Form 20-F
period 2002-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2003-06-27
CIK 1061736

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
                      ANNUAL REPORT PURSUANT TO SECTION 13
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                         Commission file number 1-14814

                    Fomento Economico Mexicano, S.A. de C.V.
             (Exact Name of Registrant as Specified in Its Charter)

                       Mexican Economic Development, Inc.
                 (Translation of Registrant's Name into English)

                              United Mexican States
                 (Jurisdiction of Incorporation or Organization)

                           General Anaya No. 601 Pte.
                               Colonia Bella Vista
                           Monterrey, NL 64410 Mexico
                    (Address of Principal Executive Offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                Name of Each Exchange
Title of each class                             On Which Registered
-------------------------------------           -------------------------------
American Depositary Shares, each                New York Stock Exchange
representing ten BD Units, each
consisting of  one Series B Share,
two Series D-B Shares and two Series
D-L Shares, without par value

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002 was:

639,892,590.....    BD Units (the "BD Units"),  each  consisting of one Series B
                    Share, two Series D-B Shares and two Series D-L Shares, without par value. The BD Units represent a total of 639,892,590 Series B Shares, 1,279,785,180 Series D-B Shares and 1,279,785,180 Series D-L Shares.



419,569,500.....    B Units (the "B Units"),  each  consisting  of five Series B
                    Shares without par value. The B Units represent a total of 2,097,847,500 Series B Shares.


Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
                                              Yes|x|       No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                                              |_| Item 17  |x| Item 18

================================================================================

                                Table of Contents

                                                                                                                Page
INTRODUCTION.....................................................................................................1
------------

                  References.....................................................................................1
                  ----------

                  Accounting Principles..........................................................................1
                  ---------------------

                  Currency Translations and Estimates............................................................2
                  -----------------------------------

                  Forward-Looking Information....................................................................2
                  ---------------------------

ITEM 1. NOT APPLICABLE...........................................................................................3
----------------------

ITEM 2. NOT APPLICABLE...........................................................................................3
----------------------

ITEM 3. KEY INFORMATION..........................................................................................3
-----------------------

                  Selected Financial Data........................................................................3
                  -----------------------

                  Dividends......................................................................................5
                  ---------

                  Exchange Rate Information......................................................................6
                  -------------------------

                  Risk Factors...................................................................................8
                  ------------

ITEM 4. INFORMATION ON THE COMPANY..............................................................................18
----------------------------------

                  Overview......................................................................................18
                  --------

                  Corporate Background..........................................................................18
                  --------------------

                  The Panamco Acquisition.......................................................................20
                  -----------------------

                  Ownership Structure...........................................................................21
                  -------------------

                  Significant Subsidiaries......................................................................23
                  ------------------------

                  Business Strategy.............................................................................23
                  -----------------

                  FEMSA Cerveza.................................................................................24
                  -------------

                  Coca-Cola FEMSA...............................................................................39
                  ---------------

                  FEMSA Comercio................................................................................55
                  --------------

                  FEMSA Empaques................................................................................60
                  --------------

                  Logistica.....................................................................................69
                  ---------

                  Perfil Corporativo............................................................................69
                  ------------------

                  FEMSA Servicios...............................................................................69
                  ---------------

                  Description of Property, Plant and Equipment..................................................70
                  --------------------------------------------

                  Capital Expenditures and Divestitures.........................................................72
                  -------------------------------------

                  Regulatory Matters............................................................................73
                  ------------------

                  Insurance.....................................................................................75
                  ---------

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS...........................................................76
-----------------------------------------------------

                  Critical Accounting Policies..................................................................76
                  ----------------------------

                  New Accounting Pronouncements.................................................................79
                  -----------------------------

                  Operating Results.............................................................................83
                  -----------------

                  Operating Leverage............................................................................85
                  ------------------


                  Impact of the Panamco Acquisition.............................................................85
                  ---------------------------------

                  Results of Operations.........................................................................86
                  ---------------------

                  Liquidity and Capital Resources..............................................................104
                  -------------------------------

                  Plan for the Disposal of Certain Fixed Assets................................................109
                  ---------------------------------------------

                  U.S. GAAP Reconciliation.....................................................................109
                  ------------------------

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................................................111
---------------------------------------------------

                  Directors....................................................................................111
                  ---------

                  Examiner.....................................................................................117
                  --------

                  Senior Management............................................................................118
                  -----------------

                  Executive Officers...........................................................................118
                  ------------------

                  Compensation of Directors and Senior Management..............................................121
                  -----------------------------------------------

                  Executive Incentive Program..................................................................121
                  ---------------------------

                  Stock Incentive Plan.........................................................................122
                  --------------------

                  Share Ownership..............................................................................122
                  ---------------

                  Board Practices..............................................................................123
                  ---------------

                  Employees....................................................................................124
                  ---------

                  Insurance Policies...........................................................................125
                  ------------------

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS......................................................126
---------------------------------------------------------

                  Major Shareholders...........................................................................126
                  ------------------

                  Related Party Transactions...................................................................126
                  --------------------------

ITEM 8. FINANCIAL INFORMATION..................................................................................129
-----------------------------

                  Consolidated Financial Statements............................................................129
                  ---------------------------------

                  Dividend Policy..............................................................................129
                  ---------------

                  Legal Proceedings............................................................................129
                  -----------------

ITEM 9. THE OFFER AND LISTING..................................................................................132
-----------------------------

                  Description of Securities....................................................................132
                  -------------------------

                  Trading Markets..............................................................................132
                  ---------------

                  Trading on the Mexican Stock Exchange........................................................132
                  -------------------------------------

                  Price History................................................................................133
                  -------------

ITEM 10. ADDITIONAL INFORMATION................................................................................137
-------------------------------

                  Bylaws.......................................................................................137
                  ------

                  Organization and Register....................................................................137
                  -------------------------

                  Voting Rights and Certain Minority Rights....................................................137
                  -----------------------------------------

                  Shareholder Meetings.........................................................................137
                  --------------------

                  Dividend Rights..............................................................................138
                  ---------------


                  Change in Capital and Withdrawal Rights......................................................139
                  ---------------------------------------

                  Preemptive Rights............................................................................139
                  -----------------

                  Limitations on Share Ownership...............................................................140
                  ------------------------------

                  Other Provisions.............................................................................140
                  ----------------

                  Taxation.....................................................................................141
                  --------

                  Material Contracts...........................................................................144
                  ------------------

                  Documents on Display.........................................................................151
                  --------------------

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK............................................152
-------------------------------------------------------------------

                  Interest Rate Risk...........................................................................152
                  ------------------

                  Foreign Currency Exchange Rate Risk..........................................................153
                  -----------------------------------

                  Equity Risk..................................................................................154
                  -----------

                  Commodity Price Risk.........................................................................155
                  --------------------

ITEMS 12-14. NOT APPLICABLE....................................................................................156
---------------------------

ITEM 15. CONTROLS AND PROCEDURES...............................................................................157
--------------------------------

ITEMS 16-17. NOT APPLICABLE....................................................................................158
---------------------------

ITEM 18. FINANCIAL STATEMENTS..................................................................................159
-----------------------------

ITEM 19. EXHIBITS 160
-------- --------

INTRODUCTION

                                   References

     The terms "FEMSA," "our company," "we," "us," and "our," are used in this Annual Report to refer to Fomento Economico Mexicano, S.A. de C.V. ("FEMSA") and, except where the context otherwise requires, its subsidiaries on a consolidated basis. On May 6, 2003, our subsidiary Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA") acquired Panamerican Beverages, Inc. ("Panamco"). Unless the context otherwise requires, references to FEMSA do not include Panamco and its subsidiaries, which were not reflected in our financial statements for the twelve months ended and as of December 31, 2002.

     We are an integrated beverage company incorporated under the laws of the United Mexican States ("Mexico"). We are a holding company whose principal assets are a 99.99% interest in Grupo Industrial Emprex, S.A. de C.V. ("Emprex") and a 100% interest in Compania Internacional de Bebidas, S.A. de C.V. ("CIBSA"), which are also holding companies incorporated under the laws of Mexico.

     References herein to "U.S. Dollars," "US$," "Dollars" or "$" are to the lawful currency of the United States. References herein to "Pesos" or "Ps." are to the lawful currency of Mexico. References herein to "Argentine pesos" or "Aps." are to the lawful currency of the Republic of Argentina ("Argentina"). The term "billion" as used in this Annual Report means one thousand million.

     The term "beer" as used in this Annual Report refers generally to fermented alcoholic beverages brewed from malt and flavored with hops. The term "hectoliter" means 100 liters or approximately 26.4 U.S. gallons.

     Per capita growth rates and levels, product segments, relative prices and packaging information contained in this Annual Report with respect to FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), our 70%-owned subsidiary engaged in the production, distribution and marketing of beer, have been computed and are based upon our statistics and assumptions. FEMSA Cerveza volume figures contained in this Annual Report refer to invoiced sales volume. Invoiced sales volume represents the number of hectoliters of beer sold by FEMSA Cerveza's breweries to unaffiliated distributors and by affiliated distributors to retailers.

     Per capita growth rates and levels, product segments, relative prices and packaging information contained in this Annual Report with respect to Coca-Cola FEMSA, our 51%-owned subsidiary engaged in the production, distribution and marketing of nonalcoholic beverages, have been computed and are based upon Coca-Cola FEMSA's statistics and assumptions. The term "soft drink" as used in this Annual Report refers generally to non-alcoholic beverages including those carbonated or containing natural or artificial flavors and sweeteners. The term "unit case" refers to 192 ounces of finished beverage product (equivalent to 24 eight-ounce servings) and, when applied to fountain syrup and concentrate, refers to the volume of concentrate or fountain syrup that is required to produce 192 ounces of finished beverage product.

     To the extent estimates are contained in this Annual Report, we believe that such estimates, which are based on internal data, are reliable. Amounts in this Annual Report are rounded, and the totals may therefore not precisely equal the sums of the numbers presented.

                              Accounting Principles

     We publish our financial statements in Mexican Pesos and prepare such financial statements in accordance with Generally Accepted Accounting Principles in Mexico ("Mexican GAAP"). Mexican GAAP differs in certain significant respects from Generally Accepted Accounting Principles in the United States ("U.S. GAAP"). Notes 24 and 25 to the Consolidated Financial Statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our company and a reconciliation to U.S. GAAP of majority net income and majority stockholders' equity.

                       Currency Translations and Estimates

     This Annual Report contains translations of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated. Unless otherwise indicated, these U.S. Dollar amounts have been translated from Pesos at an exchange rate of Ps. 10.459 to US$1.00, the exchange rate quoted by dealers to FEMSA for the settlement of obligations in foreign currencies on December 31, 2002. On December 31, 2002 and on June 13, 2003, the noon buying rates for Pesos as published by the Federal Reserve Bank of New York were Ps. 10.43 to US$1.00 and Ps. 10.60 to US$1.00, respectively. See "Item 3. Key Information--Exchange Rate Information" for information regarding exchange rates since 1998.

     Per capita growth rates and population data have been computed based upon statistics prepared by Mexico's Instituto Nacional de Estadistica, Geografia e Informatica (the National Institute of Statistics, Geography and Information, or the "Mexican Institute of Statistics"), the Federal Reserve Bank of New York, Banco de Mexico and upon our estimates.

                           Forward-Looking Information

     This Annual Report contains words, such as "believe," "expect" and "anticipate" and similar expressions that identify forward-looking statements. Use of such words reflects our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to effects on our company from changes in our relationship with or among our affiliated companies, movements in the prices of raw materials, competition, significant developments in Mexico or international economic or political situations, or changes in our regulatory environment. In addition, Coca-Cola FEMSA has recently consummated the acquisition of Panamco, which exposes us to a variety of new risks and challenges. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ITEM 1.  NOT APPLICABLE

ITEM 2.  NOT APPLICABLE

ITEM 3.  KEY INFORMATION

                             Selected Financial Data

     This Annual Report includes (under Item 18) our audited consolidated balance sheets as of December 31, 2002 and 2001 and the related consolidated income statements, changes in stockholders' equity and changes in financial position for the years ended December 31, 2002, 2001 and 2000. Our consolidated financial statements are prepared in accordance with Mexican GAAP which differs in certain significant respects from U.S. GAAP. Notes 24 and 25 to our consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to FEMSA, together with a reconciliation to U.S. GAAP of net majority income, majority shareholders' equity and certain other selected financial data. The effects of inflation accounting under Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP. See Note 24 to consolidated financial statements.

     On May 6, 2003, our subsidiary Coca-Cola FEMSA acquired Panamco. Panamco is not reflected in our consolidated financial statements presented in this Annual Report.

     The following table presents selected financial information. This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the Notes thereto. The selected financial information is presented on a consolidated basis, and is not necessarily indicative of our financial position or results of operations at or for any future date or period.


                                                   Selected Consolidated Financial Information
                                                                 Year Ended December 31,
                                       2002(1)     2002          2001            2000           1999           1998
                                       -------    ------        ------          ------         ------         -------
                                      (in millions of U.S. Dollars ("$") and Pesos ("Ps."), except for per share data, the weighted average number of shares outstanding and operating margin)
Income Statement Data:
Mexican GAAP:
Total revenues...............      $   5,062     Ps.52,941      Ps.50,097    Ps.  47,869    Ps. 43,333    Ps. 41,244
Income from operations(2)....            907         9,491          8,533          7,663         6,925         6,031
Taxes(3) ....................            346         3,624          2,945          2,508         2,158         1,156
Change in accounting principle            --            --           (29)             --            --            --
Net income...................            441         4,613          4,980          3,827         4,528         2,570
Net majority income..........            271         2,837          3,393          2,748         3,436         1,743
Net minority income..........            170         1,776          1,587          1,079         1,092           827
Net majority income per
share(4).....................
Series B Shares..............          0.046         0.478          0.571          0.459         0.574         0.361
Series D Shares..............          0.057         0.597          0.714          0.574         0.717         0.451
Weighted average number of shares
outstanding (millions)

Series B Shares..............        2,737.7       2,737.7        2,737.8        2,745.8       2,746.5       2,553.1
Series D Shares..............        2,559.6       2,559.6        2,559.8        2,591.8       2,594.8       1,821.1

U.S. GAAP:
Total revenues...............      $   5,062     Ps.52,941     Ps. 52,720    Ps.  50,158    Ps. 46,447    Ps. 45,319
Income from operations(2)....            810         8,473          7,452          6,777         6,448         5,792
Change in accounting principle            --            --           (52)             --            20            --
Net minority income..........            172         1,804          1,583          1,154         1,101           810
Net income...................            295         3,083          3,178          2,571         2,218         1,007
Net income per share(4)
Series B Shares..............          0.050         0.519          0.535          0.429         0.370         0.209
Series D Shares..............          0.062         0.649          0.669          0.537         0.463         0.261

Balance Sheet Data:
Mexican GAAP:
Total assets.................      $   5,737     Ps.60,004     Ps. 51,136    Ps.  48,115    Ps. 46,617    Ps. 46,466
Current liabilities..........          1,128        11,794          8,706          8,348         8,429         8,395
Long-term debt(5)............            937         9,803          7,117          7,698         8,023         9,973
Other long-term liabilities..            535         5,594          5,308          5,352           935         1,189
Capital Stock................            390         4,081          4,081          4,086         4,107         4,107
Total shareholders' equity...          3,137        32,813         30,005         26,717        29,230        26,909
Majority interest............          2,200        23,015         21,173         18,797        20,888        18,758
Minority interest............            937         9,798          8,832          7,920         8,342         8,151

U.S. GAAP:
Total assets.................      $   7,236     Ps.75,677      Ps.67,525    Ps.  66,822    Ps. 65,363     Ps.65,129
Current liabilities..........          1,300        13,601         10,544         10,585        10,760        10,247
Long-term debt(5)............          1,040        10,875          8,181          7,722         8,030        10,066
Other long-term liabilities..            462         4,829          4,824          6,292         6,379         5,841
Capital Stock................            390         4,081          4,081          4,086         4,107         4,107
Shareholders' equity.........          3,515        36,767         35,196         33,885        32,564        31,277
Minority interest............            918         9,605          8,780          8,338         7,630         7,699

Other information:
Mexican GAAP:
Depreciation(6)..............      $     227      Ps.2,378      Ps. 2,290    Ps.   2,415    Ps.  2,166    Ps.  1,845
Capital expenditures(7)......            530         5,540          5,314          4,571         4,351         5,352
Operating margin(8)..........          17.9%         17.9%          17.0%          16.0%         16.0%         14.6%

U.S. GAAP:
Depreciation(6)..............      $     238     Ps.2,491      Ps. 2,356     Ps.  2,496    Ps.  2,315    Ps.  1,799
Operating margin(8)..........          16.0%         16.0%          14.1%          13.5%         13.9%         12.8%

(1) Translation to U.S. Dollar amounts at an exchange rate of Ps. 10.459 to US$1.00 solely for the convenience of the reader.
(2) Includes income from operations and participation in results of affiliated companies.
(3)  Includes income tax, tax on assets and employee profit sharing.
(4) The net income (after changes in accounting principles) per Series B Share and per Series D Share was calculated in accordance with Bulletin B-14 of Mexican GAAP, which is similar to SFAS No. 128 of U.S. GAAP. The following table presents the calculations of the weighted average number of shares and income per share allocation:


                                                     Series B Shares                       Series D Shares
                                          ------------------------------------- --------------------------------------
                                                Number of           Weighted          Number of           Weighted
                                                Shares              Average           Shares              Average
                                               -------------      -------------      -------------       -------------
     At December 31, 1998....................  2,746,546,090      2,553,110,930      2,594,794,360       1,821,053,690
         Allocations of earnings.............                            52.87%                                 47.13%
     At December 31, 1999....................  2,746,546,090      2,746,546,050      2,594,794,360       2,594,794,360
         Allocations of earnings.............                            45.85%                                 54.15%
         Repurchase of our shares in              6,750,000
         2000 from October 29, 2000 to
         December 29, 2000...................                           736,246        27,000,000            2,944,984
     At December 31, 2000.................... 2,739,796,090       2,745,809,844      2,567,794,360       2,591,849,376
         Allocations of earnings.............                            45.85%                                 54.15%
     Repurchase of our shares in 2001             2,056,000
          from January 4, 2001 to
          January 16, 2001...................     2,004,647          8,224,000           8,018,586
     At December 31, 2001.................... 2,737,740,090      2,737,791,443      2,559,570,360       2,559,775,774
         Allocation of earnings..............                           46.11%                                 53.89%
     At December 31, 2002.................... 2,737,740,090      2,737,740,090      2,559,570,360       2,559,570,360
         Allocation of earnings..............                           46.11%                                 53.89%

(5)  Includes long-term bank loans minus the current portion of long-term debt.
(6)  Includes bottle breakage.
(7)  Includes investments in property, plant and equipment and deferred charges.
(8) Operating margin is calculated by dividing income from operations by total revenues.

                                    Dividends

     Subject to extraordinary economic events and to the factors described below that affect our financial situation and liquidity, which may affect whether or not dividends are declared and the amount of such dividends, we intend to pay aggregate dividends of approximately 15% to 30% of net income. We do not expect to be subject to any contractual restrictions on our ability to pay dividends, although our subsidiaries may be subject to such restrictions. Because we are a holding company with no significant operations of our own, we will have distributable profits and cash to pay dividends only to the extent that we receive dividends from our subsidiaries. Accordingly, there can be no assurance that we will pay dividends or as to the amount of any dividends.

     Subject to certain exceptions contained in the Deposit Agreement (the "ADR Deposit Agreement") dated April 13, 1998, among FEMSA, Citibank, N.A. (the "ADR Depositary") and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts ("ADRs") issued under the ADR Deposit Agreement, any dividends distributed to U.S. holders of our ADRs will be paid to the ADR Depositary in Pesos and will be converted by the ADR Depositary into U.S. Dollars. As a result, exchange rate fluctuations may affect the U.S. Dollar amount actually received by holders of our ADRs. Although the Mexican government does not currently restrict the ability of Mexican and foreign persons or entities to convert Pesos to U.S. Dollars or other currencies or to transfer other currencies out of Mexico, we cannot give any assurance that the Mexican government will not institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could affect the ADR Depositary's ability to convert dividends received in Pesos into U.S. Dollars for purposes of making a distribution to holders of the ADRs.

     Effective January 1, 2002, Mexican income tax legislation does not require Mexican companies to withhold income tax on dividend payments to Mexican or non-Mexican stockholders. Accordingly, income tax was not withheld from dividend payments made by FEMSA in May of 2003.

     The table below sets forth for each year the nominal amount of dividends per share that we declared in Pesos and in U.S. Dollars at the indicated exchange rates on each of the respective payment dates for the period 1999 to 2003:

                                                    Dividends by FEMSA-1999 to 2003
                    --------------- ---------------------- ------------- ------------ --------------- -------------------
                    Fiscal Year                            Per Series                 Per Series D
                    with Respect                           B Share       Per Series   Share
                    to which        Aggregate Amount of    Dividend      B Share      Dividend        Per Series D
                    Dividend was    Dividend Declared      (Nominal      Dividend     (Nominal        Share Dividend
Date Dividend Paid  Declared        (Nominal Pesos)(2)     Pesos)        (US$)(1)     Pesos)          (US$)(1)
------------------  ------------    -------------------    -----------   ----------   ------------    -------------------
July 1, 1999....         1998       Ps. 359,402,342        Ps. 0.0600    $0.0064      Ps. 0.07500     $0.0080
July 31, 2000...         1999       Ps. 503,163,279        Ps. 0.0840    $0.0090      Ps. 0.10500     $0.0112
May 21, 2001....         2000       Ps. 435,790,703        Ps. 0.0734    $0.0082      Ps. 0.09170     $0.0103
May 31, 2002....         2001       Ps. 664,966,740        Ps. 0.1120    $0.0116      Ps. 0.14000     $0.0145
May 30, 2003....         2002       Ps. 397,792,604        Ps. 0.0670    $0.0065      Ps. 0.08375     $0.0081
-------------------------------------------------------------------------------------------------------------------------

(1) Translated to U.S. Dollars at the corresponding noon buying rate of the Federal Reserve Bank of New York.

(2) The aggregate amount of dividend declared is determined by the per series dividend amount multiplied by the number of shares outstanding at the date the dividend is declared:

    Date Dividend Paid        Outstanding Shares
    ------------------        ------------------
                           Series B        Series D
    July 1, 1999        2,746,546,090   2,594,794,360
    July 31, 2000       2,746,546,090   2,594,794,360
    May 21, 2001        2,737,740,090   2,559,570,360
    May 31, 2002        2,737,740,090   2,559,570,360
    May 30, 2003        2,737,740,090   2,559,570,360

                            Exchange Rate Information
-------------------------------------------------------------------------------

     Mexican Peso

     In 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in countries including Brazil and Venezuela. The Peso declined during this period. However, it remained relatively stable through 1999, 2000 and most of 2001. Towards the end of 2001 and the beginning of 2002, the Peso appreciated considerably against the U.S. Dollar and even more so against other currencies. The value of the Peso peaked in March 2002 at Ps. 9.00 per U.S. Dollar. In the next twelve months, the Peso steadily depreciated, reaching an exchange rate of Ps. 11.235 per U.S. Dollar in March of 2003, representing a devaluation of approximately 25%. The weakening of the Peso corresponds to a period of mounting geopolitical instabilities and sagging financial markets in which the U.S. Dollar also depreciated significantly against the Euro. There can be no assurance that the Mexican government will maintain its current policies with regard to the Peso or that the Peso will not further depreciate significantly.

     The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rates of the Federal Reserve Bank of New York, expressed in Pesos per U.S. Dollar. The rates have not been restated in constant currency units. All amounts are stated in Pesos.


                                                                          Exchange Rate
                                                     ------------------------------------------------------------
                                                     High               Low           Average(1)       Period End
                                                     ----               ---           ----------       ----------
1998.........................................        10.63              8.04            9.24              9.90
1999.........................................        10.60              9.24            9.56              9.48
2000.........................................        10.09              9.18            9.47              9.62
2001.........................................         9.97              8.95            9.33              9.16
2002.........................................        10.43              9.00            9.75             10.43
Three months ended March 31, 2003............        11.24             10.32           10.90             10.78



2002:                                               High              Low                            Period End
                                                    ----              ---                            ----------
     January.................................      9.2500            9.0950                             9.1520
     February................................      9.1700            9.0480                             9.1300
     March...................................      9.1140            9.0005                             9.0005
     April...................................      9.3750            9.0020                             9.3750
     May.....................................      9.7130            9.4075                             9.6525
     June....................................      9.9800            9.6050                             9.9800
     July....................................      9.9697            9.6130                             9.8000
     August..................................      9.9620            9.7380                             9.9185
     September...............................     10.3500            9.9785                            10.2120
     October.................................     10.2220            9.9470                            10.1500
     November................................     10.3420           10.0920                            10.1540
     December................................     10.4250           10.1025                            10.4250

2003:
     January.................................     10.9780           10.3210                            10.9020
     February................................     11.0640           10.7740                            11.0285
     March...................................     11.2350           10.6610                            10.7820
     April...................................     10.7700           10.3080                            10.3080
     May.....................................     10.4240           10.1130                            10.3400
     June(2).................................     10.7390           10.2440                            10.6000

__________________

(1)   Average of end of month rates.
(2)   From June 1, 2003 to June 13, 2003.

                                  Risk Factors

Risks Related to Our Company

     FEMSA Cerveza

     Unfavorable economic conditions in Mexico and the United States may affect FEMSA Cerveza's business.

     Demand for FEMSA Cerveza's products in Mexico may be affected by the economic slowdown in the United States and Mexico. In particular, demand in our northern stronghold regions, where there are a large number of border towns, has been effected by the disproportionate impact of the downturn in the United States. In addition, our exports to the United States may be affected by reduced demand in the United States or a reduction in prices by our competitors. Any depreciation of the Peso in connection with these downturns may negatively effect our results of operations because a significant portion of our costs and expenses are denominated in or determined by reference to U.S. Dollars.

     Uncertainty in commodity prices of raw materials used in beer production may result in increased costs.

     FEMSA Cerveza purchases a number of commodities for the production of its products (principally barley, malt and hops) from Mexican producers and in the international markets. The prices of such commodities can fluctuate and are determined by global supply and demand and other factors, including changes in exchange rates, over which FEMSA Cerveza has no control. There can be no assurance that FEMSA Cerveza will be able to recover increases in the cost of raw materials. See "Item 4. Information on the Company--FEMSA Cerveza--Raw Materials."

     Labatt, through a joint venture with FEMSA Cerveza, has significant rights that may allow Labatt to influence the conduct of FEMSA Cerveza's business.

     Labatt Brewing Company Limited ("Labatt") owns 30% of the capital stock of FEMSA Cerveza. FEMSA Cerveza's relationship with Labatt gives Labatt significant rights, which may allow Labatt to influence the conduct of FEMSA Cerveza's business. Under the bylaws of FEMSA Cerveza, Labatt may appoint four directors to FEMSA Cerveza's 15 member Board of Directors. As long as Labatt or its controlled affiliates or permitted transferees hold certain shares of FEMSA Cerveza representing at least 20% of the outstanding capital stock, Labatt has the right to approve the appointment of the senior operating vice presidents of FEMSA Cerveza and veto certain decisions of the Board of Directors. In addition, an affiliate of Labatt ("Labatt USA"), 30% of which is owned by FEMSA Cerveza, is the exclusive importer of FEMSA Cerveza's brands into the United States. As such, FEMSA Cerveza's exports to the United States may depend on Labatt. See "Item 10. Additional Information--Material Contracts--FEMSA Cerveza." On April 29, 2002, a subsidiary of FEMSA Cerveza filed a lawsuit against certain affiliates of Labatt to enjoin the integration of the beer brands of Beck's North America ("Beck's") into the beer distribution portfolio of Labatt USA. FEMSA Cerveza believes that the proposed integration requires the approval of the affirmative vote of the Directors appointed by FEMSA Cerveza. On May 23, 2002 a preliminary injunction was issued to prevent the integration of Beck's into the Labatt USA portfolio. Certain affiliates of Labatt appealed this ruling on May 28, 2002 and the appellate argument took place on August 7, 2002. The United States Court of Appeals has not yet issued a ruling on the defendant's appeal. See "Item 8. Financial Information--Legal Proceedings." An ongoing dispute between FEMSA Cerveza and Labatt may have an effect on our relations with Labatt and potentially our exports in the United States.

     FEMSA Cerveza's sales in the Mexican market may depend on its ability to compete with Grupo Modelo.

     FEMSA Cerveza faces competition in the Mexican beer market from Grupo Modelo, S.A. de C.V. ("Grupo Modelo"). FEMSA Cerveza's ability to compete successfully in the Mexican beer market will have a significant impact on its Mexican sales. See "Item 4. Information on the Company--FEMSA Cerveza--The Mexican Beer Market."

     Competition from imports in the Mexican beer market is increasing.

     Imports do not currently constitute a significant portion of the Mexican beer market. Under the North American Free Trade Agreement ("NAFTA"), the tariffs applicable to imported beers from the United States and Canada were eliminated in January 2001. In the first half of 2002, the strength of the Peso versus the U.S. Dollar resulted in increased presence of imports in retail outlets, particularly in northern Mexico. In addition, during 2002, some supermarket chains began directly importing beer and selling it at discount prices. FEMSA Cerveza believes that imports will continue to represent a small percentage of the Mexican beer market. Increased import competition, however, could lead to greater competition in general, and there can be no assurance that such a trend would not affect FEMSA Cerveza. See "Item 4. Information on the Company--FEMSA Cerveza--The Mexican Beer Market."

     Regulatory developments in Mexico could affect FEMSA Cerveza's business.

     FEMSA Cerveza's business is subject to a variety of different Mexican government regulations, both federal and local, and may be affected by changes in law, regulation or regulatory policy. Actions of Mexican federal and local authorities, in particular changes in governmental policy with respect to excise and value-added tax laws, cold beer regulation or the beer industry practice of "tied-customer arrangements," which are agreements with retailers to sell and promote its products, may have a material adverse impact on FEMSA Cerveza's business, financial conditions and results of operations.

     Federal regulation of beer consumption in Mexico is primarily effected through a 25% excise tax and a 15% value-added tax. We do not anticipate an increase in these taxes, but federal regulation relating to excise taxes may change in the future, resulting in an increase or decrease in the tax. Local regulations are primarily effected through the issuance of licenses, which authorize retailers to sell alcoholic beverages. Other regulations affecting beer consumption in Mexico vary according to local jurisdictions and include limitations on the hours during which restaurants, bars and other retail outlets are allowed to sell beer. See "Item 4. Information on the Company--FEMSA Cerveza--The Mexican Beer Market."

     A water supply shortage could affect FEMSA Cerveza's business.

     FEMSA Cerveza purchases water from government entities and obtains pump water from its own wells pursuant to concessions granted by the Mexican government.

     FEMSA Cerveza believes that its water concessions will satisfy its current and future water requirements. There can be no assurance, however, that isolated periods of adverse weather will not affect FEMSA Cerveza's supply of water to meet its future production needs in any given period, or that its concessions will not be terminated by the Mexican government or prove insufficient to meet its water demand.

     Coca-Cola FEMSA

     A prolonged economic slowdown may affect Coca-Cola FEMSA's profit margin.

     If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, demand for soft drinks may decrease as consumers find it more difficult to pay for Coca-Cola FEMSA's products or demand may shift to lower margin products or lower margin presentations. Because a large percentage of our costs are fixed costs, Coca-Cola FEMSA may not be able to maintain its costs and expenses at their current levels and its profits margins may suffer as a result. This could have a material adverse effect on Coca-Cola FEMSA's financial condition and results of operation.

     Coca-Cola FEMSA's business depends significantly on its relationship with The Coca-Cola Company.

     Approximately 98% of Coca-Cola FEMSA's net sales in 2002 were derived from the distribution of Coca-Cola trademark beverages. Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages through standard bottler agreements. These bottler agreements with The Coca-Cola Company cover all of Coca-Cola FEMSA's present territories, including the Panamco territories. Through its rights under the bottler agreements, The Coca-Cola Company has the ability to exercise substantial influence over the conduct of Coca-Cola FEMSA's business. See "Item 10. Additional Information--Material Contracts-- Coca-Cola FEMSA--Bottler Agreements."

     Under Coca-Cola FEMSA's bottler agreements, The Coca-Cola Company may unilaterally set the price for its concentrate. Furthermore, in conjunction with The Coca-Cola Company, Coca-Cola FEMSA prepares a three-year general business plan that is submitted to its board of directors for approval. The Coca-Cola Company may require that Coca-Cola FEMSA demonstrate its financial ability to meet its plans and may terminate Coca-Cola FEMSA's rights to produce, market and distribute soft drinks in territories with respect to which such approval is withheld. Coca-Cola FEMSA is prohibited from bottling any soft drink product without The Coca-Cola Company's authority or consent. The Coca-Cola Company has the exclusive right to import and export Coca-Cola trademark beverages to and from Coca-Cola FEMSA's territories. In addition, Coca-Cola FEMSA may not transfer control of its bottling rights for a territory without the consent of The Coca-Cola Company.

     Coca-Cola FEMSA is dependent on The Coca-Cola Company to renew its bottler agreements. The two bottler agreements that cover Coca-Cola FEMSA's Mexican Territories (other than those acquired from Panamco) will each expire in 2013, and the Buenos Aires bottler agreement will expire in 2004. These bottler agreements are automatically renewable for additional ten-year terms, unless either party gives notice within a specified time period of its intention not to renew the agreement. The bottler agreements covering Panamco's Mexican subsidiaries have a ten-year term ending in 2005 while the Panamco bottler agreements in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil have five year terms. Coca-Cola FEMSA's bottler agreements, and therefore its right to distribute Coca-Cola trademark beverages, are subject to termination by The Coca-Cola Company in the event of default by Coca-Cola FEMSA or upon expiration at their term. No assurance can be given that Coca-Cola FEMSA's bottler agreements will be renewed upon the expiration of their respective terms. Non-renewal of the bottler agreements would have a material adverse effect on Coca-Cola FEMSA's business, financial condition, prospects and results of operations. See "Item 10. Additional Information--Material Contracts-- Coca-Cola FEMSA--Bottler Agreements."

     The Coca-Cola Company indirectly owns 39.6% of Coca-Cola FEMSA's outstanding capital stock, representing 46.4% of the voting rights in Coca-Cola FEMSA. The Coca-Cola Company is entitled to appoint four of Coca-Cola FEMSA's 18 directors and certain of Coca-Cola FEMSA's executive officers and, except under limited circumstances, has the power to veto significant decisions of Coca-Cola FEMSA's board of directors. The Coca-Cola Company thus has the power to affect the outcome of all actions requiring approval by Coca-Cola FEMSA's board of directors and, except in certain limited situations, has the power to affect the outcome of all actions requiring approval of Coca-Cola FEMSA's shareholders. See "Item 10. Additional Information--Material Contracts--Coca-Cola FEMSA--Shareholders' Agreement."

     Coca-Cola FEMSA has incurred significant new indebtedness as a result of the Panamco acquisition.

     In connection with the acquisition of Panamco and the refinancing of the existing indebtedness of Panamco, Coca-Cola FEMSA incurred and assumed approximately US$2.5 billion of debt (including existing debt of Panamco). This new debt includes a bridge facility due in April 2004 in the amount of approximately US$833 million. Coca-Cola FEMSA now has significantly more indebtedness than it has had historically, and Coca-Cola FEMSA has agreed to certain covenants that impose restrictions on the conduct of its business. In connection with the refinancing of the bridge facility, Coca-Cola FEMSA may be required to agree to additional restrictions or less favorable terms than it has obtained to date. The increase in debt may reduce the amount of cash otherwise available to Coca-Cola FEMSA to invest in its business or meet its obligations and may prevent Coca-Cola FEMSA in the future from obtaining additional financing or completing refinancings on terms favorable to it. Because Coca-Cola FEMSA has significant indebtedness in U.S. Dollars and its sales are now in a number of currencies other than U.S. Dollars, its ability to service its indebtedness may be affected by changes in exchange rates or interest rates or in economic conditions in the different countries in which Coca-Cola FEMSA now operates, particularly Mexico.

     Coca-Cola FEMSA may fail to realize the contemplated benefits from integrating Panamco's Mexican operations.

     Coca-Cola FEMSA expects to realize benefits from the Panamco acquisition by integrating the Mexican operations of both companies. Coca-Cola FEMSA's ability to realize any benefits, however, depends on Coca-Cola FEMSA's success in applying its operational practices and integrating the organizational structures of the two operations. Coca-Cola FEMSA may fail or be delayed in realizing any operational benefit from this integration, and it may need to invest significant capital and resources in the acquired business or incur other costs in order to achieve this integration.

     Taxes on soft drinks could affect Coca-Cola FEMSA's business.

     Coca-Cola FEMSA's products are subject to excise and value-added taxes in many of the countries in which it operates. The imposition of new taxes or increases in taxes on Coca-Cola FEMSA products may affect its business, prospects, financial conditions and results of operations. Coca-Cola FEMSA can give no assurance that any governmental authority in any country where it operates will not impose or increase any such taxes in the future.

     Voluntary price restraints or statutory price controls would limit Coca-Cola FEMSA's ability to increase prices and may affect its results.

     Voluntary price restraints or statutory price controls in any of the countries in which Coca-Cola FEMSA operates may have a material adverse effect on its business, prospects, financial conditions and results of operations. Although Mexican bottlers have been free to set prices for carbonated soft drinks without governmental intervention since January 1996, such prices were once subject to statutory price controls and, later, to voluntary price restraints, which effectively limited Coca-Cola FEMSA's ability to increase prices in the Mexican market without governmental consent. See "Item 4. Information on the Company--Regulatory Matters--Price Controls." Coca-Cola FEMSA can give no assurance that governmental authorities in any country where it operates will not impose voluntary price restraints or statutory price controls.

     Increases in the price of raw materials may increase Coca-Cola FEMSA's cost of sales and may affect its results of operations.

     Coca-Cola FEMSA uses high fructose corn syrup ("HFCS") and sugar as sweeteners in its products. In 2002, Coca-Cola FEMSA converted its Mexican bottling facilities to sugar-cane based production following the imposition of a 20% excise tax on carbonated soft drinks sweetened with HFCS. In addition, the prices of certain materials used in the bottling of Coca-Cola FEMSA's products, including aluminum cans, plastic bottles, bottle closures (both steel and plastic), other packaging materials and HFCS, are quoted in U.S. Dollars and therefore may increase if the U.S. Dollar appreciates against the currency of any country in which Coca-Cola FEMSA operates, particularly against the Mexican Peso. See "Item 4. Information on the Company--Coca-Cola FEMSA--Raw Materials."

     Increases in the price of raw materials, including increases that may occur as a result of import duties, import restrictions or fluctuations in exchange rates, will increase Coca-Cola FEMSA's cost of sales and affect net earnings to the extent Coca-Cola FEMSA is unable to increase its sales prices. Coca-Cola FEMSA cannot ensure that its raw materials prices will not increase in the future.

     A water shortage could affect Coca-Cola FEMSA's business.

     Water is an essential component of soft drinks. Coca-Cola FEMSA obtains water from various sources in its territories, including springs, wells, rivers and municipal water companies. In Mexico, Coca-Cola FEMSA both purchases water from municipal water companies and pumps water from its own wells pursuant to concessions granted by the Mexican government. Coca-Cola FEMSA obtains approximately 90% and 100%, respectively, of the water used in soft drink production in the Valley of Mexico and the Southeast of Mexico pursuant to these concessions, which the Mexican government granted based on studies of the existing and projected groundwater supply. The Mexican government under certain circumstances may terminate Coca-Cola FEMSA's existing water concessions. See "Item 4. Information on the Company--Regulatory Matters--Water Supply Law."

     Coca-Cola FEMSA cannot ensure that water will be available in sufficient quantities to meet its future production needs in any territory in which it operates, or that its concessions and permits will not be terminated by governments in any such territory or prove sufficient to meet Coca-Cola FEMSA's water supply needs.

     A shortage of key materials used in the production of Coca-Cola FEMSA products could affect Coca-Cola FEMSA's business.

     Pursuant to the bottler agreements with The Coca-Cola Company, Coca-Cola FEMSA is required to purchase concentrate exclusively from The Coca-Cola Company. In addition, Coca-Cola FEMSA must purchase other supplies, including containers, closures, cases, cartons and other packages and labels, only from manufacturers approved by The Coca-Cola Company. See "Item 4. Information on the Company--Coca-Cola FEMSA--Raw Materials." Access to these materials could be affected by strikes, weather conditions, exchange controls, governmental controls or national emergency situations. Any shortage of these materials could affect Coca-Cola FEMSA's business, results of operations, prospects, or financial condition.

     Competition from other bottlers could affect Coca-Cola FEMSA's business.

     The beverage industries in the Mexican and Buenos Aires Territories, as well as in many of the Panamco territories, are highly competitive. Coca-Cola FEMSA's principal competitor in the Mexican Territories is The Pepsi Bottling Group ("PBG"), the largest bottler worldwide of PepsiCo, Inc. ("PepsiCo"). Coca-Cola FEMSA's principal competitor in Buenos Aires is Buenos Aires Embotelladora S.A. ("BAESA"), a large PepsiCo bottler. Companhia de Bebidas das Americas ("AmBev"), the largest brewer in Latin America, has recently acquired an important stake of BAESA. In addition, in each of Coca-Cola FEMSA's territories, Coca-Cola FEMSA competes with various other bottlers and distributors of nationally and regionally advertised soft drinks. Coca-Cola FEMSA faces increased competition in many of its territories from producers of low cost beverages, commonly referred to as "B" brands. Coca-Cola FEMSA's ability to maintain existing prices or implement price increases depends to a great extent on competitive conditions and the effect of such prices on sales volume. Price discounting has been a means of maintaining or increasing sales volume share in our territories. This may have an effect on Coca-Cola FEMSA's results of operations. Although Coca-Cola FEMSA believes that it is well positioned to meet its objective of maintaining or increasing Coca-Cola FEMSA's sales volume at satisfactory price levels in the various territories in which it competes, competition is likely to continue or intensify, particularly after the acquisitions of Pepsi Gemex, S.A. de C.V., the PepsiCo bottler in Mexico, by PBG and of BAESA by AmBev. Coca-Cola FEMSA can give no assurance that it can meet its objective of increased sales volume or that price discounting will not continue to have an effect on its results of operations.

         Coca-Cola FEMSA's compliance with environmental regulations could result in a material adverse effect on Coca-Cola FEMSA's results of operations or financial condition.

     Environmental laws and regulations and their enforcement are becoming increasingly more stringent in many countries in Latin America. Such costs may have a material adverse effect on Coca-Cola FEMSA's future results of operations or financial condition.

     FEMSA Comercio

     Competition from other retailers in Mexico could affect our company's business.

     The Mexican retail sector is highly competitive. FEMSA participates in the retail sector primarily through FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio") .. FEMSA Comercio's Oxxo convenience stores face competition on a regional basis from 7-Eleven, Super Extra, AM/PM and Circle K stores. Oxxo convenience stores also face competition from numerous small chains of retailers in some regions across Mexico. There can be no assurance that FEMSA Comercio will not be affected by an increase in competition.

     Oxxo convenience stores are highly sensitive to economic conditions in Mexico.

     Due to the nature of the convenience store market, convenience stores often sell certain products at a premium. The convenience store market is thus highly sensitive to economic conditions as an economic slowdown is often accompanied by a decline in consumer purchasing power, which in turn results in a decline in the overall consumption of our main product categories. During periods of economic slowdown, Oxxo stores may experience a decline in traffic per store and purchases per customer, which may result in a decline in operating revenue.

     FEMSA Empaques

     FEMSA Empaques' beverage can operation is highly sensitive to economic conditions, competition from alternative beverage presentations and exchange rate fluctuations.

     The aluminum can operations of Fabricas Monterrey, S.A. de C.V. ("Famosa"), a subsidiary of FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), are sensitive to economic conditions because beverage can presentations are more expensive to the consumer than alternative presentations. In addition, FEMSA Empaques' beverage can business exclusively serves the beverage industry and therefore is vulnerable to shifts in demand for beverage products. Furthermore, beverage can presentations also compete with alternative beverage presentations such as glass and non-returnable polyethylene terephtalate ("PET") presentations. Demand for beverage cans has decreased in recent years due to a shift toward non-returnable PET presentations in the soft drink industry. See "Item 4. Information on the Company--FEMSA Empaques--Products--Beverage Cans and Can Ends." In addition, since FEMSA Empaques' operating expense structure is Peso-denominated while its revenues are linked to the U.S. Dollar, the operating margins of FEMSA Empaques' beverage can operations could be pressured if the Peso were to strengthen against the U.S. Dollar.

     The Mexican beverage can industry may be currently operating at levels of overcapacity, which may result in decreases in price.

     Certain significant competitors in the beverage can industry operate at average levels of capacity utilization below 60%. We cannot guarantee that some of these businesses will not practice aggressive pricing strategies in order to increase their sales volume. See "Item 4. Information on the Company--FEMSA Empaques--Products--Beverage Cans and Can Ends."

     Crown cap presentations face competition from alternative beverage presentations.

     FEMSA Empaques' crown cap business exclusively serves the soft drink and beer industries, and therefore is vulnerable to shifts in demand for those products. Crown cap glass bottle presentations also compete with alternative beverage presentations such as can and non-returnable PET presentations. Demand for crown caps has decreased in recent years due to a shift toward returnable and non-returnable PET presentations in the soft drink industry. See "Item 4. Information on the Company--FEMSA Empaques--Products--Beverage Cans and Can Ends."

     FEMSA Empaques' sales of glass bottles may be affected by competition and from alternative beverage presentations.

     FEMSA Empaques' principal domestic competitor in the sale of glass bottles is Vitro, S.A. ("Vitro"). There can be no assurance that FEMSA Empaques will not be affected by price competition from Vitro or other producers of glass bottles or alternative containers. See "Item 4. Information on the Company--FEMSA Empaques--Products--Glass Bottles."

     Moreover, like the beverage can business, FEMSA Empaques' glass bottle business exclusively serves the beverage industry and thus is vulnerable to shifts in preferences for those products and presentations. Demand for glass bottle presentations has declined in recent years due to a shift towards non-returnable PET presentations for soft drinks. See "Item 4. Information on the Company--FEMSA Empaques--Glass Bottles." There can be no assurance that there will not be a further shift in demand towards such alternative presentations which would have an effect on our glass bottle operations.

     Risks Related to Our Principal Shareholders and Capital Structure

     A majority of the voting shares are held by a Voting Trust, which effectively controls the management of our company, and whose interests may differ from those of other shareholders.

     A voting trust (the "Voting Trust"), comprised mainly of five families, owns 27.8% of our capital stock and 53.8% of our capital stock with full voting rights, consisting of the Series B Shares. Consequently, the Voting Trust has the power to elect a majority of the members of our Board of Directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our shareholders. The interests of the Voting Trust may differ from those of our other shareholders. See "Item 7. Major Shareholders and Related Party Transactions" and "Item 10. Additional Information--Bylaws--Voting Rights and Certain Minority Rights."

     Holders of Series D-B and D-L Shares have limited voting rights.

     Holders of Series D-B and D-L Shares have limited voting rights and are only entitled to vote on specific matters, such as changes in our corporate form, a dissolution or liquidation and the cancellation of the registration of the Series D-B and D-L Shares. See "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders" and "Item 10. Additional Information--Bylaws--Voting Rights and Certain Minority Rights."

     Holders of ADRs may not be able to vote at our shareholder meetings.

     Our shares are traded on the New York Stock Exchange in the form of ADRs (under the ticker "FMX"). There can be no assurance that holders of our shares through ADRs will receive notices of shareholder meetings from our ADR Depositary in sufficient time to enable such holders to return voting instructions to the ADR Depositary in a timely manner. Under certain circumstances, a person designated by us may receive a proxy to vote the shares underlying ADRs for which no voting instructions are received by the ADR Depositary at a shareholder meeting.

     Holders of ADRs may not be able to participate in any future preemptive rights offering and as a result may be subject to dilution of their equity interests.

     Under Mexican law, if we issue new shares for cash as a part of a capital increase, we must generally grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not be legally permitted to allow holders of our shares through ADRs in the United States to exercise any preemptive rights in any future capital increases unless (i) we file a registration statement with the SEC with respect to that future issuance of shares or (ii) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933 (the "Securities Act"). At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares through ADRs in the United States and any other factors that we consider important in determining whether to file a registration statement.

     There can be no assurance that we will file a registration statement with the SEC to allow holders of our shares through ADRs in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, the sale by the ADR Depositary of preemptive rights and the distribution of the proceeds from such sales to the holders of our shares through ADRs is not possible. As a result, the equity interest of holders of our shares through ADRs would be diluted proportionately. See "Item 10. Additional Information--Bylaws--Preemptive Rights."

     Developments in other emerging market countries may affect prices of our shares.

     The market value of our securities may be affected by the reactions of investors to economic and other conditions in emerging market countries other than Mexico (including emerging market countries in Asia), even though economic conditions in such countries may differ significantly from economic conditions in Mexico. There can be no assurance that the market value of our shares would not be affected by events elsewhere, especially in emerging market countries.

     Exchange rate fluctuations may affect the value of our shares.

     Fluctuations in the exchange rate between the Peso and the U.S. Dollar will affect the U.S. Dollar value of an investment in our shares and of dividends and other cash distributions on those shares. See "--Exchange Rate Information."

     Risks Related to Mexico

     Economic developments in Mexico may affect our business and results of operations.

     Our financial condition and results of operations are generally affected by the strength of the Mexican economy, which affects the demand for soft drinks and beer. The revenue derived from this demand is the principal source of our earnings, and this demand generally declines during periods of economic difficulty.

     Mexico is exposed to economic downturns that may originate internally or as a repercussion of other nations' economic crises. In recent years, economic crises in Asia, Brazil, Russia and other emerging markets have affected the Mexican economy and could do so again. In addition, the performance of the U.S. economy is having an increasing effect on the performance of the Mexican economy. If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our financial condition and results of operations could suffer material adverse consequences because, among other things, demand for our products may decrease as consumers find it economically more difficult to purchase such products.

     Depreciation of the Peso relative to the U.S. Dollar could affect our financial condition and results of operations.

     Our sales volume may decrease following a devaluation or depreciation of the Peso if consumption of beverages declines as a result of any ensuing impact on personal income, employment or other economic shock. Future significant depreciation of the Peso is likely to reduce our sales volume, which may have a material adverse effect on our results of operations.

     Declines in the value of the Peso relative to other currencies, in particular the U.S. Dollar, increase our interest costs in Pesos relative to our indebtedness and result in foreign exchange losses that could affect our ability to meet our interest and principal obligations under our indebtedness. As of December 31, 2002, 69.6% of our indebtedness was denominated in U.S. Dollars, and we may incur additional non-Peso-denominated indebtedness. The value of the Peso has been subject to significant fluctuations with respect to the U.S. Dollar in the past and may be subject to significant fluctuations in the future. The Peso was relatively steady in 1998, 1999, 2000 and 2001, with average rates of Ps. 9.15, Ps. 9.56, Ps. 9.47 and Ps. 9.33, respectively. However, in 2002 and the beginning of 2003, the Peso significantly fluctuated in value relative to the U.S. Dollar from Ps. 9.00 to Ps. 11.24. During the first six months of 2002, the Peso maintained a generally appreciated level against the U.S. Dollar and reached Ps. 9.00 at the end of March 2002. During the second half of the year, the Peso depreciated and ended December at Ps. 10.43. No assurance can be given that the Peso will not further depreciate in value relative to the U.S. Dollar in the future.

     Furthermore, severe devaluation or depreciation of the Peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness.

     While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. To the extent that there are currency fluctuations, they are likely to continue to have an effect on our financial condition, results of operations and cash flows in future periods.

     Political events in Mexico could affect Mexican economic policy and our operations.

     Mexican political events may also significantly affect our operations and the performance of Mexican securities, including our securities. In the Mexican national elections held on July 2, 2000, Vicente Fox of the Partido Accion Nacional (National Action Party or "PAN") won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party or "PRI"). Neither the PRI nor the PAN succeeded in securing a majority in the Mexican Congress or Senate.

     President Fox assumed office on December 1, 2000. While the transition from the previous administration was smooth, President Fox has since encountered strong opposition to some of his proposed reforms in both Congress and the Senate, where opposition parties such as the PRI and the Partido de la Revolucion Democratica (the Democratic Revolution Party or "PRD") have frequently joined forces to block PAN initiatives. Such legislative gridlock could slow down the progress of reforms in Mexico and could have a material adverse effect on our business, financial condition and results of operations. New legislative elections for federal and state congress, as well as for some state governors and city mayors, will be held in July 2003, and the effects on the political situation in Mexico are uncertain.

     High levels of inflation and high interest rates in Mexico could affect our financial condition and results of operations.

     The annual rate of inflation, as measured by changes in the Mexican CPI, was 9.0% for 2000, 4.4% for 2001 and 5.7% for 2002. On June 17, 2003 the 28-day
Cetes rate, a benchmark interest rate for Mexican government treasury securities, was 5.31%. However, higher inflation and higher interest rates in Mexico may affect our costs and thus, our business, financial condition and results of operations.

     Risks Related to Argentina

     Developments in Argentina may affect Coca-Cola FEMSA's business.

     In recent years, Argentina has faced significant economic and political instability, including a contracting economy, a drastic currency devaluation, high unemployment, the introduction of exchange controls and social unrest. After a series of failed governments, Nestor Kischner was appointed president of Argentina in May 2003. It is premature to predict the way in which the new government will seek to address the economic crisis. The Argentine crisis has had, and continues to have, a material adverse effect on Coca-Cola FEMSA's operations in Argentina. Coca-Cola FEMSA has experienced declining net sales in Argentina since 1998. In 2001, Coca-Cola FEMSA recognized a loss generated by the devaluation of the Argentine peso against the U.S. dollar against Coca-Cola FEMSA's original investment in Argentina, and in 2002 a substantial portion of the goodwill generated by the acquisition of Coca-Cola FEMSA's Argentine operations was impaired. Coca-Cola FEMSA can give no assurance that future developments in the Argentine economic policies and political environment will not have a material adverse effect on Coca-Cola FEMSA's business, financial condition, prospects and results of operations.

         Risks Related to New Territories Acquired by Coca-Cola FEMSA

         Coca-Cola FEMSA now conducts business in countries throughout Latin America in which it has not previously operated and that may present different or greater country risk than Mexico or Argentina.

     As a result of the Panamco acquisition, Coca-Cola FEMSA has expanded its geographic reach from Mexico and Argentina to include Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil. Many of these countries present different or greater country risk than Mexico and Argentina. Coca-Cola FEMSA has not previously conducted business in Panamco's territories. It may face competitive pressures that are different than those it has historically faced. In Brazil, Coca-Cola FEMSA competes against both AmBev, a Brazilian company with a portfolio of brands that includes Pepsi and local brands with flavors such as guarana, and "B" brands or "Tubainas," which are small, local producers of low cost flavored soft drinks that represent an important portion of the soft drink market. In addition, distribution and marketing practices in some of these territories differ from Coca-Cola FEMSA's historical practices. Several of Panamco's territories have a lower level of pre-sale as a percentage of total distribution than Coca-Cola FEMSA is accustomed to having in its territories, and the product and presentation mix varies from territory to territory with customer preferences. Coca-Cola FEMSA may have to adapt its marketing and distribution strategies to effectively compete. Its inability to compete effectively may have an adverse effect on its future operating results.

ITEM 4.  INFORMATION ON THE COMPANY

                                    Overview

     We are a Mexican company headquartered in Monterrey, Mexico. Our principal executive offices are located at General Anaya No. 601 Pte., Colonia Bella Vista, Monterrey, NL 64410, Mexico. Our telephone number at this location is (52-81) 8328-6000. Our website is http://www.femsa.com. We are organized as a Sociedad Anonima de Capital Variable under the laws of Mexico. Our company was incorporated on May 30, 1936 and has a duration of 99 years.

     We hold either directly or indirectly all or a majority of the capital stock of the following principal holding companies (each a "subholding company"):

- FEMSA Cerveza, which engages in the production, distribution and marketing of beer;

- Coca-Cola FEMSA, which engages in the production, distribution and marketing of soft drinks;

-    FEMSA Comercio, which operates convenience stores; and

- FEMSA Empaques, which engages in the production and distribution of beverage-related packaging materials.

     We hold all of our subholding companies through our 99.99% subsidiary Emprex, other than Coca-Cola FEMSA, which is held through our wholly-owned subsidiary CIBSA. As of December 31, 2002, our interests in Emprex and CIBSA together represent 98% of our consolidated total assets.

     In addition to the subholding companies, we indirectly own Perfil Corporativo, S.A. de C.V. ("Perfil Corporativo") through Emprex. Perfil Corporativo engages in the production and distribution of concentrate for our proprietary soft drink brands Mundet and Mundet light. We also directly own FEMSA Logistica, S.A. de C.V. ("FEMSA Logistica"), which is held directly by FEMSA and which provides logistics services to FEMSA subsidiaries other than FEMSA Cerveza and third party clients.

     Prior to January 1, 2003, Emprex also owned an interest in Logistica CCM, S.A. de C.V. ("Logistica CCM"), which provides logistics services solely to FEMSA Cerveza. On January 1, 2003, Logistica CCM merged into FEMSA Cerveza to make FEMSA Cerveza more comparable with the rest of the beer industry. The merger did not affect our ownership percentage in FEMSA Cerveza. For the purpose of this Annual Report, Logistica CCM and FEMSA Logistica and their combined financial results are presented together and referred to as "Logistica" unless otherwise specified. Although the two companies had different capital structures and shareholders, they were managed by the same management team throughout 2002.

                              Corporate Background

     FEMSA traces its origins to the establishment of Mexico's first brewery, Cerveceria Cuauhtemoc, S.A. de C.V. ("Cuauhtemoc"), which was founded in 1890 by four Monterrey businessmen: Francisco G. Sada, Jose A. Muguerza, Isaac Garza and Jose M. Schneider. The company is controlled by descendants of certain of the founders of Cuauhtemoc.

     In 1891, the first year of production, Cuauhtemoc produced 2,000 hectoliters of beer. By 1935, the brewery operations had expanded significantly and Cuauhtemoc produced 293,000 hectoliters of beer. Cuauhtemoc continued to expand through additions to existing plant capacity and through acquisitions of other Mexican breweries, the first of which was completed in 1935. Over the next 30 years, Cuauhtemoc acquired four more breweries, and since then has continued to increase its production capacity, reaching approximately 32.2 million hectoliters in 2002.

     The strategic integration of the company dates back to 1936 when Famosa was established to supply crown caps to the brewery. The packaging operations were expanded in 1957 when Grafo Regia, S.A. de C.V. ("Grafo Regia") was formed to produce labels and flexible packaging for the company's beer operations. During this period, these operations were part of what was known as the "Monterrey Group," which also included interests in banking, through Financiera Aceptaciones, S.A., which later became Banca Serfin, S.A. ("Banca Serfin"); steel, through Hojalata y Lamina, S.A. ("Hylsa"); and other packaging operations, through Empaques de Carton Titan, S.A. ("Titan").

     In 1974, the Monterrey Group was split between two branches of the descendants of the founding families of Cuauhtemoc. Hylsa and Titan formed the basis for the creation of Corporacion Siderurgica, S.A. (later Grupo Industrial Alfa, S.A. de C.V.), controlled by the Garza Sada family, and the beverage and banking operations were consolidated under the FEMSA corporate umbrella, controlled by the Garza Laguera family. FEMSA's shares were first listed on the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange") on September 19, 1978. Between 1977 and 1981, FEMSA diversified its operations through acquisitions in the soft drink and mineral water industries, the establishment of the first convenience stores under the trade name Oxxo, and investments in the hotel, construction, auto parts, food and fishing industries, which were subsequently divested. These investments were financed in large part with foreign bank borrowings.

     In August 1982, the Mexican government suspended payment on its international debt obligations and nationalized the Mexican banking system. These actions precipitated an economic and debt crisis that lasted for several years. In 1985, in the midst of this crisis, certain controlling shareholders of FEMSA acquired a controlling interest in Cerveceria Moctezuma, S.A. ("Moctezuma") (then Mexico's third-largest brewery) and related companies in the packaging industry through the holding company Grupo Cermoc, S.A. de C.V. ("Grupo Cermoc"). At the time of the acquisition, Grupo Cermoc was in severe financial difficulty, which exacerbated the financial difficulties of FEMSA as well. As a result, FEMSA undertook an extensive corporate and financial restructuring that was completed in December 1988 (the "1988 Restructuring").

     Pursuant to the 1988 Restructuring, the shareholders' interests in the company and Grupo Cermoc were combined through the contribution by the company of the shares of the company's operating subsidiaries to Grupo Cermoc, a publicly listed Mexican company. The shares of the company's subsidiaries contributed to Grupo Cermoc represented approximately 75% of the new company, while the companies that originally formed part of Grupo Cermoc accounted for the remaining 25%. In conjunction with this combination of interests, approximately US$1.3 billion of aggregate liabilities of the company and Grupo Cermoc were restructured. Grupo Cermoc is the entity currently known as Emprex. The debt restructuring, which included a capital increase and a capitalization of part of the existing debt, resulted in a dilution of FEMSA's interest in Emprex to 60%. In addition, pursuant to the 1988 Restructuring, FEMSA divested its interests in non-core assets, including its investments in the hotel, auto parts and food businesses. As part of the 1988 Restructuring, Citicorp International Holdings, Inc. ("Citicorp") acquired 15% of Emprex's shares. In 1992, FEMSA purchased approximately 8.5% of Emprex's shares from Citicorp pursuant to an option agreement that had been entered into between FEMSA and Citicorp in 1988. FEMSA simultaneously sold approximately 0.8% of Emprex's shares in the market. As a result of these transactions, FEMSA's interest in Emprex increased to approximately 68%.

     In August 1991, FEMSA repurchased approximately 30% of its shares from a dissident minority shareholder. In October 1991, certain majority shareholders of FEMSA acquired a controlling interest in Bancomer, S.A. ("Bancomer"). The investment in Bancomer was undertaken as part of the Mexican government's reprivatization of the banking system, which had been nationalized in 1982. The Bancomer acquisition was financed in part by a US$610 million indirect subscription by Emprex's shareholders, including FEMSA, of shares in Grupo Financiero Bancomer, S.A. de C.V. (currently Grupo Financiero BBVA Bancomer, S.A. de C.V. ("BBVA Bancomer")), the Mexican financial services holding company that was formed to hold a controlling interest in Bancomer. In recognition that not all of Emprex's shareholders wished to participate in the financial services sector, in February 1992, FEMSA offered Emprex's shareholders the opportunity to exchange the BBVA Bancomer shares to which they were entitled for Emprex shares owned by FEMSA. Pursuant to this exchange facility, a small number of Emprex shareholders exchanged 124,553,926 BBVA Bancomer shares for 30,466,062 Emprex shares. FEMSA's interest in Emprex declined to approximately 62% as a result.

     FEMSA's repurchase of the shares held by the dissident minority shareholder and the participation by Emprex's shareholders in the Bancomer transaction were financed through a bridge facility extended to FEMSA and Emprex that was subsequently repaid. Part of the repayment of FEMSA's obligations under the bridge facility was accomplished through a sale in 1992 of an 11% interest in Emprex to a European portfolio investor, which reduced FEMSA's interest in Emprex to 51.04%. In August 1996, the shares of BBVA Bancomer that were received by FEMSA in the exchange with Emprex's shareholders were distributed as a dividend to FEMSA's shareholders. At the same time, certain shareholders of FEMSA participated in a capital increase in FEMSA, the proceeds of which were used to reduce FEMSA's outstanding debt. As a result of the distribution of the shares of BBVA Bancomer to FEMSA's shareholders, the company ceased to have any beneficial interest in BBVA Bancomer.

     Emprex's obligations pursuant to the bridge facility were refinanced through a series of transactions that included the divestiture of the mineral water business in April 1992 and the successful completion of a US$300 million Euro-bond offering in July 1992. Subsequent to the repayment of the bridge facility, Emprex began a series of strategic transactions to strengthen the competitive positions of its operating subsidiaries. These transactions included the sale of a 30% strategic interest in Coca-Cola FEMSA to a wholly-owned subsidiary of The Coca-Cola Company and a subsequent public offering of Coca-Cola FEMSA shares, both of which occurred in 1993, and the sale of a 22% strategic interest in the beer subsidiary, FEMSA Cerveza, to Labatt in 1994. Labatt subsequently increased its interest in FEMSA Cerveza to 30%.

     In 1998, we completed a reorganization (the "Reorganization") that (i) simplified our capital structure by converting our outstanding capital stock at the time of the Reorganization into BD Units and B Units, and (ii) united the shareholders of FEMSA and the former shareholders of Emprex at the same corporate level through an exchange offer that was consummated on May 11, 1998 (the "Exchange Offer"). Pursuant to the Exchange Offer, FEMSA exchanged ADRs representing 10 BD Units for outstanding Emprex ADRs or Emprex Series B Shares. As part of the Reorganization, FEMSA listed ADRs on the New York Stock Exchange representing BD Units, and listed the BD Units and the B Units on the Mexican Stock Exchange. Additionally, upon completion of the Reorganization the name of FEMSA was changed from "Valores Industriales, S.A." to "Fomento Economico Mexicano, S.A. de C.V." and the name of Emprex was changed from "Fomento Economico Mexicano, S.A. de C.V." to "Grupo Industrial Emprex, S.A. de C.V."

     Prior to the completion of the Exchange Offer, FEMSA owned 51.04% of the shares of Emprex. Upon the completion of the Exchange Offer, FEMSA owned 98.7% of the outstanding shares of Emprex, which amount increased to 99.99% through a tender offer by the company for the outstanding Emprex shares. The Reorganization did not give rise to a change in control. Those shareholders of the company that held a majority of the voting shares of the company (which, in turn, held a majority of the voting shares of Emprex) before the Reorganization continued to hold a majority of the company's Series B Shares, which are the only shares of capital stock of FEMSA with full voting rights, after the Reorganization. See "Item 10. Additional Information--Bylaws--Voting Rights and Certain Minority Rights."

     In July 2002, as a result of the spin-off of Emprex, CIBSA was created as a new company whose sole asset is an equity interest in Coca-Cola FEMSA.

                             The Panamco Acquisition

     On May 6, 2003, Coca-Cola FEMSA completed the acquisition of Panamco (the "Panamco Acquisition"). The transaction was first announced on December 23, 2002. Pursuant to the Panamco Acquisition, holders of Panamco common stock, excluding The Coca-Cola Company, received an aggregate amount of US$2.150 billion in cash, while The Coca-Cola Company received approximately 304 million unlisted Series D Shares of Coca-Cola FEMSA in exchange for all its Panamco shares, valued at the time of closing at US$674 million. Additionally, Coca-Cola FEMSA assumed US$885 million of Panamco's debt as of December 31, 2002. The transaction was financed with US$1.978 billion in newly acquired debt at the Coca-Cola FEMSA level, a US$260 million equity contribution from FEMSA through its subsidiary CIBSA and cash on hand. The current corporate name of Panamco is Corporacion Interamericana de Bebidas, S.A. de C.V.

     The combination created the second largest Coca-Cola bottler in the world, with franchise presence in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina, including most of these countries' capital cities and large urban centers. Upon closing of the transaction, FEMSA's economic ownership of Coca-Cola FEMSA was reduced to 45.7% and voting ownership became 53.6%.

     See also "- Coca-Cola FEMSA--The Panamco Acquisition."

                               Ownership Structure

         Our business is operated through our subholding companies as shown in the following diagram and table:

                    Subholding Companies--Ownership Structure


                  -----------
                  |         |
                  |         |
                  |  FEMSA  |
                  |         |
                  |         |
                  -----------
                       |
                       |
     |----------------------------------------
     |                                       |
     |99.99%(1)                              |99.99%
-----------                            ------------
|         |                            |          |
|         |                            |          |
|  CIBSA  |                            |  Emprex  |
|         |                            |          |
|         |                            |          |
-----------                            ------------
     |                                       |
     |                                       |
     |                       ----------------+------------------
     |                       |               |                 |
     |45.7%(2)               |70%            |100%             |100%
-----------            ------------     ------------     ------------
|         |            |          |     |          |     |          |
|  Coca-  |            |          |     |          |     |          |
|  Cola   |            |  FEMSA   |     |  FEMSA   |     |  FEMSA   |
|  FEMSA  |            |  Cerveza |     |  Comercio|     |  Empaques|
|         |            |          |     |          |     |          |
-----------            ------------     ------------     ------------




     (1) The remaining 0.01% portion is held indirectly by FEMSA through Emprex.
     (2) After giving effect to the Panamco Acquisition. Panamco is a wholly-owned subsidiary of Coca-Cola FEMSA. FEMSA owns 53.6% of the voting interest of Coca-Cola FEMSA.


                         Subholding Companies--Overview


                   Coca-Cola     FEMSA Cerveza    FEMSA        FEMSA
                     FEMSA                       Comercio     Empaques
                   ----------    --------------  --------     --------

Industry.....     Soft Drinks      Beer            Retail      Packaging

Strategic         The Coca-Cola
Partner......     Company          Labatt          None        None




                         Operations by Segment--Overview
                       Year Ended December 31, 2002(1)(2)

                       Coca-Cola           FEMSA            FEMSA             FEMSA
                         FEMSA            Cerveza          Comercio         Empaques        Logistica(3)
                   -----------------------------------------------------------------------------------------
                     Pesos      %      Pesos      %     Pesos      %      Pesos      %     Pesos       %
                     -----      -      -----      -     -----      -      -----      -     -----       -
Total Revenues..     17,620     33.3   20,815    39.3   12,740     24.1    6,599    12.5    1,458     2.8
Income from
  Operations(4).      4,440     46.8    3,546    37.4      487     5.1       905     9.5      119(5)  1.3
Total Assets....     16,040     26.7   28,416    47.4    5,374      9.0    6,230    10.4      765     1.3
Employees.......     14,457     34.7   15,611    37.5    5,125     12.3    4,088     9.8    1,803     4.3
------------------

(1) The sums of the financial data for each of our segments and percentages with respect thereto differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain non-operating assets and activities of FEMSA, including corporate services.
(2)  Expressed in millions of Pesos, except for employees.
(3) On January 1, 2003, Logistica CCM was merged into FEMSA Cerveza. Beginning January 1, 2003, Logistica will no longer be reported as a separate segment.
(4) After deduction of management fees paid to FEMSA. Such management fees are eliminated in consolidation, with the exception of the management fee paid by FEMSA Cerveza to Labatt.
(5) Excludes operating expenses of Ps. 29 million in connection with e-commerce projects.


                Total Revenues Summary by Geographic Location (1)

                                                                            Year Ended December 31,
                                                  Country           2002             2001              2000
   FEMSA Cerveza...........................       Mexico           20,815            20,703           19,841
   Coca-Cola FEMSA Mexico..................       Mexico           16,198            15,181           14,478
   Coca-Cola FEMSA Buenos Aires............       Argentina         1,422             1,549            1,557
   FEMSA Comercio..........................       Mexico           12,740            10,732            8,957
   FEMSA Empaques..........................       Mexico            6,599             6,577            6,929
   Logistica...............................       Mexico            1,458             1,540            1,549
   Consolidated total revenues.............                        52,941            50,097           47,869
-----------------------------

(1) Expressed in millions of Pesos. The sum of the financial data for each segment may differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation.

                            Significant Subsidiaries

     The following table sets forth our significant subsidiaries as of the date of this Annual Report.


                                                                                    Jurisdiction of    Percentage
Name of Company                                                                     Establishment      Owned
                                                                                    ----------------   ----------
CIBSA                                                                                 Mexico             99.99

     Coca-Cola FEMSA                                                                  Mexico             45.70(1)
             Propimex, S.A. de C.V..................................................  Mexico             45.70
             Inmuebles del Golfo, S.A. de C.V.......................................  Mexico             45.70
             Refrescos y Aguas Minerales, S.A. de C.V...............................  Mexico             45.70
             Coca-Cola FEMSA de Buenos Aires, S.A...................................  Argentina          45.70
             Corporacion Interamericana de Bebidas, S.A. de C.V. (Panamco)..........  Mexico             45.70(2)

Emprex                                                                                Mexico             99.99

     FEMSA Cerveza                                                                    Mexico             70.00
             Cerveceria Cuauhtemoc Moctezuma, S.A. de C.V...........................  Mexico             70.00
             Cervezas Cuauhtemoc Moctezuma, S.A. de C.V.............................  Mexico             70.00

     FEMSA Comercio                                                                   Mexico            100.00
             Cadena Comercial Oxxo, S.A. de C.V.....................................  Mexico            100.00
             Impulsora de Mercados de Mexico, S.A. de C.V...........................  Mexico            100.00

     FEMSA Empaques                                                                   Mexico            100.00
             Fabricas  Monterrey, S.A. de C.V.......................................  Mexico            100.00
             Grafo Regia, S.A. de C.V...............................................  Mexico            100.00
             Silices de Veracruz, S.A. de C.V.......................................  Mexico            100.00
             Vendo de Mexico, S.A. de C.V...........................................  Mexico            100.00

------------------
(1)   FEMSA owns 53.60% of the capital stock with full voting rights.
(2)   This entity was acquired on May 6, 2003.


                                Business Strategy

     We are a beverage company. Our soft drink operation, Coca-Cola FEMSA, is currently the second largest bottler of Coca-Cola products in the world, and our brewing operation, FEMSA Cerveza, is both a significant player in the Mexican beer market as well as a major exporter in key international markets including the United States. Coca-Cola FEMSA and FEMSA Cerveza are our core businesses, which together define our identity and are the main avenues of our future growth.

     As a beverage company, we understand the importance of connecting with our end consumers by interpreting their needs, and ultimately delivering the right products to them for the right occasions. We strive to achieve this by developing superior brand equity, expanding our already significant distribution capabilities and improving the efficiency of our operations. We continue to improve our information gathering and processing systems in order to better know and understand what our consumers want and need, and we are improving our production and distribution by more efficiently leveraging our asset base.

     Our ultimate objectives are achieving sustainable revenue growth, improving profitability and increasing the return on invested capital in each of our operations. We are confident that by achieving these goals we will create sustainable value for our shareholders.

     Our beverage businesses are supported by a large convenience store operation, FEMSA Comercio, as well as by FEMSA Empaques, a world-class glass bottle and aluminum can operations. These two businesses provide us with strategic competitive advantages, and are also complemented by additional support businesses that manufacture crown caps and closures, commercial refrigerators, labels and flexible packaging, thermo-molded plastics and chemical products.

     We believe that the competencies that our businesses have developed are replicable in other geographic regions. This underlying principle guided our consolidation efforts in 2002, which culminated by reaching an agreement for Coca-Cola FEMSA to acquire Panamco on December 22, 2002. The continental platform that this new combination produces--encompassing a significant territorial expanse in Mexico and Central America, plus most of the large urban centers in South America--may provide us with ample opportunities to create value through both an improved ability to execute and the use of superior marketing tools.

     During 2002, FEMSA Cerveza continued to be immersed in a transformation process that has developed key competencies aimed at strengthening its consumer-focused orientation, namely excellence in execution, brand building capabilities, efficient asset utilization and the development of a powerful information system infrastructure. Coca-Cola FEMSA widened its operating profit margins by continuously extending its product line and reducing its expenses per unit, while applying strategic measures to cope with the difficult economic environment in Argentina. In addition, FEMSA Comercio further accelerated the expansion of the Oxxo convenience store chain by opening more than 400 stores.

                                  FEMSA Cerveza

     Overview and Background

     FEMSA Cerveza is one of our core subholding companies, and one of the two leading beer producers in Mexico measured in terms of sales volume. In 2002, FEMSA Cerveza sold 23.811 million hectoliters of beer. As of December 31, 2002, FEMSA Cerveza was ranked the twelfth-largest brewery in the world in terms of sales volume. FEMSA Cerveza exports its products to more than 67 countries worldwide, with North America being its most important export market, followed by certain markets in Asia, Europe and Latin America. FEMSA Cerveza's principal operating subsidiary is Cerveceria Cuauhtemoc Moctezuma, S.A. de C.V. ("CCM").

     In September 1994, Labatt acquired 22% of FEMSA Cerveza for US$510 million and was granted an option to acquire an additional 8%. On December 1, 1994, FEMSA Cerveza and Labatt entered into a joint venture agreement whereby both parties agreed to combine their United States beer businesses through their joint ownership of Labatt USA LLC and Latrobe Brewing Company LLC, which we collectively refer to as Labatt USA. FEMSA Cerveza owns 30% of Labatt USA. In July 1995, Interbrew N.V./S.A. ("Interbrew"), a Belgian holding company with extensive brewing interests worldwide, acquired Labatt. On May 15, 1998, Labatt, through its holding company, Stellamerica Holdings Limited ("Stellamerica"), exercised the option to acquire an additional 8% interest in FEMSA Cerveza for a total amount of US$221.6 million. Currently, Stellamerica holds 18.42% of FEMSA Cerveza and Labatt holds 11.58%.

     Business Strategy

     FEMSA Cerveza's strategic objectives are to meet the demand for quality beer products and to expand market penetration in Mexico and abroad, particularly in the United States, by promoting profitable volume growth and higher consumption per capita. The specific strategies that FEMSA Cerveza is implementing to achieve these objectives include: (i) targeting the consumer with strong brand names; (ii) fostering stronger commercial relationships with retailers; (iii) enhancing operational efficiency and system-wide productivity; and (iv) increasing market penetration in FEMSA Cerveza's profitable export markets, with special emphasis on the southwestern United States.


1.  Targeting the consumer with strong brand names requires:
Differentiating     Market segmentation, flexible product and brand positioning
brand portfolio     are particularly suited to FEMSA Cerveza, given the range of
through offerings   products in its brand portfolio. Furthermore, we believe
market              that as the Mexican economy improves, Mexican beer consumers
segmentation and    will place increasing value on differentiated product
brand positioning   offerings, which should provide FEMSA Cerveza with a
                    competitive advantage in the domestic market. See
                    "--Marketing Strategy."


Implementing an     FEMSA Cerveza has been implementing integrated marketing
integrated          strategies centered on a combination of advertising
marketing           campaigns, promotions, channel marketing and consumption
strategy            activation events. See "--Marketing Strategy."


Increasing           A key component of FEMSA Cerveza's strategy is focused on
consumption          increasing consumption per capita. This is done by focusing
per capita           on increasing the number of people who choose beer as their drink of choice (broadening our consumer base) by means of promotion and coverage and by developing new consumption
                     opportunities (deepening our consumer base) through
                     strategic sponsorships and consumer activation.

Defining             We believe that we can capitalize on regional brand
regional             loyalties and increase the effectiveness of marketing and
portfolios           distribution by defining targeted regional brand portfolios.



Brewing and           Quality plays a central role in a consumer's purchase and
distributing the      consumption decision. FEMSA Cerveza devotes significant
highest quality       efforts and resources to ensure the quality, freshness and
beer                  superior taste of our beers.



Tailoring the          With the benefit of state-of-the-art information-gathering
product offering       capabilities, "pre-sale" systems (systematic on-site visits
to the                 to collect advance orders) and sophisticated market research
distribution           resources, FEMSA Cerveza will be able to tailor the brand
channel                portfolios to each marketing channel. This entails a
                       comprehensive analysis of the characteristics of the point of sale and its customers. Systematic management of brand
                       portfolio per channel ensures the delivery of the optimal
                       number of Store Keeping Units ("SKUs"), higher product
                       rotation and greater efficiency of secondary distribution
                       networks, and it enables the implementation of revenue
                       management strategies. See "--Retail Distribution."


Sharpening              FEMSA Cerveza's brand communication strategy fosters the
brand                   development of brand personality, emphasizes key brand
communication           attributes such as freshness and coldness and seeks to
strategy                maximize consumer preference for its products by ensuring
                        consistency of marketing content in promotional
                        communications and materials.



2.  Fostering stronger commercial relationships with retailers requires:
Establishing        FEMSA Cerveza aims to develop mutually profitable
profitable and      partnerships with retailers to foster loyalty, retail
long-lasting        productivity and growth. FEMSA Cerveza's ultimate commercial
relationships       objective is not to sell beer to retailers, but to help the
with retailers      retailer sell beer to the consumer. Acknowledging the fact that its customer base (both on-premise and off-premise) has different consumption needs, FEMSA Cerveza implements client differentiation strategies that involve different commercial terms, promotional strategies, levels of refrigeration
                    equipment and point of sale marketing materials depending on the characteristics of individual retailers.

Supporting the      By providing our salespeople with more sophisticated tools
sale process        to address the customer's needs, we are able to offer better
with a              service, improve the negotiation terms, extract better
functional          information from the marketplace and closely monitor
technology          coverage, pricing and competition. These are components of a
platform            higher value proposition for the beer retailer. See
                    "--Retail Distribution."


Implementing        The effectiveness of channel marketing strategies hinges on
channel             successful execution at the point of sale. FEMSA Cerveza
marketing           applies diverse merchandising techniques (including the
strategies          optimal product mix, installation of special merchandising and refrigeration equipment, advice on product layout and
                    visibility) with the view of co-opting the retailer as a
                    partner. See "--Retail Distribution" and "--Marketing."

Achieving           FEMSA Cerveza selects its retailers with the objective of
balanced and        having a balanced customer base by market, an adequate mix
profitable          of on- and off-premise coverage (such as mom-and-pops,
market coverage     convenience stores, restaurants, etc.) and a balance of
                    image versus volume coverage (for instance, an upscale
                    restaurant that is mainly considered an image account versus a beer depot which is a volume account ). FEMSA Cerveza's
                    management is committed to optimizing retail coverage and
                    engaging solely in selective expansion with a priority on
                    growing profitable volumes.


Implementing and    We have defined commercial policies governing the trade
complying fully     relationship with our retailers. These policies seek to
with our            improve the level of client service and establish benchmarks
commercial          for effective inventory management, credit terms and
policies            frequency of visits.



3.  Enhancing operational efficiency and improving system-wide productivity requires:
Enhancing           We believe that implementing an Enterprise Resource Planning
information         System or ERP to serve as an internal monitoring tool will
technology          improve operating efficiency. An ERP consists of software
platforms           that integrates all departments and functions across a
                    company onto a single computer system that can serve each
                    department's particular needs in coordination with other
                    stages of the value chain. We are currently implementing an
                    ERP platform that should be fully operational by 2004.

Instituting         Integrated planning processes are a critical component of
integrated          the strategic plan of FEMSA Cerveza as they ensure that
planning processes  efforts throughout the organization are aligned towards achieving our objectives. Integrated planning processes
                    result in the development of specific programs and effective resource allocation. In addition, FEMSA Cerveza tracks the performance of such programs, ensures that the organization remains within budget, determines concrete benchmarks for
                    performance and provides constant learning-by-doing.

Optimizing the      FEMSA Cerveza is fostering a well-aligned network of third
structure of        party distributorships that operate under franchise
the distribution    agreements to complement its own network of warehouses and
system              local sales organizations. See "--Primary Distribution."

Engaging in         In recent years, FEMSA Cerveza has expanded production
marginal capacity   capacity through additional investments in existing
investments         facilities. Under current plans, FEMSA Cerveza will
                    continue to expand capacity by investing in existing
                    facilities through 2005. See "--Plants and Facilities."

Improving internal  FEMSA Cerveza continues to implement information technology
logistics           platforms to improve coordination between manufacturing and distribution in order to optimize production cycles, improve capacity utilization and enhance system-wide inventory
                    management.

Leveraging          We continuously promote an open and innovative spirit in our
relationships       business relationships with FEMSA Comercio and FEMSA
with affiliates     Empaques.

Maintaining the     FEMSA Cerveza is committed to maintaining world-class
highest standards   brewing facilities using sophisticated technological
of quality in       production standards while maximizing its return on
production          investment. The International Standards Organization ("ISO")
facilities          has certified all of FEMSA Cerveza's breweries.

4.  Increasing market penetration in the Southwestern United States involves:

Capitalizing on     FEMSA Cerveza is committed to increasing its market share in
the opportunities   California, Arizona, New Mexico and Texas (the "Sun Belt
presented by a      States"), which have a significant Hispanic population with
growing Sun Belt    fast growing income per capita.
market

Leveraging on the   The proximity of the Sun Belt States to FEMSA Cerveza's
proximity with      strong-hold markets enables us to leverage on the cultural
northern Mexico     similarities between the southwestern United States and
                    northern Mexico. FEMSA Cerveza, in conjunction with Labatt
                    USA, has advanced in the process of harmonizing brand communication strategies in the United States and in Mexico although recent developments have led to certain differences with Labatt USA's management. See "Item 8. Financial
                    Information--Legal Proceedings--Labatt USA Litigation."

     Product Overview

     FEMSA Cerveza currently operates six breweries in Mexico with an aggregate annual installed capacity of approximately 32.246 million hectoliters. In 2002, FEMSA Cerveza sold an aggregate volume of 23.811 million hectoliters, of which
21.856 million hectoliters were sold in the Mexican market and 1.955 million hectoliters were sold abroad. FEMSA Cerveza produces and distributes 14 brands of beer in up to nine different presentations, resulting in a portfolio of 51 different product offerings. The most important brands in FEMSA Cerveza's portfolio include: Tecate, Carta Blanca, Sol, Superior, Indio and XX Lager. These six brands, all of which are distributed throughout Mexico, accounted for approximately 99% of FEMSA Cerveza's domestic sales volume in 2002.

     The Mexican Beer Market

     The Mexican beer market is the seventh-largest beer market in the world in terms of industry sales volume and is characterized by (i) a duopoly in domestic beer production; (ii) regional market share differences; (iii) the prevalence of government licensing regulation; (iv) favorable demographics in the beer drinking population; and (v) macroeconomic factors affecting the level of beer consumption.

Duopoly in       Since 1985, Mexico has effectively had only two independent
domestic beer    domestic beer producers, FEMSA Cerveza and Grupo Modelo.
production       Grupo Modelo, a publicly traded company based in Mexico
                 City, is the holding company of 76.8% of Diblo, S.A. de C.V.
                 ("Diblo"), which operates the brewing and packaging
                 subsidiaries of Grupo Modelo. Grupo Modelo's principal beer brands are Corona, Modelo, Victoria and Pacifico. Grupo
                 Modelo's Corona brand currently commands the largest single brand market share in Mexico. This brand is distributed
                 nationally, while Victoria is distributed primarily in
                 Mexico City and the surrounding areas and Pacifico is sold principally along the Pacific coastal regions. Modelo
                 Especial, Modelo Light and Pacifico are Grupo Modelo's
                 domestic metal can presentations. In addition, Grupo Modelo produces Corona in a can presentation for sale in the export markets.

                Historically, beer imports have not been a significant factor in the Mexican beer market, as they were subject to tariffs of up to 20%. Under NAFTA, the tariff on imported beer from the United States and Canada was gradually reduced and eventually eliminated in January 2001. Notwithstanding the reduction in tariff levels, imported beers accounted for less than 2.5% of the total Mexican beer market during 2002.
                FEMSA Cerveza believes that tariff elimination has had a limited effect on the Mexican beer market because imported beers are largely premium and super-premium products sold in aluminum cans, which is a more expensive means of packaging in Mexico than beer sold in returnable bottles. Furthermore, supermarkets are the most likely channel for imports, and currently represent a relatively small proportion of the channel mix for the beer industry. However, periods of strength of the Peso with respect to the U.S. Dollar, such as the one which occurred in the first half of 2002, lower the price of imported beer to the consumer and may result in increased demand for imported beer in the Mexican market.


Regional          FEMSA Cerveza and Grupo Modelo each dominate the Mexican
marketc share     beer market in separate regions of the country. FEMSA
differences       Cerveza has a dominant sales position in the northern and
                  southern areas of Mexico while Grupo Modelo has a dominant sales position in central and western Mexico. We believe
                  that this regional domination can be traced in part to
                  consumer loyalty to the brand of beer that has historically been associated with a particular region. For example, FEMSA
                  Cerveza's Carta Blanca brand was first produced in
                  Monterrey, Nuevo Leon, in 1891. The strong regional identity in Monterrey and surrounding northeastern areas is reflected in the region's preference for Carta Blanca and other FEMSA
                  Cerveza brands.

                    We also believe that regional market strength is a function of the proximity of the breweries to the markets they serve.
                    Transportation costs restrict the most efficient distribution of beer to a geographic area of approximately
                    300 to 500 kilometers surrounding a brewery. Generally, FEMSA Cerveza commands a majority of the beer sales in regions that are nearest to its largest breweries. FEMSA
                    Cerveza's largest breweries are in Orizaba, Veracruz, and in Monterrey, Nuevo Leon. Grupo Modelo's largest breweries are located in Mexico City, Oaxaca and Zacatecas. Grupo Modelo's recent completion of the brewery in Zacatecas may improve its ability to market its products in north central Mexico.

                    The northern region of Mexico has traditionally enjoyed a higher per capita income level, attributable in part to its rapid industrialization within the last 50 years and to its commercial proximity to the United States. In addition, per capita beer consumption is also greater in this region due to its warmer climate and a more ingrained beer culture.


                                                Mexican Regional Demographic Statistics

                                                                                                 Per Capita GDP
                                    Percent of                                Per Capita              2002
                                       2002                                    2002 Beer       -------------------
                                       Total          Percent of Total      Consumption(1)         (Thousands
                                   Population(1)         2002 GDP(1)           (Liters)             of Pesos)
Region
Northern....................           26.3%               31.4%                 78.0              Ps. 65.9
Southern....................           22.6                15.3                  45.0                  37.5
Central.....................           51.1                53.3                  39.1                  57.7
Country Total...............          100.0%              100.0%                 50.7              Ps. 55.3
                                      ======              ======                =====              ========

Sources:  Mexican Institute of Statistics and FEMSA Cerveza's estimates.
(1)  Estimated.


Government        The Mexican federal government effects regulation of beer
regulation        consumption in Mexico primarily through taxation while local governments in Mexico effect regulation primarily through the issuance of licenses that authorize retailers to sell alcoholic beverages.

                  Federal taxes on beer currently represent 43.75% of the total retail price of beer to the consumer and include a 25% excise tax and a 15% value-added tax. Beer excise tax has remained constant at 25% since January 1998. The tax component of retail beer prices is significantly higher in Mexico than in the United States, where taxes on average represent approximately 18.3% of the retail price to the consumer.

                  The number of retail outlets authorized to sell beer is controlled by local jurisdictions, which issue licenses authorizing the sale of alcoholic beverages. Other regulations regarding beer consumption in Mexico vary according to local jurisdiction and include limitations on the hours during which restaurants, bars and other retail outlets are allowed to sell beer and other alcoholic beverages. FEMSA Cerveza has developed efforts that address these limitations at various levels, promoting better education of responsible consumption of beer with government and civil authorities. For instance, as part of its ongoing community activities, FEMSA Cerveza has been a very active sponsor of a nationwide designated driver program.

                  Since July 1984, Mexican federal regulation has required that all forms of beer packaging carry a warning advising that excessive consumption of beer is hazardous to one's health. In addition, the Ley General de Salud (the "Mexican General Health Law"), requires that all beers sold in Mexico maintain a sanitation registration with the Secretaria de Salud (the "Ministry of Health").


Demographics of   We estimate that annual per capita beer consumption for the
beer drinking     total Mexican population remained stable at approximately 51
population        liters in 2002. The legal drinking age in Mexico is 18.
                  However, at least 34% of the Mexican population is under the age of 18 and, therefore, is not considered to be part of the beer drinking population. We consider the population segment of men between the ages of 18 and 45 to be FEMSA
                  Cerveza's primary market. Based on historical trends and what management perceives as the continued social acceptance of beer consumption, FEMSA Cerveza believes that general population growth will result in an increase in the number of beer consumers in Mexico.

                  Based on historical trends as measured by the Mexican Institute of Statistics, we expect the Mexican population to grow at an average annual rate of approximately 1.3% per year over the period 2002 to 2007. We estimate that, over the next ten years, approximately one million additional people per year will become potential beer consumers due to the natural aging of the Mexican population.

                  In 2002, Mexico's annual per capita beer consumption was approximately 51 liters compared to approximately 81 liters in the United States. Generally speaking, countries with higher per capita beer consumption have relatively higher per capita income. Per capita income in Mexico in 2002 was equivalent to approximately US$6,371 compared to a per capita income of approximately US$36,347 in the United States. FEMSA Cerveza identifies approximately 60% of its consumers as blue collar, 29% as white collar and the remaining 11% as students, unemployed, retirees or other.

Macroeconomic       We believe that consumption activity in the Mexican beer
influences          market is heavily influenced by the general level of
affecting           economic activity in Mexico, the country's gross wage base,
beer consumption    changes in real disposable income and employment levels. As a result, the beer industry reacts sharply to economic change. The industry generally experiences high volume growth in periods of economic strength and slower volume growth or volume contraction in periods of economic weakness. Domestic beer sales declined in 1982, 1983 and 1995. These sales decreases correspond to periods in which the Mexican economy experienced severe disruptions.
                    Similarly, the economic weakness observed in 2001 and 2002 corresponds to a reduction in domestic beer sales in 2002.

     Annual Price Increases

     In 2002, FEMSA Cerveza implemented a selective price increase for its products across different regions of the country. The rollout began in February and was completed by mid-March. Management's objective was to keep real price levels stable. Since actual inflation for the year was lower than expected, the price increase represented a real increase of approximately 90 basis points. For the entire Mexican beer industry, however, the real retail price of beer increased by only 40 basis points in 2002, as shown below.


                  Mexican Beer Industry
    Cumulative Real Retail Beer Price Index: 1998-2002

                      (1998 = 100%)
===========================================================

                  Year Ended December 31,
        2002       2001       2000       1999      1998
        ----       ----       ----       ----      ----
       108.0      107.6      107.6      102.6      100.0
====
Source:  Banco de Mexico



     FEMSA Cerveza's Beer Sales Volume

     FEMSA Cerveza's aggregate beer sales volume totaled 23.811 million hectoliters in 2002, a decrease of 0.2% from total sales volume of 23.861 million hectoliters in 2001. In 2002, FEMSA Cerveza's domestic sales volume decreased by 0.7% to 21.856 million hectoliters and export sales volume increased by 6.1% to 1.955 million hectoliters.

                                                        FEMSA Cerveza Beer Sales Volumes
                                                         (In Thousands of Hectoliters)

                                            2002         2001         2000          1999         1998
        Domestic Sales Volume............  21,856       22,018       21,868        22,197       21,501
        Export Sales Volume..............   1,955        1,843        1,728         1,511        1,322
        Total Sales Volume...............  23,811       23,861       23,596        23,708       22,823

     FEMSA Cerveza's domestic sales volume recorded a five-year compounded average growth rate of 0.4% for the period 1998-2002. This compares with the negative 0.5% five-year compounded average growth rate of the Mexican GDP. Domestic net sales for the same period recorded a 3.1% compounded average growth rate. Domestic sales volume is closely correlated to Mexican GDP growth, and we believe this relationship has been reinforced by FEMSA Cerveza's deliberate effort to return the price level of beer in the period spanning from 1995 to 2001 to its historic level and to maintain such level in 2002. Currently, FEMSA Cerveza's strategy continues to focus on increasing consumption of its products while improving the real price of beer through revenue management strategies.

     FEMSA Cerveza's Beer Presentations

     FEMSA Cerveza produces beer in returnable glass bottles and kegs and in non-returnable metal cans and glass bottles. The following table shows the percent of total sales volume by presentation for the year ended December 31, 2002:


                                           FEMSA Cerveza's Total Beer Volume by Presentation
                                                        As of December 31, 2002

Presentation
Returnable Bottle--325 ml...................................      24.7%
Returnable Bottle--1 liter..................................      38.4
Returnable Bottle--190 ml...................................       5.1
     Subtotal Returnable Bottles............................      68.2
Non-returnable Bottle--325 ml and 190 ml....................       7.6
Cans........................................................      22.5
Kegs........................................................       1.7
     Total..................................................     100.0%

Returnable presentations                 The most popular form of packaging in the Mexican beer market is the returnable bottle.  FEMSA Cerveza believes that the popularity of the returnable bottle is attributable to its lower price to the consumer.
                                         While returnable bottles generally cost approximately twice as much to produce as non-returnable bottles, returnable bottles may be reused as many as 30 times before being recycled.  As a result, beer producers are able to charge lower prices for beer in returnable bottles.

Non-returnable presentations             FEMSA Cerveza's domestic presentation mix is weighted slightly more to non-returnable presentations than the industry in general, reflecting FEMSA
                                         Cerveza's broader presentation portfolio.  Export volume is entirely packaged in non-returnable presentations, including glass and cans.
                                         Because cans are the most expensive presentation, followed by non-returnable bottles, we believe that demand for presentations in cans is highly sensitive to economic factors.  During periods when the Mexican economy is weak, non-returnable bottle volumes generally increase at the expense of metal can volumes.

     Relative Pricing in the Mexican Market

     Returnable bottles and kegs are the least expensive beer presentation on a per-milliliter basis. Cans have historically been priced approximately 40% higher than returnable bottles, and non-returnable bottles are generally priced approximately 30% higher than returnable bottles. The consumer preference for presentations in cans has varied considerably over the past 20 years, rising in periods of economic prosperity and declining in periods of economic austerity, reflecting the price differential between these forms of packaging.

     In 2002, FEMSA Cerveza reduced slightly the relative price of its non-returnable presentations as compared to the 325 milliliters returnable glass presentation. The relative price of the can presentation and the non-returnable glass presentation as compared to the 325 milliliters returnable glass presentation was 1.37 and 1.27, respectively, as of December 31, 2002. As of the date of this Annual Report, FEMSA Cerveza had not made significant changes to its pricing schedule as compared to 2002.

                                            Domestic Beer Relative Pricing by Presentation
                                                        As of December 31, 2002

                   Presentation                                               Relative Prices(1)
                   ------------                                               ------------------
                   Returnable Bottle--325 ml.....................................    1.00
                   Returnable Bottle--1 liter....................................    0.88
                   Returnable Bottle--190 ml.....................................    1.13
                   Non-Returnable Bottle--325 ml and 190 ml......................    1.27
                   Cans..........................................................    1.37
                   Kegs..........................................................    0.99

                    (1) Relative prices are based on information provided by FEMSA Cerveza with respect to its products and reflect wholesale prices excluding taxes. The 325 ml. returnable bottle was used as the reference price for calculating relative prices.

     Exports

     FEMSA Cerveza's export strategy focuses on the United States market, concentrating efforts on the markets in the Sun Belt States bordering Mexico. We believe that the Sun Belt States are FEMSA Cerveza's greatest potential market outside of Mexico.

     Total export sales volume of 1.955 million hectoliters represented 8.2% of FEMSA Cerveza's total beer sales volume in 2002 and accounted for 6.2% of FEMSA Cerveza's total revenues. The following table highlights FEMSA Cerveza's export volumes and total revenues:

                                     FEMSA Cerveza Export Summary


                                                             Year Ended December 31,
                                              2002         2001        2000        1999        1998
Export Sales Volume(1)....................   1,955        1,843       1,728       1,511       1,322
     Volume Growth........................     6.1%         6.6%       14.4%       14.3%        7.0%
Percent of Total Sales Volume.............     8.2%         7.7%        7.3%        6.4%        5.8%


------------------------------------------
Export Revenues
     Millions of Pesos(2)................  1,275.9      1,230.0     1,243.8     1,198.0     1,188.3
     Millions of U.S. Dollars(3).........    127.4        122.8       114.5       100.6        88.0
     Revenue Growth (US$)................      3.7%         7.3%       13.8%       14.3%       10.0%
Percent of Total Sales...................      6.2%         5.9%        6.4%        6.4%        6.8%
------------------
Source:  FEMSA Cerveza.

(1)  Thousands of hectoliters.
(2) Constant Pesos as of December 31, 2002.
(3)  Export revenues are invoiced and collected in U.S. Dollars.

     FEMSA Cerveza currently exports its products to more than 67 countries. The principal export markets for FEMSA Cerveza are North America, Europe, Asia and Latin America. In 2002, export sales volume to these areas accounted for 92.2%, 2.9%, 2.8% and 2.1%, respectively, of FEMSA Cerveza's total export sales volume.

     FEMSA Cerveza's affiliate, Labatt USA, is the importer of FEMSA Cerveza's brands in the United States. Labatt USA manufactures and distributes Rolling Rock and is also the U.S. importer of Labatt's Canadian brands and of European brands such as Lowenbrau, Stella Artois, Boddingtons, Leffe and Carlsberg. A United States subsidiary of FEMSA Cerveza has obtained an injunction to prevent the integration of Beck's into the beer distribution portfolio of Labatt USA. See "Item 3. Key Information--Risk Factors" and "Item 8. Financial Information--Legal Proceedings--Labatt USA Litigation." Sales of FEMSA Cerveza's brands contributed 34.1% of Labatt USA's volume in 2002, representing 8.1% volume growth from 2001 levels.

     On April 9, 2003, FEMSA and Interbrew jointly announced that Labatt USA would introduce Bass Ale into its portfolio of brands for a twelve to eighteen month trial period beginning July 1, 2003. This temporary arrangement gives Labatt USA distribution and marketing responsibility for Bass Ale in the United States, and also gives Labatt USA a twelve to eighteen month period to establish the best development plan for the brand in the United States. During the period of the agreement, Labatt USA and its shareholders, Interbrew and FEMSA Cerveza, will continue to assess the desirability of a longer-term arrangement for Labatt USA to serve as the United States distributor of Bass Ale. This agreement also allows the existing core brands of the Labatt USA portfolio to benefit from incremental marketing support and sales resources.

     In August 2002, FEMSA Cerveza began licensing the production and distribution of its Sol brand to Holsten-Brauerei AG ("Holsten"), a Hamburg-based brewer. This venture enables FEMSA Cerveza to leverage Holsten's extensive knowledge of the German beer market and offer a fresher product to a wider audience, while still complying with the exact quality specifications of the Mexican brew. In 2002, Holsten distributed the existing inventory of Sol for commercialization in Germany and began brewing and distributing the brand in 2003.

     FEMSA Cerveza's principal export brands are Tecate, XX Lager, Dos Equis (Amber) and Sol. These brands collectively accounted for 95% of FEMSA Cerveza's export sales volume for the year ended December 31, 2002.


                               FEMSA Cerveza's Principal Export Brands
                                    Year ended December 31, 2002

                                                           Percent of
                                                          Total Export
       Brand                                                 Volume
       Tecate.............................................    60.5%
       XX Lager and Dos Equis (Amber).....................    22.7
       Sol................................................    11.9
       Bohemia............................................     2.3
       Carta Blanca.......................................     2.6

       Total..............................................   100.0%

Primary  Distribution

     FEMSA Cerveza's primary distribution is from its production facilities to its distribution centers' warehouses. FEMSA Cerveza has historically utilized Logistica CCM's specialized freight services. As of January 1, 2003, Logistica CCM was merged into FEMSA Cerveza. This integration is expected to have a small positive effect on the operating margins of FEMSA Cerveza.

     FEMSA Cerveza delivers to a combination of company-owned and third-party distributors. In 2002, approximately 70% of FEMSA Cerveza's domestic sales passed through 244 company-owned distribution centers. The remaining 30% was sold through 120 independent distributors operating under agreement with FEMSA Cerveza. In an effort to improve the efficiency and alignment of the distribution network, FEMSA Cerveza is adjusting its relationship with independent distributors by implementing franchise agreements and as a result, achieving economies of scale through alignment with FEMSA Cerveza's operating systems. A franchise agreement is offered only to those distributors that meet certain standards of operating capabilities, performance and alignment. FEMSA Cerveza will eventually acquire those distributors that do not meet these requirements. Through this initiative FEMSA Cerveza expects to increase its volume through company-owned distribution centers to approximately 80% in the next 2 years.

     Retail Distribution

     The main sales outlets for beer in Mexico are small, independently-owned "mom and pop" grocery stores, dedicated beer depositos, liquor stores and bars. Supermarkets account for only a small percentage of beer sales in Mexico. In addition, FEMSA Comercio operates a chain of more than 2,216 convenience stores under the trade name Oxxo which exclusively sell FEMSA Cerveza's brands. FEMSA Cerveza owns 644 retail outlets under the tradename Matador and SIX. These are operated by FEMSA Comercio. See "--FEMSA Comercio--SIX and Matador Stores." FEMSA Cerveza believes that its affiliation with FEMSA Comercio is an important element in its market penetration and pricing strategies. See "--FEMSA Comercio."

                                     Distribution of FEMSA Cerveza Domestic Sales Volume By Outlet
                                                     Year ended December 31, 2002

                  Points of Sale
                  Small Grocery Stores........................................     22.9%
                  Beer and Liquor Stores......................................     30.5
                  Mini-markets and Convenience Stores.........................     15.0
                  Other Points of Sale........................................     10.7
                                                                                -----------
                         Subtotal.............................................     79.1

                  Consumption Centers
                  Bars........................................................     10.0
                  Restaurants.................................................      4.9
                  Nightclubs..................................................      2.0
                  Other Consumption Centers...................................      4.0
                                                                                -----------
                         Subtotal.............................................     20.9
                                                                                -----------
                         Total................................................    100.0%
                                                                                ===========

     In 2001, FEMSA Cerveza began implementing pre-sale processes. As of the date of this Annual Report, approximately 76% of our sales volume was sold through a pre-ordering system, which consists of systematic on-site visits to collect advance orders. One of the primary objectives of pre-sale is to separate sales from distribution to ensure more reliable market access and to enhance efficiency by reducing the number of secondary distribution routes in otherwise highly fragmented markets. Overall, in markets where pre-sale has been implemented, we have experienced a 95% reduction in unsold product and a net reduction in distribution personnel. Furthermore, pre-sale has enabled FEMSA Cerveza to collect customer and consumer information directly from the marketplace, which then becomes valuable in defining brand portfolios by channel. See "--Marketing Strategy."

     The Mexican retail market is fragmented and characterized by a preponderance of small outlets that are unable and unwilling to maintain meaningful inventory levels. Consequently, FEMSA Cerveza must make frequent product deliveries to its retailers. The existence of pre-sale systems facilitates systematic product delivery and helps discipline product inventory at the point of sale. FEMSA Cerveza served more than 265,000 retailers as of December 31, 2002 and its distribution network operates approximately 1,800 retail distribution routes. This is significantly lower than the number of routes in operation in 2001, and reflects the reconfiguration in distribution logistics as a result of the implementation of pre-sale in many of our key markets.

     Enterprise Resource Planning

     Since 2001, FEMSA Cerveza has embarked in the implementation of an Enterprise Resource Planning or ERP system at various levels of the organization, with the ultimate objective of possessing an information and control platform that supports all commercial activities nationwide and correlates them with the administrative and business development decision-making process occurring in our central office. The ERP system has gone through a development phase in which the design, organization and configuration of various components of the system have been evaluated. In this phase, special care has been given to defining functions and procedures, which in some cases have spanned departmental divisions, in order to produce a cohesive set of operating processes. Some basic modules have been implemented successfully and according to schedule both at our central office and throughout the company. These modules assist finance, shared services, maintenance and equipment functions, among others. These ERP modules operate under the SAP(R) software platform.

     In 2002, FEMSA Cerveza focused on designing the commercial nodes of the ERP. These integrated packages, which will eventually support all aspects of sales and marketing at each one of FEMSA Cerveza's sales and distribution organizations, implement pioneering technology provided by I-S Beverage(R) for the administration and control of commercial activities. Additional attributes of these nodes include the application of data management solutions designed to create an intelligence base from market-gathered indicators that will aid in the strategic decision-making process.

     Marketing Strategy

     The principal marketing objectives of FEMSA Cerveza are:

- ensuring coherence between point of sale marketing and sales activities by linking the promotional programs of each brand with its respective communication and advertising campaigns;

-    exploiting channel marketing and market research functions;

- defining and implementing differentiated strategies to promote the image of each brand; and

- capturing new sales or consumption opportunities through innovative solutions in product and package offering, refrigeration, visibility and sponsorships.

Focus on Consumer: Brand Positioning and Market Segmentation

     FEMSA Cerveza's marketing strategy relies on a diverse brand and presentation portfolio to effectively serve all consumer and geographic segments of the Mexican beer market. FEMSA Cerveza's product portfolio consists of brands at different stages of market development. The strategy for each brand is dictated by its potential to either capture additional consumers or increase frequency of consumption in each market. The objective of FEMSA Cerveza's marketing is to position each of its four major brands as the principal brand in the respective region of dominance. The leading brands and their targeted domestic markets are Tecate in the northwest, Carta Blanca in the northeast, Sol in the central region and Superior in the south. FEMSA Cerveza believes that this strategy allows it to leverage the brand equity and market position of its flagship products in their respective territories. In addition, FEMSA Cerveza plans to use other brands in its portfolio to complement, and thereby strengthen, its regional offering and to assist in creating a richer pricing scheme.

     By defining brand positioning and the relevant promotional strategies to be executed by the sales team, FEMSA Cerveza's marketing efforts seek to establish connections between the consumer and FEMSA Cerveza's brands. The brand architecture and concept derived from brand positioning are founded on rigorous market research that evaluates, among other things, the brand's attributes from the consumer's perspective. Furthermore, periodic market research is conducted in several markets to monitor brand health attributes--such as brand awareness, recent trial, purchase intent, and first favorite--to help FEMSA Cerveza keep accurate track of the status of the image of each brand. The branding specialists also rely on this market-obtained data to better target products and promotions.

Focus on Retailer: Channel Marketing

     FEMSA Cerveza believes that defining channel strategies is just as important as defining brand positioning. Therefore, FEMSA Cerveza has established a channel marketing function within the marketing division whose objective is to understand the strategic relevance of the different channels across markets in order to define brand portfolios per channel. A channel refers to a category or sub-category of point of sale, such as supermarkets, beer depots, restaurants, etc. Channel marketing is responsible for:

-    establishing the optimal promotional programs for each channel;

- identifying the most effective combination and position for merchandising material; and

-    providing refrigeration equipment at the point of sale.

     Channel marketing is also responsible for new channel development that could foster additional consumption opportunities for FEMSA Cerveza's brands.

     Channel marketing and coverage will be strengthened considerably with the use of electronic maps of certain cities. These maps superimpose crucial information--socioeconomic strata, micro market share, outlet location and channel characteristics--allowing sales managers and marketing strategists to implement differentiated tactics such as revenue management and portfolio segmentation. FEMSA Cerveza is in the initial development stages of this sales tool.

Integrated Marketing

     With the objective of further aligning the brand and channel strategies with the sales teams, FEMSA Cerveza began implementing integrated marketing programs that combine the functions of the sales and marketing divisions. An integrated marketing program promotes a brand through simultaneous deployment of media communications, intense marketing efforts and sponsorship of events, increasing the effectiveness of the sales force by bridging the gap between the brand and the channel.

     Jointly, our brand and channel experts define an integrated brand strategy, which will be implemented in each type of market and in each designated channel by a specialized team responsible for designing the communication and marketing materials, including promotional programs that reflect the brand's strategy. FEMSA Cerveza utilizes the following forms of sales promotion: television, radio, billboards and point of sale material, as well as channel specific promotions, promotional material, refrigeration equipment and branded merchandise such as plastic furniture and neon signs to dress the point of sale. The implementation team is responsible for the delivery of the specific brand programs to the sales force, which is ultimately responsible for their market execution.

Product and Package Innovation

     FEMSA Cerveza has established a working system that identifies, develops and ultimately launches product/package innovation alternatives to create incremental volume and/or incremental value for its business. This system has a structured set of components--functions and criteria--to help innovative ideas materialize into feasible rollouts in an optimal way. Currently, the product development initiatives at FEMSA Cerveza do not contemplate the introduction of new brands or the retirement of existing ones.

     Plants and Facilities

     FEMSA Cerveza currently operates six breweries with an aggregate monthly production capacity of 2,687 thousand hectoliters, equivalent to approximately
32.2 million hectoliters of annual capacity. Each of FEMSA Cerveza's breweries has received ISO 9002 certification. A key consideration in the selection of a site for a brewery is its proximity to potential markets, as the cost of transportation is a critical component of the overall cost of beer to the consumer. FEMSA Cerveza's breweries are strategically located across the country and as a result serve FEMSA Cerveza's distribution system well. The newest brewery, located in Navojoa, Sonora, began production in late 1991.


(Embedded Picture)



                     FEMSA Cerveza Facility Capacity Summary
                          Year ended December 31, 2002

                                                                 Average                                Average Capacity
                                                                 Monthly(1)      Average Annualized     Utilization
                                                                 ----------      -------------------    ----------------
                                                                          (in Thousands of Hectoliters)
Brewery
Orizaba.................................................            600              7,200                77.4%
Monterrey...............................................            629              7,550                81.2
Toluca..................................................            450              5,400                69.4
Navojoa.................................................            350              4,200                66.2
Tecate..................................................            390              4,680                63.4
Guadalajara.............................................            268              3,216                65.0
   Total................................................          2,687             32,246                72.2%
                                                                  =====             ======                ======

(1)   Average monthly installed capacity during 2002.


     Between 1998 and 2002, FEMSA Cerveza increased its average monthly production capacity by approximately 242,000 hectoliters through additional investments in existing facilities. During 2002, FEMSA Cerveza expanded average monthly capacity in the Tecate and Monterrey breweries to achieve a production of 390,000 and 629,000 hectoliters, respectively. FEMSA Cerveza's management believes that it will be able to continue to adequately expand its production capacity by investing in existing facilities.

     FEMSA Cerveza operates seven effluent water treatment systems to treat the water used by the breweries. The effluent treatment system at the Orizaba brewery is a joint venture among FEMSA Cerveza, several other local companies and the government of the state of Veracruz.

     Seasonality

     Demand for FEMSA Cerveza's beer is highest in the Mexican summer season, and consequently, brewery utilization rates are at their highest during this period. While capacity utilization rates averaged approximately 72.2% in 2002 and 73.9% in 2001, peak utilization in the summer season was in excess of 79% in 2002 and 85% in 2001. Demand for FEMSA Cerveza's products decreases during the months of November, January and February primarily as a result of colder weather in the northern regions of Mexico. Demand for FEMSA Cerveza's products tends to increase in the month of December reflecting consumption during the holiday season.

     Raw Materials

     Malted barley, hops, certain grains, yeast and water represent the principal ingredients used in manufacturing FEMSA Cerveza's beer products. These inputs are generally available in the open market. FEMSA Cerveza satisfies its commodity requirements through purchases from various sources, including purchases pursuant to contractual arrangements and purchases in the open market. The prices and supply sources of raw materials are determined by, among other factors, the level of crop production, weather conditions, export demand and government regulations and legislation affecting agriculture. Hops is the only ingredient that is not available domestically. FEMSA Cerveza imports hops primarily from the United States and Europe.

     The principal source of barley for the Mexican beer industry is the domestic harvest. If domestic production is insufficient to meet the industry's requirements, barley (or its equivalent in malt), can be sourced from the international markets. Pursuant to NAFTA, an annual duty-free import quota for barley (or its equivalent in malt) was set at 150,000 tons in 1994. This quota is subject to an annual increase of 5%. Additional quantities may be imported in years in which the beer industry can demonstrate that domestic production and the allowable import quota are insufficient to meet demand. It is estimated that in 2002, the Mexican beer industry imported 213,477 tons of barley pursuant to the applicable quota and an additional amount of approximately 12,920 tons, significantly lower than the additional amount imported in 2001, as a result of favorable domestic barley output. Barley consumption by the Mexican beer industry is approximately 553,667 tons per annum. Prior to NAFTA, domestic barley prices were significantly higher than international barley prices. Since the implementation of NAFTA, domestic barley prices have declined, and local producers now generally price their crop so that, after accounting for transportation and other import-related expenses, imported barley and barley purchased from the domestic market result in the same cost to the domestic purchaser.

     Purchases from FEMSA Empaques

     FEMSA Cerveza obtains its packaging materials primarily from its affiliate, FEMSA Empaques. In 1994, FEMSA Cerveza's principal operating subsidiaries entered into a packaging supply agreement (the "FEMSA Cerveza Supply Agreement") with FEMSA Empaques. See "--FEMSA Empaques" and "Item 10. Additional Information--Material Contracts--FEMSA Cerveza--Supply Agreement." As of December 31, 2002, FEMSA Empaques supplied 100% of FEMSA Cerveza's bottle, aluminum can, bottle cap and label requirements.

                          Coca-Cola FEMSA

     Overview and Background

     Coca-Cola FEMSA is the largest Coca-Cola bottler in Latin America, representing approximately 40% of Coca-Cola volumes in Latin America, and the second largest bottler of Coca-Cola products in the world, as measured by sales volume in unit cases sold in 2002. Coca-Cola FEMSA operates in Mexico (a substantial part of central Mexico, including Mexico City and Southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater Sao Paulo, Campinas, Santos and part of Mato Grosso do Sul) and Argentina (Federal Capital and surrounding areas, referred to in this Annual Report as Gran Buenos Aires).

The Panamco Acquisition

     On May 6, 2003, Coca-Cola FEMSA completed the acquisition of Panamco, then the largest soft drink bottler in Latin America and one of the three largest bottlers of Coca-Cola products in the world, as measured by sales volume in unit cases sold in 2002. Panamco is now Coca-Cola FEMSA's wholly-owned subsidiary. Panamco produces and distributes Coca-Cola trademark beverages in its bottling territories in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. In 2002, Panamco reported net sales of US$2,357.9 million, operating income of US$131.2 million and net income of US$33.2 million, under U.S. GAAP. Panamco sold approximately 1,228.1 million unit cases in 2002. Additional information regarding Panamco's operations and recent performance can be found in its annual report filed with the SEC on Form 10-K on March 28, 2003 and its quarterly report filed with the SEC on Form 10-Q on May 6, 2003. Such reports do not constitute part of this Annual Report and are not incorporated by reference into this Annual Report.

     The Panamco acquisition significantly increases the geographic diversity of Coca-Cola FEMSA's operations, although the Mexican operations of both companies represent by far the largest single portion of Coca-Cola FEMSA's business, representing 53% of the combined volume for the two companies in 2002. This geographic diversification will present significant new challenges as Coca-Cola FEMSA will be conducting business in territories where it has not previously operated and will expose Coca-Cola FEMSA to new economic, political, currency exchange and other risks.

     Integration

     Coca-Cola FEMSA is currently planning and taking certain initial steps towards the integration of Panamco's operations with its own. Coca-Cola FEMSA's objective is to achieve complete integration in the operations and management of the two companies' Mexican operations, which Coca-Cola FEMSA believes complement each other in numerous areas, with the goal of realizing important synergies in distribution, back-office operations, manufacturing and procurement, including through the closure and integration of facilities and headcount reductions. Coca-Cola FEMSA will maintain its corporate headquarters in Mexico City, and will have divisional headquarters in the following three regions:

-    Mexico with divisional headquarters in Mexico City;

- Latin Centro (covering territories in Guatemala, Nicaragua, Costa Rica, Panama, Venezuela and Colombia) with divisional headquarters in San Jose, Costa Rica; and

- Mercosur (covering territories in Brazil and Argentina) with divisional headquarters in Sao Paulo, Brazil.

Coca-Cola FEMSA is in the process of evaluating the operations and strategies of Panamco's businesses outside Mexico, and has begun to replicate some of Coca-Cola FEMSA's management practices and systems throughout its new territories.

     Acquisition Cost

     The cost of the acquisition was approximately US$3.7 billion. The acquisition was financed as follows:

- US$1,978 billion of new debt (including approximately US$373 million used to refinance existing Panamco indebtedness);

-    US$260 million from a capital investment by FEMSA through CIBSA;

- US$674 million notional amount of Coca-Cola FEMSA Series D Shares issued to subsidiaries of The Coca-Cola Company;

-    US$285 million in cash; and

-    US$512 million of assumed debt.

     Additionally, Coca-Cola FEMSA incurred other costs and expenses related to the transaction, which it has been paying with cash on hand.

     As part of the acquisition, all shareholders of Panamco, other than The Coca-Cola Company and its subsidiaries, received cash in exchange for their shares. The Coca-Cola Company and its subsidiaries received Coca-Cola FEMSA Series D Shares in exchange for its equity interest in Panamco of approximately 25%. This increased The Coca-Cola Company's beneficial ownership of Coca-Cola FEMSA's total share capital from 30% to 39.6% and its beneficial ownership of Coca-Cola FEMSA's voting share capital from 37% to 46.4%.

     Coca-Cola Memorandum

     In connection with the signing of the agreement for the acquisition of Panamco, The Coca-Cola Company and FEMSA memorialized certain understandings primarily relating to operational and business issues that affect Coca-Cola FEMSA following the completion of the acquisition. The terms are as follows:

- The current stockholder arrangements between FEMSA and The Coca-Cola Company will continue in place. See "Item 10. Additional
     Information--Material Contracts--Coca-Cola FEMSA--Shareholders' Agreement."

-    FEMSA will continue to consolidate Coca-Cola FEMSA's financial results.

- The Coca-Cola Company and FEMSA will continue to discuss in good faith the possibility of implementing changes to Coca-Cola FEMSA's capital structure in the future.

- There will be no changes in concentrate incidence pricing or marketing support by The Coca-Cola Company during the first year of operations following the acquisition. After such time, The Coca-Cola Company will have complete discretion to implement any changes with respect to these matters, but any decision in this regard will be discussed with Coca-Cola FEMSA and will take its operating condition into consideration.

- The Coca-Cola Company may require the establishment of a different long-term strategy for Brazil. If, after taking into account Coca-Cola FEMSA's performance in Brazil, The Coca-Cola Company does not consider it to be part of this long-term strategic solution for Brazil, then Coca-Cola FEMSA will sell its Brazilian franchise to The Coca-Cola Company or its designee at fair market value. Fair market value would be determined by independent investment bankers retained by each party at their own expense pursuant to specified procedures.

- FEMSA, The Coca-Cola Company and Coca-Cola FEMSA will meet to discuss the optimal Latin America territorial configuration for the Coca-Cola bottling system. During these meetings, Coca-Cola FEMSA will consider all possible combinations and any asset swap transactions that may arise from these discussions. In addition, Coca-Cola FEMSA will entertain any potential combination as long as it is strategically sound and done at fair market value.

- Coca-Cola FEMSA would like to keep open strategic alternatives that relate to the integration of carbonated soft drinks and beer. The Coca-Cola Company, FEMSA and Coca-Cola FEMSA would explore these alternatives on a market-by-market basis at the appropriate time.

- The Coca-Cola Company will sell to CIBSA, FEMSA's subsidiary that holds shares of Coca-Cola FEMSA, upon CIBSA's request, a sufficient number of Coca-Cola FEMSA's shares to permit CIBSA to beneficially own 51% of Coca-Cola FEMSA's outstanding capital stock (assuming that CIBSA does not sell any shares and that there are no issuances of Coca-Cola FEMSA's stock other than as contemplated by the acquisition). This understanding will be in place until May 2006. In this proposed sale, CIBSA would pay the higher of:

-    the prevailing market price per share at the time of the sale; and

-    the sum of $2.216 per share plus The Coca-Cola Company's carrying costs.

- Coca-Cola FEMSA may be entering some markets where significant infrastructure investment may be required. The Coca-Cola Company and FEMSA will conduct a joint study that will outline strategies for these markets, as well as the investment levels required to execute these strategies. Subsequently, it is intended that FEMSA and The Coca-Cola Company will reach agreement on the level of funding to be provided by each of the partners. The parties intend that this allocation of funding responsibilities would not be overly burdensome for either partner.

- Subject to the execution and delivery of mutually satisfactory definitive agreements, The Coca-Cola Company intends to grant Coca-Cola FEMSA a stand-by line of credit in the principal amount of US$250 million. The purpose of this line of credit would be to support investments that Coca-Cola FEMSA may need to make during economically difficult periods prior to the third anniversary of the completion of the acquisition. Coca-Cola FEMSA is currently in the process of negotiating definitive documentation for this facility.

Business Strategy

     With the acquisition of Panamco, Coca-Cola FEMSA is now the largest bottler of Coca-Cola trademark beverages in Latin America.

     Coca-Cola FEMSA seeks to provide its shareholders with an attractive return on their investment by increasing Coca-Cola FEMSA's profitability. The key factors in achieving profitability are increasing the sales volume of Coca-Cola FEMSA's products at a competitive price while improving operational efficiencies by implementing the best practices throughout Coca-Cola FEMSA. To achieve these goals Coca-Cola FEMSA continues its efforts in:

- implementing marketing strategies and programs designed to increase consumer demand for its products;

- replicating its successful practices throughout the whole value chain within the territories recently acquired;

- expanding and enhancing presentation and brand portfolios in order to meet consumer demand and to promote market presence growth;

- rationalizing bottling capacity to increase the utilization of existing assets;

- streamlining production and distribution processes for improved operating efficiencies;

-    integrating operations through advanced information technology; and

-    enhancing the quality of management at all levels.

     Coca-Cola FEMSA seeks to increase per capita consumption of soft drinks in the territories in which it operates. To that end, Coca-Cola FEMSA's marketing teams continuously develop sales strategies tailored to the different characteristics of Coca-Cola FEMSA's various territories and channels. Coca-Cola FEMSA continues to develop its product portfolio to better meet market demand and maintain its overall profitability. To stimulate and respond to consumer demand, Coca-Cola FEMSA continues to introduce new products and new presentations. See "--Coca-Cola FEMSA Products." Coca-Cola FEMSA also seeks to increase placement of refrigeration equipment, including promotional displays, through the strategic placement of such equipment in retail outlets in order to showcase and promote its products. In addition, because Coca-Cola FEMSA views its relationship with The Coca-Cola Company as integral to its business strategy, it uses market information systems and strategies developed with The Coca-Cola Company to improve its coordination with the worldwide marketing efforts of The Coca-Cola Company. See "--Marketing."

     Coca-Cola FEMSA seeks to rationalize its distribution capacity to improve the efficiency of its operations. Coca-Cola FEMSA has closed several under-utilized centers and shifted distribution activities to other existing facilities. Coca-Cola FEMSA has a capital expenditure program that includes investments in production and distribution facilities, information systems, bottles, cases and coolers. Coca-Cola FEMSA believes that this program will allow Coca-Cola FEMSA to maintain the capacity and flexibility to create and respond to consumer demand for non-alcoholic beverages. In 2002, Coca-Cola FEMSA's capital expenditure program reached Ps. 1,341 million (approximately US$
128.2 million), a 28.7% increase over 2001. See "Item 5--Capital Expenditures--Coca-Cola FEMSA." In each of Coca-Cola FEMSA's facilities, Coca-Cola FEMSA seeks to increase productivity through infrastructure and process reengineering for improved asset utilization.

     Finally, Coca-Cola FEMSA focuses on management quality as a key element of its growth strategies and remains committed to fostering the development of quality management at all levels. Both FEMSA and The Coca-Cola Company provide Coca-Cola FEMSA with managerial experience and depth. To build upon these skills, Coca-Cola FEMSA also offers management training programs and programs designed to enhance Coca-Cola FEMSA's executives' abilities.

Coca-Cola FEMSA's Markets

     As of December 31, 2002, Coca-Cola FEMSA's subsidiaries operated in three geographically defined territories:

- Valley of Mexico Territory: Comprised of the Mexico City metropolitan area, including a substantial portion of the adjacent State of Mexico;

- Southeast of Mexico Territory: Comprised of the States of Tabasco and Chiapas and portions of the States of Oaxaca and Veracruz; and

- Buenos Aires Territory: Comprised of the Federal District of Buenos Aires, Argentina and a significant part of the Gran Buenos Aires metropolitan area.

     The Valley of Mexico Territory and the Southeast of Mexico Territory together compose Coca-Cola FEMSA's Mexican Territories. The following maps show the locations of Coca-Cola FEMSA's territories at December 31, 2002.



                               Mexican Territories

(Embedded Picture)

     The characteristics of these three territories are very diverse. The Valley of Mexico Territory is densely populated and has a large number of competing soft drink brands and higher per capita income than the Southeast of Mexico. The Southeast of Mexico Territory is a large and mountainous area with lower population density, lower per capita income and lower per capita consumption of soft drink products compared with the Valley of Mexico. The Buenos Aires Territory is densely populated and has lower per capita consumption of soft drink products as compared with the Mexican Territories. Per capita income has been negatively affected by macroeconomic conditions in Argentina.

     With the acquisition of Panamco, Coca-Cola FEMSA has extended its geographic reach to include markets in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil and has further expanded its geographic reach in Mexico.

Coca-Cola FEMSA Products

     As of December 31, 2002, Coca-Cola FEMSA's subsidiaries produced, marketed and distributed the following Coca-Cola and Mundet trademark beverages:

         Mexican Territories                                              Buenos Aires Territory
         -------------------                                              ----------------------
         Coca-Cola                                                        Coca-Cola
         Coca-Cola light                                                  Coca-Cola light
         Sprite                                                           Sprite
         Sprite light                                                     Sprite light
         Fanta                                                            Fanta
         Fresca                                                           Quatro
         Lift                                                             Kin
         Delaware Punch                                                   Tai
         Ciel                                                             Schweppes
         Beat                                                             Hi-C
         Senzao                                                           Crush
         Ciel Mineralizada                                                Black Fire
         Powerade
         Sidral Mundet
         Sidral Mundet light
         Prisco
         Mickey Aventuras
         Kin Light
         Nestea

     Coca-Cola FEMSA's single most important brand is Coca-Cola, which accounted for 71.1% of the total consolidated sales volume in 2002. Sprite, Fanta and Lift, our next largest brands in consecutive order, accounted for 4.3%, 4.1% and 4.1%, respectively, of the sales volume in 2002.

     Coca-Cola FEMSA sells Coca-Cola trademark beverages in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the forms of glass bottles, cans, and plastic bottles made of PET. In addition, Coca-Cola FEMSA sells some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which Coca-Cola FEMSA refers to as fountain containers.

     Pursuant to an agreement between The Coca-Cola Company and Cadbury, Schweppes PLC ("Cadbury"), The Coca-Cola Company acquired Cadbury's beverage brands in Argentina in July 1999 allowing Coca-Cola FEMSA to distribute Cadbury beverages in Coca-Cola FEMSA's Buenos Aires Territory. In 2001, Coca-Cola FEMSA suspended the sale and distribution of Cadbury beverages in our Mexican Territories.

Sales

     In evaluating the development of local sales territories, Coca-Cola FEMSA and The Coca-Cola Company measure, among other factors, the per capita consumption of Coca-Cola trademark beverages. Per capita consumption data for a territory is determined by dividing management's estimate of applicable aggregate consumption figures within the territory (in bottles, cans, powders and fountain containers) by the estimated population within such territory and is expressed on the basis of the number of eight-ounce servings consumed annually per capita. In Coca-Cola FEMSA's Valley of Mexico and Southeast Territories, estimated per capita annual consumption of Coca-Cola FEMSA's Coca-Cola trademark beverages in 2002 was 462 eight-ounce servings and 287 eight-ounce servings, respectively, lower than the estimated national average of 487 eight-ounce servings. In Coca-Cola FEMSA's Buenos Aires Territory (including the Pilar area), estimated per capita annual consumption of Coca-Cola FEMSA's products in 2002 was approximately 258 eight-ounce servings, higher than the national average in Argentina of 204 eight-ounce servings. Coca-Cola FEMSA's data shows that per capita consumption grew in recent years in the Mexican Territories, and Coca-Cola FEMSA believes that general population growth in Mexican Territories will result in increased sales in those territories.

     Total unit case sales volume of Coca-Cola FEMSA's products increased 2.1% in 2002 compared to 2001. See "Item 5. Operating and Financial Review and Prospects--Results of Operations--Coca-Cola FEMSA"

     The following table illustrates the historical sales volume for the Valley of Mexico Territory, the Southeast of Mexico Territory and the Buenos Aires
Territory:

                                            Combined Sales Volume
                                           Year ended December 31,
                            ------------------------------------------------------
                              2002       2001       2000       1999       1998
                            ---------- ---------- ---------- ---------- ----------
                                (Millions of unit cases, except percentages)
Company Total..........       620.3      607.8      582.6      544.2      519.6
% Growth...............         2.1%       4.3%       7.0%       4.7%      18.6%


                        Product and Packaging Mix Summary

     Mexican Operations. In the Mexican Territories, in 2002 Coca-Cola FEMSA sold a majority of its beverages at small retail stores to customers who take the beverages home or elsewhere for consumption. Coca-Cola FEMSA also sells products in the "on-premise" segment, which consists of (i) sales through sidewalk stands, restaurants, bars and various types of dispensing machines and
(ii) sales through "point of sale" programs in concert halls, auditoriums and theaters by means of a series of arrangements with Mexican promoters. The vast majority of Coca-Cola FEMSA's sales to all of these outlets is on a cash basis.

     In 2002, approximately 97.2% of Coca-Cola FEMSA's unit case sales in the Mexican Territories were of Coca-Cola trademark beverages. Sales volume of Coca-Cola trademark beverages in the Mexican Territories increased by 3.0% in 2002 as compared to 2001. Coca-Cola FEMSA attributes this increase to (i) increased packaging options provided by Coca-Cola FEMSA to consumers, (ii) the strengthening of the Coca-Cola FEMSA brand portfolio through the introduction of new flavored soft drinks, (iii) continued marketing efforts and (iv) successful promotional activities.

     The following tables highlight historical sales volume mix and total sales in the Mexican Territories for Coca-Cola FEMSA products:

                           Valley of Mexico Territory

                                                                       Year ended December 31,
                                                ------------ ------------- ------------ ---------------- -----------
                                                   2002          2001         2000           1999           1998
                                                ------------ ------------- ------------ ---------------- -----------
Unit Case Volume Mix by Category                                         (in percentages)
Colas.........................................      71.9%       76.1%         76.9%        76.2%        75.5%
Flavored Soft Drinks..........................      22.2        20.2          20.6         21.5         21.7
Total Carbonated Soft Drinks..................      94.1        96.3          97.5         97.7         97.2
Water.........................................       4.2         3.6           2.5          2.3          2.8
Other Categories(1)...........................       1.7         0.1           -            -            -
                                                ------------ ------------- ------------ ------------ ---------------
  Total.......................................    100.0%       100.0%        100.0%       100.0%       100.0%

(1) Includes Powerade, Nestea, Kin Light and Mickey Aventuras.


Unit Case Volume                                                      (millions of unit cases)
Coca-Cola trademark beverages.................    366.5         355.4        341.1         314.9        302.4
Other Beverages...............................     11.8           0.9          2.4           2.0          2.1
                                                ------------- ------------ ------------- ------------ ---------------
  Total.......................................    378.3         356.3        343.5         316.9        304.5
                                                ============= ============ ============= ============ ===============
  % Growth....................................      6.2%          3.7%         8.4%          4.1%        17.3%


                          Southeast of Mexico Territory

                                                                      Year ended December 31,
                                                 ------------ ------------- ------------ ------------ -------------
                                                    2002          2001         2000         1999          1998
                                                 ------------ ------------- ------------ ------------ -------------
Unit Case Volume Mix by Category                                         (in percentages)
Colas.......................................           71.5%     72.4%         73.9%        73.9%        72.5%
Flavored Soft Drinks........................           21.3      21.4          20.5         20.1         21.0
Total Carbonated Soft Drinks................           92.8      93.8          94.4         94.0         93.5
Water.......................................            6.3       6.1           5.6          6.0          6.5
Other Categories(1).........................            0.9       0.1           -            -            -
                                                 ------------ ------------- ------------ ------------ -------------
  Total.....................................         100.0%     100.0%        100.0%       100.0%       100.0%
                                                 ============ ============= ============ ============ =============

   (1)   Includes Powerade, Nestea, Kin Light and Mickey Aventuras.


Unit Case Volume                                                     (millions of unit cases)
  Coca-Cola trademark beverages.............         124.4      121.1         116.0         99.9         95.3
  Other Beverages...........................           2.0        0.5           1.6          1.3          1.4
                                                 ------------ ------------- ------------ ------------ -------------
   Total....................................         126.4      121.6         117.6        101.2         96.7
                                                 ============ ============= ============ ============ =============
   % Growth.................................           3.9%       3.4%         16.2%         4.7%        27.9%


                    Combined Mexican Territories Sales Volume

                                                                      Year ended December 31,
                                                 ------------ ------------ ------------ -------------- ------------
                                                    2002         2001         2000          1999          1998
                                                 ------------ ------------ ------------ -------------- ------------
Unit Case Volume                                                     (millions of unit cases)
Total.......................................          504.7    477.9          461.1        418.1         401.2
% Growth....................................            5.6%     3.6%          10.3%         4.2%         19.8%


     In 2002, Coca-Cola FEMSA introduced The Coca-Cola Company trademark powdered products under the Kin Light brand, a diet-flavored powder. It offered Kin Light on a complimentary basis to its customers in order to better examine this category's potential and evaluate consumption patterns and price strategies. Coca-Cola FEMSA's sales volume for 2002 in the Mexican Territories includes 6.3 million unit cases of Kin Light.

     Since 1995, Coca-Cola FEMSA has introduced a number of new presentations in the Mexican Territories. These include 2.5 and 2.0-liter returnable plastic bottles, 1.0-liter non-returnable plastic bottles, 8oz non-returnable glass bottles, 0.25-liter non-returnable plastic bottles and 0.6-liter plastic contour bottles to replace the 0.5-liter non-returnable glass and plastic presentations.

     Coca-Cola FEMSA's most popular soft drink presentations are the 2.0-liter returnable plastic bottles, the 0.6-liter non-returnable plastic contour bottle and the 2.0-liter non-returnable plastic bottle, which accounted for 27.9%, 23.0% and 16.4%, respectively, of Coca-Cola FEMSA's total soft drink sales volume in 2002 in the Mexican Territories.

     In recent years, the packaging trend in the soft drink industry in Mexico has moved toward non-returnable presentations. Total non-returnable presentations (excluding fountain and powders) represented 60.6% of total sales in the Mexican Territories in 2002 as compared to 57.5% in 2001 and 55.7% in 2000. During 2002, Coca-Cola FEMSA refocused its packaging mix strategy to reinforce its sales of returnable packages. Returnable plastic and glass presentations offer consumers a more affordable product. The price of a 2.0-liter returnable package is approximately 17% less than the same size non-returnable package. These returnable products are mainly sold to small store retailers, which represent the largest distribution channel in the Mexican market, who benefit from returnable bottles' lower price per ounce of product, allowing them to compete with larger supermarkets. Returnable packages present an opportunity to attract new customers and maintain customer loyalty because they make Coca-Cola trademark beverages more attractive to price-sensitive consumers. Coca-Cola FEMSA believes that its continued commitment to returnable bottle availability will allow it to compete with low-price entrants to the Mexican soft drink market.

         Multi-serving presentations (those presentations of more than 1.0-liter) are an important component of Coca-Cola FEMSA's product mix. In 2002, multi-serving presentations represented 46.9% of Coca-Cola FEMSA's total soft drink sales in the Mexican Territories, as compared to 48.4% in 2001. Although the volume of multi-serving presentations has decreased slightly in the last couple of years, Coca-Cola FEMSA expects that demand for multi-serving presentations will increase after the launch of the 2.5-liter Coca-Cola presentation. Coca-Cola FEMSA believes that the popularity of multi-serving presentations is primarily attributable to the lower price per ounce of product in larger presentations.

         The following table sets forth Coca-Cola FEMSA's unit case volume mix by presentation in the Mexican Territories:

                                                                     Year ended December 31,
                                                 ------------ ------------ ------------ ------------ -------------
                                                    2002         2001         2000         1999          1998
                                                 ------------ ------------ ------------ ------------ -------------
Unit Case Volume Mix by Presentation                                     (in percentages)
Valley of Mexico
   Returnable.................................     33.7%         39.3%        42.2%        40.6%        48.0%
   Non-returnable (1).........................     64.0          58.4         55.5         57.3         50.0
   Fountain...................................      2.3           2.3          2.3          2.1          2.0
Southeast of Mexico
   Returnable.................................     43.7%         44.6%        50.3%        56.7%        60.8%
   Non-returnable (1)........................      55.6          54.8         49.1         42.8         38.8
   Fountain...................................      0.7           0.6          0.6          0.5          0.4

(1) Includes powders for 2002.


     Argentine Operations

     In the Buenos Aires Territory, in 2002, Coca-Cola FEMSA sold the majority of its products in the take-home segment, which consists of sales to customers who take the beverages home or elsewhere for consumption. In 2002, the percentage of sales through supermarkets decreased, to 23.4% in 2002 from 28.4% in 2001.

     In 2002, 100% of Coca-Cola FEMSA's unit case sales in the Buenos Aires Territory were of Coca-Cola trademark beverages. Sales volume of Coca-Cola trademark beverages in the Buenos Aires Territory decreased 11.0% in 2002 as compared to 2001.

     The following tables highlight historical sales volume mix and total sales volumes in the Buenos Aires Territory:

                             Buenos Aires Territory

                                                                    Year ended December 31,
                                                 -----------------------------------------------------------------
                                                    2002         2001         2000         1999          1998
                                                 ------------ ------------ ------------ ------------ -------------
Unit Case Volume Mix by Category                                         (in percentages)
Colas.......................................         68.3%        69.7%        75.8%        75.9%        76.9%
Flavored Soft Drinks........................         30.4         29.0         23.5         23.4         22.1
  Total Carbonated Soft Drinks..............         98.7         98.7         99.3         99.3         99.0
Water.......................................          0.8          0.5          0.6          0.7          1.0
Other Categories(1).........................          0.5          0.8          0.1          -            -
                                                 ------------ ------------ ------------ ------------ -------------
  Total.....................................        100.0%       100.0%       100.0%       100.0%       100.0%
                                                 ============ ============ ============ ============ =============

Unit Case Volume                                                     (millions of unit cases)
Total.......................................        115.6        129.9        121.5        126.1        118.4
% Growth....................................        (11.0)%        6.9%        (3.7)%        6.5%        14.8%


(1)  Including Hi-C

     In 2002, 2.25-liter and 1.5-liter non-returnable plastic bottles accounted for 47.2% and 18.5% of total soft drink sales volume, respectively. In order to minimize the impact of the deteriorated economic situation in Argentina, Coca-Cola FEMSA launched new returnable presentations such as a 1.25-liter returnable glass presentation, which accounted for almost 10% of Coca-Cola FEMSA's sales volume in 2002, to increase the affordability of Coca-Cola FEMSA's products in this territory.

     The following table sets forth Coca-Cola FEMSA's unit case volume mix by presentation in the Buenos Aires Territory:

                                                                 Year ended December 31,
                                                   ---------- --------- ---------- ---------- ----------
                                                     2002       2001      2000       1999       1998
                                                   ---------- --------- ---------- ---------- ----------
Unit Case Volume Mix by Presentation                                 (in percentages)
Buenos Aires
   Returnable.................................         12.4%       5.8%      9.8%      10.3%     10.8%
   Non-returnable.............................         82.9       89.1      83.7       83.9      83.3
   Fountain...................................          4.7        5.1       6.5        5.8       5.9

Marketing

     Coca-Cola FEMSA relies extensively on advertising, sales promotions and non-price related retailer incentive programs designed by local affiliates of The Coca-Cola Company to target the particular preferences of its soft drink consumers. Coca-Cola FEMSA, in conjunction with The Coca-Cola Company, has developed a sophisticated marketing strategy to promote the sale and consumption of Coca-Cola FEMSA's products. Through the use of advanced information technology, Coca-Cola FEMSA has gained customer and consumer information that allows Coca-Cola FEMSA to tailor its marketing strategies to the types of customers located in each of its territories and to meet the specific needs of the various market segments Coca-Cola FEMSA serves.

     Retailer Incentive Programs

     Incentive programs include providing retailers with commercial refrigerators for the display and cooling of soft drink products at little or no charge, free point-of-sale display materials and complimentary soft drink products. Coca-Cola FEMSA seeks, in particular, to increase the number of distribution coolers among retailers to increase the visibility and consumption of its products and to ensure that they are sold at the proper temperature. Sales promotions include sponsorship of community activities, sporting, cultural and social events and consumer sales promotions such as contests, sweepstakes and product giveaways.

     Advertising

     In addition, Coca-Cola FEMSA advertises in all major communications media. Coca-Cola FEMSA also focuses attention on increasing brand recognition by consumers and improving its customer relations. National advertising campaigns are designed and proposed by The Coca-Cola Company's local affiliates, with Coca-Cola FEMSA's input at the local or regional level.

     Channel Marketing

     In order to provide a more dynamic and specialized marketing of Coca-Cola FEMSA's products, Coca-Cola FEMSA's marketing strategy is to segment its market and develop targeted marketing efforts for each segment or distribution channel. This channel marketing strategy entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drink consumers in each of the various types of locations or distribution channels where they might potentially purchase Coca-Cola trademark beverages. In response to this analysis, Coca-Cola FEMSA tailors its product, price, packaging and distribution strategies to meet the particular needs and exploit the potential of each channel.

     Coca-Cola FEMSA believes that the implementation of its channel marketing strategy also enables Coca-Cola FEMSA to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. This focused response capability isolates the effects of competitive pressure in a specific channel, thereby avoiding costlier market-wide responses. Coca-Cola FEMSA's channel marketing activities are facilitated by its management information systems. Coca-Cola FEMSA has invested significantly in creating such systems, including hand-held computers for most of its sales routes in the Valley of Mexico, Southeast of Mexico and Buenos Aires Territories to support the gathering of product, consumer and delivery information required to implement Coca-Cola FEMSA's channel marketing strategies effectively.

     Cooperative Marketing Budget

     Coca-Cola FEMSA's total marketing expenditures made in the Mexican Territories increased 8.3% to Ps. 667.6 million in 2002 from Ps. 616.0 million in 2001. In the Buenos Aires Territory, Coca-Cola FEMSA's marketing expenditures decreased 38.5% to approximately Aps.15.2 million (Ps. 47.2 million) from Aps.24.7 million (Ps. 70.2 million) in 2001. Under the 2002 and 2001 cooperative marketing budgets, The Coca-Cola Company contributed to Coca-Cola FEMSA's marketing expenditures by approximately matching the amount Coca-Cola FEMSA spent on these marketing efforts in each respective year. See "--Bottler Agreements."

Product Distribution

     The following table provides an overview of Coca-Cola FEMSA's product distribution infrastructure and retail network as of December 31, 2002:

                          Product Distribution Summary

                                Mexico Argentina
Distribution Centers...............            53             3
Sales Routes.......................         1,486           201
Number of Retailers (1)............       283,650        76,400

(1)   Estimated


     Mexican Territories

     Coca-Cola FEMSA subcontracts to its affiliate FEMSA Logistica the transportation of finished products to Coca-Cola FEMSA's distribution centers from its Mexican production facilities. From the distribution centers, Coca-Cola FEMSA then distributes its finished products to retailers through Coca-Cola FEMSA's own fleet of trucks. Coca-Cola FEMSA's distribution centers range from large warehousing facilities and re-loading centers to small deposit centers. In addition to Coca-Cola FEMSA's fleet of trucks, Coca-Cola FEMSA distributes its products in certain locations through a fleet of electric carts and hand-trucks in order to comply with local environmental and traffic regulations.

     Coca-Cola FEMSA believes that service visits to retailers and frequency of deliveries are essential elements in an effective distribution system for soft drink products. Accordingly, Coca-Cola FEMSA has continued to expand its pre-sale system in the Valley of Mexico Territory and throughout the main cities in the Southeast of Mexico Territory. The pre-sale program separates the sales and delivery functions, allowing sales personnel to sell products prior to delivery and enabling trucks to be loaded with the mix of products that retailers need and desire, thereby increasing distribution efficiency. Under the pre-sale program, sales personnel also provide merchandising services during retailer visits, which Coca-Cola FEMSA believes enhances the presentation of its products at the point of sale.

     Buenos Aires Territory

     At December 31, 2002, Coca-Cola FEMSA operated three distribution centers in the Buenos Aires Territory. Coca-Cola FEMSA also utilizes the pre-sale system in the Buenos Aires Territory and distributes its products by means of its own fleet of trucks and non-affiliate transportation subcontractors and through independent wholesalers. In addition, in designated zones independent wholesalers purchase Coca-Cola FEMSA's products at a discount from the wholesale price and resell the products to retailers. Independent wholesalers distributed approximately 6% of Coca-Cola FEMSA's products in Argentina in 2002.

     At December 31, 2002, Coca-Cola FEMSA made approximately 92% and 94% of its sales through the pre-sale system in Coca-Cola FEMSA's Mexican and Buenos Aires Territories, respectively.

Competition

     Although Coca-Cola FEMSA believes that its products enjoy wider recognition and greater consumer loyalty than those of its principal competitors, the soft drink segments of the Mexican and Argentine beverage markets are highly competitive. Coca-Cola FEMSA's principal competitors are local bottlers of PepsiCo, beverage brands and other bottlers and distributors of national and regional soft drink brands. PBG recently bought Coca-Cola FEMSA's main competitor in Mexico. Coca-Cola FEMSA faces increased competition in many of its territories from producers of low cost beverages, commonly referred to as "B" brands.

     Recently, price discounting and packaging have joined consumer sales promotions, customer service, and non-price retailer incentives as the primary means of competition among soft drink bottlers. Coca-Cola FEMSA believes that the introduction of new presentations has been a major competitive technique in the soft drink industry during recent years. See "--Sales."

     Coca-Cola FEMSA's ability to maintain existing prices or implement price increases depends to a great extent on competitive conditions and the effect of such prices on sales volume. Price discounting has been a means of maintaining or increasing sales volume share in our territories. As a result of the Panamco acquisition, Coca-Cola FEMSA now faces competitive pressures that are different than those it has historically faced. In Brazil, Coca-Cola FEMSA competes against both AmBev, a Brazilian company with a portfolio of brands that includes Pepsi and local brands with flavors such as guarana, and "B" brands or "Tubainas," which are small, local, producers of low cost flavored soft drinks that represent an important portion of the soft drink market. In addition, distribution and marketing practices in some of these territories differ from Coca-Cola FEMSA's historical practices. Several of Panamco's territories have a lower level of pre-sale as a percentage of total distribution than Coca-Cola FEMSA is accustomed to having in its territories, and the product and presentation mix varies from territory to territory with customer preferences. Coca-Cola FEMSA may have to adapt its marketing and distribution strategies to effectively compete. Coca-Cola FEMSA's inability to compete effectively may have an adverse effect on Coca-Cola FEMSA's future operating results.

     Coca-Cola FEMSA's principal competitors in the Mexican Territories are bottlers of PepsiCo products, whose territories overlap but are not co-extensive with its own. These competitors include Pepsi Gemex in the Valley of Mexico Territory, recently acquired by PBG, the largest bottler of PepsiCo globally, and several other PepsiCo bottlers in the Southeast of Mexico Territory. In addition, Coca-Cola FEMSA competes with Cadbury and with national and regional brands in both of Coca-Cola FEMSA's Mexican Territories.

     In the Buenos Aires Territory, Coca-Cola FEMSA's main competitor is BAESA, a PepsiCo bottler, which is owned by Argentina's principal brewery, Quilmes Industrial S.A. In addition to BAESA, competition has intensified over the last several years with the entrance of a number of competitors offering generic, low-priced soft drinks as well as many other generic products and private label proprietary supermarket brands that are produced by contract bottlers.

Seasonality

     Sales of Coca-Cola FEMSA's products are seasonal, as Coca-Cola FEMSA's sales levels generally increase during the summer and the Christmas holiday season. In the Mexican Territories, Coca-Cola FEMSA typically achieves its highest sales during the summer months (April through September) as well as during the Christmas holidays in December. In the Buenos Aires Territory, Coca-Cola FEMSA's highest sales levels occur during the summer months (October through March) and the Christmas holidays.

Raw Materials

     Pursuant to the bottler agreements with The Coca-Cola Company, Coca-Cola FEMSA is required to purchase concentrate for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company. The price of concentrate for all Coca-Cola trademark beverages is a percentage of the average price Coca-Cola FEMSA charges to its retailers that is set pursuant to periodic negotiations with The Coca-Cola Company. Historically, concentrate has been purchased in the local currency of the territory. In addition to concentrates, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, glass and plastic bottles, cans, closures and fountain containers, as well as other packaging materials. The bottler agreements provide that, with respect to Coca-Cola trademark beverages, all containers, closures, cases, cartons and other packages and labels may be purchased only from manufacturers approved by The Coca-Cola Company, which includes FEMSA Empaques.

     None of the materials or supplies that Coca-Cola FEMSA uses is presently in short supply, although the supply of specific materials could be affected by strikes, weather conditions, governmental controls or national emergency situations.

     Mexican Territories

     Coca-Cola FEMSA purchases some glass bottles, closures, plastic cases, cardboard products, commercial refrigerators and certain lubricants and detergents for bottling lines from subsidiaries of FEMSA Empaques at competitive prices. Coca-Cola FEMSA purchases its returnable plastic bottles from Continental PET Technologies de Mexico, S.A. de C.V, a subsidiary of Continental Can, Inc., which has been the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico. Coca-Cola FEMSA purchases the large majority of its non-returnable plastic bottles, as well as pre-formed plastic ingots for the production of non-returnable plastic bottles, from ALPLA Fabrica de Plasticos, S.A. de C.V., an authorized provider of PET for The Coca-Cola Company.

     Coca-Cola FEMSA purchases some can presentations from Industria Envasadora de Queretaro, S.A. de C.V. ("IEQSA"), a bottler cooperative in which it holds an approximate 19.6% interest. Both Coca-Cola FEMSA and IEQSA purchase a portion of their empty can supply requirements from Famosa, a subsidiary of FEMSA Empaques.

     Coca-Cola FEMSA obtains water from groundwater sources under concessions obtained from the Mexican government and held by Coca-Cola FEMSA's various subsidiaries. Coca-Cola FEMSA also obtains water from the municipalities where bottling plants are located. See "--Regulatory Matters--Water Supply Law." Coca-Cola FEMSA believes that such sources provide an adequate supply of water to meet Coca-Cola FEMSA's current and projected requirements in Mexico. In addition, Coca-Cola FEMSA obtains carbon dioxide gas from domestic sources.

     Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for the soft drink. Coca-Cola FEMSA may utilize raw or refined sugar or HFCS as sweeteners in its products. The Coca-Cola Company authorizes the use of a sugar/HFCS mix. Coca-Cola FEMSA has discontinued, however, using HFCS due to the Mexican excise tax imposed in January 2002 to soft drinks sweetened with HFCS. Aspartame, an artificial sweetener for diet sodas, is included in the concentrates of Coca-Cola light and Sprite light, which are purchased from The Coca-Cola Company, and Mundet light, which is purchased from Promotora de Marcas Nacionales, S.A. de C.V.

     Coca-Cola FEMSA regularly purchases sugar from Promotora Mexicana de Embotelladoras, S.A. de C.V., ("PROMESA"), a cooperative of Coca-Cola bottlers. These purchases are regularly made under one-year agreements between PROMESA and each bottling subsidiary for the sale of sugar at a price that is determined monthly based on the cost of sugar to PROMESA. The agreements incorporated by reference standard industry provisions relating to the quality and delivery of the sugar.

     In December 2001, the Mexican government expropriated the sugar industry in Mexico. To administer this industry, the Mexican government entered into a trust agreement with Nacional Financiera, S.N.C. ("Nafin"), a Mexican government-owned development bank, pursuant to which Nafin acts as trustee. During 2002, Coca-Cola FEMSA also purchased sugar directly from Nafin.

     Sugar may also be obtained through purchases in the international market. However, imported sugar is presently subject to import duties, the amount of which is set by the Mexican government. Although there are currently no statutory price controls for sugar in Mexico, increases in the price of sugar, which may occur in the event that import duties increase or import restrictions on sugar are imposed, will increase Coca-Cola FEMSA's cost of sales. To the extent Coca-Cola FEMSA is unable to pass along their full amount to the consumer, such increases would affect Coca-Cola FEMSA's cost of sales.

     Historically, Coca-Cola FEMSA has bought HFCS from domestic sources at prices competitive to the price of sugar. In 2001, the Mexican government imposed a 20% excise tax, effective January 1, 2002, on carbonated soft drinks sweetened with HFCS. As a result Coca-Cola FEMSA converted its Mexican bottling facilities to sugar-cane-based production in early 2002. On January 1, 2003, the Mexican government broadened the reach of this tax by imposing, a 20% excise tax on carbonated soft drinks produced with any non-sugar sweetener, including HFCS.

     The following table set forth the average real price increase or decrease of sugar as purchased from Coca-Cola FEMSA's suppliers over the course of each year.

    Average Real Price Increase (Decrease) of Sugar in the Mexican Territories

                                2002      2001      2000      1999        1998
                                ----      ----      ----      ----        ----
Change over previous year (1)   4.6%     (6.3)%   (10.2)%    (12.7)%      2.2%

(1) After the imposition of a Mexican excise tax on soft drinks sweetened with HFCS on January 1, 2002, Coca-Cola FEMSA purchased greater amounts of refined sugar than in the past, which increased its sugar costs.


     Of the raw materials required in the bottling of its products, the prices of aluminum cans, plastic bottles, bottle closures (both steel and plastic), other packaging materials and HFCS are quoted in U.S. Dollars and therefore are affected by the fluctuation of the Mexican Peso against the U.S. Dollar. Coca-Cola FEMSA has historically passed on increases in these costs to its customers in the form of price increases. During 2002, the average real unit price in Mexican Pesos of these Dollar-denominated costs increased as a result of the appreciation of the Mexican Peso against the U.S. Dollar. Except for those discussed in this paragraph, Coca-Cola FEMSA purchases all of its raw materials for its Mexican Territories in Pesos, including soft drink concentrate.

     Buenos Aires Territory

     Coca-Cola FEMSA purchases glass bottles, plastic trays and other raw materials from several domestic sources. Coca-Cola FEMSA purchases pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Complejo Industrial PET S.A. ("CIPET"), a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other international suppliers. Coca-Cola FEMSA purchases crown caps from local and international suppliers.

     Coca-Cola FEMSA purchases its can presentations for distribution to its customers in Buenos Aires from Complejo Industrial CAN S.A. ("CICAN"). In December 1996, The Coca-Cola Company sold CICAN to a group of bottlers that included Coca-Cola FEMSA de Buenos Aires. Under the terms of the shareholders' agreement among these bottlers, CICAN is managed as a joint venture. As of December 31, 2002, Coca-Cola FEMSA de Buenos Aires owned a 48.1% equity in CICAN.

     Coca-Cola FEMSA obtains water for its plant in Buenos Aires from Aguas Argentinas S.A., a private company responsible for managing the public water supply. Coca-Cola FEMSA believes that this source provides an adequate supply of water to meet the needs for its Argentine operations. Praxair Argentina S.A. provides Coca-Cola FEMSA's requirements of carbon dioxide gas.

     In Argentina, Coca-Cola FEMSA principally uses HFCS sweetener in its products, although it may use sugar in the future. Aspartame, an artificial sweetener for diet sodas, is included in the concentrate of Coca-Cola light and Sprite light, which Coca-Cola FEMSA purchases from The Coca-Cola Company.

     The following table sets forth the average real price increase or decrease of HFCS as purchased form Coca-Cola FEMSA's suppliers over the course of each year.

   Average Real Price Increase (Decrease) of HFCS in the Buenos Aires Territory

                                       2002       2001       2000      1999
                                       ----       ----       ----      ----
Change over previous year              53.0%      8.9%      (7.4)%    (14.3)%


     Purchases from FEMSA Empaques

     In 2002, Coca-Cola FEMSA purchased crown caps, plastic bottle caps, cans, commercial refrigerators, lubricants, detergents, plastic cases and substantially all of its returnable glass bottle requirements for its Mexican operations from FEMSA Empaques under several supply agreements. The aggregate amount of these purchases was Ps. 403.3 million in 2002. In addition, some canned beverages in the Mexican Territories are purchased from IEQSA, which in turn purchases a portion of empty cans from Famosa, a subsidiary of FEMSA Empaques.

                                 FEMSA Comercio

     Overview and Background

     FEMSA Comercio operates the largest chain of convenience stores in Mexico under the trade name Oxxo. As of December 31, 2002, FEMSA Comercio operated 2,216 Oxxo stores located in 24 states of the country, with a particularly strong presence in the northern part of Mexico. FEMSA Comercio also operated 60 Bara stores concentrated in the central region of Mexico.

     FEMSA Comercio, the largest single customer of FEMSA Cerveza and of the Coca-Cola system in Mexico, was established by FEMSA in 1978 when two Oxxo stores were opened in Monterrey, one store in Mexico City and another in Guadalajara. The motivating factor behind FEMSA's entrance into the retail industry was to enhance beer sales through company-owned retail outlets as well as to gather information on customer preferences. In 2002, sales of beer through Oxxo represented 4.5% of FEMSA Cerveza's domestic sales volume as well as approximately 13.3% of FEMSA Comercio's revenues. A typical Oxxo store carries 2,515 different SKUs in 37 main product categories, a figure which represents a significant increase in the number of products historically distributed in Oxxo stores.

     In recent years, FEMSA Comercio has gained relevance as an effective distribution channel for our beverage products, as well as a rapidly growing point of contact with our end consumers. Based on the knowledge that location plays a major role in the long-term success of a retail operation such as a convenience store, as well as a role in our continually improving ability to accelerate and streamline the new-store development process, we have focused on a strategy of rapid, profitable growth. We continue to add selling space across Mexico, even as macroeconomic variables have weakened in some parts of the country, particularly along the Mexican northern border with the United States, in furtherance of our long-term view of our businesses. FEMSA Comercio opened 257, 297 and 437 net new Oxxo stores in 2000, 2001 and 2002, respectively, each year representing a new record. The accelerated expansion yielded total revenue growth of 18.7% to reach Ps. 12.740 billion in 2002, while same store sales increased 2.5% which was considerably above the retail industry average. FEMSA Comercio received approximately 508 million customers in 2002 compared to 419 million in 2001.

     Business Strategy

     A fundamental element of FEMSA Comercio's business strategy is to utilize its leading position in the convenience store market to grow in a cost-effective and profitable manner. As a market leader in convenience store retailing, based on internal company surveys, management believes that FEMSA Comercio has an in-depth understanding of its markets and significant expertise in operating a multiple store chain. FEMSA Comercio intends to continue increasing its store base while capitalizing on the market knowledge gained at existing stores.

     FEMSA Comercio has developed proprietary models to assist in identifying appropriate store locations, store formats and product categories. The model utilizes location-specific demographic data and FEMSA Comercio's experience in similar locations to fine tune the store format and product offerings to the target market. Market segmentation is becoming an important strategic tool, and it should increasingly allow FEMSA Comercio to improve the operating efficiency of each location and the overall profitability of the chain.

     FEMSA Comercio has made and will continue to make significant investments in technology to improve its ability to capture customer information from its existing stores and to improve its overall operating performance. Approximately 90% of the products carried through Oxxo stores are bar-coded, and 100% of the Oxxo stores are equipped with point of sale systems that are integrated into a company-wide computer network.

     FEMSA Comercio has adopted innovative promotional strategies in order to increase store traffic and sales. In particular, FEMSA Comercio prices high-frequency items (such as beverages, snacks and cigarettes) at competitive prices. FEMSA Comercio's ability to implement this strategy profitably is partly attributable to the size of the Oxxo chain, as FEMSA Comercio is able to work together with its suppliers to implement revenue-management strategies through differentiated promotions. Oxxo's national and local marketing and promotional strategies are an effective revenue driver and a means of reaching new segments of the population while strengthening the Oxxo brand. For example, the organization refined its expertise in executing cross promotions (discounts on multi-packs or sales of complementary products at a special price) and targeted promotions to attract new customer segments, such as housewives, by expanding the offerings in the grocery product category in certain stores.

     To implement such revenue management strategies, FEMSA Comercio created a division in charge of product category management, such as beverages, fast food and perishables, to enhance and better utilize its consumer information base and market intelligence capabilities. FEMSA Comercio is implementing an ERP system, which will allow FEMSA Comercio to redesign its key operating processes and enhance the usefulness of its market information going forward.

     Store Locations

     With 2,276 stores in Mexico as of December 31, 2002 (2,216 Oxxo stores and 60 Bara stores), FEMSA Comercio operates the largest convenience store chain in Latin America (measured by number of stores). Oxxo stores are concentrated in the northern part of Mexico, but also have a growing presence in central Mexico and the Gulf coast.

     FEMSA Comercio has aggressively expanded its number of stores over the past several years. The average investment required to open a new store varies, depending on such factors as location and format and whether the store is opened in an existing retail location or requires construction of a new store. FEMSA Comercio is generally able to use supplier credit to fund the initial inventory of new stores.


                                      Growth in Oxxo Stores

                                                         Year Ended December 31,
                                          2002        2001        2000        1999         1998
                                          ----        ----        ----        ----         ----
Total Oxxo Stores...................     2,216       1,779       1,482       1,225        1,027
Store Growth (%)....................      24.6%       20.0%       21.0%       19.3%        12.1%


     FEMSA Comercio expects to continue the growth trend established over the past several years by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets. Management believes that the southeast part of Mexico is particularly underserved by the convenience store industry.

     The identification of locations and pre-opening planning in order to optimize the results of new stores are important elements in FEMSA Comercio's growth plan. FEMSA Comercio continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores unable to maintain benchmark standards are generally closed. Between December 1998 and December 31, 2002, a period during which the total number of stores increased by 1,189 units, 1,278 new stores were opened and 89 stores were closed.

     Competition

     Oxxo competes in the convenience store segment of the retail market with 7-Eleven, Super Extra and Circle-K as well as other local brands of convenience stores. The format of these stores is similar to the format of the Oxxo stores. Based on an internal market survey conducted by FEMSA Comercio, management believes that, as of December 31, 2002, there were approximately 3,940 stores in Mexico that could be considered part of a convenience store chain or network. Oxxo is the leading chain in Mexico operating more than half of these stores. Furthermore, FEMSA Comercio operates in 24 states and has much broader geographical coverage than any of its competitors.

     Market and Store Characteristics

     Market Characteristics

     FEMSA Comercio is placing increased emphasis on market segmentation and differentiation of store formats to more appropriately serve the needs of customers on a location-by-location basis. The principal segments include residential neighborhoods, commercial and office locations, stores near schools and universities, along with other types of specialized locations.

     Approximately 71% of Oxxo's clientele is between the ages of 15 and 35. FEMSA Comercio also segments the market according to demographic criteria, including income level.

     Store Characteristics

     The average size of an Oxxo store is approximately 115 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 182 square meters and, when parking areas are included, the average store size increases to approximately 412 square meters.


                      FEMSA Comercio--Operating Indicators
                                                                        Year Ended December 31,
                    (percentage change against previous year)
                                                         2002          2001        2000           1999          1998
                                                         ----          ----        ----           ----          ----
Total Store Sales..............................          18.7%         19.8%        28.4%         19.2%         12.1%
Comparative Store Sales(1) ....................          (2.5)%         0.1%         6.9%          6.5%         11.4%
Same-Store Sales(2) ...........................           2.5%          4.5%        10.9%          8.1%         12.5%

Beer-related data:                                                       (percentage of total)

Beer sales as % of Oxxo stores sales...........         13.3%         13.6%         14.0%         14.7%         14.5%
Oxxo store sales as a % of
   FEMSA Cerveza's volume......................          4.5%          3.9%          3.7%          3.0%          2.7%

(1) Comparative-store sales growth is calculated by comparing average monthly sales per store of those sites with more than 18 months of operation.

(2) Same-store sales growth is calculated by comparing the sales of stores existing on December 31 of the base year with more than twelve months of operation and still in operation on December 31 of the following year. Going forward, FEMSA Comercio will reflect this calculation as its main same store benchmark.

     Beer, telephone cards, soft drinks and cigarettes represent the main product categories for Oxxo stores. FEMSA Comercio has an exclusivity agreement with FEMSA Cerveza. As a result of this agreement Oxxo stores only carry beer brands produced by FEMSA Cerveza. See "Item 10. Additional Information--Material Contracts--FEMSA Cerveza." Prior to 2001, Oxxo stores had informal agreements with Coca-Cola bottlers, including Coca-Cola FEMSA in the Valley of Mexico, to sell only their products. In 2001, a limited number of Oxxo stores commenced the sale of Pepsi Cola products in certain cities in northern Mexico, as part of a defensive competitive strategy.

     Approximately 90% of the Oxxo stores are operated by independent managers responsible for all aspects of store operations. The managers are commission agents and are not employees of FEMSA Comercio. Each store manager is the legal employer of the store's staff, which typically numbers six people. FEMSA Comercio continually invests in on-site operating personnel, with the objective of promoting loyalty, customer-service and low personnel turnover in the stores.

     Advertising and Promotion

     FEMSA Comercio's marketing efforts include both specific product promotions and image advertising campaigns. These strategies seek to increase store traffic and sales, and to reinforce the Oxxo name and market position.

     FEMSA Comercio manages its advertising on three levels depending on the nature and scope of the specific campaign: local or store-specific, regional and national. Store-specific and regional campaigns are closely monitored to ensure consistency with the overall corporate image of Oxxo stores and to avoid conflicts with national campaigns. FEMSA Comercio primarily uses point of purchase materials, flyers, handbills and print and radio media for promotional campaigns, although television is used occasionally for the introduction of new products and services. The Oxxo chain's image and brand name are presented consistently across all stores, irrespective of location.

     Inventory and Purchasing

     FEMSA Comercio has placed considerable emphasis on improving operating performance. As part of these efforts, FEMSA Comercio continues to invest in extensive information management systems to improve inventory management. Electronic data collection has enabled FEMSA Comercio to reduce average inventory levels. Inventory replenishment decisions are carried out on a store-by-store basis.

     Management believes that the Oxxo chain's scale of operations provides FEMSA Comercio with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. Given the fragmented nature of the retail industry in Mexico in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks, cigarettes and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, almost 75% of the products carried by the Oxxo chain are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by FEMSA Comercio's distribution system, which includes five regional warehouses located in Monterrey, Mexico City, Guadalajara, Mexicali and Leon. The distribution centers operate a fleet of 165 trucks that make deliveries to each store approximately every week.

     Seasonality

     Oxxo stores experience periods of high demand in December, as a result of the holidays, and in July and August as a result of increased consumption of beer and soft drinks during the hot summer months. The months of November and February are generally the weakest sales months for Oxxo stores. In general, colder weather during these months reduces store traffic and consumption of cold beverages.

     SIX and Matador Stores

     In addition to the Oxxo stores, FEMSA Comercio operates a chain of approximately 644 retail outlets under the trade names SIX and Matador owned by FEMSA Cerveza pursuant to a management arrangement. This arrangement establishes that a fixed charge per outlet will be negotiated on an annual basis, the amount of which is designed to compensate FEMSA Comercio for management services and out-of-pocket expenses. The SIX and Matador stores are primarily beverage and snack outlets, and therefore, their product categories are considerably narrower, and average store size is considerably smaller than those of the Oxxo stores. FEMSA Comercio has managed the SIX and Matador stores since 1994.

     Bara Discount Chain

     In 1999, FEMSA Comercio began testing a business model to operate a multi-site discount grocery store chain targeted to serve basic consumption needs of the lower socioeconomic segments of the Mexican population. FEMSA Comercio's management selected the city of Leon, Guanajuato to launch a test pilot operation of the Bara discount grocery store chain.

     The average selling space of a Bara store is 258 square meters, approximately 2 times larger than selling space of an Oxxo store. The investment per site, however, is very similar to an Oxxo store because it follows a simpler format. The Bara store is more heavily weighted to food and grocery items compared to an Oxxo store, and relies more heavily on internal distribution systems. Despite the important distinctions with the convenience store format, FEMSA Comercio's management believes that FEMSA Comercio has the knowledge and skills required to profitably operate and manage a multi-site chain and has developed the abilities to successfully participate in the discount grocery market in Mexico. During 2002, 18 new Bara stores were opened, and as of December 31, 2002, there were 60 Bara stores in operation.

                                 FEMSA Empaques

     Overview and Background

     FEMSA Empaques is a Mexican holding company whose operating subsidiaries produce and distribute a wide variety of packaging materials, primarily oriented to provide packaging solutions to the beverage industry. FEMSA Empaques' main subsidiaries produce the following products:

-    aluminum beverage cans and ends;

-    bottle caps and other closures;

-    glass beverage bottles;

-    labels and other flexible packaging materials; and

-    commercial refrigeration equipment.


             Overview of FEMSA Empaques' Principal Product Lines and Markets

                                                               Labels and
                       Beverage     Crown Caps     Glass       Flexible      Commercial
Markets                Cans         & Closures     Bottles     Packaging     Refrigerators
Beer..............       X             X             X             X              X
Soft Drinks.......       X             X             X             X              X
Other.............                                                 X              X

     FEMSA Empaques' operating subsidiaries have generally evolved from the internal supply departments of our beverage subsidiaries into packaging market leaders in their own right. Famosa, which is FEMSA Empaques' oldest subsidiary, was established in 1936 to supply crown caps to the Cuauhtemoc brewery. Between 1936 and the late 1970's, we added flexible packaging, plastic and chemical operations to our packaging capabilities. FEMSA Empaques' glass and paper operations were originally part of Grupo Cermoc and became part of our company pursuant to the 1988 Restructuring.

     We have determined that certain operations within FEMSA Empaques, namely glass, cans and crown caps and closures, are important for our core beverage operations. Furthermore, the structure of the industry for some of these products warrants our ownership of these businesses to balance the pricing and supply conditions in order to adequately support our beverage operations. We are therefore committed to keeping those operations as part of our business going forward. Certain other operations, such as labels and flexible packaging, coolers, plastics and chemical products, face more competitive conditions in their respective industries and are relatively less relevant to our core operations, and therefore, we have indicated our intention to divest those operations as opportunities present themselves. The price, terms and timing of these divestitures have not been established.

     Sales to affiliates remain a significant portion of FEMSA Empaques' business. In 2002, sales to affiliates represented 58.3% of FEMSA Empaques' total revenues of Ps. 6.599 billion. In certain product categories, however, FEMSA Empaques has also established itself as a world-class supplier to unaffiliated parties. For example, more than 70.6% of FEMSA Empaques' sales of crown caps and flexible packaging materials were sold to unaffiliated third parties in 2002. In addition, FEMSA Empaques believes that it has developed a significant presence in the export market. Approximately 11.1% of FEMSA Empaques' total revenues were generated through export sales in 2002. FEMSA Empaques operates 12 production facilities and 17 service centers throughout Mexico.

     Business Strategy

     FEMSA Empaques' strategic objective is to transform raw materials at the lowest cost possible into high quality packaging products for customers in the beer, soft drinks, food and packaged consumer products industries. FEMSA Empaques places particular emphasis on reducing costs through productivity gains and waste reduction, providing customers with technical service as a means of ensuring production quality and competitive differentiation, and investing in human and capital resources to facilitate cost reduction and competitiveness.

     FEMSA Empaques has also placed significant emphasis on customer service throughout its operating subsidiaries. FEMSA Empaques' management seeks to ensure customer satisfaction, as measured primarily by the number of customer returns, order turn-around time and response time to changing customer needs.

     Within the FEMSA business portfolio, FEMSA Empaques performs a relevant role as it supplies essential packaging materials, particularly for FEMSA Cerveza. Given its position as strategic supplier, FEMSA Empaques is focused on leveraging its existing capacity by providing packaging solutions to select third parties. Capital expenditures are for maintenance or replacement projects and are primarily funded internally.

     Customers and Products

     Originally, the primary function of FEMSA Empaques was to provide our beer and soft drink subsidiaries with high-quality packaging materials at competitive prices, which is reflected in FEMSA Empaques' product mix. However, FEMSA Empaques increased its penetration with unaffiliated third parties in recent years with the objective of improving capacity utilization and fixed cost absorption to continue to reduce the cost of packaging products for its beverage affiliates. Currently, FEMSA Empaques' main third-party customers include Cadbury, unaffiliated Coca-Cola bottlers, Casa Pedro Domecq, S.A. de C.V., Compania Nestle, S.A. de C.V., Labatt, Miller Brewing Co., Coors Brewing Company, Colgate-Palmolive, S.A. de C.V., and Galletera Mexicana, S.A. de C.V. The following table sets forth an allocation of FEMSA Empaques' revenues by product line and client category:

                           FEMSA Empaques--Revenue Allocation by Product and Client

                                                                  Year Ended December 31,
                                                    2002     2001        2000         1999           1998
                                                    ----     ----        ----         ----           ----
Product Categories
Containers
   Metal Products...........................        48.8%    48.6%       52.5%        50.2%          52.3%
     Beverage Cans..........................        32.7     32.4        36.6         35.8           39.4
     Crown Caps.............................        10.5     10.8        10.3          9.0            7.6
     Food Cans..............................         5.6      5.4         5.6          5.4            5.3
   Glass Products...........................        22.0     20.5        19.0         19.9           17.3
   Chemical Products........................         5.7      5.5         5.2          3.9            3.2
   Total Containers.........................        76.5%    74.6%       76.7%        74.0%          72.8%
Packaging
   Paper and Cardboard(1)...................         0.0%    0.0%        0.0%         7.5%            6.7%
   Labels and Flexible Packaging............         9.8     9.1         8.6          7.0             6.9
   Total Packaging..........................         9.8%    9.1%        8.6%         14.5%          13.6%
Commercial Products
   Refrigerators............................         9.3%    12.4%       10.7%        8.2%           10.4%
   Plastic Products.........................         4.4     3.9         4.0          3.3             3.2
   Total Commercial Products................        13.7     16.3        14.7         11.5           13.6
          Total Revenues....................       100.0%    100.0%      100.0%       100.0%        100.0%
Client Categories
Coca-Cola FEMSA.............................        17.4%    12.9%       14.6%         11.6%         17.0%
FEMSA Cerveza...............................        40.9     43.5        38.8          40.2          36.3
Third Parties...............................        41.7     43.6        46.6          48.2          46.7
     Domestic Third Parties.................        30.6     33.8        36.1          40.2          38.6
     Export Third Parties...................        11.1     9.8         10.5           8.0           8.1
          Total Revenues....................       100.0%    100.0%      100.0%       100.0%        100.0%


(1) We concluded the sale of our cardboard subsidiary (Corrugados Tehuacan, S.A. de C.V.) at the end of May 2000. Revenues from the paper and cardboard operations are included in this table for 1998 and 1999.

     Capital Investments

     Over the past five years, FEMSA Empaques has invested approximately Ps. 1.5 billion in capital improvement and expansion projects, most of which took place in 1998. These projects have included the expansion of can and can-lid capacity, the installation of a plastic closure facility and a new commercial refrigerator facility. We believe that these investments, coupled with ongoing efforts to reduce costs and streamline operating processes, are largely responsible for the significant productivity gains realized by FEMSA Empaques over the past decade. However, we maintain that current and future capital investments in FEMSA Empaques should be determined solely by the packaging requirements of our beverage subsidiaries.

     Beverage Cans and Can Ends

     Famosa began production of three-piece steel cans for the beverage industry in 1959 at its plant in Ensenada, Baja California. In 1969, the Toluca plant also began producing steel beverage cans, and in 1977, the Toluca plant was the first plant in Latin America to produce two-piece steel cans. Two-piece all-aluminum cans were first produced by Famosa at the Ensenada plant in 1982, and this technology was incorporated into the Toluca plant in 1991. Both the Ensenada and Toluca plants were retooled in 1991 to produce standard two-piece aluminum cans. Aluminum "stay-on tab" can ends were produced for the first time at Famosa's Monterrey plant in 1991.

     Famosa currently operates six production lines, four that produce aluminum beverage can bodies (in Ensenada and Toluca) and two that produce can ends (in Monterrey). We believe that Famosa's production facilities utilize world-class processes and state-of-the-art technology. Famosa has a technology exchange agreement with Ball Corporation ("Ball") for the licensing and cross-licensing of beer and soft drink can technology. Ball has recognized FEMSA Empaques' Monterrey and Ensenada can production facilities as the benchmark for Ball's licensees worldwide. See "Item 10. Additional Information--Material Contracts--FEMSA Empaques--Ball Licensing Agreement."

     Aggregate annual production capacity at the two plants in Ensenada and Toluca for beverage can bodies is approximately 3.2 billion cans, and capacity utilization was approximately 92.2% in 2002. Can ends are produced at Famosa's Monterrey facility, which has an annual capacity of 4.0 billion can ends and had an average utilization of 88.4% in 2002.

     The beverage can industry in Mexico primarily serves the beer, soft drink and juice industries. The beer industry accounted for approximately 53.6% of industry-wide sales of 6.1 billion cans in 2002. The soft drink and non-carbonated beverage industries accounted for an estimated 39.3% and 7.1% of 2002 industry volume sales, respectively.

     FEMSA Empaques' activities in the beverage can segment are oriented towards the beer, soft drink, and juice industries. We believe that FEMSA Empaques provides its beverage can customers with internationally competitive prices and a high level of technical service. Design quality and innovation are important competitive tools in the beverage can industry, and we believe that FEMSA Empaques maintains a leadership position in these competitive characteristics while remaining a low-cost producer.

                                      FEMSA Empaques--Beverage Can Volume

                                                                     Year Ended December 31,
                                                      ------------------------------------------------------
                                                      2002        2001         2000        1999        1998
                                                      ----        ----         ----        ----        ----
FEMSA Empaques sales volume (in Millions of
units)                                               3,000       2,808        3,001       3,216       3,020
Sales by client:
     FEMSA Cerveza..........................          45.7%        50.5%       44.9%       43.5%       40.7%
     Coca-Cola FEMSA........................          11.0%         6.7%       12.6%        9.7%       12.2%
     Third parties..........................          43.3%        42.8%       42.5%       46.8%       47.1%
          Domestic third parties............          28.9%        35.1%       33.7%       40.6%       37.1%
          Export third parties..............          14.4%         7.7%        8.8%        6.2%       10.0%
               Total........................         100.0%       100.0%      100.0%      100.0%      100.0%
                                                     ======       ======      ======      ======      ======

     FEMSA Empaques is the leading Mexican beverage can manufacturer based on sales volume. Other competitors in the Mexican beverage can industry are Corporativo de Envases, S.A. de C.V., which produces beverage can, crown and plastic caps and PET bottles; Crown Cork de Mexico, S.A. de C.V., which produces beverage cans; and Vitro American National Can, S.A. de C.V., which only produces beverage can bodies.

     Crown Caps and Closures

     Famosa currently manufactures crown caps and closures at its Monterrey plant. Famosa's production of container closures dates back to 1920, when, as a division of Cuauhtemoc, Famosa began producing ceramic bottle tops. In 1936, Famosa was formally incorporated as a separate entity. Between 1926 and 1942, Famosa began to engage in other activities in addition to the manufacture of crown caps, including malt processing and production of cardboard. Over time, certain of these activities became independent of Famosa. Malt processing, for example, is now carried out by subsidiaries of FEMSA Cerveza, and the cardboard operations were sold in May 2000.

     In 1973, liquid Polyvinyl Chloride, or PVC, replaced the cork liner that traditionally had been used in bottle caps as a sealing agent. Famosa was the pioneer in introducing this process in Mexico. Famosa began a modernization program in 1990 that included the installation of new production lines and improvements in the printing and sealing lines. Currently, Famosa's crown cap plant is one of the largest and most modern facilities of its kind in the world. Current annual production capacity at the Monterrey facility is approximately 16 billion crown caps. Famosa operates 10 crown cap production lines in Monterrey. Capacity utilization in 2002 was approximately 89.6%.

     The principal clients for crown caps and closures are the domestic and international beverage industries. Famosa has been a leading Mexican supplier of crown caps throughout its history. FEMSA Empaques' management attributes FEMSA Empaques' leadership position in the industry to its product quality, customer-service orientation and product development expertise.

                                    FEMSA Empaques--Crown Caps and Closures
                                                                     Year Ended December 31,
                                                       2002         2001        2000         1999        1998
                                                       ----         ----        ----         ----        ----
FEMSA Empaques sales volume
(in Millions of units)... ......................       14,287       14,028      13,404       12,765      11,048
Sales by client:
     FEMSA Cerveza..............................        27.4%       27.9%       29.0%        30.9%       33.5%
     Coca-Cola FEMSA............................         5.6%        5.4%        5.9%         6.0%        8.5%
     Third parties..............................        67.0%       66.7%       65.1%        63.1%       58.0%
         Domestic third parties.................        11.9%       15.7%       18.9%        20.8%       27.1%
         Export third parties...................        55.1%       51.0%       46.2%        42.3%       30.9%
               Total............................       100.0%      100.0%      100.0%       100.0%      100.0%
                                                       ======      ======      ======       ======      ======

     The crown cap industry in Mexico primarily serves the soft drink and beer industries. In 2002, the soft drink industry utilized approximately 38% of the total industry volume of 19.5 billion crown caps while the beer industry utilized the remaining 62%.

     Demand for crown caps in Mexico has decreased in recent years due to shifts in packaging options in both the beer and soft drink industries. As a result of the poor economic climate in Mexico in the mid-1990's, the beer industry experienced a shift in demand towards larger packaging presentations, and therefore, the number of crown caps required by the industry declined. Demand by the soft drink industry has also contracted, primarily as a result of the increasing use of PET bottles, which use plastic caps as closures. In response to this trend, in 1998 FEMSA Empaques added a plastic cap production unit to its existing facilities. The current installed capacity of this unit is 1.1 billion caps per year.

     FEMSA Empaques has been able to minimize the impact of reduced demand by its beverage affiliates through sales to an increasing number of domestic third party clients and through exports. Export demand accounted for 55.1% of FEMSA Empaques' crown cap production in 2002.

     Domestic third-party customers include Cadbury and unaffiliated Coca-Cola bottlers. FEMSA Empaques' principal export customers for crown caps include Labatt, Miller Brewing Co., Latrobe Brewing Company LLC and Coors Brewing Co. For the eighth consecutive year, in 2002, Miller's "Partners in Excellence Program" recognized Famosa as Miller's best crown cap supplier.

     FEMSA Empaques' principal domestic competitor in crown caps and closures is Corporativo de Envases, S.A. de C.V., whose main clients are Coca-Cola and Pepsi Cola bottlers.

Glass Bottles

     FEMSA Empaques' production of glass bottles began in 1948 as a department of Moctezuma. In 1976, these operations were expanded to include a silica sand plant in Acayucan, Veracruz. In 1979, the bottling department acquired "press-blow" technology through Hermann Heye, Kommanditgesellschaft ("Heye Glass") of Germany to produce narrow-neck beer bottles. As part of the 1988 Restructuring, Moctezuma's glass operations became part of FEMSA Empaques and were incorporated under the name Silices de Veracruz, S.A. de C.V. ("Sivesa").

     FEMSA Empaques' glass bottle production facilities are located in Orizaba, Veracruz. Sivesa's plant includes three glass furnaces with an aggregate glass production capacity of 264,855 tons per year (the equivalent of 1,182 million bottles). Sivesa completed the construction of the third glass furnace at the end of 1996, which increased production capacity by approximately 360 million bottles per year. As of December 31, 2002, Sivesa's capacity utilization was approximately 89.8%.

     In 1993, Sivesa opened a bottle decorating plant in Nogales, Veracruz and began supplying decorated glass bottles to Coca-Cola FEMSA and FEMSA Cerveza. The Nogales plant has an aggregate bottle decoration capacity of 480 million bottles per year. In addition, FEMSA Empaques owns Silice del Istmo, S.A. de C.V. ("Sisa") which operates a silica sand mine with an annual capacity of 360,000 tons per year.

     Given the historical capacity constraints at Sivesa, coupled with the demand by FEMSA Cerveza and Coca-Cola FEMSA for bottles, all of Sivesa's output in the past was sold to FEMSA Cerveza and Coca-Cola FEMSA. In June 1998, Sivesa began selling glass bottles to domestic third party clients for the first time to compensate for the reduction in the purchase of glass bottles by Coca-Cola FEMSA as a result of the rapid change in the presentation mix to non-returnable PET presentations in Coca-Cola FEMSA's Mexican operations.

     The sales to third-party clients did not compensate for the reduction in demand from Coca-Cola FEMSA. Therefore, FEMSA Empaques' glass bottle sales volume decreased in 1999 and 2000. In 2001 and 2002, this trend reverted as Coca-Cola FEMSA picked up its demand for glass bottles with the introduction of a new 8 oz. Coca-Cola non-returnable presentation.

     Sivesa's production technology is "press-blow," which allows Sivesa to produce high-strength, low-weight bottles. FEMSA Empaques' management believes that these bottle characteristics benefit FEMSA Cerveza and Coca-Cola FEMSA because the bottles produced by Sivesa require less energy and fewer raw materials in the production process. Furthermore, the lightweight characteristic of the bottles reduces transportation expense. As a result, Sivesa is able to supply its affiliates with a high-quality product at competitive prices.


                                         FEMSA Empaques--Glass Bottles

                                                                  Year Ended December 31,
                                                2002          2001            2000           1999          1998
                                                ----          ----            ----           ----          ----
FEMSA Empaques sales volume (in
Millions of Bottles)...................        1,053           972            790            856           990
Sales breakdown by client:
     FEMSA Cerveza.....................         68.2%         59.8%           69.6%          73.4%         50.7%
     Coca-Cola FEMSA...................         21.0%          8.6%            3.5%           2.2%         36.1%
     Third parties.....................         10.8%         31.6%           26.9%          24.4%         13.2%
          Domestic third parties.......          9.8%         26.6%           21.2%          21.5%         11.1%
          Export third parties.........          1.0%          5.0%            5.7%           2.9%          2.1%
                                             --------      --------        --------      ---------     ---------
                 Total.................        100.0%        100.0%          100.0%         100.0%        100.0%
                                             ========      ========        ========      =========     =========

     The soft drink and beer industries accounted for approximately 16% and 62%, respectively, of total Mexican demand for glass containers in 2002. In 2002, Sivesa sold 68.2% of its output to FEMSA Cerveza and 21.0% to Coca-Cola FEMSA. This represented approximately 100% of FEMSA Cerveza's bottle requirements and approximately 99% of Coca-Cola FEMSA's bottle requirements.

     FEMSA Empaques' principal domestic competitor in the glass bottle industry is Vitro. Vitro has historically been the dominant player in the Mexican glass industry. In addition, Nueva Fanal, S.A. de C.V., an affiliate of Grupo Modelo, sells most of its glass bottle production to Grupo Modelo. Management believes that FEMSA Empaques is currently a technological leader and a low-cost producer of beverage bottles in Mexico. Management attributes this position to the fact that FEMSA Empaques was the first Mexican glass producer to employ the more efficient "press-blow" technology in addition to the traditional "blow-blow" process.

Other

     Labels and Flexible Packaging

     FEMSA Empaques' subsidiary, Grafo Regia, began operations in 1954 as the label manufacturing division of Cuauhtemoc. Grafo Regia's principal product lines are beer labels, flexible packaging for soaps, cereal box liners, soft drink labels, packaging for powdered drinks and packaging for the confectionery industry. Grafo Regia's facilities are located in Monterrey and have an annual production capacity of 13,500 tons of flexible packaging. In 2002, Grafo Regia operated at approximately 96% of capacity.

                  FEMSA Empaques--Labels and Flexible Packaging
                        Sales Volumes and Marketing Data
                                                                    Year Ended December 31,
                                                  2002          2001           2000      1999          1998
                                                  ----          ----           ----      ----          ----
Labels (In Millions)
FEMSA Empaques sales volume.................      4,688         4,871         4,786       4,365         3,608
Sales breakdown by client:
     FEMSA Cerveza..........................       58.7%        59.4%         69.1%       63.0%          74.6%
     Coca-Cola FEMSA........................       25.1%        22.2%         23.2%       19.0%          10.4%
     Third parties..........................       16.2%        18.4%          7.7%       18.0%          15.0%
                                                --------   -----------     ---------     -------       --------
           Total............................      100.0%        100.0%        100.0%      100.0%         100.0%
                                                ========   ===========     =========     =======       ========

Flexible Packaging (tons)
FEMSA Empaques sales volume.................     10,875         8,414         6,847        6,765         7,363
Sales breakdown by client:
     FEMSA Cerveza and Coca-Cola FEMSA......
                                                   14.4%           7.1%          7.9%         7.2%          8.5%
     Domestic third parties.................       82.3%          89.5%         88.2%        80.5%         80.9%
     Export third parties...................        3.3%           3.4%          3.9%        12.3%         10.6%
                                               ---------    -----------     ---------     --------      --------
           Total............................      100.0%         100.0%        100.0%       100.0%        100.0%
                                                 =======    ===========     =========     ========      ========

     In 2002, Grafo Regia's sold 58.7% of its label production to FEMSA Cerveza and 25.1% to Coca-Cola FEMSA. Third-party customers, who are primarily unaffiliated soft drink bottlers, accounted for the remaining 16.2% of production in 2002. Principal flexible packaging third-party clients include Colgate-Palmolive, S.A. de C.V., Warner Lambert de Mexico, S.A. de C.V., Galletera Mexicana, S.A. de C.V. and Fabrica de Jabon La Corona, S.A. de C.V.

     Grafo Regia is a leading label producer in Mexico. Novacel, S.A. de C.V. ("Novacel") is the second largest market participant. Novacel has strong ties to Grupo Industrial Bimbo, S.A. de C.V. and Celanese Mexicana, S.A. de C.V. The flexible packaging industry is highly fragmented. The market leader is Policel, S.A. de C.V., which has strong ties to Sabritas, S.A. de C.V., a Pepsi Cola affiliate. Another relevant competitor is Aluprint, S.A. de C.V.

     Commercial Refrigerators

     Vendo de Mexico, S.A. de C.V. ("Vendo") began operations in Mexico City in 1941 and was acquired by Moctezuma in 1979. Since 1982, Vendo has both produced refrigeration equipment and provided its customers with full repair service and preventive maintenance programs.

     Vendo produces vertical and horizontal commercial refrigerators and ice chambers for the soft drink, beer and food industries. Management believes that Vendo is the Mexican market leader in beverage refrigeration and is a technological leader with respect to design, operating efficiency and after-sales service.

     In 2002, Vendo sold approximately 93,549 refrigeration units, 79.1% of which were sold to affiliates. Management believes that Vendo's growth reflects the marketing strategies of FEMSA Cerveza and Coca-Cola FEMSA, both of which have emphasized the use of refrigeration as a competitive tool in the marketplace because consumers are more likely to make impulse purchases of chilled beverages.

     Given FEMSA Cerveza's objective of ensuring wide availability of its products cooled at below zero degrees Celsius, Vendo began manufacturing a specialized beer cooler designed to maintain the product between zero degrees and minus three degrees Celsius at all times. Recent models of these specialized coolers have improved energy saving capacity and continue to enhance the appearance of the point of sale as they are covered with brand merchandising material and innovative designs. FEMSA Cerveza's management believes that these specialized coolers are an important marketing and merchandising tool that will contribute to better sale of these products. See "--FEMSA Cerveza--Business Strategy."

     Plant Locations

     The following map shows the locations of FEMSA Empaques' principal production facilities:


(Embedded Picture)

     Raw Materials

     The principal raw materials used by FEMSA Empaques include aluminum, steel, paper, aluminum foil, silica sand, soda ash and polyethylene. FEMSA Empaques is vertically integrated in silica sand mining, and FEMSA Empaques' silica sand mine has been able to easily satisfy all of FEMSA Empaques' silica sand requirements. With the exception of aluminum, all of these products are available from a variety of domestic and international sources. FEMSA Empaques purchases aluminum and steel directly from qualified suppliers on a contractual basis. These contracts generally have terms of six months or one year and specify prices free-on-board at FEMSA Empaques' plants. Companies such as Alcoa, Nittetsu-Shoji, Reynolds Aluminum, and Kaiser Aluminum have been selected as qualified suppliers.

     With respect to other raw materials, FEMSA Empaques' policy is to seek at least three bids for each purchase and to identify reliable low cost, high quality suppliers. FEMSA Empaques purchases polyethylene from Dioplas, S.A., Resirene, S.A. and Petroleos Mexicanos ("PEMEX").

     Seasonality

     Demand for FEMSA Empaques' products is closely correlated to demand in the beverage industry. However, as a supplier to the beverage industry, FEMSA Empaques' peak demand periods generally precede the peak beverage seasons.

                                Logistica

     Logistica began operations on April 1, 1998. Logistica's principal objective is to provide integrated logistics support for its clients' supply chain, beginning with the supply of raw materials to production centers and ending with the distribution of finished products, including the management of carriers and other supply chain services. At the end of 1999, management restructured the operations of Logistica, resulting in the division of assets of Logistica into two subholding companies: Logistica CCM and FEMSA Logistica. Logistica CCM provided logistics services solely to FEMSA Cerveza and was jointly owned by us (70%) and by Labatt (30%). FEMSA Logistica serves Coca-Cola FEMSA, FEMSA Empaques and third-party clients that either supply or participate directly in the Mexican beverage industry or in other industries. As of January 1, 2003, Logistica CCM was merged into FEMSA Cerveza. However, during 2002, and for the purposes of this Annual Report, we refer to Logistica CCM and FEMSA Logistica jointly as "Logistica."

     Logistica recorded total revenues of Ps. 1.458 billion and operating income of Ps. 118.8 million (excluding operating expenses in connection with e-commerce projects of Ps. 29 million) for the year ended December 31, 2002. Logistica derived 83% of its revenues in 2002 from services to FEMSA Cerveza, Coca-Cola FEMSA and FEMSA Empaques. The remaining 17% was derived from FEMSA Logistica's main third party clients, such as IEQSA, Bonafont, S.A. de C.V., Alpla Mexico, S.A. de C.V. and Manufacturas Cifunsa, S.A. de C.V.

     As of December 31, 2002, Logistica had a total workforce of 1,803 employees, of which 57% were qualified drivers, 17% were mechanics and the remaining 26% were commercial, technical and administrative staff. The truck fleet under management, both owned and leased, as of December 31, 2002 was composed of 667 tractors, 1,910 trailers, and 704 dollies. To cover the national territory on a continuous basis, the logistics team utilizes nine main service centers and seven relay stations and manages five warehouses strategically located across Mexico.

                               Perfil Corporativo

     Perfil Corporativo, S.A. de C.V. ("Perfil Corporativo"), is a wholly-owned subsidiary of Emprex whose principal assets are the Mundet brands of soft drinks and certain concentrate production equipment including two apple juice plants located in the states of Chihuahua and Durango. The Mundet brands enjoy broad recognition in Central Mexico with more than 100 years of history in this territory and are viewed by consumers in the Mexican market as having beneficial health attributes due to their juice-based formula and product pasteurization. On November 2, 2001, Coca-Cola FEMSA entered into two franchise bottling agreements under which Coca-Cola FEMSA became the sole franchisee for the production, bottling, distribution and sale of Mundet brands in the Valley of Mexico and most of its Southeast Mexico Territory. Each franchise agreement has a term of ten years and will expire on November 2, 2011. The bottling provisions are automatically renewable for ten-year terms, subject to non-renewal by either party with notice to the other party. Other terms and conditions of the franchise agreements are similar to the current arrangements that Coca-Cola FEMSA has entered into with The Coca-Cola Company for the bottling and distribution of Coca-Cola trademark soft drink beverages. In addition, Perfil Corporativo has honored pre-existing franchise agreements with other bottlers for the bottling and distribution of Mundet products.

     We are currently focused on strengthening the brand equity of the Mundet brands. Sales volume for Mundet products in 2002 was approximately 21 million unit cases.

                                 FEMSA Servicios

     FEMSA Servicios is a direct subsidiary of Emprex and employs all of our corporate staff, including the personnel managing the areas of finance, corporate accounting, taxation, legal, planning, human resources and internal audit. FEMSA Servicios directs, controls, supervises and reviews the operations of our subholding companies. In conjunction with these activities, FEMSA Servicios' executive personnel are largely responsible for our subholding companies' relationships with regulatory and governmental agencies. In addition, FEMSA Servicios is an active participant in our subholding companies' community relations programs, including public and investor relations. Furthermore, FEMSA Servicios is principally responsible for our relationships with strategic partners for FEMSA Cerveza and Coca-Cola FEMSA.

     FEMSA Cerveza, FEMSA Empaques and FEMSA Comercio pay Emprex management fees for the services provided to them by FEMSA Servicios. In addition, FEMSA Cerveza and Coca-Cola FEMSA have each entered into a services agreement with FEMSA Servicios pursuant to which they pay for specific services.

                  Description of Property, Plant and Equipment

     As of December 31, 2002, we owned all of our manufacturing facilities and substantially all of our warehouses and distribution centers. Our properties primarily consisted of production and distribution facilities for our beer, soft drink and packaging operations, and office space, all of which were located in Mexico and Argentina. In addition, FEMSA Comercio owns approximately 10% of the Oxxo store locations, while the other stores are located in properties that are rented under long-term lease arrangements with unaffiliated third parties.

     The table below sets forth the location, principal use and production area of our production facilities, and the subholding company that owns such facilities:

                         Production Facilities of FEMSA
                              On December 31, 2002


Subholding Company          Location                                    Principal Use                     Production Area
                                                                                                       (thousand sq. meters)
FEMSA Cerveza
                            Monterrey, Nuevo Leon.....................  Brewery                                 209
                            Tecate, Baja California Norte.............  Brewery                                  90
                            Navojoa, Sonora...........................  Brewery                                 463
                            Toluca, Estado de Mexico..................  Brewery                                 374
                            Guadalajara, Jalisco......................  Brewery                                  97
                            Orizaba, Veracruz.........................  Brewery                                 246
Coca-Cola FEMSA
                            Mexico, Distrito Federal.................   Soft Drink Bottling Plant                 4
                            Toluca, Estado de Mexico..................  Soft Drink Bottling Plant                13
                            Los Reyes la Paz, Estado de Mexico........  Soft Drink Bottling Plant                 5
                            Cuautitlan, Estado de Mexico..............  Soft Drink Bottling Plant                 9
                            San Cristobal de las Casas, Chiapas.......  Soft Drink Bottling Plant                 3
                            Oaxaca, Oaxaca............................  Soft Drink Bottling Plant                 3
                            Ixtacomitan, Tabasco......................  Soft Drink Bottling Plant                12
                            Juchitan, Oaxaca..........................  Soft Drink Bottling Plant                 2
                            Buenos Aires, Argentina...................  Soft Drink Bottling Plant                17
FEMSA Empaques
                            Monterrey, Nuevo Leon.....................  Crown Caps and Can Lids                  51
                            Ensenada, Baja California Norte...........  Beverage and Food Cans                   33
                            Toluca, Estado de Mexico..................  Beverage Cans                            22
                            Mazatlan, Sinaloa.........................  Food Cans                                 9
                            Orizaba, Veracruz.........................  Glass Bottles                            23
                            Nogales, Veracruz.........................  Bottle Decoration                        26
                            Acayucan, Veracruz........................  Silica Sand Mine                          7
                            Monterrey, Nuevo Leon.....................  Lubricants, Detergents                    5
                            Orizaba, Veracruz.........................  Lubricants, Detergents                    3
                            Monterrey, Nuevo Leon.....................  Labels and Flexible Packaging            23
                            San Juan del Rio, Queretaro...............  Plastic Furniture and Cases              31
                            San Juan del Rio, Queretaro...............  Refrigeration Equipment                  25


     The table below sets forth the book value as of December 31, 2002 of the plant, property and equipment for each of our segments, FEMSA and other plant, property and equipment owned by us.

                     Property, Plant and Equipment of FEMSA
                              On December 31, 2002
                 In Millions of U.S. Dollars ($) and Pesos (Ps.)

                                                                               % Subholding
                                                                                  Company          % Total
FEMSA Cerveza
     Production Facilities......................        $ 1,111.9     Ps.11,629.7       72.7%
     Distribution Facilities....................            368.5         3,854.0       24.1
     Other......................................             48.7           509.2        3.2
                                                             ----           -----        ---
   Subtotal FEMSA Cerveza.......................          1,529.1        15,992.9      100.0%        53.8%
                                                          -------        --------      -----         ----

Coca-Cola FEMSA
     Valley of Mexico Territory.................            409.9         4,286.7       61.5
     Southeast Mexico Territory.................            172.4         1,803.5       25.9
     Buenos Aires Territory.....................             74.6           780.3       11.2
     Other......................................              9.4            98.6        1.4
                                                              ---            ----        ---
   Subtotal Coca-Cola FEMSA.....................            666.3         6,969.1      100.0%        23.4%
                                                            -----         -------      -----         ----

FEMSA Comercio..................................            165.2         1,728.3      100.0%         5.8%

FEMSA Empaques
     Famosa.....................................            188.2         1,968.9       51.6
     Grafo Regia................................             30.7           320.6        8.4
     Sivesa and Sisa............................            110.8         1,158.8       30.4
     PTM........................................             19.4           203.0        5.3
     Quimiproductos.............................              2.7            28.0        0.7
     Vendo......................................             12.8           134.2        3.5
                                                             ----           -----        ---
   Subtotal FEMSA Empaques......................            364.6         3,813.5      100.0%        12.8%
                                                            -----         -------      -----         ----

Logistica.......................................             43.1           451.1         --          1.5%

FEMSA and Other.................................             76.4           798.6        2.7%
                                                             ----           -----        ---
   Total FEMSA..................................        $ 2,844.7     Ps.29,753.5                   100.0%
                                                        =========       =========                   =====

                      Capital Expenditures and Divestitures

     Our consolidated capital expenditures for the years ended December 31, 2002, 2001 and 2000 were Ps. 5.540 billion, Ps. 5.314 billion and Ps. 4.571 billion, respectively and were for the most part financed from cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

                              Capital Expenditures

                                                                            Year Ended December 31,
                                                           --------------------------------------------------------
In Millions of Pesos                                           2002                  2001                  2000
                                                           ------------         -------------         -------------
FEMSA Cerveza
     Production..........................                    Ps. 705                Ps. 894             Ps. 757
     Distribution........................                         383                   505                 429
     Market Investment...................                       2,039                 2,122               1,814
     Others..............................                          39                    12                  24
                                                           ------------         -------------         -------------
          Subtotal.......................                       3,166                  3,533              3,024
                                                           ------------         -------------         -------------
Coca-Cola FEMSA
   Mexican Territories
     Production and Distribution............................      543                    514                504
     Bottles................................................      252                    170                214
     Deferred charges and other investments.................      483                    246                161
   Buenos Aires Territory
     Production and Distribution............................       46                     44                 36
     Bottles................................................       26                      3                 10
     Deferred charges and other investments.................      (9)                   (21)                 --
                                                           ------------         -------------         -------------
          Subtotal..........................................    1,341                    956                925
                                                           ------------         -------------         -------------
FEMSA Comercio..............................................      824                    615                542
FEMSA Empaques
     Metal Products.........................................       68                     17                 18
     Glass Bottles..........................................      120                     27                 65
     Plastic................................................       37                     10                 33
     Flexible...............................................       14                     37                 19
     Others.................................................        6                     --                 26
                                                           ------------         -------------         -------------
          Subtotal..........................................      245                     91                161
                                                           ------------         -------------         -------------
Logistica...................................................       12                    117               (88)
FEMSA and others............................................      (48)                     2                  7
                                                           ------------         -------------         -------------
          Total................................             Ps. 5,540              Ps. 5,314          Ps. 4,571
                                                            =========              =========          =========


     FEMSA Cerveza

     Production

     During 2002, FEMSA Cerveza invested approximately Ps. 705 million in its production facilities, of which Ps. 470 million was spent on equipment substitution and upgrades and approximately Ps. 235 million on expansion projects in existing production facilities. The principal capacity expansion projects occurred in the Monterrey, Orizaba and Tecate breweries. FEMSA Cerveza's monthly installed capacity as of December 31, 2002 was 2.7 million hectoliters equivalent to an annualized installed capacity of 32.2 million hectoliters.

     Distribution

     In 2002, FEMSA Cerveza invested Ps. 383 million in its distribution network. Approximately Ps. 118 million of this amount was invested in the replacement of the distribution fleet, Ps. 105 million in land and buildings and improvements to leased properties dedicated to various distribution functions, Ps. 21 million in information systems and office equipment for the distribution units, and the remaining Ps. 139 million in other distribution-related investments.

     Market-related Investments

     During 2002, FEMSA Cerveza invested approximately Ps. 2.0 billion in market-related activities and brand support in the domestic market. A significant amount of these investments were directed to tied-account agreements with retailers and commercial support to owned and third-party distributors. Investments in retail agreements with tied customers that exceed a one-year term are capitalized and amortized over the life of the agreement. In general, FEMSA Cerveza's retail agreements are for a period of three to four years. Other market-related investments include the purchase of refrigeration equipment, coolers, plastic furniture and other promotional items. These items are placed with retailers as a means of facilitating the retailers' ability to service consumers and to promote the image and profile of FEMSA Cerveza's brands.

     Coca-Cola FEMSA

     During 2002, capital expenditures by Coca-Cola FEMSA in Mexico and Argentina totaled approximately Ps. 1,341 million. Capital expenditures in the Mexican Territories amounted to Ps. 1,278 million and included the launching of the second phase of a project to increase the installed capacity of its Toluca plant, improving the efficiency of its distribution infrastructure by placing refrigeration equipment and by further improving information technology. Capital expenditures for the Buenos Aires Territories totaled Ps. 63 million, which was utilized primarily for equipment replacement and upgrades in information technology.

     FEMSA Comercio

     FEMSA Comercio's principal investment activity is the construction and opening of new stores. During 2002, FEMSA Comercio opened 457 new Oxxo stores. The amount invested in 2002 dedicated to the opening of new stores and improvements to leased properties was Ps. 753 million. In addition, FEMSA Comercio invested Ps. 23 million in the opening of new Bara discount stores and Ps. 48 million in ERP system software.

     FEMSA Empaques

     In 2002, FEMSA Empaques invested a total of Ps. 245 million. Net investments in the metal products production facilities, which include aluminum cans and crown caps, amounted to Ps. 68 million, primarily for plant improvement, equipment substitution and the purchase of real estate property. In addition, FEMSA Empaques invested Ps. 120 million in the overhaul of one of its main glass furnaces.

     Logistica

     In 2002, Logistica divested Ps. 16 million worth of transportation equipment and invested Ps. 8 million in land and equipment and Ps. 20 million in information technology, for a net capital expenditure of Ps. 12 million.

                               Regulatory Matters

     Competition Legislation

     Mexico. The Ley Federal de Competencia Economica (the Federal Economic Competition Law, or the "Mexican Competition Law") became effective on June 22, 1993. The Mexican Competition Law and the Reglamento de la Ley Federal de Competencia Economica (the "Regulations of the Mexican Competition Law"), effective as of March 9, 1998, regulate monopolies and monopolistic practices and require Mexican government approval of certain mergers and acquisitions. The Mexican Competition Law subjects the activities of certain Mexican companies, including us, to closer regulatory scrutiny. In addition, the regulations of the Mexican Competition Law prohibit members of any trade association from reaching any agreement relating to the price of their products.

     Argentina. The Ley de Defensa de la Competencia (the "Argentine Competition Law") became effective on December 8, 1980. The purpose of the Argentine Competition Law is to guarantee the free development of the Argentine markets and to penalize conduct that obstructs competition. The Argentine Competition Law regulates the activities of Argentine companies including Coca-Cola FEMSA Buenos Aires and Repare.

     Management believes that we are currently in compliance in all material respects with Mexican and Argentine competition legislation. There is an ongoing procedure before the Mexican Antitrust Commission with respect to exclusivity arrangements with retailers of Coca-Cola soft drinks. We believe that the outcome of the procedure will not have a material adverse effect on our financial condition. See "Item 8. Financial Information--Legal
Proceedings--Antitrust Proceedings."

     Price Controls of Soft Drinks

     Mexico. Prior to 1992, prices of carbonated soft drinks were regulated by the Mexican government. From 1992 to 1995, the industry was subject to voluntary price restraints. However, in response to the devaluation of the Peso relative to the U.S. Dollar in 1994 and 1995, the Mexican government adopted an economic recovery plan to control inflationary pressures in 1995. As part of this plan, the Mexican government encouraged the Asociacion Nacional de Productores de Refrescos y Aguas Carbonatadas, A.C. (the "National Association of Bottlers") to engage in voluntary consultations with the Mexican government with respect to price increases for returnable presentations, limiting our ability to pass on increases in the prices of raw materials. Such voluntary consultations were terminated in 1996. There have been no price controls in effect after 1996.

     Argentina. In December 1989, price controls on soft drinks in Argentina were abolished. The Argentine government may, however, reinstate formal price controls at its discretion at any time.

     We cannot ensure you that either the Mexican government or the Argentine government will not reinstate price control on soft drinks in the future.

     Environmental Matters

     Mexico. Our Mexican operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The principal federal environmental laws are the Ley General de Equilibrio Ecologico y Proteccion al Ambiente (the General Law of Ecological Equilibrium and Protection of the Environment or the "Mexican Environmental Law"), which is enforced by the Secretaria de Medio Ambiente, Recursos Naturales y Pesca (the Ministry of the Environment, Natural Resources and Fisheries, or "SEMARNAP") and the Ley Federal de Derechos (the "Mexican Federal Law of Governmental Fees"). The Mexican Federal Law of Governmental Fees requires that Mexican manufacturing plants pay a fee for the discharge of residual waste water to drainage. Under the Mexican Environmental Law, rules have been promulgated concerning hazardous substances and water, air and noise pollution. SEMARNAP can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. In particular, Mexican environmental laws and regulations require that Mexican companies file periodic reports with respect to air and water emissions and hazardous wastes and set forth standards for waste water discharge that apply to their operations. In order to comply with these standards, we have installed and plan to continue installing water treatment systems for the drainage of liquids in our facilities. We are also subject to certain minimal restrictions on the operation of delivery trucks in Mexico City. We have undertaken programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program to install catalytic converters and liquid petroleum gas in delivery trucks for our facilities in Mexico City.

     The level of environmental regulation and enforcement in Mexico has increased in recent years. We expect this trend to continue and to be accelerated by international agreements between Mexico and the United States. To the extent that new environmental regulations are promulgated in Mexico, we may be required to incur additional remedial capital expenditures to comply with the concessions regulations. Management is not aware of any pending regulatory changes that would require additional remedial capital expenditures in a significant amount.

     Argentina. Our Argentine operations are subject to Argentine federal and provincial laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste water discharge, which are enforced by the Secretaria de Recursos Naturales y Ambiente Humano (the Ministry of Natural Resources and Human Environment) and the Secretaria de Politica Ambiental (the Ministry of Environmental Policy). Coca-Cola FEMSA Buenos Aires' Alcorta plant meets waste water discharge standards and is in compliance with these standards.

     Management believes that we are currently in compliance in all material respects with Mexican and Argentine federal and state environmental laws and regulations.

     Water Supply Law

     Mexico. FEMSA Cerveza and Coca-Cola FEMSA purchase water directly from municipal water companies and pump water from their own wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the Ley de Aguas Nacionales de 1992 (including regulations issued thereunder, the "Mexican 1992 Water Law"), which created the Comision Nacional de Aguas (the "National Water Commission"), charged with overseeing the national system of water use. Under the Mexican 1992 Water Law, the National Water Commission may grant concessions for the use of a specific volume of ground or surface waters. In practice, the National Water Commission generally grants concessions for terms of five, ten and fifteen years depending on the supply of groundwater in each region. Concessionaires may request concession terms to be extended upon termination. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water that is not used by the concessionaire for three consecutive years. Our management believes that we are in compliance with the terms of our existing concessions and that such concessions satisfy our current water requirements in Mexico. We cannot assure you, however, that groundwater will be available in sufficient quantities to meet future production needs.

     Argentina. Coca-Cola FEMSA Buenos Aires does not currently require a permit to obtain water in Argentina. Because Coca-Cola FEMSA Buenos Aires' Alcorta plant does not use water from underground sources, no permit for water use is necessary. Instead, Coca-Cola FEMSA Buenos Aires obtains water for the Alcorta plant from Aguas Argentinas, a privately-owned concessionaire of the Argentine government. We can give no assurances, however, that water will be available in sufficient quantities to meet the future production needs of Coca-Cola FEMSA Buenos Aires.

     Health Regulation

     Mexico. Our Mexican subsidiaries are required to obtain licenses from the Ministry of Health for their plants and distribution centers and to register the products they sell with the Ministry of Health. Our management believes that our Mexican subsidiaries are currently in compliance in all material respects with such requirements.

     Argentina. While most laws applicable to our Argentine bottling subsidiaries are enforced at the federal level, sanitation regulations are primarily enforced at the provincial and municipal level. There are no licenses or permits required for the manufacture or distribution of soft drinks in Buenos Aires. However, our Argentine bottling subsidiaries' production facilities are subject to registration with federal and provincial authorities and to supervision by municipal health agencies which certify compliance with applicable laws. Management believes that such subsidiaries are currently in compliance in all material respects with such regulatory requirements.

     Insurance

     We maintain an "all risk" insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including but not limited to hurricane, hail, earthquake and damages caused by human acts, including, but not limited to, explosion, fire, vandalism, riot and losses incurred in connection with goods in transit. In addition, we maintain an "all risk" liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. The policies are issued by Allianz in Mexico and Argentina, and the coverage is partially reinsured in the international reinsurance market.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the Notes thereto. Our consolidated financial statements were prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. Notes 24 and 25 to our consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net majority income, majority shareholders' equity and certain other selected financial data.

                          Critical Accounting Policies

     The preparation of our consolidated financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are described in Notes 3 and 4 to our consolidated financial statements. On an on-going basis, we evaluate our estimates and judgments, and we believe our most critical accounting policies that imply the application of estimates and/or judgments are:

     Revenue recognition

     We recognize revenues when title transfers or services are rendered to unaffiliated customers. Our primary revenue sources are our beer and soft drink beverage operations, as well as retail operations through the Oxxo convenience store chain.

     We consider the title transferred when a product is shipped to an independent wholesaler or a retail customer. For retail operations, revenue is recognized when customers buy products in our stores.

     Allowance for doubtful accounts

     We determine our allowance for doubtful accounts based on an evaluation of the aging of our receivable portfolio. The amount of the allowance contemplates our historical loss rate on receivables and the economic environment in which we operate. Our beer operations represent the most important part of the consolidated allowance for doubtful accounts as a result of the credit FEMSA Cerveza extends to retailers, on terms and conditions in accordance with industry practices. Soft drink and retail sales are generally realized in cash.

     Bottles and cases; allowance for bottle breakage

     We classify bottles and cases in accordance with industry practices. As such, for FEMSA Cerveza, bottles and cases are classified as inventories and for Coca-Cola FEMSA as fixed assets. In both cases, breakage is expensed as incurred, and returnable bottles and cases are not depreciated. Coca-Cola FEMSA determines depreciation of bottles and cases only for tax purposes.

     We periodically compare the book breakage expense with calculated depreciation expense, estimating a useful life of four years for returnable glass bottles, one year for returnable plastic bottles and four years for returnable cases. Such useful lives are determined in accordance with our business experience. The annual calculated depreciation expense has been similar to the annual book breakage expense. Whenever we decide to discontinue a particular returnable presentation and retire it from the market, we write-off the discontinued presentation through an increase in the breakage expense.

     Property, plant and equipment

     Property, plant and equipment are depreciated over their useful lives. The estimated useful lives represent the period we expect the assets to remain in service and to generate revenues. We base our estimates on independent appraisals and the experience of our technical personnel.

     We describe the methodology used to restate imported equipment in Note 4(g) to our consolidated financial statements, which includes applying the exchange and inflation rates of the country of origin utilized as permitted by Mexican GAAP. We believe this method more accurately presents the fair value of the assets than restated cost determined by applying inflation factors derived from the Mexican CPI.

     Coca-Cola FEMSA is currently conducting appraisals of the assets acquired in connection with the Panamco acquisition, in order to present their values in accordance with Mexican GAAP. Coca-Cola FEMSA is considering making new investments to upgrade and modernize certain of Panamco's plant and equipment and writing off or closing others.

     Valuation of goodwill and long-lived assets

     As we discuss in Note 4(i) to our consolidated financial statements, goodwill is the difference between the price paid and book value (substantially equal to fair value as a result of restatement for the effects of inflation under Mexican GAAP) of the stock and/or net assets acquired. For Mexican GAAP purposes, this difference is amortized over a period of 20 years and is recorded in the currency used to make the investment since such investment will be recovered in such currency. We calculate the restatement by applying the inflation rate of the country of origin, then translating into Pesos at the year-end exchange rate.

     We continually review the carrying value of our goodwill and long-lived assets for accuracy. We review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

     Due to the uncertainty and instability of the economic environment in Argentina, we wrote down in the third quarter of 2002, Ps. 401.8 million (A$129.5 million) of the goodwill generated by the acquisition of the territories served by our wholly owned subsidiary Coca-Cola FEMSA de Buenos Aires. Given the present economic situation in Argentina, we believe that the current net asset value (A$288.6 million) of our foreign subsidiary is fairly valued, and although we can give you no assurance, we do not expect to recognize additional impairments in the future in Argentina. With the exception of the write-down in the third quarter of 2002, our evaluations throughout the year and up to the date of this filing, did not lead to any other significant impairment of goodwill or long-lived assets.

     Under Mexican GAAP, the remaining value of goodwill will continue to be amortized in the income statement for 2003. Changes in economic or political conditions in Argentina or in our business, however, may cause us to change our current assessment. Consolidated goodwill related to Argentina as of December 31, 2002 amounted to A$49.0 million.

     Under U.S. GAAP, SFAS No. 142, "Goodwill and Other Intangible Assets," went into effect in 2002. Under this standard, goodwill is no longer subject to amortization, but instead is subject to an initial impairment review in 2002 and subsequent impairment test to be performed annually by us, unless an event occurs or circumstances change by which it becomes more likely than not that a reporting unit reduces its fair value below its carrying amount, in which case an interim impairment test must be performed. Our impairment review indicates that no impairment charge is required as of the beginning of 2003.

     We have not yet concluded our valuation of Panamco's assets and liabilities. However, we expect that the excess purchase price over the fair value of Panamco's tangible assets and liabilities will be primarily recorded as intangible assets with indefinite lives, consisting principally of Coca-Cola FEMSA's rights under its bottler agreements. Starting January 2003, consistent with U.S. GAAP, intangible assets with indefinite lives are not subject to amortization under Mexican GAAP, but are subject to annual impairment tests. We can give no assurance that our expectations will not change as a result of new information or developments.

     Executory contracts

     As part of the normal course of business, we frequently invest in the development of our beer distribution channels through a variety of commercial agreements with different retailers in order to generate sales volume. These agreements are considered to be executory contracts, and accordingly the costs incurred under such contracts are recognized as performance under the contracts is received.

     These agreements require cash disbursements in advance to certain retailers to fund activities intended to generate volume, which are compensated in the future as sales are invoiced. These disbursements are considered to be market-related investments that are capitalized as deferred charges and included in other assets. The amortization of amounts capitalized is presented as a reduction of net sales in relation to the volume sold to each retailer. The period of amortization averages from three to four years, the normal term of the commercial agreements.

     We periodically evaluate the carrying value of deferred charges. If the carrying value is considered to be impaired, such assets are written down as appropriate. The accuracy of the carrying value is based on our ability to accurately predict certain key variables such as sales volume, prices and other industry and economic factors. Predicting these key variables involves uncertainty about future events; however, the assumptions used are consistent with our internal planning.

     Income taxes

     We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets resulting in additional income tax expense.

     Beginning in 2003, the statutory income tax rate will be reduced one percentage point per year through to 2005, when the rate will be 32%. In accordance with this tax rate reduction, we decided to recognize under Mexican GAAP in December 2001, a reduction in deferred income tax liabilities and in the income tax provision for the year of Ps. 238 million, based on the expected dates of reversal of the temporary differences. Depreciation of fixed assets represents the most important temporary difference that will be reversed in the future years at a lower rate. For U.S. GAAP, a change in the statutory tax rate may not to be considered until the enactment date, which is January 1, 2002.

     Labor liabilities

     Our labor liabilities are comprised of pension plan, seniority premium and post-retirement medical services. The determination of our obligations and expenses for pension and other post-retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. We evaluate our assumptions at least annually. Those assumptions are described in Note 14 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs and certain employee-related factors, such as turnover, retirement age and mortality. In accordance with Mexican GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expenses and recorded obligations in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense. The following table is a summary of the three key assumptions to be used in determining 2003 annual pension expense, along with the impact on pension expense of a 1% change in each assumed rate.


                                                   2003 rate              Impact of 1% change
                Assumption                        (in real terms)             (millions)(1)(2)
           ----------------------------------- ---------------------- ---------------------------------
           Discount rate                                6.0%                 + Ps. 2,240
                                                                             - Ps. 2,799
           Salary growth rate                           2.0%                 + Ps. 2,658
                                                                             - Ps. 2,338
           Long-term asset return                       6.0%                 + Ps. 2,240
                                                                             - Ps. 2,799

           (1) The impact is not the same for an increase of 1% as for a decrease of 1% because the rates are not linear.
           (2) "+" refers to an increase of 1%; "-" indicates a decrease of 1%.


                          New Accounting Pronouncements

     Mexican GAAP

     Bulletin B-5, "Informacion Financiera por Segmentos" (Financial Information by Segment) ("Bulletin B-5"): In April 2003, Bulletin B-5, issued by the Mexican Institute of Public Accounts ("IMCP"), went into effect superseding the provisions in International Accounting Standard ("IAS") No. 14, "Segment Reporting," which was suppletory based on the provisions in Bulletin A-8, "Aplicacion Supletoria de Normas Internacionales de Contabilidad" (Suppletory Application of International Accounting Standards), with respect to disclosing financial information by segment. The provisions of this new bulletin are substantially similar to those of IAS No. 14; however, they incorporate a managerial focus, which requires at a minimum disclosure of the segment information that is used by management to make decisions. These new provisions do not change the segment information previously presented by us. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

     Bulletin C-8, "Activos Intangibles" (Intangible Assets) ("Bulletin C-8"):
In January 2002, the IMCP issued new Bulletin C-8, and its provisions are mandatory for fiscal years beginning January 1, 2003. Bulletin C-8 supersedes the former Bulletin C-8, and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any start-up expenses incurred after the effective date of this bulletin should be recorded as an expense unless they meet certain criteria. The unamortized balance of capitalized start-up expenses under the former Bulletin C-8 will continue to be amortized. Bulletin C-8 requires identifying all intangible assets to reduce as much as possible the goodwill relative to business combinations. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

     Bulletin C-9, "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" (Liabilities, Reserves, Contingent Assets and Liabilities, and Commitments) ("Bulletin C-9"): In December 2002, the IMCP issued new Bulletin C-9, and its provisions are mandatory for fiscal years beginning January 1, 2003. Bulletin C-9 supersedes the former Bulletins C-9 "Pasivos" (Liabilities), and C-12, "Contingencias y Compromisos" (Contingencies and Commitments), establishes additional guidelines clarifying accounting for liabilities, reserves, and contingent assets and liabilities and commitments, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

     Bulletin C-12, "Instrumentos Financieros con Caracteristicas de Pasivo, de Capital o de Ambos" (Financial Instruments with Characteristics of Liabilities, Equity or Both) ("Bulletin C-12"): In May 2003, the IMCP issued Bulletin C-12, whose provisions are mandatory for fiscal years beginning January 1, 2004, although early application is encouraged. C-12 incorporates the related portions of other bulletins issued by the IMCP with respect to the issuance of debt, capital or compound financial instruments, as well as those standards considered necessary for the accounting recognition of such instruments. As a result, C-12 indicates the basic distinctions between liabilities and equity and establishes the rules for the initial classification and measurement of the liability and equity components of compound financial instruments. Subsequent recognition and measurement of the liability and equity components of financial instruments remains subject to previously issued applicable standards. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

     Bulletin C-15, "Detrioro en el Valor de los Activos de Larga Duracion y su Disposicion" (Impairment in the Value of Long-Lived Assets and Their Disposal) ("Bulletin C-15"): In March 2003, the IMCP issued Bulletin C-15, whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-15 establishes, among others, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides examples of indicators of possible impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. The accounting principles issued prior to this new bulletin used future net cash flows, without requiring the discounting of such cash flows. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

     U.S. GAAP

     SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"): In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, which became effective for us beginning in 2003 and will be adopted accordingly. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset, except for certain obligations of lessees. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

     SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"): In April 2002, the FASB issued SFAS No. 145, which requires that gains and losses from extinguishment of debt in all years presented be classified as extraordinary items only if they meet the criteria of APB Opinion 30, "Reporting the Results of Operations--Discontinued Events and Extraordinary Items."

     The amendment of SFAS No. 13, "Accounting for Leases," eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The new standard will be effective for financial statements issued for fiscal years beginning after May 15, 2002 and lease transactions occurring after May 15, 2002, with early application encouraged. We plan to adopt this new standard in 2003. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

     SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities"("SFAS No. 146"): In June 2002 the FASB issued SFAS No. 146, which nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS No. 146 and EITF 94-3 relates to its requirement that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred, as opposed to recognition under EITF 94-3 at the date of an entity's commitment to an exit plan. The provisions of SFAS No.146 will be effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Previously issued financial statements may not be restated, and the provisions of EITF 94-3 shall continue to apply for an exit activity initiated under an exit plan prior to the initial application of SFAS No. 146. We plan to adopt this new standard in 2003. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

     FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"): In November 2002, the FASB issued FIN 45, which requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. We do not expect the adoption of FIN 45 will have a material impact on our financial position, results of operations or cash flows.

     EITF Issue 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"): In January 2003, the EITF concluded in EITF 02-16, whose provisions are required for financial statements for fiscal years beginning after December 15, 2002, with pro forma retroactive disclosure encouraged. EITF 02-16 addresses the accounting for cash consideration received from a vendor by a reseller of a vendor's products. The EITF reached a consensus that cash consideration represents a reimbursement of costs incurred by the customer to sell the vendor's products and should be characterized as a reduction of that cost when recognized in the customer's income statement if the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor's products or services. Accordingly, the payments received by Coca-Cola FEMSA from The Coca-Cola Company for cooperative advertising, discussed in Note 4(j) to our consolidated financial statements, are properly classified as a reduction of selling expenses. As a result, this new bulletin will have no impact on our financial statements.

     SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"): In April 2003, the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics to be accounted for similarly. The new standard will be effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this statement should be applied prospectively.

     The provisions of this statement that relate to SFAS No. 133, implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. We do not anticipate that this new standard will have a significant impact on our financial position or result of operations.

     SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"): In May 2003, the FASB issued SFAS No. 150, which aims to eliminate diversity in practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers:

- mandatorily redeemable instruments (i.e., instruments issued in the form of shares that unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets);

- forward purchase contracts, written put options, and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transferring other assets; and

- certain financial instruments that include an obligation that (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a "monetary value" at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer's equity shares), or (c) varies inversely with the fair value of the equity shares, for example, a written put option.

     To date these types of instruments have been variously reported by their issuers as liabilities, as part of equity, or between the liability and equity sections (sometimes referred to as "mezzanine" reporting) of the balance sheet. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and pre-existing instruments effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect that the adoption of SFAS No. 150 will have a material impact on our financial position, results of operations or cash flows.

                                Operating Results

         The following table sets forth our consolidated income statement for the years ended December 31, 2002, 2001 and 2000:

                                                                              Year Ended December 31,
                                                           ---------------------------------------------------------------
In Millions of U.S. Dollars and Millions of Constant            2002(1)         2002            2001            2000
                                                              -----------     --------        --------        --------
Pesos as of December 31, 2002

Net sales...................................................  $ 5,043       Ps.  52,746     Ps. 49,952      Ps. 47,805
Other operating revenues....................................       19               195            145              64
                                                                   --      ------------     ----------      ----------
     Total revenues.........................................    5,062            52,941         50,097          47,869
Cost of sales...............................................    2,521            26,364         24,871          23,729
                                                                -----      ------------     ----------      ----------
     Gross profit...........................................    2,541            26,577         25,226          24,140
                                                                -----      ------------    -----------     -----------
Operating expenses:
     Administrative.........................................      446             4,659          4,608           4,424
     Sales..................................................    1,196            12,511         12,118          12,090
                                                                -----      ------------     ----------      ----------
          Total operating expenses..........................    1,642            17,170         16,726          16,514
                                                                -----      ------------     ----------      ----------
Income from operations......................................      899             9,407          8,500           7,626
Participation in affiliated companies.......................        8                84             33              37
                                                                    -      ------------     ----------      ----------
                                                                  907             9,491          8,533           7,663
                                                           ----------      ------------     ----------      ----------
     Interest expense......................................      (87)             (906)          (948)         (1,160)
     Interest income.......................................       43               446            476             441
                                                                  --      ------------      ---------       ---------
                                                                 (44)             (460)          (472)           (719)
     Foreign exchange gain (loss)..........................      (31)            (325)            230          (1,121)
     Gain (loss) on monetary position......................       37               389            (40)            269
                                                                   --      ------------     -----------     ----------
                                                                  (38)            (396)          (282)         (1,571)
Other income (expenses), net...............................       (82)            (858)          (297)            243
                                                                  ----     -------------    -----------     ----------
Income for the year before income tax, tax on
      assets and employee profit sharing..................        787            8,237          7,954           6,335
Income tax, tax on assets and employee profit  sharing....        346            3,624          2,945           2,508
                                                                           ------------     ----------      ----------
Net income before change in accounting principle..........        441            4,613         5,009           3,827
Change in accounting principle............................         --               --           (29)             --
                                                                   --      ------------    ------------    -----------
Consolidated net income for the year........................   $  441       Ps.   4,613     Ps.  4,980      Ps.  3,827
                                                                  ===      ============     ==========      ==========
Net majority income.........................................      271             2,837          3,393           2,748
Net minority income.........................................      170             1,776          1,587           1,079
                                                                  ---      ------------    -----------     -----------
                                                            $     441       Ps.   4,613    Ps.   4,980      Ps.  3,827
                                                           ==========      ============    ===========     ===========

(1) Translation to U.S. Dollar amounts at an exchange rate of Ps. 10.459 to US$1.00 solely for the convenience of the reader.

         The following table sets forth certain financial information for each of our segments for the years ended December 31, 2002, 2001 and 2000. See Note 23 to our consolidated financial statements for additional information by segment.

                                                                         Year Ended December 31,
In Millions of Pesos                                                 2002          2001           2000
       Net Sales
           FEMSA Cerveza......................................      20,632         20,551        19,709
           Coca-Cola FEMSA....................................      17,492         16,612        15,968
           FEMSA Comercio (1).................................      12,740         10,731         8,956
           FEMSA Empaques.....................................       6,581          6,569         6,919
           Logistica..........................................       1,455          1,532         1,549

       Total Revenues
           FEMSA Cerveza......................................      20,815         20,703        19,841
           Coca-Cola FEMSA....................................      17,620         16,730        16,035
           FEMSA Comercio (1).................................      12,740         10,732         8,957
           FEMSA Empaques.....................................       6,599          6,577         6,929
           Logistica..........................................       1,458          1,540         1,549

       Cost of Sales
           FEMSA Cerveza......................................       8,926          8,927         8,838
           Coca-Cola FEMSA....................................       8,130          7,738         7,773
           FEMSA Comercio (1).................................       9,367          7,976         6,655
           FEMSA Empaques.....................................       4,994          5,057         5,221
           Logistica..........................................       1,249          1,329         1,337

       Gross Profit
           FEMSA Cerveza......................................      11,889         11,776        11,003
           Coca-Cola FEMSA....................................       9,490          8,992         8,262
           FEMSA Comercio (1).................................       3,373          2,756         2,302
           FEMSA Empaques.....................................       1,605          1,520         1,708
           Logistica..........................................         209            211           212

       Income from Operations(2)
           FEMSA Cerveza(3)...................................       3,546          3,326         3,141
           Coca-Cola FEMSA....................................       4,440          3,873         3,080
           FEMSA Comercio (1).................................         487            297           304
           FEMSA Empaques.....................................         905            856         1,009
           Logistica(4).......................................         119             99           114

       Depreciation
           FEMSA Cerveza......................................       1,114            991           966
           Coca-Cola FEMSA(5).................................         713            793           930
           FEMSA Comercio (1).................................          90             81            84
           FEMSA Empaques.....................................         262            246           252
           Logistica..........................................          33             36            48


       Percentages
       Gross Margin(6)
           FEMSA Cerveza......................................         57.6%          57.3%         55.8%
           Coca-Cola FEMSA....................................         54.3%          54.1%         51.7%
           FEMSA Comercio (1).................................         26.5%          25.7%         25.7%
           FEMSA Empaques.....................................         24.4%          23.1%         24.7%
           Logistica..........................................         14.4%          13.8%         13.7%

       Operating Margin(7)
           FEMSA Cerveza......................................         17.0%          16.1%         15.8%
           Coca-Cola FEMSA....................................         25.2%          23.2%         19.2%
           FEMSA Comercio (1).................................          3.8%           2.8%          3.4%
           FEMSA Empaques.....................................         13.7%          13.0%         14.6%
           Logistica..........................................          8.2%           6.4%          7.4%


(1) For purposes of financial reporting and business discussion of our retail operations in this Annual Report, FEMSA Comercio and Oxxo Express are presented together as "FEMSA Comercio."
(2) Includes management fees paid to Emprex (and to Labatt in the case of FEMSA Cerveza).
(3)  Includes equity method from affiliated companies including Labatt USA.
(4) Excludes operating expense in connection with e-commerce project which amounted to Ps. 29 million, Ps. 42 million, and Ps. 29 million for the years 2002, 2001 and 2000, respectively.
(5)  Includes breakage of bottles.
(6)  Gross margin calculated with reference to net sales.
(7) Operating margin calculated with reference to total revenues and after deduction of management fees.


                               Operating Leverage

     The operating subsidiaries of FEMSA Cerveza, Coca-Cola FEMSA and FEMSA Empaques are engaged, to varying degrees, in capital-intensive activities. The high utilization of the installed capacity of the production facilities of our subholding companies results in better fixed cost absorption, as increased output results in higher revenues without additional fixed costs. Absent significant increases in variable costs, gross profit margins will expand when production facilities are operated at higher utilization rates. Alternatively, higher fixed costs will result in lower gross profit margins in periods of lower output.

     In addition, the commercial operations of FEMSA Cerveza and Coca-Cola FEMSA are carried out through extensive distribution networks, the principal fixed assets of which are warehouses and trucks. The distribution systems of both FEMSA Cerveza and Coca-Cola FEMSA are designed to handle large volumes of beverages. Fixed costs represent an important proportion of the total distribution expense of both FEMSA Cerveza and Coca-Cola FEMSA. Generally, the higher the volume that passes through the distribution system, the lower the fixed distribution cost as a percentage of the corresponding revenues. As a result, operating margins improve when the distribution capacity is operated at higher utilization rates. Nonetheless, periods of decreased utilization because of lower volumes will negatively impact our operating margins.

     Companies with structural characteristics that result in margin expansion in excess of sales growth are referred to as having high "operating leverage."

                        Impact of the Panamco Acquisition

     We will begin consolidating the results of Panamco during the second quarter of 2003 and, under Mexican GAAP; Panamco's results will be reflected in our financial statements starting on May 6, 2003, the date of the acquisition. Panamco has historically prepared its financial statements in accordance with U.S. GAAP in U.S. Dollars. We have historically and will continue to prepare our financial statements in accordance with Mexican GAAP in Mexican Pesos. When presented in Mexican GAAP and in Mexican Pesos as part of our consolidated results, the results of Panamco may be significantly different from and may not be comparable to those reported by Panamco for prior periods. We may not provide separate financial statements for Panamco for future periods. In addition, because Panamco will not be included in our financial statements for periods prior to the second quarter of 2003, our future quarterly results will be comparable starting with the third quarter of 2004 as compared to the third of 2003 and our future annual results will be comparable starting with the full year of 2005 as compared to the full year of 2004.

     Panamco has recorded significantly lower operating margins than Coca-Cola FEMSA in recent years, reflecting in part deterioration of macroeconomic and political conditions in some of the countries in which it operates and competitive pressures. Coca-Cola FEMSA's ability to maintain its margins will depend on its ability to generate synergies from the combination of the Mexican operations and to put in place new strategies in some of Panamco's territories, as well as on macroeconomic conditions throughout Latin America. Additional information regarding the Panamco acquisition can be found in the Coca-Cola FEMSA Annual Report on Form 20-F filed with the SEC on June 27, 2003, which does not constitute part of this Annual Report and is not incorporated by reference into this Annual Report.

           Results of Operations for the Year Ended December 31, 2002
                  Compared to the Year Ended December 31, 2001

FEMSA Consolidated

     Total Revenues

     FEMSA's consolidated total revenues increased by 5.7% to Ps. 52.941 billion for the year ended December 31, 2002, from Ps. 50.097 billion for the year ended December 31, 2001. Consolidated net sales increased by 5.6% to Ps. 52.746 billion in 2002 from Ps. 49.952 billion in 2001 and represented 99.6% of total revenues in 2002, compared to 99.7% in 2001. FEMSA Comercio, whose total revenue increased 18.7%, contributed significantly to the growth in consolidated revenue with the opening of 437 net new Oxxo stores, and Coca-Cola FEMSA, whose total revenues grew 5.3%, was also a significant contributing factor. FEMSA Cerveza faced weak demand in the northern markets throughout the year, but posted revenue growth of 0.5% aided by steady demand and successful performance in the central and southern markets. FEMSA Empaques capitalized on strong demand for its main product lines in the second half of the year and closed the year with 0.3% growth in revenue.

     Gross Profit

     Our consolidated gross profit increased by 5.4% to Ps. 26.557 billion in 2002 from Ps. 25.226 billion in 2001. As gross profit increased at a slightly lower rate than net sales, our consolidated gross profit margin was 50.4%, a decrease of 10 basis points over 2001. In addition, our dollar-linked variable cost of sales became more expensive on a real basis because of the depreciation of the Peso in the second half of 2002. The decrease in gross profit margin was only partially offset by operational efficiencies achieved in our manufacturing facilities, such as increased productivity and strategic procurement.

     Income from Operations

     Our consolidated operating expenses (including goodwill amortization and management fees paid to Labatt) increased by 2.7% in 2002 to Ps. 17.170 billion from Ps. 16.726 billion in 2001. As a percentage of total revenues, consolidated operating expenses decreased by 100 basis points to 32.4% in 2002.

     Consolidated administrative expenses increased by 1.1% to Ps. 4.659 billion in 2002 from Ps. 4.608 billion, primarily reflecting the net effect of the following:

- increases in administrative expenses at Coca-Cola FEMSA, mainly reflecting investments in preparation for a large acquisition, such as administrative consultants and expanding managerial staff, plus certain system upgrades in Mexico;

- slight increases in administrative expenses at FEMSA Comercio, related to its expansion, and at FEMSA Empaques, reflecting investments in ERP systems; and

- slight decrease in FEMSA Cerveza's administrative expenses as a result of efforts to contain expenses.

     Some of our subsidiaries pay management fees to FEMSA in consideration for corporate services provided to such subsidiaries. Our subsidiaries' payments of management fees are eliminated in consolidation and thus have no effect on our consolidated operating expense, with the exception of the management fee paid by FEMSA Cerveza to Labatt, which amounted to Ps. 118 million in 2002 compared to Ps. 124 million in 2001. Goodwill amortization corresponding to Coca-Cola FEMSA amounted to Ps. 37 million in 2002 compared to Ps. 101 million in 2001, reflecting the goodwill impairment related to Coca-Cola FEMSA Buenos Aires (see "--Coca-Cola FEMSA").

     Consolidated selling expenses increased by 3.2% to Ps. 12.511 billion in 2002 from Ps. 12.118 billion in 2001, mainly reflecting the combination of:

- growth in FEMSA Comercio's selling expenses as the chain expands at a rapid pace, requiring a proportional operating expense infrastructure and a larger infrastructure required to manage the expansion of the chain; and

- reduction in Coca-Cola FEMSA's selling expenses reflecting expense containment measures in Mexico and lower marketing expenses and payroll optimization in Argentina.

     We incur various expenses related to the distribution of our products. We include these types of costs in the selling expenses line of our income statement. During 2002 and 2001, our distribution costs amounted to Ps. 3,299 million and Ps. 3,581 million, respectively. The exclusion of these charges from our cost of sales line may result in the amounts reported as gross profit not being comparable to other companies, who may include all expenses related to their distribution network in cost of sales when computing gross profit (or an equivalent measure).

     All of our principal businesses reported increases in their respective income from operations, which produced growth in consolidated income from operations (after participation in the results of affiliated companies) for the full year 2002 of 11.2% to Ps. 9.491 billion from Ps. 8.533 billion in 2001. Our consolidated operating margin increased 90 basis points to 17.9% of consolidated total revenues. Coca-Cola FEMSA was our primary driver of profitability growth, posting a 14.6% increase in its income from operations. FEMSA Cerveza and FEMSA Comercio each generated similar amounts of incremental operating profit in 2002, contributing to the consolidated result with growth rates of 5.3% and 44.3%, respectively, in their operating income (before management fees).

FEMSA Cerveza

     Total Revenues

     FEMSA Cerveza's net sales increased by 0.4% to Ps. 20.632 billion in 2002 from Ps. 20.551 billion in 2001. Other revenues, which consist mainly of income from the sale of manufacturing byproducts and sundries in retail locations owned by FEMSA Cerveza, totaled Ps. 183 million in 2002, 20.1% higher than in 2001. Total revenues for FEMSA Cerveza increased by 0.5% to Ps. 20.815 billion in 2002 from Ps. 20.703 billion in 2001. The increase in revenues in 2002 was primarily attributable to the net effect of the following:

-    0.2% decrease in total sales volume; and

- 0.6% improvement in real total revenue per hectoliter sold for the full year 2002, derived primarily from a 7.0% nominal increase in the domestic price of beer (on a weighted average basis) implemented during the first quarter of 2002. FEMSA Cerveza's average revenue per hectoliter in 2002 was Ps. 866.5, including domestic and export sales.

     Domestic volume declined by 0.7% to 21.856 million hectoliters, as FEMSA Cerveza continued to experience the adverse effects of the deterioration in disposable income in the northern region of Mexico. FEMSA Cerveza has greater exposure to the markets in the northern regions, where it sells approximately 56% of its domestic volume. Over the past two years we have observed a progressive deterioration in the economy that has disproportionately affected the northwest region, as its higher concentration of border towns makes it more susceptible to the U.S. economy. The central and southern regions have been more protected from this economic slowdown. For example, we estimate that employment in the manufacturing and retail industries in the north declined approximately 4.6% in 2002, compared to an estimated decline of 0.3% and 0.4% in the central and southern regions, respectively. At the same time, our sales volumes in the north declined 2.9%, while those in the rest of the country grew by approximately 1.9%. Another factor that materially affected our ability to sell more of our beer products in the north was a higher presence of beer imports, particularly during the period of Peso appreciation against the U.S. Dollar in the first half of 2002. On a quarterly basis, domestic volume trends were as follows: a 2.2% volume decline in the first quarter, marginal growths of 0.1% and 0.3% in the second and third quarters respectively, and a decline of 1.3% in the fourth quarter of 2002, all relative to the comparable quarters of 2001. Pricing in the domestic market increased by 0.9% in real terms, averaging Ps. 886 per hectoliter in 2002.

     Export volume grew by 6.1% to 1.955 million hectoliters in 2002, and represented 8.2% of the total volume sold by FEMSA Cerveza. Volume sold to North America, FEMSA Cerveza's main export market, increased by 8.2% and accounted for 92.2% of FEMSA Cerveza's export volume. Export volume to Europe and Asia declined 17.6% and 25.7%, respectively, compared to 2001 and accounted for 2.9% and 2.8% of total export sales. Average pricing in the export market decreased by 2.2% in real terms, averaging Ps. 653 per hectoliter in 2002. Export revenues increased by 3.7% to Ps. 1.276 billion in 2002 and in U.S. Dollar terms, export revenues increased by 3.7% to US$127 million.

     In 2002, we adopted EITF Consensus No. 01-9, "Accounting for Consideration Given By a Vendor to a Customer or Reseller of the Vendor's Products," issued by the FASB. This consensus requires certain selling expenses incurred by FEMSA Cerveza previously classified as operating expenses to be reclassified as deductions from revenue. Amortizations that were previously classified as selling expenses in the amount of Ps. 851 million for 2001 were reclassified as a reduction in net sales in accordance with this EITF consensus. Correspondingly, during 2002 we classified Ps. 951 million as a reduction in net sales.

     Gross Profit

     FEMSA Cerveza's cost of sales for 2002 remained flat at Ps. 8.926 billion compared to 2001. FEMSA Cerveza's gross profit increased by 1.0% to Ps. 11.889 billion in 2002 from Ps. 11.776 billion in 2001. As a percentage of net sales, gross margin increased by 30 basis points to 57.6% in 2002, reflecting enhancements in manufacturing productivity and savings in the plant-to-warehouse logistics. Cost trends for FEMSA Cerveza's principal raw materials (malting barley, hops, aluminum cans and glass bottles) remained relatively stable throughout 2002. The favorable effect of the appreciation of the Peso against the U.S. Dollar on Dollar-denominated costs during the first half of the year was more than offset by a depreciation of the Peso against the U.S. Dollar during the latter half of 2002.

     Income from Operations

     FEMSA Cerveza's operating expenses decreased by 0.4% to Ps. 8.035 billion in 2002 from Ps. 8.069 billion in 2001 and represented 38.6% of total revenues in 2002, compared to 39.0% of total revenues in 2001. Administrative expenses decreased by 0.7% to Ps. 2.175 billion in 2002 from Ps. 2.190 billion in 2001, reflecting continued expense containment practices across the organization and an average headcount reduction. Selling expenses decreased by 0.3% to Ps. 5.860 billion in 2002 and represented 28.2% of total revenues. Our success in containing selling expenses and generating operational savings resulted from the following:

-    warehouse rationalization across all markets;

- presale logistics, which by separating the sales and delivery functions have reduced significantly unsold load in delivery trucks; and

- improved resource utilization, which resulted in a net reduction of sales routes.

FEMSA Cerveza has continued to invest in the development of its new competitive business model, which has entailed budgeted expenditures in information technology platforms (including the ERP system), acquisition of third party distributorships, high-impact marketing campaigns and deployment of commercial equipment (such as refrigerators and point-of-sale displays). See "Item 4. Information on the Company--FEMSA Cerveza--Business Strategy."

     FEMSA Cerveza recorded Ps. 84 million in 2002 for participation in the results of affiliated companies (including Labatt USA) compared to Ps. 33 million in 2001. FEMSA Cerveza's income from operations, before deduction of management fees paid to us and to Labatt, increased by 5.3% to Ps. 3.938 billion in 2002 over Ps. 3.740 billion recorded in 2001. In 2002, FEMSA Cerveza's operating margin before deduction of management fees increased by 80 basis points to 18.9% of total revenues. Management fees amounted to Ps. 392 million and represented 1.9% of total revenues in 2002 compared to Ps. 413 million recorded in 2001, which represented 2.0% of total revenues in 2001. FEMSA Cerveza's income from operations after deduction of management fees amounted to Ps. 3.546 billion, 6.6% more than in 2001.

Coca-Cola FEMSA

     Total Revenues

     Coca-Cola FEMSA recorded net sales of Ps. 17.492 billion in 2002, a 5.3% increase over net sales of Ps. 16.612 billion in 2001. Revenue growth was primarily attributable to strong volume growth and a steady improvement in the average price per unit case in the Mexican Territories, which more than offset the volume contraction observed in the Buenos Aires Territories. Other revenues, which consist mainly of income from toll production agreements with a neighboring Coca-Cola Bottler in Argentina, whereby Coca-Cola FEMSA has been producing Coca-Cola brand beverages for sale in its territories, amounted to Ps. 128 million in 2002, 9.6% higher than in 2001. Total revenues for Coca-Cola FEMSA increased by 5.3% to Ps. 17.620 billion in 2002 from Ps. 16.730 billion in 2001.

     Coca-Cola FEMSA recorded volume growth of 5.6% to 505 million unit cases in the combined Mexican Territories and an improvement in the real revenue per unit case of 1.1% during 2002. These improvements resulted in revenue growth of 6.7% to Ps. 16.133 billion in the combined Mexican Territories for 2002. We believe that the principal volume drivers in the Mexican Territories in 2002 were:

- strong performance of Mundet beverages and still water, particularly the new 5-liter jug of Ciel;

- continued expansion in the flavor and "new categories" segments with the introduction of new and exciting products, such as Beat, Mundet, Mickey Adventures, Kin Light and Nestea; and

-    modest volume growth in the core cola portfolio.

     In the Buenos Aires Territory, Coca-Cola FEMSA operated in a very depressed economic environment in 2002. Volume decreased by 11.0% to 116 million unit cases in a year that started off with a severe economic crisis that hampered demand for our products. Coca-Cola FEMSA responded to this challenging market with the objectives of defending the brand equity of its brands, regaining market share from b-brands, extracting positive cash flow, and performing overall damage containment. As the year progressed, the commercial strategies implemented by Coca-Cola FEMSA yielded a more favorable outcome, closing the year with volume growth in the fourth quarter of 2002. The principal strategies implemented were:

- shifting the mix back to returnable packages, which jumped from 5.8% of the mix in 2001 to 12.4% in 2002; led by the 1.25-liter glass returnable presentation of Coca-Cola, Fanta and Sprite; and

- continuing to promote the core Coca-Cola brand while further developing the value protection brands (Tai and Crush).

Together these strategies allowed Coca-Cola FEMSA to defend its pricing structure and produced an increase in average revenue per unit case of 2.1% in 2002 compared to 2001. The reduction in total revenue was limited to 8.2%.

     Gross Profit

     Coca-Cola FEMSA's cost of sales increased by 5.1% to Ps. 8.130 billion in 2002 from Ps. 7.738 billion in 2001, and its gross profit increased by 5.5% to Ps. 9.490 billion from Ps. 8.992 billion in 2001. Gross margin expanded by 20 basis points to 54.3% in 2002. Coca-Cola FEMSA's Mexican operations experienced a gross margin expansion of 90 basis points for the full year 2002, resulting mainly from solid revenue growth characterized by greater fixed cost absorption as a result of growth in volumes. The Buenos Aires operation's gross margin dropped 990 basis points to 36.0% of net sales for the full year 2002, due to lower absorption of fixed costs as a result of lower volumes, higher prices of raw materials and a larger depreciation charge in Argentina in connection with the reevaluation of fixed assets of foreign origin, as a consequence of the devaluation of the Argentine peso.

     Income from Operations

     Operating expenses for 2002 decreased by 0.1% to Ps. 5.013 billion. As a percentage of total revenues, operating expenses decreased 160 basis points to 28.4% in 2002. Administrative expenses in Mexico remained flat as a proportion of total revenues when compared to 2001; in absolute terms, they increased 7.9% mainly reflecting investments in preparation for a large acquisition, such as systems upgrades, administrative consultants and reinforcing managerial staff.

     Administrative expenses for the Buenos Aires Territory grew 17.6% relative to 2001, due mainly to higher depreciation in local currency in connection with a reevaluation of our foreign currency-denominated assets.

     Selling expenses for Coca-Cola FEMSA in Mexico increased by 0.2% in 2002, which represents a reduction of 130 basis points relative to total revenues, reflecting improvements in operations in Mexico. Selling expenses also decreased in the Buenos Aires Territories in 2002, as a result of lower marketing expenses and headcount reduction combined with adjusted salaries.

     Goodwill amortization for 2002 was Ps. 37.3 million, compared to Ps. 100.7 million for 2001, reflecting impairment in the goodwill as a result of the difficult economic situation in Argentina. In July 2002 Coca-Cola FEMSA recorded an impairment of Aps.139 million (US$37 million) in the value of its Buenos Aires investment, valuing its Argentine operation at Aps.289 million (US$86 million). Currently, under Mexican GAAP, goodwill is amortized gradually in the income statement through a straight-line method for a 20-year period. Coca-Cola FEMSA's income from operations after amortization of goodwill increased by 14.6% to Ps. 4.440 billion in 2002 from Ps. 3.873 billion in 2001, reflecting the net effect of the following:

- an increase of 15.5% in income from operations of Coca-Cola FEMSA's Mexican operations; and

- a decline of 66.8% in income from operations of Coca-Cola FEMSA's Argentine operations.

Coca-Cola FEMSA's operating margin increased by 200 basis points to 25.2% of total revenues in 2002 from 23.2% of total revenues in 2001.

FEMSA Comercio

     Total Revenues

     FEMSA Comercio's total revenues increased by 18.7% in 2002 to Ps. 12.740 billion from Ps. 10.732 billion in 2001. The increase of total revenues of FEMSA Comercio was mainly a result of the aggressive expansion of the Oxxo convenience store chain, which added 437 net new stores during the year. We believe that the strong revenue growth rate of the Oxxo chain is primarily attributable to:

-    site scouting capabilities;

-    nationwide presence;

- efficient store setup model, including the "store commissioner" business model; and

-    aggressive expansion and saturation business plan.

     The Oxxo chain brought the total number of stores up to 2,216 by year-end 2002. As the chain grows, we have discovered new market opportunities in urban centers with high pedestrian traffic, such as hospitals and convention centers, and are increasingly exploiting the convenience store/gasoline station format. Same-store sales increased by 2.5% with respect to 2001. Same-store sales in our northwestern markets--which have the highest border town concentration--performed weakly in 2002. In contrast, the central and southern regions of the country have experienced significant same-stores sales growth during 2002. Growth in the northwest was affected by:

-    economic sluggishness characterized by high rates of unemployment;

- the strength of the peso during the first semester of 2002 which induced consumers to purchase sundries across the border in U.S. territory; and

- high differentials in the price of gasoline between Mexico and the U.S. that caused Mexicans to buy gasoline and therefore convenience store products in the U.S. (Mexico being materially more expensive until corrective measures were taken in major border towns in December 2002).

     Average monthly traffic per store (within the same-store sample) increased by 2.1% and the average sale per customer increased by 0.3% during the full year 2002. We believe that these increases are mainly attributable to:

- FEMSA Comercio's strategy of competitively pricing traffic-generating products;

- improvement in the value proposition to Oxxo's customers, including cross promotions, product introductions, and store enhancements; and

- Oxxo becoming a reliable payment center where our customers can pay most home utilities in one stop.

     Gross Profit

     FEMSA Comercio recorded gross profit of Ps. 3.373 billion for the full year 2002, a 22.4% gain over the Ps. 2.756 billion recorded in 2001. Gross margin improved 80 basis points to 26.5% of net sales, as compared to 25.7% for 2001, as the additional scale has also allowed us to establish strategic alliances with some of our suppliers and thereby reduce costs. In addition, our successful category management execution and our growing ability to work jointly with our supplier partners to design differentiated assortment, pricing and promotions have contributed to gross margin expansion.

     Income from Operations

     Operating expenses increased by 18.7% to Ps. 2.791 billion in 2002 from Ps.
2.352 billion in 2001 and remained flat as a percentage of total revenues at 21.9% in both 2002 and 2001. Administrative expenses increased by only 5.4% to Ps. 244 million, as the increased costs associated with expansion were mitigated by higher absorption of fixed administrative costs as more stores were opened in cities where there is already an Oxxo administrative infrastructure. Selling expenses increased 20.1% to Ps. 2.546 billion, slightly above total revenue growth, reflecting higher expenditures associated with the infrastructure required to manage the expansion of the chain. FEMSA Comercio recorded income from operations, before deduction of management fees, of Ps. 583 million in 2002, an increase of 44.3% from the Ps. 404 million recorded in 2001. FEMSA Comercio's operating margin before management fees grew 80 basis points to 4.6% of total revenues in 2002 from 3.8% in 2001. In 2002, management fees amounted to Ps. 95.7 million or 0.8% of total revenues compared to Ps. 106.3 million or 1.0% of total revenues in 2001. FEMSA Comercio's operating margin after deduction of management fees increased by 100 basis points to 3.8% of total revenues in 2002.

FEMSA Empaques

     Total Revenues

     FEMSA Empaques' total revenues increased 0.3% to Ps. 6.599 billion in 2002 from Ps. 6.577 billion in 2001, which was mainly attributable to a surge in demand in beverage cans and glass bottles coupled with the favorable effect of the weaker Peso on our U.S. Dollar revenues in the second half of the year. These increases offset slower demand for our packaging products in the first six months of 2002. For the full year, average capacity utilization was close to full in all of our main product lines.

     Beverage can volumes reversed the weakness observed during 2001 by posting a growth of 6.8% in sales volume to 3.000 billion can units in 2002. In the second half of the year, the beverage can unit experienced increased demand from its main commercial partners domestically and abroad: FEMSA Cerveza, Coca-Cola FEMSA and Ball. We met this demand by reducing our sales to smaller domestic third party clients. Average real prices for beverage cans, which are quoted in U.S. Dollars, decreased by approximately 0.6%, following a multi-year trend of convergence with international prices for these products.

     Glass bottle volumes grew a solid 8.4% to 1.053 billion bottle units in 2002, while peso-denominated prices decreased 1.4%. FEMSA Empaques has encountered very high demand for its glass products domestically, since there is currently almost no excess capacity in the industry. Coca-Cola FEMSA purchased a larger number of 8 oz non-returnable glass Coca-Cola contour bottles. Supply of internal clients rose from 68.4% in 2001 to 89.2% in 2002. FEMSA Empaques commenced an inventory buildup during the fourth quarter of 2002 in preparation for the scheduled replacement of one of its glass furnaces in the first quarter of 2003, which involved approximately 85 days of inactivity.

     Sales volumes for crown caps increased 1.8% in 2002 despite the decline in demand for crown caps in the domestic market, reflecting FEMSA Empaques' success in the export markets, particularly in the North American market, where FEMSA Empaques is a major crown cap supplier for Labatt, Miller Brewing Company and Coors Brewing Company. FEMSA Empaques increased its crown cap export ratio from 51% in 2001 to a record 55% in 2002.

     Export revenues increased by 12.2% to Ps. 720 million and represented 10.9% of net sales in 2002. In U.S. Dollar terms, export revenues increased by 12.4% to US$71.7 million. Intercompany sales accounted for 58.3% of FEMSA Empaques' total revenues in 2002, compared to 56.4% for the same period last year. These intercompany sales are eliminated in our consolidated income statement.

     Gross Profit

     FEMSA Empaques' cost of sales decreased by 1.2% to Ps. 4.994 billion in 2002 from Ps. 5.057 billion in 2001, mainly due to the following factors:

- efficiencies achieved in the manufacturing lines that resulted in less spoilage and lower headcount;

-    consistency in the average contracted price of steel sheets; and

- slight declines in the average price for bulk aluminum and ancillary raw materials.

     Gross profit increased by 5.6% to Ps. 1.605 billion in 2002 from Ps. 1.520 billion in 2001, resulting in a gross margin expansion of 130 basis points to 24.4% of net sales in 2002, as compared to 23.1% in 2001. Improvement in gross profit is closely related to exchange rate fluctuations: as the peso depreciated against the dollar towards the end of the year, dollar denominated income for metallic products increased at a faster rate than costs, which have significant peso-denominated components. FEMSA Empaques is gradually recovering its long-term gross margin level, which has reached as high as 24.4% in the last five years, by means of implementing high productivity measures in the manufacturing plants such as the elimination of line personnel and middle management and application of ERP systems.

     Income from Operations

     Operating expenses increased by 6.5% to Ps. 600 million in 2002 from Ps. 564 million in 2001 and increased only 50 basis points as a percentage of total revenues to 9.1% in 2002. For the full year 2002, FEMSA Empaques recorded parallel increases in selling expenses and administrative expenses of 7.0% and 5.5% respectively. The increase in selling expenses is mainly attributable to higher shipment costs. The increase in administrative expenses is mainly attributable to the one-time implementation costs of ERP modules in Famosa.

     Income from operations before deduction of management fees increased by 5.0% to Ps. 1.005 billion in 2002 from Ps. 957 million for 2001, primarily reflecting the growth in gross profit. FEMSA Empaques recorded an operating margin before deduction of management fees of 15.2% in 2002, compared to a 14.5% margin recorded in 2001. In 2002, management fees amounted to Ps. 99 million, or 1.5% of total revenues, compared to Ps. 101 million recorded in 2001, also 1.5% of total revenues. FEMSA Empaques' operating margin after deduction of management fees was 13.7% in 2002 compared to 13.0% in 2001. Operating margin was significantly affected in the first quarter of 2002, under a considerably strong peso scenario, but rebounded to record levels in the second and third quarters, as the peso depreciated.

Logistica

     For the year ended December 31, 2002, Logistica recorded total revenues of Ps. 1.458 billion, a decline of 5.4% compared to Ps. 1.540 billion recorded in 2001, and generated Ps. 209 million in gross profit and Ps. 119 million in operating profit (which excludes operating expenses in connection with e-commerce projects). As of December 31, 2002 Logistica mainly provided services to affiliates, as a result of which approximately 83% of Logistica's revenues were eliminated in our consolidated financial statements. FEMSA Cerveza, Coca-Cola FEMSA and FEMSA Empaques accounted for approximately 56%, 15% and 12% of Logistica's revenues, respectively, in 2002.

     As of January 1, 2003, FEMSA's 70%-owned subsidiary Logistica CCM, which had been consolidated in the results of Logistica, was merged into FEMSA Cerveza. See "Item 4. Information on the Company--Logistica."

FEMSA Consolidated--Net Income

     Our consolidated net income decreased by 7.4% to Ps. 4.613 billion in 2002, from Ps. 4.980 billion recorded in 2001. The decrease in net income recorded for the full year 2002 resulted from the net effect of:

-    an 11.2% increase in consolidated income from operations;

- the write off of a portion of our goodwill related to the acquisition of Coca-Cola FEMSA Buenos Aires;

- a significant increase in the consolidated integral result of financing loss, primarily in connection with the devaluation of the peso against the dollar in the second half of the year; and

-    a larger tax provision.

     Goodwill

     In view of the continued deterioration and uncertainty in the Argentine economic conditions, we decided to take a more conservative approach in the valuation of the goodwill related to our investments in that country. Therefore, in the third quarter we wrote down Aps.139 million (US$ 37 million) related to the acquisition of the territories of Coca-Cola FEMSA Buenos Aires. In view of the prevailing volatility of the Argentine currency, we also decided to take a conservative approach and stop considering our investment in Coca-Cola FEMSA Buenos Aires as a hedge for the dollar-denominated liabilities incurred in connection to this acquisition, thereby affecting the integral cost of financing for 2002 in the foreign exchange and monetary position calculations. These adjustments were non-cash.

     Integral Cost of Financing

     In the twelve months ended December 31, 2002, we recorded a consolidated integral cost of financing of Ps. 396 million, compared to a consolidated integral cost of financing of Ps. 282 million for the comparable period in 2001. In 2002, consolidated net financial expense decreased by 2.5% to Ps. 460 million as compared to Ps. 472 million in 2001. Consolidated interest expense decreased by 4.4% to Ps. 906 million compared to 2001, mainly attributable to lower average real rates for our liabilities, although our average gross liabilities increased by 3.4% in 2002 and the dollar portion was subsequently affected by the devaluation of the peso against the dollar that occurred in the second half of the year. This was partially compensated by the reduction in consolidated interest income, which decreased by 6.3% to Ps. 446 million reflecting the net effect of lower interest rates earned on our investments relative to the year 2001 and a larger average cash position in pesos. As of December 31, 2002, our weighted average cost of debt was 6.9%, approximately 90 basis points lower than the weighted average cost of debt as of December 31, 2001.

     For the year 2002, we recorded a consolidated foreign exchange loss of Ps. 325 million compared to a foreign exchange gain of Ps. 230 million for the year 2001, primarily reflecting:

- the effect of the depreciation of the Peso against the U.S. dollar, which totaled Ps. 1.28 per dollar in the year, on our net dollar liabilities in Mexico, compared to an appreciation of Ps. 43 cents on higher net dollar liabilities observed in 2001; and

- the depreciation of the Argentine peso against the U.S. dollar on our net dollar assets in Argentina, which had a positive effect on the foreign exchange variation during 2002.

     The gain on monetary position for the year 2002 amounted to Ps. 389 million, compared to a loss of Ps. 40 million in 2001. This gain was mainly generated as a result of the inflation rate for the twelve months in Argentina over the debt incurred in connection with the acquisition of Coca-Cola FEMSA Buenos Aires. The Argentine inflation rate for 2002 was 41.2%. It should be noted that the Argentine goodwill impairment, as explained above, had an impact on the foreign exchange variation and monetary position lines.

     Other Expenses (Income)

     Our consolidated other expenses for the year 2002 amounted to Ps. 858 million, consisting mainly of the aforementioned impairment of a portion of the goodwill on our investments in Argentina charged in the third quarter, plus severance payments and asset write-offs.

     Income Tax, Tax on Assets, and Employee Profit Sharing

     Our consolidated income before income tax, tax on assets and employee profit sharing increased by 3.6% to Ps. 8.237 billion in 2002 from Ps. 7.954 billion in 2001, primarily reflecting a larger consolidated integral result of financing loss. We recognized consolidated income tax, tax on assets and employee profit sharing of Ps. 3.624 billion in 2002, an increase of 23.1% over the Ps. 2.945 billion in 2001. This increase was primarily a consequence of an increase of 19.6% in our income tax, largely resulting from a deferred tax benefit realized in 2001 as a result of a reduction in the Mexican statutory income tax rate, the increase in non-deductible expenses generated in the course of business and the impairment to the goodwill generated by the acquisition of Coca-Cola FEMSA Buenos Aires. The combined effective tax rate for 2002 was 44.0%.

     Net Income

     Our consolidated net income decreased by 7.4% amounting to Ps. 4.613 billion for 2002 compared with Ps. 4.980 billion recorded in 2001, combining the improvement in consolidated income from operations, the goodwill write-off, an increase in the consolidated integral result of financing loss, and a larger tax provision. Consolidated net majority income amounted to Ps. 2.837 billion for 2001, a reduction of 16.4% as compared with Ps. 3.393 billion recorded in 2001. Net majority income per FEMSA Unit amounted to Ps. 2.678 in 2002, compared with Ps. 3.203 for last year.

           Results of Operations for the Year Ended December 31, 2001
                  Compared to the Year Ended December 31, 2000

FEMSA Consolidated

     Total Revenues/Net Sales

     Our consolidated total revenues increased by 6.1% to Ps. 50.097 billion for the year ended December 31, 2001, from Ps. 47.232 billion for the year ended December 31, 2000. Consolidated net sales increased by 5.9% to Ps. 49.952 billion in 2001 from Ps. 47.169 billion in 2000 and represented 99.7% of total revenues in 2001, down from 99.9% in 2000. Net sales growth in 2001 was driven primarily by volume growth and improved pricing experienced by FEMSA Cerveza and Coca-Cola FEMSA's Mexican operations, whose total revenues both increased by 4.3%, and by the addition of 297 new Oxxo stores in the case of FEMSA Comercio, whose net sales increased by 19.8%. FEMSA Cerveza contributed to our revenue growth with domestic volume growth of 0.7%, export volume growth of 6.6%, and an increase in domestic revenue per hectoliter of 3.9%. Coca-Cola FEMSA recorded net sales growth of 4.0%, resulting from increases in volume and pricing of 3.6% and 1.1%, respectively, in its Mexican operations, and an increase in volume of 6.9% in the Buenos Aires franchise that partially compensated for the deterioration of the average unit price per case in that market. FEMSA Empaques' net sales and total revenues declined by 5.1% in 2001, reflecting an on going competitive and difficult operating environment particularly for the aluminum beverage can business.

     Gross Profit

     Our consolidated gross profit increased by 7.3% to Ps. 25.226 billion in 2001 from Ps. 23.504 billion in 2000, representing a consolidated gross margin of 50.5%, stable compared to 2000. The stability in the consolidated gross margin reflects:

- relatively healthy consolidated revenue growth in our beverage businesses in Mexico;

- the prevalence of a very favorable cost environment for our beverage operations enhanced by management's efforts to raise productivity and improve efficiencies to adapt to a period of economic slowdown; and

- a decline in the variable U.S. Dollar-denominated costs of production for FEMSA Cerveza and Coca-Cola FEMSA as a result of the appreciation of the Peso against the U.S. Dollar.

     Income from Operations

     Our consolidated operating expenses (including goodwill amortization and management fees paid to Labatt) increased by 5.3% to Ps. 16.726 billion in 2001 from Ps. 15.878 billion in 2000. As a percentage of total revenues, our consolidated operating expenses decreased by 20 basis points to 33.4% in 2001. This result reflects efforts by Coca-Cola FEMSA and FEMSA Empaques to reduce operating expenses, which effectively offset the increase in operating expenses recorded by FEMSA Cerveza and FEMSA Comercio during 2001. Consolidated administrative expenses increased by 4.2% to Ps. 4.608 billion in 2001 from Ps.
4.424 billion in 2000, primarily reflecting an increase in efficiency in terms of administrative expense with respect to total revenues. Consolidated selling expenses grew by 5.8% to Ps. 12.118 billion from Ps. 11.454 billion, reflecting higher store setup costs related to FEMSA Comercio's aggressive expansion and costs associated with FEMSA Cerveza's new business model.

     Some of our subsidiaries pay management fees to Emprex in consideration for corporate services provided to such subsidiaries. Our subsidiaries' payment of management fees are eliminated in consolidation and thus have no effect on our consolidated operating expenses, with the exception of the management fee paid by FEMSA Cerveza to Labatt, which amounted to Ps. 124 million in 2001 and Ps. 117 million in 2000. Our consolidated income from operations (after participation in the results of affiliated companies) increased by 11.4% to Ps.
8.533 billion from Ps. 7.663 billion in 2000, driven primarily by a significant increase in profitability in Coca-Cola FEMSA, coupled with operating income growth in FEMSA Cerveza and FEMSA Comercio. Our consolidated operating margin increased by 80 basis points to 17.0% of consolidated total revenues, from 16.2% in 2000.

FEMSA Cerveza

     Total Revenues/Net Sales

     FEMSA Cerveza's net sales increased by 4.3% to Ps. 20.551 billion in 2001 from Ps. 19.709 billion in 2000. FEMSA Cerveza's total revenues increased by 4.3% to Ps. 20.703 billion in 2001 from Ps. 19.841 billion in 2000, mainly reflecting:

-    increase in total sales volume of 1.1% to 23.861 million hectoliters; and

- increase in domestic revenue per hectoliter of 3.9% to Ps. 877.5, reflecting the increase in the domestic price of beer, which in nominal terms averaged 9.0% and was implemented during the first four months of 2001. The net acquisition of third-party distributors during 2001 resulted in a reduction in wholesale margins (margins granted to distributors), which also contributed to the improvement in revenue per hectoliter.

     FEMSA Cerveza's domestic sales volume increased by 0.7% to 22.018 million hectoliters in 2001 from 21.867 million hectoliters in 2000, reflecting the combination of 12.7% volume growth in the first quarter, a decline of 4.3% and 3.1% in the second and third quarters respectively, and an increase of 0.5% in the fourth quarter of 2001, all relative to the comparable quarters of 2000.

     For the twelve months ended December 31, 2001, FEMSA Cerveza recorded 1.0% sales volume growth in the northern regions, where the company sustained the highest pricing levels nationwide. FEMSA Cerveza's sales volume increased by only 0.3% in the central and the southern regions on average, reflecting competitive pressures generated from lower prices from competitors and slower economic growth in the central and southern regions of the country during the second half of the year. It is worth noting that the growth in beer sales in northern Mexico for FEMSA Cerveza in 2001 was led by the northeast region, as the northwest was more affected by the sharp increase in unemployment from the many maquiladoras (manufacturing operations along the Mexico-U.S. border) that ceased operations early in 2001. Furthermore, the economic activity in northwest border cities was particularly affected by the sluggish U.S. economy as well as the strength of the Peso against the U.S. Dollar. We estimate that average per-capita consumption of beer in Mexico was 51.2 liters in 2001, which represents virtually no change relative to 2000.

     Both the can and the non-returnable glass presentations continued to increase as a percentage of domestic sales volume primarily at the expense of the one-liter returnable glass bottle presentations. In the twelve months of 2001, returnable presentations in the domestic markets accounted for 77.4% of the mix, compared to 78.8% in 2000. We attribute the increase in the proportion of non-returnable presentations to:

- decline in the relative prices of such presentations compared to returnable presentations; and

- decline in consumption of beer in returnable packages by the lower socioeconomic levels of the population, reflecting adverse economic conditions.

     Export sales volume grew by 6.6% to 1.84 million hectoliters for the twelve months of 2001. Sales volume to North America increased by 6.5% and accounted for 90.3% of FEMSA Cerveza's export sales volume. Prices for Tecate in the United States were increased in excess of the average price increase implemented in the imported beer category. Sales volume to Asia represented 4.0% of export sales volume in 2001, and grew at a pace of 20.1% as compared to 2000. Furthermore, FEMSA Cerveza made significant advancements in reducing the administrative and market-related expenses in connection with its international operations outside the Unites States. Export revenues decreased by 1.1% to Ps.
1.230 billion in 2001, and in U.S. Dollar terms, export revenues increased by 7.3% to US$123 million.

     In compliance with EITF No. 01-9 issued by the FASB, as described above in "--Results of Operations for the Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001", we reclassified Ps. 851 million of operating expenses as a reduction in net sales for the year 2001 and Ps. 636 million of operating expenses as a reduction in net sales for the year 2000.

     Gross Profit

     FEMSA Cerveza's cost of sales increased by only 1.0% to Ps. 8.927 billion in the twelve months of 2001 from Ps. 8.838 billion in 2000. FEMSA Cerveza recorded gross profit growth of 7.0% to Ps. 11.776 billion in 2001 from Ps.
11.003 billion in 2000. Consequently, gross margin improved by 150 basis points to 57.3% of net sales. Gross margin expansion at FEMSA Cerveza has shown four consecutive years of healthy growth, from 47.6% for the twelve months of 1997 to 57.3% in 2001. In 2001, the improvement in gross margin resulted from strong domestic pricing and a reduction of fixed and variable costs from:

- lower prices of raw materials and packaging costs resulting from a more competitive environment in the domestic market and the effect of the real appreciation of the Peso against the U.S. Dollar in U.S. Dollar-denominated prices of raw and packaging materials; and

- productivity enhancements and on-going cost reduction programs, such as headcount adjustments, designed to operate more efficiently under adverse economic conditions.

     Income from Operations

     FEMSA Cerveza's operating expenses increased by 7.5% to Ps. 8.069 billion for the twelve months ended December 31, 2001 from Ps. 7.510 billion in 2000, representing 39.0% of total revenues, compared to 37.8% of total revenue for the same period last year.

     Administrative expenses increased by 11.4% to Ps. 2.190 billion in 2001 from Ps. 1.966 billion in 2000. The rate of increase in administrative expenses did, however, decrease as the year progressed and expense containment and rationalization measures were implemented. Selling expenses increased by 6.1% to Ps. 5.879 billion in 2001 from Ps. 5.544 billion in 2000. The increase in operating expenses is attributable to the following factors:

- higher demand and channel-related expenses in connection with FEMSA Cerveza's strategic targeting of its consumers;

- incremental costs in connection with the roll-out of FEMSA Cerveza's new business model; and

- incremental expenses associated with the purchase of third-party distributors.

     FEMSA Cerveza's income from operations, after participation in the results of Labatt USA and before deduction of management fees paid to us and to Labatt, increased by 5.9% to Ps. 3.740 billion in 2001. FEMSA Cerveza's operating margin before management fees increased slightly by 30 basis points to 18.1% compared to 2000. Management fees paid to us and to Labatt grew by 6.0% and amounted to Ps. 413 million, representing 2.0% of total revenues in 2001 compared to Ps. 390 million recorded in 2000. FEMSA Cerveza's income from operations after deduction of management fees amounted to Ps. 3.326 billion, an increase of 5.9% compared to 2000.

Coca-Cola FEMSA

     Total Revenues/Net Sales

     Coca-Cola FEMSA recorded net sales of Ps. 16.612 billion in 2001, a 4.0% increase over net sales of Ps. 15.968 billion in 2000, and total revenues increased by 4.3% to Ps. 16.730 billion in 2001 from Ps. 16.035 billion in 2000. Net sales growth is primarily attributable to stable volume growth and pricing in the Mexican Territories and a significant improvement in the sales volume performance in the Buenos Aires Territory. Other revenues increased by 74.9% in the year and amounted to Ps. 117 million. This increase reflects a toll operations agreement with a neighboring Coca-Cola bottler in Argentina, signed in February whereby Coca-Cola FEMSA has been producing Coca-Cola brand beverages for sale in its territories. Coca-Cola FEMSA recorded volume growth of 3.6% in the combined Mexican Territories and an improvement in the average revenue per unit case of 1.1% during 2001, attributable mainly to successful revenue management practices and to a shift in the presentation mix; prices were not nominally increased in 2001. These improvements resulted in net sales growth of 4.8% in the combined Mexican Territories for 2001. We believe that the principal volume drivers in the Mexican Territories in 2001 were:

- the introduction of new products that met very favorable demand, such as "Senzao," a guarana-flavored carbonated beverage, and Ciel sparkling mineral water;

- the introduction of new packaging presentations that addressed specific market niches, such as the 250-ml PET non-returnable for flavored soft drinks, the 2-liter returnable PET for lower income areas, and the classic 8 oz non-returnable contour Coca-Cola bottle, for bars and restaurants; and

- continued emphasis on targeting consumers via sales promotions, events and sponsorships.

     Notwithstanding the difficult economic environment in Argentina, sales volume in the Buenos Aires Territory increased by 6.9% in 2001, despite a volume decline of 2.8% during the fourth quarter of 2001. Sales volume in this region declined by 1.5% in colas and increased by 34.4% for flavored soft drinks. The sales volume increase in Buenos Aires was attributable to the following factors:

- the volume growth of premium brands such as Coca-Cola light, Sprite light and Schweppes, which grew by 15.7% during 2001 as compared to the same period in 2000; and

- the strong performance of value protection brands such as Tai and Crush, which accounted for 11.8% of our total product mix in 2001.

     Average real price per unit case in Argentine pesos decreased by 9.3% during 2001 as a result of the growth of the value protection brands, a shift in product mix toward larger packaging presentations, and the decline in the Argentine economic environment. Total revenues in the Buenos Aires Territory decreased by only 0.5% for the full-year 2001, highlighting Coca-Cola FEMSA's success at extracting revenue from an economically depressed marketplace through sophisticated segmentation strategies, targeted promotions, and tolling production to other bottlers to improve plant utilization and efficiency.

     Gross Profit

     Coca-Cola FEMSA's cost of sales decreased by 0.5% to Ps. 7.738 billion in the year ended December 31, 2001 from Ps. 7.773 billion in 2000, and gross profit increased by 8.8% to Ps. 8.992 billion from Ps. 8.262 billion in 2000. Gross margin expanded by 240 basis points to 54.1% of net sales in 2001 from 51.7% of net sales in 2000. Coca-Cola FEMSA's Mexican operations experienced a gross margin expansion of 220 basis points for the full year 2001. This expansion in gross margin resulted mainly from strong top line growth over a decreasing cost base. The increase in cost efficiency reflects:

-    higher fixed-cost absorption driven by sales volume growth;

- lower unit price of certain raw materials due to the appreciation of the Peso against the U.S. Dollar; and

- fixed-cost reductions resulting from the closing of one plant and two distribution facilities in the Valley of Mexico during 2001 and two plants in the Southeast of Mexico during 2000.

     In Buenos Aires, cost of sales as a percentage of net sales decreased by 40 basis points in 2001, mainly due to fixed-cost reductions resulting from productivity and efficiency initiatives and the closing of the San Justo plant in 2000 and the Roca distribution center in 2001.

     Income from Operations

     For the year ended December 31, 2001, operating expenses decreased by 1.1% to Ps. 5.018 billion from Ps. 5.074 billion in 2000. As a percentage of total revenues, operating expenses dropped 160 basis points to 30.0% in 2001 compared to 31.6% in 2000. The decrease in operating expenses resulted from a decline of 1.3% in administrative expenses (excluding goodwill amortization) to Ps. 1.287 billion in 2001, and of 1.0% in selling expenses to Ps. 3.731 billion in 2001. The reduction in Coca-Cola FEMSA's administrative expenses was primarily due to lower administrative expenses in both Mexico and Buenos Aires, reflecting significant savings achieved in Buenos Aires from headcount optimization across Coca-Cola FEMSA and the implementation of a seasonal labor program.

     Selling expenses for Coca-Cola FEMSA in Mexico decreased by 1.8%, as a percentage of total revenues, representing a decline of 150 basis points, which in turn reflects a combination of the following factors:

-    increase in sales volume;

-    decrease in distribution costs; and

- lower bottle breakage and case replacement costs due to a higher non-returnable volume mix.

     In contrast, selling expenses increased 5.1% in the Buenos Aires Territories in 2001, which represented an increase of 170 basis points as a ratio to total revenues, resulting from higher marketing costs.

     Coca-Cola FEMSA's income from operations after goodwill amortization increased by 25.7% to Ps. 3.873 billion in 2001 from Ps. 3.080 billion in 2000, reflecting the combined effect of the following:

- an increase of 25.4% in income from operations of Coca-Cola FEMSA's Mexican operations; and

- an increase of 8.1% in income from operations of Coca-Cola FEMSA's Argentine operations.

Coca-Cola FEMSA recorded goodwill amortization of Ps. 101 million in 2001, a decrease of 7.0% as compared to 2000. Coca-Cola FEMSA's operating margin increased by 400 basis points to 23.2% of total revenues in 2001 from 19.2% of total revenue in 2000.

FEMSA Comercio

     Total Revenues/Net Sales

     FEMSA Comercio's net sales increased by 19.8% for the twelve months ended December 31, 2001 to Ps. 10.731 billion from Ps. 8.956 billion in 2000, surpassing the one-billion-dollar annual sales milestone. Total revenues also increased by 19.8% to Ps. 10.732 billion in 2001 from Ps. 8.957 billion in 2000. The increase in net sales is mainly a result of the aggressive growth in selling space of the Oxxo convenience store chain during 2001, which added a net of 297 new stores to reach a total of 1,779 stores, representing a growth of average selling space of 20.0% as compared to 2000. The expansion process was marked by further penetration into border cities in the north and large cities in the southeast, and by accelerated saturation in the hub cities of Monterrey, Mexico City and Guadalajara.

     Oxxo's average same-store sales increased by 4.5% in 2001, a significant reduction in the pace of growth displayed during the three previous years, which underlines the challenges encountered in the northern markets and a weak economy in general.

     Average monthly traffic per store increased by 2.6%, and the average sale per customer increased by 1.9% during the full year 2001, which was achieved in spite of the difficult economic and competitive conditions in the northern border markets, compounded by a strong Peso-Dollar exchange rate, which increasingly induce shoppers to buy relatively cheaper groceries in the United States.

     Oxxo increased its same-store revenues by applying carefully tailored promotions that enhance the value offered to its shoppers. In addition, Oxxo has developed a program to continuously roll-out high impact cross promotions both on national and local scales, many of which feature FEMSA Cerveza's products or support their marketing campaigns. Examples of these include the launch of the Tecate 16 oz can presentation and special contests related to the CART Series Tecate Grand Prix in 2001.

     Gross Profit

     FEMSA Comercio recorded gross profit of Ps. 2.755 billion for the twelve months ended December 31, 2001, a 19.7% gain over the Ps. 2.302 billion recorded for the twelve months ended December 31, 2000. The gross margin remained constant at 25.7% of net sales, reflecting Oxxo's ability to maintain a stable cost structure in an environment of rapid selling space growth.

     Income from Operations

     Operating expenses increased by 21.8% to Ps. 2.352 billion for the twelve months ended December 31, 2001 from Ps. 1.931 billion in 2000 and increased by 30 basis points as a ratio to total revenues to 21.9% in 2001 from 21.6% in 2000. The increase in operating expenses is primarily attributable to:

-    an accelerated increase in the number of stores;

- investments in central office infrastructure, distribution centers and personnel necessary to support the rapid expansion of the Oxxo chain;

- investments in an integrated ERP system platform that reengineers the logistics of merchandise supply across the whole store chain;

- investments in more flexible in-store management software, which features improved connectivity with central headquarters;

-    investments in the development of the Bara discount store chain; and

-    expenses related to the setup of FEMSA Comercio's e-commerce initiatives.

     FEMSA Comercio recorded income from operations, before deduction of management fees, of Ps. 404 million in 2001, an increase of 8.9% from the Ps. 371 million recorded in 2000. However, FEMSA Comercio's income from operations, excluding the operating loss recorded by the Bara Discount stores and the expenses in connection with the infrastructure for e-commerce and technological projects, improved by 33.9% from 2000 to 2001. FEMSA Comercio's operating margin before management fees decreased by 30 basis points to 3.8% of total revenues in 2001 from 4.1% in 2000. In 2001, management fees amounted to Ps. 106 million or 1.0% of total revenues compared to Ps. 66 million or 0.7% of total revenues in 2000. FEMSA Comercio's operating margin after deduction of management fees decreased by 60 basis points to 2.8% of total revenues in 2001 from 3.4% of total revenues in 2000.

FEMSA Empaques

     Total Revenues/Net Sales

     FEMSA Empaques experienced a 5.1% decline in net sales to Ps. 6.569 billion for the twelve months ended December 31, 2001 from Ps. 6.919 billion for the twelve months ended December 31, 2000. Total revenues also decreased by 5.1% to Ps. 6.577 billion in 2001 from Ps. 6.929 billion in 2000, which was mainly attributable to:

- decrease in the volumes of FEMSA Empaques' main product lines, including beverage cans and glass bottles, which together represent 52.9% of FEMSA Empaques' net sales;

- lower prices for finished beverage cans as a result of the extremely competitive environment; and

- the negative effect of the real appreciation of the Peso against the U.S. Dollar on the Peso revenues of U.S. Dollar-denominated packaging products, namely beverage cans and crown caps.

     The volume of glass bottles, crown caps, and refrigerators increased by 23.0%, 4.7% and 4.1%, respectively, in 2001 over 2000, while the volume of beverage cans decreased by 6.4% in 2001 over 2000.

     Sales volumes for crown caps continue to increase despite the decline in demand for crown caps in the domestic market, reflecting FEMSA Empaques' success in the export markets, particularly to North America. As of December 31, 2001 FEMSA Empaques supplied crown caps for one hundred percent of Coors' and Labatt's crown caps supply. Average pricing for crown caps decreased by approximately 5% in 2001.

     Volumes of commercial refrigerators increased significantly in 2001 as FEMSA Empaques supplied all the sub-zero capable refrigerators required by the rollout of FEMSA Cerveza's cooler placement program. Additionally, FEMSA Empaques was a major supplier for Coca-Cola FEMSA in its cooler placement program.

     Volumes of glass bottles increased significantly as a result of the following factors:

- the purchase of non-returnable 8 oz glass bottles by Coca-Cola FEMSA for its new Coca-Cola presentation;

- the purchase of returnable glass bottles by FEMSA Cerveza for its bottle replacement program since most of FEMSA Cerveza volumes are sold in a glass bottle returnable presentation;

-    increase in sales to third party clients; and

-    decrease in real prices of glass bottles by approximately 13% in 2001.


     The beverage can business was affected in 2001 by a combination of the following factors:

- reduction in the real price of beverage cans of approximately 6%, which is quoted in U.S. Dollars;

- decline in volume sold to Coca-Cola FEMSA and IEQSA, as a result of lower demand for canned soft drinks; and

-    reduction in exports of beverage cans.

     FEMSA Cerveza increased its purchases of beverage cans in 2001 principally as a result of its promotion of the 16 oz Tecate can.

     Export revenues decreased by 11.0% to Ps. 642 million and represented 9.8% of net sales in 2001, compared to Ps. 722 million, which represented 10.5% of net sales in 2000. In U.S. Dollar terms, export revenues decreased by 4.1% to US$64 million.

     Intercompany sales accounted for 56.4% of FEMSA Empaques' total revenues for the twelve months ended December 31, 2001, compared to 53.4% for the same period last year. These intercompany sales are eliminated in our consolidated financial statements.

     Gross Profit

     FEMSA Empaques' cost of sales decreased by 3.2% to Ps. 5.057 billion for the twelve months ended December 31, 2001 from Ps. 5.221 billion in 2000. Gross profit decreased by 11.0% to Ps. 1.520 billion in 2001 from Ps. 1.708 billion in 2000, and gross profit margin decreased by 160 basis points to 23.1% of net sales in 2001, as compared to 24.7% in 2000, reflecting:

-    reduction in net sales;

- reduction in the gross margin of the beverage can and crown cap operations as a result of the real appreciation of the Peso against the U.S. Dollar; and

- depressed pricing environment for packaging products in the domestic market as a result of increased competition.

     Income from Operations

     Operating expenses decreased by 5.4% to Ps. 564 million for the twelve months ended December 31, 2001 from Ps. 596 million in 2000 and remained constant as a percentage of total revenues at 8.6%. For the full year 2001, FEMSA Empaques recorded declines in both selling and administrative expenses as a result of lower volumes and headcount reductions.

     Income from operations before deduction of management fees decreased by 14.0% to Ps. 957 million in 2001 from Ps. 1.112 billion for 2000, which primarily reflects the decline in net sales and in gross profit. FEMSA Empaques recorded an operating margin before deduction of management fees of 14.5% in 2001, compared to a 16.0% margin recorded in 2000, a reduction of 150 basis points. In 2001, management fees amounted to Ps. 101 million, or 1.5% of total revenues, compared to Ps. 103 million recorded in 2000, also 1.5% of total revenues. FEMSA Empaques' operating margin after deduction of management fees was 13.0% in 2001 compared to 14.6% in 2000, a reduction of 160 basis points. The contraction in operating margin reflects the fact that businesses like FEMSA Empaques, which have certain Peso-denominated operating costs (such as wages and salaries, distribution and selling expenses and administrative overhead) and record revenues denominated in U.S. Dollars, typically experience contracting operating margins in periods of Peso appreciation.

Logistica

     For the year ended December 31, 2001, Logistica recorded net sales of Ps.
1.532 billion, a decrease of 1.1% compared to the Ps. 1.549 billion recorded in 2000. Total revenues decreased by 0.5% to Ps. 1.540 billion in 2001 from Ps.
1.549 billion in 2000. Logistica generated Ps. 211 million in gross profit and Ps. 99 million in operating profit (which excludes operating expense in connection with e-commerce projects). As of December 31, 2001 Logistica mainly provided services to affiliates, and thus as a result approximately 90% of Logistica's revenues are not reflected in our consolidated financial statements. FEMSA Cerveza, Coca-Cola FEMSA and FEMSA Empaques accounted for approximately 66%, 14% and 10% of Logistica's revenues, respectively, in 2001.

FEMSA Consolidated--Net Income

     FEMSA's consolidated net income increased by 30.1% from Ps. 3.827 billion recorded in 2000 to Ps. 4.980 billion for the twelve months ended December 31, 2001. The increase in net income is the result of:

-    an 11.4% increase in consolidated income from operations; and

-    a decline of 82.0% in the consolidated integral result of financing.

         The term "integral result of financing" refers to the combined financial effects of:

-    net interest expense or interest income;

-    net foreign exchange gain or loss; and

-    net gain or loss on monetary position.

     Please refer to Note 4(n) of our consolidated financial statements for a description of the integral result of financing components.

     In the twelve months ended December 31, 2001, we recorded a consolidated integral result of financing expense of Ps. 282 million, significantly lower than the consolidated integral result of financing expense of Ps. 1.571 billion recorded for 2000. In the twelve months of 2001, consolidated net interest expense decreased by 34.4% to Ps. 472 million compared to Ps. 719 million in the comparable period of 2000. The decline in net interest expense is primarily attributable to a decline of 18.3% in our interest expense from Ps. 1.160 billion in 2000 to Ps. 948 million in 2001, which in turn reflects:

- a 100 basis point reduction in the weighted average cost of debt reflecting lower base rates for our variable-rate debt;

-    a slight decline in our average indebtedness; and

- the appreciation of the Peso against the U.S. Dollar of 4.5% when comparing the year-end exchange rate of 9.18 in December 31, 2001 to the year-end exchange rate of 9.61 in December 31, 2000, in terms of its impact on our U.S. Dollar-denominated debt.

     In addition, consolidated interest income increased by 7.9%, from Ps. 441 million in 2000 to Ps. 476 million in 2001 reflecting higher cash balances despite lower interest rates earned on Peso investments as compared to 2000. As of December 31, 2001, our weighted average cost of debt was 7.8%, 100 basis points lower than the weighted average cost of debt as of December 31, 2000.

     We recorded a consolidated foreign exchange gain of Ps. 230 million compared to a foreign exchange loss of Ps. 1.121 billion recorded in 2000, primarily reflecting the effect of the appreciation of the Peso against the U.S. Dollar on our U.S. Dollar denominated indebtedness during 2001 and a foreign exchange gain of Ps. 69 million recorded by Coca-Cola FEMSA Buenos Aires during the fourth quarter of 2001 from holding U.S. Dollar-denominated assets. The foreign exchange loss we recorded in 2000 was mostly related to the loss recorded from foreign exchange forward contracts entered into during 2000.

     The loss in consolidated monetary position amounted to Ps. 40 million reflecting the increase in our Mexican operations' net monetary asset position as well as declining Mexican inflation.

     Other Expenses (Income)

     Consolidated other expenses for 2001 amounted to Ps. 297 million, compared to consolidated other income of Ps. 243 million recorded for 2000. The expenses recorded in 2001 were in connection with asset impairments, write-offs and severance related costs.

     Income Tax, Tax on Assets, and Employee Profit Sharing

     Our consolidated income before income tax, tax on assets and employee profit sharing increased by 25.6% to Ps. 7.954 billion in 2001 from Ps. 6.335 billion in 2000, primarily reflecting the increase in the consolidated net integral cost of financing. Our taxes are computed on a consolidated basis, and we are the consolidating entity for tax purposes. Our consolidated income tax, tax on assets and employee profit sharing amounted to Ps. 2.945 billion in 2001, an increase of 17.4% relative to the 2.508 billion recorded for 2000. Of the Ps.
2.945 billion, Ps. 2.765 billion is current income tax expense, Ps. 292 is employee profit sharing expense, and Ps. 112 million is deferred income tax gain. Our combined effective rate for the full year 2001 was 37.0%, lower than the 39.6% combined effective rate for the full year 2000 as a result of a reduction in the Mexican statutory income tax rate.

     Net Income

     Our consolidated net income increased by 30.1% amounting to Ps. 4.980 billion for 2001 compared with Ps. 3.827 billion recorded in 2000, primarily reflecting the improvement in consolidated income from operations and a reduction in the consolidated integral results of financing. Consolidated net majority income amounted to Ps. 3.393 billion for 2001, an increase of 23.5% as compared with Ps. 2.748 billion recorded for 2000. Net majority income per FEMSA Unit amounted to Ps. 3.203, compared with Ps. 2.589 for last year, an increase of 23.7%. See "Item 9. The Offer and Listing--Description of Securities."

                         Liquidity and Capital Resources

Liquidity

     Currently, each of our subholding companies finance their business and capital requirements. Although we have historically followed centralized financing strategies, whereby Emprex was responsible for the majority of our financing transactions and funds were lent to our operating subsidiaries, as of December 31, 2002, 88.5% of our outstanding consolidated indebtedness was incurred at the level of the subholding companies. This strategy is attributable, in part, to the inclusion of third parties in the capital structure of both FEMSA Cerveza and Coca-Cola FEMSA. In 1996, however, this policy was also implemented with respect to FEMSA Empaques and FEMSA Comercio. We believe that we have been able to improve our overall financing profile and that of each of our subholding companies through this policy. We expect to continue to finance our operations primarily at the level of the subholding companies.

     The principal source of liquidity of each subholding company has generally been generated from operations. We have traditionally been able to rely on cash generated from operations because a significant majority of the sales of FEMSA Cerveza, Coca-Cola FEMSA and FEMSA Comercio are on a cash or short-term credit basis, and FEMSA Comercio's Oxxo stores are able to finance a significant proportion of their initial and ongoing inventories with supplier credit. Our principal use of cash has generally been for capital expenditure programs, debt repayments and dividend payments.

                             Principal Uses of Cash

                                                                         For the Year Ended December 31,
                                                                          (Millions of Constant Pesos)
                                                                    2002                2001                2000
                                                                    ----                ----                ----
Net resources generated by operations....................        Ps. 9,182        Ps.    9,390       Ps.    7,984
Capital expenditures(1)..................................           (5,540)             (5,314)            (4,571)
Bank loans, notes and interest payable...................            5,482                (508)              (620)
Dividends declared and paid..............................           (1,140)               (632)              (720)

(1) Includes Property, Plant and Equipment plus Deferred Charges.

     Our subholding companies generally incur short-term indebtedness, in the event that they are temporarily unable to finance operations or meet any capital requirements with cash from operations. A significant decline in the business of any of our subholding companies may affect such subholding company's ability to fund its capital requirements. A significant and prolonged deterioration in the Mexican economy or in our business may affect our ability to obtain short-term and long-term credit on terms satisfactory to us.

     We have traditionally financed significant acquisitions, principally Coca-Cola FEMSA's acquisition of Coca-Cola Buenos Aires in 1994 and more recently our acquisition of Panamco in May 2003, capital expenditures and other capital requirements that could not be financed with cash from operations by incurring long-term indebtedness.

     Servicing the substantial indebtedness incurred by Coca-Cola FEMSA in connection with the acquisition of Panamco will require a significant amount of Coca-Cola FEMSA's future net resources from operations and may decrease the amount available to it to invest in its business, meet its other obligations or obtain other financing on satisfactory terms. In addition, the terms of the indebtedness may restrict Coca-Cola FEMSA's ability to incur additional indebtedness. See "--Acquisition of Panamco."

     We believe that our sources of liquidity as of December 31, 2002 were adequate for the conduct of our subholding companies' businesses and that we will have sufficient funds available to meet our expenditure demands and financing needs in 2003.

Contractual Obligations

     The table below sets forth our significant long-term contractual obligations as of December 31, 2002:

                             Contractual Obligations
                             As of December 31, 2002
                                   In Millions


                                                          Operating Leasing                    Other
                                 Long-Term Debt             Commitments                Contractual Obligations
                                Pesos     Dollars       Pesos          Dollars          Pesos         Dollars
2003.......................   Ps.  180   $    859      Ps.  236         $   26            --           $ 16(1)
2004.......................        180      3,527           213             22            --               1
2005.......................        680      1,297           200             16            --               1
2006.......................        910      3,428           187              8            --               1
2007.......................      1,250      1,200           173              4            --              --
2008.......................         --         19           159             --            --              --
2009 and thereafter........         --         43           968             --            --              --

(1) Refers to the contract with Pemex described in "Item 11. Quantitative and Qualitative Disclosure About Market Risk--Commodity Price Risk and a capital lease."

     As of December 31, 2002, we had total consolidated indebtedness of approximately Ps. 13,806 million, of which Ps. 4,003 million was due within one year and Ps. 10,679 million was long-term debt. As of December 31, 2002, our consolidated average cost of borrowing was approximately 6.9%, compared to an average cost of borrowing of 7.8% in 2001. The decrease in our average cost of borrowing mainly reflects a decrease in the London interbank offered rate, or LIBOR, a benchmark rate used for Eurodollar loans. As of December 31, 2002, 69.6% of our consolidated indebtedness was denominated and payable in U.S. Dollars.

         The following table shows the allocations of debt among the companies:


                                                           Debt Profile of the Companies
                                                              As of December 31, 2002

                                Short-term      Long-term
Obligor                          Debt(1)        Debt(2)        Total Debt            Average Cost
                                             (in Millions of Constant Pesos)       Pesos        Dollars
FEMSA Holding
(Peso denominated debt)           959               --             959              9.4%
FEMSA Holding
(Dollar denominated debt)         628               --             628                            2.2%
FEMSA Cerveza
(Peso Denominated debt)            41            3,200           3,241              8.5%
FEMSA Cerveza
(Dollar denominated debt)          --            2,684           2,684                            7.5%
Coca-Cola FEMSA(3)                 --            3,179           3,179                --          9.1%
FEMSA Comercio(4)                 471              837           1,308                --          2.7%
FEMSA Empaques(4)               1,028              703           1,731                --          2.9%
FEMSA Logistica                    --               76              76                --          4.6%
  Total                    Ps.  3,127      Ps.  10,679       Ps. 13,806              8.7%         6.2%
                           ==========     ============       ==========           ========      =======

(1)  Excludes letters of credit, bank drafts and notes payable.
(2)  Includes the Ps. 876 million current portion of long-term debt.
(3) Coca-Cola FEMSA incurred significant indebtedness in connection with the acquisition of Panamco in May 2003 "--Indebtedness Incurred in Connection with the Acquisition of Panamco."
(4)  Excludes subordinated intercompany debt.

     Generally, the covenants contained in the credit facilities entered into by our subholding companies include limitations on the incurrence of any additional debt based on debt service coverage ratios or leverage tests. The credit agreements entered into by our subholding companies or their subsidiaries also generally include restrictive covenants applicable to our subholding companies and their subsidiaries. There are no cross-guarantees between subholding companies, and neither Emprex nor we have provided guarantees with respect to any of the debt obligations of our subholding companies.

     The following is a summary of our indebtedness by subholding company:

- FEMSA Cerveza. As of December 31, 2002, FEMSA Cerveza's total outstanding debt was Ps. 5,925 million, which included Ps. 41 million of outstanding short-term trade and working capital loans under three different facilities. As of December 31, 2002, FEMSA Cerveza had approximately Ps. 5,884 million of long-term debt outstanding that included a Ps. 272 million medium-term revolving loan, Ps. 3,625 million of equipment financing loans, and Ps. 1,987 million private placement secured notes, of which Ps. 418 million was paid in February 2003 and Ps. 1,569 million is payable in October 2004. As of December 31, 2002, FEMSA Cerveza had U.S. Dollar-denominated approved, uncommitted lines of credit totaling approximately Ps. 2,876 million, of which Ps. 2,835 million was available as of such date. FEMSA Cerveza's average cost of debt as of December 31, 2002 was 8.5% in Pesos and 7.5% in U.S. Dollars mainly due to the relative weight of a new peso-denominated loan whose interest rate is 8.8%, and to the increase in the Cetes rate.

- Coca-Cola FEMSA. Coca-Cola FEMSA's current financing policy is to rely primarily on internally generated resources to fund existing operations and capital expenditures relating to these operations while relying on external resources to finance the acquisition of new bottling territories. Coca Cola FEMSA incurred significant new indebtedness in May 2003 in connection with the acquisition of Panamco. See "--Indebtedness Incurred in Connection with the Acquisition of Panamco." As of December 31, 2002, Coca-Cola FEMSA's total indebtedness amounted to Ps. 3,179 million of long-term debt. Coca-Cola FEMSA's long-term indebtedness as of December 31, 2002 is related to:

     - the acquisition of a 51% interest in the Buenos Aires Territory from The Coca-Cola Company, for which Coca-Cola FEMSA borrowed approximately Ps. 1,046 million under a 10-year private placement that matures in 2004; and

     - a Ps. 2,092 million 10-year Yankee bond issued in October 1996, the proceeds of which were primarily used to repay short-term indebtedness incurred to increase Coca-Cola FEMSA's interest in Coca-Cola FEMSA Buenos Aires to 75% and to fund the purchase of certain corporate assets of an Argentine Coca-Cola bottler, SIRSA, including inventory and the assignment of certain commercial contracts.

         As of December 31, 2002, Coca-Cola FEMSA had U.S. Dollar-denominated, uncommitted approved lines of credit totaling approximately Ps. 3,220 million, all of which was available as of such date. Coca-Cola FEMSA's average cost of debt was 9.1% in U.S. Dollars as of December 31, 2002 and 2001.

- FEMSA Comercio. As of December 31, 2002, FEMSA Comercio's total outstanding debt was Ps. 1,308 million which consisted of a Ps. 837 long-term syndicated loan denominated in U.S. Dollars that matures in August 2006, and Ps. 471 million of U.S. Dollar-denominated short-term debt maturing during 2003. As of December 31, 2002, FEMSA Comercio had U.S. Dollar-denominated approved, uncommitted lines of credit totaling Ps. 601 million of which Ps. 131 million was available as of such date. FEMSA Comercio's average cost of debt was 2.7% in U.S. Dollars as of December 31, 2002 compared to 4.8% as of December 31, 2001.

- FEMSA Empaques. As of December 31, 2002, FEMSA Empaques' total outstanding debt was Ps. 1,731 million, Ps. 1,028 million of which consisted of short-term trade and working capital loans and the remaining Ps. 703 million of long-term indebtedness. As of December 31, 2002, FEMSA Empaques' long-term debt obligations amounted to Ps. 75 million under long-term credit agreements incurred in connection with equipment financing transactions and/or government sponsored export-financing programs of the countries of origin of such equipment and Ps. 628 million of a long term syndicated loan maturing in December 2005. As of December 31, 2002, FEMSA Empaques had U.S. Dollar-denominated approved, uncommitted lines of credit totaling Ps. 1,349 million, of which Ps. 324 million was available as of such date. FEMSA Empaques' average cost of debt was 2.9% as of December 31, 2002 compared to 5.7% as of December 31, 2001; and

- FEMSA Logistica. As of December 31, 2002, FEMSA Logistica had total obligations of Ps. 76 million in the form of a mortgage loan that matures in May 2006 and November 2007. FEMSA Logistica's cost of debt was 4.6% as of December 31, 2002 compared to 6.8% as of December 31, 2001.

Indebtedness Incurred in Connection with the Acquisition of Panamco

         Coca-Cola FEMSA has incurred the following new indebtedness in 2003, totaling US$1,978 million, in connection with the acquisition of Panamco:

- Bridge Loans in the amount of Ps. 1,006.2 million and US$739 million, each of which matures April 28, 2004;

- Term Loans in the amount of Ps. 2,741.3 million (maturing in five years, with semi-annual installments beginning in 30 months), US$286.5 million (maturing in three years) and US$208.5 million (maturing in five years, with semi-annual installments beginning in 30 months); and

- Mexican Certificados Bursatiles in the amount of Ps. 2,000 million (maturing in four years), Ps. 1,250 million (maturing in five years) and Ps. 1,000 million (maturing in seven years).

     Coca-Cola FEMSA has also acquired approximately US$512.1 million of existing indebtedness of Panamco, which is denominated in U.S. Dollars, Mexican Pesos and Colombian Pesos. The Bridge Loans and, to the lesser extent the Term Loans and Certificados Bursatiles contain restrictions on the conduct of the business of Coca-Cola FEMSA. Specifically, the Bridge Loans significantly restrict the ability of Coca-Cola FEMSA and its subsidiaries to incur additional indebtedness, to make investments or acquisitions, to dispose of assets or to engage in certain other fundamental transactions and require Coca-Cola FEMSA to maintain certain financial ratios. Although in connection with the acquisition, Coca-Cola FEMSA paid off a significant portion of the debt of Panamco and its subsidiaries. Panamco and its subsidiaries continue to have other indebtedness.

Capital Expenditures

     For the past four years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Principal components of our capital expenditures have been for equipment, market-related investments, and production capacity and distribution network expansion at FEMSA Cerveza and at Coca-Cola FEMSA; the construction of new Oxxo stores at FEMSA Comercio; and plant improvements at FEMSA Empaques.

Expected Capital Expenditures for 2003

     Our capital expenditure budget for 2003 is expected to be approximately Ps.
11.1 billion. The following discussion is based on each of our subholding companies' internal 2003 budgets. The capital expenditure plan for 2003 is subject to change based on market and other conditions and the subsidiaries' results of operations and financial resources.

     FEMSA Cerveza's capital expenditure budget for 2003 is expected to be approximately Ps. 4.9 billion. FEMSA Cerveza expects to allocate part of this budget for investments in its manufacturing facilities, predominantly related to marginal capacity expansions of its breweries and equipment modernization. FEMSA Cerveza also expects to apply a portion of this budget towards the improvement of its distribution assets, including new and replacement vehicles, towards the maintenance of a secondary distribution fleet and towards its ERP and information technology systems. In addition, FEMSA Cerveza plans to invest in commercial and market-related activities such as the enhancement of its retail coverage, to acquire third-party distributors, to develop long-term sponsorships and to place refrigeration equipment nationwide.

     Coca-Cola FEMSA's capital expenditure budget for 2003 is expected to be approximately Ps. 3.7 billion. Coca-Cola FEMSA plans to allocate a portion of this budget towards facilitating the integration of operations within the facilities acquired as a result of the Panamco acquisition. This integration includes standardizing its information systems and overhauling plant facilities and distribution centers. In addition, portions of its budget are expected to be allocated towards investments in returnable bottles and cases and market-related investments, primarily for the placement of refrigeration equipment

     Coca-Cola FEMSA estimates that approximately 80% of its capital expenditure budget for 2003 will be spent in its Mexican Territories. Coca-Cola FEMSA believes that internally generated funds and borrowing from third-party sources, if needed, will be sufficient to meet its capital expenditure and working capital requirements for 2003. Coca-Cola FEMSA's capital expenditure budget for 2003 is subject to change based on market and other conditions and its results of operations and financial resources. Coca-Cola FEMSA's ability to incur new indebtedness is limited.

     FEMSA Comercio's capital expenditure budget in 2003 is expected to total approximately Ps. 1.9 billion. The year 2003's budget will be allocated to the addition of new Oxxo stores and to a lesser extent to the opening of Bara stores and the refurbishing of the existing Oxxo stores. In addition, investments are planned in FEMSA Comercio's information technology and ERP software systems.

     FEMSA Empaques' capital expenditure budget for 2003 is expected to be approximately Ps. 650 million to be allocated among its various product lines and facilities.

Hedging Activities

     Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

     In connection with our trading activities we have entered into commodity contracts to hedge against price fluctuations and other market risks. FEMSA Cerveza has entered into derivative contracts to hedge interest rates and the prices of natural gas. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk--Commodity Price Risk."

     The following table provides a summary of the fair value of derivative instruments as of December 31, 2002. The fair market value is obtained mainly from external sources, which are our counterparties to the contracts.

                                                                                Fair Value
                                                                           At December 31, 2002
                                                                       (Millions of Constant Pesos)

                                                       Maturity      Maturity                   Maturity in    Total
                                                     less than 1       1 - 3        Maturity    excess of 5     fair
                                                         year          years      4 - 5 years      years       value
Prices quoted by external sources................          19             1           --            --           20


                  Plan for the Disposal of Certain Fixed Assets

     We have identified certain fixed assets consisting of land, buildings and equipment for disposal, and we have an approved program for disposal of these fixed assets. These assets are not in use and have been valued at their estimated realizable value, according to independent appraisals. These assets are allocated as follows:

                                                                                        December 31,
In Millions of Pesos                                                                2002            2001
FEMSA Cerveza...............................................................       Ps. 393         Ps. 303
Coca-Cola FEMSA.............................................................           --              26
FEMSA Empaques..............................................................           39              33
FEMSA.......................................................................          328             352
                                                                                      ---             ---
    Total...................................................................      Ps. 760         Ps. 714

     Fixed assets recorded at their estimated realizable value are considered monetary assets on which a loss on monetary position is computed and recorded in the results of operation.

                            U.S. GAAP Reconciliation

     The principal differences between Mexican GAAP and U.S. GAAP that affect our net majority income and majority shareholders' equity relate to the accounting treatment of the following items:

-    deferred income taxes and deferred employee profit sharing;
-    goodwill amortization;
-    capitalization of interest expense; and
-    restatement of imported machinery and equipment.

For a more detailed description of the differences between Mexican GAAP and U.S. GAAP as they relate to us and a reconciliation of net majority income and majority shareholders' equity under Mexican GAAP to net income and shareholders' equity under U.S. GAAP, see Notes 24 and 25 to our consolidated financial statements.

     Pursuant to Mexican GAAP, our consolidated financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and B-12. These effects were not reversed in the reconciliation to U.S. GAAP.

     Under U.S. GAAP, we had net income of Ps. 3,083 million and Ps. 3,178 million in 2002 and 2001, respectively. Under Mexican GAAP, we had net majority income of Ps. 2,837 million and Ps. 3,393 million in 2002 and 2001, respectively. In 2002, net income under U.S. GAAP was higher than net majority income under Mexican GAAP, mainly as a result of the effect of deferred income taxes and deferred employee profit sharing. In 2001, approximate net income under U.S. GAAP was lower than net majority income under Mexican GAAP, mainly as a result of the amortization of the goodwill, generated in the acquisition of the minority interest of Emprex through the 1998 exchange offer. (See Notes 4(m) and 24(i) and (l) to our consolidated financial statements.)

     Shareholders' equity under U.S. GAAP as of December 31, 2002 and 2001 was Ps. 36,767 million and Ps. 35,196 million, respectively. Under Mexican GAAP, majority shareholders' equity as of December 31, 2002 and 2001 was Ps. 23,015 million and Ps. 21,173 million, respectively. The principal reasons for the difference between majority shareholders' equity under U.S. GAAP and Mexican GAAP were the effect of the goodwill generated by the minority interest acquisition and the restatement of imported machinery and equipment, partially offset by effects of deferred income taxes and deferred employee profit sharing.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                                    Directors

     Management of our business is vested in the board of directors (the "Board of Directors"). Our bylaws provide that the Board of Directors consists of the number of Directors and Designated Alternate Directors elected by our shareholders at the annual ordinary general shareholders meeting. Directors are elected for a term of one year, although they remain in office until successors are appointed. Alternate Directors are authorized to serve on the Board of Directors in place of Directors who are unable to attend meetings and may participate in the activities of the Board of Directors. Since May 11, 1998, our Board of Directors has consisted of eighteen members. Our bylaws provide that the holders of the Series B Shares elect at least eleven Directors and that the holders of the Series D Shares elect five Directors. The shareholders may designate Alternate Directors to cover the absences of a specific Director. Upon the issuance of Series L Shares or upon the conversion of the Series D-L Shares, the holders of the Series L Shares will be entitled to elect two Directors. See "Item 10. Additional Information--Bylaws."

     The names and positions of the current members of the Board of Directors, their dates of birth and information on their principal business activities outside our company are outlined in the following table. In each case, the date presented as "First elected" corresponds to the earliest appointment to the Board of Directors of either FEMSA, Emprex or FEMSA's predecessor Valores Industriales, S.A. See "Item 4. Information on the Company--The Reorganization."

                           Board of Directors of FEMSA
Series "B" Directors
Eugenio Garza Laguera                        Born:                      December 1923
     Director and Honorary                   First elected:             1960
     Life Chairman                           Term expires:              2004
                                             Other directorships:       Honorary Life Chairman of Coca-Cola FEMSA,
                                                                        Instituto Tecnologico de Estudios Superiores
                                                                        de Monterrey ("ITESM") and BBVA Bancomer.
                                             Business experience:       Joined FEMSA in 1946 in the research
                                                                        department of Cerveceria Cuauhtemoc.
                                             Other experience:          Holds degrees in chemical engineering from the
                                                                        University of  Texas and in business administration from
                                                                        ITESM.
                                             Alternate director:        Mariana Garza de Trevino(3)(9)

Jose Antonio Fernandez(1)                    Born:                      February 1954
Director and Chairman of the Board           First elected (Chairman):  2001
                                             First elected (Director):  1984
                                             Term expires:              2004
                                             Principal occupation:      Chief Executive Officer of FEMSA
                                             Other directorships:       Chairman of the Board of Coca-Cola FEMSA,
                                                                        Vice-Chairman of the Board of ITESM and
                                                                        Member of the Boards of BBVA Bancomer, Grupo
                                                                        Industrial Saltillo, S.A. de C.V., Industrias
                                                                        Penoles, S.A. de C.V. and Grupo Industrial
                                                                        Bimbo, S.A. de C.V. ("Grupo Bimbo").

                                             Business experience:       Joined FEMSA's strategic planning department
                                                                        in 1987.  Held managerial positions at FEMSA
                                                                        Cerveza's Commercial Division and Oxxo.
                                                                        Appointed our Chief Executive Officer in
                                                                        1995.
                                             Other experience:          Holds a degree in industrial engineering and
                                                                        an MBA from ITESM.
                                             Alternate director:        Federico Reyes

Juan Carlos Braniff Hierro (1)               Born:                      April 1957
     Director                                First elected:             1987
                                             Term expires:              2004
                                             Principal occupation:      Vice Chairman of the Board of BBVA Bancomer
                                             Other directorships:       Member of the Boards of El Paso Energy Corp.,  Maizoro,
                                                                        S.A. de C.V. and
                                             Business experience:       Has experience in the financial services industry,
                                                                        specifically in capital and patrimonial investments,
                                                                        mortgage banking, commercial banking, international banking and e-banking.
                                             Other                      experience: Holds a degree in industrial design from the
                                                                        Universidad Autonoma de Mexico, Atzcapotzalco.
                                             Alternate director:        Paulina Garza de Marroquin(3)(9)

Jose Calderon                                Born:                      September 1931
     Director                                First elected:             1955
                                             Term expires:              2004
                                             Principal occupation:      Chairman of Inversiones Franca, S.A. de C.V.
                                             Other directorships:
                                             Member of the Boards of
                                             BBVA Bancomer and Grupo
                                             Industrial Alfa, S.A. de
                                             C.V. ("Grupo Alfa") and
                                             Vice Chairman of the Board
                                             of the Mexican Red Cross.
                                             Other experience:          Holds a degree in business administration
                                                                        from ITESM.
                                             Alternate director:        Francisco J. Calderon(4)

Consuelo Garza de Garza(2)                   Born:                      October 1930
     Director                                First elected:             1995
                                             Term expires:              2004
                                             Business experience:       Founder and Former President of Asociacion
                                                                        Nacional Pro-Superacion Personal (a
                                                                        non-profit organization)
                                             Alternate director:        Alfonso Garza Garza(6)

Max Michel Suberville                        Born:                      July 1932
     Director                                First elected:             1985
                                             Term expires:              2004
                                             Principal occupation:      Chairman of the Board of El Puerto de
                                                                        Liverpool, S.A. de C.V.
                                             Other directorships:       Member of the Boards of Grupo Lamosa, S.A. de
                                                                        C.V., Industrias Penoles, S.A. de C.V., BBVA
                                                                        Bancomer and Grupo Nacional Provincial, S.A.
                                             Other                      experience: Holds a graduate degree from The Massachusetts
                                                                        Institute of Technology and completed post-graduate studies at Harvard University.
                                             Alternate director:        Max Michel Gonzalez(7)


Alberto Bailleres                            Born:                      August 1931
     Director                                First elected:             1995
                                             Term expires:              2004
                                             Principal occupation:      Executive President of Industrias Penoles,
                                                                        S.A. de C.V., Grupo Nacional Provincial,
                                                                        S.A., and Grupo BAL, S.A. de C.V.
                                             Other directorships:       Chairman of the Board of Industrias Penoles, S.A. de C.V.,
                                                                        Grupo Nacional Provincial, S.A. and Grupo Palacio de Hierro
                                                                        S.A. de C.V. Member of the Boards of BBVA Bancomer and
                                                                        Valores Mexicanos Casa de Bolsa,
                                             Other experience:          Holds an economics degree from Instituto Tecnologico
                                             Alternate director:

Eduardo A. Elizondo                          Born:                      December 1922
     Director                                First elected:             1995
                                             Term expires:              2004
                                             Principal occupation:      Attorney at law
                                             Other directorships:       Member of the Board of BBVA Bancomer,
                                                                        Chairman of the Regional Board of Advisors of
                                                                        Bancomer, S.A., and Grupo Industrial Ramirez,
                                                                        S.A.
                                             Business experience:       Served as Treasurer General from 1961 to 1967
                                                                        and Constitutional Governor from 1967 to 1971
                                                                        for the State of Nuevo Leon.  Acted as
                                                                        Chairman of the Board of Valores of
                                                                        Monterrey, S.A. de C.V.
                                             Other experience:          Mr. Elizondo holds a law degree from the
                                                                        Universidad Autonoma de Nuevo Leon ("UANL").
                                             Alternate director:        Juan Guichard Michel(10)

Ricardo Guajardo Touche                      Born:                      May 1948
     Director                                First elected:             1988
                                             Term expires:              2004
                                             Principal occupation:      Chairman of the Board of BBVA Bancomer
                                             Other directorships:       Member of the Board of El Puerto de Liverpool, S.A. de C.V.,
                                                                        Grupo Alfa, BBVA Bancomer, Grupo Aeroportuario del Sureste,
                                             Business experience:       Has held senior executive positions in our company, Grupo
                                                                        AXA, S.A. de C.V. and Valores de Monterrey, S.A. de C.V.
                                             Other experience:          Holds degrees in electrical engineering from ITESM and the
                                                                        University of Wisconsin and a Masters degree from the
                                                                        University of California at Berkeley.

                                             Alternate director:        Eva Garza de Fernandez(3)(9)


Alfredo Livas                                Born:                      July 1951
     Director and Secretary                  First elected:             1995
                                             Term expires:              2004
                                             Principal occupation:      President of Praxis Financiera, S.C.
                                             Other directorships:       Member of the Boards of Grupo Jomar, S.A. de
                                                                        C.V. and British American Tobacco (Mexican Board).
                                             Business experience:       Joined FEMSA in 1978 and held several positions in the areas of financial planning and treasury and served as Chief
                                                                        Financial Officer from 1989 to 1999.
                                             Other experience:          Holds an economics degree from the UANL and an MBA and
                                                                        Masters degree in economics from the University of Texas.
                                             Alternate Director:        Jose Gonzalez Ornelas

Roberto Servitje                             Born:                      January 1928
     Director                                First elected:             1995
                                             Term expires:              2004
                                             Principal occupation:      Chairman of the Board of Grupo Bimbo
                                             Other directorships:       Member of the Board of DaimlerChrysler de
                                                                        Mexico, S.A.
                                             Business experience:       Founding Member and active Chairman of Grupo
                                                                        Bimbo.
                                             Other experience:          Holds a PMD degree from Harvard University
                                             Alternate director         Alfredo Martinez Urdal

Carlos Salguero                              Born:                      October 1929
     Director                                First elected:             1995
                                             Term expires:              2004
                                             Business experience:       Former Executive Vice President of Phillip
                                                                        Morris International.
                                             Other directorships:       Former Member of the Boards of Tabacalera
                                                                        Mexicana, S.A. de C.V., Tabacalera
                                                                        Costarricense, S.A., Tabacalera
                                                                        Centroamericana, S.A. and other Latin
                                                                        American companies.
                                             Other experience:          Holds a business degree from the Colombian
                                                                        Faculty of Economic Sciences, postgraduate
                                                                        studies in economics and management from
                                                                        Albany Business College and University
                                                                        College (Syracuse).  Received an Honor for
                                                                        Civil Merit by H.M. the King of Spain in 1995.
                                             Alternate director:        Eduardo Padilla Silva


Jose Manuel Canal Hernando                   Born:                      February 1940
     Director                                First elected:             2003
                                             Term expires:              2004
                                             Principal occupation:      Private consultant
                                             Other directorships:       Member of the Board of Coca-Cola FEMSA.
                                             Business experience:       Former managing partner at Ruiz, Urquiza y Cia, S.C., from
                                                                        1981 to 1999. Acted as statutory auditor of the Company from
                                                                        1984 to 2002. Presided in the Committee of Surveillance of
                                                                        the Mexican Institute of Finance Executives and has
                                                                        participated in several commissions at the Mexican
                                                                        Association of Public Accountants. Has extensive experience in financial auditing for holding companies, banks and
                                                                        financial brokers.
                                             Other experience:          Holds a CPA degree from the Universidad
                                                                        Autonoma de Mexico.
                                             Alternate director:        Othon Paez Garza(5)

Barbara Garza Gonda de Braniff(3)(11)        Born:                      December 1959
     Director                                First elected:             2002
                                             Term expires:              2004
                                             Principal occupation:      Vice President of Fundacion Cultural Bancomer
                                             Other directorships:       Alternate Director of Coca-Cola FEMSA.
                                             Business experience:       Has worked in Bancomer, Citibank and Banca
                                                                        Serfin.
                                             Other experience:          Holds a degree in business administration and
                                                                        an MBA from ITESM.
                                             Alternate director:        Carlos Salazar Lomelin

Series "D" Directors
Alexis E. Rovzar                             Born:                      July 1951
     Director                                First elected:             1989
                                             Term expires:              2004
                                             Principal occupation:      Executive Partner at White & Case S.C. law
                                                                        firm
                                             Other directorships:       Member of the Boards of Coca-Cola FEMSA,
                                                                        Grupo Bimbo, Deutsche Bank (Mexico), Grupo
                                                                        ACIR, S.A. de C.V. and COMEX, S.A. de C.V.
                                             Business experience:       Has expertise in private and public mergers and acquisitions as well as other aspects of financial law and has been
                                                                        advisor to many companies on international business and
                                                                        joint venture transactions.
                                             Other experience:          Holds a law degree from the Universidad Nacional Autonoma
                                                                        de Mexico.
                                             Alternate director:        Lorenzo Garza Hinojosa


Luis Tellez                                  Born:                      October 1958
     Director                                First elected:             2001
                                             Term expires:              2004
                                             Principal Occupation:      Executive Vice President, Grupo Desc, S.A. de
                                                                        C.V.
                                             Other directorships:       Member of the Boards of Grupo Mexico, S.A. de
                                                                        C.V. and Casa de Cambio Monex, S.A. de C.V.
                                                                        and Member of the Board of Review for
                                                                        Kissinger-McCarty Associates.
                                             Business experience:       Served as Secretary of Energy of Mexico from 1997 to 2000
                                                                        and Chief of Staff of the President of Mexico from 1996 to
                                                                        1997.
                                             Other experience:          Holds an economics degree from Instituto
                                                                        Tecnologico Autonomo de Mexico and a Ph.D. in
                                                                        Economics from The Massachusetts Institute of
                                                                        Technology.
                                             Alternate director:        Armando Garza Sada

Helmut Paul                                  Born:                      March 1940
     Director                                First elected:             1988
                                             Term expires:              2004
                                             Principal occupation:      Owner of H. Paul & Company LLC, a corporate finance advisory firm and Senior Consultant of International Finance
                                             Other directorships:       Member of the Boards of Scudder Fund for Independent Power
                                                                        Generation (management committee), HSBC Private Equity Fund
                                                                        (Argentina/Brazil) and Zurich Emerging Markets Solutions.
                                             Business experience:       Has held several managing positions in the International
                                                                        Finance Corporation, mainly responsible for Latin American and Caribbean investments.
                                             Other experience:          Holds an MBA from the University of Hamburg.
                                             Alternate director:        Antonio Elosua Muguerza

Lorenzo H. Zambrano                          Born:                      March 1944
     Director                                First elected:             1995
                                             Term expires:              2004
                                             Principal occupation:      Chairman and Chief Executive Officer of
                                                                        Cemex, S.A. de C.V.
                                             Other directorships:       Member of the Boards of Alfa, S.A. de C.V.
                                                                        (Human Resources Committee), Vitro (Chairman
                                                                        of the Compensations Committee), Televisa,
                                                                        S.A. de C.V., Member of Citigroup's
                                                                        International Advisory Board and Member of
                                                                        the Advisory Committee of Capital
                                                                        International, Inc.
                                             Other experience:          Holds a degree in mechanical engineering and administration from ITESM and an MBA from Stanford University.
                                             Alternate director:        Francisco Garza Zambrano

Robert E. Denham                             Born:                      August 1945
     Director                                First elected:             2001
                                             Term expires:              2004
                                             Principal occupation:      Partner of Munger, Tolles & Olson LLP law firm
                                             Other directorships:       Member of the Boards of Wesco Financial
                                                                        Corporation, US Trust Company, and Lucent
                                                                        Technologies, Inc.
                                             Business experience:       Former Chief Executive Officer of Salomon
                                                                        Inc., Representative to the APEC Business
                                                                        Advisory Council, Member of the OECD Business
                                                                        Sector Advisory Group on Corporate
                                                                        Governance.
                                             Other experience:          Magna cum laude graduate from the University of Texas,
                                                                        holds a JD from Harvard Law School and a masters degree in
                                                                        Government from Harvard University.
                                             Alternate director:        Sergio Deschamps Ebergenyi

(1)   Son-in-law of Eugenio Garza Laguera.
(2)   Sister of Eugenio Garza Laguera.
(3)   Daughter of Eugenio Garza Laguera.
(4)   Son of Jose Calderon Sr.
(5)   Cousin of Eugenio Garza Laguera.
(6)   Husband of Consuelo Garza de Garza.
(7)   Son of Max Michel Suberville.
(8)   Wife of Jose Antonio Fernandez.
(9)   Sister-in-law of Jose Antonio Fernandez and Juan Carlos Braniff Hierro
(10)  Nephew of Max Michel Suberville
(11)  Wife of Juan Carlos Braniff Examiner

         Under Mexican law, an examiner (the "examiner") must be elected by the shareholders at the annual ordinary general shareholders' meeting for a term of one year. At our subsequent annual ordinary general shareholders' meeting, the examiner is required to review the affairs of the company and report as to the accuracy of the financial information presented to shareholders by the Board of Directors. The examiner is also authorized:

-    to call ordinary or extraordinary general shareholders' meetings;

- to place items on the agenda for general shareholders' meetings and meetings of the Board of Directors; and

- to attend general shareholders' meetings and meetings of the Board of Directors (without the right to vote).

     The examiner also receives periodic reports from the Board of Directors regarding material aspects of our affairs and financial condition. Our current examiner is Ernesto Gonzalez Davila, who was appointed in 2003. The current alternate examiner is Ernesto Cruz Velazquez de Leon.

     Senior Management

     The names and positions of our current senior management and that of our principal subholding companies, their dates of birth and information on their principal business activities outside of FEMSA are as follows:

                               Executive Officers

FEMSA
Jose Antonio Fernandez
     Chief Executive Officer           See "--Board of Directors of FEMSA."
                                       Joined FEMSA:                     1987
                                       Appointed to current position:    1994
Federico Reyes                         Born:                             September 1945
     Executive Vice President of       Joined FEMSA:                     1999
     Planning and Finance              Appointed to current position:    2000
                                       Directorships:                    Vice Chairman of the Board of Seguros
                                                                         Monterrey New York Life, S.A., Chairman of
                                                                         the Board of Review of Fianzas Monterrey,
                                                                         S.A. and Member of the Board of the UDEM.
                                       Business experience within
                                       FEMSA:                            Director of Corporate Development, 1992
                                       Other business experience:        Holds a degree in business and finance from ITESM. Has
                                                                         worked as Director of Corporate Staff at Grupo AXA and has extensive experience in the insurance sector, working eight years in Valores de Monterrey, S.A. de C.V., six of them as
                                                                         Chief Executive Officer.
Jose Gonzalez Ornelas                  Born:                             April 1951
     Executive Vice President of       Joined FEMSA:                     1973
     Internal Auditing                 Appointed to current position:    2001
                                       Business experience within FEMSA: Has held several managerial positions in FEMSA including
                                                                         Chief Financial Officer of FEMSA Cerveza, Director of
                                                                         Planning and Corporate Development of FEMSA and Chief
                                                                         Executive Officer of FEMSA Logistica.
                                       Other                             experience: Holds a CPA degree from the UANL and has
                                                                         post-graduate studies in business administration from IPA
Ricardo Gonzalez                       Born:                             August 1955
     Executive Vice President of       Joined FEMSA:                     2000
     Human Resources                   Appointed to current position:    2000
                                       Business experience within FEMSA: Vice President of Strategic Planning. Held managerial positions in the human resources department of FEMSA from
                                                                         1977 to 1978.

                                       Other business experience:         Holds a degree in industrial and systems engineering from
                                                                          ITESM and an MBA from IESE, Barcelona. Had a 20-year caree in Grupo Vitro, three of them as Chairman and Chief
                                                                          Executive Officer of Vidrio Plano, S.A. de C.V.


Carlos Aldrete                         Born:                            August 1956
     General Counsel                   Joined FEMSA:                    1979
                                       Appointed to current position:   1996
                                       Directorships:                   Alternate Secretary of the Board of Directors
                                                                        of FEMSA and Secretary of the Board of
                                                                        Directors of all of the subholding companies.
                                   Business experience within FEMSA:    Extensive experience in international business and financial transactions, debt issuances and corporate restructurings.
                                                                        Expertise in securities and private mergers and acquisition law.
                                      Other                             experience: Holds a law degree from the UANL and a masters degree in Comparative Law from the College of Law of the
                                                                        University of Illinois.

Rosa Maria Hinojosa                   Born:                             February 1962
     Chief Accounting Officer         Joined FEMSA:                     1983
                                      Appointed to current position:    1996
                                      Business experience within FEMSA: Has held several positions in FEMSA in financial information and administrative areas and has participated in several
                                                                        financial transactions, debt issuances and corporate
                                                                        restructuring.
                                       Other experience:                Holds a CPA degree from ITESM, completed post-graduate
                                                                        studies at IPADE and has participated in several
                                                                        post-graduate programs in business administration.

Alfredo Martinez Urdal                 Born:                            September 1931
     Chief Executive Officer           Joined FEMSA:                    1993
                                       Appointed to current position:   2000
                                       Directorships:                   Member of the Board of Coca-Cola FEMSA
                                       Business experience within FEMSA:Former Chief Executive Officer of Coca-Cola
                                                                        FEMSA.
                                       Other business experience:       Holds an economics degree from the Western
                                                                        Reserve University, a law degree from the
                                                                        Universidad Nacional Autonoma de Mexico and a
                                                                        post-graduate degree from Harvard Business
                                                                        School.  Has served as Chief Executive
                                                                        Officer of many prominent Mexican companies
                                                                        and banks, including Ponderosa Industrial
                                                                        Accel, Grupo Chihuahua, Multibanco Comermex,
                                                                        Celulosa de Chihuahua and Banco Comercial
                                                                        Mexicano.

Sergio Saenz                           Born:                            September 1950
     Chief Financial Officer           Joined FEMSA:                    1999
                                       Appointed to current position:   1999
                                       Business experience within FEMSA: Held a managerial position in the strategic planning department in 1984.
                                       Other business experience:       Had a 13-year career in Cuprum, S.A. de C.V.,
                                                                        culminating as Chief Executive Officer.
                                                                        Holds a chemical engineering degree from the
                                                                        UANL and an MBA from the University of Texas
                                                                        at Austin.


Coca-Cola FEMSA
Carlos Salazar                         Born:                            April 1951
     Chief Executive Officer           Joined FEMSA:                    1973
                                       Appointed to current position:   2000
                                       Directorships:                   Member of the Boards of Review of BBVA
                                                                        Bancomer, Operadora Merco, S.A. de C.V. and
                                                                        Cintermex & Apex.
                                       Business experience              Has held managerial positions in several subsidiaries of
                                       within FEMSA:                    FEMSA, including Grafo Regia and PTM. Served as Chief
                                                                        Executive Officer of FEMSA Cerveza where he also held
                                                                        various management positions in the Commercial Planning and
                                                                        Export divisions.
                                       Other experience:                Has a Bachelor's degree in economics from ITESM,
                                                                        postgraduate studies in business administration and in
                                                                        economic development in Italy.

Hector Trevino                         Born:                            August 1956
     Chief Financial Officer           Joined FEMSA:                    1981
                                       Appointed to current position:   1993
                                       Business experience within
                                       FEMSA:                           Has held managerial positions in the
                                                                        international financing, financial planning,
                                                                        strategic planning and corporate development
                                                                        areas of FEMSA.
                                       Other experience:                Holds a degree in chemical engineering from ITESM and an MBA from the Wharton Business School.

Eduardo Padilla                        Born:                            January 1955
     Chief Executive Officer--         Joined FEMSA:                    1997
     Strategic Business Division       Appointed to current position:   2000
                                       Business experience within
                                       FEMSA:                           Director of Planning and Control of FEMSA.
                                       Other business experience:       Had a 20-year career in Grupo Alfa,
                                                                        culminating with a ten-year tenure as Chief
                                                                        Executive Officer of Terza, S.A. de C.V.  His
                                                                        major areas of expertise are operational
                                                                        control, strategic planning and financial
                                                                        restructuring.
                                       Other experience:                 Holds a degree in mechanical engineering from ITESM and an
                                                                         MBA from Cornell University.



Arturo Guerrero                        Born:                            March 1949
     Chief Financial Officer--         Joined FEMSA:                    1979
     FEMSA Empaques                    Appointed to current position:   1991
                                       Business experience within
                                       FEMSA:                           Has held managerial positions in the areas of
                                                                        finance, auditing, fiscal and general
                                                                        management, all within the packaging division
                                                                        of FEMSA.
                                       Other experience:                Holds a CPA degree from the UANL and a masters degree in
                                                                        business administration from the Universidad Regiomontana.



                 Compensation of Directors and Senior Management

     For the year ended December 31, 2002, the aggregate compensation paid to our Directors was approximately Ps. 5.4 million.

     For the year ended December 31, 2002, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 614 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the Stock Incentive Plan, described below.

                           Executive Incentive Program

     In 1997, certain of our subsidiaries commenced an executive incentive program through which a one-time cash-settled option was granted to certain of their executive officers (the "Executive Incentive Program"). Under the terms of the Executive Incentive Program, the participant executive officers will be entitled on the fifth anniversary of the program, to a cash payment, of a special bonus based on the amount of increase in real terms during the preceding five years in the market value of the BD Units or, in the case of officers of Coca-Cola FEMSA, in equal parts in the market value of BD Units and Series L Shares of Coca-Cola FEMSA, provided that no payments will be made unless the market value has at least doubled in real terms. The Executive Incentive Program is administered by a trust for the benefit of the participant executive officers. In March of 2002, we amended some of the terms of the Executive Incentive Plan. The main amendment was to extend the term of the program for another year; as a result, the five-year term to determine if the cash payment should be distributed to the participant executive officers ran from March 1998 through March 2003. We hedged our obligations under the Executive Incentive Program until the end of October 2002 by investing with Morgan Guaranty Trust Company of New York in cash-settled options relating to BD Units. The conditions for the payment of the special bonus were not met, so this incentive program was terminated as of March 2003.

                              Stock Incentive Plan

     In 1998, we, along with our subsidiaries, commenced a five-year stock incentive plan for the benefit of our executive officers (the "Stock Incentive Plan"). Under the terms of the Stock Incentive Plan, during the years 1999 through 2003, the executive officers may be selected to receive a special cash bonus (a "Special Bonus") which will be used to obtain a "Stock Grant" (as defined below) or an "Option Right" (as defined below). Each year, our Chief Executive Officer, together with the Chief Executive Officer of the respective subsidiary, select the executive officers who may participate in the Stock Incentive Plan and determine the amount of the Special Bonus, based on each executive officer's level of responsibility and corporate achievements during the prior year.

     The Stock Grants and the Option Rights are administrated by certain trusts for the benefit of the selected executive officers. Every year a new administrative trust is formed to manage the Stock Grants and the Option Rights acquired in that particular year. Under the terms of the Stock Incentive Plan, each time a Special Bonus is assigned to an executive officer, the executive officer contributes the Special Bonus received to the administrative trust in exchange for a Stock Grant or Option Right, as determined annually by us. Each administrative trust is managed by a technical committee formed by executives of our company and is governed by Mexican law.

     A Stock Grant entitles an executive officer to receive BD Units or, in the case of officers of Coca-Cola FEMSA, a specified proportion of BD Units and Series L Shares of Coca-Cola FEMSA, which will be acquired by the respective administrative trust in the open market, using the Special Bonus contributed by each executive officer. Under the terms of the Stock Incentive Plan, the ownership of the BD Units and, in its case, the Series L Shares of Coca-Cola FEMSA, will vest upon the executive officer holding a Stock Grant each 28th of February over the next five years following the date of receipt of the Stock Grant, at a rate per year equivalent to the number of BD Units and, as applicable, Coca-Cola FEMSA Series L Shares, which can be acquired with 20% of such Stock Grant.

     An Option Right is an option acquired by the respective administrative trust in the open market, using the Special Bonus contributed by each executive officer, which shall entitle a participating executive officer to elect to (a) acquire a certain number of BD Units or, in the case of officers of Coca-Cola FEMSA, a certain number of BD Units and Series L Shares of Coca-Cola FEMSA, at the exercise price specified in the option, or (b) receive a cash payment equivalent to the amount of increase in the market value of such number of BD Units and, in its case, Series L Shares of Coca-Cola FEMSA, as compared to the exercise price specified in the option. Under the terms of the Stock Incentive Plan, the Option Rights shall be exercisable each 28th of February and 31st of August over the next five years following the date on which they were granted, at a yearly rate equivalent to up to 20% of the total number of BD Units and Series L Shares of Coca-Cola FEMSA covered by each Option Right. If an Option Right is not exercised in full during a certain year, any remaining unexercised part shall be exercisable over the next year, at the specified dates. If at the time of expiration of an Option Right there are any remaining BD Units or Series L Shares of Coca-Cola FEMSA over which no option has been exercised, the remaining part of the option will be automatically exercised as specified in (b) above and a cash payment will be made to the executive officer.

     As of the date of this Annual Report, five administrative trusts, which administer the Stock Incentive Plan, hold a total of 6,185,646 BD Units and 1,737,351 Series L Shares of Coca-Cola FEMSA, each representing 0.584% and 0.094% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

                                 Share Ownership

     Several of our directors are participants in the Voting Trust. Each of the trust participants of the Voting Trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the Voting Trust, which consist of 1,473,334,215 Series B Shares representing 53.8% of the Series B Shares outstanding. See "Item 7. Major Shareholders and Related Party Transactions."

     The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of June 13, 2003 beneficially owned by our directors who are trust participants of the Voting Trust, other than the shares deposited in the Voting
Trust:

                                       Series B                   Series D-B                   Series D-L
                                              Percent of                   Percent of                  Percent of
      Beneficial Owner            Shares         Class        Shares         Class         Shares        Class
Eugenio Garza Laguera           38,956,978       1.42        8,881,736        0.69        8,881,736       0.69
Jose Calderon Ayala             42,989,332       1.57        4,553,034        0.36        4,553,034       0.36
Consuelo Garza de Garza         11,011,980       0.40        4,031,160        0.31        4,031,160       0.31
Max Michel Suberville           55,270,870       2.02                0        0.00                0       0.00
Alberto Bailleres                6,192,375       0.23          667,780        0.05          667,780       0.05
Barbara Garza Gonda de           9,241,015       0.34                0        0.00                0       0.00
     Braniff

     To our knowledge, no other director or officer is the beneficial owner of more than 1% of any class of FEMSA's capital stock.

                                 Board Practices

     Our bylaws state that the Board of Directors will meet at least once every three months following the end of each quarter to discuss our operating results and advancement in the achievement of strategic objectives. Our Board of Directors can also hold extraordinary meetings. See "Item 10. Additional Information--Bylaws."

     Under our bylaws, Directors serve one-year terms although they continue in office if and until successors are appointed. None of our Directors or senior managers of our subsidiaries has service contracts providing for benefits upon termination of employment.

     Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the three committees of the Board of Directors:

- The Evaluation and Compensation (Human Resources) Committee. Responsibilities include (i) recommending procedures for the election of the Chief Executive Officer and other senior executives; (ii) proposing to the Board of Directors the criteria for the evaluation of the Chief Executive Officer and the senior executives; and (iii) analyzing and presenting to the Board of Directors the proposal prepared by the Chief Executive Officer regarding the structure and amount of compensation for FEMSA's key executives. The current Evaluation and Compensation Committee members are: Roberto Servitje (chairman of the committee), Max Michel Suberville, Arturo Fernandez Perez, Carlos Salguero and Lorenzo H. Zambrano. Ricardo Gonzalez is the appointed secretary of this committee.

- The Audit Committee. Responsibilities include (i) recommending to the Board of Directors the candidates for external auditors of FEMSA; (ii) ensuring the independence and objectivity of the latter; and (iii) recommending to the Board of Directors procedures for the preparation of financial information. The current Audit Committee members are: Alexis Rovzar (chairman of the committee), Jose Manuel Canal Hernando, Eduardo A. Elizondo and Helmut Paul. Jose Gonzalez Ornelas is the appointed secretary of the Audit Committee.

- The Finance and Planning Committee. Responsibilities include (i) evaluating the investment and financing policies proposed by the Chief Executive Officer; (ii) furnishing an opinion on the soundness of the annual budget and ensuring the implementation of the budget and any proposed strategic plan; and (iii) identifying risk factors to which the corporation is exposed, as well as evaluating its management policies. The current Finance and Planning Committee members are: Juan Carlos Braniff Hierro (chairman of the committee), Alfredo Livas, Ricardo Guajardo Touche, Luis Tellez and Robert Denham. Federico Reyes is the appointed secretary of this committee.


                                    Employees

         The table below sets forth the number of our employees for the years ended December 31, 2002, 2001 and 2000:

                                                   Employees of FEMSA for the Years Ended December 31,
                                            2002(1)                              2001                         2000
                            Non-Union    Union         Total          Non-Union       Union         Non-Union     Union
                            Employees    Employees     Employees      Employees       Employees     Employees     Employees
Employer
FEMSA Cerveza..........     9,106         6,505          15,611        8,869          7,107         8,943         8,270
Coca-Cola FEMSA........     5,491         8,966          14,457        5,504          9,038         5,914         9,140
FEMSA Comercio(2)......     2,334         2,791          5,125         2,073          2,247         1,829         2,308
FEMSA Empaques.........     1,235         2,853          4,088         1,335          2,891         1,501         2,948
FEMSA Franquicias           26            4              30            28             9            --                --
Logistica CCM..........     269           828            1,097         282            863           292             859
FEMSA Logistica........     197           509            706           223            467           194             392
FEMSA Servicios........     275          --              275           277            --            307              --
Other(3)...............     297          --              297           287            --            304              --
     Total.............     19,230        22,456         41,686        18,878         22,622        19,284        23,917
                            ======       =======         =======       ======        =======       ========      =======


(1)  As of December 31, 2002, we had a total of 550 temporary employees.
(2) Numbers for FEMSA Comercio do not include non-management store employees, who are employed directly by each individual store.
(3) Includes staff at ancillary facilities, such as Sociedad Cuauhtemoc y Famosa, A.C. (Cuauhtemoc and Famosa Society), a non-profit organization sponsored by FEMSA, and corporate areas.


As of December 31, 2002, our subsidiaries had entered into 277 collective bargaining or similar agreements with personnel employed at our operations. The agreements applicable to our Mexican operations generally have an indefinite term and provide for an annual salary review and for review of other terms and conditions, such as fringe benefits, every two years. In Buenos Aires, the collective bargaining agreement is negotiated between the Camara Argentina de la Industria de Bebidas Sin Alcohol (the Argentine chamber of the Non-Alcoholic Beverages Industry) on behalf of the beverage producers, and the Federacion Argentina de Trabajadores de Aguas Gaseosas (the Argentine Federation of Soft Drink Workers), on behalf of the soft drink industry workers. The Argentine government is not involved in these negotiations.

     The table below sets forth the number of collective bargaining agreements and unions for FEMSA's employees:

                 Collective Bargaining Labor Agreements Between
                         Subholding Companies and Unions
                             As of December 31, 2002

                                                                                  Collective
Subholding Company                                                                Bargaining      Labor
                                                                                  Agreements      Unions
                                                                                ---------------  -------------
FEMSA Cerveza................................................................          125              9
Coca-Cola FEMSA(1)...........................................................           40              7
FEMSA Comercio(2)............................................................           64             12
FEMSA Empaques...............................................................           20              4
Logistica....................................................................           28              2
                                                                                ---------------  -------------
     Total...................................................................          277             34
                                                                                ===============  =============


(1) Includes Coca-Cola FEMSA Buenos Aires' collective bargaining agreement with an Argentine labor union.

(2) Includes union employees of Amoxxo. Numbers for FEMSA Comercio do not include non-management store employees, who are employed directly by each individual store.

     Each of the labor unions in Mexico is associated with one of 10 different national Mexican labor organizations. Our management believes that we have good relations with our employees and the various labor unions.

                               Insurance Policies

     We maintain life insurance policies for all of our employees. These policies mitigate the risk of having to pay death benefits in the event of an industrial accident. We maintain a Directors' and Officers' Insurance Policy covering all Directors and certain key executive officers for liabilities incurred in their capacities as Directors and officers.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               Major Shareholders

     The following table identifies each owner of more than 5% of any class of our shares as of June 13, 2003. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

                           Ownership of Capital Stock
                               as of June 13, 2003


                                    Series B Shares(1)         Series D-B Shares(2)      Series D-L Shares(3)     Total
                                  ------------------------   -----------------------   -----------------------    Shares
                                                                                                                  of FEMSA
                                                  Percent                   Percent                    Percent    Common
                                  Shares Owned    of Class   Shares Owned   of Class   Shares Owned    of Class   Stock
                                  ------------   ---------   ------------   --------   ------------    --------   ----------
Shareholder
Technical Committee and Trust
Participants under the Voting      1,473,334,215    53.8%               0       0.0%              0       0.0%         27.8%
Trust(4).......................
Capital International Inc.(5).        94,582,020     3.5%     189,164,040      14.8%    189,164,040      14.8%          8.9%


(1)  As of June 13, 2003, there were 2,737,740,090 Series B Shares outstanding.
(2) As of June 13, 2003, there were 1,279,785,180 Series D-B Shares outstanding.
(3) As of June 13, 2003, there were 1,279,785,180 Series D-L Shares outstanding.
(4) As a consequence of the Technical Committee's internal procedures, the Technical Committee, as a whole, is deemed to have the beneficial ownership with sole voting power of all the shares deposited in the Voting Trust and the Trust Participants (as defined below), as Technical Committee members, are deemed to have beneficial ownership with shared voting power over those same deposited shares. As of June 13, 2003, the trust participants under the Voting Trust (Irrevocable Trust No. F/29487-6 established at Bancomer, S.A., as Trustee), included: Max Michel Suberville, Eugenio Garza Laguera, Paulina Garza Gonda de Marroquin, Barbara Garza Gonda de Braniff, Mariana Garza Gonda de Trevino Bryan, Eva Gonda de Garza, Eva Garza Gonda de Fernandez, Consuelo Garza Laguera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres, Maria Teresa G. de Bailleres, Inversiones Bursatiles Industriales, S.A. de C.V., Corbal, S.A. de C.V., Magdalena M. de David, Alepage, S.A., Bancomer, S.A. as Trustee under Trust No. F/29013-0, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Inversiones Franca, S.A. de C.V. and Bancomer, S.A., as Trustee under Trust No. F/29490-0 (together, the "Trust Participants").
(5) Derived from a report of beneficial ownership of our shares filed with the SEC on May 14, 2003.


     Because of their ownership of a majority of the Series B Shares, the Technical Committee and Trust Participants may be deemed to control our company.

     To the best of our knowledge, on June 13, 2003, 66.2% of BD units were held as ADRs through the ADR Depositary. According to the estimates provided by U.S. brokers to the ADR Depositary, on February 13, 2003 we had 2,750 stockholders registered as ADR holders.

                           Related-Party Transactions

     Voting Trust

     The Trust Participants, who are our principal shareholders, agreed in April 1998 to deposit a majority of their shares (the "Trust Assets") of FEMSA into the Voting Trust. The primary purpose of the Voting Trust is to permit the Trust Assets to be voted as a block, in accordance with the instructions of the Technical Committee. The Technical Committee is comprised of all of the Trust Participants. The number of B Units deposited by each Trust Participant (the proportional share of the Trust Assets of such participant) determines the number of votes that such Trust Participant has on the Technical Committee. Most matters are decided by a simple majority of the Trust Assets.

     The Trust Participants agreed to certain transfer restrictions with respect to the Trust Assets. During the ten-year term of the Voting Trust, Trust Assets may be transferred by Trust Participants to spouses and immediate family members and, subject to certain conditions, to companies that are 100% owned by Trust Participants ("Permitted Transferees"), provided in all cases that the transferee agrees to be bound by the terms of the Voting Trust. In the event that a Trust Participant wishes to sell part of its Trust Assets to someone other than a Permitted Transferee, the other Trust Participants have the right of first refusal to purchase the Trust Assets that such Trust Participant wishes to sell. If none of the Trust Participants elects to acquire the Trust Assets from the selling Trust Participant, the Technical Committee will have the right to nominate (subject to the approval of Technical Committee members representing 75% of the Trust Assets, excluding Trust Assets that are the subject of the sale) a purchaser for such Trust Assets. In the event that none of the Trust Participants or a nominated purchaser elects to acquire such Trust Assets, the selling Trust Participant will have the right to sell such Trust Assets to a third party on the same terms and conditions that were offered to the Trust Participants. Acquirors of Trust Assets will only be permitted to become parties to the Voting Trust upon the affirmative vote of Technical Committee members. In the event that a Trust Participant holding a majority of the Trust Assets elects to sell its Trust Assets, the other Trust Participants have "tag along" rights that will enable them to sell their Trust Assets to the acquiror of the selling Trust Participant's Trust Assets.

     Interest of Management in Certain Transactions

     We, along with certain of our subsidiaries, engage in financial and insurance coverage transactions, including the receipt of loans and credit line facilities, with subsidiaries of BBVA Bancomer, a financial services holding company of which Ricardo Guajardo Touche is the Chairman of the Board of Directors and Juan Carlos Braniff Hierro is Vice Chairman of the Board of Directors (both Messrs. Guajardo and Braniff are Directors of FEMSA). BBVA Bancomer is the administrative agent and is one of the lenders in a Ps. 837 million credit agreement entered by FEMSA Comercio. In addition, BBVA Bancomer is the lender of a Ps. 628 million credit agreement entered by FEMSA Empaques. BBVA Bancomer and its affiliates are also a lender under the Bridge Loan and one of the Term Loans and a purchaser of Mexican Certificados Bursatiles maturing in 2007, each of which was incurred in connection with the acquisition of Panamco. These loans were made in the ordinary course of business and on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties and did not involve more than the normal risk of collectibility or present other unfavorable features.

     We maintain an insurance policy covering auto insurance and medical expenses for executives issued by Grupo Nacional Provincial, S.A., an insurance company of which the Chairman of the Board and Chief Executive Officer is Alberto Bailleres, one of our Directors. The aggregate amount of premiums paid under these policies in nominal Pesos was approximately Ps. 71.5 million in 2002.

     We maintained insurance covering life and medical expenses for executives issued by Seguros Monterrey New York Life, S.A., an insurance company of which the vice-chairman of the board is Federico Reyes, our Executive Vice President of Planning and Finance. The aggregate amount of premiums paid under these policies was approximately Ps. 53.7 million. In addition, we paid during 2002 premiums of approximately Ps. 28.7 million for fidelity bonds issued by Fianzas Monterrey New York Life, S.A., a company for which Federico Reyes is the chairman of its review board.

     In 2002, FEMSA Comercio purchased Ps. 460 million in products for their stores from GIBSERSA, S.A. de C.V. (Bimbo), of which the Chief Executive Officer is Roberto Servitje, a Director of FEMSA.

     Jose Antonio Fernandez, Eva Garza de Fernandez, Ricardo Guajardo Touche and Lorenzo H. Zambrano, who are Directors of FEMSA, are also members of the Board of Directors of ITESM, which is a prestigious university that routinely receives donations from FEMSA and its subsidiaries.

     Beer Sales to Labatt USA

     FEMSA Cerveza's affiliate, Labatt USA, is the importer of FEMSA Cerveza's brands in the United States. In 2002, exports through Labatt USA to the United States were approximately US$84 million. See "Item 4. Information on the Company--FEMSA Cerveza--FEMSA Cerveza Export Summary."

     Business Transactions between Coca-Cola FEMSA and The Coca-Cola Company

     Coca-Cola FEMSA regularly engages in transactions with The Coca-Cola Company and its affiliates. In 2002, Coca-Cola FEMSA Buenos Aires purchased all of its can presentations from CICAN, a joint venture between Coca-Cola FEMSA Buenos Aires and the Coca-Cola bottlers in Argentina, Uruguay and Paraguay. In addition, Coca-Cola FEMSA Buenos Aires also purchased a portion of its plastic ingot requirements for producing plastic bottles and all of its returnable bottle requirements from CIPET. CIPET is a local subsidiary of Embotelladora Andina, S.A., a Coca-Cola bottler with operations in Argentina, in which The Coca-Cola Company has a substantial interest. Management believes that Coca-Cola FEMSA's purchasing practices result in prices comparable to those that would be obtained in arm's length negotiations with unaffiliated parties.

     Coca-Cola FEMSA and The Coca-Cola Company pay and reimburse each other for marketing expenditures under a cooperative marketing arrangement. In addition, The Coca-Cola Company has made payments to Coca-Cola FEMSA in connection with cold-drink equipment investments and other volume-driving investment programs. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total payments by Coca-Cola FEMSA to The Coca-Cola Company for concentrates were approximately Ps. 2,558 million, Ps. 2,643 million and Ps. 2,586 million in 2002, 2001 and 2000, respectively. In each of 2002 and 2001, The Coca-Cola Company contributed approximately 42% of Coca-Cola FEMSA's advertising and marketing budget, which totaled approximately Ps. 714.8 million and Ps. 692.6 million. In each of 2002 and 2001, The Coca-Cola Company in addition contributed to Coca-Cola FEMSA's refrigerator equipment investment program.

     The subsidiaries of The Coca-Cola Company that held Panamco shares made specified undertakings to support and facilitate the Panamco acquisition for the benefit of Coca-Cola FEMSA. In consideration for these undertakings, Coca-Cola FEMSA made certain undertakings for the benefit of The Coca-Cola Company and its subsidiaries, including indemnity obligations with respect to specified matters relating to the accuracy of disclosure and the compliance with applicable law by Coca-Cola FEMSA's Board of Directors and the board of directors of Panamco and undertakings to take specified actions and refrain from specified others to facilitate the ability of The Coca-Cola Company to receive favorable tax treatment in connection with its participation in the acquisition. In connection with the execution of the acquisition agreement for Panamco, The Coca-Cola Company and FEMSA memorialized the understandings relating to specified operational and business issues that may affect Coca-Cola FEMSA following completion of the acquisition. A summary of these understandings is set forth under "Item 4. Information on the Company--Coca-Cola FEMSA--The Panamco Acquisition."

ITEM 8.  FINANCIAL INFORMATION

                     Consolidated Financial Statements

         See pages F-1 through F-48, incorporated herein by reference.

                                 Dividend Policy

     For a discussion of our dividend policy, see "Item 3. Key
Information-Dividends" and "Item 10. Additional Information-Dividend Rights."

                                Legal Proceedings

     We are party to various legal proceedings in the ordinary course of business. Other than as disclosed in this Annual Report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe will have, or have had, a material adverse effect on our company.

     Tax Proceedings

     We obtained a favorable resolution from the Mexican federal tax court in a lawsuit against the Mexican Ministry of Finance in an amount equal to Ps. 320 million with respect to income tax paid in prior years. Based on this ruling, we filed a request for reimbursement before the Mexican Ministry of Finance, and received from the Mexican tax authorities as of December 18, 2001 an amount equal to Ps. 215 million. The Mexican authorities contested the balance owed. We sought the full reimbursement of the amount owed to us, which together with interest and surcharges, is approximately Ps. 215 million. As of the date of this Annual Report, we have obtained a favorable ruling from the authorities and have requested reimbursement from the Ministry of Finance.

     In addition, due to adjustments to consolidated asset taxes derived from increased shareholdings in subsidiaries during 1998 and 1999, we calculated the asset tax receivable and filed for a refund. The tax authorities rejected the refund request. The company obtained a favorable decision during amparo proceedings. At December 31, 2002, the receivable amount was approximately Ps. 218 million.

     During the year 2002, and up to the date of this Annual Report, we and our subsidiaries participated in 12 tax nullity proceedings in connection with rulings of the Mexican tax authorities, involving either assessments against us or the refusal to reimburse tax balances in our favor. With respect to the assessments, the Mexican federal tax courts issued assessments against us in the amount of Ps. 2.6 million. With respect to the balances, which equal Ps. 32.1 million, as of December 31, 2002 we have obtained favorable rulings in the amount of Ps. 26.2 million. Other proceedings are pending in the Mexican tax courts related to exports to countries considered to be tax havens under Mexican law in the amount of Ps. 67.6 million. We believe that the resolution of these claims will not have a material adverse effect on our company.

     During 2002, Coca-Cola FEMSA initiated an appeal related to the payment of Impuesto Especial Sobre Productos y Servicios ("Special Tax on Products and Services") paid in the amount of approximately Ps. 94 million applicable to inventories produced with HFCS. As of the date of this Annual Report, Coca-Cola FEMSA obtained a favorable decision from the applicable court, and the Mexican authorities have appealed the decision.

     Antitrust Proceedings

     On January 24, 2000, the Comision Federal de Competencia (the Federal Antitrust Commissions, or the "Mexican Antitrust Commission") notified FEMSA Cerveza that it was reviewing the pricing practices of the Mexican beer industry and requested information as a part of that review. On April 11, 2002, the Mexican Antitrust Commission issued a final decision recognizing that FEMSA Cerveza had not engaged in any illegal behavior. FEMSA Cerveza has agreed to inform the Mexican Antitrust Commission regarding its pricing practices for the next three years.

     In May 2000, the Mexican Antitrust Commission notified Coca-Cola FEMSA that it was investigating The Coca-Cola Company and the bottlers of Coca-Cola trademark beverages in Mexico, including Coca-Cola FEMSA. This investigation focuses on monopolistic practices within the soft drink industry in Mexico. On February 28, 2002, the Mexican Antitrust Commission notified Coca-Cola FEMSA of its decision, in which it found that monopolistic practices were committed by the bottlers of Coca-Cola trademark beverages, including Coca-Cola FEMSA, with respect to exclusivity arrangements with retailers. Coca-Cola FEMSA appealed the ruling before the Mexican Antitrust Commission, which confirmed its findings as of July 11, 2002. As of August 21, 2002, Coca-Cola FEMSA began amparo proceedings before Mexican federal courts to challenge the ruling. Coca-Cola FEMSA believes that in the event that the ruling of the Mexican Antitrust Commission becomes final, such decision will not have a material adverse effect on its financial condition, since no fines were imposed against Coca-Cola FEMSA and such contracts with retailers are immaterial as a percentage of Coca-Cola FEMSA's total sales. However, we cannot give any assurances that such legal actions will not negatively affect us in the future.

     Rider 122

     On June 17, 2003, the Mexican Antitrust Commission announced that it was launching a separate investigation into the soft drink industry practice with respect to exclusivity arrangements in general. As of the date of this annual report, Coca-Cola FEMSA has not received any requests for information from the Mexican Antitrust Commission. We cannot give any assurances that any action taken as a result of this investigation will not negatively affect us in the future.

     On June 18, 2003, the Mexican Antitrust Commission announced that it was launching a separate investigation into the beer industry practice of tied-customer arrangements. As of the date of this Annual Report, FEMSA Cerveza has not received any requests for information from the Mexican Antitrust Commission. We cannot give any assurances that any action taken as a result of this investigation will not negatively affect us in the future.

     Labatt USA Litigation

     On April 29, 2002, a subsidiary of FEMSA Cerveza in the United States, commenced litigation in the United States District Court for the Southern District of New York, in Manhattan, against Labatt, Labatt Holdings, Inc., Labatt USA, LF Holdings I, L.L.C., and Interbrew (which we refer to collectively as the "defendants") to prevent the integration of Beck's into the Labatt USA portfolio. FEMSA Cerveza believes that the proposed integration without its consent would violate its rights as indirect minority shareholder in Labatt USA.

     FEMSA Cerveza's subsidiary alleges that, pursuant to the terms of the Amended and Restated Limited Liability Company Agreement of LF Holdings I, L.L.C., one of the holding companies for Labatt USA, the integration cannot proceed without this subsidiary's prior approval (either by having at least one of its two directors on the board of LF Holdings I, L.L.C. vote in favor of the integration, or through an affirmative vote of its membership interests). At a meeting of the board of directors of LF Holdings I, L.L.C. on April 25, 2002, the proposed inclusion of Beck's was put to a vote of the board of directors, and the subsidiary's two directors voted against the proposed Beck's integration. Notwithstanding this vote, the defendants in the lawsuit indicated their intent to implement the board resolution against which FEMSA Cerveza's directors had voted.

     On April 29, 2002, FEMSA Cerveza's subsidiary moved the United States District Court for the Southern District of New York for a preliminary injunction, alleging that the subsidiary faced imminent irreparable harm as a result of the actions by the defendants to proceed with the inclusion of Beck's without their required approval. On May 23, 2002, the District Court entered a preliminary injunction order providing that the defendants in the litigation "are hereby enjoined during the pendency of these proceedings and from this date and time from taking any further actions in furtherance of the integration of Beck's into Labatt USA L.L.C." The court also ordered FEMSA Cerveza's subsidiary to "file a bond in the amount of $5,000,000 to indemnify the [d]efendants from any damage they may suffer should it be determined that this injunction should not have issued." The subsidiary filed the requisite bond on May 29, 2002, a date approved by the court.

On May 24, 2002, the defendants filed a notice of appeal from the preliminary injunction order entered by the District Court on May 23, 2002. On May 28, 2002, the defendants filed with the United States Court of Appeals for the Second Circuit a motion for an expedited appeal schedule, which FEMSA Cerveza's subsidiary did not oppose. On May 31, 2002, the United States Court of Appeals set a schedule for an expedited appeal. The argument of the appeal took place on August 7, 2002. The Second Circuit has not yet issued a ruling on the defendants' appeal.

     Litigations related to Panamco

     At the time of the acquisition, Panamco and its subsidiaries were, and are still, subject to a number of significant and on-going legal proceedings, including antitrust, tax, labor, human rights and other claims. A description of the litigation is included in Panamco's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2003 and in Panamco's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2003. Such reports do not constitute part of this Annual Report and are not incorporated by reference into this Annual Report. We are still in the process of conducting our own review of litigation pending against Panamco. Although no assurances can be given, we believe, based on the information available to us to date, that claims pending against Panamco are either without merit or will not result in a material adverse effect on our consolidated financial condition or consolidated results.

ITEM 9.  THE OFFER AND LISTING

                            Description of Securities

     Our capital stock consists of Series B Shares with full voting rights and of Series D-B and D-L Shares with limited voting rights. Prior to May 11, 2008, the shares of our company are not separable and may be transferred only in the following forms:

-    B Units, consisting of five Series B Shares; and
- BD Units, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.

     On May 11, 2008, each Series D-B Share will automatically convert into one Series B Share with full voting rights, and each Series D-L Share will automatically convert into one Series L Share with limited voting rights. At that time, the BD Units and the B Units will cease to exist and the underlying Series B Shares and Series L Shares will be separated.

     The following table sets forth information regarding our capital stock as of June 13, 2003:

                                                                     Percentage         Percentage of
Class                                                Number          of Capital         Voting(1)
-----                                                ------          ----------         --------------
Series B Shares (no par value)...........         2,737,740,090          51.68%           100.0%
Series D-B Shares (no par value).........         1,279,785,180          24.16              0.0
Series D-L Shares (no par value).........         1,279,785,180          24.16              0.0
        Total Shares.....................         5,297,310,450         100.0%            100.0%
                                                  =============         =======          =======

Units
BD Units.................................           639,892,590          60.40%            23.37%
B Units..................................           419,569,500          39.60             76.63
        Total Units......................         1,059,462,090         100.0%            100.0%
                                                  =============         =======          =======

(1)   Series D-B and Series D-L Shares have limited voting rights.

                                 Trading Markets

     Prior to May 11, 1998, there was no market for the BD Units, the B Units or any of our shares. Since May 11, 1998, ADRs representing BD Units have been listed on the New York Stock Exchange, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADR represents ten BD Units deposited under the ADR Deposit Agreement with the ADR Depositary.

     The New York Stock Exchange trading symbol for the ADRs is "FMX" and the Mexican Stock Exchange trading symbols are "FEMSA UBD" for the BD Units and "FEMSA UB" for the B Units.

     Fluctuations in the exchange rate between the Peso and the U.S. Dollar have affected the U.S. Dollar equivalent of the Peso price of our shares on the Mexican Stock Exchange and, consequently, have also affected the market price of our ADRs. See "Item 3. Selected Financial Information--Exchange Rate Information".

                      Trading on the Mexican Stock Exchange

     The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by 30 brokerage firms, which are exclusively authorized to trade on the exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems and is open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the BD Units that are directly or indirectly (for example, through ADRs) quoted on a stock exchange (including for these purposes the New York Stock Exchange) outside Mexico.

     Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Comision Nacional Bancaria y de Valores (the "Mexican National Banking and Securities Commission"). Most securities traded on the Mexican Stock Exchange, including ours, are on deposit with Institucion para el Deposito de Valores, S.A. de C.V., a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

                                  Price History

     The table below sets forth, for the periods indicated, the reported high and low sale prices for the BD Units and B Units on the Mexican Stock Exchange and the reported high and low sale prices for the ADRs on the New York Stock Exchange. Prices for the BD Units have been presented based on data provided by the Mexican Stock Exchange, which gives effect to the bundling of the BD Unit that resulted from the Reorganization as of May 11, 1998 and to the ten-for-one split of the shares as of June 30, 1998, for prices prior to such dates. Prices for the B Units and the ADRs have not been provided for dates prior to May 11, 1998 because, prior to the Reorganization, there were no shares of FEMSA listed on the Mexican Stock Exchange comparable to the B Units, and we had no ADRs listed on the New York Stock Exchange. Prices for the B Units and the ADRs from May 11, 1998 to June 30, 1998 have been presented based on information from the Mexican Stock Exchange and the New York Stock Exchange, which gives effect to the ten-for-one split of the shares as of June 30, 1998. See "Item 4. Information on the Company--Corporate Background" and "--The Reorganization."




                                                                        BD Units
                                          ---------------------------------------------------------------------------
                                                                                                       Average Daily
                                                     Nominal Pesos                                     Trading Volume
                                          -------------------------------------                        (Units)
                                           High            Low           Close          Close US$(1)
                                          ------          -----         -------         -----------    ---------------
1997(2).........................           35.85          13.15          32.45            4.02          3,622,621
1998(2).........................           35.35          15.70          27.00            2.73          2,386,942
1999............................           42.60          19.00          42.30            4.46          1,791,831
2000
    First Quarter...............           50.50          37.40          42.05            4.53          1,479,843
    Second Quarter..............           45.00          29.50          42.25            4.29          1,586,508
    Third Quarter...............           45.15          36.00          36.50            3.87          1,129,292
    Fourth Quarter..............           37.80          24.60          28.60            2.97          1,044,383
2001
    First Quarter...............           34.58          27.80          33.69            3.55          1,322,253
    Second Quarter..............           41.60          32.65          38.50            4.25          1,040,000
    Third Quarter...............           40.20          24.40          26.91            2.83            931,866
    Fourth Quarter..............           33.76          26.68          31.02            3.39          1,288,041
2002
    First Quarter...............           42.50          32.90          41.95            4.66          1,332,724
    Second Quarter..............           46.50          36.95          39.05            3.91          1,001,819
    Third Quarter...............           41.34          33.50          34.56            3.38            755,405
    Fourth Quarter..............           39.50          34.35          37.93            3.64            733,989
    December....................           39.50          36.90          37.93            3.64            392,730
2003
    January.....................           38.45          35.90          36.65            3.36            486,768
    February....................           37.00          33.30          35.76            3.24            706,947
    March.......................           37.01          33.70          35.86            3.33            637,830
    April.......................           39.24          34.80          38.90            3.77            628,435
    May.........................           42.50          38.08          41.08            3.97            805,100

(1) Based on the noon buying rate for the purchase of U.S. Dollars, as reported by the Federal Reserve Bank of New York at the close of each period.

(2) Prices prior to June 30, 1998 have been adjusted to give effect to the ten-for-one split of our shares, and prices prior to May 11, 1998 have also been adjusted to give effect to the bundling of the BD Unit that resulted from the Reorganization.


                                             B Units
                                      --------------------------------------------- -------------- -----------------
                                                                                                    Average Daily
                                                                                                    Trading Volume
                                                     Nominal Pesos                                     (Units)
                                      -----------------------------------------
                                           High           Low           Close         Close US$(1)
                                          -----          ---           -----         ------------  ----------------
1997............................              --             --             --              --                 --
1998(2).........................           33.00          28.00          33.00            3.33            142,470
1999............................           37.00          27.50          37.00            3.90          1,573,512
2000
    First Quarter...............           44.90          38.00          42.00            4.52            140,923
    Second Quarter..............           45.00          31.30          45.00            4.57          1,118,800
    Third Quarter...............           45.00          38.50          45.00            4.77            192,143
    Fourth Quarter..............           45.00          38.70          45.00            4.68              1,800
2001
    First Quarter...............           44.96          40.40          43.50            4.59              2,750
    Second Quarter..............           43.50          35.00          37.50            4.14             43,235
    Third Quarter...............           39.98          36.50          38.30            4.02              4,914
    Fourth Quarter..............           38.50          27.92          36.10            3.94            248,409
2002
    First Quarter...............           39.00          34.00          39.00            4.33             14,245
    Second Quarter..............           40.00          39.00          39.44            3.95              2,243
    Third Quarter...............           39.44          38.00          38.00            3.72                400
    Fourth Quarter..............           37.50          34.60          37.00            3.55              3,013
    December....................           37.00          35.00          37.00            3.55              3,425
2003
    January.....................           36.70          35.00          36.70            3.37              2,000
    February....................           35.99          33.70          35.40            3.21              1,120
    March.......................           36.90          33.83          36.30            3.37              1,716
    April.......................           39.10          37.00          39.10            3.79                100
    May                                    39.10          39.10          39.10            3.78                200

(1) Based on the noon buying rate for the purchase of U.S. Dollars, as reported by the Federal Reserve Bank of New York at the close of each period.
(2) Prices for the B Units for 1998 have been calculated from May 11, 1998 to December 31, 1998. Prices from May 11, 1998 to June 30, 1998 have been adjusted to give effect to the ten-for-one split of our shares effected as of June 30, 1998.


                                                                 ADRs(1)
                                      ---------------------------------------------------------- --------------------
                                                                                                    Average Daily
                                                            U.S. Dollars                           Trading Volume
                                      ----------------------------------------------------------
                                            High                Low                Close               (ADRs)
                                      ------------------ ------------------- ------------------- --------------------
1997............................             --                 --                  --                         --
1998(2).........................             36.56              14.75               26.63                 143,355
1999............................             44.88              22.25               44.50                 199,115
2000
    First Quarter...............             54.63              39.31               45.00                 243,894
    Second Quarter..............             48.38              31.00               43.06                 202,146
    Third Quarter...............             46.75              38.81               39.00                 205,026
    Fourth Quarter..............             40.00              25.75               29.88                 208,895
2001
    First Quarter...............             35.97              28.56               35.51                 264,263
    Second Quarter..............             45.49              34.70               42.81                 230,531
    Third Quarter...............             44.17              26.31               28.47                 206,914
    Fourth Quarter..............             36.69              28.50               34.55                 176,198
2002
    First Quarter...............             47.30              34.10               47.15                 244,121
    Second Quarter..............             49.79              36.78               39.22                 243,161
    Third Quarter...............             42.23              33.25               33.80                 247,942
    Fourth Quarter..............             39.69              33.50               36.42                 181,301
    December....................             38.95              35.91               36.42                 143,690
2003
    January.....................             36.93              32.95               33.50                 182,880
    February....................             34.00              30.60               32.25                 258,842
    March.......................             34.60              30.50               33.27                 190,924
    April.......................             38.21              32.82               37.96                 194,633
    May.........................             40.34              37.19               39.90                 238,048

(1)  Each ADR is comprised of ten BD Units.

(2) Prices for the ADRs for 1998 have been calculated from May 11, 1998 to December 31, 1998. Prices from May 11, 1998 to June 30, 1998 have been adjusted to give effect to the ten-for-one split of our shares effected as of June 30, 1998.

ITEM 10. ADDITIONAL INFORMATION

                                     Bylaws

     Below is a brief summary of certain significant provisions of our bylaws and applicable Mexican law. This description does not purport to be complete and is qualified in its entirety by reference to the bylaws and the provisions of applicable Mexican law. For a description of the provisions of our bylaws relating to the Board of Directors, Executive Committee and Examiners. See "Item
6. Directors, Senior Management and Employees."

                            Organization and Register

     We are a sociedad anonima de capital variable organized in Mexico under the Ley General de Sociedades Mercantiles (the "Mexican General Corporations Law"). We were incorporated in 1936 under the name Valores Industriales, S.A., as a sociedad anonima. We were registered in the Public Registry of Commerce of Monterrey, N.L. on May 30, 1936 under Number 16, Page 168, Volume 79, Book 3, Second Auxiliary.

                    Voting Rights and Certain Minority Rights

     Each Series B Share entitles its holder to one vote at any of our ordinary or extraordinary general shareholders meetings. Holders of Series B Shares are entitled to elect at least eleven members of our Board of Directors, which shall constitute the majority of such Board at all times. Holders of Series D-B and D-L Shares are entitled to elect five members of our Board of Directors and, upon conversion of the Series D-L Shares to Series L Shares or upon issuance of Series L Shares, the holders of Series L Shares will be entitled to elect two members of the Board of Directors. Under Mexican law, a minority shareholder or group of shareholders voting in concert has the right to elect one Director and, if generally elected, one Alternate Director for each 10% of the capital stock of the company owned by such minority holder or group. None of our shares have cumulative voting rights.

     Under our bylaws, the holders of Series D-B Shares, Series D-L Shares and Series L Shares are entitled to vote only on the following limited matters: (i) changes in our corporate form; (ii) any merger in which we are not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of our company or our subsidiaries; (iii) change of nationality; (iv) dissolution and liquidation; and (v) the cancellation of the registration of our shares with the Special Section of the Registry or the removal of the listing of our shares from the Mexican Stock Exchange or any foreign exchange.

     Under Mexican law, holders of shares of any series are entitled to vote as a class in a special meeting governed by the same rules that apply to extraordinary meetings on any action that would impair the rights of holders of shares of such series, and a holder of shares of such series would be entitled to judicial relief against any action taken without such a vote. In certain cases, the Board of Directors, the examiner or a Mexican court could call a special meeting. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity of a class vote would ultimately be determined by a court. There are no procedures for determining whether a particular proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

     Subject to the terms of the ADR Deposit Agreement, holders of ADRs may instruct the ADR Depositary with respect to voting the FEMSA shares comprising the BD Units underlying their ADRs.

                              Shareholder Meetings

     General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain matters specified in Article 182 of the Mexican Corporations Law and our bylaws. Such matters include: amendments to the bylaws, liquidation, dissolution, merger and transformation from one form of company to another, issuance of convertible debentures and increases and reductions of the fixed portion of the capital. General meetings called to consider all other matters are ordinary meetings. An ordinary meeting must be held at least once each year within the first four months following the end of the preceding fiscal year to (i) consider the approval of the financial statements of FEMSA and certain of our subsidiaries for the preceding fiscal year; (ii) to elect Directors and Examiners; and (iii) to determine their compensation and to determine the allocation of profits and losses of the preceding year. Generally, as a matter of Mexican law, holders of securities of limited voting rights are not entitled to attend shareholders meetings at which they are not entitled to vote. Holders of BD Units or B Units are entitled to attend all shareholders meetings (by virtue of the Series B Shares and Series D Shares included in such BD Units or B Units) and vote on matters that are subject to the vote of holders of the underlying shares.

     The quorum for an ordinary meeting of the Series B Shares on first call is more than 50% of the Series B Shares, and action may be taken by a majority of the Series B Shares represented at such meeting. If a quorum is not available, a second or subsequent meeting may be called at which action may be taken by a majority of the Series B Shares present.

     The quorum for an extraordinary meeting is at least 75% of the shares entitled to vote at that meeting, and action may be taken by a vote of the majority of the outstanding shares that are entitled to vote. If a quorum is not available, a second meeting may be called, at which the quorum will be the majority of the outstanding capital stock entitled to vote, and actions will be taken by holders of the majority of the outstanding capital stock entitled to vote.

     Under Mexican law, holders of 20% of our outstanding shares entitled to vote on a particular item may judicially oppose resolutions adopted at a general meeting if the following conditions are met: (i) such holders file a complaint with a Mexican court within 15 days after the adjournment of the meeting at which such action was taken; (ii) such holders' complaint details the provisions of the Mexican law or the bylaws that are violated, and the reason for their claim; and (iii) such holders were not represented at the meeting when the action was taken or, if represented, voted against such action.

     Shareholders meetings may be called by the Board of Directors, the examiner and, under certain circumstances, a Mexican court. In addition, an ordinary meeting may be called by any holder of Series B Shares if an ordinary shareholders meeting has not been held within the preceding two fiscal years or if any action required under Mexican law to be taken at any ordinary shareholders meeting is not taken. The Board of Directors or the examiner may be required to call a shareholders meeting at the written request of the holders of 10% of the outstanding shares. In the event such meeting is not called within 15 days following the date of such request, a Mexican court may require such meeting to be called. A notice of meeting and an agenda must be published in the Periodico Oficial del Estado de Nuevo Leon (the "Official State Gazette") or a newspaper of general circulation in Monterrey, N.L., Mexico at least 15 days prior to the date set for the meeting. To attend a meeting, shareholders must deposit their shares with the company or with an institution for the deposit of securities prior to such meeting as indicated in the notice. If entitled to attend a meeting, a shareholder may be represented by an attorney-in-fact.

                                 Dividend Rights

     At the annual ordinary general shareholders meeting, the Board of Directors submits the financial statements of the company for the previous fiscal year, together with a report thereon by the Board of Directors and the report of the examiner. Once the holders of Series B Shares have approved the financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of such net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our capital stock. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders.

     Amounts allocated as dividends will be paid to the holders of capital stock of FEMSA in the following manner. Pursuant to the Reorganization, the bylaws provide that, before May 11, 2008, dividends will be allocated among the shares outstanding and fully paid at the time a dividend is declared in such manner that each Series D-B Share and Series D-L Share receives 125% of the dividend distributed in respect of each Series B Share. Holders of Series D-B Shares and Series D-L Shares are entitled to this dividend premium in connection with all dividends paid by us other than payments in connection with the liquidation of our company. On May 11, 2008, the Series D-B Shares will automatically convert into Series B Shares and Series D-L Shares will automatically convert into Series L Shares, which will not be entitled to a dividend premium. From and after May 11, 2008, the Series L Shares and Series B Shares that are outstanding and fully paid at the time a dividend is declared will be entitled to share equally in such dividend.

                     Change in Capital and Withdrawal Rights

     Our outstanding capital stock consists of both a fixed and a variable portion. The fixed portion of our capital stock may be increased or decreased only by an amendment of the bylaws adopted by a resolution of the holders of the Series B Shares at an extraordinary shareholders meeting or, in the case of a reduction of capital represented by the Series D-B, Series D-L or Series L Shares, a resolution of the holders of Series D-B, Series D-L or Series L Shares, as the case may be, at a special meeting of the holders of Series D-B, Series D-L or Series L Shares, as the case may be. The variable portion of our capital stock may be increased or decreased by resolution of an ordinary shareholders meeting. Capital increases and decreases must be recorded in our stock registry book and book of capital variations, if applicable.

     A capital stock increase may be effected through the issuance of new shares for payment in cash or in kind, or by capitalization of indebtedness or of certain items of shareholders' equity.

     Under our bylaws and the Mexican National Banking and Securities Commission regulations, variable capital may not be greater than ten times the minimum fixed portion of the capital stock specified in our bylaws. The fixed portion of our capital stock cannot be withdrawn.

     The outstanding variable portion of our capital stock may be fully or partially withdrawn by the shareholders. Shareholders wishing to effect a total or partial withdrawal of the variable portion of their shares must notify us through an authenticated written notice to that effect. If the notice of withdrawal is received prior to the last quarter of the fiscal year, the withdrawal becomes effective at the end of the fiscal year in which the notice is given. Otherwise, the withdrawal becomes effective at the end of the following fiscal year. Upon an election by shareholders to withdraw their variable capital as described above, our share capital will be reduced.

     Reimbursement of withdrawn shares is made at the lower of: (i) 95% of the average price per share quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the withdrawal becomes effective, and
(ii) the book value per share as calculated from the company's financial statements (as approved at the annual ordinary general shareholders meeting) for the fiscal year at the end of which the withdrawal becomes effective. Shareholders exercising their withdrawal rights can request reimbursement by us on the day following the ordinary shareholders meeting at which the financial statements referred to above are approved.

     Because the fixed capital cannot be withdrawn, requests for withdrawals are satisfied only to the extent of the available variable capital and in the order in which they are received; requests that are received simultaneously are fulfilled pro rata to the extent of the available variable capital.

     Any increase or decrease in our capital stock or any redemption or repurchase (described below) will be subject to the following limitations: (i) the Series B Shares will always represent at least 51% of the outstanding shares of capital stock and the Series D-L Shares and Series L Shares will never represent more than 25% of the outstanding shares of capital stock; (ii) before May 11, 2008, the Series D-B, Series D-L and Series L Shares will not exceed in the aggregate 49% of our capital stock; and (iii) from and after May 11, 2008, no Series D Shares will be outstanding, the Series L Shares will represent up to 25% of the capital stock and the Series B Shares will represent at least 75% of the capital stock.

                                Preemptive Rights

     Except in limited circumstances under Mexican law, in the event of a capital increase, a holder of existing shares of a given series generally has a preferential right to subscribe to shares of the same series sufficient to maintain the holder's existing proportionate holding of shares of that series. Preemptive rights must be exercised during a term fixed by the shareholders at the meeting declaring the capital increase, which term must last at least 15 days following the publication of notice of the capital increase in the Official State Gazette. As a result of applicable United States securities laws, holders of ADRs may be restricted in their ability to participate in the exercise of preemptive rights under the terms of the ADR Deposit Agreement. Shares designated for issuance pursuant to a preemptive rights offering, with respect to which preemptive rights have not been exercised, may be sold by us to third parties on the same terms and conditions previously approved by the shareholders or the Board of Directors.

     Article 81 of the Ley de Mercado de Valores (the "Mexican Securities Market Law") permits the issuance and sale of shares through a public offering without granting shareholders preemptive rights, if permitted by the bylaws and upon, among other things, express authorization of the Mexican National Banking and Securities Commission and the approval of the extraordinary shareholders meeting called for such purpose. Our bylaws permit the issuance and sale of shares in a public offering in accordance with Article 81 of the Mexican Securities Market Law. Such offer may not take place if shareholders representing 25% or more of the Series B Shares vote against such issuance. Any shareholder that votes against such issuance has the right to demand that we sell such shareholder's shares to the public at the same price at which the newly issued shares are to be sold.

                         Limitations on Share Ownership

     Ownership by non-Mexican nationals of shares of Mexican enterprises is regulated by the 1993 Ley de Inversion Extranjera (the "Foreign Investment Law") and the regulations applicable thereto (the "Regulations"). The Comision Nacional de Inversion Extranjera (the National Commission on Foreign Investment or the "Foreign Investment Commission") is responsible for the administration of the Foreign Investment Law and the Regulations.

     As a general rule, the Foreign Investment Law allows foreign holdings of up to 100% of the capital stock of Mexican companies except for those engaged in certain specified restricted industries. The Foreign Investment Law and the Regulations require that Mexican shareholders retain the power to determine the administrative control and the management of corporations in industries in which special restrictions on foreign holdings are applicable. Foreign investment in our shares is not limited under either the Foreign Investment Law or the Regulations.

                                Other Provisions

     Redemption. We may redeem part of our shares for cancellation with retained earnings pursuant to a decision of an extraordinary shareholders meeting. Only shares subscribed and fully paid for may be redeemed. Any shares intended to be redeemed shall be purchased on the Mexican Stock Exchange in accordance with the Mexican Corporations Law and the Mexican Securities Market Law. No shares will be redeemed, if as a consequence of such redemption, the Series D-B, Series D-L and Series L Shares in the aggregate exceed the percentages permitted by the bylaws or if any such redemption will reduce fixed capital below its minimum.

     Repurchase of shares. We may repurchase shares of our capital stock on the Mexican Stock Exchange at prevailing market prices. Any such repurchase must be approved by the Board of Directors. The repurchased shares must be paid for with the proceeds of a special reserve account created for the repurchase of shares. Our capital stock would be reduced automatically in an amount equal to the value of each repurchased share; in the event that the purchase price of such shares exceeded the par value, the difference would be paid for with amounts allocated from the special reserve mentioned above. An ordinary shareholders meeting must approve the maximum amount of paid-in capital that may be affected as a result of the repurchase. We will hold any repurchased shares as treasury stock pending future sales thereof; any such sale could only be effected on the Mexican Stock Exchange. Our capital stock will be automatically increased upon the resale of such shares in an amount equal to their par value; any excess amounts will be allocated to the special reserve referred to above. The economic and voting rights corresponding to repurchased shares may not be exercised and such shares will not be deemed outstanding for purposes of calculating any quorum or vote at any shareholders meeting while such shares constitute treasury stock.

     Pursuant to judicial adjudication, we may acquire the shares of a shareholder in satisfaction of a debt owed by such shareholder to us; we must resell any shares so acquired within three months or our capital stock will be reduced and such shares canceled.

     Forfeiture of shares. As required by Mexican law, the bylaws provide that non-Mexican holders of FEMSA shares, BD Units and B Units (i) are considered as Mexican with respect to such shares that they acquire or hold and (ii) may not invoke the protection of their own governments in respect of the investment represented by those shares. Failure to comply with the bylaws may result in a penalty of forfeiture of a shareholder's capital interests in favor of the Mexican state. In the opinion of Lic. Carlos Aldrete, General Counsel of FEMSA, under this provision, a non-Mexican shareholder (including a non-Mexican holder of ADRs) is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican state with respect to its rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in our company. If a shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican state.

     Duration. The bylaws provide that the duration of our company is 99 years, commencing on May 30, 1936.

     Conflict of interest. Any shareholder that has a conflict of interest with respect to a transaction of our company is required to abstain from voting with respect to such transaction at the relevant shareholders meeting. A shareholder that votes on a business transaction in which its interests conflict with those of our company may be liable for damages, but only if the transaction would not have been approved without its vote.

     Under Mexican law, any Director who has a conflict of interest with FEMSA in any transaction must disclose such fact to the other Directors and abstain from voting. Any Director who violates such provisions will be liable for damages. Additionally, our Directors and statutory auditors may not represent shareholders in the shareholder meetings.

     Appraisal rights. Whenever the shareholders approve a change of corporate purpose, change of nationality or transformation from one corporate form to another of FEMSA, any shareholder entitled to vote on such change that has voted against it, may withdraw from FEMSA and redeem its shares receiving the amount calculated as specified under Mexican law attributable to its shares, provided that it exercises its right within 15 days following the adjournment of the meeting at which the change was approved. Under Mexican law, the amount which a withdrawing shareholder is entitled to receive is equal to its proportionate interest in our capital stock according to our most recent balance sheet approved by an ordinary general shareholders meeting.

     Obligation of Majority Shareholders. In accordance with the Mexican Securities Market Law, persons deemed to control us, including our principal shareholders, will be required to make a public offer to repurchase any shares held by public minority shareholders in the event either we or the Mexican National Banking and Securities Commission cancels the listing of such shares with the Mexican Stock Exchange. Mexican law provides that any such repurchase will be made at the higher of the (i) average market price during the preceding 30 days or (ii) book value, as reflected in the last quarterly report filed with the Mexican National Banking and Securities Commission.

     Liquidation. Upon dissolution of FEMSA, one or more liquidators must be appointed by an extraordinary general meeting of the shareholders to wind up its affairs. All fully paid and outstanding shares of capital stock will be entitled to participate equally in any distribution upon liquidation.

     Actions Against Directors. Action for civil liabilities against Directors may be initiated by resolution of an ordinary shareholders meeting. In the event the ordinary shareholders meeting decides to bring such action, the Directors against whom such action is to be brought will immediately cease to be Directors. Additionally, shareholders representing not less than 15% of the outstanding shares may directly exercise such action against the Directors, provided that (i) such shareholders shall not have voted against taking such action at the relevant shareholders meeting, and (ii) the claim covers all the damages alleged to have been caused to FEMSA and not only the portion corresponding to such shareholders. Any recovery of damages with respect to such action will be for the benefit of FEMSA.

     Limited Liability. Shareholders' liability for FEMSA's losses are limited to their shareholdings in our company.

                                    Taxation

     The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of the ADRs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the ADRs (a "U.S. holder"), but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase ADRs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, investors who hold the ADRs as part of a hedge, straddle, conversion or integrated transaction or investors who have a "functional currency" other than the U.S. Dollar. This summary deals only with U.S. holders that will hold the ADRs as capital assets, but does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the voting shares (including ADR's) of the company.

     This summary is based upon tax laws of the United States and Mexico as in effect on the date of this Annual Report, including the provisions of the income tax treaty between the United States and Mexico (the "Tax Treaty"), which are subject to change. The summary does not address any tax consequences under the laws of any state or locality of Mexico or the United States or the laws of any taxing jurisdiction other than the federal laws of Mexico and the United States. Holders of the ADRs should consult their tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of ADRs, including, in particular, the effect of any foreign, state or local tax laws.

     Mexican Taxation

     For purposes of this summary, the term "non-resident holder" means a holder that is not a resident of Mexico and that does not hold the ADRs in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico. For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, unless he or she has resided in another country for more than 183 days (whether consecutive or not) during a calendar year, and can demonstrate that he or she has become a resident of that country for tax purposes. A legal entity is a resident of Mexico either if it is organized under the laws of Mexico or if it has its principal place of business or its place of effective management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such a person can demonstrate that the contrary is true. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such a permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

Taxation of Dividends

     Under Mexican income tax law, dividends, either in cash or in kind, paid with respect to the company's shares represented by ADRs are not subject to Mexican withholding tax.

Taxation of Dispositions of ADRs

     Gains from the sale or disposition of ADRs by non-resident holders will not be subject to Mexican withholding tax.

     Gains on the sale or other disposition of ADRs made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of ADRs in a transaction that is not carried out through the Mexican Stock Exchange or other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our total capital stock (including shares represented by ADRs) within the 12-month period preceding such sale or other disposition. Deposits of shares in exchange for ADRs and withdrawals of shares in exchange for ADRs will not give rise to Mexican tax.

     The Mexican tax rules governing the taxation of gains of nonresident holders on dispositions of their ADRs were amended during 2002. Nonresident holders who disposed of their ADRs during 2002 should consult their own Mexican tax advisors for the Mexican tax treatment of such dispositions.

Other Mexican Taxes

     There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of ADRs. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of the ADRs.

         United States Taxation

Taxation of Dividends

     The gross amount of any dividends paid with respect to our shares represented by ADRs generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the ADR Depositary and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Pesos, will be includible in the income of a U.S. holder in a U.S. Dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the ADR Depositary (regardless of whether such Pesos are in fact converted into U.S. Dollars on such date). If such dividends are converted into U.S. Dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of the ADRs after December 31, 2002 and before January 1, 2009 is subject to taxation at a maximum rate of 15%. U.S. holders should consult their own tax advisors regarding the availability of the reduced dividends tax rate in light of their own particular circumstances. U.S. holders should consult their tax advisors regarding the treatment of the foreign currency gain or loss, if any, on any Pesos received that are converted into U.S. Dollars on a date subsequent to the date of receipt. Dividends generally will constitute foreign source "passive income" or, in the case of certain U.S. holders, "financial services income" for U.S. foreign tax credit purposes.

     Distributions to holders of additional shares with respect to their ADRs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

     A holder of ADRs that is, with respect to the United States, a foreign corporation or Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received on ADRs, unless such income is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States.

Taxation of Capital Gains

     A gain or loss realized by a U.S. holder on the sale or other disposition of ADRs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder's tax basis in the ADRs. Any such gain or loss will be a long-term capital gain or loss if the ADRs were held for more than one year on the date of such sale. Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The deduction of capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of shares by U.S. holders in exchange for ADRs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     Gain, if any, realized by a U.S. holder on the sale or other disposition of ADRs will be treated as U.S. source income for U.S. foreign tax credit purposes.

     A Non-U.S. holder of ADRs will not be subject to U.S. federal income or withholding tax on any gain realized on the sale of ADRs, unless (i) such gain is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States, or (ii) in the case of gain realized by an individual Non-U.S. holder, the Non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

United States Backup Withholding and Information Reporting

     A U.S. holder of ADRs may, under certain circumstances, be subject to "backup withholding" with respect to certain payments to such U.S. holder, such as dividends, interest or the proceeds of a sale or disposition of ADRs, unless such holder (i) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder's U.S. federal income tax liability. While Non-U.S. holders generally are exempt from backup withholding, a Non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

                               Material Contracts

     We and our subsidiaries are parties to a variety of material agreements with third parties, including shareholders' agreements, supply agreements and purchase and service agreements. Set forth below are summaries of such agreements. Because this is a summary, readers should not rely on these summaries in lieu of reading the actual agreements, which we have either filed or incorporated by reference in this Annual Report. See "Item 19. Exhibits."

     FEMSA Cerveza

     Shareholders' Agreement

     In connection with the subscription by Labatt of FEMSA Cerveza's capital stock, Emprex and Labatt agreed that FEMSA Cerveza would be managed as a joint venture. Accordingly, on September 12, 1994, Emprex, Labatt and FEMSA Cerveza entered into a shareholders' agreement (as amended, the "FEMSA Cerveza Shareholders' Agreement"), which, together with FEMSA Cerveza's bylaws, sets forth the basic governance structure under which FEMSA Cerveza operates.

     In the FEMSA Cerveza Shareholders' Agreement, Emprex and Labatt (each, a "Principal Cerveza Shareholder" and collectively, the "Principal Cerveza Shareholders") confirm their agreement to the corporate governance provisions set forth in FEMSA Cerveza's bylaws relating to the composition of the Board of Directors and the executive officers of FEMSA Cerveza as well as to the election of the members of such Board and officers. In addition, the FEMSA Cerveza Shareholders' Agreement provides for the establishment of a management committee to advise on strategic decisions and policies and to review, approve and oversee important decisions of management, such as the approval of senior operating vice presidents and the implementation of the annual budget and the annual business plan.

     The Board of Directors of FEMSA Cerveza currently consists of fifteen Directors and nine Alternative Directors who were elected at the annual ordinary shareholders meeting for a renewable term of one year. Eleven Directors and seven Alternative Directors were appointed by Emprex and four Directors and Alternative Directors were appointed by Labatt.

     The management committee currently consists of nine members, one of whom is the Chief Executive Officer of FEMSA Cerveza (with one vote), four of whom were appointed by Emprex and four of whom were appointed by Labatt.

     The FEMSA Cerveza Shareholders' Agreement gives each of Labatt and Emprex significant influence in the conduct of FEMSA Cerveza's business. In addition, Labatt has the power to veto certain actions requiring approval by the Board of Directors of FEMSA Cerveza, including amendments to the bylaws, reductions in capital stock, certain mergers or spin-offs, initiation of bankruptcy or similar proceedings, delisting any shares from the Mexican Stock Exchange and certain other matters if any of such other matters are presented to a shareholders meeting.

     In addition to the rights of first refusal provided for in FEMSA Cerveza's bylaws regarding proposed transfers of shares, the FEMSA Cerveza Shareholders' Agreement contemplates that a Principal Cerveza Shareholder may purchase the interest in FEMSA Cerveza of the other in the event of a change of control in a Principal Cerveza Shareholder.

     In the event that (i) one of the Principal Cerveza Shareholders buys the other's interest in FEMSA Cerveza because of a change in control in the other Principal Cerveza Shareholder; (ii) Labatt's ownership of FEMSA Cerveza's shares of capital stock (other than certain limited voting shares) is reduced below 20% of all such shares; or (iii) Emprex ceases to have managing control of FEMSA Cerveza, and upon the request of the Principal Cerveza Shareholder whose interest is not so affected, the FEMSA Cerveza Shareholders' Agreement requires that FEMSA Cerveza's bylaws be amended to eliminate all share transfer restrictions and all super-majority voting and quorum requirements, after which the FEMSA Cerveza Shareholders' Agreement will terminate.

     The FEMSA Cerveza Shareholders' Agreement grants to the Principal Cerveza Shareholders registration and tag-along rights with respect to their shareholdings in FEMSA Cerveza. In addition, the FEMSA Cerveza Shareholders' Agreement provides for consultation between the Principal Cerveza Shareholders regarding potential investment opportunities in Latin America.

     As part of the FEMSA Cerveza Shareholders' Agreement, the Principal Cerveza Shareholders have agreed not to compete with each other in Mexico or Canada and not to engage in the manufacturing, sale or distribution of Mexican or Canadian beers other than their respective brands. The Principal Cerveza Shareholders have also agreed to share their know-how, expertise and technology.

     FEMSA Cerveza-Labatt U.S. Joint Venture Agreement

     On December 1, 1994, FEMSA Cerveza, Labatt and certain of their respective affiliates entered into a Joint Venture Agreement (the "U.S. Joint Venture Agreement") wherein they agreed to combine in Labatt USA, Labatt's business related to the brewing, importation, distribution and sale of beer and other malt beverages in the United States and FEMSA Cerveza's business related to the importation, distribution and sale of beer in the United States. Under the U.S. Joint Venture Agreement, Labatt and FEMSA Cerveza have 70% and 30% membership interests, respectively, in Labatt USA.

     U.S. Distributor Agreement

     In connection with the U.S. Joint Venture Agreement, Labatt, FEMSA Cerveza and certain of their respective affiliates (including Labatt USA) executed on December 1, 1994 an Exclusive Distributor Agreement (the "U.S. Distributor Agreement"). Under the U.S. Distributor Agreement, Labatt USA was appointed as the sole and exclusive importer, distributor, marketer and seller of CCM's brands in the United States. The term of the U.S. Distributor Agreement is 99 years, unless terminated earlier by FEMSA Cerveza (subject to the terms of the Members Agreement, as defined below) following a change of control of Labatt, a Prolonged Poor Performance (as defined in the Members Agreement) or a reduction of Labatt's shareholding in FEMSA Cerveza to less than 20% (other than a reduction resulting from certain permitted transfers). The U.S. Distributor Agreement requires that CCM and Labatt USA agree on a price for the purchase by Labatt USA of CCM's brands, which provides Labatt USA with a reasonable profit and CCM with a recovery of its costs and a reasonable contribution to overhead and profit.

     Members Agreement

     In connection with the U.S. Joint Venture Agreement, Labatt and FEMSA Cerveza executed a Principal Owners and Members Agreement, dated March 1, 1996, which, together with the limited liability agreements of Labatt USA, governs the relationship of the parties with respect to Labatt USA (the "Members Agreement"). The Members Agreement provides primarily for the events of termination of the U.S. Distributor Agreement, restrictions on transfers of membership interests, exit mechanisms (including certain puts and calls in case of termination of the U.S. Distributor Agreement, a change of control or a reduction of Labatt's shareholding in FEMSA Cerveza to less than 20%), and agreements with regard to certain matters related to the conduct of the business. The Members Agreement also requires a supermajority vote of six of the seven members of the Board of Directors to approve certain matters, such as distribution of profits policy, debt to capitalization ratio and annual marketing plans (including marketing expenses). Two members of the Board of Directors are appointed by FEMSA Cerveza and the other five members are appointed by Labatt. The Members Agreement also grants registration and tag-along rights to Labatt and FEMSA Cerveza with respect to their shareholdings in Labatt USA.

     The executive committee of Labatt USA consists of five members, one of whom is the Chief Executive Officer of Labatt USA (with no vote), two of whom are appointed by FEMSA Cerveza and two of whom are appointed by Labatt. The executive committee has the authority to advise the joint venture on strategic decisions, such as the approval of senior operating vice presidents and to review, approve and oversee the annual business plan and budget. FEMSA Cerveza has the right to veto certain actions requiring the approval of the Board of Directors of Labatt USA, including the introduction of new lines of business, the acquisition or disposition of assets, the execution of material contracts with affiliates and the marketing expenses for Labatt's brands and CCM's brands.

     Oxxo Distribution Agreement

     Pursuant to a distribution agreement (the "Oxxo Distribution Agreement"), dated September 12, 1994, FEMSA Cerveza (acting through certain of its operating subsidiaries) has appointed FEMSA Comercio as a non-exclusive distributor of the beer products produced and sold by CCM, and FEMSA Comercio has agreed to purchase all of its requirements for beer products from FEMSA Cerveza. The terms under which FEMSA Cerveza's products are sold to FEMSA Comercio, including pricing policy, are set forth in the Oxxo Distribution Agreement, provided, however, that if FEMSA Cerveza shall grant to any third party more favorable terms, such terms shall also be granted to FEMSA Comercio. The initial term of the Oxxo Distribution Agreement is ten years, and thereafter shall be automatically renewed for periods of five years, unless there is a material change in market conditions and either party gives notice of termination for that reason. The Oxxo Distribution Agreement may also be terminated in the event of a default or bankruptcy of either party.

     Supply Agreement

     In connection with Labatt's investment in FEMSA Cerveza, on September 12, 1994, FEMSA Cerveza's principal operating subsidiaries entered into a supply agreement with FEMSA Empaques (the "FEMSA Cerveza Supply Agreement"). Pursuant to the FEMSA Cerveza Supply Agreement, FEMSA Cerveza has agreed to purchase all of its packaging and similar product requirements from FEMSA Empaques. The FEMSA Cerveza Supply Agreement provides that the transactions pursuant to the agreement will be at competitive prices and that FEMSA Empaques will supply FEMSA Cerveza in a continuous, adequate and reliable manner and at reasonable standards of quality, innovation and levels of service. If FEMSA Empaques is unable to satisfy fully FEMSA Cerveza's packaging requirements from FEMSA Empaques' own production, FEMSA Empaques is required to purchase the additional requirements from third party producers and sell such products to FEMSA Cerveza at the price paid by FEMSA Empaques plus the direct costs incurred by FEMSA Empaques in connection with such purchases. Furthermore, FEMSA Cerveza has granted FEMSA Empaques a "right of first offer" to supply FEMSA Cerveza with new packaging products as and when they are developed by FEMSA Empaques. The term of the FEMSA Cerveza Supply Agreement was extended to December 31, 2003, and the FEMSA Cerveza Supply Agreement will be automatically renewed for successive three-year periods, unless cancelled in accordance with its terms.

     Services Agreement

     In 1994, FEMSA Servicios and FEMSA Cerveza entered into a services agreement (the "FEMSA Cerveza Services Agreement") pursuant to which FEMSA Servicios provides certain legal, auditing and other management and professional services to FEMSA Cerveza on terms competitive with those of third party providers. The term of the FEMSA Cerveza Services Agreement is indefinite so long as FEMSA Cerveza continues to be a majority-owned subsidiary of Emprex.

     Logistics Management Agreement

     Logistica CCM has agreed with FEMSA Cerveza as of January 2, 1998 to provide it for a term of five years with integrated logistics services for (i) the deployment of raw and other materials (including cans and bottles) from certain suppliers of CCM to CCM's plants and warehouses; (ii) the movement of finished products from CCM's plants to its distribution centers; and (iii) the return of empty bottles to CCM's plants. Logistica CCM also provides maintenance services to CCM's transportation equipment.

     Labatt Services Agreement

     Labatt has agreed with CCM as of December 31, 1999 to provide specialized services with respect to beer brewing, including, without limitation, information systems, distribution, operations, brewing, marketing and brand management. The agreement provides for a yearly amount payable in equal monthly installments. The provisions are automatically renewable for a one year term, subject to non-renewal by either party with notice to the other party.

     Coca-Cola FEMSA

     Shareholders' Agreement

     In connection with the subscription by Inmex (an indirect subsidiary of The Coca-Cola Company) of 30% of Coca-Cola FEMSA's capital stock, FEMSA and The Coca-Cola Company agreed that Coca-Cola FEMSA would be managed as a joint venture. Accordingly, in June 1993, Emprex (a direct subsidiary of FEMSA), which is the direct holder of the Coca-Cola FEMSA Series A Shares, Inmex and The Coca-Cola Company entered into a shareholders' agreement. As a result of a spin-off (escision ) of Emprex, CIBSA became Coca-Cola FEMSA's sole shareholder. As of July 6, 2002, CIBSA, Emprex and Inmex entered into an amended and restated shareholders' agreement. This agreement was further amended in May 2003 to add as parties, two subsidiaries of The Coca-Cola Company that acquired Coca-Cola FEMSA shares in connection with the acquisition of Panamco (as amended, the "Coca-Cola FEMSA Shareholders' Agreement"). The Coca-Cola FEMSA Shareholder's Agreement together with Coca-Cola FEMSA's bylaws, sets forth the basic rules under which Coca-Cola FEMSA operates.

     The Coca-Cola FEMSA Shareholders' Agreement gives each of The Coca-Cola Company and CIBSA significant influence in the conduct of Coca-Cola FEMSA's business and gives them, together, the ability to control Coca-Cola FEMSA. CIBSA and The Coca-Cola Company together, or CIBSA acting alone in certain limited circumstances, will thus have the power to determine the outcome of all actions requiring approval by the Board of Directors of Coca-Cola FEMSA, and CIBSA and The Coca-Cola Company together, except in certain limited situations, will have the power to determine the outcome of all actions requiring approval of the shareholders of Coca-Cola FEMSA.

     The Coca-Cola FEMSA Shareholders' Agreement sets forth the shareholders' understanding as to the effect of adverse actions taken by The Coca-Cola Company under the bottler agreements as set forth in Coca-Cola FEMSA's bylaws. Coca-Cola FEMSA's bylaws provide that a majority of the Directors appointed by CIBSA, upon making a reasonable, good faith determination that any action taken by The Coca-Cola Company under any bottler agreement between The Coca-Cola Company and Coca-Cola FEMSA or any of its subsidiaries is materially adverse to the business interests of Coca-Cola FEMSA, and the failure by The Coca-Cola Company to cure such action within 60 days of notice thereof, may declare at any time within 90 days after such adverse action a "Simple Majority Period." During the Simple Majority Period, certain decisions, which would ordinarily require the approval of two Directors appointed by The Coca-Cola Company, such as those relating to Coca-Cola FEMSA's business plans and those relating to a new line of business or the termination of an existing line of business, can be made by a simple majority vote of the Board of Directors of Coca-Cola FEMSA without obtaining the approval of any Director appointed by The Coca-Cola Company. A majority of the Directors appointed by CIBSA may terminate a Simple Majority Period, but once having done so, cannot declare another Simple Majority Period within a one-year period following that termination. If a Simple Majority Period persists for more than one year, the provisions of the Coca-Cola FEMSA Shareholders' Agreement addressing resolution of irreconcilable differences may be triggered.

     In addition to the rights of first refusal provided for in Coca-Cola FEMSA's bylaws regarding proposed transfers of shares, the Coca-Cola FEMSA Shareholders' Agreement contemplates three circumstances under which either The Coca-Cola Company or CIBSA may purchase the interest of the other shareholder in Coca-Cola FEMSA: (i) a change in control of either Inmex or CIBSA; (ii) the existence of irreconcilable differences between CIBSA and The Coca-Cola Company; or (iii) the occurrence of certain specified defaults.

     In the event that (i) CIBSA or The Coca-Cola Company buys the other's interest in Coca-Cola FEMSA under any of these circumstances, or (ii) The Coca-Cola Company's or CIBSA's ownership of Coca-Cola FEMSA's shares of capital stock (other than certain limited voting shares) is reduced below 20% of all such shares, and upon the request of the shareholder whose interest is not so reduced, the Coca-Cola FEMSA Shareholders' Agreement requires that Coca-Cola FEMSA's bylaws be amended to eliminate all share transfer restrictions and all super-majority voting and quorum requirements, after which the Coca-Cola FEMSA Shareholders' Agreement would terminate. In the event The Coca-Cola Company's or CIBSA's ownership of Coca-Cola FEMSA's shares of capital stock (other than certain limited voting shares) is reduced below 25% (but not below 20%) of all such shares, and upon the request of the shareholder whose interest is not so reduced, the Coca-Cola FEMSA Shareholders' Agreement requires that Coca-Cola FEMSA's bylaws be amended to eliminate all super-majority voting and quorum requirements, other than those relating to the share transfer restrictions. After elimination of super-majority voting and quorum restrictions upon a reduction of The Coca-Cola Company's ownership, Emprex acting alone could have the power to determine most actions requiring shareholder or board approval by virtue of its ownership of Coca-Cola FEMSA's Series A Shares.

     The Coca-Cola FEMSA Shareholders' Agreement also contains provisions relating to Coca-Cola FEMSA's growth. It provides that The Coca-Cola Company intends for Coca-Cola FEMSA to be one of a small number of its "anchor" bottlers in Latin America. In particular, the parties agreed that it is desirable for Coca-Cola FEMSA to expand by acquiring additional bottler territories in Mexico and other Latin American countries in the event that any become available ("horizontal growth"). In addition, The Coca-Cola Company has agreed, subject to a number of conditions, that if it obtains ownership of a bottler territory that would fit well within Coca-Cola FEMSA's operations, it will give Coca-Cola FEMSA the option to acquire such territory. The Coca-Cola Company has also agreed to support prudent and sound modifications to Coca-Cola FEMSA's capital structure to support horizontal growth. The Coca-Cola Company's agreement as to horizontal growth would cease to be in effect upon (i) the elimination of certain super-majority voting requirements in the event The Coca-Cola Company's or Emprex's ownership of Coca-Cola FEMSA's shares of capital stock (other than certain limited voting shares) is reduced below 25% of all such shares as described above, or (ii) The Coca-Cola Company's election to terminate the agreement following a specified default.

Bottler Agreements

     Bottler agreements are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates for certain Coca-Cola trademark beverages. Coca-Cola FEMSA manufactures, packages, distributes and sells soft drink beverages and bottled water in its Mexican Territories under two Mexican bottler agreements it entered into with The Coca-Cola Company. Coca-Cola FEMSA also manufactures, packages, distributes and sells soft drink beverages and bottled water in its Buenos Aires Territory under its Buenos Aires bottler agreement.

     These bottler agreements provide that Coca-Cola FEMSA will purchase its entire requirement of concentrates for Coca-Cola trademark beverages from The Coca-Cola Company and other authorized suppliers at prices, with terms of payment, and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, Coca-Cola FEMSA sets the price of products sold to retailers at its discretion, subject to the applicability of price restraints. Coca-Cola FEMSA has the exclusive right to distribute Coca-Cola trademark beverages for sale in its territories in authorized containers of the nature prescribed by the bottler agreements and currently used by Coca-Cola FEMSA. These containers include various configurations of cans and returnable and non-returnable bottles made of glass, plastic and fountain containers. See "Item 4. Information on the Company--Coca-Cola FEMSA--Sales."

     The bottler agreements include an acknowledgment by Coca-Cola FEMSA that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the secret formulas with which The Coca-Cola Company's concentrates are made. Subject to Coca-Cola FEMSA's exclusive right to distribute Coca-Cola trademark beverages in its territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from Mexico and Argentina. Coca-Cola FEMSA's bottler agreements do not contain restrictions on The Coca-Cola Company's ability to set the price of concentrates charged to bottlers and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which Coca-Cola FEMSA purchases concentrates under the bottler agreements may vary materially from the prices Coca-Cola FEMSA has historically paid, including during the periods covered by our financial information attached to this Annual Report. Under Coca-Cola FEMSA's bylaws and the shareholders' agreement, however, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain veto rights of the directors ("Series D Directors") appointed by The Coca-Cola Company through Inmex. This provision affords Coca-Cola FEMSA limited protection against The Coca-Cola Company's ability to raise concentrate prices. See "Item 10. Additional Information--Material Contracts--Coca-Cola FEMSA--Shareholders' Agreement.

     The Coca-Cola Company has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. The Coca-Cola Company may also introduce new beverages in Coca-Cola FEMSA's territories; in that event, Coca-Cola FEMSA will have, under the supplemental agreements discussed below, the right of first refusal with respect to the manufacturing, packaging, distribution and sale of such new beverages subject to the same obligations as then exist with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit Coca-Cola FEMSA from producing or handling cola products other than those of The Coca-Cola Company, or other products or packages that would imitate, infringe upon or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, or from acquiring or holding an interest in a party that engages in such activities. The bottler agreements also prohibit us from bottling any soft drink product except under the authority of, or with the consent of, The Coca-Cola Company. The bottler agreements also impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company so as to conform to policies prescribed by The Coca-Cola Company. In particular, Coca-Cola FEMSA is obligated to:

- maintain such plant and equipment, staff and distribution facilities as are capable of manufacturing, packaging and distributing the Coca-Cola trademark beverages in authorized containers in accordance with Coca-Cola FEMSA's bottler agreements and in sufficient quantities to satisfy fully the demand for these beverages in Coca-Cola FEMSA's territories;

-    undertake adequate quality control measures prescribed by The Coca-Cola
     Company;

- develop, stimulate and satisfy fully the demand for Coca-Cola trademark beverages using all approved means, which include the spending of advertising and other marketing funds;

- maintain such sound financial capacity as may be reasonably necessary to assure performance by Coca-Cola FEMSA and its affiliates of Coca-Cola FEMSA's obligations to The Coca-Cola Company; and

- submit annually to The Coca-Cola Company, Coca-Cola FEMSA's marketing, management, promotional and advertising plans for the ensuing year.

     The Coca-Cola Company has no obligation to participate in expenditures for advertising and marketing, but it may, at its discretion, contribute to such expenditures and undertake independent advertising and marketing activities, as well as cooperative advertising and sales promotion programs that would require Coca-Cola FEMSA's cooperation and support. In each of the past five years, The Coca-Cola Company has contributed approximately half of Coca-Cola FEMSA's advertising and marketing budget in the Mexican Territories and, since September 1994, approximately half of such budget in the Buenos Aires Territory. Although Coca-Cola FEMSA believes that The Coca-Cola Company intends to continue to provide cooperative advertising funds, it is not obligated to do so under the bottler agreements. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See Item 10. Additional Information--Material Contracts--Coca-Cola FEMSA--Shareholders' Agreement.

     Coca-Cola FEMSA's two Mexican bottler agreements have terms of ten years and will each expire on June 20, 2013. The Buenos Aires bottler agreement has a term of ten years and will expire on September 1, 2004. The bottler agreements are automatically renewable for ten-year terms, subject to non-renewal by either party with notice to the other party. The bottler agreements are subject to termination by The Coca-Cola Company in the event of default by Coca-Cola FEMSA. The event of default provisions limiting the change in ownership or control of Coca-Cola FEMSA and the assignment or transfer of the bottler agreements are designed to preclude any person not acceptable to The Coca-Cola Company from obtaining an assignment of a bottler agreement or from acquiring Coca-Cola FEMSA, and are independent of similar rights of Inmex set forth in the Coca-Cola FEMSA shareholders' agreement. These provisions may prevent changes in Coca-Cola FEMSA's principal shareholders (as discussed below), including mergers or acquisitions involving sales or dispositions of Coca-Cola FEMSA's capital stock, without the consent of The Coca-Cola Company. See Item 10. Additional Information--Material Contracts--Coca-Cola FEMSA--Shareholders' Agreement.

     In connection with Coca-Cola FEMSA's bottler agreements, Coca-Cola FEMSA also entered into a tradename licensing agreement with The Coca-Cola Company on June 21, 1993, pursuant to which Coca-Cola FEMSA is authorized to use certain trademark names of The Coca-Cola Company. The agreement has an indefinite term, but is terminated if Coca-Cola FEMSA ceases to manufacture, market, sell and distribute Coca-Cola products pursuant to the bottler agreements or if the Coca-Cola FEMSA shareholders' agreement is terminated. The Coca-Cola Company also has the right to terminate the license agreement if Coca-Cola FEMSA uses its trademark names in a manner not authorized by the bottler agreements.

     Coca-Cola FEMSA entered into two supplemental agreements with The Coca-Cola Company on June 21, 1993 and September 1, 1994, which together clarify and expand certain provisions of Coca-Cola FEMSA's bottler agreements. Among other things, the supplemental agreements:

- specify that Coca-Cola FEMSA has a right of first refusal with respect to the production and distribution of certain new trademark products of The Coca-Cola Company in the territories;

- detail the calculation of certain payments upon the occurrence of certain breaches;

- describe certain rights of first negotiation and first refusal of The Coca-Cola Company upon termination of any of the bottler agreements;

- set forth procedural details for notification and communication relating to specific provisions of the bottler agreements; and

- provide that The Coca-Cola Company may authorize other distributors of fountain syrup within the territories and will reimburse Coca-Cola FEMSA for documented costs relating to enforcement actions to protect certain trademarks of The Coca-Cola Company.

     The arrangements between The Coca-Cola Company and the Panamco bottling territories are also governed by bottler agreements. These agreements have different expiration dates and provide The Coca-Cola Company with rights and protections that are similar to those provided to it under Coca-Cola FEMSA's bottler agreements. The bottler agreements covering Panamco's Mexican Territories have a uniform term ending in 2005, while the Panamco bottler agreements in Guatemala, Nicaragua, Costa Rica, Panama, Venezuela, Colombia and Brazil have five year terms.

     FEMSA Empaques

     Ball Licensing Agreement

     Famosa has entered into a number of licensing agreements pursuant to which it has licensed technology pertaining to the manufacture of can bodies and can ends. Effective as of April 1, 2002, Famosa entered into a new Proprietary Technology Licensing Agreement between Ball and Famosa (the "Ball Licensing Agreement"). The terms and conditions of the new Ball Licensing Agreement are basically the same as those contained in the licensing agreement dated as of January 1, 1997. Famosa continues to have the exclusive right to use, in Mexico, technology developed by Ball for the manufacture of drawn and ironed aluminum and tin-plated steel cans and convenience end closures for such cans for beer and soft drink products. The Ball Licensing Agreement also provides Famosa with a non-exclusive right to sell such cans and end closures manufactured pursuant to the Ball Licensing Agreement throughout the world, other than in the United States and Canada. In addition, the Ball Licensing Agreement incorporates the terms of the Proprietary Technology Cross Licensing Agreement executed with Ball on January 1, 1997 (the "Cross Licensing Agreement") pursuant to which Famosa obtained, for as long as the Ball Licensing Agreement is exclusive, an exclusive right to use technology developed by Ball's other licensees with respect to the manufacture of cans and can ends. The term of the Ball Licensing Agreement shall expire March 31, 2007.

     Glass Technology Agreement

     Sivesa entered into an Advanced Technology Agreement dated July 21, 1987, as amended on July 7, 1992 (the "Advanced Technology Agreement"), with Glastechnik Winckler & Co. GMBH ("Glastechnik"), a German company based in Hamburg, Germany and Heye Glass, a German limited partnership based in Obernkirchen, Germany. Under the Advanced Technology Agreement, Heye Glass undertook to train the technical personnel of Sivesa in the operation and maintenance of certain equipment provided by Glastechnik, and to supervise and assist during the construction and commissioning of such equipment. The Advanced Technology Agreement was renewed before its expiration and is effective until July 20, 2009.

     Logistics Management Agreement

     As of January 2000, FEMSA Logistica has agreed to provide FEMSA Empaques, for a term of 5 years, with integrated logistics services for the deployment of beverage cans from FEMSA Empaques' Toluca beverage can plant to CCM's Orizaba plant.

     Logistica

     Oracle License Agreement

     In August 2000, FEMSA Logistica entered into a license agreement with Oracle, that grants FEMSA Logistica a perpetual license to use the following three modules in order to build an electronic logistics and transportation exchange: (a) the marketplace module, an electronic platform for sale transactions over the internet; (b) the supply chain module, an electronic platform that allows participants within the supply chain to participate in inventory management and other logistics operations; and (c) the logistics module, an electronic platform for the direct purchase of freight services by bidding or catalog sales. The agreement requires an initial payment by FEMSA Logistica of approximately US$1.3 million, but additional license payments may be required if volume on the three exchanges exceeds specified levels.

     Perfil Corporativo

     On November 2, 2001, Coca-Cola FEMSA entered into two franchise bottling agreements with Promotora de Marcas Nacionales, S.A. de C.V., a subsidiary of Perfil Corporativo, under which Coca-Cola FEMSA became the sole franchisee for the production, bottling, distribution and sale of Mundet brands in the Valley of Mexico and most of its Southeast Mexico Territory. Each franchise agreement has a term of ten years and will expire on November 2, 2011. The bottling provisions are automatically renewable for ten-year terms, subject to non-renewal by either party with notice to the other party. Other terms and conditions of the franchise agreements are similar to the current arrangements that Coca-Cola FEMSA has entered into with The Coca-Cola Company for the bottling and distribution of Coca-Cola trademark soft drink beverages.

                              Documents on Display

     The materials referred to in this Annual Report, the Annual Report itself and the exhibits hereto, may be inspected and copied at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, we began making filings with the SEC Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") in 2002. Any filings made electronically will be available to the public over the internet at the SEC's web site at http://www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our business activities require the holding or issuing of financial instruments that expose us to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk.

                               Interest Rate Risk

     Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2002, we had outstanding indebtedness of Ps. 10,679 million, of which 29.8% bore interest at fixed interest rates and 70.2% bore interest at variable interest rates. Swap contracts held by us effectively switch a portion of our variable-rate indebtedness into fixed-rate indebtedness. Consequently, as of December 31, 2002 we had 50.6% of fixed-rate debt and 49.4% of variable-rate debt. The interest rate on our variable rate debt is determined by reference to LIBOR, Cetes, U.S. treasury bonds and TIIE (the Tasa de Interes Interbancaria de Equilibrio or Equilibrium Interbank Interest Rate). If these reference rates increase, our interest payments would consequently increase.

     The table below provides information about our financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal payments and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2002, plus spreads, contracted by us. The instruments' actual payments are denominated in U.S. Dollars and Pesos. All the payments in the table are presented in Pesos, our reporting currency, utilizing the December 31, 2002 exchange rate of 10.459 Pesos per U.S. Dollar.

     The table below also includes the fair value of long-term bank loans and syndicated loans which is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of long-term notes payable is based on quoted market prices, and the fair value of the interest rate swaps is estimated based on quoted market prices to terminate the contracts on December 31, 2002. As of December 31, 2002, this represents an additional payment amount of Ps. 123 million.



                          Principal by Year of Maturity
                              At December 31, 2002
                           Millions of Constant Pesos

                                                                                                    At December 31,
                                           At December 31, 2002                                           2001
                                                                     2008 and            Fair       Carrying   Fair
                         2003      2004    2005    2006       2007   thereafter  Total   Value       Value     Value
                         ----      ----    ----    ----       ----   ----------  -----   -----      --------   -----
Fixed Rate Debt
-------------------
  U.S. Dollars.........    42     1,046     --    2,092         --        --    3,180   3,601          2,994    3,314
                                            --                  --        --
  Weighted average
  rate.................   7.3%     9.4%     --     9.0%         --        --     9.1%                   9.0%
                                            --                  --        --

Variable Rate Debt
  U.S. Dollars.........   654    2,319     682      513         70        62    4,299   4,412          3,646    3,701
  Weighted average
  rate.................   6.7%    7.2%   2.7%     2.8%       3.6%       2.0%     5.7%                   6.9%
  Pesos................   180      180    680      910      1,250        --     3,200   3,197            846      846
                                                                         --
  Weighted average
  rate.................   7.1%         7.1%   8.4%     8.6%       8.8%    --     8.5%                   7.0%
                                                                          --

Interest Rate Swaps
 U.S. Dollars:
  Variable to Fixed....   --        261     --    1,465                   --    1,726   (123)          1,310      (1)
                          --                --                            --
  Average pay rate.....          4.935%          3.877%
  Average receive
  rate.................         Libor+1%         Libor(1)
  Pesos:
  Variable to Fixed....                                        500        --      500      --
                                                                          --               --
  Average pay rate.....                                    10.530%
  Average receive
  rate.................                                  TIIE+0.5%

(1) FEMSA has two interest-rate swap contracts outstanding, with reference rates to 3-month LIBOR and 6-month LIBOR.

     A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to floating-rate liabilities held at December 31, 2002 would increase our interest expense by approximately Ps. 75 million, or 14.5% over a 12-month period of 2003, assuming no additional debt is incurred during such period.

                       Foreign Currency Exchange Rate Risk

     Our principal exchange rate risk involves changes in the value of the Peso and Argentine peso relative to the U.S. Dollar. In 2002, approximately 93.5% of our consolidated total revenues was denominated in Pesos, 2.7% was denominated in Argentine pesos and 3.8% in other foreign currencies, principally in U.S. Dollars. We estimate that a majority of our consolidated costs and expenses are denominated in Pesos for Mexican subsidiaries and in Argentine pesos for Coca-Cola FEMSA Buenos Aires. Substantially all of our foreign currency denominated costs and expenses are denominated in U.S. Dollars. As of December 31, 2002, 69.6% of our indebtedness was denominated in U.S. Dollars and the remaining 30.4% in Pesos. Decreases in the value of the Peso relative to the U.S. Dollar will increase the cost in Pesos of our foreign currency denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Peso relative to the U.S. Dollar will also result in foreign exchange losses as the Peso value of our foreign currency denominated indebtedness is increased.

     Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. Dollar-denominated debt obligations as shown in the interest risk table above. We occasionally utilize currency forward contracts to hedge our exposure to the U.S. Dollar relative to the Peso and Argentine peso.

     As of December 31, 2002 and 2001, we did not have any forward agreements to hedge our operations denominated in U.S. Dollars, and we did not have any call option agreements to buy U.S. Dollars.

     The fair value of the foreign currency forward contracts is estimated based on quoted market prices of each agreement at year end assuming the same maturity dates originally contracted. The fair value of the call option agreements is estimated based on quoted market prices of the cost of such agreements, considering the same amounts, exchange rates and maturity dates originally contracted.

     As of December 31, 2002, we had two forward agreements for the purchase of euros in a notional amount of US$7 million, to hedge the exchange rate risk between the U.S. Dollar and the Euro for the purchase of equipment. The fair value is estimated based on quoted market exchange rate to terminate the contracts at the reporting date, which as of December 31, 2002 represented a gain of Ps. 4 million.

                             Euro-Forward Agreements
        Millions of U.S. Dollars ($) and Millions of Constant Pesos (Ps)

                                                          At December 31, 2002
                                                          ---------------------
                                                          Notional
                                                          Amount     Fair Value
Euro-Forwards:
To cover Peso risk..........................              $   7      Ps      4
Weighted average rate U.S. Dollar per Euro:
    Contracted..............................              0.98742           --
    Quoted Market...........................              1.036             --

     A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Peso relative to the U.S. Dollar occurring on December 31, 2002, would have resulted in an increase in our net consolidated integral cost of financing expense of approximately Ps. 517 million over a 12-month period of 2003, reflecting higher interest expense and foreign exchange gain generated by the cash balances held in U.S. Dollars as of that date, net of the loss based on our U.S. Dollar-denominated indebtedness at December 31, 2002. However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of the Peso relative to the U.S. Dollar, which gain on monetary position would reduce the consolidated net integral cost of financing.

     As of the date of this Annual Report, the uncertainty and instability of the Argentine peso continues. The exchange rate at that date was approximately Aps. 2.90 per U.S. Dollar, representing a revaluation of approximately 14% with respect to December 31, 2002. We expect this situation to continue during the second half of 2003, due to the recent presidential election and the possibility of an adverse impact from new political and economic decisions on our results of operations and stockholders' equity. A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Argentine Peso relative to the U.S. Dollar occurring on December 31, 2002, would produce a reduction in stockholders' equity of approximately Ps. 80 million.

                                   Equity Risk

     In 1997, certain of our subsidiaries commenced an Executive Incentive Program (as defined in Item 6, "Compensation of Directors and Officers"), which is administered by a trust for the benefit of the participating executive officers. In November 1997, we hedged our obligations under the Executive Incentive Program by investing in options related to our BD Units. See "Item 6. Directors, Senior Management and Employees Compensation." We hedged our potential obligation under the bonus program by investing in cash-settled options which were deposited in a trust. The cost of the purchased options was recorded in other assets and was amortized over the original five-year term of the options. As of December 31, 2002, the cost has been completely amortized, and as of December 31, 2001 the unamortized cost amounted to Ps. 19 million. A portion of the options expired in October 2002 and were exercised, recognizing a gain of Ps. 1 million, in 2002. The remaining outstanding options expire in September 2003.

     At December 31, 2002, the stock market price of a BD Unit was Ps. 37.93 million. The fair value of the options is estimated based on quoted market prices to terminate the contracts on December 31, 2002.

                                                                        Fair Value (Millions of Pesos)
                                                                      2002                         2001
                                                            ------------------------      ------------------------
Equity Risk:
    Call Options on BD Units (long)(1)
       Contracts (one BD Unit per contract)....               356,449        Ps. 62        3,796,810      Ps. 16
       Strike Price (U.S. Dollars per BD Units)              $20.0979                         $3.614

    Put Options on BD Units (short)(1)
       Contracts (one BD Unit per contract)....               356,449       Ps. (14)              --            --
       Strike Price (U.S. Dollars per BD Units)              $40.0779                             --

(1) Put and Call option contracts are European and can be either settled in cash or in shares.


                              Commodity Price Risk

     On January 1, 2002, FEMSA Cerveza entered into agreements with Petroleos Mexicanos ("PEMEX"), maturing in December 2003, which gives it the right to purchase natural gas at a fixed price for three years. However, as a result of the decrease in international natural gas prices, FEMSA Cerveza entered into a swap agreement maturing in December 2003.

     Additionally, during 2002 we have entered into various derivative contracts maturing in 2003 and 2004 to hedge the cost of aluminum.

     The result of the commodity price contracts was a gain of Ps. 17 million in 2002, which is recorded in the results of operations for the year. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date.

         The outstanding contracts and their terms are as follows:
Maturity Date                     Contract Type          Notional Amount        Fair Value
                                                         (in millions)        (in millions)
----------------------------- ----------------------- ---------------------- ------------------

2003                                  Put Options            Ps.    76          Ps.   (3)
                                      Seagulls                  180                   (7)
                                      Swaps                     424                   (8)
                                      Collar                    151                  (11)
----------------------------- ----------------------- ---------------------- ------------------
2004                                  Put Options               360                  (25)
                                      Swaps                     154                   (3)

ITEMS 12-14.      NOT APPLICABLE

ITEM 15. CONTROLS AND PROCEDURES

     (a) Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure and control procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

     (b) There were no significant changes in our internal controls or in other factors which could significantly affect our internal controls subsequent to the date we carried out our evaluation.

ITEMS 16-17.      NOT APPLICABLE

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-48, incorporated herein by reference.




ITEM 19. EXHIBITS


1.1        Bylaws (estatutos sociales) of FEMSA (formerly known as Valores Industriales, S.A.), together with an
           English translation (incorporated by reference to FEMSA's registration statement on Form F-4 filed on
           April 9, 1998 (File No. 333-8618)).

2.1        Deposit Agreement, among FEMSA (formerly known as Valores
           Industriales, S.A.), Citibank, N.A., and all registered holders and beneficial owners from time to time of any American Depositary
           Receipts, including the form of American Depositary Receipt
           (incorporated by reference to FEMSA's registration statement on Form
           F-4 filed on April 9, 1998 (File No. 333-8618)).

2.2        Specimen certificate representing a BD Unit, consisting of one Series
           B Share, two Series D-B Shares and two Series D-L Shares, together with an English translation (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998 (File No.
           333-8618)).

2.3        US$80,000,000 Credit Agreement, dated August 8, 2001, among FEMSA
           Comercio, the financial institutions party thereto, BBVA Bancomer, S.A. and BBVA Securities, Inc. (incorporated by reference to FEMSA's
           Form 20-F filed on June 20, 2001 (File No. 1-14814)).

2.4        US$60,000,000 Credit Agreement, dated December 18, 2002, among FEMSA Empaques, Fabricas Monterrey, S.A.
           de C.V., Silices de Veracruz, S.A. de C.V., the financial institutions party thereto, BBVA Bancomer,
           S.A., Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer, BankBoston N.A. and Export
           Development Canada

2.5        Amendment, dated April 9, 2003, to the Credit Agreement, dated December 18, 2002, among FEMSA Empaques,
           Fabricas Monterrey, S.A. de C.V., Silices de Veracruz, S.A. de C.V., BBVA Bancomer, S.A., Institucion
           de Banca Multiple, Grupo Financiero BBVA Bancomer, BankBoston N.A., Export Development Canada and Banco
           Nacional de Comercio Exterior, S.N.C.

2.6        FEMSA Cerveza, Note Purchase Agreement, dated October 28, 1999,
           US$150,000,000 8.92% Senior Notes due 2004 (incorporated by reference to FEMSA's annual report on Form 20-F filed June 27, 2000 (File No.
           1-14814)).

2.7 Indenture Agreement between Coca-Cola FEMSA and Citibank, N.A., as trustee, dated October 28, 1996 (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998 (File No.
           333-8618)).

2.8 Note Purchase Agreement, dated August 26, 1994, among Coca-Cola FEMSA and the holders specified therein (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998
           (File No. 333-8618)).

2.9 Voting Trust Agreement among certain principal shareholders of FEMSA together with an English translation (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998
           (File No. 333-8618)).

2.10       Term Loan Agreement, dated April 23, 2003, among Coca-Cola FEMSA, JPMorgan Chase Bank, Banco J.P.
           Morgan, S.A., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc., Banco Nacional de
           Mexico, S.A., BBVA Bancomer and ING Bank, N.V. (incorporated by reference to Coca-Cola FEMSA's annual report on Form 20-F filed on June 27, 2003 (File No. 1-2260)).

2.11       Bridge Loan Agreement, dated April 23, 2003, among Coca-Cola FEMSA, JPMorgan Chase Bank, Banco J.P.
           Morgan, S.A., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc., Banco Nacional de
           Mexico, S.A., BBVA Bancomer and ING Bank, N.V. (incorporated by reference to Coca-Cola FEMSA's annual report on Form 20-F filed on June 27, 2003 (File No. 1-2260)).

2.12       Mexican Certificados Bursatiles in the amount of Ps. 2,000 million (maturing in four years).

2.13       Mexican Certificados Bursatiles in the amount of Ps. 1,250 million (maturing in five years).

2.14       Mexican Certificados Bursatiles in the amount of Ps. 1,000 million (maturing in seven years).


3.1        Shareholders' Agreement, dated September 12, 1994, as amended, among FEMSA, Labatt Brewing Company
           Limited and FEMSA Cerveza (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998 (file No.
           333-8618)).

4.1        Joint Venture Agreement, dated December 1, 1994, among Labatt, Labatt Holdings, Inc. ("Labatt
           Holdings"), Labatt USA, Inc., Labatt Importers, Inc., Latrobe Brewing Company, Labatt Holdings II Inc.
           ("Labatt Holdings II"), FEMSA Cerveza, Multi-National Investment Corporation, Wisdom Import Sales
           Company, Inc. ("Wisdom Import Sales Company"), LF Holdings I. L.L.C. ("LF Holdings I"), LF Holdings II
           L.L.C. ("LF Holdings II"), Latrobe Brewing Company L.L.C. and Labatt USA L.L.C. (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.2        Distribution Agreement, dated December 1, 1994, among FEMSA Cerveza,
           Labatt, and certain affiliates (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998 (File No.
           333-8618)).

4.3        Members Agreement, dated March 1, 1996, among FEMSA Cerveza and
           Labatt (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.4        Distribution Agreement, dated September 12, 1994, between FEMSA Cerveza and FEMSA Comercio
           (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998 (File
           No. 333-8618)).

4.5        Supply Agreement, dated September 12, 1994, between FEMSA Cerveza and
           FEMSA Empaques (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.6 Services Agreement, dated September 12, 1994, between FEMSA Cerveza and FEMSA Servicios (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998 (File No.
           333-8618)).

4.7        Services Agreement, dated December 31, 1999, between Cerveceria Cuauhtemoc Moctezuma and Labatt.

4.8        Amended and Restated Shareholder's Agreement, dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola
           Company and Inmex (incorporated by reference to Coca-Cola FEMSA's annual report on Form 20-F filed on June 27, 2003 (File No.
           1-12260)).

4.9 Amendment, dated May 6, 2003, to Shareholders' Agreement as amended and restated on July 6, 2002, among CIBSA, Emprex, The Coca-Cola
           Company and Inmex (incorporated by reference to Coca-Cola FEMSA's annual report on Form 20-F filed on June 27, 2003 (File No.
           1-12260)).

4.10       Bottler Agreement, dated June 21, 1993, with respect to the Valley of
           Mexico, between Coca-Cola FEMSA and The Coca-Cola Company, together with an English translation (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998 (File No.
           333-8618)).

4.11       Supplemental Agreement, dated June 21, 1993, with respect to the
           Valley of Mexico, between Coca-Cola FEMSA and The Coca-Cola Company, together with an English translation (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998
           (File No. 333-8618)).

4.12       Bottler Agreement, dated June 21, 1993, with respect to Southeast
           Mexico, between Coca-Cola FEMSA and The Coca-Cola Company, together with an English translation (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998 (File No.
           333-8618)).

4.13       Supplemental Agreement, dated June 21, 1993, with respect to
           Southeast Mexico, between Coca-Cola FEMSA and The Coca-Cola Company, together with an English translation (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998
           (File No. 333-8618)).

4.14       Bottler Agreement, dated August 22, 1994, with respect to the greater
           Buenos Aires area, between Coca-Cola FEMSA and The Coca-Cola Company, together with an English translation (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998
           (File No. 333-8618)).


4.15 Supplemental Agreement, dated August 22, 1994, with respect to the greater Buenos Aires area, between Coca-Cola FEMSA and The Coca-Cola
           Company, together with an English translation (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.16 Amendment, dated August 4, 1995, to the Bottler Agreement with respect to the greater Buenos Aires area between Coca-Cola FEMSA and The Coca-Cola Company dated August 22, 1994, together with an English translation (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.17       Bottler Agreement, dated December 1, 1995, with respect to former
           SIRSA San Isidro Refrescos, S.A. I y C ("SIRSA"), between Coca-Cola
           FEMSA and The Coca-Cola Company, together with an English translation
           (incorporated by reference to FEMSA's registration statement on Form
           F-4 filed on April 9, 1998 (File No. 333-8618)).

4.18 Supplemental Agreement, dated December 1, 1995, with respect to former SIRSA territory, between Coca-Cola FEMSA and The Coca-Cola
           Company, together with an English translation (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.19 Amendment, dated February 1, 1996, to Bottler Agreement with respect to former SIRSA territory, dated December 1, 1995, between Coca-Cola
           FEMSA and The Coca-Cola Company, together with an English translation
           (incorporated by reference to FEMSA's registration statement on Form
           F-4 filed on April 9, 1998 (File No. 333-8618)).

4.20       Bottler Agreements, dated November 2, 2001, with respect to the
           Mundet brands in the Valley of Mexico and most of Southeast Mexico, between subsidiaries of Coca-Cola FEMSA and Promotora de Marcas
           Nacionales, S.A. de C.V. (incorporated by reference to Coca-Cola
           FEMSA's annual report on Form 20-F filed on July 1, 2002 (File No.
           1-12260)).

4.21 Bottler Agreement with respect to the Mexican Golfo area between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company, dated July 1,
           1999 (English Translation) (incorporated by reference to Coca-Cola
           FEMSA's annual report on Form 20-F filed June 27, 2003 (File No.
           1-12260)).

4.22 Bottler Agreement with respect to the Mexican Bajio area between Panamco Bajio, S.A. de C.V. and The Coca-Cola Company, dated July 1,
           1999 (English Translation) (incorporated by reference to Coca-Cola
           FEMSA's annual report on Form 20-F filed June 27, 2003 (File No.
           1-12260)).

4.23 Form of Bottler Agreement covering all territories outside of Mexico that belonged to Panamco, including schedule of covered territories
           (English Translation) (incorporated by reference to Coca-Cola FEMSA's annual report on Form 20-F filed June 27, 2003 (File No. 1-12260)).

4.24       Supply Agreement, dated June 21, 1993, between Coca-Cola FEMSA and
           FEMSA Empaques (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.25       Services Agreement, dated June 21, 1993, between Coca-Cola FEMSA and
           FEMSA Servicios (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.26       Sugar Sale and Purchase Agreement, dated March 22, 2002, between Nacional Financiera, S.N.C. and
           Propimex, S.A. de C.V. (incorporated by reference to Coca-Cola FEMSA's Form 20-F filed on July 1, 2002
           (File No. 1-12260)).

4.27       PET Purchase Agreement, dated April 1998, between Coca-Cola FEMSA and ALPLA Fabrica de Plasticos, S.A.
           de C.V. (incorporated by reference to Coca-Cola FEMSA's Form 20-F filed on July 1, 2002 (File No.
           1-12260)).

4.28       Licensing Agreement, dated April 1, 2002, between Famosa and Ball Corporation.

4.29       Advanced Technology Agreement, dated July 21, 1987, and amended July
           7, 1992, among Sivesa, Glastechnik Winckler & Co. GMBH, and Heye
           Glass (incorporated by reference to FEMSA's registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).


4.30       Software License Agreement, dated August 30, 2000, between FEMSA
           Logistica and Oracle (incorporated by reference to FEMSA's Form 20-F filed on June 20, 2001 (File No. 1-14814)).

8.1        Significant subsidiaries

12.1       Certification, pursuant to Section 906 of the Sarbanes-Oxley Act of
           2002, dated June 27, 2003.


Omitted from the exhibits filed with this Annual Report are certain instruments and agreements with respect to long-term debt of Coca-Cola FEMSA, none of which authorizes securities in a total amount that exceeds 10% of the total assets of Coca-Cola FEMSA. We hereby agree to furnish to SEC copies of any such omitted instruments or agreements as the Commission requests.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders of Fomento Economico Mexicano, S. A. de C. V.,


We have audited the accompanying consolidated balance sheets of Fomento Economico Mexicano, S.A. de C.V. (a Mexican corporation) and Subsidiaries (collectively referred to as the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2002, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect total assets of approximately 12% and 11% of the consolidated totals as of December 31, 2002 and 2001, respectively, and total revenues of 26%, 22% and 19% of the consolidated totals for each of the three years in the period ended December 31, 2002, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of such other auditors.


We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fomento Economico Mexicano, S.A. de C.V. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in Mexico.

As mentioned in Note 4:

- Effective January 1, 2000 the new procedures for the recognition of deferred income taxes as prescribed by revised Bulletin D-4, "Accounting for Income Taxes, Tax on Assets and Employee Profit Sharing", were adopted.

- Effective January 1, 2001 the new procedures for the recognition of all financial instruments as prescribed by Bulletin C-2, "Financial Instruments", were adopted.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States of America (U.S. GAAP). A description of these differences and a reconciliation of consolidated net income and stockholders' equity to U.S. GAAP as permitted by the regulations of the U.S. Securities and Exchange Commission, which allow omission of the requirement to quantify, in the U.S. GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Notes 24 and 25.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.


Monterrey, N.L., Mexico
January 29, 2003, except for Note 27 as to which the date is May 6, 2003




FOMENTO ECONOMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Balance Sheets
At December 31, 2002 and 2001
Amounts expressed in millions of US dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2002

                                                                              2002                                2001
ASSETS
Current Assets:
     Cash and cash equivalents                            $      1,392         Ps.        14,556     Ps.         7,619
     Accounts receivable                                           299                     3,132                 3,392
     Inventories                                                   465                     4,867                 4,413
     Recoverable taxes                                              32                       332                    13
     Prepaid expenses                                               59                       612                   554
Total Current Assets                                             2,247                    23,499                15,991
Investments in shares                                               52                       544                   437
Property, plant and equipment                                    2,845                    29,753                28,849
Other assets                                                       536                     5,612                 4,609
Goodwill and other intangible assets                                57                       596                 1,250
TOTAL ASSETS                                              $      5,737         Ps.        60,004     Ps.        51,136
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Bank loans                                           $        299         Ps.         3,127     Ps.         1,198
     Interest payable                                               15                       152                   162
     Current maturities of long-term debt                           84                       876                   367
     Suppliers                                                     485                     5,071                 4,513
     Taxes payable                                                  74                       773                 1,079
     Accounts payable, accrued expenses and other liabilities      171                     1,795                 1,387
Total Current Liabilities                                        1,128                    11,794                 8,706
Long-Term Liabilities:
     Bank loans and notes payable                                  937                     9,803                 7,117
     Labor liabilities                                             102                     1,072                   800
     Deferred taxes                                                381                     3,987                 3,943
     Other liabilities                                              52                       535                   565
Total Long-Term Liabilities                                      1,472                    15,397                12,425
Total Liabilities                                                2,600                    27,191                21,131

Stockholders' Equity:
     Minority interest in consolidated subsidiaries                937                     9,798                 8,832
     Majority interest:
       Capital stock                                               390                     4,081                 4,081
       Additional paid-in capital                                  952                     9,952                 9,952
       Retained earnings from prior years                        1,188                    12,430                 9,731
       Net income for the year                                     271                     2,837                 3,393
       Cumulative translation adjustment                          (40)                     (415)                 (189)
       Cumulative result of holding non-monetary assets          (561)                   (5,870)               (5,795)
Total Majority Interest                                          2,200                    23,015                21,173

Total Stockholders' Equity                                       3,137                    32,813                30,005
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $      5,737         Ps.        60,004     Ps.        51,136


The accompanying notes are an integral part of these consolidated balance sheets. Monterrey, N.L., Mexico, January 29, 2003



Jose Antonio                                         Federico Reyes Garcia
Chief Exectuive Officer                              Chief Financial Officer


FOMENTO ECONOMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Income Statements
For the years ended December 31, 2002, 2001 and 2000.
Amounts expressed in millions of US dollars ($) and in millions of constant
Mexican pesos (Ps.) as of December 31, 2002

                                                                     2002                        2001             2000

    Net sales                                         $     5,043      Ps.   52,746     Ps.    49,952   Ps.     47,805
    Other operating revenues                                   19               195               145               64
Total revenues                                              5,062            52,941            50,097           47,869
Cost of sales                                               2,521            26,364            24,871           23,729
----------------------------------------------------------------------------------------------------------------------
Gross profit                                                2,541            26,577            25,226           24,140
----------------------------------------------------------------------------------------------------------------------
Operating expenses:
    Administrative                                            446             4,659             4,608            4,424
    Sales                                                   1,196            12,511            12,118           12,090
----------------------------------------------------------------------------------------------------------------------
                                                            1,642            17,170           16,726            16,514
----------------------------------------------------------------------------------------------------------------------
Income from operations                                        899             9,407              8,500           7,626
Participation in the results of affiliated companies            8                84                 33              37
----------------------------------------------------------------------------------------------------------------------
                                                              907             9,491              8,533           7,663
Integral result of financing:
    Interest expense                                          (87)             (906)             (948)          (1,160)
    Interest income                                            43               446               476              441
    Foreign exchange gain (loss)                             (31)              (325)              230           (1,121)
    Gain (loss) on monetary position                          37                389               (40)             269
----------------------------------------------------------------------------------------------------------------------
                                                             (38)              (396)             (282)          (1,571)
Other income (expenses), net                                 (82)              (858)             (297)             243
----------------------------------------------------------------------------------------------------------------------
Income for the year before income tax, tax on assets
    and employee profit sharing                              787              8,237             7,954            6,335
Income tax, tax on assets and employee
    profit sharing                                           346              3,624             2,945            2,508
----------------------------------------------------------------------------------------------------------------------
Net income before change in accounting principle             441              4,613             5,009            3,827
Change in accounting principle                                 -                  -               (29)               -
----------------------------------------------------------------------------------------------------------------------
Consolidated net income for the year                  $       441    Ps.      4,613   Ps.       4,980   Ps.      3,827
----------------------------------------------------------------------------------------------------------------------
    Net majority income                                       271             2,837             3,393            2,748
    Net minority income                                       170             1,776             1,587            1,079
----------------------------------------------------------------------------------------------------------------------
Consolidated net income for the year                  $       441    Ps.      4,613    Ps.      4,980     Ps.    3,827
----------------------------------------------------------------------------------------------------------------------
Net majority income per share
    (US dollars and constant Mexican pesos):
    Per Series "B" share
       Before change in accounting principle          $     0.046    Ps.      0.478    Ps.      0.576     Ps.    0.459
       After change in accounting principle                 0.046             0.478             0.571            0.459

    Per Series "D" share
       Before change in accounting principle                0.057             0.597             0.720            0.574
       After change in accounting principle                 0.057             0.597             0.714            0.574


        The accompanying notes are an integral part of these consolidated income statements.



FOMENTO ECONOMICO MEXICANO, S.A. DE C.V AND SUBSIDIARIES Consolidated Statements of Changes in Financial Position For the years ended December 31, 2002, 2001 and
2000.
Amounts expressed in millions of US dollars ($) and in millions of constant
Mexican pesos (Ps.) as of December 31, 2002

                                                                     2002                       2001              2000
----------------------------------------------------------------------------------------------------------------------
Resources Generated by (Used in):
Operations:
    Consolidated net income for the year              $        441   Ps.     4,613     Ps.      4,980   Ps.      3,827
    Depreciation                                               227           2,378              2,290            2,415
    Amortization and other                                     216           2,259              1,571            1,494
----------------------------------------------------------------------------------------------------------------------
                                                              884            9,250              8,841            7,736
----------------------------------------------------------------------------------------------------------------------
    Working capital:
       Accounts receivable                                      40             418               (154)             168
       Inventories                                             (66)           (686)               (17)            (434)
       Prepaid expenses                                         (5)            (56)                (9)            (166)
       Suppliers and other liabilities                          84             873                221              856
       Recoverable taxes, net                                  (58)           (607)               645             (216)
       Interest payable                                         (1)            (10)               (47)              45
       Labor liabilities                                         -               -                (90)              (5)
----------------------------------------------------------------------------------------------------------------------
Net Resources Generated by Operating Activities                878           9,182              9,390            7,984
----------------------------------------------------------------------------------------------------------------------
Investments:
    Investments in shares                                     (12)            (127)                78              689
    Property, plant and equipment                            (295)          (3,086)            (3,219)          (3,006)
    Deferred charges                                         (235)          (2,454)            (2,095)          (1,565)
    Acquisition of Promotora de Marcas Nacionales               -                -               (167)              68
    Sale of fixed assets of Amoxxo                              -                -                242                -
    Sale of fixed assets of Coca-Cola FEMSA                     -                -                129
     -
    Other assets, net                                        (16)             (164)               195             (710)
----------------------------------------------------------------------------------------------------------------------
Net Resources Used in Investing Activities                   (558)          (5,831)            (4,837)          (4,524)
----------------------------------------------------------------------------------------------------------------------
Financing Activities:
    Bank loans and notes payable                              524            5,482               (508)            (620)
    Amortization in real terms of long-term liabilities       (37)            (390)              (293)            (243)
    Notes payable and others                                    7               78                (68)            (357)
    Dividends declared and paid                              (109)          (1,140)              (632)            (720)
    Repurchase of FEMSA shares                                  -                -                (68)            (256)
    Decrease in the minority interest of:
       FEMSA Cerveza                                            -                -               (119)            (169)
       Logistica-CCM                                            -                -                (37)               -
       Amoxxo                                                   -                -               (335)               -
    Cumulative translation adjustment                         (42)            (444)               774              306
----------------------------------------------------------------------------------------------------------------------
Net Resources Generated by (Used in) Financing Activities     343            3,586             (1,286)          (2,059)
----------------------------------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                     663            6,937              3,267            1,401
Cash and Cash Equivalents at the Beginning of the Year        729            7,619              4,352            2,951
----------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at the End of the Year       $    1,392    Ps.    14,556    Ps.       7,619        Ps. 4,352
----------------------------------------------------------------------------------------------------------------------


    The accompanying notes are an integral part of these consolidated statements of changes in financial position.




FOMENTO ECONOMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2002, 2001 and 2000.
Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2002

                                                  Capital    Additional     Retained           Net    Cumulative    Cumulative
                                                    Stock       Paid-in     Earnings       Income    Translation        Result
                                                                Capital   from Prior       for the   Adjustment     of Holding
                                                                               Years          Year                Non-monetary
                                                                                                                        Assets
Balances at December 31, 1999              Ps.      4,105  Ps.    9,952   Ps.  8,196    Ps.  3,436    Ps. (740)    Ps. (4,116)
Transfer of prior year income                                                  3,436        (3,436)
Dividends declared and paid                                                    (594)
Deferred income tax effect                                                   (3,280)
Repurchase of FEMSA shares                           (19)                      (237)
Decrease in the minority interest of
FEMSA Cerveza
Comprehensive income                                                                         2,748          156          (810)
Balances at December 31, 2000             Ps.        4,086 Ps.    9,952  Ps.  7,521     Ps.  2,748   Ps.   (584)    Ps.(4,926)
Transfer of prior year income                                                 2,748         (2,748)
Repurchase of FEMSA shares                                (5)                   (63)
Dividends declared and paid                                                    (475)
Decrease in the minority interest of:
FEMSA Cerveza
Logistica-CCM
Amoxxo
Comprehensive income                                                                         3,393           395         (869)
Balances at December 31, 2001              Ps.       4,081 Ps.    9,952   Ps. 9,731     Ps.  3,393   Ps.   (189)    Ps.(5,795)
Transfer of prior year income                                                 3,393         (3,393)
Dividends declared and paid                                                    (694)
Comprehensive income                                                                         2,837          (226)         (75)
Balances at December 31, 2002              Ps.       4,081 Ps.    9,952  Ps. 12,430    Ps.   2,837    Ps.  (415)    Ps.(5,870)



                                              Total      Minority     Total
                                              Majority   Interest     Stockholders'
                                              Interest   in           Equity
                                                         Consolidated
                                                         Subsidiaries
Balances at December 31, 1999                Ps. 20,833   Ps. 8,479   Ps.  29,312
Transfer of prior year income
Dividends declared and paid                     (594)          (126)        (720)
Deferred income tax effect                     (3,280)       (1,248)      (4,528)
Repurchase of FEMSA shares                       (256)                      (256)
Decrease in the minority interest of
FEMSA Cerveza                                                  (169)        (169)
Comprehensive income                             2,094          984         3,078
Balances at December 31, 2000              Ps.  18,797    Ps. 7,920   Ps.  26,717
Transfer of prior year income
Repurchase of FEMSA shares                        (68)                       (68)
Dividends declared and paid                      (475)         (157)        (632)
Decrease in the minority interest of:
FEMSA Cerveza                                                  (119)        (119)
Logistica-CCM                                                   (37)         (37)
Amoxxo                                                         (335)        (335)
Comprehensive income                            2,919         1,560         4,479
Balances at December 31, 2001              Ps.  21,173   Ps.   8,832  Ps.  30,005
Transfer of prior year income
Dividends declared and paid                      (694)         (446)       (1,140)
Comprehensive income                             2,536         1,412        3,948
Balances at December 31, 2002              Ps.  23,015    Ps. 9,798   Ps.  32,813


The accompanying notes are an integral part of these consolidated statements of changes in stockholders' equity.

FOMENTO ECONOMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
At December 31, 2002, 2001 and 2000
Amounts expressed in millions of US dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2002
-------------------------------------------------------------------------------

Note 1.    Activities of the Company.

Fomento Economico Mexicano, S.A. de C.V. ("FEMSA") is a Mexican holding company. The principal activities of FEMSA and its subsidiaries ("the Company"), as an economic unit, are carried out by operating subsidiaries, and grouped under direct and indirect holding company subsidiaries (the "Subholding Companies") of FEMSA. The following is a description of such activities, together with ownership interest in each Subholding Company:

-------------------------------------------------------------------------------
Subholding Company                    % Ownership      Activities
-------------------------------------------------------------------------------
FEMSA Cerveza, S.A. de C.V.              70.0%          Production, distribution and marketing of beer through its
and Subsidiaries                                        principal operating subsidiary, Cerveceria Cuauhtemoc
("FEMSA Cerveza")                                       Moctezuma, S.A. de C.V., which operates six breweries
                                                        throughout Mexico and produces and distributes 15 different brands of beer, of which the five most important are:
                                                        Tecate, Carta Blanca, Superior, Sol and XX Lager. Labatt
                                                        Brewing Company Limited ("Labatt") and its holding company,
                                                        Stellamerica Holdings Limited ("Stellamerica"), jointly own
                                                        30% of FEMSA Cerveza's capital stock.

Coca-Cola  FEMSA,  S.A. de C.V. and      51.0%         Production,  distribution and marketing of certain Coca-Cola
Subsidiaries                                           trademark  beverages  in two  territories  in Mexico and one
("Coca-Cola FEMSA")                                    territory in Argentina.  The Inmex Corporation,  an indirect subsidiary of The Coca-Cola  Company,  owns 30% of Coca-Cola
                                                       FEMSA's  capital  stock.  In addition,  shares  representing
                                                       19% of  Coca-Cola  FEMSA's  capital  stock are listed on the
                                                       Bolsa Mexicana de Valores,  S.A. de C.V. ("BMV") and The New
                                                       York Stock Exchange, Inc. ("NYSE").

FEMSA  Empaques,  S.A. de C.V.  and      99.9%         Production and distribution of a wide variety of packaging
Subsidiaries                                           materials primarily to the beverage and food industries,
("FEMSA Empaques")                                     including products such as aluminum beverage cans and tops, steel food cans, bottle caps and other closures, glass
                                                       beverage bottles, labels and other flexible packaging
                                                       materials, plastic cases, coolers, commercial refrigeration equipment, detergents, lubricants and adhesives.

FEMSA  Comercio,  S.A. de C.V.  and      99.9%         Operation of a chain of convenience stores under the trade name
Subsidiaries                                           "OXXO" and the operation of "Oxxo Express Service Centers",
("FEMSA Comercio")                                     convenience stores with gas stations.

--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
Subholding Company                 % Ownership         Activities
--------------------------------------------------------------------------------------------------------------------
Logistica-CCM,  S.A.  de C.V.  and       70.0%         Provide transportation, logistics and maintenance services to
Subsidiaries                                           FEMSA Cerveza's subsidiaries.  Labatt and Stellamerica
("Logistica-CCM")                                      jointly own 30% of Logistica-CCM's capital stock.


FEMSA Logistica, S.A. de C.V.            99.9%         Provide  transportation,  logistics and maintenance services
and Subsidiaries                                       to FEMSA's  subsidiaries  other than those of FEMSA Cerveza,
("FEMSA Logistica")                                    and to third parties.
--------------------------------------------------------------------------------------------------------------------


In general extraordinary stockholder meetings of FEMSA Cerveza and Logistica-CCM held on December 20, 2002, the merger of Logistica-CCM into FEMSA Cerveza was approved. The merger will become effective January 1, 2003.

Oxxo Express, S.A. de C.V. ("Oxxo Express", previously Empresas Amoxxo, S.A. de C.V.) was a joint venture between Amoco Mexico Holding Company, a subsidiary of BP Amoco, p.l.c., and Desarrollo Comercial FEMSA, S.A. de C.V. ("DCF", a subsidiary of FEMSA), that operated 31 service centers consisting of convenience stores located at gas stations. On September 3, 2001, the joint venture agreement was terminated, resulting in DCF obtaining complete legal and operating control of 17 service centers of Oxxo Express. This transaction represented a reduction of FEMSA's minority interest of Ps. 335. On March 26, 2002, FEMSA Comercio acquired Oxxo Express from DCF, integrating the service centers with the chain of OXXO stores.

On October 25, 2001, through an indirect subsidiary, FEMSA acquired Promotora de Marcas Nacionales, S.A. de C.V. ("Promotora de Marcas Nacionales"), whose principal asset is the Mundet trademark soft drinks. The cost of the acquisition was Ps. 167, primarily representing a trademark of Ps. 145, which is presented in other assets in the balance sheet and is being amortized on a straight-line basis over 20 years; additionally, concentrate production equipment was acquired for Ps. 22. FEMSA will continue operating the present Mundet franchises, and Coca-Cola FEMSA was designated to produce, distribute and market Mundet trademark soft drinks in its territories. The results of operations of the acquired company are included in the consolidated results of FEMSA since the acquisition date.


Note 2.    Basis of Presentation.

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"), as further explained in
Note 24. A reconciliation from Mexican GAAP to US GAAP is included in Note 25.

The consolidated financial statements are stated in millions of Mexican pesos ("Ps."). The translations of Mexican pesos into US dollars ("$") are included solely for the convenience of the reader, using the exchange rate as of December 31, 2002 of 10.459 Mexican pesos to one US dollar. Such convenience translations should not be construed as representations that the Mexican peso accounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

The consolidated financial statements include the financial statements of FEMSA and those of all companies in which it owns directly or indirectly a majority of the outstanding capital stock and/or exercises control. All intercompany account balances and transactions have been eliminated in such consolidation.

Note 3.    Foreign Subsidiary Incorporation.

The accounting records of the foreign subsidiaries are maintained in the currency of the country where they are located.

The financial statements of the foreign subsidiaries are restated to the purchasing power of the local currency at the end of the year applying the inflation rate of the country of origin and are subsequently translated into Mexican pesos using the year-end exchange for their inclusion in the consolidated financial statements.

The variation in a net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders' equity.

The foreign exchange gain or loss generated from the financing obtained to acquire foreign subsidiaries, net of the related tax effect, is included in the cumulative translation adjustment, to the extent the net investment in the foreign subsidiaries is considered to be an economic hedge of such debt. The foreign exchange gain or loss associated with any unhedged portion of such debt is recorded in the results of the year.

The gain or loss on monetary position resulting from the hedged portion of the financing is computed using the inflation rate of the country in which the acquired subsidiary is located, because it is considered an integral part of the investment in such subsidiary, and is included in the integral result of financing.

The goodwill resulting from the acquisition of foreign subsidiaries is maintained in the functional currency of the foreign subsidiary, since such investment will be recovered in such currency, and is restated applying the inflation factor of the country of origin and using the year-end exchange rate.

In December 2001, the Argentine government adopted a series of economic measures, the most important of which consisted of restrictions on cash withdrawals and foreign exchange transactions. On January 6, 2002, the Argentine government published the Economic Emergency Law that will be in effect through December 10, 2003. This law grants powers to the government to establish the system that will determine the exchange rate of the Argentine peso with respect to foreign currencies and to establish foreign exchange regulations.

Due to the instability of the Argentine economy and the devaluation of Argentine peso, the Company has recognized a loss in the value of its investment in Coca-Cola FEMSA de Buenos Aires, S.A. ("Coca-Cola FEMSA Buenos Aires"). As of December 31, 2002 and 2001, the losses accumulated in stockholders' equity generated by the Argentine peso devaluation amount to:

---------------------------------------------------------------------------------------------------------------------
                                                                                             2002               2001
---------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
     Majority interest                                                             Ps.        785     Ps.        454
     Minority interest                                                                        754                437
---------------------------------------------------------------------------------------------------------------------
                                                                                   Ps.      1,539     Ps.        891
---------------------------------------------------------------------------------------------------------------------

As a result of the continuing difficult economic situation in Argentina, the uncertainty with respect to the period of recovery, and the instability of the exchange rate, on July 1, 2002, the Company determined the value of Coca-Cola FEMSA Buenos Aires based on price market value multiples of comparable businesses resulting in the recognition of an impairment of goodwill generated by the acquisition of Ps. 402, which was recorded in other expenses in the results of the year.


As a result, the net investment in Coca-Cola FEMSA Buenos Aires is no longer considered to be an economic hedge of the liabilities denominated in US dollars incurred to acquire Coca-Cola FEMSA Buenos Aires.

Note 4.    Significant Accounting Policies.

The Company's accounting policies are in accordance with Mexican GAAP, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements. The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

a)   Recognition of the Effects of Inflation:
     The recognition of the effects of inflation in the financial information consists of:

     - Restating non-monetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated.

     - Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income generated, through the use of factors derived from the National Consumer Price Index ("NCPI").

     - Including in stockholders' equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon NCPI factors.

     - Including in the cost of financing the purchasing power gain or loss from holding monetary items.

     The Company restates its consolidated financial statements in terms of the purchasing power of the Mexican peso as of the most recent balance sheet date by using NCPI factors for Mexican subsidiaries, and by using for foreign subsidiaries the inflation rate plus the latest year-end exchange rate of the country in which the foreign subsidiary is located.

     The Company restates its income statement using NCPI factors determined from the month in which the transaction occurred to the most recent balance sheet date.

     Financial information for the Mexican subsidiaries for prior years was restated using NCPI factors. Financial information for foreign subsidiaries and affiliated companies included in the consolidated financial statements was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located and then translated at the year-end exchange rate of the Mexican peso. Accordingly, the amounts are comparable with each other and with the preceding years since all are expressed in the purchasing power of the respective currencies as of the end of the latest years presented.

b)   Cash and Cash Equivalents:
     Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the quoted market prices.

c)   Inventories and Cost of Sales:
     The value of inventories is adjusted to replacement cost, without exceeding market value. Cost of sales is determined based on replacement cost at the time of sale. Advances to suppliers to purchase raw materials and spare parts are included in the inventory account and are restated by applying NCPI factors, considering their average age.

d)   Prepaid Expenses:
     These represent payments for services that will be received over the next 12 months. Prepaid expenses are recorded at historical cost and recognized in the income statement of the month in which the services or benefits are received. Prepaid expenses are principally represented by advertising, leasing and promotional expenses.

     Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations the first time the advertising takes place.

     Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. Those costs are recorded as prepaid expenses and amortized over the year, during which they are estimated to increase sales of the related products or presentations to normal operating levels, which is generally one year.

e)   Bottles and Cases:
     Bottles and cases are recorded at acquisition cost and restated to their replacement cost.

     FEMSA Cerveza includes bottles and cases in inventories. Breakage is charged to expense as incurred. For the years ended December 31, 2002, 2001 and 2000, breakage expense amounted to Ps. 22, Ps. 41 and Ps. 34, respectively.

     Coca-Cola FEMSA includes bottles and cases in property, plant and equipment. For financial reporting purposes, breakage is recorded as an expense as it is incurred. Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year. The Company estimates that breakage expense is similar to the depreciation calculated on an estimated useful life of approximately four years for returnable glass bottles, four years for returnable cases and one year for returnable plastic bottles. For the years ended December 31, 2002, 2001 and 2000, breakage expense amounted to Ps. 192, Ps. 199 and Ps. 279, respectively. Bottles and cases in circulation, which have been placed in the hands of customers, are presented net of deposits received from customers, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives.

f)   Investments in Shares:
     The investments in shares of affiliated companies are initially recorded at their acquisition cost and subsequently valued using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at cost and restated based upon NCPI factors.

g)   Property, Plant and Equipment:
     These assets are initially recorded at their cost of acquisition and/or construction. Property, plant and equipment of domestic origin, except bottles and cases of Coca-Cola FEMSA (see Note 4 e), are restated by applying NCPI factors. Imported equipment is restated by applying the inflation rate of the country of origin and then translated at the year-end exchange rate.

     Depreciation of property, plant and equipment is computed using the straight-line method, based on the value of the restated assets reduced by their residual values. Depreciation rates are determined by the Company together with independent appraisers, considering the estimated remaining useful lives of the assets.

    The annual average depreciation rates of the assets are as follows:

    ----------------------------------------------------------------------------------------------------------------
     Buildings and construction                                                                               2.82%
     Machinery and equipment                                                                                  5.54%
     Distribution equipment                                                                                   7.38%
     Other equipment                                                                                          7.37%
    ----------------------------------------------------------------------------------------------------------------


                                      F10

     The main types of machinery and equipment include: bottling production lines, bottle washer machines, conveyors, packaging equipment, can and crown cap production lines, glass bottle production equipments, as well as storage and container equipment.

h)   Other Assets:
     Represent payments whose benefits will be received in future years. These consist principally of:

- Agreements with customers for the right to sell and promote the Company's products during certain periods of time, which are being considered as monetary assets and amortized in accordance with the timing of the receipt by the Company of such benefits, as set forth in terms of such agreements, which beginning 2001, is in base of the volume sold by the customers. The average term of these agreements is between three and four years.

     Prior to 2002, the amortization of these expenses was included in operating expenses. Beginning 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" of the Financial Accounting Standards Board ("FASB"), which requires presenting the amortization of these capitalized amounts as a reduction of net sales. The income statements of the years 2001 and 2000 have been reclassified to conform to this change in presentation.



     The amortization for the years ended December 31, 2002, 2001 and 2000 recognized in selling expenses amounted to Ps. 951, Ps. 851 and Ps. 636, respectively.

- Leasehold improvements, which are restated by applying NCPI factors, are amortized using the straight-line method over the term in which the benefits are expected to be received.

- Start-up expenses represent costs incurred prior to the opening of an Oxxo store, including rent, permits and licenses. Such amounts are restated based on NCPI factors and are amortized on a straight-line basis over the period during which the related benefits are expected to be received.

i)   Goodwill and Other Intangible Assets:
     This is the difference between the price paid and the book value of the shares and/or assets acquired, which is substantially equal to the fair value of such assets. This difference is amortized over a period of no more than 20 years. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying the inflation rate of the country of origin and the year-end exchange rate.

j)   Payments from The Coca-Cola Company:
     The Coca-Cola Company participates in the advertising and promotional programs of Coca-Cola FEMSA. The resources received for advertising and promotional incentives are included as a reduction of selling expenses. The net expenses incurred were Ps. 715, Ps. 693 and Ps. 707 during the years ended December 31, 2002, 2001 and 2000, respectively.

     In addition, since 1999 The Coca-Cola Company has made payments in connection with Coca-Cola FEMSA's refrigeration equipment investment program. These resources are related to the increase in volume sales of Coca-Cola products that result from such expenditures and will be reimbursed if the established conditions in the contracts are not met. The refrigeration equipment investments, net of the participation of The Coca-Cola Company, are recorded in property, plant and equipment.

k)   Labor Liabilities:
     Labor liabilities include obligations for pension and retirement plan, seniority premiums and postretirement medical services, based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be non-monetary and are restated using NCPI factors, with such restatement presented in stockholders' equity. The increase in labor liabilities of the year is charged to expense in the income statement.

     The unamortized prior service costs are recorded as expenses in the income statement over the year during which the employees will receive the benefits of the plan, which in the case of pension and retirement plans and seniority premiums is 14 years and for postretirement medical services is 20 years, both since 1996.

     The main subsidiaries of the Company have established funds for the payment of pension benefits and postretirement medical services through irrevocable trusts with the employees as beneficiaries.

    Severance indemnities are charged to expenses on the date that they are incurred. The severance payments resulting from the Company's reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses, net. During the years ended December 31, 2002, 2001 and 2000, these amounted to Ps. 162, Ps. 169 and Ps. 226, respectively.

l) Revenue Recognition: Revenue is recognized upon shipment of goods to customers or upon delivery to the customer and the customer has taken ownership of the goods. Net sales reflect units delivered at selling list prices reduced by promotion allowances and discounts.

     Cost of sales includes expenses related to raw materials used in production process, labor (wages and other benefits), depreciation of production facilities and equipment and other costs including fuel, electricity, breakage of returnable bottles in the production process, equipment maintenance, inspection, and inter and intra-plant transfer costs.

     Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company's products, professional services fees, depreciation of offices facilities and amortization of capitalized software costs.

     Selling expenses include:

     a) Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. During the years ended December 31, 2002, 2001 and 2000, these distribution costs amounted to Ps. 3,299, Ps. 3,581 and Ps. 3,712, respectively.
     b) Sales: labor costs (salaries and other benefits) and sales commission paid to sales personnel.
     c) Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

m) Income Tax, Tax on Assets and Employee Profit Sharing: The Company determines and records its income tax, tax on assets and employee profit sharing in accordance with the tax legislation and revised Bulletin D-4, "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participacion de los Trabajadores en las Utilidades" (Accounting for Income Tax, Tax on Assets and Employee Profit Sharing), which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

     The balance of deferred income tax and deferred tax on assets is determined using the liability method, which takes into account all temporary differences between the accounting and tax bases of assets and liabilities. Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting income for the year and the basis for employee profit sharing that are expected to generate a benefit or liability within a defined year.

     The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

     The deferred tax provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account. The initial effect of the application of this new bulletin as of January 1, 2000 was recorded in retained earnings and minority interest (see Note 21 d).

     FEMSA has received authorization from the Secretaria de Hacienda y Credito Publico ("SHCP") to prepare its income tax and tax on asset returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, which is limited to 60% of the stockholders' participation.

n)   Integral Result of Financing: The integral result of financing includes:

     Interest:
     Interest income and expenses are recorded when earned or incurred, respectively.

     Foreign Exchange Gains and Losses:
     Transactions in foreign currency are recorded in Mexican pesos using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for the foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries (see Note 3).

     Gain (Loss) on Monetary Position:
     This is the result of the effects of inflation on monetary items. The gain
     (loss) on monetary position for Mexican subsidiaries is computed by applying NCPI factors to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of foreign companies (see Note 3).

     The gain (loss) on monetary position of foreign subsidiaries is computed by applying the monthly inflation rate of the country in which such subsidiary is located to the net monetary position at the beginning of each month, expressed in such country's local currency, then translating the monthly results into Mexican pesos using the year-end exchange rate, except as mentioned in Note 3.

o)   Financial Instruments:
     The Company frequently contracts financial instruments to manage the financial risks associated with its operations. If the instrument is used to manage the risk related with the Company's operations, the effect is recorded in cost of sales and in operating expenses. If the instrument is used to manage the risks related with the financing operations, the effect is recorded in interest expense or in the foreign exchange loss (gain), depending on the related contract.

     Prior to 2001, the Company recorded in the result of the year the effect of financial instruments at their maturity date, except for foreign exchange options, for which the premium paid was amortized throughout the life of the contract.

     Beginning in January 2001, Bulletin C-2, "Instrumentos Financieros" (Financial Instruments) went into effect, which requires an enterprise to record all financial instruments in the balance sheet as assets or liabilities. The bulletin requires that financial instruments entered into for hedging purposes be valued using the same valuation criteria applied to the hedged asset or liability.

     Additionally, financial instruments entered into for purposes other than hedging the operations of the Company should be valued at fair market value. The difference between the financial instrument's initial value and fair market value should be recorded in the income statement at the end of the year. The initial effect of this bulletin is included in net income of 2001, net of taxes, as a change in accounting principle, which amount to Ps. 29.

p)   Cumulative Result of Holding Non-monetary Assets:
     This represents the sum of the difference between book values and restatement values, as determined by applying NCPI factors to non-monetary assets such as inventories and fixed assets, and their effect on the income statement when the assets are consumed or depreciated.

q)   Comprehensive Income:
     Comprehensive income is comprised of the net income and other comprehensive income items such as the translation adjustment and the result of holding non-monetary assets and is presented in the consolidated statement of changes in stockholders' equity.

r)   Valuation of Goodwill and Long-Lived Assets:
     The Company reviews the carrying value of its goodwill and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In order to determine whether an impairment exists, management compares estimated future cash flows to be generated by those assets with their carrying value. If such assets are considered to be impaired, the impairment charge to be recognized in net income is measured by the amount by which the carrying amount exceeds their fair value.

Note 5.    Accounts Receivable.

                                                                                        2002                  2001
-------------------------------------------------------------------------------------------------------------------
Trade                                                                        Ps.       2,465      Ps.        2,502
Allowance for doubtful accounts                                                        (281)                 (226)
Notes receivable                                                                         407                   355
The Coca-Cola Company                                                                    114                   140
Travel advances to employees                                                              30                    22
Insurance claims                                                                          22                    27
Rent of warehouses                                                                        13                    11
Loans to employees                                                                         6                    13
Other                                                                                    356                   548
-------------------------------------------------------------------------------------------------------------------
                                                                             Ps.       3,132     Ps.         3,392
-------------------------------------------------------------------------------------------------------------------

The changes in the allowance for doubtful accounts are as follows:

                                                                                            2002              2001
-------------------------------------------------------------------------------------------------------------------
    Balance at the beginning of the year                                         Ps.         226    Ps.        232
    Provision for the year                                                                   121               122
    Write-offs                                                                              (54)             (119)
    Restatement of the balance at the beginning of the year                                 (12)               (9)
-------------------------------------------------------------------------------------------------------------------
    Balance at the end of the year                                               Ps.         281    Ps.       226
-------------------------------------------------------------------------------------------------------------------


Note 6.    Inventories.
                                                                                             2002              2001
---------------------------------------------------------------------------------------------------------------------
Finished products                                                                   Ps.      1,592    Ps.      1,423
Raw materials                                                                                1,448             1,392
Bottles and cases of FEMSA Cerveza                                                           1,085             1,039
Spare parts                                                                                    317               318
Advances to suppliers                                                                          312               135
Work in process                                                                                139               124
Advertising and promotional materials                                                           11                13
Allowance for obsolescence                                                                    (36)              (31)
---------------------------------------------------------------------------------------------------------------------
                                                                                   Ps.      4,867   Ps.       4,413
---------------------------------------------------------------------------------------------------------------------


Note 7.    Prepaid Expenses.

                                                                                              2002              2001
---------------------------------------------------------------------------------------------------------------------
Advertising                                                                         Ps.        539    Ps.        499
Leasing                                                                                         31                28
Other                                                                                           42                27
---------------------------------------------------------------------------------------------------------------------
                                                                                   Ps          612    Ps.        554
---------------------------------------------------------------------------------------------------------------------


The advertising and promotional expenses recorded in the income statement for the years ended December 31, 2002, 2001 and 2000 are as follows:

                                                                            2002              2001              2000
---------------------------------------------------------------------------------------------------------------------
Advertising                                                       Ps.        776    Ps.        801    Ps.        945
Promotional expenses                                                         121               105               115
---------------------------------------------------------------------------------------------------------------------

Note 8.    Investments in Shares.

---------------------------------------------------------------------------------------------------------------------
Company                                                             Ownership                 2002              2001
---------------------------------------------------------------------------------------------------------------------
FEMSA Cerveza:
    Labatt-USA LLC ("Labatt")                                             30.00%    Ps.        172    Ps.        117
    Associated companies of FEMSA Cerveza                              Various                 106                52
    Rio Blanco Trust (waste water treatment plant)                        33.71%                86                68
    Other associates                                                                            16                20
Coca-Cola FEMSA:
    Industria Envasadora de
    Queretaro, S.A. de C.V. ("IEQSA")                                     19.60%                68                62
Coca-Cola FEMSA Buenos Aires:
    Complejo Industrial Can S.A. ("CICAN")                                48.10%                46                64
Other associates                                                       Various                  50                54
---------------------------------------------------------------------------------------------------------------------
                                                                                    Ps.       544    Ps.         437
---------------------------------------------------------------------------------------------------------------------

On May 31, 2000, FEMSA Empaques' sale of Corrugados de Tehuacan, S.A. de C.V. to Willamette Industries, Inc. was completed. The sales price was $ 71, and the net proceeds were used to pay debt. The gain on the sale was $5, net of fee payments, and is included in other income (expenses), net.


Note 9.    Property, Plant and Equipment.

                                                                                              2002              2001
---------------------------------------------------------------------------------------------------------------------
Land                                                                                Ps.      3,369    Ps.      3,433
Buildings                                                                                   12,792            12,464
Machinery and equipment                                                                     29,449            27,792
Accumulated depreciation                                                                  (18,344)          (17,073)
Construction in progress                                                                     1,443             1,307
Bottles and cases of Coca-Cola FEMSA                                                           284               212
Assets stated at realizable value                                                              760               714
---------------------------------------------------------------------------------------------------------------------
                                                                                    Ps.     29,753   Ps.      28,849
---------------------------------------------------------------------------------------------------------------------

The Company has identified fixed assets consisting mainly of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments. Such assets are not in use and have been valued at their estimated realizable value, according to independent appraisals. Such assets are allocated as follows:

                                                                                              2002              2001
---------------------------------------------------------------------------------------------------------------------
FEMSA Cerveza                                                                       Ps.        393    Ps.        303
Coca-Cola FEMSA                                                                                  -                26
FEMSA Empaques                                                                                  39                33
FEMSA                                                                                          328               352
---------------------------------------------------------------------------------------------------------------------
                                                                                    Ps.        760    Ps.        714
---------------------------------------------------------------------------------------------------------------------

Those fixed assets recorded at their estimated realizable value are considered monetary assets on which a loss on monetary position is computed and recorded in the results of operations.

Note 10.   Other Assets.

                                                                                              2002              2001
---------------------------------------------------------------------------------------------------------------------
Agreements with customers of FEMSA Cerveza and Coca-Cola FEMSA                      Ps.      2,274    Ps.      2,199
Leasehold improvements                                                                       1,385             1,162
Long-term accounts receivable                                                                  463               415
Recoverable taxes (Note 22 a)                                                                  379               410
Additional labor liabilities (Note 14)                                                         284               105
Deferred acquisition costs of Panamco                                                          261                 -
Cost of systems implementation                                                                 171                30
Start-up expenses                                                                               84                61
Prepaid advertising                                                                             25                61
Yankee bond issuance costs                                                                      23                30
Bonus program (Note 15)                                                                          -                19
Other                                                                                          263               117
---------------------------------------------------------------------------------------------------------------------
                                                                                    Ps.      5,612    Ps.      4,609
---------------------------------------------------------------------------------------------------------------------



Note 11.   Goodwill and Other Intangible Assets.

                                                                                              2002              2001
---------------------------------------------------------------------------------------------------------------------
Coca-Cola FEMSA:
    Coca-Cola FEMSA Buenos Aires                                                    Ps.        908    Ps.      1,112
    Tapachula territory                                                                        139               139
FEMSA:
    Minority interest acquisition                                                              254               254
    Mundet trademark                                                                           149               145
Accumulated amortization                                                                     (452)             (400)
Impairment of the goodwill generated by Coca-Cola FEMSA Buenos Aires                         (402)                 -
---------------------------------------------------------------------------------------------------------------------
                                                                                    Ps.       596     Ps.      1,250
---------------------------------------------------------------------------------------------------------------------


Note 12.   Balances and Transactions with Related Parties and Affiliated Companies.

The consolidated balance sheet and income statement include the following balances and transactions with related parties and affiliated companies:


Balance Sheet                                                                                 2002              2001
---------------------------------------------------------------------------------------------------------------------
Assets (accounts receivable)                                                        Ps.        624    Ps.        673
Liabilities (suppliers and other liabilities)                                                  321               162
Long-term debt with BBVA Bancomer, S.A. (Note 16) (1)                                        1,465               776
---------------------------------------------------------------------------------------------------------------------


Transactions                                                                2002              2001              2000
---------------------------------------------------------------------------------------------------------------------
Income:
    Sales to and other revenues from affiliated
       Companies of FEMSA Cerveza                                 Ps.      1,610    Ps.      1,059    Ps.      1,077
    Sales of cans to IEQSA                                                   355               393               452
    Interest income (1)                                                      111               101               100
---------------------------------------------------------------------------------------------------------------------
Expenses:
    Purchase of concentrate from The Coca-Cola Company                     2,559             2,643             2,603
    Purchases from Grupo Industrial BIMBO, S.A. de C.V. (1)                  460               383               325
    Purchase of canned products from IEQSA and CICAN                         235               552               355
    Insurance premiums (1)                                                   152                83                11
    Services paid to Labatt                                                  114               122               118
    Interest expense (1)                                                       7                24                 7
    Other                                                                     15                23                29
---------------------------------------------------------------------------------------------------------------------

(1) There are common members of the Board of Directors

Note 13.   Balances and Transactions in Foreign Currency.

Assets, liabilities and transactions denominated in a foreign currency, other than the functional currency of the reporting unit, translated into US dollars are as follows:


                                          Applicable
Balances                                  Exchange Rate (1)             Short-Term         Long-Term  (a)   Total
---------------------------------------------------------------------------------------------------------------------
December 31, 2002:       Assets                         10.459        $       638        $         19     $      657
                         Liabilities                                          389                 652          1,041

December 31, 2001:       Assets                          9.180        $       293        $         17     $      310
                         Liabilities                                          269                 647            916
---------------------------------------------------------------------------------------------------------------------

(1) Mexican pesos per one US dollar

---------------------------------------------------------------------------------------------------------------------
Transactions                                                                2002              2001              2000
---------------------------------------------------------------------------------------------------------------------
Revenues                                                              $      217         $     204        $      192
Expenses:
    Purchases of raw materials                                               229               201               219
    Technical assistance fees                                                 32                44                21
    Interest and other                                                       245               177               204
---------------------------------------------------------------------------------------------------------------------
                                                                      $      506         $     422        $      444
---------------------------------------------------------------------------------------------------------------------

As of January 29, 2003, the issue date of these consolidated financial statements, the exchange rate was 10.986 Mexican pesos per one US dollar, and the foreign currency position was similar to that December 31, 2002.


Note 14.   Labor Liabilities.

The actuarial calculations for the Mexican subsidiaries' pension and retirement plans, seniority premiums and postretirement medical service liabilities and the cost for the year were determined using the following long-term assumptions:

                                                                  Real Rates
--------------------------------------------------------------------------
Annual discount rate                                                 6.0%
Salary increase                                                      2.0%
Return on assets                                                     6.0%
--------------------------------------------------------------------------

In June 2001, the Company decreased the projected service obligation derived from a change in the actuarial calculations based on a confirmation received from the Mexican Social Security Institute ("IMSS") regarding the interpretation of Article 28 of the Social Security Law in effect in July 1997, in which the IMSS increased the pensions to those insured for disability, old age, and discharge due to aging.




The balances of the liabilities and the trust assets as well as the expenses for the year are as follows:

                                                                                              2002            2001
---------------------------------------------------------------------------------------------------------------------
Pension and retirement plans:
    Vested benefit obligation                                                       Ps.      1,274    Ps.      1,084
    Non-vested benefit obligation                                                            1,006               943
---------------------------------------------------------------------------------------------------------------------
    Accumulated benefit obligation                                                           2,280             2,027
    Excess of projected benefit obligation over accumulated benefit obligation                 208               200
---------------------------------------------------------------------------------------------------------------------
    Projected benefit obligation                                                             2,488             2,227
Pension plan funds at fair value                                                           (1,581)           (1,559)
---------------------------------------------------------------------------------------------------------------------
Unfunded projected benefit obligation                                                          907               668
    Unrecognized net transition obligation services                                          (369)             (369)
    Unrecognized actuarial net gain                                                             46               228
---------------------------------------------------------------------------------------------------------------------
                                                                                               584               527
    Additional labor liability                                                                 264                87
---------------------------------------------------------------------------------------------------------------------
    Total                                                                           Ps.        848    Ps.        614
---------------------------------------------------------------------------------------------------------------------

Seniority premiums:
    Vested benefit obligation                                                       Ps.         58    Ps.         59
    Non-vested benefit obligation                                                               47                44
    Accumulated benefit obligation                                                             105               103
    Excess of projected benefit obligation over accumulated benefit obligation                   9                 8
    Projected benefit obligation                                                               114               111
    Recognized net transition obligation services                                             (17)              (14)
                                                                                                97                97
    Additional labor liability                                                                  20                18
---------------------------------------------------------------------------------------------------------------------
    Total                                                                           Ps.        117    Ps.        115



Postretirement medical services:
    Vested benefit obligation                                                       Ps.        173    Ps.        159
    Non-vested benefit obligation                                                              174               177
---------------------------------------------------------------------------------------------------------------------
    Accumulated benefit obligation                                                             347               336
    Medical services funds at fair value                                                      (41)              (26)
---------------------------------------------------------------------------------------------------------------------
    Unfunded status                                                                            306               310
    Unrecognized net transition obligation                                                    (62)              (66)
    Unrecognized actuarial net loss                                                          (137)             (173)
---------------------------------------------------------------------------------------------------------------------
    Total                                                                           Ps.        107    Ps.         71
---------------------------------------------------------------------------------------------------------------------
    Total Labor Liabilities                                                         Ps.      1,072    Ps.        800



Expense for the year                                                        2002              2001              2000
---------------------------------------------------------------------------------------------------------------------
Pension plan                                                      Ps.        124    Ps.        100    Ps.        138
Seniority premiums                                                            21                20                18
Postretirement medical services                                               41                40                14
---------------------------------------------------------------------------------------------------------------------
                                                                  Ps.        186    Ps.        160    Ps.        170
---------------------------------------------------------------------------------------------------------------------

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the real behavior of those variables at the end of the year.

At December 31, 2002 and 2001 the projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which is recorded as an intangible asset included in other assets (see Note 10).

The trust assets consist of fixed income and variable funds, valued at market. The contribution to the pension plan and postretirement medical services funds by certain subsidiaries amounted to Ps. 65 and Ps. 52 at December 31, 2002 and 2001, respectively.

The integral result of financing includes the interest cost related to labor liabilities, net of the return on plan assets. This amounted to Ps. 60, Ps. 48 and Ps. 48 for the years ended December 31, 2002, 2001 and 2000, respectively.


Note 15.   Bonus Program.

Certain subsidiaries of the Company have implemented a bonus program for the benefit of certain executive officers of such subsidiaries. Under the terms of this program approved in April 1997, the executive officers were to be entitled on the fifth anniversary of the program to a cash payment of a special bonus based on the officer's salary and the amount of the increase in real terms in the market value of FEMSA shares during the preceding five years, provided that no payments would be made unless the market value of FEMSA shares has at least doubled in real terms by such fifth anniversary. In March 2002, the Company amended certain terms of the program and extended the program by one year. As a result, the program will not expire until March 2003. For the executives of Coca-Cola FEMSA, the bonus program is based in equally on the market value of FEMSA shares and on the market value of Coca-Cola FEMSA shares.

The Company hedged its potential obligation under the bonus program by investing in cash-settled options, and such purchased options were deposited in a trust. The cost of the purchased options has been recorded in other assets and was amortized over the original five-year term of the options. As of December 31, 2002, the amount has been completely amortized, and as of December 31, 2001 the unamortized cost amounted to Ps. 19 (see Note 10). A portion of the options expired in October 2002 and were exercised, recognizing a gain of Ps. 1, in the results of the year. The remaining outstanding options expire in September 2003.

The purchased options are "marked to market", and any income derived therefrom is recorded only to the extent that such income exceeds the potential compensation as a function of the special bonuses that would be due based on the stock price at the end of each reporting year. As of the date of these financial statements, no income has been recorded.

Additionally, in 1999 the Company instituted a new compensation plan for certain key executives, which consists of granting them an annual bonus based on each executive's responsibilities within the organization and the executives' performance during the previous year, which is accrued over a period of five years beginning in 1999. The annual bonus is recorded in the results of operations of the year.

For each key executive, on an annual basis, the net after-tax amount will be irrevocably transferred in kind to a trust, which through the instructions of a technical committee can:

-- Acquire stock of FEMSA or any of its subsidiaries that are listed on the Mexican stock exchange or certificates of deposit that represent shares listed in the NYSE, and/or
--   Acquire purchase options of the stock mentioned above.

The executives will have access to the assigned stock or options in 20% increments in each of the five years following the granting of the bonus.

Note 16.   Bank Loans and Notes Payable.

Current bank loans and notes payable outstanding at December 31, 2002 and 2001, principally consist of revolving loans denominated in US dollars with a weighted average annual interest rate of 4.8% and 5.0%, respectively.

Long-term bank loans and notes payable of the Company are as follows (denominated in US dollars, unless otherwise indicated):

----------------------------------------------------------------------------------------------------------------
Bank                                                     Interest Rate (1)              2002               2001
----------------------------------------------------------------------------------------------------------------
FEMSA Cerveza:
  Banamex, S.A.                                                  8.80% (3)   Ps.       2,500    Ps.           -
  Private placement                                              8.89%                 1,987              1,844
  Scotiabank Inverlat, S.A.                                      7.63% (3)               640                846
  Bayerische Vereinsbank, AG                                     2.46%                   422                262
  Comerica Bank                                                  4.94%                   261                243
  Various                                                        2.81%                    74                 29
----------------------------------------------------------------------------------------------------------------
                                                                                       5,884              3,224

Coca-Cola FEMSA:
  Yankee bond                                                    8.95% (2)             2,092              1,941
  Private placement                                              9.40% (2)             1,046                970
  Various                                                        9.65%                    41                 52
----------------------------------------------------------------------------------------------------------------
                                                                                       3,179              2,963

FEMSA Empaques:
  BBVA Bancomer, S.A.                                            2.39%                   628                  -
  Bayerische Vereinsbank, AG                                     7.32% (2)                42                 79
  Bayerische Vereinsbank, AG                                     2.62%                    21                 31
  Landesbank SH Girozentrale, Kill                               4.32%                    12                 28
  Royal Bank of Canada, New York                                 5.22%                     -                291
  Rabobank Nederland, New York                                   7.41%                     -                 11
----------------------------------------------------------------------------------------------------------------
                                                                                         703                440

FEMSA Comercio:
  BBVA Bancomer, S.A.                                            2.69%                   837                776
----------------------------------------------------------------------------------------------------------------


FEMSA Logistica:
  Citibank, N.A.                                                 4.56%                    76                 81
----------------------------------------------------------------------------------------------------------------
                                                                                      10,679              7,484

Current maturities of long-term debt                                                    (876)              (367)
----------------------------------------------------------------------------------------------------------------
                                                                             Ps.       9,803    Ps.       7,117
----------------------------------------------------------------------------------------------------------------

(1) Weighted average variable interest rate of the year
(2) Fixed interest rate
(3) Denominated in Mexican pesos

Maturities of long-term bank loans as of December 31, 2002 are as follows:

--------------------------------------------------------------------------------
Current maturities of long-term debt                              Ps.       876
2004                                                                      3,544
2005                                                                      1,362
2006                                                                      3,515
2007                                                                      1,320
2008                                                                         19
2009                                                                         43
--------------------------------------------------------------------------------
                                                                  Ps.    10,679
--------------------------------------------------------------------------------

Each subholding has bank loans from different financial institutions, with different restrictions and covenants. As of December 31, 2002, the companies were in compliance with all restrictions and covenants established in their loan agreements.



Note 17.   Fair Value of Financial Instruments.

a) Long-term Debt:

   The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of long-term debt is based on quoted market prices.


--------------------------------------------------------------------------------
                                                          2002             2001
--------------------------------------------------------------------------------
Carrying value                                   Ps.     9,803    Ps.     7,117

Fair value                                              10,333            7,492

--------------------------------------------------------------------------------


b) Cash-Settled Options:
   The terms of and accounting for the cash-settled options for the purchase of shares of FEMSA are described in Note 15. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date.


--------------------------------------------------------------------------------
                                                          2002             2001
--------------------------------------------------------------------------------
Notional amount                                  Ps.       224    Ps.       370

Carrying value                                               -               19

Fair value                                                  48               16
--------------------------------------------------------------------------------

c) Interest Rate Swaps:

   The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. Additionally, the Company sold some put options as a complement to the swap agreements, for which a premium was received. The net effect of the year is recorded in the financing expenses and amounted to Ps. 37 in 2002.

   The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date.

   At December 31, 2002, the Company has the following outstanding agreements:



--------------------------------------------------------------------------------
Maturity                                              Notional           Fair
Date                                                   Amount            Value
--------------------------------------------------------------------------------
September 2004                                         Ps. 261          Ps. (10)
July 2006                                                  628              (59)
August 2006                                                837              (54)
December 2007                                              500                -
--------------------------------------------------------------------------------

d) Forward Agreements to Purchase Euros:
   At December 31, 2002, the Company has two forward agreements for the purchase of euros in a notional amount of $7, for the purpose of hedging the exchange risk between the dollar and the euro for the purchase of equipment. The fair value is estimated based on quoted market exchange rate to terminate the contracts at the reporting date, which as of December 31,2002, represents a gain of Ps. 4.

e) Commodity Price Contracts:
   On January 1, 2001, the Company entered into agreements with Petroleos Mexicanos ("PEMEX"), maturing December 2003, which establish the right to purchase natural gas at a fixed price for three years. However, as a result of the decrease in international natural gas prices, the Company entered into a swap agreement maturing December 2003.

   Additionally, during 2002 the Company has entered into various derivative contracts maturing in 2003 and 2004 to hedge the cost of aluminum.

   The result of the commodity price contracts was a gain of Ps. 17 in 2002, which is recorded in the results of operations of the year. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date.

   The outstanding contracts and their terms are as follows:

--------------------------------------------------------------------------------
Maturity           Contract                           Notional           Fair
Date               Type                                Amount            Value
--------------------------------------------------------------------------------
2003               Put options                         Ps.  76          Ps.  (3)
                   Seagulls                                180               (7)
                   Swaps                                   424               (8)
                   Collar                                  151              (11)

--------------------------------------------------------------------------------
2004               Swaptions                               360              (25)
                   Swaps                                   154               (3)
--------------------------------------------------------------------------------

Note 18.   Minority Interest in Consolidated Subsidiaries.

--------------------------------------------------------------------------------
                                                          2002             2001
--------------------------------------------------------------------------------
FEMSA Cerveza                                        Ps. 5,250        Ps. 4,922
Coca-Cola FEMSA                                          4,472            3,833
Logistica-CCM                                               76               77
--------------------------------------------------------------------------------
                                                     Ps. 9,798        Ps. 8,832
--------------------------------------------------------------------------------


Note 19.   Stockholders' Equity.

As of December 31, 2002, the capital stock of FEMSA was comprised of 5,297,310,450 common shares, without par value and with no foreign ownership restrictions. Fixed capital amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

-- Series "B" shares, with unlimited voting rights, which at all times must represent a minimum of 51% of total capital stock.
-- Series "L" shares, with limited voting rights, which may represent up to 25% of total capital stock.
-- Series "D" shares, with limited voting rights, which individually or jointly with series "L" shares may represent up to 49% of total capital stock.

The Series "D" shares are comprised as follows:

--   Subseries "D-L" shares may represent up to 25% of the series "D" shares.
-- Subseries "D-B" shares may comprise the remainder of outstanding series "D" shares.
-- The non-cumulative premium dividend to be paid to series "D" stockholders will be 125% of any dividend paid to series "B" stockholders.

The Series "B" and "D" shares are linked together in related units as follows:
-- "B units" each of which represents five series "B" shares and which is traded on the BMV.
-- "BD units" each of which represents one series "B" share, two subseries "D-B" shares and two subseries "D-L" shares, and which is traded both on the BMV and the NYSE.
-- The related units will cease to be linked together on May 2008, after a period of 10 years from the date of the first issue. Subseries "D-B" shares will be converted into series "B" shares, and subseries "D-L" shares will be converted into series "L" shares.

As of December 31, 2002, FEMSA's capital stock is comprised as follows:

--------------------------------------------------------------------------------
                                   "B" Units       "BD" Units         Total
--------------------------------------------------------------------------------
Units                             419,569,500      639,892,590    1,059,462,090
--------------------------------------------------------------------------------
Shares:
  Series "B"                    2,097,847,500      639,892,590    2,737,740,090

  Series "D"                                -    2,559,570,360    2,559,570,360
    Subseries "D-B"                         -    1,279,785,180    1,279,785,180
    Subseries "D-L"                         -    1,279,785,180    1,279,785,180
--------------------------------------------------------------------------------
Total Shares                    2,097,847,500    3,199,462,950    5,297,310,450
--------------------------------------------------------------------------------

The restatement of stockholders' equity for inflation is allocated to each of the various stockholders' equity accounts, as follows:


--------------------------------------------------------------------------------
                                             Historical                Restated
                                                   Cost  Restatement      Value
--------------------------------------------------------------------------------
Capital stock                                 Ps. 2,649    Ps. 1,432  Ps. 4,081
Additional paid-in capital                        5,909        4,043      9,952
Retained earnings from prior years               11,797          633     12,430
Net income for the year                           2,760           77      2,837
--------------------------------------------------------------------------------


At an ordinary stockholder meeting held on March 13, 2002, the stockholders approved a dividend of 0.1120 pesos (nominal value) per series "B" share and
0.1400 pesos (nominal value) per series "D" share, which was paid in May 2002.

The net income of each Mexican subsidiary is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock. This reserve may not be distributed to stockholders during the existence of the subsidiary, except as stock dividends. As of December 31, 2002, this reserve for FEMSA amounted to Ps. 326.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect, except for the restated stockholder contributions and distributions made from consolidated taxable income, denominated "Cuenta de Utilidad Fiscal Neta Consolidada" ("CUFIN"). From 1999 to 2001, the deferral of a portion (3% in 1999 and 5% in 2000 and 2001) of the income tax was allowed, until the distribution of such earnings as dividends. For this purpose a "Cuenta de Utilidad Fiscal Neta Consolidada Reinvertida" ("CUFINRE") was created, which like CUFIN represents previously taxed earnings. Beginning in 2002, the right to defer payment of this income tax was eliminated.

Dividends paid in excess of CUFIN and CUFINRE will be subject to income taxes at a grossed-up rate based on the current statutory rate. Beginning in 2003, this tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments.

As of December 31, 2002, the balances of CUFIN and CUFINRE amounted to Ps. 9,512 and Ps. 2,985, respectively, and the deferred tax payments were Ps. 222.

At an ordinary stockholder meeting held on March 13, 2002, the stockholders approved a maximum of Ps. 3,000 for a stock repurchase program.

The Company implemented the stock repurchase program beginning in October 2000. The nominal value of the repurchased shares was recorded as a reduction of common stock, and the remainder was applied against the reserve for the acquisition of Company stock within retained earnings. The shares purchased were retired.

----------------------------------------------------------------------------------------------------------------------
                                                   Millions of                                Retained
                                                      Shares           Capital Stock          Earnings          Total
----------------------------------------------------------------------------------------------------------------------
As of December 31, 2000                                 33.7              Ps.     19         Ps.   237      Ps.   256
From January 4, 2001 to January 16, 2001                10.3                       5                63             68
----------------------------------------------------------------------------------------------------------------------
Total                                                   44.0              Ps.     24         Ps.   300      Ps.   324
----------------------------------------------------------------------------------------------------------------------

At an ordinary stockholder meeting of FEMSA Cerveza held on March 5, 2002, the stockholders approved a dividend of Ps. 481, which was paid in May 2002. The corresponding payment to the minority interest of Ps. 144 is presented as a reduction of minority interest in the statement of changes in stockholders' equity.

At an ordinary stockholder meeting of Logistica-CCM held on March 5, 2002, the stockholders approved a dividend of Ps. 52, which was paid in May 2002. The corresponding payment to the minority interest of Ps. 15 is presented as a reduction of minority interest in the statement of changes in stockholders' equity.

At an ordinary stockholder meeting of Coca-Cola FEMSA held on March 12, 2002, the stockholders approved a dividend of Ps. 585, which was paid in May 2002. The corresponding payment to the minority interest of Ps. 287 is presented as a reduction of minority interest in the statement of changes in stockholders' equity.


Note 20.   Net Majority Income per Share.

This represents the net majority income corresponding to each share of the Company's capital stock, computed on the basis of the weighted average number of shares outstanding during the year. Additionally, the net income distribution according to the dividend rights of each share series is presented.

The following presents the computed weighted average number of shares and the distribution of income per share series:

---------------------------------------------------------------------------------------------------------------------
                                                                                  Millions of Shares
                                                                 ----------------------------------------------------
                                                                      Series "B"                     Series "D"
                                                                 ----------------------        ----------------------
                                                                  Number      Weighted          Number      Weighted
                                                                               Average                       Average
---------------------------------------------------------------------------------------------------------------------
 At December 31, 2000                                            2,739.80     2,745.80         2,567.80     2,591.80
---------------------------------------------------------------------------------------------------------------------
From January 1 to December 31, 2001                              2,739.80     2,739.80         2,567.80     2,567.80
Repurchases of the Company's shares between
 January 4 and January 16, 2001                                     (2.1)        (2.0)            (8.2)        (8.0)
---------------------------------------------------------------------------------------------------------------------
 At December 31, 2002                                            2,737.70     2,737.70         2,559.60     2,559.60
---------------------------------------------------------------------------------------------------------------------
Dividend rights                                                      1.00                          1.25
Allocation of earnings:
  2000                                                             45.85%                        54.15%
   2001 and 2002                                                   46.11%                        53.89%
---------------------------------------------------------------------------------------------------------------------

Note 21.   Tax System.

a)   Income Tax:

     Mexican income tax is computed on taxable income, which differs from accounting income principally due to the difference between purchases and cost of sales, the treatment of the integral result of financing, the cost of labor liabilities and depreciation. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the tax inflationary component, which is similar to the gain or loss on monetary position.

     The statutory income tax rate from 2000 through 2002 is 35%. Beginning 2003, the rate will be reduced one percentage point per year through 2005, when the rate will be 32%.

     The taxable income of Argentina differs from accounting income principally due to differences in depreciation and provisions. The Argentine statutory income tax rate is 35%.

b)   Tax on Assets:

     The Mexican tax on assets is computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of income taxes over the tax on assets in each of the preceding three years. Additionally, this payment may be restated and credited against the excess of income taxes over asset taxes for the following 10 years.

     The tax laws in Argentina established a Tax on Minimum Presumptive Income ("TMPI"), which, similar to the Mexican tax on assets, is paid only to the extent that it exceeds the income taxes of the year. Any required payment of TMPI is recoverable to the extent that the income taxes exceed the TMPI of the following four years.

c)   Employee Profit Sharing:

     Employee profit sharing is computed at the rate of 10% of the individual taxable income of each of the Mexican subsidiaries, except that depreciation of historical rather than restated values is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due, and the other effects of inflation are also excluded.

     The present tax law in Argentina does not consider any statutory employee profit sharing.

d)   Deferred Income Taxes and Employee Profit Sharing:

     Beginning 2000, revised Bulletin D-4 requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

     The initial effect of the application of this bulletin generated a deferred tax liability of Ps. 4,528 and a reduction of Ps. 3,280 and Ps. 1,248 in majority and minority stockholders' equity, respectively.

     The temporary differences that generated deferred income tax liabilities (assets) are as follows:

--------------------------------------------------------------------------------
Deferred Income Taxes                                         2002         2001
--------------------------------------------------------------------------------
Allowance for doubtful accounts                          Ps.   (95)   Ps.   (79)
Inventories                                                  1,448        1,446
Prepaid expenses                                                55            -
Property, plant and equipment                                3,404        3,058
Investments in shares                                            8           22
Deferred charges                                              (125)         (75)
Pension plan                                                  (199)        (186)
Seniority premiums                                             (33)         (34)
Medical services                                               (36)         (25)
Recoverable tax on asset                                       (78)         (80)
Tax loss carryforwards                                        (114)         (80)
Other reserves                                                (248)         (24)
--------------------------------------------------------------------------------
                                                         Ps. 3,987    Ps. 3,943
--------------------------------------------------------------------------------

     As mentioned in clause a) above, the statutory rate will be reduced from 35% to 32%, resulting in a reduction of the balance of deferred taxes as of December 31, 2002 and 2001, based on the expected dates of reversal of the temporary differences.

     The changes in the balance of the deferred income taxes for the year are as follows:

--------------------------------------------------------------------------------
                                                              2002         2001
--------------------------------------------------------------------------------
Balance at beginning of the year                         Ps. 3,943    Ps. 4,263
Gain on monetary position                                       19           12
Provision for the year                                         147          140
Change in the statutory income tax rate                       (132)        (252)
Result of holding non-monetary assets                           10         (220)
--------------------------------------------------------------------------------
Balance at end of the year                               Ps. 3,987    Ps. 3,943
--------------------------------------------------------------------------------

     At December 31, 2002, there are temporary differences between the accounting income for the year and the bases for employee profit sharing, therefore the Company considered a provision for deferred employee profit sharing of Ps. 8.

e)   Income Tax, Tax on Asset and Employee Profit Sharing Provisions:

--------------------------------------------------------------------------------
                                                 2002         2001         2000
--------------------------------------------------------------------------------
Current income taxes                        Ps. 3,273    Ps. 2,736    Ps. 2,075
Tax on assets                                      34           29           21
Deferred income taxes                             147          140          166
Change in the statutory income tax rate          (132)        (252)           -
--------------------------------------------------------------------------------
                                                3,322        2,653        2,262
Employee profit sharing                           310          292          246
Deferred employee profit sharing                   (8)           -            -
--------------------------------------------------------------------------------
                                            Ps. 3,624    Ps. 2,945    Ps. 2,508
--------------------------------------------------------------------------------


f)   Tax Loss Carryforwards and Recoverable Tax on Assets:

     Tax loss carryforwards and recoverable tax on assets may be applied against taxable income of the 10 years following the year when they are generated, in accordance with the Mexican income tax law.


     The expiration dates of such amounts are as follows:


--------------------------------------------------------------------------------
                                                    Tax Loss        Recoverable
Year                                             Carryforwards     Tax on Assets
--------------------------------------------------------------------------------
2004                                             Ps.         -     Ps.        22
2005                                                         -                 5
2006                                                        12                 5
2007                                                        22                 6
2008                                                        24                 8
2009                                                        13                 1
2010                                                        37                 5
2011                                                        56                10
2012                                                       191                16
--------------------------------------------------------------------------------
                                                 Ps.       355     Ps.        78
--------------------------------------------------------------------------------

g)   Reconciliation of Effective Tax Rate:

---------------------------------------------------------------------------------------------------------------------
                                                                          2002               2001               2000
---------------------------------------------------------------------------------------------------------------------
Statutory income tax rate                                                  35%                35%                35%
   Difference between book and tax inflationary effects                     -                  -                 (1)
   Non-deductible expenses                                                  3                  2                  2
   Impairment of the goodwill generated by Coca-Cola
     FEMSA Buenos Aires                                                     2                  -                  -
   Effect of change in tax rate                                            (1)                (3)                 -
   Other                                                                    1                 (1)                 -
---------------------------------------------------------------------------------------------------------------------
Effective income tax rate                                                  40%                33%                36%
---------------------------------------------------------------------------------------------------------------------


Note 22. Contingencies and Commitments.

a)   Contingencies:

     -- During 2002, Coca-Cola FEMSA initiated an appeal related to the IEPS ("Special Tax on Products and Services") applicable to inventories produced with high fructose content at the end of 2001 and early in 2002. The Company expects a favorable decision based on a legal opinion of the Company's tax attorneys.

     -- Additionally, on April 29, 2002 a subsidiary of FEMSA Cerveza filed a lawsuit against certain affiliates of Labatt to enjoin the integration of the beer brands of Beck's North America in the beer distribution portfolio of Labatt USA. The subsidiary of FEMSA Cerveza obtained a preliminary injunction from the lower court. Labatt's affiliates filed a notice of appeal from the preliminary injunction. As of the issuance date of the financial statement, the appeal procedure is pending.

     --   The Company has two issues pending resolution with SHCP


          1. In 1998 and 1999, due to adjustments to consolidated asset taxes derived from increased shareholdings in subsidiaries, the Company determined an asset tax receivable and filed for refund. The tax authorities rejected the refund request, and the Company has appealed that decision.



          2. In 1998, as a result of the restatement of tax losses for inflation due to the increased shareholdings in subsidiaries, the Company determined an income tax receivable and filed for refund, which was also rejected by the tax authorities. The Company has appealed that decision.



          In the opinion of the Company's legal counsel, reasonable bases exist to obtain a favorable resolution of both issues, as a result of which the Company recorded a receivable for refundable taxes in 1999 with a credit to the results of operations. At December 31, 2002, the receivable amounted to Ps. 379 and is presented in other assets.



     -- The SHCP determined taxes due by FEMSA Cerveza related to exports in 1998 and 1999 to countries considered to be tax heavens. The Company has appealed these tax assessments and filed the corresponding documentation. To date this matter is unresolved, and the Company's legal counsel believes that reasonable bases exist to obtain a favorable resolution.

b)   Commitments:

     As of December 31, 2002, the Company has minimum operating lease commitments as follows:

-- In dollars, for the leasing of production machinery and equipment, distribution equipment and computing equipment.

--   In pesos, for the leasing of land for the operations of FEMSA Comercio.

     The contracts expire as follows:

--------------------------------------------------------------------------------
2003                                                    $   26          Ps.  236
2004                                                        22               213
2005                                                        16               200
2006                                                         8               187
2007                                                         4               173
2008                                                         -               159
2009                                                         -               151
2010 to 2020                                                 -               817
--------------------------------------------------------------------------------

Note 23.   Information by Segment.

Relevant information concerning the major subsidiaries of FEMSA, which represent different segments, is as follows:

--------------------------------------------------------------------------------
Total Revenues (1)                             2002          2001          2000
--------------------------------------------------------------------------------
FEMSA Cerveza                            Ps. 20,815    Ps. 20,703    Ps. 19,841

Coca-Cola FEMSA Mexico                       16,198        15,181        14,478
Coca-Cola FEMSA Buenos Aires                  1,422         1,549         1,557
FEMSA Empaques                                6,599         6,577         6,929
FEMSA Comercio                               12,740        10,732         8,957
FEMSA Logistica and Logistica-CCM             1,458         1,540         1,549
Other                                         1,942         1,486         1,149
Consolidation adjustments                    (8,233)       (7,671)       (6,591)
--------------------------------------------------------------------------------
                                         Ps. 52,941    Ps. 50,097    Ps. 47,869
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Income from Operations                         2002          2001          2000
--------------------------------------------------------------------------------
FEMSA Cerveza (2)                        Ps.  3,546    Ps.  3,326    Ps.  3,141
Coca-Cola FEMSA Mexico                        4,421         3,829         3,053
Coca-Cola FEMSA Buenos Aires (3)                 19            44            27
FEMSA Empaques                                  905           856         1,009
FEMSA Comercio                                  487           297           304
FEMSA Logistica and Logistica-CCM(4)            119            99           114
Other                                           967           716           279
Consolidation adjustments                      (973)         (634)         (264)
--------------------------------------------------------------------------------
                                         Ps.  9,491    Ps.  8,533    Ps.  7,663
--------------------------------------------------------------------------------

(1)  Sales and transfers between geographic areas are not significant
(2) Includes equity method of affiliated companies of Ps. 84, Ps. 33 and Ps. 37, respectively
(3) Includes the amortization of goodwill for Coca-Cola FEMSA Buenos Aires of Ps. 37, Ps. 101 and Ps. 108, respectively
(4) Excludes operating expense in connection with e-commerce project, which amounted to Ps. 29, Ps. 42 and Ps. 29, respectively.

--------------------------------------------------------------------------------
Depreciation                                   2002          2001          2000
--------------------------------------------------------------------------------
FEMSA Cerveza                            Ps.  1,114    Ps.    991    Ps.    966
Coca-Cola FEMSA Mexico (1)                      705           818           941
Coca-Cola FEMSA Buenos Aires (1)                168           106           114
FEMSA Empaques                                  262           246           252
FEMSA Comercio                                   90            81            84
FEMSA Logistica and Logistica-CCM                33            36            48
Other                                             6            12            10
--------------------------------------------------------------------------------
                                         Ps.  2,378    Ps.  2,290    Ps.  2,415
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Amortization and Other Non-Cash
 Charges (2)                                   2002          2001          2000
--------------------------------------------------------------------------------
FEMSA Cerveza                            Ps.  1,170    Ps.  1,072    Ps.  1,041
Coca-Cola FEMSA Mexico                          168            59            83
Coca-Cola FEMSA Buenos Aires                     (3)           83            90
FEMSA Empaques                                   65           163            90
FEMSA Comercio                                  152           133           138
FEMSA Logistica and Logistica-CCM                 3           (15)          (18)
Other                                           140           (64)           70
--------------------------------------------------------------------------------
                                         Ps.  1,695    Ps.  1,431    Ps.  1,494
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Impairment of Long-Lived Assets                2002          2001         2000
--------------------------------------------------------------------------------
FEMSA Cerveza                            Ps.    162    Ps.    140    Ps.      -
Coca-Cola FEMSA                                 402             -             -
--------------------------------------------------------------------------------
                                         Ps.    564    Ps.    140    Ps.      -
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Interest Expense                               2002          2001          2000
--------------------------------------------------------------------------------
FEMSA Cerveza                            Ps.    311    Ps.    311    Ps.    342
Coca-Cola FEMSA Mexico                          330           328           364
Coca-Cola FEMSA Buenos Aires                      4             2             3
FEMSA Empaques                                  251           437           782
FEMSA Comercio                                  103           100            96
FEMSA Logistica and Logistica-CCM                 8            10            30
Other                                           336           402           374
Consolidation adjustments                      (437)         (642)         (831)
--------------------------------------------------------------------------------
                                         Ps.    906    Ps.    948    Ps.  1,160
--------------------------------------------------------------------------------

(1)  Includes breakage of bottles
(2)  Excludes the non-cash charges relative to current assets and liabilities

--------------------------------------------------------------------------------
Interest Income                                2002          2001          2000
--------------------------------------------------------------------------------
FEMSA Cerveza                            Ps.     87    Ps.     77    Ps.    143
Coca-Cola FEMSA Mexico                          247           273           131
Coca-Cola FEMSA Buenos Aires                      5             -             6
FEMSA Empaques                                   26            53            78
FEMSA Comercio                                   25            24            24
FEMSA Logistica and Logistica-CCM                 7            12            20
Other                                           486           687           898
Consolidation adjustments                      (437)         (650)         (859)
--------------------------------------------------------------------------------
                                         Ps.    446    Ps.    476    Ps.    441
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Income Tax and Tax on Assets                   2002          2001          2000
--------------------------------------------------------------------------------
FEMSA Cerveza                            Ps.  1,158    Ps.    883    Ps.  1,012
Coca-Cola FEMSA Mexico                        1,728         1,300           870
Coca-Cola FEMSA Buenos Aires                    (17)           31            31
FEMSA Empaques                                  130           233            95
FEMSA Comercio                                  168           125           119
FEMSA Logistica and Logistica-CCM                31            26            24
Other                                           124            55           111
--------------------------------------------------------------------------------
                                         Ps.  3,322    Ps.  2,653    Ps.  2,262
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Capital Expenditures (1)                       2002          2001          2000
--------------------------------------------------------------------------------
FEMSA Cerveza                            Ps.  3,166    Ps.  3,533    Ps.  3,024
Coca-Cola FEMSA Mexico                        1,278           930           879
Coca-Cola FEMSA Buenos Aires                     63            26            46
FEMSA Empaques                                  245            91           161
FEMSA Comercio                                  824           615           542
FEMSA Logistica and Logistica-CCM                12           117           (88)
Other                                           (48)            2             7
--------------------------------------------------------------------------------
                                         Ps.  5,540    Ps.  5,314    Ps.  4,571
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Long-term Assets                                             2002          2001
--------------------------------------------------------------------------------
FEMSA Cerveza                                          Ps. 19,630    Ps. 18,876
Coca-Cola FEMSA Mexico                                      7,148         7,073
Coca-Cola FEMSA Buenos Aires                                1,034         1,116
FEMSA Empaques                                              4,018         3,960
FEMSA Comercio                                              2,903         2,409
FEMSA Logistica and Logistica-CCM                             517           534
Other                                                       7,043         5,642
Consolidation adjustments                                  (5,788)       (4,465)
--------------------------------------------------------------------------------
                                                       Ps. 36,505    Ps. 35,145
--------------------------------------------------------------------------------

(1)  Includes investments in property, plant and equipment and deferred charges

---------------------------------------------------------------------------------------------------------------------
Total Assets                                                                              2002               2001
---------------------------------------------------------------------------------------------------------------------
FEMSA Cerveza                                                                       Ps.    28,416     Ps.     24,645
Coca-Cola FEMSA Mexico                                                                     14,778             12,896
Coca-Cola FEMSA Buenos Aires                                                                1,262              1,364
FEMSA Empaques                                                                              6,230              6,317
FEMSA Comercio                                                                              5,374              3,851
FEMSA Logistica and Logistica-CCM                                                             765                760
Other                                                                                      10,240              8,283
Consolidation adjustments                                                                 (7,182)            (6,980)
---------------------------------------------------------------------------------------------------------------------
                                                                                    Ps.    59,883     Ps.     51,136

Recoverable taxes                                                                             121                  -
---------------------------------------------------------------------------------------------------------------------
                                                                                    Ps.    60,004     Ps.     51,136
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                             2002              2001
---------------------------------------------------------------------------------------------------------------------
FEMSA Cerveza                                                                       Ps.      8,419    Ps.      5,462
Coca-Cola FEMSA Mexico                                                                       5,677             4,979
Coca-Cola FEMSA Buenos Aires                                                                   247               352
FEMSA Empaques                                                                               4,502             4,657
FEMSA Comercio                                                                               4,125             2,815
FEMSA Logistica and Logistica-CCM                                                              241               241
Other                                                                                        6,823             4,479
Consolidation adjustments                                                                  (6,830)           (6,065)
---------------------------------------------------------------------------------------------------------------------
                                                                                    Ps.     23,204    Ps.     16,920

Deferred income tax liability                                                                3,987             3,943
Accrued income taxes                                                                             -               268
---------------------------------------------------------------------------------------------------------------------
                                                                                    Ps.     27,191    Ps.     21,131
---------------------------------------------------------------------------------------------------------------------

Note 24. Differences Between Mexican GAAP and US GAAP.

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the reported majority net income, majority stockholders' equity and majority comprehensive income to US GAAP is presented in Note 25. It should be noted that this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, "Reconocimiento de los Efectos de Inflacion en la Informacion Financiera" (Recognition of the Effects of Inflation in the Financial Information), of Mexican GAAP.

The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below:

a)  Restatement of Prior Year Financial Statements:

    As explained in Note 4 a), in accordance with Mexican GAAP, the financial statements for Mexican subsidiaries for prior years was restated using NCPI factors, and for foreign subsidiaries and affiliated companies for prior years was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year-end exchange rate.

    Under US GAAP, the restatement of prior year financial statements is not required. However, the Company applies the regulations of the Securities and Exchange Commission of the United States of America ("SEC"), which require that prior year financial statements be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of such prior year amounts using NCPI factors.

    Additionally, all other US GAAP adjustments for prior years have been restated based upon the SEC methodology.

b)  Classification Differences:

    Certain items require a different classification in the balance sheet or income statement under US GAAP. These include:


o As explained in Note 4 c), under Mexican GAAP advances to suppliers are recorded as inventories. Under US GAAP advances to suppliers are classified as prepaid expenses.

o The impairment of goodwill and other long-lived assets, the gain or loss on the disposition of fixed assets, all severance indemnities, and employee profit sharing must be included in operating expenses under US GAAP.

c)  Deferred Promotional Expenses:

    As explained in Note 4 d), for Mexican GAAP purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For US GAAP purposes, such promotional costs are expensed as incurred.

d)  Start-up Expenses:

    As explained in Note 4 h), under Mexican GAAP, start-up expenses are capitalized and are amortized at the start of operations using the straight-line method. Under US GAAP, these expenses must be recorded in the income statement as incurred.

e)  Goodwill and Other Intangible Assets:

    As mentioned in Note 4 i), under Mexican GAAP, goodwill must be amortized over a period of no more than 20 years. Under US GAAP, in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" effective in January 1, 2002, goodwill is no longer subject to amortization, but rather it is subject to periodic assessment for impairment by applying a fair-value-based test.

    In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective January 1, 2002. The financial statement impact was to reduce amortization expense and increase net income under US GAAP by Ps. 442 (Ps. 0.074 per Series "B" share and Ps. 0.093 per Series "D" share) for the year ended December 31,2002. A reconciliation of previously reported net income and income per share under US GAAP to the amounts adjusted to exclude goodwill amortization is as follows:


     ---------------------------------------------------------------------------------------------------------------
                                                                                     Goodwill
                                                        Reported                 Amortization              Adjusted
     ---------------------------------------------------------------------------------------------------------------
     2002:
     Net income for the year                     Ps.       3,083       Ps.                  -        Ps.      3,083
     Net income per Series "B" shares                      0.519                            -                 0.519
     Net income per Series "D" shares                      0.649                            -                 0.649
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------
     2001:
     Net income for the year                               3,178                          448                 3,626
     Net income per Series "B" shares                      0.535                        0.075                 0.610
     Net income per Series "D" shares                      0.669                        0.094                 0.763
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------
     2000:
     Net income for the year                               2,571                          453                 3,024
     Net income per Series "B" shares                      0.429                        0.076                 0.505
     Net income per Series "D" shares                      0.537                        0.095                 0.632
     ---------------------------------------------------------------------------------------------------------------

     As a result of the adoption of this standard, the Company performed an impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests will be performed annually by the Company, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, in which case an impairment test would be performed between annual tests. As mentioned in
     Note 3, due to significant adverse changes in the Argentine economy during 2002, on July 1, 2002 the Company recognized an impairment of the goodwill generated by the acquisition of Coca-Cola FEMSA Buenos Aires.

f)  Restatement of Imported Equipment:

    As explained in Note 4 g), under Mexican GAAP, imported machinery and equipment have been restated by applying the inflation rate of the country of origin, then translated at the year-end exchange rate of the Mexican peso.

    Under US GAAP, the restatement of machinery and equipment is not required. However, the Company applies the SEC regulations which require that all machinery and equipment, both domestic and imported, be restated using NCPI factors.

g) Capitalization of the Integral Result of Financing:

    Under Mexican GAAP, the capitalization of the integral result of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional. The Company does not capitalize the integral result of financing.

    In accordance with US GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the US GAAP reconciliation of the majority net income and majority stockholders' equity. If the borrowings are denominated in US dollars, the weighted-average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of capitalizable interest determined as noted above is reduced by the gain on monetary position associated with the debt.

h) Financial Instruments:

    In accordance with Mexican GAAP, as mentioned in Note 4 o), beginning in January 2001 Bulletin C-2 became effective.

    Under US GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", also became effective in 2001. SFAS No. 133, was amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the fair value of the derivative instrument be recognized in:

    o The net income of the year; or
    o Other comprehensive income, if the instruments represent cash flow hedges that qualify for hedge accounting.

    For purposes of SFAS No. 133, the Company elected not to designate its financial instruments as hedges for the derivative instruments and accordingly the entire effect of the valuation of those instruments contracted before January 1, 2001, was recognized in the income statement as a change in accounting principle under US GAAP at January 1, 2001.

    Prior to 2001, in accordance with Mexican GAAP, the income statement effect of forward contracts was recorded at the maturity of each contract. In accordance with US GAAP, the income statement effect was determined by the difference between the exchange rate at the date the contract was signed and the forward exchange rate, amortizing such difference on a straight-line basis over the term of the contract.

    Under Mexican GAAP, the swap agreements for natural gas and aluminum prices, as well as cash-settled options contracted by the Company (see Note 17), have been designated as hedges and accordingly valued using the same valuation criteria applied to the underlying asset or liability, which are registered in the income statement when the consumption or payment takes place. However, under US GAAP, these agreements must be adjusted to their market value, recognizing the corresponding asset or liability. Since the hedging relationship required by US GAAP has not been adequately documented, a reconciling item has been included in the US GAAP reconciliation to adjust earnings for this difference in valuation method.


i)  Deferred Income Taxes and Employee Profit Sharing:

    The Company follows SFAS No. 109, "Accounting for Income Taxes", for US GAAP purposes, which differs from Mexican GAAP as follows:

o Under Mexican GAAP, deferred taxes are classified as non-current, while under US GAAP are based on the classification of the related asset or liability.

o Under Mexican GAAP, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under US GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.

o Under Mexican GAAP, the change in statutory income tax rate (see Note 21 a) approved early in 2002 prior to issuance of the financial statements was considered in the calculation of deferred taxes at December 31, 2001. Under US GAAP, a change in statutory tax rate may not be considered until the enactment date, which was January 1, 2002.

o Under Mexican GAAP, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to turn around within a defined period, while under US GAAP, the same liability method as used for deferred income taxes is applied.

o The differences in the restatement of imported machinery and equipment, the capitalization of financing costs, the pension plan and financial instruments mentioned in Note 24 f), g), h) and j) generate a difference calculating the deferred income tax under US GAAP compared to the one presented under Mexican GAAP (see Note 21 d).

---------------------------------------------------------------------------------------------------------------------
Reconciliation of Deferred Income Taxes                                                       2002              2001
---------------------------------------------------------------------------------------------------------------------
Deferred income taxes under Mexican GAAP                                           Ps.       3,987     Ps.     3,943
US GAAP adjustments:
    Property, plant and equipment                                                              379               889
    Capitalization of integral result of financing                                             166               184
    Start-up expenses                                                                         (29)              (21)
    Pension plan                                                                                22                27
    Financial instruments                                                                      (1)                 -
    Restatement effect                                                                           -                32
---------------------------------------------------------------------------------------------------------------------
Total Adjustments                                                                              537             1,111
---------------------------------------------------------------------------------------------------------------------
Deferred income taxes under US GAAP                                                Ps.       4,524     Ps.     5,054
---------------------------------------------------------------------------------------------------------------------

The total deferred income taxes under US GAAP include the corresponding current portion as of December 31, 2002 and 2001 of Ps. 1,408 and Ps. 1,367, respectively.

The changes in the balance of the deferred income taxes for the year are as follows:

---------------------------------------------------------------------------------------------------------------------
                                                                                              2002              2001
---------------------------------------------------------------------------------------------------------------------
 Balance at beginning of the year                                                  Ps.       5,054    Ps.      5,194
 Provision for the year                                                                      (201)             (145)
 Change in the statutory income tax rate                                                     (275)                 -
 Cumulative translation adjustment                                                            (66)                 -
 Inflation adjustment                                                                           12                 5
---------------------------------------------------------------------------------------------------------------------
 Balance at end of the year                                                        Ps.       4,524    Ps.      5,054
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
Reconciliation of Deferred Employee Profit Sharing                                           2002               2001
---------------------------------------------------------------------------------------------------------------------
Deferred employee profit sharing under Mexican GAAP                                Ps.        (8)     Ps.          -
US GAAP adjustments:
Current:
Allowance for doubtful accounts                                                              (26)               (23)
    Inventories                                                                               414                395
    Prepaid expenses                                                                           10                  -
Non-current:
Property, plant and equipment                                                               1,309              1,217
    Capitalization of interest expense                                                         41                 44
    Deferred charges                                                                            3                 12
    Pension plan                                                                             (52)               (45)
    Seniority premiums                                                                        (9)               (10)
    Medical services                                                                         (11)                (7)
    Foreign exchange effect                                                                     -                (1)
    Other reserves                                                                           (41)                  5
---------------------------------------------------------------------------------------------------------------------
Total Adjustments                                                                           1,638              1,587
---------------------------------------------------------------------------------------------------------------------
Deferred employee profit sharing under US GAAP                                     Ps.      1,630     Ps.      1,587
---------------------------------------------------------------------------------------------------------------------

The changes in the balance of the deferred employee profit sharing for the year are as follows:

---------------------------------------------------------------------------------------------------------------------
                                                                                             2002               2001
---------------------------------------------------------------------------------------------------------------------
    Balance at beginning of the year                                               Ps.      1,587     Ps.      1,595
    Provision for the year                                                                     43                (3)
    Inflation adjustment                                                                        -                (5)
---------------------------------------------------------------------------------------------------------------------
    Balance at end of the year                                                     Ps.      1,630     Ps.      1,587
---------------------------------------------------------------------------------------------------------------------

j)  Pension Plan:

    Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3, "Obligaciones Laborales" (Labor Obligations), which is substantially the same as US GAAP SFAS No. 87, "Employers' Accounting for Pensions", except for the initial year of application of both bulletins, which generates a difference in the unamortized prior service costs and in the amortization expense.

    Under Mexican GAAP and US GAAP, there is no difference in the liabilities for seniority premiums and postretirement medical benefits.

    The Company has prepared a study of pension costs under US GAAP based on actuarial calculations using the same assumptions applied under Mexican GAAP (see Note 14).

    The required disclosures under SFAS No. 87 are as follows:

---------------------------------------------------------------------------------------------------------------------
Net Pension Cost                                                          2002               2001               2000
---------------------------------------------------------------------------------------------------------------------
Service cost                                                    Ps.         72     Ps.         63     Ps.         86
Interest cost                                                              129                117                130
Actual return on pension plan funds                                       (93)               (91)               (94)
Net amortization and deferral                                               32                 36                 40
---------------------------------------------------------------------------------------------------------------------
Net pension cost (US GAAP)                                                 140                125                162
Net pension cost recorded (Mexican GAAP)                                   124                100                138
---------------------------------------------------------------------------------------------------------------------
Additional expense that must be recognized under
    US GAAP                                                    Ps.          16    Ps.          25    Ps.          24
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Pension Liability                                                                            2002               2001
---------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                                       Ps.      2,488     Ps.      2,232
Pension plan funds at fair value                                                          (1,581)            (1,559)
---------------------------------------------------------------------------------------------------------------------
Unfunded projected benefit obligation                                                         907                673
Unrecognized net transition obligation                                                      (386)              (441)
Unrecognized actuarial gain                                                                     -                217
---------------------------------------------------------------------------------------------------------------------
Total unfunded accrued pension liability under US GAAP                                        521                449
Total unfunded accrued pension liability under Mexican GAAP                                   584                527
---------------------------------------------------------------------------------------------------------------------
Liability that must be canceled under US GAAP                                      Ps.       (63)     Ps.       (78)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Change in Projected Benefit Obligation                                                       2002               2001
---------------------------------------------------------------------------------------------------------------------
Obligation at the beginning of the year                                           Ps.       2,232     Ps.      2,501
Service cost                                                                                   72                 63
Interest cost                                                                                 129                117
Actuarial loss                                                                                165                142
Adjustment in projected benefit (Note 14)                                                       -              (444)
Benefits paid on pension plan funds                                                         (110)              (147)
---------------------------------------------------------------------------------------------------------------------
Obligation at the end of the year                                                 Ps.       2,488     Ps.      2,232
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Change in Pension Plan Funds                                                                 2002               2001
---------------------------------------------------------------------------------------------------------------------
Balance at the beginning of the year                                              Ps.       1,559     Ps.      1,512
Actual return on plan assets in real terms                                                     93                 91
Actuarial gain                                                                                 39                 55
Employer contribution on pension plan funds                                                     -                 48
Benefits paid on pension plan funds                                                         (110)              (147)
---------------------------------------------------------------------------------------------------------------------
Balance at the end of the year                                                    Ps.       1,581     Ps.      1,559
---------------------------------------------------------------------------------------------------------------------

k)  Minority Interest:

    Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity in the consolidated balance sheet.

    Under US GAAP, this item must be excluded from consolidated stockholders' equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is excluded from consolidated net income.

    The US GAAP adjustments shown in Note 25 a) and b) are calculated on a consolidated basis. Therefore, the minority interest effect is presented as a separate line item, in order to obtain net income and stockholders' equity.

    The minority interest in US GAAP adjustments is as follows:

---------------------------------------------------------------------------------------------------------------------
Income Statement                                                          2002               2001               2000
---------------------------------------------------------------------------------------------------------------------
Restatement of imported machinery and equipment                 Ps.         18     Ps.         13    Ps.          21
Capitalization of the integral result of financing                          10                  -               (12)
Financial instruments                                                       10                  -                 41
Deferred income taxes                                                    (103)                 40               (89)
Deferred employee profit sharing                                            47                 31               (75)
Goodwill                                                                  (18)                  -                  -
Pension plan cost                                                            3                  3                 86
Deferred promotional expense                                                 5                  -                  -
---------------------------------------------------------------------------------------------------------------------
                                                                Ps.       (28)     Ps.         87    Ps.        (28)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Stockholders' Equity                                                                         2002               2001
---------------------------------------------------------------------------------------------------------------------
Restatement of imported machinery and equipment                                    Ps.      (213)     Ps.      (398)
Capitalization of the integral result of financing                                          (159)              (171)
Financial instruments                                                                          12                  -
Deferred income taxes                                                                         126                268
Deferred employee profit sharing                                                              444                398
Goodwill                                                                                     (18)                  -
Accumulated pension plan liability                                                            (4)                (7)
Deferred promotional expense                                                                    5                  -
---------------------------------------------------------------------------------------------------------------------
                                                                                          Ps. 193     Ps.         90
---------------------------------------------------------------------------------------------------------------------


l)  Acquisition of Minority Interest:

    In accordance with Mexican GAAP, the Company applied the entity theory to the acquisition of the minority interest by FEMSA in May 1998, through the Exchange Offer. Accordingly, no goodwill was created as a result of such acquisition and the difference between the book value of the shares acquired by FEMSA and the FEMSA shares exchanged was recorded as additional paid-in capital. The direct out-of-pocket costs identified with the purchase of minority interest are treated as an additional purchase cost and included in other expenses.

    In accordance with US GAAP, the acquisition of a minority interest must be accounted under the purchase method, using the market value of shares received by FEMSA in the Exchange Offer to determine the cost of the acquisition of such minority interest and the related goodwill. Until December 2001, goodwill was amortized over a period of 40 years, and beginning 2002, in accordance with SFAS No. 142 (see Note 24 e), goodwill is no longer amortizable. Under US GAAP, the direct out-of-pocket costs identified with the purchase of minority interest are treated as additional goodwill.

     Additionally, SFAS No. 142 requires the allocation of all goodwill to the related reporting units. The allocation of the goodwill generated by the previously mentioned acquisition of minority interest is as follows:

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
FEMSA Cerveza                                                                                         Ps.      7,641
Coca-Cola FEMSA                                                                                                3,896
FEMSA Empaques                                                                                                 1,879
FEMSA Comercio                                                                                                   890
---------------------------------------------------------------------------------------------------------------------
                                                                                                      Ps.     14,306
---------------------------------------------------------------------------------------------------------------------

m)  Comprehensive Income:

    In Note 25 c), a reconciliation of majority comprehensive income under Mexican GAAP to US GAAP is presented. The reconciling items include adjustments to net income and other comprehensive income.

n)  Statement of Cash Flows:

    Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, "Estado de Cambios en la Situacion Financiera" (Statement of Changes in Financial Position), which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

    In accordance with US GAAP, the Company follows SFAS No. 95 "Statement of Cash Flows", which is presented excluding the effects of inflation (see Note 24 o).

o)  Summarized Financial Information under US GAAP:

---------------------------------------------------------------------------------------------------------------------
Balance Sheets                                                                               2002               2001
---------------------------------------------------------------------------------------------------------------------
Current assets                                                                    Ps.      23,449     Ps.     16,066
Property, plant and equipment                                                              31,413             31,083
Other assets                                                                               20,765             20,376
---------------------------------------------------------------------------------------------------------------------
Total assets                                                                               75,677             67,525
---------------------------------------------------------------------------------------------------------------------
Current liabilities                                                                        13,601             10,544
Long-term liabilities                                                                      10,875              8,181
Other liabilities                                                                           4,829              4,824
---------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                          29,305             23,549
Minority interest in consolidated subsidiaries                                              9,605              8,780
Stockholders' equity                                                                       36,767             35,196
---------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                        Ps.      75,677     Ps.     67,525
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Income Statements                                                      2002               2001               2000
---------------------------------------------------------------------------------------------------------------------
Total revenues                                                  Ps.     52,941     Ps.     52,720     Ps.     50,158
Income from operations                                                   8,473              7,452              6,777
Income before income tax and tax on assets                               7,737              7,449              5,648
Income tax and tax on assets                                             2,850              2,636              1,923
---------------------------------------------------------------------------------------------------------------------
Income before change in accounting principle                             4,887              4,813              3,725
Change in accounting principle                                               -               (52)                  -
---------------------------------------------------------------------------------------------------------------------
Income before minority interest                                          4,887              4,761              3,725
Minority interest in results of consolidated subsidiaries                1,804              1,583              1,154
---------------------------------------------------------------------------------------------------------------------
Net income                                                               3,083              3,178              2,571
    Cumulative translation adjustment                                    (373)              (442)                364
    Cumulative result of holding non-monetary assets                     (445)              (884)              (764)
---------------------------------------------------------------------------------------------------------------------
Other comprehensive income                                               (818)            (1,326)              (400)
---------------------------------------------------------------------------------------------------------------------
Comprehensive income                                            Ps.      2,265    Ps.       1,852     Ps.      2,171
---------------------------------------------------------------------------------------------------------------------
Net income per Series "B" share (constant pesos):
    Before change in accounting principle                       Ps.      0.519     Ps.      0.544     Ps.      0.429
    After change in accounting principle                                 0.519              0.535              0.429
Net income per Series "D" share (constant pesos):
    Before change in accounting principle                       Ps.      0.649     Ps.      0.680     Ps.      0.537
    After change in accounting principle                                 0.649              0.669              0.537
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Cash Flows (1)                                                            2002               2001               2000
---------------------------------------------------------------------------------------------------------------------
Net income                                                       Ps.     4,726     Ps.      4,372     Ps.      3,227
Non-cash items                                                           4,128              4,321              3,768
---------------------------------------------------------------------------------------------------------------------
Gross operating cash flows                                               8,854              8,693              6,995
---------------------------------------------------------------------------------------------------------------------
Working capital investment                                                 355              (107)                448
Recoverable taxes, net                                                   (225)                641              (849)
Interest payable                                                           (1)               (36)                 53
Labor obligations                                                        (101)               (87)              (101)
---------------------------------------------------------------------------------------------------------------------
Net cash flows from operating activities                                 8,882              9,104              6,546
---------------------------------------------------------------------------------------------------------------------
Investment in:
    Shares                                                                 (3)                 77                589
    Property, plant and equipment                                      (5,299)            (4,658)            (4,006)
    Other assets                                                          (97)                 71              (222)
---------------------------------------------------------------------------------------------------------------------
Net cash flows used in investing activities                            (5,399)            (4,510)            (3,639)
---------------------------------------------------------------------------------------------------------------------
Bank loans                                                               4,493                 10              (389)
Decrease in capital stock                                                    -                (6)               (17)
Dividends declared and paid                                            (1,095)            (1,101)              (981)
Other financial transactions                                               480              (291)                125
---------------------------------------------------------------------------------------------------------------------
Net cash flows used in financing activities                              3,878            (1,388)            (1,262)
Effect of exchange rate changes on cash                                      -               (25)              (221)
---------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                7,361              3,181              1,424
Cash and cash equivalents at the beginning of the year                   7,195              4,014              2,590
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year                 Ps.    14,556     Ps.      7,195     Ps.      4,014
---------------------------------------------------------------------------------------------------------------------
Supplemental cash flows information:
    Interest paid                                                Ps.       364     Ps.        418     Ps.        492
    Income tax and tax on assets paid                                    3,629              2,007              2,484
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Statements of Changes in Stockholders' Equity                                                  2002             2001
---------------------------------------------------------------------------------------------------------------------
Stockholders' equity at the beginning of the year                                    Ps.     35,196 Ps.       33,887
Purchase of Company's shares                                                                      -             (68)
Dividends declared and paid                                                                   (694)            (475)
Cumulative translation adjustment                                                             (373)            (442)
Result of holding non-monetary assets                                                         (445)            (884)
Net income for the year                                                                       3,083            3,178
---------------------------------------------------------------------------------------------------------------------
Stockholders' equity at the end of the year                                          Ps.     36,767   Ps.     35,196
---------------------------------------------------------------------------------------------------------------------

(1) Expressed in millions of historical Mexican pesos

Note 25.   Reconciliation of Mexican GAAP to US GAAP.

a) Reconciliation of Net Income for the Year:

---------------------------------------------------------------------------------------------------------------------
                                                                            2002              2001              2000
---------------------------------------------------------------------------------------------------------------------
 Net majority income under Mexican GAAP                            Ps.     2,837   Ps.       3,393   Ps.       2,748
 US GAAP adjustments:
    Restatement of prior year financial statements (Note 24 a)                 -                86                48
    Deferred promotional expenses (Note 24 c)                               (10)                 -                 -
    Start-up expenses (Note 24 d)                                           (23)              (17)              (24)
    Goodwill (Note 24 e)                                                      55                 -                 -
    Restatement of imported machinery and equipment
    (Note 24 f)                                                            (113)              (97)              (75)
    Capitalization  of the integral  result of financing (Note 24           (38)              (11)                13
    g)
    Financial instruments (Note 24 h)                                        (2)                84              (84)
    Deferred income taxes (Note 24 i)                                        472                62               238
    Deferred employee profit sharing (Note 24 i)                            (51)                 3               146
    Pension plan (Note 24 j)                                                (16)              (25)              (24)
    Minority interest (Note 24 k)                                           (28)                87              (28)
    Acquisition of minority interest (Note 24 l)                               -             (387)             (387)
---------------------------------------------------------------------------------------------------------------------
Total Adjustments                                                            246             (215)             (177)
---------------------------------------------------------------------------------------------------------------------
Net income under US GAAP                                           Ps.     3,083     Ps.     3,178    Ps.      2,571
---------------------------------------------------------------------------------------------------------------------

    Under US GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, goodwill and pension plan liabilities, which are non-monetary.



b)   Reconciliation of Stockholders' Equity:

---------------------------------------------------------------------------------------------------------------------
                                                                                              2002              2001
---------------------------------------------------------------------------------------------------------------------
Majority stockholders' equity under Mexican GAAP                                    Ps.     23,015   Ps.      21,173
US GAAP adjustments:
    Restatement of prior year financial statements (Note 24 a)                                   -               213
    Deferred promotional expense (Note 24 c)                                                  (10)                 -
    Start-up expenses (Note 24 d)                                                             (84)              (61)
    Goodwill (Note 24 e)                                                                        55                 -
    Restatement of imported machinery and equipment (Note 24 f)                              1,173             1,824
    Capitalization of the integral result of financing (Note 24 g)                             487               525
    Financial instruments (Note 24 h)                                                          (2)                 -
    Deferred income taxes (Note 24 i)                                                        (537)           (1,111)
    Deferred employee profit sharing (Note 24 i)                                           (1,638)           (1,587)
    Pension plan (Note 24 j)                                                                    63                78
    Minority interest (Note 24 k)                                                              193                90
    Acquisition of minority interest (Note 24 l)                                            14,052            14,052
---------------------------------------------------------------------------------------------------------------------
Total Adjustments                                                                           13,752            14,023
---------------------------------------------------------------------------------------------------------------------
Stockholders' equity under US GAAP                                                  Ps.     36,767    Ps.     35,196
---------------------------------------------------------------------------------------------------------------------

c)   Reconciliation of Comprehensive Income:

---------------------------------------------------------------------------------------------------------------------
                                                                          2002               2001               2000
---------------------------------------------------------------------------------------------------------------------
Majority comprehensive income under Mexican GAAP               Ps.       2,536    Ps.       2,919    Ps.       2,094
US GAAP adjustments:
    Net income (Note 25 a)                                                 246              (215)              (177)
    Translation adjustment                                               (147)              (554)                129
    Result of holding non-monetary assets                                (370)              (298)                125
---------------------------------------------------------------------------------------------------------------------
Comprehensive income under US GAAP                             Ps.       2,265       Ps.    1,852     Ps.      2,171
---------------------------------------------------------------------------------------------------------------------

Note 26. Future Impact of Recently Issued Accounting Standards Not Yet in
         Effect.


a)   In Mexican GAAP:

     Bulletin B-5, "Informacion Financiera por Segmentos" (Financial Information by Segment ) ("Bulletin B-5"):

     In April 2003,Bulletin B-5 issued by the Mexican Institute of Public Accountants ("IMCP"), went into effect superseding the provisions in International Accounting Standard ("IAS") No. 14, "Segment Reporting", which was suppletory based on the provisions in Bulletin A-8, "Aplicacion Supletoria de Normas Internacionales de Contabilidad" (Suppletory Application of International Accounting Standards), with respect to disclosing financial information by segment. The provisions of this new bulletin are substantially similar to those of IAS No. 14; however, they incorporate a managerial focus, which requires at a minimum disclosure of the segment information that is used by management to make decisions. These new provisions do not change the segment information previously presented by the Company.


     Bulletin C-8, "Activos Intangibles" (Intangible Assets)  ("Bulletin C-8"):

     In January 2002, the IMCP issued new Bulletin C-8, whose provisions are mandatory for fiscal years beginning January 1, 2003. Bulletin C-8 supersedes the former Bulletin C-8, "Intangibles" and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any start-up expenses incurred after the effective date of this bulletin should be recorded as an expense unless they meet certain criteria. The unamortized balance of capitalized start-up expenses under the former Bulletin C-8 will continue to be amortized. Bulletin C-8 requires identifying all intangible assets to reduce as much as possible the goodwill relative to business combinations. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.


     Bulletin C-9, "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" (Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments) ("Bulletin C-9"):

     In December 2002, issued new Bulletin C-9, whose provisions are mandatory for fiscal years beginning January 1, 2003. Bulletin C-9 supersedes the former Bulletins C-9, "Pasivos" (Liabilities), and C-12, "Contingencias y Compromisos" (Contingencies and Commitments), and establishes additional guidelines clarifying the accounting for liabilities, provisions, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

     Boletin C-12, "Instrumentos Financieros con Caracteristicas de Pasivo, de Capital o de Ambos" (Financial Instruments with Characteristics of Liabilities, Equity or Both) ("Bulletin C-12"):

     In May 2003, the IMCP issued Bulletin C-12, whose provisions are mandatory for fiscal years beginning January 1, 2004, although early application is encouraged. C-12 incorporates the related portions of other bulletins issued by the IMCP with respect to the issuance of debt, capital or compound financial instruments, as well as those standards considered necessary for the accounting recognition of such instruments. As a result, C-12 indicates the basic distinctions between liabilities and equity and establishes the rules for the initial classification and measurement of the liability and equity components of compound financial instruments. Subsequent recognition and measurement of the liability and equity components of financial instruments remains subject to previously issued applicable standards. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

     Bulletin C-15, "Deterioro en el Valor de los Activos de Larga Duracion y su Disposicion" (Impairment in the Value of Long-Lived Assets and Their Disposal) ("Bulletin C-15"):

     In March 2003, the IMCP issued Bulletin C-15, whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-15 establishes, among others, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides examples of indicators of possible impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.


b)   In US GAAP:

     SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No.
     143"):

     In June 2001, the FASB issued SFAS No. 143, which is effective for the Company beginning in 2003. The Company plans to adopt this new standard in 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

     SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"):

     In April 2002, the FASB issued SFAS No. 145, which requires that gains and losses from extinguishment of debt in all years presented be classified as extraordinary items only if they meet the criteria of APB Opinion 30, "Reporting the Results of Operations--Discontinued Events and Extraordinary Items".

     The amendment of SFAS No. 13, "Accounting for Leases", eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The new standard will be effective for financial statements issued for fiscal years beginning after May 15, 2002 and lease transactions occurring after May 15, 2002, with early application encouraged. The Company plans to adopt this new standard in 2003. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

     SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"):

     In June 2002 the FASB issued SFAS No. 146, which nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The principal difference between SFAS No. 146 and EITF 94-3 relates to its requirement that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred, as opposed to recognition under EITF 94-3 at the date of an entity's commitment to an exit plan. The provisions of SFAS No.146 will be effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Previously issued financial statements may not be restated, and the provisions of EITF 94-3 shall continue to apply for an exit activity initiated under an exit plan prior to the initial application of SFAS No. 146. The Company plans to adopt this new standard in 2003. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

     FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"):

     In November 2002, the FASB issued FIN 45, which requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. The Company does not expect the adoption of FIN 45 will have a material impact on its financial position, results of operations or cash flows.

     EITF Issue 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"):

     In January 2003, the EITF concluded in EITF 02-16, whose provisions are required for financial statements for fiscal years beginning after December 15,2002, with pro forma retroactive disclosure encouraged. EITF 02-16 addresses the accounting for cash consideration received from a vendor by a reseller of a vendor's products. The EITF reached a consensus that cash consideration represents a reimbursement of costs incurred by the customer to sell the vendor's products and should be characterized as a reduction of that cost when recognized in the customer's income statement if the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor's products or services. Accordingly, the payments received by Coca-Cola FEMSA from The Coca-Cola Company for cooperative advertising (see Note 4j) are properly classified as a reduction of selling expenses. As a result, this new bulletin will have no impact on the Company's financial statements.

     SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"):

     In April 2003, the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The new standard will be effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively.

     The provisions of this Statement that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

     SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"):

     In May 2003, the FASB issued SFAS No. 150, which aims to eliminate diversity in practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers:

- Mandatorily redeemable instruments (i.e., instruments issued in the form of shares that unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets);

- Forward purchase contracts, written put options, and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transferring other assets;

- Certain financial instruments that include an obligation that (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a "monetary value" at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer's equity shares) or (c) varies inversely with the fair value of the equity shares, for example, a written put option.

To date these types of instruments have been variously reported by their issuers as liabilities, as part of equity, or between the liability and equity sections (sometimes referred to as "mezzanine" reporting) of the balance sheet. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and pre-existing instruments effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect that the adoption of SFAS No. 150 will have a material impact on its financial position, results of operations or cash flows.


Note 27. Subsequent event

On May 6, 2003, Coca-Cola FEMSA acquired 100% of the outstanding stock of Panamerican Beverages, Inc. ("Panamco") for $3,709, excluding transaction expenses. As part of the acquisition, the Company assumed $885 of debt, of which $373 million was repaid in connection with the acquisition.

The transaction was financed with new indebtedness in Mexican pesos of Ps. 7,998 and US dollars of $1,234, an equity contribution from FEMSA of $260, an exchange of The Coca-Cola Company's equity interests in Panamco valued at $674 for new shares of Coca-Cola FEMSA, the assumption of indebtedness of $512 and cash on hand of $285.

Transaction costs and expenses, including financial and advisory fees, and costs associated with exiting activities of the former Panamco business include: (i) closing certain acquired facilities; (ii) rationalizing and consolidating operations, (iii) relocating the corporate and other offices, and (iv) other costs associated with the integration of the operations are expected to be material. These costs will be recorded on the Company's Consolidated Balance Sheet as adjustments to the purchase price or on the Company's Consolidated Statements of Income as expenses, as appropriate.

Assets acquired and liabilities assumed as part of this acquisition will be recorded on the Company's consolidated balance sheet as of the acquisition date based upon their estimated fair values at such date. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed will be allocated as identifiable intangible assets, principally bottling agreement rights, which the Company has determined have an indefinite life. Appraisals and valuations of the acquired tangible and intangible assets in each of the eight countries in which Panamco operated are currently in process. The Company is unable to provide a preliminary estimate of the fair value of the assets acquired and liabilities assumed due to the incomplete nature of the valuations and pending the finalization of the integration plans.

After the transaction, FEMSA indirectly owns 45.7% of the economic value of Coca-Cola FEMSA and 53.6% of the voting shares. The Coca-Cola Company indirectly owns 39.6% of the economic value and 46.4% of the voting shares. The public owns the remaining economic value.

                         REPORT OF INDEPENDENT AUDITORS



To the Stockholders of
Femsa Comercio, S.A. de C.V.


We have audited the accompanying consolidated balance sheets of Femsa Comercio, S.A. de C.V. and Subsidiaries, as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Femsa Comercio, S.A. de C.V. and Subsidiaries at December 31, 2002 and 2001, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from accounting principles generally accepted in the United States of America, as described in Note 16 to the financial statements.


                                                    Mancera, S. C.
                                                 A Member Practice of
                                                 Ernst & Young Global



                                          C.P.C. Roberto Rodriguez Castaneda


San Pedro Garza Garcia, N.L.
January 29, 2003

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 27, 2003


                                  FOMENTO ECONOMICO MEXICANO, S.A. de C.V.

                                  By: /s/__Federico Reyes_________
                                           Federico Reyes
                                           Executive Vice President of
                                           Planning and Finance

                                 CERTIFICATIONS


I,  JOSE ANTONIO FERNANDEZ certify that:

1. I have reviewed this Annual Report on Form 20-F of Fomento Economico Mexicano, S.A., de C.V.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the registrant and have:

     (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

     (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

     (c) Presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Annual Report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date: June 27, 2003                   /s/__Jose Antonio Fernandez__
                                           Jose Antonio Fernandez
                                           Chief Executive Officer

                                 CERTIFICATIONS

I,  FEDERICO REYES GARCIA, certify that:

1. I have reviewed this Annual Report on Form 20-F of Fomento Economico Mexicano, S.A. de C.V.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the registrant and have:

     (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

     (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

     (c) Presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Annual Report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date: June 27, 2003                   /s/__Federico Reyes Garcia____
                                           Federico Reyes Garcia
                                           Chief Financial Officer