Form 20-F
period 2003-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2004-04-08
CIK 1061736

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 13, 2003 Commission file number: 1-14814

Fomento Económico Mexicano, S.A. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

Mexican Economic Development, Inc. (Translation of Registrant’s Name into English)	United Mexican States (Jurisdiction of Incorporation or Organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, NL 64410 Mexico
(Adress of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing ten BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003 was:

639,892,590 ........

BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value. The BD Units represent a total of 639,892,590 Series B Shares, 1,279,785,180 Series D-B Shares and 1,279,785,180 Series D-L Shares.

419,569,500 ........	B Units, each consisting of five Series B Shares without par value. The B Units represent a total of 2,097,847,500 Series B Shares.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes                   No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17            Item 18

INTRODUCTION
References
Accounting Principles
Currency Translations and Estimates
Forward-Looking Information
Presentation of Panamco
Available Information
ITEM 1.	NOT APPLICABLE
ITEM 2.	NOT APPLICABLE
ITEM 3.	KEY INFORMATION
Selected Financial Data
Dividends
Exchange Rate Information-Mexican Peso
Risk Factors
ITEM 4.	INFORMATION ON THE COMPANY
Overview
Corporate Background
Ownership Structure
Significant Subsidiaries
Business Strategy
Coca-Cola FEMSA
FEMSA Cerveza
FEMSA Comercio
FEMSA Empaques
Other
Description of Property, Plant and Equipment
Capital Expenditures and Divestitures
Regulatory Matters
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Operating Leverage
New Accounting Pronouncements
Operating Results
Results of Operations
Liquidity and Capital Resources
Plan for the Disposal of Certain Fixed Assets
U.S. GAAP Reconciliation
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors
Statutory Examiner
Senior Management
Executive Officers
Compensation of Directors and Senior Management
Stock Incentive Plan
Share Ownership
Board Practices
Employees
Insurance Policies
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
Related Party Transactions
ITEM 8.	FINANCIAL INFORMATION
Consolidated Financial Statements
Dividend Policy
Legal Proceedings
ITEM 9.	THE OFFER AND LISTING
Description of Securities
Trading Markets
Trading on the Mexican Stock Exchange
Price History
ITEM 10.	ADDITIONAL INFORMATION
Bylaws
Organization and Register
Voting Rights and Certain Minority Rights
Shareholder Meetings
Dividend Rights
Change in Capital and Withdrawal Rights
Preemptive Rights
Limitations on Share Ownership
Other Provisions
Taxation
Material Contracts
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Foreign Currency Exchange Rate Risk
Equity Risk
Commodity Price Risk
ITEMS 12-14.	NOT APPLICABLE
ITEM 15.	CONTROLS AND PROCEDURES
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B.	CODE OF ETHICS
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D.	NOT APPLICABLE
ITEM 16E.	NOT APPLICABLE
ITEM 17.	NOT APPLICABLE
ITEM 18.	FINANCIAL STATEMENTS
ITEM 19.	EXHIBITS

      INTRODUCTION

References

      The terms “FEMSA,” “our company,” “we,” “us” and “our,” are used in this annual report to refer to Fomento Económico Mexicano, S.A. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis.

      References to “U.S. dollars,” “US$,” “Dollars” or “$” are to the lawful currency of the United States. References to “Mexican pesos,” “Pesos” or “Ps. ” are to the lawful currency of the United Mexican States or Mexico.

Accounting Principles

      We publish our financial statements in Mexican pesos and prepare our financial statements in accordance with Generally Accepted Accounting Principles in Mexico, which we refer to as Mexican GAAP. Mexican GAAP differs in certain significant respects from Generally Accepted Accounting Principles in the United States, which we refer to as U.S. GAAP. Notes 25 and 26 to our consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our company and a reconciliation to U.S. GAAP of majority net income and majority stockholders’ equity.

Currency Translations and Estimates

      This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, these U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 11.235 to US$1.00, the exchange rate quoted by dealers to FEMSA for the settlement of obligations in foreign currencies on December 31, 2003. On December 31, 2003 and on March 15, 2004, the noon buying rates for Mexican pesos as published by the Federal Reserve Bank of New York were Ps. 11.242 to US$1.00 and Ps. 10.975 to US$1.00, respectively. See “Item 3. Key Information—Exchange Rate Information—Mexican Pesos” for information regarding exchange rates since 1999.

      To the extent estimates are contained in this annual report, we believe that such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

      Per capita growth rates and population data have been computed based upon statistics prepared by the Instituto Nacional de Estadística, Geografía e Informática of Mexico (the National Institute of Statistics, Geography and Information, which we refer to as the Mexican Institute of Statistics), the Federal Reserve Bank of New York, Banco de México (the Bank of Mexico) and upon our estimates.

Forward-Looking Information

      This annual report contains words, such as “believe,” “expect” and “anticipate” and similar expressions that identify forward-looking statements. Use of such words reflects our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to effects on our company from changes in our relationship with or among our affiliated companies, movements in the prices of raw materials, competition, significant developments in Mexico or international economic or political situations or changes in our regulatory environment. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Presentation of Panamco

      Our subsidiary, Coca-Cola FEMSA, S.A. de C.V., which we refer to as Coca-Cola FEMSA, acquired Corporación Interamericana de Bebidas, S.A. de C.V., formerly known as Panamerican Beverages, Inc. and which we refer to as Panamco, on May 6, 2003. Under Mexican GAAP, Panamco is included in our consolidated financial statements since May 2003 but is not included for periods prior to this date. As a result, our consolidated financial statements for the year ended and as of December 31, 2003 are not comparable to prior periods. The acquisition of Panamco only impacted the comparability of our consolidated information and of the Coca-Cola FEMSA segment. The comparability of our remaining segments was not affected by the acquisition.

Available Information

      The materials referred to in this annual report, the annual report itself and its exhibits, may be inspected and copied at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-(800)-SEC-0330 for further information on the public reference room. In addition, we began making filings with the SEC’s EDGAR system in 2002. Any filings made electronically will be available to the public over the internet at the SEC’s web site at www.sec.gov. Additional information regarding Coca-Cola FEMSA can be found in its annual report on Form 20-F filed with the SEC on April 5, 2004. Coca-Cola FEMSA’s annual report does not constitute part of this annual report and is not incorporated by reference.

ITEM 1. NOT APPLICABLE

ITEM 2. NOT APPLICABLE

ITEM 3. KEY INFORMATION

Selected Financial Data

      This annual report includes, under Item 18, our audited consolidated balance sheets as of December 31, 2003 and 2002 and the related consolidated income statements, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2003, 2002 and 2001. Our consolidated financial statements are prepared in accordance with Mexican GAAP which differs in certain significant respects from U.S. GAAP. Notes 25 and 26 to our consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to FEMSA, together with a reconciliation to U.S. GAAP of net majority income, majority shareholders’ equity and certain other selected financial data. The effects of inflation accounting under Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP. See Note 25 to our consolidated financial statements.

      On May 6, 2003, our subsidiary Coca-Cola FEMSA acquired Panamco. Under Mexican GAAP, Panamco is included in our consolidated financial statements since May 2003 but is not included for periods prior to this date. As a result, our consolidated financial statements for the year ended and as of December 31, 2003 are not comparable to prior periods.

      The following table presents selected financial information about us. This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes to those statements. The selected financial information is presented on a consolidated basis and is not necessarily indicative of our financial position or results of operations at or for any future date or period.

	Selected Consolidated Financial Information Year Ended December 31,

	2003(1)	2003	2002	2001	2000	1999

	(in millions of U.S. dollars and Mexican pesos, except for per share data, the weighted average number of shares outstanding and operating margin)
Income Statement Data:
Mexican GAAP:
Total revenues	$6,755	Ps. 75,891	Ps. 55,395	Ps. 52,465	Ps. 50,151	Ps. 45,463
Income from operations(2)	1,078	12,114	9,878	8,902	7,995	7,234
Taxes(3)	300	3,378	3,764	3,069	2,615	2,253
Change in accounting principle	—	—	—	(30)	—	—
Net income	415	4,657	4,791	5,215	3,995	4,734
Net majority income	275	3,093	2,947	3,547	2,865	3,587
Net minority income	140	1,564	1,844	1,668	1,130	1,147
Net majority income per share(4)
Series B Shares	0.046	0.521	0.496	0.597	0.478	0.599
Series D Shares	0.058	0.651	0.620	0.747	0.599	0.749
Weighted average number of shares outstanding (millions)
Series B Shares	2,737.7	2,737.7	2,737.7	2,737.8	2,745.8	2,746.5
Series D Shares	2,559.6	2,559.6	2,559.6	2,559.8	2,591.8	2,594.8

U.S. GAAP:
Total revenues	$6,755	Ps. 75,891	Ps. 55,048	Ps. 54,815	Ps. 52,154	Ps. 48,296
Income from operations(2)	1,039	11,672	8,810	8,167	7,047	6,705
Change in accounting principle	—	—	—	(54)	—	21
Net minority income	143	1,608	1,876	1,645	1,200	1,145
Net income	291	3,271	3,206	3,305	2,673	2,306
Net income per share(4)
Series B Shares	0.049	0.551	0.540	0.557	0.446	0.385
Series D Shares	0.061	0.689	0.675	0.696	0.558	0.481

Balance Sheet Data:
Mexican GAAP:
Total assets	$9,287	Ps. 104,334	Ps. 62,660	Ps. 53,320	Ps. 50,111	Ps. 48,781
Current liabilities	1,488	16,716	12,314	8,954	8,759	8,834
Long-term debt(5)	2,968	33,345	10,192	7,399	8,005	8,343
Other long-term liabilities	728	8,175	5,856	5,568	5,592	978
Capital Stock	378	4,243	4,243	4,243	4,249	4,271
Total shareholders’ equity	4,103	46,098	34,298	31,399	27,755	30,626
Majority interest	2,528	28,400	24,024	22,127	19,509	21,813
Minority interest	1,575	17,698	10,274	9,272	8,246	8,813

U.S. GAAP:
Total assets	$10,636	Ps. 119,496	Ps. 78,688	Ps. 70,212	Ps. 69,482	Ps. 67,964
Current liabilities	1,711	19,220	14,142	10,964	11,006	11,188
Long-term debt(5)	3,130	35,160	11,308	8,507	8,029	8,350
Other long-term liabilities	515	5,789	5,019	5,015	6,543	6,632
Capital Stock	378	4,243	4,243	4,243	4,249	4,271
Shareholders’ equity	3,748	42,112	38,233	36,597	35,234	33,860
Minority interest	1,532	17,215	9,986	9,129	8,670	7,934

Other information:
Mexican GAAP:
Depreciation(6)	$278	Ps. 3,126	Ps. 2,523	Ps. 2,406	Ps. 2,534	Ps. 2,316
Capital expenditures(7)	604	6,789	5,780	5,531	4,764	4,536
Operating margin(8)	16.0%	16.0%	17.8%	17.0%	15.9%	15.9%

U.S. GAAP:
Depreciation(6)	$285	Ps. 3,199	Ps. 2,400	Ps. 2,393	Ps. 2,450	Ps. 2,227
Operating margin(8)	15.4%	15.4%	16.0%	14.9%	13.5%	13.9%

__________________
(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 11.235 to US$1.00 solely for the convenience of the reader.
(2)	Includes income from operations and participation in results of affiliated companies.
(3)	Includes income tax, tax on assets and employee profit sharing.
(4)	The net income (after changes in accounting principles) per Series B Share and per Series D Share was calculated in accordance with Bulletin B-14 of Mexican GAAP, which is similar to SFAS No. 128 of U.S. GAAP. The following table presents the calculations of the weighted average number of shares and income per share allocation:

	Series B Shares		Series D Shares

	Number of Shares	Weighted Average	Number of Shares	Weighted Average

At December 31, 1999	2,746,546,090	2,746,546,050	2,594,794,360	2,594,794,360
Allocation of earnings		45.85%		54.15%
Repurchase of our shares in 2000 from October 29, 2000
to December 29, 2000	6,750,000	736,246	27,000,000	2,944,984
At December 31, 2000	2,739,796,090	2,745,809,844	2,567,794,360	2,591,849,376
Allocation of earnings		45.85%		54.15%
Repurchase of our shares in 2001 from
January 4, 2001 to January 16, 2001	2,056,000	2,004,647	8,224,000	8,018,586
At December 31, 2001	2,737,740,090	2,737,791,443	2,559,570,360	2,559,775,774
Allocation of earnings		46.11%		53.89%
At December 31, 2002 and 2003	2,737,740,090	2,737,740,090	2,559,570,360	2,559,570,360
Allocation of earnings		46.11%		53.89%

(5)	Includes long-term bank loans minus the current portion of long-term debt.
(6)	Includes bottle breakage.
(7)	Includes investments in property, plant and equipment and deferred charges.
(8)	Operating margin is calculated by dividing income from operations by total revenues.

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

      Subject to certain exceptions contained in the Deposit Agreement dated February 11, 2004, among FEMSA, The Bank of New York as depositary and all holders and beneficial owners from time to time of American Depositary Shares or ADSs evidenced by American Depositary Receipts issued under the Deposit Agreement, any dividends distributed to U.S. holders of our ADSs will be paid to the ADS depositary in Mexican pesos and will be converted by the ADS depositary into U.S. dollars. As a result, exchange rate fluctuations may affect the U.S. dollar amount actually received by holders of our ADSs. Although the Mexican government does not currently restrict the ability of Mexican and foreign persons or entities to convert Mexican pesos to U.S. dollars or other currencies or to transfer other currencies out of Mexico, we cannot give any assurance that the Mexican government will not institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could affect the ADS depositary’s ability to convert dividends received in Mexican pesos into U.S. dollars for purposes of making a distribution to holders of the ADSs.

      The table below sets forth for each year the nominal amount of dividends per share that we declared in Mexican pesos and the U.S. dollar equivalent amounts that were actually paid on each of the respective payment dates for the period 2000 to 2004:

	Dividends by FEMSA–2000 to 2004

Date Dividend Paid	Fiscal Year with Respect to which Dividend was Declared	Aggregate Amount of Dividend Declared (Nominal Pesos)(1)	Per Series B Share Dividend (Nominal Pesos)	Per Series B Share Dividend (US$)(2)	Per Series D Share Dividend (Nominal Pesos)	Per Series D Share Dividend (US$)(2)

July 31, 2000	1999	Ps. 503,163,279	Ps. 0.0840	$0.0090	Ps. 0.105000	$0.0112
May 21, 2001	2000	Ps. 435,790,703	Ps. 0.0734	$0.0082	Ps. 0.091700	$0.0103
May 31, 2002	2001	Ps. 664,966,740	Ps. 0.1120	$0.0116	Ps. 0.140000	$0.0145
May 30, 2003	2002	Ps. 397,792,604	Ps. 0.0670	$0.0065	Ps. 0.083750	$0.0081
March 11, 2004(3)	2003(4)	Ps. 531,379,672	Ps. 0.0895	––	Ps. 0.111875	––
__________________
(1)	The aggregate amount of dividend declared is determined by the per series dividend amount multiplied by the number of shares outstanding at the date the dividend is declared:

Date Dividend Paid	Outstanding Shares

	Series B	Series D
July 31, 2000	2,746,546,090	2,594,794,360
May 21, 2001	2,737,740,090	2,559,570,360
May 31, 2002	2,737,740,090	2,559,570,360
May 30, 2003	2,737,740,090	2,559,570,360
March 11, 2004(3)	2,737,740,090	2,559,570,360

__________________
(2)	Translated to U.S. dollars at the corresponding noon buying rate of the Federal Reserve Bank of New York.
(3)	Date of dividend declaration.
(4)	Because dividends for 2003 have not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

Exchange Rate Information-Mexican Peso

      After a volatile 1997 and 1998, the Mexican peso remained relatively stable through 1999, 2000 and most of 2001. Towards the end of 2001 and the beginning of 2002, the Mexican peso appreciated considerably against the U.S. dollar and even more so against other currencies. The value of the Mexican peso peaked in March 2002 at Ps. 9.00 per U.S. dollar. From the second quarter of 2002 through the end of 2003, the peso depreciated reaching an exchange rate of Ps. 11.24 per U.S. dollar in December of 2003. The peso has appreciated slightly in 2004 to date. There can be no assurance that the Mexican government and the Bank of Mexico will maintain their current policies with regard to the Mexican peso or that the Mexican peso will not further depreciate significantly.

      The noon buying rate per U.S. dollar on March 15, 2004 was Ps. 10.975. The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rates of the Federal Reserve Bank of New York, expressed in Mexican pesos per U.S. dollar. We calculated the average rate by using the average of the exchange rates on the last day of each month during the period. The rates have not been restated in constant currency units. All amounts are stated in Mexican pesos.

	Exchange Rate
	High	Low	Average	Period

1999	10.60	9.24	9.56	9.48
2000	10.09	9.18	9.47	9.62
2001	9.97	8.95	9.34	9.16
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.79	11.24

	High	Low	Average	Period
2003:
September	11.04	10.77	10.92	11.00
October	11.32	10.97	11.18	11.08
November	11.40	10.98	11.15	11.40
December	11.41	11.17	11.25	11.24

2004:
January	11.10	10.81	10.92	11.01
February	11.25	10.91	11.03	11.06
March 1 to March 15	11.05	10.92	10.97	10.98

Risk Factors

Risks Related to Our Company

      Coca-Cola FEMSA

      Coca-Cola FEMSA’s business depends on its relationship with The Coca-Cola Company.

      Approximately 93.2% of Coca-Cola FEMSA’s sales volumes in 2003 were derived from sales of Coca-Cola trademark beverages. Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages through standard bottler agreements that cover all of Coca-Cola FEMSA’s present territories. Through its rights under the bottler agreements and as a large shareholder, The Coca-Cola Company has the ability to exercise substantial influence over the conduct of Coca-Cola FEMSA’s business. See “Item 10. Additional Information—Material Contracts—Coca-Cola FEMSA—Bottler Agreements.”

      Under Coca-Cola FEMSA’s bottler agreements, The Coca-Cola Company may unilaterally set the price for its concentrate. Furthermore, in conjunction with The Coca-Cola Company, Coca-Cola FEMSA prepares a three-year general business plan that is submitted to Coca-Cola FEMSA’s board of directors for approval. The Coca-Cola Company may require that Coca-Cola FEMSA demonstrates its financial ability to meet Coca-Cola FEMSA’s plans and may terminate Coca-Cola FEMSA’s rights to produce, market and distribute soft drinks in territories with respect to which such approval is withheld. The Coca-Cola Company also makes significant contributions to Coca-Cola FEMSA’s marketing budget although they are not required to contribute a particular amount. In addition, Coca-Cola FEMSA is prohibited from bottling any soft drink product or distributing other beverages without The Coca-Cola Company’s authority or consent. The Coca-Cola Company has the exclusive right to import and export Coca-Cola trademark beverages to and from Coca-Cola FEMSA’s territories. Coca-Cola FEMSA may not transfer control of the bottler rights of any of its territories without the consent of The Coca-Cola Company.

      Coca-Cola FEMSA depends on The Coca-Cola Company to renew its bottler agreements. Coca-Cola FEMSA’s bottler agreements for Mexico expire in 2005 and 2013, renewable in each case for ten-year terms. Its bottler agreements for Colombia, Brazil and Argentina expire in 2004, renewable in each case for five-year terms (except for Argentina, which is renewable for ten-year terms). Coca-Cola FEMSA’s remaining territories are governed by bottler agreements that expire after 2005 that have similar renewal periods. There can be no assurances that The Coca-Cola Company will decide to renew any of these agreements. In addition, these agreements generally may be terminated in the event that Coca-Cola FEMSA fails to comply with their terms. Non-renewal or termination would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on Coca-Cola FEMSA’s business, financial condition, prospects, and results of operations.

      The Coca-Cola Company indirectly owns 39.6% of Coca-Cola FEMSA’s outstanding capital stock, representing 46.4% of the voting rights in Coca-Cola FEMSA. The Coca-Cola Company is entitled to appoint four of Coca-Cola FEMSA’s 18 directors and certain of Coca-Cola FEMSA’s executive officers and, except under limited circumstances, has the power to veto significant decisions of Coca-Cola FEMSA’s board of directors. Thus, the Coca-Cola Company has the power to affect the outcome of all actions requiring approval by Coca-Cola FEMSA’s board of directors and, except in certain limited situations, has the power to affect the outcome of all actions requiring approval of Coca-Cola FEMSA’s shareholders. See “Item 10. Additional Information—Material Contracts—Coca-Cola FEMSA—Shareholders Agreement.” The interests of the Coca-Cola Company may be different from the interests of Coca-Cola FEMSA’s remaining shareholders, and they may cause Coca-Cola FEMSA to take actions that are not in the interest of Coca-Cola FEMSA’s remaining shareholders.

      Coca-Cola FEMSA has significant transactions with affiliates, particularly The Coca-Cola Company, that create potential conflicts of interest.

      Coca-Cola FEMSA engages in transactions with subsidiaries of The Coca-Cola Company. Coca-Cola FEMSA has entered into cooperative marketing arrangements with The Coca-Cola Company. Coca-Cola FEMSA is a party to a number of bottler agreements with The Coca Cola Company and has also entered into a credit agreement with The Coca-Cola Company pursuant to which Coca-Cola FEMSA may borrow up to US$250 million for working capital and other general corporate purposes. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and “Item 10. Additional Information—Material Contracts—Coca-Cola FEMSA—Bottler Agreements.” Transactions with affiliates may create the potential for conflicts of interest, which could result in terms less favorable to Coca-Cola FEMSA than could be obtained from an unaffiliated third party.

      Coca-Cola FEMSA has recently increased its leverage as a result of the Panamco acquisition.

      In connection with the acquisition of Panamco, Coca-Cola FEMSA incurred approximately Ps. 26,352 million of debt (including existing debt of Panamco). Coca-Cola FEMSA’s total indebtedness as of December 31, 2003 was Ps. 29,004 million. Its debt level is now significantly higher than it has been historically. The increase in debt may reduce the amount of cash otherwise available to Coca-Cola FEMSA to invest in its business or meet its obligations and may prevent it in the future from pursuing acquisitions and other opportunities that may present themselves to Coca-Cola FEMSA or from obtaining additional financing or completing refinancings on terms favorable to Coca-Cola FEMSA.

      Coca-Cola FEMSA may not achieve expected operating efficiencies in the newly acquired territories.

      Through the acquisition of Panamco, Coca-Cola FEMSA acquired new territories in Mexico as well as in the following countries in which it has not historically conducted operations: Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil. Since the acquisition, Coca-Cola FEMSA has undertaken a plan in the newly acquired territories to integrate Coca-Cola FEMSA’s operations, to improve the utilization of assets across Coca-Cola FEMSA’s territories and to implement the commercial strategies that Coca-Cola FEMSA has historically applied in its territories in Mexico and Argentina. Conditions in these new territories are different from the conditions under which Coca-Cola FEMSA has historically operated with less favorable consumption patterns than those experienced in Mexico and different and more challenging political and economic climates. In addition, distribution and marketing practices in Coca-Cola FEMSA’s new territories differ from Coca-Cola FEMSA’s historical practices. Several of these territories have a lower level of pre-sale as a percentage of total distribution than Coca-Cola FEMSA is accustomed to having, and the product and presentation mix varies from territory to territory with customer preferences. There can be no assurance that Coca-Cola FEMSA’s initiatives will reduce operating costs or maintain or improve sales in the near term or at all, which may adversely affect Coca-Cola FEMSA’s sales growth and operating margins.

      Competition could affect Coca-Cola FEMSA’s business.

      The beverage industry throughout Latin America is highly competitive. Coca-Cola FEMSA faces competition from other bottlers of soft drinks such as PepsiCo, Inc., which we refer to as PepsiCo, and from producers of low cost beverages or “B” brands. Coca-Cola FEMSA also competes against beverages other than soft drinks such as water, fruit juice and sport drinks. Although competitive conditions are different in each of Coca-Cola FEMSA’s territories, Coca-Cola FEMSA competes principally in terms of price, packaging, consumer sale promotions, customer service and non-price retail incentives. There can be no assurances that Coca-Cola FEMSA will be able to avoid lower pricing as a result of competitive pressure. Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on Coca-Cola FEMSA’s results of operations.

      Coca-Cola FEMSA’s principal competitor in Mexico is The Pepsi Bottling Group, which we refer to as PBG. PBG is the largest Pepsi bottler worldwide and competes with Coca-Cola trademark beverages. Coca-Cola FEMSA has also experienced stronger competition in Mexico from lower priced soft drinks in multi-serving presentations. In Argentina and Brazil, Coca-Cola FEMSA competes against Companhia de Bebidas das Americas, commonly referred to as AmBev, the largest brewer in Latin America, which sells Pepsi products, in addition to a portfolio that includes local brands with flavors such as guaraná and proprietary beers. In each of Coca-Cola FEMSA’s territories it competes against bottlers of Pepsi with various other bottlers and distributors of national and regional soft drinks as well as complementary beverages such as water, juice and sports drinks. In certain territories, Coca-Cola FEMSA also competes against soft drink flavors that have a strong local presence, such as La Colombiana in Colombia.

      A water shortage or a failure to maintain existing concessions could affect Coca-Cola FEMSA’s business.

      Water is an essential component of soft drinks. Coca-Cola FEMSA obtains water from various sources in its territories, including springs, wells, rivers and municipal water companies. In Mexico, Coca-Cola FEMSA purchases water from municipal water companies and pumps water from its own wells pursuant to concessions granted by the Mexican government. Coca-Cola FEMSA obtains the vast majority of the water used in its soft drink production in Mexico pursuant to these concessions, which the Mexican government granted based on studies of the existing and projected groundwater supply. Coca-Cola FEMSA’s existing water concessions in Mexico may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from municipal water authorities. See “Item 4. Information on the Company—Regulatory Matters—Water Supply Law.” In Coca-Cola FEMSA’s other territories, its existing water supply may not be sufficient to meet its future production needs and the available water supply may be adversely affected by shortage or changes in governmental regulations.

      Coca-Cola FEMSA cannot assure that water will be available in sufficient quantities to meet its future production needs, or that its concessions and permits will not be terminated or prove sufficient to meet its water supply needs.

      Increases in the prices of raw materials may increase Coca-Cola FEMSA’s cost of sales and may affect its results of operations.

      Coca-Cola FEMSA’s most significant raw materials are concentrate, which it acquires from companies designated by The Coca-Cola Company, sweeteners and packaging materials. Prices for concentrate are determined by The Coca-Cola Company pursuant to its bottler agreements as a percentage of the weighted average retail price, net of applicable taxes. The prices for remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates. Coca-Cola FEMSA is also required to use only suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to Coca-Cola FEMSA. Coca-Cola FEMSA’s sales prices are denominated in the local currency in which it operates, while the prices of certain materials used in the bottling of its products, mainly aluminum cans and plastic bottles, are paid in or determined with reference to the U.S. dollar and therefore may increase if the U.S. dollar appreciates against the currency of any country in which it operates, particularly against the Mexican peso. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.”

      After concentrate, packaging, and sweeteners constitute the largest portion of Coca-Cola FEMSA’s raw material costs. Sugar prices in all of the countries in which Coca-Cola FEMSA operates other than Brazil, are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay in excess of international market prices for sugar. In Mexico, sugar prices increased approximately 8% in 2003, and Coca-Cola FEMSA’s ability to substitute other sweeteners has been limited by the imposition of a 20% excise tax on carbonated soft drinks produced with non-sugar sweeteners. In Venezuela, there was a shortage of sugar during the second half of 2003 due to the inability of the main sugar importers to access foreign currencies as a result of the exchange controls implemented at the beginning of 2003.

      Coca-Cola FEMSA cannot assure that its raw material prices will not increase in the future. Increases in the prices of raw materials will increase Coca-Cola FEMSA’s cost of sales and adversely affect its results of operations.

      Taxes on soft drinks could affect Coca-Cola FEMSA’s business.

      Coca-Cola FEMSA’s products are subject to excise and value-added taxes in many of the countries in which it operates. The imposition of new taxes or increases in taxes on Coca-Cola FEMSA’s products may have a material adverse effect on its business, prospects, financial conditions and results of operations. Mexico recently implemented a 20% excise tax on carbonated soft drinks produced with non-sugar sweeteners. Certain countries in Central America, Argentina and Brazil have also imposed taxes on Coca-Cola FEMSA’s products. See “Item 4. Information on the Company—Coca-Cola FEMSA—Taxation of Soft Drinks.” Coca-Cola FEMSA can give no assurance that any governmental authority in any country where it operates will not impose or increase any such taxes in the future.

      Regulatory developments may have an affect on Coca-Cola FEMSA’s business.

      Coca-Cola FEMSA is subject to regulation in each of the territories in which it operates. The principal areas in which Coca-Cola FEMSA is subject to regulation are environment, labor, taxes and antitrust. The adoption of new laws or regulations in the countries in which Coca-Cola FEMSA operates may increase its operating costs or impose restrictions on its operations. In particular, environmental standards became more stringent recently in several of the countries in which Coca-Cola FEMSA operates, and Coca-Cola FEMSA is in the process of complying with these new standards.

      Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which Coca-Cola FEMSA operates. The imposition of these restrictions may have an adverse effect on its results of operations and financial position. Although Mexican bottlers have been free to set prices for carbonated soft drinks without governmental intervention since January 1996, such prices were once subject to statutory price controls and, later, to voluntary price restraints, which effectively limited Coca-Cola FEMSA’s ability to increase prices in the Mexican market without governmental consent. See “Item 4. Information on the Company—Regulatory Matters—Price Controls on Soft Drinks.” Coca-Cola FEMSA can give no assurance that governmental authorities in any country where Coca-Cola FEMSA operates will not impose voluntary price restraints or statutory price controls.

      FEMSA Cerveza

      Unfavorable economic conditions in Mexico and the United States may affect FEMSA Cerveza’s business.

      Demand for the products of FEMSA Cerveza, S.A. de C.V., which we refer to as FEMSA Cerveza, our 70%-owned subsidiary engaged in the production, distribution and marketing of beer, may be affected by economic conditions in Mexico and the United States. In particular, demand in our northern stronghold regions in Mexico, where there are a large number of border towns, may be more affected by the performance of the United States’ economy. In addition, our exports to the United States may be affected by reduced demand from the United States or from a reduction in prices by our competitors. Any depreciation of the Mexican peso may negatively affect our results of operations because a significant portion of our costs and expenses are denominated in or determined by reference to the U.S. dollar.

      Uncertainty in commodity prices of raw materials used in beer production may result in increased costs.

      FEMSA Cerveza purchases a number of commodities for the production of its products (principally barley, malt and hops) from Mexican producers and in the international market. The prices of such commodities can fluctuate and are determined by global supply and demand and other factors, including changes in exchange rates, over which FEMSA Cerveza has no control. There can be no assurance that FEMSA Cerveza will be able to recover increases in the cost of raw materials. See “Item 4. Information on the Company—FEMSA Cerveza—Raw Materials.” An increase in raw materials costs would adversely affect our results of operations.

      Labatt, through a joint venture with FEMSA Cerveza, has significant rights that may allow Labatt to influence the conduct of FEMSA Cerveza’s business.

      On December 1, 1994, FEMSA Cerveza and Labatt Brewing Company Limited, which we refer to as Labatt, entered into a joint venture pursuant to which Labatt currently holds 30% of the capital stock of FEMSA Cerveza. Both parties agreed to combine their United States beer businesses through their joint ownership of Labatt USA LLC and Latrobe Brewing Company LLC, which we collectively refer to as Labatt USA. FEMSA Cerveza’s relationship with Labatt gives Labatt significant rights, which may allow Labatt to influence the conduct of FEMSA Cerveza’s business. Under the bylaws of FEMSA Cerveza, Labatt may appoint four directors to FEMSA Cerveza’s 15 member board of directors. As long as Labatt or its controlled affiliates or permitted transferees hold certain shares of FEMSA Cerveza representing at least 20% of the outstanding capital stock, Labatt has the right to approve the appointment of the senior operating vice presidents of FEMSA Cerveza and veto certain decisions of the board of directors.

      In addition, affiliates of Labatt own 70% of Labatt USA, and Labatt USA is the exclusive importer of FEMSA Cerveza’s brands into the United States. As such, FEMSA Cerveza’s exports to the United States may depend on Labatt. See “Item 10. Additional Information—Material Contracts—FEMSA Cerveza.”

      On April 29, 2002, Wisdom Import Sales Co., which we refer to as Wisdom, a subsidiary of FEMSA Cerveza in the United States, filed a lawsuit against certain affiliates of Labatt to enjoin the integration of the beer brands of Beck’s North America, which we refer to as Beck’s, into the beer distribution portfolio of Labatt USA, and on May 23, 2002 a preliminary injunction was issued by a New York district court preventing the integration of Beck’s into the Labatt USA portfolio. This ruling was upheld on appeal and on October 10, 2003, the district court entered a final judgment on consent, providing that the affiliates of Labatt are permanently prohibited from integrating the Beck’s brands into the portfolio of Labatt USA without the required approval of Wisdom or the Wisdom directors on the board of the limited liability company that governs Labatt USA.

      On March 3, 2004, Interbrew and the Brazilian brewer AmBev announced a transaction that would affect the ownership of the majority interest in the limited liability company that owns Labatt USA. Wisdom has commenced litigation in the United States District Court for the Southern District of New York alleging, among other things, that the transaction involves a transfer of membership or other ownership interests in the limited liability company that owns Labatt USA, and that such a transfer cannot occur without the approval of Wisdom or at least one of the Wisdom-appointed directors on the board of the limited liability company. See “Item 8. Financial Information––Legal Proceedings––FEMSA Cerveza.” An ongoing dispute between FEMSA Cerveza and Labatt may have an adverse effect on our existing joint venture and our exports in the United States.

      FEMSA Cerveza’s sales in the Mexican market depend on its ability to compete with Grupo Modelo.

      FEMSA Cerveza faces competition in the Mexican beer market from Grupo Modelo, S.A. de C.V., which we refer to as Grupo Modelo. FEMSA Cerveza’s ability to compete successfully in the Mexican beer market will have a significant impact on its Mexican sales. See “Item 4. Information on the Company––FEMSA Cerveza––The Mexican Beer Market.”

      Competition from imports in the Mexican beer market is increasing.

      Imports do not currently constitute a significant portion of the Mexican beer market. Under the North American Free Trade Agreement or NAFTA, the tariffs applicable to imported beers from the United States and Canada were eliminated in January 2001. During 2003 imports grew 10.6% versus 2002 and represented 1.8% of the Mexican beer market. FEMSA Cerveza believes that imports will continue to represent a small percentage of the Mexican beer market. Increased import competition, however, could lead to greater competition in general, and there can be no assurance that such a trend would not affect FEMSA Cerveza. See “Item 4. Information on the Company—FEMSA Cerveza––The Mexican Beer Market.”

      Regulatory developments in Mexico could affect FEMSA Cerveza’s business.

      FEMSA Cerveza’s business is subject to a variety of different Mexican government regulations, both federal and local, and may be affected by changes in law, regulation or regulatory policy. Actions of Mexican federal and local authorities, in particular changes in governmental policy with respect to excise and value-added tax laws, cold beer regulation or the beer industry practice of “tied-customer arrangements,” which are agreements with retailers to sell and promote its products, may have a material adverse impact on FEMSA Cerveza’s business, financial conditions and results of operations.

      Federal regulation of beer consumption in Mexico is primarily effected through a 25% excise tax and a 15% value-added tax. We do not anticipate an increase in these taxes, but federal regulation relating to excise taxes may change in the future, resulting in an increase or decrease in the tax. Local regulations are primarily effected through the issuance of licenses, which authorize retailers to sell alcoholic beverages. Other regulations affecting beer consumption in Mexico vary according to local jurisdictions and include limitations on the hours during which restaurants, bars and other retail outlets are allowed to sell beer. See “Item 4. Information on the Company—FEMSA Cerveza—The Mexican Beer Market.”

      A water supply shortage could affect FEMSA Cerveza’s business.

      FEMSA Cerveza purchases water from government entities and obtains pump water from its own wells pursuant to concessions granted by the Mexican government.

      FEMSA Cerveza believes that its water concessions will satisfy its current and future water requirements. There can be no assurance, however, that isolated periods of adverse weather will not affect FEMSA Cerveza’s supply of water to meet its future production needs in any given period, or that its concessions will not be terminated or will not be renewed by the Mexican government or prove insufficient to meet its water demand.

      FEMSA Comercio

      Competition from other retailers in Mexico could affect our company’s business.

      The Mexican retail sector is highly competitive. FEMSA participates in the retail sector primarily through FEMSA Comercio, S.A. de C.V., which we refer to as FEMSA Comercio. FEMSA Comercio’s Oxxo convenience stores face competition on a regional basis from 7-Eleven, Super Extra, AM/PM and Circle K stores. In particular, the Super Extra chain is owned and managed by Grupo Modelo, our main competitor in the Mexican beer market, and in 2003 the Super Extra chain launched an aggressive expansion in the number of their stores. Oxxo convenience stores also face competition from numerous small chains of retailers in some regions across Mexico. There can be no assurance that FEMSA Comercio will not be affected by an increase in competition.

      Oxxo convenience stores are sensitive to economic conditions in Mexico.

      Due to the nature of the convenience store market, convenience stores often sell certain products at a premium. The convenience store market is thus highly sensitive to economic conditions as an economic slowdown is often accompanied by a decline in consumer purchasing power, which in turn results in a decline in the overall consumption of our main product categories. During periods of economic slowdown, Oxxo stores may experience a decline in traffic per store and purchases per customer, and this may result in a decline in operating revenue.

      FEMSA Empaques

      FEMSA Empaques’ beverage can operation is sensitive to economic conditions and competition from alternative beverage presentations.

      The aluminum can operations of Fábricas Monterrey, S.A. de C.V., which we refer to as Famosa, a subsidiary of FEMSA Empaques, S.A. de C.V., which we refer to as FEMSA Empaques, are sensitive to economic conditions because beverage can presentations are more expensive to the consumer than alternative presentations. FEMSA Empaques’ beverage can business exclusively serves the beverage industry and therefore is vulnerable to shifts in demand for beverage products. Furthermore, beverage can presentations also compete with alternative beverage presentations such as glass and polyethylene terephtalate or PET presentations. Demand for canned beverages has decreased in recent years due to a shift toward PET presentations in the soft drink industry. See “Item 4. Information on the Company—FEMSA Empaques—Principal Products—Beverage Cans.” A decrease in demand may adversely affect FEMSA Empaques’ results of operations.

      The Mexican beverage can industry may have excess capacity, which may result in decreases in prices.

      Certain significant competitors in the beverage can industry operate at average levels of capacity utilization below 60%. We cannot guarantee that some of these businesses will not practice aggressive pricing strategies in order to increase their sales volume. See “Item 4. Information on the Company—FEMSA Empaques—Principal Products—Beverage Cans.”

      FEMSA Empaques’ sales of glass bottles may be affected by competition and from alternative beverage presentations.

      FEMSA Empaques’ principal domestic competitor in the sale of glass bottles is Vitro, S.A. de C.V., which we refer to as Vitro. There can be no assurance that FEMSA Empaques will not be affected by price competition from Vitro or other producers of glass bottles or alternative containers. See “Item 4. Information on the Company—FEMSA Empaques—Principal Products—Glass Bottles.”

      Moreover, like the beverage can business, FEMSA Empaques’ glass bottle business exclusively serves the beverage industry and, thus, is vulnerable to shifts in preferences for those products and presentations. Demand for glass bottle presentations has declined in recent years due to a shift towards non-returnable PET presentations for soft drinks. See “Item 4. Information on the Company—FEMSA Empaques—Principal Products—Glass Bottles.” There can be no assurance that there will not be a further shift in demand towards such alternative presentations, which would have an effect on our glass bottle operations.

      FEMSA Empaques’ operating expenses are affected by changes in commodity prices and exchange rate fluctuations.

      A significant portion of FEMSA Empaques’ raw materials consist of commodities, the prices of which are subject to volatility in accordance with international market conditions. In addition, FEMSA Empaques’ operating expenses are denominated in Mexican pesos while its revenues are linked to the U.S. dollar. As a result, the operating margins of FEMSA Empaques may be adversely affected as a result of increases in commodity prices or an appreciation in the Mexican peso against the U.S. dollar.

      Risks Related to Our Principal Shareholders and Capital Structure

      A majority of our voting shares are held by a voting trust, which effectively controls the management of our company, and whose interests may differ from those of other shareholders.

      A voting trust, comprised mainly of five families, owns 36.01% of our capital stock and 69.67% of our capital stock with full voting rights, consisting of the Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

      Holders of Series D-B and D-L Shares have limited voting rights.

      Holders of Series D-B and D-L Shares have limited voting rights and are only entitled to vote on specific matters, such as changes in our corporate form, a dissolution or liquidation and the cancellation of the registration of the Series D-B and D-L Shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

      Holders of ADSs may not be able to vote at our shareholder meetings.

      Our shares are traded on the New York Stock Exchange in the form of ADSs under the trading symbol FMX. There can be no assurance that holders of our shares through ADSs will receive notice of shareholders’ meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner. In the event that instructions are not received with respect to any shares underlying ADSs, the ADS depositary will, subject to certain limitations, grant a proxy to a person designated by us. In the event that this proxy is not granted, the ADS depositary will vote these shares in the same manner as the majority of the shares of each class for which voting instructions are received.

      Holders of ADSs may not be able to participate in any future preemptive rights offering and as a result may be subject to dilution of their equity interests.

      Under applicable Mexican law, if we issue new shares for cash as a part of a capital increase, we must generally grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not be legally permitted to allow holders of our shares in the form of ADSs in the United States to exercise any preemptive rights in any future capital increases unless (i) we file a registration statement with the SEC with respect to that future issuance of shares or (ii) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares in the form of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

      There can be no assurance that we will file a registration statement with the SEC to allow holders of our shares in the form of ADSs in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, the sale by the ADS Depositary of preemptive rights and the distribution of the proceeds from such sales to the holders of our shares through ADSs is not possible. As a result, the equity interest of holders of our shares through ADSs would be diluted proportionately. See “Item 10. Additional Information—Preemptive Rights.”

      Risks Related to Mexico and the Other Countries in Which We Operate

      Adverse economic conditions in Mexico may affect our financial condition and results of operations.

      We are a Mexican corporation, and our Mexican operations are our single most important geographic division. In the past, Mexico has experienced both prolonged periods of weak economic conditions and dramatic deteriorations in economic conditions that have had a negative impact on our company. There can be no assurances that such conditions will not return or that such conditions will not have a material adverse effect on our financial condition and results of operations.

      Our business may be significantly affected by the general condition of the Mexican economy, the rate of inflation, interest rates and exchange rates. Decreases in the growth rate of the Mexican economy, periods of negative growth and increases in inflation or interest rates may result in lower demand for our products, lower real pricing or a shift to lower margin products. Because a large percentage of our costs are fixed costs, we may not be able to reduce costs and expenses, and our profit margins may suffer as a result. In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate, Mexican peso-denominated funding and have an adverse effect on our financial condition and results of operations.

      Depreciation of the Mexican peso relative to the U.S. dollar could affect our financial condition and results of operations.

      A depreciation of the Mexican peso relative to the U.S. dollar would increase the cost to us of a portion of the raw materials, the price of which is tied to the U.S. dollar, and debt obligations denominated in U.S. dollars, and thereby may have a negative effect on our net results. A severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future. To the extent that there are currency fluctuations, they are likely to have an effect on our financial condition, results of operations and cash flows in future periods.

      Political events in Mexico could affect our operations.

      Mexican political events may also significantly affect our operations. In the Mexican national elections held on July 2, 2000, Vicente Fox of the National Action Party (Partido Acción Nacional) or PAN won the presidency. Although his victory ended more than 70 years of presidential rule by the Institutional Revolutionary Party (Partido Revolucionario Institucional) or PRI, neither the PRI nor the PAN succeeded in securing a majority in the Mexican congress. In elections in 2003, the PAN lost additional seats in the Mexican congress and state governorships. The resulting legislative gridlock has impeded the progress of reforms in Mexico, which may adversely affect economic conditions in Mexico or our results of operations. During 2004, there will be elections for governors in 10 out of 32 states and for local congresses in 14 states.

      Developments in other Latin American countries in which we operate may affect our business.

      In addition to Mexico, our subsidiary Coca-Cola FEMSA conducts operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. These countries expose us to different or greater country risk than Mexico. For many of these countries, operating results in recent years have been adversely affected by deteriorating macroeconomic and political conditions. In Argentina and Venezuela, significant economic and political instability, including a contracting economy, a drastic currency devaluation, high unemployment, the introduction of exchange controls and social unrest have resulted in higher production costs and declining net sales for Coca-Cola FEMSA. In Colombia, Coca-Cola FEMSA has experienced problems with production and distribution as a result of political instability.

      Coca-Cola FEMSA’s future results may be significantly affected by the general economic and financial conditions in the countries where it operates, by the devaluation of the local currency, inflation and high interest rates, or by political developments or changes in law. Devaluation of the local currency against the U.S. dollar may increase the operating costs in that country, and a depreciation against the Mexican peso may negatively affect the results of that country as reported in our Mexican GAAP financial statements. In addition, some of these countries may impose exchange controls that could impact Coca-Cola FEMSA’s ability to purchase raw materials in foreign currencies and the ability of the subsidiaries in these countries to remit dividends abroad or make payments other than in local currencies, as is currently the case in Venezuela under regulations imposed in January 2003. As a result of these potential risks, Coca-Cola FEMSA may experience lower demand, lower real pricing, or increases in costs, which may negatively impact its results of operations.

ITEM 4. INFORMATION ON THE COMPANY

Overview

      We are a Mexican company headquartered in Monterrey, Mexico. Our legal name is Fomento Económico Mexicano, S.A. de C.V., and in commercial contexts we frequently refer to ourselves as FEMSA. Our principal executive offices are located at General Anaya No. 601 Pte., Colonia Bella Vista, Monterrey, Nuevo León 64410, Mexico. Our telephone number at this location is (52-81) 8328-6000. Our website is www.femsa.com. We are organized as a sociedad anónima de capital variable under the laws of Mexico. Our company was incorporated on May 30, 1936 and has a duration of 99 years.

      We conduct our operations through the following principal holding companies, each of which we refer to as a subholding company:

  Coca-Cola FEMSA, which engages in the production, distribution and marketing of soft drinks;
  FEMSA Cerveza, which engages in the production, distribution and marketing of beer;
  FEMSA Comercio, which operates convenience stores; and
  FEMSA Empaques, which engages in the production and distribution of beverage-related packaging materials.

Corporate Background

      FEMSA traces its origins to the establishment of Mexico’s first brewery, Cervecería Cuauhtémoc, S.A. de C.V., which we refer to as Cuauhtémoc, which was founded in 1890 by four Monterrey businessmen: Francisco G. Sada, José A. Muguerza, Isaac Garza and José M. Schneider. The company is controlled by descendants of certain of the founders of Cuauhtémoc.

      In 1891, the first year of production, Cuauhtémoc produced 2,000 hectoliters of beer. Cuauhtémoc continued to expand through additions to existing plant capacity and through acquisitions of other Mexican breweries, and has continued to increase its production capacity, reaching approximately 32.5 million hectoliters in 2003.

      The strategic integration of the company dates back to 1936 when Famosa was established to supply crown caps to the brewery. The packaging operations were expanded in 1957 when we began to produce labels and flexible packaging for the company’s beer operations. During this period, these operations were part of what was known as the Monterrey Group, which also included interests in banking, steel and other packaging operations.

      In 1974, the Monterrey Group was split between two branches of the descendants of the founding families of Cuauhtémoc. The steel and other packaging operations formed the basis for the creation of Corporación Siderúrgica, S.A. (later Grupo Industrial Alfa, S.A. de C.V.), controlled by the Garza Sada family, and the beverage and banking operations were consolidated under the FEMSA corporate umbrella, controlled by the Garza Lagüera family. FEMSA’s shares were first listed on the Mexican Stock Exchange on September 19, 1978. Between 1977 and 1981, FEMSA diversified its operations through acquisitions in the soft drink and mineral water industries, the establishment of the first convenience stores under the trade name Oxxo and investments in the hotel, construction, auto parts, food and fishing industries, which were subsequently divested.

      In August 1982, the Mexican government suspended payment on its international debt obligations and nationalized the Mexican banking system. In 1985, certain controlling shareholders of FEMSA acquired a controlling interest in Cervecería Moctezuma, S.A., which was then Mexico’s third-largest brewery and which we refer to as Moctezuma, and related companies in the packaging industry. FEMSA subsequently undertook an extensive corporate and financial restructuring that was completed in December 1988.

      Pursuant to the 1988 restructuring, these different assets were combined under a single corporate, which became Grupo Industrial Emprex, S.A. de C.V., which we refer to as Emprex. The debt restructuring included a capital increase, capitalization of debt and a divestiture of interests in non-core businesses. As a result of these transactions, FEMSA’s interest in Emprex was diluted to 60%, only to increase subsequently to approximately 68% as a result of the exercise of certain option rights by FEMSA.

      In August 1991, FEMSA repurchased approximately 30% of its shares from a dissident minority shareholder. In October 1991, certain majority shareholders of FEMSA acquired a controlling interest in Bancomer, S.A., which we refer to as Bancomer. The investment in Bancomer was undertaken as part of the Mexican government’s reprivatization of the banking system, which had been nationalized in 1982. The Bancomer acquisition was financed in part by a subscription by Emprex’s shareholders, including FEMSA, of shares in Grupo Financiero Bancomer, S.A. de C.V. (currently Grupo Financiero BBVA Bancomer, S.A. de C.V.), which we refer to as BBVA Bancomer, the Mexican financial services holding company that was formed to hold a controlling interest in Bancomer. In February 1992, FEMSA offered Emprex’s shareholders the opportunity to exchange the BBVA Bancomer shares to which they were entitled for Emprex shares owned by FEMSA. As a result, FEMSA’s interest in Emprex declined to approximately 62%. In connection with these transactions, an 11% interest in Emprex was issued to a European portfolio investor. This reduced FEMSA’s interest in Emprex to approximately 51%. In August 1996, the shares of BBVA Bancomer that were received by FEMSA in the exchange with Emprex’s shareholders were distributed as a dividend to FEMSA’s shareholders.

      Upon the completion of these transactions, Emprex began a series of strategic transactions to strengthen the competitive positions of its operating subsidiaries. These transactions included the sale of a 30% strategic interest in Coca-Cola FEMSA to a wholly-owned subsidiary of The Coca-Cola Company and a subsequent public offering of Coca-Cola FEMSA shares, both of which occurred in 1993, and the sale of a 22% strategic interest in FEMSA Cerveza to Labatt in 1994. Labatt subsequently increased its interest in FEMSA Cerveza to 30%.

      In 1998, we completed a reorganization that:

  simplified our capital structure by converting our outstanding capital stock at the time of the reorganization into BD Units and B Units, and united the shareholders of FEMSA and the former shareholders of Emprex at the same corporate level through an exchange offer that was consummated on May 11, 1998.

      As part of the reorganization, FEMSA listed ADSs on the New York Stock Exchange representing BD Units, and listed the BD Units and the B Units on the Mexican Stock Exchange. Prior to the completion of the exchange offer, FEMSA owned 51.04% of the shares of Emprex. Upon the completion of the exchange offer, FEMSA owned 98.70% of the outstanding shares of Emprex, which amount increased to 99.99% through a tender offer by FEMSA for the remaining Emprex shares.

      In July 2002, as a result of the split-up or escisión of Emprex, Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as CIBSA, was created as a new company to hold our interest in Coca-Cola FEMSA.

      In May 2003, our subsidiary Coca-Cola FEMSA expanded its operations throughout Latin America by acquiring 100% of Panamco, then the largest soft drink bottler in Latin America in terms of sales volume in 2002. Through its acquisition of Panamco, Coca-Cola FEMSA began producing and distributing Coca-Cola trademark beverages in additional territories in Mexico, Central America, Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. The total cost of the acquisition was Ps. 29,518 million and was financed with new debt, an equity contribution by FEMSA, an exchange of The Coca-Cola Company’s equity interests in Panamco and available cash. Shareholders of Panamco, other than The Coca-Cola Company and its subsidiaries, received cash in exchange for their shares. The Coca-Cola Company and its subsidiaries received Series D Shares in exchange for their equity interest in Panamco of approximately 25%. After the Panamco acquisition, FEMSA indirectly owns 45.7% of the capital stock of Coca-Cola FEMSA (53.6% of its capital stock with full voting rights) and The Coca-Cola Company indirectly owns 39.6% of the capital stock of Coca-Cola FEMSA (46.4% of its capital stock with full voting rights). The remaining 14.7% of its capital stock trades on the Mexican Stock Exchange and on the New York Stock Exchange in the form of ADSs under the trading symbol KOF.

Ownership Structure

      We conduct our business through our subholding companies as shown in the following diagram and table:

Subholding Companies--Ownership Structure
As of March 15, 2004

(1)   Percentage of capital stock, equal to 53.6% of capital stock with full voting rights.

Subholding Companies—Overview

	Coca-Cola	FEMSA	FEMSA	FEMSA
	FEMSA	Cerveza	Comercio	Empaques

Industry	Soft.Drinks	Beer	Retail	Packaging

Strategic	The Coca-Cola
Partner	Company	Labatt	None	None

Operations by Segment—Overview
Year Ended December 31, 2003(1)

	Coca-Cola		FEMSA		FEMSA		FEMSA
	FEMSA		Cerveza		Comercio		Empaques

	Pesos	%	Pesos	%	Pesos	%	Pesos	%
Total Revenues	35,729	47.08	21,924	28.89	16,601	21.87	7,352	9.69
Income from Operations..	6,710	55.39	3,586	29.60	694	5.73	988	8.16
Total Assets	61,420	58.87	28,936	27.73	6,137	5.88	7,168	6.87
Employees	56,841	65.99	16,461	19.11	5,859	6.80	4,197	4.87
__________________
(1)	Expressed in millions of Mexican pesos, except for employees. The sum of the financial data for each of our segments and percentages with respect thereto differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA, including corporate services.

Total Revenues Summary by Segment(1)

	Year Ended December 31,

	2003	2002	2001

Coca-Cola FEMSA	35,729	18,668	17,773
FEMSA Cerveza	21,924	21,642	21,529
FEMSA Comercio	16,601	13,247	11,160
FEMSA Empaques	7,352	6,862	6,840
Other	3,843	3,559	3,176

Consolidated Total Revenues	75,891	55,395	52,465

__________________
(1)	Expressed in millions of Mexican pesos. The sum of the financial data for each segment differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation.

Total Revenues Summary by Geographic Location (1)

	Year Ended December 31,

	2003	2002	2001

Mexico	64,185	53,571	50,477
Argentina	2,077	1,824	1,988
Brazil	2,797	—	—
Venezuela	2,544	—	—
Colombia	2,319	—	—
Central America	2,187	—	—

Consolidated Total Revenues	75,891	55,395	52,465

__________________
(1)	Expressed in millions of Mexican pesos. The sum of the financial data for each territory differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation.

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of the date of this annual report:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA	Mexico	100.0

Coca-Cola FEMSA	Mexico	45.7(1)
Corporación Interamericana de Bebidas, S.A. de C.V. (Panamco)	Mexico	45.7
Propimex, S.A. de C.V	Mexico	45.7
Panamco Bajío, S.A. de C.V	Mexico	42.7
Panamco México, S.A. de C.V	Mexico	44.8
Inmuebles del Golfo, S.A. de C.V	Mexico	45.7

Emprex	Mexico	100.0

FEMSA Cerveza	Mexico	70.0
Cervecería Cuauhtémoc Moctezuma, S.A. de C.V	Mexico	70.0
Cervezas Cuauhtémoc Moctezuma, S.A. de C.V	Mexico	70.0

FEMSA Comercio	Mexico	100.0
Cadena Comercial Oxxo, S.A. de C.V	Mexico	100.0
Oxxo Express, S.A. de C.V	Mexico	100.0

FEMSA Empaques	Mexico	100.0
Fábricas Monterrey, S.A. de C.V	Mexico	100.0
Sílices de Veracruz, S.A. de C.V	Mexico	100.0
Vendo de México, S.A. de C.V	Mexico	100.0
______________________
(1)	Percentage of capital stock. FEMSA owns 53.6% of the capital stock with full voting rights.

Business Strategy

      We are a beverage company. Our soft drink operation, Coca-Cola FEMSA, is currently the second largest bottler of Coca-Cola products in the world, measured in terms of sales volumes in 2003, and our brewing operation, FEMSA Cerveza, is both a significant competitor in the Mexican beer market as well as a major exporter in key international markets including the United States. Coca-Cola FEMSA and FEMSA Cerveza are our core businesses, which together define our identity and are the main avenues of our future growth.

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

      Our ultimate objectives are achieving sustainable revenue growth, improving profitability and increasing the return on invested capital in each of our operations. We believe that by achieving these goals we will create sustainable value for our shareholders.

      Our beverage businesses are supported by Oxxo, the largest convenience store chain in Mexico measured in terms of number of stores, which are managed by FEMSA Comercio, and by FEMSA Empaques, our glass bottle and aluminum can operation. These two businesses provide us with strategic competitive advantages and are also complemented by additional support businesses that manufacture crown caps and closures, commercial refrigerators, labels and flexible packaging and chemical products.

      We believe that the competencies that our businesses have developed can be replicated in other geographic regions. This underlying principle guided our consolidation efforts, which culminated in Coca-Cola FEMSA’s acquisition of Panamco on May 6, 2003. The continental platform that this new combination produces -encompassing a significant territorial expanse in Mexico and Central America, plus most of the large urban centers in South America-we believe may provide us with opportunities to create value through both an improved ability to execute and the use of superior marketing tools.

      During 2003, Coca-Cola FEMSA engaged in the integration of the Panamco territories while adjusting its strategies to a more competitive landscape, particularly in Mexico. In addition, FEMSA Cerveza continued to be immersed in a transformation process that has developed key competencies aimed at strengthening its consumer-focused orientation, namely excellence in execution, brand building capabilities, efficient asset utilization and the development of a powerful information system infrastructure. FEMSA Comercio further accelerated the expansion of the Oxxo convenience store chain by opening 582 net new stores.

Coca-Cola FEMSA

      Overview and Background

      Coca-Cola FEMSA is the largest Coca-Cola bottler in Latin America, with its territories representing approximately 40% of Coca-Cola sales volumes in Latin America, and the second largest bottler of Coca-Cola trademark beverages in the world, calculated in each case by sales volumes in unit cases sold in its territories in 2003. Coca-Cola FEMSA operates in the following territories:

  Mexico - a substantial portion of central Mexico (including Mexico City) and southeast Mexico (including the Gulf region).
  Central America - Guatemala City and surrounding areas, Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).
  Colombia - most of the country.
  Venezuela - nationwide.
  Brazil - the area of greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul and part of the state of Goiás.
  Argentina -federal capital of Buenos Aires and surrounding areas.

The following is an overview of Coca-Cola FEMSA’s operations by territory in 2003:

Operations by Territory-Overview
Year Ended December 31, 2003(1)(2)

	Mexico		Central America		Colombia		Venezuela		Brazil		Argentina

	Pesos	%	Pesos	%	Pesos	%	Pesos	%	Pesos	%	Pesos	%
Total Revenues	23,935.2	66.7%	2,186.5	6.1%	2,319.1	6.5%	2,544.5	7.1%	2,796.9	7.8%	2,076.9	5.8%
Income from Operations	5,633.6	84.0%	218.4	3.2%	261.1	3.9%	231.5	3.5%	149.8	2.2%	215.6	3.2%

______________________
(1)

The sums of the financial data for each of Coca-Cola FEMSA’s territories and percentages with respect thereto differ from its consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain non-operating assets and activities of Coca-Cola FEMSA, including corporate services.

(2)	Expressed in millions of Mexican pesos.

      In 1979, a subsidiary of ours acquired certain soft drink bottler subsidiaries that are now a part of Coca-Cola FEMSA. At that time, the acquired subsidiaries had 13 Mexican distribution centers operating 701 distribution routes, and the production capacity of the acquired subsidiaries was 83 million physical cases. In 1991, we transferred our ownership in the subsidiaries to FEMSA Refrescos, S.A. de C.V., the corporate predecessor of Coca-Cola FEMSA.

      Consistent with Coca-Cola FEMSA’s goals of maximizing long-term profitability and growth and enhancing its competitive position, in June 1993, a subsidiary of The Coca-Cola Company subscribed for 30% of Coca-Cola FEMSA’s capital stock in the form of Series D Shares for US$195 million. In September 1993, FEMSA sold Series L Shares that represented 19% of Coca-Cola FEMSA’s capital stock to the public, and Coca-Cola FEMSA listed these shares on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange. After giving effect to these transactions, we retained a 51% indirect interest in Coca-Cola FEMSA.

      In a series of transactions between 1994 and 1997, Coca-Cola FEMSA acquired the territory for the federal capital of Buenos Aires by purchasing 100% of Coca-Cola FEMSA de Buenos Aires, S.A. de C.V. from a subsidiary of The Coca-Cola Company. Coca-Cola FEMSA expanded its Argentine operations in February 1996 by acquiring the former San Isidro Refrescos, S.A. territories, which we refer to as SIRSA, including certain properties of Refrescos del Norte, S.A. Through these transactions, Coca-Cola FEMSA expanded its Argentine operations to include the contiguous San Isidro and Pilar areas.

      Coca-Cola FEMSA expanded its Mexican operations in November 1997 by acquiring 100% of Embotelladora de Soconusco, S.A. de C.V., a bottler in the Tapachula area of the state of Chiapas in southern Mexico. With this acquisition, Coca-Cola FEMSA services the entire state of Chiapas.

      In May 2003, Coca-Cola FEMSA expanded its operations throughout Latin America by acquiring 100% of Panamco, then the largest soft drink bottler in Latin America in terms of sales volumes in 2002. Through Coca-Cola FEMSA’s acquisition of Panamco, Coca-Cola FEMSA began producing and distributing Coca-Cola trademark beverages in additional territories in the central and the gulf regions of Mexico, and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. The total cost of the transaction was approximately Ps. 29,518 million, excluding transaction expenses, and Coca-Cola FEMSA financed the acquisition as follows: Ps. 17,267 million of new debt (including approximately Ps. 5,245 million used to refinance existing Panamco indebtedness); a Ps. 2,779 million capital investment from FEMSA; the issuance of Coca-Cola FEMSA’s Series D Shares to subsidiaries of The Coca-Cola Company in exchange for a capital contribution of Ps. 7,041 million in the form of equity interests in Panamco; Ps. 2,820 million in cash; and Ps. 9,085 million of assumed net debt.

      After the Panamco acquisition, we indirectly own 45.7% of Coca-Cola FEMSA’s capital stock, representing 53.6% of Coca-Cola FEMSA’s capital stock with full voting rights, and The Coca-Cola Company indirectly owns 39.6% of Coca-Cola FEMSA’s capital stock, representing 46.4% of Coca-Cola FEMSA’s capital stock with full voting rights. The remaining 14.7% of Coca-Cola FEMSA’s capital stock trades on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange.

      Business Strategy

      Coca-Cola FEMSA is the largest bottler of Coca-Cola trademark beverages in Latin America in terms of sales volumes in 2003, with operations in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. While Coca-Cola FEMSA’s corporate headquarters are in Mexico City, it has established divisional headquarters in the following three regions:

  Mexico with divisional headquarters in Mexico City;
  Latin Centro (covering territories in Guatemala, Nicaragua, Costa Rica, Panama, Colombia and Venezuela) with divisional headquarters in San José, Costa Rica; and
  Mercosur (covering territories in Brazil and Argentina) with divisional headquarters in São Paulo, Brazil.

      Coca-Cola FEMSA seeks to provide its shareholders with an attractive return on their investment by increasing its profitability. The key factors in achieving profitability are increasing its revenues by implementing well planned product, package and pricing strategies through channel distribution and by implementing best practices in order to improve operational efficiencies throughout Coca-Cola FEMSA. To achieve these goals Coca-Cola FEMSA continues its efforts in:

  working with The Coca-Cola Company to continue exploring new lines of beverages that extend existing brands and allow Coca-Cola FEMSA to participate in new beverage segments;
  implementing packaging strategies designed to increase consumer demand for Coca-Cola FEMSA’s products and to build a strong returnable base in Coca-Cola FEMSA’s new territories;
  replicating Coca-Cola FEMSA’s successful best practices throughout the whole value chain within the newly acquired territories;
  rationalizing and adapting Coca-Cola FEMSA’s organizational and asset structure in order to be in a better position to respond to a changing competitive environment;
  strengthening Coca-Cola FEMSA’s selling capabilities in order to get closer to its clients, helping them satisfy the beverage needs of consumers;
  integrating Coca-Cola FEMSA’s operations through advanced information technology systems;
  evaluating Coca-Cola FEMSA’s bottled water strategy, in conjunction with The Coca-Cola Company, to maximize profitability across its market territories; and
  committing to building a best-in-class collaborative team, from top to bottom.

      Coca-Cola FEMSA seeks to increase per capita consumption of soft drinks in the territories in which it operates. To that end, its marketing teams continuously develop sales strategies tailored to the different characteristics of its various territories and channels. Coca-Cola FEMSA continues to develop its product portfolio to better meet market demand and maintain overall profitability. To stimulate and respond to consumer demand, Coca-Cola FEMSA continues to introduce new products and new presentations. See “-Product and Packaging Mix.” Coca-Cola FEMSA also seeks to increase placement of refrigeration equipment, including promotional displays, through the strategic placement of such equipment in retail outlets in order to showcase and promote Coca-Cola FEMSA’s products. In addition, because Coca-Cola FEMSA views its relationship with The Coca-Cola Company as integral to its business strategy, Coca-Cola FEMSA uses market information systems and strategies developed with The Coca-Cola Company to improve its coordination with the worldwide marketing efforts of The Coca-Cola Company. See “-Marketing-Channel Marketing.”

      Coca-Cola FEMSA seeks to rationalize its distribution capacity to improve the efficiency of its operations. In 2003, as part of the integration process from the acquisition of Panamco, Coca-Cola FEMSA closed several under-utilized manufacturing centers and shifted distribution activities to other existing facilities. In each of Coca-Cola FEMSA’s facilities, it seeks to increase productivity through infrastructure and process reengineering for improved asset utilization. Coca-Cola FEMSA’s capital expenditure program includes investments in production and distribution facilities, bottles, cases, coolers and information systems. Coca-Cola FEMSA believes that this program will allow it to maintain its capacity and flexibility to innovate and to respond to consumer demand for non-alcoholic beverages.

      Coca-Cola FEMSA continues with the integration process in its new Mexican territories, realizing synergies in back-office operations, manufacturing and procurement and has implemented closure and integration of facilities and headcount reductions. Coca-Cola FEMSA closed Panamco’s Miami and Mexico City offices, consolidating its headquarter operations into its original office in Mexico City. In its new territories it has replicated some of its traditional management practices and systems and has introduced several packing presentations across its new territories, strengthening Coca-Cola brands and offering new options to consumers. Coca-Cola FEMSA has implemented new pricing architecture strategies, differentiating returnable presentations from non-returnables in order to achieve an adequate combination of price and convenience.

      Finally, Coca-Cola FEMSA focuses on management quality as a key element of its growth strategies and remains committed to fostering the development of quality management at all levels. Both FEMSA and The Coca-Cola Company provide Coca-Cola FEMSA with managerial experience. To build upon these skills, Coca-Cola FEMSA also offers management training programs designed to enhance executives’ abilities, and cross-fertilization programs, whereby a growing team of multinational executives exchange experiences, know how and talent among its new and existing territories.

      Coca-Cola FEMSA Markets

      The following map shows the locations of Coca-Cola FEMSA’s territories, giving in each case the population to which Coca-Cola FEMSA offers products, the number of retailers of its carbonated soft drinks and the per capita consumption of Coca-Cola FEMSA’s soft drink products:

      Per capita consumption data for a territory is determined by dividing sales volumes within the territory (in bottles, jugs, cans, powders and fountain containers) by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of Coca-Cola FEMSA’s consumed annually per capita. In evaluating the development of local volume sales in its territories, Coca-Cola FEMSA and The Coca-Cola Company measure, among other factors, the per capita consumption of their carbonated beverages.

      Coca-Cola FEMSA Products

      Coca-Cola FEMSA produces, markets and distributes the following Coca-Cola trademark beverages, proprietary brands and brands licensed from third parties, as of March 15, 2004:

Colas:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Coca-Cola	✓	✓	✓	✓	✓	✓

Coca-Cola light	✓	✓	✓	✓	✓	✓

Coca-Cola light lemon					✓

Coca-Cola vanilla	✓		✓	✓

Flavored Soft Drinks:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Beat	✓

Canada Dry ginger ale		✓

Chinotto				✓

Chinotto light				✓

Crush						✓

Delaware Punch	✓

Fanta	✓	✓	✓		✓	✓

Fanta light					✓	✓

Fanta multi-flavors	✓	✓			✓

Fresca	✓	✓

Fresca pink grapefruit	✓

Frescolita				✓

Grapette				✓

Hit				✓

Kist (1)		✓

Kola Román (2)			✓

Kuat					✓

Kuat laranja					✓

Kuat light					✓

Lift	✓	✓	✓

Lift green apple	✓	✓

Mundet multi-flavors (3)	✓

Premio (1)			✓

Prisco (3)	✓

Quatro	✓		✓	✓		✓

Schweppes					✓	✓

Senzao	✓

Sidral Mundet (3)	✓

Sidral Mundet light (3)	✓

Simba					✓

Sintonia					✓

Sprite	✓	✓	✓		✓	✓

Sprite light / Sprite Cero	✓				✓	✓

Taí					✓	✓

Water:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Alpina (1)		✓

Ciel	✓

Ciel Mineralizada	✓

Club K (1)			✓

Crystal (1)					✓

Dasani		✓

Kin						✓

Manantial (1)			✓

Nevada				✓

Pure Mountain (1)		✓

Santa Clara (1)			✓

Shangri-la (1)		✓

Soda Clausen (1)			✓

Soda Kin						✓

Other Categories: (4)	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Black Fire						✓

Burn					✓

Flash Power					✓

Fruitopia		✓

Hi-C		✓				✓

Juizz (1)		✓

Kapo		✓

Keloco (1)	✓

Kin light	✓

Malta Regional (2)				✓

Mickey Aventuras	✓

Nativa						✓

Nestea (2)	✓	✓		✓	✓

Polar		✓

Powerade	✓	✓	✓	✓

Schweppes		✓		✓

Shangri-la (1)		✓

Sunfil		✓		✓

Super 12 (1)		✓

Super Malta (2)		✓

__________________
(1)	Proprietary brand.
(2)	Brand licensed from third parties other than The Coca-Cola Company.
(3)	Brands licensed from FEMSA.
(4)	Includes juices, sport drinks, dairy, malt, powder, iced tea and mixers.

      Sales Overview

      Coca-Cola FEMSA measures sales volume in terms of unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to fountain syrup, powders and concentrate, refers to the volume of fountain syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. The following table illustrates Coca-Cola FEMSA's historical sales volumes for each of its territories. The sales volumes include the newly acquired Panamco territories only from May 2003.

	Sales Volume Year Ended December 31,
	2003	2002	2001
	(millions of unit cases)

Mexico	850.1	504.7	477.9
Central America	72.9	-	-
Colombia	114.1	-	-
Venezuela	110.1	-	-
Brazil	176.6	-	-
Argentina	126.6	115.6	129.9
Combined Volume	1,450.5	620.3	607.8

      Product and Packaging Mix

      Coca-Cola FEMSA's single most important brand is Coca-Cola , which accounted for 60.2% of its total consolidated sales volume in 2003. Fanta, Sprite, Lift and Fresca , Coca-Cola FEMSA's next largest brands in consecutive order, accounted for 5.1%, 3.1%, 2.4% and 2.1%, respectively, of sales volumes in 2003. Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles made of PET. Presentation sizes for Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 20-liter multi-serving size. Coca-Cola FEMSA considers multi-serving size presentations as equal to or larger than 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multi-serving sizes. Coca-Cola FEMSA offers both returnable and non-returnable presentations, which allows it to offer different combinations of convenience and price to implement revenue management strategies and to target specific distribution channels and population segments in its territories. In addition, Coca-Cola FEMSA sells some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which we refer to as fountain. Coca-Cola FEMSA also sells bottled water products in jug presentations, which is a presentation larger than 17 liters, that have a much lower price per unit than its other beverage products.

      In addition to Coca-Cola trademark beverages, Coca-Cola FEMSA produces, markets and distributes certain other proprietary brands and beverages licensed from third parties other than The Coca-Cola Company in a variety of presentations.

      The characteristics of Coca-Cola FEMSA's territories are very diverse. Central Mexico is densely populated and has a large number of competing soft drink brands and higher per capita income as compared to the rest of Coca-Cola FEMSA's territories. Brazil and Argentina are densely populated but have lower per capita consumption of soft drink products as compared to Mexico. Portions of Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of soft drink products. In Venezuela, per capita income and consumption have been affected due to the economic and political unrest in recent years. In recent years, per capita income has been negatively affected by macroeconomic conditions in most of the countries where Coca-Cola FEMSA operates.

      The following discussion analyzes Coca-Cola FEMSA's product and packaging mix by territory. The volume data presented is for the years 2002 and 2003 and includes the newly acquired territories for all of 2002 and the first four months of 2003 prior to the acquisition of Panamco. As discussed above, Coca-Cola FEMSA did not acquire these territories until May 6, 2003. Nonetheless, Coca-Cola FEMSA believes that presenting the prior periods in this section provides a more complete illustration of the characteristics of its territories than would be possible based solely on information from the last eight months of 2003. It has not included information for periods prior to 2002. It has presented above under “Sales Overview” its actual sales volumes by territory for the three years ended December 31, 2001, 2002 and 2003, which include the newly acquired territories solely for eight months of 2003.

      Mexico. Coca-Cola FEMSA's product portfolio consists of Coca-Cola trademark beverages, and since 2001 has included third party Mundet trademark beverages. In 2003, it expanded its core brand portfolio line launching the flavored soft drinks Fanta multi-flavors, Fresca pink grapefruit and Lift green apple . It also introduced Coca-Cola vanilla in its Mexican territories, strengthening the cola category. Soft drink per capita consumption in Mexico during 2003 was 483 eight-ounce servings.

      The following table highlights historical sales volume and mix in Mexico for Coca-Cola FEMSA's products:

	Year Ended December 31,
	2003	2002
Product Sales Volumes	(millions of unit cases)
Coca-Cola Trademark Beverages	985.4	964.6
Other Beverages	16.2	15.9
Total	1,001.6	980.5
% Growth	2.2%	-
Unit Case Volume Mix by Category	(in percentages)
Colas	59.8%	60.8%
Flavored Soft Drinks	18.7	17.2
Total Carbonated Soft Drinks	78.5	78.0
Water (1)	20.9	20.7
Other Categories	0.6	1.3
Total	100.0%	100.0%
Product Mix by Presentation	(in percentages)
Returnable	27.9%	28.2%
Non-returnable	54.9	53.6
Fountain	1.3	1.3
Jug	15.9	16.9
Total	100.0%	100.0%
__________________
(1)	Includes jug volumes.

      Coca-Cola FEMSA's most popular soft drink presentations are the 2.5-liter and 2.0-liter returnable plastic bottles, the 0.6-liter non-returnable plastic contour bottle, and the 2.5-liter and the 2.0-liter non-returnable plastic bottle, which combined accounted for more than 60% of its total soft drink sales volume in 2003 in Mexico. Since 1995, Coca-Cola FEMSA has introduced a number of new presentations in Mexico. These include 2.5-liter and 2.0-liter returnable plastic bottles, 1.0-liter non-returnable plastic bottles, eight-ounce non-returnable glass bottles, 0.25-liter non-returnable plastic bottles and 0.6-liter plastic contour bottles to replace the 0.5-liter non-returnable glass and plastic presentations. In 2003, Coca-Cola FEMSA launched new 2.5-liter returnable and non-returnable presentations.

      Multi-serving presentations are an important component of Coca-Cola FEMSA's product mix. In 2003, multi-serving presentations represented 67% of its total soft drink sales volumes in Mexico, as compared to 64% in 2002. Coca-Cola FEMSA expects that demand for multi-serving presentations will continue increasing. Coca-Cola FEMSA believes that the popularity of multi-serving presentations is primarily attributable to the lower price per ounce of product in larger presentations.

      In the past, the packaging trend in the soft drink industry in Mexico had moved toward non-returnable presentations. However, due to the entrance of low price brands in multi-serving size presentations, Coca-Cola FEMSA has refocused its packaging mix strategy to reinforce its sales of multi-serving size returnable packages, and as a result non-returnable presentations remained almost flat in 2003 as compared to 2002. Returnable plastic and glass presentations offer consumers a more affordable, although less convenient, product, and Coca-Cola FEMSA believes returnable packages present an opportunity for Coca-Cola FEMSA to attract new customers and maintain customer loyalty, because they make Coca-Cola trademark beverages more attractive to price-sensitive consumers. The price of a 2.5-liter returnable package is approximately 30% less than the same size non-returnable package. Th ese returnable products are mainly sold to small store retailers, representing the largest distribution channel in the Mexican market, that benefit from returnable bottles' lower price per ounce of product, allowing them to compete with larger supermarkets. Coca-Cola FEMSA believes that its continued commitment to returnable bottle availability will allow it to compete with low-price entrants to the Mexican soft drink market.

      Total sales volumes reached 1,001.6 million unit cases in 2003, increasing 2.2% compared to 2002, including a 2.9% carbonated soft drink volume growth during the same period. The volume growth was mainly driven by (i) the solid performance of Coca-Cola FEMSA's new flavored brands including Fanta multi-flavors, Fresca pink grapefruit and Lift green apple , accounting for approximately 70% of the incremental volumes during the year, (ii) the incremental sales volumes reached by Ciel still water in a 5.0-liter presentation, and (iii) volume growth from Coca- Cola brand beverages. This volume growth was partially offset by a decline in jug water volume, mainly in the 19.0-liter water jug presentation, the result of new revenue management initiatives intended to improve the profitability of Coca-Cola FEMSA's bottled water business in its new territories, and to a lesser extent to the increased size of multi-serving presentations.

      In 2003, product and packaging innovation helped Coca-Cola FEMSA weather a relatively weak economic environment and increased competition from low price soft drink brands in multi-serving size presentations, which have increased their presence and product alternatives in certain areas of Coca-Cola FEMSA's Mexican territories. With the introduction of its new multi-serving size 2.5-liter returnable and non-returnable presentations, for the Coca-Cola brand and selected flavors, Coca-Cola FEMSA reduced the price gap per ounce versus low price brands during 2003, enhancing the value proposition for its customers.

      Central America. Coca-Cola FEMSA's product sales in Central America consist predominantly of Coca-Cola trademark beverages. During 2003 it launched the Dasani water brand in one of its Central American territories. Soft drink per capita consumption in Central America during 2003 was 131 eight-ounce servings.

      The following table highlights historical sales volume mix and total sales volumes in Central America :

	Year Ended December 31,
	2003	2002
Product Sales Volumes	(millions of unit cases)
Coca-Cola Trademark Beverages	99.6	93.3
Other Beverages	7.7	6.8
Total	107.3	100.1
% Growth	7.2%	-
Unit Case Volume Mix by Category	(in percentages)
Colas	69.4%	69.6%
Flavored Soft Drinks	24.7	23.7
Total Carbonated Soft Drinks	94.1	93.3
Water	4.2	4.0
Other Categories	1.7	2.7
Total	100.0%	100.0%
Product Mix by Presentation	(in percentages)
Returnable	51.8%	50.9%
Non-returnable	42.9	43.4
Fountain	5.3	5.7
Jug	-	-
Total	100.0%	100.0%

      In Central America, Coca-Cola FEMSA sells the majority of its sales volume through small retailers. In 2003, multi-serving presentations represented 47.5% of its total soft drink sales volumes in Central America. It also launched a 2.0-liter returnable presentation in Central America for Coca-Cola brand and selected flavor brands in 2003 to take advantage of the trend to larger presentations.

      Total sales volumes reached 107.3 million unit cases in 2003, increasing 7.2% compared to 2002, including 8.1% growth in carbonated soft drink sales volumes during the same period. The sales volume growth was mainly driven by (i) the solid performance of the cola category, increasing almost 7% during the year, and representing 66% of the incremental volumes, especially in Coca-Cola FEMSA's territories in Guatemala and Nicaragua, and (ii) the incremental sales volume reached by the carbonated soft drink flavor segment, which represented the majority of the balance.

      Colombia. Coca-Cola FEMSA's product portfolio in Colombia consists of Coca-Cola trademark beverages, certain products sold under proprietary trademarks, as well as sales of the Kola Román brand, which it licenses from a third party. Soft drink per capita consumption in Colombia during 2003 was 80 eight-ounce servings.

      The following table highlights historical sales volume mix and total sales volumes in Colombia :

	Year Ended December 31,
	2003	2002
Product Sales Volumes	(millions of unit cases)
Coca-Cola Trademark Beverages	133.5	139.0
Other Beverages	38.3	46.0
Total	171.8	185.0
% Growth	(7.1)%	--
Unit Case Volume Mix by Category	(in percentages)
Colas	62.4%	60.4%
Flavored Soft Drinks	22.3	21.8
Total Carbonated Soft Drinks	84.7	82.2
Water (1)	15.1	17.5
Other Categories	0.2	0.3
Total	100.0%	100.0%
Product Mix by Presentation	(in percentages)
Returnable	53.4%	53.8%
Non-returnable	36.8	35.3
Fountain	3.0	3.0
Jug	6.8	7.9
Total	100.0%	100.0%
__________________
(1)	Includes jug volumes.

      The Colombian market is characterized by lower per capita consumption and relatively lower levels of multi-serving presentations. In 2003, multi-serving presentations represented 45.7% of Coca-Cola FEMSA's total soft drink sales volumes in Colombia. Coca-Cola FEMSA is continuing to evaluate the right product, package and pricing architecture for its portfolio of brands in Colombia.

      Total sales volumes amounted to 171.8 million unit cases in 2003, decreasing 7.1% compared to 2002, including a 4.4% carbonated soft drink volume decline during the same period. The volume decline was mainly driven by a reduction in the production of water sold in less profitable packages, which accounted for almost 50% of the volume decline during the year. Carbonated soft drinks accounted for the balance.

      Venezuela. Coca-Cola FEMSA's product portfolio in Venezuela consists predominantly of Coca-Cola trademark beverages. Soft drink per capita consumption in Venezuela during 2003 was 123 eight-ounce servings.

      The following table highlights historical sales volume mix and total sales volumes in Venezuela :

	Year Ended December 31,
	2003	2002
Product Sales Volumes	(millions of unit cases)
Coca-Cola Trademark Beverages	148.6	160.6
Other Beverages	3.0	2.3
Total	151.6	162.9
% Growth	(6.9)%	-
Unit Case Volume Mix by Category	(in percentages)
Colas	57.0%	48.2%
Flavored Soft Drinks	29.2	34.0
Total Carbonated Soft Drinks	86.2	82.2
Water (1)	8.2	10.6
Other Categories	5.6	7.2
Total	100.0%	100.0%
Product Mix by Presentation	(in percentages)
Returnable	36.4%	39.1%
Non-returnable	57.6	52.5
Fountain	2.7	3.0
Jug	3.3	5.4
Total	100.0%	100.0%
__________________
(1)	Includes jug volumes.

      During January of 2003, political unrest in Venezuela due to a national strike made it practically impossible for Panamco to run its Venezuelan operation on a regular basis. Supply shortages during the first quarter and a severe economic recession significantly affected volume performance during 2003. Coca-Cola FEMSA re-introduced the one-liter returnable glass presentation for the Coca-Cola brand in 2003, which it believes had a positive impact on sales volumes in 2003.

      Total sales volumes decreased in 2003 to 151.6 million unit cases, including a decrease of 2.3% in carbonated soft drink volumes. Carbonated soft drink flavors accounted for almost 60% of the sales volume decline during the year, and still bottled water accounted for the majority of the balance, driven by a change of consumption habits of the population toward tap water due to the country's economic recession.

      Brazil. Coca-Cola FEMSA's product portfolio in Brazil consists mainly of Coca-Cola trademark beverages. Pursuant to an agreement with Cervejarias Kaiser, Coca-Cola FEMSA distributes the Kaiser brands of beer, which represented 18.2% of its sales volumes in Brazil in 2003. During 2003, it expanded its product lines, introducing Coca-Cola light lemon, Kuat laranja and Sintonia . Soft drink per capita consumption in Brazil during 2003 was 189 eight-ounce servings.

      The following table highlights historical sales volume mix and total sales volumes in Brazil:

	Year Ended December 31,
	2003	2002
Product Sales Volumes	(millions of unit cases)
Coca-Cola Trademark Beverages	206.1	239.5
Other Beverages	59.0	83.1
Total	265.1	322.6
% Growth	(17.8)%	-
Unit Case Volume Mix by Category	(in percentages)
Colas	53.4%	47.5%
Flavored Soft Drinks	23.7	26.7
Total Carbonated Soft Drinks	77.1	74.2
Water	4.1	5.1
Other Categories (1)	18.8	20.7
Total	100.0%	100.0%
Product Mix by Presentation	(in percentages)
Returnable	11.1%	11.9%
Non-returnable	85.1	84.1
Fountain	3.8	4.0
Jug	-	-
Total	100.0%	100.0%
__________________
(1)	Includes beer.

      During 2003, Coca-Cola FEMSA initiated a packaging differentiation strategy intended to diversify its operation from 2.0-liter PET non-returnable packages and cans, which together accounted for almost 80% of sales volumes in 2002 and the beginning of 2003. Coca-Cola FEMSA launched more than six different packaging presentations during 2003, including a new 12-ounce non-returnable glass bottle and a new 200-milliliter returnable glass bottle in order to offer convenience and affordability for the on-premise segment. By selling more profitable stock keeping units or SKUs, Coca-Cola FEMSA intends to strengthen its packaging and brand portfolio, and enhance its pricing architecture in order to increase the profitability of the segment.

      Total sales volumes amounted to 265.1 million unit cases in 2003, decreasing 17.8% compared to 2002 volumes, including a 14.7% decline in non-profitable carbonated beverage sales volumes during the same period. The majority of the volume decline during 2003 came from 2.0-liter non-returnable presentations, especially for low margin products like Simba and Taí , as Coca-Cola FEMSA tried to reach a better price value combination by shifting to more profitable presentations. Carbonated soft drinks accounted for 60% of the volume decline during 2003, beer represented 30% and bottled water represented the balance.

      Argentina. Coca-Cola FEMSA's product portfolio in Argentina consists exclusively of Coca-Cola trademark beverages. Soft drink per capita consumption in Argentina during 2003 was 276 eight-ounce servings.

      The following table highlights historical sales volume mix and total sales volumes in Argentina :

	Year Ended December 31,
	2003	2002
Product Sales Volumes	(millions of unit cases)
Coca-Cola Trademark Beverages	126.6	115.6
Other Beverages	-	-
Total	126.6	115.6
% Growth	9.5%	-
Unit Case Volume Mix by Category	(in percentages)
Colas	71.4%	68.3%
Flavored Soft Drinks	27.4	30.4
Total Carbonated Soft Drinks	98.8	98.7
Water	0.9	0.8
Other Categories	0.3	0.5
Total	100.0%	100.0%
Product Mix by Presentation	(in percentages)
Returnable	24.5%	12.4%
Non-returnable	71.8	82.9
Fountain	3.7	4.7
Jug	-	-
Total	100.0%	100.0%

      In 2002, in order to minimize the impact of the deteriorated economic situation in Argentina, as well as increase the affordability of its products, Coca-Cola FEMSA launched new returnable presentations such as a 1.25-liter returnable glass presentation and a 2.0-liter returnable PET presentation, which combined with existing presentations accounted for 25% of its sales volumes in 2003. During 2003, Coca-Cola FEMSA also experienced an increase in its premium brands fostered by the launch of Fanta light and the slow recovery of the Argentine economy.

      Total sales volumes amounted to 126.6 million unit cases in 2003, increasing 9.5% compared to 2002. The sales volume increase was mainly driven by Coca-Cola FEMSA's returnable packaging strategy and the economic recovery from the devaluation of the Argentine peso in 2002. Coca-Cola FEMSA also experienced a product shift from its less profitable value protection brands, Taí and Crush , toward its core and premium brands, the Coca-Cola brand and Fanta, which increased 15.1% and 40.6%, respectively. For the first time, in 2003 Coca-Cola FEMSA sold more sales volumes from premium brands than from value protection brands, fostered by a 10.9% volume increase of the Coca-Cola light brand and the successful introduction of Fanta light during the year. Premium brands represented 12.2% of total sales volumes during 2003.

      Marketing

      Coca-Cola FEMSA, in conjunction with The Coca-Cola Company, has developed a sophisticated marketing strategy to promote the sale and consumption of Coca-Cola FEMSA's products. It relies extensively on advertising, sales promotions and non-price related retailer incentive programs designed by local affiliates of The Coca-Cola Company to target the particular preferences of Coca-Cola FEMSA's soft drink consumers. Through the use of advanced information technology, Coca-Cola FEMSA has collected customer and consumer information that allow it to tailor marketing strategies to the types of customers located in each of its territories and to meet the specific needs of the various market segments it serves. Coca-Cola FEMSA is in the process of rolling out its information technology system in its new territories in order to standardize the systems in these territories with its original territories.

      Retailer Incentive Programs. Incentive programs include providing retailers with commercial refrigerators for the display and cooling of soft drink products and for point-of-sale display materials. Coca-Cola FEMSA seeks, in particular, to increase distribution coolers among retailers to increase the visibility and consumption of Coca-Cola FEMSA's products and to ensure that they are sold at the proper temperature. Sales promotions include sponsorship of community activities, sporting, cultural and social events and consumer sales promotions such as contests, sweepstakes and product giveaways.

      Advertising. Coca-Cola FEMSA advertises in all major communications media. It focuses its advertising efforts on increasing brand recognition by consumers and improving customer relations. National advertising campaigns are designed and proposed by The Coca-Cola Company's local affiliates, with Coca-Cola FEMSA's input at the local or regional level.

      Channel Marketing. In order to provide more dynamic and specialized marketing of its products, Coca-Cola FEMSA's strategy is to segment its market and develop targeted efforts for each segment or distribution channel. Coca-Cola FEMSA's principal channels are small retailers, “on-premise” consumption such as restaurants and bars, supermarkets and third party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drink consumers in each of the various types of locations or distribution channels. In response to this analysis, Coca-Cola FEMSA tailors its product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

      Coca-Cola FEMSA believes that the implementation of its channel marketing strategy also enables it to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. This focused response capability isolates the effects of competitive pressure in a specific channel, thereby avoiding costlier market-wide responses. Coca-Cola FEMSA's channel marketing activities are facilitated by its management information systems. It has invested significantly in creating such systems, including in hand-held computers to support the gathering of product, consumer and delivery information required to implement its channel marketing strategies effectively, for most of its sales routes in Mexico and Argentina, and will continue investing to increase pre-sale coverage in certain of its new territories.

       Cooperative Marketing Budget. Coca-Cola FEMSA 's consolidated total marketing expenditure made in 2003 was Ps. 1,498.4 million. In 2002 and 2003, The Coca-Cola Company contributed 48% and 41%, respectively, of Coca-Cola FEMSA's marketing expenditures budget. See “Item 10. Additional Information – Material Contracts – Coca-Cola FEMSA – Bottler Agreements.”

      Product Distribution

      The following table provides an overview of Coca-Cola FEMSA's product distribution centers and the retailers to which it sells its products:

Product Distribution Summary
As of December 31, 2003

	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Distribution Centers	113	43	42	38	10	4
Number of Retailers (1)	547,185	139,289	442,210	234,740	120,008	75,735
__________________
(1)	Estimated.

      Coca-Cola FEMSA uses two main sales methods depending on market and geographic conditions: the traditional or conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck, and the pre-sale system. The pre-sale program separates the sales and delivery functions, allowing sales personnel to sell products prior to delivery and enabling trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing distribution efficiency. Under the pre-sale program, sales personnel also provide merchandising services during retailer visits, which Coca-Cola FEMSA believes enhances the presentation of its products at the point of sale. In certain areas Coca-Cola FEMSA also makes sales through third party wholesalers of Coca-Cola FEMSA's products. The vast majority of its sales are on a cash basis.

      Coca-Cola FEMSA believes that service visits to retailers and frequency of deliveries are essential elements in an effective distribution system for soft drink products. Accordingly, it has continued to expand its pre-sale system throughout its operations, except in areas where it believes consumption patterns do not warrant pre-sale. Coca-Cola FEMSA is in the process of replicating this business model in its new territories.

      Coca-Cola FEMSA's distribution centers range from large warehousing facilities and re-loading centers to small deposit centers. In addition to its fleet of trucks, Coca-Cola FEMSA distributes its products in certain locations through a fleet of electric carts and hand-trucks in order to comply with local environmental and traffic regulations. Coca-Cola FEMSA generally retains third parties to transport its finished products from the bottler plants to the distribution centers.

      Mexico. Coca-Cola FEMSA contracts with a subsidiary of ours for the transportation of finished products to distribution centers from its Mexican production facilities. From the distribution centers, Coca-Cola FEMSA then distributes its finished products to retailers through its own fleet of trucks. In 2003, Coca-Cola FEMSA implemented these practices in the newly acquired Mexican territories.

      In Mexico, Coca-Cola FEMSA sells a majority of its beverages at small retail stores to customers who take the beverages home or elsewhere for consumption. It also sells products through the “on-premise” segment, supermarkets and others. “On premise” consists of (i) sales through sidewalk stands, restaurants, bars and various types of dispensing machines and (ii) sales through point of sale programs in concert halls, auditoriums and theaters by means of a series of arrangements with Mexican promoters.

      Central America. In Central America, Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. In Central America, excluding Guatemala, Coca-Cola FEMSA sells more than 50% of its sales volumes through the pre-sale system in 2003. In Guatemala, Coca-Cola FEMSA sold only around 10% of its sales volumes through pre-sale in 2003, but currently plans to increase pre-sale coverage in the future. In its Central American operations, just as in most of Coca-Cola FEMSA's territories, an important part of its sales volumes is through small retailers, and it has low supermarket penetration in this region, representing less than 8% of its sales volumes in 2003.

      Colombia. Approximately half of Coca-Cola FEMSA's sales volumes in Colombia are sold through pre-sale and half through the traditional system in 2003. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. Since May 2003, it consolidated five distribution centers out of 47 in its Colombian operations, with the objective of increasing productivity levels and asset utilization.

      Venezuela. In Venezuela close to 70% of Coca-Cola FEMSA's sales volumes in 2003 were through the pre-sale system. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. During 2003 it consolidated the operations of two of the 40 distribution facilities. Its Venezuelan operations distribute a significant part of sales volumes through small retailers and supermarkets, which represent approximately 13% of its sales volumes in 2003.

      Brazil. In Brazil, almost 100% of Coca-Cola FEMSA's sales are through the pre-sale system, although the delivery of finished products to customers is by a third party. At the end of 2003, it operated ten distribution facilities in its Brazilian territories. In contrast with the rest of Coca-Cola FEMSA's territories, which have low supermarket penetration, in Brazil it sold more than 25% of its sales volume through supermarkets in 2003. In addition, in designated zones independent wholesalers purchase Coca-Cola FEMSA's products at a discount from the wholesale price and resell the products to retailers. Independent wholesalers distributed approximately 16% of its products in 2003.

      Argentina. At December 31, 2003, Coca-Cola FEMSA operated four distribution centers in Argentina. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. Independent wholesalers distributed approximately 5.7 % of its products in 2003.

      In Argentina, in 2003 Coca-Cola FEMSA sold the majority of its products in the take-home segment, which consists of sales to consumers who take the beverages home or elsewhere for consumption. In 2003, the percentage of sales volumes through supermarkets decreased to 17.9% from 23.4% in 2002.

      Competition

      Although Coca-Cola FEMSA believes that its products enjoy wider recognition and greater consumer loyalty than those of its principal competitors, the soft drink segments in the territories in which Coca-Cola FEMSA operates are highly competitive. Its principal competitors are local bottlers of Pepsi and other bottlers and distributors of national and regional soft drink brands. Coca-Cola FEMSA faces increased competition in many of its territories from producers of low price beverages, commonly referred to as “B” brands. A number of its competitors in Central America and Brazil also offer both soft drinks and beer, which may enable them to achieve distribution efficiencies.

      During 2003, Coca-Cola FEMSA faced new competitive pressures that are different than those it has historically faced as it began operations in Central America, Colombia, Venezuela and Brazil. In addition, distribution and marketing practices in some of these territories differ from Coca-Cola FEMSA's historical practices.

      Recently, price discounting and packaging have joined consumer sales promotions, customer service and non-price retailer incentives as the primary means of competition among soft drink bottlers. Coca-Cola FEMSA competes by seeking to offer an attractive price / value proposition to the different segments in its markets and by building on its brand equity. Coca-Cola FEMSA believes that the introduction of new products and new presentations has been a significant competitive technique that allows it to increase demand for Coca-Cola FEMSA's products, provide different options to consumers and increase new consumption opportunities. See “–Sales Overview.”

      Mexico. Coca-Cola FEMSA's principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with those of Coca-Cola FEMSA. These competitors include Pepsi Gemex in central Mexico, a subsidiary of PBG, the largest bottler of Pepsi globally, and several other Pepsi bottlers in central and southeast Mexico. In addition, Coca-Cola FEMSA competes with Cadbury Schweppes and with other national and regional brands in its Mexican territory. Coca-Cola FEMSA also faces an increase in competition from low price producers offering multi-serving size presentations in the soft drink industry.

      Central America. In the countries that comprise its Central America territory, Coca-Cola FEMSA's main competitors are Pepsi bottlers. In Guatemala and Nicaragua it competes against The Central American Bottler Corporation, in Costa Rica its principal competitor is Embotelladora Centroamericana, S.A. and in Panama its main competitor is Refrescos Nacionales, S.A.

      Colombia. Coca-Cola FEMSA's principal competitor is Postobón S.A., which we refer to as Postobón, a well-established local bottler that sells flavored soft drinks, some of which have a wide consumption preference, such as cream soda, the second most popular category in the Colombian soft drink industry in terms of sales volumes, and Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia.

      Venezuela . In Venezuela, Coca-Cola FEMSA's main competitor is Pepsi-Cola Venezuela, C.A., a joint venture formed between PepsiCo and Empresas Polar, S.A., the leading beer distributor in the country. It also competes with the producers of Kola Real in part of the country.

      Brazil. In Brazil, Coca-Cola FEMSA competes against AmBev, a Brazilian company with a portfolio of brands that includes Pepsi, local brands with flavors such as guaraná and proprietary beers. It also competes against “B” brands or “Tubainas,” which are small, local producers of low cost flavored soft drinks in multi-serving presentations that represent an important portion of the soft drink market.

      Argentina. In Argentina, Coca-Cola FEMSA's main competitor is BAESA, a Pepsi bottler, which is owned by Argentina 's principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition to BAESA, competition has intensified over the last several years with the entrance of a number of competitors offering generic, low priced soft drinks as well as many other generic products and private label proprietary supermarket brands.

      Production and Distribution Facilities

      Over the past several years, Coca-Cola FEMSA has made significant capital improvements to modernize its facilities and improve operating efficiency and productivity, including:

  increasing the annual capacity of its bottler plants;
  installing clarification facilities to process different types of sweeteners;
  installing plastic bottle-blowing equipment and can presentation capacity;
  modifying equipment to increase flexibility to produce different presentations, including swing lines that can bottle both non-returnable and returnable presentations; and
  closing obsolete production facilities.

      As of December 31, 2003, Coca-Cola FEMSA owned 32 bottler plants. By country, Coca-Cola FEMSA has twelve bottler facilities in Mexico, four in Central America, six in Colombia, six in Venezuela, three in Brazil and one in Argentina.

      Since the Panamco acquisition during 2003, Coca-Cola FEMSA consolidated 20 of its plants into existing facilities, including four plants in Mexico, one in Central America, eleven in Colombia, three in Venezuela and one in Brazil. At the same time, Coca-Cola FEMSA increased its productivity measured in unit cases sold by its remaining plants by more than 50% company wide.

       As of December 31, 2003, Coca-Cola FEMSA operated 250 distribution centers, more than 40% of which were in its Mexican territories. Coca-Cola FEMSA owns approximately 80% of these distribution centers and leases the remainder. See “ –Product Distribution.” During 2003, as part of its consolidation process, Coca-Cola FEMSA closed 37 distribution centers across its territories.

      The table below sets forth the location, principal use, installed capacity and percentage utilization of Coca-Cola FEMSA's production facilities by country:

Production Facility Summary
As of December 31, 2003

Country	Principal Use	Installed Capacity (thousands of unit cases)	% Utilization (1)
Mexico	Bottler Facility	1,417,345	59.5%
Guatemala	Bottler Facility	30,303	54.6%
Nicaragua	Bottler Facility	26,807	70.8%
Costa Rica	Bottler Facility	37,992	56.3%
Panama	Bottler Facility	28,830	36.1%
Colombia	Bottler Facility	264,036	37.5%
Venezuela	Bottler Facility	268,763	42.1%
Brazil	Bottler Facility	378,969	56.3%
Argentina	Bottler Facility	206,736	60.3%
__________________
(1)	Annualized rate.

      Taxation of Soft Drinks

      All the countries in which Coca-Cola FEMSA operates, except for Panama, impose a value-added tax on the sale of soft drinks, with a rate of 15% in Mexico, 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 5% in Panama, 16% in Colombia, 16% in Venezuela, 18% in Brazil (only in the territories where Coca-Cola FEMSA operates) and 21% in Argentina. In addition, several of the countries in which Coca-Cola FEMSA operates impose the following excise or other taxes:

  Mexico imposes a 20% excise tax on soft drinks produced with high fructose corn syrup or HFCS in January 2002 that was suspended in September 2002. In January 2003, the Mexican government implemented a 20% excise tax on carbonated soft drinks produced with non-sugar sweeteners.
  Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.25 as of December 31, 2003) per liter of soft drink.
  Nicaragua imposes a 9% consumption tax.
  Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, a 5% tax on local brands, a 10% tax on foreign brands and a 14% tax on mixers.
  Panama imposes a 5% tax based on the cost of goods produced.
  Brazil imposes an excise tax of 9% and a consumption tax of 6.9% in the terriritories where Coca-Cola FEMSA operates.
  Argentina imposes an excise tax on colas and on flavored soft drinks containing less than 5% lemon juice or less than 10% fruit juice of 8.7%, and an excise tax on flavored soft drinks with 10% or more fruit juice, and on mineral water of 4.2%.

       Price Controls on Soft Drinks

      At present, there are no price controls on soft drinks in any of our territories. In Mexico, prior to 1992, prices of carbonated soft drinks were regulated by the Mexican government. From 1992 to 1995, the industry was subject to voluntary price restraints. In response to the devaluation of the Mexican peso relative to the U.S. dollar in 1994 and 1995, however, the Mexican government adopted an economic recovery plan to control inflationary pressures in 1995. As part of this plan, the Mexican government encouraged the Asociación Nacional de Productores de Refrescos y Aguas Carbonatadas, A.C. (the National Association of Bottlers) to engage in voluntary consultations with the Mexican government with respect to price increases for returnable presentations. These voluntary consultations were terminated in 1996. In the last ten years, the governments in Colombia, Brazil and Venezuela have also imposed formal price controls on soft drinks. The imposition of price controls in the future may limit Coca-Cola FEMSA’s ability to set prices and adversely affect its results of operations.

      Seasonality

      Sales of Coca-Cola FEMSA's products are seasonal, as its sales levels generally increase during the summer months of each country and during the Christmas holiday season. In Mexico, Central America, Colombia and Venezuela, Coca-Cola FEMSA typically achieves its highest sales during the summer months of April through September as well as during the Christmas holidays in December. In Argentina and Brazil, its highest sales levels occur during the summer months of October through March and the Christmas holidays in December.

      Raw Materials

      Pursuant to the bottler agreements with The Coca-Cola Company, Coca-Cola FEMSA is required to purchase concentrate, including aspartame, an artificial sweetener used in diet sodas, for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company. The price of concentrate for all Coca-Cola trademark beverages is a percentage of the average price Coca-Cola FEMSA charges to its retailers net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage is set pursuant to periodic negotiations with The Coca-Cola Company. In connection with the Panamco acquisition, The Coca-Cola Company agreed that concentrate prices would not be raised through May 2004. See “Item 10. Additional Information–Material Contracts–Coca-Cola FEMSA–The Coca-Cola Memorandum.” In most cases, concentrate is purchased in the local currency of the territory.

      In addition to concentrates, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, glass and plastic bottles, cans, closures and fountain containers, as well as other packaging materials. Its bottler agreements provide that, with respect to Coca-Cola trademark beverages, all containers, closures, cases, cartons and other packages and labels may be purchased only from suppliers approved by The Coca-Cola Company, which includes manufacturing subsidiaries of FEMSA Empaques. Prices for packaging materials historically are determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Under the agreements with The Coca-Cola Company, Coca-Cola FEMSA may also use raw or refined sugar or HFCS as sweeteners in its products, although it currently use sugar in all of its operations except for Argentina. Sugar prices in all of the countries in which Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that cause it to pay in excess of international market prices for sugar. Coca-Cola FEMSA has experienced sugar price volatility in these territories as a result of changes in local conditions and regulations.

      None of the materials or supplies that Coca-Cola FEMSA uses are presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls or national emergency situations.

      Mexico. Coca-Cola FEMSA purchases some glass bottles, closures, plastic cases, commercial refrigerators, cans and certain lubricants and detergents for bottling lines from subsidiaries of FEMSA Empaques. It purchases returnable its plastic bottles from Continental PET Technologies de México, S.A. de C.V, a subsidiary of Continental Can, Inc., which has been the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico. Coca-Cola FEMSA purchases some of its non-returnable plastic bottles, as well as pre-formed plastic ingots for the production of non-returnable plastic bottles, from ALPLA Fábrica de Plásticos, S.A. de C.V., which we refer to as ALPLA, an authorized provider of PET for The Coca-Cola Company.

      Coca-Cola FEMSA purchases some can presentations from Industria Envasadora de Querétaro, S.A. de C.V., known as IEQSA, a bottler cooperative in which it holds 33.68% interest. Both Coca-Cola FEMSA and IEQSA purchase a portion of empty can supply requirements from Famosa. Coca-Cola FEMSA's supply agreements provide for market based pricing.

      Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for the soft drink. Coca-Cola FEMSA regularly purchases sugar from Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers. These purchases are regularly made under one-year agreements between PROMESA and each bottler subsidiary for the sale of sugar at a price that is determined monthly based on the cost of sugar to PROMESA. Coca-Cola FEMSA also purchases sugar from Beta San Miguel, another sugar-cane producer in which it holds a 2.54% equity interest.

      In December 2001, the Mexican government expropriated the sugar industry in Mexico. To administer this industry, the Mexican government entered into a trust agreement with Nacional Financiera, S.N.C., which we refer to as Nafin, a Mexican government-owned development bank, pursuant to which Nafin acts as trustee. In addition, the Mexican government imposed a 20% excise tax, effective January 1, 2002, on carbonated soft drinks sweetened with HFCS. As a result Coca-Cola FEMSA converted its Mexican bottler facilities to sugar-cane-based production in early 2002. On January 1, 2003, the Mexican government broadened the reach of this tax by imposing a 20% excise tax on carbonated soft drinks produced with non-sugar sweetener, including HFCS. The effect of these excise taxes is to limit Coca-Cola FEMSA's ability to substitute other sweeteners for sugar.

      Imported sugar is also presently subject to import duties, the amount of which is set by the Mexican government. As a result, sugar prices in Mexico are in excess of international market prices for sugar and increased by approximately 8% in 2003.

      Central America. The majority of Coca-Cola FEMSA's raw materials such as glass and plastic bottles and cans are purchased from several local suppliers. Sugar is available from one supplier in each country. Local sugar prices are significantly higher than international market prices, and Coca-Cola FEMSA's ability to import sugar or HFCS is limited.

      Colombia. Coca-Cola FEMSA uses sugar as a sweetener in its products, which it buys from several domestic sources. It purchases pre-formed ingots from a local supplier and Tapón Corona, in which it has a 40% equity interest. Coca-Cola FEMSA purchases all its glass bottles and cans from suppliers, in which its competitor Postobón owns a 40% equity interest. Other suppliers exist for glass bottles, however, cans are available only from this one source.

      Venezuela. Coca-Cola FEMSA uses sugar as a sweetener in its products, of which it purchases the majority from the local market and the rest it imports mainly from Colombia. In the second half of 2003, there was a shortage of sugar due to the inability of the main sugar importers to access foreign currencies as a result of the exchange controls implemented at the beginning of 2003. Coca-Cola FEMSA only buys glass bottles from one supplier, Productos de Vidrio, S.A., a local supplier, but there are other alternative suppliers authorized by The Coca-Cola Company. Coca-Cola FEMSA has several supplier options for plastic non-returnable bottles but it acquires most of its requirements from ALPLA de Venezuela, S.A. One exclusive supplier handles all of its can requirements.

      Brazil. Sugar is widely available in Brazil at internal market prices which are generally lower than international prices. Coca-Cola FEMSA purchases glass bottles, PET bottles and cans from several domestic and international suppliers.

      Argentina. In Argentina, Coca-Cola FEMSA uses HFCS from several different local suppliers as sweetener in its products instead of sugar. It purchases glass bottles, plastic trays and other raw materials from several domestic sources. Coca-Cola FEMSA purchases pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Complejo Industrial PET, S.A., which we refer to as CIPET, a local subsidiary of Embotelladera Andina S.A., a Coca Cola bottler with operations in Argentina, Chile and Brazil, and other international suppliers. Coca-Cola FEMSA purchases crown caps from local and international suppliers. It purchases its can presentations for distribution to customers in Buenos Aires from Complejo Industrial CAN S.A., which we refer to as CICAN, in which Coca-Cola FEMSA de Buenos Aires has a 48.1% equity interest.

      Purchases from FEMSA Affiliates

      Coca-Cola FEMSA regularly engages in transactions with FEMSA and its subsidiaries. In 2003, Coca-Cola FEMSA purchased crown caps, plastic bottle caps, cans, commercial refrigerators, lubricants, detergents, plastic cases and substantially all of its returnable glass bottle requirements for its Mexican operations from FEMSA Empaques under several supply agreements. A subsidiary of FEMSA Empaques also sells refrigerators to Coca-Cola FEMSA's non-Mexican operations. The aggregate amount of these purchases was approximately Ps. 1.513 billion in 2003. Coca-Cola FEMSA believes that its purchasing practices with FEMSA Empaques result in prices comparable to those that would be obtained in arm's length negotiations with unaffiliated parties. Coca-Cola FEMSA also sells its products to FEMSA Commercio's chain of convenience stores. These transactions are also conducted on an arm's length basis ..

FEMSA Cerveza

      Overview and Background

      FEMSA Cerveza is one of our core subholding companies and one of the two leading beer producers in Mexico measured in terms of sales volume. In 2003, FEMSA Cerveza sold 24.564 million hectoliters of beer. In 2003, FEMSA Cerveza was ranked the fourteenth-largest brewer in the world in terms of sales volume based on third party estimates. FEMSA Cerveza exports its products to more than 70 countries worldwide, with North America being its most important export market, followed by certain markets in Asia, Europe and Latin America. FEMSA Cerveza’s principal operating subsidiaries are Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which we refer to as CCM, and which operates six breweries, and Cervezas Cuauhtémoc Moctezuma, S.A. de C.V. which operates our company-owned distribution centers.

      In September 1994, Labatt acquired 22% of FEMSA Cerveza for US$510 million and was granted an option to acquire an additional 8%. On December 1, 1994, FEMSA Cerveza and Labatt entered into a joint venture agreement whereby both parties agreed to combine their United States beer businesses through their joint ownership of Labatt USA. FEMSA Cerveza owns 30% of Labatt USA. In July 1995, Interbrew N.V./S.A., which we refer to as Interbrew, a Belgian holding company with extensive brewing interests worldwide, acquired Labatt. On May 15, 1998, Labatt, through its subsidiary, Stellamerica Holdings Limited, which we refer to as Stellamerica, exercised the option to acquire an additional 8% interest in FEMSA Cerveza for a total amount of US$221.6 million. Currently, Stellamerica holds 18.42% of FEMSA Cerveza, and Labatt holds 11.58%, therefore Interbrew indirectly owns 30% of FEMSA Cerveza.

      On March 3, 2004, Interbrew and AmBev announced a transaction that would affect the ownership of the majority interest in the limited liability company that owns Labatt USA. Wisdom has commenced litigation in the United States District Court for the Southern District of New York alleging, among other things, that the transaction involves a transfer of membership or other ownership interests in the limited liability company that owns Labatt USA, and that such a transfer cannot occur without the approval of Wisdom or at least one of the Wisdom-appointed directors on the board of the limited liability company. See “Item 8. Financial Information––Legal Proceedings––FEMSA Cerveza.” In the event the transaction announced by Interbrew and AmBev were to be consummated, we believe the transaction would also involve a change of control, as that term is defined in certain agreements governing our relationship with Labatt. See "Item 10. Additional Information––Material Contracts––FEMSA Cerveza." We are currently in conversations with these parties to determine the future of our relationship with Labatt.

      Business Strategy

      FEMSA Cerveza’s objectives are to produce, market, distribute and sell quality beer products, expanding penetration in its core Mexican markets as well as in key export markets, particularly the southwestern or sun belt states of the United States. FEMSA Cerveza seeks to achieve profitable volume growth to ultimately generate economic value for its shareholders. In order to achieve these objectives in its core Mexican markets, FEMSA Cerveza is following a comprehensive strategy which seeks to:

1.

differentiate brand portfolios through market segmentation and brand positioning. After thorough analysis, portfolios have been tailored for each different market, leveraging the distinct attributes of FEMSA Cerveza’s various brands.

2.

develop advanced capabilities to gather information at the point of sale, ensuring that appropriate products are being sold at the right price points, and allowing FEMSA Cerveza to fine-tune its portfolio offerings according to the market’s characteristics, which we refer to as revenue management competencies.

3.

establish profitable, long-term relationships with retailers, by helping them to sell more product to the end consumer. FEMSA Cerveza implements customized client differentiation strategies that involve different commercial terms, promotional strategies, levels of refrigeration equipment and point of sale marketing materials to suit the individual retailer.

4.

achieve balanced and profitable market coverage, by selecting the appropriate mix of on- and off-premise accounts, and a balance of image (such as an upscale restaurant) versus volume coverage accounts (such as beer depots). FEMSA Cerveza is committed to optimizing retail coverage and engaging solely in selective expansion with a priority on growing volumes profitably.

5.

pursue continuously the maximization of efficiencies and cost reductions along the entire value chain, from production to final distribution, by using information technology and adapting processes accordingly. The implementation of FEMSA Cerveza’s comprehensive Enterprise Resource Planning solution is well advanced and it is allowing us to coordinate and optimize most of our processes, enabling the different components of our strategy to come together, with a goal of generating improved results. See “––Enterprise Resource Planning.”

      Product Overview

      FEMSA Cerveza currently operates six breweries, all of which are located in Mexico, with an aggregate annual installed capacity of approximately 32.496 million hectoliters. In 2003, FEMSA Cerveza sold an aggregate volume of 24.564 million hectoliters, of which 22.582 million hectoliters were sold in the Mexican market and 1.982 million hectoliters were sold abroad. FEMSA Cerveza produces and distributes 15 brands of beer in up to ten different presentations, resulting in a portfolio of 61 different product offerings. The most important brands in FEMSA Cerveza’s portfolio include: Tecate, Carta Blanca, Sol and Superior. These four brands, all of which are distributed throughout Mexico, accounted for approximately 88% of FEMSA Cerveza’s domestic sales volume in 2003.

      Per capita information, product segments, relative prices and packaging information with respect to FEMSA Cerveza have been computed and are based upon our statistics and assumptions.

      The Mexican Beer Market

      The Mexican beer market is the eighth largest beer market in the world in terms of industry sales volume in 2003 and is characterized by (i) a concentrated domestic beer production, (ii) regional market share differences, (iii) the prevalence of government licensing regulations, (iv) favorable demographics in the beer drinking population and (v) macroeconomic factors affecting the level of beer consumption.

Concentrated domestic beer production

Since 1985, Mexico has effectively had only two independent domestic beer producers, FEMSA Cerveza and Grupo Modelo. Grupo Modelo, a publicly traded company based in Mexico City, is the holding company of 76.8% of Diblo, S.A. de C.V., which operates the brewing and packaging subsidiaries of Grupo Modelo. Grupo Modelo’s principal beer brands are Corona, Modelo, Victoria and Pacífico. Grupo Modelo’s Corona brand is distributed nationally, while Victoria is distributed primarily in Mexico City and the surrounding areas and Pacífico is sold principally along the pacific coastal regions. Modelo Especial, Modelo Light and Pacífico are Grupo Modelo’s domestic can presentations. In addition, Grupo Modelo produces Corona in a can presentation for sale in export markets.

Historically, beer imports have not been a significant factor in the Mexican beer market, because they were subject to tariffs of up to 20%. Under NAFTA, the tariff on imported beer from the United States and Canada was gradually reduced and eventually eliminated in January 2001. Notwithstanding the reduction in tariff levels, imported beers accounted for approximately 1.8% of the total Mexican beer market in terms of sales volume during 2003. FEMSA Cerveza believes that tariff elimination has had a limited effect on the Mexican beer market because imported beers are largely premium and super-premium products sold in aluminum cans, which are a more expensive means of packaging in Mexico than beer sold in returnable bottles. However, periods of strength of the Mexican peso with respect to the U.S. dollar may lower the price of imported beer to the consumer and may result in increased demand for imported beer in the Mexican market.

Regional market share differences

FEMSA Cerveza and Grupo Modelo each dominate the Mexican beer market in separate regions of the country. FEMSA Cerveza has a dominant sales position in the northern and southern areas of Mexico while Grupo Modelo has a dominant sales position in central Mexico. We believe that this regional domination can be traced in part to consumer loyalty to the brand of beer that has historically been associated with a particular region. For example, FEMSA Cerveza’s Carta Blanca brand was first produced in Monterrey, Nuevo León in 1891. The strong regional identity in Monterrey and surrounding northeastern areas is reflected in the region’s preference for Carta Blanca and other FEMSA Cerveza brands.

We also believe that regional market strength is a function of the proximity of the breweries to the markets they serve. Transportation costs restrict the most efficient distribution of beer to a geographic area of approximately 300 to 500 kilometers surrounding a brewery. Generally, FEMSA Cerveza commands a majority of the beer sales in regions that are nearest to its largest breweries. FEMSA Cerveza’s largest breweries are in Orizaba, Veracruz and in Monterrey, Nuevo León. Grupo Modelo’s largest breweries are located in Mexico City, Oaxaca and Zacatecas.

The northern region of Mexico has traditionally enjoyed a higher per capita income level, attributable in part to its rapid industrialization within the last 50 years and to its commercial proximity to the United States. In addition, FEMSA Cerveza estimates that per capita beer consumption is also greater in this region due to its warmer climate and a more ingrained beer culture.

Mexican Regional Demographic Statistics

	Percent of 2003 Total Population(1)	Percent of Total 2003 GDP(1)	Per Capita GDP 2003 (Thousands of Pesos)

Region
Northern	26.3%	31.0%	Ps. 68.0
Southern	22.6	15.6	39.9
Central	51.1	53.4	60.5
Country Total	100.0%	100.0%	Ps. 57.8

__________________
Sources: Mexican Institute of Statistics and FEMSA Cerveza’s estimates.
(1)	Estimated.

Government regulation

The Mexican federal government regulates beer consumption in Mexico primarily through taxation while local governments in Mexico regulate primarily through the issuance of licenses that authorize retailers to sell alcoholic beverages.

Federal taxes on beer currently represent 43.75% of the total retail price of beer to the consumer and include a 25% excise tax and a 15% value-added tax. The beer excise tax has remained constant at 25% since January 1998. The tax component of retail beer prices is significantly higher in Mexico than in the United States, where taxes on average represent approximately 19.2% of the retail price to the consumer.

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

Since July 1984, Mexican federal regulation has required that all forms of beer packaging carry a warning advising that excessive consumption of beer is hazardous to one’s health. In addition, the Ley General de Salud (the Mexican General Health Law), requires that all beers sold in Mexico maintain a sanitation registration with the Secretaría de Salud (the Ministry of Health).

Demographics of beer drinking population

We estimate that annual per capita beer consumption for the total Mexican population increased to approximately 52 liters in 2003. The legal drinking age in Mexico is 18. At least 38% of the Mexican population is under the age of 18 and, therefore, is not considered to be part of the beer drinking population. We consider the population segment of men between the ages of 18 and 45 to be FEMSA Cerveza’s primary market.

Based on historical trends and what management perceives as the continued social acceptance of beer consumption, FEMSA Cerveza believes that general population growth will result in an increase in the number of beer consumers in Mexico. Based on historical trends as measured by the Mexican Institute of Statistics, we expect the Mexican population to grow at an average annual rate of approximately 1.2% per year over the period 2004 to 2009. We estimate that over the next ten years approximately one million additional people per year will become potential beer consumers due to the natural aging of the Mexican population.

In 2003, Mexico’s annual per capita beer consumption was approximately 52 liters compared to approximately 80 liters in the United States. Generally speaking, countries with higher per capita beer consumption have relatively higher per capita income. Per capita income in Mexico in 2003 was equivalent to approximately US$6,172 compared to a per capita income of approximately US$37,770 in the United States. FEMSA Cerveza identifies approximately 61% of its consumers as blue collar, 28% as white collar and the remaining 11% as students, unemployed, retirees or other.

Macroeconomic influences affecting beer consumption

We believe that consumption activity in the Mexican beer market is heavily influenced by the general level of economic activity in Mexico, the country’s gross wage base, changes in real disposable income and employment levels. As a result, the beer industry reacts sharply to economic change. The industry generally experiences high volume growth in periods of economic strength and slower volume growth or volume contraction in periods of economic weakness. Domestic beer sales declined in 1982, 1983 and 1995. These sales decreases correspond to periods in which the Mexican economy experienced severe disruptions. Similarly, the economic weakness observed in 2001 and 2002 corresponds to a reduction in domestic beer sales in 2002. In 2003, given the effect of a continued economic slowdown on consumers, FEMSA Cerveza decided not to increase prices. This reduction in prices in real terms (after giving effect to inflation) was the main driver for increasing sales volumes during 2003.

      Annual Price Increases

      FEMSA Cerveza did not implement a general price increase during 2003, reflecting the difficult economic environment. For the Mexican beer industry as a whole, the real average retail price of beer decreased 3.8 percentage points as shown below:

Mexican Beer Industry
Cumulative Real Retail Beer Price Index: 1999-2003
(1999 = 100%)

Year Ended December 31,

2003	2002	2001	2000	1999

101.5	105.3	105.0	104.9	100.0
__________________
Source: Banco de México

      In February 2004, FEMSA Cerveza started a price increase representing an average 5% nominal price increase as compared to December 2003.

      FEMSA Cerveza’s Beer Sales Volume

      FEMSA Cerveza volume figures contained in this annual report refer to invoiced sales volume. Invoiced sales volume represents the quantity of hectoliters of beer sold by FEMSA Cerveza’s breweries to unaffiliated distributors and by affiliated distributors to retailers. The term hectoliter means 100 liters or approximately 26.4 U.S. gallons.

      FEMSA Cerveza’s aggregate beer sales volume totaled 24.564 million hectoliters in 2003, an increase of 3.2% from total sales volume of 23.811 million hectoliters in 2002. In 2003, FEMSA Cerveza’s domestic sales volume increased by 3.3% to 22.582 million hectoliters and export sales volume increased by 1.4% to 1.982 million hectoliters.

FEMSA Cerveza Beer Sales Volumes
(Thousands of Hectoliters)

	2003	2002	2001	2000	1999

Domestic Sales Volume	22,582	21,856	22,018	21,868	22,197
Export Sales Volume	1,982	1,955	1,843	1,728	1,511

Total Sales Volume	24,564	23,811	23,861	23,596	23,708

      FEMSA Cerveza’s domestic sales volume recorded a five-year compounded average growth rate of 0.4% for the period 1999-2003. This compares with the 2.1% five-year compounded average growth rate of the Mexican GDP. Domestic net sales for the same period recorded a 2.1% compounded average growth rate. Currently, FEMSA Cerveza’s strategy continues to focus on increasing consumption of its products while improving the real price of beer through revenue management strategies.

      FEMSA Cerveza’s Beer Presentations

      FEMSA Cerveza produces beer in returnable glass bottles and kegs and in non-returnable metal cans and glass bottles. The following table shows the percent of total sales volume by presentation for the year ended December 31, 2003:

FEMSA Cerveza’s Total Beer Volume by Presentation
As of December 31, 2003

Presentation
Returnable Bottle—325 ml	23.4%
Returnable Bottle—1 liter	38.4
Returnable Bottle—190 ml	5.2

Subtotal Returnable Bottles	67.0

Non-returnable Bottle—325 ml and 190 ml	8.1
Cans	23.1
Kegs	1.8

Total	100.0%

Returnable presentations

The most popular form of packaging in the Mexican beer market is the returnable bottle. FEMSA Cerveza believes that the popularity of the returnable bottle is attributable to its lower price to the consumer. While returnable bottles generally cost approximately twice as much to produce as non-returnable bottles, returnable bottles may be reused as many as 30 times before being recycled. As a result, beer producers are able to charge lower prices for beer in returnable bottles. Because non-returnable presentations are the most expensive, we believe that demand for these presentations is highly sensitive to economic factors. During periods when the Mexican economy is weak, returnable volumes generally increase at the expense of non-returnable volumes.

Non-returnable presentations

FEMSA Cerveza’s domestic presentation mix has been growing in non-returnable presentations in the last few years, as we tailor our offering to consumer preferences and provide different convenient alternatives.

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

      In 2003, FEMSA Cerveza increased slightly the relative price of its non-returnable presentations as compared to the 325 milliliters returnable glass presentation. The relative price of the can presentation and the non-returnable glass presentation as compared to the 325 milliliters returnable glass presentation was 1.38 and 1.28, respectively, as of December 31, 2003. In February 2004 FEMSA Cerveza started a price increase differentiated by region, brand and presentation that was fully implemented by the first week of March. This represents an average 5% nominal price increase as compared to December 2003.

Domestic Beer Relative Pricing by Presentation
As of December 31, 2003

Presentation	Relative Prices (1)
Returnable Bottle—325 ml	1.00
Returnable Bottle—1 liter	0.90
Returnable Bottle—190 ml	1.14
Non-Returnable Bottle—325 ml and 190 ml	1.28
Cans	1.38
Kegs	0.99
__________________
(1)	Relative prices are based on information provided by FEMSA Cerveza with respect to its products and reflect wholesale prices excluding taxes. The 325 ml. returnable bottle was used as the reference price for calculating relative prices.

      Exports

      FEMSA Cerveza’s export strategy focuses on the United States market, concentrating efforts on the markets in the sun belt states bordering Mexico. We believe that the sun belt states are FEMSA Cerveza’s greatest potential market outside of Mexico.

      Total export sales volume of 1.982 million hectoliters represented 8.1% of FEMSA Cerveza’s total beer sales volume in 2003 and accounted for 6.7% of FEMSA Cerveza’s total revenues. The following table highlights FEMSA Cerveza’s export volumes and total revenues:

FEMSA Cerveza Export Summary

	Year Ended December 31,

	2003	2002	2001	2000	1999

Export Sales Volume(1)	1,982	1,955	1,843	1,728	1,511
Volume Growth	1.4%	6.1%	6.6%	14.4%	14.3%
Percent of Total Sales Volume	8.1%	8.2%	7.7%	7.3%	6.4%

Export Revenues
Millions of Pesos(2)	1,467	1,327	1,279	1,293	1,246
Millions of U.S. dollars(3)	133	127	123	115	101
Revenue Growth (US$)	4.6%	3.7%	7.3%	13.8%	14.3%
Percent of Total Sales	6.7%	6.2%	5.9%	6.4%	6.4%
__________________ Source: FEMSA Cerveza.
(1)	Thousands of hectoliters.
(2)	Constant Pesos as of December 31, 2003.
(3)	Export revenues are invoiced and collected in U.S. dollars.

      FEMSA Cerveza currently exports its products to more than 70 countries. The principal export markets for FEMSA Cerveza are North America, Europe, Asia and Latin America. In 2003, export sales volume to these areas accounted for 91.9%, 2.9%, 2.3% and 2.9%, respectively, of FEMSA Cerveza’s total export sales volume.

      FEMSA Cerveza’s affiliate, Labatt USA, is the importer of FEMSA Cerveza’s brands in the United States. Labatt USA manufactures and distributes Rolling Rock and is also the U.S. importer of Labatt’s Canadian brands and of European brands such as Lowenbrau, Stella Artois, Boddingtons, Leffe and Carlsberg. Sales of FEMSA Cerveza’s brands contributed 35% of Labatt USA’s volume in 2003, representing 1% volume growth from 2002 levels.

      On April 9, 2003, FEMSA and Interbrew jointly announced that Labatt USA would introduce Bass Ale into its portfolio of brands for a twelve to eighteen month trial period beginning July 1, 2003. On December 19, 2003 the trial period was extended for an additional 6-month period. This temporary arrangement gives Labatt USA distribution and marketing responsibility for Bass Ale in the United States, and also gives Labatt USA an eighteen to twenty-four month period to establish the best development plan for the brand in the United States. During the period of the agreement, Labatt USA and its shareholders, Interbrew and FEMSA Cerveza, will continue to assess the desirability of a longer-term arrangement for Labatt USA to serve as the United States distributor of Bass Ale. This agreement also allows the existing core brands of the Labatt USA portfolio to benefit from incremental marketing support and sales resources.

      In August 2002, FEMSA Cerveza began licensing the production and distribution of its Sol brand to Holsten-Brauerei AG, which we refer to as Holsten, a Hamburg-based brewer. This venture enables FEMSA Cerveza to leverage Holsten’s extensive knowledge of the German beer market and offer a fresher product to a wider audience, while still complying with the exact quality specifications of the Mexican brew. In 2002, Holsten distributed the existing inventory of Sol in Germany and began brewing and distributing the brand in 2003.

      FEMSA Cerveza’s principal export brands are Tecate, XX Lager, Dos Equis (Amber) and Sol. These brands collectively accounted for 94% of FEMSA Cerveza’s export sales volume for the year ended December 31, 2003.

FEMSA Cerveza’s Principal Export Brands
Year Ended December 31, 2003

Brand	Percent of Total Export Volume

Tecate	58.4%
XX Lager and Dos Equis (Amber)	23.7
Sol	11.6
Bohemia	2.2
Carta Blanca	4.1

Total	100.0%

      Primary Distribution

      FEMSA Cerveza’s primary distribution is from its production facilities to its distribution centers’ warehouses. FEMSA Cerveza delivers to a combination of company-owned and third-party distributors. In 2003, approximately 75% of FEMSA Cerveza’s domestic sales passed through 273 company-owned distribution centers. The remaining 25% was sold through 90 independent distributors operating under agreements with FEMSA Cerveza. In an effort to improve the efficiency and alignment of the distribution network, FEMSA Cerveza is adjusting its relationship with independent distributors by implementing franchise agreements and as a result, achieving economies of scale through alignment with FEMSA Cerveza’s operating systems. FEMSA Cerveza has also increased the number of company-owned distributors by acquiring third party distributors in recent years. A franchise agreement is offered only to those distributors that meet certain standards of operating capabilities, performance and alignment. FEMSA Cerveza has already and will eventually acquire those distributors that do not meet these requirements. Through this initiative FEMSA Cerveza will continue to seek to increase its volume through company-owned distribution centers.

      Retail Distribution

      The main sales outlets for beer in Mexico are small, independently-owned “mom and pop” grocery stores, dedicated beer stores or “depósitos,” liquor stores and bars. Supermarkets account for only a small percentage of beer sales in Mexico. In addition, FEMSA Comercio operates a chain of more than 2,798 convenience stores under the trade name Oxxo that exclusively sell FEMSA Cerveza’s brands.

Distribution of FEMSA Cerveza Domestic Sales Volume By Outlet
Year Ended December 31, 2003

Points of Sale
Small Grocery Stores	21.3
Beer and Liquor Stores	31.9
Mini-markets and Convenience Stores	16.0
Other Points of Sale	9.8

Subtotal	79.0

Consumption Centers
Bars	9.7
Restaurants	4.9
Nightclubs	2.1
Other Consumption Centers	4.3

Subtotal	21.0

Total	100.0%

      In 2001, FEMSA Cerveza began implementing pre-sale processes. For 2003, approximately 80% of our sales volume was sold through pre-sale, which consists of systematic on-site visits to collect advance orders. One of the primary objectives of pre-sale is to separate sales from distribution to ensure more reliable market access and to enhance efficiency by reducing the number of secondary distribution routes in otherwise highly fragmented markets. Overall, in markets where pre-sale has been implemented, we have experienced a significant reduction in unsold product and a net reduction in distribution personnel. Furthermore, pre-sale has enabled FEMSA Cerveza to collect customer and consumer information directly from the marketplace, which then becomes valuable in defining brand portfolios by channel. See “—Marketing Strategy.”

      The Mexican retail market is fragmented and characterized by a preponderance of small outlets that are unable and unwilling to maintain meaningful inventory levels. Consequently, FEMSA Cerveza must make frequent product deliveries to its retailers. The existence of pre-sale systems facilitates systematic product delivery and helps discipline product inventory at the point of sale. As of December 31, 2003, FEMSA Cerveza serves more than 265,000 retailers and its distribution network operates approximately 1,926 retail distribution routes. This is slightly lower than the number of routes in operation in 2002 (without considering 176 routes acquired from third parties distributors during 2003), and reflects the reconfiguration in distribution logistics as a result of the implementation of pre-sale in many of our key markets.

      Enterprise Resource Planning

      Since 2001, FEMSA Cerveza has embarked on the implementation of an Enterprise Resource Planning or ERP system at various levels of the organization, with the ultimate objective of possessing an information and control platform that supports all commercial activities nationwide and correlates them with the administrative and business development decision-making process occurring in our central office. The ERP system has gone through a development phase in which the design, organization and configuration of various components of the system have been evaluated. In this phase, special care has been given to defining functions and procedures, which in some cases have spanned departmental divisions, in order to produce a cohesive set of operating processes. Some basic modules have been implemented successfully and according to schedule both at our central office and throughout the company. These modules assist finance, shared services, maintenance and equipment functions, among others. These ERP modules operate under the SAP®software platform.

      In 2003, we started the rollout of the ERP commercial module in our company-owned distribution centers. By the end of 2003, approximately 36% of the company-owned distribution centers’ volume were operating through ERP. As we advance in the implementation process, we are also working in increasing our personnel capabilities in order to take advantage of the new tools and improve our decision-making processes. FEMSA Cerveza expects that this percentage will continue to increase and that implementation will be completed during 2005.

      Marketing Strategy

      The principal marketing objectives of FEMSA Cerveza are:

  ensuring coherence between point of sale marketing and sales activities by linking the promotional programs of each brand with their respective communication and advertising campaigns;
  exploiting channel marketing and market research functions;
  defining and implementing differentiated strategies to promote the image of each brand; and
  capturing new sales or consumption opportunities through innovative solutions in product and package offering, refrigeration, visibility and sponsorships.

      Focus on Consumer: Brand Positioning and Market Segmentation

      FEMSA Cerveza’s marketing strategy relies on a diverse brand and presentation portfolio to effectively serve all consumer and geographic segments of the Mexican beer market. FEMSA Cerveza’s product portfolio consists of brands at different stages of market development. The strategy for each brand is dictated by its potential to either capture additional consumers or increase frequency of consumption in each market. The objective of FEMSA Cerveza’s marketing is to position each of its four major brands as the principal brand in the respective region of relative strength. Our leading brands in their targeted domestic markets are Tecate in the northwest, Carta Blanca in the northeast, Sol in the central region and Superior in the south. FEMSA Cerveza believes that this strategy allows it to leverage the brand equity and market position of its products in their respective territories. In addition, FEMSA Cerveza plans to use other brands in its portfolio to complement, and thereby strengthen, its regional offering and to assist in creating a richer pricing scheme.

      By defining brand positioning and the relevant promotional strategies to be executed by the sales team, FEMSA Cerveza’s marketing efforts seek to establish connections between the consumer and FEMSA Cerveza’s brands. The brand architecture and concept derived from brand positioning are founded on rigorous market research that evaluates, among other things, the brand’s attributes from the consumer’s perspective. Furthermore, periodic market research is conducted in several markets to monitor brand health attributes—such as brand awareness, recent trial, purchase intent and first favorite—to help FEMSA Cerveza keep accurate track of the status of the image of each brand. The branding specialists also rely on this market-obtained data to better target products and promotions.

      Focus on Retailer: Channel Marketing

      FEMSA Cerveza believes that defining channel strategies is just as important as defining brand positioning. Therefore, FEMSA Cerveza has established a channel marketing function within the marketing division with the objective of understanding the strategic relevance of the different channels across markets in order to define brand portfolios per channel. A channel refers to a category or sub-category of point of sale, such as supermarkets, beer depots, restaurants, etc. Channel marketing is responsible for:

  establishing the optimal promotional programs for each channel;
  identifying the most effective combination and position for merchandising material; and
  providing refrigeration equipment at the point of sale.

      Channel marketing is also responsible for new channel development that could foster additional consumption opportunities for FEMSA Cerveza’s brands.

      Channel marketing and coverage will be strengthened considerably with the use of electronic maps of certain cities. These maps superimpose crucial information—socioeconomic strata, micro market share, outlet location and channel characteristics—allowing sales managers and marketing strategists to implement differentiated tactics such as revenue management and portfolio segmentation. FEMSA Cerveza is in the initial development stages of this sales tool.

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

      Jointly, our brand and channel experts define an integrated brand strategy, which will be implemented in each type of market and in each designated channel by a specialized team responsible for designing the communication and marketing materials, including promotional programs that reflect the brand’s strategy. FEMSA Cerveza utilizes the following forms of sales promotion: television, radio, billboards and point of sale material, as well as channel specific promotions, promotional material, refrigeration equipment and branded merchandise such as plastic furniture and neon signs to dress the point of sale. The implementation team is responsible for the delivery of the specific brand programs to the sales force, which is ultimately responsible for their market execution.

      Product and Package Innovation

      FEMSA Cerveza has established a working system that identifies, develops and ultimately launches product/package innovation alternatives to create incremental volume and value for its business. This system has a structured set of components —functions and criteria— to help innovative ideas materialize into feasible rollouts in an optimal way. Currently, the product development initiatives at FEMSA Cerveza do not contemplate the introduction of new brands or the retirement of existing ones.

      Plants and Facilities

      FEMSA Cerveza currently operates six breweries with an aggregate monthly production capacity of 2,708 thousand hectoliters, equivalent to approximately 32.5 million hectoliters of annual capacity. Each of FEMSA Cerveza’s breweries has received ISO 9002 certification and a Clean Industry Certification (Industria Limpia) given by Mexican environmental authorities. A key consideration in the selection of a site for a brewery is its proximity to potential markets, as the cost of transportation is a critical component of the overall cost of beer to the consumer. FEMSA Cerveza’s breweries are strategically located across the country to better serve FEMSA Cerveza’s distribution system.

FEMSA Cerveza Facility Capacity Summary
(Thousands of Hectoliters)
Year Ended December 31, 2003

Average Annualized

Brewery
Orizaba	7,200
Monterrey	7,800
Toluca	5,400
Navojoa	4,200
Tecate	4,680
Guadalajara	3,216

Total	32,496

Average capacity utilization	73.8%

      Between 1999 and 2003, FEMSA Cerveza increased its average monthly production capacity by approximately 210,000 hectoliters through additional investments in existing facilities. During 2003, FEMSA Cerveza expanded average monthly capacity in the Monterrey brewery to achieve a production of 650,000 hectoliters. FEMSA Cerveza’s management believes that it will be able to continue to adequately expand its production capacity by investing in existing facilities.

      FEMSA Cerveza operates seven effluent water treatment systems to treat the water used by the breweries, all of which are wholly owned by FEMSA Cerveza except for the effluent treatment system at the Orizaba brewery, which is a joint venture among FEMSA Cerveza, several other local companies and the government of the state of Veracruz.

      Seasonality

      Demand for FEMSA Cerveza’s beer is highest in the Mexican summer season, and consequently, brewery utilization rates are at their highest during this period. Demand for FEMSA Cerveza’s products decreases during the months of November, January and February primarily as a result of colder weather in the northern regions of Mexico. Demand for FEMSA Cerveza’s products tends to increase in the month of December reflecting consumption during the holiday season.

      Raw Materials

      Malted barley, hops, certain grains, yeast and water represent the principal ingredients used in manufacturing FEMSA Cerveza’s beer products. These inputs are generally available in the open market. FEMSA Cerveza satisfies its commodity requirements through purchases from various sources, including purchases pursuant to contractual arrangements and purchases in the open market. The prices and supply sources of raw materials are determined by, among other factors, the level of crop production, weather conditions, export demand and government regulations and legislation affecting agriculture. Hops is the only ingredient that is not available domestically. FEMSA Cerveza imports hops primarily from the United States and Europe.

      The principal source of barley for the Mexican beer industry is the domestic harvest. If domestic production is insufficient to meet the industry’s requirements, barley (or its equivalent in malt), can be sourced from the international markets. Before 2003, pursuant to NAFTA, an annual duty-free import quota for barley (or its equivalent in malt) was set. Beginning in 2003, under NAFTA, barley imports from the U.S. and Canada are tax free and there are no import quota restrictions. Domestic barley production increased significantly in 2003, and as a consequence we believe that imports have experienced an important reduction. Prior to NAFTA, domestic barley prices were significantly higher than international barley prices. Since the implementation of NAFTA, domestic barley prices have declined, and local producers now generally price their crop so that, after accounting for transportation and other import-related expenses, imported barley and barley purchased from the domestic market result in the same cost to the domestic purchaser.

      Purchases from FEMSA Empaques

      FEMSA Cerveza obtains its packaging materials primarily from its affiliate, FEMSA Empaques. In 1994, FEMSA Cerveza’s principal operating subsidiaries entered into a packaging supply agreement with FEMSA Empaques. See “—FEMSA Empaques” and “Item 10. Additional Information—Material Contracts—FEMSA Cerveza—Packaging Supply Agreement.” As of December 31, 2003, FEMSA Empaques supplied 100% of FEMSA Cerveza’s bottle, aluminum can, bottle cap and label requirements.

FEMSA Comercio

      Overview and Background

      FEMSA Comercio operates the largest chain of convenience stores in Mexico, measured in terms of number of stores, under the trade name Oxxo. As of December 31, 2003, FEMSA Comercio operated 2,798 Oxxo stores located in 25 states of the country, with a particularly strong presence in the northern part of Mexico.

      FEMSA Comercio, the largest single customer of FEMSA Cerveza and of the Coca-Cola system in Mexico, was established by FEMSA in 1978 when two Oxxo stores were opened in Monterrey, one store in Mexico City and another in Guadalajara. The motivating factor behind FEMSA’s entrance into the retail industry was to enhance beer sales through company-owned retail outlets as well as to gather information on customer preferences. In 2003, sales of beer through Oxxo represented 5.4% of FEMSA Cerveza’s domestic sales volume as well as approximately 12.8% of FEMSA Comercio’s revenues. A typical Oxxo store carries 2,723 different SKUs in 37 main product categories, representing a significant increase in the product offering historically distributed in Oxxo stores.

      In recent years, FEMSA Comercio has gained importance as an effective distribution channel for our beverage products, as well as a rapidly growing point of contact with our end consumers. Based on our belief that location plays a major role in the long-term success of a retail operation such as a convenience store, as well as a role in our continually improving ability to accelerate and streamline the new-store development process, we have focused on a strategy of rapid, profitable growth. We continue to add selling space across the northern border of Mexico, even as macroeconomic variables have weakened in some parts of the country, particularly along the Mexican northern border with the United States, in furtherance of our long-term view of our businesses. FEMSA Comercio opened 297, 437 and 582 net new Oxxo stores in 2001, 2002 and 2003, respectively. The accelerated expansion yielded total revenue growth of 25.3% to reach Ps. 16.601 billion in 2003, while same store sales increased 8.2%, which was considerably above the retail industry average. FEMSA Comercio served approximately 628 million customers in 2003 compared to 505 million in 2002.

      Business Strategy

      A fundamental element of FEMSA Comercio’s business strategy is to utilize its position in the convenience store market to grow in a cost-effective and profitable manner. As a market leader in convenience store retailing, based on internal company surveys, management believes that FEMSA Comercio has an in-depth understanding of its markets and significant expertise in operating a national store chain. FEMSA Comercio intends to continue increasing its store base while capitalizing on the market knowledge gained at existing stores.

      FEMSA Comercio has developed proprietary models to assist in identifying appropriate store locations, store formats and product categories. Its model utilizes location-specific demographic data and FEMSA Comercio’s experience in similar locations to fine tune the store format and product offerings to the target market. Market segmentation is becoming an important strategic tool, and it should increasingly allow FEMSA Comercio to improve the operating efficiency of each location and the overall profitability of the chain.

      FEMSA Comercio has made and will continue to make significant investments in ERP technology to improve its ability to capture customer information from its existing stores and to improve its overall operating performance. Approximately 97% of the products carried through Oxxo stores are bar-coded, and 100% of the Oxxo stores are equipped with point of sale systems that are integrated into a company-wide computer network.

      FEMSA Comercio has adopted innovative promotional strategies in order to increase store traffic and sales. In particular, FEMSA Comercio prices high-frequency items such as beverages, snacks and cigarettes at competitive prices. FEMSA Comercio’s ability to implement this strategy profitably is partly attributable to the size of the Oxxo chain, as FEMSA Comercio is able to work together with its suppliers to implement their revenue-management strategies through differentiated promotions. Oxxo’s national and local marketing and promotional strategies are an effective revenue driver and a means of reaching new segments of the population while strengthening the Oxxo brand. For example, the organization refined its expertise in executing cross promotions (discounts on multi-packs or sales of complementary products at a special price) and targeted promotions to attract new customer segments, such as housewives, by expanding the offerings in the grocery product category in certain stores.

      To implement revenue management strategies, FEMSA Comercio created a division in charge of product category management, such as beverages, fast food and perishables, to enhance and better utilize its consumer information base and market intelligence capabilities. FEMSA Comercio is implementing an ERP system, which will allow FEMSA Comercio to redesign its key operating processes and enhance the usefulness of its market information going forward.

      Store Locations

      With 2,798 Oxxo stores in Mexico as of December 31, 2003, FEMSA Comercio operates the largest convenience store chain in Latin America measured by number of stores. Oxxo stores are concentrated in the northern part of Mexico, but also have a growing presence in central Mexico and the Gulf coast.

      FEMSA Comercio has aggressively expanded its number of stores over the past several years. The average investment required to open a new store varies, depending on location and format and whether the store is opened in an existing retail location or requires construction of a new store. FEMSA Comercio is generally able to use supplier credit to fund the initial inventory of new stores.

Growth in Oxxo Stores

	Year Ended December 31,

	2003	2002	2001	2000	1999

Total Oxxo Stores	2,798	2,216	1,779	1,482	1,225
Store Growth (%)	26.3%	24.6%	20.0%	21.0%	19.3%

      FEMSA Comercio expects to continue the growth trend established over the past several years by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets. Management believes that the southeast part of Mexico is particularly underserved by the convenience store industry.

      The identification of locations and pre-opening planning in order to optimize the results of new stores are important elements in FEMSA Comercio’s growth plan. FEMSA Comercio continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores unable to maintain benchmark standards are generally closed. Between December 1999 and December 31, 2003, a period during which the total number of stores increased by 1,573, 1,647 new stores were opened and 74 stores were closed.

      Competition

      Oxxo competes in the convenience store segment of the retail market with 7-Eleven, Super Extra and Circle-K, AM/PM, as well as other local brands of convenience stores. The format of these stores is similar to the format of the Oxxo stores. Based on an internal market survey conducted by FEMSA Comercio, management believes that, as of December 31, 2003, there were approximately 4,610 stores in Mexico that could be considered part of a convenience store segment of the retail market or network. Oxxo is the largest chain in Mexico, operating more than half of these stores. Furthermore, FEMSA Comercio operates in 25 states and has much broader geographical coverage than any of its competitors.

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

      Approximately 71% of Oxxo’s clientele is between the ages of 15 and 35. FEMSA Comercio also segments the market according to demographic criteria, including income level.

      Store Characteristics

      The average size of an Oxxo store is approximately 114 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 183 square meters and, when parking areas are included, the average store size increases to approximately 415 square meters.

FEMSA Comercio—Operating Indicators

	Year Ended December 31, (percentage change against previous year)

	2003	2002	2001	2000	1999

Total Store Sales	25.3%	18.7%	19.8%	28.4%	19.2%

Same-Store Sales(1)	8.2%	6.0%	6.4%	13.4%	9.9%

Beer-related data:	(percentage of total)

Beer sales as % of total store sales	12.8%	13.3%	13.6%	14.0%	14.7%

Oxxo store sales as a % of
FEMSA Cerveza’s volume	5.4%	4.5%	3.9%	3.7%	3.0%

(1)	Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for at least thirteen months with the sales of those same stores during the previous year.

      Beer, telephone cards, soft drinks and cigarettes represent the main product categories for Oxxo stores. FEMSA Comercio has a distribution agreement with FEMSA Cerveza. As a result of this agreement, Oxxo stores only carry beer brands produced by FEMSA Cerveza. See “Item 10. Additional Information—Material Contracts—FEMSA Cerveza.” Prior to 2001, Oxxo stores had informal agreements with Coca-Cola bottlers, including Coca-Cola FEMSA’s territories in central Mexico, to sell only their products. In 2001, a limited number of Oxxo stores commenced the sale of Pepsi products in certain cities in northern Mexico, as part of a defensive competitive strategy.

      Approximately 90% of the Oxxo stores are operated by independent managers responsible for all aspects of store operations. The managers are commission agents and are not employees of FEMSA Comercio. Each store manager is the legal employer of the store’s staff, which typically numbers six people. FEMSA Comercio continually invests in on-site operating personnel, with the objective of promoting loyalty, customer-service and low personnel turnover in the stores.

      Advertising and Promotion

      FEMSA Comercio’s marketing efforts include both specific product promotions and image advertising campaigns. These strategies seek to increase store traffic and sales, and to reinforce the Oxxo name and market position.

      FEMSA Comercio manages its advertising on three levels depending on the nature and scope of the specific campaign: local or store-specific, regional and national. Store-specific and regional campaigns are closely monitored to ensure consistency with the overall corporate image of Oxxo stores and to avoid conflicts with national campaigns. FEMSA Comercio primarily uses point of purchase materials, flyers, handbills and print and radio media for promotional campaigns, although television is used occasionally for the introduction of new products and services. The Oxxo chain’s image and brand name are presented consistently across all stores, irrespective of location.

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

      Management believes that the Oxxo chain’s scale of operations provides FEMSA Comercio with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. Given the fragmented nature of the retail industry in Mexico in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks, cigarettes and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, almost 78.7% of the products carried by the Oxxo chain are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by FEMSA Comercio’s distribution system, which includes six regional warehouses located in Monterrey, Mexico City, Guadalajara, Mexicali, Mérida and León. The distribution centers operate a fleet of 120 trucks that make deliveries to each store approximately every week.

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

      Other Stores

      FEMSA Comercio also operates a small number of stores under the names Bara, Six and Matador.

FEMSA Empaques

      Business Overview

      Our packaging operations are handled through, FEMSA Empaques, the operating subsidiaries of which manufacture and distribute a wide variety of packaging solutions to the beverage industry primarily in Mexico. FEMSA Empaques has 12 production facilities and 29 service centers throughout Mexico and conducts operations primarily through two main subsidiaries: Famosa, which manufactures aluminum beverage cans and ends, and crown caps and closures; and Silices de Veracruz, S.A., which we refer to as Sivesa, which manufactures glass beverage bottles. We also manufacture commercial refrigeration equipment through Vendo de Mexico, S.A. de C.V., which we refer to as Vendo, flexible packaging materials through Grafo Regia S.A. de C.V., which we refer to as Grafo Regia, and other items such as plastics and chemical products. We announced on October 23, 2003 that FEMSA Empaques would become part of FEMSA Strategic Procurement, which we refer to as Strategic Procurement and which will coordinate procurement efforts across FEMSA.

      Business Strategy

      Within the FEMSA business portfolio, FEMSA Empaques performs a relevant role as it supplies essential packaging materials, particularly for our beverage operations. We have determined that certain operations within FEMSA Empaques, namely glass, cans, crown caps and closures and commercial refrigerators, are essential for our core beverage operations. Furthermore, the structure of the industry for some of these products warrants our ownership of these businesses to balance pricing and supply conditions in order to adequately support our beverage operations. For example, our main competitor in the Mexican beer market is also one of the largest packaging producers in Mexico. Therefore, we are committed to keeping those operations as part of our business going forward.

      Certain other operations, such as labels and flexible packaging, plastics and chemical products, face more competitive conditions in their respective industries and are relatively less relevant to our core operations, and therefore, we have indicated our intention to divest those operations as opportunities present themselves. The price, terms and timing of these divestitures have not been established.

      The primary objective of FEMSA Empaques is to provide our beer and soft drink subsidiaries with high-quality packaging materials at competitive prices. To maximize our operations, FEMSA Empaques also provides packaging materials to unaffiliated third parties. FEMSA Empaques places particular emphasis on reducing costs through productivity gains and resource conservation initiatives, providing customers with technical service as a means of ensuring production quality and competitive differentiation and investing in human and capital resources to facilitate cost reduction and competitiveness.

      Customers

      In 2003, sales to affiliates represented 57.5% of FEMSA Empaques’ total revenues of Ps. 7.352 billion. While sales to affiliates are still the most significant portion of FEMSA Empaques’ business, it has increased its penetration with unaffiliated third parties in recent years to improve capacity utilization and to continue to reduce the cost of packaging products for its beverage affiliates.

      Currently, FEMSA Empaques’ main third-party customers include unaffiliated Coca-Cola bottlers, Casa Pedro Domecq, S.A. de C.V., Compañía Nestlé, S.A. de C.V., Labatt, Miller Brewing Co. and Coors Brewing Company. In 2003, more than 70.8% of FEMSA Empaques’ sales of crown caps were sold to unaffiliated third parties. In addition, FEMSA Empaques believes that it has developed a significant presence in the export market. In 2003, approximately 12.0% of FEMSA Empaques’ total revenues were generated through export sales.

      The following table sets forth an allocation of FEMSA Empaques’ revenues by product and client category:

FEMSA Empaques—Revenue Allocation by Product and Client

	Year Ended December 31,

	2003	2002	2001	2000	1999

Product Categories:
Beverage Cans	33.4%	32.7%	32.4%	36.6%	35.8%
Crown Caps	10.0	10.5	10.8	10.3	9.0
Glass Bottles	20.2	22.0	20.5	19.0	19.9
Commercial Refrigerators	11.1	9.3	12.4	10.7	8.2
Labels and Flexible Packaging	8.0	9.8	9.1	8.6	7.0
Other(1)	17.3	15.7	14.8	14.8	20.1(2)

Total Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Client Categories:
Coca-Cola FEMSA	17.8%	17.4%	12.9%	14.6%	11.6%
FEMSA Cerveza	39.7	40.9	43.5	38.8	40.2
Third Parties	42.5	41.7	43.6	46.6	48.2
Domestic	30.4	30.6	33.8	36.1	40.2
Export	12.0	11.1	9.8	10.5	8.0

Total Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

__________________
(1)	Other includes food cans, chemical products and plastic products.
(2)	Includes paper and cardboard, which was produced until 1999.

      Capital Investments

      Over the past five years, we have invested approximately Ps. 1.2 billion in capital improvements and expansion projects at FEMSA Empaques. These projects have included the expansion of can and can-lid capacity, and most recently, a major refurbishment of a furnace to produce glass bottles. We believe that these investments, coupled with ongoing efforts to reduce costs and streamline operating processes, have resulted in significant productivity gains by FEMSA Empaques. However, we maintain that current and future capital investments in FEMSA Empaques will be primarily determined by the packaging requirements of our beverage subsidiaries.

      Principal Products

      Beverage Cans

      FEMSA Empaques’ activities in the beverage can segment are oriented towards the beer, soft drink and juice industries. FEMSA Empaques’ oldest operating subsidiary, Famosa, was established in 1936 to supply crown caps to the Cuauhtémoc brewery. Famosa operates six production lines, four that produce aluminum beverage can bodies at our production facilities in Ensenada and Toluca, and two that produce can ends at our production facility in Monterrey. Aggregate annual production capacity for beverage cans at our production facilities in Ensenada and Toluca is approximately 3.2 billion cans and capacity utilization was approximately 97.4% in 2003. Aggregate annual production capacity for can ends at our production facility in Monterrey was approximately 4.2 billion can ends, and average capacity utilization was 82.1% in 2003.

      We believe that Famosa’s production facilities utilize state of the art technology. Famosa has a technology exchange agreement with Ball Corporation, which we refer to as Ball, for the licensing and cross-licensing of beer and soft drink can technology. Ball has recognized FEMSA Empaques’ Monterrey and Ensenada can production facilities as the benchmark for Ball’s licensees worldwide. See “Item 10. Additional Information—Material Contracts—FEMSA Empaques—Ball Licensing Agreement.”

      FEMSA Empaques is the largest Mexican beverage can manufacturer based on sales volume in 2003. The following table sets forth an allocation of FEMSA Empaques’ sales volume by client category:

FEMSA Empaques—Beverage Can Volume

	Year Ended December 31,

	2003	2002	2001	2000	1999

Beverage can sales volume (in Millions of units)	3,231	3,000	2,808	3,001	3,216
Client Categories:
FEMSA Cerveza	46.3%	45.7%	50.5%	44.9%	43.5%
Coca-Cola FEMSA	12.0	11.0	6.7	12.6	9.7
Third parties	41.7	43.3	42.8	42.5	46.8
Domestic	23.7	28.9	35.1	33.7	40.6
Export	18.0	14.4	7.7	8.8	6.2

Total Sales Volume	100.0%	100.0%	100.0%	100.0%	100.0%

      Crown Caps and Closures

      In addition to can ends, in 2003 Famosa operates 10 crown cap production lines in Monterrey with an annual production capacity of approximately 16.4 billion crown caps. In 2003, capacity utilization was approximately 87.3%.

      The principal clients for crown caps and closures are the domestic and international beverage industries. Demand for crown caps in Mexico has decreased due to shifts in packaging options in both the beer and soft drink industries. In response to this trend, in 1998 FEMSA Empaques added a plastic cap production unit to its existing facilities. The current installed capacity of this unit is 1.1 billion caps per year. FEMSA Empaques has been able to minimize the impact of reduced demand by its beverage affiliates through sales to an increasing number of domestic third party clients and through exports. In 2003, export demand accounted for 58.5% of FEMSA Empaques’ crown cap production.

      The following table sets forth an allocation of FEMSA Empaques’ sales volume of crown caps and closures by client category:

FEMSA Empaques—Crown Caps and Closures

	Year Ended December 31,

	2003	2002	2001	2000	1999

Crown caps and closures sales volume (in
Millions of units)	14,347	14,287	14,028	13,404	12,765
Client Categories:
FEMSA Cerveza	27.2%	27.4%	27.9%	29.0%	30.9%
Coca-Cola FEMSA	4.3	5.6	5.4	5.9	6.0
Third parties	68.5	67.0	66.7	65.1	63.1
Domestic	10.0	11.9	15.7	18.9	20.8
Export	58.5	55.1	51.0	46.2	42.3

Total Sales Volume	100.0%	100.0%	100.0%	100.0%	100.0%

      Glass Bottles

      FEMSA Empaques manufactures glass bottles through Sivesa, which was founded in 1948. Sivesa conducts operations through its glass production facility in Orizaba, Veracruz and its bottle decorating plant in Nogales, Veracruz. In 1979, the bottling department acquired “press blow” technology through Hermann Heye, Kommanditgesellschaft, which we refer to as Heye Glass of Germany, to produce narrow-neck beer bottles. The glass production facility in Orizaba includes three glass furnaces with an aggregate glass production capacity of 260,000 tons per year (the equivalent of approximately 1,300 million bottles). As of December 31, 2003, Sivesa’s capacity utilization was approximately 80.4%.

      In the past, all of Sivesa’s output was sold to FEMSA Cerveza and Coca-Cola FEMSA. However, in the late 1990s Sivesa began selling bottles to domestic third party clients because of a reduction in the purchase of glass bottles by Coca-Cola FEMSA resulting from rapid changes in the presentation mix to non-returnable PET presentations in the Mexican market. The reduction in glass bottle sales volume during 1999 and 2000 reflects this change in presentation mix. In 2001 and 2002, this trend reverted as Coca-Cola FEMSA increased its demand for glass bottles with the introduction of a new eight-ounce Coca-Cola non-returnable presentation. In 2003, the sales volume to FEMSA Cerveza increased, but was not enough to compensate for the decrease in sales volume to domestic third parties and Coca-Cola FEMSA. During 2003, Sivesa sold 74.5% of its output to FEMSA Cerveza and 19.5% to Coca-Cola FEMSA. This represented 100% of FEMSA Cerveza’s bottle requirements and approximately 95% of Coca-Cola FEMSA’s bottle requirements. The following table sets forth an allocation of FEMSA Empaques’ sales volume of glass bottles by client category:

FEMSA Empaques—Glass Bottles

	Year Ended December 31,

	2003	2002	2001	2000	1999

Glass bottles sales volume (in Millions of Bottles)	1,034	1,053	972	790	856
Client Categories:
FEMSA Cerveza	74.5%	68.2%	59.8%	69.6%	73.4%
Coca-Cola FEMSA	19.5	21.0	8.6	3.5	2.2
Third parties	6.0	10.8	31.6	26.9	24.4
Domestic	3.9	9.8	26.6	21.2	21.5
Export	2.1	1.0	5.0	5.7	2.9

Total Sales Volume	100.0%	100.0%	100.0%	100.0%	100.0%

      Other

      FEMSA Empaques manufactures commercial refrigerators through Vendo and labels and flexible packaging through Grafo Regia. Vendo, which began operations in Mexico City in 1941, produces vertical and horizontal commercial refrigerators for the soft drink, beer and food industries. In 2003, Vendo sold approximately 101,415 refrigeration units, 74.9% of which were sold to affiliates. In 2003, Grafo Regia, which began operations in 1954, has its facilities in Monterrey with an annual production capacity of 13,500 tons of flexible packaging. In 2003, Grafo Regia operated at approximately 88.5% of capacity. During 2003, Grafo Regia sold 60.0% of its label production to FEMSA Cerveza and 25.8% to Coca-Cola FEMSA. Third-party customers accounted for the remaining 14.2% of production in 2003.

      Management believes that growth at Vendo and Grafo Regia will continue to reflect the marketing strategies of Coca-Cola FEMSA and FEMSA Cerveza.

      Plant Locations

      The following map shows the locations of FEMSA Empaques’ principal production facilities:

      Raw Materials

      The principal raw materials used by FEMSA Empaques include aluminum, steel, paper, aluminum foil, silica sand, soda ash and polyethylene. FEMSA Empaques is vertically integrated in silica sand mining, and FEMSA Empaques’ silica sand mine has been able to satisfy all of FEMSA Empaques’ silica sand requirements. With the exception of aluminum, all of these products are available from a variety of domestic and international sources. FEMSA Empaques purchases aluminum and steel directly from qualified suppliers on a contractual basis. These contracts generally have terms of six months or one year and specify prices free-on-board at FEMSA Empaques’ plants. Companies such as Alcoa, Nittetsu-Shoji, Alcan, CSN and Rasselstein have been selected as qualified suppliers. FEMSA Empaques purchases polyethylene from Petróleos Mexicanos, which we refer to as PEMEX, and several other suppliers.

      Seasonality

      Demand for FEMSA Empaques’ products is closely correlated to demand in the beverage industry. However, as a supplier to the beverage industry, FEMSA Empaques’ peak demand periods generally precede the peak beverage seasons.

Other Business Segment

      FEMSA Logística, S.A. de C.V., which we refer to as Logistica, provides logistics services to Coca-Cola FEMSA, FEMSA Empaques and third-party clients that either supply or participate directly in the Mexican beverage industry or in other industries. Logistica provides integrated logistics support for its clients’ supply chain, including the management of carriers and other supply chain services. Prior to January 1, 2003, we reported Logistica as part of a separate business segment that included Logistica CCM, S.A. de C.V., which we referred to as Logistica CCM and which provided logistics services to FEMSA Cerveza. As of January 1, 2003, Logistica CCM was merged into FEMSA Cerveza, and we began reporting Logistica as part of our other business segment.

      Perfil Corporativo, S.A. de C.V., which we refer to as Perfil Corporativo, is the owner of the Mundet brands of soft drinks and certain concentrate production equipment.

      FEMSA Servicios employs all of our corporate staff, including the personnel managing the areas of finance, corporate accounting, taxation, legal, planning, human resources and internal audit. FEMSA Servicios directs, controls, supervises and reviews the operations of our subholding companies. FEMSA Cerveza, FEMSA Empaques and FEMSA Comercio pay Emprex management fees for the services provided to them by FEMSA Servicios. In addition, FEMSA Cerveza and Coca-Cola FEMSA have each entered into a services agreement with FEMSA Servicios pursuant to which they pay for specific services.

Description of Property, Plant and Equipment

      As of December 31, 2003, we owned all of our manufacturing facilities and substantially all of our warehouses and distribution centers. Our properties primarily consisted of production and distribution facilities for our beer, soft drink and packaging operations and office space. In addition, FEMSA Comercio owns approximately 10% of the Oxxo store locations, while the other stores are located in properties that are rented under long-term lease arrangements with third parties.

      The table below sets forth the location, principal use and production area of our production facilities, and the subholding company that owns such facilities:

Production Facilities of FEMSA
On December 31, 2003

Subholding Company	Location	Principal Use	Production Area (thousand sq. meters)

FEMSA Cerveza
	Tecate, Baja California Norte	Brewery	90
	Toluca, Estado de Mexico	Brewery	374
	Guadalajara, Jalisco	Brewery	97
	Monterrey, Nuevo León	Brewery	209
	Navojoa, Sonora	Brewery	463
	Orizaba, Veracruz	Brewery	246
Coca-Cola FEMSA
México	San Cristobal de las Casas, Chiapas	Soft Drink Bottling Plant	24
	Cedro, Distrito Federal	Soft Drink Bottling Plant	18
	Cuautitlán, Estado de Mexico	Soft Drink Bottling Plant	35
	Los Reyes la Paz, Estado de Mexico	Soft Drink Bottling Plant	28
	Toluca, Estado de Mexico	Soft Drink Bottling Plant	280
	Celaya, Guanajuato	Soft Drink Bottling Plant	87
	León, Guanajuato	Soft Drink Bottling Plant	38
	Morelia, Michoacan	Soft Drink Bottling Plant	50
	Juchitán, Oaxaca	Soft Drink Bottling Plant	27
	Ixtacomitán, Tabasco	Soft Drink Bottling Plant	90
	Apizaco, Tlaxcala	Soft Drink Bottling Plant	80
	Coatepec, Veracruz	Soft Drink Bottling Plant	96

Guatemala	Guatemala City	Soft Drink Bottling Plant	46

Nicaragua	Managua	Soft Drink Bottling Plant	59

Costa Rica	San José	Soft Drink Bottling Plant	52

Panama	Panama City	Soft Drink Bottling Plant	29

Colombia	Barranquilla	Soft Drink Bottling Plant	27
	Bogotá Norte	Soft Drink Bottling Plant	89
	Bucaramanga	Soft Drink Bottling Plant	27
	Cali	Soft Drink Bottling Plant	88
	Manantial	Soft Drink Bottling Plant	33
	Medellín	Soft Drink Bottling Plant	44

Venezuela	Antimano	Soft Drink Bottling Plant	14
	Barcelona	Soft Drink Bottling Plant	141
	Calabozo	Soft Drink Bottling Plant	70
	Maracaibo	Soft Drink Bottling Plant	34
	Maracay	Soft Drink Bottling Plant	31
	Valencia	Soft Drink Bottling Plant	91

Brazil	Campo Grande	Soft Drink Bottling Plant	36
	Jundiaí	Soft Drink Bottling Plant	191
	Mogi das Cruzes	Soft Drink Bottling Plant	95

Argentina	Alcorta	Soft Drink Bottling Plant	73

FEMSA Empaques
	Ensenada, Baja California Norte	Beverage Cans	33
	Toluca, Estado de Mexico	Beverage Cans	22
	Monterrey, Nuevo León	Crown Caps and Can Lids	51
	San Juan del Río, Querétaro	Refrigeration Equipment	25
	Acayucan, Veracruz	Silica Sand Mine	7
	Nogales, Veracruz	Bottle Decoration	26
	Orizaba, Veracruz	Glass Bottles	23

      Insurance

      We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including, explosion, fire, vandalism, riot and losses incurred in connection with goods in transit. In addition, we maintain an “all risk” liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. The policies are issued by Allianz, and the coverage is partially reinsured in the international reinsurance market.

Capital Expenditures and Divestitures

      Our consolidated capital expenditures for the years ended December 31, 2003, 2002 and 2001 were Ps. 6.789 billion, Ps. 5.780 billion and Ps. 5.531 billion, respectively, and were for the most part financed from cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

Capital Expenditures

	Year Ended December 31,

	2003	2002	2001

In Millions of Mexican pesos
Coca-Cola FEMSA	Ps. 1,910	Ps. 1,410	Ps. 1,000
FEMSA Cerveza	3,246	3,292	3,674
FEMSA Comercio	1,210	857	638
FEMSA Empaques	376	255	95
Others	47	(34)	124

Total	Ps. 6,789	Ps. 5,780	Ps. 5,531

      Coca-Cola FEMSA

      During 2003, Coca-Cola FEMSA's capital expenditures focused on integration of its new territories, placing refrigeration equipment with retailers and investments in returnable bottles and cases, increasing plant operating efficiencies, improving the efficiency of its distribution infrastructure and advancing information technology. Capital expenditures in Mexico were approximately Ps. 1,431 million and accounted for most of its capital expenditures.

      FEMSA Cerveza

      Production

      During 2003, FEMSA Cerveza invested approximately Ps. 783 million in its production facilities, of which Ps. 627 million was spent on equipment substitution and upgrades and approximately Ps. 145 million on expansion projects in existing production facilities. The capacity expansion projects occurred mainly in the Navojoa brewery. FEMSA Cerveza’s monthly installed capacity as of December 31, 2003 was 2.7 million hectoliters, equivalent to an annualized installed capacity of 32.5 million hectoliters.

      Distribution

      In 2003, FEMSA Cerveza invested Ps. 258 million in its distribution network. Approximately Ps. 163 million of this amount was invested in the replacement of the distribution fleet, Ps. 20 million in land and buildings and improvements to leased properties dedicated to various distribution functions, Ps. 32 million in office equipment for the distribution units and the remaining Ps. 43 million in other distribution-related investments.

      Market-related Investments

      During 2003, FEMSA Cerveza invested approximately Ps. 2.2 billion in market-related activities and brand support in the domestic market. A significant amount of these investments were directed to tied-account agreements with retailers and commercial support to owned and third-party distributors. Investments in retail agreements with tied customers that exceed a one-year term are capitalized and amortized over the life of the agreement. In general, FEMSA Cerveza’s retail agreements are for a period of three to four years. Other market-related investments include the purchase of refrigeration equipment, coolers, plastic furniture and other promotional items. These items are placed with retailers as a means of facilitating the retailers’ ability to service consumers and to promote the image and profile of FEMSA Cerveza’s brands.

      FEMSA Comercio

      FEMSA Comercio’s principal investment activity is the construction and opening of new stores. During 2003, FEMSA Comercio opened 582 net new Oxxo stores. The amount invested in 2003 dedicated to the opening of new stores and improvements to leased properties was Ps. 1.1 billion. In addition, FEMSA Comercio invested Ps. 76 million in ERP system software.

      FEMSA Empaques

      In 2003, FEMSA Empaques invested a total of Ps. 376 million, of which Ps. 225 million was for the refurbishment of a glass bottle furnace. In addition, investments in the metal products production facilities, which include aluminum cans and crown caps, amounted to Ps. 76 million, primarily for plant improvement and equipment substitution.

Regulatory Matters

      Competition Legislation

      The Ley Federal de Competencia Económica (the Federal Economic Competition Law or the Mexican Competition Law) became effective on June 22, 1993. The Mexican Competition Law and the Reglamento de la Ley Federal de Competencia Económica (the regulations under the Mexican Competition Law), effective as of March 9, 1998, regulate monopolies and monopolistic practices and require Mexican government approval of certain mergers and acquisitions. The Mexican Competition Law subjects the activities of certain Mexican companies, including us, to regulatory scrutiny. In addition, the regulations of Mexican Competition Law prohibit members of any trade association from reaching any agreement relating to the price of their products. Management believes that we are currently in compliance in all material respects with Mexican competition legislation.

      In Mexico and in some of the other countries in which we operate, we are involved in ongoing competition related procedures. We believe that the outcome of these procedures will not have a material adverse effect on our financial condition. See “Item 8. Financial Information––Legal Proceedings––FEMSA Cerveza––Antitrust Matters” and “Item 8. Financial Information––Legal Proceedings––Coca-Cola FEMSA––Antitrust Matters.”

      Environmental Matters

      In all of the countries where we operate, our businesses are subject to federal and state laws and regulations relating to the protection of the environment. We have expended, and may be required to expend in the future, funds for compliance with and remediation under local environmental laws and regulations. Currently, we do not believe that such costs will have a material adverse effect on our results of operations or financial condition. However, since environmental laws and regulations and their enforcement are becoming increasingly more stringent in our territories, and there is increased awareness of local authorities for higher environmental standards in the countries where we operate, changes in current regulations may result in an increase in costs, which may have an adverse effect on our future results of operations or financial condition. Management is not aware of any pending regulatory changes that would require additional remedial capital expenditures in a significant amount.

      Mexico. Our Mexican operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The principal legislation is the Ley General de Equilibrio Ecológico y la Protección al Ambiente (the Federal General Law of Ecological Equilibrium and Environmental Protection) or the Mexican Environmental Law, the Ley General para la Prevención y Gestión Integral de los Residuos (the General Law for the Prevention and Integral Management of Waste), which are enforced by the Secretaría de Medio Ambiente, Recursos Naturales y Pesca (the Ministry of the Environment, Natural Resources and Fisheries) or SEMARNAP. SEMARNAP can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that Mexican companies file periodic reports with respect to air and water emissions and hazardous wastes and set forth standards for waste water discharge that apply to their operations. We are also subject to certain minimal restrictions on the operation of delivery trucks in Mexico City. We have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program to install catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City.

      In addition, we are subject to the Ley Federal de Derechos (the Federal Law of Governmental Fees), also enforced by SEMARNAP. Adopted in January 1993, the law provides that plants located in Mexico City that use deep water wells to supply their water requirements must pay a fee to the city for the discharge of residual waste water to drainage. In 1995, municipal authorities began to test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by SEMARNAP.

      Central America. Coca-Cola FEMSA’s Central American operations are subject to several federal and state laws and regulations relating to the protection of the environment, which have been enacted in the last ten years, as awareness has increased in this region about the protection of the environment and the disposal of dangerous and toxic materials. In some countries in Central America, Coca-Cola FEMSA is in the process of bringing its operations into compliance with new environmental laws. For example, in Nicaragua Coca-Cola FEMSA is in the final phase of the construction of a water treatment plant located at its bottler plant in Managua. Also, Coca-Cola FEMSA’s Costa Rica operations have participated in a joint effort along with the local division of The Coca-Cola Company called Proyecto Planeta (Project Planet) for the collection and recycling of non-returnable plastic bottles.

      Colombia. Coca-Cola FEMSA’s Colombian operations are subject to several Colombian federal, state and municipal laws and regulations related to the protection of the environment and the disposal of toxic and dangerous materials. These laws include the control of atmospheric emissions and strict limitations on the use of chlorofluorocarbons. Coca-Cola FEMSA is also engaged in nationwide campaigns for the collection and recycling of glass and plastic bottles.

      Venezuela. Coca-Cola FEMSA’s Venezuelan operations are subject to several Venezuelan federal, state, and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Ley Orgánica del Ambiente (the Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (the Substance, Material and Dangerous Waste Law) and the Ley Penal del Ambiente (the Criminal Environment Law). Since the enactment of the Organic Environmental Law in 1995, Coca-Cola FEMSA’s Venezuelan subsidiary has presented to the proper authorities plans to bring certain of its production facilities and distribution centers into compliance with the law. While the laws provide certain grace periods for compliance with the new environmental standards, Coca-Cola FEMSA has had to adjust some of the originally proposed timelines presented to the authorities, because of delays in the completion of some of these projects.

      Brazil. Coca-Cola FEMSA’s Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of toxic and dangerous gases, which impose penalties, such as fines, facility closures or criminal charges depending upon the level of non-compliance. Coca-Cola FEMSA’s production plant located in Jundiaí has been recognized by from the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant has been certified for the ISO 9000 since March 1995 and for the ISO 14001 since March 1997.

      Argentina. Coca-Cola FEMSA’s Argentine operations are subject to federal and provincial laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste water discharge, which are enforced by the Secretaría de Recursos Naturales y Ambiente Humano (the Ministry of Natural Resources and Human Environment) and the Secretaría de Política Ambiental (the Ministry of Environmental Policy) for the province of Buenos Aires. Coca-Cola FEMSA’s Alcorta plant meets and is in compliance with waste water discharge standards.

      Water Supply Law

      FEMSA Cerveza and Coca-Cola FEMSA purchase water directly from municipal water companies and pump water from wells pursuant to concessions obtained from the Mexican government through the National Water Commission on a plant-by-plant basis. Water use in Mexico is regulated primarily by the Ley de Aguas Nacionales de 1992 (including regulations issued thereunder, the Mexican 1992 Water Law), which created the National Water Commission, charged with overseeing the national system of water use. Under the Water Law of 1992, concessions for the use of a specific volume of ground or surface water generally run for five, ten or fifteen year terms depending on the supply of groundwater in each region as projected by the National Water Commision. Concessionaires may request concession terms to be extended upon termination. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water that is not used by the concessionaire for three consecutive years. Our management believes that we are in general compliance with the terms of our existing concessions and that such concessions satisfy our current water requirements in Mexico. We cannot assure you, however, that groundwater will be available in sufficient quantities to meet future production needs.

      We do not currently require a permit to obtain water in our other territories. In Nicaragua, Costa Rica and some plants in Colombia, we own private water wells. In Argentina, we obtain water from Aguas Argentinas, a privately-owned concessionaire of the Argentine government. In the remainder of our territories, we obtain water from governmental agencies or municipalities. In the past five years we have not had a water shortage in any of our territories, although we can give no assurances that water will be available in sufficient quantities to meet our future production needs or that additional regulations relating to water use will not be adopted in the future.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

      The following discussion should be read in conjunction with, and is entirely qualified by reference to, our consolidated financial statements and the notes to those statements. Our consolidated financial statements were prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Notes 25 and 26 to our consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net majority income, majority shareholders' equity and certain other selected financial data.

      Our consolidated financial statements include the financial statements of FEMSA and those of all companies in which we own directly or indirectly a majority of the outstanding voting capital stock and/or exercise control.

Acquisition of Panamco

      On May 6, 2003, our subsidiary, Coca-Cola FEMSA, completed the acquisition of Panamco. The acquisition of Panamco resulted in a substantial increase in the size and geographic scope of our subsidiary's operations. The purchase price for 100% of the capital stock of Panamco was Ps. 29,518 million, excluding transaction expenses. Coca-Cola FEMSA also assumed Ps. 9,085 million of net debt. The acquisition was financed with an equity contribution from us of Ps. 2,779 million, an exchange of The Coca-Cola Company's equity interests in Panamco valued at Ps. 7,041 million for new shares of Coca-Cola FEMSA, cash on hand of Ps. 2,820 million and new indebtedness of Coca-Cola FEMSA in Mexican pesos and U.S. dollars in the amount of Ps. 17,267 million. As a result of the Panamco acquisition, in accordance with Mexican GAAP, Coca-Cola FEMSA recognized as intangible assets with indefinite lives, the rights to produce and distribute trademark brands of The Coca-Cola Company. These identified intangibles, calculated as the difference between the price paid and the fair value of the net assets acquired, were valued at Ps. 33,420 million, including financial and advisory fees, costs associated with closing certain acquired facilities, rationalizing and consolidating operations, relocating the corporate and other offices and the integration of the operations.

Comparability of Information Presented

      Under Mexican GAAP, Panamco is included in our consolidated financial statements since May 2003 and is not reflected for periods prior to this date. As a result, our consolidated financial statements as of and for the year ended December 31, 2003 are not comparable to prior periods. Financial information provided by us with respect to the newly acquired territories is also not comparable to Panamco's consolidated financials statements for prior periods as they were prepared using different policies and in accordance with U.S. GAAP and in U.S. dollars, while we present our financial statements in Mexican GAAP and Mexican pesos as part of our consolidation. The acquisition of Panamco only impacted the comparability of our consolidated information and of the Coca-Cola FEMSA segment. The comparability of our remaining segments was not affected by the acquisition.

Effects of Changes in Economic Conditions

      Our results of operations are affected by changes in economic conditions in Mexico and in the other countries in which we operate. For the years ended December 31, 2003, 2002 and 2001, 84.6%, 96.7% and 96.2%, respectively, of our total sales were attributable to Mexico . As a result, after the acquisition of Panamco, we have greater exposure to countries in which we have not historically conducted operations, particularly countries in Central America and Colombia , Venezuela and Brazil , although we continue to generate a substantial portion of our sales from Mexico .

      Our future results may be significantly affected by the general economic and financial conditions in the countries where we operate, including by levels of economic growth, by the devaluation of the local currency, by inflation and high interest rates or by political developments, and may result in lower demand for our products, lower real pricing or a shift to lower margin products. Because a large percentage of our costs are fixed costs, we may not be able to reduce costs and expenses, and our profit margins may suffer as a result of downturns in the economy of each country. In addition, an increase in interest rates in Mexico would increase our cost of peso- denominated variable interest rate, funding and would have an adverse effect on our financial position and results of operations. A depreciation of the Mexican peso relative to the U.S. dollar would increase our cost of those raw materials, the price of which is paid in or determined with reference to the U.S. dollar and debt obligations denominated in U.S. dollars, and thereby may negatively impact our financial condition and results of operations.

Operating Leverage

      Companies with structural characteristics that result in margin expansion in excess of sales growth are referred to as having high “operating leverage.”

      The operating subsidiaries of Coca-Cola FEMSA, FEMSA Cerveza and FEMSA Empaques are engaged, to varying degrees, in capital-intensive activities. The high utilization of the installed capacity of the production facilities results in better fixed cost absorption, as increased output results in higher revenues without additional fixed costs. Absent significant increases in variable costs, gross profit margins will expand when production facilities are operated at higher utilization rates. Alternatively, higher fixed costs will result in lower gross profit margins in periods of lower output.

      In addition, the commercial operations of Coca-Cola FEMSA and FEMSA Cerveza are carried out through extensive distribution networks, the principal fixed assets of which are warehouses and trucks. The distribution systems of both Coca-Cola FEMSA and FEMSA Cerveza are designed to handle large volumes of beverages. Fixed costs represent an important proportion of the total distribution expense of both Coca-Cola FEMSA and FEMSA Cerveza. Generally, the higher the volume that passes through the distribution system, the lower the fixed distribution cost as a percentage of the corresponding revenues. As a result, operating margins improve when the distribution capacity is operated at higher utilization rates. Nonetheless, periods of decreased utilization because of lower volumes will negatively impact our operating margins.

Critical Accounting Estimates

      The preparation of our consolidated financial statements requires that we make estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the date of the financial statements and (iii) the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on our historical experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an on-going basis. Our significant accounting policies are described in notes 4 and 5 to our consolidated financial statements. We believe our most critical accounting policies that imply the application of estimates and/or judgments are:

      Allowance for doubtful accounts

      We determine our allowance for doubtful accounts based on an evaluation of the aging of our receivable portfolio. The amount of the allowance contemplates our historical loss rate on receivables and the economic environment in which we operate. Our beer operations represent the most important part of the consolidated allowance for doubtful accounts as a result of the credit that FEMSA Cerveza extends to retailers, on terms and conditions in accordance with industry practices. Soft drink and retail sales are generally realized in cash.

      Bottles and cases; allowance for bottle breakage

      We classify bottles and cases in accordance with industry practices. Consequently, for FEMSA Cerveza, bottles and cases are classified as inventories, and for Coca-Cola FEMSA, they are classified as fixed assets. For both of these subsidiaries, breakage is expensed as incurred, and returnable bottles and cases are not depreciated. Coca-Cola FEMSA determines depreciation of bottles and cases only for tax purposes.

      We periodically compare the book breakage expense with calculated depreciation expense, estimating a useful life of four years for returnable glass bottles, one year for returnable plastic bottles and four years for returnable cases. These useful lives are determined in accordance with our business experience. The annual calculated depreciation expense has been similar to the annual book breakage expense. Whenever we decide to discontinue a particular returnable presentation and retire it from the market, we write-off the discontinued presentation through an increase in the breakage expense.

      Property, plant and equipment

      Property, plant and equipment are depreciated over their useful lives. The estimated useful lives represent the period we expect the assets to remain in service and to generate revenues. We base our estimates on independent appraisals and the experience of our technical personnel.

      We describe the methodology used to restate imported equipment in note 5(g) to our consolidated financial statements, which includes applying the exchange and inflation rates of the country of origin utilized as permitted by Mexican GAAP. We believe this method more accurately presents the fair value of the assets than restated cost determined by applying inflation factors.

      Coca-Cola FEMSA valued at fair value all fixed assets acquired in the Panamco transaction, considering their operating conditions and the future cash flows they will generate in accordance with their estimated future use by Coca-Cola FEMSA management.

      In 2003, we decided to expand from three to five years the useful life for the refrigerators of the Mexican operations of Coca-Cola FEMSA, based on technical studies, strong control over the refrigerators placed in point of sales and the replacement investment refrigerator program for the following years. As a result, depreciation expense recorded in 2003 decreased approximately Ps. 92 millions. The useful life of refrigerators for the new territories acquired from Panamco is in accordance with the new accounting estimate of five years.

      Valuation of intangible assets and goodwill

      As we discuss in note 5(i) to the consolidated financial statements, beginning in 2003 FEMSA applies Bulletin C-8 “ Activos Intangibles ” (Intangible Assets) (Bulletin C-8), which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Additionally, Bulletin C-8 requires identifying all intangible assets to reduce as much as possible the goodwill associated with business combinations. Prior to 2003, the excess of the purchase price over the fair value of the net assets acquired in a business combination was considered to be goodwill. With the adoption of Bulletin C-8, Coca-Cola FEMSA considers such excess to relate to the rights to produce and distribute trademark Coca-Cola products. We separate intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which to receive the benefits.

      As required in Bulletin C-8, we determined the fair value of all Panamco's assets and liabilities as of the date of acquisition, and we assigned the excess purchase price over the fair value of the net assets. This resulted in the recognition of an intangible asset with indefinite life denominated Rights to Produce and Distribute Coca-Cola Trademark Products of Ps.  33,420 million , which will be subject to annual impairment tests, for U.S. GAAP and Mexican GAAP. The fair value of the assets and liabilities was determined considering the following:

  The fair value of the assets acquired: the value of fixed assets, glass returnable bottles and refrigerators were adjusted considering their remaining useful lives, general operational conditions of the assets at the acquisition date, certain operational and strategic decisions that Coca-Cola FEMSA implemented as it assumed control of the operations as well as the standardization with Coca-Cola FEMSA's accounting policies and estimates.

  Labor and other liabilities: severance of personnel and other obligations generated by Panamco's operations before Coca-Cola FEMSA assumed control of the operations.

  Cancellation of goodwill: the goodwill previously recorded by Panamco was cancelled.

      For Mexican GAAP purposes, goodwill is the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying the inflation rate of the country of origin and the year-end exchange rate. Goodwill is amortized over a period of not more than 20 years.

      Under U.S. GAAP, SFAS No. 142 “Goodwill and Other Intangible Assets” went into effect in 2002. Under this standard, goodwill is no longer subject to amortization, but instead is subject to an initial impairment review in 2002 and subsequent impairment test to be performed annually by us, unless an event occurs or circumstances change by which it becomes more likely than not that a reporting unit reduces its fair value below its carrying amount, in which case an interim impairment test must be performed. Our impairment review indicates that no impairment charge is required as of the beginning of 2004.

      Impairment of intangible assets, goodwill and long-lived assets

      We continually review the carrying value of our intangible assets, goodwill and long-lived assets for accuracy. We review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

      In December 2001, the Argentine government adopted a series of economic measures, the most important of which consisted of restrictions on cash withdrawals and foreign exchange transactions. Due to the continuing difficult economic situation in Argentina , the uncertainty with respect to the period of recovery and the instability of the exchange rate, on July 1, 2002, we performed a valuation of our investment in Coca-Cola FEMSA Buenos Aires, based on market price value multiples of comparable businesses. The valuation resulted in the recognition of an impairment of Ps. 457 million, which was recorded in our results of 2002. Given the present economic situation in Argentina , we believe that the current net asset value of our foreign subsidiary is fairly valued, and although we can give no assurances, we do not expect to recognize additional impairments in the future in Argentina .

      During 2003, FEMSA Cerveza recognized an impairment of certain fixed assets that will be replaced in the near future in accordance with its investment master plan. The replacement cost of the new machinery and equipment as well as the new location compared to carrying value of these assets result in a loss, which was recorded in other expenses in the 2003 income statement of Ps. 680 million.

      Our evaluations throughout the year and up to the date of this filing did not lead to any other significant impairment of goodwill or long-lived assets. We can give no assurance that our expectations will not change as a result of new information or developments. Changes in economic or political conditions in all the countries in which we operate or in the industries in which we participate, however, may cause us to change our current assessment.

      Executory contracts

      As part of the normal course of business, we frequently invest in the development of our beer distribution channels through a variety of commercial agreements with different retailers in order to generate sales volume. These agreements are considered to be executory contracts and accordingly the costs incurred under these contracts are recognized as performance under the contracts is received.

      These agreements require cash disbursements to be made in advance to certain retailers in order to fund activities intended to generate volume. These advance cash disbursements are then compensated for as sales are invoiced. These disbursements are considered to be market-related investments, which are capitalized as other assets. The amortization of amounts capitalized is presented as a reduction of net sales in relation to the volume sold to each retailer. The period of amortization is between three and four years, which is the normal term of the commercial agreements.

      We periodically evaluate the carrying value of executory contracts. If the carrying value is considered to be impaired, these assets are written down as appropriate. The accuracy of the carrying value is based on our ability to predict certain key variables such as sales volume, prices and other industry and economic factors. Predicting these key variables involves assumptions based on future events. These assumptions are consistent with our internal projections.

      Labor liabilities

      Our labor liabilities are comprised of pension plan, seniority premium and post-retirement medical services. The determination of our obligations and expenses for pension and other post-retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. We evaluate our assumptions at least annually. Those assumptions are described in note 15 to our consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets, rates of increase in compensation costs and certain employee-related factors, such as turnover, retirement age and mortality. All of our assumptions depend on the economic circumstances of each country in which we operate.

      In accordance with Mexican GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expenses and recorded obligations in these future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense. The following table is a summary of the three key assumptions to be used in determining 2004 annual pension expense for Mexico , along with the impact on pension expense of a 1% change in each assumed rate.

Assumption	2004 Rate (in real terms)	Impact of Change in Millions of Ps.(1)
		+1%	-1%

Mexican Subsidiaries:
Discount rate
	6.0%	Ps. (184)	Ps. 350
Salary growth rate
	2.0%	186	(123)
Long-term asset return
	6.0%	(184)	350
Foreign Subsidiaries:
Discount rate
	4.5%	(31)	36
Salary growth rate
	1.5%	36	(29)
Long-term asset return
	4.5%	(31)	36

(1)	The impact is not the same for an increase of 1% as for a decrease of 1% because the rates are not linear.

New Accounting Pronouncements

In Mexican GAAP

      Bulletin C-15, “Deterioro en el Valor de los Activos de Larga Duración y su Disposición” (Impairment of the Value of Long-Lived Assets and Their Disposal) (Bulletin C-15): In March 2003, the Instituto Mexicano de Contadores Públicos or IMCP issued Bulletin C-15, the application of which is mandatory for financial statements for periods beginning on or after January 1, 2004, although early application is encouraged. Bulletin C-15 establishes, among others, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. The accounting principles issued prior to this new bulletin used future net cash f out requiring the discounting of such cash flows. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

      Bulletin C-12, “Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos” (Financial Instruments with Characteristics of Debt, Equity or Both) (Bulletin C-12): In April 2003, the IMCP issued Bulletin C-12, the application of which is mandatory for financial statements for periods beginning on or after January 1, 2004, although early application is encouraged. Bulletin C-12 establishes the more significant differences between debt and equity, as the basis for the development of the criteria necessary to appropriately identify, classify and record, upon initial recognition, the debt and equity components of compound financial instruments. This new pronouncement is similar to SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” of U.S. GAAP. We do not anticipate that this new standard will have a significant impact on our fina sults of operations.

      In U.S. GAAP

      SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS No. 149): In April 2003, the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The new standard will be effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this statement should be applied prospectively.

      The provisions of this statement that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

      FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46): In January 2003, the FASB issued FIN 46. FIN 46 clarified the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all variable interests held in a variable interest entity created after January 31, 2003. For a variable interest held by us in a variable interest entity created before February 1, 2003, we would be required to apply the provisions of FIN 46 as of December 31, 2004. We do not currently have any variable interests in a variable interest entity.

Operating Results

      The following table sets forth our consolidated income statement for the years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31,
	2003	2002	2001
	(millions of constant Mexican pesos as of December 31, 2003)
Net sales	Ps. 75,597	Ps. 55,176	Ps. 52,301
Other operating revenues	294	219	164
      Total revenues
	75,891	55,395	52,465
Cost of sales	39,371	27,640	26,070
      Gross profit
	36,520	27,755	26,395
Operating expenses:
      Administrative
	5,740	4,870	4,814
      Sales
	18,696	13,094	12,713
            Total operating expenses
	24,436	17,964	17,527
Income from operations	12,084	9,791	8,868
Participation in affiliated companies	30	87	34
	12,114	9,878	8,902
      Interest expense
	(2,540)	(943)	(985)
      Interest income
	695	465	497
	(1,845)	(478)	(488)
      Foreign exchange gain (loss)
	(2,532)	(293)	256
      Gain (loss) on monetary position
	954	398	(42)
	(3,423)	(373)	(274)
Other expenses, net	(656)	(950)	(314)
Income for the year before income tax, tax on assets and employee profit sharing	8,035	8,555	8,314
Income tax, tax on assets and employee profit sharing	3,378	3,764	3,069
Net income before change in accounting principle	4,657	4,791	5,245
Change in accounting principle	-	-	(30)
Consolidated net income for the year	Ps. 4,657	Ps. 4,791	Ps. 5,215
Net majority income	3,093	2,947	3,547
Net minority income	1,564	1,844	1,668
	Ps. 4,657	Ps. 4, 791	Ps. 5,215

Operating Results by Segment

      The following table sets forth certain operating results by segment financial information for each of our segments for the years ended December 31, 2003, 2002 and 2001. See note 24(a) to our consolidated financial statements for additional information by segment.

	Year Ended December 31,
	2003	2002	2001
	in millions of Mexican pesos
Net Sales
      Coca-Cola FEMSA
	35,487	18,519	17,636
      FEMSA Cerveza
	21,763	21,453	21,367
      FEMSA Comercio
	16,601	13,247	11,157
      FEMSA Empaques
	7,328	6,843	6,830
Total Revenues
      Coca-Cola FEMSA
	35,729	18,668	17,773
      FEMSA Cerveza
	21,924	21,642	21,529
      FEMSA Comercio
	16,601	13,247	11,160
      FEMSA Empaques
	7,352	6,862	6,840
Cost of Sales
      Coca-Cola FEMSA
	17,980	8,681	8,256
      FEMSA Cerveza
	9,425	9,281	9,285
      FEMSA Comercio
	12,199	9,739	8,293
      FEMSA Empaques
	5,639	5,193	5,259
Gross Profit
      Coca-Cola FEMSA
	17,749	9,987	9,517
      FEMSA Cerveza
	12,499	12,361	12,244
      FEMSA Comercio
	4,402	3,508	2,867
      FEMSA Empaques
	1,713	1,669	1,581
Income from Operations (1)
      Coca-Cola FEMSA
	6,710	4,627	4,057
      FEMSA Cerveza (2)
	3,586	3,687	3,458
      FEMSA Comercio
	694	506	309
      FEMSA Empaques
	988	941	890
Depreciation
      Coca-Cola FEMSA (3)
	1,480	959	987
      FEMSA Cerveza
	1,175	1,158	1,030
      FEMSA Comercio
	131	94	84
      FEMSA Empaques
	301	272	256

Percentages
Gross Margin (4)
      Coca-Cola FEMSA
	50.0%	53.9%	54.0%
      FEMSA Cerveza
	57.4%	57.6%	57.3%
      FEMSA Comercio
	26.5%	26.5%	25.7%
      FEMSA Empaques
	23.4%	24.4%	23.1%

Operating Margin (5)
      Coca-Cola FEMSA
	18.8%	24.8%	22.8%
      FEMSA Cerveza
	16.4%	17.0%	16.1%
      FEMSA Comercio
	4.2%	3.8%	2.8%
      FEMSA Empaques
	13.4%	13.7%	13.0%
__________________
(1)	Includes management fees paid to Emprex (and to Labatt in the case of FEMSA Cerveza).
(2)	Includes equity method of affiliated companies of Ps. 30, Ps. 87 and Ps. 34, respectively.
(3)	Includes breakage of bottles.
(4)	Gross margin calculated with reference to net sales.
(5)	Operating margin calculated with reference to total revenues and after deduction of management fees.

Results of Operations for the Year Ended December 31, 2003
Compared to the Year Ended December 31, 2002

FEMSA Consolidated

      Total Revenues

      FEMSA's consolidated total revenues increased by 37.0% to Ps. 75.891 billion for the year ended December 31, 2003 from Ps. 55.395 billion for the year ended December 31, 2002. Consolidated net sales increased by 37.0% to Ps. 75.597 billion in 2003 from Ps. 55.176 billion in 2002 and represented 99.6% of total revenues in 2003 and in 2002.

      The acquisition of Panamco and the inclusion by Coca-Cola FEMSA of the newly acquired territories for eight months of 2003 was the driving force behind our revenue increases. We also experienced revenue growth in each one of our other main subholding companies. FEMSA Cerveza increased its total sales volume by 3.2%, reaching 24.564 million hectoliters, resulting in an increase in FEMSA Cerveza's total revenues by 1.3% to Ps. 21.924 billion despite the adverse impact of a weak pricing environment. FEMSA Comercio had total revenue growth of 25.3% due to an increase of 582 net new Oxxo stores opening in 2003. FEMSA Empaques increased total revenues by 7.1% mostly as a direct result of an increase in demand for beverage cans as well as for refrigerators for the newly acquired Panamco territories.

      Gross Profit

      Consolidated gross profit increased by 31.6% to Ps. 36.520 billion in 2003 from Ps. 27.755 billion in 2002, primarily as a result of the inclusion by Coca-Cola FEMSA of the newly acquired territories for eight months of 2003. Gross margin decreased by 2.0% basis points to 48.3% for 2003 compared to 50.3% for 2002. The downward pressure on margins was primarily due to h igher raw material prices and the integration of the new Coca-Cola FEMSA operations. In addition, our dollar-linked variable cost of sales became more expensive on a real basis because of the depreciation of the Mexican peso in 2003.

      Income from Operations

      Our consolidated operating expenses (including management fees paid to Labatt) increased by 36.0% in 2003 to Ps. 24.436 billion from Ps. 17.964 billion in 2002. As a percentage of total revenues, consolidated operating expenses remained stable at 32.2% in 2003 versus 32.4% in 2002.

      Consolidated administrative expenses increased by 17.9% to Ps. 5.740 billion in 2003 from Ps. 4.870 billion in 2002, primarily reflecting an increase of Ps. 818 million in the administrative expenses of Coca-Cola FEMSA as a consequence of the Panamco acquisition.

      Consolidated sales expenses increased by 42.8% to Ps. 18.696 billion in 2003 from Ps. 13.094 billion in 2002, mainly reflecting the combination of a 54% increase of sales expenses of Coca-Cola FEMSA due to the Panamco acquisition, which explains most of the increase, and to a much lesser extent an increase of 26% in the sales expenses of FEMSA Comercio due to the aggressive expansion in the number of stores implemented during the year.

      We incur various expenses related to the distribution of our products. We include these types of costs in the sales expenses line of our income statement. During 2003 and 2002, our distribution costs amounted to Ps. 4.848 billion and Ps. 4.092 billion, respectively, mainly due to the incorporation of Panamco. The exclusion of these charges from our cost of sales line may result in the amounts reported as gross profit not being comparable to other companies that may include all expenses related to their distribution network in cost of sales when computing gross profit (or an equivalent measure).

      Consolidated income from operations (including results of affiliated companies) increased by 22.6% reaching Ps. 12.114 billion for the full year 2003 from Ps. 9.878 billion in 2002. The consolidated operating margin decreased 1.8% to 16.0% of total revenues in 2003 as compared to 2002. This margin contraction was primarily due to the integration of the newly acquired Panamco territories which have a lower level of profitability than Coca-Cola FEMSA's original territories, and the increased contribution of the Oxxo retail chain in our consolidated financial results which has lower gross profit margin. In addition to this, both FEMSA Cerveza and FEMSA Empaques recorded operating margin contractions reflecting a lower gross profit margin at both subsidiaries caused by lack of pricing increases and the impact of a weaker Mexican peso on the cost of U.S. dollar-denominated raw materials.

      Some of our subsidiaries pay management fees to FEMSA in consideration for corporate services provided to such subsidiaries. Our subsidiaries' payments of management fees are eliminated in consolidation and, thus, have no effect on our consolidated operating expense, with the exception of the management fee paid by FEMSA Cerveza to Labatt, which amounted to Ps. 126 million in 2003 compared to Ps. 122 million in 2002. Prior to 2003, the excess of the purchase price over the fair value of the net assets acquired in a business combination was considered goodwill. With the adoption of Bulletin C-8, Coca-Cola FEMSA considers this excess to relate to the rights to produce and distribute Coca-Cola trademark products, which are recorded as intangible assets with indefinite lives that are not amortized, but are periodically subject to an impairment test. Therefore, we no longer amortize goodwill. (See note 5(i) to our consolida ted financial statements.)

Coca-Cola FEMSA

      Total Revenues

      Coca-Cola FEMSA's total revenues increased by 91.4% to Ps. 35.729 billion from Ps. 18.668 billion in 2002. Net sales increased by 91.6% to Ps. 35.487 billion in 2003, from Ps. 18.519 billion in 2002, as a result of the inclusion of sales from the newly acquired territories for eight months of 2003 as well as increases in sales in its previously existing territories in Mexico and Argentina.

      Sales volumes increased to 1.4501 billion unit cases for 2003. Most of Coca-Cola FEMSA's sales volume, approximately 56.8%, was attributable to the Mexican operations, which grew sales volume to 850.1 million unit cases during 2003 from 504.7 million unit cases in 2002. The sales growth in Mexico was primarily attributable to the inclusion of the newly acquired territories. In addition to this the following factors also attributed to our sales growth in Mexico (i) solid performance from new flavored brands including Fresca pink grapefruit and Lift green apple , (ii) incremental sales volume in Ciel still water in a 5.0-liter presentation, particularly in central Mexico and (iii) volume growth from the Coca-Cola brand .

      Average unit price per case decreased by 18.1% to Ps. 24.46 in 2003 from Ps. 29.86 in 2002 due to the inclusion of the newly acquired territories, which had a higher sales volume of lower priced products relative to the original Coca-Cola FEMSA territories.

      Other operating revenues increased by 62.9% to Ps. 242.6 million in 2003, from Ps. 148.9 million in 2002. Other operating revenues mainly consist of sales to other bottlers pursuant to tolling arrangements in Argentina , revenues from sales of recyclable scrap to bottle suppliers and sales of point of sales materials for the fountain business.

      Gross Profit

      Coca-Cola FEMSA's cost of sales increased to Ps. 17.980 billion in 2003, from Ps. 8.681 billion in 2002, as a result of the inclusion of the newly acquired territories for eight months of 2003. As a percentage of total sales, cost of sales increased 3.8%, reflecting the higher costs of sales in the newly acquired territories mainly due to the different product mix and higher manufacturing costs. Coca-Cola FEMSA was also affected by the impact of the devaluation of the U.S. dollar against the Mexican peso as applied to raw materials with prices that are paid in or determined with reference to the U.S. dollar.

      During 2003, Coca-Cola FEMSA's gross profit totaled Ps. 17.749 billion resulting in a gross margin of 49.68%. Mexico accounted for approximately 72.4% of Coca-Cola FEMSA's gross profit, totaling Ps. 12.845 billion in 2003. In Mexico, higher raw material prices, the effect of the devaluation of the Mexican peso versus the U.S. dollar on raw materials with prices payable in or determined with reference to the U.S. dollar, a softer economy and a lower disposable income amplified by a migration to multi-serving presentations from individual size presentations resulted in declining margins in 2003. Coca-Cola FEMSA's territories outside of Mexico have lower gross margins primarily due to the devaluation of the U.S. dollar versus their local currencies applied to their U.S. dollar-denominated expenses, in addition to higher manufacturing costs and different product mixes. In Central America , gross profit totaled Ps. 1.088 billion, approximately 6.1% of Coca-Cola FEMSA's gross profit, reaching a gross margin of 49.8% in 2003. In Argentina , Coca-Cola FEMSA was able to achieve a gross margin improvement of 2.6% as compared to 2002, resulting in a gross margin of 37.0% during 2003. This improvement was mainly driven by higher sales volume in more profitable products and an appreciation of the Argentine peso versus the U.S. dollar applied to its U.S. dollar-denominated raw materials and expenses.

      Income from Operations

      Coca-Cola FEMSA's operating expense was Ps. 11.039 billion in 2003, as a result of the inclusion of the newly acquired territories for eight months of 2003. As a percentage of total sales, operating expenses increased 2.4%, due to the standardization of marketing practices in the newly acquired territories and the fact that distribution costs in Coca-Cola FEMSA's new territories are higher than in its original territories. During 2003, in Mexico , Coca-Cola FEMSA eliminated Panamco's former headquarters in Mexico City and Miami , closed four plants out of 16, consolidated 29 distribution centers out of 142, introduced more than 73,000 new coolers into the market, and reconfigured pre-sale and distribution networks by reducing third party selling and distribution. Coca-Cola FEMSA implemented similar initiatives in its other territories as well. For example, it (i) closed 3 of 9 plants in Venezuela , (ii) closed 1 of 2 plants in Panama , (i ii) reduced its manufacturing plants from 17 to 11 in Colombia , and (iv) consolidated 1 of 4 plants in Brazil . The implementation of best practices and strong asset allocation efforts throughout its territories is an ongoing effort. However, during 2003, the potential cost savings from these efforts were more than offset by the incremental costs of the integration process.

      Coca-Cola FEMSA incurs various expenses related to the distribution of its products. It includes these types of costs in the selling expenses line of its income statement. During 2003 and 2002, its distribution costs amounted to Ps. 2.804 billion and Ps. 2.099 billion, respectively. The exclusion of these charges from its cost of sales line may result in the amounts reported as gross profit not being comparable to other companies, which may include all expenses related to their distribution network in cost of sales when computing gross profit (or an equivalent measure) .

      In Mexico , income from operations totaled Ps. 5.634 billion in 2003, and represented approximately 84.0% of that income from operations. Its other territories, accounting for 16.0% of that income from operations, had much lower operating margins. In these territories, Coca-Cola FEMSA sees opportunities to develop a more effective returnable packaging base, new product alternatives, and to improve execution practices. Total income from operations after amortization of goodwill grew to Ps. 6.710 billion in 2003, from Ps. 4.627 billion in 2002. Income from operations as a percentage of total revenues decreased 6.0% in 2003, from 24.8% to 18.8%, mainly as a result of the inclusion of its new territories, which have lower operating margins.

FEMSA Cerveza

      Total Revenues

      FEMSA Cerveza's net sales increased by 1.4% to Ps. 21.763 billion in 2003 from Ps. 21.453 billion in 2002. Other operating revenues, which consist mainly of sales of manufacturing by-products and sundries in retail locations owned by FEMSA Cerveza, totaled Ps. 161 million in 2003, 15.5% lower than in 2002. Total revenues for FEMSA Cerveza increased by 1.3% to Ps. 21.924 billion in 2003 from Ps. 21.642 billion in 2002. The increase in revenues in 2003 was primarily attributable to the net effect of the following: (i) a 3.3% and 1.4% increase in domestic and export volumes, respectively, and (ii) a reduction of 2.4% in domestic revenue per hectoliter and a 9% increase in export revenue per hectoliter. Domestic revenues represented 93% of the total, while the remaining 7% came from exports, which is for the most part in line with the previous year.

      Domestic sales volume increased in 2003 by 3.3% reaching 22.582 million hectoliters compared to 21.856 million hectoliters in 2002. This increase was due to (i) the absence of a price increase since early 2002, (ii) a modest recovery in the Mexican economy, which experienced an estimated increase of 1.3% in Gross Domestic Product during the year and (iii) successful promotions, particularly with the Sol and Indio brands. Our domestic revenue per hectoliter increased 2.4% in nominal terms due to a successful shift in our sales mix from returnable presentations towards more premium, higher profit margin presentations such as non-returnable bottles and cans.

      Export sales volume increased by 1.4% in 2003 reaching 1.982 million hectoliters compared to 1.955 million hectoliters in 2002. This was primarily due to a 1.2% increase in sales volume to the United States , the destination for most of our exports, in particular, our Tecate and Dos Equis brands. The export revenue per hectoliter increased 9.0% in peso terms, mainly as a result of a depreciation in real terms of the peso versus the U.S. dollar in 2003 and a price increase in U.S. dollar terms effective at the end of 2002.

      Gross Profit

      FEMSA Cerveza's increase in cost of sales remained in line with revenue growth. Cost of sales increased to Ps. 9.425 billion for 2003 from Ps. 9.281 billion during 2002. FEMSA Cerveza's gross profit totaled Ps. 12.499 billion resulting in a gross margin of 57.4%, a slight decrease of 20 basis points compared with the 2002 level of 57.6%. The margin was impacted by the currency effect due to an increase in U.S. dollar denominated costs, which represented approximately one-fourth of cost of sales, that was offset by: (i) better purchasing terms for raw materials, (ii) headcount adjustments and (iii) lower transportation costs from our breweries to the warehouses.

      Income from Operations

      FEMSA Cerveza's operating expenses increased by 2.0% to Ps. 8.522 billion in 2003, from Ps. 8.354 billion in 2002 and represented 38.9% of total revenues in 2003, compared to 38.6% of total revenues in 2002.

      Administrative expenses increased by 3.1% to Ps. 2.333 billion in 2003, from Ps. 2.262 billion in 2002, reflecting mainly the start of the amortization of the ERP commercial module and its initial rollout.

      Sales expenses increased by 1.6% to Ps. 6.189 billion in 2003, from Ps. 6.093 billion in 2002, primarily reflecting an increase in variable expenses that grew in line with our sales. At 28.2% of total revenues, sales expenses remained constant with the 2002 level of 28.2%.

      Our participation in affiliated companies dropped by 65.9% relative to the previous year, primarily reflecting a reduction in the profitability of Labatt USA due to increased marketing spending for our brands Tecate and Dos Equis .

      FEMSA Cerveza's income from operations, before deduction of management fees paid to us and to Labatt, decreased by 2.1% to Ps. 4.007 billion in 2003 from Ps. 4.094 billion in 2002. This is due to (i) lower gross profit margin, (ii) new amortizations of ERP related expenses and (iii) lower profitability at Labatt USA . In 2003, FEMSA Cerveza's operating margin before deduction of management fees decreased by 60 basis points to 18.3% of total revenues. Management fees amounted to Ps. 420 million and represented 1.9% of total revenues in 2003, compared to Ps. 407 million recorded in 2002, which represented 1.9% of total revenues in 2002. FEMSA Cerveza's income from operations after deduction of management fees amounted to Ps. 3.587 billion, 2.7% less than in 2002.

FEMSA Comercio

      Total Revenues

      Total revenues increased by 25.3% to Ps. 16.601 billion in 2003, from Ps. 13.247 billion during 2002. The increase of total revenues of FEMSA Comercio was mainly a result of the aggressive expansion of the Oxxo convenience store chain, which added 582 net new Oxxo stores during the year. The Oxxo chain brought the total number of stores nationwide up to 2,798, an increase of 26.3% from 2002. This increase is an average of a 30% increase in the number of stores in the central and southern regions of the country and a 24% increase in the north of Mexico .

      Same-store sales of Oxxo increased 8.2% in 2003 reflecting an increase in the average consumer purchase of 1.7% and an increase in store traffic of 6.5%. This increase reflects the rapid expansion as well as stronger category management practices, such as tailoring the product offering at the store depending on its geographical location. This same-store sales calculation is different than what we have historically presented as “Sales of Comparative Mature Stores,” which reflected the variation in average sales of Oxxo stores that were then currently in operation for 18 consecutive months. Under our new methodology, we now calculate same-store sales by comparing the sales of stores for each year that have been in operation for at least thirteen months with the sales of those same stores during the previous year. This change in our methodology falls in line with industry standards of how same-store sales are calculated, is reflect annual report and will be our practice going forward.

      Gross Profit

      Cost of sales remained in line with revenue growth at Ps. 12.199 billion in 2003, from Ps. 9.739 billion in 2002, an increase of 25.3%. As a result, our gross margin was also stable relative to our growth in total sales at Ps. 4.402 billion in 2003, compared to Ps. 3.508 billion in 2002.

      Income from Operations

      Operating expenses increased by 24.8% to Ps. 3.621 billion in 2003, from Ps. 2.902 billion in 2002. These expenses remained practically flat as a percentage of total revenues at 21.8% in 2003 and 21.9% in 2002. Administrative expenses increased 12.1% to Ps. 285 million during 2003, from Ps. 254 million in 2002, as we adjusted our management structure to support our expanded operations. In particular, we opened two new regional administrative offices and now have 37 offices nationwide. Sales expenses increased 26.0% to Ps. 3.336 billion, compared to Ps. 2.647 billion in 2002. At 20.1% of our total revenues, this figure remained in line with 2002. This increase was due to the amortization of investments in technology and systems, as well as investments in distribution and workforce as we plan to strengthen the expansion of Oxxo's business model.

      FEMSA Comercio's income from operations, before deduction of management fees, increased by 28.9% to Ps. 781 million in 2003, from Ps. 606 million in 2002. This increase was in line with sales growth and contributed to a stable operating margin of 4.7% for 2003, slightly above the 4.6% operating margin achieved in 2002. In 2003, management fees amounted to Ps. 87 million or 0.5% of total revenues compared to Ps. 99 million or 0.7% of total revenues in 2002. FEMSA Comercio's operating margin after deduction of management fees increased 0.4% to 4.2% of total revenues in 2003.

FEMSA Empaques

      Total Revenues

      FEMSA Empaques' total revenues increased by 7.1% to Ps. 7.352 billion in 2003, from Ps. 6.862 billion in 2002. This increase is primarily due to (i) a 7.7% increase in the sales volume of beverage cans, mainly to Coca-Cola FEMSA and FEMSA Cerveza, (ii) the currency effect of the depreciation of the Mexican peso, which offset a small decrease in the average price of these products in U.S. dollars, (iii) a surge in the sales volume of refrigerators shipped to the former Panamco territories and (iv) the production of plastic cases for a new 2.5 liter bottle for Coca-Cola FEMSA.

      Gross Profit

      FEMSA Empaques' cost of sales reached Ps. 5.639 billion during 2003 compared to Ps. 5.193 billion in 2002, resulting in a gross margin of 23.4% in 2003 compared to 24.4% in 2002. This decrease in gross margin is primarily due to (i) an increase in the cost of U.S. dollar-denominated raw materials, (ii) an increase in depreciation expenses related to the molds used to produce the cases for 2.5 liter plastic bottles and the replacement of one of the glass furnaces replaced early 2003 and (iii) higher energy costs.

      Income from Operations

      Operating expenses decreased by 1.6% to Ps. 614 million in 2003 from Ps. 624 million in 2002 and decreased only 70 basis points as a percentage of total revenues to 8.4% in 2003. Administrative expenses decreased by 8.2% to Ps. 177 million in 2003 compared to Ps. 193 million in 2002, due to a decrease in the personnel level, along with the optimization of certain administrative processes. Sales expenses increased 1.4% to Ps. 437 million in 2003 compared to Ps. 431 million in 2002, mainly as a result of higher freight costs due to the increased sales volume of refrigerators and plastic cases.

      Income from operations, before deduction of management fees, increased by 5.1% to Ps. 1.098 billion in 2003 compared to Ps. 1.045 billion in 2002. This resulted in an operating margin, before reduction of management fees, of 14.9% of total revenues, 0.3% less than in 2002. In 2003, management fees amounted to Ps. 111 million, or 1.5% of total revenues, compared to Ps. 103 million recorded in 2002, 1.5% of total revenues. FEMSA Empaques' operating margin, after deduction of management fees, was 13.4% in 2003, compared to 13.7% in 2002.

FEMSA Consolidated–Net Income

Integral Cost of Financing

      Net interest expense during 2003 amounted to Ps. 1.845 billion compared to Ps. 478 million in 2002, resulting primarily from the interest expense related to new debt issued by Coca-Cola FEMSA in order to finance the acquisition of Panamco.

      Foreign exchange gain (loss) during 2003 amounted to a loss of Ps. 2.532 billion compared to a loss of Ps. 293 million in 2002. This amount primarily reflects our higher U.S. dollar-denominated liabilities resulting from the new debt incurred for our recent acquisition of Panamco and a 3.3% depreciation in real terms of the Mexican peso versus the U.S. dollar during the year.

      Monetary position gain (loss) during 2003 amounted to a gain of Ps. 954 million, compared to a gain of Ps. 398 million during 2002. Most of the additional gain is attributable to the inflation rate over the liabilities attained from the various territories in our recent acquisition. To determine changes in monetary position, we reflect adjustments for inflation over the year such that monetary assets and liabilities obtained or disposed of during the year are not eroded.

      Tax recognized during 2003 amounted to Ps. 3.378 billion, which includes income tax, tax on assets, and employee profit sharing compared to Ps. 3.764 billion in 2002. The effective tax rate for the year was 42.0% and compares favorably with the 44.0% effective tax rate of 2002.

Net Income

      Our consolidated net income decreased 2.8% to Ps. 4.657 billion from Ps. 4.791 billion for 2002, mainly attributable to a foreign exchange loss. Consolidated net majority income amounted to Ps. 3.093 billion for the year 2003, which is 5% higher than 2002. Net majority income per FEMSA Unit was Ps. 2.919 for 2003. Net majority income per FEMSA ADS, considering an exchange rate of Ps. 11.235 per dollar, was 2.598 U.S. dollars for 2003.

Results of Operations for the Year Ended December 31, 2002
Compared to the Year Ended December 31, 2001

FEMSA Consolidated

      Total Revenues

      FEMSA's consolidated total revenues increased by 5.6% to Ps. 55.395 billion for the year ended December 31, 2002, from Ps. 52.465 billion for the year ended December 31, 2001. Consolidated net sales increased by 5.5% to Ps. 55.176 billion in 2002, from Ps. 52.301 billion in 2001 and represented 99.6% of total revenues in 2002, compared to 99.7% in 2001. FEMSA Comercio, whose total revenue increased 18.7%, contributed significantly to the growth in consolidated revenue with the opening of 437 net new Oxxo stores, and Coca-Cola FEMSA, whose total revenues grew 5.0%, was also a significant contributing factor. FEMSA Cerveza faced weak demand in the northern markets throughout the year, but posted revenue growth of 0.5% aided by steady demand and successful performance in the central and southern markets. FEMSA Empaques capitalized on strong demand for its main product lines in the second half of the year and closed t he year with 0.3% growth in revenue.

      Gross Profit

      Our consolidated gross profit increased by 5.2% to Ps. 27.755 billion in 2002 from Ps. 26.395 billion in 2001. As gross profit increased at a slightly lower rate than net sales, our consolidated gross profit margin was 50.3%, a decrease of 0.2% over 2001. In addition, our U.S. dollar-linked variable cost of sales became more expensive on a real basis because of the depreciation of the Mexican peso in the second half of 2002. The decrease in gross profit margin was only partially offset by operational efficiencies achieved in our manufacturing facilities, such as increased productivity and strategic procurement.

      Income from Operations

      Our consolidated operating expenses (including goodwill amortization and management fees paid to Labatt) increased by 2.5% in 2002 to Ps. 17.964 billion, from Ps. 17.527 billion in 2001. As a percentage of total revenues, consolidated operating expenses decreased by 100 basis points to 32.4% in 2002.

      Consolidated administrative expenses increased by 1.2% to Ps. 4.870 billion in 2002 from Ps. 4.814 billion, primarily reflecting the net effect of the following:

  increases in administrative expenses at Coca-Cola FEMSA, mainly reflecting investments in preparation for a large acquisition, such as administrative consultants and expanding managerial staff, plus certain system upgrades in Mexico ;
  slight increases in administrative expenses at FEMSA Comercio, related to its expansion, and at FEMSA Empaques, reflecting investments in ERP systems; and
  slight decrease in FEMSA Cerveza's administrative expenses as a result of efforts to contain expenses.

      Some of our subsidiaries pay management fees to FEMSA in consideration for corporate services provided to such subsidiaries. Our subsidiaries' payments of management fees are eliminated in consolidation and thus have no effect on our consolidated operating expense, with the exception of the management fee paid by FEMSA Cerveza to Labatt, which amounted to Ps. 122 million in 2002 compared to Ps. 129 million in 2001. Goodwill amortization corresponding to Coca-Cola FEMSA amounted to Ps. 40 million in 2002 compared to Ps. 106 million in 2001, reflecting the goodwill impairment related to Coca-Cola FEMSA Buenos Aires.

      Consolidated sales expenses increased by 3.0% to Ps. 13.094 billion in 2002 from Ps. 12.713 billion in 2001, mainly reflecting the combination of:

  growth in FEMSA Comercio's sales expenses as the chain expands at a rapid pace, requiring a proportional operating expense infrastructure and a larger infrastructure required to manage the expansion of the chain; and
  reduction in Coca-Cola FEMSA's sales expenses reflecting expense containment measures in Mexico and lower marketing expenses and payroll optimization in Argentina .

      We incur various expenses related to the distribution of our products. We include these types of costs in the sales expenses line of our income statement. During 2002 and 2001, our distribution costs amounted to Ps. 4.092 billion and Ps. 4.013 billion, respectively. The exclusion of these charges from our cost of sales line may result in the amounts reported as gross profit not being comparable to other companies, which may include all expenses related to their distribution network in cost of sales when computing gross profit (or an equivalent measure).

      All of our principal businesses reported increases in their respective income from operations, which produced growth in consolidated income from operations (after participation in the results of affiliated companies) for the full year 2002 of 11.0% to Ps. 9.878 billion from Ps. 8.902 billion in 2001. Our consolidated operating margin increased 0.8% to 17.8% of consolidated total revenues. Coca-Cola FEMSA was our primary driver of profitability growth, posting a 14.0% increase in its income from operations. FEMSA Cerveza and FEMSA Comercio each generated similar amounts of incremental operating profit in 2002, contributing to the consolidated result with growth rates of 5.3% and 44.3%, respectively, in their operating income (before management fees).

Coca-Cola FEMSA

      Total Revenues

      Coca-Cola FEMSA recorded net sales of Ps. 18.519 billion in 2002, a 5.0% increase over net sales of Ps. 17.637 billion in 2001. Revenue growth was primarily attributable to strong volume growth and a steady improvement in the average price per unit case in Mexico , which more than offset the volume contraction observed in Argentina . Other revenues, which consist mainly of income from toll production agreements with a neighboring Coca-Cola Bottler in Argentina , whereby Coca-Cola FEMSA has been producing Coca-Cola brand beverages for sale in its territories, amounted to Ps. 149 million in 2002, 10.1% higher than in 2001. Total revenues for Coca-Cola FEMSA increased by 5.0% to Ps. 18.668 billion in 2002 from Ps. 17.773 billion in 2001.

      Coca-Cola FEMSA recorded volume growth of 5.6% to 505 million unit cases in Mexico and an improvement in the real revenue per unit case of 1.1% during 2002. These improvements resulted in revenue growth of 6.7% to Ps. 16.843 billion in Mexico for 2002. We believe that the principal volume drivers in Mexico in 2002 were:

  strong performance of Mundet beverages and still water, particularly the new 5-liter jug of Ciel;
  continued expansion in the flavor and “new categories” segments with the introduction of new and exciting products, such as Beat , Mundet , Mickey Adventuras , Kin Light and Nestea ; and
  modest volume growth in the core cola portfolio.

      In Argentina , Coca-Cola FEMSA operated in a very depressed economic environment in 2002. Volume decreased by 11.0% to 116 million unit cases in a year that started off with a severe economic crisis that hampered demand for our products. Coca-Cola FEMSA responded to this challenging market with the objectives of defending the brand equity of its brands, regaining market share from “B” Brands, extracting positive cash flow and performing overall damage containment. As the year progressed, the commercial strategies implemented by Coca-Cola FEMSA yielded a more favorable outcome, closing the year with volume growth in the fourth quarter of 2002. The principal strategies implemented were:

  shifting the mix back to returnable packages, which jumped from 5.8% of the mix in 2001 to 12.4% in 2002, led by the 1.25-liter glass returnable presentation of Coca-Cola , Fanta and Sprite ; and
  continuing to promote the core Coca-Cola brand while further developing the value protection brands ( Taí and Crush ).

      Together these strategies allowed Coca-Cola FEMSA to defend its pricing structure and produced an increase in average revenue per unit case of 2.1% in 2002 compared to 2001. The reduction in total revenue was limited to 8.2%.

      Gross Profit

      Coca-Cola FEMSA's cost of sales increased by 5.1% to Ps. 8.681 billion in 2002, from Ps. 8.256 billion in 2001, and its gross profit increased by 4.9% to Ps. 9.987 billion, from Ps. 9.517 billion in 2001. Gross margin expanded by 0.1% to 53.9% in 2002. Coca-Cola FEMSA's Mexican operations experienced a gross margin expansion of 0.9% for the full year 2002, resulting mainly from solid revenue growth characterized by greater fixed cost absorption as a result of growth in volumes. The Argentine operation's gross margin dropped 9.8% to 36.0% of net sales for the full year 2002, due to lower absorption of fixed costs as a result of lower volumes, higher prices of raw materials and a larger depreciation charge in Argentina in connection with the reevaluation of fixed assets of foreign origin as a consequence of the devaluation of the Argentine peso.

      Income from Operations

      Operating expenses for 2002 decreased by 0.6% to Ps. 5.320 billion. As a percentage of total revenues, operating expenses decreased 1.6% to 28.5% in 2002. Administrative expenses in Mexico remained flat as a proportion of total revenues when compared to 2001; in absolute terms, these expenses increased 7.9% mainly reflecting investments in preparation for a large acquisition, such as systems upgrades, administrative consultants and reinforcing managerial staff. Administrative expenses for Argentina grew 17.2% relative to 2001, due mainly to higher depreciation in local currency in connection with a reevaluation of our foreign currency-denominated assets. Selling expenses for Coca-Cola FEMSA in Mexico increased by 0.2% in 2002, which represents a reduction of 1.3% relative to total revenues, reflecting improvements in operations in Mexico . Selling expenses also decreased in Argentina in 2002, as a result of lower marketing expenses a nd headcount reduction combined with adjusted salar ies.

      Goodwill amortization for 2002 was Ps. 40.4 million compared to Ps. 106.2 million for 2001, reflecting impairment in the goodwill as a result of the difficult economic situation in Argentina . In July 2002, Coca-Cola FEMSA recorded an impairment of Ps. 457 million. Until 2002, under Mexican GAAP, goodwill is amortized gradually in the income statement through a straight-line method for a 20-year period. Coca-Cola FEMSA's income from operations after amortization of goodwill increased by 14.0% to Ps. 4.627 billion in 2002, from Ps. 4.057 billion in 2001, reflecting the net effect of the following:

  an increase of 15.5% in income from operations of Coca-Cola FEMSA's Mexican operations; and
  a decline of 66.6% in income from operations of Coca-Cola FEMSA's Argentine operations.

      Coca-Cola FEMSA's operating margin increased by 2.0% to 24.8% of total revenues in 2002 from 22.8% of total revenues in 2001.

FEMSA Cerveza

      Total Revenues

      FEMSA Cerveza's net sales increased by 0.4% to Ps. 21.453 billion in 2002 from Ps. 21.367 billion in 2001. Other revenues, which consist mainly of income from the sale of manufacturing byproducts and sundries in retail locations owned by FEMSA Cerveza, totaled Ps. 189 million in 2002, 20.2% higher than in 2001. Total revenues for FEMSA Cerveza increased by 0.5% to Ps. 21.642 billion in 2002, from Ps. 21.529 billion in 2001. The increase in revenues in 2002 was primarily attributable to the net effect of the following:

  0.2% decrease in total sales volume; and
  0.6% improvement in real total revenue per hectoliter sold for the full year 2002, derived primarily from a 7.0% nominal increase in the domestic price of beer (on a weighted average basis) implemented during the first quarter of 2002. FEMSA Cerveza's average revenue per hectoliter in 2002 was Ps. 901.0, including domestic and export sales.

      Domestic volume declined by 0.7% to 21.856 million hectoliters, as FEMSA Cerveza continued to experience the adverse effects of the deterioration in disposable income in the northern region of Mexico. FEMSA Cerveza has greater exposure to the markets in the northern regions, where it sells approximately 56% of its domestic volume. Over the past two years we have observed a progressive deterioration in the economy that has disproportionately affected the northwest region, as its higher concentration of border towns makes it more susceptible to the U.S. economy. The central and southern regions have been more protected from this economic slowdown. For example, we estimate that employment in the manufacturing and retail industries in the north declined approximately 4.6% in 2002, compared to an estimated decline of 0.3% and 0.4% in the central and southern regions, respectively. At the same time, our sales volumes in the north declined 2.9%, while those in the rest of the country grew by approximately 1.9%. Another factor that materially affected our ability to sell more of our beer products in the north was a higher presence of beer imports, particularly during the period of Mexican peso appreciation against the U.S. dollar in the first half of 2002. On a quarterly basis, domestic volume trends were as follows: a 2.2% volume decline in the first quarter, marginal growths of 0.1% and 0.3% in the second and third quarters, respectively, and a decline of 1.3% in the fourth quarter of 2002, all relative to the comparable quarters of 2001. Pricing in the domestic market increased by 0.9% in real terms, averaging Ps. 921 per hectoliter in 2002.

      Export volume grew by 6.1% to 1.955 million hectoliters in 2002 and represented 8.2% of the total volume sold by FEMSA Cerveza. Volume sold to North America , FEMSA Cerveza's main export market, increased by 8.2% and accounted for 92.2% of FEMSA Cerveza's export volume. Export volume to Europe and Asia declined 17.6% and 25.7%, respectively, compared to 2001 and accounted for 2.9% and 2.8% of total export sales. Average pricing in the export market decreased by 2.2% in real terms, averaging Ps. 679 per hectoliter in 2002. Export revenues increased by 3.7% to Ps. 1.327 billion in 2002 and in U.S. dollar terms, export revenues increased by 3.7% to US$127 million.

      In 2002, we adopted EITF Consensus No. 01-9, “Accounting for Consideration Given By a Vendor to a Customer or Reseller of the Vendor's Products,” issued by the FASB. This consensus requires certain sales expenses incurred by FEMSA Cerveza previously classified as operating expenses to be reclassified as deductions from revenue. Amortizations that were previously classified as sales expenses in the amount of Ps. 885 million for 2001 were reclassified as a reduction in net sales in accordance with this EITF consensus. Correspondingly, during 2002 we classified Ps. 990 million as a reduction in net sales.

      Gross Profit

      FEMSA Cerveza's cost of sales for 2002 remained flat at Ps. 9.281 billion compared to 2001. FEMSA Cerveza's gross profit increased by 1.0% to Ps. 12.361 billion in 2002, from Ps. 12.244 billion in 2001. As a percentage of net sales, gross margin increased by 30 basis points to 57.6% in 2002, reflecting enhancements in manufacturing productivity and savings in the plant-to-warehouse logistics. Cost trends for FEMSA Cerveza's principal raw materials (malting barley, hops, aluminum cans and glass bottles) remained relatively stable throughout 2002. The favorable effect of the appreciation of the Mexican peso against the U.S. dollar on U.S. dollar-denominated costs during the first half of the year was more than offset by a depreciation of the Mexican peso against the U.S. dollar during the latter half of 2002.

      Income from Operations

      FEMSA Cerveza's operating expenses decreased by 0.4% to Ps. 8.354 billion in 2002 from Ps. 8.390 billion in 2001 and represented 38.6% of total revenues in 2002, compared to 39.0% of total revenues in 2001. Administrative expenses decreased by 0.7% to Ps. 2.262 billion in 2002 from Ps. 2.277 billion in 2001, reflecting continued expense containment practices across the organization and an average headcount reduction. Selling expenses decreased by 0.3% to Ps. 6.093 billion in 2002 and represented 28.2% of total revenues. Our success in containing sales expenses and generating operational savings resulted from the following:

  warehouse rationalization across all markets;
  presale logistics, which by separating the sales and delivery functions have reduced significantly unsold load in delivery trucks; and
  improved resource utilization, which resulted in a net reduction of sales routes.

      FEMSA Cerveza has continued to invest in the development of its new competitive business model, which has entailed budgeted expenditures in information technology platforms (including the ERP system), acquisition of third party distributorships, high-impact marketing campaigns and deployment of commercial equipment (such as refrigerators and point-of-sale displays). See “Item 4. Information on the Company-FEMSA Cerveza-Business Strategy.”

      FEMSA Cerveza recorded Ps. 87 million in 2002 for participation in the results of affiliated companies (including Labatt USA ) compared to Ps. 34 million in 2001. FEMSA Cerveza's income from operations, before deduction of management fees paid to us and to Labatt, increased by 5.3% to Ps. 4.094 billion in 2002 over Ps. 3.888 billion recorded in 2001. In 2002, FEMSA Cerveza's operating margin before deduction of management fees increased 0.8% to 18.9% of total revenues. Management fees amounted to Ps. 407 million and represented 1.9% of total revenues in 2002 compared to Ps. 430 million recorded in 2001, which represented 2.0% of total revenues in 2001. FEMSA Cerveza's income from operations after deduction of management fees amounted to Ps. 3.687 billion, 6.6% more than in 2001.

FEMSA Comercio

      Total Revenues

      FEMSA Comercio's total revenues increased by 18.7% in 2002 to Ps. 13.247 billion, from Ps. 11.160 billion in 2001. The increase of total revenues of FEMSA Comercio was mainly a result of the aggressive expansion of the Oxxo convenience store chain, which added 437 net new stores during the year. We believe that the strong revenue growth rate of the Oxxo chain is primarily attributable to:

  site scouting capabilities;
  nationwide presence;
  efficient store setup model; and
  aggressive expansion and saturation business plan.

      The Oxxo chain brought the total number of stores up to 2,216 by year-end 2002. As the chain grows, we have discovered new market opportunities in urban centers with high pedestrian traffic, such as hospitals and convention centers, and are increasingly exploiting the convenience store/gasoline station format. Same-store sales increased by 6.0% with respect to 2001. Same-store sales in our northwestern markets-which have the highest border town concentration-performed weakly in 2002. In contrast, the central and southern regions of the country have experienced significant same-stores sales growth during 2002. Growth in the northwest was affected by:

  economic sluggishness characterized by high rates of unemployment;
  the strength of the peso during the first semester of 2002 which induced consumers to purchase sundries across the border in U.S. territory; and
  high differentials in the price of gasoline between Mexico and the U.S. that caused Mexicans to buy gasoline and therefore convenience store products in the U.S. ( Mexico being materially more expensive until corrective measures were taken in major border towns in December 2002).

      Average monthly traffic per store (within the same-store sample) increased by 4.7% and the average sale per customer decreased by 1.3% during the full year 2002. We believe that these increases are mainly attributable to:

  FEMSA Comercio's strategy of competitively pricing traffic-generating products;
  improvement in the value proposition to Oxxo's customers, including cross promotions, product introductions, and store enhancements; and
  Oxxo becoming a reliable payment center where our customers can pay most home utilities in one stop.

      Gross Profit

      FEMSA Comercio recorded gross profit of Ps. 3.508 billion for the full year 2002, a 22.4% gain over the Ps. 2.867 billion recorded in 2001. Gross margin improved 0.8% to 26.5% of net sales, as compared to 25.7% for 2001, as the additional scale has also allowed us to establish strategic alliances with some of our suppliers and thereby reduce costs. In addition, our successful category management execution and our growing ability to work jointly with our supplier partners to design differentiated assortment, pricing and promotions have contributed to gross margin expansion.

      Income from Operations

      Operating expenses increased by 18.7% to Ps. 2.902 billion in 2002, from Ps. 2.445 billion in 2001 and remained flat as a percentage of total revenues at 21.9% in both 2002 and 2001. Administrative expenses increased by only 5.4% to Ps. 254 million, as the increased costs associated with expansion were mitigated by higher absorption of fixed administrative costs as more stores were opened in cities where there is already an Oxxo administrative infrastructure. Selling expenses increased 20.1% to Ps. 2.647 billion, slightly above total revenue growth, reflecting higher expenditures associated with the infrastructure required to manage the expansion of the chain. FEMSA Comercio recorded income from operations, before deduction of management fees, of Ps. 606 million in 2002, an increase of 44.3% from the Ps. 420 million recorded in 2001. FEMSA Comercio's operating margin before management fees grew 0.8% to 4.6% o f total revenues in 2002 from 3.8% in 2001. In 2002, management fees amounted to Ps. 99 million or 0.7% of total revenues compared to Ps. 111 million or 1.0% of total revenues in 2001. FEMSA Comercio's operating margin after deduction of management fees increased by 1.0% to 3.8% of total revenues in 2002.

FEMSA Empaques

      Total Revenues

      FEMSA Empaques' total revenues increased 0.3% to Ps. 6.862 billion in 2002 from Ps. 6.840 billion in 2001, which was mainly attributable to a surge in demand in beverage cans and glass bottles coupled with the favorable effect of the weaker Mexican peso on our U.S. dollar revenues in the second half of the year. These increases offset slower demand for our packaging products in the first six months of 2002. For the full year, average capacity utilization was close to full in all of our main product lines.

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

      Glass bottle volumes grew a solid 8.4% to 1.053 billion bottle units in 2002, while Mexican peso-denominated prices decreased 1.4%. FEMSA Empaques has encountered very high demand for its glass products domestically, since there is currently almost no excess capacity in the industry. Coca-Cola FEMSA purchased a larger number of 8 oz non-returnable glass Coca-Cola contour bottles. Supply of internal clients rose from 68.4% in 2001 to 89.2% in 2002. FEMSA Empaques commenced an inventory buildup during the fourth quarter of 2002 in preparation for the scheduled replacement of one of its glass furnaces in the first quarter of 2003, which involved approximately 85 days of inactivity.

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

      Export revenues increased by 12.2% to Ps. 749 million and represented 10.9% of net sales in 2002. In U.S. dollar terms, export revenues increased by 12.4% to US$71.7 million.

      Gross Profit

      FEMSA Empaques' cost of sales decreased by 1.3% to Ps. 5.193 billion in 2002 from Ps. 5.259 billion in 2001, mainly due to the following factors:

  efficiencies achieved in the manufacturing lines that resulted in less spoilage and lower headcount;
  consistency in the average contracted price of steel sheets; and
  slight declines in the average price for bulk aluminum and ancillary raw materials.

      Gross profit increased by 5.6% to Ps. 1.669 billion in 2002 from Ps. 1.581 billion in 2001, resulting in a gross margin expansion of 1.3% to 24.4% of net sales in 2002, as compared to 23.1% in 2001. Improvement in gross profit is closely related to exchange rate fluctuations: as the Mexican peso depreciated against the U.S. dollar towards the end of the year, U.S. dollar-denominated income for metallic products increased at a faster rate than costs, which have significant Mexican peso-denominated components. FEMSA Empaques is gradually recovering its long-term gross margin level, which has reached as high as 25.4% in the last five years, by means of implementing high productivity measures in the manufacturing plants such as the elimination of line personnel and middle management and application of ERP systems.

      Income from Operations

      Operating expenses increased by 6.5% to Ps. 624 million in 2002 from Ps. 586 million in 2001 and increased only 0.5% as a percentage of total revenues to 9.1% in 2002. For the full year 2002, FEMSA Empaques recorded parallel increases in sales expenses and administrative expenses of 7.0% and 5.5%, respectively. The increase in sales expenses is mainly attributable to higher shipment costs. The increase in administrative expenses is mainly attributable to the one-time implementation costs of ERP modules in Famosa.

      Income from operations before deduction of management fees increased by 5.0% to Ps. 1.045 billion in 2002, from Ps. 995 million for 2001, primarily reflecting the growth in gross profit. FEMSA Empaques recorded an operating margin before deduction of management fees of 15.2% in 2002, compared to a 14.5% margin recorded in 2001. In 2002, management fees amounted to Ps. 103 million, or 1.5% of total revenues, compared to Ps. 105 million recorded in 2001, also 1.5% of total revenues. FEMSA Empaques' operating margin after deduction of management fees was 13.7% in 2002 compared to 13.0% in 2001. Operating margin was significantly affected in the first quarter of 2002, under a considerably strong Mexican peso scenario, but rebounded to record levels in the second and third quarters, as the Mexican peso depreciated.

FEMSA Consolidated-Net Income

      Our consolidated net income decreased by 8.1% to Ps. 4.791 billion in 2002, from Ps. 5.215 billion recorded in 2001. The decrease in net income recorded for the full year 2002 resulted from the net effect of:

  an 11.0% increase in consolidated income from operations;
  the write-off of a portion of our goodwill related to the acquisition of Coca-Cola FEMSA Buenos Aires;
  a significant increase in the consolidated integral result of financing loss, primarily in connection with the devaluation of the Mexican peso against the U.S. dollar in the second half of the year; and
  a larger tax provision.

      Goodwill

      In view of the continued deterioration and uncertainty in Argentine economic conditions, we decided to take a more conservative approach in the valuation of the goodwill related to our investments in that country. Therefore, in the third quarter we wrote down Ps. 457 million related to the acquisition of the territories of Coca-Cola FEMSA Buenos Aires. In view of the prevailing volatility of the Argentine currency, we also decided to take a conservative approach and stop considering our investment in Coca-Cola FEMSA Buenos Aires as a hedge for the U.S. dollar-denominated liabilities incurred in connection to this acquisition, thereby affecting the integral cost of financing for 2002 in the foreign exchange and monetary position calculations. These adjustments were non-cash.

      Integral Cost of Financing

      In the twelve months ended December 31, 2002, we recorded a consolidated integral cost of financing of Ps. 373 million, compared to a consolidated integral cost of financing of Ps. 274 million for the comparable period in 2001. In 2002, consolidated net financial expense decreased by 2.0% to Ps. 478 million as compared to Ps. 488 million in 2001. Consolidated interest expense decreased by 4.3% to Ps. 943 million compared to 2001, mainly attributable to lower average real rates for our liabilities, although our average gross liabilities increased by 3.4% in 2002 and the U.S. dollar portion was subsequently affected by the devaluation of the peso against the dollar that occurred in the second half of the year. This was partially compensated by the reduction in consolidated interest income, which decreased by 6.4% to Ps. 465 million reflecting the net effect of lower interest rates earned on our investments rela tive to the year 2001 and a larger average cash position in Mexican pesos. As of December 31, 2002, our weighted average cost of debt was 6.9%, approximately 0.9% lower than the weighted average cost of debt as of December 31, 2001.

      For the year 2002, we recorded a consolidated foreign exchange loss of Ps. 293 million compared to a foreign exchange gain of Ps. 256 million for the year 2001, primarily reflecting:

  the effect of the depreciation of the Mexican peso against the U.S. dollar, which totaled Ps. 1.28 per U.S. dollar in the year, on our net dollar liabilities in Mexico, compared to an appreciation of Ps. 43 cents on higher net U.S. dollar liabilities observed in 2001; and
  the depreciation of the Argentine peso against the U.S. dollar on our net U.S. dollar assets in Argentina, which had a positive effect on the foreign exchange variation during 2002.

      The gain on monetary position for the year 2002 amounted to Ps. 398 million, compared to a loss of Ps. 42 million in 2001. This gain was mainly generated as a result of the inflation rate for the twelve months in Argentina over the debt incurred in connection with the acquisition of Coca-Cola FEMSA Buenos Aires. The Argentine inflation rate for 2002 was 41.2%. It should be noted that the Argentine goodwill impairment, as explained above, had an impact on the foreign exchange variation and monetary position lines.

      Other Expenses

      Our consolidated other expenses for the year 2002 amounted to Ps. 950 million, consisting mainly of the aforementioned impairment of a portion of the goodwill on our investments in Argentina charged in the third quarter, plus severance payments and asset write-offs.

      Income Tax, Tax on Assets, and Employee Profit Sharing

      Our consolidated income before income tax, tax on assets and employee profit sharing increased by 2.9% to Ps. 8.555 billion in 2002 from Ps. 8.314 billion in 2001, primarily reflecting a larger consolidated integral result of financing loss. We recognized consolidated income tax, tax on assets and employee profit sharing of Ps. 3.764 billion in 2002, an increase of 22.6% over the Ps. 3.069 billion in 2001. This increase was primarily a consequence of an increase of 24.8% in our income tax, largely resulting from a deferred tax benefit realized in 2001 as a result of a reduction in the Mexican statutory income tax rate, the increase in non-deductible expenses generated in the course of business and the impairment to the goodwill generated by the acquisition of Coca-Cola FEMSA Buenos Aires. The combined effective tax rate for 2002 was 44.0%.

      Net Income

      Our consolidated net income decreased by 8.1% amounting to Ps. 4.791 billion for 2002 compared with Ps. 5.215 billion recorded in 2001, combining the improvement in consolidated income from operations, the goodwill write-off, an increase in the consolidated integral result of financing loss, and a larger tax provision. Consolidated net majority income amounted to Ps. 2.947 billion for 2002, a reduction of 16.9% as compared with Ps. 3.547 billion recorded in 2001. Net majority income per FEMSA Unit amounted to Ps. 2.781 in 2002, compared with Ps. 3.348 for 2001.

Liquidity and Capital Resources

Liquidity

      Each of our subholding companies finances its operational and capital requirements. As of December 31, 2003, 100% of our outstanding consolidated indebtedness was at the level of our subholding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of both FEMSA Cerveza and Coca-Cola FEMSA. Currently, we expect to continue to finance our operations and capital requirements primarily at the level of our subholding companies. Nonetheless, we may decide to incur indebtedness at our holding company in the future to finance the operations and capital requirements of our subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, we would depend on dividends and other distributions from our subsidiaries to service any such indebtedness.

      The principal source of liquidity of each subholding company has generally been cash generated from operations. We have traditionally been able to rely on cash generated from operations because a significant majority of the sales of FEMSA Cerveza, Coca-Cola FEMSA and FEMSA Comercio are on a cash or short-term credit basis, and FEMSA Comercio's Oxxo stores are able to finance a significant proportion of their initial and ongoing inventories with supplier credit. Our principal use of cash has generally been for capital expenditure programs, debt repayments and dividend payments. The following is a summary of the principal uses of cash for the three years ended December 31, 2003:

Principal Uses of Cash

	For the Year Ended December 31, (Millions of Constant Pesos)
	2003	2002	2001

Net resources generated by operations	Ps. 8,858	Ps. 9,773	Ps. 10,056
Capital expenditures (1)	(6,789)	(5,780)	(5,531)
Bank loans, notes and interest payable	15,659	5,700	(529)
Dividends declared and paid	(1,070)	(1,185)	(657)

(1)	Includes property, plant and equipment plus intangible assets and other.

      Our subholding companies generally incur short-term indebtedness in the event that they are temporarily unable to finance operations or meet any capital requirements with cash from operations. A significant decline in the business of any of our subholding companies may affect the subholding company's ability to fund its capital requirements. A significant and prolonged deterioration in the economies in which we operate or in our businesses may affect our ability to obtain short-term and long-term credit or to refinance existing indebtedness on terms satisfactory to us.

      We have traditionally financed significant acquisitions, principally Coca-Cola FEMSA's acquisition of Coca-Cola Buenos Aires in 1994 and more recently its acquisition of Panamco in May 2003, capital expenditures and other capital requirements that could not be financed with cash from operations by incurring long-term indebtedness.

      Our total consolidated indebtedness was Ps. 38,361 million as of December 31, 2003, as compared to Ps. 14,354 million as of December 31, 2002. Cash and cash equivalents were Ps. 7,733 million as of December 31, 2003, as compared to Ps. 15,148 as of December 31, 2002. The significant increase in total indebtedness was primarily at Coca-Cola FEMSA and was attributable to the acquisition of Panamco in May 2003.

      We believe that our sources of liquidity as of December 31, 2003 were adequate for the conduct of our subholding companies' businesses and that we will have sufficient funds available to meet our expenditure demands and financing needs in 2004.

Off-balance Sheet Arrangements

      We do not have any off-balance sheet arrangements.

Contractual Obligations

      The table below sets forth our significant long-term contractual obligations as of December 31, 2003:

	Contractual Obligations As of December 31, 2003 In Millions of Mexican pesos
	Maturity
	Less than 1 year	1-3 years	4 -5 years	In excess of 5 years	Total

Long-Term Debt
      Mexican pesos
	225	7,435	9,011	1,500	18,171
      U.S. dollars
	2,362	8,988	2,298	3,528	17,176
      Colombian pesos
	-	448	138	-	586
Interest Payments (1)
      Mexican pesos
	1,418	2,558	1,414	154	5,544
      U.S. dollars
	936	1,514	637	250	3,337
      Colombian pesos
	61	93	15	-	169
Operating Leasing Commitments
      Mexican pesos
	437	830	775	2,948	4,990
      U.S. dollars
	418	641	372	417	1,848
Price Commodity Contracts	580	123	-	-	703
Contributions to the Pension Plan and post-retirement medical services (2)	90	180	180	900	1,350

(1)	Assuming long-term debt and exchange rate as of December 31, 2003.
(2)	Assuming Ps. 90 million per year in the next 10 years. Based on actuarial calculations and contributions made by us in previous years.

      As of December 31, 2003, Ps. 2,428 million of our total consolidated indebtedness was due within one year and Ps. 35,933 million was long-term debt. As of December 31, 2003, our consolidated average cost of borrowing was approximately 6.5% compared to an average cost of borrowing of 6.9% in 2002. The decrease in our average cost of borrowing mainly reflects a decrease in the London interbank offered rate, or LIBOR, a benchmark rate used for Eurodollar loans. As of December 31, 2003, 47.8% of our consolidated indebtedness was denominated and payable in U.S. dollars, 50.6% was in Mexican pesos and the remainder 1.6% was in Colombian pesos. We did not have any “Purchase Obligations” nor “Capital (Finance) Lease Obligations” as of December 31, 2003.

      Overview of Debt Instruments

      The following table shows the allocations of debt of our company:

	Debt Profile of the Company As of December 31, 2003
	FEMSA and Others	Coca-Cola FEMSA	FEMSA Cerveza	FEMSA Comercio (2)	FEMSA Empaques (2)	Total Debt
Short-term Debt
U.S. dollars:
      Bank loans
	Ps. -	Ps. 753	Ps. -	Ps. 57	Ps. 457	Ps. 1,267
      Unsecured loan
	-	-	-	-	225	225

Mexican pesos:
      Unsecured loan
	-	905	31	-	-	936

Long-term Debt (1)
U.S. dollars:
      Bank loans
	24	5,676	1,882	-	110	7,692
      Yankee bond
	-	5,680	-	-	-	5,680
      Private placement
	-	1,124	-	-	-	1,124
      Leasing
	-	32	-	-	194	226
      Syndicated loan
	-	-	-	1,477	910	2,387
      Mortgage loan
	67	-	-	-	-	67

Mexican pesos:
      Bank loans
	-	2,741	3,749	-	263	6,753
      Notes
	-	10,000	-	-	-	10,000
      Units of investment (UDIS)
	-	1,418	-	-	-	1,418

Colombian pesos:
      Notes
	-	586	-	-	-	586

Total	Ps. 91	Ps. 28,915	Ps. 5,662	Ps. 1,534	Ps. 2,159	Ps. 38,361
Average Cost
      U.S. dollars
	3.6%	5.9%	3.8%	3.0%	3.3%	5.2%
      Mexican pesos
	-	7.4%	9.0%	-	6.1%	7.7%
      Colombian pesos
	-	10.3%	-	-	-	10.3%
Total	3.6%	6.8%	7.3%	3.0%	3.7%	6.5%
__________________
(1)	Includes the Ps. 2,588 million current portion of long-term debt.
(2)	Excludes subordinated intercompany debt.

      Generally, the covenants contained in the credit facilities and other instruments governing our indebtedness entered into by our subholding companies include limitations on the incurrence of any additional debt based on debt service coverage ratios or leverage tests. The credit agreements entered into by our subholding companies or their subsidiaries also generally include restrictive covenants applicable to our subholding companies and their subsidiaries. There are no cross-guarantees between subholding companies, and we have not provided guarantees with respect to any of the debt obligations of our subholding companies.

      The following is a summary of our indebtedness by subholding company:

  Coca-Cola FEMSA. As a result of the Panamco acquisition, Coca-Cola FEMSA's total indebtedness was Ps. 28,915 million, excluding Ps. 89 million of short and long term notes payable, as of December 31, 2003, as compared to Ps.3,306 million as of December 31, 2002. Cash and cash equivalents were Ps.2,783 million as of December 31, 2003, as compared to Ps.6,429 million as of December 31, 2002. Approximately US$43 million of cash is subject to restrictions as a result of certain collateral arrangements Coca-Cola FEMSA entered into on behalf of its subsidiaries with respect to existing indebtedness.

  As part of Coca-Cola FEMSA's financing policy, it expects to continue to finance its liquidity needs from cash from operations, although in the future it may be required to finance its working capital and capital expenditure needs with short-term debt or other borrowings. As a result of regulations in certain countries in which it operates, it may not be beneficial or, as in the case of exchange controls in Venezuela , practicable for Coca-Cola FEMSA to remit cash generated in local operations to fund cash requirements in other countries. In the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, Coca-Cola FEMSA or its subsidiaries may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country.

  As of December 31, 2003, Coca-Cola FEMSA had U.S. dollar-denominated, uncommitted approved lines of credit totaling approximately Ps.2,944 million, of which Ps.2,039 million was available as of such date. In December 2003, Coca-Cola FEMSA finalized a loan agreement with The Coca-Cola Company that permits it to borrow, upon the satisfaction of certain conditions, up to US$250 million prior to December 20, 2006 for funding working capital needs and for other general corporate purposes at any time when such funding is not otherwise available under existing lines of credit.

  Coca-Cola FEMSA's average cost of debt was 5.9% in U.S. dollars, 7.4% in Mexican pesos and 10.3% in Colombian pesos as of December 31, 2003 compared to 9.1% in U.S. dollars as of December 31, 2002

  FEMSA Cerveza. As of December 31, 2003, FEMSA Cerveza's total outstanding debt was Ps. 5,662 million, which included Ps. 31 million of outstanding short-term trade and working capital loans. As of December 31, 2003, FEMSA Cerveza had approximately Ps. 5,631 million of long-term debt outstanding that included a Ps. 285 million medium-term revolving loan and Ps. 5,346 million consisting of bilateral loans and equipment financing loans. As of December 31, 2003, FEMSA Cerveza had U.S. dollar-denominated approved, uncommitted lines of credit totaling approximately Ps. 2,030 million, of which Ps. 1,999 million was available as of such date. FEMSA Cerveza's average cost of debt as of December 31, 2003 was 9.0% in Mexican pesos and 3.8% in U.S. dollars.

  FEMSA Comercio. As of December 31, 2003, FEMSA Comercio's total outstanding debt was Ps. 1,534 million, which consisted of a Ps. 1,477 long-term syndicated loan denominated in U.S. dollars that matures in August 2006, and Ps. 57 million of U.S. dollar-denominated short-term debt that matures in June 2004. As of December 31, 2003, FEMSA Comercio had U.S. dollar-denominated approved, uncommitted lines of credit totaling Ps. 1,036 million, all of which was available as of such date. FEMSA Comercio's average cost of debt was 3.0% in U.S. dollars as of December 31, 2003 compared to 2.7% as of December 31, 2002.

  FEMSA Empaques. As of December 31, 2003, FEMSA Empaques' total outstanding debt was Ps. 2,159 million, Ps. 682 million of which consisted of short-term trade and the remaining Ps. 1,477 million which consisted of long-term indebtedness. As of December 31, 2003, FEMSA Empaques' long-term debt obligations amounted to Ps. 567 million under long-term credit agreements incurred in connection with equipment financing transactions and/or government sponsored export-financing programs of the countries of origin of such equipment and Ps. 910 million of a long term syndicated loan maturing in December 2005. As of December 31, 2003, FEMSA Empaques had U.S. dollar-denominated approved, uncommitted lines of credit totaling Ps. 1,235 million, of which Ps. 554 million was available as of such date. FEMSA Empaques' average cost of debt was 3.7% as of December 31, 2003 compared to 2.9% as of December 31, 2002.

Contingencies

      We have various loss contingencies, for which reserves have been recorded in those cases where we believe the results of an unfavorable resolution is probable. Most of these loss contingencies have been recorded as reserves against intangibles. Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.

Capital Expenditures

      For the past four years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Principal components of our capital expenditures have been for equipment, market-related investments and production capacity and distribution network expansion at Coca-Cola FEMSA and at FEMSA Cerveza; the construction of new Oxxo stores at FEMSA Comercio; and plant improvements at FEMSA Empaques.

Expected Capital Expenditures for 2004

      Our capital expenditure budget for 2004 is expected to be approximately Ps. 9.7 billion. The following discussion is based on each of our subholding companies' internal 2004 budgets. The capital expenditure plan for 2004 is subject to change based on market and other conditions and the subsidiaries' results of operations and financial resources.

      In connection with the continued integration of Coca-Cola FEMSA's new territories, it estimated that its capital expenditures in 2004 would be approximately of Ps. 3.3 billion. Coca-Cola FEMSA's capital expenditures in 2004 are primarily intended for:

  investments in returnable bottles and cases;
  market investments (primarily for the placement of refrigeration equipment); and
  integration of operations within our new territories, such as expenditures required to standardize our information systems, replace older distribution vehicles and overhaul plant facilities and distribution centers; and improve our manufacturing facilities.

      FEMSA Cerveza's capital expenditure budget for 2004 is expected to be approximately Ps. 4.7 billion. FEMSA Cerveza expects to allocate part of this budget for investments in its manufacturing facilities, predominantly related to marginal capacity expansions of its breweries and equipment modernization. FEMSA Cerveza also expects to apply a portion of this budget towards the improvement of its distribution assets, including new and replacement vehicles, towards the maintenance of a secondary distribution fleet and towards its ERP and information technology systems. In addition, FEMSA Cerveza plans to invest in commercial and market-related activities such as the enhancement of its retail coverage, to acquire third-party distributors, to develop long-term sponsorships and to place refrigeration equipment nationwide.

      FEMSA Comercio's capital expenditure budget in 2004 is expected to total approximately Ps. 1.4 billion. The year 2004's budget will be allocated to the addition of new Oxxo stores and to a lesser extent to the refurbishing of the existing Oxxo stores. In addition, investments are planned in FEMSA Comercio's information technology and ERP software systems.

      FEMSA Empaques' capital expenditure budget for 2004 is expected to be approximately Ps. 329 million to be allocated among its various product lines and facilities.

Hedging Activities

      Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

      The following table provides a summary of the fair value of derivative instruments as of December 31, 2003. The fair market value is obtained mainly from external sources, which are our counterparties to the contracts.

	Fair Value At December 31, 2003 (Millions of Constant Mexican pesos)
	Maturity less than 1 year	Maturity 1 - 3 years	Maturity 4 - 5 years	Maturity in excess of 5 years	Total fair value
Prices quoted by external sources	(63)	(88)	(183)	-	(334)

Plan for the Disposal of Certain Fixed Assets

      We have identified certain fixed assets consisting of land, buildings and equipment for disposal, and we have an approved program for disposal of these fixed assets. These assets are not in use and have been valued at their estimated realizable value, according to independent appraisals. These assets are allocated as follows:

	December 31, (Millions of Mexican pesos)
	2003	2002
FEMSA Cerveza	Ps. 299	Ps. 409
FEMSA Empaques	41	41
FEMSA	327	341
Total	Ps. 667	Ps. 791

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

U.S. GAAP Reconciliation

      The principal differences between Mexican GAAP and U.S. GAAP that affect our net majority income and majority shareholders' equity relate to the accounting treatment of the following items:

  deferred income taxes and deferred employee profit sharing;
  deferred promotional expenses;
  restatement of imported machinery and equipment;
  goodwill amortization;
  financial instruments; and
  capitalization of interest expense.

      For a more detailed description of the differences between Mexican GAAP and U.S. GAAP as they relate to us and a reconciliation of net majority income and majority shareholders' equity under Mexican GAAP to net income and shareholders' equity under U.S. GAAP, see notes 25 and 26 to our consolidated financial statements.

      Pursuant to Mexican GAAP, our consolidated financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and B-12. These effects were not reversed in the reconciliation to U.S. GAAP.

      Under U.S. GAAP, we had net income of Ps. 3.271 billion and Ps. 3.206 billion in 2003 and 2002, respectively. Under Mexican GAAP, we had net majority income of Ps. 3.093 billion and Ps. 2.947 billion in 2003 and 2002, respectively. In 2003, net income under U.S. GAAP was higher than net majority income under Mexican GAAP, mainly as a result of the effect of deferred income taxes, deferred employee profit sharing and financial instruments.

      Shareholders' equity under U.S. GAAP as of December 31, 2003 and 2002 was Ps. 42.112 billion and Ps. 38.233 billion, respectively. Under Mexican GAAP, majority shareholders' equity as of December 31, 2003 and 2002 was Ps. 28.400 billion and Ps. 24.024 billion, respectively. The principal reasons for the difference between majority shareholders' equity under U.S. GAAP and Mexican GAAP were the effect of the goodwill generated by the minority interest acquisition and the restatement of imported machinery and equipment, partially offset by the effects of deferred income taxes and deferred employee profit sharing.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

      Management of our business is vested in the board of directors. Our bylaws provide that the board of directors will consist of at least sixteen directors and designated alternate directors elected by our shareholders at the annual ordinary general shareholders meeting. Directors are elected for a term of one year, although they remain in office until successors are appointed and replace them. Alternate directors are authorized to serve on the board of directors in place of directors who are unable to attend meetings and may participate in the activities of the board of directors. Nineteen members form our board of directors. Our bylaws provide that the holders of the Series B Shares elect at least eleven directors and that the holders of the Series D Shares elect five directors. The shareholders may designate alternate directors to cover the absences of a specific director. Upon the issuance of Series L Shares or upon the conversion of th e Series D-L Shares, the holders of the Series L Shares will be entitled to elect two directors. See “Item 10. Additional Information - Bylaws.”

      The names and positions of the current members of the board of directors, their dates of birth and information on their principal business activities outside our company are outlined in the following table. In each case, the date presented as “First elected” corresponds to the earliest appointment to the board of directors of either FEMSA, Emprex or FEMSA's predecessor Valores Industriales, S.A. See “Item 4. Information on the Company--Corporate Background.”

BOARD OF DIRECTORS OF FEMSA

Series “B” Directors
Eugenio Garza Lagüera	Born:	December 1923
Director and Honorary	First elected:	1960
Life Chairman	Term expires:	2005
	Other directorships:	Honorary Life Chairman of Coca-Cola FEMSA, Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM) and BBVA Bancomer
	Business experience:	Joined FEMSA in 1946 in the research department of Cuauhtémoc
	Education:	Holds degrees in chemical engineering from the University of Texas and in business administration from ITESM
	Alternate director:	Mariana Garza de Treviño (1)(2)

José Antonio Fernández (3)	Born:	February 1954
Director and Chairman of the Board	First elected (Chairman):	2001
	First elected (Director):	1984
	Term expires:	2005
	Principal occupation:	Chief Executive Officer of FEMSA
Other directorships:

Chairman of the Board of Coca-Cola FEMSA, Vice-Chairman of the Board of ITESM and Member of the Boards of BBVA Bancomer, Grupo Industrial Saltillo, S.A. de C.V., Industrias Peñoles, S.A. de C.V. and Grupo Industrial Bimbo, S.A. de C.V. (Grupo Bimbo)

	Business experience:	Joined FEMSA's strategic planning department in 1987. Held managerial positions at FEMSA Cerveza's Commercial Division and Oxxo. Appointed our Chief Executive Officer in 1995
	Education:	Holds a degree in industrial engineering and an MBA from ITESM
	Alternate director:	Federico Reyes

Paulina Garza de Marroquín (1)(2)	Born:	March 1972
Director	First elected:	2004
	Term expires:	2005
	Principal occupation:	Private Investor
	Other directorships:	Member of the Board of Trustees of Pronatura del Noreste, A.C. and Patronato de Chipinque, A.C.
	Business experience:	Held a position in FEMSA Cerveza's marketing department in 1996
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Javier Fernández Carbajal (4)

José Calderón	Born:	September 1931
Director	First elected:	1955
	Term expires:	2005
	Principal occupation:	Chairman of Franca Servicios, S.A. de C.V.
	Other directorships:	Member of the Boards of BBVA Bancomer and Grupo Industrial Alfa, S.A. de C.V., (Grupo Alfa)
	Education:	Holds a degree in business administration from ITESM
	Alternate director:	José Calderón Rojas (5)

Consuelo Garza de Garza (6)	Born:	October 1930
Director	First elected:	1995
	Term expires:	2005
	Business experience:	Founder and Former President of Asociación Nacional Pro-Superación Personal (a non-profit organization)
	Alternate director:	Alfonso Garza Garza (7)

Max Michel Suberville	Born:	July 1932
Director	First elected:	1985
	Term expires:	2005
	Principal occupation:	Honorary Chairman of the Board of El Puerto de Liverpool, S.A. de C.V.
	Other directorships:	Member of the Boards of Grupo Lamosa, S.A. de C.V., Industrias Peñoles, S.A. de C.V., BBVA Bancomer and Grupo Nacional Provincial, S.A.
	Education:	Holds a graduate degree from The Massachusetts Institute of Technology and completed post-graduate studies at Harvard University
	Alternate director:	Max Michel González (8)

Alberto Bailleres	Born:	August 1931
Director	First elected:	1995
	Term expires:	2005
	Principal occupation:	Executive President of Industrias Peñoles, S.A. de C.V., Grupo Nacional Provincial, S.A., and Grupo BAL, S.A. de C.V.
Other directorships:

Chairman of the Board of Industrias Peñoles, S.A. de C.V., Grupo Nacional Provincial, S.A. and Grupo Palacio de Hierro, S.A. de C.V. Member of the Boards of BBVA Bancomer and Valores Mexicanos Casa de Bolsa, S.A. de C.V.

	Education:	Holds an economics degree from Instituto Tecnológio Autónomo de México
	Alternate director:	Arturo Fernández

Eduardo A. Elizondo	Born:	December 1922
Director	First elected:	1995
	Term expires:	2005
	Principal occupation:	Attorney at law
	Other directorships:	Member of the Board of BBVA Bancomer, Chairman of the Regional Board of Advisors of Bancomer, S.A., and Grupo Industrial Ramirez, S.A.
	Business experience:	Served as Treasurer General from 1961 to 1967 and Constitutional Governor from 1967 to 1971 for the State of Nuevo León. Acted as Chairman of the Board of Valores of Monterrey, S.A. de C.V.
	Education:	Holds a law degree from the Universidad Autónoma de Nuevo León (UANL)
	Alternate director:	Juan Guichard Michel (9)

Ricardo Guajardo Touché	Born:	May 1948
Director	First elected:	1988
	Term expires:	2005
	Principal occupation:	Chairman of the Board of BBVA Bancomer
	Other directorships:	Member of the Board of El Puerto de Liverpool, S.A. de C.V., Grupo Alfa, BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A. de C.V. and ITESM
	Business experience:	Has held senior executive positions in our company, Grupo AXA, S.A. de C.V. and Valores de Monterrey, S.A. de C.V.
	Education:	Holds degrees in electrical engineering from ITESM and the University of Wisconsin and a masters degree from the University of California at Berkeley
	Alternate director:	Eva Garza de Fernández (1)(10)

Alfredo Livas	Born:	July 1951
Director and Secretary	First elected:	1995
	Term expires:	2005
	Principal occupation:	President of Praxis Financiera, S.C.
	Other directorships:	Member of the Boards of Grupo Jomar, S.A. de C.V. and British American Tobacco (Mexican board)
	Business experience:	Joined FEMSA in 1978 and held several positions in the areas of financial planning and treasury and served as Chief Financial Officer from 1989 to 1999
	Education:	Holds an economics degree from the UANL and an MBA and masters degree in economics from the University of Texas
	Alternate Director :	José González Ornelas

Roberto Servitje	Born:	January 1928
Director	First elected:	1995
	Term expires:	2005
	Principal occupation:	Chairman of the Board of Grupo Bimbo
	Other directorships:	Member of the Board of DaimlerChrysler de México, S.A.
	Business experience:	Founding Member and active Chairman of Grupo Bimbo
	Education:	Holds a PMD degree from Harvard University
	Alternate director	Alfredo Martínez Urdal

Carlos Salguero	Born:	October 1929
Director	First elected:	1995
	Term expires:	2005
	Business experience:	Former Executive Vice President of Phillip Morris International
	Other directorships:	Former Member of the Boards of Tabacalera Mexicana, S.A. de C.V., Tabacalera Costarricense, S.A., Tabacalera Centroamericana, S.A. and other Latin American companies
Education:

Holds a business degree from the Columbian Faculty of Economic Sciences, postgraduate studies in economics and management from Albany Business College and University College (Syracuse). Received an Honor for Civil Merit by H.M. the King of Spain in 1995

	Alternate director:	Eduardo Padilla Silva

José Manuel Canal Hernando	Born:	February 1940
Director	First elected:	2003
	Term expires:	2005
	Principal occupation:	Private consultant
	Other directorships:	Member of the Board of Coca-Cola FEMSA
Business experience:

Former managing partner at Ruiz, Urquiza y Cía, S.C., from 1981 to 1999. Acted as our statutory examiner from 1984 to 2002. Presided in the Committee of Surveillance of the Mexican Institute of Finance Executives and has participated in several commissions at the Mexican Association of Public Accountants. Extensive experience in financial auditing for holding companies, banks and financial brokers

	Education:	Holds a CPA degree from the Universidad Nacional Autónoma de México
	Alternate director:	Othón Páez Garza (11)

Bárbara Garza Gonda (1)(2)	Born:	December 1959
Director	First elected:	2002
	Term expires:	2005
	Principal occupation:	Vice President of Fundación Cultural Bancomer
	Other directorships:	Alternate Director of Coca-Cola FEMSA.
	Business experience:	Has worked in BBVA Bancomer, Citibank and Banca Serfin
	Education:	Holds a degree in business administration and an MBA from ITESM
	Alternate director:	Carlos Salazar Lomelín

Series “D” Directors
Alexis E. Rovzar	Born:	July 1951
Director	First elected:	1989
	Term expires:	2005
	Principal occupation:	Executive Partner at White & Case, S.C. law firm
	Other directorships:	Member of the Boards of Coca-Cola FEMSA, Grupo Bimbo, Deutsche Bank (Mexico), Grupo ACIR, S.A. de C.V. and COMEX, S.A. de C.V.
	Business experience:	Expert in private and public mergers and acquisitions as well as other aspects of financial law and has been advisor to many companies on international business and joint venture transactions
	Education:	Holds a law degree from the Universidad Nacional Autónoma de México
	Alternate director:	Lorenzo Garza Hinojosa

Luis Téllez	Born:	October 1958
Director	First elected:	2001
	Term expires:	2005
	Principal Occupation:	Managing Director of The Carlyle Group, S. de R.L. de C.V., a finance consulting firm
	Other directorships:	Member of the Boards of Grupo Desc, S.A. de C.V., Grupo México, S.A. de C.V. and Casa de Cambio Monex, S.A. de C.V., Cablevisión, S.A. de C.V. and Daimler Chrysler de México, S.A. de C.V.
	Business experience:	Former Executive Vice-President of Grupo Desc, S.A. de C.V. Served as Secretary of Energy of Mexico from 1997 to 2000 and Chief of Staff of the President of Mexico from 1996 to 1997
	Education:	Holds an economics degree from Instituto Tecnológico Autónomo de México and a Ph.D. in Economics from The Massachusetts Institute of Technology
	Alternate director:	Armando Garza Sada

Helmut Paul	Born:	March 1940
Director	First elected:	1988
	Term expires:	2005
	Principal occupation:	Owner of H. Paul & Company LLC, a corporate finance advisory firm and Senior Consultant of International Finance Corporation
	Other directorships:	Member of the Boards of Scudder Fund for Independent Power Generation (management committee), HSBC Private Equity Fund (Argentina/Brazil) and Zurich Emerging Markets Solutions
	Business experience:	Has held several managing positions in the International Finance Corporation, mainly responsible for Latin American and Caribbean investments
	Education:	Holds an MBA from the University of Hamburg
	Alternate director:	Antonio Elosua Muguerza

Lorenzo H. Zambrano	Born:	March 1944
Director	First elected:	1995
	Term expires:	2005
	Principal occupation:	Chairman and Chief Executive Officer of Cemex, S.A. de C.V.
Other directorships:

Member of the Boards of Alfa, S.A. de C.V. (Human Resources Committee), Vitro, S.A. de C.V. (Chairman of the Compensations Committee), Televisa, S.A. de C.V., and Grupo Financiero Banamex, S.A. de C.V. Member of Citigroup's International Advisory Board and Member of the Advisory Committee of Capital International, Inc.

	Education:	Holds a degree in mechanical engineering and administration from ITESM and an MBA from Stanford University
	Alternate director:	Francisco Garza Zambrano

Robert E. Denham	Born:	August 1945
Director	First elected:	2001
	Term expires:	2005
	Principal occupation:	Partner of Munger, Tolles & Olson LLP law firm
	Other directorships:	Member of the Boards of Wesco Financial Corporation, US Trust Company, and Lucent Technologies, Inc.
	Business experience:	Former Chief Executive Officer of Salomon Inc., Representative to the APEC Business Advisory Council, Member of the OECD Business Sector Advisory Group on Corporate Governance
	Education:	Magna cum laude graduate from the University of Texas, holds a JD from Harvard Law School and a masters degree in Government from Harvard University
	Alternate director:	Sergio Deschamps Ebergenyi

__________________
(1) Daughter of Eugenio Garza Lagüera.
(2) Sister-in-law of José Antonio Fernández.
(3) Son-in-law of Eugenio Garza Lagüera.
(4) Brother of José Antonio Fernández Carbajal.
(5) Son of José Calderón Senior.
(6) Sister of Eugenio Garza Lagüera.
(7) Son of Consuelo Garza de Garza.
(8) Son of Max Michel Suberville.
(9) Nephew of Max Michel Suberville.
(10) Wife of José Antonio Fernández.
(11) Cousin of Eugenio Garza Lagüera.

Statutory Examiner

      Under Mexican law, a statutory examiner must be elected by the shareholders at the annual ordinary general shareholders' meeting for a term of one year. At our subsequent annual ordinary general shareholders' meeting, the statutory examiner is required to review the affairs of the company and report as to the accuracy of the financial information presented to shareholders by the board of directors. The statutory examiner is also authorized:

  to call ordinary or extraordinary general shareholders' meetings;

  to place items on the agenda for general shareholders' meetings and meetings of the board of directors; and

  to attend general shareholders' meetings and meetings of the board of directors (without the right to vote).

      The statutory examiner also receives periodic reports from the board of directors regarding material aspects of our affairs and financial condition. Our current statutory examiner is Ernesto González Dávila and the current alternate statutory examiner is Ernesto Cruz Velázquez de León.

Senior Management

      The names and positions of our current senior management and that of our principal subholding companies, their dates of birth and information on their principal business activities outside of FEMSA are as follows:

Executive Officers

FEMSA
José Antonio Fernández Chief Executive Officer	See “-Board of Directors of FEMSA.”
	Joined FEMSA: Appointed to current position:	1987 1994

Alfredo Martínez Urdal Deputy Chief Executive Officer	Born: Joined FEMSA: Appointed to current position: Directorships:	September 1931 1993 2003 Member of the board of Coca-Cola FEMSA
	Business experience within FEMSA:	Former Chief Executive Officer of FEMSA Cerveza and Coca-Cola FEMSA
Other business experience:
Holds an economics degree from the Western Reserve University, a law degree from the Universidad Nacional Autónoma de México and a post-graduate degree from Harvard Business School. Has served as Chief Executive Officer of many prominent Mexican companies and banks, including Ponderosa Industrial Accel, Grupo Chihuahua, Multibanco Comermex, Celulosa de Chihuahua and Banco Comercial Mexicano

Federico Reyes Executive Vice-President of Finance and Corporate Development	Born: Joined FEMSA: Appointed to current position: Directorships:	September 1945 1999 2000 Vice Chairman of the Board of Seguros Monterrey New York Life, S.A., and Chairman of the Board of Review of Fianzas Monterrey, S.A.
	Business experience within FEMSA:	Director of Corporate Development, 1992
Other business experience:
Holds a degree in business and finance from ITESM. Has worked as Director of Corporate Staff at Grupo AXA and has extensive experience in the insurance sector, working eight years in Valores de Monterrey, S.A. de C.V., six of them as Chief Executive Officer

José González Ornelas Executive Vice President of Administration and Operative Control	Born: Joined FEMSA: Appointed to current position: Directorships:	April 1951 1973 2001 Member of the board of directors of FEMSA Cerveza
Business experience within FEMSA:
Has held several managerial positions in FEMSA including Chief Financial Officer of FEMSA Cerveza, Director of Planning and Corporate Development of FEMSA and Chief Executive Officer of FEMSA Logística

	Other business experience:	Holds a CPA degree from the UANL and has post-graduate studies in business administration from the Instituto Panamericano de Alta Dirección de Empresa (IPADE)

Ricardo González Sada Executive Vice President of Human Resources	Born: Joined FEMSA: Appointed to current position:	August 1955 2000 2000
	Business experience within FEMSA:	Vice President of Strategic Planning. Held managerial positions in the human resources department of FEMSA from 1977 to 1978
Other business experience:
Holds a degree in industrial and systems engineering from ITESM and an MBA from IESE, Barcelona. Had a 20-year career in Grupo Vitro, three of them as Chairman and Chief Executive Officer of Vidrio Plano, S.A. de C.V.

Carlos Aldrete General Counsel	Born: Joined FEMSA: Appointed to current position: Directorships:	August 1956 1979 1996 Alternate Secretary of the board of directors of FEMSA and Secretary of the board of directors of all of the subholding companies
	Business experience within FEMSA:	Extensive experience in international business and financial transactions, debt issuances and corporate restructurings. Expertise in securities and private mergers and acquisitions law
	Other business experience:	Holds a law degree from the UANL and a masters degree in Comparative Law from the College of Law of the University of Illinois

Rosa María Hinojosa Martínez Chief Accounting Officer	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:

February 1962
1983
1996
Has held several positions in FEMSA in financial information and administrative areas and has participated in several financial transactions, debt issuances and corporate restructuring

	Other business experience:	Holds a CPA degree from ITESM, completed post-graduate studies at IPADE and has participated in several post-graduate programs in business administration

FEMSA Cerveza
Javier Astaburuaga Sanjines Co-Chief Executive Officer- Operations	Born: Joined FEMSA: Appointed to current position:	July 1959 1982 2003
Business experience within FEMSA:
Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administrative and finance. Between 1993 and 2001, held various senior positions at FEMSA Cerveza, including Chief Financial Officer. For two years prior to his current position, was FEMSA Cerveza's Director of Sales for the north region of Mexico.

Jorge Luis Ramos Co-Chief Executive Officer- Sales	Born: Joined FEMSA: Appointed to current position:	December 1952 1996 2003
	Business experience within FEMSA:	Director of Human Resources of FEMSA Cerveza from 1996 until 2000; Director of Sales, South Market from 2000 until his appointment to his current position

Gerardo Estrada Attolini Chief Financial Officer	Born: Joined FEMSA: Appointed to current position:	May 1957 2000 2003
	Business experience within FEMSA:	Chief Financial Officer of FEMSA from 2000 until 2002; Administrative Director of FEMSA Cerveza from 2002 until his appointment to his current position
	Other business experience:	Holds CPA and MBA degrees from ITESM

Coca-Cola FEMSA
Carlos Salazar Chief Executive Officer	Born: Joined FEMSA: Appointed to current position:	April 1951 1973 2000
Business experience within FEMSA:
Has held managerial positions in several subsidiaries of FEMSA, including Grafo Regia and PTM. Served as Chief Executive Officer of FEMSA Cerveza where he also held various management positions in the Commercial Planning and Export divisions

	Other business experience:	Bachelor's degree in economics from ITESM, postgraduate studies in business administration and in economic development in Italy

Héctor Treviño Gutiérrez Chief Financial Officer	Born: Joined FEMSA: Appointed to current position:	August 1956 1981 1993
	Business experience within FEMSA:	Has held managerial positions in the international financing, financial planning, strategic planning and corporate development areas of FEMSA
	Other business experience:	Holds a degree in chemical engineering from ITESM and an MBA from the Wharton Business School

FEMSA Comercio
Eduardo Padilla Silva Chief Executive Officer	Born: Joined FEMSA: Appointed to current position:	January 1955 1997 2003
	Business experience within FEMSA:	Director of Planning and Control of FEMSA from 1997 to 2000; Chief Executive Officer Strategic Business Division from 2000 until his current position
Other business experience:
Had a 20-year career in Grupo Alfa, culminating with a ten-year tenure as Chief Executive Officer of Terza, S.A. de C.V. His major areas of expertise are operational control, strategic planning and financial restructuring

	Education:	Holds a degree in mechanical engineering from ITESM and an MBA from Cornell University

Strategic Procurement (FEMSA Empaques)
Sergio Sáenz Executive Vice-President	Born: Joined FEMSA: Appointed to current position:	September 1950 1999 2003
	Directorships:	Chairman of the Board of FEMSA Cerveza
	Business experience within FEMSA:	Chief Financial Officer of FEMSA Cerveza
	Other business experience:	Had a 13-year career in Cuprum, S.A. de C.V., culminating as Chief Executive Officer. Holds a chemical engineering degree from the UANL and an MBA from the University of Texas at Austin

Alfonso Garza Garza Chief Executive Officer FEMSA Empaques	Born: Joined FEMSA Appointed to current:position:	July 1962 1985 2003
	Other directorships:	Member of the board Coca-Cola FEMSA, and Hospital San José Tec de Monterrey
	Business experience within FEMSA:	Has experience in several FEMSA business units and departments, including Domestic Sales, International Sales, Procurement and Marketing, mainly in CCM and FEMSA Empaques
	Other business experience:	Holds a degree in Industrial Engineering from the ITESM and an MBA from IPADE

Compensation of Directors and Senior Management

      For the year ended December 31, 2003, the aggregate compensation paid to our directors was approximately Ps. 4.2 million.

      For the year ended December 31, 2003, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 806 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the Stock Incentive Plan described below. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2003, amounts set aside or accrued for all employees under these retirement plans were Ps. 3,512 million, of which Ps. 1,697 million is already funded.

Stock Incentive Plan

      From 1998 until 2003, we, along with our subsidiaries, had a five-year stock incentive plan for the benefit of our executive officers, which we refer to as the Stock Incentive Plan. Under the terms of the Stock Incentive Plan, during the years 1999 through 2003, our executive officers may have been selected to receive a special cash bonus, which will be used to obtain a stock grant. Each year, our Chief Executive Officer, together with the chief executive officers of the subholding companies, selected the executive officers who may have participated in the Stock Incentive Plan and determined the amount of the special bonus, based on each executive officer's level of responsibility and corporate achievements during the prior year.

      The stock grants were administrated by certain trusts for the benefit of the selected executive officers. Every year a new administrative trust was formed to manage the stock grants acquired in that particular year. Under the terms of the Stock Incentive Plan, each time a special bonus was assigned to an executive officer, the executive officer contributed the special bonus received to the administrative trust in exchange for a stock grant, as determined annually by us. Each administrative trust is managed by a technical committee formed by executives of our company and is governed by Mexican law.

      A stock grant entitles an executive officer to receive BD Units or, in the case of officers of Coca-Cola FEMSA, a specified proportion of BD Units and Series L Shares of Coca-Cola FEMSA, which will be acquired by the respective administrative trust in the open market, using the special bonus contributed by each executive officer. Under the terms of the Stock Incentive Plan, the ownership of the BD Units and, in its case, the Series L Shares of Coca-Cola FEMSA, will vest upon the executive officer holding a stock grant each 28 th of February over the next five years following the date of receipt of the stock grant, at a rate per year equivalent to the number of BD Units and, as applicable, Coca-Cola FEMSA Series L Shares, which can be acquired with 20% of such stock grant.

      As of the date of this annual report, five administrative trusts, which administer the Stock Incentive Plan, hold a total of 4,131,501 BD Units and 1,133,926 Series L Shares of Coca-Cola FEMSA, each representing 0.389% and 0.061% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

EVA-Based Stock Incentive Plan

      Beginning in 2004, we, along with our subsidiaries, plan to commence a new three-year stock incentive plan for the benefit of our executive officers, which we refer to as the EVA Stock Incentive Plan. This new plan replaces the Stock Incentive Plan described above and is being developed using as the main metric for evaluation the Economic Value Added or EVA framework developed by Stern Stewart & Co., a compensation consulting firm. Under the proposed terms of the EVA Stock Incentive Plan, eligible executive officers will be entitled to receive a special cash bonus, which will be used to purchase a stock grant in the Mexican stock exchange.

      Based on the current proposed structure for the plan, each year, our Chief Executive Officer in conjunction with our Evaluation and Compensation Committee together with the chief executive officer of the respective subholding company, will determine the amount of the special cash bonus used to purchase the stock grant. This amount will be determined based on each executive officer's level of responsibility and based on the EVA generated by us.

      We intend for the stock grants to be administrated by certain trusts for the benefit of the selected executive officers in the same manner as in the previous Stock Incentive Plan. Under the proposed terms of the EVA Stock Incentive Plan, each time a special bonus is assigned to an executive officer, the executive officer will contribute the special bonus received to the administrative trust in exchange for a stock grant. Pursuant to the proposed plan, the administrative trust will acquire BD Units of FEMSA or, in the case of officers of Coca-Cola FEMSA, a specified proportion of BD Units of FEMSA and Series L Shares of Coca-Cola FEMSA in the open market using the special bonus contributed by each executive officer. The ownership of the BD Units of FEMSA and, in the case of Coca-Cola FEMSA executives, the Series L Shares of Coca-Cola FEMSA will vest upon the executive officer holding a stock grant each year over the next five years followi ng the date of receipt of the stock grant, at a rate per year equivalent to 20% of the number of BD Units of FEMSA and Series L Shares of Coca-Cola FEMSA, as applicable.

Share Ownership

      Several of our directors are participants to a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust, which consist of 1,907,373,675 Series B Shares representing 69.67% of the Series B Shares outstanding as of March 15, 2004. See “Item 7. Major Shareholders and Related Party Transactions.”

      The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of March 15, 2004 beneficially owned by our directors who are trust participants of the voting trust, other than the shares deposited in the Voting Trust:

	Series B		Series D-B		Series D-L
Beneficial Owner	Shares	Percent of Class	Shares	Percent of Class	Shares	Percent of Class

Eugenio Garza Lagüera	4,440,868	0.16%	8,881,736	0.69%	8,881,736	0.69%
José Calderón Ayala	2,276,517	0.08	4,553,034	0.36	4,553,034	0.36
Consuelo Garza de Garza	20,821,980	0.40	4,031,160	0.31	4,031,160	0.31
Max Michel Suberville	55,270,870	2.02	0	0.00	0	0.00
Alberto Bailleres	333,890	0.01	667,780	0.05	667,780	0.05
Bárbara Garza Gonda	0	0.00	0	0.00	0	0.00
Paulina Garza Gonda	0	0.00	0	0.00	0	0.00

      To our knowledge, no other director or officer is the beneficial owner of more than 1% of any class of our capital stock.

Board Practices

      Our bylaws state that the board of directors will meet at least once every three months following the end of each quarter to discuss our operating results and the advancement in the achievement of strategic objectives. Our board of directors can also hold extraordinary meetings. See “Item 10. Additional Information - Bylaws.”

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

  The Evaluation and Compensation (Human Resources) Committee . Responsibilities include (i) recommending procedures for the election of the Chief Executive Officer and other senior executives; (ii) proposing to the board of directors the criteria for the evaluation of the Chief Executive Officer and other senior executives; and (iii) analyzing and presenting to the board of directors the proposal prepared by the Chief Executive Officer regarding the structure and amount of compensation for FEMSA's key executives. The current Evaluation and Compensation Committee members are: Lorenzo H. Zambrano (chairman), Roberto Servitje , Max Michel Suberville , Arturo Fernández Pérez and Carlos Salguero . Ricardo González Sada is the appointed secretary of this committee.

  The Audit Committee . Responsibilities include (i) recommending to the board of directors the candidates for external auditors of FEMSA; (ii) ensuring the independence and objectivity of the latter; and (iii) recommending to the board of directors procedures for the preparation of financial information. The current Audit Committee members are: Alexis Rovzar (chairman), José Manuel Canal Hernando, Eduardo A. Elizondo and Helmut Paul. José González Ornelas is the appointed secretary of the Audit Committee.

  The Finance and Planning Committee . Responsibilities include (i) evaluating the investment and financing policies proposed by the Chief Executive Officer; (ii) furnishing an opinion on the soundness of the annual budget and ensuring the implementation of the budget and any proposed strategic plan; and (iii) identifying risk factors to which the corporation is exposed, as well as evaluating its management policies. The current , Finance and Planning Committee members are: Ricardo Guajardo Touché (chairman), Alfredo Livas, Luis Téllez, Robert Denham and Javier Fernández Carbajal. Federico Reyes is the appointed secretary of this committee.

Employees

       The table below sets forth the number of our employees for the years ended December 31, 2003, 2002 and 2001:

	Employees of FEMSA for the Years Ended December 31,

	2003			2002		2001

	Non-Union Employees	Union Employees	Total Employees	Non-Union Employees	Union Employees	Non-Union Employees	Union Employees

Subholding Company
Coca-ColaFEMSA (1)	32,499	24,342	56,841	5,491	8,966	5,504	9,038
FEMSA Cerveza	10,111	7,477	17,588 (3)	9,375	7,333	9,151	7,970
FEMSA Comercio (2)	2,555	3,304	5,859	2,334	2,791	2,073	2,247
FEMSA Empaques	1,129	3,068	4,197	1,235	2,853	1,335	2,891
Other	899	752	1,651	795	513	815	476

Total	47,193	38,943	86,136	19,230	22,456	18,878	22,622

__________________
(1)	As of December 31, 2003, Coca-Cola FEMSA had a total of 17,130 temporary employees.
(2)	Numbers for FEMSA Comercio do not include non-management store employees, who are employed directly by each individual store.
(3)	Includes Logística CCM, S.A. de C.V.

      As of December 31, 2003, our subsidiaries had entered into 357 collective bargaining or similar agreements with personnel employed at our operations. In general, we have a good relationship with the labor unions throughout our operations, except for in Colombia and Venezuela, which are the subject of signinficant labor-related litigation. See “Item 8. Financial Information-Legal Proceedings.” The agreements applicable to our Mexican operations generally have an indefinite term and provide for an annual salary review and for review of other terms and conditions, such as fringe benefits, every two years.

      The table below sets forth the number of collective bargaining agreements and unions for FEMSA's employees:

Collective Bargaining Labor Agreements Between
Subholding Companies and Unions
As of December 31, 2003

Subholding Company	Collective Bargaining Agreements	Labor Unions

Coca-Cola FEMSA	89	28
FEMSA Cerveza	148	7
FEMSA Comercio (1)	68	14
FEMSA Empaques	27	4
Others	25	2

Total	357	55

__________________
(1)	Numbers for FEMSA Comercio do not include non-management store employees, who are employed directly by each individual store.

      Each of the labor unions in Mexico is associated with one of 10 different national Mexican labor organizations. Our management believes that we have good relations with our employees and the various labor unions.

Insurance Policies

      We maintain life insurance policies for all of our employees. These policies mitigate the risk of having to pay death benefits in the event of an industrial accident. We maintain a directors and officers' insurance policy covering all directors and certain key executive officers for liabilities incurred in their capacities as directors and officers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

      The following table identifies each owner of more than 5% of any class of our shares known to the company as of March 15, 2004. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock
as of March 15, 2004

	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)

	Shares Owned	Percent of Class	Shares Owned	Percent of Class	Shares Owned	Percent of Class	Total Shares of FEMSA Common Stock

Shareholder
Technical Committee and Trust
Participants under the Voting Trust(4)	1,907,373,675	69.7%	0	0.0%	0	0.0%	36.0%
Capital International Inc.(5)	65,282,220	2.4%	30,564,440	10.2%	30,564,440	10.2%	6.2%
__________________
(1)	As of March 15, 2004, there were 2,737,740,090 Series B Shares outstanding.
(2)	As of March 15, 2004, there were 1,279,785,180 Series D-B Shares outstanding.
(3)	As of March 15, 2004, there were 1,279,785,180 Series D-L Shares outstanding.
(4)	As a consequence of the Technical Committee’s internal procedures, the Technical Committee, as a whole, is deemed to have beneficial ownership with sole voting power of all the shares deposited in the Voting Trust and the following Trust Participants (as defined below), as Technical Committee members, are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/25078-7, Eugenio Garza Lagüera, Paulina Garza Gonda de Marroquín, Bárbara Garza Gonda, Mariana Garza Gonda de Treviño Bryan, Eva Gonda de Garza, Eva Garza Gonda de Fernández, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres, Maria Teresa G. de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V., Corbal, S.A. de C.V., Magdalena M. de David, Alepage, S.A., BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. and BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0. As of June 13, 2003, 53.8% of the Series B Shares were deposited in the Voting Trust compared to 69.7% of the same class as of March 15, 2003.
(5)	Derived from Capital International Inc.’s Schedule 13F filing with the SEC, dated February 17, 2004.

      Because of their ownership of a majority of the Series B Shares, the Technical Committee and Trust Participants may be deemed to control our company.

      To the best of our knowledge, on March 25, 2004, 66.5% of BD units were held as ADSs through the ADS Depositary. According to the estimates provided by U.S. brokers to the ADS Depositary, on March 25, 2004 we had 3,121 stockholders registered as ADS holders.

Related-Party Transactions

      Voting Trust

      The Trust Participants, who are our principal shareholders, agreed in April 1998 to deposit a majority of their shares, which we refer to as the Trust Assets, of FEMSA into the Voting Trust. The primary purpose of the Voting Trust is to permit the Trust Assets to be voted as a block, in accordance with the instructions of the Technical Committee. The Technical Committee is comprised of all of the Trust Participants. The number of B Units deposited by each Trust Participant (the proportional share of the Trust Assets of such participant) determines the number of votes that such Trust Participant has on the Technical Committee. Most matters are decided by a simple majority of the Trust Assets.

      The Trust Participants agreed to certain transfer restrictions with respect to the Trust Assets. During the ten-year term of the Voting Trust, Trust Assets may be transferred by Trust Participants to spouses and immediate family members and, subject to certain conditions, to companies that are 100% owned by Trust Participants, which we refer to as the Permitted Transferees, provided in all cases that the transferee agrees to be bound by the terms of the Voting Trust. In the event that a Trust Participant wishes to sell part of its Trust Assets to someone other than a Permitted Transferee, the other Trust Participants have the right of first refusal to purchase the Trust Assets that the Trust Participant wishes to sell. If none of the Trust Participants elects to acquire the Trust Assets from the selling Trust Participant, the Technical Committee will have the right to nominate (subject to the approval of Technical Committee members representing 75% of the Trust Assets, excluding Trust Assets that are the subject of the sale) a purchaser for such Trust Assets. In the event that none of the Trust Participants or a nominated purchaser elects to acquire Trust Assets, the selling Trust Participant will have the right to sell the Trust Assets to a third party on the same terms and conditions that were offered to the Trust Participants. Acquirors of Trust Assets will only be permitted to become parties to the Voting Trust upon the affirmative vote of Technical Committee members. In the event that a Trust Participant holding a majority of the Trust Assets elects to sell its Trust Assets, the other Trust Participants have “tag along” rights that will enable them to sell their Trust Assets to the acquiror of the selling Trust Participant’s Trust Assets.

      Interest of Management in Certain Transactions

      We, along with certain of our subsidiaries, engage in financial and insurance coverage transactions, including the receipt of loans and credit line facilities, with subsidiaries of BBVA Bancomer, a financial services holding company of which Ricardo Guajardo Touché, who is also a director of FEMSA, is the chairman of the board of directors. These transactions include the following: (i) BBVA Bancomer is the administrative agent and is one of the lenders in a Ps. 1,478 million credit agreement entered into by FEMSA Comercio, and (ii) BBVA Bancomer and its affiliates are also a lender under a term loan facility and a purchaser of Mexican Certificados Bursátiles incurred by Coca-Cola FEMSA in connection with the acquisition of Panamco. These loans were made in the ordinary course of business and on the same terms as those prevailing at the time for comparable transactions with other parties and did not involve more than the normal risk of collectibility or present other unfavorable features.

      We maintain an insurance policy covering auto insurance and medical expenses for executives issued by Grupo Nacional Provincial, S.A., an insurance company of which the chairman of the board and chief executive officer is Alberto Bailleres, one of our directors. The aggregate amount of premiums paid under these policies in nominal Mexican pesos was approximately Ps. 54.5 million in 2003.

      We maintained insurance covering life and medical expenses for executives issued by Seguros Monterrey New York Life, S.A., an insurance company of which the vice-chairman of the board is Federico Reyes, our Executive Vice President of Finance and Corporate Development. The aggregate amount of premiums paid under these policies was approximately Ps. 62.8 million. In addition, we paid during 2003 premiums of approximately Ps. 29.6 million for fidelity bonds issued by Fianzas Monterrey New York Life, S.A., a company for which Federico Reyes is the chairman of its review board.

      In 2003, FEMSA Comercio in its ordinary course of business, purchased Ps. 584 million in products for their stores from subsidiaries of Grupo Bimbo, of which the chief executive officer is Roberto Servitje, a director of FEMSA.

      José Antonio Fernández, Eva Garza de Fernández, Ricardo Guajardo Touché and Lorenzo H. Zambrano, who are directors of FEMSA, are also members of the board of directors of ITESM, which is a prestigious university that routinely receives donations from FEMSA and its subsidiaries.

      Beer Sales to Labatt USA

      FEMSA Cerveza’s affiliate, Labatt USA, is the importer of FEMSA Cerveza’s brands in the United States. In 2003, exports through Labatt USA to the United States were approximately US $93 million. See “Item 4. Information on the Company—FEMSA Cerveza—FEMSA Cerveza Export Summary.”

      Business Transactions between Coca-Cola FEMSA and The Coca-Cola Company

      Coca-Cola FEMSA regularly engages in transactions with The Coca-Cola Company and their affiliates. Coca-Cola FEMSA and The Coca-Cola Company pay and reimburse each other for marketing expenditures under a cooperative marketing arrangement. In each of 2003 and 2002, The Coca-Cola Company contributed approximately 48% and 41%, respectively of Coca-Cola FEMSA’s marketing budget, which totaled approximately Mexican pesos 1,372 million and Mexican pesos 522 million, respectively. In addition, The Coca-Cola Company has made payments to Coca-Cola FEMSA in connection with cold-drink equipment investment and other volume driving investment programs. In each of 2002 and 2001, The Coca-Cola Company also contributed to Coca-Cola FEMSA’s refrigerator equipment investment program. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total payments by Coca-Cola FEMSA to The Coca-Cola Company for concentrates were approximately Ps. 5,614 million and Ps. 2,725 million in 2003 and 2002, respectively.

      Coca-Cola FEMSA de Buenos Aires also purchased a portion of its plastic ingot requirements for producing plastic bottles and all of our returnable bottle requirements from CIPET. CIPET is a local subsidiary of Embotelladora Andina, a Coca-Cola bottler with operations in Argentina, Chile and Brazil in which The Coca-Cola Company has a substantial interest.

      In connection with the acquisition of Panamco, subsidiaries of The Coca-Cola Company made specified undertakings to support and facilitate the Panamco acquisition for the benefit of Coca-Cola FEMSA. In consideration for these undertakings, Coca-Cola FEMSA made certain undertakings for the benefit of The Coca-Cola Company and its subsidiaries, including indemnity obligations with respect to specified matters relating to the accuracy of disclosure and the compliance with applicable law by Coca-Cola FEMSA’s board of directors and Panamco’s board of directors and undertakings to take specified actions and refrain from specified others to facilitate the ability of The Coca-Cola Company to receive favorable tax treatment in connection with its participation in the acquisition. In connection with the execution of the acquisition agreement for Panamco, The Coca-Cola Company and FEMSA memorialized their understandings relating to specified operational and business issues that may affect Coca-Cola FEMSA following completion of the acquisition. A summary of these understandings is set forth under “Item 10. Additional Information—Material Contracts—The Coca-Cola Memorandum.”

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

      See pages F-1 through F-53, incorporated herein by reference.

Dividend Policy

      For a discussion of our dividend policy, see “Item 3. Key Information¯Dividends” and “Item 10. Additional Information.”

Legal Proceedings

      We are party to various legal proceedings in the ordinary course of business. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe will have, or has had, a material adverse effect on our company. Other legal proceedings that are pending against or involve us and our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate disposition of such other proceedings individually or on an aggregate basis will not have a material adverse effect on our consolidated financial condition or results of operations.

      FEMSA

      Tax Matters. Due to adjustments to consolidated asset taxes derived from increased shareholdings in subsidiaries during 1998 and 1999, we calculated the asset tax receivable and filed for a refund. The tax authorities rejected the refund request. The company obtained a favorable decision during the amparo proceedings, the tax authorities have appealed the decision, and the procedure is still ongoing. As of December 31, 2003, the receivable amount was approximately Mexican pesos 218 million.

      Coca-Cola FEMSA

Mexico

      Tax Matters. During 2002, Coca-Cola FEMSA initiated an appeal related to the Impuesto Especial Sobre Productos y Servicios (Special Tax on Products and Services) or IEPS applicable to inventories produced with HFCS. Additionally, during 2003, Coca-Cola FEMSA included in its appeal the IEPS applicable to carbonated soft drinks produced with non-sugar sweetners. On November 21, 2003, Coca-Cola FEMSA obtained a favorable resolution for its 2002 claim and during 2004 expect to receive from the authorities the IEPS paid during 2002, including accrued interest. An appeal related to the IEPS paid in 2003 has also been initiated, and Coca-Cola FEMSA’s management and legal counsel believe that it is highly probable that it will obtain another favorable resolution.

      Antitrust Matters. During May 2000, the Comisión Federal de Competencia in Mexico (the Mexican Antitrust Commission), pursuant to a complaint filed by PepsiCo and certain of its bottlers in Mexico, initiated an investigation of the sales practices of The Coca-Cola Company and its bottlers. In November 2000, in a preliminary decision and in February 2002, through a final resolution, the Mexican Antitrust Commission determined that The Coca-Cola Company and its bottlers engaged in monopolistic practices with respect to exclusivity arrangements with certain retailers. The Mexican Antitrust Commission did not impose any fines, but ordered The Coca-Cola Company and its bottlers, including certain Mexican subsidiaries of the company, to abstain from entering into any exclusivity arrangement with retailers. Coca-Cola FEMSA, along with other Coca-Cola bottlers, appealed the resolution rendered in February 2002 by a Recurso de Revisión (Review Recourse), which was presented before the Mexican Antitrust Commission. The Mexican Antitrust Commission confirmed its original resolution and issued a confirmatory resolution in July 2002. Coca-Cola FEMSA and its Mexican operating subsidiaries appealed this resolution before the competent courts by initiating several juicios de amparo, appeals based on the violation of constitutional rights, and obtained favorable decisions. Under these decisions, the resolution was declared null and void and the Mexican Antitrust Commission was ordered to issue a new resolution amending its determination that The Coca-Cola Company and its bottlers had engaged in monopolistic transactions.

      In a different proceeding, in 2003, Coca-Cola FEMSA, The Coca-Cola Company and certain other Coca-Cola bottlers were requested by the Mexican Antitrust Commission to deliver certain proprietary information pursuant to a new investigation initiated by the Mexican Antitrust Commission. Coca-Cola FEMSA obtained injunctions against the orders from the Mexican Antitrust Commission to deliver the requested information.

Central America

      Antitrust Matters in Costa Rica and Panama. During August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission) pursuant to a complaint filed by PepsiCo and its bottler in Costa Rica initiated an investigation of the sales practices of The Coca-Cola Company and Coca-Cola FEMSA’s Costa Rica subsidiary for alleged monopolistic practices in the retail distribution channel, including sales gained through exclusivity arrangements. Although no assurances can be given, we do not believe that the outcome of this matter, even if determined against Coca-Cola FEMSA, will have a material adverse effect on its financial condition or results of operations. Coca-Cola FEMSA’s Costa Rica subsidiary has vigorously defended itself throughout the process and is anticipating a decision from the Costa Rican Antitrust Commission at any time.

      During 2002, Refrescos Nacionales, S.A., the Pepsi bottler in Panama, initiated a lawsuit against Coca-Cola FEMSA’s Panamanian operating subsidiary, based on alleged monopolistic practices in the retail distribution channel through the implementation of exclusivity agreements, which allegedly have caused significant financial and sales losses to the plaintiff. Coca-Cola FEMSA believes this lawsuit is without merit and intends to vigorously defend itself in this matter.

Colombia

      Labor Matters. During July 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against certain subsidiaries of Coca-Cola FEMSA. In the complaint, the plaintiffs alleged that the subsidiaries of Coca-Cola FEMSA acquired in the Panamco acquisition engaged in wrongful acts against the labor union and its members in Colombia, including kidnapping, torture, death threats and intimidation. The complaint alleges claims under the U.S. Alien Tort Claims Act, Torture Victim Protection Act, Racketeer Influenced and Corrupt Organizations Act and state tort law and seeks injunctive and declaratory relief and damages of more than US$500 million, including treble and punitive damages and the cost of the suit, including attorney fees. Coca-Cola FEMSA filed a motion to dismiss the complaint for lack of subject matter and personal jurisdiction. Coca-Cola FEMSA expects a ruling on the motion to dismiss at any time. Coca-Cola FEMSA believes this lawsuit is without merit and intends to vigorously defend itself in this matter.

Venezuela

      Tax Matters. In 1999, Coca-Cola FEMSA’s Venezuelan subsidiary received notice of certain tax claims asserted by the Venezuelan taxing authorities. This subsidiary has taken the appropriate recourses against these claims at the administrative level as well as at the court level. These claims currently total approximately US$23 million. Coca-Cola FEMSA has certain rights to indemnification from Venbottling Holding, Inc., a former shareholder of Panamco, and The Coca-Cola Company for a substantial portion of such claims. Based on the analysis that Coca-Cola FEMSA has completed in relation to these claims, as well as the defense strategy that it has developed, Coca-Cola FEMSA does not believe that the ultimate disposition of these cases will have a material adverse effect on its financial condition or results of operations.

      Labor and distribution. Since 1999, a group of independent distributors of Coca-Cola FEMSA’s Venezuelan subsidiary commenced a proceeding to incorporate a union of distributors. As a result, these distributors may, among other things, individually demand certain labor and severance rights against this subsidiary. Since the incorporation process began, Coca-Cola FEMSA has vigorously opposed its formation through all available legal channels. In February 2000, Coca-Cola FEMSA’s Venezuelan subsidiary presented a nullity recourse against the union incorporation solicitation, as well as an injunction request before the Venezuelan Supreme Court. On September 20, 2001, the Venezuelan Supreme Court rendered its opinion confirming the incorporation of the union, but withheld granting any specific labor rights to the members of the union other than the right to be unionized. In order to obtain specific labor rights, the union, or its members, will have to request and obtain from a court of law a determination that the members of such union are considered workers pursuant to Venezuelan labor laws, and thereafter claim against Coca-Cola FEMSA’s Venezuelan subsidiary the payment of such benefits and rights including retroactive payments. To Coca-Cola FEMSA’s knowledge, neither the union nor any of its individual members have initiated any process with the objective of obtaining such a court decision, although certain members of the union have threatened such action.

      Since 2001 (after two decisions rendered during 2000 and 2001 by the Venezuelan Supreme Court against affiliates of Empresas Polar, S.A., whereby the Supreme Court found in those individual cases that the relationship between the affiliates of Empresas Polar, S.A. and those specific distributors constituted a labor relationship rather than a commercial relationship) Coca-Cola FEMSA’s Venezuelan subsidiary has been the subject of numerous claims by former distributors (including former members of the distributors union) claiming alleged labor and severance rights owed to them at the time of the termination of their relationship with us. As of December 31, 2003, Coca-Cola FEMSA’s Venezuelan subsidiary was the subject of several lawsuits filed by former distributors for a total amount of approximately US$31 million. Notwithstanding the number of claims and the amounts involved, most of these claims have been filed by former distributors that either have entered into release agreements with Coca-Cola FEMSA’s Venezuelan subsidiary at the time of their termination, and therefore Coca-Cola FEMSA believes have no rights for additional claims, or are claims that have been filed after the expiration of the statute of limitations. There are also lawsuits presented by people that have never had a distributor or employee relationship with Coca-Cola FEMSA, which Coca-Cola FEMSA believes have no merit. Since the decisions rendered by the Supreme Court during 2000 and 2001 against the affiliates of Empresas Polar, S.A., the Supreme Court has, during 2002 and 2003, revised its criteria for determining a labor relationship vis-à-vis a commercial relationship. Coca-Cola FEMSA believes based on the new decisions rendered by the Supreme Court, as well as based on the individual analysis of each individual claim, that these claims are without merit and intends to vigorously defend themselves against them.

FEMSA Cerveza

      Tax Matters. Tax proceedings are pending in the Mexican tax courts related to exports to countries considered to be tax havens under Mexican law in the amount of Ps. 67.6 million. FEMSA Cerveza believes that the resolution of these claims will not have a material adverse effect on its business.

      Antitrust Matters. On January 24, 2000, the Mexican Antitrust Commission notified FEMSA Cerveza that it was reviewing the pricing practices of the Mexican beer industry and requested information as a part of that review. On April 11, 2002, the Mexican Antitrust Commission issued a final decision recognizing that FEMSA Cerveza had not engaged in any illegal behavior. FEMSA Cerveza has agreed to inform the Mexican Antitrust Commission regarding its pricing practices for the next three years. FEMSA Cerveza has delivered the relevant information to the Mexican Antitrust Commission in accordance to this agreement.

      On June 18, 2003, the Mexican Antitrust Commission announced that it was launching a separate investigation into the beer industry practice of tied-customer arrangements. FEMSA Cerveza received a request for information from the Mexican Antitrust Commission. FEMSA Cerveza initiated amparo proceedings challenging the legality of the Commission’s actions. As of the date of this annual report, the Mexican Antitrust Commission has not formally charged FEMSA Cerveza of any illegal behavior and continues its investigation. FEMSA Cerveza cannot give any assurances that any action taken as a result of this investigation will not negatively affect them in the future.

      Labatt USA Litigation. On March 3, 2004, Interbrew and AmBev announced a transaction that would affect the ownership of the majority interest in the limited liabity company that owns Labatt USA. Wisdom has commenced litigation in the United States District Court for the Southern District of New York alleging, among other things, that the transaction involves a transfer of membership or other ownership interests in the limited liability company that owns Labatt USA, and that such a transfer cannot occur without the approval of Wisdom or at least one of the Wisdom-appointed directors on the board of the limited liability company. See “Item 8. Financial Information––Legal Proceedings––FEMSA Cerveza.” FEMSA Cerveza found it necessary to take this legal action in order to preserve Wisdom’s rights as the holder of the minority interest in Labatt USA. In connection with the litigation, Interbrew has agreed not to close prior to May 17, 2004 (i) any transfer to AmBev, or to the company referred to as “Mergeco” in AmBev’s Schedule 13D/A filed with the SEC on March 8, 2004, of shares in Labatt or assets or businesses of Labatt, or (ii) the entry by Labatt USA into a management agreement with Interbrew or any of its affiliates. In the event the transaction announced by Interbrew and AmBev were to be consummated, we believe the transaction would also involve a change of control, as that term is defined in certain agreements governing our relationship with Labatt. See "Item 10. Additional Information––Material Contracts––FEMSA Cerveza."

ITEM 9. THE OFFER AND LISTING

Description of Securities

      Our capital stock consists of Series B Shares with full voting rights and of Series D-B and D-L Shares with limited voting rights. Prior to May 11, 2008, the shares of our company are not separable and may be transferred only in the following forms:

  B Units, consisting of five Series B Shares; and
  BD Units, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.

      On May 11, 2008, each Series D-B Share will automatically convert into one Series B Share with full voting rights, and each Series D-L Share will automatically convert into one Series L Share with limited voting rights. At that time, the BD Units and the B Units will cease to exist and the underlying Series B Shares and Series L Shares will be separated.

      The following table sets forth information regarding our capital stock as of March 15, 2004:

Class	Number	Percentage of Capital	Percentage of Voting(1)

Series B Shares (no par value)	2,737,740,090	51.68%	100.0%
Series D-B Shares (no par value)	1,279,785,180	24.16	0.0
Series D-L Shares (no par value)	1,279,785,180	24.16	0.0

Total Shares	5,297,310,450	100.0%	100.0%

Units
BD Units	639,892,590	60.40%	23.37%
B Units	419,569,500	39.60	76.63

Total Units	1,059,462,090	100.0%	100.0%

__________________
(1)	Series D-B and Series D-L Shares have limited voting rights.

Trading Markets

      Prior to May 11, 1998, there was no market for the BD Units, the B Units or any of our shares. Since May 11, 1998, ADSs representing BD Units have been listed on the New York Stock Exchange, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADS represents ten BD Units deposited under the ADS Deposit Agreement with the ADS Depositary.

      The New York Stock Exchange trading symbol for the ADSs is “FMX” and the Mexican Stock Exchange trading symbols are “FEMSA UBD” for the BD Units and “FEMSA UB” for the B Units.

      Fluctuations in the exchange rate between the Mexican peso and the U.S. dollar have affected the U.S. dollar equivalent of the Mexican peso price of our shares on the Mexican Stock Exchange and, consequently, have also affected the market price of our ADSs. See “Item 3. Key Information—Exchange Rate Information—Mexican Peso.”

Trading on the Mexican Stock Exchange

      The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation, the shares of which are held by 30 brokerage firms, that are exclusively authorized to trade on the exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems and is open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the BD Units that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes the New York Stock Exchange) outside Mexico.

      Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission). Most securities traded on the Mexican Stock Exchange, including ours, are on deposit with S.D. Indeval, S.A. de C.V., Instituto para el Depósito de Valores, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Price History

      The table below sets forth, for the periods indicated, the reported high and low sale prices for the BD Units and B Units on the Mexican Stock Exchange and the reported high and low sale prices for the ADSs on the New York Stock Exchange. Prices for the BD Units are presented from 1999 to March 23, 2004 based on data provided by the Mexican Stock Exchange. Prices for the B Units and the ADSs from 1999 to March 23, 2004 have been presented based on information from the Mexican Stock Exchange and the New York Stock Exchange.

	BD Units(1)

	Nominal Pesos

	High	Low	Close	Close US$(2)	Average Daily Trading Volume (Units)

1999	42.60	19.00	42.30	4.46	1,791,831
2000	50.50	24.60	28.60	2.97	1,310,216
2001	41.60	24.40	31.02	3.39	1,132,468
2002
First Quarter	42.50	31.02	41.95	4.65	1,332,724
Second Quarter	46.50	36.95	39.05	3.91	1,001,819
Third Quarter	41.34	33.50	37.56	3.68	755,405
Fourth Quarter	39.50	34.35	37.93	3.64	733,989
2003
First Quarter	38.45	33.30	35.86	3.33	604,877
Second Quarter	45.10	34.80	43.01	4.11	719,752
Third Quarter	43.60	39.18	41.87	3.81	1,195,971
Fourth Quarter	43.00	38.20	41.48	3.69	1,500,219
September	42.00	40.08	41.87	3.81	1,389,495
October	43.00	38.20	39.47	3.59	1,758,970
November	41.49	38.20	39.42	3.46	1,895,405
December	41.48	38.40	41.48	3.69	859,276
2004
January	47.00	40.85	45.59	4.14	1,641,251
February	50.71	45.50	49.67	4.49	1,403,274
March(3)	55.50	50.00	53.00	4.83	1,734,165
__________________
(1)	The prices and average daily trading volume for the BD Units were taken from Bloomberg.
(2)	Based on the noon buying rate for the purchase of U.S. dollars, as reported by the Federal Reserve Bank of New York at the close of each period.
(3)	Through March 15, 2004.

	B Units(1)

	Nominal Pesos

	High	Low	Close	Close US$(2)	Average Daily Trading Volume (Units)

1999	37.00	27.50	37.00	3.90	256,624
2000	45.00	31.30	45.00	4.68	81,836
2001	45.00	27.92	36.10	3.94	15,967
2002
First Quarter	39.00	34.00	39.00	4.32	2,849
Second Quarter	40.00	39.00	39.44	3.95	327
Third Quarter	39.44	38.00	38.00	3.72	32
Fourth Quarter	37.50	34.60	37.00	3.55	389
2003
First Quarter	36.90	33.70	36.30	3.37	426
Second Quarter	40.90	37.00	40.90	3.91	61
Third Quarter	40.90	39.00	39.00	3.54	2,223
Fourth Quarter	40.00	34.00	38.70	3.44	7,231
September	40.56	39.00	39.00	3.54	4,156
October	40.00	36.00	36.00	3.27	10,925
November	38.50	34.00	38.50	3.38	8,930
December	39.50	38.50	38.70	3.44	11,253
2004
January	42.00	38.70	42.00	3.81	43,431
February	45.00	43.50	45.00	4.07	64
March(3)	49.00	45.00	49.00	4.47	879
__________________
(1)	The prices and average daily trading volume for the B Units were taken from Bloomberg.
(2)	Based on the noon buying rate for the purchase of U.S. dollars, as reported by the Federal Reserve Bank of New York at the close of each period.
(3)	Through March 15, 2004.

	ADSs(1)

	U.S. dollars

	High	Low	Close	Average Daily Trading Volume (ADSs)

1999	44.87	18.06	44.50	203,855
2000	54.62	25.75	29.87	221,984
2001	45.49	26.31	34.55	231,109
2002
First Quarter	47.30	34.10	47.15	244,121
Second Quarter	49.79	36.78	39.22	243,160
Third Quarter	42.23	33.25	33.80	248,426
Fourth Quarter	39.69	33.50	36.42	181,301
2003
First Quarter	36.93	30.50	33.27	209,309
Second Quarter	42.69	32.82	41.20	195,547
Third Quarter	41.40	36.22	38.15	260,360
Fourth Quarter	38.74	33.81	36.88	332,581
September	38.76	36.60	38.15	318,233
October	38.74	34.00	35.72	437,843
November	37.24	34.00	34.38	260,200
December	36.92	33.81	36.88	285,045
2004
January	43.23	36.85	41.17	380,760
February	45.57	41.42	45.00	313,089
March(2)	50.76	45.11	48.16	458,200
__________________
(1)	Each ADS is comprised of ten BD Units. The price and average daily trading volume were taken from ThompsonOne.
(2)	Through March 15, 2004.

ITEM 10. ADDITIONAL INFORMATION

Bylaws

      Below is a brief summary of certain significant provisions of our bylaws and applicable Mexican law. This description does not purport to be complete and is qualified in its entirety by reference to our bylaws and the provisions of applicable Mexican law. For a description of the provisions of our bylaws relating to the board of directors, executive committee and statutory examiners, See “Item 6. Directors, Senior Management and Employees.”

Organization and Register

      We are a sociedad anónima de capital variable organized in Mexico under the Ley General de Sociedades Mercantiles (the Mexican General Corporations Law). We were incorporated in 1936 under the name Valores Industriales, S.A., as a sociedad anónima and are currently named Fomento Económico Mexicano, S.A. de C.V. We were registered in the Public Registry of Commerce of Monterrey, Nuevo León on May 30, 1936 under the mercantile number 16, page 168, volume 79, third book, second auxiliary of the Registry.

Voting Rights and Certain Minority Rights

      Each Series B Share entitles its holder to one vote at any of our ordinary or extraordinary general shareholders meetings. The bylaws state that the board of directors must comprise at least sixteen members. Holders of Series B Shares are entitled to elect at least eleven members of our board of directors, which shall constitute the majority (51%) of the board at all times. Holders of Series D-B and D-L Shares are entitled to elect five members of our board of directors and, upon conversion of the Series D-L Shares to Series L Shares or upon issuance of Series L Shares, the holders of Series L Shares will be entitled to elect two members of the board of directors. Under Mexican law, a minority shareholder or group of shareholders voting in concert has the right to elect one director and, if generally elected, one alternate director for each 10% of the capital stock of the company owned by such minority holder or group. None of our shares have cumulative voting rights.

      Under our bylaws, the holders of Series D and L Shares are entitled to vote at extraordinary shareholders’ meetings only on the following limited matters: (i) transformation of the company, but not transformation from a company with variable capital stock to a company without variable capital stock or vice versa, (ii) any merger in which we are not the surviving entity, or mergers with other entities whose principal corporate purposes are different from those of our company or our subsidiaries, (iii) change of nationality, (iv) dissolution and liquidation and (v) the cancellation of the registration of the Series L Shares or Series D Shares in the Mexican Stock Exchange or in any other foreign stock markets where listed, except in the case of conversion of these shares as provided for in the bylaws.

      Under Mexican law, holders of shares of any series are entitled to vote as a class in a special meeting governed by the same rules that apply to extraordinary meetings on any action that would impair the rights of holders of shares of such series, and a holder of shares of such series would be entitled to judicial relief against any action taken without such a vote. In certain cases, the board of directors, the statutory examiner or a Mexican court could call a special meeting. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity of a class vote would ultimately be determined by a court. There are no procedures for determining whether a particular proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

      Subject to the terms of the ADS Deposit Agreement, holders of ADSs may instruct the ADS Depositary with respect to voting the FEMSA shares comprising the BD Units underlying their ADSs.

Shareholder Meetings

      General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain matters specified in Article 182 of the Mexican Corporations Law and our bylaws. Such matters include: amendments to the bylaws, liquidation, dissolution, merger and transformation from one form of company to another, issuance of preferred stock debentures and increases and reductions of the fixed portion of the capital. General meetings called to consider all other matters are ordinary meetings. An ordinary meeting must be held at least once each year within the first four months following the end of the preceding fiscal year to (i) consider the approval of the financial statements of FEMSA and certain of our subsidiaries for the preceding fiscal year, (ii) to appoint, remove, ratify or elect directors and statutory examiners and (iii) to determine their compensation and to determine the allocation of profits and losses of the preceding year. Generally, as a matter of Mexican law, holders of securities of limited voting rights are not entitled to attend shareholders meetings at which they are not entitled to vote. Holders of BD Units or B Units are entitled to attend all shareholders meetings (by virtue of the Series B Shares and Series D Shares included in the BD Units or B Units) and vote on matters that are subject to the vote of holders of the underlying shares.

      The quorum for an ordinary shareholders’ meeting of the Series B Shares on first call is more than 50% of the Series B Shares, and action may be taken by a majority of the Series B Shares represented at the meeting. If a quorum is not available, a second or subsequent meeting may be called and held by whatever number of Series B Shares are present, at which meeting action may be taken by a majority of the Series B Shares present.

      The quorum for an extraordinary shareholders’ meeting is at least 75% of the Series B Shares entitled to vote at the meeting, and action may be taken by a vote of the majority of the outstanding shares that are entitled to vote. If a quorum is not available, a second meeting may be called, at which the quorum will be the majority of the outstanding capital stock entitled to vote, and actions will be taken by holders of the majority of the outstanding capital stock entitled to vote.

      Under Mexican law, holders of 20% of our outstanding shares entitled to vote on a particular item may judicially oppose resolutions adopted at a shareholders’ meeting if the following conditions are met: (i) such holders file a complaint with a Mexican court within 15 days after the adjournment of the meeting at which such action was taken, (ii) such holders’ complaint details the provisions of the Mexican law or the bylaws that are violated, and the reason for their claim and (iii) such holders were not represented at the meeting when the action was taken or, if represented, voted against such action.

      Shareholders meetings may be called by the board of directors, the statutory examiner and, under certain circumstances, a Mexican court. In addition, an ordinary meeting may be called by any holder of Series B Shares if an ordinary shareholders meeting has not been held within the preceding two fiscal years or if any action required under Mexican law to be taken at any ordinary shareholders meeting is not taken. The board of directors or the statutory examiner may be required to call a shareholders meeting at the written request of the holders of 10% of the outstanding shares. In the event this meeting is not called within 15 days following the date of the request, a Mexican court may require a meeting to be called. A notice of meeting and an agenda must be published in the Periódico Oficial del Estado de Nuevo León (the Official State Gazette) or a newspaper of general circulation in Monterrey, N.L., Mexico at least 15 days prior to the date set for the meeting. To attend a meeting, shareholders must deposit their shares with the company or with an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend a meeting, a shareholder may be represented by an attorney-in-fact.

Dividend Rights

      At the annual ordinary general shareholders meeting, the board of directors submits the financial statements of the company for the previous fiscal year, together with a report thereon by the board of directors and the report of the statutory examiner. Once the holders of Series B Shares have approved the financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our capital stock. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders.

      Amounts allocated as dividends will be paid to the holders of capital stock of FEMSA in the following manner. Our bylaws provide that, before May 11, 2008, dividends will be allocated among the shares outstanding and fully paid at the time a dividend is declared in such manner that each Series D-B Share and Series D-L Share receives 125% of the dividend distributed in respect of each Series B Share. Holders of Series D-B Shares and Series D-L Shares are entitled to this dividend premium in connection with all dividends paid by us other than payments in connection with the liquidation of our company. On May 11, 2008, the Series D-B Shares will automatically convert into Series B Shares and the Series D-L Shares will automatically convert into Series L Shares, which will not be entitled to a dividend premium. From and after May 11, 2008, the Series L Shares and Series B Shares that are outstanding and fully paid at the time a dividend is declared will be entitled to share equally in the dividend.

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

      A capital stock increase may be effected through the issuance of new shares for payment in cash or in kind, or by capitalization of indebtedness or of certain items of shareholders’ equity.

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

      Reimbursement of withdrawn shares is made at the lower of: (i) 95% of the average price per share quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the withdrawal becomes effective, and (ii) the book value per share as calculated from the company’s financial statements (as approved at the annual ordinary general shareholders meeting) for the fiscal year at the end of which the withdrawal becomes effective. Shareholders exercising their withdrawal rights can request reimbursement by us on the day following the ordinary shareholders meeting at which the financial statements referred to above are approved.

      Because the fixed capital cannot be withdrawn, requests for withdrawals are satisfied only to the extent of the available variable capital and in the order in which they are received; requests that are received simultaneously are fulfilled pro rata to the extent of the available variable capital.

      Any increase or decrease in our capital stock or any redemption or repurchase will be subject to the following limitations: (i) the Series B Shares will always represent at least 51% of the outstanding shares of capital stock and the Series D-L Shares and Series L Shares will never represent more than 25% of the outstanding shares of capital stock, (ii) before May 11, 2008, the Series D-B, Series D-L and Series L Shares will not exceed in the aggregate 49% of our capital stock and (iii) from and after May 11, 2008, no Series D Shares will be outstanding, the Series L Shares will represent up to 25% of the capital stock and the Series B Shares will represent at least 75% of the capital stock.

Preemptive Rights

      Except in limited circumstances under Mexican law, in the event of a capital increase, a holder of existing shares of a given series generally has a preferential right to subscribe to shares of the same series sufficient to maintain the holder’s existing proportionate holding of shares of that series. Preemptive rights must be exercised during a term fixed by the shareholders at the meeting declaring the capital increase, which term must last at least 15 days following the publication of notice of the capital increase in the Official State Gazette. As a result of applicable United States securities laws, holders of ADSs may be restricted in their ability to participate in the exercise of preemptive rights under the terms of the ADS Deposit Agreement. Shares designated for issuance pursuant to a preemptive rights offering, with respect to which preemptive rights have not been exercised, may be sold by us to third parties on the same terms and conditions previously approved by the shareholders or the board of directors.

      Article 81 of the Ley de Mercado de Valores (the Mexican Securities Market Law) permits the issuance and sale of shares through a public offering without granting shareholders preemptive rights, if permitted by the bylaws and upon, among other things, express authorization of the Mexican National Banking and Securities Commission and the approval of the extraordinary shareholders meeting called for such purpose. Our bylaws permit the issuance and sale of shares in a public offering in accordance with Article 81 of the Mexican Securities Market Law. Such offer may not take place if shareholders representing 25% or more of the Series B Shares vote against such issuance. Any shareholder that votes against such issuance has the right to demand that we sell such shareholder’s shares to the public at the same price at which the newly issued shares are to be sold.

Limitations on Share Ownership

      Ownership by non-Mexican nationals of shares of Mexican enterprises is regulated by the 1993 Ley de Inversión Extranjera (the Foreign Investment Law) and its regulations. The Comisión Nacional de Inversión Extranjera (the National Commission on Foreign Investment or the Foreign Investment Commission) is responsible for the administration of the Foreign Investment Law and its regulations.

      As a general rule, the Foreign Investment Law allows foreign holdings of up to 100% of the capital stock of Mexican companies except for those engaged in certain specified restricted industries. The Foreign Investment Law and its regulations require that Mexican shareholders retain the power to determine the administrative control and the management of corporations in industries in which special restrictions on foreign holdings are applicable. Foreign investment in our shares is not limited under either the Foreign Investment Law or its Regulations.

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

      Pursuant to judicial adjudication, we may acquire the shares of a shareholder in satisfaction of a debt owed by such shareholder to us, and we must resell any shares so acquired within three months or our capital stock will be reduced and those shares will be canceled.

      Forfeiture of shares. As required by Mexican law, the bylaws provide that non-Mexican holders of FEMSA shares, BD Units and B Units (i) are considered as Mexican with respect to such shares that they acquire or hold and (ii) may not invoke the protection of their own governments in respect of the investment represented by those shares. Failure to comply with the bylaws may result in a penalty of forfeiture of a shareholder’s capital interests in favor of the Mexican state. In the opinion of Lic. Carlos Aldrete, General Counsel of FEMSA, under this provision, a non-Mexican shareholder (including a non-Mexican holder of ADSs) is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican state with respect to its rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in our company. If a shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican state.

      Duration. The bylaws provide that the duration of our company is 99 years, commencing on May 30, 1936.

      Conflict of interest. Any shareholder or director that has a conflict of interest with respect to a transaction of our company is required to abstain from voting with respect to such transaction at the relevant shareholders meeting. A shareholder that votes on a business transaction in which its interests conflict with those of our company may be liable for damages, but only if the transaction would not have been approved without its vote.

      Under Mexican law, any director who has a conflict of interest with FEMSA in any transaction must disclose such fact to the other directors and abstain from voting. Any director who violates such provisions will be liable for damages. Additionally, our directors and statutory examiners may not represent shareholders in the shareholder meetings.

Appraisal rights. Whenever the shareholders approve a change of corporate purpose, change of nationality or transformation from one corporate form to another of FEMSA, any shareholder entitled to vote on such change that has voted against it, may withdraw from FEMSA and redeem its shares receiving the amount calculated as specified under Mexican law attributable to its shares, provided that it exercises its right within 15 days following the adjournment of the meeting at which the change was approved. Under Mexican law, the amount which a withdrawing shareholder is entitled to receive is equal to its proportionate interest in our capital stock or reimbursement according to our most recent balance sheet approved by an ordinary general shareholders meeting.

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

      Limited Liability. Shareholders’ liability for FEMSA’s losses are limited to their shareholdings in our company.

Taxation

      The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our ADSs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our ADSs, who we refer to as a U.S. holder, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, investors who hold our ADSs as part of a hedge, straddle, conversion or integrated transaction or investors who have a “functional currency” other than the U.S. dollar. This summary deals only with U.S. holders that will hold our ADSs as capital assets, but does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the voting shares (including ADSs) of the company.

      This summary is based upon tax laws of the United States and Mexico as in effect on the date of this annual report, including the provisions of the income tax treaty between the United States and Mexico which we refer to as the Tax Treaty, which are subject to change. The summary does not address any tax consequences under the laws of any state or locality of Mexico or the United States or the laws of any taxing jurisdiction other than the federal laws of Mexico and the United States. Holders of our ADSs should consult their tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of ADSs, including, in particular, the effect of any foreign, state or local tax laws.

      Mexican Taxation

      For purposes of this summary, the term “non-resident holder” means a holder that is not a resident of Mexico and that does not hold our ADSs in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico. For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has another home outside Mexico, but his or her Centro de Intereses Vitales (Center of Vital Interests) (as defined in the Mexican Tax Code) is located in Mexico. A legal entity is a resident of Mexico either if it is organized under the laws of Mexico or if it has its principal place of business or its place of effective management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless he or she can demonstrate that the contrary is true. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to the permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

      Taxation of Dividends. Under Mexican income tax law, dividends, either in cash or in kind, paid with respect to our shares represented by our ADSs are not subject to Mexican withholding tax.

      Taxation of Dispositions of ADSs. Gains from the sale or disposition of ADSs by non-resident holders will not be subject to Mexican withholding tax, if the disposition is carried out through an established stock exchange.

      Gains on the sale or other disposition of ADSs made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of our ADSs in a transaction that is not carried out through the Mexican Stock Exchange or other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our total capital stock (including shares represented by our ADSs) within the 12-month period preceding such sale or other disposition. Deposits of shares in exchange for ADSs and withdrawals of shares in exchange for our ADSs will not give rise to Mexican tax.

      Other Mexican Taxes. There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of our ADSs. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of our ADSs.

      United States Taxation

      Taxation of Dividends. The gross amount of any dividends paid with respect to our shares represented by our ADSs generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the ADS Depositary and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the ADS Depositary (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their tax advisors regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs after December 31, 2002 and before January 1, 2009 is subject to taxation at a maximum rate of 15%. U.S. holders should consult their own tax advisors regarding the availability of the reduced dividends tax rate in light of their own particular circumstances. Dividends generally will constitute foreign source “passive income” or, in the case of certain U.S. holders, “financial services income” for U.S. foreign tax credit purposes.

      Distributions to holders of additional shares with respect to our ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

      A holder of ADSs that is, with respect to the United States, a foreign corporation or non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received on ADSs, unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

      Taxation of Capital Gains. A gain or loss realized by a U.S. holder on the sale or other disposition of ADSs will be subject to U.S. federal income taxation as a capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the ADSs. Any such gain or loss will be a long-term capital gain or loss if the ADSs were held for more than one year on the date of such sale. Any long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gains. The deduction of capital losses is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gains or losses for U.S. federal income tax purposes.

      Any gain realized by a U.S. holder on the sale or other disposition of ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes.

      A non-U.S. holder of ADSs will not be subject to U.S. federal income or withholding tax on any gain realized on the sale of ADSs, unless (i) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, or (ii) in the case of a gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

      United States Backup Withholding and Information Reporting. A U.S. holder of ADSs may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to such U.S. holder, such as dividends, interest or the proceeds of a sale or disposition of ADSs, unless such holder (i) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability. While non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

Material Contracts

      We and our subsidiaries are parties to a variety of material agreements with third parties, including shareholders’ agreements, supply agreements and purchase and service agreements. Set forth below are summaries of such agreements. Because this is a summary, readers should not rely on these summaries in lieu of reading the actual agreements, which we have either filed or incorporated by reference in this annual report. See “Item 19. Exhibits.”

      Coca-Cola FEMSA

      Shareholders Agreement

      In connection with the initial subscription by a subsidiary of The Coca-Cola Company of Coca-Cola FEMSA’s capital stock, FEMSA and The Coca-Cola Company agreed that Coca-Cola FEMSA would be managed as a joint venture. Accordingly, in June of 1993, a subsidiary of ours and a subsidiary of The Coca-Cola Company entered into a shareholders agreement, which, together with Coca-Cola FEMSA’s bylaws, set forth the basic rules under which Coca-Cola FEMSA operates. This agreement has been subsequently amended to reflect changes in the subsidiaries through which FEMSA and The Coca-Cola Company hold their shares of Coca-Cola FEMSA.

      The shareholders agreement contemplates that Coca-Cola FEMSA will be managed in accordance with one-year and five-year business plans, although in practice, it is now managed according to a three-year plan.

      Under Coca-Cola FEMSA’s bylaws, its Series A Shares and Series D Shares are the only shares with full voting rights and, therefore, control actions by its shareholders and board of directors. The holders of Series A Shares and Series D Shares have the power to determine the outcome of all actions requiring approval by its board of directors and, except in certain limited situations, all actions requiring approval of the shareholders. For actions by its board of directors, a supermajority including the directors appointed by the holders of Series D Shares is required for all actions. For shareholder actions, a majority of the shares represented at the shareholder meeting must vote in favor, whereas to amend the voting or quorum rights set out in Coca-Cola FEMSA’s bylaws, a supermajority of at least 95% of those voting and not abstaining, must vote in favor.

      The shareholders agreement sets forth the principal shareholders’ understanding as to the effect of adverse actions of The Coca-Cola Company under the bottler agreements. Coca-Cola FEMSA’s bylaws provide that a majority of the directors appointed by the holders of Series A Shares, upon making a reasonable, good faith determination that any action of The Coca-Cola Company under any bottler agreement between The Coca-Cola Company and Coca-Cola FEMSA or any of its subsidiaries is materially adverse to Coca-Cola FEMSA’s business interests and that The Coca-Cola Company has failed to cure such action within 60 days of notice, may declare a simple majority period at any time within 90 days after giving notice. During the simple majority period certain decisions, namely the approval of material changes in Coca-Cola FEMSA’s business plans, the introduction of a new, or termination of an existing, line of business, and related party transactions outside the ordinary course of business, which would ordinarily require the presence and approval of at least two Series D directors, can be made by a simple majority vote of its entire board of directors, without requiring the presence or approval of any Series D director. A majority of the Series A directors may terminate a simple majority period but, once having done so, cannot declare another simple majority period for one year after the termination. If a simple majority period persists for one year or more, the provisions of the shareholders agreement for resolution of irreconcilable differences may be triggered, with the consequences outlined in the following paragraph.

      In addition to the rights of first refusal provided for in Coca-Cola FEMSA’s bylaws regarding proposed transfers of Series A Shares or Series D Shares, the shareholders agreement contemplates three circumstances under which one principal shareholder may purchase the interest of the other in Coca-Cola FEMSA: (i) a change in control in a principal shareholder; (ii) the existence of irreconcilable differences between the principal shareholders; or (iii) the occurrence of certain specified defaults.

      In the event that (i) one of the principal shareholders buys the other’s interest in Coca-Cola FEMSA in any of the circumstances described above or (ii) the ownership of Coca-Cola FEMSA’s shares of capital stock other than the Series L Shares of the subsidiaries of The Coca-Cola Company or FEMSA is reduced below 20% and upon the request of the shareholder whose interest is not so reduced, the shareholders agreement requires that our bylaws be amended to eliminate all share transfer restrictions and all super-majority voting and quorum requirements, after which the shareholders agreement would terminate. In the event that the ownership of Coca-Cola FEMSA’s shares of capital stock other than the Series L Shares of the subsidiaries of The Coca-Cola Company or FEMSA is reduced below 25% (but not below 20%) and upon the request of the shareholder whose interest is not so reduced, the shareholders agreement requires that Coca-Cola FEMSA’s bylaws be amended to eliminate all super-majority voting and quorum requirements, other than those relating to the share transfer restrictions.

      The shareholders agreement also contains provisions relating to the principal shareholders’ understanding as to Coca-Cola FEMSA’s growth. It states that it is The Coca-Cola Company’s intention that Coca-Cola FEMSA will be viewed as one of a small number of its “anchor” bottlers in Latin America. In particular, the parties agree that it is desirable that Coca-Cola FEMSA expands by acquiring additional bottler territories in Mexico and other Latin American countries in the event any become available through horizontal growth. In addition, The Coca-Cola Company has agreed, subject to a number of conditions, that if it obtains ownership of a bottler territory that fits with Coca-Cola FEMSA’s operations, it will give Coca-Cola FEMSA the option to acquire such territory. The Coca-Cola Company has also agreed to support prudent and sound modifications to Coca-Cola FEMSA’s capital structure to support horizontal growth. The Coca-Cola Company’s agreement as to horizontal growth expires upon either the elimination of the super-majority voting requirements described above or The Coca-Cola Company’s election to terminate the agreement as a result of a default.

      The Coca-Cola Memorandum

      In connection with the acquisition of Panamco, Coca-Cola FEMSA established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and our company that were memorialized in writing prior to completion of the acquisition. The terms are as follows:

  The current stockholder arrangements between our company and The Coca-Cola Company will continue in place. See “Shareholders Agreement.”
  FEMSA will continue to consolidate Coca-Cola FEMSA’s financial results.
  The Coca-Cola Company and our company will continue to discuss in good faith the possibility of implementing changes to Coca-Cola FEMSA’s capital structure in the future.
  There will be no changes in concentrate incidence pricing or marketing support by The Coca-Cola Company up to May 2004. After such time, The Coca-Cola Company has complete discretion to implement any changes with respect to these matters, but any decision in this regard will be discussed with Coca-Cola FEMSA and will take Coca-Cola FEMSA’s operating condition into consideration.
  The Coca-Cola Company may require the establishment of a different long-term strategy for Brazil. If, after taking into account Coca-Cola FEMSA’s performance in Brazil, The Coca-Cola Company does not consider Coca-Cola FEMSA to be part of this long-term strategic solution for Brazil, then Coca-Cola FEMSA will sell its Brazilian franchise to The Coca-Cola Company or its designee at fair market value. Fair market value would be determined by independent investment bankers retained by each party at their own expense pursuant to specified procedures.
  FEMSA, The Coca-Cola Company and Coca-Cola FEMSA will meet to discuss the optimal Latin American territorial configuration for the Coca-Cola bottler system. During this meeting, Coca-Cola FEMSA will consider all possible combinations and any asset swap transactions that may arise from these discussions. In addition, Coca-Cola FEMSA will entertain any potential combination as long as it is strategically sound and done at fair market value.
  Coca-Cola FEMSA would like to keep open strategic alternatives that relate to the integration of carbonated soft drinks and beer. The Coca-Cola Company, our company and Coca-Cola FEMSA would explore these alternatives on a market-by-market basis at the appropriate time.
  The Coca-Cola Company will sell to a subsidiary of our company, sufficient shares to permit FEMSA to beneficially own 51% of Coca-Cola FEMSA’s outstanding capital stock (assuming that this subsidiary of FEMSA does not sell any shares and that there are no issuances of Coca-Cola FEMSA’s stock other than as contemplated by the acquisition). This understanding will be in place until May 2006. In this proposed sale, FEMSA would pay the higher of:
            - The prevailing market price per share at the time of the sale, and
            - The sum of US$2.216 per share (US$22.16 per ADS) plus The Coca-Cola Company’s carrying costs.
  Coca-Cola FEMSA may be entering some markets where significant infrastructure investment may be required. The Coca-Cola Company and FEMSA will conduct a joint study that will outline strategies for these markets, as well as the investment levels required to execute these strategies. Subsequently, it is intended that our company and The Coca-Cola Company will reach agreement on the level of funding to be provided by each of the partners. The parties intend that this allocation of funding responsibilities would not be overly burdensome for either partner.
  Coca-Cola FEMSA entered into a stand-by credit facility, on December 19, 2003, with The Coca-Cola Export Corporation. Under this facility, Coca-Cola FEMSA may borrow, subject to certain conditions, up to US$250 million for working capital and other general corporate purposes at any time when such funding is not otherwise available until December 2006.

      Bottler Agreements

      Bottler agreements are the standard agreements that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates for certain Coca-Cola trademark beverages. Coca-Cola FEMSA manufactures, packages, distributes and sells soft drink beverages and bottled water under a separate bottler agreement for each of its territories.

      These bottler agreements provide that Coca-Cola FEMSA will purchase its entire requirement of concentrates for Coca-Cola trademark beverages from The Coca-Cola Company and other authorized suppliers at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion. Concentrate prices are determined as a percentage of the weighted average wholesale price, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, Coca-Cola FEMSA sets the price of products sold to retailers at its discretion, subject to the applicability of price restraints. Coca-Cola FEMSA has the exclusive right to distribute Coca-Cola trademark beverages for sale in its territories in authorized containers of the nature prescribed by the bottler agreements and currently used by Coca-Cola FEMSA. These containers include various configurations of cans and returnable and non-returnable bottles made of glass and plastic and fountain containers.

      The bottler agreements include an acknowledgment by Coca-Cola FEMSA that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the secret formulas with which The Coca-Cola Company’s concentrates are made. Subject to Coca-Cola FEMSA’s exclusive right to distribute Coca-Cola trademark beverages in its territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of its territories. Coca-Cola FEMSA’s bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates charged to its subsidiaries and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which Coca-Cola FEMSA purchases concentrates under the bottler agreements may vary materially from the prices it has historically paid. However, under Coca-Cola FEMSA’s bylaws and the shareholders agreement with a subsidiary of The Coca-Cola Company and a subsidiary of our company, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain veto rights of the directors, appointed by The Coca-Cola Company. This provides us with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to Coca-Cola FEMSA pursuant to the shareholder agreement and the bylaws. See “—Shareholders Agreement.”

      The Coca-Cola Company has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. The Coca-Cola Company may also introduce new beverages in Coca-Cola FEMSA’s territories in which case Coca-Cola FEMSA has a right of first refusal with respect to the manufacturing, packaging, distribution and sale of such new beverages subject to the same obligations as then exist with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit Coca-Cola FEMSA from producing or handling cola products other than those of The Coca-Cola Company, or other products or packages that would imitate, infringe upon, or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, or from acquiring or holding an interest in a party that engages in such activities. The bottler agreements also prohibit Coca-Cola FEMSA from bottling any soft drink product except under the authority of, or with the consent of, The Coca-Cola Company. The bottler agreements impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company so as to conform to policies prescribed by The Coca-Cola Company. In particular, Coca-Cola FEMSA is obligated to:

  maintain plant and equipment, staff and distribution facilities capable of manufacturing, packaging and distributing the Coca-Cola trademark beverages in authorized containers in accordance with Coca-Cola FEMSA bottler agreements and in sufficient quantities to satisfy fully the demand in its territories;
  undertake adequate quality control measures prescribed by The Coca-Cola Company;
  develop, stimulate and satisfy fully the demand for Coca-Cola trademark beverages using all approved means, which includes the investment in advertising and marketing plans;
  maintain a sound financial capacity as may be reasonably necessary to assure performance by Coca-Cola FEMSA and its affiliates of their obligations to The Coca-Cola Company; and
  submit annually to The Coca-Cola Company, Coca-Cola FEMSA’s marketing, management, promotional, and advertising plans for the ensuing year.

      The Coca-Cola Company contributed in 2003 approximately 48% of Coca-Cola FEMSA’s advertising and marketing budget in its territories. Although Coca-Cola FEMSA believes that The Coca-Cola Company intends to continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “—Shareholders Agreement.”

      Coca-Cola FEMSA has separate bottler agreements with the Coca-Cola Company for each of the territories in which it operates. Some of these bottler agreements renew automatically unless one of the parties gives prior notice that it does not wish to renew the agreement, while others require Coca-Cola FEMSA to give notice electing to renew the agreement. The following table summarizes by territory the expiration dates and renewal provisions of Coca-Cola FEMSA’s bottler agreements:

Territory	Expiration Date	Renewal Provision

Mexico	For two territories – June 2013	Ten years, renewable automatically.
	For two territories – May 2005	Ten years, requires notice at least six but not
more than twelve months before expiration date.
Central America(1)	Guatemala – March 2006	Renewable as agreed between the parties.
	Nicaragua – May 2006	Five years, requires notice at least six but not
more than twelve months before expiration date.
	Costa Rica – September 2007	Five years, requires notice at least six but not
more than twelve months before expiration date.
Colombia	June 2004(2)	Five years, requires notice at least six but not
more than twelve months before expiration date.
Venezuela	For Coca-Cola trademark beverages –	Five years, requires notice at least six but not
	August 2006	more than twelve months before expiration date.
	For other beverages – August 2006	Renewable as agreed between the parties.
Brazil	April 2004	Five years, requires notice at least six but not
more than twelve months before expiration date.
Argentina	September 2004	Ten years, renewable automatically.

__________________
(1)	Coca-Cola FEMSA is currently in the process of finalizing the bottler agreement for Panama, which Coca-Cola FEMSA expects will be substantially similar to its existing bottler agreements for Central America.
(2)	A renewal notice has been sent by Coca-Cola FEMSA to The Coca-Cola Company.

      The bottler agreements are subject to termination by The Coca-Cola Company in the event of default by Coca-Cola FEMSA. The event of default provisions include limitations on the change in ownership or control of Coca-Cola FEMSA and the assignment or transfer of the bottler agreements and are designed to preclude any person not acceptable to The Coca-Cola Company from obtaining an assignment of a bottler agreement or from acquiring Coca-Cola FEMSA independently of similar rights set forth in the shareholders agreement. These provisions may prevent changes in Coca-Cola FEMSA’s principal shareholders, including mergers or acquisitions involving sales or dispositions of Coca-Cola FEMSA’s capital stock, which will involve an effective change of control without the consent of The Coca-Cola Company. See “—Shareholders Agreement.”

      Coca-Cola FEMSA has also entered into tradename licensing agreements with The Coca-Cola Company pursuant to which Coca-Cola FEMSA is authorized to use certain trademark names of The Coca-Cola Company. These agreements have an indefinite term, but are terminated if Coca-Cola FEMSA’s ceases to manufacture, market, sell and distribute Coca-Cola trademark products pursuant to the bottler agreements or if the shareholders agreement is terminated. The Coca-Cola Company also has the right to terminate the license agreement if Coca-Cola FEMSA uses its trademark names in a manner not authorized by the bottler agreements.

      FEMSA Cerveza

      Shareholders’ Agreement

      In connection with the subscription by Labatt of FEMSA Cerveza’s capital stock, Emprex and Labatt agreed that FEMSA Cerveza would be managed as a joint venture. Accordingly, on September 12, 1994, Emprex, Labatt and FEMSA Cerveza entered into a shareholders’ agreement which, as amended, we refer to as the FEMSA Cerveza Shareholders’ Agreement, that together with FEMSA Cerveza’s bylaws, sets forth the basic governance structure under which FEMSA Cerveza operates.

      In the FEMSA Cerveza Shareholders’ Agreement, Emprex and Labatt, which are each referred to in the agreement as a Principal Cerveza Shareholder, confirm their agreement to the corporate governance provisions set forth in FEMSA Cerveza’s bylaws relating to the composition of the board of directors and the executive officers of FEMSA Cerveza as well as to the election of the members of the board and officers. In addition, the FEMSA Cerveza Shareholders’Agreement provides for the establishment of a management committee to advise on strategic decisions and policies and to review, approve and oversee important decisions of management, such as the approval of senior operating vice presidents and the implementation of the annual budget and the annual business plan.

      The board of directors of FEMSA Cerveza currently consists of fifteen directors and nine alternate directors who were elected at the annual ordinary shareholders meeting for a renewable term of one year. Eleven directors and seven alternate directors were appointed by Emprex and four directors and alternate directors were appointed by Labatt.

      The management committee currently consists of nine members, one of whom is the Chief Executive Officer of FEMSA Cerveza (with one vote), four of whom were appointed by Emprex and four of whom were appointed by Labatt.

      The FEMSA Cerveza Shareholders’ Agreement gives each of Labatt and Emprex significant influence in the conduct of FEMSA Cerveza’s business. In addition, Labatt has the power to veto certain actions requiring approval by the board of directors of FEMSA Cerveza, including amendments to the bylaws, reductions in capital stock, certain mergers or spin-offs, initiation of bankruptcy or similar proceedings, delisting any shares from the Mexican Stock Exchange and certain other matters, if any, are presented to a shareholders meeting.

      In addition to the rights of first refusal provided for in FEMSA Cerveza’s bylaws regarding proposed transfers of shares, the FEMSA Cerveza Shareholders’ Agreement contemplates that a Principal Cerveza Shareholder may purchase the interest in FEMSA Cerveza of the other in the event of a change of control in a Principal Cerveza Shareholder.

      In the event that (i) one of the Principal Cerveza Shareholders buys the other’s interest in FEMSA Cerveza because of a change in control in the other Principal Cerveza Shareholder; (ii) Labatt’s ownership of FEMSA Cerveza’s shares of capital stock (other than certain limited voting shares) is reduced below 20% of all such shares; or (iii) Emprex ceases to have managing control of FEMSA Cerveza, and upon the request of the Principal Cerveza Shareholder whose interest is not so affected, the FEMSA Cerveza Shareholders’ Agreement requires that FEMSA Cerveza’s bylaws be amended to eliminate all share transfer restrictions and all super-majority voting and quorum requirements, after which the FEMSA Cerveza Shareholders’ Agreement will terminate.

      The FEMSA Cerveza Shareholders’ Agreement grants to the Principal Cerveza Shareholders registration and tag-along rights with respect to their shareholdings in FEMSA Cerveza. In addition, the FEMSA Cerveza Shareholders’ Agreement provides for consultation between the Principal Cerveza Shareholders regarding potential investment opportunities in Latin America.

      As part of the FEMSA Cerveza Shareholders’ Agreement, the Principal Cerveza Shareholders have agreed not to compete with each other in Mexico or Canada and not to engage in the manufacturing, sale or distribution of Mexican or Canadian beers other than their respective brands. The Principal Cerveza Shareholders have also agreed to share their know-how, expertise and technology.

      FEMSA Cerveza-Labatt U.S. Joint Venture Agreement

      On December 1, 1994, FEMSA Cerveza, Labatt and certain of their respective affiliates entered into a Joint Venture Agreement, which we refer to as the U.S. Joint Venture Agreement, wherein they agreed to combine in Labatt USA, Labatt’s business related to the brewing, importation, distribution and sale of beer and other malt beverages in the United States and FEMSA Cerveza’s business related to the importation, distribution and sale of beer in the United States. Under the U.S. Joint Venture Agreement, Labatt and FEMSA Cerveza have 70% and 30% membership interests, respectively, in Labatt USA.

      U.S. Distributor Agreement

      In connection with the U.S. Joint Venture Agreement, Labatt, FEMSA Cerveza and certain of their respective affiliates (including Labatt USA) executed on December 1, 1994 an Exclusive Distributor Agreement, which we refer to as the U.S. Distributor Agreement. Under the U.S. Distributor Agreement, Labatt USA was appointed as the sole and exclusive importer, distributor, marketer and seller of CCM’s brands in the United States. The term of the U.S. Distributor Agreement is 99 years, unless terminated earlier by FEMSA Cerveza (subject to the terms of the Members Agreement, as described below) following a change of control of Labatt, a Prolonged Poor Performance (as defined in the Members Agreement) or a reduction of Labatt’s shareholding in FEMSA Cerveza to less than 20% (other than a reduction resulting from certain permitted transfers). The U.S. Distributor Agreement requires that CCM and Labatt USA agree on a price for the purchase by Labatt USA of CCM’s brands, which provides Labatt USA with a reasonable profit and CCM with a recovery of its costs and a reasonable contribution to overhead and profit.

      Members Agreement

      In connection with the U.S. Joint Venture Agreement, Labatt and FEMSA Cerveza executed a Principal Owners and Members Agreement, dated March 1, 1996, which we refer to as the Members Agreement, and which, together with the limited liability agreements of Labatt USA, governs the relationship of the parties with respect to Labatt USA. The Members Agreement provides primarily for the events of termination of the U.S. Distributor Agreement, restrictions on transfers of membership interests, exit mechanisms (including certain puts and calls in case of termination of the U.S. Distributor Agreement, a change of control or a reduction of Labatt’s shareholding in FEMSA Cerveza to less than 20%), and agreements with regard to certain matters related to the conduct of the business. The Members Agreement also requires a supermajority vote of six of the seven members of the board of directors to approve certain matters, such as distribution of profits policy, debt to capitalization ratio and annual marketing plans (including marketing expenses). Two members of the board of directors are appointed by FEMSA Cerveza and the other five members are appointed by Labatt. The Members Agreement also grants registration and tag-along rights to Labatt and FEMSA Cerveza with respect to their shareholdings in Labatt USA.

      The executive committee of Labatt USA consists of five members, one of whom is the Chief Executive Officer of Labatt USA (with no vote), two of whom are appointed by FEMSA Cerveza and two of whom are appointed by Labatt. The executive committee has the authority to advise the joint venture on strategic decisions, such as the approval of senior operating vice presidents and to review, approve and oversee the annual business plan and budget. FEMSA Cerveza has the right to veto certain actions requiring the approval of the board of directors of Labatt USA, including the introduction of new lines of business, the acquisition or disposition of assets, the execution of material contracts with affiliates and the marketing expenses for Labatt’s brands and CCM’s brands.

      Oxxo Distribution Agreement

      Pursuant to a distribution agreement, which we refer to as the Oxxo Distribution Agreement, dated September 12, 1994, FEMSA Cerveza (acting through certain of its operating subsidiaries) has appointed FEMSA Comercio as a non-exclusive distributor of the beer products produced and sold by CCM, and FEMSA Comercio has agreed to purchase all of its requirements for beer products from FEMSA Cerveza. The terms under which FEMSA Cerveza’s products are sold to FEMSA Comercio, including pricing policy, are set forth in the Oxxo Distribution Agreement, provided, however, that if FEMSA Cerveza shall grant to any third party more favorable terms, such terms shall also be granted to FEMSA Comercio. The initial term of the Oxxo Distribution Agreement is ten years, and thereafter shall be automatically renewed for periods of five years, unless there is a material change in market conditions and either party gives notice of termination for that reason. The Oxxo Distribution Agreement may also be terminated in the event of a default or bankruptcy of either party.

      Packaging Supply Agreement

      In connection with Labatt’s investment in FEMSA Cerveza, on September 12, 1994, FEMSA Cerveza’s principal operating subsidiaries entered into a packaging supply agreement with FEMSA Empaques, which we refer to as the FEMSA Cerveza Supply Agreement. Pursuant to the FEMSA Cerveza Supply Agreement, FEMSA Cerveza has agreed to purchase all of its packaging and similar product requirements from FEMSA Empaques. The FEMSA Cerveza Supply Agreement provides that the transactions pursuant to the agreement will be at competitive prices and that FEMSA Empaques will supply FEMSA Cerveza in a continuous, adequate and reliable manner and at reasonable standards of quality, innovation and levels of service. If FEMSA Empaques is unable to satisfy fully FEMSA Cerveza’s packaging requirements from FEMSA Empaques’ own production, FEMSA Empaques is required to purchase the additional requirements from third party producers and sell such products to FEMSA Cerveza at the price paid by FEMSA Empaques plus the direct costs incurred by FEMSA Empaques in connection with such purchases. Furthermore, FEMSA Cerveza has granted FEMSA Empaques a “right of first offer” to supply FEMSA Cerveza with new packaging products as and when they are developed by FEMSA Empaques.

      Services Agreement

      On September 12, 1994, FEMSA Servicios and FEMSA Cerveza entered into a services agreement, which we refer to as the FEMSA Cerveza Services Agreement, pursuant to which FEMSA Servicios provides certain auditing and other management and professional services to FEMSA Cerveza and its subsidiaries on terms competitive with those of third party providers. The term of the FEMSA Cerveza Services Agreement is indefinite so long as FEMSA Cerveza (i) continues to be a majority-owned subsidiary of Emprex or (ii) the parties to the agreement agree to terminate the agreement.

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

      FEMSA Empaques

      Ball Licensing Agreement

      Famosa has entered into a number of licensing agreements pursuant to which it has licensed technology pertaining to the manufacture of can bodies and can ends. Effective as of April 1, 2002, Famosa entered into a new Proprietary Technology Licensing Agreement between Ball and Famosa, which we refer to as the Ball Licensing Agreement. The terms and conditions of the new Ball Licensing Agreement are basically the same as those contained in the licensing agreement dated as of January 1, 1997. Famosa continues to have the exclusive right to use, in Mexico, technology developed by Ball for the manufacture of drawn and ironed aluminum and tin-plated steel cans and convenience end closures for such cans for beer and soft drink products. The Ball Licensing Agreement also provides Famosa with a non-exclusive right to sell such cans and end closures manufactured pursuant to the Ball Licensing Agreement throughout the world, other than in the United States and Canada. In addition, the Ball Licensing Agreement incorporates the terms of the Proprietary Technology Cross Licensing Agreement executed with Ball on January 1, 1997, which we refer to as the Cross Licensing Agreement pursuant to which Famosa obtained, for as long as the Ball Licensing Agreement is exclusive, an exclusive right to use technology developed by Ball’s other licensees with respect to the manufacture of cans and can ends. The Ball Licensing Agreement expires March 31, 2007.

      Glass Technology Agreement

      Sivesa entered into an Advanced Technology Agreement dated July 21, 1987, as amended on July 7, 1992, which we refer to as the Advanced Technology Agreement or ATA, with Heye International Gmbh, a German limited partnership based in Obernkirchen, Germany. Under the ATA, Heye Glass agreed to train the technical personnel of Sivesa in the operation and maintenance of certain equipment provided by Heye International, and to supervise and assist during the construction and commissioning of such equipment, as well as during the life of the ATA. The ATA was renewed before its expiration and is effective until July 20, 2009.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Our business activities require the holding or issuing of financial instruments that expose us to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk.

Interest Rate Risk

      Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2003, we had outstanding indebtedness of Ps. 35,933 million, of which 34.4% bore interest at fixed interest rates and 65.6% bore interest at variable interest rates. Swap contracts held by us effectively switch a portion of our variable-rate indebtedness into fixed-rate indebtedness. After giving effect to these contracts, as of December 31, 2003, 68.7% of our debt was of fixed-rate and 31.3% of our debt was variable-rate. The interest rate on our variable rate debt is determined by reference to LIBOR (the London Interbank Offer Rate, a benchmark rate used for Eurodollar loans), CETEs (the Certificados de Tesorería del Gobierno Federal or the Federal Government Treasury Certificates), U.S. treasury bonds and TIIE (the Tasa de Interés Interbancaria de Equilibrio or Equilibrium Interbank Interest Rate). If these reference rates increase, our interest payments would consequently increase.

      The table below provides information about our financial instruments that are sensitive to changes in interest rates, including the effect of our interest rate swaps on our debt obligations. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2003, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos and Colombian pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2003 exchange rate of 11.235 Mexican pesos per U.S. dollar.

      The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of long-term notes payable is based on quoted market prices, and the fair value of the interest rate swaps is estimated based on quoted market prices to terminate the contracts on December 31, 2003. As of December 31, 2003, the fair value represents a loss of Ps. 876 million.

Principal by Year of Maturity At December 31, 2003 (millions of constant Mexican pesos)
	At December 31, 2003								At December 31, 2002

	2004	2005	2006	2007	2008	2009 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value

Fixed Rate Debt
U.S. dollars	1,884	1,128	6,950	1,222	915	3,433	15,532	15,937	5,101	5,553
Interest rate(1)	7.4%	4.1%	5.3%	4.2%	4.3%	7.3%	5.8%		7.3%
Mexican pesos	—	500	2,168	1,250	3,750	1,500	9,168	9,615	520	520
Interest rate(1)	—	10.4%	9.2%	10.4%	9.0%	10.2%	9.5%		10.5

Variable Rate Debt
U.S. dollars	478	461	450	113	48	95	1,645	1,641	2,675	2,778
Interest rate(1)	2.4%	2.4%	2.5%	3.0%	2.5%	1.6%	2.4%		7.6%
Mexican pesos	225	3,493	1,274	3,207	803	—	9,002	9,030	2,807	2,804
Interest rate(1)	6.1%	5.7%	6.8%	6.0%	6.7%	—	6.0%		8.4%
Colombian pesos	—	266	182	138	—	—	586	586	—	—
Interest rate(1)	—	10.6%	9.7%	10.7%	—	—	10.3%		—	—

__________________
(1)	Calculated by a weighted average rate.

      In the table above we are including the effects of all of our interest swaps agreements, each of which is a contract that swaps a variable interest rate for a fixed interest rate. As of December 31, 2003, we have the following outstanding agreements:

Interest Rate Swap Agreements At December 31, 2003

Maturity Date	Notional Amount(1)	Pay Interest Rate	FairValue(1)

2004	Ps. 281	4.9%	Ps. (6)
2006	4,747	3.6%	(141)
2007	1,500	10.1%	(62)
2008	7,184	6.7%	(121)

__________________
(1)	In millions of Mexican pesos.

      A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to floating-rate liabilities held at December 31, 2003 would increase our interest expense by approximately Ps. 112 million, or 17.4% over a 12-month period of 2004, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest swap agreements.

Foreign Currency Exchange Rate Risk

      Our principal exchange rate risk involves changes in the value of the local currencies, of each country in which we operated, relative to the U.S. dollar. In 2003, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency

At December 31, 2003

Country	Currency	% of Consolidated Total Revenues

Mexico	Mexican peso	81.1
Brazil	Real	3.7
Venezuela	Bolivar	3.4
United States	U.S. dollar	3.1
Colombia	Colombian peso	3.1
Argentina	Argentine peso	2.7
Costa Rica	Colon	1.0
Guatemala	Quetzal	0.7
Nicaragua	Cordoba	0.6
Panama	U.S. dollar	0.6

      We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are part of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2003, 50.6% of our indebtedness was denominated in Mexican pesos, 47.8% was denominated in U.S. dollars and the remaining 1.6% in Colombian pesos. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the US dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased.

      Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar-denominated debt obligations as shown in the interest risk table above. We occasionally utilize currency forward contracts to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies.

      As of December 31, 2003 and 2002, we did not have any forward agreements to hedge our operations denominated in U.S. dollars, and we did not have any call option agreements to buy U.S. dollars. The fair value of the foreign currency forward contracts is estimated based on quoted market prices of each agreement at year end assuming the same maturity dates originally contracted. The fair value of the call option agreements is estimated based on quoted market prices of the cost of such agreements, considering the same amounts, exchange rates and maturity dates originally contracted.

      As of December 31, 2003, we had one forward agreement for the purchase of Euro in a notional amount of US$6 million, to hedge the exchange rate risk between the U.S. dollar and the Euro for the purchase of equipment. The fair value is estimated based on quoted market exchange rate to terminate the contracts at the reporting date, which as of December 31, 2003 represented a gain of Ps. 17 million.

Euro-Forward Agreements
Millions of U.S. dollars and Millions of Constant Mexican pesos

	At December 31, 2003		At December 31, 2002

	Notional Amount	Fair Value	Notional Amount	Fair Value

Euro-Forwards:
To cover Mexican peso risk	US$ 6	Ps. 17	US$7	Ps. 4
Weighted average rate U.S. dollar per Euro:
Contracted	0.9858		0.9874

Quoted Market	1.260		1.036

      A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Mexican peso relative to the U.S. dollar occurring on December 31, 2003, would have resulted in an increase in our net consolidated integral result of financing expense of approximately Ps. 1,700 million over a 12-month period of 2004, reflecting higher interest expense and foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2003. However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of the Mexican peso relative to the U.S. dollar, which gain on monetary position would reduce the consolidated net integral cost of financing.

      As of March 15, 2004, the exchange rates relative to the U.S. dollar of all the countries in which we operate as well as their devaluation/revaluation effect compared to December 31, 2003, are as follows:

Country	Currency	Exchange Rate at March 15, 2004	(Devaluation) / Revaluation

Mexico	Mexican peso	10.95	2.5%
Brazil	Real	2.91	(0.7%)
Venezuela	Bolivar	1,920.00	(3.6%)
Colombia	Colombian peso	2,650.10	4.6%
Argentina	Argentine peso	2.91	0.9%
Costa Rica	Colon	422.47	(0.8%)
Guatemala	Quetzal	8.10	(0.9%)
Nicaragua	Cordoba	15.71	(1.0%)
Panama	U.S. dollar	1.00	-

      A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of all the countries in which we operate, relative to the U.S. dollar occurring on December 31, 2003, would produce a reduction in stockholders’ equity as follows:

Country	Reduction in Stockholders’ equity (Millions of Mexican Pesos)
Mexico	Ps. 2,135
Brazil	223
Venezuela	94
Colombia	457
Argentina	70
Costa Rica	188
Guatemala	17
Nicaragua	60
Panama	85

Equity Risk

      During 2002, a subsidiary of Coca-Cola FEMSA entered into an equity forward agreement, expiring in March 2004. As of December 31, 2003 the notional amount was Ps. 203 million and its fair value resulted in a loss of Ps. 74 million.

Commodity Price Risk

      We entered into various derivative contracts to hedge the cost of certain raw materials. The result of our commodity price contracts was a loss of Ps. 19 million and Ps. 18 million as of December 31, 2003 and 2002, respectively, which were recorded in the results of operations of the year. The fair value is estimated based on the quoted market prices to terminate the contracts at the reporting date. As of December 31, 2003, we had various derivative instruments contracts with maturity dates in 2004 and 2005, notional amounts of Ps. 703 million and the fair value of Ps. 53 million.

ITEMS 12-14. NOT APPLICABLE

ITEM 15. CONTROLS AND PROCEDURES

(a)

As of December 31, 2003, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

(b)

There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      At our annual ordinary shareholders’ meeting in March 2004, our shareholders elected the following four members of the Audit Committee: Alexis Rovzar, José Manuel Canal Hernando, Eduardo A. Elizondo and Helmut Paul and designated Mr. José Manuel Canal Hernando as an “audit committee financial expert” within the meaning of this Item 16A. Although under Mexican law, the determination of the shareholders is binding on our company, our board of directors will confirm this designation at its next board meeting.

ITEM 16B. CODE OF ETHICS

      We have adopted a code of ethics, as defined in Item 16B of this annual report on Form 20-F. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our web site at www.femsa.com/ethics.asp. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and persons performing similar functions, or if we grant any waiver of such provisions to any of these persons, we will disclose such amendment or waiver on our web site at the same address.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Audit and Non-Audit Fees

      The following table summarizes the aggregate fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, and its affiliates as principal auditors including Deloitte Consulting, which we collectively refer to as Deloitte & Touche, during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,

	2003	2002

	(in millions of Mexican pesos)
Audit fees	Ps. 71	Ps. 32
Audit-related fees	9	22
Tax fees	4	1
All Other fees	2	2

	Ps. 86	Ps. 57

      Audit Fees. Audit fees in the above table are the aggregate fees billed by Deloitte & Touche in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory and regulatory audits. In addition, in 2003, audit fees included the opening balance sheet fees associated with the Panamco acquisition.

      Audit-related Fees. Audit-related fees in the above table for the year ended December 31, 2003 are the aggregate fees billed by Deloitte & Touche for financial accounting and reporting consultations.

      Audit-related fees in the above table for the year ended December 31, 2002 are the aggregate fees billed by Deloitte & Touche for due diligence associated with acquisitions (predominately the Panamco acquisition), financial accounting and reporting consultations.

      Tax Fees. Tax fees in the above table are fees billed by Deloitte & Touche for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

      Other Fees. Other fees in the above table are fees billed by Deloitte and Touche for non-audit services rendered by Deloitte Consulting. As a percentage of total fees billed to FEMSA, other fees represent 2.3% and 3.5% for 2003 and 2002, respectively.

      Audit Committee Pre-Approval Policies and Procedures

      We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by the audit committee as set forth in the audit committee’s charter. Any service proposals submitted by external auditors need to be discussed and approved by the audit committee during its meetings, which take place at least four times a year. Once the proposed service is approved, we or our subsidiaries formalize the engagement of services. The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our audit committee. In addition, the members of our board of directors are briefed on matters discussed by the different committees of our board.

ITEM 16D. NOT APPLICABLE

ITEM 16E. NOT APPLICABLE

ITEM 17. NOT APPLICABLE

ITEM 18. FINANCIAL STATEMENTS

         See pages F-1 through F-53, incorporated herein by reference.

ITEM 19. EXHIBITS

1.1	Bylaws (estatutos sociales) of FEMSA (formerly known as Valores Industriales, S.A.), together with an English translation.
2.1

Deposit Agreement, among FEMSA, The Bank of New York, and all owners and holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to FEMSA’s registration statement on Form F-6 filed on January 30, 2004 (File No. 333-112342)).

2.2

Specimen certificate representing a BD Unit, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, together with an English translation (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

2.3

US$80,000,000 Credit Agreement, dated August 8, 2001, among FEMSA Comercio, the financial institutions party thereto, BBVA Bancomer, S.A. and BBVA Securities, Inc. (incorporated by reference to FEMSA’s Form 20-F filed on June 20, 2001 (File No. 1-14814)).

2.4

Indenture Agreement between Coca-Cola FEMSA and Citibank, N.A., as trustee, dated October 28, 1996 (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

2.5

Note Purchase Agreement, dated August 26, 1994, among Coca-Cola FEMSA and the holders specified therein (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

2.6

Term Loan Agreement, dated April 23, 2003, among Coca-Cola FEMSA, JPMorgan Chase Bank, Banco J.P. Morgan, S.A., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc., Banco Nacional de México, S.A., BBVA Bancomer and ING Bank, N.V. (incorporated by reference to Coca-Cola FEMSA’s annual report on Form 20-F filed on June 27, 2003 (File No. 1-2260)).

2.7

Indenture, dated July 11, 1997, by and between Panamco and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of Panamco’s Registration Statement on Form F-4, (File No. 333-7918)).

2.8	First Supplemental Indenture, dated October 15, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee.
2.9	Second Supplemental Indenture, dated November 19, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee.
3.1

Voting Trust Agreement among certain principal shareholders of FEMSA together with an English translation (incorporated by reference to FEMSA’s Schedule 13D as amended filed on November 14, 2003 (File No. 333-8618)).

3.2

Shareholders’ Agreement, dated September 12, 1994, as amended, among FEMSA, Labatt Brewing Company Limited and FEMSA Cerveza (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (file No. 333-8618)).

4.1

Joint Venture Agreement, dated December 1, 1994, among Labatt, Labatt Holdings, Inc. (Labatt Holdings), Labatt USA, Inc., Labatt Importers, Inc., Latrobe Brewing Company, Labatt Holdings II Inc. (Labatt Holdings II), FEMSA Cerveza, Multi-National Investment Corporation, Wisdom Import Sales Company, Inc. (Wisdom Import Sales Company), LF Holdings I. L.L.C. (LF Holdings I), LF Holdings II L.L.C. (LF Holdings II), Latrobe Brewing Company L.L.C. and Labatt USA L.L.C. (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.2

Distribution Agreement, dated December 1, 1994, among FEMSA Cerveza, Labatt, and certain affiliates (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.3	Members Agreement, dated March 1, 1996, among FEMSA Cerveza and Labatt (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).
4.4

Distribution Agreement, dated September 12, 1994, between FEMSA Cerveza and FEMSA Comercio (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.5

Supply Agreement, dated September 12, 1994, between FEMSA Cerveza and FEMSA Empaques (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.6

Services Agreement, dated September 12, 1994, between FEMSA Cerveza and FEMSA Servicios (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.7	Services Agreement, dated December 31, 1999, between CCM and Labatt (incorporated by reference to FEMSA’s Form 20-F filed on June 27, 2003 (File No. 1-14814)).
4.8

Amended and Restated Shareholder’s Agreement, dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company and Inmex (incorporated by reference to Coca-Cola FEMSA’s annual report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.9

Amendment, dated May 6, 2003, to Shareholders’ Agreement as amended and restated on July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Coca-Cola FEMSA’s annual report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.10

Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the valley of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.11

Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the valley of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.12

Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.13

Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.14

Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.15

Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.16

Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.17

Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.18

Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.19

Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.20

Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.21

Bottler Agreement, dated July 1, 1999, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.32 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.22

Bottler Agreement, dated July 1, 1999, between Panamco Bajio, S.A. de C.V. and The Coca-Cola Company with respect to operations in Bajio, Mexico (English translation) (incorporated by reference to Exhibit 4.33 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.23

Bottler Agreement and Letter Agreement, both dated March 18, 2000, between The Coca-Cola Company and Embotelladora Central, S.A. with respect to operations in Guatemala (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.24

Bottler Agreement and Letter Agreement, both dated May 13, 2001, between The Coca-Cola Company and Panamco de Nicaragua, S.A. with respect to operations in Nicaragua (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.25

Bottler Agreement and Letter Agreement, both dated October 1, 2002, between The Coca-Cola Company and Embotelladora Panamco Tica, S.A. with respect to operations in Costa Rica (with English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.26

Bottler Agreement, dated July 1, 1999, between The Coca-Cola Company and Panamco-Colombia, S.A., with respect to operations in Colombia (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.27

Bottler Agreement, dated August 16, 1996, and Letter of Renewal, dated February 9, 2001, between The Coca-Cola Company and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (with English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.28

Bottler Agreement, dated August 16, 1996, and Letter of Renewal, dated February 9, 2001, between Advantage Investments, Inc. and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.29	Supply Agreement, dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).
4.30

Services Agreement, dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Servicios (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.31

Sugar Sale and Purchase Agreement, dated March 22, 2002, between Nacional Financiera, S.N.C. and Propimex, S.A. de C.V. (incorporated by reference to Coca-Cola FEMSA’s Form 20-F filed on July 1, 2002 (File No. 1-12260)).

4.32

PET Purchase Agreement, dated April 1998, between Coca-Cola FEMSA and ALPLA Fábrica de Plásticos, S.A. de C.V. (incorporated by reference to Coca-Cola FEMSA’s Form 20-F filed on July 1, 2002 (File No. 1-12260)).

4.33	Licensing Agreement, dated April 1, 2002, between Famosa and Ball Corporation (incorporated by reference to FEMSA’s Form 20-F filed on June 27, 2003 (File No. 1-14814)).
4.34

Advanced Technology Agreement, dated July 21, 1987, and amended July 7, 1992, among Sivesa, Glastechnik Winckler & Co. GMBH, and Heye Glass (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

8.1	Significant subsidiaries
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 7, 2004.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 7, 2004.
13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 7, 2004.

      Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of Coca-Cola FEMSA, none of which authorizes securities in a total amount that exceeds 10% of the total assets of Coca-Cola FEMSA. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the Commission requests.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Fomento Económico Mexicano, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Fomento Económico Mexicano, S. A. de C. V. (a Mexican corporation) and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in financial position and changes in stockholders’equity for each of the three years in the period ended December 31, 2003, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statement of certain consolidated subsidiaries, which statements reflect total assets of approximately 14% and 12% of the consolidated totals as of December 31, 2003 and 2002, respectively, and total revenues of 28, 26% and 22% of the consolidated totals for each of the three years in the period ended December 31, 2003, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Fomento Económico Mexicano, S. A. de C. V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

As mentioned in Note 2, Coca-Cola FEMSA, S.A. de C.V. acquired Panamerican Beverages, Inc. on May 6, 2003, incorporating its results of operations since the date of acquisition, as a result of which the 2003 consolidated income statement and balance sheet are not comparable with those of the prior year.

As mentioned in Note 5, effective January 1, 2003 the company adopted the Bulletins C-8, “Intangible Assets”, and C-9, “Liabilities, Contingent Assets and Liabilities, and Commitments”, Additionally, effective January 1, 2001 the company adopted Bulletin C-2, “Financial Instruments”.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of income for each of the three years in the period ended December 31, 2003, and the determination of stockholders' equity at December 31, 2003 and 2002, to the extent summarized in Note 26.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

A member firm of Deloitte Touche Tohmatsu

/s/ Ernesto Cruz Velázquez de León

C. P. C. Ernesto Cruz Velázquez de León

Monterrey, N.L., Mexico
February 9, 2004

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. Y SUBSIDIARIAS
Consolidated Balance Sheets
At December 31, 2003 and 2002.
Amounts expressed in millions of US dollars ($) and in millions of constant Mexican Pesos (Ps.) as of December 31, 2003.

	2003		2002

ASSETS
Current Assets:
Cash and cash equivalents	$688	Ps. 7,733	Ps. 15,148
Accounts receivable	381	4,285	3,237
Inventories	612	6,872	5,083
Recoverable taxes	57	641	346
Prepaid expenses	56	629	638

Total Current Assets	1,794	20,160	24,452

Investments in Shares	84	939	577
Properties, Plant and Equipment	3,754	42,179	31,140
Other Assets	550	6,172	5,178
Intangible Assets and Goodwill	3,105	34,884	1,313

TOTAL ASSETS	$9,287	Ps. 104,334	Ps. 62,660

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Bank loans	$216	Ps. 2,428	Ps. 3,251
Interest payable	36	404	158
Current maturities of long-term debt	230	2,588	911
Suppliers	621	6,975	5,304
Taxes payable	126	1,416	810
Accounts payable, accrued expenses and other liabilities	259	2,905	1,880

Total Current Liabilities	1,488	16,716	12,314

Long-Term Liabilities:
Bank loans and notes payable	2,968	33,345	10,192
Labor liabilities	162	1,815	1,117
Deferred income taxes	342	3,841	4,175
Other liabilities	224	2,519	564

Total Long-Term Liabilities	3,696	41,520	16,048

Total Liabilities	5,184	58,236	28,362

Stockholders' Equity:
Minority interest in consolidated subsidiaries	1,575	17,698	10,274

Majority interest:
Capital stock	378	4,243	4,243
Additional paid-in capital	1,073	12,060	10,347
Retained earnings from prior years	1,375	15,450	12,911
Net income for the year	275	3,093	2,947
Cumulative translation adjustment	(54)	(607)	(432)
Cumulative result of holding non-monetary assets	(519)	(5,839)	(5,992)

Total majority interest	2,528	28,400	24,024

Total Stockholders' Equity	4,103	46,098	34,298

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$9,287	Ps. 104,334	Ps. 62,660

The accompanying notes are an integral part of these consolidated balance sheets.
Monterrey, N.L., México, February 9, 2004.

/s/ José Antonio Fernández Carbajal	/s/ Federico Reyes García
José Antonio Fernández Carbajal	Federico Reyes García
Chief Executive Officer	Chief Financial Officer

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. Y SUBSIDIARIAS
Consolidated Income Statements
For the years ended December 31, 2003, 2002 and 2001.
Amounts expressed in millions of US dollars ($) and in millions of constant Mexican Pesos (Ps.) as of December 31, 2003.

	2003		2002	2001

Net sales	$6,729	Ps. 75,597	Ps. 55,176	Ps. 52,301
Other operating revenues	26	294	219	164
Total revenues	6,755	75,891	55,395	52,465
Cost of sales	3,504	39,371	27,640	26,070

Gross profit	3,251	36,520	27,755	26,395

Operating expenses:
Administrative	511	5,740	4,870	4,814
Sales	1,664	18,696	13,094	12,713

	2,175	24,436	17,964	17,527

Income from operations	1,076	12,084	9,791	8,868
Participation in affiliated companies	2	30	87	34

	1,078	12,114	9,878	8,902
Integral result of financing:
Interest expense	(226)	(2,540)	(943)	(985)
Interest income	62	695	465	497
Foreign exchange gain (loss)	(225)	(2,532)	(293)	256
Gain (loss) on monetary position	84	954	398	(42)

	(305)	(3,423)	(373)	(274)
Other expenses, net	(58)	(656)	(950)	(314)

Income for the year before income tax, tax on assets and employee profit sharing	715	8,035	8,555	8,314
Income tax, tax on assets and employee profit sharing	300	3,378	3,764	3,069

Net income before effect of change in accounting principle	415	4,657	4,791	5,245
Effect of change in accounting principle	-	-	-	30

Consolidated net income for the year	$415	Ps. 4,657	Ps. 4,791	Ps. 5,215

Net majority income	275	3,093	2,947	3,547
Net minority income	140	1,564	1,844	1,668

Consolidated net income for the year	$415	Ps. 4,657	Ps. 4,791	Ps. 5,215

Net majority income per share
(US dollars and constant Mexican pesos):
Per Series "B" share
Before change in accounting principle	$0.046	Ps. 0.521	Ps. 0.496	Ps. 0.600
After change in accounting principle	0.046	0.521	0.496	0.597

Per Series "D" share
Before change in accounting principle	0.058	0.651	0.620	0.750
After change in accounting principle	0.058	0.651	0.620	0.747

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. Y SUBSIDIARIAS
Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2003, 2002 and 2001.
Amounts expressed in millions of US dollars ($) and in millions of constant Mexican Pesos (Ps.) as of December 31, 2003.

	2003		2002	2001

Resources Generated by (Used in):
Operations:
Consolidated net income	$415	Ps. 4,657	Ps. 4,791	Ps. 5,215
Depreciation	278	3,126	2,523	2,406
Impairment of long lived assets	70	790	625	145
Deferred taxes	42	474	6	(113)
Amortization and other	177	1,982	1,933	1,817

	982	11,029	9,878	9,470

Working capital:
Accounts receivable	32	361	444	(152)
Inventories	(81)	(911)	(718)	(17)
Prepaid expenses	11	121	(57)	(9)
Suppliers and other liabilities	(99)	(1,108)	874	228
Recoverable taxes, net	(57)	(632)	(648)	678
Interest payable	10	111	-	(49)
Labor liabilities	(10)	(113)	-	(93)

Net Resources Generated by Operating Activities	788	8,858	9,733	10,056

Investments:
Investments in shares	-	(4)	(132)	81
Properties, plant and equipment	(358)	(4,023)	(3,229)	(3,303)
Intangible assets and other	(246)	(2,766)	(2,551)	(2,228)
Acquisition of Panamco	(2,639)	(29,648)	-	-
Other investments	(5)	(60)	(345)	193

Net Resources Used in Investing Activities	(3,248)	(36,501)	(6,257)	(5,257)

Financing Activities:
Bank loans	1,394	15,659	5,700	(529)
Amortization in real terms of long-term liabilities	(96)	(1,064)	(407)	(305)
Notes payable and others	4	45	82	(71)
Capital contribution by The Coca-Cola Company	627	7,041	-	-
Dividends declared and paid	(95)	(1,070)	(1,185)	(657)
Repurchase of FEMSA shares	-	-	-	(71)
Decrease in the minority interest	-	-	-	(511)
Cumulative translation adjustment	(34)	(383)	(491)	697

Net Resources Generated by (Used in) Financing Activities	1,800	20,228	3,699	(1,447)

Net Increase (Decrease) in Cash and Cash Equivalents	(660)	(7,415)	7,215	3,352
Cash and Cash Equivalents at Beginning of the Year	1,348	15,148	7,933	4,581

Cash and Cash Equivalents at the End of the Year	$688	Ps. 7,733	Ps. 15,148	Ps. 7,933

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. Y SUBSIDIARIAS
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2003, 2002 and 2001
Amounts expressed in millions of constant Mexican Pesos (Ps.) as of December 31, 2003.

	Capital Stock	Additional Paid-in Capital	Retained Earnings from Prior Years	Net Income for the Year	Cumulative Translation Adjustment	Cumulative Result of Holding Non-Monetary Assets	Total Majority Interest	Minority Interest in Consolidated Subsidiaries	Total Stockholder’s Equity

Balances at December 31, 2000	Ps. 4,249	Ps. 10,347	Ps. 7,780	Ps. 2,865	Ps. (538)	Ps. (5,010)	Ps. 19,693	Ps. 8,780	Ps. 28,473

Transfer of prior year income			2,865	(2,865)
Dividends declared and paid			(494)				(494)	(163)	(657)
Repurchase of FEMSA shares	(6)		(65)				(71)		(71)
Decrease in the minority interest								(511)	(511)
Comprehensive income				3,547	356	(904)	2,999	1,166	4,165

Balances at December 31, 2001	Ps. 4,243	Ps. 10,347	Ps. 10,086	Ps. 3,547	Ps. (182)	Ps. (5,914)	Ps. 22,127	Ps. 9,272	Ps. 31,399

Transfer of prior year income			3,547	(3,547)
Dividends declared and paid			(722)				(722)	(463)	(1,185)
Comprehensive income				2,947	(250)	(78)	2,619	1,465	4,084

Balances at December 31, 2002	Ps. 4,243	Ps.10,347	Ps. 12,911	Ps. 2,947	Ps. (432)	Ps.(5,992)	Ps. 24,024	Ps. 10,274	Ps. 34,298

Transfer of prior year income			2,947	(2,947)
Dividends declared and paid			(408)				(408)	(662)	(1,070)
Capital contribution by The Coca-Cola Company		1,713					1,713	5,328	7,041
Comprehensive income				3,093	(175)	153	3,071	2,758	5,829

Balances at December 31, 2003	Ps. 4,243	Ps. 12,060	Ps. 15,450	Ps. 3,093	Ps. (607)	Ps. (5,839)	Ps. 28,400	Ps. 17,698	Ps. 46,098

The accompanying notes are an integral part of these consolidated statements of changes in stockholders' equity.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
At December 31, 2003, 2002 and 2001.
Amounts expressed in millions of US dollars ($) and in millions of constant Mexican Pesos (Ps.) as of December 31, 2003.

Note 1. Activities of the Company.
Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) is a Mexican holding company. The principal activities of FEMSA and its subsidiaries (“the Company”), as an economic unit, are carried out by operating subsidiaries and grouped under direct and indirect holding company subsidiaries (the “Subholding Companies”) of FEMSA. The following is a description of such activities, together with ownership interest in each Subholding Company:

Subholding Company	% Ownership	Activities

FEMSA Cerveza, S.A. de C.V. and Subsidiaries (“FEMSA Cerveza”)	70%	Production, distribution and marketing of beer through its principal operating subsidiary, Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which operates six breweries throughout Mexico and produces and distributes 15 different brands of beer, of which the five most important are: Tecate, Carta Blanca, Superior, Sol and XX Lager. Labatt Brewing Company Limited (“Labatt”), direct and indirectly, owns 30% of FEMSA Cerveza’s capital stock.

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries (“Coca-Cola FEMSA”)	45.7% (53.6% of the voting shares)	Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Venezuela, Colombia, Brazil and Argentina. The Inmex Corporation, an indirect subsidiary of The Coca-Cola Company, owns 39.6% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 14.7% of Coca-Cola FEMSA’s capital stock are listed on the Bolsa Mexicana de Valores, S.A. de C.V. (“BMV”) and The New York Stock Exchange, Inc. (“NYSE”).

FEMSA Empaques, S.A. de C.V. and Subsidiaries (“FEMSA Empaques”)	100%	Production and distribution of packaging materials primarily to the beverage industry, including products such as aluminum beverage cans and tops, bottle caps, glass beverage bottles, labels, plastic cases, as well as coolers and commercial refrigeration equipment.

FEMSA Comercio, S.A. de C.V. and Subsidiaries (“FEMSA Comercio”)	100%	Operation of a chain of convenience stores under the trade name “OXXO”.

FEMSA Logística, S.A. de C.V. and Subsidiaries (“FEMSA Logística”)	100%	Transportation, logistics and maintenance services to FEMSA’s subsidiaries and to third parties.

Note 2. Acquisition of Panamerican Beverages, Inc.
On May 6, 2003, Coca-Cola FEMSA acquired 100% of the outstanding stock of Panamerican Beverages, Inc. (“Panamco”) for Ps. 29,518. As part of the acquisition, the Company assumed Ps. 9,085 of net debt and incurred transaction costs of Ps. 388, which consist of financial, advisory and legal fees, capitalized as adjustments to the purchase price.

After the acquisition FEMSA owns 45.7% of the economic value of Coca-Cola FEMSA and 53.6% of the voting shares. The Coca-Cola Company owns 39.6% of the economic value and 46.4% of the voting shares. The remaining shares are listed in BMV and NYSE. Panamco produced and distributed Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Venezuela, Colombia and Brazil, along with bottled water and other beverages in some of these territories and beer in Brazil.

The results of Panamco’s operations have been included in the consolidated financial statements since the date of acquisition, as a result of which the 2003 consolidated income statement and balance sheet are not comparable with those of the prior year. The 2003 statement of changes in financial position has been reclassified to present the effects of the acquisition and incorporation of Panamco as a single line item.

The transaction was financed with an equity contribution from FEMSA of Ps. 2,779, an exchange of The Coca-Cola Company’s equity interests in Panamco valued at Ps. 7,041 for new shares of Coca-Cola FEMSA, cash on hand of Ps. 2,820 and additional indebtedness of Ps. 17,267.

The exchange of equity interests of The Coca-Cola Company generated additional paid-in capital in majority stockholders’ equity, since the shares were subscribed at a value greater than the book value of the shares at the subscription date.

The acquisition of Panamco’s operations has great strategic importance for FEMSA and Coca-Cola FEMSA, because it positions them as a strong multinational bottler, assuring their growth in a consolidating environment, and the largest Coca-Cola bottler in Mexico and Latin America, with great potential for creating business and operational synergies.

The fair values of the assets acquired and liabilities assumed are as follows:

Cash and cash equivalents	Ps. 680
Other current assets	2,677
Properties, plant and equipment	9,658
Other assets	2,292
Rights to produce and distribute Coca-Cola trademark products	33,420

Total assets acquired	48,727
Short-term debt	3,331
Other current liabilities	4,787
Long-term debt	6,434
Other long-term liabilities	3,147

Total liabilities assumed	17,699

Net assets acquired	Ps. 31,028

Note 3. Basis of Presentation.
The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”), as further explained in Note 25. A reconciliation from Mexican GAAP to US GAAP is included in Note 26.

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”). The translations of Mexican pesos into US dollars (“$”) are included solely for the convenience of the reader, using the exchange rate as of December 31, 2003 of 11.235 Mexican pesos per one US dollar.

The consolidated financial statements include, the financial statements of FEMSA and those of all companies in which it owns directly or indirectly a majority of the outstanding voting capital stock and/or exercises control. All intercompany account balances and transactions have been eliminated in such consolidation.

Note 4. Foreign Subsidiary Incorporation.
The accounting records of the foreign subsidiaries are maintained in the currency of the country where they are located, and in accordance with the accounting principles generally accepted in each country. For incorporation into the FEMSA consolidated financial statements, they are adjusted to Mexican GAAP and restated to the purchasing power of the local currency at the end of the year by applying the inflation factors of the country of origin and are subsequently translated into Mexican pesos using the year-end exchange rate.

The variation in the net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders’ equity, as part of other comprehensive income.

When the Company designates foreign subsidiary net investment as an economic hedge of its own financing acquisition, the accounting treatment for the integral cost of financing is as follows:

  The foreign exchange gain or loss is recorded as part of the cumulative translation adjustment, to the extent the net investment in the foreign subsidiary covers the debt, net of taxes. The foreign exchange gain or loss associated with any unhedged portion of such debt is recorded in the integral result of financing.
  The monetary position result is computed using the inflation factors of the country in which the acquired subsidiary is located to the extent the net investment in the foreign subsidiary covers the debt. The unhedged portion of such debt is calculated using inflation factors of the country of the company that contracts the financing. The total effect is recorded in the integral result of financing.

When the Company has not designated an economic hedge, the foreign exchange gain or loss and gain or loss on monetary position are recorded in the integral result of financing.

The monetary position result and exchange gain or loss on intercompany foreign currency denominated balances that are considered to be of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future), are reflected in cumulative translation adjustment in stockholders’ equity.

In December 2001, the Argentine government adopted a series of economic measures, the most important of which consisted of restrictions on cash withdrawals and foreign exchange transactions. Due to the continuing difficult economic situation in Argentina, the uncertainty with respect to the period of recovery, and the instability of the exchange rate, on July 1, 2002, the Company performed a valuation of its investment in Coca-Cola FEMSA de Buenos Aires, S.A. (“Coca-Cola FEMSA Buenos Aires”) based on market price value multiples of comparable businesses. The valuation resulted in the recognition of an impairment of goodwill of Ps. 457, which was recorded in results of 2002. As a result, the net investment in Coca-Cola FEMSA Buenos Aires is no longer considered to be an economic hedge of the liabilities denominated in US dollars incurred to acquire Coca-Cola FEMSA Buenos Aires.

In January 2003, the Venezuelan government suspended the exchange of bolivars for US dollars and in February 2003 implemented an exchange control regime, under which it created a foreign exchange control agency that approves all foreign currency transactions and instructs the Central Bank of Venezuela (“BCV”) to release foreign currency to approved companies. Under the exchange control regime, approved US dollars are released by the BCV at the official exchange rate of 1,600 bolivars per US dollar. For most of 2003 releases had been minimal in relation to amounts requested. In view of the uncertainties regarding the availability of US dollars at the official rate, the Company has used the last available market-closing rate of 1,853 bolivars per US dollar to translate the financial statements of its Venezuela subsidiary. On February 6, 2004, a 20% devaluation of the Venezuelan bolivar was officially announced, with the new official exchange rate being set at 1,920 bolivars per US dollar.

The Company has not designated any investment in foreign subsidiary as an economic hedge of the liabilities incurred to acquire Panamco’s territories.

Note 5. Significant Accounting Policies.
The Company’s accounting policies are in accordance with Mexican GAAP, which require that the Company’s management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements.
The Company’s management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

Recognition of the Effects of Inflation:
The recognition of the effects of inflation in the financial information consists of:

  Restating non-monetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated.
  Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income generated, through the use of inflation factors.
  Including in stockholders’ equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon inflation factors.
  Including in the cost of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in terms of the purchasing power of the Mexican peso as of the most recent balance sheet date by using inflation factors of the country of origin and latest year-end exchange rate of the Mexican peso. Accordingly, the amounts are comparable with each other and with the preceding years since all are expressed in the purchasing power of the same currency as of the end of the latest year presented.

Cash and Cash Equivalents:

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the quoted market prices. (See note 17)

Inventories and Cost of Sales:

The value of inventories is adjusted to replacement cost, without exceeding market value. Advances to suppliers to purchase raw materials and spare parts are included in the inventory account and are restated by applying inflation factors, considering their average age.

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

Prepaid Expenses:

These represent payments for services that will be received over the next 12 months. Prepaid expenses are recorded at historical cost and recognized in the income statement of the month in which the services or benefits are received. Prepaid expenses are principally represented by advertising, promotional and leasing expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations the first time the advertising takes place.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. Those costs are recorded as prepaid expenses and amortized over the period, during which they are estimated to increase sales of the related products or presentations to normal operating levels, which is generally one year.

Bottles and Cases:

Bottles and cases are recorded at acquisition cost and restated to their replacement cost.

FEMSA Cerveza includes bottles and cases in inventories. Breakage is charged to expense as incurred. For the years ended December 31, 2003, 2002 and 2001, breakage expense amounted to Ps. 174, Ps. 153 and Ps. 176, respectively.

Coca-Cola FEMSA includes bottles and cases in properties, plant and equipment. For financial reporting purposes, breakage is recorded as an expense as it is incurred. Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year. The Company estimates that breakage expense is similar to the depreciation calculated on an estimated useful life of approximately four years for returnable glass bottles, one year for returnable plastic bottles and four years for returnable cases. For the years ended December 31, 2003, 2002 and 2001, breakage expense amounted to Ps. 274, Ps. 201 and Ps. 208, respectively. Bottles and cases that have been placed in the hands of customers and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives. The bottles and cases for which no deposit has been received are expensed when placed in the hands of customers.

Investments in Shares:

Investments in shares of associated companies are initially recorded at their acquisition cost and subsequently valued using the equity method. Investments in affiliated companies in which the Company does not have significant influence and which does not have an observable market value, are recorded at acquisition cost and restated based upon inflation factors of the country of origin. Investments in affiliated companies in which the Company does not have significant influence and which does have an observable market value are adjusted to market value, with such adjustments reflected in earnings.

Properties, Plant and Equipment:

These assets are initially recorded at their cost of acquisition and/or construction. Properties, plant and equipment of domestic origin, except bottles and cases of Coca-Cola FEMSA (see Note 5 e), are restated by applying inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin and then translated at the year-end exchange rate.

Depreciation is computed using the straight-line method, based on the value of the restated assets reduced by their residual values. The Company together with independent appraisers determines depreciation rates, considering the estimated remaining useful lives of the assets.

The estimated useful lives of the main assets are as follows:

Years

Buildings and construction	40-50
Machinery and equipment	12-20
Distribution equipment	10-12
Information technology equipment	3-4

Other Assets:

These assets represent payments whose benefits will be received in future years and consist of:

  Agreements with customers for the right to sell and promote the Company’s products during certain periods of time, which are being considered as monetary assets and amortized in accordance with the terms of such agreements, based on the volume sold by the customers. The term of these agreements is between three and four years.

  Prior to 2002, the amortization was included in operating expenses. Beginning in 2002, as a supplemental standard to Mexican GAAP, the Company adopted the provisions of Emerging Issues Task Force (“EITF”) No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” of the Financial Accounting Standards Board (“FASB”), which requires presenting the amortization of these capitalized amounts as a reduction of net sales. During the years ended December 31, 2003, 2002 and 2001 the amortization reducing net sales amounted to Ps. 1,055, Ps. 990 and Ps. 885, respectively. The 2001 income statement has been reclassified to conform to this change in presentation.
  Leasehold improvements, which are restated by applying inflation factors, are amortized using the straight-line method, in accordance with the terms of lease contracts.

Intangible Assets and Goodwill:

These assets represent payments whose benefits will be received in future years. Beginning in 2003 the Company applies Bulletin C-8 “Activos Intangibles” (Intangible Assets) (“C-8”), which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Additionally, C-8 requires identifying all intangible assets to reduce as much as possible the goodwill associated with business combinations. Prior to 2003, the excess of the purchase price over the fair value of the net assets acquired in a business combination was considered to be goodwill. With the adoption of C-8, Coca-Cola FEMSA considers such excess to relate to the rights to produce and distribute Coca-Cola trademark products. The Company separates intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with definite lives are amortized during their useful life, and consist of:

  Start-up expenses represent costs incurred prior to the opening of an Oxxo store, including rent, permits and licenses. Such amounts are restated based on inflation factors and are amortized on a straight-line basis in accordance with the terms of the lease contract.
  Enterprise resource planning (ERP) system implementation costs incurred during the development stage are capitalized in accordance with Bulletin C-8 and are amortized using the straight-line method over four years. Expenses, which do not fulfill the requirements for capitalization, such as research expenses are expensed as incurred.

Intangible assets with indefinite lives are not amortized, but are periodically subject to an impairment test and consist of:

  Coca-Cola FEMSA rights to produce and distribute Coca-Cola trademark beverages in the territories acquired. Those agreements are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States of America for the sale of concentrates for certain Coca-Cola trademark beverages. The most significant bottler agreements have terms of 10 years. The bottler agreements are automatically renewable for 10 year terms, subject to non-renewal by either party. The agreements are recorded in the functional currency of the subsidiary in which the investment was made and are restated by applying the inflation rate of the country of origin and the year-end exchange rate.
  FEMSA Cerveza distribution rights, which represent the payments made to concessionaries in the acquisition of the franchise previously granted, and are substantially equal to the fair value.

Goodwill is the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying the inflation rate of the country of origin and the year-end exchange rate. Goodwill is amortized over a period of not more than 20 years.

Impairment of Goodwill and Long-Lived Assets:

The Company reviews the carrying value of its goodwill and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In order to determine whether impairment exists, management compares estimated future discounted cash flows to be generated by those assets with their carrying value. If such assets are considered to be impaired, the impairment charge to be recognized in net income is measured by the amount by which the carrying amount exceeds their fair value.

Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs of Coca-Cola FEMSA. The resources received for advertising and promotional incentives are included as a reduction of selling expenses. The net expenses incurred were Ps. 1,498, Ps. 755 and Ps. 748 during the years ended December 31, 2003, 2002 and 2001, respectively.

In addition, The Coca-Cola Company has made payments in connection with Coca-Cola FEMSA’s refrigeration equipment investment program. These resources are related to the increase in sales volume of The Coca-Cola Company products that result from such expenditures and will be reimbursed if the established conditions in the contracts are not met. The refrigeration equipment investments, net of the participation, are capitalized in properties, plant and equipment.

Labor Liabilities:

Labor liabilities include obligations for pension and retirement plan, seniority premiums and postretirement medical services, based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be non-monetary and are restated using long-term assumptions. The increase in labor liabilities of the year is charged to expense in the income statement.

Unamortized prior service costs are recorded as expenses in the income statement over the period during which the employees will receive the benefits of the plan, which in the case of pension and retirement plans and seniority premiums is 14 years and for postretirement medical services is 20 years, both since 1996.

Certain subsidiaries of the Company have established funds for the payment of pension benefits and postretirement medical services through irrevocable trusts with the employees as beneficiaries.

Severance indemnities are charged to expenses on the date that they are incurred. The severance payments resulting from the Company’s reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses, net. During the years ended December 31, 2003, 2002 and 2001, these payments amounted to Ps. 101, Ps. 177 and Ps. 180, respectively.

Revenue Recognition:

Revenue is recognized upon shipment of goods to customers or upon delivery to the customer and the customer has taken ownership of the goods. Net sales reflect units delivered at selling list prices reduced by promotion allowances and discounts.

Operating Expenses:

Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company’s products, professional services fees, depreciation of office facilities and amortization of capitalized software costs.

Selling expenses include:

a)

Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. During the years ended December 31, 2003, 2002 and 2001, these distribution costs amounted to Ps. 4,848, Ps. 4,092 and Ps. 4,013, respectively.

b)	Sales: labor costs (salaries and other benefits) and sales commission paid to sales personnel.
c)	Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

Income Tax, Tax on Assets and Employee Profit Sharing:

Income taxes and employee profit sharing are charged to results of the year in which they are incurred, including the deferred income tax that arises from the temporary differences between the accounting and tax bases of assets and liabilities, including the tax loss carryforward benefit. Deferred income tax assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting income for the year and the basis for employee profit sharing that are expected to generate a benefit or liability within a defined period.

The tax on assets paid that is expected to be recovered is recorded as a reduction of the deferred tax liability.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

The deferred tax provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at the end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders’ equity. The deferred taxes related to such temporary differences are recorded in the same stockholders’ equity account.

FEMSA has received authorization from the Secretaría de Hacienda y Crédito Público (“SHCP”) to prepare its income tax and tax on asset returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, which is limited to 60% of the stockholders’ participation. The provisions for income taxes of the foreign countries have been determined on the basis of the taxable income of each individual company and not on a consolidated basis.

Integral Result of Financing:

The integral result of financing includes:

Interest:
Interest income and expenses are recorded when earned or incurred, respectively.

Foreign Exchange Gains and Losses:
Transactions in foreign currency are recorded in local currency using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for any foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries that is considered to be an economic hedge (see Note 4).

Gain (Loss) on Monetary Position:
This is the result of the effects of inflation on monetary items. The gain (loss) on monetary position is computed by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of any foreign subsidiaries that is considered to be an economic hedge (see Note 4). The gain (loss) on monetary position of foreign subsidiaries is translated into Mexican pesos using the year-end exchange rate.

Financial Instruments:

The Company frequently contracts financial instruments to manage the financial risks associated with its operations. If the instrument is used to manage the risk related with the Company’s operations, the effect is recorded in cost of sales and in operating expenses. If the instrument is used to manage the risks related with the financing operations, the effect is recorded in interest expense or in the foreign exchange loss (gain), depending on the related contract.

Bulletin C-2, “Instrumentos Financieros” (Financial Instruments), requires an enterprise to record all financial instruments in the balance sheet as assets or liabilities. The bulletin requires that financial instruments entered into for hedging purposes be valued using the same valuation criteria applied to the hedged asset or liability.

Additionally, financial instruments entered into for purposes other than hedging the operations of the Company should be valued at fair market value. The difference between the financial instrument’s initial value and fair market value should be recorded in the income statement. The initial effect of this bulletin is included in net income of 2001, net of taxes, as a change in accounting principle, which amount to Ps. 30.

Cumulative Result of Holding Non-monetary Assets:

This represents the sum of the difference between book values and restatement values, as determined by applying inflation factors to non-monetary assets such as inventories and fixed assets, and their effect on the income statement when the assets are consumed or depreciated.

Comprehensive Income:

Comprehensive income is comprised of the net income for the year and other comprehensive income items such as the translation adjustment and the result of holding non-monetary assets and is presented in the consolidated statement of changes in stockholders’ equity.

Provisions:

Beginning January 1, 2003, the Company adopted the provisions of new Bulletin C-9, “Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos” (Liabilities, Provisions, Contingent Assets and Liabilities and Commitments), which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement or substitution of obligations. The adoption of C-9 did not have a material impact on the Company’s financial position and results of operations.

Note 6. Accounts Receivable.

	2003	2002

Trade	Ps. 3,361	Ps. 2,575
Allowance for doubtful accounts	(368)	(293)
Notes receivable	627	425
The Coca-Cola Company	255	120
Insurance claims	37	23
Loans to employees	29	6
Travel advances to employees	28	31
Rent of warehouses	10	14
Other	306	336

	Ps. 4,285	Ps. 3,237

The changes in the allowance for doubtful accounts are as follows:

	2003	2002

Balance at the beginning of the year	Ps. 293	Ps. 235
Acquisition of Panamco	62	-
Provision for the year	149	126
Cancellation of reserve	(124)	(56)
Restatement of the balance at the beginning of the year	(12)	(12)

Balance at the end of the year	Ps. 368	Ps. 293

Note 7. Inventories.

	2003	2002

Raw materials	Ps. 2,555	Ps. 1,513
Finished products	2,333	1,662
Bottles and cases of FEMSA Cerveza	1,189	1,129
Spare parts	388	336
Advances to suppliers	329	325
Work in process	179	145
Advertising and promotional materials	24	12
Allowance for obsolescence	(125)	(39)

	Ps. 6,872	Ps. 5,083

Note 8. Prepaid Expenses.

	2003	2002

Advertising and promotional expenses	Ps. 445	Ps. 459
Agreements with customers	78	104
Leasing	45	32
Other	61	43

	Ps. 629	Ps. 638

The advertising and promotional expenses recorded in the income statement for the years ended December 31, 2003, 2002 and 2001 amounted Ps. 1,186, Ps. 935 and Ps. 949, respectively.

Note 9. Investments in Shares.

Company	Ownership	2003	002

FEMSA Cerveza:
Labatt-USA LLC (“Labatt-USA”)	30.00%	Ps. 162	Ps. 179
Associated companies of FEMSA Cerveza	Various	115	104
Río Blanco Trust (waste water treatment plant)	33.71%	116	89
Other	Various	26	22
Coca-Cola FEMSA:
Molson, Inc. (“Molson”)	0.74%	236	-
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”)	33.68%	124	70
Complejo Industrial Can, S.A. (“CICAN”)	48.10%	51	60
Beta San Miguel, S.A. de C.V. (“Beta San Miguel”)	2.54%	30	-
Tapón Corona de Colombia, S.A. (“Tapón Corona”)	40.00%	20	-
Other	Various	9	2
Other investments	Various	50	51

		Ps. 939	Ps. 577

The investment in Molson shares is recorded at its market value of Ps. 310 as of December 31, 2003, and is presented net of the fair value of the related equity forward contract of Ps. 74. The Molson stock is subject to a two-year contractual restriction on sale that expires on March 19, 2004.

Note 10. Properties, Plant and Equipment.

	2003	2002

Land	Ps. 5,281	Ps. 3,521
Buildings, machinery and equipment	60,586	44,299
Accumulated depreciation	(27,041)	(19,279)
Construction in progress	1,739	1,507
Bottles and cases of Coca-Cola FEMSA	947	301
Assets stated at realizable value	667	791

	Ps. 42,179	Ps. 31,140

The Company has identified fixed assets consisting mainly of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments. Such assets are not in use and have been valued at their estimated realizable value, according to independent appraisals. Such assets are allocated as follows:

	2003	2002

FEMSA and others	Ps. 327	Ps. 341
FEMSA Cerveza	299	409
FEMSA Empaques	41	41

	Ps. 667	Ps. 791

Those fixed assets recorded at their estimated realizable value are considered monetary assets on which a loss on monetary position is computed and recorded in the integral result of financing.

Note 11. Other Assets.

	2003	2002

Agreements with customers	Ps. 2,333	Ps. 2,365
Leasehold improvements	1,613	1,440
Long-term accounts receivable	689	518
Additional labor liabilities (see Note 15)	524	296
Long-term prepaid advertising	175	26
Recoverable taxes (see Note 23 b)	217	395
Financing issuance costs	174	24
Other	447	114

	Ps. 6,172	Ps. 5,178

Note 12. Intangible Assets and Goodwill.

	2003	2002

Unamortized Intangible Assets:
Coca-Cola FEMSA:
Rights to produce and distribute Coca-Cola trademark products:
Territories of Panamco (see Note 2)	Ps. 33,420	Ps. 272
Buenos Aires, Argentina	190	158
Tapachula, Chiapas	111	111

FEMSA Cerveza:
Distribution rights	120	-

FEMSA:
Mundet trademark	146	146

Amortized Intangible Assets:
Goodwill:
FEMSA’s minority interest acquisition	191	205
Other Intangible assets:
Cost of systems implementation (ERP)	550	333
Start-up expenses	156	88

	Ps. 34,884	Ps. 1,313

The estimated goodwill amortization related to FEMSA’s minority interest acquisition is Ps. 14 per year, and the changes in the carrying amount of goodwill are as follows:

	2003	2002

Original investment	Ps. 264	Ps. 264
Accumulated amortization at the beginning of the year	(59)	(45)
Amortization for the year	(14)	(14)

Accumulated amortization at the end of the year	(73)	(59)

Balance at the end of the year	Ps. 191	Ps. 205

Note 13. Balances and Transactions with Related Parties and Affiliated Companies.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances	2003	2002
Assets (accounts receivable)	Ps. 769	Ps. 650
Liabilities (suppliers and other liabilities)	773	339
Long-term debt with BBVA Bancomer, S.A. (1)	4,054	1,523

Transactions	2003	2002	2001

Income:
Sales to and other revenues from affiliated
Companies of FEMSA Cerveza	Ps. 1,736	Ps. 1,675	Ps. 1,102
Sales of cans to IEQSA	339	369	409
Interest income (1)	75	115	105

Expenses:
Purchase of concentrate from The Coca-Cola Company	5,614	2,725	2,806
Purchases from Grupo Industrial BIMBO, S.A. de C.V. (1)	584	479	398
Purchase of canned products from IEQSA and CICAN	282	259	604
Purchase of sugar from Beta San Miguel	221	-	-
Purchases of crown cap from Tapón Corona	46	-	-
Insurance premiums (1)	147	158	86
Services paid to Labatt	126	119	127
Interest expense (1)	47	7	25
Other	141	164	169

(1)	There are common members of the Board of Directors.

Note 14. Balances and Transactions in Foreign Currency.

Assets, liabilities and transactions denominated in a foreign currency, other than the functional currency of the reporting unit, translated into US dollars are as follows:

Balances		Applicable Exchange Rate (1)	Short- Term	Long- Term	Total

December 31, 2003:	Assets	11.235	$137	$10	$147
	Liabilities		535	1,394	1,929

December 31, 2002:	Assets	10.459	$638	$19	$657
	Liabilities		389	652	1,041

(1)	Mexican pesos per one US dollar.

Transactions	2003	2002	2001

Revenues	$225	$217	$204
Expenses:
Purchases of raw materials	195	229	201
Technical assistance fees	17	32	44
Interest and other	255	245	177

	$467	$506	$422

As of February 9, 2004, the issue date of these consolidated financial statements, the exchange rate was 11.120 Mexican pesos per one US dollar, and the foreign currency position was similar to that as of December 31, 2003.

Note 15. Labor Liabilities.

The actuarial calculations for pension and retirement plans, seniority premiums and postretirement medical service liabilities and the cost for the year were determined using the following long-term assumptions:

	Annual discount rate	Salary increase	Return on assets

Mexico	6.0%	2.0%	6.0%
Guatemala	4.5%	1.5%	- (1)
Nicaragua	4.5%	1.5%	- (1)
Costa Rica	4.5%	1.5%	4.5%
Colombia	4.5%	1.5%	- (1)
Brazil	4.5%	1.5%	4.5%

Measurement date	November 2003

(1)	No fund established for the payment of postretirement obligations.

The bases for the determination of the long-term asset return rate is supported by a historical analysis of average returns in real terms of the last 30 years of the Certificados de Tesorería del Gobierno Federal (“CETES”) (Federal Government Treasury Certificates) and the expectations of long-term returns of the actual investments of the Company. Panama, Venezuela and Argentina operations do not have any postretirement plans.

The balances of the liabilities and the trust assets as well as the expenses for the year are as follows:

	2003	2002

Pension and retirement plans:
Vested benefit obligation	Ps. 1,642	Ps. 1,326
Non-vested benefit obligation	1,371	1,046

Accumulated benefit obligation	3,013	2,372
Excess of projected benefit obligation over accumulated benefit obligation	265	217

Projected benefit obligation	3,278	2,589
Pension plan funds at fair value	(1,671)	(1,644)

Unfunded projected benefit obligation	1,607	945
Unrecognized net transition obligation services	(364)	(384)
Unrecognized actuarial net gain	(237)	48

	1,006	609
Additional labor liability	499	275

Total	Ps. 1,505	Ps. 884

Seniority premiums:

Vested benefit obligation	Ps. 67	Ps. 60
Non-vested benefit obligation	63	48

Accumulated benefit obligation	130	108
Excess of projected benefit obligation over accumulated benefit obligation	16	9

Unfunded projected benefit obligation	146	117
Unrecognized net transition obligation services	(15)	(17)

	131	100
Additional labor liability	25	21

Total	Ps. 156	Ps. 121

Postretirement medical services:
Vested benefit obligation	Ps. 199	Ps. 180
Non-vested benefit obligation	222	181

Accumulated benefit obligation	421	361
Medical services funds at fair value	(26)	(43)

Unfunded accumulated benefit obligation	395	318
Unrecognized net transition obligation	(60)	(64)
Unrecognized actuarial net loss	(181)	(142)

Total	154	112

Total Labor Liabilities	Ps. 1,815	Ps. 1,117

Expense for the year	2003	2002	2001

Pension plan	Ps. 163	Ps. 129	Ps. 104
Seniority premiums	25	22	21
Postretirement medical services	42	42	42

	Ps. 230	Ps. 193	Ps. 167

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the year.

At December 31, 2003 and 2002, the projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which is recorded as an intangible asset included in other assets (see Note 11).

The trust assets consist of fixed income and variable funds, valued at market. As of December 31, 2003 and 2002, the pension plan assets are invested in the following financial instruments:

	2003	2002

Fixed Rate:
Traded securities	34%	16%
Bank instruments	11%	34%
Federal Government instruments	30%	30%

Variable Rate:
Public traded shares in BMV	25%	20%

	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Federal Government instruments. Objective portfolio guidelines have been established for the remaining 70%, and investment decisions are being made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the objective portfolio is consistent with the Mexican company share composition of the portfolios of the five best-known international companies that manage long-term funds.

The contributions to the pension plan and postretirement medical services funds by certain subsidiaries amounted to Ps. 83 and Ps. 68 at December 31, 2003 and 2002, respectively. The Company estimates that the contributions to the pension plan and postretirement medical services funds during 2004 will reach Ps. 90.

The integral result of financing includes the interest cost related to labor liabilities, net of the return on plan assets. This amounted to Ps. 85, Ps. 63 and Ps. 50 for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 16. Bonus Program.

The bonus program for executive officers is based upon the accomplishment of certain goals, established annually by management. The bonuses are recorded in the results of operations in the respective year and are paid in cash the following year, based on the accomplishment of such goals.

In 1999 and the following five years, the Company instituted a compensation plan for certain key executives, which consists of granting them an annual bonus in FEMSA stock or options, based on each executive’s responsibilities within the organization and the executives’ performance. The executives will have access to the assigned stock or options in 20% increments in each of the five years following the granting of the bonus, beginning one year after they are granted. The five-year program ended in 2003, which was the last year shares were assigned.

Note 17. Bank Loans and Notes Payable.

Current bank loans and notes payable outstanding at December 31, 2003 and 2002, principally consist of revolving loans denominated in Mexican pesos and US dollars. The weighted average annual interest rate in 2003 for debt denominated in Mexican pesos and US dollars was 6.2% and 2.5%, respectively, and in 2002 the weighted average annual rate was 4.8% for revolving loans denominated in US dollars.

Long-term bank loans and notes payable of the Company are as follows:

	Interest Rate% (1)	2003	2002

Fixed interest rate
US Dollars:
Yankee bond	7.92	Ps. 5,680	Ps. 2,175
Bank loans	4.48	1,445	44
Private placement	9.40	1,124	1,088
Leasing	5.43	194	-

Mexican Pesos:
Notes	10.23	1,500	-
Bank loans	11.28	1,000	-
Units of Investment (UDIS)	8.65	1,418	-

Variable interest rate
US Dollars:
Bank loans	2.33	6,246	2,349
Syndicated loan	2.39	2,387	-
Mortgage loan	3.70	68	78
Leasing	10.04	32	38
Private placement	8.92	-	2,066

Mexican Pesos:
Notes	6.09	8,500	-
Bank loans	7.53	5,752	3,265

Colombian Pesos:
Notes	10.34	587	-

Long-Term Debt		35,933	11,103
Current maturities of long-term debt		(2,588)	(911)

		Ps. 33,345	Ps. 10,192

(1)	Weighted average nominal rate.

Maturities of long-term debt as of December 31, 2003 are as follows:

Current	Ps. 2,588
2005	5,847
2006	11,024
2007	5,931
2008	5,515
2009 and thereafter	5,028

35,933

Each Subholding Company has financing from different institutions, with different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as, minimum consolidated net worth, and debt and interest coverage ratios. As of December 31, 2003, the companies were in compliance with all restrictions and covenants established in their financing agreements.

The Company has restricted cash of approximately $43, which has been pledged as collateral for some of its short-term bank loans.

Note 18. Fair Value of Financial Instruments.

a) Long-term Debt:

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of long-term debt is based on quoted market prices.

	2003	2002

Carrying value	Ps. 33,345	Ps. 10,192
Fair value	34,221	10,744

b) Equity Forward:

As mentioned in Note 9, during 2002 a subsidiary of Coca-Cola FEMSA entered into an equity forward purchase contract, expiring in March 2004, over the Molson shares with a notional amount of Ps. 203. As of December 31, 2003, the investment in Molson shares was recorded at its fair value resulting in the recognition of a loss generated by the forward of Ps. 74.

c) Interest Rate Swaps:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. Additionally, the Company sold some put options as a complement to the swap agreements, for which a premium was received. The net effect of the year is recorded in the financing expenses and amounted to Ps. 116 and Ps. 38, in 2003 and 2002, respectively.

The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date.

At December 31, 2003, the Company has the following outstanding agreements:

Maturity	Notional	Fair
Date	Amount	Value

2004	Ps. 281	Ps. (6)
2006	4,747	(141)
2007	1,500	(62)
2008	7,184	(121)

d) Forward Agreements to Purchase Foreign currency:

At December 31, 2003, the Company has one forward agreement for the purchase of euros with a notional amount of 6 million euros, for the purpose of hedging the exchange risk between the dollar and the euro for the purchase of equipment. The fair value is estimated based on the quoted market exchange rate to terminate the contracts at the reporting date, which as of December 31, 2003, represents a gain of Ps. 17. The net effect of the contracts terminated during 2003 and 2002 was an exchange gain of Ps. 3 and Ps. 8, respectively. Additionally, during 2003 various contracts to guarantee the purchase of US dollars in connection with the acquisition of Panamco were terminated, which resulted in an exchange loss of Ps. 294.

e) Commodity Price Contracts:

The Company entered into various derivative contracts to hedge the cost of certain raw materials. The result of the commodity price contracts was a loss of Ps. 19 and Ps. 18 as of December 31, 2003 and 2002, respectively, which were recorded in the results of operations of the year. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date. As of December 31, 2003, the Company has various derivative instrument contracts with maturity dates in 2004 and 2005, notional amounts of Ps. 703 and a fair value of Ps. 53.

Note 19. Minority Interest in Consolidated Subsidiaries.

	2003	2002

FEMSA Cerveza	Ps. 5,236	Ps. 5,539
Coca-Cola FEMSA	12,462	4,735

	Ps. 17,698	Ps. 10,274

Note 20. Stockholders’ Equity.

As of December 31, 2003, the capital stock of FEMSA was comprised of 5,297,310,450 common shares, without par value and with no foreign ownership restrictions. Fixed capital amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

  Series “B” shares, with unlimited voting rights, which at all times must represent a minimum of 51% of total capital stock.
  Series “L” shares, with limited voting rights, which may represent up to 25% of total capital stock.
  Series “D” shares, with limited voting rights, which individually or jointly with series “L” shares may represent up to 49% of total capital stock.

The Series “D” shares are comprised as follows:

  Subseries “D-L” shares may represent up to 25% of the series “D” shares.
  Subseries “D-B” shares may comprise the remainder of outstanding series “D” shares.
  The non-cumulative premium dividend to be paid to series “D” stockholders will be 125% of any dividend paid to series “B” stockholders.

The Series “B” and “D” shares are linked together in related units as follows:

  “B units” each of which represents five series “B” shares and which is traded on the BMV.
  “BD units” each of which represents one series “B” share, two subseries “D-B” shares and two subseries “D-L” shares, and which is traded both on the BMV and the NYSE.
  The related units will cease to be linked together on May 2008, after a period of 10 years from the date of the first issue. Subseries “D-B” shares will be converted into series “B” shares, and subseries “D-L” shares will be converted into series “L” shares.

As of December 31, 2003, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total

Units	419,569,500	639,892,590	1,059,462,090

Shares:
Series “B”	2,097,847,500	639,892,590	2,737,740,090
Series “D”	-	2,559,570,360	2,559,570,360
Subseries “D-B”	-	1,279,785,180	1,279,785,180
Subseries “D-L”	-	1,279,785,180	1,279,785,180

Total Shares	2,097,847,500	3,199,462,950	5,297,310,450

The restatement of stockholders’ equity for inflation is allocated to each of the various stockholders’equity accounts, as follows:

	Historical Cost	Restatement	Restated Value

Capital stock	Ps. 2,649	Ps. 1,594	Ps. 4,243
Additional paid-in capital	7,577	4,483	12,060
Retained earnings from prior years	14,634	816	15,450
Net income for the year	3,009	84	3,093

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the subsidiary, except as stock dividends. As of December 31, 2003, this reserve for FEMSA amounted to Ps. 468 (nominal value).

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect, except for the restated stockholder contributions and distributions made from consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta Consolidada” (“CUFIN”). From 1999 to 2001, the deferral of a portion (3% in 1999 and 5% in 2000 and 2001) of the income tax was allowed, until the distribution of such earnings as dividends. For this purpose a “Cuenta de Utilidad Fiscal Neta Consolidada Reinvertida” (“CUFINRE”) was created, which like CUFIN represents previously taxed earnings. Beginning in 2002, the right to defer payment of this income tax was eliminated.

Dividends paid in excess of CUFIN and CUFINRE will be subject to income taxes at a grossed-up rate based on the current statutory rate. Beginning in 2003, this tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments. As of December 31, 2003, the balances of CUFIN and CUFINRE amounted to Ps. 10,632 and Ps. 2,694, respectively, and the deferred tax payments were Ps. 207.

At an ordinary stockholder meeting held on March 11, 2003, the stockholders approved a dividend of 0.06700 pesos (nominal value) per series “B” share and 0.08375 pesos (nominal value) per series “D” share, which was paid in May 2003. Additionally, the stockholders approved a maximum of Ps. 3,000 for a stock repurchase program.

At an ordinary stockholder meeting of FEMSA Cerveza held on March 10, 2003, the stockholders approved a dividend of Ps. 2,206. The corresponding payment to the minority interest of Ps. 662 is presented as a reduction of minority interest in the statement of changes in stockholders’ equity.

From October 2000 to January 2001, the Company repurchased shares. The nominal value of the repurchased shares was recorded as a reduction of common stock, and the remainder was applied against the reserve for the acquisition of Company stock within retained earnings. The shares purchased which were retired are presented as follows:

	Millions of Shares	Capital Stock	Retained Earnings	Total

As of December 31, 2000	33.7	Ps. 20	Ps. 246	Ps. 266
From January 4 through January 16, 2001	10.3	6	65	71

Total	44.0	Ps. 26	Ps. 311	Ps. 337

Note 21. Net Majority Income per Share.

This represents the net majority income corresponding to each share of the Company’s capital stock, computed on the basis of the weighted average number of shares outstanding during the year. Additionally, the net income distribution according to the dividend rights of each share series is presented.

The following presents the computed weighted average number of shares and the distribution of income per share series:

	Millions of Shares

	Series “B”		Series “D”

	Number	Weighted Average	Number	Weighted Average

At December 31, 2001	2,737.70	2,737.80	2,559.60	2,559.80
At December 31, 2002 and 2003	2,737.70	2,737.70	2,559.60	2,559.60

Dividend rights	1.00		1.25
Allocation of earnings:
2001, 2002 and 2003	46.11%		53.89%

Note 22. Tax System.

a) Income Tax:

Income tax is computed on taxable income, which differs from accounting income principally due to the treatment of the integral result of financing, the cost of labor liabilities, depreciation and other accounting provisions. In the case of Mexico, it also differs because of the difference between purchase and cost of sales. The tax loss of any year can be carried forward and could be applied against taxable income.

The income tax rates applicable in 2003 in the countries where the Company operates and the years in which tax loss carryforwards may be applied are as follows:

	Statutory TaxRate	Tax Loss Carry- forwards Expiration

Mexico	34.0%	10
Guatemala	31.0%	N/A
Nicaragua	30.0%	3
Costa Rica	30.0%	3
Panama	30.0%	5
Venezuela	34.0%	3
Colombia	38.5%	5-8
Brazil	34.0%	-
Argentina	35.0%	5

The Mexican statutory income tax rate from 2000 through 2002 was 35%. Beginning 2003, the rate will be reduced one percentage point per year through 2005, when the rate will be 32%. Therefore the statutory tax rate for Mexico during 2003 is 34%.

In Guatemala tax loss carryforwards may only be applied by companies of recent creation (not applicable to the Company). Colombian tax losses generated before December 31, 2002 may be carried forward for a period of five years, and tax losses generated after January 1, 2003 may be carried forward for a period of eight years, but limited to 25% of the taxable income of each year. In Brazil tax loss carryforwards do not expire and may be carried forward for an indefinitely period. The application of tax losses carryforwards in any year, however, is limited to 30% of the taxable income generated in such year.

b) Tax on Assets:

Operations in Mexico, Guatemala, Nicaragua, Venezuela, Colombia and Argentina are subject to a tax on assets.

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

In Guatemala there is an alternative minimum tax (“IEMA”) equivalent to the lower of 2.25% of the prior year’s revenues or 3.5% of total assets as of the beginning of the year, which is paid only to the extent that it exceeds the income taxes of the year. If in any year a payment of IEMA is required, this amount may be credited against the excess of income taxes over the IEMA of the following year. On February 2, 2004, this tax was declared unconstitutional in Guatemala. At this time it is not known what favorable effect this could have on the IEMA payments made by the Company in previous years.

In Nicaragua the tax on assets results from applying a 1% rate to total tax assets as of the end of the year, and it is paid only to the extent that it exceeds the income taxes of the year. If in any year a tax on assets payment is required, this tax is definitive and the amount may not be credited against the excess of income taxes in future years.

In Venezuela the tax on assets results from applying a 1% rate to the net average amount of nonmonetary assets adjusted for inflation and monetary assets devalued for inflation. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount may be credited against the excess of income taxes over the tax on assets to the following three years.

In Colombia the tax on assets results from applying a 6% rate to net tax assets as of the beginning of the year. This tax is paid only to the extent that it exceeds the income taxes of the year. If a tax on assets payment was required in 2001 or 2002, the amount may be credited against the excess of income taxes over the tax on assets in the following three years. If a tax on assets payment is required subsequent to 2002, the amount may be credited against the excess of income taxes over the tax on assets in the following five years.

The tax laws in Argentina established a Tax on Minimum Presumptive Income (“TMPI”), that results from applying 1% to certain assets, and is paid only to the extent that it exceeds the income taxes of the year. If in any year a payment is required, this amount may be credited against the excess of income taxes over the TMPI in the following 10 years.

c) Employee Profit Sharing:

Employee profit sharing is applicable to Mexico and Venezuela. In Mexico the employee profit sharing is computed at the rate of 10% of the individual taxable income, except that depreciation of historical rather than restated values is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due, and the other effects of inflation are also excluded. In Venezuela employee profit sharing is computed at a rate equivalent to 15% after tax earnings.

d) Deferred Income Taxes and Employee Profit Sharing:

The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Taxes	2003		2002

Allowance for doubtful accounts	Ps.	(149)	Ps.	(100)
Inventories		1,843		1,506
Prepaid expenses		127		58
Properties, plant and equipment		4,432		3,571
Investments in shares		175		11
Deferred charges		(188)		(131)
Pension plan		(261)		(207)
Seniority premiums		(43)		(34)
Medical services		(51)		(38)
Recoverable tax on assets		(79)		(81)
Tax loss carryforwards		(424)		(119)
Other reserves		(1,541)		(261)

	Ps.	3,841	Ps.	4,175

The changes in the balance of the deferred income taxes for the year are as follows:

	2003		2002

Balance at beginning of the year	Ps.	4,175	Ps.	4,124
Balance acquisition of Panamco		(934)		-
Gain on monetary position		27		20
Provision for the year		542		143
Change in the statutory income tax rate		(68)		(137)
Result of holding non-monetary assets		99		25

Balance at end of the year	Ps.	3,841	Ps.	4,175

At December 31, 2003, there are no significant non-recurring temporary differences between the accounting income for the year and the bases for Mexican employee profit sharing, therefore the Company did not record a provision for deferred employee profit sharing.

e) Income Tax, Tax on Assets and Employee Profit Sharing Provisions:

	2003		2002		2001

Current income taxes	Ps.	2,484	Ps.	3,409	Ps.	2,850
Tax on assets		46		35		29
Deferred income taxes		542		143		149
Change in the statutory income tax rate		(68)		(137)		(262)

		3,004		3,450		2,766
Employee profit sharing		374		322		303
Deferred employee profit sharing		-		(8)		-

	Ps.	3,378	Ps.	3,764	Ps.	3,069

f) Tax Loss Carryforwards and Recoverable Tax on Assets:

As of December 31, 2003, Mexico, Venezuela and Brazil have tax loss carryforwards and/or recoverable tax on assets.

The expiration dates of such amounts are as follows:

Year	Tax Loss Carryforwards		Recoverable Tax on Assets

2004	Ps.	1	Ps.	24
2005		434		41
2006		2		23
2007		24		6
2008		28		8
2009		20		2
2010		1,629		3
2011		43		5
2012		242		14
2013		915		19

	Ps.	3,338	Ps.	145

Due to the uncertainty of the realization of certain tax loss carryforwards, as of December 31, 2003 a valuation allowance has been provide for Ps. 1,275 of the carryforwards.

g) Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2003	2002	2001

Mexican statutory income tax rate	34%	35%	35%
Difference between book and tax inflationary effects
	1	-	-
Non-deductible expenses
	4	3	2
Impairment of the goodwill generated by Coca-Cola FEMSA Buenos Aires
	-	2	-
Effect of change in tax rate
	(1)	(1)	(3)
Other
	(1)	1	(1)

Consolidated effective income tax rate	37%	40%	33%

Note 23. Contingencies and Commitments.

a) Settled Lawsuits:

  During 2002 and 2003, Coca-Cola FEMSA initiated an appeal related to the Impuesto Especial sobre Producción y Servicios (“IEPS”) (“Special Tax on Products and Services”) applicable to inventories produced with high fructose content. Additionally, during 2003, the Company included in its appeal the IEPS applicable to dietetic soft drink and mineral water. On November, 2003, the Company obtained a favorable resolution for its 2002 claim. Based on the favorable resolution, the Company has recorded a receivable for refundable taxes of Ps. 247, related to 2003 and 2002. Coca-Cola FEMSA has posted a bond for IEPS of 2003 in the amount of Ps. 85, for which management has a high expectation that payments will not have to be made.

  On April 29, 2002 a subsidiary of FEMSA Cerveza filed a lawsuit against certain affiliates of Labatt to enjoin the integration of the beer brands of Beck's North America in the beer distribution portfolio of Labatt-USA. The subsidiary of FEMSA Cerveza obtained a preliminary injunction from the lower court. Labatt's affiliates filed a notice of appeal from the preliminary injunction. In August 7, 2003, the second circuit upheld the decision of the district court. On October 10, 2003 the subsidiary of FEMSA Cerveza and affiliates of Labatt entered into a final judgment on consent, providing that the affiliates of Labatt are permanently enjoined from integrating the Beck's brands into the portfolio of Labatt-USA

  In 1998, as a result of the restatement of tax losses for inflation due to the increased shareholdings in subsidiaries, the Company determined an income tax receivable of Ps. 161 and filed for refund, which was also rejected by the tax authorities. The Company appealed that decision and on July 14, 2003, obtained a favorable resolution.

b) Unsettled Lawsuits:

  In 1998 and 1999, due to adjustments to consolidated tax on assets derived from increased shareholdings in subsidiaries, the Company determined a tax on assets receivable and filed for refund. The tax authorities rejected the refund request, and the Company has appealed that decision. In the opinion of the Company's legal counsel, it is probable that the Company will obtain a favorable resolution and in 1999 the Company recorded a receivable for refundable taxes and a credit to the results of operations of that year. At December 31, 2003, the receivable amounted to Ps. 217, which is presented in other assets.

  The SHCP determined taxes due by FEMSA Cerveza related to exports in 1998 and 1999 to countries considered to be tax havens. The Company has appealed these tax assessments and filed the corresponding documentation. To date this matter is unresolved; however, the Company's legal counsel believes that it is probable that the Company will obtain a favorable resolution.

  In 2000, the Comisión Federal de Competencia en Mexico (the Mexican Antitrust Commission) (the “Commission”), initiated an investigation of the sales practices of Coca-Cola bottlers. In 2002, through a final resolution, the Commission held that Coca-Cola bottlers engaged in monopolistic practices with respect to exclusivity arrangements with certain retailers, and ordered Coca-Cola bottlers, to abstain from entering into any exclusivity arrangements with retailers. The Company, along with other Coca-Cola bottlers, appealed the resolution. The Company and its legal counsel believe that it is probable that the Company will prevail and obtain a permanent injunction against the Commission.

  During 2001, the Comisión para Promover la Competencia en Costa Rica (the Costa Rican Antitrust Commission) initiated an investigation on the sales practices of Coca-Cola bottlers for alleged monopolistic practices in the retail distribution channels including the gain of share of sales through exclusivity arrangements. The Company does not believe that the resolution of this matter will have a material adverse effect on its consolidated financial statements.

  In 1999, the Company received notice of certain tax claims asserted by the Venezuelan taxing authorities. These claims currently total approximately $23. The Company has certain rights to indemnification from the original owner before Panamco and The Coca-Cola Company for a substantial portion of such claims. The Company does not believe that the ultimate disposition of these cases will have a material adverse effect on its consolidated financial statements.

  Since 2001, the Venezuelan subsidiary has been the subject of lawsuits filed by former distributors for a total amount of approximately $31. The Company believes, based on decisions rendered by Venezuela Supreme Court in similar cases, and an analysis of each case, that these claims are without merit.

  In 2001, a labor union and several inpiduals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against the Company and The Coca-Cola Company. In the complaint, the plaintiffs alleged that the Company engaged in wrongful acts against the labor union and its members in Colombia for the amount of $500. The Company has filed a motion to dismiss the complaint for lack of subject matter and personal jurisdiction and believes this lawsuit is without merit. The Company has received proposals to settle the claim, but no agreements have been reached.

  There are certain tax contingencies of the foreign subsidiaries that required asset guarantees while in litigation.

  The Company also has various other loss contingencies, for which reserves have been recorded in those cases where the Company believes the result of an unfavorable resolution is probable. The details regarding these contingencies has not been disclosed, since the Company believes that to do so would adversely impact its legal position.

  Other legal proceedings are pending against or involve the Company and its subsidiaries, which are incidental to the conduct of their businesses. The Company believes that the ultimate disposition of such other proceedings will not have a material adverse effect on its consolidated financial condition.

c) Commitments:

As of December 31, 2003, the Company has minimum operating lease commitments as follows:

  In dollars, for the leasing of production machinery and equipment, distribution equipment and computing equipment.
  In pesos, for the leasing of land for the operations of FEMSA Comercio.

Contract maturities are variable and expire as follows:

2004	$37	Ps.	437
2005	32		422
2006	25		408
2007	19		394
2008	14		381
2009	13		368
20010	12		353
2011 to 2020	12		2,227

Rental expense for all operating leases charged against earnings amounted to approximately Ps. 681, Ps. 481 and Ps. 462 for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 24. Information by Segment.

Relevant information concerning the major subsidiaries of FEMSA, which represent different segments, is as follows:

a) By Business Unit

Total Revenues		2003		2002		2001

Coca-Cola FEMSA	Ps.	35,729	Ps.	18,668	Ps.	17,773
FEMSA Cerveza		21,924		21,642		21,529
FEMSA Empaques		7,352		6,862		6,840
FEMSA Comercio		16,601		13,247		11,160
Other		3,843		3,559		3,176
Consolidation adjustments		(9,558)		(8,583)		(8,013)

	Ps.	75,891	Ps.	55,395	Ps.	52,465

Income from Operations	2003		2002		2001

Coca-Cola FEMSA	Ps.	6,710	Ps.	4,627	Ps.	4,057
FEMSA Cerveza (1)		3,586		3,687		3,458
FEMSA Empaques		988		941		890
FEMSA Comercio		694		506		309
Others		1,951		1,099		890
Consolidation adjustments		(1,815)		(982)		(702)

	Ps.	12,114	Ps.	9,878	Ps.	8,902

Depreciation	2003		2002		2001

Coca-Cola FEMSA	Ps.	1,480	Ps.	959	Ps.	987
FEMSA Cerveza		1,175		1,158		1,030
FEMSA Empaques		301		272		256
FEMSA Comercio		131		94		84
Other		39		40		49

	Ps.	3,126	Ps.	2,523	Ps.	2,406

Amortization and Other Non-Cash Charges (2)	2003		2002		2001

Coca-Cola FEMSA	Ps.	531	Ps	211	Ps.	149
FEMSA Cerveza		1,237		1,187		1,114
FEMSA Empaques		156		67		169
FEMSA Comercio		312		158		139
Other		220		316		(88)

	Ps.	2,456	Ps.	1,939	Ps.	1,483

(1)	Includes equity method of affiliated companies of Ps. 30, Ps. 87 and Ps. 34, respectively.
(2)	Excludes the non-cash charges relative to current assets and liabilities.

Impairment of Long-Lived Assets	2003		2002		2001

Coca-Cola FEMSA	Ps.	-	Ps.	457	Ps.	-
FEMSA Cerveza		790		168		145

	Ps.	790	Ps.	625	Ps.	145

Interest Expense		2003		2002		2001

Coca-Cola FEMSA	Ps.	1,551	Ps.	348	Ps.	343
FEMSA Cerveza		649		323		323
FEMSA Empaques		201		261		454
FEMSA Comercio		150		107		104
Other		113		94		95
Consolidation adjustments		(124)		(190)		(334)

	Ps.	2,540	Ps.	943	Ps.	985

Interest Income	2003			2002		2001

Coca-Cola FEMSA	Ps.	227	Ps.	264	Ps.	288
FEMSA Cerveza		210		90		80
FEMSA Empaques		21		27		55
FEMSA Comercio		57		26		25
Other		304		248		383
Consolidation adjustments		(124)		(190)		(334)

	Ps.	695	Ps.	465	Ps.	497

Income Tax and Tax on Assets	2003		2002		2001

Coca-Cola FEMSA	Ps.	1,436	Ps.	1,776	Ps.	1,392
FEMSA Cerveza		863		1,204		918
FEMSA Empaques		240		135		242
FEMSA Comercio		268		175		130
Other		197		160		84

	Ps.	3,004	Ps.	3,450	Ps.	2,766

Capital Expenditures	2003		2002		2001

Coca-Cola FEMSA	Ps.	1,910	Ps.	1,410	Ps.	1,000
FEMSA Cerveza		3,246		3,292		3,674
FEMSA Empaques		376		255		95
FEMSA Comercio		1,210		857		638
Other		47		(34)		124

	Ps.	6,789	Ps.	5,780	Ps.	5,531

Long-term Assets		2003		2002

Coca-Cola FEMSA	Ps.	53,346	Ps.	8,722
FEMSA Cerveza		20,910		20,449
FEMSA Empaques		4,427		4,178
FEMSA Comercio		3,870		3,018
Other		9,811		7,861
Consolidation adjustments		(8,190)		(6,020)

	Ps.	84,174	Ps.	38,208

Total Assets		2003	2002

Coca-Cola FEMSA	Ps.	61,420	Ps.	17,087
FEMSA Cerveza		28,936		29,546
FEMSA Empaques		7,168		6,485
FEMSA Comercio		6,137		5,602
Other		16,632		12,579
Consolidation adjustments		(15,959)		(8,639)

	Ps.	104,334	Ps.	62,660

b) By Geographic Area

Total Revenues	2003		2002		2001

Mexico	Ps.	64,185	Ps.	53,571	Ps.	50,477
Argentina		2,077		1,824		1,988
Brazil		2,797		-		-
Venezuela		2,544		-		-
Colombia		2,319		-		-
Central America (1)		2,187		-		-
Consolidation adjustments		(218)		-		-

	Ps.	75,891	Ps.	55,395	Ps.	52,465

Capital Expenditures	2003		2002		2001

Mexico	Ps.	6,309	Ps.	5,700	Ps.	5,498
Argentina		105		80		33
Brazil		166		-		-
Venezuela		45		-		-
Colombia		1		-		-
Central America (1)		163		-		-

	Ps.	6,789	Ps.	5,780	Ps.	5,531

Long-term Assets		2003		2002

Mexico	Ps.	77,134	Ps.	37,749
Argentina		1,226		1,061
Brazil		3,370		-
Venezuela		2,886		-
Colombia		4,866		-
Central America (1)		4,762		-
Consolidation adjustments		(10,070)		(602)

	Ps.	84,174	Ps.	38,208

Total Assets	2003		2002

Mexico	Ps.	95,715	Ps.	61,837
Argentina		1,631		1,425
Brazil		4,520		-
Venezuela		3,669		-
Colombia		6,688		-
Central America (1)		5,656		-
Consolidation adjustments		(13,545)		(602)

	Ps.	104,334	Ps.	62,660

(1)	Includes Guatemala, Nicaragua Costa Rica and Panama.

Note 25. Differences Between Mexican GAAP and US GAAP.

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the reported majority net income, majority stockholders' equity and majority comprehensive income to US GAAP is presented in Note 26. It should be noted that this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, “Reconocimiento de los Efectos de Inflación en la Información Financiera ” (Recognition of the Effects of Inflation in the Financial Information), of Mexican GAAP.

The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a) Restatement of Prior Year Financial Statements:

As explained in Note 5 a ), in accordance with Mexican GAAP, the financial statements for Mexican subsidiaries for prior years was restated using inflation factors, and for foreign subsidiaries and affiliated companies for prior years was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year-end exchange rate.

Under US GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America (“SEC”), which require that prior year financial statements be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of such prior year amounts using inflation factors. ,

Additionally, all other US GAAP adjustments for prior years have been restated based upon the SEC methodology.

b) Classification Differences:

Certain items require a different classification in the balance sheet or income statement under US GAAP. These include:

  As explained in Note 5 c), under Mexican GAAP advances to suppliers are recorded as inventories. Under US GAAP advances to suppliers are classified as prepaid expenses.
  The impairment of goodwill and other long-lived assets, the gain or loss on the disposition of fixed assets, all severance indemnities, and employee profit sharing must be included in operating expenses under US GAAP.

c) Deferred Promotional Expenses:

As explained in Note 5 d), for Mexican GAAP purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For US GAAP purposes, such promotional costs are expensed as incurred.

d) Start-up Expenses:

As explained in Note 5 i), under Mexican GAAP, start-up expenses are capitalized and are amortized at the start of operations using the straight-line method. Under US GAAP, these expenses must be recorded in the income statement as incurred.

e) Intangible Assets and Goodwill:

As mentioned in Note 5 i), under Mexican GAAP, until January 1, 2002 all intangible assets were amortized over a period of no more than 20 years. Effective January 1, 2003 revised Bulletin C-8, “Activos Intangibles” (Intangible Assets) (“C- 8” ), went into effect and recognizes that certain intangible assets have indefinite lives and should not be amortized. Under US GAAP, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002, goodwill and indefinite-lived intangible assets are also no longer subject to amortization, but rather are subject to periodic assessment for impairment. Accordingly, amortization of indefinite-lived intangible assets was discontinued in 2002 for US GAAP and in 2003 for Mexican GAAP.

A reconciliation of previously reported net income and income per share under US GAAP to the amounts adjusted to exclude intangible assets and goodwill is as follows:

		Reported		Amortization		Adjusted

2003:
Net income for the year	Ps.	3,271	Ps.	-	Ps.	3,271
Net income per Series “B” shares		0.551		-		0.551
Net income per Series “D” shares		0.689		-		0.689

2002:
Net income for the year	Ps.	3,206	Ps.	-	Ps.	3,206
Net income per Series “B” shares		0.540		-		0.540
Net income per Series “D” shares		0.675		-		0.675

2001:
Net income for the year	Ps.	3,305	Ps.	466	Ps.	3,771
Net income per Series “B” shares		0.557		0.078		0.635
Net income per Series “D” shares		0.696		0.099		0.795

As a result of the adoption of this standard, the Company performed an impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, in which case an impairment test would be performed between annual tests. As mentioned in Note 4, due to significant adverse changes in the Argentine economy during 2002, on July 1, 2002 the Company recognized an impairment of the goodwill generated by the acquisition of Coca-Cola FEMSA Buenos Aires.

f) Restatement of Imported Equipment:

As explained in Note 5 g ), under Mexican GAAP, imported machinery and equipment have been restated by applying the inflation rate of the country of origin, then translated at the year-end exchange rate of the Mexican peso.

Under US GAAP, the Company applies the SEC regulations, which require that all machinery and equipment, both domestic and imported, be restated using inflation factors.

g) Capitalization of the Integral Result of Financing:

Under Mexican GAAP, the capitalization of the integral result of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional, and the Company has elected not to capitalize the integral result of financing.

In accordance with US GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the US GAAP reconciliation of the majority net income and majority stockholders' equity. If the borrowings are denominated in US dollars, the weighted-average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

h) Financial Instruments :

In accordance with Mexican GAAP, as mentioned in Note 5 q), beginning in January 2001 Bulletin C-2, “Instrumentos Financieros” (Financial Instruments), became effective.

Under US GAAP, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” also became effective in 2001. SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the fair value of the derivative instrument be recognized in the net income of the year or other comprehensive income, if the instruments represent cash flow hedges that qualify for hedge accounting.

For purposes of SFAS No. 133, the Company elected not to designate its financial instruments as hedges for the derivative instruments, and accordingly the entire effect of the valuation of those instruments contracted before December 31, 2000, was recognized in the income statement as a change in accounting principle under US GAAP at January 1, 2001.

Under Mexican GAAP, the commodity price contracts as well as the equity forward contracted by the Company (see Note 18), have been designated as hedges and accordingly valued using the same valuation criteria applied to the underlying asset or liability, which are recognized in the income statement when the consumption or payment takes place. However, under US GAAP, these agreements must be adjusted to their market value, recognizing the corresponding asset or liability. Except for certain interest rate swaps, the hedging relationship required by US GAAP has not been adequately documented; therefore, a reconciling item has been included in the US GAAP reconciliation to adjust earnings for this difference in valuation method.

Since the Company has properly designated the interest rate swaps as effective cash flow hedges, it recognizes the change in the fair market value of those swaps through “other comprehensive income”.

i) Deferred Income Taxes and Employee Profit Sharing:

The Company follows SFAS No. 109, “Accounting for Income Taxes,” for US GAAP purposes, which differs from Mexican GAAP as follows:

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
  Under Mexican GAAP, the change in statutory income tax rate (see Note 22 a) approved early in 2002 was considered in the calculation of deferred taxes at December 31, 2001. Under US GAAP, a change in statutory tax rate may not be considered until the enactment date, which was January 1, 2002.
  Under Mexican GAAP, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to turn around within a defined period, while under US GAAP, the same liability method as used for deferred income taxes is applied.
  The differences in the restatements of prior year financial statements, start-up expenses, restatement of imported machinery and equipment, the capitalization of financing costs, financial instruments and the pension plan mentioned in Note 25 a), d), f), g), h) and j) generate a difference calculating the deferred income tax under US GAAP compared to the one presented under Mexican GAAP (see Note 22 d).

Reconciliation of Deferred Income Taxes	2003	2002

Deferred income taxes under Mexican GAAP	Ps. 3,841	Ps. 4,175
US GAAP adjustments:
Restatement of imported equipment	72	394
Capitalization of integral result of financing	159	172
Start-up expenses	(38)	(30)
Pension plan	16	23
Financial instruments	(83)	(1)
Restatement of prior year financial statements	-	(28)

Total adjustments	126	530

Deferred income taxes under US GAAP	Ps. 3,967	Ps. 4,705

The total deferred income taxes under US GAAP include the corresponding current portion as of December 31, 2003 and December 31, 2002 of Ps. 1,649 and Ps. 1,464, respectively.

The changes in the balance of the deferred income taxes for the year under US GAAP are as follows:

	2003	2002

Balance at beginning of the year	Ps. 4,705	Ps. 5,255
Panamco acquisition effect	(934)	-
Financial instruments	(127)	-
Provision for the year	246	(209)
Change in the statutory income tax rate	(68)	(282)
Cumulative translation adjustment	102	(69)
Inflation adjustment	43	10

Balance at end of the year	3,967	4,705

Reconciliation of Deferred Employee Profit Sharing	2003	2002

Deferred employee profit sharing under Mexican GAAP	Ps. -	Ps. (8)
US GAAP adjustments:
Allowance for doubtful accounts	(9)	(29)
Inventories	502	430
Prepaid expenses	21	10
Properties, plant and equipment	1,292	1,362
Capitalization of interest expense	41	43
Deferred charges	(34)	3
Pension plan	(72)	(54)
Seniority premiums	(13)	(10)
Medical services	(15)	(11)
Other reserves	(111)	(42)

Total adjustments	1,602	1,702

Deferred employee profit sharing under US GAAP	Ps. 1,602	Ps. 1,694

The changes in the balance of the deferred employee profit sharing for the year under US GAAP are as follows:

	2003	2002

Balance at beginning of the year	Ps. 1,694	Ps. 1,650
Panamco acquisition effect	37	-
Provision for the year	(129)	45
Inflation adjustment	-	(1)

Balance at end of the year	Ps. 1,602	Ps. 1,694

j) Pension Plan:

Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3, “Obligaciones Laborales” (Labor Obligations), which is substantially the same as US GAAP SFAS No. 87, “Employers’ Accounting for Pensions”, except for the initial year of application of both bulletins, which generates a difference in the unamortized prior service costs and in the amortization expense.

Under Mexican GAAP and US GAAP, there is no difference in the liabilities for seniority premiums and postretirement medical benefits.

The Company has prepared a study of pension costs under US GAAP based on actuarial calculations using the same assumptions applied under Mexican GAAP (see Note 15).

The required disclosures under SFAS No. 87 are as follows:

Net Pension Cost	2003	2002	2001

Service cost	Ps. 87	Ps. 75	Ps. 66
Interest cost	160	134	122
Actual return on pension plan funds	(103)	(97)	(95)
Net amortization and deferral	37	33	37

Net pension cost under US GAAP	181	145	130
Net pension cost recorded under Mexican GAAP	163	129	104

Additional expense that must be recognized under US GAAP	Ps. 18	Ps. 16	Ps. 26

Pension Liability	2003	2002

Projected benefit obligation	Ps. 3,278	Ps. 2,589
Pension plan funds at fair value	(1,671)	(1,644)

Unfunded projected benefit obligation	1,607	945
Unrecognized net transition obligation	(648)	(403)

Total unfunded accrued pension liability under US GAAP	959	542
Total unfunded accrued pension liability under Mexican GAAP	1,006	609

Liability that must be canceled under US GAAP	Ps. (47)	Ps. (67)

Change in Projected Benefit Obligation	2003	2002

Obligation at the beginning of the year	Ps. 2,589	Ps. 2,321
Panamco acquisition	447	-
Service cost	87	75
Interest cost	160	134
Actuarial loss	182	174
Benefits paid on pension plan funds	(187)	(115)

Obligation at the end of the year	Ps. 3,278	Ps. 2,589

Change in Pension Plan Funds	2003	2002

Balance at the beginning of the year	Ps. 1,644	Ps. 1,620
Panamco acquisition	164	-
Actual return on plan assets in real terms	103	97
Actuarial loss	(136)	(23)
Employee contribution	83	65
Benefits paid on pension plan funds	(187)	(115)

Balance at the end of the year	Ps. 1,671	Ps. 1,644

k) Minority Interest:

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet.

Under US GAAP, this item must be excluded from consolidated stockholders’ equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is excluded from consolidated net income.

The US GAAP adjustments shown in Note 26 a) and b) are calculated on a consolidated basis. Therefore, the minority interest effect is presented as a separate line item, in order to obtain net income and stockholders’ equity.

The minority interest in US GAAP adjustments is as follows:

Income Statement	2003	2002	2001

Restatement of imported machinery and equipment	Ps. 4	Ps. 19	Ps. 13
Capitalization of the integral result of financing	13	10	-
Financial instruments	(33)	10	-
Deferred income taxes	(64)	(107)	42
Deferred employee profit sharing	(19)	49	32
Goodwill	-	(19)	-
Pension plan cost	2	3	3
Deferred promotional expense	54	5	-

	Ps. (43)	Ps. (30)	Ps. 90

Stockholders’ Equity	2003	2002

Restatement of imported machinery and equipment	Ps. 61	Ps. (221)
Capitalization of the integral result of financing	(156)	(165)
Financial instruments	68	12
Deferred income taxes	(10)	131
Deferred employee profit sharing	484	462
Goodwill	(21)	(19)
Accumulated pension plan liability	(3)	(4)
Deferred promotional expense	60	5

	Ps. 483	Ps. 201

l) Acquisition of Minority Interest:

In accordance with Mexican GAAP, the Company applied the entity theory to the acquisition of the minority interest by FEMSA in May 1998, through an exchange offer. Accordingly, no goodwill was created as a result of such acquisition and the difference between the book value of the shares acquired by FEMSA and the FEMSA shares exchanged was recorded as additional paid-in capital. The direct out-of-pocket costs identified with the purchase of minority interest are treated as an additional purchase cost and included in other expenses.

In accordance with US GAAP, the acquisition of a minority interest must be accounted under the purchase method, using the market value of shares received by FEMSA in the Exchange Offer to determine the cost of the acquisition of such minority interest and the related goodwill. Until December 2001, goodwill was amortized over a period of 40 years, and beginning 2002, in accordance with SFAS No. 142 (see Note 25 e), goodwill is no longer amortizable. Under US GAAP, the direct out-of-pocket costs identified with the purchase of minority interest are treated as additional goodwill.

Additionally, SFAS No. 142 requires the allocation of all goodwill to the related reporting units. The allocation of the goodwill generated by the previously mentioned acquisition of minority interest is as follows:

FEMSA Cerveza	Ps. 7,945
Coca-Cola FEMSA	4,051
FEMSA Empaques	1,954
FEMSA Comercio	925

Ps. 14,875

m) Statement of Cash Flows:

Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Estado de Cambios en la Situación Financiera” (Statement of Changes in Financial Position), which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with US GAAP, the Company follows SFAS No. 95, “Statement of Cash Flows,” which is presented excluding the effects of inflation (see Note 25 n).

n) Summarized Financial Information under US GAAP:

Consolidated Balance Sheets	2003	2002

Current assets	Ps.19,999	Ps.24,434
Properties, plant and equipment	42,884	32,663
Other assets	56,613	21,591

Total assets	119,496	78,688

Current liabilities	19,220	14,142
Long-term liabilities	35,160	11,308
Other liabilities	5,789	5,019

Total liabilities	60,169	30,469
Minority interest in consolidated subsidiaries	17,215	9,986
Stockholders’ equity	42,112	38,233

Total liabilities and stockholders’ equity	Ps.119,496	Ps.78,688

Consolidated Income Statements	2003	2002	2001

Total revenues	Ps. 75,891	Ps. 55,048	Ps. 54,815
Income from operations	11,672	8,810	8,167
Income before income tax and tax on assets	7,705	8,045	7,745
Income tax and tax on assets	2,826	2,963	2,741

Income before change in accounting principle	4,879	5,082	5,004
Change in accounting principle	-	-	(54)

Income before minority interest	4,879	5,082	4,950
Minority interest in results of consolidated subsidiaries	1,608	1,876	1,645

Net income	3,271	3,206	3,305
Cumulative translation adjustment	(52)	(388)	(459)
Cumulative result of holding non-monetary assets	(259)	(463)	(919)
Financial instruments	(386)	-	-

Other comprehensive income	(697)	(851)	(1,378)

Comprehensive income	Ps. 2,574	Ps. 2,355	Ps. 1,927

Net income per Series “B” share (constant pesos):
Before change in accounting principle	Ps.0.551	Ps.0.540	Ps.0.552
After change in accounting principle	0.551	0.540	0.557
Net income per Series “D” share (constant pesos):
Before change in accounting principle	0.689	0.675	0.686
After change in accounting principle	0.689	0.675	0.696

Consolidated Cash Flows (1)	2003	2002	2001

Consolidated net income	Ps. 4,879	Ps. 4,726	Ps. 4,372
Non-cash items	5,565	4,128	4,321

Gross operating cash flows	10,444	8,854	8,693

Working capital investment	(1,350)	355	(107)
Recoverable taxes, net	(238)	(225)	641
Interest payable	119	(1)	(36)
Labor obligations	(54)	(101)	(87)

Net cash flows from operating activities	8,921	8,882	9,104

Investment in:
Shares	(66)	(3)	77
Properties, plant and equipment	(7,173)	(5,299)	(4,658)
Panamco acquisition	(22,313)	-	-
Other assets	(165)	(97)	71

Net cash flows used in investing activities	(29,717)	(5,399)	(4,510)

Bank loans	13,686	4,493	10
Capital stock	-	-	(6)
Dividends declared and paid	(1,043)	(1,095)	(1,101)
Other financial transactions	643	480	(291)

Net cash flows used in financing activities	13,286	3,878	(1,388)
Effect of exchange rate changes on cash	-	54	(25)

Net increase in cash and cash equivalents	(7,510)	7,415	3,181
Cash received in acquisition of Panamco	633	-	-
Cash and cash equivalents at the beginning of the year	14,610	7,195	4,014

Cash and cash equivalents at the end of the year	Ps.7,733	Ps.14,610	Ps.7,195

Supplemental cash flows information:
Interest paid	Ps. 1,647	Ps. 364	Ps. 418
Income tax and tax on assets paid	2,995	3,629	2,007

(1)	Expressed in millions of historical Mexican pesos.

Consolidated Statements of Changes in Stockholders’ Equity	2003	2002

Stockholders’ equity at the beginning of the year	Ps. 38,233	Ps. 36,597
Dividends declared and paid	(408)	(719)
Capital contribution by The Coca-Cola Company	1,713	-
Financial instruments	(386)	-
Cumulative translation adjustment	(52)	(388)
Result of holding non-monetary assets	(259)	(463)
Net income for the year	3,271	3,206

Stockholders’ equity at the end of the year	Ps. 42,112	Ps. 38,233

Note 26. Reconciliation of Mexican GAAP to US GAAP.

a) Reconciliation of Net Income for the Year:

	2003	2002	2001

Net majority income under Mexican GAAP	Ps. 3,093	Ps. 2,947	Ps. 3,547
US GAAP adjustments:
Restatement of prior year financial statements (see Note 25 a)	-	3	158
Deferred promotional expenses (see Note 25 c)	(101)	(10)	-
Start-up expenses (see Note 25 d)	(27)	(24)	(18)
Intangible assets and goodwill (see Note 25 e)	14	-	-
Restatement of imported machinery and equipment (see Note 25 f)	(73)	(117)	(101)
Capitalization of the integral result of financing (see Note 25 g)	(24)	(40)	(11)
Financial instruments (see Note 25 h)	136	(2)	-
Deferred income taxes (see Note 25 i)	178	491	65
Deferred employee profit sharing (see Note 25 i)	137	(53)	3
Pension plan (see Note 25 j)	(18)	(16)	(26)
Minority interest (see Note 25 k)	(43)	(30)	90
Acquisition of minority interest (see Note 25 l)	-	57	(402)

Total Adjustments	179	259	(242)

Net income under US GAAP	Ps. 3,271	Ps. 3,206	Ps. 3,305

Under US GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, intangible assets and goodwill and pension plan liabilities, which are non-monetary.

b) Reconciliation of Stockholders’ Equity:

	2003	2002

Majority stockholders’ equity under Mexican GAAP	Ps. 28,400	Ps. 24,024
US GAAP adjustments:
Restatement of prior year financial statements (see Note 25 a)	-	(122)
Deferred promotional expense (see Note 25 c)	(111)	(10)
Start-up expenses (see Note 25 d)	(114)	(87)
Intangible assets and goodwill (see Note 25 e)	71	57
Restatement of imported machinery and equipment (see Note 25 f)	223	1,220
Capitalization of the integral result of financing (see Note 25 g)	482	506
Financial instruments (see Note 25 h)	(252)	(2)
Deferred income taxes (see Note 25 i)	(126)	(530)
Deferred employee profit sharing (see Note 25 i)	(1,602)	(1,702)
Pension plan (see Note 25 j)	47	67
Minority interest (see Note 25 k)	483	201
Acquisition of minority interest (see Note 25 l)	14,611	14,611

Total Adjustments	13,712	14,209

Stockholders’ equity under US GAAP	Ps. 42,112	Ps. 38,233

c) Reconciliation of Comprehensive Income:

	2003	2002	2001

Majority comprehensive income under Mexican GAAP	Ps. 3,071	Ps. 1,619	Ps. 2,999
US GAAP adjustments:
Net income (see Note 26 a)	179	259	(242)
Financial Instruments	(386)	-	-
Translation adjustment	123	(370)	(520)
Result of holding non-monetary assets	(413)	(153)	(310)

Comprehensive income under US GAAP	Ps.2,574	Ps.2,355	Ps.1,927

Note 27. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a) In Mexican GAAP:

  Bulletin C-15, “Deterioro en el Valor de los Activos de Larga Duración y su Disposición” (Impairment of the Value of Long-Lived Assets and Their Disposal) (“C-15”):
  In March 2003, the Instituto Mexicano de Contadores Públicos (“IMCP”) issued Bulletin C-15, whose application is mandatory for financial statements of years beginning on or after January 1, 2004, although early application is encouraged. C-15 establishes, among others, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. The accounting principles issued prior to this new bulletin used future net cash flows, without requiring the discounting of such cash flows. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

  Bulletin C-12, “Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos” (Financial Instruments with Characteristics of Debt, Equity or Both)(“C-12”):
  In April 2003, the IMCP issued Bulletin C-12, whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-12 establishes the more significant differences between debt and equity, as the basis for the development of the criteria necessary to appropriately identify, classify and record, upon initial recognition, the debt and equity components of compound financial instruments. This new pronouncement is similar to the SFAS No. 150, “Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity” of US GAAP. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations. This new pronouncement is similar to the SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” of US GAAP.

b) In US GAAP:

  SFAS No 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”):
  In April 2003 the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The new standard will be effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively.

  The provisions of this Statement that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

  FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”):
  In January 2003, the FASB issued FIN 46. FIN 46 clarified the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all variable interests held by the Company in a variable interest entity created after January 31, 2003. For a variable interest held by the Company in a variable interest entity created before February 1, 2003, the Company will be required to apply the provisions of FIN 46 as of December 31, 2004. The Company does not currently have any variable interests in a variable interest entity.

Note 28. Unaudited Supplemental Pro Forma Information.

The unaudited pro forma financial information presents the results for the years ended December 31, 2003 and 2002, as if the acquisition of Panamco had occurred at the beginning of the respective periods. Such information has been prepared for comparative purposes only.

These pro forma results have been prepared on the basis of Mexican GAAP, and accordingly, they include restatement for the effects of inflation as required by Mexican GAAP. These pro forma results include certain adjustments to conform Panamco’s previous accounting policies and estimates with those of the Company including such items as depreciation rates, accounting for bottles and cases, useful lives of refrigerators, as well as the increased integral result of financing on acquisition debt. The corresponding income tax effects have also been considered.

The pro forma amounts do not reflect any operating efficiencies and cost savings that the Company believes are achievable.

	2003	2002

Net sales	Ps. 83,821	Ps. 80,628
Total revenues	84,168	80,951
Net income	5,091	5,661
Majority net income	3,291	3,345
Minority net income	1,800	2,316
Earnings per share (pesos)	1.202	1.222

The pro forma results are not necessarily indicative either of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods or of future results.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
Femsa Comercio, S.A. de C.V.

We have audited the consolidated balance sheets of Femsa Comercio, S.A. de C.V. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years of the period ended December 31, 2003 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Femsa Comercio, S.A. de C.V. and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations, the changes in their stockholders’ equity and the changes in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico, which differ in certain significant respects from accounting principles generally accepted in the United States of America, as described in Note 20 to the consolidated financial statements.

Mancera, S. C. A Member Practice of Ernst & Young Global. /s/ Roberto Rodríguez Castañeda C.P.C. Roberto Rodríguez Castañeda

San Pedro Garza García, N.L.
January 28, 2004

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
Femsa Empaques, S.A. de C.V.

We have audited the consolidated balance sheet of Femsa Empaques, S.A. de C.V. and Subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Femsa Empaques, S.A. de C.V. and Subsidiaries at December 31, 2003, and the consolidated results of their operations, the changes in their stockholders’ equity and the changes in their financial position for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico, which differ in certain significant respects from accounting principles generally accepted in the United States of America, as described in Note 20 to the consolidated financial statements.

Mancera, S. C. A Member Practice of Ernst & Young Global. /s/ Victor Soulé García C.P.C. Victor Soulé García

San Pedro Garza García, N.L.
January 28, 2004

SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 7, 2004

FOMENTO ECONÓMICO MEXICANO, S.A. de C.V.

By:	/s/ Federico Reyes Federico Reyes Executive Vice President of Finance and Corporate Development