Form 20-F
period 2004-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2005-04-08
CIK 1061736

As filed with the Securities and Exchange Commission on April 8, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number 1-14814

Fomento Económico Mexicano, S.A. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s Name into English)

United Mexican States

(Jurisdiction of Incorporation or Organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, NL 64410 Mexico

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004 was:

639,892,590	BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value. The BD Units represent a total of 639,892,590 Series B Shares, 1,279,785,180 Series D-B Shares and 1,279,785,180 Series D-L Shares.

419,569,500	B Units, each consisting of five Series B Shares without par value. The B Units represent a total of 2,097,847,500 Series B Shares.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes            ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17            ☒  Item 18

i

ii

INTRODUCTION

References

The terms “FEMSA,” “our company,” “we,” “us” and “our,” are used in this annual report to refer to Fomento Económico Mexicano, S.A. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. We refer to our subsidiary Coca-Cola FEMSA, S.A. de C.V., as “Coca-Cola FEMSA,” our subsidiary FEMSA Cerveza, S.A. de C.V., as “FEMSA Cerveza,” and our subsidiary FEMSA Comercio, S.A. de C.V., as “FEMSA Comercio.”

References to “U.S. dollars,” “US$” or “$” are to the lawful currency of the United States. References to “Mexican pesos” or “Ps.” are to the lawful currency of the United Mexican States, or Mexico.

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, these U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 11.146 to US$ 1.00, the exchange rate quoted by dealers to FEMSA for the settlement of obligations in foreign currencies on December 31, 2004. On December 31, 2004, the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York was Ps. 11.154 to US$ 1.00. On March 31, 2005, the noon buying rate was Ps. 11.177 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since 2000.

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

Forward-Looking Information

This annual report contains words, such as “believe,” “expect” and “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including but not limited to effects on our company from changes in our relationship with or among our affiliated companies, movements in the prices of raw materials, competition, significant developments in Mexico or international economic or political situations or changes in our regulatory environment. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ITEMS 1-2.	NOT APPLICABLE

ITEM 3.	KEY INFORMATION

Selected Consolidated Financial Data

This annual report includes, under Item 18, our audited consolidated balance sheets as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2004, 2003 and 2002. Our audited consolidated financial statements are prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP. Mexican GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP.

Notes 26 and 27 to our audited consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our company, together with a reconciliation to U.S. GAAP of net income and stockholders’ equity. As announced on February 25, 2005 and as described in note 26 (a), the reconciliation to U.S. GAAP as of December 31, 2003 and for the two years ended December 31, 2003 have been restated to present our subsidiary Coca-Cola FEMSA under the equity method for U.S. GAAP purposes, due to the rights of The Coca-Cola Company as a minority shareholder in Coca-Cola FEMSA. In addition, all financial information under U.S. GAAP in this annual report presented for years prior to 2004 has been restated to reflect the presentation of Coca-Cola FEMSA under the equity method rather than as a consolidated subsidiary. Previously, we presented Coca-Cola FEMSA as a consolidated subsidiary for purposes of both Mexican GAAP and U.S. GAAP. The restatement does not affect net income or stockholders’ equity under U.S. GAAP for the relevant periods. We continue to present Coca-Cola FEMSA as a consolidated subsidiary for purposes of Mexican GAAP.

The effects of inflation accounting under Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP. See note 26 to our audited consolidated financial statements.

Our subsidiary, Coca-Cola FEMSA acquired Corporación Interamericana de Bebidas, S.A. de C.V., known at the time of acquisition as Panamerican Beverages, Inc. and which we refer to as Panamco, on May 6, 2003. Panamco is included in our audited consolidated financial statements since May 2003 but is not included prior to this date. As a result, our consolidated financial information for the three years ended December 31, 2004 is not comparable.

The following table presents selected financial information of our company. This information should be read in conjunction with, and is qualified in its entirety by, our audited consolidated financial statements and the notes to those statements. The selected financial information is presented on a consolidated basis and is not necessarily indicative of our financial position or results of operations at or for any future date or period.

	Selected Consolidated Financial Information Year Ended December 31,
	2004(1)	2004		2003		2002		2001		2000
	(in millions of U.S. dollars and millions of Mexican pesos at December 31, 2004, except for per share data, the weighted average number of shares outstanding and percentages)
Income Statement Data:
Mexican GAAP:
Total revenues	$8,430		Ps.93,956		Ps.80,154		Ps.57,997		Ps.55,137		Ps.52,702
Income from operations	1,233		13,738		12,640		10,200		9,244		8,291
Taxes(2)	215		2,395		3,584		3,960		3,228		2,750
Change in accounting principle	—		—		—		—		(32)		—
Consolidated net income	830		9,249		4,925		5,040		5,480		4,202
Net majority income	523		5,831		3,302		3,100		3,728		3,014
Net minority income	307		3,418		1,623		1,940		1,752		1,188
Net majority income:(3)
Per Series B Share	0.09		0.98		0.56		0.52		0.63		0.50
Per Series D Share	0.11		1.23		0.70		0.65		0.78		0.63
Weighted average number of shares outstanding (in millions):
Series B Shares	2,737.7		2,737.7		2,737.7		2,737.7		2,737.8		2,745.8
Series D Shares	2,559.6		2,559.6		2,559.6		2,559.6		2,559.8		2,591.8
Allocation of earnings:
Series B Shares	46.11%		46.11%		46.11%		46.11%		46.11%		45.85%
Series D Shares	53.89%		53.89%		53.89%		53.89%		53.89%		54.15%

U.S. GAAP:
Total revenues	$4,468	Ps.	49,802	Ps.	44,618	Ps.	40,270	Ps.	38,757	Ps.	36,293
Income from operations	483		5,388		4,821		4,966		4,116		3,925
Participation in Coca-Cola FEMSA’s earnings(4)	236		2,632		1,132		1,408		1,284		861
Change in accounting principle	—		—		—		—		(25)		—
Net minority income	42		469		384		621		498		435
Net income	591		6,588		3,441		3,372		3,476		2,812
Net income:(3)
Per Series B Share	0.10		1.11		0.58		0.57		0.59		0.47
Per Series D Share	0.12		1.39		0.72		0.71		0.73		0.59

Balance Sheet Data:
Mexican GAAP:
Total assets	$10,827	Ps.	120,677	Ps.	111,653	Ps.	65,875	Ps.	56,008	Ps.	52,667
Current liabilities	2,108		23,495		17,897		12,946		9,408		9,203
Long-term debt(5)	3,255		36,285		35,171		10,721		7,784		8,421
Other long-term liabilities	795		8,852		9,913		6,155		5,835		5,883
Capital stock	400		4,463		4,463		4,463		4,463		4,470
Total stockholders’ equity	4,669		52,045		48,672		36,053		32,981		29,160
Majority interest	3,169		35,324		30,078		25,258		23,235		20,507
Minority interest	1,500		16,721		18,594		10,795		9,746		8,653

U.S. GAAP:
Total assets	$7,448	Ps.	83,020	Ps.	72,450	Ps.	70,011	Ps.	61,806	Ps.	61,286
Current liabilities	1,367		15,236		10,445		12,221		8,735		8,835
Long-term debt(5)	1,307		14,570		7,479		7,254		5,722		4,902
Other long-term liabilities	279		3,112		4,956		4,605		3,481		5,201
Minority interest	4		50		5,349		5,714		5,372		5,285
Capital stock	400		4,463		4,463		4,463		4,463		4,470
Stockholders’ equity	4,491		50,052		44,221		40,217		38,496		37,063

Other information:
Mexican GAAP:
Depreciation(6)	$337	Ps.	3,751	Ps.	3,319	Ps.	2,638	Ps.	2,548	Ps.	2,685
Capital expenditures(7)	619		6,902		7,139		6,077		5,816		5,010
Operating margin(8)	14.6%		14.6%		15.8%		17.6%		16.8%		15.7%

U.S. GAAP:
Depreciation	$163	Ps.	1,817	Ps.	2,099	Ps.	1,762	Ps.	1,614	Ps.	1,588
Operating margin(8)	10.8%		10.8%		10.8%		12.3%		10.6%		10.8%

(footnotes on next page)

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 11.146 to US$ 1.00 solely for the convenience of the reader.
(2)	Includes income tax, tax on assets and employee profit sharing.
(3)	The net income (after changes in accounting principles) per Series B Share and per Series D Share was calculated in accordance with Bulletin B-14 of Mexican GAAP, which is similar to Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings per share” of U.S. GAAP.
(4)	Coca-Cola FEMSA is included under the equity method for U.S. GAAP, as discussed in note 26 (a) to our audited consolidated financial statements.
(5)	Includes long-term debt minus the current portion of long-term debt.
(6)	Includes bottle breakage for Coca-Cola FEMSA.
(7)	Includes investments in property, plant and equipment, intangible and other assets.
(8)	Operating margin is calculated by dividing income from operations by total revenues.

Dividends

We have historically paid dividends per BD Unit (including in the form of ADSs) approximately equal to or greater than 1% of the market price on the date of declaration, subject to changes in our results of operations and financing position, including due to extraordinary economic events and to the factors described in “Risk Factors” that affect our financial situation and liquidity. These factors may affect whether or not dividends are declared and the amount of such dividends. We do not expect to be subject to any contractual restrictions on our ability to pay dividends, although our subsidiaries may be subject to such restrictions. However, the bridge loans incurred in connection with our acquisition in 2004 of the 30% interest in FEMSA Cerveza previously held by affiliates of InBev S.A., or InBev, restrict the payment of dividends in excess of US$ 60 million prior to their maturity date in August 2005. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing for InBev Transactions.” Because we are a holding company with no significant operations of our own, we will have distributable profits and cash to pay dividends only to the extent that we receive dividends from our subsidiaries. Accordingly, we cannot assure you that we will pay dividends or as to the amount of any dividends.

The following table sets forth for each year the nominal amount of dividends per share that we declared in Mexican pesos and the U.S. dollar amounts that were actually paid on each of the respective payment dates for the 2000 to 2004 fiscal years:

Date Dividend Paid	Fiscal Year with Respect to which Dividend was Declared	Aggregate Amount of Dividend Declared(1)	Per Series B Share Dividend	Per Series B Share Dividend		Per Series D Share Dividend		Per Series D Share Dividend
		(in nominal Mexican pesos)	(in nominal Mexican pesos)	(in U.S. dollars)		(in nominal Mexican pesos)		(in U.S. dollars)
May 21, 2001	2000	Ps.435,790,703	Ps.0.0734	$0.0082			Ps.0.091700	$0.0103
May 31, 2002	2001	Ps.664,966,740	Ps.0.1120	$0.0116			Ps.0.140000	$0.0145
May 30, 2003	2002	Ps.397,792,604	Ps.0.0670	$0.0065			Ps.0.083750	$0.0081
May 31, 2004	2003	Ps.531,379,672	Ps.0.0895	$0.0078			Ps.0.111875	$0.0098
March 10, 2005(2)	2004	Ps.660,000,000	Ps.0.1112	$—	(3)	Ps.	0.138954	$—	(3)

(1)	The aggregate amount of dividend declared is determined by the per series dividend amount multiplied by 2,737,740,090 Series B Shares and 2,559,570,360 Series D Shares, the number of shares outstanding at the date each dividend is declared.
(2)	Date of dividend declaration because dividends for 2004 have not been paid as of the date of this annual report.
(3)	Because dividends for 2004 have not been paid as of the date of this annual report, the U.S. dollar per share amount has not been determined.

At the annual ordinary general shareholders meeting, the board of directors submits the financial statements of our company for the previous fiscal year, together with a report thereon by the board of directors and the report of the statutory examiner. Once the holders of Series B Shares have approved the financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our paid in capital stock. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to our shareholders. Dividends may only be paid if net profits are sufficient to offset losses from prior fiscal years.

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

Subject to certain exceptions contained in the deposit agreement dated February 11, 2004, among FEMSA, The Bank of New York, as ADS depositary, and holders and beneficial owners from time to time of our American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, any dividends distributed to holders of our ADSs will be paid to the ADS depositary in Mexican pesos and will be converted by the ADS depositary into U.S. dollars. As a result, restrictions on conversion of Mexican pesos into foreign currencies and exchange rate fluctuations may affect the ability of holders of our ADSs to receive U.S. dollars and the U.S. dollar amount actually received by holders of our ADSs. Although the Mexican government does not currently restrict the ability of Mexican and foreign persons or entities to convert Mexican pesos to U.S. dollars or other currencies or to transfer other currencies out of Mexico, we cannot give any assurance that the Mexican government will not institute a restrictive exchange control policy in the future.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rates of the Federal Reserve Bank of New York, expressed in Mexican pesos per U.S. dollar. We calculated the average rate by using the average of the exchange rates on the last day of each month during the period. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

	Exchange Rate
	High		Low		Average		Period End
2000	Ps.	10.08	Ps.	9.17	Ps.	9.46	Ps.	9.62
2001		9.97		8.97		9.34		9.16
2002		10.45		9.00		9.67		10.37
2003		11.38		10.12		10.80		11.23
2004		11.67		10.81		11.29		11.15

2004:
October		11.54		11.23		11.40		11.54
November		11.54		11.22		11.37		11.22
December		11.34		11.10		11.20		11.15

2005:
January		11.38		11.16		11.26		11.19
February		11.20		11.07		11.13		11.09
March		11.33		10.98		11.16		11.18

Source:	Bloomberg. Noon buying rate per U.S. dollar expressed in Mexican pesos per U.S. dollar.

The noon buying rate per U.S. dollar on March 31, 2005 was Ps. 11.177.

Mexico has a free foreign exchange market and, since December 1994, the Mexican government has not intervened to maintain the value of the Mexican peso against the U.S. dollar. The Mexican peso declined in 1998 as foreign exchange markets experienced volatility as a result of the financial crises in Asia and Russia and the financial turmoil in countries such as Brazil and Venezuela. The Mexican peso remained relatively stable from 1999 until the fall of 2001. In late 2001 and early 2002, the Mexican peso appreciated considerably against the U.S. dollar and, more strongly, against other foreign currencies. From the second quarter of 2002 and until the end of 2003, the Mexican peso depreciated in value. The Mexican peso remained relatively stable in 2004 and has appreciated at the end of 2004 and through early March 2005. We can make no assurance that the Mexican government will maintain its current policies with regard to the Mexican peso or that the Mexican peso will not depreciate significantly in the future.

Risk Factors

Risks Related to Our Company

Coca-Cola FEMSA

Coca-Cola FEMSA’s business depends on its relationship with The Coca-Cola Company, and changes in this relationship may adversely affect its results of operations and financial position.

Approximately 94% of Coca-Cola FEMSA’s sales volume in 2004 was derived from sales of Coca-Cola trademark beverages. Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages through standard bottler agreements that cover all of Coca-Cola FEMSA’s present territories. Through its rights under the bottler agreements and as a large shareholder, The Coca-Cola Company has the ability to exercise substantial influence over the conduct of Coca-Cola FEMSA’s business.

Under Coca-Cola FEMSA’s bottler agreements, The Coca-Cola Company may unilaterally set the price for its concentrate. Coca-Cola FEMSA prepares a three-year general business plan that is submitted to Coca-Cola FEMSA’s board of directors for approval. The Coca-Cola Company may require that Coca-Cola FEMSA demonstrate its financial ability to meet Coca-Cola FEMSA’s plans and may terminate Coca-Cola FEMSA’s rights to produce, market and distribute soft drinks in territories with respect to which such approval is withheld. The Coca-Cola Company also makes significant contributions to Coca-Cola FEMSA’s marketing expenses although it is not required to contribute a particular amount. In addition, Coca-Cola FEMSA is prohibited from bottling any soft drink product or distributing other beverages without The Coca-Cola Company’s authorization or consent. The Coca-Cola Company has the exclusive right to import and export Coca-Cola trademark beverages to and from Coca-Cola FEMSA’s territories. Coca-Cola FEMSA may not transfer control of the bottler rights of any of its territories without the consent of The Coca-Cola Company.

Coca-Cola FEMSA depends on The Coca-Cola Company to renew its bottler agreements. Two of Coca-Cola FEMSA’s bottler agreements for Mexico, which together were responsible for almost half of its total sales for Mexico in 2004, expire in May 2005, and the remaining two expire in 2013, renewable in each case for 10-year terms. Its bottler agreements for Brazil expired in December 2004, and its bottler agreement for Colombia expires in April 2005. Coca-Cola FEMSA is currently in the process of negotiating renewals of these agreements. Coca-Cola FEMSA’s remaining territories are governed by bottler agreements that expire after 2005 and have similar renewal periods. There can be no assurances that The Coca-Cola Company will decide to renew any of these agreements. In addition, these agreements generally may be terminated in the event that Coca-Cola FEMSA fails to comply with their terms. Non-renewal or termination would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on Coca-Cola FEMSA’s business, financial position, prospects and results of operations.

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business, which may result in Coca-Cola FEMSA taking actions contrary to the interest of its remaining shareholders.

The Coca-Cola Company has significant influence on the conduct of Coca-Cola FEMSA’s business. The Coca-Cola Company indirectly owns 39.6% of Coca-Cola FEMSA’s outstanding capital stock, representing 46.4% of its capital stock with full voting rights. The Coca-Cola Company is entitled to appoint four of Coca-Cola FEMSA’s 18 directors and certain of its executive officers and, except under limited circumstances, has the power to veto all actions requiring approval by Coca-Cola FEMSA’s board of directors. Thus, The Coca-Cola Company has the power to affect the outcome of all actions requiring approval by Coca-Cola FEMSA’s board of directors and, except in certain limited situations, has the power to affect the outcome of all actions requiring approval of Coca-Cola FEMSA’s shareholders. See “Item 10. Additional Information—Material Contracts—Coca-Cola FEMSA—Shareholders Agreement.” The interests of The Coca-Cola Company and Coca-Cola FEMSA’s interests may be different from the interests of Coca-Cola FEMSA’s remaining shareholders, which may result in Coca-Cola FEMSA taking actions contrary to the interest of its remaining shareholders.

Coca-Cola FEMSA has significant transactions with affiliates, particularly The Coca-Cola Company, that create potential conflicts of interest and could result in less favorable terms to Coca-Cola FEMSA.

Coca-Cola FEMSA engages in transactions with subsidiaries of The Coca-Cola Company. Coca-Cola FEMSA has entered into cooperative marketing arrangements with The Coca-Cola Company. Coca-Cola FEMSA is a party to a number of bottler agreements with The Coca-Cola Company and has also entered into a credit agreement with The Coca-Cola Company pursuant to which Coca-Cola FEMSA may borrow up to US$ 250 million for working capital and other general corporate purposes. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and “Item 10. Additional Information—Material Contracts—Coca-Cola FEMSA—Bottler Agreements.” Transactions with affiliates may create the potential for conflicts of interest, which could result in terms less favorable to Coca-Cola FEMSA than could be obtained from an unaffiliated third party.

Coca-Cola FEMSA has significantly increased its leverage as a result of the Panamco acquisition, which may adversely affect Coca-Cola FEMSA’s business.

In connection with the acquisition of Panamco, Coca-Cola FEMSA incurred approximately Ps. 27,720 million of debt (including existing debt of Panamco). Coca-Cola FEMSA’s total indebtedness as of December 31, 2004 was Ps. 24,988 million, consisting of Ps. 21,716 million of long-term debt and Ps. 3,272 million of short-term debt. Coca-Cola FEMSA’s debt level is significantly higher than it had been prior to the acquisition. The increase in debt may reduce the amount of cash otherwise available to Coca-Cola FEMSA to invest in its business or meet its obligations and may prevent it in the future from pursuing acquisitions and other opportunities that may present themselves to Coca-Cola FEMSA or from obtaining additional financing or completing refinancings on terms favorable to Coca-Cola FEMSA.

Competition could adversely affect Coca-Cola FEMSA’s financial performance.

The beverage industry throughout Latin America is highly competitive. Coca-Cola FEMSA faces competition from other bottlers of soft drinks such as Pepsi products and from producers of low cost beverages or “B brands.” Coca-Cola FEMSA also competes against beverages other than soft drinks such as water, fruit juice and sport drinks. Although competitive conditions are different in each of Coca-Cola FEMSA’s territories, Coca-Cola FEMSA competes principally in terms of price, packaging, consumer sale promotions, customer service and non-price retail incentives. There can be no assurances that Coca-Cola FEMSA will be able to avoid lower pricing as a result of competitive pressure. Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on Coca-Cola FEMSA’s financial performance.

Coca-Cola FEMSA’s principal competitor in Mexico is The Pepsi Bottling Group, or PBG. PBG is the largest bottler of Pepsi products worldwide and competes with Coca-Cola trademark beverages. Coca-Cola FEMSA has also experienced stronger competition in Mexico from lower priced soft drinks in larger, multiple serving packaging, resulting in lower average pricing. In Argentina and Brazil, Coca-Cola FEMSA competes with Companhia de Bebidas das Américas, commonly referred to as AmBev, the largest brewer in Latin America, which sells Pepsi products, in addition to a portfolio that includes local brands with flavors such as guaraná and proprietary beers. (In September 2004, AmBev combined with Belgian brewer Interbrew N.V./S.A., which we refer to as Interbrew, to form InBev.) In certain territories, Coca-Cola FEMSA competes with producers of soft drink flavors that have a strong local presence.

Coca-Cola FEMSA may not be able to improve performance in the territories acquired in the Panamco acquisition.

Through the acquisition of Panamco, Coca-Cola FEMSA acquired territories in Mexico as well as in the following countries in which it has not historically conducted operations: Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil. Since the acquisition, Coca-Cola FEMSA has undertaken a number of initiatives to improve profitability and reduce costs in these territories. Many of these territories are characterized by less favorable consumption patterns than those experienced in Mexico, stronger local competitors and challenging political, labor and economic climates. In addition, distribution and marketing practices in these territories differ from Coca-Cola FEMSA’s historical practices. Several of these territories have a lower level of “pre-sale” (a distribution method in which the sales and delivery functions are separated and trucks are loaded with the actual mix of products that retailers have previously ordered) as a percentage of total distribution than Coca-Cola FEMSA was accustomed to having, and product offerings and packaging vary from territory to territory with customer preferences. There can be no assurance that Coca-Cola FEMSA’s initiatives will reduce operating costs or maintain or improve sales in the future, which may adversely affect Coca-Cola FEMSA’s sales growth and operating margins.

A water shortage or a failure to maintain existing concessions could adversely affect Coca-Cola FEMSA’s business.

Water is an essential component of soft drinks. Coca-Cola FEMSA obtains water from various sources in its territories, including springs, wells, rivers and municipal water companies. In Mexico, Coca-Cola FEMSA purchases water from municipal water companies and pumps water from its own wells pursuant to concessions granted by the Mexican government. Coca-Cola FEMSA obtains the vast majority of the water used in its soft drink production in Mexico pursuant to these concessions, which the Mexican government granted based on studies of the existing and projected groundwater supply. Coca-Cola FEMSA’s existing water concessions in Mexico may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from municipal and/or federal water authorities. See “Item 4. Information on the Company—Regulatory Matters—Water Supply Law.” In Coca-Cola FEMSA’s other territories, its existing water supply may not be sufficient to meet its future production needs and the available water supply may be adversely affected by shortages or changes in governmental regulations.

Coca-Cola FEMSA cannot assure you that water will be available in sufficient quantities to meet its future production needs, or that its concessions will not be terminated or prove sufficient to meet its water supply needs.

Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of sales and may adversely affect its results of operations.

Coca-Cola FEMSA’s most significant raw materials are concentrate, which it acquires from companies designated by The Coca-Cola Company, packaging materials and sweeteners. Prices for concentrate are determined by The Coca-Cola Company pursuant to its bottler agreements as a percentage of the weighted average retail price, net of applicable taxes. The prices for Coca-Cola FEMSA’s remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates. Coca-Cola FEMSA is also required to meet all of its supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to Coca-Cola FEMSA. Coca-Cola FEMSA’s sales prices are denominated in the local currency in which it operates, while the prices of certain materials used in the bottling of its products, mainly resin and plastic ingots to make plastic bottles, finished plastic bottles and aluminum cans, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of any country in which it operates, particularly against the Mexican peso. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.”

After concentrate, packaging and sweeteners constitute the largest portion of Coca-Cola FEMSA’s raw material costs. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin and plastic ingots to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices. In Mexico, the prices that Coca-Cola FEMSA paid for resin increased by more than 20% in U.S. dollars in 2004. Sugar prices in all of the countries in which Coca-Cola FEMSA operates other than Brazil are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay in excess of international market prices for sugar. In Mexico, Coca-Cola FEMSA’s sugar prices increased approximately 13% in 2004. In Venezuela, Coca-Cola FEMSA has experienced sugar shortages that have adversely affected its operations. These shortages were due to the inability of the main sugar importers to access foreign currencies as a result of exchange controls in effect in that country.

Coca-Cola FEMSA cannot assure you that its raw material prices will not further increase in the future. Increases in the prices of raw materials will increase Coca-Cola FEMSA’s cost of sales and adversely affect its results of operations.

Taxes on soft drinks could adversely affect Coca-Cola FEMSA’s business.

Coca-Cola FEMSA’s products are subject to excise and value-added taxes in many of the countries in which it operates. The imposition of new taxes or increases in taxes on Coca-Cola FEMSA’s products may have a material adverse effect on its business, financial position, prospects and results of operations. In 2003, Mexico implemented a 20% excise tax on carbonated soft drinks produced with non-sugar sweetener. See “Item 8. Financial Information—Legal Proceedings.” Certain countries in Central America, Argentina and Brazil have also imposed taxes on carbonated soft drinks. See “Item 4. Information on the Company—Coca-Cola FEMSA—Taxation of Soft Drinks.” Coca-Cola FEMSA cannot assure you that any governmental authority in any country where it operates will not impose or increase taxes on its products in the future.

Regulatory developments may adversely affect Coca-Cola FEMSA’s business.

Coca-Cola FEMSA is subject to regulation in each of the territories in which it operates. The principal areas in which Coca-Cola FEMSA is subject to regulation are environment, labor, taxation and antitrust. The adoption of new laws or regulations in the countries in which Coca-Cola FEMSA operates may increase its operating costs or impose restrictions on its operations which, in turn, may adversely affect its financial position, business and results of operations. In particular, environmental standards are becoming more stringent in several of the countries in which Coca-Cola FEMSA operates, and it is in the process of complying with these new standards. Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on Coca-Cola FEMSA’s future results of operations or financial position.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which Coca-Cola FEMSA operates. The imposition of these restrictions in the future may have an adverse effect on its results of operations and financial position. Although Mexican bottlers have been free to set prices for carbonated soft drinks without governmental intervention since January 1996, such prices had been subject to statutory price controls and to voluntary price restraints, which effectively limited Coca-Cola FEMSA’s ability to increase prices in the Mexican market without governmental consent. Coca-Cola FEMSA cannot assure you that governmental authorities in any country where it operates will not impose statutory price controls or voluntary price restraints in the future.

Coca-Cola FEMSA’s operations have from time to time been subject to investigations and proceedings by antitrust authorities and litigation relating to alleged anticompetitive practices. Coca-Cola FEMSA cannot assure you that these investigations and proceedings will not have an adverse effect on its results of operations or financial position.

FEMSA Cerveza

Unfavorable economic conditions in Mexico or the United States may adversely affect FEMSA Cerveza’s business.

Demand for the products of FEMSA Cerveza may be affected by economic conditions in Mexico or the United States. In particular, demand in northern Mexico, where there are a large number of border towns, may be disproportionately affected by the performance of the United States’ economy. In addition, FEMSA Cerveza’s exports to the United States may be affected by reduced demand from the United States or from a reduction in prices by its competitors. Any depreciation of the Mexican peso may negatively affect its results of operations because a significant portion of its costs and expenses are denominated in, or determined by reference to, the U.S. dollar.

Uncertainty in commodity prices of raw materials used by FEMSA Cerveza may result in increased costs and adversely affect its results of operations.

FEMSA Cerveza purchases a number of commodities for the production of its products (principally aluminum, barley, malt and hops) from Mexican producers and in the international market. The prices of such commodities can fluctuate and are determined by global supply and demand and other factors, including changes in exchange rates, over which FEMSA Cerveza has no control. Market prices for aluminum increased by approximately 20% in 2004. Because aluminum prices are denominated in U.S. dollars, an appreciation of the U.S. dollar against the Mexican peso would increase the cost to FEMSA Cerveza as a percentage of net sales, as its sales are generally in Mexican pesos. There can be no assurance that FEMSA Cerveza will be able to recover increases in the cost of raw materials. See “Item 4. Information on the Company—FEMSA Cerveza—Raw Materials.” An increase in raw materials costs would adversely affect its results of operations.

FEMSA Cerveza’s new United States distribution arrangements may adversely affect sales of its beer brands in the United States.

On January 1, 2005, Heineken USA Inc., or Heineken USA, replaced Labatt USA LLC and Latrobe Brewing Company LLC, which we refer to collectively as Labatt USA, as the exclusive importer, marketer and distributor of FEMSA Cerveza’s beer brands in the United States. Accordingly, FEMSA Cerveza’s exports to the United States during the three-year term of the distributor agreement will depend to a significant extent on Heineken USA’s performance under this agreement. Heineken USA has no prior experience importing, marketing or distributing FEMSA Cerveza’s beer brands. We cannot assure that Heineken USA will be able to maintain or increase sales of FEMSA Cerveza’s beer brands in the United States or that, upon expiration of the agreement, FEMSA Cerveza will be able to renew the agreement or enter into a substitute arrangement on comparable terms.

FEMSA Cerveza’s sales in the Mexican market depend on its ability to compete with Grupo Modelo.

FEMSA Cerveza faces competition in the Mexican beer market from Grupo Modelo, S.A. de C.V., or Grupo Modelo. FEMSA Cerveza’s ability to compete successfully in the Mexican beer market will have a significant impact on its Mexican sales. See “Item 4. Information on the Company—FEMSA Cerveza—The Mexican Beer Market.”

Competition from imports in the Mexican beer market is increasing and may adversely affect FEMSA Cerveza’s business.

Imports do not currently constitute a significant portion of the Mexican beer market and represented only 1.8% of the Mexican beer market in terms of sales volume in 2004. Under the North American Free Trade Agreement, or NAFTA, the tariffs applicable to beers imported from the United States and Canada were eliminated in January 2001. Increased import competition, however, could result from a change in consumer preferences in Mexico and could lead to greater competition in general. We cannot assure that such a trend would not adversely affect FEMSA Cerveza’s business, financial position and results of operations. See “Item 4. Information on the Company—FEMSA Cerveza—The Mexican Beer Market.”

Regulatory developments in Mexico could adversely affect FEMSA Cerveza’s business.

FEMSA Cerveza’s business is subject to a variety of different Mexican government regulations, both federal and local, and may be affected by changes in law, regulation or regulatory policy. Actions of Mexican federal and local authorities, in particular, changes in governmental policy with respect to excise and value-added tax laws or cold beer regulation and governmental actions relating to the beer industry practice of “tied-customer arrangements,” which are agreements with retailers to sell and promote a beer producer’s products, may have a material adverse effect on FEMSA Cerveza’s business, financial position and results of operations.

Federal regulation of beer consumption in Mexico is primarily effected through a 25% excise tax and a 15% value-added tax. Currently, we do not anticipate an increase in these taxes, but federal regulation relating to excise taxes may change in the future, resulting in an increase or decrease in the tax. Local regulations are primarily effected through the issuance of licenses authorizing retailers to sell alcoholic beverages. Other regulations affecting beer consumption in Mexico vary according to local jurisdictions and include limitations on the hours during which restaurants, bars and other retail outlets are allowed to sell beer. See “Item 4. Information on the Company—FEMSA Cerveza—The Mexican Beer Market.”

A water supply shortage could adversely affect FEMSA Cerveza’s business.

FEMSA Cerveza purchases water from Mexican government entities and obtains pump water from its own wells pursuant to concessions granted by the Mexican government.

FEMSA Cerveza believes that its water concessions will satisfy its current and future water requirements. We cannot assure, however, that isolated periods of adverse weather will not affect FEMSA Cerveza’s supply of water to meet its future production needs in any given period, or that its concessions will not be terminated or will be renewed by the Mexican government. Any of these events or actions may adversely affect FEMSA Cerveza’s business, financial position and results of operations.

FEMSA Comercio

Competition from other retailers in Mexico could adversely affect FEMSA Comercio’s business.

The Mexican retail sector is highly competitive. FEMSA participates in the retail sector primarily through FEMSA Comercio. FEMSA Comercio’s Oxxo convenience stores face competition on a regional basis from 7-Eleven, Super Extra, AM/PM and Circle K stores. In particular, the Super Extra chain is owned and managed by Grupo Modelo, our main competitor in the Mexican beer market, and since 2003 Super Extra has aggressively expanded the number of its stores. Oxxo convenience stores also face competition from numerous small chains of retailers across Mexico. We cannot assure that FEMSA Comercio’s results of operations and financial position will not be adversely affected by an increase in competition.

Sales of Oxxo convenience stores may be adversely affected by changes in economic conditions in Mexico.

Convenience stores often sell certain products at a premium. The convenience store market is thus highly sensitive to economic conditions, since an economic slowdown is often accompanied by a decline in consumer purchasing power, which in turn results in a decline in the overall consumption of FEMSA Comercio’s main product categories. During periods of economic slowdown, Oxxo stores may experience a decline in traffic per store and purchases per customer, and this may result in a decline in FEMSA Comercio’s results of operations.

Risks Related to Our Principal Shareholders and Capital Structure

A majority of our voting shares are held by a voting trust, which effectively controls the management of our company, and whose interests may differ from those of other shareholders.

As of March 31, 2005, a voting trust, the participants of which are members of five families, owned 36.4% of our capital stock and 70.4% of our capital stock with full voting rights, consisting of the Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

Holders of Series D-B and D-L Shares have limited voting rights.

Holders of Series D-B and D-L Shares have limited voting rights and are only entitled to vote on specific matters, such as changes in the form of our corporate organization, a dissolution or liquidation and the cancellation of the registration of the Series D-B and D-L Shares. As a result, these holders will not be able to influence our business or operations. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

Holders of ADSs may not be able to vote at our shareholder meetings.

Our shares are traded on the New York Stock Exchange in the form of ADSs. We cannot assure that holders of our shares in the form of ADSs will receive notice of shareholders’ meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner. In the event that instructions are not received with respect to any shares underlying ADSs, the ADS depositary will, subject to certain limitations, grant a proxy to a person designated by us in respect of these shares. In the event that this proxy is not granted, the ADS depositary will vote these shares in the same manner as the majority of the shares of each class for which voting instructions are received.

Holders of BD Units in the United States and holders of ADSs may not be able to participate in any future preemptive rights offering and as a result may be subject to dilution of their equity interests.

Under applicable Mexican law, if we issue new shares for cash as part of a capital increase, we are generally required to grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally allow holders of our shares or ADSs located in the United States to exercise any preemptive rights in any future capital increases unless (1) we file a registration statement with the Securities and Exchange Commission, or SEC, with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares in the form of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

We cannot assure that we will file a registration statement with the SEC to allow holders of our shares or ADSs who are located in the United States to participate in a preemptive rights offering. In addition, under Mexican law preemptive rights may not be sold by the ADS depositary as a separate instrument, and the rights, therefore, may not be disposed of by the ADS depositary for the benefit of holders of ADSs. As a result, the equity interest of holders of our shares in the form of ADSs would be diluted proportionately. See “Item 10. Additional Information—Preemptive Rights.”

The protections afforded to minority shareholders in Mexico are different from those afforded to minority shareholders in the United States.

Under Mexican law, the protections afforded to minority shareholders are different from, and may be less than, those afforded to minority shareholders in the United States. Mexican laws concerning duties of directors are not developed, there is no procedure for class actions as such actions are conducted in the United States and there are different procedural requirements for bringing shareholder lawsuits against directors for the benefit of companies. Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors or our controlling shareholders than it would be for minority shareholders of a United States company.

Investors may experience difficulties in enforcing civil liabilities against us or our directors, officers and controlling persons.

FEMSA is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their respective assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Developments in other countries may adversely affect the market for our securities.

The market value of securities of Mexican companies are, to varying degrees, influenced by economic and securities market conditions in other emerging market countries. Although economic conditions are different in each country, investors’ reaction to developments in one country can have effects on the securities of issuers in other countries, including Mexico. We cannot assure you that events elsewhere, especially in emerging markets, will not adversely affect the market value of our securities.

The failure or inability of our subsidiaries to pay dividends or other distributions to us may adversely affect us and our ability to pay dividends to holders of ADSs.

FEMSA is a holding company. Accordingly, FEMSA’s cash flows are principally derived from dividends, interest and other distributions made to FEMSA by its subsidiaries. Currently, FEMSA’s subsidiaries do not have contractual obligations that require them to pay dividends to FEMSA. In addition, debt and other contractual obligations of our subsidiaries may in the future impose restrictions on our subsidiaries’ ability to make dividend or other payments to FEMSA, which in turn may adversely affect FEMSA’s ability to pay dividends to shareholders and meet its debt and other obligations.

Risks Related to Mexico and the Other Countries in Which We Operate

Adverse economic conditions in Mexico may adversely affect our financial position and results of operations.

We are a Mexican corporation, and our Mexican operations are our single most important geographic segment. For the year ended December 31, 2004, 79.8% of our consolidated total revenues were attributable to Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our company. We cannot assume that such conditions will not return or that such conditions will not have a material adverse effect on our results of operations and financial position.

Our business may be significantly affected by the general condition of the Mexican economy, or by the rate of inflation in Mexico, interest rates in Mexico and exchange rates for, or exchange controls affecting, the Mexican peso. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. Because a large percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result. In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate debt, which constituted 36% of our total debt as of December 31, 2004 (including the effect of the interest rate swaps), and have an adverse effect on our financial position and results of operations.

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial position and results of operations.

A depreciation of the Mexican peso relative to the U.S. dollar would increase the cost to us of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and thereby may negatively affect our financial position and results of operations. We generally do not hedge our exposure to the U.S. dollar with respect to the Mexican peso and other currencies. A severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future, as it has done in the past. Currency fluctuations may have an adverse effect on our financial position, results of operations and cash flows in future periods.

Political events in Mexico could adversely affect our operations.

Political events in Mexico may significantly affect our operations. In the Mexican federal elections held on July 2, 2000, Vicente Fox of the Partido Acción Nacional (the National Action Party) or PAN, won the presidency. Although his victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party) or PRI, neither the PRI nor the PAN succeeded in securing a majority in the Mexican congress. In elections in 2003 and 2004, the PAN lost additional seats in the Mexican congress and state governorships. The resulting legislative gridlock, which is expected to continue at least until the Mexican presidential elections in 2006, has impeded the progress of structural reforms in Mexico, which may adversely affect economic conditions in Mexico, and consequently, our results of operations.

Developments in other Latin American countries in which we operate may adversely affect our business.

In addition to Mexico, our subsidiary Coca-Cola FEMSA conducts operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. These countries expose us to different or greater country risk than Mexico. For many of these countries, results of operations in recent years have been adversely affected by deteriorating macroeconomic and political conditions. In Venezuela and Argentina, significant economic and political instability, including a contracting economy, a drastic currency devaluation, high unemployment, the introduction of exchange controls and social unrest have resulted in higher production costs and declining profitability for Coca-Cola FEMSA. In Colombia and Venezuela, Coca-Cola FEMSA has experienced limited disruptions in production and distribution.

Coca-Cola FEMSA’s future results may be significantly affected by the general economic and financial conditions in the countries where it operates, by the devaluation of the local currency, inflation or interest rates or by political developments or changes in law. Net sales increased in Coca-Cola FEMSA’s non-Mexican territories at a relatively higher rate than in its Mexican territories in 2004 as compared to prior periods, resulting in a greater contribution to its results of operations from these territories, which also have a lower operating margin. This trend may continue in the future. Devaluation of the local currencies against the U.S. dollar may increase Coca-Cola FEMSA’s operating costs in these countries, and depreciation against the Mexican peso may negatively affect the results of operations for these countries as reported in our Mexican GAAP financial statements. In addition, some of these countries may impose exchange controls that could impact Coca-Cola FEMSA’s ability to purchase raw materials in foreign currencies and the ability of the subsidiaries in these countries to remit dividends abroad or make payments other than in local currencies, as is currently the case in Venezuela under regulations imposed in January 2003. As a result of these potential risks, Coca-Cola FEMSA may experience lower demand, lower real pricing or increases in costs, which may negatively impact its financial position and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

The Company

Overview

We are a Mexican company headquartered in Monterrey, Mexico, and our origin dates back to 1890. Our company was incorporated on May 30, 1936 and has a duration of 99 years. Our legal name is Fomento Económico Mexicano, S.A. de C.V., and in commercial contexts we frequently refer to ourselves as FEMSA. Our principal executive offices are located at General Anaya No. 601 Pte., Colonia Bella Vista, Monterrey, Nuevo León 64410, Mexico. Our telephone number at this location is (52-81) 8328-6000. Our website is www.femsa.com. We are organized as a sociedad anónima de capital variable under the laws of Mexico. Our agent in the U.S. is Donald Puglisi, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

We conduct our operations through the following principal holding companies, each of which we refer to as a principal sub-holding company:

•	Coca-Cola FEMSA, which engages in the production, distribution and marketing of soft drinks;

•	FEMSA Cerveza, which engages in the production, distribution and marketing of beer; and

•	FEMSA Comercio, which operates convenience stores.

As of December 20, 2004, our core beverage can and glass bottle operations, previously owned and operated by our sub-holding company FEMSA Empaques, S.A. de C.V., which we refer to as FEMSA Empaques, became subsidiaries of FEMSA Cerveza. Financial and other information presented for FEMSA Cerveza includes these operations. Our remaining smaller, non-core packaging operations continue to be operated by FEMSA Empaques, although financial information for FEMSA Empaques is no longer reported separately. FEMSA Empaques is now included in our other business segment.

Corporate Background

FEMSA traces its origins to the establishment of Mexico’s first brewery, Cervecería Cuauhtémoc, S.A. de C.V., which we refer to as Cuauhtémoc, which was founded in 1890 by four Monterrey businessmen: Francisco G. Sada, José A. Muguerza, Isaac Garza and José M. Schneider. Descendants of certain of the founders of Cuauhtémoc control the company.

In 1891, the first year of production, Cuauhtémoc produced 2,000 hectoliters of beer. Cuauhtémoc continued to expand through additions to existing plant capacity and through acquisitions of other Mexican breweries, and has continued to increase its production capacity, reaching approximately 33.7 million hectoliters in 2004.

The strategic integration of the company dates back to 1936 when our packaging operations were established to supply crown caps to the brewery. The packaging operations were expanded in 1957 when we began to produce labels and flexible packaging. During this period, these operations were part of what was known as the Monterrey Group, which also included interests in banking, steel and other packaging operations.

In 1974, the Monterrey Group was split between two branches of the descendants of the founding families of Cuauhtémoc. The steel and other packaging operations formed the basis for the creation of Corporación Siderúrgica, S.A. (later Grupo Industrial Alfa, S.A. de C.V.), controlled by the Garza Sada family, and the beverage and banking operations were consolidated under the FEMSA corporate umbrella, controlled by the Garza Lagüera family. FEMSA’s shares were first listed on the Mexican Stock Exchange on September 19, 1978. Between 1977 and 1981, FEMSA diversified its operations through acquisitions in the soft drink and mineral water industries, the establishment of the first convenience stores under the trade name Oxxo and other investments in the hotel, construction, auto parts, food and fishing industries, which were considered non-core businesses and were subsequently divested.

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

Pursuant to the 1988 restructuring, FEMSA’s assets were combined under a single corporate entity, which became Grupo Industrial Emprex, S.A. de C.V., which we refer to as Emprex. The debt restructuring included a capital increase, capitalization of debt and a divestiture of interests in non-core businesses. As a result of these transactions, FEMSA’s interest in Emprex was diluted to 60%, only to increase subsequently to approximately 68% as a result of the exercise of certain option rights by FEMSA.

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

Upon the completion of these transactions, Emprex began a series of strategic transactions to strengthen the competitive positions of its operating subsidiaries. These transactions included the sale of a 30% strategic interest in Coca-Cola FEMSA to a wholly-owned subsidiary of The Coca-Cola Company and a subsequent public offering of Coca-Cola FEMSA shares, both of which occurred in 1993, and the sale of a 22% strategic interest in FEMSA Cerveza to Labatt Brewing Company Limited, which we refer to as Labatt, in 1994. Labatt, which was later acquired by InBev (known at the time of the acquisition of Labatt as Interbrew), subsequently increased its interest in FEMSA Cerveza to 30%.

In 1998, we completed a reorganization that:

•	simplified our capital structure by converting our outstanding capital stock at the time of the reorganization into BD Units and B Units, and

•	united the shareholders of FEMSA and the former shareholders of Emprex at the same corporate level through an exchange offer that was consummated on May 11, 1998.

As part of the reorganization, FEMSA listed ADSs on the New York Stock Exchange representing BD Units, and listed the BD Units and its B Units on the Mexican Stock Exchange. Prior to the completion of the exchange offer, FEMSA owned 51.04% of the shares of Emprex. Upon the completion of the exchange offer, FEMSA owned 98.70% of the outstanding shares of Emprex, which amount increased to 99.99% through a tender offer by FEMSA for the remaining Emprex shares.

In July 2002, as a result of the split-up or escisión of Emprex, Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as CIBSA, was created as a new company to hold our interest in Coca-Cola FEMSA.

In May 2003, our subsidiary Coca-Cola FEMSA expanded its operations throughout Latin America by acquiring 100% of Panamco, then the largest soft drink bottler in Latin America in terms of sales volume in 2002. Through its acquisition of Panamco, Coca-Cola FEMSA began producing and distributing Coca-Cola trademark beverages in additional territories in Mexico, Central America, Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. The total cost of the acquisition was Ps. 31,050 million and was financed with new debt, an equity contribution by FEMSA, an exchange of The Coca-Cola Company’s equity interests in Panamco and available cash. Shareholders of Panamco, other than The Coca-Cola Company and its subsidiaries, received cash in exchange for their shares. The Coca-Cola Company and its subsidiaries received Series D Shares in exchange for their equity interest in Panamco of approximately 25%. As of March 31, 2005, FEMSA indirectly owns 45.7% of the capital stock of Coca-Cola FEMSA (53.6% of its capital stock with full voting rights) and The Coca-Cola Company indirectly owns 39.6% of the capital stock of Coca-Cola FEMSA (46.4% of its capital stock with full voting rights). The remaining 14.7% of its capital consists of Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and on the New York Stock Exchange in the form of ADSs under the trading symbol KOF.

On August 31, 2004, we consummated a series of transactions with InBev, Labatt and certain of their affiliates to terminate the existing arrangements between FEMSA Cerveza and Labatt. As a result of these transactions, FEMSA acquired 100% ownership of FEMSA Cerveza and previously existing arrangements among affiliates of FEMSA and InBev relating to governance, transfer of ownership and other matters with respect to FEMSA Cerveza were terminated. We paid InBev a total of US$ 1,245 million for its affiliates’ 30% interest in FEMSA Cerveza. Pursuant to agreements entered into on June 21, 2004, Heineken USA replaced Labatt USA as the exclusive importer, marketer and distributor of FEMSA Cerveza’s beer brands in the United States starting on January 1, 2005.

Ownership Structure

We conduct our business through our principal sub-holding companies as shown in the following diagram and table:

Principal Sub-holding Companies—Ownership Structure

As of March 31, 2005

(1)	Percentage of capital stock, equal to 53.6% of capital stock with full voting rights.

The following tables present an overview of our operations by segment and by geographic region under Mexican GAAP:

Operations by Segment—Overview

Year Ended December 31, 2004(1)(2)

	Coca-Cola FEMSA		FEMSA Cerveza		FEMSA Comercio
	(in millions of Mexican pesos, except for employees and percentages)

Total revenues	Ps.46,499	49.5%	Ps.24,970	26.6%	Ps. 22,838	24.3%
Income from operations	7,696	56.0	4,744	34.5	911	6.6
Total assets	67,066	55.6	43,071	34.7	8,280	6.9
Employees	56,238	63.8	19,748	22.4	7,806	8.9

Total Revenues Summary by Segment(1)

	Year Ended December 31,
	2004	2003	2002
	(in millions of Mexican pesos)

Coca-Cola FEMSA	Ps.46,499	Ps.38,121	Ps.19,586
FEMSA Cerveza	24,970	24,150	23,833
FEMSA Comercio	22,838	18,304	14,700
Other	5,150	4,774	5,314

Consolidated total revenues	Ps.93,956	Ps.80,154	Ps.57,997

Total Revenues Summary by Geographic Region(3)

	Year Ended December 31,
	2004	2003	2002
	(in millions of Mexican pesos)

Mexico	Ps.74,936	Ps.67,166	Ps.56,129
Central America	3,459	2,277	—
Colombia	4,141	2,773	—
Venezuela	4,776	2,884	—
Brazil	5,137	3,182	—
Argentina	2,451	2,101	1,868

Consolidated total revenues	Ps.93,956	Ps.80,154	Ps.57,997

(1)	The sum of the financial data for each of our segments and percentages with respect thereto differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.
(2)	Excludes our other business segment, which had total revenues of Ps. 5,150 million and income from operations of Ps. 405 million in 2004.
(3)	The sum of the financial data for each geographic region differs from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation.

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of March 31, 2005:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA	Mexico	100.0%

Coca-Cola FEMSA	Mexico	45.7	(1)
Propimex, S.A. de C.V.	Mexico	45.7
Corporación Interamericana de Bebidas, S.A. de C.V. (Panamco)	Mexico	45.7
Panamco México, S.A. de C.V.	Mexico	45.4
Panamco Bajío, S.A. de C.V.	Mexico	43.6
Panamco de Venezuela, S.A.	Venezuela	45.7
Kristine Oversease, S.A. de C.V. (holding company of Brazilian operations)	Mexico	38.0

Emprex	Mexico	100.0

FEMSA Cerveza	Mexico	100.0
Cervecería Cuauhtémoc Moctezuma, S.A. de C.V.	Mexico	100.0
Cervezas Cuauhtémoc Moctezuma, S.A. de C.V.	Mexico	100.0

FEMSA Comercio	Mexico	100.0
Cadena Comercial Oxxo, S.A. de C.V.	Mexico	100.0
Oxxo Express, S.A. de C.V.	Mexico	100.0

(1)	Percentage of capital stock. FEMSA owns 53.6% of the capital stock with full voting rights.

Business Strategy

We are a beverage company. Our soft drink operation, Coca-Cola FEMSA, is currently the second largest bottler of Coca-Cola products in the world, measured in terms of sales volumes in 2004, and our brewing operation, FEMSA Cerveza, is both a significant competitor in the Mexican beer market as well as an exporter in key international markets including the United States. Coca-Cola FEMSA and FEMSA Cerveza are our core businesses, which together define our identity and are the main avenues of our future growth. Our beverage businesses are supported by Oxxo, the largest convenience store chain in Mexico measured in terms of number of stores at December 31, 2004.

As a beverage company, we understand the importance of connecting with our end consumers by interpreting their needs, and ultimately delivering the right products to them for the right occasions. We strive to achieve this by developing the value of our brands, expanding our significant distribution capabilities and improving the efficiency of our operations. We continue to improve our information gathering and processing systems in order to better know and understand what our consumers want and need, and we are improving our production and distribution by more efficiently leveraging our asset base.

We believe that the competencies that our businesses have developed can be replicated in other geographic regions. This underlying principle guided our consolidation efforts, which culminated in Coca-Cola FEMSA’s acquisition of Panamco on May 6, 2003. The continental platform that this new combination produces—encompassing a significant territorial expanse in Mexico and Central America, including some of the most populous metropolitan areas in Latin America—we believe may provide us with opportunities to create value through both an improved ability to execute our strategies and the use of superior marketing tools.

Our ultimate objectives are achieving sustainable revenue growth, improving profitability and increasing the return on invested capital in each of our operations. We believe that by achieving these goals we will create sustainable value for our shareholders.

Coca-Cola FEMSA

Overview and Background

Coca-Cola FEMSA is the largest bottler of Coca-Cola trademark beverages in Latin America, and the second largest in the world, calculated in each case by sales volume in 2004. It operates in the following territories:

•	Mexico—a substantial portion of central Mexico (including Mexico City) and southeast Mexico (including the Gulf region).

•	Central America—Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

•	Colombia—most of the country.

•	Venezuela—nationwide.

•	Brazil—the area of greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul and part of the state of Goiás.

•	Argentina—Buenos Aires and surrounding areas.

The following is an overview of Coca-Cola FEMSA’s operations by geographic region in 2004:

Operations by Geographic Region—Overview

Year Ended December 31, 2004(1)

	Total Revenues	Percentage of Total Revenues	Income from Operations	Percentage of Income from Operations
	(in millions of Mexican pesos, except for percentages)
Mexico	Ps.26,658	57.3%	Ps.5,519	72.7%
Central America	3,459	7.4	419	5.5
Colombia	4,066	8.7	433	5.7
Venezuela	4,776	10.3	375	5.0
Brazil	5,137	11.0	458	6.0
Argentina	2,451	5.3	383	5.1

(1)	The sums of the financial data for each geographic region and percentages with respect thereto differ from its consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain non-operating assets and activities.

In 1979, a subsidiary of ours acquired certain soft drink bottlers that are now a part of Coca-Cola FEMSA. At that time, the acquired bottlers had 13 Mexican distribution centers operating 701 distribution routes, and their production capacity was 83 million physical cases. In 1991, we transferred our ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., the corporate predecessor of Coca-Cola FEMSA.

In June 1993, a subsidiary of The Coca-Cola Company subscribed for 30% of Coca-Cola FEMSA’s capital stock in the form of Series D Shares for US$ 195 million. In September 1993, we sold Series L Shares that represented 19% of Coca-Cola FEMSA’s capital stock to the public, and Coca-Cola FEMSA listed these shares on the Mexican Stock Exchange and, in the form of ADSs, on the New York Stock Exchange.

In a series of transactions between 1994 and 1997, Coca-Cola FEMSA acquired the territory for Buenos Aires, Argentina from a subsidiary of The Coca-Cola Company. Coca-Cola FEMSA expanded its Argentine operations in February 1996 by acquiring territories for the contiguous San Isidro and Pilar areas.

Coca-Cola FEMSA expanded its Mexican operations in November 1997 by acquiring a territory in the state of Chiapas in southern Mexico, after which it covered the entire state of Chiapas.

In May 2003, Coca-Cola FEMSA acquired all of Panamco and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and the gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. The total cost of the transaction was approximately Ps. 41,015 million, including transaction expenses. Coca-Cola FEMSA financed the acquisition as follows: Ps. 18,163 million of new debt, Ps. 9,557 million of assumed net debt, a Ps. 2,923 million capital investment from FEMSA, the issuance of its Series D Shares to subsidiaries of The Coca-Cola Company in exchange for a capital contribution of Ps. 7,406 million in the form of equity interests in Panamco and Ps. 2,966 million in cash.

During August 2004, Coca-Cola FEMSA conducted a rights offering to allow existing holders of its Series L Shares and ADSs to acquire newly-issued Series L Shares in the form of Series L Shares and ADSs, respectively. The purpose of the rights offering was to permit holders of Series L Shares, including in the form of ADSs, to subscribe on a proportionate basis at the same price per share at which we and The Coca-Cola Company subscribed in connection with the Panamco acquisition. The rights offering expired on September 1, 2004.

As of March 31, 2005, we indirectly owned Series A Shares equal to 45.7% of Coca-Cola FEMSA’s capital stock (53.6% of its capital stock with full voting rights). The Coca-Cola Company indirectly owned Series D Shares equal to 39.6% of the capital stock of Coca-Cola FEMSA (46.4% of its capital stock with full voting rights). Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 14.7% of Coca-Cola FEMSA’s capital stock.

Business Strategy

Coca-Cola FEMSA is the largest bottler of Coca-Cola trademark beverages in Latin America in terms of total sales volume in 2004, with operations in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. Coca-Cola FEMSA’s corporate headquarters are in Mexico City, and it has established divisional headquarters in the following three regions:

•	Mexico with divisional headquarters in Mexico City;

•	Latin Centro (covering territories in Guatemala, Nicaragua, Costa Rica, Panama, Colombia and Venezuela) with divisional headquarters in San José, Costa Rica; and

•	Mercosur (covering territories in Brazil and Argentina) with divisional headquarters in São Paulo, Brazil.

Coca-Cola FEMSA seeks to provide its shareholders with an attractive return on their investment by increasing its profitability. The key factors in achieving profitability are increasing its revenues by implementing well-planned product, packaging and pricing strategies through channel distribution and by improving operational efficiencies throughout Coca-Cola FEMSA. To achieve these goals Coca-Cola FEMSA continues its efforts in:

•	working with The Coca-Cola Company to develop a business model to continue exploring new lines of beverages, extend existing products and participate in new beverage segments;

•	implementing packaging strategies designed to increase consumer demand for Coca-Cola FEMSA’s products and to build a strong returnable base for the Coca-Cola brand in the acquired territories;

•	replicating its successful best practices throughout the whole value chain;

•	rationalizing and adapting its organizational and asset structure in order to be in a better position to respond to a changing competitive environment;

•	strengthening its selling capabilities and selectively implementing its pre-sale system, in order to get closer to its clients and help them satisfy the beverage needs of consumers;

•	integrating its operations through advanced information technology systems;

•	evaluating its bottled water strategy, in conjunction with The Coca-Cola Company, to maximize its profitability across its market territories; and

•	committing to building a strong collaborative team, from top to bottom.

Coca-Cola FEMSA seeks to increase per capita consumption of soft drinks in the territories in which it operates. To that end, its marketing teams continuously develop sales strategies tailored to the different characteristics of its various territories and channels. Coca-Cola FEMSA continues to develop its product portfolio to better meet market demand and maintain its overall profitability. To stimulate and respond to consumer demand, Coca-Cola FEMSA continues to introduce new products and new presentations. See “—Product and Packaging Mix.” Coca-Cola FEMSA also seeks to increase placement of refrigeration equipment, including promotional displays, through the strategic placement of such equipment in retail outlets in order to showcase and promote its products. In addition, because it views its relationship with The Coca-Cola Company as integral to its business strategy, Coca-Cola FEMSA uses market information systems and strategies developed with The Coca-Cola Company to improve its coordination with the worldwide marketing efforts of The Coca-Cola Company. See “—Marketing—Channel Marketing.”

Coca-Cola FEMSA seeks to rationalize its distribution capacity to improve the efficiency of its operations. In 2003 and 2004, as part of the integration process from its acquisition of Panamco, it closed several under-utilized manufacturing centers and shifted distribution activities to other existing facilities. See “—Production and Distribution Facilities.” In each of its facilities, Coca-Cola FEMSA seeks to increase productivity through infrastructure and process reengineering for improved asset utilization. Its capital expenditure program includes investments in production and distribution facilities, bottles, cases, coolers and information systems. Coca-Cola FEMSA believes that this program will allow it to maintain its capacity and flexibility to innovate and to respond to consumer demand for non-alcoholic beverages.

Finally, Coca-Cola FEMSA focuses on management quality as a key element of its growth strategies and remains committed to fostering the development of quality management at all levels. Both FEMSA and The Coca-Cola Company provide Coca-Cola FEMSA with managerial experience. To build upon these skills, Coca-Cola FEMSA also offers management training programs designed to enhance its executives’ abilities and exchange experiences, know-how and talent among an increasing number of multinational executives from its new and existing territories.

Coca-Cola FEMSA’s Markets

The following map shows the locations of Coca-Cola FEMSA’s territories, giving estimates in each case of the population to which it offers products, the number of retailers of its carbonated soft drinks and the per capita consumption of Coca-Cola FEMSA’s carbonated soft drinks:

Per capita consumption data for a territory is determined by dividing carbonated soft drink sales volume within the territory (in bottles, cans, and fountain containers) by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of its products consumed annually per capita. In evaluating the development of local volume sales in their territories, Coca-Cola FEMSA and The Coca-Cola Company measure, among other factors, the per capita consumption of its carbonated soft-drinks.

Coca-Cola FEMSA’s Products

Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages, proprietary brands and brands licensed from third parties. The Coca-Cola trademark beverages include colas, flavored soft drinks, water and beverages in other categories such as juice drinks and isotonics. The following table sets forth Coca-Cola FEMSA’s main brands as of March 31, 2005:

	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Colas:
Coca-Cola	✓	✓	✓	✓	✓	✓
Coca-Cola light	✓	✓	✓	✓	✓	✓

Flavored Soft Drinks:
Chinotto				✓
Fanta	✓	✓	✓		✓	✓
Fresca	✓	✓
Frescolita		✓		✓
Grapette				✓
Hit				✓
Kola Román(1)			✓
Kuat					✓
Lift	✓	✓	✓
Mundet(2)	✓
Premio(3)			✓
Quatro	✓		✓	✓		✓
Senzao	✓
Simba					✓
Sprite	✓	✓	✓		✓	✓
Taí					✓	✓

Water:
Ciel	✓
Club K(3)			✓
Crystal(3)					✓
Dasani		✓
Manantial			✓
Nevada				✓
Santa Clara(3)			✓

Other Categories:
Powerade(4)	✓	✓	✓	✓
Sunfil(5)		✓		✓

(1)	Brand licensed from third parties other than The Coca-Cola Company.
(2)	Brand licensed from FEMSA.
(3)	Proprietary brand.
(4)	Isotonic.
(5)	Juice drink.

Sales Overview

Coca-Cola FEMSA measures total sales volume in terms of unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to fountain syrup, powders and concentrate, refers to the volume of fountain syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. The following table illustrates the historical sales volume for each of Coca-Cola FEMSA’s territories and includes the acquired territories only from May 2003.

	Sales volume Year Ended December 31,
	2004	2003	2002
	(in millions of unit cases)
Mexico	989.9	850.1	504.7
Central America	110.6	72.9	—
Colombia	167.1	114.1	—
Venezuela	172.7	110.1	—
Brazil	270.9	176.6	—
Argentina	144.3	126.6	115.6

Combined Volume	1,855.5	1,450.5	620.3

Product and Packaging Mix

Coca-Cola FEMSA’s most important brand is Coca-Cola and its line extensions, Coca-Cola light, Coca-Cola with lime, Coca-Cola light with lime and Coca-Cola vanilla, which together accounted for 61.3% of total sales volume in 2004. Ciel, Fanta, Sprite, Lift and Fresca, Coca-Cola FEMSA’s next largest brands in consecutive order, accounted for 12.3%, 5.4%, 3.2%, 3.1% and 2.0%, respectively, of total sales volume in 2004. Coca-Cola FEMSA uses the term line extensions to refer to the different flavors in which it offers its brands. Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles made of polyethylene terephtalate.

Coca-Cola FEMSA uses the term presentation to refer to the packaging unit in which it sells its products. Presentation sizes for its Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 20-liter multiple serving size. Coca-Cola FEMSA considers multiple serving size as equal to or larger than 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. Coca-Cola FEMSA offers both returnable and non-returnable presentations, which allows it to offer different combinations of convenience and price to implement revenue management strategies and to target specific distribution channels and population segments in its territories. In addition, Coca-Cola FEMSA sells some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which it refers to as fountain. It also sells bottled water products in jug sizes, which refers to sizes larger than 17 liters, that have a much lower price per unit than its other beverage products.

In addition to Coca-Cola trademark beverages, Coca-Cola FEMSA produces, markets and distributes certain other proprietary brands and beverages licensed from third parties other than The Coca-Cola Company in a variety of presentations.

Coca-Cola FEMSA’s core brands are principally the Coca-Cola trademark beverages. It sells certain of these brands or their line extensions at a premium in some of its territories, in which it refers to them as premium brands. Coca-Cola FEMSA also sells certain other brands at a lower price per ounce, which it refers to as value protection brands.

The characteristics of Coca-Cola FEMSA’s territories are very diverse. Central Mexico is densely populated and has a large number of competing carbonated soft drink brands and higher per capita income as compared to the rest of its territories. Brazil and Argentina are densely populated but have lower per capita consumption of carbonated soft drink products as compared to Mexico, particularly in Brazil. Portions of Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of soft drink products. In Venezuela, per capita income and consumption have been affected by recent economic and political unrest. In recent years, per capita income has been negatively affected by macroeconomic conditions in most of the countries where Coca-Cola FEMSA operates.

The following discussion analyzes Coca-Cola FEMSA’s product and packaging mix by geographic region. The volume data presented is for the years 2004, 2003 and 2002, which includes the acquired territories for all of 2002 and the first four months of 2003 prior to the acquisition of Panamco. Coca-Cola FEMSA acquired these territories on May 6, 2003. Nonetheless, it believes that presenting the prior periods in this section provides a more complete illustration of the characteristics of its territories than would be possible based solely on information from the last eight months of 2003. Coca-Cola FEMSA has presented above under “Sales Overview” its actual sales volumes by territory for the three years ended December 31, 2004, 2003 and 2002, which include the acquired territories solely for eight months of 2003 and all of 2004.

Mexico

Coca-Cola FEMSA’s product portfolio consists of Coca-Cola trademark beverages, and since 2001 has included the Mundet trademark beverages. In 2004, Coca-Cola FEMSA expanded its core brand portfolio line by launching the flavored carbonated soft drinks Mundet Multi-flavors, Lift Golden Apple, Senzao Guaranaranja and Fanta Chamoy. Coca-Cola FEMSA also launched the non-carbonated beverages Nestea Peach and Nestea Light. Carbonated soft drink per capita consumption of Coca-Cola FEMSA’s products in its Mexican territories in 2004 was 377 eight-ounce servings.

The following table highlights historical sales volume and mix in Mexico for Coca-Cola FEMSA’s products:

	Year Ended December 31,
	2004	2003	2002
	(in millions of unit cases)
Product sales volume
Coca-Cola trademark beverages	969.2	985.4	964.6
Other beverages	20.7	16.2	15.9

Total	989.9	1,001.6	980.5

% Growth	(1.2)%	2.2%	—

	(in percentages)
Unit case volume mix by category
Colas	60.6%	59.8%	60.8%
Flavored soft drinks	19.8	18.7	17.2
Total carbonated soft drinks	80.4	78.5	78.0
Water(1)	19.1	20.9	20.7
Other categories	0.5	0.6	1.3

Total	100.0%	100.0%	100.0%

	(in percentages)
Product mix by presentation
Returnable	28.4%	27.9%	28.2%
Non-returnable	55.9	54.9	53.6
Fountain	1.3	1.3	1.3
Jug	14.4	15.9	16.9

Total	100.0%	100.0%	100.0%

(1)	Includes jug volume.

Coca-Cola FEMSA’s most popular soft drink presentations were the 2.5-liter returnable plastic bottle, the 0.6-liter non-returnable plastic bottle and the 2.5-liter non-returnable plastic bottle, which together accounted for almost 70% of total carbonated soft drink sales volume in Mexico in 2004. Since 2003, Coca-Cola FEMSA has introduced a number of new presentations in Mexico. These include 2.5-liter returnable plastic bottles, 1.5-liter non-returnable plastic bottles, eight-ounce cans, 0.45-liter non-returnable plastic bottles and 0.71-liter non-returnable plastic bottles. Coca-Cola FEMSA relaunched its 2.0-liter non-returnable plastic bottle to fill competitive and consumer needs.

Multiple serving presentations are an important component of Coca-Cola FEMSA’s product mix. In 2004, multiple serving presentations represented 61% of total carbonated soft drink sales volume in Mexico, as compared to 60% in 2003. Coca-Cola FEMSA’s commercial strategies seek to maintain the packaging mix between single and multiple serving presentations.

In the past, the packaging trend in the soft drink industry in Mexico had moved toward non-returnable presentations. However, due to the entrance of low price brands in multiple serving size presentations, Coca-Cola FEMSA has refocused its packaging mix strategy to reinforce its sales of multiple serving size returnable packages. As a result, non-returnable presentations remained almost flat as a percentage of total sales volume in Mexico in 2004. Returnable plastic and glass presentations offer consumers a more affordable, although less convenient, product. Coca-Cola FEMSA believes returnable packages present an opportunity for it to attract new customers and maintain customer loyalty, because they make Coca-Cola trademark beverages more attractive to price-sensitive consumers. The price of a 2.5-liter returnable package is approximately 20% less than a non-returnable package of the same size. These returnable products are mainly sold to small store retailers, which represent the largest distribution channel in the Mexican market, and benefit from returnable bottles’ lower price per ounce, which allows them to compete with larger supermarkets. Coca-Cola FEMSA believes that its continued commitment to returnable bottle availability will allow it to compete with low-price entrants to the Mexican soft drink market.

Total sales volume reached 989.9 million unit cases in 2004, a decrease of 1.2% compared to 1,001.6 million unit cases in 2003. The decrease was due to a jug water sales volume decline of 10.5%, which more than offset the 1.3% carbonated soft drink volume growth during the same period. The volume-growth decline of Coca-Cola FEMSA’s jug water business was as a result of pricing and channel-segmentation initiatives taken to increase the profitability of its water business. Carbonated soft drink volume growth was mainly driven by strong growth from Coca-Cola FEMSA’s flavored brands, including Mundet Multi-Flavors, Fanta Naranja and Lift Golden Apple, which accounted for the majority of the incremental carbonated soft drink volume and volume growth from the Coca-Cola brand.

During 2004, Coca-Cola FEMSA also initiated a new strategy in Mexico to offer consumers a wider selection of personal-size Coca-Cola presentations that vary from eight-ounce cans to 0.71-liter non-returnable plastic bottles.

Central America

Coca-Cola FEMSA’s product sales in Central America consist predominantly of Coca-Cola trademark beverages. Carbonated soft drink per capita consumption in Central America of Coca-Cola FEMSA’s products was 134 eight-ounce servings in 2004.

The following table highlights historical sales volume mix and total sales volume in Central America for Coca-Cola FEMSA’s products:

	Year Ended December 31,
	2004	2003	2002
	(in millions of unit cases)
Product sales volume
Coca-Cola trademark beverages	102.9	99.6	93.3
Other beverages	7.7	7.7	6.8

Total	110.6	107.3	100.1

% Growth	3.1%	7.2%	—

	(in percentages)
Unit case volume mix by category
Colas	69.4%	69.4%	69.6%
Flavored soft drinks	24.9	24.7	23.7
Total carbonated soft drinks	94.3	94.1	93.3
Water	4.1	4.2	4.0
Other categories	1.6	1.7	2.7

Total	100.0%	100.0%	100.0%

	(in percentages)
Product mix by presentation
Returnable	48.3%	51.8%	50.9%
Non-returnable	47.2	42.9	43.4
Fountain	4.5	5.3	5.7
Jug	—	—	—

Total	100.0%	100.0%	100.0%

In Central America, Coca-Cola FEMSA sells the majority of its sales volume through small retailers. In 2004, multiple serving presentations represented 50.1% of total carbonated soft drink sales volume in Central America. Coca-Cola FEMSA also launched a 2.5-liter returnable plastic presentation and 1.5-liter returnable and non-returnable plastic presentations in Central America for the Coca-Cola brand to encourage consumption of its carbonated soft drink brands in the future.

Total sales volume reached 110.6 million unit cases in 2004, increasing 3.1% compared to 107.3 million in 2003. The volume growth was mainly driven by (1) the solid performance of the cola category, especially in Nicaragua and Costa Rica, which accounted for over 70% of the increased volume during the year; and (2) growth in flavored carbonated soft drinks, which represented the majority of the balance.

Colombia

Coca-Cola FEMSA’s product portfolio in Colombia consists of Coca-Cola trademark beverages, certain products sold under proprietary trademarks and the Kola Román brand, which it licenses from a third party. Carbonated soft drink per capita consumption of its products in Colombia during 2004 was 79 eight-ounce servings.

The following table highlights historical sales volume mix and total sales volume in Colombia for Coca-Cola FEMSA’s products:

	Year Ended December 31,
	2004	2003	2002
	(in millions of unit cases)
Product sales volume
Coca-Cola trademark beverages	152.7	133.5	139.0
Other beverages	14.4	38.3	46.0
Total	167.1	171.8	185.0

% Growth	(2.7)%	(7.1)%	—

	(in percentages)
Unit case volume mix by category
Colas	65.8%	62.4%	60.4%
Flavored soft drinks	20.6	22.3	21.8
Total carbonated soft drinks	86.4	84.7	82.2
Water(1)	13.2	15.1	17.5
Other categories	0.4	0.2	0.3

Total	100.0%	100.0%	100.0%

	(in percentages)
Product mix by presentation
Returnable	50.7%	53.4%	53.8%
Non-returnable	39.6	36.8	35.3
Fountain	3.3	3.0	3.0
Jug	6.4	6.8	7.9

Total	100.0%	100.0%	100.0%

(1)	Includes jug volume.

The Colombian market is characterized by lower per capita consumption and relatively lower levels of non-returnable presentations compared with the rest of Coca-Cola FEMSA’s territories. In 2004, multiple serving presentations represented 46.7% of total carbonated soft drink sales volume in Colombia. After a thorough review of its flavored carbonated soft drink portfolio with The Coca-Cola Company, Coca-Cola FEMSA launched Crush Multi-flavors nationwide at the beginning of 2005. This launch is designed to enhance Coca-Cola FEMSA’s competitive position, foster demand for flavored carbonated soft drink brands and leverage its extended distribution and improved execution capabilities countrywide.

Total sales volume was 167.1 million unit cases in 2004, a decrease of 2.7% compared to 171.8 million in 2003, mainly driven by decreased flavored carbonated soft drinks and jug water volume, each of which was responsible for approximately half of the decline. The volume decline was mainly a result of (1) an asset rationalization strategy intended to reduce the production of still water sold in less profitable packages and (2) a more competitive environment in the flavored carbonated soft drink category.

Venezuela

Coca-Cola FEMSA’s product portfolio in Venezuela consists predominantly of Coca-Cola trademark beverages. Carbonated soft drink per capita consumption of Coca-Cola FEMSA’s products in Venezuela during 2004 was 138 eight-ounce servings.

The following table highlights historical sales volume mix and total sales volume in Venezuela for Coca-Cola FEMSA’s products:

	Year Ended December 31,
	2004	2003	2002
	(in millions of unit cases)
Product sales volume
Coca-Cola trademark beverages	169.5	148.6	160.6
Other beverages	3.2	3.0	2.3
Total	172.7	151.6	162.9

% Growth	13.9%	(6.9)%	—

	(in percentages)
Unit case volume mix by category
Colas	54.5%	57.0%	48.2%
Flavored soft drinks	31.8	29.2	34.0
Total carbonated soft drinks	86.3	86.2	82.2
Water(1)	8.2	8.2	10.6
Other categories	5.5	5.6	7.2

Total	100.0	100.0%	100.0%

	(in percentages)
Product mix by presentation
Returnable	30.1%	36.4%	39.1%
Non-returnable	63.4	57.6	52.5
Fountain	3.0	2.7	3.0
Jug	3.5	3.3	5.4

Total	100.0%	100.0%	100.0%

(1)	Includes jug volume.

During 2004, Coca-Cola FEMSA continued to focus on increasing the visibility of its core brands, including Hit, a multi-flavored soft drink, that grew in sales volume by more than 20% each year in the last two years. In 2004, multiple serving presentations represented 61.8% of its total sales volume of carbonated soft drinks. Additionally, Coca-Cola FEMSA took advantage of Venezuela’s changing consumption patterns to roll out new 2.25-liter and 3.1-liter non-returnable presentations of the value-protection brand Grapette. This should enable Coca-Cola FEMSA to establish a broader base of price-conscious consumers.

Total sales volume reached 172.7 million unit cases in 2004, increasing 13.9% compared to 151.6 million in 2003. This increase included a 14.2% carbonated soft drink volume increase during the year. The increase in volume was driven by strong growth across all the beverage categories, compared to a depressed base in the first two months of 2003 as a result of a national strike that made operating on a regular basis practically impossible for Panamco.

Brazil

Coca-Cola FEMSA’s product portfolio in Brazil consists mainly of Coca-Cola trademark beverages. Pursuant to an agreement with Cervejarias Kaiser Brasil, S.A., a São Paolo brewer, which we refer to as Kaiser, Coca-Cola FEMSA distributes the Kaiser brands of beer, which represented 16.0% of its total sales volume in Brazil in 2004. Carbonated soft drink per capita consumption of Coca-Cola FEMSA’s products in Brazil during 2004 was 179 eight-ounce servings.

The following table highlights historical sales volume mix and total sales volume in Brazil for Coca-Cola FEMSA’s products:

	Year Ended December 31,
	2004	2003	2002
	(in millions of unit cases)
Product sales volume
Coca-Cola trademark beverages	214.6	206.1	239.5
Other beverages	56.3	59.0	83.1
Total	270.9	265.1	322.6

% Growth	2.2%	(17.8)%	—

	(in percentages)
Unit case volume mix by category
Colas	56.2%	53.4%	47.5%
Flavored soft drinks	22.4	23.7	26.7
Total carbonated soft drinks	78.6	77.1	74.2
Water	4.7	4.1	5.1
Other categories(1)	16.7	18.8	20.7

Total	100.0%	100.0%	100.0%

	(in percentages)
Product mix by presentation
Returnable	10.7%	11.1%	11.9%
Non-returnable	86.2	85.1	84.1
Fountain	3.1	3.8	4.0
Jug	—	—	—

Total	100.0%	100.0%	100.0%

(1)	Includes beer.

During 2004, Coca-Cola FEMSA continued to diversify its packaging mix from 2.0-liter non-returnable packages and cans, which together accounted for over 69% of carbonated soft drink sales volume in 2004, a decrease from 76% in 2003, to a wider array of returnable and non-returnable presentations, including 3.0-liter, 2.5-liter, 2.25-liter and 1.5-liter non-returnable plastic bottles and 1.0-liter returnable glass bottles.

Total sales volume was 270.9 million unit cases in 2004, an increase of 2.2% compared to 265.1 million in 2003. This increase included 4.2% carbonated soft drink volume growth during the year. The majority of the volume growth came from multiple serving presentations, including the 1.5-liter, 2.25-liter, 2.5-liter and 3.0-liter non-returnable plastic bottles, which represented 68.0% of Coca-Cola FEMSA’s carbonated soft drinks total sales volume. The volume increase was mainly a result of a strong focus on the Coca-Cola brand and solid growth in single-serving bottled water, which more than offset the volume decline in Coca-Cola FEMSA’s flavored carbonated soft drinks.

Argentina

Coca-Cola FEMSA’s product portfolio in Argentina consists exclusively of Coca-Cola trademark beverages. Carbonated soft drink per capita consumption of its products in Argentina during 2004 was 311 eight-ounce servings.

The following table highlights historical sales volume mix and total sales volume in Argentina for Coca-Cola FEMSA’s products:

	Year Ended December 31,
	2004	2003	2002
	(in millions of unit cases)
Product sales volume
Coca-Cola trademark beverages	144.3	126.6	115.6
Other beverages	—	—	—

Total	144.3	126.6	115.6

% Growth	14.0%	9.5%	—

	(in percentages)
Unit case volume mix by category
Colas	68.1%	71.4%	68.3%
Flavored soft drinks	30.5	27.4	30.4
Total carbonated soft drinks	98.6	98.8	98.7
Water	0.8	0.9	0.8
Other categories	0.6	0.3	0.5

Total	100.0%	100.0%	100.0%

	(in percentages)
Product mix by presentation
Returnable	26.9%	24.5%	12.4%
Non-returnable	69.6	71.8	82.9
Fountain	3.5	3.7	4.7
Jug	—	—	—

Total	100.0%	100.0%	100.0%

During 2004, Coca-Cola FEMSA continued to adjust its packaging portfolio to the economic situation in Argentina. Through its returnable packaging strategy, Coca-Cola FEMSA seeks to offer greater affordability to its customers. Returnable packaging accounted for almost 27% of total sales volume in Argentina in 2004. Coca-Cola FEMSA also focused on bolstering its non-carbonated categories through the launch of the new juice drinks Cepita, Carioca and Montefiore.

Total sales volume reached 144.3 million unit cases in 2004, an increase of 14.0% compared with 126.6 million in 2003. In 2004, core brands generated approximately 45% of Coca-Cola FEMSA’s incremental volume growth, the value protection brand Taí accounted for 40% and premium brands accounted for most of the balance. In Argentina, premium brands consist of diet carbonated soft drinks and Schweppes. The majority of the volume growth came from Coca-Cola FEMSA’s returnable presentations, including the 1.25-liter returnable glass bottle for its core brands and the 2.0-liter returnable plastic bottle for the Coca-Cola brand, representing almost 50% of the sales volume increase. In 2004, multiple serving presentations represented 83.0% of carbonated soft drinks total sales volume.

Seasonality

Sales of Coca-Cola FEMSA’s products are seasonal, as its sales levels generally increase during the summer months of each country and during the Christmas holiday season. In Mexico, Central America, Colombia and Venezuela, Coca-Cola FEMSA typically achieves its highest sales during the summer months of April through September as well as during the Christmas holidays in December. In Argentina and Brazil, its highest sales levels occur during the summer months of October through March and the Christmas holidays in December.

Marketing

Coca-Cola FEMSA, in conjunction with The Coca-Cola Company, has developed a sophisticated marketing strategy to promote the sale and consumption of Coca-Cola FEMSA’s products. It relies extensively on advertising, sales promotions and non-price related retailer incentive programs designed by local affiliates of The Coca-Cola Company to target the particular preferences of its soft drink consumers. Coca-Cola FEMSA’s marketing expenses in 2004, net of contributions by The Coca-Cola Company, were Ps. 1,575 million. The Coca-Cola Company contributed Ps. 920 million in 2004. Through the use of advanced information technology, Coca-Cola FEMSA has collected customer and consumer information that allow Coca-Cola FEMSA to tailor its marketing strategies to the types of customers located in each of its territories and to meet the specific needs of the various market segments it serves. Coca-Cola FEMSA continues to roll out its information technology system in its acquired territories.

Retailer Incentive Programs

Incentive programs include providing retailers with commercial refrigerators for the display and cooling of soft drink products and for point-of-sale display materials. Coca-Cola FEMSA seeks, in particular, to increase distribution coolers among retailers to increase the visibility and consumption of its products and to ensure that they are sold at the proper temperature. Sales promotions include sponsorship of community activities, sporting, cultural and social events, and consumer sales promotions such as contests, sweepstakes and product giveaways.

Advertising

Coca-Cola FEMSA advertises in all major communications media. It focuses its advertising efforts on increasing brand recognition by consumers and improving its customer relations. National advertising campaigns are designed and proposed by The Coca-Cola Company’s local affiliates, with Coca-Cola FEMSA’s input at the local or regional level.

Channel Marketing

In order to provide more dynamic and specialized marketing of its products, Coca-Cola FEMSA’s strategy is to segment its market and develop targeted efforts for each segment or distribution channel. Its principal channels are small retailers, “on-premise” consumption such as restaurants and bars, supermarkets and third party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drink consumers in each of the different types of locations or distribution channels. In response to this analysis, Coca-Cola FEMSA tailors its product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

Coca-Cola FEMSA believes that the implementation of its channel marketing strategy also enables Coca-Cola FEMSA to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. This focused response capability isolates the effects of competitive pressure in a specific channel, thereby avoiding costlier market-wide responses. Coca-Cola FEMSA’s channel marketing activities are facilitated by its management information systems. It has invested significantly in creating these systems, including in hand-held computers to support the gathering of product, consumer and delivery information, for most of its sales routes in Mexico and Argentina and selectively in other territories.

Product Distribution

The following table provides an overview of Coca-Cola FEMSA’s product distribution centers and the retailers to which it sells its products:

Product Distribution Summary

As of December 31, 2004

	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Distribution Centers	109	44	41	34	11	5
Retailers (in thousands)(1)	574.6	127.4	375.3	229.6	107.0	82.4

(1)	Estimated.

Coca-Cola FEMSA uses two main sales methods depending on market and geographic conditions: (1) the traditional or conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck and (2) the pre-sale system, which separates the sales and delivery functions and allows sales personnel to sell products prior to delivery and trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing distribution efficiency. As part of the pre-sale system, sales personnel also provide merchandising services during retailer visits, which Coca-Cola FEMSA believes enhance the presentation of its products at the point of sale. In certain areas, Coca-Cola FEMSA also makes sales through third party wholesalers of its products. The vast majority of Coca-Cola FEMSA’s sales are on a cash basis.

Coca-Cola FEMSA believes that service visits to retailers and frequency of deliveries are essential elements in an effective selling and distribution system for its products. Accordingly, Coca-Cola FEMSA has continued to expand its pre-sale system throughout its operations, except in areas where it believes consumption patterns do not warrant pre-sale.

Coca-Cola FEMSA’s distribution centers range from large warehousing facilities and re-loading centers to small deposit centers. In addition to its fleet of trucks, Coca-Cola FEMSA distributes its products in certain locations through a fleet of electric carts and hand-trucks in order to comply with local environmental and traffic regulations. Coca-Cola FEMSA generally retains third parties to transport its finished products from the bottler plants to the distribution centers.

Mexico

Coca-Cola FEMSA contracts with a subsidiary of FEMSA for the transportation of finished products to its distribution centers from its Mexican production facilities. From the distribution centers, Coca-Cola FEMSA then distributes its finished products to retailers through its own fleet of trucks.

In Mexico, Coca-Cola FEMSA sells a majority of its beverages at small retail stores to customers who take the beverages home or elsewhere for consumption. Coca-Cola FEMSA also sells products through the “on-premise” segment, supermarkets and others. The “on-premise” segment consists of sales through sidewalk stands, restaurants, bars and various types of dispensing machines as well as sales through point-of-sale programs in concert halls, auditoriums and theaters by means of a series of arrangements with Mexican promoters.

Central America

In Central America, Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. In Central America, Coca-Cola FEMSA increased its pre-sale coverage by more than 20 percentage points in 2004 to almost 70% of total sales volume. In Coca-Cola FEMSA’s Central American operations, as in most of its territories, an important part of its total sales volume is through small retailers, and Coca-Cola FEMSA has low supermarket penetration.

Colombia

More than 50% of total sales volume in Colombia in 2004 was sold through the pre-sale system. The balance is sold through the traditional system. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors.

Venezuela

In Venezuela, close to 70% of total sales volume in 2004 was through the pre-sale system. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. During 2004, Coca-Cola FEMSA consolidated the operations of three of its 37 distribution facilities. Coca-Cola FEMSA’s Venezuelan operations distribute a significant part of total sales through small retailers, while supermarkets only represented approximately 6% of total sales in 2004.

Brazil

In Brazil, almost 100% of Coca-Cola FEMSA’s direct sales volume was through the pre-sale system, although the delivery of its finished products to customers is by a third party. At the end of 2004, Coca-Cola FEMSA operated 11 distribution facilities in its Brazilian territories. In contrast with the rest of its territories, which have low supermarket penetration, in Brazil Coca-Cola FEMSA sold more than 25% of its total sales volume through supermarkets in 2004. In addition, in designated zones, third party distributors purchase its products at a discount from the wholesale price and resell the products to retailers.

Argentina

As of December 31, 2004, Coca-Cola FEMSA operated five distribution centers in Argentina. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors.

In 2004, Coca-Cola FEMSA sold the majority of its products in the take-home segment, which consists of sales to consumers who take the beverages home or elsewhere for consumption. The percentage of total sales volume through supermarkets decreased from 17.9% in 2003 to 15.4% in 2004.

Competition

Although Coca-Cola FEMSA believes that its products enjoy wider recognition and greater consumer loyalty than those of its principal competitors, the soft drink segments in the territories in which Coca-Cola FEMSA operates are highly competitive. Coca-Cola FEMSA’s principal competitors are local bottlers of Pepsi and other bottlers and distributors of national and regional soft drink brands. Coca-Cola FEMSA faces increased competition in many of its territories from producers of low price beverages, commonly referred to as “B brands.” Competitive pressures in the territories acquired in the Panamco acquisition are different than those Coca-Cola FEMSA has historically faced. For example, a number of its competitors in Central America and Brazil offer both soft drinks and beer, which may enable them to achieve distribution efficiencies.

Recently, price discounting and packaging have joined consumer sales promotions, customer service and non-price retailer incentives as the primary means of competition among soft drink bottlers. Coca-Cola FEMSA competes by seeking to offer products at an attractive price in the different segments in its markets and by building on the value of its brands. Coca-Cola FEMSA believes that the introduction of new products and new presentations has been a significant competitive technique that allows it to increase demand for its products, provide different options to consumers and increase new consumption opportunities. See “—Sales Overview.”

Mexico

Coca-Cola FEMSA’s principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with those of Coca-Cola FEMSA. These competitors include Pepsi Gemex, S.A. de C.V. in central Mexico, a subsidiary of PBG, the largest bottler of Pepsi products globally, and several other Pepsi bottlers in central and southeast Mexico. In addition, Coca-Cola FEMSA competes with Cadbury Schweppes and with other national and regional brands in its Mexican territories. Coca-Cola FEMSA also faces an increase in competition from low price producers offering multiple serving size presentations in the soft drink industry. Competitive pressures further intensified in 2004.

Central America

In the countries that comprise Coca-Cola FEMSA’s Central America territory, its main competitors are Pepsi bottlers. In Guatemala and Nicaragua, Coca-Cola FEMSA competes against a joint venture between AmBev and The Central American Bottler Corporation; in Costa Rica, its principal competitor is Embotelladora Centroamericana, S.A. and in Panama, its main competitor is Refrescos Nacionales, S.A. Coca-Cola FEMSA has recently faced an increase in competition from low price producers offering multiple serving size presentations in some Central American countries.

Colombia

Coca-Cola FEMSA’s principal competitor in Colombia is Postobón S.A., which we refer to as Postobón, a well-established local bottler that sells flavored soft drinks, some of which have a wide consumption preference, such as cream soda, which is the second most popular category in the Colombian soft drink industry in terms of total sales volume, and that also sells Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia.

Venezuela

In Venezuela, Coca-Cola FEMSA’s main competitor is Pepsi-Cola Venezuela, C.A., a joint venture formed between PepsiCo. and Empresas Polar, S.A., the leading beer distributor in the country. Coca-Cola FEMSA also competes with the producers of Kola Real in part of the country.

Brazil

In Brazil, Coca-Cola FEMSA competes against AmBev, a Brazilian company with a portfolio of brands that includes Pepsi, local brands with flavors such as guaraná and proprietary beers. Coca-Cola FEMSA also competes against “B brands” or “Tubainas,” which are small, local producers of low cost flavored soft drinks in multiple serving presentations that represent an important portion of the soft drink market.

Argentina

In Argentina, Coca-Cola FEMSA’s main competitor is BAESA, a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition to BAESA, competition has intensified over the last several years with the entrance of a number of competitors offering generic, low priced soft drinks as well as many other generic products and private label proprietary supermarket brands.

Production and Distribution Facilities

Over the past several years, Coca-Cola FEMSA made significant capital improvements to modernize its facilities and improve operating efficiency and productivity, including:

•	increasing the annual capacity of its bottler plants;

•	installing clarification facilities to process different types of sweeteners;

•	installing plastic bottle-blowing equipment and can presentation capacity;

•	modifying equipment to increase flexibility to produce different presentations, including swing lines that can bottle both non-returnable and returnable presentations; and

•	closing obsolete production facilities.

As of December 31, 2004, Coca-Cola FEMSA owned 30 bottler plants company wide. By geographic region, Coca-Cola FEMSA has 12 bottler facilities in Mexico, four in Central America, six in Colombia, four in Venezuela, three in Brazil and one in Argentina.

Since the Panamco acquisition in May 2003, Coca-Cola FEMSA consolidated 22 of its plants into existing facilities, including four plants in Mexico, one in Central America, 11 in Colombia, five in Venezuela and one in Brazil. During the same period, Coca-Cola FEMSA has increased its productivity measured in unit cases sold by its remaining plants by more than 80% company wide as of December 31, 2004.

As of December 31, 2004 Coca-Cola FEMSA operated 244 distribution centers, more than 40% of which were in its Mexican territories. Coca-Cola FEMSA owns approximately 80% of these distribution centers and leases the remainder. See “—Product Distribution.”

The table below summarizes by country principal use, installed capacity and percentage utilization of Coca-Cola FEMSA’s production facilities:

Production Facility Summary

As of December 31, 2004

Country	Principal Use	Installed Capacity	Percentage Utilization(1)
		(in thousands of unit cases)
Mexico	Bottler Facility	1,584,395	58%
Guatemala	Bottler Facility	37,122	63
Nicaragua	Bottler Facility	38,800	73
Costa Rica	Bottler Facility	53,437	59
Panama	Bottler Facility	48,573	38
Colombia	Bottler Facility	335,695	42
Venezuela	Bottler Facility	330,373	51
Brazil	Bottler Facility	418,138	53
Argentina	Bottler Facility	178,652	77

(1)	Annualized rate.

Taxation of Soft Drinks

All the countries in which Coca-Cola FEMSA operates impose a value-added tax on the sale of soft drinks, with a rate of 15% in Mexico, 15% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 5% in Panama, 16% in Colombia, 15% in Venezuela, 18% (São Paulo) and 17% (Mato Grosso do Sul) in Brazil and 21% in Argentina. In addition, several of the countries in which Coca-Cola FEMSA operates impose the following excise or other taxes:

•	Mexico imposes a 20% excise tax on carbonated soft drinks produced with non-sugar sweeteners. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA—Mexico.”

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.25 as of December 31, 2004) per liter of soft drink.

•	Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, a 5% excise tax on local brands, a 10% tax on foreign brands and a 14% tax on mixers.

•	Panama imposes a 5% tax based on the cost of goods produced.

•	Brazil imposes an average production tax of 16.5% and an average sales tax of 4.6% in the territories where Coca-Cola FEMSA operates.

•	Argentina imposes an excise tax on colas and on flavored soft drinks containing less than 5% lemon juice or less than 10% fruit juice of 8.7%, and an excise tax on flavored soft drinks with 10% or more fruit juice and on mineral water of 4.2%.

Price Controls

At present, there are no price controls on Coca-Cola FEMSA’s products in any of its territories. In Mexico, prior to 1992, prices of carbonated soft drinks were regulated by the Mexican government. From 1992 to 1995, the industry was subject to voluntary price restraints. In response to the devaluation of the Mexican peso relative to the U.S. dollar in 1994 and 1995, however, the Mexican government adopted an economic recovery plan to control inflationary pressures in 1995. As part of this plan, the Mexican government encouraged the Asociación Nacional de Productores de Refrescos y Aguas Carbonatadas, A.C. (the National Association of Bottlers) to engage in voluntary consultations with the Mexican government with respect to price increases for returnable presentations. These voluntary consultations were terminated in 1996. In the last 10 years, the governments in Colombia, Brazil and Venezuela have also imposed formal price controls on soft drinks. The imposition of price controls in the future may limit Coca-Cola FEMSA’s ability to set prices and adversely affect its results of operations.

Raw Materials

Pursuant to the bottler agreements with The Coca-Cola Company, Coca-Cola FEMSA is required to purchase concentrate, including aspartame, an artificial sweetener used in diet sodas, for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company. The price of concentrate for all Coca-Cola trademark beverages is a percentage of the average price Coca-Cola FEMSA charges to its retailers net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage is set pursuant to periodic negotiations with The Coca-Cola Company. In connection with the Panamco acquisition, The Coca-Cola Company agreed that concentrate prices would not be raised through May 2004. See “Item 7. Major Shareholders and Related Party Transactions—Material Contracts—Coca-Cola FEMSA—The Coca-Cola Memorandum.” Since May 2004, concentrate price increases have been again set pursuant to periodic negotiations with The Coca-Cola Company. In most cases, concentrate is purchased in the local currency of the territory.

In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, resin and ingots to make plastic bottles, finished plastic and glass bottles, cans, closures and fountain containers, as well as other packaging materials. Coca-Cola FEMSA’s bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for packaging materials historically are determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin and plastic ingots to make plastic bottles and finished plastic bottles, which Coca-Cola FEMSA obtains from international and local producers. The prices of these materials are tied to crude oil prices, and Coca-Cola FEMSA has recently experienced volatility in the prices it pays for these materials. In Mexico, Coca-Cola FEMSA’s prices for resin increased by more than 20% in U.S. dollars in 2004. Resin prices may continue to increase in the future.

Under its agreements with The Coca-Cola Company, Coca-Cola FEMSA may use raw or refined sugar or high fructose corn syrup as sweeteners in its products. Sugar prices in all of the countries in which Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay in excess of international market prices for sugar. Coca-Cola FEMSA has experienced sugar price volatility in these territories as a result of changes in local conditions and regulations.

None of the materials or supplies that Coca-Cola FEMSA uses is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls or national emergency situations.

Mexico

Coca-Cola FEMSA purchases its returnable plastic bottles from Continental PET Technologies de México, S.A. de C.V, a subsidiary of Continental Can, Inc., which has been the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico. Coca-Cola FEMSA also purchases resin from Arteva Specialties, S. de R.L. de C.V. and Industrias Voridian, S.A. de C.V., which ALPLA Fábrica de Plásticos, S.A. de C.V., or ALPLA, manufactures into non-returnable plastic bottles for Coca-Cola FEMSA.

Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for the soft drink. Coca-Cola FEMSA purchases sugar from Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers. These purchases are regularly made under one-year agreements between PROMESA and each bottler subsidiary for the sale of sugar at a price that is determined monthly based on the cost of sugar to PROMESA. Coca-Cola FEMSA also purchases sugar from Beta San Miguel, S.A. de C.V., a sugar cane producer in which it holds a 2.54% equity interest.

In December 2001, the Mexican government expropriated the majority of the sugar mills in Mexico. To manage this industry, the Mexican government entered into a trust agreement with Nacional Financiera, S.N.C., a Mexican government-owned development bank, pursuant to which Nacional Financiera, S.N.C. acts as trustee. In addition, the Mexican government imposed a 20% excise tax, effective January 1, 2002, on carbonated soft drinks sweetened with high fructose corn syrup. As a result, Coca-Cola FEMSA converted its Mexican bottler facilities to sugar cane-based production in early 2002. On January 1, 2003, the Mexican government broadened the reach of this tax by imposing a 20% excise tax on carbonated soft drinks produced with non-sugar sweetener. The effect of these excise taxes was to limit Coca-Cola FEMSA’s ability to substitute other sweeteners for sugar. Coca-Cola FEMSA has initiated proceedings in Mexican federal court against this excise tax that have allowed it to cease paying the tax in 2005. Coca-Cola FEMSA is also resuming the use of high fructose corn syrup as a sweetener. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA—Mexico.”

Imported sugar is also presently subject to import duties, the amount of which is set by the Mexican government. As a result, sugar prices in Mexico are in excess of international market prices for sugar and increased by approximately 13% in 2004.

Central America

The majority of Coca-Cola FEMSA’s raw materials such as glass and plastic bottles and cans are purchased from several local suppliers. Sugar is available from one supplier in each country. Local sugar prices are significantly higher than international market prices, and Coca-Cola FEMSA’s ability to import sugar or high fructose corn syrup is limited.

Colombia

Coca-Cola FEMSA uses sugar as a sweetener in its products, which it buys from several domestic sources. Coca-Cola FEMSA purchases pre-formed ingots from a local supplier and Tapón Corona de Colombia S.A. in which it has a 40% equity interest. Coca-Cola FEMSA purchases all its glass bottles and cans from suppliers, in which its competitor Postobón owns a 40% equity interest. Other suppliers exist for glass bottles, however, cans are available only from this one source.

Venezuela

Coca-Cola FEMSA uses sugar as a sweetener in its products, of which the majority it purchases from the local market and the rest it imports mainly from Colombia. In the second half of 2003, there was a shortage of sugar due to the inability of the main sugar importers to access foreign currencies as a result of the exchange controls implemented at the beginning of 2003. During 2004, however, it was able to meet its sugar requirements. Coca-Cola FEMSA only buys glass bottles from one supplier, Productos de Vidrio, S.A., a local supplier, but there are other alternative suppliers authorized by The Coca-Cola Company. Coca-Cola FEMSA has several supplier options for plastic non-returnable bottles but it acquires most of its requirements from ALPLA de Venezuela, S.A. One exclusive supplier handles all of Coca-Cola FEMSA’s can requirements.

Brazil

Sugar is widely available in Brazil at internal market prices, which are generally lower than international prices. Coca-Cola FEMSA purchases glass bottles, plastic bottles and cans from several domestic and international suppliers.

Argentina

In Argentina, Coca-Cola FEMSA uses high fructose corn syrup from several different local suppliers as sweetener in its products instead of sugar. Coca-Cola FEMSA purchases glass bottles, plastic trays and other raw materials from several domestic sources. Coca-Cola FEMSA purchases pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other international suppliers. Coca-Cola FEMSA purchases crown caps from local and international suppliers. Coca-Cola FEMSA purchases its can presentations and juice-based products for distribution to customers in Buenos Aires from Complejo Industrial CAN S.A., in which Coca-Cola FEMSA owns a 48.1% equity interest.

FEMSA Cerveza

Overview and Background

FEMSA Cerveza is one of the two leading beer producers in Mexico measured in terms of sales volume. In 2004, FEMSA Cerveza sold 25.682 million hectoliters of beer. In 2004, FEMSA Cerveza was ranked the fifteenth-largest brewer in the world in terms of sales volume based on third party estimates. FEMSA Cerveza exports its products to more than 70 countries worldwide, with North America being its most important export market, followed by certain markets in Europe, Latin America and Asia. FEMSA Cerveza’s principal operating subsidiaries are Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which operates six breweries, and Cervezas Cuauhtémoc Moctezuma, S.A. de C.V., which operates our company-owned distribution centers.

In September 1994, Labatt, which was subsequently acquired by InBev (known as Interbrew prior to the combination of Interbrew and AmBev that was consummated on August 27, 2004), acquired 22% of FEMSA Cerveza and was granted an option to acquire an additional 8% that it exercised through a subsidiary in May 1998. On December 1, 1994, FEMSA Cerveza and Labatt entered into a joint venture agreement whereby both parties agreed to combine their United States beer businesses through their joint ownership of Labatt USA, 30% of which was owned by FEMSA Cerveza.

On August 31, 2004, we consummated a series of transactions with InBev, Labatt and certain of their affiliates to terminate the existing arrangements between FEMSA Cerveza and Labatt. As a result of these transactions:

•	FEMSA owns 100% of FEMSA Cerveza and existing arrangements among affiliates of FEMSA and InBev relating to governance, transfer of ownership and other matters with respect to FEMSA Cerveza have been terminated;

•	InBev indirectly owns 100% of Labatt USA, and existing arrangements among affiliates of FEMSA and InBev relating to governance, transfer of ownership and other matters with respect to Labatt USA have been terminated; and

•	Labatt USA’s right to distribute the FEMSA Cerveza brands in the United States terminated on December 31, 2004.

We paid InBev a total of US$ 1,245 million for its affiliates’ 30% interest in FEMSA Cerveza, which was financed as described under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing for InBev Transactions.”

As of December 20, 2004, our glass bottle and beverage can operations, previously part of FEMSA Empaques, became part of FEMSA Cerveza. The other non-core, smaller packaging operations continue to be operated by FEMSA Empaques, although FEMSA Empaques is now reported as part of our other business segment. See “—Other Business Segment.”

Business Strategy

FEMSA Cerveza’s objective is to produce, market, distribute and sell quality beer products, expanding its penetration in the Mexican market as well as in key export markets—particularly the United States. FEMSA Cerveza seeks to achieve profitable volume growth, thereby generating economic value for its shareholders.

In order to achieve its objectives in the Mexican market, FEMSA Cerveza seeks to:

•	implement advanced brand, packaging and price information gathering techniques at the point-of-sale to allow FEMSA Cerveza to fine tune its portfolio of brands and pricing at the level of individual retailers;

•	differentiate brand portfolios and increase the value of its brands by tailoring its portfolio of brands based on the attributes of each brand to specific markets using marketing techniques such as market segmentation, brand positioning and distinctive advertising campaigns;

•	establish profitable, long-term relationships with retailers by implementing client-specific strategies to help increase their sales and profitability, such as modifying commercial terms with retailers, promotions and types of refrigeration equipment and point-of-sale marketing materials;

•	achieve balanced and profitable retail distribution levels by selecting the appropriate mix of on- and off-premise accounts, and a balance of image-focused accounts (like upscale restaurants) and volume-driven accounts (like beer depots); and

•	pursue additional efficiencies and cost reductions on a continuing basis from production to final distribution, by pursuing specific cost reduction efforts, using information technology and improving business processes.

A key tool for FEMSA Cerveza to implement its strategy is its customized Enterprise Resource Planning, or ERP, system which brings together the different components of FEMSA Cerveza’s strategy and allows it to coordinate and improve business processes with the goal of generating improved results. FEMSA Cerveza’s ERP system has been implemented in all its breweries and in company-owned distribution centers accounting for approximately 79% of the domestic beer sales volume sold by all such distributors. See “—Enterprise Resource Planning.”

Product Overview

FEMSA Cerveza currently operates six breweries, all of which are located in Mexico, with an aggregate annual installed capacity of approximately 33.696 million hectoliters. In 2004, FEMSA Cerveza sold an aggregate volume of 25.682 million hectoliters, of which 23.442 million hectoliters were sold in the Mexican market and 2.240 million hectoliters were sold abroad. FEMSA Cerveza produces and/or distributes 15 brands of beer in as many as 11 different presentations, resulting in a portfolio of 67 different product offerings. The most important brands in FEMSA Cerveza’s portfolio include: Tecate, Carta Blanca, Sol and Superior. These four brands, all of which are distributed nationwide in Mexico, accounted for approximately 87% of FEMSA Cerveza’s domestic beer sales volume in 2004.

Per capita information, product segments, relative prices and packaging information with respect to FEMSA Cerveza have been computed and are based upon our statistics and assumptions.

The Mexican Beer Market

The Mexican beer market is the eighth largest beer market in the world in terms of industry sales volume in 2004 and is characterized by (1) concentrated domestic beer production, (2) regional market share differences, (3) the prevalence of government licensing regulations, (4) favorable demographics in the beer drinking population and (5) macroeconomic factors affecting the level of beer consumption.

Concentrated domestic beer production

Since 1985, Mexico has effectively had only two independent domestic beer producers, FEMSA Cerveza and Grupo Modelo. Grupo Modelo, a publicly traded company based in Mexico City, is the holding company of 76.8% of Diblo, S.A. de C.V., which operates the brewing and packaging subsidiaries of Grupo Modelo. Grupo Modelo’s principal beer brands are Corona, Modelo, Victoria and Pacífico. Grupo Modelo’s Corona brand is distributed nationwide in Mexico, while Victoria is distributed primarily in Mexico City and the surrounding areas and Pacífico is sold principally along the pacific coastal regions. Modelo Especial, Modelo Light and Pacífico are Grupo Modelo’s domestic can presentations. In addition, Grupo Modelo produces Corona in a can presentation for sale in export markets.

Historically, beer imports have not been a significant factor in the Mexican beer market, because they were subject to tariffs of up to 20%. Under NAFTA, the tariff on imported beer from the United States and Canada was gradually reduced and eventually eliminated in January 2001. Notwithstanding the reduction in tariff levels, imported beers accounted for approximately 1.8% of the total Mexican beer market in terms of sales volume during 2004. FEMSA Cerveza believes that tariff elimination has had a limited effect on the Mexican beer market because imported beers are largely premium and super-premium products sold in aluminum cans, which are a more expensive means of packaging in Mexico than beer sold in returnable bottles. However, periods of relative strength of the Mexican peso with respect to the U.S. dollar may lower the price of imported beer to consumers and may result in increased demand for imported beer in the Mexican market.

Regional market share differences

FEMSA Cerveza and Grupo Modelo are both strongest in beer markets in separate regions of Mexico. FEMSA Cerveza has a stronger market position in the northern and southern areas of Mexico while Grupo Modelo has a stronger market position in central Mexico. We believe that these regional market positions can be traced in part to consumer loyalty to the brand of beer that has historically been associated with a particular region. For example, FEMSA Cerveza’s Carta Blanca brand was first produced in Monterrey, Nuevo León in 1891. The strong regional identity in Monterrey and surrounding northeastern areas is reflected in the region’s preference for Carta Blanca and other FEMSA Cerveza brands.

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

The northern region of Mexico has traditionally enjoyed a higher per capita income level, attributable in part to its rapid industrialization within the last 50 years and to its commercial proximity to the United States. In addition, FEMSA Cerveza believes that per capita beer consumption is also greater in this region due to its warmer climate and a more ingrained beer culture.

Mexican Regional Demographic Statistics

Region	Percent of 2004 Total Population(1)	Percent of Total 2004 Gross Domestic Product(1)	Per Capita 2004 Gross Domestic Product
			(in thousands of Mexican pesos)
Northern	26.4%	31.6%	Ps.	84.4
Southern	22.6	15.2		47.2
Central	51.0	53.3		73.7
Total	100.0%	100.0%	Ps.	70.5

Sources:	Mexican Institute of Statistics and FEMSA Cerveza’s estimates.
(1)	Estimated.

Government regulation

The Mexican federal government regulates beer consumption in Mexico primarily through taxation while local governments in Mexico regulate primarily through the issuance of licenses that authorize retailers to sell alcoholic beverages.

Federal taxes on beer currently consist of a 25% excise tax and a 15% value-added tax, which together represent 43.75% of the total pre-tax price of beer to retailers. The beer excise tax has remained constant at 25% since January 1998. The tax component of retail beer prices is significantly higher in Mexico than in the United States.

The number of retail outlets authorized to sell beer is controlled by local jurisdictions, which issue licenses authorizing the sale of alcoholic beverages. Other regulations regarding beer consumption in Mexico vary according to local jurisdiction and include limitations on the hours during which restaurants, bars and other retail outlets are allowed to sell beer and other alcoholic beverages. FEMSA Cerveza has been engaged in addressing these limitations at various levels, including efforts with governmental and civil authorities to promote better education for the responsible consumption of beer. For instance, as part of its ongoing community activities, FEMSA Cerveza has been an active sponsor of a nationwide designated driver program in Mexico.

Since July 1984, Mexican federal regulation has required that all forms of beer packaging carry a warning advising that excessive consumption of beer is hazardous to one’s health. In addition, the Ley General de Salud (the General Health Law), requires that all beers sold in Mexico maintain a sanitation registration with the Secretaría de Salud (the Ministry of Health).

Demographics of beer drinking population

We estimate that annual per capita beer consumption for the total Mexican population reached approximately 53 liters in 2004. The legal drinking age is 18 in Mexico. We consider the population segment of men between the ages of 18 and 45 to be FEMSA Cerveza’s primary market. At least 39% of the Mexican population is under the age of 18 and, therefore, is not considered to be part of the beer drinking population.

Based on historical trends and what management perceives as the continued social acceptance of beer consumption, FEMSA Cerveza believes that general population growth will result in an increase in the number of beer consumers in Mexico. Based on historical trends as measured by the Mexican Institute of Statistics, we expect the Mexican population to grow at an average annual rate of approximately 1.2% per year over the period from 2005 to 2010. We estimate that over the next 10 years approximately in excess of 1.5 million additional people per year will become potential beer consumers due to the natural aging of the Mexican population.

In 2004, estimated annual per capita beer consumption was approximately 53 liters in Mexico, as compared to approximately 81 liters in the United States. Generally speaking, countries with higher per capita beer consumption have relatively higher per capita income. In 2004, per capita income in Mexico was equivalent to approximately US$ 6,250, compared to a per capita income of approximately US$ 39,689 in the United States. FEMSA Cerveza identifies approximately 63% of its consumers as blue collar, 26% as white collar and the remaining 11% as students, unemployed, retirees or other.

Macroeconomic influences affecting beer consumption

We believe that consumption activity in the Mexican beer market is heavily influenced by the general level of economic activity in Mexico, the country’s gross wage base, changes in real disposable income and employment levels. As a result, the beer industry reacts sharply to economic change. The industry generally experiences high volume growth in periods of economic strength and slower volume growth or volume contraction in periods of economic weakness. Domestic beer sales declined in 1982, 1983 and 1995. These sales decreases correspond to periods in which the Mexican economy experienced severe disruptions. Similarly, the economic slowdown observed in 2001 and 2002 corresponded to a reduction in domestic beer sales in 2002. In 2003, given the effect of a continued economic slowdown on consumers, FEMSA Cerveza decided not to increase prices. The reduction in prices in real terms (after giving effect to inflation) was the main driver for increasing sales volumes during 2003. In 2004, growth in Mexico’s gross domestic product was the main driver for increasing beer sales volume, despite price increases in nominal terms in the Mexican beer industry.

Mexican Beer Prices

After more than 18 months without a price increase, FEMSA Cerveza increased prices during the first quarter of 2004. The effect of these price increases was partially offset by increases in promotional activity that reduced the price of beer, due to a strong competitive environment, especially during the second half of the year.

For the Mexican beer industry as a whole, average retail beer prices increased 3.3% in nominal terms, which amounted to a 1.9% decrease in real terms after considering Mexican inflation for the year. The following table shows relative real average retail prices since 2000 for the Mexican beer industry:

Mexican Beer Industry

Cumulative Real Retail Beer Price Index: 2000-2004

(2000 = 100%)

Year Ended December 31,
2004	2003	2002	2001	2000
94.8	96.7	100.4	100.1	100.0

Source:	Banco de México

FEMSA Cerveza’s Beer Sales Volume

FEMSA Cerveza volume figures contained in this annual report refer to invoiced sales volume of beer. Invoiced sales volume represents the quantity of hectoliters of beer sold by FEMSA Cerveza’s breweries to unaffiliated distributors and by affiliated distributors to retailers. The term hectoliter means 100 liters or approximately 26.4 U.S. gallons.

FEMSA Cerveza’s total beer sales volume totaled 25.682 million hectoliters in 2004, an increase of 4.5% from total sales volume of 24.564 million hectoliters in 2003. In 2004, FEMSA Cerveza’s domestic beer sales volume increased by 3.8% to 23.442 million hectoliters and export beer sales volume increased by 13.0% to 2.240 million hectoliters.

FEMSA Cerveza Total Beer Sales Volumes

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(in thousands of hectoliters)
Domestic beer sales volume	23,442	22,582	21,856	22,018	21,868
Export beer sales volume	2,240	1,982	1,955	1,843	1,728

Total beer sales volume	25,682	24,564	23,811	23,861	23,596

FEMSA Cerveza’s domestic beer sales volume recorded a compounded average growth rate of 1.8% for the period 2000 through 2004. This compares with the 1.6% compounded average growth rate of Mexican GDP for the same period. Domestic beer sales for the same period recorded a 0.7% compounded average growth rate. FEMSA Cerveza’s export sales volume recorded a compound average growth rate of 6.7% for the same period, while the compound average growth rate for export sales was 7.0%.

FEMSA Cerveza’s Beer Presentations

FEMSA Cerveza produces and distributes beer in returnable glass bottles and kegs and in non-returnable aluminium cans and glass bottles. FEMSA Cerveza uses the term presentation to reflect these packaging options. The following table shows the percent of total beer sales volume by presentation for the year ended December 31, 2004:

FEMSA Cerveza’s Total Beer Volume by Presentation

Year Ended December 31, 2004

Presentation	Percentage
Returnable bottles.	63.7%
Non-returnable bottle	9.6
Cans	24.9
Kegs	1.8

Total	100.0%

Returnable presentations

The most popular form of packaging in the Mexican beer market is the returnable bottle. FEMSA Cerveza believes that the popularity of the returnable bottle is attributable to its lower price to the consumer. While returnable bottles generally cost approximately twice as much to produce as non-returnable bottles, returnable bottles may be reused an average of 30 times before being recycled. As a result, beer producers are able to charge lower prices for beer in returnable bottles. Because non-returnable presentations are the most expensive, we believe that demand for these presentations is highly sensitive to economic factors. During periods when the Mexican economy is weak, returnable sales volume generally increase at a faster rate relative to non-returnable sales volume.

Non-returnable presentations

FEMSA Cerveza’s presentation mix in Mexico has been growing in non-returnable presentations in the last few years, as we tailor our offering to consumer preferences and provide different convenient alternatives. The vast majority of export sales are in non-returnable presentations.

Relative Pricing in the Mexican Market

Returnable bottles and kegs are the least expensive beer presentation on a per-milliliter basis. Cans and non-returnable bottles have historically been priced higher than returnable bottles. The consumer preference for presentations in cans has varied considerably over the past 20 years, rising in periods of economic prosperity and declining in periods of economic austerity, reflecting the price differential between these forms of packaging.

In 2004, FEMSA Cerveza decreased slightly the relative price of its non-returnable presentations as compared to the 325 milliliter returnable glass presentation. The following table presents the relative pricing by most significant beer presentation in the domestic market as of the year ended December 31, 2004:

Domestic Beer Relative Pricing by Presentation

As of December 31, 2004

Presentation	Relative Prices(1)
Returnable bottle—325 milliliter	1.00
Non-Returnable bottle—325 milliliter	1.22
Cans—12 ounce	1.32

(1)	Relative prices are based on information provided by FEMSA Cerveza with respect to its products and reflect wholesale prices excluding taxes. The 325 milliliter returnable bottle was used as the reference price for calculating relative prices.

Exports

FEMSA Cerveza’s principal export market is the United States and its export strategy focuses on that country. In particular, FEMSA Cerveza concentrates efforts on its core markets located in the sun-belt states bordering Mexico, while seeking to develop its brands in key imported beer markets located in the eastern United States. FEMSA Cerveza believes that these two regions of the United States represent its greatest potential market outside of Mexico.

Prior to January 1, 2005, Labatt USA was the importer of FEMSA Cerveza’s brands in the United States. On June 21, 2004, FEMSA Cerveza and two of its subsidiaries entered into distributor and sublicense agreements with Heineken USA. In accordance with these agreements, on January 1, 2005, Heineken USA became the exclusive importer, marketer and seller of FEMSA Cerveza’s brands in the United States. These agreements will expire on December 31, 2007.

Export beer sales volume of 2.240 million hectoliters represented 8.7% of FEMSA Cerveza’s total beer sales volume in 2004 and accounted for 8.1% of FEMSA Cerveza’s total beer sales. The following table highlights FEMSA Cerveza’s export beer sales volumes and export beer sales:

FEMSA Cerveza Export Summary

	Year Ended December 31,
	2004	2003	2002	2001	2000
Export beer sales volume(1)	2,240	1,982	1,955	1,843	1,728
Volume growth(2)	13.0%	1.4%	6.1%	6.6%	14.4%
Percent of total beer sales volumes	8.7%	8.1%	8.2%	7.7%	7.3%

Export beer sales:
Mexican pesos(3) (millions)	1,800	1,557	1,394	1,309	1,398
U.S. dollars(4) (millions)	156	133	127	123	115
Revenue growth (US$)(2)	16.7%	4.6%	3.7%	7.3%	13.8%
Percent of total beer sales	8.1%	7.2%	6.5%	6.3%	6.9%

Source:	FEMSA Cerveza.
(1)	Thousands of hectoliters.
(2)	Percentage change over prior year.
(3)	Constant Mexican pesos at December 31, 2004.
(4)	Export beer sales are invoiced and collected in U.S. dollars.

FEMSA Cerveza currently exports its products to more than 70 countries. The principal export markets for FEMSA Cerveza are North America, Europe, Latin America and Asia. In 2004, export beer sales volume to these regions accounted for 92.2%, 3.2%, 3.0% and 1.6%, respectively, of FEMSA Cerveza’s export beer sales volume.

In 2004, FEMSA Cerveza began local production and sales of its Sol brand in Brazil through a license agreement with Kaiser, that distributes beer using the distribution network of our subsidiary Coca-Cola FEMSA and other distributors in other key areas not covered by Coca-Cola FEMSA’s distribution network. This venture enables FEMSA Cerveza to leverage Kaiser and Coca-Cola FEMSA’s extensive knowledge of the Brazilian beverage market to offer a fresher product to a wider audience, while maintaining the quality standards found at FEMSA Cerveza’s Mexican breweries.

FEMSA Cerveza’s principal export brands are Tecate, XX Lager, Dos Equis (Amber) and Sol. These brands collectively accounted for 93% of FEMSA Cerveza’s export sales volume for the year ended December 31, 2004.

FEMSA Cerveza’s Principal Export Brands

Year Ended December 31, 2004

Brand	Percent of Export Volume
Tecate	57.9%
XX Lager and Dos Equis (Amber)	23.8
Sol	11.1
Carta Blanca	5.0
Bohemia	2.2

Total	100.0%

Seasonality

Demand for FEMSA Cerveza’s beer is highest in the Mexican summer season, and consequently, brewery utilization rates are at their highest during this period. Demand for FEMSA Cerveza’s products also tends to increase in the month of December, reflecting consumption during the holiday season. Demand for FEMSA Cerveza’s products decreases during the months of November, January and February primarily as a result of colder weather in the northern regions of Mexico.

Primary Distribution

FEMSA Cerveza’s primary distribution is from its production facilities to its distribution centers’ warehouses. FEMSA Cerveza delivers to a combination of company-owned and third party distributors. In an effort to improve the efficiency and alignment of the distribution network, FEMSA Cerveza has adjusted its relationship with independent distributors by implementing franchise agreements and as a result, has achieved economies of scale through alignment with FEMSA Cerveza’s operating systems. FEMSA Cerveza has also increased the number of company-owned distributors by acquiring third party distributors in recent years. In 2004, approximately 75% of FEMSA Cerveza’s domestic beer sales volume passed through 226 company-owned distribution centers. The remaining 25% was sold through 83 independent distributors operating under agreements with FEMSA Cerveza, approximately 17% of which are operating under franchise agreements. A franchise agreement is offered only to those distributors that meet certain standards of operating capabilities, performance and alignment. FEMSA Cerveza has historically and intends to continue in the future to acquire those distributors that do not meet these standards. Through this initiative FEMSA Cerveza will continue to seek to increase its domestic beer sales volume through company-owned distribution centers.

In addition to distributing its own brands, on June 22, 2004, FEMSA Cerveza’s brewing subsidiary and Coors Brewing Company entered into an agreement pursuant to which FEMSA Cerveza’s subsidiary was appointed the exclusive importer, distributor, marketer and seller of Coors Light beer in Mexico.

Retail Distribution

The main sales outlets for beer in Mexico are small, independently-owned “mom and pop” grocery stores, dedicated beer stores or “depósitos,” liquor stores and bars. Supermarkets account for only a small percentage of beer sales in Mexico. In addition, FEMSA Comercio operates a chain of more than 3,466 convenience stores under the trade name Oxxo that exclusively sell FEMSA Cerveza’s brands.

Distribution of FEMSA Cerveza Domestic Beer Sales Volume by Outlet

Year Ended December 31, 2004

Points of Sale	Percentage
Small grocery stores	20.8%
Beer and liquor stores	31.2
Mini-markets and convenience stores	18.1
Other points of sale	9.0

Subtotal	79.1

Consumption Centers	Percentage
Bars	8.8%
Restaurants	4.1
Nightclubs	2.1
Other consumption centers	5.9

Subtotal	20.9

Total	100.0%

The Mexican retail market is fragmented and characterized by a preponderance of small outlets that are unable and unwilling to maintain meaningful inventory levels. Consequently, FEMSA Cerveza must make frequent product deliveries to its retailers. In recent years, FEMSA Cerveza has implemented the pre-sale process of distribution in its markets to improve its distribution practices. The pre-sale process is a distribution method in which the sales and delivery functions are separated and trucks are loaded with the actual mix of products that retailers have previously ordered. One of the primary objectives of pre-sale is to separate sales from distribution to ensure more reliable market access and to enhance efficiency by reducing the number of secondary distribution routes in otherwise highly fragmented markets. Where pre-sale has been implemented, we have experienced a significant reduction in unsold product and a net reduction in distribution personnel. The existence of the pre-sale process facilitates systematic product delivery and helps discipline product inventory at the point-of-sale. Furthermore, pre-sale has enabled FEMSA Cerveza to collect customer and consumer information directly from the marketplace, which then becomes valuable in defining brand portfolios by channel. See “—Marketing Strategy.”

During 2004, FEMSA Cerveza completed the implementation of the pre-sale process in its company-owned distribution centers, which as of December 31, 2004 represented 86% of the beer sales volume of FEMSA Cerveza’s company-owned distribution centers. As of December 31, 2004, FEMSA Cerveza serves more than 285,000 retailers and its distribution network operates approximately 1,973 retail distribution routes. This is slightly lower than the number of routes in operation in 2003 (without considering 91 routes acquired from third party distributors during 2004), and reflects the reconfiguration in distribution logistics as a result of the implementation of pre-sale in many key markets.

Enterprise Resource Planning

Since 2001, FEMSA Cerveza has embarked on the implementation of an ERP system, with the ultimate objective of possessing an information and control platform that supports all commercial activities nationwide and correlates them with the administrative and business development decision-making process occurring in our central office. The ERP system has gone through a development phase in which the design, organization and configuration of the system have been evaluated. In this phase, special care has been given to defining functions and procedures, which in some cases have spanned departmental divisions, in order to produce a cohesive set of operating processes. We have implemented the basic modules of the ERP system throughout the company. These ERP modules operate under the SAP® software platform.

In 2003, FEMSA Cerveza started the rollout of the ERP commercial module in its company-owned distribution centers. By the end of 2004, ERP had been installed in company-owned distribution centers representing approximately 79% of the sales volume of such distributors for the year. As FEMSA Cerveza advances in the implementation process, it is also working to increase its personnel capabilities in order to take advantage of the new tools and improve its decision-making processes. FEMSA Cerveza expects that this percentage will continue to increase. By the end of 2005, all domestic beer sales volume of FEMSA Cerveza’s company-owned distribution centers is expected to be operating through ERP, and during 2006 FEMSA Cerveza expects to implement ERP in some of its most important third party distributors.

Marketing Strategy

FEMSA Cerveza focuses on the consumer by segmenting its markets and positioning its brands accordingly, striving to develop brand and presentation portfolios that provide the best alternatives for every consumption occasion, within every market segment and at the appropriate price points. By segmenting its markets, we refer to the technique whereby we target a particular group of consumers with specific characteristics, such as a geographic region or age group. Continuous market research provides feedback that is used to evolve and adapt our product offerings to best satisfy our consumers’ needs. We are increasingly focused on micro-segmentation, where we use our market research and our information technology systems to target smaller market segments, including in some cases the individual point-of-sale.

FEMSA Cerveza also focuses on the retailer by designing and implementing channel marketing at the point-of-sale such as promotional programs, providing merchandising materials and, where appropriate, refrigeration equipment. A channel refers to a point-of-sale category, or sub-category, such as supermarkets, beer depots, restaurants, etc. Furthermore, we are always attempting to develop new channels in order to capture incremental consumption opportunities for our brands.

In order to coordinate the brand and channel strategies, we are developing and implementing integrated marketing programs, which aim to improve brand value through the simultaneous use of mass media advertising and targeted marketing efforts at the point-of-sale as well as event sponsorships. Our marketing program for a particular brand seeks to emphasize in a consistent manner the distinctive attributes of that brand.

Plants and Facilities

FEMSA Cerveza currently operates six breweries with an aggregate monthly production capacity of 2,808 thousand hectoliters, equivalent to approximately 33.7 million hectoliters of annual capacity. Each of FEMSA Cerveza’s breweries has received ISO 9002 certification and a Clean Industry Certification (Industria Limpia) given by Mexican environmental authorities. A key consideration in the selection of a site for a brewery is its proximity to potential markets, as the cost of transportation is a critical component of the overall cost of beer to the consumer. FEMSA Cerveza’s breweries are strategically located across the country, as shown in the table below, to better serve FEMSA Cerveza’s distribution system.

FEMSA Cerveza Brewing Plants

as of December 31, 2004

FEMSA Cerveza Facility Capacity Summary

Year Ended December 31, 2004

Brewery	Average Annualized Capacity
(in thousands of hectoliters)
Orizaba	7,200
Monterrey	7,800
Toluca	5,400
Navojoa	5,400
Tecate	4,680
Guadalajara	3,216

Total	33,696

Average capacity utilization	74.6%

Between 2000 and 2004, FEMSA Cerveza increased its average monthly production capacity by approximately 300,000 hectoliters through additional investments in existing facilities. During 2004, FEMSA Cerveza expanded average monthly capacity in the Navojoa brewery to achieve a production of 450,000 hectoliters. FEMSA Cerveza’s management believes that it will be able to continue to adequately expand its production capacity by investing in existing facilities.

FEMSA Cerveza operates seven effluent water treatment systems to treat the water used by the breweries, all of which are wholly owned by FEMSA Cerveza except for the effluent treatment system at the Orizaba brewery, which is a joint venture among FEMSA Cerveza, several other local companies and the government of the state of Veracruz.

Glass Bottles and Cans

On December 20, 2004, the glass bottle and can operations that were formerly part of FEMSA Empaques became part of FEMSA Cerveza. These operations produce (1) beverage cans and can ends, (2) glass bottles and (3) crown caps for glass bottle presentations. The operations include a silica sand mine, which provides materials necessary for the production of glass bottles. The following table provides a summary of the facilities for these operations:

FEMSA Cerveza Glass Bottle and Beverage Can Operations Product Summary

Year Ended December 31, 2004

Product	Location	Annual Production Capacity(1)	% Average Capacity Utilization
Beverage cans	Ensenada	1,600	100.0
	Toluca	1,800	100.0

		3,400	100.0
Can ends	Monterrey	4,200	92.3
Crown cap	Monterrey	18,000	92.7
Glass bottles	Orizaba	1,300	87.8
Bottle decoration	Nogales	400	47.3
Silica sand	Acayucan	402	98.0

(1)	Amounts are expressed in millions of units of each product, except for silica sand which is expressed in thousands of tons.

Two plants produce aluminum beverage can bodies at production facilities in Ensenada and Toluca, and another plant produces can ends at a production facility in Monterrey. During 2004, 50% of the beverage can volume produced by these plants was used by FEMSA Cerveza and the remaining amount was sold to third parties.

Glass bottles are produced at a glass production facility in Orizaba, Veracruz and bottles are decorated at a plant in Nogales, Veracruz. During 2004, 76% of the glass bottle volume produced by these plants was used by FEMSA Cerveza, 19% was sold to Coca-Cola FEMSA and the remaining 5% was sold to third parties.

Raw Materials

Malted barley, hops, certain grains, yeast and water are the principal ingredients used in manufacturing FEMSA Cerveza’s beer products. The principal raw materials used by FEMSA Cerveza’s packaging operations include aluminum, steel and silica sand. All of these raw materials are generally available in the open market. FEMSA Cerveza satisfies its commodity requirements through purchases from various sources, including purchases pursuant to contractual arrangements and purchases in the open market.

Aluminum is the most significant raw material used in FEMSA Cerveza’s packaging operations to make aluminum cans and can ends. FEMSA Cerveza purchases aluminum directly from international suppliers on a contractual basis. These contracts generally have terms of six months or one year and specify prices free-on-board at FEMSA Cerveza’s facilities. Companies such as Alcoa, Nittetsu-Shoji, Alcan, CSN and Rasselstein have been selected as suppliers. Prices for aluminum have been volatile in recent periods, and market prices increased approximately by 20% in 2004. Prices of aluminum are generally quoted in U.S. dollars, and FEMSA Cerveza’s cost is therefore affected by changes in exchange rates. For example, a depreciation of the Mexican peso against the U.S. dollar will increase the cost to FEMSA Cerveza of aluminum, as its sales are generally denominated in Mexican pesos. To date, FEMSA Cerveza’s silica sand mine has been able to satisfy all of the silica sand requirements of its glass bottle operations.

Barley is FEMSA Cerveza’s most significant raw material for the production of its beer products. The prices and supply sources of agricultural raw materials are determined by, among other factors, the level of crop production, weather conditions, export demand and government regulations and legislation affecting agriculture. The principal source of barley for the Mexican beer industry is the domestic harvest. If domestic production is insufficient to meet the industry’s requirements, barley (or its equivalent in malt) can be obtained from international markets. Before 2003, pursuant to NAFTA, an annual duty-free import quota for barley (or its equivalent in malt) was set. In 2003, under NAFTA, barley imports from the U.S. and Canada are tax-free and there are no import quota restrictions. Prior to NAFTA, domestic barley prices were significantly higher than international barley prices. Since the implementation of NAFTA, domestic barley prices have declined, and local producers now generally price their crop so that, after accounting for transportation and other import-related expenses, domestic barley is generally the same price as imported barley. We have generally been able to obtain our barley requirements in the domestic market. Hops is the only ingredient that is not available domestically. FEMSA Cerveza imports hops primarily from the United States and Europe.

FEMSA Comercio

Overview and Background

FEMSA Comercio operates the largest chain of convenience stores in Mexico, measured in terms of number of stores as of December 31, 2004, under the trade name Oxxo. As of December 31, 2004, FEMSA Comercio operated 3,466 Oxxo stores located in 26 states of the country, with a particularly strong presence in the northern part of Mexico.

FEMSA Comercio, the largest single customer of FEMSA Cerveza and of the Coca-Cola system in Mexico, was established by FEMSA in 1978 when two Oxxo stores were opened in Monterrey, one store in Mexico City and another store in Guadalajara. The motivating factor behind FEMSA’s entrance into the retail industry was to enhance beer sales through company-owned retail outlets as well as to gather information on customer preferences. In 2004, sales of beer through Oxxo represented 7.3% of FEMSA Cerveza’s domestic beer sales volume as well as approximately 13.4% of FEMSA Comercio’s revenues. In 2004, a typical Oxxo store carried 2,372 different store keeping units (SKUs) in 37 main product categories, representing a significant increase in the product offering historically carried by Oxxo stores.

In recent years, FEMSA Comercio has gained importance as an effective distribution channel for our beverage products, as well as a rapidly growing point of contact with our consumers. Based on the belief that location plays a major role in the long-term success of a retail operation such as a convenience store, as well as a role in our continually improving ability to accelerate and streamline the new-store development process, FEMSA Comercio has focused on a strategy of rapid, profitable growth. FEMSA Comercio opened 437, 582 and 668 net new Oxxo stores in 2002, 2003 and 2004, respectively. The accelerated expansion yielded total revenue growth of 24.8% to reach Ps. 22,838 million in 2004, while same store sales increased 8.9%, which was considerably higher than the retail industry average. FEMSA Comercio served approximately 846 million customers in 2004 compared to 628 million in 2003.

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

FEMSA Comercio has made and will continue to make significant investments in information technology to improve its ability to capture customer information from its existing stores and to improve its overall operating performance. Approximately 98.9% of the products carried through Oxxo stores are bar-coded, and 100% of the Oxxo stores are equipped with point-of-sale systems that are integrated into a company-wide computer network. To implement revenue management strategies, FEMSA Comercio created a division in charge of product category management for products, such as beverages, fast food and perishables, to enhance and better utilize its consumer information base and market intelligence capabilities. FEMSA Comercio is implementing an ERP system, which will allow FEMSA Comercio to redesign its key operating processes and enhance the usefulness of its market information going forward.

FEMSA Comercio has adopted innovative promotional strategies in order to increase store traffic and sales. In particular, FEMSA Comercio sells high-frequency items such as beverages, snacks and cigarettes at competitive prices. FEMSA Comercio’s ability to implement this strategy profitably is partly attributable to the size of the Oxxo chain, as FEMSA Comercio is able to work together with its suppliers to implement their revenue-management strategies through differentiated promotions. Oxxo’s national and local marketing and promotional strategies are an effective revenue driver and a means of reaching new segments of the population while strengthening the Oxxo brand. For example, the organization has refined its expertise in executing cross promotions (discounts on multi-packs or sales of complementary products at a special price) and targeted promotions to attract new customer segments, such as housewives, by expanding the offerings in the grocery product category in certain stores.

Store Locations

With 3,466 Oxxo stores in Mexico as of December 31, 2004, FEMSA Comercio operates the largest convenience store chain in Latin America measured by number of stores. Oxxo stores are concentrated in the northern part of Mexico, but also have a growing presence in central Mexico and the Gulf coast.

FEMSA Comercio has aggressively expanded its number of stores over the past several years. The average investment required to open a new store varies, depending on location and format and whether the store is opened in an existing retail location or requires construction of a new store. FEMSA Comercio is generally able to use supplier credit to fund the initial inventory of new stores.

Growth in Total Oxxo Stores

	Year Ended December 31,
	2004	2003	2002	2001	2000
Total Oxxo stores	3,466	2,798	2,216	1,779	1,482
Store growth (% change over previous year)	23.9%	26.3%	24.6%	20.0%	21.0%

FEMSA Comercio expects to continue the growth trend established over the past several years by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets. Management believes that the southeast part of Mexico is particularly underserved by the convenience store industry.

The identification of locations and pre-opening planning in order to optimize the results of new stores are important elements in FEMSA Comercio’s growth plan. FEMSA Comercio continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores unable to maintain benchmark standards are generally closed. Between December 31, 2000 and 2004, the total number of Oxxo stores increased by 1,984, which resulted from the opening of 2,053 new stores and the closing of 69 existing stores.

Competition

Oxxo competes in the convenience store segment of the retail market with 7-Eleven, Super Extra, Circle-K and AM/PM, as well as other local convenience stores. The format of these stores is similar to the format of the Oxxo stores. Oxxo competes both for consumers and for new locations for stores and the managers to operate those stores. Based on an internal market survey conducted by FEMSA Comercio, management believes that, as of December 31, 2004, there were approximately 5,770 stores in Mexico that could be considered part of the convenience store segment of the retail market. Oxxo is the largest chain in Mexico, operating more than half of these stores. Furthermore, FEMSA Comercio operates in 26 states and has much broader geographical coverage than any of its competitors in Mexico.

Market and Store Characteristics

Market Characteristics

FEMSA Comercio is placing increased emphasis on market segmentation and differentiation of store formats to more appropriately serve the needs of customers on a location-by-location basis. The principal segments include residential neighborhoods, commercial and office locations and stores near schools and universities, along with other types of specialized locations.

Approximately 71% of Oxxo’s customers are between the ages of 15 and 35. FEMSA Comercio also segments the market according to demographic criteria, including income level.

Store Characteristics

The average size of an Oxxo store is approximately 112 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 184 square meters and, when parking areas are included, the average store size increases to approximately 425 square meters.

FEMSA Comercio—Operating Indicators

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(percentage increase compared to previous year)
Total FEMSA Comercio revenues	24.8%	24.5%	18.2%	19.1%	28.0%
Oxxo same-store sales(1)	8.9%	8.2%	6.0%	6.4%	13.4%

	(percentage of total)
Beer-related data:
Beer sales as % of total store sales	13.4%	12.8%	13.3%	13.6%	14.0%
Oxxo store sales as a % of FEMSA Cerveza’s volume	7.3%	5.4%	4.5%	3.9%	3.7%

(1)	Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for at least 13 months with the sales of those same stores during the previous year.

Beer, telephone cards, soft drinks and cigarettes represent the main product categories for Oxxo stores. FEMSA Comercio has a distribution agreement with FEMSA Cerveza. As a result of this agreement, Oxxo stores only carry beer brands produced by FEMSA Cerveza. Prior to 2001, Oxxo stores had informal agreements with Coca-Cola bottlers, including Coca-Cola FEMSA’s territories in central Mexico, to sell only their products. Since 2001, a limited number of Oxxo stores began selling Pepsi products in certain cities in northern Mexico, as part of a defensive competitive strategy.

Approximately 88% of Oxxo stores are operated by independent managers responsible for all aspects of store operations. The managers are commission agents and are not employees of FEMSA Comercio. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store. FEMSA Comercio continually invests in on-site operating personnel, with the objective of promoting loyalty, customer-service and low personnel turnover in the stores.

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

Management believes that the Oxxo chain’s scale of operations provides FEMSA Comercio with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. Given the fragmented nature of the retail industry in Mexico in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks, cigarettes and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 73% of the products carried by the Oxxo chain are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by FEMSA Comercio’s distribution system, which includes six regional warehouses located in Monterrey, Mexico City, Guadalajara, Mexicali, Mérida and León. The distribution centers operate a fleet of approximately 180 trucks that make deliveries to each store approximately every week.

Seasonality

Oxxo stores experience periods of high demand in December, as a result of the holidays, and in July and August, as a result of increased consumption of beer and soft drinks during the hot summer months. The months of November and February are generally the weakest sales months for Oxxo stores. In general, colder weather during these months reduces store traffic and consumption of cold beverages.

Other Stores

FEMSA Comercio also operates other stores under the names Bara, Six and Matador.

Other Business Segment

Our other business segment consists of the following smaller operations that support our core operations:

•	The remaining subsidiaries of FEMSA Empaques that were not integrated in FEMSA Cerveza manufacture commercial refrigerators, labels and flexible packaging. The refrigeration business produces vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 180,300 units at December 31, 2004. In 2004, this business sold 135,928 refrigeration units, 20% of which were sold to FEMSA Cerveza, 40% of which were sold to Coca-Cola FEMSA and the remainder were sold to third parties. The labeling and flexible packaging business has its facility in Monterrey with an annual production capacity of 13,500 tons of flexible packaging. In 2004, this business sold 20% of its label sales volume to FEMSA Cerveza, 17% to Coca-Cola FEMSA and 63% to third parties. Management believes that growth at these businesses will continue to reflect the marketing strategies of Coca-Cola FEMSA and FEMSA Cerveza.

•	Our logistics services subsidiary provides logistics services to Coca-Cola FEMSA, FEMSA Empaques, the packaging operations of FEMSA Cerveza, FEMSA Comercio and third party clients that either supply or participate directly in the Mexican beverage industry or in other industries. This business provides integrated logistics support for its clients’ supply chain, including the management of carriers and other supply chain services.

•	One of our subsidiaries is the owner of the Mundet brands of soft drinks and certain concentrate production equipment, which are licensed to and produced and distributed by Coca-Cola FEMSA.

•	Our corporate services subsidiary employs all of our corporate staff, including the personnel managing the areas of finance, corporate accounting, taxation, legal, financial and strategic planning, human resources and internal audit. Through this subsidiary, we direct, control, supervise and review the operations of our sub-holding companies. FEMSA Cerveza, FEMSA Empaques and FEMSA Comercio pay management fees for the services provided to them. In addition, FEMSA Cerveza and Coca-Cola FEMSA have each entered into a services agreement pursuant to which they pay for specific services.

Description of Property, Plant and Equipment

As of December 31, 2004, we owned all of our manufacturing facilities and substantially all of our warehouses and distribution centers. Our properties primarily consisted of production and distribution facilities for our beer and soft drink operations and office space. In addition, FEMSA Comercio owns approximately 12% of the Oxxo store locations, while the other stores are located in properties that are rented under long-term lease arrangements with third parties.

The table below sets forth the location, principal use and production area of our production facilities, and the sub-holding company that owns such facilities.

Production Facilities of FEMSA

As of December 31, 2004

Sub-holding Company	Location	Principal Use	Production Area
			(in thousand sq. meters)
Coca-Cola FEMSA
Mexico	San Cristóbal de las Casas, Chiapas	Soft Drink Bottling Plant	24
	Cedro, Distrito Federal	Soft Drink Bottling Plant	18
	Cuautitlán, Estado de México	Soft Drink Bottling Plant	35
	Los Reyes la Paz, Estado de México	Soft Drink Bottling Plant	28
	Toluca, Estado de México	Soft Drink Bottling Plant	280
	Celaya, Guanajuato	Soft Drink Bottling Plant	87
	León, Guanajuato	Soft Drink Bottling Plant	38
	Morelia, Michoacan	Soft Drink Bottling Plant	50
	Juchitán, Oaxaca	Soft Drink Bottling Plant	27
	Ixtacomitán, Tabasco	Soft Drink Bottling Plant	90
	Apizaco, Tlaxcala	Soft Drink Bottling Plant	80
	Coatepec, Veracruz	Soft Drink Bottling Plant	96

Guatemala	Guatemala City	Soft Drink Bottling Plant	46

Nicaragua	Managua	Soft Drink Bottling Plant	71

Costa Rica	San José	Soft Drink Bottling Plant	52

Panama	Panama City	Soft Drink Bottling Plant	29

Colombia	Barranquilla	Soft Drink Bottling Plant	27
	Bogotá Norte	Soft Drink Bottling Plant	89
	Bucaramanga	Soft Drink Bottling Plant	27
	Cali	Soft Drink Bottling Plant	89
	Manantial	Soft Drink Bottling Plant	33
	Medellín	Soft Drink Bottling Plant	44

Venezuela	Antimano	Soft Drink Bottling Plant	14
	Barcelona	Soft Drink Bottling Plant	141
	Maracaibo	Soft Drink Bottling Plant	34
	Valencia	Soft Drink Bottling Plant	91

Brazil	Campo Grande	Soft Drink Bottling Plant	36
	Jundiaí	Soft Drink Bottling Plant	191
	Mogi das Cruzes	Soft Drink Bottling Plant	95

Argentina	Alcorta	Soft Drink Bottling Plant	73

Sub-holding Company	Location	Principal Use	Production Area
			(in thousand sq. meters)

FEMSA Cerveza
	Tecate, Baja California Norte	Brewery	90
	Toluca, Estado de México	Brewery	374
	Guadalajara, Jalisco	Brewery	97
	Monterrey, Nuevo León	Brewery	228
	Navojoa, Sonora	Brewery	463
	Orizaba, Veracruz	Brewery	246
	Ensenada, Baja California Norte	Beverage Cans	33
	Toluca, Estado de México	Beverage Cans	22
	Monterrey, Nuevo León	Crown Caps and Can Lids	51
	Acayucan, Veracruz	Silica Sand Mine	7
	Nogales, Veracruz	Bottle Decoration	26
	Orizaba, Veracruz	Glass Bottles	23

Insurance

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including, explosion, fire, vandalism, riot and losses incurred in connection with goods in transit. In addition, we maintain an “all risk” liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. The policies are issued by Allianz México, S.A., Compañía de Seguros, and the coverage is partially reinsured in the international reinsurance market. We believe that our coverage is consistent with the coverage maintained by similar companies operating in Mexico.

Capital Expenditures and Divestitures

Our consolidated capital expenditures for the years ended December 31, 2004, 2003 and 2000 were Ps. 6,902 million, Ps. 7,139 million and Ps. 6,077 million, respectively, and were for the most part financed from cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2004		2003		2002
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	1,929	Ps.	2,007	Ps.	1,481
FEMSA Cerveza		3,171		3,731		3,668
FEMSA Comercio		1,648		1,273		901
Others		154		128		27

Total	Ps.	6,902	Ps.	7,139	Ps.	6,077

Coca-Cola FEMSA

During 2004, Coca-Cola FEMSA’s capital expenditures focused on integration of its acquired territories, placing refrigeration equipment with retailers and investments in returnable bottles and cases, increasing plant operating efficiencies, improving the efficiency of its distribution infrastructure and advancing information technology. Capital expenditures in Mexico were approximately Ps. 1,102 million and accounted for most of its capital expenditures.

FEMSA Cerveza

Production

During 2004, FEMSA Cerveza invested approximately Ps. 537 million in its production facilities, of which Ps. 519 million was spent on equipment substitution and upgrades and approximately Ps. 18 million on expansion projects in existing production facilities. The capacity expansion projects occurred mainly in the Navojoa brewery. FEMSA Cerveza’s monthly installed capacity as of December 31, 2004 was 2.8 million hectoliters, equivalent to an annualized installed capacity of 33.7 million hectoliters. In addition, FEMSA Cerveza invested Ps. 80 million in plant improvements and equipment upgrades for its beverage can and glass bottle operations.

Distribution

In 2004, FEMSA Cerveza invested Ps. 231 million in its distribution network. Approximately Ps. 168 million of this amount was invested in the replacement of trucks in its distribution fleet, Ps. 50 million in land and buildings and improvements to leased properties dedicated to various distribution functions, and the remaining Ps. 13 million in other distribution-related investments.

Market-related Investments

During 2004, FEMSA Cerveza invested approximately Ps. 2,300 million in market-related activities and brand support in the domestic market. Approximately 70% of these investments were directed to tied-customer agreements with retailers and commercial support to owned and third party distributors. Investments in retail agreements with tied customers that exceed a one-year term are capitalized and amortized over the life of the agreement. In general, FEMSA Cerveza’s retail agreements are for a period of three to four years. Other market-related investments include the purchase of refrigeration equipment, coolers, plastic furniture and other promotional items. These items are placed with retailers as a means of facilitating the retailers’ ability to service consumers and to promote the image and profile of FEMSA Cerveza’s brands.

Information Technology Investments

In addition, during 2004, FEMSA Cerveza invested Ps. 166 million in ERP system software.

FEMSA Comercio

FEMSA Comercio’s principal investment activity is the construction and opening of new stores. During 2004, FEMSA Comercio opened 668 net new Oxxo stores. FEMSA Comercio invested Ps. 1,640 million in 2004 in the addition of new stores and improvements to leased properties.

Regulatory Matters

Competition Legislation

The Ley Federal de Competencia Económica (the Federal Economic Competition Law or the Mexican Competition Law) became effective on June 22, 1993. The Mexican Competition Law and the Reglamento de la Ley Federal de Competencia Económica (the Regulations under the Mexican Competition Law), effective as of March 9, 1998, regulate monopolies and monopolistic practices and require Mexican government approval of certain mergers and acquisitions. The Mexican Competition Law subjects the activities of certain Mexican companies, including us, to regulatory scrutiny. In addition, the Regulations under the Mexican Competition Law prohibit members of any trade association from reaching any agreement relating to the price of their products. Management believes that we are currently in compliance in all material respects with Mexican competition legislation.

In Mexico and in some of the other countries in which we operate, we are involved in different ongoing competition related proceedings. We believe that the outcome of these proceedings will not have a material adverse effect on our financial position or results of operations. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA—Antitrust Matters” and “Item 8. Financial Information—Legal Proceedings—FEMSA Cerveza—Antitrust Matters.”

Environmental Matters

In all of the countries where we operate, our businesses are subject to federal and state laws and regulations relating to the protection of the environment. We have expended, and may be required to expend in the future, funds for compliance with and remediation under local environmental laws and regulations. Currently, we do not believe that such costs will have a material adverse effect on our results of operations or financial position. However, since environmental laws and regulations and their enforcement are becoming increasingly more stringent in our territories, and there is increased awareness of local authorities for higher environmental standards in the countries where we operate, changes in current regulations may result in an increase in costs, which may have an adverse effect on our future results of operations or financial position. Management is not aware of any pending regulatory changes that would require a significant amount of additional remedial capital expenditures.

Mexico

Our Mexican operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The principal legislation is the Ley General de Equilibrio Ecológico y Protección al Ambiente (the Federal General Law for Ecological Equilibrium and Environmental Protection) or the Mexican Environmental Law and the Ley General para la Prevención y Gestión Integral de los Residuos (the General Law for the Prevention and Integral Management of Waste), which are enforced by the Secretaría del Medio Ambiente y Recursos Naturales (the Ministry of the Environment and Natural Resources) or SEMARNAT. SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to air and water emissions and hazardous wastes and set forth standards for waste water discharge that apply to our operations. We are also subject to certain minimal restrictions on the operation of delivery trucks in Mexico City. We have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City. See “—Coca-Cola FEMSA—Product Distribution.”

In addition, we are subject to the Ley Federal de Derechos (the Federal Law of Governmental Fees), also enforced by SEMARNAT. Adopted in January 1993, the law provides that plants located in Mexico City that use deep water wells to supply their water requirements must pay a fee to the city for the discharge of residual waste water to drainage. In 1995, municipal authorities began to test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by SEMARNAT. All of our bottler plants located in Mexico City, as well as the Toluca plant, met these new standards in 2001, and as a result, we were not and are not subject to additional fees.

In 2004, Coca-Cola FEMSA built a plastic recycling plant in partnership with The Coca-Cola Company and ALPLA, which manufactures plastic bottles for Coca-Cola FEMSA in Mexico. This plant, which started operations in March 2005, is located in Toluca, Mexico, and has a recycling capacity of 15,000 metric tons per year.

Central America

Coca-Cola FEMSA’s Central American operations are subject to several federal and state laws and regulations relating to the protection of the environment, which have been enacted in the last 10 years, as awareness has increased in this region about the protection of the environment and the disposal of dangerous and toxic materials. In some countries in Central America, Coca-Cola FEMSA is in the process of bringing its operations into compliance with new environmental laws. For example, in Nicaragua Coca-Cola FEMSA is in the final phase of the construction of a water treatment plant located at its bottler plant in Managua. Also, Coca-Cola FEMSA’s Costa Rica operations have participated in a joint effort along with the local division of The Coca-Cola Company called Proyecto Planeta (Project Planet) for the collection and recycling of non-returnable plastic bottles.

Colombia

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

Venezuela

Coca-Cola FEMSA’s Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Ley Orgánica del Ambiente (the Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (the Substance, Material and Dangerous Waste Law) and the Ley Penal del Ambiente (the Criminal Environment Law). Since the enactment of the Organic Environmental Law in 1995, Coca-Cola FEMSA’s Venezuelan subsidiaries have presented to the proper authorities plans to bring their production facilities and distribution centers into compliance with the law. While the laws provide certain grace periods for compliance with the new environmental standards, Coca-Cola FEMSA has had to adjust some of the originally proposed timelines presented to the authorities because of delays in the completion of some of these projects.

Brazil

Coca-Cola FEMSA’s Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of toxic and dangerous gases, which impose penalties, such as fines, facility closures or criminal charges depending upon the level of non-compliance. Coca-Cola FEMSA’s production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant has been certified for the ISO 9000 since March 1995 and the ISO 14001 since March 1997.

Argentina

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

Water Supply Law

FEMSA Cerveza and Coca-Cola FEMSA purchase water directly from municipal water companies and pump water from wells pursuant to concessions obtained from the Mexican government through the National Water Commission on a plant-by-plant basis. Water use in Mexico is regulated primarily by the Ley de Aguas Nacionales (the Water Law), including regulations issued thereunder, which created the National Water Commission, charged with overseeing the national system of water use. Under the Water Law, concessions for the use of a specific volume of ground or surface water generally run for five, 10 or 15 year terms depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms to be extended upon termination. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water that is not used by the concessionaire for three consecutive years. Our management believes that we are in compliance with the terms of our existing concessions and that such concessions satisfy our current water requirements in Mexico. We cannot assure you, however, that groundwater will be available in sufficient quantities to meet future production needs.

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

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements and the notes to those financial statements. Our audited consolidated financial statements were prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Notes 26 and 27 to our audited consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, together with a reconciliation to U.S. GAAP of net income and stockholders’ equity. See “—U.S. GAAP Reconciliation.”

Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding its results of operations and financial position during the periods discussed in this section:

•	The financial information presented is often not comparable to prior or subsequent periods because of the acquisition of Panamco by our subsidiary Coca-Cola FEMSA in May 2003.

•	Coca-Cola FEMSA has been adversely affected by decreases in the average prices of its products as a result of the addition of the territories acquired through the Panamco acquisition and a tougher competitive environment in Mexico, its most important market. Coca-Cola FEMSA’s non-Mexican territories, which are less profitable than its Mexican operations, are increasing in importance to Coca-Cola FEMSA’s results. These trends, together with higher raw material prices, have generally reduced the overall profit margins of our soft-drink business.

•	At FEMSA Cerveza, total beer sales volumes have increased in both Mexico and in the export market. FEMSA Cerveza increased domestic prices an average of 5% in nominal terms during February 2004, although real prices declined in 2004 as inflation exceeded 5% in Mexico in 2004. At the same time, we have contained costs and operating expenses. In August of 2004, we terminated our joint venture arrangements with InBev and its affiliates by acquiring the 30% interest of FEMSA Cerveza owned by affiliates of InBev for a total of US$ 1,245 million, and Heineken USA began distributing FEMSA Cerveza’s beer brands in the United States on January 1, 2005.

•	FEMSA Comercio continues to increase the number of Oxxo stores and to grow in terms of total revenues and as a percentage of our consolidated total revenues. FEMSA Comercio has lower operating margins than our beverage businesses. We expect to continue to expand the Oxxo chain during 2005.

•	In connection with the InBev transactions, we increased the amount of our consolidated debt.

Each of these items is discussed in further detail in this section. In addition, our results of operations and financial position are affected by the economic and market conditions in the countries where our subsidiaries conduct their operations, particularly in Mexico. Changes in these conditions are influenced by a number of factors, including those discussed in “Item 3. Key Information—Risk Factors.”

Acquisition of Panamco

On May 6, 2003, our subsidiary, Coca-Cola FEMSA, completed the acquisition of Panamco. The acquisition of Panamco resulted in a substantial increase in the size and geographic scope of our subsidiary’s operations. The purchase price for 100% of the capital stock of Panamco was Ps. 31,050 million, excluding transaction expenses. Coca-Cola FEMSA also assumed Ps. 9,557 million of net debt. The acquisition was financed with new indebtedness in Mexican pesos and U.S. dollars in the amount of Ps. 18,163 million, an exchange of The Coca-Cola Company’s equity interests in Panamco valued at Ps. 7,406 million for new shares of Coca-Cola FEMSA, cash on hand of Ps. 2,966 million and an equity contribution from us of Ps. 2,923 million. As a result of the Panamco acquisition, in accordance with Mexican GAAP, Coca-Cola FEMSA recognized as intangible assets with indefinite lives, the rights to produce and distribute trademark brands of The Coca-Cola Company. These identified intangibles, calculated as the difference between the price paid and the fair value of the net assets acquired, were valued at Ps. 35,801 million, including financial and advisory fees, costs associated with closing certain acquired facilities, rationalizing and consolidating operations, relocating the corporate and other offices and the integration of the operations.

Comparability of Information Presented

Panamco acquisition

Under Mexican GAAP, Panamco is included in our audited consolidated financial statements since May 2003 and is not included prior to this date. As a result, our consolidated financial information for the three years ended December 31, 2004, 2003 and 2002 is not comparable. Financial information provided by us with respect to the acquired territories is also not comparable to Panamco’s consolidated financials statements for prior years as they were prepared using different policies and in accordance with U.S. GAAP and in U.S. dollars, while we present our financial statements in Mexican GAAP and Mexican pesos. The acquisition of Panamco only impacts the comparability of our consolidated information and of the Coca-Cola FEMSA segment. The comparability of our remaining segments is not affected by the acquisition.

Integration of FEMSA Empaques

On December 20, 2004, FEMSA Empaques’ core packaging operations became part of our FEMSA Cerveza business segment. The other non-core, smaller operations continue to be operated by FEMSA Empaques. FEMSA Empaques’ results, however, are reflected under our other business segment, and are no longer presented as a separate business segment. We have reclassified our segment information for prior years to include the core packaging operations as part of FEMSA Cerveza. This change does not impact our consolidated results.

Transfer of Six stores

During the month of December 2003, all of the Six stores previously owned by FEMSA Cerveza that were considered suitable to be converted into the Oxxo format were sold to FEMSA Comercio. This amounted to 319 Six stores. We have classified our segment information for periods prior to the sale to present these stores as part of our FEMSA Comercio business segment. This change does not impact our consolidated results.

Pension plans

The new requirements of Mexican GAAP under Bulletin D-3 “Obligaciones Laborales” (Labor Obligations), clarify that the cost of the year related to the pension plan should be reported above the operating income line. Historically, we have registered financing costs related to the pension plan as a component of net interest expense, and the amortization of the net transition obligation and actuarial gains or losses as part of other expenses. In compliance with the new requirements, in 2004, we reclassified these costs as operating costs and expenses and, for comparability purposes, reclassified these costs for prior years.

Operating expenses of Coca-Cola FEMSA

During 2004, some of Coca-Cola FEMSA’s acquired operations changed their classification criteria for recording certain operating expenses from administrative to selling expenses. As a result, Coca-Cola FEMSA reclassified Ps. 439 million of its 2003 operating expenses.

Effects of Changes in Economic Conditions

Our results of operations are affected by changes in economic conditions in Mexico and in the other countries in which we operate. For the years ended December 31, 2004, 2003 and 2002, 78.8%, 83.5% and 96.8%, respectively, of our total sales were attributable to Mexico. After the acquisition of Panamco, we have greater exposure to countries in which we have not historically conducted operations, particularly countries in

Central America, Colombia, Venezuela and Brazil, although we continue to generate a substantial portion of our total sales from Mexico. The participation of these other countries as a percentage of our total sales may increase in future periods.

Our future results may be significantly affected by the general economic and financial positions in the countries where we operate, including by levels of economic growth, by the devaluation of the local currency, by inflation and high interest rates or by political developments, and may result in lower demand for our products, lower real pricing or a shift to lower margin products. Because a large percentage of our costs are fixed costs, we may not be able to reduce costs and expenses, and our profit margins may suffer as a result of downturns in the economy of each country. In addition, an increase in interest rates in Mexico would increase our cost of Mexican peso-denominated variable interest rate indebtedness and would have an adverse effect on our financial position and results of operations. A depreciation of the Mexican peso relative to the U.S. dollar would increase our cost of those raw materials, the price of which is paid in or determined with reference to the U.S. dollar, and our debt obligations denominated in U.S. dollars, and thereby may negatively affect our financial position and results of operations.

Operating Leverage

Companies with structural characteristics that result in margin expansion in excess of sales growth are referred to as having high “operating leverage.”

The operating subsidiaries of Coca-Cola FEMSA and FEMSA Cerveza are engaged, to varying degrees, in capital-intensive activities. The high utilization of the installed capacity of the production facilities results in better fixed cost absorption, as increased output results in higher revenues without additional fixed costs. Absent significant increases in variable costs, gross profit margins will expand when production facilities are operated at higher utilization rates. Alternatively, higher fixed costs will result in lower gross profit margins in periods of lower output.

In addition, the commercial operations of Coca-Cola FEMSA and FEMSA Cerveza are carried out through extensive distribution networks, the principal fixed assets of which are warehouses and trucks. The distribution systems of both Coca-Cola FEMSA and FEMSA Cerveza are designed to handle large volumes of beverages. Fixed costs represent an important proportion of the total distribution expense of both Coca-Cola FEMSA and FEMSA Cerveza. Generally, the higher the volume that passes through the distribution system, the lower the fixed distribution cost as a percentage of the corresponding revenues. As a result, operating margins improve when the distribution capacity is operated at higher utilization rates. Alternatively, periods of decreased utilization because of lower volumes will negatively affect our operating margins.

Critical Accounting Estimates

The preparation of our audited consolidated financial statements requires that we make estimates and assumptions that affect (1) the reported amounts of our assets and liabilities, (2) the disclosure of our contingent assets and liabilities at the date of the financial statements and (3) the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on our historical experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an on-going basis. Our significant accounting policies are described in notes 5 and 6 to our audited consolidated financial statements. We believe our most critical accounting policies that imply the application of estimates and/or judgments are:

Allowance for doubtful accounts

We determine our allowance for doubtful accounts based on an evaluation of the aging of our receivable portfolio. The amount of the allowance considers our historical loss rate on receivables and the economic environment in which we operate. Our beer operations represent the most important part of the consolidated allowance for doubtful accounts as a result of the credit that FEMSA Cerveza extends to retailers, on terms and conditions in accordance with industry practices. Soft drink and retail sales are generally realized in cash.

Bottles and cases; allowance for bottle breakage

We classify bottles and cases in accordance with industry practices. Consequently, for FEMSA Cerveza, bottles and cases are classified as inventories, and for Coca-Cola FEMSA, they are classified as fixed assets. For both of these subsidiaries, breakage is expensed as incurred, and returnable bottles and cases are not depreciated. Whenever we decide to discontinue a particular returnable presentation and retire it from the market, we write-off the discontinued presentation through an increase in the breakage expense. We determine depreciation of bottles and cases only for tax purposes. FEMSA Cerveza has decided that beginning in 2005 for tax purposes, it will classify bottles and cases as fixed assets and compute depreciation using the straight-line method at an annual rate of 10%. This change in classification will not impact the total amount of taxes payable, but will generate surcharges over taxes not paid in prior years.

We periodically compare the carrying value of bottle breakage expense with the calculated depreciation expense of our returnable bottles and cases in plant and distribution centers, estimating a useful life of five years for beer glass bottles, four years for returnable soft drink glass bottles and plastic cases and one year for returnable plastic bottles. These useful lives are determined in accordance with our business experience. The annual calculated depreciation expense has been similar to the annual carrying value of bottle breakage expense. Whenever we decide to discontinue a particular returnable presentation and retire it from the market, we write off the discontinued presentation through an increase in breakage expense.

Property, plant and equipment

Property, plant and equipment are depreciated over their estimated useful lives. The estimated useful lives represent the period we expect the assets to remain in service and to generate revenues. We base our estimates on independent appraisals and the experience of our technical personnel.

We describe the methodology used to restate imported equipment in note 6 (g) to our audited consolidated financial statements, which includes applying the exchange and inflation rates of the country of origin utilized as permitted by Mexican GAAP. We believe this method more accurately presents the fair value of the assets than restated cost determined by applying inflation factors.

Coca-Cola FEMSA valued at fair value all fixed assets acquired in the Panamco transaction, considering their operating conditions and the future cash flows expected to be generated based on their estimated remaining useful life as determined by Coca-Cola FEMSA management.

In 2003, we decided to expand from three to five years the estimated useful life for the refrigerators of the Mexican operations of Coca-Cola FEMSA, based on technical studies, strong control over the refrigerators placed in point-of-sales and the replacement investment refrigerator program for the following years. As a result, depreciation expense recorded in 2003 decreased approximately Ps. 97 million. The useful life of refrigerators for the acquired territories is in accordance with the revised accounting estimate of five years.

Valuation of intangible assets and goodwill

As we discuss in note 6 (i) to our audited consolidated financial statements, beginning in 2003 we began to apply Bulletin C-8, “Activos Intangibles” (Intangible Assets), or Bulletin C-8, which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Additionally, Bulletin C-8 requires identifying all intangible assets to reduce as much as possible the goodwill associated with business acquisitions. Prior to 2003, the excess of the purchase price over the fair value of the net assets acquired was considered to be goodwill. With the adoption of Bulletin C-8, Coca-Cola FEMSA considers such excess to relate to the rights to produce and distribute Coca-Cola trademark products. We separate intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which we expect to receive the benefits.

As required by Bulletin C-8, we determined the fair value of assets acquired and liabilities assumed as of the date of acquisition, and we assigned the excess purchase price over the fair value of the net assets. In certain circumstances this resulted in the recognition of an intangible asset. The intangible assets are subject to annual impairment tests under U.S. GAAP and Mexican GAAP. We have recorded intangible assets with indefinite lives, which consist of:

•	Coca-Cola FEMSA’s rights to produce and distribute Coca-Cola trademark products for Ps. 35,801 million as a result of the Panamco acquisition;

•	Trademarks and distribution rights for Ps. 9,372 million as a result of the acquisition of the 30% interest of FEMSA Cerveza;

•	Mundet trademark for Ps. 145 million; and

•	FEMSA Comercio’s acquisition of a convenience store chain for Ps. 105 million.

For Mexican GAAP purposes, goodwill is the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying the inflation rate factors of the country of origin and the year-end exchange rate. Goodwill is amortized over a period of not more than 20 years.

Impairment of goodwill and long-lived assets

We continually review the carrying value of our goodwill and long-lived assets for impairment. We review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on our estimated discounted future cash flows to be generated by those assets. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Due to the continuing difficult economic situation in Argentina, the uncertainty with respect to the period of recovery and the instability of the exchange rate, on July 1, 2002, we performed a valuation of our investment in Coca-Cola FEMSA’s Argentine subsidiary, based on market value multiples of comparable businesses. The valuation resulted in the recognition of an impairment of Ps. 477 million, which was recorded in our results of operations in 2002. We believe that the current net asset value of this foreign subsidiary is fairly valued stated as of December 31, 2004.

During 2003, FEMSA Cerveza recognized an impairment of certain fixed assets to be replaced in accordance with its master investment plan. The replacement cost of the new machinery and equipment compared to the carrying value of these assets resulted in a loss, which was recorded in other expenses in the income statement of Ps. 716 million. In addition, during 2004, we determined the fair value of the fixed assets of FEMSA Cerveza due to the acquisition of the 30% interest of FEMSA Cerveza, and as a result, we recognized a loss in the income statement of Ps. 322 million, which corresponded to the remaining 70% interest of FEMSA Cerveza.

Our evaluations during 2004 and up to the date of this annual report did not lead to any other significant impairment of goodwill or long-lived assets. We can give no assurance that our expectations will not change as a result of new information or developments. Changes in economic or political conditions in any country in which we operate or in the industries in which we participate, however, may cause us to change our current assessment.

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

These agreements require cash disbursements to be made in advance to certain retailers in order to fund activities intended to generate sales volume. These advance cash disbursements are then compensated for as sales are invoiced. These disbursements are considered to be market-related investments, which are capitalized as other assets. The amortization of amounts capitalized is presented as a reduction of net sales in relation to the volume sold to each retailer. The period of amortization is between three and four years, which is the normal term of the commercial agreements.

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

Labor liabilities

Our labor liabilities are comprised of pension plan, seniority premium and post-retirement medical services. The determination of our obligations and expenses for pension and other post-retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. We evaluate our assumptions at least annually. Those assumptions are described in note 16 to our audited consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. All of our assumptions depend on the economic circumstances of each country in which we operate.

In accordance with Mexican GAAP, actual results that differ from our assumptions (actuarial gains of losses) are accumulated and amortized over future periods and, therefore, generally affect our recognized expenses and recorded obligations in these future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense. The following table is a summary of the three key assumptions to be used in determining 2005 annual pension expense for Mexico, along with the impact on pension expense of a 1% change in each assumed rate.

Assumption	2005 Rate	Impact of Rate Change (1)
		+1%	-1%
	(in real terms)	(in millions of Mexican pesos)
Mexican Subsidiaries:
Discount rate	6.0%	Ps. (191)	Ps. 362
Salary growth rate	2.0%	259	(153)
Long-term asset return	6.0%	(191)	362
Foreign Subsidiaries:
Discount rate	4.5%	(59)	10
Salary growth rate	1.5%	10	(59)
Long-term asset return	4.5%	(59)	10

(1)	The impact is not the same for an increase of 1% as for a decrease of 1% because the rates are not linear.

Income taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets resulting in additional income tax expense.

On December 1, 2004, an amendment to the Mexican income tax law was published and became effective as of January 1, 2005. Under this amendment:

•	The statutory income tax rate will be 30% for 2005 and will be reduced by one percentage point per year through 2007, when the rate will be 28%;

•	The tax deduction for inventories will be made through cost of sales, and the inventory balance as of December 31, 2004 will be taxable during the next four to 12 years, based on specific criteria provided in the tax law;

•	Paid employee profit sharing will be deductible from income tax; and

•	The limit on stockholders’ participation in taxable income or loss from Mexican subsidiaries will be eliminated for tax consolidation purposes.

This amendment reduced the deferred income tax liability, which we recorded as a reduction in taxes in our income statement, by an amount equal to Ps. 602 million.

Tax and legal contingencies

We are subject to various claims and contingencies related to tax and legal proceedings as described in note 24 to our audited consolidated financial statements. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss.

New Accounting Pronouncements

Under Mexican GAAP

The following bulletins have been issued under Mexican GAAP, the application of which is mandatory effective as of January 1, 2005, unless otherwise indicated. We do not anticipate that these new standards will have a significant effect on our financial position or results of operations.

Bulletin D-3, “Obligaciones laborales” (Labor obligations). Revised Bulletin D-3 establishes (1) accounting standards for post-retirement benefits other than pension benefits, which in accordance with Circular No. 50, were previously regulated by International Accounting Standard No. 19, (2) accounting standards for the treatment of reductions and early extinguishment of post-retirement benefits other than pension (this requirement is mandatory as of 2004) and (3) accounting standards for severance payments resulting from a restructuring and severance payments resulting from situations other than a restructuring. We are evaluating the impact of this new standard.

Bulletin C-10, “Instrumentos financieros derivados y operaciones de cobertura” (Derivative financial instruments and hedging transactions). Bulletin C-10 establishes detailed accounting guidelines for the valuation, presentation and disclosure of derivative financial instruments. In addition, it establishes the conditions to consider financial instruments as hedging, and classifies hedging for purposes of defining whether the gain or loss that results from the valuation of hedging instruments at fair value should be recorded in net income or other comprehensive income. This new standard substantially conforms Mexican GAAP to U.S. GAAP.

Bulletin C-2, “Documento de Adecuaciones al Boletín C-2” (Amendments to Bulletin C-2). The Amendments to Bulletin C-2 establish that the gain or loss attributable to changes in the fair value of financial instruments classified as available for sale and their monetary effect should be recognized in other comprehensive income, and upon their sale should be recognized in net income. Bulletin C-2 does not allow the transfer of financial instruments originally classified as trading instruments to be available for sale or held until maturity or vice-versa. The Amendments to Bulletin C-2 also incorporate detailed rules to recognize impairment in the value of financial instruments. This revised standard substantially conforms Mexican GAAP to U.S. GAAP.

Bulletin B-7, “Adquisiciones de Negocios” (Businesses Acquisitions). Bulletin B-7 establishes (1) the purchase method as the only acceptable method to account for businesses acquisitions and investment in affiliated companies (International Accounting Standard No. 22, “Business Combinations,” will no longer be supplemental under Mexican GAAP), (2) goodwill is no longer subject to amortization and instead is subject to an impairment test, in accordance with Bulletin C-15, (3) specific standards for the acquisition of minority interest and asset transfers or share exchanges between companies under common control and (4) supplemental guidance for the accounting for intangible assets recognized in a business acquisition in accordance with Bulletin C-8. This new standard substantially conforms Mexican GAAP to U.S. GAAP.

Under U.S. GAAP

The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. We do not anticipate that these new standards will have a significant impact on our financial position or results of operations.

SFAS No. 123(R), “Share-Based Payments.” This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS No. 123(R) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, or the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. SFAS No. 123(R) will be effective for our fiscal year ending December 31, 2006. We do not grant stock options to employees.

FASB No. 151, “Inventory Costs.” FASB No. 151 is an amendment to Accounting Research Bulletin, or ARB, No. 43. It states that abnormal amounts of the idle capacity expense, freight, handling costs and wasted materials should be recognized as current period charges and requires the allocation of fixed production overhead costs to inventory based on the normal capacity of the production facilities. This guidance is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005, with earlier application allowed for inventory costs incurred during fiscal years beginning after November 23, 2004.

SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.” In December 2004, the Financial Accounting Standards Board issued SFAS No. 153, which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005.

Operating Results

The following table sets forth our consolidated income statement under Mexican GAAP for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,
	2004	2004	2003	2002
	(in millions of U.S. dollars and constant Mexican pesos at December 31, 2004)
Net sales	$8,387	Ps.93,478	Ps.79,854	Ps.57,770
Other operating revenues	43	478	300	227

Total revenues	8,430	93,956	80,154	57,997
Cost of sales	4,483	49,969	41,712	28,869

Gross profit	3,947	43,987	38,442	29,128

Operating expenses:
Administrative	594	6,621	5,725	5,163
Selling	2,120	23,628	20,077	13,765

Total operating expenses	2,714	30,249	25,802	18,928

Income from operations	1,233	13,738	12,640	10,200
Interest expense	(338)	(3,764)	(2,591)	(926)
Interest income	49	541	743	489

Interest expense, net	(289)	(3,223)	(1,848)	(437)
Foreign exchange loss	(1)	(15)	(2,664)	(314)
Gain on monetary position	175	1,952	1,017	419

Integral result of financing	(115)	(1,286)	(3,495)	332
Participation in affiliated companies	6	63	31	92
Other expenses, net	(79)	(871)	(667)	(960)

Income before taxes and employee profit sharing	1,045	11,644	8,509	9,000
Taxes and employee profit sharing	215	2,395	3,584	3,960

Consolidated net income	$830	Ps. 9,249	Ps. 4,925	Ps. 5,040

Net majority income	523	5,831	3,302	3,100
Net minority income	307	3,418	1,623	1,940

Consolidated net income	$830	Ps. 9,249	Ps. 4,925	Ps. 5,040

Operating Results by Segment

The following table sets forth certain operating results by segment under Mexican GAAP for each of our segments for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,
	2004	2003	2002	Percentage Growth
				2004 vs. 2003	2003 vs. 2002
	(in millions of constant Mexican pesos at December 31, 2004, except for percentages)
Net sales
Coca-Cola FEMSA	Ps.46,290	Ps.37,876	Ps.19,432	22.2%	94.9%
FEMSA Cerveza	24,751	23,972	23,634	3.2%	1.4%
FEMSA Comercio	22,838	18,304	14,700	24.8%	24.5%

Total revenues
Coca-Cola FEMSA	46,499	38,121	19,586	22.0%	94.6%
FEMSA Cerveza	24,970	24,150	23,833	3.4%	1.3%
FEMSA Comercio	22,838	18,304	14,700	24.8%	24.5%

Cost of sales
Coca-Cola FEMSA	23,964	19,367	9,098	23.7%	112.9%
FEMSA Cerveza	10,275	9,996	9,863	2.8%	1.3%
FEMSA Comercio	16,775	13,492	10,840	24.3%	24.5%

Gross profit
Coca-Cola FEMSA	22,535	18,754	10,488	20.2%	78.8%
FEMSA Cerveza	14,695	14,154	13,970	3.8%	1.3%
FEMSA Comercio	6,063	4,812	3,859	26.0%	24.7%

Income from operations(1)
Coca-Cola FEMSA	7,696	7,099	4,866	8.4%	45.9%
FEMSA Cerveza	4,744	4,485	4,460	5.8%	0.6%
FEMSA Comercio	911	736	546	23.8%	34.8%

Depreciation
Coca-Cola FEMSA(2)	1,961	1,588	992	23.5%	60.1%
FEMSA Cerveza	1,470	1,487	1,462	(1.1)%	1.7%
FEMSA Comercio	216	138	98	56.5%	40.8%

Gross margin(3)
Coca-Cola FEMSA	48.5%	49.2%	53.5%	(0.7)%	(4.3)%
FEMSA Cerveza	58.9%	58.6%	58.6%	0.3%	—
FEMSA Comercio	26.5%	26.3%	26.3%	0.2%	—

Operating margin
Coca-Cola FEMSA	16.6%	18.6%	24.8%	(2.0)%	(6.2)%
FEMSA Cerveza	19.0%	18.6%	18.7%	0.4%	(0.1)%
FEMSA Comercio	4.0%	4.0%	3.7%	—	0.3%

(1)	Includes management fees paid to Emprex (and to Labatt in the case of FEMSA Cerveza until July 31, 2004).
(2)	Includes breakage of bottles of Coca-Cola FEMSA.
(3)	Gross margin calculated with reference to total revenues.

Results of Operations for Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

FEMSA Consolidated

Total Revenues

Consolidated total revenues increased 17.2% to Ps. 93,956 million in 2004 compared to Ps. 80,154 million in 2003. Consolidated net sales increased 17.1% to Ps. 93,478 million in 2004 compared to Ps. 79,854 million in 2003 and represented 99.5% of total revenues in 2004, in-line with 2003 levels. All of FEMSA’s operations—soft drinks, beer and retail—contributed positively to these increases. Coca-Cola FEMSA was the largest contributor to consolidated total revenue growth in 2004, representing approximately 61% of the increase. Coca-Cola FEMSA’s total revenues increased 22.0% to Ps. 46,499 million, mainly due to the inclusion of the acquired territories for 12 months of 2004. Most of the remaining growth came from FEMSA Comercio and FEMSA Cerveza. FEMSA Comercio’s total revenue increased by 24.8% to Ps. 22,838 million, due in large part to the 668 net new stores opened during the year. FEMSA Cerveza contributed to a lesser extent with total revenue growth of 3.4% to Ps. 24,970 million, due to a 4.5% increase in total sales volume and a 2.3% increase in the export real price per hectoliter, which together more than offset a 1.4% decrease in domestic real price per hectoliter.

Gross Profit

Consolidated cost of sales increased 19.8% to Ps. 49,969 million in 2004 compared to Ps. 41,712 million in 2003. Approximately 56% of this increase resulted from Coca-Cola FEMSA and the inclusion of the acquired territories for 12 months of 2004, with most of the remaining increase, approximately 40%, due to FEMSA Comercio’s rapid pace of store expansion in 2004. Consolidated gross profit increased 14.4% to Ps. 43,987 million in 2004 compared to Ps. 38,442 million in 2003, with over two-thirds of the increase due to Coca-Cola FEMSA and the inclusion of the acquired territories for 12 months of 2004. Gross margin decreased 1.2 percentage points to 46.8% of consolidated total revenues in 2004, compared to 48.0% of consolidated total revenues in 2003. The gross margin decline from 2003 resulted mainly from a gross margin contraction at Coca-Cola FEMSA and the increased contribution of FEMSA Comercio in our consolidated financial results, which has a lower gross margin relative to our other operations.

Income from Operations

Consolidated operating expenses increased 17.2% to Ps. 30,249 million in 2004 compared to Ps. 25,802 million in 2003, with approximately 72% of the increase resulting from the inclusion of the acquired territories for 12 months of 2004, and most of the remaining amount attributable to an increase in the operating expenses of FEMSA Comercio due to its rapid pace of growth. As a percentage of total revenues, consolidated operating expenses remained stable at 32.2% in 2004 versus 2003.

Consolidated administrative expenses increased 15.7% to Ps. 6,621 million in 2004 compared to Ps. 5,725 million in 2003. Approximately 70% of this increase resulted from an increase of 29.4% to Ps. 2,705 million in the administrative expenses of Coca-Cola FEMSA as a consequence of the inclusion of the acquired territories for 12 months of 2004. The remaining 30% of the increase resulted from an increase in the amortization of ERP expenses and investments in technology and systems in FEMSA Cerveza and FEMSA Comercio. As a percentage of total revenues, administrative expenses remained stable at 7.0% in 2004 compared to 7.1% in 2003.

Consolidated selling expenses increased 17.7% to Ps. 23,628 million in 2004 compared to Ps. 20,077 million in 2003. Approximately 72% of this increase resulted from an increase of 26.9% to Ps. 12,134 million in the selling expenses of Coca-Cola FEMSA due to the inclusion of the acquired territories for 12 months of 2004. Most of the remaining increase was attributable to an increase of 25.6% to Ps. 4,613 million in the selling expenses of FEMSA Comercio due to the aggressive expansion in its number of stores in 2004. As a percentage of total revenues, selling expenses remained stable at 25.1% in 2004 compared to 25.0% in 2003.

We incur various expenses related to the distribution of our products that are accounted for in our selling expenses. During 2004 and 2003, our distribution costs amounted to Ps. 8,354 million and Ps. 7,294 million, respectively. The exclusion of these charges from our cost of sales may result in the amounts reported as gross profit not being comparable to other companies that may include all expenses related to their distribution network in cost of sales when calculating gross profit or an equivalent measure.

Consolidated income from operations increased 8.7% to Ps. 13,738 million in 2004 compared to Ps. 12,640 million in 2003. Approximately 54% of this increase resulted from Coca-Cola FEMSA and the inclusion of the acquired territories for 12 months of 2004. FEMSA Cerveza and FEMSA Comercio also contributed to this increase, representing approximately 24% and 16%, respectively. Consolidated operating margin in 2004 decreased 1.2 percentage points from 2003 levels to 14.6% of consolidated total revenues in 2004. The decline in operating margin was primarily due to the inclusion of the acquired territories for 12 months of 2004, which have lower operating margins than Coca-Cola FEMSA’s original territories, and the increased contribution of FEMSA Comercio, which has a lower operating margin, in our consolidated financial results. FEMSA Cerveza partially offset this effect by achieving an operating margin expansion, before management fee, of 0.5 percentage points to 21.2% of total revenues as compared to 20.7% in 2003, due to solid volume growth resulting in part from slightly weaker pricing in real terms, a reduction in cost of sales and expense containment initiatives.

Some of our subsidiaries pay management fees to FEMSA in consideration for corporate services provided to them. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses, with the exception of the management fee paid by FEMSA Cerveza to Labatt, which was paid until August 2004, when we acquired Labatt’s interest in FEMSA Cerveza. This fee amounted to Ps. 85 million for eight months of 2004 compared to Ps. 133 million paid for all of 2003.

Coca-Cola FEMSA

Total Revenues

Coca-Cola FEMSA’s total revenues increased 22.0% to Ps. 46,499 million in 2004 compared to Ps. 38,121 million in 2003. Net sales increased 22.2% to Ps. 46,290 million in 2004 compared to Ps. 37,876 million in 2003 and represented 99.6% of total revenues in 2004. Total revenue growth primarily resulted from the inclusion of the acquired territories for 12 months of 2004, compared to their inclusion for eight months of 2003, which more than compensated for the decline in net sales of Coca-Cola FEMSA’s Mexican and Colombian territories.

Sales volume reached 1,855.5 million unit cases in 2004, an increase of 27.9% compared to 1,450.5 million unit cases in 2003. Most of this increase, approximately 92%, resulted from the inclusion of the acquired territories for 12 months of 2004. The remaining increase was driven by volume growth in carbonated soft drinks, in particular the Coca-Cola brand, which more than compensated for jug water volume declines in Mexico and Colombia and flavored carbonated soft drink volume declines in Colombia and Brazil. Introduction of new multiple serving presentations and product and package segmentation efforts in our distribution channels contributed significantly to these results.

Average price per unit case (calculated by dividing net sales by total sales volume) decreased 4.4% from Ps. 26.11 in 2003 to Ps. 24.95 in 2004. This decline was primarily due to a decrease in the average price of soft drinks in our Mexican territories and lower prices in the acquired territories.

Gross Profit

Cost of sales increased 23.7% to Ps. 23,964 million in 2004 compared to Ps. 19,367 million in 2003, mainly due to the inclusion of the acquired territories for 12 months of 2004, compared to their inclusion for eight months of 2003. As a percentage of total revenues, the cost of sales increased 0.7 percentage points, reaching 51.5% of total revenues, mainly due to a reduction in the average price per unit case and increases in the cost of raw materials. This increase, however, was offset by operating improvements and the appreciation of local currencies in the territories in which Coca-Cola FEMSA operates. Gross profit increased 20.2% to Ps. 22,535 million in 2004 compared to Ps. 18,754 million in 2003, resulting in a gross margin of 48.5%. Mexico accounted for approximately 62% of Coca-Cola FEMSA’s gross profit, totaling Ps. 14,041 million in 2004, resulting in a gross margin of 52.7%. Outside of Mexico, Coca-Cola FEMSA’s territories have lower gross margins mainly due to higher manufacturing costs and different product mixes.

Income from Operations

Operating expenses increased 27.3% to Ps. 14,839 million in 2004 compared to Ps. 11,655 million in 2003, mainly due to the inclusion of the acquired territories for 12 months of 2004, compared to their inclusion for eight months of 2003. Administrative expenses increased 29.3% to Ps. 2,705 million in 2004 compared to Ps. 2,091 million in 2003, due to the inclusion of the acquired territories for 12 months of 2004. Selling expenses increased 26.9% to Ps. 12,134 million in 2004 compared to Ps. 9,564 million in 2003. At 26.1% of total revenues in 2004, selling expenses increased 1.0 percentage point compared to 25.1% of total revenues in 2003. As a percentage of total revenues, operating expenses increased 1.3 percentage points, reaching 31.9% of total revenues, due to lower absorption of fixed costs as a result of lower average price per unit case. Nonetheless, operating expenses per unit case remained mostly unchanged due to the implementation of cost reduction initiatives throughout all Coca-Cola FEMSA’s territories and better commercial and distribution practices.

Income from operations increased 8.4% to Ps. 7,696 million in 2004, principally due to the inclusion of the acquired territories for 12 months of 2004. The operating income margin as a percentage of total revenues decreased 2.0 percentage points in 2004 from 18.6% to 16.6%, mainly due to the inclusion of the acquired territories, which have a lower operating income margin, and the reduction in the average price per unit case due to increased competition in Mexico and to a lesser extent in many of the territories outside of Mexico.

FEMSA Cerveza

Total Revenues

Net sales increased 3.2% to Ps. 24,751 million in 2004 compared to Ps. 23,972 million in 2003. Net sales, which include beer and packaging sales, represented 99.1% of total revenues. Total revenues increased 3.4% to Ps. 24,970 million in 2004 compared to Ps. 24,150 million in 2003. This growth was primarily due to total beer sales volume growth of 4.5%, a 2.3% increase in the export real price per hectoliter and a 2.7% increase in packaging sales, which together more than offset a 1.4% decline in the domestic real price per hectoliter.

Domestic beer sales volume increased 3.8% to 23.442 million hectoliters in 2004 compared to 22.582 million hectoliters in 2003. This increase was primarily due to favorable demand across most of Mexico, broader availability of FEMSA Cerveza’s beers, successful execution at the point-of-sale and revenue management initiatives. The implementation of micro-segmentation strategies in some territories reflected the increased functionality of the ERP system, which by the end of 2004 was operating in approximately 79% of the total domestic beer sales volume sold through FEMSA Cerveza’s company-owned distribution centers. Domestic beer sales volume represented 91.3% of total sales volume, similar to the previous year.

Export beer sales volume increased 13.0% to 2.240 million hectoliters in 2004 compared to 1.982 million hectoliters in 2003, mainly due to increased sales volume in the United States through the Tecate and Dos Equis brands. Export beer sales volume represented 8.7% of total sales volume, similar to the previous year.

Gross Profit

Cost of sales increased 2.8%, slightly below total revenue growth in 2004. Cost of sales increased to Ps. 10,275 million in 2004 compared to Ps. 9,996 million in 2003. Gross profit reached Ps. 14,695 million, a 3.8% increase from 2003 resulting in a gross margin of 58.9% compared to 58.6% in 2003. The increase in gross margin resulted from better purchasing terms for raw materials, the appreciation of the Mexican peso, which reduced the cost of U.S. dollar-denominated raw materials, and operating efficiencies.

Income from Operations

Operating expenses increased 2.8% to Ps. 9,402 million in 2004 compared to Ps. 9,148 million in 2003. Administrative expenses increased 6.1% to Ps. 2,698 million in 2004, from Ps. 2,544 million in 2003, primarily reflecting the amortization of ERP expenses. Selling expenses increased 1.5% to Ps. 6,704 million in 2004 compared to Ps. 6,604 million in 2003. Approximately 31% of this increase was due to increased advertising expenditures for specific programs aimed at reinforcing our brands, approximately 22% was due to an increase in selling expenses in the fourth quarter due to the launch of Coors Light and the re-launch of Tecate and Tecate Light in Mexico and approximately 18% was due to the purchase of promotional materials from our former importer in the United States.

Income from operations (before deduction of management fees) increased 5.7% to Ps. 5,293 million in 2004 compared to Ps. 5,007 million in 2003. This reflects an increase in total revenues, combined with expense containment initiatives. Operating margin (before management fees) increased 0.5 percentage points to 21.2% of total revenues in 2004 compared to 20.7% of total revenues in 2003, due to solid volume growth resulting in part from slightly weaker pricing, a reduction in cost of sales and a more efficient use of operating expenses. Management fees amounted to Ps. 549 million in 2004 compared to Ps. 522 million in 2003, which represented 2.2% of total revenues for both years. Income from operations (after deduction of management fees) increased 5.8% to Ps. 4,744 million in 2004 compared to Ps. 4,485 million in 2003.

FEMSA Comercio

Total Revenues

Total revenues increased 24.8% to Ps. 22,838 million in 2004 compared to Ps. 18,304 million in 2003. The increase in total revenues was mainly a result of the aggressive expansion of the Oxxo convenience store chain, which added 668 net new Oxxo stores during 2004. As of December 31, 2004, FEMSA Comercio had 3,466 Oxxo stores nationwide, an increase of 23.9% from 2003, representing the fifth consecutive year of over 20% annual growth in the number of total Oxxo stores.

Same-store sales of Oxxo increased an average of 8.9% in 2004, reflecting an increase in the average ticket of 3.8% and an increase in store traffic of 4.9%. This increase reflects rapid store expansion and stronger category management practices, such as tailored product offerings within the stores.

Gross Profit

Cost of sales increased 24.3% to Ps. 16,775 million in 2004, slightly below total revenue growth, compared to Ps. 13,492 million in 2003. As a result, gross profit reached Ps. 6,063 million, a 26.0% increase from 2003 resulting in a gross margin of 26.5% in 2004 compared to 26.3% in 2003. The 0.2 percentage points increase in gross margin resulted from successful category management.

Income from Operations

Operating expenses increased 26.5% to Ps. 5,039 million in 2004 compared to Ps. 3,984 million in 2003. Administrative expenses increased 37.4% to Ps. 426 million in 2004 compared to Ps. 310 million in 2003. Approximately 78% of this increase was due to expenses that can no longer be capitalized and amortization of new technology and systems investments, with the remaining amount resulting from increased expenses in personnel training and development and the opening of three new sales regions in Morelia, Juarez and La Paz. Selling expenses increased 25.6% to Ps. 4,613 million in 2004 compared to Ps. 3,674 million in 2003. At 20.2% of total revenues, selling expenses remained in-line with 2003 levels.

Income from operations (before deduction of management fees) increased 23.7% to Ps. 1,025 million in 2004 compared to Ps. 828 million in 2003. This increase was in line with revenue growth, and contributed to a stable operating margin (before management fees) of 4.5% for 2004, which was in line with 2003. Management fees amounted to Ps. 114 million in 2004 compared to Ps. 92 million in 2003, which represented 0.5% of total revenues for both years. Income from operations (after deduction of management fees) increased 23.8% to Ps. 911 million in 2004 compared to Ps. 736 million in 2003.

FEMSA Consolidated–Net Income

Integral Cost of Financing

Net interest expense reached Ps. 3,223 million in 2004 compared to Ps. 1,848 million in 2003, resulting primarily from a full year of interest expenses related to debt issued in May 2003 by Coca-Cola FEMSA in order to finance the Panamco acquisition and new debt issued in August 2004 in order to repurchase the 30% interest in FEMSA Cerveza from affiliates of InBev.

Foreign exchange loss amounted to Ps. 15 million in 2004 compared to a loss of Ps. 2,664 million in 2003. This significant decrease compared to our loss in 2003 resulted from the positive effect on the U.S. dollar-denominated debt incurred for the acquisition of the 30% interest in FEMSA Cerveza of the strength of the Mexican peso during 2004 relative to the U.S. dollar.

Monetary position gain amounted to Ps. 1,952 million in 2004 compared to a gain of Ps. 1,017 million in 2003. This increase in the amount of our gain in 2004 compared to 2003 reflects the effect of higher inflation on our higher liabilities recorded in 2004.

Taxes

Tax recognized in 2004 amounted to Ps. 2,395 million, which includes income tax, tax on assets and employee profit sharing, compared to Ps. 3,584 million in 2003. The 33.2% decline from the 2003 amount was primarily due to a one-time deferred income tax benefit recognized in the fourth quarter of 2004 from a reduction in Mexican corporate tax rates in future periods, and a non-recurring tax gain of Ps. 1,311 million at Coca-Cola FEMSA resulting from a favorable final ruling from a Mexican federal court that allowed Coca-Cola FEMSA to deduct losses arising from a sale of shares during 2002. Consequently, the effective tax rate in 2004 was 20.6% compared to 42.1% in 2003.

Net Income

Net income increased 87.8% to Ps. 9,249 million in 2004 compared to Ps. 4,925 million in 2003. This increase was due to growth of 8.7% in consolidated income from operations, a reduction in foreign exchange losses due to the positive effect of a stronger Mexican peso with respect to our U.S. dollar-denominated debt, a one-time deferred income tax benefit during the fourth quarter of 2004 from the reduction in Mexican corporate tax rates and a non-recurring tax gain of Ps. 1,311 million at Coca-Cola FEMSA.

Net majority income amounted to Ps. 5,831 million in 2004, an increase of 76.6% from 2003. Net majority income per FEMSA Unit reached Ps. 5.50 in 2004. Net majority income per FEMSA ADS, using an exchange rate of Ps. 11.146 per U.S. dollar, was US$ 4.94 in 2004.

Results of Operations for Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

FEMSA Consolidated

Total Revenues

FEMSA’s consolidated total revenues increased 38.2% to Ps. 80,154 million in 2003 compared to Ps. 57,997 million in 2002. Consolidated net sales increased 38.2% to Ps. 79,854 million in 2003 compared to Ps. 57,770 million in 2002 and represented 99.6% of total revenues in 2003 and in 2002.

Coca-Cola FEMSA and the inclusion of the acquired territories since May 2003 were the driving forces behind our consolidated total revenue increase in 2003, representing approximately 84% of the increase. We also experienced revenue growth in each one of our other core operations. FEMSA Comercio had total revenue growth of 24.5% due to an increase of 582 net new Oxxo stores in 2003, representing approximately 16% of the increase in our consolidated total revenues. Additionally, FEMSA Cerveza contributed to a lesser extent with a 3.2% increase in total sales volume, reaching 24.564 million hectoliters, resulting in an increase in FEMSA Cerveza’s total revenues by 1.3% to Ps. 24,150 million, despite the adverse impact of a weak pricing environment.

Gross Profit

Consolidated cost of sales increased 44.5% to Ps. 41,712 million in 2003 compared to Ps. 28,869 million in 2002. Approximately 80% of this increase resulted from Coca-Cola FEMSA and the inclusion of the acquired territories from May 2003. Consolidated gross profit increased 32.0% to Ps. 38,442 million in 2003 compared to Ps. 29,128 million in 2002. Approximately 89% of this increase resulted from Coca-Cola FEMSA and the inclusion of the acquired territories in May 2003. Gross margin decreased 2.2 percentage points to 48.0% in 2003 compared to 50.2% in 2002. The gross margin decline was primarily due to higher raw material prices and the integration of the territories acquired by Coca-Cola FEMSA.

Income from Operations

Consolidated operating expenses (including management fees paid to Labatt) increased 36.3% in 2003 to Ps. 25,802 million compared to Ps. 18,928 million in 2002. As a percentage of total revenues, consolidated operating expenses remained stable at 32.2% in 2003 as compared to 32.6% in 2002.

Consolidated administrative expenses increased 10.9% to Ps. 5,725 million in 2003 compared to Ps. 5,163 million in 2002, primarily reflecting an increase of Ps. 543 million in the administrative expenses of Coca-Cola FEMSA as a consequence of the inclusion of the acquired territories from May 2003.

Consolidated selling expenses increased 45.9% to Ps. 20,077 million in 2003 compared to Ps. 13,765 million in 2002, mainly reflecting the combination of a 137.2% increase of selling expenses of Coca-Cola FEMSA due to the inclusion of the territories acquired by Coca-Cola FEMSA from May 2003, which explains approximately 88% of the increase, and to a much lesser extent an increase of 25.4% in the selling expenses of FEMSA Comercio due to the aggressive expansion in the number of stores opened during 2003.

We incur various expenses related to the distribution of our products. We include these types of costs in the selling expenses line of our income statement. During 2003 and 2002, our distribution costs amounted to Ps. 7,294 million and Ps. 4,349 million, respectively, with the significant increase in 2003 mainly due to the incorporation of the acquired territories for eight months. The exclusion of these charges from our cost of sales line may result in the amounts reported as gross profit not being comparable to other companies that may include all expenses related to their distribution network in cost of sales when computing gross profit or an equivalent measure.

Consolidated income from operations increased by 23.9% reaching Ps. 12,640 million in 2003 compared to Ps. 10,200 million in 2002. Approximately 90% of the increase in consolidated income from operations was due to the inclusion of the acquired territories from May 2003, with most of the remaining amount from FEMSA Comercio’s rapid pace of expansion. Our consolidated operating margin decreased 1.8 percentage points to 15.8% of total revenues in 2003 as compared to 2002. This margin contraction was primarily due to the integration of the territories acquired by Coca-Cola FEMSA, which have a lower level of profitability than Coca-Cola FEMSA’s original territories, and due to the increased contribution of the Oxxo retail chain in our consolidated financial results, which has a lower gross profit margin than our other operations. In addition, FEMSA Cerveza recorded an operating margin contraction, reflecting a lower gross profit margin caused by the lack of a price increase and the effect of a weaker Mexican peso on the cost of U.S. dollar-denominated raw materials.

Some of our subsidiaries pay management fees to FEMSA in consideration for corporate services provided to them. Our subsidiaries’ payments of management fees are eliminated in consolidation and, thus, have no effect on our consolidated operating expense, with the exception of the management fee paid by FEMSA Cerveza to Labatt, which amounted to Ps. 133 million in 2003 compared to Ps. 125 million in 2002. Prior to 2003, the excess of the purchase price over the fair value of the net assets acquired in a business combination was considered goodwill. With the adoption of Bulletin C-8, Coca-Cola FEMSA considers this excess to relate to the rights to produce and distribute Coca-Cola trademark products, which are recorded as intangible assets with indefinite lives that are not amortized, but are periodically subject to an impairment test. Therefore, we no longer amortize the excess of the purchase price over the fair value of the net assets acquired, which we now consider to constitute rights to produce and distribute Coca-Cola trademark products, in connection with an acquisition of a Coca-Cola franchise.

Coca-Cola FEMSA

Total Revenues

Coca-Cola FEMSA’s total revenues increased 94.6% to Ps. 38,121 million compared to Ps. 19,586 million in 2002. Net sales increased 94.9% to Ps. 37,876 million in 2003 compared to Ps. 19,432 million in 2002, as a result of the inclusion of sales from the acquired territories in May 2003 and from increased sales in previously existing territories in Mexico and Argentina.

Sales volumes increased to 1,451 million unit cases in 2003. Most of Coca-Cola FEMSA’s sales volume, approximately 60%, was attributable to the Mexican operations, which increased sales volume to 850.1 million unit cases during 2003 compared to 504.7 million unit cases in 2002. The following factors attributed to our sales growth in Mexico (1) solid performance from new flavored brands including Fresca pink grapefruit and Lift green apple, (2) incremental sales volume in Ciel still water in a 5.0-liter presentation, particularly in central Mexico and (3) volume growth from the Coca-Cola brand.

Average unit price per case decreased 16.7% to Ps. 26.11 in 2003 compared to Ps. 31.33 in 2002 due to the inclusion of the acquired territories from May 2003, which had a higher sales volume of lower priced products relative to the original Coca-Cola FEMSA territories.

Other operating revenues increased 59.1% to Ps. 245 million in 2003 compared to Ps. 154 million in 2002. Other operating revenues mainly consist of sales to other bottlers pursuant to tolling arrangements in Argentina, revenues from sales of recyclable scrap to bottle suppliers and sales of point-of-sales materials for the fountain business.

Gross Profit

Cost of sales increased to Ps. 19,367 million in 2003 compared to Ps. 9,098 million in 2002, as a result of the inclusion of the acquired territories from May 2003. As a percentage of total sales, cost of sales increased 4.3%, reflecting the higher costs of goods sold in the acquired territories, mainly due to the different product mix and higher manufacturing costs. Coca-Cola FEMSA was also affected by the impact of the devaluation of the Mexican peso against the U.S. dollar as applied to raw materials with prices that are paid in or determined with reference to the U.S. dollar.

During 2003, Coca-Cola FEMSA’s gross profit totaled Ps. 18,754 million resulting in a gross margin of 49.2%. Mexico accounted for approximately 71% of Coca-Cola FEMSA’s gross profit, totaling Ps. 13,328 million in 2003. In Mexico, higher raw material prices, the effect of the devaluation of the Mexican peso versus the U.S. dollar on raw materials with prices payable in or determined with reference to the U.S. dollar and a softer economy with lower disposable income amplified by a migration to multi-serving presentations from individual size presentations resulted in declining margins in 2003. Coca-Cola FEMSA’s territories outside of Mexico have lower gross margins primarily due to the devaluation of their local currencies versus the U.S. dollar applied to their U.S. dollar-denominated expenses, in addition to higher manufacturing costs and different product mixes. In Central America, gross profit totaled Ps. 1,123 million, approximately 5.0% of Coca-Cola FEMSA’s gross profit, reaching a gross margin of 49.3% in 2003. In Argentina, Coca-Cola FEMSA was able to achieve a gross margin improvement of 1.7 percentage points compared to 2002, resulting in a gross margin of 36.1% during 2003. This improvement was mainly driven by higher sales volume in more profitable products and an appreciation of the Argentine peso versus the U.S. dollar applied to U.S. dollar-denominated raw materials and expenses.

Income from Operations

Coca-Cola FEMSA’s operating expense increased 108.8% to Ps. 11,655 million in 2003 compared to Ps. 5,581 million in 2002, as a result of the inclusion of the acquired territories. As a percentage of total sales, operating expenses increased 2.1 percentage points, due to the standardization of marketing practices in the acquired territories and the fact that distribution costs in the acquired territories are higher than in its original territories. During 2003, in Mexico, Coca-Cola FEMSA eliminated Panamco’s former headquarters in Mexico City and Miami, closed four plants out of 16, consolidated 29 distribution centers out of 142, introduced more than 73,000 new coolers into the market and reconfigured pre-sale and distribution networks by reducing third party selling and distribution. Coca-Cola FEMSA implemented similar initiatives in its other territories as well. For example, it (1) closed three of nine plants in Venezuela, (2) closed one of two plants in Panama, (3) reduced its manufacturing plants from 17 to six in Colombia, and (4) consolidated one of four plants in Brazil. The implementation of cost reduction measures and the strategic allocation of assets to maximize efficiency throughout its territories is an ongoing effort. However, during 2003, the potential cost savings from these efforts were more than offset by the incremental costs of the integration process.

In Mexico, income from operations totaled Ps. 5,775 million in 2003, and represented approximately 81% of the income from operations. Its other territories, which have much lower operating margins, accounted for approximately 19% of income from operations. In these territories, Coca-Cola FEMSA sees opportunities to develop a more effective returnable packaging base, new product alternatives, and to improve execution practices. Total income from operations after amortization of goodwill reached Ps. 7,099 million in 2003 compared to Ps. 4,866 million in 2002. Income from operations as a percentage of total revenues decreased 6.2 percentage points in 2003, from 24.8% to 18.6%, mainly as a result of the inclusion of the acquired territories, which have lower operating margins.

FEMSA Cerveza

Total Revenues

FEMSA Cerveza’s net sales increased 1.4% to Ps. 23,972 million in 2003 compared to Ps. 23,634 million in 2002. Other operating revenues totaled Ps. 178 million in 2003, 10.2% lower than in 2002. Total revenues for FEMSA Cerveza increased 1.3% to Ps. 24,150 million in 2003 compared to Ps. 23,833 million in 2002. The increase in revenues in 2003 was primarily attributable to the net effect of the following: (1) a 3.3% and 1.4% increase in domestic and export beer sales volumes, respectively, and (2) a reduction of 3.2% in domestic revenue per hectoliter and a 10.1% increase in export revenue per hectoliter. Domestic revenues represented 93% of the total, while the remaining 7% came from exports, which is generally in line with the previous year.

Domestic beer sales volume increased in 2003 by 3.3% reaching 22.582 million hectoliters compared to 21.856 million hectoliters in 2002. This increase was due to (1) the absence of a price increase since early 2002, (2) a modest recovery in the Mexican economy, which experienced an estimated increase of 1.3% in gross domestic product during the year and (3) successful promotions, particularly with the Sol and Indio brands. FEMSA Cerveza’s domestic revenue per hectoliter increased 0.7% in nominal terms due to a successful shift in our sales mix from returnable presentations towards more premium, higher profit margin presentations such as non-returnable bottles and cans.

Export beer sales volume increased 1.4% in 2003 reaching 1.982 million hectoliters compared to 1.955 million hectoliters in 2002. This was due to a 1.2% increase in beer sales volume to the United States, the destination for approximately 90% of FEMSA Cerveza’s exports, in particular, in our Tecate and Dos Equis brands. The export revenue per hectoliter increased 10.1% in Mexican peso terms, mainly as a result of a depreciation in real terms of the Mexican peso versus the U.S. dollar in 2003 and a price increase in U.S. dollar terms effective at the end of 2002.

Gross Profit

FEMSA Cerveza’s cost of sales increased 1.3%, in line with total revenue growth. Cost of sales increased to Ps. 9,996 million in 2003 compared to Ps. 9,863 million in 2002. FEMSA Cerveza’s gross profit totaled Ps. 14,154 million resulting in a gross margin of 58.6%, in line with the 2002 level. The margin was impacted by the currency effect due to an increase in U.S. dollar-denominated costs, which represented approximately one-fourth of cost of sales, that was offset by: (1) better purchasing terms for raw materials, (2) headcount adjustments and (3) lower transportation costs from our breweries to warehouses.

Income from Operations

FEMSA Cerveza’s operating expenses increased 1.6% to Ps. 9,148 million in 2003 compared to Ps. 9,006 million in 2002, and represented 37.9% of total revenues in 2003 compared to 37.8% of total revenues in 2002.

Administrative expenses increased 2.2% to Ps. 2,544 million in 2003 compared to Ps. 2,488 million in 2002, reflecting mainly the start of the amortization of the commercial modules of FEMSA Cerveza’s ERP system and its initial rollout.

Selling expenses increased 1.3% to Ps. 6,604 million in 2003 compared to Ps. 6,518 million in 2002, reflecting an increase in variable expenses that grew in line with sales. At 27.3% of total revenues, selling expenses remained constant with the 2002 level.

FEMSA Cerveza’s income from operations, before deduction of management fees paid to us and to Labatt, increased 0.9% to Ps. 5,007 million in 2003 compared to Ps. 4,964 million in 2002. This increase reflected a higher gross profit margin, which was partially offset by new amortizations of ERP-related expenses. In 2003, FEMSA Cerveza’s operating margin before deduction of management fees decreased 0.1 percentage points to 20.7% of total revenues. Management fees amounted to Ps. 522 million and represented 2.2% of total revenues in 2003, compared to Ps. 504 million recorded in 2002, which represented 2.1% of total revenues in 2002. FEMSA Cerveza’s income from operations after deduction of management fees amounted to Ps. 4,485 million, 0.6 percentage points more than in 2002.

FEMSA Comercio

Total Revenues

Total revenues increased by 24.5% to Ps. 18,304 million in 2003 compared to Ps. 14,700 million in 2002. The increase of total revenues of FEMSA Comercio was a result of the aggressive expansion of the Oxxo convenience store chain, which added 582 net new Oxxo stores during the year. The Oxxo chain brought the total number of stores nationwide up to 2,798, an increase of 26.3% from 2002. This increase is an average of a 30% increase in the number of stores in the central and southern regions of the country and a 24% increase in the north of Mexico.

Same-store sales of Oxxo increased 8.2% in 2003, reflecting an increase in the average consumer purchase of 1.7% and an increase in store traffic of 6.5%. This increase reflects the rapid expansion as well as stronger category management practices, such as tailoring the product offering at the store depending on its geographical location.

Gross Profit

Cost of sales remained in line with revenue growth at Ps. 13,492 million in 2003 compared to Ps. 10,840 million in 2002, an increase of 24.5%. As a result, gross margin was also stable relative to growth in total sales at Ps. 4,812 million in 2003 compared to Ps. 3,859 million in 2002.

Income from Operations

Operating expenses increased by 24.2% to Ps. 3,984 million in 2003 from Ps. 3,207 million in 2002. These expenses remained flat as a percentage of total revenues at 21.8% in 2003 and 21.8% in 2002. Administrative expenses increased 11.8% to Ps. 310 million in 2003 compared to Ps. 277 million in 2002, due to adjustments in the management structure to support expanded operations. In particular, FEMSA Comercio opened two new regional administrative offices and now has 37 offices nationwide. Selling expenses increased 25.4% to Ps. 3,674 million, compared to Ps. 2,930 million in 2002. At 20.1% of total revenues, this figure remained in line with 2002. Approximately 70% of this increase was due to investments in distribution and workforce aimed at further strengthening the expansion of Oxxo’s business model, with the remaining 30% due to the amortization of investments in technology and systems.

FEMSA Comercio’s income from operations, before deduction of management fees, increased by 27.0% to Ps. 828 million in 2003, from Ps. 652 million in 2002. This increase was in line with sales growth and contributed to a stable operating margin of 4.5% for 2003, slightly above the 4.4% operating margin achieved in 2002. In 2003, management fees amounted to Ps. 92 million, or 0.5% of total revenues, compared to Ps. 106 million, or 0.7% of total revenues, in 2002. FEMSA Comercio’s operating margin after deduction of management fees increased 0.3 percentage points to 4.0% of total revenues in 2003.

FEMSA Consolidated–Net Income

Integral Cost of Financing

Net interest expense during 2003 amounted to Ps. 1,848 million compared to Ps. 437 million in 2002, resulting primarily from the interest expense related to debt issued by Coca-Cola FEMSA in order to finance the acquisition of Panamco in May 2003.

Foreign exchange loss during 2003 amounted to a loss of Ps. 2,664 million compared to a loss of Ps. 314 million in 2002. This amount primarily reflects higher U.S. dollar-denominated liabilities resulting from the debt issued in order to finance the acquisition of Panamco in May 2003 and the 3.3% depreciation in real terms of the Mexican peso versus the U.S. dollar during the year.

Monetary position gain during 2003 amounted to a gain of Ps. 1,017 million compared to a gain of Ps. 419 million during 2002. Most of the additional gain is attributable to the effect of the inflation rate on the liabilities incurred in the Panamco acquisition. To calculate changes in monetary position, we reflect adjustments for inflation over the year such that monetary assets and liabilities obtained or disposed of during the year are not eroded.

Tax recognized during 2003 amounted to Ps. 3,584 million, which includes income tax, tax on assets and employee profit sharing, compared to Ps. 3,960 million in 2002. The effective tax rate for the year was 42.1% and compares favorably with the 44.0% effective tax rate of 2002.

Net Income

Our consolidated net income decreased 2.3% to Ps. 4,925 million in 2003 compared to Ps. 5,040 million in 2002, mainly attributable to foreign exchange loss. Consolidated net majority income amounted to Ps. 3,302 million in 2003, 6.5% higher than in 2002.

Net majority income per FEMSA Unit was Ps. 3.11 in 2003. Net majority income per FEMSA ADS, using an exchange rate of Ps. 11.146 per U.S. dollar, was US$ 2.80 in 2003.

Liquidity and Capital Resources

Liquidity

Each of our sub-holding companies finances its operational and capital requirements on an independent basis. As of December 31, 2004, 78.3% of our outstanding consolidated indebtedness was at the level of our sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA and, prior to August 2004, in the capital structure of FEMSA Cerveza. Currently, we expect to continue to finance our operations and capital requirements primarily at the level of our sub-holding companies. Nonetheless, we may decide to incur indebtedness at our holding company in the future to finance the operations and capital requirements of our subsidiaries or significant acquisitions, investments or capital expenditures. In connection with the InBev transactions, we incurred Ps. 9,937 million of indebtedness, Ps. 2,500 million of which was guaranteed by FEMSA Cerveza, to fund the acquisition of the 30% in FEMSA Cerveza owned by affiliates of InBev. As a holding company, we depend on dividends and other distributions from our subsidiaries to service our indebtedness.

We continuously evaluate opportunities to pursue acquisitions or engage in joint ventures or other transactions. We would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness and capital stock.

The principal source of liquidity of each sub-holding company has generally been cash generated from operations. We have traditionally been able to rely on cash generated from operations because a significant majority of the sales of Coca-Cola FEMSA, FEMSA Cerveza and FEMSA Comercio are on a cash or short-term credit basis, and FEMSA Comercio’s Oxxo stores are able to finance a significant portion of their initial and ongoing inventories with supplier credit. Our principal use of cash has generally been for capital expenditure programs, debt repayment and dividend payments. The following is a summary of the principal uses of cash for the three years ended December 31, 2004:

Principal Uses of Cash

	For the Year Ended December 31,
	2004		2003	2002
	(in millions of constant Mexican pesos)
Net resources generated by operations	Ps.	15,282	Ps.9,516	Ps.	10,096
Capital expenditures(1)		6,902	7,139		6,077
Bank loans, notes and interest payable		6,828	16,578		5,996
Dividends declared and paid		(843)	(1,124)		(1,247)

(1)	Includes property, plant and equipment plus intangible assets and other.

Our sub-holding companies generally incur short-term indebtedness in the event that they are temporarily unable to finance operations or meet any capital requirements with cash from operations. A significant decline in the business of any of our sub-holding companies may affect the sub-holding company’s ability to fund its capital requirements. A significant and prolonged deterioration in the economies in which we operate or in our businesses may affect our ability to obtain short-term and long-term credit or to refinance existing indebtedness on terms satisfactory to us.

We have traditionally financed significant acquisitions, principally Coca-Cola FEMSA’s acquisition of Coca-Cola Buenos Aires in 1994 and its acquisition of Panamco in May 2003 and our acquisition of the 30% interest in FEMSA Cerveza owned by affiliates of InBev in August 2004, capital expenditures and other capital requirements that could not be financed with cash from operations by incurring long-term indebtedness.

Our consolidated total indebtedness was Ps. 45,811 million as of December 31, 2004, as compared to Ps. 40,524 million as of December 31, 2003. Short-term debt (including maturities of long-term debt) and other long-term debt were Ps. 9,526 million and Ps. 36,285 million, respectively, as of December 31, 2004, as compared to Ps. 5,353 million and Ps. 35,171 million, respectively, as of December 31, 2003. Cash and cash equivalents were Ps. 6,822 million as of December 31, 2004, as compared to Ps. 8,228 million as of December 31, 2003. The significant increase in total indebtedness was primarily at FEMSA Cerveza and was attributable to the acquisition of the 30% interest in FEMSA Cerveza in August 2004. As of December 31, 2004, we had a working capital deficit (defined as the excess of current liabilities over current assets) of Ps. 2,616 million, reflecting a short-term debt balance of Ps. 9,526 million and accounts payable to suppliers of Ps. 7,904 million.

We believe that our sources of liquidity as of December 31, 2004 were adequate for the conduct of our sub-holding companies’ businesses and that we will have sufficient funds available to meet our expenditure demands and financing needs in 2005.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our significant long-term contractual obligations as of December 31, 2004:

	Maturity
	Less than 1 year	1 - 3 years	3 - 5 years	In excess of 5 years	Total
	(in millions of Mexican pesos)
Long-term debt
Mexican pesos(1)	3,041	4,746	11,313	11,283	30,383
U.S. dollars(1)	157	2,851	5,180	385	8,573
Colombian pesos	307	370	—	—	677
Capital leases
U.S. dollars	35	80	77	—	192
Interest payments(2)
Mexican pesos	2,697	4,649	3,251	943	11,540
U.S. dollars	576	932	669	43	2,220
Colombian pesos	68	53	—	—	121
Interest rate swaps(3)
Mexican pesos	73	147	186	63	469
U.S. dollars	8	16	16	8	48
Cross currency and interest rate swap (U.S. dollars to Mexican pesos)(4)	115	230	230	102	677
Operating leases
Mexican pesos	653	1,263	1,119	3,861	6,896
U.S. dollars	290	335	78	11	714
Guatemalan quetzals	9	2	—	—	11
Nicaraguan cordobas	4	5	3	—	12
Colombian pesos	8	4	—	—	12
Brazilian reals	43	94	178	—	315
Price commodity contracts
U.S. dollars	467	—	—	—	467
Expected benefits to be paid for pension plan, seniority premium and post-retirement medical services	241	494	515	1,444	2,694
Other long-term liabilities(5)	—	—	—	2,757	2,757

(1)	Includes the effect of the cross currency swap, pursuant to which US$ 140 million of U.S. dollar-denominated long-term debt is swapped to Mexican pesos, in the amount of Ps. 1,560 million.
(2)	Interest was calculated using long-term debt as of and interest rate amounts in effect on December 31, 2004. The debt and applicable interest rates in effect are shown in note 18 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 11.146 per U.S. dollar, the exchange rate quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2004.
(3)	Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the difference between the interest rate swaps and the nominal interest rates contracted to long-term debt as of December 31, 2004. Liabilities denominated in U.S. dollars were translated to Mexican pesos as described in footnote (1) above.
(4)	Includes (1) the cross currency swap from U.S. dollars to Mexican pesos with respect to US$ 140 million of U.S. dollar-denominated debt using the contracted exchange rate of Ps. 11.168 per U.S. dollar and (2) the interest rate swap from a variable U.S. dollar interest rate to a fixed Mexican peso rate, which have averages of 2.9% and 10.0%, respectively.
(5)	Other long-term liabilities reflects liabilities whose maturity date is undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

As of December 31, 2004, Ps. 9,526 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt), Ps. 5,675 million of which consists of bridge loans incurred in connection with our acquisition of 30% of FEMSA Cerveza owned by affiliates of InBev, and Ps. 36,285 million was other long-term debt.

As of December 31, 2004, our consolidated average cost of borrowing, after giving effect to the cross currency and interest rate swaps, was approximately 8.5%, compared to 6.5% in 2003. The increase in our average cost of borrowing mainly reflects an increase in the London interbank offered rate, or LIBOR, the Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate), or TIIE, and the Certificados de la Tesorería (Treasury Certificates), or CETES, rate. As of December 31, 2004, after giving effect to cross currency swaps, 25.3% of our total consolidated indebtedness was denominated and payable in U.S. dollars, 72.8% was in Mexican pesos, 1.5% was in Colombian pesos, 0.3% was in Argentine pesos and the remaining 0.1% was in Venezuelan bolivars. We did not have any “Purchase Obligations” as of December 31, 2004.

Overview of Debt Instruments

The following table shows the allocations of total debt of our company as of December 31, 2004:

	Total Debt Profile of the Company
	FEMSA and Others(1)		Coca-Cola FEMSA		FEMSA Cerveza		FEMSA Comercio		Total Debt
	(in millions of Mexican pesos)
Short-term Debt
U.S. dollars:
Bank loans	Ps.	2,787	Ps.	—	Ps.	—	Ps.	23	Ps.	2,810

Mexican pesos:
Bank loans		2,888		—		—		—		2,888
Unsecured loan		—		—		80		—		80

Venezuelan bolivars:
Bank loans		—		80		—		—		80

Argentine pesos:
Bank loans		—		128		—		—		128

Long-term Debt(2)
U.S. dollars:
Bank loans(3)		86		279		654		279		1,298
Yankee bond		—		5,603		—		—		5,603
Leasing		—		24		168		—		192
Syndicated loan		—		—		—		1,672		1,672

Mexican pesos:
Bank loans(3)		1,763		6,761		7,923		—		16,447
Certificados bursátiles		2,500		10,000		—		—		12,500
UDIs (Mexican investment units)		—		1,436		—		—		1,436

Colombian pesos:
Notes		—		677		—		—		677

Total	Ps.	10,024	Ps.	24,988	Ps.	8,825	Ps.	1,974	Ps.	45,811

Average Cost(4)
U.S. dollars		1.9%		7.7%		3.6%		2.7%		5.1%
Mexican pesos		9.4%		9.4%		10.0%		—		9.6%
Colombian pesos		—		10.1%		—		—		10.1%
Venezuelan bolivars		—		11.0%		—		—		11.0%
Argentine pesos		—		5.4%		—		—		5.4%
Total		7.3%		9.0%		9.3%		2.7%		8.5%

(1)	Ps. 2,500 million of certificados bursátiles of FEMSA are guaranteed by FEMSA Cerveza.
(2)	Includes the Ps. 3,540 million current portion of long-term debt.
(3)	Includes the effect of cross currency swaps in the amount of Ps. 1,560 million from U.S. dollars to Mexican pesos.
(4)	Includes the effect of cross currency and interest rate swaps.

Financing for InBev Transactions

We financed the US$ 1,245 million for the InBev transactions as follows:

Source	Amount
(U.S. dollar or equivalent)
Cash	US$	295 million

Bridge loans to FEMSA, borrowed on August 23, 2004, maturing one year from the borrowing date and consisting of a Ps. 2,888 million loan and a US$ 250 million loan	US$	500 million

Certificados bursátiles, issued on July 8, 2004, in the amount of Ps. 2,500 million by FEMSA and guaranteed by FEMSA Cerveza, with maturities of four and five years	US$	217 million

Term loan to FEMSA, borrowed on August 20, 2004, in the amount of Ps. 1,763 million, maturing four years from the borrowing date	US$	150 million

Term loan to FEMSA Cerveza, borrowed on August 20, 2004, in the amount of Ps. 1,155 million (Ps. 959 million of which was used to finance the payment to InBev, with the balance used for general corporate purposes), maturing five years from the borrowing date

	US$	83 million

Total	US$	1,245 million

The InBev transactions increased our indebtedness. As a holding company, we rely on dividends and other distributions from our subsidiaries to service our indebtedness. The increase in debt may reduce the amount of cash otherwise available to us to pursue acquisitions or engage in joint ventures or other transactions or to invest in our business, meet our obligations or pay dividends.

Restrictions Imposed by Debt Instruments

Generally, the covenants contained in the credit agreements and other instruments governing indebtedness entered into by us or our sub-holding companies include limitations on the incurrence of any additional debt based on debt service coverage ratios or leverage tests. These credit agreements also generally include restrictive covenants applicable to us, our sub-holding companies and their subsidiaries. There are no cross-guarantees between sub-holding companies, and we have not provided guarantees with respect to any of the debt obligations of our sub-holding companies. FEMSA Cerveza guaranteed FEMSA’s obligation under its certificados bursátiles.

The bridge loans, the term loans and certificados bursátiles incurred to finance the InBev transactions contain customary covenants that may affect the conduct of our business. We expect to repay the bridge loans with the proceeds of a global offering of our equity securities. The bridge loans and the term loans require us to cause FEMSA Cerveza to maintain certain financial ratios, limit the ability of certain of our subsidiaries to incur additional indebtedness and restrict our ability to pledge assets. The bridge loans also restrict the payment of dividends in excess of US$ 60 million prior to their maturity date. Certain of the financing instruments mentioned above are subject to either acceleration or repurchase at the lender’s or holder’s option if, in the case of FEMSA, the persons exercising control over FEMSA no longer exercise such control and, in the case of FEMSA Cerveza, FEMSA ceases to control FEMSA Cerveza.

We are in compliance with all of our restrictive covenants as of December 31, 2004. A significant and prolonged deterioration in our consolidated results of operations could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Summary of Debt

The following is a summary of our indebtedness by sub-holding company and for FEMSA as of December 31, 2004:

•	Coca-Cola FEMSA. Coca-Cola FEMSA’s total indebtedness was Ps. 24,988 million as of December 31, 2004, as compared to Ps. 30,588 million as of December 31, 2003. Short-term debt and long-term debt were Ps. 3,272 million and Ps. 21,716 million, respectively, as of December 31, 2004, as compared to Ps. 3,132 million and Ps. 27,456 million, respectively, as of December 31, 2003. Cash and cash equivalents were Ps. 3,603 million as of December 31, 2004, as compared to Ps. 3,021 million as of December 31, 2003. Approximately Ps. 168 million of cash is considered restricted cash because it has been deposited to settle accounts payable in Venezuela. As of December 31, 2004, Coca-Cola FEMSA had a working capital deficit (defined as the excess of current liabilities over current assets) of Ps. 1,637 million, reflecting a short-term debt balance of Ps. 3,272 million principally relating to the maturity of long-term debt in July 2005 and accounts payable to suppliers of Ps. 4,144 million.

As part of Coca-Cola FEMSA’s financing policy, it expects to continue to finance its liquidity needs from cash from operations. Nonetheless, in the future it may be required to finance its working capital and capital expenditure needs with short-term debt or other borrowings. As of December 31, 2004, Coca-Cola FEMSA had uncommitted approved lines of credit totaling approximately US$ 250 million (Ps. 2,787 million), which Coca-Cola FEMSA believes are currently available, as well as a U.S. dollar committed line of credit totaling US$ 50 million (Ps. 557 million). In December 2003, Coca-Cola FEMSA finalized a U.S. dollar-denominated loan agreement with The Coca-Cola Company that permits it to borrow, upon the satisfaction of certain conditions, up to Ps. 2,787 million prior to December 20, 2006 for funding working capital needs and for other general corporate purposes at any time when such funding is not otherwise available under existing lines of credit. Nonetheless, as a result of regulations in certain countries in which it operates, it may not be beneficial or, as in the case of exchange controls in Venezuela, practicable for Coca-Cola FEMSA to remit cash generated in local operations to fund cash requirements in other countries. In the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, Coca-Cola FEMSA or its subsidiaries may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country.

Coca-Cola FEMSA’s average cost of debt, after giving effect to cross currency and interest rate swaps, was 7.7% in U.S. dollars, 9.4% in Mexican pesos, 10.1% in Colombian pesos, 11.0% in Venezuelan bolivars and 5.4% in Argentine pesos as of December 31, 2004 compared to 5.9% in U.S. dollars, 7.4% in Mexican pesos and 10.3% in Colombian pesos as of December 31, 2003.

•	FEMSA Cerveza. As of December 31, 2004, FEMSA Cerveza’s total outstanding debt was Ps. 8,825 million, which included Ps. 80 million of outstanding short-term trade and working capital loans. As of December 31, 2004, FEMSA Cerveza had approximately Ps. 8,745 million of long-term debt outstanding that included a Ps. 168 million capital leasing obligation and Ps. 8,577 million consisting of bilateral bank loans and equipment financing loans. As of December 31, 2004, FEMSA Cerveza had U.S. dollar-denominated approved, uncommitted lines of credit totaling approximately Ps. 2,436 million, of which Ps. 2,356 million was available as of such date. FEMSA Cerveza’s average cost of debt, after giving effect to interest rate swaps, as of December 31, 2004 was 10.0% in Mexican pesos and 3.6% in U.S. dollars.

•

FEMSA Comercio. As of December 31, 2004, FEMSA Comercio’s total outstanding debt was Ps. 1,974 million, which consisted of a Ps. 1,672 million long-term syndicated loan denominated in U.S. dollars that matures in September 2009, Ps. 279 million of U.S. dollar-denominated long-term bank loan that matures in July 2009, and Ps. 23 million of U.S. dollar-denominated short-term debt that matures in January and July of 2005. As of December 31, 2004, FEMSA Comercio had U.S. dollar- and Mexican peso-denominated approved, uncommitted lines of credit totaling Ps. 1,334 million, all of which was available as of such date. FEMSA Comercio’s average cost of debt, after giving effect to interest rate swaps, was 2.7% in U.S. dollars as of December 31, 2004 compared to 3.0% as of December 31, 2003.

•	FEMSA and other business segment. As of December 31, 2004, FEMSA and the companies comprising our other business segment had total outstanding debt of Ps. 10,024 million. This consisted of Ps. 5,675 million of outstanding short-term bridge loans that were incurred in connection with the acquisition of the 30% interest of FEMSA Cerveza. In addition, FEMSA and the companies comprising our other business segment had approximately Ps. 4,349 million of long-term debt outstanding. FEMSA’s long-term debt consisted of Ps. 2,500 million of certificados bursátiles, that are guaranteed by FEMSA Cerveza, and a Ps. 1,763 million bank loan, both of which were incurred in connection with the acquisition of the 30% interest of FEMSA Cerveza, and that mature on October 2012 and in August 2008, respectively. The debt of the other business segment consisted of Ps. 86 million in bank loans denominated in U.S. dollars, of which Ps. 18 million matures in July 2008 and Ps. 67 million matures in September 2009. As of December 31, 2004, FEMSA and our other business segment had U.S. dollar- and Mexican peso-denominated approved, uncommitted lines of credit totaling approximately Ps. 1,527 million, all of which was available as of such date. They had an average cost of debt, after giving effect to interest rate swaps as of December 31, 2004 of 9.4% in Mexican pesos and 1.9% in U.S. dollars.

Contingencies

We have various loss contingencies, for which reserves have been recorded in those cases where we believe the results of an unfavorable resolution is probable. See “Item 8. Financial Information—Legal Proceedings.” Most of these loss contingencies have been recorded as reserves against intangibles recorded as a result of the Panamco acquisition. Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.

The following table presents the nature and amount of the loss contingencies as of December 31, 2004:

	Loss Contingencies As of December 31, 2004
	Short-Term		Long-Term		Total
	(in millions of Mexican pesos)
Tax	Ps.	97	Ps.	1,144	Ps.	1,241
Legal		—		163		163
Labor		60		219		279

Total	Ps.	157	Ps.	1,526	Ps.	1,683

We have other loss contingencies for which we have not recorded a reserve. These contingencies or our assessment of them may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies.

Capital Expenditures

For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures reached Ps. 6,902 million in 2004 compared to Ps. 7,139 million in 2003, a decrease of 3.3%. This was primarily due to a reduction in capital expenditures at FEMSA Cerveza, and to a lesser extent at Coca-Cola FEMSA. The principal components of our capital expenditures have been for equipment, market-related investments and production capacity and distribution network expansion at both Coca-Cola FEMSA and FEMSA Cerveza and the construction of new Oxxo stores at FEMSA Comercio. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2005

Our capital expenditure budget for 2005 is expected to be approximately Ps. 7,200 million. The following discussion is based on each of our sub-holding companies’ internal 2005 budgets. The capital expenditure plan for 2005 is subject to change based on market and other conditions and the subsidiaries’ results of operations and financial resources.

In connection with the continued integration of Coca-Cola FEMSA’s territories acquired in May 2003, capital expenditures in 2005 are expected to be approximately Ps. 2,300 million. Coca-Cola FEMSA’s capital expenditures in 2005 are primarily intended for:

•	investments in returnable bottles and cases;

•	market investments (primarily for the placement of refrigeration equipment); and

•	integration of operations within the aquired territories, such as expenditures required to standardize information systems, replace older distribution vehicles, overhaul plant facilities and distribution centers and improve manufacturing facilities.

FEMSA Cerveza’s capital expenditure budget for 2005 is expected to be approximately Ps. 4,400 million. FEMSA Cerveza expects to allocate part of this budget for investments in its manufacturing facilities, predominantly related to marginal capacity expansions of its breweries and equipment modernization. FEMSA Cerveza also expects to apply a portion of this budget towards the improvement of its distribution assets, including new and replacement vehicles, the maintenance of a secondary distribution fleet and its ERP and information technology systems. In addition, FEMSA Cerveza plans to invest in commercial and market-related activities such as the enhancement of its retail coverage, the acquisition of third party distributors, the development of long-term sponsorships and the placement of refrigeration equipment nationwide.

FEMSA Comercio’s capital expenditure budget in 2005 is expected to total approximately Ps. 1,400 million, and will be allocated to the opening of new Oxxo stores and to a lesser extent to the refurbishing of existing Oxxo stores. In addition, investments are planned in FEMSA Comercio’s information technology and ERP software systems.

Hedging Activities

Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative instruments as of December 31, 2004. The fair market value is obtained mainly from external sources, which are our counterparties to the contracts.

	Fair Value At December 31, 2004
	Maturity less than 1 year	Maturity 1 - 3 years	Maturity 3 - 5 years	Maturity in excess of 5 years	Total fair value
	(in millions of Mexican pesos)
Prices quoted by external sources	24	26	45	(23)	72

Plan for the Disposal of Certain Fixed Assets

We have identified certain fixed assets consisting of land, buildings and equipment for disposal, and we have an approved program for disposal of these fixed assets. These assets are not in use and have been valued at their estimated realizable value, according to independent appraisals. These assets are allocated as follows:

	December 31,
	2004		2003
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	257	Ps.	—
FEMSA Cerveza		264		335
FEMSA and other		294		366

Total	Ps.	815	Ps.	701

Fixed assets recorded at their estimated realizable value are considered monetary assets on which a loss on monetary position is computed and recorded in results of operation.

U.S. GAAP Reconciliation

The principal differences between Mexican GAAP and U.S. GAAP that affect our net income and majority stockholders’ equity relate to the accounting treatment of the following items:

•	consolidation of our subsidiary Coca-Cola FEMSA;

•	deferred income taxes and deferred employee profit sharing;

•	restatement of imported machinery and equipment;

•	FEMSA’s minority interest acquisition;

•	financial instruments; and

•	capitalization of integral result of financing.

For a more detailed description of the differences between Mexican GAAP and U.S. GAAP as they relate to us, together with a reconciliation of net income and stockholders’ equity under Mexican GAAP to net income and stockholders’ equity under U.S. GAAP, see notes 26 and 27 to our audited consolidated financial statements. As announced on February 25, 2005 and as described in note 26 (a), the reconciliation to U.S. GAAP as of December 31, 2003 and for the two years ended December 31, 2003 have been restated to present our subsidiary Coca-Cola FEMSA under the equity method for U.S. GAAP purposes, due to the rights of The Coca-Cola Company as a minority shareholder in Coca-Cola FEMSA. In addition, all financial information under U.S. GAAP in this annual report presented for years prior to 2004 has been restated to reflect the presentation of Coca-Cola FEMSA under the equity method rather than as a consolidated subsidiary. Previously, we presented Coca-Cola FEMSA as a consolidated subsidiary for purposes of both Mexican GAAP and U.S. GAAP. The restatement does not affect net income or stockholders’ equity under U.S. GAAP for the relevant periods. We continue to present Coca-Cola FEMSA as a consolidated subsidiary for purposes of Mexican GAAP.

Pursuant to Mexican GAAP, our audited consolidated financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and B-12. These effects were not reversed in the reconciliation to U.S. GAAP.

Under U.S. GAAP, we had net income of Ps. 6,588 million and Ps. 3,441 million in 2004 and 2003, respectively. Under Mexican GAAP, we had net majority income of Ps. 5,831 million and Ps. 3,302 million in 2004 and 2003, respectively. In 2004, net income under U.S. GAAP was higher than net majority income under Mexican GAAP, mainly as a result of the effect of deferred income taxes, deferred employee profit sharing and financial instruments.

Stockholders’ equity under U.S. GAAP as of December 31, 2004 and 2003 was Ps. 50,052 million and Ps. 44,221 million, respectively. Under Mexican GAAP, majority stockholders’ equity as of December 31, 2004 and 2003 was Ps. 35,324 million and Ps. 30,078 million, respectively. The principal reasons for the difference between stockholders’ equity under U.S. GAAP and majority stockholders’ equity under Mexican GAAP were the effect of the goodwill generated by the minority interest acquisition, the capitalization of the integral result of financing and the effect of deferred income tax, partially offset by the effects of deferred employee profit sharing and start-up expenses.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Management of our business is vested in the board of directors. Our bylaws provide that the board of directors will consist of at least 16 directors and designated alternate directors elected by our shareholders at the annual ordinary general shareholders meeting. Directors are elected for a term of one year, although they remain in office until successors are appointed and replace them. Alternate directors are authorized to serve on the board of directors in place of directors who are unable to attend meetings and may participate in the activities of the board of directors. Nineteen members form our board of directors. Our bylaws provide that the holders of the Series B Shares elect at least 11 directors and that the holders of the Series D Shares elect five directors. The shareholders may designate alternate directors to cover the absence of a specific director. Upon the issuance of Series L Shares or upon the conversion of the Series D-L Shares, the holders of the Series L Shares will be entitled to elect two directors. See “Item 10. Additional Information—Bylaws.”

The names and positions of the current members of the board of directors, their dates of birth and information on their principal business activities outside our company are outlined in the following table. In each case, the date presented as “First elected” corresponds to the earliest appointment to the board of directors of either FEMSA, Emprex or FEMSA’s corporate predecessor. See “Item 4. Information on the Company––Corporate Background.”

Series “B” Directors

Eugenio Garza Lagüera	Born:	December 1923
Director and Honorary	First elected:	1960
Life Chairman	Term expires:	2006
	Other directorships:	Honorary Life Chairman of Coca-Cola FEMSA, Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM) and BBVA Bancomer
	Business experience:	Joined FEMSA in 1946 in the research department of Cuauhtémoc
	Education:	Holds degrees in chemical engineering from the University of Texas and in business administration from ITESM
	Alternate director:	Paulina Garza de Marroquín(1)(2)

José Antonio Fernández Carbajal(3)	Born:	February 1954
Director and Chairman of the Board	First elected (Chairman):	2001
	First elected (Director):	1984
	Term expires:	2006
	Principal occupation:	Chief Executive Officer of FEMSA
	Other directorships:	Chairman of the board of Coca-Cola FEMSA, Vice-Chairman of the board of ITESM and member of the boards of BBVA Bancomer, Grupo Industrial Saltillo, S.A. de C.V., Industrias Peñoles, S.A. de C.V. and Grupo Industrial Bimbo, S.A. de C.V. (Grupo Bimbo)
	Business experience:	Joined FEMSA’s strategic planning department in 1987, held managerial positions at FEMSA Cerveza’s commercial division and Oxxo and appointed our Chief Executive Officer in 1995
	Education:	Holds a degree in industrial engineering and an MBA from ITESM
	Alternate director:	Federico Reyes García

Eva Garza de Fernández(1)(4)	Born:	April 1958
Director	First elected:	2005
	Term expires:	2006
	Principal occupation:	Private investor
	Business experience:	Former President / Chief Executive Officer of Alternativas Pacíficas, A.C., (a non-profit organization)
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Bárbara Garza Gonda(1) (2)

José Calderón Rojas	Born:	July 1954
Director	First elected:	2005
	Term expires:	2006
	Principal occupation:	Chairman of the board of Directors and Executive Vice-President of Servicios Administrativos de Monterrey, S.A. de C.V. and Franca Industrias, S.A. de C.V.
	Other directorships:	Member of the board of BBVA Bancomer
	Education:	Holds a law degree from the Universidad Autónoma de Nuevo León (UANL) and completed specialization studies in tax at UANL
	Alternate director:	Francisco José Calderón Rojas(5)

Consuelo Garza de Garza(6)	Born:	October 1930
Director	First elected:	1995
	Term expires:	2006
	Business experience:	Founder and former President of Asociación Nacional Pro-Superación Personal, (a non-profit organization)
	Alternate director:	Alfonso Garza Garza(7)

Max Michel Suberville	Born:	July 1932
Director	First elected:	1985
	Term expires:	2006
	Principal occupation:	Honorary Chairman of the Board of El Puerto de Liverpool, S.A. de C.V.
	Other directorships:	Member of the boards of Grupo Lamosa, S.A. de C.V., Industrias Peñoles, S.A. de C.V., BBVA Bancomer and Grupo Nacional Provincial, S.A.
	Education:	Holds a graduate degree from The Massachusetts Institute of Technology and completed post-graduate studies at Harvard University
	Alternate director:	Max Michel González(8)

Alberto Bailleres	Born:	August 1931
Director	First elected:	1995
	Term expires:	2006
	Principal occupation:	Executive President of Industrias Peñoles, S.A. de C.V., Grupo Nacional Provincial, S.A. and Grupo BAL, S.A. de C.V.
	Other directorships:	Chairman of the Board of Industrias Peñoles, S.A. de C.V., Grupo Nacional Provincial, S.A. and Grupo Palacio de Hierro, S.A. de C.V., member of the boards of BBVA Bancomer and Valores Mexicanos Casa de Bolsa, S.A. de C.V.
	Education:	Holds an economics degree from Instituto Tecnológico Autónomo de México
	Alternate director:	Arturo Fernández

Javier Fernández Carbajal(9)	Born:	April 1955
Director	First elected:	2005
	Term expires:	2006
	Principal occupation:	Private business consultant
	Education:	Holds degrees in mechanical and electrical engineering from ITESM and an MBA from Harvard Business School
	Alternate director:	Javier Astaburuaga Sanjines

Ricardo Guajardo Touché	Born:	May 1948
Director	First elected:	1988
	Term expires:	2006
	Principal occupation:	Former Chairman of the Board of BBVA Bancomer
	Other directorships:	Member of the board of El Puerto de Liverpool, S.A. de C.V., Grupo Alfa, BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A. de C.V. and ITESM
	Business experience:	Has held senior executive positions in our company, Grupo AXA, S.A. de C.V. and Valores de Monterrey, S.A. de C.V.
	Education:	Holds degrees in electrical engineering from ITESM and the University of Wisconsin and a masters degree from the University of California at Berkeley
	Alternate director:	Ricardo González Sada

Alfredo Livas Cantú	Born:	July 1951
Director and Secretary	First elected:	1995
	Term expires:	2006
	Principal occupation:	President of Praxis Financiera, S.C.
	Other directorships:	Member of the boards of Grupo Jomar, S.A. de C.V. and British American Tobacco (Mexican board)
	Business experience:	Joined FEMSA in 1978 and held several positions in the areas of financial planning and treasury and served as Chief Financial Officer from 1989 to 1999
	Education:	Holds an economics degree from UANL and an MBA and masters degree in economics from the University of Texas
	Alternate Director:	José González Ornelas

Roberto Servitje	Born:	January 1928
Director	First elected:	1995
	Term expires:	2006
	Principal occupation:	Chairman of the Board of Grupo Bimbo
	Other directorships:	Member of the board of DaimlerChrysler de México, S.A.
	Business experience:	Founding member and active Chairman of Grupo Bimbo
	Education:	Holds a PMD degree from Harvard University
	Alternate director	Juan Guichard Michel(8)

Carlos Salguero	Born:	October 1929
Director	First elected:	1995
	Term expires:	2006
	Business experience:	Former Executive Vice President of Phillip Morris International
	Other directorships:	Former member of the boards of Tabacalera Mexicana, S.A. de C.V., Tabacalera Costarricense, S.A., Tabacalera Centroamericana, S.A. and other Latin American companies
	Education:	Holds a business degree from the Columbian Faculty of Economic Sciences, postgraduate studies in economics and management from Albany Business College and University College (Syracuse) and received an Honor for Civil Merit by H.M. the King of Spain in 1995
	Alternate director:	Eduardo Padilla Silva

José Manuel Canal Hernando	Born:	February 1940
Director	First elected:	2003
	Term expires:	2006
	Principal occupation:	Private consultant
	Other directorships:	Member of the board of Coca-Cola FEMSA and member of its audit committee
	Business experience:	Former managing partner at Ruiz, Urquiza y Cía, S.C. from 1981 to 1999, acted as our statutory examiner from 1984 to 2002, presided in the Committee of Surveillance of the Mexican Institute of Finance Executives, has participated in several commissions at the Mexican Association of Public Accountants and has extensive experience in financial auditing for holding companies, banks and financial brokers
	Education:	Holds a CPA degree from the Universidad Nacional Autónoma de México
	Alternate director:	Othón Páez Garza(10)

Mariana Garza Gonda de Treviño(1)(2)	Born:	April 1970
Director	First elected:	2005
	Term expires:	2006
	Principal occupation:	Private investor
	Other directorships:	Alternate director of Coca-Cola FEMSA, board member of Alternativas Pacíficas, A.C. (a non-profit organization)
	Education:	Holds a degree in industrial engineering from ITESM and a masters degree in international management from the American Graduate School of International Management (Thunderbird) at Glendale, Arizona
	Alternate director:	Carlos Salazar Lomelín

Series “D” Directors

Alexis E. Rovzar de la Torre	Born:	July 1951
Director	First elected:	1989
	Term expires:	2006
	Principal occupation:	Executive Partner at White & Case, S.C. law firm
	Other directorships:	Member of the boards of Coca-Cola FEMSA (chairman of its audit committee), Grupo Bimbo, Deutsche Bank (Mexico), Grupo ACIR, S.A. de C.V. and COMEX, S.A. de C.V.
	Business experience:	Expert in private and public mergers and acquisitions as well as other aspects of financial law and has been advisor to many companies on international business and joint venture transactions
	Education:	Holds a law degree from the Universidad Nacional Autónoma de México
	Alternate director:	Lorenzo Garza Hinojosa

Luis Téllez Kuenzler	Born:	October 1958
Director	First elected:	2001
	Term expires:	2006
	Principal occupation:	Managing Director of The Carlyle Group, S. de R.L. de C.V. (a finance consulting firm)
	Other directorships:	Member of the boards of Grupo Desc, S.A. de C.V., Grupo México, S.A. de C.V., Casa de Cambio Monex, S.A. de C.V., Cablevisión, S.A. de C.V. and Daimler Chrysler de México, S.A. de C.V.
	Business experience:	Former Executive Vice-President of Grupo Desc, S.A. de C.V., served as Secretary of Energy of Mexico from 1997 to 2000 and Chief of Staff of the President of Mexico from 1996 to 1997
	Education:	Holds an economics degree from Instituto Tecnológico Autónomo de México and a Ph.D. in Economics from The Massachusetts Institute of Technology
	Alternate director:	Armando Garza Sada

Helmut Paul	Born:	March 1940
Director	First elected:	1988
	Term expires:	2006
	Principal occupation:	Owner of H. Paul & Company LLC (a corporate finance advisory firm) and Senior Consultant of International Finance Corporation
	Other directorships:	Member of the boards of Scudder Fund for Independent Power Generation (management committee), HSBC Private Equity Fund (Argentina/Brazil) and Zurich Emerging Markets Solutions
	Business experience:	Has held several managing positions in the International Finance Corporation, mainly responsible for Latin American and Caribbean investments
	Education:	Holds an MBA from the University of Hamburg
	Alternate director:	Antonio Elosúa Muguerza

Lorenzo H. Zambrano	Born:	March 1944
Director	First elected:	1995
	Term expires:	2006
	Principal occupation:	Chairman and Chief Executive Officer of Cemex, S.A. de C.V.
	Other directorships:	Member of the boards of IBM Corporation, Alfa, S.A. de C.V. (Human Resources Committee), Vitro, S.A. de C.V. (Chairman of the Compensation Committee), Televisa, S.A. de C.V. and Grupo Financiero Banamex, S.A. de C.V., member of Citigroup’s International Advisory Board, member of the Advisory Committee of Capital International, Inc. and Counsel to chairman of DaimlerChrysler AG
	Education:	Holds a degree in mechanical engineering and administration from ITESM and an MBA from Stanford University
	Alternate director:	Francisco Garza Zambrano

Robert E. Denham	Born:	August 1945
Director	First elected:	2001
	Term expires:	2006
	Principal occupation:	Partner of Munger, Tolles & Olson LLP law firm
	Other directorships:	Member of the Boards of Wesco Financial Corporation, US Trust Company, Lucent Technologies, Inc. and ChevronTexaco Corp.
	Business experience:	Former Chief Executive Officer of Salomon Inc., representative to the APEC Business Advisory Council and member of the OECD Business Sector Advisory Group on Corporate Governance
	Education:	Magna cum laude graduate from the University of Texas, holds a JD from Harvard Law School and a masters degree in Government from Harvard University
	Alternate director:	Sergio Deschamps Ebergenyi

(1)	Daughter of Eugenio Garza Lagüera.
(2)	Sister-in-law of José Antonio Fernández Carbajal.
(3)	Son-in-law of Eugenio Garza Lagüera.
(4)	Wife of José Antonio Fernández Carbajal.
(5)	Brother of José Calderón Rojas.
(6)	Sister of Eugenio Garza Lagüera.
(7)	Son of Consuelo Garza de Garza.
(8)	Son of Max Michel Suberville.
(9)	Brother of José Antonio Fernández Carbajal.
(10)	Nephew of Max Michel Suberville.

Senior Management

The names and positions of our current senior management and that of our principal sub-holding companies, their dates of birth and information on their principal business activities both within and outside of FEMSA are as follows:

FEMSA

José Antonio Fernández Carbajal Chief Executive Officer	See “—Directors.” Joined FEMSA: Appointed to current position:	1987 1994

Federico Reyes García Executive Vice-President of Finance and Corporate Development	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:	September 1945 1999 2000 Director of Corporate Development, 1992
	Other business experience:	Served as Director of Corporate Staff at Grupo AXA and has extensive experience in the insurance sector, working eight years in Valores de Monterrey, S.A. de C.V., six of them as Chief Executive Officer
	Education:	Holds a degree in business and finance from ITESM

José González Ornelas Executive Vice President of Administration and Operative Control and Chief Accounting Officer	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:

April 1951

1973

2001

Has held several managerial positions in FEMSA including Chief Financial Officer of FEMSA Cerveza, Director of Planning and Corporate Development of FEMSA and Chief Executive Officer of FEMSA Logística, S.A. de C.V.

	Education:	Holds a CPA degree from UANL and has post-graduate studies in business administration from the Instituto Panamericano de Alta Dirección de Empresa (IPADE)

Ricardo González Sada Executive Vice President of Corporate Affairs	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:	August 1955 2000 2005 Vice President of Human Resources and Strategic Planning, held managerial positions in the human resources department of FEMSA from 1977 to 1978
	Other business experience:	Had a 20-year career in Grupo Vitro, three of them as Chairman and Chief Executive Officer of Vidrio Plano, S.A. de C.V.
	Education:	Holds a degree in industrial and systems engineering from ITESM and an MBA from IESE, Barcelona

Alfonso Garza Garza Executive Vice President of Human Resourses	Born: Joined FEMSA: Appointed to current position: Directorships:	July 1962 1985 2005 Member of the board of Coca-Cola FEMSA and Hospital San José Tec de Monterrey
Business experience within FEMSA:

Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at Cervecería Cuauhtémoc Moctezuma, S.A. de C.V and as Chief Executive Officer of FEMSA Empaques

	Other business experience:	Holds a degree in Industrial Engineering from ITESM and an MBA from IPADE

Carlos Aldrete Ancira General Counsel	Born: Joined FEMSA: Appointed to current position: Directorships:	August 1956 1979 1996 Alternate secretary of the board of directors of FEMSA and secretary of the board of directors of all of the sub-holding companies
	Business experience within FEMSA:	Extensive experience in international business and financial transactions, debt issuances and corporate restructurings and expertise in securities and private mergers and acquisitions law
	Education:	Holds a law degree from the UANL and a masters degree in Comparative Law from the College of Law of the University of Illinois

FEMSA Cerveza
Javier Astaburuaga Sanjines Co-Chief Executive Officer-Operations	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:

July 1959

1982

2003

Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance, held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer and for two years prior to his current position, was FEMSA Cerveza’s Director of Sales for the north region of Mexico

Jorge Luis Ramos Santos Co-Chief Executive Officer- Sales	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:	December 1952 1996 2003 Director of Human Resources of FEMSA Cerveza from 1996 until 2000 and Director of Sales for the south region from 2000 until his appointment to his current position

Gerardo Estrada Attolini Chief Financial Officer	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:	May 1957 2000 2003 Chief Financial Officer of FEMSA from 2000 until 2002 and Administrative Director of FEMSA Cerveza from 2002 until his appointment to his current position
	Education:	Holds CPA and MBA degrees from ITESM

Coca-Cola FEMSA
Carlos Salazar Lomelín Chief Executive Officer	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:

April 1951

1973

2000

Has held managerial positions in several subsidiaries of FEMSA, including Grafo Regia, S.A. de C.V. and Plásticos Técnicos Mexicanos, S.A. de C.V., served as Chief Executive Officer of FEMSA Cerveza, where he also held various management positions in the Commercial Planning and Export divisions

	Education:	Bachelor’s degree in economics from ITESM, postgraduate studies in business administration and in economic development in Italy

Héctor Treviño Gutiérrez Chief Financial Officer	Born: Joined FEMSA: Appointed to current position:	August 1956 1981 1993
	Business experience within FEMSA:	Has held managerial positions in the international financing, financial planning, strategic planning and corporate development areas of FEMSA
	Other business experience:	Holds a degree in chemical engineering from ITESM and an MBA from the Wharton Business School

FEMSA Comercio
Eduardo Padilla Silva Chief Executive Officer	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:	January 1955 1997 2003 Director of Planning and Control of FEMSA from 1997 to 2000 and Chief Executive Officer, Strategic Business Division from 2000 until 2003
	Other business experience:	Had a 20-year career in Grupo Alfa, culminating with a ten-year tenure as Chief Executive Officer of Terza, S.A. de C.V., major areas of expertise include operational control, strategic planning and financial restructuring
	Education:	Holds a degree in mechanical engineering from ITESM and an MBA from Cornell University

Strategic Procurement
Sergio Sáenz Garza Executive Vice-President	Born: Joined FEMSA: Appointed to current position: Directorships:	September 1950 1999 2003 Chairman of the Board of FEMSA Cerveza
	Business experience within FEMSA:	Chief Financial Officer of FEMSA Cerveza
	Other business experience:	Had a 13-year career in Cuprum, S.A. de C.V., culminating as Chief Executive Officer
	Education:	Holds a chemical engineering degree from UANL and an MBA from the University of Texas at Austin

Compensation of Directors and Senior Management

For the year ended December 31, 2004, the aggregate compensation paid to our directors was approximately Ps. 4.3 million.

For the year ended December 31, 2004, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 817 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described below. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2004, amounts set aside or accrued for all employees under these retirement plans were Ps. 3,644 million, of which Ps. 1,874 million is already funded.

Stock Incentive Plan

From 1998 until 2003, we, along with our subsidiaries, had a five-year stock incentive plan for the benefit of our executive officers. Under the terms of the stock incentive plan, during the years 1999 through 2003, certain of our executive officers were selected to receive a special cash bonus, which was used to obtain a stock grant. Each year, our Chief Executive Officer, together with the chief executive officers of the sub-holding companies, selected the executive officers eligible to participate in the stock incentive plan and determined the amount of the special bonus, based on each executive officer’s level of responsibility and corporate achievements during the prior year.

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

A stock grant entitles an executive officer to receive BD Units or, in the case of officers of Coca-Cola FEMSA, a specified proportion of BD Units and Series L Shares of Coca-Cola FEMSA, which will be acquired by the respective administrative trust in the open market, using the special bonus contributed by each executive officer. Under the terms of the stock incentive plan, the ownership of the BD Units and, in its case, the Series L Shares of Coca-Cola FEMSA, will vest at a rate per year equivalent to the number of BD Units and, as applicable, Coca-Cola FEMSA Series L Shares, which can be acquired with 20% of such stock grant.

As of March 31, 2005, four administrative trusts, which administer the stock incentive plan, hold a total of 2,369,643 BD Units and 672,559 Series L Shares of Coca-Cola FEMSA, each representing 0.224% and 0.036% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

EVA Stock Incentive Plan

In 2004, we, along with our subsidiaries, commenced a new three-year stock incentive plan for the benefit of our executive officers, which we refer to as the EVA stock incentive plan. This new plan replaced the stock incentive plan described above and was developed using as the main metric for evaluation the Economic Value Added, or EVA, framework developed by Stern Stewart & Co., a compensation consulting firm. Under the EVA stock incentive plan, eligible executive officers are entitled to receive a special cash bonus, which will be used to purchase a stock grant.

Under this plan, each year, our Chief Executive Officer in conjunction with the Evaluation and Compensation Committee of our board of directors, together with the chief executive officer of the respective sub-holding company, determines the amount of the special cash bonus used to purchase the stock grant. This amount is determined based on each executive officer’s level of responsibility and based on the EVA generated by Coca-Cola FEMSA or FEMSA, as applicable.

The stock grants are administrated by a trust for the benefit of the selected executive officers. Under the EVA stock incentive plan, each time a special bonus is assigned to an executive officer, the executive officer contributes the special bonus received to the administrative trust in exchange for a stock grant. Pursuant to the plan, the administrative trust acquires BD Units of FEMSA or, in the case of officers of Coca-Cola FEMSA, a specified proportion of publicly traded local shares of FEMSA and Series L Shares of Coca-Cola FEMSA on the Mexican Stock Exchange using the special bonus contributed by each executive officer. The ownership of the publicly traded local shares of FEMSA and, in the case of Coca-Cola FEMSA executives, the Series L Shares of Coca-Cola FEMSA vests upon the executive officer holding a stock grant each year over the next five years following the date of receipt of the stock grant, at a rate per year equivalent to 20% of the number of publicly traded local shares of FEMSA and Series L Shares of Coca-Cola FEMSA.

As of March 31, 2004, the trust that manages the EVA stock incentive plan holds a total of 660,328 BD Units of FEMSA and 457,579 Series L Shares of Coca-Cola FEMSA, each representing 0.062% and 0.025% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

Insurance Policies

We maintain life insurance policies for all of our employees. These policies mitigate the risk of having to pay death benefits in the event of an industrial accident. We maintain a directors and officers’ insurance policy covering all directors and certain key executive officers for liabilities incurred in their capacities as directors and officers.

Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of March 31, 2005, 1,926,075,625 Series B Shares representing 70.4% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”

The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of March 31, 2005 beneficially owned by our directors who are participants in the voting trust, other than the shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
Beneficial Owner	Shares	Percent of Class	Shares	Percent of Class	Shares	Percent of Class
Eugenio Garza Lagüera	4,954,368	0.2%	8,881,736	0.7%	8,881,736	0.7%
José Calderón Ayala(1)	2,276,517	0.1	4,553,034	0.4	4,553,034	0.4
Consuelo Garza de Garza	20,821,980	0.8	4,031,160	0.3	4,031,160	0.3
Max Michel Suberville	36,568,920	1.3	0	0.0	0	0.0
Alberto Bailleres	333,890	0.0	667,780	0.1	667,780	0.1

(1)	Estate of José Calderón Ayala, late father of José Calderón Rojas.

To our knowledge, no other director or officer is the beneficial owner of more than 1% of any class of our capital stock.

Board Practices

Our bylaws state that the board of directors will meet at least once every three months following the end of each quarter to discuss our operating results and the advancement in the achievement of strategic objectives. Our board of directors can also hold extraordinary meetings. See “Item 10. Additional Information—Bylaws.”

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

Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the three committees of the board of directors:

•	The Evaluation and Compensation (Human Resources) Committee. Responsibilities include (1) recommending procedures for the election of the Chief Executive Officer and other senior executives;

(2) proposing to the board of directors the criteria for the evaluation of the Chief Executive Officer and other senior executives; and (3) analyzing and presenting to the board of directors the proposal prepared by the Chief Executive Officer regarding the structure and amount of compensation for FEMSA’s key executives. The current Evaluation and Compensation Committee members are: Lorenzo H. Zambrano (chairman), Roberto Servitje, Max Michel Suberville, Arturo Fernández Pérez and Carlos Salguero. Alfonso Garza Garza is the appointed secretary of this committee.

•	Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. The current Audit Committee members are: Alexis E. Rovzar de la Torre (Chairman), José Manuel Canal Hernando and Helmut Paul. Each member of the audit committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The Secretary of the Audit Committee is José González Ornelas, head of FEMSA’s internal audit area.

•	The Finance and Planning Committee. Responsibilities include (1) evaluating the investment and financing policies proposed by the Chief Executive Officer; (2) furnishing an opinion on the soundness of the annual budget and ensuring the implementation of the budget and any proposed strategic plan; and (3) identifying risk factors to which the corporation is exposed, as well as evaluating its management policies. The current Finance and Planning Committee members are: Ricardo Guajardo Touché (chairman), Alfredo Livas Cantú, Luis Téllez Kuenzler, Robert E. Denham and Javier Fernández Carbajal. Federico Reyes García is the appointed secretary of this committee.

Statutory Examiner

Under Mexican law, a statutory examiner must be elected by the shareholders at the annual ordinary general shareholders meeting for a term of one year, which term may be extended. The statutory examiner is obligated to supervise the accuracy, sufficiency and reasonableness of the financial information presented to FEMSA’s shareholders and its consistency with the accounting policies and criteria followed by FEMSA. Prior to each annual ordinary general shareholders meeting of FEMSA, the statutory examiner is required to review and report as to the accuracy, sufficiency and reasonableness of the financial information presented to shareholders by the board of directors. The statutory examiner is also authorized:

•	to call ordinary or extraordinary general shareholders meetings;

•	to place items on the agenda for general shareholders meetings and meetings of the board of directors; and

•	to attend general shareholders meetings and meetings of the board of directors (without the right to vote).

The statutory examiner is entitled to receive, in order to perform its duties, periodic reports from the board of directors regarding material aspects of our financial condition. Our current statutory examiner is Ernesto González Dávila and the current alternate statutory examiner is Ernesto Cruz Velázquez de León.

Employees

As of December 31, 2004, our headcount by geographic region was as follows: 57,084 in Mexico, 5,382 in Central America, 7,658 in Colombia, 8,179 in Venezuela, 6,779 in Brazil and 3,135 in Argentina. We include in headcount employees of third party distributors who we do not consider to be our employees. The table below sets forth headcount for the years ended December 31, 2004, 2003 and 2002:

	Headcount for the Year Ended December 31,
	2004			2003		2002
	Non-Union	Union	Total	Non-Union	Union	Non-Union	Union
Sub-holding company
Coca-Cola FEMSA(1)	32,648	23,590	56,238	32,499	24,342	5,491	8,966
FEMSA Cerveza	11,006	8,742	19,748	10,475	8,698	9,769	8,604
FEMSA Comercio(2)	3,100	4,706	7,806	2,555	3,304	2,334	2,791
Other	1,716	2,709	4,425	1,644	2,599	1,636	2,095

Total	48,470	39,747	88,217	47,193	38,943	19,230	22,456

(1)	Includes employees of third party distributors who we do not consider to be our employees of 16,182, 17,130 and 550, in 2004, 2003 and 2002, respectively.
(2)	Does not include non-management store employees, who are employed directly by each individual store.

As of December 31, 2004, our subsidiaries had entered into 355 collective bargaining or similar agreements with personnel employed at our operations. Each of the labor unions in Mexico is associated with one of 10 different national Mexican labor organizations. In general, we have a good relationship with the labor unions throughout our operations, except for in Colombia and Venezuela, which are the subject of significant labor-related litigation. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA.” The agreements applicable to our Mexican operations generally have an indefinite term and provide for an annual salary review and for review of other terms and conditions, such as fringe benefits, every two years.

The table below sets forth the number of collective bargaining agreements and unions for our employees:

Collective Bargaining Labor Agreements Between

Sub-holding Companies and Unions

As of December 31, 2004

Sub-holding Company	Collective Bargaining Agreements	Labor Unions
Coca-Cola FEMSA	94	31
FEMSA Cerveza	149	10
FEMSA Comercio(1)	59	4
Others	53	4

Total	355	49

(1)	Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to the company as of March 31, 2005. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of March 31, 2005

	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Total Shares of FEMSA Common Stock
	Shares Owned	Percent of Class	Shares Owned	Percent of Class	Shares Owned	Percent of Class
Shareholder
Technical Committee and Trust
Participants under the Voting Trust(4)	1,926,075,625	70.4%	—	—	—	—	36.4%
Capital International Inc.(5)	63,353,100	2.3%	126,706,200	9.9%	126,706,200	9.9%	6.0%
Genesis Investment Management Ltd.(6)	44,074,480	1.6%	88,148,960	6.9%	88,148,960	6.9%	4.2%

(1)	As of March 31, 2005, there were 2,737,740,090 Series B Shares outstanding.
(2)	As of March 31, 2005, there were 1,279,785,180 Series D-B Shares outstanding.
(3)	As of March 31, 2005, there were 1,279,785,180 Series D-L Shares outstanding.
(4)	As a consequence of the technical committee’s internal procedures, the technical committee, as a whole, is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust and the following trust participants, as technical committee members, are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), Eugenio Garza Lagüera, Paulina Garza de Marroquín, Bárbara Garza Gonda, Mariana Garza de Treviño, Eva Gonda de Garza, Eva Garza de Fernández, Consuelo Garza de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres, Maria Teresa G. de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by Eugenio Garza Lagüera), Corbal, S.A. de C.V. (controlled by Alberto Bailleres), Magdalena M. de David, Alepage, S.A. (controlled by Consuelo Garza de Garza), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas) and BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Celia Bailleres).
(5)	Derived from Capital International Inc.’s Schedule 13F filing with the SEC, dated February 14, 2005.
(6)	Derived from Genesis Investment Management Ltd.’s Schedule 13F filing with the SEC, dated February 15, 2005.

As of March 31, 2005, there were 14 holders of record of ADSs in the United States, which represented approximately 72.5% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

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

The trust participants agreed to certain transfer restrictions with respect to the trust assets. During the 10-year term of the voting trust, trust assets may be transferred by trust participants to spouses and immediate family members and, subject to certain conditions, to companies that are 100% owned by trust participants, which we refer to as the permitted transferees, provided in all cases that the transferee agrees to be bound by the terms of the voting trust. In the event that a trust participant wishes to sell part of its trust assets to someone other than a permitted transferee, the other trust participants have a right of first refusal to purchase the trust assets that the trust participant wishes to sell. If none of the trust participants elects to acquire the trust assets from the selling trust participant, the technical committee will have a right to nominate (subject to the approval of technical committee members representing 75% of the trust assets, excluding trust assets that are the subject of the sale) a purchaser for such trust assets. In the event that none of the trust participants or a nominated purchaser elects to acquire trust assets, the selling trust participant will have the right to sell the trust assets to a third party on the same terms and conditions that were offered to the trust participants. Acquirors of trust assets will only be permitted to become parties to the voting trust upon the affirmative vote of technical committee members. In the event that a trust participant holding a majority of the trust assets elects to sell its trust assets, the other trust participants have “tag along” rights that will enable them to sell their trust assets to the acquiror of the selling trust participant’s trust assets.

Because of their ownership of a majority of the Series B Shares, the technical committee and trust participants may be deemed to control our company. Other than as a result of their ownership of the Series B Shares, the technical committee and trust participants do not have any voting rights that are different from those of other shareholders.

Interest of Management in Certain Transactions

The following is a summary of transactions we have entered into with entities for which members of our board of directors or management serve as a member of the board of directors or management. Each of these transactions was entered into in the ordinary course of business, and we believe each is on terms comparable to those that could be obtained in arm’s length negotiations with unaffiliated third parties.

We, along with certain of our subsidiaries, engage in financial and insurance coverage transactions, including entering into loans and credit line facilities, with subsidiaries of BBVA Bancomer, a financial services holding company of which Ricardo Guajardo Touché, who is also a director of FEMSA, was the chairman of the board of directors until the fourth quarter of 2004 and is currently a director, and of which another one of our directors, Bárbara Garza Gonda, is an alternate director. These transactions include the following: (1) BBVA Bancomer is the administrative agent and is one of the lenders in a Ps. 1,672 million credit agreement entered into by FEMSA Comercio and (2) BBVA Bancomer and its affiliates are also a lender under a term loan facility and a purchaser of certificados bursátiles issued in Mexico by Coca-Cola FEMSA in connection with the acquisition of Panamco.

We maintain an insurance policy covering auto insurance and medical expenses for executives issued by Grupo Nacional Provincial, S.A., an insurance company of which the chairman of the board and chief executive officer is Alberto Bailleres, one of our directors. The aggregate amount of premiums paid under these policies was approximately Ps. 78 million, Ps. 51 million and Ps. 70 million in 2004, 2003 and 2002, respectively.

We maintain insurance covering life and medical expenses for executives issued by Seguros Monterrey, S.A. New York Life, an insurance company of which the vice-chairman of the board during 2004 was Federico Reyes García, our Executive Vice President of Finance and Corporate Development. The aggregate amount of premiums paid under these policies was approximately Ps. 113 million, Ps. 76 million and Ps. 68 million in 2004, 2003 and 2002, respectively. In addition, we paid during 2004, 2003 and 2002 premiums of approximately Ps. 26 million, Ps. 28 million and Ps. 28 million, respectively, for fidelity bonds issued by Fianzas Monterrey, S.A., a company for which Federico Reyes García was the chairman of its review board during 2004.

In 2004, FEMSA Comercio in its ordinary course of business, purchased Ps. 737 million, Ps. 614 million and Ps. 503 million in 2004, 2003 and 2002, respectively, in baked goods and snacks for its stores from subsidiaries of Grupo Bimbo, of which the chairman of the board is Roberto Servitje, a director of FEMSA. These purchases were entered into in the ordinary course of business, and we believe they were made on terms comparable to those that could be obtained in arm’s length negotiations with unaffiliated third parties.

José Antonio Fernández Carbajal, Eva Garza de Fernández, Ricardo Guajardo Touché and Lorenzo H. Zambrano, who are directors of FEMSA, are also members of the board of directors of ITESM, which is a prestigious university that routinely receives donations from FEMSA and its subsidiaries.

Business Transactions between Coca-Cola FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with The Coca-Cola Company and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total payments by Coca-Cola FEMSA to The Coca-Cola Company for concentrates were approximately Ps. 6,957 million, Ps. 5,828 million and Ps. 2,857 million in 2004, 2003 and 2002, respectively. Coca-Cola FEMSA and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to Coca-Cola FEMSA’s refrigeration equipment investment program. Coca-Cola FEMSA received contributions to its marketing expenses, which include its refrigeration equipment investment program, of Ps. 920 million, Ps. 1,263 million and Ps. 793 million in 2004, 2003 and 2002, respectively.

In Argentina, Coca-Cola FEMSA also purchases a portion of its plastic ingot requirements for producing plastic bottles and all of its returnable bottle requirements from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina, S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil in which The Coca-Cola Company has a substantial interest.

In connection with the acquisition of Panamco, subsidiaries of The Coca-Cola Company made specified undertakings to support and facilitate the Panamco acquisition for the benefit of Coca-Cola FEMSA. In consideration for these undertakings, Coca-Cola FEMSA made certain undertakings for the benefit of The Coca-Cola Company and its subsidiaries, including indemnity obligations with respect to specified matters relating to the accuracy of disclosure and the compliance with applicable law by Coca-Cola FEMSA’s board of directors and the board of directors of Panamco and undertakings to take specified actions and refrain from specified others to facilitate the ability of The Coca-Cola Company to receive favorable tax treatment in connection with its participation in the acquisition. In connection with the execution of the acquisition agreement for Panamco, The Coca-Cola Company and FEMSA memorialized their understandings relating to specified operational and business issues that may affect Coca-Cola FEMSA following completion of the acquisition. A summary of these understandings is set forth under “Item 10. Additional Information—Material Contracts—The Coca-Cola Memorandum.”

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See pages F-1 through F-59, incorporated herein by reference.

Dividend Policy

For a discussion of our dividend policy, see “Item 3. Key Information—Dividends” and “Item 10. Additional Information.”

Legal Proceedings

We are party to various legal proceedings in the ordinary course of business. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe will have, or has had, a material adverse effect on our company. Other legal proceedings that are pending against or involve us and our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate disposition of such other proceedings individually or on an aggregate basis will not have a material adverse effect on our consolidated financial position or results of operations.

Coca-Cola FEMSA

Mexico

Tax Matters. During 2002 and 2003, Coca-Cola FEMSA initiated two juicios de amparo (appeals based on the violation of constitutional rights) related to the Impuesto Especial Sobre Productos y Servicios (Special Tax on Products and Services, or IEPS). The 2002 appeal relates to the IEPS applicable to inventories in Mexico produced with high fructose corn syrup and the 2003 appeal relates to the IEPS applicable to all carbonated soft drinks in Mexico produced with non-sugar sweeteners. In November 2003, Coca-Cola FEMSA obtained a final favorable decision not subject to appeal from a Mexican federal court for its 2002 appeal and in June 2004 for its 2003 appeal. During 2005, Coca-Cola FEMSA does not expect to pay IEPS in any of its Mexican operations, and Coca-Cola FEMSA expects to receive from the authorities a partial reimbursement of the IEPS paid during 2002 and 2003, including accrued interest.

In April 2004, the Mexican Supreme Court of Justice issued a ruling with respect to rules previously issued by the Mexican Ministry of Finance regarding tax deductions of certain assets in the beverage industry, such as refrigerators. This ruling requires these assets to be treated as fixed assets with finite useful lives. Coca-Cola FEMSA had previously considered refrigerators as an expense for tax purposes. This change of criteria had no effect on Coca-Cola FEMSA’s net income since the difference between the carrying value and tax basis of the refrigerators was recorded as a deferred income tax liability in prior years. Tax payments in connection with this change in criteria resulted in a charge to income in 2004 in the amount of Ps. 139 million. During March 2005, the tax authorities reviewed the payments in connection with this change in criteria, which resulted in an additional charge to income of Ps. 103 million.

Antitrust Matters. During 2000, the Comisión Federal de Competencia in Mexico (the Mexican Antitrust Commission), pursuant to complaints filed by PepsiCo and certain of its bottlers in Mexico, started an investigation of The Coca-Cola Company and its bottlers. Later in 2000, the Mexican Antitrust Commission alleged, and in 2002, determined that The Coca-Cola Company bottlers engaged in monopolistic practices through exclusivity arrangements with certain retailers. The Mexican Antitrust Commission did not impose any fines, but ordered The Coca-Cola Company’s bottlers, including certain of Coca-Cola FEMSA’s Mexican subsidiaries, to abstain from entering into any exclusivity arrangement with retailers that stock soft drink bottles of up to 2.0 liters. We, along with other Coca-Cola bottlers, appealed the resolution rendered in February 2002 by a Recurso de Reconsideración (Review Appeal), which was presented before the Mexican Antitrust Commission. The Mexican Antitrust Commission confirmed its original determination and issued a confirmatory resolution in July 2002. Coca-Cola FEMSA’s and its Mexican operating subsidiaries appealed this resolution before Mexican federal court by initiating several juicios de amparo (appeals based on the violation of constitutional rights) and obtained favorable final decisions not subject to appeal. Under these judicial decisions, the resolution was declared null and void and the Mexican Antitrust Commission was ordered to issue a new resolution.

In March 2003, in a separate proceeding, the Mexican Antitrust Commission started an investigation involving The Coca-Cola Company, Coca-Cola FEMSA and certain other Coca-Cola bottlers due to complaints filed by some retailers and other bottlers. In September 2003, the Mexican Antitrust Commission requested certain Coca-Cola bottlers, including subsidiaries of Coca-Cola FEMSA, to provide information. Coca-Cola FEMSA and its operating companies initiated amparo proceedings, and a Mexican federal court issued a final ruling that the request for information was unconstitutional. In August 2004, however, as a result of the investigation, the Mexican Antitrust Commission issued several Oficios de Presunta Responsabilidad (statement of charges) asserting that Coca-Cola FEMSA and its Mexican operating subsidiaries, as well as other bottlers, engaged in monopolistic practices and requested additional information. Coca-Cola FEMSA and its operating companies initiated amparo proceedings asserting the illegality of these requests, which are currently under review. Coca-Cola FEMSA cannot give any assurances that any action taken as a result of this investigation will not negatively affect Coca-Cola FEMSA’s business in the future.

Central America

Antitrust Matters in Costa Rica and Panama. During August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission) pursuant to a complaint filed by PepsiCo. and its bottler in Costa Rica initiated an investigation of the sales practices of The Coca-Cola Company and Coca-Cola FEMSA’s Costa Rican subsidiary for alleged monopolistic practices in retail distribution, including sales exclusivity arrangements. A ruling from the Costa Rican Antitrust Commission was issued in July 2004, which found the company engaged in monopolistic practices with respect to exclusivity arrangements, pricing and the sharing of refrigeration equipment under certain limited circumstances and imposed an US$ 130,000 fine. Coca-Cola FEMSA’s appeal of the Costa Rican Antitrust Commission’s ruling was recently dismissed. Coca-Cola FEMSA expects to challenge the ruling in further judicial proceedings. Coca-Cola FEMSA does not believe that this matter will have a material adverse effect on its financial position or results of operations.

During 2002, Refrescos Nacionales, S.A., the Pepsi bottler in Panama, initiated a lawsuit against Coca-Cola FEMSA’s Panamanian operating subsidiary, based on alleged monopolistic practices in retail distribution through the implementation of exclusivity agreements. The parties have agreed to discontinue the lawsuit without requiring any change to Coca-Cola FEMSA’s agreements.

Tax Matters in Costa Rica. In September 2004, Coca-Cola FEMSA’s Costa Rican subsidiary received notice of certain tax claims asserted by the Costa Rican tax authorities to pay taxes on sales of carbonated soft drinks from April 2002 through July 2003. These claims currently total approximately US$ 12 million. In previous years, Coca-Cola FEMSA’s Costa Rican subsidiary had been required to pay similar taxes, however, due to the favorable final decisions on the appeals that Coca-Cola FEMSA filed, it was not required to pay these taxes. Legal actions have been initiated against the current assessment by the Costa Rican tax authorities and are currently under review. Coca-Cola FEMSA believes this assessment is without merit.

Colombia

Labor Matters. During July 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against certain subsidiaries of Coca-Cola FEMSA. In the complaint, the plaintiffs alleged that the subsidiaries of Coca-Cola FEMSA acquired in the

Panamco acquisition engaged in wrongful acts against the labor union and its members in Colombia, including kidnapping, torture, death threats and intimidation. The complaint alleges claims under the U.S. Alien Tort Claims Act, Torture Victim Protection Act, Racketeer Influenced and Corrupt Organizations Act and state tort law and seeks injunctive and declaratory relief and damages of more than US$ 500 million, including treble and punitive damages and the cost of the suit, including attorney fees. Coca-Cola FEMSA filed a motion to dismiss the complaint for lack of subject matter and personal jurisdiction. The court denied the motion to dismiss for lack of subject matter jurisdiction but has not ruled on the personal jurisdiction motion, subject to further clarification from the parties. This motion is therefore still pending. Coca-Cola FEMSA believes this lawsuit is without merit and intends to vigorously defend itself in this matter.

Venezuela

Tax Matters. In 1999, certain of Coca-Cola FEMSA’s Venezuelan subsidiaries received notice of certain tax claims asserted by the Venezuelan taxing authorities. These subsidiaries have taken the appropriate recourses against these claims at the administrative level as well as at the court level in Venezuela. The claims currently total approximately US$ 17 million. Coca-Cola FEMSA has certain rights to indemnification from Venbottling Holding, Inc., a former shareholder of Panamco and The Coca-Cola Company for a substantial portion of the claims. Based on the analysis that Coca-Cola FEMSA has completed in relation to these claims, as well as the defense strategy that it has developed, Coca-Cola FEMSA does not believe that the ultimate decision with respect to these cases will have a material adverse effect on its financial position or results of operations.

Labor and Distribution Matters. Since 1999, a group of independent distributors of Coca-Cola FEMSA’s Venezuelan subsidiaries commenced a proceeding to incorporate a union of distributors. On September 20, 2001, the Venezuelan Supreme Court rendered its opinion confirming the incorporation of the union, but withheld granting any specific labor rights to the members of the union other than the right to be unionized. In order to obtain specific labor rights, the union, or its members, will have to request and obtain from a court of law a determination that the members of such union are considered workers pursuant to Venezuelan labor laws, and thereafter claim from Coca-Cola FEMSA’s Venezuelan subsidiaries the payment of such benefits and rights including retroactive payments. To Coca-Cola FEMSA’s knowledge, neither the union nor any of its individual members have initiated any legal process with the objective of obtaining such a determination and Coca-Cola FEMSA does not anticipate receiving claims against Coca-Cola FEMSA’s Venezuelan subsidiaries.

Since 2001, Coca-Cola FEMSA’s Venezuelan subsidiaries have been the subject of numerous claims by former independent distributors claiming alleged labor and severance rights owed to them at the time of the termination of their relationship with Coca-Cola FEMSA. As of December 31, 2004, Coca-Cola FEMSA’s Venezuelan subsidiaries were the subject of several lawsuits filed by former distributors for a total amount of approximately US$ 21 million. Notwithstanding the number of claims and the amounts involved, most of these claims have been filed by former distributors that either entered into release agreements with Coca-Cola FEMSA’s subsidiaries at the time of their termination, and therefore Coca-Cola FEMSA believes have no rights for additional claims, or are claims that were filed after the expiration of the statute of limitations. There are also lawsuits presented by individuals that have never had a distributor or employee relationship with Coca-Cola FEMSA that it believes have no merit.

Brazil

Antitrust Matters. Several claims have been filed against Coca-Cola FEMSA by private parties, which are currently pending before the Brazilian Ministry of Law and Economics, that allege anticompetitive practices by Coca-Cola FEMSA’s Brazilian subsidiaries. The plaintiffs are Ragi (Dolly), a Brazilian producer of “B Brands,” Serv Lar, a distributor of Coca-Cola FEMSA’s products in Brazil, and PepsiCo. Under Brazilian law, each of these claims could result in substantial monetary fines and other penalties. Coca-Cola FEMSA believes each of the claims is without merit and intends to vigorously defend itself in these matters.

FEMSA Cerveza

Antitrust Matters. On June 18, 2003, the Mexican Antitrust Commission announced that it was launching an investigation into the beer industry practice of alleged tied-customer arrangements. FEMSA Cerveza received a request for information from the Mexican Antitrust Commission. FEMSA Cerveza initiated amparo proceedings challenging the legality of the Commission’s actions. Thus far, the Mexican federal courts have ruled on a majority of these proceedings finding no proper support or validity with respect to the Mexican Antitrust Commission’s request. As of the date of this annual report, the Mexican Antitrust Commission has not formally closed its investigation nor charged FEMSA Cerveza of any illegal behavior. FEMSA Cerveza cannot give any assurances that any action taken as a result of this investigation will not negatively affect FEMSA Cerveza’s operations in the future.

On August 24, 2004, the Mexican Antitrust Commission announced that it was launching an investigation into beer industry practices with respect to exclusivity arrangements in general. FEMSA and FEMSA Cerveza received requests for information on September 15, 2004 from the Mexican Antitrust Commission. On October 7, 2004, FEMSA and FEMSA Cerveza initiated amparo proceedings before the appropriate Mexican federal district courts to challenge the constitutionality of the Mexican Antitrust Commission’s investigation. The Mexican Antitrust Commission imposed monetary fines on FEMSA and FEMSA Cerveza because they did not provide the Mexican Antitrust Commission with the requested information. FEMSA and FEMSA Cerveza have also challenged these monetary fines in the Mexican federal courts. The courts are in the process of reviewing these amparo proceedings, and we are currently awaiting each of their outcomes. FEMSA and FEMSA Cerveza cannot give any assurances that any action taken as a result of this investigation will not negatively affect them in the future.

ITEM 9.	THE OFFER AND LISTING

Description of Securities

We have three series of capital stock, each with no par value:

•	Series B Shares;

•	Series D-B Shares; and

•	Series D-L Shares.

Series B Shares have full voting rights, and Series D-B and D-L Shares have limited voting rights. Prior to May 11, 2008, the shares of our company are not separable and may be transferred only in the following forms:

•	B Units, consisting of five Series B Shares; and

•	BD Units, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.

On May 11, 2008, each Series D-B Share will automatically convert into one Series B Share with full voting rights, and each Series D-L Share will automatically convert into one Series L Share with limited voting rights. At that time:

•	the BD Units and the B Units will cease to exist and the underlying Series B Shares and Series L Shares will be separate; and

•	the Series B Shares and Series L Shares will be entitled to share equally in any dividend, and the dividend preferences of the Series D-B Shares and Series D-L Shares of 125% of any amount distributed in respect of each Series B Share existing prior to May 11, 2008 will be terminated.

The following table sets forth information regarding our capital stock as of March 31, 2005:

	Number	Percentage of Capital	Percentage of Voting
Class
Series B Shares (no par value)	2,737,740,090	51.7%	100.0%
Series D-B Shares (no par value)	1,279,785,180	24.2	0.0
Series D-L Shares (no par value)	1,279,785,180	24.2	0.0

Total Shares	5,297,310,450	100.0%	100.0%

Units
BD Units	639,892,590	60.4%	23.37%
B Units	419,569,500	39.6	76.63

Total Units	1,059,462,090	100.0%	100.0%

Trading Markets

Prior to May 11, 1998, there was no market for the BD Units, the B Units or any of our shares. Since May 11, 1998, ADSs representing BD Units have been listed on the New York Stock Exchange, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADS represents 10 BD Units deposited under the deposit agreement with the ADS depositary.

The New York Stock Exchange trading symbol for the ADSs is “FMX” and the Mexican Stock Exchange trading symbols are “FEMSA UBD” for the BD Units and “FEMSA UB” for the B Units.

Fluctuations in the exchange rate between the Mexican peso and the U.S. dollar have affected the U.S. dollar equivalent of the Mexican peso price of our shares on the Mexican Stock Exchange and, consequently, have also affected the market price of our ADSs. See “Item 3. Key Information—Exchange Rate Information.”

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation, the shares of which are held by 30 brokerage firms, that are exclusively authorized to trade on the exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems and is open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the BD Units that are directly or indirectly (for example, in the form of ADSs) quoted on a stock exchange (including for these purposes the New York Stock Exchange) outside Mexico.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission) or CNBV. Most securities traded on the Mexican Stock Exchange, including ours, are on deposit with S.D. Indeval, S.A. de C.V., Instituto para el Depósito de Valores, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Price History

The following tables set forth, for the periods indicated, the reported high, low and closing sale prices and the average daily trading volumes for the BD Units and B Units on the Mexican Stock Exchange and the reported high, low and closing sale prices and the average daily trading volumes for the ADSs on the New York Stock Exchange.

	BD Units(1)
	Nominal Pesos				Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)	Close US$(4)
2000	49.35	25.25	28.60	2.97	1,310,216
2001	41.00	25.20	31.02	3.39	1,132,468
2002	46.00	31.89	37.93	3.64	948,565

2003
First Quarter	38.34	33.50	35.86	3.33	604,877
Second Quarter	44.68	35.25	43.01	4.11	719,752
Third Quarter	43.56	39.52	41.87	3.81	1,195,971
Fourth Quarter	42.60	38.49	41.48	3.69	1,500,219

2004
First Quarter	55.00	41.02	54.97	4.94	1,594,157
Second Quarter	56.70	48.18	52.72	4.59	1,293,167
Third Quarter	52.76	47.26	50.30	4.42	728,851
Fourth Quarter	59.60	49.99	58.51	5.25	827,765
October	51.14	49.99	50.98	4.42	975,605
November	53.70	50.44	53.70	4.79	860,723
December	59.60	54.13	58.51	5.25	661,257

2005
January	60.50	57.02	60.14	5.37	568,186
February	66.72	61.45	66.72	6.02	525,945
March	67.75	59.32	59.84	5.35	544,820

(1)	The prices and average daily trading volume for the BD Units were taken from Bloomberg.
(2)	High and low closing prices for the periods presented.
(3)	Closing price on the last day of the periods presented.
(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the BD Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the Federal Reserve Bank of New York on such date.

	B Units(1)
	Nominal Pesos				Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)	Close US$(4)
2000	45.00	31.30	45.00	4.68	81,836
2001	45.00	27.92	36.10	3.94	15,967
2002	40.00	34.00	37.00	3.55	800

2003
First Quarter	36.70	33.70	36.30	3.37	426
Second Quarter	40.90	37.00	40.90	3.91	61
Third Quarter	40.90	39.00	39.00	3.54	2,223
Fourth Quarter	40.00	34.00	38.70	3.44	7,231

2004
First Quarter	49.00	39.50	47.50	4.25	11,618
Second Quarter	48.50	46.00	48.40	4.19	690
Third Quarter	49.00	47.00	49.00	4.30	3,522
Fourth Quarter	52.00	45.10	52.00	4.66	2,083
October	48.70	48.70	48.70	4.22	5,000
November	48.35	45.10	46.95	4.18	4,621
December	52.00	46.95	52.00	4.66	3,129

2005
January	52.00	48.70	52.00	4.64	280
February	56.00	52.95	52.95	4.78	144
March	56.39	53.95	55.00	4.92	4,825

(1)	The prices and average daily trading volume for the B Units were taken from Bloomberg.
(2)	High and low closing prices for the periods presented.
(3)	Closing price on the last day of the periods presented.
(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the BD Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the Federal Reserve Bank of New York on such date.

	ADSs(1)
	U.S. dollars			Average Daily Trading Volume (ADSs)
	High(2)	Low(2)	Close(3)
2000	53.19	26.63	29.88	221,984
2001	45.00	26.80	34.55	231,109
2002	49.21	33.80	36.42	229,017

2003
First Quarter	36.50	30.65	33.27	209,310
Second Quarter	42.11	32.82	41.20	195,548
Third Quarter	41.26	36.60	38.15	260,361
Fourth Quarter	38.68	34.15	36.88	332,581

2004
First Quarter	49.71	37.01	49.27	376,589
Second Quarter	50.70	41.52	45.84	314,022
Third Quarter	46.03	41.40	44.18	211,569
Fourth Quarter	52.93	43.69	52.61	230,447
October	45.43	43.69	44.10	198,486
November	47.78	43.95	47.78	244,029
December	52.93	48.60	52.61	247,991

2005
January	53.78	51.05	53.76	264,820
February	60.42	54.97	60.42	313,811
March	60.88	52.54	53.55	310,441

(1)	Each ADS is comprised of 10 BD Units. Prices and average daily trading volume were taken from Bloomberg.
(2)	High and low closing prices for the periods presented.
(3)	Closing price on the last day of the periods presented.

ITEM 10.	ADDITIONAL INFORMATION

Bylaws

The following is a summary of the material provisions of our bylaws and applicable Mexican law. For a description of the provisions of our bylaws relating to the board of directors, executive committee and statutory examiners, see “Item 6. Directors, Senior Management and Employees.”

Organization and Register

We are a sociedad anónima de capital variable organized in Mexico under the Mexican General Corporations Law. We were incorporated in 1936 under the name Valores Industriales, S.A., as a sociedad anónima, and are currently named Fomento Económico Mexicano, S.A. de C.V. We were registered in the Public Registry of Commerce of Monterrey, Nuevo León on May 30, 1936 under the mercantile number 16, page 168, volume 79, third book, second auxiliary of the Registry.

Voting Rights and Certain Minority Rights

Each Series B Share entitles its holder to one vote at any of our ordinary or extraordinary general shareholders meetings. Our bylaws state that the board of directors must comprise at least 16 members. Holders of Series B Shares are entitled to elect at least 11 members of our board of directors, which shall constitute the majority of the board at all times. Holders of Series D-B and D-L Shares are entitled to elect five members of our board of directors and, upon conversion of the Series D-L Shares to Series L Shares or upon issuance of Series L Shares, the holders of Series L Shares will be entitled to elect two members of the board of directors. None of our shares has cumulative voting rights, which are not customary for Mexican companies.

Under our bylaws, the holders of Series D and L Shares are entitled to vote at extraordinary shareholders meetings called to consider any of the following limited matters: (1) the transformation from one form of corporate organization to another, other than from a company with variable capital stock to a company without variable capital stock or vice versa, (2) any merger in which we are not the surviving entity or with other entities whose principal corporate purposes are different from those of our company or our subsidiaries, (3) change of nationality, (4) dissolution and liquidation and (5) the cancellation of the registration of the Series D Shares or Series L Shares in the Mexican Stock Exchange or in any other foreign stock market where listed, except in the case of the conversion of these shares as provided for in our bylaws.

Under Mexican law, holders of shares of any series are entitled to vote as a class in a special meeting governed by the same rules that apply to extraordinary shareholders meetings on any action that would have an effect on the rights of holders of shares of such series. There are no procedures for determining whether a particular proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Pursuant to the Mexican Securities Market Law and the Mexican General Corporations Law, our bylaws include a number of minority shareholder protections. These minority protections include provisions that permit:

•	holders of at least 10% of our outstanding capital stock entitled to vote (including in a limited or restricted manner), to call a shareholders meeting;

•	holders of at least 15% of our outstanding capital stock, to bring an action for civil liabilities against our directors, members of the audit committee and our statutory examiners if (1) the relevant shareholders shall have voted against exercising such action at the relevant shareholders meeting, (2) the claim covers all of the damage alleged to have been caused to us and not merely the damage suffered by the complaining shareholders and (3) any recovery is for FEMSA’s benefit and not the benefit of the complaining shareholders;

•	holders of at least 10% of our outstanding capital stock who are entitled to vote at any shareholders meeting, to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed;

•	holders of 20% of our outstanding capital stock, to oppose any resolution adopted at a shareholders meeting in which they are entitled to vote and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that (1) the challenged resolution violates Mexican law or our bylaws, (2) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution and (3) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder;

•	holders of at least 10% of our outstanding capital stock, to appoint one member of our board of directors and one alternate member of our board of directors; and

•	holders of at least 10% of our outstanding capital stock, to appoint one statutory examiner and one alternate statutory examiner.

Shareholder Meetings

General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain matters specified in Article 182 of the Mexican General Corporations Law and our bylaws. These matters include: amendments to our bylaws, liquidation, dissolution, merger and transformation from one form of corporate organization to another, issuance of preferred stock and increases and reductions of the fixed portion of our capital stock. General meetings called to consider all other matters, including increases or decreases affecting the variable portion of our capital stock, are ordinary meetings. An ordinary meeting must be held at least once each year within the first four months following the end of the preceding fiscal year (1) to consider the approval of the financial statements of FEMSA and certain of our subsidiaries for the preceding fiscal year, (2) to appoint, remove or ratify directors and statutory examiners and to determine their compensation and (3) to determine the allocation of profits and losses of the preceding year. Generally, as a matter of Mexican law, holders of securities of limited voting rights are not entitled to attend shareholders meetings at which they are not entitled to vote. Holders of BD Units or B Units, and beginning on May 11, 2008, holders of B Shares, are entitled to attend all shareholders meetings of the Series B Shares and Series D Shares included in the BD Units or B Units and to vote on matters that are subject to the vote of holders of the underlying shares.

The quorum for an ordinary shareholders meeting of the Series B Shares on first call is more than 50% of the Series B Shares, and action may be taken by a majority of the Series B Shares represented at the meeting. If a quorum is not available, a second or subsequent meeting may be called and held by whatever number of Series B Shares is represented at the meeting, at which meeting action may be taken by a majority of the Series B Shares that are represented at the meeting.

The quorum for an extraordinary shareholders meeting is at least 75% of the shares entitled to vote at the meeting, and action may be taken by a vote of the majority of all the outstanding shares that are entitled to vote. If a quorum is not available, a second meeting may be called, at which the quorum will be the majority of the outstanding capital stock entitled to vote, and actions will be taken by holders of the majority of all the outstanding capital stock entitled to vote.

Shareholders meetings may be called by the board of directors, the statutory examiner and, under certain circumstances, a Mexican court. In addition, an ordinary shareholders meeting may be called by any holder of Series B Shares if an ordinary shareholders meeting has not been held within the preceding two fiscal years or if any action required under Mexican law to be taken at any ordinary shareholders meeting is not taken. A notice of meeting and an agenda must be published in the Periódico Oficial del Estado de Nuevo León (the Official State Gazette of Nuevo León) or a newspaper of general circulation in Monterrey, Nuevo León, Mexico at least 15 days prior to the date set for the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whomever convened the meeting. Shareholders meetings will be deemed validly held and convened without a prior notice or publication whenever all the shares representing our capital stock are fully represented. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice. To attend a meeting, shareholders must deposit their shares with the company or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend a meeting, a shareholder may be represented by an attorney-in-fact.

Dividend Rights

At the annual ordinary general shareholders meeting, the board of directors submits the financial statements of the company for the previous fiscal year, together with a report thereon by the board of directors and the report of the statutory examiner. Once the holders of Series B Shares have approved the financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our paid in capital stock. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders. Dividends may only be paid if net profits are sufficient to offset losses from prior fiscal years.

Amounts allocated as dividends will be paid to the holders of capital stock of our company in the following manner. Our bylaws provide that, before May 11, 2008, dividends will be allocated among the shares outstanding and fully paid at the time a dividend is declared in such manner that each Series D-B Share and Series D-L Share receives 125% of the dividend distributed in respect of each Series B Share. Holders of Series D-B Shares and Series D-L Shares are entitled to this dividend premium in connection with all dividends paid by us other than payments in connection with the liquidation of our company. On May 11, 2008, the Series D-B Shares will automatically convert into Series B Shares and the Series D-L Shares will automatically convert into Series L Shares, which will not be entitled to a dividend premium. From and after May 11, 2008, the Series B Shares and Series L Shares that are outstanding and fully paid at the time a dividend is declared will be entitled to share equally in any dividend.

Change in Capital and Withdrawal Rights

Our outstanding capital stock consists of both a fixed and a variable portion. The fixed portion of our capital stock may be increased or decreased only by an amendment of the bylaws adopted by a resolution of the holders of the Series B Shares at an extraordinary shareholders meeting or, in the case of a reduction of capital represented by the Series D-B, Series D-L or Series L Shares, a resolution of the holders of Series D-B, Series D-L or Series L Shares, as the case may be, at a special meeting of the holders of Series D-B, Series D-L or Series L Shares, as the case may be. The variable portion of our capital stock may be increased or decreased by resolution of an ordinary shareholders meeting. Capital increases and decreases must be recorded in our share registry and book of capital variations, if applicable.

A capital stock increase may be effected through the issuance of new shares for payment in cash or in kind, or by capitalization of indebtedness or of certain items of stockholders’ equity.

The fixed portion of our capital stock cannot be withdrawn. The outstanding variable portion of our capital stock may be fully or partially withdrawn by the shareholders, at the election of each of them. Shareholders wishing to effect a total or partial withdrawal must notify us in writing. If the notice of withdrawal is received prior to the last quarter of the fiscal year, the withdrawal becomes effective at the end of the fiscal year in which the notice is given. Otherwise, the withdrawal becomes effective at the end of the following fiscal year. Upon an election by a shareholder to withdraw its shares representing variable capital as described above, our capital stock will be reduced.

Reimbursement of withdrawn shares is made at the lower of: (1) 95% of the average price per share quoted on the Mexican Stock Exchange during the 30 trading days prior to the date on which the withdrawal becomes effective, and (2) the book value per share as calculated from the company’s financial statements (as approved at the annual ordinary general shareholders meeting) for the fiscal year at the end of which the withdrawal becomes effective. Shareholders exercising their withdrawal rights can request reimbursement by us on the day following the ordinary shareholders meeting at which the financial statements referred to above are approved.

Because our fixed capital cannot be withdrawn, requests for withdrawals are satisfied only to the extent of the available variable capital and in the order in which they are received. Requests that are received simultaneously are fulfilled pro rata to the extent of the available variable capital.

Any increase or decrease in our capital stock or any redemption or repurchase will be subject to the following limitations: (1) Series B Shares will always represent at least 51% of our outstanding capital stock and the Series D-L Shares and Series L Shares will never represent more than 25% of our outstanding capital stock; (2) before May 11, 2008, the Series D-B, Series D-L and Series L Shares will not exceed, in the aggregate, 49% of our outstanding capital stock; and (3) from and after May 11, 2008, no Series D Shares will be outstanding, the Series L Shares will represent up to 25% of our outstanding capital stock and the Series B Shares will represent at least 75% of our outstanding capital stock.

Preemptive Rights

Under Mexican law, except in limited circumstances (including mergers, sales of repurchased shares, conversion into shares of convertible securities and issuances under Article 81 of the Mexican Securities Market Law, which is described below), in the event of an increase in our capital stock, a holder of record generally has the right to subscribe to shares of a series held by such holder sufficient to maintain such holder’s existing proportionate holding of shares of that series. Preemptive rights must be exercised during a term fixed by the shareholders at the meeting declaring the capital increase, which term must last at least 15 days following the publication of notice of the capital increase in the Official State Gazette. As a result of applicable United States securities laws, holders of ADSs may be restricted in their ability to participate in the exercise of preemptive rights under the terms of the deposit agreement. Shares subject to a preemptive rights offering, with respect to which preemptive rights have not been exercised, may be sold by us to third parties on the same terms and conditions previously approved by the shareholders or the board of directors. Under Mexican law, preemptive rights cannot be waived in advance or be assigned, or be represented by an instrument that is negotiable separately from the corresponding shares.

Article 81 of the Mexican Securities Market Law permits the issuance and sale of shares through a public offering without granting shareholders preemptive rights, if permitted by the bylaws and upon, among other things, express authorization of the CNBV and the approval of the extraordinary shareholders meeting called for such purpose. Our bylaws permit the issuance and sale of shares in a public offering in accordance with Article 81 as long as shareholders representing 25% or more of the Series B Shares do not vote against such issuance. Any shareholder that votes against such issuance has the right to demand that we sell such shareholder’s shares to the public, prior to the newly issued shares being sold, at the same price at which the newly issued shares are to be sold.

Limitations on Share Ownership

Ownership by non-Mexican nationals of shares of Mexican companies is regulated by the Foreign Investment Law and its regulations. The Foreign Investment Commission is responsible for the administration of the Foreign Investment Law and its regulations.

As a general rule, the Foreign Investment Law allows foreign holdings of up to 100% of the capital stock of Mexican companies, except for those companies engaged in certain specified restricted industries. The Foreign

Investment Law and its regulations require that Mexican shareholders retain the power to determine the administrative control and the management of corporations in industries in which special restrictions on foreign holdings are applicable. Foreign investment in our shares is not limited under either the Foreign Investment Law or its regulations.

Authority of the Board of Directors

The board of directors is our legal representative and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to the Mexican Securities Market Law, the board of directors must approve, among other matters:

•	any transactions outside of the ordinary course of our business to be undertaken with related parties;

•	significant asset transfers or acquisitions;

•	providing material guarantees or collateral; and

•	other material transactions.

Meetings of the board of directors are validly convened and held if a majority of the members are present. Resolutions passed at these meetings will be valid if approved by a majority of the disinterested members of the board of directors present at the meeting. If required, the chairman of the board of directors may cast a tie-breaking vote.

Redemption

We may redeem part of our shares for cancellation with retained earnings pursuant to a decision of an extraordinary shareholders meeting. Only shares subscribed and fully paid for may be redeemed. Any shares intended to be redeemed shall be purchased on the Mexican Stock Exchange in accordance with the Mexican General Corporations Law and the Mexican Securities Market Law. No shares will be redeemed, if as a consequence of such redemption, the Series D-B, Series D-L and Series L Shares in the aggregate exceed the percentages permitted by our bylaws or if any such redemption will reduce our fixed capital below its minimum.

Repurchase of Shares

We may repurchase shares of our capital stock on the Mexican Stock Exchange at prevailing market prices. The economic and voting rights corresponding to repurchased shares may not be exercised during the period such shares are owned by us, and such shares will not be deemed outstanding for purposes of calculating any quorum or vote at any shareholders meeting. We are not required to create a special reserve for the repurchase of shares, and we do not need the approval of our board of directors to effect share repurchases. However, we need the approval of our shareholders and our board of directors must appoint an individual or group of individuals for effecting share repurchases. Share repurchases must be made subject to the provisions of applicable law, including the Mexican Securities Market Law, and carried out, reported and disclosed in the manner specified by the CNBV. If we intend to repurchase shares representing more than 1% of our outstanding share capital at a single trading session, we must inform the public of such intention at least 10 minutes before submitting our bid. If we intend to repurchase shares representing 3% or more of our outstanding capital stock, we are required to conduct a public tender offer for such shares.

Our subsidiaries or other entities controlled by us may not purchase, directly or indirectly, shares representing our capital stock or shares of companies or entities that are our shareholders.

Forfeiture of Shares

As required by Mexican law, our bylaws provide that non-Mexican holders of BD Units, B Units or shares (1) are considered to be Mexican with respect to such shares that they acquire or hold and (2) may not invoke the protection of their own governments in respect of the investment represented by those shares. Failure to comply with our bylaws may result in a penalty of forfeiture of a shareholder’s capital stock in favor of the Mexican state. In the opinion of Lic. Carlos Aldrete Ancira, our general counsel, under this provision, a non-Mexican shareholder (including a non-Mexican holder of ADSs) is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican state with respect to its rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in our company. If a shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican state.

Duration

The bylaws provide that the duration of our company is 99 years, commencing on May 30, 1936.

Conflict of Interest

Any shareholder that has a conflict of interest with respect to a transaction of our company is required to disclose such conflict and abstain from voting with respect to such transaction at the relevant shareholders meeting. A shareholder that votes on a business transaction in which its interests conflict with those of our company may be liable for damages, but only if the transaction would not have been approved without its vote.

Under Mexican law, any director who has a conflict of interest with our company in any transaction must disclose such fact to the other directors and abstain from voting. Any director who violates such provisions will be liable for damages.

Our directors and statutory examiners may not represent shareholders in any shareholder meetings.

Appraisal Rights

Whenever the shareholders approve a change of corporate purpose, change of nationality or the transformation from one form of corporate organization to another, any shareholder entitled to vote on such change that has voted against it, may withdraw as a shareholder of our company and have its shares redeemed by FEMSA at a price per share calculated as specified under applicable Mexican law, provided that it exercises its right within 15 days following the adjournment of the meeting at which the change was approved. Under Mexican law, the amount which a withdrawing shareholder is entitled to receive is equal to its proportionate interest in our capital stock or according to our most recent balance sheet approved by an ordinary general shareholders meeting.

Obligation of Majority Shareholders

In accordance with our corporate charter, and as prescribed by CNBV regulations, a controlling shareholder is required to make a public tender offer for the purchase of stock held by the minority shareholders in the event that the listing of the shares on the Mexican Stock Exchange is cancelled, either by our resolution or by an order of the CNBV. A controlling shareholder is a shareholder that holds a majority of our capital stock with full voting rights, has the ability to control the outcome of decisions made at a shareholders meeting or has the ability to appoint a majority of the members of our board of directors. The price at which the shares must be purchased by a controlling shareholder is the higher of (1) the average quotation price on the Mexican Stock Exchange for the 30 trading days prior to the date of the offer, or (2) the book value, as reflected in the last report filed with the CNBV and the Mexican Stock Exchange. In accordance with CNBV regulations, in the event that a controlling shareholder is unable to purchase all of our outstanding shares pursuant to a tender offer, it must form a trust, that must be maintained for a period of six months, and contribute to it the amount required to secure payment of the purchase price offered pursuant to the tender offer to all of our shareholders that did not sell their shares during the tender offer proceedings.

A controlling shareholder is not required to make a tender offer if the cancellation of the listing is approved by shares representing at least 95% of our capital stock and the aggregate consideration payable for publicly traded shares does not exceed 300,000 Unidades de Inversión, which is a Mexican inflation unit adjusted by the changes in the Mexican Consumer Price Index. This provision of our corporate charter may not be amended without the consent of shares representing at least 95% of our capital stock and the prior approval of the CNBV. Five business days prior to the commencement of the tender offer, our board of directors must make a determination with respect to fairness of the tender offer price, taking into consideration the minority shareholders’ interests, and disclose its opinion, which must refer to the justifications of the offer price. If the board of directors is precluded from making such determination as a result of a conflict of interest, the resolution of the board of directors must be based upon a fairness opinion issued by an expert selected by the audit committee.

Liquidation

Upon the dissolution of our company, one or more liquidators must be appointed by an extraordinary general meeting of the shareholders to wind up its affairs. All fully paid and outstanding shares of capital stock will be entitled to participate equally in any distribution upon liquidation.

Limited Liability

Shareholders’ liability for our company’s losses are limited to their shareholdings in our company.

Taxation

The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our ADSs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our ADSs, whom we refer to as a U.S. holder, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of ADSs or investors who hold our ADSs as part of a hedge, straddle, conversion or integrated transaction or investors who have a “functional currency” other than the U.S. dollar. This summary deals only with U.S. holders that will hold our ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the voting shares (including ADSs) of the company.

This summary is based upon the federal tax laws of the United States and Mexico as in effect on the date of this annual report, including the provisions of the income tax treaty between the United States and Mexico which we refer to as the Tax Treaty, which are subject to change. The summary does not address any tax consequences under the laws of any state or locality of Mexico or the United States or the laws of any taxing jurisdiction other than the federal laws of Mexico and the United States. Holders of our ADSs should consult their tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Taxation

For purposes of this summary, the term “non-resident holder” means a holder that is not a resident of Mexico for tax purposes and that does not hold our ADSs in connection with the conduct of a trade or business through a permanent establishment for tax purposes in Mexico. For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has another home outside Mexico, but his or her Centro de Intereses Vitales (Center of Vital Interests) (as defined in the Mexican Tax Code) is located in Mexico. A legal entity is a resident of Mexico either if it is organized under the laws of Mexico or if it has its principal place of business or its place of effective management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless he or she can demonstrate that the contrary is true. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to the permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

Taxation of Dividends. Under Mexican income tax law, dividends, either in cash or in kind, paid with respect to our shares represented by our ADSs are not subject to Mexican withholding tax.

Taxation of Dispositions of ADSs. Gains from the sale or disposition of ADSs by non-resident holders will not be subject to Mexican tax, if the disposition is carried out through a stock exchange recognized under applicable Mexican tax law.

Gains on the sale or other disposition of ADSs made in circumstances different from those set forth in the prior paragraph generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of our ADSs in a transaction that is not carried out through the Mexican Stock Exchange or other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our outstanding capital stock (including shares represented by our ADSs) within the 12-month period preceding such sale or other disposition. Deposits of shares in exchange for ADSs and withdrawals of shares in exchange for our ADSs will not give rise to Mexican tax.

Other Mexican Taxes. There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of our ADSs. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of our ADSs.

United States Taxation

Taxation of Dividends. The gross amount of any dividends paid with respect to our shares represented by our ADSs generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the ADS depositary and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the ADS depositary (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their tax advisors regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs for taxable years beginning before January 1, 2009 is subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, (a) a passive foreign investment company or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company or foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company, foreign personal holding company or foreign investment company for U.S. federal income tax purposes with respect to our 2003 or 2004 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2005 taxable year. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

Distributions to holders of additional shares with respect to our ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

A holder of ADSs that is, with respect to the United States, a foreign corporation or non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received on ADSs unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

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

A non-U.S. holder of ADSs will not be subject to U.S. federal income or withholding tax on any gain realized on the sale of ADSs, unless (1) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, or (2) in the case of a gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

United States Backup Withholding and Information Reporting. A U.S. holder of ADSs may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to such U.S. holder, such as dividends, interest or the proceeds of a sale or disposition of ADSs, unless such holder (1) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (2) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability. While non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

Material Contracts

We and our subsidiaries are parties to a variety of material agreements with third parties, including shareholders’ agreements, supply agreements and purchase and service agreements. Set forth below are summaries of the material terms of such agreements. The actual agreements have either been filed as exhibits to, or incorporated by reference in, this annual report. See “Item 19. Exhibits.”

Coca-Cola FEMSA

Shareholders Agreement

Coca-Cola FEMSA operates pursuant to a shareholders agreement among two subsidiaries of FEMSA, The Coca-Cola Company and certain of its subsidiaries. This agreement, together with Coca-Cola FEMSA’s bylaws, sets forth the basic rules under which Coca-Cola FEMSA operates.

The shareholders agreement contemplates that Coca-Cola FEMSA will be managed in accordance with one-year and five-year business plans, although in practice, it is now managed according to a three-year plan.

Under Coca-Cola FEMSA’s bylaws, its Series A Shares and Series D Shares are the only shares with full voting rights and, therefore, control actions by its shareholders and board of directors. The holders of Series A Shares and Series D Shares have the power to determine the outcome of all actions requiring approval by its board of directors and, except in certain limited situations, all actions requiring approval of the shareholders. For actions by its board of directors, a supermajority including the directors appointed by the holders of Series D Shares is required. For shareholder actions, a majority of the shares represented at the shareholder meeting must vote in favor, whereas to amend the voting or quorum rights set out in Coca-Cola FEMSA’s bylaws, a supermajority of at least 95% of those voting and not abstaining, must vote in favor.

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

In addition to the rights of first refusal provided for in Coca-Cola FEMSA’s bylaws regarding proposed transfers of Series A Shares or Series D Shares, the shareholders agreement contemplates three circumstances under which one principal shareholder may purchase the interest of the other in Coca-Cola FEMSA: (1) a change in control in a principal shareholder; (2) the existence of irreconcilable differences between the principal shareholders; or (3) the occurrence of certain specified defaults.

In the event that (1) one of the principal shareholders buys the other’s interest in Coca-Cola FEMSA in any of the circumstances described above or (2) the ownership of Coca-Cola FEMSA’s shares of capital stock other than the Series L Shares of the subsidiaries of The Coca-Cola Company or FEMSA is reduced below 20% and upon the request of the shareholder whose interest is not so reduced, the shareholders agreement requires that Coca-Cola FEMSA’s bylaws be amended to eliminate all share transfer restrictions and all super-majority voting and quorum requirements, after which the shareholders agreement would terminate. In the event that the ownership of Coca-Cola FEMSA’s shares of capital stock other than the Series L Shares of the subsidiaries of The Coca-Cola Company or FEMSA is reduced below 25% (but not below 20%) and upon the request of the shareholder whose interest is not so reduced, the shareholders agreement requires that Coca-Cola FEMSA’s bylaws be amended to eliminate all super-majority voting and quorum requirements, other than those relating to the share transfer restrictions.

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

The Coca-Cola Memorandum

In connection with the acquisition of Panamco, Coca-Cola FEMSA established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and our company that were memorialized in writing prior to completion of the acquisition. The terms are as follows:

•	The current stockholder arrangements between our company and The Coca-Cola Company will continue in place. See “Shareholders Agreement.”

•	We will continue to consolidate Coca-Cola FEMSA’s financial results.

•	The Coca-Cola Company and our company will continue to discuss in good faith the possibility of implementing changes to Coca-Cola FEMSA’s capital structure in the future.

•	There will be no changes in concentrate incidence pricing or marketing support by The Coca-Cola Company up to May 2004. After such time, The Coca-Cola Company has complete discretion to implement any changes with respect to these matters, but any decision in this regard will be discussed with Coca-Cola FEMSA and will take Coca-Cola FEMSA’s operating condition into consideration.

•	The Coca-Cola Company may require the establishment of a different long-term strategy for Brazil. If, after taking into account Coca-Cola FEMSA’s performance in Brazil, The Coca-Cola Company does not consider Coca-Cola FEMSA to be part of this long-term strategic solution for Brazil, then Coca-Cola FEMSA will sell its Brazilian franchise to The Coca-Cola Company or its designee at fair market value. Fair market value would be determined by independent investment bankers retained by each party at their own expense pursuant to specified procedures.

•	FEMSA, The Coca-Cola Company and Coca-Cola FEMSA will meet to discuss the optimal Latin American territorial configuration for the Coca-Cola bottler system. During this meeting, Coca-Cola FEMSA will consider all possible combinations and any asset swap transactions that may arise from these discussions. In addition, Coca-Cola FEMSA will entertain any potential combination as long as it is strategically sound and done at fair market value.

•	Coca-Cola FEMSA would like to keep open strategic alternatives that relate to the integration of carbonated soft drinks and beer. The Coca-Cola Company, our company and Coca-Cola FEMSA would explore these alternatives on a market-by-market basis at the appropriate time.

•	The Coca-Cola Company will sell to a subsidiary of our company sufficient shares to permit FEMSA to beneficially own 51% of Coca-Cola FEMSA’s outstanding capital stock (assuming that this subsidiary of FEMSA does not sell any shares and that there are no issuances of Coca-Cola FEMSA’s stock other than as contemplated by the acquisition). This understanding will be in place until May 2006. In this proposed sale, FEMSA would pay the higher of:

–	The prevailing market price per share at the time of the sale; and

–	The sum of US$ 2.216 per share (US$ 22.16 per ADS) plus The Coca-Cola Company’s carrying costs.

•	Coca-Cola FEMSA may be entering some markets where significant infrastructure investment may be required. The Coca-Cola Company and FEMSA will conduct a joint study that will outline strategies for these markets, as well as the investment levels required to execute these strategies. Subsequently, it is intended that our company and The Coca-Cola Company will reach agreement on the level of funding to be provided by each of the partners. The parties intend that this allocation of funding responsibilities would not be overly burdensome for either partner.

•	Coca-Cola FEMSA entered into a stand-by credit facility, on December 19, 2003, with The Coca-Cola Export Corporation. Under this facility, Coca-Cola FEMSA may borrow, subject to certain conditions, up to US$ 250 million for working capital and other general corporate purposes at any time when such funding is not otherwise available until December 2006.

Bottler Agreements

Bottler agreements are the standard agreements that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates for certain Coca-Cola trademark beverages. Coca-Cola FEMSA manufactures, packages, distributes and sells soft drink beverages and bottled water under a separate bottler agreement for each of its territories.

These bottler agreements provide that Coca-Cola FEMSA will purchase its entire requirement of concentrates for Coca-Cola trademark beverages from The Coca-Cola Company and other authorized suppliers at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion. Concentrate prices are determined as a percentage of the weighted average retail price, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, Coca-Cola FEMSA sets the price of products sold to retailers at its discretion, subject to the applicability of price restraints. Coca-Cola FEMSA has the exclusive right to distribute Coca-Cola trademark beverages for sale in its territories in authorized containers of the nature prescribed by the bottler agreements and currently used by Coca-Cola FEMSA. These containers include various configurations of cans and returnable and non-returnable bottles made of glass and plastic and fountain containers.

The bottler agreements include an acknowledgment by Coca-Cola FEMSA that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the secret formulas with which The Coca-Cola Company’s concentrates are made. Subject to Coca-Cola FEMSA’s exclusive right to distribute Coca-Cola trademark beverages in its territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of its territories. Coca-Cola FEMSA’s bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates charged to its subsidiaries and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which Coca-Cola FEMSA purchases concentrates under the bottler agreements may vary materially from the prices it has historically paid. However, under Coca-Cola FEMSA’s bylaws and the shareholders agreement among The Coca-Cola Company and certain of its subsidiaries and certain subsidiaries of our company, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain veto rights of the directors appointed by The Coca-Cola Company. This provides us with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to Coca-Cola FEMSA pursuant to the shareholder agreement and the bylaws. See “—Shareholders Agreement.”

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

•	maintain plant and equipment, staff and distribution facilities capable of manufacturing, packaging and distributing the Coca-Cola trademark beverages in authorized containers in accordance with Coca-Cola FEMSA bottler agreements and in sufficient quantities to satisfy fully the demand in its territories;

•	undertake adequate quality control measures prescribed by The Coca-Cola Company;

•	develop, stimulate and satisfy fully the demand for Coca-Cola trademark beverages using all approved means, which includes the investment in advertising and marketing plans;

•	maintain a sound financial capacity as may be reasonably necessary to assure performance by Coca-Cola FEMSA and its affiliates of their obligations to The Coca-Cola Company; and

•	submit annually to The Coca-Cola Company, Coca-Cola FEMSA’s marketing, management, promotional and advertising plans for the ensuing year.

The Coca-Cola Company contributed a significant portion of Coca-Cola FEMSA’s total marketing expenses in its territories during 2004. Although Coca-Cola FEMSA believes that The Coca-Cola Company intends to continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “—Shareholders Agreement.”

Coca-Cola FEMSA has separate bottler agreements with the Coca-Cola Company for each of the territories in which it operates. Some of these bottler agreements renew automatically unless one of the parties gives prior notice that it does not wish to renew the agreement, while others require Coca-Cola FEMSA to give notice electing to renew the agreement. The following table summarizes by segment the expiration dates and renewal provisions of Coca-Cola FEMSA’s bottler agreements:

Segment	Expiration Date	Renewal Provision
Mexico	For two territories—June 2013	10 years, renewable automatically.
	For two territories—May 2005(1)	10 years, requires notice at least six but not more than 12 months before expiration date.

Central America(2)	Guatemala—March 2006	Renewable as agreed between the parties.
	Nicaragua—May 2006	Five years, requires notice at least six but not more than 12 months before expiration date.
	Costa Rica—September 2007	Five years, requires notice at least six but not more than 12 months before expiration date.

Colombia	April 2005(1)	Five years, requires notice at least six but not more than 12 months before expiration date.

Venezuela	For Coca-Cola trademark beverages—August 2006	Five years, requires notice at least six but not more than 12 months before expiration date.
	For other beverages—August 2006	Renewable as agreed between the parties.

Brazil	December 2004(1)	Five years, requires notice at least six but not more than 12 months before expiration date.

Argentina	September 2014	10 years, renewable automatically.

(1)	Coca-Cola FEMSA is in the process of negotiating renewals for these territories.
(2)	Coca-Cola FEMSA is currently in the process of finalizing the bottler agreement for Panama, which Coca-Cola FEMSA expects will be substantially similar to its existing bottler agreements.

The bottler agreements are subject to termination by The Coca-Cola Company in the event of default by Coca-Cola FEMSA. The default provisions include limitations on the change in ownership or control of Coca-Cola FEMSA and the assignment or transfer of the bottler agreements and are designed to preclude any person not acceptable to The Coca-Cola Company from obtaining an assignment of a bottler agreement or from acquiring Coca-Cola FEMSA independently of similar rights set forth in the shareholders agreement. These provisions may prevent changes in Coca-Cola FEMSA’s principal shareholders, including mergers or acquisitions involving sales or dispositions of Coca-Cola FEMSA’s capital stock, which will involve an effective change of control without the consent of The Coca-Cola Company. See “—Shareholders Agreement.”

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

FEMSA Cerveza

Ball Licensing Agreement

One of our subsidiaries entered into licensing agreements in 1997 and 2002 with Ball Corporation that give our subsidiary (1) the exclusive right to use, in Mexico, technology developed by Ball Corporation for the manufacture of drawn and ironed aluminum and tin-plated steel cans and convenience end closures for such cans for beer and soft drink products and (2) a non-exclusive right to sell such cans and end closures throughout the world, other than in the United States and Canada. In addition, the licensing agreements incorporate the terms of a cross licensing agreement with Ball Corporation pursuant to which our subsidiary has an exclusive right to use technology developed by Ball Corporation’s other licensees with respect to the manufacture of cans and can ends for the term of the licensing agreements. The licensing agreements expire on March 31, 2007.

Glass Technology Agreement

One of our subsidiaries entered into a technology agreement in 1987, as amended in 1992, with Heye International Gmbh, a German limited partnership based in Obernkirchen, Germany. Under the agreement, Heye Glass agreed to train the technical personnel of our subsidiary in the operation and maintenance of certain equipment provided by Heye International and to supervise and assist during the construction and commissioning of such equipment. The agreement is effective until July 20, 2009.

Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings we make electronically with the SEC are also available to the public over the Internet at the SEC’s website at www.sec.gov.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our business activities require the holding or issuing of financial instruments that expose us to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2004, we had outstanding long-term indebtedness of Ps. 39,825 million, of which 25.0% bore interest at fixed interest rates and 75.0% bore interest at variable interest rates. Swap contracts held by us effectively switch a portion of our variable rate indebtedness into fixed rate indebtedness. After giving effect to these contracts, as of December 31, 2004, 73.2% of our long-term indebtedness was fixed rate and 26.8% of our long-term indebtedness was variable rate. The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate, or LIBOR, (a benchmark rate used for Eurodollar loans), the Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate), or TIIE, and the Certificados de la Tesorería (Treasury Certificates), or CETES, rate. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our financial instruments that are sensitive to changes in interest rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2004, plus spreads contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos and Colombian pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2004 exchange rate of 11.146 Mexican pesos per U.S. dollar and 0.0047 Mexican pesos per Colombian peso.

The table below also includes the estimated fair value as of December 31, 2004 of:

•	long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;

•	long-term notes payable, based on quoted market prices; and

•	interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2004.

As of December 31, 2004, the fair value represents a loss of Ps. 487 million.

Principal by Year of Maturity

	At December 31, 2004								At December 31, 2003
	2005	2006	2007	2008	2009	2010 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of constant Mexican pesos)
Long-term debt:
Fixed rate debt:
U.S. dollars	84	2,308	87	87	3,451	14	6,031	6,483	7,403	7,927
Interest rate(1)	7.7%	7.7%	7.0%	7.1%	7.2%	3.4%	7.7%	—	8.1%	—
Mexican pesos	—	1,436	50	49	640	1,759	3,934	7,695	4,122	4,360
Interest rate(1)	—	9.6%	10.1%	10.1%	10.1%	10.2%	9.6%	—	9.4%	—

Subtotal	84	3,744	137	136	4,091	1,773	9,965	14,178	11,525	12,287

Variable rate debt:
U.S. dollars	108	106	430	726	1,160	1,764	4,294	3,942	10,673	10,572
Interest rate(1)	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%		2.7%
Mexican pesos	3,041	545	2,715	7,535	2,922	8,131	24,889	21,870	14,992	15,253
Interest rate(1)	9.3%	9.3%	9.3%	9.3%	9.4%	9.4%	9.3%	—	6.4%	—
Colombian pesos	307	210	160	—	—	—	677	370	713	713
Interest rate(1)	10.1%	9.9%	10.5%	—	—	—	10.1%	—	10.3%	—

Subtotal	3,456	861	3,305	8,261	4,082	9,895	29,860	26,182	26,378	26,538

Total debt	3,540	4,605	3,442	8,397	8,173	11,668	39,825	40,360	37,903	38,825

Derivative instruments:
Cross currency and interest rate swaps (Mexican pesos to U.S. dollars):
Variable to fixed	—	—	—	—	—	—	—	—	1,180	53
Interest pay rate(1)	—	—	—	—	—	—	—	—	4.4%	—
Interest receive rate(1)	—	—	—	—	—	—	—	—	6.8%	—
Cross currency and interest rate swaps (U.S. dollars to Mexican pesos):
Variable to fixed	—	—	—	—	167	1,393	1,560	14	—	—
Interest pay rate(1)	—	—	—	—	10.5%	10.0%	10.0%	—	—	—
Interest receive rate(1)	—	—	—	—	3.1%	2.8%	2.9%	—	—	—
Interest rate swaps:
U.S. dollars:
Variable to fixed	—	—	—	—	—	—	—	—	7,751	188
Interest pay rate(1)	—	—	—	—	—	—	—	—	3.8%	—
Interest receive rate(1)	—	—	—	—	—	—	—	—	2.1%	—

Mexican pesos:
Variable to fixed	—	—	2,075	5,075	2,903	7,557	17,610	(62)	5,522	107
Interest pay rate(1)	—	—	8.5%	9.3%	10.2%	10.2%	9.8%	—	9.3%	—
Interest receive rate(1)	—	—	9.5%	9.2%	9.2%	9.4%	9.3%	—	7.0%	—

(1)	Weighted average interest rate.

A hypothetical, instantaneous and unfavorable change of one percentage point in the average interest rate applicable to variable-rate liabilities held at December 31, 2004 would increase our interest expense by approximately Ps. 111 million, or 13.6%, over a 12-month period of 2005, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country in which we operated, relative to the U.S. dollar. In 2004, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency At December 31, 2004
Country	Currency	% of Consolidated Total Revenues
Mexico	Mexican peso	76.7
Brazil	Real	5.5
Venezuela	Bolivar	5.1
Colombia	Colombian peso	4.3
Argentina	Argentine peso	2.6
United States	U.S. dollar	2.1
Costa Rica	Colon	1.3
Guatemala	Quetzal	0.9
Nicaragua	Cordoba	0.8
Panama	U.S. dollar	0.7

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are all subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2004, 76.3% of our long-term indebtedness was denominated in Mexican pesos, 22.0% was denominated in U.S. dollars and the remaining 1.7% in Colombian pesos. We also have short-term indebtedness, 95% of which consists of two bridge loans entered into in connection with our acquisition of the 30% interest of FEMSA Cerveza in the amounts of Ps. 2,888 million and US$ 250 million. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated long-term indebtedness is increased.

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar-denominated debt obligations as shown in the interest risk table above. We occasionally utilize currency forward contracts to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies.

As of December 31, 2004, we had forward agreements to hedge our operations denominated in U.S. dollars for a total amount of US$ 250 million that expire in March 2005. The objective of the forward agreements is to manage foreign exchange rate risk related to our acquisition of the 30% interest in FEMSA Cerveza. The fair value of the foreign currency forward contracts is estimated based on quoted market prices of each agreement at year end assuming the same maturity dates originally contracted, which as of December 31, 2004 represented a gain of Ps. 3 million. We contracted cross currency swaps to manage the interest rate and foreign exchange risks associated with our borrowings denominated in U.S. dollars. The aggregate notional amounts are Ps. 1,560 million with maturity dates in 2009 and 2010. The fair value is estimated based on quoted market exchange rates and interest rates to terminate the contracts at December 31, 2004, which represented a gain of Ps. 1 million. As of December 31, 2004, we did not have any call option agreements to buy U.S. dollars. As of December 31, 2003, we had one forward agreement for the purchase of Euros in a notional amount of US$ 6 million, to hedge the exchange rate risk between the U.S. dollar and the Euro for the purchase of equipment. This contract was paid during 2004, and we recognized a foreign exchange gain of Ps. 17 million. As of December 31, 2003, we did not have any derivative instruments to hedge our operations denominated in U.S. dollars.

	Forward Agreements
	At December 31, 2004		At December 31, 2003
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(in millions of U.S. dollars and millions of constant Mexican pesos)
U.S. dollar forwards:
To cover Mexican peso risk	$250	Ps. 3	—	—
Weighted average rate Mexican peso per U.S. dollar:
Contracted	11.311	—	—	—
Quoted market	11.146	—	—	—

Cross currency and interest rate swap:
To cover U.S. dollar risk	$140	1	—	—
Weighted average rate Mexican peso per U.S. dollar:
Contracted	11.168	—	—	—
Quoted market	11.146	—	—	—

Euro-Forwards:
To cover Mexican peso risk	—	—	$6	Ps. 18
Weighted average rate U.S. dollar per Euro:
Contracted	—	—	0.9858	—
Quoted market	—	—	1.2600	—

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Mexican peso relative to the U.S. dollar occurring on December 31, 2004, would have resulted in an increase in our net consolidated integral result of financing expense of approximately Ps. 706 million over a 12-month period of 2005, reflecting higher interest expense and foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2004. However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of the Mexican peso relative to the U.S. dollar, which gain on monetary position would reduce the consolidated net integral cost of financing.

As of March 31, 2005, the exchange rates relative to the U.S. dollar of all the countries in which we operate as well as their devaluation/revaluation effect compared to December 31, 2004, are as follows:

Country	Currency	Exchange Rate at March 31, 2005	(Devaluation) / Revaluation
Mexico	Mexican peso	11.17	(0.2)%
Brazil	Real	2.67	(0.5)%
Venezuela	Bolivar	2,150.00	(12.0)%
Colombia	Colombian peso	2,373.50	0.7%
Argentina	Argentine peso	2.93	1.7%
Costa Rica	Colon	469.05	(2.0)%
Guatemala	Quetzal	7.60	2.1%
Nicaragua	Cordoba	16.27	0.4%
Panama	U.S. dollar	1.00	—

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of all the countries in which we operate, relative to the U.S. dollar occurring on December 31, 2004, would produce a reduction in stockholders’ equity as follows:

Country	Currency	Reduction in Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	Ps.	1,660
Argentina	Argentine peso		75
Brazil	Real		265
Venezuela	Bolivar		149
Colombia	Colombian peso		516
Costa Rica	Colon		189
Guatemala	Quetzal		22
Nicaragua	Cordoba		64
Panama	U.S. dollar		—

Equity Risk

During 2002, one of Coca-Colas FEMSA’s subsidiaries entered into an equity forward sale contract that was renewed in March and June of 2004 and was finally settled on September 18, 2004. The contract covered 92% of the Molson shares received from the sale of Kaiser, with a notional amount of approximately Ps. 214 million. In 2003, Coca-Cola FEMSA recorded a loss on this instrument of Ps. 78 million, which resulted from the difference between the strike price of the forward contract and the market value of the shares. As of December 31, 2004, the remaining investment in Molson shares was recorded at its market value. The net effect in income resulting from the settlement of the forward contract that covered the Molson shares and the underlying Molson shares was a gain of Ps. 19 million in 2004.

As of December 31, 2004, we did not have any equity forward agreements.

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials. The result of our commodity price contracts was a gain of Ps. 76 million and a loss of Ps. 20 million as of December 31, 2004 and 2003, respectively, which were recorded in the results of operations of the year. The fair value is estimated based on the quoted market prices to terminate the contracts at the reporting date. As of December 31, 2004, we had various derivative instruments contracts with maturity dates in 2005, notional amounts of Ps. 467 million and the fair value of Ps. 21 million.

ITEMS 12-14.	NOT APPLICABLE

ITEM 15.	CONTROLS AND PROCEDURES

(a)	As of December 31, 2004, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

(b)	There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our shareholders and our board of directors have designated José Manuel Canal Hernando, an independent director as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.femsa.com/ethics.asp. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu, and its affiliates as principal auditors including Deloitte Consulting, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2004 and 2003:

	Year ended December 31,
	2004		2003
	(in millions of Mexican pesos)
Audit fees	Ps.	57	Ps.	71
Audit-related fees		13		9
Tax fees		6		4
All other fees		—		2

Total	Ps.	76	Ps.	86

Audit fees. Audit fees in the above table are the aggregate fees billed by Deloitte in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory and regulatory audits. In addition, in 2003, audit fees included the opening balance sheet fees associated with the Panamco acquisition.

Audit-related fees. Audit-related fees in the above table for the year ended December 31, 2004 are the aggregate fees billed by Deloitte & Touche for financial accounting and reporting consultations, related to the review of the prospectus for a proposed equity offering and the preparation for compliance by FEMSA with Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-related fees in the above table for the year ended December 31, 2003 are the aggregate fees billed by Deloitte, financial accounting and reporting consultations.

Tax fees. Tax fees in the above table are fees billed by Deloitte for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

Other Fees. Other fees in the above table are fees billed for other services rendered by Deloitte Consulting in 2003. As a percentage of total fees billed to FEMSA, other fees represent 0.0% and 2.3% for 2004 and 2003, respectively.

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

ITEM 16D.	NOT APPLICABLE

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any of our equity securities in 2004. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Stock Incentive Plan” and “––EVA Stock Incentive Plan.”

Purchases of Equity Securities

Purchase Date	Total Number of BD Units Purchased	Average Price Paid per BD Units		Total Number of Shares (or Units) Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
May 26, 2004	825,410	Ps.	49.13	—	—
March 4, 2005	777,910	Ps.	65.15	—	—

Total	1,603,320	Ps.	114.28	—	—

ITEM 17.	NOT APPLICABLE

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-59, incorporated herein by reference.

ITEM 19.	EXHIBITS

1.1	Bylaws (estatutos sociales) of FEMSA (formerly known as Valores Industriales, S.A.), together with an English translation (incorporated by reference to FEMSA’s Form 20-F filed on April 8, 2004 (File No. 333-08752)).

2.1	Deposit Agreement, among FEMSA, The Bank of New York, and all owners and holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to FEMSA’s registration statement on Form F-6 filed on January 30, 2004 (File No. 333-112342)).

2.2	Specimen certificate representing a BD Unit, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, together with an English translation (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

2.3	Indenture Agreement, dated as of October 28, 1996, between Coca-Cola FEMSA and Citibank, N.A., as trustee, (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

2.4	Term Loan Agreement, dated April 23, 2003, among Coca-Cola FEMSA, JPMorgan Chase Bank, Banco J.P. Morgan, S.A., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc., Banco Nacional de México, S.A., BBVA Bancomer and ING Bank, N.V. (incorporated by reference to Coca-Cola FEMSA’s annual report on Form 20-F filed on June 27, 2003 (File No. 1-2260)).

2.5	Indenture, dated July 11, 1997, by and between Corporación Interamericana de Bebidas, S.A. de C.V. and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of Panamco’s Registration Statement on Form F-4, (File No. 333-7918)).

2.6	First Supplemental Indenture, dated October 15, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No.1-2260)).

2.7	Second Supplemental Indenture, dated November 19, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-2260)).

2.8	Credit Agreement, dated as of September 27, 2004, among FEMSA Comercio, as borrower, Cadena Comercial Oxxo, S.A. de C.V., Impulsora de Mercados de Mexico, S.A. de C.V. and Oxxo Express, S.A. de C.V., as guarantors, the financial institutions party thereto, as lenders, BBVA Bancomer, S.A., as administrative agent, and BBVA Securities Inc, as mandated lead arranger.

3.1	Voting Trust Agreement among certain principal shareholders of FEMSA together with an English translation (incorporated by reference to FEMSA’s Schedule 13D as amended filed on November 14, 2003 (File No. 333-8618)).

4.1	Amended and Restated Shareholder’s Agreement, dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company and Inmex (incorporated by reference to Coca-Cola FEMSA’s annual report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.2	Amendment, dated May 6, 2003, to Shareholders’ Agreement as amended and restated on July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Coca-Cola FEMSA’s annual report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.3	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the valley of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.4	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the valley of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.5	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.6	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.7	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.8	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.9	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.10	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.11	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.12	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.13	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.14	Bottler Agreement, dated July 1, 1999, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.32 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.15	Bottler Agreement, dated July 1, 1999, between Panamco Bajio, S.A. de C.V. and The Coca-Cola Company with respect to operations in Bajio, Mexico (English translation) (incorporated by reference to Exhibit 4.33 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.16	Bottler Agreement and Letter Agreement, both dated March 18, 2000, between The Coca-Cola Company and Embotelladora Central, S.A. with respect to operations in Guatemala (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.17	Bottler Agreement and Letter Agreement, both dated May 13, 2001, between The Coca-Cola Company and Panamco de Nicaragua, S.A. with respect to operations in Nicaragua (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.18	Bottler Agreement and Letter Agreement, both dated October 1, 2002, between The Coca-Cola Company and Embotelladora Panamco Tica, S.A. with respect to operations in Costa Rica (with English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.19	Bottler Agreement, dated July 1, 1999, between The Coca-Cola Company and Panamco-Colombia, S.A., with respect to operations in Colombia (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.20	Renewal Letter, dated March 17, 2005, between The Coca-Cola Company and Panamco-Colombia, S.A., with respect to operations in Colombia (English translation) (incorporated by reference to Coca Cola FEMSA’s Annual Report on Form 20-F filed on April 4, 2005 (File No. 1-12260)).

4.21	Bottler Agreement, dated August 16, 1996, and Letter of Renewal, dated February 9, 2001, between The Coca-Cola Company and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (with English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.22	Bottler Agreement, dated August 16, 1996, and Letter of Renewal, dated February 9, 2001, between Advantage Investments, Inc. and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.23	Supply Agreement, dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.24	Services Agreement, dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Servicios, S.A. de C.V. (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.25	Sugar Sale and Purchase Agreement, dated March 22, 2002, between Nacional Financiera, S.N.C. and Propimex, S.A. de C.V. (incorporated by reference to Coca-Cola FEMSA’s Form 20-F filed on July 1, 2002 (File No. 1-12260)).

4.26	PET Purchase Agreement, dated April 1998, between Coca-Cola FEMSA and ALPLA Fábrica de Plásticos, S.A. de C.V. (incorporated by reference to Coca-Cola FEMSA’s Form 20-F filed on July 1, 2002 (File No. 1-12260)).

4.27	Licensing Agreement, dated April 1, 2002, between Fábricas Monterrey, S.A. de C.V. and Ball Corporation (incorporated by reference to FEMSA’s Form 20-F filed on June 27, 2003 (File No. 1-14814)).

4.28	Advanced Technology Agreement, dated July 21, 1987, and amended July 7, 1992, among Silices de Veracruz, S.A, Glastechnik Winckler & Co. GMBH, and Heye Glass (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.29	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL—Industria Brasileira de Bebidas, S.A. and The Coca-Cola Company with respect to operations in São Paulo, Brazil (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.30	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL— Industria Brasileira de Bebidas, S.A. and The Coca-Cola Company with respect to operations in Campinas, Brazil (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.31	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL— Industria Brasileira de Bebidas, S.A., and The Coca-Cola Company with respect to operations in Campo Grande, Brazil (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.32	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.33	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administracion de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.34	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.35	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.36	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).

4.37	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.38	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.39	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.40	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

8.1	Significant Subsidiaries.

10.1	The Coca-Cola Company Memorandum, to Steve Heyer from José Antonio Fernández, dated December 22, 2002 (incorporated by reference to FEMSA’s registration statement on Form F-3 filed on September 20, 2004 (File No. 333-117795)).

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 8, 2005.

12.2	Co-CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 8, 2005.

12.3	Co-CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 8, 2005.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 8, 2005.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of FEMSA, none of which authorizes securities in a total amount that exceeds 10% of the total assets of FEMSA. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 8, 2005

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ FEDERICO REYES
Federico Reyes Executive Vice President of Finance and Corporate Development

FOMENTO ECONÓMICO, S.A. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

INDEX TO FINANCIAL STATEMENTS

Report of independent auditors of Fomento Económico Mexicano, S.A. de C.V.	F-2

Consolidated balance sheets at December 31, 2004 and December 31, 2003	F-4

Consolidated income statements for the year ended December 31, 2004, 2003 and 2002	F-5

Consolidated statements of changes in financial position for the years ended December 31, 2004, 2003 and 2002	F-6

Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2004, 2003 and 2002	F-7

Notes to the consolidated financial statements	F-8

Report of independent registered public accounting firm of FEMSA Comercio, S.A. de C.V.	F-57

Report of independent registered public accounting firm of FEMSA Empaques, S.A. de C.V.	F-58

Report of independent registered public accounting firm of combined financial statements of Fábricas Monterrey, S.A. de C.V., Sílices de Veracruz, S.A. de C.V., Sílice del Istmo, S.A. de C.V., Cierres Herméticos, S.A. de C.V. and Arrendadora Industrial Regiomontana, S.A. de C.V

F-59

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Fomento Económico Mexicano, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Fomento Económico Mexicano, S. A. de C. V. (a Mexican corporation) and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2004, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of FEMSA Comercio, S. A. de C. V. and subsidiaries for each of the three years in the period ended December 31, 2004, nor the financial statements of FEMSA Empaques, S. A. de C. V. and subsidiaries, nor the financial statements of the subsidiaries spun off from FEMSA Empaques, S. A. de C. V. and subsidiaries, as mentioned in Note 1, for each of the two years in the period ended December 31, 2004. The subsidiaries we did not audit represented approximately 14% and 12% of the consolidated total assets as of December 31, 2004 and 2003, respectively, and 27%, 26% and 23% of the consolidated total revenues for each of the three years in the period ended December 31, 2004, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Fomento Económico Mexicano, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico.

As mentioned in Note 3, Coca-Cola FEMSA, S. A. de C. V. acquired Panamerican Beverages, Inc. on May 6, 2003, incorporating its results of operations since the date of acquisition, as a result of which the consolidated statements of income and changes in financial position for the years ended December 31, 2004, 2003 and 2002, are not comparable.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2004, and the determination of stockholders’ equity at December 31, 2004 and 2003, to the extent summarized in Note 27.

As discussed in Note 26 a) to the consolidated financial statements, the reconciliation to U.S. GAAP as of December 31, 2003 and for the two years then ended has been restated for the deconsolidation of Coca-Cola FEMSA for U.S. GAAP purposes only.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu

/s/ Gabriel González Martínez C. P. C. Gabriel González Martínez Monterrey, N.L., Mexico February 11, 2005 (except with respect to Notes 26 and 27, as to which the date is March 16, 2005)

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

At December 31, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2004.

	2004			2003
ASSETS
Current Assets:
Cash and cash equivalents	$612	Ps.	6,822	Ps.	8,228
Accounts receivable	405		4,515		4,377
Inventories	719		8,009		7,284
Recoverable taxes	87		972		693
Prepaid expenses	50		561		663

Total current assets	1,873		20,879		21,245

Investments in shares	68		759		1,011
Property, plant and equipment	3,974		44,291		44,814
Intangible assets	4,203		46,845		36,707
Deferred recoverable income tax	121		1,353		1,355
Other assets	588		6,550		6,521

TOTAL ASSETS	$10,827	Ps.	120,677	Ps.	111,653

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans	$537	Ps.	5,986	Ps.	2,621
Interest payable	35		394		426
Current maturities of long-term debt	318		3,540		2,732
Suppliers	709		7,904		7,455
Taxes payable	230		2,561		1,544
Accounts payable, accrued expenses and other liabilities	279		3,110		3,119

Total current liabilities	2,108		23,495		17,897

Long-Term Liabilities:
Bank loans and notes payable	3,255		36,285		35,171
Labor liabilities	175		1,946		1,942
Deferred income tax payable	373		4,157		5,217
Other liabilities	247		2,749		2,754

Total long-term liabilities	4,050		45,137		45,084

Total liabilities	6,158		68,632		62,981

Stockholders’ Equity:
Minority interest in consolidated subsidiaries	1,500		16,721		18,594

Majority interest:
Capital stock	400		4,463		4,463
Additional paid-in capital	1,138		12,687		12,687
Retained earnings from prior years	1,704		18,995		16,244
Net income	523		5,831		3,302
Cumulative other comprehensive income	(596)		(6,652)		(6,618)

Majority interest	3,169		35,324		30,078

Total stockholders’ equity	4,669		52,045		48,672

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$10,827	Ps.	120,677	Ps.	111,653

The accompanying notes are an integral part of these consolidated balance sheets.

Monterrey, N.L., Mexico, February 11, 2005.

/S/ JOSÉ ANTONIO FERNÁNDEZ CARBAJAL	/S/ FEDERICO REYES GARCÍA

José Antonio Fernández Carbajal	Federico Reyes García
Chief Executive Officer	Chief Financial Officer

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Income Statements

For the years ended December 31, 2004, 2003 and 2002.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2004, except per share data.

	2004			2003		2002
Net sales	$8,387	Ps.	93,478	Ps.	79,854	Ps.	57,770
Other operating revenues	43		478		300		227

Total revenues	8,430		93,956		80,154		57,997
Cost of sales	4,483		49,969		41,712		28,869

Gross profit	3,947		43,987		38,442		29,128

Operating expenses:
Administrative	594		6,621		5,725		5,163
Selling	2,120		23,628		20,077		13,765

	2,714		30,249		25,802		18,928

Income from operations	1,233		13,738		12,640		10,200

Integral result of financing:
Interest expense	(338)		(3,764)		(2,591)		(926)
Interest income	49		541		743		489
Foreign exchange loss	(1)		(15)		(2,664)		(314)
Gain on monetary position	175		1,952		1,017		419

	(115)		(1,286)		(3,495)		(332)
Participation in affiliated companies	6		63		31		92
Other expenses, net	(79)		(871)		(667)		(960)

Income before taxes and employee profit sharing	1,045		11,644		8,509		9,000
Taxes and employee profit sharing	215		2,395		3,584		3,960

Consolidated net income	$830	Ps.	9,249	Ps.	4,925	Ps.	5,040

Net majority income	523		5,831		3,302		3,100
Net minority income	307		3,418		1,623		1,940

Consolidated net income	$830	Ps.	9,249	Ps.	4,925	Ps.	5,040

Net majority income (U.S. dollars and constant Mexican pesos):
Per Series “B” share	$0.09	Ps.	0.98	Ps.	0.56	Ps.	0.52
Per Series “D” share	0.11		1.23		0.70		0.65

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2004, 2003 and 2002.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2004.

	2004			2003		2002
Resources Generated by (Used in):
Operations:
Consolidated net income	$830	Ps.	9,249	Ps.	4,925	Ps.	5,040
Depreciation	337		3,751		3,319		2,638
Impairment of long-lived assets	44		487		831		654
Deferred tax	(90)		(1,004)		471		15
Amortization and other	223		2,501		2,121		1,856

	1,344		14,984		11,667		10,203

Working capital:
Accounts receivable	(10)		(108)		390		466
Inventories	(112)		(1,243)		(968)		(755)
Recoverable taxes, net	88		978		(655)		(681)
Prepaid expenses	9		103		127		(60)
Suppliers and other liabilities	76		852		(1,048)		934
Interest payable	(3)		(32)		118		(11)
Labor liabilities	(21)		(252)		(115)		—

Net resources generated by operating activities	1,371		15,282		9,516		10,096

Investments:
Investments in shares	16		175		(4)		(139)
Property, plant and equipment	(303)		(3,385)		(4,238)		(3,394)
Intangible assets and other	(316)		(3,517)		(2,901)		(2,683)
Acquisition of FEMSA Cerveza minority interest	(1,324)		(14,751)		—		—
Acquisition of Panamerican Beverages, Inc.	—		—		(31,187)		—
Other investments	—		—		(61)		(186)

Net resources used in investing activities	(1,927)		(21,478)		(38,391)		(6,402)

Financing Activities:
Bank loans paid during the year	(1,567)		(17,463)		(15,272)		(1,162)
Bank loans acquired during the year	2,179		24,291		31,850		7,158
Amortization in real terms of long-term liabilities	(169)		(1,880)		(1,117)		(428)
Notes payable and others	24		271		(53)		86
Capital contribution by The Coca-Cola Company	—		—		7,406		—
Dividends declared and paid	(76)		(843)		(1,124)		(1,247)
Capital contribution by Coca-Cola FEMSA’s minority interest	53		590		—		—
Cumulative translation adjustment	(14)		(176)		(519)		(512)

Net resources generated in financing activities	430		4,790		21,171		3,895

Cash and cash equivalents:
Net (decrease) increase	(126)		(1,406)		(7,704)		7,589
Initial balance	738		8,228		15,932		8,343

Ending balance	$612	Ps.	6,822	Ps.	8,228	Ps.	15,932

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2004, 2003 and 2002.

Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2004.

	Capital Stock		Additional Paid-in Capital		Retained Earnings from Prior Years		Net Income		Cumulative Other Comprehensive Income		Majority Interest		Minority Interest in Consolidated Subsidiaries		Total Stockholders’ Equity
Balances at December 31, 2001	Ps.	4,463	Ps.	10,884	Ps.	10,606	Ps.	3,728	Ps.	(6,412)	Ps.	23,269	Ps.	9,688	Ps.	32,957

Transfer of prior year income						3,728		(3,728)
Dividends declared and paid						(760)						(760)		(487)		(1,247)
Comprehensive income								3,100		(343)		2,757		1,594		4,351

Balances at December 31, 2002		4,463		10,884		13,574		3,100		(6,755)		25,266		10,795		36,061

Transfer of prior year income						3,100		(3,100)
Dividends declared and paid						(430)						(430)		(694)		(1,124)
Capital contribution by The Coca-Cola Company				1,803								1,803		5,603		7,406
Comprehensive income								3,302		137		3,439		2,890		6,329

Balances at December 31, 2003		4,463		12,687		16,244		3,302		(6,618)		30,078		18,594		48,672

Transfer of prior year income						3,302		(3,302)
Dividends declared and paid						(551)						(551)		(292)		(843)
Capital contribution by Coca-Cola FEMSA’s minority interest														590		590
Acquisition of FEMSA Cerveza minority interest														(5,938)		(5,938)
Comprehensive income								5,831		(34)		5,797		3,767		9,564

Balances at December 31, 2004	Ps.	4,463	Ps.	12,687	Ps.	18,995	Ps.	5,831	Ps.	(6,652)	Ps.	35,324	Ps.	16,721	Ps.	52,045

The accompanying notes are an integral part of these consolidated statements of changes in stockholders’ equity.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2004

Note 1. Activities of the Company.

Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) is a Mexican holding company. The principal activities of FEMSA and its subsidiaries (the “Company”), as an economic unit, are carried out by operating subsidiaries and grouped under direct and indirect holding company subsidiaries (the “Subholding Companies”) of FEMSA. The following is a description of such activities, together with the ownership interest in each Subholding Company:

Subholding Company	% Ownership	Activities
Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries (“Coca-Cola FEMSA”)	45.7% (53.6% of the voting shares)	Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Venezuela, Colombia, Brazil and Argentina. The Coca-Cola Company indirectly owns 39.6% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 14.7% of Coca-Cola FEMSA’s capital stock are listed on the Bolsa Mexicana de Valores, S.A. de C.V. (“BMV”) and The New York Stock Exchange, Inc. (“NYSE”).

FEMSA Cerveza, S.A. de C.V. and Subsidiaries (“FEMSA Cerveza”)	100%	Production, distribution and marketing of beer through its principal operating subsidiary, Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which operates six breweries throughout Mexico and produces and distributes 15 different brands of beer, of which the five most important are: Tecate, Sol, Carta Blanca, Superior and XX Lager.

FEMSA Comercio, S.A. de C.V. and Subsidiaries (“FEMSA Comercio”)	100%	Operation of a chain of convenience stores under the trade name “OXXO.”

FEMSA Empaques, S.A. de C.V. and Subsidiaries (“FEMSA Empaques”)	100%	Production and distribution of packaging materials primarily to the beverage industry, including products such as labels, plastic cases, coolers and commercial refrigeration equipment.

FEMSA Logística, S.A. de C.V. and Subsidiaries (“FEMSA Logística”)	100%	Transportation, logistics and maintenance services to FEMSA’s subsidiaries and to third parties.

On December 20, 2004, FEMSA Empaques spun-off its operations that engage in the production of aluminum beverage cans, caps and glass beverage bottles, which are now consolidated in FEMSA Cerveza, while the rest of the operations remain at FEMSA Empaques. Therefore, the information relating to FEMSA Cerveza and FEMSA Empaques for the years ended December 31, 2003 and 2002, has been reclassified in order to make it comparable to the presentation for 2004.

Note 2. Acquisition of FEMSA Cerveza Minority Interest.

On August 31, 2004, the Company consummated a series of transactions with Interbrew S.A. (“Interbrew”), Labatt Brewing Company Limited (“Labatt”) and certain of their affiliates pursuant to a series of agreements entered into on May 24, 2004 to terminate the existing arrangements among affiliates of FEMSA and Interbrew. As a result of these transactions:

•	FEMSA indirectly owns 100% of FEMSA Cerveza; and

•	Interbrew indirectly owns 100% of Labatt USA LLC and Latrobe Brewing Company LLC (together, “Labatt USA”), its distribution subsidiary in the United States of America.

The Company paid Interbrew Ps. 14,530 ($ 1,245) and incurred transaction costs of Ps. 221, which consisted of financial, advisory and legal fees, capitalized as adjustments to the purchase price. The transaction was financed as follows:

•	$ 295 of cash on hand;

•	bridge loans to FEMSA, consisting of a $ 250 loan and a Ps. 2,888 loan;

•	Ps. 2,500 in certificados bursátiles issued by FEMSA and guaranteed by FEMSA Cerveza, of which Ps.1,250 have a maturity of five years and the remaining Ps. 1,250 have a maturity of four years;

•	Ps. 1,763 unsecured term loan to FEMSA with a maturity of four years; and

•	Ps. 959 of an unsecured term loan of Ps. 1,155 to FEMSA Cerveza with a maturity of five years.

The Company accounted for the acquisition by the purchase method, which consists in the determination of the fair value of the assets acquired and the liabilities assumed. As a result, the Company identified two intangible assets with indefinite lives: trademarks and beer distribution rights. No goodwill was recognized as a result of the acquisition.

The fair values of the assets acquired and liabilities assumed are as follows:

Cash and cash equivalents	Ps.	887
Other current assets		2,508
Property, plant and equipment		4,797
Other assets		1,489
Trademarks and beer distribution rights		9,159

Total assets acquired		18,840
Short-term debt		323
Other current liabilities		964
Long-term debt		1,825
Other long-term debt		977

Total liabilities assumed		4,089

Net assets acquired	Ps.	14,751

Note 3. Acquisition of Panamerican Beverages, Inc.

On May 6, 2003, Coca-Cola FEMSA acquired 100% of the outstanding stock of Panamerican Beverages, Inc. (“Panamco”) for Ps. 31,050. As part of the acquisition, the Company assumed Ps. 9,557 of net debt and incurred transaction costs of Ps. 408, which consisted of financial, advisory and legal fees, capitalized as adjustments to the purchase price.

Panamco produced and distributed Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Venezuela, Colombia and Brazil, along with bottled water and other beverages in some of these territories and beer in Brazil.

The transaction was financed with an equity contribution from FEMSA of Ps. 2,923, an exchange of The Coca-Cola Company’s equity interests in Panamco valued at Ps. 7,406 for new shares of Coca-Cola FEMSA, cash on hand of Ps. 2,966 and additional indebtedness of Ps. 18,163.

Coca-Cola FEMSA’s capital was increased through an issuance of 421.374 million shares. Of these shares, 117.328 million shares were subscribed by FEMSA and 304.046 million shares were subscribed by The Coca-Cola Company at a price of 2.216 U.S. dollars per share.

Because The Coca-Cola Company’s contribution to Coca-Cola FEMSA was greater than FEMSA’s contribution, FEMSA’s ownership in Coca-Cola FEMSA decreased from 51.0% to 45.7% of its outstanding capital stock and from 63.0% to 53.6% of its capital stock with full voting rights.

The exchange of equity interests of The Coca-Cola Company generated additional paid-in capital in majority stockholders’ equity, since the shares were subscribed at a value greater than the book value of the shares at the subscription date.

The results of Panamco’s operations have been included in the consolidated financial statements since the date of acquisition, as a result of which the consolidated income statements and the consolidated statements of changes in financial position for the year ended December 31, 2004 are not comparable with those for the years ended December 31, 2003 and 2002.

The Company accounted for the acquisition by the purchase method and allocated the purchase price to the fair value of the assets acquired and the liabilities assumed. The fair value adjustments include recognition of an intangible asset with an indefinite life for a total amount of Ps. 35,801 included in the financial statements as “Rights to produce and distribute Coca-Cola trademark products” and the reduction to fair value of certain assets consisting primarily of facilities that the Company considered non-strategic as well as the elimination of certain intangible assets that were generated from acquisitions previously effected by Panamco.

Note 4. Basis of Presentation.

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), as further explained in Note 26. A reconciliation from Mexican GAAP to U.S. GAAP is included in Note 27.

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”). The translations of Mexican pesos into U.S. dollars (“$”) are included solely for the convenience of the reader, using the exchange rate in effect at the date of the most recent balance sheet presented.

The consolidated financial statements include the financial statements of FEMSA and those of all companies in which it owns directly or indirectly a majority of the outstanding voting capital stock and/or exercises control. All intercompany account balances and transactions have been eliminated in such consolidation.

Certain amounts in the consolidated financial statements as of December 31, 2003 and 2002 have been reclassified to conform to the presentation of the consolidated financial statements as of December 31, 2004 and therefore the amounts differ from those originally presented. These reclassifications consist of the following:

•	Deferred recoverable income tax:

In 2003, the deferred income tax assets corresponding to tax loss carryforwards generated by the Brazilian and Colombian operations, in the aggregate amount of Ps. 1,355 were presented as offsetting the deferred income tax liability of other operations. In 2004, the deferred income tax assets related to the Brazilian and Colombian operations are presented separately as a long-term asset, as recoverability varies in the different tax jurisdictions.

•	Additional pension labor liability:

During 2003, the additional pension labor liability in excess of the unrecognized net transition obligation was recorded as an intangible asset. This excess should have been recorded in other comprehensive income. The recognition of the additional labor liability of Ps. 142, net of the related deferred income tax effect of Ps. 47, is recognized in other comprehensive income.

•	Pension plan cost for the year:

In 2004, the total cost related to the Company’s pension and retirement plans, seniority premiums and post-retirement medical service liabilities is recognized within operating costs and expenses, in accordance with the new requirements of Mexican GAAP under Bulletin D-3 “Obligaciones laborales” (Labor obligations) (“D-3”), which clarifies the accounting treatment for the cost for the year. In prior years, the Company included the related interest cost as a component of net interest expense, and the amortization of the net transition obligation and actuarial gains or losses, as a component of other expenses. The amounts reclassified to operating costs and expenses amounted to Ps. 120 and Ps. 97 for the years ended December 31, 2003 and 2002, respectively, of which Ps. 88 and Ps. 66 correspond to interest expenses, and Ps. 32 and Ps. 31 correspond to other expenses.

•	Operating expenses of Coca-Cola FEMSA:

During 2004, some of Coca-Cola FEMSA’s acquired operations changed their classification criteria for recording certain operating expenses from administrative to selling expenses. The amount reclassified in 2003 operating expenses was Ps. 439.

During interim periods of 2004, the Company did not reclassify any of the above mentioned items, therefore, the Company’s interim financial statements were presented using the same classification criteria as in the Company’s financial statements for the year ended December 31, 2003. Additionally, during the interim periods of 2004, the Company classified as extraordinary items: a favorable final ruling from a Mexican federal court allowing Coca-Cola FEMSA to deduct losses arising from a sale of shares during 2002 and the effect of the change in the tax criteria for the deduction of certain assets of the soft drinks industry. In the financial statements for the year ended December 31, 2004, these items were classified as taxes in the income statement.

Note 5. Foreign Subsidiary Incorporation.

The accounting records of foreign subsidiaries are maintained in the currency of the country where they are located and in accordance with the accounting principles generally accepted in each country. For incorporation into the FEMSA consolidated financial statements, they are adjusted to Mexican GAAP and restated to the purchasing power of the local currency applying inflation factors of the country of origin and are subsequently translated into Mexican pesos using the exchange rate in effect at the date of the most recent balance sheet presented.

The variation in the net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders’ equity as part of other comprehensive income.

When the Company designates a foreign subsidiary net investment as an economic hedge of its own acquisition financing, the accounting treatment for the integral result of financing is as follows:

•	The foreign exchange gain or loss is recorded as part of the cumulative translation adjustment to the extent the net investment in the foreign subsidiary covers the debt, net of taxes. The foreign exchange gain or loss associated with any unhedged portion of such debt is recorded in the integral result of financing; and

•	The monetary position result is computed using the inflation factors of the country in which the acquired subsidiary is located to the extent the net investment in that subsidiary covers the debt. The monetary position result corresponding to the unhedged portion of such debt is calculated using the inflation factors of the country of the company that contracts the financing. The total effect is recorded in the integral result of financing.

When the Company has not designated an economic hedge, the foreign exchange gain or loss and gain or loss on monetary position are recorded in the integral result of financing.

The monetary position result and exchange gain or loss generated by foreign subsidiaries, such as the intercompany foreign currency denominated balances that are considered to be of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future), are reflected in cumulative translation adjustment in stockholders’ equity.

As of the date of these consolidated financial statements, the Company has not designated any investment in a foreign subsidiary as an economic hedge.

On July 1, 2002, due to the continuing difficult economic situation in Argentina, the uncertainty with respect to the period of recovery, and the instability of the exchange rate, the Company performed a valuation of its investment in Coca-Cola FEMSA de Buenos Aires, S.A. (“Coca-Cola FEMSA Buenos Aires”) based on market price value multiples of comparable businesses. The valuation resulted in the recognition of an impairment of goodwill of Ps. 477, which was recorded in the income statement. As a result, the net investment in Coca-Cola FEMSA Buenos Aires is no longer considered to be an economic hedge of the liabilities denominated in U.S. dollars incurred to acquire Coca-Cola FEMSA Buenos Aires.

In February 2003, the Venezuelan government implemented a new exchange control regime, and fixed the exchange rate of 1,600 Venezuelan bolivars per U.S. dollar. Due to the uncertainties regarding the availability of U.S. dollars at the official rate, the Company used the last available market-closing rate of 1,853 bolivars per U.S. dollar to translate the financial statements for its Venezuelan subsidiary. On February 6, 2004, a 20% devaluation of the Venezuelan bolivar was officially announced, with a new official exchange rate being set at 1,920 Venezuelan bolivars per U.S. dollar. This exchange rate remains in effect as of the date of these consolidated financial statements.

Note 6. Significant Accounting Policies.

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

The significant accounting policies are as follows:

a)	Recognition of the Effects of Inflation:

The recognition of the effects of inflation in the financial information consists of:

•	Restating non-monetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated;

•	Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income generated, through the use of the inflation factors;

•	Including in stockholders’ equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon the inflation factors; and

•	Including in the cost of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in currency of constant purchasing power by applying inflation factors of the country of origin and the exchange rate in effect at the date of the most recent balance sheet presented.

b)	Cash and Cash Equivalents:

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the quoted market prices with original maturities of three months or less.

c)	Inventories and Cost of Sales:

The value of inventories is adjusted to replacement cost, without exceeding market value. Advances to suppliers to purchase raw materials and spare parts are included in the inventory account and are restated by applying inflation factors, considering their average age.

Cost of sales is determined based on replacement cost at the time of sale. Cost of sales includes expenses related to raw materials used in the production process, labor (wages and other benefits), depreciation of production facilities and equipment and other costs including fuel, electricity, breakage of returnable bottles in the production process, equipment maintenance, inspection and inter and intra-plant transfer costs.

d)	Prepaid Expenses:

These represent payments for services that will be received over the next 12 months. Prepaid expenses are recorded at historical cost and recognized in the income statement when the services or benefits are received. Prepaid expenses principally consist of advertising, promotional and leasing expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations the first time the advertising is transmitted.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. Those costs are recorded as prepaid expenses and amortized over the period during which they are estimated to increase sales of the related products or presentations to normal operating levels, which is generally one year.

e)	Bottles and Cases:

Bottles and cases are recorded at acquisition cost and restated to their replacement cost. FEMSA Cerveza classifies bottles and cases as inventories, and Coca-Cola FEMSA classifies them as fixed assets.

There are two types of returnable bottles and cases:

•	Those that are in the Company’s control in its facilities, which are referred to as bottles and cases in plant and distribution centers; and

•	Those that have been placed in the hands of customers, which are referred to as bottles and cases in the market.

For financial reporting purposes, breakage of returnable bottles and cases in plant and distribution centers is recorded as an expense as it is incurred. For the years ended December 31, 2004, 2003 and 2002, breakage expense amounted to Ps. 591, Ps. 475 and Ps. 376, respectively.

FEMSA Cerveza’s bottles and cases in the market are recognized as assets and are subject to an agreement with a retailer pursuant to which FEMSA Cerveza retains ownership. These bottles and cases are maintained as assets and monitored by sales personnel during their periodic visits and if any breakage is identified is charged to the retailer. Bottles and cases that are not subject to such agreements are expensed when placed in the hands of retailers. Until 2004, for tax purposes, the cost of the bottles was deducted at the time of purchase. As of January 1, 2005, FEMSA Cerveza decided to change the tax criteria for bottles deduction, considering them as a fixed asset and computing depreciation using the straight-line method at a rate of 10% per year. This change does not impact the total amount of taxes, but does generate surcharges. At December 31, 2004, FEMSA Cerveza recorded a tax provision of Ps. 117 in the income statement, which is the estimated amount to be paid in 2005 for surcharges.

Coca-Cola FEMSA’s bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives. The bottles and cases for which no deposit has been received, which represent most of the bottles and cases placed in the market, are expensed when placed in the hands of customers. Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year.

The Company estimates that breakage expense of returnable bottles and cases in plant and distribution centers is similar to the depreciation calculated on an estimated useful life of approximately: five years for beer bottles, four years for soft drinks returnable glass bottles and plastic cases, and one year for soft drinks returnable plastic bottles.

f)	Investments in Shares:

Investments in shares of associated companies are initially recorded at their acquisition cost and subsequently valued using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at acquisition cost and are adjusted to market value if they have an observable market value or based upon the inflation factors of the country of origin, with such adjustments reflected in the income statement.

g)	Property, Plant and Equipment:

These assets are initially recorded at their cost of acquisition and/or construction. Property, plant and equipment of domestic origin, except bottles and cases of Coca-Cola FEMSA (see Note 6 e), are restated by applying inflation factors. Imported equipment is restated by applying inflation factors of the country of origin and then translated using the exchange rate in effect at the date of the most recent balance sheet presented.

Depreciation is computed using the straight-line method, based on the value of the restated assets reduced by their residual values. The Company, together with independent appraisers, estimates depreciation rates, considering the estimated remaining useful lives of the assets.

The estimated useful lives of the main assets are as follows:

Years
Buildings and construction	40-50
Machinery and equipment	12-20
Distribution equipment	10-12
Refrigeration equipment	4-5
Information technology equipment	3-4

h)	Other Assets:

These assets represent payments whose benefits will be received in future years and consist of the following:

•	Agreements with customers for the right to sell and promote the Company’s products during certain periods of time, which are considered monetary assets and amortized under two methods, in accordance with the terms of such agreements:

–	Actual volume method, which amortizes the proportion of the volume actually sold to the retailer over the volume target (approximately 80% of the agreements of FEMSA Cerveza are amortized on this basis); and

–	Straight-line method, which amortizes the asset over the life of the contract (the remaining 20% of the agreements of FEMSA Cerveza and 100% of the agreements of Coca-Cola FEMSA are amortized on this basis).

In addition, for agreements amortized based on the actual volume method, the Company periodically compares the amortization calculated based on the actual volume method against the amortization that would have resulted under the straight-line method and records a provision to the extent that the recorded amortization is less than what would have resulted under the straight-line method.

During the years ended December 31, 2004, 2003 and 2002, the amortization reducing net sales amounted to Ps. 1,079, Ps. 1,110 and Ps. 1,019, respectively.

•	Leasehold improvements, which are restated by applying inflation factors, are amortized using the straight-line method, in accordance with the terms of the lease contracts.

i)	Intangible Assets:

These assets represent payments whose benefits will be received in future years. Beginning in 2003, the Company applies Bulletin C-8, “Activos Intangibles” (Intangible Assets) (“C-8”), which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Additionally, C-8 requires identifying all intangible assets to reduce as much as possible the goodwill associated with business acquisitions. Prior to 2003, the excess of the purchase price over the fair value of the net assets acquired was considered to be goodwill. With the adoption of C-8, the Company considers the goodwill paid in acquisitions prior to the date of application of this bulletin as the rights to produce and distribute Coca-Cola trademarks. The Company separates intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with finite useful lives are amortized and consist of:

•	Start-up expenses, which represent costs incurred prior to the opening of an Oxxo store, including rent, permits and licenses. Such amounts are restated applying inflation factors and are amortized on a straight-line basis in accordance with the terms of the lease contract; and

•	Information technology and management systems costs, which are incurred during the development stage are capitalized in accordance with C-8. Such amounts are restated applying inflation factors and are amortized using the straight-line method over four years. Expenses that do not fulfill the requirements for capitalization, such as research expenses, are expensed as incurred.

Intangible assets with indefinite lives are not amortized, but are periodically subject to an impairment test and consist of:

•	Coca-Cola FEMSA’s rights to produce and distribute Coca-Cola trademark products in the territories acquired. These rights are contained in agreements that are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States of America for the sale of concentrates for certain Coca-Cola trademark beverages. The most significant bottler agreements have terms of 10 years. The bottler agreements are automatically renewable for 10-year terms, subject to non-renewal by either party. The agreements are recorded in the functional currency of the subsidiary in which the investment was made and are restated by applying inflation factors of the country of origin and using the exchange rate in effect at the date of the most recent balance sheet presented;

•	Trademarks and distribution rights, recognized as a result of the acquisition of the 30% of FEMSA Cerveza (see Note 2) and payments made by FEMSA Cerveza to concessionaries in the acquisition of the franchise previously granted. These assets are restated based on the inflation factors; and

•	Trademark rights, leasing administration rights and industrial property rights paid by FEMSA Comercio in the acquisition of a convenience store chain.

Goodwill represents the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying inflation factors of the country of origin and using the exchange rate in effect at the date of the most recent balance sheet presented. Goodwill is amortized over a period of no more than 20 years.

j)	Impairment of Goodwill and Long-Lived Assets:

In accordance with new Bulletin C-15, “Deterioro en el Valor de los Activos de Larga Duración y su Disposición” (Impairment in the Value of Long-Lived Assets and their Disposal) (“C-15”), the Company reviews the carrying value of its long-lived assets for impairment and determines whether an impairment exists, by comparing estimated discounted future cash flows to be generated by those assets with their carrying value.

For long-lived assets, such as property, plant and equipment, other assets and identifiable intangible assets, the Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through their expected future cash flows.

For goodwill, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the reporting unit exceeds its implied fair value.

If such assets are considered to be impaired, the impairment charge is recognized in other expenses.

k)	Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in Coca-Cola FEMSA’s refrigeration equipment investment program. The contributions received for advertising and promotional incentives are included as a reduction of selling expenses. The contributions received for refrigeration equipment investment program are recorded as a reduction of the investment in refrigeration equipment. The contributions received were Ps. 920, Ps. 1,263 and Ps. 793 during the years ended December 31, 2004, 2003 and 2002, respectively.

l)	Labor Liabilities:

Labor liabilities include obligations for pension and retirement plans, seniority premiums and post-retirement medical services, based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be non-monetary and are restated using long-term assumptions. The cost for the year of labor liabilities is charged to income from operations.

Unamortized prior service costs are recorded over the period during which the employees will receive the benefits of the plan, which in the case of pension and retirement plans and seniority premiums is 14 years and for post-retirement medical services is 20 years, both since 1996.

Certain subsidiaries of the Company have established funds for the payment of pension benefits and post-retirement medical services through irrevocable trusts with the employees as beneficiaries.

Severance indemnities are charged to expenses on the date when a decision to retire personnel under a formal program or for specific causes is taken. The severance payments resulting from the Company’s reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses, net. During the years ended December 31, 2004, 2003 and 2002, these payments amounted to Ps. 156, Ps. 106 and Ps. 186, respectively.

m)	Revenue Recognition:

Revenue is recognized in accordance with stated shipping terms, as follows:

•	For domestic sales, upon delivery to the customer and once the customer has taken ownership of the goods (FOB destination). As of December 31, 2004, 2003 and 2002, domestic revenues represented approximately 97% of total consolidated revenues. Domestic revenues are defined as the sales generated by the Company for sales realized in the country where the subsidiaries operate; and

•	For exports sales, upon shipment of goods to customers (FOB shipping point) and transfer of ownership and risk of loss.

Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the products of the Company.

n)	Operating Expenses:

Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company’s products, professional services fees, depreciation of office facilities and amortization of capitalized information technology system implementation costs.

Selling expenses include:

•	Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. During the years ended December 31, 2004, 2003 and 2002, these distribution costs amounted to Ps. 8,354, Ps. 7,294 and Ps. 4,349, respectively;

•	Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel; and

•	Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

o)	Income Tax, Tax on Assets and Employee Profit Sharing:

Income tax and employee profit sharing are charged to results as they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits from which there is uncertainty as to their realizability. Deferred employee profit sharing is derived from temporary differences between the accounting result and income for employee profit sharing purposes and is recognized only when it can be reasonably assumed that the temporary differences will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recovered is recorded as a reduction of the deferred tax liability.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

The deferred tax provision to be included in the income statement is determined by comparing the deferred tax balance at the end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders’ equity. The deferred taxes related to such temporary differences are recorded in the same stockholders’ equity account.

FEMSA has received authorization from the Secretaría de Hacienda y Crédito Público (“SHCP”) to prepare its income tax and tax on assets returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, which is limited, through 2004 to 60% of the stockholders’ participation. Beginning in 2005, the Company would include 100% of its stockholders’ participation of the taxable income or loss of its Mexican subsidiaries. The provisions for income taxes of the foreign countries have been determined on the basis of the taxable income of each individual company.

p)	Integral Result of Financing:

The integral result of financing includes:

•	Interest: Interest income and expenses are recorded when earned or incurred, respectively.

•	Foreign Exchange Gains and Losses: Transactions in foreign currencies are recorded in local currencies using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted using the exchange rate in effect at the date of the most recent balance sheet presented, recording the resulting foreign exchange gain or loss directly in the income statement, except for any foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries that are considered to be an economic hedge (see Note 5).

•	Gain (Loss) on Monetary Position: This represents the result of the effects of inflation on monetary items. The gain (loss) on monetary position is computed by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of any foreign subsidiaries that are considered to be an economic hedge (see Note 5). The gain (loss) on monetary position of foreign subsidiaries is translated into Mexican pesos using the exchange rate in effect at the date of the most recent balance sheet presented.

q)	Financial Instruments:

The Company frequently enters into financial instruments to manage the financial risks associated with its operations. If the instrument is used to manage the risk related with the Company’s operations, the effect is recorded in cost of sales and in operating expenses, depending on the related instrument. If the instrument is used to manage the risks related with its financing operations, the effect is recorded in interest expense or in the foreign exchange gain or loss, depending on the related instrument.

Financial instruments entered into for hedging purposes are valued using the same valuation criteria applied to the hedged asset or liability. Additionally, financial instruments entered into for purposes other than hedging the operations of the Company are valued at fair market value, and are recorded in the balance sheet. The difference between the financial instrument’s initial value and fair market value is recorded in the income statement.

r)	Cumulative Result of Holding Non-monetary Assets:

This represents the sum of the difference between book values and restatement values, as determined by applying inflation factors to non-monetary assets such as inventories and fixed assets, and their effects on the income statement when the assets are consumed or depreciated, net of the corresponding deferred income tax effect.

s)	Comprehensive Income:

Comprehensive income is comprised of the net income for the year and other comprehensive income items such as the translation adjustment, the result of holding non-monetary assets and the additional labor liability over the unrecognized net transition obligation and is presented in the consolidated statements of changes in stockholders’ equity. The accumulated balances are as follows:

	2004		2003		2002
Retained earnings from prior years	Ps	.18,995	Ps	.16,244	Ps	.13,574
Net majority income		5,831		3,302		3,100
Cumulative other comprehensive income:
Cumulative result of holding non-monetary assets		(5,799)		(5,852)		(6,303)
Cumulative translation adjustment		(769)		(689)		(452)
Additional labor liability over unrecognized net transition obligation		(84)		(77)		—

		(6,652)		(6,618)		(6,755)

	Ps	.18,174	Ps	.12,928	Ps	. 9,919

t)	Provisions:

Provisions are recognized for obligations that result from a past event that will likely result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

u)	Issuances of Subsidiary Stock:

The Company recognizes issuances of a subsidiary’s stock as a capital transaction, in which the difference between the book value of the shares issued and the amount contributed by the minority interest holder or a third party is recorded as additional paid-in capital.

Note 7. Accounts Receivable.

	2004		2003
Trade	Ps	.3,721	Ps	.3,391
Allowance for doubtful accounts		(417)		(394)
Notes receivable		462		666
The Coca-Cola Company		231		177
Insurance claims		42		39
Loans to employees		37		32
Travel advances to employees		28		30
Rent of warehouses		3		10
Other		408		426

	Ps	.4,515	Ps	.4,377

The changes in the allowance for doubtful accounts are as follows:

	2004	2003	2002
Initial balance	Ps.394	Ps.308	Ps.247
Acquisition of Panamco	—	77	—
Provision for the year	187	154	133
Write-off of uncollectible accounts	(141)	(132)	(59)
Restatement of the initial balance	(23)	(13)	(13)

Ending balance	Ps.417	Ps.394	Ps.308

Note 8. Inventories.

	2004	2003
Finished products	Ps.2,598	Ps.	2,474
Raw materials	3,302		2,715
Bottles and cases of FEMSA Cerveza	1,368		1,327
Spare parts	596		418
Work in process	183		189
Advances to suppliers	156		348
Advertising and promotional materials	6		26
Allowance for obsolescence	(200)		(213)

	Ps.8,009	Ps.	7,284

Note 9. Prepaid Expenses.

	2004		2003
Advertising and promotional expenses	Ps.	328	Ps.	412
Agreements with customers		105		138
Leases		72		48
Insurance		12		13
Other		44		52

	Ps.	561	Ps.	663

The advertising and promotional expenses recorded in the income statement for the years ended December 31, 2004, 2003 and 2002 amounted to Ps. 3,048, Ps. 2,769 and Ps. 2,295, respectively.

Note 10. Investments in Shares.

Company	Ownership	2004		2003
FEMSA Cerveza:
Associated companies of FEMSA Cerveza (1)	Various	Ps.	145	Ps.	121
Río Blanco Trust (waste water treatment plant) (1)	33.71%		131		122
Labatt USA (1)	30.00%		—		171
Other (2)	Various		17		27
Coca-Cola FEMSA:
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	33.68%		144		130
Molson, Inc. (“Molson”) (3)	0.74%		89		269
Beta San Miguel, S.A. de C.V. (“Beta San Miguel”) (2)	2.54%		62		32
Complejo Industrial Can, S.A. (“CICAN”) (1)	48.10%		35		53
Tapón Corona de Colombia, S.A. (“Tapón Corona”) (1)	40.00%		24		24
Other (2)	Various		64		10
Other investments (2)	Various		48		52

		Ps.	759	Ps.	1,011

Valuation method:

(1)	Equity method.
(2)	Restated acquisition cost (there is no readily determinable market value).
(3)	Market value.

Note 11. Property, Plant and Equipment.

	2004		2003
Land	Ps.	5,523	Ps.	5,618
Buildings, machinery and equipment		62,800		61,541
Accumulated depreciation		(29,321)		(27,642)
Refrigeration equipment		3,096		2,918
Accumulated depreciation		(1,421)		(1,201)
Construction in progress		1,768		1,836
Bottles and cases of Coca-Cola FEMSA		1,031		1,043
Assets stated at realizable value		815		701

	Ps.	44,291	Ps.	44,814

The Company has identified fixed assets that are not strategic to the current and future operations of the business and are available for sale, consisting mainly of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments. Such assets, which are not in use and have been valued at their estimated realizable value without exceeding their restated acquisition cost, are as follows:

	2004		2003
FEMSA and others	Ps.	294	Ps.	366
FEMSA Cerveza		264		335
Coca-Cola FEMSA		257		—

	Ps.	815	Ps.	701

Land	Ps.	495	Ps.	476
Buildings		263		179
Equipment		57		46

	Ps.	815	Ps.	701

As a result of the sale of land, the Company recognized a gain of Ps. 28, Ps. 312 and Ps. 141 for the years ended December 31, 2004, 2003 and 2002, respectively. The real estate market has been affected by the economic situation in Mexico, and as a result completion of the disposal program has taken more time than originally expected. However, management has decided to continue with the disposal program and its efforts to recover the investment in such assets. Those fixed assets recorded at their estimated realizable value are considered monetary assets on which a loss on monetary position is computed and recorded in the income statement.

Note 12. Intangible Assets.

	2004		2003
Unamortized intangible assets:
Coca-Cola FEMSA:
Rights to produce and distribute Coca-Cola trademark products:
Territories of Panamco (see Note 3)	Ps.	35,801	Ps.	35,154
Buenos Aires, Argentina		195		199
Tapachula, Chiapas		118		118

FEMSA Cerveza:
Trademarks and distribution rights (see Note 2)		9,372		128

FEMSA Comercio:
Acquisition of convenience store chain		105		—

FEMSA:
Mundet trademark		145		145

Amortized intangible assets:
Cost of systems implementation		586		598
Start-up expenses		204		164
FEMSA’s minority interest acquisition		187		201
Acquisition of convenience store chain		115		—
Other		17		—

	Ps.	46,845	Ps.	36,707

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments				Amortization				Total		Estimated Amortization Per Year
	Initial		Additions		Initial		For the year
2004:
Cost of systems implementation	Ps.	736	Ps.	197	Ps.	(138)	Ps.	(209)	Ps.	586	Ps.	235
Start-up expenses		193		59		(29)		(19)		204		35
FEMSA’s minority interest acquisition		278		—		(77)		(14)		187		14
Acquisition of convenience store chain		—		117		—		(2)		115		6

2003:
Cost of systems implementation		417		319		(45)		(93)		598
Start-up expenses		106		87		(15)		(14)		164
FEMSA’s minority interest acquisition		278		—		(62)		(15)		201

Note 13. Other Assets.

	2004		2003
Agreements with customers	Ps.	2,857	Ps.	2,628
Leasehold improvements		2,131		1,700
Long-term accounts receivable		707		750
Additional labor liabilities (see Note 16)		260		409
Long-term prepaid advertising		146		184
Debt issuance costs		84		184
Recoverable taxes (see Note 24 a)		—		229
Other		365		437

	Ps.	6,550	Ps.	6,521

Note 14. Balances and Transactions with Related Parties and Affiliated Companies.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances	2004		2003
Assets (accounts receivable)	Ps.	881	Ps.	812
Liabilities (suppliers and other liabilities)		1,361		822
Long-term debt with BBVA Bancomer, S.A. (1)		7,263		4,264

Transactions	2004		2003		2002
Income:
FEMSA Cerveza:
Export sales to Labatt USA(2)	Ps.	919	Ps.	1,073	Ps.	964
Other revenues from affiliated companies		759		753		797
Sales of cans to IEQSA		487		357		389
Interest income related to short-term bank deposits at BBVA Bancomer, S.A. (1)		48		79		121
Expenses:
Purchase of concentrate from The Coca-Cola Company		6,957		5,828		2,857
Purchase of sugar from Beta San Miguel		915		233		—
Purchase of baked goods and snacks from Grupo Industrial Bimbo, S.A. de C.V. (1)		737		614		503
Purchase of canned products from IEQSA and CICAN		470		292		271
Insurance premiums for policies with Grupo Nacional Provincial, S.A., Seguros Monterrey New York Life, S.A. and Fianzas Monterrey, S.A. (1)		217		154		166
Purchases of crown cap from Tapón Corona		195		118		—
Purchase of plastic bottles from Embotelladora del Atlántico, S.A. (formerly Complejo Industrial Pet, S.A.) (1)		148		137		123
Management fee and technical assistance paid to Labatt(2)		85		133		125
Interest expense related to long-term debt with BBVA Bancomer, S.A.(1)		404		50		7

(1)	One or more members of our board of directors or senior management are members of the board of directors or senior management of the counterparties of these transactions.
(2)	Labatt and Labatt USA were considered to be related parties until the date of acquisition of the 30% of FEMSA Cerveza previously owned by affiliates of Interbrew (see Note 2).

Note 15. Balances and Transactions in Foreign Currencies.

Assets, liabilities and transactions denominated in foreign currencies, other than the functional currencies of the reporting unit, translated into U.S. dollars are as follows:

Balances	Applicable Exchange Rate (1)	Short- Term	Long- Term	Total
December 31, 2004:
Assets	11.1460	$255	$—	$255
Liabilities		449	903	1,352

December 31, 2003:
Assets	11.2350	149	—	149
Liabilities		535	1,394	1,929

(1)	Mexican pesos per one U.S. dollar.

Transactions	2004	2003	2002
Revenues	$256	$227	$217
Expenses:
Purchases of raw materials	351	284	229
Technical assistance fees	11	17	32
Interest and other	302	300	245

	$664	$601	$506

As of February 11, 2005, the issuance date of these consolidated financial statements, the exchange rate was 11.1450 Mexican pesos per one U.S. dollar, and the foreign currency position was similar to that as of December 31, 2004.

Note 16. Labor Liabilities.

a) Assumptions:

The 2004 and 2003 actuarial calculations for pension and retirement plans, seniority premiums and post-retirement medical service liabilities and the cost for the year were determined using the following long-term assumptions:

	Annual Discount Rate	Salary Increase	Return on Assets
Mexico	6.0%	2.0%	6.0%
Guatemala	4.5%	1.5%	—	(1)
Nicaragua	4.5%	1.5%	—	(1)
Costa Rica	4.5%	1.5%	4.5%
Colombia	4.5%	1.5%	—	(1)
Brazil	4.5%	1.5%	4.5%

Measurement date: November 2004

(1)	No funding established for the payment of post-retirement obligations.

The basis for the determination of the long-term rate of return is supported by a historical analysis of average returns in real terms for the last 30 years of the Certificados de Tesorería del Gobierno Federal (Mexican Federal Government Treasury Certificates) and the expectations of long-term returns of the actual investments of the Company. The operations in Panama, Venezuela and Argentina do not have post-retirement plans.

The annual growth rate for health care expenses is 2% in real terms, consistent with the historical average health care expense rate for the past 30 years and such rate is expected to remain consistent for the foreseeable future.

Based on these assumptions, the expected benefits to be paid in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Post-retirement Medical Services
2005	Ps.	192	Ps.	12	Ps.	37
2006		195		11		38
2007		198		13		39
2008		201		14		40
2009		205		14		41
2010 to 2014		1,121		105		218

b) Balances of the Liabilities:

	2004	2003
Pension and retirement plans:
Vested benefit obligation	Ps.1,743	Ps.1,754
Non-vested benefit obligation	1,426	1,459

Accumulated benefit obligation	3,169	3,213
Excess of projected benefit obligation over accumulated benefit obligation	275	281

Projected benefit obligation	3,444	3,494
Pension plan funds at fair value	(1,855)	(1,777)

Unfunded projected benefit obligation	1,589	1,717
Unrecognized net transition obligation services	(295)	(383)
Unrecognized actuarial net loss	(72)	(250)

	1,222	1,084
Additional labor liability	350	525

Total	1,572	1,609

Seniority premiums:
Vested benefit obligation	79	71
Non-vested benefit obligation	68	66

Accumulated benefit obligation	147	137
Excess of projected benefit obligation over accumulated benefit obligation	18	17

Unfunded projected benefit obligation	165	154
Unrecognized net transition obligation services	(14)	(15)
Unrecognized actuarial net loss	(12)	—

	139	139
Additional labor liability	37	26

Total	176	165

Post-retirement medical services:
Vested benefit obligation	251	209
Non-vested benefit obligation	276	233

Accumulated benefit obligation	527	442
Medical services funds at fair value	(19)	(21)

Unfunded accumulated benefit obligation	508	421
Unrecognized post-retirement net transition obligation	(48)	(63)
Unrecognized actuarial net loss	(262)	(190)

Total	198	168

Total labor liabilities	Ps.1,946	Ps.1,942

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the year.

The projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which was recorded as an intangible asset included in other assets up to an amount of the unrecognized net transition obligation services (see Note 13) and the difference was recorded as other comprehensive income.

c) Trust Assets:

The trust assets consist of fixed and variable return financial instruments, at market value. The trust assets are invested as follows:

	2004	2003
Fixed Return:
Traded securities	24%	34%
Bank instruments	11%	11%
Federal government instruments	31%	30%

Variable Return:
Publicly traded shares	34%	25%

	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the objective portfolio is consistent with the composition of the portfolios of the five largest international companies that manage long-term funds.

During 2004, the contributions to the pension plan and post-retirement medical services trust assets amounted to Ps. 125, and the Company estimates that the contributions during 2005 will reach Ps. 140.

The amounts and types of securities of the Company and related parties included in trust assets are as follows:

	2004		2003
Debt:
Grupo Industrial Bimbo, S.A. de C.V. (1)	Ps.	10	Ps.	11
Coca-Cola FEMSA (Certificados Bursátiles)		44		—
Capital:
Grupo Financiero BBVA Bancomer, S.A. (1)		—		14
FEMSA (FEMSA UBD)		273		240

(1)	One or more members of our board of directors or senior management are members of the board of directors or senior management of the counterparties of these transactions.

d) Cost for the Year:

	2004	2003	2002
Pension and retirement plans:
Service cost	Ps.105	Ps.92	Ps.79
Interest cost	190	169	141
Expected return on trust assets	(104)	(108)	(102)
Amortization of unrecognized transition obligation	21	21	21
Amortization of net actuarial loss (gain)	2	(2)	(4)

	214	172	135

Seniority premiums:
Service cost	19	17	14
Interest cost	9	8	7
Amortization of unrecognized transition obligation	2	2	2

	30	27	23

Post-retirement medical services:
Service cost	15	13	12
Interest cost	27	23	22
Expected return on trust assets	(2)	(2)	(2)
Amortization of unrecognized transition obligation	5	5	5
Amortization of net actuarial loss	7	6	8

	52	45	45

	Ps.296	Ps.244	Ps.203

e) Changes in the Balance of the Obligations:

	2004		2003
Pension and retirement plans:
Initial balance	Ps.	3,494	Ps.	2,724
Panamco acquisition		—		496
Service cost		105		92
Interest cost		190		169
Actuarial loss (gain)		(156)		199
Benefits paid		(189)		(186)

Ending balance		3,444		3,494

Seniority premium:
Initial balance		154		122
Panamco acquisition		—		30
Service cost		19		17
Interest cost		9		8
Actuarial loss (gain)		12		(2)
Benefits paid		(29)		(21)

Ending balance		165		154

Post-retirement medical services:
Initial balance		442		380
Service cost		15		13
Interest cost		27		23
Actuarial loss		77		26
Benefits paid		(34)		—

Ending balance		527		442

f) Changes in the Balance of the Trust Assets:

	2004		2003
Pension and retirement plans:
Initial balance	Ps.	1,777	Ps.	1,710
Panamco acquisition		—		180
Actual return on trust assets in real terms		152		(81)
Contributions		93		64
Benefits paid		(167)		(96)

Ending balance		1,855		1,777

Post-retirement medical services:
Initial balance		21		33
Actual return on trust assets in real terms		(1)		(6)
Contributions		33		22
Benefits paid		(34)		(28)

Ending balance		19		21

g) Variation in Health Care Assumptions:

The following table presents the impact in post-retirement medical service obligations and the expenses recorded in the income statement with a variation of 1% in the economic assumptions.

	Impact of changes in:
	+1%		-1%
Post-retirement net transition obligation	Ps.	81	Ps.	(65)
Cost for the year		7		(8)

Note 17. Bonus Program.

The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

The quantitative objectives represent approximately 50% of the bonus and are based on the Economic Value Added (“EVA”) methodology. The objective established for the executives at each entity is based on a combination of the EVA per entity and the EVA generated by FEMSA consolidated, at approximately 70% and 30%, respectively.

The qualitative objectives and special projects represent the remaining approximately 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

In addition, the Company provides a share compensation plan to certain key executives, consisting of an annual cash bonus to purchase FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. Such shares or options will be deposited in a trust, and the executives may access them one year after they are vested at 20% per year. 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded in income from operations and are paid in cash the following year. During the years ended December 31, 2004, 2003 and 2002, the bonus expense recorded amounted to Ps. 633, Ps. 405 and Ps. 363, respectively.

All shares held by the trusts are considered outstanding for earnings per share computations and dividends on shares held by the trusts are charged to retained earnings.

Note 18. Bank Loans and Notes Payable.

As of December 31, 2004 and 2003, short-term debt consisted of the bridge loans incurred in connection with the acquisition of the 30% of FEMSA Cerveza and bank loans, the amounts and weighted average variable interest rates of which are as follows:

	% Interest Rate (1)	2004		% Interest Rate (1)	2003
Mexican pesos	8.9%	Ps.	2,968	6.2%	Ps.	985
U.S. dollars	1.9%		2,810	2.5%		1,636
Argentine pesos	5.4%		128	—		—
Venezuelan bolivars	11.0%		80	—		—

		Ps.	5,986		Ps.	2,621

The following table presents long-term bank loans and notes payable, as well as their weighted average rates and derivative instruments contracted by the Company:

	% Interest Rate (1)	2004		% Interest Rate(1)	2003
Fixed interest rate:
U.S. dollars:
Yankee bonds	7.9	Ps.	5,603	7.9	Ps.	5,974
Bank loans	3.5		260	4.4		44
Capital leases	5.4		168	5.4		204
Private placement	—		—	9.4		1,181
Mexican pesos:
Bank loans	9.9		998	9.0		1,052
Certificados bursátiles	10.2		1,500	10.2		1,578
Units of investment (UDIs)	8.7		1,436	8.7		1,492
Variable interest rate:
U.S. dollars:
Bank loans	2.9		2,598	2.7		8,056
Syndicated loan	2.7		1,672	2.4		2,511
Capital leases	10.1		24	10.0		34
Mortgage loan	—		—	3.7		72
Mexican pesos:
Bank loans	9.3		13,889	6.8		6,051
Certificados bursátiles	9.3		11,000	6.1		8,941
Colombian pesos:
Notes	10.1		677	10.3		713

Long-Term Debt			39,825			37,903
Current maturities of long-term debt			(3,540)			(2,732)

		Ps.	36,285		Ps.	35,171

Derivative Instruments
Cross currency and interest rate swaps:
Bank loans from Mexican pesos to U.S. dollars		Ps.	—		Ps.	1,180
Interest pay rate	—			4.4
Interest receive rate	—			6.8

Bank loans from U.S. dollars to Mexican pesos			1,560			—
Interest pay rate	10.0			—
Interest receive rate	2.9			—

Interest rate swaps variable to fixed:
U.S. dollars:
Bank loans:			—			6,145
Interest pay rate	—			3.9
Interest receive rate	—			2.4

Syndicated loan			—			1,606
Interest pay rate	—			3.6
Interest receive rate	—			2.3

Mexican Pesos:
Bank loans:			9,360			1,578
Interest pay rate	10.2			10.1
Interest receive rate	10.5			7.2

Certificados bursátiles			8,250			3,944
Interest pay rate	9.2			9.0
Interest receive rate	9.3			6.9

(1)	Weighted average rate.

Maturities of long-term debt as of December 31, 2004 are as follows:

Current maturities of long-term debt	Ps.	3,540
2006		4,605
2007		3,442
2008		8,397
2009		8,173
2010 and thereafter		11,668

	Ps.	39,825

The Company has financing from different institutions with different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as minimum consolidated net worth and debt and interest coverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all restrictions and covenants contained in its financing agreements.

As of December 31, 2004, the Company had Mexican peso and U.S. dollar-denominated approved lines of credit, as follows:

•	Uncommitted lines of credits for approximately Ps. 8,641, of which Ps. 8,561 was available as of such date;

•	Committed lines of credits for approximately Ps. 557; and

•	A loan agreement with The Coca-Cola Company that permits to Coca-Cola FEMSA to borrow, upon the satisfaction of certain conditions, up to Ps. 2,787 prior to December 20, 2006 for funding working capital needs and for other general corporate purposes.

Note 19. Fair Value of Financial Instruments.

a)	Long-Term Debt:

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of long-term notes is based on quoted market prices. The fair value is estimated as of the day of the most recent balance sheet presented.

	2004		2003
Carrying value	Ps.	39,825	Ps.	37,903
Fair value		40,360		38,825

b)	Equity Forward:

A subsidiary of Coca-Cola FEMSA had an equity forward contract which expired in June 2004. In 2003, this contract generated a loss of Ps. 37, which was recognized in the Panamco acquisition balance. On June 18, 2004, this subsidiary entered into a new forward contract, which expired in September 2004, resulting in the recognition of a loss of Ps. 19, which was recorded in the income statement in 2004.

c)	Interest Rate Swaps:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. Additionally, during 2002, the Company sold put options as a complement to the swap agreements, for which it received a premium of Ps. 5. The net effect is included in interest expense and amounted to Ps. 147, Ps. 124 and Ps. 41 for the years ended December 31, 2004, 2003 and 2002, respectively.

The fair value is estimated based on quoted market prices to terminate the contracts at the date of the most recent balance sheet presented.

At December 31, 2004, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value
2006	Ps.	713	Ps.	(15)
2007		4,250		41
2008		5,000		86
2009		2,405		(39)
2010		2,805		(19)
2011		1,650		27
2012		1,500		(34)

d)	Forward Agreements to Purchase Foreign Currency:

In connection with the financing of the Interbrew transactions, the Company entered into forward contracts to buy U.S. dollars. During 2004, most of these forward contracts matured, generating an exchange loss of Ps. 229 recorded in the income statement. As of December 31, 2004, the Company has forward contracts to buy U.S. dollars in the amount of $ 250, with a maturity date of March 2005, and with a compounded average forward exchange rate of 11.31 Mexican pesos per U.S. dollar.

Additionally, the Company had forward agreements for the purchase of euros for the purpose of hedging the exchange risk between the U.S. dollar and the euro for the purchase of equipment. These contracts were paid during 2004 and the Company recognized a foreign exchange gain of Ps. 17.

The fair value is estimated based on the quoted market exchange rate to terminate the contracts at the day of most recent balance sheet presented, which as of December 31, 2004 represented a gain of Ps. 3.

e)	Cross Currency Swaps:

The Company also has cross currency swaps to manage the interest rate and the foreign exchange risks associated with its borrowings denominated in U.S. dollars.

The fair value is estimated based on the quoted market exchange rates and interest rates to terminate the contracts at the day of the most recent balance sheet presented.

At December 31, 2004, the Company has the following outstanding cross currency swap agreements:

Maturity Date	Notional Amount		Fair Value
2009	Ps.	167	Ps.	(2)
2010		1,393		3

f)	Commodity Price Contracts:

The Company entered into various commodity price contracts to hedge the cost of certain raw materials. The result of the commodity price contracts was a gain of Ps. 76, loss of Ps. 20 and a gain of Ps. 19 during the years ended December 31, 2004, 2003 and 2002, respectively, which were recorded in results of operations. The fair value is estimated based on quoted market prices to terminate the contracts at the day of the most recent balance sheet presented. As of December 31, 2004, the Company has various commodity price contracts with maturity dates ending in 2005, notional amounts of Ps. 467 and a fair value gain of Ps. 21.

Note 20. Minority Interest in Consolidated Subsidiaries.

	2004	2003
Coca-Cola FEMSA	Ps.16,671	Ps.13,104
FEMSA Cerveza	50	5,490

	Ps.16,721	Ps.18,594

On June 8, 2004, by a capital contribution, Winsa Company LLP acquired a 16.89% voting equity interest in an indirect subsidiary of Coca-Cola FEMSA, which is the holding company for its subsidiaries in Brazil, for Ps. 590.

Note 21. Stockholders’ Equity.

As of December 31, 2004, the capital stock of FEMSA was comprised of 5,297,310,450 common shares, without par value and with no foreign ownership restrictions. Fixed capital amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

•	Series “B” shares, with unlimited voting rights, which at all times must represent a minimum of 51% of total capital stock;

•	Series “L” shares, with limited voting rights, which may represent up to 25% of total capital stock; and

•	Series “D” shares, with limited voting rights, which individually or jointly with series “L” shares may represent up to 49% of total capital stock.

The Series “D” shares are comprised as follows:

•	Subseries “D-L” shares may represent up to 25% of the series “D” shares;

•	Subseries “D-B” shares may comprise the remainder of outstanding series “D” shares; and

•	The non-cumulative premium dividend to be paid to series “D” stockholders will be 125% of any dividend paid to series “B” stockholders.

The Series “B” and “D” shares are linked together in related units as follows:

•	“B units” each of which represents five series “B” shares and which are traded on the BMV;

•	“BD units” each of which represents one series “B” share, two subseries “D-B” shares and two subseries “D-L” shares, and which are traded both on the BMV and the NYSE; and

•	The related units will cease to be linked together on May 2008, after a period of 10 years from the date of the first issue. Subseries “D-B” shares will be converted into series “B” shares, and subseries “D-L” shares will be converted into series “L” shares.

As of December 31, 2004, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	419,569,500	639,892,590	1,059,462,090
Shares:
Series “B”	2,097,847,500	639,892,590	2,737,740,090
Series “D”	—	2,559,570,360	2,559,570,360
Subseries “D-B”	—	1,279,785,180	1,279,785,180
Subseries “D-L”	—	1,279,785,180	1,279,785,180

Total shares	2,097,847,500	3,199,462,950	5,297,310,450

The restatement of stockholders’ equity for inflation is allocated to each of the various stockholders’ equity accounts, as follows:

	Historical Cost		Restatement		Restated Value
Capital stock	Ps.	2,649	Ps.	1,814	Ps.	4,463
Additional paid-in capital		7,577		5,110		12,687
Retained earnings from prior years		17,727		1,268		18,995
Net income		5,694		137		5,831

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the Company, except as a stock dividend. As of December 31, 2004, this reserve for FEMSA amounted to Ps. 530 (nominal value).

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect, except for the restated stockholder contributions and distributions made from consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”) or from reinvested consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta Reinvertida” (“CUFINRE”).

Dividends paid in excess of CUFIN and CUFINRE will be subject to income tax at a grossed-up rate based on the current statutory rate. Beginning in 2003, this tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments. As of December 31, 2004, the balances of CUFIN and CUFINRE amounted to Ps. 13,588 and Ps. 2,491, respectively, and the deferred tax payments were Ps. 192.

At an ordinary stockholder meeting of the Company held on March 11, 2004, the stockholders approved a dividend of 0.089500 Mexican pesos (nominal value) per series “B” share and 0.111875 Mexican pesos (nominal value) per series “D” share that were paid in May 2004. Additionally, the stockholders approved a maximum of Ps. 3,000 for a stock repurchase program.

At an ordinary stockholder meeting of Coca-Cola FEMSA held on March 9, 2004, the stockholders approved a dividend of Ps. 539 that was paid in May 2004. The corresponding payment to the minority interest of Ps. 292 is presented as a reduction of minority interest in the statement of changes in stockholders’ equity.

Note 22. Net Majority Income per Share.

This represents the net majority income corresponding to each share of the Company’s capital stock, computed on the basis of the weighted average number of shares outstanding. Additionally, the net income distribution according to the dividend rights of each share series is presented.

The following presents the computed weighted average number of shares and the distribution of income per share series as of December 31, 2004, 2003 and 2002:

	Millions of Shares
	Series “B”		Series “D”
	Number	Weighted Average	Number	Weighted Average
Shares outstanding	2,737.70	2,737.70	2,559.60	2,559.60

Dividend rights	1.00		1.25
Allocation of earnings	46.11%		53.89%

Note 23. Tax System.

a)	Income Tax:

Income tax is computed on taxable income, which differs from accounting income principally due to the treatment of the integral result of financing, the cost of labor liabilities, depreciation and other accounting provisions. In the case of Mexico, it also differs due to the difference between the purchase of inventory and cost of sales. The tax loss may be carried forward and applied against future taxable income as shown below.

The income tax rates applicable in 2004 in the countries where the Company operates and the years in which tax loss carryforwards may be applied are as follows:

	Statutory Tax Rate	Expiration (years)
Mexico	33.0%	10
Guatemala	31.0%	N/A
Nicaragua	30.0%	3
Costa Rica	30.0%	3
Panama	30.0%	5
Venezuela	34.0%	3
Colombia	38.5%	5-8
Brazil	34.0%	Indefinite
Argentina	35.0%	5

The statutory income tax rate in Mexico for the years ended December 31, 2004, 2003 and 2002 was 33%, 34% and 35%, respectively.

On December 1, 2004, an amendment to the income tax rate was published, and became effective as of January 1, 2005. The principal changes of the amendment are presented as follows:

•	The statutory income tax rate will be 30% for 2005, and it will be reduced by one percentage point per year through 2007, when the rate will be 28%;

•	The tax deduction for inventories will be made through cost of sales, and the inventory balance as of December 31, 2004 will be taxable during the next 4 to 12 years, based on specific criteria issued by the tax law;

•	Paid employee profit sharing will be deductible for income tax; and

•	The limit of the 60% of the stockholders’ participation in the taxable income or loss of Mexican subsidiaries will be eliminated for tax consolidation purposes.

In Guatemala, tax loss carryforwards may only be applied by companies of recent creation (not applicable to the Company). In Colombia, tax losses generated before December 31, 2002 may be carried forward for a period of five years, and tax losses generated after January 1, 2003 may be carried forward for a period of eight years, but limited to 25% of the taxable income of each year. In Brazil, tax loss carryforwards do not expire and may be carried forward for an indefinite period. The application of tax loss carryforwards in any year, however, is limited to 30% of the taxable income generated in such year.

b)	Tax on Assets:

The Mexican tax on assets is computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of income taxes over the tax on assets in each of the preceding three years. Additionally, this payment may be restated and credited against the excess of income taxes over asset taxes for the following 10 years. Effective January 1, 2005, based on the amendment made to the tax law, bank loans and foreign debt will be deducted to determine the taxable base of the tax on assets.

Additionally, operations in Guatemala, Nicaragua, Venezuela, Colombia and Argentina are subject to a minimum tax, which is based primarily on a percentage of assets. Any payment would be recoverable in the following years.

c)	Employee Profit Sharing:

Employee profit sharing is applicable to Mexico and Venezuela. In Mexico, employee profit sharing is computed at the rate of 10% of the individual taxable income, except that depreciation of historical rather than restated values is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due, and other effects of inflation are also excluded. In Venezuela, employee profit sharing is computed at a rate equivalent to 15% of after tax earnings.

d)	Deferred Income Tax and Employee Profit Sharing:

The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Tax	2004		2003
Allowance for doubtful accounts	Ps.	(124)	Ps.	(157)
Inventories		1,824		1,938
Prepaid expenses		88		134
Property, plant and equipment		4,001		4,623
Investments in shares		9		190
Intangible and other assets		(588)		(209)
Pension plan		(293)		(368)
Seniority premiums		(48)		(45)
Post-retirement medical services		(56)		(53)
Recoverable tax on assets		(290)		(83)
Tax loss carryforwards		(724)		(446)
Contingency reserves		(429)		(910)
Deferred provisions		(568)		(571)
Other reserves		2		(181)

Deferred income tax, net		2,804		3,862
Deferred recoverable income tax		1,353		1,355

Deferred income tax payable	Ps.	4,157	Ps.	5,217

The changes in the balance of the deferred income tax, net are as follows:

	2004		2003
Initial balance	Ps.	3,862	Ps.	4,387
Acquisition balance of Panamco		—		(982)
Gain on monetary position		49		28
Provision for the year		(402)		543
Change in the statutory income tax rate		(602)		(72)
Additional labor liability over unrecognized net transition obligation		9		(47)
Result of holding non-monetary assets		(112)		5

Ending balance	Ps.	2,804	Ps.	3,862

At December 31, 2004, there are no significant non-recurring temporary differences between the accounting income for the year and the bases for Mexican employee profit sharing. As a result, the Company did not record a provision for deferred employee profit sharing.

e)	Provision for the Year:

	2004		2003		2002
Current income tax	Ps.	4,226	Ps.	2,673	Ps.	3,584
Tax on assets		69		47		38
Deferred income tax		(402)		543		152
Change in the statutory income tax rate		(602)		(72)		(144)

		3,291		3,191		3,630
Benefit from favorable tax ruling (Note 24 a)		(1,311)		—		—

		1,980		3,191		3,630
Employee profit sharing		415		393		339
Deferred employee profit sharing		—		—		(9)

	Ps.	2,395	Ps.	3,584	Ps.	3,960

f)	Tax Loss Carryforwards and Recoverable Tax on Assets:

As of December 31, 2004, the subsidiaries from Mexico, Venezuela and Brazil have tax loss carryforwards and/or recoverable tax on assets. The expiration dates of such amounts are as follows:

Year	Tax Loss Carryforwards		Recoverable Tax on Assets
2005	Ps.	353	Ps.	76
2006		10		67
2007		10		70
2008		16		24
2009		2,319		1
2010		19		5
2011		19		11
2012		75		14
2013		157		18
2014 and thereafter		962		28

	Ps.	3,940	Ps.	314

Due to the uncertainty of the realization of tax loss carryforwards, a valuation allowance of Ps. 1,339 has been recorded. The changes in the balances are as follows:

	2004		2003
Initial balance	Ps.	1,464	Ps.	—
Acquisition of Panamco		—		1,464
Provision of the year		475		—
Cancellation of provision		(600)		—

Ending balance	Ps.	1,339	Ps.	1,464

g)	Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2004	2003	2002
Mexican statutory income tax rate	33%	34%	35%
Difference between book and tax inflationary effects	—	1	—
Non-deductible expenses	1	4	3
Impairment of the goodwill generated by Coca-Cola FEMSA Buenos Aires	—	—	2
Effect of change in Mexican income tax rate	(5)	(1)	(1)
Other	(1)	(1)	1

Consolidated effective income tax rate	28%	37%	40%

Note 24. Contingencies and Commitments.

a)	Settled Lawsuits:

•	During 2002 and 2003, certain Mexican subsidiaries of Coca-Cola FEMSA initiated appeals related to the Impuesto Especial sobre Producción y Servicios (“IEPS”) (“Special Tax on Products and Services”) applicable to inventories produced with high fructose content. Additionally, during 2003, such subsidiaries included in their appeals the IEPS applicable to all carbonated soft drinks produced with non-sugar sweeteners. In November 2003, such subsidiaries obtained a final favorable decision not subject to appeal from a Mexican federal court for the 2002 appeal and in June 2004 for the 2003 appeal. Based on the favorable resolutions, the Company recorded a receivable for refundable taxes of Ps. 236.

•	The SHCP determined taxes due by FEMSA Cerveza related to exports in 1998 and 1999 to countries considered to be tax havens. The Company unsuccessfully appealed these tax assessments, and an unfavorable resolution for the Company was reached, for which a provision of Ps. 63 was recorded in the income statement for December 31, 2004.

•	In May 2004, the Company obtained a favorable final ruling not subject to appeal from a Mexican Federal Court allowing it to deduct a tax loss carryforward arising from a sale of shares during 2002, against income tax generated in the operation, with a benefit in the income tax of Ps. 1,311, which is included in the income statement (see Note 23 e).

•	In April 2004, the Supreme Court of Mexico issued specific rules regarding tax deduction of certain assets in the beverage industry, such as refrigerators, considering them to be fixed assets with finite useful lives. The Company previously considered refrigerators as an expense for tax purposes. This change of criteria had no effect on net income, since the difference between the book and tax basis of the refrigerators was recorded as a deferred income tax liability. The amount paid for fines and surcharges was Ps. 139, and was recorded as an income tax in the income statement in 2004.

•	In 1998 and 1999, due to adjustments to consolidated tax on assets derived from increased shareholdings in subsidiaries, the Company determined a tax on assets receivable and filed for a refund. The tax authorities rejected the refund request, and the Company has appealed that decision. Given that in the opinion of the Company’s legal counsel, it was probable that the Company would obtain a favorable resolution, in 1999 the Company recorded a receivable for refundable taxes. As of December 31, 2004, a final unfavorable resolution was issued, for which the Company decided to write-off such receivable and record the deferred tax asset derived from the recoverable tax on assets in the amount of Ps. 229.

b)	Unsettled Lawsuits:

•	The Company has various loss contingencies, and reserves have been recorded in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies have been recorded as an increase of the intangible assets recorded as a result of the Panamco acquisition. The following table presents the nature and amount of the loss contingencies as of December 31, 2004:

	Short-Term		Long-Term		Total
Tax	Ps.	97	Ps.	1,144	Ps.	1,241
Legal		—		163		163
Labor		60		219		279

Total	Ps.	157	Ps.	1,526	Ps.	1,683

•	In March 2003, the Mexican Antitrust Commission started an investigation involving The Coca-Cola Company, Coca-Cola FEMSA and certain other Coca-Cola bottlers due to complaints filed by some retailers and other bottlers. In August 2004, as a result of the investigation, the Mexican Antitrust Commission issued several Oficios de Presunta Responsabilidad (statement of charges) asserting that Coca-Cola FEMSA and its Mexican operating subsidiaries, as well as other bottlers, engaged in monopolistic practices and requested additional information on two occasions. Following the second round of requests, Coca-Cola FEMSA and its operating companies filed amparo complaints asserting the illegality of these requests, which are currently under review. The Company cannot give any assurances that any action taken as a result of this investigation will not negatively affect it in the future.

•	In 2004, a Costa Rican subsidiary was required to pay approximately $ 12, with respect to taxes on sale of carbonated soft drinks from April 2002 through July 2003. In previous years, the Company was also required to pay similar taxes, for which the Company appealed and was successful. The Company does not believe these taxes will have a material adverse effect on its financial position or results of operations.

•	In 2002, a competing bottler filed a lawsuit against the Company’s Panamanian subsidiary for approximately $ 98, alleging the use of monopolistic practices. In 2004, the parties have agreed to discontinue the lawsuit without requiring any change in the Company’s agreements.

•	In 1999, certain Venezuelan subsidiaries received notice of certain tax claims asserted by the Venezuelan taxing authorities. These claims currently total approximately $ 17. The Company has certain indemnification rights from the original owner and therefore does not believe that the ultimate disposition of these cases will have a material adverse effect on its financial position or results of operations.

•	Certain Venezuelan subsidiaries have been the subject of lawsuits filed by former distributors for a total amount of approximately $ 21. The Company believes, based on decisions rendered by the Supreme Court in similar cases, and an analysis of each case, that these claims have no merit.

•	In 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against certain Colombian subsidiaries and The Coca-Cola Company. In the complaint, the plaintiffs alleged that the subsidiaries engaged in wrongful acts against the labor union and its members in Colombia for the amount of $ 500. The Company has filed a motion to dismiss the complaint and believes the resolution of this matter will not have a material adverse effect on its consolidated financial position or results of operations.

•	Private parties have filed several claims before the Brazilian Ministry of Law and Economics that allege anticompetitive practices by Brazilian subsidiaries. The Company believes that these claims have no merit.

•	As is customary in Brazil, certain subsidiaries have been requested to secure tax contingencies currently in litigation by pledging fixed assets of Ps. 253 and contracting bonds backed by lines of credit in the amount of Ps. 337 (denominated in Brazilian currency) in favor of the tax authorities.

•	Other legal proceedings are pending against or involve the Company and its subsidiaries, which do not affect the conduct of their businesses. The Company believes that the ultimate disposition of such other legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations.

c)	Commitments:

As of December 31, 2004, the Company has capital and operating leases commitments for the leasing of production machinery and equipment, distribution equipment, computing equipment and land for the operations of FEMSA Comercio.

The contractual maturities of the leasing commitments by currencies, expressed in Mexican pesos as of December 31, 2004 are as follows:

	2005		2006		2007		2008		2009		2010 and thereafter		Total
Mexican pesos	Ps.	653	Ps.	640	Ps.	623	Ps.	583	Ps.	536	Ps.	3,861	Ps.	6,896
U.S. dollars		325		248		167		95		60		11		906
Guatemalan quetzals		9		1		1		—		—		—		11
Nicaraguan cordobas		4		2		3		3		—		—		12
Colombian pesos		8		4		—		—		—		—		12
Brazilian reals		43		46		48		51		127		—		315

Rental expense charged to operations amounted to approximately Ps. 1,117, Ps. 817 and Ps. 576 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 25. Information by Segment.

Relevant information concerning the major subsidiaries of FEMSA, which represent different segments, is as follows:

a)	By Business Unit

The information by segment of the years 2003 and 2002 was reclassified in order to make it comparable to the presentation for 2004, due to:

•	The operations relating to the production of aluminum beverage cans, caps and glass beverage bottles was integrated into FEMSA Cerveza (see Note 1);

•	During the month of December 2003, all of the “Six” stores previously owned by FEMSA Cerveza that were considered suitable to be converted into the Oxxo format were sold to FEMSA Comercio; and

•	The segment of FEMSA Empaques has been classified in the “others” segment, because it no longer meets any of the quantitative and qualitative criteria to be presented as an operative segment according to Bulletin B-5, “Información Financiera por Segmentos” (Financial Information by Segment) (“B-5”).

	Coca-Cola FEMSA		FEMSA Cerveza		FEMSA Comercio		Others		Consolidation Adjustments		Consolidated
2004
Total revenues	Ps.	46,499	Ps.	24,970	Ps.	22,838	Ps.	5,150	Ps.	(5,501)	Ps.	93,956
Intercompany revenues		276		1,613		2		3,610		(5,501)		—
Income from operations		7,696		4,744		911		405		(18)		13,738
Depreciation (1)		1,961		1,470		216		104		—		3,751
Amortization		289		1,720		219		40		—		2,268
Other non-cash charges(2) (3)		64		108		5		56		—		233
Impairment of long-lived assets		—		469		—		18		—		487
Interest expense		2,531		813		218		491		(289)		3,764
Interest income		266		161		51		352		(289)		541
Income tax and tax on assets		802		786		238		154		—		1,980
Capital expenditures		1,929		3,171		1,648		154		—		6,902

Long-term assets		58,016		34,243		5,304		8,437		(6,202)		99,798
Total assets		67,066		43,071		8,280		10,145		(7,885)		120,677

2003
Total revenues		38,121		24,150		18,304		4,774		(5,195)		80,154
Intercompany revenues		185		1,587		12		3,411		(5,195)		—
Income from operations		7,099		4,485		736		333		(13)		12,640
Depreciation (1)		1,588		1,487		138		106		—		3,319
Amortization		86		1,669		131		22		—		1,908
Other non-cash charges(2) (3)		47		109		5		52		—		213
Impairment of long-lived assets		—		831		—		—		—		831
Interest expense		1,625		825		157		144		(160)		2,591
Interest income		251		225		60		367		(160)		743
Income tax and tax on assets		1,543		1,043		282		323		—		3,191
Capital expenditures		2,007		3,731		1,273		128		—		7,139

Long-term assets		57,949		25,622		4,071		5,655		(2,889)		90,408
Total assets		66,668		35,700		6,456		8,206		(5,377)		111,653

2002
Total revenues		19,586		23,833		14,700		5,314		(5,436)		57,997
Intercompany revenues		154		1,559		116		3,607		(5,436)		—
Income from operations		4,866		4,460		546		378		(50)		10,200
Depreciation (1)		992		1,462		98		86		—		2,638
Amortization		81		1,494		103		67		—		1,745
Other non-cash charges(2) (3)		19		37		4		51		—		111
Impairment of long-lived assets		477		177		—		—		—		654
Interest expense		360		601		90		138		(263)		926
Interest income		277		101		27		347		(263)		489
Income tax and tax on assets		1,868		1,366		184		212		—		3,630
Capital expenditures		1,481		3,668		901		27		—		6,077

(1)	Includes breakage of bottles of Coca-Cola FEMSA.
(2)	Excludes the non-cash charges related to current assets and liabilities.
(3)	Includes the cost for the year related to labor liabilities (see Note 16 d) and participation in associated companies.

b)	By Geographic Area

	2004		2003		2002
Total Revenues
Mexico	Ps.	74,936	Ps.	67,166	Ps.	56,129
Central America (1)		3,459		2,277		—
Colombia		4,141		2,773		—
Venezuela		4,776		2,884		—
Brazil		5,137		3,182		—
Argentina		2,451		2,101		1,868
Consolidation adjustments		(944)		(229)		—

		93,956		80,154		57,997

Capital Expenditures
Mexico		6,075		6,637		5,993
Central America (1)		164		152		—
Colombia		120		1		—
Venezuela		240		51		—
Brazil		250		190		—
Argentina		53		108		84

		6,902		7,139		6,077

	2004		2003
Long-term Assets
Mexico	Ps.	90,954	Ps.	80,995
Central America (1)		4,916		5,111
Colombia		6,076		5,765
Venezuela		3,544		3,264
Brazil		4,693		4,859
Argentina		1,185		1,272
Consolidation adjustments		(11,570)		(10,858)

		99,798		90,408

Total Assets
Mexico		108,465		100,781
Central America (1)		5,972		5,913
Colombia		8,274		7,933
Venezuela		4,393		4,093
Brazil		6,068		6,084
Argentina		1,893		1,677
Consolidation adjustments		(14,388)		(14,828)

		120,677		111,653

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

Note 26. Differences Between Mexican GAAP and U.S. GAAP.

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported majority net income, majority stockholders’ equity and majority comprehensive income to U.S. GAAP is presented in Note 27. It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, “Reconocimiento de los Efectos de Inflación en la Información Financiera” (Recognition of the Effects of Inflation in the Financial Information), of Mexican GAAP.

The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a)	Consolidation of Coca-Cola FEMSA:

As mentioned in Note 4, under Mexican GAAP, the Company consolidates Coca-Cola FEMSA since it owns a majority of the outstanding voting capital stock and exercises control over the operations of Coca-Cola FEMSA in the ordinary course of business in accordance with the requirements of Mexican GAAP Bulletin B-8, “Estados Financieros Consolidados y Combinados y Valuación de Inversiones Permanentes en Acciones” (Consolidated and Combined Financial Statements and Valuation of Long-Term Investment in Shares). Pursuant to such Bulletin, Coca-Cola FEMSA meets the criteria of a subsidiary for consolidation as FEMSA holds more than 50% of Coca-Cola FEMSA’s outstanding voting stock and has not yielded control to a minority shareholder. Bulletin B-8 establishes that control has been yielded when a minority shareholder obtains:

•	Control over more than 50% of the voting rights through a formal agreement with other shareholders;

•	The power derived from by-laws or formal agreement by shareholders to govern the operating and financial policies of a company;

•	The power to appoint or remove a majority of the Board of Directors or any organization that governs the operating and financial policies of the company; or

•	The power to decide the majority of the votes of the Board of Directors.

No minority shareholder of Coca-Cola FEMSA has obtained any of the rights described above.

The shareholders agreement grants The Coca-Cola Company’s substantive participating rights. The affirmative vote of two Directors appointed by The Coca-Cola Company is, with limited exceptions, required for matters considered by the Board of Directors, including the annual business plan, capital investment plan and asset disposals, mergers, acquisitions or sales of any line of business. Under EITF 96-16, “Investor’s Accounting for an Investee when the Investor owns a Majority of the Voting Stock but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights,” such approval and veto rights held by The Coca-Cola Company qualify as substantive participating rights and therefore do not allow FEMSA to consolidate Coca-Cola FEMSA in its financial statements for U.S. GAAP purposes. Therefore, FEMSA’s investment in Coca-Cola FEMSA is recorded by applying the equity method in FEMSA’s consolidated financial statements under U.S. GAAP.

Subsequent to the issuance of the Company’s December 31, 2003 consolidated financial statements, management determined that in accordance with EITF 96-16, The Coca-Cola Company’s ability to have exercised its participating rights does not allow FEMSA to consolidate Coca-Cola FEMSA for purposes of U.S. GAAP. Accordingly, the Company has presented its investment in Coca-Cola FEMSA under the equity method for U.S. GAAP purposes for all years presented. As a result, all disclosures under U.S. GAAP have been restated in order to present the information on a comparable basis. It should be noted that deconsolidation of Coca-Cola FEMSA has no effect on the reconciliation of net income or stockholders’ equity from Mexican GAAP to U.S. GAAP, which is presented in Note 27.

A summarized balance sheets and income statements of Coca-Cola FEMSA under U.S. GAAP as of December 31, 2004 and 2003, and for the three years ended December 31, 2004, are presented as follows:

Consolidated Balance Sheets	2004		2003
Current assets	Ps.	9,722	Ps.	9,661
Property, plant and equipment		18,810		18,675
Other assets		39,393		38,003

Total assets		67,925		66,339

Current liabilities		208		1,743
Long-term liabilities		21,716		27,393
Other liabilities		16,024		13,836

Total liabilities		37,948		42,972
Minority interest in consolidated subsidiaries		709		174
Stockholders’ equity		29,268		23,193

Total liabilities and stockholders’ equity	Ps.	67,925	Ps.	66,339

Consolidated Income Statements	2004	2003	2002
Total revenues	Ps.46,499	Ps.37,345	Ps.19,272
Income from operations	7,414	6,867	4,677
Income before income tax and tax on assets	6,367	4,061	4,723
Income tax and tax on assets	586	1,622	1,962
Minority interest in results of consolidated subsidiaries	23	21	—

Net income	5,758	2,418	2,761
Other comprehensive income	853	669	(978)

Comprehensive income	Ps. 6,611	Ps. 3,087	Ps. 1,783

b)	Classification Differences:

Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. These include:

•	As explained in Note 6 c), under Mexican GAAP, advances to suppliers are recorded as inventories. Under U.S. GAAP advances to suppliers are classified as prepaid expenses; and

•	The impairment of goodwill and other long-lived assets, the gain or loss on the disposition of fixed assets, all severance indemnities and employee profit sharing must be included in operating expenses under U.S. GAAP.

c)	Deferred Promotional Expenses:

As explained in Note 6 d), for Mexican GAAP purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For U.S. GAAP purposes, such promotional costs are expensed as incurred. As of December 31, 2004, 2003 and 2002, FEMSA Cerveza does not have deferred promotional expenses.

d)	Start-up Expenses:

As explained in Note 6 i), under Mexican GAAP, start-up expenses are capitalized and are amortized in accordance with the terms of the lease contracts, at the start of operations using the straight-line method. Under U.S. GAAP, these expenses must be recorded in the income statement as incurred, except for the licenses for the sale of beer paid for by FEMSA Comercio, which for U.S. GAAP purposes are intangible assets and are amortized using the straight-line method beginning at the start of operations.

e)	Intangible Assets:

As mentioned in Note 6 i), under Mexican GAAP, until January 1, 2003 all intangible assets were amortized over a period of no more than 20 years. Effective January 1, 2003 revised Bulletin C-8, “Activos Intangibles” (Intangible Assets) (“C-8”), went into effect and recognizes that certain intangible assets (excluding goodwill) have indefinite lives and should not be amortized. Under U.S. GAAP, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, effective January 1, 2002, goodwill and indefinite-lived intangible assets are also no longer subject to amortization, but rather are subject to periodic assessment for impairment. Accordingly, amortization of indefinite-lived intangible assets was discontinued in 2002 for U.S. GAAP and in 2003 for Mexican GAAP.

As a result of the adoption of this standard, the Company performed an initial impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, in which case an impairment test would be performed between annual tests.

f)	Restatement of Imported Equipment:

As explained in Note 6 g), under Mexican GAAP, imported machinery and equipment have been restated by applying inflation rate of the country of origin, then translated into Mexican pesos using the exchange rate in effect at the date of the most recent balance sheet presented.

Under U.S. GAAP, the Company applies the Securities and Exchange Commission regulations, which require that all machinery and equipment, both domestic and imported, be restated using inflation factors.

g)	Capitalization of the Integral Result of Financing:

Under Mexican GAAP, the capitalization of the integral result of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional, and the Company has elected not to capitalize the integral result of financing.

In accordance with U.S. GAAP, if the integral result of financing is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the U.S. GAAP reconciliation of the majority net income and majority stockholders’ equity. If the borrowings are denominated in U.S. dollars, the weighted-average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

h)	Financial Instruments:

In accordance with Mexican GAAP, as mentioned in Note 6 q), the Company values and records all derivative instruments and hedging activities according to Bulletin C-2, “Instrumentos Financieros” (Financial Instruments) (“C-2”).

Under U.S. GAAP, the Company values and records all derivative instruments and hedging activities according to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, as amended, which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the fair value of a derivative instrument be recognized in the net income or other comprehensive income, if the instrument represents a cash flow hedge that qualifies for hedge accounting.

For purposes of SFAS No. 133, the Company elected not to designate its financial instruments as hedges for derivative instruments, and accordingly, the entire effect of the valuation of those instruments contracted before December 31, 2000 was recognized in the income statement at January 1, 2001.

Under Mexican GAAP, the commodity price contracts, as well as the equity forward contracted by the Company (see Note 19), have been designated as hedges and accordingly valued using the same valuation criteria applied to the underlying asset or liability, which are recognized in the income statement when the consumption or payment takes place. However, under U.S. GAAP, these agreements must be adjusted to their market value, recognizing the corresponding asset or liability. Except for certain interest rate swaps, the hedging relationship required by U.S. GAAP have not been documented in the manner specified by SFAS No. 133; therefore, a reconciling item has been included in the U.S. GAAP reconciliation to adjust earnings for this difference in valuation method.

Since the Company has properly designated the interest rate swaps as effective cash flow hedges, it recognizes the change in the fair market value of those swaps through other comprehensive income.

Under U.S. GAAP, certain of the Company’s lease contracts qualify as foreign exchange embedded derivative contracts, since such contract are denominated in dollars and the dollar is not the functional currency of either party. Accordingly, a reconciling item has been included in the U.S. GAAP reconciliation to adjust earnings for this difference in valuation method.

The functional currency of the main raw material and packaging suppliers of the Company is the U.S. dollar, and the Company makes payments on its purchases in U.S. dollars. Therefore, these contracts qualify for the exemption of the SFAS No. 133, that an embedded foreign currency derivative instrument shall not be separated from the host contract and considered a derivative instrument, if the host contract is not a financial instrument and it requires payments denominated in the functional currency of any substantial party to that contract.

Additionally, FEMSA has other packaging contracts that do not specify any notional amount, therefore, the embedded derivative instrument is not separated from the host contract.

i)	Deferred Income Tax and Employee Profit Sharing:

The Company follows SFAS No. 109, “Accounting for Income Taxes,” for U.S. GAAP purposes, which differs from Mexican GAAP as follows:

•	Under Mexican GAAP, deferred taxes are classified as non-current, while under U.S. GAAP they are based on the classification of the related asset or liability;

•	Under Mexican GAAP, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result of monetary position. Under U.S. GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision;

•	Under Mexican GAAP, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to turn around within a defined period, while under U.S. GAAP, the same liability method used for deferred income tax is applied; and

•	The differences in start-up expenses, restatement of imported machinery and equipment, the capitalization of financing costs, financial instruments and the pension plan mentioned in Note 26 d), f), g), h) and j) generate a difference when calculating the deferred income tax under U.S. GAAP compared to that presented under Mexican GAAP (see Note 23 d).

As explained in Note 23 a), beginning in 2005, the employee profit sharing will be deductible for income tax purposes in Mexico. This new deduction will reduce the payments of income tax in subsequent years. Therefore, the Company recorded a reduction in deferred income tax liability in the amount of Ps. 297.

The reconciliation of deferred income tax and employee profit sharing, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Tax, net	2004		2003
			As Restated		As Presented
Deferred income tax under Mexican GAAP	Ps.	2,804	Ps.	3,862	Ps.	3,909
Deferred income tax of Coca-Cola FEMSA		(27)		(265)		—
U.S. GAAP adjustments:
Start-up expenses		(43)		(40)		(40)
Restatement of imported equipment		—		109		76
Capitalization of integral result of financing		116		142		167
Financial instruments		(28)		(53)		(88)
Pension plan		5		15		17
Tax deduction of employee profit sharing		(297)		—		—
Restated of prior years financial statement		—		—		131

Total U.S. GAAP adjustments		(247)		173		263

Deferred income tax, net under U.S. GAAP	Ps.	2,530	Ps.	3,770	Ps.	4,172

The total deferred income tax under U.S. GAAP includes the corresponding current portion as of December 31, 2004 and December 31, 2003 of Ps. 1,508 and Ps. 1,345, respectively.

Changes in the Balance of Deferred Income Tax	2004		2003
			As Restated		As Presented
Initial balance	Ps.	3,770	Ps.	3,973	Ps.	4,949
Panamco acquisition effect		—		—		(983)
Financial instruments		(1)		(99)		(133)
Provision for the year		(781)		15		259
Additional labor liability over unrecognized net transition obligation		(28)		(47)		—
Change in the statutory income tax rate		(430)		(72)		(72)
Cumulative translation adjustment		—		—		107
Inflation adjustment		—		—		45

Ending balance	Ps.	2,530	Ps.	3,770	Ps.	4,172

Reconciliation of Deferred Employee Profit Sharing	2004		2003
			As Restated		As Presented
Deferred employee profit sharing under Mexican GAAP	Ps.	—	Ps.	—	Ps.	—
U.S. GAAP adjustments:
Allowance for doubtful accounts		(10)		(9)		(9)
Inventories		471		416		528
Prepaid expenses		18		22		22
Property, plant and equipment		751		900		1,358
Capitalization of interest expense		41		42		43
Intangible and other assets		(50)		(85)		(35)
Pension plan		(73)		(47)		(75)
Seniority premiums		(11)		(14)		(14)
Post-retirement medical services		(20)		(15)		(15)
Other reserves		(56)		(41)		(117)

Total U.S. GAAP adjustments		1,061		1,169		1,686

Deferred employee profit sharing under U.S. GAAP	Ps.	1,061	Ps.	1,169	Ps.	1,686

The total deferred employee profit sharing under U.S. GAAP includes the corresponding current portion as of December 31, 2004 and December 31, 2003 of Ps. 479 and Ps. 429, respectively.

Changes in the Balance of Deferred Employee Profit Sharing	2004		2003
			As Restated		As Presented
Initial balance	Ps.	1,169	Ps.	1,340	Ps.	1,783
Panamco acquisition effect		—		—		38
Provision for the year		(99)		(171)		(135)
Additional labor liability over unrecognized net transition obligation		(9)		—		—

Ending balance	Ps.	1,061	Ps.	1,169	Ps.	1,686

j)	Pension Plan:

Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3, which is substantially the same as U.S. GAAP SFAS No. 87, “Employers’ Accounting for Pensions,” except for the initial year of application of both bulletins, which generates a difference in the unamortized prior service cost and in the amortization expense.

In January 1997, as a result of the application of inflationary accounting, Mexican GAAP determined that labor obligations are non-monetary liabilities and required the application of real, instead of nominal, interest rates in actuarial calculations. These changes required recalculation of the accumulated transition obligation, and the difference in the transition obligation represents the sum of the actuarial gains or losses since the first year that labor obligations have been calculated.

The Company uses the same real interest rate for both U.S. GAAP and Mexican GAAP. As a result, the transition obligation has been recalculated and the difference is being amortized over the average life of employment (14 years) of the Company.

Under Mexican GAAP and U.S. GAAP, there is no difference in the liabilities for seniority premiums and post-retirement medical benefits.

The Company has prepared a study of pension costs under U.S. GAAP based on actuarial calculations using the same assumptions applied under Mexican GAAP (see Note 1).

The reconciliation of net pension cost and liability, are as follows:

Net Pension Cost	2004		As Restated				As Presented
			2003		2002		2003		2002
Net pension cost recorded under Mexican GAAP	Ps.	214	Ps.	172	Ps.	135	Ps.	172	Ps.	135
Net pension cost of Coca-Cola FEMSA		(54)		(36)		(13)		—		—
U.S. GAAP adjustments:
Amortization of unrecognized transition obligations		28		18		16		20		17

Total U.S. GAAP adjustments		28		18		16		20		17

Net pension cost under U.S. GAAP	Ps.	188	Ps.	154	Ps.	138	Ps.	192	Ps.	152

Pension Liability	2004	2003
		As Restated	As Presented
Pension liability under Mexican GAAP	Ps.1,572	Ps.1,609	Ps.1,092
Pension liability of Coca-Cola FEMSA	(588)	(589)	—
U.S. GAAP adjustments:
Unrecognized net transition obligation	(13)	(44)	(49)
Restated of prior years financial statement	—	—	(34)

Total U.S. GAAP adjustments	(13)	(44)	(83)

Pension liability under U.S. GAAP	Ps. 971	Ps. 976	Ps.1,009

k)	Minority Interest:

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, this item must be excluded from consolidated stockholders’ equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is excluded from consolidated net income.

The U.S. GAAP adjustments shown in Note 27 a) and b) are calculated on a consolidated basis. Therefore, the minority interest effect is presented as a separate line item, in order to obtain net income and stockholders’ equity.

The minority interest in U.S. GAAP adjustments are as follows:

Income Statement	2004(1)		As Restated				As Presented
			2003		2002		2003		2002
Restatement of imported machinery and equipment	Ps.	—	Ps.	7	Ps.	12	Ps.	4	Ps.	20
Capitalization of the integral result of financing		5		11		10		14		11
Financial instruments		7		(31)		9		(35)		11
Deferred income tax		(11)		(23)		(87)		(67)		(114)
Deferred employee profit sharing		(12)		(40)		(1)		(20)		52
Pension plan cost		3		2		3		2		3
Deferred promotional expenses		—		—		—		57		5
Goodwill		—		—		—		—		(20)

	Ps.	(8)	Ps.	(74)	Ps.	(54)	Ps.	(45)	Ps.	(32)

(1)	Represents the U.S. GAAP adjustments corresponding to the FEMSA Cerveza’s minority interest until the date of acquisition of the 30% of FEMSA Cerveza (see Note 2).

Stockholders’ Equity	2004	2003
		As Restated	As Presented
Restatement of imported machinery and equipment	Ps.—	Ps.9	Ps.64
Capitalization of the integral result of financing	—	(123)	(164)
Financial instruments	—	16	72
Deferred income tax	—	13	(11)
Deferred employee profit sharing	—	228	509
Accumulated pension plan liability	—	(1)	(3)
Deferred promotional expenses	—	—	63
Goodwill	—	—	(22)

	Ps.—	Ps.142	Ps.508

l)	FEMSA’s Minority Interest Acquisition:

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

In accordance with U.S. GAAP, the acquisition of a minority interest must be accounted under the purchase method, using the market value of shares received by FEMSA in the exchange offer to determine the cost of the acquisition of such minority interest and the related goodwill. In accordance with SFAS No. 142 (see Note 26 e), goodwill is no longer amortizable. Under U.S. GAAP, the direct out-of-pocket costs identified with the purchase of minority interest are treated as additional goodwill.

Additionally, SFAS No. 142 requires the allocation of all goodwill to the related reporting units. The allocation of the goodwill generated by the previously mentioned acquisition of minority interest is as follows:

FEMSA Cerveza	Ps.8,357
Coca-Cola FEMSA	4,261
FEMSA Empaques	2,055
FEMSA Comercio	973

Ps.15,646

m)	Statement of Cash Flows:

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

In accordance with U.S. GAAP, the Company follows SFAS No. 95, “Statement of Cash Flows,” which is presented in historical Mexican pesos, without the effects of inflation (see Note 26 n).

n)	Financial Information Under U.S. GAAP:

Consolidated Balance Sheets	2004		2003
			As Restated		As Presented
ASSETS
Current Assets:
Cash and cash equivalents	Ps.	3,220	Ps.	5,207	Ps.	8,134
Accounts receivable		2,759		2,946		4,338
Inventories		5,411		5,081		7,229
Recoverable taxes		249		—		674
Prepaid expenses		537		297		662

Total current assets		12,176		13,531		21,037
Investments in shares:
Coca-Cola FEMSA		13,378		10,566		—
Other investments		341		494		988
Property, plant and equipment		25,088		25,534		45,110
Intangible assets		26,004		16,593		52,064
Other assets		6,033		5,732		6,499

TOTAL ASSETS	Ps.	83,020	Ps.	72,450	Ps.	125,698

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans	Ps.	5,777	Ps.	810	Ps.	2,554
Interest payable		81		32		425
Current maturities of long-term debt		476		1,412		2,722
Suppliers		4,105		4,068		7,337
Deferred taxes		1,987		1,774		2,369
Taxes payable		1,239		881		1,489
Accounts payable, accrued expenses and other liabilities		1,477		1,306		3,056
Financial instruments		94		162		265

Total current liabilities		15,236		10,445		20,217

Long-Term Liabilities:
Bank loans and notes payable		14,570		7,479		35,076
Deferred taxes		1,604		3,165		3,489
Labor liabilities		1,288		1,255		1,909
Other liabilities		220		536		2,601

Total long-term liabilities		17,682		12,435		43,075

Total liabilities		32,918		22,880		63,292
Minority interest in consolidated subsidiaries		50		5,349		18,108
Stockholders’ equity		50,052		44,221		44,298

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps.	83,020	Ps.	72,450	Ps.	125,698

Consolidated Income Statements	2004		As Restated				As Presented
			2003		2002		2003		2002
Net sales	Ps.	49,390	Ps.	44,505	Ps.	40,165	Ps.	79,520	Ps.	57,691
Other operating revenues		412		113		105		309		214

Total revenues		49,802		44,618		40,270		79,829		57,905
Cost of sales		27,320		24,360		21,654		41,491		29,008

Gross profit		22,482		20,258		18,616		38,338		28,897

Operating expenses:
Administrative		4,098		3,803		3,892		6,290		5,997
Selling		12,996		11,634		9,758		19,802		13,724

		17,094		15,437		13,650		26,092		19,721

Income from operations		5,388		4,821		4,966		12,246		9,176
Integral result of financing:
Interest expense		(1,184)		(834)		(599)		(2,554)		(969)
Interest income		275		492		211		731		488
Foreign exchange gain ( loss)		23		(530)		(571)		(2,663)		(356)
Gain on monetary position		447		87		4		1,004		425

		(439)		(785)		(955)		(3,482)		(412)
Other income (expenses), net		85		208		(220)		(691)		(394)

Income before income tax and tax on assets		5,034		4,244		3,791		8,073		8,370
Income tax and tax on assets		672		1,583		1,298		2,973		3,117

Income before minority interest and affiliated companies		4,362		2,661		2,493		5,100		5,253
Minority interest in results of consolidated subsidiaries		(469)		(384)		(621)		(1,691)		(1,973)
Participation in:
Coca-Cola FEMSA		2,632		1,132		1,408		—		—
Other affiliated companies		63		32		92		32		92

		2,695		1,164		1,500		32		92

Net income	Ps.	6,588	Ps.	3,441	Ps.	3,372	Ps.	3,441	Ps.	3,372
Other comprehensive income		(206)		(810)		(895)		(733)		(895)

Comprehensive income	Ps.	6,382	Ps.	2,631	Ps.	2,477	Ps.	2,708	Ps.	2,477

Net income per share (constant Mexican pesos):
Per Series “B” share:	Ps.	1.11	Ps.	0.58	Ps.	0.57	Ps.	0.58	Ps.	0.57
Per Series “D” share:		1.39		0.72		0.71		0.72		0.71

Consolidated Cash Flows (1)	2004		As Restated				As Presented
			2003		2002		2003		2002
Cash flows from operating activities:
Net income	Ps.	6,588	Ps.	3,441	Ps.	3,372	Ps.	4,879	Ps.	4,726
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest		469		384		621		—		—
Inflation effect		(137)		(84)		(156)		—		—
Depreciation		1,776		1,712		1,725		2,898		2,422
Amortization		1,919		1,691		1,271		1,962		1,451
Other non-cash charges		274		890		198		1,020		676
Changes in operating assets and liabilities:
Participation in affiliated companies		(2,695)		(1,006)		(1,438)		—		—
Deferred taxes		(605)		(235)		(553)		(315)		(421)
Working capital investment		(733)		(725)		150		(1,350)		355
Recoverable taxes, net		(691)		954		(181)		(238)		(225)
Interest payable		56		(50)		(10)		119		(1)
Labor obligations		306		(28)		(77)		(54)		(101)

Net cash flows provided by operating activities		6,527		6,944		4,922		8,921		8,882

Cash flows from investing activities:
Property, plant and equipment		(5,181)		(5,037)		(3,980)		(7,173)		(5,299)
Acquisition of 30% of FEMSA Cerveza		(14,694)		—		—		—		—
Capital contribution to Coca-Cola FEMSA		—		(2,786)		—		(22,313)		—
Other assets		968		(292)		(74)		(231)		(100)

Net cash flows used in investing activities		(18,907)		(8,115)		(4,054)		(29,717)		(5,399)

Cash flows from financing activities:
Bank loans		11,514		(1,376)		4,512		13,686		4,493
Dividends declared and paid		(531)		(1,043)		(820)		(1,043)		(1,095)
Dividends received from Coca-Cola FEMSA		238		—		286		—		—
Other financial transactions		(571)		101		666		643		480

Net cash flows provided by (used in) financing activities		10,650		(2,318)		4,644		13,286		3,878
Effect of exchange rate changes on cash		—		—		—		—		54

Cash and cash equivalents:
Net decrease		(1,730)		(3,489)		5,512		(7,510)		7,415
Cash received in acquisition of Panamco		—		—		—		633		—
Initial balance		4,950		8,439		2,927		14,610		7,195

Ending balance	Ps.	3,220	Ps.	4,950	Ps.	8,439	Ps.	7,733	Ps.	14,610

Supplemental cash flow information:
Interest paid	Ps.	902	Ps.	507	Ps.	323	Ps.	1,647	Ps.	364
Income tax and tax on assets paid		(2,116)		1,412		1,827		2,995		3,629

(1)	Expressed in millions of historical Mexican pesos.

Consolidated Statements of Changes in Stockholders’ Equity	2004		2003
			As Restated		As Presented
Stockholders’ equity at the beginning of the year	Ps.	44,221	Ps.	40,217	Ps.	40,217
Dividends declared and paid		(551)		(430)		(430)
Participation in the capital contribution of The Coca-Cola Company in Coca-Cola FEMSA		—		1,803		1,803
Financial instruments		107		(406)		(406)
Additional labor liability over unrecognized net transition obligation		(7)		(77)		—
Cumulative translation adjustment		179		(100)		(100)
Result of holding non-monetary assets		(485)		(227)		(227)

Other comprehensive income		(206)		(810)		(733)
Net income		6,588		3,441		3,441

Stockholders’ equity at the end of the year	Ps.	50,052	Ps.	44,221	Ps.	44,298

Note 27. Reconciliation of Mexican GAAP to U.S. GAAP.

a)	Reconciliation of Net Income:

	2004		As Restated				As Presented
			2003		2002		2003		2002
Net majority income under Mexican GAAP	Ps.	5,831	Ps.	3,302	Ps.	3,100	Ps.	3,302	Ps.	3,100
U.S. GAAP adjustments:
Participation in Coca-Cola FEMSA (Note 26 a)		162		(38)		(19)		—		—
Restatement effect		—		—		—		(13)		5
Start-up expenses (Note 26 d)		(24)		(29)		(25)		(29)		(25)
Intangible assets and goodwill (Note 26 e)		14		15		19		15		—
Restatement of imported machinery and equipment (Note 26 f)		(13)		(120)		(108)		(113)		(124)
Capitalization of the integral result of financing (Note 26 g)		(23)		(19)		(41)		(25)		(42)
Financial instruments (Note 26 h)		72		136		3		144		(2)
Deferred income tax (Note 26 i)		506		104		463		187		516
Deferred employee profit sharing (Note 26 i)		99		182		50		144		(56)
Pension plan (Note 26 j)		(28)		(18)		(16)		(20)		(17)
Minority interest (Note 26 k)		(8)		(74)		(54)		(45)		(32)
Deferred promotional expenses (Note 26 c)		—		—		—		(106)		(11)
FEMSA´s minority interest acquisition (Note 26 k)		—		—		—		—		60

Total U.S. GAAP adjustments		757		139		272		139		272

Net income under U.S. GAAP	Ps.	6,588	Ps.	3,441	Ps.	3,372	Ps.	3,441	Ps.	3,372

Under U.S. GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, intangible assets and goodwill as well as pension plan liabilities, which are non-monetary.

b)	Reconciliation of Stockholders’ Equity:

	2004		2003
			As Restated		As Presented
Majority stockholders’ equity under Mexican GAAP	Ps.	35,324	Ps.	30,078	Ps.	30,155
U.S. GAAP adjustments:
Restatement of prior period financial statement		—		—		(181)
Participation in Coca-Cola FEMSA (Note 26 a)		(60)		(587)		—
Start-up expenses (Note 26 d)		(144)		(120)		(120)
Intangible assets and goodwill (Note 26 e)		48		34		75
Restatement of imported machinery and equipment (Note 26 f)		1		333		234
Capitalization of the integral result of financing (Note 26 g)		409		432		507
Financial instruments (Note 26 h)		(94)		(162)		(266)
Deferred income tax (Note 26 i)		247		(173)		(263)
Deferred employee profit sharing (Note 26 i)		(1,061)		(1,169)		(1,686)
Pension plan (Note 26 j)		13		44		83
Minority interest (Note 26 k)		—		142		508
Deferred promotional expenses		—		—		(117)
FEMSA’s minority interest acquisition (Note 26 l)		15,369		15,369		15,369

Total U.S. GAAP adjustments		14,728		14,143		14,143

Stockholders’ equity under U.S. GAAP	Ps.	50,052	Ps.	44,221	Ps.	44,298

c)	Reconciliation of Comprehensive Income:

	2004		As Restated				As Presented
			2003		2002		2003		2002
Majority comprehensive income under Mexican GAAP	Ps.	5,797	Ps.	3,439	Ps.	2,757	Ps.	3,516	Ps.	2,757
U.S. GAAP adjustments:
Net income (Note 27 a)		757		139		272		139		272
Financial instruments		107		(406)		—		(406)		—
Translation adjustment		259		137		(147)		137		(389)
Result of holding non-monetary assets		(538)		(678)		(405)		(678)		(163)

Comprehensive income under U.S. GAAP	Ps.	6,382	Ps.	2,631	Ps.	2,477	Ps.	2,708	Ps.	2,477

Note 28. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a)	In Mexican GAAP:

The Instituto Mexicano de Contadores Públicos (“IMCP”) issued the following bulletins whose application is mandatory effective January 1, 2005, except as otherwise indicated, the Company does not anticipate that these new standards will have a significant impact on its financial position or results of operations.

•	Bulletin D-3, “Obligaciones laborales” (Labor obligations) (“Bulletin D-3”):

Revised Bulletin D-3 establishes:

—	Accounting standards for post-retirement benefits other than pension, which in accordance with Circular No. 50, were previously regulated by International Accounting Standard No. 19;

—	Accounting standards for the treatment of reductions and early extinguishment of post retirement benefits other than pensions, this requirement is mandatory as of 2004; and

—	Accounting standards for severance payments resulting from a restructuring and severance payments resulting from situations other than a restructuring.

The Company is evaluating the impact of this new standard.

•	Bulletin C-10, “Instrumentos financieros derivados y operaciones de cobertura” (Derivative financial instruments and hedging transactions) (“Bulletin C-10”):

Bulletin C-10 establishes detailed accounting guidelines for the valuation, presentation and disclosure of derivative financial instruments. In addition, it establishes the conditions to consider financial instruments as hedging, and classifies hedging for purposes of defining whether the gain or loss that results from the valuation of hedging instruments at fair value should be recorded in net income or other comprehensive income.

This new standard substantially conforms Mexican GAAP to U.S. GAAP.

•	Bulletin C-2, “Documento de Adecuaciones al Boletín C-2” (“Amendments to Bulletin C-2”):

Amendments to Bulletin C-2 establish that the gain or loss attributable to changes in the fair value of financial instruments classified as available for sale and their monetary effect, should be recognized in other comprehensive income, and upon their sale should be recognized in net income. Bulletin C-2 does not allow the transfer of financial instruments originally classified as trading instruments to be available for sale or held until maturity or vice-versa. Amendments to Bulletin C-2 also incorporates detailed rules to recognize impairment in the value of financial instruments. This revised standard substantially conforms Mexican GAAP to U.S. GAAP.

•	Bulletin B-7, “Adquisiciones de Negocios” (Businesses Acquisitions) (“Bulletin B-7”):

Bulletin B-7 establishes:

—	The purchase method as the only acceptable method to account for businesses acquisitions and investment in affiliated companies. International Accounting Standard No. 22 “Business Combinations,” will no longer be supplemental under Mexican GAAP;

—	Goodwill is no longer subject to amortization and instead is subject to an impairment test, in accordance with Bulletin C-15;

—	Specific standards for the acquisition of minority interest and asset transfers or share exchanges between companies under common control; and

—	Supplemental guidance for the accounting for intangible assets recognized in a business acquisition in accordance with Bulletin C-8.

This new standard substantially conforms Mexican GAAP to U.S. GAAP.

b)	In US GAAP:

The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. The Company does not anticipate that these new standards will have a significant impact on its financial position or results of operations.

•	“Share-Based Payments” or SFAS 123(R)

This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123(R) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123(R) will be effective for the fiscal year ending December 31, 2006. The Company does not grant stock options to employees.

•	FASB 151, “Inventory Costs”

Statement 151 is an amendment to Accounting Research Bulletin No. 43. This statement clarifies that the abnormal amounts of the idle capacity expense, freight, handling costs and wasted materials should be recognized as current period charges and requires the allocation of fixed production overhead cost to inventory based on the normal capacity of the production facilities. This guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application allowed for inventory costs incurred during fiscal years beginning after November 23, 2004.

•	“Exchanges of Nonmonetary Assets - an amendment of Accounting Principles Board Opinion No. 29” or SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005.

Report of Independent Registered Public Accounting Firm

To the Stockholders of

FEMSA COMERCIO, S.A. de C.V.

We have audited the consolidated balance sheets of FEMSA COMERCIO, S.A. de C.V. and Subsidiaries (a wholly-owned subsidiary of FOMENTO ECONÓMICO MEXICANO, S.A. de C.V.) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2004 (not presented separately herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FEMSA COMERCIO, S.A. de C.V. and Subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations, the changes in their stockholders’ equity and the changes in their financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico, which differ in certain significant respects from accounting principles generally accepted in the United States of America, as described in Notes 19 and 20 to the consolidated financial statements.

Mancera, S. C. A Member Practice of Ernst & Young Global

/s/ Roberto Rodríguez Castañeda
C.P.C. Roberto Rodríguez Castañeda

San Pedro Garza García, N.L., México

January 28, 2005

Report of Independent Registered Public Accounting Firm

To the Stockholders of

FEMSA EMPAQUES, S.A. de C.V.

We have audited the consolidated balance sheets of FEMSA EMPAQUES, S.A. de C.V. and Subsidiaries (a wholly-owned subsidiary of FOMENTO ECONÓMICO MEXICANO, S.A. de C.V.) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years then ended (not presented separately herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FEMSA EMPAQUES, S.A. de C.V. and Subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations, the changes in their stockholders’ equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico, which differ in certain significant respects from accounting principles generally accepted in the United States of America, as described in Notes 23 and 24 to the consolidated financial statements.

Mancera, S.C. A Member Practice of Ernst & Young Global

/s/ Victor Soulé García
C.P.C. Victor Soulé García

San Pedro Garza García, N.L., México

January 28, 2005

Report of Independent Registered Public Accounting Firm

To the Stockholders of

FOMENTO ECONÓMICO MEXICANO, S.A. de C.V.

We have audited the combined balance sheets of FÁBRICAS MONTERREY, S.A. de C.V., SÍLICES de VERACRUZ, S.A. de C.V., SÍLICE DEL ISTMO, S.A. de C.V., CIERRES HERMÉTICOS, S.A. de C.V. and ARRENDADORA INDUSTRIAL REGIOMONTANA, S.A. de C.V. (wholly-owned subsidiaries of FEMSA CERVEZA, S.A. de C.V., which in turn is a wholly-owned subsidiary of FOMENTO ECONÓMICO MEXICANO, S.A. de C.V.), as of December 31, 2004 and 2003, and the related combined statements of income, changes in stockholders’ equity and changes in financial position for the years then ended (not presented separately herein). These combined financial statements are the responsibility of the companies’ management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the companies’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of FÁBRICAS MONTERREY, S.A. de C.V., SÍLICES DE VERACRUZ, S.A. de C.V., SÍLICE DEL ISTMO, S.A. de C.V., CIERRES HERMÉTICOS, S.A. de C.V. and ARRENDADORA INDUSTRIAL REGIOMONTANA, S.A. de C.V. at December 31, 2004 and 2003, and the combined results of their operations, the changes in their stockholders’ equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico, which differ in certain significant respects from accounting principles generally accepted in the United States of America, as described in Notes 17 and 18 to the combined financial statements.

Mancera, S.C. A Member Practice of Ernst & Young Global

/s/ Victor Soulé García
C.P.C. Victor Soulé García

San Pedro Garza García, N.L., México

January 28, 2005