Form 20-F
period 2005-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2006-06-29
CIK 1061736

As filed with the Securities and Exchange Commission on June 29, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005 was:

720,392,590	BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value. The BD Units represent a total of 720,392,590 Series B Shares, 1,440,785,180 Series D-B Shares and 1,440,785,180 Series D-L Shares.

472,349,500	B Units, each consisting of five Series B Shares without par value. The B Units represent a total of 2,361,747,500 Series B Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes                                         ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes                                        ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes                                         ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17                                    ☒ Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes                                        ☒ No

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

References to “U.S. dollars,” “US$,” “dollars” or “$” are to the lawful currency of the United States of America. References to “Mexican pesos,” “pesos” or “Ps.” are to the lawful currency of the United Mexican States, or Mexico.

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 10.6275 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2005 as published by the Federal Reserve Bank of New York. On March 31, 2006, this exchange rate was Ps. 10.8980 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2001. In our previous public disclosures, we presented U.S. dollar amounts based on the exchange rate quoted by dealers to FEMSA for the settlement of obligations in foreign currencies at the end of the applicable period.

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

Forward-Looking Information

This annual report contains words, such as “believe,” “expect” and “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including but not limited to effects on our company from changes in our relationship with or among our affiliated companies, movements in the prices of raw materials, competition, significant developments in Mexico or international economic or political conditions or changes in our regulatory environment. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ITEMS 1-2. NOT APPLICABLE

ITEM 3. KEY INFORMATION

Selected Consolidated Financial Data

This annual report includes, under Item 18, our audited consolidated balance sheets as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2005, 2004 and 2003. Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Mexico, or Mexican GAAP. Mexican GAAP differs in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP.

Notes 27 and 28 to our audited consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our company, together with a reconciliation to U.S. GAAP of net income and stockholders’ equity as well as U.S. GAAP consolidated balance sheets, statements of income, changes in stockholders’ equity and cash flows for the same periods presented for Mexican GAAP purposes. In the reconciliation to U.S. GAAP, we present our subsidiary Coca-Cola FEMSA, which is a consolidated subsidiary for purposes of Mexican GAAP, under the equity method for U.S. GAAP purposes, due to the substantive participating rights of The Coca-Cola Company as a minority shareholder in Coca-Cola FEMSA.

The effects of inflation accounting under Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP. See note 27 to our audited consolidated financial statements.

Our subsidiary, Coca-Cola FEMSA, acquired Corporación Interamericana de Bebidas, S.A. de C.V., known at the time of acquisition as Panamerican Beverages, Inc. and which we refer to as Panamco, on May 6, 2003. Panamco is included in our audited consolidated financial statements since May 2003 but is not included prior to this date.

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

	Selected Consolidated Financial Information Year Ended December 31,
	2005(1)	2005		2004		2003(2)		2002		2001
	(in millions of U.S. dollars and millions of Mexican pesos at December 31, 2005, except for per share data, the weighted average number of shares outstanding and percentages)
Income Statement Data:
Mexican GAAP:
Total revenues	$9,935	Ps.	105,582	Ps.	96,833	Ps.	82,496	Ps.	59,996	Ps.	57,042
Income from operations	1,467		15,587		14,236		13,073		10,542		9,557
Taxes(3)	431		4,584		2,533		3,785		4,090		3,337
Change in accounting principle	4		46		—		—		—		(33)
Consolidated net income	768		8,158		9,558		5,067		5,208		5,669
Net majority income	522		5,549		6,027		3,408		3,203		3,856
Net minority income	246		2,609		3,531		1,659		2,005		1,813
Net majority income:(4)
Per Series B Share	0.08		0.87		1.01		0.57		0.54		0.65
Per Series D Share	0.10		1.09		1.27		0.72		0.67		0.81
Weighted average number of shares outstanding (in millions):
Series B Shares	2,944.9		2,944.9		2,739.2		2,739.2		2,739.2		2,739.2
Series D Shares	2,753.4		2,753.4		2,561.0		2,561.0		2,561.0		2,561.0
Allocation of earnings:
Series B Shares	46.11%		46.11%		46.11%		46.11%		46.11%		46.11%
Series D Shares	53.89%		53.89%		53.89%		53.89%		53.89%		53.89%

U.S. GAAP:
Total revenues	$5,493	Ps.	58,382	Ps.	51,461	Ps.	46,104	Ps.	41,611	Ps.	40,051
Income from operations	602		6,401		5,568		4,982		5,131		4,254
Participation in Coca-Cola FEMSA’s earnings(5)	191		2,035		2,720		1,170		1,455		1,327
Change in accounting principle	—		—		—		—		—		(26)
Minority interest	—		—		485		397		642		514
Net income	502		5,333		6,809		3,555		3,484		3,592
Net income:(4)
Per Series B Share	0.08		0.84		1.15		0.60		0.59		0.61
Per Series D Share	0.10		1.04		1.43		0.75		0.73		0.76

Balance Sheet Data:
Mexican GAAP:
Total assets	$11,856	Ps.	125,998	Ps.	125,075	Ps.	115,692	Ps.	68,119	Ps.	57,927
Current liabilities	1,867		19,839		24,393		18,572		13,386		9,736
Long-term debt(6)	2,798		29,732		37,502		36,392		11,078		8,053
Other long-term liabilities	868		9,235		9,302		10,355		6,367		6,026
Capital stock	466		4,953		4,612		4,612		4,612		4,612
Total stockholders’ equity	6,323		67,192		53,878		50,373		37,288		34,112
Majority interest	4,503		47,851		36,660		31,187		26,118		24,095
Minority interest	1,820		19,341		17,218		19,186		11,170		10,017

	Selected Consolidated Financial Information Year Ended December 31,
	2005(1)	2005		2004		2003(2)		2002		2001
	(in millions of U.S. dollars and millions of Mexican pesos at December 31, 2005, except for per share data, the weighted average number of shares outstanding and percentages)
U.S. GAAP:
Total assets	$8,594	Ps.	91,335	Ps.	85,783	Ps.	74,863	Ps.	72,345	Ps.	63,864
Current liabilities	888		9,437		15,743		10,793		12,629		9,026
Long-term debt(6)	1,323		14,058		15,055		7,728		7,496		5,913
Other long-term liabilities	405		4,301		3,214		5,121		4,759		3,597
Minority interest	4		48		52		5,527		5,905		5,551
Capital stock	466		4,953		4,612		4,612		4,612		4,612
Stockholders’ equity	5,974		63,491		51,719		45,694		41,556		39,777

Other information:
Mexican GAAP:
Depreciation(7)	$390	Ps.	4,147	Ps.	3,882	Ps.	3,435	Ps.	2,612	Ps.	2,629
Capital expenditures(8)	612		6,505		7,147		7,456		6,468		5,645
Operating margin(9)	14.8%		14.8%		14.7%		15.8%		17.6%		16.8%

U.S. GAAP:
Depreciation(7)	$185	Ps.	1,967	Ps.	1,878	Ps.	2,169	Ps.	1,821	Ps.	1,667
Operating margin(9)	11.0%		11.0%		10.8%		10.8%		12.3%		10.6%

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.10.6275 to US$ 1.00 solely for the convenience of the reader.
(2)	Our 2003 financial information is not comparable to prior and subsequent periods due to the acquisition of Panamco in May 2003 by our subsidiary Coca-Cola FEMSA. See “Item 5—Operating and Financial Review and Prospectus— Comparability of Information Presented-Panamco Acquisition.”
(3)	Includes income tax, tax on assets and employee profit sharing.
(4)	The net income (after changes in accounting principles) per Series B Share and per Series D Share was calculated in accordance with Bulletin B-14 of Mexican GAAP, which is similar to Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings per share” of U.S. GAAP. The weighted average number of shares outstanding and allocation of earnings are the same as Mexican GAAP.
(5)	Coca-Cola FEMSA is included under the equity method for U.S. GAAP, as discussed in note 27 (a) to our audited consolidated financial statements.
(6)	Includes long-term debt minus the current portion of long-term debt.
(7)	Includes bottle breakage for Coca-Cola FEMSA.
(8)	Includes investments in property, plant and equipment, intangible and other assets.
(9)	Operating margin is calculated by dividing income from operations by total revenues.

Dividends

We have historically paid dividends per BD Unit (including in the form of ADSs) approximately equal to or greater than 1% of the market price on the date of declaration, subject to changes in our results of operations and financial position, including due to extraordinary economic events and to the factors described in “Risk Factors” that affect our financial condition and liquidity. These factors may affect whether or not dividends are declared and the amount of such dividends. We do not expect to be subject to any contractual restrictions on our ability to pay dividends, although our subsidiaries may be subject to such restrictions. Because we are a holding company with no significant operations of our own, we will have distributable profits and cash to pay dividends only to the extent that we receive dividends from our subsidiaries. Accordingly, we cannot assure you that we will pay dividends or as to the amount of any dividends.

The following table sets forth for each year the nominal amount of dividends per share that we declared in Mexican pesos and the U.S. dollar amounts that were actually paid on each of the respective payment dates for the 2001 to 2005 fiscal years:

Date Dividend Paid	Fiscal Year with Respect to which Dividend was Declared	Aggregate Amount of Dividend Declared(1)		Per Series B Share Dividend		Per Series B Share Dividend	Per Series D Share Dividend		Per Series D Share Dividend
May 31, 2002	2001	Ps.	664,966,740	Ps.	0.1120	$0.0116	Ps.	0.140000	$0.0145
May 30, 2003	2002	Ps.	397,792,604	Ps.	0.0670	$0.0065	Ps.	0.083750	$0.0081
May 31, 2004	2003	Ps.	531,379,672	Ps.	0.0895	$0.0078	Ps.	0.111875	$0.0098
May 31, 2005	2004	Ps.	659,997,941	Ps.	0.1112	$0.0102	Ps.	0.138950	$0.0127
June 15, 2006	2005	Ps.	986,000,000	Ps.	0.1475	$0.0129	Ps.	0.184400	$0.0161

(1)	The aggregate amount of dividend declared is determined by the per series dividend amount multiplied by (a), for 2001 through 2004, 2,737,740,090 Series B Shares and 2,559,570,360 Series D Shares, and (b), for 2005, 3,082,140,090 Series B Shares and 2,881,570,360 Series D Shares, which is in each case the number of shares outstanding at the date each dividend is declared.

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

Exchange Rate Information

The following tables set forth, for the periods indicated, the high, low, average and period end noon buying rates of the Federal Reserve Bank of New York, expressed in Mexican pesos per one U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	Exchange Rate
	High		Low		Average(1)		Period End
2001	Ps.	9.97	Ps.	8.95	Ps.	9.34	Ps.	9.16
2002		10.43		9.00		9.66		10.43
2003		11.41		10.11		10.80		11.24
2004		11.64		10.81		11.29		11.15
2005		11.41		10.41		10.89		10.63

(1)	Average month-end rates.

	Exchange Rate
	High		Low		Period End
2004:
First Quarter	Ps.	11.25	Ps.	10.81	Ps.	11.18
Second Quarter		11.64		11.16		11.54
Third Quarter		11.60		11.35		11.39
Fourth Quarter		11.54		11.11		11.15

2005:
First Quarter	Ps.	11.41	Ps.	10.98	Ps.	11.18
Second Quarter		11.23		10.76		10.77
Third Quarter		10.90		10.58		10.79
Fourth Quarter		10.94		10.41		10.63

December	Ps.	10.77	Ps.	10.41	Ps.	10.63

2006:
January	Ps.	10.64	Ps.	10.44	Ps.	10.44
February		10.53		10.43		10.45
March		10.95		10.46		10.90
April		11.16		10.86		11.09
May		11.31		11.84		11.29
June(1)		11.46		11.28		11.42

(1)	From the period beginning June 1 until June 15, 2006.

Mexico has a free foreign exchange market and, since December 1994, the Mexican government has not intervened to maintain the value of the Mexican peso against the U.S. dollar. The Mexican peso declined in 1998 as the foreign exchange markets experienced volatility as a result of the financial crises in Asia and Russia and the financial turmoil in countries such as Brazil and Venezuela. The Mexican peso remained relatively stable from 1999 until the fall of 2001. In late 2001 and early 2002, the Mexican peso appreciated considerably against the U.S. dollar and, more strongly, against other foreign currencies. From the second quarter of 2002 and until the end of 2003, the Mexican peso depreciated in value. The Mexican peso remained relatively stable in 2004 and appreciated from the second quarter of 2005 through February 2006. Since March 2006 and as of June 15, 2006, the Mexican peso has depreciated due to political uncertainty relating to the elections that will take place in July 2006 in Mexico and as a result of market growth expectations with regard to international short-term interest rates and long-term interest rates in the U.S. We can make no assurance that the Mexican government will maintain its current policies with regard to the Mexican peso or that the Mexican peso will not depreciate significantly in the future.

RISK FACTORS

Risks Related to Our Company

Coca-Cola FEMSA

Coca-Cola FEMSA’s business depends on its relationship with The Coca-Cola Company, and changes in this relationship may adversely affect its results of operations and financial position.

Approximately 96% of Coca-Cola FEMSA’s sales volume in 2005 was derived from sales of Coca-Cola trademark beverages. In each of its territories, Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages through standard bottler agreements. Through its rights under the bottler agreements and as a large shareholder, The Coca-Cola Company has the ability to exercise substantial influence over the conduct of Coca-Cola FEMSA’s business.

Under Coca-Cola FEMSA’s bottler agreements, The Coca-Cola Company may unilaterally set the price for its concentrate. In 2005, The Coca-Cola Company informed Coca-Cola FEMSA that it will gradually increase concentrate prices for carbonated soft drinks over a three year period in Mexico beginning in 2007 and in Brazil beginning in 2006. Coca-Cola FEMSA prepares a three-year general business plan that is submitted to its board of directors for approval. The Coca-Cola Company may require that Coca-Cola FEMSA demonstrate its financial ability to meet its plans and may terminate Coca-Cola FEMSA’s rights to produce, market and distribute soft drinks in territories with respect to which such approval is withheld. The Coca-Cola Company also makes significant contributions to Coca-Cola FEMSA’s marketing expenses although it is not required to contribute a particular amount. In addition, Coca-Cola FEMSA is prohibited from bottling any soft drink product or distributing other beverages without The Coca-Cola Company’s authorization or consent. The Coca-Cola Company has the exclusive right to import and export Coca-Cola trademark beverages to and from Coca-Cola FEMSA’s territories, although Coca-Cola FEMSA holds the exclusive right to sell Coca-Cola trademark beverages within its territories. Coca-Cola FEMSA may not transfer control of the bottler rights of any of its territories without the consent of The Coca-Cola Company.

Coca-Cola FEMSA depends on The Coca-Cola Company to renew its bottler agreements. Coca-Cola FEMSA’s bottler agreements for Mexico expire in 2013 and 2015 and are renewable in each case for ten-year terms. Coca-Cola FEMSA’s bottler agreements for Brazil expired in December 2004, and its bottler agreements for Guatemala, Nicaragua and Colombia expire in June 2006. Coca-Cola FEMSA’s bottler agreement for Coca-Cola trademark beverages in Venezuela expires in August 2006. Coca-Cola FEMSA is currently in the process of negotiating renewals of these agreements. Coca-Cola FEMSA’s remaining territories are governed by bottler agreements that expire after 2006 and have similar renewal periods. There can be no assurances that The Coca-Cola Company will decide to renew any of these agreements. In addition, these agreements generally may be terminated in the event that Coca-Cola FEMSA fails to comply with their terms. Termination would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on Coca-Cola FEMSA’s business, financial condition, prospects and results of operations.

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business, which may result in Coca-Cola FEMSA taking actions contrary to the interest of its remaining shareholders.

The Coca-Cola Company has significant influence on the conduct of Coca-Cola FEMSA’s business. The Coca-Cola Company indirectly owns 39.6% of Coca-Cola FEMSA’s outstanding capital stock, representing 46.4% of its capital stock with full voting rights. The Coca-Cola Company is entitled to appoint four of Coca-Cola FEMSA’s 18 directors and certain of its executive officers and, except under limited circumstances, has the power to veto all actions requiring approval by Coca-Cola FEMSA’s board of directors. Thus, The Coca-Cola Company has the power to affect the outcome of all actions requiring approval by Coca-Cola FEMSA’s board of directors and, except in certain limited situations, has the power to determine the outcome of all actions requiring approval of Coca-Cola FEMSA’s shareholders. See “Item 10—Additional Information—Material Contracts—Coca-Cola FEMSA—Shareholders Agreement.” The interests of The Coca-Cola Company may be different from the interests of Coca-Cola FEMSA’s remaining shareholders, which may result in Coca-Cola FEMSA taking actions contrary to the interest of its remaining shareholders.

Coca-Cola FEMSA has significant transactions with affiliates, particularly The Coca-Cola Company, that create potential conflicts of interest and could result in less favorable terms to Coca-Cola FEMSA.

Coca-Cola FEMSA engages in transactions with subsidiaries of The Coca-Cola Company. Coca-Cola FEMSA is a party to a number of bottler agreements with The Coca-Cola Company and has also entered into a credit agreement with The Coca-Cola Company pursuant to which it may borrow up to US$ 250 million for working capital and other general corporate purposes. See “Item 10—Additional Information—Material Contracts—Coca-Cola FEMSA—Shareholders Agreement.” In addition, Coca-Cola FEMSA has entered into cooperative marketing arrangements with The Coca-Cola Company. Transactions with affiliates may create the potential for conflicts of interest, which could result in terms less favorable to Coca-Cola FEMSA than could be obtained from an unaffiliated third party.

Competition could adversely affect Coca-Cola FEMSA’s financial performance.

The beverage industry throughout Latin America is highly competitive. Coca-Cola FEMSA faces competition from other bottlers of carbonated soft drinks such as Pepsi products, and from producers of low cost beverages, or “B brands.” Coca-Cola FEMSA also competes against beverages other than soft drinks such as water, fruit juice and sport drinks. In Mexico, Coca-Cola FEMSA faces competition from water beverage companies such as Danone, with its local brand Aguas Santa María, from Pepsico in the sport drink market, with its Gatorade brand, and from a diverse array of local fruit juice beverage companies. Although competitive conditions are different in each of Coca-Cola FEMSA’s territories, Coca-Cola FEMSA competes principally in terms of price, packaging, consumer sale promotions, customer service and non-price retail incentives. There can be no assurances that Coca-Cola FEMSA will be able to avoid lower pricing as a result of competitive pressure. Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on Coca-Cola FEMSA’s financial performance.

Coca-Cola FEMSA’s principal competitor in Mexico is The Pepsi Bottling Group, or PBG. PBG is the largest bottler of Pepsi products worldwide and competes with Coca-Cola trademark beverages. Coca-Cola FEMSA has also experienced stronger competition in Mexico from lower priced soft drinks in larger, multiple serving packaging. In Argentina and Brazil, Coca-Cola FEMSA competes with Companhia de Bebidas das Américas, commonly referred to as AmBev, the largest brewer in Latin America and a subsidiary of InBev S.A., which sells Pepsi products, in addition to a portfolio that includes local brands with flavors such as guaraná and proprietary beers. In each of its territories, Coca-Cola FEMSA competes with Pepsi bottlers and with various other bottlers and distributors of nationally and regionally advertised soft drinks. In certain territories, Coca-Cola FEMSA competes with producers of soft drink flavors that have a strong local presence.

A water shortage or a failure to maintain existing concessions could adversely affect Coca-Cola FEMSA’s business.

Water is an essential component of soft drinks. Coca-Cola FEMSA obtains water from various sources in its territories, including springs, wells, rivers and municipal water companies. In Mexico, Coca-Cola FEMSA purchases water from municipal water companies and pumps water from its own wells pursuant to concessions granted by the Mexican government. Coca-Cola FEMSA obtains the vast majority of the water used in its soft drink production in Mexico pursuant to these concessions, which the Mexican government granted based on studies of the existing and projected groundwater supply. Coca-Cola FEMSA’s existing water concessions in Mexico may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from municipal and/or federal water authorities. See “Item 4—Information on the Company—Regulatory Matters—Water Supply Law.” In Coca-Cola FEMSA’s other territories, its existing water supply may not be sufficient to meet its future production needs and the available water supply may be adversely affected by shortages or changes in governmental regulations.

Coca-Cola FEMSA cannot assure you that water will be available in sufficient quantities to meet its future production needs, or that its concessions will not be terminated or will prove sufficient to meet its water supply needs.

Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of sales and may adversely affect its results of operations.

Coca-Cola FEMSA’s most significant raw materials are concentrate, which it acquires from companies designated by The Coca-Cola Company, packaging materials and sweeteners. Prices for concentrate are determined by The Coca-Cola Company pursuant to Coca-Cola FEMSA’s bottler agreements as a percentage of the weighted average retail price, net of applicable taxes. In 2005, The Coca-Cola Company informed Coca-Cola FEMSA that it will gradually increase concentrate prices for carbonated soft drinks over a three year period in Mexico beginning in 2007 and in Brazil beginning in 2006. The prices for Coca-Cola FEMSA’s remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates. Coca-Cola FEMSA is also required to meet all of its supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to it. Coca-Cola FEMSA’s sales prices are denominated in the local currency in which it operates, while the prices of certain materials used in the bottling of its products, mainly resin and ingots to make plastic bottles, finished plastic bottles and aluminum cans, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of any country in which Coca-Cola FEMSA operates, particularly against the Mexican peso. See “Item 4—Information on the Company—Coca-Cola FEMSA—Raw Materials.”

After concentrate, packaging and sweeteners constitute the largest portion of Coca-Cola FEMSA’s raw material costs. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin and plastic ingots to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices. In Mexico, the prices that Coca-Cola FEMSA paid for resin increased on average by more than 25% in U.S. dollars in 2005. Sugar prices in all of the countries in which Coca-Cola FEMSA operates other than Brazil are subject to local regulations and other barriers to market entry that cause it to pay in excess of international market prices for sugar. Coca-Cola FEMSA expects sugar prices to increase in 2006 in all of the countries in which it operates other than Mexico. In Venezuela, Coca-Cola FEMSA has experienced sugar shortages that have adversely affected its operations. These shortages were due to insufficient domestic production to meet demand and current restrictions on sugar imports.

Coca-Cola FEMSA cannot assure you that its raw material prices will not further increase in the future. Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of sales and adversely affect its results of operations.

Taxes on soft drinks could adversely affect Coca-Cola FEMSA’s business.

Coca-Cola FEMSA’s products are subject to excise and value-added taxes in many of the countries in which it operates. The imposition of new taxes or increases in taxes on its products may have a material adverse effect on Coca-Cola FEMSA’s business, financial condition, prospects and results of operations. In 2003, Mexico implemented a 20% excise tax on carbonated soft drinks produced with non-sugar sweetener. See “Item 8—Financial Information—Legal Proceedings.” Certain countries in Central America, Argentina and Brazil have also imposed taxes on carbonated soft drinks. See “Item 4—Information on the Company—Coca-Cola FEMSA—Taxation of Soft Drinks.” We cannot assure you that any governmental authority in any country where Coca-Cola FEMSA operates will not impose or increase taxes on its products in the future.

Regulatory developments may adversely affect Coca-Cola FEMSA’s business.

Coca-Cola FEMSA is subject to regulation in each of the territories in which it operates. The principal areas in which Coca-Cola FEMSA is subject to regulation are environment, labor, taxation, health and antitrust. The adoption of new laws or regulations in the countries in which Coca-Cola FEMSA operates may increase its operating costs or impose restrictions on its operations which, in turn, may adversely affect its financial condition, business and results of operations. In particular, environmental standards are becoming more stringent in several of the countries in which Coca-Cola FEMSA operates, and Coca-Cola FEMSA is in the process of complying with these new standards. Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on Coca-Cola FEMSA’s future results of operations or financial condition.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which Coca-Cola FEMSA operates. The imposition of these restrictions in the future may have an adverse effect on Coca-Cola FEMSA’s results of operations and financial position. Although Mexican bottlers have been free to set prices for carbonated soft drinks without governmental intervention since January 1996, such prices had been subject to statutory price controls and to voluntary price restraints, which effectively limited Coca-Cola FEMSA’s ability to increase prices in the Mexican market without governmental consent. We cannot assure that governmental authorities in any country where Coca-Cola FEMSA operates will not impose statutory price controls or voluntary price restraints in the future.

Coca-Cola FEMSA’s operations have from time to time been subject to investigations and proceedings by antitrust authorities and litigation relating to alleged anticompetitive practices. We cannot assure you that these investigations and proceedings will not have an adverse effect on Coca-Cola FEMSA’s results of operations or financial condition.

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

FEMSA Cerveza purchases a number of commodities for the production of its products (principally aluminum, barley, malt and hops) from Mexican producers and in the international market. The prices of such commodities can fluctuate and are determined by global supply and demand and other factors, including changes in exchange rates, over which FEMSA Cerveza has no control. Market prices for aluminum increased by approximately 9% in 2005. Because aluminum prices are denominated in U.S. dollars, an appreciation of the U.S. dollar against the Mexican peso would increase the cost to FEMSA Cerveza as a percentage of net sales, as its sales are generally in Mexican pesos. There can be no assurance that FEMSA Cerveza will be able to recover increases in the cost of raw materials. See “Item 4. Information on the Company—FEMSA Cerveza—Raw Materials.” An increase in raw materials costs would adversely affect its results of operations.

FEMSA Cerveza’s sales in the United States depend on distribution arrangements with Heineken USA.

Heineken USA Inc., or Heineken USA, is the exclusive importer, marketer and distributor of FEMSA Cerveza’s beer brands in the United States under a three-year agreement that expires on December 31, 2007. Accordingly, FEMSA Cerveza’s exports to the United States during the remainder of the three-year term of the distributor agreement will depend to a significant extent on Heineken USA’s performance under this agreement. We cannot assure that Heineken USA will be able to maintain or increase sales of FEMSA Cerveza’s beer brands in the United States or that, upon expiration of the agreement, FEMSA Cerveza will be able to renew the agreement or enter into a substitute arrangement on comparable terms.

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

Imports do not currently constitute a significant portion of the Mexican beer market and represented only 2% of the Mexican beer market in terms of sales volume in 2005. Under the North American Free Trade Agreement, or NAFTA, the tariffs applicable to beers imported from the United States and Canada were eliminated in January 2001. Increased import competition, however, could result from potential new entrants to the Mexican beer market or from a change in consumer preferences in Mexico and could lead to greater competition in general, which may adversely affect FEMSA Cerveza’s business, financial position and results of operations. See “Item 4. Information on the Company—FEMSA Cerveza—The Mexican Beer Market.”

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

Federal regulation of beer consumption in Mexico is primarily effected through a 25% excise tax, which starting January 2006 will include an alternative minimum Mexican peso amount of Ps. 3.00 per liter for non-returnable presentations and Ps. 1.74 per liter for returnable presentations, and a 15% value-added tax. Currently, we do not anticipate an increase in these taxes, but federal regulation relating to excise taxes may change in the future, resulting in an increase or decrease in the tax. Local regulations are primarily effected through the issuance of licenses authorizing retailers to sell alcoholic beverages. Other regulations affecting beer consumption in Mexico vary according to local jurisdictions and include limitations on the hours during which restaurants, bars and other retail outlets are allowed to sell beer. See “Item 4. Information on the Company—FEMSA Cerveza—The Mexican Beer Market.”

FEMSA Cerveza may not be able to improve performance in its newly acquired Brazilian operations.

FEMSA Cerveza acquired 68% of the Brazilian brewer Cervejarias Kaiser Brasil S.A., or Kaiser, on January 13, 2006. Prior to the acquisition, Kaiser’s profitability and market position had declined as a result of operational changes by the prior owner and increased competition in the Brazilian beer market. Kaiser’s operating margins are therefore lower than those of FEMSA Cerveza’s Mexican operations. FEMSA Cerveza is currently in the process of implementing a number of initiatives to seek to improve Kaiser’s performance, although FEMSA Cerveza has not previously conducted operations in the Brazilian beer market, where market conditions differ significantly from Mexico. FEMSA Cerveza’s initiatives may not be successful in improving Kaiser’s performance, which would adversely affect FEMSA Cerveza’s sales growth and operating margins.

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

The Mexican retail sector is highly competitive. FEMSA participates in the retail sector primarily through FEMSA Comercio. FEMSA Comercio’s Oxxo convenience stores face competition on a regional basis from 7-Eleven, Super Extra, AM/PM and Circle K stores, among others. In particular, the Super Extra chain is owned and managed by Grupo Modelo, our main competitor in the Mexican beer market, and since 2003 Super Extra has aggressively expanded the number of its stores. Oxxo convenience stores also face competition from numerous small chains of retailers across Mexico. In the future, Oxxo stores may face additional competition from other retailers that do not currently participate in the convenience store sector or from new market entrants. Increased competition may limit the number of new locations available to FEMSA Comercio and require FEMSA Comercio to modify its product offering or pricing. In addition, consumers may prefer alternative products or store formats offered by competitors. As a result, FEMSA Comercio’s results of operations and financial position may be adversely affected by competition in the future.

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

FEMSA Comercio may not be able to maintain its historic growth rate.

FEMSA Comercio increased the number of Oxxo stores at an average annual rate in excess of 24% from 2001 to 2005. The growth in the number of Oxxo stores has driven growth in total revenue and operating income at FEMSA Comercio over the same period. As the overall number of stores increases, percentage growth in the number of Oxxo stores is likely to decrease. In addition, as convenience store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same store sales, average ticket and store traffic. As a result, FEMSA Comercio’s future results of operations and financial condition may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and operating income.

Risks Related to Our Principal Shareholders and Capital Structure

A majority of our voting shares are held by a voting trust, which effectively controls the management of our company, and whose interests may differ from those of other shareholders.

As of May 31, 2006, a voting trust, the participants of which are members of five families, owned 37.08% of our capital stock and 71.75% of our capital stock with full voting rights, consisting of the Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

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

We are a Mexican corporation, and our Mexican operations are our single most important geographic segment. For the year ended December 31, 2005, 82% of our consolidated total revenues were attributable to Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our company. We cannot assume that such conditions will not return or that such conditions will not have a material adverse effect on our results of operations and financial position.

Our business may be significantly affected by the general condition of the Mexican economy, or by the rate of inflation in Mexico, interest rates in Mexico and exchange rates for, or exchange controls affecting, the Mexican peso. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. Because a large percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result. In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate debt, which constituted 10.1% of our total debt as of December 31, 2005 (including the effect of interest rate swaps), and have an adverse effect on our financial position and results of operations.

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

Political events in Mexico may significantly affect our operations. In the Mexican federal elections held on July 2, 2000, Vicente Fox of the Partido Acción Nacional (the National Action Party) or PAN, won the presidency. Although his victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party) or PRI, neither the PRI nor the PAN succeeded in securing a majority in the Mexican congress. In elections in 2003 and 2004, the PAN lost additional seats in the Mexican congress and state governorships. The resulting legislative gridlock, which is expected to continue at least until the Mexican elections in July 2006, has impeded the progress of structural reforms in Mexico, which may adversely affect economic conditions in Mexico, and consequently, our results of operations.

The Mexican elections will result in a change in administration, as presidential reelection is not permitted in Mexico. The presidential race is highly contested among a number of different parties, including the PRI, the PAN and the Partido de la Revolución Democrática (the Party of the Democratic Revolution) or PRD, each with its own political platform. As a result, we cannot predict which party will prevail in the elections or whether changes in Mexican governmental policy will result from a change in administration. Such changes may adversely affect economic conditions or the industries in which we operate in Mexico and therefore our results of operations and financial position.

Developments in other Latin American countries in which we operate may adversely affect our business.

In addition to conducting operations in Mexico, our subsidiary Coca-Cola FEMSA conducts operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina and, beginning in 2006, our subsidiary FEMSA Cerveza also conducts operations in Brazil. These countries expose us to different or greater country risk than Mexico. For many of these countries, results of operations in recent years have been adversely affected by deteriorating macroeconomic and political conditions. Presidential elections in Brazil in 2006 may lead to changes in current policies. In Venezuela, significant economic, legal and political instability, including a currency devaluation, high unemployment, the introduction of exchange controls and social unrest have resulted in higher production costs and declining profitability for Coca-Cola FEMSA. In Colombia and Venezuela, Coca-Cola FEMSA has experienced limited disruptions in production and distribution, and in Argentina, it experienced limited disruptions in distribution in 2005.

Our future results may be significantly affected by the general economic and financial conditions in the countries where we operate, by the devaluation of the local currency, inflation or interest rates or by political developments or changes in law. Total revenues increased in Coca-Cola FEMSA’s non-Mexican territories, other than Central America, at a relatively higher rate than in its Mexican territories in 2005 as compared to prior periods, resulting in a greater contribution to its results of operations from these territories, which also have a lower operating margin. Devaluation of the local currencies against the U.S. dollar may increase our operating costs in these countries, and depreciation against the Mexican peso may negatively affect the results of operations for these countries as reported in our Mexican GAAP financial statements. In addition, some of these countries may impose exchange controls that could impact our ability to purchase raw materials in foreign currencies and the ability of the subsidiaries in these countries to remit dividends abroad or make payments other than in local currencies, as is currently the case in Venezuela under regulations imposed in January 2003 that continue to apply. As a result of these potential risks, we may experience lower demand, lower real pricing or increases in costs, which may negatively impact our results of operations.

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

Corporate Background

FEMSA traces its origins to the establishment of Mexico’s first brewery, Cervecería Cuauhtémoc, S.A. de C.V., which we refer to as Cuauhtémoc, that was founded in 1890 by four Monterrey businessmen: Francisco G. Sada, José A. Muguerza, Isaac Garza and José M. Schneider. Descendants of certain of the founders of Cuauhtémoc control our company.

In 1891, the first year of production, Cuauhtémoc produced 2,000 hectoliters of beer. Cuauhtémoc continued to expand through additions to existing plant capacity and through acquisitions of other Mexican breweries, and has continued to increase its production capacity, reaching approximately 33.7 million hectoliters in 2005.

The strategic integration of our company dates back to 1936 when our packaging operations were established to supply crown caps to the brewery. The packaging operations were expanded in 1957 when we began to produce labels and flexible packaging. During this period, these operations were part of what was known as the Monterrey Group, which also included interests in banking, steel and other packaging operations.

In 1974, the Monterrey Group was split between two branches of the descendants of the founding families of Cuauhtémoc. The steel and other packaging operations formed the basis for the creation of Corporación Siderúrgica, S.A. (later Grupo Industrial Alfa, S.A. de C.V.), controlled by the Garza Sada family, and the beverage and banking operations were consolidated under the FEMSA corporate umbrella, controlled by the Garza Lagüera family. FEMSA’s shares were first listed on the Mexican Stock Exchange on September 19, 1978. Between 1977 and 1981, FEMSA diversified its operations through acquisitions in the soft drinks and mineral water industries, the establishment of the first convenience stores under the trade name Oxxo and other investments in the hotel, construction, auto parts, food and fishing industries, which were considered non-core businesses and were subsequently divested.

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

Upon the completion of these transactions, Emprex began a series of strategic transactions to strengthen the competitive positions of its operating subsidiaries. These transactions included the sale of a 30% strategic interest in Coca-Cola FEMSA to a wholly-owned subsidiary of The Coca-Cola Company and a subsequent public offering of Coca-Cola FEMSA shares, both of which occurred in 1993, and the sale of a 22% strategic interest in FEMSA Cerveza to Labatt Brewing Company Limited, which we refer to as Labatt, in 1994. Labatt, which was later acquired by InBev S.A., or InBev (known at the time of the acquisition of Labatt as Interbrew), subsequently increased its interest in FEMSA Cerveza to 30%.

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

In May 2003, our subsidiary Coca-Cola FEMSA expanded its operations throughout Latin America by acquiring 100% of Panamco, then the largest soft drink bottler in Latin America in terms of sales volume in 2002. Through its acquisition of Panamco, Coca-Cola FEMSA began producing and distributing Coca-Cola trademark beverages in additional territories in Mexico, Central America, Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. The total cost of the acquisition was Ps. 31,050 million and was financed with new debt, an equity contribution by FEMSA, an exchange of The Coca-Cola Company’s equity interests in Panamco and available cash. Shareholders of Panamco, other than The Coca-Cola Company and its subsidiaries, received cash in exchange for their shares. The Coca-Cola Company and its subsidiaries received Series D Shares in exchange for their equity interest in Panamco of approximately 25%. As of May 31, 2006, FEMSA indirectly owns 45.7% of the capital stock of Coca-Cola FEMSA (53.6% of its capital stock with full voting rights) and The Coca-Cola Company indirectly owns 39.6% of the capital stock of Coca-Cola FEMSA (46.4% of its capital stock with full voting rights). The remaining 14.7% of its capital consists of Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and on the New York Stock Exchange in the form of ADSs under the trading symbol KOF.

On August 31, 2004, we consummated a series of transactions with InBev, Labatt and certain of their affiliates to terminate the existing arrangements between FEMSA Cerveza and Labatt. As a result of these transactions, FEMSA acquired 100% ownership of FEMSA Cerveza and previously existing arrangements among affiliates of FEMSA and InBev relating to governance, transfer of ownership and other matters with respect to FEMSA Cerveza were terminated. We paid InBev a total of US$ 1,245 million for its affiliates’ 30% interest in FEMSA Cerveza. Pursuant to agreements entered into on June 21, 2004, Heineken USA replaced Labatt USA LLC and Latrobe Brewing Company LLC, which we refer to collectively as Labatt USA, as the exclusive importer, marketer and distributor of FEMSA Cerveza’s beer brands in the United States starting on January 1, 2005. On June 1, 2005, we consummated an equity offering of 80.5 million BD Units (including BD Units in the form of ADSs) and 52.78 million B units that resulted in net proceeds to us of US$ 700 million after underwriting spreads and commissions. We used the proceeds of the equity offering to refinance indebtedness incurred in connection with the transactions with InBev, Labatt and certain of their affiliates.

On January 13, 2006, FEMSA Cerveza acquired 68% of the equity of the Brazilian brewer Kaiser from the Molson Coors Brewing Company, or Molson Coors. FEMSA Cerveza paid US$ 68 million to Molson Coors to acquire 68% of Kaiser at closing. Kaiser had existing financial debt of approximately US$ 60 million and certain contingent liabilities and claims. As part of the transaction to acquire Kaiser, FEMSA Cerveza has received certain indemnity provisions from Molson Coors. Molson Coors retained a 15% ownership stake in Kaiser, while Heineken’s previous ownership of 17% remained unchanged.

Ownership Structure

We conduct our business through our principal sub-holding companies as shown in the following diagram and table:

Principal Sub-holding Companies—Ownership Structure

As of May 31, 2006

(1)	Percentage of capital stock, equal to 53.6% of capital stock with full voting rights.

The following tables present an overview of our operations by reportable segment and by geographic region under Mexican GAAP:

Operations by Segment—Overview

Year Ended December 31, 2005(1)(2)

	Coca-Cola FEMSA		FEMSA Cerveza		FEMSA Comercio
	(in millions of constant Mexican pesos, except for employees and percentages)
Total revenues	Ps.50,198	47.5%	Ps.27,573	26.1%	Ps.	28,734	27.2%
Income from operations	8,683	55.7	5,353	34.3		1,259	8.1
Total assets	67,148	53.3	44,810	35.6		9,690	7.7
Employees	55,635	61.3%	19,814	21.8%		9,234	10.2%

Total Revenues Summary by Segment(1)

	Year Ended December 31,
	2005		2004		2003
	(in millions of constant Mexican pesos)
Coca-Cola FEMSA	Ps.	50,198	Ps.	47,787	Ps.	39,062
FEMSA Cerveza		27,573		25,802		24,956
FEMSA Comercio		28,734		23,599		18,914
Other		6,168		5,322		4,933

Consolidated total revenues	Ps.	105,582	Ps.	96,833	Ps.	82,496

Total Revenues Summary by Geographic Region(3)

	Year Ended December 31,
	2005		2004		2003
	(in millions of constant Mexican pesos)
Mexico	Ps.	86,606	Ps.	77,431	Ps.	69,402
Central America		3,428		3,525		2,314
Colombia		4,698		4,376		2,930
Venezuela		4,946		4,683		2,827
Brazil		5,819		5,195		3,041
Argentina		2,798		2,615		2,242

Consolidated total revenues	Ps.	105,582	Ps.	96,833	Ps.	82,496

(1)	The sum of the financial data for each of our segments and percentages with respect thereto differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.
(2)	Excludes our other business segment, which had total revenues of Ps. 6,168 million and income from operations of Ps. 386 million in 2005.
(3)	The sum of the financial data for each geographic region differs from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation.

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of May 31, 2006:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA	Mexico	100.0%
Coca-Cola FEMSA	Mexico	45.7	(1)
Propimex, S.A. de C.V.	Mexico	45.7
Administración y Asesoría Integral, S.A. de C.V.	Mexico	45.7
Corporación Interamericana de Bebidas, S.A. de C.V. (Panamco)	Mexico	45.7
Panamco México, S.A. de C.V.	Mexico	45.4
Panamco Bajío, S.A. de C.V.	Mexico	43.6
Kristine Oversease, S.A. de C.V. (holding company of Brazilian operations)	Mexico	38.0
Emprex	Mexico	100.0
FEMSA Cerveza	Mexico	100.0
Cervecería Cuauhtémoc Moctezuma, S.A. de C.V.	Mexico	100.0
Cervezas Cuauhtémoc Moctezuma, S.A. de C.V.	Mexico	100.0
FEMSA Comercio	Mexico	100.0
Cadena Comercial Oxxo, S.A. de C.V.	Mexico	100.0
Oxxo Express, S.A. de C.V.	Mexico	100.0

(1)	Percentage of capital stock. FEMSA owns 53.6% of the capital stock with full voting rights.

Business Strategy

We are a beverage company. Our soft drink operation, Coca-Cola FEMSA, is currently the second largest bottler of Coca-Cola products in the world, measured in terms of sales volumes in 2005, and our brewing operation, FEMSA Cerveza, is both a significant competitor in the Mexican beer market as well as an exporter in key international markets including the United States. Coca-Cola FEMSA and FEMSA Cerveza are our core businesses, which together define our identity and represent the avenues for our future growth. Our beverage businesses are enhanced by Oxxo, the largest convenience store chain in Mexico measured in terms of number of stores at December 31, 2005 and a significant growth driver in its own right.

As a beverage company, we understand the importance of connecting with our end consumers by interpreting their needs, and ultimately delivering the right products to them for the right occasions. We strive to achieve this by developing the value of our brands, expanding our significant distribution capabilities, including aligning our interests with those at our third-party distribution partners in the beer market in Mexico, which in some instances involve us acquiring these third-party partners, and improving the efficiency of our operations. We continue to improve our information gathering and processing systems in order to better know and understand what our consumers want and need, and we are improving our production and distribution by more efficiently leveraging our asset base.

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

Coca-Cola FEMSA

Overview and Background

Coca-Cola FEMSA is the largest bottler of Coca-Cola trademark beverages in Latin America, and the second largest in the world, calculated in each case by sales volume in 2005. It operates in the following territories:

•	Mexico—a substantial portion of central Mexico (including Mexico City) and southeast Mexico (including the Gulf region).

•	Central America—Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

•	Colombia—most of the country.

•	Venezuela—nationwide.

•	Argentina—Buenos Aires and surrounding areas.

•	Brazil—the area of greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul and part of the state of Goias.

The following is an overview of Coca-Cola FEMSA’s operations by geographical region in 2005:

Operations by Geographical Region—Overview

Year Ended December 31, 2005(1)

	Total Revenues		Percentage of Total Revenues	Income from Operations		Percentage of Income from Operations
Mexico	Ps.	28,705	57.0%	Ps.	6,122	70.5%
Central America		3,428	6.8		468	5.4
Colombia		4,698	9.3		532	6.1
Venezuela		4,946	9.8		233	2.7
Argentina		2,798	5.6		422	4.9
Brazil		5,819	11.5		906	10.4

(1)	Expressed in millions of constant Mexican pesos, except for percentage amounts. The sums of the financial data for each of its geographical regions and percentages with respect thereto differ from its consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain non-operating activities, including corporate services.

In 1979, one of our subsidiaries acquired certain soft drink bottlers that are now a part of Coca-Cola FEMSA. At that time, the acquired bottlers had 13 Mexican distribution centers operating 701 distribution routes, and their production capacity was 83 million physical cases. In 1991, we transferred our ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., the corporate predecessor of Coca-Cola FEMSA.

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

In May 2003, Coca-Cola FEMSA acquired all of Panamco and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and the gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. The total cost of the transaction was approximately Ps. 42,807 million, including transaction expenses in the amount of Ps. 424 million. Coca-Cola FEMSA financed the acquisition as follows: Ps. 18,768 million of new debt, Ps. 9,875 million of assumed net debt, a Ps. 3,020 million capital investment from us, the issuance of its Series D Shares to subsidiaries of The Coca-Cola Company in exchange for a capital contribution of Ps. 7,654 million in the form of equity interests in Panamco and Ps. 3,066 million in cash.

During August 2004, Coca-Cola FEMSA conducted a rights offering to allow existing holders of its Series L Shares and ADSs to acquire newly-issued Series L Shares in the form of Series L Shares and ADSs, respectively. The purpose of the rights offering was to permit holders of Series L Shares, including in the form of ADSs, to subscribe on a proportionate basis at the same price per share at which we and The Coca-Cola Company subscribed in connection with the Panamco acquisition. The rights offering expired on September 1, 2004. On March 8, 2006,

Coca-Cola FEMSA’s shareholders approved the non-cancellation of the 98,684,857 Series L Shares (equivalent to approximately 9.87 million ADSs) that were not subscribed for in the rights offering. These shares are available for issuance in connection with future transactions and on terms and conditions determined by Coca-Cola FEMSA’s Board of Directors at an issuance price of no less than US$ 2.216 per share or its equivalent in Mexican currency.

As of March 31, 2006, we indirectly owned Series A Shares equal to 45.7% of Coca-Cola FEMSA’s capital stock (53.6% of its capital stock with full voting rights). The Coca-Cola Company indirectly owned Series D Shares equal to 39.6% of the capital stock of Coca-Cola FEMSA (46.4% of its capital stock with full voting rights). Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 14.7% of Coca-Cola FEMSA’s capital stock.

Business Strategy

Coca-Cola FEMSA is the largest bottler of Coca-Cola trademark beverages in Latin America in terms of total sales volume in 2005, with operations in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. While Coca-Cola FEMSA’s corporate headquarters are in Mexico City, it has established divisional headquarters in the following three regions:

•	Mexico with divisional headquarters in Mexico City;

•	Latin Centro (covering territories in Guatemala, Nicaragua, Costa Rica, Panama, Colombia and Venezuela) with divisional headquarters in San José, Costa Rica; and

•	Mercosur (covering territories in Argentina and Brazil) with divisional headquarters in São Paulo, Brazil.

Coca-Cola FEMSA seeks to provide its shareholders with an attractive return on their investment by increasing its profitability. The key factors in achieving profitability are increasing its revenues by implementing multi-segmentation strategies in its major markets to target distinct market clusters divided by competitive intensity and socioeconomic levels, by well-planned product, packaging and pricing strategies through channel distribution and by improving operational efficiencies throughout Coca-Cola FEMSA. To achieve these goals Coca-Cola FEMSA continues its efforts in:

•	working with The Coca-Cola Company to develop a business model to continue exploring new lines of beverages, extend existing products and participate in new beverage segments, such as the non-carbonated beverage portfolio;

•	implementing packaging strategies designed to increase consumer demand for its products and to build a strong returnable base for the Coca-Cola brand in its acquired territories;

•	replicating its successful best practices throughout the whole value chain;

•	rationalizing and adapting its organizational and asset structure in order to be in a better position to respond to a changing competitive environment;

•	strengthening its selling capabilities and selectively implementing its pre-sale system, in order to get closer to its clients and help them satisfy the beverage needs of consumers;

•	integrating its operations through advanced information technology systems;

•	evaluating its bottled water strategy, in conjunction with The Coca-Cola Company, to maximize its profitability across its market territories; and

•	committing to building a strong collaborative team, from top to bottom.

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

Coca-Cola FEMSA seeks to rationalize its manufacturing and distribution capacity to improve the efficiency of its operations. In 2003 and 2004, as part of the integration process from its acquisition of Panamco, Coca-Cola FEMSA closed several under-utilized manufacturing centers and shifted distribution activities to other existing facilities. Coca-Cola FEMSA closed additional distribution centers in 2005. See “—Production and Distribution Facilities.” In each of its facilities, Coca-Cola FEMSA seeks to increase productivity through infrastructure and process reengineering for improved asset utilization. Its capital expenditure program includes investments in production and distribution facilities, bottles, cases, coolers and information systems. Coca-Cola FEMSA believes that this program will allow it to maintain its capacity and flexibility to innovate and to respond to consumer demand for non-alcoholic beverages.

Finally, Coca-Cola FEMSA focuses on management quality as a key element of its growth strategies and remains committed to fostering the development of quality management at all levels. Both we and The Coca-Cola Company provide Coca-Cola FEMSA with managerial experience. To build upon these skills, Coca-Cola FEMSA also offers management training programs designed to enhance its executives’ abilities and exchange experiences, know-how and talent among an increasing number of multinational executives from its new and existing territories.

Markets

The following map shows the locations of Coca-Cola FEMSA’s territories, giving estimates in each case of the population to which it offers products, the number of retailers of its carbonated soft drinks and the per capita consumption of its carbonated soft drinks:

Per capita consumption data for a territory is determined by dividing carbonated soft drink sales volume within the territory (in bottles, cans, and fountain containers) by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of products consumed annually per capita. In evaluating the development of local volume sales in their territories, Coca-Cola FEMSA and The Coca-Cola Company measure, among other factors, the per capita consumption of carbonated soft-drinks.

Products

Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages, proprietary brands and brands licensed from third parties. The Coca-Cola trademark beverages include colas, flavored soft drinks, water and beverages in other categories such as juice drinks and isotonics. The following table sets forth Coca-Cola FEMSA’s main brands as of March 31, 2006:

	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Colas:
Coca-Cola	✓	✓	✓	✓	✓	✓
Coca-Cola light	✓	✓	✓	✓	✓	✓

	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Flavored Soft Drinks:
Chinotto				✓
Crush		✓	✓			✓
Fanta	✓	✓	✓		✓	✓
Fresca	✓	✓
Frescolita		✓		✓
Grapette				✓
Hit				✓
Kuat					✓
Lift	✓	✓	✓
Mundet(1)	✓
Premio(2)			✓
Quatro	✓		✓	✓		✓
Senzao	✓
Simba					✓
Sprite	✓	✓	✓		✓	✓
Taí					✓	✓

	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Water:
Ciel	✓
Club K(2)			✓
Crystal(2)					✓
Dasani		✓	✓			✓
Manantial			✓
Nevada				✓
Santa Clara(2)			✓

	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Other Categories:
Powerade(3)	✓	✓	✓	✓
Sunfil(4)		✓		✓

(1)	Brand licensed from FEMSA.
(2)	Proprietary brand.
(3)	Isotonic.
(4)	Juice drink.

Sales Overview

Coca-Cola FEMSA measures total sales volume in terms of unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to fountain syrup, powders and concentrate, refers to the volume of fountain syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. The following table illustrates Coca-Cola FEMSA’s historical sales volume for each of its territories and includes the acquired territories only from May 2003.

	Sales Volume Year Ended December 31,
	2005	2004	2003
	(millions of unit cases)
Mexico	1,025.0	989.9	850.1
Central America	109.4	110.6	72.9
Colombia	179.7	167.1	114.1
Venezuela	172.5	172.7	110.1
Argentina	150.1	144.3	126.6
Brazil	252.5	227.5	142.5

Combined Volume	1,889.2	1,812.1	1,416.3

Product and Packaging Mix

Coca-Cola FEMSA’s most important brand is Coca-Cola and its line extensions, Coca-Cola light, Coca-Cola with lime and Coca-Cola light with lime, which together accounted for 62.1% of total sales volume in 2005. Ciel, Fanta, Sprite, Lift and Fresca, Coca-Cola FEMSA’s next largest brands in consecutive order, accounted for 10.8%, 5.7%, 3.1%, 2.5% and 1.8%, respectively, of total sales volume in 2005. Coca-Cola FEMSA uses the term line extensions to refer to the different flavors in which it offers its brands. Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles made of polyethylene terephtalate, which Coca-Cola FEMSA refers to as PET.

Coca-Cola FEMSA uses the term presentation to refer to the packaging unit in which it sells its products. Presentation sizes for Coca-Cola FEMSA’s Coca-Cola trademark beverages range from a 4-ounce personal size to a 20-liter multiple serving size. Coca-Cola FEMSA considers multiple serving size as equal to or larger than 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. Coca-Cola FEMSA offers both returnable and non-returnable presentations, which allow it to offer different combinations of convenience and price to implement revenue management strategies and to target specific distribution channels and population segments in its territories. In addition, Coca-Cola FEMSA sells some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which it refers to as fountain. Coca-Cola FEMSA also sells bottled water products in jug sizes, which refers to sizes larger than 17 liters, that have a much lower price per unit than its other beverage products.

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

The characteristics of Coca-Cola FEMSA’s territories are very diverse. Central Mexico is densely populated and has a large number of competing carbonated soft drink brands and higher per capita income as compared to the rest of its territories. Brazil and Argentina are densely populated but have lower per capita consumption of carbonated soft drink products as compared to Mexico, particularly in Brazil. Portions of Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of soft drink products. In Venezuela, per capita consumption of Coca-Cola FEMSA’s products has been affected by periodic operating disruptions. In recent years, per capita income has been negatively affected by macroeconomic conditions in most of the countries where Coca-Cola FEMSA operates.

The following discussion analyzes Coca-Cola FEMSA’s product and packaging mix by segment. The volume data presented is for the years 2005, 2004 and 2003, which includes the acquired territories for the first four months of 2003 prior to the acquisition of Panamco. Coca-Cola FEMSA acquired these territories on May 6, 2003. Coca-Cola FEMSA has presented above under “Sales Overview” its actual sales volumes by territory for the three years ended December 31, 2005, 2004 and 2003, which include the acquired territories solely for eight months of 2003.

Mexico

Coca-Cola FEMSA’s product portfolio consists of Coca-Cola trademark beverages, and since 2001 has included the Mundet trademark beverages. In 2005, as part of its efforts to revitalize the Coca-Cola brand, Coca-Cola FEMSA launched Coca-Cola with lime (Citra) and Coca-Cola light with lime (Citra light), both line extensions of the Coca-Cola brand. Coca-Cola FEMSA also introduced a portfolio of no calorie versions of the majority of its core flavor brands under the Spacio Leve commercial strategy. It also launched the non-carbonated beverages Ciel Aquarius, a flavored no calorie water, and juice-based products under the Minute Maid brand. Carbonated soft drink per capita consumption of its products in its Mexican territories in 2005 was 389 eight-ounce servings.

The following table highlights historical sales volume and mix in Mexico for Coca-Cola FEMSA’s products:

	Year Ended December 31,
	2005	2004	2003
	(millions of unit cases)
Product Sales Volume
Coca-Cola Trademark Beverages	991.7	969.2	985.4
Other Beverages	33.3	20.7	16.2

Total	1,025.0	989.9	1,001.6

% Growth	3.5%	(1.2)%	2.2%

	(in percentages)
Unit Case Volume Mix by Category
Total Carbonated Soft Drinks	79.3%	80.4%	78.5%
Water(1)	19.7	19.1	20.9
Other Categories	1.0	0.5	0.6

Total	100.0%	100.0%	100.0%

	(in percentages)
Product Mix by Presentation
Returnable	26.6%	28.4%	27.9%
Non-returnable	57.2	55.9	54.9
Fountain	1.2	1.3	1.3
Jug	15.0	14.4	15.9

Total	100.0%	100.0%	100.0%

(1)	Includes jug volume.

Coca-Cola FEMSA’s most popular soft drink presentations were the 2.5-liter returnable plastic bottle, the 0.6-liter non-returnable plastic bottle and the 2.5-liter non-returnable plastic bottle, which together accounted for almost 70% of total carbonated soft drink sales volume in Mexico in 2005. Since 2003, Coca-Cola FEMSA has introduced a number of new presentations in Mexico. These include 2.5-liter returnable plastic bottles, 1.25-liter returnable glass bottles, 1.5-liter non-returnable plastic bottles, 8 and 10.5-ounce cans, 0.45-liter non-returnable plastic bottles, 0.71-liter non-returnable plastic bottles and 4-ounce non-returnable glass bottles. Coca-Cola FEMSA relaunched its 2.0-liter non-returnable plastic bottle to fill competitive and consumer needs.

Multiple serving presentations are an important component of Coca-Cola FEMSA’s product mix. In 2005, multiple serving presentations represented 61.1% of total carbonated soft drink sales volume in Mexico, remaining almost flat as compared to 2004. Coca-Cola FEMSA’s commercial strategies seek to maintain the packaging mix between single and multiple serving presentations.

In the past, the packaging trend in the soft drink industry in Mexico had moved toward non-returnable presentations. However, in 2004, due to the entrance of low price brands in multiple serving size presentations, Coca-Cola FEMSA refocused its packaging mix strategy to reinforce its sales of multiple serving size returnable packages. As a result, carbonated soft drink non-returnable presentations remained almost flat as a percentage of total sales volume in Mexico in 2004. In 2005, Coca-Cola FEMSA’s carbonated soft drink non-returnable presentations increased as a percentage of its total sales volume from 66.8% in 2004 to 68.7% in 2005, due to a more favorable economic environment in the country and a wider offering of non-returnable presentations. Returnable plastic and glass presentations offer consumers a more affordable, although less convenient, product. Coca-Cola FEMSA believes returnable packages present an opportunity for it to attract new customers and maintain customer loyalty, because they make Coca-Cola trademark beverages more attractive to price-sensitive consumers. The price of a 2.5-liter returnable package is more than 20% lower than a non-returnable package of the same size. These returnable products are mainly sold to small store retailers, which represent the largest distribution channel in the Mexican market, and benefit from returnable bottles’ lower price per ounce, which allows them to compete with larger supermarkets. Coca-Cola FEMSA believes that its continued commitment to returnable bottle availability will allow it to compete with low-price entrants to the Mexican soft drink market.

Total sales volume reached 1,025.0 million unit cases in 2005, an increase of 3.5% compared to 989.9 million unit cases in 2004. Carbonated soft drink sales volume grew 2.5%, which together with the 31.6% increase in jug water sales volume, accounted for over 80% of the incremental volumes during the year. Carbonated soft drink volume growth was mainly driven by strong growth from the Coca-Cola brand.

Central America

Coca-Cola FEMSA’s product sales in Central America consist predominantly of Coca-Cola trademark beverages. Carbonated soft drink per capita consumption in Central America of Coca-Cola FEMSA’s products was 131 eight-ounce servings in 2005.

The following table highlights historical total sales volume and sales volume mix in Central America:

	Year Ended December 31,
	2005	2004	2003
	(millions of unit cases)
Product Sales Volume
Coca-Cola Trademark Beverages	101.7	102.9	99.6
Other Beverages	7.7	7.7	7.7

Total	109.4	110.6	107.3

% Growth	(1.1)%	3.1%	7.2%

	(in percentages)
Unit Case Volume Mix by Category
Total Carbonated Soft Drinks	93.6%	94.3%	94.1%
Water	4.3	4.1	4.2
Other Categories	2.1	1.6	1.7

Total	100.0%	100.0%	100.0%

	(in percentages)
Product Mix by Presentation
Returnable bottles	41.9%	48.3%	51.8%
Non-returnable bottles	54.4	47.2	42.9
Fountain	3.7	4.5	5.3
Jug	—	—	—

Total	100.0%	100.0%	100.0%

In Central America, Coca-Cola FEMSA sells the majority of its sales volume through small retailers. In 2005, multiple serving presentations represented 48.8% of total carbonated soft drink sales volume in Central America compared with 50.1% in 2004. Beginning in 2004, Coca-Cola FEMSA faced greater competition as a result of the entrance of low price brands in the Central American region. Coca-Cola FEMSA also reinforced its packaging portfolio offering for the Coca-Cola brand with the introduction of 1.5-liter and 2.5-liter non-returnable plastic bottles and a more affordable 2.5-liter returnable plastic bottle. Coca-Cola FEMSA also complemented its product portfolio with the introduction of Frescolita, a value protection brand in 2.5-liter, 1.5-liter and 0.6 liter non-returnable plastic bottles.

Total sales volume was 109.4 million unit cases in 2005, declining 1.1% compared to 110.6 million in 2004. The volume decline was driven by lower carbonated soft drink volumes as a result of a tougher competitive environment in the region.

Colombia

Coca-Cola FEMSA’s product portfolio in Colombia consists of Coca-Cola trademark beverages and certain products sold under proprietary trademarks and the Kola Román brand, which it licenses from a third party. Carbonated soft drink per capita consumption of its products in Colombia during 2005 was 85 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Colombia:

	Year Ended December 31,
	2005	2004	2003
	(millions of unit cases)
Product Sales Volume
Coca-Cola Trademark Beverages	168.0	152.7	133.5
Other Beverages	11.7	14.4	38.3

Total	179.7	167.1	171.8

% Growth	7.5%	(2.7)%	(7.1)%

	(in percentages)
Unit Case Volume Mix by Category
Total Carbonated Soft Drinks	87.9%	86.4%	84.7%
Water(1)	12.0	13.2	15.1
Other Categories	0.1	0.4	0.2

Total	100.0%	100.0%	100.0%

	(in percentages)
Product Mix by Presentation
Returnable	46.2%	50.7%	53.4%
Non-returnable	44.5	39.6	36.8
Fountain	3.3	3.3	3.0
Jug	6.0	6.4	6.8

Total	100.0%	100.0%	100.0%

(1)	Includes jug volume.

The Colombian market is characterized by lower per capita consumption and relatively lower levels of non-returnable presentations compared with the rest of Coca-Cola FEMSA’s territories. In 2005, multiple serving presentations represented 47.2% of total carbonated soft drink sales volume in Colombia. At the beginning of 2005, Coca-Cola FEMSA launched Crush Multiflavors to enhance its competitive position, foster demand for flavored carbonated soft drink brands and leverage its extended distribution and improved execution capabilities countrywide.

Total sales volume was 179.7 million unit cases in 2005, an increase of 7.5% compared to 167.1 million in 2004, driven by an increase in carbonated soft drink volumes. The volume increase was mainly a result of incremental volumes in the Crush brand and volume increases in the Coca-Cola brand.

Venezuela

Coca-Cola FEMSA’s product portfolio in Venezuela consists predominantly of Coca-Cola trademark beverages. Carbonated soft drink per capita consumption of its products in Venezuela during 2005 was 135 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,
	2005	2004	2003
	(millions of unit cases)
Product Sales Volume
Coca-Cola Trademark Beverages	169.4	169.5	148.6
Other Beverages	3.1	3.2	3.0

Total	172.5	172.7	151.6

% Growth	(0.1)%	13.9%	(6.9)%

	(in percentages)
Unit Case Volume Mix by Category
Total Carbonated Soft Drinks	86.6%	86.3%	86.2%
Water(1)	8.7	8.2	8.2
Other Categories	4.7	5.5	5.6

Total	100.0%	100.0%	100.0%

	(in percentages)
Product Mix by Presentation
Returnable	24.7%	30.1%	36.4%
Non-returnable	69.0	63.4	57.6
Fountain	3.2	3.0	2.7
Jug	3.1	3.5	3.3

Total	100.0%	100.0%	100.0%

(1)	Includes jug volume.

During 2005, despite increasing demand for carbonated soft drinks in the marketplace, Coca-Cola FEMSA’s sales volume remained almost flat due to periodic operating difficulties that prevented it from producing and distributing enough supply.

Total sales volume totaled 172.5 million unit cases in 2005, remaining almost flat compared to 172.7 million in 2004. The slight volume increase in carbonated soft drink and water sales volume was completely offset by a decline in its non-carbonated beverage segment.

Argentina

Coca-Cola FEMSA’s product portfolio in Argentina consists exclusively of Coca-Cola trademark beverages. Carbonated soft drink per capita consumption of its products in Argentina during 2005 was 316 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Argentina:

	Year Ended December 31,
	2005	2004	2003
	(millions of unit cases)
Product Sales Volume
Coca-Cola Trademark Beverages	150.1	144.3	126.6
Other Beverages	—	—	—

Total	150.1	144.3	126.6

% Growth	4.0%	14.0%	9.5%

	(in percentages)
Unit Case Volume Mix by Category
Total Carbonated Soft Drinks	97.3%	98.6%	98.8%
Water	1.7	0.8	0.9
Other Categories	1.0	0.6	0.3

Total	100.0%	100.0%	100.0%

	(in percentages)
Product Mix by Presentation
Returnable	25.9%	26.9%	24.5%
Non-returnable	70.7	69.6	71.8
Fountain	3.4	3.5	3.7
Jug	—	—	—

Total	100.0%	100.0%	100.0%

During 2005, Coca-Cola FEMSA experienced a packaging shift mix towards non-returnable presentations. Returnable packaging accounted for 25.9% of total sales volume in Argentina in 2005 as compared to 26.9% in 2004. Coca-Cola FEMSA continues to be focused on bolstering its non-carbonated categories through its juice drinks Cepita, Carioca and Montefiore.

Total sales volume reached 150.1 million unit cases in 2005, an increase of 4.0% compared with 144.3 million in 2004. In 2005, core brands generated approximately 73% of Coca-Cola FEMSA’s incremental volume growth and premium brands accounted for most of the balance, which more than offset volume decline in its value protection brands. In Argentina, premium brands consist of diet carbonated soft drinks and Schweppes. The majority of the volume growth came from Coca-Cola FEMSA’s non-returnable presentations, including the 1.5 and 2.25-liter non-returnable plastic bottles for its core brands, representing almost 68% of the sales volume increase. In 2005, multiple serving presentations represented 82.6% of carbonated soft drinks total sales volume as compared to 83.1% in 2004.

Brazil

Coca-Cola FEMSA’s product portfolio in Brazil consists mainly of Coca-Cola trademark beverages. Carbonated soft drink per capita consumption of its products in Brazil during 2005 was 187 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Brazil:

	Year Ended December 31,
	2005	2004	2003
	(millions of unit cases)
Product Sales Volume
Coca-Cola Trademark Beverages	235.1	214.6	206.1
Other Beverages	17.4	12.9	10.9

Total	252.5	227.5	217.0

% Growth	11.0%	4.8%	(15.7)%

	(in percentages)
Unit Case Volume Mix by Category
Total Carbonated Soft Drinks	92.1%	93.4%	94.2%
Water	7.0	5.8	5.1
Other Categories	0.9	0.8	0.7

Total	100.0%	100.0%	100.0%

	(in percentages)
Product Mix by Presentation
Returnable	8.0%	5.3%	4.9%
Non-returnable	88.5	90.9	90.5
Fountain	3.5	3.8	4.6
Jug	—	—	—

Total	100.0%	100.0%	100.0%

During 2005, Coca-Cola FEMSA continued to diversify its packaging mix from 2.0-liter non-returnable packages and cans, which together accounted for over 60% of carbonated soft drink sales volume in 2005, a decrease from 69% in 2004, to a wider array of returnable and non-returnable presentations, including 3.0-liter, 2.5-liter, 2.25-liter and 1.5-liter non-returnable plastic bottles and 1.0-liter returnable glass bottles.

Total sales volume was 252.5 million unit cases in 2005, an increase of 11.0% compared to 227.5 million in 2004. This increase included 9.5% carbonated soft drink volume growth during the year. The majority of the volume growth came from multiple serving presentations, including the 1.5-liter, 2.0-liter and 2.25-liter non-returnable plastic bottles and the 1.0-liter returnable glass bottle, which together represented 60.5% of Coca-Cola FEMSA’s carbonated soft drinks total sales volume. The volume increase was a result of volume growth across all Coca-Cola FEMSA’s beverage categories, including strong volume growth from the Coca-Cola brand in both returnable and non-returnable presentations and its water brand Crystal as a result of increased focus on both brands.

Coca-Cola FEMSA distributes the Kaiser brands of beer in its territories in Brazil. In January 2006, FEMSA Cerveza acquired an indirect controlling stake in Kaiser. Coca-Cola FEMSA has subsequently agreed to continue to distribute the Kaiser beer portfolio and to assume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004. Beginning with the second quarter of 2005, Coca-Cola FEMSA ceased including beer that it distributes in Brazil in its sales volumes. Coca-Cola FEMSA has reclassified prior periods presented in this report for comparability purposes.

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

Marketing

Coca-Cola FEMSA, in conjunction with The Coca-Cola Company, has developed a sophisticated marketing strategy to promote the sale and consumption of its products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and non-price related retailer incentive programs designed by local affiliates of The Coca-Cola Company to target the particular preferences of its soft drink consumers. Coca-Cola FEMSA’s marketing expenses in 2005, net of contributions by The Coca-Cola Company, were Ps. 1,484 million. The Coca-Cola Company contributed Ps. 952 million in 2005. Through the use of advanced information technology, Coca-Cola FEMSA has collected customer and consumer information that allows it to tailor its marketing strategies to the types of customers located in each of its territories and to meet the specific needs of the various market segments it serves. Coca-Cola FEMSA continues to roll out its information technology system in its acquired territories.

Retailer Incentive Programs

Incentive programs include providing retailers with commercial coolers for the display and cooling of soft drink products and for point-of-sale display materials. Coca-Cola FEMSA seeks, in particular, to increase distribution coolers among retailers to increase the visibility and consumption of its products and to ensure that they are sold at the proper temperature. Sales promotions include sponsorship of community activities, sporting, cultural and social events, and consumer sales promotions such as contests, sweepstakes and product giveaways.

Advertising

Coca-Cola FEMSA advertises in all major communications media. Coca-Cola FEMSA focuses its advertising efforts on increasing brand recognition by consumers and improving its customer relations. National advertising campaigns are designed and proposed by The Coca-Cola Company’s local affiliates, with Coca-Cola FEMSA’s input at the local or regional level.

Channel Marketing

In order to provide more dynamic and specialized marketing of its products, Coca-Cola FEMSA’s strategy is to segment its market and develop targeted efforts for each segment or distribution channel. Coca-Cola FEMSA’s principal channels are small retailers, “on-premise” consumption such as restaurants and bars, supermarkets and third party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drink consumers in each of the different types of locations or distribution channels. In response to this analysis, Coca-Cola FEMSA tailors its product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

Coca-Cola FEMSA believes that the implementation of its channel marketing strategy also enables it to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. This focused response capability isolates the effects of competitive pressure in a specific channel, thereby avoiding costlier market-wide responses. Coca-Cola FEMSA’s channel marketing activities are facilitated by its management information systems. Coca-Cola FEMSA has invested significantly in creating these systems, including in hand-held computers to support the gathering of product, consumer and delivery information, for most of its sales routes in Mexico and Argentina and selectively in other territories.

Multi-segmentation

Coca-Cola FEMSA has been implementing a multi-segmentation strategy in its major markets, including Mexico, Brazil and Argentina. This strategy consists of the implementation of different product/price/package portfolios by market cluster or group. These clusters are defined based on competitive intensity and socio-economic levels, rather than solely the types of distribution channels. Coca-Cola FEMSA has developed a market intelligence system that it refers to as the right-execution-daily system (RED), which has allowed it to implement this strategy. This system provides the data required to target specific consumer segments and channels and allows Coca-Cola FEMSA to collect and analyze the data required to tailor its product, package, price and distribution strategies to fit different consumer needs.

Product Distribution

The following table provides an overview of Coca-Cola FEMSA’s product distribution centers and the retailers to which it sells its products:

Product Distribution Summary

As of December 31, 2005

	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Distribution Centers	106	35	37	33	12	5
Retailers (in thousands)(1)	585.2	134.3	368.7	228.9	115.6	79.6

(1)	Estimated.

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

Mexico

Coca-Cola FEMSA contracts with one of our subsidiaries for the transportation of finished products to its distribution centers from its Mexican production facilities. From the distribution centers, Coca-Cola FEMSA then distributes its finished products to retailers through its own fleet of trucks.

In Mexico, Coca-Cola FEMSA sells a majority of its beverages at small retail stores to customers who take the beverages home or elsewhere for consumption. Coca-Cola FEMSA also sells products through the “on-premise” segment, supermarkets and others. The “on-premise” segment consists of sales through sidewalk stands, restaurants, bars and various types of dispensing machines as well as sales through point-of-sale programs in concert halls, auditoriums and theaters.

Central America

In Central America, Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. At the end of 2005, it operated 35 distribution centers in its Central American territories. In its Central American operations, as in most of its territories, an important part of its total sales volume is through small retailers, and Coca-Cola FEMSA has low supermarket penetration.

Colombia

More than 56% of total sales volume in Colombia in 2005 was sold through the pre-sale system. The balance is sold through the traditional system. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. During 2005, Coca-Cola FEMSA closed four distribution facilities in Colombia.

Venezuela

In Venezuela, close to 72% of total sales volume in 2005 was through the pre-sale system. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. During 2005, Coca-Cola FEMSA closed one distribution facility in Venezuela. Coca-Cola FEMSA’s Venezuelan operations distribute a significant part of their total sales through small retailers and supermarkets, which in most of their operations have a less significant presence.

Argentina

As of December 31, 2005, Coca-Cola FEMSA operated five distribution centers in Argentina. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors.

In 2005, Coca-Cola FEMSA sold the majority of its products in the take-home segment, which consists of sales to consumers who take the beverages home or elsewhere for consumption. The percentage of total sales volume through supermarkets decreased from 15.4% in 2004 to 14.3% in 2005.

Brazil

In Brazil, almost 100% of Coca-Cola FEMSA’s direct sales volume was through the pre-sale system, although the delivery of its finished products to customers is by a third party. At the end of 2005, Coca-Cola FEMSA operated 12 distribution facilities in its Brazilian territories. In contrast with the rest of its territories, which have low supermarket penetration, in Brazil Coca-Cola FEMSA sold more than 20% of its total sales volume through supermarkets in 2005. In addition, in designated zones, third-party distributors purchase Coca-Cola FEMSA’s products at a discount from the wholesale price and resell the products to retailers.

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

Mexico

Coca-Cola FEMSA’s principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with its own. These competitors include Pepsi Gemex, S.A. de C.V. in central Mexico, a subsidiary of PBG, the largest bottler of Pepsi products globally, and several other Pepsi bottlers in central and southeast Mexico. In addition, Coca-Cola FEMSA competes with Cadbury Schweppes and with other national and regional brands in its Mexican segment. Coca-Cola FEMSA continues to face competition from low price producers offering multiple serving size presentations in the soft drink industry.

Central America

In the countries that comprise its Central America segment, Coca-Cola FEMSA’s main competitors are Pepsi bottlers. In Guatemala and Nicaragua, Coca-Cola FEMSA competes against a joint venture between AmBev and The Central American Bottler Corporation; in Costa Rica, its principal competitor is Embotelladora Centroamericana, S.A.; and in Panama, its main competitor is Refrescos Nacionales, S.A. During 2005, Coca-Cola FEMSA continued to face an increase in competition from low price producers offering multiple serving size presentations in some Central American countries.

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

Venezuela

In Venezuela, Coca-Cola FEMSA’s main competitor is Pepsi-Cola Venezuela, C.A., a joint venture formed between Pepsico and Empresas Polar, S.A., the leading beer distributor in the country. Coca-Cola FEMSA also competes with the producers of Kola Real in part of the country.

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

Brazil

In Brazil, Coca-Cola FEMSA competes against AmBev, a Brazilian company with a portfolio of brands that includes Pepsi, local brands with flavors such as guaraná and proprietary beers. It also competes against “B brands” or “Tubainas,” which are small, local producers of low cost flavored soft drinks in multiple serving presentations that represent an important portion of the soft drink market.

Taxation of Soft Drinks

All of the countries in which Coca-Cola FEMSA operates impose a value-added tax on the sale of soft drinks, with a rate of 15% in Mexico, 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 5% in Panama, 16% in Colombia, 14% in Venezuela, 18% (São Paulo) and 17% (Mato Grosso do Sul) in Brazil and 21% in Argentina. In addition, several of the countries in which Coca-Cola FEMSA operates impose the following excise or other taxes:

•	Mexico imposes a 20% excise tax on carbonated soft drinks produced with non-sugar sweeteners. See “Item 8—Financial Information—Legal Proceedings—Coca-Cola FEMSA.”

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.25 as of December 31, 2005) per liter of soft drink.

•	Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, a 5% excise tax on local brands, a 10% tax on foreign brands and a 14% tax on mixers.

•	Panama imposes a 5% tax based on the cost of goods produced.

•	Argentina imposes an excise tax on colas and on flavored soft drinks containing less than 5% lemon juice or less than 10% fruit juice of 8.7%, and an excise tax on flavored soft drinks with 10% or more fruit juice and on mineral water of 4.2%.

•	Brazil imposes an average production tax of 16.5% and an average sales tax of 4.6% in the territories where Coca-Cola FEMSA operates.

Price Controls

At present, there are no price controls on Coca-Cola FEMSA’s products in any of its segments. In Mexico, prior to 1992, prices of carbonated soft drinks were regulated by the Mexican government. From 1992 to 1995, the industry was subject to voluntary price restraints. In response to the devaluation of the Mexican peso relative to the U.S. dollar in 1994 and 1995, however, the Mexican government adopted an economic recovery plan to control inflationary pressures in 1995. As part of this plan, the Mexican government encouraged the Asociación Nacional de Productores de Refrescos y Aguas Carbonatadas, A.C. (the National Association of Bottlers) to engage in voluntary consultations with the Mexican government with respect to price increases for returnable presentations. These voluntary consultations were terminated in 1996. In the last 10 years, the governments in Colombia, Brazil and Venezuela have also imposed formal price controls on soft drinks. The imposition of price controls in the future may limit Coca-Cola FEMSA’s ability to set prices and adversely affect its results of operations.

Raw Materials

Pursuant to the bottler agreements with The Coca-Cola Company, Coca-Cola FEMSA is required to purchase concentrate, including aspartame, an artificial sweetener used in diet sodas, for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company. The price of concentrate for all Coca-Cola trademark beverages is a percentage of the average price Coca-Cola FEMSA charges to its retailers net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company. In most cases, concentrate is purchased in the local currency of the territory.

In 2005, The Coca-Cola Company informed Coca-Cola FEMSA that it will gradually increase concentrate prices for carbonated soft drinks over a three year period in Mexico beginning in 2007 and in Brazil beginning in 2006. Based on its internal estimates for revenues and sales volume mix, Coca-Cola FEMSA currently expects the incremental annual cost in Mexico to be approximately US$ 20 million in 2007, increasing gradually by a similar amount during the following two years, and to reach approximately US$ 60 million by the end of 2009. In Brazil, the increase will affect all carbonated soft-drink presentations. Based on its estimates, it currently expects its annual costs in Brazil to rise by approximately US$ 1.0 million in 2006, increasing gradually by a similar amount the following two years, and to reach approximately US$ 3.8 million by the end of 2008. Coca-Cola FEMSA has informed The Coca-Cola Company that in order to offset the impact on its profitability that such concentrate prices represent, it intends to reduce its contribution to marketing expenditures of its soft drink brands in Mexico and Brazil, effective the same dates as the cost increases.

In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, resin and ingots to make plastic bottles, finished plastic and glass bottles, cans, closures and fountain containers, as well as other packaging materials. Coca-Cola FEMSA’s bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for packaging materials historically are determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin, plastic ingots to make plastic bottles and finished plastic bottles, which it obtains from international and local producers. The prices of these materials are tied to crude oil prices, and Coca-Cola FEMSA has recently experienced volatility in the prices it pays for these materials. In Mexico, Coca-Cola FEMSA’s average price for resin increased by more than 25% in U.S. dollars in 2005. Resin prices may continue to increase in the future.

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

Mexico

Coca-Cola FEMSA purchases its returnable plastic bottles from Continental PET Technologies de México, S.A. de C.V, a subsidiary of Continental Can, Inc., which has been the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico. Coca-Cola FEMSA also purchases resin from Arteva Specialties, S. de R.L. de C.V. and Industrias Voridian, S.A. de C.V., which ALPLA Fábrica de Plásticos, S.A. de C.V. manufactures into non-returnable plastic bottles for Coca-Cola FEMSA.

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

In December 2001, the Mexican government expropriated the majority of the sugar mills in Mexico. To manage this industry, the Mexican government entered into a trust agreement with Nacional Financiera, S.N.C., which we refer to as Nafin, a Mexican government-owned development bank, pursuant to which Nafin acts as trustee. In addition, the Mexican government imposed a 20% excise tax, effective January 1, 2002, on carbonated soft drinks sweetened with high fructose corn syrup. As a result, Coca-Cola FEMSA converted its Mexican bottler facilities to sugar cane-based production in early 2002. On January 1, 2003, the Mexican government broadened the reach of this tax by imposing a 20% excise tax on carbonated soft drinks produced with non-sugar sweetener. The effect of these excise taxes was to limit Coca-Cola FEMSA’s ability to substitute other sweeteners for sugar. Coca-Cola FEMSA has initiated proceedings in Mexican federal court against this excise tax that have allowed it to cease paying the tax in 2005 and as of March 31, 2006. Coca-Cola FEMSA is also resuming the use of high fructose corn syrup as a sweetener. See “Item 8—Financial Information—Legal Proceedings—Coca-Cola FEMSA—Mexico.”

Imported sugar is also presently subject to import duties, the amount of which is set by the Mexican government. As a result, sugar prices in Mexico are in excess of international market prices for sugar. Sugar prices stabilized in 2005 after significant increases in 2004.

Central America

The majority of Coca-Cola FEMSA’s raw materials such as glass and plastic bottles and cans are purchased from several local suppliers. Sugar is available from one supplier in each country. Local sugar prices are significantly higher than international market prices, and Coca-Cola FEMSA’s ability to import sugar or high fructose corn syrup is limited.

Colombia

Coca-Cola FEMSA uses sugar as a sweetener in its products, which it buys from several domestic sources. Coca-Cola FEMSA purchases pre-formed ingots from Amcor and Tapón Corona de Colombia S.A., in which Coca-Cola FEMSA had a 40% equity interest until June 2005. Coca-Cola FEMSA purchases all its glass bottles and cans from suppliers, in which its competitor Postobón owns a 40% equity interest. Other suppliers exist for glass bottles, however, cans are available only from this one source.

Venezuela

Coca-Cola FEMSA uses sugar as a sweetener in its products, of which it purchases the majority from the local market. Since 2003, Coca-Cola FEMSA has experienced a sugar shortage due to lower domestic production and the inability of the main sugar importers to obtain permissions to import. However, Coca-Cola FEMSA was able to meet its sugar requirements through one-time imports. Coca-Cola FEMSA only buys glass bottles from one supplier, Productos de Vidrio, S.A., a local supplier, but there are other alternative suppliers authorized by The Coca-Cola Company. Coca-Cola FEMSA has several supplier options for plastic non-returnable bottles but it acquires most of its requirements from ALPLA de Venezuela, S.A. One exclusive supplier handles all of Coca-Cola FEMSA’s can requirements.

Argentina

In Argentina, Coca-Cola FEMSA uses high fructose corn syrup from several different local suppliers as sweetener in its products instead of sugar. Coca-Cola FEMSA purchases glass bottles, plastic cases and other raw materials from several domestic sources. Coca-Cola FEMSA purchases pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other international suppliers. Coca-Cola FEMSA purchases crown caps and plastic closures from local and international suppliers. Coca-Cola FEMSA purchases its can presentations and juice-based products for distribution to customers in Buenos Aires from CICAN S.A., in which it owns a 48.1% equity interest.

Brazil

Sugar is widely available in Brazil at internal market prices, which historically have been lower than international prices. Coca-Cola FEMSA expects sugar prices to increase in 2006. Coca-Cola FEMSA purchases glass bottles, plastic bottles and cans from several domestic and international suppliers.

FEMSA Cerveza

Overview and Background

FEMSA Cerveza is one of the two leading beer producers in Mexico measured in terms of sales volume. In 2005, FEMSA Cerveza sold 27.018 million hectoliters of beer. In 2005, FEMSA Cerveza was ranked the fifteenth-largest brewer in the world in terms of sales volume based on third party estimates. FEMSA Cerveza exports its products to more than 70 countries worldwide, with North America being its most important export market, followed by certain markets in Europe, Latin America and Asia. FEMSA Cerveza’s principal operating subsidiaries are Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which operates six breweries, and Cervezas Cuauhtémoc Moctezuma, S.A. de C.V., which operates our company-owned distribution centers.

On August 31, 2004, we consummated a series of transactions with InBev, Labatt and certain of their affiliates to terminate the joint venture arrangements between FEMSA Cerveza and Labatt that we originally entered into in 1994. In connection with these transactions, we paid InBev a total of US$ 1,245 million, acquired the 30% of FEMSA Cerveza not previously owned by us and unwound the Labatt USA joint venture as well as the related U.S. distribution agreement, which was terminated effective December 31, 2004. As of January 1, 2005, our beers are distributed in the U.S. exclusively by Heineken USA.

Recent Development—Kaiser Acquisition

On January 13, 2006, FEMSA Cerveza acquired 68% of the equity of the Brazilian brewer Kaiser from Molson Coors. FEMSA Cerveza paid US$68 million to Molson Coors to acquire 68% of Kaiser. At closing, Kaiser had financial debt of approximately US$60 million and certain contingent liabilities and claims. As part of the transaction to acquire Kaiser, FEMSA Cerveza has received certain indemnity provisions from Molson Coors. Molson Coors retained a 15% ownership stake in Kaiser, while Heineken’s previous ownership of 17% remained unchanged.

Following the acquisition, FEMSA is entitled to elect five of the seven members of Kaiser’s Board of Directors and to exercise full management control over Kaiser. Molson Coors and Heineken are each entitled to elect one director. In addition, Molson Coors is entitled to require FEMSA Cerveza to acquire its stake in Kaiser at a price based on the greater of FEMSA Cerveza’s acquisition value plus a carrying cost or fair market value until January 2009 and at fair market value thereafter. Subject to certain conditions, FEMSA Cerveza has a call right over Molson Coors’ shares at fair market value at any time beginning January 2013. In addition, the shareholders agree to engage in the Brazilian beer business exclusively through Kaiser so long as they continue to be shareholders, except as otherwise agreed.

As of December 31, 2005, Kaiser operated 8 breweries in Brazil with an aggregate installed capacity of 20 million hectoliters. Kaiser produces 15 brands of beer in as many as 55 different presentations. The most important brands in Kaiser’s portfolio include Kaiser Pilsen and Bavaria. Kaiser reported sales volumes of 8.6 million hectoliters for the year ended December 31, 2005.

The information contained in this annual report with respect to FEMSA Cerveza does not include Kaiser.

Business Strategy

FEMSA Cerveza’s objective is to produce, market, distribute and sell quality beer products, expanding its penetration in the Mexican market as well as in other markets—particularly the United States and Brazil. FEMSA Cerveza seeks to achieve profitable volume growth, thereby generating economic value for its shareholders.

In order to achieve its objectives in the Mexican market, FEMSA Cerveza seeks to:

•	implement advanced brand, packaging and price information gathering techniques at the point-of-sale to allow FEMSA Cerveza to fine tune its portfolio of brands and pricing at the level of individual retailers;

•	innovate through a differentiated brand portfolio and increase the value of its brands by tailoring its portfolio of brands based on the attributes of each brand to specific markets using marketing techniques such as market segmentation, brand positioning and distinctive advertising campaigns;

•	establish profitable, long-term relationships with retailers by implementing client-specific strategies to help increase their sales and profitability, such as modifying commercial terms with retailers, promotions and types of refrigeration equipment and point-of-sale marketing materials;

•	achieve balanced and profitable retail distribution levels by selecting the appropriate mix of on- and off-premise accounts, and a balance of image-focused accounts (like upscale restaurants) and volume-driven accounts (like beer depots); and

•	pursue additional efficiencies and cost reductions on a continuing basis from production to final distribution, by pursuing specific cost reduction efforts, using information technology and improving business processes.

Product Overview

As of December 31, 2005, FEMSA Cerveza produced and/or distributed 15 brands of beer in 11 different presentations resulting in a portfolio of 70 different product offerings. The most important brands in FEMSA Cerveza’s domestic portfolio include: Tecate, Sol, Carta Blanca, Superior and Indio. These five brands, all of which are distributed nationwide in Mexico, accounted for approximately 94% of FEMSA Cerveza’s domestic beer sales volume in 2005.

Per capita information, product segments, relative prices and packaging information with respect to FEMSA Cerveza have been computed and are based upon our statistics and assumptions.

The Mexican Beer Market

The Mexican beer market was the eighth largest beer market in the world in terms of industry sales volume in 2005 and was characterized by (1) concentrated domestic beer production, (2) regional market share differences, (3) the prevalence of government licensing regulations and (4) favorable demographics in the beer drinking population.

Concentrated domestic beer production

Since 1985, Mexico has effectively had only two independent domestic beer producers, FEMSA Cerveza and Grupo Modelo. Grupo Modelo, a publicly traded company based in Mexico City, is the holding company of 76.8% of Diblo, S.A. de C.V., which operates the brewing and packaging subsidiaries of Grupo Modelo. Grupo Modelo’s principal beer brands are Corona, Modelo, Victoria and Pacífico. Grupo Modelo’s Corona, Modelo and Victoria brands are distributed nationwide in Mexico, while Pacífico is sold principally along the pacific coastal regions. Modelo Especial, Modelo Light and Pacífico are Grupo Modelo’s domestic can presentations.

Historically, beer imports have not been a significant factor in the Mexican beer market, because they were subject to tariffs of up to 20%. Under NAFTA, the tariff on imported beer from the United States and Canada was gradually reduced and eventually eliminated in January 2001. Notwithstanding the reduction in tariff levels, imported beers accounted for approximately 2.0% of the total Mexican beer market in terms of sales volume during 2005. FEMSA Cerveza believes that tariff elimination has had a limited effect on the Mexican beer market because imported beers are largely premium and super-premium products sold in aluminum cans, which are a more expensive means of packaging in Mexico than beer sold in returnable bottles. However, periods of relative strength of the Mexican peso with respect to the U.S. dollar may lower the price of imported beer to consumers and may result in increased demand for imported beer in the Mexican market.

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

Mexican Regional Demographic Statistics

Region	Percent of 2005 Total Population	Percent of Total 2005 Gross Domestic Product	Per Capita 2005 Gross Domestic Product
			(in thousands of Mexican pesos)
Northern	26.4%	33.1%	Ps.	93.2
Southern	22.7	14.9		48.8
Central	50.9	52.0		76.0

Total	100.0%	100.0%	Ps.	74.4

Source:	FEMSA Cerveza estimates based on figures published by the Mexican Institute of Statistics (INEGI) and CAPEM Oxford Economics Forecasting.

Government regulation

The Mexican federal government regulates beer consumption in Mexico primarily through taxation while local governments in Mexico regulate primarily through the issuance of licenses that authorize retailers to sell alcoholic beverages.

Federal taxes on beer consisted of a 25% excise tax and a 15% value-added tax, which together represented 43.75% of the total pre-tax price of beer to retailers. In 2005, the excise tax was amended for the first time since January 1998. Effective January 1, 2006, the excise tax will be the higher of (1) 25% and (2) Ps. 3 per liter for non-returnable presentation or Ps. 1.74 for returnable presentations, as part of an environmental initiative by the Mexican governmental to encourage returnable presentations. The tax component of retail beer prices is significantly higher in Mexico than in the United States.

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

Demographics of beer drinking population

We estimate that annual per capita beer consumption for the total Mexican population reached approximately 55 liters in 2005. The legal drinking age is 18 in Mexico. We consider the population segment of men between the ages of 18 and 45 to be FEMSA Cerveza’s primary market. At least 39% of the Mexican population is under the age of 18 and, therefore, is not considered to be part of the beer drinking population.

Based on historical trends and what management perceives as the continued social acceptance of beer consumption, FEMSA Cerveza believes that general population growth will result in an increase in the number of beer consumers in Mexico. Based on historical trends as measured by the Mexican Institute of Statistics, we expect the Mexican population to grow at an average annual rate of approximately 1.2% per year over the period from 2006 to 2010. We estimate that over the next 10 years approximately in excess of 1.6 million additional people per year will become potential beer consumers due to the natural aging of the Mexican population.

In 2005, estimated annual per capita beer consumption was approximately 55 liters in Mexico, as compared to approximately 80 liters in the United States. Generally speaking, countries with higher per capita beer consumption have relatively higher per capita income. In 2005, per capita income in Mexico was equivalent to approximately US$ 6,828, compared to a per capita income of approximately US$ 41,856 in the United States. FEMSA Cerveza identifies approximately 66% of its consumers as blue collar, 24% as white collar and the remaining 10% as students, unemployed, retirees or other.

Macroeconomic influences affecting beer consumption

We believe that consumption activity in the Mexican beer market is heavily influenced by the general level of economic activity in Mexico, the country’s gross wage base, changes in real disposable income and employment levels. As a result, the beer industry reacts sharply to economic change. The industry generally experiences high volume growth in periods of economic strength and slower volume growth or volume contraction in periods of economic weakness. Domestic beer sales declined in 1982, 1983 and 1995. These sales decreases correspond to periods in which the Mexican economy experienced severe disruptions. Similarly, the economic slowdown observed in 2001 and 2002 corresponded to a reduction in domestic beer sales in 2002. In 2003, given the effect of a continued economic slowdown on consumers, FEMSA Cerveza decided not to increase prices. The reduction in prices in real terms (after giving effect to inflation) was the main driver for increasing sales volumes during 2003. In 2004, growth in Mexico’s gross domestic product was the main driver for increasing beer sales volume, despite price increases in nominal terms in the Mexican beer industry. In 2005, beer sales volume growth outpaced growth in Mexico’s gross domestic product.

Mexican Beer Prices

After more than 18 months without a price increase, FEMSA Cerveza increased prices in Mexico during the first quarter of 2004. The effect of these price increases was partially offset by promotional activity that reduced the price of beer, due to a strong competitive environment. During 2005, FEMSA Cerveza increased prices in

Mexico in line with inflation. In the first quarter of 2006, FEMSA Cerveza increased prices in Mexico by brand, presentation and point of sale, resulting in an average price increase of 3.5% in nominal Mexican peso terms.

According to the Bank of Mexico’s consumer beer price index, for the Mexican beer industry as a whole, average consumer beer prices increased 1.0% in nominal terms, which amounted to a 3.0% decrease in real terms after considering Mexican inflation for the year. The following table shows relative real average retail prices since 2001 for the Mexican beer industry:

Mexican Beer Industry

Cumulative Real Consumer Beer Price Index: 2001-2005

(2001 = 100%)

Year Ended December 31,
2005	2004	2003	2002	2001
91.8	94.7	96.7	100.4	100.0

Source:	Bank of México

FEMSA Cerveza’s Beer Sales Volume

FEMSA Cerveza volume figures contained in this annual report refer to invoiced sales volume of beer. Invoiced sales volume represents the quantity of hectoliters of beer sold by FEMSA Cerveza’s breweries to unaffiliated distributors and by affiliated distributors to retailers. The term hectoliter means 100 liters or approximately 26.4 U.S. gallons.

FEMSA Cerveza’s total beer sales volume totaled 27.018 million hectoliters in 2005, an increase of 5.2% from total sales volume of 25.682 million hectoliters in 2004. In 2005, FEMSA Cerveza’s domestic beer sales volume increased by 4.9% to 24.580 million hectoliters and export beer sales volume increased by 8.8% to 2.438 million hectoliters.

FEMSA Cerveza Total Beer Sales Volumes

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(in thousands of hectoliters)
Domestic beer sales volume	24,580	23,442	22,582	21,856	22,018
Export beer sales volume	2,438	2,240	1,982	1,955	1,843

Total beer sales volume	27,018	25,682	24,564	23,811	23,861

FEMSA Cerveza’s domestic beer sales volume recorded a compounded average growth rate of 2.8% for the period 2001 through 2005. This compares with the 2.3% compounded average growth rate of the Mexican gross domestic product for the same period. Domestic beer sales for the same period recorded a 2.4% compounded average growth rate. FEMSA Cerveza’s export sales volume recorded a compound average growth rate of 7.2% for the same period, while the compound average growth rate for export sales was 16.8%.

FEMSA Cerveza’s Beer Presentations

FEMSA Cerveza produces and distributes beer in returnable glass bottles and kegs and in non-returnable aluminum cans and glass bottles. FEMSA Cerveza uses the term presentation to reflect these packaging options. The following table shows the percent of total beer sales volume by presentation for the year ended December 31, 2005:

FEMSA Cerveza’s Total Beer Volume by Presentation

Year Ended December 31, 2005

Presentation	Percentage
Returnable bottles	60.4%
Non-returnable bottles	10.0
Cans	27.9
Kegs	1.7

Total	100.0%

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

Relative Pricing in the Mexican Market

Returnable bottles and kegs are the least expensive beer presentation on a per-milliliter basis. Cans and non-returnable bottles have historically been priced higher than returnable bottles. In 2005, the weighted average of this difference was between 25% and 30% higher price per-milliliter for non-returnable presentations. The consumer preference for presentations in cans has varied considerably over the past 20 years, rising in periods of economic prosperity and declining in periods of economic austerity, reflecting the price differential between these forms of packaging.

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

Export beer sales volume of 2.438 million hectoliters in 2005 represented 9.0% of FEMSA Cerveza’s total beer sales volume and accounted for 10.2% of FEMSA Cerveza’s total beer sales. The following table highlights FEMSA Cerveza’s export beer sales volumes and export beer sales:

FEMSA Cerveza Export Summary

	Year Ended December 31,
	2005	2004	2003	2002	2001
Export beer sales volume(1)	2,438	2,240	1,982	1,955	1,843
Volume growth(2)	8.8%	13.0%	1.4%	6.1%	6.6%
Percent of total beer sales volumes	9.0%	8.7%	8.1%	8.2%	7.7%
Export beer sales:
Mexican pesos(3) (millions)	2,515	1,860	1,609	1,441	1,352
U.S. dollars(4) (millions)	227	156	133	127	123
Revenue growth (US$)(2)	45.8%	16.7%	4.6%	3.7%	7.3%
Percent of total beer sales	10.2%	8.1%	7.2%	6.5%	6.3%

Source: FEMSA Cerveza.

(1)	Thousands of hectoliters.
(2)	Percentage change over prior year.
(3)	Constant Mexican pesos at December 31, 2005.
(4)	Export beer sales are invoiced and collected in U.S. dollars.

FEMSA Cerveza currently exports its products to more than 70 countries. The principal export markets for FEMSA Cerveza are North America, Europe, Latin America and Asia. In 2005, export beer sales volume to these regions accounted for 91.4%, 3.7%, 3.3% and 1.6%, respectively, of FEMSA Cerveza’s export beer sales volume.

FEMSA Cerveza’s principal export brands are Tecate, XX Lager, Dos Equis (Amber) and Sol. These brands collectively accounted for 93% of FEMSA Cerveza’s export sales volume for the year ended December 31, 2005.

FEMSA Cerveza’s Principal Export Brands

Year Ended December 31, 2005

Brand	Percent of Export Volume
Tecate	58.3%
XX Lager and Dos Equis	23.5
Sol	11.6
Carta Blanca	4.8
Bohemia	1.8

Total	100.0%

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

Primary Distribution

FEMSA Cerveza’s primary distribution in Mexico is from its production facilities to its distribution centers’ warehouses. FEMSA Cerveza delivers to a combination of company-owned and third party distributors. In an effort to improve the efficiency and alignment of the distribution network, FEMSA Cerveza has adjusted its relationship with independent distributors by implementing franchise agreements and as a result, has achieved economies of scale through integration with FEMSA Cerveza’s operating systems. FEMSA Cerveza has also increased the number of company-owned distributors by acquiring third party distributors in recent years. In 2005, approximately 77% of FEMSA Cerveza’s domestic beer sales volume passed through 232 company-owned distribution centers. The remaining 23% was sold through 75 independent distributors, most of them operating under franchise agreements with FEMSA Cerveza. A franchise agreement is offered only to those distributors that meet certain standards of operating capabilities, performance and alignment. FEMSA Cerveza has historically and intends to continue in the future to acquire those distributors that do not meet these standards. Through this initiative FEMSA Cerveza will continue to seek to increase its domestic beer sales volume through company-owned distribution centers.

In addition to distributing its own brands, on June 22, 2004, FEMSA Cerveza’s brewing subsidiary and Coors Brewing Company entered into an agreement pursuant to which FEMSA Cerveza’s subsidiary was appointed the exclusive importer, distributor, marketer and seller of Coors Light beer in Mexico.

Retail Distribution

The main sales outlets for beer in Mexico are small, independently-owned “mom and pop” grocery stores, dedicated beer stores or “depósitos,” liquor stores and bars. Supermarkets account for only a small percentage of beer sales in Mexico. In addition, FEMSA Comercio operates a chain of more than 4,141 convenience stores under the trade name Oxxo that exclusively sell FEMSA Cerveza’s brands.

Distribution of FEMSA Cerveza Domestic Beer Sales Volume by Outlet

Year Ended December 31, 2005

Points of Sale	Percentage
Small grocery stores	21.8%
Beer and liquor stores	28.8
Mini-markets and convenience stores	19.0
Other points of sale	7.0

Subtotal	76.6

Consumption Centers	Percentage
Bars	10.2%
Restaurants	3.9
Nightclubs	2.4
Other consumption centers	6.9

Subtotal	23.4

Total	100.0%

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

During 2004, FEMSA Cerveza completed the implementation of the pre-sale process in its company-owned distribution centers, which as of December 31, 2005 represented 86% of the beer sales volume of FEMSA Cerveza’s company-owned distribution centers. As of December 31, 2005, FEMSA Cerveza serves more than 310,000 retailers and its distribution network operates approximately 2,044 retail distribution routes. This is slightly lower than the number of routes in operation in 2004 (without considering 87 routes acquired from third party distributors during 2005), and reflects the reconfiguration in distribution logistics as a result of the implementation of pre-sale in many key markets.

Enterprise Resource Planning

FEMSA Cerveza operates an Enterprise Resource Planning system, or ERP, that provides an information and control platform to support commercial activities nationwide and correlate them with the administrative and business development decision-making process occurring in FEMSA Cerveza’s central office. By June of 2006, the domestic beer sales volume of all of FEMSA Cerveza’s company-owned distribution centers is expected to be operating through ERP as well as some of its most important third party distributors.

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

Plants and Facilities

FEMSA Cerveza currently operates six breweries in Mexico with an aggregate monthly production capacity of 2,808 thousand hectoliters, equivalent to approximately 33.7 million hectoliters of annual capacity. Each of FEMSA Cerveza’s Mexican breweries has received ISO 9002 certification and a Clean Industry Certification (Industria Limpia) given by Mexican environmental authorities. A key consideration in the selection of a site for a brewery is its proximity to potential markets, as the cost of transportation is a critical component of the overall cost of beer to the consumer. FEMSA Cerveza’s Mexican breweries are strategically located across the country, as shown in the table below, to better serve FEMSA Cerveza’s distribution system.

FEMSA Cerveza Facility Capacity Summary

Year Ended December 31, 2005

Brewery	Average Annualized Capacity
(in thousands of hectoliters)
Orizaba	7,200
Monterrey	7,800
Toluca	5,400
Navojoa	5,400
Tecate	4,680
Guadalajara	3,216

Total	33,696

Average capacity utilization	78.0%

Between 2001 and 2005, FEMSA Cerveza increased its average monthly production capacity by approximately 190,000 hectoliters through additional investments in existing facilities. During 2004, FEMSA Cerveza expanded average monthly capacity in the Navojoa brewery to achieve a production capacity of 450,000 hectoliters. FEMSA Cerveza’s management believes that it will be able to continue to adequately expand its production capacity by investing in existing facilities.

During 2005, FEMSA Cerveza increased its malting capacity by 16% to 154,000 tons per year with the opening of its new malt-production facility in Puebla, Mexico. Covering an area of 18,000 square meters, this facility is one of the largest and most technologically advanced in the world.

FEMSA Cerveza operates seven effluent water treatment systems in Mexico to treat the water used by the breweries, all of which are wholly owned by FEMSA Cerveza except for the effluent treatment system at the Orizaba brewery, which is a joint venture among FEMSA Cerveza, several other local companies and the government of the state of Veracruz.

Glass Bottles and Cans

On December 20, 2004, the glass bottle and can operations that were formerly part of FEMSA Empaques, S.A. de C.V., which we refer to as FEMSA Empaques, became part of FEMSA Cerveza. These operations produce (1) beverage cans and can ends, (2) glass bottles and (3) crown caps for glass bottle presentations. The operations include a silica sand mine, which provides materials necessary for the production of glass bottles. The following table provides a summary of the facilities for these operations:

FEMSA Cerveza Glass Bottle and Beverage Can Operations Product Summary

Year Ended December 31, 2005

Product	Location	Annual Production Capacity(1)	% Average Capacity Utilization
Beverage cans	Ensenada	1,600	100.0
	Toluca	1,800	100.0

		3,400	100.0
Can ends	Monterrey	4,300	96.4
Crown cap	Monterrey	18,000	94.8
Glass bottles	Orizaba	1,300	86.7
Bottle decoration	Nogales	330	46.2
Silica sand	Acayucan	360,000	100.0

(1)	Amounts are expressed in millions of units of each product, except for silica sand which is expressed in thousands of tons.

Two plants produce aluminum beverage can bodies at production facilities in Ensenada and Toluca, and another plant produces can ends at a production facility in Monterrey. During 2005, 53% of the beverage can volume produced by these plants was used by FEMSA Cerveza and the remaining amount was sold to third parties.

Glass bottles are produced at a glass production facility in Orizaba, Veracruz and bottles are decorated at a plant in Nogales, Veracruz. During 2005, 77% of the glass bottle volume produced by these plants was used by FEMSA Cerveza, 17% was sold to Coca-Cola FEMSA and the remaining 6% was sold to third parties.

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

Aluminum and steel are two of the most significant raw materials used in FEMSA Cerveza’s packaging operations to make aluminum cans, can ends and bottle caps. FEMSA Cerveza purchases aluminum and steel directly from international and local suppliers on a contractual basis. These contracts generally have terms of six months or one year and specify prices free-on-board at FEMSA Cerveza’s facilities. Companies such as Alcoa, Nittetsu-Shoji, Noreli, CSN, Rasselstein and AHMSA have been selected as suppliers. Prices for aluminum have been volatile in recent periods, and market prices increased approximately by 9% in 2005. Prices of aluminum and steel are generally quoted in U.S. dollars, and FEMSA Cerveza’s cost is therefore affected by changes in exchange rates. For example, a depreciation of the Mexican peso against the U.S. dollar will increase the cost to FEMSA Cerveza of aluminum and steel, as its sales are generally denominated in Mexican pesos. To date, FEMSA Cerveza’s silica sand mine has been able to satisfy all of the silica sand requirements of its glass bottle operations.

Barley is FEMSA Cerveza’s most significant raw material for the production of its beer products. International markets determine the prices and supply sources of agricultural raw materials, which are affected by the level of crop production, inventories, weather conditions, domestic and export demand, as well as government regulations affecting agriculture. The principal source of barley for the Mexican beer industry is the domestic harvest. If domestic production is insufficient to meet the industry’s requirements, barley (or its equivalent in malt) can be obtained from international markets. Before 2003, pursuant to NAFTA, an annual duty-free import quota for barley (or its equivalent in malt) was set. In 2003, under NAFTA, barley imports from the U.S. and Canada are tax-free and there are no import quota restrictions. Prior to NAFTA, domestic barley prices were significantly higher than international barley prices. Since the implementation of NAFTA, domestic barley prices have been stabilizing considering international references, freights and import expenses. We have generally been able to obtain our barley requirements in the domestic market. Hops is the only ingredient that is not available domestically. FEMSA Cerveza imports hops primarily from the United States and Europe.

FEMSA Comercio

Overview and Background

FEMSA Comercio operates the largest chain of convenience stores in Mexico, measured in terms of number of stores as of December 31, 2005, under the trade name Oxxo. As of December 31, 2005, FEMSA Comercio operated 4,141 Oxxo stores located in 28 states of the country, with a particularly strong presence in the northern part of Mexico.

FEMSA Comercio, the largest single customer of FEMSA Cerveza and of the Coca-Cola system in Mexico, was established by FEMSA in 1978 when two Oxxo stores were opened in Monterrey, one store in Mexico City and another store in Guadalajara. The motivating factor behind FEMSA’s entrance into the retail industry was to enhance beer sales through company-owned retail outlets as well as to gather information on customer preferences. In 2005, sales of beer through Oxxo represented 8.6% of FEMSA Cerveza’s domestic beer sales volume as well as approximately 13% of FEMSA Comercio’s revenues. In 2005, a typical Oxxo store carried 2,103 different store keeping units (SKUs) in 35 main product categories, representing a significant increase in the product offering historically carried by Oxxo stores.

In recent years, FEMSA Comercio has gained importance as an effective distribution channel for our beverage products, as well as a rapidly growing point of contact with our consumers. Based on the belief that location plays a major role in the long-term success of a retail operation such as a convenience store, as well as a role in our continually improving ability to accelerate and streamline the new-store development process, FEMSA Comercio has focused on a strategy of rapid, profitable growth. FEMSA Comercio opened 437, 582, 668 and 675 net new Oxxo stores in 2002, 2003, 2004 and 2005, respectively. The accelerated expansion yielded total revenue growth of 21.8% to reach Ps. 28,734 million in 2005, while same store sales increased 8.7%, which was considerably higher than the retail industry average. FEMSA Comercio served approximately 978 million customers in 2005 compared to 846 million in 2004.

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

FEMSA Comercio has made and will continue to make significant investments in information technology to improve its ability to capture customer information from its existing stores and to improve its overall operating performance. Approximately 99.3% of the products carried through Oxxo stores are bar-coded, and 100% of the Oxxo stores are equipped with point-of-sale systems that are integrated into a company-wide computer network. To implement revenue management strategies, FEMSA Comercio created a division in charge of product category management for products, such as beverages, fast food and perishables, to enhance and better utilize its consumer information base and market intelligence capabilities. FEMSA Comercio is implementing an ERP system, which will allow FEMSA Comercio to redesign its key operating processes and enhance the usefulness of its market information going forward.

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

Store Locations

With 4,141 Oxxo stores in Mexico as of December 31, 2005, FEMSA Comercio operates the largest convenience store chain in Latin America measured by number of stores. Oxxo stores are concentrated in the northern part of Mexico, but also have a growing presence in central Mexico and the Gulf coast.

FEMSA Comercio has aggressively expanded its number of stores over the past several years. The average investment required to open a new store varies, depending on location and format and whether the store is opened in an existing retail location or requires construction of a new store. FEMSA Comercio is generally able to use supplier credit to fund the initial inventory of new stores.

Growth in Total Oxxo Stores

	Year Ended December 31,
	2005	2004	2003	2002	2001
Total Oxxo stores	4,141	3,466	2,798	2,216	1,779
Store growth (% change over previous year)	19.5%	23.9%	26.3%	24.6%	20.0%

FEMSA Comercio currently expects to continue the growth trend established over the past several years by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets. Management believes that the southeast part of Mexico is particularly underserved by the convenience store industry.

The identification of locations and pre-opening planning in order to optimize the results of new stores are important elements in FEMSA Comercio’s growth plan. FEMSA Comercio continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores unable to maintain benchmark standards are generally closed. Between December 31, 2001 and 2005, the total number of Oxxo stores increased by 2,362, which resulted from the opening of 2,441 new stores and the closing of 79 existing stores.

Competition

Oxxo competes in the convenience store segment of the retail market with 7-Eleven, Super Extra, Circle-K and AM/PM, as well as other local convenience stores. The format of these stores is similar to the format of the Oxxo stores. Oxxo competes both for consumers and for new locations for stores and the managers to operate those stores. Based on an internal market survey conducted by FEMSA Comercio, management believes that, as of December 31, 2005, there were approximately 6,787 stores in Mexico that could be considered part of the convenience store segment of the retail market. Oxxo is the largest chain in Mexico, operating more than half of these stores. Furthermore, FEMSA Comercio operates in 28 states and has much broader geographical coverage than any of its competitors in Mexico.

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

Approximately 68% of Oxxo’s customers are between the ages of 15 and 35. FEMSA Comercio also segments the market according to demographic criteria, including income level.

Store Characteristics

The average size of an Oxxo store is approximately 111 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 185 square meters and, when parking areas are included, the average store size increases to approximately 432 square meters.

FEMSA Comercio—Operating Indicators

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(percentage increase compared to previous year)
Total FEMSA Comercio revenues	21.8%	24.8%	24.5%	18.2%	19.1%
Oxxo same-store sales(1)	8.7%	8.9%	8.2%	6.0%	6.4%

	(percentage of total)
Beer-related data:
Beer sales as % of total store sales	13.0%	13.4%	12.8%	13.3%	13.6%
Oxxo store sales as a % of FEMSA Cerveza’s volume	8.6%	7.3%	5.4%	4.5%	3.9%

(1)	Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for at least 13 months with the sales of those same stores during the previous year.

Beer, telephone cards, soft drinks and cigarettes represent the main product categories for Oxxo stores. FEMSA Comercio has a distribution agreement with FEMSA Cerveza. As a result of this agreement, Oxxo stores only carry beer brands produced and distributed by FEMSA Cerveza. Prior to 2001, Oxxo stores had informal agreements with Coca-Cola bottlers, including Coca-Cola FEMSA’s territories in central Mexico, to sell only their products. Since 2001, a limited number of Oxxo stores began selling Pepsi products in certain cities in northern Mexico, as part of a defensive competitive strategy.

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

Management believes that the Oxxo chain’s scale of operations provides FEMSA Comercio with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. Given the fragmented nature of the retail industry in Mexico in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks, cigarettes and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 58% of the products carried by the Oxxo chain are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by FEMSA Comercio’s distribution system, which includes seven regional warehouses located in Monterrey, Mexico City, Guadalajara, Mexicali, Mérida, León and Chihuahua. The distribution centers operate a fleet of approximately 187 trucks that make deliveries to each store approximately every week.

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

Other Stores

FEMSA Comercio also operates other stores under the names Bara, Six and Matador.

Other Business Segment

Our other business segment consists of the following smaller operations that support our core operations:

•	Our commercial refrigerators, labels and flexible packaging subsidiaries. The refrigeration business produces vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 180,300 units at December 31, 2005. In 2005, this business sold 159,050 refrigeration units, 18% of which were sold to FEMSA Cerveza, 41% of which were sold to Coca-Cola FEMSA and the remainder of which were sold to third parties. The labeling and flexible packaging business has its facility in Monterrey with an annual production capacity of 13,500 tons of flexible packaging. In 2005, this business sold 19% of its label sales volume to FEMSA Cerveza, 11% to Coca-Cola FEMSA and 70% to third parties. Management believes that growth at these businesses will continue to reflect the marketing strategies of Coca-Cola FEMSA and FEMSA Cerveza.

•	Our logistics services subsidiary provides logistics services to Coca-Cola FEMSA, FEMSA Empaques, the packaging operations of FEMSA Cerveza, FEMSA Comercio and third party clients that either supply or participate directly in the Mexican beverage industry or in other industries. This business provides integrated logistics support for its clients’ supply chain, including the management of carriers and other supply chain services.

•	One of our subsidiaries is the owner of the Mundet brands of soft drinks and certain concentrate production equipment, which are licensed to and produced and distributed by Coca-Cola FEMSA.

•	Our corporate services subsidiary employs all of our corporate staff, including the personnel managing the areas of finance, corporate accounting, taxation, legal, financial and strategic planning, human resources and internal audit. Through this subsidiary, we direct, control, supervise and review the operations of our sub-holding companies. FEMSA Cerveza, FEMSA Comercio and our packaging subsidiaries pay management fees for the services provided to them. In addition, FEMSA Cerveza and Coca-Cola FEMSA have each entered into a services agreement pursuant to which they pay for specific services.

Description of Property, Plant and Equipment

As of December 31, 2005, we owned all of our manufacturing facilities and substantially all of our warehouses and distribution centers. Our properties primarily consisted of production and distribution facilities for our beer and soft drink operations and office space. In addition, FEMSA Comercio owns approximately 12% of the Oxxo store locations, while the other stores are located in properties that are rented under long-term lease arrangements with third parties.

The table below sets forth the location, principal use and production area of our production facilities, and the sub-holding company that owns such facilities.

Production Facilities of FEMSA

As of December 31, 2005

Sub-holding Company	Location	Principal Use	Production Area
			(in thousands of sq. meters)
Coca-Cola FEMSA
Mexico	San Cristóbal de las Casas, Chiapas	Soft Drink Bottling Plant	24
	Cedro, Distrito Federal	Soft Drink Bottling Plant	18
	Cuautitlán, Estado de México	Soft Drink Bottling Plant	35
	Los Reyes la Paz, Estado de México	Soft Drink Bottling Plant	28
	Toluca, Estado de México	Soft Drink Bottling Plant	280
	Celaya, Guanajuato	Soft Drink Bottling Plant	87
	León, Guanajuato	Soft Drink Bottling Plant	38
	Morelia, Michoacan	Soft Drink Bottling Plant	50
	Juchitán, Oaxaca	Soft Drink Bottling Plant	27
	Ixtacomitán, Tabasco	Soft Drink Bottling Plant	90
	Apizaco, Tlaxcala	Soft Drink Bottling Plant	80
	Coatepec, Veracruz	Soft Drink Bottling Plant	96

Guatemala	Guatemala City	Soft Drink Bottling Plant	46

Nicaragua	Managua	Soft Drink Bottling Plant	71

Costa Rica	San José	Soft Drink Bottling Plant	52

Panama	Panama City	Soft Drink Bottling Plant	29

Colombia	Barranquilla	Soft Drink Bottling Plant	27
	Bogotá Norte	Soft Drink Bottling Plant	89
	Bucaramanga	Soft Drink Bottling Plant	27
	Cali	Soft Drink Bottling Plant	89
	Manantial	Soft Drink Bottling Plant	33
	Medellín	Soft Drink Bottling Plant	44

Venezuela	Antimano	Soft Drink Bottling Plant	14
	Barcelona	Soft Drink Bottling Plant	141
	Maracaibo	Soft Drink Bottling Plant	34
	Valencia	Soft Drink Bottling Plant	91

Brazil	Campo Grande	Soft Drink Bottling Plant	36
	Jundiaí	Soft Drink Bottling Plant	191
	Mogi das Cruzes	Soft Drink Bottling Plant	95

Argentina	Alcorta	Soft Drink Bottling Plant	73

Sub-holding Company	Location	Principal Use	Production Area
			(in thousands of sq. meters)
FEMSA Cerveza
	Tecate, Baja California Norte	Brewery	597
	Toluca, Estado de México	Brewery	375
	Guadalajara, Jalisco	Brewery	105
	Monterrey, Nuevo León	Brewery	446
	Navojoa, Sonora	Brewery	517
	Orizaba, Veracruz	Brewery	362
	Pachuca, Hidalgo	Malt Plant	31
	San Marcos, Puebla	Malt Plant	110
	Ensenada, Baja California Norte	Beverage Cans	33
	Toluca, Estado de México	Beverage Cans	22
	Monterrey, Nuevo León	Crown Caps and Can Lids	51
	Acayucan, Veracruz	Silica Sand Mine	7
	Nogales, Veracruz	Bottle Decoration	26
	Orizaba, Veracruz	Glass Bottles	23

Insurance

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including explosion, fire, vandalism, riot and losses incurred in connection with goods in transit. In addition, we maintain an “all risk” liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. The policies are issued by Allianz México, S.A., Aseguradora, and the coverage is partially reinsured in the international reinsurance market. We believe that our coverage is consistent with the coverage maintained by similar companies operating in Mexico.

Capital Expenditures and Divestitures

Our consolidated capital expenditures for the years ended December 31, 2005, 2004 and 2003 were Ps. 6,505 million, Ps. 7,147 million and Ps. 7,456 million, respectively, and were for the most part financed from cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2005		2004		2003
	(in millions of constant Mexican pesos)
Coca-Cola FEMSA	Ps.	2,012	Ps.	2,009	Ps.	2,164
FEMSA Cerveza		2,882		3,276		3,855
FEMSA Comercio		1,368		1,703		1,311
Other		243		159		126

Total	Ps.	6,505	Ps.	7,147	Ps.	7,456

Coca-Cola FEMSA

During 2005, Coca-Cola FEMSA’s capital expenditures focused on integration of its acquired territories, placing refrigeration equipment with retailers and investments in returnable bottles and cases, increasing plant operating efficiencies, improving the efficiency of its distribution infrastructure and advancing information technology. Capital expenditures in Mexico were approximately Ps. 1,021 million and accounted for most of its capital expenditures.

FEMSA Cerveza

Production

During 2005, FEMSA Cerveza invested approximately Ps. 316 million on equipment substitution and upgrades in its facilities. FEMSA Cerveza’s monthly installed capacity as of December 31, 2005 was 2.8 million hectoliters, equivalent to an annualized installed capacity of 33.7 million hectoliters. In addition, FEMSA Cerveza invested Ps. 139 million in plant improvements and equipment upgrades for its beverage can and glass bottle operations.

Distribution

In 2005, FEMSA Cerveza invested Ps. 391 million in its distribution network. Approximately Ps. 126 million of this amount was invested in the replacement of trucks in its distribution fleet, Ps. 152 million in land and buildings and improvements to leased properties dedicated to various distribution functions, and the remaining Ps. 113 million in other distribution-related investments.

Market-related Investments

During 2005, FEMSA Cerveza invested approximately Ps. 2,000 million in market-related activities and brand support in the domestic market. Approximately 75% of these investments were directed to tied-customer agreements with retailers and commercial support to owned and third party distributors. Investments in retail agreements with tied customers that exceed a one-year term are capitalized and amortized over the life of the agreement. In general, FEMSA Cerveza’s retail agreements are for a period of three to four years. Other market-related investments include the purchase of refrigeration equipment, coolers, plastic furniture and other promotional items. These items are placed with retailers as a means of facilitating the retailers’ ability to service consumers and to promote the image and profile of FEMSA Cerveza’s brands.

Information Technology Investments

In addition, during 2005, FEMSA Cerveza invested Ps. 108 million in ERP system software.

FEMSA Comercio

FEMSA Comercio’s principal investment activity is the construction and opening of new stores. During 2005, FEMSA Comercio opened 675 net new Oxxo stores. FEMSA Comercio invested Ps. 1,368 million in 2005 in the addition of new stores and improvements to leased properties.

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

Mexico

In Mexico, the principal legislation is the Ley General de Equilibrio Ecológico y Protección al Ambiente (the Federal General Law for Ecological Equilibrium and Environmental Protection) or the Mexican Environmental Law and the Ley General para la Prevención y Gestión Integral de los Residuos (the General Law for the Prevention and Integral Management of Waste), which are enforced by the Secretaría del Medio Ambiente, Recursos Naturales y Pesca (the Ministry of the Environment, Natural Resources and Fisheries) or SEMARNAP. SEMARNAP can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to air and water emissions and hazardous wastes and set forth standards for waste water discharge that apply to our operations. We are also subject to certain minimal restrictions on the operation of delivery trucks in Mexico City. We have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City. See “—Coca-Cola FEMSA—Product Distribution.”

In addition, we are subject to the Ley Federal de Derechos (the Federal Law of Governmental Fees), also enforced by SEMARNAP. Adopted in January 1993, the law provides that plants located in Mexico City that use deep water wells to supply their water requirements must pay a fee to the city for the discharge of residual waste water to drainage. In 1995, municipal authorities began to test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by SEMARNAP. All of our bottler plants located in Mexico City, as well as the Toluca plant, met these new standards in 2001, and as a result, we were not subject to additional fees.

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

Water Supply Law

FEMSA Cerveza and Coca-Cola FEMSA purchase water in Mexico directly from municipal water companies and pump water from their own wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the Ley de Aguas Nacionales de 1992

(the 1992 Water Law), and regulations issued thereunder, which created the Comisión Nacional del Agua (the National Water Commission). The National Water Commission is charged with overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run for five, ten, fifteen and up to thirty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms to be extended upon termination, which is a regular practice. These extensions are given for the same period of time given in the original concession. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water is not used by the concessionaire for three consecutive years. However, because the current concessions for each of FEMSA Cerveza and Coca-Cola FEMSA’s plants in Mexico do not match each plant’s projected needs for water in future years, we successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. These concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees. We believe that we are in compliance with the terms of our existing concessions.

Although we have not undertaken independent studies to confirm the sufficiency of the existing or future groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico. We can give no assurances, however, that groundwater will be available in sufficient quantities to meet our future production needs or that we will be able to maintain our current concessions.

We do not currently require a permit to obtain water in our other territories. In Nicaragua, Costa Rica and some plants in Colombia, we own private water wells. In Argentina, we obtain water from Aguas Argentinas S.A., a privately-owned concessionaire of the Argentine government. In the remainder of our territories, we obtain water from governmental agencies or municipalities. In the past five years we have not had a water shortage in any of our territories, although we can give no assurances that water will be available in sufficient quantities to meet our future production needs or that additional regulations relating to water use will not be adopted in the future.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements and the notes to those financial statements. Our audited consolidated financial statements were prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Notes 27 and 28 to our audited consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, as well as U.S. GAAP consolidated balance sheets, statements of income, changes in stockholders’ equity and cash flows for the same periods presented for Mexican GAAP purposes and a reconciliation to U.S. GAAP of net income and stockholders’ equity. See “—U.S. GAAP Reconciliation.”

Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding its results of operations and financial position during the periods discussed in this section:

•	The financial information presented is often not comparable to prior or subsequent periods because of the acquisition of Panamco by our subsidiary Coca-Cola FEMSA in May 2003.

•	Coca-Cola FEMSA has completed the integration of the Panamco territories and for the full-year 2005 achieved sales volume, total revenue and operating income growth when compared to the full-year results of 2004.

•	At FEMSA Cerveza, total beer sales volumes have increased in both Mexico and in the export market. FEMSA Cerveza increased its operating income ahead of total revenue growth for the 11th consecutive year. Heineken USA began distributing FEMSA Cerveza’s beer brands in the United States on January 1, 2005 with very encouraging results.

•	FEMSA Comercio continues to increase the number of Oxxo stores and to grow in terms of total revenues and as a percentage of our consolidated total revenues. FEMSA Comercio has lower operating margins than our beverage businesses. We expect to continue to expand the Oxxo chain during 2006.

•	In May 2005, we issued equity through a public offering that resulted in net proceeds of US$700 million, which were used to pay down debt incurred to finance the purchase of the 30% minority interest of FEMSA Cerveza from InBev in August 2004.

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

Recent Developments

On January 13, 2006, FEMSA Cerveza acquired 68% of the equity of the Brazilian brewer Kaiser from Molson Coors. FEMSA Cerveza paid US$68 million to Molson Coors to acquire 68% of Kaiser. At closing, Kaiser had financial debt of approximately US$60 million and certain contingent liabilities and claims. As part of the transaction to acquire Kaiser, FEMSA Cerveza has received certain indemnity provisions from Molson Coors. Molson Coors retained a 15% ownership stake in Kaiser, while Heineken’s previous ownership of 17% remained unchanged.

Comparability of Information Presented-Panamco Acquisition

Under Mexican GAAP, Panamco is included in our audited consolidated financial statements since May 2003 and is not included prior to this date. As a result, our consolidated financial information for the year ended

December 31, 2003 is not comparable to subsequent periods. The acquisition of Panamco only impacts the comparability of our consolidated information and of the Coca-Cola FEMSA segment. The comparability of our remaining segments is not affected by the acquisition.

Effects of Changes in Economic Conditions

Our results of operations are affected by changes in economic conditions in Mexico and in the other countries in which we operate. For the years ended December 31, 2005, 2004 and 2003, 82.0%, 80.0% and 84.1%, respectively, of our total sales were attributable to Mexico. After the acquisitions of Panamco and Kaiser, we have greater exposure to countries in which we have not historically conducted operations, particularly countries in Central America, Colombia, Venezuela and Brazil, although we continue to generate a substantial portion of our total sales from Mexico. The participation of these other countries as a percentage of our total sales may increase in future periods, in particular, as Kaiser will be included in our consolidated financial information beginning in January 2006.

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

Critical Accounting Estimates

The preparation of our audited consolidated financial statements requires that we make estimates and assumptions that affect (1) the reported amounts of our assets and liabilities, (2) the disclosure of our contingent liabilities at the date of the financial statements and (3) the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on our historical experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an on-going basis. Our significant accounting policies are described in notes 5, 6 and 7 to our audited consolidated financial statements. We believe our most critical accounting policies that imply the application of estimates and/or judgments are the following:

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

Bottles and cases; allowance for bottle breakage

Returnable bottles and cases are recorded at acquisition cost and restated to their replacement cost. For the year ended December 31, 2005, FEMSA Cerveza classified returnable bottles and cases as inventory. Beginning on January 1, 2006, FEMSA Cerveza classifies bottles and cases as part of property, plant and equipment because the company considers them to be long-lived assets. For both of these subsidiaries, breakage is expensed as incurred, and returnable bottles and cases are not depreciated. Whenever we decide to discontinue a particular returnable presentation and retire it from the market, we write-off the discontinued presentation through an increase in the breakage expense. We determine depreciation of bottles and cases only for tax purposes. FEMSA Cerveza decided that beginning in 2005 for tax purposes, it would classify bottles and cases as fixed assets and compute depreciation using the straight-line method at an annual rate of 10%. This change in classification did not impact the total amount of taxes payable, but it generated surcharges over taxes not paid in prior years.

We periodically compare the carrying value of bottle breakage expense with the calculated depreciation expense of our returnable bottles and cases in plant and distribution centers, estimating a useful life of five years for glass beer bottles, four years for returnable glass soft drink bottles and plastic cases and one year for returnable plastic bottles. These useful lives are determined in accordance with our business experience. The annual calculated depreciation expense has been similar to the annual carrying value of bottle breakage expense. Whenever we decide to discontinue a particular returnable presentation and retire it from the market, we write off the discontinued presentation through an increase in breakage expense.

Property, plant and equipment

Property, plant and equipment are depreciated over their estimated useful lives. The estimated useful lives represent the period we expect the assets to remain in service and to generate revenues. We base our estimates on independent appraisals and the experience of our technical personnel.

We describe the methodology used to restate imported equipment in note 7 (g) to our audited consolidated financial statements, which includes applying the exchange and inflation rates of the country of origin utilized as permitted by Mexican GAAP. We believe this method more accurately presents the fair value of the assets than restated cost determined by applying inflation factors.

Coca-Cola FEMSA valued at fair value all fixed assets acquired in the Panamco transaction, considering their operating conditions and the future cash flows expected to be generated based on their estimated remaining useful life as determined by Coca-Cola FEMSA management.

In 2003, we decided to increase from three to five years the estimated useful life for the refrigerators of the Mexican operations of Coca-Cola FEMSA, based on technical studies, strong control over the refrigerators placed in point-of-sales and the replacement investment refrigerator program for the following years. As a result, depreciation expense recorded in 2003 decreased approximately Ps. 100 million due to the change in our accounting estimate. The useful life of refrigerators for the acquired territories is in accordance with the revised accounting estimate of five years.

Valuation of intangible assets and goodwill

As we discuss in note 7 (i) to our audited consolidated financial statements, beginning in 2003 we began to apply Bulletin C-8, “Activos Intangibles” (Intangible Assets), which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Additionally, Bulletin C-8 requires identifying all intangible assets to reduce as much as possible the goodwill associated with business acquisitions. Prior to 2003, the excess of the purchase price over the fair value of the net assets acquired was considered to be goodwill. With the adoption of Bulletin C-8, Coca-Cola FEMSA considers such excess to relate to the rights to produce and distribute Coca-Cola trademark products. We separate intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which we expect to receive the benefits.

As required by Bulletin C-8, we determined the fair value of assets acquired and liabilities assumed as of the date of acquisition, and we assigned the excess purchase price over the fair value of the net assets. In certain circumstances this resulted in the recognition of an intangible asset. The intangible assets are subject to annual impairment tests under U.S. GAAP and Mexican GAAP. We have recorded intangible assets with indefinite lives, which consist of:

•	Coca-Cola FEMSA’s rights to produce and distribute Coca-Cola trademark products for Ps. 37,153 million as a result of the Panamco acquisition;

•	Trademarks and distribution rights for Ps. 9,464 million as a result of the acquisition of the 30% interest of FEMSA Cerveza; and

•	Mundet trademark for Ps. 150 million.

For Mexican GAAP purposes, goodwill is the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying the inflation rate factors of the country of origin and the year-end exchange rate. Until December 31, 2004, goodwill was amortized using the straight-line method over a period of no more than 20 years. The amount of goodwill amortization in 2004 and 2003 was Ps. 14 million and Ps. 15 million, respectively. In 2005, Bulletin B-7, “Adquisiciones de Negocios” (Business Acquisitions), was issued, which establishes that goodwill is no longer subject to amortization, being subject instead to an annual impairment test.

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

During 2003, FEMSA Cerveza recognized an impairment of certain fixed assets to be replaced in accordance with its master investment plan. The replacement cost of the new machinery and equipment compared to the carrying value of these assets resulted in a loss, which was recorded in other expenses in the income statement of Ps. 740 million. In addition, during 2004, we determined the fair value of the fixed assets of FEMSA Cerveza due to the acquisition of the 30% interest of FEMSA Cerveza, and as a result, we recognized a loss in the income statement of Ps. 333 million, which corresponded to the remaining 70% interest of FEMSA Cerveza.

Our evaluations during 2005 and up to the date of this annual report did not lead to any other significant impairment of goodwill or long-lived assets. We can give no assurance that our expectations will not change as a result of new information or developments. Future changes in economic or political conditions in any country in which we operate or in the industries in which we participate, however, may cause us to change our current assessment.

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

Labor liabilities

Our labor liabilities are comprised of pension plan, seniority premium and post-retirement medical services. The determination of our obligations and expenses for pension and other post-retirement benefits is dependent on our determination of certain assumptions used by independent actuaries in calculating such amounts. We evaluate our assumptions at least annually. Those assumptions are described in note 17 to our audited consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. All of our assumptions depend on the economic circumstances of each country in which we operate.

In accordance with Mexican GAAP, actual results that differ from our assumptions (actuarial gains or losses) are accumulated and amortized over future periods and, therefore, generally affect our recognized expenses and recorded obligations in these future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense. The following table is a summary of the three key assumptions to be used in determining 2006 annual pension expense for Mexico, along with the impact on pension expense of a 1% change in each assumed rate.

Assumption	2006 Rate(1)	Impact of Rate Change(2)
		+1%		-1%
	(in real terms)	(in millions of Mexican pesos)
Mexican Subsidiaries:
Discount rate	6.0%	Ps.	(324)	Ps.	260
Salary increase	2.0%		203		(255)
Return on assets	6.0%		(324)		260
Foreign Subsidiaries:
Discount rate	4.5%		(36)		40
Salary increase	1.5%		27		(22)
Return on assets	4.5%		(36)		40

(1)	Calculated using a measurement dated as of November 2005.
(2)	The impact is not the same for an increase of 1% as for a decrease of 1% because the rates are not linear.

Income taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred taxes for recoverability and/or payment, and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred taxes resulting in an impact in net income.

On December 1, 2004, an amendment to the Mexican income tax law was published and became effective as of January 1, 2005. Under this amendment:

•	The statutory income tax rate decreased to 30% for 2005 and will be subsequently reduced by one percentage point per year through 2007, when the rate will be 28%;

•	The tax deduction for inventories will be made through cost of sales, and the inventory balance as of December 31, 2004 will be taxable during the next four to 12 years, based on specific criteria provided in the tax law;

•	Paid employee profit sharing will be deductible for income tax purposes; and

•	The limit on stockholders’ participation in taxable income or loss from Mexican subsidiaries will be eliminated for tax consolidation purposes.

This amendment reduced the deferred income tax liability in 2004, which we recorded as a reduction in taxes in our income statement, by an amount equal to Ps. 622 million.

Tax and legal contingencies

We are subject to various claims and contingencies related to tax and legal proceedings as described in note 25 to our audited consolidated financial statements. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss.

Derivative Financial Instruments

As we mention in note 7 (q) to our consolidated financial statements, beginning in 2005 we began to apply Bulletin C-10, “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities), which requires us to measure all derivative financial instruments at fair value and recognize them in the balance sheet as an asset or liability. Changes in the fair value of derivative financial instruments are recorded each year in net income or as part of other comprehensive income, based on the type of hedging instrument and the effectiveness of the hedge. The fair values of derivative financial instruments are determined using forward price curves. We base our forward price curves upon market price quotations.

We use derivative financial instruments in the normal course of business to manage our exposure to fluctuations in production and packaging material prices, interest rates and foreign currency exchange rates. By policy we do not enter into such contracts for trading purposes or for the purpose of speculation.

Prior to Bulletin C-10, the company’s derivative financial instruments entered into for hedging purposes were valued using the same valuation criteria applied to the hedged asset or liability, and their fair values were disclosed in the notes to our financial statements. Additionally, derivative financial instruments entered into for purposes other than hedging were valued and recorded at fair value. The difference between the derivative financial instrument’s initial value and fair value was recorded in the income statement.

Beginning in 2005, the company records the effect of its embedded derivative financial instruments, which result from implicit or explicit terms in its contracts that affect some or all of the cash flows or value of other exchanges required by the contract in a manner similar to a derivative financial instrument. An embedded derivative that meets certain criteria is separated from the host contract and accounted for as derivative financial instrument.

The cumulative effect, net of taxes, of adopting Bulletin C-10 was the recognition of an asset of Ps. 80 million, of which Ps. 46 million was recorded in the 2005 income statement as a change in accounting principle and Ps. 34 million was recorded in other comprehensive income.

New Accounting Pronouncements

Beginning January 1, 2006, we will adopt the following new accounting standards. We do not currently anticipate any significant impact on our consolidated financial position or results of operations.

Under Mexican GAAP

As of May 31, 2004, the Mexican Institute of Public Accountants (“IMCP”) formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), consistent with the international trend of requiring that this function be performed by an independent entity.

Accordingly, the task of establishing bulletins on Mexican GAAP and circulars previously issued by the IMCP was transferred to the CINIF, who subsequently renamed standards of Mexican GAAP as Normas de Informacíon Financiera (Financial Reporting Standards, or “NIFs”), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican

GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards (“IFRS”) as supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of the CINIF is to attain greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework to support the development of financial reporting standards and to serve as a reference in solving issues arising in the accounting practice. The Conceptual Framework is formed by eight financial reporting standards, which comprise the NIF A series. The NIF A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The most significant changes established by these standards are as follows:

•	In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

•	NIF A-5 includes a new classification for revenues and expenses as either ordinary or extraordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not, while extraordinary revenues and expenses refer to unusual transactions and events, whether frequent or not.

•	NIF A-7 requires the presentation of comparative financial statements, at a minimum, for the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative bodies authorizing the related issuance.

•	NIF B-1 establishes that changes in particular standards, reclassifications and corrections of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

Under U.S. GAAP

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

SFAS No. 151, “Inventory Costs.” SFAS No. 151 is an amendment to Accounting Research Bulletin, or ARB, No. 43. It states that abnormal amounts of the idle capacity expense, freight, handling costs and wasted materials should be recognized as current period charges and requires the allocation of fixed production overhead costs to inventory based on the normal capacity of the production facilities. This guidance is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005, with earlier application allowed for inventory costs incurred during fiscal years beginning after November 23, 2004.

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

SFAS No. 154, “Accounting Changes And Error Corrections—A Replacement Of APB Opinion No. 20 And FASB Statement No. 3.” In May 2005, the FASB issued SFAS No. 154. This statement replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and also to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires “retrospective application” to prior periods’ financial statements of changes in accounting principle instead of recognizing voluntary changes in accounting principle by including in net income of the period the change of the cumulative effect referring to a new pronouncement. This guidance should be applied for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Emerging Issues Task Force (EITF) Issue No. 96-16, “Investor’s Accounting for an Investee when the Investor has a Majority of the Voting Interest but the Minority Shareholder or Shareholders have certain Approval or Veto Rights.” In June 2005, the Task Force agreed to amend Item 4 of the Protective Rights section of this consensus as well as Example 1 of Exhibit 96-16A to be consistent with the consensus reached in Issue 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls limited Partnership Rights.” EITF 96-16 Item 4 specifies that the acquisitions or dispositions of assets that are not expected to be undertaken in the ordinary course of business are considered a protective right and this does not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. This amendment should be applied to new investments and to investment agreements that are modified after June 29, 2005. The consensus of this amendment to EITF 96-16 does not change our current equity method accounting for our investment in Coca-Cola FEMSA in our U.S. GAAP consolidated financial statements.

EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” On November 3, 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of other-than-temporary Impairment and its Application to certain Investments.” This FASB Staff Position (FSP) addresses the determination as to when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting consideration subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, “Accounting for certain Investments in Debt and Equity Securities,” and SFAS No. 124, “Accounting for certain Investments Held by Not-for-Profit Organizations,” and APB Opinion No. 18, “The Equity method of accounting for Investments in Common Stock.” We will adopt the recognition and measurement guidance of EITF 03-1 in 2006, when applicable.

EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” In September 2005, the FASB ratified the consensus reached by the Task Force regarding EITF 04-13. This guidance addresses the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction with the scope of APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” The Task Force reached a consensus that nonmonetary exchange whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or work-in-progress inventory within the same line of business is not considered an exchange transaction to facilitate sales customers as described in APB Opinion No. 29 paragraph 20(b) and therefore should be recognized by the entity at fair value if it is determinable within reasonable limits and the transaction has commercial substance. All other nonmonetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. The Task Force agreed that this consensus should be applied to transactions completed in reporting periods beginning after March 2006. We will adopt this guidance in 2006.

EITF Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased After Lease Inception or Acquired in a Business Combination.” In June 2005, the Task Force reached a consensus on EITF Issue No. 05-6. This guidance determines that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease period and renewals that are deemed to be reasonably assured at the date of acquisition. The Task Force also agreed that leasehold improvements that are placed in service significantly after and not contemplated at or near beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. This consensus should be applied to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005.

FSP FAS 13-1, “Accounting for Rental Costs Incurred During a Construction Period.” In October 2005, the FASB stated that there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore rental costs associated with ground or building operating leases that are incurred during the construction period shall be recognized as a rental expense. This guidance shall be applied to the first reporting period beginning after December 15, 2005. Currently, for U.S. GAAP purposes, we record rental expenses in our consolidated income statement as incurred.

Operating Results

The following table sets forth our consolidated income statement under Mexican GAAP for the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31,
	2005	2005		2004		2003
	(in millions of U.S. dollars and constant Mexican pesos at December 31, 2005)
Net sales	$9,884	Ps.	105,045	Ps.	96,201	Ps.	82,041
Other operating revenues	51		537		632		455

Total revenues	9,935		105,582		96,833		82,496
Cost of sales	5,288		56,195		51,222		42,700

Gross profit	4,647		49,387		45,611		39,796

Operating expenses:
Administrative	667		7,085		6,873		5,905
Selling	2,513		26,715		24,502		20,818

Total operating expenses	3,180		33,800		31,375		26,723

Income from operations	1,467		15,587		14,236		13,073
Interest expense	(425)		(4,520)		(3,894)		(2,679)
Interest income	60		638		572		770

Interest expense, net	(365)		(3,882)		(3,322)		(1,909)
Foreign exchange gain (loss)	34		357		(14)		(2,752)
Gain on monetary position	104		1,117		2,004		1,038

Integral result of financing	(227)		(2,408)		(1,332)		(3,623)
Other expenses, net	(45)		(483)		(813)		(598)

Income before taxes and employee profit sharing	1,195		12,696		12,091		8,852
Taxes and employee profit sharing	431		4,584		2,533		3,785

Income before change in accounting principle	764		8,112		9,558		5,067
Change in accounting principle, net of taxes	4		46		—		—

Consolidated net income	$768	Ps.	8,158	Ps.	9,558	Ps.	5,067

Net majority income	522		5,549		6,027		3,408
Net minority income	246		2,609		3,531		1,659

Consolidated net income	$768	Ps.	8,158	Ps.	9,558	Ps.	5,067

Operating Results

The following table sets forth certain operating results by reportable segment under Mexican GAAP for each of our segments for the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31,
	2005		2004		2003		Percentage Growth
							2005 vs. 2004	2004 vs. 2003
	(in millions of constant Mexican pesos at December 31, 2005, except for percentages)
Net sales
Coca-Cola FEMSA	Ps.	49,840	Ps.	47,442	Ps.	38,664	5.1%	22.7%
FEMSA Cerveza		27,411		25,575		24,771	7.2%	3.2%
FEMSA Comercio		28,734		23,599		18,914	21.8%	24.8%
Total revenues
Coca-Cola FEMSA		50,198		47,787		39,062	5.0%	22.3%
FEMSA Cerveza		27,573		25,802		24,956	6.9%	3.4%
FEMSA Comercio		28,734		23,599		18,914	21.8%	24.8%
Cost of sales
Coca-Cola FEMSA		25,486		24,351		19,614	4.7%	24.2%
FEMSA Cerveza		11,122		10,618		10,328	4.7%	2.8%
FEMSA Comercio		21,111		17,334		13,942	21.8%	24.3%
Gross profit
Coca-Cola FEMSA		24,712		23,436		19,448	5.4%	20.5%
FEMSA Cerveza		16,451		15,184		14,628	8.3%	3.8%
FEMSA Comercio		7,623		6,265		4,972	21.7%	26.0%
Income from operations
Coca-Cola FEMSA		8,683		7,988		7,340	8.7%	8.8%
FEMSA Cerveza		5,353		4,902		4,634	9.2%	5.8%
FEMSA Comercio		1,259		941		761	33.8%	23.7%
Depreciation
Coca-Cola FEMSA(1)		2,250		2,032		1,645	10.7%	23.5%
FEMSA Cerveza		1,476		1,519		1,537	(2.8)%	(1.2)%
FEMSA Comercio		323		223		143	44.8%	55.9%
Gross margin(2)
Coca-Cola FEMSA		49.2%		49.0%		49.8%	0.2%	(0.8)%
FEMSA Cerveza		59.7%		58.8%		58.6%	0.9%	0.2%
FEMSA Comercio		26.5%		26.5%		26.3%	—	0.2%
Operating margin
Coca-Cola FEMSA		17.3%		16.7%		18.8%	0.6%	(2.1)%
FEMSA Cerveza		19.4%		19.0%		18.6%	0.4%	0.4%
FEMSA Comercio		4.4%		4.0%		4.0%	0.4%	—

(1)	Includes breakage of bottles of Coca-Cola FEMSA.
(2)	Gross margin calculated with reference to total revenues.

Results of Operations For Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

FEMSA Consolidated

Total Revenues

Consolidated total revenues increased 9.0% to Ps. 105,582 million in 2005 compared to Ps. 96,833 million in 2004. Consolidated net sales increased 9.2% to Ps. 105,045 million in 2005 compared to Ps. 96,201 million in 2004. All of FEMSA’s operations—soft drinks, beer, and retail—contributed positively to this high single-digit pace. FEMSA Comercio was the largest contributor to consolidated total revenue growth in 2005, representing approximately 60% of the increase. FEMSA Comercio’s total revenues increased 21.8% to Ps. 28,734 million, due in large part to the 675 net new stores opened during the year. Most of the remaining growth came from Coca-Cola FEMSA and FEMSA Cerveza. Coca-Cola FEMSA’s total revenues increased 5.0% to Ps. 50,198 million, mainly due to increased prices and volume growth in Mexico, Brazil and Colombia. FEMSA Cerveza posted total revenue growth of 6.9% to Ps. 27,573 million, due primarily to a 5.2% increase in total sales volume and a 2.3% increase in the total real price per hectoliter.

Gross Profit

Consolidated cost of sales increased 9.7% to Ps. 56,195 million in 2005 compared to Ps. 51,222 million in 2004. Approximately 76% of this increase resulted from FEMSA Comercio and its rapid pace of store expansion.

Consolidated gross profit increased 8.3% to Ps. 49,387 million in 2005 compared to Ps. 45,611 million in 2004, with Coca-Cola FEMSA, FEMSA Cerveza and FEMSA Comercio each representing approximately one-third of the increase. Gross margin decreased 0.3 percentage points to 46.8% of consolidated total revenues in 2005, compared to 47.1% of consolidated total revenues in 2004. We achieved an expanding or stable gross margin in all of our main business units and the slight decline in consolidated gross margin from 2004 levels resulted from the increased contribution of FEMSA Comercio in our consolidated financial results, which has a lower gross margin relative to our other operations.

Income from Operations

Consolidated operating expenses increased 7.7% to Ps. 33,800 million in 2005 compared to Ps. 31,375 million in 2004. Approximately 43% of this increase was due to FEMSA Comercio’s rapid growth and 34% was attributable to FEMSA Cerveza, which increased selling expenses in connection with its new agreement with Heineken USA and also increased advertising for new products and presentations in the domestic market. As a percentage of total revenues, consolidated operating expenses declined 0.4 percentage points to reach 32.0% in 2005 compared with 32.4% in 2004.

Consolidated administrative expenses increased 3.1% to Ps. 7,085 million in 2005 versus Ps. 6,873 million in 2004. The lower level of administrative expenses relative to total revenue growth resulted from a 0.2% reduction in expenses at Coca-Cola FEMSA and a decrease in expenses as a percentage of total revenues at FEMSA Cerveza and FEMSA Comercio. As a percentage of total revenues, consolidated administrative expenses decreased 0.4 percentage points to reach 6.7% in 2005 compared with 7.1% in 2004.

Consolidated selling expenses increased 9.0% to Ps. 26,715 million in 2005 as compared to Ps. 24,502 million in 2004. Approximately 46% of this increase was due to FEMSA Comercio’s rapid rate of growth, and approximately 32% was due to FEMSA Cerveza’s increased expenses related to the new agreement with Heineken USA and increased advertising for new products and presentations in the domestic market. As a percentage of total revenues, selling expenses remained stable at 25.3% in 2005 compared with 25.3% in 2004.

We incur various expenses related to the distribution of our products that are accounted for in our selling expenses. During 2005 and 2004, our distribution costs amounted to Ps. 9,252 million and Ps. 8,692 million, respectively. The exclusion of these charges from our cost of sales may result in the amounts reported as gross profit not being comparable to other companies that may include all expenses related to their distribution network in cost of sales when calculating gross profit or an equivalent measure.

Consolidated income from operations increased 9.5% to Ps. 15,587 million in 2005 as compared to Ps. 14,236 million in 2004. Almost half of this increase resulted from Coca-Cola FEMSA and its solid top-line growth combined with reduced expenses. The remaining amount is attributable to FEMSA Cerveza and FEMSA Comercio, representing 33% and 24%, respectively. Consolidated operating margin increased 0.1 percentage points from 2004 levels to 14.8% of consolidated total revenues in 2005. The stable operating margin was primarliy due to operating margin improvements at Coca-Cola FEMSA and FEMSA Cerveza that completely offset the increased contribution of FEMSA Comercio, which is our fastest growing business with the lowest operating margin relative to our other core operations.

Some of our subsidiaries pay management fees to FEMSA in consideration for corporate services provided to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Coca-Cola FEMSA

Total Revenues

Coca-Cola FEMSA’s total revenues increased 5.0% to Ps. 50,198 million in 2005 compared to Ps. 47,787 million in 2004. Net sales increased 5.1% to Ps. 49,840 million in 2005 compared to Ps. 47,442 million in 2004 and represented 99.3% of total revenues in 2005. Total revenue growth primarily resulted from Mexico, Brazil and Colombia, accounting for approximately 51%, 26% and 17%, of the incremental total revenues, respectively.

Sales volume reached 1,889 million unit cases in 2005 compared to 1,812 million unit cases in 2004, which represents an increase of 4.3%. Most of the increase came from carbonated soft drink volume growth of 3.6% in 2005. The Coca-Cola brand accounted for over 50% of the incremental volume.

Average price per unit case (calculated by dividing net sales by total sales volume) increased 0.8% from Ps. 26.18 in 2004 to Ps. 26.38 in 2005. The increase was primarily due to price increases in all our territories except for Central America. Price increases implemented during the year mainly in Venezuela, Colombia and Argentina, combined with better packaging and product mix in Mexico and Brazil, resulted in higher average prices per unit case.

Gross Profit

Cost of sales increased 4.7% to Ps. 25,486 million in 2005 compared to Ps. 24,351 million in 2004. As a percentage of total revenues, cost of sales decreased 0.2 percentage points to reach 50.8% of sales in 2005, slightly below 2004 levels. Lower sweetener costs in Mexico and Colombia, combined with the appreciation of local currencies in the majority of our territories applied to U.S. dollar-denominated costs, more than compensated for increases in prices for resin used to produce plastic bottles.

Gross profit increased 5.4% to Ps. 24,712 million in 2005 compared to Ps. 23,436 million in 2004, resulting in a gross margin of 49.2%. Brazil and Mexico accounted for 90% of this growth. Gross margin improved 0.2 percentage points as a result of higher average prices per unit case in all our territories, except for Central America, and relatively stable average costs per unit case on a consolidated basis.

Income from Operations

Operating expenses increased 3.8% to Ps. 16,029 million in 2005 compared to Ps. 15,448 million in 2004. As a percentage of total revenues, operating expenses declined from 32.3% in 2004 to 31.9% in 2005 due to higher fixed-cost absorption driven by incremental volumes and higher average price per unit case. Administrative expenses declined 0.2% to Ps. 2,819 million in 2005 from Ps. 2,824 million in 2004. Selling expenses increased 4.6% to Ps. 13,210 million in 2005 compared to Ps. 12,624 million in 2004. At 26.3% of total revenues, selling expenses decreased 0.1 percentage points from 2004 levels.

Income from operations increased 8.7% to Ps. 8,683 million in 2005 compared to Ps. 7,988 million in 2004. Growth in Mexico, Brazil and Colombia more than compensated for operating income decline in Central America and Venezuela. Operating margin improved by 0.6 percentage points to 17.3% in 2005 compared to 16.7% in 2004.

FEMSA Cerveza

Total Revenues

FEMSA Cerveza total revenues increased 6.9% to Ps. 27,573 million in 2005 as compared to Ps. 25,802 million in 2004. Net sales increased 7.2% to Ps. 27,411 million in 2005 compared to Ps. 25,575 million in 2004. Net sales, which include beer and packaging sales, represented 99.4% of total revenues. This growth was primarily due to total beer sales volume growth of 5.2%, a 2.3% increase in total real price per hectoliter and a 2.9% increase in packaging sales.

Domestic beer sales volume increased 4.9% to 24.580 million hectoliters in 2005 compared to 23.442 million hectoliters in 2004. The increased product innovation, broader availability of our beers supported by the expansion of Oxxo, successful execution at the point of sale, and revenue management initiatives produced this top-line growth. During the year, we rolled out an unprecedented amount of new products and presentations, launching 200 new SKUs throughout the country.

Export beer sales volume increased 8.8% to 2.438 million hectoliters in 2005 compared to 2.240 million hectoliters in 2004. This result was slightly above our expectations thanks to the work of Heineken USA, which enabled us to outpace import category growth in the United States. It has been one full year since Heineken USA became our U.S. importer, and we believe that the continued focus towards increasing the overall availability of our brands and improving our performance across the entire country will continue to be important for 2006.

Gross Profit

Cost of sales increased 4.7% in 2005 and as a percentage of total revenues decreased 0.9 percentage points from 2004. Cost of sales reached Ps. 11,122 million in 2005 compared to Ps. 10,618 million in 2004. Gross profit reached Ps. 16,451 million in 2005 compared to Ps. 15,184 million in 2004, resulting in a gross margin of 59.7% as compared to 58.8%. The gross margin expanded 0.9% as a result of higher prices per hectoliter in exports due to the new Heineken agreement structure, which did not apply in 2004, the strength of the Mexican peso as applied to U.S. dollar-denominated raw materials, and operating efficiencies.

Until January 1, 2005, we were a party to an agreement with Labatt USA for the sale of our beer in the U.S. market. Under this agreement, we sold our beer to Labatt USA at a price that gave Labatt USA margin sufficient to cover most of the selling and marketing expenses for our brands in the U.S. market and, as 30% owners of Labatt USA, we received an equivalent proportion of Labatt USA’s profits as equity income. Beginning on January 1, 2005, our exports to the U.S. market are through a new commercial agreement with Heineken USA. Under this new agreement, we export our beer to the U.S. market at a higher price than under our previous arrangement with Labatt USA, and we pay a significant component of the selling and marketing expenses of our brands in the U.S. market. We no longer have any equity participation in connection with our exports to the U.S. market.

Income from Operations

Operating expenses increased 7.9% to Ps. 11,098 million in 2005 compared to Ps. 10,282 million in 2004. Administrative expenses increased 3.0% to Ps. 3,455 million in 2005 compared to Ps. 3,355 million in 2004.

Selling expenses increased 10.3% to Ps. 7,643 million in 2005 as compared with Ps. 6,927 million in 2004. Most of this increase was due to additional market spending under the new agreement with Heineken USA and increased domestic advertising spending for new products and presentations.

Income from operations increased 9.2% to Ps. 5,353 million in 2005 compared to Ps. 4,902 million in 2004. This reflects an increase in total revenues and reduced cost of sales relative to revenues, which more than compensated for increased operating expenses.

FEMSA Comercio

Total Revenues

FEMSA Comercio total revenues increased 21.8% to Ps. 28,734 million in 2005 compared to Ps. 23,599 million in 2004. The increase in total revenues was mainly a result of the aggressive expansion of the Oxxo convenience store chain, which added 675 net new Oxxo stores during 2005. As of December 31, 2005, we had 4,141 Oxxos nationwide. This is Oxxo’s 10th consecutive year of increasing the number of new store openings.

Same-store sales of Oxxo increased an average of 8.7% in 2005, reflecting an increase in the average ticket of 1.3% and an increase in store traffic of 7.2%. This increase reflects rapid store expansion and stronger category management practices, such as tailored product offerings within the stores.

Gross Profit

Cost of sales increased 21.8% to Ps. 21,111 million in 2005, in-line with total revenue growth, compared with Ps. 17,334 million in 2004. As a result, gross profit reached Ps. 7,623 million in 2005, which represented a 21.7% increase from 2004. Gross margin remained in-line with 2004 levels at 26.5%.

Income from Operations

Operating expenses increased 19.5% to Ps. 6,364 million in 2005 compared with Ps. 5,324 million in 2004. Administrative expenses increased 4.8% to Ps. 585 million in 2005 compared with Ps. 558 million in 2004. Selling expenses increased 21.3% to Ps. 5,779 million in 2005 compared with Ps. 4,766 million in 2004. In 2005, selling expenses represented 20.1% of total revenues, remaining in line with 2004 levels, which were also 20.1%.

Income from operations increased 33.8% to Ps. 1,259 million in 2005 compared with Ps. 941 million in 2004. This increase was above revenue growth, and contributed to a 0.4 percentage point increase in operating margin which reached 4.4% in 2005 compared with 4.0% in 2004.

FEMSA Consolidated—Net Income

Integral Result of Financing

Net interest expense reached Ps. 3,882 million in 2005 compared with Ps. 3,322 million in 2004, despite the reduction in overall debt, resulting primarily from higher interest expense due to the conversion through currency swaps of U.S. dollar denominated debt into Mexican pesos.

Foreign exchange (loss/gain) amounted to a gain of Ps. 357 million in 2005 compared with a loss of Ps. 14 million in 2004. This significant gain resulted from the positive effect of the strength of the Mexican peso on our U.S. dollar-denominated debt during 2005.

Monetary position amounted to a gain of Ps. 1,117 million in 2005 compared with a gain of Ps. 2,004 million in 2004. The decrease in the amount of our gain in 2005 compared with 2004 reflects the lower inflation on our reduced liabilities recorded in 2005.

Taxes

Tax recognized in 2005, which includes income tax, tax on assets and employee profit sharing, amounted to Ps. 4,584 million compared to Ps. 2,533 million in 2004. The 81.0% increase from 2004 is primarily due to a one-time deferred tax benefit that was recognized at Coca-Cola FEMSA in the amount of Ps. 1,355 million during that year. Consequently, the effective tax rate in 2005 was 36% compared to 21% in 2004.

Net Income

Net income decreased 14.6% to Ps. 8,158 million in 2005 compared to Ps. 9,558 million in 2004. This decrease was due to higher taxes relative to 2004 because of the one-time deferred tax benefit recognized at Coca-Cola FEMSA during 2004, to higher interest expense as we continued to convert our U.S. dollar denominated debt into Mexican pesos and to a lower monetary gain due to the lower inflationary impact on our reduced liabilities recorded in 2005.

Net majority income amounted to Ps. 5,549 million in 2005 compared with Ps. 6,027 million in 2004, a decrease of 7.9% from 2004 levels. Net majority income per FEMSA BD Unit was Ps. 4.652 for full year 2005. Net majority income per ADS, considering an exchange rate of Ps. 10.711 per dollar, was US$ 4.34 in 2005.

Results of Operations For Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

FEMSA Consolidated

Total Revenues

Consolidated total revenues increased 17.4% to Ps. 96,833 million in 2004 compared to Ps. 82,496 million in 2003. Consolidated net sales increased 17.3% to Ps. 96,201 million in 2004 compared to Ps. 82,041 million in 2003 and represented 99.3% of total revenues in 2004, compared to 99.4% in 2003. All of FEMSA’s operations—soft drinks, beer and retail—contributed positively to these increases. Coca-Cola FEMSA was the largest contributor to consolidated total revenue growth in 2004, representing approximately 61% of the increase. Coca-Cola FEMSA’s total revenues increased 22.3% to Ps. 47,787 million, mainly due to the inclusion of the acquired territories for 12 months of 2004. Most of the remaining growth came from FEMSA Comercio and FEMSA Cerveza. FEMSA Comercio’s total revenue increased by 24.8% to Ps. 23,599 million, due in large part to the 668 net new stores opened during the year. FEMSA Cerveza contributed to a lesser extent with total revenue growth of 3.4% to Ps. 25,802 million, due to a 4.5% increase in total sales volume and a 2.3% increase in the export real price per hectoliter, which together more than offset a 1.4% decrease in domestic real price per hectoliter.

Gross Profit

Consolidated cost of sales increased 20.0% to Ps. 51,222 million in 2004 compared to Ps. 42,700 million in 2003. Approximately 56% of this increase resulted from Coca-Cola FEMSA and the inclusion of the acquired territories for 12 months of 2004, with most of the remaining increase, approximately 40% due to FEMSA Comercio’s rapid pace of store expansion in 2004. Consolidated gross profit increased 14.6% to Ps. 45,611 million in 2004 compared to Ps. 39,796 million in 2003, with over two-thirds of the increase due to Coca-Cola FEMSA and the inclusion of the acquired territories for 12 months of 2004. Gross margin decreased 1.1% percentage points to 47.1% of consolidated total revenues in 2004, compared to 48.2% of consolidated total revenues in 2003. The gross margin decline from 2003 resulted mainly from a gross margin contraction at Coca-Cola FEMSA and the increased contribution of FEMSA Comercio in our consolidated financial results, which has a lower gross margin relative to our other operations.

Income from Operations

Consolidated operating expenses increased 17.4% to Ps. 31,375 million in 2004 compared to Ps. 26,723 million in 2003, with approximately 72% of the increase resulting from the inclusion of the acquired territories for 12 months of 2004, and most of the remaining amount attributable to an increase in the operating expenses of FEMSA Comercio due to its rapid pace of growth. As a percentage of total revenues, consolidated operating expenses remained stable at 32.4% in 2004 versus 2003.

Consolidated administrative expenses increased 16.4% to Ps. 6,873 million in 2004 compared to Ps. 5,905 million in 2003. Approximately 70% of this increase resulted from an increase of 31.0% to Ps. 2,824 million in the administrative expenses of Coca-Cola FEMSA as a consequence of the inclusion of the acquired territories for 12 months of 2004. The remaining 30% of the increase resulted from an increase in the amortization of ERP expenses and investments in technology and systems in FEMSA Cerveza and FEMSA Comercio. As a percentage of total revenues, administrative expenses remained stable at 7.1% in 2004 compared to 7.2% in 2003.

Consolidated selling expenses increased 17.7% to Ps. 24,502 million in 2004 compared to Ps. 20,818 million in 2003. Approximately 73% of this increase resulted from an increase of 26.8% to Ps. 12,624 million in the selling expenses of Coca-Cola FEMSA due to the inclusion of the acquired territories for 12 months of 2004. Most of the remaining increase was attributable to an increase of 25.6% to Ps. 4,766 million in the selling expenses of FEMSA Comercio due to the aggressive expansion in its number of stores in 2004. As a percentage of total revenues, selling expenses remained stable at 25.3% in 2004 compared to 25.2% in 2003.

We incur various expenses related to the distribution of our products that are accounted for in our selling expenses. During 2004 and 2003, our distribution costs amounted to Ps. 8,692 million and Ps. 7,900 million, respectively. The exclusion of these charges from our cost of sales may result in the amounts reported as gross profit not being comparable to other companies that may include all expenses related to their distribution network in cost of sales when calculating gross profit or an equivalent measure.

Consolidated income from operations increased 8.9% to Ps. 14,236 million in 2004 compared to Ps. 13,073 million in 2003. Approximately 56% of this increase resulted from Coca-Cola FEMSA and the inclusion of the acquired territories for 12 months of 2004. FEMSA Cerveza and FEMSA Comercio also contributed to this increase, representing approximately 23% and 15%, respectively. Consolidated operating margin in 2004 decreased 1.1 percentage points from 2003 levels to 14.7% of consolidated total revenues in 2004. The decline in operating margin was primarily due to the inclusion of the acquired territories for 12 months of 2004, which have lower operating margins than Coca-Cola FEMSA’s original territories, and the increased contribution of FEMSA Comercio, which has a lower operating margin, in our consolidated financial results. FEMSA Cerveza partially offset this effect by achieving an operating margin expansion of 0.4 percentage points to 19.0% of total revenues as compared to 18.6% in 2003, due to solid volume growth resulting in part from slightly weaker pricing in real terms, a reduction in cost of sales and expense containment initiatives.

Some of our subsidiaries pay management fees to FEMSA in consideration for corporate services provided to them. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses, with the exception of the management fee paid by FEMSA Cerveza to Labatt, which was paid until August 2004, when we acquired Labatt’s interest in FEMSA Cerveza. This fee amounted to Ps. 88 million for eight months of 2004 compared to Ps. 137 million paid for all of 2003.

Coca-Cola FEMSA

Total Revenues

Coca-Cola FEMSA’s total revenues increased 22.3% to Ps. 47,787 million in 2004 compared to Ps. 39,062 million in 2003. Net sales increased 22.7% to Ps. 47,442 million in 2004 compared to Ps. 38,664 million in 2003 and represented 99.3% of total revenues in 2004. Total revenue growth primarily resulted from the inclusion of the acquired territories for 12 months of 2004, compared to their inclusion for eight months of 2003, which more than compensated for the decline in net sales of Coca-Cola FEMSA’s Mexican and Colombian territories.

Sales volume reached 1,812 million unit cases in 2004, an increase of 27.9% compared to 1,416 million unit cases in 2003. Most of this increase, approximately 92%, resulted from the inclusion of the acquired territories for 12 months of 2004. The remaining increase was driven by volume growth in carbonated soft drinks, in particular the Coca-Cola brand, which more than compensated for jug water volume declines in Mexico and Colombia and flavored carbonated soft drink volume declines in Colombia and Brazil. Introduction of new multiple serving presentations and product and package segmentation efforts in our distribution channels contributed significantly to these results.

Average price per unit case (calculated by dividing net sales by total sales volume) decreased 4.1% from Ps. 27.30 in 2003 to Ps. 26.18 in 2004. This decline was primarily due to a decrease in the average price of soft drinks in our Mexican territories and lower prices in the acquired territories.

Gross Profit

Cost of sales increased 24.2% to Ps. 24,351 million in 2004 compared to Ps. 19,614 million in 2003, mainly due to the inclusion of the acquired territories for 12 months of 2004, compared to their inclusion for eight months of 2003. As a percentage of total revenues, the cost of sales increased 0.8 percentage points, reaching 51.0% of total revenues, mainly due to a reduction in the average price per unit case and increases in the cost of raw materials. This increase, however, was offset by operating improvements and the appreciation of local currencies in the territories in which Coca-Cola FEMSA operates. Gross profit increased 20.5% to Ps. 23,436 million in 2004 compared to Ps. 19,448 million in 2003, resulting in a gross margin of 49.0%. Mexico accounted for approximately 62% of Coca-Cola FEMSA’s gross profit, totaling Ps. 14,604 million in 2004, resulting in a gross margin of 52.8%. Outside of Mexico, Coca-Cola FEMSA’s territories have lower gross margins mainly due to higher manufacturing costs and different product mixes.

Income from Operations

Operating expenses increased 27.6% to Ps. 15,448 million in 2004 compared to Ps. 12,108 million in 2003, mainly due to the inclusion of the acquired territories for 12 months of 2004, compared to their inclusion for eight months of 2003. Administrative expenses increased 31.0% to Ps. 2,824 million in 2004 compared to Ps. 2,156 million in 2003, due to the inclusion of the acquired territories for 12 months of 2004. Selling expenses increased 26.8% to Ps. 12,624 million in 2004 compared to Ps. 9,953 million in 2003. At 26.4% of total revenues in 2004, selling expenses increased 0.9 percentage point compared to 25.5% of total revenues in 2003. As a percentage of total revenues, operating expenses increased 1.3 percentage points, reaching 32.3% of total revenues, due to lower absorption of fixed costs as a result of lower average price per unit case. Nonetheless, operating expenses per unit case remained mostly unchanged due to the implementation of cost reduction initiatives throughout all Coca-Cola FEMSA’s territories and better commercial and distribution practices.

Income from operations increased 8.8% to Ps. 7,988 million in 2004, principally due to the inclusion of the acquired territories for 12 months of 2004. The operating income margin as a percentage of total revenues decreased 2.1 percentage points in 2004 from 18.8% to 16.7%, mainly due to the inclusion of the acquired territories, which have a lower operating income margin, and the reduction in the average price per unit case due to increased competition in Mexico and to a lesser extent in many of the territories outside of Mexico.

FEMSA Cerveza

Total Revenues

Net sales increased 3.2% to Ps. 25,575 million in 2004 compared to Ps. 24,771 million in 2003. Net sales, which include beer and packaging sales, represented 99.1% of total revenues. Total revenues increased 3.4% to Ps. 25,802 million in 2004 compared to Ps. 24,956 million in 2003. This growth was primarily due to total beer sales volume growth of 4.5%, a 2.3% increase in the export real price per hectoliter and a 2.7% increase in packaging sales, which together more than offset a 1.4% decline in the domestic real price per hectoliter.

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

Gross Profit

Cost of sales increased 2.8%, slightly below total revenue growth in 2004. Cost of sales increased to Ps. 10,618 million in 2004 compared to Ps. 10,328 million in 2003. Gross profit reached Ps. 15,184 million, a 3.8% increase from 2003 resulting in a gross margin of 58.8% compared to 58.6% in 2003. The increase in gross margin resulted from better purchasing terms for raw materials, the appreciation of the Mexican peso, which reduced the cost of U.S. dollar-denominated raw materials, and operating efficiencies.

Income from Operations

Operating expenses increased 2.9% to Ps. 10,282 million in 2004 compared to Ps. 9,994 million in 2003. Administrative expenses increased 5.9% to Ps. 3,355 million in 2004, from Ps. 3,168 million in 2003, primarily reflecting the amortization of ERP expenses. Selling expenses increased 1.5% to Ps. 6,927 million in 2004 compared to Ps. 6,826 million in 2003. Approximately 31% of this increase was due to increased advertising expenditures for specific programs aimed at reinforcing our brands, approximately 22% was due to an increase in selling expenses in the fourth quarter due to the launch of Coors Light and the re-launch of Tecate and Tecate Light in Mexico and approximately 18% was due to the purchase of promotional materials from our former importer in the United States.

Income from operations increased 5.8% to Ps. 4,902 million in 2004 compared to Ps. 4,634 million in 2003. This reflects an increase in total revenues, combined with expense containment initiatives. Operating margin increased 0.4 percentage points to 19.0% of total revenues in 2004 compared to 18.6% of total revenues in 2003, due to solid volume growth resulting in part from slightly weaker pricing, a reduction in cost of sales and a more efficient use of operating expenses.

FEMSA Comercio

Total Revenues

Total revenues increased 24.8% to Ps. 23,599 million in 2004 compared to Ps. 18,914 million in 2003. The increase in total revenues was mainly a result of the aggressive expansion of the Oxxo convenience store chain, which added 668 net new Oxxo stores during 2004. As of December 31, 2004, FEMSA Comercio had 3,466 Oxxo stores nationwide, an increase of 23.9% from 2003, representing the fifth consecutive year of over 20% annual growth in the number of total Oxxo stores.

Same-store sales of Oxxo increased an average of 8.9% in 2004, reflecting an increase in the average ticket of 3.8% and an increase in store traffic of 4.9%. This increase reflects rapid store expansion and stronger category management practices, such as tailored product offerings within the stores.

Gross Profit

Cost of sales increased 24.3% to Ps. 17,334 million in 2004, slightly below total revenue growth, compared to Ps. 13,942 million in 2003. As a result, gross profit reached Ps. 6,265 million, a 26.0% increase from 2003 resulting in a gross margin of 26.5% in 2004 compared to 26.3% in 2003. The 0.2 percentage points increase in gross margin resulted from successful category management.

Income from Operations

Operating expenses increased 26.4% to Ps. 5,324 million in 2004 compared to Ps. 4,211 million in 2003. Administrative expenses increased 34.4% to Ps. 558 million in 2004 compared to Ps. 415 million in 2003. Approximately 78% of this increase was due to expenses that can no longer be capitalized and amortization of new technology and systems investments, with the remaining amount resulting from increased expenses in personnel training and development and the opening of three new sales regions in Morelia, Juarez and La Paz. Selling expenses increased 25.6% to Ps. 4,766 million in 2004 compared to Ps. 3,797 million in 2003. At 20.1% of total revenues, selling expenses remained in-line with 2003 levels.

Income from operations increased 23.7% to Ps. 941 million in 2004 compared to Ps. 761 million in 2003. This increase was in line with revenue growth, and contributed to a stable operating margin of 4.0% for 2004, which was in line with 2003.

FEMSA Consolidated—Net Income

Integral Result of Financing

Net interest expense reached Ps. 3,322 million in 2004 compared to Ps. 1,909 million in 2003, resulting primarily from a full year of interest expenses related to debt issued in May 2003 by Coca-Cola FEMSA in order to finance the Panamco acquisition and new debt issued in August 2004 in order to repurchase the 30% interest in FEMSA Cerveza from affiliates of InBev.

Foreign exchange loss amounted to Ps. 14 million in 2004 compared to a loss of Ps. 2,752 million in 2003. This significant decrease compared to our loss in 2003 resulted from the positive effect on the U.S. dollar-denominated debt incurred for the acquisition of the 30% interest in FEMSA Cerveza of the strength of the Mexican peso during 2004 relative to the U.S. dollar.

Monetary position gain amounted to Ps. 2,004 million in 2004 compared to a gain of Ps. 1,038 million in 2003. This increase in the amount of our gain in 2004 compared to 2003 reflects the effect of higher inflation on our higher liabilities recorded in 2004.

Taxes

Tax recognized in 2004 amounted to Ps. 2,533 million, which includes income tax, tax on assets and employee profit sharing, compared to Ps. 3,785 million in 2003. The 33.1% decline from the 2003 amount was primarily due to a one-time deferred income tax benefit recognized in the fourth quarter of 2004 from a reduction in Mexican corporate tax rates in future periods, and a non-recurring tax gain of Ps. 1,355 million at Coca-Cola FEMSA resulting from a favorable final ruling from a Mexican federal court that allowed Coca-Cola FEMSA to deduct losses arising from a sale of shares during 2002. Consequently, the effective tax rate in 2004 was 21% compared to 43% in 2003.

Net Income

Net income increased 88.6% to Ps. 9,558 million in 2004 compared to Ps. 5,067 million in 2003. This increase was due to growth of 8.9% in consolidated income from operations, a reduction in foreign exchange losses due to the positive effect of a stronger Mexican peso with respect to our U.S. dollar-denominated debt, a one-time deferred income tax benefit during the fourth quarter of 2004 from the reduction in Mexican corporate tax rates and a non-recurring tax gain of Ps. 1,355 million at Coca-Cola FEMSA.

Net majority income amounted to Ps. 6,027 million in 2004, an increase of 76.8% from 2003. Net majority income per FEMSA Unit reached Ps. 5.05 in 2004. Net majority income per FEMSA ADS, using an exchange rate of Ps. 10.6275 per U.S. dollar, was US$ 4.75 in 2004.

Liquidity and Capital Resources

Liquidity

Each of our sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2005, 82.7% of our outstanding consolidated indebtedness was at the level of our sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA and, prior to August 2004, in the capital structure of FEMSA Cerveza. Currently, we expect to continue to finance our operations and capital requirements primarily at the level of our sub-holding companies. Nonetheless, we may decide to incur indebtedness at our holding company in the future to finance the operations and capital requirements of our subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, we depend on dividends and other distributions from our subsidiaries to service our indebtedness.

We continuously evaluate opportunities to pursue acquisitions or engage in joint ventures or other transactions. We would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness and capital stock.

The principal source of liquidity of each sub-holding company has generally been cash generated from operations. We have traditionally been able to rely on cash generated from operations because a significant majority of the sales of Coca-Cola FEMSA, FEMSA Cerveza and FEMSA Comercio are on a cash or short-term credit basis, and FEMSA Comercio’s Oxxo stores are able to finance a significant portion of their initial and ongoing inventories with supplier credit. Our principal use of cash has generally been for capital expenditure programs, debt repayment and dividend payments. The following is a summary of the principal uses of cash for the three years ended December 31, 2005:

Principal Uses of Cash

	For the Year Ended December 31,
	2005		2004		2003
	(in millions of constant Mexican pesos)
Net resources generated by operations	Ps.	13,728	Ps.	15,837	Ps.	9,787
Capital expenditures(1)		(6,505)		(7,147)		(7,456)
Bank loans and notes		(11,595)		7,055		17,196
Dividends declared and paid		(1,022)		(871)		(1,164)

(1)	Includes property, plant and equipment plus intangible assets and other assets.

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

We have traditionally financed significant acquisitions, principally Coca-Cola FEMSA’s acquisition of Coca-Cola Buenos Aires in 1994 and its acquisition of Panamco in May 2003 and our acquisition of the 30% interest in FEMSA Cerveza owned by affiliates of InBev in August 2004, capital expenditures and other capital requirements that could not be financed with cash from operations by incurring long-term indebtedness and through the issuance of equity.

Our consolidated total indebtedness was Ps. 34,615 million as of December 31, 2005, as compared to Ps. 47,353 million as of December 31, 2004. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 4,883 million and Ps. 29,732 million, respectively, as of December 31, 2005, as compared to Ps. 9,851 million and Ps. 37,502 million, respectively, as of December 31, 2004. Cash and cash equivalents were Ps. 8,140 million as of December 31, 2005, as compared to Ps. 7,111 million as of December 31, 2004. The significant decrease in total indebtedness was primarily at FEMSA and was attributable to the payment in June 2005 of the bridge loans incurred in August 2004 in order to finance the acquisition of the 30% minority interest in FEMSA Cerveza.

We believe that our sources of liquidity as of December 31, 2005 were adequate for the conduct of our sub-holding companies’ businesses and that we will have sufficient funds available to meet our expenditure demands and financing needs in 2006.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2005:

	Maturity
	Less than 1 year		1 - 3 years		3 - 5 years		In excess of 5 years		Total
	(in millions of Mexican pesos)
Long-Term Debt
Mexican pesos(1)	Ps.	1,643	Ps.	9,012	Ps.	8,288	Ps.	7,963	Ps.	26,906
U.S. dollars(1)		2,304		268		3,363		551		6,486
Colombian pesos		211		161		—		—		372
Guatemalan quetzals		24		—		—		—		24
Capital Leasing
U.S. dollars		39		89		36		—		164
Interest payments(2)
Mexican pesos		2,386		4,296		2,464		1,756		10,902
U.S. dollars		556		701		429		174		1,860
Colombian pesos		32		15		—		—		47
Guatemalan quetzals		2		—		—		—		2
Interest rate swaps(3)
Mexican pesos		62		138		176		118		494
U.S. dollars		—		—		1		—		1
Cross currency and interest rate swap
U.S. dollars to Mexican pesos(4)		191		474		308		43		1,016
Mexican pesos to Colombian pesos(5)		(16)		(27)		—		—		(43)
Mexican pesos to Argentine pesos(6)		—		—		—		—		—
Forward contracts
Agreements to purchase Mexican pesos(7)		(10)		—		—		—		(10)
Operating leases
Mexican pesos		850		1,656		1,621		4,679		8,806
U.S. dollars		259		284		59		—		602
Guatemalan quetzals		2		—		—		—		2
Nicaraguan cordobas		1		—		—		—		1
Costa Rican colons		3		—		—		—		3
Brazilian reals		47		103		194		—		344
Argentine pesos		4		—		—		—		4
Commodity price contracts
U.S. dollars		866		—		—		—		866
Expected benefits to be paid for pension plans, seniority premiums, post-retirement medical benefits and severance indemnities		382		717		726		1,608		3,433
Other long-term liabilities(8)		—		—		—		3,513		3,513

(1)	Includes the effect of a cross currency swap, pursuant to which US$ 140 million of U.S. dollar-denominated long-term debt is swapped for Mexican pesos, in the amount of Ps. 1,500 million.
(2)	Interest was calculated using long-term debt as of and interest rate amounts in effect on December 31, 2005. The debt and applicable interest rates in effect are shown in note 19 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 10.7109 per U.S. dollar, the exchange rate quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2005.
(3)	Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the difference between the interest rate swaps and the nominal interest rates contracted to long-term debt as of December 31, 2005. Liabilities denominated in U.S. dollars were translated to Mexican pesos as described in footnote (2) above.
(4)	Includes (1) the cross currency swap from U.S. dollars to Mexican pesos with respect to US$140 million of U.S. dollar-denominated debt using the contracted exchange rate of Ps. 11.01 per U.S. dollar, (2) the interest rate swap from a variable U.S. dollar interest rate to a fixed Mexican peso interest rate, which have averages of 4.7% and 11.1%, respectively, (3) a currency swap from U.S. dollars to Mexican pesos with respect to US$125 million of U.S. dollars using the contracted exchange rate of Ps. 11.04 per U.S. dollar and (4) the interest rate swap from a variable U.S. dollar interest rate to a fixed Mexican peso interest rate, which have averages of 4.0% and 10.6%, respectively.
(5)	Includes cross-currency swaps from Mexican pesos to Colombian pesos with respect to Ps. 1,232 million of Mexican pesos which were swapped to Colombian pesos in the amount of 262,926 million Colombian pesos with a 3 year maturity and interest rate swaps from a variable Mexican peso rate to a fixed Colombian peso rate, which as of December 31, 2005 have weighted average rates of 8.6% and 8.5%, respectively. These hedges are not considered hedges for purposes of our consolidated financial statements in accordance with Mexican GAAP, as described in note 19 thereto.
(6)	Includes cross-currency swaps from Mexican pesos to Argentine pesos with respect to Ps. 55 million of Mexican pesos which were swapped to Argentine pesos in the amount of 15 million Argentine pesos with a one year maturity and interest rate swaps from a variable Mexican peso rate to a fixed Argentine peso rate, which as of December 31, 2005 have weighted average rates of 8.2% and 7.1%, respectively. These hedges are not considered hedges for purposes of our consolidated financial statements in accordance with Mexican GAAP, as described in note 19.
(7)	Forward contract with respect to US$70 million with a settlement date of May 3, 2006, paying U.S. dollar amounts and receiving Mexican peso amounts, held as of December 31, 2005.
(8)	Other long-term liabilities includes principally contingencies and derivative financial instruments. Other long-term liabilities additionally reflects those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

As of December 31, 2005, Ps. 4,883 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).

As of December 31, 2005, our consolidated average cost of borrowing, after giving effect to the cross currency and interest rate swaps, was approximately 9.3%, compared to 8.5% in 2004. The increase in our average cost of borrowing mainly reflects an increase in the London interbank offered rate, or LIBOR, the Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate), or TIIE, and the Certificados de la Tesorería (Treasury Certificates), or CETES, rate. As of December 31, 2005, after giving effect to cross currency swaps, 19.2% of our total consolidated indebtedness was denominated and payable in U.S. dollars, 77.9% was in Mexican pesos, 1.1% was in Colombian pesos, 1.1% was in Venezuelan bolivars, 0.6% was in Argentine pesos and the remaining 0.1% was in Guatemalan quetzals. We did not have any long-term “Purchase Obligations” as of December 31, 2005.

Overview of Debt Instruments

The following table shows the allocations of total debt of our company as of December 31, 2005:

	Total Debt Profile of the Company
	FEMSA and Others(1)		Coca-Cola FEMSA		FEMSA Cerveza		FEMSA Comercio		Total Debt
	(in millions of constant Mexican pesos)
Short-term Debt
U.S. dollars:
Bank loans	Ps.	—	Ps.	5	Ps.	—	Ps.	—	Ps.	5
Mexican pesos:
Bank loans		—		—		45		—		45
Venezuelan bolivars:
Bank loans		—		389		—		—		389
Argentine pesos:
Bank loans		—		224		—		—		224

Long-term Debt(2)
U.S. dollars:
Bank loans(3)		58		481		572		16		1,127
Yankee bond		—		5,359		—		—		5,359
Leasing		14		16		134		—		164
Syndicated loan		—		—		—		—
Mexican pesos:
Bank loans(3)		3,474		4,650		7,701		—		15,825
Notes		2,500		7,156		—		—		9,656
UDIs (Mexican investment units)		—		1,425		—		—		1,425
Colombian pesos:
Notes		—		372		—		—		372
Guatemalan quetzals:
Bank Loans		—		24		—		—		24

Total	Ps.	6,046	Ps.	20,101	Ps.	8,452	Ps.	16	Ps.	34,615

Average Cost(4)
U.S. dollars		5.4%		7.7%		4.6%		4.6%		7.3%
Mexican pesos		9.6%		9.3%		10.2%		—		9.7%
Colombian pesos		—		8.7%		—		—		8.7%
Venezuelan bolivars		—		12.1%		—		—		12.1%
Argentine pesos		—		9.4%		—		—		9.4%
Guatemalan quetzals		—		6.5%		—		—		6.5%
TOTAL		9.5%		8.9%		9.7%		4.6%		9.3%

(1)	Ps. 2,500 million of certificados bursátiles of FEMSA are guaranteed by FEMSA Cerveza and a Ps. 1,712 million bank loan of FEMSA is guaranteed by FEMSA Comercio.
(2)	Includes the Ps. 4,220 million current portion of long-term debt.
(3)	Includes the effect of cross currency swaps in the amount of Ps. 1,500 million from U.S. dollars to Mexican pesos.
(4)	Includes the effect of cross currency and interest rate swaps.

Restrictions Imposed by Debt Instruments

Generally, the covenants contained in the credit agreements and other instruments governing indebtedness entered into by us or our sub-holding companies include limitations on the incurrence of any additional debt based on debt service coverage ratios or leverage tests. These credit agreements also generally include restrictive covenants applicable to us, our sub-holding companies and their subsidiaries. There are no cross-guarantees between sub-holding companies, and we have not provided guarantees with respect to any of the debt obligations of our sub-holding companies. FEMSA Cerveza has guaranteed FEMSA’s obligation under its certificados bursátiles. Certain of our financing instruments mentioned above are subject to either acceleration or repurchase at the lender’s or holder’s option if, in the case of FEMSA, the persons exercising control over FEMSA no longer exercise such control and, in the case of FEMSA Cerveza, FEMSA ceases to control FEMSA Cerveza.

We are in compliance with all of our restrictive covenants as of December 31, 2005. A significant and prolonged deterioration in our consolidated results of operations could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Summary of Debt

The following is a summary of our indebtedness by sub-holding company and for FEMSA as of December 31, 2005:

•	Coca-Cola FEMSA. Coca-Cola FEMSA’s total indebtedness was Ps. 20,101 million as of December 31, 2005, as compared to Ps. 25,836 million as of December 31, 2004. Short-term debt and long-term debt were Ps. 4,428 million and Ps. 15,673 million, respectively, as of December 31, 2005, as compared to Ps. 3,389 million and Ps. 22,447 million, respectively, as of December 31, 2004. Cash and cash equivalents were Ps. 1,958 million as of December 31, 2005, as compared to Ps. 3,782 million as of December 31, 2004. Approximately Ps. 71 million of cash is considered restricted cash because it has been deposited to settle accounts payable in Venezuela. As of December 31, 2005, Coca-Cola FEMSA had a working capital deficit (defined as the excess of current liabilities over current assets) of Ps. 4,426 million, reflecting accounts payable to suppliers of Ps. 4,616 million and short-term debt balance of Ps. 4,428 million principally relating to the maturity of long-term debt in 2006.

As part of Coca-Cola FEMSA’s financing policy, it expects to continue to finance its liquidity needs from cash from operations. Nonetheless, in the future it may be required to finance its working capital and capital expenditure needs with short-term debt or other borrowings. As of December 31, 2005, Coca-Cola FEMSA had uncommitted approved lines of credit totaling approximately US$ 865 million (Ps. 9,265 million), which Coca-Cola FEMSA believes are currently available. In December 2003, Coca-Cola FEMSA finalized a U.S. dollar-denominated loan agreement with The Coca-Cola Company that permits it to borrow, upon the satisfaction of certain conditions, up to Ps. 2,657 million prior to December 20, 2006 for funding working capital needs and for other general corporate purposes at any time when such funding is not otherwise available under existing lines of credit. Nonetheless, as a result of regulations in certain countries in which it operates, it may not be beneficial or, as in the case of exchange controls in Venezuela, practicable for Coca-Cola FEMSA to remit cash generated in local operations to fund cash requirements in other countries. In the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, Coca-Cola FEMSA or its subsidiaries may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country.

Coca-Cola FEMSA’s average cost of debt, after giving effect to cross currency and interest rate swaps, was 7.7% in U.S. dollars, 9.3% in Mexican pesos, 8.7% in Colombian pesos, 12.1% in Venezuelan bolivars, 9.4% in Argentine pesos and 6.5% in Guatemalan quetzals as of December 31, 2005 compared to 7.7% in U.S. dollars, 9.4% in Mexican pesos, 10.1% in Colombian pesos, 11.0% in Venezuelan bolivars and 5.4% in Argentine pesos as of December 31, 2004.

•

FEMSA Cerveza. As of December 31, 2005, FEMSA Cerveza’s total outstanding debt was Ps. 8,452 million, which included Ps. 45 million of outstanding short-term trade and working capital loans. As of December 31, 2005, FEMSA Cerveza had approximately Ps. 8,407 million of long-term debt outstanding that included a Ps. 134 million capital leasing obligation and Ps. 8,273 million consisting of bilateral bank loans and equipment financing loans. As of December 31, 2005, FEMSA Cerveza had U.S. dollar-denominated approved, uncommitted lines of credit totaling approximately Ps. 2,515 million, all of which was available as of such date. FEMSA Cerveza’s average cost of debt, after giving effect to interest rate swaps, as of December 31, 2005 was 10.2% in Mexican pesos and 4.6% in U.S. dollars. FEMSA Cerveza is also the guarantor of debt of FEMSA in the amount of Ps. 2,500 million as of December 31, 2005.

•	FEMSA Comercio. As of December 31, 2005, FEMSA Comercio’s total outstanding debt was Ps. 16 million, which consisted of a Ps. 16 million U.S. dollar-denominated long-term bank loan that matures in August 2009. As of December 31, 2005, FEMSA Comercio had U.S. dollar and Mexican peso-denominated approved, uncommitted lines of credit totaling Ps. 1,446 million. FEMSA Comercio’s average cost of debt was 4.6% as of December 31, 2005 compared to 2.7% as of December 31, 2004.

•	FEMSA and other business segment. As of December 31, 2005, FEMSA and the companies comprising our other business segment had total outstanding debt of Ps. 6,046 million, all of which was long term. This consisted of Ps. 2,500 million of certificados bursátiles, that are guaranteed by FEMSA Cerveza, and a Ps. 1,712 million bank loan guaranteed by FEMSA Comercio, and that mature in July 2009 and in August 2010, respectively. Additionally, as of December 31, 2005, FEMSA had Ps. 1,762 million in bank loan debt that it incurred in connection with the 30% equity acquisition of FEMSA Cerveza. The debt of the other business segment consisted of Ps. 72 million in bank loans denominated in U.S. dollars, of which Ps. 14 million matures in July 2008 and Ps. 58 million matures in September 2009. As of December 31, 2005, FEMSA and our other business segment had U.S. dollar and Mexican peso-denominated approved, uncommitted lines of credit totaling approximately Ps. 2,688 million. They had an average cost of debt, after giving effect to interest rate swaps as of December 31, 2005 of 9.6% in Mexican pesos and 5.4% in U.S. dollars.

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

The following table presents the nature and amount of the loss contingencies as of December 31, 2005:

	Loss Contingencies As of December 31, 2005
	Short-Term		Long-Term		Total
	(in millions of constant Mexican pesos)
Tax	Ps.	4	Ps.	1,364	Ps.	1,368
Legal		—		168		168
Labor		63		219		282

Total	Ps.	67	Ps.	1,751	Ps.	1,818

We have other loss contingencies for which we have not recorded a reserve. These contingencies or our assessment of them may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies.

Capital Expenditures

For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures reached Ps. 6,505 million in 2005 compared to Ps. 7,147 million in 2004, a decrease of 9.9%. This was primarily due to a reduction in capital expenditures at

FEMSA Cerveza, and to a lesser extent at FEMSA Comercio. The principal components of our capital expenditures have been for equipment, market-related investments and production capacity and distribution network expansion at both Coca-Cola FEMSA and FEMSA Cerveza and the construction of new Oxxo stores at FEMSA Comercio. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2006

Our capital expenditure budget for 2006 is expected to be approximately Ps. 9,050 million. The following discussion is based on each of our sub-holding companies’ internal 2006 budgets. The capital expenditure plan for 2006 is subject to change based on market and other conditions and the subsidiaries’ results of operations and financial resources.

Coca-Cola FEMSA’s capital expenditures in 2006 are expected to be approximately Ps. 2,656 million. Coca-Cola FEMSA’s capital expenditures in 2006 are primarily intended for:

•	investments in returnable bottles and cases;

•	market investments (primarily for the placement of refrigeration equipment); and

•	improvements in our manufacturing facilities and throughout our logistics network.

Coca-Cola FEMSA estimates that a majority of projected capital expenditures for 2006 will be spent in Mexican territories.

FEMSA Cerveza’s capital expenditure budget for 2006 is expected to be approximately Ps. 4,539 million. FEMSA Cerveza expects to allocate part of this budget for investments in its manufacturing facilities, predominantly related to marginal capacity expansions of its breweries and equipment modernization. FEMSA Cerveza also expects to apply a portion of this budget towards the improvement of its distribution assets, including new and replacement vehicles, the maintenance of a secondary distribution fleet and its enterprise resource planning and information technology systems. In addition, FEMSA Cerveza plans to invest in commercial and market-related activities such as the enhancement of its retail coverage, the acquisition of third party distributors, the development of long-term sponsorships and the placement of refrigeration equipment nationwide.

FEMSA Comercio’s capital expenditure budget in 2006 is expected to total approximately Ps. 1,574 million, and will be allocated to the opening of new Oxxo stores and to a lesser extent to the refurbishing of existing Oxxo stores. In addition, investments are planned in FEMSA Comercio’s information technology, ERP software systems and transportation equipment.

Hedging Activities

Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative instruments as of December 31, 2005. The fair market value is obtained mainly from external sources, which are our counterparties to the contracts.

	Fair Value At December 31, 2005
	Maturity less than 1 year	Maturity 1 - 3 years	Maturity 3 - 5 years	Maturity in excess of 5 years	Total fair value
	(in millions of constant Mexican pesos)
Prices quoted by external sources	(141)	(76)	(433)	(160)	(810)

Plan for the Disposal of Certain Fixed Assets

We have identified certain fixed assets consisting of land, buildings and equipment for disposal, and we have an approved program for disposal of these fixed assets. These assets are not in use and have been valued at their estimated realizable value, according to independent appraisals. These assets are allocated as follows:

	December 31,
	2005		2004
	(in millions of constant Mexican pesos)
Coca-Cola FEMSA	Ps.	180	Ps.	264
FEMSA Cerveza		250		272
FEMSA and other		293		304

Total	Ps.	723	Ps.	840

Fixed assets recorded at their estimated realizable value are considered monetary assets on which a loss on monetary position is computed and recorded in results of operation.

U.S. GAAP Reconciliation

The principal differences between Mexican GAAP and U.S. GAAP that affect our net income and majority stockholders’ equity relate to the accounting treatment of the following items:

•	consolidation of our subsidiary Coca-Cola FEMSA, which is a consolidated subsidiary for purposes of Mexican GAAP but presented under the equity method for U.S. GAAP purposes;

•	FEMSA’s minority interest acquisition;

•	deferred income taxes and deferred employee profit sharing;

•	restatement of imported machinery and equipment; and

•	capitalization of integral result of financing.

For a more detailed description of the differences between Mexican GAAP and U.S. GAAP as they relate to us, as well as U.S. GAAP consolidated balance sheets, statements of income, changes in stockholders’ equity and cash flows for the same periods presented for Mexican GAAP purposes and a reconciliation of net income and stockholders’ equity under Mexican GAAP to net income and stockholders’ equity under U.S. GAAP, see notes 27 and 28 to our audited consolidated financial statements.

Pursuant to Mexican GAAP, our audited consolidated financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and B-12. These effects were not reversed in our U.S. GAAP financial information.

Under U.S. GAAP, we had net income of Ps. 5,333 million and Ps. 6,809 million in 2005 and 2004, respectively. Under Mexican GAAP, we had net majority income of Ps. 5,549 million and Ps. 6,027 million in 2005 and 2004, respectively. In 2005, net income under U.S. GAAP was higher than net majority income under Mexican GAAP, mainly as a result of the effect of deferred income taxes, deferred employee profit sharing and severance indemnities.

Stockholders’ equity under U.S. GAAP as of December 31, 2005 and 2004 was Ps. 63,491 million and Ps. 51,719 million, respectively. Under Mexican GAAP, majority stockholders’ equity as of December 31, 2005 and 2004 was Ps. 67,192 million and Ps. 53,878 million, respectively. The principal reasons for the difference between stockholders’ equity under U.S. GAAP and majority stockholders’ equity under Mexican GAAP were the effect of the goodwill generated by the minority interest acquisition, the capitalization of the integral result of financing and the effect of deferred income tax, partially offset by the effects of deferred employee profit sharing and start-up expenses.

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

The names and positions of the current members of the board of directors, their dates of birth and information on their principal business activities outside our company are outlined in the following table. In each case, the date presented as “First elected” corresponds to the earliest appointment to the board of directors of either FEMSA, Emprex or FEMSA’s corporate predecessor. See “Item 4. Information on the Company—Corporate Background.”

Series “B” Directors

Eugenio Garza Lagüera	Born:	December 1923
Director and Honorary	First elected:	1960
Life Chairman	Term expires:	2007
	Other directorships:	Honorary Life Chairman of Coca-Cola FEMSA, Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM) and BBVA Bancomer
	Business experience:	Joined FEMSA in 1946 in the research department of Cuauhtémoc
	Education:	Holds degrees in chemical engineering from the University of Texas and in business administration from ITESM
	Alternate director:	Paulina Garza de Marroquín(1)(2)

José Antonio Fernández Carbajal(3)	Born:	February 1954
Director and Chairman of the Board	First elected (Chairman):	2001
	First elected (Director):	1984
	Term expires:	2007
	Principal occupation:	Chief Executive Officer of FEMSA
	Other directorships:	Chairman of the board of Coca-Cola FEMSA, Vice-Chairman of the board of ITESM and member of the boards of BBVA Bancomer, Grupo Industrial Saltillo, S.A. de C.V., Industrias Peñoles, S.A. de C.V. and Grupo Industrial Bimbo, S.A. de C.V. (Grupo Bimbo)
	Business experience:	Joined FEMSA’s strategic planning department in 1987, held managerial positions at FEMSA Cerveza’s commercial division and Oxxo and appointed our Chief Executive Officer in 1995

	Education:	Holds a degree in industrial engineering and an MBA from ITESM
	Alternate director:	Federico Reyes García

Eva Garza de Fernández(1)(4)	Born:	April 1958
Director	First elected:	2005
	Term expires:	2007
	Principal occupation:	Private investor
	Business experience:	Former President / Chief Executive Officer of Alternativas Pacíficas, A.C., (a non-profit organization)
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Bárbara Garza de Braniff(1) (2)

José Calderón Rojas	Born:	July 1954
Director	First elected:	2005
	Term expires:	2007
	Principal occupation:	Chairman of the board of Directors and Executive Vice-President of Servicios Administrativos de Monterrey, S.A. de C.V. and Franca Industrias, S.A. de C.V.
	Other directorships:	Member of the board of BBVA Bancomer
	Education:	Holds a law degree from the Universidad Autónoma de Nuevo León (UANL) and completed specialization studies in tax at UANL
	Alternate director:	Francisco José Calderón Rojas(5)

Consuelo Garza de Garza(6)	Born:	October 1930
Director	First elected:	1995
	Term expires:	2007
	Business experience:	Founder and former President of Asociación Nacional Pro-Superación Personal, (a non-profit organization)
	Alternate director:	Alfonso Garza Garza(7)

Max Michel Suberville	Born:	July 1932
Director	First elected:	1985
	Term expires:	2007
	Principal occupation:	Honorary Chairman of the Board of El Puerto de Liverpool, S.A. de C.V.
	Other directorships:	Member of the boards of Grupo Lamosa, S.A. de C.V., Industrias Peñoles, S.A. de C.V., and Grupo Nacional Provincial, S.A.
	Education:	Holds a graduate degree from The Massachusetts Institute of Technology and completed post-graduate studies at Harvard University
	Alternate director:	Max Michel González(8)

Alberto Bailleres	Born:	August 1931
Director	First elected:	1995
	Term expires:	2007
	Principal occupation:	Executive President of Industrias Peñoles, S.A. de C.V., Grupo Nacional Provincial, S.A. and Grupo BAL, S.A. de C.V.

	Other directorships:	Chairman of the Board of Industrias Peñoles, S.A. de C.V., Grupo Nacional Provincial, S.A. and Grupo Palacio de Hierro, S.A. de C.V., member of the boards of BBVA Bancomer, Grupo Televisa, Grupo Desc and Valores Mexicanos Casa de Bolsa, S.A. de C.V.
	Education:	Holds an economics degree from Instituto Tecnológico Autónomo de México
	Alternate director:	Arturo Fernández

Javier Fernández Carbajal(9)	Born:	April 1955
Director	First elected:	2005
	Term expires:	2007
	Principal occupation:	Private business consultant
	Education:	Holds degrees in mechanical and electrical engineering from ITESM and an MBA from Harvard Business School
	Alternate director:	Javier Astaburuaga Sanjines

Ricardo Guajardo Touché	Born:	May 1948
Director	First elected:	1988
	Term expires:	2007
	Principal occupation:	Former Chairman of the Board of BBVA Bancomer
	Other directorships:	Member of the board of El Puerto de Liverpool, S.A. de C.V., Grupo Industrial Alfa, S.A. de C.V., BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A. de C.V. and ITESM
	Business experience:	Has held senior executive positions in our company, Grupo AXA, S.A. de C.V. and Valores de Monterrey, S.A. de C.V.
	Education:	Holds degrees in electrical engineering from ITESM and the University of Wisconsin and a masters degree from the University of California at Berkeley
	Alternate director:	Othón Páez Garza(10)

Alfredo Livas Cantú	Born:	July 1951
Director	First elected:	1995
	Term expires:	2007
	Principal occupation:	President of Praxis Financiera, S.C.
	Other directorships:	Member of the boards of Grupo Jomar, S.A. de C.V. and British American Tobacco (Mexican board)
	Business experience:	Joined FEMSA in 1978 and held several positions in the areas of financial planning and treasury and served as Chief Financial Officer from 1989 to 1999
	Education:	Holds an economics degree from UANL and an MBA and masters degree in economics from the University of Texas
	Alternate Director:	Sergio Deschamps Ebergenyi

Roberto Servitje	Born:	January 1928
Director	First elected:	1995
	Term expires:	2007
	Principal occupation:	Chairman of the Board of Grupo Bimbo, S.A. de C.V.

	Other directorships:	Member of the board of DaimlerChrysler de México, S.A.
	Business experience:	Founding member and active Chairman of Grupo Bimbo
	Education:	Holds a PMD degree from Harvard University
	Alternate director	Juan Guichard Michel(8)

Carlos Salguero	Born:	October 1929
Director	First elected:	1995
	Term expires:	2007
	Business experience:	Former Executive Vice President of Phillip Morris International
	Other directorships:	Former member of the boards of Tabacalera Mexicana, S.A. de C.V., Tabacalera Costarricense, S.A., Tabacalera Centroamericana, S.A. and other Latin American companies
	Education:	Holds a business degree from the Columbian Faculty of Economic Sciences, postgraduate studies in economics and management from Albany Business College and University College (Syracuse) and received an Honor for Civil Merit by H.M. the King of Spain in 1995
	Alternate director:	Eduardo Padilla Silva

José Manuel Canal Hernando	Born:	February 1940
Director	First elected:	2003
	Term expires:	2007
	Principal occupation:	Private consultant
	Other directorships:	Member of the board of Coca-Cola FEMSA and member of its audit committee; board member of ALSEA, S.A. de C.V. and chairman of the audit committee of Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT)
	Business experience:	Former managing partner at Ruiz, Urquiza y Cía, S.C. from 1981 to 1999, acted as our statutory examiner from 1984 to 2002, presided in the Committee of Surveillance of the Mexican Institute of Finance Executives, has participated in several commissions at the Mexican Institute of Public Accountants and has extensive experience in financial auditing for holding companies, banks and financial brokers
	Education:	Holds a CPA degree from the Universidad Nacional Autónoma de México
	Alternate director:	Ricardo Saldívar Escajadillo

Mariana Garza Gonda de Treviño(1)(2)	Born:	April 1970
Director	First elected:	2005
	Term expires:	2007
	Principal occupation:	Private investor
	Other directorships:	Alternate director of Coca-Cola FEMSA, board member of Alternativas Pacíficas, A.C. (a non-profit organization)

	Education:	Holds a degree in industrial engineering from ITESM and a masters degree in international management from the American Graduate School of International Management (Thunderbird) at Glendale, Arizona
	Alternate director:	Carlos Salazar Lomelín

Series “D” Directors

Alexis E. Rovzar de la Torre	Born:	July 1951
Director	First elected:	1989
	Term expires:	2007
	Principal occupation:	Executive Partner at White & Case, S.C. law firm
	Other directorships:	Member of the boards of Coca-Cola FEMSA (chairman of its audit committee), Grupo Bimbo, Deutsche Bank (Mexico), Grupo ACIR, S.A. de C.V. and COMEX, S.A. de C.V.
	Business experience:	Expert in private and public mergers and acquisitions as well as other aspects of financial law and has been advisor to many companies on international business and joint venture transactions
	Education:	Holds a law degree from the Universidad Nacional Autónoma de México
	Alternate director:	Francisco Zambrano Rodríguez

Armando Garza Sada	Born:	June 1957
Director	First elected:	2006
	Term expires:	2007
	Principal occupation:	Executive Vice-President of Corporate Development of Grupo Industrial Alfa, S.A. de C.V.
	Other directorships:	Member of the Board of Directors of Grupo Industrial Alfa, S.A. de C.V., Grupo Gigante, S.A. de C.V. and Grupo MVS, S.A. de C.V.
	Business experience:	He has a long professional career in Grupo Industrial Alfa, S.A. de C.V. de C.V., former Chief Executive Officer at Sigma Alimentos, S.A. de C.V.
	Education:	Holds a degree in industrial engineering from ITESM and a MBA from Stanford University
	Alternate director:	Alfonso González Migoya

Helmut Paul	Born:	March 1940
Director	First elected:	1988
	Term expires:	2007
	Principal occupation:	Owner of H. Paul & Company LLC (a corporate finance advisory firm)
	Other directorships:	Member of the board of Zurich Emerging Markets Solutions
	Business experience:	Has held several managing positions in the International Finance Corporation, mainly responsible for Latin American and Caribbean investments
	Education:	Holds an MBA from the University of Hamburg
	Alternate director:	Antonio Elosúa Muguerza

Lorenzo H. Zambrano	Born:	March 1944
Director	First elected:	1995
	Term expires:	2007
	Principal occupation:	Chairman and Chief Executive Officer of Cemex, S.A. de C.V.
	Other directorships:	Member of the boards of IBM Corporation, Grupo Industrial Alfa, S.A. de C.V. (Human Resources Committee), Vitro, S.A. de C.V. (Chairman of the Compensation Committee), Televisa, S.A. de C.V. and Grupo Financiero Banamex, S.A. de C.V., and member of Citigroup’s International Advisory Board.
	Education:	Holds a degree in mechanical engineering and administration from ITESM and an MBA from Stanford University
	Alternate director:	Francisco Garza Zambrano

Robert E. Denham	Born:	August 1945
Director	First elected:	2001
	Term expires:	2007
	Principal occupation:	Partner of Munger, Tolles & Olson LLP law firm
	Other directorships:	Member of the Boards of Wesco Financial Corporation, US Trust Company, Lucent Technologies, Inc. and Chevron Corp.
	Business experience:	Former Chief Executive Officer of Salomon Inc., representative to the APEC Business Advisory Council and member of the OECD Business Sector Advisory Group on Corporate Governance
	Education:	Magna cum laude graduate from the University of Texas, holds a JD from Harvard Law School and a masters degree in Government from Harvard University
	Alternate director:	José González Ornelas

(1)	Daughter of Eugenio Garza Lagüera.
(2)	Sister-in-law of José Antonio Fernández Carbajal.
(3)	Son-in-law of Eugenio Garza Lagüera.
(4)	Wife of José Antonio Fernández Carbajal.
(5)	Brother of José Calderón Rojas.
(6)	Sister of Eugenio Garza Lagüera.
(7)	Son of Consuelo Garza de Garza.
(8)	Son of Max Michel Suberville.
(9)	Brother of José Antonio Fernández Carbajal.
(10)	Nephew of Max Michel Suberville.

Senior Management

The names and positions of our current senior management and that of our principal sub-holding companies, their dates of birth and information on their principal business activities both within and outside of FEMSA are as follows:

FEMSA

José Antonio Fernández Carbajal Chief Executive Officer	See “—Directors.” Joined FEMSA: Appointed to current position:	1987 1994

Javier Astaburuaga Sanjines Executive Vice-President of Finance and Strategic Development	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:

July 1959

1982

2006

Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance, held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer and for two years was FEMSA Cerveza’s Director of Sales for the north region of Mexico until 2003 in which he was appointed FEMSA Cerveza’s Co-Chief Executive Officer-Operations.

	Education:	Holds a CPA degree from ITESM.

Federico Reyes García Executive Vice-President of Corporate Development	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:	September 1945 1999 2006 Director of Corporate Development, 1992 and Chief Financial Officer from 1999 until 2006.
	Other business experience:	Served as Director of Corporate Staff at Grupo AXA and has extensive experience in the insurance sector, working eight years in Valores de Monterrey, S.A. de C.V., six of them as Chief Executive Officer
	Education:	Holds a degree in business and finance from ITESM

José González Ornelas Executive Vice President of Administration and Operative Control	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:

April 1951

1973

2001

Has held several managerial positions in FEMSA including Chief Financial Officer of FEMSA Cerveza, Director of Planning and Corporate Development of FEMSA and Chief Executive Officer of FEMSA Logística, S.A. de C.V.

	Education:	Holds a CPA degree from UANL and has post-graduate studies in business administration from the Instituto Panamericano de Alta Dirección de Empresa (IPADE)

Ricardo González Sada Executive Vice President of Corporate Affairs	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:	August 1955 2000 2005 Vice President of Human Resources and Strategic Planning, held managerial positions in the human resources department of FEMSA from 1977 to 1978
	Other business experience:	Had a 20-year career in Grupo Vitro, three of them as Chairman and Chief Executive Officer of Vidrio Plano, S.A. de C.V.
	Education:	Holds a degree in industrial and systems engineering from ITESM and an MBA from IESE, Barcelona

Alfonso Garza Garza Executive Vice President of Human Resources	Born: Joined FEMSA: Appointed to current position: Directorships:	July 1962 1985 2005 Member of the board of Coca-Cola FEMSA and Hospital San José Tec de Monterrey
	Business experience within FEMSA:	Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at Cervecería Cuauhtémoc Moctezuma, S.A. de C.V and as Chief Executive Officer of FEMSA Empaques
	Education:	Holds a degree in Industrial Engineering from ITESM and an MBA from IPADE

Carlos Aldrete Ancira General Counsel and Secretary	Born: Joined FEMSA: Appointed to current position: Directorships:	August 1956 1979 1996 Secretary of the board of directors of FEMSA and secretary of the board of directors of all of the sub-holding companies
	Business experience within FEMSA:	Extensive experience in international business and financial transactions, debt issuances and corporate restructurings and expertise in securities and private mergers and acquisitions law
	Education:	Holds a law degree from the UANL and a masters degree in Comparative Law from the College of Law of the University of Illinois

FEMSA Cerveza

Jorge Luis Ramos Santos Chief Executive Officer	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:

December 1952

1996

2006

Director of Human Resources of FEMSA Cerveza from 1996 until 2000 and Director of Sales for the south region from 2000 until 2003. He acted as Co-Chief Executive Officer-Sales of Femsa Cerveza from 2003 until his appointment to his current position

	Education:	Holds a bachelor’s degree from ITESM and an MBA from the Wharton Business School.

Coca-Cola FEMSA

Carlos Salazar Lomelín Chief Executive Officer	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:

April 1951

1973

2000

Has held managerial positions in several subsidiaries of FEMSA, including Grafo Regia, S.A. de C.V. and Plásticos Técnicos Mexicanos, S.A. de C.V., served as Chief Executive Officer of FEMSA Cerveza, where he also held various management positions in the Commercial Planning and Export divisions

	Education:	Holds a bachelor’s degree in economics from ITESM, and in egaged in postgraduate studies in business administration and economic development in Italy

Héctor Treviño Gutiérrez Chief Financial Officer	Born: Joined FEMSA: Appointed to current position:	August 1956 1981 1993
	Business experience within FEMSA:	Has held managerial positions in the international financing, financial planning, strategic planning and corporate development areas of FEMSA
	Education:	Holds a degree in chemical engineering from ITESM and an MBA from the Wharton Business School

FEMSA Comercio

Eduardo Padilla Silva Chief Executive Officer	Born: Joined FEMSA: Appointed to current position:	January 1955 1997 2003

Business experience within FEMSA:	Director of Planning and Control of FEMSA from 1997 to 2000 and Chief Executive Officer, Strategic Business Division from 2000 until 2003
Other business experience:	Had a 20-year career in Grupo Industrial Alfa, S.A. de C.V., culminating with a ten-year tenure as Chief Executive Officer of Terza, S.A. de C.V., major areas of expertise include operational control, strategic planning and financial restructuring
Education:	Holds a degree in mechanical engineering from ITESM and an MBA from Cornell University

Compensation of Directors and Senior Management

The compensation of Directors is approved at the annual ordinary general shareholders meeting. For the year ended December 31, 2005, the aggregate compensation paid to our directors was approximately Ps. 4.8 million.

For the year ended December 31, 2005, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 906 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described below. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2005, amounts set aside or accrued for all employees under these retirement plans were Ps. 4,417 million, of which Ps. 2,178 million is already funded.

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

As of May 31, 2006, four administrative trusts, which administer the stock incentive plan, hold a total of 1,175,111 BD Units and 352,738 Series L Shares of Coca-Cola FEMSA, each representing 0.98% and 0.19% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

EVA Stock Incentive Plan

In 2005, we, along with our subsidiaries, commenced a new three-year stock incentive plan for the benefit of our executive officers, which we refer to as the EVA stock incentive plan. This new plan replaced the stock incentive plan described above and was developed using as the main metric for evaluation the Economic Value Added, or EVA, framework developed by Stern Stewart & Co., a compensation consulting firm. Under the EVA stock incentive plan, eligible executive officers are entitled to receive a special cash bonus, which will be used to purchase a stock grant.

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

As of May 31, 2006, the trust that manages the EVA stock incentive plan holds a total of 1,910,346 BD Units of FEMSA and 1,143,627 Series L Shares of Coca-Cola FEMSA, each representing 0.16% and 0.06% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

Insurance Policies

We maintain life insurance policies for all of our employees. These policies mitigate the risk of having to pay death benefits in the event of an industrial accident. We maintain a directors and officers’ insurance policy covering all directors and certain key executive officers for liabilities incurred in their capacities as directors and officers.

Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of May 31, 2006, 2,211,344,965 Series B Shares representing 71.75% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”

The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of May 31, 2006 beneficially owned by our directors who are participants in the voting trust, other than the shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
Beneficial Owner	Shares	Percent of Class	Shares	Percent of Class	Shares	Percent of Class
Eugenio Garza Lagüera	4,480,268	0.15%	8,884,936	0.62%	8,884,936	0.62%
José Calderón Rojas	2,497,034	0.08	4,992,068	0.35	4,992,068	0.35
Consuelo Garza de Garza	23,133,925	0.75	4,251,650	0.30	4,251,650	0.30
Max Michel Suberville	1,717,115	0.06	3,434,230	0.24	3,434,230	0.24
Alberto Bailleres	2,065,711	0.06	4,119,912	0.29	4,119,912	0.29

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

•

Audit Committee. The Audit Committee works under internal regulations (Charters) that are approved by the Board of Directors. The Audit Committee is responsible for (1) reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements, (2) for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee, (3) reviewing related party transactions other than in the ordinary course of our business and (4) identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. The current Audit Committee members are: Alexis E. Rovzar de la Torre (Chairman), José Manuel Canal Hernando

(Financial Expert), Helmut Paul, Francisco Zambrano Rodríguez and Alfonso González Migoya. Each member of the audit committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The Secretary of the Audit Committee is José González Ornelas, head of FEMSA’s internal audit department.

•	The Finance and Planning Committee. Responsibilities include (1) evaluating the investment and financing policies proposed by the Chief Executive Officer; (2) furnishing an opinion on the soundness of the annual budget and ensuring the implementation of the budget and any proposed strategic plan; and (3) identifying risk factors to which the corporation is exposed, as well as evaluating its management policies. The current Finance and Planning Committee members are: Ricardo Guajardo Touché (chairman), Alfredo Livas Cantú, Federico Reyes García, Robert E. Denham and Javier Fernández Carbajal. Javier Astaburuaga Sanjines is the appointed secretary of this committee.

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

Employees

As of December 31, 2005, our headcount by geographic region was as follows: 60,119 in Mexico, 5,275 in Central America, 7,984 in Colombia, 7,339 in Venezuela, 6,765 in Brazil and 3,249 in Argentina. We include in headcount employees of third party distributors who we do not consider to be our employees. The table below sets forth headcount for the years ended December 31, 2005, 2004 and 2003:

	Headcount for the Year Ended December 31,
	2005			2004		2003
	Non-Union	Union	Total	Non-Union	Union	Non-Union	Union
Sub-holding company
Coca-Cola FEMSA(1)	32,632	23,003	55,635	32,648	23,590	32,499	24,342
FEMSA Cerveza	11,765	8,049	19,814	11,006	8,742	10,475	8,698
FEMSA Comercio(2)	3,863	5,371	9,234	3,100	4,706	2,555	3,304
Other	1,943	4,105	6,048	1,716	2,709	1,664	2,599

Total	50,203	40,528	90,731	48,470	39,747	47,193	38,943

(1)	Includes employees of third party distributors who we do not consider to be our employees of 16,421,16,182 and 17,130 in 2005, 2004 and 2003, respectively.
(2)	Does not include non-management store employees, who are employed directly by each individual store.

As of December 31, 2005, our subsidiaries had entered into 373 collective bargaining or similar agreements with personnel employed at our operations. Each of the labor unions in Mexico is associated with one of 10 different national Mexican labor organizations. In general, we have a good relationship with the labor unions throughout our operations, except for in Colombia and Venezuela, which are the subject of significant labor-related litigation. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA.” The agreements applicable to our Mexican operations generally have an indefinite term and provide for an annual salary review and for review of other terms and conditions, such as fringe benefits, every two years.

The table below sets forth the number of collective bargaining agreements and unions for our employees:

Collective Bargaining Labor Agreements Between

Sub-holding Companies and Unions

As of December 31, 2005

Sub-holding Company	Collective Bargaining Agreements	Labor Unions
Coca-Cola FEMSA	94	31
FEMSA Cerveza	152	10
FEMSA Comercio(1)	63	4
Others	64	9
Total	373	54

(1)	Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to the company as of May 31, 2006. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of May 31, 2006

	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Total Shares of FEMSA Common Stock
	Shares Owned	Percent of Class	Shares Owned	Percent of Class	Shares Owned	Percent of Class
Shareholder
Technical Committee and Trust
Participants under the Voting Trust(4)	2,211,344,965	71.75%	0	0%	0	0%	37.08%

(1)	As of May 31, 2006, there were 3,082,140,090 Series B Shares outstanding.
(2)	As of May 31, 2006, there were 1,440,785,180 Series D-B Shares outstanding.
(3)	As of May 31, 2006, there were 1,440,785,180 Series D-L Shares outstanding.
(4)	As a consequence of the voting trusts’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), Eugenio Garza Lagüera, Paulina Garza Lagüera Gonda, Bárbara Garza de Braniff, Mariana Garza Lagüera Gonda, Eva Gonda Rivera, Eva Maria Garza Lagüera Gonda, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres Gonzalez, Maria Teresa Gual Aspe. de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by Eugenio Garza Lagüera), Corbal, S.A. de C.V. (controlled by Alberto Bailleres Gonzalez), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas) and BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres).

As of March 31, 2006, there were 25 holders of record of ADSs in the United States, which represented approximately 53% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

Related-Party Transactions

Voting Trust

The trust participants, who are our principal shareholders, agreed in April 1998 to deposit a majority of their shares, which we refer to as the trust assets, of FEMSA into the voting trust, and later entered into an amended agreement on August 8, 2005, following the substitution of Banco Invex, S.A. as trustee to the voting trust. The primary purpose of the voting trust is to permit the trust assets to be voted as a block, in accordance with the instructions of the technical committee. The trust participants are separated into seven trust groups and the technical committee is comprised of one representative appointed by each trust group. The number of B Units corresponding with each trust group (the proportional share of the shares deposited in the trust of such group) determines the number of votes that each trust representative has on the technical committee. Most matters are decided by a simple majority of the trust assets.

The trust participants agreed to certain transfer restrictions with respect to the trust assets. The trust is irrevocable, for a term that will conclude on May 31, 2013 (subject to additional five-year renewal terms), during which time, trust assets may be transferred by trust participants to spouses and immediate family members and, subject to certain conditions, to companies that are 100% owned by trust participants, which we refer to as the permitted transferees, provided in all cases that the transferee agrees to be bound by the terms of the voting trust. In the event that a trust participant wishes to sell part of its trust assets to someone other than a permitted transferee, the other trust participants have a right of first refusal to purchase the trust assets that the trust participant wishes to sell. If none of the trust participants elects to acquire the trust assets from the selling trust participant, the technical committee will have a right to nominate (subject to the approval of technical committee members representing 75% of the trust assets, excluding trust assets that are the subject of the sale) a purchaser for such trust assets. In the event that none of the trust participants or a nominated purchaser elects to acquire trust assets, the selling trust participant will have the right to sell the trust assets to a third party on the same terms and conditions that were offered to the trust participants. Acquirors of trust assets will only be permitted to become parties to the voting trust upon the affirmative vote by the technical committee of at least 75% of the trust shares, which must include trust shares represented by at least three trust group representatives. In the event that a trust participant holding a majority of the trust assets elects to sell its trust assets, the other trust participants have “tag along” rights that will enable them to sell their trust assets to the acquiror of the selling trust participant’s trust assets.

Because of their ownership of a majority of the Series B Shares, the trust participants may be deemed to control our company. Other than as a result of their ownership of the Series B Shares, the trust participants do not have any voting rights that are different from those of other shareholders.

Interest of Management in Certain Transactions

The following is a summary of transactions we have entered into with entities for which members of our board of directors or management serve as a member of the board of directors or management. Each of these transactions was entered into in the ordinary course of business, and we believe each is on terms comparable to those that could be obtained in arm’s length negotiations with unaffiliated third parties. Under our by-laws, transactions entered with related parties not in the ordinary course of business are subject to the approval of our board of directors, subject to the prior opinion of the audit committee.

Until 2004, we, along with certain of our subsidiaries, engaged in financial and insurance coverage transactions, including entering into loans and credit line facilities, with subsidiaries of BBVA Bancomer, a financial services holding company of which Ricardo Guajardo Touché, who is also a director of FEMSA, was the chairman of the board of directors until the fourth quarter of 2004 and is currently a director, and of which José Antonio Fernández Carbajal, our Chairman and Chief Executive Officer, and Alberto Bailleres, one of our directors, are directors. These transactions include the following: (1) BBVA Bancomer was the administrative agent and was one of the lenders in a Ps. 1,728 million credit agreement entered into by FEMSA Comercio in 2004 and (2) BBVA Bancomer and its affiliates are also a lender under a term loan facility and a purchaser of certificados bursátiles issued in Mexico by Coca-Cola FEMSA in connection with the acquisition of Panamco.

We maintain an insurance policy covering auto insurance and medical expenses for executives issued by Grupo Nacional Provincial, S.A., an insurance company of which the chairman of the board and chief executive officer is Alberto Bailleres, one of our directors. The aggregate amount of premiums paid under these policies was approximately Ps. 50 million, Ps. 81 million and Ps. 53 million in 2005, 2004 and 2003, respectively.

In 2005, FEMSA Comercio in its ordinary course of business, purchased Ps. 880 million, Ps. 782 million and Ps. 635 million in 2005, 2004 and 2003, respectively, in baked goods and snacks for its stores from subsidiaries of Grupo Bimbo, of which the chairman of the board is Roberto Servitje, a director of FEMSA. These purchases were entered into in the ordinary course of business, and we believe they were made on terms comparable to those that could be obtained in arm’s length negotiations with unaffiliated third parties.

José Antonio Fernández Carbajal, Eva Garza de Fernández, Ricardo Guajardo Touché and Lorenzo H. Zambrano, who are directors of FEMSA, are also members of the board of directors of ITESM, which is a prestigious university in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries.

Business Transactions between Coca-Cola FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with The Coca-Cola Company and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total payments by Coca-Cola FEMSA to The Coca-Cola Company for concentrates were approximately Ps. 7,763 million, Ps. 7,238 million and Ps. 6,074 million in 2005, 2004 and 2003, respectively. Coca-Cola FEMSA and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to Coca-Cola FEMSA’s refrigeration equipment investment program. Coca-Cola FEMSA received contributions to its marketing expenses, which include its refrigeration equipment investment program, of Ps. 952 million, Ps. 958 million and Ps. 1,307 million in 2005, 2004 and 2003, respectively.

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

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

See pages F-1 through F-63, incorporated herein by reference.

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

Coca-Cola FEMSA

Mexico

Tax Matters

During 2002 and 2003, Coca-Cola FEMSA initiated two juicios de amparo (appeals based on the violation of constitutional rights) related to the Impuesto Especial Sobre Productos y Servicios (Special Tax on Products and Services, or IEPS). The 2002 appeal related to the IEPS applicable to inventories in Mexico produced with high fructose corn syrup and the 2003 appeal related to the IEPS applicable to all carbonated soft drinks in Mexico produced with non-sugar sweeteners. In November 2003, Coca-Cola FEMSA obtained a final favorable decision not subject to appeal from a Mexican federal court for its 2002 appeal and in June 2004 for its 2003 appeal. During 2004 and 2005, Coca-Cola FEMSA did not pay IEPS in any of its Mexican operations, and it has already received from the authorities a reimbursement of the IEPS paid during 2002 and 2003, including accrued interest.

In April 2004, the Mexican Supreme Court of Justice issued a ruling with respect to rules previously issued by the Mexican Ministry of Finance regarding tax deductions of certain assets in the beverage industry, such as coolers. This ruling requires these assets to be treated as fixed assets with finite useful lives. Coca-Cola FEMSA had previously considered coolers as an expense for tax purposes. This change of criteria had no effect on net income since the difference between the carrying value and tax basis of the coolers was recorded as a deferred income tax liability in prior years. Tax payments in connection with this change in criteria resulted in a charge to income in 2004 in the amount of Ps. 144 million. During March 2005, the tax authorities reviewed the payments in connection with this change in criteria, which resulted in an additional charge to income of Ps. 121 million.

Antitrust Matters

During 2000, the Comisión Federal de Competencia in Mexico (the Mexican Antitrust Commission), pursuant to complaints filed by PepsiCo. and certain of its bottlers in Mexico, started an investigation of The Coca-Cola Company and its bottlers. Later in 2000, the Mexican Antitrust Commission alleged, and in 2002, determined that Coca-Cola bottlers engaged in monopolistic practices through exclusivity arrangements with certain retailers. The Mexican Antitrust Commission did not impose any fines, but ordered Coca-Cola bottlers, including certain of Coca-Cola FEMSA’s Mexican subsidiaries, to abstain from entering into any exclusivity arrangement with retailers that stock soft drink bottles of up to 2.0-liters. Coca-Cola FEMSA, along with other Coca-Cola bottlers, appealed the resolution rendered in February 2002 by a Recurso de Reconsideración (Review Recourse), which was presented before the Mexican Antitrust Commission. The Mexican Antitrust Commission confirmed its original determination and issued a confirmatory resolution in July 2002. Coca-Cola FEMSA and its Mexican operating subsidiaries appealed this resolution before a Mexican federal court by initiating several juicios de amparo (appeals based on the violation of constitutional rights) and obtained favorable final decisions not subject to appeal. Under these judicial decisions, the resolution was declared null and void and the Mexican Antitrust Commission was ordered to issue a new resolution.

In March 2003, in a separate proceeding, the Mexican Antitrust Commission started an investigation involving The Coca-Cola Company, Coca-Cola FEMSA and certain other Coca-Cola bottlers due to complaints filed by some retailers and other bottlers. In September 2003, the Mexican Antitrust Commission requested certain Coca-Cola bottlers, including some of Coca-Cola FEMSA’s Mexican subsidiaries, to provide information. Coca-Cola FEMSA initiated amparo proceedings, and a Mexican federal court issued a final ruling that the requests for information were unconstitutional. In August 2004, however, as a result of the investigation, the Mexican Antitrust Commission issued several Oficios de Presunta Responsabilidad (Statement of Charges) asserting that Coca-Cola FEMSA and its Mexican operating subsidiaries, as well as other bottlers, engaged in monopolistic practices and requested additional information. Coca-Cola FEMSA initiated amparo proceedings asserting the illegality of these requests, which are currently under review. In July 2005, the Mexican Antitrust Commission issued a resolution that determined Coca-Cola FEMSA engaged in certain monopolistic practices and ordered it to abstain from engaging in such practices and imposed a fine of Ps. 63.2 million. Coca-Cola FEMSA initiated amparo proceedings against such first instance resolution, which are currently under review. Coca-Cola FEMSA believes the resolution is without merit and intends to defend itself in this matter.

Central America

Antitrust Matters in Costa Rica

During August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission) pursuant to a complaint filed by PepsiCo. and its bottler in Costa Rica initiated an investigation of the sales practices of The Coca-Cola Company and Coca-Cola FEMSA’s Costa Rican subsidiary for alleged monopolistic practices in retail distribution, including sales exclusivity arrangements. A ruling from the Costa Rican Antitrust Commission was issued in July 2004, which found the company engaged in monopolistic practices with respect to exclusivity arrangements, pricing and the sharing of refrigeration equipment under certain limited circumstances and imposed an US$ 130,000 fine. Coca-Cola FEMSA’s appeal of the Costa Rican Antitrust Commission’s ruling was recently dismissed. Coca-Cola FEMSA has filed judicial proceedings challenging the ruling of the Costa Rican Antitrust Commission and the process is still pending in court. Coca-Cola FEMSA does not believe that this matter will have a material adverse effect on its financial condition or results of operations.

In November, 2004, Ajecen del Sur S.A., the bottler of Big Cola in Costa Rica, filed a complaint before the Costa Rican Antitrust Commission related to monopolistic practices in retail distribution and exclusivity agreements against The Coca-Cola Company and Coca-Cola FEMSA’s Costa Rican subsidiary. The Costa Rican Antitrust Commission has decided to pursue an investigation. Coca-Cola FEMSA is currently awaiting notice of a hearing after which a formal investigation may be initiated. Coca-Cola FEMSA is undertaking the necessary measures to defend itself in this new process.

Tax Matters in Costa Rica

In September 2004, Coca-Cola FEMSA’s Costa Rican subsidiary received notice of certain tax claims asserted by the Costa Rican tax authorities to pay taxes on sales of carbonated soft drinks from April 2002 through July 2003. These claims currently total approximately US$ 12 million. In previous years, Coca-Cola FEMSA’s Costa Rican subsidiary had been required to pay similar taxes, however, due to the favorable final decisions on the appeals that it filed, it was not required to pay these taxes. Legal actions have been initiated against the current assessment by the Costa Rican tax authorities and are currently under review. Coca-Cola FEMSA believes this assessment is without merit.

Colombia

Labor Matters

During July 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against certain of Coca-Cola FEMSA’s subsidiaries. In the complaint, the plaintiffs alleged that the subsidiaries of the company acquired in the Panamco acquisition engaged in wrongful acts against the labor union and its members in Colombia, including kidnapping, torture, death threats and intimidation. The complaint alleges claims under the U.S. Alien Tort Claims Act, Torture Victim Protection Act, Racketeer Influenced and Corrupt Organizations Act and state tort law and seeks injunctive and declaratory relief and damages of more than US$ 500 million, including treble and punitive damages and the cost of the suit, including attorney fees. Coca-Cola FEMSA filed a motion to dismiss the complaint for lack of subject matter and personal jurisdiction. The court denied the motion to dismiss for lack of subject matter jurisdiction but has not ruled on the personal jurisdiction motion, subject to further clarification from the parties. This motion is therefore still pending. Coca-Cola FEMSA believes this lawsuit is without merit and intends to defend itself in this matter.

Venezuela

Tax Matters

In 1999, certain of Coca-Cola FEMSA’s Venezuelan subsidiaries received notice of certain tax claims asserted by the Venezuelan tax authorities. These subsidiaries have taken the appropriate recourse against these claims at the administrative level as well as at the court level in Venezuela. The claims currently total approximately US$ 15.6 million. The company has certain rights to indemnification from Venbottling Holding, Inc., a former shareholder of Panamco and The Coca-Cola Company, for a substantial portion of the claims. Based on the analysis that it has completed in relation to these claims, as well as the defense strategy that it has developed, Coca-Cola FEMSA does not believe that the ultimate disposition of these cases will have a material adverse effect on its financial condition or results of operations.

Labor and Distribution Matters

Since 2001, Coca-Cola FEMSA’s Venezuelan subsidiaries have been the subject of more than 350 claims and lawsuits by former independent distributors claiming alleged labor and severance rights owed to them at the time of the termination of their relationship with Coca-Cola FEMSA. As of December 31, 2005, approximately US$ 14.8 million of the total amounts claimed by former distributors were in respect of Coca-Cola FEMSA’s Venezuela subsidiary. Notwithstanding the number of claims and the amounts involved, most of these claims have been filed by former distributors that either entered into release agreements with Coca-Cola FEMSA’s subsidiaries at the time of their termination, and therefore Coca-Cola FEMSA believes have no rights for additional claims, or are claims that were filed after the expiration of the statute of limitations.

Brazil

Antitrust Matters

Several claims have been filed against Coca-Cola FEMSA by private parties, which are currently pending before the Brazilian Ministry of Law and Economics that allege anticompetitive practices by Coca-Cola FEMSA’s Brazilian subsidiaries. The plaintiffs are Ragi (Dolly), a Brazilian producer of “B Brands,” and PepsiCo. Under Brazilian law, each of these claims could result in substantial monetary fines and other penalties. Coca-Cola FEMSA believes each of the claims is without merit, and it intends to defend itself in these matters. In June 2005, the claim previously filed by Serv Lar, a distributor of Coca-Cola FEMSA’s products in Brazil, alleging anticompetitive practices, was resolved in Coca-Cola FEMSA’s favor by the Brazilian authorities.

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

On August 24, 2004, the Mexican Antitrust Commission announced that it was launching an investigation into beer industry practices with respect to exclusivity arrangements in general. FEMSA and FEMSA Cerveza received requests for information on September 15, 2004 from the Mexican Antitrust Commission. On October 7, 2004, FEMSA and FEMSA Cerveza initiated amparo proceedings before the appropriate Mexican federal district courts to challenge the constitutionality of the Mexican Antitrust Commission’s investigation. The Mexican Antitrust Commission imposed monetary fines on FEMSA and FEMSA Cerveza because they did not provide the Mexican Antitrust Commission with the requested information. FEMSA and FEMSA Cerveza have also challenged these monetary fines in the Mexican federal courts. The courts ruled against FEMSA Cerveza and the resolution concerning FEMSA is still pending. In October 2005, however, as a result of its investigation, the Mexican Antitrust Commission issued an Oficio de Presunta Responsabilidad (Statement of Charges) asserting that FEMSA and FEMSA Cerveza engaged in monopolistic practices. We and FEMSA Cerveza have filed an answer to such statement of charges and the proceedings are ongoing. Neither we nor FEMSA Cerveza can give any assurances that any action taken as a result of this investigation will not negatively affect us in the future.

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

On May 11, 2008, each Series D-B Share will automatically convert into one Series B Share with full voting rights, and each Series D-L Share will automatically convert into one Series L Share with limited voting rights. At that time:

•	the BD Units and the B Units will cease to exist and the underlying Series B Shares and Series L Shares will be separate; and

•	the Series B Shares and Series L Shares will be entitled to share equally in any dividend, and the dividend preferences of the Series D-B Shares and Series D-L Shares of 125% of any amount distributed in respect of each Series B Share existing prior to May 11, 2008 will be terminated.

The following table sets forth information regarding our capital stock as of May 31, 2006:

	Number	Percentage of Capital	Percentage of Voting
Class
Series B Shares (no par value)	3,082,140,090	51.7%	100%
Series D-B Shares (no par value)	1,440,785,180	24.2	—
Series D-L Shares (no par value)	1,440,785,180	24.2	—

Total Shares	5,963,710,450	100%	100%

Units
BD Units	720,392,590	60.4%	23.4%
B Units	472,349,500	39.6	76.6

Total Units	1,192,742,090	100%	100%

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

	BD Units (1)
	Nominal pesos				Close US$(4)	Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)	FX rate
2001	41.00	25.20	31.02	9.16	3.39	1,132,468
2002	46.00	31.89	37.93	10.43	3.64	948,565
2003	44.68	33.50	41.48	11.24	3.69	1,011,052
2004
First Quarter	55.00	41.02	54.97	11.13	4.94	1,594,157
Second Quarter	56.70	48.18	52.72	11.49	4.59	1,293,167
Third Quarter	52.76	47.26	50.30	11.38	4.42	728,851
Fourth Quarter	59.60	49.99	58.51	11.15	5.25	827,765
2005
First Quarter	67.75	57.02	59.84	11.18	5.35	546,675
Second Quarter	64.13	55.89	64.13	10.76	5.96	936,520
Third Quarter	79.39	63.70	75.14	10.79	6.96	677,012
Fourth Quarter	77.96	70.09	77.08	10.63	7.25	614,653
October	74.55	70.09	73.24	10.79	6.79	587,100
November	75.16	71.87	71.87	10.58	6.79	668,955
December	77.96	71.43	77.08	10.63	7.25	585,319
2006
January	83.92	77.06	82.00	10.44	7.85	645,864
February	90.52	80.53	90.37	10.45	8.64	821,389
March	100.72	88.55	99.45	10.90	9.15	1,078,005
April	102.51	96.40	102.51	11.09	9.27	707,183
May	106.08	95.29	96.98	11.29	8.59	1,084,964
June(5)	99.38	83.73	86.20	11.42	7.55	1,141,891

(1)	The prices and average daily trading volume for the BD Units were taken from Bloomberg.
(2)	High and low closing prices for the periods presented.
(3)	Closing price on the last day of the periods presented.
(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the BD Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the Federal Reserve Bank of New York on such date.
(5)	Information from June 1, 2006 to June 15, 2006.

	B Units (1)
	Nominal pesos				Close US$(4)	Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)	FX rate
2001	45.00	27.92	36.10	9.16	3.94	15,967
2002	40.00	34.00	37.00	10.43	3.55	800
2003	40.90	33.70	38.70	11.24	3.44	2,278
2004
First Quarter	49.00	39.50	47.50	11.13	4.25	11,618
Second Quarter	48.50	46.00	48.40	11.49	4.19	690
Third Quarter	49.00	47.00	49.00	11.38	4.30	3,522
Fourth Quarter	52.00	45.10	52.00	11.15	4.66	2,083
2005
First Quarter	56.39	48.70	55.00	11.18	4.92	591
Second Quarter	58.24	50.11	51.15	10.76	4.75	991,861
Third Quarter	72.50	53.95	72.24	10.79	6.69	525
Fourth Quarter	71.25	65.00	65.00	10.63	6.12	195
October	71.25	70.00	70.00	10.79	6.49	650
November	65.00	65.00	65.00	10.58	6.15	200
December				10.63
2006
January	72.90	69.00	72.90	10.44	6.98	1,577
February	85.00	72.00	85.00	10.45	8.13	2,878
March	90.00	86.00	90.00	10.90	8.28	566,035
April	97.30	93.00	93.00	11.09	8.41	4,100
May	102.08	93.50	96.00	11.29	8.50	236,082
June(5)	—	—	—	—	—	—

(1)	The prices and average daily trading volume for the B Units were taken from Bloomberg.
(2)	High and low closing prices for the periods presented.
(3)	Closing price on the last day of the periods presented.
(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the B Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the Federal Reserve Bank of New York on such date.
(5)	There was no active trading of B units from June 1, 2006 to June 15, 2006.

	ADSs(1)
	U.S. dollars			Average Daily Trading Volume (ADSs)
	High(2)	Low(2)	Close(3)
2001	45.00	26.80	34.55	231,109
2002	49.21	33.80	36.42	229,017
2003	42.11	30.65	36.88	250,142
2004
First Quarter	49.71	37.01	49.27	376,589
Second Quarter	50.70	41.52	45.84	314,022
Third Quarter	46.03	41.40	44.18	211,569
Fourth Quarter	52.93	43.69	52.61	230,447
2005
First Quarter	60.88	51.05	53.55	296,533
Second Quarter	59.57	50.91	59.57	383,661
Third Quarter	73.75	59.32	69.92	357,092
Fourth Quarter
October	69.65	64.50	67.99	366,157
November	70.28	67.80	67.99	235,300
December	72.55	67.54	72.51	223,781
2006
January	80.26	74.56	78.34	279,180
February	86.99	76.65	86.99	328,100
March	91.94	82.80	91.66	445,096
April	93.24	87.18	92.88	398,153
May	96.99	84.13	85.79	502,064
June(4)	88.45	73.22	76.00	759,827

(1)	Each ADS is comprised of 10 BD Units. Prices and average daily trading volume were taken from Bloomberg.
(2)	High and low closing prices for the periods presented.
(3)	Closing price on the last day of the periods presented.
(4)	Information from June 1, 2006 to June 15, 2006.

ITEM 10. ADDITIONAL INFORMATION

Bylaws

The following is a summary of the material provisions of our bylaws and applicable Mexican law. For a description of the provisions of our bylaws relating to our board of directors, executive officers and statutory examiners, see “Item 6. Directors, Senior Management and Employees.”

On December 30, 2005, the New Mexican Securities Market Law (the “New Mexican Securities Law”) was published, with an effective date of June 28, 2006. The New Mexican Securities Market Law includes provisions that seek to improve the regulation of disclosure of information, minority shareholder rights, corporate governance and internal control procedures. In addition, the New Mexican Securities Law imposes further duties and liabilities on the members of the Board of Directors as well as on the relevant officers (such as a duty of loyalty and a duty of care). Likewise, under the New Mexican Securities Law we are required to adopt specific amendments to our bylaws within 180 days of the effective date of the new law. We currently expect the most significant of these amendments to relate to: (1) revising our corporate name to reflect that we have adopted a new corporate form called a Publicly Held Company (Sociedad Anónima Bursátil), (2) creating the Corporate Practices Committee, a new committee of our Board of Directors, which will consist exclusively of independent directors and (3) eliminating the role and responsibilities of the statutory examiner (Comisario), whose responsibilities will be assumed by the Board of Directors through the Audit Committee and the new Corporate Practices Committee, as well as by our external auditor. The following summary does not give effect to these amendments.

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

United States Taxation

Taxation of Dividends. The gross amount of any dividends paid with respect to our shares represented by our ADSs generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the ADS depositary and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the ADS depositary (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their tax advisors regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs for taxable years beginning before January 1, 2011 is subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2005 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2006 taxable year. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

—    The prevailing market price per share at the time of the sale; and

—    The sum of US$ 2.216 per share (US$ 22.16 per ADS) plus The Coca-Cola Company’s carrying costs.

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

The Coca-Cola Company contributed a significant portion of Coca-Cola FEMSA’s total marketing expenses in its territories during 2005. Although Coca-Cola FEMSA believes that The Coca-Cola Company intends to continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “—Shareholders Agreement.”

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

Segment	Expiration Date	Renewal Provision
Mexico	For two territories—June 2013	10 years, renewable automatically.
	For two territories—May 2015(1)	10 years, renewable automatically.

Central America(1)	Guatemala—June 2006	Renewable as agreed between the parties.
	Nicaragua—June 2006	Five years, requires notice at least six but not more than 12 months before expiration date.
	Costa Rica—September 2007	Five years, requires notice at least six but not more than 12 months before expiration date.

Segment	Expiration Date	Renewal Provision
Colombia	June 2006(1)	Five years, requires notice at least six but not more than 12 months before expiration date.

Venezuela	For Coca-Cola trademark beverages—August 2006 For other beverages—August 2006	Five years, requires notice at least six but not more than 12 months before expiration date.
Renewable as agreed between the parties.

Brazil	December 2004(2)	Five years, requires notice at least six but not more than 12 months before expiration date.

Argentina	September 2014	10 years, renewable automatically.

(1)	Coca-Cola FEMSA is in the process of finalizing the bottler agreement for Panama, which it expects will be substantially similar to its existing bottler agreements.
(2)	Coca-Cola FEMSA is currently in the process of negotiating a renewal for this territory.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2005, we had outstanding long-term indebtedness of Ps. 33,952 million, of which 37.7% bore interest at fixed interest rates and 62.3% bore interest at variable interest rates. Swap contracts held by us effectively switch a portion of our variable rate indebtedness into fixed rate indebtedness. After giving effect to these contracts, as of December 31, 2005, 89.9% of our long-term indebtedness was fixed rate and 10.1% of our long-term indebtedness was variable rate. The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate, or LIBOR, (a benchmark rate used for Eurodollar loans), the Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate), or TIIE, and the Certificados de la Tesorería (Treasury Certificates), or CETES, rate. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our financial instruments that are sensitive to changes in interest rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2005, plus spreads contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Colombian pesos and Guatemalan quetzals. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2005 exchange rate of 10.7109 Mexican pesos per U.S. dollar, 0.0047 Mexican pesos per Colombian peso and 1.4080 Mexican pesos per Guatemalan quetzal.

The table below also includes the estimated fair value as of December 31, 2005 of:

•	long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;

•	long-term notes payable, based on quoted market prices; and

•	interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2005.

As of December 31, 2005, the fair value represents a loss of Ps. 190 million.

Principal by Year of Maturity

	At December 31, 2005								At December 31, 2004
	2006	2007	2008	2009	2010	2011 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of constant Mexican pesos)
Long-term debt:
Fixed rate debt:
U.S. dollars	2,228	92	92	3,295	18	—	5,725	5,983	6,232	6,699
Interest rate(1)	7.7%	7.0%	7.1%	7.2%	3.4%	—	7.7%	—	7.7%
Mexican pesos	1,425	50	50	640	2,200	2,696	7,061	7,213	4,065	7,951
Interest rate(1)	9.6%	9.8%	9.8%	9.8%	9.8%	9.8%	9.6%	—	9.6%

Subtotal	3,653	142	142	3,935	2,218	2,696	12,786	13,196	10,297	14,650
Variable rate debt:
U.S. dollars	115	105	68	218	29	1,890	2,425	2,425	4,437	4,072
Interest rate(1)	4.8%	4.8%	4.7%	4.7%	4.7%	4.7%	4.8%	—	2.8%
Mexican pesos	217	2,032	6,881	2,635	2,653	3,927	18,345	18,414	25,718	22,598
Interest rate(1)	9.3%	9.3%	9.4%	9.2%	9.1%	9.1%	9.3%	—	9.3%
Colombian pesos	211	161	—	—	—	—	372	372	715	392
Interest rate(1)	8.7%	9.3%	—	—	—	—	8.7%	—	10.1%	—
Guatemalan quetzals	24	—	—	—	—	—	24	24	—	—
Interest rate(1)	6.5%	—	—	—	—	—	6.5%	—	—	—

Subtotal	567	2,298	6,949	2,853	2,682	5,817	21,166	21,235	30,870	27,062

Total debt	4,220	2,440	7,091	6,788	4,900	8,513	33,952	34,431	41,167	41,712

Derivative instruments:
Cross currency and interest rate swaps (U.S. dollars to Mexican pesos):
Variable to fixed	—	—	—	161	1,339	—	1,500	(175)	1,612	1
Interest pay rate(1)	—	—	—	11.1%	11.1%	—	11.1%		10.0%
Interest receive rate(1)	—	—	—	4.7%	4.7%	—	4.7%		2.9%

Interest rate swaps:
Mexican pesos:
Variable to fixed	—	1,981	5,075	2,615	2,634	3,923	16,228	(494)	18,197	(64)
Interest pay rate(1)	—	9.8%	10.0%	10.3%	10.3%	10.1%	9.8%		9.8%
Interest receive rate(1)	—	9.4%	9.4%	9.2%	9.1%	9.1%	9.4%		9.3%

(1)	Weighted average interest rate.

A hypothetical, instantaneous and unfavorable change of one percentage point in the average interest rate applicable to variable-rate liabilities held at December 31, 2005 would increase our interest expense by approximately Ps. 56 million, or 22.6%, over a 12-month period of 2006, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country in which we operated, relative to the U.S. dollar. In 2005, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency At December 31, 2005
Country	Currency	% of Consolidated Total Revenues
Mexico	Mexican peso	76.9
Brazil	Real	5.5
Venezuela	Bolivar	4.7
Colombia	Colombian peso	4.4
Argentina	Argentine peso	2.7
United States	U.S. dollar	2.5
Costa Rica	Colon	1.1
Guatemala	Quetzal	0.8
Nicaragua	Cordoba	0.7
Panama	U.S. dollar	0.7

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are all subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2005, 79.2% of our long-term indebtedness was denominated in Mexican pesos, 19.6% was denominated in U.S. dollars, 1.1% was denominated in Colombian pesos and the remaining 0.1% in Guatemalan quetzals. We also have short-term indebtedness which consists of revolving bank loans. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated long-term indebtedness is increased.

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar-denominated debt obligations as shown in the interest risk table above. We occasionally utilize financial derivative instruments to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies.

As of December 31, 2005, we did not have any forward agreements that meet the hedging criteria for accounting purposes, to hedge our operations denominated in U.S. dollars. During 2005 and 2004, we had forward agreements for the purchase of U.S. dollars that meet hedging accounting criteria, in a notional amount of US$250 million, to hedge the foreign exchange rate risk related to our acquisition of a 30% interest in FEMSA Cerveza. These contracts were paid during 2005, and we recognized a foreign exchange loss of Ps. 156 million.

Additionally, as of December 31, 2005, we had certain forward contracts that did not meet the hedging criteria for accounting purposes; consequently, changes in the fair value of Ps. 4 million were recorded in the income statement. These contracts, which have a notional amount of Ps. 750 million, matured in May 2006. The fair value of the foreign currency forward contracts is estimated based on the quoted market price of each agreement at year end assuming the same maturity dates originally contracted.

As of December 31, 2005, we did not have any forward agreements for the purchase of euros. During 2005 and 2004 we had forward agreements to buy euros to hedge the exchange risk between the U.S. dollar and the euro for the purchase of equipment, resulting in the recognition of a foreign exchange loss of Ps. 9 million and Ps. 18 million, respectively.

As of December 31, 2005, we did not have any call option agreements to buy U.S. dollars. We contracted cross currency swaps to manage the interest rate and foreign exchange risks associated with our borrowings denominated in U.S. dollars. The aggregate notional amounts are Ps. 1,500 million with maturity dates in 2009 and 2010. The fair value is estimated based on quoted market exchange rates and interest rates to terminate the contracts at December 31, 2005, which represented a loss of Ps. 175 million. During 2005, the net effect of expired contracts is included in interest expense and amounted to Ps. 125 million.

As of December 31, 2005, certain cross currency swap instruments do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value were recorded in the income statement. These contracts with a notional amount of Ps. 3,822 million mature in September 2008 and September 2009 and the fair value represented a loss of Ps. 127 million.

	Forward Agreements
	At December 31, 2005			At December 31, 2004
	Notional Amount	Fair Value		Notional Amount		Fair Value
	(in millions of U.S. dollars and millions of constant Mexican pesos)
U.S. dollar forwards:
To cover Mexican peso risk	$—	Ps.	—	Ps.	250	Ps.	3
Weighted average foreign exchange rate Mexican peso per U.S. dollar:
Contracted	—		—		11.3110		—
Quoted market	—		—		11.1460		—
Cross currency and interest rate swap:
To cover U.S. dollar risk	$140	Ps.	(175)		$140	Ps.	1
Weighted average foreign exchange rate Mexican peso per U.S. dollar:
Contracted	11.0049		—		11.1680		—
Quoted market	10.7109		—		11.1460		—

As of December 31, 2005, we had determined that our leasing contracts denominated in U.S. dollars host an embedded derivative financial instrument. At December 31, 2005, the fair value of these contracts represented Ps. 119 million, which is recorded in the income statement as a foreign exchange gain.

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Mexican peso relative to the U.S. dollar occurring on December 31, 2005, would have resulted in an increase in our net consolidated integral result of financing expense of approximately Ps. 439 million over a 12-month period of 2006, reflecting higher interest expense and foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2005. However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of the Mexican peso relative to the U.S. dollar, which gain on monetary position would reduce the consolidated net integral cost of financing.

As of March 31, 2006, the exchange rates relative to the U.S. dollar of all the countries in which we operate as well as their devaluation/revaluation effect compared to December 31, 2005, are as follows:

Country	Currency	Exchange Rate at March 31, 2006	(Devaluation) / Revaluation
Mexico	Mexican peso	10.9510	(2.2)%
Brazil	Real	2.1724	7.2%
Venezuela	Bolivar	2,150.0000	0.0%
Colombia	Colombian peso	2,289.9800	(0.3)%
Argentina	Argentine peso	3.0820	(1.6)%
Costa Rica	Colon	506.0300	(1.7)%
Guatemala	Quetzal	7.6147	(0.1)%
Nicaragua	Cordoba	17.3531	(1.2)%
Panama	U.S. dollar	1.0000	—

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of all the countries in which we operate, relative to the U.S. dollar occurring on December 31, 2005, would produce a reduction in stockholders’ equity as follows:

Country	Currency	Reduction in Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	Ps.	1,474
Argentina	Argentine peso		46
Brazil	Real		262
Venezuela	Bolivar		255
Colombia	Colombian peso		575
Costa Rica	Colon		203
Guatemala	Quetzal		35
Nicaragua	Cordoba		68
Panama	U.S. dollar		—

Equity Risk

During 2002, one of Coca-Colas FEMSA’s subsidiaries entered into an equity forward sale contract that was renewed in March and June of 2004 and was finally settled on September 18, 2004. The contract covered 92% of the Molson shares received from the sale of Kaiser, with a notional amount of approximately Ps. 221 million. In 2004 and 2003, Coca-Cola FEMSA recorded a loss on this instrument of Ps. 81 million and a gain of Ps. 20 million, respectively, which resulted from the difference between the strike price of the forward contract and the market value of the shares.

As of December 31, 2005, we did not have any equity forward agreements.

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials. The result of our commodity price contracts was a loss of Ps. 27 million and a gain of Ps. 79 million as of December 31, 2005 and 2004, respectively, which were recorded in the results of operations of the year. The fair value is estimated based on the quoted market prices to terminate the contracts at the reporting date. As of December 31, 2005, we had various derivative instruments contracts with maturity dates in 2006, notional amounts of Ps. 866 million and a fair value loss of Ps. 141 million.

ITEMS 12-14. NOT APPLICABLE

ITEM 15. CONTROLS AND PROCEDURES

(a) We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu, and its affiliates as principal auditors, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2005 and 2004:

	Year ended December 31,
	2005		2004
	(in millions of Mexican pesos)
Audit fees	Ps.	64	Ps.	57
Audit-related fees		8		13
Tax fees		6		6

Total	Ps.	78	Ps.	76

Audit fees. Audit fees in the above table are the aggregate fees billed by Deloitte in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory and regulatory audits and the preparation for compliance by FEMSA with Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-related fees. Audit-related fees in the above table for the year ended December 31, 2005 are the aggregate fees billed by Deloitte for financial accounting and reporting-related matters relating to the review of the prospectus for the equity offering.

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

ITEM 16D. NOT APPLICABLE

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any of our equity securities in 2005. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Stock Incentive Plan” and “––EVA Stock Incentive Plan.”

Purchases of Equity Securities

Purchase Date	Total Number of BD Units Purchased	Average Price Paid per BD Units		Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 4, 2005	771,910	Ps.	65.15	—	—
March 22, 2005	161,265	Ps.	61.67	—	—
March 23, 2006	687,610	Ps.	95.42	—	—

	2,446,195	Ps.	68.02	—	—

ITEM 17. NOT APPLICABLE

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-63, incorporated herein by reference.

ITEM 19 EXHIBITS

1.1	Bylaws (estatutos sociales) of FEMSA (formerly known as Valores Industriales, S.A.), together with an English translation (incorporated by reference to FEMSA’s Form 20-F filed on April 8, 2004 (File No. 333-08752)).

2.1	Deposit Agreement, among FEMSA, The Bank of New York, and all owners and holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to FEMSA’s registration statement on Form F-6 filed on January 30, 2004 (File No. 333-112342)).

2.2	Specimen certificate representing a BD Unit, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, together with an English translation (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

2.3	Indenture Agreement, dated as of October 28, 1996, between Coca-Cola FEMSA and Citibank, N.A., as trustee, (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

2.4	Term Loan Agreement, dated April 23, 2003, among Coca-Cola FEMSA, JPMorgan Chase Bank, Banco J.P. Morgan, S.A., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc., Banco Nacional de México, S.A., BBVA Bancomer and ING Bank, N.V. (incorporated by reference to Coca-Cola FEMSA’s annual report on Form 20-F filed on June 27, 2003 (File No. 1-2260)).

2.5	Indenture, dated July 11, 1997, by and between Corporación Interamericana de Bebidas, S.A. de C.V. and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of Panamco’s Registration Statement on Form F-4, (File No. 333-7918)).

2.6	First Supplemental Indenture, dated October 15, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-2260)).

2.7	Second Supplemental Indenture, dated November 19, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-2260)).

2.8	Credit Agreement, dated as of September 27, 2004, among FEMSA Comercio, as borrower, Cadena Comercial Oxxo, S.A. de C.V., Impulsora de Mercados de Mexico, S.A. de C.V. and Oxxo Express, S.A. de C.V., as guarantors, the financial institutions party thereto, as lenders, BBVA Bancomer, S.A., as administrative agent, and BBVA Securities Inc, as mandated lead arranger (incorporated by reference to FEMSA’s Annual Report on Form 20-F filed on April 8, 2005 (File No. 333-08752)).

3.1	Amended Voting Trust Agreement among certain principal shareholders of FEMSA together with an English translation (incorporated by reference to FEMSA’s Schedule 13D as amended filed on August 11, 2005 (File No. 005-54705)).

4.1	Amended and Restated Shareholder’s Agreement, dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company and Inmex (incorporated by reference to Coca-Cola FEMSA’s annual report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.2	Amendment, dated May 6, 2003, to Shareholders’ Agreement as amended and restated on July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Coca-Cola FEMSA’s annual report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.3	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the valley of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.4	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the valley of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.5	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.6	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.7	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.8	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.9	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.10	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.11	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.12	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.13	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.21	Bottler Agreement, dated August 16, 1996, and Letter of Renewal, dated February 9, 2001, between The Coca-Cola Company and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (with English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.22	Bottler Agreement, dated August 16, 1996, and Letter of Renewal, dated February 9, 2001, between Advantage Investments, Inc. and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.23	Supply Agreement, dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.24	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.25	Bottler Agreement and Side Letter dated June 1,2005, between Panamco Baijo, S.A. de C.V., and the Coca-Cola Company with respect to operations in Baijo, Mexico (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.26	Letter of Renewal, dated December 12, 2005, between The Coca-Cola Company and Embotelladora Central, S.A, with respect to operations in Guatemala (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.27	Letter of Renewal, dated January 4, 2006, between The Coca-Cola Company and Coca-Cola de Panamá, Compañia Embotelladora, S.A., with respect to operations in Panama (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.28	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL—Industria Brasileira de Bebidas, S.A. and The Coca-Cola Company with respect to operations in São Paulo, Brazil (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.29	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL—Industria Brasileira de Bebidas, S.A. and The Coca-Cola Company with respect to operations in Campinas, Brazil (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.30	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL—Industria Brasileira de Bebidas, S.A., and The Coca-Cola Company with respect to operations in Campo Grande, Brazil (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.31	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.32	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administracion de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.33	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.34	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.35	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).

4.36	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.37	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.38	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.39	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.40	Letter of Renewal, dated December 12, 2005, between The Coca-Cola Company and Industria Nacional de Gaseosas S.A., with respect to operations in Colombia (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.41	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.42	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

8.1	Significant Subsidiaries.

10.1	The Coca-Cola Company Memorandum, to Steve Heyer from José Antonio Fernández, dated December 22, 2002 (incorporated by reference to FEMSA’s registration statement on Form F-3 filed on September 20, 2004 (File No. 333-117795)).

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2006.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2006.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 29, 2006.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 29, 2006

Fomento Económico Mexicano, S.A. de C.V.

By:	/S/ JAVIER ASTABURUAGA SANJINES
Name:	Javier Astaburuaga Sanjines
Title:	Executive Vice-President of Finance and Strategic Development

FOMENTO ECONÓMICO, S.A. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Fomento Económico Mexicano, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Fomento Económico Mexicano, S. A. de C. V. (a Mexican corporation) and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2005, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the following subsidiaries of the Company: 1) FEMSA Comercio, S. A. de C. V. and subsidiaries, FEMSA Empaques, S. A. de C. V. and subsidiaries, Quimiproductos, S.A. de C.V. and Servicios Aéreos Regiomontanos, S. A. de C. V. for each of the three years in the period ended December 31, 2005; 2) the subsidiaries spun off from FEMSA Empaques, S. A. de C. V., as mentioned in Note 1, for each of the two years in the period ended December 31, 2004; and 3) FEMSA Logística, S. A. de C. V. and subsidiaries, Centro de Servicios Diesel, S. A. de C. V., Operadora Logística CCM, S. A. de C. V., Servicios Logísticos CCM, S. A. de C. V., and Centro de Servicios Compartidos, S. A. de C. V. for the year ended December 31, 2005. The subsidiaries we did not audit represented approximately 10% and 14% of the consolidated total assets as of December 31, 2005 and 2004, respectively, and 28%, 27% and 26% of the consolidated total revenues for each of the three years in the period ended December 31, 2005, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Fomento Económico Mexicano, S. A. de C. V. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico.

Effective January 1, 2005, the Company adopted the provisions of certain new or revised accounting standards resulting in the following changes in accounting:

•	As mentioned in Note 7 q), the initial effect of adopting Bulletin C-10, “Derivative Financial Instruments and Hedging Activities”, resulted in the recognition of an asset for derivative financial instruments of Ps. 80 million, net of taxes of which Ps. 46 million was recorded in the income statement as a change in accounting principle and Ps. 34 million was recorded in other comprehensive income.

•	As mentioned in Note 7 i), the Company discontinued amortizing goodwill as of January 1, 2005 and now performs an annual impairment test in accordance with Bulletin B-7, “Business Acquisitions”. The amount of goodwill amortization in 2004 and 2003 was Ps. 14 million and Ps. 15 million, respectively.

•	As mentioned in Note 7 l), revised Bulletin D-3, “Labor Obligations”, requires the recognition of a labor obligation for severance indemnities, other than restructuring. The liability as a result of adopting this bulletin recorded by the Company was Ps. 394 million and the additional expense recorded in the income statement was Ps. 12 million.

As mentioned in Note 4, Coca-Cola FEMSA, S. A. de C. V. acquired Panamerican Beverages, Inc. on May 6, 2003, incorporating its results of operations since the date of acquisition, as a result of which the consolidated statements of income and changes in financial position for the years ended December 31, 2005, 2004 and 2003, are not comparable.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles general and accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2005, and the determination of stockholders’ equity as of December 31, 2005 and 2004, to the extent summarized in Note 28.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 5. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu

/s/    GABRIEL GONZÁLEZ MARTÍNEZ

C. P. C. Gabriel González Martínez

Monterrey, N.L., Mexico

February 15, 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Balance Sheets

At December 31, 2005 and 2004.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.)

as of December 31, 2005.

	2005			2004
ASSETS
Current Assets:
Cash and cash equivalents	$766	Ps.	8,140	Ps.	7111
Accounts receivable	490		5,202		4,712
Inventories	724		7,696		7,777
Recoverable taxes	80		849		1,084
Other current assets	80		853		579

Total current assets	2,140		22,740		21,263

Investments in shares	71		758		793
Property, plant and equipment	4,209		44,730		46,292
Intangible assets	4,605		48,937		48,456
Deferred income tax asset	116		1,230		1,503
Other assets	715		7,603		6,768

TOTAL ASSETS	$11,856	Ps.	125,998	Ps.	125,075

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans	$62	Ps.	663	Ps.	6,186
Interest payable	38		401		407
Current maturities of long-term debt	397		4,220		3,665
Suppliers	845		8,983		8,180
Taxes payable	189		2,009		2,724
Accounts payable, accrued expenses and other liabilities	336		3,563		3,231

Total current liabilities	1,867		19,839		24,393

Long-Term Liabilities:
Bank loans and notes payable	2,798		29,732		37,502
Deferred income tax liability	308		3,275		4,300
Labor liabilities	230		2,447		2,014
Other liabilities	330		3,513		2,988

Total long-term liabilities	3,666		38,967		46,804

Total liabilities	5,533		58,806		71,197

Stockholders’ Equity:
Minority interest in consolidated subsidiaries	1,820		19,341		17,218

Majority interest:
Capital stock	466		4,953		4,612
Additional paid-in capital	1,939		20,606		13,110
Retained earnings from prior years	2,351		24,983		19,633
Net income	522		5,549		6,027
Cumulative other comprehensive loss	(775)		(8,240)		(6,722)

Majority interest	4,503		47,851		36,660

Total stockholders’ equity	6,323		67,192		53,878

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$11,856	Ps.	125,998	Ps.	125,075

The accompanying notes are an integral part of these consolidated balance sheets.

Monterrey, N.L., Mexico, February 15, 2006.

/s/ JOSÉ ANTONIO FERNÁNDEZ CARBAJAL	/s/ JAVIER ASTABURUAGA SANJINES
José Antonio Fernández Carbajal	Javier Astaburuaga Sanjines
Chief Executive Officer	Chief Financial Officer

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Income Statements

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.)

as of December 31, 2005, except per share data.

	2005			2004		2003
Net sales	$9,884	Ps.	105,045	Ps.	96,201	Ps.	82,041
Other operating revenues	51		537		632		455

Total revenues	9,935		105,582		96,833		82,496
Cost of sales	5,288		56,195		51,222		42,700

Gross profit	4,647		49,387		45,611		39,796

Operating expenses:
Administrative	667		7,085		6,873		5,905
Selling	2,513		26,715		24,502		20,818

	3,180		33,800		31,375		26,723

Income from operations	1,467		15,587		14,236		13,073

Integral result of financing:
Interest expense	(425)		(4,520)		(3,894)		(2,679)
Interest income	60		638		572		770
Foreign exchange gain (loss)	34		357		(14)		(2,752)
Gain on monetary position	104		1,117		2,004		1,038

	(227)		(2,408)		(1,332)		(3,623)
Other expenses, net	(45)		(483)		(813)		(598)

Income before taxes and employee profit sharing	1,195		12,696		12,091		8,852
Taxes and employee profit sharing	431		4,584		2,533		3,785

Income before change in accounting principle	764		8,112		9,558		5,067
Change in accounting principle, net of taxes	4		46		—		—

Consolidated net income	$768	Ps.	8,158	Ps.	9,558	Ps.	5,067

Net majority income	522		5,549		6,027		3,408
Net minority income	246		2,609		3,531		1,659

Consolidated net income	$768	Ps.	8,158	Ps.	9,558	Ps.	5,067

Net majority income (U.S. dollars and constant Mexican pesos):
Per Series “B” share:
Before change in accounting principle	$0.08	Ps.	0.86	Ps.	1.01	Ps.	0.57
Cumulative effect of change in accounting principle	—		0.01		—		—
Net majority income	0.08		0.87		1.01		0.57

Per Series “D” share:
Before change in accounting principle	$0.10	Ps.	1.08	Ps.	1.27	Ps.	0.72
Cumulative effect of change in accounting principle	—		0.01		—		—
Net majority income	0.10		1.09		1.27		0.72

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant

Mexican pesos (Ps.) as of December 31, 2005.

	2005			2004		2003
Resources Generated by (Used in) Operating Activities:
Consolidated net income	$768	Ps.	8,158	Ps.	9,558	Ps.	5,067
Depreciation	390		4,147		3,882		3,435
Amortization and other	240		2,555		2,566		2,183
Impairment of long-lived assets	5		55		503		859
Deferred income tax	(27)		(288)		(1,006)		497

	1,376		14,627		15,503		12,041

Working capital:
Accounts receivable	(36)		(378)		(110)		419
Inventories	(32)		(344)		(1,270)		(1,002)
Recoverable taxes, net	(45)		(481)		1,005		(670)
Prepaid expenses	(7)		(76)		95		136
Suppliers and other liabilities	70		739		908		(1,141)
Interest payable	(1)		(6)		(34)		122
Labor liabilities	(33)		(353)		(260)		(118)

Net resources generated by operating activities	1,292		13,728		15,837		9,787

Resources Generated by (Used in) Investing Activities:
Investments in shares	2		20		175		—
Property, plant and equipment	(343)		(3,641)		(3,507)		(4,393)
Intangible assets	(37)		(395)		(539)		(550)
Other assets	(232)		(2,469)		(3,101)		(2,513)
Acquisition of FEMSA Cerveza minority interest	—		—		(15,242)		—
Acquisition of Panamerican Beverages, Inc.	—		—		—		(32,228)

Net resources used in investing activities	(610)		(6,485)		(22,214)		(39,684)

Resources Generated by (Used in) Financing Activities:
Bank loans paid	(1,271)		(13,504)		(18,045)		(15,734)
Bank loans acquired	180		1,909		25,100		32,930
Amortization in real terms of long-term liabilities	(121)		(1,280)		(1,943)		(1,166)
Increase in capital stock	737		7,837		—		—
Dividends declared and paid	(96)		(1,022)		(871)		(1,164)
Cumulative translation adjustment	(12)		(127)		(189)		(503)
Capital contribution by Coca-Cola FEMSA’s minority interest	—		—		609		7,654
Other liabilities	(2)		(27)		301		(48)

Net resources generated by (used in) financing activities	(585)		(6,214)		4,962		21,969

Cash and cash equivalents:
Net increase (decrease)	97		1,029		(1,415)		(7,928)
Initial balance	669		7,111		8,526		16,454

Ending balance	$766	Ps.	8,140	Ps.	7,111	Ps.	8,526

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

	Capital Stock		Additional Paid-in Capital		Retained Earnings from Prior Years		Net Income		Cumulative Other Comprehensive Income (Loss)		Majority Interest		Minority Interest in Consolidated Subsidiaries		Total Stockholders’ Equity
Balances at December 31, 2002	Ps.	4,612	Ps.	11,247	Ps.	14,034	Ps.	3,203	Ps.	(6,978)	Ps.	26,118	Ps.	11,170	Ps.	37,288

Transfer of prior year net income						3,203		(3,203)				—				—
Dividends declared and paid						(441)						(441)		(723)		(1,164)
Capital contribution by The Coca-Cola Company				1,863								1,863		5,791		7,654
Comprehensive income								3,408		239		3,647		2,948		6,595

Balances at December 31, 2003		4,612		13,110		16,796		3,408		(6,739)		31,187		19,186		50,373

Transfer of prior year net income						3,408		(3,408)				—				—
Dividends declared and paid						(571)						(571)		(300)		(871)
Capital contribution by Coca-Cola FEMSA’s minority														609		609
Acquisition of FEMSA Cerveza minority interest												—		(6,135)		(6,135)
Comprehensive income								6,027		17		6,044		3,858		9,902

Balances at December 31, 2004		4,612		13,110		19,633		6,027		(6,722)		36,660		17,218		53,878

Transfer of prior year net income						6,027		(6,027)				—				—
Dividends declared and paid						(677)						(677)		(345)		(1,022)
Increase in capital stock		341		7,496								7,837				7,837
Comprehensive income								5,549		(1,518)		4,031		2,468		6,499

Balances at December 31, 2005	Ps.	4,953	Ps.	20,606	Ps.	24,983		Ps. 5,549	Ps.	(8,240)	Ps.	47,851	Ps.	19,341	Ps.	67,192

The accompanying notes are an integral part of these consolidated statements of changes in stockholders’ equity.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

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

Subholding Company	% Ownership	Activities
Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries (“Coca-Cola FEMSA”)	45.7% (53.6% of the voting shares)	Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. The Coca-Cola Company indirectly owns 39.6% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 14.7% of Coca-Cola FEMSA’s capital stock are listed on the Bolsa Mexicana de Valores, S.A. de C.V. (“BMV”) and The New York Stock Exchange, Inc. (“NYSE”).

FEMSA Cerveza, S.A. de C.V. and Subsidiaries (“FEMSA Cerveza”)	100%	Production, distribution and marketing of beer through its principal operating subsidiary, Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which operates six breweries throughout Mexico and produces and distributes 15 different brands of beer, of which the five most important are: Tecate, Sol, Carta Blanca, Superior and Indio.

FEMSA Comercio, S.A. de C.V. and Subsidiaries (“FEMSA Comercio”)	100%	Operation of a chain of convenience stores under the trade name “Oxxo.”

Other Companies	100%	Companies engaged in the production and distribution of packaging materials primarily to the beverage industry, including products such as labels, plastic cases, coolers and commercial refrigeration equipment; as well as, transportation logistic and maintenance services to FEMSA’s subsidiaries and to third parties.

On December 20, 2004 as a result of a spin-off, the Subholding Companies engaged in the production of aluminum beverage cans, caps and glass beverage bottles are now consolidated in FEMSA Cerveza. Therefore, the information relating to FEMSA Cerveza for the year ended December 31, 2003 has been reclassified in order to make it comparable to the presentation for 2005 and 2004.

Note 2. Equity Offering

On May 25, 2005, the Company completed an equity offering, obtaining net proceeds of Ps. 7,837, which were used to repay the bridge loans incurred in connection with the acquisition of a 30% equity interest in FEMSA Cerveza (see Note 3) and to repay other indebtedness.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

As a result of the equity offering, capital stock increased Ps. 341, represented by 666,400,000 shares, equivalent to 80,500,000 BD units and 52,780,000 B units; and additional paid-in capital increased Ps. 7,496, which was recorded net of the direct transaction costs and taxes of Ps. 20.

Note 3. Acquisition of FEMSA Cerveza Minority Interest.

On August 31, 2004, the Company consummated a series of transactions with Interbrew S.A. (“Interbrew”), Labatt Brewing Company Limited (“Labatt”) and certain of their affiliates pursuant to a series of agreements entered into on May 24, 2004 to terminate the existing arrangements among affiliates of FEMSA and Interbrew. As a result of these transactions FEMSA indirectly owns 100% of FEMSA Cerveza; and Interbrew indirectly owns 100% of Labatt USA LLC and Latrobe Brewing Company LLC (together, “Labatt USA”), its distribution subsidiary in the United States of America.

The Company paid Interbrew Ps. 15,014 and incurred transaction costs of Ps. 228, which consisted of financial, advisory and legal fees, capitalized as adjustments to the purchase price.

The acquisition was accounted for by the purchase method and the Company identified trademarks and distribution rights as intangible assets with indefinite lives, for a total amount of Ps. 9,464. No goodwill was recognized as a result of the acquisition.

Note 4. Acquisition of Panamerican Beverages, Inc.

On May 6, 2003, Coca-Cola FEMSA acquired 100% of the outstanding stock of Panamerican Beverages, Inc. (“Panamco”) for Ps. 32,084. As part of the acquisition, the Company assumed Ps. 9,875 of net debt and incurred transaction costs of Ps. 424, which consisted of financial, advisory and legal fees, capitalized as adjustments to the purchase price.

Panamco produced and distributed Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil, along with bottled water and other beverage in some of these territories and beer in Brazil.

The transaction was financed with an equity contribution from FEMSA of Ps. 3,020, an exchange of The Coca-Cola Company’s equity interests in Panamco valued at Ps. 7,654 for new shares of Coca-Cola FEMSA, cash on hand of Ps. 3,066 and additional indebtedness of Ps. 18,768.

Coca-Cola FEMSA’s capital was increased through an issuance of 421.374 million shares, of which 117.328 million shares were subscribed by FEMSA and 304.046 million shares were subscribed by The Coca-Cola Company at a price of 2.216 U.S. dollars per share. The Coca-Cola Company’s contribution to Coca-Cola FEMSA was greater than FEMSA’s contribution. As a result FEMSA’s ownership of its outstanding capital stock in Coca-Cola FEMSA decreased from 51.0% to 45.7% and ownership decreased from 63.0% to 53.6% of its capital stock with full voting rights.

The exchange of equity interests of The Coca-Cola Company generated additional paid-in capital in majority stockholders’ equity, since the shares were subscribed at a value greater than the book value of the shares at the subscription date.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

The results of Panamco’s operations were included in the consolidated financial statements since the date of acquisition, as a result of which the consolidated income statements and the consolidated statements of changes in financial position for the years ended December 31, 2005 and 2004 are not comparable with those for the year ended December 31, 2003.

The Company accounted for the acquisition by the purchase method and allocated the purchase price to the fair value of the assets acquired and the liabilities assumed. The fair value adjustments include recognition of an intangible asset with an indefinite life for a total amount of Ps. 37,153 included in the financial statements as “Rights to produce and distribute Coca-Cola trademark products” and the reduction to fair value of certain assets consisting primarily of facilities that the Company considered non-strategic as well as the elimination of certain intangible assets that were generated from previous acquisitions, made by Panamco.

Note 5. Basis of Presentation.

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), as further explained in Note 27. A reconciliation from Mexican GAAP to U.S. GAAP is included in Note 28.

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”). The translation of Mexican pesos into U.S. dollars (“$”) are included solely for the convenience of the reader, using the noon buying exchange rate published by Bank of New York of 10.6275 pesos per U.S. dollar.

The consolidated financial statements include the financial statements of FEMSA and those of all companies in which it owns directly or indirectly a majority of the outstanding voting capital stock and/or exercises control. All intercompany account balances and transactions have been eliminated in such consolidation.

Note 6. Foreign Subsidiary Incorporation.

The accounting records of foreign subsidiaries are maintained in the currency of the country where they are located and in accordance with accounting principles generally accepted in each country. For incorporation into the FEMSA consolidated financial statements, each foreign subsidiary’s individual financial statements are adjusted to Mexican GAAP and restated to the purchasing power of the local currency applying inflation factors of the country of origin and are subsequently translated into Mexican pesos using the exchange rate in effect at the date of the most recent balance sheet presented.

The variation in the net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders’ equity as part of other comprehensive income.

The accounting treatment for the integral result of financing when the Company designates a net investment in an acquired foreign subsidiary as an economic hedge to finance its acquisition, is as follows:

•	The foreign exchange gain or loss is recorded as part of the cumulative translation adjustment to the extent the net investment in the foreign subsidiary covers the debt, net of taxes. The foreign exchange gain or loss associated with any unhedged portion of such debt is recorded in the integral result of financing; and

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

•	The monetary position result is computed using the inflation factors of the country in which the acquired subsidiary is located to the extent the net investment in that subsidiary covers the debt outstanding. The monetary position result corresponding to the unhedged portion of such debt is calculated using the inflation factors of the country of the company that enters into the financing. The total effect is recorded in the integral result of financing.

As of the date of these consolidated financial statements, the Company has not designated any investment in a foreign subsidiary as an economic hedge.

The monetary position result and exchange gain or loss generated by foreign subsidiaries associated with intercompany financing foreign currency denominated balances that are recorded in the cumulative translation adjustment in stockholders’ equity as part of other comprehensive income are considered a long-term-investment since settlement is not planned or anticipated in the foreseeable future due to such financing balances.

In February 2003, the Venezuelan government fixed the exchange rate of 1,600 Venezuelan bolivars per U.S. dollar. Due to the uncertainties regarding the availability of U.S. dollars at the official rate, the Company used the last available market-closing rate of 1,853 bolivars per U.S. dollar to translate the financial statements for its Venezuelan subsidiary.

Note 7. Significant Accounting Policies.

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

The significant accounting policies are as follows:

a)	Recognition of the Effects of Inflation:

The recognition of the effects of inflation in the financial information consists of:

•	Restating non-monetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated;

•	Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income generated, through the use of the appropriate inflation factors;

•	Including in stockholders’ equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon the inflation factors; and

•	Including in the cost of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in currency of constant purchasing power by applying inflation factors of the country of origin and the exchange rate in effect at the date of the most recent balance sheet presented.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

b)	Cash and Cash Equivalents:

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the quoted market prices with original maturities of three months or less.

As of December 31, 2005, the Company restricted cash of approximately Ps. 71 (denominated in Venezuelan bolivars) which was pledged as collateral of account payable suppliers.

c)	Inventories and Cost of Sales:

The value of inventories is adjusted to replacement cost, without exceeding market value. Advances to suppliers to purchase raw materials are included in the inventory account and are restated by applying inflation factors, considering their average age.

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

d)	Other Current Assets:

Other current assets are comprised of payments for services that will be received over the next 12 months and the fair market value of derivative financial instruments with maturity dates of less than one year (see Note 7 q).

Prepaid expenses are recorded at historical cost and are recognized in the income statement when the services or benefits are received. Prepaid expenses principally consist of advertising, promotional and leasing expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in results of operations the first time the advertising is transmitted.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. These costs are recorded as prepaid expenses and amortized over the period during which they are estimated to increase sales of the related products or container presentations to normal operating levels, which is generally one year.

e)	Bottles and Cases:

Returnable bottles and cases are recorded at acquisition cost and restated to their replacement cost. FEMSA Cerveza classifies bottles and cases as inventories, and Coca-Cola FEMSA classifies them as property, plant and equipment.

There are two types of returnable bottles and cases:

•	Those that are in the Company’s control in its facilities, which are referred to as bottles and cases in plant and distribution centers; and

•	Those that have been placed in the hands of customers, which are referred to as bottles and cases in the market.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

For financial reporting purposes, breakage of returnable bottles and cases in plant and distribution centers is recorded as an expense as it is incurred. For the years ended December 31, 2005, 2004 and 2003 breakage expense amounted to Ps. 697, Ps. 613 and Ps. 491, respectively.

FEMSA Cerveza’s returnable bottles and cases in the market are recognized as inventory and are subject to an agreement with a retailer pursuant to which FEMSA Cerveza retains ownership. These bottles and cases are monitored by sales personnel during their periodic visits, and if any breakage is identified, it is charged to the retailer. Bottles and cases that are not subject to such agreements are expensed when placed in the hands of retailers. Until 2004, for tax purposes, the cost of the bottles was deducted at the time of purchase. As of January 1, 2005, FEMSA Cerveza, as allowed by the tax law, decided to change its tax criteria for bottles deduction, considering them as fixed asset and computing depreciation using the straight-line method at a rate of 10% per year. The change does not impact the total amount of taxes owed, but does generate surcharges. The total amount paid as a surcharge was Ps. 177, of which Ps. 121 was recorded in net income as of December 31, 2004.

Coca-Cola FEMSA’s returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives. The bottles and cases for which no deposit has been received, which represent most of the bottles and cases placed in the market, are expensed when placed in the hands of customers. Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year.

The Company estimates that breakage expense of returnable bottles and cases in plant and distribution centers is similar to the depreciation calculated on an estimated useful life of approximately five years for beer returnable bottles, four years for soft drinks returnable glass bottles and plastic cases, and one year for soft drink returnable plastic bottles.

f)	Investments in Shares:

Investments in shares of associated companies are initially recorded at their acquisition cost and subsequently accounted for using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at acquisition cost and are adjusted to market value if they have an observable market value or based upon the inflation factors of the country of origin, with such adjustments reflected in the income statement.

g)	Property, Plant and Equipment:

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. Property, plant and equipment of domestic origin, except returnable bottles and cases of Coca-Cola FEMSA (see Note 7 e), are restated by applying inflation factors. Imported equipment is restated by applying inflation factors of the country of origin and then translated using the exchange rate in effect at the date of the most recent balance sheet presented.

Depreciation is computed using the straight-line method, based on the value of the restated assets reduced by their residual values. The Company, together with independent appraisers, estimates depreciation rates, considering the estimated remaining useful lives of the assets.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

The estimated useful lives of the Company’s principal assets are as follows:

Years

Buildings and construction	40-50
Machinery and equipment	12-20
Distribution equipment	10-12
Refrigeration equipment	4-5
Information technology equipment	3-4

h)	Other Assets:

Other assets represent payments whose benefits will be received in future years and consist of the following:

•	Agreements with customers for the right to sell and promote the Company’s products during certain periods of time, which are considered monetary assets and amortized under two methods, in accordance with the terms of such agreements:

•	Actual volume method, which amortizes the proportion of the volume actually sold to the retailer over the volume target (approximately 85% of the agreements of FEMSA Cerveza are amortized on this basis); and

•	Straight-line method, which amortizes the asset over the life of the contract (the remaining 15% of the agreements of FEMSA Cerveza and 100% of the agreements of Coca-Cola FEMSA are amortized on this basis).

In addition, for agreements amortized based on the actual volume method, the Company periodically compares the amortization calculated based on the actual volume method against the amortization that would have resulted under the straight-line method and records a provision to the extent that the recorded amortization is less than what would have resulted under the straight-line method.

The amortization is recorded reducing net sales, which during the years ended December 31, 2005, 2004 and 2003, amounted to Ps. 1,173, Ps. 1,393 and Ps. 1,420, respectively.

•	Leasehold improvements, which are restated by applying inflation factors, are amortized using the straight-line method, over the shorter of the useful life of the assets or a term that equivalent to the lease period.

i)	Intangible Assets:

These assets represent payments whose benefits will be received in future years. The Company separates intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with finite useful lives are amortized and mainly consist of:

•	Start-up expenses, which represent costs incurred prior to the opening of an Oxxo store, including rent, permits and licenses. Such amounts are restated applying inflation factors and are amortized on a straight-line basis in accordance with the terms of the lease contract; and

•	Information technology and management systems costs incurred during the development stage. Such amounts are restated applying inflation factors and are amortized using the straight-line method over four years. Expenses that do not fulfill the requirements for capitalization are expensed as incurred.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

Intangible assets with indefinite lives are not amortized and are subject to periodic impairment testing. The Company’s intangible assets with indefinite lives mainly consist of:

•	Coca-Cola FEMSA’s rights to produce and distribute Coca-Cola trademark products in the territories acquired through the Panamco acquisition (see Note 4) are contained in agreements that are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States of America for the sale of concentrates for certain Coca-Cola trademark beverages. The most significant bottler agreements have terms of 10 years and are automatically renewable for 10-year terms, subject to non-renewal by either party. These agreements are recorded in the functional currency of the subsidiary in which the investment was made and were restated by applying inflation factors of the country of origin using the exchange rate in effect at the date of the most recent balance sheet presented; and

•	Trademarks and distribution rights, recognized as a result of the acquisition of the 30% of FEMSA Cerveza (see Note 3) and payments made by FEMSA Cerveza in the acquisition of the previously granted franchise are restated based on the inflation factors.

Goodwill represents the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying inflation factors of the country of origin and using the exchange rate in effect at the date of the most recent balance sheet presented. Until December 31, 2004 goodwill was amortized using the straight-line method over a period of no more than 20 years. The amount of goodwill amortization in 2004 and 2003 was Ps. 14 and Ps. 15, respectively.

j)	Impairment of Long-Lived Assets and Goodwill:

The Company reviews the carrying value of its long-lived assets for impairment and determines whether an impairment exists, by comparing estimated discounted future cash flows to be generated by those assets with their carrying value.

For long-lived assets, such as property, plant and equipment, identifiable intangible assets and other assets, the Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through their expected future cash flows.

For goodwill, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the reporting unit exceeds its implied fair value.

Impairment charges regarding long-lived assets and goodwill are recognized in other expenses.

k)	Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in Coca-Cola FEMSA’s refrigeration equipment investment program. The contributions received for advertising and promotional incentives are included as a reduction of selling expenses. The contributions received for the refrigeration equipment investment program are recorded as a reduction of the investment in refrigeration equipment. The contributions received were Ps. 952, Ps. 958 and Ps. 1,307 during the years ended December 31, 2005, 2004 and 2003, respectively.

l)	Labor Liabilities:

Labor liabilities include obligations for pension and retirement plans, seniority premiums, postretirement medical services and beginning in 2005 severance indemnity liabilities, all based on actuarial calculations

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

by independent actuaries, using the projected unit credit method. Beginning January 1, 2005, revised Bulletin D-3 establishes that severance payments resulting from situations other than a restructuring should be charged to the income statement in accordance with actuarial calculations based on the Company’s severance indemnity history of the last three years. Until December 31, 2004 such severance indemnities were charged to expenses on the date when a decision was taken.

Labor liabilities are considered to be non-monetary and are restated using long-term assumptions. The cost for the year of labor liabilities is charged to income from operations and unamortized prior service costs are recorded as expenses over the period during which the employees will receive the benefits of the plan, which in the case of pension and retirement plans and seniority premiums is 14 years and 20 years for postretirement medical services, both since 1996, and 19 years for severance indemnities since 2005.

Certain subsidiaries of the Company have established funds for the payment of pension benefits and postretirement medical services through irrevocable trusts with the employees named as beneficiaries.

Severance indemnities resulting from a restructuring program are charged to expenses on the date when a decision to retire personnel under a formal program or for specific causes is taken. These severance payments are included in other expenses. During the years ended December 31, 2005, 2004 and 2003, these payments amounted to Ps. 121, Ps. 158 and Ps. 109, respectively.

m)	Revenue Recognition:

Revenue is recognized in accordance with stated shipping terms, as follows:

•	For domestic sales, upon delivery to the customer and once the customer has taken ownership of the goods (FOB destination). Domestic revenues are defined as the sales generated by the Company for sales realized in the country where the subsidiaries operate; as of December 31, 2005, 2004 and 2003, domestic revenues represented approximately 96%, 97%, and 97% of total consolidated revenues, respectively.

•	For exports sales, upon shipment of goods to customers (FOB shipping point), and transfer of ownership and risk of loss.

Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the products of the Company.

n)	Operating Expenses:

Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company’s products, professional service fees, depreciation of office facilities and amortization of capitalized information technology system implementation costs.

Selling expenses include:

•	Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2005, 2004 and 2003, these distribution costs amounted to Ps. 9,252, Ps. 8,692 and Ps. 7,900, respectively;

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

•	Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel; and

•	Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

o)	Income Tax, Tax on Assets and Employee Profit Sharing:

Income tax and employee profit sharing are charged to results as they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits for which there is uncertainty as to their realizability. Deferred employee profit sharing is derived from temporary differences between the accounting result and income for employee profit sharing purposes and is recognized only when it can be reasonably assumed that the temporary differences will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

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

FEMSA has authorization from the Secretaría de Hacienda y Crédito Público (“SHCP”) to prepare its income tax and tax on assets returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries. The provisions for income taxes of the foreign countries have been determined on the basis of the taxable income of each individual company. Prior to January 2005, for its Mexican subsidiaries, the proportional taxable income or loss was limited to 60% of the stockholders’ ownership. Beginning in 2005, such limitation was eliminated.

p)	Integral Result of Financing:

The integral result of financing includes:

•	Interest: Interest income and expenses are recorded when earned or incurred, respectively;

•	Foreign Exchange Gains and Losses: Transactions in foreign currencies are recorded in local currencies using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted using the exchange rate in effect at the date of the most recent balance sheet presented, recording the resulting foreign exchange gain or loss directly in the income statement, except for any foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries that are considered to be an economic hedge and the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature (see Note 6); and

•

Gain or Loss on Monetary Position: Represents the result of the effects of inflation on monetary items. The gain or loss on monetary position is computed by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of any foreign subsidiaries that are considered to be an economic hedge and the intercompany financing foreign currency denominated balances that are considered to be of a long-term

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

investment nature (see Note 6). The gain or loss on monetary position of foreign subsidiaries is translated into Mexican pesos using the exchange rate in effect at the date of the most recent balance sheet presented.

q)	Derivative Financial Instruments:

On January 1, 2005, Bulletin C-10, “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities) went into effect. Accordingly, the Company values and records all derivative financial instruments and hedging activities, including certain derivative financial instruments embedded in other contracts, in the balance sheet as either an asset or liability measured at their fair value. Changes in the fair value of derivative financial instruments are recorded each year in the net income or as part of other comprehensive income, based on the type of hedging instrument and the effectiveness of the hedge.

Prior to Bulletin C-10, the Company’s derivative financial instruments entered into for hedging purposes were valued using the same valuation criteria applied to the hedged asset or liability, and their fair value were disclosed in the notes to the financial statements. Additionally, derivative financial instruments entered into for purposes other than hedging were valued and recorded at fair value. The difference between the derivative financial instrument’s initial value and fair value was recorded in the income statement.

Beginning in 2005, the Company has recorded the effect of its embedded derivative financial instruments, which result from implicit or explicit terms in its contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative financial instrument. An embedded derivate that meets certain criteria are separated from the host contract and accounted for as derivative financial instrument.

The cumulative effect, net of taxes of adopting of Bulletin C-10 was the recognition of an assets of Ps. 80, of which Ps. 46 was recorded in 2005 income statement as a change in accounting principle and Ps. 34 was recorded in other comprehensive income.

r)	Cumulative Other Comprehensive Loss:

The cumulative balances of the components of majority other comprehensive loss are as follows:

	2005		2004
Cumulative result of holding non-monetary assets	Ps.	(6,774)	Ps.	(5,840)
Loss on cash flow hedges		(440)		—
Cumulative translation adjustment		(900)		(795)
Additional labor liability over unrecognized net transition obligation		(126)		(87)

	Ps.	(8,240)	Ps.	(6,722)

The cumulative results of holding non-monetary assets represents the sum of the difference between book values and restatement values, as determined by applying inflation factors to non-monetary assets such as inventories and fixed assets, and their effects on the income statement when the assets are consumed or depreciated, net of the corresponding deferred income tax effect.

s)	Provisions:

Provisions are recognized for obligations that result from a past event that will likely result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

t)	Issuances of Subsidiary Stock:

The Company recognizes issuances of a subsidiary’s stock as a capital transaction, in which the difference between the book value of the shares issued and the amount contributed by the minority interest holder or a third party is recorded as additional paid-in capital.

Note 8. Accounts Receivable.

	2005	2004
Trade	Ps.4,252	Ps.3,895
Allowance for doubtful accounts	(456)	(443)
Notes receivable	336	479
The Coca-Cola Company	399	240
Guarantee deposits	217	38
Loans to employees	36	39
Travel advances to employees	32	29
Insurance claims	71	33
Other	315	402

	Ps.5,202	Ps.4,712

The changes in the allowance for doubtful accounts are as follows:

	2005		2004		2003
Initial balance	Ps.	443	Ps.	501	Ps.	404
Provision for the period		183		200		246
Write-off of uncollectible accounts		(148)		(192)		(139)
Restatement of the initial balance		(22)		(66)		(10)

Ending balance		Ps. 456		Ps. 443		Ps. 501

Note 9. Inventories.

	2005		2004
Finished products	Ps.	3,008	Ps.	2,436
Raw materials		3,010		3,695
Bottles and cases of FEMSA Cerveza		1,514		1,413
Advances to suppliers		65		160
Work in process		217		190
Advertising and promotional materials		7		6
Allowance for obsolescence		(125)		(123)

	Ps.	7,696	Ps.	7,777

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

Note 10. Other Current Assets.

	2005		2004
Advertising and promotional expenses	Ps.	339	Ps.	299
Derivative financial instruments		199		—
Agreements with customers		81		109
Deferred promotional expenses		48		41
Prepaid leases		79		74
Prepaid insurance		16		12
Advances to suppliers		46		7
Other		45		37

	Ps.	853	Ps.	579

The advertising and promotional expenses recorded in the income statements for the years ended December 31, 2005, 2004 and 2003 amounted to Ps. 3,096, Ps. 3,168 and Ps. 2,866, respectively.

Note 11. Investments in Shares.

Company	Ownership	2005	2004
FEMSA Cerveza:
Affiliated companies of FEMSA Cerveza (1)	Various	Ps.187	Ps.149
Río Blanco Trust (waste water treatment plant) (1)	19.12%	75	135
Other (2)	Various	14	22
Coca-Cola FEMSA:
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	33.68%	150	149
Kaiser Partiçipações, S.A. (1)	12.14%	81	102
Industria Mexicana de Reciclaje, S.A. de C.V. (2)	35.0%	83	54
Compañía de Servicios de Bebidas Refrescantes S.A. de C.V. (“Salesko”) (2)	26.0%	21	—
Beta San Miguel, S.A. de C.V. (“Beta San Miguel”) (1)	2.54%	64	64
Complejo Industrial Can, S.A. (“CICAN”) (1)	48.10%	35	37
Tapón Corona de Colombia, S.A. (“Tapón Corona”) (1)		—	25
Other (2)	Various	7	12
Other investments (2)	Various	41	44

		Ps.758	Ps.793

Valuation	method:
1)	Equity method.
2)	Restated acquisition cost (there is no readily determinable market value).

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

Note 12. Property, Plant and Equipment.

	2005		2004
Land	Ps.	5,763	Ps.	5,711
Buildings, machinery and equipment		65,985		65,311
Accumulated depreciation		(31,926)		(30,154)
Refrigeration equipment		3,533		3,205
Accumulated depreciation		(1,664)		(1,469)
Construction in progress		1,269		1,773
Bottles and cases of Coca-Cola FEMSA		1,047		1,075
Long-lived assets stated at realizable value		723		840

	Ps.	44,730	Ps.	46,292

The Company has identified certain long-lived assets that are not strategic to the current and future operations of the business and are available for sale, comprised of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments. Such long-lived assets, which are not in use, and have been recorded at their estimated realizable value without exceeding their restated acquisition cost, as follows:

	2005		2004
FEMSA and others	Ps.	293	Ps.	304
FEMSA Cerveza		250		272
Coca-Cola FEMSA		180		264

	Ps.	723	Ps.	840

Land	Ps.	525	Ps.	513
Buildings		173		269
Equipment		25		58

	Ps.	723	Ps.	840

As a result of selling certain long-lived assets, the Company recognized a gain of Ps. 1, Ps. 25 and Ps. 346 for the years ended December 31, 2005, 2004 and 2003, respectively. Such long-lived assets recorded at their estimated realizable value are considered monetary assets on which a loss on monetary position is computed and recorded in the income statement.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

Note 13. Intangible Assets.

	2005	2004
Unamortized intangible assets:
Coca-Cola FEMSA:
Rights to produce and distribute Coca-Cola trademark products:
Territories of Panamco (see Note 4)	Ps.37,153	Ps.36,994
Buenos Aires, Argentina	208	201
Tapachula, Chiapas	122	122
FEMSA Cerveza:
Trademarks and distribution rights (see Note 3)	9,695	9,669
Others	217
FEMSA:
Mundet trademark	150	150
FEMSA’s minority interest acquisition	194	194
Amortized intangible assets:
Cost of systems implementation	742	678
Start-up expenses	193	187
Acquisition of convenience store chains	238	233
Other	25	28

	Ps.48,937	Ps.48,456

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments				Amortization				Total		Estimated Amortization Per Year
	Initial		Additions		Initial		For the Year
2005:
Cost of systems implementation	Ps.	1,103	Ps.	324	Ps.	(425)	Ps.	(260)	Ps.	742	Ps.	275
Start-up expenses		237		32		(50)		(26)		193		27
Acquisition of convenience store chains		233		13		—		(8)		238		9

2004:
Cost of systems implementation	Ps.	835	Ps.	268	Ps.	(200)	Ps.	(225)	Ps.	678
Start-up expenses		199		38		(29)		(21)		187
Acquisition of convenience store chains		—		233		—		—		233

Note 14. Other Assets.

	2005		2004
Agreements with customers	Ps.	3,111	Ps.	2,953
Leasehold improvements		2,712		2,224
Long-term accounts receivable		386		733
Additional labor liabilities		555		269
Other		839		589

	Ps.	7,603	Ps.	6,768

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

Note 15. Balances and Transactions with Related Parties and Affiliated Companies.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances	2005		2004
Assets (accounts receivable)	Ps.	626	Ps.	764
Liabilities (suppliers and other liabilities)		1,149		1,407
Long-term debt with BBVA Bancomer, S.A.		—		8,424

Transactions	2005		2004		2003
Income:
Export beer sales to Labatt USA (1)	Ps.	—	Ps.	950	Ps.	1,109
Sales of cans to IEQSA		764		503		369
Interest income related to short-term bank deposits at BBVA Bancomer, S.A. (2)		—		40		44
Other revenues from affiliated companies of FEMSA Cerveza		789		784		779

Expenses:
Purchase of concentrate from The Coca-Cola Company		7,763		7,238		6,074
Purchase of sugar from Beta San Miguel		575		947		239
Purchase of baked goods and snacks from Grupo Industrial Bimbo, S.A. de C.V. (2)		880		782		635
Purchase of canned products from IEQSA and CICAN		590		487		305
Insurance premiums for policies with Grupo Nacional Provincial, S.A., Seguros Monterrey New York Life, S.A. and Fianzas Monterrey, S.A. (2)		50		224		159
Purchases of crown caps from Tapón Corona		113		206		125
Purchase of plastic bottles from Embotelladora del Atlántico, S.A. (formerly Complejo Industrial Pet, S.A.) (2)		158		159		146
Interest expense related to long-term debt at BBVA Bancomer, S.A. (2)		—		403		89
Management fees and technical assistance paid to Labatt (1)		—		88		137
Interest expense paid to The Coca-Cola Company		11		14		9
Purchase of non-carbonated soft-drinks from Salesko		18		—		—

(1)	Labatt and Labatt USA were considered to be related parties until the date of acquisition of the 30% of FEMSA Cerveza previously owned by affiliates of Interbrew (see Note 3).
(2)	One or more members of the board of directors or senior management are members of the board of directors or senior management of the counterparties to these transactions. Since 2005, “Seguros Monterrey New York Life, S.A. and Fianzas Monterrey, S.A.” are not considered to be related parties. Expenses presented in 2005 are related to Grupo Nacional Provincial, S.A.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

Note 16. Balances and Transactions in Foreign Currencies.

Assets, liabilities and transactions denominated in foreign currencies, other than the functional currencies of the reporting unit, translated into U.S. dollars are as follows:

Balances		Applicable Exchange Rate (1)	Short-Term	Long-Term	Total
2005:	Assets	10.7109	$379	$10	$389
	Liabilities		384	542	926

2004:	Assets	11.1460	256	10	266
	Liabilities		451	903	1,354

(1)	Mexican pesos per one U.S. dollar.

Transactions	2005	2004	2003
Revenues	$361	$256	$227

Expenses:
Purchases of raw materials	411	371	285
Interest expense	139	113	132
Export expenses	65	29	21
Technical assistance fees	5	11	17
Other	84	123	105

	$704	$647	$560

As of February 15, 2006, the issuance date of these consolidated financial statements, the exchange rate published by “Banco de México” was 10.5258 Mexican pesos per one U.S. dollar, and the foreign currency position was similar to that as of December 31, 2005.

Note 17. Labor Liabilities.

a)	Assumptions:

The 2005 and 2004 actuarial calculations for pension and retirement plans, seniority premiums, postretirement medical service and severance indemnities liabilities, as well as the cost for the period, were determined using the following long-term assumptions:

	Annual Discount Rate	Salary Increase	Return on Assets
Mexico	6.0%	2.0%	6.0%
Guatemala	4.5%	1.5%	—	(1)
Nicaragua	4.5%	1.5%	—	(1)
Costa Rica	4.5%	1.5%	4.5%
Colombia	4.5%	1.5%	—	(1)
Brazil	6.0%	1.5%	4.5%
Measurement date: November 2005

(1)	No funding established for the payment of postretirement obligations.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

The basis for the determination of the long-term rate of return is supported by a historical analysis of average returns in real terms for the last 30 years of the Certificados de Tesorería del Gobierno Federal (Mexican Federal Government Treasury Certificates) for Mexican investments, Treasure Bonds of each country for other investments and the expectations of long-term returns of the actual investments of the Company.

The annual growth rate for health care expenses is 2% in real terms, consistent with the historical average health care expense rate for the past 30 years and such rate is expected to remain consistent for the foreseeable future.

Based on these assumptions, the expected benefits to be paid in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Postretirement Medical Services		Severance Indemnities
2006	Ps.	231	Ps.	12	Ps.	35	Ps.	104
2007		237		11		36		76
2008		239		13		37		68
2009		245		14		38		62
2010		254		16		39		58
2011 to 2015		1,132		103		183		190

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

b)	Balances of the Liabilities:

	2005		2004
Pension and retirement plans:
Vested benefit obligation	Ps.	1,854	Ps.	1,810
Non-vested benefit obligation		1,606		1,488

Accumulated benefit obligation		3,460		3,298
Excess of projected benefit obligation over accumulated benefit obligation		372		287

Projected benefit obligation		3,832		3,585
Pension plan funds at fair value		(2,141)		(1,936)

Unfunded projected benefit obligation		1,691		1,649
Unrecognized net transition obligation		(255)		(305)
Unrecognized actuarial net loss		(137)		(79)

		1,299		1,265
Additional labor liability		337		362

Total		1,636		1,627

Seniority premiums:
Vested benefit obligation		88		82
Non-vested benefit obligation		73		71

Accumulated benefit obligation		161		153
Excess of projected benefit obligation over accumulated benefit obligation		23		19

Unfunded projected benefit obligation		184		172
Unrecognized net transition obligation		(13)		(14)
Unrecognized actuarial net loss		(18)		(13)

		153		145
Additional labor liability		41		38

Total		194		183

Postretirement medical services:
Vested benefit obligation		281		259
Non-vested benefit obligation		304		286

Accumulated benefit obligation		585		545
Medical services funds at fair value		(37)		(26)

Unfunded accumulated benefit obligation		548		519
Unrecognized postretirement net transition obligation		(55)		(50)
Unrecognized actuarial net loss		(270)		(265)

Total		223		204

Severance indemnities:
Accumulated benefit obligation		394		—
Excess of projected benefit obligation over accumulated benefit obligation		37		—

Projected benefit obligation		431		—
Unrecognized net transition obligation		(415)		—

		16		—
Additional labor liability		378		—

Total		394		—

Total labor liabilities	Ps.	2,447	Ps.	2,014

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the year.

The projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which was recorded as an other assets up to an amount of the unrecognized net transition obligation services (see Note 14) and the difference was recorded as other comprehensive income.

c)	Trust Assets:

Trust assets consist of fixed and variable return financial instruments, at market value. The trust assets are invested as follows:

	2005	2004
Fixed Return:
Traded securities	17%	24%
Bank instruments	16%	11%
Federal government instruments	30%	31%

Variable Return:
Publicly traded shares	37%	34%

	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the portfolio is consistent with the composition of the portfolios of five largest international companies that manage long-term funds.

The amounts and types of securities of the Company and related parties included in trust assets are as follows:

	2005		2004
Debt:
Grupo Industrial Bimbo, S.A. de C.V. (1)	Ps.	10	Ps.	10
Coca-Cola FEMSA		45		45
FEMSA		2		23
Capital:
FEMSA		290		282

(1)	One or more members of the board of directors or senior management are members of the board of directors or senior management of this Company.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

d)	Cost for the year:

	2005		2004		2003
Pension and retirement plans:
Service cost	Ps.	110	Ps.	110	Ps.	96
Interest cost		196		197		175
Expected return on trust assets		(114)		(108)		(112)
Amortization of unrecognized transition obligation		50		24		20
Amortization of net actuarial loss		1		—		—

		243		223		179

Seniority premiums:
Service cost		21		20		17
Interest cost		10		10		8
Amortization of unrecognized transition obligation		1		1		2
Amortization of net actuarial loss		1		—		—

		33		31		27

Postretirement medical services:
Service cost		19		15		13
Interest cost		32		27		24
Expected return on trust assets		(3)		(2)		(2)
Amortization of unrecognized transition obligation		5		13		11
Amortization of net actuarial loss		10		—		—

		63		53		46

Severance indemnities:
Service cost		56		—		—
Interest cost		27		—		—
Amortization of unrecognized transition obligation		29		—		—

		112		—		—

	Ps.	451	Ps.	307	Ps.	252

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

e)	Changes in the Balance of the Obligations:

	2005		2004
Pension and retirement plans:
Initial balance	Ps.	3,585	Ps.	3,638
Service cost		110		110
Interest cost		196		197
Actuarial (gain) loss		208		(161)
Benefits paid		(267)		(199)

Ending balance		3,832		3,585

Seniority premiums:
Initial balance		172		159
Service cost		21		20
Interest cost		10		10
Actuarial loss		8		13
Benefits paid		(27)		(30)

Ending balance		184		172

Postretirement medical services:
Initial balance		545		458
Service cost		19		15
Interest cost		32		27
Actuarial loss		7		80
Benefits paid		(18)		(35)

Ending balance		585		545

f)	Changes in the Balance of the Trust Assets:

	2005		2004
Pension and retirement plans:
Initial balance	Ps.	1,936	Ps.	1,849
Actual return on trust assets in real terms		238		158
Contributions		142		96
Benefits paid		(175)		(167)

Ending balance		2,141		1,936

Postretirement medical services:
Initial balance		26		28
Actual return on trust assets in real terms		2		(1)
Contributions		27		34
Benefits paid		(18)		(35)

Ending balance		37		26

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

g)	Variation in Health Care Assumptions:

The following table presents the impact to the postretirement medical service obligations and the expenses recorded in the income statement with a variation of 1% in the assumed health care cost trend rates.

	Impact of changes:
	+ 1%		- 1%
Postretirement medical services obligation	Ps.	94	Ps.	(65)
Cost for the year		8		(11)

Note 18. Bonus Program.

The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

The quantitative objectives represent approximately 50% of the bonus and are based on the Economic Value Added (“EVA”) methodology. The objective established for the executives at each entity is based on a combination of the EVA per entity and the EVA generated by the Company, calculated at approximately 70% and 30%, respectively. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

In addition, the Company provides a share compensation plan to certain key executives, consisting of an annual cash bonus to purchase FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded in income from operations and are paid in cash the following year. During the years ended December 31, 2005, 2004 and 2003, the bonus expense recorded amounted to Ps. 513, Ps. 540 and Ps. 499, respectively.

All shares held by the trusts are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

Note 19. Bank Loans and Notes Payable.

As of December 31, 2005, short-term debt consisted of revolving bank loans. As of December 31, 2004 short-term debt consisted principally of the bridge loans incurred in connection with the acquisition of the FEMSA Cerveza minority interest, which were prepaid in June 2005 (see Note 3).

The amounts and weighted average variable interest rates of which are as follows:

	% Interest Rate(1)	2005		% Interest Rate (1)	2004
Mexican pesos	4.4%	Ps.	45	9.2%	Ps.	3,067
U.S. dollars	4.7%		5	2.8%		2,904
Argentine pesos	9.4%		224	5.4%		137
Venezuelan bolivars	12.1%		389	11.0%		78

		Ps.	663		Ps.	6,186

(1)	Weighted average rate.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

The following table presents long-term bank loans and notes payable, as well as their weighted average rates and derivative financial instruments contracted by the Company:

	% Interest Rate (1)	2005		% Interest Rate(1)	2004
Fixed interest rate:

U.S. dollars:
Yankee bonds	7.9%	Ps.	5,359	7.9%	Ps.	5,789
Bank loans	3.4%		253	3.5%		269
Capital leases	5.6%		113	5.6%		174

Mexican pesos:
Bank loans	9.6%		4,136	9.9%		1,031
Notes	10.2%		1,500	10.2%		1,550
Units of investment (UDI)	8.7%		1,425	8.7%		1,484

Variable interest rate:
U.S. dollars:
Bank loans	4.8%		2,374	2.9%		2,684
Syndicated loan	—		—	2.7%		1,728
Capital leases	6.9%		51	10.1%		25

Mexican pesos:
Bank loans	9.0%		10,189	9.3%		14,352
Notes	9.7%		8,156	9.3%		11,366

Colombian pesos:
Notes	8.7%		372	10.1%		715

Guatemalan quetzals:
Bank loans	6.5%		24	—		—

Long-Term Debt			33,952			41,167
Current maturities of long-term debt			(4,220)			(3,665)

		Ps.	29,732		Ps.	37,502

Derivative Financial Instruments
Cross currency swaps:
Bank loans from U.S. dollars to Mexican pesos:		Ps.	1,500		Ps.	1,612
Interest pay rate	11.1%			10.0%
Interest receive rate	4.8%			2.9%

Interest rate swaps variable to fixed:
Mexican pesos:
Bank loans:			8,072			9,672
Interest pay rate	10.3%			10.2%
Interest receive rate	9.0%			10.5%
Notes:			8,156			8,525
Interest pay rate	9.2%			9.2%
Interest receive rate	9.7%			9.3%

(1)	Weighted average rate.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

Maturities of long-term debt as of December 31, 2005 are as follows:

Current maturities of long-term debt	Ps.	4,220
2007		2,440
2008		7,091
2009		6,788
2010		4,900
2011 and thereafter		8,513

	Ps.	33,952

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

As of December 31, 2005, the Company had approved and available U.S. dollar dominated uncommitted lines of credit totaling Ps. 15,914.

Note 20. Fair Value of Financial Instruments.

a)	Long-Term Debt:

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of long-term notes is based on quoted market prices. The fair value is estimated as of the date of the most recent balance sheet presented.

	2005		2004
Carrying value	Ps.	33,952	Ps.	41,167
Fair value		34,431		41,712

b)	Equity Forward:

A subsidiary of Coca-Cola FEMSA had equity forward contracts which expired in June and September 2004. These contracts generated a loss in 2003 of Ps. 81, which was recognized in the Panamco acquisition balance sheet and a gain of Ps. 20 recorded in the 2004 income statement.

c)	Interest Rate Swaps:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. The fair value is estimated based on quoted market prices to terminate the contracts at the date of the most recent balance sheet presented. The changes in the fair value were recorded in other comprehensive income.

The net effect of expired contracts is included in interest expense and amounted to Ps. 27, Ps. 152, and Ps. 128 for the years ended December 31, 2005, 2004 and 2003, respectively.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

At December 31, 2005, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value
2007	Ps.	4,250	Ps.	(36)
2008		5,000		(40)
2009		2,405		(127)
2010		2,617		(131)
2011		650		(44)
2012		1,500		(116)

d)	Forward Agreements to Purchase Foreign Currency:

In connection with the bridge loans incurred regarding the acquisition of FEMSA Cerveza’s minority interest, the Company entered into forward contracts to buy U.S. dollars; generating a foreign exchange loss of Ps. 156 and Ps. 237 recorded in the income statement for the years ended December 31, 2005 and 2004, respectively.

The Company had forward agreements to buy euros to hedge the exchange risk between the U.S. dollar and the euro for the purchase of equipment which expired during 2005 and 2004 resulting in the recognition of a foreign exchange loss of Ps. 9 and Ps. 18 recorded in the income statement as of December 31, 2005 and 2004, respectively.

e)	Unhedged Forward Contracts:

As of December, 2005, certain forward contracts do not meet the hedging criteria for accounting purposes; consequently changes in the fair value of Ps. 4 were recorded in the income statement. These contracts with a notional amount of Ps. 750 mature in May 2006.

f)	Cross Currency Swaps:

The Company also has cross currency swaps to manage the interest rate and the foreign exchange risks associated with its borrowings denominated in U.S. dollars and other currencies. The fair value is estimated based on the quoted market exchange rates and interest rates to terminate the contracts at the date of the most recent balance sheet presented. The changes in the fair value were recorded in other comprehensive income.

The net effect of expired contracts is included in interest expenses and amounted to Ps. 125, for the year ended December 31, 2005.

At December 31, 2005, the Company has the following outstanding cross currency swap agreements:

Maturity Date	Notional Amount		Fair Value
2009	Ps.	161	Ps.	(16)
2010		1,339		(159)

g)	Unhedged Cross Currency Swaps:

As of December 31, 2005 certain cross currency swaps instruments do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value were recorded in the income statement. The table below shows the characteristics of these instruments.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

	Maturity Date	Notional Amount		Fair Value
Mexican Pesos to U.S. Dollars	September 2008	Ps.	1,251	Ps.	22
U.S. Dollar to Colombian Pesos	September 2008		1,232		(16)
U.S. Dollar to Mexican Pesos	September 2009		1,339		(133)

During 2005, cross currency swaps matured and Ps. 67 were recorded as interest expense in the income statement.

h)	Commodity Price Contracts:

The Company entered into various commodity price contracts to hedge the cost of certain raw materials. The result of the commodity price contracts was a loss of Ps. 27, a gain of Ps. 79 and a loss of Ps. 21 during the years ended December 31, 2005, 2004 and 2003, respectively, which were recorded in results of operations.

The fair value is estimated based on quoted market prices to terminate the contracts at the day of the most recent balance sheet presented. As of December 31, 2005, the Company has various commodity price contracts with maturity dates ending in 2006, with a notional amount of Ps. 866 and had recorded a fair value loss of Ps. 141.

The changes in the fair value were recorded in other comprehensive income.

i)	Embedded Derivative Financial Instruments:

The Company has determined that its leasing contracts denominated in U.S. dollars host an embedded derivative financial instrument and as of December 31, 2005 has recognized the fair value of such instruments amounting to Ps. 119, which is recorded in the income statement as a foreign exchange gain.

Note 21. Minority Interest in Consolidated Subsidiaries.

	2005		2004
Coca-Cola FEMSA	Ps.	19,293	Ps.	17,167
FEMSA Cerveza		48		51

	Ps.	19,341	Ps.	17,218

On June 8, 2004, through a capital contribution, Winsa Company, LLP (a non-related third party) acquired a 16.89% voting equity interest in an indirect subsidiary of Coca-Cola FEMSA, which is the holding company for its subsidiaries in Brazil for Ps. 610.

Note 22. Stockholders’ Equity.

As of December 31, 2005, the capital stock of FEMSA was comprised of 5,963,710,450 common shares, without par value and with no foreign ownership restrictions. As mentioned in Note 2, as a result of the equity offering in 2005, the Company’s capital stock increased by 666,400,000 shares. Fixed capital amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

•	Series “B” shares, with unlimited voting rights, which at all times must represent a minimum of 51% of total capital stock;

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

•	Series “L” shares, with limited voting rights, which may represent up to 25% of total capital stock; and

•	Series “D” shares, with limited voting rights, which individually or jointly with series “L” shares may represent up to 49% of total capital stock.

The Series “D” shares are comprised as follows:

•	Subseries “D-L” shares may represent up to 25% of the series “D” shares;

•	Subseries “D-B” shares may comprise the remainder of outstanding series “D” shares; and

•	The non-cumulative premium dividend to be paid to series “D” stockholders will be 125% of any dividend paid to series “B” stockholders.

The Series “B” and “D” shares are linked together in related units as follows:

•	“B units” each of which represents five series “B” shares and which are traded on the BMV;

•	“BD units” each of which represents one series “B” share, two subseries “D-B” shares and two subseries “D-L” shares, and which are traded both on the BMV and the NYSE; and

•	The related units will cease to be linked together on May 2008, after a period of 10 years from the date of the first issue. Subseries “D-B” shares will be converted into series “B” shares, and subseries “D-L” shares will be converted into series “L” shares.

As of December 31, 2005, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	472,349,500	720,392,590	1,192,742,090
Shares:
Series “B”	2,361,747,500	720,392,590	3,082,140,090
Series “D”	—	2,881,570,360	2,881,570,360
Subseries “D-B”	—	1,440,785,180	1,440,785,180
Subseries “D-L”	—	1,440,785,180	1,440,785,180

Total shares	2,361,747,500	3,601,962,950	5,963,710,450

The restatement of stockholders’ equity for inflation is allocated to each of the various stockholders’ equity accounts, as follows:

	Historical Value		Restatement		Restated Value
Capital stock	Ps.	2,982	Ps.	1,971	Ps.	4,953
Additional paid-in capital		14,891		5,715		20,606
Retained earnings from prior years		23,640		1,343		24,983
Net income		5,459		90		5,549

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the Company, except as a stock dividend. As of December 31, 2005, this reserve for FEMSA amounted to Ps. 530 (nominal value).

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

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

Dividends paid in excess of CUFIN and CUFINRE are subject to income tax at a grossed-up rate based on the current statutory rate. In 2003, this tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments. As of December 31, 2005, FEMSA’s balances of CUFIN and CUFINRE amounted to Ps. 23,374 and Ps. 2,051, respectively, and the deferred tax payments were Ps. 158.

At an ordinary stockholder meeting of the Company held on March 10, 2005, the stockholders approved a dividend of 0.111163 Mexican pesos (nominal value) per series “B” share and 0.138954 Mexican pesos (nominal value) per series “D” share that were paid in May 2005. Additionally, the stockholders approved a maximum of Ps. 3,000 for a stock repurchase program.

At an ordinary stockholder meeting of Coca-Cola FEMSA held on March 8, 2005, the stockholders approved a dividend of Ps. 636 that was paid in May 2005. The corresponding payment to the minority interest of Ps. 345 is presented as a reduction of minority interest in the statement of changes in stockholders’ equity.

Note 23. Net Majority Income per Share.

This represents the net majority income corresponding to each share of the Company’s capital stock, computed on the basis of the weighted average number of shares outstanding during the period. Additionally, the net income distribution according to the dividend rights of each share series is presented.

The following presents the computed weighted average number of shares and the distribution of income per share series as of December 31, 2005 and 2004:

	Millions of Shares
	Series “B”		Series “D”
	Number	Weighted Average	Number	Weighted Average
Shares outstanding at December 31, 2004 and 2003	2,737.74	2,739.17	2,559.57	2,561.00
Increase in capital stock on May 25, 2005	344.40	205.78	322.00	192.38

Shares outstanding at December 31, 2005	3,082.14	2,944.95	2,881.57	2,753.38

Dividend rights	1.00		1.25
Allocation of earnings	46.11%		53.89%

Note 24. Tax System.

a)	Income Tax:

Income tax is computed on taxable income, which differs from accounting income principally due to the treatment of the integral result of financing, the cost of labor liabilities, depreciation and other accounting provisions. The tax loss may be carried forward and applied against future taxable income as shown below.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

The income tax rates applicable in 2005 in the countries where the Company operates and the years in which tax loss carryforwards may be applied are as follows:

	Statutory Tax Rate	Expiration (years)
Mexico	30.0%	10
Guatemala	31.0%	N/A
Nicaragua	30.0%	3
Costa Rica	30.0%	3
Panama	30.0%	5
Colombia	38.5%	5-8
Venezuela	34.0%	3
Brazil	34.0%	Indefinite
Argentina	35.0%	5

The statutory income tax rate in Mexico for the years ended December 31, 2005, 2004 and 2003 was 30%, 33% and 34%, respectively.

Beginning January 1, 2005, an amendment to the income tax rate in Mexico was effective and its principal changes were as follows:

•	The statutory income tax rate decreased from 33% in 2004 to 30% in 2005, and it will be reduced by one percentage point per year through 2007, down to 28%;

•	The tax deduction for inventories is made through cost of sales, and the inventory balance as of December 31, 2004 will be taxable during the next 4 to 12 years, based on specific criteria within the tax law;

•	Paid employee profit sharing is deductible for income tax purposes; and

•	The 60% limit of the stockholders’ participation in the taxable income or loss of Mexican subsidiaries was eliminated for tax consolidation purposes.

The tax loss carryforward in Colombia generated before December 31, 2002, may be carried forward five years and those generated after January 1, 2003, may be carried forward eight years. Both are limited to 25% of taxable income of each year. In Brazil, tax losses may be carried forward for an indefinite period, but cannot be restated and are limited to 30% of the taxable income of each year.

b)	Tax on Assets:

The Mexican tax on assets is computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of income taxes future payments over the tax on assets in each of the preceding three years. Additionally, this payment may be restated and credited against the excess of income taxes over asset taxes for the following 10 years. Since January 1, 2005, based on the amendment made to the tax law, bank loans and foreign debt will be deducted to determine the taxable base of the tax on assets.

The operations in Guatemala, Nicaragua, Colombia and Argentina are also subject to a minimum tax, which is based primarily on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

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

d)	Deferred Income Tax:

The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Taxes	2005		2004
Allowance for doubtful accounts	Ps.	(137)	Ps.	(131)
Inventories		1,169		1,885
Prepaid expenses		113		88
Property, plant and equipment		4,208		4,122
Investments in shares		(11)		10
Intangible and other assets		(710)		(604)
Labor liabilities		(491)		(423)
Recoverable tax on assets		(75)		(295)
Tax loss carryforwards		(614)		(792)
Derivative financial instruments		(244)		—
Loss contingencies		(622)		(647)
Temporary non deductible provision		(414)		(433)
Employee profit sharing		(137)		—
Other reserves		10		17

Deferred income tax, net		2,045		2,797
Deferred income tax asset		1,230		1,503

Deferred income tax liability	Ps.	3,275	Ps.	4,300

The changes in the balance of the deferred income tax, net are as follows:

	2005		2004
Initial balance	Ps.	2,797	Ps.	3,869
Gain (loss) on monetary position		(13)		51
Provision for the year		(279)		(384)
Change in the statutory income tax rate		(9)		(622)
Additional labor liability over unrecognized net transition obligation		(57)		9
Derivative financial instruments		(241)		—
Result of holding non-monetary assets		(153)		(126)

Ending balance	Ps.	2,045	Ps.	2,797

At December 31, 2005, there are no significant non-recurring temporary differences between the accounting income for the year and the bases used for Mexican employee profit sharing. As a result, the Company did not record a provision for deferred employee profit sharing.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

e)	Provision for the Year:

	2005		2004		2003
Current income tax	Ps.	4,314	Ps.	4,393	Ps.	2,832
Tax on assets		14		72		50
Deferred income tax		(279)		(384)		571
Change in the statutory income tax rate		(9)		(622)		(74)
Benefit from favorable tax ruling		—		(1,355)		—

Income tax		4,040		2,104		3,379
Employee profit sharing		544		429		406

	Ps.	4,584	Ps.	2,533	Ps.	3,785

f)	Tax Loss Carryforwards and Recoverable Tax on Assets:

As of December 31, 2005, the subsidiaries from Mexico, Panama, Colombia, Venezuela and Brazil have tax loss carryforwards and/or recoverable tax on assets. The expiration dates of such amounts are as follows:

Year	Tax Loss Carryforwards		Recoverable Tax on Assets
2006	Ps.	2	Ps.	14
2007		1		21
2008		2		—
2009		6		35
2010		55		2
2011		170		2
2012		103		11
2013		368		12
2014		441		21
2015 and thereafter		173		—
Indefinite (see Note 24 a)		1,944		—

	Ps.	3,265	Ps.	118

Due to the uncertainty of the realization of tax loss carryforwards, a valuation allowance of the carryforward of Ps. 1,342 has been recorded. The changes in the balances are as follows:

	2005		2004
Initial balance	Ps.	1,450	Ps.	1,740
Provision of the year		74		500
Cancellation of provision		(99)		(608)
Restatement of the initial balance		(83)		(182)

Ending balance	Ps.	1,342	Ps.	1,450

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

g)	Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2005	2004	2003
Mexican statutory income tax rate	30.0%	33.0%	34.0%
Difference between book and tax inflationary effects	0.6%	0.3%	0.6%
Non-deductible expenses	1.6%	0.5%	4.9%
Change in inventories tax deduction	(2.0)%	—	—
Change in Mexican income tax rate	—	(5.2)%	(1.0)%
Different statutory income tax rates	2.3%	—	—
Employee profit sharing	(1.1)%	—	—
Other	0.4%	—	(0.3)%

Consolidated effective income tax rate	31.8%	28.6%	38.2%

Note 25. Contingencies and Commitments.

a)	Contingencies Recorded in the Balance Sheet:

The Company has various loss contingencies, and reserves have been recorded in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies were recorded as a result of the Panamco acquisition. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2005:

	Short-Term		Long-Term		Total
Tax	Ps.	4	Ps.	1,364	Ps.	1,368
Legal		—		168		168
Labor		63		219		282

Total	Ps.	67	Ps.	1,751	Ps.	1,818

b)	Unsettled Lawsuits:

The Company has entered into legal proceedings with its labor unions and tax authorities which are against or primarily involve Coca-Cola FEMSA. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount of these proceedings is $85. Those contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However the Company believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations.

In recent years in its Mexican, Costa Rican and Brazilian territories, Coca-Cola FEMSA and FEMSA Cerveza have been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the beer and soft drink industries where those subsidiaries operate.

In 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern Division of Florida against certain Colombian subsidiaries and The Coca-Cola Company. In the complaint, the plaintiffs alleged that the subsidiaries engaged in wrongful acts against the labor union and its members in Colombia for the amount of $500. The Company has filed a motion to dismiss the complaint and believes the resolution of this matter will not have a material adverse effect on its consolidated financial position or results of operations.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

c)	Commitments:

As of December 31, 2005, the Company has capital and operating lease commitments for the leasing of production machinery and equipment, distribution equipment, computer equipment and land for FEMSA Comercio’s operations.

The contractual maturities of the lease commitments by currencies, expressed in Mexican pesos as of December 31, 2005, are as follows:

	Mexican Pesos		U.S. Dollars
2006	Ps.	850	Ps.	316
2007		826		233
2008		830		154
2009		821		98
2010		800		155
2011		753		—
2012 and thereafter		3,926		—

Total		8,806		956

Rental expense charged to operations amounted to approximately Ps. 1,568, Ps. 1,175 and Ps. 889 for the years ended December 31, 2005, 2004 and 2003, respectively.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

Note 26. Information by Segment.

a)	By Business Unit:

	Coca-Cola FEMSA		FEMSA Cerveza		FEMSA Comercio		Others		Consolidation Adjustments		Consolidated
2005
Total revenue	Ps.	50,198	Ps.	27,573	Ps.	28,734	Ps.	6,168	Ps.	(7,091)	Ps.	105,582
Intercompany revenue		601		2,066		2		4,422		(7,091)		—
Income from operations		8,683		5,353		1,259		386		(94)		15,587
Depreciation (1)		2,250		1,476		323		98		—		4,147
Amortization		136		1,742		279		17		—		2,174
Other non-cash charges (2) (3)		150		160		7		64		—		381
Impairment of long-lived assets		30		25		—		—		—		55
Interest expense		2,452		1,215		567		713		(427)		4,520
Interest income		280		210		65		510		(427)		638
Income tax		2,277		1,090		285		388		—		4,040
Capital expenditures		2,012		2,882		1,368		243		—		6,505

Long-term assets		59,726		34,635		6,279		8,017		(5,399)		103,258
Total assets		67,148		44,810		9,690		11,820		(7,470)		125,998

2004
Total revenue	Ps.	47,787	Ps.	25,802	Ps.	23,599	Ps.	5,322	Ps.	(5,677)	Ps.	96,833
Intercompany revenue		285		1,666		2		3,724		(5,677)		—
Income from operations		7,988		4,902		941		419		(14)		14,236
Depreciation (1)		2,032		1,519		223		108		—		3,882
Amortization		299		1,778		226		23		—		2,326
Other non-cash charges (2) (3)		65		112		5		58		—		240
Impairment of long-lived assets		—		484		—		19		—		503
Interest expense		2,622		840		225		506		(299)		3,894
Interest income		288		166		53		364		(299)		572
Income tax		872		827		246		159		—		2,104
Capital expenditures		2,009		3,276		1,703		159		—		7,147

Long-term assets		60,440		35,383		5,481		8,718		(6,210)		103,812
Total assets		69,618		44,505		8,555		10,483		(8,086)		125,075

2003
Total revenue	Ps.	39,062	Ps.	24,956	Ps.	18,914	Ps.	4,933	Ps.	(5,369)	Ps.	82,496
Intercompany revenue		191		1,641		12		3,525		(5,369)		—
Income from operations		7,340		4,634		761		344		(6)		13,073
Depreciation (1)		1,645		1,537		143		110		—		3,435
Amortization		89		1,725		135		23		—		1,972
Other non-cash charges (2) (3)		39		113		5		54		—		211
Impairment of long-lived assets		—		859		—		—		—		859
Interest expense		1,681		852		162		149		(165)		2,679
Interest income		265		232		62		376		(165)		770
Income tax		1,602		1,136		297		344		—		3,379
Capital expenditures		2,164		3,855		1,311		126		—		7,456

(1)	Includes breakage of bottles of Coca-Cola FEMSA.
(2)	Excludes the non-cash charges related to current assets and liabilities.
(3)	Includes the cost for the year related to labor liabilities (see Note 17d) and participation in associated companies.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

b)	By Geographic Area:

2005	Total Revenue		Capital Expenditures		Long-term Assets		Total Assets
Mexico	Ps.	86,606	Ps.	5,514	Ps.	91,965	Ps.	111,137
Central America (1)		3,428		145		4,614		5,568
Colombia		4,698		296		5,893		8,236
Venezuela		4,946		285		3,416		4,145
Brazil		5,819		179		4,270		6,297
Argentina		2,798		86		1,234		1,770
Consolidation adjustments		(2,713)		—		(8,134)		(11,155)

Consolidated	Ps.	105,582	Ps.	6,505	Ps.	103,258	Ps.	125,998

2004	Total Revenue		Capital Expenditures		Long-term Assets		Total Assets
Mexico	Ps.	77,431	Ps.	6,277	Ps.	93,983	Ps.	112,077
Central America (1)		3,525		164		5,005		6,038
Colombia		4,376		126		6,020		8,325
Venezuela		4,683		235		3,487		4,248
Brazil		5,195		287		4,178		5,756
Argentina		2,615		58		1,298		2,014
Consolidation adjustments		(992)		—		(10,159)		(13,383)

Consolidated	Ps.	96,833	Ps.	7,147	Ps.	103,812	Ps.	125,075

2003	Total Revenue		Capital Expenditures
Mexico	Ps.	69,402	Ps.	6,917
Central America (1)		2,314		155
Colombia		2,930		1
Venezuela		2,827		50
Brazil		3,041		218
Argentina		2,242		115
Consolidation adjustments		(260)		—

Consolidated	Ps.	82,496	Ps.	7,456

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

Note 27. Differences Between Mexican GAAP and U.S. GAAP.

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported majority net income, majority stockholders’ equity and majority comprehensive income to U.S. GAAP is presented in Note 28. It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, “Reconocimiento de los Efectos de Inflación en la Información Financiera” (Recognition of the Effects of Inflation in the Financial Information), of Mexican GAAP.

The application of this Bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and U.S. accounting purposes.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

The principal differences between Mexican GAAP and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a)	Consolidation of Coca-Cola FEMSA:

As mentioned in Note 4, under Mexican GAAP, the Company consolidates Coca-Cola FEMSA since it owns a majority of the outstanding voting capital stock and exercises control over the operations of Coca-Cola FEMSA in the ordinary course of business in accordance with the requirements of Mexican GAAP Bulletin B-8, “Estados Financieros Consolidados y Combinados y Valuación de Inversiones Permanentes en Acciones” (Consolidated and Combined Financial Statements and Valuation of Long-Term Investments in Shares). Pursuant to Bulletin B-8, Coca-Cola FEMSA meets the criteria of a subsidiary for consolidation as FEMSA holds more than 50% of Coca-Cola FEMSA’s outstanding voting stock and has not yielded control to a minority shareholder. Bulletin B-8 establishes that control has been yielded when a minority shareholder obtains:

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

The shareholders agreement grants The Coca-Cola Company substantive participating rights. The affirmative vote of two Directors appointed by The Coca-Cola Company is, with limited exceptions, required for matters considered by the Board of Directors, including the annual business plan, capital investment plan and asset disposals, mergers, acquisitions or sales of any line of business. Under Emerging Issues Task Force (“EITF”) 96-16, “Investor’s Accounting for an Investee When the Investor Owns a Majority of the Voting Stock but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” such approval and veto rights held by The Coca-Cola Company qualify as substantive participating rights and therefore do not allow FEMSA to consolidate Coca-Cola FEMSA in its financial statements for U.S. GAAP purposes. Therefore, FEMSA’s investment in Coca-Cola FEMSA is recorded by applying the equity method in FEMSA’s consolidated financial statements under U.S. GAAP.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

Summarized consolidated balance sheets and income statements of Coca-Cola FEMSA and subsidiaries under U.S. GAAP as of December 31, 2005 and 2004, and for the three years ended December 31, 2005 are presented as follows:

Consolidated Balance Sheets	2005		2004
Current assets	Ps.	7,652	Ps.	9,756
Property, plant and equipment		19,093		19,655
Other assets		41,031		40,776

Total assets	Ps.	67,776	Ps.	70,187

Current liabilities	Ps.	12,100	Ps.	11,349
Long-term liabilities		20,966		27,863

Total liabilities		33,066		39,212
Minority interest in consolidated subsidiaries		959		733
Stockholders’ equity		33,751		30,242

Total liabilities and stockholders’ equity	Ps.	67,776	Ps.	70,187

Consolidated Income Statements	2005		2004		2003
Total revenues	Ps.	50,198	Ps.	47,428	Ps.	38,088
Income from operations		8,078		7,533		7,063
Income before income tax		6,858		6,544		4,196
Income tax		2,285		595		1,676
Minority interest in results of consolidated subsidiaries		118		24		21
Net income		4,455		5,925		2,499
Other comprehensive income		(311)		906		691

Comprehensive income	Ps.	4,144	Ps.	6,831	Ps.	3,190

b)	Classification Differences:

Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. These include:

•	As explained in Note 7 c), under Mexican GAAP, advances to suppliers are recorded as inventories. Under U.S. GAAP advances to suppliers are classified as prepaid expenses;

•	Impairment of goodwill and other long-lived assets, the gains or losses on the disposition of fixed assets, all severance indemnity charges and employee profit sharing must be included in operating expenses under U.S. GAAP; and

•	Under Mexican GAAP, deferred taxes are classified as non-current, while under U.S. GAAP they are based on the classification of the related asset or liability.

c)	Deferred Promotional Expenses:

As explained in Note 7 d), for Mexican GAAP purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For U.S. GAAP purposes, such promotional costs are expensed as incurred. As of December 31, 2005, and 2004, FEMSA Cerveza does not have deferred promotional expenses.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

d)	Start-up Expenses:

As explained in Note 7 i), under Mexican GAAP, start-up expenses are capitalized and amortized using the straight-line method in accordance with the terms of the lease contracts at the start of operations. Under U.S. GAAP, these expenses must be recorded in the income statement as incurred, except for the licenses for the sale of beer paid for by FEMSA Comercio, which are considered to be intangible assets and amortized using the straight-line method beginning at the start of operations.

e)	Intangible Assets:

As mentioned in Note 7 i), under Mexican GAAP, until January 1, 2003, all intangible assets were amortized over a period of no more than 20 years. Effective January 1, 2003, revised Bulletin C-8, “Activos Intangibles” (Intangible Assets), went into effect and recognizes that certain intangible assets (excluding goodwill) have indefinite lives and should not be amortized. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (effective January 1, 2002), goodwill and indefinite-lived intangible assets are also no longer subject to amortization, but rather are subject to periodic assessment for impairment. Accordingly, amortization of indefinite-lived intangible assets was discontinued in 2002 for U.S. GAAP. In 2003 amortization of indefinite-lived intangible assets was discontinued for Mexican GAAP and in 2004 the amortization of goodwill was discontinued (see Note 7 i).

As a result of the adoption of this SFAS No. 142, the Company performed an initial impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In such case an impairment test would be performed between annual tests.

f)	Restatement of Imported Equipment:

As explained in Note 7 g), under Mexican GAAP, imported machinery and equipment have been restated by applying the inflation rate of the country of origin and translated into Mexican pesos using the exchange rate in effect at the date of the most recent balance sheet presented.

Under U.S. GAAP, the Company applies the regulations of the Securities and Exchange Commission (“SEC”), which require that all machinery and equipment, both domestic and imported, be restated using Mexican inflation factors.

g)	Capitalization of the Integral Result of Financing:

Under Mexican GAAP, the capitalization of the integral result of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional, and the Company has elected not to capitalize the integral result of financing.

In accordance with SFAS No. 34, “Capitalization of Interest Cost”, if the integral result of financing is incurred during the construction of qualifying assets, capitalization is required for all assets that require a period of time to get them ready for their intented use. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the U.S. GAAP reconciliation of the majority net income and majority stockholders’ equity. If the borrowings are denominated in U.S. dollars, the weighted average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

h)	Derivative Financial Instruments:

As of January 1, 2005, in accordance with Mexican GAAP, as mentioned in Note 7 q), the Company values and records all derivative financial instruments and hedging activities according to Bulletin C-10, “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities), which establishes similar accounting treatment as described in SFAS No. 133, “Accounting for Derivative Financial Instruments and Hedging Activities.”

For purposes of SFAS No. 133, the Company elected not to designate its derivative financial instruments as hedges for accounting purposes, and accordingly, the entire effect of the mark-to market of those instruments entered into contracted before December 31, 2000 was recognized in the income statement at January 1, 2001.

The effects of the initial application of Bulletin C-10 were already reflected in the U.S. GAAP financial statements for 2004. Therefore, the cumulative effect of the change in accounting principle is reconciled out of the amounts presented in the U.S. GAAP income statement for 2005.

i)	Deferred Income Tax and Employee Profit Sharing:

The Company calculates its deferred income tax and employee profit sharing in accordance with SFAS No. 109, “Accounting for Income Taxes,” for U.S. GAAP purposes, which differs from Mexican GAAP as follows:

•	Under Mexican GAAP, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result of monetary position. Under U.S. GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income tax provision;

•	Under Mexican GAAP, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under U.S. GAAP, the same liability method used for deferred income tax is applied; and

•	The differences in start-up expenses, restatement of imported machinery and equipment, capitalization of financing costs, financial instruments and pension plan mentioned in Note 27 d), f), g), h) and j) generate a difference when calculating the deferred income tax under U.S. GAAP compared to that presented under Mexican GAAP (see Note 24 d).

As explained in Note 24 a), the 2005 employee profit sharing to be paid in 2006 will be deductible for income tax purposes in Mexico. This new deduction will reduce the payments of income tax in subsequent years. Therefore, the Company recorded a reduction to the deferred income tax liability under U.S. GAAP in the amount of Ps. 240.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

The reconciliation of deferred income tax and employee profit sharing, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Tax, net	2005		2004
Deferred income tax under Mexican GAAP	Ps.	2,045	Ps.	2,797
Deferred income tax of Coca-Cola FEMSA		227		73
U.S. GAAP adjustments:
Start-up expenses		(49)		(44)
Restatement of imported equipment		158		—
Capitalization of integral result of financing		107		120
Derivative financial instruments		—		(29)
Pension and retirement plan		(16)		5
Severance indemnities		(75)		—
Tax deduction for employee profit sharing		(240)		(307)

Total U.S. GAAP adjustments		(115)		(255)

Deferred income tax, net under U.S. GAAP	Ps.	2,157	Ps.	2,615

The total deferred income tax under U.S. GAAP includes the corresponding current portion as of December 31, 2005 and 2004 of Ps. 936 and Ps. 1,558, respectively.

Changes in the Balance of Deferred Income Tax	2005		2004
Initial balance	Ps.	2,615	Ps.	3,896
Provision for the year		(323)		(807)
Derivative financial instruments		(106)		(1)
Additional labor liability over unrecognized net transition obligation		(18)		(29)
Change in the statutory income tax rate		(11)		(444)

Ending balance	Ps.	2,157	Ps.	2,615

Reconciliation of Deferred Employee Profit Sharing	2005		2004
Deferred employee profit sharing under Mexican GAAP	Ps.	—	Ps.	—
U.S. GAAP adjustments:
Allowance for doubtful accounts		(6)		(10)
Inventories		342		487
Prepaid expenses		32		19
Property, plant and equipment		755		776
Deferred charges		(83)		(52)
Capitalization of interest expense		38		42
Start-up expenses		(14)		(14)
Labor liabilities		(156)		(107)
Derivative financial instruments		5		—
Other reserves		(54)		(45)

Total U.S. GAAP adjustments		859		1,096

Deferred employee profit sharing under U.S. GAAP	Ps.	859	Ps.	1,096

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

The total deferred employee profit sharing under U.S. GAAP includes the corresponding current portion as of December 31, 2005 and 2004 of Ps. 373 and Ps. 496, respectively.

Changes in the Balance of Deferred Employee Profit Sharing	2005		2004
Initial balance	Ps.	1,096	Ps.	1,207
Provision for the year		(231)		(102)
Additional labor liability over unrecognized net transition obligation		(6)		(9)

Ending balance	Ps.	859	Ps.	1,096

j)	Pension Plan:

Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3 which is substantially the same as SFAS No. 87, “Employers’ Accounting for Pensions,” except for the initial year of application of both standards, which generates a difference in the unamortized net transition obligation and in the amortization expense.

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

The Company has prepared a study of pension costs under U.S. GAAP based on actuarial calculations using the same assumptions applied under Mexican GAAP (see Note 7 l).

The reconciliation of the net pension cost and pension liability is as follows:

Net Pension Cost	2005		2004		2003
Net pension cost recorded under Mexican GAAP	Ps.	243	Ps.	223	Ps.	179
Net pension cost of Coca-Cola FEMSA		(64)		(48)		(40)
U.S. GAAP adjustments:
Amortization of unrecognized transition obligations		1		29		19

Net pension cost under U.S. GAAP	Ps.	180	Ps.	204	Ps.	158

Pension Liability			2005		2004
Pension liability under Mexican GAAP			Ps.	1,636	Ps.	1,627
Pension liability of Coca-Cola FEMSA				(575)		(611)
U.S. GAAP adjustments:
Unrecognized net transition obligation				56		(13)

Pension liability under U.S. GAAP			Ps.	1,117	Ps.	1,003

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

k)	Severance Indemnities:

Under Mexican GAAP, as mentioned in Note 7 l, effective in 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112 “Employers’ Accounting for Postemployment Benefits,” which has been effective since 1994. The Company had not previously recorded an amount under U.S. GAAP as it believed that an obligation could not be reasonably quantified.

Beginning in 2005, the Company applies the same considerations as required by Mexican GAAP to recognized the severance indemnity liability for U.S. GAAP purposes. The cumulative effect of the severance obligation related to vested services has been recorded in the 2005 income statement since the effect is not considered to be quantitatively or qualiatively material to Company’s consolidated U.S. GAAP financial statements taken as a whole. The additional labor liability has not been recorded for U.S. GAAP purposes.

l)	Minority Interest:

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

The U.S. GAAP adjustments shown in Note 28 a) and b) are calculated on a consolidated basis. Therefore, the minority interest effect is presented as a separate line item, in order to obtain net income and stockholders’ equity.

The U.S. GAAP adjustments corresponding to FEMSA Cerveza’s minority interest, includes amounts until the date of acquisition of the FEMSA Cerveza minority interest in 2004 (see Note 3):

Income Statement	2005		2004		2003
Restatement of imported machinery and equipment	Ps.	—	Ps.	—	Ps.	7
Capitalization of the integral result of financing		—		5		11
Derivative financial instruments		—		7		(32)
Deferred income tax		—		(11)		(24)
Deferred employee profit sharing		—		(12)		(41)
Net pension cost		—		3		2

	Ps.	—	Ps.	(8)	Ps.	(77)

m)	FEMSA’s Minority Interest Acquisition:

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

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

In accordance with U.S. GAAP, the acquisition of minority interest must be accounted under the purchase method, using the market value of shares received by FEMSA in the exchange offer to determine the cost of the acquisition of such minority interest and the related goodwill. Under U.S. GAAP, the direct out-of-pocket costs identified with the purchase of minority interest are treated as additional goodwill.

Additionally, SFAS No. 142 requires the allocation of all goodwill to the related reporting units. The allocation of the goodwill generated by the previously mentioned acquisition of minority interest is as follows:

FEMSA Cerveza	Ps.	9,818
Coca-Cola FEMSA		4,403
FEMSA Comercio		1,005
Other companies		849

	Ps.	16,075

n)	Statement of Cash Flows:

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

In accordance with U.S. GAAP, the Company follows SFAS No. 95, “Statement of Cash Flows,” which is presented in historical Mexican pesos, without the effects of inflation (see Note 27 o).

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

o)	Financial Information Under U.S. GAAP:

Consolidated Balance Sheets	2005		2004
ASSETS
Current Assets:
Cash and cash equivalents	Ps.	6,182	Ps.	3,327
Accounts receivable		2,755		2,851
Inventories		5,503		5,591
Recoverable taxes		344		257
Other current assets		568		555

Total current assets		15,352		12,581

Investments in shares:
Coca-Cola FEMSA		15,426		13,823
Other investments		318		352
Property, plant and equipment		25,984		25,923
Intangible assets		26,823		26,870
Other assets		7,432		6,234

TOTAL ASSETS	Ps.	91,335	Ps.	85,783

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current Liabilities:
Bank loans		Ps. 45	Ps.	5,969
Interest payable		76		84
Current maturities of long-term debt		410		492
Suppliers		4,716		4,242
Deferred tax liability		1,309		2,053
Taxes payable		1,034		1,280
Accounts payable, accrued expenses and other liabilities		1,847		1,623

Total current liabilities		9,437		15,743

Long-Term Liabilities:
Bank loans and notes payable		14,058		15,055
Deferred tax liability		1,717		1,658
Labor liabilities		1,746		1,331
Other liabilities		838		225

Total long-term liabilities		18,359		18,269

Total liabilities		27,796		34,012

Minority interest in consolidated subsidiaries		48		52
Stockholders’ equity		63,491		51,719

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps.	91,335	Ps.	85,783

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

Consolidated Income Statements	2005		2004		2003
Net sales	Ps.	58,084	Ps.	51,035	Ps.	45,987
Other operating revenues		298		426		117

Total revenues		58,382		51,461		46,104
Cost of sales		33,895		28,230		25,171

Gross profit		24,487		23,231		20,933

Operating expenses:
Administrative		4,713		4,234		3,930
Selling		13,373		13,429		12,021

		18,086		17,663		15,951

Income from operations		6,401		5,568		4,982
Integral result of financing:
Interest expense		(1,947)		(1,223)		(862)
Interest income		358		284		508
Foreign exchange gain (loss)		135		24		(548)
Gain on monetary position		264		462		90

		(1,190)		(453)		(812)
Other income (expenses), net		(87)		88		215

Income before income tax and tax on assets		5,124		5,203		4,385
Income tax and tax on assets		1,868		694		1,636

Income before minority interest and affiliated companies		3,256		4,509		2,749
Minority interest in results of consolidated subsidiaries		—		(485)		(397)
Participation in affiliated companies:
Coca-Cola FEMSA		2,035		2,720		1,170
Other affiliated companies		42		65		33

		2,077		2,785		1,203

Net income	Ps.	5,333	Ps.	6,809	Ps.	3,555
Other comprehensive income		(721)		(213)		(837)

Comprehensive income	Ps.	4,612	Ps.	6,596	Ps.	2,718

Net income per share (constant Mexican pesos):
Per Series “B” share	Ps.	0.84	Ps.	1.15	Ps.	0.60
Per Series “D” share		1.04		1.43		0.75

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

Consolidated Cash Flows (1)	2005		2004		2003
Cash flows from operating activities:
Net income	Ps.	5,333	Ps.	6,809	Ps.	3,555
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest		—		485		397
Inflation effect		(90)		(374)		(211)
Depreciation		1,930		1,776		1,712
Amortization		1,998		1,919		1,691
Participation in affiliated companies		(2,077)		(2,695)		(1,006)
Deferred income taxes		(95)		(605)		(235)
Other non-cash charges		586		274		890

Changes in operating assets and liabilities:
Working capital investment		359		(733)		(725)
Recoverable taxes, net		(547)		(691)		954
Interest payable		(5)		56		(50)
Labor obligations		(168)		306		(28)

Net cash flows provided by operating activities		7,224		6,527		6,944

Cash flows from investing activities:
Investment in shares		(138)		—		—
Property, plant and equipment		(2,169)		(1,798)		(2,584)
Acquisition of FEMSA Cerveza minority interest		—		(14,694)		—
Capital contribution to Coca-Cola FEMSA		—		—		(2,786)
Other assets		(2,921)		(2,415)		(2,745)

Net cash flows used in investing activities		(5,228)		(18,907)		(8,115)

Cash flows from financing activities:
Bank loans		(5,966)		11,514		(1,376)
Increase in capital stock		7,644		—		—
Dividends declared and paid		(660)		(531)		(1,043)
Dividends received from Coca-Cola FEMSA		283		238		—
Other financing activities		(335)		(571)		101

Net cash flows provided by (used in) financing activities		966		10,650		(2,318)

Cash and cash equivalents:
Net decrease		2,962		(1,730)		(3,489)
Initial balance		3,220		4,950		8,439

Ending balance	Ps.	6,182	Ps.	3,220	Ps.	4,950

Supplemental cash flow information:
Interest paid	Ps.	2,033	Ps.	1,153	Ps.	947
Income tax and tax on assets paid		2,150		2,130		1,026

(1)	Expressed in millions of historical Mexican pesos.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

Consolidated Statements of Changes in Stockholders’ Equity	2005		2004
Stockholders’ equity at the beginning of the year	Ps.	51,719	Ps.	45,694
Increase in capital stock		7,837		—
Dividends declared and paid		(677)		(569)
Other comprehensive income:
Participation in Coca-Cola FEMSA		274		185
Derivative financial instruments		(551)		111
Additional labor liability over unrecognized net transition obligation		(39)		(7)
Result of holding non-monetary assets		(405)		(504)

Other comprehensive income		(721)		(215)
Net income		5,333		6,809

Stockholders’ equity at the end of the year	Ps.	63,491	Ps.	51,719

Note 28. Reconciliation of Mexican GAAP to U.S. GAAP.

a)	Reconciliation of Net Income:

	2005		2004		2003
Net majority income under Mexican GAAP	Ps.	5,549	Ps.	6,027	Ps.	3,408
U.S. GAAP adjustments:
Participation in Coca-Cola FEMSA (Note 27 a)		(60)		168		(35)
Start-up expenses (Note 27 d)		(20)		(25)		(29)
Intangible assets and goodwill (Note 27 e)		—		14		15
Restatement of imported machinery and equipment (Note 27 f)		(27)		(13)		(124)
Capitalization of the integral result of financing (Note 27 g)		(42)		(24)		(20)
Derivative financial instruments (Note 27 h)		97		74		141
Deferred income taxes (Note 27 i)		(136)		523		107
Deferred employee profit sharing (Note 27 i)		231		102		188
Pension plan (Note 27 j)		(1)		(29)		(19)
Severance indemnities (Note 27 k)		(258)		—		—
Minority interest (Note 27 l)		—		(8)		(77)

Total U.S. GAAP adjustments		(216)		782		147

Net income under U.S. GAAP	Ps.	5,333	Ps.	6,809	Ps.	3,555

Under U.S. GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, intangible assets and goodwill as well as pension plan liabilities, which are non-monetary.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

b)	Reconciliation of Stockholders’ Equity:

	2005		2004
Majority stockholders’ equity under Mexican GAAP	Ps.	47,851	Ps.	36,660
U.S. GAAP adjustments:
Participation in Coca-Cola FEMSA (Note 27 a)		(8)		(222)
Start-up expenses (Note 27 d)		(169)		(149)
Intangible assets and goodwill (Note 27 e)		50		50
Restatement of imported machinery and equipment (Note 27 f)		563		1
Capitalization of the integral result of financing (Note 27 g)		381		423
Derivative financial instruments (Note 27 h)		—		(97)
Deferred income taxes (Note 27 i)		115		255
Deferred employee profit sharing (Note 27 i)		(859)		(1,096)
Pension plan (Note 27 j)		(56)		13
Severance indemnities (Note 27 k)		(258)		—
FEMSA’s minority interest acquisition (Note 27 m)		15,881		15,881

Total U.S. GAAP adjustments		15,640		15,059

Stockholders’ equity under U.S. GAAP	Ps.	63,491	Ps.	51,719

c)	Reconciliation of Comprehensive Income:

	2005		2004		2003
Majority comprehensive income under Mexican GAAP	Ps.	4,031	Ps.	6,044	Ps.	3,647
U.S. GAAP adjustments:
Net income (Note 28 a)		(216)		782		147
Derivative financial instruments		(111)		111		(420)
Result of holding non-monetary assets		908		(343)		(656)

Comprehensive income under U.S. GAAP	Ps.	4,612	Ps.	6,594	Ps.	2,718

Note 29. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a)	Mexican GAAP:

As of May 31,2004, the Mexican Institute of Public Accountants (“IMCP”) formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of establishing bulletins on Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as “Normas de Información Financiera” (Financial Reporting Standards, or “NIFs”), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards (“IFRS”) that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to attain greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in MEX GAAP and establishing a Conceptual Framework to

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

support the development of financial reporting standards and to serve as a reference in solving issues arising in the accounting practice. The Conceptual Framework is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The most significant changes established by these standards are as follows:

•	In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

•	NIF A-5 includes a new classification for revenues and expenses: ordinary and extraordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; extraordinary revenues and expenses refer to unusual transactions and events, whether frequent or not.

•	NIF A-7, requires the presentation of comparative financial statements for at least with the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.

•	NIF B-1 establishes that changes in particular standards, reclassifications and correction of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

The Company will adopt these new standards on its financial information, beginning January 1, 2006 and does not anticipate any significant impact on its consolidated financial position or results of operations.

b)	U.S. GAAP:

The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. The Company does not anticipate that these new standards will have a significant impact on its consolidated financial position or results of operations.

•	“Share-Based Payments”, or SFAS No. 123(R)

This Statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS No. 123(R) will be effective for the fiscal year ending December 31, 2006. The Company does not grant stock options to employees.

•	“Inventory Costs”, or SFAS No. 151

SFAS No. 151 is an amendment to Accounting Research Bulletin No. 43. This statement clarifies that the abnormal amounts of the idle capacity expense, freight, handling costs and wasted materials should

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

be recognized as current period charges and requires the allocation of fixed production overhead cost to inventory based on the normal capacity of the production facilities. This guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application allowed for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company will adopt this accounting standard on January 1, 2006.

•	“Exchanges of Nonmonetary Assets—An Amendment of Accounting Principles Board Opinion No. 29”, or SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.

SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will adopt this accounting standard on January 1, 2006.

•	“Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”, or SFAS No. 154

In May 2005, the FASB issued SFAS No. 154. This statement replaces APB Opinion No.20 “Accounting Changes” and FASB Statement No.3 Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting a change in accounting principle. This statement applies to all voluntary changes in accounting principle and also to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires “retrospective application” to prior periods’ financial statements of changes in accounting principle instead of recognize voluntary changes in accounting principle by including in net income of the period the change of the cumulative effect refer to a new pronouncement. This guidance should be applied for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

•	EITF Issue No. 96-16, “Investor’s Accounting for and Investee when the Investor has a Majority of the Voting Interest but the Minority Shareholder or Shareholders have Certain Approval or Veto Rights”, or EITF 96-16

On June 2005, the Task Force agreed to amend Item 4 of the Protective Rights section of this consensus as well as Example 1 of Exhibit 96-16A to be consistent with the consensus reached in Issue 04-5 “Determining Whether a General Partner, or the General Partners as a Group, Controls a limited Partnership Rights”. EITF 96-16 Item 4 specifies that the acquisitions or dispositions of assets that are not expected to be undertaken in the ordinary course of the business is considered as a protective right and this does not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. This amendment should be applied to new investments and to investment agreements that are modified after June 29, 2005. The consensus of this amendment to EITF 96-16, does not change the Company’s current equity method accounting for its investment in Coca-Cola FEMSA in its U.S. GAAP consolidated financial statement.

•	EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, or EITF 03-01

On November 3, 2005, the FASB issued FSP FAS 115-1 and FAS 124-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. This FASB Staff Position (FSP)

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

addresses the determination as to when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting consideration subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” and SFAS No.124 “Accounting for Certain Investments Held by Not-for-Profit Organizations” and APB Opinion No.18 “The Equity method of accounting for Investments in Common Stock”. The Company will adopt the recognition and measurement guidance of EITF 03-1 in 2006, when applicable.

•	EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”, or EITF 04-13

On September 2005, the Board ratified the consensus reached by the Task Force regarding EITF Issue 04-13. This guidance addresses the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction with the scope of APB Opinion No. 29 “Accounting for Nonmonetary Transactions”. The Task Force reached a consensus that nonmonetary exchange whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or work-in-progress inventory within the same line of business is not considered as an exchange transaction to facilitate sales customers as described in APB Opinion No. 29 paragraph 20(b) and therefore should be recognized by the entity at fair value if it is determinable within reasonable limits and the transaction has commercial substance. All other nonmonetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. The Task Force agreed that this consensus should be applied to transactions completed in reporting periods beginning after March, 2006. The Company will adopt this guidance in 2006.

•	EITF Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased After Lease Inception or Acquired In A Business Combination”, or EITF 05-6

On June 2005, the Task Force reached a consensus on EITF Issue No. 05-6. This guidance determines that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease period and renewals that are deemed to be reasonably assured at the date of acquisition. The Task Force also agreed that leasehold improvements that are placed in service significantly after and not contemplated at or near beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvement are purchased. This consensus should be applied to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005.

•	FSP FAS 13-1, “Accounting for Rental Costs Incurred During A Construction Period”, or FSP FAS 13-1

On October, 2005 the Board addressed that there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore rental costs associated with ground or building operating leases that are incurred during construction period shall be recognized as rental expense. This guidance shall be applied to the first reporting period beginning after December 15, 2005. Currently, for U.S. GAAP purposes, the Company records rental expenses in the income statement as incurred.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2004 and 2003.

Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

Note 30. Subsequent Events.

On January 13, 2006, FEMSA Cerveza indirectly acquired a controlling stake in Cervejarías Kaiser Brasil, S.A. (“Kaiser”) from the Molson, Inc. (“Molson”). FEMSA Cerveza acquired indirectly ownership of 68% of the equity of Kaiser for $68, using cash on hand. Molson retains 15% ownership, and Heineken, NV will maintain its current 17% stake.

FEMSA Cerveza assumed Kaiser existing financial debt, which totaled approximately $60, and has received certain indemnity provisions from Molson for the potential payment of contingent liabilities and claims.

The acquisition was accounted for by the purchase method which values the total assets acquired and its debt at market value. The Company does not expect to recognized a goodwill as a result of this transaction.

Report of Independent Registered Public Accounting Firm

To the Stockholders of

FEMSA COMERCIO, S.A. de C.V.

We have audited the consolidated balance sheets of FEMSA COMERCIO, S.A. de C.V. and Subsidiaries (a wholly-owned subsidiary of FOMENTO ECONÓMICO MEXICANO, S.A. de C.V.) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FEMSA COMERCIO, S.A. de C.V. and Subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and the changes in their financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico, which differ in certain significant respects from accounting principles generally accepted in the United States of America, as described in Notes 20 and 21 to the consolidated financial statements.

Effective January 1, 2005, the Company adopted the provisions of certain new or revised accounting standards resulting in the following changes in accounting:

•	As mentioned in Note 4 i), revised Bulletin D-3 “Labor Obligations” requires the recognition of labor obligations for severance indemnities, other than restructuring. The liability as a result of adopting this bulletin recorded by the Company was Ps. 23,878 and the additional expense recorded in the income statement was Ps. 6,707.

•	As mentioned in Note 4 n) the cumulative effect for the adoption of Bulletin C-10, “Derivative Financial Instruments and Hedging Activities “, and Bulletin C-2, Financial Instruments, as amended, was Ps. 6,030, Ps. 4,252, net of deferred taxes of Ps. 1,778, were recorded in the income statement as a change in accounting principle.

Mancera, S. C.,
A Member Practice of
Ernst & Young Global

/s/ ALDO VILLARREAL ROBLEDO

C.P.C. Aldo Villarreal Robledo

San Pedro Garza García, N.L., Mexico

February 15, 2006

Report of Independent Registered Public Accounting Firm

To the Stockholders of

FEMSA EMPAQUES, S.A. de C. V.

We have audited the combined balance sheets of FEMSA EMPAQUES, S.A. DE C.V. and Subsidiaries and INDUSTRIA MEXICANA DE QUIMICOS, S.A. DE C.V. as of December 31, 2005 and 2004, and the related combined statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2005 (not presented separately herein). These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of FEMSA EMPAQUES, S.A. DE C.V. and Subsidiaries and INDUSTRIA MEXICANA DE QUIMICOS, S.A. DE C.V. at December 31, 2005 and 2004, and the combined results of their operations and the changes in their financial position for each of the three years in the period then ended, in conformity with accounting principles generally accepted in Mexico, which differ in certain significant respects from accounting principles generally accepted in the United States of America, as described in Notes 22 and 23 to the combined financial statements.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

/s/ VICTOR SOULÉ GARCÍA

C.P.C. Victor Soulé García

San Pedro Garza García, N.L., Mexico

February 15, 2006

Report of Independent Registered Public Accounting Firm

To the Stockholders of

FEMSA LOGISTICA, S.A. de C.V.

We have audited the consolidated balance sheet of FEMSA LOGISTICA, S.A. de C.V. and Subsidiaries (a wholly-owned subsidiary of FOMENTO ECONÓMICO MEXICANO, S.A. de C.V.) as of December 31, 2005, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the year then ended (not presented separately herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements for the years ended December 31, 2004 and 2003 were audited by other other auditors, whose report dated January 30, 2005 expressed an unqualified opinion thereon.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FEMSA LOGISTICA, S.A. de C.V. and Subsidiaries at December 31, 2005, and the consolidated results of their operations and the changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico, which differ in certain significant respects from accounting principles generally accepted in the United States of America, as described in Notes 18 and 19 to the consolidated financial statements.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

/s/ VICTOR SOULÉ GARCÍA

C.P.C. Victor Soulé García

San Pedro Garza García, N.L., México

February 15, 2006