Form 20-F
period 2006-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2007-06-28
CIK 1061736

As filed with the Securities and Exchange Commission on June 28, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file number 1-14814

Fomento Económico Mexicano, S.A.B. de C.V.

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

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006 was:

720,392,590BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value. The BD Units represent a total of 720,392,590 Series B Shares, 1,440,785,180 Series D-B Shares and 1,440,785,180 Series D-L Shares.

472,349,500B Units, each consisting of five Series B Shares without par value. The B Units represent a total of 2,361,747,500 Series B Shares.

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

☐ Yes ☒ No

i

ii

INTRODUCTION

References

The terms “FEMSA,” “our company,” “we,” “us” and “our,” are used in this annual report to refer to Fomento Económico Mexicano, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. We refer to our subsidiary Coca-Cola FEMSA, S.A.B. de C.V., as “Coca-Cola FEMSA,” our subsidiary FEMSA Cerveza, S.A. de C.V., as “FEMSA Cerveza,” and our subsidiary FEMSA Comercio, S.A. de C.V., as “FEMSA Comercio.”

The term “S.A.B.” stands for Sociedad Anónima Bursátil, which is the term used in Mexico to refer to a publicly traded company under the new Mexican Securities Law issued in 2006. In December 2006, both we and Coca-Cola FEMSA changed our name to include the denomination “S.A.B.” in accordance with the new Mexican Securities Law.

References to “U.S. dollars,” “US$,” “dollars” or “$” are to the lawful currency of the United States of America. References to “Mexican pesos,” “pesos” or “Ps.” are to the lawful currency of the United Mexican States, or Mexico.

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 10.7995 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2006 as published by the Federal Reserve Bank of New York. On June 15, 2007, this exchange rate was Ps. 10.8100 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2002. In our previous public disclosures, we presented U.S. dollar amounts based on the exchange rate quoted by dealers to FEMSA for the settlement of obligations in foreign currencies at the end of the applicable period.

To the extent estimates are contained in this annual report, we believe that such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Per capita growth rates and population data have been computed based upon statistics prepared by the Instituto Nacional de Estadística, Geografía e Informática of Mexico (the National Institute of Statistics, Geography and Information, which we refer to as the Mexican Institute of Statistics), the Instituto Brasileiro de Geografia e Estadistica (the Brazilian Institute of Statistics or IBGE), the Federal Reserve Bank of New York, Banco de México (the Bank of Mexico) and upon our estimates.

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

Selected Consolidated Financial Data

This annual report includes, under Item 18, our audited consolidated balance sheets as of December 31, 2006 and 2005 and the related consolidated income statements, changes in financial position and changes in stockholders’ equity for the years ended December 31, 2006, 2005 and 2004. Our audited consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera), which differ in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP.

Notes 27 and 28 to our audited consolidated financial statements provide a description of the principal differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to our company, together with a reconciliation to U.S. GAAP of net income and stockholders’ equity as well as U.S. GAAP consolidated balance sheets, income statements, cash flows and changes in stockholders’ equity for the same periods presented for Mexican Financial Reporting Standards purposes. In the reconciliation to U.S. GAAP, we present our subsidiary Coca-Cola FEMSA, which is a consolidated subsidiary for purposes of Mexican Financial Reporting Standards, under the equity method for U.S. GAAP purposes, due to the substantive participating rights of The Coca-Cola Company as a minority shareholder in Coca-Cola FEMSA.

The effects of inflation accounting under Mexican Financial Reporting Standards have not been reversed in the reconciliation to U.S. GAAP. See note 27 to our audited consolidated financial statements.

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

	Selected Consolidated Financial Information Year Ended December 31,
	2006(1)	2006	2005	2004	2003(2)	2002
	(In millions of U.S. dollars and millions of Mexican pesos at December 31, 2006, except for per share data, the weighted average number of shares outstanding and percentages)
Income Statement Data:
Mexican FRS:
Total revenues	$11,707	Ps. 126,427	Ps. 111,636	Ps. 102,316	Ps. 86,818	Ps. 62,542
Income from operations	1,610	17,390	16,403	14,964	13,686	10,973
Taxes(3)	445	4,806	4,866	2,649	3,963	4,255
Consolidated net income	851	9,195	8,566	10,085	5,340	5,417
Net majority income	613	6,622	5,766	6,411	3,631	3,332
Net minority income	238	2,573	2,800	3,674	1,709	2,085
Net majority income:(4)
Per Series B Share	0.09	0.99	0.90	1.08	0.61	0.56
Per Series D Share	0.12	1.24	1.13	1.35	0.76	0.70
Weighted average number of shares outstanding (in millions):
Series B Shares	3,082.1	3,082.1	2,944.9	2,739.2	2,739.2	2,739.2
Series D Shares	2,881.6	2,881.6	2,753.4	2,561.0	2,561.0	2,561.0
Allocation of earnings:
Series B Shares	46.11%	46.11%	46.11%	46.11%	46.11%	46.11%
Series D Shares	53.89%	53.89%	53.89%	53.89%	53.89%	53.89%
U.S. GAAP:
Total revenues	$6,756	Ps. 72,959	Ps. 60,749	Ps. 53,544	Ps. 47,973	Ps. 43,298
Income from operations	698	7,536	6,662	5,793	5,184	5,339

	Selected Consolidated Financial Information Year Ended December 31,
	2006(1)	2006	2005	2004	2003(2)	2002
	(In millions of U.S. dollars and millions of Mexican pesos at December 31, 2006, except for per share data, the weighted average number of shares outstanding and percentages)
Participation in Coca-Cola FEMSA’s earnings(5)	216	2,332	2,125	2,830	1,217	1,514
Minority interest	(15)	(163)	—	505	413	668
Net income	622	6,720	5,840	7,086	3,699	3,626
Net income:(6)
Per Series B Share	0.03	0.34	0.30	0.40	0.21	0.20
Per Series D Share	0.04	0.42	0.38	0.50	0.26	0.25
Weighted average number of shares outstanding (in millions):
Series B Shares	9,246.4	9,246.4	8,834.8	8,217.5	8,217.5	8,217.5
Series D Shares	8,644.7	8,644.7	8,260.1	7,683.0	7,683.0	7,683.0
Balance Sheet Data:
Mexican FRS:
Total assets	$13,463	$145,390	$132,312	$131,173	$121,687	$70,970
Current liabilities	2,346	25,337	20,960	25,630	19,717	13,946
Long-term debt(7)	3,172	34,251	30,942	39,038	37,898	11,527
Other long-term liabilities	1,071	11,574	9,921	9,862	10,948	6,637
Capital stock	477	5,154	5,154	4,799	4,799	4,799
Total stockholders’ equity	6,874	74,228	70,489	56,643	53,124	38,860
Majority interest	5,021	54,220	50,027	38,322	32,925	27,208
Minority interest	1,853	20,008	20,462	18,321	20,199	11,652

	Selected Consolidated Financial Information Year Ended December 31,
	2006(1)	2006	2005	2004	2003(2)	2002
	(in millions of U.S. dollars and millions of Mexican pesos at December 31, 2006, except for per share data, the weighted average number of shares outstanding and percentages)
U.S. GAAP:
Total assets	$10,235	Ps.110,538	Ps.95,286	Ps.89,257	Ps.77,898	Ps.75,274
Current liabilities	1,322	14,278	9,724	16,381	11,230	13,140
Long-term debt(7)	1,673	18,070	14,627	15,665	8,041	7,799
Other long-term liabilities	628	6,784	4,815	3,344	5,329	4,952
Minority interest	15	160	50	54	5,752	6,144
Capital stock	477	5,154	5,154	4,799	4,799	4,799
Stockholders’ equity	6,597	71,246	66,070	53,813	47,546	43,239
Other information:
Mexican FRS:
Depreciation(8)	$426	Ps. 4,599	Ps. 4,382	Ps. 4,125	Ps. 3,614	Ps. 2,729
Capital expenditures(9)	823	8,888	7,034	7,508	7,722	6,542
Operating margin(10)	13.8%	13.8%	14.7%	14.6%	15.8%	17.5%
U.S. GAAP:
Depreciation	$193	Ps. 2,080	Ps. 2,038	Ps. 1,958	Ps. 2,262	Ps. 1,899
Operating margin(10)	10.3%	10.3%	11.0%	10.8%	10.8%	12.3%

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 10.7995 to US$ 1.00 solely for the convenience of the reader.

(2)	Our 2003 financial information is not comparable to prior and subsequent periods due to the acquisition of Panamco in May 2003 by our subsidiary Coca-Cola FEMSA. See “Item 5—Operating and Financial Review and Prospectus— Comparability of Information Presented-Panamco Acquisition.”

(3)	Includes income tax, tax on assets and employee profit sharing.

(4)	The net income per Series B Share and per Series D Share was calculated in accordance with Bulletin B-14 “Utilidad por Acción” (Earnings per Share) of Mexican Financial Reporting Standards.

(5)	Coca-Cola FEMSA is included under the equity method for U.S. GAAP, as discussed in note 27 (a) to our audited consolidated financial statements.

(6)	Reflects 3-for-1 stock split effective May 28, 2007 in respect of our BD Units and May 30, 2007 in respect of our ADS, which is after the date of the latest reported balance sheet, but before the issuance of the consolidated financial statements included in this annual report as established by EITF D-86 (“Issuance of Financial Statements”). For US GAAP purposes, FASB No. 128 “Earnings per Share” establishes that the earnings-per-share computation as of December 31, 2006 and previous year computations should be based on the new number of shares following the stock split. See “Item 5—Operating and Financial Review and Prospectus—Recent Developments.”

(7)	Includes long-term debt minus the current portion of long-term debt.

(8)	Includes bottle breakage for Coca-Cola FEMSA.

(9)	Includes investments in property, plant and equipment, intangible and other assets.

(10)	Operating margin is calculated by dividing income from operations by total revenues.

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

The following table sets forth for each year the nominal amount of dividends per share that we declared in Mexican pesos and the U.S. dollar amounts that were actually paid on each of the respective payment dates for the 2002 to 2006 fiscal years:

Date Dividend Paid	Fiscal Year with Respect to which Dividend was Declared	Aggregate Amount of Dividend Declared(1)		Per Series B Share Dividend	Per Series B Share Dividend	Per Series D Share Dividend		Per Series D Share Dividend
May 30, 2003	2002	Ps.	397,792,604	Ps.0.0670	$0.0065	Ps.	0.0838	$0.0081
May 31, 2004	2003	Ps.	531,379,672	Ps.0.0895	$0.0078	Ps.	0.1119	$0.0098
May 31, 2005	2004	Ps.	659,997,941	Ps.0.1112	$0.0102	Ps.	0.1389	$0.0127
June 15, 2006	2005	Ps.	986,000,000	Ps.0.1475	$0.0129	Ps.	0.1844	$0.0161
May 15, 2007	2006	Ps.1,	485,000,000	Ps.0.2222	$0.0206	Ps.	0.2777	$0.0257

(1)

The aggregate amount of dividend declared is determined by the per series dividend amount multiplied by (a), for 2002 through 2004, 2,737,740,090 Series B Shares and 2,559,570,360 Series D Shares, and (b), for 2005 and 2006, 3,082,140,090 Series B Shares and 2,881,570,360 Series D Shares, which is in each case the number of shares outstanding at the date each dividend is declared.

At the annual ordinary general shareholders meeting, the board of directors submits the financial statements of our company for the previous fiscal year, together with a report thereon by the board of directors. Once the holders of Series B Shares have approved the financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our paid in capital stock. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to our shareholders. Dividends may only be paid if net profits are sufficient to offset losses from prior fiscal years.

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

Subject to certain exceptions contained in the deposit agreement dated May 11, 2007, among FEMSA, The Bank of New York, as ADS depositary, and holders and beneficial owners from time to time of our American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, any dividends distributed to holders of our ADSs will be paid to the ADS depositary in Mexican pesos and will be converted by the ADS depositary into U.S. dollars. As a result, restrictions on conversion of Mexican pesos into foreign currencies and exchange rate fluctuations may affect the ability of holders of our ADSs to receive U.S. dollars and the U.S. dollar amount actually received by holders of our ADSs. Although the Mexican government does not currently restrict the ability of Mexican and foreign persons or entities to convert Mexican pesos to U.S. dollars or other currencies or to transfer other currencies out of Mexico, we cannot give any assurance that the Mexican government will not institute a restrictive exchange control policy in the future.

Exchange Rate Information

The following tables set forth, for the periods indicated, the high, low, average and period end noon buying rates of the Federal Reserve Bank of New York, expressed in Mexican pesos per one U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	Exchange Rate
	High	Low	Average(1)	Period End
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.80	11.24
2004	11.64	10.81	11.29	11.15
2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80

(1)	Average month-end rates.

Period	Exchange Rate
	High		Low		Period End
2005:
First Quarter	Ps.	11.41	Ps.	10.98	Ps.	11.18
Second Quarter		11.23		10.76		10.77
Third Quarter		10.90		10.58		10.79
Fourth Quarter		10.94		10.41		10.63
2006:
First Quarter	Ps.	10.95	Ps.	10.46	Ps.	10.90
Second Quarter		11.46		10.84		11.29
Third Quarter		11.18		10.74		10.98
Fourth Quarter		11.06		10.71		10.80
December		10.99		10.77		10.80
2007:
January	Ps.	11.09	Ps.	10.77	Ps.	11.04
February		11.16		10.92		11.16
March		11.18		11.01		11.04
April		11.03		10.92		10.93
May		10.93		10.74		10.74
June(1)		10.98		10.71		10.81

(1)	From the period beginning June 1 until June 15, 2007.

Mexico has a free foreign exchange market and, since December 1994, the Mexican government has not intervened to maintain the value of the Mexican peso against the U.S. dollar. The Mexican peso declined in 1998 as the foreign exchange markets experienced volatility as a result of the financial crises in Asia and Russia and the financial turmoil in countries such as Brazil and Venezuela. The Mexican peso remained relatively stable from 1999 until the fall of 2001. In late 2001 and early 2002, the Mexican peso appreciated considerably against the U.S. dollar and, more strongly, against other foreign currencies. From the second quarter of 2002 and until the end of 2003, the Mexican peso depreciated in value. The Mexican peso has remained relatively stable since 2004. The Mexican government may not maintain its current policies with regard to the Mexican peso and, accordingly, the Mexican peso may depreciate significantly in the future.

RISK FACTORS

Risks Related to Our Company

Coca-Cola FEMSA

Coca-Cola FEMSA’s business depends on its relationship with The Coca-Cola Company, and changes in this relationship may adversely affect its results of operations and financial position.

Approximately 95% of Coca-Cola FEMSA’s sales volume in 2006 was derived from sales of Coca-Cola trademark beverages. In each of its territories, Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages through standard bottler agreements. Through its rights under the bottler agreements and as a large shareholder, The Coca-Cola Company has the ability to exercise substantial influence over the conduct of Coca-Cola FEMSA’s business.

Under Coca-Cola FEMSA’s bottler agreements, The Coca-Cola Company may unilaterally set the price for its concentrate. In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for carbonated soft drinks over a three year period in Mexico beginning in 2007 and in Brazil in 2006. Coca-Cola FEMSA prepares a three-year general business plan that is submitted to its board of directors for approval. The Coca-Cola Company may require that Coca-Cola FEMSA demonstrate its financial ability to meet its plans and may terminate Coca-Cola FEMSA’s rights to produce, market and distribute soft drinks in territories with respect to which such approval is withheld. The Coca-Cola Company also makes significant contributions to Coca-Cola FEMSA’s marketing expenses although it is not required to contribute a particular amount. In addition, Coca-Cola FEMSA is prohibited from bottling any soft drink product or distributing other beverages without The Coca-Cola Company’s authorization or consent. Coca-Cola FEMSA may not transfer control of the bottler rights of any of its territories without the consent of The Coca-Cola Company.

Coca-Cola FEMSA depends on The Coca-Cola Company to renew its bottler agreements. Coca-Cola FEMSA’s bottler agreements for Mexico expire in 2013 and 2015 and are renewable in each case for ten-year terms. Coca-Cola FEMSA’s bottler agreements for Brazil expired in December 2004 and for Venezuela in August 2006. Coca-Cola FEMSA and its bottler agreements for Guatemala, Nicaragua, Panama (other beverages) and Colombia expire in June 2007. Coca-Cola FEMSA’s bottler agreement for Coca-Cola trademark beverages for Panama has an indefinite term but may be terminated with six months prior written notice by either party. Coca-Cola FEMSA is currently in the process of negotiating renewals of these agreements on similar terms and conditions as in other countries. Coca-Cola FEMSA’s remaining territories are governed by bottler agreements that expire after June 2007. There can be no assurances that The Coca-Cola Company will decide to renew any of these agreements. In addition, in the event a material breach of these agreements occurs, the agreements may be terminated. Termination would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on Coca-Cola FEMSA’s business, financial condition, prospects and results of operations

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business, which may result in Coca-Cola FEMSA taking actions contrary to the interest of its remaining shareholders.

The Coca-Cola Company has significant influence on the conduct of Coca-Cola FEMSA’s business. The Coca-Cola Company indirectly owns 31.6% of Coca-Cola FEMSA’s outstanding capital stock, representing 37.0% of its capital stock with full voting rights. The Coca-Cola Company is entitled to appoint four of Coca-Cola FEMSA’s 18 directors and certain of its executive officers and, except under limited circumstances, has the power to veto all actions requiring approval by Coca-Cola FEMSA’s board of directors. We indirectly own 53.7% of Coca Cola FEMSA’s outstanding capital stock, representing 63.0% of Coca Cola FEMSA’s capital stock with full voting rights. We are entitled to appoint 11 of Coca-Cola FEMSA’s 18 directors and certain of its executive officers. The Coca-Cola Company, thus may have the power to determine the outcome of actions requiring approval by its board of directors and may have the power to determine the outcome of actions requiring approval of Coca-Cola FEMSA’s shareholders. See “Item 10. Additional Information—Material Contracts—Coca-Cola FEMSA.” The interests of The Coca-Cola Company may be different from the interests of Coca-Cola FEMSA’s remaining shareholders, which may result in Coca-Cola FEMSA taking actions contrary to the interest of its remaining shareholders.

Coca-Cola FEMSA has significant transactions with affiliates, particularly The Coca-Cola Company, which may create potential conflicts of interest and could result in less favorable terms to Coca-Cola FEMSA.

Coca-Cola FEMSA engages in transactions with subsidiaries of The Coca-Cola Company, including cooperative marketing arrangements and a number of bottler agreements. Coca-Cola FEMSA agreed jointly with The Coca-Cola Company to purchase 100% of the outstanding shares of Jugos del Valle, S.A.B de C.V., which we refer to as Jugos del Valle, a Mexican juice and beverage producer. See “Item 5. Operating and Financial Review and Prospectus—Recent Developments.” In addition, Coca-Cola FEMSA has entered into cooperative marketing arrangements with The Coca-Cola Company. The transactions may create potential conflicts of interest, which could result in terms less favorable to Coca-Cola FEMSA than could be obtained from an unaffiliated third party.

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

Coca-Cola FEMSA cannot assure you that water will be available in sufficient quantities to meet its future production needs or will prove sufficient to meet its water supply needs.

Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of sales and may adversely affect its results of operations.

Coca-Cola FEMSA’s most significant raw materials are concentrate, which it acquires from companies designated by The Coca-Cola Company, packaging materials and sweeteners. Prices for concentrate are determined by The Coca-Cola Company pursuant to Coca-Cola FEMSA’s bottler agreements as a percentage of the weighted average retail price in local currency, net of applicable taxes. In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for carbonated soft drinks over a three-year period in Mexico which began in 2007 and in Brazil in 2006. The prices for Coca-Cola FEMSA’s remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates. Coca-Cola FEMSA is also required to meet all of its supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to it. Coca-Cola FEMSA’s sales prices are denominated in the local currency in which it operates, while the prices of certain materials used in the bottling of its products, mainly resin and ingots to make plastic bottles, finished plastic bottles and aluminum cans, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of any country in which Coca-Cola FEMSA operates, particularly against the Mexican peso. See “Item 4—Information on the Company—Coca-Cola FEMSA—Raw Materials.”

Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin and plastic ingots to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices and global resin supply. In Mexico, the U.S. dollar prices that Coca-Cola FEMSA paid for resin remained relatively flat in 2006. Sugar prices in all of the countries in which Coca-Cola FEMSA operates other than Brazil are subject to local regulations and other barriers to market entry that cause it to pay in excess of international market prices for sugar. Coca-Cola FEMSA expects sugar prices to decrease in 2007 in all of the countries in which it operates other than Mexico and Venezuela. In Venezuela, Coca-Cola FEMSA has experienced sugar shortages that have adversely affected its operations. These shortages were due to insufficient domestic production to meet demand and current restrictions on sugar imports.

Coca-Cola FEMSA cannot assure you that its raw material prices will not further increase in the future. Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of sales and adversely affect its results of operations.

Taxes on soft drinks could adversely affect Coca-Cola FEMSA’s business.

Coca-Cola FEMSA’s products are subject to excise and value-added taxes in many of the countries in which it operates. The imposition of new taxes or increases in taxes on its products may have a material adverse effect on Coca-Cola FEMSA’s business, financial condition, prospects and results of operations. In 2003, Mexico implemented a 20% excise tax on carbonated soft drinks produced with non-sugar sweetener. This tax was eliminated beginning in 2007. Certain countries in Central America, Argentina and Brazil impose taxes on carbonated soft drinks. See “Item 4—Information on the Company—Coca-Cola FEMSA—Taxation of Soft Drinks.” We cannot assure you that any governmental authority in any country where Coca-Cola FEMSA operates will not impose or increase taxes on its products in the future.

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

FEMSA Cerveza

Unfavorable economic conditions in Mexico, Brazil or the United States may adversely affect FEMSA Cerveza’s business.

Demand for the products of FEMSA Cerveza may be affected by economic conditions in Mexico, Brazil or the United States. In particular, demand in northern Mexico, where there are a large number of border towns, may be disproportionately affected by the performance of the United States’ economy. In addition, FEMSA Cerveza’s exports to the United States may be affected by reduced demand from the United States or from a reduction in prices by its competitors. Any depreciation of the Mexican peso may negatively affect its results of operations because a significant portion of its costs and expenses are denominated in, or determined by reference to, the U.S. dollar.

Uncertainty in commodity prices of raw materials used by FEMSA Cerveza may result in increased costs and adversely affect its results of operations.

FEMSA Cerveza purchases a number of commodities for the production of its products (principally aluminum, barley, malt and hops) from Mexican producers and in the international market. The prices of such commodities can fluctuate and are determined by global supply and demand and other factors, including changes in exchange rates, over which FEMSA Cerveza has no control. Market prices for aluminum increased by approximately 35% in 2006. Because aluminum prices are denominated in U.S. dollars, an appreciation of the U.S. dollar against the Mexican peso would increase the cost to FEMSA Cerveza as a percentage of net sales, as its sales are generally in Mexican pesos. There can be no assurance that FEMSA Cerveza will be able to recover increases in the cost of raw materials. See “Item 4. Information on the Company—FEMSA Cerveza—Raw Materials.” An increase in raw materials costs would adversely affect its results of operations.

FEMSA Cerveza’s sales in the United States depend on distribution arrangements with Heineken USA.

Heineken USA Inc., or Heineken USA, is the exclusive importer, marketer and distributor of FEMSA Cerveza’s beer brands in the United States under a three-year agreement that expires on December 31, 2007. In addition, in April 2007 FEMSA Cerveza and Heineken USA entered into a new ten-year agreement pursuant to which Heineken USA will continue to be the exclusive importer, marketer and distributor of FEMSA Cerveza’s beer brands in the United States. Accordingly, FEMSA Cerveza’s exports to the United States depend to a significant extent on Heineken USA’s performance under these agreements. See “Item 5. Operating and Financial Review and Prospectus—Recent Developments.” We cannot assure that Heineken USA will be able to maintain or increase sales of FEMSA Cerveza’s beer brands in the United States, nor that when the new agreement expires in December of 2017, FEMSA Cerveza will be able to renew the agreement or enter into a substitute arrangement on comparable terms.

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

FEMSA Cerveza’s sales in the Brazilian market depend on its ability to compete with local brewers.

FEMSA Cerveza faces competition in the Brazilian beer market from Companhia de Bebidas das Americas, or AmBev, Grupo Schincariol and Cervejarias Petropolis. FEMSA Cerveza’s ability to compete successfully in the Brazilian beer market will have a significant impact on its Brazilian sales. See “Item 4. Information on the Company—FEMSA Cerveza—The Brazilian Beer Market.”

Competition from imports in the Mexican beer market is increasing and may adversely affect FEMSA Cerveza’s business.

Imports represented 2.1% of the Mexican beer market in terms of sales volume in 2006. Under the North American Free Trade Agreement, or NAFTA, the tariffs applicable to beers imported from the United States and Canada were eliminated in January 2001. Increased import competition, however, could result from potential new entrants to the Mexican beer market or from a change in consumer preferences in Mexico and could lead to greater competition in general, which may adversely affect FEMSA Cerveza’s business, financial position and results of operations. See “Item 4. Information on the Company—FEMSA Cerveza—The Mexican Beer Market.”

Regulatory developments in our main markets could adversely affect FEMSA Cerveza’s business.

FEMSA Cerveza’s business is subject to a variety of different government regulations in our key markets of Mexico, Brazil and the United States, and thus may be affected by changes in law, regulation or regulatory policy. Particularly in Mexico, actions of federal and local authorities, specifically changes in governmental policy with respect to excise and value-added tax laws or cold beer regulation and governmental actions relating to the beer industry practice of “tied-customer arrangements,” which are agreements with retailers to sell and promote a beer producer’s products, may have a material adverse effect on FEMSA Cerveza’s business, financial position and results of operations.

Federal regulation of beer consumption in Mexico is primarily effected through a 25% excise tax, which starting January 2006 includes an alternative minimum Mexican peso amount of Ps. 3.00 per liter for non-returnable presentations and Ps. 1.74 per liter for returnable presentations, and a 15% value-added tax. Currently, we do not anticipate an increase in these taxes, but federal regulation relating to excise taxes may change in the future, resulting in an increase or decrease in the tax. Local regulations are primarily effected through the issuance of licenses authorizing retailers to sell alcoholic beverages. Other regulations affecting beer consumption in Mexico vary according to local jurisdictions and include limitations on the hours during which restaurants, bars and other retail outlets are allowed to sell beer. See “Item 4. Information on the Company—FEMSA Cerveza—The Mexican Beer Market.”

FEMSA Cerveza may not be able to improve performance in its newly acquired Brazilian operations.

In 2006, FEMSA Cerveza acquired through a series of transactions 99.83% of Brazilian brewer Cervejarias Kaiser Brasil S.A., or Kaiser. Prior to the acquisition, Kaiser’s profitability and market position had declined as a result of operational changes by the prior owner and increased competition in the Brazilian beer market. Kaiser’s operating margins are therefore lower than those of FEMSA Cerveza’s Mexican operations. FEMSA Cerveza is currently in the process of implementing a number of initiatives to seek to improve Kaiser’s performance, although FEMSA Cerveza has not previously conducted operations in the Brazilian beer market, where market conditions differ significantly from Mexico. FEMSA Cerveza’s initiatives may not be successful in improving Kaiser’s performance, which would adversely affect FEMSA Cerveza’s sales growth and operating margins.

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

The Mexican retail sector is highly competitive. FEMSA participates in the retail sector primarily through FEMSA Comercio. FEMSA Comercio’s Oxxo convenience stores face competition on a regional basis from 7-Eleven, Super Extra, Super City, AM/PM and Circle K stores, among others. In particular, the Super Extra chain is owned and managed by Grupo Modelo, our main competitor in the Mexican beer market, and since 2003 Super Extra has aggressively expanded the number of its stores. Oxxo convenience stores also face competition from numerous small chains of retailers across Mexico. In the future, Oxxo stores may face additional competition from other retailers that do not currently participate in the convenience store sector or from new market entrants. Increased competition may limit the number of new locations available to FEMSA Comercio and require FEMSA Comercio to modify its product offering or pricing. In addition, consumers may prefer alternative products or store formats offered by competitors. As a result, FEMSA Comercio’s results of operations and financial position may be adversely affected by competition in the future.

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

FEMSA Comercio increased the number of Oxxo stores at an average annual rate of 21.6% from 2002 to 2006. The growth in the number of Oxxo stores has driven growth in total revenue and operating income at FEMSA Comercio over the same period. As the overall number of stores increases, percentage growth in the number of Oxxo stores is likely to decrease. In addition, as convenience store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same store sales, average ticket and store traffic. As a result, FEMSA Comercio’s future results of operations and financial condition may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and operating income.

Risks Related to Our Principal Shareholders and Capital Structure

A majority of our voting shares are held by a voting trust, which effectively controls the management of our company, and whose interests may differ from those of other shareholders.

As of May 31, 2007, a voting trust, the participants of which are members of five families, owned 38.64% of our capital stock and 74.78% of our capital stock with full voting rights, consisting of the Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

Holders of Series D-B and D-L Shares have limited voting rights.

Holders of Series D-B and D-L Shares have limited voting rights and are only entitled to vote on specific matters, such as changes in the form of our corporate organization (other than a change from a sociedad anónima bursátil de capital variable to a sociedad anónima bursátil, and vice versa), dissolutions, liquidations a merger with a company with a distinct corporate purpose, cancellation of the registration of the Series D-B and D-L Shares and any other matters that expressly require approval from such holders under the new Mexican Securities Market Law, which we refer to as the Mexican Securities Law. As a result of these limited voting rights, Series D-B and D-L these holders will not be able to influence our business or operations. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

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

Under applicable Mexican law, if we issue new shares for cash as a part of a capital increase, other than in connection with a public offering of newly issued shares or treasury stock (which are exempted under the Mexican Securities Law), we are generally required to grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally allow holders of our shares or ADSs who are located in the United States to exercise any preemptive rights in any future capital increases unless (1) we file a registration statement with the SEC with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares in the form of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

We may decide not to file a registration statement with the SEC to allow holders of our shares or ADSs who are located in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, the sale by the ADS depositary of preemptive rights and the distribution of the proceeds from such sales to the holders of our shares in the form of ADSs is not possible. As a result, the equity interest of holders of our shares in the form of ADSs would be diluted proportionately. See “Item 10. Additional Information—Preemptive Rights.”

The protections afforded to minority shareholders in Mexico are different from those afforded to minority shareholders in the United States.

Under Mexican law, the protections afforded to minority shareholders are different from, and may be less than, those afforded to minority shareholders in the United States. Mexican laws do not provide a remedy to shareholders relating to violations of fiduciary duties, there is no procedure for class actions as such actions are conducted in the United States and there are different procedural requirements for bringing shareholder lawsuits against directors for the benefit of companies. Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors or our controlling shareholders than it would be for minority shareholders of a United States company.

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

We are a Mexican corporation, and our Mexican operations are our single most important geographic segment. For the year ended December 31, 2006, 78% of our consolidated total revenues were attributable to Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our company. We cannot assume that such conditions will not return or that such conditions will not have a material adverse effect on our results of operations and financial position.

Our business may be significantly affected by the general condition of the Mexican economy, or by the rate of inflation in Mexico, interest rates in Mexico and exchange rates for, or exchange controls affecting, the Mexican peso. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. Because a large percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result. In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate debt, which constituted 19.6% of our total debt as of December 31, 2006 (including the effect of interest rate swaps), and have an adverse effect on our financial position and results of operations.

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

The July 2006 Mexican elections resulted in a change in administration, as presidential reelection is not permitted in Mexico. Felipe Calderón of the incumbent PAN party was elected President by a narrow margin, and the election results were challenged by the losing Partido de la Revolución Democrática (the Democratic Revolution Party) or PRD. The results were verified and ratified by all relevant formalities and President Calderón took office on December 1, 2006. The PAN controls a large percentage of the seats in both Federal legislative bodies, but requires building alliances with other parties to pass new laws and structural reforms. Potential legislative gridlock may adversely affect economic conditions in Mexico, and consequently, our results of operations.

Developments in other Latin American countries in which we operate may adversely affect our business.

In addition to conducting operations in Mexico, our subsidiary Coca-Cola FEMSA conducts operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina and, beginning in 2006, our subsidiary FEMSA Cerveza also conducts operations in Brazil. These countries expose us to different or greater country risk than Mexico. For some of these countries, results of operations in recent years have been adversely affected by deteriorating macroeconomic and political conditions. In Venezuela, significant economic, legal and political instability, including currency devaluation, high unemployment, the introduction of exchange controls and social unrest have resulted in moderate disruptions in production and distribution, higher production costs and declining profitability for Coca-Cola FEMSA. In Brazil, presidential elections were held in 2006 and incumbent president Luiz Inacio Lula da Silva was reelected for a new four-year term. Although political and economic stability and country risk have improved significantly in Brazil, and currency has strengthened accordingly, we cannot assure you that these positive trends will continue in future periods.

Our future results may be significantly affected by the general economic and financial conditions in the countries where we operate, by the devaluation of the local currency, inflation or interest rates or by political developments or changes in law. Total revenues increased in Coca-Cola FEMSA’s non-Mexican territories at a higher rate relative to its Mexican territories in 2006 as compared to prior periods, resulting in a greater contribution to its results of operations from these territories, which also have a lower operating margin. Devaluation of the local currencies against the U.S. dollar may increase our operating costs in these countries, and depreciation against the Mexican peso may negatively affect the results of operations for these countries as reported in our Mexican Financial Reporting Standards financial statements. In addition, some of these countries may impose exchange controls that could impact our ability to purchase raw materials in foreign currencies and the ability of the subsidiaries in these countries to remit dividends abroad or make payments other than in local currencies, as is currently the case in Venezuela under regulations imposed in January 2003 that continue to apply. As a result of these potential risks, we may experience lower demand, lower real pricing or increases in costs, which may negatively impact our results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

The Company

Overview

We are a Mexican company headquartered in Monterrey, Mexico, and our origin dates back to 1890. Our company was incorporated on May 30, 1936 and has a duration of 99 years. Our legal name is Fomento Económico Mexicano, S.A.B. de C.V., and in commercial contexts we frequently refer to ourselves as FEMSA. On December 5, 2006, as required by the new Mexican Securities Law, we changed our name to reflect that we are a sociedad anónima bursátil de capital variable (a variable capital listed stock corporation), whereas previously companies’ names in Mexico, including ours, did not indicate whether the company was a listed company (sociedad anónima de capital variable). Our principal executive offices are located at General Anaya No. 601 Pte., Colonia Bella Vista, Monterrey, Nuevo León 64410, Mexico. Our telephone number at this location is (52-81) 8328-6000. Our website is www.femsa.com. We are organized as a sociedad anónima bursátil de capital variable under the laws of Mexico. Our agent in the U.S. is Donald Puglisi, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

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

In 1891, the first year of production, Cuauhtémoc produced 2,000 hectoliters of beer. Cuauhtémoc continued to expand through additions to existing plant capacity and through acquisitions of other Mexican breweries, and has continued to increase its production capacity, reaching approximately 33.696 million hectoliters in 2006.

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

In 1974, the Monterrey Group was split between two branches of the descendants of the founding families of Cuauhtémoc. The steel and other packaging operations formed the basis for the creation of Corporación Siderúrgica, S.A. (later Alfa, S.A.B. de C.V.), controlled by the Garza Sada family, and the beverage and banking operations were consolidated under the FEMSA corporate umbrella, controlled by the Garza Lagüera family. FEMSA’s shares were first listed on the Mexican Stock Exchange on September 19, 1978. Between 1977 and 1981, FEMSA diversified its operations through acquisitions in the soft drinks and mineral water industries, the establishment of the first convenience stores under the trade name Oxxo and other investments in the hotel, construction, auto parts, food and fishing industries, which were considered non-core businesses and were subsequently divested.

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

On January 13, 2006, FEMSA Cerveza acquired 68% of the equity of the Brazilian brewer Kaiser from the Molson Coors Brewing Company, or Molson Coors. FEMSA Cerveza paid US$ 68 million to Molson Coors to acquire 68% of Kaiser at closing. As part of the transaction to acquire Kaiser, FEMSA Cerveza received certain indemnity provisions from Molson Coors in respect of Kaiser’s existing financial debt of approximately US$ 60 million and other contingent liabilities and claims. Following this transaction, Molson Coors retained a 15% ownership stake in Kaiser, while Heineken N.V.’s previous ownership of 17% remained unchanged. In December 2006, Molson Coors completed its exit from Kaiser by exercising a put option for its 15% holding, pursuant to a right granted to it by FEMSA Cerveza at the time FEMSA Cerveza acquired Kaiser from Molson Coors in January 2006. On December 22, 2006, FEMSA Cerveza completed a capital increase of US$200 million in Kaiser, following the successful settlement of the contingent liabilities and claims in respect of Kaiser. Heineken N.V. elected not to participate in the increase, thereby diluting its 17% interest in Kaiser to 0.17%. As a result of these transactions, FEMSA Cerveza now holds a 99.83% participation in Kaiser.

On November 3, 2006, we acquired from certain subsidiaries of The Coca-Cola Company 148,000,000 Series D Shares of Coca-Cola FEMSA through our subsidiary CIBSA, representing 8.02% of the total outstanding stock of Coca-Cola FEMSA. We acquired these shares at a price of US$ 2.888 per share, or US$ 427.4 million in the aggregate, pursuant to a Memorandum of Understanding with The Coca-Cola Company. As of May 31, 2007, FEMSA indirectly owns 53.7% of the capital stock of Coca-Cola FEMSA (63.0% of its capital stock with full voting rights) and The Coca-Cola Company indirectly owns 31.6% of the capital stock of Coca-Cola FEMSA (37.0% of its capital stock with full voting rights). The remaining 14.7% of its capital consists of Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and on the New York Stock Exchange in the form of ADSs under the trading symbol KOF.

In December 2006, Coca-Cola FEMSA and The Coca-Cola Company agreed to acquire Jugos del Valle from its controlling shareholders through a 100% tender offer for an aggregate price of US$ 470 million, including the assumption of net existing debt of approximately US$ 90 million and subject to net capital and debt adjustments at closing. Upon closing of the transaction, Coca-Cola FEMSA and The Coca-Cola Company would jointly become the second largest juice producer in Mexico and the largest in Brazil, providing a platform for growth in the key non-carbonated beverages segment, which we would expect to outgrow all other beverage categories. If the acquisition closes, the remainder of the Coca-Cola bottler system in Mexico and Brazil would be invited to participate in the Jugos del Valle joint venture in their respective countries of operation under the same economic terms and conditions pursuant to which Coca-Cola FEMSA and The Coca-Cola Company entered into the transaction.

On June 25, 2007, the Comisión Federal de Competencia (CFC), or the Mexican Antitrust Commission, notified us of its decision to object to the acquisition of Jugos del Valle. We intend to consider our options with respect to the transaction, which may include seeking a reconsideration of the decision.

On March 7, 2007, Coca-Cola FEMSA issued Ps. 3,000 million in 5-year maturity bonds (certificados bursátiles), in part to finance the Jugos del Valle acquisition and in part to refinance certain bond maturities coming due in April 2007.

Ownership Structure

We conduct our business through our principal sub-holding companies as shown in the following diagram and table:

Principal Sub-holding Companies—Ownership Structure

As of May 31, 2007

(1)	Percentage of capital stock, equal to 63.0% of capital stock with full voting rights.

The following tables present an overview of our operations by reportable segment and by geographic region under Mexican Financial Reporting Standards:

Operations by Segment—Overview

Year Ended December 31, 2006(1)(2)

	Coca-Cola FEMSA			FEMSA Cerveza			FEMSA Comercio
	(in millions of constant Mexican pesos, except for employees and percentages)
Total revenues	Ps.	57,738	44.8%	Ps.	35,599	27.6%	Ps.	35,500	27.6%
Income from operations		9,456	54.4		5,915	34.0		1,604	9.2
Total assets		75,024	51.6		58,588	40.2		11,865	8.2
Employees		56,682	58.0%		23,201	23.7%		11,452	11.7%

Total Revenues Summary by Segment(1)

	Year Ended December 31,
	2006		2005		2004
	(in millions of constant Mexican pesos)
Coca-Cola FEMSA	Ps.	57,738	Ps.	53,997	Ps.	51,276
FEMSA Cerveza		35,599		28,690		26,848
FEMSA Comercio		35,500		29,898		24,556
Other		7,678		6,250		5,610
Consolidated total revenues	Ps.	126,427	Ps.	111,636	Ps.	102,316

Total Revenues Summary by Geographic Region(3)

	Year Ended December 31,
	2006		2005		2004
	(in millions of constant Mexican pesos)
Mexico	Ps.	95,795	Ps.	87,281	Ps.	79,634
Central America		4,145		3,636		3,736
Colombia		5,586		5,238		4,734
Venezuela		6,536		5,875		5,563
Brazil		11,340		6,650		5,865
Argentina		3,281		3,090		2,871
Consolidated total revenues	Ps.	126,427	Ps.	111,636	Ps.	102,316

(1)	The sum of the financial data for each of our segments and percentages with respect thereto differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.

(2)	Excludes our other business segment, which had total revenues of Ps. 7,678 million and income from operations of Ps. 415 million in 2006.

(3)	The sum of the financial data for each geographic region differs from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation.

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of May 31, 2007:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA	Mexico	100.0%
Coca-Cola FEMSA	Mexico	53.7	(1)
Propimex, S.A. de C.V.	Mexico	53.7
Corporación Interamericana de Bebidas, S.A. de C.V. (Panamco)	Mexico	53.7
Panamco México, S.A. de C.V.	Mexico	53.3
Industria Nacional de Gaseosas, S.A. (holding company of Colombian operations).	Colombia	52.5
Kristine Oversease, S.A. de C.V. (holding company of Brazilian operations)	Mexico	44.6
Emprex Cerveza, S.A. de C.V. (Emprex Cerveza)	Mexico	100.0
FEMSA Cerveza	Mexico	100.0
Cervecería Cuauhtémoc Moctezuma, S.A. de C.V.	Mexico	100.0
Cervezas Cuauhtémoc Moctezuma, S.A. de C.V.	Mexico	100.0
Emprex	Mexico	100.0
FEMSA Comercio	Mexico	100.0
Cadena Comercial Oxxo, S.A. de C.V.	Mexico	100.0
Oxxo Express, S.A. de C.V.	Mexico	100.0

(1)	Percentage of capital stock. FEMSA owns 63.0% of the capital stock with full voting rights.

Business Strategy

We are a beverage company. Our soft drink operation, Coca-Cola FEMSA, is the largest bottler of Coca-Cola products in Latin America and the second largest in the world, measured in terms of sales volumes in 2006, and our brewing operation, FEMSA Cerveza, is both a significant competitor in the Mexican and Brazilian beer markets as well as an exporter in key international markets including the United States. Coca-Cola FEMSA and FEMSA Cerveza are our core businesses, which together define our identity and represent the avenues for our future growth. Our beverage businesses are enhanced by Oxxo, the largest convenience store chain in Mexico measured in terms of number of stores at December 31, 2006 and a significant growth driver in its own right.

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

Coca-Cola FEMSA

Overview and Background

Coca-Cola FEMSA is the largest bottler of Coca-Cola trademark beverages in Latin America, and the second largest in the world, calculated in each case by sales volume in 2006. It operates in the following territories:

•	Mexico – a substantial portion of central Mexico (including Mexico City) and southeast Mexico (including the Gulf region).

•	Central America – Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

•	Colombia – most of the country.

•	Venezuela – nationwide.

•	Argentina – Buenos Aires and surrounding areas.

•	Brazil – the area of greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul and part of the state of Goiás.

Coca-Cola FEMSA was organized on October 30, 1991 as a sociedad anónima de capital variable (a variable capital stock corporation) under the laws of Mexico with a duration of 99 years. On December 5, 2006, in response to the Mexican Securities Law, it became a sociedad anónima bursátil de capital variable (a variable capital listed stock corporation). Its principal executive offices are located at Guillermo González Camarena No. 600, Col. Centro de Ciudad Santa Fé, Delegación Álvaro Obregón, México, D.F., 01210, México. Coca-Cola FEMSA’s telephone number at this location is (52-55) 5081-5100. Its website is www.coca-colafemsa.com.

The following is an overview of Coca-Cola FEMSA’s operations by geographic region in 2006:

Operations by Geographic Region—Overview

Year Ended December 31, 2006(1)

	Total Revenues		Percentage of Total Revenues	Income from Operations		Percentage of Income from Operations
Mexico	Ps.	30,360	52.6	Ps.	6,390	67.6
Central America		4,142	7.2		613	6.5
Colombia		5,507	9.5		727	7.7
Venezuela		6,532	11.3		169	1.8
Argentina		3,281	5.7		419	4.4
Brazil		7,916	13.7		1,138	12.0

(1)	Expressed in millions of Mexican pesos, except for percentages.

Corporate History

In 1979, one of our subsidiaries acquired certain soft drink bottlers that are now a part of Coca-Cola FEMSA. At that time, the acquired bottlers had 13 Mexican distribution centers operating 701 distribution routes, and their production capacity was 83 million physical cases. In 1991, we transferred our ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., the corporate predecessor to Coca-Cola FEMSA, S.A.B. de C.V.

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

In a series of transactions between 1994 and 1997, Coca-Cola FEMSA acquired the territory for its operations in Buenos Aires, Argentina from a subsidiary of The Coca-Cola Company. Coca-Cola FEMSA expanded its Argentine operations in February 1996 by acquiring territories for the contiguous San Isidro and Pilar areas.

Coca-Cola FEMSA expanded its Mexican operations in November 1997 by acquiring a territory in the state of Chiapas in southern Mexico, after which it covered the entire state of Chiapas.

In May 2003, it acquired Panamco and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and the gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. As a result of the acquisition, the interest of The Coca-Cola Company in the capital stock of Coca-Cola FEMSA increased from 30% to 39.6%.

During August 2004, Coca-Cola FEMSA conducted a rights offering to allow existing holders of its Series L Shares and ADSs to acquire newly-issued Series L Shares in the form of Series L Shares and ADSs, respectively. The purpose of the rights offering was to permit holders of Series L Shares, including in the form of ADSs, to subscribe on a proportionate basis at the same price per share at which FEMSA and The Coca-Cola Company subscribed in connection with the Panamco acquisition. The rights offering expired on September 1, 2004. On March 8, 2006, Coca-Cola FEMSA’s shareholders approved the non-cancellation of the 98,684,857 Series L Shares (equivalent to approximately 9.87 million ADSs) that were not subscribed for in the rights offering. These shares are available for issuance in connection with future transactions and on terms and conditions determined by Coca-Cola FEMSA’s board of directors at an issuance price of no less than US$ 2.216 per share or its equivalent in Mexican currency.

On November 3, 2006, we acquired, through a subsidiary, 148,000,000 of Coca-Cola FEMSA’s Series D Shares from certain subsidiaries of The Coca-Cola Company representing 9.4% of the total outstanding voting shares and 8.0% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. The acquisition of such additional shares took place pursuant to the Memorandum of Understanding between FEMSA and The Coca-Cola Company relating to the acquisition of Panamco by Coca-Cola FEMSA in 2003. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Coca-Cola Memorandum.” With this purchase, we increased our ownership to 53.7% of Coca-Cola FEMSA’s capital stock. Pursuant to Coca-Cola FEMSA’s bylaws, the acquired shares were converted from Series D Shares to Series A Shares.

On December 19, 2006, Coca-Cola FEMSA and The Coca-Cola Company announced an agreement with the controlling shareholders of Jugos del Valle to conduct a public tender offer in Mexico of up to 100% of the outstanding public shares of Jugos del Valle for approximately US$380 million in cash. The price assumes a total aggregate value of US$470 million and that Jugos del Valle has approximately US$90 million in net debt. The final price to be paid would be based on the actual level of debt, net working capital and other liabilities on the date the tender offer is launched. The tender offer would be launched once applicable regulatory approvals were obtained. Coca-Cola FEMSA anticipates that, if the transaction closes, other bottlers in Mexico and Brazil would be invited to participate subsequent to the completion of the acquisition on the same basic terms and conditions.

On June 25, 2007 the Comisión Federal de Competencia of Mexico (CFC), or the Mexican Antitrust Commission, notified us of its decision to object to the acquisition of Jugos del Valle. We intend to consider our options with respect to the transaction, which may include seeking a reconsideration of the decision.

Jugos del Valle is the second largest producer of packaged juices, nectars and fruit flavored beverages in Mexico, the largest producer in Brazil of such products, and it has a presence in other Latin American markets. Jugos del Valle generated approximately US$440 million in total revenues for the 12-month period ended September 30, 2006. If consummated, the transaction would greatly increase Coca-Cola FEMSA’s and The Coca-Cola Company’s presence in the non-carbonated beverage segment in Latin America. The transaction is subject to certain conditions, including applicable regulatory approvals, which were not granted upon initial review by the CFC.

As of March 31, 2007, we indirectly owned Series A Shares equal to 53.7% of Coca-Cola FEMSA’s capital stock (63.0% of Coca-Cola FEMSA’s capital stock with full voting rights), and The Coca-Cola Company indirectly owned Series D Shares equal to 31.6% of the capital stock of Coca-Cola FEMSA (37.0% of Coca-Cola FEMSA’s capital stock with full voting rights). Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 14.7% of Coca-Cola FEMSA’s capital stock.

Business Strategy

Coca-Cola FEMSA is the largest bottler of Coca-Cola trademark beverages in Latin America in terms of total sales volume in 2006, with operations in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Argentina and Brazil. While Coca-Cola FEMSA’s corporate headquarters are in Mexico City, it has established divisional headquarters in the following three regions:

•	Mexico with headquarters in Mexico City;

•	Latin Centro (covering territories in Guatemala, Nicaragua, Costa Rica, Panama, Colombia and Venezuela) with headquarters in San José, Costa Rica; and

•	Mercosur (covering territories in Argentina and Brazil) with headquarters in São Paulo, Brazil.

Coca-Cola FEMSA seeks to provide its shareholders with an attractive return on their investment by increasing its profitability. The key factors in achieving profitability are increasing its revenues by (1) implementing multi-segmentation strategies in its major markets to target distinct market clusters divided by competitive intensity and socioeconomic levels; (2) implementing well-planned product, packaging and pricing strategies through channel distribution; and (3) achieving operational efficiencies throughout Coca-Cola FEMSA. To achieve these goals Coca-Cola FEMSA continues its efforts in:

•

working with The Coca-Cola Company to develop a business model to continue exploring new lines of beverages, extend existing products, participate in new beverage segments and effectively advertise and market its products;

•	developing and expanding its non-carbonated beverage portfolio organically and through strategic acquisitions together with The Coca-Cola Company;

•	implementing packaging strategies designed to increase consumer demand for its products and to build a strong returnable base for the Coca-Cola brand selectively;

•	replicating its successful best practices throughout the whole value chain;

•	rationalizing and adapting its organizational and asset structure in order to be in a better position to respond to a changing competitive environment;

•	strengthening its selling capabilities and selectively implementing its pre-sale system, in order to get closer to its clients and help them satisfy the beverage needs of consumers;

•	evaluating its bottled water strategy, in conjunction with The Coca-Cola Company, to maximize its profitability across its market territories;

•	committing to building a strong collaborative team, from top to bottom; and

•	seeking to expand its geografical footprint.

Coca-Cola FEMSA seeks to increase per capita consumption of soft drinks in the territories in which it operates. To that end, its marketing teams continuously develop sales strategies tailored to the different characteristics of its various territories and channels. Coca-Cola FEMSA continues to develop its product portfolio to better meet market demand and maintain its overall profitability. To stimulate and respond to consumer demand, it continues to introduce new products and new presentations. See “—Product and Packaging Mix.” It also seeks to increase placement of refrigeration equipment, including promotional displays, through the strategic placement of such equipment in retail outlets in order to showcase and promote its products. In addition, because Coca-Cola FEMSA views its relationship with The Coca-Cola Company as integral to its business strategy, it uses market information systems and strategies developed with The Coca-Cola Company to improve its coordination with the worldwide marketing efforts of The Coca-Cola Company. See “—Marketing—Channel Marketing.”

Coca-Cola FEMSA seeks to rationalize its manufacturing and distribution capacity to improve the efficiency of its operations. In 2003 and 2004, as part of the integration process from its acquisition of Panamco, it closed several under-utilized manufacturing centers and shifted distribution activities to other existing facilities. Coca-Cola FEMSA closed additional distribution centers in 2005 and 2006. See “—Description of Property, Plant and Equipment.” In each of its facilities, Coca-Cola FEMSA seeks to increase productivity through infrastructure and process reengineering for improved asset utilization. Its capital expenditure program includes investments in production and distribution facilities, bottles, cases, coolers and information systems. Coca-Cola FEMSA believes that this program will allow it to maintain its capacity and flexibility to innovate and to respond to consumer demand for non-alcoholic beverages.

Finally, Coca-Cola FEMSA focuses on management quality as a key element of its growth strategies and remains committed to fostering the development of quality management at all levels. Both our company and The Coca-Cola Company provide Coca-Cola FEMSA with managerial experience. To build upon these skills, Coca-Cola FEMSA also offers management training programs designed to enhance its executives’ abilities, exchange experiences, know-how and talent among an increasing number of multinational executives from its new and existing territories.

Coca-Cola FEMSA’s Markets

The following map shows the locations of Coca-Cola FEMSA’s territories, giving estimates in each case of the population to which it offers products, the number of retailers of its carbonated soft drinks and the per capita consumption of its carbonated soft drinks:

Per capita consumption data for a territory is determined by dividing carbonated soft drink sales volume within the territory (in bottles, cans, and fountain containers) by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of Coca-Cola FEMSA’s products consumed annually per capita. In evaluating the development of local volume sales in its territories, Coca-Cola FEMSA and The Coca-Cola Company measure, among other factors, the per capita consumption of Coca-Cola FEMSA’s carbonated soft-drinks.

Coca-Cola FEMSA’s Products

Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages, proprietary brands and brands licensed from third parties. The Coca-Cola trademark beverages include colas, flavored soft drinks, water and beverages in other categories such as juice drinks and isotonics. The following table sets forth Coca-Cola FEMSA’s main brands as of March 31, 2007:

Colas:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Coca-Cola	✓	✓	✓	✓	✓	✓
Coca-Cola light	✓	✓	✓	✓	✓	✓

Flavored Soft Drinks:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Chinotto				✓
Crush			✓			✓
Fanta	✓	✓	✓		✓	✓
Fresca	✓
Frescolita		✓		✓
Hit				✓
Kuat					✓
Lift	✓	✓	✓
Mundet(1)	✓
Premio(2)			✓
Quatro			✓			✓
Simba					✓
Sprite	✓	✓	✓		✓	✓
Taí					✓	✓

Water:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Alpina(2)		✓
Ciel	✓
Crystal(2)					✓
Manantial			✓
Nevada				✓
Santa Clara(2)			✓

Other Categories:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Dasani(3)		✓	✓			✓
Hi-C(4)		✓				✓
Nestea	✓	✓		✓	✓
Powerade(5)	✓	✓	✓	✓
Sonfil(4)				✓

(1)	Brand licensed from FEMSA.

(2)	Proprietary brand.

(3)	Flavored no-calorie water. (In Argentina also as still water)

(4)	Juice based drink.

(5)	Isotonic.

Sales Overview

Coca-Cola FEMSA measures total sales volume in terms of unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to fountain syrup, powders and concentrate, refers to the volume of fountain syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. The following table illustrates Coca-Cola FEMSA’s historical sales volume for each of its territories.

	Sales Volume Year Ended December 31,
	2006	2005	2004
	(millions of unit cases)
Mexico	1,070.7	1,025.0	989.9
Central America	120.3	109.4	110.6
Colombia	190.9	179.7	167.1
Venezuela	182.6	172.5	172.7
Argentina	164.9	150.1	144.3
Brazil	268.7	252.5	227.5

Combined Volume	1,998.1	1,889.2	1,812.1

Product and Packaging Mix

Coca-Cola FEMSA’s most important brand is Coca-Cola and its line extensions, Coca-Cola light, Coca-Cola light caffeine free and Coca-Cola light with lime, which together accounted for 62.5% of total sales volume in 2006. Ciel (including jug presentations), Fanta, Sprite, Lift and Fresca, Coca-Cola FEMSA’s next largest brands in consecutive order, accounted for 10.5%, 6.1%, 3.0%, 1.9% and 1.7%, respectively, of total sales volume in 2006. Coca-Cola FEMSA uses the term line extensions to refer to the different flavors in which it offers its brands. Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles made of polyethylene terephtalate, which it refers to as PET.

Coca-Cola FEMSA uses the term presentation to refer to the packaging unit in which it sells its products. Presentation sizes for our Coca-Cola trademark beverages range from a 4-ounce personal size to a 20-liter multiple serving size. Coca-Cola FEMSA considers a multiple serving size as equal to or larger than 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. Coca-Cola FEMSA offers both returnable and non-returnable presentations, which allows it to offer different combinations of convenience and price to implement revenue management strategies and to target specific distribution channels and population segments in its territories. In addition, it sells some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which it refers to as fountain. Coca-Cola FEMSA also sells bottled water products in jug sizes, which refers to sizes larger than 17 liters, that have a much lower price per unit than its other beverage products.

In addition to Coca-Cola trademark beverages, Coca-Cola FEMSA produces, markets and distributes certain other proprietary brands and beverages licensed from third parties other than The Coca-Cola Company in a variety of presentations.

Coca-Cola FEMSA’s core brands are principally the Coca-Cola trademark beverages. It sells certain of these brands or their line extensions at a premium in some of our territories, in which it refers to them as premium brands. Coca-Cola FEMSA also sells certain other brands at a lower price per ounce, which it refers to as value protection brands.

The characteristics of Coca-Cola FEMSA’s territories are very diverse. Central Mexico and Coca-Cola FEMSA’s territories in Argentina are densely populated and have a large number of competing carbonated soft drink brands as compared to the rest of our territories. Brazil is densely populated but has lower per capita consumption of carbonated soft drink products as compared to Mexico. Portions of Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of soft drink products. In Venezuela, per capita consumption of Coca-Cola FEMSA’s products has improved in spite of operating disruptions faced in 2006.

The following discussion analyzes Coca-Cola FEMSA’s product and packaging mix by segment. The volume data presented is for the years 2006, 2005 and 2004.

Mexico. Coca-Cola FEMSA’s product portfolio consists of Coca-Cola trademark beverages, and since 2001 has included the Mundet trademark beverages. In 2007, as part of its efforts to revitalize the Coca-Cola brand Coca-Cola FEMSA launched Coca-Cola Zero, a line extension of the Coca-Cola brand. Carbonated soft drink per capita consumption of Coca-Cola FEMSA’s products in its Mexican territories in 2006 was 410 eight-ounce servings.

The following table highlights historical sales volume and mix in Mexico for its products:

	Year Ended December 31,
	2006	2005	2004
	(millions of unit cases)
Product Sales Volume
Total	1,070.7	1,025.0	989.9
% Growth	4.5%	3.5%	(1.2)%

	(in percentages)
Unit Case Volume Mix by Category
Total Carbonated Soft Drinks	79.6%	79.6%	80.4%
Water(1)	19.5	19.7	19.1
Other Categories	0.9	0.7	0.5

Total	100.0%	100.0%	100.0%

	(in percentages)
Product Mix by Presentation
Returnable	26.0%	26.6%	28.4%
Non-returnable and fountain	59.2	58.4	57.2
Jug	14.8	15.0	14.4

Total	100.0%	100.0%	100.0%

(1)	Includes jug volume.

Coca-Cola FEMSA’s most popular soft drink presentations were the 2.5-liter returnable plastic bottle, the 0.6-liter non-returnable plastic bottle and the 2.5-liter non-returnable plastic bottle, which together accounted for 55% of total carbonated soft drink sales volume in Mexico in 2006. Since 2004, Coca-Cola FEMSA has introduced a number of new presentations in Mexico. These include 2.5-liter returnable plastic bottles, 1.25-liter returnable glass bottles, 1.5-liter non-returnable plastic bottles, 8, 10.5 and 16-ounce cans, 0.45-liter non-returnable plastic bottles, 0.71-liter non-returnable plastic bottles and 4-ounce non-returnable glass bottles. During 2006, Coca-Cola FEMSA complemented its portfolio in the returnable presentations with the roll-out of a 1.25-liter returnable glass presentation at an affordable price. This presentation accounted for over 30% of its incremental volume in the year. Multiple serving presentations are an important component of its product mix. In 2006, multiple serving presentations represented 63.4% of total carbonated soft drink sales volume in Mexico, representing 6.8% growth as compared to 2005. Coca-Cola FEMSA’s commercial strategies seek to foster consumption in single serving presentations while maintaining multiple serving volumes.

In the past, the packaging trend in the soft drink industry in Mexico had moved toward non-returnable presentations. However, in 2004, due to the entrance of low price brands in multiple serving size presentations, Coca-Cola FEMSA refocused its packaging mix strategy to reinforce its sales of multiple serving size returnable packages. As a result, carbonated soft drink non-returnable presentations remained almost flat as a percentage of total sales volume in Mexico in 2004. In 2006, Coca-Cola FEMSA’s carbonated soft drink non-returnable presentations slightly increased as a percentage of its total sales volume from 68.7% in 2005 to 69.5% in 2006. Returnable plastic and glass presentations offer consumers a more affordable, although less convenient, product. Coca-Cola FEMSA believes returnable packages present an opportunity to attract new customers and maintain customer loyalty, because they make Coca-Cola trademark beverages more attractive to price-sensitive consumers. The price of a 2.5-liter returnable package is normally more than 14% lower than a non-returnable package of the same size. These returnable products are mainly sold to small store retailers, which represent the largest distribution channel in the Mexican market, and benefit from returnable bottles’ lower price per ounce, which allows them to compete with larger supermarkets. Coca-Cola FEMSA believes that its continued commitment to returnable bottle availability will allow it to compete with low-price entrants to the Mexican soft drink market.

Total sales volume reached 1,070.7 million unit cases in 2006, an increase of 4.5% compared to 1,025.0 million unit cases in 2005. Carbonated soft drink sales volume grew 4.4%, accounting for almost 80% of the total incremental volumes during the year. Carbonated soft drink volume growth was mainly driven by strong growth of the Coca-Cola brand.

Central America. Coca-Cola FEMSA’s product sales in Central America consist predominantly of Coca-Cola trademark beverages. In 2006, the per capita consumption of carbonated Coca-Cola soft drink products in Central America was 151 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Central America:

	Year Ended December 31,
	2006	2005	2004
	(millions of unit cases)
Product Sales Volume
Total	120.3	109.4	110.6
% Growth	10.0%	(1.1)%	3.1%

	(in percentages)
Unit Case Volume Mix by Category
Total Carbonated Soft Drinks	90.9%	93.6%	94.3%
Water	4.4	4.3	4.1
Other Categories	4.7	2.1	1.6

Total	100.0%	100.0%	100.0%

	(in percentages)
Product Mix by Presentation
Returnable	34.9%	41.9%	48.3%
Non-returnable and fountain	65.1	58.1	51.7
Jug	—	—	—

Total	100.0%	100.0%	100.0%

In Central America, Coca-Cola FEMSA sells the majority of its sales volume through small retailers. In 2006, multiple serving presentations represented 50.6% of total carbonated soft drink sales volume in Central America, compared with 48.8% in 2005. Beginning in 2004, Coca-Cola FEMSA faced greater competition as a result of the entrance of low price brands in the Central American region. As a result, Coca-Cola FEMSA reinforced its packaging portfolio offering for the Coca-Cola brand with the introduction of 1.5-liter and 2.5-liter non-returnable plastic bottles and a more affordable 2.5-liter returnable plastic bottle. In 2006, looking for a higher participation in the growing non-carbonated beverage segment, Coca-Cola FEMSA complemented its product portfolio with the inclusion of Hi-C, a juice based product.

Total sales volume was 120.3 million unit cases in 2006, increasing 10.0% compared to 109.4 million in 2005. Carbonated soft drink volumes in the year accounted for 60% of Coca-Cola FEMSA’s total incremental volume and non-carbonated beverages were the majority of the balance.

Colombia. Coca-Cola FEMSA’s product portfolio in Colombia consists of Coca-Cola trademark beverages, certain products sold under proprietary trademarks and other brands, which Coca-Cola FEMSA licenses from third parties. In 2006, the per capita consumption of carbonated Coca-Cola soft drink products in Colombia was 87 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Colombia:

	Year Ended December 31,
	2006	2005	2004
	(millions of unit cases)
Product Sales Volume
Total	190.9	179.7	167.1
% Growth	6.2%	7.5%	(2.7)%

	(in percentages)
Unit Case Volume Mix by Category
Total Carbonated Soft Drinks	87.9%	87.9%	86.4%
Water(1)	10.9	11.7	13.2
Other Categories	1.2	0.4	0.4

Total	100.0%	100.0%	100.0%

	(in percentages)
Product Mix by Presentation
Returnable	43.2%	46.2%	50.7%
Non-returnable and fountain	51.3	47.8	42.9
Jug	5.5	6.0	6.4

Total	100.0%	100.0%	100.0%

(1)	Includes jug volume.

The Colombian market is characterized by lower per capita consumption and relatively lower levels of non-returnable presentations compared with the rest of Coca-Cola FEMSA’s territories. In 2006, multiple serving presentations represented 52.3% of total carbonated soft drink sales volume in Colombia. At the beginning of 2005, Coca-Cola FEMSA launched Crush Multiflavors to enhance its competitive position, foster demand for flavored carbonated soft drink brands and leverage its extended distribution and improved execution capabilities countrywide. In 2006, Coca-Cola FEMSA launched Dasani, a no-calorie flavored water to complement its product portfolio.

Total sales volume was 190.9 million unit cases in 2006, an increase of 6.2% compared to 179.7 million in 2005, driven by carbonated soft drinks volume growth, which accounted for almost 90% of total incremental volumes.

Venezuela. Coca-Cola FEMSA’s product portfolio in Venezuela consists predominantly of Coca-Cola trademark beverages. In 2006, the per capita consumption of carbonated Coca-Cola soft drink products in Venezuela was 147 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,
	2006	2005	2004
	(millions of unit cases)
Product Sales Volume
Total	182.6	172.5	172.7

% Growth	5.9%	(0.1)%	13.9%

	(in percentages)
Unit Case Volume Mix by Category
Total Carbonated Soft Drinks	87.7%	86.6%	86.3%
Water(1)	7.5	8.7	8.2
Other Categories	4.8	4.7	5.5

Total	100.0%	100.0%	100.0%

	(in percentages)
Product Mix by Presentation
Returnable	17.5%	24.7%	30.1%
Non-returnable and fountain	81.2	72.2	66.4
Jug	1.3	3.1	3.5

Total	100.0%	100.0%	100.0%

(1)	Includes jug volume.

During 2006, Coca-Cola FEMSA continued facing periodic operating difficulties that prevented it from producing and distributing enough supply. Coca-Cola FEMSA implemented a product portfolio rationalization strategy in the second half of the year, which enabled it to increase its total sales volume for the year by 5.9%.

In 2006, multiple serving presentations represented 69.1% of total carbonated soft drink sales volume in Venezuela. Total sales volume was 182.6 million unit cases in 2006, an increase of 5.9% compared to 172.5 million in 2005, driven by volume growth in the carbonated soft drink segment. In 2006, Coca-Cola FEMSA focused on fostering volume growth of its core flavored carbonated soft drinks, posting a 13% growth for the year in this category. These incremental volumes, combined with volume growth of the Coca-Cola brand, more than offset volume decline of the value protection brands.

Argentina. Coca-Cola FEMSA’s product portfolio in Argentina consists exclusively of Coca-Cola trademark beverages. In 2006, the per capita consumption of carbonated Coca-Cola soft drink products was 351 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Argentina:

	Year Ended December 31,
	2006	2005	2004
	(millions of unit cases)
Product Sales Volume
Total	164.9	150.1	144.3

% Growth	9.8%	4.0%	14.0%

	(in percentages)
Unit Case Volume Mix by Category
Total Carbonated Soft Drinks	96.6%	97.3%	98.6%
Water	1.2	1.4	0.8
Other Categories	2.2	1.3	0.6

Total	100.0%	100.0%	100.0%

	(in percentages)
Product Mix by Presentation
Returnable	24.7%	25.9%	26.9%
Non-returnable and fountain	75.3	74.1	73.1
Jug	—	—	—

Total	100.0%	100.0%	100.0%

During 2006, Coca-Cola FEMSA’s packaging mix continues shifting towards non-returnable presentations. Returnable packaging accounted for 24.7% of total sales volume in Argentina in 2006 as compared to 25.9% in 2005. In 2006, Coca-Cola FEMSA introduced Dasani, a no-calorie flavored water to complement its non-carbonated beverage portfolio.

Total sales volume reached 164.9 million unit cases in 2006, an increase of 9.8% compared with 150.1 million in 2005. In 2006, core and premium brands incremental volumes more than offset volume decline of the value protection brands. In Argentina, premium brands consist of diet carbonated soft drinks and Schweppes. The majority of the volume growth came from Coca-Cola FEMSA’s non-returnable presentations, which represented over 65% of the sales volume increase. In 2006, multiple serving presentations for the carbonated soft drinks remained almost flat at 83.7% as compared to 83.4% in 2005.

Brazil. Coca-Cola FEMSA’s product portfolio in Brazil consists mainly of Coca-Cola trademark beverages and certain products sold under proprietary trademarks and the Kaiser beer brand, which it sells and distributes on behalf of FEMSA. In 2006, the per capita consumption of carbonated Coca-Cola soft drink products in Brazil was 196 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Brazil:

	Year Ended December 31,
	2006	2005	2004
	(millions of unit cases)
Product Sales Volume
Total	268.7	252.5	227.5

% Growth	6.4%	11.0%	4.8%

	(in percentages)
Unit Case Volume Mix by Category
Total Carbonated Soft Drinks	91.7%	92.3%	93.4%
Water	7.3	6.9	5.8
Other Categories	1.0	0.8	0.8

Total	100.0%	100.0%	100.0%

	(in percentages)
Product Mix by Presentation
Returnable	10.5%	8.7%	5.3%
Non-returnable and fountain	89.5	91.3	94.7
Jug	—	—	—

Total	100.0%	100.0%	100.0%

During 2006, consistent with its strategy of strengthening its returnable base, Coca-Cola FEMSA introduced Fanta in a 1.0-liter returnable glass bottle, which together with the rest of the returnable portfolio accounted for almost 40% of its incremental carbonated soft drinks volumes during the year.

Total sales volume was 268.7 million unit cases in 2006, an increase of 6.4% compared to 252.5 million in 2005. This increase included 5.7% carbonated soft drink volume growth during the year. Volume increase was a result of volume growth across all our beverage categories, including strong volume growth from the Coca-Cola brand in both returnable and non-returnable presentations, and incremental volumes from our water brand Crystal due to increased focus on both brands. In 2006, Coca-Cola FEMSA introduced Minute Maid Mais, a juice based product to complement our product portfolio.

Coca-Cola FEMSA sells and distributes the Kaiser brands of beer in its territories in Brazil. In January 2006, FEMSA Cerveza acquired an indirect controlling stake in Cervejarias Kaiser Brasil S.A. or Cervejarias Kaiser. Coca-Cola FEMSA has subsequently agreed to continue to distribute the Kaiser beer portfolio and to assume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004.

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

Marketing

Coca-Cola FEMSA, in conjunction with The Coca-Cola Company, has developed a sophisticated marketing strategy to promote the sale and consumption of its products. It relies extensively on advertising, sales promotions and non-price related retailer incentive programs designed by local affiliates of The Coca-Cola Company to target the particular preferences of its soft drink consumers. Coca-Cola FEMSA’s marketing expenses in 2006, net of contributions by The Coca-Cola Company, were Ps. 2,140 million. The Coca-Cola Company contributed an additional Ps. 1,164 million in 2006. Through the use of advanced information technology, Coca-Cola FEMSA has collected customer and consumer information that allows it to tailor its marketing strategies to the types of customers located in each of its territories and to meet the specific needs of the various market segments it serves.

Retailer Incentive Programs. Incentive programs include providing retailers with commercial coolers for the display and cooling of soft drink products and for point-of-sale display materials. Coca-Cola FEMSA seeks, in particular, to increase the number of distribution coolers among retailers to increase the visibility and consumption of its products and to ensure that they are sold at the proper temperature. Sales promotions include sponsorship of community activities, sporting, cultural and social events, and consumer sales promotions such as contests, sweepstakes and product giveaways.

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

Multi-segmentation. Coca-Cola FEMSA has been implementing a multi-segmentation strategy in the majority of its markets. This strategy consists on the implementation of different product/price/package portfolios by market cluster or group. These clusters are defined based on competitive intensity and socio-economic levels, rather than solely on the types of distribution channels. Coca-Cola FEMSA has developed a market intelligence system that it refers to as the right-execution-daily system (RED), which has allowed it to implement this strategy. This system provides the data required to target specific consumer segments and channels and allows it to collect and analyze the data required to tailor its product, package, price and distribution strategies to fit different consumer needs.

Product Distribution

The following table provides an overview of Coca-Cola FEMSA’s product distribution centers and the retailers to which it sells its products:

Product Distribution Summary

as of December 31, 2006

	Mexico	Central America	Colombia	Venezuela	Argentina	Brazil
Distribution Centers	92	28	37	32	5	12
Retailers (in thousands)(1)	624.1	115.7	381.1	224.2	79.1	122.3

(1)	Estimated.

Coca-Cola FEMSA uses two main sales methods depending on market and geographic conditions: (1) the traditional or conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck and (2) the pre-sale system, which separates the sales and delivery functions and allows sales personnel to sell products prior to delivery and trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing distribution efficiency. As part of the pre-sale system, sales personnel also provide merchandising services during retailer visits, which Coca-Cola FEMSA believes enhance the presentation of its products at the point of sale. In certain areas, it also makes sales through third party wholesalers of its products. The vast majority of Coca-Cola FEMSA’s sales are on a cash basis.

Coca-Cola FEMSA continually evaluates its distribution model in order to fit with the local dynamics of the market place. It is currently analyzing the way we go to market, recognizing different service needs from its customers, while looking for a more efficient distribution model. As part of this strategy, it is rolling out a variety of new distribution models throughout its territories looking for improvements in its distribution network.

Coca-Cola FEMSA believes that service visits to retailers and frequency of deliveries are essential elements in an effective selling and distribution system for its products. Accordingly, Coca-Cola FEMSA has continued to expand its pre-sale system throughout its operations in a selective way.

Coca-Cola FEMSA’s distribution centers range from large warehousing facilities and re-loading centers to small deposit centers. In addition to its fleet of trucks, it distributes its products in certain locations through a fleet of electric carts and hand-trucks in order to comply with local environmental and traffic regulations. Coca-Cola FEMSA generally retains third parties to transport its finished products from the bottler plants to the distribution centers.

Mexico. Coca-Cola FEMSA contracts with one of our subsidiaries for the transportation of finished products to its distribution centers from its Mexican production facilities. From the distribution centers, Coca-Cola FEMSA then distributes its finished products to retailers through its own fleet of trucks. During 2006, Coca-Cola FEMSA closed 14 out of 106 distribution centers in its Mexican operations.

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

Central America. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. At the end of 2006, it operated 28 distribution centers in its Central American territories. As in most of its territories, in Central American operations, an important part of Coca-Cola FEMSA’s total sales volume is through small retailers, and it has low supermarket penetration.

Colombia. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. During 2006, Coca-Cola FEMSA closed five distribution facilities in Colombia. This territory also has low supermarket penetration, which means an important part of our total sales volume is through small retailers.

Venezuela. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. Its Venezuelan operations distribute a significant part of total sales through small retailers and supermarkets, which in most of its operations have a less significant presence.

Argentina. As of December 31, 2006, Coca-Cola FEMSA operated 5 distribution centers in Argentina. It distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors.

In 2006, Coca-Cola FEMSA sold the majority of its products in the take-home segment, which consists of sales to consumers who take the beverages home or elsewhere for consumption. The percentage of total sales volume through supermarkets remained stable at 14.6% in 2006 from 14.3% in 2005.

Brazil. In Brazil, the delivery of Coca-Cola FEMSA’s finished products to customers is by a third party. At the end of 2006, it operated 12 distribution facilities in its Brazilian territories. In contrast with the rest of its territories, which have low supermarket penetration, in Brazil Coca-Cola FEMSA sold more than 20% of its total sales volume through supermarkets in 2006. In addition, in designated zones, third-party distributors purchase its products at a discount from the wholesale price and resell the products to retailers.

Competition

Although Coca-Cola FEMSA believes that its products enjoy wider recognition and greater consumer loyalty than those of its principal competitors, the soft drink segments in the territories in which it operates are highly competitive. Its principal competitors are local bottlers of Pepsi and other bottlers and distributors of national and regional soft drink brands. It faces increased competition in many of its territories from producers of low price beverages, commonly referred to as “B brands.” A number of its competitors in Central America, Argentina and Brazil offer both soft drinks and beer, which may enable them to achieve distribution efficiencies.

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

Mexico. Coca-Cola FEMSA’s principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with its own. In central Mexico it competes with a subsidiary of PBG, the largest bottler of Pepsi products globally, and Grupo Embotelladores Unidos, S.A.B. de C.V., the Pepsi bottler in central and southeast Mexico. In addition, Coca-Cola FEMSA competes with Cadbury Schweppes and with other national and regional brands in its Mexican territories. It continues to face competition from low price producers offering multiple serving size presentations in the soft drink industry.

Central America. In the countries that comprise its Central America segment, Coca-Cola FEMSA’s main competitors are Pepsi bottlers. In Guatemala and Nicaragua, it competes against a joint venture between AmBev and The Central American Bottler Corporation. In Costa Rica, its principal competitor is Embotelladora Centroamericana, S.A., and in Panama, its main competitor is Refrescos Nacionales, S.A. During 2006, Coca-Cola FEMSA continued to face competition from low price producers offering multiple serving size presentations in some Central American countries.

Colombia. Coca-Cola FEMSA’s principal competitor in Colombia is Postobón S.A., which we refer to as Postobón, a well-established local bottler that sells flavored soft drinks, some of which have a wide consumption preference, such as cream soda, which is the second most popular category in the Colombian soft drink industry in terms of total sales volume, and that also sells Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia. During 2007, Coca-Cola FEMSA expects to face an increase in competition from low price producers offering multiple serving size presentations.

Venezuela. In Venezuela, Coca-Cola FEMSA’s main competitor is Pepsi-Cola Venezuela, C.A., a joint venture formed between PepsiCo. and Empresas Polar, S.A., the leading beer distributor in the country. It also competes with the producers of Kola Real in part of the country.

Argentina. In Argentina, Coca-Cola FEMSA’s main competitor is BAESA, a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition, it competes with a number of competitors offering generic, low priced soft drinks as well as many other generic products and private label proprietary supermarket brands.

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

Taxation of Soft Drinks

All of the countries in which Coca-Cola FEMSA operates, except for Panama, impose a value-added tax on the sale of soft drinks, with a rate of 15% in Mexico, 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 16% in Colombia, 14% in Venezuela, 18% (São Paulo) and 17% (Mato Grosso do Sul) in Brazil and 21% in Argentina. In addition, several of the countries in which Coca-Cola FEMSA operates impose the following excise or other taxes:

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.26 as of December 31, 2006) per liter of soft drink.

•

Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, a 5% excise tax on local brands, a 10% tax on foreign brands and a 14% tax on mixers.

•	Nicaragua imposes a 9% tax on consumption.

•	Panama imposes a 5% tax based on the cost of goods produced.

•

Argentina imposes an excise tax on colas and on flavored soft drinks containing less than 5% lemon juice or less than 10% fruit juice of 8.7%, and an excise tax on flavored soft drinks with 10% or more fruit juice and on mineral water of 4.2%.

•	Brazil imposes an average production tax of 16.5% and an average sales tax of 4.6% in the territories where Coca-Cola FEMSA operates.

Price Controls

At present, there are no price controls on Coca-Cola FEMSA’s products in any of its segments. In Mexico, prior to 1992, prices of carbonated soft drinks were regulated by the Mexican government. From 1992 to 1995, the industry was subject to voluntary price restraints. In response to the devaluation of the Mexican peso relative to the U.S. dollar in 1994 and 1995, however, the Mexican government adopted an economic recovery plan to control inflationary pressures in 1995. As part of this plan, the Mexican government encouraged the Asociación Nacional de Productores de Refrescos y Aguas Carbonatadas, A.C. (the National Association of Bottlers) to engage in voluntary consultations with the Mexican government with respect to price increases for returnable presentations. These voluntary consultations were terminated in 1996. Formal price controls have been imposed historically in several of the countries in which Coca-Cola FEMSA operates, including in Colombia, Brazil and Venezuela, and could be imposed in the future. The imposition of price controls in the future may limit Coca-Cola FEMSA’s ability to set prices and adversely affect its results of operations.

Raw Materials

Pursuant to the bottler agreements with The Coca-Cola Company, Coca-Cola FEMSA is required to purchase concentrate, including aspartame, an artificial sweetener used in diet sodas, for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company. The price of concentrate for all Coca-Cola trademark beverages is a percentage of the average price Coca-Cola FEMSA charges to its retailers in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company. In most cases, concentrate is purchased in the local currency of the territory.

In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for carbonated soft drinks over a three year period in Mexico beginning in 2007, and in Brazil in 2006. As part of the new cooperation framework that Coca-Cola FEMSA arrived at with The Coca-Cola Company at the end of 2006, The Coca-Cola Company will provide a relevant portion of the funds derived from the incidence increase to marketing support of the carbonated and non-carbonated soft drinks portfolio.

In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, resin and ingots to make plastic bottles, finished plastic and glass bottles, cans, closures and fountain containers, as well as other packaging materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for the soft drink. Coca-Cola FEMSA’s bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for packaging materials and high fructose corn syrup historically are determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin, plastic ingots to make plastic bottles and finished plastic bottles, which it obtains from international and local producers. The prices of these materials are tied to crude oil prices and global resin supply, and in previous years it has experienced volatility in the prices it pays for these materials. In Mexico, its average price for resin started to decline in the second half of 2006, and Coca-Cola FEMSA currently expects prices to remain stable for 2007.

Under Coca-Cola FEMSA’s agreements with The Coca-Cola Company, it may use raw or refined sugar or high fructose corn syrup as sweeteners in its products. Sugar prices in all of the countries in which it operates, other than Brazil, are subject to local regulations and other barriers to market entry that cause it to pay in excess of international market prices for sugar in certain countries. Coca-Cola FEMSA has experienced sugar price volatility in these territories as a result of changes in local conditions, regulations and the stronger correlation to oil prices recently due to the use of sugar in alternative fuels.

None of the materials or supplies that Coca-Cola FEMSA uses is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls or national emergency situations.

Mexico. Coca-Cola FEMSA purchases its returnable plastic bottles from Continental PET Technologies de México, S.A. de C.V, a subsidiary of Continental Can, Inc., which has been the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico. Coca-Cola FEMSA also primarily purchases resin from Arteva Specialties, S. de R.L. de C.V. and Industrias Voridian, S.A. de C.V., which ALPLA Fábrica de Plásticos, S.A. de C.V., known as ALPLA, manufactures into non-returnable plastic bottles for it.

Coca-Cola FEMSA primarily purchases sugar from Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers. These purchases are regularly made under one-year agreements between PROMESA and each bottler subsidiary for the sale of sugar at a price that is determined monthly based on the cost of sugar to PROMESA. Coca-Cola FEMSA also purchases sugar from Beta San Miguel, S.A. de C.V., a sugar cane producer in which it holds a 2.54% equity interest.

In December 2001, the Mexican government expropriated the majority of the sugar mills in Mexico. To manage this industry, the Mexican government entered into a trust agreement with Nacional Financiera, S.N.C., which it refers to as Nafin, a Mexican government-owned development bank, pursuant to which Nafin acts as trustee. In addition, the Mexican government imposed a 20% excise tax, effective January 1, 2002, on carbonated soft drinks sweetened with high fructose corn syrup. As a result, Coca-Cola FEMSA converted its Mexican bottler facilities to sugar cane-based production in early 2002. On January 1, 2003, the Mexican government broadened the reach of this tax by imposing a 20% excise tax on carbonated soft drinks produced with non-sugar sweetener. The effect of these excise taxes was to limit Coca-Cola FEMSA’s ability to substitute other sweeteners for sugar. Coca-Cola FEMSA initiated proceedings in Mexican federal court against this excise tax that allowed it to cease paying the tax in 2005 and 2006. It also resumed the use of high fructose corn syrup as a sweetener. At the end of 2006, effective beginning in 2007, the Mexican government removed this excise tax and the government recently agreed to return the expropriated mills to their former owners. This process has begun and the majority of mills have been returned to these owners.

Imported sugar is also presently subject to import duties, the amount of which is set by the Mexican government. As a result, sugar prices in Mexico are in excess of international market prices for sugar. In 2005, sugar prices remained stable after significant increases in 2004, however, in 2006 prices increased again. Coca-Cola FEMSA expects volatility in sugar prices in Mexico in 2007 due to local regulations and other market barriers to entry.

Central America. The majority of Coca-Cola FEMSA’s raw materials such as glass and plastic bottles and cans are purchased from several local suppliers. Sugar is available from one supplier in each country. Local sugar prices in certain Central American countries are significantly higher than international market prices and Coca-Cola FEMSA’s ability to import sugar or high fructose corn syrup is limited.

Colombia. Coca-Cola FEMSA uses sugar as a sweetener in its products, which it buys from several domestic sources. It purchases pre-formed ingots from Amcor and Tapón Corona de Colombia S.A. It purchases all its glass bottles and cans from suppliers, in which its competitor Postobón owns a 40% equity interest. While other suppliers exist for glass bottles, cans are available only from this one source.

Venezuela. Coca-Cola FEMSA uses sugar as a sweetener in its products, which it purchases primarily from the local market. Since 2003, it has experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permissions to import. However, it was able to meet its sugar requirements through imports. Coca-Cola FEMSA buys glass bottles from one supplier, Productos de Vidrio, S.A., a local supplier, but there are other alternative suppliers authorized by The Coca-Cola Company. Coca-Cola FEMSA has several supplier options for plastic non-returnable bottles but it acquires most of its requirements from ALPLA de Venezuela, S.A.

Argentina. In Argentina, Coca-Cola FEMSA uses high fructose corn syrup from several different local suppliers as a sweetener in its products instead of sugar. It purchases glass bottles, plastic cases and other raw materials from several domestic sources. It purchases pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other international suppliers. Coca-Cola FEMSA purchases its can presentations and juice-based products for distribution to customers in Buenos Aires from CICAN S.A., in which it owns a 48.1% equity interest.

Brazil. Sugar is widely available in Brazil at local market prices, which historically have been lower than international prices. Coca-Cola FEMSA experienced significant increases in sugar prices in the first half of the year, due to increases in oil prices. In the second half of the year sugar prices declined almost in the same proportion of the previous increase. It expects sugar prices to remain stable in Brazil during 2007. Coca-Cola FEMSA purchases glass bottles, plastic bottles and cans from several domestic and international suppliers.

FEMSA Cerveza

Overview and Background

FEMSA Cerveza produces beer in Mexico and Brazil and exports its products to more than 50 countries worldwide, with North America being its most important export market, followed by certain markets in Europe, Latin America and Asia. In 2006, FEMSA Cerveza was ranked the thirteenth-largest brewer in the world in terms of sales volume. In Mexico, its main market, FEMSA Cerveza is the second largest beer producer in terms of sales volume. In 2006, approximately 69% of FEMSA Cerveza’s sales volume came from Mexico, with the remaining 24% from Brazil and 7% from exports. In 2006, FEMSA Cerveza sold 37.697 million hectoliters of beer.

FEMSA Cerveza’s principal operating subsidiaries are Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which operates six breweries in Mexico, Cervejarias Kaiser Brasil S.A., or Kaiser, which operates eight breweries in Brazil, and Cervezas Cuauhtémoc Moctezuma, S.A. de C.V., which operates our company-owned distribution centers across Mexico.

Our management believes that Brazil is one of the most attractive and profitable beer markets in the world. Accordingly, in January 2006, FEMSA Cerveza acquired a 68% equity stake in the Brazilian brewer Kaiser from The Molson Coors Brewing Co., or Molson Coors, for US$68 million, at the same time receiving indemnity rights for certain tax contingencies of Kaiser. Molson Coors later completed its exit from the Brazilian market in December 2006 by exercising a put option to sell its 15% stake in Kaiser to FEMSA Cerveza for US$15.6 million. Under the terms of the agreements governing FEMSA Cerveza’s original acquisition of Kaiser in January 2006, FEMSA Cerveza’s indemnity rights for certain tax contingencies provided by Molson Coors increased proportionately with the incremental 15% stake it acquired. In addition, on December 22, 2006, FEMSA Cerveza completed a capital increase of US$200 million in Kaiser, following the successful settlement of tax contingencies with Brazilian state and federal tax authorities. The capital increase completed the capitalization of Kaiser, which we believe will significantly strengthen Kaiser’s balance sheet and allow us to continue to expand our operations in Brazil. FEMSA Cerveza was the only shareholder to participate in the capital increase, and as a result of these transactions, FEMSA Cerveza owns as of May 31, 2007, 99.83% of the equity of Kaiser. Heineken N.V. elected not to participate in the increase, thereby diluting its 17% interest in Kaiser to 0.17%.

Beer Sales Volume

FEMSA Cerveza volume figures contained in this annual report refer to invoiced sales volume of beer. In Mexico, invoiced sales volume represents the quantity of hectoliters of beer sold by FEMSA Cerveza’s breweries to unaffiliated distributors and by affiliated distributors to retailers. In Brazil, invoiced sales volume represents the quantity of hectoliters of beer sold by Kaiser. Kaiser sells its products to the Brazilian Coca-Cola bottlers, which sell and distribute Kaiser beers in their respective territories. The term hectoliter means 100 liters or approximately 26.4 U.S. gallons.

FEMSA Cerveza’s total beer sales volume totaled 37.697 million hectoliters in 2006, an increase of 39.5% from total sales volume of 27.018 million hectoliters in 2005. In 2006, FEMSA Cerveza’s Mexican beer sales volume increased by 5.6% to 25.951 million hectoliters and export beer sales volume increased by 15.3% to 2.811 million hectoliters. Brazil sales volume prior to 2006 is not reported as the operation was not owned or operated by FEMSA Cerveza before January 2006.

FEMSA Cerveza Total Beer Sales Volumes

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands of hectoliters)
Mexico beer sales volume	25,951	24,580	23,442	22,582	21,856
Brazil beer sales volume	8,935	NA	NA	NA	NA
Export beer sales volume	2,811	2,438	2,240	1,982	1,955
Total beer sales volume	37,697	27,018	25,682	24,564	23,811

FEMSA Cerveza’s Mexican beer sales volume recorded a compounded average growth rate of 4.4% for the period of 2002 through 2006. This compares with the 3.3% compounded average growth rate of the Mexican gross domestic product for the same period. Mexican beer sales for the same period recorded a 4.2% compounded average growth rate. FEMSA Cerveza’s export sales volume recorded a compound average growth rate of 9.5% for the same period, while the compound average growth rate for export sales was 17.6%.

Femsa Cerveza’s Strategy

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

Mexico Operations

The Mexican Beer Market

The Mexican beer market was the eighth largest beer market in the world in terms of industry sales volume in 2006 and is characterized by (1) concentrated domestic beer production, (2) regional market share differences, (3) the prevalence of government licensing regulations and (4) favorable demographics in the beer drinking population.

Concentrated Mexican beer production

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

Historically, beer imports have not been a significant factor in the Mexican beer market, because they were subject to tariffs of up to 20%. Under NAFTA, the tariff on imported beer from the United States and Canada was gradually reduced and eventually eliminated in January 2001. Notwithstanding the reduction in tariff levels, imported beers accounted for approximately 2.1% of the total Mexican beer market in terms of sales volume during 2006. FEMSA Cerveza believes that tariff elimination has had a limited effect on the Mexican beer market because imported beers are largely premium and super-premium products sold in aluminum cans, which are a more expensive means of packaging in Mexico than beer sold in returnable bottles. Periods of relative strength of the Mexican peso with respect to the U.S. dollar, however, may lower the price of imported beer to consumers and may result in increased demand for imported beer in the Mexican market.

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

Mexican Regional Demographic Statistics

Region	Percent of 2006 Total Population	Percent of Total 2006 Gross Domestic Product	Per Capita 2006 Gross Domestic Product
Northern	26.4%	33.5%	Ps. 101.3
Southern	22.7	15.2	53.3
Central	50.9	51.3	80.1
Total	100.0%	100.0%	Ps. 79.6

Source:	FEMSA Cerveza estimates based on figures published by the Mexican Institute of Statistics (INEGI) and CAPEM Oxford Economics Forecasting.

Government regulation

The Mexican federal government regulates beer consumption in Mexico primarily through taxation while local governments in Mexico regulate primarily through the issuance of licenses that authorize retailers to sell alcoholic beverages.

Federal taxes on beer consisted of a 25% excise tax and a 15% value-added tax, which together represented 43.75% of the total pre-tax price of beer to retailers. In 2005, the excise tax was amended for the first time since January 1998. Effective January 1, 2006, the excise tax is the higher of (1) 25% and (2) Ps. 3 per liter for non-returnable presentation or Ps. 1.74 for returnable presentations, as part of an environmental initiative by the Mexican governmental to encourage returnable presentations. The tax component of retail beer prices is significantly higher in Mexico than in the United States.

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

Demographics of beer drinking population

We estimate that annual per capita beer consumption for the total Mexican population reached approximately 58 liters in 2006, as compared to approximately 81 liters in the United States. The legal drinking age is 18 in Mexico. We consider the population segment of men between the ages of 18 and 45 to be FEMSA Cerveza’s primary market. At least 38% of the Mexican population is under the age of 18 and, therefore, is not considered to be part of the beer drinking population.

Based on historical trends and what management perceives as the continued social acceptance of beer consumption, FEMSA Cerveza believes that general population growth will result in an increase in the number of beer consumers in Mexico. Based on historical trends as measured by the Mexican Institute of Statistics, we expect the Mexican population to grow at an average annual rate of approximately 1.2% per year over the period from 2007 to 2011. We estimate that over the next 10 years approximately in excess of 1.6 million additional people per year will become potential beer consumers due to the natural aging of the Mexican population.

Macroeconomic influences affecting beer consumption

We believe that consumption activity in the Mexican beer market is heavily influenced by the general level of economic activity in Mexico, the country’s gross wage base, changes in real disposable income and employment levels. As a result, the beer industry reacts sharply to economic change. The industry generally experiences high volume growth in periods of economic strength and slower volume growth or volume contraction in periods of economic weakness. Domestic beer sales declined in Mexico in 1982, 1983 and 1995. These sales decreases correspond to periods in which the Mexican economy experienced severe disruptions. Similarly, the economic slowdown observed in 2002 corresponded to a reduction in domestic beer sales in 2002. In 2003, given the effect of a continued economic slowdown on consumers, FEMSA Cerveza decided not to increase prices. The reduction in prices in real terms (after giving effect to inflation) was the main driver for increasing sales volumes during 2003. In 2004, growth in Mexico’s gross domestic product was the main driver for increasing beer sales volume, despite price increases in nominal terms in the Mexican beer industry. In 2005 and 2006, beer sales volume growth outpaced growth in Mexico’s gross domestic product. In 2006, beer sales volume growth was the highest in the last ten years due to the strong economy, which boosted consumption of our products.

Beer Prices

After more than 18 months without a price increase, FEMSA Cerveza increased prices in Mexico during the first quarter of 2004. The effect of these price increases was partially offset by promotional activity that reduced the price of beer, due to a strong competitive environment. During 2005, FEMSA Cerveza increased prices in Mexico in line with inflation. In the first quarter of 2006, FEMSA Cerveza increased prices in Mexico by region, brand, presentation and point of sale, resulting in an average price increase of 3.5% in nominal Mexican peso terms. During 2007, FEMSA Cerveza continues with its segmentation strategy and revenue management and will continue exploring opportunities to improve price, considering the specific conditions of each market.

According to the Bank of Mexico’s consumer beer price index, for the Mexican beer industry as a whole, average consumer beer prices increased 3.5% in nominal terms, which represents no price increase in real terms. The following table shows relative real average retail prices since 2002 for the Mexican beer industry:

Mexican Beer Industry

Cumulative Real Consumer Beer Price Index: 2002-2006

(2002 = 100%)

Year Ended December 31,
2006	2005	2004	2003	2002
91.3	91.4	94.4	96.3	100.0

Source:	Bank of México

Product Overview

As of December 31, 2006, in Mexico FEMSA Cerveza produced and/or distributed 18 brands of beer in 13 different presentations resulting in a portfolio of 88 different product offerings. The most important brands in FEMSA Cerveza’s Mexican portfolio include: Tecate, Sol, Carta Blanca, Superior and Indio. These five brands, all of which are distributed nationwide in Mexico, accounted for approximately 94% of FEMSA Cerveza’s Mexico beer sales volume in 2006.

Per capita information, product segments, relative prices and packaging information with respect to FEMSA Cerveza have been computed and are based upon our statistics and assumptions.

Beer Presentations

In its Mexican operations, FEMSA Cerveza produces and distributes beer in returnable glass bottles and kegs and in non-returnable aluminum cans and glass bottles. FEMSA Cerveza uses the term presentation to reflect these packaging options. The following table shows the percent of beer sales volume by presentation for the year ended December 31, 2006:

FEMSA Cerveza’s Beer Volume by Presentation, Mexican breweries

Year Ended December 31, 2006

Presentation	Percentage
Returnable bottles	57.7%
Non-returnable presentations	40.5
Kegs	1.8

Total	100.0%

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

Relative Pricing

Returnable bottles and kegs are the least expensive beer presentation on a per-milliliter basis. Cans and non-returnable bottles have historically been priced higher than returnable bottles. In 2006, the weighted average of this difference was between 25% and 30% higher price per-milliliter for non-returnable presentations. The consumer preference for presentations in cans has varied considerably over the past 20 years, rising in periods of economic prosperity and declining in periods of economic austerity, reflecting the price differential between these forms of packaging.

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

Primary Distribution

FEMSA Cerveza’s primary distribution in Mexico is from its production facilities to its distribution centers’ warehouses. FEMSA Cerveza delivers to a combination of company-owned and third party distributors. In an effort to improve the efficiency and alignment of the distribution network, FEMSA Cerveza has adjusted its relationship with independent distributors by implementing franchise agreements and as a result, has achieved economies of scale through integration with FEMSA Cerveza’s operating systems. FEMSA Cerveza has also increased the number of company-owned distribution centers by acquiring third party distributors in recent years. Through a series of transactions completed in 2006, FEMSA Cerveza increased its directly distributed volume in respect of its Mexican beer sales volume to 82%, operating through 251 company-owned distribution centers. The remaining 19% of the beer sales volume was sold through 68 independent distributors, most of them operating under franchise agreements with FEMSA Cerveza. A franchise agreement is offered only to those distributors that meet certain standards of operating capabilities, performance and alignment. FEMSA Cerveza has historically and intends to continue in the future to acquire those distributors that do not meet these standards. Through this initiative FEMSA Cerveza will continue to seek to increase its Mexico beer sales volume through company-owned distribution centers.

In addition to distributing its own brands, on June 22, 2004, FEMSA Cerveza’s brewing subsidiary and Coors Brewing Company entered into an agreement pursuant to which FEMSA Cerveza’s subsidiary was appointed the exclusive importer, distributor, marketer and seller of Coors Light beer in Mexico.

Retail Distribution

The main sales outlets for beer in Mexico are small, independently-owned “mom and pop” grocery stores, dedicated beer stores or “depósitos,” liquor stores and bars. Supermarkets account for only a small percentage of beer sales in Mexico. In addition, FEMSA Comercio operates a chain of more than 4,847 convenience stores under the trade name Oxxo that exclusively sell FEMSA Cerveza’s brands.

Distribution of FEMSA Cerveza Mexico Beer Sales Volume by Outlet

Year Ended December 31, 2006

Points of Sale	Percentage
Small grocery stores	22%
Beer and liquor stores	26
Mini-markets and convenience stores	21
Other points of sale	9

Subtotal	78%

Consumption Centers	Percentage
Bars	10%
Restaurants	4
Nightclubs	2
Other consumption centers	6

Subtotal	22%

Total	100.0%

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

During 2004, FEMSA Cerveza completed the implementation of the pre-sale process in its company-owned distribution centers. As of December 31, 2006, 86% of the beer sales volume of FEMSA Cerveza was sold through the pre-sale process. As of December 31, 2006, FEMSA Cerveza serves more than 320,000 retailers in Mexico and its distribution network operates approximately 2,044 retail distribution routes.

Enterprise Resource Planning

FEMSA Cerveza operates an Enterprise Resource Planning system, or ERP, that provides an information and control platform to support commercial activities nationwide in Mexico and correlate them with the administrative and business development decision-making process occurring in FEMSA Cerveza’s central office. The Mexican beer sales volume of all FEMSA Cerveza’s company-owned distribution centers is operating through ERP, except for third-party distributors acquired during 2006 that will be operating through ERP as of October 2007.

Marketing Strategy

FEMSA Cerveza focuses on the consumer by segmenting its markets and positioning its brands, accordingly, striving to develop brand and presentation portfolios that provide the best alternatives for every consumption occasion at the appropriate price points. By segmenting its markets, we refer to the technique whereby we target a particular group of consumers with specific characteristics such as lifestyle, attitude, geographic region or age group. Continuous market research provides feedback that is used to evolve and adapt our product offerings to best satisfy our consumers’ needs. We are increasingly focused on micro-segmentation, where we use our market research and our information technology systems to target smaller market segments, including in some cases the individual point-of-sale.

FEMSA Cerveza also focuses on the retailer by designing and implementing channel marketing at the point-of-sale, such as promotional programs providing merchandising materials, and, where appropriate, refrigeration equipment. A channel refers to a point-of-sale category, or sub-category, such as supermarkets, beer depots, restaurants, etc. Furthermore, we are always attempting to develop new channels in order to capture incremental consumption opportunities for our brands.

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

FEMSA Cerveza has developed a process called Innovation to efficiently enable corporate growth strategies. Innovation is a system-wide priority for FEMSA Cerveza and is developed integrally across all areas of the demand chain to maximize value generation at every stage of demand. Innovation is driven by robust consumer and market research practices that help FEMSA Cerveza identify, develop and execute ideas that deliver value.

Plants and Facilities

FEMSA Cerveza currently operates six breweries in Mexico with an aggregate monthly production capacity of 2.8 million hectoliters, equivalent to approximately 33.7 million hectoliters of annual capacity. Each of FEMSA Cerveza’s Mexican breweries has received ISO 9002 certification and a Clean Industry Certification (Industria Limpia) given by Mexican environmental authorities. A key consideration in the selection of a site for a brewery is its proximity to potential markets, as the cost of transportation is a critical component of the overall cost of beer to the consumer. FEMSA Cerveza’s Mexican breweries are strategically located across the country, as shown in the table below, to better serve FEMSA Cerveza’s distribution system.

FEMSA Cerveza Mexico Facility Capacity Summary

Year Ended December 31, 2006

Brewery	Average Annualized Capacity
(in thousands of hectoliters)
Monterrey	7,800
Orizaba	7,200
Toluca	5,400
Navojoa	5,400
Tecate	4,680
Guadalajara	3,216

Total	33,696

Average capacity utilization	83.6%

Between 2002 and 2006, FEMSA Cerveza increased its average monthly production capacity by approximately 120,000 hectoliters through additional investments in existing facilities.

During 2005, FEMSA Cerveza opened a new malt production facility in Puebla, Mexico, increasing its malting capacity by 16% to 154,000 tons per year. This facility covers an area of 18,000 square meters and is one of the largest and most technologically advanced in the world.

FEMSA Cerveza operates seven effluent water treatment systems in Mexico to treat the water used by the breweries, all of which are wholly owned by FEMSA Cerveza except for the effluent treatment system at the Orizaba brewery, which is a joint venture among FEMSA Cerveza, several other local companies and the government of the state of Veracruz.

Glass Bottles and Cans

FEMSA Cerveza produces (1) beverage cans and can ends, (2) glass bottles and (3) crown caps for glass bottle presentations principally to meet the packaging needs of its Mexican operations. The packaging operations include a silica sand mine, which provides materials necessary for the production of glass bottles. The following table provides a summary of the facilities for these operations:

FEMSA Cerveza Mexico Glass Bottle and Beverage Can Operations Product Summary

Year Ended December 31, 2006

Product	Location	Annual Production Capacity(1)	% Average Capacity Utilization
Beverage cans	Ensenada	1,700	100.0
	Toluca	1,800	100.0
		3,500	100.0
Can ends	Monterrey	4,300	98.2
Crown cap	Monterrey	18,000	91.0
Glass bottles	Orizaba	1,300	88.3
Bottle decoration	Nogales	330	56.3
Silica sand	Acayucan	360	100.0

(1)	Amounts are expressed in millions of units of each product, except for silica sand which is expressed in thousands of tons.

Two plants produce aluminum beverage can bodies at production facilities in Ensenada and Toluca, and another plant produces can ends at a production facility in Monterrey. During 2006, 56.7% of the beverage can volume produced by these plants was used by FEMSA Cerveza and the remaining amount was sold to third parties.

Glass bottles are produced at a glass production facility in Orizaba, Veracruz and bottles are decorated at a plant in Nogales, Veracruz. During 2006, 75.3% of the glass bottle volume produced by these plants was used by FEMSA Cerveza, 16.7% was sold to Coca-Cola FEMSA and the remaining 8.0% was sold to third parties.

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

Aluminum and steel are two of the most significant raw materials used in FEMSA Cerveza’s packaging operations to make aluminum cans, can ends and bottle caps. FEMSA Cerveza purchases aluminum and steel directly from international and local suppliers on a contractual basis. These contracts generally have terms of six months or one year and specify prices free-on-board at FEMSA Cerveza’s facilities. Companies such as Alcoa, Nittetsu-Shoji, Noreli, CSN, Rasselstein and AHMSA have been selected as suppliers. Prices for aluminum have been volatile in recent periods, and market prices increased approximately 35% in 2006. Prices of aluminum and steel are generally quoted in U.S. dollars, and FEMSA Cerveza’s cost is therefore affected by changes in exchange rates. For example, a depreciation of the Mexican peso against the U.S. dollar will increase the cost to FEMSA Cerveza of aluminum and steel, and will decrease FEMSA Cerveza’s margins as its sales are generally denominated in Mexican pesos. To date, FEMSA Cerveza’s silica sand mine has been able to satisfy all of the silica sand requirements of its glass bottle operations.

Barley is FEMSA Cerveza’s most significant raw material for the production of its beer products. International markets determine the prices and supply sources of agricultural raw materials, which are affected by the level of crop production, inventories, weather conditions, domestic and export demand, as well as government regulations affecting agriculture. The principal source of barley for the Mexican beer industry is the domestic harvest. If domestic production in Mexico is insufficient to meet the industry’s requirements, barley (or its equivalent in malt) can be obtained from international markets. Before 2003, pursuant to NAFTA, an annual duty-free import quota for barley (or its equivalent in malt) was set. In 2003, under NAFTA, barley imports from the U.S. and Canada are tax-free and there are no import quota restrictions. Prior to NAFTA, Mexican barley prices were significantly higher than international barley prices. Since the implementation of NAFTA, domestic barley prices in Mexico have been stabilizing considering international references, freights and import expenses. We have generally been able to obtain our barley requirements in the Mexican market. Hops is the only ingredient that is not available domestically in Mexico. FEMSA Cerveza imports hops primarily from the United States and Europe.

Brazil Operations

The Brazilian Beer Market

The Brazilian beer market was the fourth largest beer market in the world in terms of industry sales volume in 2006 and is characterized by (1) concentrated domestic beer production, (2) favorable demographics in the beer drinking population, and (3) a fragmented retail channel.

Concentrated Brazilian beer production

The Brazilian beer market is comprised of one very large producer, three medium sized producers, and some minor regional brewers. The very large producer is Companhia de Bebidas das Americas or AmBev, a publicly traded company based in Sao Paulo that is majority-owned by the Belgian brewer Inbev. AmBev’s principal beer brands are Skol, Brahma and Antartica. AmBev is also a large bottler of carbonated soft drinks, with brands such as Guaraná Antartica and Pepsi Cola. The three medium sized producers are FEMSA Cerveza, Grupo Schincariol whose main brand is Nova Schin and Cervejaria Petropolis whose main brand is Itaipava. FEMSA Cerveza’s sales in the Brazilian market depend on its ability to compete with local brewers. Historically, beer imports have not been a significant factor in the Brazilian beer market.

Demographics of beer drinking population

We estimate that annual per capita beer consumption for the total Brazilian population reached approximately 50 liters in 2006. The legal drinking age is 18 in Brazil. We consider the population segment of men between the ages of 18 and 45 to be FEMSA Cerveza’s primary market. At least 37% of the Brazilian population is under the age of 18 and, therefore, is not considered to be part of the beer drinking population.

Based on historical trends and what management perceives as the continued social acceptance of beer consumption, FEMSA Cerveza believes that general population growth will result in an increase in the number of beer consumers in Brazil. Based on historical trends as measured by the Instituto Brasileiro de Geografia e Estadística (Brazilian Institute of Statistics), or IBGE, we expect the Brazilian population to grow at an average annual rate of approximately 1.3% per year over the period from 2007 to 2011. We estimate that over the next 10 years approximately in excess of 2 million additional people per year will become potential beer consumers due to the natural aging of the Brazilian population.

Product Overview

As of December 31, 2006, in Brazil FEMSA Cerveza produced and/or distributed 13 brands of beer in 12 different presentations resulting in a portfolio of 75 different product offerings. The most important brands in FEMSA Cerveza’s Brazilian portfolio include: Kaiser, Bavaria, Sol, Heineken and Xingu. These five brands, all of which are distributed nationwide in Brazil, accounted for approximately 93% of FEMSA Cerveza’s Brazil beer sales volume in 2006.

Beer Presentations

In its Brazilian breweries, FEMSA Cerveza produces and distributes beer in returnable glass bottles and kegs and in non-returnable aluminum cans and glass bottles. FEMSA Cerveza uses the term presentation to reflect these packaging options. The following table shows the percent of beer sales volume by presentation for the year ended December 31, 2006:

FEMSA Cerveza’s Beer Volume by Presentation, Brazilian breweries

Year Ended December 31, 2006

Presentation	Percentage
Returnable bottles	55.2%
Non-returnable presentations	44.8

Total	100.0%

Primary Distribution

FEMSA Cerveza’s primary distribution in Brazil is from its production facilities to the warehouses of the various Coca-Cola franchise bottlers in Brazil. There are 18 Coca-Cola bottlers across Brazil, including subsidiaries of Coca-Cola FEMSA, each responsible for a certain geographic territory.

Retail Sales and Distribution

FEMSA Cerveza relies on the 18 different bottlers of the Coca-Cola system across Brazil for the sale and secondary distribution of our beers. The bottlers leverage their infrastructure, sales force, expertise, distribution assets and refrigeration equipment at the point of sale to offer a broad portfolio of products to the retailer.

Plants and Facilities

FEMSA Cerveza currently operates eight breweries in Brazil with an aggregate monthly production capacity of 1.7 million hectoliters, equivalent to approximately 19.8 million hectoliters of annual capacity. Six of FEMSA Cerveza’s eight Brazilian breweries have received ISO 9002 certifications. A key consideration in the selection of a site for a brewery is its proximity to potential markets, as the cost of transportation is a critical component of the overall cost of beer to the consumer. FEMSA Cerveza’s Brazilian breweries are strategically located across the country, as shown in the table below, to better serve FEMSA Cerveza’s distribution system.

FEMSA Cerveza Facility Allocation in Brazil

as of December 31, 2006

FEMSA Cerveza Facility Capacity Summary in Brazil

Year Ended December 31, 2006

Brewery	Average Annualized Capacity
(in thousands of hectoliters)
Jacareí	7,800
Ponta Grossa	3,200
Araraquara	2,800
Feira de Santana	2,000
Pacatuba	1,600
Gravataí	1,700
Cuiabá	400
Manaus	300

Total	19,800

Average capacity utilization	47.8%

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

Prior to January 1, 2005, Labatt USA was the importer of FEMSA Cerveza’s brands in the United States. On June 21, 2004, FEMSA Cerveza and two of its subsidiaries entered into distributor and sublicense agreements with Heineken USA. In accordance with these agreements, on January 1, 2005, Heineken USA became the exclusive importer, marketer and seller of FEMSA Cerveza’s brands in the United States. These agreements will expire on December 31, 2007. In addition, in April 2007 FEMSA Cerveza and Heineken USA entered into a new ten-year agreement pursuant to which Heineken USA will continue to be the exclusive importer, marketer and distributor of FEMSA Cerveza’s beer brands in the United States through 2017.

Export beer sales volume of 2.811 million hectoliters in 2006 represented 7.4% of FEMSA Cerveza’s total beer sales volume and accounted for 8.1% of FEMSA Cerveza’s total beer sales. The following table highlights FEMSA Cerveza’s export beer sales volumes and export beer sales:

FEMSA Cerveza Export Summary

	Year Ended December 31,
	2006	2005	2004	2003	2002
Export beer sales volume(1)	2,811	2,438	2,240	1,982	1,955
Volume growth(2)	15.3%	8.8%	13.0%	1.4%	6.1%
Percent of total beer sales volumes(3)	7.4%	9.0%	8.7%	8.1%	8.2%
Mexican pesos(4) (millions)	2,869	2,515	1,860	1,609	1,441
U.S. dollars(5) (millions)	256	227	156	133	127
Revenue growth (US$)(2)	13.0%	45.8%	16.7%	4.6%	3.7%
Percent of total beer sales	8.1%	10.2%	8.1%	7.2%	6.5%

Source: FEMSA Cerveza.

(1)	Thousands of hectoliters.

(2)	Percentage change over prior year.

(3)	Reflects Brazilian operations in 2006.

(4)	Constant Mexican pesos at December 31, 2006.

(5)	Export beer sales are invoiced and collected in U.S. dollars.

FEMSA Cerveza currently exports its products to more than 50 countries. The principal export markets for FEMSA Cerveza are North America, Europe, Latin America and Asia. In 2006, export beer sales volume to these regions accounted for 90.5%, 4.2%, 3.4% and 1.9%, respectively, of FEMSA Cerveza’s export beer sales volume.

FEMSA Cerveza’s principal export brands are Tecate, XX Lager, Dos Equis (Amber) and Sol. These brands collectively accounted for 94% of FEMSA Cerveza’s export sales volume for the year ended December 31, 2006.

FEMSA Comercio

Overview and Background

FEMSA Comercio operates the largest chain of convenience stores in Mexico, measured in terms of number of stores as of December 31, 2006, under the trade name Oxxo. As of December 31, 2006, FEMSA Comercio operated 4,847 Oxxo stores located in 29 states of the country, with a particularly strong presence in the northern part of Mexico.

FEMSA Comercio, the largest single customer of FEMSA Cerveza and of the Coca-Cola system in Mexico, was established by FEMSA in 1978 when two Oxxo stores were opened in Monterrey, one store in Mexico City and another store in Guadalajara. The motivating factor behind FEMSA’s entrance into the retail industry was to enhance beer sales through company-owned retail outlets as well as to gather information on customer preferences. In 2006, sales of beer through Oxxo represented 9.9% of FEMSA Cerveza’s Mexican beer sales volume as well as approximately 13.5% of FEMSA Comercio’s revenues. In 2006, a typical Oxxo store carried 1,828 different store keeping units (SKUs) in 31 main product categories, representing a significant increase in the product offering historically carried by Oxxo stores.

In recent years, FEMSA Comercio has gained importance as an effective distribution channel for our beverage products, as well as a rapidly growing point of contact with our consumers. Based on the belief that location plays a major role in the long-term success of a retail operation such as a convenience store, as well as a role in our continually improving ability to accelerate and streamline the new-store development process, FEMSA Comercio has focused on a strategy of rapid, profitable growth. FEMSA Comercio opened 582, 668, 675 and 706 net new Oxxo stores in 2003, 2004, 2005 and 2006, respectively. The accelerated expansion yielded total revenue growth of 18.7% to reach Ps. 35,500 million in 2006, while same store sales increased 8.2%, which was considerably higher than the retail industry average. FEMSA Comercio served approximately 1,168 million customers in 2006 compared to 978 million in 2005.

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

FEMSA Comercio has made and will continue to make significant investments in information technology to improve its ability to capture customer information from its existing stores and to improve its overall operating performance. All products carried through Oxxo stores are bar-coded, and all Oxxo stores are equipped with point-of-sale systems that are integrated into a company-wide computer network. To implement revenue management strategies, FEMSA Comercio created a division in charge of product category management for products, such as beverages, fast food and perishables, to enhance and better utilize its consumer information base and market intelligence capabilities. FEMSA Comercio is implementing an ERP system, which will allow FEMSA Comercio to redesign its key operating processes and enhance the usefulness of its market information going forward.

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

Store Locations

With 4,847 Oxxo stores in Mexico as of December 31, 2006, FEMSA Comercio operates the largest convenience store chain in Latin America measured by number of stores. Oxxo stores are concentrated in the northern part of Mexico, but also have a growing presence in central Mexico and the Gulf coast.

FEMSA Comercio has aggressively expanded its number of stores over the past several years. The average investment required to open a new store varies, depending on location and format and whether the store is opened in an existing retail location or requires construction of a new store. FEMSA Comercio is generally able to use supplier credit to fund the initial inventory of new stores.

Growth in Total Oxxo Stores

	Year Ended December 31,
	2006	2005	2004	2003	2002
Total Oxxo stores	4,847	4,141	3,466	2,798	2,216
Store growth (% change over previous year)	17.0%	19.5%	23.9%	26.3%	24.6%

FEMSA Comercio currently expects to continue the growth trend established over the past several years by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets. Management believes that the southeast part of Mexico is particularly underserved by the convenience store industry.

The identification of locations and pre-opening planning in order to optimize the results of new stores are important elements in FEMSA Comercio’s growth plan. FEMSA Comercio continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores unable to maintain benchmark standards are generally closed. Between December 31, 2002 and 2006, the total number of Oxxo stores increased by 2,631, which resulted from the opening of 2,716 new stores and the closing of 85 existing stores.

Competition

Oxxo competes in the convenience store segment of the retail market with 7-Eleven, Super Extra, Circle-K and AM/PM, as well as other local convenience stores. The format of these stores is similar to the format of the Oxxo stores. Oxxo competes both for consumers and for new locations for stores and the managers to operate those stores. Based on an internal market survey conducted by FEMSA Comercio, management believes that, as of December 31, 2006, there were approximately 7,856 stores in Mexico that could be considered part of the convenience store segment of the retail market. Oxxo is the largest chain in Mexico, operating more than half of these stores. Furthermore, FEMSA Comercio operates in 29 states and has much broader geographical coverage than any of its competitors in Mexico.

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

Store Characteristics

The average size of an Oxxo store is approximately 111 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 186 square meters and, when parking areas are included, the average store size increases to approximately 438 square meters.

FEMSA Comercio—Operating Indicators

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(percentage increase compared to previous year)
Total FEMSA Comercio revenues	18.7%	21.8%	24.8%	24.5%	18.2%
Oxxo same-store sales(1)	8.2%	8.7%	8.9%	8.2%	6.0%

	(percentage of total)
Beer-related data:
Beer sales as % of total store sales	13.5%	13.0%	13.4%	12.8%	13.3%
Oxxo store sales as a % of FEMSA Cerveza’s volume	9.9%	8.6%	7.3%	5.4%	4.5%

(1)	Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for at least 13 months with the sales of those same stores during the previous year.

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

Approximately 84% of Oxxo stores are operated by independent managers responsible for all aspects of store operations. The managers are commission agents and are not employees of FEMSA Comercio. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store. FEMSA Comercio continually invests in on-site operating personnel, with the objective of promoting loyalty, customer-service and low personnel turnover in the stores.

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

Management believes that the Oxxo chain’s scale of operations provides FEMSA Comercio with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. Given the fragmented nature of the retail industry in Mexico in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks, cigarettes and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 52% of the products carried by the Oxxo chain are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by FEMSA Comercio’s distribution system, which includes seven regional warehouses located in Monterrey, Mexico City, Guadalajara, Mexicali, Mérida, León and Chihuahua. The distribution centers operate a fleet of approximately 230 trucks that make deliveries to each store approximately every week.

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

Other Business Segment

Our other business segment consists of the following smaller operations that support our core operations:

•

Our commercial refrigerators, labels and flexible packaging subsidiaries. The refrigeration business produces vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 180,300 units at December 31, 2006. In 2006, this business sold 175,166 refrigeration units, 14% of which were sold to FEMSA Cerveza, 21.1% of which were sold to Coca-Cola FEMSA and the remainder of which were sold to third parties. The labeling and flexible packaging business has its facility in Monterrey with an annual production capacity of 13,500 tons of flexible packaging. In 2006, this business sold 23% of its label sales volume to FEMSA Cerveza, 11% to Coca-Cola FEMSA and 66% to third parties. Management believes that growth at these businesses will continue to reflect the marketing strategies of Coca-Cola FEMSA and FEMSA Cerveza.

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

Description of Property, Plant and Equipment

As of December 31, 2006, we owned all of our manufacturing facilities and substantially all of our warehouses and distribution centers. Our properties primarily consisted of production and distribution facilities for our beer and soft drink operations and office space. In addition, FEMSA Comercio owns approximately 12.7% of the Oxxo store locations, while the other stores are located in properties that are rented under long-term lease arrangements with third parties.

The table below sets forth the location, principal use and production area of our production facilities, and the sub-holding company that owns such facilities.

Production Facilities of FEMSA

As of December 31, 2006

Sub-holding Company	Location	Principal Use	Production Area
			(in thousands of sq. meters)
Coca-Cola FEMSA
Mexico	San Cristóbal de las Casas, Chiapas	Soft Drink Bottling Plant	45
	Cedro, Distrito Federal	Soft Drink Bottling Plant	18
	Cuautitlán, Estado de México	Soft Drink Bottling Plant	35
	Los Reyes la Paz, Estado de México	Soft Drink Bottling Plant	50
	Toluca, Estado de México	Soft Drink Bottling Plant	242
	Celaya, Guanajuato	Soft Drink Bottling Plant	87
	León, Guanajuato	Soft Drink Bottling Plant	38
	Morelia, Michoacan	Soft Drink Bottling Plant	50
	Juchitán, Oaxaca	Soft Drink Bottling Plant	27
	Ixtacomitán, Tabasco	Soft Drink Bottling Plant	90
	Apizaco, Tlaxcala	Soft Drink Bottling Plant	80
	Coatepec, Veracruz	Soft Drink Bottling Plant	142
Guatemala	Guatemala City	Soft Drink Bottling Plant	46
Nicaragua	Managua	Soft Drink Bottling Plant	60
Costa Rica	San José	Soft Drink Bottling Plant	52
Panama	Panama City	Soft Drink Bottling Plant	29
Colombia	Barranquilla	Soft Drink Bottling Plant	27
	Bogotá	Soft Drink Bottling Plant	84
	Bucaramanga	Soft Drink Bottling Plant	26
	Cali	Soft Drink Bottling Plant	87
	Manantial	Soft Drink Bottling Plant	67
	Medellín	Soft Drink Bottling Plant	45
Venezuela	Antimano	Soft Drink Bottling Plant	14
	Barcelona	Soft Drink Bottling Plant	141
	Maracaibo	Soft Drink Bottling Plant	68
	Valencia	Soft Drink Bottling Plant	100
Brazil	Campo Grande	Soft Drink Bottling Plant	36
	Jundiaí	Soft Drink Bottling Plant	191
	Moji das Cruzes	Soft Drink Bottling Plant	95
Argentina	Alcorta	Soft Drink Bottling Plant	73

Sub-holding Company	Location	Principal Use	Production Area
			(in thousands of sq. meters)
FEMSA Cerveza
	Tecate, Baja California Norte	Brewery	586
	Toluca, Estado de México	Brewery	375
	Guadalajara, Jalisco	Brewery	117
	Monterrey, Nuevo León	Brewery	438
	Navojoa, Sonora	Brewery	517
	Orizaba, Veracruz	Brewery	324
	Pachuca, Hidalgo	Malt Plant	31
	San Marcos, Puebla	Malt Plant	110
	Ensenada, Baja California Norte	Beverage Cans	33
	Toluca, Estado de México	Beverage Cans	22
	Monterrey, Nuevo León	Crown Caps and Can Lids	51
	Acayucan, Veracruz	Silica Sand Mine	7
	Nogales, Veracruz	Bottle Decoration	26
	Orizaba, Veracruz	Glass Bottles	23
Brazil
	Jacareí	Brewery	72
	Ponta Grossa	Brewery	44
	Araraquara	Brewery	38
	Feira de Santana	Brewery	26
	Pacatuba	Brewery	34
	Gravataí	Brewery	23
	Cuiabá	Brewery	20
	Manaus	Brewery	11

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

Capital Expenditures and Divestitures

Our consolidated capital expenditures for the years ended December 31, 2006, 2005 and 2004 were Ps. 8,888 million, Ps. 7,034 million and Ps. 7,508 million, respectively, and were for the most part financed from cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2006		2005		2004
	(in millions of constant Mexican pesos)
Coca-Cola FEMSA	Ps.	2,615	Ps.	2,219	Ps.	2,162
FEMSA Cerveza		4,212		3,086		3,409
FEMSA Comercio		1,873		1,472		1,772
Other		188		257		165

Total	Ps.	8,888	Ps.	7,034	Ps.	7,508

Coca-Cola FEMSA

During 2006, Coca-Cola FEMSA’s capital expenditures focused on integration of its acquired territories, placing refrigeration equipment with retailers and investments in returnable bottles and cases, increasing plant operating efficiencies, improving the efficiency of its distribution infrastructure and advancing information technology. Capital expenditures in Mexico were approximately Ps. 1,466 million and accounted for most of its capital expenditures.

FEMSA Cerveza

Production

During 2006, FEMSA Cerveza invested approximately Ps. 519 million on equipment substitution and upgrades in its facilities. FEMSA Cerveza’s monthly installed capacity as of December 31, 2006 was 2.8 million hectoliters, equivalent to an annualized installed capacity of 33.7 million hectoliters. In addition, FEMSA Cerveza invested Ps. 625 million in plant improvements and equipment upgrades for its beverage can and glass bottle operations.

Distribution

In 2006, FEMSA Cerveza invested Ps. 506 million in its distribution network. Approximately Ps. 216 million of this amount was invested in the replacement of trucks in its distribution fleet, Ps. 175 million in land and buildings and improvements to leased properties dedicated to various distribution functions, and the remaining Ps. 115 million in other distribution-related investments.

Market-related Investments

During 2006, FEMSA Cerveza invested approximately Ps. 2,385 million in market-related activities and brand support in the domestic market. Approximately 60% of these investments were directed to customer agreements with retailers and commercial support to owned and third party distributors. Investments in retail agreements with tied customers that exceed a one-year term are capitalized and amortized over the life of the agreement. In general, FEMSA Cerveza’s retail agreements are for a period of three to four years. Other market-related investments include the purchase of refrigeration equipment, coolers, plastic furniture and other promotional items. These items are placed with retailers as a means of facilitating the retailers’ ability to service consumers and to promote the image and profile of FEMSA Cerveza’s brands.

Information Technology Investments

In addition, during 2006, FEMSA Cerveza invested Ps. 177 million in ERP and other system software projects.

FEMSA Comercio

FEMSA Comercio’s principal investment activity is the construction and opening of new stores. During 2006, FEMSA Comercio opened 706 net new Oxxo stores. FEMSA Comercio invested Ps. 1,839 million in 2006 in the addition of new stores and improvements to leased properties.

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

In addition, we are subject to the Ley Federal de Derechos (the Federal Law of Governmental Fees), also enforced by SEMARNAP. Adopted in January 1993, the law provides that plants located in Mexico City that use deep water wells to supply their water requirements must pay a fee to the city for the discharge of residual waste water to drainage. In 1995, municipal authorities began to test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by SEMARNAP. All of our bottler plants located in Mexico City, as well as the Toluca plant, met these new standards as of 2001, and as a result, we were not subject to additional fees.

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

Brazil

Coca-Cola FEMSA’s Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of toxic and dangerous gases and disposal of waste water, which impose penalties, such as fines, facility closures or criminal charges depending upon the level of non-compliance. Coca-Cola FEMSA’s production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant has been certified for the ISO 9000 since March 1995 and the ISO 14001 since March 1997.

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

We have expended, and may be required to expend in the future, funds for compliance with and remediation under local environmental laws and regulations. Currently, we do not believe that such costs will have a material adverse effect on our results of operations, financial condition or cash flows. However, since environmental laws and regulations and their enforcement are becoming increasingly more stringent in our territories, and there is increased awareness of local authorities for higher environmental standards in the countries where we operate, changes in current regulations may result in an increase in costs, which may have an adverse effect on our future results of operations or financial condition. Management is not aware of any pending regulatory changes that would require a significant amount of additional remedial capital expenditures.

Water Supply Law

FEMSA Cerveza and Coca-Cola FEMSA purchase water in Mexico directly from municipal water companies and pump water from their own wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the Ley de Aguas Nacionales de 1992 (the 1992 Water Law), and regulations issued thereunder, which created the Comisión Nacional del Agua (the National Water Commission). The National Water Commission is charged with overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run for five, ten, fifteen and up to thirty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms to be extended upon termination, which is a regular practice. These extensions are given for the same period of time given in the original concession. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water is not used by the concessionaire for three consecutive years. However, because the current concessions for each of FEMSA Cerveza and Coca-Cola FEMSA’s plants in Mexico do not match each plant’s projected needs for water in future years, we successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. These concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees without curing such violations in a timely manner. We believe that we are in compliance with the terms of our existing concessions.

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

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements and the notes to those financial statements. Our audited consolidated financial statements were prepared in accordance with Mexican Financial Reporting Standards, which differ in certain significant respects from U.S. GAAP. Notes 27 and 28 to our audited consolidated financial statements provide a description of the principal differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us, as well as U.S. GAAP consolidated balance sheets, statements of income, changes in stockholders’ equity and cash flows for the same periods presented for Mexican Financial Reporting Standards purposes and a reconciliation to U.S. GAAP of net income and stockholders’ equity. See “—U.S. GAAP Reconciliation.”

Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding its results of operations and financial position during the periods discussed in this section:

•

While Coca-Cola FEMSA’s Mexican operations continue growing at a steady but moderate pace, operations in Central and South America are growing at accelerated rates. The Coca-Cola brand continues to deliver the majority of volume growth. However, the rising price of sweeteners represents uncertainty for our soft drink business generally.

•

At FEMSA Cerveza, total beer sales volumes have increased in Mexico, Brazil and in the export market. The high price of raw materials, particularly aluminum and barley, represent an uncertainty in our cost structure. Heineken USA has been distributing FEMSA Cerveza’s beer brands in the United States since January 1, 2005 with very encouraging results, and we have signed a new agreement that extends this commercial relationship until December 2017.

•

FEMSA Comercio continues to increase the number of Oxxo stores and to grow in terms of total revenues and as a percentage of our consolidated total revenues. FEMSA Comercio has lower operating margins than our beverage businesses. We expect to continue to expand the Oxxo chain during 2007.

Our results of operations and financial position are affected by the economic and market conditions in the countries where our subsidiaries conduct their operations, particularly in Mexico. Changes in these conditions are influenced by a number of factors, including those discussed in “Item 3. Key Information—Risk Factors.”

Recent Developments

FEMSA Stock Split

At our annual general ordinary shareholders’ meeting held on March 29 2007, our shareholders approved a three-for-one stock split in respect all of our outstanding capital stock. Following the stock split, our total capital stock consists of 2,161,177,770 BD Units and 1,417,048,500 B Units. Our stock split also resulted in a three-for-one stock split our ADSs. The stock-split was conduced on a pro-rata basis in respect of all holders of our shares and all ADSs holders of record as of May 25, 2007, and the ratio of voting and non-voting shares was maintained, thereby preserving our ownership structure as it was prior to the stock-split.

Acquisition of shares of Coca-Cola FEMSA

On November 3, 2006, we acquired from certain subsidiaries of The Coca-Cola Company 148,000,000 Series D Shares of Coca-Cola FEMSA through our subsidiary CIBSA, representing 8.02% of the total outstanding stock of Coca-Cola FEMSA. We acquired these shares at a price of US$ 2.888 per share, or US$ 427.4 million in the aggregate, pursuant to the Memorandum of Understanding with The Coca-Cola Company entered into in connection with the Panamco acquisition. Following the acquisition, and as of May 31, 2007, we hold 53.73% of the total outstanding stock and 63.0% of the voting stock of Coca-Cola FEMSA in the form of Series A shares, The Coca-Cola Company holds 31.60% of the total outstanding stock and 37.0% of its voting stock in the form of Series D shares, and the public float remains unchanged with 14.67% of the total outstanding stock and no voting rights.

FEMSA Cerveza and Heineken USA Import Agreement for United States

On April 26, 2007, FEMSA Cerveza signed a new agreement with Heineken USA that will effectively extend its previously-existing 3-year import relationship with Heineken USA for an additional 10-year period. Pursuant to the new agreement, Heineken USA will continue to be the sole and exclusive importer, marketer and seller of the FEMSA Cerveza beer brands Dos Equis, Tecate, Tecate Light, Sol, Bohemia and Carta Blanca in the United States. This new agreement will become effective January 1, 2008, immediately following the expiration of the previous 3-year agreement with Heineken USA, and will remain in effect through December 31, 2017. The agreement seeks to expand FEMSA Cerveza’s volume growth and brand development, in part through increased marketing investment. Under the terms of the agreement, FEMSA Cerveza will receive a payment for granting Heineken USA exclusive distribution rights in the United States. Heineken in turn will receive an increased share of profitability.

Comparability of Information Presented-Panamco Acquisition

Under Mexican Financial Reporting Standards, Panamco is included in our audited consolidated financial statements since May 2003 and is not included prior to this date. As a result, our consolidated financial information for the year ended December 31, 2003 is not comparable to subsequent periods. The acquisition of Panamco only impacts the comparability of our consolidated information and of the Coca-Cola FEMSA segment. The comparability of our remaining segments is not affected by the acquisition.

Effects of Changes in Economic Conditions

Our results of operations are affected by changes in economic conditions in Mexico and in the other countries in which we operate. For the years ended December 31, 2006, 2005 and 2004, 78.0%, 82.0% and 80.0%, respectively, of our total sales were attributable to Mexico. After the acquisitions of Panamco and Kaiser, we have greater exposure to countries in which we have not historically conducted operations, particularly countries in Central America, Colombia, Venezuela and Brazil, although we continue to generate a substantial portion of our total sales from Mexico. The participation of these other countries as a percentage of our total sales may increase in future periods, in particular, as Kaiser is included in our consolidated financial information as of January 2006.

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

Critical Accounting Estimates

The preparation of our audited consolidated financial statements requires that we make estimates and assumptions that affect (1) the reported amounts of our assets and liabilities, (2) the disclosure of our contingent liabilities at the date of the financial statements and (3) the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on our historical experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an on-going basis. Our significant accounting policies are described in note 4 to our audited consolidated financial statements. We believe our most critical accounting policies that imply the application of estimates and/or judgments are the following:

Allowance for doubtful accounts

We determine our allowance for doubtful accounts based on an evaluation of the aging of our receivable portfolio. The amount of the allowance considers our historical loss rate on receivables and the economic environment in which we operate. Our beer operations represent the most important part of the consolidated allowance for doubtful accounts as a result of the credit that FEMSA Cerveza extends to retailers, on terms and conditions in accordance with industry practices. Coca-Cola FEMSA and FEMSA Comercio sales are generally realized in cash.

Bottles and cases; allowance for bottle breakage

Returnable bottles and cases are recorded at acquisition cost and restated to their replacement cost. For the year ended December 31, 2005, FEMSA Cerveza classified returnable bottles and cases as inventory. Beginning on January 1, 2006, FEMSA Cerveza classifies bottles and cases as long-lived assets in accordance with their estimated useful lives. For FEMSA Cerveza and Coca-Cola FEMSA, breakage is expensed as incurred, and returnable bottles and cases are not depreciated. Whenever we decide to discontinue a particular returnable presentation and retire it from the market, we write-off the discontinued presentation through an increase in the breakage expense. We determine depreciation of bottles and cases only for tax purposes. FEMSA Cerveza beginning in 2005 for tax purposes, classifies bottles and cases as fixed assets and compute depreciation using the straight-line method at an annual rate of 10%. This change in classification did not impact the total amount of taxes payable, but in 2005, it generated surcharges over taxes not paid in prior years.

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

We describe the methodology used to restate imported equipment in note 4 (g) to our audited consolidated financial statements, which includes applying the exchange and inflation rates of the country of origin utilized as permitted by Mexican Financial Reporting Standards. We believe this method more accurately presents the fair value of the assets than restated cost determined by applying inflation factors.

We valued at fair value all fixed assets acquired, considering their operating conditions and the future cash flows expected to be generated based on their estimated remaining useful life as determined by management.

During 2005, we began to re-examine our refrigeration equipment for accounting purposes and to evaluate its general functionality. Our examination focused mainly on electrical functioning, maintenance, reliability of internal controls over this equipment and supplier confirmations regarding physical conditions and the estimated remaining useful life of the equipment. Based on our experience, and our research regarding maintenance concerns and replacement plans for refrigeration equipment in general, we determined that we should increase the accounting estimate regarding the useful lives of Coca-Cola FEMSA’s refrigeration equipment used in its Mexican operations from five to seven years. This change was accounted for prospectively and led to a reduction in our depreciation expense of Ps. 127 million recognized in our 2006 consolidated results of operations. We are still examining refrigeration equipment in the remaining Coca-Cola FEMSA territories based on the same considerations used to evaluate the Mexican operations, and we expect to complete this project during 2007.

Valuation of intangible assets and goodwill

We identify all intangible assets to reduce as much as possible the goodwill associated with business acquisitions. We separate intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which we expect to receive the benefits.

We determine the fair value of assets acquired and liabilities assumed as of the date of acquisition, and we assigned the excess purchase price over the fair value of the net assets. In certain circumstances this resulted in the recognition of an intangible asset. The intangible assets are subject to annual impairment tests. We have recorded intangible assets with indefinite lives, which consist of:

•	Coca-Cola FEMSA’s rights to produce and distribute Coca-Cola trademark products for Ps. 39,399 million as a result of the Panamco acquisition;

•	Trademarks and distribution rights for Ps. 10,897 million as a result of the acquisition of the 30% interest of FEMSA Cerveza and distribution rights acquired from a third-party distributor;

•	Trademarks and goodwill as a result of the acquisition of Kaiser for Ps. 3,706 million; and

•	Other intangible assets with indefinite lives that amounted to Ps. 746 million.

For Mexican Financial Reporting Standards purposes, goodwill is the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying the inflation rate factors of the country of origin and the year-end exchange rate. Until December 31, 2004 under Mexican Financial Reporting Standards, goodwill was amortized using the straight-line method over a period of no more than 20 years. The amount of goodwill amortization in 2004 was Ps. 15 million. In 2005, Bulletin B-7, “Adquisiciones de Negocios” (Business Acquisitions), was issued, which establishes that goodwill is no longer subject to amortization, being subject instead to an annual impairment test.

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

Our evaluations during 2006 and up to the date of this annual report did not lead to any impairment of goodwill or long-lived assets. We can give no assurance that our expectations will not change as a result of new information or developments. Future changes in economic or political conditions in any country in which we operate or in the industries in which we participate, however, may cause us to change our current assessment.

Executory contracts

As part of the normal course of business, we frequently invest in the development of our beer distribution channels through a variety of commercial agreements with different retailers in order to generate sales volume. These agreements are considered to be executory contracts and accordingly the costs incurred under these contracts are recognized according to when performance occurs.

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

Labor liabilities

Our labor liabilities are comprised of pension plans liabilities, seniority premiums, post-retirement medical services and severance indemnities. The determination of our obligations and expenses for pension and other post-retirement benefits is dependent on our determination of certain assumptions used by independent actuaries in calculating such amounts. We evaluate these assumptions at least annually. In 2006, we approved a modification to our pension and retirement plans effective in 2007. Through 2006, our pension and retirement plans provided for lifetime monthly payments as a complement to the pension payment received from the Mexican Social Security Institute (Instituto Mexicano del Seguro Social or “IMSS”). Our modified pension and retirement plans provide for one lump-sum payment in addition to pension received from the IMSS, which will supplement the beneficiary’s earnings.

Additionally, in 2006, we modified the long-term assumptions used in the actuarial calculations for Mexican subsidiaries based on changes in the company’s revised estimate of current prices for settling its related obligations as a result of recent stability in the Mexican economy. These assumptions are described in note 17 to our consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. All our assumptions depend on the economic circumstances of each country where we operate.

These changes were accounted for as unrecognized prior service costs and unrecognized actuarial net loss and will be amortized over the expected service period of our personnel. The net effect of the changes mentioned above was an increase in pension and retirement plan, seniority premium and severance indemnity liabilities of Ps.768, Ps.18 and Ps.22 million, respectively.

In accordance with Mexican Financial Reporting Standards, actual results that differ from our assumptions (actuarial gains or losses) are accumulated and amortized over future periods and, therefore, generally affect our recognized expenses and recorded obligations in these future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense. The following table is a summary of the three key assumptions to be used in determining 2007 annual pension expense, along with the impact on pension expense of a 1% change in each assumed rate.

		Impact of Rate Change(2)
Assumption	2007 Rate(1)	+1%		-1%
	(in real terms)	(in millions of Mexican pesos)
Mexican and Foreign Subsidiaries:
Discount rate	4.5%	Ps.	(709)	Ps.	556
Salary increase	1.5%		509		(494)
Return on assets	4.5%		(18)		36

(1)	Calculated using a measurement dated as of December 2006.

(2)	The impact is not the same for an increase of 1% as for a decrease of 1% because the rates are not linear.

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

On December 1, 2004, an amendment to the Mexican income tax law was published and became effective as of January 1, 2005. Under this amendment:

•	The statutory income tax rate decreased to 30% for 2005 and will be subsequently reduced by one percentage point per year through 2007, when the rate is 28%;

•

The tax deduction for inventory will be made through cost of sales, and the inventory balance as of December 31, 2004 will be taxable during the next four to twelve years, based on specific criteria provided in the tax regulations;

•	Paid employee profit sharing will be deductible for income tax purposes; and

•	The limit on stockholders’ participation in taxable income or loss from Mexican subsidiaries will be eliminated for tax consolidation purposes.

Based on this amendment, we adjusted our deferred income tax liability by applying different tax rates than those originally used to temporary differences according to their estimated dates of reversal. This resulted in a decrease of Ps. 647 million in 2004 of our deferred income tax liability and to the related reduction in deferred taxes in our income statement.

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

Derivative Financial Instruments

As we mention in note 4 (q) to our consolidated financial statements, beginning in 2005 we began to apply Bulletin C-10, “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities), which requires us to measure all derivative financial instruments at fair value and recognize them in the balance sheet as an asset or liability. Changes in the fair value of derivative financial instruments are recorded each year in net income or as a component of cumulative other comprehensive income, based on the type of hedging instrument and the ineffectiveness of the hedge. The fair values of derivative financial instruments are determined considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient reliable and verifiable data, recognized in the financial sector. We base our forward price curves upon market price quotations.

New Accounting Pronouncements

Other than as described below, we do not anticipate any significant impact on our consolidated balance sheet, results of operations, changes to our financial position or cash flows, as a result of our adoption of the new accounting standards described below.

Under Mexican Financial Reporting Standards (Normas de Información Financiera, or NIF)

•	NIF B-3, Estado de resultados (Income Statement)

NIF B-3 sets the general standards for presenting and structuring the statement of income, the minimum content requirements and general disclosure standards. Consistent with NIF A-5, “Basic Elements of Financial Statements,” NIF B-3 now classifies revenues, costs and expenses, as ordinary and non-ordinary. Ordinary items (even if infrequent) are delivered from the primary activities representing an entity’s main source of revenue. Non-ordinary items are derived from activities other than those representing an entity’s main source of revenues. Consequently, the classification of certain transactions as special or extraordinary, according to former Bulletin B-3, which was previously in effect, was eliminated. As part of the structure of the income statement, ordinary items are required to be presented first and, at a minimum, present income or loss before income taxes, income or loss before discontinued operations, if any, and net income or loss. Presenting operating income is neither required nor prohibited by NIF B-3. Cost and expense items may be classified by function, by nature or a combination of both. When classified by function, gross income may be presented. Statutory employee profit sharing should now be presented as an ordinary expense (within other income (expense) pursuant to NIF No. 4 issued in January 2007) and should no longer be presented with income tax. Special items mentioned in particular Mexican Financial Reporting Standards should now be part of other income and expense, and items formerly recognized as extraordinary should be part of non-ordinary items. NIF B-3 is effective for financial periods beginning January 1, 2007.

•	NIF B-13, Hechos posteriores a la fecha de los estados financieros (Subsequent Events)

This standard requires that for (1) asset and liability restructurings and (2) creditor waivers to their right to demand payment in case the entity defaults on contractual obligations, in each case occurring in the period between the date of the financial statements and the date of their issuance, disclosure only needs to be included in a note to the financial statements while recognition of these items should take place in the financial statements for the period in which such event takes place. Previously, these events were recognized in the financial statements in addition to their disclosure. NIF A-7, “Presentation and Disclosure,” which has been in effect as of January 1, 2006, requires, among other things, that the date on which the issuance of the financial statements is authorized be disclosed as well as for the name of the authorizing management officer(s) or body (bodies) to be disclosed. NIF B-13 establishes that if the entity owners or others are empowered to modify the financial statements, such fact should also be disclosed. Subsequent approval of the financial statements by the stockholders or other body does not change the subsequent period, which ends when issuance of the financial statements is authorized. NIF B-13 is effective for financial periods beginning January 1, 2007.

•	NIF C-13, Partes relacionadas (Related Parties)

This standard broadens the concept of “related parties” to include (1) the overall business in which the reporting entity participates; (2) close family members of key officers; and (3) any fund created in connection with a labor-related compensation plan. In addition, NIF C-13 requires the following disclosure: (1) that the terms and conditions of consideration paid or received in transactions carried out between related parties are equivalent to those of similar transactions carried out by the reporting entity with independent parties, to the extent sufficient evidence exists as a basis for comparison; (2) any benefits granted to key officers; and (3) the name of the direct controlling company and, if different, name of the ultimate controlling company. Notes to comparative financial statements of prior periods should disclose the new provisions of NIF C-13. NIF C-13 is effective for financial periods beginning January 1, 2007.

•	NIF D-6, Capitalización del resultado integral de financiamiento (Capitalization of Integral Result of Financing)

NIF D-6 establishes general capitalization standards that include specific accounting for financing in domestic and foreign currencies, or a combination of each. Some of these standards include: (1) a provision for the mandatory capitalization of integral result of financing directly attributable to the acquisition of qualifying assets; (2) a clarification that yields obtained from temporary investments before capital expenditures are made must be excluded from the amount capitalized, to the extent financing in domestic currency is used to acquire these assets; (3) a provision specifying that exchange gains or losses from foreign currency financing should be capitalized considering the valuation of associated hedging instruments, if any; (4) a methodology to calculate capitalizable integral result of financing relating to funds from generic financing; (5) a clarification that, in the context of land, integral result of financing may be capitalized if development is being undergone; and (6) the establishment of other conditions that must be met to capitalize integral result of financing, as well as rules indicating when integral of financing should no longer be capitalized. NIF D-6 is effective for financial periods beginning January 1, 2007.

Under U.S. GAAP

•	“Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statement No. 133 and 140”, or SFAS No. 155

SFAS No.155 amends SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 155 establishes that: (1) fair value re-measurement is permitted for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (2) interest-only strips and principal-only strips are not subject to SFAS No. 133 requirements, which is a clarification to past pronouncements (3) interests must be evaluated in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (4) concentrations of credit risk in the form of subordination are not embedded derivatives, which is a clarification to past pronouncements; (5) the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument is eliminated, which represents a change to SFAS No. 140. SFAS No.155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We are in the process of determining the impact of adopting this new accounting principle on our consolidated financial position and results of operations.

•	“Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140”, or SFAS No. 156

SFAS No. 156 amends SFAS No.140 with respect to the accounting for separately recognized servicing assets and servicing liabilities and establishes that entities must recognize servicing assets or servicing liabilities each time they undertake an obligation to service a financial asset by entering into a servicing contract in certain specific situations. SFAS No. 156 also requires recognizing separately servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and also permits an entity to choose either the amortization method or the fair value measurement method to recognize servicing assets and servicing liabilities. SFAS No. 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. We are in the process of determining the impact of adopting this new accounting principle on our consolidated financial position and results of operations.

•	“Fair Value Measurements”, or SFAS No. 157

SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 also clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are in the process of determining the impact of adopting this new accounting principle on our consolidated financial position and results of operations.

•	“Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, or SFAS No. 158

SFAS No. 158 requires companies to measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. Companies no longer are permitted to measure the funded status of their plan(s) by being able to choose a measurement date up to three months prior to year end. This aspect of SFAS No. 158 is effective for all companies in fiscal years ending after December 15, 2008, but does not impact our company, our results of operations or our cash flows, as our measurement date is the same as our fiscal year end. Retrospective application of SFAS No. 158 is not permitted.

•	“Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or SFAS Interpretation (“FIN”) No. 48

This interpretation provides detailed guidance for financial statement recognition, measurement and disclosure of uncertain tax positions recognized in a company’s financial statements in accordance with SFAS No.109, “Accounting for Income Taxes.” FIN No. 48 requires a company to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN No. 48 will be effective for fiscal years beginning after December 15, 2006 (including the first interim period for calendar-year companies) and the provisions of FIN No. 48 were applicable with respect to all tax positions under SFAS No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. We are in the process of determining the impact of adopting this new accounting principle on our consolidated financial position and results of operations.

•	“How Taxes Are Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement”, or Emerging Issues Task Force (EITF) Issue No. 06-3

The scope of EITF Issue No. 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and certain excise taxes. The Emerging Issues Task Force (EITF) reached a tentative conclusion that the presentation of taxes mentioned above on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board (APB) Opinion No. 22. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if the amounts are significant. The disclosure of these taxes can be done on an aggregate basis. The tentative conclusion of the EITF requires only the presentation of additional disclosures and, as a result, an entity would not be required to reevaluate its existing policies related to taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. However, if a company chooses to reevaluate its existing policies and elects to change the presentation of taxes within the scope of EITF Issue No. 06-3, it must follow the requirements of Statement No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” The EITF also reached a tentative conclusion that Issue No. 06-3 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. Earlier application is permitted. We are in the process of determining the impact of adopting this new accounting principle on our consolidated financial position and results of operations.

Operating Results

The following table sets forth our consolidated income statement under Mexican Financial Reporting Standards for the years ended December 31, 2006, 2005 and 2004:

	Year Ended December 31,
	2006	2006	2005	2004
	(in millions of U.S. dollars and constant Mexican pesos at December 31, 2006)
Net sales	$11,667	Ps. 125,994	Ps. 111,051	Ps. 101,637
Other operating revenues	40	433	585	679

Total revenues	11,707	126,427	111,636	102,316

Cost of sales	6,291	67,940	59,483	54,190
Gross profit	5,416	58,487	52,153	48,126
Operating expenses:
Administrative	778	8,400	7,466	7,245
Selling	3,028	32,697	28,284	25,917

Total operating expenses	3,806	41,097	35,750	33,162

Income from operations	1,610	17,390	16,403	14,964
Interest expense	(374)	(4,040)	(4,520)	(4,076)
Interest income	65	707	684	613

Interest expense, net	(309)	(3,333)	(3,836)	(3,463)
Foreign exchange gain (loss)	(20)	(217)	308	(23)
Gain on monetary position	129	1,395	1,169	2,112
Market value loss on ineffective portion of derivative financial instrument	(10)	(109)	(160)	—

Integral result of financing	(210)	(2,264)	(2,519)	(1,374)
Other expenses, net	(104)	(1,125)	(452)	(856)

Income before taxes and employee profit sharing	1,296	14,001	13,432	12,734
Taxes and employee profit sharing	445	4,806	4,866	2,649

Consolidated net income	$851	Ps. 9,195	Ps. 8,566	Ps. 10,085

Net majority income	613	6,622	5,766	6,411
Net minority income	238	2,573	2,800	3,674

Consolidated net income	$851	Ps. 9,195	Ps. 8,566	Ps. 10,085

The following table sets forth certain operating results by reportable segment under Mexican Financial Reporting Standards for each of our segments for the years ended December 31, 2006, 2005 and 2004:

	Year Ended December 31,
				Percentage Growth
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
	(in millions of constant Mexican pesos at December 31, 2006, except for percentages)
Net sales
Coca-Cola FEMSA	Ps. 57,539	Ps. 53,601	Ps. 50,899	7.3%	5.3%
FEMSA Cerveza	35,370	28,521	26,612	24.0%	7.2%
FEMSA Comercio	35,500	29,898	24,556	18.7%	21.8%
Total revenues
Coca-Cola FEMSA	57,738	53,997	51,276	6.9%	5.3%
FEMSA Cerveza	35,599	28,690	26,848	24.1%	6.9%
FEMSA Comercio	35,500	29,898	24,556	18.7%	21.8%
Cost of sales
Coca-Cola FEMSA	30,196	27,522	26,227	9.7%	4.9%
FEMSA Cerveza	15,271	11,564	11,048	32.1%	4.7%
FEMSA Comercio	25,866	21,967	18,037	17.8%	21.8%
Gross profit
Coca-Cola FEMSA	27,542	26,475	25,049	4.0%	5.7%
FEMSA Cerveza	20,328	17,126	15,800	18.7%	8.4%
FEMSA Comercio	9,634	7,931	6,519	21.5%	21.7%
Income from operations
Coca-Cola FEMSA	9,456	9,218	8,459	2.6%	9.0%
FEMSA Cerveza	5,915	5,590	5,101	5.8%	9.6%
FEMSA Comercio	1,604	1,310	979	22.4%	33.8%
Depreciation
Coca-Cola FEMSA(1)	2,393	2,385	2,177	0.4%	9.5%
FEMSA Cerveza	1,684	1,558	1,604	8.1%	(2.8)%
FEMSA Comercio	415	336	232	23.8%	44.8%
Gross margin(2)
Coca-Cola FEMSA	47.7%	49.0%	48.9%	(1.3)%	0.2%
FEMSA Cerveza	57.1%	59.7%	58.8%	(2.6)%	0.9%
FEMSA Comercio	27.1%	26.5%	26.5%	0.6%	0.0%
Operating margin(3)
Coca-Cola FEMSA	16.4%	17.1%	16.5%	(0.7)%	0.6%
FEMSA Cerveza	16.6%	19.5%	19.0%	(2.9)%	0.5%
FEMSA Comercio	4.5%	4.4%	4.0%	0.1%	0.4%

(1)	Includes breakage of bottles of Coca-Cola FEMSA.

(2)	Gross margin calculated with reference to total revenues.

(3)	Operating margin calculated with reference to total revenues.

Results of Operations For Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

FEMSA Consolidated

In 2006, FEMSA Cerveza acquired 99.83% of the Brazilian brewer, Cervejarias Kaiser, or Kaiser, through a series of transactions with Molson Coors and Heineken N.V. The following discussion of our consolidated results for 2006 fully reflects the inclusion of the results for Brazilian beer operations in 2006. However, because we did not own Brazilian beer operations prior to this period, our consolidated results and FEMSA Cerveza’s results for 2006 are not fully comparable to the prior period.

Total Revenues

Consolidated total revenues increased 13.2% to Ps. 126,427 million in 2006 compared to Ps. 111,636 million in 2005. All of FEMSA’s operations—soft drinks, beer and retail—contributed to this revenue growth. FEMSA Cerveza was the largest contributor to consolidated total revenue growth in 2006, representing approximately 47% of the increase, due to the inclusion of its newly acquired Brazilian beer operations and a 9.3% increase in Mexico beer sales, which reached Ps. 25,286 million in 2006. The remaining growth came primarily from FEMSA Comercio and Coca-Cola FEMSA. FEMSA Comercio’s total revenues increased 18.7% to Ps. 35,500 million, due in large part to the 706 net new stores opened during the year. Coca-Cola FEMSA’s total revenues increased 6.9% to Ps. 57,738 million, mainly due to increased prices and strong volume growth throughout most of its nine countries of operation. This increase was partially offset by Mexico’s continued pricing pressure, which was partly compensated for by price improvements in the other areas.

Gross Profit

Consolidated cost of sales increased 14.2 % to Ps. 67,940 million in 2006 compared to Ps. 59,483 million in 2005. Approximately 79% of this increase resulted from FEMSA Comercio and its Oxxo store expansion, and to FEMSA Cerveza, which increased its cost of sales due to the acquisition of its Brazilian beer operations.

Consolidated gross profit increased 12.1% to Ps. 58,487 million in 2006 compared to Ps. 52,153 million in 2005. Approximately 51% of this increase resulted from FEMSA Cerveza, due to the inclusion of its newly acquired Brazilian operations. Gross margin decreased 0.4 percentage points to 46.3% of consolidated total revenues in 2006, compared to 46.7% of consolidated total revenues in 2005. The slight decline in consolidated gross margin from 2005 levels resulted from the inclusion of FEMSA Cerveza’s lower margin beer operations in Brazil, and the increased contribution of FEMSA Comercio in our consolidated financial results, which has lower gross margin relative to our other operations, typical of convenience and retail store formats.

Income from Operations

Consolidated operating expenses increased 15.0% to Ps. 41,097 million in 2006 compared to Ps. 35,750 million in 2005. Approximately 54% of this increase was due to FEMSA Cerveza, which increased expenses year-over-year due to the inclusion of its newly acquired Brazilian operations and increased selling expenses in the Mexican market, primarily for advertising and market-related initiatives. As a percentage of total revenues, consolidated operating expenses increase 0.5 percentage points to reach 32.5% in 2006 compared with 32.0% in 2005.

Consolidated administrative expenses increased 12.5% to Ps. 8,400 million in 2006 compared to Ps. 7,466 million in 2005. As a percentage of total revenues, consolidated administrative expenses decreased 0.1 percentage points to reach 6.6% in 2006 compared with 6.7% in 2005. The lower level of administrative expenses relative to total revenue growth resulted from a 0.1% reduction in administrative expenses at Coca-Cola FEMSA and stable administrative expenses as a percentage of total revenues at FEMSA Cerveza (excluding Brazil) and FEMSA Comercio.

Consolidated selling expenses increased 15.6% to Ps. 32,697 million in 2006 as compared to Ps. 28,284 million in 2005. Approximately 54% of this increase was due to FEMSA Cerveza and the inclusion of its newly acquired Brazilian operations, and 29% to FEMSA Comercio’s rapid rate of growth. As a percentage of total beer revenues, selling expenses increased 0.6 percentage points to reach 25.9% in 2006 compared to 25.3% in 2005.

We incur various expenses related to the distribution of our products that are accounted for in our selling expenses. During 2006 and 2005, our distribution costs amounted to Ps. 9,190 million and Ps. 8,586 million, respectively. The exclusion of these charges from our cost of sales may result in the amounts reported as gross profit not being comparable to other companies that may include all expenses related to their distribution network in cost of sales when calculating gross profit or an equivalent measure.

Consolidated income from operations increased 6.0% to Ps. 17,390 million in 2006 as compared to Ps. 16,403 million in 2005. Over one-third of this increase resulted from FEMSA Cerveza and its top-line growth combined with gross margin improvements that offset increased operating expenses and the negative impact from the inclusion of the newly acquired Brazilian operations. The remaining amount is attributable to FEMSA Comercio and Coca-Cola FEMSA, representing approximately 30% and 24% respectively. Consolidated operating margin decreased 0.9 percentage points from 2005 levels to 13.8% of consolidated total revenues in 2006. The decrease in operating margin was primarily attributable to the inclusion of FEMSA Cerveza’s Brazilian beer operations, which generated a loss of Ps. 74 million due partly to increased marketing expenses for the brand Kaiser and in part to the launch of the brand Sol, to a margin contraction at our key beverage operations, and to the increased contribution of the Oxxo retail chain, which has the lowest operating margin relative to our other core beverage operations.

Some of our subsidiaries pay management fees to us in consideration for corporate services provided to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Coca-Cola FEMSA

Total Revenues

Coca-Cola FEMSA’s total revenues increased 6.9% to Ps. 57,738 million in 2006 compared to Ps. 53,997 million in 2005. Net sales increased 7.3% to Ps. 57,539 million in 2006 compared to Ps. 53,601 million in 2005 and represented 99.7% of total revenues in 2006. Total revenue growth primarily resulted from Brazil, Venezuela and Mexico, accounting for approximately 34%, 18% and 17% of the incremental total revenues, respectively.

Sales volume reached 1,998 million unit cases in 2006 compared to 1,889 million unit cases in 2005, which represents an increase of 5.8%, mainly driven by a 6.4% volume growth of the Coca-Cola brand, which accounted for almost 70% of incremental volume. Sales volume growth in Mexico and Brazil accounted for over 57% of our incremental volume. Carbonated soft drink sales volume grew 5.9% to 1,694.7 million unit cases, driven by incremental volume across all of our territories.

Average price per unit case (calculated by dividing net sales by total sales volume excluding beer in Brazil) remained flat in real terms at Ps. 28.36 (US$ 2.61) during 2006, due to price increases in all our territories except for Mexico and Argentina.

Gross Profit

Cost of sales increased 9.7% to Ps. 30,196 million in 2006 compared to Ps. 27,522 million in 2005. As a percentage of total sales, cost of sales increased 1.3 percentage points from 2005 to reach 52.3% of total revenues in 2006. The increase was mainly due to higher sweetener costs in all of our operations, combined with higher plastic bottle prices in some of our territories and higher packaging costs due to a packaging mix shift towards non-returnable presentations.

Gross profit increased 4.0% to Ps. 27,542 million in 2006 compared to Ps. 26,475 million in 2005, Brazil and Mexico accounted for over 45% of this growth. Gross margin decreased 1.3 percentage points due to higher cost per unit case in all of our territories, except Mexico and Argentina.

Income from Operations

Operating expenses increased 4.8% to Ps. 18,086 million in 2006 compared to Ps. 17,257 million in 2005 mainly as a result of salary increases ahead of inflation in some of the countries in which we operate, higher operating expenses due to increases in maintenance expenses and freight costs in some territories, and higher marketing investment in our major operations in connection with several initiatives intended to reinforce our presence in the market and to build brand equity. As a percentage of total revenues, operating expenses declined from 32.0% in 2005 to 31.3% in 2006 due to higher fixed-cost absorption, driven by incremental volumes and higher average price per unit case. Administrative expenses increased 5.8% to Ps. 3,201 million in 2006 from Ps. 3,026 million in 2005. Selling expenses increased 4.6% to Ps. 14,885 million in 2006 compared to Ps. 14,231 million in 2005. At 25.8% of total revenues, selling expenses decreased 0.5 percentage points from 2005 levels.

After conducting a thorough analysis, performed by a third party, of the current conditions and expected useful life of our cooler inventories in our territories in Mexico, we decided to modify the useful life of Coca-Cola FEMSA’s coolers in Mexico from five to seven years. We made this decision based on Coca-Cola FEMSA’s equipment maintenance policy and our ability to better manage our cooler platform in the marketplace. This change in estimate, which was accounted for prospectively reduced our amortization expenses by Ps. 127 million in 2006, and increased our operating income by a similar amount.

Income from operations increased 2.6% to Ps. 9,456 million in 2006 compared to Ps. 9,218 million in 2005 as a result of higher fixed-cost absorption due to higher revenues. Growth in operating income in Colombia, Central America and Brazil more than compensated for flat operating income in Mexico and a decline in Venezuela and Argentina. Operating margin decreased by 0.7 percentage points to 16.4% in 2006 compared to 17.1% in 2005, mainly due to higher cost per unit case.

FEMSA Cerveza

Total Revenues

FEMSA Cerveza total revenues increased 24.1% to Ps. 35,599 million in 2006 as compared to Ps. 28,690 million in 2005. Net sales, which include beer and packaging sales, represented 99.4% of total revenues. This growth was primarily due to the inclusion of FEMSA Cerveza’s Brazilian operations, which represented approximately 62% of the increase in total revenues. The remaining growth came from a 9.6% increase in export beer sales, a 9.3% increase in Mexican beer sales and a 6.5% increase in packaging sales.

Mexico

Mexico sales volume increased 5.6% to 25.951 million hectoliters in 2006 compared to 24.580 million hectoliters in 2005. The increased product innovation, broader availability of our beers, successful execution at the point of sale, revenue management initiatives and continued strength in consumer demand, produced this top-line growth. Most notable was the growth of our Tecate Light and Sol brands, which through focused initiatives have shown improved brand equity and health indicators.

Mexico price per hectoliter increased 3.6% to Ps. 974.4 in 2006 compared to Ps. 940.8 in 2005. This strength was driven by (1) the higher price realized from volume brought under direct distribution earlier in the year, (2) a positive mix effect and (3) revenue management and other initiatives aimed at optimizing price points per stock keeping unit and channel while selectively adjusting the margin offered to the retailer.

Brazil

Brazil sales volume was 8.935 million hectoliters in 2006. Brazil price per hectoliter was Ps. 476.6 in 2006.

Export

Export sales volume increased 15.3% to 2.811 million hectoliters in 2006 compared to 2.438 million hectoliters in 2005. This result was slightly above our expectations, in part due to the contribution of Heineken USA, which enabled us to outpace import category growth in the United States for a second year in a row.

Export price per hectoliter decreased 5.0% to Ps. 1,020.6 in 2006 compared to Ps. 1,074.1 in 2005. The decrease in export price reflects a negative foreign exchange rate effect due to the year-on-year real strengthening of the Mexican peso, and to a lesser extent due to presentation and channel mix effects as FEMSA Cerveza’s 24-ounce presentation of Tecate continued to grow in the off-premise trade.

Gross Profit

Cost of sales increased 32.1% to Ps. 15,271 million in 2006 compared to Ps. 11,564 million in 2005. As a percentage of total revenues, cost of sales increased 2.6 percentage points from 2005. The increase relative to total revenues growth resulted from the inclusion of our Brazilian beer operations, which has a lower gross margin compared to Mexico and exports. Excluding our Brazilian beer operations, as a percentage of revenues, cost of sales would have decreased 0.5 percentage points from 2005.

Gross profit reached Ps. 20,328 million in 2006 compared to Ps. 17,126 million in 2005, resulting in a gross margin of 57.1% as compared to 59.7%. The 2.6 percentage points decline from 2005 resulted from the inclusion of our Brazilian beer operations. Excluding our Brazilian beer operations, the gross margin would have improved 0.5 percentage points from 2005 due to the benefits of volume-driven fixed cost absorption and increased efficiency, which compensated for upward pricing pressure from raw materials, particularly aluminum.

Income from Operations

Operating expenses increased 24.9% to Ps. 14,413 million in 2006 compared to Ps. 11,536 million in 2005. Administrative expenses increased 14.1% to Ps. 4,091 million in 2006 compared to Ps. 3,585 million in 2005, of which 28% of the increase corresponds to the inclusion of our Brazilian beer operations and the remaining 72% reflects changes in the distribution network, enhancements to our infrastructure and compliance-related activities. Selling expenses increased 29.8% to Ps. 10,322 million in 2006 as compared with Ps. 7,951 million in 2005. Approximately 58% of the increase in selling expenses resulted from the inclusion of the Brazilian beer operations, with most of the remaining increase (approximately 30%) resulting from increased selling expenses in the Mexican market due to the expense structure of third-party volume brought into direct distribution in the year, incremental services provided to retailers whose margins we adjust, increased activation at the point of sale and a strengthened commercial sales structure.

Income from operations increased 5.8% to Ps. 5,915 million in 2006 compared to Ps. 5,590 million in 2005. This reflects an increase in total revenues on strong volume growth and pricing, combined with higher cost of sales and operating expenses. The inclusion of Brazil resulted in a reduction of Ps. 74 million in total income from operations.

FEMSA Comercio

Total Revenues

FEMSA Comercio total revenues increased 18.7% to Ps. 35,500 million in 2006 compared to Ps. 29,898 million in 2005. The increase in total revenues was mainly a result of the aggressive expansion of the Oxxo convenience store chain, which added 706 net new Oxxo stores during 2006. As of December 31, 2006, we had 4,847 Oxxo stores nationwide. This is Oxxo’s 11th consecutive year of increasing the number of net new store openings.

Same-store sales of Oxxo increased an average of 8.2% in 2006, reflecting an increase in the average customer ticket of 2.8% and an increase in store traffic of 5.4%. This increase reflects rapid store expansion and stronger category management practices, such as tailored product offerings within the stores.

Gross Profit

Cost of sales increased 17.7% to Ps. 25,866 million in 2006, below total revenue growth, compared with Ps. 21,967 million in 2005. As a result, gross profit reached Ps. 9,634 million in 2006, which represented a 21.5% increase from 2005. Gross margin expanded 0.6 percentage points to reach 27.1% of total revenues, primarily due to the benefit from increased coordinated efforts with our suppliers to provide what we believe to be the right promotions and right products for consumers.

Income from Operations

Operating expenses increased 21.3% to Ps. 8,030 million in 2006 compared with Ps. 6,621 million in 2005. Administrative expenses increased 19.4% to Ps. 727 million in 2006 compared with Ps. 609 million in 2005, due to compliance-related expenses and administrative personnel to support the expanded store base. Selling expenses increased 21.5% to Ps. 7,303 million in 2006 compared with Ps. 6,012 million in 2005, due to an increase in expenses related to the development of direct distribution capabilities, opening of new administrative offices in Colima, Tapachula and Tuxtla, an increase in energy tariffs and consumption as we continue to add to our fast-food capabilities, and increased depreciation expense due to the ongoing renovation of certain Oxxo store formats.

Income from operations increased 22.4% to Ps. 1,604 million in 2006 compared with Ps. 1,310 million in 2005. This increase was above revenue growth, and contributed to a 0.1 percentage point increase in operating margin which reached 4.5% in 2006 compared with 4.4% in 2005.

FEMSA Consolidated—Net Income

Integral Cost of Financing

Net interest expense reached Ps. 3,333 million in 2006 compared with Ps. 3,836 million in 2005, resulting from a lower average interest rate of 8.8% in 2006 compared to 9.3% in 2005, and a reduction in peso denominated debt, which has a higher interest rate relative to dollar denominated debt.

Foreign exchange (loss/gain) amounted to a loss of Ps. 217 million in 2006 compared with a gain of Ps. 308 million in 2005. This loss resulted from the negative effect of the weakening of the Mexican peso on our U.S. dollar-denominated debt during 2006.

Monetary position amounted to a gain of Ps. 1,395 million in 2006 compared with a gain of Ps. 1,169 million in 2005. The increase in the amount of our gain in 2006 compared with 2005 reflects the inflation on our increased liabilities recorded in 2006.

Taxes

Tax recognized in 2006, which includes income tax, tax on assets and employee profit sharing, amounted to Ps. 4,806 million compared to Ps. 4,866 million in 2005. The 1.2% decrease from 2005 is primarily due a reduction in corporate tax rates. Consequently, the effective tax rate (calculated as income before taxes and employee profit sharing divided by taxes and employee profit sharing) in 2006 was 34.3% compared to 36.2% in 2005.

Net Income

Net income increased 7.3% to Ps. 9,195 million in 2006 compared to Ps. 8,566 million in 2005. This increase was due to growth of 6.0% in income from operations combined with a 13.1% decrease in net interest expense, higher gains on monetary position of 19.3%, and a reduction in the effective tax rate, partially offset by an increase in other expenses.

Net majority income amounted to Ps. 6,622 million in 2006 compared with Ps. 5,766 million in 2005, an increase of 14.8% from 2005 levels. Net majority income per FEMSA Unit (consisting of FEMSA BD Units and FEMSA B Units) was Ps. 5.552 in 2006. Net majority income per FEMSA ADS, considering an exchange rate of Ps. 10.876 per dollar, was US$ 5.105 in 2006.

Results of Operations For Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

FEMSA Consolidated

Total Revenues

Consolidated total revenues increased 9.1% to Ps. 111,636 million in 2005 compared to Ps. 102,316 million in 2004. Consolidated net sales increased 9.3% to Ps. 111,051 million in 2005 compared to Ps. 101,637 million in 2004. All of FEMSA’s operations—soft drinks, beer, and retail—contributed positively to this high single-digit pace. FEMSA Comercio was the largest contributor to consolidated total revenue growth in 2005, representing approximately 60% of the increase. FEMSA Comercio’s total revenues increased 21.8% to Ps. 29,898 million, due in large part to the 675 net new stores opened during the year. Most of the remaining growth came from Coca-Cola FEMSA and FEMSA Cerveza. Coca-Cola FEMSA’s total revenues increased 5.3% to Ps. 53,997 million, mainly due to increased prices and volume growth in Mexico, Brazil and Colombia. FEMSA Cerveza posted total revenue growth of 6.9% to Ps. 28,690 million, due primarily to a 5.2% increase in total sales volume and a 2.3% increase in the total real price per hectoliter.

Gross Profit

Consolidated cost of sales increased 9.8% to Ps. 59,483 million in 2005 compared to Ps. 54,190 million in 2004. Approximately 74% of this increase resulted from FEMSA Comercio and its rapid pace of store expansion.

Consolidated gross profit increased 8.4% to Ps. 52,153 million in 2005 compared to Ps. 48,126 million in 2004, with Coca-Cola FEMSA, FEMSA Cerveza and FEMSA Comercio each representing approximately one-third of the increase. Gross margin decreased 0.3 percentage points to 46.7% of consolidated total revenues in 2005, compared to 47.0% of consolidated total revenues in 2004. We achieved an expanding or stable gross margin in all of our main business units and the slight decline in consolidated gross margin from 2004 levels resulted from the increased contribution of FEMSA Comercio in our consolidated financial results, which has a lower gross margin relative to our other operations.

Income from Operations

Consolidated operating expenses increased 7.8% to Ps. 35,750 million in 2005 compared to Ps. 33,162 million in 2004. Approximately 42% of this increase was due to FEMSA Comercio’s rapid growth and 39% was attributable to FEMSA Cerveza, which increased selling expenses in connection with its new agreement with Heineken USA and also increased advertising for new products and presentations in the domestic market. As a percentage of total revenues, consolidated operating expenses declined 0.4 percentage points to reach 32.0% in 2005 compared with 32.4% in 2004.

Consolidated administrative expenses increased 3.1% to Ps. 7,466 million in 2005 versus Ps. 7,245 million in 2004. The lower level of administrative expenses relative to total revenue growth resulted from a 0.2% reduction in expenses at Coca-Cola FEMSA and a decrease in expenses as a percentage of total revenues at FEMSA Cerveza and FEMSA Comercio. As a percentage of total revenues, consolidated administrative expenses decreased 0.4 percentage points to reach 6.7% in 2005 compared with 7.1% in 2004.

Consolidated selling expenses increased 9.1% to Ps. 28,284 million in 2005 as compared to Ps. 25,917 million in 2004. Approximately 45% of this increase was due to FEMSA Comercio’s rapid rate of growth, and approximately 31% was due to FEMSA Cerveza’s increased expenses related to the new agreement with Heineken USA and increased advertising for new products and presentations in the domestic market. As a percentage of total revenues, selling expenses remained stable at 25.3% in 2005 compared with 25.3% in 2004.

We incur various expenses related to the distribution of our products that are accounted for in our selling expenses. During 2005 and 2004, our distribution costs amounted to Ps. 8,586 million and Ps. 7,807 million, respectively. The exclusion of these charges from our cost of sales may result in the amounts reported as gross profit not being comparable to other companies that may include all expenses related to their distribution network in cost of sales when calculating gross profit or an equivalent measure.

Consolidated income from operations increased 9.6% to Ps. 16,403 million in 2005 as compared to Ps. 14,964 million in 2004. Almost half of this increase resulted from Coca-Cola FEMSA and its solid top-line growth combined with reduced expenses. The remaining amount is attributable to FEMSA Cerveza and FEMSA Comercio, representing 34% and 23%, respectively. Consolidated operating margin increased 0.1 percentage points from 2004 levels to 14.7% of consolidated total revenues in 2005. The stable operating margin was primarily due to operating margin improvements at Coca-Cola FEMSA and FEMSA Cerveza that completely offset the increased contribution of FEMSA Comercio, which is our fastest growing business with the lowest operating margin relative to our other core operations.

Some of our subsidiaries pay management fees to FEMSA in consideration for corporate services provided to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Coca-Cola FEMSA

Total Revenues

Coca-Cola FEMSA’s total revenues increased 5.3% to Ps. 53,997 million in 2005 compared to Ps. 51,276 million in 2004. Net sales increased 5.3% to Ps. 53,601 million in 2005 compared to Ps. 50,899 million in 2004 and represented 99.3% of total revenues in 2005. Total revenue growth primarily resulted from Mexico, Brazil and Colombia, accounting for approximately 55%, 29% and 16%, of the incremental total revenues, respectively.

Sales volume reached 1,889 million unit cases in 2005 compared to 1,812 million unit cases in 2004, which represents an increase of 4.3%. Most of the increase came from carbonated soft drink volume growth of 3.6% in 2005. The Coca-Cola brand accounted for over 50% of the incremental volume.

Average price per unit case (calculated by dividing net sales by total sales volume) increased 0.8% from Ps. 28.14 in 2004 to Ps. 28.37 in 2005. The increase was primarily due to price increases in all our territories except for Central America. Price increases implemented during the year mainly in Venezuela, Colombia and

Argentina, combined with better packaging and product mix in Mexico and Brazil, resulted in higher average prices per unit case.

Gross Profit

Cost of sales increased 4.9% to Ps. 27,522 million in 2005 compared to Ps. 26,227 million in 2004. As a percentage of total revenues, cost of sales decreased 0.2 percentage points to reach 51.0% of sales in 2005, slightly below 2004 levels. Lower sweetener costs in Mexico and Colombia, combined with the appreciation of local currencies in the majority of our territories applied to U.S. dollar-denominated costs, more than compensated for increases in prices for resin used to produce plastic bottles.

Gross profit increased 5.7% to Ps. 26,475 million in 2005 compared to Ps. 25,049 million in 2004, resulting in a gross margin of 49.0%. Brazil and Mexico accounted for 90% of this growth. Gross margin improved 0.2 percentage points as a result of higher average prices per unit case in all our territories, except for Central America, and relatively stable average costs per unit case on a consolidated basis.

Income from Operations

Operating expenses increased 4.0% to Ps. 17,257 million in 2005 compared to Ps. 16,590 million in 2004. As a percentage of total revenues, operating expenses declined from 32.3% in 2004 to 32.0% in 2005 due to higher fixed-cost absorption driven by incremental volumes and higher average price per unit case. Administrative expenses declined 0.2% to Ps. 3,026 million in 2005 from Ps. 3,033 million in 2004. Selling expenses increased 5.0% to Ps. 14,231 million in 2005 compared to Ps. 13,557 million in 2004. At 26.3% of total revenues, selling expenses decreased 0.1 percentage points from 2004 levels.

Income from operations increased 9.0% to Ps. 9,218 million in 2005 compared to Ps. 8,459 million in 2004. Growth in Mexico, Brazil and Colombia more than compensated for operating income decline in Central America and Venezuela. Operating margin improved by 0.6 percentage points to 17.1% in 2005 compared to 16.5% in 2004.

FEMSA Cerveza

Total Revenues

FEMSA Cerveza total revenues increased 6.9% to Ps. 28,690 million in 2005 as compared to Ps. 26,848 million in 2004. Net sales increased 7.2% to Ps. 28,521 million in 2005 compared to Ps. 26,612 million in 2004. Net sales, which include beer and packaging sales, represented 99.4% of total revenues. This growth was primarily due to total beer sales volume growth of 5.2%, a 2.3% increase in total real price per hectoliter and a 2.9% increase in packaging sales.

Mexican beer sales volume increased 4.9% to 24.580 million hectoliters in 2005 compared to 23.442 million hectoliters in 2004. The increased product innovation, broader availability of our beers supported by the expansion of Oxxo, successful execution at the point of sale, and revenue management initiatives produced this top-line growth. During the year, we rolled out an unprecedented amount of new products and presentations, launching 200 new SKUs throughout the country.

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

Gross Profit

Cost of sales increased 4.7% in 2005 and as a percentage of total revenues decreased 0.9 percentage points from 2004. Cost of sales reached Ps. 11,564 million in 2005 compared to Ps. 11,048 million in 2004. Gross profit reached Ps. 17,126 million in 2005 compared to Ps. 15,800 million in 2004, resulting in a gross margin of 59.7%

as compared to 58.8%. The gross margin expanded 0.9% as a result of higher prices per hectoliter in exports due to the new Heineken agreement structure, which did not apply in 2004, the strength of the Mexican peso as applied to U.S. dollar-denominated raw materials, and operating efficiencies.

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

Income from Operations

Operating expenses increased 7.8% to Ps. 11,536 million in 2005 compared to Ps. 10,699 million in 2004. Administrative expenses increased 2.7% to Ps. 3,585 million in 2005 compared to Ps. 3,491 million in 2004. Selling expenses increased 10.3% to Ps. 7,951 million in 2005 as compared with Ps. 7,208 million in 2004. Most of this increase was due to additional market spending under the new agreement with Heineken USA and increased domestic advertising spending for new products and presentations.

Income from operations increased 9.6% to Ps. 5,590 million in 2005 compared to Ps. 5,101 million in 2004. This reflects an increase in total revenues and reduced cost of sales relative to revenues, which more than compensated for increased operating expenses.

FEMSA Comercio

Total Revenues

FEMSA Comercio total revenues increased 21.8% to Ps. 29,898 million in 2005 compared to Ps. 24,556 million in 2004. The increase in total revenues was mainly a result of the aggressive expansion of the Oxxo convenience store chain, which added 675 net new Oxxo stores during 2005. As of December 31, 2005, we had 4,141 Oxxos nationwide. This is Oxxo’s 10th consecutive year of increasing the number of new store openings.

Same-store sales of Oxxo increased an average of 8.7% in 2005, reflecting an increase in the average ticket of 1.3% and an increase in store traffic of 7.2%. This increase reflects rapid store expansion and stronger category management practices, such as tailored product offerings within the stores.

Gross Profit

Cost of sales increased 21.8% to Ps. 21,967 million in 2005, in-line with total revenue growth, compared with Ps. 18,037 million in 2004. As a result, gross profit reached Ps. 7,931 million in 2005, which represented a 21.7% increase from 2004. Gross margin remained in-line with 2004 levels at 26.5%.

Income from Operations

Operating expenses increased 19.5% to Ps. 6,621 million in 2005 compared with Ps. 5,540 million in 2004. Administrative expenses increased 4.8% to Ps. 609 million in 2005 compared with Ps. 581 million in 2004. Selling expenses increased 21.2% to Ps. 6,012 million in 2005 compared with Ps. 4,959 million in 2004. In 2005, selling expenses represented 20.1% of total revenues, remaining in line with 2004 levels, which were 20.2%.

Income from operations increased 33.8% to Ps. 1,310 million in 2005 compared with Ps. 979 million in 2004. This increase was above revenue growth, and contributed to a 0.4 percentage point increase in operating margin which reached 4.4% in 2005 compared with 4.0% in 2004.

FEMSA Consolidated—Net Income

Integral Result of Financing

Net interest expense reached Ps. 3,836 million in 2005 compared with Ps. 3,463 million in 2004, despite the reduction in overall debt, resulting primarily from higher interest expense due to the conversion through currency swaps of U.S. dollar denominated debt into Mexican pesos.

Foreign exchange (loss/gain) amounted to a gain of Ps. 308 million in 2005 compared with a loss of Ps. 23 million in 2004. This significant gain resulted from the positive effect of the strength of the Mexican peso on our U.S. dollar-denominated debt during 2005.

Monetary position amounted to a gain of Ps. 1,169 million in 2005 compared with a gain of Ps. 2,112 million in 2004. The decrease in the amount of our gain in 2005 compared with 2004 reflects the lower inflation on our reduced liabilities recorded in 2005.

Taxes

Tax recognized in 2005, which includes income tax, tax on assets and employee profit sharing, amounted to Ps. 4,866 million compared to Ps. 2,649 million in 2004. The 83.7% increase from 2004 is primarily due to a one-time deferred tax benefit that was recognized at Coca-Cola FEMSA in the amount of Ps. 1,410 million during that year. Consequently, the effective tax rate (calculated as income before taxes and employee profit sharing divided by taxes and employee profit sharing) in 2005 was 36% compared to 21% in 2004.

Net Income

Net income decreased 15.1% to Ps. 8,566 million in 2005 compared to Ps. 10,085 million in 2004. This decrease was due to higher taxes relative to 2004 because of the one-time deferred tax benefit recognized at Coca-Cola FEMSA during 2004, to higher interest expense as we continued to convert our U.S. dollar denominated debt into Mexican pesos and to a lower monetary gain due to the lower inflationary impact on our reduced liabilities recorded in 2005.

Net majority income amounted to Ps. 5,766 million in 2005 compared with Ps. 6,411 million in 2004, a decrease of 10.1% from 2004 levels. Net majority income per FEMSA Unit was Ps. 4.834 for full year 2005. Net majority income per ADS, considering an exchange rate of Ps. 10.711 per dollar, was US$ 4.51 in 2005.

Liquidity and Capital Resources

Liquidity

Each of our sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2006, 89.5% of our outstanding consolidated indebtedness was at the level of our sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, we expect to continue to finance our operations and capital requirements primarily at the level of our sub-holding companies. Nonetheless, we may decide to incur indebtedness at our holding company in the future to finance the operations and capital requirements of our subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, we depend on dividends and other distributions from our subsidiaries to service our indebtedness.

We continuously evaluate opportunities to pursue acquisitions or engage in joint ventures or other transactions. We would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness and capital stock.

The principal source of liquidity of each sub-holding company has generally been cash generated from operations. We have traditionally been able to rely on cash generated from operations because a significant majority of the sales of Coca-Cola FEMSA, FEMSA Cerveza and FEMSA Comercio are on a cash or short-term credit basis, and FEMSA Comercio’s Oxxo stores are able to finance a significant portion of their initial and ongoing inventories with supplier credit. Our principal use of cash has generally been for capital expenditure programs, debt repayment and dividend payments. The following is a summary of the principal uses of cash for the three years ended December 31, 2006:

Principal Uses of Cash

	For the Year Ended December 31,
	2006		2005		2004
	(in millions of constant Mexican pesos)
Net resources generated by operations	Ps.	16,139	Ps.	14,337	Ps.	16,654
Capital expenditures(1)		(8,888)		(7,034)		(7,508)
Bank loans and notes		4,527		(12,027)		7,229
Dividends declared and paid		(1,406)		(1,063)		(907)

(1)	Includes property, plant and equipment plus intangible assets and other assets.

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

Our consolidated total indebtedness was Ps. 40,181 million as of December 31, 2006, as compared to Ps. 36,105 million as of December 31, 2005. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 5,930 million and Ps. 34,251 million, respectively, as of December 31, 2006, as compared to Ps. 5,163 million and Ps. 30,942 million, respectively, as of December 31, 2005. Cash and cash equivalents were Ps. 7,936 million as of December 31, 2006, as compared to Ps. 8,558 million as of December 31, 2005.

We believe that our sources of liquidity as of December 31, 2006 were adequate for the conduct of our sub-holding companies’ businesses and that we will have sufficient funds available to meet our expenditure demands and financing needs in 2007.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2006:

	Maturity
	Less than 1 year		1 - 3 years		3 - 5 years		In excess of 5 years		Total
	(in millions of Mexican pesos)
Long-Term Debt
Mexican pesos(1)	Ps.	2,082	Ps.	7,286	Ps.	8,909	Ps.	11,486	Ps.	29,763
U.S. dollars(1)		147		3,821		132		2,435		6,535
Colombian pesos		166		—		—		—		166
Brazilian reais		38		180		—		—		218
Capital Leases
U.S. dollars		7		2		—		—		9
Interest payments(2)
Mexican pesos		2,429		4,100		2,894		2,003		11,426
U.S. dollars		421		798		289		173		1,681
Colombian pesos		16		—		—		—		16
Brazilian reais		15		11		—		—		26
Interest rate swaps(3)
Mexican pesos		341		(1,506)		(781)		(107)		(2,053)
U.S. dollars		—		—		—		—		—
Cross currency and interest rate swap
Japanese yen to Brazilian reais(4)		12		41		—		—		53
Mexican pesos to U.S. dollars(5)		—		(4)		(13)		—		(17)
U.S. dollars to Colombian pesos(6)		—		64		—		—		64
Forward contracts
Agreements to purchase Mexican pesos(7)		(41)		—		—		—		(41)
Agreements to purchase euros		(2)		—		—		—		(2)
Operating leases
Mexican pesos		1,037		2,072		1,956		6,470		11,535
U.S. dollars		508		291		46		—		845
Colombian pesos		5		3		—		—		8
Brazilian reais		62		130		87		—		279
Argentine pesos		4		—		—		—		4
Commodity price contracts
U.S. dollars		895		134		—		—		1,029
Purchase obligations		192		556		—		—		748
Expected benefits to be paid for pension plans, seniority premiums, post-retirement medical benefits and severance indemnities		534		827		821		2,000		4,182
Other long-term liabilities(8)		—		—		—		4,625		4,625

(1)	Includes the effect of a cross currency swap, pursuant to which ¥1,639 million of denominated in Japanese yen long-term debt is swapped for Brazilian reais, in the amount of Ps. 151 million.

(2)	Interest was calculated using long-term debt as of and interest rate amounts in effect on December 31, 2006. The debt and applicable interest rates in effect are shown in note 19 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 10.8755 per U.S. dollar, the exchange rate quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2006.

(3)	Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the difference between the interest rate swaps and the nominal interest rates contracted to long-term debt as of December 31, 2006.

(4)	Includes (1) the cross currency swap from Japanese yen to Brazilian reais with respect to ¥4,267 million of Japanese yen-denominated debt using the contracted exchange rate of .018304 per Brazilian reais, (2) the interest rate swap from a fixed Japanese yen interest rate to a variable Brazilian reais interest rate, which have averages of 5.7% and 14.0%, respectively.

(5)	Includes cross-currency swaps from Mexcian pesos to U.S. dollars with a notional amount of Ps.1, 091 million with maturity dates of September 15, 2008 and Ps. 1,317 million with a settlement date of December 5, 2011.

(6)	Includes cross-currency swaps from U.S. dollars to Colombian pesos with a notional amount of US$40 million with a maturity date of September 10, 2008.

(7)	Forward contract with respect to Ps. 922 million with a settlement date of June 29, 2007, and Ps. 222 million with a settlement date of August 30, 2007, paying U.S. dollars and receiving Mexican pesos held as of December 31, 2006.

(8)	Other long-term liabilities includes principally contingencies and derivative financial instruments. Other long-term liabilities additionally reflects those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

As of December 31, 2006, Ps. 5,930 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).

As of December 31, 2006, our consolidated average cost of borrowing, after giving effect to the cross currency and interest rate swaps, was approximately 8.8%, compared to 9.3% in 2005. The decrease in our average cost of borrowing mainly reflects a decrease in the London interbank offered rate, or LIBOR, the Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate), or TIIE, and the Certificados de la Tesorería (Treasury Certificates), or CETES, rate. As of December 31, 2006, after giving effect to cross currency swaps, 20.7% of our total consolidated indebtedness was denominated and payable in U.S. dollars, 75.1% was in Mexican pesos, 1.4% was in Brazilian reais, 1.1% was in Venezuelan bolivars, 1.3% was in Argentine pesos and the remaining 0.4% was in Colombian pesos.

Overview of Debt Instruments

The following table shows the allocations of total debt of our company as of December 31, 2006:

	Total Debt Profile of the Company
	FEMSA and others(1)		Coca-Cola FEMSA		FEMSA Cerveza		FEMSA Comercio	Total Debt
	(in millions of constant Mexican pesos)
Short-term Debt
U.S. dollars:
Bank loans		—	Ps.	141	Ps.	1,650	—	Ps.	1,791
Mexican pesos:
Bank loans		—		—		406	—		406
Brazilian reais:(2)
Bank loans		—		—		344	—		344
Venezuelan bolivars:
Bank loans		—		422		—	—		422
Argentine pesos:
Bank loans		—		527		—	—		527
Long-term Debt(3)
U.S. dollars:
Bank loans		—		2,447		855	—		3,302
Yankee bond		—		3,233		—	—		3,233
Leasing		—		9		—	—		9
Mexican pesos:
Bank loans		1,712		5,250		13,145	—		20,107
Notes		2,500		7,156		—	—		9,656
Colombian pesos:
Notes		—		166		—	—		166
Brazilian reais(2):
Bank Loans		—		—		218	—		218
Total	Ps.	4,212	Ps.	19,351	Ps.	16,618	—	Ps.	40,181
Average Cost(4)
U.S. dollars		—		6.6%		5.8%	—		6.3%
Mexican pesos		9.9%		9.1%		9.3%	—		9.3%
Colombian pesos		—		9.3%		—	—		9.3%
Venezuelan bolivars		—		9.6%		—	—		9.6%
Argentine pesos		—		10.6%		—	—		10.6%
Brazilian reais		—		—		13.4%	—		13.4%
TOTAL		9.9%		8.4%		8.9%	—		8.8%

(1)	Ps. 2,500 million of certificados bursátiles of FEMSA are guaranteed by FEMSA Cerveza and a Ps. 1,712 million bank loan of FEMSA is guaranteed by FEMSA Comercio.

(2)	Includes the effect of cross currency swaps in the amount of Ps. 393 million from Japanese yen to Brazilian reais.

(3)	Includes the Ps. 2,440 million current portion of long-term debt.

(4)	Includes the effect of cross currency and interest rate swaps.

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

We are in compliance with all of our restrictive covenants as of December 31, 2006. A significant and prolonged deterioration in our consolidated results of operations could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Summary of Debt

The following is a summary of our indebtedness by sub-holding company and for FEMSA as of December 31, 2006:

•

Coca-Cola FEMSA. Coca-Cola FEMSA’s total indebtedness was Ps. 19,351 million as of December 31, 2006, as compared to Ps. 21,005 million as of December 31, 2005. Short-term debt and long-term debt were Ps. 3,170 million and Ps. 16,181 million, respectively, as of December 31, 2006, as compared to Ps. 4,690 million and Ps. 16,315 million, respectively, as of December 31, 2005. Cash and cash equivalents comprised mainly of Mexican pesos, Brazilian reais and U.S. Dollars, representing 37%, 26% and 22%, respectively. As of December 31, 2006, cash and cash equivalents were Ps. 4,473, as compared to Ps. 2,122 million as of December 31, 2005. Approximately Ps. 250 million of cash is considered restricted cash because it has been deposited to settle accounts payable in Venezuela and in Brazil.

As part of our financing policy, we expect to continue to finance our liquidity needs from cash operations. Nonetheless, as a result of regulations in certain countries in which we operate, it may not be beneficial or, as the case of exchange controls in Venezuela, practicable for us to remit cash generated in local operations to fund cash requirements in other countries. In the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In addition, in the future we may be required to finance our working capital and capital expenditure needs with short-term debt or other borrowings.

Coca-Cola FEMSA’s average cost of debt, after giving effect to cross currency and interest rate swaps, was 7.0% in U.S. dollars, 9.5% in Mexican pesos, 8.0% in Colombian pesos, 11.3% in Venezuelan bolivars and 9.7% in Argentine pesos as of December 31, 2006 compared to 7.7% in U.S. dollars, 9.3% in Mexican pesos, 8.7% in Colombian pesos, 12.1% in Venezuelan bolivars, and 9.4% in Argentine pesos as of December 31, 2005.

•

FEMSA Cerveza. As of December 31, 2006, FEMSA Cerveza’s total outstanding debt was Ps. 16,618 million, which included Ps. 2,399 million of outstanding short-term trade and working capital loans. As of December 31, 2006, FEMSA Cerveza had approximately Ps. 14,219 million of long-term debt outstanding that included Ps. 14,219 million consisting of bilateral bank loans and equipment financing loans. Cash and cash equivalents comprised of Mexican pesos, Brazilian reais and US Dollars, representing 71%, 19% and 9%, respectively. As of December 31, 2006, cash and cash equivalents were Ps. 1,862 as compared to Ps. 3,751 as of December 31, 2005. FEMSA Cerveza’s average cost of debt, after giving effect to interest rate swaps, as of December 31, 2006 was 9.47% in Mexican pesos and 4.49% in U.S. dollars.

•	FEMSA Comercio. As of December 31, 2006, FEMSA Comercio does not have outstanding debt.

•

FEMSA and other business segment. As of December 31, 2006, FEMSA and the companies comprising our other business segment had total outstanding debt of Ps. 4,212 million, all of which was long term. This consisted of Ps. 2,500 million of certificados bursátiles, that are guaranteed by

FEMSA Cerveza, and a Ps. 1,712 million bank loan guaranteed by FEMSA Comercio, and that mature in July 2009 and in August 2010, respectively. Additionally, as of December 31, 2006, FEMSA had Ps. 1,762 million in bank loan debt that it incurred in connection with the 30% equity acquisition of FEMSA Cerveza. The debt of the other business segment consisted of Ps. 72 million in bank loans denominated in U.S. dollars, of which Ps. 14 million matures in July 2008 and Ps. 58 million matures in September 2009. FEMSA and our other business segments had an average cost of debt, after giving effect to interest rate swaps as of December 31, 2006 of 9.35% in Mexican pesos.

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

The following table presents the nature and amount of the loss contingencies as of December 31, 2006:

	Loss Contingencies As of December 31, 2006
	(in millions of constant Mexican pesos)
Tax	Ps.	1,549
Legal		219
Labor		512

TOTAL	Ps.	2,280

As is customary in Brazil, we have been asked by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 1,415 million by pledging fixed assets and entering into available lines of credit.

We have other loss contingencies for which we have not recorded a reserve. These contingencies or our assessment of them may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies.

Capital Expenditures

For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures reached Ps. 8,888 million in 2006 compared to Ps. 7,034 million in 2005, an increase of 26.4%. This was primarily due to an increase in capital expenditures at FEMSA Cerveza and FEMSA Comercio. The principal components of our capital expenditures have been for equipment, market-related investments and production capacity and distribution network expansion at both Coca-Cola FEMSA and FEMSA Cerveza and the construction of new Oxxo stores at FEMSA Comercio. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2007

Our capital expenditure budget for 2007 is expected to be approximately Ps. 11,263 million. The following discussion is based on each of our sub-holding companies’ internal 2007 budgets. The capital expenditure plan for 2007 is subject to change based on market and other conditions and the subsidiaries’ results of operations and financial resources.

Coca-Cola FEMSA’s capital expenditures in 2007 are expected to be approximately Ps. 3,688 million. Coca-Cola FEMSA’s capital expenditures in 2007 are primarily intended for:

•	investments in returnable bottles and cases;

•	market investments (primarily for the placement of refrigeration equipment); and

•	improvements in our manufacturing facilities and throughout our logistics network.

Coca-Cola FEMSA estimates that a majority of projected capital expenditures for 2007 will be spent in Mexican territories.

FEMSA Cerveza’s capital expenditure budget for 2007 is expected to be approximately Ps. 5,278 million. FEMSA Cerveza expects to allocate part of this budget for investments in its manufacturing facilities in Mexico and Brazil, predominantly related to marginal capacity expansions of its breweries and equipment modernization. FEMSA Cerveza also expects to apply a portion of this budget towards the improvement of its distribution assets, including new and replacement vehicles, the maintenance of a secondary distribution fleet and its enterprise resource planning and information technology systems. In addition, FEMSA Cerveza plans to invest in commercial and market-related activities such as the enhancement of its retail coverage, the acquisition of third party distributors, the development of long-term sponsorships and the placement of refrigeration equipment nationwide.

FEMSA Comercio’s capital expenditure budget in 2007 is expected to total approximately Ps. 1,741 million, and will be allocated to the opening of new Oxxo stores and to a lesser extent to the refurbishing of existing Oxxo stores. In addition, investments are planned in FEMSA Comercio’s information technology, ERP software systems and transportation equipment.

Hedging Activities

Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative instruments as of December 31, 2006. The fair market value is obtained mainly from external sources, which are our counterparties to the contracts.

	Fair Value At December 31, 2006
	Maturity less than 1 year	Maturity 1 - 3 years	Maturity 3 - 5 years	Maturity in excess of 5 years	Total fair value
	(in millions of constant Mexican pesos)
Prices quoted by external sources	(127)	(235)	(412)	(207)	(981)

Plan for the Disposal of Certain Fixed Assets

We have identified certain fixed assets consisting of land, buildings and equipment for disposal, and we have an approved program for disposal of these fixed assets. These assets are not in use and have been valued at their estimated realizable value, according to independent appraisals. These assets are allocated as follows:

	December 31,
	2006		2005
	(in millions of constant Mexican pesos)
Coca-Cola FEMSA	Ps.	166	Ps.	199
FEMSA Cerveza		283		260
FEMSA and other		296		306

Total	Ps.	745	Ps.	765

Fixed assets recorded at their estimated realizable value are considered monetary assets on which a loss on monetary position is computed and recorded in results of operation.

U.S. GAAP Reconciliation

The principal differences between Mexican Financial Reporting Standards and U.S. GAAP that affect our net income and majority stockholders’ equity relate to the accounting treatment of the following items:

•	consolidation of our subsidiary Coca-Cola FEMSA, which is a consolidated subsidiary for purposes of Mexican Financial Reporting Standards but presented under the equity method for U.S. GAAP purposes;

•	FEMSA’s minority interest acquisition;

•	deferred income taxes and deferred employee profit sharing;

•	restatement of imported machinery and equipment;

•	capitalization of integral result of financing; and

•	start-up expenses.

For a more detailed description of the differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us, as well as U.S. GAAP consolidated balance sheets, statements of income, changes in stockholders’ equity and cash flows for the same periods presented for Mexican Financial Reporting Standards purposes and a reconciliation of net income and stockholders’ equity under Mexican Financial Reporting Standards to net income and stockholders’ equity under U.S. GAAP, see notes 27 and 28 to our audited consolidated financial statements.

Pursuant to Mexican Financial Reporting Standards, our audited consolidated financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and B-12. These effects were not reversed in our U.S. GAAP financial information.

Under U.S. GAAP, we had net income of Ps. 6,720 million and Ps. 5,840 million in 2006 and 2005, respectively. Under Mexican Financial Reporting Standards, we had net majority income of Ps. 6,622 million and Ps. 5,766 million in 2006 and 2005, respectively. In 2005, net income under U.S. GAAP was higher than net majority income under Mexican Financial Reporting Standards, mainly as a result of the effect of deferred income taxes, deferred employee profit sharing and severance indemnities.

Stockholders’ equity under U.S. GAAP as of December 31, 2006 and 2005 was Ps. 71,246 million and Ps. 66,070 million, respectively. Under Mexican Financial Reporting Standards, majority stockholders’ equity as of December 31, 2006 and 2005 was Ps. 54,220 million and Ps. 50,027 million, respectively. The principal reasons for the difference between stockholders’ equity under U.S. GAAP and majority stockholders’ equity under Mexican Financial Reporting Standards were the effect of the goodwill generated by the minority interest acquisition, the capitalization of the integral result of financing and the effect of deferred income tax, partially offset by the effects of deferred employee profit sharing and start-up expenses.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Management of our business is vested in the board of directors and in our chief executive officer. Our bylaws provide that the board of directors will consist of no more than 21 directors and designated alternate directors elected by our shareholders at the annual ordinary general shareholders meeting. Directors are elected for a term of one year. Alternate directors are authorized to serve on the board of directors in place of their specific directors who are unable to attend meetings and may participate in the activities of the board of directors. Nineteen members were elected to serve on our board of directors for the 2007 year. Our bylaws provide that the holders of the Series B Shares elect at least 11 directors and that the holders of the Series D Shares elect five directors. The shareholders may designate alternate directors to cover the absence of a specific director. Upon the issuance of Series L Shares or upon the conversion of the Series D-L Shares, the holders of the Series L Shares will be entitled to elect two directors. See “Item 10. Additional Information—Bylaws.”

In accordance with our bylaws and article 24 of the Mexican Securities Law, at least 25% of the members of our board of directors must be independent.

The board of directors may designate interim directors in the case that a director is absent or an elected director and corresponding alternate are unable to serve. Such interim directors shall serve until the next shareholders meeting, at which the Shareholders shall elect a replacement.

Our bylaws provide that the board of directors shall meet at least once every 3 months. Actions by the board of directors must be approved by at least a majority of the directors present and voting. The chairman of the board of directors, the chairman of our Audit Committee or Corporate Practices Committee, or at least 25% of our directors may call a board of directors’ meeting and include matters in the meeting agenda.

Series “B” Directors

Eugenio Garza Lagüera	Born:	December 1923

Director and Honorary	First elected:	1960
Life Chairman	Term expires:	2008

	Other directorships:	Honorary Life Chairman of Coca-Cola FEMSA, Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM) and BBVA Bancomer

	Business experience:	Joined FEMSA in 1946 in the research department of Cuauhtémoc

	Education:	Holds degrees in chemical engineering from the University of Texas and in business administration from ITESM

	Alternate director:	Mariana Garza de Treviño(1)(2)

José Antonio Fernández Carbajal(3)	Born:	February 1954

Director and Chairman of the Board	First elected (Chairman):	2001

	First elected (Director):	1984

	Term expires:	2008

	Principal occupation:	Chief Executive Officer of FEMSA

	Other directorships:	Chairman of the board of Coca-Cola FEMSA, Vice-Chairman of the board of ITESM and member of the boards of BBVA Bancomer, Grupo Industrial Saltillo, S.A.B. de C.V., Industrias Peñoles, S.A. de C.V., Grupo Bimbo, S.A.B. de C.V., Grupo Televisa, S.A.B. and Controladora Vuela Compañia de Aviación S.A. de C.V. (“Volaris”)

	Business experience:	Joined FEMSA’s strategic planning department in 1987, held managerial positions at FEMSA Cerveza’s commercial division and Oxxo and appointed our Chief Executive Officer in 1995

	Education:	Holds a degree in industrial engineering and an MBA from ITESM

	Alternate director:	Federico Reyes García

Bárbara Garza de Braniff (1)(2)	Born:	April 1958

Director	First elected:	2005

	Term expires:	2008

	Principal occupation:	Private investor

	Business experience:	Former President / Chief Executive Officer of Alternativas Pacíficas, A.C., (a non-profit organization)

	Education:	Holds a business administration degree from ITESM

	Alternate director:	Eva Garza de Fernández(1)(4)

José Calderón Rojas	Born:	July 1954

Director	First elected:	2005

	Term expires:	2008

	Principal occupation:	Chairman of the board of Directors and Executive Vice-President of Servicios Administrativos de Monterrey, S.A. de C.V. and Franca Industrias, S.A. de C.V.

	Other directorships:	Member of the Board of BBVA Bancomer

	Education:	Holds a law degree from the Universidad Autónoma de Nuevo León (UANL) and completed specialization studies in tax at UANL

	Alternate director:	Francisco José Calderón Rojas(5)

Consuelo Garza de Garza(6)	Born:	October 1930

Director	First elected:	1995

	Term expires:	2008

	Business experience:	Founder and former President of Asociación Nacional Pro-Superación Personal, (a non-profit organization)

	Alternate director:	Alfonso Garza Garza(7)

Max Michel Suberville	Born:	July 1932

Director	First elected:	1985

	Term expires:	2008

	Principal occupation:	Honorary Chairman of the Board of El Puerto de Liverpool, S.A.B. de C.V.

	Other directorships:	Member of the boards of Grupo Lamosa, S.A.B. de C.V., Industrias Peñoles, S.A. de C.V., and Grupo Nacional Provincial, S.A.

	Education:	Holds a graduate degree from The Massachusetts Institute of Technology and completed post-graduate studies at Harvard University

	Alternate director:	Max Michel González(8)

Alberto Bailleres	Born:	August 1931

Director	First elected:	1995

	Term expires:	2008

	Principal occupation:	Executive President of Industrias Peñoles, S.A. de C.V., Grupo Nacional Provincial, S.A. and Grupo BAL, S.A. de C.V.

	Other directorships:	Chairman of the Board of Industrias Peñoles, S.A. de C.V., Grupo Nacional Provincial, S.A. and Grupo Palacio de Hierro, S.A. de C.V., member of the boards of BBVA Bancomer, Grupo Televisa, S.A.B., Grupo Kuo, S.A.B. de C.V. (formerly Grupo Desc) and Valores Mexicanos Casa de Bolsa, S.A. de C.V.

	Education:	Holds an economics degree from Instituto Tecnológico Autónomo de México

	Alternate director:	Arturo Fernández Pérez

Francisco Javier Fernández Carbajal(9)	Born:	April 1955

Director	First elected:	2005

	Term expires:	2008

	Principal occupation:	Private business consultant

	Education:	Holds degrees in mechanical and electrical engineering from ITESM and an MBA from Harvard Business School

	Alternate director:	Javier Astaburuaga Sanjines

Ricardo Guajardo Touché	Born:	May 1948

Director	First elected:	1988

	Term expires:	2008

	Principal occupation:	Former Chairman of the Board of BBVA Bancomer

	Other directorships:	Member of the Board of El Puerto de Liverpool, S.A.B. de C.V., Alfa, S.A.B. de C.V., BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A. de C.V. and ITESM

	Business experience:	Has held senior executive positions in our company, Grupo AXA, S.A. de C.V. and Valores de Monterrey, S.A. de C.V.

	Education:	Holds degrees in electrical engineering from ITESM and the University of Wisconsin and a masters degree from the University of California at Berkeley

	Alternate director:	Othón Páez Garza(10)

Alfredo Livas Cantú	Born:	July 1951

Director	First elected:	1995

	Term expires:	2008

	Principal occupation:	President of Praxis Financiera, S.C.

	Other directorships:	Member of the boards of Grupo Jomar, S.A. de C.V. and British American Tobacco (Mexican board)

	Business experience:	Joined FEMSA in 1978 and held several positions in the areas of financial planning and treasury and served as Chief Financial Officer from 1989 to 1999

	Education:	Holds an economics degree from UANL and an MBA and masters degree in economics from the University of Texas

	Alternate Director:	Sergio Deschamps Ebergenyi

Roberto Servitje Sendra	Born:	January 1928
Director	First elected:	1995
	Term expires:	2008
	Principal occupation:	Chairman of the Board of Grupo Bimbo, S.A.B. de C.V.
	Other directorships:	Member of the board of DaimlerChrysler de México, S.A.
	Business experience:	Founding member and active Chairman of Grupo Bimbo, S.A.B. de C.V.
	Education:	Holds a PMD degree from Harvard University
	Alternate director:	Juan Guichard Michel(8)

Carlos Salguero	Born:	October 1929
Director	First elected:	1995
	Term expires:	2008
	Business experience:	Former Executive Vice President of Phillip Morris International
	Other directorships:	Former member of the boards of Tabacalera Mexicana, S.A. de C.V., Tabacalera Costarricense, S.A., Tabacalera Centroamericana, S.A. and other Latin American companies
	Education:	Holds a business degree from the Columbian Faculty of Economic Sciences, postgraduate studies in economics and management from Albany Business College and University College (Syracuse) and received an Honor for Civil Merit by H.M. the King of Spain in 1995
	Alternate director:	Alfonso González Migoya

Paulina Garza de Marroquín(1)(2)	Born:	March 1972
Director	First elected:	1999 as alternate; 2004 as main Board Member
	Term expires:	2008
	Business experience:	Private Investor
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Carlos Salazar Lomelín

José Manuel Canal Hernando	Born:	February 1940
Director	First elected:	2003
	Term expires:	2008
	Principal occupation:	Private consultant
	Other directorships:	Member of the Board of Coca-Cola FEMSA and member of its audit committee; Board Member of ALSEA, S.A. de C.V. and chairman of the audit committee of Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT)
	Business experience:	Former managing partner at Ruiz, Urquiza y Cía, S.C. from 1981 to 1999, acted as our statutory examiner from 1984 to 2002, presided in the Committee of Surveillance of the Mexican Institute of Finance Executives, has participated in several commissions at the Mexican Institute of Public Accountants and has extensive experience in financial auditing for holding companies, banks and financial brokers
	Education:	Holds a CPA degree from the Universidad Nacional Autónoma de México
	Alternate director:	Ricardo Saldívar Escajadillo

Series “D”

Directors

Armando Garza Sada	Born:	June 1957
Director	First elected:	2006
	Term expires:	2008
	Principal occupation:	Executive Vice-President of Corporate Development of Alfa, S.A.B. de C.V.
	Other directorships:	Member of the Board of Directors of Alfa, S.A.B. de C.V., Grupo Gigante, S.A. de C.V. and Grupo MVS, S.A. de C.V., El Puerto de Liverpool. S.A.B. de C.V., Grupo Lamosa S.A.B. de C.V. and ITESM
	Business experience:	He has a long professional career in Alfa, S.A.B. de C.V., former Chief Executive Officer at Sigma Alimentos, S.A. de C.V.
	Education:	Holds a degree in industrial engineering from ITESM and a MBA from Stanford University
	Alternate director:	Eduardo Padilla Silva

Alexis E. Rovzar de la Torre	Born:	July 1951
Director	First elected:	1989
	Term expires:	2008
	Principal occupation:	Executive Partner at White & Case, S.C. law firm
	Other directorships:	Member of the boards of Coca-Cola FEMSA (chairman of its audit committee), Grupo Bimbo, S.A.B. de C.V., Deutsche Bank (Mexico), Grupo ACIR, S.A. de C.V. and COMEX, S.A. de C.V.
	Business experience:	Expert in private and public mergers and acquisitions as well as other aspects of financial law and has been advisor to many companies on international business and joint venture transactions
	Education:	Holds a law degree from the Universidad Nacional Autónoma de México
	Alternate director:	Francisco Zambrano Rodríguez

Helmut Paul	Born:	March 1940
Director	First elected:	1988
	Term expires:	2008
	Principal occupation:	Owner of H. Paul & Company LLC (a corporate finance advisory firm)
	Other directorships:	Member of the Board of Zurich Emerging Markets Solutions
	Business experience:	Has held several managing positions in the International Finance Corporation, mainly responsible for Latin American and Caribbean investments
	Education:	Holds an MBA from the University of Hamburg
	Alternate director:	Antonio Elosúa Muguerza

Lorenzo H. Zambrano	Born:	March 1944
Director	First elected:	1995
	Term expires:	2008
	Principal occupation:	Chairman and Chief Executive Officer of Cemex, S.A.B. de C.V.
	Other directorships:	Member of the boards of IBM Corporation, Alfa, S.A.B. de C.V. (Human Resources Committee), Vitro, S.A.B. de C.V. (Chairman of the Compensation Committee), Grupo Televisa, S.A.B. and Grupo Financiero Banamex, S.A. de C.V., and member of Citigroup’s International Advisory Board.
	Education:	Holds a degree in mechanical engineering and administration from ITESM and an MBA from Stanford University
	Alternate director:	Francisco Garza Zambrano

Robert E. Denham	Born:	August 1945
Director	First elected:	2001
	Term expires:	2008
	Principal occupation:	Partner of Munger, Tolles & Olson LLP law firm
	Other directorships:	Member of the Boards of Wesco Financial Corporation, US Trust Company, Lucent Technologies, Inc. and Chevron Corp.
	Business experience:	Former Chief Executive Officer of Salomon Inc., representative to the APEC Business Advisory Council and member of the OECD Business Sector Advisory Group on Corporate Governance
	Education:	Magna cum laude graduate from the University of Texas, holds a JD from Harvard Law School and a masters degree in Government from Harvard University
	Alternate director:	José González Ornelas

(1)	Daughter of Eugenio Garza Lagüera.

(2)	Sister-in-law of José Antonio Fernández Carbajal.

(3)	Son-in-law of Eugenio Garza Lagüera.

(4)	Wife of José Antonio Fernández Carbajal.

(5)	Brother of José Calderón Rojas.

(6)	Sister of Eugenio Garza Lagüera.

(7)	Son of Consuelo Garza de Garza.

(8)	Son of Max Michel Suberville.

(9)	Brother of José Antonio Fernández Carbajal.

(10)	Nephew of Max Michel Suberville.

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

	Education:	Holds a bachelor’s degree in economics from ITESM, and is engaged in postgraduate studies in business administration and economic development in Italy

Héctor Treviño Gutiérrez Chief Financial Officer	Born: Joined FEMSA: Appointed to current position:	August 1956 1981 1993
	Business experience within FEMSA:	Has held managerial positions in the international financing, financial planning, strategic planning and corporate development areas of FEMSA
	Education:	Holds a degree in chemical engineering from ITESM and an MBA from the Wharton Business School

FEMSA Comercio

Eduardo Padilla Silva Chief Executive Officer	Born: Joined FEMSA: Appointed to current position:	January 1955 1997 2003
	Business experience within FEMSA:	Director of Planning and Control of FEMSA from 1997 to 2000 and Chief Executive Officer, Strategic Business Division from 2000 until 2003
	Other business experience:	Had a 20-year career in Alfa, S.A.B. de C.V., culminating with a ten-year tenure as Chief Executive Officer of Terza, S.A. de C.V., major areas of expertise include operational control, strategic planning and financial restructuring
	Education:	Holds a degree in mechanical engineering from ITESM and an MBA from Cornell University

Compensation of Directors and Senior Management

The compensation of Directors is approved at the annual ordinary general shareholders meeting. For the year ended December 31, 2006, the aggregate compensation paid to our directors was approximately Ps. 4.9 million.

For the year ended December 31, 2006, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 988 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described below. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2006, amounts set aside or accrued for all employees under these retirement plans were Ps. 5,785 million, of which Ps. 2,713 million is already funded.

Stock Incentive Plan

From 1998 until 2003, we, along with our subsidiaries, had a five-year stock incentive plan for the benefit of our executive officers. Under the terms of the stock incentive plan, during the years 1999 through 2003, certain of our executive officers were selected to receive a special cash bonus, which was used to obtain a stock grant. Each year, our Chief Executive Officer, together with the chief executive officers and corporate practices committees of our sub-holding companies, selected the executive officers eligible to participate in the stock incentive plan and determined the amount of the special bonus, based on each executive officer’s level of responsibility and corporate achievements during the prior year.

The stock grants were administrated by certain trusts for the benefit of the selected executive officers. Every year a new administrative trust was formed to manage the stock grants acquired in that particular year. Under the terms of the stock incentive plan, each time a special bonus was assigned to an executive officer, the executive officer contributed the special bonus received to the administrative trust in exchange for a stock grant, as etermined annually by us. Each administrative trust is managed by a technical committee formed by executives of our company and is governed by Mexican law.

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

As of May 31, 2007, four administrative trusts, which administer the stock incentive plan, hold a total of 3,492,039 FEMSA BD Units (which amount reflects our three-for-one stock split in May 2007) and 353,930 Series L Shares of Coca-Cola FEMSA, each representing 0.02% and 0.13% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

EVA Stock Incentive Plan

In 2005, we along with our subsidiaries, commenced a new three-year stock incentive plan for the benefit of our executive officers, which we refer to as the EVA stock incentive plan. This new plan replaced the stock incentive plan described above and was developed using as the main metric for evaluation the Economic Value Added, or EVA, framework developed by Stern Stewart & Co., a compensation consulting firm. Under the EVA stock incentive plan, eligible executive officers are entitled to receive a special cash bonus, which will be used to purchase a stock grant.

Under this plan, each year, our Chief Executive Officer in conjunction with our board of directors, together with the chief executive officer of the respective sub-holding company, determines the amount of the special cash bonus used to purchase the stock grant. This amount is determined based on each executive officer’s level of responsibility and based on the EVA generated by Coca-Cola FEMSA or FEMSA, as applicable.

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

As of May 31, 2007, the trust that manages the EVA stock incentive plan holds a total of 5,670,291 FEMSA BD Units (which amount reflects our three-for-one stock split in May 2007) and 1,110,424 Series L Shares of Coca-Cola FEMSA, each representing 0.03% and 0.06% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

Insurance Policies

We maintain life insurance policies for all of our employees. These policies mitigate the risk of having to pay death benefits in the event of an industrial accident. We maintain a directors and officers’ insurance policy covering all directors and certain key executive officers for liabilities incurred in their capacities as directors and officers.

Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of

May 31, 2007, 6,914,592,885 Series B Shares representing 74.78% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”

The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of May 31, 2007 beneficially owned by our directors who are participants in the voting trust, other than the shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
Beneficial Owner	Shares	Percent of Class	Shares	Percent of Class	Shares	Percent of Class
Eugenio Garza Lagüera	13,440,804	0.15%	26,654,808	0.62%	26,654,808	0.62%
José Calderón Rojas	7,491,102	0.08	14,976,204	0.35	14,976,204	0.35
Consuelo Garza de Garza	69,401,775	0.75	12,754,950	0.30	12,754,950	0.30
Max Michel Suberville	5,151,345	0.06	10,302,690	0.24	10,302,690	0.24
Alberto Bailleres	8,658,381	0.09	11,129,112	0.25%	11,129,112	0.25%

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

Under our bylaws, directors serve one-year terms although they continue in office even after the term for which they were appointed ends for up to 30 calendar days, as set forth in article 24 of Mexican Securities Law. None of our directors or senior managers of our subsidiaries has service contracts providing for benefits upon termination of employment.

Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the three committees of the board of directors:

•

Audit Committee. The Audit Committee works under internal regulations (Charters) that are approved by the Board of Directors. The Audit Committee is responsible for (1)reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements, (2)for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee, (3)reviewing related party transactions other than in the ordinary course of our business and (4)identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. The current Audit Committee members are: Alexis E. Rovzar de la Torre (Chairman), José Manuel Canal Hernando (Financial Expert), Francisco Zambrano Rodríguez and Alfonso González Migoya. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The Secretary of the Audit Committee is José González Ornelas, head of FEMSAs internal audit department.

•

Finance Committee. Responsibilities include (1) evaluating the investment and financing policies proposed by the Chief Executive Officer; (2) furnishing an opinion on the soundness of the annual budget and ensuring the implementation of the budget and any proposed strategic plan; and (3) identifying risk factors to which the corporation is exposed, as well as evaluating its management policies. The current Finance and Planning Committee members are: Ricardo Guajardo Touché (chairman), Alfredo Livas Cantú, Federico Reyes García, Robert E. Denham and Javier Fernández Carbajal. Javier Astaburuaga Sanjines is the appointed secretary of this committee.

•

Corporate Practices Committee. Under the Mexican Securities Law enacted in 2006, listed stock companies no longer have a statutory examiner. Instead, the functions previously performed by the statutory examiner are vested in the newly created Corporate Practices Committee, together with the Audit Committee. The Corporate Practices Committee, which consists of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related party transactions, approve the compensation of the chief executive officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. The chairman of the Corporate Practices Committee is Lorenzo H. Zambrano. The additional members include: Carlos Salguero and Helmut Paul. The Secretary of the Corporate Practices Committee is Alfonso Garza Garza.

Employees

As of December 31, 2006, our headcount by geographic region was as follows: 64,583 in Mexico, 4,962 in Central America, 7,955 in Colombia, 7,597 in Venezuela, 9,330 in Brazil and 3,343 in Argentina. We include in headcount employees of third party distributors who we do not consider to be our employees. The table below sets forth headcount for the years ended December 31, 2006, 2005 and 2004:

	Headcount for the Year Ended December 31,
	2006		2005			2004
	Non-Union	Union	Total	Non-Union	Union	Non-Union	Union
Sub-holding company
Coca-Cola FEMSA(1)	31,695	24,987	56,682	32,632	23,003	32,648	23,590
FEMSA Cerveza	13,426	10,570	23,996	11,765	8,049	11,006	8,742
FEMSA Comercio(2)	4,072	7,380	11,452	3,863	5,371	3,100	4,706
Other	1,978	3,662	5,640	1,943	4,105	1,716	2,709

Total	51,171	46,599	97,770	50,203	40,528	48,470	39,747

(1)	Includes employees of third party distributors who we do not consider to be our employees of 16,745, 16,421 and 16,182 in 2006, 2005, and 2004, respectively.

(2)	Does not include non-management store employees, who are employed directly by each individual store.

As of December 31, 2006, our subsidiaries had entered into 398 collective bargaining or similar agreements with personnel employed at our operations. Each of the labor unions in Mexico is associated with one of 10 different national Mexican labor organizations. In general, we have a good relationship with the labor unions throughout our operations, except for in Colombia and Venezuela, which are the subject of significant labor-related litigation. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA.” The agreements applicable to our Mexican operations generally have an indefinite term and provide for an annual salary review and for review of other terms and conditions, such as fringe benefits, every two years.

The table below sets forth the number of collective bargaining agreements and unions for our employees:

Collective Bargaining Labor Agreements Between

Sub-holding Companies and Unions

As of December 31, 2006

Sub-holding Company	Collective Bargaining Agreements	Labor Unions
Coca-Cola FEMSA	96	44
FEMSA Cerveza	149	11
FEMSA Comercio(1)	78	4
Others	75	10
Total	398	69

(1)	Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to the company as of May 31, 2007. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of June 2007

	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Total Shares of FEMSA Common Stock
	Shares Owned	Percent of Class	Shares Owned	Percent of Class	Shares Owned	Percent of Class
Shareholder
Technical Committee and Trust
Participants under the Voting Trust(4)	6,914,592,885	74.78%	0	0%	0	0%	38.64%

(1)	As of May 31, 2007, there were 9,246,420,270 Series B Shares outstanding.

(2)	As of May 31, 2007, there were 4,322,355,540 Series D-B Shares outstanding.

(3)	As of May 31, 2007, there were 4,322,355,540 Series D-L Shares outstanding.

(4)	As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), Eugenio Garza Lagüera, Paulina Garza Lagüera Gonda, Bárbara Garza de Braniff, Mariana Garza Lagüera Gonda, Eva Gonda Rivera, Eva Maria Garza Lagüera Gonda, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres González, Maria Teresa Gual Aspe. de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by Eugenio Garza Lagüera), Corbal, S.A. de C.V. (controlled by Alberto Bailleres Gonzalez), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David) and BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard).

As of May 31, 2007, there were 25 holders of record of ADSs in the United States, which represented approximately 53% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

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

Until 2004, we, along with certain of our subsidiaries, engaged in financial and insurance coverage transactions, including entering into loans and credit line facilities, with subsidiaries of BBVA Bancomer, a financial services holding company of which Ricardo Guajardo Touché, who is also a director of FEMSA, was the chairman of the board of directors until the fourth quarter of 2004 and is currently a director of, and of which José Antonio Fernández Carbajal, our Chairman and Chief Executive Officer, and Alberto Bailleres, one of our directors, are directors. These transactions include the following: (1) BBVA Bancomer was the administrative agent and was one of the lenders in a Ps. 1,728 million credit agreement entered into by FEMSA Comercio in 2004; (2) BBVA Bancomer was the lender in a Ps. 1,155 million credit agreement entered into with FEMSA Cerveza in 2004; (3) BBVA Bancomer was the lender in a Ps. 1,636 million credit agreement entered into with FEMSA Cerveza in 2003; (4) BBVA Bancomer was one of the two lenders in a Ps. 1,762 million credit agreement agreement entered into with FEMSA in 2004; and (5) BBVA Bancomer and its affiliates are also a lender under a term loan facility and a purchaser of certificados bursátiles issued in Mexico by Coca-Cola FEMSA in connection with the acquisition of Panamco.

We maintain an insurance policy covering auto insurance and medical expenses for executives issued by Grupo Nacional Provincial, S.A., an insurance company of which the chairman of the board and chief executive officer is Alberto Bailleres, one of our directors. The aggregate amount of premiums paid under these policies was approximately Ps. 39 million, Ps. 52 million, and Ps. 84 million in 2006, 2005 and 2004, respectively.

In 2006, FEMSA Comercio in its ordinary course of business, purchased Ps. 997 million, Ps. 916 million, and Ps. 813 million in 2006, 2005 and 2004, respectively, in baked goods and snacks for its stores from subsidiaries of Grupo Bimbo, S.A.B. de C.V., of which the chairman of the board is Roberto Servitje, a director of FEMSA. These purchases were entered into in the ordinary course of business, and we believe they were made on terms comparable to those that could be obtained in arm’s length negotiations with unaffiliated third parties.

José Antonio Fernández Carbajal, Ricardo Guajardo Touché and Lorenzo H. Zambrano, who are directors of FEMSA, and Eva Garza de Fernández, who is an alternate director of FEMSA, are also members of the board of directors of ITESM, which is a prestigious university in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries.

Business Transactions between Coca-Cola FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with The Coca-Cola Company and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total payments by Coca-Cola FEMSA to The Coca-Cola Company for concentrates were approximately Ps. 9,298 million, Ps. 8,328 million, and Ps. 7,767 million in 2006, 2005 and 2004, respectively. Coca-Cola FEMSA and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to Coca-Cola FEMSA’s refrigeration equipment investment program. Coca-Cola FEMSA received contributions to its marketing expenses, which include its refrigeration equipment investment program, of Ps. 1,164 million, Ps. 1,106 million, and Ps. 1,018 million in 2006, 2005 and 2004, respectively.

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

On December 19, 2006, Coca-Cola FEMSA and The Coca-Cola Company announced an agreement with the controlling shareholders of Jugos del Valle to conduct a public tender offer in Mexico for up to 100% of the outstanding public shares of Jugos del Valle. If the tender offer is successfully completed, Coca-Cola FEMSA and Jugos del Valle would jointly control Jugos del Valle. See “Item 5. Operating and Financial Review and Prospectus—Recent Developments.”

On June 25, 2007, the Comisión Federal de Competencia (CFC), or the Mexican Antitrust Commission, notified us of its decision to object to the acquisition of Jugos del Valle. We intend to consider our options with respect to the transaction, which may include seeking a reconsideration of the decision.

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

Coca-Cola FEMSA

Mexico

Antitrust Matters

During 2000, the Comisión Federal de Competencia (the Mexican Antitrust Commission), pursuant to complaints filed by PepsiCo. and certain of its bottlers in Mexico, started an investigation of The Coca-Cola Company and its bottlers. Later in 2002, the Mexican Antitrust Commission determined that The Coca-Cola Company’s bottlers engaged in monopolistic practices through exclusivity arrangements with certain retailers. The Mexican Antitrust Commission did not impose any fines, but ordered The Coca-Cola Company’s bottlers, including certain of Coca-Cola FEMSA’s Mexican subsidiaries, to abstain from entering into any exclusivity arrangement with retailers that stock soft drink bottles of up to 2.0-liters. Coca-Cola FEMSA, along with other Coca-Cola bottlers, appealed the resolution rendered in February 2002 by a Recurso de Reconsideración (Review Recourse) that was presented before the Mexican Antitrust Commission. The Mexican Antitrust Commission confirmed its original determination and issued a confirmatory resolution in July 2002. Coca-Cola FEMSA and its Mexican operating subsidiaries appealed this resolution before a Mexican federal court by initiating several juicios de amparo (appeals based on the violation of constitutional rights) and obtained favorable final decisions not subject to appeal. Under these judicial decisions, the resolution was declared null and void and the Mexican Antitrust Commission was ordered to issue a new resolution.

The case was inactive until May 2005, when the Mexican Antitrust Commission ordered the reopening of the proceeding and initiated the period for the filing of pleadings. Coca-Cola FEMSA subsequently filed its pleadings. In the proceeding, the Mexican Antitrust Commission determined, as in its first instance resolution, that the Coca-Cola bottlers engaged in monopolistic practices and (1) ordered the immediate suspension of such practices of alleged exclusivity arrangements and (2) imposed a fine of approximately Ps. 63.2 million.

Coca-Cola FEMSA filed an amparo proceeding challenging this rule in Mexican federal court, and an order was issued in its favor that granted protection against the resolution of the Mexican Antitrust Commission. The Mexican Antitrust Commission and the plaintiffs appealed this order to a Mexican Federal Court, which determined that the Suprema Corte de Justicia de la Nación (Mexican Supreme Court) should render a final decision on this matter. The result of such judgment is expected in the following coming months.

In March 2003, in a separate proceeding, the Mexican Antitrust Commission started an investigation involving The Coca-Cola Company, Coca-Cola FEMSA and certain other Coca-Cola bottlers due to complaints filed by some retailers and Ajemex, S.A. de C.V. (Big Cola). In September 2003, the Mexican Antitrust Commission requested certain Coca-Cola bottlers, including some of Coca-Cola FEMSA’s Mexican subsidiaries, to provide information. Coca-Cola FEMSA initiated amparo proceedings, and a Mexican federal court issued a final ruling stating that the requests for information were unconstitutional. In August 2004, however, as a result of the investigation, the Mexican Antitrust Commission issued several Oficios de Presunta Responsabilidad

(Statements of Charges) asserting that Coca-Cola FEMSA and its Mexican operating subsidiaries, as well as other bottlers, engaged in monopolistic practices and requested additional information. Coca-Cola FEMSA replied to the Oficios de Presunta Responsabilidad (Statements of Charges) by offering certain evidence, including expert witness reports, which were rejected by the Mexican Antitrust Commission. The Mexican Antitrust Commission issued a resolution that determined Coca-Cola FEMSA engaged in certain monopolistic practices and ordered it to abstain from engaging in such practices and imposed a fine of Ps. 63.2 million. Coca-Cola FEMSA initiated amparo proceedings against such first instance resolution, which are currently under review. We believe the resolution is without merit and intends to defend itself in this matter.

Thereafter, the investigated companies filed an appeal before the Mexican Antitrust Commission, which affirmed its prior resolution. Coca-Cola FEMSA subsequently challenged the resolution in Mexican federal court, which determined that the Suprema Corte de Justicia de la Nación (the Mexican Supreme Court) should render a final decision on this matter. A final ruling is expected within approximately the next 6 months.

We believe these assessments are without merit, however, we cannot give any assurances that any action taken as a result of these investigations will not negatively affect the company in the future.

Central America

Antitrust Matters in Costa Rica

During August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission), pursuant to a complaint filed by PepsiCo. and its bottler in Costa Rica, initiated an investigation of the sales practices of The Coca-Cola Company and Coca-Cola FEMSA’s Costa Rican subsidiary for alleged monopolistic practices in retail distribution, including sales exclusivity arrangements. A ruling from the Costa Rican Antitrust Commission was issued in July 2004, which found the company engaged in monopolistic practices with respect to exclusivity arrangements, pricing and the sharing of refrigeration equipment under certain limited circumstances and imposed a US$ 130,000 fine. Coca-Cola FEMSA’s appeal of the Costa Rican Antitrust Commission’s ruling was recently dismissed. Coca-Cola FEMSA has filed judicial proceedings challenging the ruling of the Costa Rican Antitrust Commission and the process is still pending in court. We do not believe that this matter will have a material adverse effect on its financial condition or results of operations.

In November, 2004, Ajecen del Sur S.A., the bottler of Big Cola in Costa Rica, filed a complaint before the Costa Rican Antitrust Commission related to monopolistic practices in retail distribution and exclusivity agreements against The Coca-Cola Company and Coca-Cola FEMSA’s Costa Rican subsidiary. The Costa Rican Antitrust Commission has decided to pursue an investigation. The period for gathering of evidence ended in August 2006, and the final arguments have been filed. Coca-Cola FEMSA is waiting for the final resolution to be issued by the Costa Rican Antitrust Commission, which it expects to be issued at the end of March 2007.

Tax Matters in Costa Rica

In September 2004, Coca-Cola FEMSA’s Costa Rican subsidiary received notice of certain tax claims asserted by the Costa Rican tax authorities to pay taxes on sales of carbonated soft drinks from April 2002 through July 2003. These claims currently total approximately US$ 12 million. In previous years, Coca-Cola FEMSA’s Costa Rican subsidiary had been required to pay similar taxes, however, due to favorable final decisions Coca-Cola FEMA received on appeals that it filed, it was not required to pay these taxes. Coca-Cola FEMSA has initiated a legal action against the current assessment by the Costa Rican tax authorities, which is currently under review. We believe this assessment is without merit.

Colombia

Labor Matters

During July 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against certain of Coca-Cola FEMSA’s subsidiaries. In the complaint, the plaintiffs alleged that the subsidiaries of the company acquired in the Panamco acquisition engaged in wrongful acts against the labor union and its members in Colombia, including kidnapping, torture, death threats and intimidation. The complaint alleges claims under the U.S. Alien Tort Claims Act, Torture Victim Protection Act, Racketeer Influenced and Corrupt Organizations Act and state tort law and seeks injunctive and declaratory relief and damages of more than US$ 500 million, including treble and punitive damages and the cost of the suit, including attorney fees. Coca-Cola FEMSA filed a motion to dismiss the complaint for lack of subject matter and personal jurisdiction. The court denied the motion to dismiss and the complaint based on jurisdictional grounds. The court also granted the motion to dismiss with respect to all of the claims in the lawsuit. Plaintiffs initially filed a motion of appeal and subsequently moved to stay the appellate proceedings. We believe this lawsuit is without merit and intends to defend itself in this matter.

Venezuela

Tax Matters

In 1999, certain of Coca-Cola FEMSA’s Venezuelan subsidiaries received notice of certain tax claims asserted by the Venezuelan tax authorities. These subsidiaries have taken the appropriate recourse against these claims at the administrative level as well as before the courts in Venezuela. The claims currently total approximately US$ 15.6 million. The company has certain rights to indemnification from Venbottling Holding, Inc., a former shareholder of Panamco and The Coca-Cola Company, for a substantial portion of the claims. Coca-Cola FEMSA does not believe that the ultimate disposition of these cases will have a material adverse effect on its financial condition or results of operations.

Labor and Distribution Matters

Since 2001, Coca-Cola FEMSA’s Venezuelan subsidiaries have been the subject of more than 400 claims and lawsuits by former independent distributors claiming alleged labor and severance rights owed to them at the time of the termination of their relationship with Coca-Cola FEMSA. As of December 31, 2006, the total amounts claimed by former distributors in respect of Coca-Cola FEMSA’s Venezuela subsidiary were approximately US$14.8 million. Notwithstanding the number of claims and the amounts involved, most of these claims have been filed by former distributors that either entered into release agreements with Coca-Cola FEMSA’s subsidiaries at the time of their termination, and therefore Coca-Cola FEMSA believes have no rights for additional claims, or are claims that were filed after the expiration of the statute of limitations. These claims have been the subject of hearings in the Venezuelan National Assembly, which is requiring review of the claims by the Venezuelan Supreme Court. No decision has yet been issued.

Brazil

Antitrust Matters

Several claims have been filed against Coca-Cola FEMSA by private parties, which are currently pending before the Brazilian Ministry of Law and Economics that allege anticompetitive practices by Coca-Cola FEMSA’s Brazilian subsidiaries. The plaintiffs are Ragi (Dolly), a Brazilian producer of “B Brands,” and PepsiCo. Under Brazilian law, each of these claims could result in substantial monetary fines and other penalties. We believe each of the claims is without merit, and it intends to defend itself in these matters.

FEMSA Cerveza

Antitrust Matters

On June 18, 2003, the Mexican Antitrust Commission disclosed its intention to launch an investigation (file number IO-05-2003) into the alleged beer industry practice of tied-customer arrangements. FEMSA Cerveza was among the brewers that received a request for information from the Mexican Antitrust Commission and responded by filing several amparo proceedings challenging the legality of the Commission’s actions. Thus far, the Mexican federal courts have ruled on all of these proceedings, finding no proper support or validity with respect to the Mexican Antitrust Commission’s request. As of the date of this annual report, the Mexican Antitrust Commission has not formally closed its investigation nor charged FEMSA Cerveza with any illegal behavior. However, FEMSA Cerveza cannot give any assurances that any action taken as a result of this investigation will not negatively affect FEMSA Cerveza’s operations in the future.

On August 24, 2004, the Mexican Antitrust Commission disclosed that it was launching an investigation (file number DE-24-2005) into beer industry practices with respect to exclusivity arrangements within the beer industry, and we and FEMSA Cerveza were among the companies that received requests for information on September 15, 2004 from the Mexican Antitrust Commission. On October 7, 2004, we and FEMSA Cerveza filed amparo proceedings before the appropriate Mexican federal district courts to challenge the grounds of the Mexican Antitrust Commission’s investigation and the requests for information. Concluding that we and FEMSA Cerveza unjustifiably failed to provide the information and documents requested by the Mexican Antitrust Commission, the Antitrust Commission imposed minor monetary fines on both us and FEMSA Cerveza, which challenged the corresponding resolutions.

In October 2005, as a result of its investigation, the Mexican Antitrust Commission issued an Oficio de Presunta Responsabilidad (Statement of Charges) asserting that FEMSA and FEMSA Cerveza had engaged in monopolistic practices. FEMSA and FEMSA Cerveza filed a rebuttal to such statement of charges and the proceedings are ongoing. Neither we nor FEMSA Cerveza can give any assurances that any action taken as a result of this investigation will not negatively affect us in the future.

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

At our annual general ordinary shareholders’ meeting held on March 29, 2007, our shareholders approved a three-for-one stock split in respect all of our outstanding capital stock. Following the stock split, our total capital stock consists of 2,161,177,770 BD Units and 1,417,048,500 B Units. Our stock split also resulted in a three-for-one stock split our American Depositary Shares. The stock-split was conduced on a pro-rata basis in respect of all holders of our shares and all ADSs holders of record as of May 25, 2007, and the ratio of voting and non-voting shares was maintained, thereby preserving our ownership structure as it was prior to the stock-split.

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

The following table sets forth information regarding our capital stock as of May 31, 2007:

	Number	Percentage of Capital	Percentage of Voting
Class
Series B Shares (no par value)	9,246,420,270	51.7%	100.0%
Series D-B Shares (no par value)	4,322,355,540	24.2	0.0
Series D-L Shares (no par value)	4,322,355,540	24.2	0.0
Total Shares	17,891,131,350	100.0	100.0
Units
BD Units	2,161,177,770	60.4	23.4
B Units	1,417,048,500	39.6	76.6
Total Units	3,578,226,270	100.0	100.0

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

	BD Units (1)
	Nominal pesos									Average Daily Trading Volume (Units)
	High(2)		Low(2)		Close(3)		FX rate	Close US$(4)
2002	46.00		31.89		37.93		10.43	3.64		948,565
2003	44.68		33.50		41.48		11.24	3.69		1,011,052
2004	59.60		41.02		58.51		11.15	5.25		1,104,705
2005
First Quarter	67.75		57.02		59.84		11.18	5.35		546,675
Second Quarter	64.13		55.89		64.13		10.77	5.95		936,520
Third Quarter	79.39		63.70		75.14		10.79	6.96		677,012
Fourth Quarter	77.96		70.09		77.08		10.63	7.25		614,653
2006
First Quarter	100.72		77.06		99.45		10.90	9.13		849,706
Second Quarter	106.08		83.73		94.91		11.29	8.41		878,448
Third Quarter	109.33		88.60		106.76		10.98	9.72		597,854
Fourth Quarter	126.76		102.61		125.17		10.80	11.59		842,273
December	127.90		116.30		125.17		10.80	11.59		695,867
2007
January	133.12		123.00		132.26		11.04	11.98		767,732
February	146.48		119.65		123.62		11.16	11.08		1,516,205
March	128.00		114.80		122.03		11.04	11.05		2,011,262
April	127.73		116.26		117.85		10.93	10.78		2,151,658
May	42.83	(5)	40.08	(5)	42.71	(5)	10.74	3.98	(5)	6,089,873	(6)
June(7)	43.52	(5)	42.00	(5)	42.26	(5)	10.81	3.91	(5)	3,615,491	(6)

(1)	The prices and average daily trading volume for the BD Units were taken from Bloomberg.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the BD Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the Federal Reserve Bank of New York on such date.

(5)	Reflects 3-for-1 stock split, which was effective May 28, 2007 in respect of our BD Units

(6)	Reflects increased trading volume as of May 28, 2007 as a result of our 3-for-1 stock split.

(7)	Information from June 1 to June 15, 2007.

	B Units (1)
	Nominal pesos									Average Daily Trading Volume(Units)
	High(2)		Low(2)		Close(3)		FX rate	Close US$(4)
2002	40.00		34.00		37.00		10.43	3.55		800
2003	40.90		33.70		38.70		11.24	3.44		2,278
2004	52.00		39.50		52.00		11.15	4.66		4,278
2005
First Quarter	56.39		48.70		55.00		11.18	4.92		591
Second Quarter	58.24		50.11		51.15		10.77	4.75		991,861
Third Quarter	72.50		53.95		72.24		10.79	6.69		525
Fourth Quarter	71.25		65.00		65.00		10.63	6.12		195
2006
First Quarter	90.00		69.00		90.00		10.90	8.26		214,962
Second Quarter	102.28		92.00		92.00		11.29	8.15		80,674
Third Quarter	100.00		91.00		100.00		10.98	9.11		825
Fourth Quarter	101.00		96.50		100.00		10.80	9.26		1,247
December	100.00		100.00		100.00		10.80	9.26		2,500
2007
January	112.00		100.00		112.00		11.04	10.14		525
February	127.00		116.00		127.00		11.16	11.38		20,900
March	122.00		118.49		122.00		11.04	11.05		7,867
April	122.00		122.00		122.00		10.93	11.16		0
May	40.92	(5)	40.33	(5)	40.92	(5)	10.74	3.81	(5)	1,500	(6)
June(7)	42.00	(5)	41.00	(5)	41.70	(5)	10.81	3.86	(5)	2,167	(6)

(1)	The prices and average daily trading volume for the B Units were taken from Bloomberg.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the B Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the Federal Reserve Bank of New York on such date.

(5)	Reflects 3-for-1 stock split, which was effective May 28, 2007, in respect of our B Units.

(6)	Reflects increased trading volume as of May 28, 2007 as a result of our 3-for-1 stock split.

(7)	Information from June 1 to June 15, 2007.

	ADSs(1)
	U.S. dollars						Average Daily Trading Volume (ADSs)
	High(2)		Low(2)		Close(3)
2002	49.21		33.80		36.42		229,017
2003	42.11		30.65		36.88		250,142
2004	52.93		37.01		52.61		282,296
2005
First Quarter	60.88		51.05		53.55		296,533
Second Quarter	59.57		50.91		59.57		383,661
Third Quarter	73.75		59.32		69.92		357,092
Fourth Quarter	72.55		64.50		72.51		275,079
2006
First Quarter	91.94		74.56		91.66		355,721
Second Quarter	96.99		73.22		83.72		509,811
Third Quarter	99.90		80.66		96.94		351,371
Fourth Quarter	117.50		95.35		115.76		328,252
December	118.88		105.50		115.76		353,710
2007
January	120.54		112.10		120.07		349,990
February	134.25		105.25		110.58		676,775
March	116.37		102.45		110.39		594,777
April	116.40		106.22		107.69		666,381
May	39.91	(4)	36.79	(4)	39.84	(4)	1,030,187	(5)
June(6)	40.44	(4)	38.40	(4)	39.35	(4)	739,209	(5)

(1)	Each ADS is comprised of 10 BD Units. Prices and average daily trading volume were taken from Bloomberg.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Prices reflect 3-for-1 stock split, which was effective in respect of our ADS on May 30, 2007.

(5)	Reflects increased trading volume as of May 30, 2007 as a result of our 3-for-1 stock split.

(6)	Information from June 1, 2007 to June 15, 2007.

ITEM 10.	ADDITIONAL INFORMATION

Bylaws

The following is a summary of the material provisions of our bylaws and applicable Mexican law. For a description of the provisions of our bylaws relating to our board of directors and executive officers, see “Item 6. Directors, Senior Management and Employees.”

The Mexican Securities Law that came into effect in 2006 includes provisions that, among others, seek to improve the regulation of disclosure of information, minority shareholder rights and corporate governance. In addition, the Mexican Securities Law imposes further duties and liabilities on the members of the board of directors as well as on the relevant officers (such as a duty of loyalty and a duty of care). Likewise, under the Mexican Securities Law we were required to adopt specific amendments to our bylaws, which we carried out in 2006. The most significant of these amendments relate to the following:

•	change in our corporate name to reflect that we have adopted a new corporate form called a listed stock corporation (sociedad anónima bursátil, or the initials S.A.B.);

•

redefinition of the functions and structure of the Board of Directors, whereby, among others, the management of the company is entrusted to the board of directors and also to the company’s chief executive officer, who is required to follow the strategies, policies and guidelines approved by the board of directors and the authority, obligations and duties expressly authorized in the Mexican Securities Law;

•

surveillance is entrusted to the Board of Directors, which is assisted by the Corporate Practices Committee that has been recently created for such purposes, the Audit Committee and our external auditor;

•

the Corporate Practices Committee and the Audit Committee consist solely of independent directors, each committee is formed by at least 3 board members appointed by the shareholders or by the board of directors, as proposed by the chairman of the board of directors;

•

the chairmen of the Corporate Practices Committee and the Audit Committee are appointed (taking into consideration their experience, capacity and professional prestige) and removed exclusively by a shareholders’ meeting, provided that the chairmen shall not also serve as chairman of the board of directors;

•

elimination of the role and responsibilities of the statutory examiner (comisario), whose responsibilities have been assumed by the board of directors through the new Corporate Practices Committee and the Audit Committee, as well as by our external auditor;

•	ability to have the external auditor attend meetings of the board of directors, as an observer with a right to participate, but without voting rights;

•

the ability to call a meeting of the board of directors, and to cause items to be added to the agenda, is now extended to the chairman of the board of directors, the chairman of the new Corporate Practices Committee and the Audit Committee, or to at least 25% of the members of the board of directors;

•	independence of members of the board of directors is now determined through a shareholders’ meeting, subject to CNBV’s authority to challenge such determination;

•

directors may continue in the exercise of their functions even if the term for which they have been appointed has concluded, up to a term of 30 calendar days; the board of directors is entitled to appoint interim members, without need of a shareholders’ meeting, in the event of an absence of any member of the board of directors, or if the appointed members does not accept or take office and no alternate director was appointed or such alternate did not take office;

•	holders of Series D and L Shares are entitled to vote in the matters expressly set forth in the Mexican Securities Law; and

•	any capital increase by means of an issuance of non-subscribed shares to be held in treasury of the company requires approval at an extraordinary shareholders’ meeting.

Organization and Register

We are a sociedad anónima bursátil de capital variable organized in Mexico under the Mexican General Corporations Law. We were incorporated in 1936 under the name Valores Industriales, S.A., as a sociedad anónima, and are currently named Fomento Económico Mexicano, S.A.B. de C.V. On December 5, 2006, as required by the new Mexican Securities Law, we changed our name to reflect that we are a sociedad anónima bursátil de capital variable (a variable capital listed stock corporation), whereas previously companies’ names in Mexico, including ours, did not indicate whether the company was a listed company (sociedad anónima de capital variable). We were registered in the Public Registry of Commerce of Monterrey, Nuevo León on May 30, 1936 under the mercantile number 16, page 168, volume 79, third book, second auxiliary of the Registry.

Voting Rights and Certain Minority Rights

Each Series B Share entitles its holder to one vote at any of our ordinary or extraordinary general shareholders meetings. Our bylaws state that the board of directors must comprise no more than 21 members. Holders of Series B Shares are entitled to elect at least 11 members of our board of directors. Holders of Series D-B and D-L Shares are entitled to elect five members of our board of directors and, upon conversion of the Series D-L Shares to Series L Shares or upon issuance of Series L Shares, the holders of Series L Shares will be entitled to elect two members of the board of directors. None of our shares has cumulative voting rights, which are not customary for Mexican companies.

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

Pursuant to the Mexican Securities Market Law and the Mexican General Corporations Law, our bylaws include a number of minority shareholder protections. These minority protections include provisions that permit:

•

holders of at least 10% of our outstanding capital stock entitled to vote (including in a limited or restricted manner) may require the chairman of the board of directors or of the Audit Committee or Corporate Practices Committee to call a shareholders’ meeting;

•	holders of at least 5% of our outstanding capital stock may bring an action for liabilities against our directors, the secretary of the board of directors or the relevant officers;

•

holders of at least 10% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, at any shareholders meeting to request that resolutions with respect to any matter on which they considered they were not sufficiently informed be postponed;

•

holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders meeting in which they are entitled to vote, including limited or restricted vote, and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that (1) the challenged resolution violates Mexican law or our bylaws, (2) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution and (3) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder; and

•

holders of at least 10% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, to appoint one member of our board of directors and one alternate member of our board of directors.

Shareholders Meetings

General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain matters specified in Article 182 and 228 bis. of the Mexican General Corporations Law, Article 53 of the Mexican Securities Law and in our bylaws. These matters include: amendments to our bylaws, liquidation, dissolution, merger and transformation from one form of corporate organization to another, issuance of preferred stock and increases and reductions of the fixed portion of our capital stock. In addition, our bylaws require an extraordinary meeting to consider the cancellation of the registration of shares with the Mexican Registry of Securities, or RNV or with other foreign stock exchanges on which our shares may be listed, the amortization of distributable earnings into capital stock and an increase in our capital stock in terms of the Mexican Securities Law. General meetings called to consider all other matters, including increases or decreases affecting the variable portion of our capital stock, are ordinary meetings. An ordinary meeting must be held at least once each year within the first four months following the end of the preceding fiscal year. Holders of BD Units or B Units, and beginning on May 11, 2008, holders of B Shares, are entitled to attend all shareholders meetings of the Series B Shares and Series D Shares included in the BD Units or B Units and to vote on matters that are subject to the vote of holders of the underlying shares.

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

Shareholders meetings may be called by the board of directors, the Audit Committee or the Corporate Practice Committee and, under certain circumstances, a Mexican court. Holders of 10% or more of our capital stock may require the chairman of the board of directors, or the chairman of the Audit Committee or Corporate Practices Committee to call a shareholders meeting. A notice of meeting and an agenda must be published in the Periódico Oficial del Estado de Nuevo León (the Official State Gazette of Nuevo León) or a newspaper of general circulation in Monterrey, Nuevo León, Mexico at least 15 days prior to the date set for the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whomever convened the meeting. Shareholders meetings will be deemed validly held and convened without a prior notice or publication whenever all the shares representing our capital stock are fully represented. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice. To attend a meeting, shareholders must deposit their shares with the company or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend a meeting, a shareholder may be represented by an attorney-in-fact.

Dividend Rights

At the annual ordinary general shareholders meeting, the board of directors submits the financial statements of the company for the previous fiscal year, together with a report thereon by the board of directors. Once the holders of Series B Shares have approved the financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our paid in capital stock. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders. Dividends may only be paid if net profits are sufficient to offset losses from prior fiscal years.

Amounts allocated as dividends will be paid to the holders of capital stock of our company in the following manner. Our bylaws provide that, before May 11, 2008, dividends will be allocated among the shares outstanding and fully paid at the time a dividend is declared in such manner that each Series D-B Share and Series D-L Share receives 125% of the dividend distributed in respect of each Series B Share. Holders of Series D-B Shares and Series D-L Shares are entitled to this dividend premium in connection with all dividends paid by us. On May 11, 2008, the Series D-B Shares will automatically convert into Series B Shares and the Series D-L Shares will automatically convert into Series L Shares, which will not be entitled to a dividend premium. From and after May 11, 2008, the Series B Shares and Series L Shares that are outstanding and fully paid at the time a dividend is declared will be entitled to share equally in any dividend.

Change in Capital and Withdrawal Rights

Our outstanding capital stock consists of both a fixed and a variable portion. The fixed portion of our capital stock may be increased or decreased only by an amendment of the bylaws adopted by an extraordinary shareholders meeting. The variable portion of our capital stock may be increased or decreased by resolution of an ordinary shareholders meeting. Capital increases and decreases must be recorded in our share registry and book of capital variations, if applicable.

A capital stock increase may be effected through the issuance of new shares for payment in cash or in kind, or by capitalization of indebtedness or of certain items of stockholders’ equity. Treasury stock may only be sold pursuant to a public offering.

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

Preemptive Rights

Under Mexican law, except in limited circumstances which are described below, in the event of an increase in our capital stock, a holder of record generally has the right to subscribe to shares of a series held by such holder sufficient to maintain such holder’s existing proportionate holding of shares of that series. Preemptive rights must be exercised during a term fixed by the shareholders at the meeting declaring the capital increase, which term must last at least 15 days following the publication of notice of the capital increase in the Official State Gazette. As a result of applicable United States securities laws, holders of ADSs may be restricted in their ability to participate in the exercise of preemptive rights under the terms of the deposit agreement. Shares subject to a preemptive rights offering, with respect to which preemptive rights have not been exercised, may be sold by us to third parties on the same terms and conditions previously approved by the shareholders or the board of directors. Under Mexican law, preemptive rights cannot be waived in advance or be assigned, or be represented by an instrument that is negotiable separately from the corresponding shares.

Our bylaws provide that shareholders will not have preemptive rights to subscribe shares in the event of a capital stock increase in the following events: (1) merger of the Company; (2) conversion of obligations in terms of the Mexican General Corporations Law; (3) public offering in terms of articles 53 and 56 of the Mexican Securities Law; (4) capital increase made through the payment in kind of the issued shares or through the cancellation of debt of the Company; and (5) issuance of shares acquired by the company.

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

Authority of the Board of Directors

The board of directors is our legal representative and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to the Mexican Securities Law, the board of directors must approve, observing at all moments their duty of care and duty of loyalty, among other matters:

•	any transactions with related parties outside the ordinary course of our business

•	significant asset transfers or acquisitions;

•	material guarantees or collateral;

•	internal policies; and

•	other material transactions.

Meetings of the board of directors are validly convened and held if a majority of the members are present. Resolutions passed at these meetings will be valid if approved by a majority of members of the board of directors are present at the meeting. If required, the chairman of the board of directors may cast a tie-breaking vote.

Redemption

We may redeem part of our shares for cancellation with distributable earnings pursuant to a decision of an extraordinary shareholders meeting. Only shares subscribed and fully paid for may be redeemed. Any shares intended to be redeemed shall be purchased on the Mexican Stock Exchange in accordance with the Mexican General Corporations Law and the Mexican Securities Market Law. No shares will be redeemed, if as a consequence of such redemption, the Series D and Series L Shares in the aggregate exceed the percentages permitted by our bylaws or if any such redemption will reduce our fixed capital below its minimum.

Repurchase of Shares

According to our bylaws, subject to the provisions of the Mexican Securities Law and under rules promulgated by the CNBV, we may repurchase our shares.

In accordance with the Mexican Securities Law, our subsidiaries may not purchase, directly or indirectly, shares of our capital stock or any security that represents such shares.

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

Delisting of Shares

In the event of a cancellation of the registration of any of our shares with the RNV, whether by order of the CNBV or at our request with the prior consent of 95% of the holders of our outstanding capital stock, our bylaws and the new Mexican Securities Law require us to make a public offer to acquire these shares prior to their cancellation.

Liquidation

Upon the dissolution of our company, one or more liquidators must be appointed by an extraordinary general meeting of the shareholders to wind up its affairs. All fully paid and outstanding shares of capital stock will be entitled to participate equally in any distribution upon liquidation.

Actions Against Directors

Shareholders (including holders of Series D-B and Series D-L Shares) representing, in the aggregate, not less than 5% of our capital stock may directly bring an action against directors.

In the event of actions derived from any breach of the duty of care and the duty of loyalty, liability is exclusively in favor of the company. The Mexican Securities Law, contrary to the previous securities law, establishes that liability may be imposed on the members and the secretary of the board of directors, as well as to the relevant officers.

Notwithstanding, the Mexican Securities Law provides that the members of the board of directors will not incur, individually or jointly, liability for damages and losses caused to the company, when their acts were made in good faith, in any of the following events (1) the directors complied with the requirements of the Mexican Securities Law and with the company’s bylaws, (2) the decision making or voting was based on information provided by the relevant officers, the external auditor or the independent experts, whose capacity and credibility do not offer reasonable doubt; (3) the negative economic effects could not have been foreseen, based on the information available; and (4) they comply with the resolutions of the shareholders’ meeting when such resolutions comply with applicable law.

Fiduciary Duties—Duty of Care

The Mexican Securities Law provides that the directors shall act in good faith and in our best interest and in the best interest of our subsidiaries. In order to fulfill its duty, the board of directors may:

•	request information about us or our subsidiaries that is reasonably necessary to fulfill its duties;

•	require our officers and certain other persons, including the external auditors, to appear at board of directors’ meetings to report to the board of directors;

•

postpone board of directors’ meetings for up to three days when a director has not been given sufficient notice of the meeting or in the event that a director has not been provided with the information provided to the other directors; and

•	require a matter be discussed and voted upon by the full board of directors in the presence of the secretary of the board of directors.

Our directors may be liable for damages for failing to comply their duty of care if such failure causes economic damage to us or our subsidiaries and the director (1) failed to attend, board of directors’ or committee meetings and as a result of, such failure, the board of directors was unable to take action, unless such absence is approved by the shareholders meeting, (2) failed to disclose to the board of directors or the committees material information necessary for the board of directors to reach a decision, unless legally or contractually prohibited from doing so in order to maintain confidentiality, and (3) failed to comply with the duties imposed by the Mexican Securities Law or our bylaws.

Fiduciary Duties—Duty of Loyalty

The Mexican Securities Law provides that the directors and secretary of the board of directors shall keep confidential any non-public information and matters about which they have knowledge as a result of their position. Also, directors should abstain from participating, attending or voting at meetings related to matters where they have a conflict of interest.

The directors and secretary of the board of directors will be deemed to have violated the duty of loyalty, and will be liable for damages, when they obtain an economic benefit by virtue of their position. Further, the directors will fail to comply with their duty of loyalty if they:

•	vote at a board of directors’ meeting or take any action on a matter involving our assets where there is a conflict of interest;

•	fail to disclose a conflict of interest during a board of directors’ meeting;

•	enter into an voting arrangement to support a particular shareholder or group of shareholders against the other shareholders;

•	approve of transactions without complying with the requirements of the Mexican Securities Law;

•	use company property in violation of the policies approved by the board of directors;

•	unlawfully use material non-public information; and

•	usurp a corporate opportunity for their own benefit or the benefit of third parties, without the prior approval of the board of directors.

Limited Liability

The liability of shareholders for our company’s losses is limited to their shareholdings in our company.

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

Mexican Taxation

For purposes of this summary, the term “non-resident holder” means a holder that is not a resident of Mexico for tax purposes and that does not hold our ADSs in connection with the conduct of a trade or business through a permanent establishment for tax purposes in Mexico. For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has another home outside Mexico, but his or her Centro de Intereses Vitales (Center of Vital Interests) (as defined in the Mexican Tax Code) is located in Mexico. A legal entity is a resident of Mexico either if it has its principal place of business or its place of effective management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless he or she can demonstrate that the contrary is true. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to the permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

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

United States Taxation

Taxation of Dividends. The gross amount of any dividends paid with respect to our shares represented by our ADSs generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the ADS depositary and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the ADS depositary (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their tax advisors regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs for taxable years beginning before January 1, 2011 is subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2006 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2007 taxable year. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

Taxation of Capital Gains. A gain or loss realized by a U.S. holder on the sale or other disposition of ADSs will be subject to U.S. federal income taxation as a capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the ADSs. Any such gain or loss will be a long-term capital gain or loss if the ADSs were held for more than one year on the date of such sale. Any long-term capital gain recognized by a U.S. holder that is an individual is subject to a reduced rate of federal income taxation. The deduction of capital losses is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gains or losses for U.S. federal income tax purposes.

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

•

The Coca-Cola Company agreed to sell to a subsidiary of our company sufficient shares to permit FEMSA to beneficially own 51% of Coca-Cola FEMSA’s outstanding capital stock (assuming that this subsidiary of FEMSA does not sell any shares and that there are no issuances of Coca-Cola FEMSA’s stock other than as contemplated by the acquisition). As a result of this understanding, on November 3, 2006, FEMSA acquired, through its subsidiary CIBSA, 148,000,000 of Coca-Cola FEMSA’s Series D Shares from certain subsidiaries of The Coca-Cola Company, representing 9.4% of the total outstanding voting shares and 8.02% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. Pursuant to Coca-Cola FEMSA’s bylaws, the acquired shares were converted from Series D Shares to Series A Shares.

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

•	Coca-Cola FEMSA entered into a stand-by credit facility, on December 19, 2003 with The Coca-Cola Export Corporation, which expired in December 2006.

New Cooperation Framework with the Coca-Cola Company

On September 1, 2006, Coca-Cola FEMSA and The Coca-Cola Company arrived at a comprehensive cooperation framework for a new stage of collaboration going forward. This new framework includes the main aspects of Coca-Cola FEMSA’s relationship with The Coca-Cola Company and defines the terms for the new collaborative business model. The framework is structured around three main objectives:

•

Sustainable growth of carbonated soft drinks and non-carbonated beverages: Together with The Coca-Cola Company, Coca-Cola FEMSA has defined a platform to jointly pursue, organically and through acquisitions, incremental growth in the carbonated soft drink category, as well as accelerated development in the non-carbonated segment across Latin America. To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the incidence increase to marketing support of the carbonated and non-carbonated soft drinks portfolio. In addition, the new framework contemplates a new, all-encompassing business model for the development of the non-carbonated segment that further aligns Coca-Cola FEMSA’s and The Coca-Cola Company’s objectives and should contribute to incremental long-term value creation at both companies.

•

Horizontal growth: The new framework includes The Coca-Cola Company’s endorsement of Coca-Cola FEMSA’s aspiration to continue being a leading participant in the consolidation of the Coca-Cola system in Latin America, as well as the exploration of potential opportunities in other markets where Coca-Cola FEMSA’s operating model and strong execution capabilities could be leveraged.

•

Long-term vision in relationship economics: Coca-Cola FEMSA and The Coca-Cola Company understand each other’s business objectives and growth plans, and the new framework provides long-term perspective on the economics of their relationship. This will allow Coca-Cola FEMSA and The Coca-Cola Company to focus on continuing to drive the business forward and generating profitable growth.

Bottler Agreements

Bottler agreements are the standard agreements that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates for certain Coca-Cola trademark beverages. Coca-Cola FEMSA manufactures, packages, distributes and sells soft drink beverages and bottled water under a separate bottler agreement for each of its territories.

These bottler agreements provide that Coca-Cola FEMSA will purchase its entire requirement of concentrates for Coca-Cola trademark beverages from The Coca-Cola Company and other authorized suppliers at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion. Concentrate prices are determined as a percentage of the weighted average retail price in local currency, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, Coca-Cola FEMSA sets the price of products sold to retailers at its discretion, subject to the applicability of price restraints. Coca-Cola FEMSA has the exclusive right to distribute Coca-Cola trademark beverages for sale in its territories in authorized containers of the nature prescribed by the bottler agreements and currently used by Coca-Cola FEMSA. These containers include various configurations of cans and returnable and non-returnable bottles made of glass and plastic and fountain containers.

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

The Coca-Cola Company contributed a significant portion of Coca-Cola FEMSA’s total marketing expenses in its territories during 2006 and has reiterated its intention to continue providing support as part of its new cooperation framework with Coca-Cola FEMSA. Although Coca-Cola FEMSA believes that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “—Shareholders Agreement.”

Coca-Cola FEMSA has separate bottler agreements with The Coca-Cola Company for each of the territories in which it operates. Some of these bottler agreements renew automatically unless one of the parties gives prior notice that it does not wish to renew the agreement, while others require an agreement between the parties or require Coca-Cola FEMSA to give notice electing to renew the agreement. The following table summarizes by segment the expiration dates and renewal provisions of Coca-Cola FEMSA’s bottler agreements:

Segment	Expiration Date	Renewal/Termination Provision

Mexico	For two territories—June 2013	10 years, renewable automatically.

	For two territories—May 2015	10 years, renewable automatically.

Central America(1)	Guatemala—June 2007	Renewable as agreed between the parties.

	Nicaragua—June 2007	Five years, requires notice at least six but not more than 12 months before expiration date.

	Costa Rica—September 2007	Five years, requires notice at least six but not more than 12 months before expiration date.

	Panamá (Coca-Cola trademark beverages)— Indefinite.	May be terminated by either party with six months’ prior written notice.

	Panamá (Other beverages)—June 2007.	Five years, requires notice at least six but no more than 12 months before expiration date.

Segment	Expiration Date	Renewal Provision

Colombia	June 2007	Five years, requires notice at least six but not more than 12 months before expiration date.

Venezuela	For Coca-Cola trademark beverages—August 2006(1)	Five years, requires notice at least six but not more than 12 months before expiration date.

	For other beverages—August 2006(1)	Renewable as agreed between the parties.

Brazil	December 2004(1)	Five years, requires notice at least six but not more than 12 months before expiration date.

Argentina	September 2014	10 years, renewable automatically.

(1)	Coca-Cola FEMSA is in the process of negotiating renewals for these territories.

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

Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 100 F Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings we make electronically with the SEC are also available to the public over the Internet at the SEC’s website at www.sec.gov.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our business activities require the holding or issuing of financial instruments that expose us to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2006, we had outstanding long-term indebtedness of Ps. 36,691 million, of which 25.9% bore interest at fixed interest rates and 74.1% bore interest at variable interest rates. Swap contracts held by us effectively switch a portion of our variable rate indebtedness into fixed-rate indebtedness. After giving effect to these contracts, as of December 31, 2006, 80.4% of our long-term indebtedness was fixed rate and 19.6% of our long-term indebtedness was variable rate. The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate, or LIBOR (a benchmark rate used for Eurodollar loans), the Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate) or TIIE, and the Certificados de la Tesorería (Treasury Certificates) or CETES rate. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our financial instruments that are sensitive to changes in interest rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2006, plus spreads contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Brazilian reais and Colombian pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2006 exchange rate of 10.8755 Mexican pesos per U.S. dollar, 5.0868 Mexican pesos per Brazilian reais and 0.0049 Mexican pesos per Colombian peso.

The table below also includes the estimated fair value as of December 31, 2006 of:

•	long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;

•	long-term notes payable, based on quoted market prices; and

•	interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2006.

As of December 31, 2006, the fair value represents a loss of Ps. 460 million.

Principal by Year of Maturity

	At December 31, 2006								At December 31, 2005
	2007	2008	2009	2010	2011	2012 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of constant Mexican pesos)
Long-term debt:
Fixed rate debt:
U.S. dollars	100	468	3,287	20	—	—	3,875	3,969	5,957	6,225
Interest rate(1)	6.9%	7.0%	7.2%	3.4%	—	—	6.9%		7.7%
Mexican pesos	50	50	640	2,200	280	2,416	5,636	5,921	7,347	7,505
Interest rate(1)	9.8%	9.7%	9.7%	9.7%	9.7%	9.8%	9.8%		9.6%
Japanese yen	—	151	—	—	—	—	151	151
Interest rate(1)	—	5.8%	—	—	—	—	5.8%
Subtotal	150	669	3,927	2,220	280	2,416	9,662	10,041	13,304	13,730
Variable rate debt:
U.S. dollars	54	39	30	29	82	2,435	2,669	2,669	2,523	2,523
Interest rate(1)	5.7%	5.7%	5.7%	5.7%	5.7%	5.7%	5.7%		4.8%
Mexican pesos	2,032	5,118	1,478	2,653	3,776	9,070	24,127	24,195	19,088	19,161
Interest rate(1)	7.8%	7.8%	7.7%	7.6%	7.6%	7.6%	7.8%		9.3%
Colombian pesos	166	—	—	—	—	—	166	166	401	401
Interest rate(1)	9.3%	—	—	—	—	—	9.3%		8.7%
Brazilian reais	38	28	1	—	—	—	67	67	27	27
Interest rate(1)	9.3%	8.9%	11.2%	—	—	—	9.3%		6.5%	—
Subtotal	2,290	5,185	1,509	2,682	3,858	11,505	27,029	27,097	22,039	22,112
Total debt	2,440	5,854	5,436	4,902	4,138	13,921	36,691	37,138	35,343	35,842
Derivative instruments:
Cross currency and interest rate swaps
U.S. dollars to Mexican pesos:
Variable to fixed	—	—	—	—	—	—	—	—	1,561	(182)
Interest pay rate(1)	—	—	—	—	—	—	—	—	11.1%
Interest receive rate(1)	—	—	—	—	—	—	—	—	4.8%
Japanese yen to Brazilian reais
Fixed to variable	—	151	—	—	—	—	151	4	—	—
Interest pay rate(1)	—	14.0%	—	—	—	—	14.0%		—	—
Interest receive rate(1)	—	5.8%	—	—	—	—	5.8%		—	—

	At December 31, 2006								At December 31, 2005
	2007	2008	2009	2010	2011	2012 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of constant Mexican pesos)
Interest rate swaps:
Mexican pesos:
Variable to fixed	1,981	5,075	1,460	2,634	3,771	5,070	19,991	(889)	16,885	(514)
Interest pay rate(1)	9.5%	9.7%	9.8%	9.7%	9.5%	9.3%	9.5%		9.8%
Interest receive rate(1)	7.7%	7.6%	7.4%	7.4%	7.5%	7.6%	7.7%		9.4%

(1)	Weighted average interest rate.

A hypothetical, instantaneous and unfavorable change of one percentage point in the average interest rate applicable to variable-rate liabilities held at December 31, 2006 would increase our interest expense by approximately Ps. 72 million, or 14.0%, over the 12-month period of 2007, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country in which we operated, relative to the U.S. dollar. In 2006, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency At December 31, 2006

Country	Currency	% of Consolidated Total Revenues
Mexico	Mexican peso	72.5
Brazil	Real	9.6
Venezuela	Bolivar	5.2
Colombia	Colombian peso	4.5
Argentina	Argentine peso	2.6
United States	U.S. dollar	2.3
Costa Rica	Colon	1.2
Guatemala	Quetzal	0.8
Nicaragua	Cordoba	0.7
Panama	U.S. dollar	0.6

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are all subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2006, 81.1% of our long-term indebtedness was denominated in Mexican pesos, 17.8% was denominated in U.S. dollars, 0.6% was denominated in Brazilian reais and the remaining 0.5% in Colombian pesos. We also have short-term indebtedness which consists of revolving bank loans. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated long-term indebtedness is increased.

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar-denominated debt obligations as shown in the interest risk table above. We occasionally utilize financial derivative instruments to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies.

As of December 31, 2006, we did not have any forward agreements that meet the hedging criteria for accounting purposes, to hedge our operations denominated in U.S. dollars. During 2005, we had forward agreements for the purchase of U.S. dollars that meet hedging accounting criteria, in a notional amount of US$250 million, to hedge the foreign exchange rate risk related to our acquisition of a 30% interest in FEMSA Cerveza. These contracts were paid during 2005, and we recognized a foreign exchange loss of Ps. 162 million.

Additionally, as of December 31, 2006, we had certain forward contracts that did not meet the hedging criteria for accounting purposes; consequently, changes in the fair value of Ps. 22 million were recorded in the income statement. These contracts, which have a notional amount of Ps. 1,144 million, mature in June and August 2007. The fair value of the foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted.

As of December 31, 2006, we had forward agreements to buy euros to hedge the exchange risk between the U.S. dollar and the euro for the purchase of equipment. These contracts with a notional amount of €2 million, mature in 2007 and represented a loss of Ps. 2 million, Ps. 9 million and Ps. 18 million for the years ended December 31, 2006, 2005, and 2004, respectively.

As of December 31, 2006, we did not have any call option agreements to buy U.S. dollars. We contracted cross currency swaps to manage the interest rate and foreign exchange risks associated with our borrowings denominated in U.S. dollars and other foreign currencies. The aggregate notional amounts are Ps. 102 million with maturity dates in 2007. The fair value is estimated based on quoted market exchange rates and interest rates to terminate the contracts at December 31, 2006, with a fair value liability of Ps. 18 million. The net effect of expired contracts is included in interest expense and amounted to Ps. 70 million.

As of December 31, 2006, certain cross currency swap instruments do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value were recorded in the income statement. These contracts with a notional amount of Ps. 2,843 million mature in December 2011 with a fair value liability of Ps. 47 million.

	Forward Agreements
	At December 31, 2006			At December 31, 2005
	Notional Amount	Fair Value		Notional Amount	Fair Value
	(in millions of U.S. dollars and millions of constant ☐ Mexican pesos)
Euro forwards:
To cover Mexican peso risk	€2	Ps.2
Weighted average foreign exchange rate Mexican peso per Euro:
Contracted	13.0470	—
Quoted market	14.3303	—
Cross currency and interest rate swap:
To cover Japanese yen risk	¥4,267	Ps.	(18)
Weighted average foreign exchange rate Brazilian reais per Japanese yen:
Contracted	0.0185	—		—	—
Quoted market	0.0181	—		—	—
To cover U.S. dollar risk				$140	Ps.	(175)
Weighted average foreign exchange rate Mexican peso per U.S. dollar:
Contracted	—	—		11.0049	—
Quoted market	—	—		10.7109	—

As of December 31, 2006, we had determined that our leasing contracts denominated in U.S. dollars host an embedded derivative financial instrument. At December 31, 2006 and 2005, the fair value of these contracts represented Ps. 67 million and Ps. 124 million, respectively, which are recorded in the income statement as market value loss on ineffective portion of derivative financial instruments.

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Mexican peso relative to the U.S. dollar occurring on December 31, 2006, would have resulted in an increase in our net consolidated integral result of financing expense of approximately Ps. 585 million over the 12-month period of 2007, reflecting higher interest expense and foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2006. However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of the Mexican peso relative to the U.S. dollar, which gain on monetary position would reduce the consolidated net integral cost of financing.

As of March 31, 2007, the exchange rates relative to the U.S. dollar of all the countries in which we operate as well as their devaluation/revaluation effect compared to December 31, 2006, are as follows:

Country	Currency	Exchange Rate at March 31, 2007	(Devaluation) / Revaluation
Mexico	Mexican peso	11.0507	(1.6)%
Brazil	Real	2.0504	4.1%
Venezuela	Bolivar	2,150.0000	—
Colombia	Colombian peso	2,190.3000	2.2%
Argentina	Argentine peso	3.1000	(1.2)%
Costa Rica	Colon	520.6900	(0.1)%
Guatemala	Quetzal	7.6924	(1.3)%
Nicaragua	Cordoba	18.2207	(1.2)%
Panama	U.S. dollar	1.0000	—

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of all the countries in which we operate, relative to the U.S. dollar occurring on December 31, 2006, would produce a reduction in stockholders’ equity as follows:

Country	Currency	Reduction in Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	2,049
Argentina	Argentine peso	58
Brazil	Real	428
Venezuela	Bolivar	201
Colombia	Colombian peso	686
Costa Rica	Colon	181
Guatemala	Quetzal	57
Nicaragua	Cordoba	78
Panama	U.S. dollar	—

Equity Risk

During 2002, one of Coca-Cola FEMSA’s subsidiaries entered into an equity forward sale contract, with a notional amount of approximately Ps. 221 million. This contract expired in 2004 and Coca-Cola FEMSA recorded a loss on this instrument of Ps. 81 million, which resulted from the difference between the strike price of the forward contract and the market value of the shares.

As of December 31, 2006 and 2005, we did not have any equity forward agreements.

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials. The result of our commodity price contracts was a loss of Ps. 104 million and a loss of Ps. 2 million for the years ended December 31, 2006 and 2005, respectively, which were recorded in the results of operations of the year. The fair value is estimated based on the quoted market prices to terminate the contracts at the reporting date. As of December 31, 2006, we had various derivative instruments contracts with maturity dates in 2008 and 2010, notional amounts of Ps. 1,029 million and a fair value loss of Ps. 75 million.

ITEMS 12-14. NOT APPLICABLE

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

We have excluded from our assessment the internal control over financial reporting at Cevejarias Kaiser Brasil, S.A., which was acquired on January 13, 2006. Kaiser constitutes 3% of total assets, total revenues and net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu and an independent registered public accounting firm, as stated in their report included herein.

(c) Attestation Report of the Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

Monterrey, N.L., Mexico

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Fomento Económico Mexicano, S.A.B. de C.V. (formerly Fomento Económico Mexicano, S.A. de C.V., a Mexican corporation) and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control over Financial

Reporting, management excluded from its assessment the internal control over financial reporting at Cevejarias Kaiser Brasil, S.A. (“Kaiser”), which was acquired on January 13, 2006. Kaiser constitutes 3% of total assets, total revenues and net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at Kaiser.

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company, and our report dated June 26, 2007 expressed an unqualified opinion on those financial statements and includes explanatory paragraphs regarding (1) the nature and effect of differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America (2) the adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) and (3)

that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 2 to such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

C.P.C. Gabriel González Martínez

Monterrey, N.L., Mexico

June 26, 2007

(d) Changes in Internal Control over Financial Reporting

During 2006, there were no changes in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our shareholders and our board of directors have designated José Manuel Canal Hernando, an independent director as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu, and its affiliates as principal auditors, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2006 and 2005:

	Year ended December 31,
	2006		2005
	(in millions of Mexican pesos)
Audit fees	Ps.	101	Ps.	64
Audit-related fees		15		8
Tax fees		5		6
Other fees		6		—

Total	Ps.	127	Ps.	78

Audit fees. Audit fees in the above table are the aggregate fees billed by Deloitte in connection with the audit of our annual financial statements, the review of our quarterly financial statements, statutory and regulatory audits and compliance by FEMSA with Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-related fees. Audit-related fees in the above table for the year ended December 31, 2006 are the aggregate fees billed by Deloitte for financial accounting and reporting-related matters relating to the review of the prospectus for the equity offering.

Tax fees. Tax fees in the above table are fees billed by Deloitte for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

Other fees. Other fees in the above table are consulting related fees. As a percentage of the total fees billed to us, other fees represents 5% for 2006.

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

ITEM 16D. NOT APPLICABLE

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any of our equity securities in 2006. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Stock Incentive Plan” and “––EVA Stock Incentive Plan.”

Purchases of Equity Securities

Purchase Date	Total Number of BD Units Purchased	Average Price Paid per BD Units	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 23, 2006	687,610	Ps.95.42

March 1, 2007	1,067,380	Ps.123.50

I TEM 17. NOT APPLICABLE

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-54, incorporated herein by reference.

ITEM 19	EXHIBITS

1.1	Amended and Restated Bylaws (Estatutos Sociales) of FEMSA, dated December 7, 2006.

2.1	Deposit Agreement, as further amended and restated, among FEMSA, The Bank of New York, and all owners and holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to FEMSA’s registration statement on Form F-6 filed on April 30, 2007 (File No. 333- 142469)).

2.2	Specimen certificate representing a BD Unit, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, together with an English translation (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

2.3	Indenture, dated July 11, 1997, by and between Corporación Interamericana de Bebidas, S.A. de C.V. and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of Panamco’s Registration Statement on Form F-4, (File No. 333-7918)).

2.4	First Supplemental Indenture, dated October 15, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-2260)).

2.5	Second Supplemental Indenture, dated November 19, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-2260)).

2.6	Credit Agreement, dated as of September 27, 2004, among FEMSA Comercio, as borrower, Cadena Comercial Oxxo, S.A. de C.V., Impulsora de Mercados de Mexico, S.A. de C.V. and Oxxo Express, S.A. de C.V., as guarantors, the financial institutions party thereto, as lenders, BBVA Bancomer, S.A., as administrative agent, and BBVA Securities Inc, as mandated lead arranger (incorporated by reference to FEMSA’s Annual Report on Form 20-F filed on April 8, 2005 (File No. 333-08752)).

3.1	Amended Voting Trust Agreement among certain principal shareholders of FEMSA together with an English translation (incorporated by reference to FEMSA’s Schedule 13D as amended filed on August 11, 2005 (File No. 005-54705)).

4.1	Amended and Restated Shareholder’s Agreement, dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company and Inmex (incorporated by reference to Coca-Cola FEMSA’s annual report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.2	Amendment, dated May 6, 2003, to Shareholders’ Agreement as amended and restated on July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Coca-Cola FEMSA’s annual report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.3	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the valley of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.4	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the valley of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.5	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.6	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.7	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.8	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.9	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.10	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.11	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.12	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.13	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.14	Bottler Agreement and Letter Agreement, each dated March 18, 2000, between The Coca-Cola Company and Embotelladora Central, S.A. with respect to operations in Guatemala (English translation) (incorporated by reference to Exhibit 4.9 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.15	Bottler Agreement and Letter Agreement, each dated May 13, 2001, between The Coca-Cola Company and Panamco de Nicaragua, S.A. with respect to operations in Nicaragua (English translation) (incorporated by reference to Exhibit 4.10 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.16	Letter of Renewal, dated January 1, 2007, between The Coca-Cola Company and Industria Nacional de Refrescos, S.A., with respect to operations in Nicaragua (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 25, 2007 (File No. 1-12260)).

4.17	Bottler Agreement, dated August 1, 1947, between The Coca-Cola Company and The Panama Coca-Cola Bottling Company, with respect to operations in Panama (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 25, 2007 (File No. 1-12260)).

4.18	Bottler Agreement, dated November 1, 1994 between The Coca-Cola Company and Coca-Cola de Panamá, Compañía Embotelladora, S.A, with respect to operations in Panama (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 25, 2007 (File No. 1-12260)).

4.19	Bottler Agreement and Letter Agreement, each dated October 1, 2002, between The Coca-Cola Company and Embotelladora Panamco Tica, S.A. with respect to operations in Costa Rica (English translation) (incorporated by reference to Exhibit 4.11 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.20	Bottler Agreement, dated July 1, 1999, between The Coca-Cola Company and Panamco-Colombia, S.A., with respect to operations in Colombia (English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.21	Bottler Agreement, dated August 16, 1996, and Letter of Renewal, dated February 9, 2001, between The Coca-Cola Company and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (with English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.22	Bottler Agreement, dated August 16, 1996, and Letter of Renewal, dated February 9, 2001, between Advantage Investments, Inc. and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.23	Supply Agreement, dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.24	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.25	Bottler Agreement and Side Letter dated June 1,2005, between Panamco Baijo, S.A. de C.V., and the Coca-Cola Company with respect to operations in Baijo, Mexico (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.26	Letter of Renewal, dated January 1, 2007, between The Coca-Cola Company and Embotelladora Central, S.A, with respect to operations in Guatemala (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 25, 2007 (File No. 1-12260)).

4.27	Letter of Renewal, dated January 1, 2007, between The Coca-Cola Company and Coca-Cola FEMSA de Panamá, S.A. with respect to operations in Panama (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 25, 2007 (File No. 1-12260)).

4.28	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL—Industria Brasileira de Bebidas, S.A. and The Coca-Cola Company with respect to operations in São Paulo, Brazil (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.29	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL—Industria Brasileira de Bebidas, S.A. and The Coca-Cola Company with respect to operations in Campinas, Brazil (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.30	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL—Industria Brasileira de Bebidas, S.A., and The Coca-Cola Company with respect to operations in Campo Grande, Brazil (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.31	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.32	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administracion de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.33	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.34	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.35	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).

4.36	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.37	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.38	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.39	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.40	Letter of Renewal, dated January 1, 2007, between The Coca-Cola Company and Industria Nacional de Gaseosas S.A., with respect to operations in Colombia (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 25, 2007 (File No. 1-12260)).

4.41	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.42	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).

4.43	Share Purchase Agreement, dated November 3, 2006, between Compañía Internacional de Bebidas, S.A. de C.V., The Inmex Corporation and Dulux CBEXINMEX 2003 B.V.

8.1	Significant Subsidiaries.

10.1	The Coca-Cola Company Memorandum, to Steve Heyer from José Antonio Fernández, dated December 22, 2002 (incorporated by reference to FEMSA’s registration statement on Form F-3 filed on September 20, 2004 (File No. 333-117795)).

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2006.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 28, 2006.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 28, 2006.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 28, 2007

Fomento Económico Mexicano, S.A. de C.V.

By:	/S/ JAVIER ASTABURUAGA SANJINES
Name:	Javier Astaburuaga Sanjines
Title:	Executive Vice-President of Finance and Strategic Development

FOMENTO ECONÓMICO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Fomento Económico Mexicano, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of Fomento Económico Mexicano, S.A.B. de C.V. (formerly Fomento Económico Mexicano, S.A. de C.V., a Mexican corporation) and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of FEMSA Comercio, S.A. de C.V. and subsidiaries (a consolidated subsidiary), which statements reflect total assets constituting 8% and 7%, respectively, of consolidated total assets at December 31, 2006 and 2005, and total revenues constituting 28%, 27% and 24%, respectively, of consolidated total revenues for each of the three years in the period ended December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for FEMSA Comercio, S.A. de C.V. and subsidiaries, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican financial reporting standards.

Mexican financial reporting standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2006, and the determination of stockholders’ equity as of December 31, 2006 and 2005, to the extent summarized in Note 28.

As disclosed in Note 27 K) to the accompanying consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective December 31, 2006.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 26, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

C.P.C. Gabriel González Martínez Monterrey, N.L., Mexico June 26, 2007

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Balance Sheets

At December 31, 2006 and 2005. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2006.

	2006			2005
ASSETS
Current Assets:
Cash and cash equivalents	$735	Ps.	7,936	Ps.	8,558
Accounts receivable	646		6,974		5,519
Inventories	753		8,129		7,090
Recoverable taxes	111		1,204		952
Other current assets	108		1,166		983

Total current assets	2,353		25,409		23,102

Investments in shares	71		768		800
Property, plant and equipment	4,573		49,390		45,582
Intangible assets	5,170		55,833		50,990
Other assets	876		9,452		7,902
Bottles and cases	260		2,811		2,546
Deferred income tax asset	160		1,727		1,390

TOTAL ASSETS	$13,463	Ps.	145,390	Ps.	132,312

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans	$323	Ps.	3,490	Ps.	762
Interest payable	39		426		418
Current maturities of long-term debt	226		2,440		4,401
Suppliers	1,063		11,475		9,505
Taxes payable	231		2,495		2,088
Accounts payable	326		3,510		2,610
Other current liabilities	138		1,501		1,176

Total current liabilities	2,346		25,337		20,960

Long-Term Liabilities:
Bank loans and notes payable	3,172		34,251		30,942
Deferred income tax liability	355		3,834		3,533
Labor liabilities	288		3,115		2,556
Contingencies and other liabilities	428		4,625		3,832

Total long-term liabilities	4,243		45,825		40,863

Total liabilities	6,589		71,162		61,823

Stockholders’ Equity:
Minority interest in consolidated subsidiaries	1,853		20,008		20,462

Majority interest:
Capital stock	477		5,154		5,154
Additional paid-in capital	1,835		19,812		21,440
Retained earnings from prior years	2,869		30,988		26,239
Net income	613		6,622		5,766
Cumulative other comprehensive loss	(773)		(8,356)		(8,572)

Majority interest	5,021		54,220		50,027

Total stockholders’ equity	6,874		74,228		70,489

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$13,463	Ps.	145,390	Ps.	132,312

The accompanying notes are an integral part of these consolidated balance sheets.

Monterrey, N.L., Mexico, February 23, 2007.

José Antonio Fernández Carbajal	Javier Astaburuaga Sanjines
Chief Executive Officer	Chief Financial Officer

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Income Statements

For the years ended December 31, 2006, 2005 and 2004. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2006, except per share data.

	2006			2005		2004
Net sales	$11,667	Ps.	125,994	Ps.	111,051	Ps.	101,637
Other operating revenues	40		433		585		679

Total revenues	11,707		126,427		111,636		102,316
Cost of sales	6,291		67,940		59,483		54,190

Gross profit	5,416		58,487		52,153		48,126

Operating expenses:
Administrative	778		8,400		7,466		7,245
Selling	3,028		32,697		28,284		25,917

	3,806		41,097		35,750		33,162

Income from operations	1,610		17,390		16,403		14,964

Integral result of financing:
Interest expense	(374)		(4,040)		(4,520)		(4,076)
Interest income	65		707		684		613
Foreign exchange gain (loss)	(20)		(217)		308		(23)
Gain on monetary position	129		1,395		1,169		2,112
Market value loss on ineffective portion of derivative financial instruments	(10)		(109)		(160)		—

	(210)		(2,264)		(2,519)		(1,374)
Other expenses, net	(104)		(1,125)		(452)		(856)

Income before taxes and employee profit sharing	1,296		14,001		13,432		12,734
Taxes and employee profit sharing	445		4,806		4,866		2,649

Consolidated net income	$851	Ps.	9,195	Ps.	8,566	Ps.	10,085

Net majority income	613		6,622		5,766		6,411
Net minority income	238		2,573		2,800		3,674

Consolidated net income	$851	Ps.	9,195	Ps.	8,566	Ps.	10,085

Net majority income (U.S. dollars and constant Mexican pesos):
Per Series “B” share	$0.09	Ps.	0.99	Ps.	0.90	Ps.	1.08
Per Series “D” share	0.12		1.24		1.13		1.35

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2006, 2005 and 2004. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2006.

	2006			2005		2004
Resources Generated by (Used in) Operating Activities:
Consolidated net income	$851	Ps.	9,195	Ps.	8,566	Ps.	10,085
Depreciation	426		4,599		4,382		4,125
Amortization and other non-cash charges	280		3,021		2,675		2,724
Impairment of long-lived assets	19		200		81		509
Deferred income tax	1		18		(142)		(1,054)

	1,577		17,033		15,562		16,389
Working capital:
Accounts receivable	(41)		(442)		(489)		(118)
Inventories	(97)		(1,047)		(364)		(1,359)
Recoverable taxes, net	(47)		(505)		(598)		1,002
Other current assets	(13)		(141)		(84)		120
Suppliers and other current liabilities	139		1,503		694		927
Interest payable	1		8		(6)		(35)
Labor liabilities	(25)		(270)		(378)		(272)

Net resources generated by operating activities	1,494		16,139		14,337		16,654

Resources Generated by (Used in) Investing Activities:
Acquisition of Coca-Cola FEMSA minority interest	(428)		(4,627)		—		—
Acquisitions by FEMSA Cerveza	(168)		(1,816)		—		—
Property, plant and equipment	(456)		(4,924)		(3,364)		(3,304)
Other assets	(276)		(2,972)		(2,585)		(3,257)
Bottles and cases	(60)		(648)		(515)		(408)
Intangible assets	(28)		(301)		(407)		(539)
Other business acquisitions	(15)		(159)		—		—
Investments in shares	4		46		18		184
Acquisition of FEMSA Cerveza minority interest	—		—		—		(15,860)

Net resources used in investing activities	(1,427)		(15,401)		(6,853)		(23,184)

Resources Generated by (Used in) Financing Activities:
Bank loans obtained	838		9,063		1,986		26,118
Bank loans paid	(420)		(4,536)		(14,013)		(18,889)
Amortization in real terms of long-term liabilities	(108)		(1,169)		(1,332)		(2,021)
Dividends declared and paid	(130)		(1,406)		(1,063)		(907)
Contingencies and other financing liabilities	(293)		(3,167)		(13)		277
Cumulative translation adjustment	(18)		(197)		(177)		(144)
Issuance of capital stock	—		—		8,155		—
Capital contribution by Coca-Cola FEMSA’s minority interest	—		—		—		634

Net resources generated by (used in) financing activities	(131)		(1,412)		(6,457)		5,068

Cash and cash equivalents:
Net increase (decrease)	(64)		(674)		1,027		(1,462)
Cash received in acquisition of Kaiser	5		52		—		—
Initial balance	794		8,558		7,531		8,993

Ending balance	$735	Ps.	7,936	Ps.	8,558	Ps.	7,531

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2006, 2005 and 2004.

Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2006.

	Capital Stock		Additional Paid-in Capital		Retained Earnings from Prior Years		Net Income		Cumulative Other Comprehensive Loss		Majority Interest		Minority Interest in Consolidated Subsidiaries		Total Stockholders’ Equity
Balances at December 31, 2003	Ps.	4,799	Ps.	13,640	Ps.	17,495	Ps.	3,631	Ps.	(6,640)	Ps.	32,925	Ps.	20,199	Ps.	53,124

Transfer of prior year net income						3,631		(3,631)								—
Dividends declared and paid						(594)						(594)		(313)		(907)
Capital contribution by Coca-Cola FEMSA’s minority interest														634		634
Acquisition of FEMSA Cerveza minority interest														(6,383)		(6,383)
Comprehensive income								6,411		(420)		5,991		4,184		10,175

Balances at December 31, 2004		4,799		13,640		20,532		6,411		(7,060)		38,322		18,321		56,643

Transfer of prior year net income						6,411		(6,411)								—
Dividend declared and paid						(704)						(704)		(359)		(1,063)
Issuance of capital stock		355		7,800								8,155				8,155
Comprehensive income								5,766		(1,512)		4,254		2,500		6,754

Balances at December 31, 2005		5,154		21,440		26,239		5,766		(8,572)		50,027		20,462		70,489

Transfer of prior year net income						5,766		(5,766)								—
Dividends declared and paid						(1,017)						(1,017)		(389)		(1,406)
Kaiser’s minority interest														368		368
Acquisition of FEMSA Cerveza minority interest				(77)								(77)		(92)		(169)
Acquisition of Coca-Cola FEMSA minority interest				(1,551)								(1,551)		(3,076)		(4,627)
Comprehensive income								6,622		216		6,838		2,735		9,573

Balances at December 31, 2006	Ps.	5,154	Ps.	19,812	Ps.	30,988	Ps.	6,622	Ps.	(8,356)	Ps.	54,220	Ps.	20,008	Ps.	74,228

The accompanying notes are an integral part of these consolidated statements of changes in stockholders’ equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2006.

Note 1. Activities of the Company.

Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) is a Mexican holding company. On December 7, 2006, FEMSA changed its name as approved at a general extraordinary stockholders’ meeting from Fomento Económico Mexicano, S.A. de C.V. to Fomento Económico Mexicano, S.A.B. de C.V. due to a requirement of the Mexican Securities Law Issued on June 28, 2006. This new law requires every company that is listed on the Bolsa Mexicana de Valores, S.A. de C.V. (“BMV” Mexican Stock Exchange) to include “bursátil” (publicly traded) in their legal name or use the letter “B” after S.A.

The principal activities of FEMSA and its subsidiaries (the “Company”), as an economic unit, are carried out by operating subsidiaries and grouped under direct and indirect holding company subsidiaries (the “Subholding Companies”) of FEMSA. The following is a description of such activities, together with the ownership interest in each Subholding Company:

Subholding Company	% Ownership	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and Subsidiaries (“Coca-Cola FEMSA”)	53.7% (63.0% of the voting shares)	Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. The Coca-Cola Company indirectly owns 31.6% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 14.7% of Coca-Cola FEMSA’s capital stock are listed on BMV and The New York Stock Exchange, Inc. (“NYSE”).

FEMSA Cerveza, S.A. de C.V. and Subsidiaries (“FEMSA Cerveza”)	100%

Production, distribution and marketing of beer through its principal operating subsidiary, Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which operates six breweries throughout Mexico and produces and distributes 18 different brands of beer, of which the five most important are: Tecate, Sol, Carta Blanca, Superior and Indio.

Since January 2006, FEMSA Cerveza produces, distributes and markets beer in Brazil through Cervejarias Kaiser Brasil, S.A. (“Kaiser”) which operates 8 breweries in this country. Kaiser produces 13 different brands of which the most important are Kaiser Pilsen, Bavaria Pilsen and Sol (see Note 6).

FEMSA Comercio, S.A. de C.V. and Subsidiaries (“FEMSA Comercio”)	100%	Operation of a chain of convenience stores in Mexico under the trade name “Oxxo.”

Other Companies	100%	Companies engaged in the production and distribution of labels, plastic cases, coolers and commercial refrigeration equipment; as well as, transportation logistic and maintenance services to FEMSA’s subsidiaries and to third parties.

Note 2. Basis of Presentation.

The consolidated financial statements include the financial statements of FEMSA and those companies in which it directly or indirectly owns a majority of the outstanding voting capital stock and/or exercises control. All intercompany account balances and transactions have been eliminated in such consolidation.

The consolidated financial statements of the Company are prepared in accordance with “Normas de Información Financiera” (Mexican Financial Reporting Standards or “Mexican FRS”), which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”), as further explained in Note 27. A reconciliation from Mexican FRS to U.S. GAAP is included in Note 28.

As of May 31, 2004, the Mexican Institute of Public Accountants (“IMCP”) formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), consistent with the international trend requiring this function be performed by an independent entity. Accordingly, the task of establishing generally accepted accounting principles in Mexico, which included bulletins and circulars issued by the IMCP was transferred to CINIF.

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”). The translation of Mexican pesos into U.S. dollars (“$”) are included solely for the convenience of the reader, using the noon buying rate exchange rate published by Bank of New York of 10.7995 pesos per U.S. dollar as of December 31, 2006.

The results of the operations acquired by FEMSA are included in the consolidated financial statements since the date of acquisition. During 2006, FEMSA Cerveza acquired some businesses and FEMSA acquired 8.02% of Coca-Cola FEMSA; as a result, the consolidated financial statements are not comparable to the figures presented in prior years (see Note 5 and 6).

On February 23, 2007, the Board of Directors of FEMSA, unanimously approved the consolidated financial statements and the accompanying notes, as of and for the year ended December 31, 2006.

Note 3. Foreign Subsidiary Incorporation.

The accounting records of foreign subsidiaries are maintained in local currency and in accordance with local accounting principles of each country. For incorporation into the FEMSA consolidated financial statements, each foreign subsidiary’s individual financial statements are adjusted to Mexican FRS and restated to the purchasing power of the local currency applying inflation factors of the country of origin and are subsequently translated into Mexican pesos using the year-end exchange rate.

The variation in the net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders’ equity as part of other comprehensive income.

The accounting treatment for the integral result of financing when the Company designates a net investment in an acquired foreign subsidiary as an economic hedge to finance its acquisition is as follows:

•

The foreign exchange gain or loss is recorded as part of the cumulative translation adjustment to the extent the net investment in the foreign subsidiary covers the debt, net of taxes. The foreign exchange gain or loss associated with any unhedged portion of such debt is recorded in the integral result of financing; and

•

The monetary position result is computed using the inflation factors of the country in which the acquired subsidiary is located to the extent the net investment in that subsidiary covers the debt outstanding and is recorded as part of the cumulative translation adjustment. The monetary position result corresponding to the unhedged portion of such debt is calculated using the inflation factors of the country of the company that enters into the financing, and the effect is recorded in the integral result of financing.

As of the date of these consolidated financial statements, the Company has not designated any investment in a foreign subsidiary as an economic hedge.

The monetary position result and exchange gain or loss generated by foreign subsidiaries associated with the financing of intercompany foreign currency denominated balances recorded in the cumulative translation adjustment in stockholders’ equity as part of cumulative other comprehensive income are considered to be long-term investments since settlement is not planned or anticipated in the foreseeable future.

Note 4. Significant Accounting Policies.

The Company’s accounting policies are in accordance with Mexican FRS, which require that the Company’s management makes certain estimates and uses certain assumptions to determine the valuation of various items included in the consolidated financial statements. The Company’s management believes that the estimates and assumptions used were appropriated as of the date of these consolidated financial statements.

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

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the quoted market prices with original maturities of three months or less. As of December 31, 2006 and 2005 cash equivalents amounted to Ps. 4,802 and Ps. 4,797, respectively.

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

Other current assets are comprised of payments for services that will be received over the next 12 months and the fair market value of derivative financial instruments with maturity dates of less than one year (see Note 4 q).

Prepaid expenses are recorded at historical cost and are recognized in the income statement when the services or benefits are received. Prepaid expenses principally consist of advertising, promotional, leasing and insurance expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in results of operations the first time the advertising is transmitted.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. These costs are recorded as prepaid expenses and amortized over the period during which they are estimated to increase sales of the related products or container presentations to normal operating levels, which is generally no longer than one year.

Additionally, as of December 31, 2006, the Company has restricted cash, classified as other current assets, of Ps. 243 denominated in Venezuelan bolivars, and Ps. 7 denominated in Brazilian reais; both were pledged as collateral of accounts payable and are classified in other current assets due to their short-term nature. As of December 31, 2005, the Company had restricted cash of Ps. 84 denominated in Venezuelan bolivars.

e)	Bottles and Cases:

Returnable bottles and cases are recorded at acquisition cost and restated to their replacement cost. There are two types of returnable bottles and cases:

•	Those that are in the Company’s control in its facilities, in plant and distribution centers; and

•	Those that have been placed in the hands of customers.

Through December 31, 2005, FEMSA Cerveza classified returnable bottles and cases as inventories. Beginning on January 1, 2006, FEMSA Cerveza classifies returnable bottles and cases as long-lived assets in accordance with their estimated useful lives. Accounting estimates regarding returnable bottles and cases have not been modified. Returnable bottles and cases of FEMSA Cerveza as of December 31, 2005 have been reclassified in the accompanying consolidated balance sheets and combined with those of Coca-Cola FEMSA.

For financial reporting purposes, breakage of returnable bottles and cases in plant and distribution centers is recorded as an expense as it is incurred. For the years ended December 31, 2006, 2005 and 2004 breakage expense amounted to Ps. 684, Ps. 765 and Ps. 649 respectively. The Company estimates that breakage expense of returnable bottles and cases in plant and distribution centers is similar to the depreciation calculated on an estimated useful life of approximately five years for beer returnable bottles, four years for soft drinks returnable glass bottles and plastic cases, and 18 months for soft drink returnable plastic bottles.

Depreciation is computed for tax purposes using the straight-line method at a rate of 10% per year. As of January 1, 2005, FEMSA Cerveza, as allowed by the changes to the tax law, modified its tax criteria for the deduction of bottles, from deducting all purchases to computing depreciation using the straight-line method at a rate of 10% per year. The change does not impact the tax provision, but does generate surcharges. The total amount paid in 2005 as a surcharge was Ps. 185, of which Ps. 126 was recorded in net income as of December 31, 2004.

FEMSA Cerveza’s returnable bottles and cases are subject to an agreement with a retailer pursuant to which FEMSA Cerveza retains ownership. These bottles and cases are monitored by sales personnel during their periodic visits, and if any breakage is identified, it is charged to the retailer. Bottles and cases that are not subject to such agreements are expensed when placed in the hands of retailers.

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

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. Property, plant and equipment of domestic origin are restated by applying inflation factors. Imported equipment is restated by applying inflation factors of the country of origin and then translated at the year-end exchange rate.

Depreciation is computed using the straight-line method, based on the value of the restated assets reduced by their residual values. The Company, together with independent appraisers, estimates depreciation rates, considering the estimated remaining useful lives of the assets.

Through 2005 refrigeration equipment at Coca-Cola FEMSA was amortized on an estimated average useful life of approximately five years.

During 2006, Coca-Cola FEMSA changed its accounting estimate regarding the useful life of its refrigeration equipment in Mexican territories from 5 to 7 years considering the maintenance and replacement plans of the equipment and also supported by refrigeration equipment supplier and a third party. The change in accounting estimate is accounted for prospectively as of the date the change in estimate was made. The impact of this estimated change in 2006 was a reduction of depreciation expense by Ps. 127 recognized in 2006 consolidated results.

The estimated useful lives of the Company’s principal assets are as follows:

Years
Buildings and construction	40-50
Machinery and equipment	12-20
Distribution equipment	10-12
Refrigeration equipment	5-7
Information technology equipment	3-4

h)	Other Assets:

Other assets represent payments whose benefits will be received in future years and mainly consist of the following:

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

The amortization is recorded reducing net sales, which during the years ended December 31, 2006, 2005 and 2004, amounted to Ps. 1,360, Ps. 1,248 and Ps. 1,463, respectively.

•

Leasehold improvements, which are restated by applying inflation factors, are amortized using the straight-line method, over the shorter of the useful life of the assets or a term equivalent to the lease period.

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

Intangible assets with indefinite lives are not amortized and are subject to annual impairment test. These assets are recorded in the functional currency of the subsidiary in which the investment was made and were restated by applying inflation factors of the country of origin at the year-end exchange rate. The Company’s intangible assets with indefinite lives mainly consist of:

•

Coca-Cola FEMSA’s rights to produce and distribute Coca-Cola trademark products in the territories acquired. These rights are contained in agreements that are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States of America for the sale of concentrates for certain Coca-Cola trademark beverages;

•

Trademarks and distribution rights, recognized as a result of the acquisition of the 30% of FEMSA Cerveza (see Note 7) and payments made by FEMSA Cerveza in the acquisition of the previously granted franchise; and

•	Trademarks and goodwill recognized as a result of the acquisition of Kaiser (see Note 6).

Goodwill represents the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying inflation factors of the country of origin and the year-end exchange rate. Until December 31, 2004 goodwill was amortized using the straight-line method over a period of no more than 20 years.

j)	Impairment of Long-Lived Assets and Goodwill:

The Company reviews the carrying value of its long-lived assets for impairment and determines whether impairment exists, by comparing estimated discounted future cash flows to be generated by those assets with their carrying value.

For long-lived assets, such as property, plant and equipment, identifiable intangible assets and other assets, the Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through their expected future cash flows.

For goodwill, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the reporting unit might exceed its implied fair value.

Impairment charges regarding long-lived assets and goodwill are recognized in other expenses.

k)	Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in Coca-Cola FEMSA’s refrigeration equipment investment program. The contributions received for advertising and promotional incentives are included as a reduction of selling expenses. The contributions received for the refrigeration equipment investment program are recorded as a reduction of the investment in refrigeration equipment. The contributions received were Ps. 1,164, Ps. 1,016 and Ps. 1,018 during the years ended December 31, 2006, 2005 and 2004, respectively.

l)	Labor Liabilities:

Labor liabilities include obligations for pension and retirement plans, seniority premiums, postretirement medical services and beginning in 2005 severance indemnity liabilities, all based on actuarial calculations by independent actuaries, using the projected unit credit method. Beginning January 1, 2005, revised Bulletin D-3 “Labor Liabilities” establishes that severance payments resulting from situations other than a restructuring should be charged to the income statement in accordance with actuarial calculations based on the Company’s severance indemnity history of the last three to five years. Until December 31, 2004 such severance indemnities were charged to expenses on the date when a decision was taken.

Labor liabilities are considered to be non-monetary and are determined using long-term assumptions. The cost for the year of labor liabilities is charged to income from operations and unamortized prior service costs are recorded as expenses over the period during which the employees will receive the benefits of the plan.

Certain subsidiaries of the Company have established funds for the payment of pension benefits and postretirement medical services through irrevocable trusts with the employees named as beneficiaries.

Severance indemnities resulting from a restructuring program and associated with an ongoing benefit arrangement are charged to expenses on the date when a decision to retire personnel under a formal program or for specific causes is taken. These severance payments are included in other expenses. During the years ended December 31, 2006, 2005 and 2004, these payments amounted to Ps. 162, Ps. 126 and Ps. 165, respectively.

In 2006, Coca-Cola FEMSA implemented strategic restructuring programs in its commercial operations and recognized costs of Ps. 572, which are recorded in other expenses in the consolidated income statement. Such costs consist of Ps. 472 of severance payments associated with an ongoing benefit arrangement and Ps. 100 of other costs related to the restructuring programs. As of the end of 2006, Coca-Cola FEMSA has paid Ps. 201 and the remaining balance is expected to be paid during 2007.

m)	Revenue Recognition:

Revenue is recognized in accordance with stated shipping terms, as follows:

•

For domestic sales, upon delivery to the customer and once the customer has taken ownership of the goods (FOB destination). Domestic revenues are defined as the sales generated by the Company for sales realized in the country where the subsidiaries operate. As of December 31, 2006, 2005 and 2004, domestic revenues represented approximately 97%, 96% and 97% of total consolidated revenues, respectively; and

•	For export sales, upon shipment of goods to customers (FOB shipping point), and transfer of ownership and risk of loss.

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

Selling expenses include:

•

Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2006, 2005 and 2004, these distribution costs amounted to Ps. 9,190, Ps. 8,586 and Ps. 7,807, respectively;

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

The deferred tax provision to be included in the income statement is determined by comparing the deferred tax balance at the end of the year to the balance at the beginning of the year, restated in currency of the current year, excluding from both balances any temporary differences that are recorded directly in stockholders’ equity. The deferred taxes related to such temporary differences are recorded in the same stockholders’ equity account.

FEMSA has authorization from the Secretaría de Hacienda y Crédito Público to prepare its income tax and tax on assets returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries. The provisions for income taxes of the foreign countries have been determined on the basis of the taxable income of each individual company. Prior to January 2005, for its Mexican subsidiaries, the proportional taxable income or loss was limited to 60% of the stockholders’ ownership. Beginning in 2005, such limitation was eliminated.

p)	Integral Result of Financing:

The integral result of financing includes:

•	Interest: Interest income and expenses are recorded when earned or incurred, respectively;

•

Foreign Exchange Gains and Losses: Transactions in foreign currencies are recorded in local currencies using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for any foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries that are considered to be an economic hedge and the foreign exchange gain or loss from the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature (see Note 3);

•

Gain or Loss on Monetary Position: Represents the result of the effects of inflation on monetary items. The gain or loss on monetary position is computed by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of any foreign subsidiaries that are considered to be an economic hedge and the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature (see Note 3). The gain or loss on monetary position of foreign subsidiaries is translated into Mexican pesos using the year-end exchange rate; and

•

Market Value Gain or Loss on Ineffective Portion of Derivative Financial Instruments: Represents the net change in the fair value of, the ineffective portion of derivative financial instruments defined as hedges for accounting purposes and the net change in the fair value of embedded derivative financial instruments.

q)	Derivative Financial Instruments:

On January 1, 2005, Bulletin C-10, “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities) went into effect. Accordingly, the Company values and records all derivative financial instruments and hedging activities, including certain derivative financial instruments embedded in other contracts, in the balance sheet as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in net income or as a component of cumulative other comprehensive income, based on the type of hedging instrument and the ineffectiveness of the hedge.

The Company designates its financial instruments as hedging at the start of the hedging relationship, when transactions meet all hedging requirements. For cash flow hedges, the effective portion is recognized temporarily under comprehensive income within stockholders’ equity, and subsequently reclassified to current earnings at the same time it is affected by the hedged item. When derivative financial instruments do not meet all of the standards requirements for hedging purposes, the ineffective portion is immediately recognized in net income.

The Company reviews all contracts entered into to identify embedded derivatives that should be segregated from the host contract for purposes of valuation and recording. When an embedded derivative is identified and the host contract has not been stated at fair value and adequate elements for its valuation exist, the embedded derivative is segregated from the host contract, stated at fair value and classified as trading or designated as a financial instrument for hedging. Initial valuation and changes in the fair value of the embedded derivatives at the closing of each period are recognized in net income.

Prior to the effective date of Bulletin C-10, the Company’s derivative financial instruments entered into for hedging purposes were valued using the same valuation criteria applied to the hedged asset or liability, and their fair value were disclosed in the notes to the financial statements. Additionally, derivative financial instruments entered into for purposes other than hedging were valued and recorded at fair value. The difference between the derivative financial instrument’s initial value and fair value was recorded in the income statement.

r)	Cumulative Other Comprehensive Loss:

The cumulative balances of the components of majority other comprehensive loss are as follows:

	2006	2005
Cumulative result of holding non-monetary assets	Ps. (6,468)	Ps. (6,914)
Loss on cash flow hedges	(612)	(461)
Cumulative translation adjustment	(1,168)	(1,065)
Additional labor liability over unrecognized net transition obligation	(108)	(132)

	Ps. (8,356)	Ps. (8,572)

s)	Provisions:

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

Note 5. Acquisitions of Coca-Cola FEMSA Minority Interest

On November 3, 2006, FEMSA indirectly acquired 148,000,000 serie “D” shares, which represent 8.02% of the total outstanding equity of Coca-Cola FEMSA for an aggregate amount of Ps. 4,627 paid in cash. This acquisition increased FEMSA’s ownership stake in Coca-Cola FEMSA from 45.7% to 53.7% and its voting control from 53.6% to 63.0%. According to Mexican FRS this transaction occurs between shareholders and does not impact the net assets of the Company, and the payment in excess of the book value of the shares acquired is recorded in stockholders’ equity as a reduction of additional paid-in capital in the amount of Ps. 1,551.

Note 6. Acquisitions by FEMSA Cerveza.

During 2006, FEMSA Cerveza made certain business acquisitions that were accounted for under the purchase method. The results of the operations acquired by FEMSA Cerveza have been included in the consolidated financial statements since the date of acquisition, as a result of which the 2006 consolidated income statement and balance sheet are not comparable with those of the prior year. The 2006 statement of changes in financial position presents the effects of the acquisitions and incorporation of such operations as a single line item within investing activities.

The Companies acquired by FEMSA Cerveza are:

a)	On January 13, 2006, FEMSA Cerveza indirectly acquired a controlling stake in Kaiser from Molson Coors Brewing Co. (“Molson Coors”) for Ps. 742 paid in cash, which represented 68% of the equity of Kaiser. The acquisition was accounted under the purchase method. FEMSA Cerveza assumed Kaiser’s existing financial debt, which totaled approximately Ps. 654, and received certain indemnity provisions from Molson Coors for the potential payment of contingent liabilities and claims. Subsequent to the acquisition date, Kaiser paid Ps. 180 regarding such contingencies subject to the Molson Coors indemnifications and FEMSA Cerveza recorded a corresponding receivable for the amounts owed to them (see Note 8).

On December 18, 2006, FEMSA Cerveza, indirectly acquired Molson Coors’ remaining 14.95% stake in Kaiser and paid Ps. 169 in cash. In accordance with Mexican FRS, this purchase was accounted for as an equity transaction as it took place between Kaiser’s shareholders.

Additionally, FEMSA made an equity contribution of Ps. 2,156 on December 22, 2006 to Cervejarias Kaiser. Heineken NV, the other Kaiser shareholder, did not participate in this equity contribution and as a result its stake in Kaiser was diluted from 17.05% to 0.17%.

As of December 31, 2006, FEMSA Cerveza’s stake in Kaiser’s represents 99.83% of its outstanding equity. As a result of the step acquisition, FEMSA Cerveza identified and recorded intangible assets with indefinite lives consisting of trademarks of Ps. 524 and goodwill of Ps. 3,182 based on the preliminary purchase price allocation.

b)	In June 2006, FEMSA Cerveza acquired a beer distribution operation from a third-party distributors for an aggregate amount of Ps. 867. As a result of the acquisition, FEMSA Cerveza identified and recorded intangible assets with indefinite lives consisting beer distribution rights of Ps. 804 based on the preliminary purchase price allocation. No goodwill was recognized as of result of the acquisition.

Note 7. Acquisition of FEMSA Cerveza Minority Interest.

On August 31, 2004, the Company terminated the existing arrangements among affiliates of FEMSA and Interbrew S.A. (“Interbrew”), Labatt Brewing Company Limited and certain of their affiliates. As a result FEMSA indirectly owns 100% of FEMSA Cerveza; and Interbrew indirectly owns 100% of Labatt USA LLC and Latrobe Brewing Company LLC, its distribution subsidiaries in the United States of America.

The Company paid Interbrew Ps. 15,623 and incurred transaction costs of Ps. 237, which consisted of financial, advisory and legal fees, capitalized as adjustments to the purchase price. This transaction was financed with bridge loans which were paid through an equity offering completed on May 25, 2005.

The acquisition was accounted for under the purchase method and recorded trademarks and distribution rights as intangible assets with indefinite lives, for a total amount of Ps. 9,847. No goodwill was recognized as a result of the acquisition.

Note 8. Accounts Receivable.

	2006		2005
Trade	Ps.	6,084	Ps.	4,437
Allowance for doubtful accounts		(542)		(482)
Notes receivable		368		356
Molson Coors (see Note 6 a)		180		—
The Coca-Cola Company		179		422
Insurance claims		60		74
Travel advances to employees		48		34
Loans to employees		43		40
Guarantee deposits		38		239
Other		516		399

	Ps.	6,974	Ps.	5,519

The changes in the allowance for doubtful accounts are as follows:

	2006		2005		2004
Initial balance	Ps.	482	Ps.	467	Ps.	426
Provision for the year		198		188		210
Write-off of uncollectible accounts		(119)		(156)		(161)
Restatement of the initial balance		(19)		(17)		(8)

Ending balance	Ps.	542	Ps.	482	Ps.	467

Note 9. Inventories.

	2006		2005
Finished products	Ps.	3,831	Ps.	3,168
Raw materials		3,432		3,231
Advances to suppliers		129		70
Work in process		277		218
Spare parts		583		444
Advertising and promotional materials		5		8
Allowance for obsolescence		(128)		(49)

	Ps.	8,129	Ps.	7,090

Note 10. Other Current Assets.

	2006		2005
Advertising and promotional expenses		Ps. 344	Ps. 369
Restricted cash		250	84
Derivative financial instruments		231	207
Prepaid leases		124	83
Agreements with customers		80	87
Advances to suppliers		65	55
Deferred promotional expenses		38	33
Prepaid insurance		20	18
Other		14	47

	Ps.	1,166	Ps. 983

The advertising and promotional expenses recorded in the income statements for the years ended December 31, 2006, 2005 and 2004 amounted to Ps. 4,572, Ps. 3,353 and Ps. 3,467, respectively.

Note 11. Investments in Shares.

Company	Ownership	2006	2005
FEMSA Cerveza:
Affiliated companies of FEMSA Cerveza (1)	Various	Ps. 221	Ps. 195
Río Blanco Trust (waste water treatment plant) (1)	19.12%	74	78
Other (2)	Various	13	14
Coca-Cola FEMSA:
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	23.11%	108	156
KSP Partiçipações, S.A. (1)	38.74%	95	92
Industria Mexicana de Reciclaje, S.A. de C.V. (1)	35.00%	80	86
Compañía de Servicios de Bebidas Refrescantes S.A. de C.V. (“Salesko”) (1)	26.00%	17	21
Beta San Miguel, S.A. de C.V. (“Beta San Miguel”) (2)	2.54%	67	67
Complejo Industrial Can, S.A. (“CICAN”) (1)	48.10%	38	39
Other (2)	Various	5	8
Other investments (2)	Various	50	44

		Ps. 768	Ps. 800

Accounting method:

(1)	Equity method.

(2)	Restated acquisition cost (there is no readily determinable market value).

Note 12. Property, Plant and Equipment.

	2006		2005
Land	Ps.	6,321	Ps.	6,066
Buildings, machinery and equipment		75,638		69,137
Accumulated depreciation		(37,938)		(33,848)
Refrigeration equipment		8,748		7,736
Accumulated depreciation		(6,646)		(5,771)
Construction in progress		2,413		1,345
Long-lived assets stated at realizable value		745		765
Other long-lived assets		109		152

	Ps.	49,390	Ps.	45,582

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

	2006		2005
FEMSA and others subsidiaries	Ps.	296	Ps.	306
FEMSA Cerveza		283		260
Coca-Cola FEMSA		166		199

	Ps.	745	Ps.	765

Land	Ps.	505	Ps.	513
Buildings		212		224
Equipment		28		28

	Ps.	745	Ps.	765

As a result of selling certain long-lived assets, the Company recognized a gain of Ps. 19 and Ps. 26 for the years ended December 31, 2006 and 2004, respectively. In 2005 the result of selling long-lived assets was break-even.

Note 13. Intangible Assets.

	2006	2005
Unamortized intangible assets:
Coca-Cola FEMSA:
Rights to produce and distribute Coca-Cola trademark products	Ps. 39,399	Ps. 39,001
FEMSA Cerveza:
Trademarks and distribution rights	10,897	10,097
Goodwill	3,182	—
Kaiser trademarks	524	—
Other	274	226
Other unamortized intangible assets	472	472
Amortized intangible assets:
Cost of systems implementation	688	783
Start-up expenses	248	243
Other	149	168

	Ps. 55,833	Ps. 50,990

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments				Amortization						Estimated Amortization Per Year
	Initial		Additions		Initial		For the Year		Total
2006:
Cost of systems implementation	Ps.	1,522	Ps.	279	Ps.	(739)	Ps.	(374)	Ps.	688	Ps.	350
Start-up expenses		318		32		(75)		(27)		248		35
2005:
Cost of systems implementation	Ps.	1,140	Ps.	382	Ps.	(431)	Ps.	(308)	Ps.	783
Start-up expenses		285		33		(52)		(23)		243

Note 14. Other Assets.

	2006		2005
Leasehold improvements	Ps.	3,508	Ps.	2,823
Agreements with customers		3,255		3,243
Additional labor liabilities (see Note 17)		1,226		580
Long-term accounts receivable		356		407
Long-term licenses		176		119
Advertising and promotional expenses		119		67
Other		812		663

	Ps.	9,452	Ps.	7,902

Note 15. Balances and Transactions with Related Parties and Affiliated Companies.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances	2006	2005
Assets (accounts receivable)	Ps. 442	Ps. 671
Liabilities (suppliers and other liabilities)	2,124	1,396

Transactions	2006	2005	2004
Income:
Export beer sales to Labatt USA (1)	Ps. —	Ps. —	Ps. 989
Interest income related to short-term bank deposits at BBVA Bancomer, S.A. (2) (4)	—	—	40
Sales of cans and aluminum lid to Promotora Mexicana de Embotelladores, S.A. de C.V.	1,065	966	974
Other revenues from affiliated companies of FEMSA Cerveza	855	821	816
Sales of non-carbonated soft-drinks to Salesko	26	19	—
Expenses:
Purchase of concentrate from The Coca-Cola Company	9,298	8,328	7,767
Purchase of baked goods and snacks from Grupo Industrial Bimbo, S.A. de C.V. (2)	997	916	813
Purchase of sugar, can and aluminum lid from Promotora Mexicana de Embotelladores, S.A. de C.V.	833	1,300	2,151
Purchase of canned products from IEQSA and CICAN	785	617	509
Purchase of sugar from Beta San Miguel	516	598	985
Interest expense paid to The Coca-Cola Company	54	12	15
Insurance premiums for policies with Grupo Nacional Provincial, S.A., Seguros Monterrey New York Life, S.A. and Fianzas Monterrey, S.A.(2) (4)	39	52	233
Purchase of plastic bottles from Embotelladora del Atlántico, S.A. (formerly Complejo Industrial Pet, S.A.) (2)	32	175	174
Purchases of crown caps from Tapón Corona, S.A.(3)	—	122	223
Interest expense related to long-term debt at BBVA Bancomer, S.A. (2) (4)	—	—	419
Management fees and technical assistance paid to Labatt (1)	—	—	91

(1)	Labatt and Labatt USA were considered to be related parties until the acquisition by FEMSA of the remaining 30% interest of FEMSA Cerveza (see Note 7).

(2)	One or more members of the board of directors or senior management are members of the board of directors or senior management of the counterparties to these transactions.

(3)	In 2006, Tapón Corona is not considered to be related party.

(4)	Since 2005, BBVA Bancomer, S.A. de C.V., Seguros Monterrey New York Life, S.A. and Fianzas Monterrey, S.A. are not considered to be related parties.

Note 16. Balances and Transactions in Foreign Currencies.

Assets, liabilities and transactions denominated in foreign currencies, other than the functional currencies of the reporting unit, translated into U.S. dollars are as follows:

Balances		Applicable Exchange Rate (1)	Short-Term	Long-Term	Total
2006:	Assets	10.8755	$107	$16	$123
	Liabilities		233	535	768
2005:	Assets	10.7109	$269	$12	$281
	Liabilities		369	545	914

(1)	Mexican pesos per one U.S. dollar.

Transactions	2006	2005	2004
Revenues	$387	$361	$256

Expenses:
Purchases of raw materials	553	468	411
Interest expense	159	139	116
Export expenses	74	65	29
Technical assistance fees	11	5	32
Other	111	84	102

	$908	$761	$690

As of February 23, 2007, the issuance date of these consolidated financial statements, the exchange rate published by “Banco de México” was 11.0023 Mexican pesos per one U.S. dollar, and the foreign currency position was similar to that as of December 31, 2006.

Note 17. Labor Liabilities.

In December 2006, the Company approved to modify its pension and retirement plans effective in 2007. Through December 2006, the Company’s pension and retirement plans provided for lifetime monthly payment as a complement to the pension payment received from the Mexican Social Security Institute (Instituto Mexicano del Seguro Social, “IMSS”). The modified pension and retirement plans, provide for one a lump-sum benefit payment, in addition to the pension benefits received from the IMSS which will supplement the beneficiary’s earnings.

Additionally, FEMSA modified the long-term assumptions used in the actuarial calculations for its Mexican subsidiaries in 2006. The discount rate was reduced from 6.0% to 4.5% based on changes in the Company’s revised estimate of current prices for settling its related obligations as a result of recent stability reflected by the Mexican economy. The expected salary increase was reduced from 2.0% to 1.5% based on changes in the estimated future compensation of its Mexican employees. The expected return on plan assets was reduced from 6% to 4.5% based on returns currently being earned by plan assets and the rates of return expected to be available for reinvestment in the future.

The net effect of the changes mentioned above was an increase in pension and retirement plan, seniority premium and severance indemnity liabilities of Ps. 768, Ps. 18 and Ps. 22, respectively. These changes were accounted as an unrecognized prior service costs and unrecognized actuarial net loss, which will be amortized over the expected service period of the Company’s personnel.

a)	Assumptions:

Actuarial calculations for pension and retirement plans, seniority premiums, postretirement medical services and severance indemnity liabilities, as well as the cost for the period, were determined in 2006 using the following long-term assumptions:

Real Rates
Annual discount rate	4.5%
Salary increase	1.5%
Return on assets	4.5%
Measurement date: December 2006

The basis for the determination of the long-term rate of return is supported by a historical analysis of average returns in real terms for the last 30 years of the Certificados de Tesorería del Gobierno Federal (Mexican Federal Government Treasury Certificates) for Mexican investments, Treasury Bonds of each country for other investments and the expected rates of return of long-term returns of the actual investments of the Company.

The annual growth rate for health care expenses is 2% in real terms, consistent with the historical average health care expense rate for the past 30 years and such rate is expected to remain consistent for the foreseeable future.

Based on these assumptions, the expected benefits to be paid in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Postretirement Medical Services		Severance Indemnities
2007	Ps.	378	Ps.	11	Ps.	39	Ps.	106
2008		293		12		40		78
2009		280		13		41		70
2010		264		14		42		65
2011		316		17		44		59
2012 to 2016		1,325		155		325		195

b)	Balances of the Liabilities:

	2006	2005
Pension and retirement plans:
Vested benefit obligation	Ps. 2,130	Ps. 1,844
Non-vested benefit obligation	2,450	1,682

Accumulated benefit obligation	4,580	3,526
Excess of projected benefit obligation over accumulated benefit obligation	500	391

Projected benefit obligation	5,080	3,917
Pension plan funds at fair value	(2,612)	(2,197)

Unfunded projected benefit obligation	2,468	1,720
Unrecognized net transition obligation	(205)	(274)
Unrecognized prior service costs	(1,026)	—
Unrecognized actuarial net gain (loss)	5	(141)

	1,242	1,305
Additional labor liability	896	351

Total	2,138	1,656

Seniority premiums:
Vested benefit obligation	111	91
Non-vested benefit obligation	101	76

Accumulated benefit obligation	212	167
Excess of projected benefit obligation over accumulated benefit obligation	24	24

Unfunded projected benefit obligation	236	191
Unrecognized net transition obligation	(10)	(14)
Unrecognized actuarial net loss	(50)	(18)

	176	159
Additional labor liability	55	42

Total	231	201

Postretirement medical services:
Vested benefit obligation	301	292
Non-vested benefit obligation	404	316

Accumulated benefit obligation	705	608
Medical services funds at fair value	(101)	(81)

Unfunded accumulated benefit obligation	604	527
Unrecognized postretirement net transition obligation	(41)	(57)
Unrecognized actuarial net loss	(322)	(280)

Total	241	190

Severance indemnities:
Accumulated benefit obligation	503	460
Excess of projected benefit obligation over accumulated benefit obligation	39	39

Projected benefit obligation	542	499
Unrecognized net transition obligation	(453)	(386)
Unrecognized actuarial net loss	(33)	—

	56	113
Additional labor liability	449	396

Total	505	509

Total labor liabilities	Ps. 3,115	Ps. 2,556

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the current period.

The projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which was recorded in other assets up to an amount of the unrecognized net transition obligation (see Note 14) and the difference was recorded in other comprehensive loss.

c)	Trust Assets:

Trust assets consist of fixed and variable return financial instruments, at market value. The trust assets are invested as follows:

	2006	2005
Fixed Return:
Traded securities	25%	17%
Bank instruments	20%	16%
Federal government instruments	31%	30%
Variable Return:
Publicly traded	24%	37%

	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the portfolio is consistent with those of other large multi-national companies that manage long-term funds.

During 2006, the contributions to the pension plan and postretirement medical services trust assets amounted to Ps. 270, and the Company estimates that the contributions during 2007 will reach approximately Ps. 470.

The amounts and types of securities of the Company and related parties included in trust assets are as follows:

	2006		2005
Debt:
Grupo Industrial Bimbo, S.A. de C.V. (1)	Ps.	10	Ps.	11
Coca-Cola FEMSA		—		46
FEMSA		—		23
Capital:
FEMSA		185		302

(1)	One or more members of the board of directors or senior management are members of the board of directors or senior management of this Company.

d)	Cost for the Year:

	2006	2005	2004
Pension and retirement plans:
Service cost	Ps. 130	Ps. 115	Ps. 115
Interest cost	220	205	206
Expected return on trust assets	(131)	(119)	(113)
Amortization of unrecognized transition obligation	53	52	25
Amortization of net actuarial loss	5	1	—

	277	254	233

Seniority premiums:
Service cost	23	22	21
Interest cost	11	10	10
Amortization of unrecognized transition obligation	2	2	1
Amortization of net actuarial loss	1	—	—

	37	34	32

Postretirement medical services:
Service cost	20	19	16
Interest cost	34	33	29
Expected return on trust assets	(3)	(3)	(2)
Amortization of unrecognized transition obligation	5	5	13
Amortization of net actuarial loss	9	11	—

	65	65	56

Severance indemnities:
Service cost	77	58	—
Interest cost	31	28	—
Amortization of unrecognized transition obligation	34	29	—

	142	115	—

	Ps. 521	Ps. 468	Ps. 321

e)	Changes in the Balance of the Obligations:

	2006	2005
Pension and retirement plans:
Initial balance	Ps. 3,917	Ps. 3,653
Service cost	130	115
Interest cost	220	205
Curtailment	(23)	—
Amendments	999	—
Actuarial loss	32	219
Benefits paid	(195)	(275)

Ending balance	5,080	3,917

Seniority premiums:
Initial balance	191	179
Service cost	23	22
Interest cost	11	10
Actuarial loss	44	8
Benefits paid	(33)	(28)

Ending balance	236	191

Postretirement medical services:
Initial balance	608	566
Service cost	20	19
Interest cost	34	33
Actuarial loss	86	9
Benefits paid	(43)	(19)

Ending balance	705	608

Severance indemnities:
Initial balance	499	520
Kaiser acquisition	27	—
Service cost	77	58
Interest cost	31	28
Actuarial loss	31	—
Benefits paid	(123)	(107)

Ending balance	542	499

f)	Changes in the Balance of the Trust Assets:

	2006	2005
Pension and retirement plans:
Initial balance	Ps. 2,197	Ps. 1,982
Actual return on trust assets in real terms	363	247
Contributions	208	150
Benefits paid	(156)	(182)

Ending balance	2,612	2,197

Postretirement medical services:
Initial balance	81	65
Actual return on trust assets in real terms	1	7
Contributions	62	28
Benefits paid	(43)	(19)

Ending balance	101	81

g)	Variation in Health Care Assumptions:

The following table presents the impact to the postretirement medical service obligations and the expenses recorded in the income statement with a variation of 1% in the assumed health care cost trend rates.

	Impact of changes:
	+ 1%		- 1%
Postretirement medical services obligation	Ps.	90	Ps.	(119)
Cost for the year		18		(4)

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

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded in income from operations and are paid in cash the following year. During the years ended December 31, 2006, 2005 and 2004, the bonus expense recorded amounted to Ps. 862, Ps. 664 and Ps. 649, respectively.

All shares held by the trusts are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

Note 19. Bank Loans and Notes Payable.

The following table presents short-term debt consisted principally of revolving bank loans as well as their weighted average rates:

	% Interest Rate	2006		% Interest Rate	2005
Mexican pesos	7.6%	Ps.	406	4.4%	Ps.	47
U.S. dollars	5.9%		1,791	4.7%		5
Argentine pesos	10.6%		527	9.4%		247
Venezuelan bolivars	9.6%		422	12.1%		463
Brazilian reals	13.9%		102	—		—
Japanese yen	2.9%		242	—		—

		Ps.	3,490		Ps.	762

The following table presents long-term bank loans and notes payable, as well as their weighted average rates and derivative financial instruments contracted by the Company:

	% Interest Rate	2006	% Interest Rate	2005
Fixed interest rate:
U.S. dollars:
Yankee bonds	7.3%	Ps. 3,233	7.9%	Ps. 5,576
Bank loans	5.3%	642	3.4%	263
Capital leases		—	5.6%	118
Mexican pesos:
Bank loans	9.7%	4,136	9.6%	4,304
Notes	10.2%	1,500	10.2%	1,561
Units of investment (UDI)		—	8.7%	1,483
Japanese yen:
Bank loans	5.8%	151
Variable interest rate:
U.S. dollars:
Bank loans	5.7%	2,660	4.8%	2,470
Capital leases	8.7%	9	6.9%	53
Mexican pesos:
Bank loans	7.6%	15,971	9.0%	10,602
Notes	8.2%	8,156	9.7%	8,486
Colombian pesos:
Notes	9.3%	166	8.7%	401
Brazilian reals:
Bank loans	9.3%	67		—
Guatemalan quetzals:
Bank loans		—	6.5%	26

Long-Term Debt		36,691		35,343
Current maturities of long-term debt		(2,440)		(4,401)

		Ps. 34,251		Ps. 30,942

Hedging Derivative Financial Instruments	% Interest Rate (1)	2006	% Interest Rate (1)	2005
Interest rate swaps variable to fixed:
Mexican pesos:
Bank loans:		Ps. 11,835		Ps. 8,399
Interest pay rate	9.8%		10.3%
Interest receive rate	7.4%		9.1%
Notes:		8,156		8,486
Interest pay rate	9.2%		9.2%
Interest receive rate	8.0%		9.7%
Cross currency swaps:
Bank loans from U.S. dollars to Mexican pesos:		—		1,561
Interest pay rate			11.1%
Interest receive rate			4.8%
Bank loans from Japanese yen to Brazilian reals:		393		—
Interest pay rate	13.9%
Interest receive rate	4.0%

(1)	Weighted average rate.

Maturities of long-term debt as of December 31, 2006 are as follows:

Current maturities of long-term debt	Ps.	2,440
2008		5,854
2009		5,436
2010		4,902
2011		4,138
2012 and thereafter		13,921

	Ps.	36,691

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

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of long-term notes is based on quoted market prices. The fair value is estimated as of the date.

	2006	2005
Carrying value	Ps. 36,691	Ps. 35,343
Fair value	37,138	35,842

b)	Interest Rate Swaps:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. The fair value is estimated based on quoted market prices to terminate the contracts at the date of the most reporting date. The changes in the fair value were recorded in cumulative other comprehensive loss.

At December 31, 2006, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount	Fair Value Liability
2007	Ps. 4,250	Ps. (36)
2008	5,000	(87)
2009	2,405	(147)
2010	3,513	(260)
2011	2,413	(152)
2012	1,500	(155)
2013	2,000	(52)

The net effect of expired contracts is included in interest expense and amounted to Ps. 322, Ps. 28 and Ps. 158 for the years ended December 31, 2006, 2005 and 2004, respectively.

A portion of certain interest rate swaps do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value were recorded in the result of financing as a loss in the market value on ineffective portion of derivative financial instruments, as part of the integral result of financing.

The net effect of these contracts as of the issuance of the financial statements was a loss of Ps. 36. As of December 31, 2005, there are no ineffective amounts regarding, the Company’s interest rate swaps.

c)	Forward Agreements to Purchase Foreign Currency:

The Company entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican pesos and the euro for the purchase of equipment. The fair value is estimated based on quoted market prices to terminate the contracts at the date of the reporting date. The changes in the fair value were recorded in cumulative other comprehensive loss. As of December 31, 2006 the notional amount of these contracts amounted to € 2 million with a fair value asset of Ps. 2. The contracts expire in January 2007.

The net effect of the Company’s expired foreign exchange contracts are losses of Ps. 2, Ps. 9 and Ps. 18 for the years ended December 31, 2006, 2005 and in 2004; such effects were recorded as foreign exchange loss in the integral result of financing.

In connection with the bridge loans incurred regarding the acquisition of FEMSA Cerveza’s minority interest, the Company entered into forward contracts to buy U.S. dollars. This transaction generated a foreign exchange loss of Ps. 162 recorded in the income statement for the year ended December 31, 2005. These forward contracts were terminated in 2005 in conjunction with the payment of the bridge loans.

As of December 31, 2006, certain of the Company’s forward contracts to buy U.S. dollars and other currencies do not meet the hedging criteria for accounting purposes; consequently changes in the fair value were recorded in the integral result of financing as a market value gain or loss on ineffective portion of derivative financial instruments as part of the integral result of financing.

The notional amount of such contracts that mature in 2007 is Ps. 1,144 with fair value asset of Ps. 41. The net effect of expired contracts amounting to Ps. 22 that did not meet the hedging criteria for accounting purposes is included as a market value loss on the ineffective portion of derivative financial instruments. As of December 31, 2005, there are no effects of forwards agreements to purchase foreign currency.

d)	Cross Currency Swaps:

The Company enters into cross currency swaps to reduce its exposure to the risk of exchange rate and interest fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. The fair value is estimated based on the quoted market exchange rates and interest rates to terminate the contracts at the date of the reporting date. The changes in the fair value were recorded in cumulative other comprehensive loss.

As of December 31, 2006, the Company has cross currency swap agreements outstanding with a fair value liability of Ps. 18 and a notional amount of Ps. 393. Those contracts mature in 2007.

The net effect of expired contracts included in interest expenses as part of the integral result of financing amounted to Ps. 70 and Ps. 130 , for the years ended December 31, 2006 and 2005, respectively.

Certain cross currency swaps instruments did not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value are recorded as a loss in the market value on ineffective portion of derivative financial instruments as part of the integral result of financing.

Those contracts with a notional amount of Ps. 2,843 expire in December 2011 and the net effect changes in the fair value amounted Ps. 47 of a loss recorded in the market value on ineffective portion of derivative financial instruments.

The net effect of expired contracts that did not meet the hedging criteria for accounting purposes is recorded as a market value loss on ineffective portion of derivative financial instruments and amounted to Ps. 3 and Ps. 226 for the year ended December 31, 2006 and 2005, respectively.

e)	Commodity Price Contracts:

The Company enters into various commodity price contracts to reduce its exposure to the risk of certain raw material costs. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date. The changes in the fair value were recorded in cumulative other comprehensive loss.

As of December 31, 2006, the Company has commodity price contracts with maturity dates ending in 2008, with a notional amount of Ps. 1,029 and had recorded a fair value liability of Ps. 75.

As of the end of 2006 and 2005 the net effect of expired commodity price contracts were losses of Ps. 104 and Ps. 2, respectively, and were recorded as part of operating income offsetting the related raw material cost.

f)	Embedded Derivative Financial Instruments:

The Company has determined that its leasing contracts denominated in U.S. dollars host embedded derivative financial instruments. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date. The changes in the fair value were recorded in the integral result of financing as market value on ineffective portion of derivative financial instruments.

As of December 31, 2006 and 2005 the Company has recognized the fair value of such instruments as a market value assets of Ps. 67 and Ps. 124, respectively.

Note 21. Minority Interest in Consolidated Subsidiaries.

	2006	2005
Coca-Cola FEMSA	Ps. 19,849	Ps. 20,412
FEMSA Cerveza	159	50

	Ps. 20,008	Ps. 20,462

Note 22. Stockholders’ Equity.

As of December 31, 2006, the capital stock of FEMSA was comprised of 5,963,710,450 common shares, without par value and with no foreign ownership restrictions. Fixed capital amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

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

As of December 31, 2006, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	472,349,500	720,392,590	1,192,742,090

Shares:
Series “B”	2,361,747,500	720,392,590	3,082,140,090
Series “D”	—	2,881,570,360	2,881,570,360
Subseries “D-B”	—	1,440,785,180	1,440,785,180
Subseries “D-L”	—	1,440,785,180	1,440,785,180

Total shares	2,361,747,500	3,601,962,950	5,963,710,450

On May 25, 2005, the Company completed an equity offering, obtaining net proceeds of Ps. 8,155, which were used to repay the bridge loans incurred in connection with the acquisition of a 30% equity interest in FEMSA Cerveza and to repay other indebtedness. As a result of the equity offering in 2005, the Company’s capital stock increased by 666,400,000 shares.

The restatement of stockholders’ equity for inflation is allocated to each of the various stockholders’ equity accounts, as follows:

	Historical Value	Restatement	Restated Value
Capital stock	Ps. 2,982	Ps. 2,172	Ps. 5,154
Additional paid-in capital	13,269	6,543	19,812
Retained earnings from prior years	29,178	1,810	30,988
Net income	6,465	157	6,622

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the Company, except as a stock dividend. As of December 31, 2006, this reserve for FEMSA amounted to Ps. 596 (nominal value).

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

Dividends paid in excess of CUFIN and CUFINRE are subject to income tax at a grossed-up rate based on the current statutory rate. In 2003, this tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments. As of December 31, 2006, FEMSA’s balances of CUFIN and CUFINRE amounted to Ps. 30,501 and Ps. 1,114, respectively, and the deferred tax payments were Ps. 86.

At an ordinary stockholder meeting of FEMSA held on March 10, 2006, the stockholders approved a dividend of 0.147514 Mexican pesos (nominal value) per series “B” share and 0.184393 Mexican pesos (nominal value) per series “D” share that were paid in June 2006. Additionally, the stockholders approved a maximum of Ps. 3,000 for a stock repurchase program.

At an ordinary stockholder meeting of Coca-Cola FEMSA held on March 8, 2006, the stockholders approved a dividend of Ps. 716 that were paid in June 2006. The corresponding payment to the minority interest was Ps. 389.

Note 23. Net Majority Income per Share.

This represents the net majority income corresponding to each share of the Company’s capital stock, computed on the basis of the weighted average number of shares outstanding during the period. Additionally, the net income distribution according to the dividend rights of each share series is presented.

The following presents the computed weighted average number of shares and the distribution of income per share series as of December 31, 2006, 2005 and 2004:

	Millions of Shares
	Series “B”		Series “D”
	Number	Weighted Average	Number	Weighted Average
Shares outstanding at December 31, 2004	2,737.74	2,739.17	2,559.57	2,561.00
Increase in capital stock on May 25, 2005	344.40	205.78	322.00	192.38

Shares outstanding at December 31, 2005	3,082.14	2,944.95	2,881.57	2,753.38
Shares outstanding at December 31, 2006	3,082.14	3,082.14	2,881.57	2,881.57
Dividend rights	1.00		1.25
Allocation of earnings	46.11%		53.89%

Note 24. Tax System.

a)	Income Tax:

Income tax is computed on taxable income, which differs from accounting income principally due to the treatment of the integral result of financing, the cost of labor liabilities, depreciation and other accounting provisions. The tax loss may be carried forward and applied against future taxable income as shown below.

The income tax rates applicable in 2006 in the countries where the Company operates and the years in which tax loss carryforwards may be applied are as follows:

	Statutory Tax Rate	Expiration (Years)
Mexico	29.0%	10
Guatemala	31.0%	N/A
Nicaragua	30.0%	3
Costa Rica	30.0%	3
Panama	30.0%	5
Colombia	38.5%	5-8
Venezuela	34.0%	3
Brazil	34.0%	Indefinite
Argentina	35.0%	5

The statutory income tax rate in Mexico for the years ended December 31, 2006, 2005 and 2004 was 29%, 30% and 33%, respectively.

Beginning January 1, 2005, an amendment to the income tax law in Mexico was effective and the principal changes were as follows:

•	The statutory income tax rate decreased from 30% in 2005 to 29% in 2006, and it will be reduced to 28% in 2007 and thereafter;

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

In Colombia, the tax losses generated before December 31, 2002, may be carried forward five years and those generated after January 1, 2003, may be carried forward eight years. Both are limited to 25% of taxable income of each year. Additionally, the statutory tax rate of Colombia decreases from 38.5% in 2006 to 34% in 2007 and 33% in 2008, and the tax impose to dividends of 5% was eliminated in 2006.

In Brazil, tax losses may be carried forward for an indefinite period but cannot be restated and are limited to 30% of the taxable income of each year.

b)	Tax on Assets:

Through 2006, the Mexican tax on assets was computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. Since January 1, 2007 the tax on assets changed from 1.8% to 1.25% and also the deduction of liabilities was eliminated in order to determine the tax to be paid. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of income taxes future payments over the tax on assets in each of the preceding three years. Additionally, this payment may be restated and credited against the excess of income taxes over asset taxes for the following 10 years.

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

d)	Deferred Income Tax:

The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Taxes	2006		2005
Allowance for doubtful accounts	Ps.	(104)	Ps.	(145)
Inventories		530		850
Prepaid expenses		126		118
Property, plant and equipment		4,955		4,771
Investments in shares		(9)		(11)
Intangible and other assets		(784)		(750)
Labor liabilities		(477)		(512)
Recoverable tax on assets		(48)		(83)
Tax loss carryforwards		(3,342)		(1,165)
Valuation allowance		2,664		515
Derivative financial instruments		(247)		(256)
Loss contingencies		(440)		(709)
Temporary non deductible provision		(729)		(440)
Employee profit sharing		(145)		(142)
Other reserves		157		102

Deferred income tax, net		2,107		2,143
Deferred income tax asset		1,727		1,390

Deferred income tax liability	Ps.	3,834	Ps.	3,533

The changes in the balance of the deferred income tax, net are as follows:

	2006		2005
Initial balance	Ps.	2,143	Ps.	2,802
Loss on monetary position		(27)		(14)
Tax provision for the year		34		(132)
Change in the statutory income tax rate		(16)		(10)
Effects in stockholders equity:
Additional labor liability over unrecognized net transition obligation		10		(60)
Derivative financial instruments		(10)		(256)
Result of holding non-monetary assets		(27)		(187)

Ending balance	Ps.	2,107	Ps.	2,143

There are no significant non-recurring temporary differences between the accounting income for the year and the bases used for Mexican employee profit sharing. As a result, the Company has not recorded a provision for deferred employee profit sharing.

e)	Provision for the Year:

	2006		2005		2004
Current income tax	Ps.	4,226	Ps.	4,428	Ps.	4,593
Tax on assets		52		14		74
Deferred income tax		34		(132)		(407)
Change in the statutory income tax rate		(16)		(10)		(647)
Benefit from favorable tax ruling		—		—		(1,410)

Income tax		4,296		4,300		2,203
Employee profit sharing		510		566		446

	Ps.	4,806	Ps.	4,866	Ps.	2,649

f)	Tax Loss Carryforwards and Recoverable Tax on Assets:

The subsidiaries from Mexico, Panama, Colombia, Venezuela and Brazil have tax loss carryforwards and/or recoverable tax on assets. The expiration dates of such amounts are as follows:

Year	Tax Loss Carryforwards		Recoverable Tax on Assets
2007	Ps.	1	Ps.	—
2008		1		—
2009		35		—
2010		60		8
2011		16		2
2012		35		12
2013		144		12
2014		233		22
2015		142		—
2016 and thereafter		—		—
No expiration (Brazil, see Note 24 a)		9,265		—

	Ps.	9,932	Ps.	56

Due to the uncertainty of the realization of tax loss carryforwards, Ps. 7,833 has been excluded from the deferred income tax asset associated with such carryforwards. The changes in the valuation allowance which reduce the related deferred tax asset are as follows:

	2006		2005
Initial balance	Ps.	515	Ps.	550
Kaiser acquisition		2,490		—
Provision of the year		—		122
Cancellation of provision		(325)		(128)
Restatement of the initial balance		(16)		(29)

Ending balance	Ps.	2,664	Ps.	515

g)	Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2006	2005	2004
Mexican statutory income tax rate	29.0%	30.0%	33.0%
Difference between book and tax inflationary effects	(0.1)%	0.6%	(3.1)%
Non-deductible expenses	3.3%	1.9%	4.8%
Change in inventories tax deduction	—	(2.1)%	—
Change in Mexican income tax rate	0.1%	—	(5.8)%
Employee profit sharing	(1.0)%	(1.1)%	—
Non-taxable income	(1.5)%	(0.1)%	—
Benefit from favorable tax ruling	—	—	(12.4)%
Other	0.9%	2.8%	0.8%

Consolidated effective income tax rate	30.7%	32.0%	17.3%

Note 25. Contingencies and Commitments.

a)	Contingencies Recorded in the Balance Sheet:

The Company has various loss contingencies, and reserves have been recorded in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies were recorded as a result of the Coca-Cola FEMSA territories acquisition in the Latin American and Kaiser acquisition. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2006:

	Total
Tax	Ps.	1,549
Legal		219
Labor		512

Total	Ps.	2,280

b)	Unsettled Lawsuits:

The Company has entered into legal proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and FEMSA Cerveza. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount of these proceedings is $86. Those contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However the Company believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations.

In recent years in its Mexican, Costa Rican and Brazilian territories, Coca-Cola FEMSA and FEMSA Cerveza have been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the beer and soft drink industries where those subsidiaries operate.

In 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern Division of Florida against certain Colombian subsidiaries and The Coca-Cola Company. In the complaint, the plaintiffs alleged that the subsidiaries engaged in wrongful acts against the labor union and its members in Colombia for the amount of $500. The Company has filed a motion to dismiss the complaint. On September 29, 2006 the Court entered a consolidated omnibus order dismissing the case for lack of subject matter jurisdiction and conclusively ruled that the Court did not have subject matter jurisdiction over any of the labor union and its member actions, and thus all of the claims against the Company were effectively dismissed. However, the plaintiffs have appealed this ruling.

c)	Collateralize Contingencies:

As is customary in Brazil, the Company has been requested by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 1,415 by pledging fixed assets and entering into available lines of credit which cover such contingencies.

d)	Commitments:

As of December 31, 2006, the Company has capital and operating lease commitments for the leasing of production machinery and equipment, distribution equipment, computer equipment and land for FEMSA Comercio’s operations.

The contractual maturities of the lease commitments by currency, expressed in Mexican pesos as of December 31, 2006, are as follows:

	Mexican Pesos		U.S. Dollars		Others
2007	Ps.	1,037	Ps.	700	Ps.	71
2008		1,041		474		66
2009		1,031		373		67
2010		1,005		40		69
2011		951		6		18
2012		908		—		—
2013 and thereafter		5,562		—		—

Total	Ps.	11,535	Ps.	1,593	Ps.	291

Rental expense charged to operations amounted to approximately Ps. 1,468, Ps. 1,619 and Ps. 1,217 for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 26. Information by Segment.

a)	By Business Unit:

2006	Coca-Cola FEMSA		FEMSA Cerveza		FEMSA Comercio		Other		Consolidation Adjustments		Consolidated
Total revenue	Ps.	57,738	Ps.	35,599	Ps.	35,500	Ps.	7,678	Ps.	(10,088)	Ps.	126,427
Intercompany revenue		696		3,598		12		5,782		(10,088)		—
Income from operations		9,456		5,915		1,604		415		—		17,390
Depreciation (1)		2,393		1,684		415		107		—		4,599
Amortization		208		1,928		350		34		—		2,520
Other non-cash charges (2) (3)		178		223		15		85		—		501
Impairment of long-lived assets		76		117		—		7		—		200
Interest expense		2,124		1,531		388		506		(509)		4,040
Interest income		315		219		51		631		(509)		707
Income tax		2,318		1,423		347		208		—		4,296
Capital expenditures		2,615		4,212		1,873		188		—		8,888
Long-term assets		63,952		45,765		7,626		7,614		(4,976)		119,981
Total assets		75,024		58,588		11,865		10,390		(10,477)		145,390

2005
Total revenue	Ps.	53,997	Ps.	28,690	Ps.	29,898	Ps.	6,250	Ps.	(7,199)	Ps.	111,636
Intercompany revenue		627		2,151		2		4,419		(7,199)		—
Income from operations		9,218		5,590		1,310		285		—		16,403
Depreciation (1)		2,385		1,558		336		103		—		4,382
Amortization		168		1,813		290		15		—		2,286
Other non-cash charges (2) (3)		160		156		7		66		—		389
Impairment of long-lived assets		—		79		—		2		—		81
Interest expense		2,591		1,264		367		733		(435)		4,520
Interest income		311		218		67		523		(435)		684
Income tax		2,455		1,143		298		404		—		4,300
Capital expenditures		2,219		3,086		1,472		257		—		7,034
Long-term assets		62,698		37,454		6,533		7,963		(5,438)		109,210
Total assets		71,034		46,625		10,082		11,823		(7,252)		132,312

2004
Total revenue	Ps.	51,276	Ps.	26,848	Ps.	24,556	Ps.	5,610	Ps.	(5,974)	Ps.	102,316
Intercompany revenue		295		1,735		2		3,942		(5,974)		—
Income from operations		8,459		5,101		979		425		—		14,964
Depreciation (1)		2,177		1,604		232		112		—		4,125
Amortization		309		1,803		236		33		—		2,381
Other non-cash charges (2) (3)		65		209		16		53		—		343
Impairment of long-lived assets		—		495		—		14		—		509
Interest expense		2,753		864		234		527		(302)		4,076
Interest income		317		169		55		374		(302)		613
Income tax		920		860		256		167		—		2,203
Capital expenditures		2,162		3,409		1,772		165		—		7,508

(1)	Includes breakage of bottles.

(2)	Excludes the non-cash charges related to current assets and liabilities.

(3)	Includes the cost for the year related to labor liabilities (see Note 17 d) and participation in associated companies.

b)	By Geographic Area:

2006	Total Revenue		Capital Expenditures		Long-term Assets		Total Assets
Mexico	Ps.	95,795	Ps.	7,524	Ps.	92,100	Ps.	110,888
Central America (1)		4,145		73		5,297		6,214
Colombia		5,586		499		6,458		9,207
Venezuela		6,536		181		3,750		4,935
Brazil		11,340		402		10,997		15,711
Argentina		3,281		209		1,379		2,219
Consolidation adjustments		(256)		—		—		(3,784)

Consolidated	Ps.	126,427	Ps.	8,888	Ps.	119,981	Ps.	145,390

2005	Total Revenue		Capital Expenditures		Long-term Assets		Total Assets
Mexico	Ps.	87,281	Ps.	5,715	Ps.	87,778	Ps.	107,084
Central America (1)		3,636		197		4,810		5,823
Colombia		5,238		368		6,427		9,106
Venezuela		5,875		412		3,953		4,935
Brazil		6,650		204		4,879		7,196
Argentina		3,090		138		1,363		1,955
Consolidation adjustments		(134)		—		—		(3,787)

Consolidated	Ps.	111,636	Ps.	7,034	Ps.	109,210	Ps.	132,312

2004	Total Revenue		Capital Expenditures
Mexico	Ps.	79,634	Ps.	6,532
Central America (1)		3,736		173
Colombia		4,734		137
Venezuela		5,563		279
Brazil		5,865		324
Argentina		2,871		63
Consolidation adjustments		(87)		—

Consolidated	Ps.	102,316	Ps.	7,508

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

Note 27. Differences Between Mexican FRS and U.S. GAAP.

As discussed in Note 2, the consolidated financial statements of the Company are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported majority net income, majority stockholders’ equity and majority comprehensive income to U.S. GAAP is presented in Note 28. It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, “Reconocimiento de los Efectos de la Inflación en la Información Financiera” (Recognition of the Effects of Inflation in the Financial Information), of Mexican FRS.

The application of this Bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and U.S. accounting purposes.

The principal differences between Mexican FRS and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a)	Consolidation of Coca-Cola FEMSA:

Under Mexican FRS, the Company consolidates Coca-Cola FEMSA since it owns a majority of the outstanding voting capital stock and exercises control over the operations of Coca-Cola FEMSA in the ordinary course of business in accordance with the requirements of Mexican Bulletin B-8, “Estados Financieros Consolidados y Combinados y Valuación de Inversiones Permanentes en Acciones” (Consolidated and Combined Financial Statements and Valuation of Long-Term Investments in Shares). Pursuant to Bulletin B-8, Coca-Cola FEMSA meets the criteria of a subsidiary for consolidation as FEMSA holds more than 50% of Coca-Cola FEMSA’s outstanding voting stock and has not yielded control to a minority shareholder. Bulletin B-8 establishes that control has been yielded when a minority shareholder obtains:

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

As mentioned in Note 5, in 2006 FEMSA indirectly acquired an additional, 8.02% of the total outstanding equity of Coca-Cola FEMSA. According to Mexican FRS Bulletin B-7, this is a transaction between shareholders that does not impact the net assets of the Company, and the payment in excess of the book value of the shares acquired is recorded in stockholders’ equity as a reduction of additional paid-in capital. Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, purchases of minority interest represent a “step acquisition” that must be recorded by the purchase method, whereby the purchase price is allocated to the proportionate fair value of assets and liabilities acquired. As of December 31, 2006, the purchase price allocation for this acquisition has not been completed, and the allocation period is open. The difference between the fair value and the price paid for the 8.02% of Coca-Cola FEMSA equity is presented as part of investment in Coca-Cola FEMSA shares in the consolidated balance sheet under U.S. GAAP. The Company does not anticipate recognizing any goodwill as a result of this acquisition.

Summarized consolidated balance sheets and income statements of Coca-Cola FEMSA and subsidiaries under U.S. GAAP as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 are presented as follows:

Consolidated Balance Sheets	2006		2005
Current assets	Ps.	11,509	Ps.	7,979
Property, plant and equipment		20,472		19,867
Other assets		43,727		42,694

Total assets	Ps.	75,708	Ps.	70,540

Current liabilities	Ps.	12,161	Ps.	12,590
Long-term liabilities		22,076		21,821

Total liabilities		34,237		34,411
Minority interest in consolidated subsidiaries		1,214		998
Stockholders’ equity		40,257		35,131

Total liabilities and stockholders’ equity	Ps.	75,708	Ps.	70,540

Consolidated Income Statements	2006		2005		2004
Total revenues	Ps.	57,568	Ps.	52,233	Ps.	49,351
Income from operations		8,432		8,423		7,837
Income before income tax		7,421		7,154		6,809
Income tax		2,332		2,382		619
Minority interest in results of consolidated subsidiaries		170		123		25

Net income		4,919		4,649		6,165
Other comprehensive income		986		(324)		943

Comprehensive income	Ps.	5,905	Ps.	4,325	Ps.	7,108

b)	Restatement for Inflation of Prior Year Financial Statements:

As explained in Note 4 a), in accordance with Mexican FRS, the financial statements for Mexican subsidiaries for prior years were restated using inflation factors and for foreign subsidiaries and affiliated companies for prior years were restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year-end exchange rate.

Under U.S. GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America (“SEC”), which require that prior year financial statements be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of such prior year amounts using Mexican inflation factors.

Additionally, all other U.S. GAAP adjustments for prior years have been restated based upon such methodology.

c)	Classification Differences:

Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. These include:

•	As explained in Note 4 c), under Mexican FRS, advances to suppliers are recorded as inventories. Under U.S. GAAP advances to suppliers are classified as prepaid expenses;

•

Impairment of goodwill and other long-lived assets, the gains or losses on the disposition of fixed assets, all severance indemnity charges and employee profit sharing must be included in operating expenses under U.S. GAAP; and

•	Under Mexican FRS, deferred taxes are classified as non-current, while under U.S. GAAP they are based on the classification of the related asset or liability.

d)	Deferred Promotional Expenses:

As explained in Note 4 d), for Mexican FRS purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For U.S. GAAP purposes, such promotional costs are expensed as incurred. As of December 31, 2006 and 2005, this difference was reconciled by Coca-Cola FEMSA and its impact in FEMSA is included in the participation of Coca-Cola FEMSA. No other consolidated entity has deferred promotional expenses.

e)	Start-up Expenses:

As explained in Note 4 i), under Mexican FRS, start-up expenses are capitalized and amortized using the straight-line method in accordance with the terms of the lease contracts at the start of operations. Under U.S. GAAP, these expenses must be recorded in the income statement as incurred, except for the licenses for the sale of beer paid for by FEMSA Comercio, which are considered to be intangible assets and amortized using the straight-line method beginning at the start of operations.

f)	Intangible Assets:

As mentioned in Note 4 i), under Mexican FRS, until January 1, 2003, all intangible assets were amortized over a period of no more than 20 years. Effective January 1, 2003, revised Bulletin C-8, “Activos Intangibles” (Intangible Assets), went into effect and recognizes that certain intangible assets (excluding goodwill) have indefinite lives and should not be amortized. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (effective January 1, 2002), goodwill and indefinite-lived intangible assets are also no longer subject to amortization, but rather are subject to periodic assessment for impairment. Accordingly, amortization of indefinite-lived intangible assets was discontinued in 2002 for U.S. GAAP. In 2003 amortization of indefinite-lived intangible assets was discontinued for Mexican FRS and in 2004 the amortization of goodwill was discontinued (see Note 4 i).

As a result of adopting SFAS No. 142, the Company performed an initial impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In such case an impairment test would be performed between annual tests.

g)	Restatement of Imported Equipment for Inflation:

As explained in Note 4 g), under Mexican FRS, imported machinery and equipment have been restated by applying the inflation rate of the country of origin and translated into Mexican pesos using the year-end rate.

Under U.S. GAAP, the Company applies the regulations of the SEC, which require that all machinery and equipment, both domestic and imported, be restated using Mexican inflation factors.

h)	Capitalization of the Integral Result of Financing:

Under Mexican FRS, the capitalization of the integral result of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional, and the Company has elected not to capitalize the integral result of financing.

In accordance with SFAS No. 34, “Capitalization of Interest Cost”, if the integral result of financing is incurred during the construction of qualifying assets, capitalization is required for all assets that require a period of time to get them ready for their intended use. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the U.S. GAAP reconciliation of the majority net income and majority stockholders’ equity. If the borrowings are denominated in U.S. dollars, the weighted average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

i)	Derivative Financial Instruments:

As of January 1, 2005, in accordance with Mexican FRS, as mentioned in Note 4 q), the Company values and records all derivative financial instruments and hedging activities according to Bulletin C-10, “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities), which establishes similar accounting treatment as described in SFAS No. 133, “Accounting for Derivative Financial Instruments and Hedging Activities.” Therefore, as of such date the Company no longer has any difference as it relates to derivative financial instruments.

j)	Deferred Income Tax and Employee Profit Sharing:

The Company calculates its deferred income tax and employee profit sharing in accordance with SFAS No. 109, “Accounting for Income Taxes,” for U.S. GAAP purposes, which differs from Mexican FRS as follows:

•

Under Mexican FRS, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result of monetary position. Under U.S. GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income tax provision;

•

Under Mexican FRS, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under U.S. GAAP, the same liability method used for deferred income tax is applied; and

•

The differences in start-up expenses, restatement of imported machinery and equipment, capitalization of financing costs, financial instruments and pension plan mentioned in Note 27 d), f), g), h) and j) generate a difference when calculating the deferred income tax under U.S. GAAP compared to that presented under Mexican FRS (see Note 24 d).

As explained in Note 24 a), the 2005 employee profit sharing to be paid in 2006 will be deductible for income tax purposes in Mexico. This new deduction will reduce the payments of income tax in subsequent years. Therefore, the Company recorded a reduction to the deferred income tax liability under U.S. GAAP of Ps. 175 and Ps. 250 as of December 31, 2006 and 2005, respectively.

The reconciliation of deferred income tax and employee profit sharing, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Tax, net	2006		2005
Deferred income tax under Mexican FRS	Ps.	2,107	Ps.	2,142
Deferred income tax of Coca-Cola FEMSA		133		318
U.S. GAAP adjustments:
Start-up expenses		(53)		(51)
Restatement of imported equipment		84		164
Capitalization of integral result of financing		98		112
Tax deduction for employee profit sharing		(175)		(250)
Labor liabilities		(451)		(95)

Total U.S. GAAP adjustments		(497)		(120)

Deferred income tax, net under U.S. GAAP	Ps.	1,743	Ps.	2,340

The total deferred income tax under U.S. GAAP includes the corresponding current portion as of December 31, 2006 and 2005 of Ps. 286 and Ps. 959, respectively.

Changes in the Balance of Deferred Income Tax	2006		2005
Initial balance	Ps.	2,340	Ps.	2,720
SFAS No. 158 adjustment		(310)		—
Provision for the year		(230)		(240)
Derivative financial instruments		(67)		(110)
Additional labor liability over unrecognized net transition obligation		—		(19)
Change in the statutory income tax rate		10		(11)

Ending balance	Ps.	1,743	Ps.	2,340

Reconciliation of Deferred Employee Profit Sharing	2006		2005
Deferred employee profit sharing under Mexican FRS	Ps.	—	Ps.	—
U.S. GAAP adjustments:
Allowance for doubtful accounts		(6)		(6)
Inventories		124		212
Prepaid expenses		27		33
Property, plant and equipment		939		929
Deferred charges		(129)		(94)
Intangible assets		1		7
Capitalization of interest expense		35		40
Start-up expenses		(16)		(15)
Derivative financial instruments		3		5
Labor liabilities		(286)		(162)
Other reserves		(66)		(55)

Total U.S. GAAP adjustments		626		894

Deferred employee profit sharing under U.S. GAAP	Ps.	626	Ps.	894

The total deferred employee profit sharing under U.S. GAAP includes the corresponding current portion as of December 31, 2006 and 2005 of Ps. 148 and Ps. 244, respectively.

Changes in the Balance of Deferred Employee Profit Sharing	2006		2005
Initial balance	Ps.	894	Ps.	1,140
SFAS No. 158 adjustment		(125)		—
Provision for the year		(143)		(240)
Additional labor liability over unrecognized net transition obligation		—		(6)

Ending balance	Ps.	626	Ps.	894

k)	Labor Liabilities:

Under Mexican FRS, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3 which is substantially the same as SFAS No. 87, “Employers’ Accounting for Pensions,” except for the initial year of application of both standards, which generates a difference in the unamortized net transition obligation and in the amortization expense.

In January 1997, as a result of the application of inflationary accounting, Mexican FRS determined that labor obligations are non-monetary liabilities and required the application of real, instead of nominal, interest rates in actuarial calculations. These changes required recalculation of the accumulated transition obligation, and the difference in the transition obligation represents the sum of the actuarial gains or losses since the first year that labor obligations have been calculated.

The Company uses the same real interest rate for both U.S. GAAP and Mexican FRS. As a result, the transition obligation has been recalculated and the difference is being amortized over the average life of employment of the Company.

Under Mexican FRS, as mentioned in Note 4 l), effective in 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112 “Employers’ Accounting for Postemployment Benefits,” which has been effective since 1994. The Company had not previously recorded an amount under U.S. GAAP as it believed that an obligation could not be reasonably quantified.

Beginning in 2005, the Company applies the same considerations as required by Mexican FRS to recognize the severance indemnity liability for U.S. GAAP purposes. The cumulative effect of the severance obligation related to vested services was recorded in the 2005 income statement since the effect was not considered to be quantitatively or qualitatively material to the Company’s consolidated U.S. GAAP financial statements taken as a whole. The additional labor liability has not been recorded for U.S. GAAP purposes.

The Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R),” in its December 31, 2006 consolidated financial statements. This statement requires companies to (1) fully recognize, as an asset or liability, the overfunded or underfunded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; and (3) provide enhanced disclosures. The impact of adoption, including the interrelated impact on the minimum pension liability, resulted in an increase in total liabilities and a decrease in stockholders’ equity reported under U.S. GAAP of Ps. 185 and Ps. 860, respectively.

Prior to the adoption of SFAS No. 158, there was no difference in the liabilities for seniority premiums and postretirement medical benefits between Mexican FRS and U.S. GAAP.

The reconciliation of the cost for the year and labor liabilities is as follows:

Cost for the Year	2006		2005		2004
Net cost recorded under Mexican FRS	Ps.	521	Ps.	468	Ps.	321
Net cost of Coca-Cola FEMSA		(140)		(167)		(71)
U.S. GAAP adjustments:
Amortization of unrecognized transition obligation		(5)		269		30

Cost for the year under U.S. GAAP	Ps.	376	Ps.	570	Ps.	280

	December 2006
Labor Liabilities	Before SFAS No. 158		SFAS No. 158		After SFAS No. 158		December 2005
Labor liabilities under Mexican FRS	Ps.	3,115	Ps.	—	Ps.	3,115	Ps.	2,556
Labor liabilities of Coca-Cola FEMSA		(862)		—		(862)		(820)
U.S. GAAP adjustments:
Unrecognized net transition obligation		265		1,038		1,303		284
Unrecognized net actuarial loss		61		379		440		42
Additional labor liability in accumulated other comprehensive income		—		(122)		(122)		—

U.S.GAAP adjustments to stockholders’ equity		326		1,295		1,621		326
Additional severance indemnity liability		(244)		—		(244)		—
Additional pension plan liability		(51)		(675)		(726)		—

Total U.S. GAAP adjustment		31		620		651		326

Labor liabilities under U.S. GAAP	Ps.	2,284	Ps.	620	Ps.	2,904	Ps.	2,062

The incremental effect of this adoption on the individual line items in the December 31, 2006 consolidated U.S. GAAP balance sheet is shown in the following table:

Application of SFAS No. 158	Before		SFAS No. 158		After
Assets:
Other assets	Ps.	8,419	Ps.	(675)	Ps.	7,744

Total assets		111,213		(675)		110,538

Long-term liabilities:
Deferred income tax liability		2,053		(310)		1,743
Deferred employee profit sharing		751		(125)		626
Labor liabilities		2,284		620		2,904

Total liabilities		38,947		185		39,133

Accumulated other comprehensive income:
Labor liabilities		(108)		(860)		(968)

Total stockholders’ equity		72,106		(860)		71,246

Total liabilities and stockholders’ equity	Ps.	111,213	Ps.	(675)	Ps.	110,538

Estimates of the unrecognized items expected to be recognized as components of net periodic pension cost during 2007 are shown in the table below:

	Pension and Retirements Plans		Seniority Premiums		Postretirement Medical Services
Net transition obligation	Ps.	48	Ps.	1	Ps.	5
Prior service cost		48		—		—
Net actuarial loss		2		1		7

	Ps.	98	Ps.	2	Ps.	12

l)	Kaiser Minority Acquisition:

As mentioned in Note 6a), in 2006 FEMSA Cerveza indirectly acquired an additional equity interest in Kaiser. According to Mexican FRS Bulletin B-7, this is a transaction between shareholders that does not impact the net assets of the Company, and the payment in excess of the book value of the shares acquired is recorded in stockholders’ equity as a reduction of additional paid-in-capital. Under US GAAP, SFAS No. 141, purchases of minority interest represent a “step acquisition” that must be recorded by the purchase method, whereby the purchase price is allocated to the proportionate fair value of assets and liabilities acquired. As of December 31, 2006 the purchase price allocation for this acquisition has not been completed, and the allocation period is open. The Company does not anticipate recognizing any goodwill as a result of this acquisition.

m)	Minority Interest:

Under Mexican FRS, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, this item must be excluded from consolidated stockholders’ equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is excluded from consolidated net income.

The U.S. GAAP adjustments shown in Note 28 a) and b) are calculated on a consolidated basis. Therefore, the minority interest effects are presented as a separate line item to obtain net income and stockholders’ equity.

The U.S. GAAP adjustments corresponding to FEMSA Cerveza’s minority interest, includes amounts until the date of acquisition of the FEMSA Cerveza minority interest in 2004 which represented a loss of Ps. 8 in 2004 (see Note 6).

n)	FEMSA’s Minority Interest Acquisition:

In accordance with Mexican FRS, the Company applied the entity theory to the acquisition of the minority interest by FEMSA in May 1998, through an exchange offer. Accordingly, no goodwill was created as a result of such acquisition and the difference between the book value of the shares acquired by FEMSA and the FEMSA shares exchanged was recorded as additional paid-in capital. The direct out-of-pocket costs identified with the purchase of minority interest are treated as an additional purchase cost and included in other expenses.

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

Additionally, SFAS No. 142 requires the allocation of all goodwill to the related reporting units. The allocation of the goodwill generated by the previously mentioned acquisition of minority interest is as follows:

FEMSA Cerveza	Ps.	10,216
Coca-Cola FEMSA		4,581
FEMSA Comercio		1,046
Other companies		883

	Ps.	16,726

o)	Earnings per Share:

At its annual general ordinary shareholders’ meeting held on March 29, 2007, the Company’s shareholders approved a three-for-one stock split in respect to all of its outstanding capital stock. Following the stock split, FEMSA’s total capital stock consists of 2,161,177,770 BD Units and 1,417,048,500 B Units. The stock split also resulted in a three-for-one stock split of the Company’s ADSs. The stock-split was conducted on a pro-rata basis in respect of all holders of record of the Company’s shares and ADSs as of May 25, 2007, and the ratio of voting and non-voting shares was maintained, thereby preserving the ownership structure as it was prior to the stock split.

Mexican FRS, Bulletin B-14 “Utilidad por acción” (Earnings per share) and SFAS No. 128, “Earnings per Share”, require that changes in common stock resulting from stock splits occurring after the close of the period but before issuance of the financial statements must reflect the per-share computations for those and any prior-period financial statements presented based on the new number of shares. Additionally, Mexican FRS, Bulletin A-7 “Presentación y Revelación” (Presentation and Disclosure) states that an entity should disclose the date financial statements were authorized for issuance and by whom and as a result they do not reflect events occurring after such date. FEMSA’s consolidated financial statements were approved and issued by its Board of Directors on February 23, 2007 (see Note 2).

As a result, under Mexican FRS, the consolidated financial statements do not include the effects of such stock split.

For US GAAP purposes, SFAS No.128 Earnings per Share is similar to Mexican Bulletin B-14; however EITF D-86, “Issuance of Financial Statements”, specifies that financial statements must consider all subsequent events up through the issuance date of the financial statements. This EITF clarifies that financial statements are “issued” as of the date they are distributed for general use and reliance in a form and format that complies with generally accepted accounting principles (GAAP) and, in the case of annual financial statements, that contain an audit report that indicates that the auditors have complied with generally accepted auditing standards (GAAS) in completing their audit. The significance of the date on which the financial statements are considered “issued” is that this is the date up to which subsequent events should be considered in terms of the potential effect on the financial statements and may result in adjustments to the financial statements. For U.S. GAAP purposes the financial statements were not considered issued as of May 25, 2007, given that the Company’s independent registered public accounting firm had not finalized procedures as required by the Public Company Accounting Oversight Board (United States).

As the Company’s U.S. GAAP financial information is not considered to be issued as of May 25, 2007, earnings-per-share has been retroactively restated to give effects to the stock split in accordance with SFAS No. 128.

The following table present the original number of shares and the effects of the three for one stock split for the years ended December 31, 2006, 2005 and 2004:

	Millions of Shares
Series “B”	2006	2005	2004
Original
Number of shares	3,082.14	3,082.14	2,737.74
Weighted average	3,082.14	2,944.95	2,739.17
Split effect (3:1)
Number of shares	9,246.42	9,246.42	8,213.22
Weighted average	9,246.42	8,834.85	8,217.51

Series “D”	2006	2005	2004
Original
Number of shares	2,881.57	2,881.57	2,559.57
Weighted average	2,881.57	2,753.38	2,561.00
Split effect (3:1)
Number of shares	8,644.71	8,644.71	7,678.71
Weighted average	8,644.71	8,260.14	7,683.00

p)	Statement of Cash Flows:

Under Mexican FRS, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Estado de Cambios en la Situación Financiera” (Statement of Changes in Financial Position), which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with U.S. GAAP, the Company follows SFAS No. 95, “Statement of Cash Flows,” which is presented in historical Mexican pesos, without the effects of inflation (see Note 27 p).

q)	Financial Information Under U.S. GAAP:

Consolidated Balance Sheets	2006		2005
ASSETS
Current Assets:
Cash and cash equivalents	Ps.	3,463	Ps.	6,432
Accounts receivable		4,830		2,867
Inventories		5,275		4,310
Recoverable taxes		668		358
Other current assets		652		591

Total current assets		14,888		14,558

Investments in shares:
Coca-Cola FEMSA		23,172		16,058
Other investments		358		331
Property, plant and equipment		30,022		27,036
Intangible assets		32,697		27,909
Bottles and cases		1,647		1,416
Other assets		7,754		7,978

TOTAL ASSETS	Ps.	110,538	Ps.	95,286

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans	Ps.	2,399	Ps.	47
Interest payable		156		79
Current maturities of long-term debt		361		427
Suppliers		6,847		4,907
Deferred tax liability		434		1,362
Taxes payable		1,519		980
Accounts payable, accrued expenses and other liabilities		2,562		1,922

Total current liabilities		14,278		9,724

Long-Term Liabilities:
Bank loans and notes payable		18,070		14,627
Deferred tax liability		1,945		1,881
Labor liabilities		2,904		2,062
Other liabilities		1,935		872

Total long-term liabilities		24,854		19,442

Total liabilities		39,132		29,166
Minority interest in consolidated subsidiaries		160		50
Stockholders’ equity		71,246		66,070

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps.	110,538	Ps.	95,286

Consolidated Income Statements	2006		2005		2004
Net sales	Ps.	72,558	Ps.	60,439	Ps.	53,101
Other operating revenues		401		310		443

Total revenues		72,959		60,749		53,544
Cost of sales		42,462		35,268		29,373

Gross profit		30,497		25,481		24,171

Operating expenses:
Administrative		5,483		4,904		4,405
Selling		17,478		13,915		13,973

		22,961		18,819		18,378

Income from operations		7,536		6,662		5,793
Integral result of financing:
Interest expense		(1,930)		(1,783)		(1,273)
Interest income		406		372		296
Foreign exchange gain		11		(14)		25
Gain on monetary position		413		275		481
Market value gain (loss) on ineffective portion of derivative financial instruments		5		(89)		—

		(1,095)		(1,239)		(471)
Other expenses, net		(287)		(91)		93

Income before income tax and tax on assets		6,154		5,332		5,415
Income tax and tax on assets		1,955		1,661		722

Income before minority interest and affiliated companies		4,199		3,671		4,693
Minority interest in results of consolidated subsidiaries		163		—		(505)
Participation in affiliated companies:
Coca-Cola FEMSA		2,332		2,125		2,830
Other affiliated companies		26		44		68

		2,358		2,169		2,898

Net income	Ps.	6,720	Ps.	5,840	Ps.	7,086
Other comprehensive income (loss)		333		(1,033)		(224)

Comprehensive income	Ps.	7,053	Ps.	4,807	Ps.	6,862

Net income per share (constant Mexican pesos) (1):
Per Series “B” share	Ps.	0.34	Ps.	0.30	Ps.	0.40
Per Series “D” share		0.42		0.38		0.50

(1)	Reflects 3:1 stock split effective May 25, 2005 (see Note 27 O).

Consolidated Cash Flows (1)	2006		2005		2004
Cash flows from operating activities:
Net income	Ps.	6,720	Ps.	5,840	Ps.	7,086
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest		(163)		—		505
Inflation effect		(463)		(325)		(671)
Depreciation		2,080		1,930		1,776
Amortization		2,416		1,998		1,919
Participation in affiliated companies		(2,332)		(2,077)		(2,695)
Deferred income taxes		(383)		(367)		(605)
Other non-cash charges		1,332		586		274
Changes in operating assets and liabilities net of business acquisitions:
Working capital investment		(3,026)		357		(661)
Dividends received from Coca-Cola FEMSA		317		283		238
Recoverable taxes, net		(481)		(547)		(691)
Interest payable		80		(5)		56
Labor obligations		(366)		(168)		306

Net cash flows provided by operating activities		5,731		7,505		6,837

Cash flows from investing activities:
Acquisition of Coca-Cola FEMSA minority interest		(4,601)		—		—
Acquisitions by FEMSA Cerveza, net of cash acquired		(1,711)		—		—
Property, plant and equipment		(3,091)		(2,169)		(1,798)
Other assets		(3,091)		(3,002)		(2,304)
Bottles and cases		(95)		(57)		(111)
Investment in shares		7		—		—
Acquisition of FEMSA Cerveza minority interest		—		—		(14,694)

Net cash flows used in investing activities		(12,582)		(5,228)		(18,907)

Cash flows from financing activities:
Bank loans obtained		6,229		16		17,043
Bank loans paid		(604)		(5,982)		(5,529)
Issuance of capital stock		—		7,644		—
Dividends declared and paid		(986)		(660)		(531)
Derivative financial instruments		(498)		(221)		(377)
Other financing activities		6		(80)		(162)

Net cash flows provided by (used in) financing activities		4,147		717		10,444

Effect of exchange rate changes on cash and cash equivalents		(15)		(32)		(104)
Cash and cash equivalents:
Net increase (decrease)		(2,719)		2,962		(1,730)
Initial balance		6,182		3,220		4,950

Ending balance	Ps.	3,463	Ps.	6,182	Ps.	3,220

Supplemental cash flow information:
Interest paid	Ps.	1,804	Ps.	2,033	Ps.	1,153
Income tax and tax on assets paid		2,463		2,150		2,130

(1)	Expressed in millions of historical Mexican pesos.

Consolidated Statements of Changes in Stockholders’ Equity	2006		2005
Stockholders’ equity at the beginning of the year	Ps.	66,070	Ps.	53,814
Increase in capital stock		—		8,153
Dividends declared and paid		(1,017)		(704)
SFAS No. 158 adjustment		(860)		—
Other comprehensive income (loss):
Derivative financial instruments		(151)		(136)
Additional labor liability over unrecognized net transition obligation		24		(40)
Cumulative translation adjustment		(103)		(110)
Result of holding non-monetary assets		563		(747)

Other comprehensive income (loss)		333		(1,033)
Net income		6,720		5,840

Stockholders’ equity at the end of the year	Ps.	71,246	Ps.	66,070

Note 28. Reconciliation of Mexican FRS to U.S. GAAP.

a)	Reconciliation of Net Income:

	2006		2005		2004
Net majority income under Mexican FRS	Ps.	6,622	Ps.	5,766	Ps.	6,411
U.S. GAAP adjustments:
Restatement of prior year financial statements		—		8		(140)
Participation in Coca-Cola FEMSA (Note 27 a)		13		(55)		175
Start-up expenses (Note 27 e)		(14)		(21)		(25)
Intangible assets and goodwill (Note 27 f)		—		—		15
Restatement of imported machinery and equipment (Note 27 g)		(54)		(28)		(14)
Capitalization of the integral result of financing (Note 27 h)		(48)		(44)		(25)
Derivative financial instruments (Note 27 i)		—		101		77
Deferred income taxes (Note 27 j)		50		142		544
Deferred employee profit sharing (Note 27 j)		143		240		106
Labor liabilities (Note 27 k)		5		(269)		(30)
Minority interest (Note 27 m)		3		—		(8)

Total U.S. GAAP adjustments		98		74		675

Net income under U.S. GAAP	Ps.	6,720	Ps.	5,840	Ps.	7,086

Under U.S. GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, intangible assets and goodwill as well as pension plan liabilities, which are non-monetary.

b)	Reconciliation of Stockholders’ Equity:

	2006		2005
Majority stockholders’ equity under Mexican FRS	Ps.	54,220	Ps.	50,027
U.S. GAAP adjustments:
Restatement of prior year financial statements		—		(238)
Participation in Coca-Cola FEMSA (Note 27 a)		(7)		(1)
Start-up expenses (Note 27 e)		(190)		(176)
Intangible assets and goodwill (Note 27 f)		52		52
Restatement of imported machinery and equipment (Note 27 g)		421		586
Capitalization of the integral result of financing (Note 27 h)		348		396
Deferred income taxes (Note 27 j)		497		120
Deferred employee profit sharing (Note 27 j)		(626)		(894)
Labor liabilities (Note 27 k)		(1,621)		(326)
Acquisition of Coca-Cola FEMSA minority interest		1,551		—
Acquisition of Kaiser minority interest (Note 27 l)		77		—
FEMSA’s minority interest acquisition (Note 27 n)		16,524		16,524

Total U.S. GAAP adjustments		17,026		16,043

Stockholders’ equity under U.S. GAAP	Ps.	71,246	Ps.	66,070

c)	Reconciliation of Comprehensive Income:

	2006		2005		2004
Majority comprehensive income under Mexican FRS	Ps.	6,838	Ps.	4,254	Ps.	5,991
U.S. GAAP adjustments:
Net income (Note 28 a)		98		74		675
Derivative financial instruments		—		325		115
Result of holding non-monetary assets		117		154		81

Comprehensive income under U.S. GAAP	Ps.	7,053	Ps.	4,807	Ps.	6,862

Note 29. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a)	Mexican FRS:

During 2006, the following new accounting standards were issued under Mexican FRS, the application of which is required as indicated. Except as noted below, the Company will adopt these standards as of January 1, 2007 and does not anticipate that these new standards will have a significant impact on its consolidated financial position or net income.

•	“Income Statement”, or NIF B-3

This standard sets the general standards for presenting and structuring the statement of income, the minimum content requirements and general disclosure standards. Consistent with NIF A-5, Basic Elements of Financial Statements, NIF B-3 now classifies revenues, costs and expenses, into ordinary and non-ordinary. Ordinary items (even if not frequent) are derived from the primary activities representing and entity’s main source of revenues. Non-ordinary items are derived from activities other than those representing an entity’s main source of revenues. Consequently, the classification of certain transactions as special or extraordinary, according to former Bulletin B-3, was eliminated. As part of the structure of the statement of income, ordinary items should be presented first and, at a minimum, present income or loss before income taxes, income or loss before discontinued operations, if any, and net income or loss. Presenting operating income is neither required nor prohibited by NIF B-3. Cost and expense items may be classified by function, by nature, or a combination of both. When classified by function, gross income may be presented. Statutory employee profit sharing should now be presented as an ordinary expense (within other income (expense) pursuant to NIF No. 4 issued in January 2007) and no longer presented with income tax. Special items mentioned in particular Mexican FRS should now be part of other income and expense and items formerly recognized as extraordinary should be part of non-ordinary items. NIF B-3 is effective for years beginning on January 1, 2007.

•	“Subsequent Events”, or NIF B-13

This standard requires that for (i) asset and liability restructurings and (ii) creditor waivers to their right to demand payment in case the entity defaults on contractual obligations, occurring in the period between the date of the financial statements and the date of their issuance, only disclosure needs to be included in a note to the financial statements while recognition of these items should take place in the financial statements of the period in which such events take place. Previously, these events were recognized in the financial statements instead in addition to their disclosure. NIF A-7, Presentation and Disclosure, in effect as of January 1, 2006, requires, among other things, that the date on which the issuance of the financial statements is authorized be disclosed as well as the name of authorizing management officer(s) or body (bodies). NIF B-13 establishes that if the entity owners or others are empowered to modify the financial statements, such fact should be disclosed. Subsequent approval of the financial statements by the stockholders or other body does not change the subsequent period, which ends when issuance of the financial statements is authorized. NIF B-13 is effective for years beginning on January 1, 2007.

•	“Related Parties”, or NIF C-13

This standard broadens the concept “related parties” to include a) the overall business in which the reporting entity participates; b) close family members of key officers; and c) any fund created in connection with a labor-related compensation plan. NIF C-13 requires the following disclosures: a) that the terms and conditions of consideration paid or received in transactions carried out between related parties are equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; b) benefits granted to key officers; and c) name of the direct controlling company and, if different, name of the ultimate controlling company. Notes to comparative financial statements of prior periods should disclose the new provisions of NIF C-13. NIF C-13 is effective for years beginning on January 1, 2007.

•	“Capitalization of Integral Result of Financing”, or NIF D-6

This standard establishes general capitalization standards that include specific accounting for financing in domestic and foreign currencies or a combination of both. Some of these standards include: a) mandatory capitalization of integral result of financing (“RIF”) directly attributable to the acquisition of qualifying assets; b) in the instance financing in domestic currency is used to acquire assets, yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; c) exchange gains or losses from foreign currency financing should be capitalized considering the valuation of associated hedging instruments, if any; d) a methodology to calculate capitalizable RIF relating to funds from generic financing; e) regarding land, RIF may be capitalized if development is taking place; and f) conditions that must be met to capitalize RIF, and rules indicating when RIF should no longer be capitalized. NIF D-6 is effective for years beginning on January 1, 2007.

b)	U.S. GAAP:

The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. Except as noted below, the Company does not anticipate that those new standards will have a significant impact on its consolidated financial position or results of operations.

•	“Accounting for Certain Hybrid Financial Instruments – an amendment of FAB Statement No. 133 and 140”, or SFAS No. 155

This statement amends SFAS No.133, Accounting for Derivative Instruments and Hedging Activities, and No.140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 133 establishes the following: a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to SFAS No. 133 requirements, c) establishes requirements to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, e) amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

•	“Accounting for Servicing of Financial Assets – an amendment of FAB Statement No. 140”, or SFAS No. 156

This statement amends SFAS No.140, with respect to the accounting for separately recognized servicing assets and servicing liabilities and establishes that entities must recognize servicing assets or servicing liabilities each time they undertake an obligation to service a financial asset by entering into a servicing contract in some specific situations. This Statement also requires recognizing separately servicing assets and servicing liabilities to be initially measured at fair value, if practicable; and also permits an entity to choose either the amortization method or the fair value measurement method to recognize servicing assets and servicing liabilities. This Statement is effective as of the beginning of first fiscal year that begins after September 15, 2006. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

•	“Fair Value Measurements”, or SFAS No. 157

This statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

•	“Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, or SFAS No. 158

This statement requires companies to (1) fully recognize, as an asset or liability, the over funded or under funded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; (3) measure the funded status of defined pension and other postretirement benefit plans as of the date of the company’s fiscal year-end; and (4) provide enhanced disclosures. The provisions of this statement are effective for an employer with publicly traded equity securities, or controlled subsidiaries of such companies, in fiscal years ending after December 15, 2006. In addition, a company must now measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. A company is no longer permitted to measure the funded status of its plan(s) by being able to choose a measurement date up to three months prior to year end. This provision within the standard is effective for all companies in fiscal years ending after December 15, 2008, however this provision does not impact the Company as its measurement date is the same as its fiscal year end. There is no impact on results of operations or cash flows. Retrospective application of this standard is not permitted. The impact of adopting the provisions of this statement that apply to the Company’s December 31, 2006 consolidated financial statements is disclosed in Note 28.

•	“Accounting for Uncertainty in Income Taxes — an interpretation of FAB Statement No. 109, or SFAS Interpretation (“FIN”) No. 48

This interpretation provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in a company’s financial statements in accordance with SFAS No.109, Accounting for Income Taxes. FIN No. 48 requires a company to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN No. 48 will be effective for fiscal years beginning after December 15, 2006 (including the first interim period for calendar year companies) and the provisions of FIN No. 48 will be applied to all tax positions under SFAS No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

•	“How Taxes Are Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement”, or EITF Issue No. 06-3

The scope of this issue includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. The Task Force reached a tentative conclusion that the presentation of taxes mentioned above on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed pursuant to Opinion 22. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. This tentative conclusion requires only the presentation of additional disclosures, as a result an entity would not be required to reevaluate its existing policies related to taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. However, it a company chooses to reevaluate its existing policies and elects to change the presentation of taxes within the scope of this Issue must follow the requirements of Statement No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” The Task Force also reached a tentative conclusion that this Issue should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. Earlier application is permitted. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

Note 30. Relevant Events.

On December 19, 2006, Coca-Cola FEMSA and The Coca-Cola Company reached a definitive agreement to acquire Jugos del Valle, S.A.B. de C.V. (“Jugos del Valle”) in a transaction valued at $470, including debt of $90 as of December 31, 2006. Jugos del Valle produces and sells fruit juices, beverages and other fruit products. The Company is based in Mexico but markets its products internationally, particularly in Brazil and the United States.

On June 25, 2007, the Comisión Federal de Competencia of Mexico (CFC), or the Mexican Antitrust Commission, notified the Company of its decision to object to the acquisition of Jugos del Valle. The Company intend to consider our options, which may include seeking a reconsideration of the decision.

Report of Independent Registered Public Accounting Firm

To the Stockholders of

FEMSA COMERCIO, S.A. de C.V.

We have audited the consolidated balance sheets of FEMSA COMERCIO, S.A. de C.V. and Subsidiaries (a wholly-owned subsidiary of FOMENTO ECONÓMICO MEXICANO, S.A. de C.V.) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FEMSA COMERCIO, S.A. de C.V. and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and the changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican financial reporting standards , which differ in certain significant respects from accounting principles generally accepted in the United States of America, as described in Notes 20 and 21 to the consolidated financial statements.

Mancera, S. C., A Member Practice of Ernst & Young Global

/s/ Aldo Villarreal Robledo
C.P.C. Aldo Villarreal Robledo

San Pedro Garza García, N.L., Mexico

June 25, 2007