Form 20-F
period 2007-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2008-06-30
CIK 1061736

As filed with the Securities and Exchange Commission on June 30, 2008.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number 333-08752

Fomento Económico Mexicano, S.A.B. de C.V

(Exact name of registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, NL 64410 Mexico

(Address of principal executive offices)

Juan F. Fonseca

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, NL 64410 Mexico

(52-818) 328-6167

investor@femsa.com.mx

(Name, telephone, e-mail and/or facsimile number and

address of company contact person)

Securities registered or to be registered pursuant top Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered
American Depositary Shares, each representing 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

2,161,177,770	BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value. The BD Units represent a total of 2,161,177,770 Series B Shares, 4,322,355,540 Series D-B Shares and 4,322,355,540 Series D-L Shares.

1,417,048,500	B Units, each consisting of five Series B Shares without par value. The B Units represent a total of 7,085,242,500 Series B Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes	☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be file by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

i

ii

iii

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

The term “S.A.B.” stands for Sociedad Anónima Bursátil, which is the term in Mexico used to denominate a publicly traded company under the Mexican Securities Law issued in 2006. In December 2006, both we and Coca-Cola FEMSA changed our name to include the denomination “S.A.B.” in accordance with the new Mexican Securities Law.

References to “U.S. dollars,” “US$,” “dollars” or “$” are to the lawful currency of the United States of America. References to “Mexican pesos,” “pesos” or “Ps.” are to the lawful currency of the United Mexican States, or Mexico.

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 10.9169 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2007 as published by the Federal Reserve Bank of New York. On May 30, 2008, this exchange rate was Ps. 10.3290 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2003. In our previous public disclosures, we presented U.S. dollar amounts based on the exchange rate quoted by dealers to FEMSA for the settlement of obligations in foreign currencies at the end of the applicable period.

To the extent estimates are contained in this annual report, we believe that such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Per capita growth rates and population data have been computed based upon statistics prepared by the Instituto Nacional de Estadística, Geografía e Informática of Mexico (the National Institute of Statistics, Geography and Information, which we refer to as the Mexican Institute of Statistics), the Federal Reserve Bank of New York, Banco de México (the Bank of Mexico), local entities in each country and upon our estimates.

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

ITEMS 1-2.   NOT APPLICABLE

ITEM 3.    KEY INFORMATION

Selected Consolidated Financial Data

This annual report includes, under Item 18, our audited consolidated balance sheets as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended

December 31, 2007, 2006 and 2005. Our audited consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera), which differ in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP.

Notes 26 and 27 to our audited consolidated financial statements provide a description of the principal differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to our company, together with a reconciliation to U.S. GAAP of net income and stockholders’ equity as well as U.S. GAAP consolidated balance sheets, statements of income, changes in stockholders’ equity and cash flows for the same periods presented for Mexican Financial Reporting Standards purposes. In the reconciliation to U.S. GAAP, we present our subsidiary Coca-Cola FEMSA, which is a consolidated subsidiary for purposes of Mexican Financial Reporting Standards, under the equity method for U.S. GAAP purposes, due to the substantive participating rights of The Coca-Cola Company as a minority shareholder in Coca-Cola FEMSA.

The effects of inflation accounting under Mexican Financial Reporting Standards have not been reversed in the reconciliation to U.S. GAAP. See note 26 to our audited consolidated financial statements.

The following table presents selected financial information of our company. This information should be read in conjunction with, and is qualified in its entirety by, our audited consolidated financial statements and the notes to those statements. See “Item 18. Financial Statements.” The selected financial information is presented on a consolidated basis and is not necessarily indicative of our financial position or results of operations at or for any future date or period.

	Selected Consolidated Financial Information Year Ended December 31,
	2007(1)	2007	2006	2005	2004	2003(2)
	(In millions of U.S. dollars and millions of Mexican pesos at December 31, 2007, except for per share data, the weighted average number of shares outstanding and percentages)
Income Statement Data:
Mexican FRS:
Total revenues	$13,516	Ps. 147,556	Ps. 136,120	Ps. 119,462	Ps. 109,500	Ps. 92,132
Income from operations	1,793	19,569	18,467	17,439	15,858	14,380
Income taxes(3)	454	4,950	4,608	4,620	2,801	4,173
Consolidated net income	1,093	11,936	9,860	9,073	10,729	5,662
Net majority income	780	8,511	7,127	5,951	6,917	3,905
Net minority income	313	3,425	2,733	3,122	3,812	1,757
Net majority income:(4)
Per Series B Share	0.04	0.42	0.36	0.31	0.39	0.22
Per Series D Share	0.05	0.53	0.44	0.39	0.49	0.27
Weighted average number of shares outstanding (in millions):
Series B Shares	9,246.4	9,246.4	9,246.4	8,834.9	8,217.6	8,217.6
Series D Shares	8,644.7	8,644.7	8,644.7	8,260.1	7,683.0	7,683.0
Allocation of earnings:
Series B Shares	46.11%	46.11%	46.11%	46.11%	46.11%	46.11%
Series D Shares	53.89%	53.89%	53.89%	53.89%	53.89%	53.89%
U.S. GAAP:
Total revenues	$7,636	Ps. 83,362	Ps. 75,704	Ps. 63,031	Ps. 55,557	Ps. 49,777
Income from operations	706	7,710	7,821	6,911	6,011	5,379
Participation in Coca-Cola FEMSA’s earnings(5)	333	3,635	2,420	2,205	2,936	1,263
Minority interest	(3)	(32)	169	—	(524)	(429)
Net income	784	8,557	6,973	6,059	7,352	3,838

	Selected Consolidated Financial Information Year Ended December 31,
	2007(1)	2007	2006	2005	2004	2003(2)
	(In millions of U.S. dollars and millions of Mexican pesos at December 31, 2007, except for per share data, the weighted average number of shares outstanding and percentages)
Net income:(4)
Per Series B Share	0.04	0.43	0.35	0.32	0.42	0.22
Per Series D Share	0.05	0.53	0.43	0.40	0.52	0.27
Weighted average number of shares outstanding (in millions):
Series B Shares	9,246.4	9,246.4	9,246.4	8,834.9	8,217.6	8,217.6
Series D Shares	8,644.7	8,644.7	8,644.7	8,260.1	7,683.0	7,683.0
Balance Sheet Data:
Mexican FRS:
Total assets	$15,187	Ps. 165,795	Ps. 154,516	Ps. 139,823	Ps. 138,533	Ps. 128,598
Current liabilities	3,060	33,404	28,060	22,510	27,250	21,285
Long-term debt(6)	2,809	30,665	35,673	32,129	40,563	39,378
Other long-term liabilities	1,106	12,073	12,575	10,786	10,963	11,840
Capital stock	490	5,348	5,348	5,348	4,979	4,979
Total stockholders’ equity	8,212	89,653	78,208	74,398	60,027	56,095
Majority interest	5,915	64,578	56,654	52,400	40,314	35,096
Minority interest	2,297	25,075	21,554	21,998	19,713	20,999

	Selected Consolidated Financial Information Year Ended December 31,
	2007(1)	2007	2006	2005	2004	2003(2)
	(in millions of U.S. dollars and millions of Mexican pesos at December 31, 2007, except for per share data, the weighted average number of shares outstanding and percentages)
U.S. GAAP:
Total assets	$11,430	Ps. 124,775	Ps. 114,693	Ps. 98,869	Ps. 92,613	Ps. 80,827
Current liabilities	1,702	18,579	14,814	10,090	16,997	11,652
Long-term debt(6)	1,518	16,569	18,749	15,177	16,254	8,343
Other long-term liabilities	579	6,323	7,039	4,996	3,470	5,529
Minority interest	64	698	166	52	56	5,968
Capital stock	490	5,348	5,348	5,348	4,979	4,979
Stockholders’ equity	7,567	82,606	73,925	68,554	55,836	49,334
Other information:
Mexican FRS:
Depreciation(7)	$452	Ps. 4,930	Ps. 4,954	Ps. 4,682	Ps. 4,280	Ps. 3,708
Capital expenditures(8)	1,031	11,257	9,422	7,508	7,948	8,085
Operating margin(9)	13.3%	13.3%	13.6%	14.6%	14.5%	15.6%
U.S. GAAP:
Depreciation(7)	194	$2,114	Ps. 2,163	Ps. 2,079	Ps. 1,990	Ps. 2,009
Operating margin(9)	9.2%	9.2%	10.3%	11.0%	10.8%	10.8%

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 10.9169 to US$ 1.00 solely for the convenience of the reader.

(2)	Our 2003 income statement data is not comparable to subsequent periods due to the acquisition of Panamco México, S.A. de C.V. in May 2003 by our subsidiary Coca-Cola FEMSA.

(3)	Includes income tax and tax on assets. Beginning in 2007, we are required to present employee profit sharing within “other expenses” pursuant to Mexican Financial Reporting Standards Interpretation (“INIF”) No. 4 “Presentación en el Estado de Resultados de la Participación de los Trabajadores en la Utilidad” (Presentation of Employee Profit Sharing in the Income Statement). Information for prior periods has been modified for comparability purposes.

(4)	Net income per share data has been modified retrospectively to reflect our 3:1 stock split effective May 25, 2007.

(5)	Coca-Cola FEMSA is not consolidated for US GAAP purposes and is recorded under the equity method, as discussed in note 26 (a) to our audited consolidated financial statements.

(6)	Includes long-term debt minus the current portion of long-term debt.

(7)	Includes bottle breakage.

(8)	Includes investments in property, plant and equipment, intangible and other assets.

(9)	Operating margin is calculated by dividing income from operations by total revenues.

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

The following table sets forth for each year the nominal amount of dividends per share that we declared in Mexican pesos and the U.S. dollar amounts that were actually paid on each of the respective payment dates for the 2003 to 2007 fiscal years:

Date Dividend Paid	Fiscal Year with Respect to which Dividend was Declared	Aggregate Amount of Dividend Declared		Per Series B Share Dividend(1)		Per Series B Share Dividend(1)	Per Series D Share Dividend(1)		Per Series D Share Dividend(1)
May 31, 2004	2003	P	s. 531,379,672	P	s. 0.0298	$0.0026	P	s. 0.0373	$0.0033
May 31, 2005	2004	P	s. 659,997,941	P	s. 0.0371	$0.0034	P	s. 0.0463	$0.0042
June 15, 2006	2005	P	s. 986,000,000	P	s. 0.0492	$0.0043	P	s. 0.0615	$0.0054
May 15, 2007	2006	P	s. 1,485,000,000	P	s. 0.0741	$0.0069	P	s. 0.0926	$0.0086
May 8, 2008	2007	P	s. 1,620,000,000	P	s. 0.1009	$0.0095	P	s. 0.0807	$0.0076

(1)

The per series dividend amount has been adjusted for comparability purposes to reflect the 3:1 stock split effective May 25, 2007 by dividing, (a) for 2004, 8,213,220,270 Series B Shares and 7,678,711,080 Series D Shares by the aggregate dividend amount, and (b) for 2005, 2006 and 2007, 9,246,420,270 Series B Shares and 8,644,711,080 Series D Shares, which in each case represents the number of shares outstanding at the date each dividend is declared as adjusted retroactively for prior periods as applicable to reflect the 3:1 stock split.

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

Our bylaws provide that dividends will be allocated among the shares outstanding and fully paid at the time a dividend is declared in such manner that each Series D-B Share and Series D-L Share receives 125% of the dividend distributed in respect of each Series B Share. Holders of Series D-B Shares and Series D-L Shares are entitled to this dividend premium in connection with all dividends paid by us other than payments in connection with the liquidation of our company.

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

	Exchange Rate
Period	High	Low	Average (1)	Period End
2003	11.41	10.11	10.80	11.24
2004	11.64	10.81	11.29	11.15
2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80
2007	11.27	10.67	10.93	10.92

(1)	Average month-end rates.

	Exchange Rate
	High	Low	Period End
2006:
First Quarter	Ps. 10.95	Ps. 10.46	Ps. 10.90
Second Quarter	11.46	10.84	11.29
Third Quarter	11.18	10.74	10.98
Fourth Quarter	11.06	10.71	10.80
2007:
First Quarter	Ps. 11.18	Ps. 10.77	Ps. 11.04
Second Quarter	11.03	10.71	10.79
Third Quarter	11.27	10.73	10.93
Fourth Quarter	11.00	10.67	10.92
December	10.92	10.80	10.92
2008:
January	10.97	10.82	10.82
February	10.82	10.67	10.73
March	10.85	10.63	10.63
April	10.60	10.44	10.51
May	10.57	10.31	10.33
June(1)	10.44	10.29	10.37

(1)	Information from June 1 to June 15, 2008.

RISK FACTORS

Risks Related to Our Company

Coca-Cola FEMSA

Coca-Cola FEMSA’s business depends on its relationship with The Coca-Cola Company, and changes in this relationship may adversely affect its results of operations and financial position.

Approximately 95% of Coca-Cola FEMSA’s sales volume in 2007 was derived from sales of Coca-Cola trademark beverages. In each of its territories, Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages through standard bottler agreements. Through its rights under the bottler agreements and as a large shareholder, The Coca-Cola Company has the ability to exercise substantial influence over the conduct of Coca-Cola FEMSA’s business.

Under Coca-Cola FEMSA’s bottler agreements, The Coca-Cola Company may unilaterally set the price for its concentrate. In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three-year period in Mexico beginning in 2007 and in Brazil in 2006. Coca-Cola FEMSA prepares a three-year general business plan that is submitted to its board of directors for approval. The Coca-Cola Company may require that Coca-Cola FEMSA demonstrate its financial ability to meet its plans and may terminate Coca-Cola FEMSA’s rights to produce, market and distribute soft drinks in territories with respect to which such approval is withheld. The Coca-Cola Company also makes significant contributions to Coca-Cola FEMSA’s marketing expenses although it is not required to contribute a particular amount. In addition, Coca-Cola FEMSA is prohibited from bottling any soft drink product or distributing other beverages without The Coca-Cola Company’s authorization or consent. The Coca-Cola Company has the exclusive right to import and export Coca-Cola trademark beverages to and from Coca-Cola FEMSA’s territories; however, Coca-Cola FEMSA holds the exclusive right to sell Coca-Cola trademark beverages within its territories. Coca-Cola FEMSA may not transfer control of the bottler rights of any of its territories without the consent of The Coca-Cola Company.

Coca-Cola FEMSA depends on The Coca-Cola Company to renew its bottler agreements. Coca-Cola FEMSA’s bottler agreements for Mexico expire in 2013 and 2015 and are renewable in each case for ten-year terms. Coca-Cola FEMSA’s bottler agreement for Argentina expires in 2014. Coca-Cola FEMSA’s bottler agreements for Guatemala, Nicaragua, Panama (other beverages), Costa Rica, Venezuela and Colombia expired in September 2008. Coca-Cola FEMSA’s bottler agreement for Brazil expired in December 2004. Coca-Cola FEMSA’s bottler agreement for Coca-Cola trademark beverages for Panama has an indefinite term but may be terminated with six months prior written notice by either party. Coca-Cola FEMSA is currently in the process of negotiating renewals of these agreements on similar terms and conditions as in other countries. Coca-Cola FEMSA and The Coca-Cola Company are operating under the terms of the existing agreements. There can be no assurances that The Coca-Cola Company will decide to renew any of these agreements. In addition, in the event a material breach of these agreements occurs, the agreements may be terminated. Termination would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on Coca-Cola FEMSA’s business, financial condition, prospects, results of operations and cash flows.

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business, which may result in Coca-Cola FEMSA taking actions contrary to the interest of its remaining shareholders.

The Coca-Cola Company has significant influence on the conduct of Coca-Cola FEMSA’s business. The Coca-Cola Company indirectly owns 31.6% of Coca-Cola FEMSA’s outstanding capital stock, representing 37.0% of its capital stock with full voting rights. The Coca-Cola Company is entitled to appoint four of Coca-Cola FEMSA’s 18 directors and certain of its executive officers and, except under limited circumstances, has the power to veto all actions requiring approval by Coca-Cola FEMSA’s board of directors. We are entitled to appoint 11 of Coca-Cola FEMSA’s 18 directors and certain of its executive officers. The Coca-Cola Company, thus may have the power to determine the outcome of certain actions requiring approval by its board of directors and may have the power to determine the outcome of certain actions requiring approval of Coca-Cola FEMSA’s shareholders. See “Item 10.

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

Coca-Cola FEMSA engages in transactions with subsidiaries of The Coca-Cola Company, including cooperative marketing arrangements and a number of bottler agreements. In November 2007, Coca-Cola FEMSA purchased jointly with The Coca-Cola Company the outstanding shares of Jugos del Valle, S.A.B de C.V., which we refer to as Jugos del Valle, a Mexican juice and beverage producer with operations in Mexico, Brazil and the United States. In addition, Coca-Cola FEMSA has entered into cooperative marketing arrangements with The Coca-Cola Company. The transactions may create potential conflicts of interest, which could result in terms less favorable to Coca-Cola FEMSA than could be obtained from an unaffiliated third party.

Competition could adversely affect Coca-Cola FEMSA’s financial performance.

The beverage industry throughout Latin America is highly competitive. Coca-Cola FEMSA faces competition from other bottlers of sparkling beverages such as Pepsi products, and from producers of low cost beverages, or “B brands.” Coca-Cola FEMSA also competes against beverages other than soft drinks such as water, fruit juice and sport drinks. Although competitive conditions are different in each of Coca-Cola FEMSA’s territories, Coca-Cola FEMSA competes principally in terms of price, packaging, consumer sale promotions, customer service and non-price retail incentives. There can be no assurances that Coca-Cola FEMSA will be able to avoid lower pricing as a result of competitive pressure. Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on Coca-Cola FEMSA’s financial performance.

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

Changes in consumer preference could reduce demand for some of Coca-Cola FEMSA’s products

The non-alcoholic beverage industry is rapidly evolving as a result of, among other things, changes in consumer preferences. Specifically, consumers are becoming increasingly more aware of and concerned about environmental and health issues. Concerns over the environmental impact of plastic may reduce the consumption of Coca-Cola FEMSA’s products sold in plastic bottles or result in additional taxes that would adversely affect consumer demand. In addition, researchers, health advocates and dietary guidelines are encouraging consumers to reduce their consumption of certain types of beverages sweetened with sugar and high fructose corn syrup, which could reduce demand for certain of Coca-Cola FEMSA’s products. A reduction in consumer demand would adversely affect Coca-Cola FEMSA’s results of operations.

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

Coca-Cola FEMSA’s most significant raw materials are concentrate, which it acquires from companies designated by The Coca-Cola Company, packaging materials and sweeteners. Prices for concentrate are determined by The Coca-Cola Company pursuant to Coca-Cola FEMSA’s bottler agreements as a percentage of the weighted average retail price in local currency, net of applicable taxes. In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three-year period in Mexico which began in 2007 and in Brazil in 2006. The prices for Coca-Cola FEMSA’s remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates. Coca-Cola FEMSA is also required to meet all of its supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to it. Coca-Cola FEMSA’s sales prices are denominated in the local currency in which it operates, while the prices of certain materials used in the bottling of its products, mainly resin and ingots to make plastic bottles, finished plastic bottles and aluminum cans, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of any country in which Coca-Cola FEMSA operates, particularly against the Mexican peso. See “Item 4—Information on the Company—Coca-Cola FEMSA—Raw Materials.”

After concentrate, packaging materials and sweeteners constitute the largest portion of Coca-Cola FEMSA’s raw material costs. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin and plastic ingots to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices and global resin supply. Average U.S. dollar prices that Coca-Cola FEMSA paid for resin remained relatively flat in 2007, although prices may increase in future periods. Sugar prices in all of the countries in which Coca-Cola FEMSA operates other than Brazil are subject to local regulations and other barriers to market entry that cause it to pay in excess of international market prices for sugar. In 2007, sweetener prices slightly increased in all of the countries in which Coca-Cola FEMSA operates other than Mexico and Argentina. In Venezuela, Coca-Cola FEMSA has experienced sugar shortages that have adversely affected its operations. These shortages were due to insufficient domestic production to meet demand and current restrictions on sugar imports.

Coca-Cola FEMSA cannot assure you that its raw material prices will not further increase in the future. Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of sales and adversely affect its results of operations.

Taxes on soft drinks could adversely affect Coca-Cola FEMSA’s business.

Coca-Cola FEMSA’s products are subject to excise and value-added taxes in many of the countries in which it operates. The imposition of new taxes or increases in taxes on its products may have a material adverse effect on Coca-Cola FEMSA’s business, financial condition, prospects and results of operations. In 2003, Mexico implemented a 20% excise tax on sparkling beverages produced with non-sugar sweetener. This tax was eliminated beginning in 2007. Certain countries in Central America, Argentina and Brazil impose taxes on sparkling beverages. See “Item 4—Information on the Company—Coca-Cola FEMSA—Taxation of Soft Drinks.” We cannot assure you that any governmental authority in any country where Coca-Cola FEMSA operates will not impose or increase taxes on its products in the future.

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

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which Coca-Cola FEMSA operates. The imposition of these restrictions in the future may have an adverse effect on Coca-Cola FEMSA’s results of operations and financial position. Although Mexican bottlers have been free to set prices for sparkling beverages without governmental intervention since January 1996, such prices had been subject to statutory price controls and to voluntary price restraints, which effectively limited Coca-Cola FEMSA’s ability to increase prices in the Mexican market without governmental consent. We cannot assure that governmental authorities in any country where Coca-Cola FEMSA operates will not impose statutory price controls or voluntary price restraints in the future.

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

FEMSA Cerveza purchases a number of commodities for the production of its products (principally aluminum, barley, malt and hops) from Mexican producers and in the international market. The prices of such commodities can fluctuate and are determined by global supply and demand and other factors, including changes in exchange rates, over which FEMSA Cerveza has no control. Market prices for aluminum increased by approximately 3% in 2007. Because aluminum prices are denominated in U.S. dollars, an appreciation of the U.S. dollar against the Mexican peso would increase the cost to FEMSA Cerveza as a percentage of net sales, as its sales are generally in Mexican pesos. Barley market prices increased more than 35% in 2007. FEMSA Cerveza’s expects barley prices to increase, on average over 35% in 2008, due to grain price increases in the international markets. There can be no assurance that FEMSA Cerveza will be able to recover increases in the cost of raw materials. See “Item 4. Information on the Company—FEMSA Cerveza—Raw Materials.” An increase in raw materials costs would adversely affect its results of operations and cash flows.

FEMSA Cerveza’s sales in the United States depend on distribution arrangements with Heineken USA.

Heineken USA Inc., or Heineken USA, is the exclusive importer, marketer and distributor of FEMSA Cerveza’s beer brands in the United States. In April 2007, FEMSA Cerveza and Heineken USA entered into a new ten-year agreement, which began in January 2008, pursuant to which Heineken USA will continue to be the exclusive importer, marketer and distributor of FEMSA Cerveza’s beer brands in the United States. Accordingly, FEMSA Cerveza’s exports to the United States depend to a significant extent on Heineken USA’s performance under these agreements. See “Item 5. Operating and Financial Review and Prospectus—Recent Developments.” We cannot assure that Heineken USA will be able to maintain or increase sales of FEMSA Cerveza’s beer brands in the United States, nor that when the new agreement expires in December of 2017, FEMSA Cerveza will be able to renew the agreement or enter into a substitute arrangement on comparable terms.

FEMSA Cerveza’s sales in the Mexican market depend on its ability to compete with Grupo Modelo.

FEMSA Cerveza faces competition in the Mexican beer market from Grupo Modelo, S.A.B. de C.V., or Grupo Modelo. FEMSA Cerveza’s ability to compete successfully in the Mexican beer market will have a significant impact on its Mexican sales. See “Item 4. Information on the Company—FEMSA Cerveza—The Mexican Beer Market.”

FEMSA Cerveza’s sales in the Brazilian market depend on its ability to compete with Ambev and local brewers.

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

Imports represented 2.3% of the Mexican beer market in terms of sales volume in 2007. Under the North American Free Trade Agreement, or NAFTA, the tariffs applicable to beers imported from the United States and Canada were eliminated in January 2001. Increased import competition, however, could result from potential new entrants to the Mexican beer market or from a change in consumer preferences in Mexico and could lead to greater competition in general, which may adversely affect FEMSA Cerveza’s business, financial position and results of operations. See “Item 4. Information on the Company—FEMSA Cerveza—The Mexican Beer Market.”

Regulatory developments in our main markets could adversely affect FEMSA Cerveza’s business.

FEMSA Cerveza’s business is subject to a variety of different government regulations in our key markets of Mexico, Brazil and the United States, and thus may be affected by changes in law, regulation or regulatory policy. Particularly in Mexico, actions of federal and local authorities, specifically changes in governmental policy with respect to excise and value-added tax laws or cold beer regulation and governmental actions relating to the beer industry practice of financing and bringing support to the point of sale through agreements or arrangements with retailers to sell and promote a beer producer’s products, may have a material adverse effect on FEMSA Cerveza’s business, financial position and results of operations.

Federal regulation of beer consumption in Mexico is primarily effected through a 25% excise tax, which includes an alternative minimum Mexican peso amount of Ps. 3.00 per liter for non-returnable presentations and Ps. 1.74 per liter for returnable presentations, and a 15% value-added tax. Currently, we do not anticipate an increase in these taxes, but federal regulation relating to excise taxes may change in the future, resulting in an increase or decrease in the tax. Local regulations are primarily effected through the issuance of licenses authorizing retailers to sell alcoholic beverages. Other regulations affecting beer consumption in Mexico vary according to local jurisdictions and include limitations on the hours during which restaurants, bars and other retail outlets are allowed to sell beer. See “Item 4. Information on the Company—FEMSA Cerveza—The Mexican Beer Market.”

FEMSA Cerveza may not be able to improve performance in its Brazilian operations.

FEMSA Cerveza owns 83% of Brazilian brewer Cervejarias Kaiser Brasil S.A., or Kaiser. Prior to the acquisition of Kaiser, Kaiser’s profitability and market position had declined as a result of operational changes by the prior owner and increased competition in the Brazilian beer market. Kaiser’s operating margins are therefore lower than those of FEMSA Cerveza’s Mexican operations. FEMSA Cerveza continues to be in the process of implementing a number of initiatives to seek to improve Kaiser’s performance, although FEMSA Cerveza has not previously conducted operations in the Brazilian beer market, where market conditions differ significantly from Mexico. FEMSA Cerveza’s initiatives may not be successful in improving Kaiser’s performance, which would adversely affect FEMSA Cerveza’s sales growth and operating margins.

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

The Mexican retail sector is highly competitive. FEMSA participates in the retail sector primarily through FEMSA Comercio. FEMSA Comercio’s OXXO convenience stores face competition on a regional basis from 7-Eleven, Super Extra which is owned and managed by Grupo Modelo, our main competitor in the Mexican beer market, Super City, AM/PM and Circle K stores. OXXO convenience stores also face competition from numerous small chains of retailers across Mexico. In the future, OXXO stores may face additional competition from other retailers that do not currently participate in the convenience store sector or from new market entrants. Increased competition may limit the number of new locations available to FEMSA Comercio and require FEMSA Comercio to modify its product offering or pricing. In addition, consumers may prefer alternative products or store formats offered by competitors. As a result, FEMSA Comercio’s results of operations and financial position may be adversely affected by competition in the future.

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

FEMSA Comercio increased the number of OXXO stores at an average annual rate of 19% from 2003 to 2007. The growth in the number of OXXO stores has driven growth in total revenue and operating income at FEMSA Comercio over the same period. As the overall number of stores increases, percentage growth in the number of OXXO stores is likely to decrease. In addition, as convenience store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same store sales, average ticket and store traffic. As a result, FEMSA Comercio’s future results of operations and financial condition may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and operating income.

Risks Related to Our Principal Shareholders and Capital Structure

A majority of our voting shares are held by a voting trust, which effectively controls the management of our company, and whose interests may differ from those of other shareholders.

As of May 30, 2008, a voting trust, the participants of which are members of five families, owned 38.65% of our capital stock and 74.78% of our capital stock with full voting rights, consisting of the Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

Holders of Series D-B and D-L Shares have limited voting rights.

Holders of Series D-B and D-L Shares have limited voting rights and are only entitled to vote on specific matters, such as certain changes in the form of our corporate organization, dissolutions, liquidations, a merger with a company with a distinct corporate purpose, a merger in which we are not the surviving entity, change of our jurisdiction of incorporation, the cancellation of the registration of the Series D-B and D-L Shares and any other matters that expressly require approval from such holders under the new Mexican Securities Market Law, which we refer to as the Mexican Securities Law. As a result of these limited voting rights, Series D-B and D-L these holders will not be able to influence our business or operations. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

Holders of ADSs may not be able to vote at our shareholder meetings.

Our shares are traded on the New York Stock Exchange in the form of ADSs. We cannot assure you that holders of our shares in the form of ADSs will receive notice of shareholders’ meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner. In the event that instructions are not received with respect to any shares underlying ADSs, the ADS depositary will, subject to certain limitations, grant a proxy to a person designated by us in respect of these shares. In the event that this proxy is not granted, the ADS depositary will vote these shares in the same manner as the majority of the shares of each class for which voting instructions are received.

Holders of BD Units in the United States and holders of ADSs may not be able to participate in any future preemptive rights offering and as a result may be subject to dilution of their equity interests.

Under applicable Mexican law, if we issue new shares for cash as a part of a capital increase, other than in connection with a public offering of newly issued shares or treasury stock, we are generally required to grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally allow holders of our shares or ADSs who are located in the United States to exercise any preemptive rights in any future capital increases unless (1) we file a registration statement with the SEC with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares in the form of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

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

The market value of securities of Mexican companies is, to varying degrees, influenced by economic and securities market conditions in other emerging market countries. Although economic conditions are different in each country, investors’ reaction to developments in one country can have effects on the securities of issuers in other countries, including Mexico. We cannot assure you that events elsewhere, especially in emerging markets, will not adversely affect the market value of our securities.

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

We are a Mexican corporation, and our Mexican operations are our single most important geographic segment. For the year ended December 31, 2007, 72% of our consolidated total revenues were attributable to Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our company. We cannot assure you that such conditions will not return or that such conditions will not have a material adverse effect on our results of operations and financial position.

Our business may be significantly affected by the general condition of the Mexican economy, or by the rate of inflation in Mexico, interest rates in Mexico and exchange rates for, or exchange controls affecting, the Mexican peso. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. Because a large percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result. In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate debt, which constituted 20% of our total debt as of December 31, 2007 (including the effect of interest rate swaps), and have an adverse effect on our financial position and results of operations.

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

Mexican political events may significantly affect our operations. Presidential elections in Mexico occur every six years, and the most recent election occurred in July 2006. Elections in both houses of the Mexican Congress also occurred in July 2006, and although the Partido Acción Nacional won a plurality of the seats in the Mexican Congress in the election, no party succeeded in securing a majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party is likely to continue at least until the next congressional election in 2009. This situation may result in government gridlock and political uncertainty. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.

Economic and political conditions in other Latin American countries in which we operate may adversely affect our business.

In addition to conducting operations in Mexico, our subsidiary Coca-Cola FEMSA conducts operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina and, beginning in 2006, our subsidiary FEMSA Cerveza also conducts operations in Brazil. These countries expose us to different or greater country risk than Mexico. Consumer demand preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic and political conditions in the other countries in which we operate. These conditions vary by country and may not be correlated to conditions in our Mexican operations. In particular, Brazil and Colombia have benefited from high growth rates and relative economic stability in recent periods, although these countries have a history of economic volatility and political instability. In Venezuela, Coca-Cola FEMSA faces exchange risk as well as work stoppages and potential scarcity of raw materials. Coca-Cola FEMSA has also experienced short-term disruptions in its business in Venezuela over the past few years. Deterioration in economic and political conditions in many of these countries would have an adverse effect on our financial position and results of operations.

Total revenues increased in certain of our non-Mexican beverage operations at a higher rate relative to their respective Mexican operations in 2007. This higher rate of total revenue growth could result in a greater contribution to the respective results of operations for these territories, but may also expose us to greater risk in these territories as a result. Devaluation of the local currencies in countries other than Mexico against the U.S. dollar may increase our operating costs in these countries, and depreciation of the local currencies against the Mexican peso may negatively affect the results of operations for these countries as reported in our consolidated financial statements. In recent years, the Mexican peso has been relatively stable against the U.S. dollar, while currencies of other countries, specifically the Brazilian reais and the Colombian peso, have appreciated relative to the U.S. dollar and the Mexican peso. Future currency devaluation or the imposition of exchange controls in any of these countries, including Mexico, would have an adverse effect on our financial position and results of operations.

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

In 1891, the first year of production, Cuauhtémoc produced 2,000 hectoliters of beer. Cuauhtémoc continued to expand through additions to existing plant capacity and through acquisitions of other Mexican breweries, and has continued to increase its production capacity, reaching approximately 34.596 million hectoliters in 2007.

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

In August 1982, the Mexican government suspended payment on its international debt obligations and nationalized the Mexican banking system. In 1985, certain controlling shareholders of FEMSA acquired a controlling interest in Cervecería Moctezuma, S.A., which was then Mexico’s third-largest brewery and which we refer to as Moctezuma, and related companies in the packaging industry. FEMSA subsequently undertook an extensive corporate and financial restructuring that was completed in December 1988, and pursuant to which FEMSA’s assets were combined under a single corporate entity, which became Grupo Industrial Emprex, S.A. de C.V., which we refer to as Emprex.

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

Upon the completion of these transactions, we began a series of strategic transactions to strengthen the competitive positions of our operating subsidiaries. These transactions included the sale of a 30% strategic interest in Coca-Cola FEMSA to a wholly-owned subsidiary of The Coca-Cola Company and a subsequent public offering of Coca-Cola FEMSA shares, both of which occurred in 1993, and the sale of a 22% strategic interest in FEMSA Cerveza to Labatt Brewing Company Limited, which we refer to as Labatt, in 1994. Labatt, which was later acquired by InBev S.A., or InBev (known at the time of the acquisition of Labatt as Interbrew), subsequently increased its interest in FEMSA Cerveza to 30%.

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

In May 2003, our subsidiary Coca-Cola FEMSA expanded its operations throughout Latin America by acquiring 100% of Panamco México, S.A. de C.V, which we refer to as Panamco, then the largest soft drink bottler in Latin America in terms of sales volume in 2002. Through its acquisition of Panamco, Coca-Cola FEMSA began producing and distributing Coca-Cola trademark beverages in additional territories in Mexico, Central America, Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. The Coca-Cola Company and its subsidiaries received Series D Shares in exchange for their equity interest in Panamco of approximately 25%.

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

On January 13, 2006, FEMSA Cerveza acquired 68% of the equity of the Brazilian brewer Kaiser from the Molson Coors Brewing Company, or Molson Coors, for US$ 68 million. Molson Coors retained a 15% ownership stake in Kaiser, while Heineken N.V.’s ownership of 17% remained unchanged. In December 2006, Molson Coors completed its exit from Kaiser by exercising its option to sell its 15% holding to FEMSA Cerveza. On December 22, 2006, FEMSA Cerveza made a capital increase of US$200 million in Kaiser. At the time, Heineken N.V. elected not to participate in the increase, thereby diluting its 17% interest in Kaiser to 0.17%, and FEMSA Cerveza thereby increasing its stake to 99.83% of the equity of Kaiser, however, in August 2007, Femsa Cerveza and Heineken NV closed a stock purchase agreement whereby Heineken NV purchased the shares necessary to regain its 17% interest in Kaiser. As a result of this transaction, FEMSA Cerveza now owns 83% of Kaiser and Heineken NV owns 17%.

On November 3, 2006, we acquired from certain subsidiaries of The Coca-Cola Company 148,000,000 Series “D” shares of Coca-Cola FEMSA, representing 8.02% of the total outstanding stock of Coca-Cola FEMSA. We acquired these shares at a price of US$ 2.888 per share, or US$ 427.4 million in the aggregate, pursuant to a Memorandum of Understanding with The Coca-Cola Company. As of May 30, 2008, FEMSA indirectly owns 53.7% of the capital stock of Coca-Cola FEMSA (63.0% of its capital stock with full voting rights) and The Coca-Cola Company indirectly owns 31.6% of the capital stock of Coca-Cola FEMSA (37.0% of its capital stock with full voting rights). The remaining 14.7% of its capital consists of Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and on the New York Stock Exchange in the form of ADSs under the trading symbol KOF.

In November 2007, Coca-Cola FEMSA and The Coca-Cola Company acquired Jugos del Valle from its controlling shareholders through a 100% tender offer for an aggregate price of US$ 456 million, including the assumption of net existing debt of approximately US$ 86 million.

In March 2007, at our company’s annual meeting, our shareholders approved a three-for-one stock split of FEMSA’s outstanding stock and our ADSs traded on the NYSE. The pro rata stock split had no effect on the ownership structure of FEMSA. The new units issued in the stock split were distributed by the Mexican Stock Exchange on May 28, 2007 to holders of record as of May 25, 2007, and ADSs traded on the NYSE were distributed on May 30, 2007, to holders of record as of May 25, 2007.

On April 22, 2008, FEMSA shareholders approved a proposal to amend our bylaws in order to preserve the unit structure for our shares that has been in place since May 1998, and to maintain our existing share structure beyond May 11, 2008. Our bylaws previously provided that on May 11, 2008 our Series D-B Shares would convert into Series B Shares and our Series D-L Shares would convert into Series L Shares with limited voting rights. In addition, our bylaws provided that on May 11, 2008 our current unit structure would cease to exist and each of our B Units would be unbundled into five Series B Shares, while each BD Unit would unbundle into three Series B Shares and two newly issued Series L Shares. Following the April 22, 2008 shareholder approvals, the automatic conversion of our share and unit structures will no longer exist, and, absent shareholder action, our share structure will continue to be comprised of Series B Shares, which must represent up to 51% of our outstanding capital stock, and Series D-B and Series D-L Shares, which together may represent up to 49% of our outstanding capital stock. Our Unit structure, absent shareholder action, will continue to consist of B Units, which bundle five Series B Shares, and BD Units, which bundle one Series B Share, two Series D-B Shares and two Series D-L Shares. See “The Offer and Listing – Description of Securities.”

Mr. Eugenio Garza Lagüera, our Honorary Life Chairman, passed away on May 24, 2008. Mr. Garza Lagüera began his professional career as a chemist in Cuauhtémoc’s research department and became chairman of our Board of Directors in April 29, 1969. He served as member of several boards of directors of national and international firms. During his life he was recognized for his entrepreneurial and social trajectories.

Ownership Structure

We conduct our business through our principal sub-holding companies as shown in the following diagram and table:

Principal Sub-holding Companies—Ownership Structure

As of May 30, 2008

(1)	Compañía Internacional de Bebidas, S.A. de C.V.

(2)	Grupo Industrial Emprex, S.A. de C.V.

(3)	Emprex Cerveza, S.A. de C.V.

(4)	Percentage of capital stock, equal to 63.0% of capital stock with full voting rights.

The following tables present an overview of our operations by reportable segment and by geographic region under Mexican Financial Reporting Standards:

Operations by Segment—Overview

Year Ended December 31, 2007 and % of growth vs. last year(1)

	Coca-Cola FEMSA		FEMSA Cerveza		FEMSA Comercio
	(in millions of constant Mexican pesos, except for employees and percentages)
Total revenues	Ps. 69,251	8.1%	Ps. 39,566	4.3%	Ps. 42,103	14.3%
Income from operations	11,447	11.7	5,404	(11.7)	2,315	39.1
Total assets	87,178	8.4	65,539	5.3	14,284	16.0
Employees	58,122	2.5%	21,748	1.9%	15,824	38.2%

Total Revenues Summary by Segment(1)

	Year Ended December 31,
	2007	2006	2005
	(in millions of constant Mexican pesos)
Coca-Cola FEMSA	Ps. 69,251	Ps. 64,046	Ps. 59,642
FEMSA Cerveza	39,566	37,919	29,768
FEMSA Comercio	42,103	36,835	31,021
Other	8,124	7,966	6,485
Consolidated total revenues	Ps. 147,556	Ps. 136,120	Ps. 119,462

Total Revenues Summary by Geographic Region(2)

	Year Ended December 31,
	2007	2006	2005
	(in millions of constant Mexican pesos)
Mexico	Ps. 106,136	Ps. 99,310	Ps. 90,561
Central America	4,850	4,592	4,022
Colombia	7,051	6,556	6,147
Venezuela	9,792	7,997	7,188
Brazil	16,093	14,378	8,433
Argentina	4,034	3,458	3,256
Consolidated total revenues	Ps. 147,556	Ps. 136,120	Ps. 119,462

(1)	The sum of the financial data for each of our segments and percentages with respect thereto differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.

(2)	The sum of the financial data for each geographic region differs from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation.

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of May 31, 2008:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA(1)	Mexico	100.0%
Coca-Cola FEMSA(2)	Mexico	53.7%
Propimex, S.A. de C.V.	Mexico	53.7%
Controladora Interamericana de Bebidas, S.A. de C.V.	Mexico	53.7%
Panamco México, S.A. de C.V.	Mexico	53.7%
Refrescos Latinoamericanos, S.A. de C.V. .	Mexico	53.7%
Emprex Cerveza	Mexico	100.0%
Desarrollo Comercial FEMSA, S.A. de C.V.	Mexico	100.0%
FEMSA Cerveza	Mexico	100.0%
Cervezas Cuauhtémoc Moctezuma, S.A. de C.V.	Mexico	100.0%
Grupo Cuauhtémoc Moctezuma, S.A. de C.V.	Mexico	100.0%

(1)	Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as CIBSA.

(2)	Percentage of capital stock. FEMSA owns 63.0% of the capital stock with full voting rights.

Business Strategy

We are a beverage company. Our soft drink operation, Coca-Cola FEMSA, is the largest bottler of Coca-Cola products in Latin America and the second largest in the world, measured in terms of sales volumes in 2007, and our brewing operation, FEMSA Cerveza, is both a significant competitor in the Mexican and Brazilian beer markets as well as an exporter in key international markets including the United States. Coca-Cola FEMSA and FEMSA Cerveza are our core businesses, which together define our identity and represent the avenues for our future growth. Our beverage businesses are enhanced by OXXO, the largest convenience store chain in Mexico measured in terms of number of stores at December 31, 2007 and a significant growth driver in its own right.

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

Coca-Cola FEMSA

Overview

Coca-Cola FEMSA is the largest bottler of Coca-Cola trademark beverages in Latin America, and the second largest in the world, calculated in each case by sales volume in 2007. Coca-Cola FEMSA operates in the following territories:

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

Coca-Cola FEMSA was organized on October 30, 1991 as a sociedad anónima de capital variable (a variable capital stock corporation) under the laws of Mexico with a duration of 99 years. On December 5, 2006, in response to amendments to the Mexican Securities Law, Coca-Cola FEMSA became a sociedad anónima bursátil de capital variable (a variable capital listed stock corporation). Coca-Cola FEMSA’s principal executive offices are located at Guillermo González Camarena No. 600, Col. Centro de Ciudad Santa Fé, Delegación Álvaro Obregón, México, D.F., 01210, México. Coca-Cola FEMSA’s telephone number at this location is (52-55) 5081-5100. Coca-Cola FEMSA’s website is www.coca-colafemsa.com.

The following is an overview of Coca-Cola FEMSA’s operations by segment in 2007:

Operations by Segment—Overview

Year Ended December 31, 2007(1)

	Total Revenues	Percentage of Total Revenues	Income from Operations	Percentage of Income from Operations
Mexico	Ps. 32,550	47.0	Ps. 6,569	57.4
Central America	4,808	7.0	715	6.2
Colombia	6,933	10.0	1,242	10.9
Venezuela	9,785	14.1	572	5.0
Argentina	4,034	5.8	492	4.3
Brazil	11,141	16.1	1,857	16.2

(1)	Expressed in millions of Mexican pesos, except for percentages.

Corporate History

In 1979, one of our subsidiaries acquired certain soft drink bottlers that are now a part of its company. At that time, the acquired bottlers had 13 Mexican distribution centers operating 701 distribution routes, and their production capacity was 83 million physical cases. In 1991, FEMSA transferred its ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., the corporate predecessor to Coca-Cola FEMSA, S.A.B. de C.V.

In June 1993, a subsidiary of The Coca-Cola Company subscribed for 30% of Coca-Cola FEMSA capital stock in the form of Series D Shares for US$ 195 million. In September 1993, FEMSA sold Series L Shares that represented 19% of Coca-Cola FEMSA’s capital stock to the public, and Coca-Cola FEMSA listed these shares on the Mexican Stock Exchange and, in the form of ADSs, on the New York Stock Exchange. In a series of transactions between 1994 and 1997, Coca-Cola FEMSA acquired territories in Argentina and additional territories in southern Mexico.

In May 2003, Coca-Cola FEMSA acquired Panamco and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and the gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. As a result of the acquisition, the interest of The Coca-Cola Company in the capital stock of its company increased from 30% to 39.6%.

During August 2004, Coca-Cola FEMSA conducted a rights offering to allow existing holders of its Series L Shares and ADSs to acquire newly-issued Series L Shares in the form of Series L Shares and ADSs, respectively, at the same price per share at which ourselves and The Coca-Cola Company subscribed in connection with the Panamco acquisition. On March 8, 2006, its shareholders approved the non-cancellation of the 98,684,857 Series L Shares (equivalent to approximately 9.87 million ADSs, or over one-third of the outstanding Series L Shares) that were not subscribed for in the rights offering which are available for issuance at an issuance price of no less than US$ 2.216 per share or its equivalent in Mexican currency.

On November 3, 2006, we acquired, through a subsidiary, 148,000,000 of Coca-Cola FEMSA Series D Shares from certain subsidiaries of The Coca-Cola Company representing 9.4% of the total outstanding voting shares and 8.0% of the total outstanding equity, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. With this purchase, we increased our ownership to 53.7% of Coca-Cola FEMSA capital stock. Pursuant to Coca-Cola FEMSA bylaws, the acquired shares were converted from Series D Shares to Series A Shares.

On November 8, 2007, a Mexican company owned directly or indirectly by Coca-Cola FEMSA and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle. See “Item 4. The Company—Jugos del Valle Acquisition.”

On May 30, 2008, Coca-Cola FEMSA entered into a purchase agreement with The Coca-Cola Company to acquire its wholly owned bottling franchise located in the state of Minas Gerais (Refrigerantes Minas Gerais Ltda., or REMIL) in Brazil.

On December 21, 2007 and on May 30, 2008, Coca-Cola FEMSA sold most of its proprietary brands to The Coca-Cola Company. These trademarks are now being licensed to Coca-Cola FEMSA by The Coca-Cola Company.

As of March 31, 2008, we indirectly owned Series A Shares equal to 53.7% of Coca-Cola FEMSA capital stock (63.0% of its capital stock with full voting rights), and The Coca-Cola Company indirectly owned Series D Shares equal to 31.6% of the capital stock of Coca-Cola FEMSA (37.0% of Coca-Cola FEMSA’s capital stock with full voting rights). Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 14.7% of Coca-Cola FEMSA’s capital stock.

Business Strategy

Coca-Cola FEMSA is the largest bottler of Coca-Cola trademark beverages in Latin America in terms of total sales volume in 2007, with operations in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Argentina and Brazil. While its corporate headquarters are in Mexico City, it has established divisional headquarters in the following three regions:

•	Mexico with headquarters in Mexico City;

•	Latincentro (covering territories in Guatemala, Nicaragua, Costa Rica, Panama, Colombia and Venezuela) with headquarters in San José, Costa Rica; and

•	Mercosur (covering territories in Argentina and Brazil) with headquarters in São Paulo, Brazil.

Coca-Cola FEMSA seeks to provide its shareholders with an attractive return on their investment by increasing its profitability. The key factors in achieving profitability are increasing its revenues by (1) implementing multi-segmentation strategies in its major markets to target distinct market clusters divided by competitive intensity and socioeconomic levels; (2) implementing well-planned product, packaging and pricing strategies through channel distribution; and (3) achieving operational efficiencies throughout its company. To achieve these goals Coca-Cola FEMSA continues its efforts in:

•

working with The Coca-Cola Company to develop a business model to continue exploring new lines of beverages, extend existing product lines, participate in new beverage segments and effectively advertise and market its products;

•	developing and expanding its still beverage portfolio through strategic acquisitions and by entering into joint ventures with The Coca-Cola Company;

•	implementing packaging strategies designed to increase consumer demand for its products and to build a strong returnable base for the Coca-Cola brand selectively;

•	replicating its best practices throughout the whole value chain;

•	rationalizing and adapting its organizational and asset structure in order to be in a better position to respond to a changing competitive environment;

•

strengthening its selling capabilities and go-to-market strategies, including pre-sale, conventional selling and hybrid routes, in order to get closer to its clients and help them satisfy the beverage needs of consumers;

•	expanding its bottled water strategy, in conjunction with The Coca-Cola Company through innovation and selective acquisitions to maximize its profitability across its market territories;

•	committing to building a multi-cultural collaborative team, from top to bottom; and

•	seeking to expand its geographical footprint.

Coca-Cola FEMSA seeks to increase per capita consumption of soft drinks in the territories in which it operates. To that end, its marketing teams continuously develop sales strategies tailored to the different characteristics of its various territories and channels. Coca-Cola FEMSA continues to develop its product portfolio to better meet market demand and maintain its overall profitability. To stimulate and respond to consumer demand, it continues to introduce new products and new presentations. See “—Product and Packaging Mix.” It also seeks to increase placement of refrigeration equipment, including promotional displays, in retail outlets in order to showcase and promote its products. In addition, because it views its relationship with The Coca-Cola Company as integral to its business strategy, it uses market information systems and strategies developed with The Coca-Cola Company to improve its coordination with the worldwide marketing efforts of The Coca-Cola Company. See “—Marketing—Channel Marketing.”

Coca-Cola FEMSA seeks to rationalize its manufacturing and distribution capacity to improve the efficiency of its operations. In 2003 and 2004, as part of the integration process from its acquisition of Panamco, Coca-Cola FEMSA closed several under-utilized manufacturing centers and shifted distribution activities to other existing facilities. In each of 2005, 2006 and 2007, Coca-Cola FEMSA closed additional distribution centers. See “—Description of Property, Plant and Equipment.” In each of its facilities, Coca-Cola FEMSA seeks to increase productivity in its facilities through infrastructure and process reengineering for improved asset utilization. Its capital expenditure program includes investments in production and distribution facilities, bottles, cases, coolers and information systems. Coca-Cola FEMSA believes that this program will allow it to maintain its capacity and flexibility to innovate and to respond to consumer demand for non-alcoholic beverages.

Finally, Coca-Cola FEMSA focuses on management quality as a key element of its growth strategies and remains committed to fostering the development of quality management at all levels. Both The Coca-Cola Company and we provide Coca-Cola FEMSA with managerial experience. To build upon these skills, Coca-Cola FEMSA also offers management training programs designed to enhance its executives’ abilities and exchange experiences, know-how and talent among an increasing number of multinational executives from its new and existing territories.

Coca-Cola FEMSA’s Markets

The following map shows the locations of Coca-Cola FEMSA’s territories, giving estimates in each case of the population to which it offers products, the number of retailers of its sparkling beverages and the per capita consumption of its sparkling beverages:

Per capita consumption data for a territory is determined by dividing sparkling beverage sales volume within the territory (in bottles, cans, and fountain containers) by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of Coca-Cola FEMSA products consumed annually per capita. In evaluating the development of local volume sales in its territories, Coca-Cola FEMSA and The Coca-Cola Company measure, among other factors, the per capita consumption of its sparkling beverages.

Coca-Cola FEMSA’s Products

Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages, proprietary brands and brands licensed from third parties. The Coca-Cola trademark beverages include colas, flavored sparkling beverages, water and still beverages in other categories such as juice drinks and isotonics. In December 2007, Coca-Cola FEMSA sold certain of its proprietary brands to The Coca-Cola Company. The following table sets forth its main brands as of March 31, 2008:

Colas:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Coca-Cola	✓	✓	✓	✓	✓	✓
Coca-Cola light	✓	✓	✓	✓	✓	✓
Coca-Cola Zero	✓		✓		✓	✓

Flavored Soft Drinks:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Aquarius Fresh					✓
Chinotto				✓
Crush			✓			✓
Fanta	✓	✓	✓		✓	✓
Fresca	✓	✓
Frescolita		✓		✓
Hit				✓
Kuat					✓
Lift	✓	✓	✓
Mundet(1)	✓
Quatro			✓			✓
Simba					✓
Sprite	✓	✓	✓		✓	✓

Water:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Alpina		✓
Ciel	✓
Crystal					✓
Manantial			✓
Santa Clara(2)			✓

Other Categories:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Dasani(3)		✓	✓			✓
Hi-C(4)		✓				✓
Jugos del Valle(4)	✓
Nestea	✓	✓		✓	✓
Powerade(5)	✓	✓	✓	✓

(1)	Brand licensed from FEMSA.

(2)	Proprietary brand.

(3)	Flavored no-calorie water. (In Argentina also as still water)

(4)	Juice based drink.

(5)	Isotonic.

Sales Overview

Coca-Cola FEMSA measures total sales volume in terms of unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to fountain syrup, powders and concentrate, refers to the volume of fountain syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. The following table illustrates its historical sales volume for each of its territories.

	Sales Volume Year Ended December 31,
	2007	2006	2005
		(millions of unit cases)
Mexico	1,110.4	1,070.7	1,025.0
Central America	128.1	120.3	109.4
Colombia	197.8	190.9	179.7
Venezuela	209.0	182.6	172.5
Argentina	179.4	164.9	150.1
Brazil(1)	296.1	268.7	252.5

Combined Volume	2,120.8	1,998.1	1,889.2

(1)	Excludes beer sales volume.

Product and Packaging Mix

Coca-Cola FEMSA’s most important brand is Coca-Cola and its line extensions, Coca-Cola light, Coca-Cola light caffeine free and Coca-Cola Zero, which together accounted for 62.7% of total sales volume in 2007. Ciel (including jug presentations), Fanta, Sprite, Lift and Fresca, its next largest brands in consecutive order, accounted for 10.8%, 6.9%, 2.9%, 1.6% and 1.4%, respectively, of total sales volume in 2007. Coca-Cola FEMSA uses the term line extensions to refer to the different flavors in which it offers its brands. Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles made of polyethylene terephtalate, which it refers to as PET.

Coca-Cola FEMSA uses the term presentation to refer to the packaging unit in which it sells its products. Presentation sizes for its Coca-Cola trademark beverages range from a 4-ounce personal size to a 20-liter multiple serving size. Coca-Cola FEMSA considers multiple serving size as equal to or larger than 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. Coca-Cola FEMSA offers both returnable and non-returnable presentations, which allow Coca-Cola FEMSA to offer different combinations of convenience and price to implement revenue management strategies and to target specific distribution channels and population segments in its territories. In addition, it sells some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which it refers to as fountain. It also sells bottled water products in jug sizes, which refers to sizes larger than 17 liters, that have a much lower price per unit case than its other beverage products.

In addition to Coca-Cola trademark beverages, Coca-Cola FEMSA produces, markets and distributes certain other proprietary brands and beverages licensed from third parties other than The Coca-Cola Company in a variety of presentations.

Coca-Cola FEMSA’s core brands are principally the Coca-Cola trademark beverages. Coca-Cola FEMSA sells certain of these brands or their line extensions at a premium in some of its territories, in which case it refers to them as premium brands. It also sells certain other brands at a lower price per ounce, which it refers to as value protection brands.

The characteristics of its territories are very diverse. Central Mexico and its territories in Argentina are densely populated and have a large number of competing sparkling beverages brands as compared to the rest of its territories. Brazil is densely populated but has lower per capita consumption of sparkling beverage products as compared to Mexico. Portions of southern Mexico, Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of sparkling beverages. In Venezuela, per capita consumption of Coca-Cola FEMSA products has improved in spite of short-term operating disruptions over the past few years.

The following discussion analyzes Coca-Cola FEMSA’s product and packaging mix by segment. The volume data presented is for the years 2007, 2006 and 2005.

Mexico. Coca-Cola FEMSA’s product portfolio consists of Coca-Cola trademark beverages, and since 2001 has included the Mundet trademark beverages. In 2007, as part of its efforts to strengthen the Coca-Cola brand it launched Coca-Cola Zero, a line extension of the Coca-Cola brand. Sparkling beverage per capita consumption of its products in its Mexican territories in 2007 was 414 eight-ounce servings.

The following table highlights historical sales volume and mix in Mexico for its products:

	Year Ended December 31,
	2007	2006	2005
Product Sales Volume		(millions of unit cases)
Total	1,110.4	1,070.7	1,025.0
% Growth	3.7%	4.5%	3.5%
Unit Case Volume Mix by Category		(in percentages)
Sparkling beverages	78.3%	79.6%	79.6%
Water(1)	20.7	19.5	19.7
Still beverages	1.0	0.9	0.7

Total	100.0%	100.0%	100.0%

(1)	Includes jug volume.

Coca-Cola FEMSA’s most popular sparkling beverage presentations were the 2.5-liter returnable plastic bottle, the 0.6-liter non-returnable plastic bottle and the 2.5-liter non-returnable plastic bottle, which together accounted for 52% of total sparkling beverage sales volume in Mexico in 2007. In 2007, multiple serving presentations represented 62.4% of total sparkling beverages sales volume in Mexico, a 2.2% growth compared to 2006. Coca-Cola FEMSA’s commercial strategies seek to foster consumption in single serving presentations while maintaining multiple serving volumes. In 2007, its sparkling beverages non-returnable presentations slightly increased as a percentage of its total sales volume from 69.5% in 2006 to 71.8% in 2007.

Total sales volume reached 1,110.4 million unit cases in 2007, an increase of 3.7% compared to 1,070.7 million unit cases in 2006. Sparkling beverages sales volume grew 2.1%, accounting for almost 50% of the total incremental volumes during the year. Sparkling beverages volume growth was mainly driven by strong growth of the Coca-Cola brand.

Central America. Coca-Cola FEMSA’s product sales in Central America consist predominantly of Coca-Cola trademark beverages. Sparkling beverages per capita consumption in Central America of its products was 150 eight-ounce servings in 2007.

The following table highlights historical total sales volume and sales volume mix in Central America:

	Year Ended December 31,
	2007	2006	2005
Product Sales Volume		(millions of unit cases)
Total	128.1	120.3	109.4
% Growth	6.5%	10.0%	(1.1)%
Unit Case Volume Mix by Category		(in percentages)
Sparkling beverages	89.7%	90.9%	93.6%
Water	4.3	4.4	4.3
Still beverages	6.0	4.7	2.1

Total	100.0%	100.0%	100.0%

In 2007, multiple serving presentations represented 51.8% of total sparkling beverage sales volume in Central America, compared with 50.6% in 2006.

Total sales volume was 128.1 million unit cases in 2007, increasing 6.5% compared to 120.3 million in 2006. Sparkling beverages volumes in the year accounted for more than 70% of its total incremental volume and still beverages were the majority of the balance.

Colombia. Coca-Cola FEMSA’s product portfolio in Colombia consists of Coca-Cola trademark beverages, certain products sold under proprietary trademarks and other brands, which it licenses from third parties. Sparkling beverages per capita consumption of its products in Colombia during 2007 was 90 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Colombia:

	Year Ended December 31,
	2007	2006	2005
Product Sales Volume		(millions of unit cases)
Total	197.8	190.9	179.7
% Growth	3.6%	6.2%	7.5%
Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	87.6%	87.9%	87.9%
Water(1)	11.0	10.9	11.7
Still beverages	1.4	1.2	0.4

Total	100.0%	100.0%	100.0%

(1)	Includes jug volume.

In 2007, multiple serving presentations represented 49.9% of total sparkling beverages sales volume in Colombia. In 2008, as part of its efforts to strengthen the Coca-Cola brand, Coca-Cola FEMSA launched Coca-Cola Zero, a line extension of the Coca-Cola brand.

Total sales volume was 197.8 million unit cases in 2007, an increase of 3.6% compared to 190.9 million in 2006, driven by sparkling beverages volume growth, which accounted for more than 80% of total incremental volume.

Venezuela. Coca-Cola FEMSA’s product portfolio in Venezuela consists predominantly of Coca-Cola trademark beverages. Sparkling beverages per capita consumption of its products in Venezuela during 2007 was 165 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,
	2007	2006	2005
Product Sales Volume		(millions of unit cases)
Total	209.0	182.6	172.5
% Growth	14.5%	5.9%	(0.1)%
Unit Case Volume Mix by Category		(in percentages)
Sparkling beverages	90.4%	87.7%	86.6%
Water(1)	5.7	7.5	8.7
Still beverages	3.9	4.8	4.7

Total	100.0%	100.0%	100.0%

(1)	Includes jug volume.

During 2007 Coca-Cola FEMSA continued facing periodic operating difficulties that prevented it from producing and distributing enough supply. It has implemented a product portfolio rationalization strategy, which enabled it to increase its total sales volume for the year by 14.5%.

In 2007, multiple serving presentations represented 90.4% of total sparkling beverages sales volume in Venezuela. Total sales volume was 209.0 million unit cases in 2007, an increase of 14.5% compared to 182.6 million in 2006, driven by volume growth in the sparkling beverage segment.

Argentina. Coca-Cola FEMSA’s product portfolio in Argentina consists exclusively of Coca-Cola trademark beverages. Sparkling beverages per capita consumption of its products in Argentina during 2007 was 370 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Argentina:

	Year Ended December 31,
	2007	2006	2005
Product Sales Volume		(millions of unit cases)
Total	179.4	164.9	150.1
% Growth	8.8%	9.8%	4.0%
Unit Case Volume Mix by Category		(in percentages)
Sparkling beverages	96.2%	96.6%	97.3%
Water	1.0	1.2	1.4
Still beverages	2.8	2.2	1.3

Total	100.0%	100.0%	100.0%

During 2007, returnable packaging accounted for 25.2% of total sales volume in Argentina in 2007 as compared to 24.7% in 2006. In 2006, as part of Coca-Cola FEMSA’s efforts to strengthen the Coca-Cola brand it launched Coca-Cola Zero, a line extension of the Coca-Cola brand.

Total sales volume reached 179.4 million unit cases in 2007, an increase of 8.8% compared with 164.9 million in 2006. The majority of the volume growth came from its non-returnable presentations, which represented over 60% of the sales volume increase. In 2007, multiple serving presentations for sparkling beverages remained flat at 83.7%.

Brazil. Coca-Cola FEMSA’s product portfolio in Brazil consists mainly of Coca-Cola trademark beverages and certain products sold under proprietary trademarks and the Kaiser beer brand, which Coca-Cola FEMSA sells and distributes on our behalf. Sparkling beverage per capita consumption of its products in Brazil during 2007 was 220 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Brazil:

	Year Ended December 31,
	2007	2006	2005
Product Sales Volume		(millions of unit cases)
Total	296.1	268.7	252.5
% Growth	10.2%	6.4%	11.0%
Unit Case Volume Mix by Category		(in percentages)
Sparkling beverages	91.7%	91.7%	92.3%
Water	6.7	7.3	6.9
Still beverages	1.6	1.0	0.8

Total	100.0%	100.0%	100.0%

During 2007 almost 100% of its incremental volumes of sparkling beverages were in non-returnable presentations.

Total sales volume was 296.1 million unit cases in 2007, an increase of 10.2% compared to 268.7 million in 2006. This increase included 10.3% sparkling beverage volume growth during the year. In 2007, as part of its efforts to strengthen the Coca-Cola brand Coca-Cola FEMSA launched Coca-Cola Zero, a line extension of the Coca-Cola brand.

Coca-Cola FEMSA sells and distributes the Kaiser brands of beer in its territories in Brazil. In January 2006, we acquired an indirect controlling stake in Cervejarias Kaiser. Coca-Cola FEMSA continues to distribute the Kaiser beer portfolio and to assume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004. Beginning with the second quarter of 2005, Coca-Cola FEMSA ceased including beer that Coca-Cola FEMSA distributes in Brazil in its sales volumes. However, for comparability purposes, sales volumes presented in this report do not include beer sales for 2005, 2006 and 2007.

Jugos del Valle Acquisition

On October 10, 2007, Administración, S.A.P.I. de C.V., or Administración, a Mexican joint venture company owned directly or indirectly by Coca-Cola FEMSA and The Coca-Cola Company, launched a public tender offer to buy 100% of the outstanding capital stock of Jugos del Valle, for approximately US$ 370 million in cash, equivalent to a price of US$ 6.3409 per share, assuming liabilities of approximately US$ 86 million.

On November 8, 2007, Administración, upon the expiration of the public tender offer, acquired 100% of the shares of capital stock of Jugos del Valle. This transaction was approved by the Mexican regulatory authorities and was carried out in Mexico. Jugos del Valle produces and sells fruit juices, beverages and other fruit derivatives. It is based in Mexico but markets its products internationally, particularly in Brazil and the United States of America.

Coca-Cola FEMSA and The Coca-Cola Company invited all Mexican and Brazilian Coca-Cola bottlers to participate in a joint venture in the Mexican and Brazilian business, respectively, of Jugos del Valle on the same basic terms and conditions. In Mexico and Brazil, all of the Coca-Cola bottlers agreed to participate in the corresponding sale of the shares, which is expected to be completed during 2008. Coca-Cola FEMSA will hold a stake of approximately 20% in the Mexican joint venture.

Beginning in February 2008, Coca-Cola FEMSA began to distribute Jugos del Valle brand juice-based beverages in its Mexican operations.

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

Marketing

Coca-Cola FEMSA, in conjunction with The Coca-Cola Company, has developed a sophisticated marketing strategy to promote the sale and consumption of its products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and non-price related retailer incentive programs designed by local affiliates of The Coca-Cola Company to target the particular preferences of its soft drink consumers. Its marketing expenses in 2007, net of contributions by The Coca-Cola Company, were Ps. 2,606 million. The Coca-Cola Company contributed an additional Ps. 1,582 million in 2007. Through the use of advanced information technology, it has collected customer and consumer information that allows it to tailor its marketing strategies to the types of customers located in each of its territories and to meet the specific needs of the various market segments it serves.

Retailer Incentive Programs. Incentive programs include providing retailers with commercial coolers for the display and cooling of soft drink products and for point-of-sale display materials. Coca-Cola FEMSA seeks, in particular, to increase cooler distribution among retailers to increase the visibility and consumption of its products and to ensure that they are sold at the proper temperature. Sales promotions include sponsorship of community activities, sporting, cultural and social events, and consumer sales promotions such as contests, sweepstakes and product giveaways.

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

Product Distribution

The following table provides an overview of its product distribution centers and the retailers to which it sells its products:

Product Distribution Summary

as of December 31, 2007

	Mexico	Central America	Colombia	Venezuela	Argentina	Brazil
Distribution Centers	84	29	37	32	5	12
Retailers (in thousands)(1)	600.1	110.9	346.0	233.8	80.9	126.6

(1)	Estimated.

Coca-Cola FEMSA continually evaluates its distribution model in order to fit with the local dynamics of the market place. Coca-Cola FEMSA is currently analyzing the way it goes to market, recognizing different service needs from its customers, while looking for a more efficient distribution model. As part of this strategy, Coca-Cola FEMSA is rolling out a variety of new distribution models throughout its territories looking for improvements in its distribution network.

Coca-Cola FEMSA use two main sales methods depending on market and geographic conditions: (1) the traditional or conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck and (2) the pre-sale system, which separates the sales and delivery functions and allows sales personnel to sell products prior to delivery and trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing distribution efficiency. Coca-Cola FEMSA also begun to use a hybrid distribution system in some of its territories, where the same truck holds product available for immediate sale and product previously ordered through the pre-sale system. As part of the pre-sale system, sales personnel also provide merchandising services during retailer visits, which it believes enhance the presentation of its products at the point of sale. Coca-Cola FEMSA believes that service visits to retailers and frequency of deliveries are essential elements in an effective selling and distribution system for its products. In certain areas, Coca-Cola FEMSA also makes sales through third party wholesalers of its products. The vast majority of its sales are on a cash basis.

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

Mexico. Coca-Cola FEMSA contracts with one of our subsidiaries for the transportation of finished products to its distribution centers from its Mexican production facilities. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, it then distributes its finished products to retailers through its own fleet of trucks. During 2007, it closed 8 out of 92 distribution centers in its Mexican operations.

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

Territories other than Mexico. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. At the end of 2007, Coca-Cola FEMSA operated 29, 37, 32, 5 and 12 distribution centers in its Central American territories, Colombia, Venezuela, Argentina and Brazil, respectively.

In most of its territories, an important part of its total sales volume is through small retailers, with low supermarket penetration. In contrast, in Brazil Coca-Cola FEMSA sold more than 21% of its total sales volume through supermarkets in 2007. Also in Brazil, the delivery of its finished products to customers is by a third party. In designated zones in Brazil, third-party distributors purchase its products at a discount from the wholesale price and resell the products to retailers.

Competition

Although we believe that Coca-Cola FEMSA’s products enjoy wider recognition and greater consumer loyalty than those of its principal competitors, the soft drink segments in the territories in which it operates are highly competitive. Coca-Cola FEMSA’s principal competitors are local bottlers of Pepsi and other bottlers and distributors of national and regional soft drink brands. Coca-Cola FEMSA faces increased competition in many of its territories from producers of low price beverages, commonly referred to as “B brands.” A number of its competitors in Central America, Venezuela, Argentina and Brazil offer both soft drinks and beer, which may enable them to achieve distribution efficiencies.

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

Mexico. Coca-Cola FEMSA’s principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with its own. In central Mexico Coca-Cola FEMSA competes with a subsidiary of PBG, the largest bottler of Pepsi products globally, and Grupo Embotelladores Unidos, S.A.B. de C.V., the Pepsi bottler in central and southeast Mexico. In addition, Coca-Cola FEMSA competes with Cadbury Schweppes and with other national and regional brands in its Mexican territories. Coca-Cola FEMSA also competes with low price producers offering multiple serving size presentations in the soft drink industry.

Central America. In the countries that comprise its Central America segment, Coca-Cola FEMSA’s main competitors are Pepsi bottlers. In Guatemala and Nicaragua, it competes against a joint venture between AmBev and The Central American Bottler Corporation. In Costa Rica, its principal competitor is Embotelladora Centroamericana, S.A., and in Panama, its main competitor is Refrescos Nacionales, S.A. Coca-Cola FEMSA also faces competition from low price producers offering multiple serving size presentations in some Central American countries.

Colombia. Coca-Cola FEMSA’s principal competitor in Colombia is Postobón S.A., which it refers to as Postobón, a well-established local bottler that sells flavored soft drinks, some of which have a wide consumption preference, such as cream soda, which is the second most popular category in the Colombian soft drink industry in terms of total sales volume, and that also sells Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia. In the second half of 2007, Big Cola, a “B brand” producer, started operations in Colombia, increasing competition in multi serving size presentations. Coca-Cola FEMSA expects competition to intensify in 2008.

Venezuela. In Venezuela, Coca-Cola FEMSA’s main competitor is Pepsi-Cola Venezuela, C.A., a joint venture formed between PepsiCo and Empresas Polar, S.A., the leading beer distributor in the country. Coca-Cola FEMSA also competes with the producers of Kola Real in part of the country.

Argentina. In Argentina, Coca-Cola FEMSA’s main competitor is Buenos Aires Embotellador (BAESA), a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition, Coca-Cola FEMSA competes with a number of competitors offering generic, low priced soft drinks as well as many other generic products and private label proprietary supermarket brands.

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

Raw Materials

Pursuant to the bottler agreements with The Coca-Cola Company, Coca-Cola FEMSA is required to purchase concentrate, including aspartame, an artificial sweetener used in diet sodas, for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company. The price of concentrate for all Coca-Cola trademark beverages is a percentage of the average price it charges to its retailers in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company.

In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three year period in Mexico beginning in 2007, and in Brazil in 2006. As part of the new cooperation framework that Coca-Cola FEMSA arrived at with The Coca-Cola Company at the end of 2006, The Coca-Cola Company will provide a relevant portion of the funds derived from the incidence increase to marketing support of the sparkling and still beverages portfolio. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—New Cooperation Framework with The Coca-Cola Company.”

In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, resin and ingots to make plastic bottles, finished plastic and glass bottles, cans, closures and fountain containers, as well as other packaging materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for the soft drink. Its bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for packaging materials and high fructose corn syrup historically are determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin, plastic ingots to make plastic bottles and finished plastic bottles, which it obtains from international and local producers. The prices of these materials are tied to crude oil prices and global resin supply, and in the last years it has experienced volatility in the prices it pays for these materials. In Mexico, its average price for resin remained relatively stable during 2007.

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

Mexico. Coca-Cola FEMSA purchases its returnable plastic bottles from Continental PET Technologies de México, S.A. de C.V, a subsidiary of Continental Can, Inc., which has been the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico. Coca-Cola FEMSA also mainly purchase resin from Arteva Specialties, S. de R.L. de C.V. and Industrias Voridian, S.A. de C.V., which ALPLA Fábrica de Plásticos, S.A. de C.V., known as ALPLA, manufactures into non-returnable plastic bottles for it.

Coca-Cola FEMSA mainly purchases sugar from Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers, in which it holds a 5.0% equity interest. These purchases are regularly made under one-year agreements between PROMESA and each bottler subsidiary for the sale of sugar at a price that is determined monthly based on the cost of sugar to PROMESA. Coca-Cola FEMSA also purchases sugar from Beta San Miguel, S.A. de C.V., a sugar cane producer in which it holds a 2.54% equity interest.

In December 2001, the Mexican government expropriated the majority of the sugar mills in Mexico. To manage this industry, the Mexican government entered into a trust agreement with Nacional Financiera, S.N.C., which we refer to as Nafin, a Mexican government-owned development bank, pursuant to which Nafin acts as trustee. In addition, the Mexican government imposed a 20% excise tax, effective January 1, 2002, on sparkling beverages sweetened with high fructose corn syrup. As a result, Coca-Cola FEMSA converted its Mexican bottler facilities to sugar cane-based production in early 2002. On January 1, 2003, the Mexican government broadened the reach of this tax by imposing a 20% excise tax on sparkling beverages produced with non-sugar sweetener. The effect of these excise taxes was to limit Coca-Cola FEMSA’s ability to substitute other sweeteners for sugar. Coca-Cola FEMSA initiated proceedings in Mexican federal court against this excise tax that allowed it to cease paying the tax in 2005 and 2006. Coca-Cola FEMSA also resumed the use of high fructose corn syrup as a sweetener. At the end of 2006, effective beginning in 2007, the Mexican government removed this excise tax. The government has also agreed to give back to the former owners the sugar mills expropriated in 2001, the process has begun and the majority of the sugar mills have being given back to their former owners.

Imported sugar is also presently subject to import duties, the amount of which is set by the Mexican government. As a result, sugar prices in Mexico are in excess of international market prices for sugar. In 2006 and 2007, sugar prices increased.

Central America. The majority of Coca-Cola FEMSA’s raw materials such as glass and plastic bottles and cans are purchased from several local suppliers. Sugar is available from one supplier in each country. Local sugar prices, in certain countries that comprised the region, are significantly higher than international market prices and its ability to import sugar or high fructose corn syrup is limited.

Colombia. Coca-Cola FEMSA uses sugar as a sweetener in its products, which it buys from several domestic sources. Coca-Cola FEMSA purchases pre-formed ingots from Amcor and Tapón Corona de Colombia S.A. Coca-Cola FEMSA purchases all its glass bottles and cans from suppliers, in which its competitor Postobón owns a 40% equity interest. Other suppliers exist for glass bottles, however, cans are available only from this one source.

Venezuela. Coca-Cola FEMSA uses sugar as a sweetener in its products, which it purchase mainly from the local market. Since 2003, it has experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permissions to import. However, it was able to meet its sugar requirements through imports. Coca-Cola FEMSA buys glass bottles from one supplier, Productos de Vidrio, S.A., a local supplier, but there are other alternative suppliers authorized by The Coca-Cola Company. Coca-Cola FEMSA has several supplier options for plastic non-returnable bottles but it acquires most of its requirements from ALPLA de Venezuela, S.A.

Argentina. In Argentina, Coca-Cola FEMSA uses high fructose corn syrup from several different local suppliers as a sweetener in its products instead of sugar. Coca-Cola FEMSA purchases glass bottles, plastic cases and other raw materials from several domestic sources. Coca-Cola FEMSA purchases pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other international suppliers. Coca-Cola FEMSA purchases its can presentations and juice-based products for distribution to customers in Buenos Aires from CICAN S.A., which is directly or indirectly owned 100.0% by it after giving effect to the acquisition of the remaining 51.1% in November 2007.

Brazil. Sugar is widely available in Brazil at local market prices, which historically have been lower than international prices. Sugar prices in Brazil in recent periods have been volatile and Coca-Cola FEMSA’s average acquisition cost for sugar in 2007 decreased. Coca-Cola FEMSA purchases glass bottles, plastic bottles and cans from several domestic and international suppliers.

FEMSA Cerveza

Overview and Background

FEMSA Cerveza produces beer in Mexico and Brazil and exports its products to 47 countries worldwide, with North America being its most important export market, followed by certain markets in Europe, Latin America and Asia. In 2007, FEMSA Cerveza was ranked the twelfth-largest brewer in the world in terms of sales volume. In Mexico, its main market, FEMSA Cerveza is the second largest beer producer in terms of sales volume. In 2007, approximately 67.5% of FEMSA Cerveza’s sales volume came from Mexico, with the remaining 24.5% from Brazil and 8.0% from exports. In 2007, FEMSA Cerveza sold 39.940 million hectoliters of beer.

FEMSA Cerveza’s principal operating subsidiaries are Grupo Cuauhtémoc Moctezuma, S.A. de C.V., which operates six breweries in Mexico, Cervejarias Kaiser Brasil S.A., or Kaiser, which operates eight breweries in Brazil, and Cervezas Cuauhtémoc Moctezuma, S.A. de C.V., which operates our company-owned distribution centers across Mexico.

Our management has identified Brazil as one of the most attractive and profitable beer markets in the world. Accordingly, in January 2006, FEMSA Cerveza acquired a 68% equity stake in the Brazilian brewer Kaiser from The Molson Coors Brewing Co., or Molson Coors, for US$68 million, at the same time receiving indemnity rights for certain tax contingencies of Kaiser. Molson Coors later completed its exit from the Brazilian market in December 2006 by exercising a put option to sell its 15% stake in Kaiser to FEMSA Cerveza for US$15.6 million. Under the terms of the agreements governing FEMSA Cerveza’s original acquisition of Kaiser in January 2006, FEMSA Cerveza’s indemnity rights for certain tax contingencies provided by Molson Coors increased proportionately with the incremental 15% stake it acquired. In addition, on December 22, 2006, FEMSA Cerveza completed a capital increase of US$200 million in Kaiser. FEMSA Cerveza was the only shareholder to participate in the capital increase, and as a result of this transaction, FEMSA Cerveza owned 99.83% and Heineken N.V. was diluted from 17% to 0.17%. In August 2007, FEMSA Cerveza and Heineken N.V. closed a stock purchase agreement whereby Heineken NV purchased the shares necessary to regain its 17% interest in Kaiser. As a result of these transactions, FEMSA Cerveza owns 83% of Kaiser and Heineken N.V. owns 17%.

Beer Sales Volume

FEMSA Cerveza volume figures contained in this annual report refer to invoiced sales volume of beer. In Mexico, invoiced sales volume represents the quantity of hectoliters of beer sold by FEMSA Cerveza’s breweries to unaffiliated distributors and by affiliated distributors to retailers. In Brazil, invoiced sales volume represents the quantity of hectoliters of beer sold by Kaiser. Kaiser sells its products primarily to the Brazilian Coca-Cola bottlers, which sell and distribute Kaiser beers in their respective territories. The term hectoliter means 100 liters or approximately 26.4 U.S. gallons.

FEMSA Cerveza’s total beer sales volume totaled 39.940 million hectoliters in 2007, an increase of 5.9% from total sales volume of 37.697 million hectoliters in 2006. In 2007, FEMSA Cerveza’s Mexican beer sales volume increased by 3.9% to 26.962 million hectoliters, Brazil sales volume increased by 9.6% to 9.795 million hectoliters and export beer sales volume increased by 13.2% to 3.183 million hectoliters. Brazil sales volume prior to 2006 is not reported as the operation was not owned or operated by FEMSA Cerveza before January 2006.

FEMSA Cerveza Total Beer Sales Volumes

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands of hectoliters)
Mexico beer sales volume	26,962	25,951	24,580	23,442	22,582
Brazil beer sales volume	9,795	8,935	NA	NA	NA
Export beer sales volume	3,183	2,811	2,438	2,240	1,982
Total beer sales volume	39,940	37,697	27,018	25,682	24,564

FEMSA Cerveza’s Mexican beer sales volume recorded a compounded average growth rate of 4.5% while growth in the Mexican beer industry increased 4.1% for the period from 2003 through 2007. This compares with the 3.8% compounded average growth rate of the Mexican gross domestic product for the same period. FEMSA Cerveza’s Mexican beer sales for the same period recorded a 6.1% compounded average growth rate. FEMSA Cerveza’s export sales volume recorded a compound average growth rate of 12.6% for the same period, while the compound average growth rate for FEMSA Cerveza export sales was 17.8%.

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

Mexico Operations

The Mexican Beer Market

The Mexican beer market was the eighth largest beer market in the world in terms of industry sales volume in 2007 and is characterized by (1) concentrated domestic beer production, (2) regional market share differences, (3) the prevalence of government licensing regulations and (4) favorable demographics in the beer drinking population.

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

Historically, beer imports have not been a significant factor in the Mexican beer market, primarily due to the Mexican consumer preference of Mexican brands. In 2007, this segment accounted for approximately 2.3% of total Mexican beer market in terms of sales volume. FEMSA Cerveza believes that the elimination of tariffs imposed on imported beers has had a limited effect on the Mexican beer market due to the fact that imported beers are largely premium and super-premium products sold in aluminum cans, which are a more expensive means of packaging in Mexico than beer sold in returnable bottles, and also given the dynamics of the beer market, where the point of sale is highly fragmented. Periods of relative strength of the Mexican peso with respect to the U.S. dollar, however, may lower the price of imported beer to consumers and may result in increased demand for imported beer in the Mexican market.

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

Mexican Regional Demographic Statistics

Region	Percent of 2007 Total Population	Percent of Total 2007 Gross Domestic Product	Per Capita 2007 Gross Domestic Product(1)
Northern	26.9%	33.6%	Ps. 106.1
Southern	22.9	15.3	56.9
Central	50.2	51.1	86.8
Total	100.0%	100.0%	Ps. 85.2

(1)	Thousands of pesos

Source:	FEMSA Cerveza estimates based on figures published by the Mexican Institute of Statistics (INEGI) and CAPEM Oxford Economics Forecasting.

Government regulation

The Mexican federal government regulates beer consumption in Mexico primarily through taxation while local governments in Mexico regulate primarily through the issuance of licenses that authorize retailers to sell alcoholic beverages.

Prior to 2005, federal taxes on beer consisted of a 15% value-added tax and an excise tax which is the higher of (1) 25% and (2) Ps. 3 per liter for non-returnable presentation or Ps. 1.74 for returnable presentations, as part of an environmental initiative by the Mexican governmental to encourage returnable presentations. The tax component of retail beer prices is significantly higher in Mexico than in the United States.

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

Demographics of beer drinking population

We estimate that annual per capita beer consumption for the total Mexican population reached approximately 59 liters in 2007. The legal drinking age is 18 in Mexico. We consider the population segment of men between the ages of 18 and 45 to be FEMSA Cerveza’s primary market. At least 38% of the Mexican population is under the age of 18 and, therefore, is not considered to be part of the beer drinking population.

Based on historical trends and what management perceives as the continued social acceptance of beer consumption, FEMSA Cerveza believes that general population growth will result in an increase in the number of beer consumers in Mexico. Based on historical trends as measured by the Mexican Institute of Statistics, we expect the Mexican population to grow at an average annual rate of approximately 0.8% per year over the period from 2008 to 2012. We estimate that over the next 10 years approximately in excess of 1.5 million additional people per year will become potential beer consumers due to the natural aging of the Mexican population.

In 2007, estimated annual per capita beer consumption was approximately 59 liters in Mexico, as compared to approximately 82 liters in the United States.

Macroeconomic influences affecting beer consumption

We believe that consumption activity in the Mexican beer market is heavily influenced by the general level of economic activity in Mexico, the country’s gross wage base, changes in real disposable income and employment levels. As a result, the beer industry reacts sharply to economic change. The industry generally experiences high volume growth in periods of economic strength and slower volume growth or volume contraction in periods of economic weakness. Domestic beer sales declined in Mexico in 1982, 1983 and 1995. These sales decreases correspond to periods in which the Mexican economy experienced severe disruptions. Similarly, the economic slowdown observed in 2002 corresponded to a reduction in domestic beer sales in 2002. In 2003, given the effect of a continued economic slowdown on consumers, FEMSA Cerveza decided not to increase prices. The reduction in prices in real terms (after giving effect to inflation) was the main driver for increasing sales volumes during 2003. In 2004, growth in Mexico’s gross domestic product was the main driver for increasing beer sales volume, despite price increases in nominal terms in the Mexican beer industry. In 2005, 2006 and 2007, beer sales volume growth outpaced growth in Mexico’s gross domestic product. In 2006, beer sales volume growth was the highest in the last ten years due to the strong economy, which boosted consumption of our products.

Beer Prices

During 2005, FEMSA Cerveza increased prices in Mexico in line with inflation. In 2006, FEMSA Cerveza again increased prices, however, the increase in prices in 2006 was below the average increase registered in the Mexican consumer price index. During 2007, FEMSA Cerveza increased prices to partially compensate for the increase in raw material prices.

According to the Bank of Mexico’s consumer beer price index, for the Mexican beer industry as a whole, average consumer beer prices increased 2.9% in nominal terms in 2007, which means that the prices were flat in real terms. The following table shows relative real average retail prices since 2003 for the Mexican beer industry:

Mexican Beer Industry

Cumulative Real Consumer Beer Price Index: 2003-2007

Year Ended December 31,
2007	2006	2005	2004	2003
93.7	94.8	94.9	98.0	100.0

Source: Bank of México

Product Overview

As of December 31, 2007, in Mexico FEMSA Cerveza produced and/or distributed 21 brands of beer in 14 different presentations resulting in a portfolio of 102 different product offerings. The most important brands in FEMSA Cerveza’s Mexican portfolio include: Tecate, Sol, Carta Blanca and Indio. These four brands, all of which are distributed nationwide in Mexico, accounted for approximately 89% of FEMSA Cerveza’s Mexico beer sales volume in 2007.

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

Returnable presentations

The most popular form of packaging in the Mexican beer market is the returnable bottle. FEMSA Cerveza believes that the popularity of the returnable bottle is attributable to its lower price to the consumer. Returnable bottles may be reused an average of 30 times before being recycled. As a result, beer producers are able to charge lower prices for beer in returnable bottles. During periods when the Mexican economy is weak, returnable sales volume generally increase at a faster rate relative to non-returnable sales volume, given that non-returnable bottles are a more expensive presentation.

Non-returnable presentations

FEMSA Cerveza’s presentation mix in Mexico has been growing in non-returnable presentations in the last few years, as we tailor our offering to consumer preferences and provide different convenient alternatives. However, we believe that demand for these presentations is highly sensitive to economic factors because of their higher prices. The vast majority of export sales are in non-returnable presentations.

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

Primary Distribution

FEMSA Cerveza’s primary distribution in Mexico is from its production facilities to its distribution centers’ warehouses. FEMSA Cerveza delivers to a combination of company-owned and third party distributors. In an effort to improve the efficiency and alignment of the distribution network, FEMSA Cerveza has adjusted its relationship with independent distributors by implementing franchise agreements and as a result, has achieved economies of scale through integration with FEMSA Cerveza’s operating systems. In recent years, FEMSA Cerveza has achieved infrastructure and personnel efficiencies through the integration of company-owned distribution centers. The results of these efficiencies have been partially diminished by the acquisition of third party distribution centers. FEMSA Cerveza has increased its directly distributed volume in respect of its Mexican beer sales volume to 85%, operating through 234 company-owned distribution centers. The remaining 15% of the beer sales volume was sold through 68 third party distribution centers, most of them operating under franchise agreements with FEMSA Cerveza. A franchise agreement is offered only to those distributors that meet certain standards of operating capabilities, performance and alignment. FEMSA Cerveza has historically and intends to continue in the future to acquire those distributors that do not meet these standards. Through this initiative FEMSA Cerveza will continue to seek to increase its Mexico beer sales volume through company-owned distribution centers.

In addition to distributing its own brands, on June 22, 2004, FEMSA Cerveza’s brewing subsidiary and Coors Brewing Company entered into an agreement pursuant to which FEMSA Cerveza’s subsidiary was appointed the exclusive importer, distributor, marketer and seller of Coors Light beer in Mexico.

Retail Distribution

The main sales outlets for beer in Mexico are small, independently-owned “mom and pop” grocery stores, dedicated beer stores or “depósitos,” liquor stores and bars. Supermarkets account for only a small percentage of beer sales in Mexico. In addition, FEMSA Comercio operates a chain of more than 5,500 convenience stores under the trade name OXXO that exclusively sell FEMSA Cerveza’s brands.

The Mexican retail market is fragmented and characterized by a preponderance of small outlets that are unable and unwilling to maintain meaningful inventory levels. Consequently, FEMSA Cerveza must make frequent product deliveries to its retailers. In recent years, FEMSA Cerveza has implemented the pre-sale process of distribution in its markets to improve its distribution practices. FEMSA Cerveza has completed the pre-sale process in all of its company-owned distribution centers. The pre-sale process is a distribution method in which the sales and delivery functions are separated and trucks are loaded with the actual mix of products that retailers have previously ordered. One of the primary objectives of pre-sale is to separate sales from distribution to ensure more reliable market access and to enhance efficiency by reducing the number of secondary distribution routes in otherwise highly fragmented markets. Where pre-sale has been implemented, we have experienced a significant reduction in unsold product and a net reduction in distribution personnel. The existence of the pre-sale process facilitates systematic product delivery and helps discipline product inventory at the point-of-sale. Furthermore, pre-sale has enabled FEMSA Cerveza to collect customer and consumer information directly from the marketplace, which then becomes valuable in defining brand portfolios by channel. See “—Marketing Strategy.”

As of December 31, 2007, FEMSA Cerveza serves more than 340,000 retailers in Mexico and its distribution network operates approximately 2,137 retail distribution routes.

Enterprise Resource Planning

FEMSA Cerveza operates an Enterprise Resource Planning system, or ERP, that provides an information and control platform to support commercial activities nationwide in Mexico and correlate them with the administrative and business development decision-making process occurring in FEMSA Cerveza’s central office. The Mexican beer sales volume of all FEMSA Cerveza’s company-owned distribution centers, including our main third party distributors, operates through ERP.

Marketing Strategy

FEMSA Cerveza focuses on the consumer by segmenting markets and positioning its brands, accordingly, striving to develop brand and packaging portfolios that provide the best alternatives for every consumption occasion at the appropriate price. By segmenting its markets, we refer to the technique whereby we design and execute relevant and distinctive positioning and communication strategies that allow us to satisfy different consumer needs. Continuous market research provides feedback that is used to develop and adapt our product offerings to best satisfy our consumers’ needs. We are increasingly focused on micro-segmentation, where we use our market research and our information technology systems to target smaller market segments, including in some cases the individual point-of-sale.

FEMSA Cerveza also focuses on the retailer by designing and implementing channel marketing at the point-of-sale, such as promotional programs providing merchandising materials and, where appropriate, refrigeration equipment. A channel refers to a point-of-sale category, or sub-category, such as a supermarket, beer depot or restaurants. Furthermore, we are always attempting to develop new channels in order to capture incremental consumption opportunities for our brands.

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

FEMSA Cerveza has implemented a program called Innovation to efficiently enable corporate growth strategies. This program, which relies on our extensive consumer and market research practices, seeks the development of new packaging and product alternatives that allow us to capture new consumers and to strengthen the presence of our brands through brand line extensions. Innovation has been a key priority at FEMSA Cerveza and has been implemented throughout the value chain with the objective of allowing FEMSA Cerveza to continue to offer different options to consumers.

Plants and Facilities

FEMSA Cerveza currently operates six breweries in Mexico with an aggregate monthly production capacity of 2.88 million hectoliters, equivalent to approximately 34.6 million hectoliters of annual capacity. Each of FEMSA Cerveza’s Mexican breweries have received ISO 9001 and 9002 certification and a Clean Industry Certification (Industria Limpia) given by Mexican environmental authorities. A key consideration in the selection of a site for a brewery is its proximity to potential markets, as the cost of transportation is a critical component of the overall cost of beer to the consumer. FEMSA Cerveza’s Mexican breweries are strategically located across the country, as shown in the table below, to better serve FEMSA Cerveza’s distribution system.

FEMSA Cerveza Mexico Facility Capacity Summary

Year Ended December 31, 2007

Brewery	Average Annualized Capacity
(in thousands of hectoliters)
Orizaba	8,100
Monterrey	7,800
Toluca	5,400
Navojoa	5,400
Tecate	4,680
Guadalajara	3,216

Total	34,596

Average capacity utilization	85.7%

Between 2003 and 2007, FEMSA Cerveza increased its average monthly production capacity by approximately 175,000 hectoliters through additional investments in existing facilities.

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

In November 2007, FEMSA Cerveza announced an investment of US$275 million for the construction of a new brewery in Meoqui, Chihuahua, in Northern Mexico, which will begin operating in 2010. In its first stage, the new brewery will have an annual production capacity of 5 million hectoliters, an increase of 15% over FEMSA Cerveza’s current capacity in its Mexican territories.

Glass Bottles and Cans

FEMSA Cerveza produces (1) beverage cans and can ends, (2) glass bottles and (3) crown caps for glass bottle presentations principally to meet the packaging needs of its Mexican operations. The packaging operations include a silica sand mine, which provides materials necessary for the production of glass bottles. The following table provides a summary of the facilities for these operations:

FEMSA Cerveza Mexico Glass Bottle and Beverage Can Operations Product Summary

Year Ended December 31, 2007

Product	Location	Annual Production Capacity(1)	% Average Capacity Utilization
Beverage cans	Ensenada	1,700	100.0
	Toluca	2,400	100.0
		4,100	100.0
Can ends	Monterrey	4,600	100.0
Crown cap	Monterrey	18,000	85.0
Glass bottles	Orizaba	1,190	80.6
Bottle decoration	Nogales	330	60.3
Silica sand	Acayucan	550	95.3

(1)	Amounts are expressed in millions of units of each product, except for silica sand which is expressed in thousands of tons.

Two plants produce aluminum beverage can bodies at production facilities in Ensenada and Toluca, and another plant produces can ends at a production facility in Monterrey. During 2007, 60.3% of the beverage can volume produced by these plants was used by FEMSA Cerveza and the remaining amount was sold to third parties.

Glass bottles are produced at a glass production facility in Orizaba, Veracruz and bottles are decorated at a plant in Nogales, Veracruz. During 2007, 82.8% of the glass bottle volume produced by these plants was used by FEMSA Cerveza, and the remaining 17.2% was sold to Coca-Cola FEMSA.

In addition to the construction of the new brewery in Meoqui, Chihuaha, FEMSA Cerveza announced a US$117 million investment for the construction of a new glass bottle facility in Meoqui, which will also begin operations in 2010.

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

Barley is FEMSA Cerveza’s most significant raw material for the production of its beer products. International markets determine the prices and supply sources of agricultural raw materials, which are affected by the level of crop production, inventories, weather conditions, domestic and export demand, as well as government regulations affecting agriculture. The principal source of barley for the Mexican beer industry is the domestic harvest. If domestic production in Mexico is insufficient to meet the industry’s requirements, barley (or its equivalent in malt) can be obtained from international markets. Raw material prices have increased in recent years, and in particular the price for barley due to the fact that for two consecutive years the harvests of Europe and Australia (two of the largest producers) have fallen because of droughts and untimely rains. Additionally, the price of wheat, which is not an ingredient of our beers, but competes for land with barley and other grains, has increased drastically due to fallen harvests, and therefore, the price of wheat is adding pressure to the price of grains worldwide.

Hops are the only ingredient that is not available domestically in Mexico. FEMSA Cerveza imports hops primarily from the United States and Europe.

Brazil Operations

The Brazilian Beer Market

The Brazilian beer market was the fifth largest beer market in the world in terms of industry sales volume in 2007 and is characterized by (1) concentrated domestic beer production, (2) favorable demographics in the beer drinking population, and (3) a fragmented retail channel.

Concentrated Brazilian beer production

The Brazilian beer market is comprised of one large producer holding substantial market share, three medium sized producers, and some minor regional brewers. The large producer is Companhia de Bebidas das Americas or AmBev, a publicly traded company based in Sao Paulo that is majority-owned by the Belgian brewer Inbev. AmBev’s principal beer brands are Skol, Brahma and Antarctica. AmBev is also a large bottler of sparkling beverages, with brands such as Guaraná Antarctica and Pepsi Cola. The three medium sized producers are FEMSA Cerveza, Grupo Schincariol, whose main brand is Nova Schin, and Cervejaria Petropolis, whose main brand is Crystal. FEMSA Cerveza’s sales in the Brazilian market depend on its ability to compete in a complex competitive environment with a large producer with predominant market share and two strong regional local brewers. Historically, beer imports have not been a significant factor in the Brazilian beer market, but are increasing as the super premium beer segment develops.

Demographics of beer drinking population

We estimate that annual per capita beer consumption for the total Brazilian population reached approximately 54 liters in 2007. The legal drinking age is 18 in Brazil. We consider the population segment of men between the ages of 18 and 45 to be FEMSA Cerveza’s primary market. Approximately 37% of the Brazilian population is under the age of 18 and, therefore, is not considered to be part of the beer drinking population.

Based on historical trends and what management perceives as the continued social acceptance of beer consumption, FEMSA Cerveza believes that general population growth will result in an increase in the number of beer consumers in Brazil. Based on historical trends as measured by the Instituto Brasileiro de Geografia e Estadística (Brazilian Institute of Statistics), or IBGE, we expect the Brazilian population to grow at an average annual rate of approximately 1.3% per year over the period from 2008 to 2012. We estimate that over the next 10 years approximately in excess of 3 million additional people per year will become potential beer consumers due to the natural aging of the Brazilian population.

Product Overview

As of December 31, 2007, in Brazil FEMSA Cerveza produced and/or distributed 12 brands of beer in 7 different presentations resulting in a portfolio of 37 different product offerings. The most important brands in FEMSA Cerveza’s Brazilian portfolio include: Kaiser, Bavaria, Sol, Heineken and Xingu. These five brands, all of which are distributed nationwide in Brazil, accounted for approximately 98% of FEMSA Cerveza’s Brazil beer sales volume in 2007.

Beer Presentations

In its Brazilian breweries, FEMSA Cerveza produces and distributes beer in returnable glass bottles and kegs and in non-returnable aluminum cans and glass bottles. In the Brazilian beer market, the most popular presentation is the 600 ml returnable bottle because of the affordability of this presentation combined with its popularity in the on-premise segment. However, in the past years the sales volume mix has slightly shifted towards non-returnable presentations, which can be attributed in part to improvements in the Brazilian economy.

Primary Distribution

FEMSA Cerveza’s primary distribution in Brazil is from its production facilities to the warehouses of the various Coca-Cola franchise bottlers in Brazil. There are 19 Coca-Cola bottlers across Brazil, each responsible for a certain geographic territory including subsidiaries of Coca-Cola FEMSA.

Retail Sales and Distribution

FEMSA Cerveza relies on the 19 different bottlers of the Coca-Cola system across Brazil for the sale and secondary distribution of our beers. The bottlers leverage their infrastructure, sales force, expertise, distribution assets and refrigeration equipment at the point of sale to offer a broad portfolio of products to the retailer.

Plants and Facilities

FEMSA Cerveza currently operates eight breweries in Brazil with an aggregate monthly production capacity of 1.7 million hectoliters, equivalent to approximately 20 million hectoliters of annual capacity. Six of FEMSA Cerveza’s eight Brazilian breweries have received ISO 9001 14.000 and OHASA 18.000 certifications. Two breweries were ISO 9001 certificated during 2007. A key consideration in the selection of a site for a brewery is its proximity to potential markets, as the cost of transportation is a critical component of the overall cost of beer to the consumer. FEMSA Cerveza’s Brazilian breweries are strategically located across the country, as shown in the table below, to better serve FEMSA Cerveza’s distribution system.

FEMSA Cerveza Brazil Facility Allocation

as of December 31, 2007

FEMSA Cerveza Brazil Facility Capacity Summary

Year Ended December 31, 2007

Brewery	Average Annualized Capacity
(in thousands of hectoliters)
Jacareí	7,800
Ponta Grossa	3,100
Araraquara	2,800
Feira de Santana	2,000
Pacatuba	1,800
Gravataí	1,700
Cuiabá	400
Manaus	400

Total	20,000

Average capacity utilization	49%

Exports

FEMSA Cerveza’s principal export market is the United States and its export strategy focuses on that country. In particular, FEMSA Cerveza concentrates efforts on its core markets located in the sun-belt states bordering Mexico, while seeking to develop its brands in key imported beer markets located in the eastern United States. FEMSA Cerveza believes that these two regions of the United States represent one of its greatest potential market outside of Mexico.

Prior to January 1, 2005, Labatt USA was the importer of FEMSA Cerveza’s brands in the United States. On June 21, 2004, FEMSA Cerveza and two of its subsidiaries entered into distributor and sublicense agreements with Heineken USA. In accordance with these agreements, on January 1, 2005, Heineken USA became the exclusive importer, marketer and seller of FEMSA Cerveza’s brands in the United States. In April 2007, FEMSA Cerveza and Heineken USA entered into a new ten-year agreement pursuant to which Heineken USA will continue to be the exclusive importer, marketer and distributor of FEMSA Cerveza’s beer brands in the United States. This agreement went into effect on January 1, 2008.

Export beer sales volume of 3.183 million hectoliters in 2007 represented 8.0% of FEMSA Cerveza’s total beer sales volume and accounted for 10.9% of FEMSA Cerveza’s total beer sales. The following table highlights FEMSA Cerveza’s export beer sales volumes and export beer sales:

FEMSA Cerveza Export Summary

	Year Ended December 31,
	2007	2006	2005	2004	2003
Export beer sales volume(1)	3,183	2,811	2,438	2,240	1,982
Volume growth(2)	13.2%	15.3%	8.8%	13.0%	1.4%
Percent of total beer sales volumes(3)	8.0%	7.4%	9.0%	8.7%	8.1%
Mexican pesos(4) (millions)	3,339	2,977	2,717	2,008	1,737
U.S. dollars(5) (millions)	299	256	227	156	133
Revenue growth (US$)(2)	16.5%	13.0%	45.8%	16.7%	4.6%
Percent of total beer sales	8.4%	8.1%	10.2%	8.1%	7.2%

Source:	FEMSA Cerveza.

(1)	Thousands of hectoliters.

(2)	Percentage change over prior year.

(3)	Information prior to 2006 does not include Kaiser sales volume.

(4)	Constant Mexican pesos at December 31, 2007.

(5)	Export beer sales are invoiced and collected in U.S. dollars.

FEMSA Cerveza currently exports its products to 47 countries. The principal export market for FEMSA Cerveza is North America, which accounted for 89% of FEMSA Cerveza’s export beer sales volume in 2007.

FEMSA Cerveza’s principal export brands are Tecate, XX Lager, Dos Equis (Amber) and Sol. These brands collectively accounted for 93% of FEMSA Cerveza’s export sales volume for the year ended December 31, 2007.

FEMSA Comercio

Overview and Background

FEMSA Comercio operates the largest chain of convenience stores in Mexico, measured in terms of number of stores as of December 31, 2007, under the trade name OXXO. As of December 31, 2007, FEMSA Comercio operated 5,563 OXXO stores located in 31 states of the country, with a particularly strong presence in the northern part of Mexico.

FEMSA Comercio, the largest single customer of FEMSA Cerveza and of the Coca-Cola system in Mexico, was established by FEMSA in 1978 when two OXXO stores were opened in Monterrey, one store in Mexico City and another store in Guadalajara. The motivating factor behind FEMSA’s entrance into the retail industry was to enhance beer sales through company-owned retail outlets as well as to gather information on customer preferences. In 2007, sales of beer through OXXO represented 11% of FEMSA Cerveza’s domestic beer sales volume as well as approximately 13.4% of FEMSA Comercio’s revenues. In 2007, a typical OXXO store carried 1,800 different store keeping units (SKUs) in 31 main product categories.

In recent years, FEMSA Comercio has gained importance as an effective distribution channel for our beverage products, as well as a rapidly growing point of contact with our consumers. Based on the belief that location plays a major role in the long-term success of a retail operation such as a convenience store, as well as a role in our continually improving ability to accelerate and streamline the new-store development process, FEMSA Comercio has focused on a strategy of rapid, profitable growth. FEMSA Comercio opened 675, 706 and 716 net new OXXO stores in 2005, 2006 and 2007, respectively. The accelerated expansion yielded total revenue growth of 14.3% to reach Ps. 42,103 million in 2007, while same store sales increased 3.3%, which was considerably higher than the retail industry average. FEMSA Comercio performed approximately 1,357 million transactions in 2007 compared to 1,168 million in 2006.

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

FEMSA Comercio has made and will continue to make significant investments in information technology to improve its ability to capture customer information from its existing stores and to improve its overall operating performance. All products carried through OXXO stores are bar-coded, and all OXXO stores are equipped with point-of-sale systems that are integrated into a company-wide computer network. To implement revenue management strategies, FEMSA Comercio created a division in charge of product category management for products, such as beverages, fast food and perishables, to enhance and better utilize its consumer information base and market intelligence capabilities. FEMSA Comercio has implemented an ERP system, which will allow FEMSA Comercio to redesign its key operating processes and enhance the usefulness of its market information going forward.

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

Store Locations

With 5,563 OXXO stores in Mexico as of December 31, 2007, FEMSA Comercio operates the largest convenience store chain in Latin America measured by number of stores. OXXO stores are concentrated in the northern part of Mexico, but also have a growing presence in central Mexico and the Gulf coast.

FEMSA Comercio has aggressively expanded its number of stores over the past several years. The average investment required to open a new store varies, depending on location and format and whether the store is opened in an existing retail location or requires construction of a new store. FEMSA Comercio is generally able to use supplier credit to fund the initial inventory of new stores.

Growth in Total OXXO Stores

	Year Ended December 31,
	2007	2006	2005	2004	2003
Total OXXO stores	5,563	4,847	4,141	3,466	2,798
Store growth (% change over previous year)	14.8%	17.0%	19.5%	23.9%	26.3%

FEMSA Comercio currently expects to continue the growth trend established over the past several years by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets. Management believes that the southeast part of Mexico is particularly underserved by the convenience store industry.

The identification of locations and pre-opening planning in order to optimize the results of new stores are important elements in FEMSA Comercio’s growth plan. FEMSA Comercio continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores unable to maintain benchmark standards are generally closed. Between December 31, 2003 and 2007, the total number of OXXO stores increased by 2,765, which resulted from the opening of 2,874 new stores and the closing of 109 existing stores.

Competition

OXXO competes in the convenience store segment of the retail market with 7-Eleven, Super Extra, Super City, Circle-K and AM/PM, as well as other local convenience stores. The format of these stores is similar to the format of the OXXO stores. OXXO competes both for consumers and for new locations for stores and the managers to operate those stores. Based on an internal market survey conducted by FEMSA Comercio, management believes that, as of December 31, 2007, there were approximately 8,898 stores in Mexico that could be considered part of the convenience store segment of the retail market. OXXO is the largest chain in Mexico, operating more than half of these stores. Furthermore, FEMSA Comercio operates in 31 states and has much broader geographical coverage than any of its competitors in Mexico.

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

Approximately 67% of OXXO’s customers are between the ages of 15 and 35. FEMSA Comercio also segments the market according to demographic criteria, including income level.

Store Characteristics

The average size of an OXXO store is approximately 111 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 186 square meters and, when parking areas are included, the average store size increases to approximately 440 square meters.

FEMSA Comercio—Operating Indicators

	Year Ended December31,
	2007	2006	2005	2004	2003
	(percentage increase compared to previous year)
Total FEMSA Comercio revenues	14.3%	18.7%	21.8%	24.8%	24.5%
OXXO same-store sales(1)	3.3%	8.2%	8.7%	8.9%	8.2%
	(percentage of total)
Beer-related data:
Beer sales as % of total store sales	13.4%	13.5%	13.0%	13.4%	12.8%
OXXO store sales as a % of FEMSA Cerveza’s volume	11.0%	9.9%	8.6%	7.3%	5.4%

(1)	Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for at least 13 months with the sales of those same stores during the previous year.

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

Approximately 76% of OXXO stores are operated by independent managers responsible for all aspects of store operations. The managers are commission agents and are not employees of FEMSA Comercio. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store. FEMSA Comercio continually invests in on-site operating personnel, with the objective of promoting loyalty, customer-service and low personnel turnover in the stores.

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

Management believes that the OXXO chain’s scale of operations provides FEMSA Comercio with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. Given the fragmented nature of the retail industry in Mexico in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks, cigarettes and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 56% of the products carried by the OXXO chain are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by FEMSA Comercio’s distribution system, which includes nine regional warehouses located in Monterrey, Mexico City, Guadalajara, Mexicali, Mérida, León, Obregón, Puebla and Chihuahua. The distribution centers operate a fleet of approximately 242 trucks that make deliveries to each store approximately every week.

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

Other Business

Our other business consists of the following smaller operations that support our core operations:

•

Our commercial refrigerators, labels and flexible packaging subsidiaries. The refrigeration business produces vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 180,300 units at December 31, 2007. In 2007, this business sold 161,519 refrigeration units, 16.0 % of which were sold to FEMSA Cerveza, 32.3% of which were sold to Coca-Cola FEMSA and the remainder of which were sold to third parties. The labeling and flexible packaging business has its facility in Monterrey with an annual production capacity of 335,081 thousands meters of flexible packaging. In 2007, this business sold 46% of its label sales volume to FEMSA Cerveza, 21% to Coca-Cola FEMSA and 33% to third parties. Management believes that growth at these businesses will continue to reflect the marketing strategies of Coca-Cola FEMSA and FEMSA Cerveza.

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

Description of Property, Plant and Equipment

As of December 31, 2007, we owned all of our manufacturing facilities and substantially all of our warehouses and distribution centers. Our properties primarily consisted of production and distribution facilities for our beer and soft drink operations and office space. In addition, FEMSA Comercio owns approximately 12.7% of the OXXO store locations, while the other stores are located in properties that are rented under long-term lease arrangements with third parties.

The table below sets forth the location, principal use and production area of our production facilities, and the sub-holding company that owns such facilities.

Production Facilities of FEMSA

As of December 31, 2007

Sub-holding Company	Location	Principal Use	Production Area
			(in thousands of sq. meters)
Coca-Cola FEMSA
Mexico	San Cristóbal de las Casas, Chiapas	Soft Drink Bottling Plant	45
	Cedro, Distrito Federal	Soft Drink Bottling Plant	18
	Cuautitlán, Estado de México	Soft Drink Bottling Plant	35
	Los Reyes la Paz, Estado de México	Soft Drink Bottling Plant	50
	Toluca, Estado de México	Soft Drink Bottling Plant	242
	Celaya, Guanajuato	Soft Drink Bottling Plant	87
	León, Guanajuato	Soft Drink Bottling Plant	38
	Morelia, Michoacan	Soft Drink Bottling Plant	50
	Ixtacomitán, Tabasco	Soft Drink Bottling Plant	90
	Apizaco, Tlaxcala	Soft Drink Bottling Plant	80
	Coatepec, Veracruz	Soft Drink Bottling Plant	142

Guatemala	Guatemala City	Soft Drink Bottling Plant	46

Nicaragua	Managua	Soft Drink Bottling Plant	60

Costa Rica	San José	Soft Drink Bottling Plant	52

Panama	Panama City	Soft Drink Bottling Plant	29

Colombia	Barranquilla	Soft Drink Bottling Plant	27
	Bogotá	Soft Drink Bottling Plant	84
	Bucaramanga	Soft Drink Bottling Plant	26
	Cali	Soft Drink Bottling Plant	87
	Manantial	Soft Drink Bottling Plant	67
	Medellín	Soft Drink Bottling Plant	45

Venezuela	Antimano	Soft Drink Bottling Plant	14
	Barcelona	Soft Drink Bottling Plant	141
	Maracaibo	Soft Drink Bottling Plant	68
	Valencia	Soft Drink Bottling Plant	100

Brazil	Campo Grande	Soft Drink Bottling Plant	36
	Jundiaí	Soft Drink Bottling Plant	191
	Moji das Cruzes	Soft Drink Bottling Plant	95

Argentina	Alcorta	Soft Drink Bottling Plant	73

Sub-holding Company	Location	Principal Use	Production Area
			(in thousands of sq. meters)
FEMSA Cerveza
	Tecate, Baja California Norte	Brewery	586
	Toluca, Estado de México	Brewery	375
	Guadalajara, Jalisco	Brewery	117
	Monterrey, Nuevo León	Brewery	445
	Navojoa, Sonora	Brewery	548
	Orizaba, Veracruz	Brewery	281
	Pachuca, Hidalgo	Malt Plant	31
	San Marcos, Puebla	Malt Plant	110
	Ensenada, Baja California Norte	Beverage Cans	33
	Toluca, Estado de México	Beverage Cans	22
	Monterrey, Nuevo León	Crown Caps and Can Lids	51
	Acayucan, Veracruz	Silica Sand Mine	9
	Nogales, Veracruz	Bottle Decoration	26
	Orizaba, Veracruz	Glass Bottles	23
Brazil
	Jacareí	Brewery	72
	Ponta Grossa	Brewery	44
	Araraquara	Brewery	38
	Feira de Santana	Brewery	26
	Pacatuba	Brewery	34
	Gravataí	Brewery	23
	Cuiabá	Brewery	20
	Manaus	Brewery	11

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

Capital Expenditures and Divestitures

Our consolidated capital expenditures for the years ended December 31, 2007, 2006, and 2005 were Ps. 11,257 million, Ps. 9,422 million and Ps. 7,508 million respectively, and were for the most part financed from cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2007	2006		2005
	(in millions of constant Mexican pesos)
Coca-Cola FEMSA	3,682	Ps.	2,863	Ps.	2,516
FEMSA Cerveza	5,373		4,419		3,197
FEMSA Comercio	2,112		1,943		1,528
Other	90		197		267

Total	11,257	Ps.	9,422	Ps.	7,508

Coca-Cola FEMSA

During 2007, Coca-Cola FEMSA’s capital expenditures focused on investments in returnable bottles and cases, increasing plant operating capacity, placing refrigeration equipment with retailers and improving the efficiency of distribution infrastructure. Capital expenditures in Mexico were approximately Ps.1,945 million and accounted for approximately 50% of Coca-Cola FEMSA’s capital expenditures.

FEMSA Cerveza

Production

During 2007, FEMSA Cerveza invested approximately Ps. 643 million on equipment substitution and upgrades in its facilities. FEMSA Cerveza’s monthly installed capacity as of December 31, 2007 was 4.55 million hectoliters, equivalent to an annualized installed capacity of 54.6 million hectoliters. In addition, FEMSA Cerveza invested Ps. 645 million in plant improvements and equipment upgrades for its beverage can and glass bottle operations.

Distribution

In 2007, FEMSA Cerveza invested Ps. 778 million in its distribution network. Approximately Ps. 213 million of this amount was invested in the replacement of trucks in its distribution fleet, Ps. 353 million in land, buildings and improvements to leased properties dedicated to various distribution functions, and the remaining Ps. 212 million in other distribution-related investments.

Market-related Investments

During 2007, FEMSA Cerveza invested Ps. 3,198 million in market-related activities and brand support in the domestic market. Approximately 53% of these investments were directed to customer agreements with retailers and commercial support to owned and third party distributors. Investments in retail agreements that exceed a one-year term are capitalized and amortized over the life of the agreement. In general, FEMSA Cerveza’s retail agreements are for a period of four to five years. Other market-related investments include the purchase of refrigeration equipment, coolers, plastic furniture and other promotional items. These items are placed with retailers as a mean of facilitating the retailers’ ability to service consumers and to promote the image and profile of FEMSA Cerveza’s brands.

Information Technology Investments

In addition, during 2007, FEMSA Cerveza invested Ps. 109 million in system software projects.

FEMSA Comercio

FEMSA Comercio’s principal investment activity is the construction and opening of new stores. During 2007, FEMSA Comercio opened 716 net new OXXO stores. FEMSA Comercio invested Ps. 2,112 million in 2007 in the addition of new stores, warehouses and improvements to leased properties.

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

Mexico

In Mexico, the principal legislation is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the Federal General Law for Ecological Equilibrium and Environmental Protection) or the Mexican Environmental Law and the Ley General para la Prevención y Gestión Integral de los Residuos (the General Law for the Prevention and Integral Management of Waste), which are enforced by the Secretaría de Medio Ambiente y Recursos Naturales (the Ministry of the Environment and Natural Resources) or SEMARNAT. SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to air and water emissions and hazardous wastes and set forth standards for waste water discharge that apply to our operations. We are also subject to certain minimal restrictions on the operation of delivery trucks in Mexico City. We have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City. See “—Coca-Cola FEMSA—Product Distribution.”

In addition, we are subject to the Ley Federal de Derechos (the Federal Law of Governmental Fees), also enforced by SEMARNAT. Adopted in January 1993, the law provides that plants located in Mexico City that use deep water wells to supply their water requirements must pay a fee to the city for the discharge of residual waste water to drainage. In 1995, certain municipal authorities began to test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by SEMARNAT. All of our bottler plants located in Mexico City, as well as the Toluca plant, met these new standards as of 2001.

Coca-Cola FEMSA’s Mexican operations, Coca-Cola FEMSA built a PET recycling plant in 2004 in partnership with The Coca-Cola Company and ALPLA, which manufactures plastic bottles for Coca-Cola FEMSA in Mexico. This plant, located in Toluca, Mexico, started operations in 2005 and has a recycling capacity of 25,000 metric tons per year from which 15,000 metric tons can be used in PET bottles for food packaging purposes. Coca-Cola FEMSA has also continued contributing funds to a nationwide recycling company ECOCE or Ecología y Compromiso Empresarial (Environmentally Committed Companies).

Central America

Coca-Cola FEMSA’s Central American operations are subject to several federal and state laws and regulations relating to the protection of the environment, which have been enacted in the last ten years, as awareness has increased in this region about the protection of the environment and the disposal of dangerous and toxic materials as well as water usage. In some countries in Central America, Coca-Cola FEMSA is in the process of bringing its operations into compliance with new environmental laws. Also, Coca-Cola FEMSA’s Costa Rica operations have participated in a joint effort along with the local division of The Coca-Cola Company called Misión Planeta (Mission Planet) for the collection and recycling of non-returnable plastic bottles.

Colombia

Coca-Cola FEMSA’s Colombian operations are subject to several Colombian federal, state and municipal laws and regulations related to the protection of the environment and the disposal of treated water toxic and dangerous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. Coca-Cola FEMSA is also engaged in nationwide campaigns for the collection and recycling of glass and plastic bottles.

Venezuela

Coca-Cola FEMSA’s Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Ley Orgánica del Ambiente (the Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (the Substance, Material and Dangerous Waste Law) and the Ley Penal del Ambiente (the Criminal Environment Law). Since the enactment of the Organic Environmental Law in 1995, Coca-Cola FEMSA’s Venezuelan subsidiary has presented the proper authorities with plans to bring their production facilities and distribution centers into compliance with the law. While the laws provide certain grace periods for compliance with the new environmental standards, Coca-Cola FEMSA has had to adjust some of the originally proposed timelines presented to the authorities because of delays in the completion of some of these projects.

Brazil

FEMSA Cerveza’s and Coca-Cola FEMSA’s Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of toxic and dangerous gases and disposal of wastewater, which impose penalties, such as fines, facility closures or criminal charges depending upon the level of non-compliance.

Coca-Cola FEMSA’s production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant has been certified for the (i) ISO 9001 since March 1995; (ii) and the ISO 14001 since March 1997; (iii) norm OHSAS 18001 since 2005; and iv) ISO 22000 since 2007.

In Brazil it is necessary to obtain concessions from the government to cast drainage. All of Coca-Cola FEMSA’s plants in Brazil have been granted this concession, except Mogi das Cruzes, but Coca-Cola FEMSA is in the process of obtaining one.

Argentina

Coca-Cola FEMSA’s Argentine operations are subject to federal and provincial laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste water discharge, which are enforced by the Secretaría de Ambiente y Desarrollo Sustentable (the Ministry of Natural Resources and Sustainable Development) and the Organismo Provincial para el Desarrollo Sostenible (the Provincial Organization for Sustainable Development) for the province of Buenos Aires. Coca-Cola FEMSA’s Alcorta plant is in compliance with environmental standards.

We have expended, and may be required to expend in the future, funds for compliance with and remediation under local environmental laws and regulations. Currently, we do not believe that such costs will have a material adverse effect on our results of operations, or financial condition. However, since environmental laws and regulations and their enforcement are becoming increasingly more stringent in our territories, and there is increased awareness by local authorities of higher environmental standards in the countries where we operate, changes in current regulations may result in an increase in costs, which may have an adverse effect on our future results of operations or financial condition. Management is not aware of any pending regulatory changes that would require a significant amount of additional remedial capital expenditures.

Water Supply Law

FEMSA Cerveza and Coca-Cola FEMSA purchase water in Mexico directly from municipal water companies and pump water from their own wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the Ley de Aguas Nacionales de 1992 (the 1992 Water Law), and regulations issued thereunder, which created the Comisión Nacional del Agua (the National Water Commission). The National Water Commission is charged with overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run for five, ten, fifteen and up to thirty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms to be extended upon termination. These extensions are given for the same period of time given in the original concession. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water is not used by the concessionaire for three consecutive years. However, because the current concessions for each of FEMSA Cerveza and Coca-Cola FEMSA’s plants in Mexico do not match each plant’s projected needs for water in future years, we successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. These concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations in a timely manner. We believe that we are in compliance with the terms of our existing concessions.

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

According to the Brazilian Constitution, water is considered an asset of the government and may only be exploited in the national interest, by Brazilians or companies constituted under Brazilian law. Concessionaires have the responsibility for any damage to the environment. The exploitation and utilization of water is regulated by the Código de Mineração (Decree Law nº. 227/67), by the Código de Águas Minerais (Decree Law nº. 7841/45) and also by regulations issued thereunder. The companies which exploit water are supervised by the Departamento Nacional de Produção Mineral - DNPM in connection with sanitary, federal, state and municipal authorities (Ministério da Saúde and Secretarias da Saúde). We believe we are currently in compliance with these regulations at both Mogi das Cruzes and Jacareí.

We do not currently require a permit to obtain water in our other territories. In Nicaragua, Costa Rica and some plants in Colombia and Venezuela, we own private water wells. However, in Colombia, we require a specific license filed before the environmental authorities. In the remainder of our territories, we obtain water from governmental agencies or municipalities. We can give no assurances that water will be available in sufficient quantities to meet our future production needs or that additional regulations relating to water use will not be adopted in the future.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements and the notes to those financial statements. Our audited consolidated financial statements were prepared in accordance with Mexican Financial Reporting Standards, which differ in certain significant respects from U.S. GAAP. Notes 26 and 27 to our audited consolidated financial statements provide a description of the principal differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us, as well as U.S. GAAP consolidated balance sheets, statements of income and comprehensive income, changes in stockholders’ equity and cash flows for the same periods presented for Mexican Financial Reporting Standards purposes and a reconciliation to U.S. GAAP of net income and stockholders’ equity. See “—U.S. GAAP Reconciliation.”

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

•

FEMSA Comercio continues to increase the number of OXXO stores and to grow in terms of total revenues and as a percentage of our consolidated total revenues. FEMSA Comercio has lower operating margins than our beverage businesses. We expect to continue to expand the OXXO chain during 2008.

Our results of operations and financial position are affected by the economic and market conditions in the countries where our subsidiaries conduct their operations, particularly in Mexico. Changes in these conditions are influenced by a number of factors, including those discussed in “Item 3. Key Information—Risk Factors.”

Recent Developments

FEMSA Share and Unit Structure Extended

On April 22, 2008, FEMSA shareholders approved a proposal to amend our bylaws in order to preserve the unit structure for our shares that has been in place since May 1998, and to maintain our existing share structure beyond May 11, 2008. Our bylaws previously provided that on May 11, 2008 our Series D-B Shares would convert into Series B Shares, and our Series D-L Shares would convert into Series L Shares with limited voting rights. In addition, our bylaws provided that our current unit structure would cease to exist and each of our B Units would be unbundled into five Series B Shares, while each BD Unit would unbundle into three Series B Shares and two newly issued Series L Shares. Following the April 22, 2008 shareholder approvals, the automatic conversion of our share and unit structures will no longer exist, and, absent shareholder action, our share structure will continue to be comprised of Series B Shares, which must represent up to 51% of our outstanding capital stock, and Series D-B and Series D-L Shares, which together may represent up to 49% of our outstanding capital stock. Our Unit structure, absent shareholder action, will continue to consist of B Units, which bundle five Series B Shares, and BD Units, which bundle one Series B Share, two Series D-B Shares and two Series D-L Shares. See “The Offer and Listing – Description of Securities.”

Brazilian Beverage Industry Tax

On June 24, 2008, the president of Brazil approved Provisional Measure No. 413/08 which changes the tax collection applicable to the Brazilian beverage industry. This Provisional Measure was turned back to the Brazilian tax authority for its review. Neither the implementation scheme nor the period from which the new taxes will apply, has been published. We are still assessing the materiality of these taxes.

Changes in Mexican Financial Reporting Standards Affecting the Statement of Income

Pursuant to Mexican Financial Reporting Standard B-3 (NIF B-3), beginning on January 1, 2007, generic standards were established for the presentation and structuring of the statement of income, whereby minimum content requirements and general disclosure standards were developed. In addition, under Mexican Reporting Standard Interpretation No. 4, or INIF 4, statutory employee profit sharing (PTU) is now required to be presented within “other expenses” on the income statement. We previously presented employee profit sharing within taxes. For comparability purposes, our historical information has been reclassified and presented according to the new standards.

Effects of Changes in Economic Conditions

Our results of operations are affected by changes in economic conditions in Mexico and in the other countries in which we operate. For the years ended December 31, 2007, 2006 and 2005, 72.0%, 73.0% and 76.0%, respectively, of our total sales were attributable to Mexico. After the acquisitions of Panamco and Kaiser, we have greater exposure to countries in which we have not historically conducted operations, particularly countries in Central America, Colombia, Venezuela and Brazil, although we continue to generate a substantial portion of our total sales from Mexico. The participation of these other countries as a percentage of our total sales is expected to increase in future periods.

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

Bottles and cases; allowance for bottle breakage

Returnable bottles and cases are recorded at acquisition cost and restated to their replacement cost. For FEMSA Cerveza and Coca-Cola FEMSA, breakage is expensed as it is incurred. We compare quarterly the carrying value of bottle breakage expense with the calculated depreciation expense of our returnable bottles and cases in plant and distribution centers, estimating a useful life of five years for glass beer bottles, four years for returnable glass soft drink bottles and plastic cases and 18 months for returnable plastic bottles. These useful lives are determined in accordance with our business experience. The annual calculated depreciation expense has been similar to the annual carrying value of bottle breakage expense. Whenever we decide to discontinue a particular returnable presentation and retire it from the market, we write off the discontinued presentation through an increase in breakage expense. We determine depreciation of bottles and cases only for tax purposes.

Property, plant and equipment

Property, plant and equipment are depreciated over their estimated useful lives. The estimated useful lives represent the period we expect the assets to remain in service and to generate revenues. We base our estimates on the experience of our technical personnel.

We describe the methodology used to restate imported equipment in note 4(g) to our audited consolidated financial statements, which includes applying the exchange and inflation rates of the country of origin utilized as permitted by Mexican Financial Reporting Standards. We believe this method more accurately presents the fair value of the assets than restated cost determined by applying inflation factors.

We valued at fair value all fixed assets acquired, considering their operating conditions and the future cash flows expected to be generated based on their estimated remaining useful life as determined by management.

Through 2005, all of our subsidiaries depreciated refrigeration equipment over a five-year estimated useful life. In 2006, we implemented a program to review the estimated useful lives of its refrigeration equipment. As of December 31, 2007, our subsidiaries in Mexico, Argentina, Brazil, Colombia, Costa Rica and Guatemala changed their accounting estimate from five to seven years, considering the maintenance and replacement plans of the equipment. The impact of the change in estimate for the years ended December 31, 2007 and 2006, which was accounted for prospectively, was a reduction in depreciation expense of Ps. 115 million and Ps. 132 million, respectively. The useful life of refrigeration equipment in Venezuela, Panama and Nicaragua remains at five years.

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

We determine the fair value of assets acquired and liabilities assumed as of the date of acquisition, and we assigned the excess purchase price over the fair value of the net assets. In certain circumstances this resulted in the recognition of an intangible asset. The intangible assets are subject to annual impairment tests. We have recorded intangible assets with indefinite lives, which consist of:

•	Coca-Cola FEMSA’s rights to produce and distribute Coca-Cola trademark products for Ps.42,225 million as a result of the Panamco acquisition;

•	Trademarks and distribution rights for Ps.11,299 million as a result of the acquisition of the 30% interest of FEMSA Cerveza and distribution rights acquired from a third-party distributor;

•	Trademarks and goodwill as a result of the acquisition of Kaiser for Ps.4,802 million; and

•	Other intangible assets with indefinite lives that amounted to Ps.784 million.

For Mexican Financial Reporting Standards purposes, goodwill is the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying the inflation rate factors of the country of origin and the year-end exchange rate. Until December 31, 2004 under Mexican Financial Reporting Standards, goodwill was amortized using the straight-line method over a period of no more than 20 years. The amount of goodwill amortization in 2004 was Ps. 16 million. In 2005, Bulletin B-7, “Adquisiciones de Negocios” (Business Acquisitions), was issued, which establishes that goodwill is no longer subject to amortization, being subject instead to an annual impairment test.

Impairment of goodwill and long-lived assets

We annually review the carrying value of our goodwill and long-lived assets and whenever circumstances indicate that the carrying amount of the reporting unit might exceed its implied fair value. We review for impairment based on our estimated discounted future cash flows to be generated by those assets. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Following our evaluations during 2007 and up to the date of this annual report, we do not have any information which leads to any impairment of goodwill or long-lived assets. We can give no assurance that our expectations will not change as a result of new information or developments. Future changes in economic or political conditions in any country in which we operate or in the industries in which we participate, however, may cause us to change our current assessment.

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

Labor liabilities

Our labor liabilities are comprised of pension plan, seniority premium, post-retirement medical services and severance indemnities. The determination of our obligations and expenses for pension and other post-retirement benefits is dependent on our determination of certain assumptions used by independent actuaries in calculating such amounts. We evaluate our assumptions at least annually. In 2006, we decided to modify our pension and retirement plans. Through 2006 the pension and retirement plans provided for lifetime monthly payments as a complement to the pension payment received from the Mexican Social Security Institute. (Instituto Mexicano del Seguro Social or “IMSS”). The modified pension and retirement plans consist in a lump-sum payment to personal vesting on or after January 1, 2007.

Additionally, in 2006, we modified the long-term assumptions used in the actuarial calculations for Mexican subsidiaries based on changes in the company’s revised estimate of current prices for settling its related obligations as a result of recent stability in the Mexican economy. These assumptions are described in note 15 to our consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. All our assumptions depend on the economic circumstances of each country where we operate.

These changes were accounted for as unrecognized prior service costs and unrecognized actuarial net loss and will be amortized over the expected service period of the Company’s personnel. The net effect of the changes mentioned above was an increase in pension and retirement plan, seniority premium and severance indemnity liabilities of Ps.797 million, Ps.l9 million and Ps.23 million, respectively.

In 2007, FEMSA Cerveza approved a plan to allow certain qualifying employees to retire early beginning in 2008. This plan consisted of allowing employees over the age of 55 with 20 years of service to take advantage of early retirement in order to obtain the same pension benefits they would have obtained had they retired at their regular retirement age. In addition, this plan authorized FEMSA Cerveza to make severance payments to certain employees who otherwise would not have met the criteria for eligibility. The plan is intended to improve the efficiency of FEMSA’s Cerveza operating structure. The total financial impact of the plan was Ps. 231 million, from which Ps.125 million was recorded in our consolidated income statement for 2007 as part of other expenses. (See note 18 to our audited consolidated financial statements) and Ps. 106 million recorded in 2008 consolidated results.

In accordance with Mexican Financial Reporting Standards, actual results that differ from our assumptions (actuarial gains or losses) are accumulated and amortized over future periods and, therefore, generally affect our recognized expenses and recorded obligations in these future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense. The following table is a summary of the three key assumptions to be used in determining 2007 annual labor liability expense, along with the impact on this expense of a 1% change in each assumed rate.

Assumption	2008 Rate(1)	Impact of Rate Change(2)
		+1%	-1%
	(in real terms)	(in millions of Mexican pesos)
Mexican and Foreign Subsidiaries:
Discount rate	4.5%	(668)	Ps.	776
Salary increase	1.5%	486		(385)
Return on assets	4.5%	24		(34)

(1)	Calculated using a measurement dated as of December 2007.

(2)	The impact is not the same for an increase of 1% as for a decrease of 1% because the rates are not linear.

Income taxes

As we describe in note 23 to our audited consolidated financial statements, the most notable change following the 2007 Mexican Fiscal Reform is the introduction of the Impuesto Empresarial de Tasa Unica (“IETU”) which functions similar to an alternative minimum corporate income tax, except that any amounts paid are not creditable against future income tax payments. Mexican taxpayers will be subject to the higher of the IETU or the income tax liability computed under Mexican Income Tax Law. This new tax is calculated on a cash-flow basis and the rates for 2008 and 2009 will be 16.5% and 17.0%, respectively.

Based on our financial projections for our Mexican tax returns, we expect to pay corporate income tax in the future and do not expect to pay IETU. As such, the enactment of IETU did not impact our consolidated financial position or results of operations, as it only recognizes deferred income tax.

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

The statutory income tax rate in Mexico for 2007, 2006, 2005 was 28%, 29% and 30%, respectively.

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

Derivative Financial Instruments

As we mention in note 4 (r) to our consolidated financial statements, beginning in 2005 we began to apply Bulletin C-10, “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities), which requires us to measure all derivative financial instruments at fair value and recognize them in the balance sheet as an asset or liability. Changes in the fair value of derivative financial instruments are recorded each year in net income or as a component of cumulative other comprehensive income, based on the type of hedging instrument and the ineffectiveness of the hedge. The fair values of derivative financial instruments are determined considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient reliable and verifiable data, recognized in the financial sector. We base our forward price curves upon market price quotations.

New Accounting Pronouncements

Although we are still in the process of assessing the effects of our adoption of the new accounting standards described below, we do not anticipate any significant impact on our consolidated balance sheet, results of operations, or significant changes to our financial position or cash flows.

Under Mexican Financial Reporting Standards (Normas de Información Financiera, or NIF)

•	NIF B-2, Estado de Flujo de Efectivo (Statement of Cash Flows)

This NIF establishes general rules for the presentation, structure and preparation of statements of cash flow, as well as the disclosures supplementing these cash flow statements. NIF B-2 replaces prior Bulletin B-12, Estado de Cambios en la Situación Financiera (Statements of Changes in Financial Position), which established guidelines with respect to statements of changes in financial position. N1F B-2 requires that the cash flow statement show the company’s cash inflows and outflows during the relevant period. Line-items should also be presented as gross items when appropriate. Cash flows from financing activities are now presented below those from investing activities, which represents a departure from Bulletin B-12. In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or indirect method. NIF B-2 was effective starting January 1, 2008.

•	NIF B-10, Efectos de la Inflación (Effects of Inflation)

This NIF provides a separate set of guidelines to deal with accounting for inflation effects. If inflation for the three preceding years is 26% or more, cumulatively, the effects of inflation must be recognized using the comprehensive method. If cumulative inflation for the three preceding years is less than 26%, no inflationary effects need to be recognized in the company’s financial statements. Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized. The gain or loss that is not realized will be maintained in stockholders’ equity and charged to current earnings for the period in which the originating item is realized. NIF B-10 was effective starting January 1, 2008. As of December 31, 2007, the cumulative inflation rate for the three preceding years in Mexico, Colombia, Brazil, Panama and Guatemala was less than 26% and, accordingly we will not recognize inflation effects in 2008 for our subsidiaries located in these countries. For Costa Rica, Nicaragua, Argentina and Venezuela, we will continue to recognize inflation effects for our subsidiaries located in these countries.

•	NIF B-15, Conversión de Moneda Extranjera (Translation of Foreign Currencies)

NIF B-15 eliminates classification of integrated foreign operations and foreign entities and incorporates the concepts of accounting currency, functional currency and reporting currency. N1F B-15 establishes the procedures to translate the financial information of a foreign subsidiary: i) from the accounting to the functional currency, and ii) from the functional to the reporting currency, and allows entities to present their financial statements in a reporting currency other than their functional currency. NIF B-15 was effective starting January 1, 2008.

•	NIF D-3, Beneficios a lo Empleados (Employee Benefits)

This NIF applies to current and deferred Employee Profit Sharing (PTU). Deferred PTU should be calculated using the same methodology established in NIF D-4, Impuestos a la Utilidad (Income Taxes). It also includes a career salary concept and the amortization period for most items has been reduced to five years. NIF D-3 was effective starting January 1, 2008.

•	NIF D-4, Impuestos Sobre Utilidades (Income Taxes)

This NIF relocates accounting for current and deferred PTU to NIF D-3, eliminates the permanent difference concept and redefines and incorporates various definitions. NIF D-4 was effective starting January 1, 2008.

Under US. GAAP

•	FASB Staff Position (FSP) FASB Interpretation No. 39 Offsetting of Amounts Related to Certain Contracts, or FSP FIN No. 39

This FSP amends paragraph 3 of FASB Interpretation No. 39 to replace the terms “conditional contracts” and “exchange contracts” with the term “derivative instruments” as defined in SFAS No. 133. In addition, this FSP amends paragraph 10 of FASB Interpretation No. 39 to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with that paragraph. This FSP is effective for fiscal years beginning after November 15, 2007.

•	The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159

This standard permits entities to choose to measure financial instruments and certain other items at fair value to mitigate volatility in reported earnings. According to SFAS No. 159, the following are eligible items for the use of the fair value measurement: (1) recognized financial assets and financial liabilities; (2) firm commitments that would otherwise not be recognized at inception and that involve only financial instruments; (3) non-financial insurance contracts and warranties that the insurer can settle by paying a third party to provide those goods or services; and (4) host financial instruments resulting from separation of an embedded non-financial derivative instrument from a nonfinancial hybrid instrument. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are in the process of determining the impact of adopting this new accounting principle on our consolidated financial position and results of operations.

•	Business Combinations, an amendment of SFAS No. 141, or SFAS No. 141(R)

This statement requires (a) a company to recognize acquired assets, assumed liabilities, and any non- controlling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs. SFAS No. 141(R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective), otherwise SFAS No. 141(R) must be applied prospectively, meaning early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

•	Fair Value Measurements, or SFAS No. 157

This statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practices resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. On February 12, 2008, the FASB issued FSP FAS 157-1 and FSP FAS 157-2, which remove leasing transactions accounted for under SFAS No. 13 “Accounting for Leases” from the scope of SFAS No. 157 and partially defer the effective date of SFAS No. 157 with respect to non-recurring fair value measurement of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. We are in the process of determining the impact of adopting this new accounting principle on our consolidated financial position and results of operations.

•	Non-controlling Interest in Consolidated Financial Statements, or SFAS No. 160

This statement has the following effects on an entity’s financial statements: (a) amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that does not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent company and the interests of the non-controlling owners of a subsidiary. SFAS No. 160 must be applied prospectively and early adoption is prohibited. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are in the process of determining the impact of adopting this new accounting principle on our consolidated financial position and results of operations.

Operating Results

The following table sets forth our consolidated income statement under Mexican Financial Reporting Standards for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31, 2007
	2007	2007		2006		2005
	(in millions of U.S. dollars and constant Mexican pesos at December 31, 2007)
Net sales	$13,472	Ps.	147,069	Ps.	135,647	Ps.	118,799
Other operating revenues	44		487		473		663

Total revenues	13,516		147,556		136,120		119,462
Cost of sales	7,310		79,801		73,366		63,721

Gross profit	6,206		67,755		62,754		55,741
Operating expenses:
Administrative	842		9,191		8,973		7,957
Selling	3,571		38,995		35,314		30,345

Total operating expenses	4,413		48,186		44,287		38,302

Income from operations	1,793		19,569		18,467		17,439
Other expenses, net	(119)		(1,297)		(1,650)		(1,108)
Interest expense	(417)		(4,554)		(4,299)		(4,759)
Interest income	70		769		792		765

Interest expense, net	(347)		(3,785)		(3,507)		(3,994)
Foreign exchange gain (loss), net	63		691		(217)		318
Gain on monetary position, net	151		1,639		1,488		1,204
Market value gain (loss) on ineffective portion of derivative financial instrument	6		69		(113)		(166)
Integral result of financing	(127)		(1,386)		(2,349)		(2,638)

Income before income taxes	1,547		16,886		14,468		13,693
Income taxes	454		4,950		4,608		4,620

Consolidated net income	$1,093	Ps.	11,936	Ps.	9,860	Ps.	9,073

Net majority income	780		8,511		7,127		5,951
Net minority income	313		3,425		2,733		3,122
Consolidated net income	$1,093	Ps.	11,936	Ps.	9,860	Ps.	9,073

The following table sets forth certain operating results by reportable segment under Mexican Financial Reporting Standards for each of our segments for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31
				Percentage Growth
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	(in millions of constant Mexican pesos at December 31, 2007, except for percentages)
Net sales
Coca-Cola FEMSA	68,969	Ps. 63,820	Ps. 59,181	8.1%	7.8%
FEMSA Cerveza	39,284	37,680	29,593	4.2%	27.3%
FEMSA Comercio	42,103	36,835	31,021	14.3%	18.7%
Total revenues
Coca-Cola FEMSA	69,251	64,046	59,642	8.1%	7.4%
FEMSA Cerveza	39,566	37,919	29,768	4.3%	27.4%
FEMSA Comercio	42,103	36,835	31,021	14.3%	18.7%
Cost of sales
Coca-Cola FEMSA	35,881	33,745	30,558	6.3%	10.4%
FEMSA Cerveza	17,889	16,487	11,998	8.5%	37.4%
FEMSA Comercio	30,301	26,839	22,792	12.9%	17.8%
Gross profit
Coca-Cola FEMSA	33,370	30,301	29,084	10.1%	4.2%
FEMSA Cerveza	21,677	21,432	17,770	1.1%	20.6%
FEMSA Comercio	11,802	9,996	8,229	18.1%	21.5%
Income from operations
Coca-Cola FEMSA	11,447	10,251	9,973	11.7%	2.8%
FEMSA Cerveza	5,404	6,121	5,800	(11.7)%	5.5%
FEMSA Comercio	2,315	1,664	1,360	39.1%	22.4%
Depreciation
Coca-Cola FEMSA(1)	2,637	2,595	2,610	1.6%	(0.6)%
FEMSA Cerveza	1,637	1,818	1,617	(10.0)%	12.4%
FEMSA Comercio	543	431	348	26.0%	23.8%
Gross margin(2)
Coca-Cola FEMSA	48.2%	47.3%	48.8%	0.9%	(1.5)%
FEMSA Cerveza	54.8%	56.5%	59.7%	(1.7)%	(3.2)%
FEMSA Comercio	28.0%	27.1%	26.5%	0.9%	0.6%
Operating margin(3)
Coca-Cola FEMSA	16.5%	16.0%	16.7%	0.5%	(0.7)%
FEMSA Cerveza	13.7%	16.1%	19.5%	(2.4)%	(3.4)%
FEMSA Comercio	5.5%	4.5%	4.4%	1.0%	0.1%

(1)	Includes breakage of bottles.

(2)	Gross margin is calculated with reference to total revenues.

(3)	Operating margin is calculated with reference to total revenues.

Results of Operations for Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

FEMSA Consolidated

Total Revenues

FEMSA’s consolidated total revenues increased 8.4% to Ps. 147,556 million in 2007 compared to Ps. 136,120 million in 2006. All of FEMSA’s operations—soft drinks, beer and retail—contributed positively to this revenue growth. FEMSA Comercio’s revenues increased 14.3% to Ps. 42,103 million, due to the 716 net new stores opened during the year and the 3.3% growth in same stores sales. Coca-Cola FEMSA’s total revenues increased 8.1% to Ps. 69,251 million, mainly due to strong volume growth of 6.1% as compared to 2006 from 2,120.8 million unit cases in 2007 to 1,998.1 million unit cases in 2006 and an average price per unit case increase of 1.9%. Total revenues at FEMSA Cerveza increased 4.3% over 2006 to Ps. 39,566 million, driven by higher volumes that more than offset the slight decline in average price per hectoliter in real terms and the decline in lower third-party packaging revenues as our internal demand for packaging increased as opposed to third-party sales.

Gross Profit

Consolidated cost of sales increased 8.8% to Ps. 79,801 million in 2007 compared to Ps. 73,366 million in 2006. Approximately 53.8% of this increase resulted from FEMSA Comercio and its rapid pace of store expansion. Coca-Cola FEMSA accounted for 33.2% of this increase and FEMSA Cerveza accounted for 21.8%.

Consolidated gross profit increased 8.0% to Ps. 67,755 million in 2007 compared to Ps. 62,754 million in 2006 due to increases in all of our operations. Gross margin decreased 0.2 percentage points as compared to 2006, from 46.1% of consolidated total revenues in 2006 to 45.9% in 2007. Gross margin improvements at Coca-Cola FEMSA and FEMSA Comercio partially offset raw material pressure at FEMSA Cerveza, resulting in a slight gross margin decrease.

Income from Operations

Consolidated operating expenses increased 8.8% to Ps. 48,186 million in 2007 compared to Ps. 44,287 million in 2006. Approximately 48% of this increase was driven by additional operating expenses in all of Coca-Cola FEMSA’s operations, especially in Venezuela, Brazil and Mexico, which together accounted for 75.6% of the incremental expense. As a percentage of total revenues, consolidated operating expenses remained stable at 32.6% in 2007 compared with 32.5% in 2006.

Consolidated administrative expenses increased 2.4% to Ps. 9,191 million in 2007 compared to Ps. 8,973 million in 2006. However, as a percentage of total revenues, consolidated administrative expenses decreased 0.4 percentage points to 6.2% in 2007 compared with 6.6% in 2006 due to operating leverage driven by higher revenues achieved in all of FEMSA’s operations.

Consolidated selling expenses increased 10.4% to Ps. 38,995 million in 2007 as compared to Ps. 35,314 million in 2006. Approximately 45.2% of this increase was due to Coca-Cola FEMSA and 31.5% to FEMSA Comercio’s rapid rate of growth. As a percentage of total revenues, selling expenses increased 0.5 percentage points to 26.4% in 2007 compared to 25.9% in 2006.

We incur various expenses related to the distribution of our products that are accounted for in our selling expenses. During 2007 and 2006, our distribution costs amounted to Ps. 10,601 million and Ps. 9,921 million, respectively. The exclusion of these charges from our cost of sales may result in the amounts reported as gross profit not being comparable to other companies that may include all expenses related to their distribution network in cost of sales when calculating gross profit or an equivalent measure.

Consolidated income from operations increased 6.0% to Ps. 19,569 million in 2007 as compared to Ps. 18,467 million in 2006, driven by the results of Coca-Cola FEMSA and FEMSA Comercio, which more than offset the decrease at FEMSA Cerveza.

Consolidated operating margin decreased 0.3 percentage points from 2006 levels to 13.3% of consolidated total revenues in 2007. The decrease in operating margin was primarily attributable to a margin contraction at FEMSA Cerveza driven by higher raw material prices and operating expenses and the increased contribution of FEMSA Comercio, which has a lower margin than our core operations.

Some of our subsidiaries pay management fees to us in consideration for corporate services provided to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Coca-Cola FEMSA

Total Revenues

Coca-Cola FEMSA total revenues increased 8.1% to Ps. 69,251 million in 2007, compared to Ps. 64,046 million in 2006 with Mexico, Brazil and Venezuela accounting for more than 75% of this growth.

Consolidated total sales volume reached 2,120.8 million unit cases in 2007, compared to 1,998.1 million unit cases in 2006, an increase of 6.1%. Sparkling beverage volume, which we previously referred to as sparkling beverages, increased 5.7% as a result of sales volume increases in all of our territories. Sparkling beverage volume growth was mainly driven by the Coca-Cola brand, which accounted for close to 65% of incremental total volume. A strong marketing campaign associated with the launching of Coca-Cola Zero in Mexico, Brazil and Argentina contributed to this growth.

Consolidated average price per unit case increased 1.9% in real terms, reaching Ps. 32.15 in 2007 as compared to Ps. 31.56 in 2006. Average price increases in most of our territories, partially offset lower average prices in Mexico.

Gross Profit

Cost of sales in absolute terms increased 6.3% to Ps. 35,881 million in 2007 compared to Ps. 33,745 million in 2006. Gross profit increased 10.1% to Ps. 33,370 million in 2007, as compared to the previous year, mainly driven by incremental revenues across all of our territories and higher fixed-cost absorption. Gross margin increased to 48.2% in 2007 from 47.3% in 2006, driven by revenue growth, which more than compensated for higher sweetener costs in Mexico.

Cost of sales includes raw materials, in particular concentrate and sweeteners, packaging materials, depreciation expenses attributable to our production facilities, wages and other employment expenses associated with the labor force employed at our production facilities, as well as certain overhead expenses. Concentrate prices are determined as a percentage of the retail price of our products in local currency net of applicable taxes.

Income from operations

Operating expenses in absolute terms increased 9.3% year over year to Ps. 21,923 million, mainly as a result of (1) salary increases ahead of inflation in some of the countries in which we operate, (2) higher operating expenses due to increases in maintenance expenses and freight costs in some territories and (3) higher marketing investment in our major operations in connection with several initiatives intended to reinforce our presence in the market and build brand equity. As a percentage of total revenues, operating expenses increased from 31.3% in 2006 to 31.7% in 2007.

Income from operations increased 11.7% to Ps. 11,447 million in 2007, as compared to Ps. 10,251 million in 2006. Brazil, Colombia and Venezuela accounted for the majority of the incremental growth and more than offset a slight operating income decline in Mexico. Operating margin increased 0.5 percentage points to reach 16.5% of total revenues in 2007, mainly driven by the improved operating leverage that resulted from higher revenues.

FEMSA Cerveza

Total Revenues

FEMSA Cerveza total revenues increased 4.3% to Ps. 39,566 million in 2007 as compared to Ps. 37,919 million in 2006. Beer sales increased 5.4% to Ps. 36,457 million in 2007 compared to Ps. 34,602 million in 2006 and represent 92.1% of total revenues in 2007. Total revenue growth was primarily driven by higher volumes which more than offset the decline in lower third-party packaging revenues driven by a higher percentage of our packaging production going to internal demand as opposed to third-party sales; and the 0.6% decline in average price per hectoliter in real terms, resulting from lower average price per hectoliter in all our operations. Mexico beer revenues represented 68.8% of total revenues in 2007 compared to 69.2% in 2006. Brazil beer revenues represented 14.9% of total revenues in 2007, up from 14.2% in 2006. Export beer revenues reached 8.4% of total revenues in 2007, up from 7.9% in 2006.

Mexico sales volume increased 3.9% to 26.962 million hectoliters in 2007, despite strong comparable growth figures in 2006 and adverse weather conditions mainly in the first and third quarters of 2007. Growth was driven by our Tecate, Sol and Indio brand families throughout the country. Mexico price per hectoliter remained almost flat in real terms at Ps. 1,009.4 in 2007.

Brazil sales volume increased 9.6% to 9.795 million hectoliters in 2007 compared to 8.935 million hectoliters in 2006, outpacing the growth of the Brazilian beer industry. This growth reflects positive trends for our brand portfolio that continue to develop according to FEMSA Cerveza’s plan for these operations. Brazil price per hectoliter decreased 0.2% over 2006 in real terms to Ps. 602.7 in 2007.

Export sales volumes increased 13.2% compared to 2006 reaching 3.183 million hectoliters compared to 2.811 million hectoliters in 2006, primarily driven by increased demand for our Dos Equis and Tecate brands in the U.S. and for our Sol brand in other key markets. Export price per hectoliter decreased 1.0% compared to 2006 to Ps. 1,048.9 in 2007.

Gross Profit

Cost of sales increased 8.5% to Ps. 17,889 million in 2007 compared to Ps. 16,487 million in 2006, mainly driven by 5.9% total volume growth, higher raw material prices, particularly aluminum and grains, and incremental volumes coming from non-returnable presentations. Gross profit reached Ps. 21,677 million in 2007 an increase of 1.1% as compared to Ps. 21,432 million in 2006. Gross margin decreased 1.7 percentage points from 56.5% in 2006 to 54.8% in 2007.

Income from operations

Operating expenses increased 6.3% to Ps. 16,273 million in 2007 compared to Ps. 15,312 million in 2006. Administrative expenses slightly increased 0.8% to Ps. 4,316 million in 2007 compared to Ps. 4,283 million in 2006. Selling expenses increased 8.4% to Ps. 11,957 million in 2007 as compared to Ps. 11,029 million in 2006, mainly due to continued investment in channel development and brand-building activities for Sol and Tecate in Mexico as well as for Dos Equis and Tecate in the U.S. and stepped-up marketing activities in Brazil in connection with our Sol and Kaiser brands. Income from operations decreased 11.7% to Ps. 5,404 million in 2007, to 13.7% of consolidated total revenues.

FEMSA Comercio

Total Revenues

FEMSA Comercio total revenues increased 14.3% to Ps. 42,103 million in 2007 compared to Ps. 36,835 million in 2006, primarily as a result of the opening of 716 net new OXXO stores during 2007 and same-store sales growth. As of December 31, 2007, there were a total of 5,563 OXXO stores in Mexico. This is OXXO’s 12th consecutive year of increasing the number of new store openings. OXXO same-store sales increased on average 3.3% compared to 2006, due to a 4.4% increase in store traffic, which was driven by broader mix of products and services, which more than offset a decrease of 1.1% in average customer ticket. Traffic and ticket dynamics reflect the introduction of electronic air-time sales for customers of wireless telephone carriers, launched in recent months across the country, which drive incremental traffic to the store and for which only the margin is recorded, not the total revenues coming from the air-time recharge.

Gross Profit

Cost of sales increased 12.9% to Ps. 30,301 million in 2007, below total revenue growth, compared with Ps. 26,839 million in 2006. As a result, gross profit reached Ps. 11,802 million in 2007, which represented an 18.1% increase from 2006. Gross margin expanded 0.9 percentage points to reach 28.0% of total revenues. This improvement was driven by better pricing strategies, improved commercial terms with our supplier partners, as well as by growth coming from higher-margin categories such as fast food, coffee and alternative beverages.

Income from operations

Operating expenses increased 13.9% to Ps. 9,487 million in 2007 compared with Ps. 8,332 million in 2006. Administrative expenses decreased 0.4% to Ps. 751 million in 2007 compared with Ps. 754 million in 2006 primarily as our initial capitalized investments in the Oracle ERP system have been fully amortized, and due to a lesser extent to broad expense-containment initiatives. Selling expenses as a percentage of total revenues remained stable at 20.7% in 2007, an increase of 15.3% in 2007 compared with Ps. 7,578 million in 2006. Income from operations increased 39.1% to Ps. 2,315 million in 2007 compared with Ps. 1,664 million in 2006, resulting in an operating margin expansion of 1.0 percentage point to 5.5% as a percentage of total revenues for the year, compared with 4.5% in 2006. This margin expansion was driven by gross margin expansion and by better fixed-expense absorption resulting from higher revenues.

FEMSA Consolidated—Net Income

Integral Result of Financing

Net interest expense reached Ps. 3,785 million in 2007 compared with Ps. 3,507 million in 2006 mainly driven by higher interest expense derived from an increase in average total debt during the year. Foreign exchange (loss/gain) amounted to a gain of Ps. 691 million in 2007 compared with a loss of Ps. 217 million in 2006. This gain resulted due to appreciation of the Mexican peso and the Brazilian reais as applied to our U.S. dollar-denominated debt position in 2007.

Monetary position amounted to a gain of Ps. 1,639 million in 2007 compared with a gain of Ps. 1,488 million in 2006. This gain in 2007 represents the positive effects of inflation on monetary items on our increased liabilities recorded in 2007.

Other Expenses

Beginning in 2007, pursuant to Mexican Financial Reporting Standards, we recorded employee profit sharing as part of “other expenses” instead of presenting it within the taxes line. For comparison purposes, we also reflect this change in the information presented for prior periods. Our employee profit sharing expenses amounted to Ps. 553 million in 2007 compared to Ps. 530 million in 2006. Excluding employee profit sharing, other expenses, net decreased 33.6% to Ps. 744 million in 2007 from Ps. 1,120 million in 2006, driven by extraordinary items recorded for strategic projects, mainly at Coca-Cola FEMSA, in 2006.

Taxes

The provision for income taxes in 2007 was Ps. 4,950 million compared to Ps. 4,608 million in 2006, resulting in an effective tax rate of 29.3% compared to 31.8% in 2006, mainly driven by a reduction in the statutory income tax rate in Mexico from 29% in 2006 to 28% in 2007 and less non-deductible expenses.

Net Income

Net income increased 21.1% to Ps. 11,936 million in 2007 compared to Ps. 9,860 million in 2006, driven by income from operations growth and a shift from a loss in foreign exchange in 2006 to a gain in 2007.

Net majority income amounted to Ps. 8,511 million in 2007 compared to Ps. 7,127 million in 2006, an increase of 19.4%. Net majority income in 2007 per FEMSA Unit was Ps. 2.38 ($2.18 per ADS).

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

Total Revenues

Consolidated total revenues increased 13.9% to Ps. 136,120 million in 2006 compared to Ps. 119,462 million in 2005. All of FEMSA’s operations—soft drinks, beer, and retail—contributed to this revenue growth. FEMSA Cerveza was the largest contributor to consolidated total revenue growth in 2006, representing approximately 51.1% of the increase, due to the inclusion of its newly acquired Brazilian beer operations and a 9.3% increase in Mexico beer sales, which reached Ps. 26,227 million in 2006. The remaining growth came primarily from FEMSA Comercio and Coca-Cola FEMSA. FEMSA Comercio’s total revenues increased 18.7% to Ps. 36,835 million, due in large part to the 706 net new stores opened during the year. Coca-Cola FEMSA’s total revenues increased 7.4% to Ps. 64,046 million, mainly due to increased prices and strong volume growth throughout most of its nine countries of operation. This increase was partially offset by Mexico’s continued pricing pressure, which was partly compensated for by price improvements in the other areas.

Gross Profit

Consolidated cost of sales increased 15.1 % to Ps. 73,366 million in 2006 compared to Ps. 63,721 million in 2005. Approximately 79% of this increase resulted from FEMSA Comercio and its OXXO store expansion, and to FEMSA Cerveza, which increased its costs of sales due to the acquisition of Brazilian beer operations.

Consolidated gross profit increased 12.6% to Ps. 62,754 million in 2006 compared to Ps. 55,741 million in 2005. Approximately 52% of this increase resulted from FEMSA Cerveza, due to the inclusion of its newly acquired Brazilian operations. Gross margin decreased 0.6 percentage points to 46.1% of consolidated total revenues in 2006, compared to 46.7% of consolidated total revenues in 2005. The slight decline in consolidated gross margin from 2005 levels resulted from the inclusion of FEMSA Cerveza’s lower margin beer operations in Brazil, and the increased contribution of FEMSA Comercio in our consolidated financial results, which has lower gross margin relative to our other operations, typical of convenience and retail store formats.

Income from Operations

Consolidated operating expenses increased 15.6% to Ps. 44,287 million in 2006 compared to Ps. 38,302 million in 2005. Approximately 56% of this increase was due to FEMSA Cerveza, which increased expenses year-over-year due to the inclusion of its newly acquired Brazilian operations and increased selling expenses in the Mexican market, primarily for advertising and market-related initiatives. As a percentage of total revenues, consolidated operating expenses increase 0.5 percentage points to reach 32.5% in 2006 compared with 32.0% in 2005.

Consolidated administrative expenses increased 12.8% to Ps. 8,973 million in 2006 compared to Ps. 7,957 million in 2005. As a percentage of total revenues, consolidated administrative expenses decreased 0.1 percentage points to reach 6.6% in 2006 compared with 6.7% in 2005. The lower level of administrative expenses relative to total revenue growth resulted from a 0.1% reduction in administrative expenses at Coca-Cola FEMSA and stable administrative expenses as percentage of total revenues at FEMSA Cerveza (excluding Brazil) and FEMSA Comercio.

Consolidated selling expenses increased 16.4% to Ps. 35,314 million in 2006 as compared to Ps. 30,345 million in 2005. Approximately 56% of this increase was due to FEMSA Cerveza and the inclusion of its newly acquired Brazilian operations, and 27% to FEMSA Comercio’s rapid rate of growth. As a percentage of total beer revenues, selling expenses increased 0.6 percentage points to reach 25.9% in 2006 compared to 25.3% in 2005.

We incur various expenses related to the distribution of our products that are accounted for in our selling expenses. During 2006 and 2005, our distribution costs amounted to Ps. 9,921 million and Ps. 9,273 million, respectively. The exclusion of these charges from our cost of sales may result in the amounts reported as gross profit not being comparable to other companies that may include all expenses related to their distribution network in cost of sales when calculating gross profit or an equivalent measure.

Consolidated income from operations increased 5.9% to Ps. 18,467 million in 2006 as compared to Ps. 17,439 million in 2005. Over one-third of this increase resulted from FEMSA Cerveza and its top-line growth combined with gross margin improvements that offset increased operating expenses and the negative impact from the inclusion of the newly acquired Brazilian operations. The remaining amount is attributable to FEMSA Comercio and Coca-Cola FEMSA, representing approximately 30% and 27% respectively. Consolidated operating margin decreased 1.0 percentage point from 2005 levels to 13.6% of consolidated total revenues in 2006. The decrease in operating margin was primarily attributable to the inclusion of FEMSA Cerveza’s Brazilian beer operations, which generated a loss of Ps. 94 million due partly to increased marketing expenses for the brand Kaiser and in part to the launch of the brand Sol, to a margin contraction at our key beverage operations, and to the increased contribution of the OXXO retail chain, which has the lowest operating margin relative to our other core beverage operations.

Some of our subsidiaries pay management fees to us in consideration for corporate services provided to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Coca-Cola FEMSA

Total Revenues

Coca-Cola FEMSA’s total revenues increased 7.4% to Ps. 64,046 million in 2006 compared to Ps. 59,642 million in 2005. Net sales increased 7.8% to Ps. 63,820 million in 2006 compared to Ps. 59,181 million in 2005 and represented 99.6% of total revenues in 2006. Total revenue growth primarily resulted from Brazil, Mexico and Venezuela, accounting for approximately 36%, 18% and 17%of the incremental total revenues, respectively.

Sales volume reached 1,998 million unit cases in 2006 compared to 1,889 million unit cases in 2005, which represents an increase of 5.8%, mainly driven by a 6.4% volume growth of the Coca-Cola brand, which accounted for almost 70% of incremental volume. Sales volume growth in Mexico and Brazil, accounted for over 57% of our incremental volume. Sparkling beverage sales volume grew 5.8% to 1,694.7 million unit cases, driven by incremental volume across all of our territories.

Average price per unit case (calculated by dividing net sales by total sales volume excluding beer in Brazil) remained flat in real terms at Ps. 31.56 (US$ 2.61) during 2006, due to price increases in all our territories except for Mexico and Argentina.

Gross Profit

Cost of sales increased 10.4% to Ps. 33,745 million in 2006 compared to Ps. 30,558 million in 2005. As a percentage of sales, cost of sales increased 1.5 percentage points to reach 52.7% of total revenues in 2006, mainly due to higher sweetener costs in all of our operations, combined with higher plastic bottle prices in some of our territories and higher packaging costs due to a packaging mix shift towards non-returnable presentations.

Gross profit increased 4.2% to Ps.30,301 million in 2006 compared to Ps. 29,084 million in 2005, Brazil and Mexico accounted for over 45% of this growth. Gross margin decreased 1.5 percentage points due to higher cost per unit case in all of our territories, except Mexico and Argentina.

Income from Operations

Operating expenses increased 4.9% to Ps. 20,050 million in 2006 compared to Ps. 19,111 million in 2005 mainly as a result of salary increases ahead of inflation in some of the countries in which we operate, higher operating expenses due to increases in maintenance expenses and freight costs in some territories, and higher marketing investment in our major operations in connection with several initiatives intended to reinforce our presence in the market and to build brand equity. As a percentage of total revenues, operating expenses declined from 32.0% in 2005 to 31.3% in 2006 due to higher fixed-cost absorption, driven by incremental volumes and higher average price per unit case. Administrative expenses increased 5.7% to Ps. 3,540 million in 2006 from Ps. 3,348 million in 2005. Selling expenses increased 4.7% to Ps. 16,510 million in 2006 compared to Ps. 15,763 million in 2005. At 25.8% of total revenues, selling expenses decreased 0.7 percentage points from 2005 levels.

After conducting a thorough analysis, performed by a third party, of the current conditions and expected useful life of our cooler inventories in our territories in Mexico, we decided to modify the useful life of Coca-Cola FEMSA’s coolers in Mexico from five to seven years. We made this decision based on Coca-Cola FEMSA’s equipment maintenance policy and our ability to better manage our cooler platform in the marketplace. This change in estimate, which was accounted for prospectively reduced our amortization expenses by Ps. 132 million in 2006, and increased our operating income by a similar amount.

Income from operations increased 2.8% to Ps. 10,251 million in 2006 compared to Ps. 9,973 million in 2005 as a result of higher fixed-cost absorption due to higher revenues. Growth in operating income in Colombia, Central America and Brazil more than compensated for flat operating income in Mexico and a decline in Venezuela and Argentina. Operating margin decreased by 0.7 percentage points to 16.0% in 2006 compared to 16.7% in 2005, mainly due to higher cost per unit case.

FEMSA Cerveza

Total Revenues

FEMSA Cerveza total revenues increased 27.3% to Ps. 37,919 million in 2006 as compared to Ps. 29,768 million in 2005. Net sales, which include beer and packaging sales, represented 99.4% of total revenues. This growth was primarily due to the inclusion of FEMSA Cerveza’s Brazilian operations, which represented approximately 66% of the increase in total revenues. The remaining growth came from a 9.6% increase in export beer sales, a 9.3% increase in Mexican beer sales and a 6.5% increase in packaging sales.

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

Mexico price per hectoliter increased 3.5% to Ps. 1,010.6 in 2006 compared to Ps. 976.2 in 2005. This strength was driven by (1) the higher price realized from volume brought under direct distribution earlier in the year, (2) a positive mix effect and (3) revenue management and other initiatives aimed at optimizing price points per stock keeping unit and channel while selectively adjusting the margin offered to the retailer.

Brazil

Brazil sales volume was 8.935 million hectoliters in 2006. Brazil price per hectoliter was Ps. 604.1 in 2006.

Export

Export sales volume increased 15.3% to 2.811 million hectoliters in 2006 compared to 2.438 million hectoliters in 2005. This result was slightly above our expectations, in part due to the contribution of Heineken USA, which enabled us to outpace import category growth in the United States for a second year in a row.

Export price per hectoliter decreased 5.0% to Ps. 1,059.0 in 2006 compared to Ps. 1,114.5 in 2005. The decrease in export price reflects a negative foreign exchange rate effect due to the year-on-year real strengthening of the peso, and to a lesser extent due to presentation and channel mix effects as your 24-ounce presentation of Tecate continued to grow in the off-premise trade.

Gross Profit

Cost of sales increased 37.4% to Ps. 16,487 million in 2006 compared to Ps. 11,998 million in 2005. As a percentage of total revenues, cost of sales increased 3.2 percentage points from 2005. The increase relative to total revenue growth resulted from the inclusion of Brazilian beer operations, which has a lower gross margin compared to Mexico and exports. Excluding Brazilian beer operations, as a percentage of revenues, cost of sales would have decreased 0.5 percentage points from 2005.

Gross profit reached Ps.21,432 million in 2006 compared to Ps. 17,770 million in 2005, resulting in a gross margin of 56.5% as compared to 59.7%. The 3.2 percentage point decline from 2005 resulted from the inclusion of Brazilian beer operations. Excluding the Brazilian beer operations, the gross margin would have improved 0.5 percentage points from 2005 due to the benefits of volume-driven fixed cost absorption and increased efficiency compensated for upward pricing pressure from raw materials, particularly aluminum.

Income from Operations

Operating expenses increased 27.9% to Ps. 15,312 million in 2006 compared to Ps. 11,970 million in 2005. Administrative expenses increased 15.1% to Ps. 4,283 million in 2006 compared to Ps. 3,720 million in 2005. Selling expenses increased 33.7% to Ps. 11,029 million in 2006 as compared with Ps. 8,250 million in 2005, from which 63% corresponds to the inclusion of Brazilian beer operations and the remaining 37% reflects changes in the distribution network, enhancements to our infrastructure and compliance-related activities. Approximately 63% of the increase in selling expenses resulted from the inclusion of the Brazilian beer operations, with most of remaining increase resulting from increased selling expenses in the domestic market due to the expense structure of third-party volume brought into direct distribution in the year, incremental services provided to retailers whose margins we adjust, increased activation at the point of sale and a strengthened commercial sales structure.

Income from operations increased 5.5% to Ps. 6,120 million in 2006 compared to Ps. 5,800 million in 2005. This reflects an increase in total revenues on strong volume growth and pricing, combined with higher cost of sales and operating expenses. The inclusion of Brazil resulted in a reduction of Ps. 94 million in total income from operations.

FEMSA Comercio

Total Revenues

FEMSA Comercio total revenues increased 18.7% to Ps. 36,835 million in 2006 compared to Ps. 31,021 million in 2005. The increase in total revenues was mainly a result of the aggressive expansion of the OXXO convenience store chain, which added 706 net new OXXO stores during 2006. As of December 31, 2006, we had 4,847 OXXO stores nationwide. This is OXXO’s 11th consecutive year of increasing the number of net new store openings.

Same-store sales of OXXO increased an average of 8.2% in 2006, reflecting an increase in the average customer ticket of 2.8% and an increase in store traffic of 5.4%. This increase reflects rapid store expansion and stronger category management practices, such as tailored product offerings within the stores.

Gross Profit

Cost of sales increased 17.8% to Ps. 26,839 million in 2006, below total revenue growth, compared with Ps. 22,792 million in 2005. As a result, gross profit reached Ps. 9,996 million in 2006, which represented a 21.5% increase from 2005. Gross margin expanded 0.6 percentage points to reach 27.1% of total revenues, primarily due to the benefit from increased coordinated efforts with our suppliers to provide what we believe to be the right promotions and right products for consumers.

Income from Operations

Operating expenses increased 21.3% to Ps. 8,332 million in 2006 compared with Ps. 6,870 million in 2005. Administrative expenses increased 19.3% to Ps. 754 million in 2006 compared with Ps. 632 million in 2005, due to compliance-related expenses and administrative personnel to support the expanded store base. Selling expenses increased 21.5% to Ps. 7,578 million in 2006 compared with Ps. 6,238 million in 2005, due to an increase in expenses related to the development of direct distribution capabilities, opening of new administrative offices in Colima, Tapachula and Tuxtla, an increase in energy tariffs and consumption as we continue to add to our fast-food capabilities, and increased depreciation expense due to the ongoing renovation of certain OXXO store formats.

Income from operations increased 22.4% to Ps. 1,664 million in 2006 compared with Ps. 1,360 million in 2005. This increase was above revenue growth, and contributed to a 0.1 percentage point increase in operating margin which reached 4.5% in 2006 compared with 4.4% in 2005.

FEMSA Consolidated—Net Income

Integral Cost of Financing

Net interest expense reached Ps. 3,507 million in 2006 compared with Ps. 3,994 million in 2005, resulting from a lower average interest rate and a reduction in peso denominated debt, which has a higher interest rate relative to U.S. dollar-denominated debt.

Foreign exchange (loss/gain) amounted to a loss of Ps. 217 million in 2006 compared with a gain of Ps. 318 million in 2005. This loss resulted from the negative effect of the weakening of the Mexican peso on our U.S. dollar-denominated debt during 2006.

Monetary position amounted to a gain of Ps. 1,488 million in 2006 compared with a gain of Ps. 1,204 million in 2005. The increase in the amount of our gain in 2006 compared with 2005 reflects the inflation on our increased liabilities recorded in 2006.

Taxes

Tax recognized in 2006 amounted to Ps. 4,608 million compared to Ps. 4,620 million in 2005. The 0.26% decrease from 2005 is primarily due a reduction in corporate tax rates. Consequently, the effective tax rate in 2006 was 31.8% compared to 33.7% in 2005.

Beginning in 2007, pursuant to Mexican Financial Reporting Standards, we recorded employee profit sharing in the “other expenses” line, instead of recording it in the “income tax” line. For comparison purposes we are reflecting this change in information presented for 2006

Net Income

Net income increased 8.7% to Ps. 9,860 million in 2006 compared to Ps. 9,073 million in 2005. This increase was due to growth of 6.0% in income from operations combined with a 12.2% decrease in net interest expense, higher gains on monetary position of 23.6%, and a reduction in the effective tax rate, partially offset by an increase in other expenses.

Net majority income amounted to Ps. 7,127 million in 2006 compared with Ps. 5,951 million in 2005, an increase of 19.8% from 2005 levels. Net majority income per FEMSA Unit was Ps. 1.992 in 2006. Net majority income per FEMSA ADS, considering an exchange rate of Ps. 10.9169 per dollar, was US $1.824 in 2006.

Liquidity and Capital Resources

Liquidity

Each of our sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2007, 74.5% of our outstanding consolidated indebtedness was at the level of our sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, we expect to continue to finance our operations and capital requirements primarily at the level of our sub-holding companies. Nonetheless, we may decide to incur indebtedness at our holding company in the future to finance the operations and capital requirements of our subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, we depend on dividends and other distributions from our subsidiaries to service our indebtedness.

We continuously evaluate opportunities to pursue acquisitions or engage in joint ventures or other transactions. We would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness and capital stock.

The principal source of liquidity of each sub-holding company has generally been cash generated from operations. We have traditionally been able to rely on cash generated from operations because a significant majority of the sales of Coca-Cola FEMSA, FEMSA Cerveza and FEMSA Comercio are on a cash or short-term credit basis, and FEMSA Comercio’s OXXO stores are able to finance a significant portion of their initial and ongoing inventories with supplier credit. Our principal use of cash has generally been for capital expenditure programs, debt repayment and dividend payments. The following is a summary of the principal uses of cash for the three years ended December 31, 2007:

Principal Uses of Cash

	For the Year Ended December 31,
	2007	2006	2005
	(in millions of constant Mexican pesos)
Net resources generated by operations	Ps. 18,022	Ps. 16,934	Ps. 15,192
Capital expenditures(1)	(11,257)	(9,422)	(7,508)
Bank loans and notes	(1,191)	5,112	(12,457)
Dividends declared and paid	(1,909)	(1,459)	(1,103)

(1)	Includes property, plant and equipment plus intangible assets and other assets.

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

Our consolidated total indebtedness was Ps. 40,029 million as of December 31, 2007, as compared to Ps. 42,419 million as of December 31, 2006. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 9,364 million and Ps. 30,665 million, respectively, as of December 31, 2007, as compared to Ps. 6,746 million and Ps. 35,673 million, respectively, as of December 31, 2006. Cash and cash equivalents were Ps. 10,456 million as of December 31, 2007, as compared to Ps. 8,766 million as of December 31, 2006.

We believe that our sources of liquidity as of December 31, 2007 were adequate for the conduct of our sub-holding companies’ businesses and that we will have sufficient funds available to meet our expenditure demands and financing needs in 2008 and in the following years.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2007:

	Maturity
	Less than 1 year	1 - 3 years	3 - 5 years	In excess of 5 years	Total
	(in millions of Mexican pesos)
Long-Term Debt
Mexican pesos	Ps. 5,093	Ps. 4,840	Ps. 8,487	Ps. 11,934	Ps. 30,354
U.S. dollars	632	3,411	762	1,155	5,960
Brazilian reais(1)	190	76	—	—	266
Capital Leases
U.S. dollars	2	—	—	—	2
Interest payments(2)
Mexican pesos	2,546	4,052	3,155	2,289	12,042
U.S. dollars	381	442	195	59	1,077
Brazilian reais	14	2	—	—	16
Interest rate swaps(3)
Mexican pesos	249	397	331	430	1,407
Operating leases
Mexican pesos	1,309	2,450	2,197	6,639	12,595
U.S. dollars	720	509	13	—	1,242
Brazilian reais	76	164	22	—	262
Commodity price contracts
U.S. dollars	1,905	504	10	—	2,419
Purchase obligations	514	347	—	—	861
Expected benefits to be paid for pension plans, seniority premiums, post-retirement medical benefits and severance indemnities	639	878	975	2,232	4,724
Other long-term liabilities(4)	—	—	—	4,771	4,771

(1)	Includes the effect of a cross currency swap, pursuant to which ¥ 2,416 million of denominated in Japanese yen long-term debt is swapped for Brazilian reais, in the amount of Ps. 230 million.

(2)	Interest was calculated using long-term debt as of and interest rate amounts in effect on December 31, 2007 without considering interest rate swaps agreements. The debt and applicable interest rates in effect are shown in note 17 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 10.8662 per U.S. dollar, the exchange rate quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2007.

(3)	Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the difference between the interest rate swaps and the nominal interest rates contracted to long-term debt as of December 31, 2007.

(4)	Other long-term liabilities primarily includes contingent liabilities and derivative financial instruments. Other long-term liabilities additionally reflects those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

As of December 31, 2007, Ps. 9,364 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).

As of December 31, 2007, our consolidated average cost of borrowing, after giving effect to the cross currency and interest rate swaps, was approximately 8.7%, very similar to 8.8% in 2006. As of December 31, 2007, after giving effect to cross currency swaps, 76.2% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 20.8% was in U.S. dollars, 1.3% was in Argentine pesos, 1.1% was in Venezuelan bolivars, and the remaining 0.6% was in Brazilian reais.

Overview of Debt Instruments

The following table shows the allocations of total debt of our company as of December 31, 2007:

	Total Debt Profile of the Company
	FEMSA and others	Coca-Cola FEMSA	FEMSA Cerveza	FEMSA Comercio	Total Debt
	(in millions of constant Mexican pesos)
Short-term Debt
U.S. dollars:
Bank loans	—	Ps. 132	Ps. 2,240	—	Ps. 2,372
Argentine pesos:
Bank loans	—	500	—	—	500
Venezuelan bolivars:
Bank loans	—	425	—	—	425
Mexican pesos:
Bank loans	—	—	150	—	150

Long-term Debt(1)
Mexican pesos:
Notes	6,000	8,250	—	—	14,250
Bank loans(2)	1,712	4,549	7,335	—	13,596
U.S. dollars:
Yankee bond	—	3,199	—	—	3,199
Bank loans	—	1,847	914	—	2,761
Leasing	—	2	—	—	2

Units of Investment (UDI)(3)	2,508	—	—	—	2,508
Brazilian reais(4):
Bank Loans	—	—	266	—	266
Total	Ps. 10,220	Ps. 18,904	Ps. 10,905	—	Ps. 40,029

Average Cost(5)
Mexican pesos	9.9%	8.9%	8.9%	—	9.3%
U.S. dollars	—	6.4%	6.5%	—	6.5%
Argentine pesos	—	11.0%	—	—	11.0%
Venezuelan bolivars	—	15.7%	—	—	15.7%
Brazilian reais	—	—	11.4%	—	11.4%
TOTAL	9.9%	8.4%	8.3%	—	8.7%

(1)	Includes the Ps. 5,917 million current portion of long-term debt.

(2)	Guaranteed by FEMSA Comercio.

(3)	Guaranteed by FEMSA Cerveza.

(4)	Includes the effect of cross currency swaps in the amount of Ps. 230 million from Japanese yen to Brazilian reais.

(5)	Includes the effect of cross currency and interest rate swaps.

Restrictions Imposed by Debt Instruments

Generally, the covenants contained in the credit agreements and other instruments governing indebtedness entered into by us or our sub-holding companies include limitations on the incurrence of any additional debt based on debt service coverage ratios or leverage tests. These credit agreements also generally include restrictive covenants applicable to us, our sub-holding companies and their subsidiaries. There are no cross-guarantees between sub-holding companies, and we have not provided guarantees with respect to any of the debt obligations of our sub- holding companies. FEMSA’s obligation of Ps. 2,500 million under its certificados bursátiles is guaranteed by FEMSA Cerveza. Additionally, FEMSA’s obligation of Ps. 1,712 million is guaranteed by FEMSA Comercio. Certain of our financing instruments mentioned above are subject to either acceleration or repurchase at the lender’s or holder’s option if, in the case of FEMSA, the persons exercising control over FEMSA no longer exercise such control and, in the case of FEMSA Cerveza, FEMSA ceases to control FEMSA Cerveza.

We are in compliance with all of our restrictive covenants as of December 31, 2007. A significant and prolonged deterioration in our consolidated results of operations could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Summary of Debt

The following is a summary of our indebtedness by sub-holding company and for FEMSA as of December 31, 2007:

•

Coca-Cola FEMSA. Coca-Cola FEMSA’s total indebtedness was Ps. 18,904 million as of December 31, 2007, as compared to Ps. 20,208 million as of December 31, 2006. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 4,809 million and Ps. 14,095 million, respectively, as of December 31, 2007, as compared to Ps. 3,419 million and Ps. 16,789 million, respectively, as of December 31, 2006. Cash and cash equivalents comprised mainly of Mexican pesos, Brazilian reais, Venezuelan bolivars, and U.S. dollars, representing 50%, 33%, 10% and 4%, respectively. As of December 31, 2007, cash and cash equivalents were Ps. 7,542 million, as compared to Ps. 5,074 million as of December 31, 2006. Approximately Ps. 238 million of cash is considered restricted cash because it has been deposited to settle accounts payable in Venezuela and in Brazil. As of December 31, 2007, Coca-Cola FEMSA had a working capital superavit (defined as the excess of current assets over current liabilities) of Ps. 1,261 million, reflecting the increase in cash and cash equivalents, accounts receivable and other assets.

•

As part of our financing policy, we expect to continue to finance our liquidity needs from cash operations. Nonetheless, as a result of regulations in certain countries in which we operate, it may not be beneficial or, as the case of exchange controls in Venezuela, practicable for us to remit cash generated in local operations to fund cash requirements in other countries. In the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In addition, in the future we may be required to finance our working capital and capital expenditure needs with short-term or other borrowings.

•

Coca-Cola FEMSA’s average cost of debt, after giving effect to cross currency and interest rate swaps, was 6.4% in U.S. dollars, 8.9% in Mexican pesos, 15.7% in Venezuelan bolivars and 11.0% in Argentine pesos as of December 31, 2007 compared to 7.0% in U.S. dollars, 9.5% in Mexican pesos, 8.0% in Colombian pesos, 11.3% in Venezuelan bolivars, and 9.7% in Argentine pesos as of December 31, 2006.

•

FEMSA Cerveza. As of December 31, 2007, FEMSA Cerveza’s total outstanding debt was Ps. 10,905 million, which included Ps. 2,390 million of outstanding short-term trade and working capital loans. As of December 31, 2007, FEMSA Cerveza had Ps. 8,515 million of long-term debt outstanding consisting of bilateral bank loans and equipment financing loans. Cash and cash equivalents comprised of Mexican pesos, Brazilian reais and U.S. dollars, representing 80%, 12% and 8%, respectively. As of December 31, 2007, cash and cash equivalents were Ps. 1,435 as compared to Ps. 2,016 as of December 31, 2006. FEMSA Cerveza’s average cost of debt, after giving effect to interest rate swaps, as of December 31, 2007 was 8.9% in Mexican pesos, 6.5% in U.S. dollars and 11.4% in Brazilian reais.

•	FEMSA Comercio. As of December 31, 2007, FEMSA Comercio does not have outstanding debt.

•

FEMSA and other business. As of December 31, 2007, FEMSA and the companies comprising our other business had total outstanding debt of Ps. 10,220 million, all of which was long term. This consisted of Ps. 2,500 million of certificados bursátiles, which mature in July 2008 and July 2009 and are guaranteed by FEMSA Cerveza, and Ps. 6,008 million of certificados bursátiles, which mature in December 2012 and December 2017 and are guranteed by FEMSA Cerveza, and Ps. 1,712 million which mature in August 2010 and are guaranteed by FEMSA Comercio. FEMSA’s average cost of debt, after giving effect to interest rate swaps, as of December 31, 2007 was 9.9% in Mexican pesos.

Contingencies

We have various loss contingencies, for which reserves have been recorded in those cases where we believe an unfavorable resolution is probable. See “Item 8. Financial Information—Legal Proceedings.” Most of these loss contingencies were recorded as reserves against intangibles recorded as a result of Panamco and Kaiser acquisitions. Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.

The following table presents the nature and amount of the loss contingencies as of December 31, 2007:

Loss Contingencies As of December 31, 2007
(in millions of constant Mexican pesos)
Tax	Ps. 1,725
Legal	268
Labor	649

TOTAL	Ps. 2,642

As is customary in Brazil, we have been asked by the tax authorities to collateralize tax contingencies currently in litigation in respect of Ps. 1,887 by pledging fixed assets and entering into available lines of credit to cover such contingencies.

We have other contingencies for which we have not recorded a reserve. These contingencies or our assessment of them may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of December 31, 2007 the aggregate amount of contingencies for which we have not recorded a reserve was $311 million. These contingencies have been classified as less than probable by our legal counsel.

Capital Expenditures

For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures reached Ps. 11,257 million in 2007 compared to Ps. 9,422 million in 2006, an increase of 19.5%. This was primarily due to an increase in capital expenditures at FEMSA Cerveza and Coca-Cola FEMSA. The principal components of our capital expenditures have been for equipment, market-related investments and production capacity and distribution network expansion at both Coca-Cola FEMSA and FEMSA Cerveza. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2008

Our capital expenditure budget for 2008 is expected to be approximately $1.4 billion. The following discussion is based on each of our sub-holding companies’ internal 2008 budgets. The capital expenditure plan for 2008 is subject to change based on market and other conditions and the subsidiaries’ results of operations and financial resources.

Coca-Cola FEMSA’s capital expenditures in 2008 are expected to be approximately $470 million. Coca-Cola FEMSA’s capital expenditures in 2008 are primarily intended for:

•	investment in manufacturing lines;

•	returnable bottles and cases;

•	market investments (primarily for the placement of refrigeration equipment); and

•	improvements throughout distribution network.

Coca-Cola FEMSA estimates that the projected capital expenditures for 2008 will be evenly divided between its Mexican and non-Mexican territories.

FEMSA Cerveza’s capital expenditure budget for 2008 is expected to be approximately $733 million. FEMSA Cerveza expects to allocate part of this budget for investments in its manufacturing facilities in Mexico and Brazil, related to the construction of the Meoqui beer plant and glass bottle facility, and in marginal capacity expansions of its breweries and equipment modernization. FEMSA Cerveza also expects to apply a portion of this budget towards the improvement of its distribution assets, including new and replacement vehicles, the maintenance of a secondary distribution fleet and information technology systems. In addition, FEMSA Cerveza plans to invest in commercial and market-related activities such as the enhancement of its retail coverage, the development of long-term sponsorships and the placement of refrigeration equipment nationwide.

FEMSA Comercio’s capital expenditure budget in 2008 is expected to total approximately $172 million, and will be allocated to the opening of new OXXO stores and to a lesser extent to the refurbishing of existing OXXO stores. In addition, investments are planned in FEMSA Comercio’s information technology, ERP software updates and transportation equipment.

Hedging Activities

Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative instruments as of December 31, 2007 The fair market value is obtained mainly from external sources, which are our counterparties to the contracts.

	Fair Value At December 31, 2007
	Maturity less than 1 year	Maturity 1 - 3 years	Maturity 3 - 5 years	Maturity in excess of 5 years	Fair Value Asset (Liability)
	(in millions of constant Mexican pesos)
Prices quoted by external sources	(164)	(171)	(139)	17	(457)

Plan for the Disposal of Certain Fixed Assets

We have identified certain fixed assets consisting of land, buildings and equipment for disposal, and we have an approved program for disposal of these fixed assets. These assets are not in use and have been valued at their estimated net realizable value without exceeding their restated acquisition cost. These assets are allocated as follows:

	December31,
	2007		2006
	(in millions of constant Mexican pesos)
Coca-Cola FEMSA	Ps.	94	Ps.	196
FEMSA Cerveza		218		293
FEMSA and other		250		307

Total	Ps.	562	Ps.	796

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

U.S. GAAP Reconciliation

The principal differences between Mexican Financial Reporting Standards and U.S. GAAP that affect our net income and majority stockholders’ equity relate to the accounting treatment of the following items:

•	consolidation of our subsidiary Coca-Cola FEMSA, which is a consolidated subsidiary for purposes of Mexican Financial Reporting Standards but presented under the equity method for U.S. GAAP purposes;

•	FEMSA’s minority interest acquisition and sales;

•	deferred income taxes and deferred employee profit sharing;

•	restatement of imported machinery and equipment;

•	capitalization of integral result of financing;

•	labor liabilities, and

•	start-up expenses.

For a more detailed description of the differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us, as well as U.S. GAAP consolidated balance sheets, statements of income and comprehensive income, changes in stockholders’ equity and cash flows for the same periods presented for Mexican Financial Reporting Standards purposes and a reconciliation of net income and stockholders’ equity under Mexican Financial Reporting Standards to net income and stockholders’ equity under U.S. GAAP, see notes 26 and 27 to our audited consolidated financial statements.

Pursuant to Mexican Financial Reporting Standards, our audited consolidated financial statements recognize certain effects of inflation in accordance with Bulletin B-10. These effects were not reversed in our U.S. GAAP financial information.

Under U.S. GAAP, we had net income of Ps. 8,557 million and Ps. 6,973 million in 2007 and 2006, respectively. Under Mexican Financial Reporting Standards, we had net majority income of Ps. 8,511 million and Ps. 7,127 million in 2007 and 2006, respectively. In 2007, net income under U.S. GAAP was higher than net majority income under Mexican Financial Reporting Standards, mainly as a result of the effect of deferred income taxes and deferred employee profit sharing.

Stockholders’ equity under U.S. GAAP as of December 31, 2007 and 2006 was Ps. 82,606 million and Ps. 73,925 million, respectively. Under Mexican Financial Reporting Standards, majority stockholders’ equity as of December 31, 2007 and 2006 was Ps. 64,578 million and Ps. 56,654 million, respectively. The principal reasons for the difference between stockholders’ equity under U.S. GAAP and majority stockholders’ equity under Mexican Financial Reporting Standards were the effect of the goodwill generated by the minority interest acquisitions, deferred income tax, labor liabilities, deferred employee profit sharing and start-up expenses.

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

In accordance with our bylaws and article 24 of the Mexican Securities Law, at least 25% of the members of our board of directors must be independent, (as defined by the Mexican Securities Law).

The board of directors may designate interim directors in the case that a director is absent or an elected director and corresponding alternate are unable to serve. Such interim directors shall serve until the next shareholders meeting, at which the Shareholders shall elect a replacement.

Our bylaws provide that the board of directors shall meet at least once every 3 months. Actions by the board of directors must be approved by at least a majority of the directors present and voting. The chairman of the board of directors, the chairman of our audit or corporate practices committee, or at least 25% of our directors may call a board of directors’ meeting and include matters in the meeting agenda.

Series “B” Directors

Eugenio Garza Lagüera	Born:	December 1923
Director and Honorary	First elected:	1960
Life Chairman	Term expires:	2009* *Mr. Garza Lagüera passed away on May 24, 2008.
	Other directorships:	Honorary Life Chairman of Coca-Cola FEMSA, Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM) and BBVA Bancomer
	Business experience:	Joined FEMSA in 1946 in the research department of Cuauhtémoc
	Education:	Holds degrees in chemical engineering from the University of Texas and in business administration from ITESM
	Alternate director:	Mariana Garza de Treviño(1)(2)

José Antonio Fernández Carbajal(3)	Born:	February 1954
Director and Chairman of the Board	First elected (Chairman):	2001
	First elected (Director):	1984
	Term expires:	2009
	Principal occupation:	Chief Executive Officer of FEMSA
	Other directorships:	Chairman of the board of Coca-Cola FEMSA, Vice-Chairman of the board of ITESM and member of the boards of BBVA Bancomer, BBVA Bancomer, S.A., Industrias Peñoles, S.A.B. de C.V. (Peñoles), Grupo Industrial Bimbo, S.A.B. de C.V. (Bimbo), Grupo Televisa S.A.B. and Controladora Vuela Compañia de Aviación S.A. de CV (“Volaris”)
	Business experience:	Joined FEMSA’s strategic planning department in 1987, held managerial positions at FEMSA Cerveza’s commercial division and OXXO and appointed our Chief Executive Officer in 1995
	Education:	Holds a degree in industrial engineering and an MBA from ITESM
	Alternate director:	Federico Reyes García

Bárbara Garza de Braniff (1)(2)	Born:	April 1958
Director	First elected:	2005
	Term expires:	2009
	Principal occupation:	Private investor
	Business experience:	Former President / Chief Executive Officer of Alternativas Pacíficas, A.C., (a non-profit organization)
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Eva Garza de Fernández (1) (4)

José Calderón Rojas	Born:	July 1954
Director	First elected:	2005
	Term expires:	2009
	Principal occupation:	Chairman of the board of Directors and Executive Vice-President of Servicios Administrativos de Monterrey, S.A. de C.V., Regio Franca, S.A. de C.V., Franca Servicios, S.A. de C.V. and Franca Industrias, S.A. de C.V.
	Other directorships:	Member of the Board of BBVA Bancomer and Alfa, S.A.B. de C.V. (“Alfa”)
	Education:	Holds a law degree from the Universidad Autónoma de Nuevo León (UANL) and completed specialization studies in tax at UANL
	Alternate director:	Francisco José Calderón Rojas(5)

Consuelo Garza de Garza(6)	Born:	October 1930
Director	First elected:	1995
	Term expires:	2009
	Business experience:	Founder and former President of Asociación Nacional Pro-Superación Personal, (a non-profit organization)
	Alternate director:	Alfonso Garza Garza(7)
Max Michel Suberville	Born:	July 1932
Director	First elected:	1985
	Term expires:	2009
	Principal occupation:	Honorary Chairman of the Board of El Puerto de Liverpool, S.A.B. de C.V.
	Other directorships:	Member of the boards of Grupo Lamosa, S.A.B. de C.V., Industrias Peñoles, S.A. de C.V., and Grupo Nacional Provincial, S.A. (GNP)
	Education:	Holds a graduate degree from The Massachusetts Institute of Technology and completed post-graduate studies at Harvard University
	Alternate director:	Max Michel González(8)

Alberto Bailleres	Born:	August 1931
Director	First elected:	1995
	Term expires:	2009
	Principal occupation:	Chairman of the boards of Grupo BAL, S.A. de C.V. Peñoles, GNP, Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Profuturo, S.A.B. de C.V. and Instituto Tecnológico Autónomo de México.
	Other directorships:	Member of the boards of BBVA Bancomer, BBVA Bancomer, S.A., BBVA Bancomer Servicios, S.A., Dine, S.A.B. de C.V. (formerly Grupo Desc) (Dine), Televisa, Grupo Kuo, S.A.B. de C.V. (formerly Grupo Desc) (Kuo) and Valores Mexicanos Casa de Bolsa, S.A. de C.V.
	Education:	Holds an economics degree from Instituto Tecnológico Autónomo de México
	Alternate director:	Arturo Fernández Pérez

Francisco Javier Fernández Carbajal(9)	Born:	April 1955
Director	First elected:	2005
	Term expires:	2009
	Principal occupation:	Private business consultant
	Other directorships:	Chairman of the boards of Primero Fianzas, S.A. de C.V. and Primero Seguros, S.A. de C.V. Member of the boards of Visa, Inc., Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Fresnillo, Ltd., Base Internacional, Casa de Bolsa.
	Education:	Holds degrees in mechanical and electrical engineering from ITESM and an MBA from Harvard Business School
	Alternate director:	Javier Astaburuaga Sanjines

Ricardo Guajardo Touché	Born:	May 1948
Director	First elected:	1988
	Term expires:	2009
	Principal occupation:	Former Chairman of the Board of BBVA Bancomer
	Other directorships:	Member of the Board of El Puerto de Liverpool, S.A.B. de C.V., Alfa, BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR), Bimbo and Coca-Cola FEMSA.
	Business experience:	Has held senior executive positions in our company, Grupo AXA, S.A. de C.V. and Valores de Monterrey, S.A. de C.V.
	Education:	Holds degrees in electrical engineering from ITESM and the University of Wisconsin and a masters degree from the University of California at Berkeley
	Alternate director:	Othón Páez Garza(10)

Alfredo Livas Cantú	Born:	July 1951
Director	First elected:	1995
	Term expires:	2009
	Principal occupation:	President of Praxis Financiera, S.C.
	Other directorships:	Member of the boards of Grupo Jomar, S.A. de C.V., British American Tobacco (Mexican board), Grupo Acosta Verde, Thermotek and Grupo Fianciero Banorte (alternate)
	Business experience:	Joined FEMSA in 1978 and held several positions in the areas of financial planning and treasury and served as Chief Financial Officer from 1989 to 1999
	Education:	Holds an economics degree from UANL and an MBA and masters degree in economics from the University of Texas
	Alternate Director:	Sergio Deschamps Ebergenyi

Roberto Servitje Sendra	Born:	January 1928
Director	First elected:	1995
	Term expires:	2009
	Principal occupation:	Chairman of the board of Bimbo S.A.B.
	Other directorships:	Member of the boards of Chrysler de México, S.A. de C.V., Grupo Altex, S.A. de C.V., Escuela Bancaria y Comercial, Memorial Hermann International and ASUR.
	Business experience:	Founding member and active chairman of Bimbo
	Education:	Holds a PMD degree from Harvard University
	Alternate director:	Juan Guichard Michel(8)

Carlos Salguero	Born:	October 1929
Director	First elected:	1995
	Term expires:	2009
	Business experience:	Former Executive Vice President of Phillip Morris International
	Other directorships:	Member of the boards of Hotel Esencia, México, City Net, España and Mazarron Beach. Former member of the boards of Tabacalera Mexicana, S.A. de C.V., Tabacalera Costarricense, S.A., Tabacalera Centroamericana, S.A. and other Latin American companies
	Education:	Holds a business degree from the Columbian Faculty of Economic Sciences, postgraduate studies in economics and management from Albany Business College and University College (Syracuse) and received an Honor for Civil Merit by H.M. the King of Spain in 1995
	Alternate director:	Alfonso González Migoya

Paulina Garza de Marroquín(1)(2)	Born:	March 1972
Director	First elected:	1999 as alternate; 2004 as main Board Member
	Term expires:	2009
	Business experience:	Private Investor
Other directorships:
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Carlos Salazar Lomelín

José Manuel Canal Hernando	Born:	February 1940
Director	First elected:	2003
	Term expires:	2009
	Principal occupation:	Private consultant
	Other directorships:	Chairman of the board of Banco Compartamos, S.A. Member of the boards of Coca-Cola FEMSA and member of its audit committee; ALSEA, S.A.B. de C.V. and chairman of its audit committee. Member of the boards and audit committees of Dine and Kuo.
	Business experience:	Former managing partner at Ruiz, Urquiza y Cía, S.C. from 1981 to 1999, acted as our statutory examiner from 1984 to 2002, presided in the Committee of Surveillance of the Mexican Institute of Finance Executives, has participated in several commissions at the Mexican Institute of Public Accountants and has extensive experience in financial auditing for holding companies, banks and financial brokers
	Education:	Holds a CPA degree from the Universidad Nacional Autónoma de México
	Alternate director:	Ricardo Saldívar Escajadillo

Series “D”

Directors

Armando Garza Sada	Born:	June 1957
Director	First elected:	2006
	Term expires:	2009
	Principal occupation:	Executive Vice-President of Corporate Development of Alfa, S.A.B. de C.V.
	Other directorships:	Member of the Board of Directors of Alfa, Grupo Gigante, S.A. de C.V., El Puerto de Liverpool. S.A.B. de C.V., Grupo Lamosa S.A.B. de C.V., Bolsa Mexicana de Valores, S.A.B. de C.V. and CYDSA, S.A.B. de C.V.
	Business experience:	He has a long professional career in Alfa, former Chief Executive Officer at Sigma Alimentos, S.A. de C.V.
	Education:	Holds a degree in industrial engineering from ITESM and a MBA from Stanford University
	Alternate director:	Eduardo Padilla Silva

Alexis E. Rovzar de la Torre	Born:	July 1951
Director	First elected:	1989
	Term expires:	2009
	Principal occupation:	Executive Partner at White & Case, S.C. law firm
	Other directorships:	Member of the boards of Coca-Cola FEMSA (chairman of its audit committee), Grupo Bimbo S.A.B. de C.V., Bank of Nova Scotia, and Grupo ACIR, S.A. de C.V.
	Business experience:	Expert in private and public mergers and acquisitions as well as other aspects of financial law and has been advisor to many companies on international business and joint venture transactions
	Education:	Holds a law degree from the Universidad Nacional Autónoma de México
	Alternate director:	Francisco Zambrano Rodríguez

Helmut Paul	Born:	March 1940
Director	First elected:	1988
	Term expires:	2009
	Principal occupation:	Owner of H. Paul & Company LLC (a corporate finance advisory firm)
	Other directorships:	Member of the boards of Zurich Emerging Markets Solutions and Coca-Cola FEMSA.
	Business experience:	Ex-director Latin-America International Finance Corporation (IFC), and senior advisor of Darby Overseas Investment, Ltd.
	Education:	Holds an MBA from the University of Hamburg
	Alternate director:	Antonio Elosúa Muguerza

Lorenzo H. Zambrano	Born:	March 1944
Director	First elected:	1995
	Term expires:	2009
	Principal occupation:	Chairman and Chief Executive Officer of Cemex, S.A.B. de C.V.
	Other directorships:	Member of the boards of IBM Corporation, Alfa, S.A.B. de C.V. (Human Resources Committee), Vitro, S.A.B. de C.V. (Chairman of the Compensation Committee), Grupo Televisa, S.A.B. de C.V. and Grupo Financiero Banamex, S.A. de C.V., and member of Citigroup’s International Advisory Board.
	Education:	Holds a degree in mechanical engineering and administration from ITESM and an MBA from Stanford University
	Alternate director:	Francisco Garza Zambrano

Robert E. Denham	Born:	August 1945
Director	First elected:	2001
	Term expires:	2009
	Principal occupation:	Partner of Munger, Tolles & Olson LLP law firm
	Other directorships:	Member of the Boards of Wesco Financial Corporation, US Trust Company, Lucent Technologies, Inc. and Chevron Corp.
	Business experience:	Former Chief Executive Officer of Salomon Inc., representative to the APEC Business Advisory Council and member of the OECD Business Sector Advisory Group on Corporate Governance
	Education:	Magna cum laude graduate from the University of Texas, holds a JD from Harvard Law School and a masters degree in Government from Harvard University
	Alternate director:	José González Ornelas

(1)	Daughter of Eugenio Garza Lagüera.

(2)	Sister-in-law of José Antonio Fernández Carbajal.

(3)	Son-in-law of Eugenio Garza Lagüera.

(4)	Wife of José Antonio Fernández Carbajal.

(5)	Brother of José Calderón Rojas.

(6)	Sister of Eugenio Garza Lagüera.

(7)	Son of Consuelo Garza de Garza.

(8)	Son of Max Michel Suberville.

(9)	Brother of José Antonio Fernández Carbajal.

(10)	Nephew of Max Michel Suberville.

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

	Education:	Holds a degree in Industrial Engineering from ITESM and an MBA from IPADE

Genaro Borrego Estrada Director of Corporate Affairs	Born: Joined FEMSA: Appointed to current position:	February, 1949 2007 2007

Professional Experience:

Constitutional Governor of the Mexican State of Zacatecas from 1986 to 1992, General Director of the Mexican Social Security Institute from 1993 to 2000, and Senator in Mexico for the State of Zacatecas from 2000 to 2006.

	Education:	Holds a bachelor’s degree in International Relations from the Universidad Iberoamericana.

Carlos Aldrete Ancira General Counsel and Secretary	Born: Joined FEMSA: Appointed to current position: Directorships:	August 1956 1979 1996 Secretary of the Board of directors of FEMSA and secretary of the board of directors of all of the sub-holding companies
	Business experience within FEMSA:	Extensive experience in international business and financial transactions, debt issuances and corporate restructurings and expertise in securities and private mergers and acquisitions law
	Education:	Holds a law degree from the UANL and a masters degree in Comparative Law from the College of Law of the University of Illinois

FEMSA Cerveza

Jorge Luis Ramos Santos Chief Executive Officer	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:

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
Other business experience:

Had a 20-year career in Alfa, culminating with a ten-year tenure as Chief Executive Officer of Terza, S.A. de C.V., major areas of expertise include operational control, strategic planning and financial restructuring

	Education:	Holds a degree in mechanical engineering from ITESM and an MBA from Cornell University

Compensation of Directors and Senior Management

The compensation of Directors is approved at the annual ordinary general shareholders meeting. For the year ended December 31, 2007, the aggregate compensation paid to our directors was approximately Ps. 5.3 million.

For the year ended December 31, 2007, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 1,290 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described below. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2007, amounts set aside or accrued for all employees under these retirement plans were Ps. 6,562 million, of which Ps. 2,902 million is already funded.

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

Shares were granted in 2003 under this plan, and the plan was terminated in February 2008.

EVA Stock Incentive Plan

In 2005, we, along with our subsidiaries, commenced a new stock incentive plan for the benefit of our executive officers, which we refer to as the EVA stock incentive plan. This plan replaced the stock incentive plan described above and was developed using as the main metric for the first three years of the plan for evaluation the Economic Value Added, or EVA, framework developed by Stern Stewart & Co., a compensation consulting firm. Under the EVA stock incentive plan, eligible executive officers are entitled to receive a special cash bonus, which will be used to purchase shares.

Under this plan, each year, our Chief Executive Officer in conjunction with our board of directors, together with the chief executive officer of the respective sub-holding company, determines the amount of the special cash bonus used to purchase shares. This amount is determined based on each executive officer’s level of responsibility and based on the EVA generated by Coca-Cola FEMSA or FEMSA, as applicable.

The shares are administrated by a trust for the benefit of the selected executive officers. Under the EVA stock incentive plan, each time a special bonus is assigned to an executive officer, the executive officer contributes the special bonus received to the administrative trust. Pursuant to the plan, the administrative trust acquires BD Units of FEMSA or, in the case of officers of Coca-Cola FEMSA, a specified proportion of publicly traded local shares of FEMSA and Series L Shares of Coca-Cola FEMSA on the Mexican Stock Exchange using the special bonus contributed by each executive officer. The ownership of the publicly traded local shares of FEMSA and, in the case of Coca-Cola FEMSA executives, the Series L Shares of Coca-Cola FEMSA vests at a rate per year equivalent to 20% of the number of publicly traded local shares of FEMSA and Series L Shares of Coca-Cola FEMSA.

As of May 30, 2008, the trust that manages the EVA stock incentive plan holds a total of 9,781,435 BD Units of FEMSA and 2,471,075 Series L Shares of Coca-Cola FEMSA, each representing 0.05% and 0.13% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

Insurance Policies

We maintain life insurance policies for all of our employees. These policies mitigate the risk of having to pay death benefits in the event of an industrial accident. We maintain a directors and officers’ insurance policy covering all directors and certain key executive officers for liabilities incurred in their capacities as directors and officers.

Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of May 30, 2008, 6,914,592,885 Series B Shares representing 74.78% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”

The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of May 30, 2008 beneficially owned by our directors who are participants in the voting trust, other than the shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
Beneficial Owner	Shares	Percent of Class	Shares	Percent of Class	Shares	Percent of Class
The estate of Eugenio Garza Lagüera	7,566,600	0.08%	26,654,808	0.62%	26,654,808	0.62%
Consuelo Garza de Garza	63,024,300	0.68%	12,754,950	0.30%	12,754,950	0.30%
Max Michel Suberville	0	0.00%	34,759,260	0.80%	34,759,260	0.80%
Alberto Bailleres	3,093,825	0.03%	11,192,112	0.26%	11,192,112	0.26%
Juan Guichard Michel	366,930	—	0	0.00%	0	0.00%
Alfonso Garza Garza	19,200	—	324,306	0.01%	324,306	0.01%

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

Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. Each committee has a secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors:

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

•

The Finance Committee. Responsibilities include (1) evaluating the investment and financing policies proposed by the Chief Executive Officer; and (2) evaluating risk factors to which the corporation is exposed, as well as evaluating its management policies. The current Finance Committee members are: Ricardo Guajardo Touché (chairman), Federico Reyes García, Robert E. Denham, Francisco Javier Fernandez Carbajal and Alfredo Livas Cantú. Javier Astaburuaga Sanjines is the appointed secretary of this committee.

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

Employees

As of December 31, 2007, our headcount by geographic region was as follows: 70,603 in Mexico, 5,282 in Central America, 7,961 in Colombia, 7,980 in Venezuela, 9,786 in Brazil and 3,408 in Argentina. We include in headcount employees of third party distributors who we do not consider to be our employees. The table below sets forth headcount for the years ended December 31, 2007, 2006 and 2005:

	Headcount for the Year Ended December 31,
	2007		2006			2005
	Non-Union	Union	Total	Non-Union	Union	Non-Union	Union
Sub-holding company
Coca-Cola FEMSA(1)	32,657	25,465	58,122	31,695	24,987	32,632	23,003
FEMSA Cerveza	13,751	10,708	24,459	13,426	10,570	11,765	8,049
FEMSA Comercio(2)	4,488	11,336	15,824	4,072	7,380	3,863	5,371
Other	2,661	3,954	6,615	1,978	3,662	1,943	4,105

Total	53,557	51,463	105,020	51,171	46,599	50,203	40,528

(1)	Includes employees of third party distributors who we do not consider to be our employees of 16,089, 16,745 and 16,421 in 2007, 2006, and 2005, respectively.

(2)	Does not include non-management store employees, who are employed directly by each individual store.

As of December 31, 2007, our subsidiaries had entered into 420 collective bargaining or similar agreements with personnel employed at our operations. Each of the labor unions in Mexico is associated with one of 10 different national Mexican labor organizations. In general, we have a good relationship with the labor unions throughout our operations, except for in Colombia and Venezuela, which are the subject of significant labor-related litigation. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA.” The agreements applicable to our Mexican operations generally have an indefinite term and provide for an annual salary review and for review of other terms and conditions, such as fringe benefits, every two years.

The table below sets forth the number of collective bargaining agreements and unions for our employees:

Collective Bargaining Labor Agreements Between

Sub-holding Companies and Unions

As of December 31, 2007

Sub-holding Company	Collective Bargaining Agreements	Labor Unions
Coca-Cola FEMSA	106	41
FEMSA Cerveza	157	8
FEMSA Comercio(1)	80	9
Others	77	10
Total	420	68

(1)	Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to the company as of May 30, 2008. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of May 30, 2008

	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Total Shares of FEMSA Common Stock
	Shares Owned	Percent of Class	Shares Owned	Percent of Class	Shares Owned	Percent of Class
Shareholder
Technical Committee and Trust Participants under the Voting Trust(4)	6,914,592,885	74.78%	0	0%	0	0%	38.65%

(1)	As of May 30, 2008, there were 9,246,420,270 Series B Shares outstanding.

(2)	As of May 30, 2008, there were 4,322,355,540 Series D-B Shares outstanding.

(3)	As of May 30, 2008, there were 4,322,355,540 Series D-L Shares outstanding.

(4)	As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), the estate of Eugenio Garza Lagüera, Paulina Garza Lagüera Gonda, Bárbara Garza de Braniff, Mariana Garza Lagüera Gonda, Eva Gonda Rivera, Eva Maria Garza Lagüera Gonda, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres González, Maria Teresa Gual Aspe de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the estate of Eugenio Garza Lagüera), Corbal, S.A. de C.V. (controlled by Alberto Bailleres Gonzalez), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David) and BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard).

As of May 30, 2008, there were 296 holders of record of ADSs in the United States, which represented approximately 69.9%% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

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

We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans, bond offerings in the local capital markets and credit line facilities, with subsidiaries of BBVA Bancomer, a financial services holding company of which José Antonio Fernández Carbajal, our Chairman and Chief Executive Officer, Alberto Bailleres and Ricardo Guajardo Touché, who is also a director of FEMSA, are directors. We made interest expense payments to BBVA Bancomer in respect of these transactions of Ps. 305 million, Ps. 257 million and Ps. 253 million as of the end of December 31, 2007, 2006 and 2005, respectively. The total amount due to BBVA Bancomer as of the end of December 31, 2007 and 2006 were Ps. 1,712 million and Ps. 1,776 million, respectively.

We maintain an insurance policy covering auto insurance and medical expenses for executives issued by Grupo Nacional Provincial, S.A., an insurance company of which the chairman of the board and chief executive officer is Alberto Bailleres, one of our directors. The aggregate amount of premiums paid under these policies was approximately Ps. 31 million, Ps. 41 million and Ps. 54 million in 2007, 2006 and 2005, respectively.

FEMSA Comercio in its ordinary course of business, purchased Ps. 1,324 million, Ps. 1,034 million and Ps. 950 million in 2007, 2006 and 2005, respectively, in baked goods and snacks for its stores from subsidiaries of Grupo Bimbo S.A.B. de C.V., of which the chairman of the board is Roberto Servitje, a director of FEMSA. Additionally, FEMSA Comercio purchased Ps. 1,064 million, Ps. 775 million and Ps. 628 million in 2007, 2006 and 2005, respectively, in cigarettes from British American Tobacco Mexico (BAT Mexico), of which Alfredo Livas Cantú, who is member of the board of directors of FEMSA, is also a member of the board of directors of BAT Mexico. These purchases were entered into in the ordinary course of business, and we believe they were made on terms comparable to those that could be obtained in arm’s length negotiations with unaffiliated third parties.

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

Business Transactions between Coca-Cola FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with The Coca-Cola Company and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total payments by Coca-Cola FEMSA to The Coca-Cola Company for concentrates were approximately Ps. 12,239 million, Ps. 10,322 million and Ps. 9,112 million in 2007, 2006 and 2005, respectively. Coca-Cola FEMSA and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to Coca-Cola FEMSA’s refrigeration equipment investment program. Coca-Cola FEMSA received contributions to its marketing expenses, which include its refrigeration equipment investment program, of Ps. 1,582 million, Ps. 1,261 million and Ps. 1,098 million in 2007, 2006 and 2005, respectively.

On December 2007 and May 2008, Coca-Cola FEMSA sold certain of its proprietary brands to The Coca-Cola Company. These trademarks are now being licensed to Coca-Cola FEMSA by The Coca-Cola Company.

In Argentina, Coca-Cola FEMSA purchases a portion of its plastic ingot requirements for producing plastic bottles and all of its returnable bottle requirements from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina, S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil in which The Coca-Cola Company has a substantial interest.

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

On November 8, 2007, Administración S.A.P.I. de C.V., a Mexican company jointly owned by Coca-Cola FEMSA and The Coca-Cola Company, acquired 58,350,908 shares, representing 100% of the shares of capital stock of Jugos del Valle, for US$ 370 million (Ps. 4,020 million), paid in cash, assuming liabilities of US$ 86 million (Ps. 934 million).

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See pages F-1 through F-56, incorporated herein by reference.

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

The case was inactive until May 2005, when the Mexican Antitrust Commission ordered the reopening of the proceeding. In the proceeding, the Mexican Antitrust Commission determined, as in its first instance resolution, that the Coca-Cola bottlers engaged in monopolistic practices and (1) ordered the immediate suspension of such practices of alleged exclusivity arrangements and (2) imposed a fine of approximately Ps. 10.5 million to each of the six subsidiary companies investigated.

Coca-Cola FEMSA filed an amparo proceeding challenging this rule in Mexican federal court, and an order was issued in its favor that granted protection against the resolution of the Mexican Antitrust Commission. The Mexican Antitrust Commission and the plaintiffs appealed this order before a Tribunal Colegiado de Circuito (Mexican Federal Court), which in turn sent the case to the Suprema Corte de Justicia de la Nación (Mexican Supreme Court) to render a final decision on this matter based on constitutional questions. The Mexican Supreme Court rendered a decision and sent the case back to the Mexican Federal Court. In May 2008, a final judgment was issued by the Mexican Federal Court against two of Coca-Cola FEMSA’s subsidiaries imposing a fine of approximately Ps. 10.5 million to each company. Coca-Cola FEMSA is still awaiting the final judgment for the remaining four subsidiaries.

In March 2003, in a separate proceeding, the Mexican Antitrust Commission started an investigation involving The Coca-Cola Company, Coca-Cola FEMSA and certain other Coca-Cola bottlers due to complaints filed by some retailers and Ajemex, S.A. de C.V. (Big Cola). In September 2003, the Mexican Antitrust Commission requested certain Coca-Cola bottlers, including some of Coca-Cola FEMSA’s Mexican subsidiaries, to provide information. Coca-Cola FEMSA initiated amparo proceedings, and a Mexican federal court issued a final ruling stating that the requests for information were unconstitutional. In August 2004, however, as a result of the investigation, the Mexican Antitrust Commission issued several Oficios de Presunta Responsabilidad (Statement of Charges) asserting that Coca-Cola FEMSA and its Mexican operating subsidiaries, as well as other bottlers, engaged in monopolistic practices and requested additional information. Coca-Cola FEMSA replied to the statement of charges by offering certain evidence, including expert witness reports, which were rejected by the Mexican Antitrust Commission.

The Mexican Antitrust Commission subsequently issued a new order requesting market information. Coca-Cola FEMSA challenged this request in Mexican federal court again through amparo proceedings. The Mexican Antitrust Commission initiated a period for the offering of pleadings during which Coca-Cola FEMSA filed the relevant pleadings. The Mexican Antitrust Commission issued a resolution, whereby it was determined that certain of Coca-Cola FEMSA’s Mexican subsidiaries engaged in anticompetitive practices and (1) ordered the immediate suspension of such practices of alleged exclusivity arrangements conditioned dealing and (2) imposed a fine of approximately Ps. 10.5 million to each of the six Coca-Cola FEMSA subsidiary companies investigated.

The investigated companies filed an appeal before the Mexican Antritrust Commission, which affirmed its prior resolution. Coca-Cola FEMSA filed an amparo proceeding challenging this ruling and the court issued a judgment against Coca-Cola FEMSA. Coca-Cola FEMSA appealed this order before a Mexican federal court, which in turn sent the case to the Mexican Supreme Court to render a final decision on this matter based on constitutional questions. The Mexican Supreme Court rendered a decision and sent the case back to the Mexican Federal Court. In June 2008, Coca-Cola FEMSA was informed that a final judgment was issued against the six Coca-Cola FEMSA subsidiary companies. Coca-Cola FEMSA has not yet received the text of the resolution.

Central America

Antitrust Matters in Costa Rica

During August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission), pursuant to a complaint filed by PepsiCo. and its bottler in Costa Rica, initiated an investigation of the sales practices of The Coca-Cola Company and Coca-Cola FEMSA’s Costa Rican subsidiary for alleged monopolistic practices in retail distribution, including sales exclusivity arrangements. A ruling from the Costa Rican Antitrust Commission was issued in July 2004, which found the company engaged in monopolistic practices with respect to exclusivity arrangements, pricing and the sharing of refrigeration equipment under certain limited circumstances and imposed a US$ 130,000 fine. Coca-Cola FEMSA’s appeal of the Costa Rican Antitrust Commission’s ruling was dismissed. Coca-Cola FEMSA has filed judicial proceedings challenging the ruling of the Costa Rican Antitrust Commission and the process is still pending in court. We do not believe that this matter will have a material adverse effect on its financial condition or results of operations.

In November, 2004, Ajecen del Sur S.A., the bottler of Big Cola in Costa Rica, filed a complaint before the Costa Rican Antitrust Commission related to monopolistic practices in retail distribution and exclusivity agreements against The Coca-Cola Company and Coca-Cola FEMSA’s Costa Rican subsidiary. The Costa Rican Antitrust Commission has decided to pursue an investigation. The period for gathering of evidence ended in August 2006, and the final arguments have been filed. Coca-Cola FEMSA is waiting for the final resolution to be issued by the Costa Rican Antitrust Commission, which has been delayed since one of the judges has been changed.

Colombia

Labor Matters

During July 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against certain of Coca-Cola FEMSA’s subsidiaries. In the complaint, the plaintiffs alleged that the subsidiaries of the company acquired in the Panamco acquisition engaged in wrongful acts against the labor union and its members in Colombia, including kidnapping, torture, death threats and intimidation. The complaint alleges claims under the U.S. Alien Tort Claims Act, Torture Victim Protection Act, Racketeer Influenced and Corrupt Organizations Act and state tort law and seeks injunctive and declaratory relief and damages of more than US$ 500 million, including treble and punitive damages and the cost of the suit, including attorney fees. Coca-Cola FEMSA filed a motion to dismiss the complaint on jurisdictional grounds. The court also granted the motion to dismiss with respect to all of the claims in the lawsuit. Plaintiffs initially filed a motion of appeal and subsequently moved to stay the appellate proceedings. We believe this lawsuit is without merit and intends to defend itself in this matter.

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

Labor and Distribution Matters

Since 2001, Coca-Cola FEMSA’s Venezuelan subsidiaries have been the subject of more than 400 claims and lawsuits by former independent distributors claiming alleged labor and severance rights owed to them at the time of the termination of their relationship with Coca-Cola FEMSA. In August 2007, Coca-Cola FEMSA’s Venezuelan subsidiary was able to settle the majority of claims through a special mediation process guided by the Venezuelan Supreme Court. After the settlement of these claims, the Supreme Court invited Coca-Cola FEMSA’s Venezuelan subsidiary to participate in a new mediation and negotiation process to discuss severance claims for which the statute of limitations had expired. Coca-Cola FEMSA has voluntarily agreed to participate in this process and discussions are ongoing.

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

FEMSA Cerveza

Antitrust Matters

In June 2003, the Mexican Antitrust Commission disclosed its intention to launch an investigation into the alleged beer industry practice of tied-customer arrangements. FEMSA Cerveza was among the brewers that received a request for information from the Mexican Antitrust Commission and responded by filing several amparo proceedings challenging the legality of the Commission’s actions. Thus far, the Mexican federal courts have ruled on all of these proceedings, finding no proper support or validity with respect to the Mexican Antitrust Commission’s request. As of the date of this annual report, the Mexican Antitrust Commission has not formally closed its investigation nor charged FEMSA Cerveza with any illegal behavior. In June 2008, the prescription period for the action by the Antitrust Commission will expire. However, FEMSA Cerveza cannot give any assurances that any action taken as a result of this investigation will not negatively affect FEMSA Cerveza’s operations in the future.

In August 2004, the Mexican Antitrust Commission disclosed that it was launching an investigation into beer industry practices with respect to exclusivity arrangements within the beer industry, and we and FEMSA Cerveza were among the companies that received requests for information in September 2004 from the Mexican Antitrust Commission. In October 2004, we and FEMSA Cerveza filed amparo proceedings before the appropriate Mexican federal district courts to challenge the grounds of the Mexican Antitrust Commission’s investigation and the requests for information. Concluding that we and FEMSA Cerveza unjustifiably failed to provide the information and documents requested by the Mexican Antitrust Commission, the Antitrust Commission imposed minor monetary fines on both us and FEMSA Cerveza, who challenged the corresponding resolutions.

In October 2005, as a result of its investigation, the Mexican Antitrust Commission issued an Oficio de Presunta Responsabilidad (Statement of Charges) asserting that FEMSA and FEMSA Cerveza had engaged in alleged monopolistic practices. FEMSA and FEMSA Cerveza filed a rebuttal to such statement of charges and the proceedings are ongoing. In June 2007, the Antitrust Commission closed its investigation and found in favor of FEMSA and FEMSA Cerveza.

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

On April 22, 2008, FEMSA shareholders approved a proposal to amend our bylaws in order to preserve the unit structure for our shares that has been in place since May 1998, and to maintain our existing share structure beyond May 11, 2008, absent further shareholder action.

Previously, our bylaws provided that on May 11, 2008, each Series D-B Share would automatically convert into one Series B Share with full voting rights, and each Series D-L Share would automatically convert into one Series L Share with limited voting rights. At that time:

•	the BD Units and the B Units would cease to exist and the underlying Series B Shares and Series L Shares would be separate; and

•

the Series B Shares and Series L Shares would be entitled to share equally in any dividend, and the dividend preferences of the Series D-B Shares and Series D-L Shares of 125% of any amount distributed in respect of each Series B Share existing prior to May 11, 2008 would be terminated.

However, following the April 22, 2008 shareholder approvals, these changes will no longer occur and instead or share and unit structure will remain unchanged, absent shareholder action, as follows:

•	the BD Units and the B Units will continue to exist; and

•	the dividend preferences of the Series D-B Shares and Series D-L Shares of 125% of any amount distributed in respect of each Series B Share will continue to exist.

The following table sets forth information regarding our capital stock as of May 30, 2008:

	Number	Percentage of Capital	Percentage of Voting
Class
Series B Shares (no par value)	9,246,420,270	51.7%	100.0%
Series D-B Shares (no par value)	4,322,355,540	24.2	0
Series D-L Shares (no par value)	4,322,355,540	24.2	0
Total Shares	17,891,131,350	100.0	100.0
Units
BD Units	2,161,177,770	60.4	23.4
B Units	1,417,048,500	39.6	76.6
Total Units	3,578,226,270	100.0	100.0

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

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation, the shares of which are held by 33 brokerage firms, that are exclusively authorized to trade on the exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems and is open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the BD Units that are directly or indirectly (for example, in the form of ADSs) quoted on a stock exchange (including for these purposes the New York Stock Exchange) outside Mexico.

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission) or CNBV. Most securities traded on the Mexican Stock Exchange, including ours, are on deposit with S.D. Indeval, S.A. de C.V., Instituto para el Depósito de Valores, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Price History

The following tables set forth, for the periods indicated, the reported high, low and closing sale prices and the average daily trading volumes for the B Units and BD Units on the Mexican Stock Exchange and the reported high, low and closing sale prices and the average daily trading volumes for the ADSs on the New York Stock Exchange.

	B Units (1)
	Nominal pesos				Close US$(4)	Average Daily Trading Volume (Units)
	High (2)	Low (2)	Close (3)	FX rate
2003	13.63	11.23	12.90	11.24	1.15	6,833
2004	17.33	13.17	17.33	11.15	1.55	12,835
2005	24.17	15.60	21.67	10.63	2.04	674,773
2006
First Quarter	30.00	23.00	30.00	10.90	2.75	644,887
Second Quarter	34.03	30.67	30.67	11.29	2.72	242,022
Third Quarter	33.33	30.33	33.33	10.98	3.04	2,476
Fourth Quarter	33.67	32.17	33.33	10.80	3.09	3,742
2007
First Quarter	42.33	33.33	40.67	11.04	3.68	4,133
Second Quarter	42.00	40.33	41.68	10.79	3.86	875
Third Quarter	41.68	36.70	37.80	10.93	3.46	1,559
Fourth Quarter	37.80	31.79	37.00	10.92	3.39	2,096
October	37.80	37.80	37.80	10.70	3.53	100
November	37.80	31.79	31.79	10.90	2.92	5,038
December	37.00	33.68	37.00	10.92	3.39	2,191
2008
First Quarter	41.95	32.00	41.94	10.63	3.95	692
January	41.00	32.00	33.00	10.82	3.05	771
February	41.95	37.00	41.95	10.73	3.91	2,800
March	41.94	41.94	41.94	10.63	3.95	200
April	46.00	44.99	44.99	10.51	4.28	1,006
May	45.00	40.00	40.00	10.33	3.87	79,447
June (5)	40.00	40.00	40.00	10.37	3.86	3,025

(1)	The prices and average daily trading volume for the B Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the B Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the Federal Reserve Bank of New York on such date.

(5)	Information from June 1, 2008 to June 15, 2008.

	BD Units (1)
	Nominal pesos				Close US$(4)	Average Daily Trading Volume (Units)
	High (2)	Low (2)	Close (3)	FX rate
2003	14.89	11.17	13.83	11.24	1.23	3,033,155
2004	19.87	13.67	19.50	11.15	1.75	3,314,115
2005	26.46	18.63	25.69	10.63	2.42	2,088,995
2006
First Quarter	33.57	25.69	33.15	10.90	3.04	2,549,119
Second Quarter	35.36	27.91	31.64	11.29	2.80	2,635,345
Third Quarter	36.44	29.53	35.59	10.98	3.24	1,793,562
Fourth Quarter	42.25	34.20	41.72	10.80	3.86	2,526,820
2007
First Quarter	48.58	39.10	40.68	11.04	3.68	4,257,029
Second Quarter	43.52	38.75	42.41	10.79	3.93	5,279,190
Third Quarter	43.13	36.17	40.76	10.93	3.73	3,281,171
Fourth Quarter	42.42	32.73	41.70	10.92	3.82	2,771,261
October	42.42	37.45	37.45	10.70	3.50	2,688,461
November	36.85	32.73	35.19	10.90	3.23	3,204,045
December	42.00	35.04	41.70	10.92	3.82	2,415,932
2008
First Quarter	46.53	36.13	44.77	10.63	4.21	3,197,835
January	41.80	36.13	39.07	10.82	3.61	3,326,586
February	46.53	40.10	42.71	10.73	3.98	3,516,495
March	44.77	41.93	44.77	10.63	4.21	2,686,406
April	47.40	44.92	45.80	10.51	4.36	3,462,336
May	49.19	45.50	48.53	10.33	4.70	2,645,010
June(5)	47.93	43.62	45.57	10.37	4.40	3,543,140

(1)	The prices and average daily trading volume for the BD Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the BD Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the Federal Reserve Bank of New York on such date.

(5)	Information from June 1, 2008 to June 15, 2008.

	ADSs(1)
	U.S. dollars			Average Daily Trading Volume (ADSs)
	High (2)	Low (2)	Close (3)
2003	14.04	10.22	12.29	750,425
2004	17.64	12.34	17.54	846,888
2005	24.58	16.97	24.17	986,032
2006
First Quarter	30.65	24.85	30.55	1,067,163
Second Quarter	32.33	24.41	27.91	1,592,433
Third Quarter	33.30	26.89	32.31	1,054,114
Fourth Quarter	39.17	31.78	38.59	984,757
2007
First Quarter	44.42	34.85	36.80	1,620,178
Second Quarter	40.51	35.41	39.32	1,264,422
Third Quarter	40.04	32.50	37.40	1,252,859
Fourth Quarter	39.27	29.96	38.17	1,231,342
October	39.27	34.90	35.61	1,275,323
November	34.65	29.96	32.40	1,340,079
December	38.42	32.25	38.17	1,066,591
2008
First Quarter	43.35	33.37	41.78	1,173,074
January	38.24	33.37	35.98	1,325,635
February	43.35	37.07	40.00	1,390,375
March	41.78	38.54	41.78	795,585
April	47.40	44.92	45.80	3,462,336
May	47.48	43.70	47.05	1,058,520
June (4)	46.37	41.88	44.08	1,230,483

(1)	Each ADS is comprised of 10 BD Units. Prices and average daily trading volume were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Information from June 1, 2008 to June 15, 2008.

ITEM 10.	ADDITIONAL INFORMATION

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

•

elimination of the role and responsibilities of the statutory examiner (comisario), whose surveillance responsibilities have been assumed by the board of directors through the new Corporate Practices Committee and the Audit Committee, as well as by our external auditor;

•	ability to have the external auditor attend meetings of the board of directors, as an observer with a right to participate, but without voting rights;

•

the ability to call a meeting of the board of directors, and to cause items to be added to the agenda, is now extended to the chairman of the board of directors, the chairman of the Corporate Practices Committee and the Audit Committee, or to at least 25% of the members of the board of directors;

•	independence of members of the board of directors is now determined through a shareholders’ meeting, subject to CNBV’s authority to challenge such determination;

•

directors may continue in the exercise of their functions even if the term for which they have been appointed has concluded, up to a term of 30 calendar days; the board of directors is entitled to appoint interim members, without need of a shareholders’ meeting, in the event of an absence of any member of the board of directors, or if the appointed member does not accept or take office and no alternate director was appointed or such alternate did not take office;

•	holders of Series “D” and “L” Shares are entitled to vote in the matters expressly set forth in the Mexican Securities Law; and

•	any capital increase by means of an issuance of non-subscribed shares to be held in treasury of the company requires approval at an extraordinary shareholders’ meeting.

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

Voting Rights and Certain Minority Rights

Each Series B Share entitles its holder to one vote at any of our ordinary or extraordinary general shareholders meetings. Our bylaws state that the board of directors must comprise no more than 21 members. Holders of Series B Shares are entitled to elect at least 11 members of our board of directors. Holders of Series D-B and D-L Shares are entitled to elect five members of our board of directors. Our bylaws also contemplate that, should a conversion of the Series D-L Shares to Series L Shares occur pursuant to the vote of our Series D-B and Series D-L shareholders at special and extraordinary shareholders meetings, the holders of Series D-L shares (who would become holders of newly-issued Series L Shares) will be entitled to elect two members of the board of directors. None of our shares has cumulative voting rights, which is a right not regulated under Mexican law.

Under our bylaws, the holders of Series D-B and Series D-L Shares are entitled to vote at extraordinary shareholders meetings called to consider any of the following limited matters: (1) the transformation from one form of corporate organization to another, other than from a company with variable capital stock to a company without variable capital stock or vice versa, (2) any merger in which we are not the surviving entity or with other entities whose principal corporate purposes are different from those of our company or our subsidiaries, (3) change of our jurisdiction of incorporation, (4) dissolution and liquidation and (5) the cancellation of the registration of the Series D Shares or Series L Shares in the Mexican Stock Exchange or in any other foreign stock market where listed, except in the case of the conversion of these shares as provided for in our bylaws.

Holders of Series D-B Shares and Series D-L Shares are also entitled to vote at any extraordinary shareholders meeting called to consider any of the following matters:

•	To approve a conversion of all of the outstanding Series D-B Shares and Series D-L Shares into Series B shares with full voting rights and Series L Shares with limited voting rights, respectively.

•	To agree to the unbundling of their share Units.

This conversion and/or unbundling of shares would become effective two (2) years after the date on which the shareholders agreed to such conversion and/or unbundling.

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

Pursuant to the Mexican Securities Market Law and the Mexican General Corporations Law, our bylaws include a number of minority shareholder protections. These minority protections include provisions that permit:

•

holders of at least 10% of our outstanding capital stock entitled to vote (including in a limited or restricted manner) to require the chairman of the board of directors or of the Audit or Corporate Practices Committees to call a shareholders’ meeting;

•

holders of at least 5% of our outstanding capital stock, including limited or restricted vote, may bring an action for liabilities against our directors, the secretary of the board of directors or the relevant officers;

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

Shareholders Meetings

General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain matters specified in Article 182 and 228 bis. of the Mexican General Corporations Law, Article 53 of the Mexican Securities Law and in our bylaws. These matters include: amendments to our bylaws, liquidation, dissolution, merger and transformation from one form of corporate organization to another, issuance of preferred stock and increases and reductions of the fixed portion of our capital stock. In addition, our bylaws require an extraordinary meeting to consider the cancellation of the registration of shares with the Mexican Registry of Securities, or RNV or with other foreign stock exchanges on which our shares may be listed, the amortization of distributable earnings into capital stock, and an increase in our capital stock in terms of the Mexican Securities Law. General meetings called to consider all other matters, including increases or decreases affecting the variable portion of our capital stock, are ordinary meetings. An ordinary meeting must be held at least once each year within the first four months following the end of the preceding fiscal year. Holders of BD Units or B Units are entitled to attend all shareholders meetings of the Series B Shares and Series D Shares included in the BD Units or B Units and to vote on matters that are subject to the vote of holders of the underlying shares.

The quorum for an ordinary shareholders meeting on first call of the Series B Shares is more than 50% of the Series B Shares, and action may be taken by a majority of the Series B Shares represented at the meeting. If a quorum is not available, a second or subsequent meeting may be called and held by whatever number of Series B Shares is represented at the meeting, at which meeting action may be taken by a majority of the Series B Shares that are represented at the meeting.

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

Shareholders meetings may be called by the board of directors, the audit committee or the corporate practice committee and, under certain circumstances, a Mexican court. Holders of 10% or more of our capital stock may require the chairman of the board of directors, or the chairman of the audit or corporate practices committees to call a shareholders meeting. A notice of meeting and an agenda must be published in the Periódico Oficial del Estado de Nuevo León (the Official State Gazette of Nuevo León) or a newspaper of general circulation in Monterrey, Nuevo León, Mexico at least 15 days prior to the date set for the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whomever convened the meeting. Shareholders meetings will be deemed validly held and convened without a prior notice or publication whenever all the shares representing our capital stock are fully represented. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice. To attend a meeting, shareholders must deposit their shares with the company or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend a meeting, a shareholder may be represented by an attorney-in-fact.

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

Amounts allocated as dividends will be paid to the holders of capital stock of our company in the following manner. Our bylaws provide that dividends will be allocated among the shares outstanding and fully paid at the time a dividend is declared in such manner that each Series D-B Share and Series D-L Share receives 125% of the dividend distributed in respect of each Series B Share. Holders of Series D-B Shares and Series D-L Shares are entitled to this dividend premium in connection with all dividends paid by us.

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

Any increase or decrease in our capital stock or any redemption or repurchase will be subject to the following limitations: (1) Series B Shares will always represent at least 51% of our outstanding capital stock and the Series D-L Shares and Series L Shares will never represent more than 25% of our outstanding capital stock; and (2) the Series D-B, Series D-L and Series L Shares will not exceed, in the aggregate, 49% of our outstanding capital stock.

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

Our bylaws provide that shareholders will not have preemptive rights to subscribe shares in the event of a capital stock increase in the following events: (i) merger of the Company; (ii) conversion of obligations in terms of the Mexican General Corporations Law; (iii) public offering in terms of articles 53 and 56 of the Mexican Securities Law; (iv) capital increase made through the payment in kind of the issued shares or through the cancellation of debt of the Company; and (v) issuance of shares acquired by the company.

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

Appraisal Rights

Whenever the shareholders approve a change of corporate purpose, change of jurisdiction of incorporation or the transformation from one form of corporate organization to another, any shareholder entitled to vote on such change that has voted against it, may withdraw as a shareholder of our company and have its shares redeemed by FEMSA at a price per share calculated as specified under applicable Mexican law, provided that it exercises its right within 15 days following the adjournment of the meeting at which the change was approved. Under Mexican law, the amount which a withdrawing shareholder is entitled to receive is equal to its proportionate interest in our capital stock or according to our most recent balance sheet approved by an ordinary general shareholders meeting.

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

United States Taxation

Taxation of Dividends. The gross amount of any dividends paid with respect to our shares represented by our ADSs generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the ADS depositary and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the ADS depositary (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their tax advisors regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs for taxable years beginning before January 1, 2011 is subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2007 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2008 taxable year. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

Under Coca-Cola FEMSA’s bylaws, its Series A Shares and Series D Shares are the only shares with full voting rights and, therefore, control actions by its shareholders. Except in certain limited situations, the holders of Series A Shares and Series D Shares have the power to determine the outcome of all actions requiring approval by the shareholders. For actions by its board of directors, a supermajority including the directors appointed by the holders of Series D Shares is required for all actions.

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

The Coca-Cola Memorandum

In connection with the acquisition of Panamco, in 2003, Coca-Cola FEMSA established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and our company that were memorialized in writing prior to completion of the acquisition. The terms are as follows:

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

•

Coca-Cola FEMSA would like to keep open strategic alternatives that relate to the integration of sparkling beverages and beer. The Coca-Cola Company, our company and Coca-Cola FEMSA would explore these alternatives on a market-by-market basis at the appropriate time.

•

The Coca-Cola Company agreed to sell to a subsidiary of our company sufficient shares to permit FEMSA to beneficially own 51% of Coca-Cola FEMSA’s outstanding capital stock (assuming that this subsidiary of FEMSA does not sell any shares and that there are no issuances of Coca-Cola FEMSA’s stock other than as contemplated by the acquisition). As a result of this understanding, on November 3, 2006, FEMSA acquired, through a subsidiary, 148,000,000 of Coca-Cola FEMSA’s Series D shares from certain subsidiaries of The Coca-Cola Company, representing 9.4% of the total outstanding voting shares and 8.02% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. Pursuant to Coca-Cola FEMSA’s bylaws, the acquired shares were converted from Series D Shares to Series A Shares.

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

New Cooperation Framework with the Coca-Cola Company

On September 1, 2006, Coca-Cola FEMSA and The Coca-Cola Company arrived at a comprehensive cooperation framework for a new stage of collaboration going forward. This new framework includes the main aspects of Coca-Cola FEMSA’s relationship with The Coca-Cola Company and defines the terms for the new collaborative business model. The framework is structured around three main objectives:

•

Sustainable growth of sparkling beverages and still beverages: Together with The Coca-Cola Company, Coca-Cola FEMSA has defined a platform to jointly pursue, organically and through acquisitions, incremental growth in the sparkling beverage category, as well as accelerated development in the still beverage segment across Latin America. To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the incidence increase to marketing support of the sparkling and still beverages portfolio. In addition, the new framework contemplates a new, all-encompassing business model for the development of the still segment that further aligns Coca-Cola FEMSA’s and The Coca-Cola Company’s objectives and should contribute to incremental long-term value creation at both companies.

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

Bottler Agreements

Bottler agreements are the standard agreements for each territory that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates for certain Coca-Cola trademark beverages. Coca-Cola FEMSA manufactures, packages, distributes and sells soft drink beverages and bottled water under a separate bottler agreement for each of its territories.

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

The Coca-Cola Company contributed a significant portion of Coca-Cola FEMSA’s total marketing expenses in its territories during 2007, a period in which Coca-Cola FEMSA contributed to The Coca-Cola Company’s marketing expenses and has reiterated its intention to continue providing such support as part of our new corporation framework. Although Coca-Cola FEMSA believes that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “—Shareholders Agreement.”

Coca-Cola FEMSA has separate bottler agreements with The Coca-Cola Company for each of the territories in which it operates. Some of these bottler agreements renew automatically unless one of the parties gives prior notice that it does not wish to renew the agreement, while others require an agreement between the parties or require Coca-Cola FEMSA to give notice electing to renew the agreement.

Coca-Cola FEMSA’s bottler agreements for Mexico expire in 2013 for two of its territories and 2015 for two of its other territories, and are renewable in each case for ten-year terms. Coca-Cola FEMSA’s bottler agreements for Guatemala, Costa Rica, Nicaragua, Panama (other beverages) and Colombia expire on September 30, 2008. These bottler agreements are renewable by mutual agreement of the parties. Coca-Cola FEMSA’s bottler agreement for Coca-Cola trademark beverages for Panama has an indefinite term but may be terminated with six months prior written notice by either party. Coca-Cola FEMSA’s bottler agreement for Coca-Cola trademark beverages for Venezuela expires on September 30, 2008, based on an agreement in principle subject to the execution of a formal extension letter. Coca-Cola FEMSA’s bottler agreement for Argentina expires in 2014 and is renewable for a ten-year term. Coca-Cola FEMSA’s bottler agreement for Brazil expired in December 2004. For the expired agreements and the agreements expiring this year, Coca-Cola FEMSA is currently in the process of negotiating renewals on similar terms and conditions as its agreements in other countries. In the meantime, Coca-Cola FEMSA and The Coca-Cola Company will continue operating under the terms of the existing agreements.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2007, we had outstanding long-term indebtedness of Ps. 36,582 million, of which 32.2% bore interest at fixed interest rates and 67.8% bore interest at variable interest rates. Swap contracts held by us effectively switch a portion of our variable rate indebtedness into fixed-rate indebtedness. After giving effect to these contracts, as of December 31, 2007, 82.9% of our long-term indebtedness was fixed rate and 17.1% of our long-term indebtedness was variable rate. The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate, or LIBOR, (a benchmark rate used for Eurodollar loans), the Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate) or TIIE, and the Certificados de la Tesorería (Treasury Certificates) or CETES rate. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our financial instruments that are sensitive to changes in interest rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2007, plus spreads contracted by us. The instruments’ current payments are denominated in U.S. dollars, Mexican pesos and Brazilian reais. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2007 exchange rate of 10.8662 Mexican pesos per U.S. dollar, and 6.1346 Mexican pesos per Brazilian reais.

The table below also includes the estimated fair value as of December 31, 2007 of:

•	long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;

•	long-term notes payable, based on quoted market prices; and

•	cross currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2007.

As of December 31, 2007, the fair value represents an additional liability of Ps. 378 million.

Principal by Year of Maturity

	At December 31, 2007								At December 31, 2006
	2008	2009	2010	2011	2012	2013 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of constant Mexican pesos)
Long-term debt:
Fixed rate debt:
Mexican pesos	50	640	2,200	280	1,916	2,508	7,594	7,779	5,848	6,144
Interest rate(1)	9.1%	9.1%	9.0%	8.7%	8.6%	7.7%	8.0%	—	9.8%
U.S. dollars	594	3,332	20	—	—	—	3,946	4,103	4,113	4,118
Interest rate(1)	7.0%	7.2%	3.4%	—	—	—	7.0%	—	6.9%
Japanese yen	156	74	—	—			230	230	191	191
Interest rate(1)	4.8%	2.8%	—	—			4.8%	—	5.8%
Subtotal	800	4,046	2,220	280	1,916	2,508	11,770	12,112	10,152	10,453
Variable rate debt:
Mexican pesos	5,043	1,269	731	1,767	4,523	9,427	22,760	22,796	25,035	25,105
Interest rate(1)	8.2%	8.0%	8.0%	8.0%	8.0%	8.0%	8.1%	—	7.8%
U.S. dollars	39	30	30	28	734	1,155	2,016	2,016	2,769	2,769
Interest rate(1)	5.2%	5.2%	5.1%	5.1%	5.1%	5.1%	5.2%	—	5.7%
Brazilian reais	35	1	—	—	—	—	36	36	84	84
Interest rate(1)	8.7%	10.6%	—	—	—	—	8.7%	—	9.3%	—
Colombian pesos(2)	—	—	—	—	—	—			196	196
Interest rate(1)	—	—	—	—	—	—			9.3%
Subtotal	5,117	1,300	761	1,795	5,257	10,582	24,812	24,848	28,084	28,154
Total debt	5,918	5,346	2,981	2,075	7,173	13,090	36,582	36,960	38,236	38,607
Derivative financial instruments:
Interest rate swaps:
Mexican pesos:
Variable to fixed	5,000	1,250	712	1,763	2,815	7,010	18,550	(324)	20,741	1,127
Interest pay rate(1)	9.5%	9.5%	9.4%	9.4%	9.5%	10.3%	9.6%		9.5%
Interest receive rate(1)	8.0%	8.0%	7.9%	7.9%	7.8%	7.8%	7.9%		7.7%
Cross currency swaps:
Japanese yen to Brazilian reais
Fixed to variable	156	74	—	—			230	1	499	5
Interest pay rate(1)	11.8%	11.8%	—	—	—	—	11.8%		13.9%
Interest receive rate(1)	4.8%	2.8%	—	—	—	—	4.8%		4.0%

(1)	Weighted average interest rate.

(2)	Exchange rate used 0.0054 Mexican pesos per Columbian pesos.

A hypothetical, instantaneous and unfavorable change of one percentage point in the average interest rate applicable to variable-rate liabilities held at December 31, 2007 would increase our interest expense by approximately Ps. 83 million, or 13.5%, over the 12-month period of 2007 assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country in which we operate, relative to the U.S. dollar. In 2007, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency At December 31, 2007
Country	Currency	% of Consolidated Total Revenues
Mexico	Mexican peso	69.4
Brazil	Reais	10.9
Venezuela	Bolivar	6.6
Colombia	Colombian peso	4.8
Argentina	Argentine peso	2.7
United States	U.S. dollar	2.3
Other	Central America	3.3

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA and FEMSA Cerveza. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2007 after giving effect to all cross currency swaps, 83.0% of our long-term indebtedness was denominated in Mexican pesos, 16.3% was denominated in U.S. dollars and the remaining 0.7% was denominated in Brazilian reais. We also have short-term indebtedness which consists of revolving bank loans. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated long-term indebtedness is increased.

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar-denominated debt obligations as shown in the interest risk table above. We occasionally utilize financial derivative instruments to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies.

As of December 31, 2007, we had forward agreements that meet the hedging criteria for accounting purposes, to hedge our operations denominated in U.S. dollars. The notional amount is Ps. 1,783 million with a fair value asset of Ps. 10 million, and maturity date in 2008. As of the December 31, 2007 we did not have any effects regarding expired forward agreements. In 2006, we registered in our consolidated income statement, Ps. 2 million as a foreign exchange loss related to expired forward agreements that meet the hedging criteria for accounting purposes. The fair value of the foreign currency forward contracts is estimated based on the quoted market price of each agreement at year end assuming the same maturity dates originally contracted.

As of December 31, 2007, certain forward agreements do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value were recorded in our consolidated income statement. These contracts with a notional amount of Ps. 1,087 million, expire in 2008 and generated a gain of Ps. 9 million. As of December 31, 2007 and 2006, the net effect of expired contracts that do not meet hedging criteria for accounting purposes, was a gain of Ps. 13 million and a loss of Ps. 22 million, respectively. The fair value of the foreign currency forward contracts is estimated based on the quoted market price of each agreement at year end assuming the same maturity dates originally contracted.

As of December 31, 2007, we did not have any call option agreements to buy U.S. dollars. We contracted cross currency swaps to manage the interest rate and foreign exchange risks associated with our borrowings denominated in U.S. dollars and other foreign currencies. The aggregate notional amount is Ps. 230 million with maturity date in 2009. The fair value is estimated based on quoted market exchange rates and interest rates to terminate the contracts at December 31, 2007, with a fair value liability of Ps. 39 million. As of December 31, 2007 and 2006, the net effect of expired contracts is included in interest expense and amounted to Ps. 37 million and Ps. 72 million, respectively.

As of December 31, 2007, certain cross currency swap instruments do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value were recorded in the income statement. The notional amount of these contracts is Ps. 5,302 million and mature in December 2017. The fair value of these contracts represented a gain of Ps. 59 million. As of December 31, 2007 and 2006, the net effect of expired contracts is included in the internal result of financing was a gain of Ps. 5 million and a loss of Ps. 3 million, respectively.

	Forward and Cross Currency Swaps
	At December 31, 2007		At December 31, 2006
	Notional Amount	Fair Value Asset (liability)	Notional Amount	Fair Value Asset (liability)
	(in millions of U.S. dollars, millions of Euros and millions of constant Mexican pesos)
U.S. Dollar Forwards:
To hedge Mexican peso risk
Weighted average foreign exchange rate Mexican peso per U.S. Dollar:	1,783	10	—	—
Contracted	10.9986
Quoted market	10.8662
Euro forwards:
To hedge Mexican peso risk
Weighted average foreign exchange rate Mexican peso for euro:			€2	Ps. 2
Contracted	—		13.0470
Quoted market	—		14.3303
Cross currency and interest rate swap:
To hedge Japanese yen risk
Weighted average foreign exchange rate Japanese yen per Brazilian reais:	¥ 1,639	Ps. (38)	¥4,267	Ps.(18)
Contracted	0.0183		0.0185
Quoted market	0.0155		0.0181
To hedge Japanese yen risk
Weighted average foreign exchange rate Japanese yen per Brazilian reais:	¥ 777	Ps. (1)	—	—
Contracted	0.0161
Quoted market	0.0155

As of December 31, 2007, we had determined that our leasing contracts denominated in U.S. dollars host an embedded derivative financial instrument. At December 31, 2007 and 2006, the fair value of these contracts represented Ps. 9 million and Ps. 49 million, respectively, which are recorded in the income statement as market value loss on ineffective portion of derivative financial instruments.

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Mexican peso relative to the U.S. dollar occurring on December 31, 2007, would have resulted in an increase in our net consolidated integral result of financing expense of approximately Ps. 854 million over the 12-month period of 2007, reflecting higher interest expense and foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2007. However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of the Mexican peso relative to the U.S. dollar, which gain on monetary position would reduce the consolidated net integral result of financing.

As of May 30, 2008, the exchange rates relative to the U.S. dollar of all the countries in which we operate as well as their devaluation/revaluation effect compared to December 31, 2007, are as follows:

Country	Currency	Exchange Rate at May 30, 2008	(Devaluation) / Revaluation
Mexico	Mexican peso	10.3066	(5.1)%
Brazil	Reai	1.6294	(8.0)%
Venezuela	Bolivar	2.1500	0.0%
Colombia	Colombian peso	1,744.0100	(13.4)%
Argentina	Argentine peso	3.0978	(1.6)%
Costa Rica	Colon	570.6300	13.9%
Guatemala	Quetzal	7.4335	(2.6)%
Nicaragua	Cordoba	19.2899	2.0%
Panama	U.S. dollar	1.0000	—

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of all the countries in which we operate, relative to the U.S. dollar occurring on December 31, 2007, would produce a reduction in stockholders’ equity as follows:

Country	Currency	Reduction in Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	2,696
Brazil	Reais	682
Venezuela	Bolivar	230
Colombia	Colombian peso	833
Costa Rica	Colon	199
Argentina	Argentine peso	65
Guatemala	Quetzal	64
Nicaragua	Cordoba	81
Panama	U.S. dollar	—

Equity Risk

As of December 31, 2007 and 2006, we did not have any equity forward agreements.

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials. As of December 31, 2007, we had various derivative instruments contracts with maturity dates in 2010, notional amounts of Ps. 2,419 million and a fair value liability of Ps. 96 million. The result of our commodity price contracts as of December 31, 2007 and 2006 were losses of Ps. 82 million and Ps. 106 million, respectively, which were recorded in the results of operations of each year. As of December 31, 2007 we have certain derivative contracts that do not meet hedging criteria for accounting purposes. The fair value of these contracts was recognized as a loss on ineffective portion of derivative financial instruments of Ps. 43 million. The fair value is estimated based on the quoted market prices to terminate the contracts at the reporting date.

ITEMS 12-14.   NOT APPLICABLE

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclose Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Managements annual report on internal control over financial reporting.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in its report included herein.

(c) Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

We have audited the internal control over financial reporting of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company, and our report dated June 12, 2008 expressed an unqualified opinion on those financial statements and includes explanatory paragraphs regarding (1) the nature and effect of differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America (2) the adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) effective December 31, 2006 and (3) that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 2 to such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

C.P.C. Gabriel González Martínez

Monterrey, N.L., Mexico

June 12, 2008

(d) Changes in Internal Control over Financial Reporting

During 2007, there were no changes in our internal control over financial reporting that either materially affected, or would be reasonably likely to have a material effect, on our internal control over financial reporting.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu, and its affiliates as principal auditors, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2007 and 2006:

	Year ended December 31,
	2007		2006
	(in millions of Mexican pesos)
Audit fees	Ps.	103	Ps.	106
Audit-related fees		13		10
Tax fees		9		5
Other fees		8		6

Total	Ps.	133	Ps.	127

Audit fees. Audit fees in the above table are the aggregate fees billed by Deloitte in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory and regulatory audits.

Audit-related fees. Audit-related fees in the above table for the year ended December 31, 2007 and 2006 are the aggregate fees billed by Deloitte mainly in connection with due diligence services.

Tax fees. Tax fees in the above table are fees billed by Deloitte for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

Other fees. Other fees in the above table are consulting related fees. As a percentage of the total fees billed to us, other fees represents 6% for 2007.

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

ITEM 16D.   NOT APPLICABLE

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any of our equity securities in 2007. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Stock Incentive Plan” and “––EVA Stock Incentive Plan.”

Purchases of Equity Securities

Purchase Date	Total Number of BD Units Purchased	Average Price Paid per BD Units		Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 1, 2007	640,428	Ps.	187.55

January 16 to February 5, 2008	775,880	Ps.	193.46

ITEM 17.   NOT APPLICABLE

ITEM 18.   FINANCIAL STATEMENTS

See pages F-1 through F-56, incorporated herein by reference.

ITEM 19   EXHIBITS

1.1	Bylaws (estatutos sociales) of Fomento Económico Mexicano, S.A.B. de C.V., approved on April 22, 2008, together with an English translation thereof.

2.1	Deposit Agreement, as further amended and restated as of May 11, 2007, among FEMSA, The Bank of New York, and all owners and holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to FEMSA’s registration statement on Form F-6 filed on April 30, 2007 (File No. 333- 142469)).

2.2	Specimen certificate representing a BD Unit, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, together with an English translation (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

2.3	Indenture, dated July 11, 1997, by and between Corporación Interamericana de Bebidas, S.A. de C.V. and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of Panamco’s Registration Statement on Form F-4, filed on November 7, 1997 (File No. 333-07918)).

2.4	First Supplemental Indenture, dated October 15, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

2.5	Second Supplemental Indenture, dated November 19, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

2.6	Third Supplemental Indenture, dated August 1, 2007, between Propimex, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-12260)).

3.1	Amended Voting Trust Agreement among certain principal shareholders of FEMSA together with an English translation (incorporated by reference to FEMSA’s Schedule 13D as amended filed on August 11, 2005 (File No. 005-54705)).

4.1	Amended and Restated Shareholders’ Agreement, dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company and Inmex (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.2	Amendment, dated May 6, 2003, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.3	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.4	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.5	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.6	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.7	Letter of Renewal, dated June 10, 2008, between The Coca-Cola Company and Industria Nacional de Gaseosas S.A., with respect to operations in Colombia (English translation) (incorporated by reference to Exhibit 4.19 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-12260)).

4.8	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.9	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.10	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.11	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.12	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.13	Bottler Agreement, dated August 16, 1996, and Letter of Renewal, dated February 9, 2001, between The Coca-Cola Company and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (with English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.14	Bottler Agreement, dated August 16, 1996, and Letter of Renewal, dated February 9, 2001, between Advantage Investments, Inc. and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.15	Supply Agreement, dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.16	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.17	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Baijo, S.A. de C.V., and the Coca-Cola Company with respect to operations in Baijo, Mexico (English translation). (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.18	Letter of Renewal, dated December 12, 2005, between The Coca-Cola Company and Embotelladora Central, S.A, with respect to operations in Guatemala (English translation) (incorporated by reference to Exhibit 4.10 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.19	Letter of Renewal, dated January 4, 2006, between The Coca-Cola Company and Coca-Cola de Panamá, Compañia Embotelladora, S.A., with respect to operations in Panama (English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.20	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL—Industria Brasileira de Bebidas, S.A. and The Coca-Cola Company with respect to operations in São Paulo, Brazil (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.21	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL—Industria Brasileira de Bebidas, S.A. and The Coca-Cola Company with respect to operations in Campinas, Brazil (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.22	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL—Industria Brasileira de Bebidas, S.A., and The Coca-Cola Company with respect to operations in Campo Grande, Brazil (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.23	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.24	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.25	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.26	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.27	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).

4.28	Supply Agreement dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques, (incorporated by reference to Exhibit 10.7 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.29	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

4.30	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.31	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.32	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.33	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.34	Letter of Renewal, dated December 12, 2005, between The Coca-Cola Company and Industria Nacional de Gaseosas S.A., with respect to operations in Colombia (English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.35	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.36	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.37	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.38	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.39	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.40	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.41	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.42	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.43	Letter of Renewal, dated June 10, 2008, between The Coca-Cola Company and Industria Nacional de Refrescos, S.A., with respect to operations in Nicaragua (English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-12260)).

4.44	Bottler Agreement, dated August 1, 1947, between The Coca-Cola Company and The Panama Coca-Cola Bottling Company, with respect to operations in Panama (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 25, 2007 (File No. 1-12260)).

4.45	Bottler Agreement, dated November 1, 1994 between The Coca-Cola Company and Coca-Cola de Panamá, Compañía Embotelladora, S.A, with respect to operations in Panama (English translation) (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 25, 2007 (File No. 1-12260)).

4.46	Letter of Renewal, dated June 10, 2008, between The Coca-Cola Company and Coca-Cola FEMSA de Panamá, S.A., with respect to operations in Panama (English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-12260)).

4.47	Bottler Agreement and Letter Agreement, both dated October 1, 2002, between The Coca-Cola Company and Embotelladora Panamco Tica, S.A. with respect to operations in Costa Rica (English translation) (incorporated by reference to Exhibit 4.11 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.48	Bottler Agreement, dated July 1, 1999, between The Coca-Cola Company and Panamco-Colombia, S.A., with respect to operations in Colombia (English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.49	Letter of Renewal, dated June 10, 2008, between The Coca-Cola Company and Embotelladora Central, S.A., with respect to operations in Guatemala (English translation) (incorporated by reference to Exhibit 4.10 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-12260)).

4.50	Bottler Agreement, dated August 16, 1996 and Letter of Renewal, dated February 9, 2001, between The Coca-Cola Company and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (English translation) (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

8.1	Significant Subsidiaries.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2008.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2008.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2008.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 30, 2008

Fomento Económico Mexicano, S.A.B. de C.V.

By:	/s/ JAVIER ASTABURUAGA SANJINES
Name:	Javier Astaburuaga Sanjines
Title:	Executive Vice-President of Finance and Strategic Development / Chief Financial Officer

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Fomento Económico Mexicano, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of Fomento Económico Mexicano, S.A.B. de C.V. (a Mexican corporation) and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of FEMSA Comercio, S.A. de C.V. and subsidiaries (a consolidated subsidiary), which statements reflect total assets constituting 9% and 8%, respectively, of consolidated total assets as of December 31, 2007 and 2006, and total revenues constituting 29%, 27% and 26%, respectively, of consolidated total revenues for each of the three years in the period ended December 31, 2007. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for FEMSA Comercio, S.A. de C.V. and subsidiaries, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2007, and the determination of stockholders’ equity as of December 31, 2007 and 2006, to the extent summarized in Note 27.

As disclosed in Note 26 k) to the accompanying consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statements of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R),” effective December 31, 2006.

Our audit also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 12, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

C.P.C. Gabriel González Martínez

Monterrey, N.L., Mexico

June 12, 2008

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Balance Sheets

At December 31, 2007 and 2006. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2007.

	2007			2006
ASSETS
Current Assets:
Cash and cash equivalents	$958	Ps.	10,456	Ps.	8,766
Accounts receivable	854		9,329		7,747
Inventories	919		10,037		8,704
Recoverable taxes	156		1,699		1,341
Investment in shares available for sale	63		684		—
Other current assets	117		1,280		1,271

Total current assets	3,067		33,485		27,829

Investments in shares	171		1,863		824
Property, plant and equipment	5,011		54,707		52,960
Intangible assets	5,518		60,234		57,906
Other assets	1,018		11,117		9,878
Bottles and cases	286		3,125		3,067
Deferred income taxes asset	116		1,264		2,052

TOTAL ASSETS	15,187		165,795		154,516

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans	316		3,447		4,183
Interest payable	44		475		461
Current portion of long-term debt	542		5,917		2,563
Suppliers	1,251		13,657		12,479
Taxes payable	335		3,658		2,845
Accounts payable	427		4,658		3,911
Other current liabilities	145		1,592		1,618

Total current liabilities	3,060		33,404		28,060

Long-Term Liabilities:
Bank loans and notes payable	2,809		30,665		35,673
Deferred income taxes liability	328		3,584		3,995
Labor liabilities	341		3,718		3,269
Contingencies and other liabilities	437		4,771		5,311

Total long-term liabilities	3,915		42,738		48,248

Total liabilities	6,975		76,142		76,308

Stockholders’ Equity:
Minority interest in consolidated subsidiaries	2,297		25,075		21,554

Majority interest:
Capital stock	490		5,348		5,348
Additional paid-in capital	1,888		20,612		20,557
Retained earnings from prior years	3,491		38,108		32,529
Net income	780		8,511		7,127
Cumulative other comprehensive income	(734)		(8,001)		(8,907)

Majority interest	5,915		64,578		56,654

Total stockholders’ equity	8,212		89,653		78,208

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$15,187	Ps.	165,795	Ps.	154,516

The accompanying notes are an integral part of these consolidated balance sheets.

Monterrey, N.L., Mexico, February 18, 2008.

José Antonio Fernández Carbajal	Javier Astaburuaga Sanjines
Chief Executive Officer	Chief Financial Officer

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Income Statements

For the years ended December 31, 2007, 2006 and 2005. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2007, except per share data.

	2007			2006		2005
Net sales	$13,472	Ps.	147,069	Ps.	135,647	Ps.	118,799
Other operating revenues	44		487		473		663

Total revenues	13,516		147,556		136,120		119,462
Cost of sales	7,310		79,801		73,366		63,721

Gross profit	6,206		67,755		62,754		55,741

Operating expenses:
Administrative	842		9,191		8,973		7,957
Selling	3,571		38,995		35,314		30,345

	4,413		48,186		44,287		38,302

Income from operations	1,793		19,569		18,467		17,439
Other expenses, net	(119)		(1,297)		(1,650)		(1,108)
Integral result of financing:
Interest expense	(417)		(4,554)		(4,299)		(4,759)
Interest income	70		769		792		765
Foreign exchange gain (loss), net	63		691		(217)		318
Gain on monetary position, net	151		1,639		1,488		1,204
Market value gain (loss) on ineffective portion of derivative financial instruments	6		69		(113)		(166)

	(127)		(1,386)		(2,349)		(2,638)

Net income before income taxes	1,547		16,886		14,468		13,693
Income taxes	454		4,950		4,608		4,620

Consolidated net income	$1,093	Ps.	11,936	Ps.	9,860	Ps.	9,073

Net majority income	780		8,511		7,127		5,951
Net minority income	313		3,425		2,733		3,122

Consolidated net income	$1,093	Ps.	11,936	Ps.	9,860	Ps.	9,073

Net majority income (U.S. dollars and constant Mexican pesos):
Per Series “B” share	$0.04	Ps.	0.42	Ps.	0.36	Ps.	0.31
Per Series “D” share	$0.05	Ps.	0.53	Ps.	0.44	Ps.	0.39

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2007, 2006 and 2005. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2007.

	2007			2006		2005
Resources Generated by (Used in) Operating Activities:
Consolidated net income	$1,093	Ps.	11,936	Ps.	9,860	Ps.	9,073
Depreciation	452		4,930		4,954		4,682
Amortization and other non-cash charges	291		3,182		3,154		2,802
Impairment of long-lived assets	9		93		208		84
Deferred income taxes	(22)		(239)		78		(68)

	1,823		19,902		18,254		16,573

Working capital:
Accounts receivable	(141)		(1,536)		(557)		(532)
Inventories	(166)		(1,812)		(1,153)		(359)
Recoverable taxes, net	41		453		(568)		(625)
Other current assets and investment in shares available for sale	(61)		(668)		(173)		(95)
Suppliers and other current liabilities	182		1,987		1,403		628
Interest payable	1		14		25		(6)
Labor liabilities	(28)		(318)		(297)		(392)

Net resources generated by operating activities	1,651		18,022		16,934		15,192

Resources Generated by (Used in) Investing Activities:
Sale of minority interest	38		415		—		—
Property, plant and equipment	(551)		(6,015)		(5,281)		(3,640)
Other assets	(410)		(4,472)		(3,086)		(2,725)
Investment in shares	(95)		(1,040)		74		10
Bottles and cases	(79)		(861)		(696)		(548)
Intangible assets	(31)		(336)		(433)		(422)
Other business acquisitions	(12)		(128)		(165)		—
Acquisition of Coca-Cola FEMSA minority interest	—		—		(4,801)		—
Acquisitions by FEMSA Cerveza	—		—		(1,421)		—

Net resources used in investing activities	(1,140)		(12,437)		(15,809)		(7,325)

Resources Generated by (Used in) Financing Activities:
Bank loans obtained	885		9,660		9,404		2,061
Bank loans paid	(994)		(10,851)		(4,292)		(14,518)
Amortization in real terms of long-term liabilities	(110)		(1,202)		(1,213)		(1,382)
Dividends declared and paid	(175)		(1,909)		(1,459)		(1,103)
Contingencies and other financing liabilities	(4)		(45)		(3,906)		22
Cumulative translation adjustment	41		446		(213)		(239)
Issuance of capital stock	—		—		—		8,461

Net resources used in financing activities	(357)		(3,901)		(1,679)		(6,698)

Cash and cash equivalents:
Net increase (decrease)	154		1,684		(554)		1,169
Cash received in acquisitions	1		6		55		—
Initial balance	803		8,766		9,265		8,096

Ending balance	$958	Ps.	10,456	Ps.	8,766	Ps.	9,265

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2007, 2006 and 2005. Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2007.

	Capital Stock		Additional Paid-in Capital		Retained Earnings from Prior Years		Net Income		Cumulative Other Comprehensive Income		Majority Interest		Minority Interest in Consolidated Subsidiaries		Total Stockholders’ Equity
Balances at December 31, 2004	Ps.	4,979	Ps.	14,154	Ps.	21,447	Ps.	6,917	Ps.	(7,183)	Ps.	40,314	Ps.	19,713	Ps.	60,027

Transfer of prior year net income						6,917		(6,917)								—
Dividends declared and paid						(731)						(731)		(372)		(1,103)
Issuance of capital stock		369		8,092								8,461				8,461
Comprehensive income								5,951		(1,595)		4,356		2,657		7,013

Balances at December 31, 2005		5,348		22,246		27,633		5,951		(8,778)		52,400		21,998		74,398

Transfer of prior year net income						5,951		(5,951)								—
Dividends declared and paid						(1,055)						(1,055)		(404)		(1,459)
Acquisition of Kaiser minority interest														467		467
Acquisition of FEMSA Cerveza minority interest				(80)								(80)		(95)		(175)
Acquisition of Coca-Cola FEMSA minority interest				(1,609)								(1,609)		(3,192)		(4,801)
Comprehensive income								7,127		(129)		6,998		2,780		9,778

Balances at December 31, 2006		5,348		20,557		32,529		7,127		(8,907)		56,654		21,554		78,208

Transfer of prior year net income						7,127		(7,127)								—
Dividends declared and paid						(1,525)						(1,525)		(384)		(1,909)
Sale of minority interest				55								55		360		415
Acquisition of minority interest						(23)						(23)		(16)		(39)
Comprehensive income								8,511		906		9,417		3,561		12,978

Balances at December 31, 2007	Ps.	5,348	Ps.	20,612	Ps.	38,108	Ps.	8,511	Ps.	(8,001)	Ps.	64,578	Ps.	25,075	Ps.	89,653

The accompanying notes are an integral part of these consolidated statements of changes in stockholders’ equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2007, 2006 and 2005. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2007.

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

Subholding Company	% Ownership	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and Subsidiaries (“Coca-Cola FEMSA”)	53.7% (63.0% of the voting shares)	Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. The Coca-Cola Company indirectly owns 31.6% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 14.7% of Coca-Cola FEMSA’s capital stock are listed on the Bolsa Mexicana de Valores (“BMV”) and The New York Stock Exchange, Inc. (“NYSE”).

FEMSA Cerveza, S.A. de C.V. and Subsidiaries (“FEMSA Cerveza”)	100%

Production, distribution and marketing of beer through its principal operating subsidiary, Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which operates six breweries throughout Mexico and produces and distributes 21 different brands of beer, of which the five most important are: Tecate, Sol, Carta Blanca, Superior and Indio.

Since January 2006, FEMSA Cerveza produces, distributes and markets beer in Brazil through Cervejarías Kaiser Brasil, S.A. (“Kaiser”) which operates eight breweries in this country. Kaiser produces 14 different brands of which the most important are Kaiser Pilsen, Bavaria Pilsen and Sol (see Note 5 c).

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

The consolidated financial statements of the Company are prepared in accordance with “Normas de Información Financiera” (Mexican Financial Reporting Standards or “Mexican FRS”), individually referred to as “NIFs,” which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”), as further explained in Note 26. A reconciliation from Mexican FRS to U.S. GAAP is included in Note 27.

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”). The translation of Mexican pesos into U.S. dollars (“$”) is included solely for the convenience of the reader, using the noon buying exchange rate published by Federal Reserve Bank of New York of 10.9169 pesos per U.S. dollar as of December 31, 2007.

On January 1, 2007, NIF B-3 “Income Statement” went into effect. NIF B-3 establishes generic standards for presenting and structuring the statement of income, minimum content requirements and general disclosure standards. Additionally, statutory employee profit sharing (“PTU”) should be presented within other expenses pursuant to Mexican FRS Interpretation (“INIF”) No. 4. The PTU reclassified to other expenses amounted to Ps. 553, Ps. 530 and Ps. 588 for the years ended December 31, 2007, 2006 and 2005, respectively (see Note 18). The Company’s consolidated income statements for the years ended December 31, 2007, 2006 and 2005 are presented according to NIF B-3 and INIF No. 4 requirements.

The Company classifies its costs and expenses according to their function in the consolidated income statements in accordance with industry practices.

Income from operations is the result of subtracting cost of sales and operating expenses from total revenues. While NIF B-3 does not require inclusion of this line in the consolidated income statements, it has been included for better understanding of the Company’s economic and financial performance.

The results of the businesses acquired by FEMSA are included in the consolidated financial statements since the date of acquisition. As a result of certain significant acquisitions (see Note 5), the consolidated financial statements are not comparable to the figures presented in prior years.

On February 18, 2008, the Board of Directors of FEMSA unanimously approved the consolidated financial statements and the accompanying notes, as of and for the year ended December 31, 2007.

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

The variation in the net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders’ equity as part of cumulative other comprehensive income.

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

Note 4. Significant Accounting Policies.

The Company’s accounting policies are in accordance with Mexican FRS, which require that the Company’s management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements. The Company’s management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

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

•	Including in the integral result of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in currency of constant purchasing power by applying inflation factors of the country of origin and the exchange rate in effect at the date of the most recent balance sheet presented.

b)	Cash and Cash Equivalents:

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the listed market prices with original maturities of three months or less. As of December 31, 2007 and 2006, cash equivalents amounted to Ps. 6,125 and Ps. 5,369, respectively.

c)	Inventories and Cost of Sales:

The value of inventories is adjusted to replacement cost, without exceeding net realizable value. Advances to suppliers to purchase raw materials are included in the inventory account and are restated by applying inflation factors, considering their average age.

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

Other current assets are comprised of payments for services that will be received over the next 12 months and the fair market value of derivative financial instruments with maturity dates of less than one year (see Note 4 r).

Prepaid expenses are recorded at historical cost and are recognized in the income statement when the services or benefits are received. Prepaid expenses principally consist of advertising, promotional, leasing and insurance expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in income from operations the first time the advertising is transmitted.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. These costs are recorded as prepaid expenses and amortized over the period during which they are estimated to increase sales of the related products or container presentations to normal operating levels, which is generally no longer than one year.

Additionally, as of December 31, 2007 and 2006, the Company has restricted cash, classified as other current assets of Ps. 224 and Ps. 298 denominated in Venezuelan bolivars, and Ps. 14 and Ps. 8 denominated in Brazilian reais, respectively; both were pledged as collateral of accounts payable and are classified in other current assets due to their short-term nature.

e)	Bottles and Cases:

Returnable bottles and cases are recorded at acquisition cost and restated to their replacement cost. There are two types of returnable bottles and cases:

•	Those that are in the Company’s control in its facilities, in plant and distribution centers; and

•	Those that have been placed in the hands of customers.

Breakage of returnable bottles and cases in plant and distribution centers is recorded as an expense as it is incurred. For the years ended December 31, 2007, 2006 and 2005, breakage expense amounted to Ps. 780, Ps. 737 and Ps. 822, respectively. The Company estimates that breakage expense of returnable bottles and cases in plant and distribution centers is similar to the depreciation calculated on an estimated useful life of approximately five years for beer returnable bottles, four years for soft drinks returnable glass bottles and plastic cases, and 18 months for soft drink returnable plastic bottles. Depreciation is computed for tax purposes using the straight-line method at the applicable country rate.

FEMSA Cerveza’s returnable bottles and cases that have been placed in the hands of customers are subject to an agreement with a retailer pursuant to which FEMSA Cerveza retains ownership. These bottles and cases are monitored by sales personnel during their periodic visits, and if any breakage is identified, it is charged to the retailer. Bottles and cases that are not subject to such agreements are expensed when placed in the hands of retailers.

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

Investments in shares of associated companies where the Company exercises significant influence are initially recorded at their acquisition cost and subsequently accounted for using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at acquisition cost and are adjusted to market value if they have an observable market value or based upon the inflation factors of the country of origin, with such adjustments reflected in the income statement.

g)	Property, Plant and Equipment:

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. Property, plant and equipment of domestic origin are restated by applying inflation factors. Imported equipment is restated by applying inflation factors of the country of origin and then translated at the year-end exchange rate. Routine maintenance and repair costs are expensed as incurred.

Depreciation is computed using the straight-line method, based on the value of the restated assets reduced by their residual values. The Company estimates depreciation rates, considering the estimated remaining useful lives of the assets.

On January 1, 2007, NIF D-6 “Capitalization of the Integral Result of Financing” went into effect. This standard establishes that the integral result of financing generated by borrowings obtained to finance investment projects must be capitalized as part of the cost of long-term assets when certain conditions are met and amortized over the estimated useful life of the related asset. The adoption of this standard did not have an impact on the Company’s financial information.

Through 2005, all of Company’s subsidiaries depreciated refrigeration equipment over a five-year estimated useful life. In 2006, the Company implemented a program to review the estimated useful lives of its refrigeration equipment. As of the end of December 31, 2007, the Company’s subsidiaries in Mexico, Argentina, Brazil, Colombia, Costa Rica and Guatemala changed their accounting estimate from five to seven years, considering the maintenance and replacement plans of the equipment. The impact of the change in estimate for the years ended December 31, 2007 and 2006 which was accounted for prospectively was a reduction in depreciation expense of Ps. 115 and Ps. 132, respectively. The useful life of refrigeration equipment in Venezuela, Panama and Nicaragua remains at five years.

The estimated useful lives of the Company’s principal assets are as follows:

Years
Buildings and construction	40–50
Machinery and equipment	12–20
Distribution equipment	10–12
Refrigeration equipment	5–7
Information technology equipment	3–4

h)	Other Assets:

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

In addition, for agreements amortized based on the actual volume method, the Company periodically compares the amortization calculated based on the actual volume method against the amortization that would have resulted under the straight-line method and records a provision to the extent that the recorded amortization is less than what would have resulted under the straight-line method. The amortization is recorded reducing net sales, which during the years ended December 31, 2007, 2006 and 2005, amounted to Ps. 1,360, Ps. 1,439 and Ps. 1,323, respectively.

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

Intangible assets with indefinite lives are not amortized and are subject to annual impairment tests. These assets are recorded in the functional currency of the subsidiary in which the investment was made and are restated by applying inflation factors of the country of origin at the year-end exchange rate. The Company’s intangible assets with indefinite lives mainly consist of:

•

Coca-Cola FEMSA’s rights to produce and distribute Coca-Cola trademark products in the territories acquired. These rights are contained in agreements that are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States of America for the sale of concentrates for certain Coca-Cola trademark beverages;

•	Trademarks and distribution rights, recognized as a result of the acquisition of the 30% of FEMSA Cerveza and payments made by FEMSA Cerveza in the acquisition of the previously granted franchise; and

•	Trademarks and goodwill recognized as a result of the acquisition of Kaiser (see Note 5 c).

Goodwill represents the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying inflation factors of the country of origin and the year-end exchange rate. As of December 31, 2007, the Company’s recorded goodwill resulted from the Kaiser acquisition (see Note 5 c).

j)	Impairment of Long-Lived Assets:

The Company reviews the carrying value of its long-lived assets for impairment and determines whether impairment exists, by comparing estimated discounted future cash flows to be generated by those assets with their carrying value.

For long-lived assets, such as property, plant and equipment and other assets, the Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through their expected future cash flows.

For intangible assets, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the reporting unit might exceed its implied fair value. Impairment charges regarding long-lived assets are recognized in other expenses.

k)	Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in Coca-Cola FEMSA’s refrigeration equipment investment program. The contributions received for advertising and promotional incentives are included as a reduction of selling expenses. The contributions received for the refrigeration equipment investment program are recorded as a reduction of the investment in refrigeration equipment. The contributions received were Ps. 1,582, Ps. 1,261 and Ps. 1,098 during the years ended December 31, 2007, 2006 and 2005, respectively.

l)	Labor Liabilities:

Labor liabilities include obligations for pension and retirement plans, seniority premiums, postretirement medical services and severance indemnity liabilities, all based on actuarial calculations by independent actuaries, using the projected unit credit method.

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

Revenue is recognized in accordance with stated shipping terms, as follows:

•

For domestic sales, upon delivery to the customer and once the customer has taken ownership of the goods (FOB destination). Domestic revenues are defined as the sales generated by the Company for sales realized in the country where the subsidiaries operate. For the years ended December 31, 2007, 2006 and 2005, domestic revenues represented approximately 97% of total consolidated revenues; and

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

Selling expenses include:

•

Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2007, 2006 and 2005, these distribution costs amounted to Ps. 10,601, Ps. 9,921 and Ps. 9,273, respectively;

•	Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel; and

•	Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

o)	Other Expenses:

Other expenses include PTU, participation in affiliated companies, gain or loss on sales of fixed assets, impairment of long-lived assets, contingencies, severance payments for restructuring programs associated with an ongoing benefit arrangement, and all other non-recurrent expenses related to activities different than the main activities of the Company and that are not part of the integral result of financing.

PTU is applicable to Mexico and Venezuela. In Mexico, employee profit sharing is computed at the rate of 10% of the individual taxable income, except that depreciation of historical rather than restated values is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. In Venezuela, employee profit sharing is computed at a rate equivalent to 15% of after tax earnings. There are no significant non-recurring temporary differences between the accounting income for the year and the bases used for Mexican employee profit sharing. As a result, the Company has not recorded a provision for deferred employee profit sharing.

Severance indemnities resulting from a restructuring program and associated with an ongoing benefit arrangement are charged to expenses on the date when a decision to retire personnel under a formal program or for specific causes is taken. These severance payments are included in other expenses. During the years ended December 31, 2007, 2006 and 2005, these payments amounted to Ps. 255, Ps. 866 and Ps. 132, respectively.

p)	Income Taxes:

Income tax is charged to results as incurred as well as deferred income taxes. For purposes of recognizing the effects of deferred income taxes in the financial statements, the Company utilizes both prospective and retrospective projections over the medium-term when more than one tax regime exists per jurisdiction and recognizes the amount based on the tax regime it expects to be subject to in the future. Deferred income taxes assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income taxes assets are reduced by any benefits for which there is uncertainty as to their realizability.

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

Through 2007, FEMSA has authorization from the Secretaría de Hacienda y Crédito Público (Secretary of Tax and Public Credit) in Mexico to prepare its Mexican income tax and tax on assets returns (up through 2007) on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries. The provisions for income taxes of the foreign countries have been determined on the basis of the taxable income of each individual company.

q)	Integral Result of Financing:

The integral result of financing includes:

•	Interest: Interest income and expenses are recorded when earned or incurred, respectively, except for interest expenses of the financing of long-term assets;

•

Foreign Exchange Gains and Losses: Transactions in foreign currencies are recorded in local currencies using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except the foreign exchange gain or loss from the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature and the foreign exchange gain or loss from the financing of long-term assets (see Note 3);

•

Gain or Loss on Monetary Position: Represents the result of the effects of inflation on monetary items. The gain or loss on monetary position is computed by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature (see Note 3). The gain or loss on monetary position of foreign subsidiaries is translated into Mexican pesos using the year-end exchange rate. In addition, the gain or loss on monetary position from long-term liabilities to finance long-term assets is excluded from the integral result of financing; and

•

Market Value Gain or Loss on Ineffective Portion of Derivative Financial Instruments: Represents the net change in the fair value of the ineffective portion of derivative financial instruments and the net change in the fair value of embedded derivative financial instruments.

r)	Derivative Financial Instruments:

The Company values and records all derivative financial instruments and hedging activities, including certain derivative financial instruments embedded in other contracts, in the balance sheet as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or as a component of cumulative other comprehensive income, based on the type of hedging instrument and the ineffectiveness of the hedge.

The Company designates its financial instruments as cash flow hedge at the inception of the hedging relationship, when transactions meet all hedging accounting requirements. For cash flow hedges, the effective portion is recognized temporarily in cumulative other comprehensive income within stockholders’ equity, and subsequently reclassified to current earnings at the same time the hedged item is affected. When derivative financial instruments do not meet all of the accounting requirements for hedging purposes, the change in fair value is immediately recognized in net income. For fair value hedges, the changes in the fair value are recorded in the consolidated results in the period the change occurs.

The Company identifies embedded derivatives that should be segregated from the host contract for purposes of valuation and recognition. When an embedded derivative is identified and the host contract has not been stated at fair value and adequate elements for its valuation exist, the embedded derivative is segregated from the host contract, stated at fair value and classified as trading or designated as a financial instrument for hedging. Changes in the fair value of the embedded derivatives at the closing of each period are recognized in current earnings.

s)	Cumulative Other Comprehensive Income:

The cumulative balances of the components of majority other comprehensive income are as follows:

	2007		2006
Cumulative result of holding non-monetary assets	Ps.	(6,071)	Ps.	(6,460)
Unrealized loss on cash flow hedges		(240)		(638)
Cumulative translation adjustment		(1,336)		(1,696)
Additional labor liability over unrecognized net transition obligation		(354)		(113)

	Ps.	(8,001)	Ps.	(8,907)

t)	Provisions:

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

Note 5. Acquisitions.

a)	FEMSA:

On November 3, 2006, FEMSA indirectly acquired from The Coca-Cola Company 148,000,000 series “D” shares, which represent 8.02% of the total outstanding equity of Coca-Cola FEMSA for an aggregate amount of Ps. 4,801 paid in cash. This acquisition increased FEMSA’s ownership stake in Coca-Cola FEMSA from 45.7% to 53.7% and its voting control from 53.6% to 63.0%. In accordance with Mexican FRS, as this transaction occurred between shareholders and did not impact the net assets of the Company, the payment in excess of the book value of the shares acquired of Ps. 1,609 was recorded in stockholders’ equity as a reduction of additional paid-in capital.

b)	Coca-Cola FEMSA:

On November 8, 2007, Administración S.A.P.I. de C.V. (“Administración SAPI”), a Mexican company owned 50% by Coca-Cola FEMSA and 50% by The Coca-Cola Company, acquired 100% of Jugos del Valle, S.A.B. de C.V. (“Jugos del Valle”). Administración SAPI acquired 58,350,908 shares representing 100% of Jugos del Valle’s outstanding stock, for Ps. 4,020 paid in cash and assumed liabilities of Ps. 934. Administración SAPI is in the process of completing its purchase price allocation represented by the excess of the purchase price over the book value of Jugos del Valle.

Subsequent to the initial acquisition of Jugos del Valle by Administración SAPI, Coca-Cola FEMSA offered to sell 30% of its interest in Administración SAPI to other Coca-Cola bottlers. As of December 31, 2007, a majority of the Coca-Cola bottlers had accepted the offer, which the Company expects will close in 2008. As of December 31, 2007, Coca-Cola FEMSA has recorded an investment equivalent to 20% of the capital stock of Administración SAPI. This represents its investments in shares after the expected sale of the Coca-Cola bottlers of 30% as the remaining 20% of the shares of Administración SAPI, whose fair value of Ps. 684 have been classified as investment in shares available for sale in the consolidated balance sheet.

c)	FEMSA Cerveza:

During 2006, FEMSA Cerveza made certain business acquisitions that were accounted for under the purchase method. The results of the operations acquired by FEMSA Cerveza have been included in the consolidated financial statements since the date of acquisition. The 2006 statement of changes in financial position presents the effects of the acquisitions and incorporation of such operations as a single line item within investing activities.

The companies acquired by FEMSA Cerveza are:

i)	On January 13, 2006, FEMSA Cerveza indirectly acquired a controlling stake in Kaiser from Molson Coors, Brewing Co. (“Molson Coors”) for Ps. 770 paid in cash, which represented 68% of the equity of Kaiser. FEMSA Cerveza assumed Kaiser’s existing financial debt, which totaled approximately Ps. 679, and received certain indemnity provisions from Molson Coors for the potential payment of contingent liabilities and claims. Subsequent to the acquisition date, Kaiser paid Ps. 187 regarding such contingencies subject to the Molson Coors indemnifications and FEMSA Cerveza recorded a corresponding receivable for the amounts owed to them. As of December 31, 2007, FEMSA Cerveza’s receivable from Molson Coors was Ps. 228, which includes the effects of Brazilian inflation factors (see Note 6).

On December 18, 2006, FEMSA Cerveza indirectly acquired Molson Coors’ remaining 14.95% stake in Kaiser and paid Ps. 175 in cash. In accordance with Mexican FRS, this purchase was accounted for as an equity transaction as it took place between Kaiser’s existing shareholders.

Additionally, FEMSA made an equity contribution of Ps. 2,237 on December 22, 2006 to Kaiser. Heineken NV, the other Kaiser shareholder, did not participate in this equity contribution, and as a result its stake in Kaiser was diluted from 17.05% to 0.17%.

On August 31, 2007, FEMSA Cerveza sold 5,308,799,804 common shares of Kaiser to Heineken NV, representing 16.88% of its outstanding shares for Ps. 399. FEMSA Cerveza recognized a gain on the sale of Ps. 55, which for purposes of Mexican FRS was recorded in stockholders’ equity as the transaction occurred between Kaiser’s existing shareholders.

FEMSA Cerveza identified and recorded intangible assets with indefinite lives consisting of trademarks valued at Ps. 758 and goodwill of Ps. 4,044 based on the purchase price allocation.

As of December 31, 2007, FEMSA Cerveza’s ownership interest in Kaiser’s represents 82.95% of its outstanding equity.

ii)	In June 2006, FEMSA Cerveza acquired a beer distribution operation from a third-party distributor for an aggregate amount of Ps. 900. As a result of the acquisition, FEMSA Cerveza identified and recorded intangible assets with indefinite lives consisting of beer distribution rights valued at Ps. 834 based on the purchase price allocation. No goodwill was recognized as of result of the acquisition.

Note 6. Accounts Receivable.

	2007		2006
Trade	Ps.	6,841	Ps.	6,783
Allowance for doubtful accounts		(657)		(586)
The Coca-Cola Company		719		197
Notes receivable		546		399
Administración SAPI (1)		523		—
Molson Coors (see Note 5 c)		228		187
Insurance claims		216		63
Loans to employees		63		50
Travel advances to employees		57		50
Guarantee deposits		45		40
Other		748		564

	Ps.	9,329	Ps.	7,747

(1)	The accounts receivable due from Administración SAPI includes funds provided for the working capital of Jugos del Valle.

The changes in the allowance for doubtful accounts are as follows:

	2007		2006		2005
Opening balance	Ps.	586	Ps.	519	Ps.	505
Provision for the year		195		220		203
Write-off of uncollectible accounts		(98)		(131)		(170)
Restatement of the initial balance		(26)		(22)		(19)

Ending balance	Ps.	657	Ps.	586	Ps.	519

Note 7. Inventories.

	2007	2006
Finished products	Ps. 4,585	Ps.4,069
Raw materials	4,305	3,692
Spare parts	720	645
Work in process	309	299
Advances to suppliers	234	138
Advertising and promotional materials	4	5
Allowance for obsolescence	(120)	(144)

	Ps.10,037	Ps.8,704

Note 8. Other Current Assets.

	2007	2006
Advertising and deferred promotional expenses	Ps. 385	Ps. 398
Derivative financial instruments	266	241
Restricted cash	238	306
Prepaid leases	155	133
Advances to suppliers	64	69
Agreements with customers	52	86
Short-term licenses	28	5
Prepaid insurance	26	23
Other	66	10

	Ps.1,280	Ps.1,271

The advertising and deferred promotional expenses recorded in the consolidated income statements for the years ended December 31, 2007, 2006 and 2005 amounted to Ps. 5,455, Ps. 5,123 and Ps. 3,613, respectively.

Note 9. Investments in Shares.

Company	Ownership	2007		2006
FEMSA Cerveza:
Affiliated companies of FEMSA Cerveza (1)	Various	Ps.	220	Ps.	212
Río Blanco Trust (waste water treatment plant) (1)	19.14%		72		77
Affiliated companies of Kaiser (2)	Various		20		21
Other (2)	Various		13		14
Coca-Cola FEMSA:
Administración SAPI (1)	20.00%		978		—
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	23.11%		115		112
Holdfab Partiçipações, LTDA (2)	11.05%		113		—
Industria Mexicana de Reciclaje, S.A. de C.V. (1)	35.00%		76		83
KSP Partiçipações, S.A. (1)	38.74%		69		120
Beta San Miguel, S.A. de C.V. (“Beta San Miguel”) (2)	2.54%		69		69
Compañía de Servicios de Bebidas Refrescantes S.A. de C.V. (“Salesko”) (1)	26.00%		51		18
Complejo Industrial Can, S.A. (“CICAN”) (1) (3)	100.00%		—		40
Other (2)	Various		5		6
Other investments (2)	Various		62		52

		Ps.	1,863	Ps.	824

Accounting method:

(1)	Equity method.

(2)	Restated acquisition cost (there is no readily determinable fair market value).

(3)	In November 2007, Coca-Cola FEMSA acquired the remaining 52% of CICAN and subsequently began to consolidate this entity.

Note 10. Property, Plant and Equipment.

	2007		2006
Land	Ps.	7,137	Ps.	6,755
Buildings, machinery and equipment		83,633		81,581
Accumulated depreciation		(42,330)		(41,120)
Refrigeration equipment		9,343		9,497
Accumulated depreciation		(6,847)		(7,246)
Construction in progress		3,110		2,574
Long-lived assets stated at net realizable value		562		796
Other long-lived assets		99		123

	Ps.	54,707	Ps.	52,960

The Company has identified certain long-lived assets that are not strategic to the current and future operations of the business and are available for sale, comprised of land, buildings and equipment, in accordance with an approved program for the disposal of certain investments. Such long-lived assets, which are not in use, have been recorded at their estimated net realizable value without exceeding their restated acquisition cost, as follows:

	2007		2006
FEMSA and others subsidiaries	Ps.	250	Ps.	307
FEMSA Cerveza		218		293
Coca-Cola FEMSA		94		196

	Ps.	562	Ps.	796

Land	Ps.	360	Ps.	535
Buildings		202		229
Equipment		—		32

	Ps.	562	Ps.	796

As a result of selling certain long-lived assets, the Company recognized gains of Ps. 127 and Ps. 22 and a loss of Ps. 1 for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 11. Intangible Assets.

	2007		2006
Unamortized intangible assets:
Coca-Cola FEMSA:
Rights to produce and distribute Coca-Cola trademark products	Ps.	42,225	Ps.	40,838
FEMSA Cerveza:
Trademarks and distribution rights		11,299		11,299
Goodwill		4,044		3,302
Kaiser trademarks		758		545
Other		285		285

Other unamortized intangible assets		499		489
Amortized intangible assets:
Cost of systems implementation		589		733
Start-up expenses		398		257
Other		137		158

	Ps.	60,234	Ps.	57,906

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments				Amortization
	Accumulated at the Beginning of the Year		Additions		Accumulated at the Beginning of the Year		For the Year		Total		Estimated Amortization Per Year
2007
Cost of systems implementation	Ps.	1,892	Ps.	201	Ps.	(1,159)	Ps.	(345)	Ps.	589	Ps.	251
Start-up expenses		364		189		(107)		(48)		398		52

2006
Cost of systems implementation	Ps.	1,578	Ps.	314	Ps.	(763)	Ps.	(396)	Ps.	733
Start-up expenses		330		34		(78)		(29)		257

Note 12. Other Assets.

	2007		2006
Leasehold improvements-net	Ps.	4,352	Ps.	3,642
Agreements with customers		3,786		3,392
Additional labor liabilities (see Note 15)		948		1,287
Long-term licenses		411		182
Long-term accounts receivable		383		380
Advertising and promotional expenses		212		123
Other		1,025		872

	Ps.	11,117	Ps.	9,878

Note 13. Balances and Transactions with Related Parties and Affiliated Companies.

On January 1, 2007, NIF C-13, “Related Parties,” went into effect. This standard broadens the concept of “related parties” to include: a) the overall business in which the reporting entity participates; b) close family members of key officers; and c) any fund created in connection with a labor related compensation plan. Additionally, NIF C-13 requires that entities provide comparative disclosures in the notes to the financial statements.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances	2007		2006
Due from The Coca-Cola Company	Ps.	719	Ps.	197
Other receivables		1,284		961
Due to BBVA Bancomer, S.A. de C.V.		1,712		1,776
Due to The Coca-Cola Company		3,401		2,546
Due to British American Tobacco México		191		100
Other payables		327		1,632

Transactions	2007		2006		2005
Income:
Sales of cans and aluminum lids to Promotora Mexicana de Embotelladores, S.A. de C.V. (1)	Ps.	1,121	Ps.	1,105	Ps.	1,003
Logistic services to Grupo Industrial Saltillo, S.A. de C.V. (1)		242		288		255
Sale of Grupo Inmobiliario San Agustín, S.A. de C.V. shares to Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (1)		37		—		—
Interest income from BBVA Bancomer, S.A. de C.V. (1)		33		4		3
Sales of non-carbonated soft-drinks to Salesko (1)		7		27		19
Other revenues from affiliated companies		969		887		851

Expenses:
Purchase of concentrate from The Coca-Cola Company		12,239		10,322		9,112
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V. (1)		1,324		1,034		950
Purchase of cigarettes from British American Tobacco México (1)		1,064		775		628
Advertisement expense paid to The Coca-Cola Company		940		933		939
Purchase of sugar from Beta San Miguel		845		536		621
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V.		723		865		1,349
Purchase of canned products from IEQSA and CICAN (2)		518		816		641
Interest expense paid to BBVA Bancomer S.A. de C.V. (1)		305		257		253
Advertising services from Grupo Televisa, S.A.B. (1)		178		165		160
Donations to Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (1)		108		92		47
Purchase of plastic bottles from Embotelladora del Atlántico, S.A. (formerly Complejo Industrial Pet, S.A.) (1)		37		34		184
Donations to Difusión y Fomento Cultural, A.C. (1)		32		19		42
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (1)		31		41		54
Interest expense paid to The Coca-Cola Company		29		65		13
Interest expense paid to Grupo Financiero Banamex, S.A. de C.V. (1)		164		201		361
Purchase of crown caps from Tapón Corona, S.A. (3)		—		—		144

(1)	One or more members of the board of directors or senior management are members of the board of directors or senior management of the counterparties to these transactions.

(2)	In 2007, CICAN is not considered to be related party.

(3)	Since 2006, Tapón Corona is not considered to be related party.

The benefits and aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries were as follows:

	2007	2006	2005
Short- and long-term benefits paid	$1,290	$1,098	$1,037
Severance indemnities	17	13	21
Postretirement benefits (service cost)	29	31	22

Note 14. Balances and Transactions in Foreign Currencies.

Assets, liabilities and transactions denominated in foreign currencies, other than the functional currencies of the reporting unit, translated into U.S. dollars are as follows:

Balances		Applicable Exchange Rate (1)	Short-Term	Long-Term	Total
2007	Assets	10.8662	$196	$21	$217
	Liabilities		420	549	969
2006	Assets	10.8755	$107	$16	$123
	Liabilities		385	585	970

(1)	Mexican pesos per one U.S. dollar.

Transactions	2007	2006	2005
Revenues	$463	$390	$361

Expenses:
Purchases of raw materials	708	574	468
Interest expense	155	159	139
Export expenses	95	74	65
Technical assistance fees	13	12	5
Suppliers	47	38	25
Other	107	75	59

	$1,125	$932	$761

As of February 18, 2008, the issuance date of these consolidated financial statements, the exchange rate published by “Banco de México” was 10.7413 Mexican pesos per one U.S. dollar, and the Company’s foreign currency position was similar to that as of December 31, 2007.

Note 15. Labor Liabilities.

In 2007, FEMSA Cerveza approved a plan to allow certain qualifying personnel to early retire beginning in 2008. This plan consisted in the following: (i) allowed personnel with more than 55 years of age and 20 years of seniority to take advantage of the early retirement in order to obtain the same pension benefits as if they had retired at their regular retirement age, and (ii) to pay severance indemnities to some employees that do not meet certain characteristics defined by the Company. This plan is intended to improve the efficiency of FEMSA Cerveza’s operating structure. The financial impact of this plan was Ps. 125 and was accounted for as an amendment and recorded in the consolidated results of the Company as part of other expenses (see Note 18).

In December 2006, the Company approved a modification of its pension and retirement plans effective in 2007. Through December 2006, the Company’s pension and retirement plans provided for lifetime monthly payment as a complement to the pension payment received from the Mexican Social Security Institute (Instituto Mexicano del Seguro Social or “IMSS”). The modified pension and retirement plans, provide for one a lump-sum benefit payment, in addition to the pension benefits received from the IMSS, which will supplement the beneficiary’s earnings.

Additionally, FEMSA modified the long-term assumptions used in the actuarial calculations for its Mexican subsidiaries in 2006. The discount rate was reduced from 6.0% to 4.5% based on changes in the Company’s revised estimate of current prices for settling its related obligations as a result of recent stability reflected by the Mexican economy. The expected salary increase was reduced from 2.0% to 1.5% based on changes in the estimated future compensation of its Mexican employees. The expected return on plan assets was reduced from 6.0% to 4.5% based on returns currently being earned by plan assets and the rates of return expected to be available for reinvestment in the future.

The net effect in 2006 of the changes mentioned above was an increase in pension and retirement plan, seniority premium and severance indemnity liabilities of Ps. 797, Ps. 19 and Ps. 23, respectively. These changes were accounted as an unrecognized prior service costs and unrecognized actuarial net losses, which will be amortized over the expected service period of the Company’s personnel.

a)	Assumptions:

Actuarial calculations for pension and retirement plans, seniority premiums, postretirement medical services and severance indemnity liabilities, as well as the cost for the year, were determined in 2007 using the following long-term assumptions:

Real Rates
Annual discount rate	4.5%
Salary increase	1.5%
Return on assets	4.5%
Measurement date: December 2007

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

The annual growth rate for health care expenses is 1.5% in real terms, consistent with the historical average health care expense rate for the past 30 years. Such rate is expected to remain consistent for the foreseeable future.

Based on these assumptions, the expected benefits to be paid in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Postretirement Medical Services		Severance Indemnities
2008	Ps.	467	Ps.	17	Ps.	39	Ps.	116
2009		334		16		40		86
2010		263		17		41		81
2011		387		19		42		72
2012		326		21		43		65
2013 to 2017		1,554		140		324		214

b)	Balances of the Liabilities:

	2007		2006
Pension and retirement plans:
Vested benefit obligation	Ps.	2,373	Ps.	2,220
Non-vested benefit obligation		2,797		2,595

Accumulated benefit obligation		5,170		4,815
Excess of projected benefit obligation over accumulated benefit obligation		422		528

Projected benefit obligation		5,592		5,343
Pension plan funds at fair value		(2,806)		(2,779)

Unfunded projected benefit obligation		2,786		2,564
Unrecognized net transition obligation		(170)		(213)
Unrecognized prior service costs		(1,007)		(1,067)
Unrecognized actuarial net gain		38		16

		1,647		1,300
Additional labor liability		915		930

Total		2,562		2,230

Seniority premiums:
Vested benefit obligation		91		115
Non-vested benefit obligation		137		105

Accumulated benefit obligation		228		220
Excess of projected benefit obligation over accumulated benefit obligation		25		25

Unfunded projected benefit obligation		253		245
Unrecognized net transition obligation		(9)		(10)
Unrecognized actuarial net loss		(57)		(51)

		187		184
Additional labor liability		60		57

Total		247		241

Postretirement medical services:
Vested benefit obligation		295		312
Non-vested benefit obligation		447		419

Accumulated benefit obligation		742		731
Medical services funds at fair value		(96)		(105)

Unfunded accumulated benefit obligation		646		626
Unrecognized net transition obligation		(39)		(43)
Unrecognized actuarial net loss		(306)		(334)

Total		301		249

Severance indemnities:
Accumulated benefit obligation		609		546
Excess of projected benefit obligation over accumulated benefit obligation		38		42

Projected benefit obligation		647		588
Unrecognized net transition obligation		(450)		(486)
Unrecognized actuarial net loss		(124)		(36)

		73		66
Additional labor liability		535		483

Total		608		549

Total labor liabilities	Ps.	3,718	Ps.	3,269

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the current year.

The projected benefit obligation in some of the Company’s subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which was recorded in other assets up to an amount of the unrecognized net transition obligation and prior service costs (see Note 12) and the difference was recorded in cumulative other comprehensive income.

c)	Trust Assets:

Trust assets consist of fixed and variable return financial instruments, at market value. The trust assets are invested as follows:

	2007	2006
Fixed Return:
Traded securities	22%	25%
Bank instruments	17%	20%
Federal government instruments	31%	31%
Variable Return:
Publicly traded	30%	24%

	100%	100%

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

The amounts and types of securities of the Company and related parties included in trust assets are as follows:

	2007		2006
Debt:
CEMEX, S.A.B. de C.V. (1)	Ps.	51	Ps.	55
BBVA Bancomer, S.A. de C.V. (1)		29		—
Deutsche Bank (Mexico) (1)		26		—
British American Tobacco Mexico (1)		16		16
Valores Mexicanos Casa de Bolsa, S.A. de C.V. (1)		8		—
Coca-Cola FEMSA		2		—
Grupo Bimbo, S.A.B. de C.V. (1)		—		11
Grupo Televisa, S.A.B. (1)		—		10
Capital:
FEMSA		177		192
CEMEX, S.A.B. de C.V. (1)		135		69
Grupo Televisa, S.A.B. (1)		84		69

(1)	One or more members of the board of directors or senior management of FEMSA are members of the board of directors or senior management of this company.

d)	Cost for the Year:

	2007		2006		2005
Pension and retirement plans:
Service cost	Ps.	210	Ps.	139	Ps.	123
Interest cost		235		232		216
Expected return on trust assets		(129)		(139)		(126)
Amortization of unrecognized transition obligation		102		55		54
Amortization of net actuarial loss		1		6		—

		419		293		267

Seniority premiums:
Service cost		30		24		23
Interest cost		10		11		11
Amortization of unrecognized transition obligation		2		3		2
Amortization of net actuarial loss		3		—		—

		45		38		36

Postretirement medical services:
Service cost		27		20		20
Interest cost		32		36		34
Expected return on trust assets		(6)		(4)		(3)
Amortization of unrecognized transition obligation		4		4		16
Amortization of net actuarial loss		13		10		—

		70		66		67

Severance indemnities:
Service cost		66		85		63
Interest cost		26		34		30
Amortization of unrecognized transition obligation		38		35		32

		130		154		125

	Ps.	664	Ps.	551	Ps.	495

e)	Changes in the Balance of the Obligations:

	2007		2006
Pension and retirement plans:
Initial balance	Ps.	5,343	Ps.	4,139
Service cost		210		139
Interest cost		235		232
Curtailment		—		(24)
Amendments		125		1,036
Actuarial (gain) loss		(62)		29
Benefits paid		(259)		(208)

Ending balance		5,592		5,343

Seniority premiums:
Initial balance		245		202
Service cost		30		24
Interest cost		10		11
Actuarial loss		2		42
Benefits paid		(34)		(34)

Ending balance		253		245

Postretirement medical services:
Initial balance		731		629
Service cost		27		20
Interest cost		32		36
Actuarial loss		12		90
Benefits paid		(60)		(44)

Ending balance		742		731

Severance indemnities:
Initial balance		588		538
Kaiser acquisition		—		34
Service cost		66		85
Interest cost		26		34
Actuarial loss		88		31
Benefits paid		(121)		(134)

Ending balance		647		588

f)	Changes in the Balance of the Trust Assets:

	2007		2006
Pension and retirement plans:
Initial balance	Ps.	2,779	Ps.	2,391
Actual return on trust assets in real terms		110		334
Contributions		78		216
Benefits paid		(161)		(162)

Ending balance		2,806		2,779

Postretirement medical services:
Initial balance		105		83
Actual return on trust assets in real terms		33		1
Contributions		—		65
Benefits paid		(42)		(44)
Ending balance		96		105

g)	Variation in Health Care Assumptions:

The following table presents the impact to the postretirement medical service obligations and the expenses recorded in the income statement with a variation of 1% in the assumed health care cost trend rates.

	Impact of changes:
	+1%		-1%
Postretirement medical services obligation	Ps.	120	Ps.	(106)
Cost for the year		9		(13)

Note 16. Bonus Program.

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

In addition, the Company provides a share compensation plan to certain key executives, consisting of an annual cash bonus to purchase FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. The 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. As of December 31, 2007, no options have been granted to employees.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded in income from operations and are paid in cash the following year. During the years ended December 31, 2007, 2006 and 2005, the bonus expense recorded amounted to Ps. 1,179, Ps. 927 and Ps. 707, respectively.

All shares held by the trusts are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

Note 17. Bank Loans and Notes Payable.

The following table presents short-term debt consisted principally of revolving bank loans as well as their weighted average rates:

	% Interest Rate (1)	2007	% Interest Rate (1)	2006
Mexican pesos	7.8%	Ps. 150	7.6%	Ps. 421
U.S. dollars	6.7%	2,372	5.9%	2,253
Argentine pesos	11.0%	500	10.6%	555
Venezuelan bolivars	15.7%	425	9.6%	516
Brazilian reais	—	—	13.9%	129
Japanese yen	—	—	2.9%	309

		Ps.3,447		Ps.4,183

(1)	Weighted average rate.

The following table presents long-term bank loans and notes payable, as well as their weighted average rates and derivative financial instruments contracted by the Company:

	% Interest Rate (1)	2007		% Interest Rate (1)	2006
Fixed interest rate:
U.S. dollars:
Yankee bonds	7.3%	Ps	. 3,199	7.3%	Ps.	3,354
Bank loans	6.0%		747	5.3%		759
Mexican pesos:
Bank loans	9.7%		3,586	9.7%		4,292
Units of investment (UDIs)	4.2%		2,508	—		—
Notes payable	10.2%		1,500	10.2%		1,556
Japanese yen:
Bank loans	4.8%		230	5.8%		191
Variable interest rate:
U.S. dollars:
Bank loans	5.2%		2,014	5.7%		2,760
Capital leases	8.5%		2	8.7%		9
Mexican pesos:
Bank loans	8.1%		10,010	7.6%		16,573
Notes payable	8.2%		12,750	8.2%		8,462
Brazilian reais:
Bank loans	8.7%		36	9.3%		84
Colombian pesos:
Notes payable	—		—	9.3%		196
Long-term debt			36,582			38,236
Current portion of long-term debt			(5,917)			(2,563)

		Ps.	30,665		Ps.	35,673

Hedging Derivative Financial Instruments	% Interest Rate (1)	2007		% Interest Rate (1)	2006
Interest rate swaps variable to fixed:
Mexican pesos:
Notes:		Ps.	14,085		Ps.	8,462
Interest pay rate	9.5%			9.2%
Interest receive rate	8.1%			8.0%
Bank loans:			4,465			12,279
Interest pay rate	9.4%			9.8%
Interest receive rate	8.0%			7.4%
Cross currency swaps:
Bank loans from Japanese yen to Brazilian reais:			230			499
Interest pay rate	11.8%			13.9%
Interest receive rate	4.8%			4.0%

(1)	Weighted average rate.

Maturities of long-term debt as of December 31, 2007 are as follows:

Current maturities of long-term debt	Ps.	5,917
2009		5,346
2010		2,981
2011		2,075
2012		7,174
2013 and thereafter		13,089

	Ps.	36,582

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

Note 18. Other Expenses.

In 2007, FEMSA Cerveza approved a plan to allow certain qualifying personnel to early retire beginning in 2008 (see Note 15). The financial impact of this plan was Ps. 125 and was recorded in other expenses as a pension plan amendment.

In 2006, Coca-Cola FEMSA implemented strategic restructuring programs in its commercial operations and recognized costs of Ps. 689, which were recorded in other expenses in the December 2006 consolidated income statement. Such costs consisted of Ps. 556 of severance payments associated with an ongoing benefit arrangement and Ps. 133 of other costs related to the restructuring programs. As of December 31, 2007, Coca-Cola FEMSA has paid Ps. 485 related to such costs and the remaining balance is expected to be paid during 2008.

	2007		2006		2005
Employee profit sharing (see Note 2)	Ps.	553	Ps.	530	Ps.	588
Loss on sales of fixed assets		101		59		237
Contingencies		228		117		172
Severance payments associated with an ongoing benefit and amendment to pension plan		255		866		132
Impairment of long-lived assets		93		208		84
Participation in affiliated companies		(154)		(11)		(72)
Other		221		(119)		(33)

Total	Ps.	1,297	Ps.	1,650	Ps.	1,108

Note 19. Fair Value of Financial Instruments.

a)	Long-Term Debt:

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of long-term notes is based on quoted market prices. The fair value is estimated as of the date of the most recent balance sheet presented.

	2007		2006
Carrying value	Ps.	36,582	Ps.	38,235
Fair value		36,960		38,607

b)	Interest Rate Swaps:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments are recognized in the consolidated balance sheet at their estimated fair value and designated as a cash flow hedge. The estimated fair value is based on formal technical models. Changes in fair value were recorded in cumulative other comprehensive income.

At December 31, 2007, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Asset (Liability)
2008	Ps.	6,076	Ps.	(33)
2009		2,570		(76)
2010		2,267		(92)
2011		2,412		(64)
2012		3,225		(75)
2013		2,000		17

The net effect of expired derivative contracts is included in current earnings as an interest expense and amounted to Ps. 357, Ps. 334 and Ps. 28 for the years ended December 31, 2007, 2006 and 2005, respectively.

A portion of certain interest rate swaps do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value of ineffective portion were recorded in the consolidated results as part of the integral result of financing. For the years ended December 31, 2007, 2006 and 2005, the net effect of these instruments as of the date of the financial statements was a gain of Ps. 35, a loss of Ps. 39 and gain of Ps. 10, respectively.

c)	Forward Agreements to Purchase Foreign Currency:

The Company entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican pesos and other currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is based on formal technical models. The changes in the fair value are recorded in cumulative other comprehensive income. As of December 31, 2007, the Company’s had forward contracts to buy U.S. dollars and other currencies that meet the hedging criteria for accounting purposes with a notional amount of Ps. 1,783, and a fair value assets of Ps.10. These contracts expired in 2008.

As of the December 2007, 2006 and 2005 the Company registered effects of expired forward contract foreign exchange losses of Ps. 13, Ps. 2 and Ps. 9, respectively. Additionally, the Company recorded a foreign exchange loss of Ps. 168 in its consolidated income statement of 2005 in connection with the forward contract to buy U.S. dollars in connection with the bridge loans incurred regarding the acquisition of FEMSA Cerveza’s minority interest. These forward contracts were terminated in 2005 in conjunction with the payment of the bridge loans.

As of December 31, 2007, certain of the Company’s forward contracts to buy U.S. dollars and other currencies do not meet the hedging criteria for accounting purposes; consequently changes in the fair value were recorded in the consolidated results as part of the integral result of financing. The notional amount of those forward agreements to purchase foreign currency maturing in 2008 is Ps. 1,087 with a corresponding fair value gain of Ps. 9. For the years ended December 31, 2007 and 2006, the net effect of expired contracts that did not meet the hedging criteria for accounting purposes was a gain of Ps. 13 and a loss of Ps. 23, respectively, included as a market value gain (loss) on ineffective portion of derivative financial instruments. In 2005 there are no effects of forwards agreements that did not meet hedging criteria.

d)	Cross Currency Swaps:

The Company enters into cross currency swaps to reduce its exposure to the risk of exchange rate and interest fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is estimated based on formal technical models. Changes in the fair value were recorded in other comprehensive income. As of December 31, 2007, the Company has cross currency swap agreements outstanding with a notional amount of Ps. 230 and a fair value liability of Ps. 39. Those contracts mature in 2009. The net effect of expired contracts included in interest expense as part of the integral result of financing amounted to Ps. 37 and Ps. 72, for the years ended December 31, 2007 and 2006, respectively. As of the end of December 31, 2005, the net effect of expired contracts, was a gain of Ps. 138.

Certain cross currency swaps instruments did not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value are recorded as a gain or loss in the market value on ineffective portion of derivative financial instruments in the consolidated results as part of the integral result of financing. Those contracts with a notional amount of Ps. 5,302 expire in December 2017 and the net effect changes in the fair value for the year ended December 31, 2007 amounted to Ps. 59 of a gain recorded in the market value on ineffective portion of derivative financial instruments. The net effect of expired contracts that did not meet the hedging criteria for accounting purposes is recorded as a market value gain of Ps. 5 and losses of Ps. 3 and Ps. 233 for the years ended December 31, 2007, 2006 and 2005, respectively. All effects were recorded as part of ineffective portion of derivative financial instruments.

e)	Commodity Price Contracts:

The Company enters into various commodity price contracts to reduce its exposure to the risk of certain raw material costs. The fair value is estimated based on technical formal models. Changes in the fair value were recorded in other comprehensive income. As of December 31, 2007, the Company has commodity price contracts with maturity dates ending in 2010, with a notional amount of Ps. 2,419 and had recorded a fair value liability of Ps. 96. For the years ended December 31, 2007, 2006 and 2005, the net effect of expired commodity price contracts were losses of Ps. 82, Ps. 106 and Ps. 2, respectively, and were recorded as part of operating income offsetting the related raw material cost.

As of the end of December 31, 2007, certain commodity price contracts to reduce its exposure to the risk of certain raw material costs, did not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value are recorded as part of the market value gain (loss) on ineffective portion of derivative financial instruments within the consolidated income statement. As of the end of December 31, 2007, the net effect of those contracts was a loss of Ps. 43.

f)	Embedded Derivative Financial Instruments:

The Company has determined that its leasing contracts denominated in U.S. dollars host embedded derivative financial instruments. The fair value is estimated based on technical formal models. The changes in the fair value were recorded in current earnings in the integral result of financing as market value on derivative financial instruments. As of December 31, 2007, 2006 and 2005, the net effect of embedded derivative financial instruments was losses of Ps. 9 and Ps. 49 and a gain of Ps. 57, respectively.

Note 20. Minority Interest in Consolidated Subsidiaries.

	2007		2006
Coca-Cola FEMSA	Ps.	24,380	Ps.	21,363
FEMSA Cerveza		679		191
Other		16		—

	Ps.	25,075	Ps.	21,554

Note 21. Stockholders’ Equity.

At the FEMSA ordinary stockholders’ meeting held on March 29, 2007, a three-for-one stock split was approved for all of FEMSA’s outstanding stock, which went into effect on May 25, 2007. Subsequent to the stock split, capital stock of FEMSA is comprised of 2,161,177,770 BD Units and 1,417,048,500 B Units.

As of December 31, 2007, the capital stock of FEMSA was comprised of 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

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

•

The related units will cease to be linked together in May 2008, after a period of 10 years from the date of the first issue. Subseries “D-B” shares will be converted into series “B” shares, and subseries “D-L” shares will be converted into series “L” shares.

As of December 31, 2007, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270

Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540

Total shares	7,085,242,500	10,805,888,850	17,891,131,350

On May 25, 2005, the Company completed an equity offering, obtaining net proceeds of Ps. 8,461, which were used to repay the bridge loans incurred in connection with the acquisition of a 30% equity interest in FEMSA Cerveza and to repay other indebtedness. As a result of the equity offering in 2005, the Company’s capital stock increased by 666,400,000 shares.

The restatement of stockholders’ equity for inflation is allocated to each of the various stockholders’ equity accounts, as follows:

	Historical Value		Restatement		Restated Value
Capital stock	Ps.	2,982	Ps.	2,366	Ps.	5,348
Additional paid-in capital		13,326		7,286		20,612
Retained earnings from prior years		34,926		3,182		38,108
Net income		8,300		211		8,511

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the Company, except as a stock dividend. As of December 31, 2007, this reserve for FEMSA amounted to Ps. 596 (nominal value).

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for the restated stockholder contributions and distributions made from consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”) or from reinvested consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta Reinvertida” (“CUFINRE”).

Dividends paid in excess of CUFIN and CUFINRE are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments. As of December 31, 2007, FEMSA’s balances of CUFIN amounted to Ps. 39,234.

At the ordinary stockholders’ meeting of FEMSA held on March 29, 2007, the stockholders approved a dividend of Ps. 0.07406 Mexican pesos (nominal value) per series “B” share and Ps. 0.09257 Mexican pesos (nominal value) per series “D” share that were paid in May 2007. Additionally, the stockholders approved a maximum of Ps. 3,000 for a stock repurchase program.

At an ordinary stockholders’ meeting of Coca-Cola FEMSA held on March 27, 2007, the stockholders approved a dividend of Ps. 831 that were paid in May 2007. The corresponding payment to the minority interest was Ps. 384.

Note 22. Net Majority Income per Share.

This represents the net majority income corresponding to each share of the Company’s capital stock, computed on the basis of the weighted average number of shares outstanding during the year. Additionally, the net income distribution according to the dividend rights of each share series is presented.

As a result of the stock split on May 25, 2007, earnings per share for previously presented periods has been retroactively restated in accordance with Mexican FRS, NIF Bulletin B-14, “Earnings per Share.” The following presents the computed weighted average number of shares and the distribution of income per share series as of December 31, 2007, 2006 and 2005:

	Millions of Shares
	Series “B”		Series “D”
	Number	Weighted Average	Number	Weighted Average
Shares outstanding as of December 31, 2005	9,246.42	8,834.85	8,644.71	8,260.14

Shares outstanding as of December 31, 2006 and 2007	9,246.42	9,246.42	8,644.71	8,644.71

Dividend rights	1.00		1.25
Allocation of earnings	46.11%		53.89%

Note 23. Tax System.

a)	Income Tax:

Income tax is computed on taxable income, which differs from accounting income principally due to the treatment of the integral result of financing, the cost of labor liabilities, depreciation and other accounting provisions. The tax loss may be carried forward and applied against future taxable income.

The statutory income tax rates applicable in 2007 in the countries where the Company operates, the years in which tax loss carryforwards may be applied and the open periods that remain subject to examination are as follows:

	Statutory Tax Rate	Expiration (Years)	Open Period (Years)
Mexico	28%	10	5
Guatemala	31%	N/A	4
Nicaragua	30%	3	4
Costa Rica	30%	3	3
Panama	30%	5	7
Colombia	34%	5–8	2
Venezuela	34%	3	4
Brazil	34%	Indefinite	5
Argentina	35%	5	6

The statutory income tax rate in Mexico for 2007, 2006 and 2005 was 28%, 29% and 30% respectively.

In Colombia, the tax losses generated before December 31, 2002, may be carried forward five years and those generated after January 1, 2003, may be carried forward eight years. Both are limited to 25% of taxable income of each year. Additionally, the statutory tax rate of Colombia decreases from 38.5% in 2006 to 34% in 2007 and 33% in 2008, and the 5% tax imposed on dividends was eliminated in 2006.

In Brazil, tax losses may be carried forward for an indefinite period but cannot be restated and are limited to 30% of the taxable income of each year.

b)	Tax on Assets:

Through 2006, the Mexican tax on assets was computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. Since January 1, 2007 the tax on assets changed from 1.8% to 1.25% and also the deduction of liabilities was eliminated in order to determine the tax to be paid. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of any future income tax liability over the tax on assets in each of the preceding three years. Additionally, this payment may be restated and credited against the excess of the income tax liability over the calculated asset tax for the following 10 years.

The operations in Guatemala, Nicaragua, Colombia and Argentina are also subject to a minimum tax, which is based primarily on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

c)	Business Flat Tax (“IETU”):

On September 14, 2007, the Mexican Senate approved the 2008 Fiscal Reform Bill, which was approved by the President and subsequently published in the Diario Oficial (Official Gazette) on October 1, 2007. The most notable change in the fiscal reform relates to the introduction of a flat tax in Mexico. The IETU will replace the existing Tax on Assets and function similar to an alternative minimum corporate income tax, except that any amounts paid are not creditable against future income tax payments. Taxpayers will be subject to the higher of the IETU or the income tax liability computed under the Mexican Income Tax Law. The IETU will apply to individuals and corporations, including permanent establishments of foreign entities in Mexico, at a rate of 17.5% beginning in 2010. The rates for 2008 and 2009 will be 16.5% and 17.0%, respectively. The IETU will be calculated on a cash-flow basis, whereby the tax base is determined by reducing cash proceeds with certain deductions and credits. In the case of income derived from export sales, where cash on the receivable has not been collected within 12 months, income will be deemed received at the end of this 12-month period. The IETU will be effective beginning January 1, 2008. In addition, as opposed to ISR which allows for fiscal consolidation, companies that incur IETU are required to file their returns on an individual basis.

Based on its financial projections for purposes of its Mexican tax returns, the Company expects to pay corporate income tax in the future and does not expect to pay IETU. As such, the enactment of IETU did not impact the Company’s consolidated financial position or results of operations, as it only recognizes deferred income tax.

d)	Deferred Income Tax:

The temporary differences that generated deferred income taxes liability (asset) are as follows:

Deferred Income Taxes	2007		2006
Allowance for doubtful accounts	Ps.	(116)	Ps.	(114)
Inventories		385		546
Prepaid expenses		120		131
Property, plant and equipment		5,325		5,214
Investments in shares		(7)		(10)
Intangible and other assets		(1,020)		(847)
Labor liabilities		(712)		(497)
Recoverable tax on assets		(68)		(50)
Tax loss carryforwards		(3,722)		(4,196)
Valuation allowance		3,053		3,375
Derivative financial instruments		(72)		(260)
Loss contingencies		(568)		(552)
Temporary non-deductible provision		(710)		(810)
Employee profit sharing		(165)		(150)
Other reserves		597		163

Deferred income taxes, net		2,320		1,943
Deferred income taxes asset		1,264		2,052

Deferred income taxes liability	Ps.	3,584	Ps.	3,995

The changes in the balance of the net deferred income taxes liability are as follows:

	2007		2006
Initial balance	Ps.	1,943	Ps.	1,967
Loss on monetary position		(43)		(41)
Tax provision for the year		(239)		95
Change in the statutory income tax rate		—		(17)
Effects in stockholders’ equity:
Additional labor liability over unrecognized net transition obligation		(107)		9
Cumulative translation adjustment		85		143
Derivative financial instruments		193		(5)
Result of holding non-monetary assets		488		(208)

Ending balance	Ps.	2,320	Ps.	1,943

e)	Provision for the Year:

	2007		2006		2005
Current income taxes	Ps.	4,965	Ps.	4,476	Ps.	4,674
Tax on assets		224		54		14
Deferred income taxes		(239)		95		(58)
Change in the statutory income tax rate		—		(17)		(10)

Income taxes and tax on assets	Ps.	4,950	Ps.	4,608	Ps.	4,620

f)	Tax Loss Carryforwards and Recoverable Tax on Assets:

The subsidiaries in Mexico, Panama, Colombia, Venezuela and Brazil have tax loss carryforwards and/or recoverable tax on assets. The expiration dates of such amounts are as follows:

Year	Tax Loss Carryforwards		Recoverable Tax on Assets
2008	Ps.	1	Ps.	1
2009		1		7
2010		—		—
2011		46		6
2012		6		12
2013		90		12
2014		173		22
2015		113		—
2016		—		—
2017 and thereafter		1,902		14
No expiration (Brazil, see Note 23 a)		8,689		—

	Ps.	11,021	Ps.	74

Due to the uncertainty related to the realization of certain tax loss carryforwards amounting to Ps. 8,979, a valuation allowance has been recorded to reduce the deferred income tax asset associated with such carryforwards. The changes in the valuation allowance which reduce the related deferred taxes asset are as follows:

	2007		2006
Initial balance	Ps.	3,375	Ps.	607
Kaiser acquisition		—		3,157
Cancellation of provision		(157)		(371)
Restatement of the initial balance		(165)		(18)

Ending balance	Ps.	3,053	Ps.	3,375

g)	Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2007	2006	2005
Mexican statutory income tax rate	28%	29.0%	30.0%
Difference between book and tax inflationary effects	(1.1)%	(0.1)%	0.6%
Non-deductible expenses	1.7%	3.3%	1.9%
Change in inventory tax deduction	—	—	(2.1)%
Change in Mexican income tax rate	—	0.1%	—
Non-taxable income	—	(1.5)%	(0.1)%
Other	0.7%	1.0%	3.4%

	29.3%	31.8%	33.7%

Note 24. Contingencies and Commitments.

a)	Contingencies Recorded in the Balance Sheet:

The Company has various loss contingencies, and reserves have been recorded in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies were recorded as a result of recent business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2007:

	Total
Tax	Ps.	1,725
Legal		268
Labor		649

Total	Ps.	2,642

b)	Unsettled Lawsuits:

The Company has entered into legal proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and FEMSA Cerveza. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of December 31, 2007 is $311. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations.

In recent years in its Mexican, Costa Rican and Brazilian territories, Coca-Cola FEMSA and FEMSA Cerveza have been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the beer and soft drink industries where those subsidiaries operate.

In 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern Division of Florida against certain Colombian subsidiaries and The Coca-Cola Company. In the complaint, the plaintiffs alleged that the subsidiaries engaged in wrongful acts against the labor union and its members in Colombia and are seeking damages of $500. The Company has filed a motion to dismiss the complaint. On September 29, 2006, the Court entered a consolidated omnibus order dismissing the case for lack of subject matter jurisdiction and conclusively ruled that the Court did not have subject matter jurisdiction over any of the labor union and its member actions, and thus all of the claims against the Company were effectively dismissed. However, the plaintiffs have appealed this ruling.

c)	Collateralized Contingencies:

As is customary in Brazil, the Company has been requested by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 1,887 by pledging fixed assets and entering into available lines of credit which cover such contingencies.

d)	Commitments:

As of December 31, 2007, the Company has capital and operating lease commitments for the leasing of production machinery and equipment, distribution equipment, computer equipment and land for FEMSA Comercio’s operations.

The contractual maturities of the lease commitments by currency, expressed in Mexican pesos as of December 31, 2007, are as follows:

	Mexican Pesos		U.S. Dollars		Other
2008	Ps.	1,309	Ps.	720	Ps.	76
2009		1,246		451		81
2010		1,204		58		83
2011		1,144		13		22
2012 and thereafter		7,692		—		—

Total	Ps.	12,595	Ps.	1,242	Ps.	262

Rental expense charged to operations amounted to approximately Ps. 1,713, Ps. 1,543 and Ps. 1,707 for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 25. Information by Segment.

a)	By Business Unit:

	Coca-Cola FEMSA		FEMSA Cerveza		FEMSA Comercio		Other		Consolidation Adjustments		Consolidated
2007
Total revenue	Ps.	69,251	Ps.	39,566	Ps.	42,103	Ps.	8,124	Ps.	(11,488)	Ps.	147,556
Intercompany revenue		864		4,256		16		6,352		(11,488)		—
Income from operations		11,447		5,404		2,315		403		—		19,569
Depreciation (1)		2,637		1,637		543		113		—		4,930
Amortization		241		1,786		399		39		—		2,465
Other non-cash charges (2) (3)		173		426		28		90		—		717
Impairment of long-lived assets		—		91		—		2		—		93
Interest expense		2,139		2,102		449		1,001		(1,137)		4,554
Interest income		613		342		38		913		(1,137)		769
Income taxes		3,336		888		377		349		—		4,950
Capital expenditures		3,682		5,373		2,112		90		—		11,257

Long-term assets		69,720		50,562		9,057		12,686		(9,715)		132,310
Total assets		87,178		65,539		14,284		18,743		(19,949)		165,795

2006
Total revenue	Ps.	64,046	Ps.	37,919	Ps.	36,835	Ps.	7,966	Ps.	(10,646)	Ps.	136,120
Intercompany revenue		722		3,911		13		6,000		(10,646)		—
Income from operations		10,251		6,121		1,664		431		—		18,467
Depreciation (1)		2,595		1,818		431		110		—		4,954
Amortization		253		2,018		363		36		—		2,670
Other non-cash charges (2) (3)		143		238		15		88		—		484
Impairment of long-lived assets		79		121		—		8		—		208
Interest expense		2,252		1,646		402		525		(526)		4,299
Interest income		383		228		53		654		(526)		792
Income taxes		2,555		1,476		360		217		—		4,608
Capital expenditures		2,863		4,419		1,943		197		—		9,422

Long-term assets		67,955		48,570		7,912		7,901		(5,651)		126,687
Total assets		80,464		62,228		12,311		10,781		(11,268)		154,516

2005
Total revenue	Ps.	59,642	Ps.	29,768	Ps.	31,021	Ps.	6,485	Ps.	(7,454)	Ps.	119,462
Intercompany revenue		650		2,232		2		4,570		(7,454)		—
Income from operations		9,973		5,800		1,360		306		—		17,439
Depreciation (1)		2,610		1,617		348		107		—		4,682
Amortization		185		1,881		301		16		—		2,383
Other non-cash charges (2) (3)		181		162		7		69		—		419
Impairment of long-lived assets		—		82		—		2		—		84
Interest expense		2,757		1,312		381		760		(451)		4,759
Interest income		378		226		70		542		(451)		765
Income taxes		2,698		1,186		309		427		—		4,620
Capital expenditures		2,516		3,197		1,528		267		—		7,508

(1)	Includes breakage of bottles.

(2)	Excludes the non-cash charges related to current assets and liabilities.

(3)	Includes the cost for the year related to labor liabilities (see Note 15 d) and participation in associated companies.

b)	By Geographic Area:

2007	Total Revenue		Capital Expenditures		Long-Lived Assets		Total Assets
Mexico	Ps.	106,136	Ps.	9,137	Ps.	98,302	Ps.	120,965
Central America (1)		4,850		328		6,058		7,075
Colombia		7,051		643		7,681		11,193
Venezuela		9,792		(9)		4,155		6,364
Brazil		16,093		879		14,611		21,615
Argentina		4,034		279		1,503		2,534
Consolidation adjustments		(400)		—		—		(3,951)

Consolidated	Ps.	147,556	Ps.	11,257	Ps.	132,310	Ps.	165,795

2006	Total Revenue		Capital Expenditures		Long-Lived Assets		Total Assets
Mexico	Ps.	99,310	Ps.	7,807	Ps.	95,559	Ps.	113,570
Central America (1)		4,592		78		5,490		6,504
Colombia		6,556		586		6,994		10,220
Venezuela		7,997		221		4,324		5,773
Brazil		14,378		510		12,871		18,849
Argentina		3,458		220		1,449		2,335
Consolidation adjustments		(171)		—		—		(2,735)

Consolidated	Ps.	136,120	Ps.	9,422	Ps.	126,687	Ps.	154,516

2005	Total Revenue		Capital Expenditures
Mexico	Ps.	90,561	Ps.	5,934
Central America (1)		4,022		218
Colombia		6,147		434
Venezuela		7,188		517
Brazil		8,433		259
Argentina		3,256		146
Consolidation adjustments		(145)		—

Consolidated	Ps.	119,462	Ps.	7,508

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

Note 26. Differences Between Mexican FRS and U.S. GAAP.

As discussed in Note 2, the consolidated financial statements of the Company are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported majority net income, majority stockholders’ equity and majority comprehensive income to U.S. GAAP is presented in Note 27. It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements as required by NIF Bulletin B-10, “Recognition of the Effects of Inflation in the Financial Information,” of Mexican FRS.

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

Under Mexican FRS, the Company consolidates Coca-Cola FEMSA since it owns a majority of the outstanding voting capital stock and exercises control over the operations of Coca-Cola FEMSA in the ordinary course of business in accordance with the requirements of Mexican NIF Bulletin B-8 “Consolidated and Combined Financial Statements and Valuation of Long-Term Investments in Shares.” Pursuant to NIF Bulletin B-8, Coca-Cola FEMSA meets the criteria of a subsidiary for consolidation as FEMSA holds more than 50% of Coca-Cola FEMSA’s outstanding voting stock and has not yielded control to a minority shareholder. NIF Bulletin B-8 establishes that control has been yielded when a minority shareholder obtains:

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

The shareholder agreement grants The Coca-Cola Company substantive participating rights. The affirmative vote of two Directors appointed by The Coca-Cola Company is, with limited exceptions, required for matters considered by the Board of Directors, including the designation of the Chief Executive Officer and the Chief Financial Officer, the annual business plan, capital investment plan and asset disposals, mergers, acquisitions or sales of any line of business. Under Emerging Issues Task Force (“EITF”) 96-16, “Investor’s Accounting for an Investee When the Investor Owns a Majority of the Voting Stock but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights,” such approval and veto rights held by The Coca-Cola Company qualify as substantive participating rights and therefore do not allow FEMSA to consolidate Coca-Cola FEMSA in its financial statements for U.S. GAAP purposes. Therefore, FEMSA’s investment in Coca-Cola FEMSA is recorded by applying the equity method in FEMSA’s consolidated financial statements under U.S. GAAP.

Summarized consolidated balance sheets and income statements of Coca-Cola FEMSA and subsidiaries under U.S. GAAP as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 are presented as follows:

Consolidated Balance Sheets	2007		2006
Current assets	Ps.	18,065	Ps.	11,942
Property, plant and equipment		22,968		21,242
Other assets		47,550		45,370

Total assets	Ps.	88,583	Ps.	78,554

Current liabilities	Ps.	16,245	Ps.	12,618
Long-term liabilities		21,213		22,906

Total liabilities		37,458		35,524
Minority interest in consolidated subsidiaries		1,653		1,260
Stockholders’ equity		49,472		41,770

Total liabilities and stockholders’ equity	Ps.	88,583	Ps.	78,554

Consolidated Income Statements	2007		2006		2005
Total revenues	Ps.	69,131	Ps.	59,940	Ps.	54,196
Income from operations		10,741		8,749		8,720
Income before income taxes		10,225		7,700		7,404
Income taxes		3,271		2,420		2,467
Minority interest in results of consolidated subsidiaries		189		176		128

Net income		6,765		5,104		4,809
Other comprehensive income		1,768		1,023		(336)

Comprehensive income	Ps.	8,533	Ps.	6,127	Ps.	4,473

b)	Restatement of Prior Year Financial Statements:

As explained in Note 4 a), in accordance with Mexican FRS, the financial statements for Mexican subsidiaries for prior years were restated using inflation factors and for foreign subsidiaries and affiliated companies for prior years was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year-end exchange rate.

Under U.S. GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America (“SEC”), which require that prior year financial statements be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of prior year amounts using Mexican inflation factors.

Additionally, all other U.S. GAAP adjustments for prior years have been restated based upon this methodology.

c)	Classification Differences:

Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. These include:

•	As explained in Note 4 c), under Mexican FRS, advances to suppliers are recorded as inventories. Under U.S. GAAP advances to suppliers are classified as prepaid expenses;

•

Impairment of goodwill and other long-lived assets, the gains or losses on the disposition of fixed assets, all severance indemnity charges and employee profit sharing are included in operating expenses under U.S. GAAP; and

•

Under Mexican FRS, deferred taxes are classified as non-current, while under U.S. GAAP they are based on the classification of the related asset or liability or their estimated reversal date when not associated with an asset or liability.

d)	Deferred Promotional Expenses:

As explained in Note 4 d), for Mexican FRS purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For U.S. GAAP purposes, such promotional costs are expensed as incurred. As of December 31, 2007, 2006 and 2005, this difference was reconciled by Coca-Cola FEMSA and its impact in FEMSA is included in the participation of Coca-Cola FEMSA. No other consolidated entity has deferred promotional expenses.

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

As mentioned in Note 4 i), under Mexican FRS, until January 1, 2003, all intangible assets were amortized over a period of no more than 20 years. Effective January 1, 2003, revised NIF Bulletin C-8, “Intangible Assets,” went into effect and recognizes that certain intangible assets (excluding goodwill) have indefinite lives and should not be amortized. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (effective January 1, 2002), goodwill and indefinite-lived intangible assets are also no longer subject to amortization, but rather are subject to periodic assessment for impairment. Accordingly, amortization of indefinite-lived intangible assets was discontinued in 2002 for U.S. GAAP. In 2003, amortization of indefinite-lived intangible assets was discontinued for Mexican FRS and in 2004 the amortization of goodwill was discontinued (see Note 4 i).

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

g)	Restatement of Imported Equipment:

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

Through December 2006, the Company did not capitalize the integral result of financing, which was previously optional under Mexican FRS. On January 1, 2007, NIF D-6, “Capitalization of Integral Result of Financing” went into effect. This standard establishes that the integral result of financing generated as a result of loans obtained to finance investment projects must be capitalized as part of the cost of long-term assets when certain conditions are met. This standard does not require retrospective application. The adoption of this standard did not have an impact on the Company’s consolidated financial position or results of operations.

In accordance with SFAS No. 34, “Capitalization of Interest Cost,” if the integral result of financing is incurred during the construction of qualifying assets, capitalization is required for all assets that require a period of time to get them ready for their intended use. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the U.S. GAAP reconciliation of the majority net income and majority stockholders’ equity. If the borrowings are denominated in U.S. dollars, the weighted average interest rate on all such outstanding debt is applied to the balance of construction in progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

i)	Derivative Financial Instruments:

Beginning on January 1, 2005, in accordance with Mexican FRS, as mentioned in Note 4 r), the Company values and records all derivative financial instruments and hedging activities according to NIF Bulletin C-10, “Derivative Financial Instruments and Hedging Activities,” which establishes similar accounting treatment as described in SFAS No. 133, “Accounting for Derivative Financial Instruments and Hedging Activities.” Therefore, as of such date the Company no longer has any difference as it relates to derivative financial instruments.

j)	Deferred Income Taxes, Employee Profit Sharing and Uncertain Tax Positions:

The Company calculates its deferred income taxes and employee profit sharing in accordance with SFAS No. 109, “Accounting for Income Taxes,” for U.S. GAAP purposes, which differs from Mexican FRS as follows:

•

Under Mexican FRS, the effects of inflation on the deferred taxes balance generated by monetary items are recognized in the result of monetary position. Under U.S. GAAP, the deferred taxes balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income taxes provision;

•

Under Mexican FRS, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under U.S. GAAP, the same liability method used for deferred income taxes is applied; and

•

The differences in start-up expenses, restatement of imported machinery and equipment, capitalization of financing costs and pension plan mentioned in Note 26 d), g), h) and k) generate a difference when calculating the deferred income taxes under U.S. GAAP compared to that presented under Mexican FRS (see Note 23 d).

Employee profit sharing is deductible for Mexican income taxes purposes. This deduction reduces the payments of income taxes in subsequent years. Therefore, the Company recorded a reduction to the deferred income taxes liability under U.S. GAAP.

The reconciliation of deferred income tax and employee profit sharing, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Taxes, Net	2007		2006
Deferred income taxes under Mexican FRS	Ps.	2,320	Ps.	1,943
Deferred income taxes of Coca-Cola FEMSA		(225)		381
U.S. GAAP adjustments:
Start-up expenses		(58)		(55)
Restatement of imported equipment		(31)		87
Capitalization of integral result of financing		88		102
Tax deduction for employee profit sharing		(135)		(182)
Labor liabilities		(355)		(468)

Total U.S. GAAP adjustments		(491)		(516)

Deferred income taxes, net, under U.S. GAAP	Ps.	1,604	Ps.	1,808

The total deferred income taxes expense under U.S. GAAP includes the corresponding current portion as of December 31, 2007 and 2006 of Ps. 266 and Ps. 296, respectively.

Changes in the Balance of Deferred Income Taxes	2007		2006
Initial balance	Ps.	1,808	Ps.	2,428
Provision for the year		(539)		(238)
Change in the statutory income tax rate		—		10
Unrecognized labor liabilities		33		(322)
Derivative financial instruments		124		(70)
Cumulative translation adjustment		178		—

Ending balance	Ps.	1,604	Ps.	1,808

Reconciliation of Deferred Employee Profit Sharing	2007		2006
Deferred employee profit sharing under Mexican FRS	Ps.	—	Ps.	—
U.S. GAAP adjustments:
Allowance for doubtful accounts		(6)		(6)
Inventories		97		129
Prepaid expenses		28		28
Property, plant and equipment		963		974
Deferred charges		(214)		(134)
Intangible assets		10		1
Capitalization of interest expense		31		36
Start-up expenses		(18)		(17)
Derivative financial instruments		5		3
Labor liabilities		(329)		(297)
Other reserves		(84)		(67)

Total U.S. GAAP adjustments		483		650

Deferred employee profit sharing under U.S. GAAP	Ps.	483	Ps.	650

The total deferred employee profit sharing under U.S. GAAP includes the corresponding current portion as of December 31, 2007 and 2006 of Ps. 124 and Ps. 154, respectively.

Changes in the Balance of Deferred Employee Profit Sharing	2007		2006
Initial balance	Ps.	650	Ps.	928
Provision for the year		(180)		(148)
Labor liabilities		13		(130)

Ending balance	Ps.	483	Ps.	650

In June 2006, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS Statement No. 109,” or “FIN No. 48,” was issued and became effective as of January 1, 2007. FIN No. 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in a company’s financial statements with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 requires a company to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 became effective for fiscal years beginning after December 15, 2006 for public entities and their subsidiaries. The Company adopted FIN 48 as of January 1, 2007, as required. The provisions of FIN 48 were applied to all tax positions under SFAS No. 109 upon initial adoption. The impact of adopting this interpretation was not material to the Company’s consolidated financial position, results of operations or cash flows.

k)	Labor Liabilities:

Under Mexican FRS, the liabilities for employee benefits are determined using actuarial computations in accordance with NIF Bulletin D-3, “Labor Liabilities,” which is substantially the same as SFAS No. 87, “Employers’ Accounting for Pensions,” except for the initial year of application of both standards, which generates a difference in the unamortized net transition obligation and in the amortization expense.

In January 1997, as a result of the application of inflationary accounting, Mexican FRS determined that labor obligations are non-monetary liabilities and required the application of real, instead of nominal, interest rates in actuarial calculations. These changes required recalculation of the accumulated transition obligation, and the difference in the transition obligation represents the sum of the actuarial gains or losses since the first year that labor obligations have been calculated. This difference is being amortized over the average life of employment of the Company’s personnel. The Company uses the same real interest rate for both U.S. GAAP and Mexican FRS.

Under Mexican FRS, as mentioned in Note 4 l), Mexican standard NIF Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” which has been effective since 1994.

Beginning in 2005, the Company applies the same considerations as required by Mexican FRS to recognize the severance indemnity liability for U.S. GAAP purposes. The cumulative effect of the severance obligation related to vested services was recorded in the 2005 income statement since the effect was not considered to be quantitatively or qualitatively material to the Company’s consolidated U.S. GAAP financial statements taken as a whole. The transition obligation has not been recorded for U.S. GAAP purposes.

In 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).” This statement requires companies to (1) fully recognize, as an asset or liability, the overfunded or underfunded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; and (3) provide enhanced disclosures. The impact of adoption, including the interrelated impact on the minimum pension liability, resulted in an increase in total liabilities and a decrease in stockholders’ equity reported under U.S. GAAP of Ps. 192 and 892, respectively.

Prior to the adoption of SFAS No. 158, there was no difference in the liabilities for seniority premiums and postretirement medical benefits between Mexican FRS and U.S. GAAP.

The reconciliation of the pension cost for the year and related labor liabilities is as follows:

Cost for the Year	2007		2006		2005
Net cost recorded under Mexican FRS	Ps.	664	Ps.	551	Ps.	495
Net cost of Coca-Cola FEMSA		(176)		(163)		(184)
U.S. GAAP adjustments:
Amortization of unrecognized transition obligation		(8)		(5)		279
Amortization of prior service cost		8		—		—

Total U.S. GAAP adjustment		—		(5)		279

Cost for the year under U.S. GAAP	Ps.	488	Ps.	383	Ps.	590

Labor Liabilities	2007		2006
Labor liabilities under Mexican FRS	Ps.	3,718	Ps.	3,269
Labor liabilities of Coca-Cola FEMSA		(993)		(924)
Restatement effect		—		(8)
U.S. GAAP adjustments:
Unrecognized net transition obligation		459		526
Unrecognized prior service		781		826
Unrecognized net actuarial loss		444		457
Additional labor liability in cumulative other comprehensive income		(413)		(127)

U.S. GAAP adjustments to stockholders’ equity		1,271		1,682
Reversal of additional labor obligation under Mexican FRS		(673)		(1,006)

Labor liabilities under U.S. GAAP	Ps.	3,323	Ps.	3,013

Estimates of the unrecognized items expected to be recognized as components of net periodic pension cost during 2007 are shown in the table below:

	Pension and Retirement Plans	Seniority Premiums	Postretirement Medical Services
Actuarial net loss and prior service cost recognized in cumulative other comprehensive income during the year	Ps.8	Ps.2	Ps.12
Actuarial net loss and prior service cost recognized as a component of net periodic cost	50	1	13
Net transition liability recognized as a component of net periodic cost	50	1	4
Actuarial net loss, prior service cost and transition liability included in accumulated cumulative other comprehensive income	973	25	345
Estimate to be recognized as a component of net periodic cost over the following fiscal year:
Net transition obligation	1	1	13
Prior service cost	48	—	—
Actuarial loss	48	1	5

l)	Kaiser and Coca-Cola FEMSA Minority Acquisition:

As mentioned in Note 5 c), in 2006 FEMSA Cerveza indirectly acquired an additional equity interest in Kaiser. According to Mexican standard NIF Bulletin B-7, “Business Acquisitions,” this is a transaction between existing shareholders that does not impact the net assets of the Company, and the payment in excess of the book value of the shares acquired is recorded in stockholders’ equity as a reduction of additional paid-in capital. Under U.S. GAAP, SFAS No. 141, “Business Combinations,” establishes that purchases of minority interest represent a “step acquisition” that must be recorded utilizing the purchase method, whereby the purchase price is allocated to the proportionate fair value of assets and liabilities acquired. The purchase price allocation for this acquisition has been completed, and the allocation period was closed. The Company did not recognize any goodwill as a result of this acquisition.

Additionally, on August 31, 2007, FEMSA Cerveza sold 16.88% of Kaiser’s outstanding shares to Heineken HV. The excess of the price paid over the book value was recorded directly in stockholders’ equity in accordance with Mexican FRS. Under U.S. GAAP, the gain was recorded directly in income in accordance with ARB No. 51, “Consolidated Financial Statements.”

As mentioned in Note 5 a), in 2006 FEMSA indirectly acquired an additional, 8.02% of the total outstanding equity of Coca-Cola FEMSA. According to Mexican standard NIF Bulletin B-7, this is a transaction between shareholders that does not impact the net assets of the Company, and the payment in excess of the book value of the shares acquired is recorded in stockholders’ equity as a reduction of additional paid-in capital. Under U.S. GAAP, SFAS No. 141, “Business Combinations,” purchases of minority interest represent a “step acquisition” that must be accounted for under the purchase method, whereby the purchase price is allocated to the proportionate fair value of assets and liabilities acquired. The difference between the fair value and the price paid for the 8.02% of Coca-Cola FEMSA equity is presented as part of investment in Coca-Cola FEMSA shares in the consolidated balance sheet under U.S. GAAP. The Company did not recognize any goodwill as a result of this acquisition. The acquisition of the additional 8.02% interest in Coca-Cola FEMSA did not affect the consolidation analysis discussed above as it relates to EITF 96-16 given that The Coca-Cola Company’s substantive participating rights were not affected.

m)	Minority Interest:

Under Mexican FRS, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, this item must be excluded from consolidated stockholders’ equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is deducted from consolidated net income.

The U.S. GAAP adjustments disclosed in Note 27 a) and b) are calculated on a consolidated basis. Therefore, the minority interest effects are presented as a separate line item to obtain net income and stockholders’ equity.

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

Additionally, SFAS No. 142 requires the allocation of all goodwill to the related reporting units. The allocation of the goodwill generated by the previously mentioned acquisition of minority interest was as follows:

FEMSA Cerveza	Ps.10,600
Coca-Cola FEMSA	4,753
FEMSA Comercio	1,085
Other	918

Ps.17,356

o)	Statement of Cash Flows:

Under Mexican FRS, the Company presents a consolidated statement of changes in financial position in accordance with NIF Bulletin B-12, “Statement of Changes in Financial Position,” which identifies the generation and application of resources by the differences between beginning and ending balance sheet items presented in constant Mexican pesos. NIF Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operating activities.

In accordance with U.S. GAAP, the Company follows SFAS No. 95, “Statement of Cash Flows,” which is presented in historical Mexican pesos, without the effects of inflation (see Note 26 p).

p)	Financial Information Under U.S. GAAP:

Consolidated Balance Sheets	2007	2006
ASSETS
Current Assets:
Cash and cash equivalents	Ps. 2,914	Ps. 3,593
Accounts receivable	5,383	5,012
Inventories	6,465	5,473
Recoverable taxes	1,470	693
Other current assets	775	677

Total current assets	17,007	15,448

Investments in shares:
Coca-Cola FEMSA	28,188	24,043
Other investments	387	371
Property, plant and equipment	32,725	31,151
Intangible assets	34,830	33,926
Bottles and cases	1,950	1,709
Other assets	9,688	8,045

TOTAL ASSETS	Ps.124,775	Ps.114,693

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans	Ps. 2,390	Ps. 2,489
Interest payable	202	162
Current maturities of long-term debt	2,166	375
Suppliers	8,317	7,104
Deferred taxes liability	390	450
Taxes payable	2,018	1,576
Accounts payable, accrued expenses and other liabilities	3,096	2,658

Total current liabilities	18,579	14,814

Long-Term Liabilities:
Bank loans and notes payable	16,569	18,749
Deferred taxes liability	1,705	2,018
Labor liabilities	3,323	3,013
Other liabilities	1,295	2,008

Total long-term liabilities	22,892	25,788

Total liabilities	41,471	40,602
Minority interest in consolidated subsidiaries	698	166
Stockholders’ equity	82,606	73,925

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps.124,775	Ps.114,693

Consolidated Statements of Income and Comprehensive Income	2007		2006		2005
Net sales	Ps.	82,887	Ps.	75,288	Ps.	62,709
Other operating revenues		475		416		322

Total revenues		83,362		75,704		63,031
Cost of sales		48,788		44,059		36,594

Gross profit		34,574		31,645		26,437

Operating expenses:
Administrative		5,944		5,689		5,088
Selling		20,920		18,135		14,438

		26,864		23,824		19,526

Income from operations		7,710		7,821		6,911
Integral result of financing:
Interest expense		(2,417)		(2,003)		(1,850)
Interest income		158		421		386
Foreign exchange gain (loss), net		592		11		(15)
Gain on monetary position, net		664		429		285
Market value (loss) gain on ineffective portion of derivative financial instruments		(45)		5		(92)

		(1,048)		(1,137)		(1,286)
Other expenses, net		(124)		(298)		(94)

Income before taxes		6,538		6,386		5,531
Taxes		1,610		2,029		1,723

Income before minority interest and participation in affiliated companies		4,928		4,357		3,808
Minority interest in results of consolidated subsidiaries		(32)		169		—
Participation in affiliated companies:
Coca-Cola FEMSA		3,635		2,420		2,205
Other affiliated companies		26		27		46

		3,661		2,447		2,251

Net income	Ps.	8,557	Ps.	6,973	Ps.	6,059
Other comprehensive income		1,649		346		(1,072)

Comprehensive income	Ps.	10,206	Ps.	7,319	Ps.	4,987

Net income per share (constant Mexican pesos):
Per Series “B” share	Ps.	0.43	Ps.	0.35	Ps.	0.32
Per Series “D” share		0.53		0.43		0.40

Consolidated Cash Flows (1)	2007		2006		2005
Cash flows from operating activities:
Net income	Ps.	8,557	Ps.	6,973	Ps.	6,059
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest		32		(169)		—
Inflation effect		(722)		(710)		(544)
Depreciation		2,114		2,080		1,930
Amortization		2,347		2,416		1,998
Participation in affiliated companies		(3,661)		(2,332)		(2,077)
Deferred taxes		(719)		(383)		(367)
Other non-cash charges		750		1,332		586
Changes in operating assets and liabilities net of business acquisitions:
Working capital investment		(340)		(3,026)		357
Dividends received from Coca-Cola FEMSA		435		317		283
Recoverable taxes, net		(422)		(481)		(547)
Interest payable		27		80		(5)
Labor obligations		(171)		(366)		(168)

Net cash flows provided by operating activities		8,227		5,731		7,505

Cash flows from investing activities:
Acquisitions of Coca-Cola FEMSA minority interest		—		(4,601)		—
Acquisitions by FEMSA Cerveza, net of cash acquired		356		(1,711)		—
Sale of property, plant and equipment		150		91		161
Investment in property, plant and equipment		(3,825)		(3,182)		(2,330)
Other assets		(3,885)		(3,091)		(3,002)
Bottles and cases		(245)		(95)		(57)
Investment in shares		9		7		—

Net cash flows used in investing activities		(7,440)		(12,582)		(5,228)

Cash flows from financing activities:
Increase in capital stock		—		—		7,644
Bank loans obtained		6,660		6,229		16
Bank loans paid		(6,368)		(604)		(5,982)
Dividends declared and paid		(1,486)		(986)		(660)
Derivative financial instruments		(273)		(498)		(221)
Other financing activities		30		6		(80)

Net cash flows (used in) provided by financing activities		(1,437)		4,147		717

Effect of exchange rate changes on cash and cash equivalents		101		(15)		(32)
Cash and cash equivalents:
Net decrease		(549)		(2,719)		2,962
Initial balance		3,463		6,182		3,220

Ending balance	Ps.	2,914	Ps.	3,463	Ps.	6,182

Supplemental cash flow information:
Interest paid	Ps.	(2,310)	Ps.	(1,804)	Ps.	(2,033)
Income taxes and tax on assets paid		(2,699)		(2,463)		(2,150)

(1)	Expressed in millions of historical Mexican pesos, except for Net Income and Minority Interest.

Consolidated Statements of Changes in Stockholders’ Equity	2007		2006
Stockholders’ equity at the beginning of the year	Ps.	73,925	Ps.	68,554
Dividends declared and paid		(1,525)		(1,056)
Adoption of SFAS No. 158		—		(892)
Other comprehensive income (loss):
Derivative financial instruments		398		(157)
Labor liabilities		82		25
Cumulative translation adjustment		564		(107)
Result of holding non-monetary assets		605		585

Other comprehensive income		1,649		346
Net income		8,557		6,973

Stockholders’ equity at the end of the year	Ps.	82,606	Ps.	73,925

Note 27. Reconciliation of Mexican FRS to U.S. GAAP.

a)	Reconciliation of Net Income:

	2007		2006		2005
Net majority income under Mexican FRS	Ps.	8,511	Ps.	7,127	Ps.	5,951
U.S. GAAP adjustments:
Restatement of prior year financial statements (Note 26 b)		—		(254)		40
Participation in Coca-Cola FEMSA (Note 26 a)		(77)		13		(57)
Start-up expenses (Note 26 e)		(10)		(15)		(22)
Restatement of imported equipment (Note 26 g)		(31)		(56)		(29)
Capitalization of the integral result of financing (Note 26 h)		(48)		(50)		(46)
Deferred income taxes (Note 26 j)		18		52		147
Deferred employee profit sharing (Note 26 j)		180		148		249
Labor liabilities (Note 26 k)		—		5		(279)
Sale of minority interest (Note 26 l)		13		—		—
Minority interest (Note 26 m)		1		3		—
Derivative financial instruments (Note 26 i)		—		—		105

Total U.S. GAAP adjustments		46		(154)		108

Net income under U.S. GAAP	Ps.	8,557	Ps.	6,973	Ps.	6,059

Under U.S. GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, intangible assets and goodwill as well as pension plan liabilities, which are non-monetary.

b)	Reconciliation of Stockholders’ Equity:

	2007		2006
Majority stockholders’ equity under Mexican FRS	Ps.	64,578	Ps.	56,654
U.S. GAAP adjustments:
Restatement of prior year financial statements		—		(395)
Participation in Coca-Cola FEMSA (Note 26 a)		178		(7)
Start-up expenses (Note 26 e)		(207)		(197)
Intangible assets and goodwill (Note 26 f)		54		54
Restatement of imported equipment (Note 26 g)		140		437
Capitalization of the integral result of financing (Note 26 h)		313		361
Deferred income taxes (Note 26 j)		491		516
Deferred employee profit sharing (Note 26 j)		(483)		(650)
Labor liabilities (Note 26 k)		(1,271)		(1,682)
Acquisition of Coca-Cola FEMSA minority interest (Note 26 l)		1,609		1,609
Acquisitions by FEMSA Cerveza (Note 26 l)		61		80
Minority interest (Note 26 m)		(2)		—
FEMSA’s minority interest acquisition (Note 26 n)		17,145		17,145

Total U.S. GAAP adjustments		18,028		17,271

Stockholders’ equity under U.S. GAAP	Ps.	82,606	Ps.	73,925

c)	Reconciliation of Comprehensive Income:

	2007		2006		2005
Majority comprehensive income under Mexican FRS	Ps.	9,417	Ps.	6,998	Ps.	4,356
U.S. GAAP adjustments:
Net income (Note 27 a)		46		(154)		108
Result of holding non-monetary assets		420		475		177
Derivative financial instruments		—		—		346
Additional labor liability in excess of unamortizated transition obligation		323		—		—

Comprehensive income under U.S. GAAP	Ps.	10,206	Ps.	7,319	Ps.	4,987

Note 28. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a)	Mexican FRS:

During 2007, the following new accounting standards were issued under Mexican FRS the application of which is required as indicated. The Company will adopt these standards as of January 1, 2008 and has not fully assessed the effect of adopting these new standards on its consolidated financial information.

•	NIF B-2, “Statement of Cash Flows”

This NIF establishes general rules for the presentation, structure and preparation of cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position. NIF B-2 requires that the statement show a company’s cash inflows and outflows during the period. Line items should be preferably presented gross. Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position). In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or indirect method.

•	NIF B-10, “Effects of Inflation”

CINIF defines two economic environments: a) inflationary environment, when cumulative inflation of three preceding years is 26% or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26%, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders’ equity and charged to current earnings of the period in which the originating item is realized.

•	NIF B-15, “Translation of Foreign Currencies”

NIF B-15 eliminates classification of integrated foreign operations and foreign entities and incorporates the concepts of accounting currency, functional currency and reporting currency. NIF B-15 establishes the procedures to translate the financial information of a foreign subsidiary: i) from the accounting to the functional currency, and ii) from the functional to the reporting currency, and allows entities to present their financial statements in a reporting currency other than their functional currency.

•	NIF D-3, “Employee Benefits”

This NIF includes current and deferred PTU. Deferred PTU should be calculated using the same methodology establishes in NIF D-4. It also includes the career salary concept and the amortization period of most items reduced to five years, as follows:

•	Items will be amortized over a 5-year period, or less, if employees’ remaining labor life is less than the:

•	Beginning balance of the transition liability for severance and retirement benefits.

•	Beginning balance of past service cost and changes to the plan.

•	Beginning balance of gains and losses from severance benefits, according to actuarial calculations, should be amortized against the results of 2008.

•

Beginning balance of gains and losses from retirement benefits, according to actuarial calculations, should be amortized over a 5-year period (net transition liability), with the option to fully amortize such item against the results of 2008.

•	NIF D-4, “Income Taxes”

This NIF relocates accounting for current and deferred PTU to NIF D-3, eliminates the permanent difference concept, redefines and incorporates various definitions.

b)	U.S. GAAP:

The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. The Company does not anticipate that those new standards will have a significant impact on its consolidated financial position or results of operations.

•	FASB Staff Position (“FSP”) FASB Interpretation No. 39 “Offsetting of Amounts Related to Certain Contracts,” or FSP FIN No. 39

This FSP amends paragraph 3 of FASB Interpretation No. 39, to replace the terms conditional contracts and exchange contracts with the term derivative instruments as defined in SFAS No. 133. It also amends paragraph 10 of FASB Interpretation No. 39 to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with that paragraph. This FSP is effective for fiscal years beginning after November 15, 2007.

•	“The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS No. 159

This standard permits entities to choose to measure financial instruments and certain other items at fair value to mitigate volatility in reported earnings. According to this Statement, these are eligible items for the use of the fair value measurement: (1) Recognized financial assets and financial liabilities; (2) Firm commitments that would otherwise not be recognized at inception and that involve only financial instruments; (3) Non-financial insurance contracts and warranties that the insurer can settle by paying a third party to provide those goods or services; and (4) Host financial instruments resulting from separation of an embedded non-financial derivative instrument from a non-financial hybrid instrument. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

•	“Business Combinations,” an amendment of SFAS No. 141, or SFAS No. 141(R)

This statement requires (a) a company to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs. SFAS No. 141(R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective) otherwise SFAS No. 141(R) must be applied prospectively. Early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

•	“Fair Value Measurements,” or SFAS No. 157

This statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. On February 12, 2008, the FASB issued FSP FAS 157-1 and FSP FAS 157-2, which remove leasing transactions accounted for under SFAS No. 13 “Accounting for Leases” from the scope of SFAS No. 157 and partially defer the effective date of SFAS No. 157 as it relates all non-recurring fair value measurement of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

•	“Non-controling Interest in Consolidated Financial Statements,” or SFAS No. 160

This statement has the following effects on an entity’s financial statements: (a) amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent company and the interests of the non-controlling owners of a subsidiary. SFAS No. 160 must be applied prospectively and early adoption is prohibited. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

Note 29. Relevant Events.

Coca-Cola FEMSA reached an understanding with The Coca-Cola Company to acquire its wholly owned bottling franchise Minas Gerais Ltda., “REMIL” in Brazil. The closing, terms and conditions of the transaction are subject to a confirmatory due-diligence process, negotiation and execution of a definitive agreement and approval by the Boards of Directors of both companies. The transaction is expected to close during 2008.

Note 30. Subsequent Events.

FEMSA’s ordinary shareholders was held on April 22, 2008. During this meeting, shareholders approved a proposal to amend FEMSA’s bylaws in order to preserve the unit structure for FEMSA’s shares that has been in place since May 1998, and to maintain the existing share structure beyond May 11, 2008. FEMSA’s bylaws previously provided that on May 11, 2008 Series D-B Shares would convert into Series B Shares, and Series D-L Shares would convert into Series L Shares with limited voting rights. In addition, FEMSA’s bylaws provided that the current unit structure would cease to exist and each of B Units would be unbundled into five Series B Shares, while each BD Unit would unbundle into three Series B Shares and two newly issued Series L Shares. Following April 22, 2008 shareholder approvals, the automatic conversion of the share and unit structures will no longer exist, and, absent shareholder action, the share structure will continue to be comprised of Series B Shares, which must represent up to 51% of FEMSA’s outstanding capital stock, and Series D-B and Series D-L Shares, which together may represent up to 49% of the Company outstanding capital stock. FEMSA Unit structure will continue to consist of B Units, which bundle five Series B Shares, and BD Units, which bundle one Series B Share, two Series D-B Shares and two Series D-L Shares.

At the ordinary stockholders’ meeting of FEMSA held on April 22, 2008, the stockholders approved a dividend of Ps. 0.0807 Mexican pesos (nominal value) per series “B” share and Ps. 0.1009 Mexican pesos (nominal value) per series “D” share that was paid in May 2008. Additionally, the stockholders approved a maximum of Ps. 3,000 for a stock repurchase program.

At an ordinary stockholders meeting of Coca-Cola FEMSA held on April 8, 2008, the stockholders approved a dividend of Ps.945 million that was paid in May 2008. The corresponding payment to the minority interest was Ps. 437.

Report of Independent Registered Public Accounting Firm

To the Stockholders of

FEMSA COMERCIO, S.A. de C.V.

We have audited the consolidated balance sheets of FEMSA COMERCIO, S.A. de C.V. and Subsidiaries (a wholly-owned subsidiary of FOMENTO ECONÓMICO MEXICANO, S.A. de C.V.) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FEMSA COMERCIO, S.A. de C.V. and Subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and the changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with Mexican financial reporting standards , which differ in certain significant respects from accounting principles generally accepted in the United States of America, as described in Notes 21 and 22 to the consolidated financial statements.

Mancera, S. C.,
A Member Practice of
Ernst & Young Global

/s/ Aldo Villarreal Robledo
C.P.C. Aldo Villarreal Robledo

San Pedro Garza García, N.L., Mexico

June 12, 2008