Form 20-F
period 2008-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2009-06-30
CIK 1061736

As filed with the Securities and Exchange Commission on June 30, 2009.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number 333-08752

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

Securities registered or to be registered pursuant top Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered

American Depositary Shares, each representing 10 BD Units, and each BD Unit consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value	New York Stock Exchange

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A

☐ Yes	☐ No

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

The term “S.A.B.” stands for Sociedad Anónima Bursátil, which is the term in Mexico used to denominate a publicly traded company under the Mexican Securities Market Law issued in 2006, which we refer to as the Mexican Securities Law.

References to “U.S. dollars,” “US$,” “dollars” or “$” are to the lawful currency of the United States of America. References to “Mexican pesos,” “pesos” or “Ps.” are to the lawful currency of the United Mexican States, or Mexico.

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.8320 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2008 as published by the Federal Reserve Bank of New York. On June 15, 2009, this exchange rate was Ps. 13.4305 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2004. In our previous public disclosures, we presented U.S. dollar amounts based on the exchange rate quoted by dealers to FEMSA for the settlement of obligations in foreign currencies at the end of the applicable period.

To the extent estimates are contained in this annual report, we believe that such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Per capita growth rates and population data have been computed based upon statistics prepared by the Instituto Nacional de Estadística, Geografía e Informática of Mexico (National Institute of Statistics, Geography and Information, which we refer to as the Mexican Institute of Statistics), the Federal Reserve Bank of New York, the U.S. Federal Reserve Board and Banco de México (Bank of Mexico), local entities in each country and upon our estimates.

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

Selected Consolidated Financial Data

This annual report includes, under Item 18, our audited consolidated balance sheets as of December 31, 2008 and 2007, the related consolidated statements of income and changes in stockholders’ equity for the years ended December 31, 2008, 2007 and 2006, and the consolidated statement of cash flows for the year ended December 31, 2008 and consolidated statement of changes in financial position for the years ended December 31, 2007 and 2006. Our audited consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financieras), which differ in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP.

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

Beginning on January 1, 2008, in accordance with changes to NIF B-10 under the Mexican Norma de Información Financiera (Financial Reporting Standard, or NIF), we discontinued the use of inflation accounting for our subsidiaries that operate in “non-inflationary” countries where cumulative inflation for the three preceding years was less than 26%. Our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil operate in non-inflationary economic environments, therefore 2008 figures reflect inflation effects only through 2007. Our subsidiaries in Nicaragua, Costa Rica, Venezuela and Argentina operate in economic environments in which cumulative inflation during the same three-year period was 26% or greater, and we therefore continue recognizing inflationary accounting for 2008. For comparison purposes, the figures prior to 2008 have been restated in Mexican pesos with purchasing power as of December 31, 2007, taking into account local inflation for each country with reference to the consumer price index. Local currencies have been converted into Mexican pesos using official exchange rates published by the local central bank of each country. See note 3 to our consolidated financial statements.

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

	Selected Consolidated Financial Information Year Ended December 31,
	2008(1)	2008		2007		2006		2005		2004
	(In millions of U.S. dollars and millions of Mexican pesos, except for percentages, per share data and weighted average number of shares outstanding)
Income Statement Data:
Mexican FRS:
Total revenues	$12,147	Ps.	168,022	Ps.	147,556	Ps.	136,120	Ps.	119,462	Ps.	109,500
Income from operations(2)	1,640		22,684		19,736		18,637		17,601		15,993
Income taxes(3)	304		4,207		4,950		4,608		4,620		2,801
Consolidated net income	671		9,278		11,936		9,860		9,073		10,729
Net majority income	485		6,708		8,511		7,127		5,951		6,917
Net minority income	186		2,570		3,425		2,733		3,122		3,812
Net majority income:(4)
Per Series B Share	0.02		0.33		0.42		0.36		0.31		0.39
Per Series D Share	0.03		0.42		0.53		0.44		0.39		0.49
Weighted average number of shares outstanding (in millions):
Series B Shares	9,246.4		9,246.4		9,246.4		9,246.4		8,834.9		8,217.6
Series D Shares	8,644.7		8,644.7		8,644.7		8,644.7		8,260.1		7,683.0
Allocation of earnings:
Series B Shares	46.11%		46.11%		46.11%		46.11%		46.11%		46.11%
Series D Shares	53.89%		53.89%		53.89%		53.89%		53.89%		53.89%
U.S. GAAP:
Total revenues	$6,626	Ps.	91,650		Ps. 83,362		Ps. 75,704		Ps. 63,031		Ps. 55,557
Income from operations	570		7,881		7,667		7,821		6,911		6,011
Participation in Coca-Cola FEMSA’s earnings(5)	216		2,994		3,635		2,420		2,205		2,936
Minority interest	18		253		(32)		169		—		(524)
Net income	495		6,852		8,557		6,973		6,059		7,352
Net income:(4)
Per Series B Share	0.02		0.34		0.43		0.35		0.32		0.42
Per Series D Share	0.03		0.43		0.53		0.43		0.40		0.52
Weighted average number of shares outstanding (in millions):
Series B Shares	9,246.4		9,246.4		9,246.4		9,246.4		8,834.9		8,217.6
Series D Shares	8,644.7		8,644.7		8,644.7		8,644.7		8,260.1		7,683.0
Balance Sheet Data:
Mexican FRS:
Total assets	$13,378	Ps.	185,040	Ps.	165,795	Ps.	154,516	Ps.	139,823	Ps.	138,533
Current liabilities	3,188		44,094		33,517		28,060		22,510		27,250
Long-term debt(6)	2,329		32,210		30,665		35,673		32,129		40,563
Other long-term liabilities	856		11,841		11,960		12,575		10,786		10,693
Capital stock	387		5,348		5,348		5,348		5,348		4,979
Total stockholders’ equity	7,005		96,895		89,653		78,208		74,398		60,027
Majority interest	4,975		68,821		64,578		56,654		52,400		40,314
Minority interest	2,030		28,074		25,075		21,554		21,998		19,713

	Selected Consolidated Financial Information Year Ended December 31,
	2008(1)	2008		2007		2006		2005		2004
	(In millions of U.S. dollars and millions of Mexican pesos, except for percentages, per share data and weighted average number of shares outstanding)
U.S. GAAP:
Total assets	$9,898	Ps.	136,914	Ps.	124,775	Ps.	114,693	Ps.	98,869	Ps.	92,613
Current liabilities	1,710		23,654		18,579		14,814		10,090		16,997
Long-term debt(6)	1,414		19,557		16,569		18,749		15,177		16,254
Other long-term liabilities	554		7,661		6,323		7,039		4,996		3,470
Minority interest	37		505		698		166		52		56
Capital stock	387		5,348		5,348		5,348		5,348		4,979
Stockholders’ equity	6,184		85,537		82,606		73,925		68,554		55,836
Other information:
Mexican FRS:
Depreciation(7)	$398	Ps.	5,508	Ps.	4,930	Ps.	4,954	Ps.	4,682	Ps.	4,280
Capital expenditures(8)	1,029		14,234		11,257		9,422		7,508		7,948
Operating margin(9)	13.5%		13.5%		13.4%		13.7%		14.7%		14.6%
U.S. GAAP:
Depreciation(7)	$176	Ps.	2,439	Ps.	2,114	Ps.	2,080	Ps.	2,079	Ps.	1,990
Operating margin(9)	8.6%		8.6%		9.2%		10.3%		11.0%		10.8%

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 13.8320 to US$ 1.00 solely for the convenience of the reader.

(2)	In 2008, Mexican Financial Reporting Standard NIF D-3 (“Employee’s Benefits”) requires the presentation of financial expenses related to labor liabilities as part of the integral result of financing, which was previously recorded within operating income. Accordingly, information for prior years has been reclassified for comparability purposes.

(3)	For 2008, includes income tax, and for 2007, 2006, 2005 and 2004 includes income tax and tax on assets. Since 2007, we are required to present employee profit sharing within “other expenses” pursuant to Mexican Financial Reporting Standards Interpretation (INIF) No. 4 “Presentación en el Estado de Resultados de la Participación de los Trabajadores en la Utilidad” (Presentation of Employee Profit Sharing in the Income Statement). Information for prior years has been modified for comparability purposes.

(4)	Net income per share data has been modified retrospectively to reflect our 3:1 stock split effective May 25, 2007.

(5)	Coca-Cola FEMSA is not consolidated for U.S. GAAP purposes and is recorded under the equity method, as discussed in note 26 (a) to our audited consolidated financial statements.

(6)	Includes long-term debt minus the current portion of long-term debt.

(7)	Includes bottle breakage.

(8)	Includes investments in property, plant and equipment, intangible and other assets.

(9)	Operating margin is calculated by dividing income from operations by total revenues.

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

The following table sets forth for each year the nominal amount of dividends per share that we declared in Mexican pesos and the U.S. dollar amounts that were actually paid on each of the respective payment dates for the 2004 to 2008 fiscal years:

Date Dividend Paid	Fiscal Year with Respect to which Dividend was Declared	Aggregate Amount of Dividend Declared		Per Series B Share Dividend(1)		Per Series B Share Dividend(1)		Per Series D Share Dividend(1)		Per Series D Share Dividend(1)
May 31, 2005	2004	Ps.	659,997,941	Ps.	0.0371	$0.0034		Ps.	0.0463	$0.0042
June 15, 2006	2005	Ps.	986,000,000	Ps.	0.0492	$0.0043		Ps.	0.0615	$0.0054
May 15, 2007	2006	Ps.	1,485,000,000	Ps.	0.0741	$0.0069		Ps.	0.0926	$0.0086
May 8, 2008	2007	Ps.	1,620,000,000	Ps.	0.0807	$0.0076		Ps.	0.1009	$0.0095
May 4, 2009 and November 3, 2009(2)	2008	Ps.	1,620,000,000
May 4, 2009				Ps.	0.0807	$0.0061		Ps.	0.1009	$0.0076
November 3, 2009				Ps.	0.0807	N/a	(3)	Ps.	0.1009	N/a	(3)

(1)	The per series dividend amount has been adjusted for comparability purposes to reflect the 3:1 stock split effective May 25, 2007 by dividing, (a) for 2004, 8,213,220,270 Series B Shares and 7,678,711,080 Series D Shares by the aggregate dividend amount, and (b) for 2005, 2006 and 2007, 9,246,420,270 Series B Shares and 8,644,711,080 Series D Shares, which in each case represents the number of shares outstanding at the date each dividend is declared as adjusted retroactively for prior periods as applicable to reflect the 3:1 stock split.

(2)	The dividend payment for 2008 was divided into two equal payments. The first payment was paid on May 4, 2009, with a record date of April 30, 2009, and the second payment will be paid on November 3, 2009, with a record date of October 30, 2009.

(3)	The U.S. dollar amount of the second 2008 dividend payment will be based on the exchange rate on the date of payment, November 3, 2009.

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

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying exchange rate published by the Federal Reserve Bank of New York for cable transfers of pesos per U.S. dollar. The Federal Reserve Bank of New York discontinued the publication of foreign exchange rates on December 31, 2008, and therefore, the data provided for the periods beginning January 1, 2009 is based on the rates published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period ended December 31,	Exchange Rate
	High	Low	Average(1)	Period End
2004	11.64	10.81	11.29	11.15
2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.21	13.83

(1)	Average month-end rates.

	Exchange Rate
	High		Low		Period End
2007:
First Quarter	Ps.	11.18	Ps.	10.77	Ps.	11.04
Second Quarter		11.03		10.71		10.79
Third Quarter		11.27		10.73		10.93
Fourth Quarter		11.00		10.67		10.92
2008:
First Quarter	Ps.	10.97	Ps.	10.63	Ps.	10.63
Second Quarter		10.60		10.27		10.30
Third Quarter		10.97		9.92		10.97
Fourth Quarter		13.94		10.97		13.83
December		13.83		13.09		13.83
2009:
January	Ps.	14.33	Ps.	13.33	Ps.	14.33
February		15.09		14.13		15.09
March		15.41		14.02		14.21
April		13.89		13.05		13.80
May		13.83		12.89		13.18
June(1)		13.64		13.16		13.43

(1)	Information from June 1 to June 15, 2009.

RISK FACTORS

Risks Related to Our Company

Coca-Cola FEMSA

Coca-Cola FEMSA’s business depends on its relationship with The Coca-Cola Company, and changes in this relationship may adversely affect its results of operations and financial position.

Approximately 98% of Coca-Cola FEMSA’s sales volume in 2008 was derived from sales of Coca-Cola trademark beverages. In each of its territories, Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages through standard bottler agreements. Through its rights under the bottler agreements and as a large shareholder, The Coca-Cola Company has the ability to exercise substantial influence over the conduct of Coca-Cola FEMSA’s business.

Under Coca-Cola FEMSA’s bottler agreements, The Coca-Cola Company may unilaterally set the price for its concentrate. In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three-year period in Mexico beginning in 2007 and in Brazil in 2006. These increases have now been fully implemented in Brazil and will be fully implemented in Mexico during 2009. Coca-Cola FEMSA prepares a three-year general business plan that is submitted to its board of directors for approval. The Coca-Cola Company may require that Coca-Cola FEMSA demonstrate its financial ability to meet its plans and may terminate Coca-Cola FEMSA’s rights to produce, market and distribute sparkling beverages in territories with respect to which such approval is withheld. The Coca-Cola Company also makes significant contributions to Coca-Cola FEMSA’s marketing expenses although it is not required to contribute a particular amount. In addition, Coca-Cola FEMSA is prohibited from bottling any sparkling beverages product or distributing other beverages without The Coca-Cola Company’s authorization or consent. Coca-Cola FEMSA may not transfer control of the bottler rights of any of its territories without the consent of The Coca-Cola Company.

Coca-Cola FEMSA depends on The Coca-Cola Company to renew its bottler agreements. Coca-Cola FEMSA’s bottler agreements for two of its Mexican territories expire in 2013 and for its two other Mexican territories in 2015. These bottler agreements are renewable in each case for ten-year terms. Coca-Cola FEMSA’s bottler agreement for Guatemala, Nicaragua, Panama (other beverages), Costa Rica, Venezuela and Colombia expire on July 31, 2009, pursuant to letters of extension and are renewable by agreement of the parties. Coca-Cola FEMSA’s bottler agreement for Coca-Cola trademark beverages for Panama has an indefinite term but may be terminated with six months prior written notice by either party. Coca-Cola FEMSA’s bottler agreement for Argentina expires in 2014. Coca-Cola FEMSA’s bottler agreement for Brazil expired in December 2004, however, following the purchase of the Refrigerantes Minas Gerais Ltda. (REMIL) territory in Brazil, Coca-Cola FEMSA is negotiating a single bottler agreement for all of Brazil. Coca-Cola FEMSA is currently in the process of negotiating renewals of these agreements on similar terms and conditions as in other countries, and in the meantime Coca-Cola FEMSA and The Coca-Cola Company are operating under the terms of the existing agreements. There can be no assurances that The Coca-Cola Company will decide to renew any of these agreements, or with respect to the terms and conditions of such renewals. In addition, in the event a material breach of these agreements occurs, the agreements may be terminated. Termination would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on Coca-Cola FEMSA’s business, financial condition, prospects, results of operations and cash flows.

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

The beverage industry throughout Latin America is highly competitive. Coca-Cola FEMSA faces competition from other bottlers of sparkling beverages such as Pepsi products, and from producers of low cost beverages, or “B brands.” Coca-Cola FEMSA also competes against beverages other than sparkling beverages such as water, fruit juice and sport drinks. Although competitive conditions are different in each of Coca-Cola FEMSA’s territories, Coca-Cola FEMSA competes principally in terms of price, packaging, consumer sale promotions, customer service and non-price retail incentives. There can be no assurances that Coca-Cola FEMSA will be able to avoid lower pricing as a result of competitive pressure. Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on Coca-Cola FEMSA’s financial performance.

Coca-Cola FEMSA’s principal competitor in Mexico is The Pepsi Bottling Group, or PBG. PBG is the largest bottler of Pepsi products worldwide and competes with Coca-Cola trademark beverages. Coca-Cola FEMSA has also experienced stronger competition in Mexico from lower priced sparkling beverages in larger, multiple serving packaging. In the juice category, Coca-Cola FEMSA’s main competitor is Jumex, the largest producer in the country, while in the water category, the brand Bonafont, which is owned by Danone, is its main competitor. In Argentina and Brazil, Coca-Cola FEMSA competes with Companhia de Bebidas das Américas, commonly referred to as AmBev, the largest brewer in Latin America and a subsidiary of Anheuser-Busch InBev N.V./S.A., commonly referred to as A-B InBev, which sells Pepsi products, in addition to a portfolio that includes local brands with flavors such as guaraná and proprietary beers. In each of its territories, Coca-Cola FEMSA competes with Pepsi bottlers and with various other bottlers and distributors of nationally and regionally advertised sparkling beverages.

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

Water is an essential component of Coca-Cola FEMSA’s products. Coca-Cola FEMSA obtains water from various sources in its territories, including springs, wells, rivers and municipal water companies. In Mexico, Coca-Cola FEMSA purchases water from municipal water companies and pumps water from wells pursuant to concessions granted by the Mexican government. Coca-Cola FEMSA obtains the vast majority of the water used in its sparkling beverage production in Mexico pursuant to these concessions, which the Mexican government granted based on studies of the existing and projected groundwater supply. Coca-Cola FEMSA’s existing water concessions in Mexico may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from municipal and/or federal water authorities. See “Item 4—Information on the Company—Regulatory Matters—Water Supply Law.” In some of Coca-Cola FEMSA’s other territories, its existing water supply may not be sufficient to meet its future production needs and the available water supply may be adversely affected by shortages or changes in governmental regulations.

Coca-Cola FEMSA cannot assure you that water will be available in sufficient quantities to meet its future production needs or will prove sufficient to meet its water supply needs.

Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of sales and may adversely affect its results of operations.

Coca-Cola FEMSA’s most significant raw materials are concentrate, which it acquires from affiliates of The Coca-Cola Company, packaging materials and sweeteners. Prices for concentrate are determined by The Coca-Cola Company pursuant to Coca-Cola FEMSA’s bottler agreements as a percentage of the weighted average retail price in local currency, net of applicable taxes. In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three-year period in Mexico, which began in 2007 and in Brazil in 2006. These increases have now been fully implemented in Brazil and will be fully implemented in Mexico during 2009. The prices for Coca-Cola FEMSA’s remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates. Coca-Cola FEMSA is also required to meet all of its supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to it. Coca-Cola FEMSA’s sales prices are denominated in the local currency in which it operates, while the prices of certain materials, including those used in the bottling of its products (mainly high fructose corn syrup and resin and ingots used to make plastic bottles, finished plastic bottles and aluminum cans), are paid in or determined with reference to the U.S. dollar. These prices may increase if the U.S. dollar appreciates against the currency of any country in which Coca-Cola FEMSA operates, which occurred in 2008. See “Item 4—Information on the Company—Coca-Cola FEMSA—Raw Materials.”

After concentrate, packaging materials and sweeteners constitute the largest portion of Coca-Cola FEMSA’s raw material costs. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin and plastic ingots to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices and global resin supply. The average U.S. dollar prices Coca-Cola FEMSA paid for resin decreased significantly in 2008, although prices may increase in future periods. Sugar prices in all of the countries in which Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that cause it to pay in excess of international market prices for sugar. In addition, sugar prices have been somewhat volatile over the past few years, and although market prices decreased in Coca-Cola FEMSA’s main markets, they may again increase in a manner we cannot predict. In Venezuela, Coca-Cola FEMSA has experienced sugar shortages that have adversely affected its operations. These shortages were due to insufficient domestic production to meet demand and current restrictions on sugar imports.

Coca-Cola FEMSA cannot assure you that its raw material prices will not further increase in the future. Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of sales and adversely affect its results of operations.

Taxes on soft drinks could adversely affect Coca-Cola FEMSA’s business.

Coca-Cola FEMSA’s products are subject to certain taxes in many of the countries in which it operates. The imposition of new taxes or increases in taxes on its products may have a material adverse effect on Coca-Cola FEMSA’s business, financial condition, prospects and results of operations. Certain countries in Central America, Argentina and Brazil impose taxes on sparkling beverages. We cannot assure you that any governmental authority in any country where Coca-Cola FEMSA operates will not impose or increase taxes on its products in the future.

Regulatory developments may adversely affect Coca-Cola FEMSA’s business.

Coca-Cola FEMSA is subject to regulation in each of the territories in which it operates. The principal areas in which Coca-Cola FEMSA is subject to regulation are environment, labor, taxation, health and antitrust. These regulations can also affect Coca-Cola FEMSA’s ability to set prices for its products. The adoption of new laws or regulations in the countries in which Coca-Cola FEMSA operates may increase its operating costs or impose restrictions on its operations, which in turn, may adversely affect its financial condition, business and results of operations. In particular, environmental standards are becoming more stringent in several of the countries in which Coca-Cola FEMSA operates and Coca-Cola FEMSA is in the process of complying with these standards. Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on Coca-Cola FEMSA’s future results of operations or financial condition.

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

Coca-Cola FEMSA’s operations have from time to time been subject to investigations and proceedings by antitrust authorities and litigation relating to alleged anticompetitive practices. See “Item 8. Financial Information—Legal Proceedings.” We cannot assure you that these investigations and proceedings will not have an adverse effect on Coca-Cola FEMSA’s results of operations or financial condition.

FEMSA Cerveza

Unfavorable economic conditions in Mexico, Brazil or the United States may adversely affect FEMSA Cerveza’s business.

Demand for the products of FEMSA Cerveza may be affected by economic conditions in Mexico, Brazil and the United States. In particular, demand in northern Mexico, where there are a large number of border towns, may be disproportionately affected by the performance of the United States’ economy, although demand in northern Mexico held steady in 2008 and in the first quarter of 2009. In addition, FEMSA Cerveza’s exports to the United States may be affected by reduced demand from the United States or from a reduction in prices by its competitors.

Any depreciation of the Mexican peso may negatively affect FEMSA Cerveza’s results of operations because a significant portion of its costs and expenses are denominated in, or determined by reference to, the U.S. dollar. In 2008, FEMSA Cerveza’s cost of sales increased 9.6% compared to 2007, in part as a result of the effect of the depreciation of the Mexican peso against the U.S. dollar on FEMSA Cerveza’s U.S. dollar-referenced costs and expenses.

Uncertainty in commodity prices of raw materials used by FEMSA Cerveza may result in increased costs and adversely affect its results of operations.

FEMSA Cerveza purchases a number of commodities for the production of its products (principally aluminum, barley, malt and hops) from Mexican producers and in the international market. The prices of such commodities can fluctuate and are determined by global supply and demand and other factors, including changes in exchange rates, over which FEMSA Cerveza has no control. Market prices for aluminum worldwide have been particularly volatile since the second half of 2008, and the other commodities we purchase have also been affected by this volatility. Aluminum average U.S. dollar prices paid by FEMSA Cerveza in 2008 were stable compared to 2007.

In addition, because aluminum prices are denominated in U.S. dollars, an appreciation of the U.S. dollar against the Mexican peso increases the cost to FEMSA Cerveza of aluminum as a percentage of net sales, as its sales are generally in Mexican pesos. In spite of grain and aluminum price declines in the international markets in the second half of the year, FEMSA Cerveza’s average prices for certain commodities were higher than market spot prices due to hedging agreements implemented at the beginning of the year consistent with its risk management approach. Average grain prices in U.S. dollars for FEMSA Cerveza increased over 35% in 2008, which led to a decrease in its results on operations. There can be no assurance that FEMSA Cerveza will be able to recover increases in the cost of raw materials. See “Item 4. Information on the Company—FEMSA Cerveza—Raw Materials.” A further increase in raw material costs would adversely affect FEMSA Cerveza’s results of operations and cash flows.

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

FEMSA Cerveza faces competition in the Brazilian beer market from AmBev, which is 61.8% owned by A-B InBev, the largest beer producer in the world, as well as from Grupo Schincariol and Cervejarias Petropolis. FEMSA Cerveza’s ability to compete successfully in the Brazilian beer market will have a significant impact on its Brazilian sales. See “Item 4. Information on the Company—FEMSA Cerveza—The Brazilian Beer Market.”

Competition from imports in the Mexican beer market is increasing and may adversely affect FEMSA Cerveza’s business.

Imports represented 2.4% of the Mexican beer market in terms of sales volume in 2008. Increased import competition, however, could result from potential new entrants to the Mexican beer market or from a change in consumer preferences in Mexico and could lead to greater competition in general, which may adversely affect FEMSA Cerveza’s business, financial position and results of operations. See “Item 4. Information on the Company—FEMSA Cerveza—The Mexican Beer Market.”

Regulatory developments in our main markets could adversely affect FEMSA Cerveza’s business.

FEMSA Cerveza’s business is subject to a variety of different government regulations in our key markets of Mexico, Brazil and the United States, and thus may be affected by changes in law, regulation or regulatory policy. Particularly in Mexico, actions of federal and local authorities, specifically changes in governmental policy with respect to excise and value-added tax laws, regulations for alcoholic beverages, including advertising, and governmental actions relating to the beer industry practice of financing and bringing support to the point of sale through agreements or arrangements with retailers to sell and promote a beer producer’s products, may have a material adverse effect on FEMSA Cerveza’s business, financial position and results of operations.

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

FEMSA Cerveza owns 83% of Brazilian brewer Cervejarias Kaiser Brasil S.A., or Kaiser. Prior to the acquisition of Kaiser, Kaiser’s profitability and market position had declined as a result of operational changes by its prior owner and increased competition in the Brazilian beer market. Kaiser’s operating margins are therefore lower than those of FEMSA Cerveza’s Mexican operations. Because most of the raw materials Kaiser purchases are denominated in U.S. dollars and Kaiser derives all of its revenues in Brazilian reais, an appreciation of the U.S. dollar against the Brazilian reais would increase the real cost of raw materials to Kaiser, which occurred in 2008 and in the first quarter of 2009. Additionally, since 2008, Kaiser has experienced significant increases in raw material U.S. dollar prices. FEMSA Cerveza continues to be in the process of implementing a number of initiatives to seek to improve Kaiser’s performance, where market conditions differ significantly from Mexico. FEMSA Cerveza’s initiatives may not be successful in improving Kaiser’s performance, which would adversely affect FEMSA Cerveza’s sales growth and operating margins.

A water supply shortage could adversely affect FEMSA Cerveza’s business.

FEMSA Cerveza purchases water from Mexican government entities and obtains pump water from its own wells pursuant to concessions granted by the Mexican government.

FEMSA Cerveza believes that its water concessions will satisfy its current and future water requirements. We cannot assure you, however, that isolated periods of adverse weather will not affect FEMSA Cerveza’s supply of water to meet its future production needs in any given period, or that its concessions will not be terminated or will be renewed by the Mexican government. Any of these events or actions may adversely affect FEMSA Cerveza’s business, financial position and results of operations.

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

FEMSA Comercio increased the number of OXXO stores at an average annual rate of 16% from 2004 to 2008. The growth in the number of OXXO stores has driven growth in total revenue and operating income at FEMSA Comercio over the same period. As the overall number of stores increases, percentage growth in the number of OXXO stores is likely to decrease. In addition, as convenience store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same store sales, average ticket and store traffic. As a result, FEMSA Comercio’s future results of operations and financial condition may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and operating income.

Risks Related to Our Principal Shareholders and Capital Structure

A majority of our voting shares are held by a voting trust, which effectively controls the management of our company, and whose interests may differ from those of other shareholders.

As of May 29, 2009, a voting trust, the participants of which are members of five families, owned 38.69% of our capital stock and 74.86% of our capital stock with full voting rights, consisting of the Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

Holders of Series D-B and D-L Shares have limited voting rights.

Holders of Series D-B and D-L Shares have limited voting rights and are only entitled to vote on specific matters, such as certain changes in the form of our corporate organization, dissolutions, liquidations, a merger with a company with a distinct corporate purpose, a merger in which we are not the surviving entity, a change of our jurisdiction of incorporation, the cancellation of the registration of the Series D-B and D-L Shares and any other matters that expressly require approval from such holders under the Mexican Securities Law. As a result of these limited voting rights, Series D-B and D-L holders will not be able to influence our business or operations. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

Holders of ADSs may not be able to vote at our shareholder meetings.

Our shares are traded on the New York Stock Exchange, NYSE, in the form of ADSs. We cannot assure you that holders of our shares in the form of ADSs will receive notice of shareholders’ meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner. In the event that instructions are not received with respect to any shares underlying ADSs, the ADS depositary will, subject to certain limitations, grant a proxy to a person designated by us in respect of these shares. In the event that this proxy is not granted, the ADS depositary will vote these shares in the same manner as the majority of the shares of each class for which voting instructions are received.

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

We may decide not to file a registration statement with the SEC to allow holders of our shares or ADSs who are located in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, the sale by the ADS depositary of preemptive rights and the distribution of the proceeds from such sales to the holders of our shares in the form of ADSs is not possible. As a result, the equity interest of holders of our shares in the form of ADSs would be diluted proportionately. See “Item 10. Additional Information—Bylaws—Preemptive Rights.”

The protections afforded to minority shareholders in Mexico are different from those afforded to minority shareholders in the United States.

Under Mexican law, the protections afforded to minority shareholders are different from, and may be less than, those afforded to minority shareholders in the United States. Mexican laws do not provide a remedy to shareholders relating to violations of fiduciary duties. There is no procedure for class actions as such actions are conducted in the United States and there are different procedural requirements for bringing shareholder lawsuits against directors for the benefit of companies. Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors or our controlling shareholders than it would be for minority shareholders of a United States company.

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

We are a Mexican corporation, and our Mexican operations are our single most important geographic territory. For the year ended December 31, 2008, 66% of our consolidated total revenues were attributable to Mexico. The Mexican economy is currently experiencing a downturn as a result of the impact of the global financial crisis on many emerging economies during the second half of last year. In the first quarter of 2009, Mexican gross domestic product, or GDP, contracted by approximately 3.3% on an annualized basis compared to the same period in 2008. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, further deterioration in economic conditions in, or delays in recovery of, the U.S. economy may hinder any recovery in Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our results of operations. Given the global macroeconomic downturn in 2008 and 2009, which also affected the Mexican economy, we cannot assure you that such conditions will not have a material adverse effect on our results of operations and financial position.

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

In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate debt, which constituted 45% of our total debt as of December 31, 2008 (including the effect of interest rate swaps), and have an adverse effect on our financial position and results of operations. During 2008, due to constraints in the international credit market and limited credit availability in the international markets, as well as changes in the currency mix of our debt, our weighted average interest rate increased by 70 basis points.

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial position and results of operations.

A depreciation of the Mexican peso relative to the U.S. dollar increases the cost to us of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and thereby negatively affects our financial position and results of operations. A severe devaluation or depreciation of the Mexican peso may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. Although the value of the Mexican peso against the U.S. dollar had been fairly stable since 2004, in the fourth quarter of 2008 and continuing into 2009, the Mexican peso depreciated approximately 25% compared to 2007 as a result of uncertainty in the international markets and the downturn in the U.S. economy.

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

When the financial markets are volatile, as they have been in recent periods, our results of operations may be substantially affected by variations in exchange rates and commodity prices, and to a lesser degree, interest rates. These effects include foreign exchange gain and loss on assets and liabilities denominated in U.S. dollars, fair value gain and loss on derivative financial instruments, commodities prices and changes in interest income and interest expense. These effects can be much more volatile than our operating performance and our operating cash flows.

Political events in Mexico could adversely affect our operations.

Mexican political events may significantly affect our operations. Presidential elections in Mexico occur every six years, and the most recent election occurred in July 2006. Elections in both houses of the Mexican Congress also occurred in July 2006, and although the Partido Acción Nacional won a plurality of the seats in the Mexican Congress in the election, no party succeeded in securing a majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party is likely to continue even after the next Cámara de Diputados (House of Representatives) election in 2009. This situation may result in government gridlock and political uncertainty. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.

Economic and political conditions in other Latin American countries in which we operate may adversely affect our business.

In addition to conducting operations in Mexico, our subsidiary Coca-Cola FEMSA conducts operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina and, beginning in 2006, our subsidiary FEMSA Cerveza also conducts operations in Brazil. These countries expose us to different or greater country risk than Mexico. Consumer demand, preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic and political conditions in the other countries in which we operate. These conditions vary by country and may not be correlated to conditions in our Mexican operations. In particular, Brazil and Colombia have a history of economic volatility and political instability, although more recently they benefited from high growth rates and relative economic stability in recent periods. In Venezuela, Coca-Cola FEMSA faces exchange risk as well as work stoppages and potential scarcity of raw materials. Coca-Cola FEMSA has also experienced short-term disruptions in its business in Venezuela over the past few years. Deterioration in economic and political conditions in many of these countries would have an adverse effect on our financial position and results of operations.

Total revenues increased in certain of our non-Mexican beverage operations at a higher rate relative to their respective Mexican operations in 2008. This higher rate of total revenue growth could result in a greater contribution to the respective results of operations for these territories, but may also expose us to greater risk in these territories as a result. In 2008, devaluation of the local currencies against the U.S. dollar in our non-Mexican territories increased our operating costs in these countries, and depreciation of the local currencies against the Mexican peso negatively affected our results of operations for these countries, as reported in our consolidated financial statements. In recent years, the value of the currency in the countries in which we operate had been relatively stable. However, in 2008, as a result of uncertainty in the international markets and the downturn in the U.S. economy, these currencies depreciated significantly against the U.S. dollar. Future currency devaluation or the imposition of exchange controls in any of these countries, including Mexico, would have an adverse effect on our financial position and results of operations.

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

In 1891, the first year of production, Cuauhtémoc produced 2,000 hectoliters of beer. Cuauhtémoc continued to expand through additions to existing plant capacity and through acquisitions of other Mexican breweries, and has continued to increase its production capacity in Mexico, reaching approximately 37.080 million hectoliters in 2008.

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

Upon the completion of these transactions, we began a series of strategic transactions to strengthen the competitive positions of our operating subsidiaries. These transactions included the sale of a 30% strategic interest in Coca-Cola FEMSA to a wholly-owned subsidiary of The Coca-Cola Company and a subsequent public offering of Coca-Cola FEMSA shares, both of which occurred in 1993, and the sale of a 22% strategic interest in FEMSA Cerveza to Labatt Brewing Company Limited, which we refer to as Labatt, in 1994. Labatt, which was later acquired by InBev S.A., or InBev (known at the time of the acquisition of Labatt as Interbrew and currently referred to as A-B InBev), subsequently increased its interest in FEMSA Cerveza to 30%.

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

On January 13, 2006, FEMSA Cerveza, through one of its subsidiaries, acquired 68% of the equity of the Brazilian brewer Kaiser from the Molson Coors Brewing Company, or Molson Coors, for US$ 68 million. Molson Coors retained a 15% ownership stake in Kaiser, while Heineken N.V.’s ownership of 17% remained unchanged. In December 2006, Molson Coors completed its exit from Kaiser by exercising its option to sell its 15% holding to FEMSA Cerveza. On December 22, 2006, FEMSA Cerveza made a capital increase of US$ 200 million in Kaiser. At the time, Heineken N.V. elected not to participate in the increase, thereby diluting its 17% interest in Kaiser to

0.17%, and FEMSA Cerveza thereby increasing its stake to 99.83% of the equity of Kaiser, however, in August 2007, Femsa Cerveza and Heineken NV closed a stock purchase agreement whereby Heineken NV purchased the shares necessary to regain its 17% interest in Kaiser. As a result of this transaction, FEMSA Cerveza now owns 83% of Kaiser and Heineken NV owns 17%.

On November 3, 2006, we acquired from certain subsidiaries of The Coca-Cola Company 148,000,000 Series “D” shares of Coca-Cola FEMSA, representing 8.02% of the total outstanding stock of Coca-Cola FEMSA. We acquired these shares at a price of US$ 2.888 per share, or US$ 427.4 million in the aggregate, pursuant to a Memorandum of Understanding with The Coca-Cola Company. As of May 29, 2009, FEMSA indirectly owns 53.7% of the capital stock of Coca-Cola FEMSA (63.0% of its capital stock with full voting rights) and The Coca-Cola Company indirectly owns 31.6% of the capital stock of Coca-Cola FEMSA (37.0% of its capital stock with full voting rights). The remaining 14.7% of its capital consists of Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and on the New York Stock Exchange in the form of ADSs under the trading symbol KOF.

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

On November 8, 2007, Administración, S.A.P.I. de C.V. (Administración), a Mexican company owned indirectly by Coca-Cola FEMSA and by The Coca-Cola Company, acquired 58,350,908 shares representing 100% of the shares of the capital stock of Jugos del Valle, for US$ 370 million in cash, with assumed liabilities of US$ 86 million. On June 30, 2008, Administración and Jugos del Valle merged, and Jugos del Valle became the surviving entity. Subsequent to the initial acquisition of Jugos del Valle, Coca-Cola FEMSA offered to sell 30% of its interest in Administración to other Coca-Cola bottlers in Mexico. As a result, of December 31, 2008, Coca-Cola FEMSA has a recorded investment of approximately 20% of the capital stock of Jugos del Valle. In December 2008, the surviving Jugos del Valle entity sold its operations to The Coca-Cola Company, Coca-Cola FEMSA and other bottlers of Coca-Cola trademark brands in Brazil. These still beverage operations were integrated into a joint venture with The Coca-Cola Company in Brazil. Through Coca-Cola FEMSA’s joint ventures with The Coca-Cola Company, we distribute the Jugos del Valle line of juice-based beverages and have begun to develop and distribute new products.

On April 22, 2008, FEMSA shareholders approved a proposal to amend our bylaws in order to preserve the unit structure for our shares that has been in place since May 1998, and to maintain our existing share structure beyond May 11, 2008. Our bylaws previously provided that on May 11, 2008 our Series D-B Shares would convert into Series B Shares and our Series D-L Shares would convert into Series L Shares with limited voting rights. In addition, our bylaws provided that on May 11, 2008 our current unit structure would cease to exist and each of our B Units would be unbundled into five Series B Shares, while each BD Unit would unbundle into three Series B Shares and two newly issued Series L Shares. Following the April 22, 2008 shareholder approvals, the automatic conversion of our share and unit structures will no longer exist, and, absent shareholder action, our share structure will continue to be comprised of Series B Shares, which must represent not less than 51% of our outstanding capital stock, and Series D-B and Series D-L Shares, which together may represent up to 49% of our outstanding capital stock. Our Unit structure, absent shareholder action, will continue to consist of B Units, which bundle five Series B Shares, and BD Units, which bundle one Series B Share, two Series D-B Shares and two Series D-L Shares. See “Item 9. The Offer and Listing —Description of Securities.”

On May 24, 2008, Mr. Eugenio Garza Lagüera, our Honorary Life Chairman, passed away. Mr. Garza Lagüera began his professional career as a chemist in Cuauhtémoc’s research department and became chairman of our Board of Directors in April 29, 1969. He served as member of several boards of directors of national and international firms. During his life he was recognized for his entrepreneurial and social trajectories.

In May 2008, Coca-Cola FEMSA completed its acquisition of REMIL in Brazil for US$ 364.1 million, net of cash received, and assumed liabilities of US$ 196.9 million. In connection with the acquisition, Coca-Cola FEMSA identified intangible assets of indefinite life of US$ 224.7 million.

Ownership Structure

We conduct our business through our principal sub-holding companies as shown in the following diagram and table:

Principal Sub-holding Companies—Ownership Structure

As of May 29, 2009

(1)	Compañía Internacional de Bebidas, S.A. de C.V.

(2)	Grupo Industrial Emprex, S.A. de C.V.

(3)	Emprex Cerveza, S.A. de C.V.

(4)	Percentage of capital stock, equal to 63.0% of capital stock with full voting rights.

The following tables present an overview of our operations by reportable segment and by geographic region under Mexican Financial Reporting Standards:

Operations by Segment—Overview

Year Ended December 31, 2008 and % of growth vs. last year(1)

	Coca-Cola FEMSA			FEMSA Cerveza				FEMSA Comercio
	(in millions of Mexican pesos, except for employees and percentages)
Total revenues	Ps.	82,976	19.8%	Ps.	42,385		7.1%	Ps.	47,146	12.0%
Income from operations		13,695	19.2		5,394		(1.9)		3,077	32.6
Total assets		97,958	12.4		65,549		—		17,185	20.3
Employees		65,021	11.9		26,025	(2)	6.1		21,261	34.4

Total Revenues Summary by Segment(1)

	Year Ended December 31,
	2008		2007		2006
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	82,976	Ps.	69,251	Ps.	64,046
FEMSA Cerveza		42,385		39,566		37,919
FEMSA Comercio		47,146		42,103		36,835
Other		9,401		8,124		7,966
Consolidated total revenues	Ps.	168,022	Ps.	147,556	Ps.	136,120

Total Revenues Summary by Geographic Region(3)

	Year Ended December 31,
	2008		2007		2006
	(in millions of Mexican pesos)
Mexico(4)	Ps.	114,640	Ps.	106,136	Ps.	99,310
Latincentro(5)		12,853		11,901		11,148
Venezuela		15,217		9,792		7,997
Mercosur(6)		25,755		20,127		17,836
Consolidated total revenues	Ps.	168,022	Ps.	147,556	Ps.	136,120

(1)	The sum of the financial data for each of our segments and percentages with respect thereto differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.

(2)	Includes employees of third-party distributors.

(3)	The sum of the financial data for each geographic region differs from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation.

(4)	Includes export sales.

(5)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.

(6)	Includes Brazil and Argentina.

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of May 29, 2009:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA(1)	Mexico	100.0%
Coca-Cola FEMSA(2)	Mexico	53.7%
Propimex, S.A. de C.V.	Mexico	53.7%
Controladora Interamericana de Bebidas, S.A. de C.V.	Mexico	53.7%
Panamco México, S.A. de C.V.	Mexico	51.9%
Refrescos Latinoamericanos, S.A. de C.V.	Mexico	53.7%
Spal Industria Brasileira de Bebidas, S.A.	Brazil	52.6%
Emprex Cerveza	Mexico	100.0%
Desarrollo Comercial FEMSA, S.A. de C.V.	Mexico	100.0%
FEMSA Cerveza	Mexico	100.0%
Cervecería Cuauhtémoc Moctezuma, S.A. de C.V.	Mexico	100.0%
FEMSA Comercio	Mexico	100.0%

(1)	Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as CIBSA.

(2)	Percentage of capital stock. FEMSA owns 63.0% of the capital stock with full voting rights.

Business Strategy

We are a beverage company. Our soft drink operation, Coca-Cola FEMSA, is the largest bottler of Coca-Cola products in Latin America and the second largest in the world, measured in terms of sales volumes in 2008, and our brewing operation, FEMSA Cerveza, is both a significant competitor in the Mexican and Brazilian beer markets as well as an exporter in key international markets including the United States. Coca-Cola FEMSA and FEMSA Cerveza are our core businesses, which together define our identity and represent the avenues for our future growth. Our beverage businesses are enhanced by OXXO, the largest convenience store chain in Mexico with a total of 6,374 stores as of December 31, 2008 and a significant growth driver in its own right.

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

Coca-Cola FEMSA

Overview

Coca-Cola FEMSA is the largest bottler of Coca-Cola trademark beverages in Latin America, and the second largest in the world, calculated in each case by sales volume in 2008. Coca-Cola FEMSA operates in the following territories:

•	Mexico – a substantial portion of central Mexico (including Mexico City) and southeast Mexico (including the Gulf region).

•	Central America – Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

•	Colombia – most of the country.

•	Venezuela – nationwide.

•	Argentina – Buenos Aires and surrounding areas.

•	Brazil – the area of greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul, the state of Minas Gerais and part of the state of Goiás.

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

The following is an overview of Coca-Cola FEMSA’s operations by segment in 2008:

Operations by Segment—Overview

Year Ended December 31, 2008(1)

	Total Revenues	Percentage of Total Revenues	Income from Operations	Percentage of Income from Operations
Mexico	33,799	40.7%	6,715	49.0%
Latincentro(2)	12,791	15.4%	2,370	17.3%
Venezuela	15,182	18.3%	1,289	9.4%
Mercosur(3)	21,204	25.6%	3,321	24.3%
Consolidated	82,976	100%	13,695	100%

(1)	Expressed in millions of Mexican pesos, except for percentages.

(2)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.

(3)	Includes Brazil and Argentina

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

On November 8, 2007, a Mexican company owned directly or indirectly by Coca-Cola FEMSA and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle. See “Item 4. The Company—Corporate Background.”

In December 2008, Jugos del Valle sold its Brazilian operations, Holdinbrás, Ltd. to a subsidiary of The Coca-Cola Company, Coca-Cola FEMSA and other bottlers of Coca-Cola trademark brands in Brazil. These operations were integrated into the Sucos Mais business, a joint venture with The Coca-Cola Company in Brazil.

On May 30, 2008, Coca-Cola FEMSA entered into a purchase agreement with The Coca-Cola Company to acquire its wholly-owned bottling territory, REMIL, located in the state of Minas Gerais in Brazil. During the second quarter of 2008, Coca-Cola FEMSA closed this transaction for US$ 364.1 million. Coca-Cola FEMSA consolidates REMIL in its financial statements as of June 1, 2008.

In December 2007 and May 2008, Coca-Cola FEMSA sold most of its proprietary brands to The Coca-Cola Company for a total amount of US$ 64 million. Both of these transactions were conducted on an arm’s length basis. These trademarks are now being licensed to Coca-Cola FEMSA by The Coca-Cola Company subject to existing bottler agreements.

In July 2008, Coca-Cola FEMSA acquired Agua de los Angeles, S.A. de C.V. (Agua de los Angeles), a jug water business in the Valley of Mexico, from Grupo CIMSA S.A. de C.V. (Grupo CIMSA), one of the Coca-Cola bottlers in Mexico, for US$ 18.3 million. The trademarks remain with The Coca-Cola Company.

In February 2009, Coca-Cola FEMSA completed the transaction with Bavaria, a subsidiary of SABMiller, to jointly acquire with The Coca-Cola Company the Brisa bottled water business (including the Brisa brand). The purchase price of US$ 92 million was shared equally by Coca-Cola FEMSA and The Coca-Cola Company.

As of March 31, 2009, we indirectly owned Series A Shares equal to 53.7% of Coca-Cola FEMSA capital stock (63% of its capital stock with full voting rights), and The Coca-Cola Company indirectly owned Series D Shares equal to 31.6% of the capital stock of Coca-Cola FEMSA (37% of Coca-Cola FEMSA’s capital stock with full voting rights). Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 14.7% of Coca-Cola FEMSA’s capital stock.

Business Strategy

Coca-Cola FEMSA is the largest bottler of Coca-Cola trademark beverages in Latin America in terms of total sales volume in 2008, with operations in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Argentina and Brazil. While its corporate headquarters are in Mexico City, it has established divisional headquarters in the following three regions:

•	Mexico with headquarters in Mexico City;

•	Latincentro (covering territories in Guatemala, Nicaragua, Costa Rica, Panama, Colombia and Venezuela) with headquarters in San José, Costa Rica; and

•	Mercosur (covering territories in Argentina and Brazil) with headquarters in São Paulo, Brazil.

Coca-Cola FEMSA seeks to provide its shareholders with an attractive return on their investment by increasing its profitability. The key factors in achieving increased revenues and profitability are (1) implementing multi-segmentation strategies in its major markets to target distinct market clusters divided by consumption occasion, competitive intensity and socioeconomic levels; (2) implementing well-planned product, packaging and pricing strategies through channel distribution; and (3) driving product innovation along its different product categories and (4) achieving operational efficiencies throughout its company. To achieve these goals Coca-Cola FEMSA continues its efforts in:

•

working with The Coca-Cola Company to develop a business model to continue exploring new lines of beverages, extend existing product lines, participate in new beverage lines and effectively advertise and market its products;

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

Coca-Cola FEMSA seeks to increase per capita consumption of its products in the territories in which it operates. To that end, its marketing teams continuously develop sales strategies tailored to the different characteristics of its various territories and channels. Coca-Cola FEMSA continues to develop its product portfolio to better meet market demand and maintain its overall profitability. To stimulate and respond to consumer demand, it continues to introduce new products and new presentations. See “—Product and Packaging Mix.” It also seeks to increase placement of coolers, including promotional displays, in retail outlets in order to showcase and promote its products. In addition, because it views its relationship with The Coca-Cola Company as integral to its business strategy, it uses market information systems and strategies developed with The Coca-Cola Company to improve its coordination with the worldwide marketing efforts of The Coca-Cola Company. See “—Marketing—Channel Marketing.”

Coca-Cola FEMSA seeks to rationalize its manufacturing and distribution capacity to improve the efficiency of its operations. In each of 2005, 2006 and 2007, Coca-Cola FEMSA closed additional distribution centers. In 2008, Coca-Cola FEMSA also closed a production facility in its Mexican territory. See “—Description of Property, Plant and Equipment.” In each of its facilities, Coca-Cola FEMSA seeks to increase productivity in its facilities through infrastructure and process reengineering for improved asset utilization. Its capital expenditure program includes investments in production and distribution facilities, bottles, cases, coolers and information systems. Coca-Cola FEMSA believes that this program will allow it to maintain its capacity and flexibility to innovate and to respond to consumer demand for its non-alcoholic beverages.

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

Coca-Cola FEMSA’s Territories

The following map shows Coca-Cola FEMSA’s territories, giving estimates in each case of the population to which it offers products, the number of retailers of its sparkling beverages and the per capita consumption of its sparkling beverages:

Per capita consumption data for a territory is determined by dividing sparkling beverage sales volume within the territory (in bottles, cans and fountain containers) by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of Coca-Cola FEMSA products consumed annually per capita. In evaluating the development of local volume sales in its territories and to determine product potential, Coca-Cola FEMSA and The Coca-Cola Company measure, among other factors, the per capita consumption of its sparkling beverages.

Coca-Cola FEMSA’s Products

Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages, proprietary brands and brands licensed from us. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages); water; and still beverages (including juice drinks, ready-to-drink teas and isotonics). In December 2007 and May 2008, Coca-Cola FEMSA sold most of its proprietary brands to The Coca-Cola Company. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Business Transactions between Coca-Cola FEMSA and The Coca-Cola Company.”

Colas:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Coca-Cola	✓	✓	✓	✓	✓	✓
Coca-Cola light	✓	✓	✓	✓	✓	✓
Coca-Cola Zero	✓	✓	✓	✓	✓	✓

Flavored Soft Drinks:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Aquarius Fresh					✓
Chinotto				✓
Crush			✓			✓
Fanta	✓	✓			✓	✓
Fresca	✓	✓
Frescolita		✓		✓
Hit				✓
Kuat					✓
Lift	✓	✓
Mundet(1)	✓
Quatro			✓			✓
Simba					✓
Sprite	✓	✓	✓		✓	✓

Water:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Alpina		✓
Brisa			✓
Ciel	✓
Crystal					✓
Manantial			✓
Nevada				✓
Santa Clara(2)			✓

Other Categories:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Dasani(3)		✓	✓			✓
Hi-C(4)		✓				✓
Jugos del Valle(4)	✓	✓	✓		✓
Nestea	✓	✓		✓	✓
Powerade(5)	✓	✓	✓	✓

(1)	Brand licensed from FEMSA.

(2)	Proprietary brand.

(3)	Flavored water. In Argentina also as still water.

(4)	Juice based drink.

(5)	Isotonic.

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

	Sales Volume Year Ended December 31,
	2008	2007	2006
	(millions of unit cases)
Mexico	1,149.0	1,110.4	1,070.7
Central America(1)	132.6	128.1	120.3
Colombia	197.9	197.8	190.9
Venezuela	206.7	209.0	182.6
Argentina	186.0	179.4	164.9
Brazil(2)	370.6	296.1	268.7

Combined Volume	2,242.8	2,120.8	1,998.1

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Excludes beer sales volume and includes REMIL sales volume from June 2008 onward.

Product and Packaging Mix

Coca-Cola FEMSA’s most important brand is Coca-Cola and its line extensions, including Coca-Cola light and Coca-Cola Zero, which together accounted for 62.5% of total sales volume in 2008. Ciel (including bulk presentations and volumes integrated from Agua de los Angeles), Fanta, Sprite, Lift and Fresca, its next largest brands in consecutive order, accounted for 10.7%, 5.7%, 2.8%, 1.5% and 1.3%, respectively, of total sales volume in 2008. Coca-Cola FEMSA uses the term line extensions to refer to the different flavors in which it offers its brands. Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles made of polyethylene terephtalate, which it refers to as PET.

Coca-Cola FEMSA uses the term presentation to refer to the packaging unit in which it sells its products. Presentation sizes for its Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 3-liter multiple serving size. For all of its products excluding water, Coca-Cola FEMSA considers a multiple serving size as equal to or larger than 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. Coca-Cola FEMSA offers both returnable and non-returnable presentations, which allow Coca-Cola FEMSA to offer different combinations of convenience and price to implement revenue management strategies and to target specific distribution channels and population segments in its territories. In addition, it sells some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which it refers to as fountain. It also sells bottled water products in bulk sizes, which refers to presentations equal to or larger than 5 liters, that have a much lower average price per unit case than its other beverage products.

Coca-Cola FEMSA’s core brands are principally the Coca-Cola trademark beverages. Coca-Cola FEMSA sells certain of these brands or their line extensions at a premium in some of its territories, in which case it refers to them as premium brands. It also sells certain other brands at a lower price per ounce, which it refers to as value protection brands.

The characteristics of its territories are very diverse. Central Mexico and its territories in Argentina are densely populated and have a large number of competing sparkling beverages brands as compared to the rest of its territories. Brazil is densely populated but has lower per capita consumption of sparkling beverage products as compared to Mexico. Portions of southern Mexico, Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of sparkling beverages. In Venezuela, per capita consumption of Coca-Cola FEMSA products has remained stable in spite of short-term operating disruptions over the past few years.

The following discussion analyzes Coca-Cola FEMSA’s product and packaging mix by segment. The volume data presented is for the years 2008, 2007 and 2006.

Mexico. Coca-Cola FEMSA’s product portfolio consists of Coca-Cola trademark beverages. In 2007, as part of its efforts to strengthen the Coca-Cola brand it launched Coca-Cola Zero, a line extension of the Coca-Cola brand. Sparkling beverage per capita consumption of its products in its Mexican territories in 2008 was 411 eight-ounce servings.

The following table highlights historical sales volume and mix in Mexico for its products:

	Year Ended December 31,
	2008	2007	2006
	(millions of unit cases)
Product Sales Volume
Total	1,149.0	1,110.4	1,070.7
% Growth	3.5%	3.7%	4.5%

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	75.4%	78.3%	79.6%
Water(1)	21.6%	20.7	19.5
Still beverages	3.0%	1.0	0.9

Total	100.0%	100.0%	100.0%

(1)	Includes jug volume.

Coca-Cola FEMSA’s most popular sparkling beverage presentations were the 2.5-liter returnable plastic bottle, the 0.6-liter non-returnable plastic bottle and the 2.5-liter non-returnable plastic bottle, which together accounted for 62.1% of total sparkling beverage sales volume in Mexico in 2008. In 2008, multiple serving presentations represented 64.4% of total sparkling beverages sales volume in Mexico, a 1.3% growth compared to 2007. Coca-Cola FEMSA’s commercial strategies seek to foster consumption in single serving presentations while maintaining multiple serving volumes. In 2008, its sparkling beverages decreased as a percentage of its total sales volume from 78.9% in 2007 to 75.9% in 2008 mainly due to the introduction of the Jugos del Valle line of products and the Agua de los Angeles jug water business.

Total sales volume reached 1,149.0 million unit cases in 2008, an increase of 3.5% compared to 1,110.4 million unit cases in 2007. Sparkling beverages sales volume remained stable as compared with 2007. The still beverage category accounted for approximately 60% of the total incremental volumes during the year. Still beverages growth was mainly driven by the introduction of the Jugos del Valle line of products, particularly Valle Frut. Sparkling beverages volume growth was mainly driven by strong growth of the Coca-Cola brand.

Central America. Coca-Cola FEMSA’s product sales in Central America consist predominantly of Coca-Cola trademark beverages. Sparkling beverages per capita consumption in Central America of its products was 151 eight-ounce servings in 2008.

The following table highlights historical total sales volume and sales volume mix in Central America:

	Year Ended December 31,
	2008	2007	2006
	(millions of unit cases)
Product Sales Volume
Total	132.6	128.1	120.3
% Growth	3.5%	6.5%	10.0%

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	88.8%	89.7%	90.9%
Water	4.2%	4.3	4.4
Still beverages	7.0%	6.0	4.7

Total	100.0%	100.0%	100.0%

In 2008, multiple serving presentations represented 54.1% of total sparkling beverage sales volume in Central America, compared with 51.8% in 2007.

Total sales volume was 132.6 million unit cases in 2008, increasing 3.5% compared to 128.1 million in 2007. Sparkling beverages volumes in the year accounted for more than 65% of its total incremental volume and still beverages were the majority of the balance.

Colombia. Coca-Cola FEMSA’s product portfolio in Colombia consists mainly of Coca-Cola trademark beverages. Sparkling beverages per capita consumption of its products in Colombia during 2008 was 89 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Colombia:

	Year Ended December 31,
	2008	2007	2006
	(millions of unit cases)
Product Sales Volume
Total	197.9	197.8	190.9
% Growth	0.0%	3.6%	6.2%

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	87.1%	87.6%	87.9%
Water(1)	10.0%	11.0	10.9
Still beverages	2.9%	1.4	1.2

Total	100.0%	100.0%	100.0%

(1)	Includes jug volume.

In 2008, multiple serving presentations represented 55.4% of total sparkling beverages sales volume in Colombia. In 2008, as part of its efforts to strengthen the Coca-Cola brand, Coca-Cola FEMSA launched Coca-Cola Zero, a line extension of the Coca-Cola brand.

Total sales volume was 197.9 million unit cases in 2008, remaining stable as compared to 197.8 million unit cases in 2007, driven by still beverages volume growth due to the introduction of Jugos del Valle line of products, which compensated for a slight decline in sparkling beverages. See “Item 4. The Company—Corporate Background.”

Venezuela. Coca-Cola FEMSA’s product portfolio in Venezuela consists predominantly of Coca-Cola trademark beverages. Sparkling beverages per capita consumption of its products in Venezuela during 2008 was 161 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,
	2008	2007	2006
	(millions of unit cases)
Product Sales Volume
Total	206.7	209.0	182.6
% Growth	(1.1%)	14.5%	5.9%

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	91.3%	90.4%	87.7%
Water(1)	5.8%	5.7	7.5
Still beverages	2.9%	3.9	4.8

Total	100.0%	100.0%	100.0%

During 2008, Coca-Cola FEMSA continued facing periodic operating difficulties that prevented it from producing and distributing enough supply. It has implemented a product portfolio rationalization strategy to minimize the impact of these disruptions. As a consequence, its sparkling beverages sales volume remained flat for the year.

In 2008, multiple serving presentations represented 75.3% of total sparkling beverages sales volume in Venezuela. Total sales volume was 206.7 million unit cases in 2008, which represented a slight decrease of 1.1% compared to 209.0 million cases in 2007. This decrease was mainly driven by operating disruptions Coca-Cola FEMSA faced during the year. See “Risk Factors—Risks Related to Our Company—Risks related to Mexico and the Other Countries in Which We Operate—Economic and political conditions in other Latin American countries in which we operate may adversely affect our business.”

Argentina. Coca-Cola FEMSA’s product portfolio in Argentina consists exclusively of Coca-Cola trademark beverages. Sparkling beverages per capita consumption of its products in Argentina during 2008 was 375 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Argentina:

	Year Ended December 31,
	2008	2007	2006
	(millions of unit cases)
Product Sales Volume
Total	186.0	179.4	164.9
% Growth	3.7%	8.8%	9.8%

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	95.0%	96.2%	96.6%
Water	1.3%	1.0	1.2
Still beverages	3.7%	2.8	2.2

Total	100.0%	100.0%	100.0%

During 2008, returnable packaging accounted for 27.1% of total sales volume in Argentina in 2008 as compared to 25.2% in 2007. In 2008, Coca-Cola FEMSA launched Acquarius, a flavored still water.

Total sales volume reached 186.0 million unit cases in 2008, an increase of 3.7% compared with 179.4 million in 2007. The majority of the volume growth came from its non-returnable presentations and growth of still beverages, which represented over 75% of the sales volume increase and growth of still beverages. In 2008, multiple serving presentations, as a percentage of sparkling beverage volume, remained flat at 84.3%.

Brazil. Coca-Cola FEMSA’s product portfolio in Brazil consists mainly of Coca-Cola trademark beverages and the Kaiser beer brand, which Coca-Cola FEMSA sells and distributes on our behalf. Sparkling beverage per capita consumption of its products in Brazil during 2008 was 213 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Brazil, not including beer:

	Year Ended December 31,
	2008	2007	2006
	(millions of unit cases)
Product Sales Volume
Total	370.6	296.1	268.7
% Growth	25.2%	10.2%	6.4%

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	92.0%	91.7%	91.7%
Water	5.7%	6.7	7.3
Still beverages	2.3%	1.6	1.0

Total	100.0%	100.0%	100.0%

Beginning in June 2008, Coca-Cola FEMSA integrated REMIL’s territory into its existing Brazilian operations, which contributed with 66.1 million unit cases of beverages to its sales volume during this seven-month period.

Total sales volume was 370.6 million unit cases in 2008, an increase of 25.2% compared to 296.1 million in 2007. Excluding REMIL, total sales volume increased 2.8%. Sparkling beverages accounted for more than 80% of volume growth during the year. In 2008, as part of its efforts to strengthen the still beverage category Coca-Cola FEMSA launched I-9, a new hydro-tonic product enriched with minerals.

Coca-Cola FEMSA sells and distributes the Kaiser brands of beer in its territories in Brazil. In January 2006, we acquired an indirect controlling stake in Cervejarias Kaiser. Coca-Cola FEMSA continues to distribute the Kaiser beer portfolio and to assume the sales function in São Paulo, consistent with the arrangements in place prior to 2004, and has recently resumed these functions in Minas Gerais, Brazil following the acquisition of REMIL. Since the second quarter of 2005, Coca-Cola FEMSA ceased including beer that Coca-Cola FEMSA distributes in Brazil in its sales volumes.

On May 30, 2008, Coca-Cola FEMSA entered into a purchase agreement with The Coca-Cola Company to acquire its wholly-owned bottling territory, REMIL, located in the state of Minas Gerais in Brazil. During the second quarter of 2008, Coca-Cola FEMSA closed this transaction for US$ 364.1 million.

In July 2008, Coca-Cola FEMSA completed the transaction to acquire the Agua De Los Angeles jug water operation in the Valley of Mexico for a purchase price of US$ 18.3 million and subsequently started to merge this business into its current jug water business, under the brand Ciel.

In February 2009, Coca-Cola FEMSA closed the transaction with Bavaria, a subsidiary of SABMiller, to jointly acquire with The Coca-Cola Company the Brisa bottled water business. Coca-Cola FEMSA and The Coca-Cola Company each paid a purchase price of US$ 46 million. Brisa sold 47 million unit cases during 2008 in Colombia.

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

Marketing

Coca-Cola FEMSA, in conjunction with The Coca-Cola Company, has developed a sophisticated marketing strategy to promote the sale and consumption of its products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and non-price related retailer incentive programs designed by local affiliates of The Coca-Cola Company to target the particular preferences of its soft drink consumers. Its marketing expenses in 2008, net of contributions by The Coca-Cola Company, were Ps. 2,376 million. The Coca-Cola Company contributed an additional Ps. 1,995 million in 2008, which includes contributions for coolers. Through the use of advanced information technology, it has collected customer and consumer information that allows it to tailor its marketing strategies to the types of customers located in each of its territories and to meet the specific needs of the various markets it serves.

Retailer Incentive Programs. Incentive programs include providing retailers with commercial coolers for the display and cooling of beverage products and for point-of-sale display materials. Coca-Cola FEMSA seeks, in particular, to increase cooler distribution among retailers to increase the visibility and consumption of its products and to ensure that they are sold at the proper temperature. Sales promotions include sponsorship of community activities, sporting, cultural and social events, and consumer sales promotions such as contests, sweepstakes and product giveaways.

Advertising. Coca-Cola FEMSA advertises in all major communications media. It focuses its advertising efforts on increasing brand recognition by consumers and improving its customer relations. National advertising campaigns are designed and proposed by The Coca-Cola Company’s local affiliates, with Coca-Cola FEMSA’s input at the local or regional level.

Channel Marketing. In order to provide more dynamic and specialized marketing of its products, Coca-Cola FEMSA’s strategy is to classify its markets and develop targeted efforts for each consumer segment or distribution channel. Its principal channels are small retailers, “on-premise” consumption such as restaurants and bars, supermarkets and third party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drink consumers in each of the different types of locations or distribution channels. In response to this analysis, Coca-Cola FEMSA tailors its product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

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

Multi-segmentation. Coca-Cola FEMSA has been implementing a multi-segmentation strategy in the majority of its markets. This strategy consists on the implementation of different product/price/package portfolios by market cluster or group. These clusters are defined based on consumption occasion, competitive intensity and socio-economic levels, rather than solely on the types of distribution channels. Coca-Cola FEMSA has developed a market intelligence system that it refers to as the right-execution-daily system (RED), which has allowed it to implement this strategy. This system provides the data required to target specific consumer segments and channels and allows Coca-Cola FEMSA to collect and analyze the data required to tailor its product, package, price and distribution strategies to fit different consumer needs.

Product Distribution

The following table provides an overview of its product distribution centers and the retailers to which it sells its products:

Product Distribution Summary

as of December 31, 2008

	Mexico	Central America	Colombia	Venezuela	Argentina	Brazil
Distribution Centers	83	28	32	33	5	27
Retailers (in thousands)(1)	612	102	365	159	82	197

(1)	Estimated.

Coca-Cola FEMSA continuously evaluates its distribution model in order to fit with the local dynamics of the market place. Coca-Cola FEMSA is currently analyzing the way it goes to market, recognizing different service needs from its customers, while looking for a more efficient distribution model. As part of this strategy, Coca-Cola FEMSA is rolling out a variety of new distribution models throughout its territories looking for improvements in its distribution network.

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

Coca-Cola FEMSA’s distribution centers range from large warehousing facilities and re-loading centers to small deposit centers. In addition to its fleet of trucks, Coca-Cola FEMSA distributes its products in certain locations through a fleet of electric carts and hand-trucks in order to comply with local environmental and traffic regulations. Coca-Cola FEMSA generally retains third parties to transport its finished products from the bottling plants to the distribution centers.

Mexico. Coca-Cola FEMSA contracts with one of our subsidiaries for the transportation of finished products to its distribution centers from its Mexican production facilities. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, it then distributes its finished products to retailers through its own fleet of trucks. During 2008 it closed 1 of its 84 distribution centers in its Mexican operations.

In Mexico, Coca-Cola FEMSA sells a majority of its beverages at small retail stores to customers who take the beverages home or elsewhere for consumption. Coca-Cola FEMSA also sells products through the “on-premise” consumer segment, supermarkets and others. The “on-premise” consumer segment consists of sales through sidewalk stands, restaurants, bars and various types of dispensing machines as well as sales through point-of-sale programs in concert halls, auditoriums and theaters.

Territories other than Mexico. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. At the end of 2008, Coca-Cola FEMSA operated 28, 32, 33, 5 and 27 distribution centers in its Central American territories, Colombia, Venezuela, Argentina and Brazil, respectively.

In most of its territories, an important part of its total sales volume is through small retailers, with low supermarket penetration. In contrast, in Brazil Coca-Cola FEMSA sold approximately 22% of its total sales volume through supermarkets in 2008. Also in Brazil, the delivery of its finished products to customers is by a third party. In designated zones in Brazil, third-party distributors purchase its products at a discount from the wholesale price and resell the products to retailers.

Competition

Although we believe that Coca-Cola FEMSA’s products enjoy wider recognition and greater consumer loyalty than those of its principal competitors, the sparkling beverages market in the territories in which it operates are highly competitive. Coca-Cola FEMSA’s principal competitors are local bottlers of Pepsi and other bottlers and distributors of national and regional soft drink brands. Coca-Cola FEMSA faces increased competition in many of its territories from producers of low price beverages, commonly referred to as “B brands.” A number of its competitors in Central America, Venezuela, Argentina and Brazil offer both soft drinks and beer, which may enable them to achieve distribution efficiencies.

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

Mexico. Coca-Cola FEMSA’s principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with its own. In central Mexico Coca-Cola FEMSA competes with a subsidiary of PBG, the largest bottler of Pepsi products globally, and Grupo Embotelladores Unidos, S.A.B. de C.V., the Pepsi bottler in central and southeast Mexico. Coca-Cola FEMSA’s main competition in the juice category in Mexico is Jumex, the largest juice producer in the country. In the water category, Coca-Cola FEMSA’s main competitor is Bonafont, a water brand owned by Danone. In addition, Coca-Cola FEMSA competes with Cadbury Schweppes and with other national and regional brands in its Mexican territories. Coca-Cola FEMSA also competes with low price producers mainly offering multiple serving size presentations in the sparkling and still beverage industry.

Central America. In the countries that comprise its Central America region, Coca-Cola FEMSA’s main competitors are Pepsi bottlers. In Guatemala and Nicaragua, it competes against a joint venture between AmBev and The Central American Bottler Corporation. In Costa Rica, its principal competitor is Embotelladora Centroamericana, S.A., and in Panama, its main competitor is Refrescos Nacionales, S.A. Coca-Cola FEMSA also faces competition from low price producers offering multiple serving size presentations in some Central American countries.

Colombia. Coca-Cola FEMSA’s principal competitor in Colombia is Postobón S.A., or Postobón, a well-established local bottler that sells flavored soft drinks, some of which have a wide consumption preference, such as manzana Postobón (Postobón apple), which is the second most popular category in the Colombian soft drink industry in terms of total sales volume, and that also sells Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia. Coca-Cola FEMSA also competes with low price producers such as Big Cola, which primarily offers multiple serving size presentations in the sparkling and still beverage industry.

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

Raw Materials

Pursuant to the bottler agreements with The Coca-Cola Company, Coca-Cola FEMSA is required to purchase concentrate, including aspartame, an artificial sweetener used in low-calorie sodas, for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company. The price of concentrate for all Coca-Cola trademark beverages is a percentage of the average price it charges to its retailers in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company.

In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three-year period in Brazil beginning in 2006, and in Mexico beginning in 2007. These increases have now been fully implemented in Brazil and will be fully implemented in Mexico during 2009. As part of the new cooperation framework that Coca-Cola FEMSA arrived at with The Coca-Cola Company at the end of 2006, The Coca-Cola Company will provide a relevant portion of the funds derived from the incidence increase to marketing support of the sparkling and still beverages portfolio. See “Item 10. Additional Information—Material Contracts—New Cooperation Framework with The Coca-Cola Company”

In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, resin and ingots to make plastic bottles, finished plastic and glass bottles, cans, closures and fountain containers, as well as other packaging materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for the soft drink. Its bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for packaging materials and high fructose corn syrup historically are determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin, plastic ingots to make plastic bottles and finished plastic bottles, which it obtains from international and local producers. The prices of these materials are tied to crude oil prices and global resin supply, and in recent years it has experienced volatility in the prices it pays for these materials. Across its territories, its average price for resin in U.S. dollars decreased significantly during 2008.

Under its agreements with The Coca-Cola Company, Coca-Cola FEMSA may use raw or refined sugar or high fructose corn syrup as sweeteners in its products. Sugar prices in all of the countries in which it operates, other than Brazil, are subject to local regulations and other barriers to market entry that cause it to pay in excess of international market prices for sugar in certain countries. Coca-Cola FEMSA has experienced sugar price volatility in these territories as a result of changes in local conditions, regulations and the stronger correlation to oil prices recently due to the use of sugar to produce alternative fuels.

None of the materials or supplies that Coca-Cola FEMSA uses is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls or national emergency situations.

Mexico. Coca-Cola FEMSA purchases its returnable plastic bottles from Continental PET Technologies de México, S.A. de C.V, a subsidiary of Continental Can, Inc., which has been the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico. Coca-Cola FEMSA purchases resin primarily from Arteva Specialties, S. de R.L. de C.V. and Industrias Voridian, S.A. de C.V., which distributes non-returnable plastic bottles manufactured by ALPLA Fábrica de Plásticos, S.A. de C.V., known as ALPLA.

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

Imported sugar is subject to import duties, the amount of which is set by the Mexican government. As a result, sugar prices in Mexico are in excess of international market prices for sugar. In 2007 and 2008, sugar prices decreased compared to the prior year.

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

Colombia. Coca-Cola FEMSA uses sugar as a sweetener in its products, which it buys from several domestic sources. Coca-Cola FEMSA purchases pre-formed ingots from Amcor and Tapón Corona de Colombia S.A. Coca-Cola FEMSA purchases all of its glass bottles and cans from a supplier that its competitor Postobón owns a 40% equity interest in. Glass bottles and cans are available only from this one local source.

Venezuela. Coca-Cola FEMSA uses sugar as a sweetener in its products, which it purchase mainly from the local market. Since 2004, it has experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permissions to import. However, it was able to meet its sugar requirements through imports. Coca-Cola FEMSA buys glass bottles from one supplier, Productos de Vidrio, S.A., a local supplier, but there are other alternative suppliers authorized by The Coca-Cola Company. Coca-Cola FEMSA has several supplier options for plastic non-returnable bottles but it acquires most of its requirements from ALPLA de Venezuela, S.A.

Argentina. In Argentina, Coca-Cola FEMSA uses high fructose corn syrup from several different local suppliers as a sweetener in its products instead of sugar. Coca-Cola FEMSA purchases glass bottles, plastic cases and other raw materials from several domestic sources. Coca-Cola FEMSA purchases pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other local suppliers. Coca-Cola FEMSA produces its own can presentations and juice-based products for distribution to customers in Buenos Aires.

Brazil. Sugar is widely available in Brazil at local market prices, which historically have been similar to international prices. Sugar prices in Brazil in recent periods have been volatile mainly due to the increased demand for sugar cane for production of alternative fuels and Coca-Cola FEMSA’s average acquisition cost for sugar in 2008 increased. Coca-Cola FEMSA purchases glass bottles, plastic bottles and cans from several domestic and international suppliers.

Taxation of Sparkling Beverages. All the countries in which Coca-Cola FEMSA operates, except for Panama, impose a value-added tax on the sale of soft drink beverages, at a rate of 15% in Mexico, 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 16% in Colombia, 12% in Venezuela (starting in April 2009), 21% in Argentina, 18% in São Paulo, Brazil and 17% in Mato Grosso do Sul and Minas Gerais, Brazil. In addition, several of the countries in which Coca-Cola FEMSA operates impose the following excise or other taxes:

•	Guatemala imposes an excise tax of 0.18 local currency cents (Ps. 0.31 as of December 31, 2008) per liter of sparkling beverage.

•

Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, a 5% excise tax on local brands, a 10% tax on foreign brands and a 14% tax on mixers, as well as a specific tax on non-alcoholic beverages of 14.08 colones (Ps. 2.94 as of December 31, 2008) for every 250 ml.

•	Nicaragua imposes a 9% tax on consumption, and certain municipalities impose a tax on sales and income of 1% of gross income related to Nicaragua.

•	Panama imposes a 5% tax based on the cost of goods produced.

•

Argentina imposes an excise tax on colas and on flavored sparkling beverage containing less than 5% lemon juice or less than 10% fruit juice of 8.7%; an excise tax on flavored sparkling beverage with 10% or more fruit juice; and a 4.2% excise tax on mineral water, though this tax is not applicable to all of our products.

•

Brazil imposes an average production tax of 8.16% and an average sales tax of 4.88%, both assessed by the federal government. Most of these taxes are fixed, based on average retail prices in each state where the company operates (VAT) or fixed by the federal government (excise and sales tax). In November 2008, Law 11.827 was approved in Brazil imposing changes to the sales tax on the Brazilian beverage industry, effective as of January  1, 2009. The tax rate is in the range of 15% to 17% and is applied to sales prices.

FEMSA Cerveza

Overview and Background

FEMSA Cerveza produces beer in Mexico and Brazil and exports its products to 52 countries worldwide, with North America being its most important export market, followed by certain markets in Europe, Latin America and Asia. In 2008, FEMSA Cerveza was ranked the eleventh-largest brewer in the world in terms of sales volume. In Mexico, its main market, FEMSA Cerveza is the second largest beer producer in terms of sales volume. In 2008, approximately 66.7% of FEMSA Cerveza’s sales volume came from Mexico, with the remaining 24.8% from Brazil and 8.5% from exports. In 2008, FEMSA Cerveza sold 41.053 million hectoliters of beer.

FEMSA Cerveza’s principal operating subsidiaries are Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which operates six breweries in Mexico, Cervejarias Kaiser Brasil S.A., or Kaiser, which operates eight breweries in Brazil, and Cervezas Cuauhtémoc Moctezuma, S.A. de C.V., which operates our company-owned distribution centers across Mexico.

Our management has identified Brazil as one of the most attractive and profitable beer markets in the world. Accordingly, in January 2006, FEMSA Cerveza, through one of its subsidiaries, acquired a 68% equity stake in the Brazilian brewer Kaiser from The Molson Coors Brewing Co., or Molson Coors, for US$ 68 million, at the same time receiving indemnity rights for certain tax contingencies of Kaiser. Molson Coors later completed its exit from the Brazilian market in December 2006 by exercising a put option to sell its 15% stake in Kaiser to FEMSA Cerveza for US$ 15.6 million. Under the terms of the agreements governing FEMSA Cerveza’s original acquisition of Kaiser in January 2006, FEMSA Cerveza’s indemnity rights for certain tax contingencies provided by Molson Coors increased proportionately with the incremental 15% stake it acquired. In addition, on December 22, 2006, FEMSA Cerveza completed a capital increase of US$ 200 million in Kaiser. FEMSA Cerveza was the only shareholder to participate in the capital increase, and as a result of this transaction, FEMSA Cerveza owned 99.83% and Heineken N.V. was diluted from 17% to 0.17%. In August 2007, FEMSA Cerveza and Heineken N.V. closed a stock purchase agreement whereby Heineken NV purchased the shares necessary to regain its 17% interest in Kaiser. As a result of these transactions, FEMSA Cerveza owns 83% of Kaiser and Heineken N.V. owns 17%.

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

FEMSA Cerveza’s total beer sales volume totaled 41.053 million hectoliters in 2008, an increase of 2.8% from total sales volume of 39.940 million hectoliters in 2007. In 2008, FEMSA Cerveza’s Mexican beer sales volume increased by 1.6% to 27.393 million hectoliters. Brazil sales volume totaled 10.181 million hectoliters in 2008, an increase of 3.9% from total sales volume of 9.795 million hectoliters in 2007. In 2008, export beer sales volume increased by 9.3% to 3.479 million hectoliters as compared to 3.183 million hectoliters in 2007.

FEMSA Cerveza Total Beer Sales Volumes

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands of hectoliters)
Mexico beer sales volume	27,393	26,962	25,951	24,580	23,442
Brazil beer sales volume	10,181	9,795	8,935	NA	NA
Export beer sales volume	3,479	3,183	2,811	2,438	2,240
Total beer sales volume	41,053	39,940	37,697	27,018	25,682

FEMSA Cerveza’s Mexican beer sales volume recorded a compounded average growth rate of 4.0% while growth in the Mexican beer industry increased 3.9% for the period from 2004 through 2008. This compares with the 3.3% compounded average growth rate of the Mexican gross domestic product for the same period. FEMSA Cerveza’s Mexican beer sales for the same period recorded a 7.4% compounded average growth rate. FEMSA Cerveza’s export sales volume recorded a compounded average growth rate of 11.6% for the same period, while the compounded average growth rate for FEMSA Cerveza export sales was 15.8%.

Femsa Cerveza’s Strategy

In order to achieve its objectives in the Mexican market, FEMSA Cerveza seeks to:

•

implement advanced brand, packaging and price information gathering techniques at the point-of-sale to allow FEMSA Cerveza to fine tune its portfolio of brands and pricing at the level of individual retailers;

•

innovate through a differentiated brand portfolio and increase the value of its brands by tailoring its portfolio of brands based on the attributes of each brand to specific consumer segments, channels and markets using marketing techniques such as market segmentation, brand positioning and distinctive advertising campaigns; as well as product and packaging innovation;

•

establish profitable, long-term relationships with retailers by implementing client-specific strategies to help increase their sales and profitability, such as modifying commercial terms with retailers, promotions, product display and types of refrigeration equipment and point-of-sale marketing materials;

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

Mexico Operations

The Mexican Beer Market

The Mexican beer market was the sixth largest beer market in the world in terms of industry sales volume in 2008 and is characterized by (1) concentrated domestic beer production, (2) regional market share differences, (3) the prevalence of government licensing regulations, (4) favorable demographics in the beer drinking population, and (5) fragmented retail markets.

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

Historically, beer imports have not been a significant factor in the Mexican beer market, primarily due to the Mexican consumer preference of Mexican brands. In 2008, this segment accounted for approximately 2.4% of total Mexican beer market in terms of sales volume, compared to approximately 2.0% four years ago. FEMSA Cerveza believes that the elimination of tariffs imposed on imported beers has had a limited effect on the Mexican beer market due to the fact that imported beers are largely premium and super-premium products sold in aluminum cans, which are a more expensive means of packaging in Mexico than beer sold in returnable bottles, and also given the dynamics of the beer market, where the point of sale is highly fragmented. Periods of relative strength of the Mexican peso with respect to the U.S. dollar, however, may lower the price of imported beer to consumers and may result in increased demand for imported beer in the Mexican market, while a devaluation of the Mexican peso should have a negative impact on demand for imported beers.

Regional market share differences

FEMSA Cerveza and Grupo Modelo are strongest in beer markets in different regions of Mexico. FEMSA Cerveza has a stronger market position in the northern and southern areas of Mexico while Grupo Modelo has a stronger market position in central Mexico. We believe that these regional market positions can be traced in part to consumer loyalty to the brand of beer that has historically been associated with a particular region.

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

Mexican Regional Demographic Statistics

as of December 31, 2008

Region	Percent of Total Population	Percent of Total Gross Domestic Product	Per Capita Gross Domestic Product(1)
Northern	27.0%	33.5%	Ps. 127.4
Southern	22.9	15.3	68.4
Central	50.1	51.2	104.7
Total	100.0%	100.0%	Ps. 102.5

(1)	Thousands of pesos

Source:	FEMSA Cerveza estimates based on figures published by the Mexican Institute of Statistics (INEGI) and CAPEM Oxford Economics Forecasting.

Government regulation

The Mexican federal government regulates beer consumption in Mexico primarily through taxation while local governments in Mexico regulate primarily through the issuance of licenses that authorize retailers to sell alcoholic beverages.

Federal taxes on beer consist of a 15% value-added tax and an excise tax which is the higher of (1) 25% and (2) Ps. 3 per liter for non-returnable presentation or Ps. 1.74 for returnable presentations, as part of an environmental initiative by the Mexican governmental to encourage returnable presentations. The tax component of retail beer prices is significantly higher in Mexico than in the United States.

The number of retail outlets authorized to sell beer is controlled by local jurisdictions, which issue licenses authorizing the sale of alcoholic beverages. Other regulations regarding beer consumption in Mexico vary according to local jurisdiction and include limitations on the hours during which restaurants, bars and other retail outlets are allowed to sell beer and other alcoholic beverages. FEMSA Cerveza has been engaged in addressing these limitations at various levels, including efforts with governmental and civil authorities to promote better education for the responsible consumption of beer. For instance, as part of its ongoing community activities, FEMSA Cerveza was the first in implementing a nationwide designated driver program (Conductor designado) in Mexico.

Since July 1984, Mexican federal regulation has required that all forms of beer packaging carry a warning advising that excessive consumption of beer is hazardous to one’s health. In addition, the Ley General de Salud (General Health Law), requires that all beers sold in Mexico maintain a sanitation registration with the Secretaría de Salud (Ministry of Health).

Demographics of beer drinking population

We estimate that annual per capita beer consumption for the total Mexican population reached approximately 60 liters, or 0.6 hectoliters, in 2008, as compared to approximately 82 liters, or 0.8 hectoliters, in the United States. The legal drinking age is 18 in Mexico. We consider the population segment of men between the ages of 18 and 45 to be FEMSA Cerveza’s primary market. At least 37% of the Mexican population is under the age of 18 and, therefore, is not considered to be part of the beer drinking population.

Based on historical trends and what management perceives as the continued social acceptance of beer consumption, FEMSA Cerveza believes that general population growth will result in an increase in the number of beer consumers in Mexico. Based on historical trends as measured by the Mexican Institute of Statistics, we expect the Mexican population to grow at an average annual rate of approximately 0.7% per year over the period from 2009 to 2013. We estimate that over the next 10 years approximately 1.5 million additional people per year will become potential beer consumers due to the natural aging of the Mexican population.

Macroeconomic influences affecting beer consumption

We believe that consumption activity in the Mexican beer market is heavily influenced by the general level of economic activity in Mexico, the country’s gross wage base, changes in real disposable income and employment levels. As a result, the beer industry reacts sharply to economic change. The industry generally experiences high volume growth in periods of economic strength and slower volume growth or volume contraction in periods of economic weakness. Domestic beer sales declined in Mexico in 1982, 1983 and 1995. These sales decreases correspond to periods in which the Mexican economy experienced severe disruptions. Similarly, the economic slowdown observed in 2002 corresponded to a reduction in domestic beer sales in 2002. In 2003, given the effect of a continued economic slowdown on consumers, FEMSA Cerveza decided not to increase prices. The reduction in prices in real terms (after giving effect to inflation) was the main driver for increasing sales volumes during 2003. In 2004, growth in Mexico’s gross domestic product was the main driver for increasing beer sales volume, despite price increases in nominal terms in the Mexican beer industry. In 2005, 2006 and 2007, beer sales volume growth outpaced growth in Mexico’s gross domestic product and in 2008, although FEMSA Cerveza experienced a reduction in consumer demand due to the general economic downturn, volume growth outpaced growth in Mexico’s gross domestic product for the fourth consecutive year.

Beer Prices

In 2006, FEMSA Cerveza increased prices in Mexico, however, this increase was below the Mexican consumer price index. During 2007, FEMSA Cerveza increased prices to partially compensate for the increase in raw material prices. In 2008, FEMSA Cerveza increased prices twice in the year, however the net effect was below the Mexican consumer price index.

According to the Banco de México’s consumer beer price index, for the Mexican beer industry as a whole, average consumer beer prices increased 6.8% in nominal terms in 2008, which means that prices increased 1.9% over average inflation.

Product Overview

As of December 31, 2008, in Mexico FEMSA Cerveza produced and/or distributed 21 brands of beer in 14 different presentations resulting in a portfolio of 109 different product offerings. The most important brands in FEMSA Cerveza’s Mexican portfolio include: Tecate, Sol, Carta Blanca and Indio. These four brands, all of which are distributed nationwide in Mexico, accounted for approximately 87% of FEMSA Cerveza’s Mexico beer sales volume in 2008.

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

Primary Distribution

FEMSA Cerveza’s primary distribution in Mexico is from its production facilities to its distribution centers’ warehouses. FEMSA Cerveza delivers to a combination of company-owned and third party distributors. In an effort to improve the efficiency and alignment of the distribution network, FEMSA Cerveza has adjusted its relationship with independent distributors by implementing franchise agreements and as a result, has achieved economies of scale through integration with FEMSA Cerveza’s operating systems. In recent years, FEMSA Cerveza has achieved infrastructure and personnel efficiencies through the integration of company-owned distribution centers. The results of these efficiencies have been partially diminished by the acquisition of third party distribution centers. FEMSA Cerveza has increased its directly distributed volume in respect of its Mexican beer sales volume to 91%, operating through 233 company-owned distribution centers. The remaining 9% of the beer sales volume was sold through 44 third party distribution centers, most of them operating under franchise agreements with FEMSA Cerveza. A franchise agreement is offered only to those distributors that meet certain standards of operating capabilities, performance and alignment. FEMSA Cerveza has historically and intends to continue in the future to acquire those distributors that do not meet these standards. Through this initiative FEMSA Cerveza will continue to seek to increase its Mexico beer sales volume through company-owned distribution centers.

In addition to distributing its own brands, on June 22, 2004, FEMSA Cerveza’s brewing subsidiary and Coors Brewing Company entered into an agreement pursuant to which FEMSA Cerveza’s subsidiary was appointed the exclusive importer, producer, distributor, marketer and seller of Coors Light beer in Mexico.

Retail Distribution

The main sales outlets for beer in Mexico are small, independently-owned “mom and pop” grocery stores, dedicated beer stores or “depósitos,” liquor stores and bars. Supermarkets account for only a small percentage of beer sales in Mexico. In addition, FEMSA Comercio operates a chain of 6,374 convenience stores under the trade name OXXO that exclusively sell FEMSA Cerveza’s brands.

The Mexican retail market is fragmented and characterized by a preponderance of small outlets that are unable and unwilling to maintain meaningful inventory levels, and therefore FEMSA Cerveza must make frequent product deliveries to its retailers. Through the pre-sale process, FEMSA Cerveza has improved its distribution practices, enhancing efficiency by separating the selling and distribution processes and consequently improving the effectiveness of routes. During 2008, FEMSA Cerveza implemented a new method of serving its customers by addressing customer needs through alternative pre-sale processes, through which FEMSA Cerveza seeks to increase its efficiency while at the same time improve the capabilities of its sales force to better implement sales strategies at the point of sale and serve different customer types better. As of the December 31, 2008, approximately 23% of the customers were served through alternative pre-sale processes including electronic ordering and telephone sales in a call center. See “—Marketing Strategy.”

As of December 31, 2008, FEMSA Cerveza serves approximately 340,000 retailers in Mexico and its distribution network operates approximately 2,307 retail distribution routes, which represent an increase of 170 routes, principally due to acquisitions of territories from third party distributors during 2008.

Enterprise Resource Planning

FEMSA Cerveza operates an Enterprise Resource Planning system, or ERP, that provides an information and control platform to support commercial activities nationwide in Mexico and correlate them with the administrative and business development decision-making processes occurring in FEMSA Cerveza’s central office. The Mexican beer sales volume of all FEMSA Cerveza’s company-owned distribution centers, including our main third party distributors, operates through ERP.

Marketing Strategy

FEMSA Cerveza focuses on the consumer by segmenting markets and positioning its brands, accordingly, striving to develop brand and packaging portfolios that provide the best alternatives for every consumption occasion at the appropriate price. By segmenting markets, we refer to the technique whereby we design and execute relevant and distinctive positioning and communication strategies that allow us to satisfy different consumer needs. Continuous market research provides feedback that is used to develop and adapt our product offerings to best satisfy our consumers’ needs. We are increasingly focused on micro-segmentation, where we use our market research and our information technology systems to target smaller market segments, including in some cases the individual point-of-sale.

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

FEMSA Cerveza implemented an initiative to efficiently enable corporate growth strategies. This effort, which relies on our extensive consumer and market research practices, seeks the development of new packaging and product alternatives that allow us to capture new consumers and to strengthen the presence of our brands through brand line extensions. Innovation has been a key priority at FEMSA Cerveza and has been implemented throughout the value chain with the objective of allowing FEMSA Cerveza to continue to offer different options to consumers.

Plants and Facilities

FEMSA Cerveza currently operates six breweries in Mexico with an aggregate monthly production capacity of 3.09 million hectoliters, equivalent to approximately 37.080 million hectoliters of annual capacity. Each of FEMSA Cerveza’s Mexican breweries have received ISO 9001 and 9002 certification and a Clean Industry Certification (Certificado de Industria Limpia) given by Mexican environmental authorities. A key consideration in the selection of a site for a brewery is its proximity to potential markets, as the cost of transportation is a critical component of the overall cost of beer to the consumer. FEMSA Cerveza’s Mexican breweries are strategically located across the country, as shown in the table below, to better serve FEMSA Cerveza’s distribution system.

FEMSA Cerveza Mexico Facility Capacity Summary

Year Ended December 31, 2008

Brewery	Average Annualized Capacity
(in thousands of hectoliters)
Orizaba	10,200
Monterrey	7,800
Toluca	5,400
Navojoa	5,400
Tecate	4,680
Guadalajara	3,600

Total	37,080

Average capacity utilization	80.9%

Between 2004 and 2008, FEMSA Cerveza increased its average monthly production capacity by approximately 282,000 hectoliters through additional investments in existing facilities.

FEMSA Cerveza operates seven effluent water treatment systems in Mexico to treat the water used by the breweries, all of which are wholly owned by FEMSA Cerveza except for the effluent treatment system at the Orizaba brewery, which is a joint venture among FEMSA Cerveza, several other local companies and the government of the state of Veracruz.

In November 2007, FEMSA Cerveza announced an investment of US$ 275 million for the construction of a new brewery in Meoqui, Chihuahua, in Northern Mexico and as of December 31, 2008 FEMSA Cerveza had invested Ps. 221 million (US$ 16 million) in the project. Due to the downturn in the global economy and the resulting adjustments to our capacity expansion strategy, we have delayed the construction and expect to begin operations in 2012 instead of 2010, as originally planned.

Glass Bottles and Cans

FEMSA Cerveza produces (1) beverage cans and can ends, (2) glass bottles and (3) crown caps for glass bottle presentations principally to meet the packaging needs of its Mexican operations. The packaging operations include a silica sand mine, which provides materials necessary for the production of glass bottles. The following table provides a summary of the facilities for these operations:

FEMSA Cerveza Mexico Glass Bottle and Beverage Can Operations Product Summary

Year Ended December 31, 2008

Product	Location	Annual Production Capacity(1)	% Average Capacity Utilization
Beverage cans	Ensenada	1,700	85.2
	Toluca	3,000	90.8
		4,700	88.8
Can ends	Monterrey	5,100	89.0
Crown cap	Monterrey	18,000	85.1
Glass bottles	Orizaba	1,300	79.7
Bottle decoration	Nogales	330	57.0
Silica sand	Acayucan	720	98.9

(1)	Amounts are expressed in millions of units of each product, except for silica sand which is expressed in thousands of tons.

Two plants produce aluminum beverage can bodies at production facilities in Ensenada and Toluca, and another plant produces can ends at a production facility in Monterrey. During 2008, 64.0% of the beverage can volume produced by these plants was used by FEMSA Cerveza and the remaining amount was sold to third parties.

Glass bottles are produced at a glass production facility in Orizaba, Veracruz and bottles are decorated at a plant in Nogales, Veracruz. During 2008, 68.4% of the glass bottle volume produced by these plants was used by FEMSA Cerveza, 20.2% was sold to Coca-Cola FEMSA and 11.4% was sold to third parties.

In addition to the construction of the new brewery in Meoqui, Chihuahua, FEMSA Cerveza announced a US$ 117 million investment for the construction of a new glass bottle facility in Meoqui, which has also been delayed and is expected to begin operations in 2012.

Raw Materials

Malted barley, hops, certain grains, yeast and water are the principal ingredients used in manufacturing FEMSA Cerveza’s beer products. The principal raw materials used by FEMSA Cerveza’s packaging plants include aluminum, steel and silica sand. All of these raw materials are generally available in the open market. FEMSA Cerveza satisfies its commodity requirements through purchases from various sources, including purchases pursuant to contractual arrangements and purchases in the open market.

Aluminum and steel are two of the most significant raw materials used in FEMSA Cerveza’s packaging operations to make aluminum cans, can ends and bottle caps. FEMSA Cerveza purchases aluminum and steel directly from international and local suppliers on a contractual basis. Companies such as Alcoa, Nittetsu-Shoji, Novelis, CSN, Rasselstein and AHMSA have been selected as suppliers. Prices of aluminum and steel are generally quoted in U.S. dollars, and FEMSA Cerveza’s cost is therefore affected by changes in exchange rates. For example, a depreciation of the Mexican peso against the U.S. dollar will increase the cost to FEMSA Cerveza of aluminum and steel, and will decrease FEMSA Cerveza’s margins as its sales are generally denominated in Mexican pesos. To date, FEMSA Cerveza’s silica sand mine has been able to satisfy all of the silica sand requirements of its glass bottle plant.

Barley is FEMSA Cerveza’s most significant raw material for the production of its beer products. International markets determine the prices and supply sources of agricultural raw materials, which are affected by the level of crop production, inventories, weather conditions, domestic and export demand, as well as government regulations affecting agriculture. The principal source of barley for the Mexican beer industry is the domestic harvest. If domestic production in Mexico is insufficient to meet the industry’s requirements, barley (or its equivalent in malt) can be obtained from international markets. Raw material prices have increased in recent years, in particular the price for barley due to the fact that during 2006 and 2007 the harvests of Europe and Australia (two of the largest producers) fell because of droughts and untimely rains. Additionally, the price of wheat, which is not an ingredient of our beers, but competes for land with barley and other grains, increased significantly in 2007 and during most of 2008, adding pressure to the price of grains worldwide. In the second half of 2008, wheat prices declined due to higher harvests and lower demand.

As part of its normal operations, FEMSA Cerveza uses derivative financial instruments to hedge risk exposures associated with the price of some raw materials that are traded on international markets, such as aluminum, natural gas and wheat.

Brazil Operations

The Brazilian Beer Market

The Brazilian beer market was the third largest beer market in the world in terms of industry sales volume in 2008 and is characterized by (1) concentrated domestic beer production, (2) favorable demographics in the beer drinking population, and (3) a fragmented retail channel.

Concentrated Brazilian beer production

The Brazilian beer market is comprised of one large producer holding substantial market share, three medium sized producers, and some minor regional brewers. The large producer is Companhia de Bebidas das Americas, or AmBev, a publicly traded company based in Sao Paulo that is majority-owned by the Belgian brewer A-B InBev which principal beer brands are Skol, Brahma and Antarctica. AmBev is also a large bottler of sparkling beverages, with brands such as Guaraná Antarctica and Pepsi Cola. The three medium sized producers are FEMSA Cerveza, Grupo Schincariol, whose main brand is Nova Schin, and Cervejaria Petropolis, whose main brands are Itaipava and Crystal. FEMSA Cerveza’s sales in the Brazilian market depend on its ability to compete in a complex competitive environment with a large producer with predominant market share and two strong regional local brewers. Historically, beer imports have not been a significant factor in the Brazilian beer market, but are increasing as the super premium beer segment develops.

Demographics of beer drinking population

We estimate that annual per capita beer consumption for the total Brazilian population reached approximately 54 liters in 2008. The legal drinking age is 18 in Brazil. We consider the population segment of men between the ages of 18 and 45 to be FEMSA Cerveza’s primary market. Approximately 32% of the Brazilian population is under the age of 18 and, therefore, is not considered to be part of the beer drinking population.

Based on historical trends and what management perceives as the continued social acceptance of beer consumption, FEMSA Cerveza believes that general population growth will result in an increase in the number of beer consumers in Brazil. Based on historical trends as measured by the Instituto Brasileiro de Geografia e

Estadística (Brazilian Institute of Statistics, or IBGE), we expect the Brazilian population to grow at an average annual rate of approximately 0.9% per year over the period from 2009 to 2013. We estimate that over the next 10 years approximately in excess of 3 million additional people per year will become potential beer consumers due to the natural aging of the Brazilian population.

Product Overview

As of December 31, 2008, in Brazil FEMSA Cerveza produced and/or distributed 15 brands of beer in 8 different presentations resulting in a portfolio of 40 different product offerings. The most important brands in FEMSA Cerveza’s Brazilian portfolio include: Kaiser, Bavaria Clásica, Sol, Heineken and Xingu. These five brands, all of which are distributed nationwide in Brazil, accounted for approximately 96% of FEMSA Cerveza’s Brazil beer sales volume in 2008.

Beer Presentations

In its Brazilian breweries, FEMSA Cerveza produces and distributes beer in returnable glass bottles and kegs and in non-returnable aluminum cans and glass bottles. In the Brazilian beer market, the most popular presentation is the 600 ml returnable bottle because of the affordability of this presentation combined with its popularity in the on-premise segment. However, in the past years the sales volume mix has slightly shifted towards non-returnable presentations, which can be attributed in part to improvements in the Brazilian economy and changes in consumer habits.

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

Plants and Facilities

FEMSA Cerveza currently operates eight breweries in Brazil with an aggregate monthly production capacity of 1.7 million hectoliters, equivalent to approximately 20 million hectoliters of annual capacity. All eight Brazilian breweries have received ISO 9001, ISO 14.001 and OHASA 18.001 certifications. A key consideration in the selection of a site for a brewery is its proximity to potential markets, as the cost of transportation is a critical component of the overall cost of beer to the consumer. FEMSA Cerveza’s Brazilian breweries are strategically located across the country, as shown in the table below, to better serve FEMSA Cerveza’s distribution system.

FEMSA Cerveza Brazil Facility Allocation

as of December 31, 2008

FEMSA Cerveza Brazil Facility Capacity Summary

Year Ended December 31, 2008

Brewery	Average Annualized Capacity
(in thousands of hectoliters)
Jacareí	7,864
Ponta Grossa	3,100
Araraquara	2,800
Feira de Santana	1,972
Pacatuba	1,800
Gravataí	1,752
Cuiabá	420
Manaus	480

Total	20,188

Average capacity utilization	50.7%

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

Export beer sales volume of 3,479 million hectoliters in 2008 represented 8.5% of FEMSA Cerveza’s total beer sales volume. FEMSA Cerveza’s export beer revenues of Ps. 3,608 represented 8.5% of total revenues in 2008. The following table highlights FEMSA Cerveza’s export beer sales volumes and export beer sales:

FEMSA Cerveza Export Summary

	Year Ended December 31,
	2008	2007	2006	2005	2004
Export beer sales volume(1)	3,479	3,183	2,811	2,438	2,240
Volume growth(2)	9.3%	13.2%	15.3%	8.8%	13.0%
Percent of total beer sales volumes(3)	8.5%	8.0%	7.4%	9.0%	8.7%
Mexican pesos(4) (millions)	3,608	3,339	2,977	2,717	2,008
U.S. dollars(5) (millions)	327	299	256	227	156
Revenue growth (US$)(2)	9.4%	16.5%	13.0%	45.8%	16.7%
Percent of total beer revenues	8.5%	8.4%	8.1%	10.2%	8.1%

Source: FEMSA Cerveza.

(1)	Thousands of hectoliters.

(2)	Percentage change over prior year.

(3)	Information prior to 2006 does not include Kaiser sales volume.

(4)	Mexican pesos at December 31, 2008.

(5)	Export beer sales are invoiced and collected in U.S. dollars.

FEMSA Cerveza currently exports its products to 52 countries. The principal export market for FEMSA Cerveza is North America, which accounted for 88% of FEMSA Cerveza’s export beer sales volume in 2008.

FEMSA Cerveza’s principal export brands are Tecate, XX Lager, Dos Equis (Amber) and Sol. These brands collectively accounted for 91.7% of FEMSA Cerveza’s export sales volume for the year ended December 31, 2008.

FEMSA Comercio

Overview and Background

FEMSA Comercio operates the largest chain of convenience stores in Mexico, measured in terms of number of stores as of December 31, 2008, under the trade name OXXO. As of December 31, 2008, FEMSA Comercio operated 6,374 OXXO stores located throughout the country, with a particularly strong presence in the northern part of Mexico.

FEMSA Comercio, the largest single customer of FEMSA Cerveza and of the Coca-Cola system in Mexico, was established by FEMSA in 1978 when two OXXO stores were opened in Monterrey, one store in Mexico City and another store in Guadalajara. The motivating factor behind FEMSA’s entrance into the retail industry was to enhance beer sales through company-owned retail outlets as well as to gather information on customer preferences. In 2008, sales of beer through OXXO represented 12.3% of FEMSA Cerveza’s domestic beer sales volume as well as approximately 14.6% of FEMSA Comercio’s revenues. In 2008, a typical OXXO store carried 1,777 different store keeping units (SKUs) in 31 main product categories.

In recent years, FEMSA Comercio has gained importance as an effective distribution channel for our beverage products, as well as a rapidly growing point of contact with our consumers. Based on the belief that location plays a major role in the long-term success of a retail operation such as a convenience store, as well as a role in our continually improving ability to accelerate and streamline the new-store development process, FEMSA Comercio has focused on a strategy of rapid, profitable growth. FEMSA Comercio opened 706, 716 and 811 net new OXXO stores in 2006, 2007 and 2008, respectively. The accelerated expansion yielded total revenue growth of 12.0% to reach Ps. 47,146 million in 2008. Same store sales increased 0.4% reflecting the mix shift from pre-paid wireless phone cards to the sale of electronic air-time, for which only the margin is recorded, not the full amount of the air-time recharge. FEMSA Comercio performed approximately 1,695 million transactions in 2008 compared to 1,357 million in 2007.

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

FEMSA Comercio has adopted innovative promotional strategies in order to increase store traffic and sales. In particular, FEMSA Comercio sells high-frequency items such as beverages, snacks and cigarettes at competitive prices. FEMSA Comercio’s ability to implement this strategy profitably is partly attributable to the size of the OXXO chain, as FEMSA Comercio is able to work together with its suppliers to implement their revenue-management strategies through differentiated promotions. OXXO’s national and local marketing and promotional strategies are an effective revenue driver and a means of reaching new segments of the population while strengthening the OXXO brand. For example, the organization has refined its expertise in executing cross promotions (discounts on multi-packs or sales of complementary products at a special price) and targeted promotions to attract new customer segments, such as housewives, by expanding the offerings in the grocery product category in certain stores. FEMSA Comercio is also strengthening its capabilities to increasingly provide consumers with services such as utility bill payment and other basic transactions.

Store Locations

With 6,374 OXXO stores in Mexico as of December 31, 2008, FEMSA Comercio operates the largest convenience store chain in Latin America measured by number of stores. OXXO stores are concentrated in the northern part of Mexico, but also have a growing presence in central Mexico and the Gulf coast.

FEMSA Comercio

Regional Allocation of Oxxo Stores

as of December 31, 2008

FEMSA Comercio has aggressively expanded its number of stores over the past several years. The average investment required to open a new store varies, depending on location and format and whether the store is opened in an existing retail location or requires construction of a new store. FEMSA Comercio is generally able to use supplier credit to fund the initial inventory of new stores.

Growth in Total OXXO Stores

	Year Ended December 31,
	2008	2007	2006	2005	2004
Total OXXO stores	6,374	5,563	4,847	4,141	3,466
Store growth (% change over previous year)	14.6%	14.8%	17.0%	19.5%	23.9%

FEMSA Comercio currently expects to continue the growth trend established over the past several years by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets. Management believes that the southeast part of Mexico is particularly underserved by the convenience store industry.

The identification of locations and pre-opening planning in order to optimize the results of new stores are important elements in FEMSA Comercio’s growth plan. FEMSA Comercio continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores unable to maintain benchmark standards are generally closed. Between December 31, 2004 and 2008, the total number of OXXO stores increased by 2,908 which resulted from the opening of 3,018 new stores and the closing of 110 existing stores.

Competition

OXXO competes in the convenience store segment of the retail market with 7-Eleven, Super Extra, Super City, Circle-K and AM/PM, as well as other local convenience stores. The format of these stores is similar to the format of the OXXO stores. OXXO competes both for consumers and for new locations for stores and the managers to operate those stores. Based on an internal market survey conducted by FEMSA Comercio, management believes that, as of December 31, 2008, there were approximately 10,052 stores in Mexico that could be considered part of the convenience store segment of the retail market. OXXO is the largest chain in Mexico, operating almost two-thirds of these stores. Furthermore, FEMSA Comercio operates in the 32 Mexican states and has much broader geographical coverage than any of its competitors in Mexico.

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

Store Characteristics

The average size of an OXXO store is approximately 109 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 186 square meters and, when parking areas are included, the average store size increases to approximately 443 square meters.

FEMSA Comercio—Operating Indicators

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(percentage increase compared to previous year)
Total FEMSA Comercio revenues	12.0%	14.3%	18.7%	21.8%	24.8%
OXXO same-store sales(1)	0.4%	3.3%	8.2%	8.7%	8.9%

	(percentage of total)
Beer-related data:
Beer sales as % of total store sales	14.6%	13.4%	13.5%	13.0%	13.4%
OXXO store sales as a % of FEMSA Cerveza’s volume	12.3%	11.0%	9.9%	8.6%	7.3%

(1)	Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for at least 13 months with the sales of those same stores during the previous year.

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

Approximately 72% of OXXO stores are operated by independent managers responsible for all aspects of store operations. The managers are commission agents and are not employees of FEMSA Comercio. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store. FEMSA Comercio continually invests in on-site operating personnel, with the objective of promoting loyalty, customer-service and low personnel turnover in the stores.

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

Management believes that the OXXO chain’s scale of operations provides FEMSA Comercio with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. Given the fragmented nature of the retail industry in Mexico in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks, cigarettes and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 53% of the products carried by the OXXO chain are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by FEMSA Comercio’s distribution system, which includes ten regional warehouses located in Monterrey, Mexico City, Guadalajara, Mexicali, Mérida, León, Obregón, Puebla, Chihuahua and Reynosa. The distribution centers operate a fleet of approximately 317 trucks that make deliveries to each store approximately once a week.

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

Other Business

Our other business consists of the following smaller operations that support our core operations:

•

Our commercial refrigerators, labels and flexible packaging subsidiaries. The refrigeration business produces vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 192,480 units at December 31, 2008. In 2008, this business sold 180,320 refrigeration units, 33.2% of which were sold to Coca-Cola FEMSA, 19.1% of which were sold to FEMSA Cerveza and the remainder of which were sold to third parties. The labeling and flexible packaging business has its facility in Monterrey with an annual production capacity of 335,081 thousands meters of flexible packaging. In 2008, this business sold 43% of its label sales volume to FEMSA Cerveza, 21% to Coca-Cola FEMSA and 36% to third parties. Management believes that growth at these businesses will continue to reflect the marketing strategies of Coca-Cola FEMSA and FEMSA Cerveza.

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

Description of Property, Plant and Equipment

As of December 31, 2008, we owned all of our manufacturing facilities and substantially all of our warehouses and distribution centers. Our properties primarily consisted of production and distribution facilities for our beer and soft drink operations and office space. In addition, FEMSA Comercio owns approximately 12.6% of the OXXO store locations, while the other stores are located in properties that are rented under long-term lease arrangements with third parties.

The table below sets forth the location, principal use and production area of our production facilities, and the sub-holding company that owns such facilities.

Production Facilities of FEMSA

As of December 31, 2008

Sub-holding Company	Location	Principal Use	Production Area
			(in thousands of sq. meters)
Coca-Cola FEMSA
Mexico	San Cristóbal de las Casas, Chiapas	Soft Drink Bottling Plant	45
	Cuautitlán, Estado de México	Soft Drink Bottling Plant	35
	Los Reyes la Paz, Estado de México	Soft Drink Bottling Plant	50
	Toluca, Estado de México	Soft Drink Bottling Plant	242
	Celaya, Guanajuato	Soft Drink Bottling Plant	87
	León, Guanajuato	Soft Drink Bottling Plant	38
	Morelia, Michoacan	Soft Drink Bottling Plant	50
	Ixtacomitán, Tabasco	Soft Drink Bottling Plant	117
	Apizaco, Tlaxcala	Soft Drink Bottling Plant	80
	Coatepec, Veracruz	Soft Drink Bottling Plant	142

Guatemala	Guatemala City	Soft Drink Bottling Plant	47

Nicaragua	Managua	Soft Drink Bottling Plant	54

Costa Rica	Calle Blancos, San José	Soft Drink Bottling Plant	52
	Coronado, San José	Soft Drink Bottling Plant	14

Panama	Panama City	Soft Drink Bottling Plant	29

Colombia	Barranquilla	Soft Drink Bottling Plant	37
	Bogotá	Soft Drink Bottling Plant	105
	Bucaramanga	Soft Drink Bottling Plant	26
	Cali	Soft Drink Bottling Plant	76
	Manantial	Soft Drink Bottling Plant	67
	Medellín	Soft Drink Bottling Plant	47

Venezuela	Antimano	Soft Drink Bottling Plant	15
	Barcelona	Soft Drink Bottling Plant	141
	Maracaibo	Soft Drink Bottling Plant	68
	Valencia	Soft Drink Bottling Plant	100

Brazil	Campo Grande	Soft Drink Bottling Plant	36
	Jundiaí	Soft Drink Bottling Plant	191
	Mogi das Cruzes	Soft Drink Bottling Plant	119
	Belo Horizonte	Soft Drink Bottling Plant	73

Argentina	Alcorta	Soft Drink Bottling Plant	73
	Montes Grande, Buenos Aires	Soft Drink Bottling Plant	78

Sub-holding Company	Location	Principal Use	Production Area
			(in thousands of sq. meters)
FEMSA Cerveza
	Tecate, Baja California	Brewery	586
	Toluca, Estado de México	Brewery	375
	Guadalajara, Jalisco	Brewery	117
	Monterrey, Nuevo León	Brewery	445
	Navojoa, Sonora	Brewery	548
	Orizaba, Veracruz	Brewery	281
	Pachuca, Hidalgo	Malt Plant	31
	San Marcos, Puebla	Malt Plant	110
	Ensenada, Baja California	Beverage Cans	33
	Toluca, Estado de México	Beverage Cans	22
	Monterrey, Nuevo León	Crown Caps and Can Lids	51
	Acayucan, Veracruz	Silica Sand Mine	9
	Nogales, Veracruz	Bottle Decoration	26
	Orizaba, Veracruz	Glass Bottles	23

Brazil
	Jacareí	Brewery	72
	Ponta Grossa	Brewery	44
	Araraquara	Brewery	38
	Feira de Santana	Brewery	26
	Pacatuba	Brewery	38
	Gravataí	Brewery	23
	Cuiabá	Brewery	20
	Manaus	Brewery	11

Insurance

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including explosion, fire, vandalism, riot and losses incurred in connection with goods in transit. In addition, we maintain an “all risk” liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. The policies are issued by Allianz México, S.A. de C.V. for “all risk” property insurance and ACE Seguros, S.A. for “all risk” liability insurance, and the coverage is partially reinsured in the international reinsurance market. We believe that our coverage is consistent with the coverage maintained by similar companies operating in Mexico.

Capital Expenditures and Divestitures

Our consolidated capital expenditures for the years ended December 31, 2008, 2007, and 2006 were Ps. 14,234 million, Ps. 11,257 million and Ps. 9,422 million respectively, and were for the most part financed from cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2008	2007	2006
	(in millions of Mexican pesos)
Coca-Cola FEMSA	4,802	3,682	Ps.	2,863
FEMSA Cerveza	6,418	5,373		4,419
FEMSA Comercio	2,720	2,112		1,943
Other	294	90		197

Total	14,234	11,257	Ps.	9,422

Coca-Cola FEMSA

During 2008, Coca-Cola FEMSA’s capital expenditures focused on investments in returnable bottles and cases, increasing plant operating capacity, placing coolers with retailers and improving the efficiency of distribution infrastructure. Capital expenditures in Mexico were approximately Ps. 1,926 million and accounted for approximately 40% of Coca-Cola FEMSA’s capital expenditures.

FEMSA Cerveza

Production

During 2008, FEMSA Cerveza invested approximately Ps. 1,344 million on equipment substitution and upgrades in its facilities. FEMSA Cerveza’s monthly installed capacity as of December 31, 2008 was 4.78 million hectoliters, equivalent to an annualized installed capacity of 57.3 million hectoliters. In addition, FEMSA Cerveza invested Ps. 535 million in plant improvements and equipment upgrades for its beverage can and glass bottle operations.

Distribution

In 2008, FEMSA Cerveza invested Ps. 765 million in its distribution network. Approximately Ps. 275 million of this amount was invested in the replacement of trucks in its distribution fleet, Ps. 241 million in land, buildings and improvements to leased properties dedicated to various distribution functions, and the remaining Ps. 249 million in other distribution-related investments.

Market-related Investments

During 2008, FEMSA Cerveza invested Ps. 3,413 million in market-related activities and brand support in the domestic market. Approximately 56% of these investments were directed to customer agreements with retailers and commercial support to owned and third party distributors. Investments in retail agreements that exceed a one-year term are capitalized and amortized over the life of the agreement. In general, FEMSA Cerveza’s retail agreements are for a period of four to five years. Other market-related investments include the purchase of refrigeration equipment, coolers and billboards. These items are placed with retailers as a mean of facilitating the retailers’ ability to service consumers and to promote the image and profile of FEMSA Cerveza’s brands.

Information Technology Investments

In addition, during 2008, FEMSA Cerveza invested Ps. 238 million in system software projects.

FEMSA Comercio

FEMSA Comercio’s principal investment activity is the construction and opening of new stores. During 2008, FEMSA Comercio opened 811 net new OXXO stores. FEMSA Comercio invested Ps. 2,720 million in 2008 in the addition of new stores, warehouses and improvements to leased properties.

Regulatory Matters

Competition Legislation

The Ley Federal de Competencia Económica (Federal Economic Competition Law or Mexican Competition Law) became effective on June 22, 1993. The Mexican Competition Law and the Reglamento de la Ley Federal de Competencia Económica (Regulations under the Mexican Competition Law), effective as of March 9, 1998, regulate monopolies and monopolistic practices and require Mexican government approval of certain mergers and acquisitions. The Mexican Competition Law subjects the activities of certain Mexican companies, including us, to regulatory scrutiny. In addition, the Regulations under the Mexican Competition Law prohibit members of any trade association from reaching any agreement relating to the price of their products. Management believes that we are currently in compliance in all material respects with Mexican competition legislation.

In Mexico and in some of the other countries in which we operate, we are involved in different ongoing competition related proceedings. We believe that the outcome of these proceedings will not have a material adverse effect on our financial position or results of operations. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA—Antitrust Matters.”

Environmental Matters

In all of the countries where we operate, our businesses are subject to federal and state laws and regulations relating to the protection of the environment.

Mexico

In Mexico, the principal legislation is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (Federal General Law for Ecological Equilibrium and Environmental Protection or the Mexican Environmental Law) and the Ley General para la Prevención y Gestión Integral de los Residuos (General Law for the Prevention and Integral Management of Waste), which are enforced by the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of the Environment and Natural Resources or SEMARNAT). SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to temporarily close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to air and water emissions and hazardous wastes and set forth standards for waste water discharge that apply to our operations. We are also subject to certain minimal restrictions on the operation of delivery trucks in Mexico City. We have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City. See “—Coca-Cola FEMSA—Product Distribution.”

In addition, we are subject to the Ley Federal de Derechos (Federal Law of Governmental Fees), also enforced by SEMARNAT. Adopted in January 1993, the law provides that plants in Mexico that use deep water wells to supply their water requirements must pay a fee to the city for the discharge of residual waste water to drainage. In 1995, certain municipal authorities began to test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by SEMARNAT. All of our bottler plants located in Mexico City, as well as the Toluca plant, met these standards as of 2001.

Coca-Cola FEMSA’s Mexican operations established a partnership with The Coca-Cola Company and ALPLA, a supplier of plastic bottles to Coca-Cola FEMSA in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. This facility started operations in 2005 and has a recycling capacity of 25,000 metric tons per year from which 15,000 metric tons can be re-used in PET bottles for food packaging purposes. Coca-Cola FEMSA has also continued contributing funds to a nationwide recycling company, Ecología y Compromiso Empresarial (Environmentally Committed Companies). In addition, Coca-Cola FEMSA’s plants located in Toluca, Reyes, Cuautitlán, Apizaco, San Cristobal, Morelia, Ixtacomitan and Coatepec have received a “Certificado de Industria Limpia” (Certificate of Clean Industry).

Also, each of FEMSA Cerveza’s Mexican breweries has received ISO 9001 and 9002 certification and a Certificate of Clean Industry given by Mexican environmental authorities.

Central America

Coca-Cola FEMSA’s Central American operations are subject to several federal and state laws and regulations relating to the protection of the environment, which have been enacted in the last ten years, as awareness has increased in this region about the protection of the environment and the disposal of dangerous and toxic materials as well as water usage. In some countries in Central America, Coca-Cola FEMSA is in the process of bringing its operations into compliance with new environmental laws. Also, Coca-Cola FEMSA’s Costa Rica and Panama operations have participated in a joint effort along with the local division of The Coca-Cola Company called Misión Planeta (Mission Planet) for the collection and recycling of non-returnable plastic bottles.

Colombia

Coca-Cola FEMSA’s Colombian operations are subject to several Colombian federal, state and municipal laws and regulations related to the protection of the environment and the disposal of treated water and toxic and dangerous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. Coca-Cola FEMSA is also engaged in nationwide campaigns for the collection and recycling of glass and plastic bottles. Coca-Cola FEMSA has received a “Certificación Ambiental Fase IV” (Phase IV Environmental Certificate) for each of its Columbian plants.

Venezuela

Coca-Cola FEMSA’s Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Ley Orgánica del Ambiente (Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (Substance, Material and Dangerous Waste Law), the Ley Penal del Ambiente (Criminal Environment Law) and the Ley de Aguas (Water Law). Since the enactment of the Organic Environmental Law in 1995, Coca-Cola FEMSA’s Venezuelan subsidiary has presented the proper authorities with plans to bring their production facilities and distribution centers into compliance with the law. While the laws provide certain grace periods for compliance with the new environmental standards, Coca-Cola FEMSA has had to adjust some of the originally proposed timelines presented to the authorities because of delays in the completion of some of these projects. Coca-Cola FEMSA is in the process of obtaining ISO 14000 certifications for all its plants in Venezuela.

Brazil

FEMSA Cerveza’s and Coca-Cola FEMSA’s Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of toxic and dangerous gases, disposal of solid waste and disposal of wastewater, which impose penalties, such as fines, facility closures or criminal charges depending upon the level of non-compliance.

Coca-Cola FEMSA’s production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant has been certified for the (i) ISO 9001 since March 1995; (ii) ISO 14001 since March 1997; (iii) norm OHSAS 18001 since 2005; and iv) ISO 22000 since 2007. FEMSA Cerveza’s other plants and Coca-Cola FEMSA´s Brazilian operations are also ISO 9001, ISO 14001 and OHSAS 18001 certified.

In Brazil it is necessary to obtain concessions from the government to cast drainage. All of Coca-Cola FEMSA’s plants in Brazil have been granted this concession, except Mogi das Cruzes, but Coca-Cola FEMSA is in the process of obtaining one.

Argentina

Coca-Cola FEMSA’s Argentine operations are subject to federal and provincial laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste water discharge, which are enforced by the Secretaría de Ambiente y Desarrollo Sustentable (Ministry of Natural Resources and Sustainable Development) and the Organismo Provincial para el Desarrollo Sostenible (Provincial Organization for Sustainable Development) for the province of Buenos Aires. Coca-Cola FEMSA’s Alcorta plant is in compliance with environmental standards and has been certified for ISO 14001:2004 for the plants and operative units in Buenos Aires.

For all of Coca-Cola FEMSA’s plant operations, Coca-Cola FEMSA employs two environmental management systems: (i) Sistema Integral de Calidad (Integral Quality System or SICKOF) and (ii) Sistema de Administracion Ambiental (Environmental Administration System or EKOSYSTEM). We do not believe that Coca-Cola FEMSA’s business activities pose a material risk to the environment, and we believe that Coca-Cola FEMSA is in material compliance with all applicable laws and regulations.

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

Water Supply Law

FEMSA Cerveza and Coca-Cola FEMSA purchase water in Mexico directly from municipal water companies and pump water from wells and rivers pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the Ley de Aguas Nacionales de 1992 (1992 Water Law), and regulations issued thereunder, which created the Comisión Nacional del Agua (National Water Commission). The National Water Commission is charged with overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run for five, ten, fifteen and up to thirty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms to be extended upon termination. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water is not used by the concessionaire for two consecutive years. However, because the current concessions for each of FEMSA Cerveza and Coca-Cola FEMSA’s plants in Mexico do not match each plant’s projected needs for water in future years, we successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. These concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations in a timely manner.

Although we have not undertaken independent studies to confirm the sufficiency of the existing or future groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico.

In Brazil, we buy water directly from municipal utility companies and pump water from our own wells or rivers (Mogi das Cruzes, Campo Grande and FEMSA Cerveza’s plants) pursuant to concessions granted by the Brazilian government for each plant. According to the Brazilian Constitution, water is considered an asset of common use and may only be exploited for the national interest, by Brazilians or companies incorporated under Brazilian law. Dealers and users have the responsibility for any damage to the environment. The exploitation and use of water is regulated by the Código de Mineração (Code of Mining, Decree Law nº. 227/67), by the Código de Águas Minerais (Mineral Water Code, Decree Law nº. 7841/45), the National Water Resources Policy (Law nº. 9433/97) and by regulations issued thereunder. The companies that exploit water are supervised by the Departamento Nacional de Produçao Mineral—DNPM (National Department of Mineral Production) and the

National Water Agency in connection with sanitary, federal health agencies, as well as state and municipal authorities. In FEMSA Cerveza’s Jundiaí and Belo Horizonte plants, we do not exploit mineral water. In the Mogi das Cruzes and Campo Grande plants, we have all the necessary permits related to the exploitation of mineral water.

In Colombia, we acquire water directly from our own wells and from aqueducts, and we are required to have a specific license to exploit water from private wells. Water use is regulated by resolution No. 1154 of 1997 and decree No. 4742 of 2005. Companies that exploit water are supervised by the National Institute of National Resources.

In Nicaragua and Costa Rica, we own and exploit our own private water wells. In Costa Rica we require a specific permit granted by the environmental authorities to exploit private wells. In Venezuela, we use private wells as well as water provided by the respective municipality, and we have taken what we believe to be appropriate actions to have water supply available from these sources. In the remainder of our territories, we obtain water from governmental agencies or municipalities.

We can give no assurances that water will be available in sufficient quantities to meet our future production needs, that we will be able to maintain our current concessions or that additional regulations relating to water use will not be adopted in the future in our territories. We believe we are in compliance with the terms of our existing water concessions and that we are in compliance with all relevant water regulations.

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

Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding its results of operations and financial position during the periods discussed in this section:

•

While Coca-Cola FEMSA’s Mexican operations continue growing at a steady but moderate pace, operations in Central and South America are growing at accelerated rates. The Coca-Cola brand, together with the recently added still-beverage operation, delivered the majority of volume growth.

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

•

FEMSA Comercio accelerated its rate of OXXO store openings and continues to grow in terms of total revenues and as a percentage of our consolidated total revenues. FEMSA Comercio has lower operating margins than our beverage businesses. We expect to continue to expand the OXXO chain during 2009.

Our results of operations and financial position are affected by the economic and market conditions in the countries where our subsidiaries conduct their operations, particularly in Mexico. Changes in these conditions are influenced by a number of factors, including those discussed in “Item 3. Key Information—Risk Factors.”

Recent Developments

Changes in Mexican Financial Reporting Standards

Discontinued Inflationary Accounting for Non-Inflationary Economic Environments and Required Presentation of Statement of Cash Flows

In accordance with Mexican Financial Reporting Standard NIF B-10, we discontinued inflationary accounting beginning on January 1, 2008 for our subsidiaries that operate in non-inflationary economic environments, which are defined as those economies in which cumulative inflation rates are less than 26% on average over the preceding three years. In 2008, our subsidiaries in Mexico, Guatemala, Colombia, Brazil and Panama were operating in non-inflationary economic environments. We still recognize inflationary accounting for our subsidiaries that operate in countries in which inflation rates over the three preceding years are 26% or greater, such as Venezuela, Nicaragua, Costa Rica and Argentina. The application of these new standards is prospective from January 1, 2008, or the “date of application” and, as a result, historical information has not been restated. See Note 2a) of our consolidated financial statements.

In 2008, we also adopted NIF B-2 (“Statement of Cash Flows”), which requires the presentation of our statement of cash flows as part of our consolidated financial statements. NIF B-2 classifies cash receipts and payments according to whether they derive from operating, investing or financing activities, and provides definitions for each category. The adoption of NIF B-2 is prospective and, accordingly, the cash flow statement for the year ended December 31, 2008 is not comparable to the statements of changes in financial position for the years ended December 31, 2007 and 2006. See “— Liquidity and Capital Resources—Liquidity.”

The Mexican National Banking and Securities Commission has announced the adoption of International Reporting Standards for public companies

The Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or CNBV) has announced that commencing in 2012, all Mexican public companies must report their financial information in accordance with International Financial Reporting Standards (IFRS). Since 2006, the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (Mexican Board of Research and Development of Financial Reporting Standards) has been modifying Mexican Financial Reporting Standards in order to ensure their convergance with IFRS. We are in the process of analyzing the potential impacts of adopting these standards.

Effects of Changes in Economic Conditions

Our results of operations are affected by changes in economic conditions in Mexico and in the other countries in which we operate. For the years ended December 31, 2008, 2007 and 2006, 66%, 69% and 73%, respectively, of our total sales were attributable to Mexico. After the acquisitions of Panamco and Kaiser, we have greater exposure to countries in which we have not historically conducted operations, particularly countries in Central America, Colombia, Venezuela and Brazil, although we continue to generate a substantial portion of our total sales from Mexico. The participation of these other countries as a percentage of our total sales has increased during the last five years and is expected to continue increasing in future periods.

The Mexican economy is currently experiencing a downturn as a result of the impact of the global financial crisis in many emerging economies during the second half of last year. In the fourth quarter of 2008, Mexican GDP contracted by approximately 1.7% compared to the same period in 2007, and Banco de Mexico expects GDP to contract by approximately 5% in 2009, as of its last estimate. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, further deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery in Mexico.

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

An increase in interest rates in Mexico increases our cost of Mexican peso-denominated variable interest rate indebtedness and could have an adverse effect on our financial position and results of operations. During 2008, due to constraints in the international credit market and limited credit availability in the international markets and Mexico, as well as changes in the currency mix of our debt, our weighted average interest rate increased by 70 basis points.

Beginning in the fourth quarter of 2008 and continuing into 2009, the value of the Mexican peso relative to the U.S. dollar fluctuated significantly, with a low during 2008 of 9.92 pesos per U.S. dollar, to a high of 13.94 pesos per U.S. dollar. On June 15, 2009, the exchange rate was 13.4305. See “Item 3. Key Information—Exchange Rate Information.” A depreciation of the Mexican peso or local currencies in the countries in which we operate relative to the U.S. dollar increases our cost of raw materials priced in U.S. dollars, including raw materials whose prices are set with reference to the U.S. dollar. In addition, a depreciation of the Mexican peso or local currencies in the countries in which we operate relative to the U.S. dollar will increase our U.S.-denominated debt obligations, which could negatively affect our financial position and results of operations as we experienced in the fourth quarter of 2008.

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

Allowance for doubtful accounts

We determine our allowance for doubtful accounts based on an evaluation of the aging of our receivable portfolio and the economic positioning of our clients, as well as on our historical loss rate on receivables and the general economic environment in which we operate. Our beer operations represent the most important part of the consolidated allowance for doubtful accounts as a result of the credit that FEMSA Cerveza extends to retailers, on terms and conditions in accordance with industry practices. Coca-Cola FEMSA and FEMSA Comercio sales are generally realized in cash.

Bottles and cases; allowance for bottle breakage

Through December 31, 2007, we recorded returnable bottles and cases at acquisition cost and restated them applying inflation factors. Pursuant to our adoption of NIF B-10, in 2008 we began recording these values at acquisition cost and currently only restate them in circumstances where they form part of our operations in countries with an inflationary economic environment. For FEMSA Cerveza and Coca-Cola FEMSA, breakage is expensed as it is incurred. We compare quarterly the carrying value of bottle breakage expense with the calculated depreciation expense of our returnable bottles and cases in plant and distribution centers, estimating a useful life of five years for glass beer bottles, four years for returnable glass soft drink bottles and plastic cases and 18 months for returnable plastic bottles. These useful lives are determined in accordance with our business experience. The annual calculated depreciation expense has been similar to the annual carrying value of bottle breakage expense. Whenever we decide to discontinue a particular returnable presentation and retire it from the market, we write off the discontinued presentation through an increase in breakage expense.

Property, plant and equipment

Property, plant and equipment are depreciated over their estimated useful lives. The estimated useful lives represent the period we expect the assets to remain in service and to generate revenues. We base our estimates on the experience of our technical personnel. Depreciation is computed using the straight line method of accounting.

Until 2007, imported equipment was restated applying the inflation and exchange rates of the country of origin, in accourdance with Mexican Financial Reporting Standards in effect at that date. Since 2008, imported equipment is recorded using the exchange rate as of the acquisition date and, if part of an inflationary economic environment, is restated applying the inflation rate of the reporting entity.

We value at fair value long-lived assets for impairment and determine whether impairment exists, by comparing the book value of the assets with their fair value, which is calculated considering their operating conditions and the future cash flows expected to be generated based on their estimated remaining useful life as determined by management.

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

We determine the fair value of assets acquired and liabilities assumed as of the date of acquisition, and we assigned the excess purchase price over the fair value of the net assets. In certain circumstances this resulted in the recognition of an intangible asset. The intangible assets of indefinite life are subject to annual impairment tests. We have recorded intangible assets with indefinite lives, which consist of:

•	Coca-Cola FEMSA’s rights to produce and distribute Coca-Cola trademark products for Ps. 46,892 million as a result of the Panamco and REMIL acquisitions;

•	Trademarks and distribution rights for Ps.11,130 million as a result of the acquisition of the 30% interest of FEMSA Cerveza and distribution rights acquired from a third-party distributor;

•	Trademarks and goodwill as a result of the acquisition of Kaiser for Ps. 4,537 million; and

•	Other intangible assets with indefinite lives that amounted to Ps. 788 million.

For Mexican Financial Reporting Standards purposes, goodwill is the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is translated into Mexican pesos applying the closing rate for each period. In countries with inflationary economic environments, this asset is restated applying inflation factors in the country of origin and is then translated into Mexican pesos at the year-end exchange rate. Since 2005, Bulletin B-7 (“Business Acquisitions”), establishes that goodwill is no longer subject to amortization, and is instead subject to an annual impairment test.

Impairment of goodwill and intangible assets with indefinite lives

We annually review the carrying value of our goodwill whenever circumstances indicate that the carrying amount of the reporting unit might exceed its implied fair value for long-lived assets. We also review annually the carrying value of our intangible assets with indefinite lives for impairment based on recognized valuation techniques. While we believe that our estimates are reasonable, different assumptions regarding such estimates could materially affect our evaluations.

Following our evaluations during 2008 and up to the date of this annual report, we do not have any information which leads to any impairment of goodwill or intangible assets with indefinite lives. We can give no assurance that our expectations will not change as a result of new information or developments. Future changes in economic or political conditions in any country in which we operate or in the industries in which we participate, however, may cause us to change our current assessment.

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

Employee benefits

Our employee benefits, which we used to refer to as labor liabilities, are comprised of pension plan, seniority premium, post-retirement medical services and severance indemnities. The determination of our obligations and expenses for pension and other post-retirement benefits are determined by actuarial calculations and are dependent on our determination of certain assumptions used to estimate such amounts. We evaluate our assumptions at least annually. In 2006, we decided to modify our pension and retirement plans. Through 2006, the pension and retirement plans provided for lifetime monthly payments as a complement to the pension payment received from the Instituto Mexicano del Seguro Social (Mexican Social Security Institute or IMSS). Starting on January 1, 2007, the modified pension and retirement plans consist in a lump-sum payment to personnel vesting on that date or after.

In 2006, we also modified long-term assumptions used in the actuarial calculations for Mexican subsidiaries based on changes in the company’s revised estimate of current prices for settling its related obligations. These assumptions are described in note 15 to our consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. All our assumptions depend on the economic circumstances of each country where we operate.

These changes were accounted for as labor costs for past services and unrecognized actuarial net loss. As of December 2006, the net effect of these changes was an increase in pension and retirement plan, seniority premium and severance indemnity liabilities of Ps. 797 million, Ps. 19 million and Ps. 23 million, respectively.

In 2008, we adopted NIF D-3 (“Employee Benefits”), which eliminates the recognition of the additional liability resulting from the difference between obligations for accumulated benefits and net projected liability, in addition to making other important changes. On January 1, 2008, our additional liability cancelled was Ps. 1,510 million, of which Ps. 948 million corresponds to intangible assets and Ps. 354 to cumulative other comprehensive income, net of its deferred tax of Ps. 208 million.

Through 2007, our labor costs for past services related to severance indemnities and pension and retirement plans were amortized within the remaining labor life of employees. Beginning in 2008, NIF D-3 establishes a maximum five-year period to amortize the initial balance of the labor costs of past services of pension and retirement plans and the same amortization period for the labor cost of past service of severance indemnities, previously defined by Bulletin D-3 (“Labor Liabilities”) as unrecognized transition obligations and unrecognized prior service costs. As of December 31, 2008, 2007 and 2006, labor costs for past services amounted to Ps. 221 million, Ps. 146 million and Ps. 97 million, respectively; and were recorded within the operating income.

During 2007, actuarial gains and losses related to severance indemnities were amortized to account for the average labor life of our employees. Beginning in 2008, actuarial gains and losses related to severance indemnities are registered under operating income during the year in which they are generated. The balance of unrecognized actuarial gains and losses as of January 1, 2008 was recorded in other expenses and amounted to Ps. 198 million.

In 2007, FEMSA Cerveza approved a plan to allow certain qualifying employees to retire early beginning in 2008. This plan consisted of allowing employees over the age of 55 with 20 years of service to take advantage of early retirement in order to obtain the same pension benefits they would have obtained had they retired at their regular retirement age. In addition, this plan authorized FEMSA Cerveza to make severance payments to certain employees who otherwise would not have met the criteria for eligibility. The plan is intended to improve the efficiency of FEMSA’s Cerveza operating structure. The total financial impact of the plan was Ps. 236 million, from which Ps.125 million was recorded in our consolidated income statement for 2007 as part of other expenses (See note 18 to our audited consolidated financial statements) and Ps. 111 million recorded in 2008 consolidated results.

Through 2007, Bulletin D-3 (“Labor Liabilities”) required the presentation of labor liabilities financial expenses as part of income from operations. Beginning in 2008, NIF D-3 (“Employee Benefits”), allows the presentation of financial expenses of labor liabilities as part of the integral result of financing. As of December 31, 2008, 2007 and 2006, financial expenses related to labor liabilities, which are presented as part of the integral result of financing, were Ps. 257 million, Ps. 167 million and Ps. 170 million, respectively.

While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense. The following table is a summary of the three key assumptions to be used in determining 2008 annual labor liability expense, along with the impact on this expense of a 1% change in each assumed rate.

Assumptions 2009(1)	Nominal rates 2008 (3)	Real Rates 2008 (4)	Real Rates (5)	Impact of Rate Change(2)
				+1%	-1%
				(in millions of Mexican pesos)
Mexican and Foreign Subsidiaries:
Discount rate	8.2%	4.5%	4.5%	(605)	Ps.	650
Salary increase	5.1%	1.5%	1.5%	520		(512)
Long-term asset return	11.3%	7.5%	4.5%	31		(26)

(1)	Calculated using a measurement date as of December 2008.

(2)	The impact is not the same for an increase of 1% as for a decrease of 1% because the rates are not linear.

(3)	For countries considered non-inflationary economic environments according to Mexican Financial Reporting Standards.

(4)	For countries considered inflationary economic environments according to Mexican Financial Reporting Standards.

(5)	Assumptions used for 2007 and 2006 calculations.

Income taxes

As we describe in note 23 to our audited consolidated financial statements, the most notable change following the 2007 Mexican Fiscal Reform is the introduction of the Impuesto Empresarial de Tasa Unica (IETU) which functions similar to an alternative minimum corporate income tax, except that any amounts paid are not creditable against future income tax payments. Mexican taxpayers are now subject to the higher of the IETU or the income tax liability computed under Mexican Income Tax Law. This new tax is calculated on a cash-flow basis and the rates for 2009 and 2010 will be 17.0% and 17.5%, respectively.

Based on our financial projections for our Mexican tax returns, we expect to pay corporate income tax in the future and do not expect to pay IETU, therefore we did not record deferred IETU. As such, the enactment of IETU did not impact our consolidated financial position or results of operations, as it only recognizes deferred income tax.

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

The statutory income tax rate in Mexico for 2008 and 2007 was 28% and for 2006 was 29%.

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

Derivative Financial Instruments

We are required to measure all derivative financial instruments at fair value and recognize them in the balance sheet as an asset or liability. Changes in the fair value of derivative financial instruments are recorded each year in net income or as a component of cumulative other comprehensive income, based on the type of hedging instrument and the ineffectiveness of the hedge. The fair values of derivative financial instruments are determined considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient reliable and verifiable data, recognized in the financial sector. We base our forward price curves upon market price quotations.

New Accounting Pronouncements

Under Mexican Financial Reporting Standards (Normas de Información Financiera, or NIF)

During 2008, the following new accounting standards were issued under Mexican Financial Reporting Standards, which we are required to implement as described below. Except as otherwise noted, we will adopt these standards as of January 1, 2009. We are in the process of determining the impact these new accounting standards on our financial reporting standards and results of operations, but we do not anticipate any significant impact except as may be described below.

•	NIF B-7, Adquisiciones de Negocios (Business Acquisitions)

NIF B-7 replaces Bulletin B-7, and establishes general rules for the initial recognition of net assets being acquired, non-controlling interests and other items, in each case as of the acquisition date. According to this standard, purchase and restructuring expenses resulting from an acquisition should not be accounted as part of the acquisition price because the expenses are not considered an amount being shared by the acquired business. In addition, this standard requires a company to recognize non-controlling interests in the acquiree entity at fair value as of the acquisition date. NIF B-7 is applicable only for future acquisitions.

•	NIF B-8, Estados Financieros Consolidados o Combinados (Consolidated or Combined Financial Statements)

NIF B-8 describes general rules for the preparation, presentation and disclosure of consolidated and combined financial statements. This standard (a) defines the term “Special-Purpose Entity” (“SPE”), establishes the cases in which an entity has control over an SPE, and determines when an entity should consolidate an SPE; (b) mandates the consideration of potential voting rights when determining the existence of control over an entity; and (c) replaces the term “majority interest” with “controlling interest” and “minority interest” with “non-controlling interest.” Additionally, NIF B-8 states that in certain circumstances, majority ownership may not be determinative of control and, accordingly, an analysis of the relevant facts and circumstances may be required. Although under NIF B-8, control is presumed to exist when a parent entity owns, directly or indirectly, more than half of the voting power of the controlled entity, in certain exceptional circumstances NIF B-8 provides that such ownership does not constitute control. NIF B-8 also describes certain situations in which a non-controlling interest-holder has sufficient rights or power to constitute control, such as: a) the power over more than 50 percent of the voting rights of the entity by virtue of an agreement with other investors; b) the power to govern the financial and operating policies of the controlled entity, either by agreement or under the constitutive documents of the controlled entity; c) the power to appoint or remove the majority of the board of directors, or equivalent governing body, where control rests in such body; or d) the power to cast a majority of votes at a meeting of the board of directors or equivalent governing body. We are currently in the process of determining the impact of NIF B-8 with respect to our consolidation of Coca-Cola FEMSA.

•	NIF C-7, Inversiones en Asociadas y Otras Inversions Permanentes (Investments in Affiliates and Other Permanent Investments)

NIF C-7 describes the accounting treatment for investments in affiliates and other permanent investments, which were previously governed by NIF B-8 (“Consolidated Financial Statements”). This standard requires an SPE to be recognized through the equity method of accounting, and requires potential voting rights to be considered when determining the existence of significant influence over an entity. In addition, this standard sets forth procedures and limits for the recognition of losses in an affiliated entity.

•	NIF C-8, Activos Intangibles (Intangible Assets)

NIF C-8 defines intangible assets as “non-monetary items” and expands the criteria for their identification. According to this standard, in order to be considered an intangible asset the asset must be separable, which means that its owner should be able to sell it, transfer it or use it. Additionally, this standard establishes that preoperative costs capitalized before 2003, must be recognized in retained earnings without restating prior years’ financial statements. These amounts should be presented as an accounting change in the consolidated financial statements.

•	NIF D-8, Pagos Basados en Acciones (Payments in Shares)

NIF D-8 establishes the recognition of payments in shares. When an entity purchases goods or pays for services with shares, the entity is required to recognize those goods or services at fair value and the corresponding increase in equity. Under this standard, if share-based payments cannot be settled with equity instruments, they must be settled using an indirect method considering NIF D-8 parameters.

New Accounting Pronouncements under U.S. Generally Accepted Accounting Principles (GAAP):

During 2008, the following new accounting standards were issued under U.S. GAAP, which we are required to implement as described below. Except as otherwise noted, we will adopt these standards as of January 1, 2009. We are in the process of determining the impact these new accounting standards on our financial reporting standards and results of operations, but we do not anticipate any significant impact unless it is described.

•	“Business Combinations,” an amendment of SFAS No. 141, or SFAS No. 141(R)

SFAS No.141 (a) requires a company to recognize acquired assets, assumed liabilities, and any non-controlling interest in the acquiree entity at fair value as of the acquisition date; and (b) requires the acquiring entity to expense all acquisition-related costs during the preacquisition period. SFAS No. 141(R) requires that any adjustments to an acquired entity’s deferred tax assets and liabilities that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective), otherwise SFAS No. 141(R) must be applied prospectively. Early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

•	“Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies,” an amendment of SFAS No. 141, or FSP SFAS No. 141(R)-1

This FASB Staff Position (FSP) amends and clarifies SFAS No. 141 (revised 2007), Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of SFAS No.5 Accounting for Contingencies if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in Statement 141(R). This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are in the process of determining the impact of adopting this new accounting principle on our consolidated financial position and results of operations.

•	“Non-controlling Interest in Consolidated Financial Statements,” or SFAS No. 160

SFAS No. 160 has the following effects on an entity’s financial statements: (a) amends ARB No. 51 to establish accounting and reporting standards for non-controlling interests in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent company’s ownership interest in a subsidiary that does not result in deconsolidation; (d) requires that a parent company recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the parent company and the interests of the non-controlling owners of a subsidiary. SFAS No. 160 must be applied prospectively and early adoption is prohibited. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are in the process of determining the impact of adopting this new accounting principle on our consolidated financial position and results of operations.

•	“Disclosures about Derivative Instruments and Hedging Activities – an Amendment of SFAS No. 133,” or SFAS No. 161

SFAS No. 161 makes changes to disclosure requirements with respect to derivative instruments and hedging activities. Companies are required to provide enhanced disclosures about (a) how and why the company uses derivative instruments (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedge items affect the company’s financial position, financial performance, and cash flows. SFAS No.161 is effective for financial statements issued for fiscal years and interim periods beginning on and after November 15, 2008, although early application is encouraged.

•	The “Hierarchy of Generally Accepted Accounting Principles,” or SFAS 162

SFAS 162 identifies the sources of accounting principles and the framework for the selection of the principles to be used in the preparation of the financial statements of non-governmental entities that are presented in conformity with GAAP in the United States. SFAS 162 is effective 60 days following the SEC’s approval.

•	“Accounting for Transfers of Financial Assets”- an Amendment of SFAS No. 140, or SFAS No. 166

SFAS No. 166 provides for the removal of the concept of a qualifying special-purpose entity from SFAS 140 and removes the exception from applying FIN 46R “Consolidation of Variable Interest Entities”, to qualifying special-purpose entities. It also clarifies that one objective of SFAS 140 is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. SFAS 166 modifies the financial-components approach used in SFAS 140 and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. SFAS 166 also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. SFAS 166 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are also required by SFAS 166. SFAS 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009.

•	“Amendments to FASB Interpretation FIN 46R”, or SFAS 167

SFAS 167 seeks to improve financial reporting by enterprises involved with variable interest entities. The FASB undertook this project to address (1) the effects on certain provisions of FIN 46R “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in SFAS 166 “Accounting for Transfers of Financial Assets”, and (2) constituent concerns about the application of certain key provisions of FIN 46R, including those in which the accounting and disclosures under FIN 46R do not always provide timely and useful information about an enterprise’s involvement in a variable interest. This Statement retains the scope of FIN 46R with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in SFAS 166. SFAS 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Earlier application is prohibited.

•	“Determination of the Useful Life of Intangible Assets,” or FSP SFAS 142-3

FSP SFAS 142-3 modifies the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142 (“Goodwill and Other Intangible Assets”). This standard seeks to achieve consistency between the useful life of a recognized intangible asset under SFASF 142 and the period of expected cash flow under SFAS 141 (revised 2007) (“Business Combinations”). The standard is to be applied prospectively to intangible assets acquired after its effective date. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008.

•	“Accounting for Defensive Intangible Assets,” or EITF 08-7

EITF 08-7 establishes that a defensive intangible asset should be accounted for as a separate accounting unit and that it should not be included in the cost of the acquiror’s existing intangible assets because it is separately identifiable. Additionally, a defensive intangible asset should be assigned a useful life that reflects the entity’s consumption of the expected benefits related to the asset. EITF 08-7 is effective for fiscal years beginning after December 15, 2008.

•	“Equity Method Investment Accounting Considerations,” or EITF 08-6

EITF 08-6 establishes that the equity method investment should be based on the cost accumulation model described in SFAS 141(R) for asset acquisition. The equity method investment should not separately test an investee’s underlying indefinite-lived intangible asset for impairment, and is must be recognized, other-than in the case of temporary impairments of an equity method investment in accordance with Opinion 18. EITF 08-6 is effective for fiscal years beginning after December 15, 2008.

Operating Results

The following table sets forth our consolidated income statement under Mexican Financial Reporting Standards for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,
	2008	2008		2007		2006
	(in millions of U.S. dollars and Mexican pesos)
Net sales	$12,086		Ps. 167,171		Ps. 147,069		Ps. 135,647
Other operating revenues	61		851		487		473

Total revenues	12,147		168,022		147,556		136,120
Cost of sales(1)	6,535		90,399		79,739		73,338

Gross profit	5,612		77,623		67,817		62,782
Operating expenses:
Administrative	689		9,531		9,121		8,873
Selling	3,283		45,408		38,960		35,272

Total operating expenses(1)	3,972		54,939		48,081		44,145

Income from operations(1)	1,640		22,684		19,736		18,637
Other expenses, net	(172)		(2,374)		(1,297)		(1,650)
Interest expense(1)	(356)		(4,930)		(4,721)		(4,469)
Interest income	43		598		769		792

Interest expense, net	(313)		(4,332)		(3,952)		(3,677)
Foreign exchange gain (loss), net	(122)		(1,694)		691		(217)
Gain on monetary position, net	47		657		1,639		1,488
Market value gain (loss) on ineffective portion of derivative financial instrument(1)	(105)		(1,456)		69		(113)
Integral result of financing	(493)		(6,825)		(1,553)		(2,519)

Income before income taxes	975		13,485		16,886		14,468
Income taxes	304		4,207		4,950		4,608

Consolidated net income	$671	Ps.	9,278	Ps.	11,936	Ps.	9,860

Net majority income	485		6,708		8,511		7,127
Net minority income	186		2,570		3,425		2,733
Consolidated net income	$671	Ps.	9,278	Ps.	11,936	Ps.	9,860

(1)	In 2008, Mexican Financial Reporting Standard NIF D-3 (“Employee’s Benefits”) allows the presentation of financial expenses from labor liabilities as part of the integral result of financing. Accordingly, information for prior years has been reclassified for comparability purposes.

The following table sets forth certain operating results by reportable segment under Mexican Financial Reporting Standards for each of our segments for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31
				Percentage Growth
	2008	2007	2006	2008 vs. 2007		2007 vs. 2006
	(in millions of Mexican pesos at December 31, 2008, except for percentages)
Net sales
Coca-Cola FEMSA	82,468	68,969	Ps. 63,820	19.6%		8.1%
FEMSA Cerveza	41,966	39,284	37,680	6.8%		4.2%
FEMSA Comercio	47,146	42,103	36,835	12.0%		14.3%
Total revenues
Coca-Cola FEMSA	82,976	69,251	64,046	19.8%		8.1%
FEMSA Cerveza	42,385	39,566	37,919	7.1%		4.3%
FEMSA Comercio	47,146	42,103	36,835	12.0%		14.3%
Cost of sales(1)
Coca-Cola FEMSA	43,895	35,876	33,740	22.4%		6.3%
FEMSA Cerveza	19,540	17,833	16,473	9.6%		8.3%
FEMSA Comercio	32,565	30,301	26,839	7.5%		12.9%
Gross profit(1)
Coca-Cola FEMSA	39,081	33,375	30,306	17.1%		10.1%
FEMSA Cerveza	22,845	21,733	21,446	5.1%		1.3%
FEMSA Comercio	14,581	11,802	9,996	23.5%		18.1%
Income from operations(1)
Coca-Cola FEMSA	13,695	11,486	10,293	19.2%		11.6%
FEMSA Cerveza	5,394	5,497	6,210	(1.9)%		(11.5)%
FEMSA Comercio	3,077	2,320	1,667	32.6%		39.2%
Depreciation(2)
Coca-Cola FEMSA	3,036	2,637	2,595	15.1%		1.6%
FEMSA Cerveza	1,748	1,637	1,818	6.8%		(10.0)%
FEMSA Comercio	663	543	431	22.1%		26.0%
Gross margin(3)
Coca-Cola FEMSA	47.1%	48.2%	47.3%	(1.1	)p.p.(4)	0.9	p.p.
FEMSA Cerveza	53.9%	54.9%	56.6%	(1.0	)p.p.	(1.7	)p.p.
FEMSA Comercio	30.9%	28.0%	27.1%	2.9	p.p.	0.9	p.p.
Operating margin(5)
Coca-Cola FEMSA	16.5%	16.6%	16.1%	(0.1	)p.p.	0.5	p.p.
FEMSA Cerveza	12.7%	13.9%	16.4%	(1.2	)p.p.	(2.5	)p.p.
FEMSA Comercio	6.5%	5.5%	4.5%	1.0	p.p.	1.0	p.p.

(1)	Includes reclassification of financial expense from labor liabilities. See “Item 3. Key Information—Selected Consolidated Financial Data.”

(2)	Includes breakage of bottles.

(3)	Gross margin is calculated with reference to total revenues.

(4)	As used herein, p.p. refers to a percentage point increase (or decrease), contrasted with a straight percentage increase (or decrease).

(5)	Operating margin is calculated with reference to total revenues.

Results of Operations for Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

FEMSA Consolidated

Total Revenues

Our consolidated total revenues increased 13.9% to Ps. 168,022 million in 2008 compared to Ps. 147,556 million in 2007. All of our operations—soft drinks, beer and retail—contributed positively to this revenue growth. Coca-Cola FEMSA’s total revenues increased 19.8% to Ps. 82,976 million, driven by a 12.5% higher average price per unit case and a volume growth of 5.8% as compared to 2007, from 2,120.8 million unit cases in 2007 to 2,242.8 million unit cases in 2008. FEMSA Comercio’s revenues increased 12.0% to Ps. 47,146 million. The net opening of 811 new stores combined with stable same store sales drove this revenue growth. Total revenues at FEMSA Cerveza increased 7.1% compared to 2007 to Ps. 42,385 million, mainly driven by a higher average price per hectoliter, primarily in Mexico, and volume increases in our three main markets, Mexico, the U.S., and Brazil.

Gross Profit

Consolidated cost of sales increased 13.4% to Ps. 90,399 million in 2008 compared to Ps. 79,739 million in 2007. Approximately 75.2% of this increase came from Coca-Cola FEMSA as a result of cost pressures from the depreciation of local currencies against the U.S. dollar in its main operations as applied to its dollar-denominated raw material costs, as well its integration of the Jugos del Valle line of business in Mexico, which carries a higher cost of sales. FEMSA Comercio accounted for 21.2% of this increase as a result of its rapid pace of store expansion.

Consolidated gross profit increased 14.5% to Ps. 77,623 million in 2008 compared to Ps. 67,817 million in 2007 due to gross profit increases in all of our operations. Gross margin improved by 0.2 percentage points as compared to 2007, from 46.0% of consolidated total revenues in 2007 to 46.2% in 2008. Gross margin improvement at FEMSA Comercio more than offset raw material prices pressure at FEMSA Cerveza and Coca-Cola FEMSA, and helped offset the depreciation of local currencies against the U.S. dollar as applied to our U.S. dollar-denominated costs, resulting in a net overall gross margin improvement.

Income from Operations

Consolidated operating expenses increased 14.3% to Ps. 54,939 million in 2008 compared to Ps. 48,081 million in 2007. Approximately 50% of this increase resulted from additional operating expenses at Coca-Cola FEMSA in connection with the integration of new operations in Brazil, together with incremental expenses in its Latincentro division due to higher labor costs. FEMSA Comercio accounted for 30% of the increase, resulting from the accelerated store expansion. FEMSA Cerveza accounted for the balance. As a percentage of total revenues, consolidated operating expenses remained stable at 32.7% in 2008 compared with 32.6% in 2007.

Consolidated administrative expenses increased 4.5% to Ps. 9,531 million in 2008 compared to Ps. 9,121 million in 2007. However, as a percentage of total revenues, consolidated administrative expenses decreased 0.5 percentage points to 5.7% in 2008 compared with 6.2% in 2007, due to operating leverage driven by higher revenues achieved in all of our operations.

Consolidated selling expenses increased 16.6% to Ps. 45,408 million in 2008 as compared to Ps. 38,960 million in 2007. Approximately 49% of this increase came from Coca-Cola FEMSA, while 30% came from FEMSA Comercio and the remainder of the balance from FEMSA Cerveza. As a percentage of total revenues, selling expenses increased 0.6 percentage points to 27.0% in 2008 compared to 26.4% in 2007.

We incur various expenses related to the distribution of our products that are accounted for in our selling expenses. During 2008 and 2007, our distribution costs amounted to Ps. 12,135 million and Ps. 10,601 million, respectively.

Consolidated income from operations increased 14.9% to Ps. 22,684 million in 2008 compared to Ps. 19,736 million in 2007, driven by the results at Coca-Cola FEMSA and FEMSA Comercio, which more than offset the decrease at FEMSA Cerveza. Consolidated operating margin increased 0.1 percentage points from 2007 levels to 13.5% as a percentage of 2008 consolidated total revenues. Operating margin improvements at FEMSA Comercio combined with a stable margin at Coca-Cola FEMSA, offset the margin pressure at FEMSA Cerveza, which was driven by higher raw material costs and operating expenses.

Some of our subsidiaries pay management fees to us in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Coca-Cola FEMSA

Total Revenues

Coca-Cola FEMSA total revenues increased 19.8% to Ps. 82,976 million in 2008, compared to Ps. 69,251 million in 2007, as a result of growth in all of its divisions. Growth in Coca-Cola FEMSA’s Latincentro division was mainly driven by incremental pricing, growth in its Mexico division was mainly driven by incremental volume and growth in its Mercosur division was mainly driven by the integration of REMIL. The Latincentro division, including Venezuela, accounted for more than 45% of Coca-Cola FEMSA’s revenue growth. The Mexico and Mercosur divisions, excluding the effect of the REMIL acquisition in Brazil, represented close to 30% of incremental revenue growth. REMIL contributed more than 20% of incremental revenues and a positive net foreign exchange gain derived from translating local currencies from the countries in which Coca-Cola FEMSA operates into Mexican pesos (which we refer to as a “translation effect”) represented most of the balance.

Consolidated average price per unit case increased 12.5%, reaching Ps. 35.93 in 2008 as compared to Ps. 31.95 in 2007. Price increases implemented in most of Coca-Cola FEMSA’s territories and the addition of the Jugos del Valle line of business, which carries higher average prices per unit case, accounted for this growth.

Consolidated total sales volume reached 2,242.8 million unit cases in 2008, compared to 2,120.8 million unit cases in 2007, an increase of 5.8%. Excluding REMIL, total sales volume increased 2.6% to reach 2,176.7 million unit cases. Coca-Cola FEMSA’s water business, mainly driven by the bulk water business in Mexico, and still beverages, mainly driven by the introduction of Jugos del Valle and the new products derived from that line of business, accounted for approximately 80% of these increases in sales volume. Sparkling beverage sales, mainly driven by the Coca-Cola brand and the strong performance of Coca-Cola Zero outside of Mexico represented the balance.

Gross Profit

Coca-Cola FEMSA cost of sales increased 22.4% to Ps. 43,895 million in 2008 compared to Ps. 35,876 million in 2007, as a result of cost pressures related to the devaluation of local currencies in most of Coca-Cola FEMSA’s operations as applied to its U.S. dollar-denominated raw material costs. The integration of REMIL and lower profitability from the Jugos del Valle line of business in Mexico, which was expected in 2008 because of the Jugos del Valle agreement to retain profits at the joint venture company in 2008 for reinvestment, also contributed to this increase. Gross profit increased 17.1% to Ps. 39,081 million in 2008 compared to 2007, driven by a 40.8% increase in its Mercosur division, a 27.6% increase in its Latincentro division, including Venezuela, and a 1.8% increase in its Mexico division. In spite of this increase in gross profit, gross margin decreased 1.1 percentage points to 47.1% in 2008.

Cost of sales includes raw materials, in particular concentrate and sweeteners, packaging materials, depreciation expenses attributable to production facilities, wages and other employment expenses associated with the labor force employed at production facilities, as well as certain overhead expenses. Concentrate prices are determined as a percentage of the retail price of products in the local currency, net of applicable taxes. Packaging materials, mainly PET and aluminum, and high fructose corn syrup, used as sweetener in some countries, are denominated in U.S. dollars.

Income from operations

Operating expenses in absolute terms increased 16.0% compared to 2007 to Ps. 25,386 million, mainly as a result of salary increases in excess of inflation in some of the countries in which Coca-Cola FEMSA operates and higher operating expenses in the Mercosur division, mainly due to the integration of REMIL, that were partially offset by lower marketing investment in some of its operations. As a percentage of sales, operating expenses declined from 31.6% in 2007 to 30.6% in 2008, as a result of higher revenue growth that compensated for higher operating expenses.

Income from operations increased 19.2% to Ps. 13,695 million in 2008, as compared to Ps. 11,486 million in 2007. Coca-Cola FEMSA’s Mercosur and Latincentro divisions, including Venezuela, each accounted for more than 40% of this increase. Operating margin remained almost flat at 16.5% in 2008 compared to 16.6% in 2007.

FEMSA Cerveza

Total Revenues

FEMSA Cerveza total revenues increased 7.1% to Ps. 42,385 million in 2008 as compared to Ps. 39,566 million in 2007. Beer sales increased 7.0% to Ps. 39,014 million in 2008 compared to Ps. 36,457 million in 2007 and represented 92.0% of total revenues in 2008. Sales from FEMSA Cerveza’s packaging division accounted for 8% of total revenues. Higher average prices per hectoliter accounted for approximately 55 percent of total revenue growth, while incremental volumes were approximately 36 percent. The balance came from other revenues. Mexico beer revenues represented 68.9% of total revenues in 2008 compared to 68.8% in 2007. Brazil beer revenues represented 14.6% of total revenues in 2008, down slightly from 14.9% in 2007. Export beer revenues remained almost flat at 8.5% of total revenues in 2008, compared to 8.4% in 2007.

Mexico sales volume increased 1.6% to 27.393 million hectoliters in 2008. This increase was mainly driven by the Tecate and Indio brand families throughout the country together with the successful introduction of line extensions such as Sol Limón y Sal. Mexico price per hectoliter increased 5.7% to Ps. 1,066.8 in 2008, as a result of incremental volumes brought under FEMSA Cerveza’s own distribution network, which for the year stands at 90% of its total domestic volume. Price increases implemented during the year also contributed to this effect.

Brazil sales volume increased 3.9% to 10.181 million hectoliters in 2008 compared to 9.795 million hectoliters in 2007, outpacing the growth of the Brazilian beer industry. During the year, FEMSA Cerveza’s Sol, Kaiser and Bavaria brands accounted for most of the growth. Average price per hectoliter in Brazil increased 0.8% over 2007 in Mexican peso terms to Ps. 607.2 in 2008. In Brazilian real terms, average price per hectoliter increased 2.0% percent, reflecting price increases implemented late in the year.

Export sales volumes increased 9.3% in 2008 compared to 2007 reaching 3.479 million hectoliters compared to 3.183 million hectoliters in 2007, primarily driven by increased demand for FEMSA Cerveza’s Dos Equis and Tecate brands in the U.S. and for its Sol brand in other key markets. Export price per hectoliter in Mexican pesos decreased 1.1% compared to 2007 to Ps. 1,037.0 in 2008. In U.S. dollar terms, price per hectoliter improved by 0.2% to $94.0 U.S., due to moderate price increases implemented during the year, which more than offset changes in packaging mix.

Gross Profit

Cost of sales increased 9.6% to Ps. 19,540 million in 2008 compared to Ps. 17,833 million in 2007, ahead of the 7.1% total revenue growth in the year. This increase was mainly driven by higher raw material costs, particularly for aluminum and grains, the Mexican peso depreciation of 25% as applied to its U.S. dollar-denominated costs and to a lesser extent the 2.8% total volume growth, which more than offset operating efficiencies achieved during the year. Gross profit reached Ps. 22,845 million in 2008, an increase of 5.1% as compared to Ps. 21,733 million in 2007. Gross margin decreased 1.0 percentage points from 54.9% in 2007 to 53.9% in 2008.

Income from operations

Operating expenses increased 7.5% to Ps. 17,451 million in 2008 compared to Ps. 16,236 million in 2007. However, as percentage of total revenues, operating expenses remained almost flat at 41.2% as compared to 41.0% in 2007. Administrative expenses decreased 4.7% to Ps. 4,093 million in 2008 compared to Ps. 4,295 million in 2007 due to expense rationalization together with a decline in capitalized investments in the ERP system, which have been fully amortized. Selling expenses increased 11.9% to Ps. 13,358 million in 2008 as compared to Ps. 11,941 million in 2007, mainly due to continuous marketing investment in channel development and brand-building activities behind Sol and Tecate in Mexico as well as for Dos Equis and Tecate in the U.S. and for Kaiser and Sol in Brazil. The increase also resulted from incremental volumes that we brought under FEMSA Cerveza’s direct distribution network. Income from operations decreased 1.9% to Ps. 5,394 million in 2008, to 12.7% of consolidated total revenues, reflecting mainly the decline in gross margin.

FEMSA Comercio

Total Revenues

FEMSA Comercio total revenues increased 12.0% to Ps. 47,146 million in 2008 compared to Ps. 42,103 million in 2007, primarily as a result of the opening of 811 net new stores during 2008 together with stable same-store sales. As of December 31, 2008, there were a total of 6,374 stores in Mexico. FEMSA Comercio same-store sales were virtually flat, up an average of 0.4% compared to 2007. A 13.0% increase in store traffic, which was driven by a broader mix of products and services, more than offset a decrease of 11.2% in average customer ticket. During the year, store traffic and ticket dynamics reflect the mix shift from prepaid wireless phone cards to the sale of electronic air-time, for which only the margin is recorded, not the full amount of revenues coming from the air-time recharge.

Gross Profit

Cost of sales increased 7.5% to Ps. 32,565 million in 2008, below total revenue growth, compared with Ps. 30,301 million in 2007. As a result, gross profit reached Ps. 14,581 million in 2008, which represented a 23.5% increase from 2007. Gross margin expanded 2.9 percentage points to reach 30.9% of total revenues. A significant portion of this improvement resulted from the shift towards electronic air-time recharges as described above. The balance came from growth in higher-margin categories such as ready-to-drink coffee and alternative beverages, among others, as well as better pricing strategies and improved commercial terms with supplier partners.

Income from operations

Operating expenses increased 21.3% to Ps. 11,504 million in 2008 compared with Ps. 9,482 million in 2007. Administrative expenses increased 10.9% to Ps. 833 million in 2008 compared with Ps. 751 million in 2007, however, as percentage of sales remained stable at 1.8%. Selling expenses increased 22.2% to Ps. 10,671 in 2008 compared with Ps. 8,731 million in 2007, mainly driven by higher energy costs at the store level and expenses related to the strengthening of FEMSA Comercio´s organizational structure, in accordance with management plans. Income from operations increased 32.6% to Ps. 3,077 million in 2008 compared with Ps. 2,320 million in 2007, resulting in an operating margin expansion of 1.0 percentage point to 6.5% as a percentage of total revenues for the year, compared with 5.5% in 2007. This all-time high operating margin was driven by gross margin expansion which more than offset the increase in operating expenses.

FEMSA Consolidated—Net Income

Integral Result of Financing

Net interest expense reached Ps. 4,332 million in 2008 compared with Ps. 3,952 million in 2007, mainly driven by higher interest expense derived from an increase in our average total debt rate during the year.

Foreign exchange recorded a loss of Ps. 1,694 million in 2008 from a gain of Ps. 691 million in 2007, due to the depreciation of the local currencies in our markets against the U.S. dollar, as applied to our U.S. dollar-denominated liability position.

Monetary position amounted to a lower gain of Ps. 657 million in 2008 compared to Ps. 1,639 million in 2007, reflecting changes in Mexican Financial Reporting Standards, as inflationary adjustments are no longer applied to the vast majority of our liability positions.

The market value of the ineffective portion of our derivative financial instruments reflects a shift to a loss of Ps. 1,456 million in 2008 from a gain of Ps. 69 million in 2007, driven by the recognition of mark-to-market losses in our U.S. dollar cross currency swaps and to a lesser extent, the unwinding of certain commodity hedges that do not meet hedging criteria for accounting purposes.

Other Expenses

Other expenses include employee profit sharing (PTU), impairment of long-lived assets, contingencies, severance payments derived from restructuring programs, participation in affiliated companies, gains or losses on sales of fixed assets, and all other non-recurring expenses related to activities, other than our main activities, that are not recognized as part of the integral result of financing. During 2008, other expenses increased to Ps. 2,374 million from Ps. 1,297 million in 2007, driven mainly by increases in employee profit sharing expenses and in impairment charges of long-lived assets, together with strategic restructuring programs mainly at Coca-Cola FEMSA during 2008.

Taxes

The accounting provision for income taxes in 2008 was Ps. 4,207 million compared to Ps. 4,950 million in 2007, resulting in an effective tax rate of 31.2% in 2008 compared with 29.3% in 2007.

Net Income

Net income decreased 22.3% to Ps. 9,278 million in 2008 compared to Ps. 11,936 million in 2007. This decline resulted from our higher integral result of financing due to the factors mentioned above, which more than offset operating income growth.

Net majority income amounted to Ps. 6,708 million in 2008 compared to Ps. 8,511 million in 2007, a decline of 21.2%. Net majority income in 2008 per one FEMSA Unit was Ps. 1.87 ($1.36 per ADS).

Results of Operations for Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

FEMSA Consolidated

Total Revenues

FEMSA’s consolidated total revenues increased 8.4% to Ps. 147,556 million in 2007 compared to Ps. 136,120 million in 2006. All of FEMSA’s operations—soft drinks, beer and retail—contributed positively to this revenue growth. FEMSA Comercio’s revenues increased 14.3% to Ps. 42,103 million, due to the 716 net new stores opened during the year and the 3.3% growth in same stores sales. Coca-Cola FEMSA’s total revenues increased 8.1% to Ps. 69,251 million, mainly due to strong volume growth of 6.1% as compared to 2006 from 2,120.8 million unit cases in 2007 to 1,998.1 million unit cases in 2006 and an average price per unit case increase of 1.2%. Total revenues at FEMSA Cerveza increased 4.3% over 2006 to Ps. 39,566 million, driven by higher volumes that more than offset the slight decline in average price per hectoliter in real terms and the decline in lower third-party packaging revenues as our internal demand for packaging increased as opposed to third-party sales.

Gross Profit

Consolidated cost of sales increased 8.7% to Ps. 79,739 million in 2007 compared to Ps. 73,338 million in 2006. Approximately 53.8% of this increase resulted from FEMSA Comercio and its rapid pace of store expansion. Coca-Cola FEMSA accounted for 33.4% of this increase and FEMSA Cerveza accounted for 21.3%.

Consolidated gross profit increased 8.0% to Ps. 67,817 million in 2007 compared to Ps. 62,782 million in 2006 due to increases in all of our operations. Gross margin decreased 0.2 percentage points as compared to 2006, from 46.1% of consolidated total revenues in 2006 to 45.9% in 2007. Gross margin improvements at Coca-Cola FEMSA and FEMSA Comercio partially offset raw material pressure at FEMSA Cerveza, resulting in a slight gross margin decrease.

Income from Operations

Consolidated operating expenses increased 8.9% to Ps. 48,081 million in 2007 compared to Ps. 44,145 million in 2006. Approximately 48% of this increase was driven by additional operating expenses in all of Coca-Cola FEMSA’s operations, especially in Venezuela, Brazil and Mexico, which together accounted for 75.6% of the incremental expense. As a percentage of total revenues, consolidated operating expenses remained stable at 32.6% in 2007 compared with 32.5% in 2006.

Consolidated administrative expenses increased 2.8% to Ps. 9,121 million in 2007 compared to Ps. 8,873 million in 2006. However, as a percentage of total revenues, consolidated administrative expenses decreased 0.3 percentage points to 6.2% in 2007 compared with 6.5% in 2006 due to operating leverage driven by higher revenues achieved in all of FEMSA’s operations.

Consolidated selling expenses increased 10.4% to Ps. 38,960 million in 2007 as compared to Ps. 35,272 million in 2006. Approximately 45.2% of this increase was due to Coca-Cola FEMSA and 31.5% to FEMSA Comercio’s rapid rate of growth. As a percentage of total revenues, selling expenses increased 0.5 percentage points to 26.4% in 2007 compared to 25.9% in 2006.

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

Consolidated income from operations increased 5.9% to Ps. 19,736 million in 2007 as compared to Ps. 18,637 million in 2006, driven by the results of Coca-Cola FEMSA and FEMSA Comercio, which more than offset the decrease at FEMSA Cerveza. Consolidated operating margin decreased 0.3 percentage points from 2006 levels to 13.4% of consolidated total revenues in 2007. The decrease in operating margin was primarily attributable to a margin contraction at FEMSA Cerveza driven by higher raw material prices and operating expenses and the increased contribution of FEMSA Comercio, which has a lower margin than our core operations.

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

Consolidated average price per unit case increased 1.2% in real terms, reaching Ps. 31.95 in 2007 as compared to Ps. 31.56 in 2006. Average price increases in most of our territories, partially offset lower average prices in Mexico.

Gross Profit

Cost of sales in absolute terms increased 6.3% to Ps. 35,876 million in 2007 compared to Ps. 33,740 million in 2006. Gross profit increased 10.1% to Ps. 33,375 million in 2007, as compared to the previous year, mainly driven by incremental revenues across all of our territories and higher fixed-cost absorption. Gross margin increased to 48.2% in 2007 from 47.3% in 2006, driven by revenue growth, which more than compensated for higher sweetener costs in Mexico.

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

Income from operations

Operating expenses in absolute terms increased 9.3% year over year to Ps. 21,889 million, mainly as a result of (1) salary increases ahead of inflation in some of the countries in which we operate, (2) higher operating expenses due to increases in maintenance expenses and freight costs in some territories and (3) higher marketing investment in our major operations in connection with several initiatives intended to reinforce our presence in the market and build brand equity. As a percentage of total revenues, operating expenses increased from 31.3% in 2006 to 31.6% in 2007.

Income from operations increased 11.6% to Ps. 11,486 million in 2007, as compared to Ps. 10,293 million in 2006. Brazil, Colombia and Venezuela accounted for the majority of the incremental growth and more than offset a slight income from operations decline in Mexico. Operating margin increased 0.5 percentage points to reach 16.6% of total revenues in 2007, mainly driven by the improved operating leverage that resulted from higher revenues.

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

Gross Profit

Cost of sales increased 8.3% to Ps. 17,883 million in 2007 compared to Ps. 16,473 million in 2006, mainly driven by 5.9% total volume growth, higher raw material prices, particularly aluminum and grains, and incremental volumes coming from non-returnable presentations. Gross profit reached Ps. 21,733 million in 2007 an increase of 1.3% as compared to Ps. 21,446 million in 2006. Gross margin decreased 1.7 percentage points from 56.6% in 2006 to 54.9% in 2007.

Income from operations

Operating expenses increased 6.6% to Ps. 16,236 million in 2007 compared to Ps. 15,236 million in 2006. Administrative expenses slightly increased 1.3% to Ps. 4,295 million in 2007 compared to Ps. 4,238 million in 2006. Selling expenses increased 8.6% to Ps. 11,941 million in 2007 as compared to Ps. 10,998 million in 2006, mainly due to continued investment in channel development and brand-building activities for Sol and Tecate in Mexico as well as for Dos Equis and Tecate in the U.S. and stepped-up marketing activities in Brazil in connection with our Sol and Kaiser brands. Income from operations decreased 11.5% to Ps. 5,497 million in 2007, to 13.9% of consolidated total revenues.

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

Income from operations

Operating expenses increased 13.9% to Ps. 9,482 million in 2007 compared with Ps. 8,329 million in 2006. Administrative expenses decreased 0.4% to Ps. 751 million in 2007 compared with Ps. 754 million in 2006 primarily as our initial capitalized investments in the Oracle ERP system have been fully amortized, and due to a lesser extent to broad expense-containment initiatives. Selling expenses as a percentage of total revenues remained stable at 20.7% in 2007, an increase of 15.3% in 2007 compared with Ps. 7,575 million in 2006. Income from operations increased 39.2% to Ps. 2,320 million in 2007 compared with Ps. 1,667 million in 2006, resulting in an operating margin expansion of 1.0 percentage point to 5.5% as a percentage of total revenues for the year, compared with 4.5% in 2006. This margin expansion was driven by gross margin expansion and by better fixed-expense absorption resulting from higher revenues.

FEMSA Consolidated—Net Income

Integral Result of Financing

Net interest expense reached Ps. 3,952 million in 2007 compared with Ps. 3,677 million in 2006 mainly driven by higher interest expense derived from an increase in average total debt during the year. Foreign exchange (loss/gain) amounted to a gain of Ps. 691 million in 2007 compared with a loss of Ps. 217 million in 2006. This gain resulted due to appreciation of the Mexican peso and the Brazilian reais as applied to our U.S. dollar-denominated debt position in 2007.

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

Liquidity and Capital Resources

Liquidity

Each of our sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2008, 71.3% of our outstanding consolidated indebtedness was at the level of our sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, we expect to continue to finance our operations and capital requirements primarily at the level of our sub-holding companies. Nonetheless, we may decide to incur indebtedness at our holding company in the future to finance the operations and capital requirements of our subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, we depend on dividends and other distributions from our subsidiaries to service our indebtedness.

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

In 2008, we adopted NIF B-2 (“Statement of Cash Flows”) pursuant to which we present cash inflows and outflows in nominal currency for the year ended December 31, 2008. NIF B-2 replaces the statement of changes in financial position, which we still present for the years ended December 31, 2007 and 2006, and which includes inflation effects and unrealized foreign exchange effects. The application of NIF B-2 is prospective, and therefore the cash flow statement for the year ended December 31, 2008 is not comparable to the statements of changes in financial position for the years ended December 31, 2007 and 2006.

The following is a summary of the principal uses of cash for the year ended December 31, 2008, from our consolidated statement of cash flows:

Principal Sources and Uses of Cash

Year ended December 31, 2008

(in millions of Mexican pesos)

	2008
Net cash flows provided by operating activities	Ps.	23,064
Net cash flows used in investing activities(1)		(18,060)
Net cash flows used in financing activities(2)		(6,160)
Dividends paid		(2,065)

(1)	Includes property, plant and equipment, investment in shares and other assets.

(2)	Includes dividends declared and paid.

The following table summarizes the sources and uses of cash for the years in the period ended December 31, 2007 and 2006, from our consolidated statements of changes in financial position:

Principal Sources and Uses of Cash

Years ended December 31, 2007 and 2006(1)

(in millions of Mexican pesos)

	2007		2006
Net resources generated by operating activities	Ps.	18,022	Ps.	16,934
Net resources used in investing activities(2)		(12,437)		(15,809)
Net resources used in financing activities(3)		(3,901)		(1,679)
Dividends declared and paid		(1,909)		(1,459)

(1)	Expressed in millions of Mexican pesos as of December 31, 2007.

(2)	Includes property, plant and equipment, investment in shares and other assets.

(3)	Includes dividends declared and paid.

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

We have financed significant acquisitions, principally Coca-Cola FEMSA’s acquisition of Coca-Cola Buenos Aires in 1994 and its acquisition of Panamco in May 2003 and our acquisition of the 30% interest in FEMSA Cerveza owned by affiliates of InBev in August 2004, capital expenditures and other capital requirements that could not be financed with cash from operations by incurring long-term indebtedness and through the issuance of equity.

Our consolidated total indebtedness as of December 31, 2008 was Ps. 43,858 million compared to Ps. 40,029 million as of December 31, 2007. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 11,648 million and Ps. 32,210 million, respectively, as of December 31, 2008, as compared to Ps. 9,364 million and Ps. 30,665 million, respectively, as of December 31, 2007. Cash and cash equivalents were Ps. 9,110 million as of December 31, 2008, as compared to Ps. 10,456 million as of December 31, 2007.

We believe that our sources of liquidity as of December 31, 2008 were adequate for the conduct of our sub-holding companies’ businesses and that we will have sufficient funds available to meet our expenditure demands and financing needs in 2009 and in the following years.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2008.

	Maturity
	Less than 1 year		1 - 3 years		3 - 5 years		In excess of 5 years		Total
	(in millions of Mexican pesos)
Long-Term Debt
Mexican pesos(1)	Ps.	1,909	Ps.	7,325	Ps.	13,232	Ps.	6,909	Ps.	29,375
U.S. dollars		3,808		96		3,031		—		6,935
Brazilian reais(2)		72		—		—		—		72
Colombian Pesos		—		905		—		—		905
Capital Leases
U.S. dollars		11		15		—		—		26
Interest payments(3)
Mexican pesos		2,332		4,012		2,486		1,084		9,914
U.S. dollars		417		287		208		—		912
Colombian Pesos		140		140		—		—		280
Brazilian reais		3		—		—		—		3
Interest rate swaps and cross currency swaps(4)
Mexican pesos		420		782		536		611		2,349
Brazilian reais(2)		14		—		—		—		14
Operating leases
Mexican pesos		1,458		2,673		2,336		6,403		12,870
U.S. dollars		1,140		161		99		206		1,606
Brazilian reais		74		98		—		—		172
Commodity price contracts
U.S. dollars		4,185		4,145		425		—		8,755
Purchase obligations		464		—		—		—		464
Expected benefits to be paid for pension plans, seniority premiums, post-retirement medical benefits and severance indemnities		712		1,014		963		2,694		5,383
Other long-term liabilities(5)		203		406		203		5,743		6,555

(1)	Includes the effect of a cross currency swap, pursuant to which US$ 230.8 million denominated in U.S. dollars long-term debt is swapped for Mexican pesos in the amount of Ps. 2,429 million.

(2)	Includes the effect of a cross currency swap, pursuant to which ¥ 777 million of denominated in Japanese yen long-term debt is swapped for Brazilian reais, in the amount of Ps. 120 million.

(3)	Interest was calculated using long-term debt as of and interest rate amounts in effect on December 31, 2008 without considering interest rate swaps agreements. The debt and applicable interest rates in effect are shown in note 17 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 13.5383 per U.S. dollar, the exchange rate quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2008.

(4)	Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the difference between the interest rate swaps and cross currency swaps and the nominal interest rates contracted to long-term debt as of December 31, 2008.

(5)	Other long-term liabilities includes contingent liabilities, derivative financial instruments and others. Other long-term liabilities additionally reflects those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

As of December 31, 2008, Ps. 11,648 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).

As of December 31, 2008, our consolidated average cost of borrowing, after giving effect to the cross currency and interest rate swaps, was approximately 9.4%, an increase of 0.7 percentage points compared to 8.7% in 2007. As of December 31, 2008, after giving effect to cross currency swaps, 77.0% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 16.1% in U.S. dollars, 3.9% in Colombian pesos, 1.9% in Argentine pesos, 0.9% in Venezuelan bolívares fuertes, and the remaining 0.2% in Brazilian reais.

Overview of Debt Instruments

The following table shows the allocations of total debt of our company as of December 31, 2008:

	Total Debt Profile of the Company
	FEMSA and others		Coca-Cola FEMSA		FEMSA Cerveza		FEMSA Comercio	Total Debt
	(in millions of constant Mexican pesos)
Short-term Debt
Mexican pesos:
Bank loans		1,925		—		1,895	—		3,820
Argentine pesos:
Bank loans		—		816		—	—		816
Colombian pesos
Bank loans		—		798		—	—		798
Venezuelan bolívares fuertes:
Bank loans		—		365		—	—		365
Long-term Debt(1)
Mexican pesos:
Notes(2)		6,250		4,500		—	—		10,750
Bank loans(3)		1,712		4,550		7,242	—		13,504
Units of Investment (UDI)		2,692		—		—	—		2,692
U.S. dollars:
Yankee bond		—		3,606		—	—		3,606
Bank loans		—		2,977		3,478	—		6,455
Leasing		—		26		—	—		26
Colombian pesos:
Bank Loans		—		905		—	—		905
Brazilian reais(4):
Bank Loans		—		—		121	—		121
Total	Ps.	12,579	Ps.	18,543	Ps.	12,736	—	Ps.	43,858
Average Cost(5)
Mexican pesos		10.0%		9.0%		9.4%	—		9.5%
U.S. dollars		—		5.5%		4.2%	—		5.4%
Argentine pesos		—		19.6%		—	—		19.6%
Venezuelan bolívares fuertes		—		22.2%		—	—		22.2%
Brazilian reais		—		—		14.4%	—		14.3%
Colombian pesos		—		15.2%		—	—		15.2%
TOTAL		10.0%		9.1%		9.3%	—		9.4%

(1)	Includes the Ps. 5,849 million current portion of long-term debt.

(2)	Includes Ps. 1,250 million from “FEMSA and others” guaranteed by FEMSA Cerveza.

(3)	Amount from “FEMSA and others” is guaranteed by FEMSA Comercio.

(4)	Includes the effect of cross currency swaps in the amount of Ps. 120 million from Japanese yen to Brazilian reais.

(5)	Includes the effect of cross currency and interest rate swaps.

Restrictions Imposed by Debt Instruments

Generally, the covenants contained in the credit agreements and other instruments governing indebtedness entered into by us or our sub-holding companies include limitations on the incurrence of any additional debt based on debt service coverage ratios or leverage tests. These credit agreements also generally include restrictive covenants applicable to us, our sub-holding companies and their subsidiaries. There are no cross-guarantees between sub-holding companies, and we have not provided guarantees with respect to any of the debt obligations of our sub-holding companies. FEMSA’s obligation of Ps. 1,250 million under its certificados bursátiles is guaranteed by FEMSA Cerveza. Additionally, FEMSA’s obligation of Ps. 1,712 million is guaranteed by FEMSA Comercio. Certain of our financing instruments mentioned above are subject to either acceleration or repurchase at the lender’s or holder’s option if, in the case of FEMSA, the persons exercising control over FEMSA no longer exercise such control and, in the case of FEMSA Cerveza, FEMSA ceases to control FEMSA Cerveza.

We are in compliance with all of our restrictive covenants as of December 31, 2008. A significant and prolonged deterioration in our consolidated results of operations could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Summary of Debt

The following is a summary of our indebtedness by sub-holding company and for FEMSA as of December 31, 2008:

•

Coca-Cola FEMSA. Coca-Cola FEMSA’s total indebtedness was Ps. 18,543 million as of December 31, 2008, as compared to Ps. 18,904 million as of December 31, 2007. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 6,095 million and Ps. 12,448 million, respectively, as of December 31, 2008, as compared to Ps. 4,809 million and Ps. 14,095 million, respectively, as of December 31, 2007. Cash and cash equivalents comprised mainly of U.S. dollars, Mexican pesos, Venezuelan bolívares fuertes, Brazilian reais, Argentine pesos and Colombian pesos, representing 46%, 21%, 14%, 8%, 6% and 5%, respectively. As of December 31, 2008, cash and cash equivalents were Ps. 6,192 million, as compared to Ps. 7,542 million as of December 31, 2007. Approximately Ps. 391 million of cash is considered restricted cash because it has been deposited to settle accounts payable in Venezuela and in Brazil. As of December 31, 2008, Coca-Cola FEMSA had a working capital deficit (defined as the excess of current liabilities over current assets) of Ps. 3,341 million, reflecting the decrease in cash and cash equivalents, accounts receivable and other assets.

As part of our financing policy, we expect to continue to finance our liquidity needs from cash operations. Nonetheless, as a result of regulations in certain countries in which we operate, it may not be beneficial or, as the case of exchange controls in Venezuela, practicable for us to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls like those in Venezuela may also increase the real price of remitting cash from operations to fund debt requirements in other countries. In addition, in the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In addition, in the future we may be required to finance our working capital and capital expenditure needs with short-term or other borrowings.

Coca-Cola FEMSA’s average cost of debt, after giving effect to cross currency and interest rate swaps, was 5.5% in U.S. dollars, 9.0% in Mexican pesos, 15.2% in Colombian pesos, 22.2% in Venezuelan bolívares fuertes and 19.6% in Argentine pesos as of December 31, 2008 compared to 6.4% in U.S. dollars, 8.9% in Mexican pesos, 15.7% in Venezuelan bolívares fuertes, and 11.0% in Argentine pesos as of December 31, 2007.

•

FEMSA Cerveza. As of December 31, 2008, FEMSA Cerveza’s total outstanding debt was Ps. 12,736 million, which included Ps. 1,895 million of outstanding short-term trade and working capital loans. As of December 31, 2008, FEMSA Cerveza had Ps. 10,841 million of outstanding long-term debt consisting of bilateral bank loans and equipment financing loans. Cash and cash equivalents comprised of Mexican pesos, Brazilian reais, Euros and U.S. dollars, representing 64%, 18%, 12% and 6%, respectively. As of December 31, 2008, cash and cash equivalents were Ps. 936 million as compared to Ps. 1,435 million as of December 31, 2007. FEMSA Cerveza’s average cost of debt, after giving effect to interest rate swaps, as of December 31, 2008 was 9.4% in Mexican pesos, 4.2% in U.S. dollars and 14.4% in Brazilian reais.

•	FEMSA Comercio. As of December 31, 2008, FEMSA Comercio does not have outstanding debt.

•

FEMSA and other business. As of December 31, 2008, FEMSA and the companies comprising our other business had total outstanding debt of Ps. 12,579 million, which includes Ps. 1,925 million of outstanding short-term debt. As of December 31, 2008 outstanding long-term debt was Ps. 10,654 which consisted of Ps. 1,250 million of certificados bursátiles, which mature in July 2009 and are guaranteed by FEMSA Cerveza, and Ps. 5,000 million of certificados bursátiles, which mature in May 2011, April 2013 and Ps. 2,692 million of unidades de inversión (inflation indexed units or UDI) which mature in December 2017 and Ps. 1,712 million which mature in August 2010 and are guaranteed by FEMSA Comercio. FEMSA’s average cost of debt, after giving effect to interest rate swaps, as of December 31, 2008 was 10.0% in Mexican pesos.

Contingencies

We have various loss contingencies, for which reserves have been recorded in those cases where we believe an unfavorable resolution is probable. See “Item 8. Financial Information—Legal Proceedings.” Most of these loss contingencies were recorded as reserves as a result of Panamco and Kaiser acquisitions. Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.

The following table presents the nature and amount of loss contingencies recorded as of December 31, 2008:

	Loss Contingencies As of December 31, 2008
	(in millions of Mexican pesos)
Tax	Ps.	1,479
Labor		1,010
Legal		256

TOTAL	Ps.	2,745

As is customary in Brazil, we have been asked by the tax authorities to collateralize tax contingencies currently in litigation in respect of Ps. 2,594 by pledging fixed assets and entering into available lines of credit to cover such contingencies.

We have other contingencies for which we have not recorded a reserve. These contingencies or our assessment of them may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of December 31, 2008 the aggregate amount of contingencies for which we have not recorded a reserve was US$ 465 million. These contingencies have been classified as less than probable by our legal counsel.

Capital Expenditures

For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures reached Ps. 14,234 million in 2008 compared to Ps. 11,257 million in 2007, an increase of 26.4%. This was primarily due to an increased investment in the beverage business units related to additional capacity and distribution assets, market-related investments and the accelerated expansion of store openings at FEMSA Comercio. The principal components of our capital expenditures have been for equipment, market-related investments and production capacity and distribution network expansion at both Coca-Cola FEMSA and FEMSA Cerveza. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2009

Our capital expenditure budget for 2009 is expected to be approximately US$ 931 million. The following discussion is based on each of our sub-holding companies’ internal 2009 budgets. The capital expenditure plan for 2009 is subject to change based on market and other conditions and the subsidiaries’ results of operations and financial resources.

Coca-Cola FEMSA’s capital expenditures in 2009 are expected to be approximately up to US$ 320 million. Coca-Cola FEMSA’s capital expenditures in 2009 are primarily intended for:

•	investment in manufacturing lines;

•	returnable bottles and cases;

•	market investments (primarily for the placement of refrigeration equipment); and

•	improvements throughout distribution network

•	IT investments.

Coca-Cola FEMSA estimates that its projected capital expenditures for 2009 will be allocated 40% in respect of its Mexican territories and 60% in respect of its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budget capital expenditures for 2009. Coca-Cola FEMSA’s capital expenditure plan for 2009 may change based on market and other conditions and based on its results of operations and financial results.

FEMSA Cerveza’s capital expenditure budget for 2009 is expected to be approximately US$ 430 million. FEMSA Cerveza expects to allocate part of this budget for investments in marginal capacity expansions of its breweries and equipment modernization in Mexico and Brazil. FEMSA Cerveza also expects to apply a portion of this budget towards the improvement of its distribution assets, including new and replacement vehicles, the maintenance of a secondary distribution fleet and information technology systems. In addition, FEMSA Cerveza plans to invest in commercial and market-related activities such as the enhancement of its retail coverage, the development of long-term sponsorships and the placement of refrigeration equipment nationwide.

FEMSA Comercio’s capital expenditure budget in 2009 is expected to total approximately US$ 181 million, and will be allocated to the opening of new OXXO stores and to a lesser extent to the refurbishing of existing OXXO stores and the investment in two new distribution centers. In addition, investments are planned in FEMSA Comercio’s information technology, ERP software updates and transportation equipment.

Hedging Activities

Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative financial instruments as of December 31, 2008. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

	Fair Value At December 31, 2008
	Maturity less than 1 year	Maturity 1 - 3 years	Maturity 3 - 5 years	Maturity in excess of 5 years	Fair Value Asset (Liability)
	(in millions of Mexican pesos)
Prices quoted by external sources	(960)	(1,625)	(175)	890	(1,870)

Plan for the Disposal of Certain Fixed Assets

We have identified certain fixed assets consisting of land, buildings and equipment for disposal, and we have an approved program for disposal of these fixed assets. These assets are not in use and have been valued at their estimated net realizable value without exceeding their restated acquisition cost. These assets are allocated as follows:

	December31,
	2008		2007
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	394	Ps.	94
FEMSA Cerveza		291		311
FEMSA and other		45		250

Total	Ps.	730	Ps.	655

In inflationary economic environments, fixed assets recorded at their estimated realizable value are considered monetary assets on which a loss on monetary position is computed and recorded in results of operation.

U.S. GAAP Reconciliation

The principal differences between Mexican Financial Reporting Standards and U.S. GAAP that affect our net income and majority stockholders’ equity relate to the accounting treatment of the following items:

•	consolidation of our subsidiary Coca-Cola FEMSA, which is a consolidated subsidiary for purposes of Mexican Financial Reporting Standards but presented under the equity method for U.S. GAAP purposes;

•	FEMSA’s minority interest acquisition and sales;

•	deferred income taxes and deferred employee profit sharing;

•	restatement of imported machinery and equipment up to 2007;

•	capitalization of integral result of financing;

•	labor liabilities, and

•	start-up expenses.

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

Pursuant to Mexican Financial Reporting Standards through 2007, our audited consolidated financial statements recognize certain effects of inflation in accordance with Bulletin B-10. These effects were not reversed in our U.S. GAAP financial information. Beginning in 2008, we discontinued inflationary accounting in accordance with NIF B-10 in non-inflationary economic environments.

Under U.S. GAAP, we had net income of Ps. 6,852 million and Ps. 8,557 million in 2008 and 2007, respectively. Under Mexican Financial Reporting Standards, we had net majority income of Ps. 6,708 million and Ps. 8,511 million in 2008 and 2007, respectively. In 2008, net income under U.S. GAAP was higher than net majority income under Mexican Financial Reporting Standards, mainly as a result of the effect of deferred income taxes and deferred employee profit sharing.

Stockholders’ equity under U.S. GAAP as of December 31, 2008 and 2007 was Ps. 85,537 million and Ps. 82,606 million, respectively. Under Mexican Financial Reporting Standards, majority stockholders’ equity as of December 31, 2008 and 2007 was Ps. 68,821 million and Ps. 64,578 million, respectively. The principal reasons for the difference between stockholders’ equity under U.S. GAAP and majority stockholders’ equity under Mexican Financial Reporting Standards were the effect of the goodwill generated by the minority interest acquisitions, deferred income tax, labor liabilities, deferred employee profit sharing and start-up expenses.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Management of our business is vested in the board of directors and in our chief executive officer. Our bylaws provide that the board of directors will consist of no more than 21 directors and their corresponding alternate directors elected by our shareholders at the annual ordinary general shareholders meeting. Directors are elected for a term of one year. Alternate directors are authorized to serve on the board of directors in place of their specific directors who are unable to attend meetings and may participate in the activities of the board of directors. Nineteen members form our board of directors. Our bylaws provide that the holders of the Series B Shares elect at least eleven directors and that the holders of the Series D Shares elect five directors. See “Item 10. Additional Information—Bylaws.”

In accordance with our bylaws and article 24 of the Mexican Securities Law, at least 25% of the members of our board of directors must be independent, (as defined by the Mexican Securities Law).

The board of directors may appoint interim directors in the event that a director is absent or an elected director and corresponding alternate are unable to serve. Such interim directors shall serve until the next shareholders meeting, at which the shareholders shall elect a replacement.

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

Series “B” Directors

José Antonio Fernández Carbajal	Born:	February 1954
Director and Chairman of the Board	First elected (Chairman):	2001

	First elected (Director):	1984
	Term expires:	2010
	Principal occupation:	Chief Executive Officer of FEMSA

	Other directorships:	Chairman of the board of Coca-Cola FEMSA, Vice-Chairman of the board of Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (ITESM) and member of the boards of BBVA Bancomer, Bancomer, Industrias Peñoles, S.A.B. de C.V. (Peñoles), Grupo Industrial Bimbo, S.A.B. de C.V. (Bimbo), Grupo Televisa S.A.B. (Televisa), Controladora Vuela Compañia de Aviación S.A. de C.V. (Volaris) and Cemex, S.A.B. de C.V. (Cemex)
	Business experience:	Joined FEMSA’s strategic planning department in 1987, held managerial positions at FEMSA Cerveza’s commercial division and OXXO and appointed our Chief Executive Officer in 1995
	Education:	Holds a degree in industrial engineering and an MBA from ITESM
	Alternate director:	Federico Reyes García

Eva Garza	Born:	April 1958
Lagüera Gonda(1)	First elected:	1999
Director	Term expires:	2010
	Principal occupation:	Private investor
	Other directorships	Member of the boards of directors of Coca-Cola FEMSA, ITESM and Premio Eugenio Garza Sada
	Education:	Holds a degree in Communication Sciences from ITESM
	Alternate director:	Paulina Garza Lagüera Gonda(2)

Bárbara Garza	Born:	December 1959
Lagüera Gonda (2)	First elected:	2002
Director	Term expires:	2010
	Principal occupation:	Private investor
	Business experience:	Former President / Chief Executive Officer of Alternativas Pacíficas, A.C., (a non-profit organization)
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Enrique F. Senior Hernández

José Fernando	Born:	July 1954
Calderón Rojas	First elected:	2005
Director	Term expires:	2010
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Franca Servicios, S.A. de C.V., Servicios Administrativos de Monterrey, S.A. de C.V., Regio Franca, S.A. de C.V., and Franca Industrias, S.A. de C.V.
	Other directorships:	Member of the boards of Bancomer and Alfa, S.A.B. de C.V. (Alfa)
	Education:	Holds a law degree from the Universidad Autónoma de Nuevo León (UANL) and completed specialization studies in tax at UANL
	Alternate director:	Francisco José Calderón Rojas(3)

Consuelo Garza de	Born:	October 1930
Garza	First elected:	1995
Director	Term expires:	2010
	Business experience:	Founder and former President of Asociación Nacional Pro-Superación Personal, (a non-profit organization)

	Alternate director:	Alfonso Garza Garza(4)

Max Michel	Born:	July 1932
Suberville	First elected:	1985
Director	Term expires:	2010
	Principal occupation:	Private Investor

	Other directorships:	Co-chairman of the equity committee of El Puerto de Liverpool, S.A.B. de C.V. (Liverpool). Member of the boards of Peñoles, Grupo Nacional Provincial, S.A. (GNP), Grupo Profuturo, S.A. de C.V. (Profuturo), Grupo GNP Pensiones, S.A. de C.V. y Afinazadora Sofimex, S.A.
	Education:	Holds a graduate degree from The Massachusetts Institute of Technology and completed post-graduate studies at Harvard University
	Alternate director:	Max Michel González(5)

Alberto Bailleres	Born:	August 1931
Director	First elected:	1995
	Term expires:	2010
	Principal occupation:	Chairman of the boards of Grupo BAL, S.A. de C.V. Peñoles, GNP, Fresnillo plc, Grupo Palacio de Hierro, S.A.B. de C.V., Profuturo, Instituto Tecnológico Autónomo de México and director of Valores Mexicanos Casa de Bolsa, S.A. de C.V.
	Other directorships:	Member of the boards of BBVA Bancomer, Bancomer, BBVA Bancomer Servicios, S.A., Dine, S.A.B. de C.V. (formerly Grupo Desc) (Dine), Televisa, Grupo Kuo, S.A.B. de C.V. (formerly Grupo Desc) (Kuo).
	Education:	Holds an economics degree from Instituto Tecnológico Autónomo de México
	Alternate director:	Arturo Fernández Pérez

Francisco Javier	Born:	April 1955
Fernández Carbajal(6)	First elected:	2005
Director	Term expires:	2010
	Principal occupation:	Private business consultant and Private Investor
	Other directorships:	Chairman of the boards of Primero Fianzas S.A. (Primero Fianzas), Primero Seguros, S.A. and Primero Seguros Vida, S.A. Member of the boards of Visa, Inc., Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and Fresnillo, Ltd.
	Education:	Holds degrees in mechanical and electrical engineering from ITESM and an MBA from Harvard Business School
	Alternate director:	Javier Astaburuaga Sanjines

Ricardo Guajardo	Born:	May 1948
Touché	First elected:	1988
Director	Term expires:	2010
	Principal occupation:	Former Chairman of the Board of BBVA Bancomer
	Other directorships:	Member of the Board of Liverpool, Alfa, BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR), Bimbo and Coca-Cola FEMSA.
	Business experience:	Has held senior executive positions in our company, Grupo AXA, S.A. de C.V. and Valores de Monterrey, S.A. de C.V.
	Education:	Holds degrees in electrical engineering from ITESM and the University of Wisconsin and a masters degree from the University of California at Berkeley
	Alternate director:	Othón Páez Garza

Alfredo Livas Cantú	Born:	July 1951
Director	First elected:	1995
	Term expires:	2010
	Principal occupation:	President of Praxis Financiera, S.C.
	Other directorships:	Member of the boards of Grupo Industrial Saltillo, S.A.B. de C.V., British American Tobacco (Mexican board), Nacional Monte de Piedad, I.A.P., Primero Fianzas, Grupo Christus Muguerza and Grupo Financiero Banorte, S.A.B. de C.V. (alternate)

	Business experience:	Joined FEMSA in 1978 and held several positions in the areas of financial planning and treasury and served as Chief Financial Officer from 1989 to 1999
	Education:	Holds an economics degree from UANL and an MBA and masters degree in economics from the University of Texas
	Alternate Director:	Sergio Deschamps Ebergenyi

Roberto Servitje Sendra	Born:	January 1928
Director	First elected:	1995
	Term expires:	2010
	Principal occupation:	Chairman of the board of Bimbo
	Other directorships:	Member of the boards of Chrysler de México, S.A. de C.V., Grupo Altex, S.A. de C.V. and ASUR
	Business experience:	Founding member and active chairman of Bimbo
	Education:	Holds a PMD degree from Harvard University
	Alternate director:	Juan Guichard Michel(7)

Carlos Salguero	Born:	October 1929
Director	First elected:	1995
	Term expires:	2010
	Business experience:	Chairman of the board of Salguero Holdings BVI and Salguero Hotels Chile; and Partner of Salguero Hotels AR
	Other directorships:	Member of the boards of Hotel Esencia in Mexico, City Net, S.A., Retail Media, S.L., Mazarron Beach in Spain and Stratek Plastic Ltd in Ireland
	Education:	Holds a business degree from the Columbian Faculty of Economic Sciences, postgraduate studies in economics and management from Albany Business College and University College (Syracuse) and received an Honor for Civil Merit by H.M. the King of Spain in 1995
	Alternate director:	Alfonso González Migoya

Mariana Garza	Born:	April 1970
Lagüera Gonda(2)	First elected:	2005
Director	Term expires:	2010
	Business experience:	Private Investor
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, Hospital San José Tec de Monterrey and Museo de Historia Mexicana
	Education:	Holds a business administration degree in Industrial Engineering from ITESM and a Master of International Management from the Thunderbird American Graduate School of International Management.
	Alternate director:	Carlos Salazar Lomelín

José Manuel Canal Hernando	Born:	February 1940
Director	First elected:	2003
	Term expires:	2010
	Principal occupation:	Private consultant
	Other directorships:	Member of the boards of Coca-Cola FEMSA, Banco Compartamos, S.A., ALSEA, S.A.B. de C.V., Kuo, Dine, Consorcio Comex and Grupo Proa.
	Business experience:	Former managing partner at Ruiz, Urquiza y Cía, S.C. from 1981 to 1999, acted as our statutory examiner from 1984 to 2002, presided in the Committee of Surveillance of the Mexican Institute of Finance Executives, has participated in several commissions at the Mexican Institute of Public Accountants and has extensive experience in financial auditing for holding companies, banks and financial brokers
	Education:	Holds a CPA degree from the Universidad Nacional Autónoma de México
	Alternate director:	Ricardo Saldívar Escajadillo

Series “D” Directors

Armando Garza Sada	Born:	June 1957
Director	First elected:	2006
	Term expires:	2010
	Principal occupation:	Vice-chairman of the board of directors and Executive Vice-President of Corporate Development of Alfa.
	Other directorships:	Member of the boards of Directors of Alfa, Grupo Gigante, S.A. de C.V., Liverpool, Grupo Lamosa S.A.B. de C.V., Bolsa Mexicana de Valores, S.A.B. de C.V., MVS Comunicaciones, S.A. de C.V, ITESM, Frisa Forjados, S.A. de C.V. and CYDSA, S.A.B. de C.V.
	Business experience:	He has a long professional career in Alfa
	Education:	Holds a degree in industrial engineering from ITESM and a MBA from Stanford University
	Alternate director:	Eduardo Padilla Silva

Alexis E. Rovzar de	Born:	July 1951
la Torre	First elected:	1989
Director	Term expires:	2010
	Principal occupation:	Executive Partner at White & Case, S.C. law firm
	Other directorships:	Member of the boards of Coca-Cola FEMSA (chairman of its audit committee), Bimbo, Bank of Nova Scotia, and Grupo ACIR, S.A. de C.V.
	Business experience:	Expert in private and public mergers and acquisitions as well as other aspects of financial law and has been advisor to many companies on international business and joint venture transactions
	Education:	Holds a law degree from the Universidad Nacional Autónoma de México
	Alternate director:	Francisco Zambrano Rodríguez

Helmut Paul	Born:	March 1940
Director	First elected:	1988
	Term expires:	2010
	Principal occupation:	Owner of H. Paul & Company LLC (a corporate finance advisory firm)
	Other directorships:	Member of the boards of Zurich Emerging Markets Solutions and Coca-Cola FEMSA.
	Business experience:	Senior advisor of Darby Overseas Investment, Ltd.
	Education:	Holds an MBA from the University of Hamburg
	Alternate director:	Antonio Elosúa Muguerza

Lorenzo H. Zambrano	Born:	March 1944
Director	First elected:	1995
	Term expires:	2010
	Principal occupation:	Chairman and Chief Executive Officer of Cemex.
	Other directorships:	Member of the boards of IBM Corporation, Grupo Financiero Banamex, S.A. de C.V., and member of Citigroup’s International Advisory Board.
	Education:	Holds a degree in mechanical engineering and administration from ITESM and an MBA from Stanford University
	Alternate director:	Francisco Garza Zambrano

Robert E. Denham	Born:	August 1945
Director	First elected:	2001
	Term expires:	2010
	Principal occupation:	Partner of Munger, Tolles & Olson LLP law firm
	Other directorships:	Member of the boards of Wesco Financial Corporation, New York Times Co. and Chevron Corp.
	Business experience:	Former Chief Executive Officer of Salomon Inc., representative to the APEC Business Advisory Council and member of the OECD Business Sector Advisory Group on Corporate Governance
	Education:	Magna cum laude graduate from the University of Texas, holds a JD from Harvard Law School and a masters degree in Government from Harvard University
	Alternate director:	José González Ornelas

(1)	Wife of José Antonio Fernández Carbajal.

(2)	Sister-in-law of José Antonio Fernández Carbajal.

(3)	Brother of José Calderón Rojas.

(4)	Son of Consuelo Garza de Garza.

(5)	Son of Max Michel Suberville.

(6)	Brother of José Antonio Fernández Carbajal.

(7)	Nephew of Max Michel Suberville.

Senior Management

The names and positions of our current senior management and that of our principal sub-holding companies, their dates of birth and information on their principal business activities both within and outside of FEMSA are as follows:

FEMSA

José Antonio Fernández Carbajal	See “—Directors.” Joined FEMSA:	1997
Chief Executive Officer	Appointed to current position:	1997

Javier Astaburuaga Sanjines	Born: Joined FEMSA:	July 1959 1982
Executive Vice-President of Finance and Strategic Development	Appointed to current position:	2006
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

	Education:	Holds a CPA degree from UANL and has post-graduate studies in business administration from the Instituto Panamericano de Alta Dirección de Empresa (IPADE)

Alfonso Garza Garza Executive Vice President of Human Resources Procurement and IT	Born: Joined FEMSA: Appointed to current position: Directorships:	July 1962 1985 2005 Member of the board of Coca-Cola FEMSA and Hospital San José Tec de Monterrey
	Business experience within FEMSA:	Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at Cervecería Cuauhtémoc Moctezuma, S.A. de C.V and as Chief Executive Officer of FEMSA Empaques
	Education:	Holds a degree in Industrial Engineering from ITESM and an MBA from IPADE

Genaro Borrego Estrada Director of Corporate Affairs	Born: Joined FEMSA: Appointed to current position:	February, 1949 2007 2007

	Professional Experience:	Constitutional Governor of the Mexican State of Zacatecas from 1986 to 1992, General Director of the Mexican Social Security Institute from 1993 to 2000, and Senator in Mexico for the State of Zacatecas from 2000 to 2006.
	Education:	Holds a bachelor’s degree in International Relations from the Universidad Iberoamericana.

Carlos Aldrete Ancira General Counsel and Secretary	Born: Joined FEMSA: Appointed to current position: Directorships:	August 1956 1979 1996 Secretary of the Board of directors of FEMSA and secretary of the board of directors of all of the sub-holding companies
	Business experience within FEMSA:	Extensive experience in international business and financial transactions, debt issuances and corporate restructurings and expertise in securities and private mergers and acquisitions law
	Education:	Holds a law degree from the UANL and a masters degree in Comparative Law from the College of Law of the University of Illinois
FEMSA Cerveza

Jorge Luis Ramos Santos Chief Executive Officer	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:

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

	Education:	Holds a bachelor’s degree in economics from ITESM, and performed postgraduate studies in business administration and economic development in Italy

Héctor Treviño Gutiérrez Chief Financial Officer	Born: Joined FEMSA: Appointed to current position:	August 1956 1981 1993
	Business experience within FEMSA:	Has held managerial positions in the international financing, financial planning, strategic planning and corporate development areas of FEMSA
	Education:	Holds a degree in chemical engineering from ITESM and an MBA from the Wharton Business School

FEMSA Comercio

Eduardo Padilla Silva Chief Executive Officer	Born: Joined FEMSA: Appointed to current position:	January 1955 1997 2003
	Business experience within FEMSA:	Director of Planning and Control of FEMSA from 1997 to 2000 and Chief Executive Officer, Strategic Business Division from 2000 until 2003
	Other business experience:	Had a 20-year career in Alfa, culminating with a ten-year tenure as Chief Executive Officer of Terza, S.A. de C.V., major areas of expertise include operational control, strategic planning and financial restructuring
	Education:	Holds a degree in mechanical engineering from ITESM and an MBA from Cornell University

Compensation of Directors and Senior Management

The compensation of Directors is approved at the annual ordinary general shareholders meeting. For the year ended December 31, 2008, the aggregate compensation paid to our directors was approximately Ps. 6.8 million.

For the year ended December 31, 2008, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 1,348 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described below. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2008, amounts set aside or accrued for all employees under these retirement plans were Ps. 7,463 million, of which Ps. 2,752 million is already funded.

EVA Stock Incentive Plan

In 2004, we, along with our subsidiaries, commenced a new stock incentive plan for the benefit of our executive officers, which we refer to as the EVA stock incentive plan. This plan replaced the stock incentive plan described above and was developed using as the main metric for the first three years of the plan for evaluation the Economic Value Added, or EVA, framework developed by Stern Stewart & Co., a compensation consulting firm. Under the EVA stock incentive plan, eligible executive officers are entitled to receive a special cash bonus, which will be used to purchase shares.

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

As of May 29, 2009, the trust that manages the EVA stock incentive plan holds a total of 12,069,929 BD Units of FEMSA and 3,093,624 Series L Shares of Coca-Cola FEMSA, each representing 0.06% and 0.16% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

Insurance Policies

We maintain life insurance policies for all of our employees. These policies mitigate the risk of having to pay death benefits in the event of an industrial accident. We maintain a directors and officers’ insurance policy covering all directors and certain key executive officers for liabilities incurred in their capacities as directors and officers.

Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of May 29, 2009, 6,922,159,485 Series B Shares representing 74.86% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”

The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of May 29, 2009 beneficially owned by our directors who are participants in the voting trust, other than the shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
Beneficial Owner	Shares	Percent of Class	Shares	Percent of Class	Shares	Percent of Class
Eva Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Mariana Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Barbara Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Paulina Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Consuelo Garza de Garza	69,401,775	0.75%	12,574,950	0.29%	12,574,950	0.29%
Alberto Bailleres	8,658,381	0.09%	11,129,112	0.26%	11,129,112	0.26%
Juan Guichard Michel	366,430	—	0	0.00%	0	0.00%
Alfonso Garza Garza	181,353	—	324,306	0.01%	324,306	0.01%

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

Under our bylaws, directors serve one-year terms although they continue in office even after the term for which they were appointed ends for up to 30 calendar days, as set forth in article 24 of Mexican Securities Law. None of our directors or senior managers of our subsidiaries has service contracts providing for benefits upon termination of employment, other than post-retirement medical services plans and post-retirement pension plans for our senior managers on the same basis as our other employees.

Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. Each committee has a secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors:

•

Audit Committee. The Audit Committee is responsible for (1) reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements, (2) for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee, (3) reviewing related party transactions other than in the ordinary course of our business and (4) identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. The current Audit Committee members are: Alexis E. Rovzar de la Torre (Chairman), José Manuel Canal Hernando (Financial Expert), Francisco Zambrano Rodríguez and Alfonso González Migoya. Each member of the audit committee is an independent director, as required by the Mexican Securities Law and applicable New York Stock Exchange listing standards. The Secretary of the Audit Committee is José González Ornelas, head of FEMSA’s internal audit department.

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

•

Corporate Practices Committee. The Corporate Practices Committee is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related party transactions, approve the compensation of the chief executive officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. The chairman of the Corporate Practices Committee is Lorenzo H. Zambrano. The additional members include: Carlos Salguero and Helmut Paul. Each member of the Corporate Practices Committee is an independent director, as required by the Mexican Securities Law. The Secretary of the Corporate Practices Committee is Alfonso Garza Garza.

Employees

As of December 31, 2008, our headcount by geographic region was as follows: 82,350 in Mexico, 5,352 in Central America, 8,001 in Colombia, 8,074 in Venezuela, 15,655 in Brazil and 3,549 in Argentina. We include in headcount employees of third party distributors who we do not consider to be our employees. The table below sets forth headcount for the years ended December 31, 2008, 2007 and 2006:

	Headcount for the Year Ended December 31,
	2008			2007		2006
	Non-Union	Union	Total	Non-Union	Union	Non-Union	Union
Sub-holding company
Coca-Cola FEMSA(1)	34,773	30,248	65,021	32,657	25,465	31,695	24,987
FEMSA Cerveza	15,181	10,844	26,025	13,751	10,708	13,426	10,570
FEMSA Comercio(2)	4,919	16,342	21,261	4,488	11,336	4,072	7,380
Other	6,186	4,488	10,674	2,661	3,954	1,978	3,662

Total	61,059	61,922	122,981	53,557	51,463	51,171	46,599

(1)	Includes employees of third party distributors who we do not consider to be our employees of 18,068, 16,089 and 16,104 in 2008, 2007, and 2006, respectively.

(2)	Does not include non-management store employees, who are employed directly by each individual store.

As of December 31, 2008, our subsidiaries had entered into 445 collective bargaining or similar agreements with personnel employed at our operations. Each of the labor unions in Mexico is associated with one of 8 different national Mexican labor organizations. In general, we have a good relationship with the labor unions throughout our operations, except for in Colombia and Venezuela, which are the subject of significant labor-related litigation. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA.” The agreements applicable to our Mexican operations generally have an indefinite term and provide for an annual salary review and for review of other terms and conditions, such as fringe benefits, every two years.

The table below sets forth the number of collective bargaining agreements and unions for our employees:

Collective Bargaining Labor Agreements Between

Sub-holding Companies and Unions

As of December 31, 2008

Sub-holding Company	Collective Bargaining Agreements	Labor Unions
Coca-Cola FEMSA	106	48
FEMSA Cerveza	177	18
FEMSA Comercio(1)	79	4
Others	83	8

Total	445	78

(1)	Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to the company as of May 29, 2009. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of May 29, 2009

	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Total Shares of FEMSA Common Stock
	Shares Owned	Percent of Class	Shares Owned	Percent of Class	Shares Owned	Percent of Class
Shareholder
Technical Committee and Trust Participants under the Voting Trust(4)	6,922,159,485	74.86%	0	0.00%	0	0.00%	38.69%
William H. Gates III(5)	233,195,100	2.5%	466,390,200	10.8%	466,390,200	10.8%	6.5%

(1)	As of May 29, 2009, there were 9,246,420,270 Series B Shares outstanding.

(2)	As of May 29, 2009, there were 4,322,355,540 Series D-B Shares outstanding.

(3)	As of May 29, 2009, there were 4,322,355,540 Series D-L Shares outstanding.

(4)	As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), Paulina Garza Lagüera Gonda, Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Eva Gonda Rivera, Eva Maria Garza Lagüera Gonda, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres González, Maria Teresa Gual Aspe de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the Garza Lagüera family), Corbal, S.A. de C.V. (controlled by Alberto Bailleres Gonzalez), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David) and BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard).

(5)	As reported on Schedule 13G filed on February 13, 2009, includes aggregate shares beneficially owned by Cascade Investments, LLC, over which William H. Gates III has sole voting and dispositive power, and shares beneficially owned by the Bill and Melinda Gates Foundation Trust, over which William H. Gates III and Melinda French Gates have shared voting and dispositive power.

As of May 29, 2009, there were 266 holders of record of ADSs in the United States, which represented approximately 68% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

Related-Party Transactions

Voting Trust

The trust participants, who are our principal shareholders, agreed in April 1998 to deposit a majority of their shares, which we refer to as the trust assets, of FEMSA into the voting trust, and later entered into an amended agreement on August 8, 2005, following the substitution by Banco Invex, S.A. as trustee to the voting trust. The primary purpose of the voting trust is to permit the trust assets to be voted as a block, in accordance with the instructions of the technical committee. The trust participants are separated into seven trust groups and the technical committee is comprised of one representative appointed by each trust group. The number of B Units corresponding with each trust group (the proportional share of the shares deposited in the trust of such group) determines the number of votes that each trust representative has on the technical committee. Most matters are decided by a simple majority of the trust assets.

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

Interest of Management in Certain Transactions

The following is a summary of transactions we have entered into with entities for which members of our board of directors or management serve as a member of the board of directors or management. Each of these transactions was entered into in the ordinary course of business, and we believe each is on terms comparable to those that could be obtained in arm’s length negotiations with unaffiliated third parties. Under our by-laws, transactions entered with related parties not in the ordinary course of business are subject to the approval of our board of directors, subject to the prior opinion of the corporate practices committee.

We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans, bond offerings in the local capital markets and credit line facilities, with subsidiaries of BBVA Bancomer, a financial services holding company of which José Antonio Fernández Carbajal, our Chairman and Chief Executive Officer, Alberto Bailleres and Ricardo Guajardo Touché, who are also directors of FEMSA, are directors. We made interest expense payments to BBVA Bancomer in respect of these transactions of Ps. 780 million, Ps. 305 million and Ps. 257 million as of the end of December 31, 2008, 2007 and 2006, respectively. The total amount due to BBVA Bancomer as of the end of December 31, 2008 and 2007 were Ps. 3,046 million and Ps. 1,712 million, respectively.

We maintain an insurance policy covering auto insurance and medical expenses for executives issued by Grupo Nacional Provincial, S.A., an insurance company of which the chairman of the board and chief executive officer is Alberto Bailleres, one of our directors. The aggregate amount of premiums paid under these policies was approximately Ps. 83 million, Ps. 31 million and Ps. 41 million in 2008, 2007 and 2006, respectively.

We, along with certain of our subsidiaries, spent Ps. 253 million, Ps. 178 million and Ps. 165 million in the ordinary course of business in 2008, 2007 and 2006, respectively, in publicity and advertisement purchased from Grupo Televisa, S.A.B., a media corporation in which our Chairman and Chief Executive Officer, José Antonio Fernández Carbajal, and two of our Directors, Alberto Bailleres and Lorenzo Zambrano, serve as directors.

We regularly engage in the ordinary course of business in hedging transactions, and enter into loans and credit line facilities on an arm’s length basis with subsidiaries of Grupo Financiero Banamex, S.A. de C.V., a financial services holding company in which Lorenzo Zambrano, one of our directors also serves as director. The interest expense paid to Grupo Financiero Banamex as of December 31, 2008, 2007 and 2006 was Ps. 113 million, Ps. 164 million and Ps. 201 million, respectively. In 2006, Grupo Financiero Banamex was not considered a related party entity.

Coca-Cola FEMSA in its ordinary course of business, purchased Ps. 863 million in 2008 in juices from subsidiaries of Jugos del Valle.

FEMSA Comercio in its ordinary course of business, purchased Ps. 1,578 million, Ps. 1,324 million and Ps. 1,034 million in 2008, 2007 and 2006, respectively, in baked goods and snacks for its stores from subsidiaries of Grupo Bimbo, of which the chairman of the board is Roberto Servitje, a director of FEMSA. Additionally, FEMSA Comercio purchased Ps. 1,439 million, Ps. 1,064 million and Ps. 775 million in 2008, 2007 and 2006, respectively, in cigarettes from British American Tobacco Mexico (BAT Mexico), of which Alfredo Livas Cantú, who is member of the board of directors of FEMSA, is also a member of the board of directors. These purchases were entered into in the ordinary course of business, and we believe they were made on terms comparable to those that could be obtained in arm’s length negotiations with unaffiliated third parties.

José Antonio Fernández Carbajal, Eva Garza de Fernández, Ricardo Guajardo Touché and Lorenzo H. Zambrano, who are directors of FEMSA, are also members of the board of directors of ITESM, which is a prestigious university in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries. As of the end of December 31, 2008, 2007 and 2006, donations to ITESM amounted to Ps. 79, Ps. 108 and Ps. 92, respectively.

Business Transactions between Coca-Cola FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with The Coca-Cola Company and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total payments by Coca-Cola FEMSA to The Coca-Cola Company for concentrates were approximately Ps. 13,518 million, Ps. 12,239 million and Ps. 10,322 million in 2008, 2007 and 2006, respectively. Coca-Cola FEMSA and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to Coca-Cola FEMSA’s coolers investment program. Coca-Cola FEMSA received contributions to its marketing expenses and the coolers investment program, of Ps. 1,995 million, 1,582 million and Ps. 1,261 million in 2008, 2007 and 2006, respectively.

In December 2007 and May 2008, Coca-Cola FEMSA sold most of its proprietary brands to The Coca-Cola Company. The proprietary brands are now being licensed back to Coca-Cola FEMSA by the Coca-Cola Company pursuant to Coca-Cola FEMSA’s existing bottler agreements. The December 2007 transaction was valued at US$ 48 million and the May 2008 transaction was valued at US$ 16 million. Both of these transactions were conducted on an arm’s length basis. Revenues from the sale of proprietary brands realized in prior years in which Coca-Cola FEMSA has a significant continuing involvement (i.e. will continue to produce and sell) are deferred and amortized against the related costs of future sales over the estimated sales period. The balance to be amortized amounted to Ps. 571 million and Ps. 603 million as of December 31, 2008 and 2007, respectively. The short-term balances to be amortized are included in other current liabilities. The long-term portions are included in other liabilities, and amounting to Ps. 139 million and Ps. 113 million at December 31, 2008 and 2007, respectively.

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

On November 8, 2007, Administración, a Mexican company owned indirectly by Coca-Cola FEMSA and by The Coca-Cola Company, acquired 58,350,908 shares representing 100% of the shares of the capital stock of Jugos del Valle, for US$ 370 million in cash, with assumed liabilities of US$ 86 million. On June 30, 2008, Administración and Jugos del Valle merged, and Jugos del Valle became the surviving entity. Subsequent to the initial acquisition of Jugos del Valle, Coca-Cola FEMSA offered to sell 30% of its interest in Administración to other Coca-Cola bottlers in Mexico. As a result, of December 31, 2008, Coca-Cola FEMSA has a recorded investment of approximately 20% of the capital stock of Jugos del Valle. In December 2008, the surviving Jugos del Valle entity sold its operations to The Coca-Cola Company, Coca-Cola FEMSA and other bottlers of Coca-Cola trademark brands in Brazil. These still beverage operations were integrated into a joint venture with The Coca-Cola Company in Brazil, in which Coca-Cola FEMSA holds approximately 32.47%. Through Coca-Cola FEMSA’s joint ventures with The Coca-Cola Company, Coca-Cola FEMSA distributes the Jugos del Valle line of juice-based beverages and have begun to develop and distribute new products.

On May 30, 2008, Coca-Cola FEMSA entered into a purchase agreement with The Coca-Cola Company to acquire its wholly owned bottling franchise located in the state of Minas Gerais (REMIL) in Brazil, and paid a purchase price of US$ 364.1 million in June 2008.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See pages F-1 through F-64, incorporated herein by reference.

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

Coca-Cola FEMSA

Mexico

Antitrust Matters

During 2000, the Comisión Federal de Competencia in Mexico (Mexican Antitrust Commission or CFC), pursuant to complaints filed by PepsiCo. and certain of its bottlers in Mexico, began an investigation of The Coca-Cola Company Export Corporation (TCCEC) for alleged monopolistic practices through exclusivity arrangements with certain retailers.

After the corresponding legal proceedings in May 2008 in the Mexican courts, a final adverse judgment was rendered against two of the six Coca-Cola FEMSA subsidiaries involved, imposing a fine of approximately Ps. 10.5 million on each of the two subsidiaries and ordering immediate suspension of such practices of alleged exclusivity arrangements. The Mexican Supreme Court decided to resolve the proceedings with respect to the complaints against the remaining four subsidiaries; a final judgment is expected to be issued this year. Although we cannot predict the outcome, if any fines are imposed, we do not believe that they will have a material adverse effect on our financial condition or results of operations.

In March 2003, in a separate proceeding, CFC began an investigation pursuant to complaints filed by some retailers and Ajemex, S.A. de C.V. (Big Cola) involving TCCEC, Coca-Cola FEMSA and six of its subsidiaries and certain other Coca-Cola bottlers based on complaints of monopolistic practices through exclusivity arrangements with certain retailers. The CFC issued a resolution, whereby it was determined that certain of Coca-Cola FEMSA’s Mexican subsidiaries engaged in monopolistic practices and (1) ordered the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealing and (2) imposed a fine of approximately Ps. 10.5 million to each of the six Coca-Cola FEMSA subsidiary companies investigated.

Coca-Cola FEMSA filed judicial proceedings challenging the ruling of the CFC. In August 2008, the Tribunal Colegiado de Circuito (a Mexican federal court) rendered its final ruling affirming the fine of Ps. 10.5 million for each of the six subsidiary companies. Coca-Cola FEMSA has already paid these fines.

Central America

Antitrust Matters in Costa Rica

During August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission), pursuant to a complaint filed by PepsiCo. and its bottler in Costa Rica, initiated an investigation of the sales practices of The Coca-Cola Company and Coca-Cola FEMSA’s Costa Rican subsidiary for alleged monopolistic practices in retail distribution, including sales exclusivity arrangements. A ruling from the Costa Rican Antitrust Commission was issued in July 2004, which found the company engaged in monopolistic practices with respect to exclusivity arrangements, pricing and the sharing of coolers under certain limited circumstances and imposed a US$ 130,000 fine. Coca-Cola FEMSA’s appeal of the Costa Rican Antitrust Commission’s ruling was dismissed. Coca-Cola FEMSA has filed judicial proceedings challenging the ruling of the Costa Rican Antitrust Commission and the process is still pending in court. We do not believe that this matter will have a material adverse effect on its financial condition or results of operations.

In November, 2004, Ajecen del Sur S.A., the bottler of Big Cola in Costa Rica, filed a complaint before the Costa Rican Antitrust Commission related to monopolistic practices in retail distribution and exclusivity agreements against The Coca-Cola Company and Coca-Cola FEMSA’s Costa Rican subsidiary. The Costa Rican Antitrust Commission has decided to pursue an investigation. The period for gathering of evidence ended in August 2006, and the final arguments have been filed. Coca-Cola FEMSA expects that the maximum fine that could be imposed is US$ 300,000. Coca-Cola FEMSA is waiting for the final resolution to be issued by the Costa Rican Antitrust Commission.

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

Venezuela

Tax Matters

In 1999, certain of Coca-Cola FEMSA’s Venezuelan subsidiaries received notice of certain tax claims asserted by the Venezuelan tax authorities. These subsidiaries have taken the appropriate recourse against these claims at the administrative level as well as before the courts in Venezuela. The claims currently total approximately US$ 21.1 million. Coca-Cola FEMSA has certain rights to indemnification from Venbottling Holding, Inc., a former shareholder of Panamco and The Coca-Cola Company, for a substantial portion of the claims. Coca-Cola FEMSA does not believe that the ultimate disposition of these cases will have a material adverse effect on its financial condition or results of operations.

Labor and Distribution Matters

Since 2001, Coca-Cola FEMSA’s Venezuelan subsidiaries have been the subject of more than 400 claims and lawsuits by former independent distributors claiming alleged labor and severance rights owed to them at the time of the termination of their relationship with Coca-Cola FEMSA. In August 2007, Coca-Cola FEMSA’s Venezuelan subsidiary was able to settle the majority of claims through a special mediation process developed by the Venezuelan Supreme Court. After the settlement of these claims, the Supreme Court invited Coca-Cola FEMSA’s Venezuelan subsidiary to participate in a new mediation and negotiation process to discuss severance claims for which the statute of limitations had expired. After the Supreme Court, in June 2008, affirmed that Coca-Cola FEMSA’s Venezuelan subsidiary was not liable, its subsidiary finalized a settlement and created a trust of US$ 11.6 million as part of a social commitment to promote construction, transportation and sale of goods under the supervision of the Venezuelan Employment Bureau.

Brazil

Antitrust Matters

Several claims have been filed against Coca-Cola FEMSA by private parties that allege anticompetitive practices by Coca-Cola FEMSA’s Brazilian subsidiaries. The plaintiffs are Ragi (Dolly), a Brazilian producer of “B Brands,” and PepsiCo alleging anticompetitive practices by Spal Indústria Brasileira de Bebidas S.A. and Recofarma Indústria do Amazonas Ltda. Of the four claims Dolly filed against Coca-Cola FEMSA, the only one remaining concerns a denial of access to common suppliers. Of the two claims made by PepsiCo, the first concerns exclusivity arrangements at the point of sale, and the second is a corporate espionage allegation against the Pepsi bottler, BAESA, which the Ministry of Economy recommended be dismissed for lack of evidence. Under Brazilian law, each of these claims could result in substantial monetary fines and other penalties, although Coca-Cola FEMSA believes each of the claims is without merit.

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

However, following the April 22, 2008 shareholder approvals, these changes will no longer occur and instead our share and unit structure will remain unchanged, absent shareholder action, as follows:

•	the BD Units and the B Units will continue to exist; and

•	the dividend preferences of the Series D-B Shares and Series D-L Shares of 125% of any amount distributed in respect of each Series B Share will continue to exist.

The following table sets forth information regarding our capital stock as of May 29, 2009:

Class	Number	Percentage of Capital	Percentage of Voting
Series B Shares (no par value)	9,246,420,270	51.7%	100.0%
Series D-B Shares (no par value)	4,322,355,540	24.2	0
Series D-L Shares (no par value)	4,322,355,540	24.2	0
Total Shares	17,891,131,350	100.0	100.0
Units
BD Units	2,161,177,770	60.4	23.4
B Units	1,417,048,500	39.6	76.6
Total Units	3,578,226,270	100.0	100.0

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

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a sociedad anónima bursátil. Trading on the Mexican Stock Exchange takes place principally through automated systems and is open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the BD Units that are directly or indirectly (for example, in the form of ADSs) quoted on a stock exchange (including for these purposes the New York Stock Exchange) outside Mexico.

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission or CNBV). Most securities traded on the Mexican Stock Exchange, including ours, are on deposit with S.D. Indeval Instituto para el Depósito de Valores S.A. de C.V., a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Price History

The following tables set forth, for the periods indicated, the reported high, low and closing sale prices and the average daily trading volumes for the B Units and BD Units on the Mexican Stock Exchange and the reported high, low and closing sale prices and the average daily trading volumes for the ADSs on the New York Stock Exchange.

	B Units (1)
	Nominal pesos				Close US$(4)	Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)	FX rate
2004	17.33	13.17	17.33	11.15	1.55	12,835
2005	24.17	15.60	21.67	10.63	2.04	674,773
2006	34.03	23.00	33.33	10.84	3.07	197,478
2007
First Quarter	42.33	33.33	40.67	11.04	3.68	4,133
Second Quarter	42.00	40.33	41.68	10.79	3.86	875
Third Quarter	41.68	36.70	37.80	10.93	3.46	1,559
Fourth Quarter	37.80	31.79	37.00	10.92	3.39	2,096
2008
First Quarter	41.95	32.00	41.94	10.63	3.95	692
Second Quarter	46.00	40.00	40.00	10.30	3.88	34,993
Third Quarter	44.00	40.00	42.00	10.97	3.83	481
Fourth Quarter	42.00	34.99	34.99	13.83	2.53	7
October	42.00	42.00	42.00	12.71	3.30	100
November	34.99	34.99	34.99	13.39	2.61	100
December(5)	—	—	—	—	—	—
2009
First Quarter	34.00	30.50	30.50	14.21	2.15	18
January(5)	—	—	—	—	—	—
February	34.00	34.00	34.00	15.09	2.25	200
March	30.50	30.50	30.50	14.21	2.15	100
April(5)	—	—	—	—	—	—
May	38.79	31.00	32.00	13.18	2.43	706
June(6)	35.60	34.70	35.60	13.43	2.65	2,167

(1)	The prices and average daily trading volume for the B Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the B Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the Federal Reserve Bank of New York using the period-end exchange rate.

(5)	In this period the B Unit did not register any volume trading operation.

(6)	Information from June 1, 2009 to June 15, 2009.

	BD Units (1)
	Nominal pesos				Close US$(4)	Average Daily Trading Volume(Units)
	High(2)	Low(2)	Close(3)	FX rate
2004	19.87	13.67	19.50	11.15	1.75	3,314,115
2005	26.46	18.63	25.69	10.63	2.42	2,088,995
2006	42.25	25.69	41.72	10.80	3.86	2,368,706
2007
First Quarter	48.58	39.10	40.68	11.04	3.68	4,257,029
Second Quarter	43.52	38.75	42.41	10.79	3.93	5,279,190
Third Quarter	43.13	36.17	40.76	10.93	3.73	3,281,171
Fourth Quarter	42.42	32.73	41.70	10.92	3.82	2,771,261
2008
First Quarter	46.53	36.13	44.77	10.63	4.21	3,197,835
Second Quarter	49.19	42.77	46.96	10.30	4.56	3,037,459
Third Quarter	49.16	38.50	41.58	10.97	3.79	2,743,194
Fourth Quarter	42.03	26.10	41.37	13.83	2.99	3,394,665
October	42.03	26.10	32.97	12.71	2.60	4,924,570
November	37.23	32.45	36.97	13.39	2.76	2,851,647
December	41.37	36.22	41.37	13.83	2.99	2,210,357
2009
First Quarter	44.24	30.49	35.86	14.21	2.52	3,032,889
January	44.24	38.49	40.17	14.33	2.80	2,079,910
February	41.55	34.81	35.19	15.09	2.33	3,263,263
March	37.77	30.49	35.86	14.21	2.52	3,777,433
April	40.69	35.32	39.00	13.80	2.83	3,234,600
May	44.13	38.39	42.88	13.18	3.25	3,155,310
June(5)	45.99	43.03	43.03	13.43	3.20	1,881,473

(1)	The prices and average daily trading volume for the BD Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the BD Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the Federal Reserve Bank of New York using the period-end exchange rate.

(5)	Information from June 1, 2009 to June 15, 2009.

	ADSs(1)
	U.S. dollars			Average Daily Trading Volume (ADSs)
	High(2)	Low(2)	Close(3)
2004	17.64	12.34	17.54	846,888
2005	24.58	16.97	24.17	986,032
2006	39.17	24.41	38.59	1,159,232
2007
First Quarter	44.42	34.85	36.80	1,620,178
Second Quarter	40.51	35.41	39.32	1,264,422
Third Quarter	40.04	32.50	37.40	1,252,859
Fourth Quarter	39.27	29.96	38.17	1,231,342
2008
First Quarter	43.35	33.37	41.78	1,173,074
Second Quarter	47.48	41.58	45.51	1,156,991
Third Quarter	49.39	35.07	38.14	1,408,044
Fourth Quarter	38.17	19.25	30.13	1,539,345
October	38.17	19.25	25.29	2,129,380
November	29.30	23.08	27.51	1,471,524
December	30.64	26.16	30.13	981,062
2009
First Quarter	32.06	19.91	25.21	1,168,072
January	32.06	27.35	28.15	1,005,971
February	28.52	23.04	23.04	1,243,493
March	26.51	19.91	25.21	1,250,300
April	30.26	25.27	28.31	989,092
May	33.36	28.16	32.69	884,745
June(4)	34.96	32.06	32.06	575,545

(1)	Each ADS is comprised of 10 BD Units. Prices and average daily trading volume were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Information from June 1, 2009 to June 15, 2009.

ITEM 10.	ADDITIONAL INFORMATION

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

•

elimination of the role and responsibilities of the statutory examiner (comisario), whose surveillance responsibilities have been assumed by the board of directors through the Corporate Practices Committee and the Audit Committee, as well as by our external auditor;

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

Organization and Register

We are a sociedad anónima bursátil de capital variable organized in Mexico under the Mexican General Corporations Law. We were incorporated in 1936 under the name Valores Industriales, S.A., as a sociedad anónima, and are currently named Fomento Económico Mexicano, S.A.B. de C.V. We were registered in the Public Registry of Commerce of Monterrey, Nuevo León on May 30, 1936 under the mercantile number 69, page 168, volume 79, third book, second auxiliary of the Registry.

Voting Rights and Certain Minority Rights

Each Series B Share entitles its holder to one vote at any of our ordinary or extraordinary general shareholders meetings. Our bylaws state that the board of directors must comprise no more than 21 members. Holders of Series B Shares are entitled to elect at least 11 members of our board of directors. Holders of Series D Shares are entitled to elect five members of our board of directors. Our bylaws also contemplate that, should a conversion of the Series D-L Shares to Series L Shares occur pursuant to the vote of our Series D-B and Series D-L shareholders at special and extraordinary shareholders meetings, the holders of Series D-L shares (who would become holders of newly-issued Series L Shares) will be entitled to elect two members of the board of directors. None of our shares has cumulative voting rights, which is a right not regulated under Mexican law.

Under our bylaws, the holders of Series D Shares are entitled to vote at extraordinary shareholders meetings called to consider any of the following limited matters: (1) the transformation from one form of corporate organization to another, other than from a company with variable capital stock to a company without variable capital stock or vice versa, (2) any merger in which we are not the surviving entity or with other entities whose principal corporate purposes are different from those of our company or our subsidiaries, (3) change of our jurisdiction of incorporation, (4) dissolution and liquidation and (5) the cancellation of the registration of the Series D Shares or Series L Shares in the Mexican Stock Exchange or in any other foreign stock market where listed, except in the case of the conversion of these shares as provided for in our bylaws.

Holders of Series D Shares are also entitled to vote at any extraordinary shareholders meeting called to consider any of the following matters:

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

Pursuant to the Mexican Securities Law and the Mexican General Corporations Law, our bylaws include a number of minority shareholder protections. These minority protections include provisions that permit:

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

Shareholders Meetings

General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain matters specified in Article 182 and 228 BIS of the Mexican General Corporations Law, Articles 53 and 108(II) of the Mexican Securities Law and in our bylaws. These matters include: amendments to our bylaws, liquidation, dissolution, merger and transformation from one form of corporate organization to another, issuance of preferred stock and increases and reductions of the fixed portion of our capital stock. In addition, our bylaws require an extraordinary meeting to consider the cancellation of the registration of shares with the Mexican Registry of Securities, or RNV or with other foreign stock exchanges on which our shares may be listed, the amortization of distributable earnings into capital stock, and an increase in our capital stock in terms of the Mexican Securities Law. General meetings called to consider all other matters, including increases or decreases affecting the variable portion of our capital stock, are ordinary meetings. An ordinary meeting must be held at least once each year within the first four months following the end of the preceding fiscal year. Holders of BD Units or B Units are entitled to attend all shareholders meetings of the Series B Shares and Series D Shares and to vote on matters that are subject to the vote of holders of the underlying shares.

The quorum for an ordinary shareholders meeting on first call is more than 50% of the Series B Shares, and action may be taken by a majority of the Series B Shares represented at the meeting. If a quorum is not available, a second or subsequent meeting may be called and held by whatever number of Series B Shares is represented at the meeting, at which meeting action may be taken by a majority of the Series B Shares that are represented at the meeting.

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

Shareholders meetings may be called by the board of directors, the audit committee or the corporate practice committee and, under certain circumstances, a Mexican court. Holders of 10% or more of our capital stock may require the chairman of the board of directors, or the chairman of the audit or corporate practices committees to call a shareholders meeting. A notice of meeting and an agenda must be published in the Periódico Oficial del Estado de Nuevo León (Official State Gazette of Nuevo León) or a newspaper of general circulation in Monterrey, Nuevo León, Mexico at least 15 days prior to the date set for the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whomever convened the meeting. Shareholders meetings will be deemed validly held and convened without a prior notice or publication whenever all the shares representing our capital stock are fully represented. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice. To attend a meeting, shareholders must deposit their shares with the company or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend a meeting, a shareholder may be represented by an attorney-in-fact.

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

Redemption

We may redeem part of our shares for cancellation with distributable earnings pursuant to a decision of an extraordinary shareholders meeting. Only shares subscribed and fully paid for may be redeemed. Any shares intended to be redeemed shall be purchased on the Mexican Stock Exchange in accordance with the Mexican General Corporations Law and the Mexican Securities Law. No shares will be redeemed, if as a consequence of such redemption, the Series D and Series L Shares in the aggregate exceed the percentages permitted by our bylaws or if any such redemption will reduce our fixed capital below its minimum.

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

In the event of actions derived from any breach of the duty of care and the duty of loyalty, liability is exclusively in favor of the company. The Mexican Securities Law, establishes that liability may be imposed on the members and the secretary of the board of directors, as well as to the relevant officers.

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

The Coca-Cola Memorandum

In connection with the acquisition of Panamco, in 2003, Coca-Cola FEMSA established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and our company that were memorialized in writing prior to completion of the acquisition. The terms are as follows:

•	The current stockholder arrangements between our company and The Coca-Cola Company will continue in place. See “—Shareholders Agreement.”

•	We will continue to consolidate Coca-Cola FEMSA’s financial results.

•	The Coca-Cola Company and our company will continue to discuss in good faith the possibility of implementing changes to Coca-Cola FEMSA’s capital structure in the future.

•

There will be no changes in concentrate pricing or marketing support by The Coca-Cola Company up to May 2004. After such time, The Coca-Cola Company has complete discretion to implement any changes with respect to these matters, but any decision in this regard will be discussed with Coca-Cola FEMSA and will take Coca-Cola FEMSA’s operating condition into consideration.

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

•	Coca-Cola FEMSA entered into a stand-by credit facility, on December 19, 2003 with The Coca-Cola Export Corporation, which expired in December 2006 and was never used.

New Cooperation Framework with the Coca-Cola Company

On September 1, 2006, Coca-Cola FEMSA and The Coca-Cola Company arrived at a comprehensive cooperation framework for a new stage of collaboration going forward. This new framework includes the main aspects of Coca-Cola FEMSA’s relationship with The Coca-Cola Company and defines the terms for the new collaborative business model. The framework is structured around three main objectives:

•

Sustainable growth of sparkling beverages, still beverages and bottled water: Together with The Coca-Cola Company, Coca-Cola FEMSA has defined a platform to jointly pursue, organically and through acquisitions, incremental growth in the sparkling beverage category, as well as accelerated development of still beverages and bottled water across Latin America. To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase to marketing support of the entire portfolio. In addition, the new framework contemplates a new, all-encompassing business model for the development of still beverages that further aligns Coca-Cola FEMSA’s and The Coca-Cola Company’s objectives and should contribute to incremental long-term value creation at both companies.

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

Bottler Agreements

Bottler agreements are the standard agreements for each territory that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates for certain Coca-Cola trademark beverages. Coca-Cola FEMSA manufactures, packages, distributes and sells sparkling beverages and bottled water under a separate bottler agreement for each of its territories.

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

The Coca-Cola Company has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. The Coca-Cola Company may also introduce new beverages in Coca-Cola FEMSA’s territories in which case Coca-Cola FEMSA has a right of first refusal with respect to the manufacturing, packaging, distribution and sale of such new beverages subject to the same obligations as then exist with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit Coca-Cola FEMSA from producing or handling cola products other than those of The Coca-Cola Company, or other products or packages that would imitate, infringe upon, or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, or from acquiring or holding an interest in a party that engages in such activities. The bottler agreements also prohibit Coca-Cola FEMSA from bottling any sparkling beverage product except under the authority of, or with the consent of, The Coca-Cola Company. The bottler agreements impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company so as to conform to policies prescribed by The Coca-Cola Company. In particular, Coca-Cola FEMSA is obligated to:

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

The Coca-Cola Company contributed a significant portion of Coca-Cola FEMSA’s total marketing expenses in its territories during 2008, a period in which Coca-Cola FEMSA contributed to The Coca-Cola Company’s marketing expenses and has reiterated its intention to continue providing such support as part of our new cooperation framework. Although Coca-Cola FEMSA believes that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “—Shareholders Agreement.”

Coca-Cola FEMSA has separate bottler agreements with The Coca-Cola Company for each of the territories in which it operates. Some of these bottler agreements renew automatically unless one of the parties gives prior notice that it does not wish to renew the agreement, while others require an agreement between the parties or require Coca-Cola FEMSA to give notice electing to renew the agreement.

Coca-Cola FEMSA’s bottler agreements for Mexico expire in 2013 for two of its territories, and in 2015 for the other two territories. The agreements are renewable, in each case, for ten-year terms. Coca-Cola FEMSA’s bottler agreements for Guatemala, Costa Rica, Nicaragua, Panama (other beverages), Venezuela and Colombia expire on July 31, 2009, pursuant to letters of extension. These bottler agreements are renewable by agreement of the parties. Coca-Cola FEMSA’s bottler agreement for Coca-Cola trademark beverages for Panama has an indefinite term but may be terminated with six months prior written notice by either party. Coca-Cola FEMSA’s bottler agreement for Argentina expires in 2014. Coca-Cola FEMSA’s bottler agreement for Brazil expired in December 2004. Coca-Cola FEMSA is also operating under the terms of the existing Brazilian bottler agreement in the acquired territory of REMIL. For the expired agreements and the agreements expiring this year, Coca-Cola FEMSA is currently in the process of negotiating renewals for such agreements on similar terms and conditions as the rest of the countries and Coca-Cola FEMSA and The Coca-Cola Company will continue operating under the terms of the existing agreements.

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

Our business activities require the holding or issuing of derivative financial instruments that expose us to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2008, we had outstanding long-term indebtedness of Ps. 38,059 million, of which 30.7% bore interest at fixed interest rates and 69.3% bore interest at variable interest rates. Swap contracts held by us effectively switch a portion of our variable rate indebtedness into fixed-rate indebtedness. After giving effect to these contracts, as of December 31, 2008, 63.9% of our long-term indebtedness was fixed rate and 36.1% of our long-term indebtedness was variable rate. The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate, or LIBOR, (a benchmark rate used for Eurodollar loans), the Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate) or TIIE, and the Certificados de la Tesorería (Treasury Certificates) or CETES rate. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our derivative financial instruments that are sensitive to changes in interest rates and exchange rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2008, plus spreads contracted by us. Our derivative financial instruments’ current payments are denominated in U.S. dollars, Mexican pesos and Brazilian reais. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2008 exchange rate of 13.5383 Mexican pesos per U.S. dollar, and 5.7930 Mexican pesos per Brazilian reais.

The table below also includes the estimated fair value as of December 31, 2008 of:

•

short and long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;

•	long-term notes payable, based on quoted market prices; and

•	cross currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2008.

As of December 31, 2008, the fair value represents a decrease in total debt of Ps. 149 million.

Principal by Year of Maturity

	At December 31, 2008								At December 31, 2007
	2009	2010	2011	2012	2013	2014 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of Mexican pesos)
Short-term debt:
Variable rate debt:
Mexican pesos	3,820						3,820	3,753	150	150
Interest rate(1)	11.6%						11.6%		7.8%
									500	500
Argentine pesos	816						816	768	11.0%
Interest rate(1)	19.6%						19.6%
Colombian pesos	798						798	816	425	425
Interest rate(1)	15.2%						15.2%		15.7%
Venezuelan Bolívares fuertes	365						365	372	2,372	2,372
Interest rate(1)	22.2%						22.2%		6.7%
U.S. dollars
Interest rate(1)
Subtotal	5,799						5,799	5,709	1,075	1,075
Long-term debt:
Fixed rate debt:
Mexican pesos	640	2,200	280	1,916	—	2,692	7,728	7,828	7,594	7,779
Interest rate(1)	10.2%	10.2%	10.3%	10.0%	—	4.2%	8.1%	—	8.0%	—
U.S. dollars	3,782	36	4	—	—	—	3,822	3,822	3,946	4,103
Interest rate(1)	7.1%	3.6%	3.8%	—	—	—	7.1%	—	7.0%	—
Japanese yen	120	—	—	—	—	—	120	120	230	230
Interest rate(1)	2.8%	—	—	—	—	—	2.8%	—	4.8%	—
Brazilian reais	1	—	—	—	—	—	1	1
Interest rate(1)	10.5%	—	—	—	—	—	10.5%	—	—	—
Subtotal	4,543	2,236	284	1,916	—	2,692	11,671	11,771	11,770	12,112
Variable rate debt:
Mexican pesos	1,269	731	3,267	4,523	5,210	4,218	19,218	19,059	22,760	22,796
Interest rate(1)	8.9%	8.8%	8.8%	8.8%	8.9%	9.0%	8.9%	—	8.1%	—
U.S. dollars	37	37	1,118	2,277	2,796	—	6,265	6,265	2,016	2,016
Interest rate(1)	2.3%	2.3%	2.3%	2.6%	2.7%	—	2.6%	—	5.2%	—

	At December 31, 2008								At December 31, 2007
	2009	2010	2011	2012	2013	2014 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of Mexican pesos)
Brazilian reais	—	—	—	—	—	—	—	—	36	36
Interest rate(1)	—	—	—	—	—	—	—	—	8.7%	—
Colombian pesos	—	905	—	—	—	—	905	905
Interest rate(1)	—	15.4%	—	—	—	—	15.4%	—
Subtotal	1,306	1,673	4,385	6,800	8,006	4,218	26,388	26,229	24,812	24,848
Total debt	11,648	3,909	4,669	8,716	8,006	6,910	43,858	43,709	37,657	38,035
Derivative financial instruments:
Interest rate swaps:
Mexican pesos:
Variable to fixed	1,250	712	1,763	1,750	3,405	165	9,045	(178)	18,550	(324)
Interest pay rate(1)	9.3%	9.1%	9.1%	9.1%	9.5%	9.0%	9.3%	—	9.6%
Interest receive rate(1)	8.8%	8.8%	8.7%	8.7%	8.7%	9.0%	8.7%	—	7.9%
Cross currency and interest rate swaps:
Units of Investment (or UDIs)
Fixed to Fixed	—	—	—	—	—	3,595	3,595	95
Interest pay rate(1)	—	—	—	—	—	9.98%	9.98%	—
Interest receive rate(1)	—	—	—	—	—	4.21%	4.21%	—
U.S. dollars to Mexican pesos:
Variable to fixed	—	—	846	846	423	—	2,115	578
Interest pay rate(1)	—	—	8.1%	8.1%	8.1%	—	8.1%	—		—
Interest receive rate(1)	—	—	0.9%	0.9%	0.9%	—	0.9%	—
Variable to Variable	—	—	—	209	105	—	314	96
Interest pay rate(1)	—	—	—	8.5%	8.5%	—	8.5%	—		—
Interest receive rate(1)	—	—	—	3.6%	3.6%	—	3.6%	—		—
Japanese yen to Brazilian reais
Fixed to variable	72		—	—	—	—	72	37	230	1
Interest pay rate(1)	14.4%		—	—	—	—	14.4%	—	11.8%
Interest receive rate(1)	2.8%		—	—	—	—	2.8%	—	4.8%

(1)	Weighted average interest rate.

A hypothetical, instantaneous and unfavorable change of one percentage point in the average interest rate applicable to variable-rate liabilities held at December 31, 2008 would increase our interest expense by approximately Ps. 137 million, or 12.6%, over the 12-month period of 2008 assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country in which we operate, relative to the U.S. dollar. In 2008, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Countries At December 31, 2008

Region	Countries	% of Consolidated Total Revenues
Mexico	Mexican peso	65.8%
Venezuela	Bolívar fuerte	9.1%
Mercosur	Reais, Argentine peso	15.3%
United States	U.S. dollar	2.1%
Latincentro	Others(1)	7.7%

(1)	Quetzal, Balboas, Colon, U.S. Dollar and Colombian pesos.

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA and FEMSA Cerveza. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2008 after giving effect to all cross currency swaps, 79.0% of our long-term indebtedness was denominated in Mexican pesos, 18.3% was denominated in U.S. dollars, 2.4% was denominated in Colombian pesos and the remaining 0.3% was denominated in Brazilian reais. We also have short-term indebtedness which consists of revolving bank loans. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated long-term indebtedness is increased.

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar-denominated debt obligations as shown in the interest risk table above. We occasionally utilize financial derivative instruments to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies.

As of December 31, 2008, we had forward agreements that meet the hedging criteria for accounting purposes, to hedge our operations denominated in U.S. dollars. The notional amount is Ps. 1,786 million with a fair value asset of Ps. 458 million, and maturity dates during 2009. As of the December 31, 2008 we recorded a net gain on expired forward agreements of Ps. 115 million as a part of foreign exchange. The fair value of the foreign currency forward contracts is estimated based on the quoted market price of each agreement at year end assuming the same maturity dates originally contracted.

As of December 31, 2008, certain forward agreements do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value were recorded in our consolidated income statement. These contracts with a notional amount of Ps. 544 million, expired in 2009 and generated a loss of Ps. 225 million. As of December 31, 2008 and 2007, the net effect of expired contracts that do not meet hedging criteria for accounting purposes, was a loss of Ps. 643 million and a gain of Ps. 22 million, respectively. The fair value of the foreign currency forward contracts is estimated based on the quoted market price of each agreement at year end assuming the same maturity dates originally contracted.

As of December 31, 2008, we did not have any call option agreements to buy U.S. dollars. We contracted cross currency swaps to manage the interest rate and foreign exchange risks associated with our borrowings denominated in U.S. dollars and other foreign currencies which are designated as cash flow hedges. The aggregate notional amount is Ps. 2,115 million with maturity date in 2013. The fair value is estimated based on quoted market exchange rates and interest rates to terminate the contracts at December 31, 2008, with a fair value asset of Ps. 578 million.

As of December 31, 2008, we have cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 2,887 million that expire in 2017, for which we have recorded a net fair value asset of Ps. 333 million. The fair value changes related to these cross currency swaps were recorded as part of the ineffective portion of our derivative financial instruments, net of changes related to our long-term liabilities, which amounted to a loss of Ps. 1 million. The net effect of our expired contracts as of December 31, 2008, 2007 and 2006 was recorded as a financial expense and amounted to Ps. 178 million, Ps. 37 million and Ps. 72 million respectively.

As of December 31, 2008, certain cross currency swap instruments do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value were recorded in the income statement. The notional amount of these contracts is Ps. 2,302 million and mature in 2011 and 2012. The fair value of these contracts represented a gain of Ps. 468 million. As of December 31, 2008 and 2007, the net effect of expired contracts is included in the integral result of financing was a loss of Ps. 225 million, a gain of Ps. 64 million and a loss of Ps. 3 million respectively.

As of December 31, 2008, we had determined that our leasing contracts denominated in U.S. dollars host an embedded derivative financial instrument. The fair value of these contracts is based on the exchange rate used to finish the contract as of the end of the period. At December 31, 2008 and 2007, the fair value of these contracts represented Ps. 137 million, Ps. 9 million and Ps. 49 million, respectively, which are recorded in the income statement as market value loss on ineffective portion of derivative financial instruments.

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Mexican peso relative to the U.S. dollar occurring on December 31, 2008, would have resulted in an increase in our net consolidated integral result of financing expense of approximately Ps. 1,303 million over the 12-month period of 2008, reflecting higher interest expense and foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2008. However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of local currencies relative to the U.S. dollar in inflationary economic environments, which gain on monetary position would reduce the consolidated net integral result of financing.

As of May 29, 2009, the exchange rates relative to the U.S. dollar of all the countries in which we operate as well as their devaluation/revaluation effect compared to December 31, 2008, are as follows:

Country	Currency	Exchange Rate as of May 29, 2009	(Devaluation) / Revaluation
Mexico	Mexican peso	13.1590	2.8%
Brazil	Reai	1.9730	15.6%
Venezuela	Bolívar fuerte	2.1500	0.0%
Colombia	Colombian peso	2,140.6600	4.6%
Argentina	Argentine peso	3.7490	(8.6)%
Costa Rica	Colon	581.5800	(3.7)%
Guatemala	Quetzal	8.1208	(4.4)%
Nicaragua	Cordoba	20.2474	(2.0)%
Panama	U.S. dollar	1.000	0%

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of all the countries in which we operate, relative to the U.S. dollar occurring on December 31, 2008, would produce a reduction in stockholders’ equity as follows:

Country	Currency	Reduction in Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	161
Brazil	Reai	769
Venezuela	Bolívar fuerte	279
Colombia	Colombian peso	277
Costa Rica	Colon	74
Argentina	Argentine peso	98
Guatemala	Quetzal	64
Nicaragua	Cordoba	39
Panama	U.S. dollar	0

Equity Risk

As of December 31, 2008 and 2007, we did not have any equity forward agreements.

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials that are exposed to variations of exchange rates. As of December 31, 2008, we had various derivative instruments contracts with maturity dates in 2009 and 2013, notional amounts of Ps. 8,755 million and a fair value liability of Ps. 2,955 million. The result of our commodity price contracts as of December 31, 2008, 2007 and 2006 was a gain of Ps. 17 million and losses of Ps. 82 million and Ps. 106 million, respectively, which were recorded in the results of operations of each year. We have certain derivative contracts that do not meet hedging criteria for accounting purposes. As of December 31, 2008 and 2007, the fair value of these contracts was recognized as losses on ineffective portion of derivative financial instruments of Ps. 217 million and 43 million, respectively. The net effect of expired contracts that do not meet hedging criteria for accounting purposes were losses of Ps. 258 million and Ps. 27 million, as of the end of December 31, 2008 and 2007 respectively. The fair value is estimated based on the quoted market prices to terminate the contracts at the reporting date.

ITEMS 12-14. NOT APPLICABLE

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclose Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Mancera, S.C., a member of Ernst & Young Global an independent registered public accounting firm, as stated in its report included herein.

(c) Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders

Fomento Económico Mexicano, S.A.B. de C.V.

We have audited Fomento Económico Mexicano, S.A.B. de C.V. ‘s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Fomento Económico Mexicano, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Fomento Económico Mexicano, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries as of December 31, 2008, the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended and our report dated June 26, 2009 expressed an unqualified opinion on those financial statements.

Mancera, S.C. A Member Practice of Ernst & Young Global

C.P.C. Víctor Luis Soulé García

Monterrey, N.L.,

June 26, 2009

(d) Changes in Internal Control over Financial Reporting

During 2008, there were no changes in our internal control over financial reporting that either materially affected, or would be reasonably likely to have a material effect, on our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our shareholders and our board of directors have designated José Manuel Canal Hernando, an independent director as required by the Mexican Securities Law and applicable New York Stock Exchange listing standards, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors.”

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.femsa.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

For the fiscal year ended December 31, 2008, Mancera, S.C. a member of Ernst & Young Global, replaced Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu, as our auditor.

The following table summarizes the aggregate fees billed to us in 2008 by Mancera, S.C. and in 2007 by Galaz, Yamazaki, Ruiz Urquiza, S.C., both of which are independent registered public accounting firms, during fiscal years ended December 31, 2008 and 2007:

	Year ended December 31,
	2008		2007
	(in millions of Mexican pesos)
Audit fees	Ps.	79	Ps.	103
Audit-related fees		1		13
Tax fees		6		9
Other fees		—		8

Total	Ps.	86	Ps.	133

Audit fees. Audit fees in the above table represent the aggregate fees billed in connection with the audit of our annual financial statements, as well as to other limited procedures in connection with our quarterly financial information and other statutory and regulatory audit actitities.

Audit-related fees. Audit-related fees in the above table for the year ended December 31, 2008 and 2007 are the aggregate fees billed mainly in connection with due diligence services.

Tax fees. Tax fees in the above table are fees billed for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

Other fees. Other fees in the above table are consulting related fees and other fees represented, which represented 6% as a percentage of total fees billed to us as of December 31, 2007. During 2008, there were no other fees.

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

ITEM 16D. NOT APPLICABLE

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any of our equity securities in 2008. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees––EVA Stock Incentive Plan.”

Purchases of Equity Securities

Purchase Date	Total Number of BD Units Purchased	Average Price Paid per BD Units		Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 1, 2007	3,202,140	Ps.	41.17

March 1, 2008	4,592,920	Ps.	39.51

March 1, 2009	5,392,080	Ps.	38.76

ITEM 16F. NOT APPLICABLE

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to Rule 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Law and the regulations issued by the CNBV. We also disclose the extent of compliance with the Código de Mejores Prácticas Corporativas (Mexican Code of Best Corporate Practices), which was created by a group of Mexican business leaders and was endorsed by the CNBV.

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practices

Directors Independence: A majority of the board of directors must be independent.

Directors Independence: Pursuant to the Mexican Securities Law, we are required to have a board of directors with a maximum of 21 members, 25% of whom must be independent.

The Mexican Securities Law sets forth, in article 26, the definition of “independence,” which differs from the one set forth in Section 303A.02 of the Listed Company Manual of the NYSE. Generally, under the Mexican Securities Law, a director is not independent if such director: (i) is an employee or a relevant officer of the company or its subsidiaries; (ii) is an individual with significant influence over the company or its subsidiaries; (iii) is a shareholder or participant of the controlling group of the company; (iv) is a client, supplier, debtor, creditor, partner or employee of an important client, supplier, debtor or creditor of the company; or (v) is a family member of any of the aforementioned persons.

In accordance with the Mexican Securities Law, our shareholders are required to make a determination as to the independence of our directors at an ordinary meeting of our shareholders, though the CNBV may challenge that determination. Our board of directors is not required to make a determination as to the independence of our directors.

Executive sessions: Non-management directors must meet at regularly scheduled executive sessions without management.

Executive sessions: Under our bylaws and applicable Mexican law, our non-management and independent directors are not required to meet in executive sessions.

Our bylaws state that the board of directors will meet at least four times a year, following the end of each quarter, to discuss our operating results and progress in achieving strategic objectives. Our board of directors can also hold extraordinary meetings.

Nominating/Corporate Governance Committee: A nominating/corporate governance committee composed entirely of independent directors is required.

Nominating/Corporate Governance Committee: We are not required to have a nominating committee, and the Mexican Code of Best Corporate Practices does not provide for a nominating committee.

However, Mexican law requires us to have a Corporate Practices Committee. Our Corporate Practices Committee is composed of three members, and as required by the Mexican Securities Law and our bylaws, the three members are independent.

Compensation committee: A compensation committee composed entirely independent directors is required.	Compensation committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders’ interests and corporate performance.

NYSE Standards	Our Corporate Governance Practices

Audit committee: Listed companies must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.	Audit committee: We have an Audit Committee of four members. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Law.

Equity compensation plan: Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plan: Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives. Our current equity compensation plans have been approved by our board of directors.

Code of business conduct and ethics: Corporate governance guidelines and a code of conduct and ethics are required, with disclosure of any waiver for directors or executive officers.	Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16B of SEC Form 20-F. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.femsa.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 17.	NOT APPLICABLE

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-64, incorporated herein by reference.

ITEM 19	EXHIBITS

1.1	Bylaws (estatutos sociales) of Fomento Económico Mexicano, S.A.B. de C.V., approved on April 22, 2008, together with an English translation thereof (incorporated by reference to Exhibit 1.1 of FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 333-08752)).

2.1	Deposit Agreement, as further amended and restated as of May 11, 2007, among FEMSA, The Bank of New York, and all owners and holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to FEMSA’s registration statement on Form F-6 filed on April 30, 2007 (File No. 333- 142469)).

2.2	Specimen certificate representing a BD Unit, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, together with an English translation (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

2.3	Indenture, dated July 11, 1997, by and between Corporación Interamericana de Bebidas, S.A. de C.V. and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of Panamco’s Registration Statement on Form F-4, filed on November 7, 1997 (File No. 333-07918)).

2.4	First Supplemental Indenture, dated October 15, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

2.5	Second Supplemental Indenture, dated November 19, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

2.6	Third Supplemental Indenture, dated August 1, 2007, between Propimex, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-12260)).

3.1	Amended Voting Trust Agreement among certain principal shareholders of FEMSA together with an English translation (incorporated by reference to FEMSA’s Schedule 13D as amended filed on August 11, 2005 (File No. 005-54705)).

4.1	Amended and Restated Shareholders’ Agreement, dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company and Inmex (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.2	Amendment, dated May 6, 2003, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.3	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.4	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.5	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.6	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.7	Letter of Renewal, dated June 3, 2009, between The Coca-Cola Company and Industria Nacional de Gaseosas S.A., with respect to operations in Colombia (English translation) (incorporated by reference to Exhibit 4.19 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-12260)).

4.8	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.9	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.10	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.11	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.12	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.13	Bottler Agreement, dated August 16, 1996, and Letter of Renewal, dated February 9, 2001, between The Coca-Cola Company and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (with English translation) (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.14	Bottler Agreement, dated August 16, 1996, and Letter of Renewal, dated February 9, 2001, between Advantage Investments, Inc. and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.15	Supply Agreement, dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.16	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.17	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Baijo, S.A. de C.V., and the Coca-Cola Company with respect to operations in Baijo, Mexico (English translation). (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.18	Letter of Renewal, dated December 12, 2005, between The Coca-Cola Company and Embotelladora Central, S.A, with respect to operations in Guatemala (English translation) (incorporated by reference to Exhibit 4.10 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.19	Letter of Renewal, dated January 4, 2006, between The Coca-Cola Company and Coca-Cola de Panamá, Compañia Embotelladora, S.A., with respect to operations in Panama (English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.20	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL—Industria Brasileira de Bebidas, S.A. and The Coca-Cola Company with respect to operations in São Paulo, Brazil (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.21	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL—Industria Brasileira de Bebidas, S.A. and The Coca-Cola Company with respect to operations in Campinas, Brazil (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.22	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL—Industria Brasileira de Bebidas, S.A., and The Coca-Cola Company with respect to operations in Campo Grande, Brazil (English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.23	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.24	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.25	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.26	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.27	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).

4.28	Supply Agreement dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques, (incorporated by reference to Exhibit 10.7 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.29	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

4.30	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.31	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.32	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.33	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.34	Letter of Renewal, dated December 12, 2005, between The Coca-Cola Company and Industria Nacional de Gaseosas S.A., with respect to operations in Colombia (English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.35	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.36	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.37	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.38	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.39	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.40	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.41	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.42	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.43	Letter of Renewal, dated June 3, 2009, between The Coca-Cola Company and Industria Nacional de Refrescos, S.A., with respect to operations in Nicaragua (English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 2009 (File No. 1-12260)).

4.44	Bottler Agreement, dated August 1, 1947, between The Coca-Cola Company and The Panama Coca-Cola Bottling Company, with respect to operations in Panama (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 25, 2007 (File No. 1-12260)).

4.45	Bottler Agreement, dated November 1, 1994 between The Coca-Cola Company and Coca-Cola de Panamá, Compañía Embotelladora, S.A, with respect to operations in Panama (English translation) (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 25, 2007 (File No. 1-12260)).

4.46	Letter of Renewal, dated June 3, 2009, between The Coca-Cola Company and Coca-Cola FEMSA de Panamá, S.A., with respect to operations in Panama (English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 2009 (File No. 1-12260)).

4.47	Bottler Agreement and Letter Agreement, both dated October 1, 2002, between The Coca-Cola Company and Embotelladora Panamco Tica, S.A. with respect to operations in Costa Rica (English translation) (incorporated by reference to Exhibit 4.11 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.48	Bottler Agreement, dated July 1, 1999, between The Coca-Cola Company and Panamco-Colombia, S.A., with respect to operations in Colombia (English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.49	Letter of Renewal, dated June 3, 2009, between The Coca-Cola Company and Embotelladora Central, S.A., with respect to operations in Guatemala (English translation) (incorporated by reference to Exhibit 4.10 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 2009 (File No. 1-12260)).

4.50	Bottler Agreement, dated August 16, 1996 and Letter of Renewal, dated February 9, 2001, between The Coca-Cola Company and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (English translation) (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.51	Letter of Renewal, dated June 3, 2009, between The Coca-Cola Company and Embotelladora Hit de Venezuela S.A. de C.V., with respect to operations in Venezuela (English translation) (incorporated by reference to Exhibit 4.22 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 2009 (File No. 1-12260)).

4.52	Letter of Renewal, dated June 3, 2009, between The Coca-Cola Company and Coca-Cola FEMSA de Costa Rica, S.A., with respect to operations in Costa Rica (English translation) (incorporated by reference to Exhibit 4.17 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 2009 (File No. 1-12260)).

8.1	Significant Subsidiaries.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 30, 2009

Fomento Económico Mexicano, S.A.B. de C.V.

By:	/S/ JAVIER ASTABURUAGA SANJINES
Name:	Javier Astaburuaga Sanjines
Title:	Executive Vice-President of Finance and Strategic Development / Chief Financial Officer

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries:

We have audited the accompanying consolidated balance sheet of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries as of December 31, 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries at December 31, 2008, and the consolidated results of their operations and cash flows for the year then ended, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States (See Notes 26, 27 and 28 to the consolidated financial statements).

As disclosed in Note 2 to the accompanying consolidated financial statements, during 2008 the Company adopted Mexican Financial Reporting Standard (“MFRS”) B-2 Statement of Cash Flows, MFRS B-10 Effects of Inflation, and certain other MFRS. The application of all of these standards was prospective in nature.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fomento Económico Mexicano, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 26, 2009, expressed an unqualified opinion on the effectiveness of internal control over financial reporting.

Mancera, S.C.

A Member Practice of

Ernst & Young Global

/s/ C.P.C. Víctor Luis Soulé García

C.P.C. Víctor Luis Soulé García

Monterrey, N.L., Mexico

June 26, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Fomento Económico Mexicano, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheet of Fomento Económico Mexicano, S.A.B. de C.V. (a Mexican corporation) and subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2007 and 2006, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of FEMSA Comercio, S.A. de C.V. and subsidiaries (a consolidated subsidiary), which statements reflect total assets constituting 9% of consolidated total assets as of December 31, 2007, and total revenues constituting 29% and 27%, respectively, of consolidated total revenues for the years ended December 31, 2007 and 2006. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for FEMSA Comercio, S.A. de C.V. and subsidiaries, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries as of December 31, 2007, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for the years ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended December 31, 2007, and the determination of stockholders’ equity as of December 31, 2007, to the extent summarized in Note 27.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

/s/ C.P.C. Gabriel González Martínez

C.P.C. Gabriel González Martínez

Monterrey, N.L., Mexico

June 12, 2008

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Balance Sheets

At December 31, 2008 and December 31, 2007. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2008		2007
ASSETS
Current Assets:
Cash and cash equivalents	$659	Ps. 9,110	Ps. 10,456
Accounts receivable	778	10,759	9,329
Inventories	945	13,065	10,037
Recoverable taxes	213	2,951	1,699
Investment in shares available for sale	—	—	684
Other current assets	226	3,132	1,280

Total current assets	2,821	39,017	33,485

Investments in shares	142	1,965	1,863
Property, plant and equipment	4,441	61,425	54,707
Bottles and cases	270	3,733	3,125
Intangible assets	4,721	65,299	60,234
Deferred taxes asset	90	1,247	1,264
Other assets	893	12,354	11,117

TOTAL ASSETS	13,378	185,040	165,795

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans	419	5,799	3,447
Current portion of long-term debt	423	5,849	5,917
Interest payable	27	376	475
Suppliers	1,209	16,726	13,657
Accounts payable	420	5,804	4,658
Taxes payable	292	4,044	3,658
Other current liabilities	398	5,496	1,705

Total current liabilities	3,188	44,094	33,517

Long-Term Liabilities:
Bank loans and notes payable	2,329	32,210	30,665
Labor liabilities	209	2,886	3,718
Deferred taxes liability	174	2,400	3,584
Contingencies and other liabilities	473	6,555	4,658

Total long-term liabilities	3,185	44,051	42,625

Total liabilities	6,373	88,145	76,142

Stockholders’ Equity:
Minority interest in consolidated subsidiaries	2,030	28,074	25,075

Majority interest:
Capital stock	387	5,348	5,348
Additional paid-in capital	1,486	20,551	20,612
Retained earnings from prior years	2,814	38,929	38,108
Net income	485	6,708	8,511
Cumulative other comprehensive loss	(197)	(2,715)	(8,001)

Majority interest	4,975	68,821	64,578

Total stockholders’ equity	7,005	96,895	89,653

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$13,378	Ps. 185,040	Ps. 165,795

The accompanying notes are an integral part of these consolidated balance sheets.

Monterrey, N.L., Mexico.

José Antonio Fernández Carbajal	Javier Astaburuaga Sanjínes
Chief Executive Officer	Chief Financial Officer

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Income Statements

For the years ended December 31, 2008, 2007 and 2006. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for data per share. (1)

	2008			2007		2006
Net sales	$12,086	Ps.	167,171	Ps.	147,069	Ps.	135,647
Other operating revenues	61		851		487		473

Total revenues	12,147		168,022		147,556		136,120
Cost of sales	6,535		90,399		79,739		73,338

Gross profit	5,612		77,623		67,817		62,782

Operating expenses:
Administrative	689		9,531		9,121		8,873
Selling	3,283		45,408		38,960		35,272

	3,972		54,939		48,081		44,145

Income from operations	1,640		22,684		19,736		18,637
Other expenses, net	(172)		(2,374)		(1,297)		(1,650)
Integral result of financing:
Interest expense	(356)		(4,930)		(4,721)		(4,469)
Interest income	43		598		769		792
Foreign exchange (loss) gain, net	(122)		(1,694)		691		(217)
Gain on monetary position, net	47		657		1,639		1,488
Market value (loss) gain on ineffective portion of derivative financial instruments	(105)		(1,456)		69		(113)

	(493)		(6,825)		(1,553)		(2,519)

Income before income taxes	975		13,485		16,886		14,468
Income taxes	304		4,207		4,950		4,608

Consolidated net income	$671	Ps.	9,278	Ps.	11,936	Ps.	9,860

Net majority income	485		6,708		8,511		7,127
Net minority income	186		2,570		3,425		2,733

Consolidated net income	$671	Ps.	9,278	Ps.	11,936	Ps.	9,860

Net majority income (U.S. dollars and Mexican pesos):
Per Series “B” share	$0.02	Ps.	0.33	Ps.	0.42	Ps.	0.36
Per Series “D” share	$0.03	Ps.	0.42	Ps.	0.53	Ps.	0.44

(1)	Amounts as of December 31, 2007 and 2006, are expressed in millions of Mexican pesos as of the end of December 31, 2007 (see Note 2).

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statement of Cash Flows

For the year ended December 31, 2008. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2008
Cash Flow Generated by (Used in) Operating Activities:
Income before income taxes	$975	Ps.	13,485
Non-cash operating expenses	67		930
Other adjustments regarding operating activities	101		1,390
Adjustments regarding investing activities:
Depreciation	398		5,508
Amortization	185		2,560
Loss on sale of long-lived assets	13		185
Write-off of long-lived assets	36		502
Interest income	(43)		(598)
Adjustments regarding financing activities:
Interest expenses	356		4,930
Foreign exchange loss, net	122		1,694
Gain on monetary position, net	(47)		(657)
Market value loss on ineffective portion of derivative instruments	105		1,456

	2,268		31,385

Accounts receivable	(27)		(367)
Inventories	(210)		(2,900)
Other assets	3		35
Suppliers and other payable accounts	116		1,599
Other liabilities	47		653
Labor liabilities	(42)		(587)
Income taxes paid	(488)		(6,754)

Net cash flows provided by operating activities	1,667		23,064

Cash Flow Generated by (Used in) from Investment Activities:
REMIL acquisition	(263)		(3,633)
Other acquisitions	(17)		(233)
Interest received	43		598
Long-lived assets acquisition	(736)		(10,186)
Long-lived assets sale	39		541
Other assets	(250)		(3,460)
Bottles and cases	(72)		(990)
Intangible assets	(50)		(697)

Net cash flows used in investment activities	(1,306)		(18,060)

Net cash flows available for financing activities	361		5,004

Cash Flow Generated by (Used in) Financing Activities:
Resources from bank loans	1,630		22,545
Bank loans payments	(1,496)		(20,693)
Interest paid	(414)		(5,733)
Dividends paid	(149)		(2,065)
Acquisition of minority interest	(16)		(223)
Other liabilities	1		9

Net cash flows used in financing activities	(444)		(6,160)

Decrease in cash and cash equivalents	(83)		(1,156)
Translation and restatement effects	7		97

Initial cash	773		10,694
Initial restricted cash	(17)		(238)

Initial balance, net	756		10,456
Restricted cash of the year	(21)		(287)

Ending balance, net	$659	Ps.	9,110

The accompanying notes are an integral part of this consolidated statement of cash flows.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2007 and 2006. Amounts expressed in millions of constant Mexican pesos (Ps.).

	2007		2006
Resources Generated by (Used in) Operating Activities:
Consolidated net income	Ps.	11,936	Ps.	9,860
Depreciation		4,930		4,954
Amortization and other non-cash charges		3,182		3,154
Impairment of long-lived assets		93		208
Deferred income taxes		(239)		78

		19,902		18,254

Working capital:
Accounts receivable		(1,536)		(557)
Inventories		(1,812)		(1,153)
Recoverable taxes, net		453		(568)
Other current assets and investment in shares available for sale		(668)		(173)
Suppliers and other current liabilities		1,987		1,403
Interest payable		14		25
Labor liabilities		(318)		(297)

Net resources generated by operating activities		18,022		16,934

Resources Generated by (Used in) Investing Activities:
Sale of minority interest		415		—
Property, plant and equipment		(6,015)		(5,281)
Other assets		(4,472)		(3,086)
Investment in shares		(1,040)		74
Bottles and cases		(861)		(696)
Intangible assets		(336)		(433)
Other business acquisitions		(128)		(165)
Acquisition of Coca-Cola FEMSA minority interest		—		(4,801)
Acquisitions by FEMSA Cerveza		—		(1,421)

Net resources used in investing activities		(12,437)		(15,809)

Resources Generated by (Used in) Financing Activities:
Bank loans obtained		9,660		9,404
Bank loans paid		(10,851)		(4,292)
Amortization in real terms of long-term liabilities		(1,202)		(1,213)
Dividends declared and paid		(1,909)		(1,459)
Contingencies and other liabilities		(45)		(3,906)
Cumulative translation adjustment		446		(213)

Net resources used in financing activities		(3,901)		(1,679)

Cash and cash equivalents:
Net increase (decrease)		1,684		(554)
Cash received in acquisitions		6		55
Initial balance		8,766		9,265

Ending balance	Ps.	10,456	Ps.	8,766

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2008, 2007 and 2006. Amounts expressed in millions of Mexican pesos (Ps.). (1)

	Capital Stock		Additional Paid-in Capital		Retained Earnings from Prior Years		Net Income		Cumulative Other Comprehensive Loss		Majority Interest		Minority Interest in Consolidated Subsidiaries		Total Stockholders’ Equity
Balances at December 31, 2005	Ps.	5,348	Ps.	22,246	Ps.	27,633	Ps.	5,951	Ps.	(8,778)	Ps.	52,400	Ps.	21,998	Ps.	74,398

Transfer of prior year net income						5,951		(5,951)				—		—		—
Dividends declared and paid						(1,055)						(1,055)		(404)		(1,459)
Acquisition of Kaiser minority interest												—		467		467
Acquisition by FEMSA Cerveza of minority interest				(80)								(80)		(95)		(175)
Acquisition of Coca-Cola FEMSA minority interest				(1,609)								(1,609)		(3,192)		(4,801)
Comprehensive income								7,127		(129)		6,998		2,780		9,778

Balances at December 31, 2006		5,348		20,557		32,529		7,127		(8,907)		56,654		21,554		78,208

Transfer of prior year net income						7,127		(7,127)				—		—		—
Dividends declared and paid						(1,525)						(1,525)		(384)		(1,909)
Sale of minority interest				55								55		360		415
Acquisition by FEMSA Cerveza of minority interest						(23)						(23)		(16)		(39)
Comprehensive income								8,511		906		9,417		3,561		12,978

Balances at December 31, 2007		5,348		20,612		38,108		8,511		(8,001)		64,578		25,075		89,653

Transfer of prior year net income						8,511		(8,511)				—		—		—
Change in accounting principles (see Note 2 b and d)						(6,070)				6,424		354		—		354
Dividends declared and paid						(1,620)						(1,620)		(445)		(2,065)
Acquisitions by Coca-Cola FEMSA of minority interest				(61)								(61)		(162)		(223)
Other transactions of minority interest														91		91
Comprehensive income								6,708		(1,138)		5,570		3,515		9,085

Balances at December 31, 2008	Ps.	5,348	Ps.	20,551	Ps.	38,929	Ps.	6,708	Ps.	(2,715)	Ps.	68,821	Ps.	28,074	Ps.	96,895

(1)	Amounts as of December 31, 2007, 2006 and 2005 are expressed in millions of Mexican pesos as of the end of December 31, 2007 (see Note 2).

The accompanying notes are an integral part of these consolidated statements of changes in stockholders’ equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

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

Subholding Company	% Ownership	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”)	53.7% (63.0% of the voting shares)	Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. The Coca-Cola Company indirectly owns 31.6% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 14.7% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”) and The New York Stock Exchange, Inc. (“NYSE”).

FEMSA Cerveza, S.A. de C.V. and subsidiaries (“FEMSA Cerveza”)	100%

Production, distribution and marketing of beer through its principal operating subsidiary, Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which operates six breweries throughout Mexico and produces and distributes different brands of beer, of which the five most important are: Tecate, Tecate Light, Sol, Carta Blanca and Indio.

Since January 2006, FEMSA Cerveza produces, distributes and markets beer in Brazil through Cervejarías Kaiser Brasil, S.A. (“Kaiser”) which operates eight breweries in this country. Kaiser produces different beer brands of which the most important are Kaiser, Bavaria and Sol (see Note 5 c).

FEMSA Comercio, S.A. de C.V. and subsidiaries (“FEMSA Comercio”)	100%	Operation of a chain of convenience stores in Mexico under the trade name “OXXO.”

Other companies	100%	Companies engaged in the production and distribution of labels, plastic cases, coolers and commercial refrigeration equipment; as well as transportation logistics and maintenance services to FEMSA’s subsidiaries and to third parties.

Note 2. Basis of Presentation.

The consolidated financial statements include the financial statements of FEMSA and those companies in which it directly or indirectly owns a majority of the outstanding voting capital stock and/or exercises control. All intercompany account balances and transactions have been eliminated in such consolidation.

The accompanying consolidated financial statements were prepared in accordance with Normas de Información Financiera (Mexican Financial Reporting Standards or “Mexican FRS”), individually referred to as “NIFs,” and are stated in millions of Mexican pesos (“Ps.”). The translation of Mexican pesos into U.S. dollars (“$”) is included solely for the convenience of the reader, using the noon buying exchange rate published by the Federal Reserve Bank of New York of 13.8320 pesos per U.S. dollar as of December 31, 2008.

The presentation of the accompanying consolidated income statements as of December 31, 2008, 2007 and 2006 is in accordance with the general criteria established in the B-3 “Income Statement,” and in the Interpretation of the NIF 4 “Presentation of Employee Profit Sharing in the Income Statement”; both rules came into effect on January 1, 2007. NIF B-3 does not require the inclusion of the income from operations line in the income statement, which is the result of subtracting cost of sales and operating expenses from total revenues; however, it has been included for a better understanding of the Company’s financial and economic performance. The Company classifies its costs and expenses by function in the income statement, in order to attend the industry’s practices where the Company operates.

Figures presented as of December 31, 2006, have been restated and translated as of December 31, 2007, which is the date of the last recognition of the effects of inflation in the financial information.

The consolidated financial statement as of December 31, 2007 presents certain reclassifications for comparable purposes, that do not affect the reasonability of the information originally presented.

The results of operations of businesses acquired by FEMSA are included in the consolidated financial statements since the date of acquisition. As a result of certain acquisitions (see Note 5), the consolidated financial statements are not comparable to the figures presented in prior years.

On February 25, 2009, the Board of Directors of FEMSA unanimously approved the issuance of the Company’s consolidated financial statements and notes prepared in accordance with accounting principles generally accepted in Mexico (“Mexican FRS”). On March 25, 2009 the stockholders ratified those Mexican FRS consolidated financial statements at the ordinary stockholders’ meeting of FEMSA. The accompanying consolidated financial statements include both those previously approved Mexican FRS consolidated financial statements, supplemented by the disclosures in Notes 26 and 27 related to accounting principles generally accepted in the United States (“U.S. GAAP”) for the purpose of inclusion in the Company’s annual report filed with the United States Securities and Exchange Commission on Form 20-F. The accompanying consolidated financial statements were approved for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on June 26, 2009.

On January 1, 2008, several rules of financial information applicable to Mexico came into effect, and they impact the recording and the presentation of financial information. Such changes and their application are described as follows:

a)	NIF B-2, “Statement of Cash Flows”:

In 2008, the Company adopted NIF B-2 “Statement of Cash Flows.” As established in NIF B-2, the Consolidated Statement of Cash Flows is presented as part of these financial statements as of the end of December 31, 2008. For the years ended December 31, 2007 and 2006, NIF B-2 requires the presentation of the Statement of Changes in Financial Position which is not comparable to the Statement of Cash Flows. The adoption of NIF B-2 also resulted in several complementary disclosures not previously required.

b)	NIF B-10, “Effects of Inflation”:

In 2008, the Company adopted NIF B-10 “Effects of Inflation.” Before 2008, the Company restated prior years financial statements to reflect the impact of current period inflation for comparability purposes.

NIF B-10 establishes two types of inflationary environments: a) Inflationary Economic Environment; this is when cumulative inflation of the three preceding years is 26% or more, in such case, inflation effects should be recognized in the financial statements by applying the integral method as described in NIF B-10; the recognized restatement effects for inflationary economic environments is made starting in the period that the entity becomes inflationary; and b) Non-Inflationary Economic Environment; this is when cumulative inflation of the three preceding years is less than 26%, in such case, no inflationary effects should be recognized in the financial statements, keeping the recognized restatement effects until the last period in which the inflationary accounting was applied.

As of December 31, 2008, the operations of the Company are classified as follows considering the cumulative inflation of the three preceding years:

	Cumulative Inflation 2005-2007	Type of Economy
Mexico	11.6%	Non-Inflationary
Guatemala	24.6%	Non-Inflationary
Colombia	16.0%	Non-Inflationary
Brazil	13.5%	Non-Inflationary
Panama	12.3%	Non-Inflationary
Venezuela	63.8%	Inflationary
Nicaragua	39.9%	Inflationary
Costa Rica	38.3%	Inflationary
Argentina	33.8%	Inflationary

In order to reverse the effects of inflationary accounting, NIF B-10 establishes that the results of holding non-monetary assets (RETANM) of previous periods should be reclassified in retained earnings. On January 1, 2008, the amount of RETANM reclassified in retained earnings was Ps. 6,070 (see Consolidated Statements of Changes in Stockholders’ Equity).

Through December 31, 2007, the Company accounted for inventories at replacement cost. As a result of NIF B-10 adoption, beginning in 2008, the Company carries out the inventories valuation based on valuation methods described in Bulletin C-4 “Inventories.” Inventories from Subholding Companies that operate in inflationary environments, are restated using inflation factors. The change in accounting for inventories impacted the consolidated income statement, through an increase to cost of sales of Ps. 350 as of the end of December 31, 2008.

In addition, NIF B-10 eliminates the restatement of imported equipment by applying the inflation factors and exchange rate of the country where the asset was purchased. Beginning in 2008, these assets are recorded using the exchange rate of the acquisition date. Subholding Companies that operate in inflationary environments should restate imported equipment using the inflation factors of the country where the asset is acquired. The change in this methodology did not impact significantly the consolidated financial statements of the Company.

c)	NIF B-15, “Translation of Foreign Currencies”:

NIF B-15 incorporates the concepts of recording currency, functional currency and reporting currency, and establishes the methodology to translate financial information of a foreign entity, based on those terms. Additionally, this rule is aligned with NIF B-10, which defines translation procedures of financial information from subsidiaries that operate in inflationary and non-inflationary environments. Prior to the application of this rule, translation of financial information from foreign subsidiaries was according to inflationary environments methodology. The adoption of this pronouncement is prospective and did not impact the consolidated financial statements of the Company (see Note 3).

d)	NIF D-3, “Employee Benefits”:

The Company adopted NIF D-3 in 2008, which eliminates the recognition of the additional liability which resulted from the difference between obligations for accumulated benefits and the net projected liability. On January 1, 2008, the additional liability canceled amounted to Ps. 1,510, from which Ps. 948 corresponds to the intangible asset and Ps. 354 to the majority cumulative other comprehensive income, net from its deferred tax of Ps. 208.

Through 2007, the labor costs of past services of severance indemnities and pension and retirement plans were amortized within the remaining labor life of employees. Beginning in 2008, NIF D-3 establishes a maximum five-year period to amortize the initial balance of the labor costs of past services of pension and retirement plans and the same amortization period for the labor cost of past service of severance indemnities, previously defined by Bulletin D-3 “Labor Liabilities” as unrecognized transition obligation and unrecognized prior service costs. As a result, adoption of NIF D-3 increased Ps.

45 the amortization of prior service costs of severance indemnities in 2008 compared to 2007. This change did not impact prior service costs of pension and retirement plans amortization since the remaining amortization period as of the adoption date was 5 years or less. As of December 31, 2008, 2007 and 2006, labor costs of past services amounted to Ps. 221, Ps. 146 and Ps. 97, respectively; and were recorded within the operating income.

During 2007 actuarial gains and losses of severance indemnities were amortized during the personnel average labor life. Beginning in 2008, actuarial gains and losses of severance indemnities are registered in the operating income of the year they were generated and the balance of unrecognized actuarial gains and losses as of January 1, 2008 was recorded in other expenses and amounted to Ps. 198.

Note 3. Foreign Subsidiary Incorporation.

The accounting records of foreign subsidiaries are maintained in local currency and in accordance with local accounting principles of each country. For incorporation into the Company’s consolidated financial statements, each foreign subsidiary’s individual financial statements are adjusted to Mexican FRS and then beginning in 2008, translated into Mexican pesos, as described as follows:

•

For inflationary economic environments, the inflation effects of the origin country are recognized, and subsequently translated into Mexican pesos using the year-end exchange rate for the balance sheets and income statements; and

•

For non-inflationary economic environments, assets and liabilities are translated into Mexican pesos using the period-end exchange rate, stockholders’ equity is translated into Mexican pesos using the historical exchange rate, and the income statement is translated using the average exchange rate of each month.

		Local Currencies to Mexican Pesos
Country	Currency	Average Exchange Rate for 2008		Exchange Rate as of December 31, 2008
Mexico	Mexican peso	Ps.	1.00	Ps.	1.00
Guatemala	Quetzal		1.47		1.74
Costa Rica	Colon		0.02		0.02
Panama	U.S. dollar		11.09		13.54
Colombia	Colombian peso		0.01		0.01
Nicaragua	Cordoba		0.57		0.68
Argentina	Argentine peso		3.50		3.92
Venezuela (1)	Bolivar		5.20		6.30
Brazil	Reai		6.11		5.79

(1)	Equals 2.150 bolivars per one U.S. dollar, translated to Mexican pesos applying the average exchange rate or period-end rate.

The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation are included in the cumulative translation adjustment, which is recorded in stockholders’ equity as part of cumulative other comprehensive loss.

Beginning the year 2003 the government of Venezuela established a fixed exchange rate control of 2.150 bolivars per U.S. dollar, which is the company rate uses to translate the financial statements of its Venezuelan subsidiaries.

We have also operated under exchange controls in Venezuela since 2003 that affect our ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price to us of raw materials purchased in local currency.

Intercompany financing balances with foreign subsidiaries are considered as long-term investments, since there is no plan to pay such financing in the short term. Monetary position and exchange rate fluctuation regarding this financing are recorded in equity as part of cumulative translation adjustment, in cumulative other comprehensive income (loss).

Note 4. Significant Accounting Policies.

The Company’s accounting policies are in accordance with Mexican FRS, which require that the Company’s management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements. The Company’s management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements. However actual results are subject to future events and uncertainties, which could materially impact the Company’s actual performance.

The significant accounting policies are as follows:

a)	Recognition of the Effects of Inflation in Countries with Inflationary Economic Environment:

The Company recognizes the effects of inflation in the financial information of its subsidiaries that operate in inflationary economic environments, through the integral method, which consists of (see Note 2 b):

•	Restating non-monetary assets such as inventories, fixed assets, intangible assets, including related costs and expenses when such assets are consumed or depreciated;

•	Restating capital stock, additional paid-in capital and retained earnings by the necessary amount to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income was generated up to the date of these consolidated financial statements are presented, through the use of the appropriate inflation factors; and

•	Including in the Integral Result of Financing the gain or loss on monetary position (see Note 4 r).

The Company restates the financial information of its subsidiaries that operate in inflationary economic environments using the consumer price index of each country.

b)	Cash and Cash Equivalents:

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments recorded at its acquisition cost plus interests income not yet received, which is similar to listed market prices with original maturities of three months or less. As of December 31, 2008 and 2007, cash equivalents amounted to Ps. 4,585 and Ps. 6,125, respectively.

c)	Allowance for doubtful accounts

Allowance for doubtful accounts is based on an evaluation of the aging of the receivable portfolio and the economic situation of the Company’s clients, as well as the Company’s historial loss rate on recievables and the economic environment in which we operate.

d)	Inventories and Cost of Sales:

The operating segments of the Company use those methodologies proposed by Bulletin C-4 “Inventories” to value their inventories, such as average cost in FEMSA Cerveza and Coca-Cola FEMSA and retailer method in FEMSA Comercio. Advances to suppliers of raw materials are included in the inventory account.

Cost of sales is determined based on the average amount of the inventories at the time of sale. Cost of sales includes expenses related to raw materials used in the production process, labor (wages and other benefits), depreciation of production facilities, equipment and other costs such as fuel, electricity, breakage of returnable bottles in the production process, equipment maintenance, inspection and inter- and intra-plant transfer costs.

e)	Other Current Assets:

Other current assets are comprised of payments for services that will be received over the next 12 months and the fair market value of derivative financial instruments with maturity dates of less than one year (see Note 4 s).

Prepaid expenses principally consist of advertising, promotional, leasing and insurance expenses, and are recognized in the income statement when the services or benefits are received.

Advertising costs consist of television and radio advertising airtime paid in advance, and are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in income from operations the first time the advertising is broadcasted.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. These costs are recorded as prepaid expenses and amortized over the period during which they are estimated to increase sales of the related products or container presentations to normal operating levels, which is generally no longer than one year.

Additionally, as of December 31, 2008 and 2007, the Company has restricted cash which is pledged as collateral of accounts payable in different currencies. The restricted cash is presented as part of other current assets due to its short-term nature.

	2008		2007
Venezuelan bolivars	Ps.	337	Ps. 224
Mexican pesos		134	—
Brazilian reais		54	14

	Ps.	525	Ps. 238

f)	Bottles and Cases:

Returnable bottles and cases are recorded at acquisition cost. There are two types of returnable bottles and cases:

•	Those that are in the Company’s control within its facilities, plants and distribution centers; and

•	Those that have been placed in the hands of customers, but still belong to the Company.

Breakage of returnable bottles and cases within plants and distribution centers is recorded as an expense as it is incurred. For the years ended December 31, 2008, 2007 and 2006, breakage expense amounted to Ps. 718, Ps. 766 and Ps. 737, respectively. The Company estimates that breakage expense of returnable bottles and cases in plants and distribution centers is similar to the depreciation calculated on an estimated useful life of approximately five years for returnable beer bottles, four years for returnable soft drinks glass bottles and plastic cases, and 18 months for returnable soft drink plastic bottles.

Returnable bottles and cases that have been placed in the hands of customers are subject to an agreement with a retailer pursuant to which the Company retains ownership. These bottles and cases are monitored by sales personnel during periodic visits to retailers and any breakage identified is charged to the retailer. Bottles and cases that are not subject to such agreements are expensed when placed in the hands of retailers.

g)	Investments in Shares:

Investments in shares of associated companies where the Company exercises significant influence are initially recorded at their acquisition cost and are subsequently accounted for using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at acquisition cost. Investments in affiliated companies that have an observable market value are adjusted to it.

h)	Property, Plant and Equipment:

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. The integral result of financing generated by debt used to fund long-term assets investment is capitalized as part of the total acquisition cost. Routine maintenance and repair costs are expensed as incurred.

Investments in progress integrates property, plant and equipment not yet in service, in other words, that are not yet used for the purpose that they were bought or built, and do not exceed a 12-month period.

Depreciation is computed using the straight-line method, reduced by their residual values. The Company estimates depreciation rates, considering the estimated remaining useful lives of the assets.

In 2006, the Company implemented a program to review the estimated useful life of its refrigeration equipment. From 2006 and during 2007, the Company’s subsidiaries in Mexico, Argentina, Brazil, Colombia, Costa Rica and Guatemala changed their accounting estimate of useful life of refrigeration equipment from five to seven years, considering the maintenance and replacement plans of the equipment. The impact of this change, which was accounted for prospectively, was a reduction in depreciation expense of Ps. 115 and Ps. 132, for the years ended December 31, 2007 and 2006, respectively. The useful life of refrigeration equipment in Venezuela, Panama and Nicaragua remains at five years.

The estimated useful lives of the Company’s principal assets are as follows:

Years
Buildings and construction	40–50
Machinery and equipment	12–20
Distribution equipment	10–12
Refrigeration equipment	5–7
Information technology equipment	3–5

i)	Other Assets:

Other assets represent payments whose benefits will be received in future years and mainly consist of the following:

•

Agreements with customers for the right to sell and promote the Company’s products during certain periods of time, which are considered monetary assets and amortized under two methods, in accordance with the terms of such agreements:

•

Actual volume method, which amortizes the proportion of the volume actually sold to the retailer over the volume target (approximately 97% of the agreements of FEMSA Cerveza are amortized on this basis); and

•

Straight-line method, which amortizes the asset over the life of the contract (the remaining 3% of the agreements of FEMSA Cerveza and 100% of the agreements of Coca-Cola FEMSA are amortized on this basis).

In addition, for agreements amortized based on the actual volume method, the Company periodically compares the amortization calculated based on the actual volume method against the amortization that would have resulted under the straight-line method and records a provision to the extent that the recorded amortization is less than what would have resulted under the straight-line method. The amortization is recorded reducing net sales, which during the years ended December 31, 2008, 2007 and 2006, amounted to Ps. 1,477, Ps. 1,360 and Ps. 1,439, respectively.

•

Leasehold improvements are amortized using the straight-line method, over the shorter of the useful life of the assets or a term equivalent to the lease period. The amortization of leasehold improvements as of December 31, 2008, 2007 and 2006 were Ps. 668, Ps. 581 and Ps. 512, respectively.

j)	Intangible Assets:

Intangible assets represent payments whose benefits will be received in future years. These assets are classified as either intangible assets with a finite useful life or intangible assets with an indefinite useful life, in accordance with the period over which the Company is expected to receive the benefits.

Intangible assets with finite useful lives are amortized and mainly consist of:

•

Start-up expenses, which represent costs incurred prior to the opening of OXXO stores, including rent, permits and licenses. Such amounts are amortized on a straight-line basis in accordance with the terms of the lease contract.

•

Information technology and management systems costs incurred during the development stage which are currently in use. Such amounts were capitalized and then amortized using the straight-line method over four years. Expenses that do not fulfill the requirements for capitalization are expensed as incurred

•

Other computer systems costs in the development stage, not yet in use. Such amounts are capitalized as they are expected to add value such as income or cost savings in the future. Such amounts will be amortized on a straight-line basis over their estimated economic life.

Intangible assets with indefinite lives are not amortized and are subject to annual impairment tests. These assets are recorded in the functional currency of the subsidiary in which the investment was made and are subsequently translated into Mexican pesos applying the closing rate of each period. Beginning in 2008, countries with inflationary economic environments, the intangible assets are restated applying inflation factors of the country of origin and then translated into Mexican pesos at the year-end exchange rate. The Company’s intangible assets with indefinite lives mainly consist of:

•

Coca-Cola FEMSA’s rights to produce and distribute Coca-Cola trademark products in the territories acquired. These rights are contained in agreements that are standard contracts that The Coca-Cola Company has with bottlers outside the United States of America for the sale of concentrate for certain Coca-Cola trademark beverages. The bottler agreements for Mexico expire in 2013 for two territories and 2015 for two other territories, renewable in each case for ten-year terms; for Guatemala, Costa Rica, Nicaragua, Panama (other beverages), Venezuela and Colombia expire on July 31, 2009, pursuant to letters of extension. These bottler agreements are renewable as agreed between the parties. The bottler agreement for Coca-Cola trademark beverages for Panama has an indefinite term but may be terminated with six months prior written notice by either party. The bottler agreement for Argentina expires in 2014. The bottler agreement for Brazil expired in December 2004. Coca-Cola Femsa is operating under the terms of the existing Brazilian bottler agreement in the territory acquired through the acquisition of REMIL. For the expired agreements and the agreements expiring this year, Coca-Cola FEMSA is currently in the process of negotiating renewals of their agreements on similar terms and conditions as the rest of the countries. Coca-Cola FEMSA and The Coca-Cola Company will continue operating under the terms of the existing agreements;

•

Trademarks and distribution rights, recognized as a result of the acquisition of the 30% of FEMSA Cerveza and payments made by FEMSA Cerveza in the acquisitions of the previously granted franchises; and

•	Trademarks recognized as a result of the acquisition of Kaiser.

Goodwill represents the difference between the price paid and the fair value of the shares and/or net assets acquired not directly associated with an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and then goodwill is translated to pesos using the year-end exchange rate. In countries with inflationary economic environments, goodwill is restated by applying inflation factors of the country of origin and translated to Mexican pesos using the year-end exchange rate. As of December 31, 2008, the Company recorded goodwill resulted from the Kaiser acquisition.

k)	Impairment of Long-Lived Assets and Goodwill:

The Company reviews the carrying value of its long-lived assets goodwill for impairment and determines whether impairment exists, by comparing the book value of the assets with its fair value which is calculated using recognized methodologies. In case of impairment, the Company records the resulting fair value.

For long-lived assets depreciable and amortizable, such as property, plant and equipment and other assets, the Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through their expected future cash flows.

For indefinite life intangible assets, such as distribution rights and trademarks, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of those intangible assets exceed its implied fair value calculated using recognized methodologies consistent with them.

For goodwill, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the reporting unit might exceed its implied fair value.

Impairment charges regarding long-lived assets and goodwill are recognized in other expenses.

l)	Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in Coca-Cola FEMSA’s refrigeration equipment investment program. The contributions received for advertising and promotional incentives are included as a reduction of selling expenses. The contributions received for the refrigeration equipment investment program are recorded as a reduction of the investment in refrigeration equipment. Total contributions received were Ps. 1,995, Ps. 1,582 and Ps. 1,261 during the years ended December 31, 2008, 2007 and 2006, respectively.

m)	Labor Liabilities:

Labor liabilities include obligations for pension and retirement plans, seniority premiums, postretirement medical services and severance indemnity liabilities, all based on actuarial calculations, using the projected unit credit method.

Labor liabilities are considered to be non-monetary and are determined using long-term assumptions. The yearly cost of labor liabilities is charged to income from operations and labor cost of past services is recorded as expenses over the period during which the employees will receive the benefits of the plan.

Certain subsidiaries of the Company have established funds for the payment of pension benefits and postretirement medical services through irrevocable trusts of which the employees are named as beneficiaries.

Through 2007, Bulletin D-3, “Labor Liabilities,” required the presentation of labor liabilities financial expenses as part of income from operations. Beginning in 2008, NIF D-3, “Employee’s Benefits,” allows the presentation of financial expenses from labor liabilities as part of the integral result of financing. This change has resulted in various reclassifications to the Company’s 2007 and 2006 consolidated statement of income so as to conform to 2008’s presentation. As of December 31, 2008, 2007 and 2006, financial expenses regarding labor liabilities presented as part of the integral result of financing were Ps. 257, Ps. 167 and Ps. 170, respectively.

n)	Revenue Recognition:

Revenue is recognized in accordance with stated shipping terms, as follows:

•

For domestic sales, upon delivery to the customer and once the customer has taken ownership of the goods (FOB destination). Domestic revenues are defined as the sales generated by the Company for sales realized in the country where the subsidiaries operate. Domestic revenues represented 96% as of the end of December 31, 2008 and 97% for the years ended December 31, 2007 and 2006;

•	For export sales, upon shipment of goods to customers (FOB shipping point), and transfer of ownership and risk of loss; and

•	For retail sales, net revenues are recognized when the product is delivered to customers, and customers take possession of products.

Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the products of the Company.

o)	Operating Expenses:

Operating expenses are comprised of administrative and selling expenses. Administrative expenses include labor costs (salaries and other benefits) of employees not directly involved in the sale of the Company’s products, as well as professional service fees, depreciation of office facilities and amortization of capitalized information technology system implementation costs.

Selling expenses include:

•

Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2008, 2007 and 2006, these distribution costs amounted to Ps. 12,135, Ps. 10,601 and Ps. 9,921, respectively;

•	Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel; and

•	Marketing: labor costs (salaries and other benefits), promotional expenses and advertising costs.

p)	Other Expenses:

Other expenses include Employee Profit Sharing (“PTU”), participation in affiliated companies, gains or losses on sales of fixed assets, impairment of long-lived assets, contingencies as well as their subsequent interests and penalties, severance payments derived from restructuring programs and all other non-recurring expenses related to activities different from the main activities of the Company and that are not recognized as part of the integral result of financing.

PTU is applicable to Mexico and Venezuela. In Mexico, employee profit sharing is computed at the rate of 10% of the individual companies taxable income, except for considering depreciation of historical rather than restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. In Venezuela, employee profit sharing is computed at a rate equivalent to 15% of after tax earnings, and it is no more than four months of salary.

Through to 2007, deferred PTU was recorded when non-recurring temporary differences between the accounting income for the year and the bases used for Mexican employee profit sharing resulted. The Company did not record a provision for deferred employee profit sharing based on this methodology.

Beginning in 2008, and according to the assets and liabilities method described in NIF D-3, the Company does not expect relevant items to be materialized regarding the deferred PTU calculation. As a result, the Company has not recognized deferred employee profit sharing.

Severance indemnities resulting from a restructuring programs and associated with an ongoing benefit arrangement are charged to expenses on the date when the decision to dismiss personnel under a formal program or for specific causes is taken. These severance payments are included in other expenses (see Note 18).

q)	Income Taxes:

Income tax is charged to results as incurred as well as deferred income taxes. For purposes of recognizing the effects of deferred income taxes in the financial statements, the Company utilizes both prospective and retrospective analysis over the medium term when more than one tax regime exists per jurisdiction and recognizes the amount based on the tax regime it expects to be subject to, in the future. Deferred income taxes assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits for which there is uncertainty as to their realizability.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

The deferred tax provision to be included in the income statement is determined by comparing the deferred tax balance at the end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders’ equity. The deferred taxes related to such temporary differences are recorded in the same stockholders’ equity account that gave rise to them.

FEMSA has authorization from the Secretaría de Hacienda y Crédito Público (Ministry of Tax and Public Credit) in Mexico to prepare its Mexican income tax and tax on assets returns (up through 2007) on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries. The provisions for income taxes of the foreign countries have been determined on the basis of the taxable income of each individual company.

r)	Integral Result of Financing:

The integral result of financing includes:

•	Interest: Interest income and expenses are recorded when earned or incurred, respectively, except for interest expenses capitalized on the financing of long-term assets;

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

•

Market Value Gain or Loss on Ineffective Portion of Derivative Financial Instruments: Represents the net change in the fair value of the ineffective portion of derivative financial instruments and the net change in the fair value of embedded derivative financial instruments; and

•

Gain or Loss on Monetary Position: The gain or loss on monetary position results from the changes in the general level prices of monetary accounts of those subsidiaries that operate in inflationary environments, which is determined by applying inflation factors of the country of origin to the net monetary position at the beginning of each month and excluding the intercompany financing in foreign currency that is considered as long-term investment because of its nature (see Note 3), as well as the gain or loss on monetary position from long-term liabilities to finance long-term assets.

s)	Derivative Financial Instruments:

The Company values and records all derivative financial instruments and hedging activities, including certain derivative financial instruments embedded in other contracts, in the balance sheet as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or as a component of cumulative other comprehensive income (loss), based on the type of hedging instrument and the ineffectiveness of the hedge.

As of December 31, 2008 and 2007, the balance in other current assets of derivative financial instruments was Ps. 1,591 and Ps. 266 (see Note 8), and in other assets Ps. 212 and Ps. 42 (see Note 12), respectively. The Company recognized liabilities regarding derivative financial instruments in other current liabilities of Ps. 3,089 and Ps. 317, as of the end of December 31, 2008 and 2007, respectively, and other liabilities of Ps. 1,377 and Ps. 304 for the same periods.

The Company designates its financial instruments as cash flow hedges at the inception of the hedging relationship, when transactions meet all hedging accounting requirements. For cash flow hedges, the effective portion is recognized temporarily in cumulative other comprehensive income within stockholders’ equity and subsequently reclassified to current earnings at the same time the hedged item is recorded in earnings. When derivative financial instruments do not meet all of the accounting requirements for hedging purposes, the change in fair value is immediately recognized in net income. For fair value hedges, the changes in the fair value are recorded in the consolidated results in the period the change occurs as part of the market value gain or loss on ineffective portion of derivative financial instruments.

The Company identifies embedded derivatives that should be segregated from the host contract for purposes of valuation and recognition. When an embedded derivative is identified and the host contract has not been stated at fair value and there are adequate elements for its valuation, the embedded derivative is segregated from the host contract, stated at fair value and is either classified as trading or as a hedge. Changes in the fair value of the embedded derivatives at the closing of each period are recognized in the consolidated results.

t)	Cumulative Other Comprehensive Loss:

The cumulative balances of the components of majority other comprehensive loss, net of deferred income taxes, are as follows:

	2008		2007
Cumulative result of holding non-monetary assets (see Note 2 b)	Ps.	—	Ps. (6,070)
Unrealized (loss) on cash flow hedges		(1,889)	(240)
Cumulative translation adjustment		(826)	(1,337)
Additional labor liability over unrecognized net transition obligation (see Note 2 d)		—	(354)

	Ps.	(2,715)	Ps. (8,001)

The effects of cumulative translation adjustment for 2008 and 2007 recorded as part of stockholders majority interest, were gains of Ps. 511 and Ps. 359, net of deferred income taxes liabilities which amounted to Ps. 1,709 and Ps. 85, respectively (see Note 23 d).

u)	Provisions:

Provisions are recognized for obligations that result from a past event that will probable result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

v)	Issuances of Subsidiary Stock:

The Company recognizes issuances of a subsidiary’s stock as a capital transaction. The difference between the book value of the shares issued and the amount contributed by the minority interest holder or a third party is recorded as additional paid-in capital.

Note 5. Acquisitions.

Coca-Cola FEMSA and FEMSA Cerveza made certain business acquisitions that were recorded using the purchase method. The results of the acquired operations have been included in the consolidated financial statements since the date of acquisition. Therefore, the consolidated income statements and the consolidated balance sheets are not comparable with previous periods. The statement of changes in financial position as of December 31, 2007 and 2006, presents the effects of the acquisitions and incorporation of such operations by Coca-Cola FEMSA and FEMSA Cerveza, as a single line item within investing activities. The consolidated cash flows as of December 31, 2008, shows the acquired operations net of the cash related to those acquisitions.

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

b)	Coca-Cola FEMSA:

i)	On July 17, 2008, Coca-Cola FEMSA acquired Agua De Los Ángeles, which sales and distributes water within Mexico Valley, for Ps. 206, net of cash received. This acqusition was made so as to strengthen the Company position in the local water business in Mexico. Based on the purchase price allocation, Coca-Cola FEMSA has identified intangible assets of indefinite life of Ps. 18 consisting of distribution rights and intangible assets of definite life of Ps. 15 consisting of a non-compete right, amortizable in the following five years.

ii)	On May 31, 2008, Coca-Cola FEMSA completed in Brazil the franchise acquisition of Minas Gerais Ltda., “REMIL,” for Ps. 3,633 net of cash received, assuming liabilities for Ps. 1,966, which includes an account payable to The Coca-Cola Company for Ps. 574, acquiring 100% of the voting shares. Coca-Cola FEMSA has identified intangible assets of indefinite life of Ps. 2,242 consisting of distribution rights based on the purchase price allocation. This acquisition was made so as to strengthen the Company position in the local soda business in Brazil.

Acquisition balance of REMIL with figures as of May 31, 2008:

Total current assets	Ps.	881
Total long-term assets		1,902
Distributions rights		2,242
Total current liabilities		1,152
Total long-term liabilities		814
Total liabilities		1,966

Net assets acquired	Ps.	3,059

The condensed income statement of REMIL for the seven-month period from June 1 to December 31, 2008 is as follows:

Income Statement
Total revenues	Ps.	3,169
Income from operations		334
Income before taxes		(10)

Net income	Ps.	(45)

Unaudited pro forma financial data

The following unaudited consolidated pro forma financial data for the years ended December 31, 2008 and 2007 are based on the Company historical financial statements, adjusted to give effect to (i) the acquisition of REMIL mentioned in the preceding paragraphs; and (ii) certain accounting adjustments mainly related to depreciation of fixed assets of the acquired companies.

The unaudited pro forma adjustments assume that the acquisitions were made at the beginning of the year of acquisition and the immediately preceding year and are based upon available information and other assumptions that management considers reasonable. The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company’s results of operations.

	FEMSA unaudited pro forma consolidated results for the years ended December 31,
	2008	2007
Total revenues	Ps. 169,966	Ps. 152,195
Income before taxes	14,008	17,423
Net income	9,662	12,290

iii)	January 21, 2008, a reorganization of the Columbian operations occurred by way of a spin-off of the previous minority shareholders. The total amount paid to the minority shareholders was Ps. 216.

iv)	On November 8, 2007, Administración S.A.P.I. de C.V. (“Administración SAPI”), a joint operation owned 50% by Coca-Cola FEMSA and 50% by The Coca-Cola Company, acquired 58,350,908 shares representing 100% of Jugos del Valle, S.A.B. de C.V. (“Jugos del Valle”) outstanding stock, for Ps. 4,020 paid in cash and assumed liabilities of Ps. 934. As of December 31, 2007, Coca-Cola FEMSA reported Ps. 684 in investment in shares available for sale.

Subsequent to the initial acquisition of Jugos del Valle by Administración SAPI, Coca-Cola FEMSA offered to sell 30% of its interest in Administración SAPI to Coca-Cola bottlers in Mexico. During 2008, Coca-Cola FEMSA recorded investment in shares of 20% of the capital stock of Administración SAPI. This represents the Coca-Cola FEMSA investments in shares after the sale of the 30% of interest in Administración SAPI to other Coca-Cola bottlers. After this, Administration SAPI merged with Jugos del Valle, subsisting Jugos del Valle. As of December 31, 2008, the transaction was completed and Coca-Cola FEMSA does not have shares available for sale which were paid by the Coca-Cola bottlers.

c)	FEMSA Cerveza:

i)	In June 2006, FEMSA Cerveza acquired a beer distribution operation from a third-party distributor for an aggregate amount of Ps. 900. As a result of the acquisition, FEMSA Cerveza identified and recorded intangible assets with indefinite lives consisting of beer distribution rights valued at Ps. 834 based on the purchase price allocation. No goodwill was recognized as of result of the acquisition.

In 2008, FEMSA Cerveza paid Ps. 54 to acquire other third-party distributor operations. Based on preliminary figures of acquisition balances, FEMSA Cerveza recognized Ps. 45 for beer distribution rights recorded as an intangible asset with indefinite life. As of December 31, 2008, no goodwill has been recognized as a result of this acquisition.

ii)

On January 13, 2006, FEMSA Cerveza indirectly acquired a controlling stake in Kaiser from Molson Coors Brewing Co. (“Molson Coors”) for Ps. 770 paid in cash, which represented 68% of the equity of Kaiser. FEMSA Cerveza assumed Kaiser’s existing financial debt, which totaled approximately Ps. 679, and received certain indemnity provisions from Molson Coors for the potential payment of contingent liabilities and claims. Subsequent to the acquisition date, Kaiser paid Ps. 187 regarding such contingencies subject to the Molson Coors indemnifications and

FEMSA Cerveza recorded a corresponding receivable for the amounts owed to them. As of December 31, 2008 and 2007, FEMSA Cerveza’s receivable from Molson Coors was Ps. 255 and Ps. 228, which include the effects of Brazilian inflation factors through 2007 (see Note 6).

Subsequently, on December 18, 2006, FEMSA Cerveza indirectly acquired Molson Coors’ remaining 14.95% equity interest in Kaiser and paid Ps. 175 in cash. This purchase was accounted for as an equity transaction since it took place between Kaiser’s existing shareholders.

On December 22, 2006, FEMSA made an equity contribution of Ps. 2,237 to Kaiser. Heineken NV, the other Kaiser shareholder, did not participate in this equity contribution, and as a result its interest in Kaiser was diluted from 17.05% to 0.17%.

Additionally, on August 31, 2007, FEMSA Cerveza sold 5,308,799,804 common shares of Kaiser to Heineken NV, representing 16.88% of Kaiser’s outstanding shares for Ps. 399. FEMSA Cerveza recognized a gain on the sale of Ps. 55, which for purposes of Mexican FRS was recorded in stockholders’ equity since the transaction occurred between Kaiser’s existing shareholders.

As a result of the acquisition, FEMSA Cerveza identified and recorded intangible assets with indefinite useful lives consisting of trademarks valued at Ps. 758 and goodwill of Ps. 4,044, as determined based on the purchase price allocation.

As of December 31, 2008, FEMSA Cerveza’s equity interest in Kaiser represents 82.95% of its outstanding equity.

Note 6. Accounts Receivable.

	2008		2007
Trade	Ps.	8,162	Ps.	6,841
Allowance for doubtful accounts		(805)		(657)
The Coca-Cola Company		959		719
Notes receivable		647		546
Jugos del Valle (1)		368		589
Molson Coors (see Note 5 c)		255		228
Insurance claims		97		216
Loans to employees		86		63
Travel advances to employees		65		57
Guarantee deposits		60		45
Other		865		682

	Ps.	10,759	Ps.	9,329

(1)	Includes funds provided for the working capital of Jugos del Valle.

The changes in the allowance for doubtful accounts are as follows:

	2008		2007		2006
Opening balance	Ps.	657	Ps.	586	Ps.	519
Provision for the year		387		195		220
Write-off of uncollectible accounts		(237)		(98)		(131)
Restatement of the initial balance		(2)		(26)		(22)

Ending balance	Ps.	805	Ps.	657	Ps.	586

Note 7. Inventories.

	2008		2007
Raw materials	Ps.	6,183	Ps.	4,305
Finished products		5,506		4,585
Spare parts		786		720
Work in process		395		309
Advances to suppliers		300		234
Advertising and promotional materials		17		4
Allowance for obsolescence		(122)		(120)

	Ps.	13,065	Ps.	10,037

Note 8. Other Current Assets.
	2008		2007
Derivative financial instruments	Ps.	1,591	Ps.	266
Restricted cash		525		238
Advertising and deferred promotional expenses		309		385
Prepaid leases		196		155
Agreements with customers		136		52
Advances to services suppliers		73		64
Prepaid insurance		42		26
Short-term licenses		23		28
Other		237		66

	Ps.	3,132	Ps.	1,280

The advertising and deferred promotional expenses recorded in the consolidated income statements for the years ended December 31, 2008, 2007 and 2006 amounted to Ps. 5,951, Ps. 5,455 and Ps. 5,123, respectively.

Note 9. Investments in Shares.

Company	Ownership%	2008		2007
FEMSA Cerveza:
Río Blanco Trust (waste water treatment plant) (1)	19.14%	Ps.	69	Ps.	72
Affiliated companies of Kaiser (2)	Various		19		20
Affiliated companies of FEMSA Cerveza (1)	Various		14		220
Other (2)	Various		13		13
Coca-Cola FEMSA:
Jugos del Valle, S.A. de C.V. (1)	20.00%		1,101		978
Holdfab Partiçipações, LTDA (1)	32.47%		359		113
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	23.11%		112		115
Industria Mexicana de Reciclaje, S.A. de C.V. (1)	35.00%		79		76
Beta San Miguel, S.A. de C.V. (“Beta San Miguel”) (2)	2.54%		69		69
KSP Partiçipações, S.A. (1)	38.74%		62		69
Compañía de Servicios de Bebidas Refrescantes S.A. de C.V. (“Salesko”) (1)	26.00%		7		51
Other	Various		8		5
Other investments	Various		53		62

		Ps.	1,965	Ps.	1,863

Accounting method:

(1)	Equity method.
(2)	Restated acquisition cost (there is no readily determinable fair market value).

Note 10. Property, Plant and Equipment.

	2008		2007
Land	Ps.	8,098	Ps.	7,132
Buildings, machinery and equipment		90,800		83,545
Accumulated depreciation		(46,203)		(42,330)
Refrigeration equipment		10,512		9,343
Accumulated depreciation		(7,146)		(6,847)
Investment in fixed assets in progress		4,335		3,110
Long-lived assets stated at net realizable value		730		655
Other long-lived assets		299		99

	Ps.	61,425	Ps.	54,707

The Company has identified certain long-lived assets that are not strategic to the current and future operations of the business and are not being used, comprised of land, buildings and equipment, in accordance with an approved program for the disposal of certain investments. Such long-lived assets, which are idle, have been recorded at their estimated net realizable value without exceeding their acquisition cost, as follows:

	2008		2007
Coca-Cola FEMSA	Ps.	394	Ps.	94
FEMSA Cerveza		291		311
FEMSA and others subsidiaries		45		250

	Ps.	730	Ps.	655

Buildings	Ps.	359	Ps.	290
Land		237		365
Equipment		134		—

	Ps.	730	Ps.	655

As a result of selling certain long-lived assets, the Company recognized gains of Ps. 9, Ps. 127 and Ps. 22 for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 11. Intangible Assets.

	2008		2007
Unamortized intangible assets:
Coca-Cola FEMSA:
Rights to produce and distribute Coca-Cola trademark products	Ps.	46,892	Ps.	42,225

FEMSA Cerveza:
Trademarks and distribution rights		11,130		11,299
Goodwill		3,821		4,044
Kaiser trademarks		716		758
Other		289		285

Other unamortized intangible assets		499		499

Amortized intangible assets:
Systems in development costs		578		—
Cost of systems implementation		517		589
Start-up expenses		496		398
Other		361		137

	Ps.	65,299	Ps.	60,234

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments				Amortization
	Accumulated at the Beginning of the Year		Additions		Accumulated at the Beginning of the Year		For the Year		Total
2008
Systems in development costs	Ps.	—	Ps.	578	Ps.	—	Ps.	—	Ps.	578
Cost of systems implementation		2,093		156		(1,504)		(228)		517
Start-up expenses		553		134		(155)		(36)		496

2007
Cost of systems implementation	Ps.	1,892	Ps.	201	Ps.	(1,159)	Ps.	(345)	Ps.	589
Start-up expenses		364		189		(107)		(48)		398

2006
Cost of systems implementation	Ps.	1,578	Ps.	314	Ps.	(763)	Ps.	(396)	Ps.	733
Start-up expenses		330		34		(78)		(29)		257

The estimated amortization for intangible assets of definite life is as follows:

	2009		2010		2011		2012		2013
Systems amortization	Ps.	263	Ps.	395	Ps.	258	Ps.	249	Ps.	226
Others		41		46		52		59		66

Note 12. Other Assets.

	2008		2007
Leasehold improvements-net	Ps.	4,930	Ps.	4,352
Agreements with customers		4,273		3,786
Long-term licenses		561		411
Long-term accounts receivable		379		383
Advertising and promotional expenses		293		212
Derivative financial instruments		212		42
Tax credits		185		—
Guarantee deposits		163		70
Additional labor liabilities (see Notes 15 and 2 d)		—		948
Other		1,358		913

	Ps.	12,354	Ps.	11,117

Note 13. Balances and Transactions with Related Parties and Affiliated Companies.

On January 1, 2007, NIF C-13, “Related Parties,” came into effect. This standard broadens the concept of “related parties” to include: a) the overall business in which the reporting entity participates; b) close family members of key officers; and c) any fund created in connection with a labor related compensation plan. Additionally, NIF C-13 requires that entities provide comparative disclosures in the notes to the financial statements.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances	2008		2007
Due from The Coca-Cola Company (see Note 4 l) (1)	Ps.	959	Ps.	719
Balance with BBVA Bancomer, S.A. de C.V.		607		250
Due from Promotora Mexicana de Embotelladores, S.A. de C.V. (1)		129		143
Other receivables (1)		433		891
Due to BBVA Bancomer, S.A. de C.V. (2)		3,046		1,712
Due to The Coca-Cola Company (3)		2,659		3,401
Due to British American Tobacco México (3)		128		191
Other payables (3)		278		327

(1)	Records as part of total of receivable accounts.
(2)	Records as part of total bank loans.
(3)	Records as part of total payable accounts.

Transactions	2008		2007		2006
Income:
Sales of cans and aluminum lids to Promotora Mexicana de Embotelladores, S.A. de C.V. (1)	Ps.	1,081	Ps.	1,121	Ps.	1,105
Logistic services to Grupo Industrial Saltillo, S.A. de C.V. (1)		252		242		288
Sales of Grupo Inmobiliario San Agustín, S.A. shares to Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (1)		66		37		—
Other revenues from related parties		408		902		919

Expenses:
Purchase of concentrate from The Coca-Cola Company		13,518		12,239		10,322
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V. (1)		1,578		1,324		1,034
Purchase of cigarettes from British American Tobacco México (1)		1,439		1,064		775
Advertisement expense paid to The Coca-Cola Company		931		940		933
Purchase of juices from Jugos del Valle, S.A. de C.V.		863		—		—
Interest expense paid to BBVA Bancomer S.A. de C.V. (1)		780		305		257
Purchase of sugar from Beta San Miguel		687		845		536
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V.		525		723		865
Purchase of canned products from IEQSA and CICAN (2)		333		518		816
Advertising paid to Grupo Televisa, S.A.B. (1)		253		178		165
Interest expense paid to Grupo Financiero Banamex, S.A. de C.V. (1)		113		164		201
Interest expense paid to Deutsche Bank (Mexico) (1)		85		—		—
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (1)		83		31		41
Donations to Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (1)		79		108		92
Purchase of plastic bottles from Embotelladora del Atlántico, S.A. (formerly Complejo Industrial Pet, S.A.)		42		37		34
Donations to Difusión y Fomento Cultural, A.C. (1)		29		32		19
Interest expense paid to The Coca-Cola Company		27		29		65
Other expenses with related parties		43		3		—

(1)	One or more members of the board of directors or senior management are also members of the board of directors or senior management of the counterparties to these transactions.
(2)	In 2007, CICAN is not considered to be a related party.

The benefits and aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries were as follows:

	2008		2007		2006
Short- and long-term benefits paid	Ps.	1,348	Ps.	1,290	Ps.	1,098
Severance indemnities		11		17		13
Postretirement benefits (labor cost)		32		29		31

Note 14. Balances and Transactions in Foreign Currencies.

According to NIF B-15, assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than recording, functional or reporting currency of each reporting unit. As of the end of December 31, 2008, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos are as follows:

	U.S. Dollars		Other Currencies		Total
Assets
Short-term	Ps.	4,372	Ps.	112	Ps.	4,484
Long-term		315		—		315
Liabilities
Short-term		8,110		—		8,110
Long-term		6,194		120		6,314

Transactions	U.S. Dollars		Other Currencies		Total
Revenues	Ps.	5,270	Ps.	933	Ps.	6,203

Expenses:
Purchases of raw materials		12,746		184		12,930
Interest expense		2,363		—		2,363
Assets acquisitions		1,176		715		1,891
Export expenses		744		—		744
Other		1,726		85		1,811

	Ps.	18,755	Ps.	984	Ps.	19,739

As of June 26, 2009, issuance date of these consolidated financial statements, the exchange rate published by “Banco de México” was Ps. 13.3051 Mexican pesos per one U.S. Dollar, and the foreign currency position was similar to that as of December 31, 2008.

Note 15. Labor Liabilities.

The Company has various labor liabilities in connection with pension, seniority, post retirement medical and severance benefits. Benefits vary depending upon country.

On January 1, 2008, NIF D-3, “Employee Benefits,” came into effect, and established the following changes:

i)	Incorporates in its legislation, the current and deferred PTU, and establishes that the deferred should be determined in accordance with NIF D-4, and

ii)	Includes the wage career concept, and the amortization period of labor cost of past services is five years unless certain conditions are met.

These changes have an effect on the value of the liability, because an additional liability is not longer recognized, nor the effect on the Income Statement for the change in the amortization period from the reduction to 5 years, in some liabilities accounts.

In December 2007, FEMSA Cerveza approved a plan to allow certain qualifying personnel to early retire beginning in 2008. This plan consisted of the following: (i) allowed personnel with more than 55 years of age and 20 years of seniority, as of January 15, 2008, to take the early retirement, and (ii) to pay severance indemnities to some employees that do not meet certain characteristics defined by the Company. This plan is intended to improve the efficiency of FEMSA Cerveza’s operating structure. The total financial impact of this plan was Ps. 236, of which Ps. 125 was recorded in the consolidated results of the Company of 2007, and Ps. 111 was recorded in the consolidated results as of December 31, 2008. Both amounts were included as part of other expenses (see Note 18).

In December 2006, the Company approved a change to its pension and retirement plans effective in 2007. Through December 2006, the Company’s pension and retirement plans provided for lifetime monthly payments as a complement to the pension payment received from the Mexican Social Security Institute (Instituto Mexicano del Seguro Social or “IMSS”). The modified pension and retirement plans provide for one lump-sum benefit payment in addition to the pension benefits received from the IMSS, which will supplement the beneficiary’s earnings.

a)	Assumptions:

Actuarial calculations for pension and retirement plans, seniority premiums, postretirement medical services and severance indemnity liabilities, as well as the cost for the period, were determined using the following long-term assumptions:

	Nominal Rates 2008 (1)	Real Rates 2008 (2)	Real Rates (3)
Annual discount rate	8.2%	4.5%	4.5%
Salary increase	5.1%	1.5%	1.5%
Return on assets	11.3%	7.5%	4.5%

Measurement date: December 2008

(1)	For non-inflationary economies.
(2)	For inflationary economies.
(3)	Assumptions used for 2007 and 2006 actuarial calculations

The basis for the determination of the long-term rate of return is supported by a historical analysis of average returns in real terms for the last 30 years of the Certificados de Tesorería del Gobierno Federal (Mexican Federal Government Treasury Certificates) for Mexican investments, treasury bonds of each country for other investments and the expected rates of long-term returns of the actual investments of the Company.

The annual growth rate for health care expenses is 5.1% in nominal terms, consistent with the historical average health care expense rate for the past 30 years. Such rate is expected to remain consistent for the foreseeable future.

Based on these assumptions, the expected benefits to be paid in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Postretirement Medical Services		Severance Indemnities
2009	Ps.	512	Ps.	17	Ps.	25	Ps.	158
2010		313		16		25		129
2011		369		18		25		119
2012		305		21		26		113
2013		341		22		27		108
2014 to 2019		1,730		198		203		563

b)	Balances of the Liabilities:

	2008		2007
Pension and retirement plans:
Vested benefit obligation	Ps.	3,122	Ps.	2,373
Non-vested benefit obligation		2,625		2,792

Accumulated benefit obligation		5,747		5,165
Excess of defined benefit obligation over accumulated benefit obligation		466		422

Defined benefit obligation		6,213		5,587 (1)
Pension plan funds at fair value		(2,660)		(2,806)

Unfunded defined benefit obligation		3,553		2,781
Labor cost of past services (2)		(1,113)		(1,177)
Unrecognized actuarial net (loss) gain		(554)		38

		1,886		1,642
Additional labor liability		—		915

Total	Ps.	1,886	Ps.	2,557

Seniority premiums:
Vested benefit obligation		8		92
Non-vested benefit obligation		235		137

Accumulated benefit obligation		243		229
Excess of defined benefit obligation over accumulated benefit obligation		26		25

Unfunded defined benefit obligation		269		254
Labor cost of past services (2)		(8)		(9)
Unrecognized actuarial net loss		(13)		(57)

		248		188
Additional labor liability		—		60

Total	Ps.	248	Ps.	248

Postretirement medical services:
Vested benefit obligation		443		295
Non-vested benefit obligation		538		451

Defined benefit obligation		981		746
Medical services funds at fair value		(92)		(96)

Unfunded defined benefit obligation		889		650
Labor cost of past services (2)		(43)		(39)
Unrecognized actuarial net loss		(482)		(306)

Total	Ps.	364	Ps.	305

Severance indemnities:
Accumulated benefit obligation		729		609
Excess of defined benefit obligation over accumulated benefit obligation		—		38

Defined benefit obligation		729		647
Labor cost of past services (2)		(339)		(450)
Unrecognized actuarial net loss		(2)		(124)

		388		73
Additional labor liability		—		535

Total	Ps.	388	Ps.	608

Total labor liabilities	Ps.	2,886	Ps.	3,718

(1)	Projected Benefit Obligation as provided in Bulletin D-3 “Labor Liabilities”
(2)	Unrecognized net transition obligation and unrecognized prior service costs as were defined in Bulletin D-3 “Labor Liabilities.”

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the current year.

c)	Trust Assets:

Trust assets consist of fixed and variable return financial instruments recorded at market value. The trust assets are invested as follows:

	2008	2007
Fixed Return:
Publicly traded securities	16%	22%
Bank instruments	10%	17%
Federal government instruments	53%	31%

Variable Return:
Publicly traded	21%	30%

	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow.

The amounts and types of securities of the Company and related parties included in plan assets are as follows:

	2008		2007
Debt:
Deutsche Bank (Mexico) (1)	Ps.	58	Ps.	26
CEMEX, S.A.B. de C.V. (1)		57		51
BBVA Bancomer, S.A. de C.V. (1)		41		29
Sigma Alimentos, S.A. de C.V. (1)		29		40
British American Tobacco Mexico (1)		—		16
Valores Mexicanos Casa de Bolsa, S.A. de C.V. (1)		—		8
Coca-Cola FEMSA		2		2

Capital:
FEMSA		181		177
CEMEX, S.A.B. de C.V. (1)		—		135
Grupo Televisa, S.A.B. (1)		—		84

(1)	One or more members of the board of directors or senior management of FEMSA are members of the board of directors or senior management of this company.

The Company does not expect to make material contributions to the plan assets during the following fiscal year.

d)	Cost for the Year:

	2008		2007		2006
Pension and retirement plans:
Labor cost	Ps.	229	Ps.	210	Ps.	139
Interest cost		437		235		232
Expected return on trust assets		(307)		(129)		(139)
Labor cost of past services (1)		105		102		55
Amendments to plan		90		120		—
Amortization of net actuarial loss		15		1		6

		569		539		293

Seniority premiums:
Labor cost		33		30		24
Interest cost		20		10		11
Labor cost of past services (1)		2		2		3
Amendments to plan		6		1		—
Amortization of net actuarial loss		20		3		—

		81		46		38

Postretirement medical services:
Labor cost		27		27		20
Interest cost		59		32		36
Expected return on trust assets		(10)		(6)		(4)
Labor cost of past services (1)		10		4		4
Amendments to plan		15		4		—
Amortization of net actuarial loss		13		13		10

		114		74		66

Severance indemnities:
Labor cost		99		66		85
Interest cost		58		26		34
Labor cost of past services (1)		104		38		35
Amortization of net actuarial loss		178		—		—

		439		130		154

	Ps.	1,203	Ps.	789	Ps.	551

(1)	Amortization of unrecognized net transition obligation and amortization of unrecognized prior service costs as were defined in Bulletin D-3 “Labor Liabilities.”

e)	Changes in the Balance of the Obligations:

	2008		2007
Pension and retirement plans:
Initial balance	Ps.	5,587	Ps.	5,343
Labor cost		229		210
Interest cost		437		235
Amendments to plan		90		120
Actuarial (gain) loss		149		(62)
Benefits paid		(279)		(259)

Ending balance		6,213		5,587

Seniority premiums:
Initial balance		254		245
Labor cost		33		30
Interest cost		20		10
Amendments to plan		6		1
Actuarial (gain) loss		(24)		2
Benefits paid		(20)		(34)

Ending balance		269		254

Postretirement medical services:
Initial balance		746		731
Labor cost		27		27
Interest cost		59		32
Amendments to plan		15		4
Actuarial loss		187		12
Benefits paid		(53)		(60)

Ending balance		981		746

Severance indemnities:
Initial balance		647		588
Labor cost		99		66
Interest cost		58		26
Actuarial loss		11		88
Benefits paid		(86)		(121)

Ending balance		729		647

f)	Changes in the Balance of the Trust Assets:

	2008		2007
Pension and retirement plans:
Initial balance	Ps.	2,806	Ps.	2,779
Actual return on trust assets		(144)		110
Contributions		—		78
Benefits paid		(2)		(161)

Ending balance		2,660		2,806

Postretirement medical services:
Initial balance		96		105
Actual return on trust assets		(4)		33
Benefits paid		—		(42)

Ending balance		92		96

g)	Variation in Health Care Assumptions:

The following table presents the impact to the postretirement medical service obligations and the expenses recorded in the income statement with a variation of 1% in the assumed health care cost trend rates.

	Impact of Changes:
	+1%		-1%
Postretirement medical services obligation	Ps.	(324)	Ps.	118
Cost for the year		(13)		17

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

In addition, the Company provides a defined contribution plan of share compensation to certain key executives, consisting of an annual cash bonus to purchase FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. The 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. As of December 31, 2008, 2007 and 2006, no options have been granted to employees.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded in income from operations and are paid in cash the following year. During the years ended December 31, 2008, 2007 and 2006, the bonus expense recorded amounted to Ps. 1,336, Ps. 1,179 and Ps. 927, respectively.

All shares held in trust are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

As of December 31, 2008 and 2007, the number of shares held by the trust is as follows:

	Number of Shares
	FEMSA UBD		KOF L
	2008	2007	2008	2007
Beginning balance	7,431,459	5,731,038	1,663,746	1,158,472
Shares granted to executives	4,592,920	3,202,140	1,267,490	819,430
Shares released from trust to executives upon vesting	(2,272,173)	(1,470,909)	(460,161)	(295,579)
Forfeitures	—	(30,720)	—	(18,577)

Ending balance	9,752,206	7,431,549	2,471,075	1,663,746

The fair value the shares held by the trust as of the end of December 31, 2008 and 2007 was Ps. 552.3 and Ps 399.2 based on quoted market prices of those dates.

Note 17. Bank Loans and Notes Payable.

The following table presents short-term debt consisted principally of revolving bank loans as well as their weighted average interest rates:

	% Interest Rate (1)	2008		% Interest Rate (1)	2007
Loan currencies:
Mexican pesos	11.6%	Ps.	3,820	7.8%	Ps.	150
Argentine pesos	19.6%		816	11.0%		500
Venezuelan bolivars	22.2%		365	15.7%		425
Colombian pesos	15.2%		798	—		—
U.S. dollar			—	6.7%		2,372

		Ps.	5,799		Ps.	3,447

(1)	Weighted average rate.

The following table presents long-term bank loans and notes payable, as well as their weighted average rates and derivative financial instruments contracted by the Company:

	% Interest Rate (1)	2008	% Interest Rate (1)	2007
Fixed interest rate:
U.S. dollars:
Yankee bond	7.3%	Ps. 3,606	7.3%	Ps. 3,199
Bank loans	5.2%	190	6.0%	747
Capital leases	3.8%	26		—

Mexican pesos:
Bank loans	7.9%	3,536	9.7%	3,586
Units of investment (UDIs)	4.2%	2,692	4.2%	2,508
Notes payable	10.2%	1,500	10.2%	1,500

Japanese yen:
Bank loans	2.8%	120	4.8%	230

Brazilian reais:
Bank loans	10.7%	1		—

Variable interest rate:
U.S. dollars:
Bank loans	2.3%	6,265	5.2%	2,014
Capital leases		—	8.5%	2

Mexican pesos:
Bank loans	9.1%	9,968	8.1%	10,010
Notes payable	8.8%	9,250	8.2%	12,750

Colombian pesos:
Bank loans	15.4%	905		—

Brazilian reais:
Bank loans		—	8.7%	36

Long-term debt		38,059		36,582
Current portion of long-term debt		(5,849)		(5,917)

		Ps. 32,210		Ps. 30,665

(1)	Weighted average rate.

Hedging Derivative Financial Instruments	% Interest Rate (1)	2008	% Interest Rate (1)	2007
Interest rate swaps variable to fixed:

Mexican pesos:
Notes:		Ps. 10,000		Ps. 14,085
Interest pay rate	9.3%		9.5%
Interest receive rate	8.7%		8.1%

Bank loans:		2,640		4,465
Interest pay rate	9.0%		9.4%
Interest receive rate	9.0%		8.0%

Cross currency swaps:
Bank loans from U.S. Dollars to Mexican pesos:		2,429		—
Interest pay rate	8.2%		—
Interest receive rate	1.3%		—

Bank loans from Japanese yen to Brazilian reais:		72		230
Interest pay rate	14.4%		11.8%
Interest receive rate	2.8%		4.8%
(1) Weighted average rate.

Maturities of long-term debt are as follows:

Current maturities of long-term debt				Ps. 5,849
2010				3,909
2011				4,669
2012				8,716
2013				8,007
2014 and thereafter				6,909

				Ps. 38,059

The Company has financing from different institutions under agreements that stipulate different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as minimum consolidated net worth and debt and interest coverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all restrictions and covenants contained in its financing agreements.

Note 18. Other Expenses.

In 2007, FEMSA Cerveza approved a plan to allow certain qualifying personnel to early retire beginning in 2008. The financial impact of this plan as of December 31, 2008 and 2007 was Ps. 111 and Ps. 125, respectively, and they were recorded in other expenses as a pension plan amendment (see Note 15).

In 2006, Coca-Cola FEMSA implemented strategic restructuring programs in its commercial operations and recognized costs of Ps. 689, which were recorded in other expenses in the December 2006 consolidated income statement. Such costs consisted of Ps. 556 of severance payments associated with an ongoing benefit arrangement and Ps. 133 of other costs related to the restructuring programs. During 2008, Coca-Cola FEMSA recognized Ps. 88 regarding the strategic restructuring programs, which were recorded in other expenses in the consolidated income statement. Such costs consisted of severance payments updates associated with an ongoing benefit arrangement. As of December 31, 2008 and 2007, the payments are Ps. 155 and Ps. 522, respectively.

	2008	2007	2006
Employee profit sharing (see Note 4 p)	Ps. 933	Ps. 553	Ps. 530
Impairment of long-lived assets (1)	502	93	208
Severance payments associated with an ongoing benefit and amendment to pension plan	346	255	866
Amortization of unrecognized actuarial loss, net (see Note 2 d)	198	—	—
Loss on sales of fixed assets	185	101	59
Contingencies	(41)	228	117
Participation in affiliated companies	13	(154)	(11)
Other	238	221	(119)

Total	Ps. 2,374	Ps. 1,297	Ps. 1,650

(1)	Impairment charges regarding to fixed assets retired from ordinary operation.

Note 19. Fair Value of Financial Instruments.

The Company uses a three level fair value hierarchy to prioritize the inputs used to measure fair value. The three levels of inputs are described as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

•

Level 3: are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Company measures the fair value of its financial assets and liabilities classified as level 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes financial assets and liabilities measured at fair value, as of December 31, 2008:

	Level 1		Level 2
Cash equivalents	Ps.	4,585
Trust assets		2,752
Derivative financial instruments (asset)			Ps.	1,804
Derivative financial instruments (liability)				4,466
Bank loans				3,110

The Company does not use inputs classified as level 3 for fair value measurement.

The Company considered its credit risk for fair value measurements and estimates that the net effect on its derivative financial instruments is not material. As a result, the Company has not modified its valuation models as of December 31, 2008.

a)	Total Debt:

The fair value of bank loans and syndicated loans is determined based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of notes is based on quoted market prices.

	2008		2007
Carrying value	Ps.	43,858	Ps.	40,029
Fair value		43,709		40,407

b)	Interest Rate Swaps:

The Company uses interest rate swaps to offset the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments are recognized in the consolidated balance sheet at their estimated fair value and have been designated as a cash flow hedge. The estimated fair value is based on formal technical models. Changes in fair value were recorded in cumulative other comprehensive income.

At December 31, 2008, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Asset (Liability)
2009	Ps.	1,415	Ps.	(28)
2010		862		(75)
2011		1,763		(69)
2012		2,276		(105)
2013		5,245		(23)
2014 to 2017		2,500		16

The net effect of expired derivative contracts is included in current earnings as an interest expense and amounted to Ps. 212, Ps. 357 and Ps. 334 for the years ended December 31, 2008, 2007 and 2006, respectively.

A portion of certain interest rate swaps do not meet the hedging criteria for accounting purposes; consequently, changes in the estimated fair value of the ineffective portion were recorded in the consolidated results as part of the integral result of financing. For the years ended December 31, 2008, 2007 and 2006, the net effect of these instruments as of the date of the financial statements was a gain of Ps. 24 and Ps. 35 and a loss of Ps. 39, respectively.

c)	Forward Agreements to Purchase Foreign Currency:

The Company entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is determined based on prevailing market exchange rates to end the contracts at the end of the period. The changes in the fair value are recorded in cumulative other comprehensive income. As of December 31, 2008, the Company has forward contracts to buy foreign currencies with a notional amount of Ps. 1,786. These contracts expire in 2009, and as of December 31, 2008, they have generated an asset of Ps. 458.

As of December 31, 2008, the Company recorded net gains on expired forward contracts of Ps. 115 as part of foreign exchange.

As of December 31, 2008, certain of the Company’s forward agreements to buy U.S. dollars and other currencies did not meet the hedging criteria for accounting purposes; consequently, changes in the fair value were recorded in the consolidated results as part of the integral result of financing. The notional amount of those forward agreements to purchase foreign currency maturing in 2009 is Ps. 544 and they generated a loss of Ps. 225. For the years ended December 31, 2008 and 2007, the net effect of expired contracts that did not meet the hedging criteria for accounting purposes was a loss of Ps. 643 and a gain of Ps. 22, respectively, included as a market value gain (loss) on the ineffective portion of derivative financial instruments.

d)	Cross Currency Swaps:

The Company enters into cross currency swaps to reduce its exposure to risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is estimated based on formal technical models. Those contracts are designated as cash flow hedge; consequently, changes in the fair value were recorded as part of cumulative other comprehensive income. As of December 31, 2008, the Company has cross currency swap agreements outstanding with a notional amount of Ps. 2,115 and a fair value asset of Ps. 578. Those contracts mature in 2013.

Additionally, the Company has cross currency swaps designated as fair value hedge. As of the end of December 31, 2008, the Company has contracts with a notional amount of Ps. 2,887 which expire in 2017 and a fair value asset of Ps. 333. The fair value changes related to those cross currency swaps were recorded as part of the ineffective portion of derivative financial instruments, net of changes related to the long-term liability and amounted to a loss of Ps. 1. The net effect of expired contracts as of December 31, 2008, 2007 and 2006 was recorded as financial expense an amounted to Ps. 178, Ps. 37 and Ps. 72, respectively.

As of December 31, 2008, certain cross currency swaps instruments did not meet the hedging criteria for accounting purposes; consequently, changes in the estimated fair value are recorded as a gain or loss in the market value on the ineffective portion of derivative financial instruments in the consolidated results as part of the integral result of financing. Those contracts with a notional amount of Ps. 2,302 expire in 2011 and 2012 and the net effect changes in the fair value for the year ended December 31, 2008 amounted to Ps. 468 of a gain recorded in the market value on the ineffective portion of derivative financial instruments. The net effect of expired contracts that did not meet the hedging criteria for accounting purposes is recorded as a market value loss of Ps. 225, a gain of Ps. 64 and a loss of Ps. 3 for the years ended December 31, 2008, 2007 and 2006, respectively. All effects were recorded as part of the ineffective portion of derivative financial instruments.

e)	Commodity Price Contracts:

The Company enters into various commodity price contracts to reduce its exposure to the risk of fluctuation in the costs of certain raw material. The fair value is estimated based on the market valuations to the end of the contracts at the date of closing of the period. Changes in the fair value were recorded in cumulative other comprehensive income. As of December 31, 2008, the Company has commodity price contracts with maturity dates ending in 2009 and 2013, with a notional amount of Ps. 8,755 and had recorded a fair value liability of Ps. 2,955. For the years ended December 31, 2008, 2007 and 2006, the net effect of expired commodity price contracts were a gain of Ps. 17 and losses of Ps. 82 and Ps. 106, respectively, and which were recorded as part of operating income offsetting the related raw material cost.

As of December 31, 2008, certain commodity price contracts did not meet the hedging criteria for accounting purposes; consequently, changes in the estimated fair value are recorded as part of the market value gain (loss) on the ineffective portion of derivative financial instruments within the consolidated income statement. As of the end of December 31, 2008 and 2007, the net effect of those contracts was a loss of Ps. 217 and Ps. 43, respectively. The net effect of expired contracts that do not meet hedging criteria for accounting purposes were losses of Ps. 258 and Ps. 27, as of the end of December 31, 2008 and 2007, respectively.

f)	Embedded Derivative Financial Instruments:

The Company has determined that its leasing contracts denominated in U.S. dollars host embedded derivative financial instruments. The fair value is estimated based on formal technical models. Changes in the fair value were recorded in current earnings in the integral result of financing as market value on derivative financial instruments. As of December 31, 2008, 2007 and 2006, the net effect of embedded derivative financial instruments was losses of Ps. 137, Ps. 9 and Ps. 49, respectively.

Note 20. Minority Interest in Consolidated Subsidiaries.

	2008		2007
Coca-Cola FEMSA	Ps.	27,575	Ps. 24,380
FEMSA Cerveza		464	679
Other		35	16

	Ps.	28,074	Ps. 25,075

Note 21. Stockholders’ Equity.

At an ordinary stockholders’ meeting of FEMSA held on March 29, 2007, a three-for-one stock split was approved for all of FEMSA’s outstanding stock. Such split took effect on May 25, 2007. Subsequent to the stock split, the capital stock of FEMSA is comprised of 2,161,177,770 BD units and 1,417,048,500 B units.

As of December 31, 2008 and 2007, the capital stock of FEMSA was comprised of 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital stock amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock amount.

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

The Company’s statutes addressed that in May 2008, shares structure established in 1998 would be modified, unlinking subseries “D-B” into “B” shares and unlinking subseries “D-L” into “L” shares.

At an ordinary stockholders’ meeting of FEMSA held on April 22, 2008, it was approved to modify the Company’s statutes in order to preserve the unitary shares structure of the Company established on May 1998, and also to maintain the shares structure established after May 11, 2008.

As of December 31, 2008 and 2007, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270

Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540

Total shares	7,085,242,500	10,805,888,850	17,891,131,350

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the Company, except as a stock dividend. As of December 31, 2008, this reserve in FEMSA amounted to Ps. 596 (nominal value).

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for restated stockholder contributions and distributions made from consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”) or from reinvested consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta Reinvertida” (“CUFINRE”).

Dividends paid in excess of CUFIN and CUFINRE are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments. As of December 31, 2008, FEMSA’s balances of CUFIN amounted to Ps. 47,798.

At the ordinary stockholders’ meeting of FEMSA held on April 22, 2008, stockholders approved dividends of Ps. 0.08079 Mexican pesos (nominal value) per series “B” share and Ps. 0.10099 Mexican pesos (nominal value) per series “D” share that were paid in May 2008. Additionally, the stockholders approved a reserve for share repurchase of a maximum of Ps. 3,000.

At an ordinary stockholders’ meeting of Coca-Cola FEMSA held on April 8, 2008, the stockholders approved a dividend of Ps. 945 that was paid in May 2008. The corresponding payment to the minority interest was Ps. 437.

Note 22. Net Majority Income per Share.

This represents the net majority income corresponding to each share of the Company’s capital stock, computed on the basis of the weighted average number of shares outstanding during the period. Additionally, the net income distribution is presented according to the dividend rights of each share series.

As a result of the stock split on May 25, 2007, earnings per share for previously presented periods has been retroactively restated in accordance with Mexican FRS, Bulletin B-14, “Earnings per Share.”

The following presents the computed weighted average number of shares and the distribution of income per share series as of December 31, 2008, 2007 and 2006:

	Millions of Shares
	Series “B”		Series “D”
	Number	Weighted Average	Number	Weighted Average
Shares outstanding as of December 31, 2006, 2007 and 2008	9,246.42	9,246.42	8,644.71	8,644.71

Dividend rights	1.00		1.25
Allocation of earnings	46.11%		53.89%

Note 23. Taxes.

a)	Income Tax:

Income tax is computed on taxable income, which differs from net income for accounting purposes principally due to the treatment of the integral result of financing, the cost of labor liabilities, depreciation and other accounting provisions. The tax loss may be carried forward and applied against future taxable income.

As of December 31, 2008, the statutory income tax rates applicable in the countries where the Company operates, the years in which tax loss carryforwards may be applied and the open periods that remain subject to examination are as follows:

	Statutory Tax Rate	Expiration (Years)	Open Period (Years)
Mexico	28%	10	5
Guatemala	31%	N/A	4
Nicaragua	30%	3	4
Costa Rica	30%	3	4
Panama	30%	5	3
Colombia	33%	8	2
Venezuela	34%	3	4
Brazil	34%	Indefinite	6
Argentina	35%	5	5

The statutory income tax rate in Mexico was 28% for 2008 and 2007 and 29% for 2006.

In Colombia, tax losses may be carried forward eight years and they are limited to 25% of the taxable income of each year. Additionally, the statutory tax rate of Colombia decreases from 38.5% in 2006 to 34% in 2007 and 33% in 2008, and the 5% tax imposed on dividends was eliminated in 2006.

In Brazil, tax losses may be carried forward for an indefinite period but cannot be restated and are limited to 30% of the taxable income of each year.

b)	Tax on Assets:

Through 2006, the Mexican tax on assets was computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. On January 1, 2007, the tax on assets rate was reduced from 1.8% to 1.25% and also the deduction of liabilities was eliminated in order to determine the tax to be paid. Since 2008, the tax on assets has disappeared in Mexico and it is replaced by the Business Flat Tax (Impuesto Empresarial a Tasa Única, “IETU”; see Note 23 C). The amounts paid of tax on assets corresponding to previous periods to the IETU introduction, can be creditable against the income tax generated during the period, only if the income tax is higher than the IETU generated in the same period, to the extent equivalent to 10% of the lesser tax on asset paid during 2007, 2006 or 2005.

The operations in Guatemala, Nicaragua, Colombia and Argentina are also subject to a minimum tax, which is based primarily on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

c)	Business Flat Tax (“IETU”):

Since 2008, the IETU came into effect in Mexico and replaced the Tax on Assets. IETU functions are similar to an alternative minimum corporate income tax, except that amounts paid cannot be creditable against future income tax payments. The payable tax will be the higher between the IETU or the income tax liability computed under the Mexican income tax law. The IETU applies to individuals and corporations, including permanent establishments of foreign entities in Mexico, at a rate of 17.5% beginning in 2010. The rates for 2008 and 2009 will be 16.5% and 17.0%, respectively. The IETU is calculated under a cash-flow basis, whereby the tax base is determined by reducing cash proceeds with certain deductions and credits. In the case of income derived from export sales, where cash on the receivable has not been collected within 12 months, income will be deemed received at the end of this 12-month period. In addition, as opposed to ISR which allows for fiscal consolidation, companies that incur IETU are required to file their returns on an individual basis.

Based on its financial projections for purposes of its Mexican tax returns, the Company expects to pay corporate income tax in the future and does not expect to pay IETU. As such, the enactment of IETU did not impact the Company’s consolidated financial position or results of operations.

d)	Deferred Income Tax:

Effective January 2008, in accordance with NIF B-10, “Effects of Inflation,” in Mexico the application of inflationary accounting is suspended. However, for taxes purposes, the balance of fixed assets is restated through the application of National Consumer Price Index (NCPI) of each country. For this reason, the difference between accounting and taxable values will increase, generating a deferred tax.

The impact to deferred income taxes generated by liabilities (assets) temporary differences are as follows:

Deferred Income Taxes	2008		2007
Allowance for doubtful accounts	Ps.	(137)	Ps.	(116)
Inventories		137		385
Prepaid expenses		137		120
Property, plant and equipment		5,366		5,325
Investments in shares		(24)		(7)
Intangibles and other assets		(878)		(1,020)
Labor liabilities		(735)		(712)
Derivative financial instruments		(832)		(72)
Loss contingencies		(658)		(568)
Temporary non-deductible provision		(1,170)		(710)
Employee profit sharing payable		(171)		(165)
Recoverable tax on assets		(252)		(375)
Tax loss carryforwards		(4,457)		(3,722)
Valuation allowance for tax loss carryforwards and non-recoverable tax on assets		3,675		3,360
Other reserves		1,152		597

Deferred income taxes, net		1,153		2,320
Deferred income taxes asset		1,247		1,264

Deferred income taxes liability	Ps.	2,400	Ps.	3,584

The changes in the balance of the net deferred income taxes liability are as follows:

	2008		2007
Initial balance	Ps.	2,320	Ps.	1,943
Loss on monetary position		48		(43)
Tax provision for the year		(2,460)		(239)
Effects in stockholders’ equity:
Additional labor liability over unrecognized net transition obligation		160		(107)
Derivative financial instruments		(722)		193
Cumulative translation adjustment		1,709		85
Restatement effect of beginning balances		98		139
Result of holding non-monetary assets		—		349

Ending balance	Ps.	1,153	Ps.	2,320

e)	Provision for the Year:

	2008		2007		2006

Current income taxes	Ps.	6,667	Ps.	4,965	Ps.	4,476
Tax on assets		—		224		54
Deferred income taxes		(2,460)		(239)		95
Change in the statutory income tax rate		—		—		(17)

Income taxes and tax on assets	Ps.	4,207	Ps.	4,950	Ps.	4,608

f)	Tax Loss Carryforwards and Recoverable Tax on Assets:

The subsidiaries in Mexico, Panama, Colombia, Venezuela and Brazil have tax loss carryforwards and/or recoverable tax on assets. The aggregate amounts of such future benefits and their years of expiration are as follows:

Year	Tax Loss Carryforwards		Recoverable Tax on Assets
2009	Ps.	2	Ps.	—
2010		—		2
2011		—		2
2012		1		14
2013		4		13
2014		101		25
2015		109		1
2016		—		31
2017 and thereafter		1,259		164
No expiration (Brazil, see Note 23 a)		12,006		—

	Ps.	13,482	Ps.	252

Due to the uncertainty related to the realization of certain tax loss carryforwards and recoverable tax on assets, Ps. 10,241 and Ps. 193, respectively, a valuation allowance has been recorded to reduce the deferred income tax asset associated with such carryforwards. The changes in the valuation allowance and non-recovered tax on asset, which reduce the related deferred tax asset, are as follows:

	2008	2007
Initial balance	Ps. 3,360	Ps. 3,630
Provision	690	321
Usage of tax losses carryforwards	(213)	(428)
Restatement of the initial balance	(162)	(163)

Ending balance	Ps. 3,675	Ps. 3,360

g)	Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2008	2007	2006

Mexican statutory income tax rate	28.0%	28.0%	29.0%
Difference between book and tax inflationary effects	(2.2)%	(1.1)%	(0.1)%
Non-deductible expenses	3.3%	1.7%	3.3%
Difference between statutory income taxes rates	2.5%	1.7%	1.2%
Change in Mexican income tax rate	—	—	0.1%
Non-taxable income	(1.0)%	—	(1.5)%
Other	0.6%	(1.0)%	(0.2)%

	31.2%	29.3%	31.8%

Note 24. Contingencies and Commitments.

a)	Contingencies Recorded in the Balance Sheet:

The Company has various loss contingencies, and reserves have been recorded in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies were recorded as a result of recent business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2008:

Total
Tax	Ps. 1,479
Labor	1,010
Legal	256

Total	Ps. 2,745

b)	Changes in the Balance of Contingencies Recorded:

	2008	2007	2006

Initial balance	Ps. 2,642	Ps. 3,239	Ps. 2,646
Provision (1)	1,231	367	6,355
Penalties and other charges	50	147	183
Cancellation	(690)	(932)	(1,712)
Payments	(572)	(278)	(4,673)
Restatement of the initial balance	84	99	440

Ending balance	Ps. 2,745	Ps. 2,642	Ps. 3,239

(1)	Includes contingencies related to KAISER acquisition in 2006 of Ps. 3,157 and from REMIL acquisition in 2008 of Ps. 607, recorded through purchase accounting.

c)	Unsettled Lawsuits:

The Company has entered into legal proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and FEMSA Cerveza. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of December 31, 2008 is $465. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations.

In recent years in its Mexican, Costa Rican and Brazilian territories, Coca-Cola FEMSA and FEMSA Cerveza have been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the beer and soft drink industries where those subsidiaries operate.

d)	Collateralized Contingencies:

As is customary in Brazil, the Company has been requested by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 2,594 by pledging fixed assets and entering into available lines of credit which cover such contingencies.

e)	Commitments:

As of December 31, 2008, the Company has operating lease commitments for the rental of production machinery and equipment, distribution equipment, computer equipment and land for FEMSA Comercio’s operations.

The contractual maturities of the lease commitments by currency, expressed in Mexican pesos as of December 31, 2008, are as follows:

	Mexican Pesos		U.S. Dollars		Other
2009	Ps.	1,458	Ps.	1,604	Ps.	74
2010		1,378		102		77
2011		1,295		59		21
2012		1,215		59		—
2013		1,121		40		—
2014 and thereafter		6,403		206		—

Total	Ps.	12,870	Ps.	2,070	Ps.	172

Rental expense charged to operations amounted to approximately Ps. 2,000, Ps. 1,713 and Ps. 1,543 for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 25. Information by Segment.

Analytical information by segment is presented considering the geographic areas in which we operate and is presented according to the information used for decision making of the administration.

a)	By Business Unit:

2008	Coca-Cola FEMSA		FEMSA Cerveza		FEMSA Comercio		Other (1)	Consolidation Adjustments		Consolidated
Total revenue	Ps.	82,976	Ps.	42,385	Ps.	47,146	Ps. 9,401	Ps.	(13,886)	Ps.	168,022
Intercompany revenue		1,021		5,534		10	7,321		(13,886)		—
Income from operations		13,695		5,394		3,077	518		—		22,684
Depreciation (2)		3,036		1,748		663	136		(75)		5,508
Amortization		240		1,871		422	27		—		2,560
Other non-cash charges (3) (4)		145		634		46	105		—		930
Impairment of long-lived assets		371		124		—	7		—		502
Interest expense		2,207		2,318		665	1,061		(1,321)		4,930
Interest income		433		477		27	982		(1,321)		598
Income taxes		2,486		1,037		351	333		—		4,207
Capital expenditures		4,802		6,418		2,720	294		—		14,234
Net cash flows provided by operating activities		12,880		4,831		2,121	3,232		—		23,064
Net cash flows used in investment activities		(8,263)		(5,928)		(2,718)	(1,151)		—		(18,060)
Net cash flow (used in) financing activities		(5,038)		480		870	(2,472)		—		(6,160)

Long-term assets		79,966		52,058		10,888	10,188		(7,077)		146,023
Total assets		97,958		65,549		17,185	15,599		(11,251)		185,040

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Equivalent to non-cash operating expenses as presented in the Consolidated Statement of Cash Flows.
(4)	Includes the cost for the period related to labor liabilities (see Note 15 d) and participation in associated companies.

2007	Coca-Cola FEMSA	FEMSA Cerveza		FEMSA Comercio	Other (1)	Consolidation Adjustments	Consolidated
Total revenue	Ps. 69,251	Ps.	39,566	Ps. 42,103	Ps. 8,124	Ps. (11,488)	Ps. 147,556
Intercompany revenue	864		4,256	16	6,352	(11,488)	—
Income from operations	11,486		5,497	2,320	433	—	19,736
Depreciation (2)	2,637		1,637	543	113	—	4,930
Amortization	241		1,786	399	39	—	2,465
Non-cash charges (4)	173		426	28	90	—	717
Impairment of long-lived assets	—		91	—	2	—	93
Interest expense	2,178		2,196	453	1,031	(1,137)	4,721
Interest income	613		342	38	913	(1,137)	769
Income taxes	3,336		888	377	349	—	4,950
Capital expenditures	3,682		5,373	2,112	90	—	11,257

Long-term assets	69,717		50,562	9,057	12,686	(9,712)	132,310
Total assets	87,178		65,539	14,284	18,743	(19,949)	165,795

2006
Total revenue	Ps. 64,046	Ps. 37,919	Ps. 36,835	Ps. 7,966	Ps. (10,646)	Ps. 136,120
Intercompany revenue	722	3,911	13	6,000	(10,646)	—
Income from operations	10,293	6,210	1,667	467	—	18,637
Depreciation (2)	2,595	1,818	431	110	—	4,954
Amortization	253	2,018	363	36	—	2,670
Other non-cash charges (4)	143	238	15	88	—	484
Impairment of long-lived assets	79	121	—	8	—	208
Interest expense	2,294	1,735	405	561	(526)	4,469
Interest income	383	228	53	654	(526)	792
Income taxes	2,555	1,476	360	217	—	4,608
Capital expenditures	2,863	4,419	1,943	197	—	9,422

(1)	Includes other companies (see Note 1) and corporate.

(2)	Includes bottle breakage.
(3)	Equivalent to non-cash operating expenses as presented in the Consolidated Statement of Cash Flows.
(4)	Includes the cost for the period related to labor liabilities (see Note 15 d) and participation in associated companies.

b)	By Geographic Area:

Beginning in 2008, the Company decided to better align disclosures to the way the business is geographically managed. As a result the Company’s operations are grouped in the following divisions: (i) Mexico division; (ii) Latincentro division, which is comprised of the territories operated in Central America and Colombia; (iii) Venezuela; and (iv) Mercosur division, which is comprised of the territories operated in Brazil and Argentina. Segment information from 2007 and 2006 was regrouped for consistency with the presentation for 2008.

Venezuela operates in an economy with exchange controls, as a result, Bulletin B-5 “Information by Segments” does not allow its integration into another geographical segment.

2008	Total Revenue	Capital Expenditures	Long-Lived Assets	Total Assets
Mexico	Ps. 114,640	Ps. 11,032	Ps. 102,486	Ps. 136,516
Latincentro (1)	12,853	1,209	16,833	21,284
Venezuela	15,217	715	6,883	9,817
Mercosur (2)	25,755	1,278	19,821	27,815
Consolidation adjustments	(443)	—	—	(10,392)

Consolidated	Ps. 168,022	Ps. 14,234	Ps. 146,023	Ps. 185,040

(1)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.
(2)	Includes Brazil and Argentina.

2007	Total Revenue	Capital Expenditures	Long-Lived Assets	Total Assets
Mexico	Ps. 106,136	Ps. 9,137	Ps. 98,302	Ps. 120,965
Latincentro (1)	11,901	971	13,739	18,268
Venezuela	9,792	(9)	4,155	6,364
Mercosur (2)	20,127	1,158	16,114	24,149
Consolidation adjustments	(400)	—	—	(3,951)

Consolidated	Ps. 147,556	Ps. 11,257	Ps. 132,310	Ps. 165,795

2006	Total Revenue		Capital Expenditures
Mexico	Ps.	99,310	Ps.	7,807
Latincentro (1)		11,148		663
Venezuela		7,997		222
Mercosur (2)		17,836		730
Consolidation adjustments		(171)		—

Consolidated	Ps.	136,120	Ps.	9,422

(1)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.
(2)	Includes Brazil and Argentina.

Note 26. Differences Between Mexican FRS and U.S. GAAP.

As discussed in Note 2, the consolidated financial statements of the Company are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported net income, stockholders’ equity and comprehensive income to U.S. GAAP is presented in Note 27. It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements as required by NIF B-10, “Inflation Effects” of Mexican FRS.

The application of NIF B-10 represents a comprehensive measure of the effects of price-level changes in inflationary economic environments.

The principal differences between Mexican FRS and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a)	Consolidation of Coca-Cola FEMSA:

Under Mexican FRS, the Company consolidates Coca-Cola FEMSA since it owns a majority of the outstanding voting capital stock and exercises control over the operations of Coca-Cola FEMSA in the ordinary course of business in accordance with the requirements of Mexican Bulletin B-8 “Consolidated and Combined Financial Statements and Valuation of Long-Term Investments in Shares.” Pursuant to Bulletin B-8, Coca-Cola FEMSA meets the criteria of a subsidiary for consolidation as FEMSA holds more than 50% of Coca-Cola FEMSA’s outstanding voting stock and has not yielded control to a minority shareholder. Bulletin B-8 establishes that control has been yielded when a minority shareholder obtains:

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

The shareholder agreement grants The Coca-Cola Company substantive participating rights. The affirmative vote of two Directors appointed by The Coca-Cola Company is, with limited exceptions, required for matters considered by the Board of Directors, including the designation of the Chief Executive Officer and the Chief Financial Officer, the annual business plan, capital investment plan and asset disposals, mergers, acquisitions or sales of any line of business. Under Emerging Issues Task Force (“EITF”) 96-16 “Investor’s accounting for an investee when the investor owns a majority of the voting stock but the minority shareholders have certain approval or veto rights” such approval and veto rights held by The Coca-Cola Company qualify as substantive participating rights and therefore do not allow FEMSA to consolidate Coca-Cola FEMSA in its financial statements for U.S. GAAP purposes. Therefore, FEMSA’s investment in Coca-Cola FEMSA is recorded by applying the equity method in FEMSA’s consolidated financial statements under U.S. GAAP.

Beginning in 2008, as a result of discontinuing inflationary accounting for Coca-Cola FEMSA’s subsidiaries that operte in non-inflationary economic environments, the financial statements are no longer considered to be presented in a reporting currency that comprehensively includes the effects of price level changes; therefore, the effects of inflation generated beginning in 2008 result in a difference to be reconciled for U.S. GAAP purposes. The equity method recorded by FEMSA as of December 31, 2008 considers this difference.

As of December 31, 2008 and 2007, fair value of FEMSA’s investment in Coca-Cola FEMSA represented by 992,078,519 equivalent to 53.7% for both years, of its outstanding shares, amounted to Ps. 59,706 and Ps. 53,123 based on quoted market prices as of those dates.

Summarized consolidated balance sheets and income statements under U.S. GAAP are presented as follows as of December 31:

Consolidated Balance Sheets	2008		2007
Current assets	Ps.	18,685	Ps.	18,065
Property, plant and equipment		27,969		22,968
Other assets		51,320		47,550

Total assets	Ps.	97,974	Ps.	88,583

Current liabilities	Ps.	21,345	Ps.	16,245
Long-term liabilities		20,161		21,213

Total liabilities		41,506		37,458
Minority interest in consolidated subsidiaries		1,707		1,653
Stockholders’ equity		54,761		49,472

Total liabilities and stockholders’ equity	Ps.	97,974	Ps.	88,583

Consolidated Income Statements	2008		2007		2006
Total revenues	Ps.	81,099	Ps.	69,131	Ps.	59,940
Income from operations		12,095		10,741		8,749
Income before income taxes		7,685		10,255		7,700
Income taxes		1,987		3,271		2,420
Minority interest in results of consolidated subsidiaries		231		189		176

Net income		5,571		6,765		5,104
Other comprehensive income		663		1,768		1,023

Comprehensive income	Ps.	6,234	Ps.	8,533	Ps.	6,127

b)	Restatement of Prior Year Financial Statements:

Under US GAAP, the Company applies the regulations of the Securities Exchanges Commission of the United States of America (“SEC”), which allows to not reconcile prior years financial statements which were previously restated in constant units of the reporting currency,. Beginning on January 1, 2008, in accordance with NIF B-10, the Company discontinued inflationary accounting for subsidiaries that operate in non-inflationary economic environments. As a result prior years financial information and all other adjustments for U.S. GAAP purposes, were restated and translated as of December 31, 2007, which is the date of the last recognition of inflation effects. The cumulative effect of previously realized and unrealized results of holding non-monetary assets (RETANM) of previous periods was reclassified to retained earnings as described in Note 2 b). This reclassification does not result in a difference to reconcile for U.S. GAAP purposes since those amounts are ultimately recognized in the Company’s financial statements.

c)	Classification Differences:

Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. These include:

•	As explained in Note 4 d), under Mexican FRS, advances to suppliers are recorded as inventories. Under U.S. GAAP advances to suppliers are classified as prepaid expenses;

•

Impairment of goodwill and other long-lived assets, the gains or losses on the disposition of fixed assets, all severance payments associated with an ongoing benefit and amendments to pension plans, financial expenses from labor liabilities and employee profit sharing are recorded as part of operating income under U.S. GAAP; and

•

Under Mexican FRS, deferred taxes are classified as non-current, while under U.S. GAAP they are based on the classification of the related asset or liability or their estimated reversal date when not associated with an asset or liability.

d)	Start-Up Expenses:

As explained in Note 4 j), under Mexican FRS, start-up expenses are capitalized and amortized using the straight-line method in accordance with the terms of the lease contracts at the start of operations. Under U.S. GAAP, these expenses must be recorded in the income statement as incurred, except for the licenses for the sale of beer paid for by FEMSA Comercio, which are considered to be intangible assets and amortized using the straight-line method beginning at the start of operations.

e)	Intangible Assets:

According to Mexican FRS, in 2003 the amortization of goodwill was discontinued. For U.S. GAAP purposes, since 2002 goodwill and indefinite-lived intangible assets are no longer subject to amortization.

As a result of the adoption of this SFAS No. 142, the Company performed an initial impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company, if events or changes in circumstances between annual tests indicate that the asset might be impaired

f)	Restatement of Imported Equipment:

Through December 2007, the Company restated imported machinery and equipment applying the inflation rate and the exchange rate of the country of origin; then the Company translated those amounts into Mexican pesos using the period-end rate.

As explained in Note 2 b), on January 1, 2008, the Company adopted NIF B-10, “Inflation Effects” which establishes that imported machinery and equipment are recorded using the exchange rate of the acquisition date. Subholding Companies that operate in inflationary economic environments have to restate those assets by applying the inflation rate of the country were the asset is acquired. The change in this methodology did not impact significantly the consolidated financial position of the Company (see Note 2 b).

Under U.S. GAAP, the Company applies SEC regulations referred to above; as such amounts are not reconciled during the preparation of U.S. GAAP financial information.

g)	Capitalization of the Integral Result of Financing:

Through December 2006, the Company did not capitalize the integral result of financing, which was previously optional under Mexican FRS. On January 1, 2007, NIF D-6, “Capitalization of Integral Result of Financing” went into effect. This standard establishes that the integral result of financing generated as a result of loans obtained to finance investment projects must be capitalized as part of the cost of long-term assets that require a substantial period of time for their intended use, among other conditions listed by NIF D-6. This standard does not require retrospective application. The adoption of this standard did not have a significant impact on the Company’s consolidated financial position or results of operations according to Mexican FRS.

In accordance with SFAS No. 34, “Capitalization of Interest Cost,” if interest expense is incurred during the construction of qualifying assets and the net effect is material, capitalization is required for all assets that require a period of time to get them ready for their intended use. The net effect of interest expenses incurred to bring qualifying assets to the condition for its intented use was Ps. 56 Ps. 55 and Ps. 35 for the years ended on December 31, 2008, 2007 and 2006, respectively.

A reconciling item for the amortization of an interest expense capitalization regarding qualifying assets according to SFAS No. 34 identified prior 2006, is included in the U.S. GAAP reconciliation of the net income and stockholders’ equity. The weighted average interest rate of outstanding debt to finance qualifying assets is applied to the balance of construction in progress to determine the amount to be capitalized.

h)	Fair Value Measurements

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which establishes a framework for measuring fair value providing a consistent definition of fair value that focuses on exit price and prioritizes, within a measurement of fair value, the use of market based inputs over company specific inputs. SFAS 157 expands the disclosure requirements and establishes a three level hierarchy for fair value measurements on the observable inputs to the valuation of an asset or liability at the measurement date. This standard requires companies to consider its own nonperformance risk when measuring liabilities carried at fair value, including derivative financial instruments. However, in February 2008, the FASB released a FASB Staff Position (FSP FAS 157-2 Effective Date of FASB Statement No. 157) which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For all other assets and liabilities, this statement is effective on January 1, 2009.

SFAS No. 157 establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs are full described in Note 19.

The Company’s adoption of SFAS 157 did not have a material impact on the Company’s consolidated financial statements. The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date as shown in Note 19.

The Company is exposed to counterparty credit risk on all derivative financial instruments. Because the amounts are recorded at fair value, the full amount of the Company’s exposure is the carrying value of these instruments. Credit risk is monitored through established approval procedures, which consider grading counterparties periodically in order to offset the net effect of counterparty’s credit risk. As a result the Company only enters into derivative transactions with well – established financial institutions; and estimates that such risk is minimal.

Statement of Financial Accounting Standards No 159, The Fair Value Option for Financial Assets and Financial Liabilities, (“SFAS 159”) allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument by instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, SFAS 159 specifies that the unrealized gains and losses for that instrument be reported in earnings at each subsequent reporting date. This statement is effective for the Company on January 1, 2008. The Company did not elect to adopt fair value option to any of its outstanding instruments; therefore, it did not have any impact on its consolidated financial statements.

In accordance with Statement of Financial Accounting Standards No. 107 (“SFAS 107”), disclosures about fair value of financial instruments, it is necessary to provide information about fair value of certain financial instruments for which it is practicable to estimate it. The Company estimates that carrying amounts of cash and cash equivalents, accounts receivable, interest payable, suppliers, accounts payable and other current liabilities approximate to their fair value due to their short maturity.

Additionally as explained in note 16, the Company has a bonus program in which the cost of the equity instruments is measured based on the fair value of the instruments on the date they are granted.

i)	Deferred Income Taxes, Employee Profit Sharing and Uncertain Tax Positions:

The Company calculates its deferred income taxes and employee profit sharing in accordance with SFAS No. 109, “Accounting for Income Taxes,” for U.S. GAAP purposes, which differs from Mexican FRS as follows:

•

Under Mexican FRS, inflation effects on the deferred taxes balance generated by monetary items are recognized in the result of monetary position of inflationary economic environments. Under U.S. GAAP, the deferred taxes balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income taxes provision; and

•

The differences in start-up expenses, restatement of imported machinery and equipment, capitalization of interest expenses and employee benefits explained in Note 26 d), f), g), and j), generate a difference when calculating the deferred income taxes under U.S. GAAP compared to that presented under Mexican FRS (see Note 23 d).

The reconciliation of deferred income tax and employee profit sharing, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Taxes, Net	2008		2007
Deferred income taxes under Mexican FRS	Ps.	1,153	Ps.	2,320
Deferred income taxes of Coca-Cola FEMSA		(434)		(225)
U.S. GAAP adjustments:
Start-up expenses		(62)		(58)
Restatement of imported equipment		(23)		(31)
Capitalization of interest expense		74		88
Tax deduction for deferred employee profit sharing		(60)		(135)
Employee benefits		(611)		(355)

Total U.S. GAAP adjustments		(682)		(491)

Deferred income taxes, net, under U.S. GAAP	Ps.	37	Ps.	1,604

Changes in the Balance of Deferred Income Taxes	2008		2007
Initial balance	Ps.	1,604	Ps.	1,808
Provision for the year		(1,243)		(539)
Unrecognized labor liabilities		(139)		33
Derivative financial instruments		(622)		124
Cumulative translation adjustment		437		178

Ending balance	Ps.	37	Ps.	1,604

Reconciliation of Deferred Employee Profit Sharing	2008		2007
Deferred employee profit sharing under Mexican FRS	Ps.	—	Ps.	—
U.S. GAAP adjustments:
Allowance for doubtful accounts		(7)		(6)
Inventories		58		97
Prepaid expenses		6		28
Property, plant and equipment		278		963
Deferred charges		(18)		(214)
Intangible assets		54		10
Capitalization of interest expense		2		31
Start-up expenses		(19)		(18)
Derivative financial instruments		18		5
Labor liabilities		(410)		(329)
Other reserves		(113)		(84)

Total U.S. GAAP adjustments		(151)		483

Valuation allowance		365		—

Deferred employee profit sharing under U.S. GAAP	Ps.	214	Ps.	483

Changes in the Balance of Deferred Employee Profit Sharing	2008		2007
Initial balance	Ps.	483	Ps.	650
Provision for the year		(576)		(180)
Labor liabilities		(58)		13
Valuation allowance		365		—

Ending balance	Ps.	214	Ps	. 483

The deferred employee profit sharing includes total reduction by a valuation allowance since the Company estimates it will not be realized.

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

j)	Employee Benefits:

On January 1, 2008, the Company adopted NIF D-3 “Employee Benefits” according Mexican FRS. This standard derogates the recognition of the additional labor liability resulting from the difference between actual benefits and the net projected liabilities, establishes a maximum of five years to amortize the beginning balance of past labor costs of pension plans and severance indemnities and requires to record actuarial gains or losses of severance indemnities as part of the income from operations during the period when those are incurred. The adoption of NIF D-3 generates a difference in the unamortized net transition obligation and in the amortization expense of pension plans and severance indemnities. SFAS No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement plans-an amendment of FASB Statements No. 87, 88, 106 and 132(R)” establishes to fully recognize as an asset or liability from overfunded or underfunded status of defined pension and other postretirement benefit plans as NIF D-3.

The adoption of NIF B-10 for Mexican FRS, required the application of real rates for inflationary economic environments and nominal rated for non-inflationary economic environments in actuarial calculations. The Company uses the same criteria for interest rates for both U.S. GAAP and Mexican FRS.

In 2006, the Company adopted SFAS 158. The impact of adoption, including the interrelated impact on the minimum pension liability, resulted in an increase in total liabilities and a decrease in stockholders’ equity reported under U.S. GAAP of Ps. 192 and Ps. 892, respectively.

The reconciliation of the pension cost for the year and related labor liabilities is as follows:

Cost for the Year	2008		2007		2006
Net cost recorded under Mexican FRS	Ps.	1,203	Ps.	664	Ps.	551
Net cost of Coca-Cola FEMSA		(451)		(176)		(163)
U.S. GAAP adjustments:
Amortization of unrecognized transition obligation		(55)		(8)		(5)
Amortization of prior service cost		4		8		—
Amortization of net actuarial loss		(36)		—		—

Total U.S. GAAP adjustment		(87)		—		(5)

Cost for the year under U.S. GAAP	Ps.	665	Ps.	488	Ps.	383

Labor Liabilities			2008		2007
Employee benefits under Mexican FRS			Ps.	2,886	Ps.	3,718
Employee benefits of Coca-Cola FEMSA				(936)		(993)
U.S. GAAP adjustments:
Unrecognized net transition obligation				403		459
Unrecognized prior service				740		781
Unrecognized net actuarial loss				1,040		444
Additional labor liability in cumulative other comprehensive income				—		(413)

U.S. GAAP adjustments to stockholders’ equity				2,183		1,271
Reversal of additional labor obligation under Mexican FRS				—		(673)

Labor liabilities under U.S. GAAP			Ps.	4,133	Ps.	3,323

Estimates of the unrecognized items expected to be recognized as components of net periodic pension cost during 2009 are shown in the table below:
	Pension and Retirement Plans		Seniority Premiums		Postretirement Medical Services
Actuarial net loss and prior service cost recognized in cumulative other comprehensive income during the year	Ps.	486	Ps.	(16)	Ps.	199
Actuarial net loss and prior service cost recognized as a component of net periodic cost		57		9		33
Net transition liability recognized as a component of net periodic cost		49		2		9
Actuarial net loss, prior service cost and transition liability included in accumulated cumulative other comprehensive income		1,393		6		525
Estimate to be recognized as a component of net periodic cost over the following fiscal year:
Transition asset / (obligation)		48		1		(32)
Prior service credit / (cost)		49		—		—
Actuarial gain / (loss)		20		—		(22)

k)	Kaiser and Coca-Cola FEMSA Minority Acquisition:

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

l)	Minority Interest:

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

m)	FEMSA’s Minority Interest Acquisition:

In accordance with Mexican FRS, the Company applied the entity theory to the acquisition of the minority interest by FEMSA in May 1998, through an exchange offer. Accordingly, no goodwill was created as a result of such acquisition and the difference between the book value of the shares acquired by FEMSA and the FEMSA shares exchanged was recorded as additional paid-in capital. The direct out-of-pocket costs identified with the purchase of minority interest were included in other expenses.

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

Additionally, SFAS No. 142 requires the allocation of all goodwill to the related reporting units to the operating segment or component that will generate the related cash flows. The allocation of the goodwill generated by the previously mentioned acquisition of minority interest was as follows:

FEMSA Cerveza	Ps.	10,600
Coca-Cola FEMSA		4,753
FEMSA Comercio		1,085
Other		918

	Ps.	17,356

n)	Statement of Cash Flows:

In 2008, the Company adopted NIF B-2 “Statement of Cash Flows” which is similar to SFAS No. 95, “Statement of Cash Flows,” except for the presentation of restricted cash, different presentation of interest costs, and certain other supplemental disclosures.

For prior years, the Company presented a consolidated statement of changes in financial position in accordance with NIF Bulletin B-12, “Statement of Changes in Financial Position,” which differs from the cash flows presentation. Bulletin

B-12 identified the generation and application of resources by the differences between beginning and ending balance sheet items presented in constant Mexican pesos. Bulletin B-12 also required that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operating activities.

o)	Financial Information Under U.S. GAAP:

Consolidated Balance Sheets	2008		2007
ASSETS
Current Assets:
Cash and cash equivalents	Ps.	2,919	Ps.	2,914
Accounts receivable		6,177		5,383
Inventories		8,531		6,465
Recoverable taxes		2,009		1,470
Other current assets		2,544		775

Total current assets		22,180		17,007

Investments in shares:
Coca-Cola FEMSA		30,996		28,188
Other investments		169		387
Property, plant and equipment		35,340		32,725
Intangible assets		34,877		34,830
Bottles and cases		2,111		1,950
Other assets		11,241		9,688

TOTAL ASSETS	Ps.	136,914	Ps.	124,775

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans	Ps.	3,821	Ps.	2,390
Interest payable		109		202
Current maturities of long-term debt		1,936		2,166
Suppliers		9,594		8,317
Deferred taxes liability		235		390
Taxes payable		2,167		2,018
Accounts payable, accrued expenses and other liabilities		5,792		3,096

Total current liabilities		23,654		18,579

Long-Term Liabilities:
Bank loans and notes payable		19,557		16,569
Deferred taxes liability		504		1,705
Labor liabilities		4,133		3,323
Other liabilities		3,024		1,295

Total long-term liabilities		27,218		22,892

Total liabilities		50,872		41,471
Minority interest in consolidated subsidiaries		505		698
Stockholders’ equity		85,537		82,606

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps.	136,914	Ps.	124,775

Consolidated Statements of Income and Comprehensive Income	2008		2007		2006
Net sales	Ps.	90,941	Ps.	82,887	Ps.	75,288
Other operating revenues		709		475		416

Total revenues		91,650		83,362		75,704
Cost of sales		53,419		48,831		44,059

Gross profit		38,231		34,531		31,645

Operating expenses:
Administrative		6,113		5,944		5,689
Selling		24237		20,920		18,135

		30,350		26,864		23,824

Income from operations		7,881		7,667		7,821
Integral result of financing:
Interest expense		(2,561)		(2,417)		(2,003)
Interest income		181		158		421
Foreign exchange (loss) gain, net		(217)		592		11
(Loss) gain on monetary position, net		(1)		664		429
Market value (loss) gain on ineffective portion of derivative financial instruments		(24)		(2)		5

		(2,622)		(1,005)		(1,137)
Other income (expenses), net		241		(124)		(298)

Income before taxes		5,500		6,538		6,386
Taxes		1,787		1,610		2,029

Income before minority interest and participation in affiliated companies		3,713		4,928		4,357
Minority interest in results of consolidated subsidiaries		253		(32)		169
Participation in affiliated companies:
Coca-Cola FEMSA		2,994		3,635		2,420
Other associates companies		(108)		26		27

		2,886		3,661		2,447

Net income	Ps.	6,852	Ps.	8,557	Ps.	6,973
Other comprehensive income		(2,301)		1,649		346

Comprehensive income	Ps.	4,551	Ps.	10,206	Ps.	7,319

Net income per share (constant Mexican pesos):
Per Series “B” share	Ps.	0.34	Ps.	0.43	Ps.	0.35
Per Series “D” share		0.43		0.53		0.43

Consolidated Cash Flows (1)	2008	2007	2006
Cash flows from operating activities:
Net income	Ps. 6,852	Ps. 8,557	Ps. 6,973
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	(253)	32	(169)
Inflation effect	(1)	(722)	(710)
Depreciation	2,439	2,114	2,080
Amortization	2,469	2,347	2,416
Participation in affiliated companies	(2,886)	(3,661)	(2,332)
Deferred taxes	(1,819)	(719)	(383)
Other non-cash charges	2,779	750	1,332
Changes in operating assets and liabilities net of business acquisitions:
Working capital investment	(914)	(340)	(3,026)
Dividends received from Coca-Cola FEMSA	—	435	317
Recoverable taxes, net	(354)	(422)	(481)
Interest payable	(276)	27	80
Labor obligations	(453)	(171)	(366)
Derivative financial instruments	(1,208)	(273)	(498)

Net cash flows provided by operating activities	6,375	7,954	5,233

Cash flows from investing activities:
Acquisitions by FEMSA Cerveza, net of cash acquired	(27)	356	(1,711)
Acquisitions of Coca-Cola FEMSA minority interest	—	—	(4,601)
Sale of property, plant and equipment	48	150	91
Investment in property, plant and equipment	(5,612)	(3,825)	(3,182)
Other assets	(3,432)	(3,885)	(3,091)
Bottles and cases	(260)	(245)	(95)
Investment in shares	—	9	7

Net cash flows used in investing activities	(9,283)	(7,440)	(12,582)

Cash flows from financing activities:
Bank loans obtained	18,465	6,660	6,229
Bank loans paid	(14,662)	(6,368)	(604)
Dividends declared and paid	(1,112)	(1,486)	(986)
Restricted cash for the year	(134)	—	—
Other financing activities	257	30	6

Net cash flows provided (used in) by financing activities	2,814	(1,164)	4,645

Effect of exchange rate changes on cash and cash equivalents	99	101	(15)
Cash and cash equivalents:
Net increase (decrease)	5	(549)	(2,719)
Initial balance	2,914	3,463	6,182

Ending balance	Ps. 2,919	Ps. 2,914	Ps. 3,463

Supplemental cash flow information:
Interest paid	Ps. (2,268)	Ps. (2,310)	Ps. (1,804)
Income taxes and tax on assets paid	(2,849)	(2,699)	(2,463)

(1)	Expressed in millions of historical Mexican pesos, except for Net Income and Minority Interest.

Consolidated Statements of Changes in Stockholders’ Equity	2008		2007
Stockholders’ equity at the beginning of the year	Ps.	82,606	Ps.	73,925
Dividends declared and paid		(1,620)		(1,525)
Other comprehensive income (loss):
Derivative financial instruments		(1,649)		398
Labor liabilities		(306)		82
Cumulative translation adjustment		493		564
Reversal of inflation effect		(839)		—
Result of holding non-monetary assets		—		605

Other comprehensive income		(2,301)		1,649
Net income		6,852		8,557

Stockholders’ equity at the end of the year	Ps.	85,537	Ps.	82,606

Note 27. Reconciliation of Mexican FRS to U.S. GAAP.

a)	Reconciliation of Net Income:

	2008		2007		2006
Net consolidated income under Mexican FRS	Ps.	9,278	Ps.	11,936	Ps.	9,860
Net minority income under Mexican FRS		(2,570)		(3,425)		(2,733)
U.S. GAAP adjustments:
Restatement of prior year financial statements (Note 26 b)		—		—		(254)
Participation in Coca-Cola FEMSA (Note 26 a)		(14)		(77)		13
Start-up expenses (Note 26 d)		(16)		(10)		(15)
Restatement of imported equipment (Note 26 f)		(14)		(31)		(56)
Capitalization of interest expense (Note 26 g)		(49)		(48)		(50)
Deferred income taxes (Note 26 i)		(65)		18		52
Deferred employee profit sharing (Note 26 i)		211		180		148
Employee benefits (Note 26 j)		87		—		5
Sale of minority interest (Note 26 k)		—		13		—
Minority interest (Note 26 l)		4		1		3

Total U.S. GAAP adjustments		144		46		(154)

Net income under U.S. GAAP	Ps.	6,852	Ps.	8,557	Ps.	6,973

Under U.S. GAAP, the monetary position effect of the income statement adjustments of inflationary economic environments is included in each adjustment, except for the capitalization of interest expenses, intangible assets and goodwill as well as pension plan liabilities, which are non-monetary.

b)	Reconciliation of Stockholders’ Equity:

	2008		2007
Total stockholders’ equity under Mexican FRS	Ps.	96,895	Ps.	89,653
Minority stockholders’ equity under Mexican FRS		(28,074)		(25,075)
U.S. GAAP adjustments:
Participation in Coca-Cola FEMSA (Note 26 a)		(618)		178
Start-up expenses (Note 26 d)		(223)		(207)
Intangible assets and goodwill (Note 26 e)		54		54
Restatement of imported equipment (Note 26 f)		152		140
Capitalization of interest expense (Note 26 g)		264		313
Deferred income taxes (Note 26 i)		682		491
Deferred employee profit sharing (Note 26 i)		(214)		(483)
Employee benefits (Note 26 j)		(2,183)		(1,271)
Acquisition of Coca-Cola FEMSA minority interest (Note 26 k)		1,609		1,609
Acquisitions by FEMSA Cerveza (Note 26 k)		55		61
Minority interest (Note 26 l)		(7)		(2)
FEMSA’s minority interest acquisition (Note 26 m)		17,145		17,145

Total U.S. GAAP adjustments		16,716		18,028

Stockholders’ equity under U.S. GAAP	Ps.	85,537	Ps.	82,606

c)	Reconciliation of Comprehensive Income:

	2008		2007		2006
Consolidated comprehensive income under Mexican FRS	Ps.	9,085	Ps.	12,978	Ps.	9,778
Minority comprehensive income under Mexican FRS		(3,515)		(3,561)		(2,780)
U.S. GAAP adjustments:
Net income (Note 27 a)		144		46		(154)
Cumulative translation adjustment		(18)		—		—
Reversal of inflation effect		(839)		—		—
Result of holding non-monetary assets		—		420		475
Additional labor liability in excess of unamortizated transition obligation		(306)		323		—

Comprehensive income under U.S. GAAP	Ps.	4,551	Ps.	10,206	Ps.	7,319

Note 28. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a)	Mexican FRS:

In 2008, the following new accounting standards were issued under Mexican FRS the application of which is required as indicated. The Company will adopt these standards as of January 1, 2009 and is in the process of assessing the effect of adopting these new standards on its financial information.

•	NIF B-7, “Business Acquisitions”

NIF B-7 substitutes Bulletin B-7 “Business Acquisitions,” and establishes general rules for the initial recognition of net assets, non-controlling interests and other items, as of the acquisition date. According to this statement, purchase and restructuring expenses resulting from acquisition process, should not be part of the consideration, because these expenses are not an amount being shared by the business acquired. In addition, NIF B-7 requires a company to recognize non-controlling interests in the acquire at fair value as of the acquisition date. NIF B-7 shall be applied prospectively to business acquisitions for which the acquisition date is on or after January 1, 2009.

•	NIF B-8, “Consolidated or Combined Financial Statements”

The main changes of this NIF are as follows: (a) this rule defines “Specific-purpose Entity” (SPE), establishes the cases in which an entity has control over a SPE, and when a company should consolidate this type of entities; (b) addresses that potential voting rights should be analyzed when evaluating the existence of control over an entity; and, (c) set new terms for “controlling interest” instead of “majority interest;” and “non-controlling interest” instead of “minority interest.” Additionally, NIF B-8 states that in certain circumstances, majority ownership may not be a determinant to assume control and requires an analysis of the relevant facts and circumstances supported by the professional judgment of the entity that issues financial statements. Control is presumed to exist when a parent owns, directly or indirectly through subsidiaries, more than a half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control. Additionally, NIF B-8 describes some situations in which non-controlling interest has rights or power that indicates control, such as: a) the power over more than half of the voting rights by virtue of an agreement with other investors: b) the power to govern the financial and operating policies of the entity under a statue or an agreement; c) power to appoint or remove the majority of the member of the board of directors or equivalent governing body and control of the entity is by that board or body; or d) the power to cast the majority of votes at meeting of the board of directors or equivalent governing body and control of the entity is by that board or body. As a result, the Company is in the process of determining the impact of this new standard regarding the consolidation of Coca-Cola FEMSA.

•	NIF C-7, “Investments in Associates and Other Permanent Investments”

NIF C-7 describes the accounting treatment for investments in associates and other permanent investments, which were previously treated within NIF B-8 “Consolidated Financial Statements.” This NIF requires the recognition of a Specific-Purpose Entity, through equity method. Also, this NIF establishes that potential voting rights should be considered when analyzing the existence of significant influence. In addition, this rule defines a procedure and a limit for the recognition of losses in an associate.

•	NIF C-8, “Intangible Assets”

NIF C-8 substitutes Bulletin C-8 “Intangible Assets.” The new rule defines intangible assets as non-monetary items and broadens the criteria of identification, establishing that an intangible asset must be separable; this means that such asset could be sold, transferred, or used by the entity. On the other hand, this standard addresses that preoperative costs capitalized prior to Bulletin C-8 adoption in 2003, should be eliminated, affecting retained earnings without restating prior financial statements. This amount should be presented as an accounting change in consolidated financial statements.

•	NIF D-8, “Share-Based Payments”

NIF D-8 establishes the recognition of share-based payments. When an entity purchases goods or pay services with share-based payments, the entity is required to recognize those goods or services at fair value and the corresponding increase in equity. According with NIF D-8, if share-based payments can not be settled with equity instruments, they have to be settled using an indirect method considering NIF D-8 parameters.

b)	U.S. GAAP:

The following accounting standards have been issued under US GAAP, the application of which is required as indicated. The Company is in the process of assessing the effect of adopting these new standards.

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

•	“Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies,” an amendment of SFAS No. 141, or FSP SFAS No. 141(R)-1

This FASB Staff Position (FSP) amends and clarifies SFAS No. 141 (revised 2007), Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of SFAS No.5 Accounting for Contingencies if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in Statement 141(R). This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

•	“Non-controlling Interest in Consolidated Financial Statements,” or SFAS No. 160

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

•	“Disclosures about Derivative Instruments and Hedging Activities – an Amendment of SFAS No. 133,” or SFAS No. 161

This statement changes the disclosures requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedge items affect an entity’s financial position, financial performance, and cash flows. The requirements of this Statement are effective for financial statements issued for fiscal years and interim periods beginning and after November 15, 2008, with early application encouraged.

•	“The Hierarchy of Generally Accepted Accounting Principles,” or SFAS No. 162

This statement identifies the sources of accounting principles and the framework for the selecting the principles used in the preparation of the financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. SFAS No. 162 is effective 60 days following the SEC’s approval of changes to the audit literature.

•	“Accounting for Transfers of Financial Assets-an Amendment of SFAS No.140,” or SFAS No. 166

This statement provides for the removal of the concept of a qualifying special-purpose entity from SFAS 140 and removes the exception from applying FIN 46R, to qualifying special-purpose entities. It also clarifies that one objective of SFAS 140 is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. FAS 166 modifies the financial-components approach used in SFAS 140 and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset,. SFAS 166 also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. SFAS 166 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are also required by SFAS 166. FAS 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. This statement must be applied to transfers occurring on or after the effective date.

•	“Amendments to SFAS Interpretation FIN 46R,” or SFAS No. 167

The objective in issuing SFAS 167 “Amendments to FIN 46R” is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FIN 46R, “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in SFAS 166, and (2) constituent concerns about the application of certain key provisions of FIN 46R, including those in which the accounting and disclosures under FIN 46R do not always provide timely and useful information about an enterprise’s involvement in a variable interest. This Statement retains the scope of FIN 46R with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in FAS 166. SFAS 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Earlier application is prohibited.

•	“Determination of The Useful Life of Intangible Assets” or FSP SFAS No. 142-3

This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 Goodwill and other intangible assets. This FSP intends to seek the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flow under SFAS 141 (revised 2007) Business Combinations and other accounting principles. This guidance shall be applied prospectively to intangible assets acquires after effective date. This FSP is effective for fiscal year beginning after December 15, 2008.

•	“Accounting for Defensive Intangible Assets” or EITF 08-7

This issue establishes that a defensive intangible asset should be accounted for as a separate accounting unit; it should not be included as part of the cost of the acquirer’s existing intangible assets because it is separately identifiable. Additionally, a defensive intangible asset should be assigned a useful life that reflects the entity’s consumption of the expected benefits related to the asset. This EITF is effective for fiscal years beginning after December 15, 2008.

•	“Equity Method Investment Accounting Considerations” or EITF 08-6

This issue establishes that equity method investment should be based on the cost accumulation model described in SFAS No. 141(R) for assets acquisition. On the other hand, an equity method investor should not separately test an investee’s underlying indefinite-lived intangible asset for impairment, and is required to recognize other-than temporary impairments of an equity method investment in accordance with Opinion 18. This EITF is effective for fiscal years beginning after December 15, 2008.

Note 29. Subsequent Events.

On January 28, 2009, Coca-Cola FEMSA placed Ps. 2,000 million in certificados bursátiles. A portion of the proceeds from this placement will be used to make a partial payment of the Certificado Bursátil KOF 03-6. The reminder will be used by Coca-Cola FEMSA for general corporate purposes.

In February 2009, Coca-Cola FEMSA, jointly with The Coca-Cola Company, has closed the acquisition of Brisa de Bavaria, a subsidiary of SABMiller. The purchase price of US$92 million was shared equally by Coca-Cola FEMSA.

At the ordinary stockholders’ meeting of FEMSA held on March 25, 2009, the stockholders approved a dividend of Ps. 0.4039435 Mexican pesos (nominal value) per series “B” share and Ps. 0.4847322 Mexican pesos (nominal value) per series “D” share. A 50% portion of the approved divided was paid on May 4, 2009. The rest will be paid on November 3, 2009. Additionally, the stockholders approved a maximum of Ps. 3,000 for a stock repurchase program.

At an ordinary stockholders meeting of Coca-Cola FEMSA held on March 23, 2009, the stockholders approved a dividend of Ps. 1,344 million that was paid in April 2009. The corresponding payment to the minority interest was Ps. 622.

Report of Independent Registered Public Accounting Firm

To the Stockholders of

FEMSA COMERCIO, S.A. de C.V.

We have audited the consolidated balance sheet of FEMSA COMERCIO, S.A. de C.V. and Subsidiaries (a wholly-owned subsidiary of FOMENTO ECONÓMICO MEXICANO, S.A. de C.V.) as of December 31, 2007, and the related consolidated statements of income, stockholders’ equity and changes in financial position for the years ended December 31, 2007 and 2006 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FEMSA COMERCIO, S.A. de C.V. and Subsidiaries at December 31, 2007, and the consolidated results of their operations and the changes in their financial position for the years ended December 31, 2007 and 2006, in conformity with Mexican financial reporting standards , which differ in certain significant respects from accounting principles generally accepted in the United States of America, as described in Notes 21 and 22 to the consolidated financial statements.

Mancera, S. C., A Member Practice of Ernst & Young Global

/s/ C.P.C. Aldo Villarreal Robledo
C.P.C. Aldo Villarreal Robledo

San Pedro Garza García, N.L., Mexico

June 12, 2008