Form 20-F
period 2009-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2010-06-25
CIK 1061736

As filed with the Securities and Exchange Commission on June 25, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

i

ii

iii

INTRODUCTION

This annual report contains information materially consistent with the information presented in the audited financial statements and is free of material misstatements of fact that are not material inconsistencies with the information in the audited financial statements.

References

The terms “FEMSA,” “our company,” “we,” “us” and “our,” are used in this annual report to refer to Fomento Económico Mexicano, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. We refer to our subsidiary Coca-Cola FEMSA, S.A.B. de C.V., as “Coca-Cola FEMSA,” and our subsidiary FEMSA Comercio, S.A. de C.V., as “FEMSA Comercio.”

The term “S.A.B.” stands for sociedad anónima bursátil, which is the term used in Mexico to denominate a publicly traded company under the Mexican Securities Market Law (Ley del Mercado de Valores), which we refer to as the Mexican Securities Law.

References to “U.S. dollars,” “US$,” “dollars” or “$” are to the lawful currency of the United States of America. References to “Mexican pesos,” “pesos” or “Ps.” are to the lawful currency of the United Mexican States, or Mexico.

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.0576 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2009, as published by the Federal Reserve Bank of New York. On April 30, 2010, this exchange rate was Ps. 12.2281 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2005.

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

ITEMS 1-2. NOT APPLICABLE

ITEM 3. KEY INFORMATION

Selected Consolidated Financial Data

This annual report includes, under Item 18, our audited consolidated balance sheets as of December 31, 2009 and 2008, the related consolidated statements of income and changes in stockholders’ equity for the years ended December 31, 2009, 2008 and 2007, the consolidated statement of cash flows for the years ended December 31, 2009 and 2008 and consolidated statement of changes in financial position for the year ended December 31, 2007. Our audited consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera or NIF), which differ in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP.

Notes 26 and 27 to our audited consolidated financial statements provide a description of the principal differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to our company, together with a reconciliation to U.S. GAAP of net income and stockholders’ equity as well as U.S. GAAP consolidated balance sheets, statements of income and comprehensive income and cash flows for the same periods presented for Mexican Financial Reporting Standards purposes and for the consolidated statement of changes in stockholders’ equity for the years ended December 31, 2009 and 2008. In the reconciliation to U.S. GAAP, we present our subsidiary Coca-Cola FEMSA, which is a consolidated subsidiary for purposes of Mexican Financial Reporting Standards, under the equity method for U.S. GAAP purposes, due to the substantive participating rights of The Coca-Cola Company as a minority shareholder in Coca-Cola FEMSA.

The effects of inflation accounting under Mexican Financial Reporting Standards have not been reversed in the reconciliation to U.S. GAAP. See note 26 to our audited consolidated financial statements.

Beginning on January 1, 2008, in accordance with changes to NIF B-10 under the Mexican Financial Reporting Standards, we discontinued the use of inflation accounting for our subsidiaries that operate in “non-inflationary” countries where cumulative inflation for the three preceding years was less than 26%. Our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil operate in non-inflationary economic environments, therefore 2009 and 2008 figures reflect inflation effects only through 2007. Our subsidiaries in Nicaragua, Costa Rica, Venezuela and Argentina operate in economic environments in which cumulative inflation during the same three-year period was 26% or greater, and we therefore continue recognizing inflationary accounting for 2009 and 2008. For comparison purposes, the figures prior to 2008 have been restated in Mexican pesos with purchasing power as of December 31, 2007, taking into account local inflation for each country with reference to the consumer price index. Local currencies have been converted into Mexican pesos using official exchange rates published by the local central bank of each country. See note 3 to our consolidated financial statements.

The following table presents selected financial information of our company. This information should be read in conjunction with, and is qualified in its entirety by, our audited consolidated financial statements and the notes to those statements. See “Item 18. Financial Statements.” The selected financial information is presented on a consolidated basis and is not necessarily indicative of our financial position or results of operations at or for any future date or period. Certain figures for years prior to 2009 have been reclassified for comparison purposes to 2009 figures. See note 2 to our consolidated financial statements.

	Selected Consolidated Financial Information Year Ended December 31,
	2009(1)	2009		2008		2007		2006		2005
	(In millions of U.S. dollars and millions of Mexican pesos, except for percentages, per share data and weighted average number of shares outstanding)
Income Statement Data:
Mexican FRS:
Total revenues	$15,090	Ps.	197,033	Ps.	168,022	Ps.	147,556	Ps.	136,120	Ps.	119,462
Income from operations(2)	2,069		27,012		22,684		19,736		18,637		17,601
Income taxes(3)	299		3,908		4,207		4,950		4,608		4,620
Consolidated net income	1,155		15,082		9,278		11,936		9,860		9,073
Net controlling interest income	759		9,908		6,708		8,511		7,127		5,951
Net noncontrolling interest income	396		5,174		2,570		3,425		2,733		3,122
Net controlling interest income(4):
Per Series B Share	0.04		0.49		0.33		0.42		0.36		0.31
Per Series D Share	0.05		0.62		0.42		0.53		0.44		0.39
Weighted average number of shares outstanding (in millions):
Series B Shares			9,246.4		9,246.4		9,246.4		9,246.4		8,834.9
Series D Shares			8,644.7		8,644.7		8,644.7		8,644.7		8,260.1
Allocation of earnings:
Series B Shares			46.11%		46.11%		46.11%		46.11%		46.11%
Series D Shares			53.89%		53.89%		53.89%		53.89%		53.89%
U.S. GAAP:
Total revenues	$7,881	Ps.	102,902	Ps.	91,650	Ps.	83,362	Ps.	75,704	Ps.	63,031
Income from operations	663		8,661		7,881		7,667		7,821		6,911
Participation in Coca-Cola FEMSA’s earnings(5)	346		4,516		2,994		3,635		2,420		2,205
Net income	818		10,685		6,599		8,589		6,804		6,059
Less: Net noncontrolling interest income	(60)		(783)		253		(32)		169		—
Net controlling interest income	758		9,902		6,852		8,557		6,973		6,059
Net controlling interest income(4):
Per Series B Share	0.04		0.49		0.34		0.43		0.35		0.32
Per Series D Share	0.05		0.62		0.43		0.53		0.43		0.40
Weighted average number of shares outstanding (in millions):
Series B Shares			9,246.4		9,246.4		9,246.4		9,246.4		8,834.9
Series D Shares			8,644.7		8,644.7		8,644.7		8,644.7		8,260.1
Balance Sheet Data:
Mexican FRS:
Total assets	$16,166	Ps.	211,091	Ps.	187,345	Ps.	168,187	Ps.	156,215	Ps.	139,823
Current liabilities	3,505		45,767		44,094		33,517		28,060		22,510
Long-term debt and notes payable(6)	2,666		34,810		32,210		30,665		35,673		32,129
Other long-term liabilities	1,125		14,685		14,146		14,352		14,274		10,786
Capital stock	410		5,348		5,348		5,348		5,348		5,348
Total stockholders’ equity	8,870		115,829		96,895		89,653		78,208		74,398
Controlling interest	6,251		81,637		68,821		64,578		56,654		52,400
Noncontrolling interest	2,619		34,192		28,074		25,075		21,554		21,998

	Selected Consolidated Financial Information Year Ended December 31,
	2009(1)	2009		2008		2007		2006		2005
	(In millions of U.S. dollars and millions of Mexican pesos, except for percentages, per share data and weighted average number of shares outstanding)
U.S. GAAP:
Total assets	$12,100	Ps.	158,000	Ps.	139,219	Ps.	127,167	Ps.	116,392	Ps.	98,869
Current liabilities	1,803		23,539		23,654		18,579		14,814		10,090
Long-term debt(6)	1,847		24,119		19,557		16,569		18,749		15,177
Other long-term liabilities	835		10,900		9,966		8,715		8,738		4,996
Noncontrolling interest	98		1,274		505		698		166		52
Controlling interest	7,518		98,168		85,537		82,606		73,925		68,554
Capital stock	410		5,348		5,348		5,348		5,348		5,348
Stockholders’ equity(7)	7,616		99,442		86,042		83,304		74,091		68,606
Other information:
Mexican FRS:
Depreciation(8)	$482	Ps.	6,295	Ps.	5,508	Ps.	4,930	Ps.	4,954	Ps.	4,682
Capital expenditures(9)	1,009		13,178		14,234		11,257		9,422		7,508
Operating margin(10)	13.7%		13.7%		13.5%		13.4%		13.7%		14.7%
U.S. GAAP:
Depreciation(8)	$213	Ps.	2,786	Ps.	2,439	Ps.	2,114	Ps.	2,080	Ps.	2,079
Operating margin(10)	8.4%		8.4%		8.6%		9.2%		10.3%		11.0%

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 13.0576 to US$ 1.00 solely for the convenience of the reader.
(2)	Beginning in 2008, Mexican Financial Reporting Standard NIF D-3 (“Employee’s Benefits”) requires the presentation of financial expenses related to labor liabilities as part of the comprehensive financing result, which was previously recorded within operating income. Accordingly, information for prior years has been reclassified for comparability purposes.
(3)	For 2009 and 2008, includes income tax, and for 2007, 2006 and 2005, includes income tax and tax on assets. Since 2007, we are required to present employee profit sharing within “other expenses” pursuant to Mexican Financial Reporting Standards Interpretation (INIF) No. 4 “Presentación en el Estado de Resultados de la Participación de los Trabajadores en la Utilidad” (Presentation of Employee Profit Sharing in the Income Statement). Information for prior years has been modified for comparability purposes.
(4)	Net controlling interest income per share data has been modified retrospectively to reflect our 3:1 stock split effective May 25, 2007.
(5)	Coca-Cola FEMSA is not consolidated for U.S. GAAP purposes and is recorded under the equity method, as discussed in note 26 (a) to our audited consolidated financial statements.
(6)	Includes long-term debt minus the current portion of long-term debt.
(7)	In 2009, ASC 810-10-65 came into effect and requires that noncontrolling interest be included as part of the total stockholders’ equity. This standard was applied retrospectively for comparative purposes.
(8)	Includes bottle breakage.

(9)	Includes investments in property, plant and equipment, intangible and other assets.
(10)	Operating margin is calculated by dividing income from operations by total revenues.

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

The following table sets forth for each year the nominal amount of dividends per share that we declared in Mexican pesos and U.S. dollar amounts and their respective payment dates for the 2005 to 2009 fiscal years:

Date Dividend Paid	Fiscal Year with Respect to which Dividend was Declared	Aggregate Amount of Dividend Declared		Per Series B Share Dividend(1)		Per Series B Share Dividend(1)		Per Series D Share Dividend(1)		Per Series D Share Dividend(1)
June 15, 2006	2005	Ps.	986,000,000	Ps.	0.0492	$0.0043		Ps.	0.0615	$0.0054
May 15, 2007	2006	Ps.	1,485,000,000	Ps.	0.0741	$0.0069		Ps.	0.0926	$0.0086
May 8, 2008	2007	Ps.	1,620,000,000	Ps.	0.0807	$0.0076		Ps.	0.1009	$0.0095
May 4, 2009 and November 3, 2009(2)	2008	Ps.	1,620,000,000	Ps.	0.0807	$0.0061		Ps.	0.1009	$0.0076
May 4, 2009				Ps.	0.0404	$0.0030		Ps.	0.0505	$0.0038
November 3, 2009				Ps.	0.0404	$0.0030		Ps.	0.0505	$0.0038
May 4, 2010 and November 3, 2010(3)	2009	Ps.	2,600,000,000	Ps.	0.1296	N/a		Ps.	0.1621	N/a
May 4, 2010				Ps.	0.0648	$0.0053		Ps.	0.0810	$0.0066
November 3, 2010				Ps.	0.0648	N/a	(4)	Ps.	0.0810	N/a	(4)

(1)	The per series dividend amount has been adjusted for comparability purposes to reflect the 3:1 stock split effective May 25, 2007 by dividing, for 2005, 2006 and 2007, 9,246,420,270 Series B Shares and 8,644,711,080 Series D Shares, which in each case represents the number of shares outstanding at the date each dividend is declared as adjusted retroactively for prior periods as applicable to reflect the 3:1 stock split.
(2)	The dividend payment for 2008 was divided into two equal payments. The first payment was paid on May 4, 2009, with a record date of April 30, 2009, and the second payment was paid on November 3, 2009, with a record date of October 30, 2009.
(3)	The dividend payment for 2009 was divided into two equal payments. The first payment was paid on May 4, 2010, with a record date of May 3, 2010, and the second payment will be paid on November 3, 2010, with a record date of November 2, 2010.
(4)	The U.S. dollar amount of the second 2009 dividend payment will be based on the exchange rate on the record date of November 2, 2010.

At the annual ordinary general shareholders meeting, or AGM, the board of directors submits the financial statements of our company for the previous fiscal year, together with a report thereon by the board of directors. Once the holders of Series B Shares have approved the financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our paid in capital stock. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to our shareholders. Dividends may only be paid if net profits are sufficient to offset losses from prior fiscal years.

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

Subject to certain exceptions contained in the deposit agreement dated May 11, 2007, among FEMSA, The Bank of New York, as ADS depositary, and holders and beneficial owners from time to time of our American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, or ADRs, any dividends distributed to holders of our ADSs will be paid to the ADS depositary in Mexican pesos and will be converted by the ADS depositary into U.S. dollars. As a result, restrictions on conversion of Mexican pesos into foreign currencies and exchange rate fluctuations may affect the ability of holders of our ADSs to receive U.S. dollars and the U.S. dollar amount actually received by holders of our ADSs.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying exchange rate published by the Federal Reserve Bank of New York for cable transfers of pesos per U.S. dollar. The Federal Reserve Bank of New York discontinued the publication of foreign exchange rates on December 31, 2008, and therefore, the data provided for the periods beginning January 1, 2009, is based on the rates published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period ended December 31,	Exchange Rate
	High	Low	Average(1)	Period End
2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.21	13.83
2009	15.41	12.63	13.50	13.06

(1)	Average month-end rates.

	Exchange Rate
	High		Low		Period End
2008:
First Quarter	Ps.	10.97	Ps.	10.63	Ps.	10.63
Second Quarter		10.60		10.27		10.30
Third Quarter		10.97		9.92		10.97
Fourth Quarter		13.94		10.97		13.83
2009:
First Quarter	Ps.	15.41	Ps.	13.33	Ps.	14.21
Second Quarter		13.89		12.89		13.17
Third Quarter		13.80		12.82		13.48
Fourth Quarter		13.67		12.63		13.06
December		13.08		12.63		13.06
2010:
January	Ps.	13.03	Ps.	12.65	Ps.	13.03
February		13.19		12.76		12.76
March		12.74		12.30		12.30
First Quarter		13.19		12.30		12.30
April		12.41		12.16		12.23
May		13.14		12.27		12.86
June(1)		12.92		12.54		12.54

(1)	Information from June 1 to June 18, 2010.

RISK FACTORS

Risks Related to Our Company

Coca-Cola FEMSA

Coca-Cola FEMSA’s business depends on its relationship with The Coca-Cola Company, and changes in this relationship may adversely affect its results of operations and financial position.

Approximately 99% of Coca-Cola FEMSA’s sales volume in 2009 was derived from sales of Coca-Cola trademark beverages. Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages through standard bottler agreements in certain territories in Mexico and Latin America, which we refer to as Coca-Cola FEMSA’s territories. See “Item 4. Information on the Company—Coca-Cola FEMSA—Coca-Cola FEMSA’s Territories.” Through its rights under the bottler agreements and as a large shareholder, The Coca-Cola Company has the right to participate in the process utilized for the making of important decisions of Coca-Cola FEMSA’s business.

The Coca-Cola Company may unilaterally set the price for its concentrate. In addition, under its bottler agreements, Coca-Cola FEMSA is prohibited from bottling or distributing any other beverages without The Coca-Cola Company’s authorization or consent and it may not transfer control of the bottler rights of any of its territories without the consent of The Coca-Cola Company. On March 10, 2010, FEMSA announced that subsidiaries of FEMSA have signed an agreement with subsidiaries of the The Coca-Cola Company to amend the shareholders agreement of Coca-Cola FEMSA. The main purpose of the amendment is to set forth that the appointment and compensation of the chief executive officer and all officers reporting to the chief executive officer, as well as the adoption of decisions related to the ordinary operations of Coca-Cola FEMSA shall only require a simple majority vote of the board of directors. See “Item 4. Information on the Company—The Company—Overview.” The Coca-Cola Company may require that Coca-Cola FEMSA demonstrate its financial ability to meet its business. The Coca-Cola Company also makes significant contributions to Coca-Cola FEMSA’s marketing expenses although it is not required to contribute a particular amount. Accordingly, The Coca-Cola Company may discontinue or reduce such contributions at any time.

Coca-Cola FEMSA depends on The Coca-Cola Company to renew its bottler agreements. In Mexico, Coca-Cola FEMSA has four bottler agreements; the agreements for two territories expire in June 2013 and the agreements for the other two territories expire in May 2015. Coca-Cola FEMSA’s bottler agreements with The Coca-Cola Company will expire for Coca-Cola FEMSA’s territories in the following countries: Argentina in September 2014; Brazil in April 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016; and Panama in November 2014. All of Coca-Cola FEMSA’s bottler agreements automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement. In addition, in the event a material breach of these agreements occurs, the agreements may be terminated. Termination would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on Coca-Cola FEMSA’s business, financial conditions, results of operations and prospects.

The Coca-Cola Company has significant influence on the conduct of Coca-Cola FEMSA’s business, which may result in Coca-Cola FEMSA taking actions contrary to the interests of its remaining shareholders.

The Coca-Cola Company has significant influence on the conduct of Coca-Cola FEMSA’s business. Currently, The Coca-Cola Company indirectly owns 31.6% of Coca-Cola FEMSA’s outstanding capital stock, representing 37.0% of its capital stock with full voting rights. The Coca-Cola Company is entitled to appoint four of Coca-Cola FEMSA’s 18 directors and the vote of at least two of them is required to approve certain actions by Coca-Cola FEMSA’s board of directors. On February 1, 2010, we and The Coca-Cola Company signed a second amendment to the shareholders agreement that confirms our power to govern the operating and financial policies of Coca-Cola FEMSA in order to exercise control over its operations in the ordinary course of business. Consequently, we are entitled to appoint 11 of Coca-Cola FEMSA’s 18 directors and all of its executive officers. The Coca-Cola Company has the power to determine the outcome of certain protective rights, such as mergers, acquisitions, or the sale of any line of business, requiring approval by its board of directors and may have the power to determine the outcome of certain actions requiring approval of Coca-Cola FEMSA’s shareholders. See “Item 10. Additional Information—Material Contracts—Coca-Cola FEMSA.” The interests of The Coca-Cola Company may be different from the interests of Coca-Cola FEMSA’s remaining shareholders, which may result in Coca-Cola FEMSA taking actions contrary to the interests of its remaining shareholders.

Coca-Cola FEMSA has significant transactions with affiliates, particularly The Coca-Cola Company, which may create the potential for conflicts of interest and could result in less favorable terms to Coca-Cola FEMSA.

Coca-Cola FEMSA engages in transactions with subsidiaries of The Coca-Cola Company, including cooperative marketing arrangements and a number of bottler agreements. In addition, Coca-Cola FEMSA has entered into cooperative marketing arrangements with The Coca-Cola Company. The transactions may create potential conflicts of interest, which could result in terms less favorable to Coca-Cola FEMSA than could be obtained from an unaffiliated third-party.

Competition could adversely affect Coca-Cola FEMSA’s financial performance.

The beverage industry in territories in which Coca-Cola FEMSA operates is highly competitive. Coca-Cola FEMSA faces competition from other bottlers of sparkling beverages such as Pepsi products, and from producers of low cost beverages, or “B brands.” Coca-Cola FEMSA also competes in different beverage categories, other than sparkling beverages, such as water, juice-based beverages and sport drinks. Although competitive conditions are different in each of Coca-Cola FEMSA’s territories, Coca-Cola FEMSA competes principally in terms of price, packaging, consumer sales promotions, customer service and product innovation. See “Item 4. Information on the Company—Coca-Cola FEMSA—Competition.” There can be no assurances that Coca-Cola FEMSA will be able to avoid lower pricing as a result of competitive pressure. Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on Coca-Cola FEMSA’s financial performance.

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

Water shortages or any failure to maintain existing concessions could adversely affect Coca-Cola FEMSA’s business.

Water is an essential component of all of Coca-Cola FEMSA’s products. Coca-Cola FEMSA obtains water from various sources in its territories, including springs, wells, rivers and local and state water companies pursuant to either contracts to obtain water or concessions granted by governments in its various territories. Coca-Cola FEMSA obtains the vast majority of the water used in its production pursuant to concessions to exploit wells, which are generally granted based on studies of the existing and projected groundwater supply. Coca-Cola FEMSA’s existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from local and/or federal water authorities. See “Item 4. Information on the Company—Regulatory Matters—Water Supply Law.” In some of Coca-Cola FEMSA’s other territories, its existing water supply may not be sufficient to meet its future production needs and the available water supply may be adversely affected by shortages or changes in governmental regulations.

We cannot assure you that water will be available in sufficient quantities to meet Coca-Cola FEMSA’s future production needs or will prove sufficient to meet its water supply needs.

Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of sales and may adversely affect its results of operations.

Coca-Cola FEMSA’s most significant raw materials are concentrate, which it acquires from affiliates of The Coca-Cola Company, packaging materials and sweeteners. Prices for concentrate are determined by The Coca-Cola Company as a percentage of the weighted average retail price in local currency, net of applicable taxes. In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three-year period in Mexico, which began in 2007 and in Brazil in 2006. These increases were fully implemented in Brazil in 2008 and in Mexico in 2009, but Coca-Cola FEMSA may experience further increases in the future. The prices for Coca-Cola FEMSA’s remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates. Coca-Cola FEMSA is also required to meet all of its supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to it. Coca-Cola FEMSA’s sales prices are denominated in the local currency in each country in which it operates, while the prices of certain materials, including those used in the bottling of its products (mainly resin, ingots used to make plastic bottles, finished plastic bottles, aluminum cans and high fructose corn syrup), are paid in or determined with reference to the U.S. dollar. These prices may increase if the U.S. dollar appreciates against the currency of any country in which Coca-Cola FEMSA operates, which occurred in 2009. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.”

After concentrate, packaging materials and sweeteners constitute the largest portion of Coca-Cola FEMSA’s raw material costs. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin and plastic ingots to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices and global resin supply. The average U.S. dollar prices Coca-Cola FEMSA paid for resin and plastic ingots decreased significantly in 2009 and in 2008 as compared to 2007, although Coca-Cola FEMSA did not benefit from such price decrease due to the devaluation of the Mexican peso against the U.S. dollar in 2009. Prices may increase in future periods. Sugar prices in all of the countries in which Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that cause it to pay in excess of international market prices for sugar. Sugar prices worldwide have been volatile during 2009, mainly due to a production shortfall in India, one of the largest global producers of sugar. Average sweetener prices paid during 2009 were higher as compared to 2008 in all of the countries in which Coca-Cola FEMSA operates. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.”

We cannot assure you that Coca-Cola FEMSA’s raw material prices will not further increase in the future. Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of sales and adversely affect its financial performance.

In Venezuela, sugar supply was affected in 2009. We cannot assure you that Coca-Cola FEMSA will be able to meet its sugar requirements in the long-term if sugar supply conditions do not improve in Venezuela. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.”

Taxes could adversely affect Coca-Cola FEMSA’s business.

The countries in which Coca-Cola FEMSA operates may adopt new tax laws or modify existing law to increase taxes applicable to its business. For example, in Mexico, a general tax reform became effective on January 1, 2010, pursuant to which, as applicable to Coca-Cola FEMSA, there will be a temporary increase in the income tax rate from 28% to 30% from 2010 through 2012. This increase will be followed by a reduction to 29% for the year 2013 and a further reduction in 2014 to return to the previous rate of 28%. In addition, the value added tax (VAT) rate increased in 2010 from 15% to 16%. This increase might affect demand for, and consumption of, Coca-Cola FEMSA’s products and, consequently, its financial performance.

Coca-Cola FEMSA’s products are also subject to certain taxes in many of the countries in which it operates. Certain countries in Central America, Argentina and Brazil impose taxes on sparkling beverages. We cannot assure you that any governmental authority in any country where Coca-Cola FEMSA operates will not impose new taxes or increase taxes on its products in the future.

The imposition of new taxes or increases in taxes on Coca-Cola FEMSA’s products may have a material adverse effect on its business, financial condition, prospects and financial performance.

Regulatory developments may adversely affect Coca-Cola FEMSA’s business.

Coca-Cola FEMSA is subject to regulation in each of the territories in which it operates. The principal areas in which Coca-Cola FEMSA is subject to regulation are environment, labor, taxation, health and antitrust. Regulation can also affect Coca-Cola FEMSA’s ability to set prices for its products. The adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries in which Coca-Cola FEMSA operates may increase its operating costs or impose restrictions on its operations, which in turn, may adversely affect its financial condition, business and results of operations. In particular, environmental standards are becoming more stringent in several of the countries in which Coca-Cola FEMSA operates and Coca-Cola FEMSA is in the process of complying with these standards, although we cannot assure you that Coca-Cola FEMSA will be able to meet any timelines for compliance established by the relevant regulatory authorities. See “Item 4. Information on the Company—Regulatory Matters—Environmental Matters.” Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on Coca-Cola FEMSA’s future results of operations or financial condition.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which Coca-Cola FEMSA operates. It is currently subject to price controls in Argentina. The imposition of these restrictions or voluntary price restraints in other territories may have an adverse effect on Coca-Cola FEMSA’s results of operations and financial position. We cannot assure you that governmental authorities in any country where Coca-Cola FEMSA operates will not impose statutory price controls or that it will need to implement voluntary price restraints in the future.

In December 2009, the Venezuelan government issued a decree requiring a reduction in energy consumption by at least 20% for industrial companies whose consumption is greater than two megawatts per hour and to submit an energy-usage reduction plan. Some of Cola FEMSA’s bottling operations in Venezuela outside of Caracas met this threshold and Cola FEMSA submitted a plan, which included the purchase of generators for its plants. The Venezuelan government subsequently implemented power cuts and other measures for all industries in Caracas whose consumption was above 35 kilowatts per hour in January 2010. All of Cola FEMSA’s bottling and distribution centers as well as administrative offices in Caracas met this threshold.

In January 2010, the Venezuelan government amended the Ley para la Defensa y Acceso a las Personas a los Bienes y Servicios (Access to Goods and Services Defense Law). Any violation by a company that produces, distributes and sells goods and services could lead to fines, penalties or the confiscation of the assets used to produce, distribute and sell these goods without compensation. Although we believe that Coca-Cola FEMSA is in compliance with this law, consumer protection laws in Venezuela are subject to continuing review and changes, and any such changes could lead to an adverse impact on Coca-Cola FEMSA.

Coca-Cola FEMSA’s operations have from time to time been subject to investigations and proceedings by antitrust authorities and litigation relating to alleged anticompetitive practices. Coca-Cola FEMSA has also been subject to investigations and proceedings on environmental and labor matters. See “Item 8. Financial Information—Legal Proceedings.” We cannot assure you that these investigations and proceedings could not have an adverse effect on Coca-Cola FEMSA’s results of operations or financial condition.

Economic and political conditions in the other Latin American countries in which Coca-Cola FEMSA operates may have an increasingly adverse effect on its business.

In addition to conducting operations in Mexico, our subsidiary Coca-Cola FEMSA conduct operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. Product sales and income from Coca-Cola FEMSA’s combined non-Mexican operations have increased as a percentage of their consolidated product sales and income from operations from 42.8% and 29.5%, respectively, in 2005 to 64.2% and 56.8%, respectively, in 2009. We expect this trend to continue in future periods. As a consequence, Coca-Cola FEMSA’s future results will be increasingly affected by the economic and political conditions in the countries, other than Mexico, where it conducts operations.

Consumer demand, preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic and political conditions in the other countries in which Coca-Cola FEMSA operates. These conditions vary by country and may not be correlated to conditions in Mexican operations. For example, Brazil and Colombia have a history of economic volatility and political instability. In Venezuela, Coca-Cola FEMSA faces exchange rate risk as well as scarcity of raw materials and restrictions with respect to the import of such materials. Deterioration in economic and political conditions in any of these countries would have an adverse effect on Coca-Cola FEMSA’s financial position and results of operations.

Depreciation of the local currencies of the countries in which Coca-Cola FEMSA operates against the U.S. dollar may increase its operating costs. Coca-Cola FEMSA has also operated under exchange controls in Venezuela since 2003 that affect the ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price paid for raw materials and services purchased in local currency. In January 2010, the Venezuelan government announced a devaluation of its official exchange rates and the establishment of a multiple exchange rate system of (1) 2.60 bolivars to US$ 1.00 for high priority categories (2) 4.30 bolivars to US$ 1.00 for non-priority categories and (3) the recognition of the existence of other exchange rates that the government shall determine. Coca-Cola FEMSA expects this devaluation will have an adverse impact on its financial results, by increasing operating costs and by reducing the Mexican peso amounts from its Venezuelan operations reported in its financial statements as a result of the translation accounting rules under Mexican Financial Reporting Standards. The exchange rate that will be used to translate our financial statements as of January 2010 will be 4.30 bolivars per U.S. dollar. As of December 31, 2009, the financial statements were translated to Mexican pesos using the exchange rate of 2.15 bolivars per U.S. dollar. As a result of this devaluation, the balance sheet of the Venezuelan subsidiary will reflect a reduction in shareholders’ equity of approximately Ps. 3,700 million, which was accounted for in January 2010.

Future currency devaluation or the imposition of exchange controls in any of the countries in which Coca-Cola FEMSA has operations would have an adverse effect on its financial position and results of operations.

We cannot assure you that political or social developments in any of the countries in which Coca-Cola FEMSA has operations, and over which it has no control, will not have a corresponding adverse effect on the economic situation and on Coca-Cola FEMSA’s business, financial condition or results of operations.

FEMSA Comercio

Competition from other retailers in Mexico could adversely affect FEMSA Comercio’s business.

The Mexican retail sector is highly competitive. FEMSA participates in the retail sector primarily through FEMSA Comercio. FEMSA Comercio’s OXXO convenience stores face competition on a regional basis from 7-Eleven, Super Extra, which is owned and managed by Grupo Modelo, our main competitor in the Mexican beer market, Super City, AM/PM and Circle K stores. OXXO convenience stores also face competition from numerous small chains of retailers across Mexico. In the future, OXXO stores may face additional competition from other retailers that do not currently participate in the convenience store sector or from new market entrants. Increased competition may limit the number of new locations available to FEMSA Comercio and require FEMSA Comercio to modify its product offering or pricing. In addition, consumers may prefer alternative products or store formats offered by competitors. As a result, FEMSA Comercio’s results of operations and financial position may be adversely affected by competition in the future.

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

FEMSA Comercio increased the number of OXXO stores at an average annual rate of 15.4% from 2005 to 2009. The growth in the number of OXXO stores has driven growth in total revenue and operating income at FEMSA Comercio over the same period. As the overall number of stores increases, percentage growth in the number of OXXO stores is likely to decrease. In addition, as convenience store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same store sales, average ticket and store traffic. As a result, FEMSA Comercio’s future results of operations and financial condition may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and operating income. In Colombia, FEMSA Comercio may not be able to maintain similar historic growth rates to those in Mexico.

Risks Related to Our Holding of Heineken Shares

As required in this annual report, any financial and operating information presented in relation to FEMSA Cerveza is for the periods ended on December 31, 2009, 2008 and 2007, when we had control over this segment. See “Item 5. Operating and Financial Review and Prospects—Recent Developments.” The risk factors below reflect the closing of the Heineken transaction on April 30, 2010.

FEMSA will not control Heineken’s decisions.

On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group, which we refer to as the Heineken transaction. See “Item 5. Operating and Financial Review and Prospects—Recent Developments.” As a consequence of the Heineken transaction, FEMSA will participate in the Heineken Holding Board and in the Heineken Supervisory Board. However, FEMSA will not be a majority or controlling shareholder of Heineken, nor will we control the decisions of the Heineken Holding Board or the Heineken Supervisory Board. Therefore, the decisions made by the majority or controlling shareholders of Heineken or the Heineken Holding Board or the Heineken Supervisory Board may not be consistent with or may not consider the interests of FEMSA’s shareholders or may be adverse to the interests of FEMSA’s shareholders. Additionally, FEMSA will not disclose non-public information and decisions taken by Heineken.

Heineken is present in several markets at the global level.

With respect to the beer industry, FEMSA is present in several markets at the global level. As a consequence of the Heineken transaction, FEMSA shareholders are indirectly exposed to the political, economic and social circumstances affecting the markets in which Heineken is present, which may have an adverse effect on the value of FEMSA’s interest in Heineken, and, consequently, the value of FEMSA shares.

Strengthening of the Mexican peso.

FEMSA exchanged an investment in the shares in a Mexican company the operating currency of which is the same as the consolidated entity for an investment in the shares of a Dutch company the operating currency of which is the Euro (€). Therefore, in the event of an appreciation of the Mexican peso against the Euro, the fair value of FEMSA’s share investment will be adversely affected.

Furthermore, the cash flow that is expected to be received in the form of dividends from Heineken will be in Euros, and therefore, in the event of an appreciation of the Mexican peso against the Euro, the amount of expected cash flow once the dividends are converted into pesos (FEMSA’s operating currency) will be adversely affected.

Heineken is a publicly listed company.

Heineken is a listed company whose stock trades publicly and is subject to market fluctuation. A reduction in the price of Heineken shares would result in a reduction in the economic value of FEMSA’s participation in Heineken.

Risks Related to Our Principal Shareholders and Capital Structure

A majority of our voting shares are held by a voting trust, which effectively controls the management of our company, and whose interests may differ from those of other shareholders.

As of April 30, 2010, a voting trust, the participants of which are members of seven families, owned 38.69% of our capital stock and 74.86% of our capital stock with full voting rights, consisting of the Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

Holders of Series D-B and D-L Shares have limited voting rights.

Holders of Series D-B and D-L Shares have limited voting rights and are only entitled to vote on specific matters, such as certain changes in the form of our corporate organization, dissolution, or liquidation, a merger with a company with a distinct corporate purpose, a merger in which we are not the surviving entity, a change of our jurisdiction of incorporation, the cancellation of the registration of the Series D-B and D-L Shares and any other matters that expressly require approval from such holders under the Mexican Securities Law. As a result of these limited voting rights, Series D-B and D-L holders will not be able to influence our business or operations. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

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

FEMSA is a holding company. Accordingly, FEMSA’s cash flows are principally derived from dividends, interest and other distributions made to FEMSA by its subsidiaries. Currently, FEMSA’s subsidiaries do not have contractual obligations that require them to pay dividends to FEMSA. In addition, debt and other contractual obligations of our subsidiaries may in the future impose restrictions on our subsidiaries’ ability to make dividend or other payments to FEMSA, which in turn may adversely affect FEMSA’s ability to pay dividends to shareholders and meet its debt and other obligations. As of December 31, 2009, FEMSA had no restrictions on its ability to pay dividends. Given the exchange 100% of our FEMSA Cerveza business for a 20% interest in the Heineken Group, FEMSA’s non-controlling shareholder position in Heineken means that it will be unable to require payment of dividends with respect to the Heineken shares.

Risks Related to Mexico and the Other Countries in Which We Operate

Adverse economic conditions in Mexico may adversely affect our financial position and results of operations.

We are a Mexican corporation, and our Mexican operations are our single most important geographic territory. Given the exchange of 100% of our FEMSA Cerveza business for a 20% interest in the Heineken Group, FEMSA shareholders may face a lesser degree of exposure with respect to economic conditions in Mexico and a greater degree of indirect exposure to the political, economic and social circumstances affecting the markets in which Heineken is present. For the year ended December 31, 2009, 64% of our consolidated total revenues were attributable to Mexico. The Mexican economy is currently experiencing a downturn as a result of the impact of the global financial crisis on many emerging economies that began in the second half of 2008. However, in the first quarter of 2010, Mexican gross domestic product, or GDP, increased by approximately 4.3% on an annualized basis compared to the same period in 2009 due to an improvement in the manufacturing and services sectors of the economy and marking the beginning of the economic recovery since the 2008 downturn. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, further deterioration in economic conditions in, or delays in recovery of, the U.S. economy may hinder any recovery in Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our results of operations. Given the continuing global macroeconomic downturn in 2009 and possibly 2010, which also affected the Mexican economy, we cannot assure you that such conditions will not have a material adverse effect on our results of operations and financial position.

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

In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate debt, which constituted 53.8% of our total debt as of December 31, 2009 (including the effect of interest rate swaps), and have an adverse effect on our financial position and results of operations. During 2009, due to constraints in the international credit market and limited credit availability in the international markets, as well as changes in the currency mix of our debt, our weighted average interest rate decreased by 1.6 basis points.

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial position and results of operations.

Depreciation of the Mexican peso relative to the U.S. dollar increases the cost to us of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and thereby negatively affects our financial position and results of operations. A severe devaluation or depreciation of the Mexican peso may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. Although the value of the Mexican peso against the U.S. dollar had been fairly stable until mid-2008, in the fourth quarter of 2008, the Mexican peso depreciated approximately 27% compared to the fourth quarter of 2007. During 2009, the Mexican peso experienced a recovery of approximately 6% compared to the year of 2008, and in the first quarter of 2010, the Mexican peso has appreciated approximately 6% compared to the fourth quarter of 2009.

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

Mexican political events may significantly affect our operations. Presidential elections in Mexico occur every six years, and the most recent election occurred in July 2006. Elections of the senate also occurred in July 2006, and although the Partido Acción Nacional won a plurality of the seats in the Mexican congress in the election, no party succeeded in securing a majority. Elections of the Cámara de Diputados (House of Representatives) occurred in 2009, and although the Partido Revolucionario Institucional won a plurality of seats in the House of Representatives, no party succeeded in securing a majority. The absence of a clear majority by a single party is likely to continue even after the election of local, state and congress representatives in 2009. This situation may result in government gridlock and political uncertainty. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.

Insecurity in Mexico could increase and adversely affect our results.

The presence and increasing levels of violence among drug cartels, and between these and the Mexican law enforcement and armed forces, pose a risk to our business. Organized criminal activity and related violent incidents increased during 2009 and are relatively concentrated along the northern Mexican border, as well as in certain other Mexican states such as Sinaloa and Michoacán. Mexican President Felipe Calderón has acted to fight the drug cartels and has disrupted the balance of power among them. The principal driver of organized criminal activity is the drug trade that aims to supply and profit from the uninterrupted demand for drugs from the United States. This situation could impact our business because consumer habits and patterns adjust to the increased perceived and real insecurity as people refrain from going out as much and gradually shift some on-premise consumption to off-premise consumption of food and beverages on certain social occasions. Insecurity could increase and could therefore adversely affect our operational and financial results.

Depreciation of local currencies in other Latin American countries in which we operate may adversely affect our financial position.

Total revenues increased in certain of our non-Mexican beverage operations at a higher rate relative to their respective Mexican operations in 2009. This higher rate of total revenue growth could result in a greater contribution to the respective results of operations for these territories, but may also expose us to greater risk in these territories as a result. The devaluation of the local currencies against the U.S. dollar in our non-Mexican territories can increase our operating costs in these countries, and depreciation of the local currencies against the Mexican peso can negatively affect our results of operations for these countries. In recent years, the value of the currency in the countries in which we operate had been relatively stable. Future currency devaluation or the imposition of exchange controls in any of these countries, including Mexico, would have an adverse effect on our financial position and results of operations.

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

We conduct our operations through the following principal holding companies, each of which we refer to as a principal sub-holding company:

•	Coca-Cola FEMSA, which engages in the production, distribution and marketing of soft drinks; and

•	FEMSA Comercio, which operates convenience stores.

On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group. See “Item 5. Operating and Financial Review and Prospects—Recent Developments” and “Item 10. Additional Information—Material Contracts.” As required in this annual report, any financial and operating information presented in relation to FEMSA Cerveza is for the periods ended on December 31, 2009, 2008 and 2007, when we had control over this segment.

Corporate Background

FEMSA traces its origins to the establishment of Mexico’s first brewery, Cervecería Cuauhtémoc, S.A., which we refer to as Cuauhtémoc, that was founded in 1890 by four Monterrey businessmen: Francisco G. Sada, José A. Muguerza, Isaac Garza and José M. Schneider. Descendants of certain of the founders of Cuauhtémoc control our company.

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

On January 13, 2006, FEMSA Cerveza, through one of its subsidiaries, acquired 68% of the equity of the Brazilian brewer Kaiser from the Molson Coors Brewing Company, or Molson Coors, for US$ 68 million. Molson Coors retained a 15% ownership stake in Kaiser, while Heineken N.V.’s ownership of 17% remained unchanged. In December 2006, Molson Coors completed its exit from Kaiser by exercising its option to sell its 15% holding to FEMSA Cerveza. On December 22, 2006, FEMSA Cerveza made a capital increase of US$ 200 million in Kaiser. At the time, Heineken N.V. elected not to participate in the increase, thereby diluting its 17% interest in Kaiser to 0.17%, and FEMSA Cerveza thereby increasing its stake to 99.83% of the equity of Kaiser, however, in August 2007, Femsa Cerveza and Heineken N.V. closed a stock purchase agreement whereby Heineken N.V. purchased the shares necessary to regain its 17% interest in Kaiser. As a result of this transaction, FEMSA Cerveza obtained ownership of 83% of Kaiser and Heineken N.V. obtained ownership of 17%.

On November 3, 2006, we acquired from certain subsidiaries of The Coca-Cola Company 148,000,000 Series “D” shares of Coca-Cola FEMSA, representing 8.02% of the total outstanding stock of Coca-Cola FEMSA. We acquired these shares at a price of US$ 2.888 per share, or US$ 427.4 million in the aggregate, pursuant to a

Memorandum of Understanding with The Coca-Cola Company. As of June 18, 2010, FEMSA indirectly owns 53.7% of the capital stock of Coca-Cola FEMSA (63.0% of its capital stock with full voting rights) and The Coca-Cola Company indirectly owns 31.6% of the capital stock of Coca-Cola FEMSA (37.0% of its capital stock with full voting rights). The remaining 14.7% of its capital consists of Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and on the New York Stock Exchange in the form of ADSs under the trading symbol KOF.

In March 2007, at our company’s AGM, our shareholders approved a three-for-one stock split of FEMSA’s outstanding stock and our ADSs traded on the NYSE. The pro rata stock split had no effect on the ownership structure of FEMSA. The new units issued in the stock split were distributed by the Mexican Stock Exchange on May 28, 2007, to holders of record as of May 25, 2007, and ADSs traded on the NYSE were distributed on May 30, 2007, to holders of record as of May 25, 2007.

On November 8, 2007, Administración, S.A.P.I. de C.V., or Administración S.A.P.I., a Mexican company owned directly or indirectly by Coca-Cola FEMSA and by The Coca-Cola Company, acquired 58,350,908 shares representing 100% of the shares of the capital stock of Jugos del Valle, for US$ 370 million in cash, with assumed liabilities of US$ 86 million. On June 30, 2008, Administración S.A.P.I. and Jugos del Valle merged, and Jugos del Valle became the surviving entity. Subsequent to the initial acquisition of Jugos del Valle, Coca-Cola FEMSA offered to sell 30% of its interest in Administración S.A.P.I. to other Coca-Cola bottlers in Mexico. As of December 31, 2009 and 2008, Coca-Cola FEMSA has a recorded investment of 19.8% of the capital stock of Jugos del Valle. In December 2008, the surviving Jugos del Valle entity sold its operations to The Coca-Cola Company, Coca-Cola FEMSA and other bottlers of Coca-Cola trademark brands in Brazil. These still beverage operations were integrated into a joint business with The Coca-Cola Company in Brazil. Through Coca-Cola FEMSA’s joint ventures with The Coca-Cola Company, we distribute the Jugos del Valle line of juice-based beverages and have begun to develop and distribute new products.

On April 22, 2008, FEMSA shareholders approved a proposal to amend our bylaws in order to preserve the unit structure for our shares that has been in place since May 1998, and to maintain our existing share structure beyond May 11, 2008. Our bylaws previously provided that on May 11, 2008 our Series D-B Shares would convert into Series B Shares and our Series D-L Shares would convert into Series L Shares with limited voting rights. In addition, our bylaws provided that on May 11, 2008, our current unit structure would cease to exist and each of our B Units would be unbundled into five Series B Shares, while each BD Unit would unbundle into three Series B Shares and two newly issued Series L Shares. Following the April 22, 2008, shareholder approvals, the automatic conversion of our share and unit structures no longer exist, and, absent shareholder action, our share structure will continue to be comprised of Series B Shares, which must represent not less than 51% of our outstanding capital stock, and Series D-B and Series D-L Shares, which together may represent up to 49% of our outstanding capital stock. Our Unit structure, absent shareholder action, will continue to consist of B Units, which bundle five Series B Shares, and BD Units, which bundle one Series B Share, two Series D-B Shares and two Series D-L Shares. See “Item 9. The Offer and Listing—Description of Securities.”

In May 2008, Coca-Cola FEMSA completed its acquisition of REMIL in Brazil for US$ 364.1 million, net of cash received, and assumed liabilities of US$ 196.9 million. In connection with the acquisition, Coca-Cola FEMSA identified intangible assets of indefinite life of US$ 224.7 million.

On January 11, 2010, FEMSA announced that its Board of Directors unanimously approved a definitive agreement under which FEMSA would exchange its FEMSA Cerveza business for a 20% economic interest in Heineken, one of the world’s leading brewers. The principal terms of the Heineken transaction documents are summarized below in “Item 10. Additional Information—Material Contracts.”

On March 10, 2010, FEMSA announced that subsidiaries of FEMSA signed an agreement with subsidiaries of The Coca-Cola Company to amend the shareholders agreement for Coca-Cola FEMSA. The main purpose of the amendment is to set forth that the appointment and compensation of the chief executive officer and all officers reporting to the chief executive officer, as well as the adoption of decisions related to the ordinary operations of Coca-Cola FEMSA, shall only require a simple majority vote of the board of directors. Decisions related to extraordinary matters (such as business acquisitions or combinations in an amount exceeding US$ 100 million, among others) shall continue to require the vote of the majority of the board of directors, including the affirmative vote of two of the board members appointed by The Coca-Cola Company. The amendment was approved at Coca-Cola FEMSA’s extraordinary shareholders meeting on April 14, 2010, and is reflected in the by-laws of Coca-Cola FEMSA. This amendment was signed without transfer of any consideration. The percentage of our voting interest in our subsidiary Coca-Cola FEMSA remains the same after the signing of this amendment.

On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group. The principal terms of the Heineken transaction documents are summarized below in “Item 10. Additional Information—Material Contracts.”

Ownership Structure

We conduct our business through our principal sub-holding companies as shown in the following diagram and table:

Principal Sub-holding Companies(1)—Ownership Structure

As of April 30, 2010

(1)	On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group.

(2)	Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as CIBSA.

(3)	Grupo Industrial Emprex, S.A. de C.V.

(4)	Percentage of capital stock, equal to 63.0% of capital stock with full voting rights.

The following tables present an overview of our operations by reportable segment and by geographic region under Mexican Financial Reporting Standards:

Operations by Segment—Overview

Year Ended December 31, 2009 and % of growth vs. last year(1)

	Coca-Cola FEMSA			FEMSA Cerveza				FEMSA Comercio
	(in millions of Mexican pesos, except for employees and percentages)
Total revenues	Ps.	102,767	23.9%	Ps.	46,336		9.3%	Ps.	53,549	13.6%
Income from operations		15,835	15.6		5,894		9.3		4,457	44.8
Total assets		110,661	13.0		72,029		6.2		19,693	14.6
Employees		67,426	3.7		24,741	(2)	(4.9)		23,473	7.7

Total Revenues Summary by Segment(1)

	Year Ended December 31,
	2009	2008		2007
	(in millions of Mexican pesos)
Coca-Cola FEMSA	102,767	Ps.	82,976	Ps.	69,251
FEMSA Cerveza	46,336		42,385		39,566
FEMSA Comercio	53,549		47,146		42,103
Other	12,302		9,401		8,124
Consolidated total revenues	197,033	Ps.	168,022	Ps.	147,556

Total Revenues Summary by Geographic Region(3)

	Year Ended December 31,
	2009		2008		2007
	(in millions of Mexican pesos)
Mexico(4)	Ps.	126,872	Ps.	114,640	Ps.	106,136
Latincentro(5)		16,211		12,853		11,901
Venezuela		22,448		15,217		9,792
Mercosur(6)		32,362		25,755		20,127
Consolidated total revenues		197,033	Ps.	168,022	Ps.	147,556

(1)	The sum of the financial data for each of our segments and percentages with respect thereto differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.

(2)	Includes employees of third-party distributors.

(3)	The sum of the financial data for each geographic region differs from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation.

(4)	Includes export sales.

(5)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.

(6)	Includes Brazil and Argentina.

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of April 30, 2010:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA	Mexico	100.0%
Coca-Cola FEMSA(1)	Mexico	53.7%
Propimex, S.A. de C.V.	Mexico	53.7%
Controladora Interamericana de Bebidas, S.A. de C.V.	Mexico	53.7%
Coca-Cola FEMSA de Venezuela, S.A. (formerly, Panamco Venezuela, S.A. de C.V.)	Venezuela	53.7%
Spal Industria Brasileira de Bebidas, S.A.	Brazil	52.5%
FEMSA Comercio	Mexico	100.0%

(1)	Percentage of capital stock. FEMSA owns 63.0% of the capital stock with full voting rights.

Business Strategy

We are a consumer-focused company that strives to combine world-class execution with leading brands. Our soft drink operation, Coca-Cola FEMSA, is the largest bottler of Coca-Cola products in Latin America, and the second largest in the world, measured in terms of sales volumes in 2009. Our convenience store chain OXXO is the largest in Mexico with a total of 7,492 stores as of March 31, 2010 and a significant growth driver in its own right.

We understand the importance of connecting with our end consumers by interpreting their needs, and ultimately delivering the right products to them for the right occasions and the optimal value proposition. We strive to achieve this by developing brand value, expanding our significant distribution capabilities, and improving the efficiency of our operations while aiming to reach our full potential. We continue to improve our information gathering and processing systems in order to better know and understand what our consumers want and need, and we are improving our production and distribution by more efficiently leveraging our asset base.

We believe that the competencies that our businesses have developed can be replicated in other geographic regions. This underlying principle guided our consolidation efforts, which culminated in Coca-Cola FEMSA’s acquisition of Panamco on May 6, 2003. The continental platform that this combination produced—encompassing a significant territorial expanse in Mexico and Central America, including some of the most populous metropolitan areas in Latin America—has provided us with opportunities to create value through both an improved ability to execute our strategies and the use of superior marketing tools. As we increase our capabilities to operate and succeed in other geographic regions, by developing an understanding of local consumer needs and trends, we can use those capabilities to drive the international expansion of OXXO as well.

Our ultimate objectives are achieving sustainable revenue growth, improving profitability and increasing the return on invested capital in each of our operations. We believe that by achieving these goals we will create sustainable value for our shareholders.

Coca-Cola FEMSA

Overview

Coca-Cola FEMSA is the largest bottler of Coca-Cola trademark beverages in Latin America, and the second largest in the world, calculated in each case by sales volume in 2009. Coca-Cola FEMSA operates in the following territories:

•	Mexico – a substantial portion of central Mexico (including Mexico City and the states of Michoacán and Guanajuato) and southeast Mexico (including the Gulf region).

•	Central America – Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

•	Colombia – most of the country.

•	Venezuela – nationwide.

•	Argentina – Buenos Aires and surrounding areas.

•	Brazil – the area of greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul, the state of Minas Gerais and part of the state of Goiás.

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

The following is an overview of Coca-Cola FEMSA’s operations by segment in 2009:

Operations by Segment—Overview

Year Ended December 31, 2009(1)

	Total Revenues	Percentage of Total Revenues	Income from Operations	Percentage of Income from Operations
Mexico	36,785	36%	6,849	43%
Latincentro(2)	15,993	15%	2,937	19%
Venezuela	22,430	22%	1,815	11%
Mercosur(3)	27,559	27%	4,234	27%
Consolidated	102,767	100%	15,835	100%

(1)	Expressed in millions of Mexican pesos, except for percentages.

(2)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.

(3)	Includes Brazil and Argentina.

Corporate History

In 1979, one of our subsidiaries acquired certain sparkling beverage bottlers that are now a part of its company. At that time, the acquired bottlers had 13 Mexican distribution centers operating 701 distribution routes, and their production capacity was 83 million physical cases. In 1991, FEMSA transferred its ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., the corporate predecessor to Coca-Cola FEMSA, S.A.B. de C.V.

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

On November 8, 2007, a Mexican company owned directly or indirectly by Coca-Cola FEMSA and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle. See “—The Company—Corporate Background.”

In December 2008, Jugos del Valle sold its Brazilian operations, Holdinbrás, Ltd. to a subsidiary of The Coca-Cola Company, Coca-Cola FEMSA and other bottlers of Coca-Cola trademark brands in Brazil. These operations were integrated into the Sucos Mais business, a joint venture with The Coca-Cola Company in Brazil.

On May 30, 2008, Coca-Cola FEMSA entered into a transaction with The Coca-Cola Company to acquire its wholly-owned bottling territory, REMIL, located in the State of Minas Gerais in Brazil. During the second quarter of 2008, Coca-Cola FEMSA closed this transaction for US$ 364.1 million. Coca-Cola FEMSA consolidates REMIL in its financial statements as of June 1, 2008.

In December 2007 and May 2008, Coca-Cola FEMSA sold most of its proprietary brands to The Coca-Cola Company for a total amount of US$ 64 million. Both of these transactions were conducted on an arm’s length basis. These trademarks are now being licensed to Coca-Cola FEMSA by The Coca-Cola Company subject to existing bottler agreements.

In July 2008, Coca-Cola FEMSA acquired Agua de los Angeles, S.A. de C.V. (Agua de los Angeles), a jug water business in the Valley of Mexico, from Grupo Embotellador CIMSA S.A. de C.V., one of the Coca-Cola bottlers in Mexico, for US$ 18.3 million. The trademarks remain with The Coca-Cola Company. Coca-Cola FEMSA subsequently merged Agua de los Angeles into its jug water business under the Ciel brand.

In February 2009, Coca-Cola FEMSA completed the transaction with Bavaria, a subsidiary of SABMiller, to jointly acquire with The Coca-Cola Company the Brisa bottled water business (including the Brisa brand). The purchase price of US$ 92 million was shared equally by Coca-Cola FEMSA and The Coca-Cola Company. Following a transition period, in June 2009, Coca-Cola FEMSA began to sell and distribute the Brisa portfolio of products in Colombia.

In May 2009, Coca-Cola FEMSA entered into an agreement to develop the Crystal trademark water products in Brazil jointly with The Coca-Cola Company.

As of June 18, 2010, we indirectly owned Series A Shares equal to 53.7% of Coca-Cola FEMSA capital stock (63.0% of its capital stock with full voting rights). As of June 18, 2010, The Coca-Cola Company indirectly owned Series D Shares equal to 31.6% of the capital stock of Coca-Cola FEMSA (37% of Coca-Cola FEMSA’s capital stock with full voting rights). Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 14.7% of Coca-Cola FEMSA’s capital stock.

Business Strategy

Coca-Cola FEMSA is the largest bottler of Coca-Cola trademark beverages in Latin America in terms of total sales volume in 2009, with operations in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Argentina and Brazil. While its corporate headquarters are in Mexico City, it has established divisional headquarters in the following three regions:

•	Mexico with headquarters in Mexico City;

•	Latincentro (covering territories in Guatemala, Nicaragua, Costa Rica, Panama, Colombia and Venezuela) with headquarters in San José, Costa Rica; and

•	Mercosur (covering territories in Argentina and Brazil) with headquarters in São Paulo, Brazil.

Coca-Cola FEMSA seeks to provide its shareholders with an attractive return on their investment by increasing its profitability. The key factors in achieving increased revenues and profitability are (1) implementing multi-segmentation strategies in its major markets to target distinct market clusters divided by consumption occasion, competitive intensity and socioeconomic levels; (2) implementing well-planned product, packaging and pricing strategies through different distribution channels; and (3) driving product innovation along its different product categories and (4) achieving operational efficiencies throughout its company. To achieve these goals Coca-Cola FEMSA continues to focus its efforts on, among other initiatives, the following:

•

working with The Coca-Cola Company to develop a business model to continue exploring and participating in new lines of beverages, extending existing product lines and effectively advertising and marketing its products;

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

•	implementing packaging strategies designed to increase consumer demand for its products and to build a strong returnable base for the Coca-Cola brand selectively;

•	replicating its best practices throughout the whole value chain;

•	rationalizing and adapting its organizational and asset structure in order to be in a better position to respond to a changing competitive environment;

•	committing to building a multi-cultural collaborative team, from top to bottom; and

•	broadening its geographical footprint through organic growth and strategic acquisitions.

Coca-Cola FEMSA seeks to increase per capita consumption of its products in the territories in which it operates. To that end, its marketing teams continuously develop sales strategies tailored to the different characteristics of its various territories and distribution channels. Coca-Cola FEMSA continues to develop its product portfolio to better meet market demand and maintain its overall profitability. To stimulate and respond to consumer demand, it continues to introduce new products and new presentations. See “—Product and Packaging Mix.” It also seeks to increase placement of coolers, including promotional displays, in retail outlets to showcase and promote its products. In addition, because it views its relationship with The Coca-Cola Company as integral to its business, it uses market information systems and strategies developed with The Coca-Cola Company to improve its business and marketing strategies. See “—Marketing—Channel Marketing.”

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

Finally, Coca-Cola FEMSA focuses on management quality as a key element of its growth strategy and remains committed to fostering the development of quality management at all levels. Both The Coca-Cola Company and we provide Coca-Cola FEMSA with managerial experience. To build upon these skills, Coca-Cola FEMSA also offers management training programs designed to enhance its executives’ abilities and to provide a forum for exchanging experiences, know-how and talent among an increasing number of multinational executives from its new and existing territories.

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

Colas:	Mexico	Latincentro(1)	Venezuela	Mercosur(2)
Coca-Cola	✓	✓	✓	✓
Coca-Cola light	✓	✓	✓	✓
Coca-Cola Zero	✓	✓	✓	✓

Flavored Soft Drinks:	Mexico	Latincentro(1)	Venezuela	Mercosur(2)
Aquarius Fresh				✓
Chinotto			✓
Crush		✓		✓
Fanta	✓	✓		✓
Fresca	✓	✓
Frescolita		✓	✓
Hit			✓
Kuat				✓
Lift	✓	✓
Mundet(3)	✓
Quatro		✓		✓
Simba				✓
Sprite	✓	✓		✓

Water:	Mexico	Latincentro(1)	Venezuela	Mercosur(2)
Alpina		✓
Brisa		✓
Ciel	✓
Crystal				✓
Kin				✓
Manantial		✓
Nevada			✓
Santa Clara(4)		✓		✓

Other Categories:	Mexico	Latincentro(1)	Venezuela	Mercosur(2)
Aquarius				✓
Dasani(5)		✓		✓
Hi-C(6)		✓
Jugos del Valle(6)	✓	✓		✓
Nestea	✓	✓	✓
Powerade(7)	✓	✓	✓	✓

(1)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.

(2)	Includes Brazil and Argentina.

(3)	Brand licensed from FEMSA.

(4)	Proprietary brand.

(5)	Flavored water. In Argentina, also as still water.

(6)	Juice-based beverage. Includes ValleFrut in Mexico and Fresh in Colombia.

(7)	Isotonic.

Sales Overview

Coca-Cola FEMSA measures total sales volume in terms of unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. The following table illustrates its historical sales volume for each of its territories.

	Sales Volume Year Ended December 31,
	2009	2008	2007
	(millions of unit cases)
Mexico	1,227.2	1,149.0	1,110.4
Latincentro
Central America(1)	135.8	132.6	128.1
Colombia(2)	232.2	197.9	197.8
Venezuela	225.2	206.7	209.0
Mercosur
Argentina	184.1	186.0	179.4
Brazil(3)	424.1	370.6	296.1

Combined Volume	2,428.6	2,242.8	2,120.8

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

(2)	As of June 1, 2009, includes sales from the Brisa bottled water business.

(3)	Excludes beer sales volume. As of June 1, 2008, includes sales from REMIL.

Product and Packaging Mix

Out of the more than 100 brands and line extensions of beverages sold and distributed by Coca-Cola FEMSA, their most important brand, Coca-Cola, together with its line extensions, Coca-Cola light, Coca-Cola Zero and Coca-Cola light caffeine free, accounted for 61.4% of total sales volume in 2009. Coca-Cola FEMSA’s next largest brands, Ciel (a water brand from Mexico), Fanta (and its line extensions), Sprite (and its line extensions), ValleFrut and Hit, accounted for 10.5%, 5.8%, 2.6%, 1.5% and 1.3%, respectively, of total sales volume in 2009. Coca-Cola FEMSA uses the term line extensions to refer to the different flavors in which it offers its brands. Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles made of polyethylene terephtalate, which it refers to as PET.

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

The characteristics of Coca-Cola FEMSA’s territories are very diverse. Central Mexico and its territories in Argentina are densely populated and have a large number of competing sparkling beverages brands as compared to the rest of its territories. Brazil is densely populated but has lower per capita consumption of sparkling beverage products as compared to Mexico. Portions of southern Mexico, Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of sparkling beverages. In Venezuela, Coca-Cola FEMSA faces operational disruptions from time to time, including interruptions in energy supply. In 2009, although its sparkling beverages volume increased, per capita consumption of Coca-Cola FEMSA’s products has remained stable due to such short-term operating disruptions.

The following discussion analyzes Coca-Cola FEMSA’s product and packaging mix by segment. The volume data presented is for the years 2009, 2008 and 2007.

Mexico. Coca-Cola FEMSA’s product portfolio consists of Coca-Cola trademark beverages, and since 2001 has included Mundet trademark beverages licensed from FEMSA in some Mexican territories. In 2007, as part of its efforts to strengthen the Coca-Cola brand it launched Coca-Cola Zero, a line extension of the Coca-Cola brand. Sparkling beverage per capita consumption of its products in its Mexican territories in 2009 was 436 eight-ounce servings.

The following table highlights historical sales volume and mix in Mexico for its products:

	Year Ended December 31,
	2009	2008	2007
	(millions of unit cases)
Product Sales Volume
Total	1,227.2	1,149.0	1,110.4
% Growth	6.8%	3.5%	3.7%

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	73.4%	75.4%	78.3%
Water(1)	21.5%	21.6%	20.7
Still beverages	5.1%	3.0%	1.0

Total	100.0%	100.0%	100.0%

(1)	Includes bulk water volume.

Coca-Cola FEMSA’s most popular sparkling beverage presentations were the 2.5-liter returnable plastic bottle, the 0.6-liter non-returnable plastic bottle (the 20-ounce bottle that is also popular in the United States) and the 2.5-liter non-returnable plastic bottle, which together accounted for 56.7% of total sparkling beverage sales volume in Mexico in 2009. In 2009, multiple serving presentations represented 66.9% of total sparkling beverages sales volume in Mexico, a 7.7% growth compared to 2008. Coca-Cola FEMSA’s commercial strategy is to foster consumption in single serving presentations while maintaining multiple serving volumes. In 2009, its sparkling beverages decreased as a percentage of its total sales volume from 75% in 2008 to 73.4% in 2009, mainly due to the introduction of the Jugos del Valle line of products.

Total sales volume reached 1,227.2 million unit cases in 2009, an increase of 6.8% compared to 1,149.0 million unit cases in 2008. The still beverage category accounted for approximately 37% of the total incremental volumes during the year. Still beverage growth was mainly driven by the introduction of the Jugos del Valle line of products, especially ValleFrut.

Latincentro (Colombia and Central America). Coca-Cola FEMSA’s product sales in Latincentro consist predominantly of Coca-Cola trademark beverages. Per capita consumption of its sparkling beverages products in Colombia and Central America was 92 and 146 eight-ounce servings, respectively, in 2009.

The following table highlights historical total sales volume and sales volume mix in Latincentro:

	Year Ended December 31,
	2009	2008	2007
	(millions of unit cases)
Product Sales Volume
Total	368.0	330.5	325.9
% Growth	11.3%	1.4%	4.7%

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	79.3%	87.9%	88.5%
Water(1)	13.0%	7.7%	8.3%
Still beverages	7.7%	4.4%	3.2%

Total	100.0%	100.0%	100.0%

(1)	Includes bulk water volume.

In 2009, multiple serving presentations as a percentage of total sparkling beverage sales volume, represented 56.7% in Central America and 58.3% in Colombia. In 2008, as part of its efforts to strengthen the Coca-Cola brand, Coca-Cola FEMSA launched Coca-Cola Zero, a line extension of the Coca-Cola brand in Colombia. The acquisition of Brisa in 2009 helped Coca-Cola FEMSA to become leader, based on sales volume, in the water market in Colombia.

Total sales volume was 368.0 million unit cases in 2009, increasing 11.3% compared to 330.5 million in 2008. Water sales, including bulk water, represented approximately 60% of total incremental volume, mainly driven by the integration of the Brisa bottled water business in Colombia. Still beverages represented the majority of the balance, mainly driven by the introduction of the of the Jugos del Valle line of products. See “—The Company—Corporate Background.”

Venezuela. Coca-Cola FEMSA’s product portfolio in Venezuela consists of Coca-Cola trademark beverages. Sparkling beverages per capita consumption of its products in Venezuela during 2009 was 174 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,
	2009	2008	2007
	(millions of unit cases)
Product Sales Volume
Total	225.2	206.7	209.0
% Growth	9.0%	(1.1)%	14.5%

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	91.7%	91.3%	90.4%
Water(1)	5.7%	5.8%	5.7
Still beverages	2.6%	2.9%	3.9

Total	100.0%	100.0%	100.0%

(1)	Includes bulk water volume.

During 2009, Coca-Cola FEMSA continued facing periodic operating difficulties that prevented it from producing and distributing to satisfy market demand for its products. Coca-Cola FEMSA implemented a product portfolio rationalization strategy to minimize the impact of these disruptions, which led to an increase in sales in 2009 as compared to 2008. Coca-Cola FEMSA’s sparkling beverage volume grew 9.4% mainly driven by flavored sparkling beverages.

In 2009, multiple serving presentations represented 77.2% of total sparkling beverages sales volume in Venezuela. Total sales volume was 225.2 million unit cases in 2009, an increase of 9.0% compared to 206.7 million in 2008.

Mercosur (Brazil and Argentina). Coca-Cola FEMSA’s product portfolio in Mercosur consists mainly of Coca-Cola trademark beverages and the Kaiser beer brand in Brazil, which Coca-Cola FEMSA sells and distributes on behalf of FEMSA Cerveza. Sparkling beverages per capita consumption of its products in Brazil and Argentina was 214 and 359 eight-ounce servings, respectively, in 2009.

The following table highlights historical total sales volume and sales volume mix in Mercosur, not including beer:

	Year Ended December 31,
	2009	2008	2007
	(millions of unit cases)
Product Sales Volume
Total	608.2	556.6	475.5
% Growth	9.3%	17.1%	9.6%

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	92.0%	93.3%	93.5%
Water(1)	4.1	4.2	4.5
Still beverages	3.9	2.5	2.0

Total	100.0%	100.0%	100.0%

(1)	Includes bulk water volume.

Beginning in June 2008, Coca-Cola FEMSA integrated the bottling franchise of REMIL in the State of Minas Gerais into its existing Brazilian operations. REMIL contributed 44.2 million unit cases of beverages to Coca-Cola FEMSA’s sales volume during the first five months of 2009. Sparkling beverages represented approximately 95% of this volume. In 2008, in its continued effort to develop the still beverage category in Argentina, Coca-Cola FEMSA launched Aquarius, a flavored water.

Total sales volume was 608.2 million unit cases in 2009, an increase of 9.3% compared to 556.6 million in 2008. Excluding REMIL, total sales volume increased 1.3%. Growth in still beverages driven by sales of Aquarius in Argentina, accounted for most of the growth during the year. In 2009, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 28.5% in Argentina and 12.4% in Brazil. In 2009, multiple serving presentations represented 70.8% and 85.5% of total sparkling beverages sales volume in Brazil and Argentina, respectively.

Coca-Cola FEMSA primarily purchases its glass bottles in Mexico from SIVESA, a wholly-owned subsidiary of FEMSA Cerveza. The aggregate amount of our purchases from SIVESA amounted to Ps. 355.1 million, Ps. 408.5 million and Ps. 331.9 million in 2009, 2008 and 2007, respectively.

Coca-Cola FEMSA sells and distributes the Kaiser brands of beer in its territories in Brazil. In January 2006, FEMSA Cerveza acquired a controlling stake in Cervejarias Kaiser. Since that time, Coca-Cola FEMSA has distributed the Kaiser beer portfolio in Coca-Cola FEMSA’s Brazilian territories, consistent with the arrangements between Coca-Cola FEMSA and Cervejarias Kaiser in place prior to 2004. Beginning with the second quarter of 2005, Coca-Cola FEMSA ceased including beer that it distributes in Brazil in its reported sales volumes. On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group. Coca-Cola FEMSA has agreed with Cervejarias Kaiser to continue to distribute and sell the Kaiser beer portfolio in Coca-Cola FEMSA’s Brazilian territories through the 20-year term, consistent with the arrangement in place since 2006.

Recent Acquisition

In February 2009, Coca-Cola FEMSA acquired with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, a subsidiary of SABMiller. Coca-Cola FEMSA acquired the production assets and the rights to distribute in the territory, and The Coca-Cola Company obtained the Brisa brand. Coca-Cola FEMSA and The Coca-Cola Company equally shared in paying the purchase price of US$ 92 million. Following a transition period, in June 2009, it started to sell and distribute the Brisa portfolio of products in Colombia.

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

Marketing

Coca-Cola FEMSA, in conjunction with The Coca-Cola Company, has developed a marketing strategy to promote the sale and consumption of its products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and retailer support programs to target the particular preferences of its soft drink consumers. Its consolidated marketing expenses in 2009, net of contributions by The Coca-Cola Company, were Ps. 3,278 million. The Coca-Cola Company contributed an additional Ps. 1,945 million in 2009, which includes contributions for coolers, bottles and cases. Through the use of advanced information technology, it has collected customer and consumer information that allows it to tailor its marketing strategies to target different types of customers located in each of its territories and to meet the specific needs of the various markets it serves.

Retailer Support Programs. Support programs include providing retailers point-of-sale display materials and consumer sales promotions such as contests, sweepstakes and the giveaway of product samples.

Coolers. Cooler distribution among retailers is important for the visibility and consumption of Coca-Cola FEMSA’s products and to ensure that they are sold at the proper temperature.

Advertising. Coca-Cola FEMSA advertises in all major communications media. It focuses its advertising efforts on increasing brand recognition by consumers and improving its customer relations. National advertising campaigns are designed and proposed by The Coca-Cola Company’s local affiliates, with Coca-Cola FEMSA’s input at the local or regional level.

Channel Marketing. In order to provide more dynamic and specialized marketing of its products, Coca-Cola FEMSA’s strategy is to classify its markets and develop targeted efforts for each consumer segment or distribution channel. Its principal channels are small retailers, “on-premise” consumption such as restaurants and bars, supermarkets and third-party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drink consumers in each of the different types of locations or distribution channels. In response to this analysis, Coca-Cola FEMSA tailors its product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

Coca-Cola FEMSA believes that the implementation of its channel marketing strategy also enables it to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. Coca-Cola FEMSA’s channel marketing activities are facilitated by its management information systems. Coca-Cola FEMSA has invested significantly in creating these systems, including in hand-held computers to support the gathering of product, consumer and delivery information, for most of its sales routes throughout its territories.

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

Product Distribution

The following table provides an overview of its product distribution centers and the number of retailers to which it sells its products:

Product Distribution Summary

as of December 31, 2009

	Mexico	Latincentro(2)	Venezuela	Mercosur(3)
Distribution centers	84	60	33	33
Retailers (in thousands)(1)	620,255	475,119	211,749	269,888

(1)	Estimated.

(2)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.

(3)	Includes Brazil and Argentina.

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

Coca-Cola FEMSA uses two main sales methods depending on market and geographic conditions: (1) the traditional or conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck and (2) the pre-sale system, which separates the sales and delivery functions and allows sales personnel to sell products prior to delivery and trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing distribution efficiency. Coca-Cola FEMSA also uses a hybrid distribution system in some of its territories, where the same truck holds product available for immediate sale and product previously ordered through the pre-sale system. As part of the pre-sale system, sales personnel also provide merchandising services during retailer visits, which it believes enhance the presentation of its products at the point of sale. Coca-Cola FEMSA believes that service visits to retailers and frequency of deliveries are essential elements in an effective selling and distribution system for its products. In certain areas, Coca-Cola FEMSA also makes sales through third-party wholesalers of its products. The vast majority of its sales are for cash.

Coca-Cola FEMSA’s distribution centers range from large warehousing facilities and re-loading centers to small deposit centers. In addition to its fleet of trucks, Coca-Cola FEMSA distributes its products in certain locations through a fleet of electric carts and hand-trucks in order to comply with local environmental and traffic regulations. In some of its territories, Coca-Cola FEMSA retains third parties to transport its finished products from the bottling plants to the distribution centers.

Mexico. Coca-Cola FEMSA contracts with one of our subsidiaries for the transportation of finished products to its distribution centers from its Mexican production facilities. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, it then distributes its finished products to retailers through its own fleet of trucks.

In Mexico, Coca-Cola FEMSA sells a majority of its beverages at small retail stores to customers who take the beverages home or elsewhere for consumption. Coca-Cola FEMSA also sells products through the “on-premise” consumer segment, supermarkets and other locations. The “on-premise” consumer segment consists of sales through sidewalk stands, restaurants, bars and various types of dispensing machines as well as sales through point-of-sale programs in concert halls, auditoriums and theaters.

Brazil. In Brazil, Coca-Cola FEMSA sold approximately 23% of its total sales volume through supermarkets in 2009. Also in Brazil, the delivery of its finished products to customers is by a third-party. In designated zones in Brazil, third-party distributors purchase its products at a discount from the wholesale price and resell the products to retailers.

Territories other than Mexico and Brazil. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third-party distributors. In most of its territories, an important part of Coca-Cola FEMSA’s total sales volume is sold through small retailers, with low supermarket penetration.

Competition

Although we believe that Coca-Cola FEMSA’s products enjoy wider recognition and greater consumer loyalty than those of its principal competitors, the markets in the territories in which it operates are highly competitive. Coca-Cola FEMSA’s principal competitors are local bottlers of Pepsi and other bottlers and distributors of national and regional sparkling beverage brands. Coca-Cola FEMSA faces increased competition in many of its territories from producers of low price beverages, commonly referred to as “B brands.” A number of its competitors in Central America, Venezuela, Brazil and Argentina offer beer in addition to sparkling beverages, still beverages, and water, which may enable them to achieve distribution efficiencies.

Recently, price discounting and packaging have joined consumer sales promotions, customer service and non-price retailer incentives as the primary means of competition among bottlers. Coca-Cola FEMSA competes by seeking to offer products at an attractive price in the different segments in its markets and by building on the value of its brands. Coca-Cola FEMSA believes that the introduction of new products and new presentations has been a significant competitive technique that allows it to increase demand for its products, provide different options to consumers and increase new consumption opportunities. See “—Sales Overview.”

Mexico. Coca-Cola FEMSA’s principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with its own. In central Mexico Coca-Cola FEMSA competes with a subsidiary of PepsiCo, Pepsi Beverage Company, the largest bottler of Pepsi products globally, and Grupo Embotelladores Unidos, S.A.B. de C.V., the Pepsi bottler in central and southeast Mexico. Coca-Cola FEMSA’s main competition in the juice category in Mexico is Grupo Jumex, the largest juice producer in the country. In the water category, Coca-Cola FEMSA’s main competitor is Bonafont, a water brand owned by Groupe Danone. In addition, Coca-Cola FEMSA competes with Cadbury Schweppes in sparkling beverages and with other national and regional brands in its Mexican territories, as well as low-price producers, such as Big Cola and Consorcio AGA, S.A. de C.V., that principally offer multiple serving size presentations of sparkling and still beverages.

Latincentro (Colombia and Central America). Coca-Cola FEMSA’s principal competitor in Colombia is Postobón, a well-established local bottler that sells flavored sparkling beverages, some of which have a wide consumption preference, such as manzana Postobón (apple Postobón), which is the second most popular flavor in the Colombian sparkling beverage industry in terms of total sales volume. Postobón also sells Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia. It also competes with low-price producers, such as the producers of Big Cola, which basically offer multiple serving size presentations in the sparkling and still beverage industry.

In the countries that comprise Coca-Cola FEMSA’s Central America region, its main competitors are Pepsi and Big Cola bottlers. In Guatemala and Nicaragua, Coca-Cola FEMSA competes with a joint venture between AmBev and The Central American Bottler Corporation. In Costa Rica, its principal competitor is Florida Bebidas S.A., subsidiary of Florida Ice and Farm Co. S.A. In Panama, its main competitor is Cervecería Nacional, S.A. Coca-Cola FEMSA also faces competition from low-price producers offering multiple serving size presentations in some Central American countries.

Venezuela. In Venezuela, Coca-Cola FEMSA’s main competitor is Pepsi-Cola Venezuela, C.A., a joint venture formed between PepsiCo and Empresas Polar, S.A., the leading beer distributor in the country. Coca-Cola FEMSA also competes with the producers of Big Cola in parts of the country.

Mercosur (Brazil and Argentina). In Brazil, Coca-Cola FEMSA competes against AmBev, a Brazilian company with a portfolio of brands that includes Pepsi, local brands with flavors such as guaraná, and proprietary beers. Coca-Cola FEMSA also competes against “B brands” or “Tubainas,” which are small, local producers of low-cost flavored sparkling beverages in multiple serving presentations that represent a significant portion of the sparkling beverage market.

In Argentina, Coca-Cola FEMSA’s main competitor is Buenos Aires Embotellador S.A. (BAESA), a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition, Coca-Cola FEMSA competes with a number of competitors offering generic, low-priced sparkling beverages as well as many other generic products and private label proprietary supermarket brands.

Raw Materials

Pursuant to the bottler agreements with The Coca-Cola Company, Coca-Cola FEMSA is required to purchase concentrate and artificial sweeteners in some of its territories, for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company. The price of concentrate for all Coca-Cola trademark beverages is a percentage of the average price Coca-Cola FEMSA charges to its retailers in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company.

In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three-year period in Brazil beginning in 2006 and in Mexico beginning in 2007. These increases were fully implemented in Brazil in 2008 and in Mexico in 2009. As part of the cooperation framework that Coca-Cola FEMSA arrived at with The Coca-Cola Company at the end of 2006, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase for marketing support of Coca-Cola FEMSA’s sparkling and still beverages portfolio. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Business Transactions between Coca-Cola FEMSA and The Coca-Cola Company.”

In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide and other raw materials, resin and ingots to make plastic bottles, finished plastic and glass bottles, cans, closures and fountain containers, as well as other packaging materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for the sparkling beverage. Coca-Cola FEMSA’s bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company, including affiliates of FEMSA. Prices for packaging materials and high fructose corn syrup historically have been determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin, plastic ingots to make plastic bottles and finished plastic bottles, which it obtains from international and local producers. The prices of these materials are tied to crude oil prices and global resin supply. In recent years, Coca-Cola FEMSA has experienced volatility in the prices it pays for these materials. Across Coca-Cola FEMSA’s territories, its average price for resin in U.S. dollars decreased significantly during 2009.

Under Coca-Cola FEMSA’s agreements with The Coca-Cola Company, it may use raw or refined sugar or high fructose corn syrup as sweeteners in its products. Sugar prices in all of the countries in which Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that cause it to pay in excess of international market prices for sugar in certain countries. Coca-Cola FEMSA has experienced sugar price volatility in its territories as a result of changes in local conditions and regulations and, in 2009, mainly due to a production shortfall in India, one of the largest global producers of sugar.

None of the materials or supplies that Coca-Cola FEMSA uses is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls or national emergency situations.

Mexico. Coca-Cola FEMSA purchases its returnable plastic bottles from Continental PET Technologies de México, S.A. de C.V, a subsidiary of Continental Can, Inc., which is the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico. In addition, Coca-Cola FEMSA mainly purchases resin from Arteva Specialties, S. de R.L. de C.V. and Industrias Voridian, S.A. de C.V. that ALPLA Fábrica de Plásticos, S.A. de C.V., known as ALPLA, manufactures into non-returnable plastic bottles for Coca-Cola FEMSA.

Coca-Cola FEMSA purchases all of its cans from Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers, in which it holds a 5.0% equity interest. Coca-Cola FEMSA mainly purchases its glass bottles from Silices de Veracruz, S.A. de C.V., known as SIVESA, a wholly-owned subsidiary of FEMSA Cerveza. Coca-Cola FEMSA purchases sugar from, among other suppliers, Beta San Miguel, S.A. de C.V., a sugar cane producer in which it holds a 2.5% equity interest.

Imported sugar is subject to import duties, the amount of which is set by the Mexican government. As a result, sugar prices in Mexico are in excess of international market prices for sugar. In 2009, sugar prices increased compared to 2008.

Latincentro (Colombia and Central America). In Colombia, Coca-Cola FEMSA uses sugar as a sweetener in most of its products, which it buys from several domestic sources. Coca-Cola FEMSA purchases pre-formed ingots from Amcor and Tapón Corona de Colombia S.A. Coca-Cola FEMSA purchases all its glass bottles and cans from a supplier in which its competitor, Postobón, owns a 40% equity interest. Glass bottles and cans are available only from this one local source.

In Central America, the majority of Coca-Cola FEMSA’s raw materials such as glass and plastic bottles and cans are purchased from several local suppliers. Sugar is available from one supplier in each country. Local sugar prices, in certain countries that comprised the region, are increasing due to higher international prices and the limited availability of sugar or high fructose corn syrup. In Costa Rica, Coca-Cola FEMSA acquires plastic non-returnable bottles from ALPLA C.R. S.A., and in Nicaragua it acquires such plastic bottles from ALPLA Nicaragua, S.A.

Venezuela. Coca-Cola FEMSA uses sugar as a sweetener in most of its products, which it purchases mainly from the local market. Since 2003, Coca-Cola FEMSA has experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permission to import in a timely manner. Sugar supply was severely affected in 2009 due to (1) shortages in sugar cane production, (2) the implementation of new regulations imposing a quota on the maximum amount of available sugar distributed to the food and beverages industry and (3) a production decrease by certain sugar mills. We cannot assure you that Coca-Cola FEMSA will be able to meet its sugar requirements in the long-term if sugar supply conditions do not improve. Coca-Cola FEMSA buys glass bottles from one local supplier, Productos de Vidrio, S.A., but there are alternative suppliers authorized by The Coca-Cola Company. Coca-Cola FEMSA acquires most of its plastic non-returnable bottles from ALPLA de Venezuela, S.A. and all of its aluminum cans from a local producer, Dominguez Continental, C.A.

Under current regulations promulgated by the Venezuelan authorities, Coca-Cola FEMSA’s ability to import some of its raw materials and other supplies used in its production could be limited, and access to the official exchange rate for these items for Coca-Cola FEMSA and its suppliers, including, among others, resin, aluminum, plastic caps, distribution trucks and vehicles, is only achieved by obtaining proper approvals from the relevant authorities.

Mercosur (Brazil and Argentina). Sugar is widely available in Brazil at local market prices, which historically have been similar to international prices. Sugar prices in Brazil in recent periods have been volatile, mainly due to the increased demand for sugar cane for production of alternative fuels, and Coca-Cola FEMSA’s average acquisition cost for sugar in 2009 increased. Coca-Cola FEMSA purchases glass bottles, plastic bottles and cans from several domestic and international suppliers.

Argentina. In Argentina, Coca-Cola FEMSA mainly uses high fructose corn syrup that it purchases from several different local suppliers as a sweetener in its products instead of sugar. Coca-Cola FEMSA purchases glass bottles, plastic cases and other raw materials from several domestic sources. Coca-Cola FEMSA purchases pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other local suppliers. Coca-Cola FEMSA also acquires plastic non-returnable bottles from ALPLA

Avellaneda S.A. Coca-Cola FEMSA produces its own can presentations and juice-based products for distribution to customers in Buenos Aires.

Plants and Facilities

Over the past several years, Coca-Cola FEMSA made significant capital improvements to modernize its facilities and improve operating efficiency and productivity, including:

•	increasing the annual capacity of its bottling plants by installing new production lines;

•	installing clarification facilities to process different types of sweeteners;

•	installing plastic bottle-blowing equipment;

•	modifying equipment to increase flexibility to produce different presentations, including faster sanitation and changeover times on production lines; and

•	closing obsolete production facilities.

As of December 31, 2009, Coca-Cola FEMSA owned thirty-one bottling plants company-wide. By country, it has ten bottling facilities in Mexico, five in Central America, six in Colombia, four in Venezuela, four in Brazil and two in Argentina.

As of December 31, 2009, Coca-Cola FEMSA operated 210 distribution centers, approximately 40% of which were in its Mexican territories. Coca-Cola FEMSA owns more than 88% of these distribution centers and leases the remainder. See “—Product Distribution.”

The table below summarizes by country the principal use, installed capacity and percentage utilization of Coca-Cola FEMSA’s production facilities:

Bottling Facility Summary

As of December 31, 2009

Country	Installed Capacity (thousands of unit cases)	% Utilization (1)
Mexico	1,594,568	75%
Guatemala	36,850	70%
Nicaragua	85,766	43%
Costa Rica	78,486	58%
Panama	38,399	62%
Colombia	370,776	59%
Venezuela	275,205	81%
Brazil	623,676	66%
Argentina	285,825	66%

(1)	Annualized rate.

FEMSA Cerveza

Overview and Background

FEMSA Cerveza produces beer in Mexico and Brazil and exports its products to 58 countries worldwide, with North America being its most important export market, followed by certain markets in Europe, Latin America and Asia. In 2009, FEMSA Cerveza was ranked the tenth-largest brewer in the world in terms of sales volume. In Mexico, its main market, FEMSA Cerveza is the second-largest beer producer in terms of sales volume. In 2009, approximately 66.4% of FEMSA Cerveza’s sales volume came from Mexico, with the remaining 24.8% from Brazil and 8.8% from exports. In 2009, FEMSA Cerveza sold 40.548 million hectoliters of beer.

FEMSA Cerveza’s principal operating subsidiaries are Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which operates six breweries in Mexico, Cervejarias Kaiser Brasil S.A., or Kaiser, which operates eight breweries in Brazil, and Cervezas Cuauhtémoc Moctezuma, S.A. de C.V., which operated our company-owned distribution centers across Mexico.

Our management identified Brazil as one of the most attractive and profitable beer markets in the world. As a result, in August 2007, after a series of transactions, FEMSA Cerveza acquired 83% of the Brazilian brewer Kaiser, one of the leading beer marketers in that country, and Heineken N.V. owns the remaining 17% stake in Kaiser. See “Item 4. Information on the Company—Corporate Background.”

On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group. See “Item 5. Operating and Financial Review and Prospects—Recent Developments” and “Item 10. Additional Information—Material Contracts.”

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

FEMSA Cerveza’s total beer sales volume totaled 40.548 million hectoliters in 2009, a decrease of 1.2% from total sales volume of 41.053 million hectoliters in 2008. In 2009, FEMSA Cerveza’s Mexican beer sales volume decreased by 1.7% to 26.929 million hectoliters. Brazil sales volume totaled 10.049 million hectoliters in 2009, a decrease of 1.3% from total sales volume of 10.181 million hectoliters in 2008. In 2009, export beer sales volume increased by 2.6% to 3.570 million hectoliters as compared to 3.479 million hectoliters in 2008.

FEMSA Cerveza Total Beer Sales Volumes

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands of hectoliters)
Mexico beer sales volume	26,929	27,393	26,962	25,951	24,580
Brazil beer sales volume	10,049	10,181	9,795	8,935	NA
Export beer sales volume	3,570	3,479	3,183	2,811	2,438
Total beer sales volume	40,548	41,053	39,940	37,697	27,018

FEMSA Cerveza’s Mexican beer sales volume recorded a compounded average growth rate of 2.3% while compounded annual growth in the Mexican beer industry was 3% during the period from 2005 to 2009. This compares with the 0.8% compounded average growth rate of the Mexican gross domestic product for the same period. FEMSA Cerveza’s Mexican beer sales for the same period recorded a 7.3% compounded average growth rate. FEMSA Cerveza’s export sales volume recorded a compounded average growth rate of 10.0% for the same period, while the compounded average growth rate for FEMSA Cerveza export sales was 14.9%.

FEMSA Cerveza’s Brazilian beer sales volume recorded a compounded average growth rate of 4.0% for the period from 2006 through 2009.

Mexico Operations

The Mexican Beer Market

The Mexican beer market was the sixth-largest beer market in the world in terms of industry sales volume in 2009 and is characterized by (1) concentrated domestic beer production, (2) regional market share differences, (3) the prevalence of government licensing regulations, (4) favorable demographics in the beer drinking population, and (5) fragmented retail markets.

Mexican beer production

Since 1985, Mexico has effectively had only two independent domestic beer producers, FEMSA Cerveza and Grupo Modelo. Grupo Modelo, a publicly traded company based in Mexico City, is the holding company of 76.8% of Diblo, S.A. de C.V., which operates the brewing and packaging subsidiaries of Grupo Modelo. Grupo Modelo’s principal beer brands are Corona, Modelo, Victoria and Pacífico. FEMSA Cerveza’s sales in the Mexican market have depended on its ability to compete with Grupo Modelo.

Historically, beer imports have not been a significant factor in the Mexican beer market, primarily due to the Mexican consumer preference for Mexican brands. In 2009, this segment accounted for approximately 2.0% of total Mexican beer market in terms of sales volume, a decrease of 0.4 p.p. compared to 2008, and reaching a similar market share to that of four years ago. The elimination of tariffs imposed on imported beers in 2001 had a limited effect on the Mexican beer market due to the fact that imported beers are largely premium and super-premium products sold in aluminum cans, which are a more expensive means of packaging in Mexico than beer sold in returnable bottles, and also given the dynamics of the beer market, where the point of sale is highly fragmented.

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

We also believe that regional market strength is a function of the proximity of the breweries to the markets they serve. Transportation costs restricted the most efficient distribution of beer to a geographic area of approximately 300 to 500 kilometers surrounding a brewery. Generally, FEMSA Cerveza commands a majority of the beer sales in regions that were nearest to its largest breweries. FEMSA Cerveza’s largest breweries are in Orizaba, Veracruz and in Monterrey, Nuevo León. Grupo Modelo’s largest breweries are located in Mexico City, Oaxaca and Zacatecas.

The northern region of Mexico has traditionally enjoyed a higher per capita income level, attributable in part to its rapid industrialization within the last 50 years and to its commercial proximity to the United States. In addition, per capita beer consumption is also greater in this region due to its warmer climate and a more ingrained beer culture.

Mexican Regional Demographic Statistics

as of December 31, 2009

Region	Percent of Total Population	Percent of Total Gross Domestic Product	Per Capita Gross Domestic Product(1)
Northern	27.1%	33.5%	Ps. 124.9
Southern	22.9	15.3	67.1
Central	50.0	51.2	103.1
Total	100.0%	100.0%	Ps. 100.7

(1)	Thousands of pesos

Source:	FEMSA Cerveza estimates based on figures published by the Mexican Institute of Statistics, or INEGI, and CAPEM Oxford Economics Forecasting.

Government regulation

The Mexican federal government regulates beer consumption in Mexico primarily through taxation while local governments in Mexico regulate primarily through the issuance of licenses that authorize retailers to sell alcoholic beverages.

Up to 2009, Federal taxes on beer consist of a 15% value-added tax and an excise tax which is the higher of (1) 25% and (2) Ps. 3 per liter for non-returnable presentation or Ps. 1.74 for returnable presentations, as part of an environmental initiative by the Mexican governmental to encourage returnable presentations. Beginning on January 1, 2010, Mexican federal tax regulation increased value-added tax from 15% to 16% and the excise tax from 25% to 26.5% for 2010, 2011 and 2012. In 2013, the excise tax will decrease to 26%. The tax component of retail beer prices is significantly higher in Mexico than in the United States.

The number of retail outlets authorized to sell beer is controlled by local jurisdictions, which issue licenses authorizing the sale of alcoholic beverages. Other regulations regarding beer consumption in Mexico vary according to local jurisdiction and include limitations on the hours during which restaurants, bars and other retail outlets are allowed to sell beer and other alcoholic beverages. FEMSA Cerveza has been engaged in addressing these limitations at various levels, including efforts with governmental and civil authorities to promote better education for the responsible consumption of beer. For instance, as part of its ongoing community activities, FEMSA Cerveza was the first to implement a nationwide designated driver program (Conductor designado) in Mexico.

Since July 1984, Mexican federal regulation has required that all forms of beer packaging carry a warning advising that excessive consumption of beer is hazardous to one’s health. In addition, the Ley General de Salud (General Health Law) requires that all beers sold in Mexico maintain a sanitation registration with the Secretaría de Salud (Ministry of Health).

Demographics of beer drinking population

We estimate that annual per capita beer consumption for the total Mexican population reached approximately 60 liters, or 0.6 hectoliters, in 2009, as compared to approximately 80 liters, or 0.8 hectoliters, in the United States. The legal drinking age is 18 in Mexico. We consider the population segment of men between the ages of 18 and 45 to be FEMSA Cerveza’s primary market. At least 37% of the Mexican population is under the age of 18 and, therefore, is not considered to be part of the beer drinking population.

Macroeconomic influences affecting beer consumption

We believe that consumption activity in the Mexican beer market is heavily influenced by the general level of economic activity in Mexico, the country’s gross wage base, changes in real disposable income and employment levels. As a result, the beer industry reacts sharply to economic change. The industry generally experiences high volume growth in periods of economic strength and slower volume growth or volume contraction in periods of economic weakness. Domestic beer sales declined in Mexico in 1982, 1983 and 1995. These sales decreases correspond to periods in which the Mexican economy experienced severe disruptions. Similarly, the economic slowdown observed in 2002 corresponded to a reduction in domestic beer sales in 2002. In 2003, given the effect of a continued economic slowdown on consumers, FEMSA Cerveza decided not to increase prices in real terms. The reduction in prices in real terms (after giving effect to inflation) was the main driver for increasing sales volumes during 2003. In 2004, growth in Mexico’s gross domestic product was the main driver for increasing beer sales volume, despite price increases in nominal terms in the Mexican beer industry. In 2005, 2006 and 2007, beer sales volume growth outpaced growth in Mexico’s gross domestic product and in 2008, although FEMSA Cerveza experienced a reduction in consumer demand due to the general economic downturn, volume growth outpaced growth in Mexico’s gross domestic product for the fourth consecutive year. In 2009, the Mexican economy suffered the greatest gross domestic product drop in its modern history, caused mainly by the world economic crisis and the swine flu outbreak. Despite this, beer sales volume outpaced GDP once again, even though prices increased above inflation.

Beer Prices

During 2007, FEMSA Cerveza increased prices to partially compensate for the increase in raw material prices. In 2008, FEMSA Cerveza increased prices twice in the year, however the net effect was below the Mexican consumer price index. In 2009, FEMSA Cerveza once again increased prices in Mexico, which, along with the effect of the 2008 increase, resulted in a slight growth above the Mexican consumer price index.

According to the Banco de México’s consumer beer price index, for the Mexican beer industry as a whole, average consumer beer prices increased 6.4% in nominal terms in 2009, which means that prices increased 1.1% over average inflation.

Product Overview

As of December 31, 2009, in Mexico FEMSA Cerveza produced and/or distributed 21 brands of beer in 14 different presentations resulting in a portfolio of 111 different product offerings. The most important brands in FEMSA Cerveza’s Mexican portfolio included: Tecate, Sol, Carta Blanca and Indio. These four brands, all of which were distributed nationwide in Mexico, accounted for approximately 87% of FEMSA Cerveza’s Mexico beer sales volume in 2009.

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

Primary Distribution

FEMSA Cerveza’s primary distribution in Mexico is from its production facilities to its distribution centers’ warehouses. FEMSA Cerveza delivers to a combination of company-owned and third-party distributors. In an effort to improve the efficiency and alignment of the distribution network, FEMSA Cerveza adjusts its relationship with independent distributors by implementing franchise agreements and, as a result, has achieved economies of scale through integration with FEMSA Cerveza’s operating systems. In recent years, FEMSA Cerveza has achieved infrastructure and personnel efficiencies through the integration of company-owned distribution centers. The results of these efficiencies have been partially diminished by the acquisition of third-party distribution centers. FEMSA Cerveza increased its directly distributed volume in respect of its Mexican beer sales volume to 91%, operating through 225 company-owned distribution centers. The remaining 9% of the beer sales volume was sold through 39 third-party distribution centers, most of them operating under franchise agreements with FEMSA Cerveza. A franchise agreement is offered only to those distributors that meet certain standards of operating capabilities, performance and alignment. FEMSA Cerveza has historically acquired those distributors that do not meet these standards. Through this initiative FEMSA Cerveza continues to seek to increase its Mexico beer sales volume through company-owned distribution centers.

Since 2004, FEMSA Cerveza’s brewing subsidiary was appointed as the exclusive importer, producer, distributor, marketer and seller of Coors Light beer in Mexico.

Retail Distribution

The main sales outlets for beer in Mexico are small, independently-owned “mom and pop” grocery stores, dedicated beer stores or “depósitos,” liquor stores and bars. Supermarkets account for only a small percentage of beer sales in Mexico. In addition, as of December 31, 2009, FEMSA Comercio operates a chain of 7,334 convenience stores under the trade name OXXO that exclusively sell FEMSA Cerveza’s brands.

The Mexican retail market is fragmented and characterized by a preponderance of small outlets that are unable and unwilling to maintain meaningful inventory levels, and therefore FEMSA Cerveza must make frequent product deliveries to its retailers. Through the pre-sale process, FEMSA Cerveza improves its distribution practices, enhances efficiency by separating the selling and distribution processes and consequently improves the effectiveness of routes. During 2008, FEMSA Cerveza implemented a new method of serving its customers by addressing customer needs through alternative pre-sale processes, through which FEMSA Cerveza has sought to increase its efficiency while at the same time improve the capabilities of its sales force to better implement sales strategies at the point of sale and better serve different customer types. As of the December 31, 2009, approximately 21% of the customers were served through alternative pre-sale processes including electronic ordering and telephone sales in a call center. See “—Marketing Strategy.”

As of December 31, 2009, FEMSA Cerveza serves approximately 330,000 retailers in Mexico and its distribution network operates approximately 2,067 retail distribution routes, which represents a decrease of 240 routes, principally due to an increase in the number of retailer visits per route during 2009.

Enterprise Resource Planning

FEMSA Cerveza operates an Enterprise Resource Planning system, or ERP, that provides an information and control platform to support commercial activities nationwide in Mexico and correlates them with the administrative and business development decision-making processes occurring in FEMSA Cerveza’s central office. The Mexican beer sales volume of all FEMSA Cerveza’s company-owned distribution centers, including our main third-party distributors, operates through ERP.

Marketing Strategy

FEMSA Cerveza focuses on the consumer by segmenting markets and positions its brands accordingly, striving to develop brand and packaging portfolios that provide the best alternatives for every consumption occasion at the appropriate price. By segmenting markets, we refer to the technique whereby we design and execute relevant and distinctive positioning and communication strategies that allowed us to satisfy different consumer needs. Continuous market research provides feedback that is used to develop and adapt our product offerings to best satisfy consumers’ needs. We increasingly focus on micro-segmentation, where we use our market research and our information technology systems to target smaller market segments, including in some cases the individual point-of-sale.

FEMSA Cerveza also focuses on the retailer by designing and implementing trade marketing programs at the point-of-sale, such as promotional programs providing merchandising materials and, where appropriate, refrigeration equipment. A channel refers to a point-of-sale category, or sub-category, such as a supermarket, beer depot or restaurants. Furthermore, we always attempt to develop new channels in order to capture incremental consumption opportunities for FEMSA Cerveza’s brands.

In order to coordinate the brand and trade strategies, we developed and implemented integrated marketing programs, which aimed to improve brand value through effective application of all variables of the marketing mix. Our marketing program for a particular brand sought to emphasize in a consistent manner the distinctive attributes of that brand.

FEMSA Cerveza implements an initiative to efficiently enable corporate growth strategies. This effort, which relies on our extensive consumer and market research practices, seeks the development of new packaging and product alternatives that would allow us to capture new consumers and to strengthen the presence of our brands through brand line extensions. Innovation is a key priority at FEMSA Cerveza and is implemented throughout the value chain with the objective of allowing FEMSA Cerveza to continue to offer different options to consumers.

Plants and Facilities

As of December 31, 2009, FEMSA Cerveza operates six breweries in Mexico with an aggregate monthly production capacity of 3.18 million hectoliters, equivalent to approximately 38.180 million hectoliters of annual capacity. Each of FEMSA Cerveza’s Mexican breweries received ISO 9001 and 9002 certification and a Clean Industry Certification (Certificado de Industria Limpia) given by Mexican environmental authorities. A key consideration in the selection of a site for a brewery is its proximity to potential markets, as the cost of transportation is a critical component of the overall cost of beer to the consumer. FEMSA Cerveza’s Mexican breweries are strategically located across the country, as shown in the table below, to better serve FEMSA Cerveza’s distribution system.

FEMSA Cerveza Mexico Facility Capacity Summary

Year Ended December 31, 2009

Brewery	Average Annualized Capacity
(in thousands of hectoliters)
Orizaba	10,200
Monterrey	8,900
Toluca	5,400
Navojoa	5,400
Tecate	4,680
Guadalajara	3,600

Total	38,180

Average capacity utilization	78.8%

Between 2005 and 2009, FEMSA Cerveza increased its average monthly production capacity by approximately 374,000 hectoliters through additional investments in existing facilities.

FEMSA Cerveza operates seven effluent water treatment systems in Mexico to treat the water used by the breweries, all of which are wholly-owned by FEMSA Cerveza except for the effluent treatment system at the

Orizaba brewery, which is a joint venture among FEMSA Cerveza, several other local companies and the government of the state of Veracruz.

In November 2007, FEMSA Cerveza announced an investment of US$ 275 million for the construction of a new brewery in Meoqui, Chihuahua, in Northern Mexico and as of December 31, 2009 FEMSA Cerveza had invested Ps. 270 million (US$ 20 million) in the project.

Glass Bottles and Cans

During 2009, FEMSA Cerveza produced (1) beverage cans and can ends, (2) glass bottles and (3) crown caps for glass bottle presentations principally to meet the packaging needs of its Mexican operations. The packaging operations includes a silica sand mine, which provide materials necessary for the production of glass bottles. The following table provides a summary of the facilities for these operations:

FEMSA Cerveza Mexico Glass Bottle and Beverage Can Operations Product Summary

Year Ended December 31, 2009

Product	Location	Annual Production Capacity(1)	% Average Capacity Utilization
Beverage cans	Ensenada	1,700	80.5
	Toluca	3,000	95.7
		4,700	90.2
Can ends	Monterrey	5,100	82.6
Crown cap	Monterrey	18,000	89.2
Glass bottles	Orizaba	1,450	76.3
Bottle decoration	Nogales	330	40.6
Silica sand	Acayucan	720	74.8

(1)	Amounts are expressed in millions of units of each product, except for silica sand which is expressed in thousands of tons.

Two plants produce aluminum beverage can bodies at production facilities in Ensenada and Toluca, and another plant produces can ends at a production facility in Monterrey. During 2009, 68% of the beverage can volume produced by these plants was used by FEMSA Cerveza and the remaining amount was sold to third parties.

Glass bottles are produced at a glass production facility in Orizaba, Veracruz and bottles are decorated at a plant in Nogales, Veracruz. During 2009, 63% of the glass bottle volume produced by these plants was used by FEMSA Cerveza, 17% was sold to Coca-Cola FEMSA and 20% was sold to third parties.

Due to the downturn in the global economy in 2009, FEMSA Cerveza suspended the construction of the glass bottle facility in Meoqui, Chihuahua. As a result, 2009 results were impacted by an expense of Ps. 119 million.

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

Aluminum and steel are two of the most significant raw materials used in FEMSA Cerveza’s packaging operations to make aluminum cans, can ends and bottle caps. FEMSA Cerveza purchases aluminum and steel directly from international and local suppliers on a contractual basis. Companies such as Alcoa, Nittetsu-Shoji, Novelis, CSN, Rasselstein and AHMSA have been selected as suppliers. Prices of aluminum and steel are generally quoted in U.S. dollars, and FEMSA Cerveza’s cost is therefore affected by changes in exchange rates. For example, a depreciation of the Mexican peso against the U.S. dollar would increase the cost to FEMSA Cerveza of aluminum and steel, and would decrease FEMSA Cerveza’s margins as its sales are generally denominated in Mexican pesos. FEMSA Cerveza’s silica sand mine is able to satisfy all of the silica sand requirements of its glass bottle plant.

Barley is FEMSA Cerveza’s most significant raw material for the production of its beer products. International markets determine the prices and supply sources of agricultural raw materials, which are affected by the level of crop production, inventories, weather conditions, domestic and export demand, as well as government regulations affecting agriculture. The principal source of barley for the Mexican beer industry is the domestic harvest. If domestic production in Mexico is insufficient to meet the industry’s requirements, barley (or its equivalent in malt) can be obtained from international markets. Raw material prices have increased in recent years, in particular the price for barley due to the fact that during 2006 and 2007 the harvests of Europe and Australia (two of the largest producers) fell because of droughts and untimely rains. Additionally, the price of wheat, which is not an ingredient of FEMSA Cerveza’s beers, but competes for land with barley and other grains, increased significantly in 2007 and during most of 2008, adding pressure to the price of grains worldwide. In the second half of 2008, wheat prices declined due to higher harvests and lower demand. In 2009, crop prices and the worldwide economic situation improved the stock-to-use ratios for grains as compared to 2008.

Hops is the only raw material that is not available domestically in Mexico. FEMSA Cerveza imports hops from the United States and Europe.

As part of its normal operations, FEMSA Cerveza uses derivative financial instruments to hedge risk exposures associated with the price of some raw materials that are traded on international markets, such as aluminum, natural gas and wheat.

Brazil Operations

The Brazilian Beer Market

The Brazilian beer market was the third-largest beer market in the world in terms of industry sales volume in 2009 and is characterized by (1) concentrated domestic beer production, (2) favorable demographics in the beer drinking population, and (3) a fragmented retail channel.

Concentrated Brazilian beer production

The Brazilian beer market is comprised of one large producer holding substantial market share, three medium sized producers and some minor regional brewers. The large producer is Companhia de Bebidas das Americas, or AmBev, a publicly traded company based in São Paulo that is majority-owned by the Belgian brewer A-B Inbev which principal beer brands are Skol, Brahma and Antarctica. AmBev is also a large bottler of sparkling beverages, with brands such as Guaraná Antarctica and Pepsi Cola. The three medium sized producers are FEMSA Cerveza, Grupo Schincariol, whose main brand is Nova Schin, and Cervejaria Petropolis, whose main brands are Itaipava and Crystal. FEMSA Cerveza’s sales in the Brazilian market depend on its ability to compete in a complex competitive environment with a large producer with predominant market share and two strong regional local brewers. Historically, beer imports have not been a significant factor in the Brazilian beer market, but are increasing as the super premium beer segment develops.

Demographics of beer drinking population

We estimate that annual per capita beer consumption for the total Brazilian population reached approximately 57 liters in 2009. The legal drinking age is 18 in Brazil. We consider the population segment of men between the ages of 18 and 45 to be FEMSA Cerveza’s primary market. Approximately 31% of the Brazilian population is under the age of 18 and, therefore, is not considered to be part of the beer drinking population.

Product Overview

As of December 31, 2009, in Brazil FEMSA Cerveza produced and/or distributed 15 brands of beer in 11 different presentations resulting in a portfolio of 47 different product offerings. The most important brands in FEMSA Cerveza’s Brazilian portfolio include: Kaiser, Bavaria Clásica, Sol, Heineken and Xingu. These five brands, all of which are distributed nationwide in Brazil, accounted for approximately 96% of FEMSA Cerveza’s Brazil beer sales volume in 2009.

Beer Presentations

In its Brazilian breweries, FEMSA Cerveza produces and distributes beer in returnable glass bottles and kegs and in non-returnable aluminum cans and glass bottles. In the Brazilian beer market, the most popular presentation is the 600 ml returnable bottle because of the affordability of this presentation combined with its popularity in the on-premise segment. However, in the past years the sales volume mix slightly shifted towards non-returnable presentations, which can be attributed in part to improvements in the Brazilian economy and changes in consumer habits.

Primary Distribution

FEMSA Cerveza’s primary distribution in Brazil is from its production facilities to the warehouses of the various Coca-Cola franchise bottlers in Brazil. There are 19 Coca-Cola bottlers across Brazil, each responsible for a certain geographic territory including subsidiaries of Coca-Cola FEMSA.

Retail Sales and Distribution

FEMSA Cerveza relies on the 19 different bottlers of the Coca-Cola system across Brazil for the sale and secondary distribution of its beers. The bottlers leverage their infrastructure, sales force, expertise, distribution assets and refrigeration equipment at the point of sale to offer a broad portfolio of products to the retailer.

Plants and Facilities

As of December 31, 2009, FEMSA Cerveza operates eight breweries in Brazil with an aggregate monthly production capacity of 1.7 million hectoliters, equivalent to approximately 20 million hectoliters of annual capacity. All eight Brazilian breweries received ISO 9001, ISO 14.001 and OHASA 18.001 certifications. A key consideration in the selection of a site for a brewery is its proximity to potential markets, as the cost of transportation is a critical component of the overall cost of beer to the consumer. FEMSA Cerveza’s Brazilian breweries are strategically located across the country, as shown in the table below, to better serve FEMSA Cerveza’s distribution system.

FEMSA Cerveza Brazil Facility Allocation

as of December 31, 2009

FEMSA Cerveza Brazil Facility Capacity Summary

Year Ended December 31, 2009

Brewery	Average Annualized Capacity
(in thousands of hectoliters)
Jacareí	7,800
Ponta Grossa	3,100
Araraquara	2,800
Feira de Santana	2,000
Pacatuba	2,017
Gravataí	1,700
Cuiabá	400
Manaus	480

Total	20,297

Average capacity utilization	50.5%

Exports

FEMSA Cerveza’s principal export market is the United States and its export strategy focuses on that country. In particular, FEMSA Cerveza concentrates efforts on its core markets located in the sun-belt states bordering Mexico, while seeking to develop its brands in key imported beer markets located in the eastern United

States. FEMSA Cerveza believes that these two regions of the United States represent one of its greatest potential markets outside of Mexico.

Prior to January 1, 2005, Labatt USA was the importer of FEMSA Cerveza’s brands in the United States. On June 21, 2004, FEMSA Cerveza and two of its subsidiaries entered into distributor and sublicense agreements with Heineken USA. In accordance with these agreements, on January 1, 2005, Heineken USA became the exclusive importer, marketer and seller of FEMSA Cerveza’s brands in the United States. In April 2007, FEMSA Cerveza and Heineken USA entered into a new ten-year agreement pursuant to which Heineken USA will continue to be the exclusive importer, marketer and distributor of FEMSA Cerveza’s beer brands in the United States. This agreement went into effect on January 1, 2008. Heineken will continue to benefit from the existing relationship between OXXO and FEMSA Cerveza after the closing of the Heineken transaction.

Export beer sales volume of 3.570 million hectoliters in 2009 represent 8.8% of FEMSA Cerveza’s total beer sales volume. FEMSA Cerveza’s export beer revenues of Ps. 4,737 represent 10.2% of total revenues in 2009. The following table highlights FEMSA Cerveza’s export beer sales volumes and export beer sales:

FEMSA Cerveza Export Summary

	Year Ended December 31,
	2009	2008	2007	2006	2005
Export beer sales volume(1)	3,570	3,479	3,183	2,811	2,438
Volume growth(2)	2.6%	9.3%	13.2%	15.3%	8.8%
Percent of total beer sales volumes(3)	8.8%	8.5%	8.0%	7.4%	9.0%
Mexican pesos(4) (millions)	4,737	3,608	3,339	2,977	2,717
U.S. dollars(5) (millions)	350	327	299	256	227
Revenue growth (US$)(2)	7.0%	9.4%	16.5%	13.0%	45.8%
Percent of total revenues	10.2%	8.5%	8.4%	8.1%	10.2%

Source: FEMSA Cerveza.

(1)	Thousands of hectoliters.

(2)	Percentage change over prior year.

(3)	Information prior to 2006 does not include Kaiser sales volume.

(4)	Mexican pesos at December 31, 2009.

(5)	Export beer sales are invoiced and collected in U.S. dollars.

As of December 31, 2009, FEMSA Cerveza exports its products to 58 countries. The principal export market for FEMSA Cerveza is North America, which accounts for 89% of FEMSA Cerveza’s export beer sales volume in 2009.

FEMSA Cerveza’s principal export brands are Tecate, XX Lager, Dos Equis (Ambar) and Sol. These brands collectively account for 93% of FEMSA Cerveza’s export sales volume for the year ended December 31, 2009.

FEMSA Comercio

Overview and Background

FEMSA Comercio operates the largest chain of convenience stores in Mexico, measured in terms of number of stores as of December 31, 2009, under the trade name OXXO. As of December 31, 2009, FEMSA Comercio operated 7,334 OXXO stores, of which 7,329 are located throughout the country, with a particularly strong presence in the northern part of Mexico, and the remaining five stores are located in Bogotá, Colombia.

FEMSA Comercio, the largest single customer of FEMSA Cerveza and of the Coca-Cola system in Mexico, was established by FEMSA in 1978 when two OXXO stores were opened in Monterrey, one store in Mexico City and another store in Guadalajara. The motivating factor behind FEMSA’s entrance into the retail industry was to enhance beer sales through company-owned retail outlets as well as to gather information on customer preferences. In 2009, sales of beer through OXXO represented 13.4% of FEMSA Cerveza’s domestic beer sales volume as well as approximately 15.1% of FEMSA Comercio’s revenues. In 2009, a typical OXXO store carried 1,954 different store keeping units (SKUs) in 31 main product categories.

In recent years, FEMSA Comercio has gained importance as an effective distribution channel for our beverage products, as well as a rapidly growing point of contact with our consumers. Based on the belief that location plays a major role in the long-term success of a retail operation such as a convenience store, as well as a role in our continually improving ability to accelerate and streamline the new-store development process, FEMSA Comercio has focused on a strategy of rapid, profitable growth. FEMSA Comercio opened 716, 811 and 960 net new OXXO stores in 2007, 2008 and 2009, respectively. The accelerated expansion yielded total revenue growth of 13.6% to reach Ps. 53,549 million in 2009. Starting in 2008, FEMSA Comercio revenues reflect an accounting effect of the mix shift from physical prepaid wireless air-time cards to the sale of electronic air-time for which only the margin is recorded, not the full revenue amount of the electronic recharge. Therefore, store sales increased 1.3%, which is lower than the retail industry average of 2.9% for the same period. Excluding this effect, same store sales would have increased above the retail industry average. FEMSA Comercio performed approximately 2,032 million transactions in 2009 compared to 1,695 million in 2008.

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

FEMSA Comercio has made and will continue to make significant investments in information technology to improve its ability to capture customer information from its existing stores and to improve its overall operating performance. All products carried through OXXO stores are bar-coded, and all OXXO stores are equipped with point-of-sale systems that are integrated into a company-wide computer network. To implement revenue management strategies, FEMSA Comercio created a division in charge of product category management for products, such as beverages, fast food and perishables, to enhance and better utilize its consumer information base and market intelligence capabilities. FEMSA Comercio has implemented an ERP system, which will allow FEMSA Comercio to continue redesigning its key operating processes and enhance the usefulness of its market information going forward. In addition, FEMSA Comercio has expanded its operations by opening five new stores in Bogotá, Colombia in 2009.

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

Store Locations

With 7,329 OXXO stores in Mexico and five stores in Colombia as of December 31, 2009, FEMSA Comercio operates the largest convenience store chain in Latin America measured by number of stores. OXXO stores are concentrated in the northern part of Mexico, but also have a growing presence in central Mexico and the Gulf coast.

FEMSA Comercio

Regional Allocation of OXXO Stores in Mexico and Latin America (*)

as of December 31, 2009

FEMSA Comercio has aggressively expanded its number of stores over the past several years. The average investment required to open a new store varies, depending on location and format and whether the store is opened in an existing retail location or requires construction of a new store. FEMSA Comercio is generally able to use supplier credit to fund the initial inventory of new stores.

Growth in Total OXXO Stores

	Year Ended December 31,
	2009	2008	2007	2006	2005
Total OXXO stores	7,334	6,374	5,563	4,847	4,141
Store growth (% change over previous year)	15.1%	14.6%	14.8%	17.0%	19.5%

FEMSA Comercio currently expects to continue the growth trend established over the past several years by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets. Management believes that the southeast part of Mexico is particularly underserved by the convenience store industry.

The identification of locations and pre-opening planning in order to optimize the results of new stores are important elements in FEMSA Comercio’s growth plan. FEMSA Comercio continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores unable to maintain benchmark standards are generally closed. Between December 31, 2005 and 2009, the total number of OXXO stores increased by 3,193 which resulted from the opening of 3,283 new stores and the closing of 90 existing stores.

Competition

OXXO competes in the convenience store segment of the retail market with 7-Eleven, Super Extra, Super City, Circle-K and AM/PM, as well as other local convenience stores. The format of these stores is similar to the format of the OXXO stores. OXXO competes both for consumers and for new locations for stores and the managers to operate those stores. Based on an internal market survey conducted by FEMSA Comercio, management believes that, as of December 31, 2009, there were approximately 11,688 stores in Mexico that could be considered part of the convenience store segment of the retail market. OXXO is the largest chain in Mexico, operating almost two-thirds of these stores. Furthermore, FEMSA Comercio operates in the 32 Mexican states and has much broader geographical coverage than any of its competitors in Mexico.

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

Store Characteristics

The average size of an OXXO store is approximately 108 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 186 square meters and, when parking areas are included, the average store size increases to approximately 441 square meters.

FEMSA Comercio—Operating Indicators

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(percentage increase compared to previous year)
Total FEMSA Comercio revenues	13.6%	12.0%	14.3%	18.7%	21.8%
OXXO same-store sales(1)	1.3%	0.4%	3.3%	8.2%	8.7%

	(percentage of total)
Beer-related data:
Beer sales as % of total store sales	15.1%	14.6%	13.4%	13.5%	13.0%
OXXO store sales as a % of FEMSA Cerveza’s volume	13.4%	12.3%	11.0%	9.9%	8.6%

(1)	Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for at least 13 months with the sales of those same stores during the previous year.

Beer, cellular telephone air-time, soft drinks and cigarettes represent the main product categories for OXXO stores. FEMSA Comercio has a distribution agreement with FEMSA Cerveza. As a result of this agreement, OXXO stores only carry beer brands produced and distributed by FEMSA Cerveza. As part of the Heineken transaction, OXXO stores will continue to benefit from the existing relationship under which FEMSA Cerveza (now part of Heineken) will continue to be the exclusive supplier of beer to OXXO until June 2020. Prior to 2001, OXXO stores had informal agreements with Coca-Cola bottlers, including Coca-Cola FEMSA’s territories in central Mexico, to sell only their products. Since 2001, a limited number of OXXO stores began selling Pepsi products in certain cities in northern Mexico, as part of a defensive competitive strategy.

Approximately 71% of OXXO stores are operated by independent managers responsible for all aspects of store operations. The managers are commission agents and are not employees of FEMSA Comercio. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store. FEMSA Comercio continually invests in on-site operating personnel, with the objective of promoting loyalty, customer-service and low personnel turnover in the stores.

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

Management believes that the OXXO chain’s scale of operations provides FEMSA Comercio with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. Given the fragmented nature of the retail industry in Mexico in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks, cigarettes and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 51% of the products carried by the OXXO chain are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by FEMSA Comercio’s distribution system, which includes ten regional warehouses located in Monterrey, Mexico City, Guadalajara, Mexicali, Mérida, León, Obregón, Puebla, Chihuahua and Reynosa. The distribution centers operate a fleet of approximately 354 trucks that make deliveries to each store approximately once a week.

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

Other Business

Our other business consists of the following smaller operations that support our core operations:

•

Our commercial refrigerators, labels and flexible packaging subsidiaries. The refrigeration business produces vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 257,280 units at December 31, 2009. In 2009, this business sold 227,085 refrigeration units, 45% of which were sold to Coca-Cola FEMSA, 9% of which were sold to FEMSA Cerveza and the remainder of which were sold to third parties. The labeling and flexible packaging business has its facility in Monterrey with an annual production capacity of 335,081 thousands meters of flexible packaging. In 2009, this business sold 41% of its label sales volume to FEMSA Cerveza, 20% to Coca-Cola FEMSA and 39% to third parties. Management believes that growth at these businesses will continue to reflect the marketing strategy of Coca-Cola FEMSA.

•

Our logistics services subsidiary provides logistics services to Coca-Cola FEMSA, FEMSA Empaques, the packaging operations of FEMSA Cerveza, FEMSA Comercio and third-party clients that either supply or participate directly in the Mexican beverage industry or in other industries. This business provides integrated logistics support for its clients’ supply chain, including the management of carriers and other supply chain services.

•	One of our subsidiaries is the owner of the Mundet brands of soft drinks and certain concentrate production equipment, which are licensed to and produced and distributed by Coca-Cola FEMSA.

•

Our corporate services subsidiary employs all of our corporate staff, including the personnel managing the areas of finance, corporate accounting, taxation, legal, financial and strategic planning, human resources and internal audit. Through this subsidiary, we direct, control, supervise and review the operations of our sub-holding companies. As of December 31, 2009, FEMSA Cerveza, FEMSA Comercio and our packaging subsidiaries pay management fees for the services provided to them. In addition, Coca-Cola FEMSA has entered into a services agreement pursuant to which it pays for specific services. As part of the Heineken transaction, the corporate services subsidiary will continue to provide some services to Cervecería Cuauhtémoc Moctezuma (now part of Heineken), for which the entity will continue to pay.

Description of Property, Plant and Equipment

As of December 31, 2009, we owned all of our manufacturing facilities and substantially all of our warehouses and distribution centers. Our properties primarily consisted of production and distribution facilities for our beer and soft drink operations and office space. In addition, FEMSA Comercio owns approximately 12.0% of the OXXO store locations, while the other stores are located in properties that are rented under long-term lease arrangements with third parties.

The table below sets forth the location, principal use and production area of our production facilities, and the sub-holding company that owns such facilities.

Production Facilities of FEMSA

As of December 31, 2009

Sub-holding Company	Location	Principal Use	Production Area
			(in thousands of sq. meters)
Coca-Cola FEMSA
Mexico	San Cristóbal de las Casas, Chiapas	Soft Drink Bottling Plant	45
	Cuautitlán, Estado de México	Soft Drink Bottling Plant	35
	Los Reyes la Paz, Estado de México	Soft Drink Bottling Plant	50
	Toluca, Estado de México	Soft Drink Bottling Plant	242
	Celaya, Guanajuato	Soft Drink Bottling Plant	87
	León, Guanajuato	Soft Drink Bottling Plant	38
	Morelia, Michoacan	Soft Drink Bottling Plant	50
	Ixtacomitán, Tabasco	Soft Drink Bottling Plant	117
	Apizaco, Tlaxcala	Soft Drink Bottling Plant	80
	Coatepec, Veracruz	Soft Drink Bottling Plant	142

Guatemala	Guatemala City	Soft Drink Bottling Plant	47

Nicaragua	Managua	Soft Drink Bottling Plant	54

Costa Rica	Calle Blancos, San José	Soft Drink Bottling Plant	52
	Coronado, San José	Soft Drink Bottling Plant	14

Panama	Panama City	Soft Drink Bottling Plant	29

Colombia	Barranquilla	Soft Drink Bottling Plant	37
	Bogotá	Soft Drink Bottling Plant	105
	Bucaramanga	Soft Drink Bottling Plant	26
	Cali	Soft Drink Bottling Plant	76
	Manantial	Soft Drink Bottling Plant	67
	Medellín	Soft Drink Bottling Plant	47

Venezuela	Antimano	Soft Drink Bottling Plant	15
	Barcelona	Soft Drink Bottling Plant	141
	Maracaibo	Soft Drink Bottling Plant	68
	Valencia	Soft Drink Bottling Plant	100

Brazil	Campo Grande	Soft Drink Bottling Plant	36
	Jundiaí	Soft Drink Bottling Plant	191
	Mogi das Cruzes	Soft Drink Bottling Plant	119
	Belo Horizonte	Soft Drink Bottling Plant	73

Argentina	Alcorta	Soft Drink Bottling Plant	73
	Monte Grande, Buenos Aires	Soft Drink Bottling Plant	32

Sub-holding Company	Location	Principal Use	Production Area
			(in thousands of sq. meters)
FEMSA Cerveza
	Tecate, Baja California	Brewery	586
	Toluca, Estado de México	Brewery	375
	Guadalajara, Jalisco	Brewery	117
	Monterrey, Nuevo León	Brewery	445
	Navojoa, Sonora	Brewery	548
	Orizaba, Veracruz	Brewery	281
	Pachuca, Hidalgo	Malt Plant	31
	San Marcos, Puebla	Malt Plant	110
	Ensenada, Baja California	Beverage Cans	33
	Toluca, Estado de México	Beverage Cans	34
	Monterrey, Nuevo León	Crown Caps and Can Lids	51
	Acayucan, Veracruz	Silica Sand Mine	9
	Nogales, Veracruz	Bottle Decoration	26
	Orizaba, Veracruz	Glass Bottles	29

Brazil
	Jacareí	Brewery	72
	Ponta Grossa	Brewery	44
	Araraquara	Brewery	38
	Feira de Santana	Brewery	26
	Pacatuba	Brewery	38
	Gravataí	Brewery	23
	Cuiabá	Brewery	20
	Manaus	Brewery	11

Insurance

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including explosion, fire, vandalism, riot and losses incurred in connection with goods in transit. In addition, we maintain an “all risk” liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. The policies for “all risk” property insurance and “all risk” liability insurance are issued by ACE Seguros, S.A., and the coverage is partially reinsured in the international reinsurance market. We believe that our coverage is consistent with the coverage maintained by similar companies operating in Mexico.

Capital Expenditures and Divestitures

Our consolidated capital expenditures for the years ended December 31, 2009, 2008, and 2007 were Ps. 13,178 million, Ps. 14,234 million and Ps. 11,257 million respectively, and were for the most part financed from cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2009		2008		2007
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	6,282	Ps.	4,802	Ps.	3,682
FEMSA Cerveza		4,111		6,418		5,373
FEMSA Comercio		2,668		2,720		2,112
Other		117		294		90

Total	Ps.	13,178	Ps.	14,234	Ps.	11,257

Coca-Cola FEMSA

During 2009, Coca-Cola FEMSA’s capital expenditures focused on increasing plant operating capacity, improving the efficiency of distribution infrastructure, placing coolers with retailers, returnable bottles and cases and information technology. Capital expenditures in Mexico were approximately Ps. 2,710 million and accounted for approximately 43% of Coca-Cola FEMSA’s capital expenditures.

FEMSA Cerveza

Production

During 2009, FEMSA Cerveza invested approximately Ps. 653 million on equipment substitution and upgrades in its facilities. FEMSA Cerveza’s monthly installed capacity as of December 31, 2009 was 4.86 million hectoliters, equivalent to an annualized installed capacity of 58.3 million hectoliters. In addition, FEMSA Cerveza invested Ps. 295 million in plant improvements and equipment upgrades for its beverage can and glass bottle operations.

Distribution

In 2009, FEMSA Cerveza invested Ps. 387 million in its distribution network. Approximately Ps. 276 million of this amount was invested in the replacement of trucks in its distribution fleet, Ps. 70 million in land, buildings and improvements to leased properties dedicated to various distribution functions, and the remaining Ps. 41 million in other distribution-related investments.

Market-related Investments

During 2009, FEMSA Cerveza invested Ps. 2,154 million in market-related activities and brand support in the domestic market. Approximately 53% of these investments were directed to customer agreements with retailers and commercial support to owned and third-party distributors. Investments in retail agreements that exceed a one-year term are capitalized and amortized over the life of the agreement. In general, FEMSA Cerveza’s retail agreements were for a period of four to five years. Other market-related investments include the purchase of refrigeration equipment, coolers and billboards. These items were placed with retailers as a mean of facilitating the retailers’ ability to service consumers and to promote the image and profile of FEMSA Cerveza’s brands.

Information Technology Investments and Others

In addition, during 2009, FEMSA Cerveza invested Ps. 622 million in system software projects.

FEMSA Comercio

FEMSA Comercio’s principal investment activity is the construction and opening of new stores. During 2009, FEMSA Comercio opened 960 net new OXXO stores. FEMSA Comercio invested Ps. 2,668 million in 2009 in the addition of new stores, warehouses and improvements to leased properties.

Regulatory Matters

Competition Legislation

The Ley Federal de Competencia Económica (Federal Economic Competition Law or Mexican Competition Law) became effective on June 22, 1993. The Mexican Competition Law and the Reglamento de la Ley Federal de Competencia Económica (Regulations under the Mexican Competition Law), effective as of October 13, 2007, regulate monopolies and monopolistic practices and require Mexican government approval of certain mergers and acquisitions. The Mexican Competition Law subjects the activities of certain Mexican companies, including us, to regulatory scrutiny. In addition, the Regulations under the Mexican Competition Law prohibit members of any trade association from reaching any agreement relating to the price of their products. Management believes that we are currently in compliance in all material respects with Mexican competition legislation.

In Mexico and in some of the other countries in which we operate, we are involved in different ongoing competition related proceedings. We believe that the outcome of these proceedings will not have a material adverse effect on our financial position or results of operations. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA—Antitrust Matters.”

Taxation of Sparkling Beverages

All the countries in which Coca-Cola FEMSA operates, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 16% in Mexico beginning in January 2010 (15% through the end of 2009), 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 16% in Colombia (applied only to the first sale in supply chain), 12% in Venezuela (beginning in April 2009), 17% (Mato Grosso do Sul) and 18% (São Paulo and Minas Gerais) in Brazil, and 21% in Argentina. In addition, several of the countries in which Coca-Cola FEMSA operates impose the following excise or other taxes:

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.28 as of December 31, 2009) per liter of sparkling beverage.

•

Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, a 5% excise tax on local brands, a 10% tax on foreign brands and a 14% tax on mixers, and another specific tax on non-alcoholic beverages of 14.39 colones (Ps. 0.33 as of December 31, 2009) for every 250 ml.

•	Nicaragua imposes a 9% tax on consumption, and municipalities impose a 1% tax on Coca-Cola FEMSA’s Nicaraguan gross income.

•	Panama imposes a 5% tax based on the cost of goods produced.

•

Brazil imposes an average production tax of 4.9% and an average sales tax of 7.8%, both assessed by the federal government. Most of these taxes are fixed, based on average retail prices in each state where the company operates (VAT) or fixed by the federal government (excise and sales tax).

•

Argentina imposes an excise tax on sparkling beverages containing less than 5% lemon juice or less than 10% fruit juice of 8.7%, and an excise tax on flavored sparkling beverage with 10% or more fruit juice and on sparkling water of 4.2%, although this excise tax is not applicable to certain of Coca-Cola FEMSA’s products.

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

In addition, we are subject to the Ley de Aguas Nacionales (the National Water Law), enforced by the Comisión Nacional del Agua (the Mexican National Water Commission), or CONAGUA. Adopted in December 1992, the law provides that plants in Mexico that use deep water wells to supply their water requirements must pay a fee to the city for the discharge of residual waste water to drainage. Pursuant to this law, certain local authorities test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by CONAGUA. All of Coca-Cola FEMSA’s bottler plants located in Mexico City, as well as the Toluca plant, met these standards as of 2001.

Coca-Cola FEMSA’s Mexican operations established a partnership with The Coca-Cola Company and ALPLA, a supplier of plastic bottles to Coca-Cola FEMSA in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. This facility started operations in 2005 and has a recycling capacity of 25,000 metric tons per year from which 15,000 metric tons can be re-used in PET bottles for food packaging purposes. Coca-Cola FEMSA has also continued contributing funds to a nationwide recycling company, Ecología y Compromiso Empresarial (Environmentally Committed Companies). In addition, Coca-Cola FEMSA’s plants located in Toluca, Reyes, Cuautitlán, Apizaco, San Cristobal, Morelia, Ixtacomitan and Coatepec have received a Certificado de Industria Limpia (Certificate of Clean Industry).

As part of our environmental protection and sustainability strategies, some of our subsidiaries have entered into a wind power supply agreement with Energía Alterna Istmeña S. de R.L. de C.V. to receive electrical energy supply at Coca-Cola FEMSA and FEMSA Cerveza’s plants, as well as at many OXXO stores. The wind farm will be entirely financed by the supplier, it will be located in the state of Oaxaca and it is expected to have an output of 220 megawatts. We anticipate that the wind power supply will begin in 2011.

Also, as part of Coca-Cola FEMSA’s environmental protection and sustainability strategies, in December 2009, some of its affiliates, jointly with other third parties, entered into a generation and wind energy supply agreement with a subsidiary of GAMESA Energía, S.A. to supply energy to a plant in Toluca, Mexico, owned by Coca-Cola FEMSA’s subsidiary, Propimex, S.A. de C.V. The plant, which is located in La Ventosa, Oaxaca, is expected to generate approximately 100 thousand megawatt hours annually. The energy supply services began in April 2010.

Central America

Coca-Cola FEMSA’s Central American operations are subject to several federal and state laws and regulations relating to the protection of the environment, which have been enacted in the last ten years, as awareness has increased in this region about the protection of the environment and the disposal of dangerous and toxic materials as well as water usage. In some countries in Central America, Coca-Cola FEMSA is in the process of bringing its operations into compliance with new environmental laws on the timeline established by the relevant regulatory authorities. Coca-Cola FEMSA’s Costa Rica and Panama operations have participated in a joint effort along with the local division of The Coca-Cola Company called Misión Planeta (Mission Planet) for the collection and recycling of non-returnable plastic bottles.

Colombia

Coca-Cola FEMSA’s Colombian operations are subject to several Colombian federal, state and municipal laws and regulations related to the protection of the environment and the disposal of treated water and toxic and dangerous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. Coca-Cola FEMSA is also engaged in nationwide campaigns for the collection and recycling of glass and plastic bottles as well as reforestation programs. Coca-Cola FEMSA has received a “Certificación Ambiental Fase IV” (Phase IV Environmental Certificate) for each of its Columbian plants.

Venezuela

Coca-Cola FEMSA’s Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Ley Orgánica del Ambiente (Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (Substance, Material and Dangerous Waste Law), the Ley Penal del Ambiente (Criminal Environment Law) and the Ley de Aguas (Water Law). Since the enactment of the Organic Environmental Law in 1995, Coca-Cola FEMSA’s Venezuelan subsidiary has presented the proper authorities with plans to bring their production facilities and distribution centers into compliance with the law, which mainly consist of building or expanding the capacity of water treatment plants in Coca-Cola FEMSA’s bottling facilities. Even though Coca-Cola FEMSA has had to adjust some of the originally proposed timelines due to construction delays, in 2009, Coca-Cola FEMSA completed the construction and received all the required permits to operate a new water treatment plant in its bottling facility located in the city of Barcelona. At the end of 2009, Coca-Cola FEMSA also agreed with the relevant authorities to construct a water treatment plant in its Valencia plant within the next 18 months. Coca-Cola FEMSA expects to complete the water treatment plant projects in the rest of its bottling facilities during the first half of 2011. Coca-Cola FEMSA is also in process of obtaining the ISO 14000 certification for all of its plants in Venezuela.

Brazil

FEMSA Cerveza and Coca-Cola FEMSA’s Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of toxic and dangerous gases, disposal of solid waste and disposal of wastewater, which impose penalties, such as fines, facility closures or criminal charges depending upon the level of non-compliance.

Coca-Cola FEMSA’s production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant has been certified for the (i) ISO 9001 since March 1995; (ii) ISO 14001 since March 1997; (iii) norm OHSAS 18001 since 2005; and iv) ISO 22000 since 2007. FEMSA Cerveza’s other plants and Coca-Cola FEMSA’s Brazilian operations are also ISO 9001, ISO 14001 and OHSAS 18001 certified.

In Brazil it is necessary to obtain concessions from the government to cast drainage. Coca-Cola FEMSA’s plants in Brazil have been granted this concession, except Mogi das Cruzes, where it has timely begun the process of obtaining one. Coca-Cola FEMSA is in the process of expanding the capacity of its water treatment plant in its Jundiaí facility, which is expected to be completed in 2010.

In Brazil, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, came into effect in May 2008. This regulation requires Coca-Cola FEMSA to collect for recycling a specified annual percentage of plastic bottles made from PET sold in the municipality; such percentage increases each year. As of May 2009, it was required to collect for recycling 50% of the PET bottles sold in the City of São Paulo and by May 2010, it is required to collect 75% of PET bottles for recycling and 90% in May 2011. Currently, Coca-Cola FEMSA is not able to collect the entire volume required of the PET bottles it sold in City of São Paulo for recycling.

If Coca-Cola FEMSA does not meet the requirements of this regulation, which are more onerous than those imposed by the countries with the highest recycling standards, it could be fined and be subject to other sanctions, such as the suspension of operations in any of its plants and/or distribution centers located in the City of São Paulo. In May 2008, Coca-Cola FEMSA, together with other bottlers in São Paulo, through the Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas (Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR), filed a motion requesting a court to overturn this regulation on the basis of impossibility of compliance. Through ABIR, Coca-Cola FEMSA is negotiating the reduction of recycling percentages and more reasonable timelines for compliance. In addition, in November 2009 in response to a requirement of the municipal authority request for Coca-Cola FEMSA to demonstrate the destination of the PET bottles sold in São Paulo, it filed a motion showing all of its recycling programs and requesting a more practical timeline to comply with the requirements of the law. Coca-Cola FEMSA is currently awaiting resolution of both of these matters.

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

Coca-Cola FEMSA has expended, and may be required to expend in the future, funds for compliance with and remediation under local environmental laws and regulations. Currently, we do not believe that such costs will have a material adverse effect on Coca-Cola FEMSA’s results of operations, or financial condition. However, since environmental laws and regulations and their enforcement are becoming increasingly more stringent in Coca-Cola FEMSA’s territories, and there is increased awareness by local authorities of higher environmental standards in the countries where it operates, changes in current regulations may result in an increase in costs, which may have an adverse effect on Coca-Cola FEMSA’s future results of operations or financial condition. Coca-Cola FEMSA’s management is not aware of any significant pending regulatory changes that would require a significant amount of additional remedial capital expenditures.

Other regulations

In December 2009, the Venezuelan government issued a decree requiring a reduction in energy consumption by at least 20% for industrial companies whose consumption is greater than two megawatts per hour and to submit an energy-usage reduction plan. Some of Coca-Cola FEMSA’s bottling operations in Venezuela outside of Caracas met this threshold and it submitted a plan, which included the purchase of generators for its plants. In January 2010, the Venezuelan government subsequently implemented power cuts and other measures for all industries in Caracas whose consumption was above 35 kilowatts per hour. All of Coca-Cola FEMSA’s bottling and distribution centers as well as administrative offices in Caracas met this threshold.

In January 2010, the Venezuelan government amended the Ley para la Defensa y Acceso a las Personas a los Bienes y Servicios (Access to Goods and Services Defense Law). Any violation by a company that produces, distributes and sells goods and services could lead to, among other consequences, fines, penalties or the confiscation of the assets used to produce, distribute and sell these goods without compensation. Although we believe Coca-Cola FEMSA is in compliance with this law, consumer protection laws in Venezuela are subject to continuing review and changes, and any such changes could lead to an adverse impact on Coca-Cola FEMSA.

Water Supply Law

Coca-Cola FEMSA and FEMSA Cerveza purchase water in Mexico directly from municipal water companies and pump water from wells and rivers pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the Ley de Aguas Nacionales de 1992 (1992 Water Law), and regulations issued thereunder, which created the Comisión Nacional del Agua (National Water Commission). The National Water Commission is charged with overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run for five, ten, or fifteen-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms to be extended upon termination. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water is not used by the concessionaire for two consecutive years. However, because the current concessions for each of Coca-Cola FEMSA and FEMSA Cerveza’s plants in Mexico do not match each plant’s projected needs for water in future years, we successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. These concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations in a timely manner.

Although we have not undertaken independent studies to confirm the sufficiency of the existing or future groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico.

In Argentina, a state water company provides water to Coca-Cola FEMSA’s Alcorta plant on a limited basis; however, we believe the authorized amount meets Coca-Cola FEMSA’s requirements for this plant. Water is pumped from Coca-Cola FEMSA’s own wells in its Monte Grande plant in Argentina, without the need for any specific permit or license.

In Brazil, we buy water directly from municipal utility companies and pump water from our own wells or rivers (Mogi das Cruzes and FEMSA Cerveza’s plants) pursuant to concessions granted by the Brazilian government for each plant. According to the Brazilian Constitution, water is considered an asset of common use and may only be exploited for the national interest, by Brazilians or companies incorporated under Brazilian law. Dealers and users have the responsibility for any damage to the environment. The exploitation and use of water is regulated by the Código de Mineração (Code of Mining, Decree Law nº. 227/67), by the Código de Águas Minerais (Mineral Water Code, Decree Law nº. 7841/45), the National Water Resources Policy (Law nº. 9433/97) and by regulations issued thereunder. Companies that exploit water are supervised by the Departamento Nacional de Produção Mineira—DNPM (National Department of Mineral Production) and the National Water Agency in connection with sanitary, federal health agencies, as well as state and municipal authorities. In Coca-Cola FEMSA’s Jundaí and Belo Horizonte plants, we do not exploit mineral water. In the Mogi das Cruzes and Campo Grande plants, we have all the necessary permits related to the exploitation of mineral water.

In Colombia, in addition to natural spring water, Coca-Cola FEMSA acquires water directly from its own wells and from local public companies. Coca-Cola FEMSA is required to have a specific concession to exploit water from natural sources. Water use is regulated by law no. 9 of 1979 and decrees no. 1594 of 1984 and no. 2811 of 1974. The National Institute of National Resources supervises companies that exploit water.

In Nicaragua and Costa Rica, Coca-Cola FEMSA owns and exploits its own water wells granted through governmental concessions. In Guatemala, no license or permits are required to exploit water from the private wells in Coca-Cola FEMSA’s own plants. In Panama, Coca-Cola FEMSA acquires water from a state water company. In Venezuela, Coca-Cola FEMSA uses private wells in addition to water provided by the municipalities, and Coca-Cola FEMSA has taken the appropriate actions, including actions to comply with water regulations, to have water supply available from these sources.

We cannot assure you that water will be available in sufficient quantities to meet our future production needs, that we will be able to maintain our current concessions or that additional regulations relating to water use will not be adopted in the future in our territories. We believe that we are in material compliance with the terms of our existing water concessions and that we are in compliance with all relevant water regulations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements and the notes to those financial statements. Our audited consolidated financial statements were prepared in accordance with Mexican Financial Reporting Standards, which differ in certain significant respects from U.S. GAAP. Notes 26 and 27 to our audited consolidated financial statements provide a description of the principal differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us, as well as U.S. GAAP consolidated balance sheets, statements of income and comprehensive income, and cash flows for the same periods presented for Mexican Financial Reporting Standards purposes and for the consolidated statement of changes in stockholders’ equity for the years ended December 31, 2008 and 2009, and reconciliation to U.S. GAAP of net income and stockholders’ equity. See “—U.S. GAAP Reconciliation.”

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

•

At FEMSA Cerveza, total beer sales volumes decreased in Mexico and Brazil and increased in the export market. The high price of raw materials, particularly aluminum and barley, represented in 2009 an uncertainty in our cost structure. Heineken USA has been distributing FEMSA Cerveza’s beer brands in the United States since January 1, 2005 with very encouraging results, and we have signed an agreement that extends this commercial relationship until December 2017.

•

FEMSA Comercio accelerated its rate of OXXO store openings and continues to grow in terms of total revenues and as a percentage of our consolidated total revenues. FEMSA Comercio has lower operating margins than our beverage businesses. We expect to continue to expand the OXXO chain during 2010.

Our results of operations and financial position are affected by the economic and market conditions in the countries where our subsidiaries conduct their operations, particularly in Mexico. Changes in these conditions are influenced by a number of factors, including those discussed in “Item 3. Key Information—Risk Factors.”

Recent Developments

On February 27, 2009, Coca-Cola FEMSA announced that it had successfully closed the transaction with Bavaria, a subsidiary of SABMiller, to jointly acquire with The Coca-Cola Company, the Brisa bottled water business (including the Brisa brand and production assets). As of June 1, 2009, Coca-Cola FEMSA sells and distributes the Brisa portfolio in Colombia. This transaction facilitates Coca-Cola FEMSA’s continued increasing presence in the water business and complements Coca-Cola FEMSA’s brand portfolio. The purchase price of US$ 92 million was shared equally by Coca-Cola FEMSA and The Coca-Cola Company.

In July 2009, Coca-Cola FEMSA paid down the maturities related to the Yankee Bond inherited with the acquisition of Panamco for an amount of US$ 265 million and the Certificado Bursátil for an amount of Ps. 500 million, both with cash generated from our operations.

On January 11, 2010, FEMSA announced that its Board of Directors unanimously approved a definitive agreement under which FEMSA would exchange its FEMSA Cerveza business for a 20% economic interest in Heineken, one of the world’s leading brewers. Under the terms of the agreement, FEMSA would receive 43,018,320 shares of Heineken Holding N.V. and 72,182,201 shares of Heineken N.V., of which 29,172,502 will be delivered pursuant to an allotted share delivery instrument. It is expected that the allotted shares will be acquired by Heineken in the secondary market for delivery to FEMSA over a term not to exceed five years. Nonetheless, during the period for the delivery of the allotted shares, FEMSA will be subject to all the economic benefits, as well as the risk and obligations, of the Heineken Group as if such shares had been delivered at the closing of the transaction on April 30, 2010. Heineken would also assume US$ 2.1 billion of indebtedness, including FEMSA Cerveza’s unfunded pension obligations. The principal terms of the Heineken transaction documents are summarized below in “Item 10. Additional Information—Material Contracts.”

In January 2010, Coca-Cola FEMSA informed that Venezuelan Government authorities announced a devaluation of its currency, the Bolivar, and the establishment of a multiple exchange rate system: (1) 2.60 Bolivar to US$ 1.00 for high priority categories, (2) 4.30 Bolivar to US$ 1.00 for non-priority categories, and (3) the recognition of the existence of other exchange rates which the government shall determine. We expect this event will have an effect on our financial results, increasing our operating costs, as a result of the exchange rate movement applied to our U.S. dollar-denominated raw material cost, and reducing our Venezuelan operation results when translated into our reporting currency, the Mexican peso. According to accounting practices, the exchange rate that will be used to translate our financial statements as of January 2010, will be 4.30 Bolivar per U.S. dollar. As of December 31, 2009, the financial statements were translated to Mexican pesos using the exchange rate of 2.15 bolivars per U.S. dollar. As a result of this devaluation, the balance sheet of the Venezuelan subsidiary of Coca-Cola FEMSA reflected a reduction in shareholders’ equity of Ps. 3,700 million which will be accounted for at the time of the devaluation in January 2010. The devaluation of the bolivars did not result in significant exchange losses in January 2010 as a result of remeasuring U.S. dollar denominated monetary items on hand as of December 31, 2009.

On February 5, 2010, Coca-Cola FEMSA successfully issued an aggregate principal amount of US$ 500 million of senior notes due 2020, at a yield of 4.689% (U.S. Treasury + 105 basis points) with a coupon of 4.625%.

On February 25, 2010, and on April 16, 2010, Coca-Cola FEMSA repaid its Mexican peso-denominated bonds, Certificado Bursátil KOF 09 and Certificado Bursátil KOF03-03, at maturity in an aggregate principal amount of Ps. 2,000 million and Ps. 1,000 million, respectively.

On March 10, 2010, FEMSA announced that subsidiaries of FEMSA have signed an agreement with subsidiaries of The Coca-Cola Company to amend the shareholders agreement for Coca-Cola FEMSA. The main purpose of the amendment is to set forth that the appointment and compensation of the chief executive officer and all officers reporting to the chief executive officer, as well as the adoption of decisions related to the ordinary operations of Coca-Cola FEMSA shall only require a simple majority vote of the board of directors. Decisions related to extraordinary matters (such as business acquisitions or combinations, among others) shall continue requiring of the vote of the majority of the board of directors, including the affirmative vote of two of the members appointed by The Coca-Cola Company. This amendment was signed without transfer of any consideration. The percentage of our voting interest in our subsidiary Coca-Cola FEMSA remains the same after the signing of this amendment.

On March 29, 2010, FEMSA announced that the Comisión Federal de Competencia, Mexico’s anti-trust regulator, has approved without reservation the strategic exchange of 100% of the shares of the beer operations owned by FEMSA for an interest in the Heineken Group, under the terms described in FEMSA’s disclosure of January 11, 2010. Hart-Scott-Rodino approval has also been granted by the relevant trade authorities in the United States.

On April 14, 2010, Coca-Cola FEMSA held its AGM during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2009, the declaration of dividends corresponding to fiscal year 2009 and the composition of the Board of Directors and Committees for 2010. Shareholders approved the payment of a cash dividend in the amount of approximately Ps. 2,604 million. The dividend paid as of April 26, 2010, in the amount of Ps. 1.41 per each ordinary share, equivalent to Ps. 14.10 per ADS.

On April 22, 2010, Heineken N.V. and Heineken Holding N.V. held their AGM, and approved the acquisition of 100% of the shares of the beer operations owned by FEMSA, under the terms announced on January 11, 2010. The AGM of Heineken appointed, subject to the completion of the acquisition of FEMSA’s beer operations, Mr. Jose Antonio Fernandez Carbajal as member of the Board of Directors of Heineken Holding N.V. and Heineken N.V. Supervisory Board, and Mr. Javier Astaburuaga Sanjines as second representative in the Heineken N.V. Supervisory Board.

On April 26, 2010, FEMSA held its AGM, during which shareholders approved the transaction with Heineken, the Company’s consolidated financial statements for the year ended December 31, 2009, the declaration of dividends corresponding to fiscal year 2009 and the composition of the Board of Directors for 2010. Shareholders approved the exchange of 100% of FEMSA’s beer operations in Mexico and Brazil for a 20% economic interest in the Heineken Group, and the assumption by Heineken of debt in the amount of US$2.1 billion dollars, under the transaction terms described on January 11, 2010. Additionally, shareholders approved the payment of a cash dividend in the amount of Ps. 2,600 million, consisting of Ps. 0.162076 per each Series “D” share and Ps. 0.1296608 per each Series “B” share, which amounts to Ps. 0.777965 per “BD” Unit or Ps. 7.77965 per ADS, and Ps. 0.648304 per “B” Unit. The dividend payment split into two equal payments, one was paid on May 4, 2010 and the second is payable on November 3, 2010.

On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group. The principal terms of the Heineken transaction documents are summarized below in “Item 10. Additional Information—Material Contracts.”

Changes in Mexican Financial Reporting Standards

The Mexican National Banking and Securities Commission announced the adoption of International Financial Reporting Standards for public companies

The Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or CNBV) has announced that commencing in 2012, all Mexican public companies must report their financial information in accordance with International Financial Reporting Standards (IFRS). Since 2006, the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (Mexican Board of Research and Development of Financial Reporting Standards) has been modifying Mexican Financial Reporting Standards in order to ensure their convergence with IFRS. We are in the process of analyzing the potential impact of adopting IFRS.

Effects of Changes in Economic Conditions

Our results of operations are affected by changes in economic conditions in Mexico and in the other countries in which we operate. For the years ended December 31, 2009, 2008 and 2007, 62%, 66% and 69%, respectively, of our total sales were attributable to Mexico (not including export sales). After the acquisitions of Panamco and Kaiser, we have greater exposure to countries in which we have not historically conducted operations, particularly countries in Central America, Colombia, Venezuela and Brazil, although we continue to generate a substantial portion of our total sales from Mexico. The participation of these other countries as a percentage of our total sales has increased during the last five years and is expected to continue increasing in future periods.

The Mexican economy is currently experiencing a downturn as a result of the impact of the global financial crisis on many emerging economies during the second half of last year. In the third quarter of 2009, Mexican GDP contracted by approximately 6.2% compared to the same period in 2008 and experienced a contraction of 6.5% for the full year of 2009, according to INEGI. According to the Banco Nacional de México survey regarding the economic expectations of specialists, Mexican GDP is expected to increase by 4.2% in 2010, as of the last estimate published in April 2010. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, further deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery in Mexico.

Our future results may be significantly affected by the general economic and financial conditions in the countries where we operate, including by levels of economic growth, by the devaluation of the local currency, by inflation and high interest rates or by political developments, and may result in lower demand for our products, lower real pricing or a shift to lower margin products. Because a large percentage of our costs are fixed costs, we may not be able to reduce such costs and expenses, and our profit margins may suffer as a result of downturns in the economy of each country.

The decrease of interest rates in Mexico in 2009 decreases our cost of Mexican peso-denominated variable interest rate indebtedness and could have a favorable effect on our financial position and results of operations during 2010. During 2008, due to constraints in the international credit market and limited credit availability in the international markets and Mexico, as well as changes in the currency mix of our debt, our weighted average interest rate increased by 70 basis points.

Beginning in the fourth quarter of 2008 and through 2009, the value of the Mexican peso relative to the U.S. dollar fluctuated significantly, with a low during 2008 of Ps. 9.92 per U.S. dollar, to a high of Ps. 13.94 per U.S. dollar. At December 31, 2009, the exchange rate (noon buying rate) was Ps. 13.0576 to US$ 1.00. On April 30, 2010, the exchange rate was 12.2281. See “Item 3. Key Information—Exchange Rate Information.” A depreciation of the Mexican peso or local currencies in the countries in which we operate relative to the U.S. dollar increases our cost of raw materials priced in U.S. dollars, including raw materials whose prices are set with reference to the U.S. dollar. In addition, a depreciation of the Mexican peso or local currencies in the countries in which we operate relative to the U.S. dollar will increase our U.S.-denominated debt obligations, which could negatively affect our financial position and results of operations, as we experienced in the fourth quarter of 2009.

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

Allowance for doubtful accounts

We determine our allowance for doubtful accounts based on an evaluation of the aging of our receivable portfolio and the economic situation of our clients, as well as on our historical loss rate on receivables and the general economic environment in which we operate. Through 2009, our beer operations represented the most important part of the consolidated allowance for doubtful accounts as a result of the credit that FEMSA Cerveza extended to retailers, on terms and conditions in accordance with industry practices. Coca-Cola FEMSA and FEMSA Comercio sales are generally realized in cash.

Bottles and cases; allowance for bottle breakage

Through December 31, 2007, we recorded returnable bottles and cases at acquisition cost and restated them applying inflation factors. Pursuant to our adoption of NIF B-10, in 2008 we began recording these values at acquisition cost and currently only restate them in circumstances where they form part of our operations in countries with an inflationary economic environment. For FEMSA Cerveza and Coca-Cola FEMSA, breakage is expensed as it is incurred. We compare quarterly bottle breakage expense with the calculated depreciation expense of our returnable bottles and cases in plant and distribution centers, estimating a useful life of five years for glass beer bottles, four years for returnable glass soft drink bottles and plastic cases and 18 months for returnable plastic bottles. These useful lives are determined in accordance with our business experience. The annual calculated depreciation expense has been similar to the annual bottle breakage expense. Whenever we decide to discontinue a particular returnable presentation and retire it from the market, we write off the discontinued presentation through an increase in breakage expense.

Property, plant and equipment

Property, plant and equipment are depreciated over their estimated useful lives. The estimated useful lives represent the period we expect the assets to remain in service and to generate revenues. We base our estimates on the experience of our technical personnel. Depreciation is computed using the straight line method of accounting.

Until 2007, imported equipment was restated applying the inflation and exchange rates of the country of origin, in accordance with Mexican Financial Reporting Standards in effect at that date. Since 2008, imported equipment is recorded using the exchange rate as of the acquisition date and, if part of an inflationary economic environment, is restated applying the inflation rate of the reporting entity.

We value at fair value long-lived assets for impairment and determine whether impairment exists, by comparing the book value of the assets with their fair value, which is calculated considering their operating conditions and the future cash flows expected to be generated based on their estimated remaining useful life as determined by management.

Valuation of intangible assets and goodwill

We identify all intangible assets associated with business acquisitions. We separate intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which we expect to receive the benefits.

The intangible assets of indefinite life are subject to annual impairment tests. As of December 31, 2009, we have recorded intangible assets with indefinite lives, which consist of:

•	Coca-Cola FEMSA’s rights to produce and distribute Coca-Cola trademark products for Ps. 49,520 million primarily as a result of the Panamco and REMIL acquisitions;

•	Trademarks and distribution rights for Ps. 11,357 million as a result of the acquisition of the 30% interest of FEMSA Cerveza and distribution rights acquired from a third-party distributor;

•	Trademarks and goodwill as a result of the acquisition of Kaiser for Ps. 5,864 million; and

•	Other intangible assets with indefinite lives that amounted to Ps. 787 million.

For Mexican Financial Reporting Standards purposes, goodwill is the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is translated into Mexican pesos applying the closing rate for each period. In countries with inflationary economic environments, this asset is restated applying inflation factors in the country of origin and is then translated into Mexican pesos at the year-end exchange rate. Since 2005, Bulletin B-7 (“Business Acquisitions”) establishes that goodwill is no longer subject to amortization, and is instead subject to an annual impairment test.

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

Following our evaluations during 2009 and up to the date of this annual report, we do not have any information which leads to any impairment of goodwill or intangible assets with indefinite lives. We can give no assurance that our expectations will not change as a result of new information or developments. Future changes in economic or political conditions in any country in which we operate or in the industries in which we participate, however, may cause us to change our current assessment.

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

Through 2007, our labor costs for past services related to severance indemnities and pension and retirement plans were amortized within the remaining labor life of employees. Beginning in 2008, NIF D-3 establishes a maximum five-year period to amortize the initial balance of the labor costs of past services of pension and retirement plans and the same amortization period for the labor cost of past service of severance indemnities, previously defined by Bulletin D-3 (“Labor Liabilities”) as unrecognized transition obligations and unrecognized prior service costs. As of December 31, 2009, 2008 and 2007, labor costs for past services amounted to Ps. 204 million, Ps. 221 million and Ps. 146 million, respectively; and were recorded within the operating income.

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

In 2007, FEMSA Cerveza approved a plan to allow certain qualifying employees to retire early beginning in 2008. This plan consisted of allowing employees over the age of 55 with 20 years of service to take advantage of early retirement in order to obtain the same pension benefits they would have obtained had they retired at their regular retirement age. In addition, this plan authorized FEMSA Cerveza to make severance payments to certain employees who otherwise would not have met the criteria for eligibility. The plan was intended to improve the efficiency of FEMSA’s Cerveza operating structure. The total financial impact of the plan was Ps. 236 million, from which Ps.125 million was recorded in our consolidated income statement for 2007 as part of other expenses (See note 18 to our audited consolidated financial statements) and Ps. 111 million recorded in 2008 consolidated results.

While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense. The following table is a summary of the three key assumptions to be used in determining 2009 annual labor liability expense, along with the impact on this expense of a 1% change in each assumed rate.

Assumptions 2009(1)	Nominal Rates 2009(3)	Nominal Rates 2008(3)	Real Rates 2009 and 2008(4)(5)	Impact of Rate Change(2)
				+1%	-1%
				(in millions of Mexican pesos)
Mexican and Foreign Subsidiaries:
Discount rate	8.2%	8.2%	4.5%	Ps. (900)	Ps. 748
Salary increase	5.1%	5.1%	1.5%	502	(515)
Long-term asset return	8.2%	11.3%	4.5%	12	(5)

(1)	Calculated using a measurement date as of December 2009.

(2)	The impact is not the same for an increase of 1% as for a decrease of 1% because the rates are not linear.

(3)	For countries considered non-inflationary economic environments according to Mexican Financial Reporting Standards.

(4)	For countries considered inflationary economic environments according to Mexican Financial Reporting Standards.

(5)	Assumptions used for 2007 calculations.

Income taxes

As we describe in note 23 to our audited consolidated financial statements, on January 1, 2010, the Mexican tax reform became effective. The most important changes are: an increase in the value added tax rate (IVA) from 15% to 16%, an increase on special tax on production and services from 25% to 26.5% and an increase in the statutory income tax rate from 28% in 2009 to 30% for 2010, 2011 and 2012, and a reduction from 30% to 29% and 28% for 2013 and 2014, respectively. In addition, the Mexican tax reform requires the reversal of the deferred tax recognized from 1999 thru 2004, which will be amortized over the next five years (notes 23D and 23E to our audited consolidated financial statements).

Mexican tax reform effective in 2007 introduced the Impuesto Empresarial de Tasa Unica (IETU) that functions similar to an alternative minimum corporate income tax, except that any amounts paid are not creditable against future income tax payments. Mexican taxpayers are now subject to the higher of the IETU or the income tax liability computed under Mexican Income Tax Law. This new tax is calculated on a cash-flow basis and the rates for 2009 and 2010 will be 17.0% and 17.5%, respectively.

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

The statutory income tax rate in Mexico was 28% for 2009, 2008 and 2007.

Indirect tax and legal contingencies

We are subject to various claims and contingencies related to indirect tax and legal proceedings as described in note 24 to our audited consolidated financial statements. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss.

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

New Accounting Pronouncements

Under Mexican Financial Reporting Standards (Normas de Información Financiera, or NIF)

During 2009, the following new accounting standards were issued under Mexican Financial Reporting Standards, which we are required to implement as described below. Except as otherwise noted, we will adopt these standards when they become effective. We are in the process of determining the impact of these new accounting standards on our financial reporting standards and results of operations, but we do not anticipate any significant impact except as may be described below.

NIF B-5, “Financial Information by Segment”

NIF B-5 includes definitions and criteria for reporting financial information by operating segment. NIF B-5 establishes that an operating segment shall meet the following criteria: (i) the segment engages in business activities from which it earns or is in the process of obtaining revenues, and incurs related costs and expenses; (ii) the operating results are reviewed regularly by the main authority of the entity’s decision maker; and (iii) specific financial information is available. NIF B-5 requires disclosures related to operating segments subject to reporting, including details of earnings, assets and liabilities, reconciliations, information about products and services, and geographical areas. NIF B-5 is effective beginning on January 1, 2011, and this guidance shall be applied retrospectively for comparative purposes.

NIF B-9, “Interim Financial Reporting”

NIF B-9 prescribes the content to be included in a complete or condensed set of financial statements for an interim period. In accordance with this standard, the complete set of financial statements shall include: (i) a statement of financial position as of the end of the period, (ii) an income statement for the period, (iii) a statement of changes in shareholders’ equity for the period, (iv) a statement of cash flows for the period and (v) notes providing the relevant accounting policies and other explanatory notes. Condensed financial statements shall include: (a) a condensed statement of financial position, (b) a condensed income statement, (c) a condensed statement of changes in shareholders’ equity, (d) a condensed statement of cash flows and (e) selected explanatory notes. NIF B-9 is effective beginning on January 1, 2011. Interim financial statements shall be presented in comparative form.

NIF C-1, “Cash and Cash Equivalents”

NIF C-1 establishes that cash shall be measured at nominal value, and cash equivalents shall be measured at their acquisition cost for initial recognition. Subsequently, cash equivalents should be measured according to their designation: precious metals shall be measured at fair value, foreign currencies shall be translated to the reporting currency applying the closing exchange rate, other cash equivalents denominated in a different measure of exchange shall be recognized to the extent provided for this purpose at the closing date of financial statements, and available-for-sale investments shall be presented at fair value. Cash and cash equivalents shall be presented in the first line of assets (including restricted cash). NIF C-1 is effective beginning on January 1, 2010 and has been applied since that date, causing an increase in the cash balances reported as a result of the treatment of presentation of restricted cash.

New Accounting Pronouncements under U.S. Generally Accepted Accounting Principles (GAAP)

During 2009, the following new accounting standard was issued under U.S. GAAP, which we are required to implement as described below. We will adopt this standard as of January 1, 2010. We are in the process of determining the impact of this new accounting standard on our financial reporting standards and results of operations, but we do not anticipate any significant impact.

“Amendments to SFAS Interpretation FIN 46R,” or SFAS No. 167, ASC 810

The objective of issuing amendments to ASC 810 is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (i) the effects on certain provisions of ASC 810 “Consolidation” as a result of the elimination of the qualifying special-purpose entity concept in ASC 860-10-65, and (ii) constituent concerns about the application of certain key provisions of ASC 810, including those in which the accounting and disclosures under ASC 810 do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement retains the scope of ASC 810 with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in ASC 860-10-65. ASC 810 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Earlier application is prohibited.

Operating Results

The following table sets forth our consolidated income statement under Mexican Financial Reporting Standards for the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,
	2009	2009		2008		2007
	(in millions of U.S. dollars and Mexican pesos)
Net sales	$15,018	Ps.	196,103	Ps.	167,171	Ps.	147,069
Other operating revenues	72		930		851		487

Total revenues	15,090		197,033		168,022		147,556
Cost of sales	8,133		106,195		90,399		79,739

Gross profit	6,957		90,838		77,623		67,817
Operating expenses:
Administrative	851		11,111		9,531		9,121
Selling	4,037		52,715		45,408		38,960

Total operating expenses	4,888		63,826		54,939		48,081

Income from operations	2,069		27,012		22,684		19,736
Other expenses, net	(269)		(3,506)		(2,374)		(1,297)
Interest expense	(398)		(5,197)		(4,930)		(4,721)
Interest income	43		565		598		769

Interest expense, net	(355)		(4,632)		(4,332)		(3,952)
Foreign exchange (loss) gain, net	(30)		(396)		(1,694)		691
Gain on monetary position, net	37		487		657		1,639
Market value gain (loss) on ineffective portion of derivative financial instrument	2		25		(1,456)		69

Comprehensive financing result	(346)		(4,516)		(6,825)		(1,553)

Income before income taxes	1,454		18,990		13,485		16,886
Income taxes	299		3,908		4,207		4,950

Consolidated net income	1,155		15,082	Ps.	9,278	Ps.	11,936

Net controlling interest income	759		9,908		6,708		8,511
Net noncontrolling interest income	396		5,174		2,570		3,425

Consolidated net income	1,155		15,082	Ps.	9,278	Ps.	11,936

The following table sets forth certain operating results by reportable segment under Mexican Financial Reporting Standards for each of our segments for the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31
	2009		2008		2007		Percentage Growth
							2009 vs. 2008		2008 vs. 2007
	(in millions of Mexican pesos at December 31, 2009, except for percentages)
Net sales
Coca-Cola FEMSA	Ps.	102,229	Ps.	82,468	Ps.	68,969	24.0%		19.6%
FEMSA Cerveza		45,899		41,966		39,284	9.4%		6.8%
FEMSA Comercio		53,549		47,146		42,103	13.6%		12.0%
Total revenues
Coca-Cola FEMSA		102,767		82,976		69,251	23.9%		19.8%
FEMSA Cerveza		46,336		42,385		39,566	9.3%		7.1%
FEMSA Comercio		53,549		47,146		42,103	13.6%		12.0%
Cost of sales
Coca-Cola FEMSA		54,952		43,895		35,876	25.2%		22.4%
FEMSA Cerveza		22,418		19,540		17,833	14.7%		9.6%
FEMSA Comercio		35,825		32,565		30,301	10.0%		7.5%
Gross profit
Coca-Cola FEMSA		47,815		39,081		33,375	22.3%		17.1%
FEMSA Cerveza		23,918		22,845		21,733	4.7%		5.1%
FEMSA Comercio		17,724		14,581		11,802	21.6%		23.5%
Income from operations
Coca-Cola FEMSA		15,835		13,695		11,486	15.6%		19.2%
FEMSA Cerveza		5,894		5,394		5,497	9.3%		(1.9)%
FEMSA Comercio		4,457		3,077		2,320	44.8%		32.6%
Depreciation(1)
Coca-Cola FEMSA		3,473		3,036		2,637	14.4%		15.1%
FEMSA Cerveza		1,927		1,748		1,637	10.2%		6.8%
FEMSA Comercio		819		663		543	23.5%		22.1%
Gross margin(2)
Coca-Cola FEMSA		46.5%		47.1%		48.2%	(0.6	) p.p.(3)	(1.1	) p.p.(3)
FEMSA Cerveza		51.6%		53.9%		54.9%	(2.3	) p.p.	(1.0	) p.p.
FEMSA Comercio		33.1%		30.9%		28.0%	2.2	p.p.	2.9	p.p.
Operating margin(4)
Coca-Cola FEMSA		15.4%		16.5%		16.6%	(1.1	) p.p.	(0.1	) p.p.
FEMSA Cerveza		12.7%		12.7%		13.9%	0.0	p.p.	(1.2	) p.p.
FEMSA Comercio		8.3%		6.5%		5.5%	1.8	p.p.	1.0	p.p.

(1)	Includes breakage of bottles.
(2)	Gross margin is calculated with reference to total revenues.
(3)	As used herein, p.p. refers to a percentage point increase (or decrease), contrasted with a straight percentage increase (or decrease).
(4)	Operating margin is calculated with reference to total revenues.

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

FEMSA Consolidated

Total Revenues

FEMSA’s consolidated total revenues increased 17.3% to Ps. 197,033 million in 2009 compared to Ps. 168,022 million in 2008. All of FEMSA’s operations—soft drinks, beer and retail—contributed positively to this revenue growth. Coca-Cola FEMSA’s total revenues increased 23.9% to Ps. 102,767 million, driven by a 13.9% higher average price per unit case and a volume growth of 8.3%, from 2,242.8 million unit cases in 2008 to 2,428.6 million unit cases in 2009. FEMSA Comercio’s revenues increased 13.6% to Ps. 53,549 million, mainly driven by the opening of 960 net new stores combined with an average increase of 1.3% in same-store sales. Total revenues at FEMSA Cerveza increased 9.3% over 2008 to Ps. 46,336 million, mainly driven by higher average price per hectoliter in local currency in all of our markets and volume increases in our export sales volume.

Gross Profit

Consolidated cost of sales increased 17.5% to Ps. 106,195 million in 2009 compared to Ps. 90,399 million in 2008. Approximately 70% of this increase came from Coca-Cola FEMSA as a result of cost pressures due to (i) the devaluation of local currencies in Coca-Cola FEMSA’s main operations as applied to its dollar-denominated raw material costs, (ii) the higher cost of sweetener across its operations, (iii) the integration of REMIL and (iv) the third and final stage of the scheduled Coca-Cola Company concentrate price increase announced in 2006 in Mexico.

Consolidated gross profit increased 17.0% to Ps. 90,838 million in 2009 compared to Ps. 77,623 million in 2008 due to gross profit increases in all of our operations. Gross margin contracted by 0.1 percentage points, from 46.2% of consolidated total revenues in 2008 to 46.1% in 2009. Gross margin improvement at FEMSA Comercio partially offset raw-material cost pressures at FEMSA Cerveza and Coca-Cola FEMSA.

Income from Operations

Consolidated operating expenses increased 16.2% to Ps. 63,826 million in 2009 compared to Ps. 54,939 million in 2008. Approximately 74% of this increase resulted from additional operating expenses at Coca-Cola FEMSA due to higher labor costs and increased marketing expenses in certain of our divisions. FEMSA Comercio accounted for approximately 20% of the increase, resulting from accelerated store expansion, and FEMSA Cerveza accounted for the balance. As a percentage of total revenues, consolidated operating expenses decreased from 32.7% in 2008 to 32.4% in 2009.

Consolidated administrative expenses increased 16.6% to Ps. 11,111 million in 2009 compared to Ps. 9,531 million in 2008. As a percentage of total revenues, consolidated administrative expenses remained stable at 5.6% in 2009 compared with 5.7% in 2008, due to operating leverage driven by higher revenues achieved in all of FEMSA’s operations.

Consolidated selling expenses increased 16.1% to Ps. 52,715 million in 2009 as compared to Ps. 45,408 million in 2008. Approximately 74% of this increase was attributable to Coca-Cola FEMSA and 22% to FEMSA Comercio. As a percentage of total revenues, selling expenses decreased 0.2 percentage points from to 27.0% in 2008 to 26.8% in 2009.

We incur various expenses related to the distribution of our products that are accounted for in our selling expenses. During 2009 and 2008, our distribution costs amounted to Ps. 15,080 million and Ps. 12,135 million, respectively.

Consolidated income from operations increased 19.1% to Ps. 27,012 million in 2009 as compared to Ps. 22,684 million in 2008. This increase was driven by the results of Coca-Cola FEMSA and FEMSA Comercio, which accounted for 81% of the increase, and FEMSA Cerveza accounted for the balance. Consolidated operating margin increased 0.2 percentage points from 2008 levels, to 13.7% as a percentage of 2009 consolidated total revenues. Gross margin improvement at FEMSA Comercio, combined with expense containment initiatives across our beer operations, offset raw material pressures at the beverages operations.

Some of our subsidiaries pay management fees to us in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Coca-Cola FEMSA

Total Revenues

Coca-Cola FEMSA total revenues increased 23.9% to Ps. 102,767 million in 2009, compared to Ps. 82,976 million in 2008 as a result of revenue growth in all of its divisions. Organic growth across Coca-Cola FEMSA’s operations contributed more than 75% of incremental revenue. The acquisition of REMIL in Brazil and Brisa in Colombia together contributed to slightly less than 15% of this growth, while a positive exchange rate translation effect resulting from the depreciation of the peso against its operations’ local currencies represented the balance.

Coca-Cola FEMSA’s average price per unit case increased 13.9%, reaching Ps. 40.95 in 2009 as compared to Ps. 35.94 in 2008, reflecting higher average prices in all of Coca-Cola FEMSA’s territories resulting from selective price increases implemented during the year across geographies.

Coca-Cola FEMSA’s total sales volume increased 8.3% to 2,428.6 million unit cases in 2009, compared to 2,242.8 million unit cases in 2008. Excluding the acquisitions of REMIL and Brisa, total sales volume increased 5.1% to reach 2,357.0 million unit cases. Organic volume growth resulted from increases in sparkling beverages, which accounted for approximately 45% of incremental volumes, mainly driven by the Coca-Cola brand. The still beverage category, mainly driven by the Jugos del Valle line of business in its main operations, contributed with less than 45% of the incremental volumes and the bottled water category represented the balance.

Gross Profit

Cost of sales increased 25.2% to Ps. 54,952 million in 2009 compared to Ps. 43,895 million in 2008, as a result of cost pressures due to (i) the devaluation of local currencies in Coca-Cola FEMSA’s main operations in Mexico, Colombia and Brazil, as applied to its U.S. dollar-denominated raw material costs, (ii) the higher cost of sweetener across its operations, (iii) the integration of REMIL and (iv) the third and final stage of the scheduled Coca-Cola Company concentrate price increase announced in 2006 in Mexico. All of these items were partially offset by lower resin costs. Gross profit increased 22.3% to Ps. 47,815 million in 2009, as compared to 2008, driven by gross profit growth across all of Coca-Cola FEMSA’s divisions, however Coca-Cola FEMSA’s gross margin decreased 0.6 percentage points to 46.5% in 2009.

Income from Operations

Operating expenses increased 26.0% to Ps. 31,980 million in 2009, mainly as a result of (i) higher labor costs in Venezuela, (ii) increased marketing investments in the Mexico division, (iii) the integration of REMIL in Brazil and (iv) increased marketing expenses in the Latincentro division, mainly due to the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of products in Colombia and Central America. As a percentage of sales, operating expenses increased to 31.1% in 2009 from 30.6% in 2008.

Income from operations increased 15.6% to Ps. 15,835 million in 2009, as compared to Ps. 13,695 million in 2008. Increases in operating income from the Latincentro division, including Venezuela, accounted for approximately 50% of this growth, while operating income growth in the Mercosur division accounted for more than 40% of incremental operating income. Operating margin was 15.4% in 2009, a decline of 110 basis points as compared to 2008.

FEMSA Cerveza

Total Revenues

FEMSA Cerveza total revenues increased 9.3% to Ps. 46,336 million in 2009 as compared to Ps. 42,385 million in 2008, mainly due to higher average prices per hectoliter. Beer sales increased 8.9% to Ps. 42,491 million in 2009 compared to Ps. 39,014 million in 2008, representing 91.7% of total revenues in 2009. Mexico beer revenues represented 66.0% of total revenues in 2009 compared to 68.9% in 2008. Brazil beer revenues represented 15.5% of total revenues in 2009, up from 14.6% in 2008. Export beer revenues represented 10.2% of total beer revenues in 2009, up from 8.5% in 2008.

Mexico sales volume decreased 1.7% to 26.929 million hectoliters in 2009 in the context of extreme economic headwinds, particularly affecting our key territories. The Tecate family and Indio brands once again delivered strong growth. Mexico price per hectoliter increased 6.4% to Ps. 1,135 in 2009, as a result of price increases implemented during the second quarter of 2009, in addition to the increases carried out late in the third quarter of 2008.

Brazil sales volume decreased 1.3% to 10.049 million hectoliters in 2009 compared to 10.181 million hectoliters in 2008. Average price per hectoliter in Brazil increased 17.9% over 2008 in Mexican peso terms to Ps. 715.8 in 2009 due to a positive exchange rate translation effect, driven by the depreciation of the peso against the Brazilian Real. In Brazilian Real terms, average price per hectoliter increased 4.8% percent, reflecting price increases implemented at the beginning of the year.

Export sales volumes increased 2.6% in 2009 compared to 2008, reaching 3.570 million hectoliters in 2009 compared to 3.479 million hectoliters in 2008. This percentage increase outperformed the United States import beer category by a significant margin. The increase was primarily driven by our Dos Equis brand in the United States and by our Sol brand in other key markets. Export price per hectoliter in pesos increased 27.9% compared to 2008 to Ps. 1,326.7 in 2009, reflecting the peso’s depreciation against the U.S. dollar. In U.S. dollar terms, price per hectoliter improved by 4.3% to US$ 98.0 due to moderate price increases and a favorable brand mix shift from Tecate to higher-priced Dos Equis.

Gross Profit

Cost of sales increased 14.7% to Ps. 22,418 million in 2009 compared to Ps. 19,540 million in 2008, ahead of the 9.3% of total revenue growth in the year. This increase was mainly driven by (i) the depreciation of the peso against the U.S. dollar applied to the unhedged portion of input costs denominated in foreign currencies, (ii) year-over-year increases in the cost of raw materials, particularly in grains and, to a lesser extent, aluminum, and (iii) the translation effect of the depreciation of the peso against the Brazilian Real. Gross profit reached Ps. 23,918 million in 2009, an increase of 4.7% as compared to Ps. 22,845 million in 2008. Gross margin decreased 2.3 percentage points from 53.9% in 2008 to 51.6% in 2009.

Income from Operations

Operating expenses increased 3.3% to Ps. 18,024 million in 2009 compared to Ps. 17,451 million in 2008. However, as percentage of total revenues, operating expenses decreased to 38.9% in 2009 as compared to 41.2% in 2008 mainly due to continued rationalization and cost containment efforts at the selling expense level in Mexico and Brazil. Administrative expenses increased 3.1% to Ps. 4,221 million in 2009 compared to Ps. 4,093 million in 2008. Selling expenses increased 3.3% to Ps. 13,803 million in 2009 as compared to Ps. 13,358 million in 2008. Income from operations increased 9.3% to Ps. 5,894 million in 2009. Operating margin remained flat as compared to 2008 at 12.7% of consolidated total revenues. Operating expense containment offset the contraction experienced at the gross margin level.

FEMSA Comercio

Total Revenues

FEMSA Comercio total revenues increased 13.6% to Ps. 53,549 million in 2009 compared to Ps. 47,146 million in 2008, primarily as a result of the opening of 960 net new stores during 2009, together with an average increase of same-store sales of 1.3%. As of December 31, 2009, there were a total of 7,329 stores in Mexico and five stores in Colombia. FEMSA Comercio same-store sales increased an average of 1.3% compared to 2008, driven by a 3.3% increase in store traffic, which more than offset a slight reduction of 1.6% in average ticket. As was the case in 2008, the same-store sales, ticket and traffic dynamics continued to reflect the effects from the continued mix shift from physical prepaid wireless air-time cards to the sale of electronic air-time, for which only the margin is recorded, rather than the full amount of the electronic recharge. As 2009 progressed, this effect diminished.

Gross Profit

Cost of sales increased 10.0% to Ps. 35,825 million in 2009, below total revenue growth, compared with Ps. 32,565 million in 2008. As a result, gross profit reached Ps. 17,724 million in 2009, which represented a 21.6% increase from 2008. Gross margin expanded 2.2 percentage points to reach 33.1% of total revenues. This increase reflects more effective collaboration and execution with our key supplier partners, combined with a more efficient use of promotion-related marketing resources and a positive mix shift due to the growth of higher-margin categories and, to a lesser extent, the continued shift towards electronic air-time recharges described above.

Income from Operations

Operating expenses increased 15.3% to Ps. 13,267 million in 2009 compared with Ps. 11,504 million in 2008, largely driven by the growing number of stores, and partially offset by broad expense-containment initiatives at the store level and by scale-driven efficiencies. Administrative expenses increased 15.1% to Ps. 959 million in 2009, compared with Ps. 833 million in 2008, however, as a percentage of sales remained stable at 1.8%. Selling expenses increased 15.3% to Ps. 12,308 in 2009 compared with Ps. 10,671 million in 2008. Income from operations increased 44.8% to Ps. 4,457 million in 2009 compared with Ps. 3,077 million in 2008, resulting in an operating margin expansion of 1.8 percentage points to 8.3% as a percentage of total revenues for the year, compared with 6.5% in 2008. This all-time high operating margin was driven by gross margin expansion, which more than offset the increase in operating expenses.

FEMSA Consolidated—Net Income

Other Expenses

Other expenses include employee profit sharing, which we refer to as PTU, participation in affiliated companies, impairment of long-lived assets, contingencies, as well as their subsequent interest and penalties, severance payments derived from restructuring programs and all other non-recurring expenses related to activities different from the main activities of the Company and that are not recognized as part of the comprehensive financing result. During 2009, other expenses increased to Ps. 3,506 million from Ps. 2,374 million in 2008, driven mainly by the one-time effect of the tax amnesty program offered by the Brazilian tax authorities and certain labor obligations provisions related to employee vacations, as well as by increases in PTU.

Comprehensive Financing Result

Net interest expense reached Ps. 4,632 million in 2009 compared with Ps. 4,332 million in 2008. Foreign exchange recorded a loss of Ps. 396 million in 2009 from a loss of Ps. 1,694 million in 2008, reflecting an important improvement due to the significant loss reported in 2008, driven by lower foreign exchange losses in 2009 due to the lower depreciation of local currencies in our markets against the U.S. dollar. Additionally, the monetary position represented a lower gain of Ps. 487 million in 2009 compared to Ps. 657 million in 2008, due to a lower liability monetary position in 2009 (monetary liabilities less monetary assets) and a lower inflation rate in countries in which inflationary adjustments are applied.

The market value of the ineffective portion of our derivative financial instruments reflects a shift to a gain of Ps. 25 million in 2009 from a loss of Ps. 1,456 million in 2008, reflecting an improvement due to the significant loss reported in 2008, driven by losses in certain derivative instruments that do not meet hedging criteria for accounting purposes, due to mark-to-market recognition in our U.S. dollar cross-swap.

Comprehensive financing result decreased 33.8% in 2009 to Ps. 4,516 million, reflecting an important improvement due to the significant loss reported in 2008, driven by lower foreign exchange losses in 2009 due to the lower depreciation of local currencies in our markets against the U.S. dollar and a shift to gains in certain derivative instruments during the year, as mentioned above.

Taxes

Our accounting provision for income taxes in 2009 was Ps. 5,973 million excluding a one-time benefit of Ps. 2,066 million under the tax amnesty program offered by the Brazilian tax authorities in 2009 due to the utilization of tax losses which we had reserved but we did not previously have sufficient certainty of its recoverability, resulting in a net accounting provision for income taxes in 2009 of Ps. 3,908 million, compared to Ps. 4,207 million in 2008, resulting in an effective tax rate of 20.6% in 2009 as compared with 31.2% in 2008.

Net Income

Net income increased 62.6% to Ps. 15,082 million in 2009 compared to Ps. 9,278 million in 2008. These results were driven by (i) operating income growth during the year, (ii) a significant improvement in the comprehensive financing result driven by the factors mentioned above and (iii) the one-time benefit that resulted from the Brazilian tax amnesty program in 2009.

Net controlling interest income amounted to Ps. 9,908 million in 2009 compared to Ps. 6,708 million in 2008, an increase of 47.7%. Net controlling income in 2009 per one FEMSA Share was Ps. 2.77 (US$2.12 per ADS).

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Beginning on January 1, 2008, in accordance with changes to NIF B-10 under the Mexican Financial Reporting Standards, we discontinued the use of inflation accounting for our subsidiaries that operate in “non-inflationary” countries where cumulative inflation for the three preceding years was less than 26%. For comparison purposes, the figures prior to 2008 have been restated in Mexican pesos with purchasing power as of December 31, 2007, taking into account local inflation for each country with reference to the consumer price index. Local currencies have been converted into Mexican pesos using official exchange rates published by the local central bank of each country. See “Item 3. Key Information—Selected Consolidated Financial Data.”

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

Coca-Cola FEMSA

Total Revenues

Coca-Cola FEMSA total revenues increased 19.8% to Ps. 82,976 million in 2008, compared to Ps. 69,251 million in 2007, as a result of growth in all of its divisions. Growth in Coca-Cola FEMSA’s Latincentro division was mainly driven by incremental pricing, growth in its Mexico division was mainly driven by incremental volume and growth in its Mercosur division was mainly driven by the integration of REMIL. The Latincentro division, including Venezuela, accounted for more than 45% of Coca-Cola FEMSA’s revenue growth. The Mexico and Mercosur divisions, excluding the effect of the REMIL acquisition in Brazil, represented close to 30% of incremental revenue growth. REMIL contributed more than 20% of incremental revenues and a positive net foreign exchange gain, derived from translating local currencies from the countries in which Coca-Cola FEMSA operates into Mexican pesos (which we refer to as a “translation effect”) represented most of the balance.

Coca-Cola FEMSA’s average price per unit case increased 12.5%, reaching Ps. 35.93 in 2008 as compared to Ps. 31.95 in 2007. Price increases implemented in most of Coca-Cola FEMSA’s territories and the addition of the Jugos del Valle line of business, which carries higher average prices per unit case, accounted for this growth.

Coca-Cola FEMSA’s total sales volume reached 2,242.8 million unit cases in 2008, compared to 2,120.8 million unit cases in 2007, an increase of 5.8%. Excluding REMIL, total sales volume increased 2.6% to reach 2,176.7 million unit cases. Coca-Cola FEMSA’s water business, mainly driven by the bulk water business in Mexico, and still beverages, mainly driven by the introduction of Jugos del Valle and the new products derived from that line of business, accounted for approximately 80% of these increases in sales volume. Sparkling beverage sales, mainly driven by the Coca-Cola brand and the strong performance of Coca-Cola Zero outside of Mexico represented the balance.

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

Income from operations

Operating expenses in absolute terms increased 16.0% compared to 2007 to Ps. 25,386 million, mainly as a result of salary increases in excess of inflation in some of the countries in which Coca-Cola FEMSA operates, and higher operating expenses in the Mercosur division, mainly due to the integration of REMIL, that were partially offset by lower marketing investment in some of its operations. As a percentage of sales, operating expenses declined from 31.6% in 2007 to 30.6% in 2008, as a result of higher revenue growth that compensated for higher operating expenses.

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

Export sales volumes increased 9.3% in 2008 compared to 2007 reaching 3.479 million hectoliters compared to 3.183 million hectoliters in 2007, primarily driven by increased demand for FEMSA Cerveza’s Dos Equis and Tecate brands in the United States and for its Sol brand in other key markets. Export price per hectoliter in Mexican pesos decreased 1.1% compared to 2007 to Ps. 1,037.0 in 2008. In U.S. dollar terms, price per hectoliter improved by 0.2% to US$94.0, due to moderate price increases implemented during the year, which more than offset changes in packaging mix.

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

Income from operations

Operating expenses increased 7.5% to Ps. 17,451 million in 2008 compared to Ps. 16,236 million in 2007. However, as percentage of total revenues, operating expenses remained almost flat at 41.2% as compared to 41.0% in 2007. Administrative expenses decreased 4.7% to Ps. 4,093 million in 2008 compared to Ps. 4,295 million in 2007 due to expense rationalization together with a decline in capitalized investments in the ERP system, which have been fully amortized. Selling expenses increased 11.9% to Ps. 13,358 million in 2008 as compared to Ps. 11,941 million in 2007, mainly due to continuous marketing investment in channel development and brand-building activities behind Sol and Tecate in Mexico as well as for Dos Equis and Tecate in the United States and for Kaiser

and Sol in Brazil. The increase also resulted from incremental volumes that we brought under FEMSA Cerveza’s direct distribution network. Income from operations decreased 1.9% to Ps. 5,394 million in 2008, to 12.7% of consolidated total revenues, reflecting mainly the decline in gross margin.

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

Income from operations

Operating expenses increased 21.3% to Ps. 11,504 million in 2008 compared with Ps. 9,482 million in 2007. Administrative expenses increased 10.9% to Ps. 833 million in 2008 compared with Ps. 751 million in 2007, however, as percentage of sales remained stable at 1.8%. Selling expenses increased 22.2% to Ps. 10,671 in 2008 compared with Ps. 8,731 million in 2007, mainly driven by higher energy costs at the store level and expenses related to the strengthening of FEMSA Comercio’s organizational structure, in accordance with management plans. Income from operations increased 32.6% to Ps. 3,077 million in 2008 compared with Ps. 2,320 million in 2007, resulting in an operating margin expansion of 1.0 percentage point to 6.5% as a percentage of total revenues for the year, compared with 5.5% in 2007. This all-time high operating margin was driven by gross margin expansion which more than offset the increase in operating expenses.

FEMSA Consolidated—Net Income

Other Expenses

Other expenses include PTU, impairment of long-lived assets, contingencies, severance payments derived from restructuring programs, participation in affiliated companies, gains or losses on sales of fixed assets, and all other non-recurring expenses related to activities, other than our main activities, that are not recognized as part of the Comprehensive financing result. During 2008, other expenses increased to Ps. 2,374 million from Ps. 1,297 million in 2007, driven mainly by increases in employee profit sharing expenses and in impairment charges of long-lived assets, together with strategic restructuring programs mainly at Coca-Cola FEMSA during 2008.

Comprehensive Financing Result

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

Net Income

Net income decreased 22.3% to Ps. 9,278 million in 2008 compared to Ps. 11,936 million in 2007. This decline resulted from our higher comprehensive financing result due to the factors mentioned above, which more than offset operating income growth.

Net controlling interest income amounted to Ps. 6,708 million in 2008 compared to Ps. 8,511 million in 2007, a decline of 21.2%. Net controlling income in 2008 per one FEMSA Unit was Ps. 1.87 ($1.36 per ADS).

Liquidity and Capital Resources

Liquidity

Each of our sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2009, 68.2% of our outstanding consolidated total indebtedness was at the level of our sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, we expect to continue to finance our operations and capital requirements primarily at the level of our sub-holding companies. Nonetheless, we may decide to incur indebtedness at our holding company in the future to finance the operations and capital requirements of our subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, we depend on dividends and other distributions from our subsidiaries to service our indebtedness.

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

In 2008, we adopted NIF B-2 (“Statement of Cash Flows”) pursuant to which we present cash inflows and outflows in nominal currency for the year ended December 31, 2008. NIF B-2 replaces the statement of changes in financial position, which we still present for the year ended December 31, 2007, and which includes inflation effects and unrealized foreign exchange effects. The application of NIF B-2 is prospective, and therefore the cash flow statement for the years ended December 31, 2009 and 2008, is not comparable to the statements of changes in financial position for the year ended December 31, 2007.

The following is a summary of the principal uses of cash for the years ended December 31, 2009 and 2008, from our consolidated statement of cash flows:

Principal Sources and Uses of Cash

Years ended December 31, 2009 and 2008

(in millions of Mexican pesos)

	2009		2008
Net cash flows provided by operating activities	Ps.	30,907	Ps.	23,064
Net cash flows used in investing activities(1)		(15,834)		(18,060)
Net cash flows used in financing activities(2)		(7,711)		(6,160)
Dividends paid		(2,255)		(2,065)

(1)	Includes property, plant and equipment, investment in shares and other assets.

(2)	Includes dividends declared and paid.

The following table summarizes the sources and uses of cash for the year in the period ended December 31, 2007, from our consolidated statements of changes in financial position:

Principal Sources and Uses of Cash

Year ended December 31, 2007(1)

(in millions of Mexican pesos)

	2007
Net resources generated by operating activities	Ps.	18,022
Net resources used in investing activities(2)		(12,437)
Net resources used in financing activities(3)		(3,901)
Dividends declared and paid		(1,909)

(1)	Expressed in millions of Mexican pesos as of December 31, 2007.

(2)	Includes property, plant and equipment, investment in shares and other assets.

(3)	Includes dividends declared and paid.

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

Our consolidated total indebtedness as of December 31, 2009, was Ps. 43,663 million compared to Ps. 43,858 million as of December 31, 2008. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 8,853 million and Ps. 34,810 million, respectively, as of December 31, 2009, as compared to Ps. 11,648 million and Ps. 32,210 million, respectively, as of December 31, 2008. Cash, cash equivalents and financial marketable securities were Ps. 17,636 million as of December 31, 2009, as compared to Ps. 9,110 million as of December 31, 2008.

We believe that our sources of liquidity as of December 31, 2009, were adequate for the conduct of our sub-holding companies’ businesses and that we will have sufficient funds available to meet our expenditure demands and financing needs in 2010 and in the following years.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2009.

	Maturity
	Less than 1 year		1 - 3 years		3 - 5 years		In excess of 5 years		Total
	(in millions of Mexican pesos)
Long-Term Debt(1)
Mexican pesos	Ps.	4,931	Ps.	18,217	Ps.	7,158	Ps.	5,789	36,095
U.S. dollars		95		985		2,092		—	3,172
Argentine pesos		—		69		—		—	69
Capital Leases
U.S. dollars		11		4		—		—	15
Interest payments(2)
Mexican pesos		1,981		2,712		685		325	5,703
U.S. dollars		42		70		9		—	121
Argentine pesos		14		10		—		—	24
Interest rate swaps and cross currency swaps(3)
Mexican pesos		661		1,136		369		321	2,487
U.S. dollars		22		50		4		—	76
Unhedged cross currency swaps		—		248		107		—	355
Operating leases
Mexican pesos		1,607		2,932		2,544		6,182	13,265
U.S. dollars		106		89		27		—	222
Brazilian reais		151		259		43		16	469
Commodity price contracts
U.S. dollars		2,767		2,260		172		—	5,199
Purchase obligations		72		—		—		—	72
Expected benefits to be paid for pension plans, seniority premiums, post-retirement medical benefits and severance indemnities		663		1,062		1,075		2,895	5,695
Other long-term liabilities(4)		464		1,316		121		7,486	9,537

(1)	Includes effect of cross currency swap, pursuant to which US$200 million in U.S. dollar denominated long-term debt is swapped for Mexican pesos in the amount of Ps. 2,115 million.

(2)	Interest was calculated using long-term debt as of and interest rate amounts in effect on December 31, 2009 without considering interest rate swaps agreements. The debt and applicable interest rates in effect are shown in note 17 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 13.0587 per U.S. dollar, the exchange rate quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2009.

(3)	Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the difference between the interest rate swaps and cross currency swaps and the nominal interest rates contracted to long-term debt as of December 31, 2009, and the market value of the unhedged cross currency swaps.

(4)	Other long-term liabilities includes contingent liabilities and others. Other long-term liabilities additionally reflects those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

As of December 31, 2009, Ps. 8,853 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).

As of December 31, 2009, our consolidated average cost of borrowing, after giving effect to the cross currency and interest rate swaps, was approximately 7.8%, a decrease of 1.6 percentage points compared to 9.4% in 2008. As of December 31, 2009, after giving effect to cross currency swaps, 86.9% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 7.4% in U.S. dollars, 1.1% in Colombian pesos, 2.9% in Argentine pesos, and the remaining 1.7% in Venezuelan bolívares fuertes.

Overview of Debt Instruments

The following table shows the allocations of total debt of our company as of December 31, 2009:

	Total Debt Profile of the Company
	FEMSA and others	Coca-Cola FEMSA	FEMSA Cerveza	FEMSA Comercio	Total Debt
	(in millions of Mexican pesos)
Short-term Debt
Mexican pesos:
Bank loans	1,400	—	—	—	1,400
Argentine pesos:
Bank loans	—	1,179	—	—	1,179
Colombian pesos
Bank loans	—	496	—	—	496
Venezuelan bolívares fuertes:
Bank loans	—	741	—	—	741
Long-term Debt(1)
Mexican pesos:
Bank loans	9,512	10,550	10,555	—	30,617
Units of Investment (UDI)	2,964	—	—	—	2,964
U.S. dollars:
Bank loans	—	2,873	3,309	—	6,182
Leasing	—	15	—	—	15
Argentine pesos:
Bank Loans	—	69	—	—	69
Total	Ps. 13,876	Ps. 15,923	Ps. 13,864	—	Ps. 43,663
Average Cost(2)
Mexican pesos	8.5%	6.2%	8.2%	—	7.7%
U.S. dollars	—	2.0%	1.6%	—	1.8%
Argentine pesos	—	20.7%	—	—	20.7%
Venezuelan bolívares fuertes	—	18.1%	—	—	18.1%
Colombian pesos	—	4.9%	—	—	4.9%
Total	8.5%	7.1%	6.6%	—	7.4%

(1)	Includes the Ps. 5,037 million current portion of long-term debt.
(2)	Includes the effect of cross currency and interest rate swaps.

Restrictions Imposed by Debt Instruments

Generally, the covenants contained in the credit agreements and other instruments governing indebtedness entered into by us or our sub-holding companies include limitations on the incurrence of any additional debt based on debt service coverage ratios or leverage tests. These credit agreements also generally include restrictive covenants applicable to us, our sub-holding companies and their subsidiaries. There are no cross-guarantees between sub-holding companies. As of December 31, 2009, FEMSA’s obligation of Ps. 2,800 million under a bank loan is guaranteed by FEMSA Cerveza. Additionally, FEMSA’s obligation of Ps. 3,112 million is guaranteed by FEMSA Comercio. In addition, FEMSA guaranteed a FEMSA Cerveza obligation of Ps. 3,473 million. Certain of our financing instruments mentioned above are subject to either acceleration or repurchase at the lender’s or holder’s option if, in the case of FEMSA, the persons exercising control over FEMSA no longer exercise such control and, in the case of FEMSA Cerveza, FEMSA ceases to control FEMSA Cerveza.

We are in compliance with all of our restrictive covenants as of December 31, 2009. A significant and prolonged deterioration in our consolidated results of operations could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Summary of Debt

The following is a summary of our indebtedness by sub-holding company and for FEMSA as of December 31, 2009:

•

Coca-Cola FEMSA. Coca-Cola FEMSA’s total indebtedness was Ps. 15,923 million as of December 31, 2009, as compared to Ps. 18,543 million as of December 31, 2008. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 5,427 million and Ps. 10,496 million, respectively, as of December 31, 2009, as compared to Ps. 6,095 million and Ps. 12,448 million, respectively, as of December 31, 2008. As of December 31, 2009, cash, cash equivalents and marketable securities comprised mainly of U.S. dollars, Mexican pesos, Brazilian reais, Venezuelan bolívares, Colombian pesos, and Argentine pesos, representing 45.8%, 27.7%, 19.0%, 3.7%, 2.5% and 0.7%, respectively. As of December 31, 2009, cash, cash equivalents and marketable securities were Ps. 9,740 million, as compared to cash and cash equivalents of Ps. 6,192 million as of December 31, 2008. Approximately Ps. 215 million of cash is considered restricted cash because it has been deposited to settle accounts payable in Venezuela and in Brazil. As of December 31, 2009, Coca-Cola FEMSA had a working capital deficit (defined as the excess of current liabilities over current assets) of Ps. 191 million, reflecting the decrease in cash and cash equivalents, accounts receivable and other assets.

As part of Coca-Cola FEMSA’s financing policy, it expects to continue to finance its liquidity needs from cash operations. Nonetheless, as a result of regulations in certain countries in which it operates, it may not be beneficial or, as the case of exchange controls in Venezuela, practicable for Coca-Cola FEMSA to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls like those in Venezuela may also increase the real price of remitting cash from operations to fund debt requirements in other countries. In addition, in the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, Coca-Cola FEMSA may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In addition, in the future Coca-Cola FEMSA may be required to finance its working capital and capital expenditure needs with short-term or other borrowings.

Coca-Cola FEMSA’s average cost of debt, after giving effect to cross currency and interest rate swaps, was 2.6% in U.S. dollars, 7.2% in Mexican pesos, 12.5% in Colombian pesos, 18.9% in Venezuelan bolívares and 21.6% in Argentine pesos as of December 31, 2009, compared to 5.5% in U.S. dollars, 9.0% in Mexican pesos, 15.2% in Colombian pesos, 22.2% in Venezuelan bolívares fuertes and 19.6% in Argentine pesos as of December 31, 2008.

•

FEMSA Cerveza. As of December 31, 2009, FEMSA Cerveza’s total outstanding debt was Ps. 13,864 million, which included Ps. 314 million of outstanding short-term trade and working capital loans. As of December 31, 2008, FEMSA Cerveza had Ps. 13,550 million of outstanding long-term debt consisting of bilateral bank loans and equipment financing loans. Cash and cash equivalents comprised of Mexican pesos, Brazilian reais and U.S. dollars, representing 57%, 40% and 3%, respectively. As of December 31, 2009, cash and cash equivalents were Ps. 1,229 million as compared to Ps. 936 million as of December 31, 2008. FEMSA Cerveza’s average cost of debt, after giving effect to interest rate swaps, as of December 31, 2009, was 8.21% in Mexican pesos, and 1.63% in U.S. dollars. On April 30, 2010, Heineken assumed the total outstanding debt of FEMSA Cerveza. See “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

•	FEMSA Comercio. As of December 31, 2009, FEMSA Comercio does not have outstanding debt.

•

FEMSA and other business. As of December 31, 2009, FEMSA and the companies comprising our other business had total outstanding debt of Ps. 13,876 million, which includes Ps. 3,112 million of outstanding short-term debt (including the current portion of long-term debt). As of December 31, 2009, outstanding long-term debt was Ps. 10,764, which consisted of Ps. 1,500 million of certificados bursátiles, which mature in May 2011, Ps. 3,500 million of certificados bursátiles, which mature in April 2013, Ps. 2,964 million of unidades de inversión (inflation indexed units or UDI) which mature in December 2017 and Ps. 2,800 million which mature in April 2011. Additionally, Ps. 12,362 million of this outstanding debt was assigned to FEMSA Cerveza through intercompany documents, dated as of the closing of the Heineken transaction on April 30, 2010. Heineken paid the total amount of this debt. FEMSA’s average cost of debt, after giving effect to interest rate swaps, as of December 31, 2009, was 8.49% in Mexican pesos.

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

In 2009, the Brazilian government offered an amnesty, which grants a discount for fines and surcharges regarding indirect tax contingencies and allows the application of income tax losses to the remaining balance. In November 2009, our Brazilian operations announced to the Brazilian government the adoption of this amnesty. As a result, the Company cancelled indirect tax contingencies of Ps. 1,008 and applied income tax losses of Ps. 6,886. After amnesty adoption, as of December 31, 2009, Brazilian indirect tax contingencies and income tax losses carryforward amounted to Ps. 941, and Ps. 6,617, respectively. Additionally, since the acquisition of Kaiser, the Company identified some loss contingencies as more likely than not to occur. MolsonCoors, the previous parent of Kaiser agreed to indemnify for any loss related to those contingencies recognized as part of Kaiser’s acquisition in 2006; such indemnity is limited to 82.95%, which was the percentage of Kaiser that the Company acquired from MolsonCoors. Consequently, the Company maintains an account receivable with MolsonCoors of Ps. 1,487 regarding the usage of tax losses to cancel those contingencies, which are recorded as part of accounts receivable and other assets. See “Item 18. Financial statements—Note 23 Taxes.”

The following table presents the nature and amount of loss contingencies recorded as of December 31, 2009:

Loss Contingencies As of December 31, 2009
(in millions of Mexican pesos)
Indirect taxes	Ps. 1,164
Labor	1,672
Legal	216
Total	Ps. 3,052

As is customary in Brazil, we have been asked by the tax authorities to collateralize tax contingencies currently in litigation in respect of Ps. 3,251 by pledging fixed assets and entering into available lines of credit to cover such contingencies.

We have other contingencies for which we have not recorded a reserve. These contingencies or our assessment of them may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of December 31, 2009, the aggregate amount of contingencies for which we have not recorded a reserve was Ps. 11,922 million. These contingencies have been classified as less than probable by our legal counsel.

Capital Expenditures

For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures reached Ps. 13,178 million in 2009 compared to Ps. 14,234 million in 2008, a decrease of 7.4%. This was primarily due to a reduction of investments in the beverage business units related to the economic downturn. The principal components of our capital expenditures have been for equipment, market-related investments and production capacity and distribution network expansion at both Coca-Cola FEMSA and FEMSA Cerveza. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2010

Our capital expenditure budget for 2010 is expected to be approximately US$ 772 million. The following discussion is based on each of our sub-holding companies’ internal 2010 budgets. The capital expenditure plan for 2010 is subject to change based on market and other conditions and the subsidiaries’ results of operations and financial resources.

Coca-Cola FEMSA’s capital expenditures in 2010 are expected to be approximately up to US$ 500 million. Coca-Cola FEMSA’s capital expenditures in 2010 are primarily intended for:

•	investment in manufacturing lines;

•	returnable bottles and cases;

•	market investments (primarily for the placement of refrigeration equipment); and

•	improvements throughout distribution network

•	IT investments.

Coca-Cola FEMSA estimates that of its projected capital expenditures for 2010, approximately 45% will be allocated in respect of its Mexican territories and the remaining will be for its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budget capital expenditures for 2010. Coca-Cola FEMSA’s capital expenditure plan for 2010 may change based on market and other conditions and based on its results of operations and financial results.

FEMSA Comercio’s capital expenditure budget in 2010 is expected to total approximately US$ 238 million, and will be allocated to the opening of new OXXO stores and to a lesser extent to the refurbishing of existing OXXO stores and the investment in two new distribution centers. In addition, investments are planned in FEMSA Comercio’s information technology, ERP software updates and transportation equipment.

Hedging Activities

Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative financial instruments as of December 31, 2009. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

	Fair Value At December 31, 2009
	Maturity less than 1 year	Maturity 1 - 3 years	Maturity 3 - 5 years	Maturity in excess of 5 years	Fair Value Asset (Liability)
	(in millions of Mexican pesos)
Prices quoted by external sources	(791)	(526)	342	468	(507)

Plan for the Disposal of Certain Fixed Assets

We have identified certain fixed assets consisting of land, buildings and equipment for disposal, and we have an approved program for disposal of these fixed assets. These assets are not in use and have been valued at their estimated net realizable value without exceeding their restated acquisition cost. These assets are allocated as follows:

	December 31,
	2009		2008
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	288	Ps.	394
FEMSA Cerveza		208		291
FEMSA and other		42		45

Total	Ps.	538	Ps.	730

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

U.S. GAAP Reconciliation

The principal differences between Mexican Financial Reporting Standards and U.S. GAAP that affect our net income and majority stockholders’ equity relate to the accounting treatment of the following items:

•	consolidation of our subsidiary Coca-Cola FEMSA, which is a consolidated subsidiary for purposes of Mexican Financial Reporting Standards but presented under the equity method for U.S. GAAP purposes;

•	FEMSA’s noncontrolling interest acquisition and sales;

•	deferred income taxes and deferred employee profit sharing;

•	restatement of imported machinery and equipment up to 2007;

•	capitalization of comprehensive financing result;

•	labor liabilities, and

•	start-up expenses.

For a more detailed description of the differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us, as well as U.S. GAAP consolidated balance sheets, statements of income and comprehensive income, and cash flows for the same periods presented for Mexican Financial Reporting Standards purposes and, for the consolidated statement of changes in stockholders’ equity for the years ended December 31, 2009 and 2008 and reconciliation of net income and stockholders’ equity under Mexican Financial Reporting Standards to net income and stockholders’ equity under U.S. GAAP, see notes 26 and 27 to our audited consolidated financial statements.

Pursuant to Mexican Financial Reporting Standards through 2007, our audited consolidated financial statements recognize certain effects of inflation in accordance with Bulletin B-10. These effects were not reversed in our U.S. GAAP financial information. Beginning in 2008, we discontinued inflationary accounting in accordance with NIF B-10 in non-inflationary economic environments.

Under U.S. GAAP, we had net income attributable to controlling interest of Ps. 9,902 million and Ps. 6,852 million in 2009 and 2008, respectively. Under Mexican Financial Reporting Standards, we had net controlling interest income of Ps. 9,908 million and Ps. 6,708 million in 2009 and 2008, respectively. In 2009, net income attributable to controlling interest under U.S. GAAP was slightly lower than net controlling income under Mexican Financial Reporting Standards, mainly due to greater similarity among both accounting standards.

Controlling interest equity under U.S. GAAP as of December 31, 2009 and 2008 was Ps. 98,168 million and Ps. 85,537 million, respectively. Under Mexican Financial Reporting Standards, controlling interest equity as of December 31, 2009 and 2008 was Ps. 81,637 million and Ps. 68,821 million, respectively. The principal reasons for the difference between controlling interest stockholders’ equity under U.S. GAAP and controlling interest equity under Mexican Financial Reporting Standards were the effect of the goodwill generated by the noncontrolling interest acquisitions, deferred income tax, labor liabilities, deferred employee profit sharing and start-up expenses.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Management of our business is vested in the board of directors and in our chief executive officer. Our bylaws provide that the board of directors will consist of no more than 21 directors and their corresponding alternate directors elected by our shareholders at the AGM. Directors are elected for a term of one year. Alternate directors are authorized to serve on the board of directors in place of their specific directors who are unable to attend meetings and may participate in the activities of the board of directors. Nineteen members form our board of directors. Our bylaws provide that the holders of the Series B Shares elect at least eleven directors and that the holders of the Series D Shares elect five directors. See “Item 10. Additional Information—Bylaws.”

In accordance with our bylaws and article 24 of the Mexican Securities Law, at least 25% of the members of our board of directors must be independent (as defined by the Mexican Securities Law).

The board of directors may appoint interim directors in the event that a director is absent or an elected director and corresponding alternate are unable to serve. Such interim directors shall serve until the next AGM, at which the shareholders shall elect a replacement.

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

Series “B” Directors

José Antonio Fernández Carbajal	Born:	February 1954
Director and Chairman of the Board	First elected (Chairman):	2001

	First elected (Director):	1984
	Term expires:	2011
	Principal occupation:	Chief Executive Officer of FEMSA

	Other directorships:	Chairman of the board of Coca-Cola FEMSA, Vice-Chairman of the supervisory board of Heineken and member of the board of Heineken Holding, Vice-Chairman of the board of Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (ITESM) and member of the boards of BBVA Bancomer, Bancomer, Industrias Peñoles, S.A.B. de C.V. (Peñoles), Grupo Industrial Bimbo, S.A.B. de C.V. (Bimbo), Grupo Televisa S.A.B. (Televisa), Controladora Vuela Compañia de Aviación S.A. de C.V. (Volaris), Xignus, S.A. de C.V., and Cemex, S.A.B. de C.V. (Cemex)
	Business experience:	Joined FEMSA’s strategic planning department in 1987, held managerial positions at FEMSA Cerveza’s commercial division and OXXO and appointed our Chief Executive Officer in 1995
	Education:	Holds a degree in industrial engineering and an MBA from ITESM
	Alternate director:	Federico Reyes García

Eva Garza Lagüera Gonda(1)	Born:	April 1958
Director	First elected:	1999
	Term expires:	2011
	Principal occupation:	Private investor
	Other directorships	Member of the boards of directors of Coca-Cola FEMSA, ITESM and Premio Eugenio Garza Sada
	Education:	Holds a degree in Communication Sciences from ITESM
	Alternate director:	Paulina Garza Lagüera Gonda(2)

Bárbara Garza Lagüera Gonda (2)	Born:	December 1959
Director	First elected:	2002
	Term expires:	2011
	Principal occupation:	Private investor
	Business experience:	Former President / Chief Executive Officer of Alternativas Pacíficas, A.C., (a non-profit organization)
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Enrique F. Senior Hernández

José Fernando Calderón Rojas	Born:	July 1954
Director	First elected:	2005
	Term expires:	2011
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Franca Servicios, S.A. de C.V., Servicios Administrativos de Monterrey, S.A. de C.V., Regio Franca, S.A. de C.V., and Franca Industrias, S.A. de C.V.
	Other directorships:	Member of the boards of Bancomer and Alfa, S.A.B. de C.V. (Alfa)
	Education:	Holds a law degree from the Universidad Autónoma de Nuevo León (UANL) and completed specialization studies in tax at UANL
	Alternate director:	Francisco José Calderón Rojas(3)

Consuelo Garza de Garza	Born:	October 1930
Director	First elected:	1995
	Term expires:	2011
	Business experience:	Founder and former President of Asociación Nacional Pro-Superación Personal, (a non-profit organization)
	Alternate director:	Alfonso Garza Garza(4)

Max Michel Suberville	Born:	July 1932
Director	First elected:	1985
	Term expires:	2011
	Principal occupation:	Private Investor
	Other directorships:	Co-chairman of the equity committee of El Puerto de Liverpool, S.A.B. de C.V. (Liverpool). Member of the boards of Peñoles, Grupo Nacional Provincial, S.A. (GNP), Grupo Profuturo, S.A. de C.V. (Profuturo), Grupo GNP Pensiones, S.A. de C.V. y Afinazadora Sofimex, S.A.
	Education:	Holds a graduate degree from The Massachusetts Institute of Technology and completed post-graduate studies at Harvard University
	Alternate director:	Max Michel González(5)

Alberto Bailleres	Born:	August 1931
Director	First elected:	1989
	Term expires:	2011
	Principal occupation:	Chairman of the boards of Grupo BAL, S.A. de C.V. Peñoles, GNP, Fresnillo plc, Grupo Palacio de Hierro, S.A.B. de C.V., Profuturo, Instituto Tecnológico Autónomo de México and director of Valores Mexicanos Casa de Bolsa, S.A. de C.V.
	Other directorships:	Member of the boards of BBVA Bancomer, Bancomer, Dine, S.A.B. de C.V. (formerly Grupo Desc) (Dine), Televisa, Grupo Kuo, S.A.B. de C.V. (formerly Grupo Desc) (Kuo).
	Education:	Holds an economics degree from Instituto Tecnológico Autónomo de México
	Alternate director:	Arturo Fernández Pérez

Francisco Javier Fernández Carbajal(6)	Born:	April 1955
Director	First elected:	2005
	Term expires:	2011
	Principal occupation:	Chief Executive Officer of Servicios Administrativos Contry, S.A. de C.V.
	Other directorships:	Member of the boards of Visa, Inc., Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Alfa and Fresnillo, Plc.
	Education:	Holds degrees in mechanical and electrical engineering from ITESM and an MBA from Harvard Business School
	Alternate director:	Javier Astaburuaga Sanjines

Ricardo Guajardo Touché	Born:	May 1948
Director	First elected:	1988
	Term expires:	2011
	Principal occupation:	Chairman of Solfi, S.A. and Director of Grupo Valores Monterrey
	Other directorships:	Member of the Board of Liverpool, Alfa, BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR), Bimbo, BBVA Compass Bank, Nacional Monte de Piedad, Grupo Coppel and Coca-Cola FEMSA
	Business experience:	Has held senior executive positions in our company, Grupo AXA, S.A. de C.V. and Valores de Monterrey, S.A. de C.V. Former Chairman of the Board of BBVA Bancomer
	Education:	Holds degrees in electrical engineering from ITESM and the University of Wisconsin and a masters degree from the University of California at Berkeley
	Alternate director:	Othón Páez Garza

Alfredo Livas Cantú	Born:	July 1951
Director	First elected:	1995
	Term expires:	2011
	Principal occupation:	President of Praxis Financiera, S.C.
	Other directorships:	Member of the boards of Grupo Industrial Saltillo, S.A.B. de C.V., British American Tobacco (Mexican board), Nacional Monte de Piedad, I.A.P., Primero Fianzas, Grupo Christus Muguerza and Grupo Financiero Banorte, S.A.B. de C.V. (alternate)
	Business experience:	Joined FEMSA in 1978 and held several positions in the areas of financial planning and treasury and served as Chief Financial Officer from 1989 to 1999
	Education:	Holds an economics degree from UANL and an MBA and masters degree in economics from the University of Texas
	Alternate Director:	Sergio Deschamps Ebergenyi

Roberto Servitje Sendra	Born:	January 1928
Director	First elected:	1995
	Term expires:	2011
	Principal occupation:	Chairman of the board of Bimbo
	Other directorships:	Member of the boards of Chrysler de México, S.A. de C.V., Grupo Altex, S.A. de C.V. and ASUR
	Business experience:	Founding member and active chairman of Bimbo
	Education:	Holds a PMD degree from Harvard University
	Alternate director:	Juan Guichard Michel(7)

Carlos Salguero	Born:	October 1929
Director	First elected:	1995
	Term expires:	2011
	Business experience:	Former Phillip Morris Executive Vice-President of Latin America/Iberia, Chairman of the board of Salguero Holdings BVI and Salguero Hotels Chile; and Partner of Salguero Hotels AR
	Other directorships:	Member of the boards of Hotel Esencia in Mexico, City Net, S.A., Retail Media, S.L., Mazarron Beach in Spain and Stratek Plastic Ltd in Ireland
	Education:	Holds a business degree from the Columbian Faculty of Economic Sciences, postgraduate studies in economics and management from Albany Business College and University College (Syracuse) and received an Honor for Civil Merit by H.M. the King of Spain in 1995
	Alternate director:	Alfonso González Migoya

Mariana Garza Lagüera Gonda(2)	Born:	April 1970
Director	First elected:	2001
	Term expires:	2011
	Business experience:	Private Investor
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, Hospital San José Tec de Monterrey and Museo de Historia Mexicana
	Education:	Holds a business administration degree in Industrial Engineering from ITESM and a Master of International Management from the Thunderbird American Graduate School of International Management
	Alternate director:	Carlos Salazar Lomelín

José Manuel Canal Hernando	Born:	February 1940
Director	First elected:	2003
	Term expires:	2011
	Principal occupation:	Private consultant
	Other directorships:	Member of the boards of Coca-Cola FEMSA, BBVA Bancomer, Banco Compartamos, S.A., ALSEA, S.A.B. de C.V., Kuo, Consorcio Comex and Grupo Proa.
	Business experience:	Former managing partner at Ruiz, Urquiza y Cía, S.C. from 1981 to 1999, acted as our statutory examiner from 1984 to 2002, presided in the Committee of Surveillance of the Mexican Institute of Finance Executives, has participated in several commissions at the Mexican Institute of Public Accountants and has extensive experience in financial auditing for holding companies, banks and financial brokers
	Education:	Holds a CPA degree from the Universidad Nacional Autónoma de México
	Alternate director:	Ricardo Saldívar Escajadillo

Series “D” Directors

Armando Garza Sada	Born:	June 1957
Director	First elected:	2003
	Term expires:	2011
	Principal occupation:	Chairman of the board of directors of Alfa
	Other directorships:	Member of the boards of Directors of Alfa, Grupo Gigante, S.A. de C.V., Liverpool, Grupo Lamosa S.A.B. de C.V., Bolsa Mexicana de Valores, S.A.B. de C.V., MVS Comunicaciones, S.A. de C.V, ITESM, Frisa Forjados, S.A. de C.V. and CYDSA, S.A.B. de C.V.
	Business experience:	He has a long professional career in Alfa, including Executive Vice-President of Corporate Development
	Education:	Holds a degree in industrial engineering from ITESM and a MBA from Stanford University
	Alternate director:	Eduardo Padilla Silva

Alexis E. Rovzar de la Torre	Born:	July 1951
Director	First elected:	1988
	Term expires:	2011
	Principal occupation:	Executive Partner at White & Case, S.C. law firm
	Other directorships:	Member of the boards of Coca-Cola FEMSA (chairman of its audit committee), Bimbo, Bank of Nova Scotia, Grupo Comex, S.A. de C.V., and Grupo ACIR, S.A. de C.V.
	Business experience:	Expert in private and public mergers and acquisitions as well as other aspects of financial law and has been advisor to many companies on international business and joint venture transactions
	Education:	Holds a law degree from the Universidad Nacional Autónoma de México
	Alternate director:	Francisco Zambrano Rodríguez

Helmut Paul	Born:	March 1940
Director	First elected:	1988
	Term expires:	2011
	Principal occupation:	Senior Advisor to Darby Overseas Investments, Ltd. and Council for Emerging Market Solutions of Zurich Financial Services.
	Other directorships:	Member of the board of Coca-Cola FEMSA
	Education:	Holds an MBA from the University of Hamburg
	Alternate director:	Michael Larson

Lorenzo H. Zambrano	Born:	March 1944
Director	First elected:	1995
	Term expires:	2011
	Principal occupation:	Chairman and Chief Executive Officer of Cemex
	Other directorships:	Member of the boards of IBM Corporation, Axtel, S.A.B. de C.V., and member of Citigroup’s International Advisory Board, Chairman of the board of ITESM
	Education:	Holds a degree in mechanical engineering and administration from ITESM and an MBA from Stanford University
	Alternate director:	Francisco Garza Zambrano

Robert E. Denham	Born:	August 1945
Director	First elected:	2001
	Term expires:	2011
	Principal occupation:	Partner of Munger, Tolles & Olson LLP law firm
	Other directorships:	Member of the boards of Wesco Financial Corporation, New York Times Co., Oaktree Capital Group, LLC and Chevron Corp.
	Business experience:	Former Chief Executive Officer of Salomon Inc., representative to the APEC Business Advisory Council and member of the OECD Business Sector Advisory Group on Corporate Governance
	Education:	Magna cum laude graduate from the University of Texas, holds a JD from Harvard Law School and a masters degree in Government from Harvard University
	Alternate director:	José González Ornelas

(1)	Wife of José Antonio Fernández Carbajal.
(2)	Sister-in-law of José Antonio Fernández Carbajal.
(3)	Brother of José Calderón Rojas.
(4)	Son of Consuelo Garza de Garza.
(5)	Son of Max Michel Suberville.
(6)	Brother of José Antonio Fernández Carbajal.
(7)	Nephew of Max Michel Suberville.

Senior Management

The names and positions of our current senior management and that of our principal sub-holding companies, their dates of birth and information on their principal business activities both within and outside of FEMSA are as follows:

FEMSA

José Antonio Fernández Carbajal	See “—Directors.” Joined FEMSA:	1987
Chief Executive Officer	Appointed to current position:	1994

Javier Astaburuaga Sanjines Executive Vice-President of Finance and Strategic Development	Born: Joined FEMSA:	July 1959 1982
	Appointed to current position:	2006
	Business experience within FEMSA:	Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance, held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer and for two years was FEMSA Cerveza’s Director of Sales for the north region of Mexico until 2003 in which he was appointed FEMSA Cerveza’s Co-Chief Executive Officer-Operations

	Directorships:	Member of the board of Coca-Cola FEMSA and member of the supervisory board of Heineken.
	Education:	Holds a CPA degree from ITESM

Federico Reyes García Executive Vice-President of Corporate Development	Born: Joined FEMSA:	September 1945 1999
	Appointed to current position:	2006
	Business experience within FEMSA:	Director of Corporate Development, 1992 and Chief Financial Officer from 1999 until 2006
	Directorships:	Member of the boards of Coca-Cola FEMSA and alternate member of de the board of directors of Bimbo
	Other business experience:	Served as Director of Corporate Staff at Grupo AXA and has extensive experience in the insurance sector, working eight years in Valores de Monterrey, S.A. de C.V., six of them as Chief Executive Officer
	Education:	Holds a degree in business and finance from ITESM

José González Ornelas Executive Vice President of Administration and Operative Control	Born: Joined FEMSA:	April 1951 1973
	Appointed to current position:	2001
	Business experience within FEMSA:	Has held several managerial positions in FEMSA including Chief Financial Officer of FEMSA Cerveza, Director of Planning and Corporate Development of FEMSA and Chief Executive Officer of FEMSA Logística, S.A. de C.V.
	Education:	Holds a CPA degree from UANL and has post-graduate studies in business administration from the Instituto Panamericano de Alta Dirección de Empresa (IPADE)

Alfonso Garza Garza Executive Vice President of Human Resources Procurement and IT	Born: Joined FEMSA:	July 1962 1985
	Appointed to current position:	2005
	Business experience within FEMSA:	Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at Cervecería Cuauhtémoc Moctezuma, S.A. de C.V and as Chief Executive Officer of FEMSA Empaques
	Directorships:	Member of the board of Coca-Cola FEMSA
	Education:	Holds a degree in Industrial Engineering from ITESM and an MBA from IPADE

Genaro Borrego Estrada Director of Corporate Affairs	Born: Joined FEMSA:	February, 1949 2007
	Appointed to current position:	2007
	Professional Experience:	Constitutional Governor of the Mexican State of Zacatecas from 1986 to 1992, General Director of the Mexican Social Security Institute from 1993 to 2000, and Senator in Mexico for the State of Zacatecas from 2000 to 2006

	Directorships:	Member of the board of TANE, S.A. de C.V.
	Education:	Holds a bachelor’s degree in International Relations from the Universidad Iberoamericana

Carlos Aldrete Ancira	Born: Joined FEMSA:	August 1956 1979
General Counsel and Secretary	Appointed to current position:	1996
	Directorships:	Secretary of the Board of directors of FEMSA and secretary of the board of directors of all of the sub-holding companies
	Business experience within FEMSA:	Extensive experience in international business and financial transactions, debt issuances and corporate restructurings and expertise in securities and private mergers and acquisitions law
	Education:	Holds a law degree from the UANL and a masters degree in Comparative Law from the College of Law of the University of Illinois

Coca-Cola FEMSA

Carlos Salazar Lomelín Chief Executive Officer	Born: Joined FEMSA:	April 1951 1973
	Appointed to current position:	2000
	Business experience within FEMSA:	Has held managerial positions in several subsidiaries of FEMSA, including Grafo Regia, S.A. de C.V. and Plásticos Técnicos Mexicanos, S.A. de C.V., served as Chief Executive Officer of FEMSA Cerveza, where he also held various management positions in the Commercial Planning and Export divisions
	Directorships:	Member of the boards of Coca-Cola FEMSA, BBVA Bancomer, Bancomer, AFORE Bancomer, S.A. de C.V., Seguros Bancomer, S.A. de C.V. and Premio Eugenio Garza Sada
	Education:	Holds a bachelor’s degree in economics from ITESM, and performed postgraduate studies in business administration and economic development in Italy

Héctor Treviño Gutiérrez Chief Financial Officer	Born: Joined FEMSA: Appointed to current position:	August 1956 1981 1993
	Business experience within FEMSA:	Has held managerial positions in the international financing, financial planning, strategic planning and corporate development areas of FEMSA
	Directorships:	Independent director of the Investment Committee of SIEFORES, Insurance and Pensions of BBVA Bancomer
	Education:	Holds a degree in chemical engineering from ITESM and an MBA from the Wharton Business School

FEMSA Comercio

Eduardo Padilla Silva Chief Executive Officer	Born: Joined FEMSA: Appointed to current position:	January 1955 1997 2004
	Business experience within FEMSA:	Director of Planning and Control of FEMSA from 1997 to 1999 and Chief Executive Officer, Strategic Business Division from 2000 until 2003

Other business experience:	Had a 20-year career in Alfa, culminating with a ten-year tenure as Chief Executive Officer of Terza, S.A. de C.V., major areas of expertise include operational control, strategic planning and financial restructuring
Directorships:	Member of the board of Grupo Lamosa, S.A. de C.V., alternate member of the board of Coca-Cola FEMSA
Education:	Holds a degree in mechanical engineering from ITESM and an MBA from Cornell University

Compensation of Directors and Senior Management

The compensation of Directors is approved at the AGM. For the year ended December 31, 2009, the aggregate compensation paid to our directors was approximately Ps. 12 million.

For the year ended December 31, 2009, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 1,494 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described in note 16 to our audited consolidated financial statements. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2009, amounts set aside or accrued for all employees under these retirement plans were Ps. 7,883 million, of which Ps. 3,417 million is already funded.

EVA Stock Incentive Plan

In 2004, we, along with our subsidiaries, commenced a new stock incentive plan for the benefit of our executive officers, which we refer to as the EVA stock incentive plan. This plan replaced the stock incentive plan described in note 16 to our audited consolidated financial statements and was developed using as the main metric for the first three years of the plan for evaluation the Economic Value Added, or EVA, framework developed by Stern Stewart & Co., a compensation consulting firm. Under the EVA stock incentive plan, eligible executive officers are entitled to receive a special cash bonus, which will be used to purchase shares.

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

As of April 30, 2010, the trust that manages the EVA stock incentive plan held a total of 12,321,023 BD Units of FEMSA and 3,135,286 Series L Shares of Coca-Cola FEMSA, each representing 0.07% and 0.17% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

Insurance Policies

We maintain life insurance policies for all of our employees. These policies mitigate the risk of having to pay death benefits in the event of an industrial accident. We maintain a directors and officers’ insurance policy covering all directors and certain key executive officers for liabilities incurred in their capacities as directors and officers.

Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of April 30, 2010, 6,922,159,485 Series B Shares representing 74.86% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”

The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of April 30, 2010 beneficially owned by our directors who are participants in the voting trust, other than the shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
Beneficial Owner	Shares	Percent of Class	Shares	Percent of Class	Shares	Percent of Class
Eva Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Mariana Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Barbara Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Paulina Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Consuelo Garza de Garza	69,401,775	0.75%	12,574,950	0.29%	12,574,950	0.29%
Alberto Bailleres	7,894,821	0.08%	15,789,642	0.36%	15,789,642	0.36%
Alfonso Garza Garza	272,029	—	544,058	0.01%	544,058	0.01%

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

Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. Each committee has a secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors:

•

Audit Committee. The Audit Committee is responsible for (1) reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements, (2) for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee, and (3) identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. The current Audit Committee members are: Alexis E. Rovzar de la Torre (Chairman), José Manuel Canal Hernando (Financial Expert), Francisco Zambrano Rodríguez and Alfonso González Migoya. Each member of the audit committee is an independent director, as required by the Mexican Securities Law and applicable New York Stock Exchange listing standards. The Secretary of the Audit Committee is José González Ornelas, head of FEMSA’s internal audit department.

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

Employees

As of December 31, 2009, our headcount by geographic region was as follows: 84,807 in Mexico, 5,412 in Central America, 9,040 in Colombia, 8,334 in Venezuela, 15,663 in Brazil and 3,953 in Argentina. We include in headcount employees of third-party distributors who we do not consider to be our employees. The table below sets forth headcount for the years ended December 31, 2009, 2008 and 2007:

	Headcount for the Year Ended December 31,
	2009		2008			2007
	Non-Union	Union	Total	Non-Union	Union	Non-Union	Union
Sub-holding company
Coca-Cola FEMSA(1)	35,734	31,692	67,426	34,773	30,248	32,657	25,465
FEMSA Cerveza	14,003	10,738	24,741	15,181	10,844	13,751	10,708
FEMSA Comercio(2)	5,713	17,760	23,473	4,919	16,342	4,488	11,336
Other	6,592	4,947	11,539	6,186	4,488	2,661	3,954

Total	62,042	65,137	127,179	61,059	61,922	53,557	51,463

(1)	Includes employees of third-party distributors who we do not consider to be our employees of 17,241, 17,888 and 16,089 in 2009, 2008, and 2007, respectively.
(2)	Does not include non-management store employees, who are employed directly by each individual store.

As of December 31, 2009, our subsidiaries had entered into 448 collective bargaining or similar agreements with personnel employed at our operations. Each of the labor unions in Mexico is associated with one of 8 different national Mexican labor organizations. In general, we have a good relationship with the labor unions throughout our operations, except for in Colombia and Venezuela, which are the subject of significant labor-related litigation. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA.” The agreements applicable to our Mexican operations generally have an indefinite term and provide for an annual salary review and for review of other terms and conditions, such as fringe benefits, every two years.

The table below sets forth the number of collective bargaining agreements and unions for our employees:

Collective Bargaining Labor Agreements Between

Sub-holding Companies and Unions

As of December 31, 2009

Sub-holding Company	Collective Bargaining Agreements	Labor Unions
Coca-Cola FEMSA	102	48
FEMSA Cerveza	188	18
FEMSA Comercio(1)	80	4
Others	78	8

Total	448	78

(1)	Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to the company as of April 30, 2010. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of April 30, 2010

	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Total Shares of FEMSA Common Stock
	Shares Owned	Percent of Class	Shares Owned	Percent of Class	Shares Owned	Percent of Class
Shareholder
Technical Committee and Trust Participants under the Voting Trust(4)	6,922,159,485	74.86%	0	0.00%	0	0%	38.69%
William H. Gates III(5)	271,831,490	2.9%	543,662,980	12.6%	543,662,980	12.6%	7.6%

(1)	As of April 30, 2010, there were 9,246,420,270 Series B Shares outstanding.

(2)	As of April 30, 2010, there were 4,322,355,540 Series D-B Shares outstanding.

(3)	As of April 30, 2010, there were 4,322,355,540 Series D-L Shares outstanding.

(4)	As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), Paulina Garza Lagüera Gonda, Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Eva Gonda Rivera, Eva Maria Garza Lagüera Gonda, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres González, Maria Teresa Gual Aspe de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the Garza Lagüera family), Corbal, S.A. de C.V. (controlled by Alberto Bailleres Gonzalez), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David) and BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard).

(5)	As reported on Schedule 13D filed on April 26, 2010, includes aggregate shares beneficially owned by Cascade Investments, LLC, over which William H. Gates III has sole voting and dispositive power, and shares beneficially owned by the Bill and Melinda Gates Foundation Trust, over which William H. Gates III and Melinda French Gates have shared voting and dispositive power.

As of June 18, 2010, there were 251 holders of record of ADSs in the United States, which represented approximately 60% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

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

The trust participants agreed to certain transfer restrictions with respect to the trust assets. The trust is irrevocable, for a term that will conclude on May 31, 2013 (subject to additional five-year renewal terms), during which time, trust assets may be transferred by trust participants to spouses and immediate family members and, subject to certain conditions, to companies that are 100% owned by trust participants, which we refer to as the permitted transferees, provided in all cases that the transferee agrees to be bound by the terms of the voting trust. In the event that a trust participant wishes to sell part of its trust assets to someone other than a permitted transferee, the other trust participants have a right of first refusal to purchase the trust assets that the trust participant wishes to sell. If none of the trust participants elects to acquire the trust assets from the selling trust participant, the technical committee will have a right to nominate (subject to the approval of technical committee members representing 75% of the trust assets, excluding trust assets that are the subject of the sale) a purchaser for such trust assets. In the event that none of the trust participants or a nominated purchaser elects to acquire trust assets, the selling trust participant will have the right to sell the trust assets to a third-party on the same terms and conditions that were offered to the trust participants. Acquirors of trust assets will only be permitted to become parties to the voting trust upon the affirmative vote by the technical committee of at least 75% of the trust shares, which must include trust shares represented by at least three trust group representatives. In the event that a trust participant holding a majority of the trust assets elects to sell its trust assets, the other trust participants have “tag along” rights that will enable them to sell their trust assets to the acquiror of the selling trust participant’s trust assets.

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

We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans, bond offerings in the local capital markets and credit line facilities, with subsidiaries of BBVA Bancomer, a financial services holding company of which José Antonio Fernández Carbajal, our Chairman and Chief Executive Officer, Alberto Bailleres and Ricardo Guajardo Touché, who are also directors of FEMSA, are directors. We made interest expense payments and fees paid to BBVA Bancomer in respect of these transactions of Ps. 591 million, Ps. 780 million and Ps. 305 million as of the end of December 31, 2009, 2008 and 2007, respectively. The total amount due to BBVA Bancomer as of the end of December 31, 2009 and 2008 were Ps. 10,124 million and Ps. 10,060 million, respectively.

We maintain an insurance policy covering auto insurance and medical expenses for executives issued by Grupo Nacional Provincial, S.A., an insurance company of which the chairman of the board and chief executive officer is Alberto Bailleres, one of our directors. The aggregate amount of premiums paid under these policies was approximately Ps. 123 million, Ps. 83 million and Ps. 31 million in 2009, 2008 and 2007, respectively.

We, along with certain of our subsidiaries, spent Ps. 247 million, Ps. 253 million and Ps. 178 million in the ordinary course of business in 2009, 2008 and 2007, respectively, in publicity and advertisement purchased from Grupo Televisa, S.A.B., a media corporation in which our Chairman and Chief Executive Officer, José Antonio Fernández Carbajal, and two of our Directors, Alberto Bailleres and Lorenzo Zambrano, serve as directors.

We regularly engage in the ordinary course of business in hedging transactions, and enter into loans and credit line facilities on an arm’s length basis with subsidiaries of Grupo Financiero Banamex, S.A. de C.V., a financial services holding company in which Lorenzo Zambrano, one of our directors also serves as director. The interest expense and fees paid to Grupo Financiero Banamex as of December 31, 2009, 2008 and 2007 was Ps. 246 million, Ps. 289 million and Ps. 539 million, respectively.

Coca-Cola FEMSA in its ordinary course of business, purchased Ps. 1,044 million and Ps. 863 million in 2009 and 2008, respectively, in juices from subsidiaries of Jugos del Valle.

FEMSA Comercio in its ordinary course of business, purchased Ps. 1,733 million, Ps. 1,578 million and Ps. 1,324 million in 2009, 2008 and 2007, respectively, in baked goods and snacks for its stores from subsidiaries of Grupo Bimbo, of which the chairman of the board is Roberto Servitje, a director of FEMSA. Additionally, FEMSA Comercio purchased Ps. 1,413 million, Ps. 1,439 million and Ps. 1,064 million in 2009, 2008 and 2007, respectively, in cigarettes from British American Tobacco Mexico (BAT Mexico), of which Alfredo Livas Cantú, who is member of the board of directors of FEMSA, is also a member of the board of directors. These purchases were entered into in the ordinary course of business, and we believe they were made on terms comparable to those that could be obtained in arm’s length negotiations with unaffiliated third parties.

José Antonio Fernández Carbajal, Eva Garza de Fernández, Ricardo Guajardo Touché and Lorenzo H. Zambrano, who are directors of FEMSA, are also members of the board of directors of ITESM, which is a prestigious university in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries. As of the end of December 31, 2009, 2008 and 2007, donations to ITESM amounted to Ps. 100 million, Ps. 79 million and Ps. 108 million, respectively.

Business Transactions between Coca-Cola FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with The Coca-Cola Company and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total payments by Coca-Cola FEMSA to The Coca-Cola Company for concentrates were approximately Ps. 16,863 million, Ps. 13,518 million and Ps. 12,239 million in 2009, 2008 and 2007, respectively. Coca-Cola FEMSA and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to Coca-Cola FEMSA’s coolers, bottles and cases investment program. Coca-Cola FEMSA received contributions to its marketing expenses and the coolers investment program, of Ps. 1,945 million, Ps. 1,995 million and 1,582 million in 2009, 2008 and 2007, respectively.

In December 2007 and in May 2008, Coca-Cola FEMSA sold most of its proprietary brands to The Coca-Cola Company. The proprietary brands are now being licensed back to Coca-Cola FEMSA by The Coca-Cola Company pursuant to Coca-Cola FEMSA’s bottler agreements. The December 2007 transaction was valued at US$ 48 million and the May 2008 transaction was valued at US$ 16 million. Coca-Cola FEMSA believes that both of these transactions were conducted on an arm’s length basis. Revenues from the sale of proprietary brands realized in prior years in which Coca-Cola FEMSA has a significant continuing involvement are deferred and amortized against the related costs of future sales over the estimated sales period. The balance to be amortized amounted to Ps. 616 million, Ps. 571 million and Ps. 603 million as of December 31, 2009, 2008 and 2007, respectively. The short-term portions are included in other current liabilities as of December 31, 2009, 2008 and 2007, and amounted to Ps. 203, Ps. 139 and Ps. 113 million, respectively.

In Argentina, Coca-Cola FEMSA purchases a portion of its plastic ingot requirements for producing plastic bottles and all of its returnable plastic bottle requirements from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina, S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil in which The Coca-Cola Company has a substantial interest.

In November 2007, Administración S.A.P.I acquired 100% of the shares of capital stock of Jugos del Valle. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In June 2008, Administración S.A.P.I. and Jugos del Valle (surviving company) were merged. Subsequently, Coca-Cola FEMSA and The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and the Brazilian operations, respectively, of Jugos del Valle, through transactions completed during 2008. Coca-Cola FEMSA holds an interest of approximately 20% in each of the Mexican and the Brazilian joint businesses. Jugos del Valle sells juice-based beverages and fruit derivatives. Coca-Cola FEMSA distributes the Jugos del Valle line of juice-based beverages in Brazil and its territories in Latincentro.

In February 2009, Coca-Cola FEMSA acquired with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, a subsidiary of SABMiller. Coca-Cola FEMSA acquired the production assets and the rights to distribute in the territory, and The Coca-Cola Company acquired the Brisa brand. Coca-Cola FEMSA and The Coca-Cola Company equally shared in paying the purchase price of US$ 92 million. Following a transition period, in June 2009, Coca-Cola FEMSA started to sell and distribute the Brisa portfolio of products in Colombia.

In May 2009, Coca-Cola FEMSA completed a transaction to develop the Crystal trademark water business in Brazil jointly with The Coca-Cola Company.

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

After the corresponding legal proceedings in 2008 in the Tribunal Colegiado de Circuito (Mexican Federal Court), a final adverse judgment was rendered against two of the six Mexican Coca-Cola FEMSA subsidiaries involved, upholding a fine of approximately Ps. 10.5 million imposed by CFC on each of the two subsidiaries and ordering immediate suspension of such practices of alleged exclusivity arrangements and conditional dealing. Coca-Cola FEMSA has already paid these two fines and it has established reserves for the other four. The Mexican Supreme Court decided to resolve the proceedings with respect to the complaints against the remaining four subsidiaries, and on June 9, 2010, the Mexican Federal Court ordered the CFC to reconsider certain aspects of these proceedings, which means that the CFC may issue a new resolution of this case, following specific guidelines provided by the Mexican Supreme Court. Coca-Cola FEMSA has not received the full text of this judgment yet. Although we cannot predict the outcome, if any fines are reinstated, we estimate they will not have a material adverse effect on Coca-Cola FEMSA’s financial condition or results of operations.

In February 2009, the CFC began a new investigation of alleged monopolistic practices consisting of sparkling beverage sales subject to exclusivity agreements and the granting of discounts and/or benefits in exchange for exclusivity arrangements with certain retailers. As part of this investigation, the CFC has been requiring several Coca-Cola bottlers in Mexico to deliver information regarding their commercial practices and Coca-Cola FEMSA was required to do so in February 2010. In the event that the CFC finds evidence of monopolistic practices, it may begin administrative proceedings against the companies involved. We cannot determine the scope of the investigation at this time.

Central America

Antitrust Matters in Costa Rica

During August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission), pursuant to a complaint filed by PepsiCo. and its bottler in Costa Rica, initiated an investigation of the sales practices of The Coca-Cola Company and Coca-Cola FEMSA’s Costa Rican subsidiary for alleged monopolistic practices in retail distribution, including sales exclusivity arrangements. A ruling from the Costa Rican Antitrust Commission was issued in July 2004, which found Coca-Cola FEMSA’s subsidiary in Costa Rica engaged in monopolistic practices with respect to exclusivity arrangements, pricing and the sharing of coolers under certain limited circumstances and imposed a US$ 130,000 fine. Coca-Cola FEMSA’s appeal of the Costa Rican Antitrust Commission’s ruling was dismissed. Coca-Cola FEMSA has filed judicial proceedings challenging the ruling of the Costa Rican Antitrust Commission and the process is still pending in court. We believe that this matter will not have a material adverse effect on its financial condition or results of operations.

In November, 2004, Ajecen del Sur S.A., the bottler of Big Cola in Costa Rica, filed a complaint before the Costa Rican Antitrust Commission related to monopolistic practices in retail distribution and exclusivity agreements against The Coca-Cola Company and Coca-Cola FEMSA’s Costa Rican subsidiary. The Costa Rican Antitrust Commission has decided to pursue an investigation. The period for gathering of evidence ended in August 2008, and the final arguments have been filed. Coca-Cola FEMSA expects that the maximum fine that could be imposed is US$ 300 thousand. Coca-Cola FEMSA is waiting for the final resolution to be issued by the Costa Rican Antitrust Commission.

Colombia

Labor Matters

During July 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against certain of Coca-Cola FEMSA’s subsidiaries. The plaintiffs alleged that the subsidiaries engaged in wrongful acts against the labor union and its members in Colombia, including kidnapping, torture, death threats and intimidation. The complaint alleges claims under the U.S. Alien Tort Claims Act, Torture Victim Protection Act, Racketeer Influenced and Corrupt Organizations Act and state tort law and seeks injunctive and declaratory relief and damages of more than US$ 500 million, including treble and punitive damages and the cost of the suit, including attorney fees. In September 2006, the federal district court dismissed the complaint with respect to all claims. The plaintiffs appealed and in August 2009, the Appellate Court affirmed the decision in favor of Coca-Cola FEMSA’s subsidiaries. The plaintiffs moved for a rehearing, and in September 2009, the rehearing motion was denied. Plaintiffs attempted to seek reconsideration en banc, but so far, the court has not considered it.

Venezuela

Tax Matters

In 1999, some of Coca-Cola FEMSA’s Venezuelan subsidiaries received notice of indirect tax claims asserted by the Venezuelan tax authorities. These subsidiaries have taken the appropriate measures against these claims at the administrative level and filed appeals with the Venezuelan courts. The claims currently amount to approximately US$ 21.1 million. Coca-Cola FEMSA has certain rights to indemnification from Venbottling Holding, Inc., a former shareholder of Panamco and The Coca-Cola Company, for a substantial portion of the claims. Coca-Cola FEMSA does not believe that the ultimate resolution of these cases will have a material adverse effect on its financial condition or results of operations.

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

Significant Changes

Since December 31, 2009, the following significant changes have occurred in our business, each of which is described in more detail in “Item 5. Operating and Financial Review and Prospects—Recent Developments” and in note 29 to our consolidated financial statements:

•	On March 10, 2010, FEMSA announced that subsidiaries of FEMSA have signed an agreement with subsidiaries of The Coca-Cola Company to amend the shareholders agreement for Coca-Cola FEMSA; and

•	On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group.

ITEM 9.	THE OFFER AND LISTING

Description of Securities

We have three series of capital stock, each with no par value:

•	Series B Shares;

•	Series D-B Shares; and

•	Series D-L Shares.

Series B Shares have full voting rights, and Series D-B and D-L Shares have limited voting rights. The shares of our company are not separable and may be transferred only in the following forms:

•	B Units, consisting of five Series B Shares; and

•	BD Units, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.

At our AGM held on March 29, 2007, our shareholders approved a three-for-one stock split in respect all of our outstanding capital stock. Following the stock split, our total capital stock consists of 2,161,177,770 BD Units and 1,417,048,500 B Units. Our stock split also resulted in a three-for-one stock split of our American Depositary Shares. The stock-split was conduced on a pro-rata basis in respect of all holders of our shares and all ADSs holders of record as of May 25, 2007, and the ratio of voting and non-voting shares was maintained, thereby preserving our ownership structure as it was prior to the stock-split.

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

•

the Series B Shares and Series L Shares would be entitled to share equally in any dividend, and the dividend preferences of the Series D-B Shares and Series D-L Shares of 125% of any amount distributed in respect of each Series B Share existing prior to May 11, 2008, would be terminated.

However, following the April 22, 2008, shareholder approvals, these changes will no longer occur and instead our share and unit structure will remain unchanged, absent shareholder action, as follows:

•	the BD Units and the B Units will continue to exist; and

•	the dividend preferences of the Series D-B Shares and Series D-L Shares of 125% of any amount distributed in respect of each Series B Share will continue to exist.

The following table sets forth information regarding our capital stock as of April 30, 2010:

Class	Number	Percentage of Capital	Percentage of Full Voting Rights
Series B Shares (no par value)	9,246,420,270	51.68%	100%
Series D-B Shares (no par value)	4,322,355,540	24.16	0
Series D-L Shares (no par value)	4,322,355,540	24.16	0
Total Shares	17,891,131,350	100	100
Units
BD Units	2,161,177,770	60.4	23.437
B Units	1,417,048,500	39.6	76.63
Total Units	3,578,226,270	100	100

Trading Markets

Since May 11, 1998, ADSs representing BD Units have been listed on the New York Stock Exchange, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADS represents 10 BD Units deposited under the deposit agreement with the ADS depositary. As of June 18, 2010, approximately 62% of BD Units traded in the form of ADSs.

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

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission or CNBV). Most securities traded on the Mexican Stock Exchange, including ours, are on deposit with S.D. Indeval Instituto para el Depósito de Valores S.A. de C.V., which we refer to as Indeval, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Price History

The following tables set forth, for the periods indicated, the reported high, low and closing sale prices and the average daily trading volumes for the B Units and BD Units on the Mexican Stock Exchange and the reported high, low and closing sale prices and the average daily trading volumes for the ADSs on the New York Stock Exchange.

	B Units (1)
	Nominal pesos				Close US$(4)	Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)	FX rate
2005	24.17	15.60	21.67	10.63	2.04	674,773
2006	34.03	23.00	33.33	10.80	3.09	197,478
2007	42.33	31.79	37.00	10.92	3.39	1,814
2008
First Quarter	41.95	32.00	41.94	10.63	3.95	692
Second Quarter	46.00	40.00	40.00	10.30	3.88	34,993
Third Quarter	44.00	40.00	42.00	10.97	3.83	481
Fourth Quarter	42.00	34.99	34.99	13.83	2.53	7
2009
First Quarter	34.00	30.50	30.50	14.21	2.15	18
Second Quarter	38.79	31.00	35.60	13.17	2.70	556
Third Quarter	41.00	35.00	38.60	13.48	2.86	363
Fourth Quarter	57.00	38.00	55.00	13.06	4.21	440
October	55.00	38.00	54.49	13.16	4.14	579
November	57.00	54.40	57.00	12.92	4.41	538
December	57.00	55.00	55.00	13.06	4.21	667
2010
January	55.00	44.00	49.90	13.03	3.83	437
February	49.92	47.00	48.46	12.76	3.80	1,200
March	51.50	48.00	48.50	12.30	3.94	5,047
First Quarter	55.00	44.00	48.50	12.30	3.94	1,900
April	51.00	48.00	51.00	12.23	4.17	5,115
May	50.99	45.05	45.05	12.86	3.50	169
June(5)	50.00	49.98	49.98	12.54	3.98	283

(1)	The prices and average daily trading volume for the B Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the B Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the Federal Reserve Bank of New York using the period-end exchange rate.

(5)	Information from June 1 to June 18, 2010.

	BD Units (1)
	Nominal pesos				Close US$(4)	Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)	FX rate
2005	26.46	18.63	25.69	10.63	2.42	2,088,995
2006	42.25	25.69	41.72	10.80	3.86	2,368,706
2007	48.58	32.73	41.70	10.92	3.82	3,889,800
2008
First Quarter	46.53	36.13	44.77	10.63	4.21	3,197,835
Second Quarter	49.19	42.77	46.96	10.30	4.56	3,037,459
Third Quarter	49.16	38.50	41.58	10.97	3.79	2,743,194
Fourth Quarter	42.03	26.10	41.37	13.83	2.99	3,394,665
2009
First Quarter	44.24	30.49	35.86	14.21	2.52	3,032,889
Second Quarter	45.99	35.32	42.41	13.17	3.22	2,833,756
Third Quarter	52.26	40.98	51.38	13.48	3.81	2,637,506
Fourth Quarter	63.20	55.92	62.65	13.06	4.80	3,552,563
October	62.53	55.92	55.99	13.16	4.26	4,060,068
November	59.15	56.63	58.88	12.92	4.56	3,740,842
December	63.20	59.77	62.65	13.06	4.80	2.882,455
2010
January	64.39	54.29	55.36	13.03	4.25	5,766,620
February	55.12	53.33	54.86	12.76	4.30	3,353,689
March	59.83	55.89	59.03	12.30	4.80	3,543,818
First Quarter	64.39	53.33	59.03	12.30	4.80	4,213,385
April	59.69	56.98	58.39	12.23	4.78	3,195,390
May	57.76	53.54	56.49	12.86	4.39	3,427,210
June(5)	59.03	54.61	59.03	12.54	4.71	2,466,750

(1)	The prices and average daily trading volume for the BD Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the BD Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the Federal Reserve Bank of New York using the period-end exchange rate.

(5)	Information from June 1, 2010 to June 18, 2010.

	ADSs(1)
	U.S. dollars			Average Daily Trading Volume (ADSs)
	High(2)	Low(2)	Close(3)
2005	24.58	16.97	24.17	986,032
2006	39.17	24.41	38.59	1,159,232
2007	44.42	29.96	38.17	1,350,303
2008
First Quarter	43.35	33.37	41.78	1,173,074
Second Quarter	47.48	41.58	45.51	1,156,991
Third Quarter	49.39	35.07	38.14	1,408,044
Fourth Quarter	38.17	19.25	30.13	1,539,345
2009
First Quarter	32.06	19.91	25.21	1,168,072
Second Quarter	34.96	25.27	32.24	820,917
Third Quarter	40.01	30.58	38.05	899,509
Fourth Quarter	49.00	42.65	47.88	1,859,885
October	45.98	42.95	43.31	3,002,220
November	45.69	42.65	45.51	1,425,004
December	49.00	46.52	47.88	1,112,896
2010
January	50.01	41.72	42.16	2,140,702
February	42.80	40.82	42.80	1,068,725
March	47.59	43.74	47.53	1,047,073
First Quarter	50.01	40.82	47.53	1,394,455
April	48.75	46.01	47.33	843,109
May	46.97	40.73	42.18	1,025,424
June(4)	46.98	41.93	46.98	728,891

(1)	Each ADS is comprised of 10 BD Units. Prices and average daily trading volume were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Information from June 1 to June 18, 2010.

ITEM 10.	ADDITIONAL INFORMATION

Bylaws

The following is a summary of the material provisions of our bylaws and applicable Mexican law. Our bylaws were last amended on April 22, 2008. For a description of the provisions of our bylaws relating to our board of directors and executive officers, see “Item 6. Directors, Senior Management and Employees.”

Organization and Registry

We are a sociedad anónima bursátil de capital variable organized in Mexico under the Mexican General Corporations Law. We were incorporated in 1936 under the name Valores Industriales, S.A., as a sociedad anónima, and are currently named Fomento Económico Mexicano, S.A.B. de C.V. We are registered in the Registro Público de la Propiedad y del Comerio (Public Registry of Property and Commerce) of Monterrey, Nuevo León under the mercantile electronic number 1044*9.

Voting Rights and Certain Minority Rights

Each Series B Share entitles its holder to one vote at any of our ordinary or extraordinary general shareholders meetings. Our bylaws state that the board of directors must be composed of no more than 21 members. Holders of Series B Shares are entitled to elect at least 11 members of our board of directors. Holders of Series D Shares are entitled to elect five members of our board of directors. Our bylaws also contemplate that, should a conversion of the Series D-L Shares to Series L Shares occur pursuant to the vote of our Series D-B and Series D-L shareholders at special and extraordinary shareholders meetings, the holders of Series D-L shares (who would become holders of newly-issued Series L Shares) will be entitled to elect two members of the board of directors. None of our shares has cumulative voting rights, which is a right not regulated under Mexican law.

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

Holders of Series D Shares are also entitled to vote on the matters that they are expressly authorized to vote on by the Mexican Securities Law and at any extraordinary shareholders meeting called to consider any of the following matters:

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

The Mexican Securities Law, the Mexican General Corporations Law and our bylaws provide for certain minority shareholder protections. These minority protections include provisions that permit:

•

holders of at least 10% of our outstanding capital stock entitled to vote, including in a limited or restricted manner, to require the chairman of the board of directors or of the audit or corporate practices Committees to call a shareholders’ meeting;

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

Shareholders meetings may be called by the board of directors, the audit committee or the corporate practices committee and, under certain circumstances, a Mexican court. Holders of 10% or more of our capital stock may require the chairman of the board of directors, or the chairman of the audit or corporate practices committees to call a shareholders meeting. A notice of meeting and an agenda must be published in the Periódico Oficial del Estado de Nuevo León (Official State Gazette of Nuevo León) or a newspaper of general circulation in Monterrey, Nuevo León, Mexico at least 15 days prior to the date set for the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whomever convened the meeting. Shareholders meetings will be deemed validly held and convened without a prior notice or publication whenever all the shares representing our capital stock are fully represented. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice. To attend a meeting, shareholders must deposit their shares with the company or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend a meeting, a shareholder may be represented by an attorney-in-fact.

In addition to the provisions of the Mexican General Corporations Law, the ordinary shareholders meeting shall be convened to approve any transaction that, in a fiscal year, represents 20% or more of the consolidated assets of the company as of the immediately prior quarter, whether such transaction is executed in one or several operations. All shareholders shall be entitled to vote on in such ordinary shareholders meeting, including those with limited or restricted voting rights.

Dividend Rights

At the AGM, the board of directors submits the financial statements of the company for the previous fiscal year, together with a report thereon by the board of directors. Once the holders of Series B Shares have approved the financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our paid in capital stock. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders. Dividends may only be paid if net profits are sufficient to offset losses from prior fiscal years.

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

Our bylaws provide that shareholders will not have preemptive rights to subscribe shares in the event of a capital stock increase or listing of treasury stock in the following events: (i) merger of the Company; (ii) conversion of obligations in terms of the Mexican General Credit Instruments and Credit Operations Law (Ley General de Títulos y Operaciones de Crédito); (iii) public offering in terms of articles 53, 56 and related provisions of the Mexican Securities Law; and (iv) capital increase made through the payment in kind of the issued shares or through the cancellation of debt of the Company.

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

Management of the Company

Management of the company is entrusted to the board of directors and also to the chief executive officer, who is required to follow the strategies, policies and guidelines approved by the board of directors and the authority, obligations and duties expressly authorized in the Mexican Securities Law.

At least 25% of the members of the board of directors shall be independent. Independence of the members of the board of directors is determined by the shareholders meeting, subject to the CNBV’s challenge of such determination. In the performance of its responsibilities, the board of directors will be supported by a corporate practices committee and an audit committee. The corporate practices committee and the audit committee consist solely of independent directors. Each committee is formed by at least three board members appointed by the shareholders or by the board of directors as proposed by the chairman of the board. The chairmen of said committees are appointed (taking into consideration their experience, capacity and professional prestige) and removed exclusively by a vote in a shareholders meeting or by the board of directors as proposed by the chairman of the board.

Surveillance

Surveillance of the company is entrusted to the board of directors, which shall be supported in the performance of these functions by the corporate practices committee, the audit committee and our external auditor.

The external auditor has the ability to attend board of directors meetings as an observer, with a right to participate but without voting rights.

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

Forfeiture of Shares

As required by Mexican law, our bylaws provide that non-Mexican holders of BD Units, B Units or shares (1) are considered to be Mexican with respect to such shares that they acquire or hold and (2) may not invoke the protection of their own governments in respect of the investment represented by those shares. Failure to comply with our bylaws may result in a penalty of forfeiture of a shareholder’s capital stock in favor of the Mexican state. In the opinion of Carlos E. Aldrete Ancira, our general counsel, under this provision, a non-Mexican shareholder (including a non-Mexican holder of ADSs) is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican state with respect to its rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in our company. If a shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican state.

Duration

The bylaws provide that the duration of our company is 99 years, commencing on May 30, 1936, unless extended by a resolution of an extraordinary shareholders meeting.

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

Mexican Taxation

For purposes of this summary, the term “non-resident holder” means a holder that is not a resident of Mexico for tax purposes and that does not hold our ADSs in connection with the conduct of a trade or business through a permanent establishment for tax purposes in Mexico. For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has another home outside Mexico, but his or her Centro de Intereses Vitales (Center of Vital Interests) (as defined in the Mexican Tax Code) is located in Mexico and, among other circumstances, more than 50% of that person’s total income during a calendar year comes from within Mexico. A legal entity is a resident of Mexico either if it has its principal place of business or its place of effective management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless he or she can demonstrate that the contrary is true. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to the permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

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

In compliance with certain requirements, gains on the sale or other disposition of ADSs made in circumstances different from those set forth in the prior paragraph generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of our ADSs in a transaction that is not carried out through the Mexican Stock Exchange or other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our outstanding capital stock (including shares represented by our ADSs) within the 12-month period preceding such sale or other disposition. Deposits of shares in exchange for ADSs and withdrawals of shares in exchange for our ADSs will not give rise to Mexican tax.

Other Mexican Taxes. There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of our ADSs. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of our ADSs.

United States Taxation

Taxation of Dividends. The gross amount of any dividends paid with respect to our shares represented by our ADSs generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the ADS depositary and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the ADS depositary (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their tax advisors regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs for taxable years beginning before January 1, 2011 is subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2008 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2009 taxable year. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

Material Contracts Relating to Coca-Cola FEMSA

Shareholders Agreement

Coca-Cola FEMSA operates pursuant to a shareholders agreement among two subsidiaries of FEMSA, The Coca-Cola Company and certain of its subsidiaries. This agreement, together with Coca-Cola FEMSA’s bylaws, sets forth the basic rules under which Coca-Cola FEMSA operates.

In February 2010, Coca-Cola FEMSA’s main shareholders, FEMSA and The Coca-Cola Company, amended the shareholders agreement, and Coca-Cola FEMSA’s by-laws were amended accordingly. The amendment mainly relates to changes in the voting requirements for decisions on: (1) ordinary operations within an annual business plan and (2) appointment of the chief executive officer and all officers reporting to him, all of which now may be taken by the board of directors by simple majority voting. Also, the amendment provides that payment of dividends, up to an amount equivalent to 20% of the preceding years’ accumulated net income, may be approved by a simple majority of the shareholders. Any decision on extraordinary matters, as they are defined in Coca-Cola FEMSA’s by-laws and which include any new business acquisition, business combinations or any change in the existing line of business, among other things, in an amount exceeding US$ 100 million shall require the approval of the majority of the members of the board of directors, with the vote of two of the members appointed by The Coca-Cola Company. Also, any decision related to such extraordinary matters or any payment of dividends above 20% of the preceding years’ accumulated net income shall require the approval of the majority of the shareholders of each of Series A and Series D Shares voting together as a single class, a majority of which must include the majority of the Series D shareholders.

Under Coca-Cola FEMSA’s bylaws, its Series A Shares and Series D Shares are the only shares with full voting rights and, therefore, control actions by its shareholders. The shareholders agreement sets forth the principal shareholders’ understanding as to the effect of adverse actions of The Coca-Cola Company under the bottler agreements. Coca-Cola FEMSA’s bylaws provide that a majority of the directors appointed by the holders of Series A Shares, upon making a reasonable, good faith determination that any action of The Coca-Cola Company under any bottler agreement between The Coca-Cola Company and Coca-Cola FEMSA or any of its subsidiaries is materially adverse to Coca-Cola FEMSA’s business interests and that The Coca-Cola Company has failed to cure such action within 60 days of notice, may declare a simple majority period at any time within 90 days after giving notice. During the “simple majority period,” as defined in Coca-Cola FEMSA’s bylaws, certain decisions, namely the approval of material changes in Coca-Cola FEMSA’s business plans, the introduction of a new, or termination of an existing, line of business, and related party transactions outside the ordinary course of business, to the extent the presence and approval of at least two Series D directors would otherwise be required, can be made by a simple majority vote of its entire board of directors, without requiring the presence or approval of any Series D director. A majority of the Series A directors may terminate a simple majority period but, once having done so, cannot declare another simple majority period for one year after the termination. If a simple majority period persists for one year or more, the provisions of the shareholders agreement for resolution of irreconcilable differences may be triggered, with the consequences outlined in the following paragraph.

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

In the event that (1) one of the principal shareholders buys the other’s interest in Coca-Cola FEMSA in any of the circumstances described above or (2) the ownership of Coca-Cola FEMSA’s shares of capital stock other than the Series L Shares of the subsidiaries of The Coca-Cola Company or FEMSA is reduced below 20% and upon the request of the shareholder whose interest is not so reduced, the shareholders agreement requires that Coca-Cola FEMSA’s bylaws be amended to eliminate all share transfer restrictions and all special-majority voting and quorum requirements, after which the shareholders agreement would terminate.

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

The Coca-Cola Memorandum

In connection with the acquisition of Panamco, in 2003, Coca-Cola FEMSA established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and our company that were memorialized in writing prior to completion of the acquisition. The terms are as follows:

•	The current shareholder arrangements between directly wholly-owned subsidiaries of our company and The Coca-Cola Company will continue in place. See “—Shareholders Agreement.”

•	We will continue to consolidate Coca-Cola FEMSA’s financial results under Mexican Financial Reporting Standards.

•	The Coca-Cola Company and our company will continue to discuss in good faith the possibility of implementing changes to Coca-Cola FEMSA’s capital structure in the future.

•

There will be no changes in concentrate pricing or marketing support by The Coca-Cola Company up to May 2004. After such time, The Coca-Cola Company has complete discretion to implement any changes with respect to these matters, but any decision in this regard will be discussed with Coca-Cola FEMSA and will take Coca-Cola FEMSA’s operating condition into consideration. In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three-year period in Brazil beginning in 2006 and in Mexico beginning in 2007. These increases were fully implemented in Brazil 2008 and in Mexico in 2009.

•

The Coca-Cola Company may require the establishment of a different long-term strategy for Brazil. If, after taking into account our performance in Brazil, The Coca-Cola Company does not consider us to be part of this long-term strategic solution for Brazil, then we will sell our Brazilian franchise to The Coca-Cola Company or its designee at fair market value. Fair market value would be determined by independent investment bankers retained by each party at their own expense pursuant to specified procedures.

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

Cooperation Framework with The Coca-Cola Company

On September 1, 2006, Coca-Cola FEMSA and The Coca-Cola Company arrived at a comprehensive cooperation framework for a new stage of collaboration going forward. This new framework includes the main aspects of Coca-Cola FEMSA’s relationship with The Coca-Cola Company and defines the terms for the new collaborative business model. The framework is structured around three main objectives:

•

Sustainable growth of sparkling beverages, still beverages and bottled water: Together with The Coca-Cola Company, Coca-Cola FEMSA has defined a platform to jointly pursue incremental growth in the sparkling beverage category, as well as accelerated development of still beverages and bottled water across Latin America. To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase for marketing support of the entire portfolio. In addition, the new framework contemplates a new, all-encompassing business model for the development of still beverages that further aligns Coca-Cola FEMSA’s and The Coca-Cola Company’s objectives and should contribute to incremental long-term value creation at both companies. With this objective in mind, Coca-Cola FEMSA has jointly acquired the Brisa bottled water business in Colombia, it has formalized a joint venture with respect to the Jugos del Valle products in Mexico and Brazil, and has formalized its agreement to jointly develop the Crystal water business in Brazil.

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

Bottler Agreements

Bottler agreements are the standard agreements for each territory that The Coca-Cola Company enters into with bottlers outside the United States. Coca-Cola FEMSA manufactures, packages, distributes and sells sparkling beverages, bottled still beverages and water under a separate bottler agreement for each of its territories. Coca-Cola FEMSA is required to purchase concentrate and artificial sweeteners in some of its territories for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company.

These bottler agreements provide that Coca-Cola FEMSA will purchase its entire requirement of concentrate for Coca-Cola trademark beverages from The Coca-Cola Company and other authorized suppliers at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion. Concentrate prices are determined as a percentage of the weighted average retail price in local currency, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, Coca-Cola FEMSA sets the price of products sold to customers at its discretion, subject to the applicability of price restraints. Coca-Cola FEMSA has the exclusive right to distribute Coca-Cola trademark beverages for sale in its territories in authorized containers of the nature prescribed by the bottler agreements and currently used by Coca-Cola FEMSA. These containers include various configurations of cans and returnable and non-returnable bottles made of glass and plastic and fountain containers.

The bottler agreements include an acknowledgment by Coca-Cola FEMSA that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the secret formulas with which The Coca-Cola Company’s concentrates are made. Subject to Coca-Cola FEMSA’s exclusive right to distribute Coca-Cola trademark beverages in its territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of its territories. Coca-Cola FEMSA’s bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates charged to its subsidiaries and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which Coca-Cola FEMSA purchases concentrates under the bottler agreements may vary materially from the prices it has historically paid. However, under Coca-Cola FEMSA’s bylaws and the shareholders agreement among certain subsidiaries of The Coca-Cola Company and certain subsidiaries of our company, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain veto rights of the directors appointed by The Coca-Cola Company. This provides Coca-Cola FEMSA with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to Coca-Cola FEMSA pursuant to the shareholder agreement and the bylaws. See “—Shareholders Agreement.”

The Coca-Cola Company has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. The Coca-Cola Company may also introduce new beverages in Coca-Cola FEMSA’s territories in which case Coca-Cola FEMSA has a right of first refusal with respect to the manufacturing, packaging, distribution and sale of such new beverages subject to the same obligations as then exist with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit Coca-Cola FEMSA from producing, bottling or handling cola products other than those of The Coca-Cola Company, or other products or packages that would imitate, infringe upon, or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, or from acquiring or holding an interest in a party that engages in such restricted activities. The bottler agreements also prohibit Coca-Cola FEMSA from producing, bottling or handling any sparkling beverage product except under the authority of, or with the consent of, The Coca-Cola Company. The bottler agreements impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company so as to conform to policies prescribed by The Coca-Cola Company. In particular, Coca-Cola FEMSA is obligated to:

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

The Coca-Cola Company contributed a significant portion of Coca-Cola FEMSA’s total marketing expenses in its territories during 2009 and has reiterated its intention to continue providing such support as part of its new cooperation framework. Although Coca-Cola FEMSA believes that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “—Shareholders Agreement.”

Coca-Cola FEMSA has separate bottler agreements with The Coca-Cola Company for each of the territories in which it operates. These bottler agreements are renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

In Mexico, Coca-Cola FEMSA has four bottler agreements; the agreements for two territories expire in June 2013 and the agreements for the other two territories expire in May 2015. Coca-Cola FEMSA’s bottler agreements with The Coca-Cola Company will expire for its territories in the following countries: Argentina in September 2014; Brazil in April 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016; and Panama in November 2014.

The bottler agreements are subject to termination by The Coca-Cola Company in the event of default by Coca-Cola FEMSA. The default provisions include limitations on the change in ownership or control of Coca-Cola FEMSA and the assignment or transfer of the bottler agreements and are designed to preclude any person not acceptable to The Coca-Cola Company from obtaining an assignment of a bottler agreement or from acquiring Coca-Cola FEMSA independently of other rights set forth in the shareholders agreement. These provisions may prevent changes in Coca-Cola FEMSA’s principal shareholders, including mergers or acquisitions involving sales or dispositions of Coca-Cola FEMSA’s capital stock, which will involve an effective change of control without the consent of The Coca-Cola Company. See “—Shareholders Agreement.”

Coca-Cola FEMSA has also entered into tradename licensing agreements with The Coca-Cola Company pursuant to which Coca-Cola FEMSA is authorized to use certain trademark names of The Coca-Cola Company. These agreements have a ten-year term, but are terminated if Coca-Cola FEMSA’s ceases to manufacture, market, sell and distribute Coca-Cola trademark products pursuant to the bottler agreements or if the shareholders agreement is terminated. The Coca-Cola Company also has the right to terminate a license agreement if Coca-Cola FEMSA uses its trademark names in a manner not authorized by the bottler agreements.

Material Contracts Relating to our Holding of Heineken Shares

Share Exchange Agreement

As of January 11, 2010, FEMSA and certain of our subsidiaries entered into a share exchange agreement, which we refer to as the Share Exchange Agreement with Heineken Holding and Heineken. The Share Exchange Agreement requires Heineken, in consideration for 100% of the shares of EMPREX Cerveza, S.A. de C.V., which we refer to as EMPREX Cerveza, to deliver at the closing of the Heineken transaction 86,028,019 new Heineken shares to FEMSA with a commitment to deliver 29,172,504 additional Heineken shares over a period of not more than five years from the date of the closing of the Heineken transaction, such additional shares (the “Allotted Shares”). If Heineken is unable to fulfill its obligations to deliver the Allotted Shares, these obligations may be settled in cash with a significant penalty. The Allotted Shares will be delivered to us pursuant to an allotted shares delivery instrument.

The Share Exchange Agreement provides that, simultaneously with the closing of the transaction, Heineken Holding will swap 43,018,320 Heineken shares with FEMSA for an equal number of newly issued Heineken Holding shares. After the closing of the Heineken transaction, we own 7.5% of Heineken shares, which will increase to 12.5% upon full delivery of the Allotted Shares, and an additional 14.9% in Heineken Holding, which will represent an aggregate 20% economic interest in the Heineken Group.

Under the terms of the Share Exchange Agreement, in exchange for such economic interest in the Heineken Group, FEMSA delivered 100% of the shares representing the capital stock of EMPREX Cerveza. EMPREX Cerveza has become a wholly owned subsidiary of Heineken.

The principal provisions of the Share Exchange Agreements are as follows:

•

Delivery to Heineken, by FEMSA, of 100% of the outstanding share capital of EMPREX Cerveza, which together with its subsidiaries, constitutes the entire beer business and operations of FEMSA in Mexico and Brazil (including the United States and other export business);

•	Delivery to FEMSA by Heineken of 86,028,019 new Heineken shares;

•	Simultaneously with the closing of the Heineken transaction, a swap between Heineken Holding and FEMSA of 43,018,320 Heineken shares for an equal number of newly issued shares in Heineken Holding;

•	The commitment by Heineken to assume indebtedness of EMPREX Cerveza and subsidiaries amounting to approximately US$2.1 billion;

•	The provision by FEMSA to the Heineken Group of indemnities customary in transactions of this nature concerning FEMSA and FEMSA Cerveza and its subsidiaries and their businesses;

•

FEMSA’s covenants to operate the EMPREX Cerveza business in the ordinary course consistent with past practice until the closing of the transaction, subject to customary exceptions, with the economic risks and benefits of the EMPREX Cerveza business transferring to Heineken as of January 1, 2010;

•	The provision by Heineken and Heineken Holding to FEMSA of indemnities customary in transactions of this nature concerning the Heineken Group; and

•

FEMSA’s covenants, subject to certain limitations, to not engage in the production, manufacture, packaging, distribution, marketing or sale of beer and similar beverages in Latin America, the United States, Canada and the Caribbean.

Corporate Governance Agreement

As of April 30, 2010, FEMSA, CB Equity LLP (as transferee of the Heineken & Heineken Holding Exchange Shares and Allotted Shares), Heineken, Heineken Holding and L’Arche Green N.V., as majority shareholder of Heineken Holding, entered into the corporate governance agreement, which we refer to as the Corporate Governance Agreement, which establishes the terms of the relationship between Heineken and FEMSA after the closing of the Heineken transaction.

The Corporate Governance Agreement covers, among other things, the following topics:

•	FEMSA’s representation on the Heineken Holding Board and the Heineken Supervisory Board and the creation of an Americas committee, also with FEMSA’s representation;

•	FEMSA’s representation on the selection and appointment committee and the audit committee of the Heineken Supervisory Board;

•

FEMSA’s commitment to not increase its holding in Heineken Holding above 20% and to not increase its holding in the Heineken Group above a maximum 20% economic interest (subject to certain exceptions); and

•

FEMSA’s agreement to not transfer any shares in Heineken or Heineken Holding for a five-year period, subject to certain exceptions, including among others, (i) beginning in the third anniversary, the right to sell up to 1% of all outstanding shares of each of Heineken and Heineken Holding in any calendar quarter and (ii) beginning in the third anniversary, the right to dividend or distribute to its shareholders each of Heineken and Heineken Holding shares.

Under the Corporate Governance Agreement, FEMSA is entitled to nominate two (2) representatives to the Heineken Supervisory Board, one of whom will be appointed as Vice Chairman of Heineken and will also serve as a representative of FEMSA on the Heineken Holding Board. FEMSA’s nominees for appointment to the Heineken Supervisory Board were José Antonio Fernández Carbajal, FEMSA’s Chief Executive Officer, and Javier Astaburuaga Sanjines, FEMSA’s Chief Financial Officer, which have already been approved by Heineken’s general meeting of shareholders. Mr. José Antonio Fernández has also been approved to the Heineken Holding Board by the general meeting of shareholders of Heineken Holding.

In addition, the Heineken Supervisory Board has created an Americas committee to oversee the strategic direction of the business in the American continent and assess new business opportunities in that region. The Americas committee consists of two existing members of the Heineken Supervisory Board and one FEMSA representative, who acts as the chairman. The chairman of the Americas committee is José Antonio Fernández Carbajal.

The Corporate Governance Agreement has no fixed term, but certain provisions cease to apply if FEMSA ceases to have the right to nominate a representative to the Heineken Holding Board and the Heineken Supervisory Board. For example, in certain circumstances, FEMSA would be entitled to only one representative on the Heineken Supervisory Board, including in the event that FEMSA’s economic interest in the Heineken Group were to fall below 14%, the current FEMSA control structure were to change or FEMSA were to be subject to a change of control. In the event that FEMSA’s economic interest in Heineken falls below 7% or a beer producer acquires control of FEMSA, all of FEMSA’s corporate governance rights would end pursuant to the Corporate Governance Agreement.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2009, we had outstanding total debt of Ps. 43,663 million, of which 17.1% bore interest at fixed interest rates and 82.9% bore interest at variable interest rates. Swap contracts held by us effectively switch a portion of our variable rate indebtedness into fixed-rate indebtedness. After giving effect to these contracts, as of December 31, 2009, 46.2% of our total debt was fixed rate and 53.8% of total debt was variable rate. The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate, or LIBOR, (a benchmark rate used for Eurodollar loans), the Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate) or TIIE, and the Certificados de la Tesorería (Treasury Certificates) or CETES rate. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our derivative financial instruments that are sensitive to changes in interest rates and exchange rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2009, plus spreads contracted by us. Our derivative financial instruments’ current payments are denominated in U.S. dollars and Mexican pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2009 exchange rate of 13.0576 Mexican pesos per U.S. dollar.

The table below also includes the estimated fair value as of December 31, 2009 of:

•

short and long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;

•	long-term notes payable, based on quoted market prices; and

•	cross currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2009.

As of December 31, 2009, the fair value represents a decrease in total debt of Ps. 37 million over book value due to a decrease in the interest rate in Mexico.

Principal by Year of Maturity

	At December 31, 2009								At December 31, 2008
	2010	2011	2012	2013	2014	2015 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of Mexican pesos)
Short-term debt:
Variable rate debt:
Mexican pesos	1,400						1,400	1,400	3,820	3,753
Interest rate(1)	8.2%						8.2%		11.6%
Argentine pesos	1,179						1,179	1,179	816	768
Interest rate(1)	20.7%						20.7%		19.6%
Colombian pesos	496						496	496	798	816
Interest rate(1)	4.9%						4.9%		15.2%
Venezuelan Bolívares fuertes	741						741	741	365	372
Interest rate(1)	18.1%						18.1%		22.2%
Subtotal	3,816						3,816	3,816	5,799	5,709
Long-term debt:
Fixed rate debt:
Mexican pesos	2,200	280	1,916	—		—	4,396	4,535	5,036	5,136
Interest rate(1)	10.1%	12.3%	10.0%				10.2%		10.2%
J.P. Morgan (Yankee Bond)							—		3,605	3,605
Interest rate									7.3%
Units of Investment (UDIs)						2,964	2,964	2,964	2,692	2,692
Interest rate(1)						4.2%	4.2%		4.2%
U.S. dollars	36	3	—	—	—	—	39	39	217	217
Interest rate(1)	3.5%	3.8%					3.6%		4.8%
Japanese yen							—	—	120	120
Interest rate(1)									2.8%
Argentine pesos		69					69	69	—	—
Interest rate(1)		20.5%					20.5%
Brazilian reais							—	—	1	1
Interest rate(1)									10.7%
Subtotal	2,236	352	1,916	—	—	2,964	7,468	7,607	11,671	11,771

	At December 31, 2009								At December 31, 2008
	2010	2011	2012	2013	2014	2015 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of Mexican pesos)
Variable rate debt:
Mexican pesos	2,731	6,067	7,996	5,210	1,392	2,825	26,221	26,045	19,217	19,059
Interest rate(1)	5.4%	6.7%	6.4%	5.0%	5.2%	3.3%	5.7%		8.9%
U.S. dollars	70	1,113	2,228	2,731	16		6,158	6,158	6,266	6,265
Interest rate(1)	0.8%	0.7%	0.6%	0.5%	1.9%		0.6%		2.3%	—
Colombian pesos									905	905
Interest rate(1)									15.4%
Subtotal	2,801	7,180	10,224	7,941	1,408	2,825	32,379	32,203	26,388	26,229
Total debt	8,853	7,532	12,140	7,941	1,408	5,789	43,663	43,626	43,858	43,709
Derivative financial instruments:
Interest rate swaps:
Mexican pesos:
Variable to fixed	862	1,762	2,215	3,885	—		8,724	(316)	9,045	(178)
Interest pay rate(1)	9.5%	9.1%	8.1%	8.1%			8.4%		9.3%
Interest receive rate(1)	5.0%	4.9%	4.9%	4.9%			4.9%		8.7%
U.S. dollars:
Variable to fixed rate(1)	—	—	653	979	—	50	1,682	(34)	—	—
Interest pay rate(1)			3.8%	3.1%		8.6%	3.5%
Interest receive rate(1)			0.5%	0.5%		5.1%	0.7%
Cross currency swaps:
Units of Investment (or UDIs)
Fixed to Fixed	—	—	—	—		2,500	2,500	(217)	3,595	95
Interest pay rate(1)	—	—	—	—		9.6%	9.6%		10.0%
Interest receive rate(1)	—	—	—	—		4.9%	4.9%		4.2%

	At December 31, 2009								At December 31, 2008
	2010	2011	2012	2013	2014	2015 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of Mexican pesos)
U.S. dollars to Mexican pesos:
Variable to fixed	—	846	846	423	—	—	2,115	433	2,115	578
Interest pay rate(1)	—	8.1%	8.1%	8.1%			8.1%		8.1%
Interest receive rate(1)	—	0.7%	0.7%	0.7%			0.7%		0.9%
Variable to Variable	—	—	209	105	—		314	82	314	96
Interest pay rate(1)	—	—	4.7%	4.7%			4.7%		8.5%
Interest receive rate(1)	—	—	0.7%	0.7%			0.7%		3.6%
Japanese yen to Brazilian reais
Fixed to variable		—	—	—	—				72	37
Interest pay rate(1)		—	—	—	—				14.4%
Interest receive rate(1)		—	—	—	—				2.8%

(1)	Weighted average interest rate.

A hypothetical, instantaneous and unfavorable change of one percentage point in the average interest rate applicable to variable-rate liabilities held at December 31, 2009 would increase our interest expense by approximately Ps. 194 million, or 22%, over the 12-month period of 2009 assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country in which we operate, relative to the U.S. dollar. In 2009, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Countries At December 31, 2009

Region	Countries	% of Consolidated Total Revenues
Mexico	Mexican peso	61.7%
Venezuela	Bolívar fuerte	11.4%
Mercosur	Reais, Argentine peso	16.4%
United States	U.S. dollar	2.4%
Latincentro	Others(1)	8.1%

(1)	Quetzal, Balboas, Colon, U.S. dollar and Colombian pesos.

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA and FEMSA Cerveza. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2009 after giving effect to all cross currency swaps, 91.7% of our long-term indebtedness was denominated in Mexican pesos, 8.1% was denominated in U.S. dollars, and 0.2% was denominated in Argentine pesos. We also have short-term indebtedness, which consists of revolving bank loans. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated long-term indebtedness is increased.

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar-denominated debt obligations as shown in the interest risk table above. We occasionally utilize financial derivative instruments to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies.

As of December 31, 2009, we had forward agreements that meet the hedging criteria for accounting purposes, to hedge our operations denominated in U.S. dollars. The notional amount is Ps. 1,195 million with a fair value liability of Ps. 16 million, and maturity dates during 2010. For the year ended December 31, 2009, we recorded a net loss on expired forward agreements of Ps. 1 million as a part of foreign exchange. The fair value of the foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted.

As of December 31, 2009, certain forward agreements do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value were recorded in our consolidated income statement. For the years ended December 31, 2009, 2008 and 2007, the net effect of expired contracts that do not meet hedging criteria for accounting purposes, were losses of Ps. 63 million and Ps. 643 million and a gain of Ps. 22 million, respectively. The fair value of the foreign currency forward contracts is estimated based on the quoted market price of each agreement at year end assuming the same maturity dates originally contracted.

As of December 31, 2009, we did not have any call option agreements to buy U.S. dollars.

We contracted cross currency swaps to manage the interest rate and foreign exchange risks associated with our borrowings denominated in U.S. dollars and other foreign currencies, which are designated as cash flow hedges. The aggregate notional amount is Ps. 2,115 million with maturity date in 2013. The fair value is estimated based on quoted market exchange rates and interest rates to terminate the contracts at December 31, 2009, with a fair value asset of Ps. 433 million.

As of December 31, 2009, we have cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 2,814 million that expire in 2013 and 2017, for which we have recorded a net fair value asset of Ps. 561 million. The net effect of our expired contracts for the years ended December 31, 2009, 2008 and 2007 was recorded as a financial expense and amounted to Ps. 135, Ps. 178 million and Ps. 37 million, respectively.

As of December 31, 2009, certain cross currency swap instruments do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value were recorded in the income statement. The notional amount of these contracts is Ps. 2,024 million and mature in 2011 and 2012. The changes in fair value of these contracts represented a gain of Ps. 169 million.

As of December 31, 2009, we had determined that our leasing contracts denominated in U.S. dollars host an embedded derivative financial instrument. The fair value of these contracts is based on the exchange rate used to finish the contract as of the end of the period. As of December 31, 2009, 2008 and 2007, the fair value of these contracts represented a gain of Ps. 78 million, and losses of Ps. 138 million and Ps. 9 million, respectively, which are recorded in the income statement as market value loss on ineffective portion of derivative financial instruments.

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Mexican peso relative to the U.S. dollar occurring on December 31, 2009, would have resulted in an increase in our net consolidated integral result of financing expense of approximately Ps. 482 million over the 12-month period of 2009, reflecting higher interest expense and foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2009. However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of local currencies relative to the U.S. dollar in inflationary economic environments, which gain on monetary position would reduce the consolidated comprehensive financial result.

As of April 30, 2010, the exchange rates relative to the U.S. dollar of all the countries in which we operate as well as their devaluation/revaluation effect compared to December 31, 2009, are as follows:

Country	Currency	Exchange Rate as of April 30, 2010	(Devaluation) / Revaluation
Mexico	Mexican peso	12.3698	5.3%
Brazil	Reais	1.7306	0.6%
Venezuela	Bolívar fuerte	4.3000	(100.0)%
Colombia	Colombian peso	1,969.7500	3.6%
Argentina	Argentine peso	3.8880	(2.3)%
Costa Rica	Colon	516.0400	9.8%
Guatemala	Quetzal	8.0228	4.0%
Nicaragua	Cordoba	21.1775	(1.6)%
Panama	U.S. dollar	1.0000	—

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of all the countries in which we operate, relative to the U.S. dollar occurring on December 31, 2009, would produce a reduction in stockholders’ equity as follows:

Country	Currency	Reduction in Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	185
Brazil	Reais	905
Venezuela	Bolívar fuerte	391
Colombia	Colombian peso	285
Costa Rica	Colon	84
Argentina	Argentine peso	82
Guatemala	Quetzal	63
Nicaragua	Cordoba	31
Panama	U.S. dollar	8

Equity Risk

As of December 31, 2009 and 2008, we did not have any equity forward agreements.

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials that are exposed to variations of commodity price exchange rates. As of December 31, 2009, we had various derivative instruments contracts with maturity dates in 2010 and 2013, notional amounts of Ps. 5,199 million and a fair value liability of Ps. 977 million. The result of our commodity price contracts for the years ended December 31, 2009, 2008 and 2007, was a loss of Ps. 1,096 million, a gain of Ps. 17 million and a loss of Ps. 82 million, respectively, which were recorded in the results of operations of each year. We have certain derivative contracts that do not meet hedging criteria for accounting purposes. For the years ended December 31, 2009, 2008 and 2007, the fair value of these contracts was recognized as losses on ineffective portion of derivative financial instruments of Ps. 165 million, Ps. 474 million and Ps. 43 million, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A.	DEBT SECURITIES

Not applicable.

ITEM 12B.	WARRANTS AND RIGHTS

Not applicable.

ITEM 12C.	OTHER SECURITIES

Not applicable.

ITEM 12D.	AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon serves as the depositary for our ADSs. Holders of our ADSs, evidenced by ADRs are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADS holders are required to pay the depositary amounts in respect of expenses incurred by the depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, cable, telex and facsimile transmission, or the conversion of foreign currency into U.S. dollars. The depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADS holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance and delivery of ADSs, including in connection with share distributions, stock splits	Up to US$5.00 per 100 ADSs (or portion thereof)
Distribution of dividends(1)	Up to US$0.02 per ADS
Withdrawal of shares underlying ADSs	Up to US$5.00 per 100 ADSs (or portion thereof)

(1)	As of the date of this annual report, holders of our ADSs were not required to pay additional fees with respect to this service.

Direct and indirect payments by the depositary

The depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders. For the year ended December 31, 2009, this amount was US$3.2 million.

ITEMS 13-14.    NOT APPLICABLE

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Mancera, S.C., a member of Ernst & Young Global, an independent registered public accounting firm, as stated in its report included herein.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of

Fomento Económico Mexicano, S.A.B. de C.V.

We have audited Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20F. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20F, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended and our report dated June 25, 2010 expressed an unqualified opinion on those financial statements.

Mancera, S.C.

A Member Practice of

Ernst & Young Global

C.P.C. Víctor Luís Soulé García

Monterrey, N.L., Mexico

June 25, 2010

(d) Changes in Internal Control over Financial Reporting

During 2009, there were no changes in our internal control over financial reporting that either materially affected, or would be reasonably likely to have a material effect, on our internal control over financial reporting.

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

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2009 and 2008, Mancera, S.C., a member practice of Ernst & Young Global, was our auditor.

The following table summarizes the aggregate fees billed to us in 2009 and 2008 by Mancera, S.C., which is an independent registered public accounting firm, during fiscal years ended December 31, 2009 and 2008:

	Year ended December 31,
	2009		2008
	(in millions of Mexican pesos)
Audit fees	Ps.	88	Ps.	79
Audit-related fees		7		1
Tax fees		6		6
Other fees		1		—

Total	Ps.	102	Ps.	86

Audit fees. Audit fees in the above table represent the aggregate fees billed in connection with the audit of our annual financial statements, as well as to other limited procedures in connection with our quarterly financial information and other statutory and regulatory audit activities.

Audit-related fees. Audit-related fees in the above table for the year ended December 31, 2009 and 2008, are the aggregate fees billed mainly in connection with proforma financial information, due diligence services and other technical advice on accounting and audit related matters.

Tax fees. Tax fees in the above table are fees billed for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

Other fees. Other fees in the above table represented consulting related services. During 2008, there were no other fees.

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

We did not purchase any of our equity securities in 2009. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees––EVA Stock Incentive Plan.”

Purchases of Equity Securities

Purchase Date	Total Number of BD Units Purchased	Average Price Paid per BD Units		Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 1, 2007	3,202,140	Ps	41.17

March 1, 2008	4,592,920	Ps	39.51

March 1, 2009	5,392,080	Ps	38.76

March 1, 2010	4,207,675	Ps	55.44

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

Compensation committee: A compensation committee composed entirely independent directors is required.	Compensation committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders’ interests and corporate performance.

NYSE Standards	Our Corporate Governance Practices

Audit committee: Listed companies must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.	Audit committee: We have an Audit Committee of four members. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Law.

Equity compensation plan: Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plan: Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives. Our current equity compensation plans have been approved by our board of directors.

Code of business conduct and ethics: Corporate governance guidelines and a code of conduct and ethics are required, with disclosure of any waiver for directors or executive officers.	Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16B of SEC Form 20-F. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.femsa.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 17.	NOT APPLICABLE

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-64, incorporated herein by reference.

ITEM 19	EXHIBITS

1.1	Bylaws (estatutos sociales) of Fomento Económico Mexicano, S.A.B. de C.V., approved on April 22, 2008, together with an English translation thereof (incorporated by reference to Exhibit 1.1 of FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 333-08752)).

1.2	Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., and FEMSA dated as of January 11, 2010.

1.3	First Amendment to Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., and FEMSA dated as of April 26, 2010.

1.4	Corporate Governance Agreement, dated April 30, 2010, between Heineken Holding N.V., Heineken N.V., L’Arche Green N.V., FEMSA and CB Equity, LLP.

2.1	Deposit Agreement, as further amended and restated as of May 11, 2007, among FEMSA, The Bank of New York, and all owners and holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to FEMSA’s registration statement on Form F-6 filed on April 30, 2007 (File No. 333- 142469)).

2.2	Specimen certificate representing a BD Unit, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, together with an English translation (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

2.3	Indenture, dated July 11, 1997, by and between Corporación Interamericana de Bebidas, S.A. de C.V. and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of Panamco’s Registration Statement on Form F-4, filed on November 7, 1997 (File No. 333-07918)).

2.4	First Supplemental Indenture, dated October 15, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

2.5	Second Supplemental Indenture, dated November 19, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

2.6	Third Supplemental Indenture, dated August 1, 2007, between Propimex, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 1-12260)).

3.1	Amended Voting Trust Agreement among certain principal shareholders of FEMSA together with an English translation (incorporated by reference to FEMSA’s Schedule 13D as amended filed on August 11, 2005 (File No. 005-54705)).

4.1	Amended and Restated Shareholders’ Agreement, dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company and Inmex (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.2	Amendment, dated May 6, 2003, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.3	Second Amendment, dated February 1, 2010, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

4.4	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.5	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.6	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.7	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.8	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.9	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.10	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.11	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.12	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.13	Supply Agreement, dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.14	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.15	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Baijo, S.A. de C.V., and The Coca-Cola Company with respect to operations in Baijo, Mexico (English translation). (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.16	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.17	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.18	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.19	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.20	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

4.21	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.22	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.23	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.24	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.25	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.26	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.27	The Coca-Cola Company Memorandum to Steve Heyer from Jose Antonio Fernandez, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

8.1	Significant Subsidiaries.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 25, 2010.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 25, 2010.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 25, 2010.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

INDEX TO FINANCIAL STATEMENTS

Report of Mancera S.C., A Member Practice of Ernst & Young Global, of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries for the years ended December 31, 2009 and 2008	F-1

Report of Galaz, Yamazaki, Ruiz Urquiza, S.C., A Member of Deloitte Touche Tohmatsu of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries for the year ended December 31, 2007	F-2

Consolidated balance sheets at December 31, 2009, and December 31, 2008	F-3

Consolidated income statements for the years ended December 31, 2009, 2008 and 2007	F-4

Consolidated statements of cash flows for the years ended December 31, 2009 and 2008	F-5

Consolidated statements of changes in financial position for the year ended December 31, 2007	F-6

Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2009, 2008 and 2007	F-7

Notes to the consolidated financial statements	F-8

Report of independent registered public accounting firm of FEMSA Comercio, S.A. de C.V. and subsidiaries .	F-64

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Fomento Económico Mexicano, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and consolidated cash flows, for the years then ended, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States (See Notes 26 and 27 to the consolidated financial statements).

As disclosed in Note 2 to the accompanying consolidated financial statements, among other Mexican Financial Reporting Standards (“MFRS”), the Company adopted MFRS B-8 Consolidated and Combined Financial Statements during 2009 and MFRS B-2 Statement of Cash Flows and MFRS B-10 Effects of Inflation during 2008. The application of all of these new standards was prospective in nature.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2010 expressed an unqualified opinion thereon.

Mancera, S.C.

A Member Practice of

Ernst & Young Global

C.P.C. Víctor Luís Soulé García

Monterrey, N.L., Mexico

June 25, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Fomento Económico Mexicano, S.A.B. de C.V.:

We have audited the accompanying consolidated statements of income, changes in stockholders’ equity and changes in financial position of Fomento Económico Mexicano, S.A.B. de C.V. (a Mexican corporation) and subsidiaries (the “Company”) for the year ended December 31, 2007, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of FEMSA Comercio, S.A. de C.V. and subsidiaries (a consolidated subsidiary), which statements reflect total revenues constituting 29% of consolidated total revenues for the year ended December 31, 2007. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for FEMSA Comercio, S.A. de C.V. and subsidiaries, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the results of operations, changes in stockholders’ equity and changes in financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended December 31, 2007, and the determination of stockholders’ equity as of December 31, 2007, to the extent summarized in Note 27. As discussed in Note 26 l to the consolidated financial statements, in 2009 the Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 810.10.65 (formerly FAS 160, “Noncontrolling Interest in Consolidated Financial Statements an amendment of ARB No. 51”) which requires, among other changes, to identify and present on the face of the consolidated statement of income the amount of consolidated net income attributable to the parent and the noncontrolling interests. Accordingly, Notes 26 and 27 to the accompanying 2007 financial statements have been retrospectively adjusted.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

Member of Deloitte Touche Tohmatsu

C.P.C. Gabriel González Martínez

Monterrey, N.L., Mexico

June 12, 2008

(May 6, 2010 with respect to the retrospective

adjustments related to the adoption of ASC 810.10.65,

as disclosed in Note 26 l)

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Balance Sheets

At December 31, 2009 and 2008. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note		2009			2008
ASSETS
Current Assets:
Cash and cash equivalents			$1,189	Ps.	15,523	Ps.	9,110
Marketable securities	4 b	)	162		2,113		—
Accounts receivable	6		899		11,732		10,801
Inventories	7		1,138		14,858		13,065
Recoverable taxes			259		3,388		2,951
Other current assets	8		135		1,766		3,060

Total current assets			3,782		49,380		38,987

Investments in shares	9		180		2,344		1,965
Property, plant and equipment	10		4,981		65,038		61,425
Bottles and cases			319		4,162		3,733
Intangible assets	11		5,451		71,181		65,860
Deferred tax asset	23 d	)	96		1,254		1,247
Other assets	12		1,357		17,732		14,128

TOTAL ASSETS			16,166		211,091		187,345

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans and notes payable	17		292		3,816		5,799
Current portion of long-term debt	17		386		5,037		5,849
Interest payable			13		170		376
Suppliers			1,512		19,737		16,726
Accounts payable			583		7,607		5,804
Taxes payable			444		5,793		4,044
Other current liabilities	24 a	)	275		3,607		5,496

Total current liabilities			3,505		45,767		44,094

Long-Term Liabilities:
Bank loans and notes payable	17		2,666		34,810		32,210
Labor liabilities	15 b	)	257		3,354		2,886
Deferred tax liability	23 d	)	74		972		2,400
Contingencies and other liabilities	24 b	)	794		10,359		8,860

Total long-term liabilities			3,791		49,495		46,356

Total liabilities			7,296		95,262		90,450

Stockholders’ Equity:
Noncontrolling interest in consolidated subsidiaries	20		2,619		34,192		28,074

Controlling interest:
Capital stock			410		5,348		5,348
Additional paid-in capital			1,574		20,548		20,551
Retained earnings from prior years			3,357		43,835		38,929
Net income			759		9,908		6,708
Cumulative other comprehensive income (loss)	4 v	)	151		1,998		(2,715)

Controlling interest			6,251		81,637		68,821

Total stockholders’ equity			8,870		115,829		96,895

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY			$16,166	Ps.	211,091	Ps.	187,345

The accompanying notes are an integral part of these consolidated balance sheets.

Monterrey, N.L., Mexico.

José Antonio Fernández Carbajal	Javier Astaburuaga Sanjínes
Chief Executive Officer	Chief Financial Officer

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Income Statements

For the years ended December 31, 2009, 2008 and 2007. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for data per share.

	2009	2008				2007 (1)
Net sales	$15,018	Ps.	196,103	Ps.	167,171	Ps.	147,069
Other operating revenues	72		930		851		487

Total revenues	15,090		197,033		168,022		147,556
Cost of sales	8,133		106,195		90,399		79,739

Gross profit	6,957		90,838		77,623		67,817

Operating expenses:
Administrative	851		11,111		9,531		9,121
Selling	4,037		52,715		45,408		38,960

	4,888		63,826		54,939		48,081

Income from operations	2,069		27,012		22,684		19,736
Other expenses, net (Note 18)	(269)		(3,506)		(2,374)		(1,297)
Comprehensive financing result:
Interest expense	(398)		(5,197)		(4,930)		(4,721)
Interest income	43		565		598		769
Foreign exchange (loss) gain, net	(30)		(396)		(1,694)		691
Gain on monetary position, net	37		487		657		1,639
Market value gain (loss) on ineffective portion of derivative financial instruments	2		25		(1,456)		69

	(346)		(4,516)		(6,825)		(1,553)

Income before income taxes	1,454		18,990		13,485		16,886
Income taxes (Note 23 e)	299		3,908		4,207		4,950

Consolidated net income	$1,155		Ps. 15,082		Ps. 9,278	Ps.	11,936

Net controlling interest income	759		9,908		6,708		8,511
Net noncontrolling interest income	396		5,174		2,570		3,425

Consolidated net income	$1,155		Ps. 15,082		Ps. 9,278	Ps.	11,936

Net controlling interest income (U.S. dollars and Mexican pesos) (Note 22):
Per Series “B” share	$0.04	Ps.	0.49	Ps.	0.33	Ps.	0.42
Per Series “D” share	$0.05	Ps.	0.62	Ps.	0.42	Ps.	0.53

(1)	Amounts for the year ended December 31, 2007, are expressed in millions of Mexican pesos as of the end of December 31, 2007 (see Note 2).

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Cash Flows

For the years ended December 31, 2009 and 2008. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2009			2008
Cash Flow Generated by (Used in) Operating Activities:
Income before income taxes	$1,454	Ps.	18,990	Ps.	13,485
Non-cash operating expenses	208		2,716		930
Other adjustments regarding operating activities	168		2,191		1,390
Adjustments regarding investing activities:
Depreciation	482		6,295		5,508
Amortization	214		2,794		2,560
Loss on sale of long-lived assets	17		221		185
Write-off of long-lived assets	26		336		502
Interest income	(43)		(565)		(598)
Adjustments regarding financing activities:
Interest expenses	398		5,197		4,930
Foreign exchange loss, net	30		396		1,694
Gain on monetary position, net	(37)		(487)		(657)
Market value (gain) loss on ineffective portion of derivative financial instruments	(2)		(25)		1,456

	2,915		38,059		31,385

Accounts receivable	(73)		(953)		(367)
Inventories	(191)		(2,496)		(2,900)
Other assets	—		—		35
Suppliers and other accounts payable	239		3,115		1,599
Other liabilities	(41)		(541)		653
Labor liabilities	(52)		(681)		(587)
Income taxes paid	(429)		(5,596)		(6,754)

Net cash flows provided by operating activities	2,368		30,907		23,064

Cash Flow Generated by (Used in) Investing Activities:
BRISA acquisition, net of cash acquired (see Note 5)	(55)		(717)		—
REMIL acquisition, net of cash acquired (see Note 5)	—		—		(3,633)
Other acquisitions, net of cash acquired	—		—		(233)
Purchase of marketable securities	(153)		(2,001)		—
Interest received	43		565		598
Long-lived assets acquisitions	(654)		(8,536)		(10,186)
Long-lived assets sales	81		1,060		541
Other assets	(280)		(3,658)		(3,460)
Bottles and cases	(68)		(882)		(990)
Intangible assets	(128)		(1,665)		(697)

Net cash flows used in investing activities	(1,214)		(15,834)		(18,060)

Net cash flows available for financing activities	1,154		15,073		5,004

Cash Flow Generated by (Used in) Financing Activities:
Bank loans obtained	1,607		20,981		22,545
Bank loans repaid	(1,623)		(21,198)		(20,693)
Interest paid	(399)		(5,206)		(5,733)
Dividends paid	(172)		(2,255)		(2,065)
Acquisition of noncontrolling interest	4		49		(223)
Other liabilities payments	(7)		(82)		9

Net cash flows used in financing activities	(590)		(7,711)		(6,160)

Increase (decrease) in cash and cash equivalents	564		7,362		(1,156)
Translation and restatement effects	(90)		(1,171)		97

Initial cash	738		9,635		10,694
Initial restricted cash	(40)		(525)		(238)

Initial balance of cash and cash equivalents, net	698		9,110		10,456
Decrease (increase) in restricted cash of the year	17		222		(287)

Ending balance of cash and cash equivalents, net	$1,189	Ps.	15,523	Ps.	9,110

The accompanying notes are an integral part of this consolidated statement of cash flows.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statement of Changes in Financial Position

For the year ended December 31, 2007. Amounts expressed in millions of Mexican pesos (Ps.).

	2007 (1)
Resources Generated by (Used in) Operating Activities:
Consolidated net income	Ps.	11,936
Depreciation		4,930
Amortization and other non-cash charges		3,182
Impairment of long-lived assets		93
Deferred income taxes		(239)

		19,902

Working capital:
Accounts receivable		(1,536)
Inventories		(1,812)
Recoverable taxes, net		453
Other current assets and investment in shares available for sale		(668)
Suppliers and other current liabilities		1,987
Interest payable		14
Labor liabilities		(318)

Net resources generated by operating activities		18,022

Resources Generated by (Used in) Investing Activities:
Sale of noncontrolling interest		415
Property, plant and equipment		(6,015)
Other assets		(4,472)
Investment in shares		(1,040)
Bottles and cases		(861)
Intangible assets		(336)
Other business acquisitions		(128)

Net resources used in investing activities		(12,437)

Resources Generated by (Used in) Financing Activities:
Bank loans obtained		9,660
Bank loans paid		(10,851)
Amortization in real terms of long-term liabilities		(1,202)
Dividends declared and paid		(1,909)
Contingencies and other liabilities		(45)
Cumulative translation adjustment		446

Net resources used in financing activities		(3,901)

Cash and cash equivalents:
Net increase		1,684
Cash received in acquisitions		6
Initial balance		8,766

Ending balance	Ps.	10,456

(1)	Amounts for year ended December 31, 2007, are expressed in millions of Mexican pesos as of the end of December 31, 2007 (see Note 2).

The accompanying notes are an integral part of this consolidated statement of changes in financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2009, 2008 and 2007. Amounts expressed in millions of Mexican pesos (Ps.).

	Capital Stock		Additional Paid-in Capital		Retained Earnings from Prior Years		Net Income		Cumulative Other Comprehensive Income (Loss)		Controlling Interest		Non-Controlling Interest in Consolidated Subsidiaries		Total Stockholders’ Equity
Balances at December 31, 2006 (1)	Ps.	5,348	Ps.	20,557	Ps.	32,529	Ps.	7,127	Ps.	(8,907)	Ps.	56,654	Ps.	21,554	Ps.	78,208
Transfer of prior year net income						7,127		(7,127)				—		—		—
Dividends declared and paid (see Note 21)						(1,525)						(1,525)		(384)		(1,909)
Sale of noncontrolling interest				55								55		360		415
Acquisition by FEMSA Cerveza of noncontrolling interest						(23)						(23)		(16)		(39)
Comprehensive income								8,511		906		9,417		3,561		12,978

Balances at December 31, 2007 (1)		5,348		20,612		38,108		8,511		(8,001)		64,578		25,075		89,653

Transfer of prior year net income						8,511		(8,511)				—		—		—
Change in accounting principles (see Note 2 g and i)						(6,070)				6,424		354		—		354
Dividends declared and paid (see Note 21)						(1,620)						(1,620)		(445)		(2,065)
Acquisitions by Coca-Cola FEMSA of noncontrolling interest (see Note 5)				(61)								(61)		(162)		(223)
Other transactions of noncontrolling interest														91		91
Comprehensive income								6,708		(1,138)		5,570		3,515		9,085

Balances at December 31, 2008		5,348		20,551		38,929		6,708		(2,715)		68,821		28,074		96,895

Transfer of prior year net income						6,708		(6,708)
Change in accounting principle (see Note 2 c)						(182)						(182)		—		(182)
Dividends declared and paid (see Note 21)						(1,620)						(1,620)		(635)		(2,255)
Acquisition by FEMSA Cerveza of noncontrolling interest				(3)								(3)		19		16
Comprehensive income								9,908		4,713		14,621		6,734		21,355

Balances at December 31, 2009	Ps.	5,348	Ps.	20,548	Ps.	43,835	Ps.	9,908	Ps.	1,998	Ps.	81,637	Ps.	34,192	Ps.	115,829

(1)	Amounts as of December 31, 2007 and 2006, are expressed in millions of Mexican pesos as of the end of December 31, 2007 (see Note 2).

The accompanying notes are an integral part of these consolidated statements of changes in stockholders’ equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2009, 2008 and 2007. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

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

Subholding Company	% Ownership	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”)	53.7% (63.0% of the voting shares)	Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. The Coca-Cola Company indirectly owns 31.6% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 14.7% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”) and The New York Stock Exchange, Inc. (“NYSE”).

FEMSA Cerveza, S.A. de C.V. and subsidiaries (“FEMSA Cerveza”)	100%	Production, distribution and marketing of beer through its principal operating subsidiary, Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which operates six breweries throughout Mexico and eight breweries in Brazil through its subsidiary Cervejarías Kaiser Brasil, S.A., and produces and distributes different brands of beer, of which most significant in terms of sales are: Tecate, Tecate Light, Sol, Carta Blanca in Mexico, and Kaiser and Bavaria in Brazil.

FEMSA Comercio, S.A. de C.V. and subsidiaries (“FEMSA Comercio”)	100%	Operation of a chain of convenience stores in Mexico under the trade name “OXXO.”

Other companies	100%	Companies engaged in the production and distribution of labels, plastic cases, coolers and commercial refrigeration equipment; as well as transportation logistics and maintenance services to FEMSA’s subsidiaries and to third parties.

Note 2. Basis of Presentation.

The consolidated financial statements include the financial statements of FEMSA and those companies in which it exercises control. All intercompany account balances and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements were prepared in accordance with Normas de Información Financiera (Mexican Financial Reporting Standards or “Mexican FRS”), individually referred to as “NIFs,” and are stated in millions of Mexican pesos (“Ps.”). The translation of Mexican pesos into U.S. dollars (“$”) is included solely for the convenience of the reader, using the noon buying exchange rate published by the Federal Reserve Bank of New York of 13.0576 pesos per U.S. dollar as of December 31, 2009.

The Company classifies its costs and expenses by function in the consolidated income statement, in order to conform to the industry’s practices where the Company operates. The income from operations line in the income statement is the result of subtracting cost of sales and operating expenses from total revenues and it has been included for a better understanding of the Company’s financial and economic performance.

Figures presented for the year ended December 31, 2007, have been restated and translated as of December 31, 2007, which is the date of the last comprehensive recognition of the effects of inflation in the financial information in inflationary and non-inflationary economic environments. Beginning on January 1, 2008 and according to NIF B-10 “Effects of Inflation,” only inflationary economic environments have to recognize inflation effects. As described in Note 4 a), since 2008 the Company has operated in a non-inflationary economic environment in Mexico. Figures as of December 31, 2008 and 2007 are presented as they were reported in last year; as a result figures have not been comprehensively restated as required by NIF B-10 for reporting entities that operate in non-inflationary economic environments.

The consolidated financial statements as of December 31, 2008 present certain reclassifications for comparable purpose (see Note 4 j). Additionally, the amount presented as an account receivable with MolsonCoors as of December 31, 2008 related to Kaiser’s contingencies indemnities, which was presented originally offset of loss contingencies within contingencies and other liabilities in the consolidated balance sheet, has been reclassified to other assets for comparable purposes.

The results of operations of businesses acquired by FEMSA are included in the consolidated financial statements since the date of acquisition. As a result of certain acquisitions (see Note 5), the consolidated financial statements are not comparable to the figures presented in prior years.

The accompanying consolidated financial statements and its notes were approved for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on June 25, 2010 and subsequent events have been considered through that date.

On January 1, 2009, 2008 and 2007 several Mexican FRS came into effect. Such changes and their application are described as follows:

a)	NIF B-7, “Business Combinations”:

In 2009, the Company adopted NIF B-7 “Business Combinations,” which is an amendment to the previous Bulletin B-7 “Business Acquisitions.” NIF B-7 establishes general rules for recognizing the fair value of net assets of businesses acquired as well as the fair value of noncontrolling interests, at the purchase date. This statement differs from the previous Bulletin B-7 in the following: a) To recognize all assets and liabilities acquired at their fair value, including the noncontrolling interest based on the acquirer accounting policies, b) acquisition-related costs and restructuring expenses should not be part of the purchase price, and c) changes to tax amounts recorded in acquisitions must be recognized as part of the income tax provision. This pronouncement was applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

b)	NIF C-7, “Investments in Associates and Other Permanent Investments”:

NIF C-7 “Investments in Associates and Other Permanent Investments,” establishes general rules of accounting recognition for the investments in associated and other permanent investments not jointly or fully controlled or that are significantly influenced by an entity. This pronouncement includes guidance to determine the existence of significant influence. Previous Bulletin B-8 “Consolidated and combined financial statements and assessment of permanent share investments,” defined that permanent share investments were accounted for by the equity method if the entity held 10% or more of its outstanding shares. NIF C-7 establishes that permanent share investments should be accounted for by equity method if: a) an entity holds 10% or more of a public entity, b) an entity holds 25% or more of a non-public company, or c) an entity has significant influence in its investment as defined in NIF C-7. The Company adopted NIF C-7 on January 1, 2009, and its adoption did not have a significant impact in its consolidated financial results.

c)	NIF C-8, “Intangible Assets”:

In 2009, the Company adopted NIF C-8 “Intangible Assets” which is similar to previous Bulletin C-8 “Intangible Assets.” NIF C-8, establishes the rules of valuation, presentation and disclosures for the initial and subsequent recognition of intangible assets that are acquired either individually, through acquisition of an entity, or generated internally in the course of the entity’s operations. This NIF considers intangible assets as non-monetary items, broadens the criteria of identification to include not only if they are separable (asset could be sold, transferred or used by the entity) but also whether they come from contractual or legal rights. NIF C-8 establishes that preoperative costs capitalized before this standard went into effect have intangible assets characteristics, otherwise preoperative costs must be expensed as incurred. The impact of adopting NIF C-8 was a Ps. 182, net of deferred income tax, regarding prior years preoperative costs that did not have intangible asset characteristics, charge to retained earnings in the consolidated financial statements and is presented as a change in accounting principle in the consolidated statements of changes in stockholders’ equity.

d)	NIF D-8, “Share-Based Payments”:

In 2009, the Company adopted NIF D-8 “Share-Based Payments” which establishes the recognition of share-based payments. When an entity purchases goods or pays for services with equity instruments, the NIF requires the entity to recognize those goods and services at fair value and the corresponding increase in equity. If the entity cannot determine the fair value of goods and services, it should determine it using an indirect method, based on fair value of the equity instruments. This pronouncement substitutes the supplementary use of IFRS 2 “Share-Based Payments.” The adoption of NIF D-8 did not impact the Company’s financial statements.

e)	NIF B-8, “Consolidated and Combined Financial Statements”:

NIF B-8 “Consolidated and Combined Financial Statements,” issued in 2008 amends Bulletin B-8 “Consolidated and Combined Financial Statements and Assessment of Permanent Share Investments.” Prior Bulletin B-8 based its consolidation principle mainly on ownership of the majority voting capital stock. NIF B-8 differs from previous Bulletin B-8 in the following: a) defines control as the power to govern financial and operating policies, b) establishes that there are other facts, such as contractual agreements that have to be considered to determine if an entity exercises control or not, c) defines “Specific-Purpose Entity” (“SPE”), as those entities that are created to achieve a specific purpose and are considered within the scope of this pronouncement, d) establishes new terms as “controlling interest” instead of “majority interest” and “noncontrolling interest” instead “minority interest,” and e) confirms that noncontrolling interest must be assessed at fair value at the subsidiary acquisition date. NIF B-8 shall be applied prospectively, beginning on January 1, 2009 (see Note 26 a).

f)	NIF B-2, “Statement of Cash Flows”:

In 2008, the Company adopted NIF B-2 “Statement of Cash Flows.” As established in NIF B-2, the Consolidated Statement of Cash Flows is presented as part of these financial statements for the years ended December 31, 2009 and 2008. For the year ended December 31, 2007, NIF B-2 requires the presentation of the Statement of Changes in Financial Position which is not comparable to the Statement of Cash Flows. The adoption of NIF B-2 also resulted in several complementary disclosures not previously required.

g)	NIF B-10, “Effects of Inflation”:

In 2008, the Company adopted NIF B-10 “Effects of Inflation.” Before 2008, the Company restated prior year financial statements to reflect the impact of current period inflation for comparability purposes.

NIF B-10 establishes two types of inflationary environments: a) Inflationary Economic Environment; this is when cumulative inflation of the three preceding years is 26% or more. In such case, inflation effects should be recognized in the financial statements by applying the integral method as described in NIF B-10; the recognized restatement effects for inflationary economic environments is made starting in the period that the entity becomes inflationary; and b) Non-Inflationary Economic Environment; this is when cumulative inflation of the three preceding years is less than 26%. In such case, no inflationary effects should be recognized in the financial statements, keeping the recognized restatement effects until the last period in which the inflationary accounting was applied.

In order to reverse the effects of inflationary accounting, NIF B-10 establishes that the results of holding non-monetary assets (RETANM) of previous periods should be reclassified in retained earnings. On January 1, 2008, the amount of RETANM reclassified in retained earnings was Ps. 6,070 (see Consolidated Statements of Changes in Stockholders’ Equity).

Through December 31, 2007, the Company accounted for inventories at replacement cost. As a result of NIF B-10 adoption, beginning in 2008, the Company carries out the inventories valuation based on valuation methods described in Bulletin C-4 “Inventories.” Inventories from Subholding Companies that operate in inflationary environments are restated using inflation factors. The change in accounting for inventories impacted the consolidated income statement, through an increase to cost of sales of Ps. 350 as of December 31, 2008.

In addition, NIF B-10 eliminates the restatement of imported equipment by applying the inflation factors and exchange rate of the country where the asset was purchased. Beginning in 2008, these assets are recorded using the exchange rate of the acquisition date. Subholding Companies that operate in inflationary environments should restate imported equipment using the inflation factors of the country where the asset is acquired. The change in this methodology did not significantly impact the consolidated financial statements of the Company.

h)	NIF B-15, “Translation of Foreign Currencies”:

NIF B-15 went into effect in 2008 and incorporates the concepts of recording currency, functional currency and reporting currency, and establishes the methodology to translate financial information of a foreign entity, based on those terms. Additionally, this rule is aligned with NIF B-10, which defines translation procedures of financial information from subsidiaries that operate in inflationary and non-inflationary environments. Prior to the application of this rule, translation of financial information from foreign subsidiaries was according to inflationary environments methodology. The adoption of this pronouncement is prospective and did not impact the consolidated financial statements of the Company (see Note 3).

i)	NIF D-3, “Employee Benefits”:

The Company adopted NIF D-3 in 2008, which eliminates the recognition of the additional liability which resulted from the difference between obligations for accumulated benefits and the net projected liability. On January 1, 2008, the additional liability derecognized amounted to Ps. 1,510, from which Ps. 948 corresponds to the intangible asset and Ps. 354 to the controlling cumulative other comprehensive income, net from its deferred tax of Ps. 208.

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

As a result, the adoption of NIF D-3 increased the amortization of prior service costs of severance indemnities by Ps. 45 in 2008 compared to 2007. This accounting change did not impact prior service cost of pension and retirement plans amortization since the remaining amortization period as of the adoption date was already five years or less. For the years ended December 31, 2009, 2008 and 2007, labor costs of past services amounted to Ps. 204, Ps. 221 and Ps. 146, respectively; and were recorded within the operating income (see Note 15).

During 2007, actuarial gains and losses of severance indemnities were amortized during the personnel’s average labor life. Beginning in 2008, actuarial gains and losses of severance indemnities are registered in the operating income of the year they were generated and the balance of unrecognized actuarial gains and losses as of January 1, 2008 was recorded in other expenses (see Note 18) and amounted to Ps. 198.

j)	NIF B-3, “Income Statement”:

In 2007, NIF B-3 “Income Statement” went into effect. NIF B-3 establishes generic standards for presenting and structuring the statement of income, minimum content requirements and general disclosure standards. Additionally, statutory employee profit sharing (“PTU”) should be presented within other expenses pursuant to Mexican FRS Interpretation No. 4.

k)	NIF D-6, “Capitalization of the Comprehensive Financing Result”:

In 2007, the Company adopted NIF D-6. This standard establishes that the comprehensive financing result generated by borrowings obtained to finance investment projects must be capitalized as part of the cost of long-term assets when certain conditions are met and amortized over the estimated useful life of the related asset. As of December 31, 2009 the comprehensive financing result capitalized regarding long-term assets amounted to Ps. 145. In 2008 and 2007, the application of this standard did not significantly impact the Company’s financial information.

Note 3. Foreign Subsidiary Incorporation.

The accounting records of foreign subsidiaries are maintained in local currency and in accordance with local accounting principles of each country. For incorporation into the Company’s consolidated financial statements, each foreign subsidiary’s individual financial statements are adjusted to Mexican FRS, and beginning in 2008, translated into Mexican pesos, as described as follows:

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

		Local Currencies to Mexican Pesos
Country	Functional / Recording Currency	Average Exchange Rate for				Exchange Rate as of December 31
		2009		2008		2009		2008		2007(1)
Mexico	Mexican peso	Ps.	1.00	Ps.	1.00	Ps.	1.00	Ps.	1.00	Ps.	1.00
Guatemala	Quetzal		1.66		1.47		1.56		1.74		1.42
Costa Rica	Colon		0.02		0.02		0.02		0.02		0.02
Panama	U.S. dollar		13.52		11.09		13.06		13.54		10.87
Colombia	Colombian peso		0.01		0.01		0.01		0.01		0.01
Nicaragua	Cordoba		0.67		0.57		0.63		0.68		0.57
Argentina	Argentine peso		3.63		3.50		3.44		3.92		3.45
Venezuela (2)	Bolivar		6.31		5.20		6.07		6.30		5.05
Brazil	Reai		6.83		6.11		7.50		5.79		6.13

(1)	Year-end exchange rates used for translation of financial information.
(2)	Equals 2.150 bolivars per one U.S. dollar, translated to Mexican pesos applying the average exchange rate or period-end rate. Refer to Note 29 for discussion of a subsequent event impacting this exchange rate.

Prior to the adoption of NIF B-10 in 2008, translation of financial information from all foreign subsidiaries was according to inflationary environments methodology described above.

The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation are included in the cumulative translation adjustment, which is recorded in stockholders’ equity as part of cumulative other comprehensive income (loss).

Beginning in 2003, the government of Venezuela established a fixed exchange rate control of 2.150 bolivars per U.S. dollar, which is the Company’s cross-currency rate used to translate the financial statements of its Venezuelan subsidiaries. The Company has operated under exchange controls in Venezuela since 2003 that affect its ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price to us of raw materials purchased in local currency.

Intercompany financing balances with foreign subsidiaries are considered as long-term investments, since there is no plan to pay such financing in the foreseeable future. Monetary position and exchange rate fluctuation regarding this financing are recorded in equity as part of cumulative translation adjustment, in cumulative other comprehensive income (loss).

The translation of assets and liabilities denominated in foreign currencies into Mexican pesos is for consolidation purposes and does not indicate that the Company could realize or settle the reported value of those assets and liabilities in Mexican pesos. Additionally, this does not indicate that the Company could return or distribute the reported Mexican peso value equity to its shareholders.

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

In 2009 and 2008, the Company recognizes the effects of inflation in the financial information of its subsidiaries that operate in inflationary economic environments (when cumulative inflation of the three preceding years is 26% or more), through the integral method, which consists of (see Note 2 g):

•	Using inflation factors to restate non-monetary assets such as inventories, fixed assets, intangible assets, including related costs and expenses when such assets are consumed or depreciated;

•

Applying the appropriate inflation factors to restate capital stock, additional paid-in capital and retained earnings by the necessary amount to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income was generated up to the date these consolidated financial statements are presented; and

•	Including in the Comprehensive Financing Result the gain or loss on monetary position (see Note 4 t).

The Company restates the financial information of its subsidiaries that operate in inflationary economic environments using the consumer price index of each country.

The operations of the Company are classified as follows considering the cumulative inflation of the three preceding years of 2009. The following classification was also applied for the 2008 period:

	Inflation Rate 2009	Cumulative Inflation 2008-2006	Type of Economy

Mexico	3.6%	15.0%	Non-Inflationary
Guatemala (1)	(0.3)%	25.9%	Non-Inflationary
Colombia	2.0%	18.9%	Non-Inflationary
Brazil	4.1%	15.1%	Non-Inflationary
Panama	1.9%	16.0%	Non-Inflationary
Venezuela	25.1%	87.5%	Inflationary
Nicaragua	0.9%	45.5%	Inflationary
Costa Rica	4.0%	38.1%	Inflationary
Argentina	7.7%	27.8%	Inflationary

(1)	According to The Economic and Financial Board of Guatemala, the expected inflation rate for the following years would decrease. As a result, the Company still qualifies Guatemala as a non-inflationary economy according to NIF B-10 “Effects of Inflation.”

b)	Cash and Cash Equivalents and Marketable Securities:

Cash and Cash Equivalents

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with original maturities of three months or less recorded at its acquisition cost plus interest income not yet received, which is similar to listed market prices. As of December 31, 2009 and 2008, cash equivalents amounted to Ps. 10,365 and Ps. 4,585, respectively.

Marketable Securities

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet. Marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Interest and dividends on securities classified as available-for-sale are included in investment income. The fair values of the investments are readily available based on quoted market prices. The following is a detail of available-for-sale securities.

December 31, 2009	Amortized Cost		Gross Unrealized Gain		Fair Value
Debt securities	Ps.	2,001	Ps.	112	Ps.	2,113

c)	Allowance for Doubtful Accounts:

Allowance for doubtful accounts is based on an evaluation of the aging of the receivable portfolio and the economic situation of the Company’s clients, as well as the Company’s historical loss rate on receivables and the economic environment in which the Company operates. The carrying value of accounts receivable approximates its fair value as of both December 31, 2009 and 2008.

d)	Inventories and Cost of Sales:

The operating segments of the Company use inventory costing methodologies provided by Bulletin C-4 “Inventories” to value their inventories, such as average cost in FEMSA Cerveza and Coca-Cola FEMSA and retail method in FEMSA Comercio. Advances to suppliers of raw materials are included in the inventory account.

Cost of sales based on average cost is determined based on the average amount of the inventories at the time of sale. Cost of sales includes expenses related to raw materials used in the production process, labor cost (wages and other benefits), depreciation of production facilities, equipment and other costs such as fuel, electricity, breakage of returnable bottles in the production process, equipment maintenance, inspection and plant transfer costs.

e)	Other Current Assets:

Other current assets are comprised of payments for services that will be received over the next 12 months and the fair market value of derivative financial instruments with maturity dates of less than one year (see Note 4 u).

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

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations before they are on the market. These costs are recorded as prepaid expenses and amortized over the period during which they are estimated to increase sales of the related products or container presentations to normal operating levels, which is generally no longer than one year.

Additionally, as of December 31, 2009 and 2008, the Company has restricted cash which is pledged as collateral of accounts payable in different currencies as follows. The restricted cash is presented as part of other current assets due to its short-term nature.

	2009		2008
Venezuelan bolivars	Ps.	161	Ps.	337
Mexican pesos		31		134
Brazilian reais		111		54

	Ps.	303	Ps.	525

f)	Bottles and Cases:

Non-returnable bottles and cases are recorded in the results of operations at the time of product sale. Returnable bottles and cases are recorded at acquisition cost. There are two types of returnable bottles and cases:

•	Those that are in the Company’s control within its facilities, plants and distribution centers; and

•	Those that have been placed in the hands of customers, but still belong to the Company.

Breakage of returnable bottles and cases within plants and distribution centers is recorded as an expense as it is incurred. For the years ended December 31, 2009, 2008 and 2007, breakage expense amounted to Ps. 903, Ps. 782 and Ps. 850, respectively. The Company estimates that breakage expense of returnable bottles and cases in plants and distribution centers is similar to the depreciation calculated on an estimated useful life of approximately five years for returnable beer bottles, four years for returnable soft drinks glass bottles and plastic cases, and 18 months for returnable soft drink plastic bottles.

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

The Company’s returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is depreciated according to their useful lives.

g)	Investments in Shares:

Investments in shares of associated companies where the Company holds 10% or more of a public company, 25% or more of a non-public company, or exercises significant influence according to NIF C-7 (see Note 2 b), are initially recorded at their acquisition cost and are subsequently accounted for by the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at acquisition cost and restated using the consumer price index if that entity operates in an inflationary environment.

h)	Property, Plant and Equipment:

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. The comprehensive financing result generated to fund long-term assets investment is capitalized as part of the total acquisition cost. As of December 31, 2009, the Company has capitalized Ps. 145 based on a capitalization weighted average rate of 8.08% for long-term assets investments that require more than the operating cycle of the Company to get ready for its intended use. As of December 31, 2008 and 2007, the capitalization of the comprehensive financing result did not have a significant impact in the consolidated financial statements. Major maintenance costs are capitalized as part of total acquisition cost. Routine maintenance and repair costs are expensed as incurred.

Investments in progress consist of long-lived assets not yet in service, in other words, that are not yet used for the purpose that they were bought, built or developed. The Company expects to complete those investments during the following 12 months.

Depreciation is computed using the straight-line method over acquisition cost, reduced by their residual values. The Company estimates depreciation rates, considering the estimated remaining useful lives of the assets.

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

In addition, for agreements amortized based on the actual volume method, the Company periodically compares the amortization calculated based on the actual volume method against the amortization that would have resulted under the straight-line method and records a provision to the extent that the recorded amortization is less than what would have resulted under the straight-line method. The amortization is recorded reducing net sales, which during years ended December 31, 2009, 2008 and 2007, amounted to Ps. 1,889, Ps. 1,477 and Ps. 1,360, respectively.

•

Leasehold improvements are amortized using the straight-line method, over the shorter of the useful life of the assets or a term equivalent to the lease period. The amortization of leasehold improvements as of December 31, 2009, 2008 and 2007 were Ps. 710, Ps. 668 and Ps. 581, respectively.

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

•

Other computer systems cost in the development stage, not yet in use. Such amounts are capitalized as they are expected to add value such as income or cost savings in the future. Such amounts will be amortized on a straight-line basis over their estimated useful life after they are placed in service.

•

Long-term alcohol licenses are amortized using the straight-line method. In 2009, FEMSA Cerveza reviewed the expected useful life of long-term alcohol licenses and changed its estimation from 6 to 15 years. The net effect of this change is a decrease in amortization of Ps. 84 in the consolidated financial results as of December 31, 2009. Beginning in 2009, long-term alcohol licenses are presented as part of intangible assets with finite useful life. Prior year balances have been reclassified from other assets to intangible assets for comparable purposes.

•

Through 2008, start-up expenses, which represented costs incurred prior to the opening of OXXO stores with the characteristics of an intangible asset internally developed. Such amounts were amortized on a straight-line basis in accordance with the terms of the lease contract. In 2009, according to NIF C-8, these amounts were reclassified in retained earnings (see Note 2 c).

Intangible assets with indefinite lives are not amortized and are subject to annual impairment tests or more frequently if necessary. These assets are recorded in the functional currency of the subsidiary in which the investment was made and are subsequently translated into Mexican pesos applying the closing rate of each period. Where inflationary accounting is applied, the intangible assets are restated applying inflation factors of the country of origin and then translated into Mexican pesos at the year-end exchange rate. The Company’s intangible assets with indefinite lives mainly consist of:

•

Coca-Cola FEMSA’s rights to produce and distribute Coca-Cola trademark products in the territories acquired. These rights are contained in agreements that are standard contracts that The Coca-Cola Company has with its bottlers. There are four bottler agreements for Coca-Cola FEMSA’s territories in Mexico; two expire in June 2013, and the other two in May 2015. The bottler agreement for Argentina expires in September 2014, for Brazil, will expire in April 2014, in Colombia in June 2014, in Venezuela in August 2016, in Guatemala in March 2015, in Costa Rica in September 2017, in Nicaragua in May 2016 and in Panama in November 2014. All of the Company’s bottler agreements are renewable for ten-year terms, subject to the right of each party to decide not to renew any of these agreements. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on its business, financial conditions, results of operations and prospects.

•	Trademarks and distribution rights, recognized as a result of the acquisition of the 30% of FEMSA Cerveza and payments made by FEMSA Cerveza in the acquisitions of previously granted franchises; and

•	Trademarks recognized as a result of the acquisition of Kaiser.

Goodwill represents the difference between the price paid and the fair value of the shares and/or net assets acquired not directly associated with another intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and then goodwill is translated to Mexican pesos using the year-end exchange rate. Where inflationary accounting is applied, goodwill is restated by applying inflation factors of the country of origin and translated to Mexican pesos using the year-end exchange rate. As of December 31, 2009, and 2008 the Company has goodwill resulting from the Kaiser acquisition which amounted to Ps. 4,937 and Ps. 3,821, respectively.

k)	Impairment of Long-Lived Assets and Goodwill:

The Company reviews the carrying value of its long-lived assets and goodwill for impairment and determines whether impairment exists, by comparing the book value of the assets with its fair value which is calculated using recognized methodologies. In case of impairment, the Company records the resulting fair value.

For depreciable and amortizable long-lived assets, such as property, plant and equipment and certain other definite long –lived assets, the Company performs tests for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through their expected future cash flows.

For indefinite life intangible assets, such as distribution rights and trademarks, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of those intangible assets exceeds its implied fair value calculated using recognized methodologies consistent with them.

For goodwill, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the reporting unit might exceed its implied fair value.

Impairment charges regarding long-lived assets and goodwill are recognized in other expenses.

For the year ended December 31, 2009, the Company has recorded in other expenses Ps. 25 regarding an indefinite life intangible asset that is not expected to generate cash flows in the future. In 2008 and 2007, the Company did not record any impairment regarding indefinite life intangible assets and goodwill.

l)	Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in Coca-Cola FEMSA’s refrigeration equipment and returnable bottles investment program. The contributions received for advertising and promotional incentives are included as a reduction of selling expenses. The contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction of the investment in refrigeration equipment and returnable bottles. Total contributions received were Ps. 1,945, Ps. 1,995 and Ps. 1,582 during the years ended December 31, 2009, 2008 and 2007, respectively.

m)	Labor Liabilities:

Labor liabilities include obligations for pension and retirement plans, seniority premiums, postretirement medical services and severance indemnity liabilities other than restructuring, all based on actuarial calculations, using the projected unit credit method. Costs related to compensated absences, such as vacations and vacation premiums, are recorded on a cumulative basis, in accounts payable.

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

n)	Contingencies:

The Company recognizes a liability for a loss when it is probable that certain effects related to past events, would materialize and could be reasonably estimated. These events and its financial impact are disclosed as loss contingencies in the consolidated financial statements. The Company does not recognize an asset for a gain contingency unless it is certain that will be collected.

o)	Commitments:

The Company discloses all its commitments regarding material long-lived assets acquisitions, services agreements that exceed the immediate need of the Company and all contractual obligations (see Note 24 g).

p)	Revenue Recognition:

The Company recognizes income according to International Accounting Standard 18 “Revenues” (IAS 18) based on NIF A-8 “Supplement” which allows use of International Standards as supplementary when Mexican FRS does not provide guidance on a specific subject.

Revenue is recognized in accordance with stated shipping terms, as follows:

•

For Coca-Cola FEMSA and FEMSA Cerveza domestic sales, upon delivery to the customer and once the customer has taken ownership of the goods. Domestic revenues are defined as the sales generated by the Company for sales realized in the country where the subsidiaries operate. Domestic revenues represented 96% for the years ended December 31, 2009, 2008 and 97% for the year ended December 31, 2007, respectively;

•	For FEMSA Cerveza export sales, upon shipment of goods to customers (FOB shipping point), and transfer of ownership and risk of loss; and

•	For FEMSA Comercio retail sales, net revenues are recognized when the product is delivered to customers, and customers take possession of products.

Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the products of the Company.

Additionally, the Company recognizes deferred income on a straight-line basis over the specified period of an agreement, or based on sales volume related to that agreement. As of December 31 2009 and 2008, the Company has recognized deferred income of Ps. 209 and Ps. 169 in the consolidated income statement as a result of the distribution agreement with Heineken USA.

During 2007 and 2008, Coca-Cola FEMSA sold certain of its private label brands to The Coca-Cola Company. Because Coca-Cola FEMSA has significant continuing involvement with these brands, (i.e. it continues producing and selling these products), proceeds received from The Coca-Cola Company were initially deferred and are being amortized against the related costs of future product sales over the estimated period of such sales. The balance of unearned revenues as of December 31, 2009 and 2008 amounted to Ps. 616 and Ps. 571, respectively. The short-term portions of such amounts are presented as other current liabilities, amounted Ps. 203 and Ps. 139 at December 31, 2009 and 2008, respectively.

q)	Operating Expenses:

Operating expenses are comprised of administrative and selling expenses. Administrative expenses include labor costs (salaries and other benefits) of employees not directly involved in the sale of the Company’s products, as well as professional service fees, depreciation of office facilities and amortization of capitalized information technology system implementation costs.

Selling expenses include:

•

Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2009, 2008 and 2007, these distribution costs amounted to Ps. 15,080, Ps. 12,135 and Ps. 10,601, respectively;

•	Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel; and

•	Marketing: labor costs (salaries and other benefits), promotional expenses and advertising costs.

r)	Other Expenses:

Other expenses include Employee Profit Sharing (“PTU”), participation in associated companies, gains or losses on sales of fixed assets, impairment of long-lived assets, contingencies reserves as well as their subsequent interest and penalties, severance payments derived from restructuring programs and all other non-recurring expenses related to activities different from the main activities of the Company and that are not recognized as part of the comprehensive financing result.

PTU is applicable to Mexico and Venezuela. In Mexico, employee profit sharing is computed at the rate of 10% of the individual company taxable income, except for considering depreciation of historical rather than restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. In Venezuela, employee profit sharing is computed at a rate equivalent to 15% of after tax income, and it is no more than four months of salary.

Through 2007, deferred PTU had been recorded when non-recurring temporary differences between the accounting income for the year and the bases used for Mexican employee profit sharing resulted. Since 2008, the Company has not recorded a provision for deferred employee profit sharing because according to the assets and liabilities method described in NIF D-3, the Company does not expect relevant deferred items to materialize. As a result, the Company has not recognized deferred employee profit sharing as of either December 31, 2009 or 2008.

Severance indemnities resulting from a restructuring program and associated with an ongoing benefit arrangement are charged to other expenses on the date when the decision to dismiss personnel under a formal program or for specific causes is taken.

s)	Income Taxes:

Income tax is charged to results as incurred as are deferred income taxes. For purposes of recognizing the effects of deferred income taxes in the consolidated financial statements, the Company utilizes both prospective and retrospective analysis over the medium term when more than one tax regime exists per jurisdiction and recognizes the amount based on the tax regime it expects to be subject to, in the future. Deferred income taxes assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits for which there is more likely than not that they are not realizable.

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

t)	Comprehensive Financing Result:

Comprehensive financing result includes interest, foreign exchange gain and losses, market value gain or loss on ineffective portion of derivative financial instruments and gain or loss on monetary position, except for those amounts capitalized and those that are recognized as part of the cumulative comprehensive income (loss). The components of the Comprehensive Financing Result are described as follows:

•	Interest: Interest income and expenses are recorded when earned or incurred, respectively, except for interest capitalized on the financing of long-term assets;

•

Foreign Exchange Gains and Losses: Transactions in foreign currencies are recorded in local currencies using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for the foreign exchange gain or loss from the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature and the foreign exchange gain or loss from the financing of long-term assets (see Note 3);

•

Gain or Loss on Monetary Position: Since 2008, the gain or loss on monetary position results from the changes in the general price level of monetary accounts of those subsidiaries that operate in inflationary environments, which is determined by applying inflation factors of the country of origin to the net monetary position at the beginning of each month and excluding the intercompany financing in foreign currency that is considered as long-term investment because of its nature (see Note 3), as well as the gain or loss on monetary position from long-term liabilities to finance long-term assets. Prior to 2008, gain or loss on monetary position was determined for all subsidiaries; and

•

Market Value Gain or Loss on Ineffective Portion of Derivative Financial Instruments: Represents the net change in the fair value of the ineffective portion of derivative financial instruments, the net change in the fair value of those derivate financial instruments that do not meet hedging criteria for accounting purposes; and the net change in the fair value of embedded derivative financial instruments.

u)	Derivative Financial Instruments:

The Company is exposed to different risks related to cash flows, liquidity, market and credit. As a result the Company contracts different derivative financial instruments in order to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies, the risk of exchange rate and interest rate fluctuations associated with its borrowings denominated in foreign currencies and the exposure to the risk of fluctuation in the costs of certain raw materials.

The Company values and records all derivative financial instruments and hedging activities, including certain derivative financial instruments embedded in other contracts, in the balance sheet as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or as a component of cumulative other comprehensive income (loss), based on the item being hedged and the ineffectiveness of the hedge.

As of December 31, 2009 and 2008, the balance in other current assets of derivative financial instruments was Ps. 81 and Ps. 1,591 (see Note 8), and in other assets Ps. 1,164 and Ps. 212 (see Note 12), respectively. The Company recognized liabilities regarding derivative financial instruments in other current liabilities of Ps. 868 and Ps. 3,089 (see Note 24 a), as of the end of December 31, 2009 and 2008, respectively, and other liabilities of Ps. 1,286 and Ps. 1,377 (see Note 24 b) for the same periods.

The Company designates its financial instruments as cash flow hedges at the inception of the hedging relationship, when transactions meet all hedging accounting requirements. For cash flow hedges, the effective portion is recognized temporarily in cumulative other comprehensive income (loss) within stockholders’ equity and subsequently reclassified to current earnings at the same time the hedged item is recorded in earnings. When derivative financial instruments do not meet all of the accounting requirements for hedging purposes, the change in fair value is immediately recognized in net income. For fair value hedges, the changes in the fair value are recorded in the consolidated results in the period the change occurs as part of the market value gain or loss on ineffective portion of derivative financial instruments.

The Company identifies embedded derivatives that should be segregated from the host contract for purposes of valuation and recognition. When an embedded derivative is identified and the host contract has not been stated at fair value the embedded derivative is segregated from the host contract, stated at fair value and is classified as trading. Changes in the fair value of the embedded derivatives at the closing of each period are recognized in the consolidated results.

v)	Cumulative Other Comprehensive Income (Loss):

The cumulative other comprehensive income/loss represents the period net income as described in NIF B-3 “Income Statement,” plus the cumulative translation adjustment resulted from translation of foreign subsidiaries to Mexican pesos and the effect of unrealized gain/loss on cash flow hedges from derivative financial instruments.

	2009	2008
Unrealized (loss) on cash flow hedges	Ps. (896)	Ps. (1,889)
Cumulative translation adjustment	2,894	(826)

	Ps. 1,998	Ps. (2,715)

The changes in the cumulative translation adjustment were as follows:

	2009	2008
Initial balance	Ps. (826)	Ps.	(1,337)
Conversion effect	2,183		(1,023)
Foreign exchange effect from intercompany long-term loans	1,537		1,534
Ending balance	Ps. 2,894	Ps.	(826)

The deferred income tax liability from the cumulative translation adjustment amounted to Ps. 592 and 1,709, respectively (see Note 23 d).

w)	Provisions:

Provisions are recognized for obligations that result from a past event that will probably result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant. The Company has recognized provisions regarding income tax, contingencies and vacations in the consolidated financial statements.

x)	Issuances of Subsidiary Stock:

The Company recognizes issuances of a subsidiary’s stock as a capital transaction. The difference between the book value of the shares issued and the amount contributed by the noncontrolling interest holder or a third party is recorded as additional paid-in capital.

y)	Earnings per Share:

Earnings per share are determined by dividing net controlling income by the average weighted number of shares outstanding during the period.

Note 5. Acquisitions.

Coca-Cola FEMSA and FEMSA Cerveza made certain business acquisitions that were recorded using the purchase method. The results of the acquired operations have been included in the consolidated financial statements since Coca-Cola FEMSA and FEMSA Cerveza obtained control of acquired businesses. Therefore, the consolidated income statements and the consolidated balance sheets are not comparable with previous periods. The statement of changes in financial position as of December 31, 2007 presents the effects of the acquisitions and incorporation of such operations by Coca-Cola FEMSA and FEMSA Cerveza, as a single line item within investing activities. The consolidated cash flows as of December 31, 2009 and 2008, show the acquired operations net of the cash related to those acquisitions.

a)	Coca-Cola FEMSA:

i)	On February 27, 2009, Coca-Cola FEMSA along with The Coca-Cola Company completed the acquisition of certain assets of the Brisa bottled water business in Colombia. This acquisition was made so as to strengthen Coca-Cola FEMSA’s position in the local water business in Colombia. The Brisa bottled water business was previously owned by a subsidiary of SABMiller. Terms of the transaction called for an initial purchase price of $92, of which $46 was paid by Coca-Cola FEMSA and $46 by The Coca-Cola Company. The Brisa brand and certain other intangible assets were acquired by The Coca-Cola Company, while production related property and equipment and inventory was acquired by Coca-Cola FEMSA. Coca-Cola FEMSA also acquired the distribution right over Brisa products in its Colombian territory. In addition to the initial purchase price, contingent purchase consideration also existed related to the net revenues of the Brisa bottled water business subsequent to the acquisition. The total purchase price incurred by the Company was Ps. 730, consisting of Ps. 717 in cash payments, and accrued liabilities of Ps. 13. Transaction related costs were expensed by the Company as incurred as required by Mexican FRS. Following a transition period, Brisa was included in the Coca-Cola FEMSA’s operating results beginning June 1, 2009.

The estimated fair value of the Brisa net assets acquired by Coca-Cola FEMSA is as follows:

Production related property and equipment, at fair value	Ps.	95
Distribution rights, at fair value, with an indefinite life		635

Net assets acquired / purchase price	Ps.	730

The results of operation of Brisa for the period from the acquisition through December 31, 2009 were not material to our consolidated results of operations.

ii)	On July 17, 2008, Coca-Cola FEMSA acquired certain assets of Agua De Los Ángeles, which sells and distributes water within Mexico Valley, for Ps. 206, net of cash received. This acquisition was made so as to strengthen Coca-Cola FEMSA position in the local water business in Mexico. Based on the purchase price allocation, Coca-Cola FEMSA identified intangible assets with indefinite life of Ps. 18 consisting of distribution rights and intangible assets of definite life of Ps. 15 consisting of a non-compete right, amortizable in the following five years.

iii)	On May 31, 2008, Coca-Cola FEMSA completed in Brazil the franchise acquisition of Refrigerantes Minas Gerais for Ps. 3,633 net of cash received, assuming liabilities for Ps. 1,966 which includes an account payable to The Coca-Cola Company for Ps. 574, acquiring 100% of the voting shares. Coca-Cola FEMSA identified intangible assets with indefinite lives consisting of distribution rights based on the purchase price allocation of Ps. 2,242. This acquisition was made so as to strengthen Coca-Cola FEMSA’s position in the local soft drinks business in Brazil.

The estimated fair value of the REMIL net assets acquired by Coca-Cola FEMSA is as follows:

Total current assets	Ps.	881
Total long-term assets		1,902
Distribution rights		2,242
Total current liabilities		1,152
Total long-term liabilities		814
Total liabilities		1,966

Net assets acquired	Ps.	3,059

As of December 31, 2008, Coca-Cola FEMSA has recognized a loss of Ps. 45 as part of the income statement of Coca-Cola FEMSA related to REMIL results after its acquisition.

iv)	On January 21, 2008, a reorganization of the Colombian operations occurred by way of a spin-off of the previous noncontrolling interest shareholders. The total amount paid to the noncontrolling interest shareholders for the buy-out was Ps. 213.

v)	On November 8, 2007, Administracion S.A.P.I. de C.V. (“Administracion SAPI”), a joint operation 50%-owned by Coca-Cola FEMSA and 50%-owned by The Coca-Cola Company, purchased 58,350,908 shares in Jugos del Valle, S.A.B. de C.V. (currently Jugos del Valle, S.A.P.I. de C.V.) (“Jugos del Valle”) to acquire a 100% equity interest in this company. Administracion SAPI paid Ps. 4,020 for Jugos del Valle and assumed liabilities of Ps. 934.

Subsequent to the initial acquisition of Jugos del Valle by Administracion SAPI, Coca-Cola FEMSA offered to sell 30% of its interest in Administración SAPI to Coca-Cola bottlers in Mexico. During 2008, Coca-Cola FEMSA recorded investment in shares of 19.8% of the capital stock of Administración SAPI which represents the Coca-Cola FEMSA’s remaining investment after the sale of its 30.2% holding in Administración SAPI to other Coca-Cola bottlers. After this, Administration SAPI merged with Jugos del Valle, subsisting Jugos del Valle. As of December 31, 2008 the transaction was completed.

vi)	On November 5, 2007, Coca-Cola FEMSA’s Argentine subsidiary reached a binding agreement to acquire all outstanding shares of Complejo Industrial Can, S.A. (“CICAN”) in a transaction valued at Ps. 51. CICAN manufactures packaging for various brands of soft drinks.

vii)	Unaudited Pro Forma Financial Data.

The following unaudited consolidated pro forma financial data represents the Company’s historical financial statements, adjusted to give effect to (i) the acquisition of REMIL mentioned in the preceding paragraphs; and (ii) certain accounting adjustments mainly related to depreciation of fixed assets of the acquired companies.

The results of operation of Brisa for both the years ended December 31, 2009 and 2008 were not material to the Company’s consolidated results of operations for those periods. Accordingly, pro forma 2009 and 2008 financial data considering the acquisition of Brisa as of January 1, 2008 has not been presented herein.

The unaudited pro forma adjustments assume that the acquisitions were made at the beginning of the year immediately preceding the year of acquisition and are based upon available information and other assumptions that management considers reasonable. The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been, had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company’s future results of operations.

	FEMSA unaudited pro forma consolidated results for the years ended December 31,
	2008	2007
Total revenues	Ps. 169,966	Ps. 152,195
Income before taxes	14,008	17,423
Controlling Interest Net income	9,662	12,290

b)	FEMSA Cerveza:

i)	In 2008, FEMSA Cerveza paid Ps. 54 to acquire third-party distributor operations. Based on the purchase price allocation, FEMSA Cerveza recognized Ps. 45 for beer distribution rights recorded as an intangible asset with indefinite life. As of December 31, 2009 and 2008, no goodwill has been recognized as a result of this acquisition. The results of operations of this acquired third-party distributor are not material to the Company’s consolidated results of operations for purposes of presentation of pro forma information.

Note 6. Accounts Receivable.

	2009		2008
Trade	Ps.	9,506	Ps.	8,374
Allowance for doubtful accounts		(930)		(805)
The Coca-Cola Company		1,034		959
Notes receivable		566		476
MolsonCoors		368		255
Loans to employees		125		86
Travel advances to employees		111		65
Insurance claims		86		97
Guarantee deposits		76		60
Jugos del Valle (1)		2		368
Other		788		866

	Ps.	11,732	Ps.	10,801

(1)	Includes funds provided for the working capital of Jugos del Valle.

The changes in the allowance for doubtful accounts are as follows:

	2009	2008	2007
Opening balance	Ps. 805	Ps. 657	Ps. 586
Provision for the year	363	387	195
Write-off of uncollectible accounts	(269)	(237)	(98)
Translation of foreign currency effect	31	(2)	(26)

Ending balance	Ps. 930	Ps. 805	Ps. 657

Note 7. Inventories.

	2009	2008
Finished products	Ps. 6,963	Ps. 5,506
Raw materials	5,980	6,183
Spare parts	932	786
Advances to suppliers	685	317
Work in process	456	395
Allowance for obsolescence	(158)	(122)

	Ps. 14,858	Ps. 13,065

Note 8. Other Current Assets.
	2009	2008
Long-lived assets available for sale	Ps. 373	Ps. —
Advertising and deferred promotional expenses	337	309
Restricted cash	303	525
Advances to services suppliers	253	73
Prepaid leases	131	124
Agreements with customers	118	136
Derivative financial instruments	81	1,591
Short-term licenses	32	23
Prepaid insurance	26	42
Other	112	237

	Ps. 1,766	Ps. 3,060

The advertising and deferred promotional expenses recorded in the consolidated income statements for the years ended December 31, 2009, 2008 and 2007 amounted to Ps. 6,587, Ps. 5,951 and Ps. 5,455, respectively.

Note 9. Investments in Shares.

Company	% Ownership	2009	2008
Coca-Cola FEMSA:
Jugos del Valle, S.A. de C.V. (1) (2)	19.79%	Ps. 1,162	Ps. 1,101
Sucos del Valle Do Brasil, LTDA (1) (2) (4)	19.89%	325	—
Mais Industria de Alimentos, LTDA (1) (2) (4)	19.89%	289	—
Holdfab Partiçipações, LTDA (1) (2) (4)	33.05%	—	359
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1) (2)	13.45%	78	112
Industria Mexicana de Reciclaje, S.A. de C.V. (1) (2)	35.00%	76	79
Estancia Hidromineral Itabirito(1)(2)	50.00%	76	—
Beta San Miguel, S.A. de C.V. (“Beta San Miguel”) (3)	2.54%	69	69
KSP Partiçipações, S.A. (1) (2)	38.74%	88	62
Compañía de Servicios de Bebidas Refrescantes S.A. de C.V. (“Salesko”) (1) (2)	26.00%	—	7
Other	Various	7	8
FEMSA Cerveza:
Río Blanco Trust (waste water treatment plant) (1) (2)	19.14%	61	69
Affiliated companies of Kaiser (3)	Various	25	19
Affiliated companies of FEMSA Cerveza (1) (2)	Various	39	14
Other (3)	Various	12	13
Other investments	Various	37	53

		Ps. 2,344	Ps. 1,965

Accounting method:

(1)	Equity method. The date of the financial statements of the investees used to account for the equity method is the same as the used in the Company consolidated financial statements.
(2)	The Company has significant influence, mainly due to its representation in the Board of Directors in those companies.
(3)	Acquisition cost.
(4)	Restructured its operations resulting in the spin-off of two separate companies: Sucos del Valle Do Brasil, LTDA and Mais Industria de Alimentos, LTDA.

As of December 31, 2009, the Company indirectly owns 19.79% of Jugos del Valle through its subsidiary Coca-Cola FEMSA. The principal activities of Jugos del Valle is the production, distribution and marketing of fruit juices in Mexico and other countries. Coca-Cola FEMSA recognized other income of Ps. 4 regarding to its interest in Jugos del Valle which is accounted for by equity method.

The following is some relevant financial information from Jugos del Valle as of December 31, 2009 and 2008.

	2009		2008
Total assets	Ps.	6,961	Ps.	7,109
Total liabilities		1,092		1,551
Total stockholders’ equity		5,869		5,558

	2009		2008
Total revenues	Ps.	5,052	Ps.	3,991
Income before taxes		59		265
Net income before discontinuing operations		7		124
Discontinuing operations		11		271
Net income		18		395
Note 10. Property, Plant and Equipment.
	2009		2008
Land	Ps.	8,417	Ps.	8,137
Buildings, machinery and equipment		98,713		90,800
Accumulated depreciation		(51,681)		(46,203)
Refrigeration equipment		12,296		10,512
Accumulated depreciation		(8,099)		(7,146)
Investment in fixed assets in progress (see Note 4 h)		4,523		4,296
Long-lived assets stated at net realizable value		538		730
Other long-lived assets		331		299

	Ps.	65,038	Ps.	61,425

As of December 31, 2009, the Company has identified long-term assets investments of Ps. 1,742 that are not ready for their intended use and met the definition of qualified assets for comprehensive financing result capitalization, which amounted to Ps. 145. As of December 31, 2008 and 2007, the capitalization of the comprehensive financing result did not have a significant impact in the consolidated financial statements.

The Company has identified certain long-lived assets that are not strategic to the current and future operations of the business and are not being used, comprised of land, buildings and equipment, in accordance with an approved program for the disposal of certain investments. Such long-lived assets have been recorded at their estimated net realizable value without exceeding their acquisition cost, as follows:

	2009	2008
Coca-Cola FEMSA	Ps. 288	Ps. 394
FEMSA Cerveza	208	291
FEMSA and others subsidiaries	42	45

	Ps. 538	Ps. 730

Buildings	Ps. 182	Ps. 359
Land	174	237
Equipment	182	134

	Ps. 538	Ps. 730

As a result of selling certain long-lived assets, the Company recognized a loss of Ps. 26 and gains of Ps. 4 and Ps. 127 for the years ended December 31, 2009, 2008 and 2007, respectively.

Long-lived assets that are available for sale have been reclassified from property, plant and equipment to other current assets. As of December 31, 2009, long-lived assets available for sale amounted to Ps. 373 (see Note 8). In 2008, long-lived assets that were not strategic did not meet available for sale characteristics.

Note 11. Intangible Assets.

	2009	2008
Unamortized intangible assets:
Coca-Cola FEMSA:
Rights to produce and distribute Coca-Cola trademark products	Ps. 49,520	Ps. 46,892
FEMSA Cerveza:
Trademarks and distribution rights	11,357	11,391
Goodwill	4,937	3,821
Kaiser trademarks	927	716
Other	—	287
Other unamortized intangible assets	787	499

	Ps. 67,528	Ps. 63,606

Amortized intangible assets:
Systems in development costs	2,068	597
Technology costs and management systems	469	498
Alcohol licenses (see Note 4 j)	982	804
Start-up expenses (see Note 2 c)	—	253
Other	134	102

	Ps. 3,653	Ps. 2,254

Total intangible assets	Ps. 71,181	Ps. 65,860

The changes in the carrying amount of unamortized intangible assets are as follows:

	2009	2008
Beginning balance	Ps. 63,606	Ps. 59,110
Acquisitions	698	2,305
Impairment	(25)	—
Translation and restatement of foreign currency effect	3,249	2,191

Ending balance	Ps. 67,528	Ps. 63,606

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments		Amortization
	Accumulated at the Beginning of the Year	Additions	Accumulated at the Beginning of the Year	For the Year	Total
2009
Systems in development costs	Ps. 597	Ps. 1,471	Ps. —	Ps. —	Ps. 2,068
Technology costs and management systems	2,230	389	(1,732)	(418)	469
Alcohol licenses (1)	1,084	252	(280)	(74)	982

2008
Systems in development costs	Ps. —	Ps. 597	Ps. —	Ps. —	Ps. 597
Technology costs and management systems	2,093	137	(1,504)	(228)	498
Alcohol licenses (1)	719	365	(144)	(136)	804

2007
Technology costs and management systems	Ps. 1,892	Ps. 201	Ps. (1,159)	Ps. (345)	Ps. 589
Alcohol licenses (1)	402	317	(66)	(78)	575

(1)	See Note 4 j.

The estimated amortization for intangible assets of definite life is as follows:

	2010	2011	2012	2013	2014
Systems amortization	Ps. 473	Ps. 467	Ps. 442	Ps. 390	Ps. 377
Alcohol licenses	95	95	95	95	95
Others	17	17	17	17	17

Note 12. Other Assets.

	2009	2008
Leasehold improvements-net	Ps. 5,463	Ps. 4,930
Agreements with customers (see Note 4 i)	4,075	4,060
Brazilian amnesty rights	2,295	—
MolsonCoors	1,431	2,144
Derivative financial instruments	1,164	212
Guarantee Deposits	1,138	324
Long-term accounts receivable	760	549
Advertising and promotional expenses	628	293
Tax credits	—	185
Other	778	1,431

	Ps. 17,732	Ps. 14,128

Long-term accounts receivables are comprised of Ps. 737 and Ps. 23 of principal and interests and are expected to be collected as follows:

2010	Ps. 169
2011	215
2012	123
2013	84
2014 and thereafter	169

Ps. 760

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

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances	2009	2008
Due from The Coca-Cola Company (see Note 4 l) (1)	Ps. 1,034	Ps. 959
Balance with BBVA Bancomer, S.A. de C.V. (2)	4,665	799
Due from Promotora Mexicana de Embotelladores, S.A. de C.V. (1)	195	129
Other receivables (1)	104	480
Due to BBVA Bancomer, S.A. de C.V. (3)	10,124	10,060
Due to The Coca-Cola Company (4)	2,405	2,659
Due to Grupo Financiero Banamex, S.A. de C.V. (3)	2,265	2,406
Due to British American Tobacco México (4)	186	128
Other payables (4)	345	233

(1)	Recorded as part of total of receivable accounts.
(2)	Recorded as part of cash and cash equivalents.
(3)	Recorded as part of total bank loans.
(4)	Recorded as part of total accounts payable.

Transactions	2009	2008	2007
Income:
Sales of cans and aluminum lids to Promotora Mexicana de Embotelladores, S.A. de C.V. (1)	Ps. 1,145	Ps. 1,081	Ps. 1,121
Logistic services to Grupo Industrial Saltillo, S.A. de C.V. (2)	234	252	242
Sales of Grupo Inmobiliario San Agustín, S.A. shares to Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (2)	64	66	37
Other revenues from related parties	147	408	902

Expenses:
Purchase of concentrate from The Coca-Cola Company (1)	16,863	13,518	12,239
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V. (2)	1,733	1,578	1,324
Purchase of cigarettes from British American Tobacco México (2)	1,413	1,439	1,064
Advertisement expense paid to The Coca-Cola Company (1)	780	931	940
Purchase of juices to Jugos del Valle, S.A. de C.V. (1)	1,044	863	—
Interest expense and fees paid to BBVA Bancomer S.A. de C.V. (2)	591	780	305
Purchase of sugar from Beta San Miguel (1)	713	687	845
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V.(1)	783	525	723
Purchase of canned products from IEQSA(1) and CICAN (3)	208	333	518
Advertising paid to Grupo Televisa, S.A.B. (2)	247	253	178
Interest expense and fees paid to Grupo Financiero Banamex, S.A. de C.V. (2)	246	289	539
Interest expense and fees paid to Deutsche Bank (Mexico) (2)	—	85	—
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (2)	123	83	31
Donations to Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (2)	100	79	108
Purchase of plastic bottles from Embotelladora del Atlántico, S.A. (formerly Complejo Industrial Pet, S.A.) (1)	54	42	37
Donations to Difusión y Fomento Cultural, A.C. (2)	—	29	32
Interest expense paid to The Coca-Cola Company (1)	25	27	29
Other expenses with related parties	99	43	3

(1)	These companies are related parties of our subsidiary Coca-Cola FEMSA.
(2)	One or more members of the board of directors or senior management are also members of the board of directors or senior management of the counterparties to these transactions.
(3)	In 2007, CICAN is not considered to be a related party.

The benefits and aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries were as follows:

	2009	2008	2007
Short- and long-term benefits paid	Ps. 1,494	Ps. 1,348	Ps. 1,290
Severance indemnities	53	11	17
Postretirement benefits (labor cost)	32	32	29

Note 14. Balances and Transactions in Foreign Currencies.

According to NIF B-15, assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the recording, functional or reporting currency of each reporting unit. As of the end of and for the years ended December 31, 2009 and 2008, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos are as follows:

	2009			2008
	U.S. Dollars	Other Currencies	Total	U.S. Dollars	Other Currencies	Total
Assets
Short-term	Ps. 5,407	Ps. 7	Ps. 5,414	Ps. 4,331	Ps. 153	Ps. 4,484
Long-term	1,218	—	1,218	315	—	315
Liabilities
Short-term	3,492	70	3,562	7,970	52	8,022
Long-term	5,897	—	5,897	6,284	120	6,404

Transactions	U.S. Dollars	Other Currencies	Total	U.S. Dollars	Other Currencies	Total
Revenues	Ps. 7,332	Ps. —	Ps. 7,332	Ps. 4,978	Ps. 933	Ps. 5,911
Expenses and investments:
Purchases of raw materials	15,304	254	15,558	12,746	184	12,930
Interest expense	1,563	—	1,563	2,363	—	2,363
Assets acquisitions	883	387	1,270	1,343	715	2,058
Export expenses	1,709	9	1,718	849	—	849
Other	2,083	19	2,102	1,672	85	1,757

	Ps. 21,542	Ps. 669	Ps. 22,211	Ps. 18,973	Ps. 984	Ps. 19,957

As of June 18, 2010, the exchange rate published by “Banco de México” was Ps. 12.5875 Mexican pesos per one U.S. Dollar, and the foreign currency position was similar to that as of December 31, 2009.

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

a)	Assumptions:

The Company annually evaluates the reasonableness of the assumptions used in its labor liabilities computations. Actuarial calculations for pension and retirement plans, seniority premiums, postretirement medical services and severance indemnity liabilities, as well as the cost for the period, were determined using the following long-term assumptions:

	Nominal Rates (1)		Real Rates (2) (3)
	2009	2008	2009	2008
Annual discount rate	8.2%	8.2%	4.5%	4.5%
Salary increase	5.1%	5.1%	1.5%	1.5%
Return on assets	8.2%	11.3%	4.5%	4.5%

Measurement date: December 2009

(1)	For non-inflationary economies.
(2)	For inflationary economies.
(3)	Assumptions used for 2007 actuarial calculations.

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

Based on these assumptions, the expected benefits to be paid in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Postretirement Medical Services		Severance Indemnities
2010	Ps.	460	Ps.	19	Ps.	26	Ps.	158
2011		384		18		26		134
2012		328		21		26		125
2013		352		23		27		120
2014		383		25		29		116
2015 to 2020		2,032		171		173		519

b)	Balances of the Liabilities:

	2009		2008
Pension and retirement plans:
Vested benefit obligation	Ps.	3,293	Ps.	3,122
Non-vested benefit obligation		2,165		1,890

Accumulated benefit obligation		5,458		5,012
Excess of projected benefit obligation over accumulated benefit obligation		1,144		1,201

Defined benefit obligation (projected benefit obligation)		6,602		6,213
Pension plan funds at fair value		(3,306)		(2,660)

Unfunded defined benefit obligation		3,296		3,553
Labor cost of past services (1)		(1,008)		(1,113)
Unrecognized actuarial loss, net		(181)		(554)

Total	Ps.	2,107	Ps.	1,886

Seniority premiums:
Vested benefit obligation		5		8
Non-vested benefit obligation		184		165

Accumulated benefit obligation		189		173
Excess of projected benefit obligation over accumulated benefit obligation		104		96

Unfunded defined benefit obligation (projected benefit obligation)		293		269
Labor cost of past services (1)		(5)		(8)
Unrecognized actuarial loss, net		(5)		(13)

Total	Ps.	283	Ps.	248

Postretirement medical services:
Vested benefit obligation		487		443
Non-vested benefit obligation		501		538

Defined benefit obligation		988		981
Medical services funds at fair value		(111)		(92)

Unfunded defined benefit obligation		877		889
Labor cost of past services (1)		(28)		(43)
Unrecognized actuarial loss, net		(376)		(482)

Total	Ps.	473	Ps.	364

Severance indemnities:
Accumulated benefit obligation		633		596
Excess of projected benefit obligation over accumulated benefit obligation		115		133

Defined benefit obligation (projected benefit obligation)		748		729

Labor cost of past services (1)		(256)		(339)
Unrecognized actuarial loss, net		(1)		(2)

Total		491		388

Total labor liabilities	Ps.	3,354	Ps.	2,886

(1)	Unrecognized net transition obligation and unrecognized prior service costs as were defined in Bulletin D-3 “Labor Liabilities.”

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the year.

c)	Trust Assets:

Trust assets consist of fixed and variable return financial instruments recorded at market value. The trust assets are invested as follows:

	2009	2008
Fixed Return:
Publicly traded securities	18%	16%
Bank instruments	10%	10%
Federal government instruments	43%	53%

Variable Return:
Publicly traded	29%	21%

	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow.

The amounts and types of securities of the Company and related parties included in plan assets are as follows:

	2009		2008
Debt:
CEMEX, S.A.B. de C.V. (1)	Ps.	100	Ps.	57
BBVA Bancomer, S.A. de C.V. (1)		42		41
Sigma Alimentos, S.A. de C.V. (1)		29		29
Coca-Cola FEMSA		2		2
Deutsche Bank (Mexico) (1)		—		58

Capital:
FEMSA		286		181
Grupo Televisa, S.A.B. (1)		71		—

(1)	One or more members of the board of directors or senior management of FEMSA are members of the board of directors or senior management of this company.

The Company does not expect to make material contributions to plan assets during the following fiscal year.

d)	Cost for the Year:

	2009		2008		2007
Pension and retirement plans:
Labor cost	Ps.	247	Ps.	229	Ps.	210
Interest cost		504		437		235
Expected return on trust assets		(227)		(307)		(129)
Labor cost of past services (1)		105		105		102
Amendments to plan		—		90		120
Amortization of net actuarial loss		24		15		1

		653		569		539

Seniority premiums:
Labor cost		37		33		30
Interest cost		21		20		10
Labor cost of past services (1)		2		2		2
Amendments to plan		—		6		1
Amortization of net actuarial loss		4		20		3

		64		81		46

Postretirement medical services:
Labor cost		35		27		27
Interest cost		77		59		32
Expected return on trust assets		(8)		(10)		(6)
Labor cost of past services (1)		9		10		4
Amendments to plan		—		15		4
Amortization of net actuarial loss		22		13		13

		135		114		74

Severance indemnities:
Labor cost		88		99		66
Interest cost		49		58		26
Labor cost of past services (1)		88		104		38
Amortization of net actuarial loss		66		178		—

		291		439		130

	Ps.	1,143	Ps.	1,203	Ps.	789

(1)	Amortization of unrecognized net transition obligation and amortization of unrecognized prior service costs as were defined in Bulletin D-3 “Labor Liabilities.”

e)	Changes in the Balance of the Obligations:

	2009		2008
Pension and retirement plans:
Initial balance	Ps.	6,213	Ps.	5,587
Labor cost		247		229
Interest cost		504		437
Amendments to plan		—		90
Actuarial loss		41		149
Benefits paid		(403)		(279)

Ending balance		6,602		6,213

Seniority premiums:
Initial balance		269		254
Labor cost		37		33
Interest cost		21		20
Amendments to plan		—		6
Actuarial gain		(7)		(24)
Benefits paid		(27)		(20)

Ending balance		293		269

Postretirement medical services:
Initial balance		981		746
Labor cost		35		27
Interest cost		77		59
Amendments to plan		—		15
Actuarial (gain) loss		(79)		187
Benefits paid		(26)		(53)

Ending balance		988		981

Severance indemnities:
Initial balance		729		647
Labor cost		88		99
Interest cost		49		58
Actuarial loss		93		11
Benefits paid		(211)		(86)

Ending balance		748		729

f)	Changes in the Balance of the Trust Assets:

	2009		2008
Initial balance	Ps.	2,752	Ps.	2,902
Actual return on trust assets		674		(148)
Benefits paid		(9)		(2)

Ending balance		3,417		2,752

g)	Variation in Health Care Assumptions:

The following table presents the impact to the postretirement medical service obligations and the expenses recorded in the income statement with a variation of 1% in the assumed health care cost trend rates.

	Impact of Changes:
	+1%		-1%
Postretirement medical services obligation	Ps.	144	Ps.	(116)
Cost for the year		22		(17)

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

In addition, the Company provides a defined contribution plan of share compensation to certain key executives, consisting of an annual cash bonus to purchase FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. The 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. As of December 31, 2009, 2008 and 2007, no options have been granted to employees under the plan.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded in income from operations and are paid in cash the following year. During the years ended December 31, 2009, 2008 and 2007, the bonus expense recorded amounted to Ps. 1,524, Ps. 1,336 and Ps. 1,179, respectively.

All shares held in trust are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

As of December 31, 2009 and 2008, the number of shares held by the trust is as follows:

	Number of Shares
	FEMSA UBD		KOF L
	2009	2008	2009	2008
Beginning balance	9,752,206	7,431,459	2,471,075	1,663,746
Shares granted to executives	5,386,760	4,592,920	1,340,790	1,267,490
Shares released from trust to executives upon vesting	(3,070,478)	(2,241,393)	(742,249)	(447,159)
Forfeitures	(86,323)	(30,780)	(15,510)	(13,002)

Ending balance	11,985,165	9,752,206	3,054,106	2,471,075

The fair value the shares held by the trust as of the end of December 31, 2009 and 2008 was Ps. 1,014 and Ps 552, respectively, based on quoted market prices of those dates.

Note 17. Bank Loans and Notes Payable.

	At December 31, 2009 (1)								Fair Value	2008 (1)
(in millions of Mexican pesos)	2010	2011	2012	2013	2014	2015 and Thereafter	2009
Short-term debt:
Variable rate debt:
Mexican pesos	1,400							1,400	1,400		3,820
Interest rate	8.2%							8.2%			11.6%
Argentine pesos	1,179							1,179	1,179		816
Interest rate	20.7%							20.7%			19.6%
Colombian pesos	496							496	496		798
Interest rate	4.9%							4.9%			15.2%
Venezuelan bolivares	741							741	741		365
Interest rate	18.1%							18.1%			22.2%

Total short-term debt	3,816							3,816	3,816		5,799

Long-term debt:
Fixed rate debt:
U.S. dollars	36	3						39	39		217
Interest rate	3.5%	3.8%						3.6%			4.8%
J.P. Morgan (Yankee Bond)											3,605
Interest rate											7.3%
Units of investment (UDIs)						2,964		2,964	2,964		2,962
Interest rate						4.2%		4.2%			4.2%
Mexican pesos	2,200	280	1,916					4,396	4,535		5,036
Interest rate	10.1%	12.3%	10.0%					10.2%			10.2%
Japanese yen											120
Interest rate											2.8%
Argentine pesos		69						69	69		—
Interest rate		20.5%						20.5%
Brazilian reais											1
Interest rate											10.7%

Subtotal	2,236	352	1,916	—	—	2,964		7,468	7,607		11,671

Variable rate debt:
U.S. dollars	70	1,113	2,228	2,731	16			6,158	6,158		6,266
Interest rate	0.8%	0.7%	0.6%	0.5%	1.9%			0.6%			2.3%
Mexican pesos
Inbursa	712		3,473		1,100	1,450		6,735	6,735		—
Interest rate	5.2%		8.2%		5.2%	5.1%		6.7%
BBVA Bancomer	2,000	1,762						3,762	3,762		2,762
Interest rate	5.5%	5.2%						5.4%			9.0%
Crédito Bursátil TIIE 6 Years				3,500				3,500	3,399		3,500
Interest rate				4.9%				4.9%			8.7%
Santander Serfin		2,800	625	625				4,050	4,050		3,843
Interest rate		8.5%	5.1%	5.1%				7.4%			9.0%
ABN Crédito Bursátil		1,500	3,000					4,500	4,425		3,000
Interest rate		4.9%	4.9%					4.9%			8.7%
Others	19	5	898	1,085	292	1,375		3,674	3,674		6,112
Interest rate	4.6%	4.6%	5.1%	5.1%	5.1%	1.4%		3.7%			9.0%
Colombian pesos											905
Interest rate											15.4%

Subtotal	2,801	7,180	10,224	7,941	1,408	2,825		32,379	32,203		26,388

Total long-term debt	5,037	7,532	12,140	7,941	1,408	5,789		39,847	39,810		38,059
Current portion of long-term debt								(5,037)			(5,849)

							Ps.	34,810		Ps.	32,210

(1)	All interest rates are weighted average annual rates.

Derivative Financial Instruments(1)	2010	2011	2012	2013	2014	2015 and Thereafter	2009	2008
	(notional amounts in millions of Mexican pesos)
Cross currency swaps:
Units of investments to Mexican pesos and fixed to fixed rate:	—	—	—	—	—	2,500	2,500	3,595
Interest pay rate						9.6%	9.6%	10.0%
Interest receive rate						4.9%	4.9%	4.2%
U.S. dollars to Mexican pesos and variable to fixed rate:	—	846	846	423	—	—	2,115	2,115
Interest pay rate		8.1%	8.1%	8.1%			8.1%	8.1%
Interest receive rate		0.7%	0.7%	0.7%			0.7%	0.9%
U.S. dollars to Mexican pesos and variable to variable rate:	—	—	209	105	—	—	314	314
Interest pay rate			4.7%	4.7%			4.7%	8.5%
Interest receive rate			0.7%	0.7%			0.7%	3.6%
Japanese yen to Brazilian reais and fixed to variable rate:								72
Interest pay rate (1)								14.4%
Interest receive rate (1)								2.8%
Interest rate swap:
Mexican pesos
Variable to fixed rate:	862	1,762	2,215	3,885	—	—	8,724	9,045
Interest pay rate	9.5%	9.1%	8.1%	8.1%			8.4%	9.3%
Interest receive rate	5.0%	4.9%	4.9%	4.9%			4.9%	8.7%
U.S. dollars
Variable to fixed rate:	—	—	653	979	—	50	1,682	—
Interest pay rate			3.8%	3.1%		8.6%	3.5%	—
Interest receive rate			0.5%	0.5%		5.1%	0.7%	—

(1)	All interest rates are weighted average annual rates.

On December 4, 2007, the Company obtained the approval from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) for the issuance of long-term domestic senior notes (“Certificados Bursátiles”) in the amount of Ps. 10,000 (nominal amount) or its equivalent in investment units. As of December 31, 2009, the Company has issued the following domestic senior notes: i) on December 5, 2007, the Company issued domestic senior notes composed of Ps. 3,500 (nominal amount) with a maturity date on November 29, 2013 and a floating interest rate; ii) on December 5, 2007, the Company issued domestic senior notes in the amount of 637,587,000 investment units (Ps. 2,500 nominal amount), with a maturity date on November 24, 2017 and a fixed interest rate, iii) on May 26, 2008, the Company issued domestic senior notes composed of Ps. 1,500 (nominal amount), with a maturity date on May 23, 2011 and a floating interest rate, and iv) on March 9, 2007, the Company issued domestic senior notes composed of Ps. 3,000 (nominal amount), with a maturity date in 2012 and a floating interest rate.

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

Note 18. Other Expenses.

In 2007, FEMSA Cerveza approved a plan to allow certain qualifying personnel to early retire beginning in 2008. The financial impact of this plan for the years ended December 31, 2008 and 2007 was Ps. 111 and Ps. 125, respectively, and they were recorded in other expenses as a pension plan amendment (see Note 15).

Coca-Cola FEMSA recognized strategic restructuring programs in 2009 and 2008, which were recorded in other expenses in the consolidated income statement. Such costs consisted of severance payments updates associated with an ongoing benefit arrangement. For the years ended December 31, 2009 and 2008, the related payments were Ps. 113 and 169, respectively.

	2009		2008		2007
Employee profit sharing (see Note 4 r)	Ps.	1,179	Ps.	933	Ps.	553
Amnesty adoption effect		642		—		—
Vacation provision		563		—		—
Write-off of long-lived assets (1)		336		502		130
Severance payments associated with an ongoing benefit and amendment to pension plan		296		346		255
Loss on sales of fixed assets		221		185		68
Donations		156		138		149
Participation in affiliated and associated companies		(110)		13		(154)
Contingencies		(5)		30		439
Amortization of unrecognized actuarial loss, net (see Note 2 i)		—		198		—
Other		228		29		(143)

Total	Ps.	3,506	Ps.	2,374	Ps.	1,297

(1)	Charges related to fixed assets retirement from ordinary operations and other long-lived assets.

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

The Company measures the fair value of its financial assets and liabilities classified as level 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes financial assets and liabilities measured at fair value, as of December 31, 2009 and 2008:

	2009				2008
	Level 1		Level 2		Level 1		Level 2
Cash equivalents	Ps.	10,365			Ps.	4,585
Marketable securities		2,113
Pension Plan trust assets		3,417				2,752
Derivative financial instruments (asset)			Ps.	1,245			Ps.	1,804
Derivative financial instruments (liability)				2,154				4,466

The Company does not use inputs classified as level 3 for fair value measurement.

a)	Total Long-Term Debt:

The fair value of long-term debt is determined based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of notes is based on quoted market prices.

	2009		2008
Carrying value	Ps.	43,663	Ps.	43,858
Fair value		43,626		43,709

b)	Interest Rate Swaps:

The Company uses interest rate swaps to offset the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments are recognized in the consolidated balance sheet at their estimated fair value and have been designated as a cash flow hedge. The estimated fair value is based on formal technical models. Changes in fair value were recorded in cumulative other comprehensive income until such time as the hedged amount is recorded in earnings.

At December 31, 2009, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Asset (Liability)
2010	Ps.	2,267	Ps.	(72)
2011		2,413		(108)
2012		3,589		(170)
2013		7,836		(149)
2014		575		3
2015 to 2018		4,463		(12)

A portion of certain interest rate swaps do not meet the hedging criteria for accounting purposes; consequently, changes in the estimated fair value of the ineffective portion were recorded in the consolidated results as part of the comprehensive financing result.

The net effect of expired contracts that met hedging criteria is recognized as interest expense as part of the comprehensive financing result.

c)	Forward Agreements to Purchase Foreign Currency:

The Company enters into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is determined based on prevailing market exchange rates to end the contracts at the end of the period. The changes in the fair value are recorded in cumulative other comprehensive income. Net gain/loss on expired contracts is recognized as part of foreign exchange.

Net changes in the fair value of forward agreements that do not meet hedging criteria for accounting purposes are recorded in the consolidated results as part of the comprehensive financing result. The net effect of expired contracts that do not meet hedging criteria for accounting purposes is recognized as a market value gain/loss on the ineffective portion of derivative financial instruments.

d)	Cross Currency Swaps:

The Company enters into cross currency swaps to reduce its exposure to risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is estimated based on formal technical models. Those contracts are designated as cash flow hedges; consequently, changes in the fair value were recorded as part of cumulative other comprehensive income.

Additionally, the Company has cross currency swaps designated as fair value hedges. The fair value changes related to those cross currency swaps were recorded as part of the ineffective portion of derivative financial instruments, net of changes related to the long-term liability.

Net changes in the fair value of current and expired cross currency swaps contracts that did not meet the hedging criteria for accounting purposes are recorded as a gain/loss in the market value on the ineffective portion of derivative financial instruments in the consolidated results as part of the comprehensive financing result.

e)	Commodity Price Contracts:

The Company enters into various commodity price contracts to reduce its exposure to the risk of fluctuation in the costs of certain raw material. The fair value is estimated based on the market valuations to end of the contracts at the date of closing of the period. Changes in the fair value were recorded in cumulative other comprehensive income.

Net changes in the fair value of current and expired commodity price contracts that do not meet the hedging criteria for accounting purposes were recorded as a market value gain/loss on the ineffective portion of derivative financial instruments.

f)	Embedded Derivative Financial Instruments:

The Company has determined that its leasing contracts denominated in U.S. dollars host embedded derivative financial instruments. The fair value is estimated based on formal technical models. Changes in the fair value were recorded in current earnings in the comprehensive financing result as market value on derivative financial instruments.

g)	Notional Amounts and Fair Value of Derivative Instruments that Met Hedging Criteria:

	Notional Amounts	Fair Value
		2009			2008
CASH FLOW HEDGE:
Assets:
Cross currency swaps	2,115	Ps.	433	(1)	Ps.	578
Forward agreements			—			458
Interest rate swaps	575		3			16
Liabilities:
Forward agreements	1,195	Ps.	16	(2)
Interest rate swaps	20,568		511		Ps.	300
Commodity price contracts	5,199		977	(3)		2,955
FAIR VALUE HEDGE:
Assets:
Cross currency swaps	2,814	Ps.	561	(4)	Ps.	333

(1)	Expires in 2013.
(2)	Expires in 2010.
(3)	Maturity dates between 2010 and 2013.
(4)	Maturity dates in 2013 and 2017.

h)	Net Effects of Expired Contracts that Met Hedging Criteria:

Types of Derivatives	Impact in Income Statement Gain (Loss)	2009		2008		2007
Interest rate swaps	Interest expense	Ps.	503	Ps.	212	Ps.	357
Forward agreements	Foreign exchange		(1)		115		(15)
Cross currency swaps	Foreign exchange/ interest expense		(135)		(178)		(37)
Commodity price contract	Cost of sales		(1,096)		17		(82)

i)	Net Effect of Changes in Fair Value of Derivative Financial Instruments that Did Not Meet the Hedging Criteria for Accounting Purposes:

Types of Derivatives	Impact in Income Statement	2009		2008		2007
Interest rate swaps	Market value gain (loss) on ineffective portion of derivative financial instruments	Ps.	—	Ps.	24	Ps.	34
Commodity price contracts			(165)		(474)		(43)
Forwards for purchase of foreign currency			(63)		(643)		22
Cross currency swaps			169		(224)		64

j)	Net Effect of Changes in Fair Value of Other Derivative Financial Instruments that Did Not Meet the Hedging Criteria for Accounting Purposes:

Types of Derivatives	Impact in Income Statement	2009		2008	2007
Embedded derivative financial instruments	Market value gain (loss) on ineffective portion of derivative financial instruments	Ps.	78	(138)	(9)
Others			6	(1)	1

Note 20. Noncontrolling Interest in Consolidated Subsidiaries.

An analysis of FEMSA’s noncontrolling interest in its consolidated subsidiaries for the years ended December 31, 2009 and 2008 is as follows:

	2009		2008
Coca-Cola FEMSA	Ps.	32,918	Ps.	27,575
FEMSA Cerveza (1)		1,219		464
Other		55		35
	Ps.	34,192	Ps.	28,074

(1)	Refers to the noncontrolling interest in Kaiser.

Note 21. Stockholders’ Equity.

At an ordinary stockholders’ meeting of FEMSA held on March 29, 2007, a three-for-one stock split was approved for all of FEMSA’s outstanding stock. Such split took effect on May 25, 2007. Subsequent to the stock split, the capital stock of FEMSA is comprised of 2,161,177,770 BD units and 1,417,048,500 B units.

As of December 31, 2009 and 2008, the capital stock of FEMSA was comprised of 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital stock amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock amount.

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

As of December 31, 2009 and 2008, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270
Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540

Total shares	7,085,242,500	10,805,888,850	17,891,131,350

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the Company, except as a stock dividend. As of December 31, 2009, this reserve in FEMSA amounted to Ps. 596 (nominal value).

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

Dividends paid in excess of CUFIN and CUFINRE are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments. As of December 31, 2009, FEMSA’s balances of CUFIN amounted to Ps. 55,604.

At the ordinary stockholders’ meeting of FEMSA held on March 25, 2009, stockholders approved dividends of Ps. 0.08079 Mexican pesos (nominal value) per series “B” share and Ps. 0.10099 Mexican pesos (nominal value) per series “D” share that were paid in May 2009. Additionally, the stockholders approved a reserve for share repurchase of a maximum of Ps. 3,000.

As of December 31, 2009, the Company has not repurchased shares.

At an ordinary stockholders’ meeting of Coca-Cola FEMSA held on March 23, 2009, the stockholders approved a dividend of Ps. 1,344 that was paid in April 2009. The corresponding payment to the noncontrolling interest was Ps. 622.

As of December 31, 2009, 2008 and 2007 the dividends paid by the Company and Coca-Cola FEMSA were as follows:

	2009		2008		2007
FEMSA	Ps.	1,620	Ps.	1,620	Ps.	1,525
Coca-Cola FEMSA (100% of dividend)		1,344		945		831

Note 22. Net Controlling Interest Income per Share.

This represents the net controlling interest income corresponding to each share of the Company’s capital stock, computed on the basis of the weighted average number of shares outstanding during the period. Additionally, the net income distribution is presented according to the dividend rights of each share series.

The following presents the computed weighted average number of shares and the distribution of income per share series as of December 31, 2009, 2008 and 2007:

	Millions of Shares
	Series “B”		Series “D”
	Number	Weighted Average	Number	Weighted Average
Shares outstanding as of December 31, 2007, 2008 and 2009	9,246.42	9,246.42	8,644.71	8,644.71
Dividend rights	1.00		1.25
Allocation of earnings	46.11%		53.89%

Note 23. Taxes.

a)	Income Tax:

Income tax is computed on taxable income, which differs from net income for accounting purposes principally due to the treatment of the comprehensive financing result, the cost of labor liabilities, depreciation and other accounting provisions. A tax loss may be carried forward and applied against future taxable income.

	Domestic			Foreign
	2009	2008	2007	2009	2008	2007
Income before income tax	12,966	12,290	12,621	7,093	2,335	4,762
Income tax:
Current income tax	4,408	4,931	3,821	2,193	1,736	1,368
Deferred income tax	(910)	(2,433)	(332)	(1,783)	(27)	93

The difference to sum consolidated income before income tax is mainly dividends which are eliminated in the consolidated financial statement of the Company. The income tax paid in foreign countries is compensated with the consolidated income tax paid in Mexico for the period.

The statutory income tax rates applicable in the countries where the Company operates, the years in which tax loss carryforwards may be applied and the open periods that remain subject to examination as of December 31, 2009 are as follows:

	Statutory Tax Rate	Expiration (Years)	Open Period (Years)
Mexico	28%	10	5
Guatemala	31%	N/A	4
Nicaragua	30%	3	4
Costa Rica	30%	3	4
Panama	30%	5	3
Colombia	33%	8	2
Venezuela	34%	3	4
Brazil	34%	Indefinite	6
Argentina	35%	5	5

The statutory income tax rate in Mexico was 28% for 2009, 2008 and 2007.

On January 1, 2010, the Mexican Tax Reform was effective. The most important changes are described as follows: the value added tax rate (IVA) increases from 15% to 16%, an increase on special tax on productions and services from 25% to 26.5%; and the statutory income tax rate changes from 28% in 2009 to 30% for 2010, 2011 and 2012, and then in 2013 and 2014 will decrease to 29% and 28%, respectively. Additionally, the Mexican tax reform requires the reversal of the deferred tax recognized from 1999 thru 2004, this reversal of deferred taxes will be achieved during the following five years (see Note 23 d and e).

In Colombia, tax losses may be carried forward eight years and they are limited to 25% of the taxable income of each year. Additionally, the statutory tax rate of Colombia decreases from 34% in 2007 to 33% in 2008 and 2009.

In Brazil, tax losses may be carried forward for an indefinite period but cannot be restated and are limited to 30% of the taxable income of each year.

In 2009, the Brazilian government offered an amnesty which grants a discount for fines and surcharges regarding tax contingencies and allows the application of tax losses to the remaining balance. In November 2009, our Brazilian operations announced to the Brazilian government the adoption of this amnesty. As a result, the Company cancelled tax contingencies of Ps. 1,008 (see Note 24) and applied tax losses of Ps. 6,886 (see Note 23 f). After amnesty adoption, as of December 31, 2009, Brazilian tax contingencies and tax losses amounted to Ps. 941, and Ps. 6,617, respectively. Additionally, since the acquisition of Kaiser, the Company identified some loss contingencies as more likely than not to occur. MolsonCoors, previous controller of Kaiser agreed to indemnify for any loss related to those contingencies recognized as part of Kaiser’s acquisition in 2006; such indemnity is limited to 82.95% which was the percentage of Kaiser that the Company acquired from MolsonCoors. Consequently, the Company maintains an account receivable with MolsonCoors of Ps. 1,487 regarding the usage of tax losses to cancel those contingencies, which is recorded as part of accounts receivable and other assets.

b)	Tax on Assets:

On January 1, 2007, the tax on assets rate was reduced from 1.8% to 1.25% and also the deduction of liabilities was eliminated in order to determine the tax to be paid. Effective in 2008, the tax on assets has disappeared in Mexico and it was replaced by the Business Flat Tax (Impuesto Empresarial a Tasa Única, “IETU;” see Note 23 c). The amounts of tax on assets paid corresponding to previous periods to the IETU introduction, can be creditable against the income tax generated during the period, only if the income tax is higher than the IETU generated in the same period, to the extent equivalent to 10% of the lesser tax on asset paid during 2007, 2006 or 2005.

The operations in Guatemala, Nicaragua, Colombia and Argentina are also subject to a minimum tax, which is based primarily on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

c)	Business Flat Tax (“IETU”):

Effective in 2008, the IETU came into effect in Mexico and replaced the Tax on Assets. IETU functions are similar to an alternative minimum corporate income tax, except that amounts paid cannot be creditable against future income tax payments. The payable tax will be the higher between the IETU or the income tax liability computed under the Mexican income tax law. The IETU applies to individuals and corporations, including permanent establishments of foreign entities in Mexico, at a rate of 17.5% beginning in 2010. The rates for 2008 and 2009 will be 16.5% and 17.0%, respectively. The IETU is calculated under a cash-flow basis, whereby the tax base is determined by reducing cash proceeds with certain deductions and credits. In the case of income derived from export sales, where cash on the receivable has not been collected within 12 months, income will be deemed received at the end of this 12-month period. In addition, as opposed to Mexican income tax which allows for fiscal consolidation, companies that incur IETU are required to file their returns on an individual basis.

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

The impact to deferred income tax generated by liabilities (assets) temporary differences are as follows:

Deferred Income Taxes	2009		2008
Allowance for doubtful accounts	Ps.	(179)	Ps.	(137)
Inventories		22		137
Prepaid expenses		79		137
Property, plant and equipment		4,515		5,366
Investments in shares		(38)		(24)
Intangibles and other assets		(1,687)		(2,640)
Amortized intangible assets		(107)		48
Unamortized intangible assets		2,233		1,714
Labor liabilities		(863)		(735)
Derivative financial instruments		(359)		(832)
Loss contingencies		(805)		(658)
Temporary non-deductible provision		(1,667)		(1,170)
Employee profit sharing payable		(185)		(171)
Recoverable tax on assets		(21)		(252)
Tax loss carryforwards		(4,217)		(4,457)
Valuation allowance for tax loss carryforwards and non-recoverable tax on assets		2,033		3,675
Other reserves		964		1,152

Deferred income taxes, net		(282)		1,153
Deferred income taxes asset		1,254		1,247

Deferred income taxes liability	Ps.	972	Ps.	2,400

The changes in the balance of the net deferred income tax liability are as follows:

	2009		2008
Initial balance	Ps.	1,153	Ps.	2,320
Loss on monetary position		87		48
Tax provision for the year		(495)		(2,460)
Application of tax loss carryforwards due to amnesty adoption		2,066		—
Reversal of tax loss carryforward allowance		(2,066)		—
Change in the statutory rate		(131)		—
Effect in tax loss carryforwards (1)		(1,874)		—
Deferred tax cancellation due to change in accounting principle		(71)		—
Effects in stockholders’ equity:
Additional labor liability over unrecognized net transition obligation		—		160
Derivative financial instruments		415		(722)
Cumulative translation adjustment		592		1,709
Restatement effect of beginning balances		42		98

Ending balance	Ps.	(282)	Ps.	1,153

(1)	Effect due to 2010 Mexican tax reform, which was reclassified to other current liabilities and other liabilities according to its maturity.

e)	Provision for the Year:

	2009		2008		2007
Current income taxes	Ps.	6,600	Ps.	6,667	Ps.	4,965
Tax on assets		—		—		224
Deferred income tax		(495)		(2,460)		(239)
Change in the statutory rate (1)		(131)		—		—
Tax law benefit due to amnesty		(2,066)		—		—

Income taxes and tax on assets	Ps.	3,908	Ps.	4,207	Ps.	4,950

(1)	Effect due to 2010 Mexican tax reform.

f)	Tax Loss Carryforwards and Recoverable Tax on Assets:

The subsidiaries in Mexico, Panama, Colombia, Venezuela and Brazil have tax loss carryforwards and/or recoverable tax on assets. The tax effect of tax loss carryforwards, net of consolidation future benefits and their years of expiration are as follows:

Year	Tax Loss Carryforwards		Recoverable Tax on Assets
2010	Ps.	241	Ps.	6
2011		163		1
2012		144		9
2013		257		32
2014		452		59
2015		1,515		10
2016		734		15
2017 and thereafter		3,351		131
No expiration (Brazil, see Note 23 a)		6,617		—

		13,474		263
Tax losses used in consolidation		(6,105)		—

	Ps.	7,369	Ps.	263

The changes in the balance of tax loss carryforwards and recoverable tax on assets are as follows:

	2009		2008
Initial balance	Ps.	13,734	Ps.	11,095
Provision		574		4,060
Usage of tax losses (1)		(9,693)		(890)
Translation effect of beginning balances		3,017		(531)

Ending balance	Ps.	7,632	Ps.	13,734

(1)	In 2009, includes Ps. 6,886 regarding usage of tax loss carryforwards due to amnesty adoption.

Due to the uncertainty related to the realization of Ps. 5,979, regarding certain tax loss carryforwards a valuation allowance has been recorded to reduce the deferred income tax asset associated with such carryforwards. The changes in the valuation allowance are as follows:

	2009		2008
Initial balance	Ps.	3,675	Ps.	3,360
Provision		—		690
Usage of tax losses carryforwards (1)		(2,668)		(213)
Translation of foreign currency effect		1,026		(162)

Ending balance	Ps.	2,033	Ps.	3,675

(1)	In 2009, includes Ps. 2,066 regarding usage of tax loss carryforwards due to amnesty adoption.

g)	Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2009	2008	2007
Mexican statutory income tax rate	28.0%	28.0%	28.0%
Difference between book and tax inflationary effects	(1.4)%	(2.2)%	(1.1)%
Non-deductible expenses	2.1%	3.3%	1.7%
Difference between statutory income tax rates	2.1%	2.5%	1.7%
Non-taxable income	(0.6)%	(1.0)%	—
Effect of amnesty adoption	(10.9)%	—	—
Other	1.3%	0.6%	(1.0)%

	20.6%	31.2%	29.3%

Note 24. Other Liabilities, Contingencies and Commitments.

a)	Other Current Liabilities:

	2009		2008
Derivative financial instruments	Ps.	868	Ps.	3,089
Sundry creditors		2,271		2,035
Current portion of other long-term liabilities		464		342
Others		4		30

Total	Ps.	3,607	Ps.	5,496

b)	Other Liabilities:

	2009		2008
Contingencies	Ps.	3,052	Ps.	5,050
Liability due to amnesty adoption		2,389		—
Taxes payable		1,428		—
Derivative financial instruments		1,286		1,377
Current portion of other long-term liabilities		(464)		(342)
Others		2,668		2,775

Total	Ps.	10,359	Ps.	8,860

c)	Contingencies Recorded in the Balance Sheet:

The Company has various loss contingencies, and reserves have been recorded in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies were recorded as a result of recent business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2009:

	Total
Indirect taxes	Ps.	1,164
Labor		1,672
Legal		216

Total	Ps.	3,052

d)	Changes in the Balance of Contingencies Recorded:

	2009		2008
Initial balance	Ps.	5,050	Ps.	5,230
Provision (1)		524		948
Penalties and other charges		258		50
Reversal of provision		(470)		(690)
Payments		(390)		(572)
Amnesty adoption		(1,008)		—
Transfer to other liabilities		(2,389)		—
Translation of foreign currency of beginning balance		1,477		84

Ending balance	Ps.	3,052	Ps.	5,050

(1)	Includes REMIL acquisition in 2008 of Ps. 607, recorded through purchase accounting.

e)	Unsettled Lawsuits:

The Company has entered into legal proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and FEMSA Cerveza. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of December 31, 2009 is $11,922. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations.

In recent years in its Mexican, Costa Rican and Brazilian territories, Coca-Cola FEMSA and FEMSA Cerveza have been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the beer and soft drink industries where those subsidiaries operate. The Company does not expect any significant liability to arise from these contingencies.

f)	Collateralized Contingencies:

As is customary in Brazil, the Company has been requested by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 3,251 by pledging fixed assets and entering into available lines of credit which cover such contingencies.

g)	Commitments:

As of December 31, 2009, the Company has operating lease commitments for the rental of production machinery and equipment, distribution equipment, computer equipment and land for FEMSA Comercio’s operations.

The contractual maturities of the lease commitments by currency, expressed in Mexican pesos as of December 31, 2009, are as follows:

	Mexican Pesos	U.S. Dollars	Other
2010	Ps. 1,607	Ps. 178	Ps. 151
2011	1,504	45	145
2012	1,428	44	114
2013	1,335	26	35
2014	1,209	1	8
2015 and thereafter	6,182	—	16

Total	Ps. 13,265	Ps. 294	Ps. 469

Rental expense charged to operations amounted to approximately Ps. 2,469, Ps. 2,080 and Ps. 1,737 for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 25. Information by Segment.

Analytical information by segment is presented considering the business units and geographic areas in which the Company operates and is presented according to the information used for decision making of the administration.

The information presented is based on the Company’s accounting policies. Intercompany operations are eliminated and presented within the consolidation adjustment column.

a) By Business Unit:

2009	Coca-Cola FEMSA	FEMSA Cerveza	FEMSA Comercio	Other (1)	Consolidation Adjustments	Consolidated
Total revenue	Ps. 102,767	Ps. 46,336	Ps. 53,549	Ps. 12,302	Ps. (17,921)	Ps. 197,033
Intercompany revenue	1,287	6,878	12	9,744	(17,921)	—
Income from operations	15,835	5,894	4,457	826		27,012
Depreciation (2)	3,473	1,927	819	76	—	6,295
Amortization	307	2,005	461	21	—	2,794
Other non-cash charges (3) (4)	368	2,082	49	217	—	2,716
Impairment of long-lived assets	124	207	—	5	—	336
Interest expense	1,895	2,477	954	2,158	(2,287)	5,197
Interest income	286	322	27	2,217	(2,287)	565
Income taxes	4,043	(1,296)	544	617	—	3,908
Capital expenditures	6,282	4,111	2,668	117	—	13,178
Net cash flows provided by operating activities	16,840	7,468	3,028	3,459	—	30,795
Net cash flows used in investment activities	(8,900)	(3,537)	(2,634)	(763)	—	(15,834)
Net cash flow (used in) provided by financing activities	(6,029)	(3,139)	(346)	1,803	—	(7,711)

Long-term assets	87,022	58,557	12,378	22,491	(18,737)	161,711
Total assets	110,661	72,029	19,693	31,475	(22,767)	211,091

2008
Total revenue	Ps. 82,976	Ps. 42,385	Ps. 47,146	Ps. 9,401	Ps. (13,886)	Ps. 168,022
Intercompany revenue	1,021	5,534	10	7,321	(13,886)	—
Income from operations	13,695	5,394	3,077	518	—	22,684
Depreciation (2)	3,036	1,748	663	136	(75)	5,508
Amortization	240	1,871	422	27	—	2,560
Other non-cash charges (3) (4)	145	634	46	105	—	930
Impairment of long-lived assets	371	124	—	7	—	502
Interest expense	2,207	2,318	665	1,061	(1,321)	4,930
Interest income	433	477	27	982	(1,321)	598
Income taxes	2,486	1,037	351	333	—	4,207
Capital expenditures	4,802	6,418	2,720	294	—	14,234
Net cash flows provided by operating activities	12,139	4,831	2,121	3,973	—	23,064
Net cash flows used in investment activities	(7,299)	(5,928)	(2,718)	(2,115)	—	(18,060)
Net cash flow (used in) provided by financing activities	(5,261)	480	870	(2,249)	—	(6,160)

Long-term assets	79,966	54,393	10,888	10,188	(7,077)	148,358
Total assets	97,958	67,854	17,185	15,599	(11,251)	187,345

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Equivalent to non-cash operating expenses as presented in the Consolidated Statement of Cash Flows.
(4)	Includes the cost for the period related to labor liabilities (see Note 15 d) and participation in associated companies.

2007	Coca-Cola FEMSA	FEMSA Cerveza	FEMSA Comercio	Other (1)	Consolidation Adjustments	Consolidated
Total revenue	Ps. 69,251	Ps. 39,566	Ps. 42,103	Ps. 8,124	Ps. (11,488)	Ps. 147,556
Intercompany revenue	864	4,256	16	6,352	(11,488)	—
Income from operations	11,486	5,497	2,320	433	—	19,736
Depreciation (2)	2,637	1,637	543	113	—	4,930
Amortization	241	1,786	399	39	—	2,465
Other non-cash charges (4)	173	426	28	90	—	717
Impairment of long-lived assets	—	91	—	2	—	93
Interest expense	2,178	2,196	453	1,031	(1,137)	4,721
Interest income	613	342	38	913	(1,137)	769
Income taxes	3,336	888	377	349	—	4,950
Capital expenditures	3,682	5,373	2,112	90	—	11,257

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Equivalent to non-cash operating expenses as presented in the Consolidated Statement of Cash Flows.
(4)	Includes the cost for the period related to labor liabilities (see Note 15 d) and participation in associated companies.

b)	By Geographic Area:

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

2009	Total Revenue	Capital Expenditures	Long-Lived Assets	Total Assets
Mexico	Ps. 126,872	Ps. 9,429	Ps. 111,793	Ps. 149,674
Latincentro (1)	16,211	1,269	17,992	20,636
Venezuela	22,448	1,248	8,945	13,746
Mercosur (2)	32,362	1,232	22,938	33,848
Consolidation adjustments	(860)	—	—	(6,813)

Consolidated	Ps. 197,033	Ps. 13,178	Ps. 161,668	Ps. 211,091

2008
Mexico	Ps. 114,640	Ps. 11,032	Ps. 104,630	Ps. 138,660
Latincentro (1)	12,853	1,209	16,833	21,284
Venezuela	15,217	715	6,883	9,817
Mercosur (2)	25,755	1,278	19,821	27,815
Consolidation adjustments	(443)	—	—	(10,392)

Consolidated	Ps. 168,022	Ps. 14,234	Ps. 148,167	Ps. 187,184

2007
Mexico	Ps.	106,136	Ps.	9,137	Ps.	98,302	Ps.	120,965
Latincentro (1)		11,901		971		13,739		18,268
Venezuela		9,792		(9)		4,155		6,364
Mercosur (2)		20,127		1,158		16,114		24,149
Consolidation adjustments		(400)		—		—		(3,951)

Consolidated	Ps.	147,556	Ps.	11,257	Ps.	132,310	Ps.	165,795

(1)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.
(2)	Includes Brazil and Argentina.

Note 26. Differences Between Mexican FRS and U.S. GAAP.

The United States Financial Accounting Standards Board (“FASB”) released the FASB Accounting Standards Codification, or Codification for short, on January 15, 2008 and it became effective in July 2009. At that time all previous U.S. GAAP reference sources became obsolete. The Codification organizes all of U.S. GAAP pronouncements under approximately 90 accounting topic areas. The objective of this project was to arrive at a single source of authoritative U.S. accounting and reporting standards, other than guidance issued by the SEC. Included in this note and, 27 and 28 are references to certain U.S. GAAP Codifications (“ASC”) that were adopted in 2009 and certain ASC’s that have yet to be adopted by the Company.

As discussed in Note 2, the consolidated financial statements of the Company are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported net income, stockholders’ equity and comprehensive income to U.S. GAAP is presented in Note 27. It should be noted that this reconciliation to U.S. GAAP as of December 31, 2007, does not include the reversal of the restatement of the financial statements required by NIF Bulletin B-10, “Recognition of the Effects of Inflation in the Financial Information” of Mexican FRS; as of December 31, 2009 and 2008, the Company adopted NIF B-10 “Effects of Inflation” which does not require it to restate the financial information if the company operates in an noninflationary economic environment (see Note 4 a).

The application of NIF B-10 represents a comprehensive measure of the effects of price-level changes in inflationary economic environments.

The principal differences between Mexican FRS and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a)	Consolidation of Coca-Cola FEMSA:

In 2008 and 2007, under Mexican FRS, the Company consolidated Coca-Cola FEMSA in accordance with the requirements of prior Bulletin B-8 “Consolidated and Combined Financial Statements and Valuation of Long-Term Investments in Shares.” In 2009, Mexican FRS NIF B-8 “Consolidated and Combined Financial Statements” came into effect as described in Note 2 e.

For U.S. GAAP purposes, the existence of substantive participating rights held by the Coca-Cola Company (noncontrolling interest), as addressed in the shareholder agreement, did not allow FEMSA to consolidate Coca-Cola FEMSA in its financial statements. Therefore, FEMSA’s investment in Coca-Cola FEMSA has been accounted for by the equity method in FEMSA’s consolidated financial statement under U.S. GAAP for the years ended December 31, 2009, 2008 and 2007.

On February 1, 2010, FEMSA and the Coca-Cola Company signed an amendment to the shareholder agreement. This amendment allowed FEMSA to consolidate Coca-Cola FEMSA for Mexican FRS purposes during 2009, because the Company has controlled operating and financial policies. Additionally, in this amendment, substantive rights held by The Coca-Cola Company were amended and became protective rights. For U.S. GAAP, this amendment to the shareholder agreement would impact financial information of FEMSA in 2010 as of that date, and the Company would recognize a business combination without transfer of consideration in order to comply with ASC 805.

Beginning in 2008, as a result of discontinuing inflationary accounting for Coca-Cola FEMSA’s subsidiaries that operate in non-inflationary economic environments, the financial statements are no longer considered to be presented in a reporting currency that comprehensively includes the effects of price level changes; therefore, the effects of inflation generated beginning in 2008 result in a difference to be reconciled for U.S. GAAP purposes. The equity method recorded by FEMSA as of December 31, 2008 considers this difference.

As of December 31, 2009 and 2008, fair value of FEMSA’s investment in Coca-Cola FEMSA represented by 992,078,519 equivalent to 53.7% for both years, of its outstanding shares amount to Ps. 85,135 and Ps. 59,706 based on quoted market prices of those dates.

Summarized consolidated balance sheets and income statements under U.S. GAAP are presented as follows as of December 31:

Consolidated Balance Sheets	2009		2008
Current assets	Ps.	24,676	Ps.	18,685
Property, plant and equipment		29,835		28,045
Other assets		53,918		51,243

Total assets	Ps.	108,429	Ps.	97,973

Current liabilities	Ps.	23,460	Ps.	21,345
Long-term liabilities		18,932		20,160

Total liabilities		42,392		41,505

Total stockholders’ equity:
Controlling interest		63,704		54,761
Noncontrolling interest in consolidated subsidiaries		2,333		1,707
Total stockholders’ equity	Ps.	66,037	Ps.	56,468

Total liabilities and stockholders’ equity	Ps.	108,429	Ps.	97,973

Consolidated Income Statements	2009		2008		2007
Total revenues	Ps.	100,393	Ps.	81,099	Ps.	69,131
Income from operations		14,215		12,042		10,734
Income before income taxes		12,237		7,685		10,215
Income taxes		3,525		1,987		3,272
Consolidated net income		8,853		5,802		6,953
Less: Net income attributable to the noncontrolling interest		(446)		(231)		(188)

Net income attributable to the controlling interest		8,407		5,571		6,765
Other comprehensive income		2,506		717		1,946

Comprehensive income	Ps.	10,913	Ps.	6,288	Ps.	8,711

b)	Restatement of Prior Year Financial Statements:

Under U.S. GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America (“SEC”), which allows it to not reconcile 2007 financial statements which were previously restated in constant units of the reporting currency. Beginning on January 1, 2008, in accordance with NIF B-10, the Company discontinued inflationary accounting for subsidiaries that operate in non-inflationary economic environments. As a result prior years financial information and all other adjustments for U.S. GAAP purposes, were restated and translated as of December 31, 2007, which is the date of the last recognition of inflation effects. The cumulative effect of previously realized and unrealized results of holding non-monetary assets (RETANM) of previous periods was reclassified to retained earnings as described in Note 2 g. This reclassification does not result in a difference to reconcile for U.S. GAAP purposes since those amounts are ultimately recognized in the Company’s financial statements.

As disclosed in Note 4 a, the three year cumulative inflation rate for Venezuela was 87.5% for the period 2006 through 2008. The three year cumulative inflation rate for Veneuela was 101.6% as of December 31, 2009. Accordingly, the Company anticipates that Venezuela will be accounted for as a hyper-inflationary economy for U.S. GAAP purposes beginning January 1, 2010.

c)	Classification Differences:

Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. These include:

•	As explained in Note 4 d, under Mexican FRS, advances to suppliers are recorded as inventories. Under U.S. GAAP advances to suppliers are classified as prepaid expenses;

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

As explained in Note 4 j, through 2008, under Mexican FRS, start-up expenses were capitalized and amortized using the straight-line method in accordance with the terms of the lease contracts at the start of operations. Under U.S. GAAP, these expenses must be recorded in the income statement as incurred. Beginning on January 1, 2009, the Company adopted NIF C-8, which establishes that start-up expenses have to be recorded in the income statement as incurred (see Note 4 j). As a result, since 2009, there are no differences between Mexican FRS and U.S. GAAP.

e)	Intangible Assets:

According to Mexican FRS, in 2003 the amortization of goodwill was discontinued. For U.S. GAAP purposes, since 2002 goodwill and indefinite-lived intangible assets are no longer subject to amortization.

As a result of the change in U.S. GAAP, the Company performed an initial impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company, if events or changes in circumstances between annual tests indicate that the asset might be impaired.

f)	Restatement of Imported Equipment:

Through December 2007, the Company restated imported machinery and equipment applying the inflation rate and the exchange rate of the currency of the country of origin; then the Company translated those amounts into Mexican pesos using the period-end exchange rate.

As explained in Note 2 g, on January 1, 2008, the Company adopted NIF B-10, “Effects of Inflation” which establishes that imported machinery and equipment are recorded using the exchange rate of the acquisition date. Subholding Companies that operate in inflationary economic environments have to restate those assets by applying the inflation rate of the country where the asset is acquired. The change in this methodology did not impact significantly the consolidated financial position of the Company (see Note 2 g).

Under U.S. GAAP, the Company applies SEC regulations referred to above; as such amounts are not reconciled during the preparation of U.S. GAAP financial information for 2007 figures.

g)	Capitalization of the Comprehensive Financing Result:

According to Mexican FRS D-6, the Company has capitalized the comprehensive financing result generated by borrowing obtained to finance investment projects.

According to U.S. GAAP, if interest expense is incurred during the construction of qualifying assets and the net effect is material, capitalization is required for all assets that require a period of time to get them ready for their intended use. The net effect of interest expenses incurred to bring qualifying assets to the condition for its intended use was Ps. 90, Ps. 56 and Ps. 55 for the years ended on December 31, 2009, 2008 and 2007, respectively.

A reconciling item is included for the difference in capitalized comprehensive financing result policies and their amortization under Mexican FRS and capitalized interest expense policies under U.S. GAAP.

h)	Fair Value Measurements:

In 2008, the Company adopted a FASB pronouncement that establishes a framework for measuring fair value providing a consistent definition that focuses on exit price and prioritizes, the use of market based inputs over company specific inputs. This pronouncement requires companies to consider its own nonperformance risk when measuring liabilities carried at fair value, including derivative financial instruments. The effective date of this standard for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a recurring basis (at least annually) started on January 1, 2009.

Additionally, U.S. GAAP establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs are full described in Note 19. The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date as shown in Note 19.

The Company is exposed to counterparty credit risk on all derivative financial instruments. Because the amounts are recorded at fair value, the full amount of the Company’s exposure is the carrying value of these instruments. Credit risk is monitored through established approval procedures, which consider grading counterparties periodically in order to offset the net effect of counterparty’s credit risk. As a result the Company only enters into derivative transactions with well-established financial institutions; and estimates that such risk is minimal.

U.S. GAAP allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument by instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, the unrealized gains and losses for that instrument shall be reported in earnings at each subsequent reporting date. The Company did not elect to adopt fair value option to any of its outstanding instruments; therefore, it did not have any impact on its consolidated financial statements.

In accordance with the financial instruments disclosures, it is necessary to disclose, in the body of the financial statements or in the notes, the fair value of financial instruments for which it is practicable to estimate it, and the method(s) used to estimate the fair value. The Company estimates that carrying amounts of cash and cash equivalents, accounts receivable, interest payable, suppliers, accounts payable and other current liabilities approximate their fair value due to their short maturity.

Additionally as explained in Note 16, the Company has a bonus program in which the cost of the equity instruments is measured based on the fair value of the instruments on the date they are granted.

i)	Deferred Income Taxes, Employee Profit Sharing and Uncertain Tax Positions:

The calculation of deferred income taxes and employee profit sharing for U.S. GAAP purposes differs from Mexican FRS as follows:

•

Under Mexican FRS, inflation effects on the deferred taxes balance generated by monetary items are recognized in the income statement as part of the result of monetary position of inflationary economic environments. Under U.S. GAAP, the deferred taxes balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income taxes provision;

•

Under Mexican FRS, deferred employee profit sharing is calculated using the asset and liability method, which is the method used to compute deferred income taxes under U.S. GAAP. Employee profit sharing is deductible for purposes of Mexican taxes from profit. This deduction reduces the payments of income taxes in subsequent years. For Mexican FRS purposes, the Company did not record deferred employee profit sharing, since is not expected to materialize in the future; and

•

The differences in restatement of imported machinery and equipment, capitalization of interest expenses, employee benefits, deferred employee profit sharing and through 2008 start-up expenses, explained in Note 26 d, f, g, and j, generate a difference when calculating the deferred income taxes under U.S. GAAP compared to that presented under Mexican FRS (see Note 23 d).

The reconciliation of deferred income tax and employee profit sharing, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Taxes, Net	2009		2008
Deferred income taxes under Mexican FRS	Ps.	(282)	Ps.	1,153
Deferred income taxes of Coca-Cola FEMSA		(1,640)		(434)
U.S. GAAP adjustments:
Start-up expenses		—		(62)
Restatement of imported equipment		(29)		(23)
Capitalization of interest expense		62		74
Tax deduction for deferred employee profit sharing		(38)		(60)
Employee benefits		(478)		(611)

Total U.S. GAAP adjustments		(483)		(682)

Deferred income taxes, net, under U.S. GAAP	Ps.	(2,405)	Ps.	37

Changes in the Balance of Deferred Income Taxes	2009		2008		2007
Initial balance	Ps.	37	Ps.	1,604	Ps.	1,808
Provision for the year		(795)		(1,243)		(539)
Financial instruments		319		(622)		124
Application of tax loss carryforwards due to amnesty adoption		2,066		—		—
Reversal of tax loss carryforward allowance		(2,066)		—		—
Effect in tax loss carryforwards		(1,874)		—		—
Change in the statutory income tax rate		(90)		—		—
Cumulative translation adjustment		(134)		437		178
Unrecognized labor liabilities		132		(139)		33

Ending balance	Ps.	(2,405)	Ps.	37	Ps.	1,604

Reconciliation of Deferred Employee Profit Sharing	2009		2008
Deferred employee profit sharing under Mexican FRS	Ps.		Ps.	—
U.S. GAAP adjustments:
Allowance for doubtful accounts		(5)		(7)
Inventories		22		58
Prepaid expenses		6		6
Property, plant and equipment		211		278
Deferred charges		(34)		(18)
Intangible assets		32		54
Capitalization of interest expense		2		2
Start-up expenses		—		(19)
Derivative financial instruments		15		18
Labor liabilities		(405)		(410)
Other reserves		(187)		(113)

Total U.S. GAAP adjustments		(343)		(151)

Valuation allowance		477		365

Deferred employee profit sharing under U.S. GAAP	Ps.	134	Ps.	214

Changes in the Balance of Deferred Employee Profit Sharing	2009		2008		2007
Initial balance	Ps.	214	Ps.	483	Ps.	650
Provision for the year		(234)		(576)		(180)
Labor liabilities		42		(58)		13
Valuation allowance		112		365		—

Ending balance	Ps.	134	Ps.	214	Ps.	483

The deferred employee profit sharing includes total reduction by a valuation allowance since the Company estimates it will not be realized.

According to U.S. GAAP, the Company is required to recognize in its financial statements the impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized Any excess between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the uncertain tax position. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. According to Mexican FRS, the Company is required to record tax contingencies in its financial statements when such liabilities are probable in nature and estimable. However, this difference between Mexican FRS and U.S. GAAP is not material to the Company’s consolidated financial statements during any of the periods presented herein, and has thus not resulted in a reconciling item.

j)	Employee Benefits:

On January 1, 2008, the Company adopted NIF D-3 “Employee Benefits” according to Mexican FRS. This standard eliminates the recognition of the additional labor liability resulting from the difference between actual benefits and the net projected liabilities, establishes a maximum of five years to amortize the beginning balance of past labor costs of pension plans and severance indemnities and requires recording actuarial gains or losses of severance indemnities as part of the income from operations during the period when those are incurred. The adoption of NIF D-3 generates a difference in the unamortized net transition obligation and in the amortization expense of pension plans and severance indemnities. Under U.S. GAAP the Company is required to fully recognize as an asset or liability from the overfunded or underfunded status of defined pension and other postretirement benefit plans.

The adoption of NIF B-10 for Mexican FRS, required the application of real rates for inflationary economic environments and nominal rates for non-inflationary economic environments in the actuarial calculations. The Company uses the same criteria for interest rates for both U.S. GAAP and Mexican FRS.

The reconciliation of the pension cost for the year and related labor liabilities is as follows:

Cost for the Year	2009		2008		2007
Net cost recorded under Mexican FRS	Ps.	1,143	Ps.	1,203	Ps.	789
Net cost of Coca-Cola FEMSA		(313)		(451)		(176)
U.S. GAAP adjustments:
Amortization of unrecognized transition obligation		(53)		(55)		(8)
Amortization of prior service cost		5		4		8
Amortization of net actuarial loss		2		(36)		—

Total U.S. GAAP adjustment		(46)		(87)		—

Cost for the year under U.S. GAAP	Ps.	784	Ps.	665	Ps.	613

Labor Liabilities	2009		2008
Employee benefits under Mexican FRS	Ps.	3,354	Ps.	2,886
Employee benefits of Coca-Cola FEMSA		(1,088)		(936)
U.S. GAAP adjustments:
Unrecognized net transition obligation		287		403
Unrecognized prior service		696		740
Unrecognized net actuarial loss		730		1,040

U.S. GAAP adjustments to stockholders’ equity		1,713		2,183

Labor liabilities under U.S. GAAP	Ps.	3,979	Ps.	4,133

Estimates of the unrecognized items expected to be recognized as components of net periodic pension cost during 2010 are shown in the table below:

	Pension and Retirement Plans	Seniority Premiums	Postretirement Medical Services
Actuarial net loss and prior service cost recognized in cumulative other comprehensive income during the year	Ps. (169)	Ps. (4)	Ps. (90)
Actuarial net loss and prior service cost recognized as a component of net periodic cost	71	3	22
Net transition liability recognized as a component of net periodic cost	49	2	9
Actuarial net loss, prior service cost and transition liability included in cumulative other comprehensive income	1,097	3	404
Estimate to be recognized as a component of net periodic cost over the following fiscal year:
Transition asset / (obligation)	48	1	(5)
Prior service credit / (cost)	49	—	—
Actuarial gain / (loss)	13	(1)	(16)

k)	Kaiser and Coca-Cola FEMSA Noncontrolling Interest Acquisitions:

In 2006, FEMSA Cerveza indirectly acquired an additional equity interest in Kaiser. According to Mexican FRS Bulletin B-7, “Business Acquisitions,” this is a transaction between existing shareholders that does not impact the net assets of the Company, and the payment in excess of the book value of the shares acquired is recorded in stockholders’ equity as a reduction of additional paid-in capital. U.S. GAAP, in effect at that time, establishes that purchases of noncontrolling interest represent a “step acquisition” that must be recorded utilizing the purchase method, whereby the purchase price is allocated to the proportionate fair value of assets and liabilities acquired. The Company did not recognize any goodwill as a result of this acquisition.

Additionally, on August 31, 2007, FEMSA Cerveza sold 16.88% of Kaiser’s outstanding shares to Heineken NV. The excess of the price paid over the book value was recorded directly in stockholders’ equity in accordance with Mexican FRS. Under U.S. GAAP, a parent shall account for the deconsolidation of a subsidiary by recognizing a gain or loss in net income attributable to the parent.

In 2006, FEMSA indirectly acquired an additional 8.02% of the total outstanding equity of Coca-Cola FEMSA. According to Mexican FRS Bulletin B-7, this is a transaction between shareholders that does not impact the net assets of the Company, and the payment in excess of the book value of the shares acquired is recorded in stockholders’ equity as a reduction of additional paid-in capital. Under U.S. GAAP, purchases of noncontrolling interest represent a “step acquisition” that must be accounted for under the purchase method, whereby the purchase price is allocated to the proportionate fair value of assets and liabilities acquired. The difference between the fair value and the price paid for the 8.02% of Coca-Cola FEMSA equity is presented as part of investment in Coca-Cola FEMSA shares in the consolidated balance sheet under U.S. GAAP. The Company did not recognize any goodwill as a result of this acquisition. For the periods presented, the acquisition of the additional 8.02% interest in Coca-Cola FEMSA did not affect the consolidation analysis discussed above because substantive participating rights of The Coca-Cola Company’s were not affected.

l)	Noncontrolling Interests:

Under Mexican FRS, the noncontrolling interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet.

Beginning as of January 1, 2009, under U.S. GAAP, this item must be presented as separate component within consolidated stockholders’ equity in the consolidated balance sheet. Additionally, consolidated net income shall be adjusted to include the net income attributed to the noncontrolling interest. And consolidated comprehensive income shall be adjusted to include the net income attributed to the noncontrolling interest. Because these changes are to be applied retrospectively, they eliminate the differences between MFRS and U.S. GAAP in the presentation of the noncontrolling interest in the consolidated financial statements.

m)	FEMSA’s Noncontrolling Interest Acquisition:

In accordance with Mexican FRS, the Company applied the entity theory to the acquisition of the noncontrolling interest by FEMSA in May 1998, through an exchange offer. Accordingly, no goodwill was created as a result of such acquisition and the difference between the book value of the shares acquired by FEMSA and the FEMSA shares exchanged was recorded as additional paid-in capital. The direct out-of-pocket costs identified with the purchase of noncontrolling interest were included in other expenses.

In accordance with U.S. GAAP, the acquisition of noncontrolling interest must be accounted for under the purchase method, using the market value of shares received by FEMSA in the exchange offer to determine the cost of the acquisition of such noncontrolling interest and the related goodwill. Under U.S. GAAP, the direct out-of-pocket costs identified with the purchase of noncontrolling interest are treated as additional goodwill.

Additionally, accounting standards related to goodwill, require the allocation of all goodwill to the related reporting units to the operating segment or component that will generate the related cash flows. The allocation of the goodwill generated by the previously mentioned acquisition of noncontrolling interest was as follows:

FEMSA Cerveza	Ps. 10,600
Coca-Cola FEMSA	4,753
FEMSA Comercio	1,085
Other	918

Ps. 17,356

n)	Statement of Cash Flows:

In 2008, the Company adopted NIF B-2 “Statement of Cash Flows” which is similar to cash flows standards for U.S. GAAP except for the presentation of restricted cash, different presentation of interest costs, and certain other supplemental disclosures.

In 2007, the Company presented a consolidated statement of changes in financial position in accordance with Mexican FRS Bulletin B-12, “Statement of Changes in Financial Position,” which differs from the cash flows presentation. Bulletin B-12 identified the generation and application of resources by the differences between beginning and ending balance sheet items presented in constant Mexican pesos. Bulletin B-12 also required that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operating activities.

o)	Financial Information Under U.S. GAAP:

Consolidated Balance Sheets	2009		2008
ASSETS
Current Assets:
Cash and cash equivalents	Ps.	7,896	Ps.	2,919
Accounts receivable		6,688		6,219
Inventories		9,416		8,531
Recoverable taxes		1,755		2,009
Other current assets		1,987		2,472

Total current assets		27,742		22,150

Investments in shares:
Coca-Cola FEMSA		35,730		30,996
Other investments		175		169
Property, plant and equipment		36,386		35,340
Deferred taxes		2,116		—
Intangible assets		37,547		35,438
Bottles and cases		2,248		2,111
Other assets		16,056		13,015

TOTAL ASSETS	Ps.	158,000	Ps.	139,219

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans	Ps.	1,400	Ps.	3,821
Interest payable		109		109
Current maturities of long-term debt		2,026		1,936
Suppliers		11,257		9,594
Deferred taxes liability and employee profit sharing		77		235
Taxes payable		2,961		2,167
Accounts payable, accrued expenses and other liabilities		5,709		5,792

Total current liabilities		23,539		23,654

Long-Term Liabilities:
Bank loans and notes payable		24,119		19,557
Deferred taxes liability		738		504
Labor liabilities		3,979		4,133
Other liabilities		6,183		5,329

Total long-term liabilities		35,019		29,523

Total liabilities		58,558		53,177
Equity:
Controlling interest		98,168		85,537
Noncontrolling interest		1,274		505

Total equity:		99,442		86,042

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps.	158,000	Ps.	139,219

Consolidated Statements of Income and Comprehensive Income	2009		2008		2007
Net sales	Ps.	102,039	Ps.	90,941	Ps.	82,887
Other operating revenues		863		709		475

Total revenues		102,902		91,650		83,362
Cost of sales		59,841		53,419		48,831

Gross profit		43,061		38,231		34,531

Operating expenses:
Administrative		7,949		6,113		5,944
Selling		26,451		24,237		20,920

		34,400		30,350		26,864

Income from operations		8,661		7,881		7,667
Comprehensive financing result:
Interest expense		(3,013)		(2,561)		(2,417)
Interest income		310		181		158
Foreign exchange (loss) gain, net		(26)		(217)		592
(Loss) gain on monetary position, net		(1)		(1)		664
Market value (loss) gain on ineffective portion of derivative financial instruments		73		(24)		(2)

		(2,657)		(2,622)		(1,005)
Other (expenses) income, net		52		241		(124)

Income before taxes		6,056		5,500		6,538
Taxes		(127)		1,787		1,610

Income before participation in affiliated companies		6,183		3,713		4,928
Participation in affiliated companies:
Coca-Cola FEMSA		4,516		2,994		3,635
Other associates companies		(14)		(108)		26

		4,502		2,886		3,661

Net income	Ps.	10,685	Ps.	6,599	Ps.	8,589
Less: Net income attributable to the noncontrolling interest		(783)		253		(32)

Net income attributable to controlling interest	Ps.	9,902	Ps.	6,852	Ps.	8,557

Consolidated net income	Ps.	10,685	Ps.	6,599	Ps.	8,589

Other comprehensive income		4,335		(2,241)		2,149

Consolidated comprehensive income	Ps.	15,020	Ps.	4,358	Ps.	10,738
Less: Comprehensive income attributable to the noncontrolling interest		(776)		193		(532)

Comprehensive income attributable to controlling interest	Ps.	14,244	Ps.	4,551	Ps.	10,206

Net controlling income per share:
Per Series “B” share	Ps.	0.49	Ps.	0.34	Ps.	0.43
Per Series “D” share		0.62		0.43		0.53

Consolidated Cash Flows	2009		2008		2007
Cash flows from operating activities:
Net income	Ps.	10,685	Ps.	6,599	Ps.	8,589
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Inflation effect		(1)		(1)		(722)
Depreciation		2,786		2,439		2,114
Amortization		2,487		2,469		2,347
Participation in affiliated companies		(4,502)		(2,886)		(3,661)
Deferred taxes		(3,185)		(1,819)		(719)
Other non-cash charges		5,353		2,779		750
Changes in operating assets and liabilities net of business acquisitions:
Working capital investment		(1,640)		(914)		(340)
Dividends received from Coca-Cola FEMSA		722		508		435
Payable (recoverable) taxes, net		673		(354)		(422)
Interest payable		(370)		(276)		27
Labor obligations		(512)		(453)		(171)
Derivative financial instruments		(428)		(1,208)		(273)

Net cash flows provided by operating activities		12,068		6,883		7,954

Cash flows from investing activities:
Acquisitions by FEMSA Cerveza, net of cash acquired		—		(27)		356
Sale of property, plant and equipment		422		48		150
Acquisition of property, plant and equipment		(3,709)		(5,612)		(3,825)
Other assets		(3,660)		(3,432)		(3,885)
Bottles and cases		(70)		(260)		(245)
Investment in shares				—		9

Net cash flows used in investing activities		(7,017)		(9,283)		(7,440)

Cash flows from financing activities:
Bank loans obtained		16,775		18,465		6,660
Bank loans paid		(14,541)		(14,662)		(6,368)
Dividends declared and paid		(1,620)		(1,620)		(1,486)
Restricted cash activity for the year		(88)		(134)		—
Other financing activities		(4)		257		30

Net cash flows provided (used in) by financing activities		522		2,306		(1,164)

Effect of exchange rate changes on cash and cash equivalents		(596)		99		101
Cash and cash equivalents:
Net increase (decrease)		4,977		5		(549)
Initial balance		2,919		2,914		3,463

Ending balance	Ps.	7,896	Ps.	2,919	Ps.	2,914

Supplemental cash flow information:
Interest paid	Ps.	(2,586)	Ps.	(2,268)	Ps.	(2,310)
Income taxes and tax on assets paid		(3,737)		(2,849)		(2,699)

The effect of exchange rate changes on cash balances held in foreign currencies were Ps. 596 as losses as of December 31, 2009, and gains of Ps. 99 and Ps. 101 as of December 31, 2008 and 2007, respectively.

Consolidated Statements of Changes in Stockholders’ Equity	2009		2008
Stockholders’ equity at the beginning of the year	Ps.	86,042	Ps.	83,304
Dividends declared and paid		(1,620)		(1,620)
Noncontrolling interest variation		(7)		60
Other comprehensive income (loss):
Derivative financial instruments		993		(1,649)
Labor liabilities		285		(306)
Cumulative translation adjustment		3,810		493
Reversal of inflation effect		(746)		(839)

Other comprehensive income		4,342		(2,301)
Net income		10,685		6,599

Stockholders’ equity at the end of the year	Ps.	99,442	Ps.	86,042

Note 27. Reconciliation of Mexican FRS to U.S. GAAP.

a)	Reconciliation of Net Income:

	2009		2008		2007
Net consolidated income under Mexican FRS	Ps.	15,082	Ps.	9,278	Ps.	11,936
Noncontrolling interest under Mexican FRS of Coca-Cola FEMSA		(4,390)		(2,819)		(3,392)
U.S. GAAP adjustments:
Participation in Coca-Cola FEMSA (Note 26 a)		(63)		(14)		(77)
Start-up expenses (Note 26 d)		—		(16)		(10)
Restatement of imported equipment (Note 26 f)		(12)		(14)		(31)
Capitalization of interest expense (Note 26 g)		(49)		(49)		(48)
Deferred income taxes (Note 26 i)		(9)		(65)		18
Deferred employee profit sharing (Note 26 i)		80		211		180
Employee benefits (Note 26 j)		46		87		—
Sale of noncontrolling interest (Note 26 k)		—		—		13

Total U.S. GAAP adjustments		(7)		140		45

Net income under U.S. GAAP	Ps.	10,685	Ps.	6,599	Ps.	8,589

Under U.S. GAAP, as of December 31, 2007, the monetary position effect of the income statement adjustments of inflationary economic environments is included in each adjustment, except for the capitalization of interest expenses as well as pension plan liabilities, which are non-monetary.

b)	Reconciliation of Stockholders’ Equity:

	2009		2008
Total stockholders’ equity under Mexican FRS	Ps.	115,829	Ps.	96,895
Noncontrolling interest under Mexican FRS of Coca-Cola FEMSA		(32,918)		(27,576)
U.S. GAAP adjustments:
Participation in Coca-Cola FEMSA (Note 26 a)		(1,328)		(618)
Start-up expenses (Note 26 d)		—		(223)
Intangible assets and goodwill (Note 26 e)		54		54
Restatement of imported equipment (Note 26 f)		134		152
Capitalization of interest expense (Note 26 g)		215		264
Deferred income taxes (Note 26 i)		483		682
Deferred employee profit sharing (Note 26 i)		(134)		(214)
Employee benefits (Note 26 j)		(1,713)		(2,183)
Acquisition of Coca-Cola FEMSA noncontrolling interest (Note 26 k)		1,609		1,609
Acquisitions by FEMSA Cerveza (Note 26 k)		66		55
FEMSA’s noncontrolling interest acquisition (Note 26 m)		17,145		17,145

Total U.S. GAAP adjustments		16,531		16,723

Stockholders’ equity under U.S. GAAP	Ps.	99,442	Ps.	86,042

c)	Reconciliation of Comprehensive Income:

	2009		2008		2007
Consolidated comprehensive income under Mexican FRS	Ps.	21,355	Ps.	9,085	Ps.	12,978
Comprehensive income of the noncontrolling interest under Mexican FRS		(6,734)		(3,515)		(3,561)

Comprehensive income of the controlling interest under Mexican FRS		14,621		5,570		9,417
U.S. GAAP adjustments:
Net income (Note 27 a)		(7)		144		46
Cumulative translation adjustment		91		(18)		—
Reversal of inflation effect		(746)		(839)		—
Result of holding non-monetary assets		—		—		420
Additional labor liability in excess of unamortized transition obligation		285		(306)		323

Comprehensive income under U.S. GAAP	Ps.	14,244	Ps.	4,551	Ps.	10,206

Note 28. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a)	Mexican FRS:

In October 2008, the Comisión Nacional Bancaria y de Valores (CNBV) issued a press release to notify its intention to adopt International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), for issuers whose securities are offered or sold in Bolsa Mexicana de Valores (BMV). For this purpose, CNBV will work on the regulatory adjustments to establish issuers’ requirements to prepare and disclose their financial information using IFRS starting on 2012. Additionally, CNBV permits issuers to adopt IFRS in an anticipated manner (for 2008, 2009, 2010 and 2011 reports). The Company is currently in process to evaluate the impact of adopting IFRS.

The following accounting standards have been issued under Mexican FRS the application of which is required as indicated. Except as otherwise noted, we will adopt these standards when they become effective. The Company is in the process of assessing the effect of adopting the new standards, but we do not anticipate any significant impact except as may be described below:

•	NIF B-5, “Financial Information by Segment”

NIF B-5 “Financial Information by Segment” includes definitions and criteria for reporting financial information by operating segment. NIF B-5 establishes that an operating segment shall meet the following criteria: i) the segment engages in business activities from which it earns or is in the process of obtaining revenues, and incurs in the related costs and expenses; ii) the operating results are reviewed regularly by the main authority of the entity’s decision maker; and iii) specific financial information is available. NIF B-5 requires disclosures related to operating segments subject to reporting, including details of earnings, assets and liabilities, reconciliations, information about products and services, and geographical areas. NIF B-5 is effective beginning on January 1, 2011 and this guidance shall be applied retrospectively for comparative purposes.

•	NIF B-9, “Interim Financial Reporting”

NIF B-9 “Interim Financial Reporting” prescribes the content to be included in a complete or condensed set of financial statements for an interim period. In accordance with the standard, the complete set of financial statements shall include: a) a statement of financial position as of the end of the period, b) an income statement for the period, c) a statement of changes in equity for the period, d) a statement of cash flows for the period, and e) notes providing the relevant accounting policies and other explanatory notes. Condensed financial statements shall include: a) condensed statement of financial position, b) condensed income statement, c) condensed statement of changes in equity, d) condensed statement of cash flows, and e) selected explanatory notes. NIF B-9 is effective beginning on January 1, 2011. Interim financial statements shall be presented in comparative form.

•	NIF C-1, “Cash and Cash Equivalents”

NIF C-1 “Cash and Cash Equivalents” establishes that cash shall be measured at nominal value, and cash equivalents shall be measured at their acquisition cost for initial recognition. Subsequently, cash equivalents should be measured according to their designation: precious metals shall be measured at fair value, foreign currencies shall be translated to the reporting currency applying the closing exchange rate, other cash equivalents denominated in a different measure of exchange shall be recognized to the extent provided for this purpose at the closing date of financial statements, and available-for-sale investments shall be presented at fair value. Cash and cash equivalents will be presented in the first line of assets (including restricted cash). NIF C-1 is effective beginning on January 1, 2010 and has been applied since that date, causing an increase in the cash balances reported as a result of the treatment of presentation of restricted cash.

b)	U.S. GAAP:

The following accounting standard has been issued under U.S. GAAP, the application of which is required as indicated. We will adopt this standard as of January 1, 2010. The Company is in the process of assessing the effect of adopting this new standard, but we do not anticipate any significant impact.

•	“Amendments to SFAS Interpretation FIN 46R,” ASC 810 (formerly SFAS No. 167)

The objective of issuing amendments to ASC 810 is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of ASC 810, “Consolidation” as a result of the elimination of the qualifying special-purpose entity concept in ASC 860-10-65, and (2) constituent concerns about the application of certain key provisions of ASC 810, including those in which the accounting and disclosures under ASC 810 do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement retains the scope of ASC 810 with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated ASC 860-10-65 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Earlier application is prohibited.

Note 29. Subsequent Events.

•

On January 7, 2010, Venezuela’s National Consumer Price Index for December 2009 was released. The cumulative three-year inflation rate for Venezuela’s was 101.6% as of December 31, 2009. As a result, beginning on January 1, 2010, the Company is considering Venezuela as hyperinflationary for US GAAP purposes and financial statements of

Venezuelan entities will be remeasured as if the functional currency were the reporting currency (Mexican pesos) as of January 1, 2010. For Mexican FRS, Venezuela is considered an inflationary economy since cumulative 3-year inflation rate is higher than 26%.

•

On January 8, 2010, Venezuelan President Hugo Chavez announced the devaluation of the bolivar (BsF). The official exchange rate of 2.150 bolivars to the dollar, in effect since 2005, was replaced effective January 11, 2010, with a multiple exchange regime. The official exchange rates will be (1) “the essentials rate” at BsF 2.60 per dollar and (2) “the non-essentials rate” at BsF 4.30 per dollar for non-priority categories and, (3) the recognition of the existence of other exchange rate in which the government shall intervene. The president announced that importers of essential items such as food, medicine, heavy machinery, family remittances, and public sector imports including school supply, science, and technology needs, will be able to buy dollars at a rate of 2.60 bolivars, and a higher rate of 4.30 bolivars will apply to most of the economy, including the automobile, chemicals, rubber and plastics, appliances, textile, electronics, tobacco, beverages, and telecommunications sectors, as well as to repatriation of dividends by foreign investors. The exchange rate that will be used to translate the Company’s financial statements to its reporting currency beginning in January 2010 pursuant to the applicable accounting rules will be 4.30 bolivars per U.S. dollar. As of December 31, 2009, the financial statements were translated to Mexican pesos using the exchange rate of 2.15 bolivars per U.S. dollar. As a result of this devaluation, the balance sheet of the Venezuelan subsidiary of Coca-Cola FEMSA reflected a reduction in shareholders equity of Ps. 3,700 million which will be accounted for at the time of the devaluation in January 2010. The devaluation of the bolivars did not result in significant exchange losses in January 2010 as a result of remeasuring US Dollar denominated monetary items on hand as of December 31, 2009.

•

On January 11, 2010, FEMSA announced the exchange of the FEMSA Cerveza business unit for an interest in Heineken Group. On April 26, 2010, FEMSA’s shareholder meeting approved this share exchange which was completed on April 30, 2010. As of the closing date, FEMSA received 43,009,699 shares of Heineken NV, 43,018,320 shares of Heineken Holding NV and an Allotted Share Instrument that represents 29,172,504 of shares that will be delivered during the following 5 years these holdings represent 20% of the economic interest in Heineken Group. The shares received by FEMSA represent 7.47% of Heineken NVand 14.94% of Heineken Holding NV. The Allotted Share Instrument represents 5.06% of Heineken NV and is represented by ordinary shares which have the right to participate in all dividends and other distributions declared, paid or made after the closing date, or in respect of such Heineken ordinary shares. The total transaction is valued at approximately US$7.3 billion, based on closing prices of Heineken Holding N.V. and Heineken N.V.shares as of April 30, 2010, including the assumed debt of US$2.1 billion.

Summarized carrying amount of major classes of assets and liabilities of the FEMSA Cerveza business unit exchanged for the Heineken interests under US GAAP is presented as follows as of December 31, 2009:

Financial Information Under US GAAP	2009
Receivables	6,284
Inventories	4,426
Other current asets	3,454
Total current assets	14,164
Intangible assets	18,990

Property, plant and equipment	29,327

Other long-term assets	11,130

Total long-term assets	59,447

TOTAL ASSETS	73,611

Suppliers	4,600

Other current liabilities	6,516

Total current liabilities:	11,116

Bank loans	13,354

Other long-term liabilities	20,947

Long-Term Liabilities	34,301

TOTAL LIABILITIES	45,417

•

On February 1, 2010, FEMSA and The Coca-Cola Company signed a second amendment to the shareholders agreement that contractually gives FEMSA the rights to govern the operating and financial policies of Coca-Cola FEMSA and to exercise control over its operations in the ordinary course of business. The amendment also grants protective rights to

The Coca-Cola Company on such items as mergers, acquisitions or sales of any line business. This amendment represents a change in control over Coca-Cola FEMSA, and was signed without transfer of any consideration. Under US GAAP, this amendment should be accounted for as a business combination without transfer of any consideration.

As a result, FEMSA has estimated Coca-Cola FEMSA’s fair value based on recognized techniques as of the date of acquisition of Ps. 147,732. As of the issuance of this annual report, the Company is in the process to determine the purchase price allocation based on the fair value mentioned above, The allocation of the purchase price to the assets and liabilities will be finalized at a later date, as we obtain more information regarding assets valuations, liabilities assumed and revisions of preliminary estimates of fair values made at the date of purchase.

Unaudited Pro Forma Financial Data.

The following unaudited consolidated pro forma financial data is based on the Company’s historical US GAAP’s financial statements, adjusted to give effect to the acquisition of Coca-Cola FEMSA mentioned in the preceding paragraphs

The unaudited pro forma adjustments assume that the acquisition of Coca-Cola FEMSA was made at the beginning of the year immediately preceding the year of acquisition and are based upon available information and other assumptions that management considers reasonable. The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been, had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company’s future results of operations.

Financial information under US GAAP	FEMSA unaudited pro forma consolidated results for the years ended December 31,
	2009		2008
Total revenues	Ps.	194,621	Ps.	166,134
Income before taxes		18,296		13,196
Net income		15,023		9,408

Net income attributable to the controlling interest		9,902		6,849
Net income attributable to the noncontrolling interest		5,121		2,559

•

On February 5, 2010, Coca-Cola FEMSA closed the issuance of US $500 in Senior Notes, bearing interest at a fixed rate of 4.625%, which due February 15, 2020. Coca-Cola FEMSA has entered into a registration rights agreement with the holders of the Senior Notes requiring Coca-Cola FEMSA to register the Senior Notes with the United States Securities and Exchange Commission which is expected to be completed in the current year. With the proceeds from the issuance of the US$ 500 Senior Notes. Coca-Cola FEMSA repaid at maturity its Certificados Bursatiles on February 25, 2010 for Ps. 2,000 as well as Ps. 1,000 on April 16, 2010.

•

On February 11, 2010, the FEMSA’s Board of Directors agreed to propose an ordinary dividend of Ps. 2,600 million. This dividend was approved at the Annual Shareholders meeting on April 26, 2010 and represents an increase of 62% as compared to the dividend that was paid in 2009. The dividend payments for 2010 were divided into two equal payments. The first payment was paid on May 4, 2010, and the second payment will be paid on November 3, 2010.

On February 10, 2010, Coca Cola FEMSA´s Board of Directors agreed to propose an ordinary dividend of Ps. 2,604 million. This dividend was approved at the Annual Shareholders meeting on April 14, 2010 and represents an increase of 94% as compared to the dividend that was paid on April 26, 2009.

Report of Independent Registered Public Accounting Firm

To the Stockholder of

FEMSA COMERCIO, S.A. de C.V.

We have audited the consolidated statements of income, changes in stockholders’ equity and changes in financial position of FEMSA COMERCIO, S.A. de C.V. and Subsidiaries (a wholly-owned subsidiary of FOMENTO ECONÓMICO MEXICANO, S.A. de C.V.) for the year ended December 31, 2007 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of their operation and changes in their financial position of FEMSA COMERCIO, S.A. de C.V. and Subsidiaries for the year ended December 31, 2007, in conformity with Mexican financial reporting standards, which differ in certain significant respects from accounting principles generally accepted in the United States of America, as described in Notes 21 and 22 to the consolidated financial statements.

Mancera, S. C.,

A Member Practice of

Ernst & Young Global

C.P.C. Aldo Villarreal Robledo

San Pedro Garza García, N.L., Mexico

June 12, 2008

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 25, 2010

Fomento Económico Mexicano, S.A.B. de C.V.

By:	/s/ Javier Astaburuaga Sanjines
Name:	Javier Astaburuaga Sanjines
Title:	Executive Vice-President of Finance and Strategic Development / Chief Financial Officer