Form 20-F
period 2011-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2012-04-27
CIK 1061736

As filed with the Securities and Exchange Commission on April 27, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing 10 BD Units, and each BD Unit consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value	New York Stock Exchange

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

The term “S.A.B.” stands for sociedad anónima bursátil, which is the term used in the United Mexican States, or Mexico, to denominate a publicly traded company under the Mexican Securities Market Law (Ley del Mercado de Valores), which we refer to as the Mexican Securities Law.

References to “U.S. dollars,” “US$,” “dollars” or “$” are to the lawful currency of the United States of America (which we refer to as the United States). References to “Mexican pesos,” “pesos” or “Ps.” are to the lawful currency of Mexico. References to “euros” or “€” are to the lawful currency of the European Economic and Monetary Union (which we refer to as the Euro Zone).

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.9510 to US$ 1.00, the noon buying rate for Mexican pesos on December 30, 2011, as published by the Federal Reserve Bank of New York. On March 30, 2012, this exchange rate was Ps. 12.8115 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since 2007.

To the extent estimates are contained in this annual report, we believe that such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Per capita growth rates and population data have been computed based upon statistics prepared by the Instituto Nacional de Estadística, Geografía e Informática of Mexico (National Institute of Statistics, Geography and Information, which we refer to as INEGI), the Federal Reserve Bank of New York, the U.S. Federal Reserve Board and Banco de México (Bank of Mexico), local entities in each country and upon our estimates.

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

Selected Consolidated Financial Data

This annual report includes, under Item 18, our audited consolidated balance sheets as of December 31, 2011 and 2010, and the related consolidated statements of income, cash flows and changes in stockholders’ equity for the years ended December 31, 2011, 2010 and 2009. Our audited consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera Mexicanas, which we refer to as Mexican FRS or NIF), which differ in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP.

Notes 26 and 27 to our audited consolidated financial statements provide a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to our company, together with a reconciliation to U.S. GAAP of net income, comprehensive income and stockholders’ equity as well as U.S. GAAP consolidated balance sheets, statements of income and comprehensive income and cash flows for the same periods presented for Mexican FRS purposes and for the consolidated statement of changes in stockholders’ equity for the years ended December 31, 2011 and 2010.

In the reconciliation to U.S. GAAP for the year ended December 31, 2009, we present our subsidiary Coca-Cola FEMSA, which is a consolidated subsidiary for purposes of Mexican FRS, under the equity method for U.S. GAAP purposes, due to the substantive participating rights of The Coca-Cola Company as a minority shareholder in Coca-Cola FEMSA during that year. On February 1, 2010, FEMSA and The Coca-Cola Company signed an amendment to their Shareholders’ Agreement. As a result of this amendment, FEMSA began to consolidate Cola-Cola FEMSA for U.S. GAAP purposes on this date. See Note 26A to our audited consolidated financial statements.

Beginning in 2012, Mexican issuers with securities registered in the National Securities Registry (Registro Nacional de Valores) of the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or the CNBV) are required to prepare financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which we refer to as IFRS. Accordingly, as of January 1, 2012, we are preparing our financial information in accordance with IFRS and will present financial information for 2011 on a comparable basis. See Note 28 to our audited consolidated financial statements.

Beginning on January 1, 2008, in accordance with changes to NIF B-10 under Mexican FRS, we discontinued the use of inflation accounting for our subsidiaries that operate in “non-inflationary” countries where cumulative inflation for the three preceding years was less than 26%. Our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil operate in non-inflationary economic environments, and therefore 2011, 2010 and 2009 figures reflect inflation effects only through 2007. Our subsidiaries in Nicaragua, Costa Rica, Venezuela and Argentina operate in economic environments in which cumulative inflation during the same three-year periods was greater than 26%, and we therefore continue recognizing inflationary accounting for 2011, 2010 and 2009. For comparison purposes, the figures prior to 2008 have been restated in Mexican pesos with purchasing power as of December 31, 2007, taking into account local inflation for each country with reference to the consumer price index. Local currencies have been converted into Mexican pesos using official exchange rates published by the local central bank of each country. Our subsidiary in the Euro Zone, CB Equity LLP (which we refer to as CB Equity), operated in a non-inflationary economic environment in 2011 and 2010. See Note 4 to our audited consolidated financial statements.

As a result of discontinuing inflationary accounting for subsidiaries that operate in non-inflationary economic environments, the financial statements are no longer considered to be presented in a reporting currency that comprehensively includes the effects of price level changes. Therefore, the inflationary effects of inflationary economic environments arising in 2009, 2010 and 2011 result in a difference that must be reconciled for U.S. GAAP purposes, except for Venezuela, which is considered to be a hyperinflationary environment since January 2010 and for which inflationary effects have not been reversed under U.S. GAAP. See Notes 26 and 27 to our audited consolidated financial statements.

On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in Heineken Holding N.V. and Heineken N.V., which, together with their respective subsidiaries, we refer to as Heineken or the Heineken Group. See “Item 4. Information on the Company—FEMSA Cerveza and Equity Method Investment in the Heineken Group.” Under Mexican FRS, we have reclassified our consolidated statements of income and cash flows for the year ended December 31, 2009 to reflect Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza, S.A. de C.V.), which we refer to as Cuauhtémoc Moctezuma or FEMSA Cerveza, as a discontinued operation. However, FEMSA Cerveza is not presented as a discontinued operation under U.S. GAAP. See “Item 5. Operating and Financial Review and Prospects—U.S. GAAP Reconciliation” and Notes 26 and 27 to our audited consolidated financial statements.

The following table presents selected financial information of our company. This information should be read in conjunction with, and is qualified in its entirety by, our audited consolidated financial statements and the notes to those statements. See “Item 18. Financial Statements.” The selected financial information is presented on a consolidated basis and is not necessarily indicative of our financial position or results from operations at or for any future date or period. Under Mexican FRS, FEMSA Cerveza figures for years prior to 2010 have been reclassified and presented as discontinued operations for comparison purposes to 2011 and 2010 figures. See Note 5B to our audited consolidated financial statements. Under U.S. GAAP, FEMSA Cerveza figures are presented as a continuing operation.

	Selected Consolidated Financial Information Year Ended December 31,
	2011(2)	2011	2010	2009	2008	2007
	(in millions of U.S. dollars and millions of Mexican pesos, except for percentages, per share data and weighted average number of shares outstanding)
Income Statement Data:
Mexican FRS:(1)
Total revenues	$14,554	Ps.203,044	Ps.169,702	Ps.160,251	Ps.133,808	Ps.114,459
Income from operations(3)	1,928	26,904	22,529	21,130	17,349	14,300
Income taxes(4)	550	7,687	5,671	4,959	3,108	3,931
Consolidated net income before discontinued operations	1,483	20,684	17,961	11,799	7,630	8,438
Income from the exchange of shares with Heineken, net of taxes	—	—	26,623	—	—	—
Net income from discontinued operations	—	—	706	3,283	1,648	3,498
Consolidated net income	1,483	20,684	45,290	15,082	9,278	11,936
Net controlling interest income	1,085	15,133	40,251	9,908	6,708	8,511
Net non-controlling interest income	398	5,551	5,039	5,174	2,570	3,425
Net controlling interest income before discontinued operations:
Per Series B Share	0.05	0.75	0.64	0.33	0.25	0.25
Per Series D Share	0.07	0.94	0.81	0.42	0.32	0.32
Net controlling income from discontinued operations:
Per Series B Share	—	—	1.37	0.16	0.08	0.17
Per Series D Share	—	—	1.70	0.20	0.10	0.21
Net controlling interest income:
Per Series B Share	0.05	0.75	2.01	0.49	0.33	0.42
Per Series D Share	0.07	0.94	2.51	0.62	0.42	0.53
Weighted average number of shares outstanding (in millions):
Series B Shares	9,246.4	9,246.4	9,246.4	9,246.4	9,246.4	9,246.4
Series D Shares	8,644.7	8,644.7	8,644.7	8,644.7	8,644.7	8,644.7
Allocation of earnings:
Series B Shares	46.11%	46.11%	46.11%	46.11%	46.11%	46.11%
Series D Shares	53.89%	53.89%	53.89%	53.89%	53.89%	53.89%

	Selected Consolidated Financial Information Year Ended December 31,
	2011(2)	2011	2010		2009	2008	2007
	(in millions of U.S. dollars and millions of Mexican pesos, except for percentages, per share data and weighted average number of shares outstanding)

U.S. GAAP:(4)
Total revenues	$14,640	Ps.204,242	Ps.177,053		Ps.102,902	Ps.91,650	Ps.83,362
Income from operations	1,810	25,252	21,235		8,661	7,881	7,667
Participation in Coca-Cola FEMSA’s earnings(4)	—	—	183		4,516	2,994	3,635
Consolidated net income	1,279	17,851	72,204	(10)	10,685	6,599	8,589
Less: Net income attributable to the non-controlling interest income	(387)	(5,402)	(4,759)		(783)	253	(32)
Net income attributable to controlling interest income	892	12,449	67,445		9,902	6,852	8,557
Net controlling interest income:
Per Series B Share	0.04	0.62	3.36		0.49	0.34	0.43
Per Series D Share	0.06	0.78	4.20		0.62	0.43	0.53
Weighted average number of shares outstanding (in millions):
Series B Shares	9,246.4	9,246.4	9,246.4		9,246.4	9,246.4	9,246.4
Series D Shares	8,644.7	8,644.7	8,644.7		8,644.7	8,644.7	8,644.7

Balance Sheet Data:
Mexican FRS:(1)
Total assets of continuing operations	$19,691	Ps.274,704	Ps.223,578		Ps.153,638	Ps.126,833	Ps.114,537
Total assets of discontinued operations	—	—	—		72,268	71,201	68,881
Current liabilities of continuing operations	2,769	38,630	30,516		37,218	35,351	28,783
Current liabilities of discontinued operations	—	—	—		10,883	12,912	13,581
Long-term debt of continuing operations(5)	1,723	24,031	22,203		21,260	21,853	23,066
Other long-term liabilities of continuing operations	1,500	20,929	17,846		8,500	8,285	9,882
Non-current liabilities of discontinued operations	—	—	—		32,216	22,738	18,453
Capital stock	383	5,348	5,348		5,348	5,348	5,348
Total stockholders’ equity	13,699	191,114	153,013		115,829	96,895	89,653
Controlling interest	9,575	133,580	117,348		81,637	68,821	64,578
Non-controlling interest	4,124	57,534	35,665		34,192	28,074	25,075

U.S. GAAP:(4)
Total assets	$27,956	Ps.390,016	Ps.334,517		Ps.158,000	Ps.139,219	Ps.127,167
Current liabilities	2,772	38,676	30,629		23,539	23,654	18,579
Long-term debt(5)	1,722	24,031	21,927		24,119	19,557	16,569
Other long-term liabilities	3,164	44,148	39,825		10,900	9,966	8,715
Non-controlling interest	7,205	100,517	78,495		1,274	505	698
Controlling interest	13,092	182,644	163,641		98,168	85,537	82,606
Capital stock	383	5,348	5,348		5,348	5,348	5,348
Stockholders’ equity(6)	20,297	283,161	242,136		99,442	86,042	83,304

Other information:
Mexican FRS:(1)
Depreciation(7)	$394	Ps.5,498	Ps.4,527		Ps.4,391	Ps.3,762	Ps.4,930
Capital expenditures(8)	897	12,515	11,171		9,067	7,816	5,939
Operating margin(9)	13.2%	13.2%	13.3%		13.2%	13.0%	12.5%

U.S. GAAP:
Depreciation(7)	$412	Ps.5,743	Ps.4,884		Ps.2,786	Ps.2,439	Ps.2,114
Operating margin(9)	12.4%	12.4%	11.9%		8.4%	8.6%	9.2%

(1)	As a result of the FEMSA Cerveza share exchange with the Heineken Group on April 30, 2010, related figures are presented as discontinued operations for Mexican FRS purposes. As a result, prior year financial information has been modified in order to conform to 2010 financial information.

(2)	Translation to U.S. dollar amounts at an exchange rate of Ps. 13.9510 to US$ 1.00 solely for the convenience of the reader.

(3)	Beginning in 2008, NIF D-3, “Employee Benefits,” permitted the presentation of financial expenses related to labor liabilities as part of the comprehensive financing result, which was previously recorded within operating income. Accordingly, information for 2007 has been reclassified for comparability purposes.

(4)	As of February 1, 2010, Coca-Cola FEMSA has been consolidated for U.S. GAAP purposes. Prior to that date, Coca-Cola FEMSA was recorded under the equity method, as discussed in Note 26A to our audited consolidated financial statements.

(5)	Includes long-term debt minus the current portion of long-term debt.

(6)	As of January 1, 2009, U.S. GAAP requires that non-controlling interest be included as part of the total stockholders’ equity. This standard was applied retrospectively for comparative purposes.

(7)	Includes bottle breakage.

(8)	Includes investments in property, plant and equipment, intangible and other assets.

(9)	Operating margin is calculated by dividing income from operations by total revenues.

(10)	Includes gain recognized in other income due to control acquisition of Coca-Cola FEMSA. See Note 26A to our audited consolidated financial statements.

Dividends

We have historically paid dividends per BD Unit (including in the form of American Depositary Shares, or ADSs) approximately equal to or greater than 1% of the market price on the date of declaration, subject to changes in our results from operations and financial position, including due to extraordinary economic events and to the factors described in “Item 3. Key Information—Risk Factors” that affect our financial condition and liquidity. These factors may affect whether or not dividends are declared and the amount of such dividends. We do not expect to be subject to any contractual restrictions on our ability to pay dividends, although our subsidiaries may be subject to such restrictions. Because we are a holding company with no significant operations of our own, we will have distributable profits and cash to pay dividends only to the extent that we receive dividends from our subsidiaries. Accordingly, we cannot assure you that we will pay dividends or as to the amount of any dividends.

The following table sets forth for each year the nominal amount of dividends per share that we declared in Mexican peso and U.S. dollar amounts and their respective payment dates for the 2007 to 2011 fiscal years:

Date Dividend Paid	Fiscal Year with Respect to which Dividend was Declared	Aggregate Amount of Dividend Declared	Per Series B Share Dividend	Per Series B Share Dividend		Per Series D Share Dividend	Per Series D Share Dividend
May 15, 2007	2006(1)	Ps.1,485,000,000	Ps.0.0741	$0.0069		Ps.0.0926	$0.0086
May 8, 2008	2007(1)	Ps.1,620,000,000	Ps.0.0807	$0.0076		Ps.0.1009	$0.0095
May 4, 2009 and November 3, 2009(2)	2008	Ps.1,620,000,000	Ps.0.0807	$0.0061		Ps.0.1009	$0.0076
May 4, 2009			Ps.0.0404	$0.0030		Ps.0.0505	$0.0038
November 3, 2009			Ps.0.0404	$0.0030		Ps.0.0505	$0.0038
May 4, 2010 and November 3, 2010(3)	2009	Ps.2,600,000,000	Ps.0.1296	$0.0105		Ps.0.1621	$0.0132
May 4, 2010			Ps.0.0648	$0.0053		Ps.0.0810	$0.0066
November 3, 2010			Ps.0.0648	$0.0053		Ps.0.0810	$0.0066
May 3, 2011 and November 2, 2011(4)	2010	Ps.4,600,000,000	Ps.0.2294	$0.0199		Ps.0.28675	$0.0249
May 3, 2011			Ps.0.1147	$0.0099		Ps.0.14338	$0.0124
November 2, 2011			Ps.0.1147	$0.0100		Ps.0.14338	$0.0125
May 3, 2012 and November 6, 2012(5)	2011	Ps.6,200,000,000	Ps.0.3092	N/a	(6)	Ps.0.3865	N/a
May 3, 2012			Ps.0.1546	N/a		Ps.0.1932	N/a
November 2, 2012			Ps.0.1546	N/a		Ps.0.1932	N/a

(1)	The per series dividend amount has been adjusted for comparability purposes to reflect the 3:1 stock split effective May 25, 2007.

(2)	The dividend payment for 2008 was divided into two equal payments. The first payment was payable on May 4, 2009, with a record date of April 30, 2009, and the second payment was payable on November 3, 2009, with a record date of October 30, 2009.

(3)	The dividend payment for 2009 was divided into two equal payments. The first payment was payable on May 4, 2010, with a record date of May 3, 2010, and the second payment was payable on November 3, 2010, with a record date of November 2, 2010.

(4)	The dividend payment for 2010 was divided into two equal payments. The first payment was payable on May 3, 2011, with a record date of May 2, 2011, and the second payment was payable on November 2, 2011, with a record date of November 1, 2011.

(5)	The dividend payment for 2011 was divided into two equal payments. The first payment will become payable on May 3, 2012 with a record date of May 2, 2012, and the second payment will become payable on November 6, 2012 with a record date of November 5, 2012.

(6)	The U.S. dollar amount of the 2011 dividend payments will be based on the exchange rate at the time such payments are made.

At the annual ordinary general shareholders meeting, or AGM, the board of directors submits the financial statements of our company for the previous fiscal year, together with a report thereon by the board of directors. Once the holders of Series B Shares have approved the financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our paid in capital stock. As of the date of this report, the legal reserve of our company is fully constituted. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to our shareholders. Dividends may only be paid if net profits are sufficient to offset losses from prior fiscal years.

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

Subject to certain exceptions contained in the deposit agreement dated May 11, 2007, among FEMSA, The Bank of New York, as ADS depositary, and holders and beneficial owners from time to time of our ADSs, evidenced by American Depositary Receipts, or ADRs, any dividends distributed to holders of our ADSs will be paid to the ADS depositary in Mexican pesos and will be converted by the ADS depositary into U.S. dollars. As a result, restrictions on conversion of Mexican pesos into foreign currencies and exchange rate fluctuations may affect the ability of holders of our ADSs to receive U.S. dollars and the U.S. dollar amount actually received by holders of our ADSs.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and year-end noon buying exchange rate published by the Federal Reserve Bank of New York for cable transfers of pesos per U.S. dollar. The Federal Reserve Bank of New York discontinued the publication of foreign exchange rates on December 31, 2008, and therefore, the data provided for the periods beginning January 1, 2009 are based on the rates published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Year ended December 31,	Exchange Rate
	High	Low	Average(1)	Year End
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.21	13.83
2009	15.41	12.63	13.50	13.06
2010	13.19	12.16	12.64	12.38
2011	14.25	11.51	12.46	13.95

(1)	Average month-end rates.

	Exchange Rate
	High	Low	Period End
2010:
First Quarter	Ps.13.19	Ps.12.30	Ps.12.30
Second Quarter	13.14	12.16	12.83
Third Quarter	13.17	12.49	12.63
Fourth Quarter	12.61	12.21	12.38
2011:
First Quarter	12.25	11.92	11.92
Second Quarter	11.97	11.51	11.72
Third Quarter	13.87	11.57	13.77
Fourth Quarter	14.25	13.10	13.95
2012:
January	13.75	12.93	13.04
February	12.95	12.63	12.79
March	12.99	12.63	12.81
First Quarter	13.75	12.63	12.81

RISK FACTORS

Risks Related to Our Company

Coca-Cola FEMSA

Coca-Cola FEMSA’s business depends on its relationship with The Coca-Cola Company, and changes in this relationship may adversely affect its results from operations and financial condition.

Substantially all of Coca-Cola FEMSA’s sales are derived from sales of Coca-Cola trademark beverages. Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages through standard bottler agreements in certain territories in Mexico and Latin America, which we refer to Coca-Cola FEMSA’s “territories.” See “Item 4. Information on the Company—Coca-Cola FEMSA—Coca-Cola FEMSA’s Territories.” Through its rights under Coca-Cola FEMSA’s bottler agreements and as a large shareholder, The Coca-Cola Company has the right to participate in the process for making important decisions related to Coca-Cola FEMSA’s business.

The Coca-Cola Company may unilaterally set the price for its concentrate. In addition, under Coca-Cola FEMSA’s bottler agreements, it is prohibited from bottling or distributing any other beverages without The Coca-Cola Company’s authorization or consent, and it may not transfer control of the bottler rights of any of its territories without consent of The Coca-Cola Company.

The Coca-Cola Company also makes significant contributions to Coca-Cola FEMSA’s marketing expenses, although it is not required to contribute a particular amount. Accordingly, The Coca-Cola Company may discontinue or reduce such contributions at any time.

Coca-Cola FEMSA depends on The Coca-Cola Company to renew its bottler agreements. As of December 31, 2011, Coca-Cola FEMSA had seven bottler agreements in Mexico, with each one corresponding to a different territory as follows: (i) the agreements for Mexico’s Valley territory expire in June 2013 and April 2016; (ii) the agreements for the Central territory expire in May 2015 and July 2016; (iii) the agreement for the Northeast territory expires in September 2014; (iv) the agreement for the Bajio territory expires in May 2015; and (v) the agreement for the Southeast territory expires in June 2013. Coca-Cola FEMSA’s bottler agreements with The Coca-Cola Company will expire for Coca-Cola FEMSA’s territories in other countries as follows: Argentina in September 2014; Brazil in April 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016; and Panama in November 2014. All of Coca-Cola FEMSA’s bottler agreements are automatically renewable for ten-year terms, subject to the right of either party thereto to give prior notice that it does not wish to renew the relevant agreement. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results from operations and prospects.

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business, which may result in Coca-Cola FEMSA taking actions contrary to the interests of its remaining shareholders.

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business. As of April 20, 2012, The Coca-Cola Company indirectly owned 29.4% of Coca-Cola FEMSA’s outstanding capital stock, representing 37.0% of its capital stock with full voting rights. The Coca-Cola Company is entitled to appoint five of Coca-Cola FEMSA’s maximum of 21 directors and the vote of at least two of them is required to approve certain actions by Coca-Cola FEMSA’s board of directors. We are entitled to appoint 13 of Coca-Cola FEMSA’s maximum of 21 directors and all of its executive officers. On February 1, 2010, we and The Coca-Cola Company signed a second amendment to the shareholders agreement that confirms our power to govern Coca-Cola FEMSA’s operating and financial policies in order to exercise control over its operations in the ordinary course of business. The Coca-Cola Company has the power to determine the outcome of certain protective rights, such as mergers, acquisitions or the sale of any line of business, requiring approval by its board of directors, and may have the power to determine the outcome of certain actions requiring approval of Coca-Cola FEMSA’s shareholders. See “Item 10. Additional Information—Material Contracts—Coca-Cola FEMSA.” The interests of The Coca-Cola Company may be different from the interests of Coca-Cola FEMSA’s remaining shareholders, which may result in Coca-Cola FEMSA taking actions contrary to the interests of its remaining shareholders.

Coca-Cola FEMSA has significant transactions with affiliates, particularly The Coca-Cola Company, which may create the potential for conflicts of interest and could result in less favorable terms to Coca-Cola FEMSA.

Coca-Cola FEMSA engages in several transactions with subsidiaries of The Coca-Cola Company. In addition, Coca-Cola FEMSA has entered into cooperative marketing arrangements with The Coca-Cola Company and is a party to a number of bottler agreements with The Coca-Cola Company. Coca-Cola FEMSA also has agreed to develop still beverages and waters in its territories with The Coca-Cola Company and has entered into agreements to acquire companies with The Coca-Cola Company. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Business Transactions between Coca-Cola FEMSA and The Coca-Cola Company.”

Coca-Cola FEMSA could engage in transactions on less favorable terms with related parties, due to potential conflicts of interest, compared to terms that could be obtained with an unaffiliated third party.

Competition could adversely affect Coca-Cola FEMSA’s financial performance.

The beverage industry in the territories in which Coca-Cola FEMSA operates is highly competitive. Coca-Cola FEMSA faces competition from other bottlers of sparkling beverages such as Pepsi products, and from producers of low cost beverages, or “B brands.” Coca-Cola FEMSA also competes in different beverage categories, other than sparkling beverages, such as water, juice-based beverages, teas, sport drinks and value-added dairy products. Although competitive conditions are different in each of Coca-Cola FEMSA’s territories, it competes principally in terms of price, packaging, consumer sales promotions, customer service and product innovation. See “Item 4. Information on the Company—Coca-Cola FEMSA—Competition.” There can be no assurances that Coca-Cola FEMSA will be able to avoid lower pricing as a result of competitive pressure. Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on Coca-Cola FEMSA’s financial performance.

Changes in consumer preference could reduce demand for some of Coca-Cola FEMSA’s products.

The non-alcoholic beverage industry is rapidly evolving as a result of, among other things, changes in consumer preferences. Specifically, consumers are becoming increasingly aware of and concerned about environmental and health issues. Concerns over the environmental impact of plastic may reduce the consumption of Coca-Cola FEMSA’s products sold in plastic bottles or result in additional taxes that would adversely affect consumer demand. In addition, researchers, health advocates and dietary guidelines are encouraging consumers to reduce their consumption of certain types of beverages sweetened with sugar and high fructose corn syrup (or HFCS), which could reduce demand for certain of Coca-Cola FEMSA’s products. A reduction in consumer demand would adversely affect Coca-Cola FEMSA’s results from operations.

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

Coca-Cola FEMSA obtains the vast majority of the water used in its production pursuant to concessions to exploit wells, which are generally granted based on studies of the existing and projected groundwater supply. Coca-Cola FEMSA’s existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from local and/or federal water authorities. See “Item 4. Information on the Company—Regulatory Matters—Water Supply Law.” In some of Coca-Cola FEMSA’s other territories, the existing water supply may not be sufficient to meet Coca-Cola FEMSA’s future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes.

We cannot assure you that water will be available in sufficient quantities to meet Coca-Cola FEMSA’s future production needs or will prove sufficient to meet Coca-Cola FEMSA’s water supply needs.

Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of goods sold and may adversely affect Coca-Cola FEMSA’s results from operations.

In addition to water, Coca-Cola FEMSA’s most significant raw materials are (1) concentrate, which it acquires from affiliates of The Coca-Cola Company, (2) packaging materials and (3) sweeteners. Prices for sparkling beverages concentrate are determined by The Coca-Cola Company as a percentage of the weighted average retail price in local currency, net of applicable taxes. In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages in Brazil and Mexico. These increases were fully implemented in Brazil in 2008 and in Mexico in 2009. However, Coca-Cola FEMSA may experience further increases in its territories in the future. The prices for Coca-Cola FEMSA’s remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates. Coca-Cola FEMSA is also required to meet all of its supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to it. Coca-Cola FEMSA’s sales prices are denominated in the local currency in each country in which it operates, while the prices of certain materials, including those used in the bottling of its products, mainly resin, ingots to make plastic bottles, finished plastic bottles, aluminum cans and HFCS, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currencies of the countries in which Coca-Cola FEMSA operates, as was the case in 2008 and 2009. While the U.S. dollar did not appreciate against the currency of any of the countries in which Coca-Cola FEMSA operates in 2010 or most of 2011, we cannot assure you that an appreciation of the U.S. dollar with respect to such currencies will not occur in the future. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.”

Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin and plastic ingots to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices and global resin supply. The average prices that Coca-Cola FEMSA paid for resin and plastic ingots in U.S. dollars increased significantly in 2011, as compared to 2010. We cannot provide any assurance that prices will not increase further in future periods. Average sweetener prices, including of sugar and HFCS, paid by Coca-Cola FEMSA during 2011 were higher as compared to 2010 in all of the countries in which it operates. During the 2009-2011 period, international sugar prices were volatile due to various factors, including shifting demands, availability and climate issues affecting production and distribution. Sugar prices in all of the countries in which Coca-Cola FEMSA operates other than Brazil are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay in excess of international market prices for sugar. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.” We cannot assure you that Coca-Cola FEMSA’s raw material prices will not further increase in the future. Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of goods sold and adversely affect its financial performance.

Taxes could adversely affect Coca-Cola FEMSA’s business.

The countries in which Coca-Cola FEMSA operates may adopt new tax laws or modify existing law to increase taxes applicable to its business. For example, in Mexico, a general tax reform became effective on January 1, 2010, pursuant to which, as applicable to Coca-Cola FEMSA, there is a temporary increase in the income tax rate from 28% to 30% from 2010 through 2012. This increase will be followed by a reduction to 29% for the year 2013 and a further reduction in 2014 to return to the previous rate of 28%. In addition, the value added tax (VAT) rate increased in 2010 from 15% to 16%. This increase had an impact on Coca-Cola FEMSA’s results from operations due to the reduction in disposable income of consumers.

In Panama, there was an increase in a certain consumer tax, effective as of April 1, 2010, affecting syrups, powders and concentrate. Some of these materials are used for the production of Coca-Cola FEMSA’s sparkling beverages. These taxes increased from 6% to 10%.

Coca-Cola FEMSA’s products are also subject to certain taxes in many of the countries in which it operates. Certain countries in Central America, as well as Brazil and Argentina also impose taxes on sparkling beverages. See “Item 4. Information on the Company—Regulatory Matters—Taxation of Sparkling Beverages.” We cannot assure you that any governmental authority in any country where Coca-Cola FEMSA operates will not impose new taxes or increase taxes on its products in the future. The imposition of new taxes or increases in taxes on Coca-Cola FEMSA’s products may have a material adverse effect on Coca-Cola FEMSA’s business, financial condition, prospects and results from operations.

Regulatory developments may adversely affect Coca-Cola FEMSA’s business.

Coca-Cola FEMSA is subject to regulation in each of the territories in which it operates. The principal areas in which Coca-Cola FEMSA is subject to regulation are environment, labor, taxation, health and antitrust. Regulation can also affect Coca-Cola FEMSA’s ability to set prices for its products. See “Item 4. Information of the Company—Regulatory Matters.” The adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries in which Coca-Cola FEMSA operates may increase its operating costs or impose restrictions on its operations, which, in turn, may adversely affect its financial condition, business and results from operations. In particular, environmental standards are continually becoming more stringent in several of the countries in which Coca-Cola FEMSA operates, and Coca-Cola FEMSA is also continually in the process of keeping up and complying with these standards, although we cannot assure you that Coca-Cola FEMSA will be able to meet the timelines for compliance established by the relevant regulatory authorities. See “Item 4. Information on the Company—Regulatory Matters—Environmental Matters.” Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on Coca-Cola FEMSA’s future results from operations or financial condition.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which Coca-Cola FEMSA operates. Coca-Cola FEMSA is currently subject to price controls in Argentina and Venezuela. The imposition of these restrictions or voluntary price restraints in other territories may have an adverse effect on Coca-Cola FEMSA’s results from operations and financial position. See “Item 4. Information of the Company—Regulatory Matters—Price Controls.” We cannot assure you that governmental authorities in any country where Coca-Cola FEMSA operates will not impose statutory price controls or that Coca-Cola FEMSA will not need to implement voluntary price restraints in the future.

In January 2010, the Venezuelan government amended the Ley para la Defensa y Acceso a las Personas a los Bienes y Servicios (Defense of and Access to Goods and Services Law). Any violation by a company that produces, distributes and sells goods and services could lead to fines, penalties or the confiscation of the assets used to produce, distribute and sell these goods without compensation. Although we believe that Coca-Cola FEMSA is in compliance with this law, consumer protection laws in Venezuela are subject to continuing review and changes, and any such changes could lead to an adverse impact on Coca-Cola FEMSA.

In July 2011, the Venezuelan government passed the Ley de Costos y Precios Justos (Fair Costs and Prices Law). The purpose of this law is to establish the regulations and administrative processes necessary to maintain the price stability of, and equal access to, goods and services. The law also creates the National Ministry of Costs and Prices, whose main role is to oversee price controls and set maximum retail prices on certain consumer goods and services. Of Coca-Cola FEMSA’s products, only certain of its still water beverages were affected by these regulations, which mandated Coca-Cola FEMSA to lower its sale prices as of April 2012. Any failure to comply with this law would result in fines, temporary suspension or the closure of operations. While Coca-Cola FEMSA is currently in compliance with this law, we cannot assure you that the Venezuelan government’s future regulation of goods and services will not result in a forced reduction of prices in other of Coca-Cola FEMSA’s products, which could have a negative effect on its results of operations.

In January 2012, the Costa Rican government approved a decree that regulates the sale of food and beverages in schools. The decree came into effect in 2012. Enforcement of this law will be gradual, from applicability in 2012 to 2014, depending on the specific characteristics of the food or beverage in question. In accordance with the decree, the sale of specific sparkling beverages and still beverages that contain sugar, syrup or HFCS in any type of presentation in schools is prohibited. Coca-Cola FEMSA will still be allowed to sell water and certain still beverages in schools. We cannot assure you that the Costa Rican government will not further restrict sales of other of Coca-Cola FEMSA’s products in schools in the future; any such further restrictions could lead to an adverse impact on Coca-Cola FEMSA’s results of operations.

Coca-Cola FEMSA’s operations have from time to time been subject to investigations and proceedings by antitrust authorities and litigation relating to alleged anticompetitive practices. Coca-Cola FEMSA has also been subject to investigations and proceedings on environmental and labor matters. We cannot assure you that these investigations and proceedings could not have an adverse effect on Coca-Cola FEMSA’s results from operations or financial condition. See “Item 8. Financial Information—Legal Proceedings.”

Economic and political conditions in the countries other than Mexico in which Coca-Cola FEMSA operates may increasingly adversely affect its business.

In addition to operating in Mexico, our subsidiary Coca-Cola FEMSA conducts operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. Total revenues and income from Coca-Cola FEMSA’s combined non-Mexican operations increased as a percentage of its consolidated total revenues and income from operations from 47.4% and 32.4%, respectively, in 2006, to 64.3% and 62.0%, respectively, in 2011. As a consequence, Coca-Cola FEMSA’s results have been increasingly affected by the economic and political conditions in the countries, other than Mexico, where it conducts operations.

Consumer demand, preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic and political conditions in the other countries in which Coca-Cola FEMSA operates. These conditions vary by country and may not be correlated to conditions in Coca-Cola FEMSA’s Mexican operations. Deterioration in economic and political conditions in any of these countries would have an adverse effect on Coca-Cola FEMSA’s financial position and results from operations. In Venezuela, Coca-Cola FEMSA continues to face exchange rate risk as well as scarcity of raw materials and restrictions with respect to the importation of such materials. Venezuelan political events may also affect Coca-Cola FEMSA’s operations. The political uncertainty involving Venezuela’s October 2012 elections or otherwise could have a negative effect on the Venezuelan economy, which in turn could result in an adverse effect on Coca-Cola FEMSA’s business. We cannot provide any assurances that political developments in Venezuela, over which we have no control, will not have an adverse effect on Coca-Cola FEMSA’s business, financial condition or results from operations.

In addition, presidential elections were held in November 2011 in each of Guatemala and Nicaragua. The elections in Guatemala led to the election of a new president and political party (the Partido Patriota (Patriotic Party)). The elections in Nicaragua led to the reelection of José Daniel Ortega Saavedra, a member of the Partido Frente Sandinista de Liberación Nacional (Sandinista National Liberation Front), as president. We cannot assure you that the elected presidents in these countries will continue to apply the same policies that have been applied to Coca-Cola FEMSA in the past.

Depreciation of the local currencies of the countries in which Coca-Cola FEMSA operates against the U.S. dollar may increase its operating costs. Coca-Cola FEMSA has also operated under exchange controls in Venezuela since 2003 that limit its ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price paid for raw materials and services purchased in local currency. In January 2010, the Venezuelan government announced a devaluation of its official exchange rate and the establishment of a multiple exchange rate system, which was set at 2.60 bolivars to US$ 1.00 for high priority categories and 4.30 bolivars to US$ 1.00 for non-priority categories, and which recognized the existence of other exchange rates in which the Venezuelan government will intervene. In December 2010, the Venezuelan government announced its decision to implement a new singular fixed exchange rate of 4.30 bolivars to US$ 1.00, which resulted in a devaluation of the bolivar against the U.S. dollar. Future changes in the Venezuelan exchange control regime, and future currency devaluations or the imposition of exchange controls in any of the countries in which Coca-Cola FEMSA has operations could have an adverse effect on its financial position and results from operations.

We cannot assure you those political or social developments in any of the countries in which Coca-Cola FEMSA has operations, over which it has no control, will not have a corresponding adverse effect on the economic situation and on its business, financial condition or results from operations.

Weather conditions may adversely affect Coca-Cola FEMSA’s results from operations.

Lower temperatures and higher rainfall may negatively impact consumer patterns, which may result in lower per capita consumption of Coca-Cola FEMSA’s beverage offerings. Additionally, adverse weather conditions may affect road infrastructure in the territories in which Coca-Cola FEMSA operates and limit its ability to sell and distribute its products, thus affecting Coca-Cola FEMSA’s results from operations. As was the case in most of Coca-Cola FEMSA’s territories in 2011, adverse weather conditions affected Coca-Cola FEMSA’s sales in certain regions of these territories.

FEMSA Comercio

Competition from other retailers in Mexico could adversely affect FEMSA Comercio’s business.

The Mexican retail sector is highly competitive. FEMSA participates in the retail sector primarily through FEMSA Comercio. FEMSA Comercio’s OXXO convenience stores face competition on a regional basis from 7-Eleven, Super Extra, Super City and Círculo K stores. OXXO convenience stores also face competition from numerous small chains of retailers across Mexico and from retailers that participate with store formats other than convenience stores. FEMSA Comercio may face additional competition from new market entrants. Increased competition may limit the number of new locations available to FEMSA Comercio and require FEMSA Comercio to modify its product offering or pricing. In addition, consumers may prefer alternative products or store formats offered by competitors. As a result, FEMSA Comercio’s results from operations and financial position may be adversely affected by competition in the future.

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

FEMSA Comercio increased the number of OXXO stores at a compound annual growth rate of 14.5% from 2007 to 2011. The growth in the number of OXXO stores has driven growth in total revenue and operating income at FEMSA Comercio over the same period. As the overall number of stores increases, percentage growth in the number of OXXO stores is likely to decrease. In addition, as convenience store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same store sales, average ticket and store traffic. As a result, FEMSA Comercio’s future results from operations and financial condition may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and operating income. In Colombia, FEMSA Comercio may not be able to maintain similar historic growth rates to those in Mexico.

FEMSA Comercio’s business may be adversely affected by an increase in the crime rate in Mexico.

In recent years, crime rates have increased, particularly in the north of Mexico, and there has been a particular increase in drug-related crime and other organized crime. Although FEMSA Comercio has stores across the majority of the Mexican territory, the north of Mexico represents an important region in FEMSA Comercio’s operations. An increase in crime rates could negatively affect sales and customer traffic, increase security expenses incurred in each store, result in higher turnover of personnel or damage to the perception of the OXXO brand, each of which could have an adverse effect on FEMSA Comercio’s business.

FEMSA Comercio’s business may be adversely affected by changes in information technology.

FEMSA Comercio invests aggressively in information technology (which we refer to as IT) in order to maximize its value generation potential. Given the rapid speed at which FEMSA Comercio adds new services and products to its commercial offerings, the development of IT systems, hardware and software needs to keep pace with the growth of the business. If these systems became unstable or if planning for future IT investments were inadequate, it could affect FEMSA Comercio’s business by reducing the flexibility of its value proposition to consumers or by increasing its operating complexity, either of which could adversely affect FEMSA Comercio’s revenue-per-store trends.

Risks Related to Our Holding of Heineken N.V. and Heineken Holding N.V. Shares

FEMSA will not control Heineken N.V.’s and Heineken Holding N.V.’s decisions.

On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group, which we refer to as the Heineken transaction. As a consequence of the Heineken transaction, FEMSA now participates in the Heineken Holding N.V. Board of Directors, which we refer to as the Heineken Holding Board, and in the Heineken N.V. Supervisory Board, which we refer to as the Heineken Supervisory Board. However, FEMSA is not a majority or controlling shareholder of Heineken N.V. or Heineken Holding N.V., nor does it control the decisions of the Heineken Holding Board or the Heineken Supervisory Board. Therefore, the decisions made by the majority or controlling shareholders of Heineken N.V. or Heineken Holding N.V. or the Heineken Holding Board or the Heineken Supervisory Board may not be consistent with or may not consider the interests of FEMSA’s shareholders or may be adverse to the interests of FEMSA’s shareholders. Additionally, FEMSA has agreed not to disclose non-public information and decisions taken by Heineken.

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

Strengthening of the Mexican peso.

In the event of a depreciation of the euro against the Mexican peso, the fair value of FEMSA’s investment in shares will be adversely affected.

Furthermore, the cash flow that is expected to be received in the form of dividends from Heineken will be in euros, and therefore, in the event of a depreciation of the euro against the Mexican peso, the amount of expected cash flow will be adversely affected.

Heineken N.V. and Heineken Holding N.V. are publicly listed companies.

Heineken N.V. and Heineken Holding N.V. are listed companies whose stock trades publicly and is subject to market fluctuation. A reduction in the price of Heineken N.V. or Heineken Holding N.V. shares would result in a reduction in the economic value of FEMSA’s participation in Heineken.

Risks Related to Our Principal Shareholders and Capital Structure

A majority of our voting shares are held by a voting trust, which effectively controls the management of our company, and whose interests may differ from those of other shareholders.

As of March 23, 2012, a voting trust, of which the participants are members of seven families, owned 38.69% of our capital stock and 74.86% of our capital stock with full voting rights, consisting of the Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

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

Our shares are traded on the New York Stock Exchange, or NYSE, in the form of ADSs. We cannot assure you that holders of our shares in the form of ADSs will receive notice of shareholders’ meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner. In the event that instructions are not received with respect to any shares underlying ADSs, the ADS depositary will, subject to certain limitations, grant a proxy to a person designated by us in respect of these shares. In the event that this proxy is not granted, the ADS depositary will vote these shares in the same manner as the majority of the shares of each class for which voting instructions are received.

Holders of BD Units in the United States and holders of ADSs may not be able to participate in any future preemptive rights offering and as a result may be subject to dilution of their equity interests.

Under applicable Mexican law, if we issue new shares for cash as a part of a capital increase, other than in connection with a public offering of newly issued shares or treasury stock, we are generally required to grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. By law, we may not allow holders of our shares or ADSs who are located in the United States to exercise any preemptive rights in any future capital increases unless (1) we file a registration statement with the U.S. Securities and Exchange Commission, which we refer to as the SEC, with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares in the form of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

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

FEMSA is a holding company. Accordingly, FEMSA’s cash flows are principally derived from dividends, interest and other distributions made to FEMSA by its subsidiaries. Currently, FEMSA’s subsidiaries do not have contractual obligations that require them to pay dividends to FEMSA. In addition, debt and other contractual obligations of our subsidiaries may in the future impose restrictions on our subsidiaries’ ability to make dividend or other payments to FEMSA, which in turn may adversely affect FEMSA’s ability to pay dividends to shareholders and meet its debt and other obligations. As of December 31, 2011, FEMSA had no restrictions on its ability to pay dividends. Given the exchange of 100% of our FEMSA Cerveza business for a 20% economic interest in the Heineken Group, FEMSA’s non-controlling shareholder position in Heineken N.V. and Heineken Holding N.V. means that it will be unable to require payment of dividends with respect to the Heineken N.V. or Heineken Holding N.V. shares.

Risks Related to Mexico and the Other Countries in Which We Operate

Adverse economic conditions in Mexico may adversely affect our financial position and results from operations.

We are a Mexican corporation, and our Mexican operations are our single most important geographic territory. Given the exchange of 100% of our FEMSA Cerveza business for a 20% economic interest in the Heineken Group, FEMSA shareholders may face a lesser degree of exposure with respect to economic conditions in Mexico and a greater degree of indirect exposure to the political, economic and social circumstances affecting the markets in which Heineken is present. For the year ended December 31, 2011, 60% of our consolidated total revenues were attributable to Mexico and at the net income level the percentage attributable to our Mexican operations is further reduced. The Mexican economy experienced a downturn as a result of the impact of the global financial crisis on many emerging economies that began in the second half of 2008 and continued through 2010. In the fourth quarter of 2011, Mexican gross domestic product, or GDP, increased by approximately 3.7% on an annualized basis compared to the same period in 2010, due to an improvement in the manufacturing and services sectors of the economy. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, further deterioration in economic conditions in, or delays in recovery of, the U.S. economy may hinder any recovery in Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our results from operations. Given the continuing global macroeconomic downturn in 2009 and 2010, and the slow and uncertain recovery in 2011, which also affected the Mexican economy, we cannot assure you that such conditions will not have a material adverse effect on our results from operations and financial position going forward.

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

In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate debt, which constituted 41% of our total debt as of December 31, 2011 (including the effect of interest rate swaps), and have an adverse effect on our financial position and results from operations.

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial position and results from operations.

Depreciation of the Mexican peso relative to the U.S. dollar increases the cost to us of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and thereby negatively affects our financial position and results from operations. A severe devaluation or depreciation of the Mexican peso may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. Although the value of the Mexican peso against the U.S. dollar had been fairly stable until mid-2008, in the fourth quarter of 2008, the Mexican peso depreciated approximately 27% compared to the fourth quarter of 2007. Since 2008, the Mexican peso has continued to experience exchange rate fluctuations relative to the U.S. dollar, as follows. During 2009 and 2010, the Mexican peso experienced a recovery relative to the U.S. dollar of approximately 5.2% and 5.6% compared to the year of 2008 and 2009, respectively. During 2011, the Mexican peso experienced a devaluation relative to the U.S. dollar of approximately 12.7% compared to 2010. In the first quarter of 2012, the Mexican peso appreciated approximately 8.2% relative to the U.S. dollar compared to the fourth quarter of 2011.

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

Mexican political events may significantly affect our operations. Presidential elections in Mexico occur every six years, and the most recent election occurred in July 2006. Elections of the senate also occurred in July 2006, and although the Partido Acción Nacional (or the PAN) won a plurality of the seats in the Mexican congress in the election, no party succeeded in securing a majority. Elections of the Cámara de Diputados (House of Representatives) occurred in 2009, and although the Partido Revolucionario Institucional (or the PRI) won a plurality of seats in the House of Representatives, no party succeeded in securing a majority. The legislative gridlock resulting from the absence of a clear majority by any single party, which is expected to continue until the Mexican presidential and federal congressional elections to be held in July 2012, has impeded the progress of structural reforms in Mexico, which may adversely affect economic conditions in Mexico, and consequently, our results of operations.

The Mexican presidential election in July 2012 will result in a change in administration, as Mexican law does not allow a sitting president to run for a second consecutive term. The presidential race is expected to be highly contested among a number of different parties, including the PRI, the PAN and the Partido de la Revolución Democrática (the Party of the Democratic Revolution, or PRD), each with its own political platform. As a result, we cannot predict which party will win the presidential election or whether changes in Mexican governmental policy will result from a change in administration. Such changes, should they occur, may adversely affect economic conditions and/or the industries in which we operate in Mexico, and therefore our results of operations and financial position.

Insecurity in Mexico could increase, and this could adversely affect our results.

The presence and increasing levels of violence among drug cartels, and between these and the Mexican law enforcement and armed forces, pose a risk to our business. Organized criminal activity and related violent incidents remained high during 2011 and the first quarter of 2012 and are relatively concentrated along the northern Mexican border, as well as in certain other Mexican states such as Sinaloa, Michoacán and Guerrero. Mexican President Felipe Calderón has acted to fight the drug cartels and has disrupted the balance of power among them. The principal driver of organized criminal activity is the drug trade that aims to supply and profit from the uninterrupted demand for drugs and the supply of weapons from the United States. This situation could impact our business because consumer habits and patterns adjust to the increased perceived and real insecurity as people refrain from going out as much and gradually shift some on-premise consumption to off-premise consumption of food and beverages on certain social occasions. Insecurity could increase, and this could therefore adversely affect our operational and financial results.

Depreciation of local currencies in other Latin American countries in which we operate may adversely affect our financial position.

Total revenues increased in certain of our non-Mexican beverage operations at a higher rate relative to their respective Mexican operations in 2010. Although this was not the case in 2011, the recurrence of such a higher rate of total revenue growth could result in a greater contribution to the respective results from operations for these territories, but may also expose us to greater risk in these territories as a result. The devaluation of the local currencies against the U.S. dollar in our non-Mexican territories can increase our operating costs in these countries, and depreciation of the local currencies against the Mexican peso can negatively affect our results from operations for these countries. In recent years, the value of the currency in the countries in which we operate had been relatively stable except in Venezuela. Future currency devaluation or the imposition of exchange controls in any of these countries, including Mexico, would have an adverse effect on our financial position and results from operations.

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

On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group. Under Mexican FRS, we have reclassified our consolidated statements of income and cash flows for the year ended December 31, 2009 to reflect FEMSA Cerveza as a discontinued operation. However, FEMSA Cerveza is not a discontinued operation under U.S. GAAP. See “Item 5. Operating and Financial Review and Prospects—U.S. GAAP Reconciliation” and Notes 26 and 27 to our audited consolidated financial statements.

Corporate Background

FEMSA traces its origins to the establishment of Mexico’s first brewery, Cervecería Cuauhtémoc, S.A., which we refer to as Cuauhtémoc, which was founded in 1890 by four Monterrey businessmen: Francisco G. Sada, José A. Muguerza, Isaac Garza and José M. Schneider. Descendants of certain of the founders of Cuauhtémoc are participants of the voting trust that controls the management of our company.

The strategic integration of our company dates back to 1936 when our packaging operations were established to supply crown caps to the brewery. During this period, these operations were part of what was known as the Monterrey Group, which also included interests in banking, steel and other packaging operations.

In 1974, the Monterrey Group was split between two branches of the descendants of the founding families of Cuauhtémoc. The steel and other packaging operations formed the basis for the creation of Corporación Siderúrgica, S.A. (now Alfa, S.A.B. de C.V.), controlled by the Garza Sada family, and the beverage and banking operations were consolidated under the Valores Industriales, S.A. de C.V. (the corporate predecessor of FEMSA) corporate umbrella controlled by the Garza Lagüera family. FEMSA’s shares were first listed on what is now the Bolsa Mexicana de Valores, S.A.B. de C.V. (which we refer to as the Mexican Stock Exchange) on September 19, 1978. Between 1977 and 1981, FEMSA diversified its operations through acquisitions in the soft drinks and mineral water industries, the establishment of the first convenience stores under the trade name OXXO and other investments in the hotel, construction, auto parts, food and fishing industries, which were considered non-core businesses and were subsequently divested.

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

As part of the reorganization, FEMSA listed ADSs on the NYSE representing BD Units, and listed the BD Units and its B Units on the Mexican Stock Exchange.

In May 2003, our subsidiary Coca-Cola FEMSA expanded its operations throughout Latin America by acquiring 100% of Panamerican Beverages, Inc., which we refer to as Panamco, then the largest soft drink bottler in Latin America in terms of sales volume in 2002. Through its acquisition of Panamco, Coca-Cola FEMSA began producing and distributing Coca-Cola trademark beverages in additional territories in Mexico, Central America, Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. The Coca-Cola Company and its subsidiaries received Series D Shares in exchange for their equity interest in Panamco of approximately 25%.

In August 2004, we consummated a series of transactions with InBev, Labatt and certain of their affiliates to terminate the existing arrangements between FEMSA Cerveza and Labatt. As a result of these transactions, FEMSA acquired 100% ownership of FEMSA Cerveza and previously existing arrangements among affiliates of FEMSA and InBev relating to governance, transfer of ownership and other matters with respect to FEMSA Cerveza were terminated.

In June 2005, we consummated an equity offering of 80.5 million BD Units (including BD Units in the form of ADSs) and 52.78 million B units that resulted in net proceeds to us of US$ 700 million after underwriting spreads and commissions. We used the proceeds of the equity offering to refinance indebtedness incurred in connection with the transactions with InBev, Labatt and certain of their affiliates.

In January 2006, FEMSA Cerveza, through one of its subsidiaries, acquired 68% of the equity of the Brazilian brewer Cervejarias Kaiser, which we refer to as Kaiser, from the Molson Coors Brewing Company, or Molson Coors, for US$ 68 million. Molson Coors retained a 15% ownership stake in Kaiser, while Heineken N.V.’s ownership of 17% remained unchanged. In December 2006, Molson Coors completed its exit from Kaiser by exercising its option to sell its 15% holding to FEMSA Cerveza. On December 22, 2006, FEMSA Cerveza made a capital increase of US$ 200 million in Kaiser. At the time, Heineken N.V. elected not to participate in the increase, thereby diluting its 17% interest in Kaiser to 0.17%, and FEMSA Cerveza thereby increased its stake to 99.83% of the equity of Kaiser. However, in August 2007, FEMSA Cerveza and Heineken N.V. closed a stock purchase agreement whereby Heineken N.V. purchased the shares necessary to regain its 17% interest in Kaiser. As a result of this transaction, FEMSA Cerveza obtained ownership of 83% of Kaiser and Heineken N.V. obtained ownership of 17%.

In November 2006, we acquired from certain subsidiaries of The Coca-Cola Company 148,000,000 Series D shares of Coca-Cola FEMSA, representing 8.02% of the total outstanding stock of Coca-Cola FEMSA. We acquired these shares at a price of US$ 427.4 million in the aggregate, pursuant to a Memorandum of Understanding with The Coca-Cola Company. As of April 20, 2012, we indirectly owned Series A Shares of Coca-Cola FEMSA equal to 50.0% of its capital stock (63.0% of its capital stock with full voting rights) and The Coca-Cola Company indirectly owned Series D Shares of Coca-Cola FEMSA equal to 29.4% of its capital stock (37.0% of its capital stock with full voting rights). The remaining 20.6% of Coca-Cola FEMSA’s capital stock consisted of Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and/or on the NYSE in the form of ADSs under the trading symbol KOF.

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

In November 2007, Administración, S.A.P.I. de C.V., or Administración, a Mexican company owned directly or indirectly by Coca-Cola FEMSA and by The Coca-Cola Company, acquired 58,350,908 shares representing 100% of the shares of the capital stock of Jugos del Valle, for US$ 370 million in cash, with assumed liabilities of US$ 86 million. On June 30, 2008, Administración and Jugos del Valle merged, and Jugos del Valle became the surviving entity. Subsequent to the initial acquisition of Jugos del Valle, Coca-Cola FEMSA offered to sell 30% of its interest in Administración to other Coca-Cola bottlers in Mexico. In December 2008, the surviving Jugos del Valle entity sold its operations to The Coca-Cola Company, Coca-Cola FEMSA and other bottlers of Coca-Cola trademark brands in Brazil. These still beverage operations were integrated into a joint business with The Coca-Cola Company in Brazil. Through Coca-Cola FEMSA’s joint ventures with The Coca-Cola Company, we distribute the Jugos del Valle line of juice-based beverages and have begun to develop and distribute new products. As of December 31, 2011, 2010, 2009 and 2008, Coca-Cola FEMSA has a recorded investment of 19.8% of the capital stock of Jugos del Valle.

In April 2008, FEMSA shareholders approved a proposal to amend our bylaws in order to preserve the unit structure for our shares that has been in place since May 1998, and to maintain our existing share structure beyond May 11, 2008. Our bylaws previously provided that on May 11, 2008 our Series D-B Shares would convert into Series B Shares and our Series D-L Shares would convert into Series L Shares with limited voting rights. In addition, our bylaws provided that, on May 11, 2008, our current unit structure would cease to exist and each of our B Units would be unbundled into five Series B Shares, while each BD Unit would unbundle into three Series B Shares and two newly issued Series L Shares. Following the April 22, 2008 shareholder approvals, the automatic conversion of our share and unit structures no longer exist, and, absent shareholder action, our share structure will continue to be comprised of Series B Shares, which must represent not less than 51% of our outstanding capital stock, and Series D-B and Series D-L Shares, which together may represent up to 49% of our outstanding capital stock. Our Unit structure, absent shareholder action, will continue to consist of B Units, which bundle five Series B Shares, and BD Units, which bundle one Series B Share, two Series D-B Shares and two Series D-L Shares. See “Item 9. The Offer and Listing—Description of Securities.”

In May 2008, Coca-Cola FEMSA completed its acquisition of Refrigerantes Minas Gerais, Ltda., or REMIL, in Brazil for US$ 364.1 million, net of cash received, and assumed liabilities of US$ 196.9 million.

In January 2010, FEMSA announced that its Board of Directors unanimously approved a definitive agreement under which FEMSA would exchange its FEMSA Cerveza business for a 20% economic interest in Heineken, one of the world’s leading brewers. Under the terms of the agreement, FEMSA received 43,018,320 shares of Heineken Holding N.V. and 43,009,699 shares of Heineken N.V., with an additional 29,172,504 shares of Heineken N.V. (which shares we refer to as the Allotted Shares) to be delivered pursuant to an allotted share delivery instrument, or the ASDI. Heineken also assumed US$ 2.1 billion of indebtedness, including FEMSA Cerveza’s unfunded pension obligations. The Allotted Shares were delivered to FEMSA in several installments during 2010 and 2011, with the final installment delivered on October 5, 2011. As of December 31, 2011, FEMSA’s interest in Heineken N.V. represented 12.53% of Heineken N.V.’s outstanding capital and 14.94% of Heineken Holding N.V.’s outstanding capital. The principal terms of the Heineken transaction documents are summarized below in “Item 10. Additional Information—Material Contracts.”

In February 2010, FEMSA signed an agreement with subsidiaries of The Coca-Cola Company to amend the shareholders agreement for Coca-Cola FEMSA. The purpose of the amendment is to set forth that the appointment and compensation of the chief executive officer and all officers reporting to the chief executive officer, as well as the adoption of decisions related to the ordinary operations of Coca-Cola FEMSA, shall only require a simple majority vote of the board of directors. Decisions related to extraordinary matters (such as business acquisitions or combinations in an amount exceeding US$ 100 million, among others) shall continue to require the vote of the majority of the board of directors, including the affirmative vote of two of the board members appointed by The Coca-Cola Company. The amendment was approved at Coca-Cola FEMSA’s extraordinary shareholders meeting on April 14, 2010, and is reflected in the bylaws of Coca-Cola FEMSA. This amendment was signed without transfer of any consideration. The percentage of our voting interest in our subsidiary Coca-Cola FEMSA remains the same after the signing of this amendment.

In April 2010, Heineken N.V. and Heineken Holding N.V. held their AGM, and approved the acquisition of 100% of the shares of the beer operations owned by FEMSA, under the terms announced in January 2010. The AGM of Heineken appointed, subject to the completion of the acquisition of FEMSA’s beer operations, Mr. Jose Antonio Fernández Carbajal as member of the Board of Directors of Heineken Holding N.V. and the Heineken Supervisory Board, and Mr. Javier Astaburuaga Sanjines as second representative in the Heineken Supervisory Board. Their appointments became effective on April 30, 2010.

In April 2010, FEMSA held its AGM, during which shareholders approved the transaction with Heineken. Shareholders approved the exchange of 100% of FEMSA’s beer operations in Mexico and Brazil for a 20% economic interest in the Heineken Group, and the assumption by Heineken of debt in the amount of US$2.1 billion, under the transaction terms described in January 2010.

In April 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group. The principal terms of the Heineken transaction documents are summarized below in “Item 10. Additional Information—Material Contracts.”

In September 2010, FEMSA sold Promotora de Marcas Nacionales, S. de R.L. de C.V., which we refer to as Promotora, to The Coca-Cola Company. Promotora was the owner of the Mundet brands of soft drinks in Mexico.

In September 2010, FEMSA signed definitive agreements with GPC III, B.V. to sell its flexible packaging and label operations, Grafo Regia, S.A. de C.V. This transaction was part of FEMSA’s strategy to divest non-core assets. The transaction was closed on December 31, 2010.

During the third quarter of 2010, Coca-Cola FEMSA completed a transaction with a Brazilian subsidiary of The Coca-Cola Company to produce, sell and distribute Matte Leão branded products. This transaction reinforced Coca-Cola FEMSA’s non-carbonated product offering through the platform that is operated by The Coca-Cola Company and its bottling partners in Brazil. As a part of the agreement, Coca-Cola FEMSA has been selling and distributing certain Matte Leão branded ready-to-drink products since the first quarter of 2010. As of April 20, 2012, Coca-Cola FEMSA had a 19.4% indirect interest in the Matte Leão business in Brazil.

In March 2011, a consortium of investors formed by FEMSA, the Macquarie Mexican Infrastructure Fund and other investors, acquired Energía Alterna Istmeña, S. de R.L. de C.V., which we refer to as EAI, and Energía Eólica Mareña, S.A. de C.V., which we refer to as EEM, from subsidiaries of Preneal, S.A., which we refer to as Preneal. EAI and EEM together constitute the Mareña Renovables Wind Power Farm, a 396 megawatt late-stage wind energy project in the southeastern region of the State of Oaxaca. The Mareña Renovables Wind Power Farm is expected to be the largest wind power farm in Latin America.

In March 2011, Coca-Cola FEMSA, with The Coca-Cola Company and through Compañía Panameña de Bebidas S.A.P.I. de C.V., acquired Grupo Industrias Lácteas, which we refer to as Estrella Azul, a Panamanian company engaged for more than 50 years in the dairy and juice-based beverage categories. Coca-Cola FEMSA acquired a 50% interest and will continue to develop this business with The Coca-Cola Company. Beginning in April 2011, both The Coca-Cola Company and Coca-Cola FEMSA commenced the gradual integration of Estrella Azul into the existing beverage platform they share for the development of non-carbonated products in Panama.

In October 2011, Coca-Cola FEMSA merged with Administradora de Acciones del Noreste, S.A. de C.V., which constituted the beverage division of Grupo Tampico, S.A. de C.V. (which we refer to as Grupo Tampico) and was one of the largest family-owned Coca-Cola product bottlers in Mexico, as calculated by sales volume. This franchise territory operates in the states of Tamaulipas, San Luis Potosí and Veracruz, as well as in certain parts of the states of Hidalgo, Puebla and Querétaro, and sold 155.7 million unit cases of beverages in 2011. The aggregate enterprise value at the announcement date of this transaction was Ps. 9,300 million. Grupo Tampico’s principal shareholders received 63.5 million newly issued Coca-Cola FEMSA Series L Shares. Coca-Cola FEMSA began to consolidate the beverage division of Grupo Tampico in its financial statements as of October 2011.

In December 2011, Coca-Cola FEMSA began the construction of a production plant in Minas Gerais, Brazil, which will require an investment of 250 million Brazilian reais (equivalent to approximately US$ 140 million). We expect that the construction will generate 800 direct and indirect jobs. As of December 31, 2011, it was anticipated that the new plant would be completed within 18 months and begin operations in June 2013. The plant will be located on a parcel of land 300,000 square meters in size, and it is expected that by 2015 the annual production capacity will be approximately 2.1 billion liters of sparkling beverages, representing an increase of approximately 47% as compared to the current installed capacity of Coca-Cola FEMSA’s plant in Belo Horizonte, Brazil. The new plant will produce all of Coca-Cola FEMSA’s existing brands and presentations of Coca-Cola products.

In December 2011, Coca-Cola FEMSA merged with the beverage division of Corporación de los Ángeles, S.A. de C.V. (which we refer to as Grupo CIMSA), which division was a Mexican family-owned bottler of Coca-Cola trademark products. This franchise territory operates mainly in the states of Morelos and Mexico, as well as in certain parts of the states of Guerrero and Michoacán, and sold 154.8 million unit cases of beverages in 2011. The aggregate enterprise value at the announcement date of this transaction was Ps. 11,000 million. A total of 75.4 million new Coca-Cola FEMSA Series L Shares were issued in connection with the transaction, and Coca-Cola FEMSA began to consolidate the beverage division of Grupo CIMSA in its financial statements as of December 2011. As part of its merger with the beverage division of Grupo CIMSA, Coca-Cola FEMSA acquired a 13.2% equity interest in Promotora Industrial Azucarera, S.A. de C.V., which we refer to as Piasa.

On December 15, 2011, Coca-Cola FEMSA entered into an agreement to merge the beverage division of Grupo Fomento Queretano, S.A.P.I. de C.V. (which we refer to Grupo Fomento Queretano) into Coca-Cola FEMSA. Grupo Fomento Queretano’s beverage division operates mainly in the Mexican state of Querétaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. The merger agreement was approved by both Coca-Cola FEMSA’s and Grupo Fomento Queretano’s boards of directors, and is subject to the approval of the Comisión Federal de Competencia (the Mexican Antitrust Commission, or the CFC) and of the shareholders meetings of both companies. The transaction will involve the issuance of approximately 45.1 million new Coca-Cola FEMSA Series L Shares, and in addition Coca-Cola FEMSA will assume Ps. 1,221 million in net debt. This transaction is expected to be completed in the second quarter of 2012.

In February 2012, Coca-Cola FEMSA announced that it had entered into a 12-month exclusivity agreement with The Coca-Cola Company to evaluate the potential acquisition by Coca-Cola FEMSA of a controlling ownership stake in the bottling operations owned by The Coca-Cola Company in the Philippines. Both parties believe that Coca-Cola FEMSA’s expertise and successful track record operating in fragmented markets and emerging economies could be effectively deployed in such territory, and contribute significantly toward expanding the penetration of, and consumer preference for, The Coca-Cola Company’s brands in that market. This exclusivity agreement does not require either party to enter into any transaction, and there can be no assurances that a definitive agreement will be executed.

On February 23, 2012, a wholly-owned subsidiary of Mitsubishi Corporation, and Stichting Depositary PGGM Infrastructure Funds, a pension fund managed by PGGM, acquired the 45% interest held by FEMSA in the parent companies of the Mareña Renovables Wind Power Farm. Certain subsidiaries of FEMSA, FEMSA Comercio and Coca-Cola FEMSA have entered into 20-year wind power supply agreements with the Mareña Renovables Wind Power Farm to purchase energy output produced by it. These agreements will remain in full force and effect. The sale of FEMSA’s participation as an investor will result in a gain.

Ownership Structure

We conduct our business through our principal sub-holding companies as shown in the following diagram and table:

Principal Sub-holding Companies—Ownership Structure

As of March 31, 2012

(1)	Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as CIBSA.

(2)	Percentage of capital stock, equal to 63.0% of capital stock with full voting rights.

(3)	Ownership in CB Equity held through various FEMSA subsidiaries.

(4)	Combined economic interest in Heineken N.V. and Heineken Holding N.V.

The following table presents an overview of our operations by reportable segment and by geographic region:

Operations by Segment—Overview

Year Ended December 31, 2011 and % of growth vs. last year(1)

	Coca-Cola FEMSA		FEMSA Comercio		CB Equity(2)
	(in millions of Mexican pesos, except for employees and percentages)
Total revenues	Ps.124,715	20.5%	Ps.74,112	19.0%	Ps. —	— %
Income from operations	20,152	18.0%	6,276	20.7%	(7)	(133)%
Total assets	151,608	32.9%	26,998	14.0%	76,791	14.6%
Employees	78,979	15.4%	83,820	14.7%	—	N/a

Total Revenues Summary by Segment(1)

	Year Ended December 31,
	2011	2010	2009
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.124,715	Ps.103,456	Ps.102,767
FEMSA Comercio	74,112	62,259	53,549
CB Equity(2)	—	—	N/a
Other	13,373	12,010	10,991
Consolidated total revenues(3)	Ps.203,044	Ps.169,702	Ps.160,251

Total Revenues Summary by Geographic Region(4)(5)

	Year Ended December 31,
	2011	2010	2009
Mexico and Central America(3)(6)	Ps.130,256	Ps.111,769	Ps.101,023
South America(3)(7)	53,113	44,468	37,507
Venezuela	20,173	14,048	22,448
Consolidated total revenues(3)	Ps.203,044	Ps.169,702	Ps.160,251

(1)	The sum of the financial data for each of our segments and percentages with respect thereto differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.

(2)	CB Equity holds Heineken N.V. and Heineken Holding N.V. shares.

(3)	For 2009, consolidated total revenues have been modified to exclude FEMSA Cerveza financial information due to its presentation as a discontinued operation.

(4)	In 2011, Coca-Cola FEMSA changed its business structure and organization. As a result, revenues by geographic region have been regrouped into the following two regions: Mexico and Central America; and South America. See Note 25 to our audited consolidated financial statements.

(5)	The sum of the financial data for each geographic region differs from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation.

(6)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico-only) revenues were Ps. 122,690 million, Ps. 105,448 million and Ps. 94,819 million for the years ended December 31, 2011, 2010 and 2009, respectively.

(7)	Includes Colombia, Brazil and Argentina. South America revenues include Brazilian revenues of Ps. 31,405 million, Ps. 27,070 million and Ps. 21,465 million, and Colombian revenues of Ps. 12,320 million, Ps. 11,057 million and Ps. 9,904 million, each for the years ended December 31, 2011, 2010 and 2009, respectively.

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of February 29, 2012:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA	Mexico	100.0%
Coca-Cola FEMSA(1)	Mexico	50.0%
Propimex, S. de R.L. de C.V. (a limited liability company; formerly Propimex, S.A. de C.V.)	Mexico	50.0%
Controladora Interamericana de Bebidas, S.A. de C.V.	Mexico	50.0%
Coca-Cola FEMSA de Venezuela, S.A. (formerly Panamco Venezuela, S.A. de C.V.)	Venezuela	50.0%
Spal Industria Brasileira de Bebidas, S.A.	Brazil	48.9%
FEMSA Comercio	Mexico	100.0%
CB Equity	United Kingdom	100.0%

(1)	Percentage of capital stock. FEMSA owns 63.0% of the capital stock with full voting rights.

Business Strategy

FEMSA is a leading company that participates in the non-alcoholic beverage industry through Coca-Cola FEMSA, the largest independent bottler of Coca-Cola products in the world in terms of sales volume; in the retail industry through FEMSA Comercio, operating the largest and fastest-growing chain of convenience stores in Latin America; and in the beer industry, through its ownership of the second-largest equity stake in Heineken, one of the world’s leading brewers, with operations in over 70 countries.

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

We believe that the competencies that our businesses have developed can be replicated in other geographic regions. This underlying principle guided our consolidation efforts, which culminated in Coca-Cola FEMSA’s acquisition of Panamco in May 2003. The continental platform that this combination produced—encompassing a significant territorial expanse in Mexico and Central America, including some of the most populous metropolitan areas in Latin America—has provided us with opportunities to create value through both an improved ability to execute our strategies and the use of superior marketing tools. We have also increased our capabilities to operate and succeed in other geographic regions, by developing significant management and marketing tools to gain an understanding of local consumer needs and trends, as is the case with OXXO’s new Colombian operations. Going forward, we intend to use those capabilities to continue our international expansion of both Coca-Cola FEMSA and OXXO.

Our ultimate objectives are achieving sustainable revenue growth, improving profitability and increasing the return on invested capital in each of our operations. We believe that by achieving these goals we will create sustainable value for our shareholders.

Coca-Cola FEMSA

Overview

Coca-Cola FEMSA is the largest franchise bottler of Coca-Cola trademark beverages in the world. Coca-Cola FEMSA operates in the following territories:

•	Mexico – a substantial portion of central Mexico (including Mexico City and the states of Michoacán and Guanajuato) and the southeast and northeast of Mexico (including the Gulf region).

•	Central America – Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

•	Colombia – most of the country.

•	Venezuela – nationwide.

•	Brazil – the area of greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul, part of the state of Minas Gerais and part of the state of Goiás.

•	Argentina – Buenos Aires and surrounding areas.

Coca-Cola FEMSA was organized on October 30, 1991 as a sociedad anónima de capital variable (a variable capital stock corporation) under the laws of Mexico with a duration of 99 years. On December 5, 2006, as required by amendments to the Mexican Securities Law, Coca-Cola FEMSA became a sociedad anónima bursátil de capital variable (a listed variable capital stock corporation). Coca-Cola FEMSA’s legal name is Coca-Cola FEMSA, S.A.B. de C.V. Coca-Cola FEMSA’s principal executive offices are located at Guillermo González Camarena No. 600, Col. Centro de Ciudad Santa Fe, Delegación Álvaro Obregón, México, D.F., 01210, México. Coca-Cola FEMSA’s telephone number at this location is (52-55) 5081-5100. Coca-Cola FEMSA’s website is www.coca-colafemsa.com.

The following is an overview of Coca-Cola FEMSA’s operations by reporting segment in 2011.

Operations by Reporting Segment—Overview

Year Ended December 31, 2011(1)

	Total Revenues	Percentage of Total Revenues	Income from Operations	Percentage of Income from Operations
Mexico and Central America(2)	52,196	41.9%	8,906	44.2%
South America (excluding Venezuela)(3)	52,408	42.0%	7,943	39.4%
Venezuela	20,111	16.1%	3,303	16.4%
Consolidated	124,715	100.0%	20,152	100.0%

(1)	Expressed in millions of Mexican pesos, except for percentages.

(2)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes results of the beverage division of Grupo Tampico from October 2011 and of the beverage division of Grupo CIMSA from December 2011.

(3)	Includes Colombia, Brazil and Argentina.

Corporate History

In 1979, one of our subsidiaries acquired certain sparkling beverage bottlers that are now a part of Coca-Cola FEMSA. At that time, the acquired bottlers had 13 Mexican distribution centers operating 701 distribution routes, and their production capacity was 83 million physical cases. In 1991, FEMSA transferred its ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., the corporate predecessor of Coca-Cola FEMSA, S.A.B. de C.V.

In June 1993, a subsidiary of The Coca-Cola Company subscribed for 30% of Coca-Cola FEMSA’s capital stock in the form of Series D Shares for US$ 195 million. In September 1993, FEMSA sold Series L Shares that represented 19% of Coca-Cola FEMSA’s capital stock to the public, and Coca-Cola FEMSA listed these shares on the Mexican Stock Exchange and, in the form of ADSs, on the NYSE. In a series of transactions between 1994 and 1997, Coca-Cola FEMSA acquired territories in Argentina and additional territories in southern Mexico.

In May 2003, Coca-Cola FEMSA acquired Panamco and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and the gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. As a result of the acquisition, the interest of The Coca-Cola Company in the capital stock of Coca-Cola FEMSA increased from 30.0% to 39.6%.

During August 2004, Coca-Cola FEMSA conducted a rights offering to allow existing holders of its Series L Shares and ADSs to acquire newly-issued Series L Shares in the form of Series L Shares and ADSs, respectively, at the same price per share at which we and The Coca-Cola Company subscribed in connection with the Panamco acquisition. In March 2006, its shareholders approved the non-cancellation of the 98,684,857 Series L Shares (equivalent to approximately 9.87 million ADSs, or over one-third of the issued Series L Shares at the time) that were not subscribed for in the rights offering which were available for subscription at a price of no less than US$ 2.216 per share or its equivalent in Mexican currency.

In November 2006, we acquired, through a subsidiary, 148,000,000 Coca-Cola FEMSA Series D Shares from certain subsidiaries of The Coca-Cola Company representing 9.4% of the total outstanding voting shares and 8.0% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. With this purchase, we increased our ownership to 53.7% of Coca-Cola FEMSA’s capital stock. Pursuant to Coca-Cola FEMSA’s bylaws, the acquired shares were converted from Series D Shares to Series A Shares.

In November 2007, Administración, S.A.P.I., a Mexican company owned directly or indirectly by Coca-Cola FEMSA and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle. See “—The Company—Background.” The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. Subsequently, Coca-Cola FEMSA and The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and the Brazilian operations, respectively, of Jugos del Valle, through transactions completed during 2008. Taking into account the participations held by the beverage divisions of Grupo Tampico and Grupo CIMSA, Coca-Cola FEMSA currently holds an interest of 24.0% in the Mexican joint business and approximately 19.7% in the Brazilian joint businesses of Jugos del Valle. Jugos del Valle sells fruit juice-based beverages and fruit derivatives.

In May 2008, Coca-Cola FEMSA entered into a transaction with The Coca-Cola Company to acquire its wholly-owned bottling franchise REMIL, located in the State of Minas Gerais in Brazil, and Coca-Cola FEMSA paid a purchase price of US$ 364.1 million in June 2008. Coca-Cola FEMSA began to consolidate REMIL in its financial statements as of June 1, 2008.

In December 2007 and May 2008, Coca-Cola FEMSA sold most of its proprietary brands to The Coca-Cola Company. The proprietary brands are now being licensed back to Coca-Cola FEMSA by The Coca-Cola Company pursuant to Coca-Cola FEMSA’s bottler agreements. The December 2007 transaction was valued at US$ 48 million and the May 2008 transaction was valued at US$ 16 million. Coca-Cola FEMSA believes that both of these transactions were conducted on an arm’s length basis. Revenues from the sale of proprietary brands in which Coca-Cola FEMSA has a significant continuing involvement are deferred and amortized against the related costs of future sales over the estimated sales period.

In July 2008, Coca-Cola FEMSA acquired the jug water business of Agua de los Ángeles, S.A. de C.V., or Agua de los Ángeles, in the Valley of Mexico (Mexico City and surrounding areas) from Grupo Embotellador CIMSA, S.A. de C.V., at the time one of the Coca-Cola bottling franchises in Mexico, for a purchase price of US$ 18.3 million. The trademarks remain with The Coca-Cola Company. Coca-Cola FEMSA subsequently merged Agua de los Ángeles into its jug water business under the Ciel brand.

In February 2009, Coca-Cola FEMSA, together with The Coca-Cola Company, acquired the Brisa bottled water business in Colombia from Bavaria, a subsidiary of SABMiller. Coca-Cola FEMSA acquired the production assets and the distribution territory, and The Coca-Cola Company acquired the Brisa brand. Coca-Cola FEMSA and The Coca-Cola Company equally shared in paying the purchase price of US$ 92 million. Following a transition period, in June 2009, Coca-Cola FEMSA started to sell and distribute the Brisa portfolio of products in Colombia.

In May 2009, Coca-Cola FEMSA entered into an agreement to develop the Crystal trademark water products in Brazil jointly with The Coca-Cola Company.

In August 2010, Coca-Cola FEMSA acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, the business operations of the Matte Leão tea brand. As of April 20, 2012, Coca-Cola FEMSA had a 19.4% indirect interest in the Matte Leão business in Brazil.

In March 2011, Coca-Cola FEMSA, with The Coca-Cola Company and through Compañía Panameña de Bebidas S.A.P.I. de C.V., acquired Estrella Azul, a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama. Coca-Cola FEMSA will continue to develop this business with The Coca-Cola Company.

In October 2011, Coca-Cola FEMSA merged with the beverage division of Administradora de Acciones del Noreste, S.A. de C.V., which constituted Grupo Tampico’s beverage division and was one of the largest family-owned bottlers of Coca-Cola trademark products in Mexico, as calculated by sales volume. This franchise territory operates in the states of Tamaulipas, San Luis Potosí and Veracruz, as well as in certain parts of the states of Hidalgo, Puebla and Querétaro, and sold 155.7 million unit cases of beverages in 2011. The aggregate enterprise value at the announcement date of this transaction was Ps. 9,300 million, and a total of 63.5 million new Coca-Cola FEMSA Series L Shares were issued in connection with the transaction. Coca-Cola FEMSA began to consolidate the beverage division of Grupo Tampico in its financial statements as of October 2011.

In December 2011, Coca-Cola FEMSA merged with the beverage division of Grupo CIMSA, a Mexican family-owned bottler of Coca-Cola trademark products with operations mainly in the states of Morelos and México, as well as in certain parts of the states of Guerrero and Michoacán. This franchise territory sold 154.8 million unit cases of beverages in 2011. The aggregate enterprise value of this transaction was Ps. 11,000 million, and a total of 75.4 million new Coca-Cola FEMSA Series L Shares were issued in connection with this transaction. Coca-Cola FEMSA began to consolidate the beverage division of Grupo CIMSA in its financial statements as of December 2011. As part of Coca-Cola FEMSA’s merger with the beverage division of Grupo CIMSA, it also acquired a 13.2% equity interest in Piasa.

Recent Mergers and Acquisitions

On December 15, 2011, Coca-Cola FEMSA entered into an agreement to merge the beverage division of Grupo Fomento Queretano into Coca-Cola FEMSA. Grupo Fomento Queretano’s beverage division operates mainly in the Mexican state of Querétaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. The merger agreement was approved by both Coca-Cola FEMSA’s and Grupo Fomento Queretano’s boards of directors, and is subject to the approval of the CFC and of the shareholders meetings of both companies. The transaction will involve the issuance of approximately 45.1 million new Coca-Cola FEMSA Series L Shares, and in addition Coca-Cola FEMSA will assume Ps. 1,221 million in net debt. This transaction is expected to be completed in the second quarter of 2012.

In February 2012, Coca-Cola FEMSA entered into a 12-month exclusivity agreement with The Coca-Cola Company to evaluate the potential acquisition by Coca-Cola FEMSA of a controlling ownership stake in the bottling operations owned by The Coca-Cola Company in the Philippines. Coca-Cola FEMSA remains in the process of evaluating this potential acquisition.

Capital Stock

As of April 20, 2012, we indirectly owned Series A Shares of Coca-Cola FEMSA equal to 50.0% of its capital stock (63.0% of its capital stock with full voting rights). As of April 20, 2012, The Coca-Cola Company indirectly owned Series D Shares of Coca-Cola FEMSA equal to 29.4% of its capital stock (37.0% of its capital stock with full voting rights). Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and/or in the form of ADSs on the NYSE, constituted the remaining 20.6% of Coca-Cola FEMSA’s capital stock.

Business Strategy

In August 2011, Coca-Cola FEMSA restructured its business under two new divisions: Mexico and Central America; and South America, creating a more flexible structure to execute its strategies and extend Coca-Cola FEMSA’s track record of growth. Previously, Coca-Cola FEMSA managed its business under three divisions: Mexico; Latincentro; and Mercosur. With this new business structure, Coca-Cola FEMSA aligned its business strategies more efficiently, ensuring a faster introduction of new products and categories, and a more rapid and effective design and deployment of commercial models.

Coca-Cola FEMSA operates with a large geographic footprint in Latin America in two divisions:

•	Mexico and Central America (covering certain territories in Mexico, Guatemala, Nicaragua, Costa Rica and Panama); and

•	South America (covering certain territories in Colombia, Brazil, Venezuela and Argentina).

One of Coca-Cola FEMSA’s goals is to maximize growth and profitability to create value for its shareholders. Its efforts to achieve this goal are based on: (1) transforming Coca-Cola FEMSA’s commercial models to focus on its customers’ value potential and using a value-based segmentation approach to capture the industry’s value potential; (2) implementing multi-segmentation strategies in its major markets to target distinct market clusters divided by consumption occasion, competitive intensity and socioeconomic levels; (3) implementing well-planned product, packaging and pricing strategies through different distribution channels; (4) driving product innovation along its different product categories; (5) developing new businesses and distribution channels; and (6) achieving the full operating potential of its commercial models and processes to drive operational efficiencies throughout its company. To achieve these goals, Coca-Cola FEMSA intends to continue to focus its efforts on, among other initiatives, the following:

•

working with The Coca-Cola Company to develop a business model to continue exploring and participating in new lines of beverages, extending existing product lines and effectively advertising and marketing its products;

•	developing and expanding its still beverage portfolio through innovation, strategic acquisitions and by entering into agreements to acquire companies with The Coca-Cola Company;

•	expanding its bottled water strategy, with The Coca-Cola Company, through innovation and selective acquisitions to maximize profitability across its market territories;

•

strengthening its selling capabilities and go-to-market strategies, including pre-sale, conventional selling and hybrid routes, in order to get closer to its clients and help them satisfy the beverage needs of consumers;

•	implementing selective packaging strategies designed to increase consumer demand for its products and to build a strong returnable base for the Coca-Cola brand;

•	replicating its best practices throughout the value chain;

•	rationalizing and adapting its organizational and asset structure in order to be in a better position to respond to a changing competitive environment;

•	committing to building a multi-cultural collaborative team, from top to bottom; and

•	broadening its geographic footprint through organic growth and strategic joint ventures, mergers and acquisitions.

Coca-Cola FEMSA seeks to increase per capita consumption of its products in the territories in which it operates. To that end, its marketing teams continuously develop sales strategies tailored to the different characteristics of its various territories and distribution channels. Coca-Cola FEMSA continues to develop its product portfolio to better meet market demand and maintain its overall profitability. To stimulate and respond to consumer demand, Coca-Cola FEMSA continues to introduce new categories, products and presentations. See “—Product and Packaging Mix.” In addition, because Coca-Cola FEMSA views its relationship with The Coca-Cola Company as integral to its business, Coca-Cola FEMSA uses market information systems and strategies developed with The Coca-Cola Company to improve its business and marketing strategies.

Coca-Cola FEMSA also continuously seeks to increase productivity in its facilities through infrastructure and process reengineering for improved asset utilization. Its capital expenditure program includes investments in production and distribution facilities, bottles, cases, coolers and information systems. Coca-Cola FEMSA believes that this program will allow it to maintain its capacity and flexibility to innovate and to respond to consumer demand for its products.

Coca-Cola FEMSA focuses on management quality as a key element of its growth strategy, and remains committed to fostering the development of quality management at all levels. Both we and The Coca-Cola Company provide Coca-Cola FEMSA with managerial experience. To build upon these skills, Coca-Cola FEMSA also offers management training programs designed to enhance its executives’ abilities and to provide a forum for exchanging experiences, know-how and talent among an increasing number of multinational executives from its new and existing territories.

Sustainable development is an integral part of Coca-Cola FEMSA’s strategic framework for business growth. Coca-Cola FEMSA bases its efforts on five core areas: (i) Ethics and Corporate Values, which defines its commitment to acting, defining and organizing itself based on its corporate values and culture; (ii) Quality of Life in the Company, which encourages the integral development of its employees and their families; (iii) Health and Wellness, to promote an attitude of health, self-care, nutrition and physical activity, both within and outside the company; (iv) Community Engagement, to develop education and learning projects that improve the quality of life in the communities where Coca-Cola FEMSA operates; and (v) Environmental Care, to establish guidelines that result in actions to minimize the impact that Coca-Cola FEMSA’s operations might have on the environment and create a broader awareness of caring for the environment.

Coca-Cola FEMSA’s Territories

The following map shows Coca-Cola FEMSA’s territories, giving estimates in each case of the population to which it offers products, the number of retailers of its beverages and the per capita consumption of its beverages as of December 31, 2011:

Per capita consumption data for a territory are determined by dividing total beverage sales volume within the territory (in bottles, cans and fountain containers) by the estimated population within such territory, and are expressed on the basis of the number of eight-ounce servings of Coca-Cola FEMSA products consumed annually per capita. In evaluating the development of local volume sales in its territories and to determine product potential, Coca-Cola FEMSA and The Coca-Cola Company measure, among other factors, the per capita consumption of all of Coca-Cola FEMSA’s beverages.

Coca-Cola FEMSA’s Products

Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages. These Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas and isotonics). The following table sets forth Coca-Cola FEMSA’s main brands as of December 31, 2011:

Colas:	Mexico and Central America(1)	South America(2)	Venezuela
Coca-Cola	✓	✓	✓
Coca-Cola Light	✓	✓	✓
Coca-Cola Zero	✓	✓

Flavored sparkling beverages:	Mexico and Central America(1)	South America(2)	Venezuela
Chinotto			✓
Crush		✓
Fanta	✓	✓
Fresca	✓
Frescolita	✓		✓
Hit			✓
Kist	✓
Kuat		✓
Lift	✓
Mundet	✓
Quatro		✓
Simba		✓
Sprite	✓	✓
Schweppes	✓	✓	✓

Water:	Mexico and Central America(1)	South America(2)	Venezuela
Alpina	✓
Aquarius(3)		✓
Brisa		✓
Ciel	✓
Crystal		✓
Manantial		✓
Nevada			✓

Other Categories:	Mexico and Central America(1)	South America(2)	Venezuela
Cepita		✓
Hi-C(4)	✓	✓
Jugos del Valle(5)	✓	✓	✓
Nestea(6)	✓		✓
Powerade(7)	✓	✓	✓
Matte Leao(8)		✓
Valle Frut(9)	✓	✓	✓
Estrella Azul(10)	✓
Hugo(11)		✓
Del Prado(12)	✓

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

(3)	Flavored water. In Brazil, also flavored sparkling beverage.

(4)	Juice-based beverage. Includes Hi-C Orangeade in Argentina.

(5)	Juice based beverage.

(6)	Nestea will no longer be a product licensed by The Coca-Cola Company in Coca-Cola FEMSA’s territories as of May 2012 and will be replaced with Fuze Tea.

(7)	Isotonic.

(8)	Ready to drink tea.

(9)	Orangeade. Includes Fresh in Costa Rica, Nicaragua, Panama, Colombia and Venezuela.

(10)	Milk and value-added dairy and juices.

(11)	Milk and juice blend.

(12)	Juice-based beverages.

Sales Overview

Coca-Cola FEMSA measures total sales volume in terms of unit cases. One unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. The following table illustrates Coca-Cola FEMSA’s historical sales volume for each of its territories.

	Sales Volume Year Ended December 31,
	2011	2010	2009
	(millions of unit cases)
Mexico and Central America
Mexico(1)	1,366.5	1,242.3	1,227.2
Central America(2)	144.3	137.0	135.8
South America (excluding Venezuela)
Colombia(3)	252.1	244.3	232.2
Brazil(4)	485.3	475.6	424.1
Argentina	210.7	189.3	184.1
Venezuela	189.8	211.0	225.2

Combined Volume	2,648.7	2,499.5	2,428.6

(1)	Includes results of the beverage division of Grupo Tampico from October 2011 and of the beverage division of Grupo CIMSA from December 2011.

(2)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

(3)	As of June 2009, includes sales from the Brisa bottled water business.

(4)	Excludes beer sales volume. As of the first quarter of 2010, Coca-Cola FEMSA began to distribute certain ready-to-drink products under the Matte Leão brand.

Product and Packaging Mix

Out of the more than 120 brands and line extensions of beverages that Coca-Cola FEMSA sells and distributes, its most important brand, Coca-Cola, together with the line extensions thereof, Coca-Cola Light and Coca-Cola Zero, accounted for 61.6% of total sales volume in 2011. Coca-Cola FEMSA’s next largest brands, Ciel (a water brand from Mexico), Fanta (and its line extensions), Sprite (and its line extensions) and ValleFrut (and its line extensions), accounted for 10.4%, 5.1%, 2.7% and 2.2%, respectively, of total sales volume in 2011. Coca-Cola FEMSA uses the term line extensions to refer to the different flavors in which Coca-Cola FEMSA offers its brands. Coca-Cola FEMSA produces, markets and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of polyethylene terephthalate, which we refer to as PET.

Coca-Cola FEMSA uses the term presentation to refer to the packaging unit in which it sells its products. Presentation sizes for Coca-Cola FEMSA’s Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 3-liter multiple serving size. For all of Coca-Cola FEMSA’s products excluding water, it considers a multiple serving size to be equal to, or larger than, 1.0 liters. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. Coca-Cola FEMSA offers both returnable and non-returnable presentations, which allow it to offer portfolio alternatives based on convenience and affordability to implement revenue management strategies and to target specific distribution channels and population segments in its territories. In addition, Coca-Cola FEMSA sells some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which it refers to as fountain. Coca-Cola FEMSA also sells bottled water products in bulk sizes, which term refers to presentations equal to or larger than 5 liters, which have a much lower average price per unit case than Coca-Cola FEMSA’s other beverage products.

The characteristics of Coca-Cola FEMSA’s territories are very diverse. Central Mexico and Coca-Cola FEMSA’s territories in Argentina are densely populated and have a large number of competing beverage brands as compared to the rest of its territories. Coca-Cola FEMSA’s territories in Brazil are densely populated but have lower per capita consumption of beverage products as compared to Mexico. Portions of southern Mexico, Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of beverages. In Venezuela, Coca-Cola FEMSA faces operational disruptions from time to time, which may have an effect on its volumes sold, and consequently, may result in lower per capita consumption.

The following discussion analyzes Coca-Cola FEMSA’s product and packaging mix by reporting segment. The volume data presented are for the years 2011, 2010, and 2009.

Mexico and Central America. Coca-Cola FEMSA’s product portfolio consists of Coca-Cola trademark beverages. In 2008, as part of its efforts to strengthen its multi-category beverage portfolio, Coca-Cola FEMSA incorporated the Jugos del Valle line of juice-based beverages in Mexico, and subsequently in Central America. Per capita consumption of Coca-Cola FEMSA’s beverage products in Mexico and Central America was 632 and 179 eight-ounce servings, respectively, in 2011.

The following table highlights historical sales volume and mix in Mexico and Central America for Coca-Cola FEMSA’s products:

	Year Ended December 31,
	2011	2010	2009
	(millions of unit cases)
Total Sales Volume(1)
Total	1,510.8	1,379.3	1,363.0
% Growth	9.5%	1.2%	6.3%

	(in percentages)
Unit Case Volume Mix by Category(1)
Sparkling beverages	74.9%	75.2%	74.7%
Water(2)	19.7	19.4	20.2
Still beverages	5.4	5.4	5.1

Total	100.0%	100.0%	100.0%

(1)	Includes results from the operations of the beverage division of Grupo Tampico from October 2011 and from the beverage division of Grupo CIMSA from December 2011.

(2)	Includes bulk water volumes.

In 2011, multiple serving presentations represented 67.6% of total sparkling beverages sales volume in Mexico, remaining flat as compared to 2010, and 55.7% of total sparkling beverages sales volume in Central America, a 60 basis points decrease as compared to 2010. Coca-Cola FEMSA’s strategy is to foster consumption in single serving presentations while maintaining multiple serving volumes. In 2011, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 31.7% in Mexico, a 130 basis points increase as compared to 2010, and 31.7% in Central America, a 150 basis points decrease as compared to 2010.

In 2011, Coca-Cola FEMSA’s sparkling beverages decreased as a percentage of its total sales volume, from 75.2% in 2010 to 74.9% in 2011, mainly due to the integration of the beverage divisions of Grupo Tampico and Grupo CIMSA in Mexico, which have a higher mix of water in their portfolios.

In 2011, Coca-Cola FEMSA’s most popular sparkling beverage presentations in Mexico were the 2.5-liter returnable plastic bottle, the 3.0-liter non-returnable plastic bottle and the 0.6-liter non-returnable plastic bottle (the 20-ounce bottle that is also popular in the United States), which together accounted for 56.8% of total sparkling beverage sales volume in Mexico.

Total sales volume reached 1,510.8 million unit cases in 2011, an increase of 9.5% as compared to 1,379.3 million unit cases in 2010. The integration of the beverage divisions of Grupo Tampico and Grupo CIMSA in Mexico contributed 48.9 million unit cases in 2011, of which 63.0% were sparkling beverages, 5.2% bottled water, 27.4% bulk water and 4.4% still beverages. Excluding the integration of these territories, volume grew 6.0% in 2011, to 1,461.8 million unit cases. Organically sparkling beverages sales volume increased 6.0% as compared to 2010, contributing more than 70% of incremental volumes. The bottled water category, including bulk water, grew 5.6%, accounting for more than 15% of incremental volumes. The still beverage category increased 7.5%, representing the remainder of incremental volumes.

South America (Excluding Venezuela). Coca-Cola FEMSA’s product portfolio in South America consists mainly of Coca-Cola trademark beverages and the Kaiser beer brands in Brazil, which Coca-Cola FEMSA sells and distributes. In 2008, as part of its efforts to strengthen its multi-category beverage portfolio, Coca-Cola FEMSA incorporated the Jugos del Valle line of juice-based beverages in Colombia. In 2009, this line of beverages was re-launched in Brazil as well. The acquisition of Brisa in 2009 helped Coca-Cola FEMSA to become the leader, as calculated by sales volume, in the water market in Colombia. In 2010, Coca-Cola FEMSA incorporated ready-to-drink beverages under the Matte Leão brand in Brazil. During 2011, as part of its continuous effort to develop non-carbonated beverages, Coca-Cola FEMSA launched Cepita in non-returnable PET bottles and Hi-C, an orangeade, both in Argentina. Beginning in 2009, as part of its efforts to foster sparkling beverage per capita consumption in Brazil, Coca-Cola FEMSA re-launched a 2.0-liter returnable plastic bottle for the Coca-Cola brand and introduced two single-serving 0.25-liter presentations. During 2011, these presentations contributed significantly to incremental volumes in Brazil. Per capita consumption of Coca-Cola FEMSA’s beverages in Colombia, Brazil and Argentina was 129, 261 and 395 eight-ounce servings, respectively, in 2011. The following table highlights historical total sales volume and sales volume mix in South America (excluding Venezuela), not including beer:

	Year Ended December 31,
	2011	2010	2009
	(millions of unit cases)
Total Sales Volume
Total	948.1	909.2	840.4
% Growth	4.3%	11.2%	8.4%

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	85.9%	85.5%	87.2%
Water(1)	9.2	10.1	8.8
Still beverages	4.9	4.4	4.0

Total	100.0%	100.0%	100.0%

(1)	Includes bulk water volume.

Total sales volume was 948.1 million unit cases in 2011, an increase of 4.3% as compared to 909.2 million unit cases in 2010. Growth in sparkling beverages, mainly driven by sales of the Coca-Cola brand in both Argentina and Colombia, and the Fanta and Schweppes brands in Brazil, accounted for the majority of the growth during the year. Growth in still beverages, mainly driven by the Jugos del Valle line of products in Brazil and the Cepita juice brand and Hi-C orangeade in Argentina, represented the balance of incremental volumes. These increases compensated for a decrease in volume in Coca-Cola FEMSA’s water portfolio, including bulk water, mainly driven by the reduction in volume of the Brisa brand in Colombia.

In 2011, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for: 39.6% in Colombia, a 240 basis points decrease as compared to 2010; 27.8% in Argentina, a decrease of 70 basis points as compared to 2010; and 15.8% in Brazil, a 100 basis points increase as compared to 2010. In 2011, multiple serving presentations represented 62.1%, 71.3% and 85.0% of total sparkling beverages sales volume in Colombia, Brazil and Argentina, respectively.

Coca-Cola FEMSA continues to distribute and sell the Kaiser beer portfolio in its Brazilian territories through the 20-year term, consistent with arrangements in place with Cervejarias Kaiser since 2006, prior to the acquisition of Cervejarias Kaiser by FEMSA Cerveza. Beginning in the second quarter of 2005, Coca-Cola FEMSA ceased including beer that it distributes in Brazil in its reported sales volumes. On April 30, 2010, the transaction pursuant to which we exchanged 100% of our beer operations for a 20% economic interest in the Heineken Group closed.

Venezuela. Coca-Cola FEMSA’s product portfolio in Venezuela consists of Coca-Cola trademark beverages. Per capita consumption of Coca-Cola FEMSA’s beverages in Venezuela during 2011 was 150 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,
	2011	2010	2009
	(millions of unit cases)
Total Sales Volume
Total	189.8	211.0	225.2
% Growth	(10.0%)	(6.3%)	9.0%

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	91.7%	91.3%	91.7%
Water(1)	5.4	6.5	5.7
Still beverages	2.9	2.2	2.6

Total	100.0%	100.0%	100.0%

(1)	Includes bulk water volume.

Coca-Cola FEMSA has implemented a product portfolio rationalization strategy that allows it to minimize the impact of certain operating disruptions that have been recurrent in Venezuela over the last several years. During 2011, Coca-Cola FEMSA faced a 26-day strike at one of its Venezuelan production and distribution facilities and a difficult economic environment that prevented it from growing sales volume of its products. As a result, Coca-Cola FEMSA’s sparkling beverage volume decreased by 9.6%.

In 2011, multiple serving presentations represented 78.4% of total sparkling beverages sales volume in Venezuela, an 80 basis points increase as compared to 2010. In 2011, returnable presentations represented 8.0% of total sparkling beverages sales volume in Venezuela, a 40 basis points increase as compared to 2010. Total sales volume was 189.8 million unit cases in 2011, a decrease of 10.0% as compared to 211.0 million unit cases in 2010.

Seasonality

Sales of Coca-Cola FEMSA’s products are seasonal, as its sales levels generally increase during the summer months of each country and during the Christmas holiday season. In Mexico, Central America, Colombia and Venezuela, Coca-Cola FEMSA typically achieves its highest sales during the summer months of April through September, as well as during the Christmas holidays in December. In Brazil and Argentina, Coca-Cola FEMSA’s highest sales levels occur during the summer months of October through March and the Christmas holidays in December.

Marketing

Coca-Cola FEMSA, in conjunction with The Coca-Cola Company, has developed a marketing strategy to promote the sale and consumption of Coca-Cola FEMSA’s products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and retailer support programs to target the particular preferences of its consumers. Coca-Cola FEMSA’s consolidated marketing expenses in 2011, net of contributions by The Coca-Cola Company, were Ps. 4,508 million. The Coca-Cola Company contributed an additional Ps. 2,561 million in 2011, which mainly includes contributions for coolers, bottles and cases. Through the use of advanced IT, Coca-Cola FEMSA has collected customer and consumer information that allows it to tailor its marketing strategies to target different types of customers located in each of its territories, and to meet the specific needs of the various markets it serves.

Retailer Support Programs. Support programs include providing retailers with point-of-sale display materials and consumer sales promotions, such as contests, sweepstakes and the giveaway of product samples.

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

Channel Marketing. In order to provide more dynamic and specialized marketing of its products, Coca-Cola FEMSA’s strategy is to classify its markets and develop targeted efforts for each consumer segment or distribution channel. Coca-Cola FEMSA’s principal channels are small retailers, “on-premise” consumption such as restaurants and bars, supermarkets and third-party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of beverage consumers in each of the different types of locations or distribution channels. In response to this analysis, Coca-Cola FEMSA tailors its product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

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

Client Value Management. Coca-Cola FEMSA has been transforming its commercial models to focus on its customers’ value potential using a value-based segmentation approach to capture the industry’s potential. Coca-Cola FEMSA started the rollout of this new model in its Mexico, Central America, Colombia and Brazil operations in 2009 and had covered close to 90% of its total volumes as of the end of 2011.

Coca-Cola FEMSA believes that the implementation of these strategies described above also enables it to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. In addition, it allows Coca-Cola FEMSA to be more efficient in the way it goes to market and invests its marketing resources in those segments that could provide a higher return. Coca-Cola FEMSA’s marketing, segmentation and distribution activities are facilitated by its management information systems. Coca-Cola FEMSA has invested significantly in creating these systems, including in hand-held computers to support the gathering of product, consumer and delivery information for most of its sales routes throughout its territories.

Product Sales and Distribution

The following table provides an overview of Coca-Cola FEMSA’s distribution centers and the retailers to which it sell its products:

Product Distribution Summary

as of December 31, 2011

	Mexico and Central America(1)	South America(2)	Venezuela
Distribution centers	152	65	32
Retailers (3)	863,409	663,678	209,597

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

(3)	Estimated.

Coca-Cola FEMSA continuously evaluates its distribution model in order to fit with the local dynamics of the marketplace and analyze the way it goes to market, recognizing different service needs from its customers, while looking for a more efficient distribution model. As part of this strategy, Coca-Cola FEMSA is rolling out a variety of new distribution models throughout its territories, seeking improvements in its distribution network.

Coca-Cola FEMSA uses several sales and distribution models depending on market, geographic conditions and the customer’s profile: (1) the pre-sale system, which separates the sales and delivery functions, permitting trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing both sales and distribution efficiency; (2) the conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck; (3) a hybrid distribution system, where the same truck carries product available for immediate sale and product previously ordered through the pre-sale system; (4) the telemarketing system, which could be combined with pre-sales visits; and (5) sales through third-party wholesalers of Coca-Cola FEMSA’s products.

As part of the pre-sale system, sales personnel also provide merchandising services during retailer visits, which Coca-Cola FEMSA believes enhance the shopper experience at the point of sale. Coca-Cola FEMSA believes that an adequate number of service visits to retailers and frequency of deliveries are essential elements in an effective selling and distribution system for its products.

Coca-Cola FEMSA’s distribution centers range from large warehousing facilities and re-loading centers to small deposit centers. In addition to its fleet of trucks, Coca-Cola FEMSA distributes its products in certain locations through electric carts and hand-trucks in order to comply with local environmental and traffic regulations. In some of its territories, Coca-Cola FEMSA retains third parties to transport its finished products from the bottling plants to the distribution centers.

Mexico. Coca-Cola FEMSA contracts with one of our subsidiaries for the transportation of finished products to its distribution centers from its Mexican production facilities. From the distribution centers, Coca-Cola FEMSA then distributes its finished products to retailers through its own fleet of trucks.

In Mexico, Coca-Cola FEMSA sells a majority of its beverages at small retail stores to consumers who may take the beverages for consumption at home or elsewhere. It also sells products through the “on-premise” consumption segment, supermarkets and other locations. The “on-premise” consumption segment consists of sales through sidewalk stands, restaurants, bars and various types of dispensing machines, as well as sales through point-of-sale programs in concert halls, auditoriums and theaters.

Brazil. In Brazil, Coca-Cola FEMSA sold 21.1% of its total sales volume through supermarkets in 2011. Also in Brazil, the delivery of its finished products to customers is completed by a third party, while it maintains control over the selling function. In designated zones in Brazil, third-party distributors purchase Coca-Cola FEMSA products at a discount from the wholesale price and resell the products to retailers.

Territories other than Mexico and Brazil. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third-party distributors. In most of its territories, an important part of Coca-Cola FEMSA’s total sales volume is sold through small retailers, with low supermarket penetration.

Competition

Although Coca-Cola FEMSA believes that its products enjoy wider recognition and greater consumer loyalty than those of its principal competitors, the markets in the territories in which it operates are highly competitive. Coca-Cola FEMSA’s principal competitors are local Pepsi bottlers and other bottlers and distributors of national and regional beverage brands. Coca-Cola FEMSA faces increased competition in many of its territories from producers of low-price beverages, commonly referred to as “B brands.” A number of Coca-Cola FEMSA’s competitors in Central America, Venezuela, Brazil and Argentina offer beer in addition to sparkling beverages, still beverages, and water, which may enable them to achieve distribution efficiencies.

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

Mexico and Central America. Coca-Cola FEMSA’s principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with Coca-Cola FEMSA’s. Coca-Cola FEMSA competes with a joint venture recently formed by Grupo Embotelladores Unidos, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo, and Empresas Polar, S.A., the leading beer distributor and Pepsi bottler in Venezuela. Coca-Cola FEMSA’s main competition in the juice category in Mexico is Grupo Jumex. In the water category, Bonafont, a water brand owned by Group Danone, is its main competition. In addition, Coca-Cola FEMSA competes with Cadbury Schweppes in sparkling beverages and with other national and regional brands in its Mexican territories, as well as low-price producers, such as Big Cola and Consorcio AGA, S.A. de C.V., which offer various presentations of sparkling and still beverages.

In the countries that comprise Coca-Cola FEMSA’s Central America region, its main competitors are Pepsi and Big Cola bottlers. In Guatemala and Nicaragua, it competes with a joint venture between AmBev and The Central American Bottler Corporation. In Costa Rica, Coca-Cola FEMSA’s principal competitor is Florida Bebidas S.A., a subsidiary of Florida Ice and Farm Co. In Panama, its main competitor is Cervecería Nacional, S.A. Coca-Cola FEMSA also faces competition from “B brands” offering multiple-serving size presentations in some Central American countries.

South America (excluding Venezuela). Coca-Cola FEMSA’s principal competitor in Colombia is Postobón, a well-established local bottler that sells flavored sparkling beverages, some of which have a wide consumption preference, such as manzana Postobón (apple Postobón), which is the second most popular flavor in the Colombian sparkling beverage industry in terms of total sales volume. Postobón also sells Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia. Coca-Cola FEMSA also competes with low-price producers, such as the producers of Big Cola, which principally offer multiple-serving size presentations in the sparkling and still beverage industry.

In Brazil, Coca-Cola FEMSA competes against AmBev, a Brazilian company with a portfolio of brands that includes Pepsi, local brands with flavors such as guaraná, and proprietary beer brands. Coca-Cola FEMSA also competes against “B brands” or “Tubainas,” which are small, local producers of low-cost flavored sparkling beverages in multiple-serving presentations that represent a significant portion of the sparkling beverage market.

In Argentina, Coca-Cola FEMSA’s main competitor is Buenos Aires Embotellador S.A. (BAESA), a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and is indirectly controlled by AmBev. In addition, Coca-Cola FEMSA competes with a number of competitors offering generic, low-priced sparkling beverages as well as many other generic products and private label proprietary supermarket brands.

Venezuela. In Venezuela, Coca-Cola FEMSA’s main competitor is Pepsi-Cola Venezuela, C.A., a joint venture formed between PepsiCo and Empresas Polar, S.A., the leading beer distributor in the country. Coca-Cola FEMSA also competes with the producers of Big Cola in part of the country.

Raw Materials

Pursuant to Coca-Cola FEMSA’s bottler agreements, it is authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and is required to purchase in some of its territories, for all Coca-Cola trademark beverages, concentrate from companies designated by The Coca-Cola Company and artificial sweeteners from companies authorized by The Coca-Cola Company. Concentrate prices for sparkling beverages are determined as a percentage of the weighted average retail price in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company.

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

In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide (CO2), resin and ingots to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for most of Coca-Cola FEMSA’s beverages. Coca-Cola FEMSA’s bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company, including affiliates of ours. Prices for packaging materials and HFCS historically have been determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin, plastic ingots to make plastic bottles and finished plastic bottles, which Coca-Cola FEMSA obtains from international and local producers. The prices of these materials are tied to crude oil prices and global resin supply. In recent years, Coca-Cola FEMSA has experienced volatility in the prices it pays for these materials. Across its territories, Coca-Cola FEMSA’s average price for resin in U.S. dollars increased approximately 30% in 2011 as compared to 2010.

Under Coca-Cola FEMSA’s agreements with The Coca-Cola Company, it may use raw or refined sugar or HFCS as sweeteners in its products. Sugar prices in all of the countries in which Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay in excess of international market prices for sugar in certain countries. In recent years, international sugar prices have experienced significant volatility.

None of the materials or supplies that Coca-Cola FEMSA uses are presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls or national emergency situations.

Mexico and Central America. In Mexico, Coca-Cola FEMSA purchases its returnable plastic bottles from Graham Packaging México, S.A. de C.V., known as Graham, which is the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico. Coca-Cola FEMSA mainly purchases resin from Indorama Ventures Polymers México, S. de R.L. de C.V. (formerly Arteva Specialties, S. de R.L. de C.V.), M. & G. Polímeros México S.A. de C.V. and DAK Resinas Americas Mexico S.A. de C.V., which ALPLA México S.A. de C.V., known as ALPLA, and Envases Innovativos de México S.A. de C.V. manufacture into non-returnable plastic bottles for Coca-Cola FEMSA.

Coca-Cola FEMSA purchases all of its cans from Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers in which, as of April 20, 2012, Coca-Cola FEMSA held a 25.0% equity interest. Coca-Cola FEMSA mainly purchases its glass bottles from Compañía Vidriera, S.A. de C.V., known as VITRO, and Glass & Silice, S.A. de C.V. (formerly Vidriera de Chihuahua, S.A. de C.V., or VICHISA), a wholly-owned subsidiary of Cuauhtémoc Moctezuma (formerly FEMSA Cerveza), which currently is a wholly-owned subsidiary of the Heineken Group.

Coca-Cola FEMSA purchases sugar from, among other suppliers, Piasa and Beta San Miguel, S.A. de C.V., sugar cane producers in which, as of April 20, 2012, Coca-Cola FEMSA held approximately 13.2% and 2.5% equity interests, respectively. Coca-Cola FEMSA purchases HFCS from CP Ingredientes, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.

Imported sugar is subject to import duties, the amount of which is set by the Mexican government. As a result, sugar prices in Mexico are in excess of international market prices for sugar, and in 2011, were 47% higher on average in Mexico. In 2011, sugar prices increased approximately 29% as compared to 2010.

In Central America, the majority of Coca-Cola FEMSA’s raw materials such as glass and plastic bottles are purchased from several local suppliers. Coca-Cola FEMSA purchases all of its cans from PROMESA. Sugar is available from suppliers that represent several local producers. Local sugar prices in the countries that comprise the region have increased, mainly due to volatility in international prices. In Costa Rica, Coca-Cola FEMSA acquires plastic non-returnable bottles from ALPLA C.R. S.A., and in Nicaragua it acquires such plastic bottles from ALPLA Nicaragua, S.A.

South America (excluding Venezuela). In Colombia, Coca-Cola FEMSA uses sugar as a sweetener in most of its products, and buys such sugar from several domestic sources. During 2011, Coca-Cola FEMSA started to use HFCS as an alternative sweetener for its products. Coca-Cola FEMSA purchases HFCS from Archer Daniels Midland Company. It purchases plastic bottles from Amcor and Tapón Corona de Colombia S.A. It purchases all of its glass bottles from Peldar O-I and cans from Crown, both suppliers in which Grupo Ardila Lulle, owners of Coca-Cola FEMSA’s competitor Postobón, owns a minority equity interest. Glass bottles and cans are available only from these local sources.

Sugar is available in Brazil at local market prices, which historically have been similar to international prices. Sugar prices in Brazil in recent periods have been volatile, mainly due to the increased demand for sugar cane for production of alternative fuels, and Coca-Cola FEMSA’s average acquisition cost for sugar in 2011 increased approximately 30% as compared to 2010. Coca-Cola FEMSA purchases glass bottles, plastic bottles and cans from several domestic and international suppliers.

In Argentina, Coca-Cola FEMSA mainly uses HFCS that it purchases from several different local suppliers as a sweetener in its products, instead of sugar. Coca-Cola FEMSA purchases glass bottles, plastic cases and other raw materials from several domestic sources. It purchases pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other local suppliers. Coca-Cola FEMSA also acquires pre-formed plastic ingots from ALPLA Avellaneda S.A. and other suppliers. Coca-Cola FEMSA produces its own can presentations, aseptic packaging and hot filled products for distribution of its products to its customers in Buenos Aires.

Venezuela. Coca-Cola FEMSA uses sugar as a sweetener in all of its products, and purchases such sugar mainly from the local market. Since 2003, from time to time, Coca-Cola FEMSA has experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permission to import in a timely manner. While sugar distribution to the food and beverages industry and to retailers is controlled by the government, Coca-Cola FEMSA did not experience any disruptions during 2011 with respect to access to sufficient sugar supply. However, we cannot assure you that Coca-Cola FEMSA will not experience disruptions in its ability to meet its sugar requirements in the future, should the Venezuelan government impose restrictive measures in the future. Coca-Cola FEMSA buys glass bottles from one local supplier, Productos de Vidrio, S.A., but there are alternative suppliers authorized by The Coca-Cola Company. Coca-Cola FEMSA acquires most of its plastic non-returnable bottles from ALPLA de Venezuela, S.A. and all of its aluminum cans from a local producer, Dominguez Continental, C.A.

Under current regulations promulgated by the Venezuelan authorities, Coca-Cola FEMSA’s ability to import some of its raw materials and other supplies used in its production could be limited, and access to the official exchange rate for these items for Coca-Cola FEMSA and its suppliers, including, among other items, resin, aluminum, plastic caps, distribution trucks and vehicles, is only achieved by obtaining proper approvals from the relevant authorities.

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

As of December 31, 2011, Coca-Cola FEMSA owned 35 bottling plants company-wide. By country, it has fourteen bottling facilities in Mexico, five in Central America, six in Colombia, four in Venezuela, four in Brazil and two in Argentina.

As of December 31, 2011, Coca-Cola FEMSA operated 249 distribution centers, approximately 51% of which were in its Mexican territories. Coca-Cola FEMSA owns more than 86% of these distribution centers and leases the remainder. See “Item 4. Information on the Company—Coca-Cola FEMSA—Product Sales and Distribution.”

The table below summarizes by country, installed capacity and percentage utilization of Coca-Cola FEMSA’s production facilities:

Bottling Facility Summary

As of December 31, 2011

Country	Installed Capacity (thousands of unit cases)	% Utilization(1)
Mexico	1,897,760	70%
Guatemala	34,544	80%
Nicaragua	65,475	58%
Costa Rica	84,238	54%
Panama	40,754	64%
Colombia	531,046	47%
Venezuela	296,052	63%
Brazil	650,356	68%
Argentina	316,040	66%

(1)	Annualized rate.

FEMSA Comercio

Overview and Background

FEMSA Comercio operates the largest chain of convenience stores in Mexico, measured in terms of number of stores as of December 31, 2011, under the trade name OXXO. As of December 31, 2011, FEMSA Comercio operated 9,561 OXXO stores, of which 9,538 are located throughout the country, with a particularly strong presence in the northern part of Mexico, and the remaining 23 stores are located in Bogotá, Colombia.

FEMSA Comercio, the largest single customer of Cuauhtémoc Moctezuma and of the Coca-Cola system in Mexico, was established by FEMSA in 1978 when two OXXO stores were opened in Monterrey, one store in Mexico City and another store in Guadalajara. The motivating factor behind FEMSA’s entrance into the retail industry was to enhance beer sales through company-owned retail outlets as well as to gather information on customer preferences. In 2011, a typical OXXO store carried 2,324 different store keeping units (SKUs) in 31 main product categories.

In recent years, FEMSA Comercio has represented an effective distribution channel for our beverage products, as well as a rapidly growing point of contact with our consumers. Based on the belief that location plays a major role in the long-term success of a retail operation such as a convenience store, as well as a role in our continually improving ability to accelerate and streamline the new-store development process, FEMSA Comercio has focused on a strategy of rapid, profitable growth. FEMSA Comercio opened 960, 1,092 and 1,135 net new OXXO stores in 2009, 2010 and 2011, respectively. The accelerated expansion in the number of stores yielded total revenue growth of 19.0% to reach Ps. 74,112 million in 2011. Same store sales increased an average of 9.2%, driven by increases in store traffic and average customer ticket. Starting in 2008, FEMSA Comercio revenues reflect an accounting effect of the mix shift from physical prepaid wireless air-time cards to the sale of electronic air-time for which only the margin is recorded, not the full revenue amount of the electronic recharge. FEMSA Comercio performed approximately 2.7 billion transactions in 2011 compared to 2.3 billion transactions in 2010.

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

FEMSA Comercio has made and will continue to make significant investments in IT to improve its ability to capture customer information from its existing stores and to improve its overall operating performance. The majority of products carried through OXXO stores are bar-coded, and all OXXO stores are equipped with point-of-sale systems that are integrated into a company-wide computer network. To implement revenue management strategies, FEMSA Comercio created a division in charge of product category management for products, such as beverages, fast food and perishables, to enhance and better utilize its consumer information base and market intelligence capabilities. FEMSA Comercio utilizes a technology platform supported by an enterprise resource planning (ERP) system, as well as other technological solutions such as merchandising and point-of-sale systems, which will allow FEMSA Comercio to continue redesigning its key operating processes and enhance the usefulness of its market information going forward. In addition, FEMSA Comercio has expanded its operations by opening six new stores in Bogotá, Colombia in 2011.

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

Store Locations

With 9,538 OXXO stores in Mexico and 23 stores in Colombia as of December 31, 2011, FEMSA Comercio operates the largest convenience store chain in Latin America measured by number of stores. OXXO stores are concentrated in the northern part of Mexico, but also have a growing presence in the rest of the country.

FEMSA Comercio

Regional Allocation of OXXO Stores in Mexico and Latin America(*)

as of December 31, 2011

FEMSA Comercio has aggressively expanded its number of stores over the past several years. The average investment required to open a new store varies, depending on location and format and whether the store is opened in an existing retail location or requires construction of a new store. FEMSA Comercio is generally able to use supplier credit to fund the initial inventory of new stores.

Growth in Total OXXO Stores

	Year Ended December 31,
	2011	2010	2009	2008	2007
Total OXXO stores	9,561	8,426	7,334	6,374	5,563
Store growth (% change over previous year)	13.5%	14.9%	15.1%	14.6%	14.8%

FEMSA Comercio currently expects to continue the growth trend established over the past several years by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets. Management believes that the southeast part of Mexico is particularly underserved by the convenience store industry.

The identification of locations and pre-opening planning in order to optimize the results of new stores are important elements in FEMSA Comercio’s growth plan. FEMSA Comercio continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores unable to maintain benchmark standards are generally closed. Between December 31, 2007 and 2011, the total number of OXXO stores increased by 3,998, which resulted from the opening of 4,091 new stores and the closing of 93 existing stores.

Competition

OXXO competes in the overall retail market, which we believe is highly competitive. OXXO convenience stores face direct competition from 7-Eleven, Super Extra, Super City and Círculo K, and other local convenience stores as well as from a number of other modern and traditional retail formats. OXXO competes both for consumers and for new locations for stores and the managers to operate those stores. Based on an internal market survey conducted by FEMSA Comercio, management believes that FEMSA Comercio operates approximately 66% of the stores in Mexico that could be considered part of the convenience store segment of the retail market as of the end of December 31, 2011. OXXO convenience stores also face competition from numerous small chains of retailers across Mexico and from retailers that participate with store formats other than convenience stores. Furthermore, FEMSA Comercio operates in the 32 Mexican states and has much broader geographical coverage than any of its competitors in Mexico.

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

Approximately 62% of OXXO’s customers are between the ages of 15 and 35. FEMSA Comercio also segments the market according to demographic criteria, including income level.

Store Characteristics

The average size of an OXXO store is approximately 106 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 186 square meters and, when parking areas are included, the average store size is approximately 432 square meters.

FEMSA Comercio—Operating Indicators

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(percentage increase compared to previous year)
Total FEMSA Comercio revenues	19.0%	16.3%	13.6%	12.0%	14.3%
OXXO same-store sales(1)	9.2%	5.2%	1.3%	0.4%	3.3%

(1)	Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for more than 12 months with the sales of those same stores during the previous year.

Beer, cigarettes, soft drinks, snacks and cellular telephone air-time represent the main product categories for OXXO stores. FEMSA Comercio has a distribution agreement with Cuauhtémoc Moctezuma (which is now part of the Heineken Group). As a result of this agreement, OXXO stores only carry beer brands produced and distributed by Cuauhtémoc Moctezuma. OXXO stores will continue to benefit from the existing relationship under which Cuauhtémoc Moctezuma will continue to be the exclusive supplier of beer to OXXO until June 2020. Prior to 2001, OXXO stores had informal agreements with Coca-Cola bottlers, including Coca-Cola FEMSA’s territories in central Mexico, to sell only their products. Beginning in 2001, certain OXXO stores began selling other brands of sparkling beverages in some cities in Mexico.

Approximately 67% of OXXO stores are operated by independent managers responsible for all aspects of store operations. The managers are commission agents and are not employees of FEMSA Comercio. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store. FEMSA Comercio continually invests in on-site operating personnel, with the objective of promoting loyalty, customer service and low personnel turnover in the stores.

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

Management believes that the OXXO chain’s scale of operations provides FEMSA Comercio with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. Given the fragmented nature of the retail industry in Mexico in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks, cigarettes and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 52% of the OXXO chain’s total sales consist of products that are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by FEMSA Comercio’s distribution system, which includes 13 regional warehouses located in Monterrey, Guadalajara, Mexicali, Mérida, León, Obregón, Puebla, Chihuahua, Reynosa, Tijuana, Villahermosa and two in Mexico City. The distribution centers operate a fleet of approximately 627 trucks that make deliveries to each store approximately twice per week.

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

Other Stores

FEMSA Comercio also operates other small format stores, which include soft discount stores with a focus on perishables, liquor stores and smaller convenience stores.

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

As of December 31, 2009, FEMSA Cerveza represented 23.5% of our total revenues and 34.1% of our total assets. For the period from January 1, 2010 to April 30, 2010, FEMSA Cerveza contributed net income of Ps. 706 million to our net income. On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group. The principal terms of the Heineken transaction documents are summarized below in “Item 10. Additional Information—Material Contracts.”

As of April 30, 2010, FEMSA owns a non-controlling interest in the Heineken Group, one of the world’s leading brewers. Our 20% economic interest in the Heineken Group was initially comprised of 43,018,320 shares of Heineken Holding N.V. and 43,009,699 shares of Heineken N.V., with an additional 29,172,504 Allotted Shares to be delivered pursuant to the ASDI. As of December 31, 2011, the delivery of the Allotted Shares had been completed. See Note 9 to our audited consolidated financial statements. For 2011, FEMSA recognized equity income of Ps. 5,080 million regarding its 20% economic interest in the Heineken Group.

As described above, FEMSA Comercio has a distribution agreement with Cuauhtémoc Moctezuma (which is now a part of the Heineken Group) pursuant to which OXXO stores only carry beer brands produced and distributed by Cuauhtémoc Moctezuma. OXXO stores will continue to benefit from the existing relationship under which Cuauhtémoc Moctezuma will continue to be the exclusive supplier of beer to OXXO until June 2020. As of April 30, 2010, Coca-Cola FEMSA has agreed with Cervejarias Kaiser (also now part of the Heineken Group) to continue to distribute and sell the Kaiser beer portfolio in Coca-Cola FEMSA’s Brazilian territories for a 20-year term beginning in 2003, consistent with the arrangement already in place. In addition, our corporate and shared services subsidiary will continue to provide certain services to Cuauhtémoc Moctezuma and its subsidiaries.

Other Business

Our other business consists of the following smaller operations that support our core operations:

•

Our refrigeration business produces vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 404,000 units at December 31, 2011. In 2011, this business sold 350,040 refrigeration units, 30% of which were sold to Coca-Cola FEMSA, and the remainder of which were sold to third parties. Until December 31, 2010, our labeling and flexible packaging business was our wholly-owned subsidiary. In 2010, this business sold 14% of its label sales volume to Cuauhtémoc Moctezuma, 20% to Coca-Cola FEMSA and 66% to third parties. Our labeling and flexible packaging business was sold on December 31, 2010.

•

Our logistics services subsidiary provides a broad range of logistics and vehicle maintenance services to Coca-Cola FEMSA, FEMSA Comercio, Cuauhtémoc Moctezuma and third-party clients in the beverages, consumer products and retail industries. It has operations in Mexico, Brazil, Colombia, Panama, Costa Rica and Nicaragua.

•

Until September 23, 2010 we owned the Mundet brands in Mexico, which were disposed of through the sale to The Coca-Cola Company of Promotora de Marcas Nacionales, S.A. de C.V., which was a wholly-owned subsidiary of FEMSA.

•

Our corporate services subsidiary employs all of our corporate staff, including the personnel managing the areas of finance, corporate accounting, taxation, legal, financial and strategic planning, human resources and internal audit. Through this subsidiary, we direct, control, supervise and review the operations of our sub-holding companies. As of December 31, 2011, FEMSA Comercio, FEMSA Logística and our packaging subsidiaries pay management fees for the services provided to them. In addition, Coca-Cola FEMSA has entered into a services agreement pursuant to which it pays for specific services. As part of the Heineken transaction, the corporate and shared services subsidiaries continue to provide some limited corporate services and shared services to subsidiaries of Cuauhtémoc Moctezuma (now part of the Heineken Group), for which such companies continue to pay.

Description of Property, Plant and Equipment

As of December 31, 2011, we owned all of our manufacturing facilities and substantially all of our warehouses and distribution centers. Our properties primarily consisted of production and distribution facilities for our soft drink operations and office space. In addition, FEMSA Comercio owns approximately 10.9% of the OXXO store locations, while the other stores are located in properties that are rented under long-term lease arrangements with third parties.

The table below sets forth the location, principal use and production area of our production facilities, each of which is owned by Coca-Cola FEMSA.

Production Facilities As of December 31, 2011

Country	Location	Principal Use	Production Area
			(in thousands of sq. meters)
Mexico	San Cristóbal de las Casas, Chiapas	Soft Drink Bottling Plant	45
	Cuautitlán, Estado de México	Soft Drink Bottling Plant	35
	Los Reyes la Paz, Estado de México	Soft Drink Bottling Plant	50
	Toluca, Estado de México	Soft Drink Bottling Plant	242
	León, Guanajuato	Soft Drink Bottling Plant	124
	Morelia, Michoacán	Soft Drink Bottling Plant	50
	Ixtacomitán, Tabasco	Soft Drink Bottling Plant	117
	Apizaco, Tlaxcala	Soft Drink Bottling Plant	80
	Coatepec, Veracruz	Soft Drink Bottling Plant	142
	La Pureza Altamira, Tamaulipas	Soft Drink Bottling Plant	300
	Poza Rica, Veracruz	Soft Drink Bottling Plant	42
	Pacífico, Estado de México	Soft Drink Bottling Plant	89
	Cuernavaca, Morelos	Soft Drink Bottling Plant	37
	Toluca, Estado de México	Soft Drink Bottling Plant	41

Guatemala	Guatemala City	Soft Drink Bottling Plant	47

Nicaragua	Managua	Soft Drink Bottling Plant	54

Costa Rica	Calle Blancos, San José	Soft Drink Bottling Plant	52
	Coronado, San José	Soft Drink Bottling Plant	14

Panama	Panama City	Soft Drink Bottling Plant	29

Colombia	Barranquilla	Soft Drink Bottling Plant	37
	Bogotá	Soft Drink Bottling Plant	105
	Bucaramanga	Soft Drink Bottling Plant	26
	Cali	Soft Drink Bottling Plant	76
	Manantial	Soft Drink Bottling Plant	67
	Medellín	Soft Drink Bottling Plant	47

Venezuela	Antimano	Soft Drink Bottling Plant	15
	Barcelona	Soft Drink Bottling Plant	141
	Maracaibo	Soft Drink Bottling Plant	68
	Valencia	Soft Drink Bottling Plant	100

Brazil	Campo Grande	Soft Drink Bottling Plant	36
	Jundiaí	Soft Drink Bottling Plant	191
	Mogi das Cruzes	Soft Drink Bottling Plant	119
	Belo Horizonte	Soft Drink Bottling Plant	73

Argentina	Alcorta	Soft Drink Bottling Plant	73
	Monte Grande, Buenos Aires	Soft Drink Bottling Plant	32

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

Capital Expenditures and Divestitures

Our consolidated capital expenditures for the years ended December 31, 2011, 2010, and 2009 were Ps. 12,515 million, Ps. 11,171 million and Ps. 9,103 million respectively, and were for the most part financed from cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2011		2010		2009
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	7,826	Ps.	7,478	Ps.	6,282
FEMSA Comercio		4,096		3,324		2,668
Other		593		369		153

Total(1)	Ps.	12,515	Ps.	11,171	Ps.	9,103

(1)	Capital expenditures and divestitures in 2009 have been modified in order to conform to presentation of 2011 and 2010 figures due to the discontinued operations of FEMSA Cerveza.

Coca-Cola FEMSA

During 2011, Coca-Cola FEMSA’s capital expenditures focused on increasing plant production capacity, placing coolers with retailers, returnable bottles and cases, improving the efficiency of its distribution infrastructure and IT. Capital expenditures in Mexico and Central America were approximately Ps. 4,117 million and accounted for approximately 53% of Coca-Cola FEMSA’s capital expenditures, with South America representing the balance.

FEMSA Comercio

FEMSA Comercio’s principal investment activity is the construction and opening of new stores. During 2011, FEMSA Comercio opened 1,135 net new OXXO stores. FEMSA Comercio invested Ps. 4,096 million in 2011 in the addition of new stores, warehouses and improvements to leased properties.

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

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which Coca-Cola FEMSA operates. Currently, there are no price controls on Coca-Cola FEMSA’s products in any of its territories, except for (i) Argentina, where authorities directly supervise certain products sold through supermarkets to control inflation, and (ii) Venezuela, where the government has recently imposed price controls on certain products including still bottled water. See “Item 3. Key Information—Risk Factors—Regulatory developments may adversely affect Coca-Cola FEMSA’s business.”

Taxation of Sparkling Beverages

All the countries in which Coca-Cola FEMSA operates, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 16% in Mexico beginning in January 2011, 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 16% in Colombia (applied only to the first sale in supply chain), 12% in Venezuela (beginning in April 2009), 17% (Mato Grosso do Sul) and 18% (São Paulo and Minas Gerais) in Brazil, and 21% in Argentina. In addition, several of the countries in which Coca-Cola FEMSA operates impose the following excise or other taxes:

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.3221 as of December 31, 2011) per liter of sparkling beverage.

•

Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, currently assessed at 15.50 colones (Ps. 0.4180 as of December 31, 2011) per 250 ml, and an excise tax on local brands of 5%, foreign brands of 10% and mixers of 14%.

•	Nicaragua imposes a 9% tax on consumption, and municipalities impose a 1% tax on Coca-Cola FEMSA’s Nicaraguan gross income.

•	Panama imposes a 5% tax based on the cost of goods produced. Panama also imposes a 10% selective consumption tax on syrups, powders and concentrate.

•

Brazil imposes an average production tax of approximately 4.9% and an average sales tax of approximately 9.6%, both assessed by the federal government. Most of these taxes are fixed, based on average retail prices in each state where the company operates (VAT) or fixed by the federal government (excise and sales tax).

•

Argentina imposes an excise tax on sparkling beverages containing less than 5% lemon juice or less than 10% fruit juice of 8.7%, and an excise tax on flavored sparkling beverages with 10% or more fruit juice and on sparkling water of 4.2%, although this excise tax is not applicable to certain of Coca-Cola FEMSA’s products.

Environmental Matters

In all of our territories, our operations are subject to federal and state laws and regulations relating to the protection of the environment.

Mexico

In Mexico, the principal legislation is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (Federal General Law for Ecological Equilibrium and Environmental Protection, or the Mexican Environmental Law) and the Ley General para la Prevención y Gestión Integral de los Residuos (General Law for the Prevention and Integral Management of Waste), which are enforced by the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of the Environment and Natural Resources, or SEMARNAT). SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to air and water emissions and hazardous wastes and set forth standards for waste water discharge that apply to our operations. We are also subject to certain minimal restrictions on the operation of delivery trucks in Mexico City. We have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City. See “Item 4. Information on the Company—Coca-Cola FEMSA—Total Sales and Distribution.”

In addition, we are subject to the Ley de Aguas Nacionales, as amended (the National Water Law), enforced by the Comisión Nacional del Agua (the National Water Commission). Adopted in December 1992, and amended in 2004, the National Water Law provides that plants located in Mexico that use deep water wells to supply their water requirements must pay a fee to the local governments for the discharge of residual waste water to drainage. Pursuant to this law, certain local authorities test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by the National Water Commission. In the case of non-compliance with the law, penalties, including closures, may be imposed. All of Coca-Cola FEMSA’s bottler plants located in Mexico have met these standards. In addition, Coca-Cola FEMSA’s plants in Apizaco and San Cristóbal are certified with ISO 14001.

In Coca-Cola FEMSA’s Mexican operations, it established a partnership with The Coca-Cola Company and ALPLA, a supplier of plastic bottles to Coca-Cola FEMSA in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. This facility started operations in 2005 and has a recycling capacity of approximately 25,000 metric tons per year from which 15,000 metric tons can be re-used in PET bottles for food packaging purposes. Coca-Cola FEMSA has also continued contributing funds to a nationwide recycling company, Ecología y Compromiso Empresarial (Environmentally Committed Companies). In addition, Coca-Cola FEMSA’s plants located in Toluca, Reyes, Cuautitlán, Apizaco, San Cristóbal, Morelia, Ixtacomitan, Coatepec, Poza Rica and Cuernavaca have received a Certificado de Industria Limpia (Certificate of Clean Industry).

As part of our environmental protection and sustainability strategies, several of our subsidiaries have entered into 20-year wind power supply agreements with the Mareña Renovables Wind Power Farm to receive electrical energy for use at production and distribution facilities of FEMSA and Coca-Cola FEMSA throughout Mexico, as well as for a significant number of OXXO convenience stores. The Mareña Renovables Wind Power Farm will be located in the state of Oaxaca and is expected to have a capacity of 396 megawatts. We anticipate the Mareña Renovables Wind Power Farm will begin operations in 2013.

Also as part of Coca-Cola FEMSA’s environmental protection and sustainability strategies, in December 2009, Coca-Cola FEMSA, jointly with strategic partners, entered into a wind energy supply agreement with a Mexican subsidiary of the Spanish wind farm developer, GAMESA Energía, S.A., or GAMESA, to supply green energy to Coca-Cola FEMSA’s bottling facility in Toluca, Mexico, owned by its subsidiary, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), or Propimex, and to some of its suppliers of PET bottles. The wind farm generating such energy, which is located in La Ventosa, Oaxaca, is expected to generate approximately 100 thousand megawatt hours of energy annually. The energy supply services began in April 2010 and, during 2010, provided Coca-Cola FEMSA with approximately 45 thousand megawatt hours of energy. In 2010, GAMESA sold its interest in the Mexican subsidiary that owned the wind farm to Iberdrola Renovables México, S.A. de C.V.

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

Colombia

Coca-Cola FEMSA’s Colombian operations are subject to several Colombian federal, state and municipal laws and regulations related to the protection of the environment and the disposal of treated water and toxic and hazardous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. For Coca-Cola FEMSA’s plants in Colombia, it has obtained the Certificación Ambiental Fase IV (Phase IV Environmental Certificate) demonstrating its compliance at the highest level with relevant Colombian regulations. Coca-Cola FEMSA is also engaged in nationwide campaigns for the collection and recycling of glass and plastic bottles as well as reforestation programs. In 2011, jointly with the FEMSA Foundation, Coca-Cola FEMSA was awarded with the “Western Hemisphere Corporate Citizenship Award” for the social responsibility programs it carried out to respond to the extreme weather experienced in Colombia in 2010 and 2011, known locally as the “winter emergency.” In addition, Coca-Cola FEMSA also obtained the ISO 9001, ISO-22000 and PAS 220 certifications for its plants located in Medellín, Cali, Bogotá, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality in its production processes.

Venezuela

Coca-Cola FEMSA’s Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Ley Orgánica del Ambiente (Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (Substance, Material and Dangerous Waste Law), the Ley Penal del Ambiente (Criminal Environmental Law) and the Ley de Aguas (Water Law). Since the enactment of the Organic Environmental Law in 1995, Coca-Cola FEMSA’s Venezuelan subsidiary has presented the proper authorities with plans to bring their production facilities and distribution centers into compliance with applicable laws, which mainly consist of building or expanding the capacity of water treatment plants in Coca-Cola FEMSA’s bottling facilities. Even though Coca-Cola FEMSA has had to adjust some of the originally proposed timelines due to construction delays, in 2009, Coca-Cola FEMSA completed the construction and received all the required permits to operate a new water treatment plant in its bottling facility located in the city of Barcelona. At the end of 2011, Coca-Cola FEMSA constructed a new water treatment plant in its bottling plant in the city of Valencia, which began operations in February 2012. During 2011, Coca-Cola FEMSA also commenced construction of a new water treatment plant in its Antimano bottling plant in Caracas, which construction is expected to conclude during the second quarter of 2012. Coca-Cola FEMSA is also concluding the process of obtaining the necessary authorizations and licenses before it can begin the construction and expansion of its current water treatment plant in its bottling facility in Maracaibo. In December 2011, Coca-Cola FEMSA also obtained the ISO 14000 certification for all of its plants in Venezuela.

In addition, in December 2010, the Venezuelan government approved the Ley Integral de Gestión de la Basura (Comprehensive Waste Management Law), which will regulate solid waste management and which may be applicable to manufacturers of products for mass consumption. The full scope of this law has not yet been established.

Brazil

Coca-Cola FEMSA’s Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of toxic and hazardous gases, disposal of wastewater and solid waste, and soil contamination by hazardous chemicals, which impose penalties, such as fines, facility closures or criminal charges depending upon the level of non-compliance.

Coca-Cola FEMSA’s production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant has been certified for: (i) ISO 9001 since 1993; (ii) ISO 14001 since March 1997; (iii) norm OHSAS 18001 since 2005; (iv) ISO 22000 since 2007; and (v) PAS: 96 since 2010.

In Brazil it is also necessary to obtain concessions from the government to cast drainage. Coca-Cola FEMSA’s plants in Brazil have been granted this concession, except Mogi das Cruzes, where it has timely begun the process of obtaining one. In December, 2010, Coca-Cola FEMSA increased the capacity of the water treatment plant in its Jundiaí facility.

In Brazil, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, came into effect in May 2008. This regulation requires Coca-Cola FEMSA to collect for recycling a specified annual percentage of plastic bottles made from PET sold in the City of São Paulo; such percentage increases each year. As of May 2009, Coca-Cola FEMSA was required to collect for recycling 50% of the PET bottles it sold in the City of São Paulo. As of May 2010, it was required to collect 75%, and as of May 2011, it was required to collect 90%. Currently, Coca-Cola FEMSA is not able to collect the entire required volume of PET bottles it has sold in the City of São Paulo for recycling. If Coca-Cola FEMSA does not meet the requirements of this regulation, which we believe to be more onerous than those imposed by the countries with the highest recycling standards, it could be fined and be subject to other sanctions, such as the suspension of operations in any of its plants and/or distribution centers located in the City of São Paulo. In May 2008, Coca-Cola FEMSA, together with other bottlers in São Paulo, through the Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas (Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR), filed a motion requesting a court to overturn this regulation on the basis of impossibility of compliance. In addition, in November 2009, in response to a requirement of the municipal authority for Coca-Cola FEMSA to demonstrate the destination of the PET bottles sold by it in the City of São Paulo, Coca-Cola FEMSA filed a motion showing all of its recycling programs and requesting a more practical timeline to comply with the requirements of the law. In October 2010, the municipal authority of the City of São Paulo levied a fine on Coca-Cola FEMSA’s Brazilian operating subsidiary of 250,000 Brazilian reais (approximately Ps. 1,750,000 as of December 31, 2010) on the grounds that the report submitted by Coca-Cola FEMSA’s Brazilian operating subsidiary did not comply with the 75% proper disposal requirement for the period from May 2008 to May 2010. Coca-Cola FEMSA filed an appeal against this fine. Coca-Cola FEMSA is currently awaiting resolution of both matters.

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

Argentina

Coca-Cola FEMSA’s Argentine operations are subject to federal and municipal laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste water discharge, which are enforced by the Secretaría de Ambiente y Desarrollo Sustentable (Ministry of Natural Resources and Sustainable Development) and the Organismo Provincial para el Desarrollo Sostenible (Provincial Organization for Sustainable Development) for the province of Buenos Aires. Coca-Cola FEMSA’s Alcorta plant is in compliance with environmental standards and Coca-Cola FEMSA has been certified for ISO 14001:2004 for its plants and operative units in Buenos Aires.

For all of Coca-Cola FEMSA’s plant operations, it employs an environmental management system: Sistema de Administración Ambiental (Environmental Administration System, or EKOSYSTEM) that is contained within Sistema Integral de Calidad (Integral Quality System, or SICKOF).

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

We do not believe that Coca-Cola FEMSA’s business activities pose a material risk to the environment, and we believe that Coca-Cola FEMSA is in material compliance with all applicable environmental laws and regulations.

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

In January 2010, the Venezuelan government amended the Defense of and Access to Goods and Services Law. Any violation by a company that produces, distributes and sells goods and services could lead to fines, penalties or the confiscation of the assets used to produce, distribute and sell these goods without compensation. Although we believe Coca-Cola FEMSA is in compliance with this law, consumer protection laws in Venezuela are subject to continuing review and changes.

In July 2011, the Venezuelan government passed the Fair Costs and Prices Law. The purpose of this law is to establish the regulations and administrative processes necessary to maintain the price stability of, and equal access to, goods and services. The law also creates the National Ministry of Costs and Prices, whose main role is to oversee price controls and set maximum retail prices on certain consumer goods and services. Of Coca-Cola FEMSA’s products, only certain of its still water beverages were affected by these regulations, which mandated a lowering of its sale prices as of April 2012. Any failure to comply with this law would result in fines, temporary suspension or the closure of operations. While Coca-Cola FEMSA is presently in compliance with this law, we cannot assure you that the Venezuelan government’s future regulation of goods and services will not result in a forced reduction of prices in respect of certain of Coca-Cola FEMSA’s other products, which could have a negative effect on its results of operations.

In January 2012, the Costa Rican government approved a decree that regulates the sale of food and beverages in schools. The decree came into effect in 2012. Enforcement of this law will be gradual, from applicability in 2012 to 2014, depending on the specific characteristics of the food or beverage in question. In accordance with the decree, the sale of specific sparkling beverages and still beverages that contain sugar, syrup or HFCS in any type of presentation in schools is prohibited. Coca-Cola FEMSA will still be allowed to sell water and certain still beverages in schools. We cannot assure you that the Costa Rican government will not further restrict sales of other of Coca-Cola FEMSA’s products in schools in the future; any such further restrictions could lead to an adverse impact on Coca-Cola FEMSA’s results of operations.

Water Supply Law

In Mexico, Coca-Cola FEMSA obtains water directly from municipal utility companies and pumps water from its own wells and rivers pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the National Water Law, and regulations issued thereunder, which created the National Water Commission. The National Water Commission is in charge of overseeing the national system of water use. Under the National Water Law, concessions for the use of a specific volume of ground or surface water generally run from five- to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request that concession terms be extended before expiration. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water is not used by the concessionaire for two consecutive years. However, because the current concessions for each of Coca-Cola FEMSA’s plants in Mexico do not match each plant’s projected needs for water in future years, we successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. These concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations in a timely manner.

Although we have not undertaken independent studies to confirm the sufficiency of the existing or future groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico.

In Argentina, a state water company provides water to Coca-Cola FEMSA’s Alcorta plant on a limited basis; however, we believe the authorized amount meets Coca-Cola FEMSA’s requirements for this plant. In Coca-Cola FEMSA’s Monte Grande plant in Argentina, it pumps water from its own wells, in accordance with Law 25.688.

In Brazil, we buy water directly from municipal utility companies and we also capture water from underground sources, wells or surface sources (i.e. rivers), pursuant to concessions granted by the Brazilian government for each plant. According to the Brazilian Constitution, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users have the responsibility for any damage to the environment. The exploitation and use of water is regulated by the Código de Mineração (Code of Mining, Decree Law No. 227/67), the Código de Águas Minerais (Mineral Water Code, Decree Law No. 7841/45), the National Water Resources Policy (Law No. 9433/97) and by regulations issued thereunder. The companies that exploit water are supervised by the Departamento Nacional de Produção Mineiral—DNPM (National Department of Mineral Production) and the National Water Agency in connection with federal health agencies, as well as state and municipal authorities. In Coca-Cola FEMSA’s Jundiaí and Belo Horizonte plants, we do not exploit mineral water. In the Mogi das Cruzes and Campo Grande plants, we have all the necessary permits related for the exploitation of mineral water.

In Colombia, in addition to natural spring water, Coca-Cola FEMSA obtains water directly from its own wells and from utility companies. Coca-Cola FEMSA is required to have a specific concession to exploit water from natural sources. Water use in Colombia is regulated by law No. 9 of 1979 and decrees no. 1594 of 1984 and no. 2811 of 1974. The National Institute of National Resources supervises companies that exploit water.

In Nicaragua, the use of water is regulated by the Ley General de Aguas Nacionales (National Water Law), and in Costa Rica, the use of water is regulated by the Ley de Aguas (Water Law). In both of these countries, Coca-Cola FEMSA owns and exploits its own water wells granted to it through governmental concessions. In Guatemala, no license or permits are required to exploit water from the private wells in Coca-Cola FEMSA’s own plants. In Panama, Coca-Cola FEMSA acquires water from a state water company, and the use of water is regulated by the Reglamento de Uso de Aguas de Panamá (Panama Use of Water Regulation). In Venezuela, Coca-Cola FEMSA uses private wells in addition to water provided by the municipalities, and it has taken the appropriate actions, including actions to comply with water regulations, to have water supply available from these sources, regulated by the Ley de Aguas (Water Law).

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

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements and the notes to those financial statements. Our audited consolidated financial statements were prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. Notes 26 and 27 to our audited consolidated financial statements provide a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us, as well as U.S. GAAP consolidated balance sheets, statements of income and comprehensive income, and cash flows for the same periods presented for Mexican FRS purposes and for the consolidated statement of changes in stockholders’ equity for the years ended December 31, 2010 and 2011, and reconciliation to U.S. GAAP of net income, comprehensive income and stockholders’ equity. See “—U.S. GAAP Reconciliation.”

Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding its results from operations and financial position during the periods discussed in this section:

•

Coca-Cola FEMSA’s Mexico and Central America region continues growing volumes at a steady but moderate pace, as does the South America region. The Coca-Cola brand, together with the recently added still-beverage operation, delivered the majority of volume growth.

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

Recent Developments

On December 15, 2011, Coca-Cola FEMSA entered into an agreement to merge the beverage division of Grupo Fomento Queretano into Coca-Cola FEMSA. Grupo Fomento Queretano’s beverage division operates mainly in the Mexican state of Querétaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. The merger agreement was approved by both Coca-Cola FEMSA’s and Grupo Fomento Queretano’s boards of directors, and is subject to the approval of the CFC and of the shareholders meetings of both companies. The transaction will involve the issuance of approximately 45.1 million new Coca-Cola FEMSA Series L Shares, and in addition Coca-Cola FEMSA will assume Ps. 1,221 million in net debt. This transaction is expected to be completed in the second quarter of 2012.

In February 2012, Coca-Cola FEMSA announced that it had entered into a 12-month exclusivity agreement with The Coca-Cola Company to evaluate the potential acquisition by Coca-Cola FEMSA of a controlling ownership stake in the bottling operations owned by The Coca-Cola Company in the Philippines. Both parties believe that Coca-Cola FEMSA’s expertise and successful track record operating in fragmented markets and emerging economies could be effectively deployed in such territory, and contribute significantly toward expanding the penetration of, and consumer preference for, The Coca-Cola Company’s brands in that market. This exclusivity agreement does not require either party to enter into any transaction, and there can be no assurances that a definitive agreement will be executed.

On February 23, 2012, a wholly-owned subsidiary of Mitsubishi Corporation, and Stichting Depositary PGGM Infrastructure Funds, a pension fund managed by PGGM, acquired the 45% interest held by FEMSA in the parent companies of the Mareña Renovables Wind Power Farm, a 396 megawatt late-stage wind energy project in the southeastern region of the State of Oaxaca. Certain subsidiaries of FEMSA, FEMSA Comercio and Coca-Cola FEMSA have entered into 20-year wind power supply agreements with the Mareña Renovables Wind Power Farm to purchase energy output produced by it. These agreements will remain in full force and effect. The sale of FEMSA’s participation as an investor will result in a gain.

Changes in Mexican Financial Reporting Standards

Adoption of International Financial Reporting Standards for public companies

The CNBV has announced that, commencing in 2012, all Mexican public companies must report their financial information in accordance with IFRS. Since 2006, the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (Mexican Board of Research and Development of Financial Reporting Standards) has been modifying Mexican FRS in order to ensure their convergence with IFRS. Starting on January 1, 2012, we are reporting our financial information in accordance with IFRS and will present financial information for 2011 on a comparable basis.

Effects of Changes in Economic Conditions

Our results from operations are affected by changes in economic conditions in Mexico and in the other countries in which we operate. For the years ended December 31, 2011, 2010, and 2009, 60%, 62%, and 59%, respectively, of our total sales were attributable to Mexico. As a result, we have significant exposure to the economic conditions of certain countries, particularly those in Central America, Colombia, Venezuela and Brazil, although we continue to generate a substantial portion of our total sales from Mexico. The participation of these other countries as a percentage of our total sales has not changed significantly during the last five years and is expected to increase in future periods due to acquisitions.

The Mexican economy is gradually recovering from a downturn as a result of the impact of the global financial crisis on many emerging economies in 2009. In 2011, Mexican GDP expanded by approximately 3.9% compared to an expansion of 5.4% for the full year of 2010, according to INEGI. According to the Banco Nacional de México survey regarding the economic expectations of specialists, Mexican GDP is expected to increase by 3.43% in 2012, as of the latest estimate, published on April 2, 2012. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, further deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery in Mexico.

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

The decrease in interest rates in Mexico in 2011 decreases our cost of Mexican peso-denominated variable interest rate indebtedness and could have a favorable effect on our financial position and results of operations during 2012.

Beginning in the fourth quarter of 2009 and through 2011, the exchange rate between the Mexican peso and the U.S. dollar fluctuated from a low of Ps. 11.51 per U.S. dollar, to a high of Ps. 14.25 per U.S. dollar. At December 30, 2011, the exchange rate (noon buying rate) was Ps. 13.9510 to US$ 1.00. On March 30, 2012, the exchange rate was Ps. 12.8115 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information.” A depreciation of the Mexican peso or local currencies in the countries in which we operate relative to the U.S. dollar increases our cost of raw materials priced in U.S. dollars, including raw materials whose prices are set with reference to the U.S. dollar. In addition, a depreciation of the Mexican peso or local currencies in the countries in which we operate relative to the U.S. dollar will increase our U.S. dollar-denominated debt obligations, which could negatively affect our financial position and results from operations.

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

Property, plant and equipment

Property, plant and equipment are depreciated over their estimated useful lives. The estimated useful lives are reviewed annually and represent the period we expect the assets to remain in service and to generate revenues. We base our estimates on the experience of our technical personnel. Depreciation is computed using the straight line method of accounting.

Where an item of property, plant and equipment is comprised of major components having different useful lives, these components are accounted for and depreciated as separate items (major components) of property, plant and equipment.

Imported assets are recorded using the exchange rate as of the acquisition date and are restated using the inflation factor of the country where the asset is acquired for inflationary economic environments.

We test depreciable long-lived assets for impairment at fair value when there are indicators of impairment and determine whether impairment exists, by first comparing the book value of the assets with their recoverable value based on undiscounted cash flows, and if such assets are not recoverable, then with their fair value, which is calculated considering their operating conditions and the future cash flows expected to be generated based on their estimated remaining useful life as determined by management.

Returnable and non-returnable bottles are aggregated as part of property, plant and equipment. Returnable bottles are depreciated based on the straight-line method over acquisition cost. Coca-Cola FEMSA estimates depreciation rates considering returnable bottles useful lives.

We recorded returnable bottles and cases at acquisition cost and restated them applying inflation factors only when they form part of our operations in countries with an inflationary economic environment. For Coca-Cola FEMSA, breakage is expensed as it is incurred as part of depreciation. The annual calculated depreciation expense has been similar to the annual bottle breakage expense. Whenever we decide to discontinue a particular returnable presentation and retire it from the market, we write off the discontinued presentation through an increase in breakage expense presented as part of depreciation.

Valuation and impairment of intangible assets and goodwill

We identify all intangible assets associated with business acquisitions and investments in shares. We separate intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which we expect to receive the benefits. Intangible assets and goodwill identified in investments in shares are presented within the total investment in shares.

The intangible assets of indefinite life associated with business acquisitions are subject to annual impairment tests. As of December 31, 2011, we have recorded intangible assets with indefinite lives, which consist of:

•	Coca-Cola FEMSA’s rights to produce and distribute Coca-Cola trademark products for Ps. 62,822 million primarily as a result of the Panamco acquisition;

•	Goodwill relating to Coca-Cola FEMSA acquisitions during 2011 that amounted to Ps. 5,214; and

•	Other intangible assets with indefinite lives that amounted to Ps. 343 million.

We review annually the carrying value of our intangible assets with indefinite lives and goodwill for impairment based on recognized valuation techniques. While we believe that our estimates are reasonable, different assumptions regarding such estimates could materially affect our evaluations.

Investments in shares, including related goodwill, are subject to impairments testing whenever certain events or changes in circumstances occur that indicate that the carrying amount may exceed fair value. We recognize an impairment loss when it is considered to be other than a temporary loss. As of December 31, 2011, identified intangible assets and goodwill relating to our 20% economic interest in the Heineken Group amounted to €3,055 million (approximately US$ 3,940 million) and €1,200 million (approximately US$ 1,548 million), respectively.

Following our evaluations during 2011 and up to the date of this annual report, we do not have information which leads to a significant impairment of intangible assets with indefinite lives or of our investments in shares of affiliated companies. We can give no assurance that our expectations will not change as a result of new information or developments. Future changes in economic or political conditions in any country in which we operate or in the industries in which we participate may cause us to change our current assessment.

Employee benefits

Our employee benefits are comprised of obligations for pension plan, seniority premium, post-retirement medical services and severance indemnities. The determination of our obligations and expenses for pension and other post-retirement benefits are determined by actuarial calculations and are dependent on our determination of certain assumptions used to estimate such amounts. We evaluate our assumptions at least annually.

While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense. The following table is a summary of the three key assumptions to be used in determining 2011 annual labor liability expense, along with the impact on this expense of a 1% change in each assumed rate.

	Nominal Rates(3)			Real Rates(4)			Impact of Rate Changes(2)
Assumptions 2011(1)	2011	2010	2009	2011	2010	2009	+1%	-1%
							(in millions of Mexican pesos)
Mexican and Foreign Subsidiaries:
Discount rate	7.6%	7.6%	8.2%	4.0%	4.0%	4.5%	Ps. (386)	Ps.567
Salary increase	4.8%	4.8%	5.1%	1.2%	1.2%	1.5%	419	(275)
Long-term asset return	9.0%	8.2%	8.2%	5.0%	3.6%	4.5%	(16)	17

(1)	Calculated using a measurement date as of December 2011.

(2)	The impact is not the same for an increase of 1% as for a decrease of 1% because the rates are not linear.

(3)	For countries considered non-inflationary economic environments according to Mexican FRS.

(4)	For countries considered inflationary economic environments according to Mexican FRS.

Income taxes

As we describe in Note 23 to our audited consolidated financial statements, the Mexican tax reform as effective in 2011 did not impact our tax result. However, the following are the most important changes pursuant to the Mexican tax reform as effective in 2010 that are applicable to recent and upcoming years: an increase in the VAT rate from 15% in 2009 to 16% in 2010 and future years; an increase in the special tax on production and services from 25% in 2009 to 26.5% in 2010 and future years; and an increase in the statutory income tax rate from 28% in 2009 to 30% for 2010, 2011 and 2012, with a reduction from 30% to 29% and 28% for 2013 and 2014, respectively. In addition, the Mexican tax reform as effective in 2010 requires that income tax payments related to consolidated tax benefits obtained since 1999 be paid during the succeeding five years beginning in the sixth year when tax benefits were used. See Note 23 C and D to our audited consolidated financial statements.

The Impuesto Empresarial de Tasa Unica (IETU) functions similarly to an alternative minimum corporate income tax, except that any amounts paid are not creditable against future income tax payments. Mexican taxpayers are now subject to the higher of the IETU or the income tax liability computed under Mexican Income Tax Law. The IETU is calculated on a cash-flow basis, the rate for 2009 was 17.0% and the rate for both 2010 and 2011 was 17.5%.

We have paid corporate income tax since IETU came into effect and, based on our financial projections estimated for our Mexican tax returns, we expect to continue paying corporate income tax in the future and do not expect to pay IETU, therefore we did not record deferred IETU. As such, the enactment of IETU did not impact our consolidated financial position or results from operations, as it only recognizes deferred income tax.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and/or payment, and establish a valuation allowance based on our judgment regarding historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets, resulting in an impact in net income.

The statutory income tax rate in Mexico was 30% for each of 2011 and 2010, and 28% for 2009. The statutory income tax rate in Panama was 25%, 27.5% and 30%, respectively, for 2011, 2010 and 2009. The statutory income tax rates for 2011 in other countries in which we do business were: 31% in Guatemala; 30% in Nicaragua; 30% in Costa Rica; 33% in Colombia; 34% in Venezuela; 34% in Brazil; and 35% in Argentina. Tax loss carry-forwards may be applied to income tax over certain periods of time, varying by country as follows: in Mexico, 10 years; in Nicaragua, Costa Rica and Venezuela, 3 years; in Panama and Argentina, 5 years; in Colombia, tax losses may be carried forward for an indefinite period of time but are limited to 25% of taxable income for the relevant year; and in Brazil, tax losses may be carried forward for an indefinite period of time but cannot be restated and are limited to 30% of taxable income for the relevant year. We make judgments about the recoverability of tax loss carry-forward assets as described above.

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

Derivative financial instruments

We are required to measure all derivative financial instruments at fair value and recognize them in the balance sheet as an asset or liability. Changes in the fair value of derivative financial instruments are recorded each year in net income or as a component of cumulative other comprehensive income, based on whether the instrument provides a hedge and is designated as such, and the ineffectiveness of the hedge. The fair values of derivative financial instruments are determined considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient reliable and verifiable data, recognized in the financial sector. We base our forward price curves upon market price quotations.

New Accounting Pronouncements

As described in Note 28 to our audited consolidated financial statements, we are adopting IFRS for the preparation of our financial information beginning in 2012. Pursuant to current SEC reporting requirements, foreign private issuers may provide in their SEC filings financial statements prepared in accordance with IFRS, without a reconciliation to U.S. GAAP.

The consolidated financial statements to be issued by us for the year ending December 31, 2012 will be our first annual financial statements that comply with IFRS. Our IFRS transition date is January 1, 2011, and therefore, the year ended December 31, 2011 will be the comparative period to be covered. IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (which we refer to as IFRS 1), sets forth mandatory exceptions and allows certain optional exemptions to the complete retrospective application of IFRS.

Mandatory Exceptions

We have applied the following mandatory exceptions to retrospective application of IFRS, effective as of our IFRS transition date:

Accounting Estimates

Estimates prepared under IFRS as of January 1, 2011 are consistent with the estimates recognized under Mexican FRS as of the same date, unless we are required to adjust such estimates to agree with IFRS.

Derecognition of Financial Assets and Liabilities

We applied the derecognition rules of IAS 39, “Financial Instruments: Recognition and Measurement” (which we refer to as IAS 39) prospectively for transactions occurring on or after our IFRS transition date.

Hedge Accounting

As of our IFRS transition date, we have measured at fair value all derivative financial instruments and hedging relationships designated and documented effectively as accounting hedges, as required by IAS 39, which is consistent with the treatment under Mexican FRS. As a result, there was no impact in our consolidated financial statements due to the application of this exception.

Non-controlling Interest

We have applied the requirements of IAS 27, “Consolidated and Separate Financial Statements” (which we refer to as IAS 27) related to non-controlling interests prospectively beginning on our IFRS transition date.

Optional Exemptions

We have elected the following optional exemptions to retrospective application of IFRS, effective as of our IFRS transition date:

Business Combinations and Acquisitions of Associates and Joint Ventures

According to IFRS 1, an entity may elect not to apply IFRS 3, “Business Combinations” retrospectively to acquisitions made prior to the transition date to IFRS.

The exemption for past business combinations also applies to past acquisitions of investments in associates and of interests in joint ventures.

We have adopted this exemption and did not amend our business acquisitions or investments in associates and joint ventures prior to our IFRS transition date and we did not remeasure the values determined at the acquisition dates, including the amount of previously recognized goodwill in past acquisitions.

Share-based Payments

We have share-based plans, which we pay to our qualifying employees based on our own shares and those of our subsidiary, Coca-Cola FEMSA. Management decided to apply the optional exemptions established in IFRS 1, whereas we did not apply IFRS 2, “Share-based Payment” (which we refer to as IFRS 2): (i) to the equity instruments granted before November 7, 2002, (ii) to equity instruments granted after November 7, 2002 and that were earned before the latter of (a) our IFRS transition date and (b) January 1, 2005 and (iii) liabilities related to share-based payment transactions that were settled before our IFRS transition date.

Deemed Cost

An entity may individually elect to measure an item of its property, plant and equipment at the transition date to IFRS at its fair value and use that fair value as its deemed cost at that date. In addition, a first-time adopter may elect to use a previous generally accepted accounting principles revaluation of an item of property, plant and equipment at, or before, the transition date to IFRS as deemed cost at the date of the revaluation, if the revaluation was, at such date of the revaluation, broadly comparable to either (i) fair value, or (ii) cost or depreciated cost in accordance with IFRS and adjusted to reflect changes in a general or specific price index.

We have presented both our property, plant and equipment and our intangible assets at IFRS historical cost in all countries. In Venezuela, this IFRS historical cost represents actual historical cost in the year of acquisition, indexed for inflation in a hyperinflationary economy based on the provisions of IAS 29, “Hyperinflationary Economies” (which we refer to as IAS 29).

Cumulative Translation Effect

A first-time adopter is neither required to recognize translation differences and accumulate these in a separate component of equity, nor on a subsequent disposal of a foreign operation, to reclassify the cumulative translation difference for that foreign operation from equity to profit or loss as part of the gain or loss on disposal that would have existed at the IFRS transition date.

We applied this exemption and consequently we reclassified the accumulated translation effect recorded under Mexican FRS to retained earnings and, beginning January 1, 2011, we calculate the translation effect of our foreign operations prospectively according to IAS 21, “The Effects of Changes in Foreign Exchange Rates.”

Borrowing Costs

We applied the IFRS 1 exemption related to borrowing costs incurred for qualifying assets existing at the IFRS transition date, based on our similar Mexican FRS accounting policy, and beginning January 1, 2011 we capitalize eligible borrowing costs in accordance with IAS 23, “Borrowing Costs” (which we refer to as IAS 23).

Recording Effects of the Transition from Mexican FRS to IFRS

The following disclosures provide a qualitative description of the most significant preliminary effects from the transition to IFRS determined as of the date of the issuance of our consolidated financial statements.

Inflation Effects

According to Mexican FRS, the Mexican peso ceased to be the currency of an inflationary economy on December 31, 2007, as the three years’ cumulative inflation as of such date did not exceed 26%.

According to IAS 29, the last hyperinflationary period for the Mexican peso was in 1998. As a result, we have eliminated the cumulative inflation recognized within long-lived assets and contributed capital for our Mexican operations, based on Mexican FRS during the years 1999 through 2007, which were not deemed hyperinflationary for IFRS purposes.

For our foreign operations, the cumulative inflation from the acquisition date was eliminated (except in the case of Venezuela, which was deemed to be a hyperinflationary economy) from the date on which we began to consolidate them.

Employee Benefits

According to NIF D-3, a severance provision and the corresponding expenditure must be recognized based on the experience of an entity in terminating the employment relationship before the retirement date, or if the entity deems to pay benefits as a result of an offer made to employees to encourage a voluntary termination. For IFRS purposes, this provision is only recorded pursuant to IAS 19 (Revised 2011), “Employee Benefits” (which we refer to as IAS 19 (Revised 2011)), at the moment the entity has a demonstrable commitment to end the relationship with the employee or to make a bid to encourage voluntary retirement. This is evidenced by a formal plan that describes the characteristics of the termination of employment. Accordingly, at our IFRS transition date, we derecognized our severance indemnity recorded under Mexican FRS against retained earnings given that no such formal plan exists. A formal plan was not required for recording under Mexican FRS.

IAS 19 (Revised 2011), early adopted by us, eliminates the use of the “corridor” method, which defers the actuarial gains/losses and requires that such gains/losses be recorded directly within other comprehensive income in each reporting period. The standard also eliminates deferral of past service costs and requires entities to record them in comprehensive income in each reporting period. These requirements increased our liability for employee benefits with a corresponding reduction in retained earnings at our IFRS transition date.

Embedded Derivatives

For Mexican FRS purposes, we recorded embedded derivatives for agreements denominated in foreign currency. Pursuant to the principles set forth in IAS 39, there is an exception for embedded derivatives on those contracts that are denominated in certain foreign currencies if, for example, the foreign currency is commonly used in the economic environment in which the transaction takes place. We concluded that all of our embedded derivatives fell within the scope of this exception.

Therefore, at our IFRS transition date, we derecognized all embedded derivatives recognized under Mexican FRS.

Stock Bonus Program

Under NIF D-3, we recognized our stock bonus program plan offered to certain key executives as a defined contribution plan. IFRS require that such share-based payment plans be recorded under the principles set forth in IFRS 2. The most significant difference for changing the accounting treatment is related to the period during which compensation expense is recognized, which under NIF D-3 means the total amount of the bonus is recorded in the period in which it was granted, while in IFRS 2 it shall be recognized over the vesting period of such awards.

Additionally, the trust that holds the equity shares allocated to executives is considered to hold plan assets and is not consolidated under Mexican FRS. However, for IFRS Standing Interpretations Committee Interpretation (SIC) 12, “Consolidation – Special Purpose Entities,” we will consolidate the trust and reflect our own shares in treasury stock and reduce the non-controlling interest for Coca-Cola FEMSA shares held by the trust.

Deferred Income Taxes

The IFRS adjustments recognized by us had an impact on the calculation of deferred income taxes according to the requirements established by IAS 12, “Income Taxes” (IAS 12).

Furthermore, we derecognized a deferred liability recorded in the exchange of shares of FEMSA Cerveza with the Heineken Group. IFRS have an exception for recognition of a deferred tax liability for an investment in a subsidiary if the parent is able to control the timing of the reversal and it is probable that it will not reverse in the foreseeable future.

Retained Earnings

All the adjustments arising from our conversion to IFRS as of the transition date were recorded against retained earnings.

Other Differences in Presentation and Disclosures in the Financial Statements

Generally, IFRS disclosure requirements are more extensive than those of Mexican FRS, which will result in increased disclosures about accounting policies, significant judgments and estimates, financial instruments and management risks, among others. We will restructure our income statement under IFRS to comply with IAS 1, “Presentation of Financial Statements” (IAS 1). In addition, there may be some other differences in presentation.

There are other differences between Mexican FRS and IFRS. However, we consider the differences mentioned above to describe the significant effects.

As a result of the transition to IFRS, the effects as of January 1, 2011 on the principal items of a condensed statement of financial position are described as follows:

	Mexican FRS		IFRS Transition Effects		Preliminary IFRS
Current assets	Ps.	51,460	Ps.	(47)	Ps.	51,413
Non-current assets		172,118		(10,078)		162,040

Total assets		223,578		(10,125)		213,453
Current liabilities		30,516		(254)		30,262
Non-current liabilities		40,049		(10,012)		30,037

Total liabilities		70,565		(10,266)		60,299

Total stockholders’ equity	Ps.	153,013	Ps.	141	Ps.	153,154

The information presented above has been prepared in accordance with the standards and interpretations issued and in effect or issued and early adopted by us at the date of preparation of our consolidated financial statements (see Note 28 B to our consolidated financial statements). The standards and interpretations that are applicable at December 31, 2012, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing our Mexican FRS consolidated financial statements as of December 31, 2011. Additionally, the IFRS accounting policies selected by us may change as a result of changes in the economic environment or industry trends that are observable after the issuance of our Mexican FRS consolidated financial statements. The information presented herein does not intend to comply with IFRS, and it should be noted that under IFRS, only one set of financial statements comprising the statements of financial position, comprehensive income, changes in stockholders’ equity and cash flows, together with comparative information and explanatory notes, can provide a fair presentation of our financial position, results of operations and cash flows.

Operating Results

The following table sets forth our consolidated income statement under Mexican FRS for the years ended December 31, 2011, 2010, and 2009:

	Year Ended December 31,
	2011(1)	2011	2010	2009
	(in millions of U.S. dollars and Mexican pesos)
Net sales	$14,470	Ps.201,867	Ps.168,376	Ps.158,503
Other operating revenues	84	1,177	1,326	1,748

Total revenues	14,554	203,044	169,702	160,251
Cost of sales	8,459	118,009	98,732	92,313

Gross profit	6,095	85,035	70,970	67,938
Operating expenses:
Administrative	591	8,249	7,766	7,835
Selling	3,576	49,882	40,675	38,973

Total operating expenses	4,167	58,131	48,441	46,808

Income from operations	1,928	26,904	22,529	21,130
Other expenses, net	(209)	(2,917)	(282)	(1,877)
Interest expense	(210)	(2,934)	(3,265)	(4,011)
Interest income	72	999	1,104	1,205

Interest expense, net	(138)	(1,935)	(2,161)	(2,806)
Foreign exchange gain (loss), net	84	1,165	(614)	(431)
Gain on monetary position, net	9	146	410	486
Market value (loss) gain on ineffective portion of derivative financial instruments	(11)	(159)	212	124

Comprehensive financing result	(56)	(783)	(2,153)	(2,627)

Equity method of associates	370	5,167	3,538	132

Income before income taxes	2,033	28,371	23,632	16,758
Income taxes	550	7,687	5,671	4,959

Consolidated net income before discontinued operations	1,483	20,684	17,961	11,799
Income from the exchange of shares with Heineken, net	—	—	26,623	—
Net income from discontinued operations	—	—	706	3,283

Consolidated net income	1,483	20,684	45,290	15,082

Net controlling interest income	1,085	15,133	40,251	9,908
Net non-controlling interest income	398	5,551	5,039	5,174

Consolidated net income	1,483	20,684	45,290	15,082

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 13.9510 to US$ 1.00, provided solely for the convenience of the reader.

The following table sets forth certain operating results by reportable segment under Mexican FRS for each of our segments for the years ended December 31, 2011, 2010, and 2009. Due to the discontinued operation of FEMSA Cerveza it is not considered as a reportable segment.

	Year Ended December 31,
	Percentage Growth
	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
	(in millions of Mexican pesos at December 31, 2010, except for percentages)
Net sales
Coca-Cola FEMSA	Ps.124,066	Ps.102,988	Ps.102,229	20.5%		0.7%
FEMSA Comercio	74,112	62,259	53,549	19.0%		16.3%
CB Equity(1)	—	—	N/a	N/a		N/a
Total revenues
Coca-Cola FEMSA	124,715	103,456	102,767	20.5%		0.7%
FEMSA Comercio	74,112	62,259	53,549	19.0%		16.3%
CB Equity	—	—	N/a	N/a		N/a
Cost of sales
Coca-Cola FEMSA	67,488	55,534	54,952	21.5%		1.1%
FEMSA Comercio	48,636	41,220	35,825	18.0%		15.1%
CB Equity	—	—	N/a	N/a		N/a
Gross profit
Coca-Cola FEMSA	57,227	47,922	47,815	19.4%		0.2%
FEMSA Comercio	25,476	21,039	17,724	21.1%		18.7%
CB Equity	—	—	N/a	N/a		N/a
Income from operations
Coca-Cola FEMSA	20,152	17,079	15,835	18.0%		7.9%
FEMSA Comercio	6,276	5,200	4,457	20.7%		16.7%
CB Equity	(7)	(3)	N/a	(133.0)%		N/a
Depreciation(2)
Coca-Cola FEMSA	4,163	3,333	3,472	24.9%		(4.0)%
FEMSA Comercio	1,175	990	819	18.7%		20.9%
CB Equity	—	—	N/a	N/a		N/a
Gross margin(3)(4)
Coca-Cola FEMSA	45.9%	46.3%	46.5%	(0.4	) p.p.	(0.2	) p.p.
FEMSA Comercio	34.4%	33.8%	33.1%	0.6	p.p.	0.7	p.p.
CB Equity	—	N/a	N/a	N/a		N/a
Operating margin(4)(5)
Coca-Cola FEMSA	16.2%	16.5%	15.4%	(0.3	) p.p.	1.1	p.p.
FEMSA Comercio	8.5%	8.4%	8.3%	0.1	p.p.	0.1	p.p.
CB Equity	N/a	N/a	N/a	N/a.		N/a

(1)	CB Equity holds Heineken N.V. and Heineken Holding N.V. Shares.

(2)	Includes breakage of bottles.

(3)	Gross margin is calculated with reference to total revenues.

(4)	As used herein, p.p. refers to a percentage point increase (or decrease), contrasted with a straight percentage increase (or decrease).

(5)	Operating margin is calculated with reference to total revenues.

Results from operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

FEMSA Consolidated

Under Mexican FRS, we reclassified our financial statements to reflect FEMSA Cerveza as a discontinued operation.

Total Revenues

FEMSA’s consolidated total revenues increased 19.6% to Ps. 203,044 million in 2011 compared to Ps. 169,702 million in 2010. All of FEMSA’s operations—beverages and retail—contributed positively to this revenue growth. Coca-Cola FEMSA’s total revenues increased 20.5% to Ps. 124,715 million, driven by double-digit total revenue growth in both of its divisions and the integration of the beverage divisions of Grupo Tampico and Grupo CIMSA in Mexico. FEMSA Comercio’s revenues increased 19.0% to Ps. 74,112 million, mainly driven by the opening of 1,135 net new stores combined with an average increase of 9.2% in same-store sales.

Gross Profit

Consolidated gross profit increased 19.8% to Ps. 85,035 million in 2011 compared to Ps. 70,970 million in 2010, driven by Coca-Cola FEMSA. Gross margin increased by 0.1 percentage points, from 41.8% of consolidated total revenues in 2010 to 41.9% in 2011.

Income from Operations

Consolidated operating expenses increased 20.0% to Ps. 58,131 million in 2011 compared to Ps. 48,441 million in 2010. The majority of this increase resulted from Coca-Cola FEMSA and additional operating expenses at FEMSA Comercio, resulting from accelerated store expansion. As a percentage of total revenues, consolidated operating expenses increased from 28.5% in 2010 to 28.6% in 2011.

Consolidated administrative expenses increased 6.2% to Ps. 8,249 million in 2011 compared to Ps. 7,766 million in 2010. As a percentage of total revenues, consolidated administrative expenses decreased from 4.6% in 2010 to 4.1% in 2011.

Consolidated selling expenses increased 22.6% to Ps. 49,882 million in 2011 as compared to Ps. 40,675 million in 2010. This increase was attributable to greater selling expenses at Coca-Cola FEMSA and FEMSA Comercio. As a percentage of total revenues, selling expenses increased 0.5 percentage points, from 24.0% in 2010 to 24.5% in 2011.

Consolidated income from operations increased 19.4% to Ps. 26,904 million in 2011 as compared to Ps. 22,529 million in 2010, driven by Coca-Cola FEMSA and FEMSA Comercio. Consolidated operating margin remained stable at 13.3% as a percentage of 2011 consolidated total revenues.

Some of our subsidiaries pay management fees to us in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Coca-Cola FEMSA

Total Revenues

Coca-Cola FEMSA total revenues increased 20.5% to Ps. 124,715 million in 2011, compared to Ps. 103,456 million in 2010 as a result of double-digit total revenue growth in its South America and Mexico and Central America divisions and the integration of the beverage divisions of Grupo Tampico and Grupo CIMSA in its Mexican territories during the fourth quarter of 2011. Excluding the integration of the beverage divisions of Grupo

Tampico and Grupo CIMSA in Mexico, total revenues grew approximately 19% in 2011. On a currency neutral basis and excluding the recently merged franchise territories in Mexico, total revenues increased approximately 16% in 2011. Consolidated average price per unit case increased 13.8%, reaching Ps. 45.38 in 2011 as compared to Ps. 39.89 in 2010.

Consolidated total sales volume reached 2,648.6 million unit cases in 2011, compared to 2,499.5 million unit cases in 2010, an increase of 6.0%. Volume growth resulted from increases in sparkling beverages, which accounted for approximately 80% of incremental volumes, driven by the Coca-Cola brand. The still beverage category, mainly driven by the Jugos del Valle line of business in Mexico, Brazil and Venezuela, and Hi-C orangeade and the Cepita juice brand in Argentina contributed with approximately 15% of the incremental volumes, and the bottled water category represented the balance. Excluding the integration of the beverage divisions of Grupo Tampico and Grupo CIMSA in Mexico, volumes grew 4.0% to 2,599.7 million unit cases.

Gross Profit

Cost of sales increased 21.5% to Ps. 67,488 million in 2011 compared to Ps. 55,534 million in 2010, as a result of higher sweetener and PET costs across Coca-Cola FEMSA’s operations, which were partially offset by the appreciation of the average exchange rates of the Brazilian real, the Colombian peso and the Mexican peso as applied to Coca-Cola FEMSA’s U.S. dollar-denominated raw material costs. Gross profit increased 19.4% to Ps. 57,227 million in 2011, as compared to 2010. Coca-Cola FEMSA’s gross margin decreased 0.4 percentage points to 45.9% in 2011.

Operating Expenses

Operating expenses increased 20.2% to Ps. 37,075 million in 2011. As a percentage of total revenues, operating expenses remained flat at 29.7% in 2011 as compared to 29.8% in 2010.

Income from Operations

Income from operations increased 18.0% to Ps. 20,152 million in 2011, as compared to Ps. 17,079 million in 2010 driven by Coca-Cola FEMSA’s South America division. Operating margin was 16.2% in 2011, a contraction of 0.3 percentage points as compared to 2010.

FEMSA Comercio

Total Revenues

FEMSA Comercio total revenues increased 19.0% to Ps. 74,112 million in 2011 compared to Ps. 62,259 million in 2010, primarily as a result of the opening of 1,135 net new stores during 2011, together with an average increase in same-store sales of 9.2%. As of December 31, 2011, there were a total of 9,561 stores in Mexico. FEMSA Comercio same-store sales increased an average of 9.2% compared to 2010, driven by a 4.6% increase in store traffic and 4.3% in average ticket.

Gross Profit

Cost of sales increased 18.0% to Ps. 48,636 million in 2011, below total revenue growth, compared with Ps. 41,220 million in 2010. As a result, gross profit reached Ps. 25,476 million in 2011, which represented a 21.1% increase from 2010. Gross margin expanded 0.6 percentage points to reach 34.4% of total revenues. This increase reflects a positive mix shift due to the growth of higher margin categories and a more effective collaboration and execution with key supplier partners combined with a more efficient use of promotion-related marketing resources.

Income from Operations

Operating expenses increased 21.2% to Ps. 19,200 million in 2011 compared with Ps. 15,839 million in 2010, largely driven by the growing number of stores as well as by incremental expenses, such as those for the strengthening of FEMSA Comercio’s organizational structure, mainly IT-related, and targeted marketing programs.

Administrative expenses increased 21.2% to Ps. 1,438 million in 2011, compared with Ps. 1,186 million in 2010; however, as a percentage of sales, they remained stable at 1.9%.

Selling expenses increased 21.2% to Ps. 17,762 million in 2011 compared with Ps. 14,653 million in 2010.
Income from operations increased 20.7% to Ps. 6,276 million in 2011 compared with Ps. 5,200 million in 2010, resulting in an operating margin expansion of 0.1 percentage points to 8.5% as a percentage of total revenues for the year, compared with 8.4% in 2010.

FEMSA Consolidated—Net Income

Other Expenses

Other expenses include employee profit sharing, which we refer to as PTU, impairment of long-lived assets, contingencies, as well as their subsequent interest and penalties, severance payments derived from restructuring programs and all other non-recurring expenses related to activities different from the main activities of the Company and that are not recognized as part of the comprehensive financing result. During 2011, other expenses increased to Ps. 2,917 million from Ps. 282 million in 2010, largely driven by the net effect of non-recurring items. Such items include the income in 2010 from the sale of our flexible packaging business and the sale of the Mundet brand to The Coca-Cola Company.

Comprehensive Financing Result

Comprehensive financing result decreased 63.6% in 2011 to Ps. 783 million, reflecting an improvement due to a foreign exchange gain (of Ps. 1,165 million) in 2011 driven by the effect of the devaluation of the Mexican peso on the U.S. dollar-denominated component of our cash position as compared to a loss of Ps. 614 million in 2010.

Equity Method of Associates

Equity Method of Associates increased 46.0% to Ps. 5,167 million in 2011 compared with Ps. 3,538 million in 2010, mainly driven by the inclusion of the full year of our 20% interest in Heineken’s net income in 2011, compared to the inclusion of eight months of our 20% interest in Heineken’s 2010 net income.

Income Taxes

Our accounting provision for income taxes in 2011 was Ps. 7,687 million, as compared to Ps. 5,671 million in 2010, resulting in an effective tax rate of 27.1% in 2011, as compared to 24.0% in 2010.

Consolidated Net Income before Discontinued Operations

Net income from continuing operations increased 15.2% to Ps. 20,684 million in 2011 compared to Ps. 17,961million in 2010. These results were driven by the growth in income from operations, which more than compensated for an increase in the other expenses line largely driven by the net effect of non-recurring items. These include the tough comparison base caused by income from the sale of our flexible packaging business and the sale of the Mundet brand to The Coca-Cola Company, and a loss on disposal of long-lived assets in 2011.

Consolidated Net Income

Consolidated net income was Ps. 20,684 million in 2011 compared to Ps. 45,290 million in 2010, a difference mainly attributable to the one-time Heineken transaction-related gain recorded during 2010 (of Ps. 26,623 million). Net controlling interest amounted to Ps. 15,133 million in 2011 compared to Ps. 40,251 million in 2010, which difference was also due principally to the effect in 2010 of the Heineken transaction. Net controlling interest in 2011 per FEMSA Unit(1) was Ps. 4.23 (US$3.03 per ADS).

[1]

FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2011 was 3,578,226,270, which is equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by five.

Results from operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

FEMSA Consolidated

Under Mexican FRS, we reclassified our financial statements to reflect FEMSA Cerveza as a discontinued operation.

Total Revenues

FEMSA’s consolidated total revenues increased 5.9% to Ps. 169,702 million in 2010 compared to Ps. 160,251 million in 2009. All of FEMSA’s beverage and retail operations contributed positively to this revenue growth. Coca-Cola FEMSA’s total revenues increased 0.7% to Ps. 103,456 million, driven by the revenue growth in its Mercosur and Mexico divisions. FEMSA Comercio’s revenues increased 16.3% to Ps. 62,259 million, mainly driven by the opening of 1,092 net new stores combined with an average increase of 5.2% in same-store sales.

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

Coca-Cola FEMSA

Total Revenues

Coca-Cola FEMSA total revenues increased 0.7% to Ps. 103,456 million in 2010, compared to Ps. 102,767 million in 2009 as a result of revenue growth in Coca-Cola FEMSA’s Mercosur and Mexico divisions and despite the devaluation of the Venezuelan bolívar, which affected our revenues in that country. On a currency-neutral basis and excluding the acquisition of Brisa in Colombia, total revenues increased approximately 15% in 2010.

Consolidated average price per unit case decreased 2.6%, reaching Ps. 39.89 in 2010 as compared to Ps. 40.95 in 2009, reflecting the devaluation in the Venezuelan bolívar.

Consolidated total sales volume reached 2,499.5 million unit cases in 2010, compared to 2,428.6 million unit cases in 2009, an increase of 2.9%. Volume growth resulted largely from increases in sparkling beverages, which grew 2.6% and accounted for more than 70% of incremental volumes, mainly driven by the Coca-Cola brand. The still beverage category, mainly driven by the Jugos del Valle line of business in Coca-Cola FEMSA’s key operations, contributed with approximately 20% of the incremental volumes and the bottled water category represented the balance. Excluding the acquisitions of Brisa, total sales volume increased 1.6% to reach 2,479.6 million unit cases.

Gross Profit

Cost of sales increased 1.1% to Ps. 55,534 million in 2010 compared to Ps. 54,952 million in 2009, as a result of increases in the cost of sweeteners of our operations, which were partially offset by the appreciation of the Brazilian real, the Colombian peso and the Mexican peso as applied to Coca-Cola FEMSA’s U.S. dollar-denominated raw material costs. Gross profit increased 0.2% to Ps. 47,922 million in 2010, as compared to 2009, despite the devaluation of the Venezuelan bolívar; Coca-Cola FEMSA’s gross margin decreased 0.2 percentage points to 46.3% in 2010.

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

Gross Profit

Cost of sales increased 15.1% to Ps. 41,220 million in 2010, below total revenue growth, compared with Ps. 35,825 million in 2009. As a result, gross profit reached Ps. 21,039 million in 2010, which represented an 18.7% increase from 2009. Gross margin expanded 0.7 percentage points to reach 33.8% of total revenues. This increase reflects a positive mix shift due to (i) the growth of higher margin categories, (ii) more effective collaboration and execution with FEMSA Comercio’s key supplier partners and more efficient use of promotion-related marketing resources, and (iii) to a lesser extent, the continued mix shift toward electronic air-time recharges as described above.

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

Net controlling interest amounted to Ps. 40,251 million in 2010 compared to Ps. 9,908 million in 2009. Net controlling interest in 2010 per FEMSA Unit(2) was Ps. 11.25 (US$ 9.08 per ADS).

Liquidity and Capital Resources

Liquidity

Each of our sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2011, 76.9% of our outstanding consolidated total indebtedness was at the level of our sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, we expect to continue to finance our operations and capital requirements primarily at the level of our sub-holding companies. Nonetheless, we may decide to incur indebtedness at our holding company in the future to finance the operations and capital requirements of our subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, we depend on dividends and other distributions from our subsidiaries to service our indebtedness.

We continuously evaluate opportunities to pursue acquisitions or engage in joint ventures or other transactions. We would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness and capital stock.

Our principal source of liquidity has generally been cash generated from our operations. We have traditionally been able to rely on cash generated from operations because a significant majority of the sales of Coca-Cola FEMSA and FEMSA Comercio are on a cash or short-term credit basis, and FEMSA Comercio’s OXXO stores are able to finance a significant portion of their initial and ongoing inventories with supplier credit. Our principal use of cash has generally been for capital expenditure programs, debt repayment and dividend payments.

The following is a summary of the principal sources and uses of cash for the years ended December 31, 2011, 2010 and 2009, from our consolidated statement of cash flows:

Principal Sources and Uses of Cash

of Continuing Operations

Years ended December 31, 2011, 2010 and 2009

(in millions of Mexican pesos)(1)

	2011	2010	2009
Net cash flows provided by operating activities	Ps.22,244	Ps.17,802	Ps.22,744
Net cash flows (used in) provided by investing activities(2)	(18,090)	6,178	(11,376)
Net cash flows used in financing activities(3)	(6,922)	(10,496)	(7,889)
Dividends paid	(6,625)	(3,813)	(2,246)

(1)	As of April 30, 2010 FEMSA no longer controls FEMSA Cerveza. As a result, principal sources and uses of cash of discontinued operations are presented in a separate line in the consolidated statements of cash flows (see “Item 18. Financial Statements”).

(2)	Includes net investments in property, plant and equipment, investment in shares and other assets.

(3)	Includes dividends declared and paid.

[2]

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

Our consolidated total indebtedness as of December 31, 2011, was Ps. 29,604 million compared to Ps. 25,506 million as of December 31, 2010. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 5,573 million and Ps. 24,031 million, respectively, as of December 31, 2011, as compared to Ps. 3,303 million and Ps. 22,203 million, respectively, as of December 31, 2010. Cash and cash equivalents were Ps. 26,329 million as of December 31, 2011, as compared to Ps. 27,097 million as of December 31, 2010.

We believe that our sources of liquidity as of December 31, 2011, were adequate for the conduct of our sub-holding companies’ businesses and that we will have sufficient working capital available to meet our expenditure demands and financing needs in 2012 and in the following years.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2011.

	Maturity
	Less than 1 year	1 - 3 years	3 - 5 years	In excess of 5 years	Total
	(in millions of Mexican pesos)
Long-Term Debt
Mexican pesos	Ps.3,067	Ps.5,158	Ps.5,325	Ps.5,837	Ps.19,387
Brazilian reais	9	30	24	36	99
Colombian pesos	935	—	—	—	935
U.S. dollars	42	209	—	6,990	7,241
Argentine pesos	644	81	—	—	725
Capital Leases
Colombian pesos	205	181	—	—	386
Brazilian reais	33	82	78	—	193
Interest payments(1)
Mexican pesos	1,042	1,690	781	795	4,309
Brazilian reais	22	28	9	4	62
Colombian pesos	53	10	—	—	63
U.S. dollars	326	647	646	1,023	2,642
Argentine pesos	86	2	—	—	88
Interest rate swaps and cross currency swaps(2)
Mexican pesos	887	1,516	1,011	694	4,109
Brazilian reais	22	28	10	2	62
Colombian pesos	53	12	—	—	65
U.S. dollars	325	648	646	646	2,266
Argentine pesos	86	13	—	—	99
Operating leases
Mexican pesos	2,370	4,380	3,914	11,324	21,988
U.S. dollars	113	210	873	—	1,196
Others	203	187	18	—	408
Commodity price contracts
U.S. dollars	427	327	—	—	754
Expected benefits to be paid for pension plans, seniority premiums, post-retirement medical benefits and severance indemnities	579	759	682	1,739	3,759
Other long-term liabilities(3)	—	—	—	4,760	4,760

(1)	Interest was calculated using long-term debt as of and interest rate amounts in effect on December 31, 2011 without considering interest rate swaps agreements. The debt and applicable interest rates in effect are shown in Note 17 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 13.9787 per US$ 1.00, the exchange rate quoted to us by dealers for the settlement of obligations in foreign currencies on December 30, 2011.

(2)	Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the difference between the interest rate swaps and cross currency swaps and the nominal interest rates contracted to long-term debt as of December 31, 2011, and the market value of the unhedged cross currency swaps.

(3)	Other long-term liabilities include contingent liabilities and others. Other long-term liabilities additionally reflects those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

As of December 31, 2011, Ps. 5,573 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).

As of December 31, 2011, our consolidated average cost of borrowing, after giving effect to the cross currency and interest rate swaps, was approximately 6.3%, an increase of 0.5% percentage points compared to 5.8% in 2010. As of December 31, 2011, after giving effect to cross currency swaps, approximately 63% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 27% in U.S. dollars, 6% in Colombian pesos, 4% in Argentine pesos and the remaining 1% in Brazilian reais.

Overview of Debt Instruments

The following table shows the allocations of total debt of our company as of December 31, 2011:

	Total Debt Profile of the Company
	FEMSA and Others	Coca-Cola FEMSA	FEMSA Comercio	Total Debt
	(in millions of Mexican pesos)
Short-term Debt
Argentine pesos:
Bank loans	Ps. —	Ps. 325	Ps. —	Ps. 325
Colombian pesos
Bank loans	—	295	—	295
Mexican pesos
Capital leases	—	18	—	18
Long-term Debt(1)
Mexican pesos:
Bank loans	—	4,550	—	4,550
Units of Investment (UDIs)	3,337	—	—	3,337
Senior notes	3,500	8,000	—	11,500
U.S. dollars:
Bank loans	—	7,241	—	7,241
Brazilian reais:
Bank Loans	—	81	—	81
Capital leases	193	18	—	211
Colombian pesos:
Bank Loans	—	935	—	935
Capital leases	—	386	—	386
Argentine pesos:
Bank Loans	—	725	—	725
Total	Ps. 7,030	Ps. 22,574	—	Ps. 29,604
Average Cost(2)
Mexican pesos	6.1%	6.8%	—	6.6%
U.S. dollars	—	4.3%	—	4.3%
Brazilian reais	11.0%	4.5%	—	8.8%
Argentine pesos	—	17.3%	—	17.3%
Colombian pesos	—	6.4%	—	6.4%
Total	6.2%	6.4%	—	6.3%

(1)	Includes the Ps. 4,395 million current portion of long-term debt.

(2)	Includes the effect of cross currency and interest rate swaps. Average cost is determined based on interest rates as of December 31, 2011.

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

As of December 31, 2011, we were in compliance with all of Coca-Cola FEMSA’s covenants. FEMSA was not subject to any financial covenants as of that date. A significant and prolonged deterioration in our consolidated results from operations could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Summary of Debt

The following is a summary of our indebtedness by sub-holding company and for FEMSA as of December 31, 2011:

•

Coca-Cola FEMSA. Coca-Cola FEMSA’s total indebtedness was Ps. 22,574 million as of December 31, 2011, as compared to Ps. 17,351 million as of December 31, 2010. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 5,540 million and Ps. 17,034 million, respectively, as of December 31, 2011, as compared to Ps. 1,840 million and Ps. 15,511 million, respectively, as of December 31, 2010. Total debt increased Ps. 5,223 million in 2011, compared to year-end 2010. In April 2011, Coca-Cola FEMSA issued two series of Mexican peso-denominated bonds, in 5-year floating rate and 10-year fixed rate tranches, in a principal amount of Ps. 2,500 million each. Proceeds from such issuances were used for general corporate purposes, as well as to pay down existing debt. As of December 31, 2011, cash and cash equivalents were Ps. 12,331 million, as compared to Ps. 12,534 million as of December 31, 2010. As of December 31, 2011, Coca-Cola FEMSA’s cash and cash equivalents were comprised of 47.0% U.S. dollars, 23.2% Mexican pesos, 13.4% Brazilian reais, 13.1% Venezuelan bolivars, 1.6% Colombian pesos and 1.0% Argentine pesos.

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

Coca-Cola FEMSA’s average cost of debt, based on interest rates as of December 31, 2011 and after giving effect to cross currency and interest rate swaps, was 4.3% in U.S. dollars, 6.8% in Mexican pesos, 6.4% in Colombian pesos, 4.5% in Brazilian reais and 17.3% in Argentine pesos as of December 31, 2011, compared to 4.5% in U.S. dollars, 6.2% in Mexican pesos, 4.5% in Colombian pesos, 4.5% in Brazilian reais and 16.0% in Argentine pesos as of December 31, 2010.

•	FEMSA Cerveza. On April 30, 2010, Heineken N.V. assumed the total outstanding debt of FEMSA Cerveza. See “Item 4. Information on the Company—The Company—Corporate Background.”

•	FEMSA Comercio. As of December 31, 2011, FEMSA Comercio did not have outstanding debt.

•

FEMSA. As of December 31, 2011, FEMSA had total outstanding debt of Ps. 7,030 million, which is comprised of Ps. 3,500 million of certificados bursátiles, which mature in 2013, Ps. 3,337 million of unidades de inversión (inflation indexed units, or UDIs), which mature in November 2017, and Ps. 193 million of financial leases with maturity dates between 2012 and 2016. FEMSA’s average cost of debt, after giving effect to interest rate swaps and cross currency swaps, as of December 31, 2011, was 6.2% in Mexican pesos.

Contingencies

We have various loss contingencies, for which reserves have been recorded in those cases where we believe an unfavorable resolution is probable and can be reasonably quantified. See “Item 8. Financial Information—Legal Proceedings.” Most of these loss contingencies were recorded in Coca-Cola FEMSA’s books as reserves as a result of Panamco acquisition. Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.

The following table presents the nature and amount of loss contingencies recorded as of December 31, 2011:

Loss Contingencies As of December 31, 2011
(in millions of Mexican pesos)
Taxes, primarily indirect taxes	Ps. 1,405
Legal	1,128
Labor	231

Total	Ps. 2,764

As is customary in Brazil, we have been asked by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 2,418 million and of Ps. 2,292 million as of December 31, 2011 and 2010, respectively, by pledging fixed assets or providing bank guarantees.

In connection with certain past business combinations, Coca-Cola FEMSA has been indemnified by the sellers for certain contingencies. The agreements in connection with Coca-Cola FEMSA’s recent mergers with the beverage divisions of Grupo Tampico and Grupo CIMSA, respectively contain comparable indemnification provisions. See “Item 4. Information on the Company—The Company—Coca-Cola FEMSA—Recent Mergers and Acquisitions.”

We have other contingencies that, based on a legal assessment of their risk of loss, have been classified by our legal counsel as more than remote but less than probable. These contingencies have a financial impact that is disclosed as loss contingencies in the notes of the consolidated financial statements. These contingencies, or our assessment of them, may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of December 31, 2011, the aggregate amount of such contingencies for which we had not recorded a reserve was Ps. 6,781 million.

Capital Expenditures

For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures reached Ps. 12,515 million in 2011 compared to Ps. 11,171 million in 2010, an increase of 12.0%. This was primarily due to capacity-related investments at Coca-Cola FEMSA and incremental investments at FEMSA Comercio, mainly related to store expansion. The principal components of our capital expenditures have been for equipment, market-related investments and production capacity and distribution network expansion at Coca-Cola FEMSA and the opening of new stores at FEMSA Comercio. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2012

Our capital expenditure budget for 2012 is expected to be approximately US$ 1,100 million. The following discussion is based on each of our sub-holding companies’ internal 2012 budgets. The capital expenditure plan for 2012 is subject to change based on market and other conditions and the subsidiaries’ results from operations and financial resources.

Coca-Cola FEMSA’s capital expenditures in 2012 are expected to be up to approximately US$ 700 million. Coca-Cola FEMSA’s capital expenditures in 2012 are primarily intended for:

•	investments in production capacity (primarily for one plant in Colombia and one in Brazil);

•	market investments (primarily for the placement of coolers);

•	returnable bottles and cases;

•	improvements throughout its distribution network; and

•	investments in IT.

Coca-Cola FEMSA estimates that of its projected capital expenditures for 2012, approximately 35.0% will be for its Mexican territories and the remainder will be for its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budgeted capital expenditures for 2012. Coca-Cola FEMSA’s capital expenditure plan for 2012 may change based on market and other conditions and on its results from operations and financial resources.

FEMSA Comercio’s capital expenditure budget in 2012 is expected to total approximately US$ 350 million, and will be allocated to the opening of new OXXO stores and to a lesser extent to the refurbishing of existing OXXO stores and the investment in two new distribution centers. In addition, investments are planned in FEMSA Comercio’s IT, ERP software updates and transportation equipment.

Hedging Activities

Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative financial instruments as of December 31, 2011. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

Fair Value At December 31, 2011
	Maturity less than 1 year	Maturity 1 - 3 years	Maturity 3 - 5 years	Maturity in excess of 5 years	Fair Value Asset (Liability)
(in millions of Mexican pesos)
Prices quoted by external sources	Ps. 457	Ps. (229)	Ps. (184)	Ps. 860	Ps. 903

Plan for the Disposal of Certain Fixed Assets

We have identified certain fixed assets consisting of land, buildings and equipment for disposal, and we have an approved program for disposal of these fixed assets. These assets are not in use and have been valued at their estimated net realizable value without exceeding their restated acquisition cost. These assets are allocated as follows:

	December 31,
	2011		2010
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	79	Ps.	1899
Other subsidiaries		22		43

Total	Ps.	101	Ps.	2322

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

U.S. GAAP Reconciliation

The principal differences between Mexican FRS and U.S. GAAP that affect our net income and majority stockholders’ equity relate to the accounting treatment of the following items:

•

consolidation of our subsidiary Coca-Cola FEMSA, which is a consolidated subsidiary for purposes of Mexican FRS but presented under the equity method for U.S. GAAP purposes up until January 31, 2010. As of February 1, 2010, we acquired control of Coca-Cola FEMSA through a business acquisition without any transfer of consideration under U.S. GAAP (see “Item 18. Financial Statements”);

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

•	FEMSA’s non-controlling interest acquisition and sales;

•	deferred income taxes and deferred employee profit sharing;

•	capitalization of comprehensive financing result;

•	employee benefits; and

•

effects of inflation, as pursuant to Mexican FRS through 2007, our audited consolidated financial statements recognize certain effects of inflation in accordance with Bulletin B-10. As a result of discontinued inflationary accounting for subsidiaries that operate in non-inflationary environments, our financial statements are no longer considered to be presented in a reporting currency that comprehensively includes the effects of price level changes. Therefore, the inflationary effects of inflationary economic environments arising in 2009, 2010 and 2011 resulted in a difference to be reconciled for U.S. GAAP purposes, except for the inflation effects from our subsidiary in Venezuela. Venezuela is considered to be a hyperinflationary environment since 2010, and we have therefore applied the accommodation provided for in Item 17(c)(2)(iv)(B) of the instructions to Form 20-F, pursuant to which a U.S. GAAP reconciliation is not required if financial statements stated in the currency of a hyperinflationary economy are translated into the reporting currency in accordance with IAS 21, “Changes in Foreign Exchange Rates.” Because we apply NIF B-10, which complies with the indexation requirements of IAS 21 and IAS 29, “Financial Reporting in Hyperinflationary Economies,” we are eligible for such accommodation.

For a more detailed description of the differences between Mexican FRS and U.S. GAAP as they relate to us, as well as U.S. GAAP consolidated balance sheets, statements of income and comprehensive income, and cash flows for the same periods presented for Mexican FRS purposes, and for the consolidated statement of changes in stockholders’ equity for the years ended December 31, 2011 and 2010, as well as reconciliation of net income, comprehensive income and stockholders’ equity under Mexican FRS to net income, comprehensive income and stockholders’ equity under U.S. GAAP, see Notes 26 and 27 to our audited consolidated financial statements.

Under U.S. GAAP, we had net income attributable to controlling interest of Ps. 12,449 million and Ps. 67,445 million in 2011 and 2010, respectively. Under Mexican FRS, we had net controlling interest income of Ps. 15,133 million and Ps. 40,251 million in 2011 and 2010, respectively. In 2011, net income attributable to controlling interest under U.S. GAAP was lower than net controlling income under Mexican FRS, mainly due to the elimination of income attributable to Heineken under U.S. GAAP, in accordance with the equity method, which was applied for Mexican FRS but not U.S. GAAP.

Controlling interest equity under U.S. GAAP as of December 31, 2011 and 2010 was Ps. 182,644 million and Ps. 163,641 million, respectively. Under Mexican FRS, controlling interest equity as of December 31, 2011 and 2010 was Ps. 133,580 million and Ps. 117,348 million, respectively. The principal reason for the difference between controlling interest stockholders’ equity under U.S. GAAP and controlling interest equity under Mexican FRS was the reconciliation effects of the fair valuation of recognized regarding the Coca-Cola FEMSA acquisition in 2010 for U.S. GAAP purposes.

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

Our bylaws provide that the board of directors shall meet at least once every three months. Actions by the board of directors must be approved by at least a majority of the directors present and voting. The chairman of the board of directors, the chairman of our audit or corporate practices committee, or at least 25% of our directors may call a board of directors’ meeting and include matters in the meeting agenda.

Our board of directors was elected at the AGM held on March 23, 2012, and currently consists of 17 directors and 15 alternate directors. The following table sets forth the current members of our board of directors:

Series B Directors

José Antonio Fernández Carbajal Chairman of the Board and Chief Executive Officer of FEMSA	Born:	February 1954
	First elected (Chairman):	2001
	First elected (Director):	1984
	Term expires:	2013
	Principal occupation:	Chairman and Chief Executive Officer of FEMSA
	Other directorships:	Chairman of the board of Coca-Cola FEMSA and Fundación FEMSA A.C., Vice-Chairman of the supervisory board of Heineken N.V. and member of the board of Heineken Holding N.V., Chairman of the board of Instituto Tecnológico y de Estudios Superiores de Monterrey, (ITESM), and member of the boards of Industrias Peñoles, S.A.B. de C.V. (Peñoles), Grupo Televisa, S.A.B. (Televisa), Controladora Vuela Compañía de Aviación, S.A. de C.V. (Volaris) and US Mexico Foundation, and Co-chairman of the Advisory Board of Woodrow Wilson Center, Mexico Institute
	Business experience:	Joined FEMSA’s strategic planning department in 1988, held managerial positions at FEMSA Cerveza’s commercial division and OXXO, was appointed Deputy Chief Executive Officer of FEMSA in 1991, and was appointed our Chief Executive Officer in 1995
	Education:	Holds a degree in industrial engineering and an MBA from ITESM
	Alternate director:	Federico Reyes García

Eva Garza Lagüera Gonda(1) Director	Born:	April 1958
	First elected:	1999
	Term expires:	2013
	Principal occupation:	Private investor
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, ITESM and Premio Eugenio Garza Sada
	Education:	Holds a degree in Communication Sciences from ITESM
	Alternate director:	Bárbara Garza Lagüera Gonda(2)

Paulina Garza Lagüera Gonda (2) Director	Born:	March 1972
	First elected:	2009
	Term expires:	2013
	Principal occupation:	Private investor
	Other directorships:	Member of the board of directors of Coca-Cola FEMSA
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Othón Páez Garza

José Fernando Calderón Rojas Director	Born:	July 1954
	First elected:	2005
	Term expires:	2013
	Principal occupation:	Chief Executive Officer of Franca Servicios, S.A. de C.V., Servicios Administrativos de Monterrey, S.A. de C.V., Regio Franca, S.A. de C.V., and Franca Industrias, S.A. de C.V.
	Other directorships:	Chairman of the boards of Franca Servicios, S.A. de C.V., Franca Industrias, S.A. de C.V., Regio Franca, S.A. de C.V., and Servicios Administrativos de Monterrey, S.A. de C.V., and member of the boards of Bancomer and Alfa, S.A.B. de C.V. (Alfa)
	Education:	Holds a law degree from the Universidad Autónoma de Nuevo León (UANL) and completed specialization studies in tax at UANL
	Alternate director:	Francisco José Calderón Rojas(3)

Consuelo Garza de Garza Director	Born:	October 1930
	First elected:	1995
	Term expires:	2013
	Business experience:	Founder and former President of Asociación Nacional Pro-Superación Personal, (a non-profit organization)
	Alternate director:	Alfonso Garza Garza(4)

Max Michel Suberville Director	Born:	July 1932
	First elected:	1985
	Term expires:	2013
	Principal occupation:	Private Investor
	Other directorships:	Co-chairman of the equity committee of El Puerto de Liverpool, S.A.B. de C.V. (Liverpool). Member of the boards of Coca-Cola FEMSA, Peñoles, Grupo Nacional Provincial, S.A.B. (GNP), Grupo Profuturo, S.A. de C.V. (Profuturo), Grupo GNP Pensiones, S.A. de C.V. y Afianzadora Sofimex, S.A.
	Education:	Holds a graduate degree from The Massachusetts Institute of Technology and completed post-graduate studies at Harvard University
	Alternate director:	Max Michel González(5)

Alberto Bailleres González Director	Born:	August 1931
	First elected:	1989
	Term expires:	2013
	Principal occupation:	Chairman of the boards of directors of Grupo BAL, S.A. de C.V. Peñoles, GNP, Fresnillo plc, Grupo Palacio de Hierro, S.A.B. de C.V., Profuturo and Valores Mexicanos Casa de Bolsa, S.A. de C.V., and Chairman of the Governance Board of Instituto Tecnológico Autónomo de México.
	Other directorships:	Member of the boards of directors of BBVA Bancomer, Bancomer, Dine, S.A.B. de C.V. (formerly Grupo Desc) (Dine), Televisa, Grupo Kuo, S.A.B. de C.V. (formerly Grupo Desc) (Kuo), and member of the advisory board of JP Morgan International Council
	Education:	Holds an economics degree and an Honorary Doctorate both from Instituto Tecnológico Autónomo de México
	Alternate director:	Arturo Fernández Pérez

Francisco Javier Fernández Carbajal(6) Director	Born:	April 1955
	First elected:	2005
	Term expires:	2013
	Principal occupation:	Chief Executive Officer of Servicios Administrativos Contry, S.A. de C.V.
	Other directorships:	Chairman of the boards of directors of Primero Fianzas, S.A., Primero Seguros, S.A. and Primero Seguros Vida, S.A. and member of the boards of directors of Visa, Inc., Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Alfa, Liverpool, Cemex, S.A.B. de C.V., Frisa Forjados, S.A. de C.V., Corporación EG, S.A. de C.V. and Fresnillo, Plc.
	Education:	Holds degrees in mechanical and electrical engineering from ITESM and an MBA from Harvard Business School
	Alternate director:	Javier Astaburuaga Sanjines

Ricardo Guajardo Touché Director	Born:	May 1948
	First elected:	1988
	Term expires:	2013
	Principal occupation:	Chairman of the board of directors of Solfi, S.A.
	Other directorships:	Member of the boards of directors of Grupo Valores Monterrey, Liverpool, Alfa, BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR), Grupo Industrial Bimbo, S.A.B. de C.V. (Bimbo), Bancomer, Grupo Coppel and Coca-Cola FEMSA
	Education:	Holds degrees in electrical engineering from ITESM and the University of Wisconsin and a master’s degree from the University of California at Berkeley
	Alternate director:	Alfonso González Migoya

Alfredo Livas Cantú Director	Born:	July 1951
	First elected:	1995
	Term expires:	2013
	Principal occupation:	Chairman of the board of directors of Grupo Industrial Saltillo, S.A.B. de C.V.
	Other directorships:	Member of the boards of directors of Grupo Senda Autotransporte, S.A. de C.V., Grupo Acosta Verde, S.A. de C.V., Evox, and Grupo Financiero Banorte S.A.B. de C.V., Grupo Proeza, S.A. de C.V. and Grupo Christus Muguerza
	Education:	Holds an economics degree from UANL and an MBA and masters degree in economics from the University of Texas
	Alternate Director:	Sergio Deschamps Ebergenyi

Mariana Garza Lagüera Gonda(2) Director	Born:	April 1970
	First elected:	2001
	Term expires:	2013
	Principal occupation:	Private Investor
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, Hospital San José Tec de Monterrey and Museo de Historia Mexicana
	Education:	Holds a business administration degree in Industrial Engineering from ITESM and a Master of International Management from the Thunderbird American Graduate School of International Management
	Alternate director:	Juan Guichard Michel(7)

José Manuel Canal Hernando Director	Born:	February 1940
	First elected:	2003
	Term expires:	2013
	Principal occupation:	Private consultant
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, Banco Compartamos, S.A., Kuo, Consorcio Comex, Grupo Industrial Saltillo, S.A.B. de C.V., Grupo Acir, S.A. de C.V., Satelites Mexicanos, S.A. de C.V. and Grupo Diagnóstico Proa, S.A. de C.V.
	Education:	Holds a CPA degree from the Universidad Nacional Autónoma de México
	Alternate director:	Ricardo Saldívar Escajadillo

Series D Directors

Armando Garza Sada Director	Born:	June 1957
	First elected:	2003
	Term expires:	2013
	Principal occupation:	Chairman of the board of directors of Alfa
	Other directorships:	Member of the boards of directors of Liverpool, Grupo Lamosa S.A.B. de C.V., Bolsa Mexicana de Valores, S.A.B. de C.V., MVS Comunicaciones, S.A. de C.V., ITESM, Frisa Forjados, S.A. de C.V. and CYDSA, S.A.B. de C.V.
	Business experience:	He has a long professional career in Alfa, including Executive Vice-President of Corporate Development
	Education:	Holds a B.S. in Management from the Massachusetts Institute of Technology and an MBA from Stanford University
	Alternate director:	Enrique F. Senior Hernández

Moisés Naim Director	Born:	July 1952
	First elected:	2011
	Term expires:	2013
	Principal occupation:	Senior Associate of Carnegie Endowment for International Peace
	Business experience:	Former Editor in Chief of the Washington Post Co.
	Education:	Holds a degree from the Universidad Metropolitana de Venezuela and a Master of Science and PhD from the Massachusetts Institute of Technology
	Alternate director:	Francisco Zambrano Rodríguez

Helmut Paul Director	Born:	March 1940
	First elected:	1988
	Term expires:	2013
	Principal occupation:	Member of the Advisory Council of Zurich Financial Services
	Other directorships:	Member of the board of directors of Coca-Cola FEMSA
	Business experience:	Advisor at Darby Overseas Investment, Ltd.
	Education:	Holds an MBA from the University of Hamburg
	Alternate director:	Ernesto Cruz Velázquez de León

Michael Larson Director	Born:	October 1959
	First elected:	2011
	Term expires:	2013
	Principal occupation:	Chief Investment Officer of William H. Gates III
	Other directorships:	Member of the boards of directors of AutoNation, Inc, Republic Services, Inc, Ecolab, Inc., Cavemont and Televisa, and chairman of the board of trustees of Western Asset/Claymore Inflation-Linked Securities & Income Fund and Western Asset/Claymore Inflation-Linked Opportunities & Income Fund
	Business experience:	Former member of the boards of directors of Pan American Silver, Corp. and Hamilton Lane Advisors
	Education:	Holds an MBA from the University of Chicago and a BA from Claremont Men’s College

Robert E. Denham Director	Born:	August 1945
	First elected:	2001
	Term expires:	2013
	Principal occupation:	Partner of Munger, Tolles & Olson LLP law firm
	Other directorships:	Member of the boards of directors of New York Times Co., Oaktree Capital Group, LLC, UGL Limited and Chevron Corp.
	Education:	Magna cum laude graduate from the University of Texas, holds a JD from Harvard Law School and an M.A. in Government from Harvard University.

(1)	Wife of José Antonio Fernández Carbajal.

(2)	Sister-in-law of José Antonio Fernández Carbajal.

(3)	Brother of José Calderón Rojas.

(4)	Son of Consuelo Garza de Garza.

(5)	Son of Max Michel Suberville.

(6)	Brother of José Antonio Fernández Carbajal.

(7)	Nephew of Max Michel Suberville.

Senior Management

The names and positions of the members of our current senior management and that of our principal sub-holding companies, their dates of birth and information on their principal business activities both within and outside of FEMSA are as follows:

FEMSA

José Antonio Fernández Carbajal Chairman of the Board and Chief Executive Officer of FEMSA	See “—Directors.” Joined FEMSA: Appointed to current position:	1987 1994

Javier Gerardo Astaburuaga Sanjines Chief Financial Officer and Executive Vice-President of Finance and Strategic Development	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:

July 1959

1982

2006

Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance, held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer, and for two years was FEMSA Cerveza’s Director of Sales for the north region of Mexico until 2003, in which year he was appointed FEMSA Cerveza’s Co-Chief Executive Officer

	Directorships:	Member of the board of Coca-Cola FEMSA and member of the Supervisory Board of directors of Heineken N.V.
	Education:	Holds a CPA degree from ITESM

Federico Reyes García Vice-President of Corporate Development of FEMSA	Born: Joined FEMSA: Appointed to current position:	September 1945 1992 2006
	Business experience within FEMSA:	Executive Vice-President of Corporate Development from 1992 to 1993, and Chief Financial Officer from 1999 until 2006
	Directorships:	Member of the boards of Coca-Cola FEMSA and Optima Energía
	Education:	Holds a degree in business and finance from ITESM

José González Ornelas Vice-President of Administration and Corporate Control of FEMSA	Born: Joined FEMSA: Appointed to current position:	April 1951 1973 2001
Business experience within FEMSA:

Has held several managerial positions in FEMSA including Chief Financial Officer of FEMSA Cerveza, Director of Planning and Corporate Development of FEMSA and Chief Executive Officer of FEMSA Logística, S.A. de C.V.

	Directorships:	Member of the board of directors of Productora de Papel, S.A.
	Education:	Holds a CPA degree from UANL and has post-graduate studies in business administration from the Instituto Panamericano de Alta Dirección de Empresa (IPADE)

Alfonso Garza Garza Vice-President of Human Resources and Strategic Procurement, Business Processes, and Information Technology	Born: Joined FEMSA: Appointed to current position:	July 1962 1985 2009
Business experience within FEMSA:

Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Cerveza and as Chief Executive Officer of FEMSA Empaques, S.A. de C.V.

	Directorships:	Member of the boards of directors of Coca-Cola FEMSA, ITESM and Nutec, S.A. de C.V., vice chairman of the communications council of Confederación Patronal de la República Mexicana, S.P. (COPARMEX) and chairman of COPARMEX Nuevo León
	Education:	Holds a degree in Industrial Engineering from ITESM and an MBA from IPADE

Genaro Borrego Estrada Vice-President of Corporate Affairs	Born: Joined FEMSA: Appointed to current position:	February 1949 2007 2007

Professional experience:

Constitutional Governor of the Mexican State of Zacatecas from 1986 to 1992, General Director of the Mexican Social Security Institute from 1993 to 2000, and Senator in Mexico for the State of Zacatecas from 2000 to 2006

	Directorships:	Member of the board of TANE, S.A. de C.V.
	Education:	Holds a bachelor’s degree in International Relations from the Universidad Iberoamericana

Carlos Aldrete Ancira General Counsel and Secretary of the Board of Directors	Born: Joined FEMSA: Appointed to current position:	August 1956 1979 1996
	Directorships:	Secretary of the board of directors of FEMSA and secretary of the board of directors of all of the sub-holding companies of FEMSA
	Business experience within FEMSA:	Extensive experience in international business and financial transactions, debt issuances and corporate restructurings and expertise in securities and private mergers and acquisitions law
	Education:	Holds a law degree from the UANL and a masters degree in Comparative Law from the College of Law of the University of Illinois

Coca-Cola FEMSA

Carlos Salazar Lomelín Chief Executive Officer of Coca-Cola FEMSA	Born: Joined FEMSA: Appointed to current position:	April 1951 1973 2000
Business experience within FEMSA:

Has held managerial positions in several subsidiaries of FEMSA, including Grafo Regia, S.A. de C.V. and Plásticos Técnicos Mexicanos, S.A. de C.V., served as Chief Executive Officer of FEMSA Cerveza, where he also held various management positions in the Commercial Planning and Export divisions

	Directorships:	Member of the boards of Coca-Cola FEMSA, BBVA Bancomer, AFORE Bancomer, S.A. de C.V., Seguros Bancomer, S.A. de C.V., member of the advisory board of Premio Eugenio Garza Sada, Centro Internacional de Negocios Monterrey A.C. (CINTERMEX), Apex and the ITESM’s EGADE Business School
	Education:	Holds a bachelor’s degree in economics from ITESM, and performed postgraduate studies in business administration at ITESM and economic development in Italy

Héctor Treviño Gutiérrez Chief Financial Officer	Born: Joined FEMSA: Appointed to current position:	August 1956 1981 1993
	Business experience within FEMSA:	Has held managerial positions in the international financing, financial planning, strategic planning and corporate development areas of FEMSA
	Directorships:	Member of the boards of SIEFORES, Insurance and Pensions of BBVA Bancomer and Vinte Viviendas Integrales, S.A.P.I. de C.V., and member of the Technical Committee of Capital-3
	Education:	Holds a degree in chemical engineering from ITESM and an MBA from the Wharton Business School

FEMSA Comercio

Eduardo Padilla Silva Chief Executive Officer of FEMSA Comercio	Born: Joined FEMSA: Appointed to current position:	January 1955 1997 2004
	Business experience within FEMSA:	Director of Planning and Control of FEMSA from 1997 to 1999 and Chief Executive Officer of the Strategic Procurement Business Division of FEMSA from 2000 until 2003
Other business experience:

Had a 20-year career in Alfa, culminating with a ten-year tenure as Chief Executive Officer of Terza, S.A. de C.V., major areas of expertise include operational control, strategic planning and financial restructuring

	Directorships:	Member of the boards of Grupo Lamosa, S.A. de C.V., Club Industrial , A.C., Asociación Nacional de Tiendas de Autoservicios y Departamentales, A.C. and NACS, and alternate member of the board of Coca-Cola FEMSA
	Education:	Holds a degree in mechanical engineering from ITESM, an MBA from Cornell University and a Masters degree from IPADE

Compensation of Directors and Senior Management

The compensation of Directors is approved at the AGM. For the year ended December 31, 2011, the aggregate compensation paid to our directors was approximately Ps. 13.5 million.

For the year ended December 31, 2011, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 1,279 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described in Note 16 to our audited consolidated financial statements. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2011, amounts set aside or accrued for all employees under these retirement plans were Ps. 4,403 million, of which Ps. 1,991 million is already funded.

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

As of March 30, 2012, the trust that manages the EVA stock incentive plan held a total of 8,757,485 BD Units of FEMSA and 2,606,007 Series L Shares of Coca-Cola FEMSA, each representing 0.24% and 0.13% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

Insurance Policies

We maintain life insurance policies for all of our employees. These policies mitigate the risk of having to pay death benefits in the event of an industrial accident. We maintain a directors’ and officers’ insurance policy covering all directors and certain key executive officers for liabilities incurred in their capacities as directors and officers.

Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of March 23, 2012, 6,922,159,485 Series B Shares representing 74.86% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”

The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of April 15, 2012 beneficially owned by our directors who are participants in the voting trust, other than the shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
Beneficial Owner	Shares	Percent of Class	Shares	Percent of Class	Shares	Percent of Class
Eva Garza Lagüera Gonda	2,665,844	0.03%	5,331,688	0.12%	5,331,688	0.12%
Mariana Garza Lagüera Gonda	2,944,090	0.03%	5,888,180	0.12%	5,888,180	0.12%
Barbara Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Paulina Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Consuelo Garza de Garza	69,488,677	0.75%	12,886,904	0.29%	12,886,904	0.29%
Alberto Bailleres González	9,475,196	0.10%	11,664,112	0.26%	11,664,112	0.26%
Alfonso Garza Garza	714,995	—	1,381,590	0.03%	1,381,590	0.03%
Max Michel Suberville	17,379,630	0.19%	34,759,260	0.80%	34,759,260	0.80%

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

Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. Each committee has a secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors:

•

Audit Committee. The Audit Committee is responsible for (1) reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements, (2) the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee and (3) identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. The current Audit Committee members are: José Manuel Canal Hernando (Chairman and Financial Expert), Francisco Zambrano Rodríguez, Ernesto Cruz Velázquez de León and Alfonso González Migoya. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Law and applicable NYSE listing standards. The Secretary of the Audit Committee is José González Ornelas, head of FEMSA’s internal audit department.

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

•

Corporate Practices Committee. The Corporate Practices Committee is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related party transactions, approve the compensation of the chief executive officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. The chairman of the Corporate Practices Committee is Helmut Paul. The additional members are: Robert E. Denham and Ricardo Saldívar Escajadillo. Each member of the Corporate Practices Committee is an independent director, as required by the Mexican Securities Law. The Secretary of the Corporate Practices Committee is Alfonso Garza Garza.

Employees

As of December 31, 2011, our headcount by geographic region was as follows: 134,985 in Mexico, 5,874 in Central America, 8,929 in Colombia, 8,431 in Venezuela, 15,229 in Brazil and 4,022 in Argentina. We include in headcount employees of third-party distributors and non-management store employees. The table below sets forth headcount for the years ended December 31, 2011, 2010, and 2009:

Headcount for the Year Ended December 31,(1)

	2011			2010		2009
	Non-Union	Union	Total	Non-Union	Union	Non-Union	Union
Sub-holding company
Coca-Cola FEMSA(2)	41,462	37,517	78,979	35,364	33,085	35,734	31,692
FEMSA Comercio(3)	56,914	26,906	83,820	51,919	21,182	43,142	17,760
Other	8,043	6,628	14,671	6,270	5,989	6,592	4,947

Total	106,419	71,051	177,470	93,553	60,256	85,468	54,399

(1)	As of April 30, 2010, FEMSA no longer controls FEMSA Cerveza. As a result, employee headcount of FEMSA Cerveza as of December 31, 2009, is not included for comparability purposes.

(2)	Includes employees of third-party distributors whom we do not consider to be our employees, amounting to 18,143, 17,347 and 17,393 in 2011, 2010 and 2009, respectively.

(3)	Includes non-management store employees, whom we do not consider to be our employees, amounting to 48,801, 44,625 and 37,429 in 2011, 2010 and 2009 respectively.

As of December 31, 2011, our subsidiaries had entered into 302 collective bargaining or similar agreements with personnel employed at our operations. Each of the labor unions in Mexico is associated with one of eight different national Mexican labor organizations. In general, we have a good relationship with the labor unions throughout our operations, except for in Colombia, Venezuela and Guatemala which are or have been the subject of significant labor-related litigation. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA.” The agreements applicable to our Mexican operations generally have an indefinite term and provide for an annual salary review and for review of other terms and conditions, such as fringe benefits, every two years.

The table below sets forth the number of collective bargaining agreements and unions for our employees:

Collective Bargaining Labor Agreements Between

Sub-holding Companies and Unions

As of December 31, 2011

Sub-holding Company	Collective Bargaining Agreements	Labor Unions
Coca-Cola FEMSA	117	67
FEMSA Comercio(1)	104	4
Others	81	11
Total	302	82

(1)	Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to the company as of March 23, 2012. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of March 23, 2012

	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Total Shares of FEMSA CapitalStock
	Shares Owned	Percent of Class	Shares Owned	Percent of Class	Shares Owned	Percent of Class
Shareholder
Technical Committee and Trust Participants under the Voting Trust(4)	6,922,159,485	74.86%	—	0%	—	0%	38.69%
William H. Gates III(5)	281,053,490	3.04%	562,106,980	13.00%	562,106,980	13.00%	7.85%
Aberdeen Asset Management PLC(6)	271,902,190	2.95%	543,804,380	12.58%	543,804,380	12.58%	7.60%

(1)	As of March 23, 2012, there were 9,246,420,270 Series B Shares outstanding.

(2)	As of March 23, 2012, there were 4,322,355,540 Series D-B Shares outstanding.

(3)	As of March 23, 2012, there were 4,322,355,540 Series D-L Shares outstanding.

(4)	As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), J.P. Morgan (Suisse), S.A., as Trustee under a trust controlled by Paulina Garza Lagüera Gonda, Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Eva Gonda Rivera, Eva Maria Garza Lagüera Gonda, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres González, Maria Teresa Gual Aspe de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the Garza Lagüera family), Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David) and BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard).

(5)	As reported on Schedule 13D filed on March 28, 2011, includes aggregate shares beneficially owned by Cascade Investments, LLC, over which William H. Gates III has sole voting and dispositive power, and shares beneficially owned by the Bill and Melinda Gates Foundation Trust, over which William H. Gates III and Melinda French Gates have shared voting and dispositive power.

(6)	As reported on Schedule 13G filed on January 11, 2012 by Aberdeen Asset Management PLC.

As of March 30, 2012, there were 48 holders of record of ADSs in the United States, which represented approximately 58% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

Related-Party Transactions

Voting Trust

The trust participants, who are our principal shareholders, agreed on May 6, 1998 to deposit a majority of their shares, which we refer to as the trust assets, of FEMSA into the voting trust, and later entered into an amended agreement on August 8, 2005, following the substitution by Banco Invex, S.A. as trustee to the voting trust. The primary purpose of the voting trust is to permit the trust assets to be voted as a block, in accordance with the instructions of the technical committee. The trust participants are separated into seven trust groups and the technical committee is comprised of one representative appointed by each trust group. The number of B Units corresponding with each trust group (the proportional share of the shares deposited in the trust of such group) determines the number of votes that each trust representative has on the technical committee. Most matters are decided by a simple majority of the trust assets.

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

Interest of Management in Certain Transactions

The following is a summary of transactions we have entered into with entities for which members of our board of directors or management serve as a member of the board of directors or management. Each of these transactions was entered into in the ordinary course of business, and we believe each is on terms comparable to those that could be obtained in arm’s length negotiations with unaffiliated third parties. Under our bylaws, transactions entered with related parties not in the ordinary course of business are subject to the approval of our board of directors, subject to the prior opinion of the corporate practices committee.

On April 30, 2010, José Antonio Fernández Carbajal, our Chairman and Chief Executive Officer, started to serve as a member of the Board of Directors of Heineken Holding, N.V. and the Supervisory Board of Heineken N.V. Javier Astaburuaga Sanjines, our Chief Financial Officer, also serves on the supervisory Board of Heineken N.V. as of April 30, 2010. Since that date, we have made purchases of beer in the ordinary course of business from the Heineken Group in the amount of Ps. 7,063 million for the last eight months of 2010 and Ps. 9,397 million for 2011. During the last eight months of 2010, we also supplied logistics and administrative services to subsidiaries of Heineken for a total of Ps. 1,048 million, and in 2011 for Ps. 2,169 million. As of the end of December 31, 2011 and 2010, our net balance due to Heineken amounted to Ps. 1,291 million and Ps. 1,038 million, respectively.

We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans and bond offerings in the local capital markets, with subsidiaries of BBVA Bancomer, a financial services holding company of which Alberto Bailleres González, José Fernando Calderón Rojas, Ricardo Guajardo Touché and José Manuel Canal Hernando, who are also directors of FEMSA, are directors. We made interest expense payments and fees paid to BBVA Bancomer in respect of these transactions of Ps. 128 million, Ps. 108 million, and Ps. 260 million as of December 31, 2011, 2010 and 2009, respectively. The total amount due to BBVA Bancomer as of the end of December 31, 2011 and 2010 was Ps. 1.1 billion and Ps. 999 million, respectively, and we also had a balance with BBVA Bancomer of Ps. 2,791 million and Ps. 2,944 million, respectively, as of December 31, 2011 and 2010.

We regularly engage in the ordinary course of business in hedging transactions, and enter into loans and credit line facilities on an arm’s length basis with subsidiaries of Grupo Financiero Banamex, S.A. de C.V., or Grupo Financiero Banamex, a financial services holding company which qualified as our related party until March 2011. The interest expense and fees paid to Grupo Financiero Banamex as of December 31, 2011, 2010, and 2009 were Ps. 28 million, Ps. 56 million, and Ps. 61 million, respectively. As of the end of December 31, 2010, the total amount due to Grupo Financiero Banamex was Ps. 500 million, and we also had a receivable balance with Grupo Financiero Banamex of Ps. 2,103 million.

We maintain an insurance policy covering auto insurance and medical expenses for executives issued by Grupo Nacional Provincial, S.A.B., an insurance company of which Alberto Bailleres González and Max Michelle Suberville, who are also directors of FEMSA, are directors. The aggregate amount of premiums paid under these policies was approximately Ps. 59 million, Ps. 69 million, and Ps. 78 million in 2011, 2010 and 2009, respectively.

We, along with certain of our subsidiaries, spent Ps. 86 million, Ps. 37 million, and Ps. 13 million in the ordinary course of business in 2011, 2010 and 2009, respectively, in publicity and advertisement purchased from Grupo Televisa, S.A.B., a media corporation in which our Chairman and Chief Executive Officer, José Antonio Fernández Carbajal, and two of our Directors, Alberto Bailleres González and Michael Larson, serve as directors.

Coca-Cola FEMSA, in its ordinary course of business, purchased Ps. 1,248 million, Ps. 1,206 million, and Ps. 1,044 million in 2011, 2010, and 2009, respectively, in juices from subsidiaries of Jugos del Valle.

In October 2011, Coca-Cola FEMSA executed certain agreements with affiliates of Grupo Tampico to acquire specific products and services such as plastic cases, certain truck and car brands, as well as auto parts, exclusively for the territories of Grupo Tampico, which provide for certain preferences to be elected as suppliers in Coca-Cola FEMSA’s suppliers’ bidding processes.

FEMSA Comercio, in its ordinary course of business, purchased Ps. 2,270 million, Ps. 2,018 million, and Ps. 1,733 million in 2011, 2010, and 2009, respectively, in baked goods and snacks for its stores from subsidiaries of Bimbo, of which Ricardo Guajardo Touché, one of FEMSA’s directors, is a director. FEMSA Comercio also purchased Ps. 316 million and Ps. 126 million in 2011 and 2010, respectively, in juices from subsidiaries of Jugos del Valle. These purchases were entered into in the ordinary course of business, and we believe they were made on terms comparable to those that could be obtained in arm’s length negotiations with unaffiliated third parties.

José Antonio Fernández Carbajal, Eva Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Ricardo Guajardo Touché, Alfonso Garza Garza and Armando Garza Sada, who are directors of FEMSA, are also members of the board of directors of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries. For the years ended December 31, 2011, 2010, and 2009, donations to ITESM amounted to Ps. 81 million, Ps. 63 million, and Ps. 72 million, respectively.

Business Transactions between Coca-Cola FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with The Coca-Cola Company and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total payments by Coca-Cola FEMSA to The Coca-Cola Company for concentrates were approximately Ps. 21,183 million, Ps. 19,371 million, and Ps. 16,863 million in 2011, 2010, and 2009, respectively.

Coca-Cola FEMSA and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to Coca-Cola FEMSA’s coolers, bottles and cases investment program. Coca-Cola FEMSA received contributions to its marketing expenses and the coolers investment program of Ps. 2,561 million, Ps. 2,386 million, and Ps. 1,945 million in 2011, 2010, and 2009, respectively.

In December 2007 and in May 2008, Coca-Cola FEMSA sold most of its proprietary brands to The Coca-Cola Company. The proprietary brands are now being licensed back to Coca-Cola FEMSA by The Coca-Cola Company pursuant to Coca-Cola FEMSA’s bottler agreements. The December 2007 transaction was valued at US$ 48 million and the May 2008 transaction was valued at US$ 16 million. Coca-Cola FEMSA believes that both of these transactions were conducted on an arm’s length basis. Revenues from the sale of proprietary brands realized in prior years in which Coca-Cola FEMSA has a significant continuing involvement are deferred and amortized against the related costs of future sales over the estimated sales period. The balance to be amortized amounted to Ps. 302 million, Ps. 547 million, and Ps. 616 million as of December 31, 2011, 2010, and 2009, respectively. The short-term portions are included in other current liabilities as of December 31, 2011, 2010, and 2009, and amounted to Ps. 197 million, Ps. 276 million, and Ps. 203 million, respectively.

In Argentina, Coca-Cola FEMSA purchases a portion of its plastic ingot requirements for producing plastic bottles and all of its returnable plastic bottle requirements from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina, S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil in which The Coca-Cola Company has a substantial interest.

In November 2007, Administración S.A.P.I. acquired 100% of the shares of capital stock of Jugos del Valle. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In June 2008, Administración S.A.P.I. and Jugos del Valle (surviving company) were merged. Subsequently, Coca-Cola FEMSA and The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and the Brazilian operations, respectively, of Jugos del Valle, through transactions completed during 2008. Coca-Cola FEMSA currently holds an interest of 24.0% in the Mexican joint business and approximately 19.7% in the Brazilian joint business. Jugos del Valle sells juice-based beverages and fruit derivatives. Coca-Cola FEMSA distributes the Jugos del Valle line of juice-based beverages in Brazil and its territories in South America.

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

In May 2009, Coca-Cola FEMSA completed a transaction to develop the Crystal trademark water business in Brazil with The Coca-Cola Company.

In August 2010, Coca-Cola FEMSA acquired from The Coca-Cola Company along with other Brazilian Coca-Cola bottlers the business operations of the Matte Leão tea brand. As of April 20, 2012 Coca-Cola FEMSA had a 19.4% indirect interest in the Matte Leão business in Brazil.

In September 2010, FEMSA sold Promotora to The Coca-Cola Company. Promotora was the owner of the Mundet brands of soft drinks in Mexico.

In March 2011, Coca-Cola FEMSA, together with The Coca-Cola Company and through Compañía Panameña de Bebidas S.A.P.I. de C.V., acquired Estrella Azul, a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama. Coca-Cola FEMSA will continue to develop this business with The Coca-Cola Company.

In February 2012, Coca-Cola FEMSA announced that it had entered into a 12-month exclusivity agreement with The Coca-Cola Company to evaluate the potential acquisition by Coca-Cola FEMSA of a controlling ownership stake in the bottling operations owned by The Coca-Cola Company in the Philippines. Both parties believe that Coca-Cola FEMSA’s expertise and successful track record operating in fragmented markets and emerging economies could be effectively deployed in such territory, and contribute significantly toward expanding the penetration of, and consumer preference for, The Coca-Cola Company’s brands in that market. This exclusivity agreement does not require either party to enter into any transaction, and there can be no assurances that a definitive agreement will be executed.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See pages F-1 through F-144, incorporated herein by reference.

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

Coca-Cola FEMSA

Mexico

Antitrust Matters

During 2000, the CFC, pursuant to complaints filed by PepsiCo. and certain of its bottlers in Mexico, began an investigation of The Coca-Cola Company Export Corporation and its bottlers for alleged monopolistic practices through exclusivity arrangements with certain retailers.

After the corresponding legal proceedings in Mexico in 2008, a Mexican Federal Court rendered a final adverse judgment against two of the eight Mexican subsidiaries involved in the proceedings (which total number includes the beverage divisions of Grupo CIMSA and Grupo Tampico), upholding a fine of approximately Ps. 10.5 million imposed by the CFC on each of the two subsidiaries and ordering the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealing. With respect to the complaints against the remaining six subsidiaries (including the beverage divisions of Grupo CIMSA and Grupo Tampico), a final favorable resolution was rendered in the Mexican Federal Court on June 9, 2010. In March 2011, the CFC dropped all fines against and ruled in favor of all of the involved subsidiaries, on the grounds of insufficient evidence to prove individual and specific liability in the alleged antitrust violations. These resolutions are final and unappealable.

In February 2009, the CFC began a new investigation of alleged monopolistic practices consisting of sparkling beverage sales subject to exclusivity agreements and the granting of discounts and/or benefits in exchange for exclusivity arrangements with certain retailers. In December 2011, the CFC closed this investigation on the grounds of insufficient evidence of monopolistic practices by The Coca-Cola Company and its bottlers. However, on February 9, 2012, the plaintiff appealed the decision of the CFC. The CFC has not yet ruled on whether to accept or deny the appeal.

Central America

Antitrust Matters in Costa Rica

During August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission), pursuant to a complaint filed by PepsiCo. and its bottler in Costa Rica, initiated an investigation of the sales practices of The Coca-Cola Company and Coca-Cola FEMSA’s Costa Rican subsidiary for alleged monopolistic practices in retail distribution, including sales exclusivity arrangements. A ruling from the Costa Rican Antitrust Commission was issued in July 2004, which found Coca-Cola FEMSA’s subsidiary in Costa Rica engaged in monopolistic practices with respect to exclusivity arrangements, pricing and the sharing of coolers under certain limited circumstances and imposed a fine of US$ 130,000 (approximately Ps. 1.5 million). The court dismissed Coca-Cola FEMSA’s appeal of the Costa Rican Antitrust Commission’s ruling. On August 30, 2011, Coca-Cola FEMSA appealed the court’s dismissal before the Supreme Court, but the Supreme Court affirmed the dismissal on December 1, 2011. Notwithstanding the above, this matter will not have a material adverse effect on Coca-Cola FEMSA’s financial condition or results of operations because Coca-Cola FEMSA has already paid the Costa Rican Antitrust Commission’s fine and is currently complying with its resolution.

In November 2004, Ajecen del Sur S.A., the bottler of Big Cola in Costa Rica, filed a complaint before the Costa Rican Antitrust Commission related to monopolistic practices in retail distribution and exclusivity agreements against The Coca-Cola Company and Coca-Cola FEMSA’s Costa Rican subsidiary. The Costa Rican Antitrust Commission decided to pursue an investigation, but has issued a final resolution in Coca-Cola FEMSA’s favor imposing no fine.

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

Brazil

Antitrust Matters

Several claims have been filed against Coca-Cola FEMSA by private parties that allege anticompetitive practices by Coca-Cola FEMSA’s Brazilian subsidiaries. The plaintiffs are Ragi (Dolly), a Brazilian producer of “B Brands,” and PepsiCo. alleging anticompetitive practices by Spal Indústria Brasileira de Bebidas S.A. and Recofarma Indústria do Amazonas Ltda. Of the four claims Dolly filed against Coca-Cola FEMSA, the only one remaining concerns a denial of access to common suppliers. Of the two claims made by PepsiCo, the first concerns exclusivity arrangements at the point of sale, and the second is an alleged corporate espionage allegation against the Pepsi bottler, BAESA, which the Ministry of Economy recommended be dismissed for lack of evidence. Under Brazilian law, each of these claims could result in substantial monetary fines and other penalties, although Coca-Cola FEMSA believes each of the claims is without merit.

Significant Changes

Since December 31, 2011, the following significant change has occurred in our business, as described in more detail in “Item 5. Operating and Financial Review and Prospects—Recent Developments” and in Note 29 to our audited consolidated financial statements:

•

In February 2012, a wholly-owned subsidiary of Mitsubishi Corporation and Stichting Depositary PGGM Infrastructure Funds, a pension fund managed by PGGM, acquired the 45% interest held by FEMSA in the parent companies of the Mareña Renovables Wind Power Farm. The sale of FEMSA’s participation as an investor will result in a gain.

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

At our AGM held on March 29, 2007, our shareholders approved a three-for-one stock split in respect all of our outstanding capital stock. Following the stock split, our total capital stock consists of 2,161,177,770 BD Units and 1,417,048,500 B Units. Our stock split also resulted in a three-for-one stock split of our ADSs. The stock-split was conducted on a pro-rata basis in respect of all holders of our shares and all ADS holders of record as of May 25, 2007, and the ratio of voting and non-voting shares was maintained, thereby preserving our ownership structure as it was prior to the stock-split.

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

However, following the April 22, 2008, shareholder approvals, these changes will no longer occur and instead our share and unit structure will remain unchanged, absent shareholder action, as follows:

•	the BD Units and the B Units will continue to exist; and

•	the dividend preferences of the Series D-B Shares and Series D-L Shares of 125% of any amount distributed in respect of each Series B Share will continue to exist.

The following table sets forth information regarding our capital stock as of March 31, 2012:

	Number	Percentage of Capital	Percentage of Full Voting Rights
Class
Series B Shares (no par value)	9,246,420,270	51.68%	100%
Series D-B Shares (no par value)	4,322,355,540	24.16%	0%
Series D-L Shares (no par value)	4,322,355,540	24.16%	0%
Total Shares	17,891,131,350	100%	100%
Units
BD Units	2,161,177,770	60.40%	23.47%
B Units	1,417,048,500	39.60%	76.63%
Total Units	3,578,226,270	100%	100%

Trading Markets

Since May 11, 1998, ADSs representing BD Units have been listed on the NYSE, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADS represents 10 BD Units deposited under the deposit agreement with the ADS depositary. As of March 30, 2012, approximately 58% of BD Units traded in the form of ADSs.

The NYSE trading symbol for the ADSs is “FMX” and the Mexican Stock Exchange trading symbols are “FEMSA UBD” for the BD Units and “FEMSA UB” for the B Units.

Fluctuations in the exchange rate between the Mexican peso and the U.S. dollar have affected the U.S. dollar equivalent of the Mexican peso price of our shares on the Mexican Stock Exchange and, consequently, have also affected the market price of our ADSs. See “Item 3. Key Information—Exchange Rate Information.”

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a sociedad anónima bursátil. Trading on the Mexican Stock Exchange takes place principally through automated systems and is open between the hours of 9:30 a.m. and 4:00 p.m. Eastern Time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the BD Units that are directly or indirectly (for example, in the form of ADSs) quoted on a stock exchange (including for these purposes the NYSE) outside Mexico.

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including ours, are on deposit with S.D. Indeval Instituto para el Depósito de Valores S.A. de C.V., which we refer to as Indeval, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Price History

The following tables set forth, for the periods indicated, the reported high, low and closing sale prices and the average daily trading volumes for the B Units and BD Units on the Mexican Stock Exchange and the reported high, low and closing sale prices and the average daily trading volumes for the ADSs on the NYSE.

	B Units(1)
	Nominal pesos				Close US$(4)	Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)	FX rate
2007	42.33	31.79	37.00	10.92	3.39	1,814
2008	46.00	32.00	34.99	13.83	2.53	7,286
2009	57.00	30.50	55.00	13.06	4.21	300
2010
First Quarter	55.00	44.00	48.50	12.30	3.94	1,900
Second Quarter	51.00	45.05	49.97	12.83	3.89	1,881
Third Quarter	51.99	47.50	50.50	12.63	4.00	1,364
Fourth Quarter	57.99	49.50	57.98	12.38	4.68	1,629
2011
First Quarter	57.99	50.00	51.50	11.92	4.32	2,062
Second Quarter	58.00	51.50	58.00	11.72	4.95	975
Third Quarter	71.00	59.00	71.00	13.77	5.16	2,597
Fourth Quarter	81.00	78.05	78.05	13.96	5.59	795
October	81.00	79.00	79.00	13.17	6.00	1,880
November	79.00	79.00	79.00	13.62	5.80	975
December	78.05	78.05	78.05	13.95	5.59	8,300
2012
January	78.00	75.00	75.00	13.04	5.75	3,182
February	76.00	75.00	76.00	12.79	5.94	807
March	82.00	80.50	80.50	12.81	6.28	167
First Quarter	82.00	75.00	80.50	12.81	6.28	872

(1)	The prices and average daily trading volume for the B Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the B Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the Federal Reserve Bank of New York using the period-end exchange rate.

	BD Units(1)
	Nominal pesos				Close US$(4)	Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)	FX rate
2007	48.58	32.73	41.70	10.92	3.82	3,889,800
2008	49.19	26.10	41.37	13.83	2.99	3,089,044
2009	63.20	30.49	62.65	13.06	4.80	3,011,747
2010
First Quarter	64.39	53.33	59.03	12.30	4.80	4,213,385
Second Quarter	58.94	53.22	55.68	12.83	4.34	3,066,006
Third Quarter	66.14	55.79	63.66	12.63	5.04	3,526,727
Fourth Quarter	71.21	62.58	69.32	12.38	5.60	3,177,203
2011
First Quarter	70.61	64.01	69.85	11.92	5.86	2,562,803
Second Quarter	77.79	70.52	77.79	11.72	6.64	2,546,271
Third Quarter	91.39	75.28	90.16	13.77	6.55	3,207,475
Fourth Quarter	97.80	87.05	97.02	13.96	6.95	2,499,269
October	94.80	88.26	89.40	13.17	6.79	2,491,967
November	92.76	87.05	92.76	13.62	6.81	3,160,130
December	97.80	90.07	97.02	13.95	6.95	1,877,181
2012
January	98.04	88.64	91.33	13.04	7.00	2,777,054
February	96.59	92.65	94.47	12.79	7.38	3,352,297
March	105.33	93.98	105.33	12.81	8.22	2,494,913
First Quarter	105.33	88.64	105.33	12.81	8.22	2,865,624

(1)	The prices and average daily trading volume for the BD Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the BD Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the Federal Reserve Bank of New York using the period-end exchange rate.

	ADSs(1)
	U.S. dollars			Average Daily Trading Volume (ADSs)
	High(2)	Low(2)	Close(3)
2007	44.42	29.96	38.17	1,350,303
2008	49.39	19.25	30.13	1,321,098
2009	49.00	19.91	47.88	1,188,775
2010
First Quarter	50.01	40.82	47.53	1,394,455
Second Quarter	48.14	40.49	42.89	854,938
Third Quarter	52.09	42.78	50.43	752,792
Fourth Quarter	57.38	49.89	55.92	534,197
October	55.05	49.89	54.91	762,224
November	56.83	53.89	56.55	498,769
December	57.38	55.46	55.92	350,353
2011
First Quarter	58.93	52.67	58.70	523,823
Second Quarter	66.49	59.60	66.49	519,035
Third Quarter	73.00	61.34	64.82	641,559
Fourth Quarter	72.23	61.73	69.71	527,067
October	72.23	64.36	67.05	634,239
November	68.92	61.73	68.21	560,506
December	69.77	64.81	69.71	386,457
2012
January	70.52	67.47	70.52	591,823
February	75.18	72.47	73.60	482,579
March	82.27	72.56	82.27	504,965
First Quarter	82.27	52.95	82.27	525,762

(1)	Each ADS is comprised of 10 BD Units. Prices and average daily trading volume were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

ITEM 10.	ADDITIONAL INFORMATION

Bylaws

The following is a summary of the material provisions of our bylaws and applicable Mexican law. Our bylaws were last amended on April 22, 2008. For a description of the provisions of our bylaws relating to our board of directors and executive officers, see “Item 6. Directors, Senior Management and Employees.”

Organization and Registry

We are a sociedad anónima bursátil de capital variable organized in Mexico under the Mexican General Corporations Law and the Mexican Securities Law. We were incorporated in 1936 under the name Valores Industriales, S.A., as a sociedad anónima, and are currently named Fomento Económico Mexicano, S.A.B. de C.V. We are registered in the Registro Público de la Propiedad y del Comercio (Public Registry of Property and Commerce) of Monterrey, Nuevo León.

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

Shareholders meetings may be called by the board of directors, the audit committee or the corporate practices committee and, under certain circumstances, a Mexican court. Holders of 10% or more of our capital stock may require the chairman of the board of directors, or the chairman of the audit or corporate practices committees to call a shareholders meeting. A notice of meeting and an agenda must be published in the Periódico Oficial del Estado de Nuevo León (Official State Gazette of Nuevo León, or the Official State Gazette) or a newspaper of general circulation in Monterrey, Nuevo León, Mexico at least 15 days prior to the date set for the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whoever convened the meeting. Shareholders meetings will be deemed validly held and convened without a prior notice or publication whenever all the shares representing our capital stock are fully represented. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice. To attend a meeting, shareholders must deposit their shares with the company or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend a meeting, a shareholder may be represented by an attorney-in-fact.

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

In the event of actions derived from any breach of the duty of care and the duty of loyalty, liability is exclusively in favor of the company. The Mexican Securities Law establishes that liability may be imposed on the members and the secretary of the board of directors, as well as to the relevant officers.

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

Mexican Taxation

For purposes of this summary, the term “non-resident holder” means a holder that is not a resident of Mexico for tax purposes and that does not hold our ADSs in connection with the conduct of a trade or business through a permanent establishment for tax purposes in Mexico. For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has another home outside Mexico, but his or her Centro de Intereses Vitales (Center of Vital Interests) (as defined in the Mexican Tax Code) is located in Mexico and, among other circumstances, more than 50% of that person’s total income during a calendar year comes from within Mexico. A legal entity is a resident of Mexico if it has either its principal place of business or its place of effective management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless he or she can demonstrate that the contrary is true. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to the permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

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

United States Taxation

Taxation of Dividends. The gross amount of any dividends paid with respect to our shares represented by our ADSs generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the ADS depositary and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the ADS depositary (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their tax advisors regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs for taxable years beginning before January 1, 2013 is subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2011 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2012 taxable year. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

In February 2010, Coca-Cola FEMSA’s main shareholders, FEMSA and The Coca-Cola Company, amended the shareholders agreement, and Coca-Cola FEMSA’s bylaws were amended accordingly. The amendment mainly relates to changes in the voting requirements for decisions on: (1) ordinary operations within an annual business plan and (2) appointment of the chief executive officer and all officers reporting to him, all of which now may be taken by the board of directors by simple majority voting. Also, the amendment provides that payment of dividends, up to an amount equivalent to 20% of the preceding years’ retained earnings, may be approved by a simple majority of the shareholders. Any decision on extraordinary matters, as they are defined in Coca-Cola FEMSA’s bylaws and which include, among other things, any new business acquisition or business combinations in an amount exceeding US$ 100 million and outside the ordinary operations contained in the annual business plan, or any change in the existing line of business, shall require the approval of the majority of the members of the board of directors, with the vote of two of the members appointed by The Coca-Cola Company. Also, any decision related to such extraordinary matters or any payment of dividends above 20% of the preceding years’ retained earnings shall require the approval of the majority of the shareholders of each of Coca-Cola FEMSA’s Series A and Series D Shares voting together as a single class, a majority of which must include the majority of the Coca-Cola FEMSA Series D shareholders.

Under Coca-Cola FEMSA’s bylaws and shareholders agreement, its Series A Shares and Series D Shares are the only shares with full voting rights and, therefore, control actions by its shareholders. The shareholders agreement also sets forth the principal shareholders’ understanding as to the effect of adverse actions of The Coca-Cola Company under the bottler agreements. Coca-Cola FEMSA’s bylaws and shareholders agreement provide that a majority of the directors appointed by the holders of its Series A Shares, upon making a reasonable, good faith determination that any action of The Coca-Cola Company under any bottler agreement between The Coca-Cola Company and Coca-Cola FEMSA or any of its subsidiaries is materially adverse to Coca-Cola FEMSA’s business interests and that The Coca-Cola Company has failed to cure such action within 60 days of notice, may declare a simple majority period at any time within 90 days after giving notice. During the “simple majority period,” as defined in Coca-Cola FEMSA’s bylaws, certain decisions, namely the approval of material changes in Coca-Cola FEMSA’s business plans, the introduction of a new, or termination of an existing, line of business, and related party transactions outside the ordinary course of business, to the extent the presence and approval of at least two Coca-Cola FEMSA Series D directors would otherwise be required, can be made by a simple majority vote of its entire board of directors, without requiring the presence or approval of any Coca-Cola FEMSA Series D director. A majority of the Coca-Cola FEMSA Series A directors may terminate a simple majority period but, once having done so, cannot declare another simple majority period for one year after the termination. If a simple majority period persists for one year or more, the provisions of the shareholders agreement for resolution of irreconcilable differences may be triggered, with the consequences outlined in the following paragraph.

In addition to the rights of first refusal provided for in Coca-Cola FEMSA’s bylaws regarding proposed transfers of its Series A Shares or Series D Shares, the shareholders agreement contemplates three circumstances under which one principal shareholder may purchase the interest of the other in Coca-Cola FEMSA: (1) a change in control in a principal shareholder; (2) the existence of irreconcilable differences between the principal shareholders; or (3) the occurrence of certain specified events of default.

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

The Coca-Cola Memorandum

In connection with the acquisition of Panamco, in 2003, Coca-Cola FEMSA established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and our company that were memorialized in writing prior to completion of the acquisition. Although the memorandum has not been amended, Coca-Cola FEMSA continues to develop its relationship with The Coca-Cola Company (through, inter alia, acquisitions and taking on new product categories), and Coca-Cola FEMSA therefore believes that the memorandum should be interpreted in the context of subsequent events, some of which have been noted in the description below. The terms are as follows:

•

The shareholder arrangements between directly wholly-owned subsidiaries of our company and The Coca-Cola Company will continue in place. On February 1, 2010, FEMSA amended its shareholders agreement with The Coca-Cola Company. See “—Shareholders Agreement.”

•	We will continue to consolidate Coca-Cola FEMSA’s financial results under IFRS.

•	The Coca-Cola Company and our company will continue to discuss in good faith the possibility of implementing changes to Coca-Cola FEMSA’s capital structure in the future.

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

•

The Coca-Cola Company agreed to sell to a subsidiary of our company sufficient shares to permit FEMSA to beneficially own 51% of Coca-Cola FEMSA’s outstanding capital stock (assuming that this subsidiary of FEMSA does not sell any shares and that there are no issuances of Coca-Cola FEMSA’s stock other than as contemplated by the acquisition). As a result of this understanding, on November 3, 2006, FEMSA acquired, through a subsidiary, 148,000,000 of Coca-Cola FEMSA’s Series D shares from certain subsidiaries of The Coca-Cola Company, representing 9.4% of the total outstanding voting shares and 8.02% of the total outstanding equity of Coca-Cola FEMSA, for an aggregate amount of US$ 427.4 million. Pursuant to Coca-Cola FEMSA’s bylaws, the acquired shares were converted from Coca-Cola FEMSA Series D Shares to Coca-Cola FEMSA Series A Shares.

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

•

Sustainable growth of sparkling beverages, still beverages and bottled water: Together with The Coca-Cola Company, Coca-Cola FEMSA has defined a platform to jointly pursue incremental growth in the sparkling beverage category, as well as accelerated development of still beverages and bottled water across Latin America. To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase for marketing support of the entire portfolio. In addition, the framework contemplates a new, all-encompassing business model for the development of still beverages that further aligns Coca-Cola FEMSA’s and The Coca-Cola Company’s objectives and should contribute to incremental long-term value creation at both companies. With this objective in mind, Coca-Cola FEMSA has jointly acquired the Brisa bottled water business in Colombia, it has formalized a joint venture with respect to the Jugos del Valle products in Mexico and Brazil, and has formalized its agreements to develop the Crystal water business and the Matte Leão business in Brazil jointly with other bottlers and the business of Estrella Azul in Panama. In addition, during 2011, Coca-Cola FEMSA and The Coca-Cola Company formalized a joint venture to develop certain coffee products in Coca-Cola FEMSA’s territories.

•

Horizontal growth: The framework includes The Coca-Cola Company’s endorsement of Coca-Cola FEMSA’s aspiration to continue being a leading participant in the consolidation of the Coca-Cola system in Latin America, as well as the exploration of potential opportunities in other markets where Coca-Cola FEMSA’s operating model and strong execution capabilities could be leveraged. For example, in 2008 Coca-Cola FEMSA entered into a transaction with The Coca-Cola Company to acquire from it REMIL, which was The Coca-Cola Company’s wholly-owned bottling franchise in the majority of the State of Minas Gerais of Brazil.

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

The bottler agreements include an acknowledgment by Coca-Cola FEMSA that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the secret formulas with which The Coca-Cola Company’s concentrates are made. Subject to Coca-Cola FEMSA’s exclusive right to distribute Coca-Cola trademark beverages in its territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of its territories. Coca-Cola FEMSA’s bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates charged to its subsidiaries and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which Coca-Cola FEMSA purchases concentrates under the bottler agreements may vary materially from the prices it has historically paid. However, under Coca-Cola FEMSA’s bylaws and the shareholders agreement among certain subsidiaries of The Coca-Cola Company and certain subsidiaries of our company, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain veto rights of the directors appointed by The Coca-Cola Company. This provides Coca-Cola FEMSA with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to Coca-Cola FEMSA pursuant to such shareholders agreement and the Coca-Cola FEMSA’s bylaws. See “—Shareholders Agreement.”

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

•	undertake adequate quality control measures prescribed by The Coca-Cola Company;

•	develop, stimulate and satisfy fully the demand for Coca-Cola trademark beverages using all approved means, which includes the investment in advertising and marketing plans;

•	maintain a sound financial capacity as may be reasonably necessary to assure performance by Coca-Cola FEMSA and its affiliates of their obligations to The Coca-Cola Company; and

•	submit annually, to The Coca-Cola Company, Coca-Cola FEMSA’s marketing, management, promotional and advertising plans for the ensuing year.

The Coca-Cola Company contributed a significant portion of Coca-Cola FEMSA’s total marketing expenses in its territories during 2011 and has reiterated its intention to continue providing such support as part of its new cooperation framework. Although Coca-Cola FEMSA believes that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “—Shareholders Agreement.”

Coca-Cola FEMSA has separate bottler agreements with The Coca-Cola Company for each of the territories in which it operates. These bottler agreements are renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of December 31, 2011, Coca-Cola FEMSA had seven bottler agreements in Mexico, with each one corresponding to a different territory as follows: (i) the agreements for Mexico’s Valley territory expire in June 2013 and April 2016; (ii) the agreements for the Central territory expire in May 2015 and July 2016; (iii) the agreement for the Northeast territory expires in September 2014; (iv) the agreement for the Bajio territory expires in May 2015; and (v) the agreement for the Southeast territory expires in June 2013. Coca-Cola FEMSA’s bottler agreements with The Coca-Cola Company will expire for Coca-Cola FEMSA’s territories in other countries as follows: Argentina in September 2014; Brazil in April 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016; and Panama in November 2014.

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

Material Contracts Relating to our Holding of Heineken Shares

Share Exchange Agreement

On January 11, 2010, FEMSA and certain of our subsidiaries entered into a share exchange agreement, which we refer to as the Share Exchange Agreement, with Heineken Holding N.V. and Heineken N.V. The Share Exchange Agreement required Heineken N.V., in consideration for 100% of the shares of EMPREX Cerveza, S.A. de C.V. (now Heineken Mexico Holding, S.A. de C.V.), which we refer to as EMPREX Cerveza, to deliver at the closing of the Heineken transaction 86,028,019 newly-issued Heineken N.V. shares to FEMSA with a commitment to deliver, pursuant to the ASDI, 29,172,504 Allotted Shares over a period of not more than five years from the date of the closing of the Heineken transaction. As of October 5, 2011, we had received the totality of the Allotted Shares.

The Share Exchange Agreement provided that, simultaneously with the closing of the transaction, Heineken Holding N.V. would swap 43,018,320 Heineken N.V. shares with FEMSA for an equal number of newly issued Heineken Holding N.V. shares. After the closing of the Heineken transaction, we owned 7.5% of Heineken N.V.’s shares. This percentage increased to 12.53% upon full delivery of the Allotted Shares and, together with our ownership of 14.94% of Heineken Holding N.V.’s shares, represents an aggregate 20% economic interest in the Heineken Group.

Under the terms of the Share Exchange Agreement, in exchange for such economic interest in the Heineken Group, FEMSA delivered 100% of the shares representing the capital stock of EMPREX Cerveza, which owned 100% of the shares of FEMSA Cerveza. As a result of the transaction, EMPREX Cerveza and FEMSA Cerveza became wholly-owned subsidiaries of Heineken.

The principal provisions of the Share Exchange Agreement are as follows:

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

Corporate Governance Agreement

On April 30, 2010, FEMSA, CB Equity (as transferee of the Heineken N.V. & Heineken Holding N.V. Exchange Shares and Allotted Shares), Heineken N.V. Heineken Holding N.V. and L’Arche Green N.V., as majority shareholder of Heineken Holding N.V., entered into the corporate governance agreement, which we refer to as the Corporate Governance Agreement, which establishes the terms of the relationship between Heineken and FEMSA after the closing of the Heineken transaction.

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

Under the Corporate Governance Agreement, FEMSA is entitled to nominate two representatives to the Heineken Supervisory Board, one of whom will be appointed as Vice Chairman of the board of Heineken N.V. and will also serve as a representative of FEMSA on the Heineken Holding N.V. Board of Directors. Our nominees for appointment to the Heineken Supervisory Board were José Antonio Fernández Carbajal, our Chairman and Chief Executive Officer, and Javier Astaburuaga Sanjines, our Chief Financial Officer, who were both approved by Heineken N.V.’s general meeting of shareholders. Mr. José Antonio Fernández was also approved to the Heineken Holding N.V. Board of Directors by the general meeting of shareholders of Heineken Holding N.V.

In addition, the Heineken Supervisory Board has created an Americas committee to oversee the strategic direction of the business in the American continent and assess new business opportunities in that region. The Americas committee consists of two existing members of the Heineken Supervisory Board and one FEMSA representative, who acts as the chairman. The chairman of the Americas committee is José Antonio Fernández Carbajal, our Chairman and Chief Executive Officer.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2011, we had outstanding total debt of Ps. 29,604 million, of which 47% bore interest at fixed interest rates and 53% bore interest at variable interest rates. Swap contracts held by us effectively switch a portion of our variable rate indebtedness into fixed-rate indebtedness. After giving effect to these contracts, as of December 31, 2011, 59% of our total debt was fixed rate and 41% of our total debt was variable rate. The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate, or LIBOR, (a benchmark rate used for Eurodollar loans), the Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate, or TIIE), and the Certificados de la Tesorería (Treasury Certificates, or CETES) rate. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our derivative financial instruments that are sensitive to changes in interest rates and exchange rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2011, plus spreads contracted by us. Our derivative financial instruments’ current payments are denominated in U.S. dollars and Mexican pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 30, 2011 exchange rate of Ps. 13.9510 per U.S. dollar.

The table below also includes the estimated fair value as of December 31, 2011 of:

•

short and long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;

•	long-term notes payable and capital leases, based on quoted market prices; and

•	cross currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2011.

As of December 31, 2011, the fair value represents an increase in total debt of Ps. 698 million more than book value due to an increase in the interest rate in Mexico.

Principal by Year of Maturity

	At December 31, 2011								At December 31, 2010
	2012	2013	2014	2015	2016	2017 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of Mexican pesos, except for percentages)
Short-term debt:
Fixed rate debt:
Mexican pesos	18	—	—	—	—	—	18	18	—	—
Interest rate(1)	6.9%						6.9%
Argentine pesos	325	—	—	—	—	—	325	317	506	506
Interest rate(1)	14.9%						14.9%		15.3%
Variable rate debt:
Colombian pesos	295	—	—	—	—	—	295	295	1,072	1,072
Interest rate(1)	6.8%						6.8%		4.4%	—
Subtotal	638	—	—	—	—	—	638	630	1,578	1,578

Long-term debt:
Fixed rate debt:
Mexican pesos:
Domestic senior notes	—	—	—	—	—	2,500	2,500	2,631	—	—
Interest rate(1)						8.3%	8.3%
Units of Investment (UDIs)	—	—	—	—	—	3,337	3,337	3,337	3,193	3,193
Interest rate(1)						4.2%	4.2%		4.2%
U.S. dollars:
Capital leases	—	—	—	—	—	—	—	—	4	4
Interest rate(1)									3.8%
J.P. Morgan (Yankee Bond)	—	—	—	—	—	6,990	6,990	7,737	6,179	6,179
Interest rate						4.6%	4.6%		4.6%
Argentine pesos	514	81	—	—	—	—	595	570	684	684
Interest rate(1)	16.4%	15.7%					16.3%		16.5%
Brazilian reais:
Bank loans	5	10	10	10	10	36	81	87	102	102
Interest rate(1)	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Capital leases	4	5	5	4	—	—	18	—	21	21

Principal by Year of Maturity

	At December 31, 2011								At December 31, 2010
	2012	2013	2014	2015	2016	2017 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of Mexican pesos, except for percentages)
Interest rate(1)	4.5%	4.5%	4.5%	4.5%			4.5%		4.5%
Subtotal	523	96	15	14	10	12,863	13,521	14,362	10,162	10,162
Variable rate debt:
Mexican pesos:
Bank loans	67	266	1,392	2,825	—	—	4,550	4,456	4,550	4,550
Interest rate(1)	5.0%	5.0%	5.0%	5.0%			5.0%		5.1%
Domestic senior notes	3,000	3,500	—	—	2,500	—	9,000	8,981	8,000	7,945
Interest rate(1)	4.7%	4.8%			4.9%		4.8%		4.8%
U.S. dollars	42	209	—	—	—	—	251	251	222	222
Interest rate(1)	0.7%	0.7%					0.7%		0.6%
Argentine pesos	130	—	—	—	—	—	130	116	—	—
Interest rate(1)	27.3%						27.3%
Brazilian reais	33	39	43	48	30	—	193	193	—	—
Interest rate(1)	11.0%	11.0%	11.0%	11.0%	11.0%		11.0%
Colombian pesos:
Bank loans	935	—	—	—	—	—	935	929	994	994
Interest rate(1)	6.1%						6.1%		4.7%
Capital leases	205	181	—	—	—	—	386	384	—	—
Interest rate(1)	7.1%	6.6%					6.9%
Subtotal	4,412	4,195	1,435	2,873	2,530	—	15,445	15,310	13,766	13,711
Total long-term debt	4,935	4,291	1,450	2,887	2,540	12,863	28,966	29,672	23,928	23,873

	(notional amounts, except for percentages)
Derivative financial instruments:
Interest rate swaps(2):
Mexican pesos:
Variable to fixed	1,600	2,500	575	1,963	—	—	6,638	(239)	5,260	(302)
Interest pay rate(1)	8.1%	8.1%	8.4%	8.6%			8.3%		8.1%
Interest receive rate(1)	4.7%	4.7%	5.0%	5.0%			4.9%		4.9%

Principal by Year of Maturity

	At December 31, 2011								At December 31, 2010
	2012	2013	2014	2015	2016	2017 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of Mexican pesos, except for percentages)
Cross currency swaps:
Units of Investment (UDIs) to Mexican pesos and variable rate	—	—	—	—	—	2,500	2,500	860	2,500	717
Interest pay rate(1)						4.6%	4.6%		4.7%
Interest receive rate(1)						4.2%	4.2%		4.2%

(1)	Weighted average interest rate.

(2)	Does not include forwards starting swaps with a notional amount of Ps. 1,312 million and a fair value loss of Ps. 43 million. These contracts will become effective in 2012 and mature in 2013.

A hypothetical, instantaneous and unfavorable change of one percentage point in the average interest rate applicable to variable-rate liabilities held at December 31, 2011 would increase our variable interest expense by approximately Ps. 98 million, or 6.4%, over the 12-month period of 2011 assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country in which we operate, relative to the U.S. dollar. In 2011, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency At December 31, 2011

Region	Currency	% of Consolidated Total Revenues
Mexico and Central America(1)	Mexican peso and others	64%
Venezuela	Bolívar fuerte	10%
South America	Brazilian real, Argentine peso, Colombian peso	26%

(1)	Mexican peso, Quetzal, Balboa, Colón and U.S. dollar.

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2011, after giving effect to all cross currency swaps, 63% of our long-term indebtedness was denominated in Mexican pesos, 27% was denominated in U.S. dollars, 5% was denominated in Colombian pesos, 4% was denominated in Argentine pesos and 1% was denominated in Brazilian reais. We also have short-term indebtedness, which consists of bank loans in Colombian pesos and Argentine pesos. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency-denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency-denominated long-term indebtedness is increased.

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar-denominated debt obligations as shown in the interest risk table above. We occasionally utilize financial derivative instruments to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies.

As of December 31, 2011, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our operations denominated in U.S. dollars. The notional amount was Ps. 2,933 million with a fair value asset of Ps. 183 million, with a maturity date during 2012. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2011, a gain of Ps. 21 million was recorded in our consolidated results.

As of December 31, 2010, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our operations denominated in U.S. dollars. The notional amount was Ps. 578 million with a fair value asset of Ps. 2 million, and a notional amount of Ps. 1,690 million with a fair value liability of Ps. 18 million, in each case with a maturity date during 2011. For the year ended December 31, 2010, we recorded a net gain on expired forward agreements of Ps. 27 million as a part of foreign exchange. The fair value of the foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for.

As of December 31, 2009, certain forward agreements did not meet the hedging criteria for accounting purposes; consequently, changes in the estimated fair value were recorded in our consolidated income statement. For the year ended December 31, 2009, the net effect of expired contracts that did not meet hedging criteria for accounting purposes, was a loss of Ps. 63 million. The fair value of the foreign currency forward contracts is estimated based on the quoted market price of each agreement at year end assuming the same maturity dates originally contracted.

As of December 31, 2011, we had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations, with a notional amount of Ps. 1,901 million, for which we have recorded a net fair value asset of Ps. 300 million as part of cumulative other comprehensive income. As of December 31, 2010, we did not have any call option agreements to buy foreign currencies.

As of December 31, 2011, we had cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 2,500 million that expire in 2017, for which we have recorded a net fair value asset of Ps. 860 million. The net effect of our expired contracts for the years ended December 31, 2011, 2010 and 2009 was recorded as interest income of Ps. 8 million in 2011 and Ps. 2 million in 2010, and as interest expense of Ps. 32 million as of December 31, 2009.

For the years ended December 31, 2011, 2010, and 2009, certain cross currency swap instruments did not meet the hedging criteria for accounting purposes; consequently, changes in the estimated fair value were recorded in the income statement. The changes in fair value of these contracts represented a loss of Ps. 146 million, a gain of Ps. 205 million and a gain of Ps. 168 million in 2011, 2010 and 2009, respectively.

As of December 31, 2011, we had determined that our leasing contracts denominated in U.S. dollars host an embedded derivative financial instrument. The fair value of these contracts is based on the exchange rate used to finish the contract as of the end of the period. For the years ended December 31, 2011, 2010 and 2009, the fair value of these contracts resulted in a loss of Ps. 50 million, a gain of Ps. 15 million and a loss of Ps. 19 million, respectively, each of which is recorded in the income statement as market value loss/gain on ineffective portion of derivative financial instruments.

A hypothetical, instantaneous and unfavorable 10% devaluation of the Mexican peso relative to the U.S. dollar occurring on December 31, 2011 would have resulted in an increase in our net consolidated integral result of financing expense of approximately Ps. 203 million over the 12-month period of 2011, reflecting greater losses relating to our U.S dollar-denominated indebtedness, net of a foreign exchange gain, and interest expense generated by the cash balances held by us in U.S. dollars as of that date. However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of local currencies relative to the U.S. dollar in inflationary economic environments, which gain on monetary position would reduce the consolidated comprehensive financial result.

As of March 31, 2012, the exchange rates relative to the U.S. dollar of all the countries in which we operate, as well as their devaluation/revaluation effect compared to December 31, 2011, are as follows:

Country	Currency	Exchange Rate as of March 31, 2012	(Devaluation) / Revaluation
Mexico	Mexican peso	12.85	8.1%
Brazil	Brazilian real	7.05	5.4%
Venezuela	Bolívar fuerte	2.99	8.1%
Colombia	Colombian peso	0.01	(0.1)%
Argentina	Argentine peso	2.93	9.7%
Costa Rica	Colón	0.03	7.2%

Country	Currency	Exchange Rate as of March 31, 2012	(Devaluation) / Revaluation
Guatemala	Quetzal	1.67	6.7%
Nicaragua	Cordoba	0.55	9.2%
Panama	U.S. dollar	1.0000	–
Euro Zone	Euro	17.08	5.4%

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of all the countries in which we operate, relative to the U.S. dollar, occurring on December 31, 2011, would produce a reduction in stockholders’ equity as follows:

Country	Currency	Reduction in Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	203
Brazil	Brazilian real	2,056
Venezuela	Bolívar fuerte	814
Colombia	Colombian peso	1,111
Costa Rica	Colón	373
Argentina	Argentine peso	136
Guatemala	Quetzal	122
Nicaragua	Cordoba	159
Panama	U.S. dollar	232
Euro Zone	Euro	7,504

Equity Risk

As of December 31, 2011 and 2010, we did not have any equity forward agreements.

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials that are exposed to variations of commodity price exchange rates. As of December 31, 2011, we had various derivative instruments contracts with maturity dates in 2012 and 2013, notional amounts of Ps. 754 million and a fair value liability of Ps. 19 million. The results of our commodity price contracts for the years ended December 31, 2011, 2010 and 2009, were Ps. 257 million, Ps. 393 million and Ps. 247 million, respectively, which were recorded in the results from operations of each year. After discontinuing our beer business, we have no derivative contracts that do not meet hedging criteria for accounting purposes.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A.	DEBT SECURITIES

Not applicable.

ITEM 12B.	WARRANTS AND RIGHTS

Not applicable.

ITEM 12C.	OTHER SECURITIES

Not applicable.

ITEM 12D.	AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon serves as the depositary for our ADSs. Holders of our ADSs, evidenced by ADRs, are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

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

Direct and indirect payments by the depositary

The depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders. For the year ended December 31, 2011, this amount was US$525,590.

ITEMS 13-14.	NOT APPLICABLE

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (or the Exchange Act) is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control—Integrated Framework,” as issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in “Internal Controls—Integrated Framework,” as issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our management assessment and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2011 excludes, in accordance with applicable guidance provided by the SEC, an assessment of the internal control over financial reporting of Grupo Tampico and Grupo CIMSA, the beverage divisions of which were acquired by our subsidiary Coca-Cola FEMSA in October 2011 and December 2011, respectively. The beverage divisions of Grupo Tampico and Grupo CIMSA together represented 2.4% and 2.7% of our total and net assets, respectively, as of December 31, 2011, and 0.7% and 0.3% of our revenues and net income, respectively, for the year ended December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Mancera, S.C., a member of Ernst & Young Global, an independent registered public accounting firm, as stated in its report included herein.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders

Fomento Económico Mexicano, S.A.B. de C.V.

We have audited Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Administradora de Acciones del Noroeste, S.A. de C.V. and its subsidiaries (collectively “Grupo Tampico”) and Corporación de los Angeles, S.A. de C.V. and its subsidiaries (collectively “Grupo CIMSA”), acquired in October and December 2011, respectively, which are included in the 2011 consolidated financial statements of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries, and constituted 2.4% and 2.7% of Fomento Economico Mexicano, S.A.B. de C.V.’s total and net assets, respectively, as of December 31, 2011 and 0.7% and 0.3% of Fomento Economico Mexicano, S.A.B. de C.V.’s revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries, also did not include an evaluation of the internal control over financial reporting of Grupo Tampico and Grupo CIMSA.

In our opinion, Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011, and our report dated April 27, 2012 expressed an unqualified opinion on those financial statements.

Mancera, S.C.

A Member Practice of

Ernst & Young Global

C.P.C. Agustín Aguilar Laurents

Monterrey, N.L., Mexico

April 27, 2012

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. The acquisitions of Grupo CIMSA and Grupo Tampico did not have a material effect on our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our shareholders and our board of directors have designated José Manuel Canal Hernando, an independent director as required by the Mexican Securities Law and applicable NYSE listing standards, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors.”

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

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2011 and 2010, Mancera, S.C., a member practice of Ernst & Young Global, was our auditor.

The following table summarizes the aggregate fees billed to us in 2011 and 2010 by Mancera, S.C., which is an independent registered public accounting firm, during the fiscal years ended December 31, 2011 and 2010:

	Year ended December 31,
	2011	2010
	(in millions of Mexican pesos)
Audit fees	Ps. 83	Ps. 72
Audit-related fees	10	6
Tax fees	8	5
Other fees	—	—

Total	Ps. 101	Ps. 83

Audit fees. Audit fees in the above table represent the aggregate fees billed in connection with the audit of our annual financial statements, as well as to other limited procedures in connection with our quarterly financial information and other statutory and regulatory audit activities.

Audit-related fees. Audit-related fees in the above table for 2011 are the aggregate fees billed for assurance and other services related to the performance of the audit, mainly in connection with special audits and reviews. For 2010, the aggregate audit-related fees billed are mainly associated with the Heineken transaction.

Tax fees. Tax fees in the above table are fees billed for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance and transfer pricing documentation.

Other fees. For the years ended December 31, 2011 and 2010, there were no other fees.

Audit Committee Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by the audit committee as set forth in the Audit Committee’s charter. Any service proposals submitted by external auditors need to be discussed and approved by the Audit Committee during its meetings, which take place at least four times a year. Once the proposed service is approved, we or our subsidiaries formalize the engagement of services. The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our Audit Committee. In addition, the members of our board of directors are briefed on matters discussed by the different committees of our board of directors.

ITEM 16D.	NOT APPLICABLE

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any of our equity securities in 2011. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees––EVA Stock Incentive Plan.”

Purchases of Equity Securities

Purchase Date	Total Number of BD Units Purchased	Average Price Paid per BD Units	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 1, 2008	4,592,920	Ps.39.51

March 1, 2009	5,392,080	Ps.38.76

March 1, 2010	4,207,675	Ps.55.44

March 1, 2011	2,438,590	Ps.67.78

March 1, 2012	2,146,614	Ps.92.36

ITEM 16F.	NOT APPLICABLE

ITEM 16G.	CORPORATE GOVERNANCE

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

Compensation Committee: A compensation committee composed entirely independent directors is required.	Compensation Committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders’ interests and corporate performance.

NYSE Standards	Our Corporate Governance Practices

Audit Committee: Listed companies must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.	Audit Committee: We have an Audit Committee of four members. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Law.

Equity compensation plan: Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plan: Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives. Our current equity compensation plans have been approved by our board of directors.

Code of business conduct and ethics: Corporate governance guidelines and a code of conduct and ethics are required, with disclosure of any waiver for directors or executive officers.	Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16B of SEC Form 20-F. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.femsa.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16H.	NOT APPLICABLE

ITEM 17.	NOT APPLICABLE

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-144, incorporated herein by reference.

ITEM 19.	EXHIBITS

1.1	Bylaws (estatutos sociales) of Fomento Económico Mexicano, S.A.B. de C.V., approved on April 22, 2008, together with an English translation thereof (incorporated by reference to Exhibit 1.1 of FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 333-08752)).

1.2	Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., and FEMSA dated as of January 11, 2010 (incorporated by reference to Exhibit 1.2 of FEMSA’s Annual Report on Form 20-F filed on June 25, 2010 (File No. 333-08752)).

1.3	First Amendment to Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., and FEMSA dated as of April 26, 2010 (incorporated by reference to Exhibit 1.3 of FEMSA’s Annual Report on Form 20-F filed on June 25, 2010 (File No. 333-08752)).

1.4	Corporate Governance Agreement, dated April 30, 2010, between Heineken Holding N.V., Heineken N.V., L’Arche Green N.V., FEMSA and CB Equity LLP.

2.1	Deposit Agreement, as further amended and restated as of May 11, 2007, among FEMSA, The Bank of New York, and all owners and holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to FEMSA’s registration statement on Form F-6 filed on April 30, 2007 (File No. 333- 142469)).

2.2	Specimen certificate representing a BD Unit, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, together with an English translation (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

2.3	Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.4	First Supplemental Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon and the Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.5	Second Supplemental Indenture dated as of April 1, 2011 among Coca-Cola FEMSA, S.A.B. de C.V., Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as Guarantor, and The Bank of New York Mellon (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 17, 2011 (File No. 001-12260)).

3.1	Amended Voting Trust Agreement among certain principal shareholders of FEMSA together with an English translation (incorporated by reference to FEMSA’s Schedule 13D as amended filed on August 11, 2005 (File No. 005-54705)).

4.1	Amended and Restated Shareholders’ Agreement, dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company and Inmex (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.2	Amendment, dated May 6, 2003, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.3	Second Amendment, dated February 1, 2010, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

4.4	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.5	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.6	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.7	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.8	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.9	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.10	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.11	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.12	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.13	Supply Agreement, dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.14	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.15	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Baijo, S.A. de C.V., and The Coca-Cola Company with respect to operations in Baijo, Mexico (English translation). (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.16	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.17	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.18	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.19	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.20	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).

4.21	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.22	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.23	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.24	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.25	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.26	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.27	The Coca-Cola Company Memorandum to Steve Heyer from Jose Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

8.1	Significant Subsidiaries.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 27, 2012.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 27, 2012.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 27, 2012.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 27, 2012

Fomento Económico Mexicano, S.A.B. de C.V.

By:	/s/ Javier Astaburuaga Sanjines
Name:	Javier Astaburuaga Sanjines
Title:	Executive Vice-President of Finance and Strategic Development / Chief Financial Officer

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

INDEX TO FINANCIAL STATEMENTS

Audited consolidated financial statements of Fomento Económico Mexicano, S.A.B. de C.V.

Report of Mancera S.C., A Member Practice of Ernst & Young Global, of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries for the years ended December 31, 2011, 2010 and 2009	F-1

Consolidated balance sheets at December 31, 2011 and 2010	F-2

Consolidated income statements for the years ended December 31, 2011, 2010 and 2009	F-3

Consolidated statements of cash flows for the years ended December 31, 2011, 2010 and 2009	F-4

Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2011, 2010 and 2009	F-6

Notes to the consolidated financial statements	F-7

Audited consolidated financial statements of Heineken N.V.

Report of KPMG Accountants N.V. of Heineken N.V. and subsidiaries for the years ended December 31, 2011 and 2010	F-72

Consolidated income statement for the years ended December 31, 2011 and 2010	F-73

Consolidated statement of comprehensive income for the years ended December 31, 2011 and 2010	F-74

Consolidated statement of financial position as at December 31, 2011 and 2010	F-75

Consolidated statement of cash flows for the years ended December 31, 2011 and 2010	F-76

Consolidated statement of changes in equity for the years ended December 31, 2011 and 2010	F-78

Notes to the consolidated financial statements	F-80

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Fomento Económico Mexicano, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Heineken N. V. (a corporation in which the Company has a 12.53% and 9.24% interest as of December 31, 2011 and 2010, respectively) which is majority owned by Heineken Holdings N.V. (a corporation in which the Company has a 14.94% interest in both years) (collectively “Heineken”), prepared under International Financial Reporting Standards as adopted by the International Accounting Standards Board (IFRS), have been audited by other auditors whose report dated February 14, 2012 has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Heineken, is based on the report of the other auditors. In the consolidated financial statements, the Company’s investment in Heineken is stated at Ps. 75,075 and Ps. 66,478 million at December 31, 2011 and 2010 respectively and the Company’s equity in the net income of Heineken is stated at Ps. 5,080 for the year ended December 31, 2011 and Ps. 3,319 million for the eight month period from April 30 to December 31, 2010.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation (including the Company’s conversion of the financial statements of Heineken to Mexican Financial Reporting Standards as of December 31, 2011 and 2010 and for the year ended December 31, 2011 and the eight-month period ended December 31, 2010). We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations, and consolidated cash flows, for each of the three years in the period ended December 31, 2011, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States (See Notes 26 and 27 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion thereon.

Mancera, S.C. A Member Practice of Ernst & Young Global C.P.C. Agustín Aguilar Laurents

Monterrey, N.L., México

April 27, 2012

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Consolidated Balance Sheets

At December 31, 2011 and 2010. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2011			2010
ASSETS
Current Assets:
Cash and cash equivalents	4 B	$1,887	Ps.	26,329	Ps.	27,097
Investments	4 B	95		1,329		66
Accounts receivable	6	753		10,499		7,702
Inventories	7	1,031		14,385		11,314
Recoverable taxes		309		4,311		4,243
Other current assets	8	152		2,114		1,038

Total current assets		4,227		58,967		51,460

Investments in shares	9	5,661		78,972		68,793
Property, plant and equipment	10	3,828		53,402		41,910
Intangible assets	11	5,133		71,608		52,340
Deferred tax asset	23 C	33		461		346
Other assets	12	809		11,294		8,729

TOTAL ASSETS		19,691		274,704		223,578

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans and notes payable	17	46		638		1,578
Current portion of long-term debt	17	354		4,935		1,725
Interest payable		15		216		165
Suppliers		1,539		21,475		17,458
Accounts payable		413		5,761		5,375
Taxes payable		230		3,208		2,180
Other current liabilities	24 A	172		2,397		2,035

Total current liabilities		2,769		38,630		30,516

Long-Term Liabilities:
Bank loans and notes payable	17	1,723		24,031		22,203
Employee benefits	15 B	162		2,258		1,883
Deferred tax liability	23 C	997		13,911		10,567
Contingencies and other liabilities	24 B	341		4,760		5,396

Total long-term liabilities		3,223		44,960		40,049

Total liabilities		5,992		83,590		70,565

Stockholders’ Equity:
Non-controlling interest in consolidated subsidiaries	20	4,124		57,534		35,665

Controlling interest:
Capital stock		383		5,348		5,348
Additional paid-in capital		1,470		20,513		20,558
Retained earnings from prior years		6,219		86,756		51,045
Net income		1,085		15,133		40,251
Cumulative other comprehensive income	4 V	418		5,830		146

Controlling interest		9,575		133,580		117,348

Total stockholders’ equity		13,699		191,114		153,013

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$19,691	Ps.	274,704	Ps.	223,578

The accompanying notes are an integral part of these consolidated balance sheets.

Monterrey, N.L., México.

José Antonio Fernández Carbajal	Javier Astaburuaga Sanjines
Chief Executive Officer	Chief Financial Officer

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Consolidated Income Statements

For the years ended December 31, 2011, 2010 and 2009. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for data per share.

	2011			2010		2009
Net sales	$14,470	Ps.	201,867	Ps.	168,376	Ps.	158,503
Other operating revenues	84		1,177		1,326		1,748

Total revenues	14,554		203,044		169,702		160,251
Cost of sales	8,459		118,009		98,732		92,313

Gross profit	6,095		85,035		70,970		67,938

Operating expenses:
Administrative	591		8,249		7,766		7,835
Selling	3,576		49,882		40,675		38,973

	4,167		58,131		48,441		46,808

Income from operations	1,928		26,904		22,529		21,130
Other expenses, net (Note 18)	(209)		(2,917)		(282)		(1,877)
Comprehensive financing result:
Interest expense	(210)		(2,934)		(3,265)		(4,011)
Interest income	72		999		1,104		1,205
Foreign exchange gain (loss), net	84		1,165		(614)		(431)
Gain on monetary position, net	9		146		410		486
Market value (loss) gain on ineffective portion of derivative financial instruments	(11)		(159)		212		124

	(56)		(783)		(2,153)		(2,627)
Equity method of associates (Note 9)	370		5,167		3,538		132

Income before income taxes	2,033		28,371		23,632		16,758
Income taxes (Note 23 D)	550		7,687		5,671		4,959

Consolidated net income before discontinued operations	1,483		20,684		17,961		11,799
Income from the exchange of shares with Heineken, net of taxes (Note 5 B)	—		—		26,623		—
Net income from discontinued operations (Note 5 B)	—		—		706		3,283

Consolidated net income	$1,483	Ps.	20,684	Ps.	45,290	Ps.	15,082

Net controlling interest income	1,085		15,133		40,251		9,908
Net non-controlling interest income	398		5,551		5,039		5,174

Consolidated net income	$1,483	Ps.	20,684	Ps.	45,290	Ps.	15,082

Net controlling interest income before discontinued operations (1):
Per series “B” share	$0.05	Ps.	0.75	Ps.	0.64	Ps.	0.33
Per series “D” share	0.07		0.94		0.81		0.42
Net income from discontinued operations (1):
Per series “B” share	—		—		1.37		0.16
Per series “D”share	—		—		1.70		0.20
Net controlling interest income (1):
Per series “B” share	0.05		0.75		2.01		0.49
Per series “D”share	0.07		0.94		2.51		0.62

The accompanying notes are an integral part of these consolidated income statements.

(1)	U.S. dollars and Mexican pesos, see Note 22 for number of shares.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Consolidated Statements of Cash Flows

For the years ended December 31, 2011, 2010 and 2009.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2011		2010	2009
Cash Flow Generated by (Used in) Operating Activities:
Income before income taxes from continuing operations	$2,033	Ps. 28,371	Ps. 23,632	Ps. 16,758
Non-cash operating expenses	37	513	386	664
Other adjustments regarding operating activities	113	1,583	545	773
Adjustments regarding investing activities:
Depreciation	394	5,498	4,527	4,391
Amortization	75	1,043	975	798
(Gain) loss on sale of long-lived assets	(1)	(9)	215	177
Gain on sale of shares	—	(1)	(1,554)	(35)
Disposal of long-lived assets	50	703	9	129
Interest income	(72)	(999)	(1,104)	(1,205)
Equity method of associates	(370)	(5,167)	(3,538)	(132)
Adjustments regarding financing activities:
Interest expenses	210	2,934	3,265	4,011
Foreign exchange (gain) loss, net	(84)	(1,165)	614	431
Gain on monetary position, net	(9)	(146)	(410)	(486)
Market value loss (gain) on ineffective portion of derivative financial instruments	11	159	(212)	(124)

	2,387	33,317	27,350	26,150

Accounts receivable and other current assets	(202)	(2,819)	(1,402)	(681)
Inventories	(160)	(2,227)	(1,369)	(698)
Suppliers and other accounts payable	107	1,492	823	2,373
Other liabilities	(40)	(566)	(249)	(267)
Employee benefits	(36)	(496)	(530)	(302)
Income taxes paid	(463)	(6,457)	(6,821)	(3,831)

Net cash flows provided by continuing operations	1,593	22,244	17,802	22,744
Net cash flows provided by discontinued operations	—	—	1,127	8,181

Net cash flows provided by operating activities	1,593	22,244	18,929	30,925

Cash Flow Generated by (Used in) Investing Activities:
BRISA acquisition, net of cash acquired (see Note 5 A)	—	—	—	(717)
Payment of debt for the acquisition of Grupo Tampico, net of cash acquired (see Note 5 A)	(173)	(2,414)	—	—
Payment of debt for the acquisition of Grupo CIMSA , net of cash acquired (see Note 5 A)	(137)	(1,912)	—	—
Purchase of investments	(97)	(1,351)	(66)	(2,001)
Proceeds from investments	5	68	1,108	—
Recovery of long-term financing receivables with FEMSA Cerveza	—	—	12,209	—
Net effects of FEMSA Cerveza exchange	—	—	876	—
Other disposals	—	—	1,949	—
Interest received	71	991	1,104	1,205
Dividends received	119	1,661	1,304	—
Long-lived assets acquisitions	(760)	(10,615)	(9,590)	(7,315)
Long-lived assets sale	38	535	624	679
Other assets	(324)	(4,515)	(2,448)	(1,880)
Intangible assets	(38)	(538)	(892)	(1,347)

Net cash flows (used in) generated by investment activities by continuing operations	(1,296)	(18,090)	6,178	(11,376)
Net cash flows used in investment activities by discontinued operations	—	—	(4)	(3,389)

Net cash flows (used in) generated by investing activities	(1,296)	(18,090)	6,174	(14,765)

Net cash flows available for financing activities	297	4,154	25,103	16,160

The accompanying notes are an integral part of this consolidated statement of cash flows.

	2011			2010		2009
Cash Flow Generated by (Used in) Financing Activities:
Bank loans obtained	474		6,606		9,016		14,107
Bank loans paid	(267)		(3,732)		(12,536)		(15,533)
Interest paid	(218)		(3,043)		(3,018)		(4,259)
Dividends declared and paid	(475)		(6,625)		(3,813)		(2,246)
Acquisition of non-controlling interest	(8)		(115)		(219)		67
Other liabilities	(1)		(13)		74		(25)

Net cash flows used in financing activities by continuing operations	(495)		(6,922)		(10,496)		(7,889)
Net cash flows used in financing activities by discontinued operations	—		—		(1,012)		(909)

Net cash flows used in financing activities	(495)		(6,922)		(11,508)		(8,798)

Net cash flows by continuing operations	(198)		(2,768)		13,484		3,479
Net cash flows by discontinued operations	—		—		111		3,883

Net cash flows	(198)		(2,768)		13,595		7,362

Translation and restatement effect on cash and cash equivalents	143		2,000		(1,006)		(1,173)
Initial cash	1,942		27,097		15,824		9,635
Initial cash of discontinued operations	—		—		(1,316)		—

Initial cash and cash equivalents	1,942		27,097		14,508		9,635
Ending balance	1,887		26,329		27,097		15,824

Ending balance by discontinued operations	—		—		—		(1,316)

Total ending balance of cash and cash equivalents, net	$1,887	Ps.	26,329	Ps.	27,097	Ps.	14,508

The accompanying notes are an integral part of this consolidated statement of cash flows.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2011, 2010 and 2009. Amounts expressed in millions of Mexican pesos (Ps.).

	Capital Stock		Additional Paid-in Capital		Retained Earnings from Prior Years		Net Income		Cumulative Other Comprehensive Income (Loss)		Controlling Interest		Non-Controlling Interest in Consolidated Subsidiaries		Total Stockholders’ Equity
Balances at December 31, 2008	Ps.	5,348	Ps.	20,551	Ps.	38,929	Ps.	6,708	Ps.	(2,715)	Ps.	68,821	Ps.	28,074	Ps.	96,895

Transfer of prior year net income						6,708		(6,708)				—		—		—
Change in accounting principles (see Note 2 K)						(182)						(182)		—		(182)
Dividends declared and paid (see Note 21)						(1,620)						(1,620)		(635)		(2,255)
Acquisition by FEMSA Cerveza of non-controlling interest				(3)								(3)		19		16
Comprehensive income								9,908		4,713		14,621		6,734		21,355

Balances at December 31, 2009		5,348		20,548		43,835		9,908		1,998		81,637		34,192		115,829

Transfer of prior year net income						9,908		(9,908)				—		—		—
Dividends declared and paid (see Note 21)						(2,600)						(2,600)		(1,213)		(3,813)
Other transactions of non-controlling interest				10								10		(283)		(273)
Recycling of OCI and decreasing of non-controlling interest due to exchange of FEMSA Cerveza (see Note 5 B)								525		(525)		—		(1,221)		(1,221)
Other movements of equity method of associates, net of taxes						(98)						(98)		—		(98)
Comprehensive income								39,726		(1,327)		38,399		4,190		42,589

Balances at December 31, 2010		5,348		20,558		51,045		40,251		146		117,348		35,665		153,013

Transfer of prior year net income						40,251		(40,251)				—		—		—
Dividends declared and paid (see Note 21)						(4,600)						(4,600)		(2,025)		(6,625)
Acquisition of Grupo Tampico through issuance of Coca-Cola FEMSA shares (see Note 5 A)												—		7,828		7,828
Acquisition of Grupo CIMSA through issuance of Coca-Cola FEMSA shares (see Note 5 A)												—		9,017		9,017
Other transactions of non-controlling interest				(45)								(45)		(70)		(115)
Other movements of equity method of associates, net of taxes						60						60		—		60
Comprehensive income								15,133		5,684		20,817		7,119		27,936

Balances at December 31, 2011	Ps.	5,348	Ps.	20,513	Ps.	86,756	Ps.	15,133	Ps.	5,830	Ps.	133,580	Ps.	57,534	Ps.	191,114

The accompanying notes are an integral part of these consolidated statements of changes in stockholders’ equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 1. Activities of the Company

Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) is a Mexican holding company. The principal activities of FEMSA and its subsidiaries (the “Company”), as an economic unit, are carried out by operating subsidiaries and grouped under direct and indirect holding company subsidiaries (the “Subholding Companies”) of FEMSA.

On February 1, 2010, the Company and The Coca-Cola Company signed a second amendment to the shareholders’ agreement that confirms contractually the capability of the Company to govern the operating and financial policies of Coca-Cola FEMSA, to exercise control over the operations in the ordinary course of business and grants protective rights to The Coca-Cola Company on such items as mergers, acquisitions or sales of any line of business. These amendments were signed without transfer of any consideration. The percentage of voting interest of the Company in Coca-Cola FEMSA remains the same after the signing of this amendment.

On April 30, 2010, FEMSA exchanged 100% of its stake in FEMSA Cerveza, the beer business unit, for a 20% economic interest in Heineken Group (“Heineken”). This strategic transaction, as well as the related impacts, is broadly described in Note 5 B.

The following is a description of the activities of the Company as of the date of the issuance of these consolidated financial statements, together with the ownership interest in each Subholding Company:

Subholding Company	% Ownership	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”)	50.0% (1) (2) (63.0% of the voting shares)	Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. The Coca-Cola Company indirectly owns 29.4% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 20.6% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”). Its American Depositary Shares (ADSs) trade on the New York Stock Exchange (NYSE).

FEMSA Comercio, S.A. de C.V. and subsidiaries (“FEMSA Comercio”)	100%	Operation of a chain of convenience stores in Mexico under the trade name “OXXO.”

CB Equity, LLP (“CB Equity”)	100%	This company holds Heineken N.V. and Heineken Holding N.V. shares, acquired as part of the exchange of FEMSA Cerveza on April 2010 (see Note 5 B).

Other companies	100%	Companies engaged in the production and distribution of coolers, commercial refrigeration equipment and plastic cases; as well as transportation logistics and maintenance services to FEMSA’s subsidiaries and to third parties.

(1)	The Company controls operating and financial policies.
(2)	The ownership decreased from 53.7% in 2010 to 50.0% as of December 31, 2011 as a result of merger transactions (see Note 5 A).

Note 2. Basis of Presentation

The accompanying consolidated financial statements were prepared in accordance with Normas de Información Financiera (Mexican Financial Reporting Standards or “Mexican FRS”), individually referred to as “NIFs,” and are stated in millions of Mexican pesos (“Ps.”). The translation of Mexican pesos into U.S. dollars (“$”) is included solely for the convenience of the reader, using the noon buying exchange rate published by the Federal Reserve Bank of New York of 13.9510 pesos per U.S. dollar as of December 30, 2011.

The consolidated financial statements include the financial statements of FEMSA and those companies in which it exercises control. All intercompany account balances and transactions have been eliminated in consolidation.

The Company classifies its costs and expenses by function in the consolidated income statement, in order to conform to the industry’s practices where the Company operates. The income from operations line in the income statement is the result of subtracting cost of sales and operating expenses from total revenues, and it has been included for a better understanding of the Company’s financial and economic performance.

Beginning on January 1, 2008, and according to NIF B-10 “Effects of Inflation,” only inflationary economic environments have to recognize inflation effects. Since that date the Company has operated in a non inflationary economic environment in Mexico. As a result, the financial statements are no longer restated for inflation after December 31, 2007. Figures as of December 31, 2010, 2009 and 2008 are presented as they were reported in last year.

The consolidated balance sheet as of December 31, 2010 and the consolidated statement of cash flows for the years ended December 31, 2010 and 2009 present certain reclassifications for comparable purposes in accordance with several Mexican FRS which came into effect on January 1, 2011 (see Notes 2 C, D and E).

The results of operations of businesses acquired by the Company are included in the consolidated financial statements since the date of acquisition. As a result of certain acquisitions (see Note 5 A), the consolidated financial statements are not comparable to the figures presented in prior years.

The accompanying consolidated financial statements and their accompanying notes were approved for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on April 27, 2012 and subsequent events have been considered through that date (see Note 29).

On January 1, 2011, 2010, and 2009 several Mexican FRS came into effect. Such changes and their application are described as follows:

a)	NIF B-5, “Financial Information by Segment”:

In 2011, the Company adopted NIF B-5 “Financial Information by Segment”, which superseded Bulletin B-5. NIF B-5 establishes that an operating segment shall meet the following criteria: i) the segment engages in business activities from which it earns or is in the process of obtaining revenues, and incurs in the related costs and expenses; ii) the operating results are reviewed regularly by the main authority of the entity’s decision maker; and iii) specific financial information is available. NIF B-5 also requires disclosures related to operating segments subject to reporting, including details of earnings, assets and liabilities, reconciliations, information about products and services, and geographical areas. This pronouncement was applied retrospectively for comparative purposes and had no impact, except for new disclosure requirements such as: consolidated other expenses, consolidated other net finance expenses, consolidated net income before discontinued operations and investment in associates and joint ventures (see Note 25).

b)	NIF B-9, “Interim Financial Reporting”:

The Company adopted NIF B-9 “Interim Financial Reporting”, which prescribes the content to be included in a complete or condensed set of financial statements for an interim period. In accordance with this standard, the complete set of financial statements shall include: a) a statement of financial position as of the end of the period, b) an income statement for the period, c) a statement of changes in equity for the period, d) a statement of cash flows for the period, and e) notes providing the relevant accounting policies and other explanatory notes. Condensed financial statements shall include: a) condensed statement of financial position, b) condensed income statement, c) condensed statement of changes in equity, d) condensed statement of cash flows, and e) selected explanatory notes. The adoption of NIF B-9 did not impact the Company’s annual financial statements.

c)	NIF C-4, “Inventories”:

On January 1, 2011 the Company adopted NIF C-4, which replaced Mexican accounting Bulletin C-4, Inventories. The principal difference between Mexican accounting Bulletin C-4 and Mexican FRS C-4 is that the new standard does not allow using direct costs as the inventory valuation method nor does it allow using the LIFO cost method as the formulas (formerly method) for the assignment of unit cost to the inventories. Mexican FRS C-4 establishes that inventories must be valued at the lower of either acquisition cost or net realizable value. Such standard also establishes that advances to suppliers for the acquisition of merchandise must be classified as inventories provided the risks and benefits are transferred to the Company. This standard also sets some additional disclosures. NIF C-4 was applied retrospectively causing a decrease in the inventory balances reported as of December 31, 2010 as a result of the treatment of presentation of advances to suppliers (see Note 2 D), and additional disclosures related to goods in transit and allowance for obsolescence, which was reclassified to finished products (see Note 7). The application of this standard did not impact on inventory valuation of the Company.

d)	NIF C-5, “Prepaid Expenses”:

In 2011, the Company adopted NIF C-5, which superseded Mexican accounting Bulletin C-5. This standard establishes that the main characteristic of prepaid expenses is that they do not result in the transfer to the entity of the benefits and risks inherent to the goods or services to be received. Consequently, prepaid expenses must be recognized in the balance sheet as either current or non-current assets, depending on the item classification in the statement of financial position. Moreover, Mexican FRS C-5 establishes that prepayments made for goods or services whose inherent benefits and risks have already been transferred to the entity must be carried to the appropriate caption. The accounting changes resulting from the adoption of this standard were recognized retrospectively, causing an increase in “other current assets” Ps. 133 (see Note 8) and “other assets” Ps. 226 (see Note 12), as a result of the comparative presentation of prepaid expenses, which were reclassified from “inventories” (Ps. 133) and “property, plant, and equipment” (Ps. 226), as of December 31, 2010.

e)	NIF C-6, “Property, Plant and Equipment”:

In 2011, the Company adopted NIF C-6, which replaced Mexican accounting Bulletin C-6, Property, Machinery and Equipment, and it is effective beginning on January 1, 2011, with the exception for the changes related to the segregation of property, plant and equipment into separate components of those assets with different useful lives that is effective on January 1, 2012. However, the depreciation by separate items (major components), has been applied by the Company since priors years, and consequently did not impact its financials statements. Among other points, NIF C-6 establishes that for acquisitions of free-of charge assets, the cost of the assets must be null, thus eliminating the option of performing appraisals. In the case of asset exchanges, NIF C-6 requires entities to determine the commercial substance of the transaction. The depreciation of all assets must be applied against the components of the assets, and the amount to be depreciated is the cost of acquisition less the asset’s residual value. In addition, NIF C-6 clarifies that regardless of whether the use or non use of the asset is temporary or indefinite, it should not cease the depreciation charge. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. There are specific disclosures for public entities such as: additions, disposals, depreciation, impairments, among others. This standard was fully applied and did not impact the Company’s financial statements, except for reclassification from the balance of the property, plant and equipment as of December 31, 2010 as a result of the treatment of presentation of advances to suppliers (see Note 2 D) and additional disclosures (see Note 10).

f)	NIF C-18, “Obligations Related to Retirement of Property, Plant and Equipment”:

In 2011, the Company adopted NIF C-18, which establishes the accounting treatment for the recognition of a liability for legal or constructive obligations related to the retirement of property, plant and equipment recognized as a result of the acquisition, construction, development and/or normal operation of such components. This standard also establishes that an entity must initially recognize a provision for obligations related to retirement of property, plant and equipment based on its best estimate of the disbursements required to settle the present obligation at the time it is assumed, provided a reliable estimate can be made of the amount of the obligation. The best estimate of a provision for an obligation associated with the retirement of property, plant and equipment components should be determined using the expected present value method. The adoption of NIF C-18 did not impact the Company’s financial statements.

g)	NIF C-1, “Cash and Cash Equivalents”:

In 2010, the Company adopted NIF C-1 “Cash and Cash Equivalents,” which superseded Bulletin C-1 “Cash.” NIF C-1 establishes that cash shall be measured at nominal value, and cash equivalents shall be measured at acquisition cost for initial recognition. Subsequently, cash equivalents should be measured according to its designation: precious metals shall be measured at fair value, foreign currencies shall be translated to the reporting currency applying the closing exchange rate, other cash equivalents denominated in a different measure of exchange shall be recognized to the extent provided for this purpose at the closing date of financial statements, and temporary investments shall be presented at fair value. Cash and cash equivalents will be presented in the first line of assets, including restricted cash. This pronouncement was applied retrospectively, causing an increase in the cash balances reported as a result of the treatment of presentation of restricted cash, which was reclassified from “other current assets” for the amount of Ps. 394 at December 31, 2010 (see Note 4 B).

h)	Interpretation to Mexican Financial Reporting Standards (“Interpretación a las Normas de Información Financiera”) or “INIF 19”, “Accounting Change as a Result of IFRS Adoption”:

On September 30, 2010, INIF 19 “Accounting change as a result of IFRS adoption” was issued. INIF 19 states disclosure requirements for: (a) financial statements based on Mexican FRS that were issued before IFRS adoption and (b) financial statements on Mexican FRS that are issued during IFRS adoption process. The adoption of this INIF, resulted in additional disclosures regarding IFRS adoption, such as date of adoption, significant financial impact, significant changes in accounting policies, and others (see Note 28).

i)	NIF B-7, “Business Combinations”:

In 2009, the Company adopted NIF B-7 “Business Combinations,” which is an amendment to the previous Bulletin B-7 “Business Acquisitions.” NIF B-7 establishes general rules for recognizing the fair value of net assets of businesses acquired as well as the fair value of non-controlling interests, at the purchase date. This statement differs from the previous Bulletin B-7 in the following: a) To recognize all assets and liabilities acquired at their fair value, including the non-controlling interest based on the acquirer accounting policies, b) acquisition-related costs and restructuring expenses should not be part of the purchase price, and c) changes to tax amounts recorded in acquisitions must be recognized as part of the income tax provision. This pronouncement was applied prospectively to business combinations for which the acquisition date was on or after January 1, 2009.

j)	NIF C-7, “Investments in Associates and Other Permanent Investments”:

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

k)	NIF C-8, “Intangible Assets”:

In 2009, the Company adopted NIF C-8 “Intangible Assets” which is similar to previous Bulletin C-8 “Intangible Assets.” NIF C-8, establishes the rules of valuation, presentation and disclosures for the initial and subsequent recognition of intangible assets that are acquired either individually, through acquisition of an entity, or generated internally in the course of the entity’s operations. This NIF considers intangible assets as non-monetary items, broadens the criteria of identification to include not only if they are separable (asset could be sold, transferred or used by the entity) but also whether they come from contractual or legal rights. NIF C-8 establishes that preoperative costs capitalized before this standard went into effect should have intangible assets characteristics, otherwise preoperative costs must be expensed as incurred. The impact of adopting NIF C-8 was a Ps. 182, net of deferred income tax, regarding prior years preoperative costs that did not have intangible asset characteristics, charged to January 1, 2009 retained earnings in the consolidated financial statements and is presented as a change in accounting principle in the consolidated statements of changes in stockholders’ equity.

l)	NIF D-8, “Share-Based Payments”:

In 2009, the Company adopted NIF D-8 “Share-Based Payments” which establishes the recognition of share-based payments. When an entity purchases goods or pays for services with equity instruments, the NIF requires the entity to recognize those goods and services at fair value and the corresponding increase in equity. If the entity cannot determine the fair value of goods and services, it should determine if using an indirect method, based on fair value of the equity instruments. This pronouncement substitutes for the supplementary use of IFRS 2 “Share-Based Payments.” The adoption of NIF D-8 did not impact the Company’s financial statements.

m)	NIF B-8, “Consolidated and Combined Financial Statements”:

NIF B-8 “Consolidated and Combined Financial Statements,” issued in 2008 amends Bulletin B-8 “Consolidated and Combined Financial Statements and Assessment of Permanent Share Investments.” Prior Bulletin B-8 based its consolidation principle mainly on ownership of the majority voting capital stock. NIF B-8 differs from previous Bulletin B-8 in the following: a) defines control as the power to govern financial and operating policies, b) establishes that there are other facts, such as contractual agreements that have to be considered to determine if an entity exercises control or not, c) defines “Specific-Purpose Entity” (“SPE”), as those entities that are created to achieve a specific purpose and are considered within the scope of this pronouncement, d) establishes new terms as “controlling interest” instead of “majority interest” and “non-controlling interest” instead of “minority interest,” and e) confirms that non-controlling interest must be assessed at fair value at the subsidiary acquisition date. NIF B-8 was applied prospectively, beginning on January 1, 2009. The amendment to the shareholders agreement described in Note 1, allowed the Company to continue to consolidate Coca-Cola FEMSA for Mexican FRS purposes during 2009.

Adoption of IFRS

The Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or CNBV) announced that from 2012, all public companies listed in Mexico must report their financial information in accordance with International Financial Reporting Standards (“IFRS”). Since 2006, the CINIF (Mexican Board of Research and Development of Financial Reporting Standards) has been modifying Mexican Financial Reporting Standards in order to ensure their convergence with IFRS.

The Company will adopt IFRS beginning in January 1, 2012 with a transition date to IFRS of January 1, 2011. The consolidated financial statements of the Company for 2012 will be presented in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The SEC has previously changed its rules to allow foreign private issuers that report under IFRS as issued by the IASB to not reconcile their financial statements to Generally Accepted Accounting Principles in the United States of America (U.S. GAAP), (see Note 28).

Note 3. Foreign Subsidiary Incorporation

The accounting records of foreign subsidiaries are maintained in local currency and in accordance with local accounting principles of each country. For incorporation into the Company’s consolidated financial statements, each foreign subsidiary’s individual financial statements are adjusted to Mexican FRS, and translated into Mexican pesos, as described as follows:

•

For inflationary economic environments, the inflation effects of the origin country are recognized, and subsequently translated into Mexican pesos using the year-end exchange rate for the balance sheets and income statements; and

•

For non-inflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, stockholders’ equity is translated into Mexican pesos using the historical exchange rate, and the income statement is translated using the average exchange rate of each month.

		Local Currencies to Mexican Pesos
	Functional / Recording Currency	Average Exchange Rate for						Exchange Rate as of December 31
Country or Zone		2011		2010		2009		2011		2010		2009
Mexico	Mexican peso	Ps.	1.00	Ps.	1.00	Ps.	1.00	Ps.	1.00	Ps.	1.00	Ps.	1.00
Guatemala	Quetzal		1.60		1.57		1.66		1.79		1.54		1.56
Costa Rica	Colon		0.02		0.02		0.02		0.03		0.02		0.02
Panama	U.S. dollar		12.43		12.64		13.52		13.98		12.36		13.06
Colombia	Colombian peso		0.01		0.01		0.01		0.01		0.01		0.01
Nicaragua	Cordoba		0.55		0.59		0.67		0.61		0.56		0.63
Argentina	Argentine peso		3.01		3.23		3.63		3.25		3.11		3.44
Venezuela (1)	Bolivar		2.89		2.97		6.29		3.25		2.87		6.07
Brazil	Reai		7.42		7.18		6.83		7.45		7.42		7.50
Euro Zone	Euro		17.28		16.74		18.80		18.05		16.41		18.81

(1)	Equals 4.30 bolivars per one U.S. dollar in 2011 and 2010; and 2.15 bolivars per one U.S. dollar for 2009, translated to Mexican pesos applying the year-end exchange rate.

The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation are included in the cumulative translation adjustment, which is recorded in stockholders’ equity as part of cumulative other comprehensive income (loss).

Beginning in 2010, the government of Venezuela announced the devaluation of the Bolivar (Bs). The official exchange rate of Bs. 2.150 to the dollar, in effect since 2005, was replaced on January 8, 2010, with a dual-rate regime, which allows two official exchange rates, one for essential products of Bs. 2.60 per U.S. dollar and other non-essential products of Bs. 4.30 per

U.S. dollar. According to this, the exchange rate used by the company to convert the information of the operation for this country changed from Bs 2.15 to 4.30 per U.S. dollar in 2010. As a result of this devaluation, the balance sheet of the Coca-Cola FEMSA Venezuelan subsidiary reflected a reduction in other comprehensive income (part of shareholder’s equity) of Ps. 3,700 which was accounted for at the time of the devaluation in January 2010. The Company has operated under exchange controls in Venezuela since 2003 that affect its ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price to us of raw materials purchased in local currency.

During December 2010, authorities of the Venezuelan Government announced the unification of their two fixed U.S. dollar exchange rates to Bs. 4.30 per U.S. dollar, effective January 1, 2011. As a result of this change, the translation of balance sheet of the Coca-Cola FEMSA’s Venezuelan subsidiary did not have an impact in shareholders’ equity, since transactions performed by this subsidiary were already using the Bs. 4.30 exchange rate.

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

Note 4. Significant Accounting Policies

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

NIF B-10 establishes two types of inflationary environments: a) inflationary economic environment; this is when cumulative inflation of the three preceding years is 26% or more. In such case, inflation effects are recognized in the financial statements by applying the integral method and the recognized restatement effects for inflationary economic environments is made starting in the period that the entity becomes inflationary; and b) non-inflationary economic environment; this is when cumulative inflation of the three preceding years is less than 26%. In such case, no inflationary effects are recognized in the financial statements, keeping the recognized restatement effects from the last period in which the inflationary accounting was applied.

The Company recognizes the effects of inflation in the financial information of its subsidiaries that operate in inflationary economic environments through the integral method, which consists of:

•

Using inflation factors to restate non-monetary assets such as inventories, investments in process, property, plant and equipment, intangible assets, including related costs and expenses when such assets are consumed or depreciated. The imported assets are recorded using the exchange rate of the acquisition date, and are restated using the inflation factors of the country where the asset is acquired for inflationary economic environments;

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

The operations of the Company are classified as follows considering the cumulative inflation of the three preceding years of 2011. The following classification was also applied for the 2010 period:

	Inflation Rate		Cumulative Inflation
	2011	2010	2009	2010-2008	Type of Economy
Mexico	3.8%	4.4%	3.6%	15.2%	Non-Inflationary
Guatemala	6.2%	5.4%	(0.3)%	15.0%	Non-Inflationary
Colombia	3.7%	3.2%	2.0%	13.3%	Non-Inflationary
Brazil	6.5%	5.9%	4.1%	17.4%	Non-Inflationary
Panama	6.3%	4.9%	1.9%	14.1%	Non-Inflationary
Euro Zone	2.7%	2.2%	0.9%	4.3%	Non-Inflationary
Argentina	9.5%	10.9%	7.7%	28.1%	Inflationary
Venezuela	27.6%	27.2%	25.1%	108.2%	Inflationary
Nicaragua(1)	7.6%	9.2%	0.9%	25.4%	Inflationary
Costa Rica(1)	4.7%	5.8%	4.0%	25.4%	Inflationary

(1)	Costa Rica and Nicaragua have been considered inflationary economies in 2009, 2010 and 2011. While the cumulative inflation for 2008-2010 was less than 26%, inflationary trends in these countries continue to support this classification.

b)	Cash and Cash Equivalents and Investments:

Cash and Cash Equivalents:

Cash is measured at nominal value and consists of non-interest bearing bank deposits and restricted cash. Cash equivalents consisting principally of short-term bank deposits and fixed-rate investments with original maturities of three months or less are recorded at its acquisition cost plus accrued interest income not yet received, which is similar to listed market prices.

	2011		2010
Mexican pesos	Ps.	7,642	Ps.	11,207
U.S. dollars		13,752		12,652
Brazilian reais		1,745		1,792
Euros		785		531
Venezuelan bolivars		1,668		460
Colombian pesos		471		213
Argentine pesos		131		153
Others		135		89

	Ps.	26,329	Ps.	27,097

As of December 31, 2011 and 2010, the Company has restricted cash which is pledged as collateral of accounts payable in different currencies as follows:

	2011		2010
Venezuelan bolivars	Ps.	324	Ps.	143
Argentine pesos		—		2
Brazilian reais		164		249

	Ps.	488	Ps.	394

As of December 31, 2011 and 2010, cash equivalents amounted to Ps. 17,908 and Ps. 19,770, respectively.

Investments:

Investments consist of debt securities and bank deposits with maturities more than three months. Management determines the appropriate classification of investments of the time of purchase and reevaluates such designation as of each balance date. As of December 31, 2011 and 2010 investments are classified as available-for-sale and held-to maturity.

Available-for-sale investments are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Interest and dividends on investments classified as available-for-sale are included in interest income. The fair values of the investments are readily available based on quoted market prices.

Held-to maturity investments are those that the Company has the positive intent and ability to hold to maturity, and are carried at acquisition cost which includes any cost of purchase and premium or discount related to the investment which is amortized over the life of the investment based on its outstanding balance. Interest and dividends on investments classified as held-to maturity are included in interest income. The carrying value of Held-to maturity investments is similar to its fair value. The following is a detail of available-for-sale and held-to maturity investments.

Available-for-Sale
Debt Securities	2011		2010
Acquisition cost	Ps.	326	Ps.	66
Unrealized gross gain		4		—

Fair value	Ps.	330	Ps.	66

Held-to Maturity (1)
Bank Deposits
Acquisition cost	Ps.	993	Ps.	—
Accrued interest		6		—

Amortized cost	Ps.	999	Ps.	—

Total investments	Ps.	1,329	Ps.	66

(1)	Investments contracted in euros at a fixed interest rate and maturing on April 2, 2012.

c)	Accounts Receivable:

Accounts receivable representing exigible rights arising from sales, services and loans to employees or any other similar concept, are measured at their realizable value and are presented net of discounts and allowance for doubtful accounts.

Allowance for doubtful accounts is based on an evaluation of the aging of the receivable portfolio and the economic situation of the Company’s clients, as well as the Company’s historical loss rate on receivables and the economic environment in which the Company operates. The carrying value of accounts receivable approximates its fair value as of both December 31, 2011 and 2010.

Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company arising from the latter’s participation in advertising and promotional programs and investment in refrigeration equipment and returnable bottles made by Coca-Cola FEMSA (see Note 4 L).

d)	Inventories and Cost of Sales:

Inventories are measured at the lower of cost or net realizable value.

The cost of inventories is based on the weighted average cost formula and the operating segments of the Company use inventory costing methodologies to value their inventories, such as the standard cost method in Coca-Cola FEMSA and retail method in FEMSA Comercio.

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

Other current assets are comprised of payments for goods and services whose inherent risks and benefits have not been transferred to the Company and that will be received over the next 12 months, the fair market value of derivative financial instruments with maturity dates of less than one year (see Note 4 U), and long-lived assets available for sale that will be sold within the following year.

Prepaid expenses principally consist of advances to suppliers of raw materials, advertising, promotional, leasing and insurance expenses, and are recognized in the appropriate balance sheet or income statement caption when the risks and benefits have already been transferred to the Company and/or goods, services or benefits are received.

Advertising costs consist of television and radio advertising airtime paid in advance, and is generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in income from operations the first time the advertising is broadcasted.

Promotional expenses are recognized as incurred, except for those promotional costs related to the launching of new products or presentations before they are on the market. These costs are recorded as prepaid expenses and amortized over the period during which they are estimated to increase sales of the related products or container presentations to normal operating levels, which is generally no longer than one year.

The long-lived assets available-for-sale are recorded at the lower of cost or net realizable value. Long-lived assets are subject to impairment tests (see Note 8).

f)	Capitalization of Comprehensive Financing Result:

Comprehensive financing result directly attributable to qualifying assets has to be capitalized as part of acquisition cost, except for interest income obtained from temporary investments while the entity is waiting to invest in the qualifying asset. Comprehensive financing result of long-term financing clearly linked to qualifying assets is capitalized directly. When comprehensive financing result of direct or indirect financing is not clearly linked to qualifying assets, the Company capitalizes the proportional comprehensive financing result attributable to those qualifying assets by the weighted average interest rate of each business, including the effects of derivative financial instruments related to that financing.

g)	Investments in Shares:

Investments in shares of associated companies where the Company holds 10% or more of a public company, 25% or more of a non-public company, or exercises significant influence according to NIF C-7 (see Note 2 J), are initially recorded at their acquisition cost as of acquisition date and are subsequently accounted for by the equity method. In order to apply the equity method from associates, the Company uses the investee’s financial statements for the same period as the Company’s consolidated financial statements and converts them to Mexican FRS if the investee reports financial information in a different GAAP. Equity method income from associates is presented in the consolidated income statements as part of the income from continuing operations.

Goodwill identified at the investment’s acquisition date is presented as part of the investment of shares of an associate in the consolidated balance sheet.

On May 1, 2010, the Company started to account for its 20% interest in Heineken Group under the equity method (see Notes 5 B and 9). Heineken is an international company which prepares its information based on International Financial Reporting Standards (IFRS). The Company has analyzed differences between Mexican FRS and IFRS to reconcile Heineken’s net controlling interest income and comprehensive income as required by NIF C-7, in order to estimate the impact on its figures.

Investments in affiliated companies in which the Company does not have significant influence are recorded at acquisition cost and restated using the consumer price index if that entity operates in an inflationary economic environment.

h)	Property, Plant and Equipment:

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. The comprehensive financing result related to the acquisition or construction of qualifying asset is capitalized as part of the cost of that asset. Major maintenance costs are capitalized as part of total acquisition cost. Routine maintenance and repair costs are expensed as incurred. Property, plant and equipment also may include costs of dismantling and removing the items and restoring the site on which they are located. In 2011 Returnable bottles are also part of property, plant and equipment and 2010 has been also aggregated to conform this presentation.

Investments in fixed assets in progress consist of property, plant and equipment not yet in service, in other words, that are not yet used for the purpose that they were bought, built or developed. The Company expects to complete those investments during the following 12 months.

Depreciation is computed using the straight-line method over acquisition cost, reduced by their residual values. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted and depreciated for as separate items (major components) of property, plant and equipment. The Company estimates depreciation rates, considering the estimated useful lives of the assets, which along with residual value is reviewed, and modified if appropriate, at each financial year-end.

The estimated useful lives of the Company’s principal assets are as follows:

Years
Buildings	40–50
Machinery	12–20
Distribution equipment	10–12
Refrigeration equipment	5–7
Returnable bottles	1.5–4
Information technology equipment	3–5

Returnable and Non-Returnable Bottles:

The Company has two types of bottles: returnable and non-returnable.

•	Non returnable: Are recorded in the results of operations at the time of product sale.

•	Returnable: Are classified as long-lived assets as a component of property, plant and equipment.

Returnable bottles are recorded at acquisition cost, and for countries with inflationary economy they are restated by applying inflation factors as of the balance sheet date, according to NIF B-10.

There are two types of returnable bottles:

•	Those that are in the Company’s control within its facilities, plants and distribution centers; and

•	Those that have been placed in the hands of customers, but still belong to the Company.

Depreciation of returnable bottles is computed using the straight-line method over acquisition cost. The Company estimates depreciation rates considering their estimated useful lives.

Returnable bottles that have been placed in the hands of customers are subject to an agreement with a retailer pursuant to which the Company retains ownership. These bottles are monitored by sales personnel during periodic visits to retailers and the Company has the right to charge any breakage identified to the retailer. Bottles that are not subject to such agreements are expensed when placed in the hands of retailers.

The Company’s returnable bottles in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is depreciated according to their useful lives.

Leasing Contracts:

The Company leases assets such as property, land, and transportation, machinery and computer equipments.

Leases are capitalized if: i) the contract transfers ownership of the leased asset to the lessee at the end of the lease, ii) the contract contains an option to purchase the asset at a bargain purchase price, iii) the lease period is substantially equal to the remaining useful life of the leased asset or iv) the present value of future minimum payments at the inception of the lease is substantially equal to the market value of the leased asset, net of any residual value.

When the inherent risks and benefits of a leased asset remains substantially with the lessor, leases are classified as operating and rent is charged to results of operations as incurred.

i)	Other Assets:

Other assets represent payments whose benefits will be received in future years and mainly consist of the following:

•

Agreements with customers for the right to sell and promote the Company’s products during certain periods of time, which are considered monetary assets and amortized under the straight-line method over the life of the contract.

The amortization is recorded reducing net sales, which during years ended December 31, 2011, 2010 and 2009, amounted to Ps. 803, Ps. 553 and Ps. 604, respectively.

•

Leasehold improvements are amortized using the straight-line method, over the shorter of the useful life of the assets and the period of the lease. The amortization of leasehold improvements as of December 31, 2011, 2010 and 2009 were Ps. 590, Ps. 518 and Ps. 471, respectively.

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

Intangible assets with finite useful lives are amortized and mainly consist of:

•

Information technology and management systems costs incurred during the development stage which are currently in use. Such amounts were capitalized and then amortized using the straight-line method over the useful life of those assets. Expenses that do not fulfill the requirements for capitalization are expensed as incurred.

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

There are seven bottler agreements for Coca-Cola FEMSA’s territories in Mexico; two expire in June 2013, two expire in May 2015 and additionally three contracts that arose from the merger with Grupo Tampico and CIMSA, expire in September 2014, April and July 2016. The bottler agreement for Argentina expires in September 2014, for Brazil expires in April 2014, in Colombia in June 2014, in Venezuela in August 2016, in Guatemala in March 2015, in Costa Rica in September 2017, in Nicaragua in May 2016 and in Panama in November 2014. All of the Company’s bottler agreements are automatically renewable for ten-year terms, subject to the right of each party to decide not to renew any of these agreements. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on its business, financial conditions, results from operations and prospects.

Goodwill represents the excess of the acquisition cost over the fair value in identifiable net assets on the acquisition date. It equates to synergies both existing in the acquired operations and those further expected to be realized upon integration. Goodwill is recognized separately and is carried at cost, less accumulated impairment losses.

k)	Impairment of Investments in Shares, Long-Lived Assets and Goodwill:

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

For investments in shares, including its goodwill, the Company performs impairment tests whenever certain events or changes in circumstances indicate that the carrying amount may exceed fair value. When the events or circumstances are considered by the Company as an evidence of impairment that is other than temporary, a loss in value is recognized. Impairment charges regarding long-lived assets and goodwill are recognized in other expenses and charges regarding investments in shares are recognized as a decrease in the equity income method of the period.

Impairments regarding amortizable and indefinite life intangible assets are presented in Note 11. No impairment was recognized regarding to depreciable long-lived assets, goodwill nor investments in shares.

l)	Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in Coca-Cola FEMSA’s refrigeration equipment and returnable bottles investment program. The contributions received for advertising and promotional incentives are included as a reduction of selling expenses. The contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction of the investment in refrigeration equipment and returnable bottles. Total contributions received were Ps. 2,561, Ps. 2,386 and Ps. 1,945 during the years ended December 31, 2011, 2010 and 2009, respectively.

m)	Employee Benefits:

Employee benefits include obligations for pension and retirement plans, seniority premiums, postretirement medical services and severance indemnity liabilities other than restructuring, all based on actuarial calculations, using the projected unit credit method. Costs related to compensated absences, such as vacations and vacation premiums, are recognized on an accrual basis.

Employee benefits are considered to be non-monetary and are determined using long-term assumptions. The yearly cost of employee benefits is charged to income from operations and labor cost of past services is recorded as expenses over the remaining working life period of the employees.

Certain subsidiaries of the Company have established funds for the payment of pension benefits, seniority premiums and postretirement medical services through irrevocable trusts of which the employees are named as beneficiaries.

n)	Contingencies:

The Company recognizes a liability for a loss when it is probable that certain effects related to past events, would materialize and could be reasonably estimated. These events and its financial impact are disclosed as loss contingencies in the consolidated financial statements and include penalties, interests and any other charge related to contingencies. The Company does not recognize an asset for a gain contingency unless it is certain that will be collected.

o)	Commitments:

The Company discloses all its commitments regarding material long-lived assets acquisitions, and all contractual obligations (see Note 24 F).

p)	Revenue Recognition:

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

During 2007 and 2008, Coca-Cola FEMSA sold certain of its private label brands to The Coca-Cola Company. Proceeds received from The Coca-Cola Company were initially deferred and are being amortized against the related costs of future product sales over the estimated period of such sales. The balance of unearned revenues as of December 31, 2011 and 2010 amounted to Ps. 302 and Ps. 547, respectively. The short-term portions of such amounts which are presented as other current liabilities, amounted Ps. 197 and Ps. 276 at December 31, 2011 and 2010, respectively.

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

Selling expenses include:

•

Distribution: labor costs (salaries and other benefits); outbound freight costs, warehousing costs of finished products, breakage of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2011, 2010 and 2009, these distribution costs amounted to Ps. 15,125, Ps. 12,774 and Ps. 13,395, respectively;

•	Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel; and

•	Marketing: labor costs (salaries and other benefits), promotional expenses and advertising costs.

r)	Other Expenses:

Other expenses include Employee Profit Sharing (“PTU”), gains or losses on disposals of long-lived assets, impairment of long-lived assets, contingencies reserves as well as their subsequent interest and penalties, severance payments derived from restructuring programs and all other non-recurring expenses related to activities different from the main activities of the Company that are not recognized as part of the comprehensive financing result.

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

According to the assets and liabilities method described in NIF D-4 Income Taxes, the Company does not expect relevant deferred items to materialize. As a result, the Company has not recognized deferred employee profit sharing as of either December 31, 2011, 2010 or 2009.

Severance indemnities resulting from a restructuring program and associated with an ongoing benefit arrangement are charged to other expenses on the date when the Company has made the decision to dismiss personnel under a formal program or for specific causes.

s)	Income Taxes:

Income tax is charged to results as incurred, as are deferred income taxes. For purposes of recognizing the effects of deferred income taxes in the consolidated financial statements, the Company utilizes both retrospective and prospective analysis over the medium term when more than one tax regime exists per jurisdiction and recognizes the amount based on the tax regime it expects to be subject to, in the future. Deferred income taxes assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits for which it is more likely than not that they are not realizable.

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

•

Gain or Loss on Monetary Position: The gain or loss on monetary position results from the changes in the general price level of monetary accounts of those subsidiaries that operate in inflationary environments (see Note 4 A), which is determined by applying inflation factors of the country of origin to the net monetary position at the beginning of each month and excluding the intercompany financing in foreign currency that is considered as long-term investment because of its nature (see Note 3), as well as the gain or loss on monetary position from long-term liabilities to finance long-term assets, and

•

Market Value Gain or Loss on Ineffective Portion of Derivative Financial Instruments: Represents the net change in the fair value of the ineffective portion of derivative financial instruments, the net change in the fair value of those derivative financial instruments that do not meet hedging criteria for accounting purposes; and the net change in the fair value of embedded derivative financial instruments.

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

As of December 31, 2011 and 2010, the balance in other current assets of derivative financial instruments was Ps. 511 and Ps. 24 (see Note 8), and in other assets Ps. 850 and Ps. 708 (see Note 12), respectively. The Company recognized liabilities regarding derivative financial instruments in other current liabilities of Ps. 69 and Ps. 41 (see Note 24 A), as of the end of December 31, 2011 and 2010, respectively, and other liabilities of Ps. 565 and Ps. 653 (see Note 24 B) for the same periods.

The Company designates its financial instruments as cash flows hedges at the inception of the hedging relationship when transactions meet all hedging accounting requirements. For cash flows hedges, the effective portion is recognized temporarily in cumulative other comprehensive income (loss) within stockholders’ equity and subsequently reclassified to current earnings at the same time the hedged item is recorded in earnings. When derivative financial instruments do not meet all of the accounting requirements for hedging purposes, the change in fair value is immediately recognized in net income. For fair value hedges, the changes in the fair value are recorded in the consolidated results in the period the change occurs as part of the market value gain or loss on ineffective portion of derivative financial instruments.

The Company identifies embedded derivatives that should be segregated from the host contract for purposes of valuation and recognition. When an embedded derivative is identified and the host contract has not been stated at fair value, the embedded derivative is segregated from the host contract, stated at fair value and is classified as trading. Changes in the fair value of the embedded derivatives at the closing of each period are recognized in the consolidated results.

v)	Cumulative Other Comprehensive Income (OCI):

The cumulative other comprehensive income represents the period net income as described in NIF B-3 “Income Statement,” plus the cumulative translation adjustment resulted from translation of foreign subsidiaries and associates to Mexican pesos and the effect of unrealized gain/loss on cash flows hedges from derivative financial instruments.

	2011		2010
Unrealized gain on cash flows hedges	Ps.	367	Ps.	140
Cumulative translation adjustment		5,463		6

	Ps.	5,830	Ps.	146

The changes in the cumulative translation adjustment (“CTA”) were as follows:

	2011		2010		2009
Initial balance	Ps.	6	Ps.	2,894	Ps.	(826)
Recycling of CTA from FEMSA Cerveza business (see Note 5 B)		—		(1,418)		—
Gain (loss) translation effect		5,436		(3,031)		2,183
Foreign exchange effect from intercompany long-term loans		21		1,561		1,537

Ending balance	Ps.	5,463	Ps.	6	Ps.	2,894

The changes in the deferred income tax from the cumulative translation adjustment amounted to a provision of Ps. 2,779 and a credit of Ps. 352 for the years ended December 2011 and 2010, respectively (see Note 23 C).

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

The Company recognizes issuances of a subsidiary’s stock as a capital transaction. The difference between the book value of the shares issued and the amount contributed by the non-controlling interest holder or a third party is recorded as additional paid-in capital.

y)	Earnings per Share:

Earnings per share are determined by dividing net controlling interest income by the average weighted number of shares outstanding during the period.

Earnings per share before discontinued operations are calculated by dividing consolidated net income before discontinued operations by the average weighted number of shares outstanding during the period.

Earnings per share from discontinued operations are calculated by dividing net income from discontinued operations plus income from the exchange of shares with Heineken, net of taxes, by the average weighted number of shares outstanding during the period.

z)	Information by Segment:

The analytical information by segment is presented considering the business units (Subholding Companies as defined in Note 1) and geographic areas in which the Company operates, which is consistent with the internal reporting presented to the Chief Operating Decision Maker, which is considered to be the main authority of the entity. A segment is a component of the Company that engages in business activities from which it earns or is in the process of obtaining revenues, and incurs in the related costs and expenses, including revenues and costs and expenses that relate to transactions with any of Company’s other components. All segments’ operating results are reviewed regularly by the Chief Operating Decision Maker to make decisions about resources to be allocated to the segment and to assess its performance, and for which financial information is available.

The main indicators used by the Chief Operating Decision Maker to evaluate performance of the Company in each segment are its income from operations and cash flow from operations before changes in working capital and provisions, which the Company defined as the result of subtracting cost of sales and operating expenses from total revenues and income from operations plus depreciation and amortization, respectively. Inter-segment transfers or transactions are entered and presented into under accounting policies of each segment which are the same to those applied by the Company. Intercompany operations are eliminated and presented within the consolidation adjustment column included in the table in Note 25. Unallocated results items comprise other expenses, net and other net finance expenses (see Note 25).

aa)	Business Combinations:

Business combinations are accounted for using the acquisition method of accounting which includes an allocation of the estimated fair value of the purchase price to the net assets acquired. Once the purchase price has been allocated, the Company measures its goodwill, as the fair value of the consideration transferred including any contingent consideration less the net recognized amount of the identifiable assets acquired and liabilities assumed.

The valuation of the identifiable assets, in particular intangible assets related distribution rights, requires the Company to make significant assumptions, and also require judgments and estimates. A change in any of these estimates or judgments could change the amount of the purchase price to be allocated to the particular asset or liability and goodwill could be affected by these changes.

Cost related to the acquisition, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with the business combination are expensed as incurred as part of the administrative expenses.

Note 5. Acquisitions and Disposals

a)	Acquisitions:

Coca-Cola FEMSA made certain business acquisitions that were recorded using the purchase method. The results of the acquired operations have been included in the consolidated financial statements since Coca-Cola FEMSA obtained control of acquired businesses as disclosed below. Therefore, the consolidated income statements and the consolidated balance sheets in the years of such acquisitions are not comparable with previous periods. The consolidated cash flows for the years ended December 31, 2011 and 2009 show the acquired operations net of the cash related to those acquisitions. In 2010 the Company did not have any significant business combinations.

i)	On October 10, 2011, Coca-Cola FEMSA completed the acquisition of 100% of Administradora de Acciones del Noreste, S.A. de C.V. (“Grupo Tampico”) a bottler of Coca-Cola trademark products in the states of Tamaulipas, San Luis Potosí and Veracruz; as well as in parts of the states of Hidalgo, Puebla and Queretaro. This acquisition was made so as to reinforce the Coca-Cola FEMSA’s leadership position in Mexico and Latin America. The transaction involved: (i) the issuance of 63,500,000 shares of previously unissued Coca-Cola FEMSA L shares, and (ii) the assumption of certain debt of Ps. 2,436, in exchange for 100% share ownership of Grupo Tampico, which was accomplished through a merger. The total purchase price was Ps. 10,264 based on a share price of 123.27 per share on October 10, 2011. Transaction related costs of Ps. 20 were expensed by the Coca-Cola FEMSA as incurred as required by Mexican FRS, and recorded as a component of administrative expenses in the accompanying consolidated statements of income. Grupo Tampico was included in operating results from October, 2011.

The Coca-Cola FEMSA’s estimate of fair value of the Grupo Tampico’s net assets acquired is as follows:

Total current assets, including cash acquired of Ps. 22	Ps.	461
Total non-current assets		2,529
Distribution rights		5,499
Goodwill		2,579

Total assets		11,068

Debt		(2,436)
Other liabilities		(804)

Total liabilities		(3,240)

Net assets acquired		7,828

Consideration transfered through issuance of shares	Ps.	7,828
Debt paid by Coca-Cola FEMSA		2,436

Total purchase price		10,264

The condensed income statement of Grupo Tampico for the period from October 10 to December 31, 2011 is as follows:

Income Statement
Total revenues	Ps. 1,056
Income from operations	117
Income before taxes	43

Net income	Ps. 31

ii)	On December 9, 2011, Coca-Cola FEMSA completed the acquisition of 100% of Corporación de los Angeles, S.A. de C.V. (“Grupo CIMSA”), a bottler of Coca-Cola trademark products, which operates mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacan, Mexico. This acquisition was also made so as to reinforce the Coca-Cola FEMSA’s leadership position in Mexico and Latin America. The transaction involved the issuance of 75,423,728 shares of previously unissued Coca-Cola FEMSA L shares along with the cash payment prior to closing of Ps. 2,100 in exchange for 100% share ownership of Grupo CIMSA, which was accomplished through a merger. The total purchase price was Ps. 11,117 based on a share price of Ps. 119.55 per share on December 9, 2011. Transaction related costs of Ps. 24 were expensed by the Coca-Cola FEMSA as incurred as required by Mexican FRS, and recorded as a component of administrative expenses in the accompanying consolidated statements of income. Grupo CIMSA was included in operating results from December 2011.

Coca-Cola FEMSA, preliminary estimate of fair value of the Grupo CIMSA’s net assets acquired is as follows:

Total current assets, including cash acquired of Ps. 188	Ps.	737
Total non-current assets		2,802
Distribution rights		6,228
Goodwill		1,936

Total assets		11,703

Total liabilities		(586)

Net assets acquired		11,117

Consideration transfered through issuance of shares	Ps.	9,017
Cash paid by Coca-Cola FEMSA		2,100

Total purchase price		11,117

Coca-Cola FEMSA’s purchase price allocation is preliminary in nature in that its estimation of the fair value of property and equipment and distribution rights is pending receipt of final valuation reports by a third-party valuation experts. To date, only draft reports have been received.

The condensed income statement of Grupo CIMSA for the period from December 12, to December 31, 2011 is as follows:

Total revenues	Ps. 429
Income from operations	60
Income before taxes	32

Net income	Ps. 23

iii)	On February 27, 2009, Coca-Cola FEMSA, along with The Coca-Cola Company, completed the acquisition of certain assets of the Brisa bottled water business in Colombia. This acquisition was made so as to strengthen Coca-Cola FEMSA’s position in the local water business in Colombia. The Brisa bottled water business was previously owned by a subsidiary of SABMiller. Terms of the transaction called for an initial purchase price of $92, of which $46 was paid by Coca-Cola FEMSA and $46 by The Coca-Cola Company. The Brisa brand and certain other intangible assets were acquired by The Coca-Cola Company, while production related property and equipment and inventory was acquired by Coca-Cola FEMSA. Coca-Cola FEMSA also acquired the distribution rights over Brisa products in its Colombian territory. In addition to the initial purchase price, contingent purchase consideration also existed related to the net revenues of the Brisa bottled water business subsequent to the acquisition. The total purchase price incurred by Coca-Cola FEMSA was Ps. 730, consisting of Ps. 717 in cash payments, and accrued liabilities of Ps. 13. Transaction related costs were expensed by Coca-Cola FEMSA as incurred, as required by Mexican FRS. Following a transition period, Brisa was included in Coca-Cola FEMSA’s operating results beginning June 1, 2009.

The estimated fair value of Brisa’s net assets acquired by Coca-Cola FEMSA is as follows:

Production related property and equipment, at fair value	Ps. 95
Distribution rights, at fair value, with an indefinite life	635

Net assets acquired / purchase price	Ps. 730

Brisa’s results operation for the period from the acquisition through December 31, 2009 were not material to our consolidated results of operations.

iv)	Unaudited Pro Forma Financial Data.

The following unaudited consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisitions of Grupo Tampico and Grupo CIMSA mentioned in the preceding paragraphs; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired companies.

The unaudited pro forma adjustments assume that the acquisitions were made at the beginning of the year immediately preceding the year of acquisition, and are based upon available information and other assumptions that management considers reasonable. The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been for each year, had the transactions in fact occurred on January 1, 2010, nor are they intended to predict the Company’s future results of operations.

	FEMSA unaudited pro forma consolidated results for the years ended December 31,
	2011		2010
Total revenues	Ps.	212,264	Ps.	177,857
Income before income taxes		29,296		24,268
Consolidated net income before discontinued operations		21,319		18,389
Net controlling interest income before discontinued operations per share Series “B”		0.77		0.66
Net controlling interest income before discontinued operations per share Series “D”		0.96		0.82

b)	Disposals:

i)	On April 30, 2010 FEMSA exchanged 100% of FEMSA Cerveza, the beer business unit, for 20% economic interest in Heineken. Under the terms of the agreement, FEMSA exchanged its beer business and received 43,018,320 shares of Heineken Holding N.V., and 72,182,203 shares of Heineken N.V., of which 29,172,504 will be delivered pursuant to an allotted share delivery instrument (“ASDI”). Those shares are considered in substance common stock due to its similarity to common stock, such as rights to receive the same dividends as any other share. Under the ASDI, it was expected that the allotted shares would be acquired by Heineken in the secondary market for delivery to FEMSA over a term not to exceed five years. As of December 31, 2011, the process of delivery of all shares has been completed (and 10,240,553 shares had been delivered to the Company as of December 31, 2010) (see Note 9).

The total transaction was valued approximately at $7,347, including assumed debt of $2,100, based on shares closing prices of € 35.18 for Heineken N.V., and € 30.82 for Heineken Holding N.V. on April 30, 2010. The Company recorded a net gain after taxes that amounted to Ps. 26,623 which is the difference between the fair value of the consideration received and the book value of FEMSA Cerveza as of April 30, 2010; a deferred income tax of Ps. 10,379 (see “Income from the exchange of shares with Heineken, net of taxes” in the consolidated income statements and Note 23 C), and recycling Ps. 525 (see consolidated statements of changes in stockholders’ equity) from other comprehensive income which are integrated of Ps.1,418 accounted as a gain of cumulative translation adjustment and Ps. 893 as a mark to market loss on derivatives in cumulative comprehensive loss. Additionally, the Company maintained a loss contingency of Ps. 560 as of December 31, 2010, regarding the indemnification accorded with Heineken over FEMSA Cerveza prior tax contingencies. This contingency amounted to Ps. 445 as of December 31, 2011 and Ps. 113 has been reclassified to other current liabilities (see Note 24 B).

As of the date of the exchange, the Company lost control over FEMSA Cerveza and stopped consolidating its financial information and accounted for the 20% economic interest of Heineken acquired by the purchase method as established in NIF C-7 “Investments in Associates and Other Permanent Investments.” Subsequently, this investment in shares has been accounted for by the equity method, because of the Company’s significant influence.

After purchase price adjustments, the Company identified intangible assets of indefinite and finite life brands and goodwill that amounted to € 15,274 million and € 1,200 million respectively and increased certain operating assets and liabilities to fair value, which are presented as part of the investment in shares of Heineken within the consolidated financial statement.

The fair values of the proportional assets acquired and liabilities assumed as part of this transaction are as follows:

In millions of euros	Heineken Figures at Fair Value	Fair Value of Proportional Net Assets Acquired by FEMSA (20%)
ASSETS
Property, plant and equipment	8,506	1,701
Intangible assets	15,274	3,055
Other assets	4,025	805
Total non-current assets	27,805	5,561
Inventories	1,579	316
Trade and other receivable	3,240	648
Other assets	1,000	200
Total current assets	5,819	1,164

Total assets	33,624	6,725

LIABILITIES
Loans and borrowings	9,551	1,910
Employee benefits	1,335	267
Deferred tax liabilities	2,437	487
Other non-current liabilities	736	147
Total non-current liabilities	14,059	2,811
Trade and other payables	5,019	1,004
Other current liabilities	1,221	244
Total current liabilities	6,240	1,248

Total liabilities	20,299	4,059

Net assets acquired	13,325	2,666

Goodwill identified in the acquisition		1,200

Total purchase price		3,866

Summarized consolidated balance sheet and income statements of FEMSA Cerveza are presented as follows as of:

Consolidated Balance Sheet	April 30, 2010
Current assets	Ps.13,770
Property, plant and equipment	26,356
Intangible assets and goodwill	18,828
Other assets	11,457

Total assets	70,411

Current liabilities	14,039
Long term liabilities	27,586

Total liabilities	41,625

Total stockholders’ equity:
Controlling interest	27,417
Non-controlling interest in consolidated subsidiaries	1,369

Total stockholders’ equity	28,786

Total liabilities and stockholders’ equity	Ps.70,411

Consolidated Income Statements	April 30, 2010		December 31, 2009
Total revenues	Ps.	14,490	Ps.	46,329
Income from operations		1,342		5,887
Income before income tax		749		2,231
Income tax		43		(1,052)

Consolidated net income		706		3,283

Less: Net income attributable to the non-controlling interest		48		787

Net income attributable to the controlling interest	Ps.	658	Ps.	2,496

As a result of the transaction described above, FEMSA Cerveza operations for the period ended on April 30, 2010, and December 31, 2009 are presented in a single line as discontinued operations, net of taxes in the consolidated income statement. Prior years consolidated financial statements and the accompanying notes were reformulated in order to present FEMSA Cerveza as discontinued operations for comparable purposes.

Consolidated statement of cash flows of December 31, 2010 and 2009 presents FEMSA Cerveza as discontinued operations. Intercompany transactions between the Company and FEMSA Cerveza for 2009 were reclassified in order to conform to consolidated financial statements as of December 31, 2010.

ii)	On September 23, 2010, the Company disposed of its subsidiary Promotora de Marcas Nacionales, S.A. de C.V. for which it received a payment of Ps.1,002 from The Coca-Cola Company. The Company recognized a gain of Ps. 845 as a sale of shares within other expenses, which is the difference between the fair value of the consideration received and the carrying value of the net assets disposed.

iii)	On December 31, 2010, the Company disposed of its subsidiary Grafo Regia, S.A. de C.V for which it received a payment of Ps. 1,021. The Company recognized a gain of Ps. 665, as a sale of shares within other expenses, which is the difference between the fair value of the consideration received and the carrying value of the net assets disposed.

Note 6. Accounts Receivable

	2011	2010
Trade	Ps. 8,175	Ps. 5,739
Allowance for doubtful accounts	(343)	(249)
The Coca-Cola Company	1,157	1,030
Notes receivable	339	402
Loans to employees	146	111
Travel advances to employees	54	51
Other	971	618

	Ps. 10,499	Ps. 7,702

The changes in the allowance for doubtful accounts are as follows:

	2011	2010	2009
Opening balance	Ps. 249	Ps. 246	Ps. 206
Provision for the year	173	113	91
Write-off of uncollectible accounts	(86)	(100)	(76)
Translation of foreign currency effect	7	(10)	25

Ending balance	Ps. 343	Ps. 249	Ps. 246

Note 7. Inventories

	2011	2010
Finished products	Ps. 8,339	Ps. 7,222
Raw materials	3,656	2,674
Spare parts	779	710
Work in process	82	60
Goods in transit	1,529	648

	Ps. 14,385	Ps. 11,314

Note 8. Other Current Assets

	2011	2010
Prepaid expenses	Ps. 1,266	Ps. 638
Long-lived assets available for sale	26	125
Agreements with customers	194	85
Derivative financial instruments	511	24
Short-term licenses	28	24
Other	89	142

	Ps. 2,114	Ps. 1,038

Prepaid expenses as of December 31, 2011 and 2010 are as follows:

	2011	2010
Advances for inventories	Ps. 497	Ps. 133
Advertising and promotional expenses paid in advance	211	207
Advances to service suppliers	259	154
Prepaid leases	85	84
Prepaid insurance	58	31
Other	156	29

	Ps. 1,266	Ps. 638

The advertising and deferred promotional expenses recorded in the consolidated income statements for the years ended December 31, 2011, 2010 and 2009 amounted to Ps. 5,076 Ps. 4,406 and Ps. 3,629, respectively.

Note 9. Investments in Shares

Company	% Ownership		2011		2010
Heineken Group (1) (2)	20.00%	(3)	Ps.	75,075	Ps.	66,478
Coca-Cola FEMSA:
Compañía Panameña de Bebidas S.A.P.I., S.A. de C,V. (2)	50.00%			703		—
SABB Sistema de Alimentos e Bebidas Do Brasil, LTDA(2) (4)	19.73%			931		814
Jugos del Valle, S.A.P.I. de C.V. (1) (2)	23.99%			819		603
Holdfab2 Participacoes Societarias, (“Holdfab2”), LTDA (2)	27.69%			262		300
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1) (2)	19.20%			100		67
Industria Mexicana de Reciclaje, S.A. de C.V. (2)	35.00%			70		69
Estancia Hidromineral Itabirito, LTDA (2)	50.00%			142		87
Beta San Miguel, S.A. de C.V. (“Beta San Miguel”) (5)	2.54%			69		69
KSP Partiçipações, LTDA (2)	38.74%			102		93
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”) (2)	13.20%			281		—
Dispensadoras de Café, S.A.P.I. de C.V. (2)	50.00%			161		—
Other	Various			16		6
Other investments (6)	Various			241		207

			Ps.	78,972	Ps.	68,793

(1)	The Company has significant influence due to the fact of its representation in the Board of Directors in those companies.
(2)	Equity method. The date of the financial statements of the investees used to account for the equity method is the same as the one used in the Company consolidated financial statements.
(3)	As of December 31, 2011 , comprised of 12.53% of Heineken, N.V. and 14.94% of Heineken Holding, N.V., which represents an economic interest of 20% in Heineken (see Note 5 B).
(4)	During June 2011, a reorganization of the Coca-Cola FEMSA Brazilian investments occurred by way of a merger of the companies Sucos del Valle Do Brasil, LTDA and Mais Industria de Alimentos, LTDA giving rise to a new company by the name of Sistema de Alimentos e Bebidas do Brasil, LTDA.
(5)	Acquisition cost.
(6)	Includes 45.00% ownership investments in Energía Alterna Istmeña, S. de R.L. de C.V. and Energía Eólica Mareña, S.A de C.V.

As mentioned in Note 5, on December 9, 2011, Coca-Cola FEMSA completed the acquisition of 100% of Corporación de los Angeles, S.A. de C.V. (“Grupo CIMSA”). As part of the acquisition of Grupo CIMSA, the Company also acquired a 13.20% equity interest in Promotora Industrial Azucarera S.A de C.V.

On March 28, 2011 Coca-Cola FEMSA made an initial investment for Ps. 620 together with The Coca-Cola Company in Compañía Panameña de Bebidas S.A.P.I. de C.V. (Grupo Estrella Azul), a Panamanian conglomerate in the dairy and juice-based beverage categories business in Panama. The investment of Coca-Cola FEMSA represents 50% of ownership .

On March 17, 2011, a consortium of investors formed by FEMSA, the Macquarie Mexican Infrastructure Fund and other investors, acquired Energía Alterna Istmeña, S. de R.L. de C.V., which we refer to as EAI, and Energía Eólica Mareña, S.A. de C.V., which we refer to as EEM, from subsidiaries of Preneal, S.A., which we refer to as Preneal. EAI and EEM are the owners of a 396 megawatt late-stage wind energy project in the southeastern region of the State of Oaxaca. This project is expected to be the largest wind power farm in Latin America.

In August 2010, Coca-Cola FEMSA made an investment for approximately Ps. 295 (40 million Brazilian Reais) in Holdfab2 Participações Societárias, LTDA representing a 27.69% interest. Holdfab2 has a 50% investment in Leao Junior, a tea producer company in Brazil.

During 2010, the shareholders of Jugos del Valle, including Coca-Cola FEMSA, agreed to spin-off the distribution rights. Those shareholders now purchase product directly from Jugos del Valle for resale to their customers. This reorganization resulted in a decrease of Coca-Cola FEMSA’s investment in shares of Ps. 735 and an increase to its intangible assets (distribution rights of a separate legal entity) for the same amount. During 2011, Coca-Cola FEMSA increased its ownership percentage in Jugos del Valle from 19.80% to 23.99% as a result of the holdings of the acquired companies disclosed in Note 5.

Heineken’s main activities are the production, distribution and marketing of beer worldwide. The Company recognized an equity income of Ps. 5,080 and Ps. 3,319 regarding its interest in Heineken, for the year ended December 31, 2011 and the period from May 1, 2010 to December 31, 2010, respectively.

The following is some relevant financial information from Heineken under IFRS as of December 31, 2011 and 2010 and the consolidated results for the full years as of December 31, 2011 and 2010:

In millions of euros	2011	2010(1)
Current assets	4,708	4,318
Long-term assets	22,419	22,344

Total assets	27,127	26,662
Current liabilities	6,159	5,623
Long-term liabilities	10,876	10,819

Total liabilities	17,035	16,442

Total stockholders’ equity	10,092	10,220

In millions of euros	2011	2010(1)
Total revenues and other income	17,187	16,372
Total expenses	(14,972)	(14,074)

Results from operating activities	2,215	2,298
Profit before income tax	2,025	1,982
Income tax	(465)	(403)

Profit	1,560	1,579
Profit attributable to equity holders of the company	1,430	1,447

Total comprehensive income	1,007	2,130
Total comprehensive income attributable to equity holders of the company	884	1,983

(1)	Heineken adjusted its comparative figures due to the accounting policy change in employee benefits.

As of December 31, 2011 and 2010 fair value of Company’s investment in Heineken N.V. Holding and Heineken N.V. represented by shares equivalent to 20% of its outstanding shares amounted to € 3,942 million and € 4,048 million based on quoted market prices of those dates. As of April 27, 2012, issuance date of these consolidated financial statements, fair value amounted to € 4,517 million.

During the years ended December 31, 2011 and 2010, the Company has received dividends distributions from Heineken, amounted to Ps. 1,661 and Ps. 1,304, respectively.

Note 10. Property, Plant and Equipment.

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Bottles and Cases		Investments in Fixed Assets in Progress		Not Strategic Assets		Others		Total
Cost as of January 1, 2010	Ps.	5,412	Ps.	12,020	Ps.	39,638	Ps.	9,027	Ps.	2,029	Ps.	2,825	Ps.	330	Ps.	527	Ps.	71,808
Additions		106		322		3,045		834		1,013		4,155		—		115		9,590
Transfer of completed projects in progress		—		238		2,096		700		409		(3,443)		—		—		—
Transfer to/(from) assets classified as held for sale		(64)		7		21		—		—		—		71		—		35
Disposals		(57)		(116)		(2,515)		(540)		(611)		(40)		(29)		(32)		(3,940)
Effects of changes in foreign exchange rates		(269)		—		(5,096)		(730)		—		(495)		(140)		(214)		(6,944)
Changes in value on the recognition of inflation effects		98		470		1,029		249		14		47		—		64		1,971
Capitalization of comprehensive financing result		—		—		—		—		—		(33)		—		—		(33)

Cost as of December 31, 2010	Ps.	5,226	Ps.	12,941	Ps.	38,218	Ps.	9,540	Ps.	2,854	Ps.	3,016	Ps.	232	Ps.	460	Ps.	72,487

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Bottles and Cases		Investments in Fixed Assets in Progress		Not Strategic Assets		Others		Total
Cost as of January 1, 2011	Ps.	5,226	Ps.	12,941	Ps.	38,218	Ps.	9,540	Ps.	2,854	Ps.	3,016	Ps.	232	Ps.	460	Ps.	72,487
Additions and acquired in business combination		830		1,552		5,507		1,535		1,441		4,274		—		184		15,323
Transfer of completed projects in progress		23		280		2,466		380		398		(3,547)		—		—		—
Transfer to/(from) assets classified as held for sale		125		108		6		—		—		—		(42)		—		197
Disposals		(57)		(50)		(2,294)		(463)		(694)		—		(109)		(114)		(3,781)
Effects of changes in foreign exchange rates		183		2		1,701		481		110		108		20		44		2,649
Changes in value on the recognition of inflation effects		114		571		1,368		301		31		83		—		11		2,479
Capitalization of comprehensive financing result		—		—		—		—		—		(14)		—		—		(14)

Cost as of December 31, 2011	Ps.	6,444	Ps.	15,404	Ps.	46,972	Ps.	11,774	Ps.	4,140	Ps.	3,920	Ps.	101	Ps.	585	Ps.	89,340

Accumulated Depreciation
Accumulated Depreciation as of January 1, 2010	Ps.	—	Ps.	(3,487)	Ps.	(22,044)	Ps.	(6,016)	Ps.	(171)	Ps.	—	Ps.	—	Ps.	(195)	Ps.	(31,913)
Depreciation for the year		—		(314)		(2,707)		(754)		(701)		—		—		(51)		(4,527)
Transfer (to)/from assets classified as held for sale		—		—		64		—		—		—		—		—		64
Disposals		—		32		1,951		528		215		—		—		1		2,727
Effects of changes in foreign exchange rates		—		—		3,231		642		56		—		—		85		4,014
Changes in value on the recognition of inflation effects		—		(224)		(526)		(177)		—		—		—		(15)		(942)

Accumulated Depreciation as of December 31, 2010	Ps.	—	Ps.	(3,993)	Ps.	(20,031)	Ps.	(5,777)	Ps.	(601)	Ps.	—	Ps.	—	Ps.	(175)	Ps.	(30,577)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Bottles and Cases		Investments in Fixed Assets in Progress		Not Strategic Assets		Others		Total Cost
Accumulated Depreciation as of January 1, 2011	Ps.	—	Ps.	(3,993)	Ps.	(20,031)	Ps.	(5,777)	Ps.	(601)	Ps.	—	Ps.	—	Ps.	(175)	Ps.	(30,577)
Depreciation for the year		—		(361)		(3,197)		(1,000)		(894)		—		—		(46)		(5,498)
Transfer (to)/from assets classified as held for sale		—		(46)		7		—		—		—		—		—		(39)
Disposals		—		4		2,130		206		201		—		—		64		2,605
Effects of changes in foreign exchange rates		—		1		(957)		(339)		22		—		—		(28)		(1,301)
Changes in value on the recognition of inflation effects		—		(300)		(645)		(166)		—		—		—		(17)		(1,128)

Accumulated Depreciation as of December 31, 2011	Ps.	—	Ps.	(4,695)	Ps.	(22,693)	Ps.	(7,076)	Ps.	(1,272)	Ps.	—	Ps.	—	Ps.	(202)	Ps.	(35,938)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Bottles and Cases		Investments in Fixed Assets in Progress		Not Strategic Assets		Others		Total
As of January 1, 2010	Ps.	5,412	Ps.	8,533	Ps.	17,594	Ps.	3,011	Ps.	1,858	Ps.	2,825	Ps.	330	Ps.	332	Ps.	39,895

As of December 31, 2010		5,226		8,948		18,187		3,763		2,253		3,016		232		285		41,910

As of December 31, 2011		6,444		10,709		24,279		4,698		2,868		3,920		101		383		53,402

During the years ended December 31, 2011, 2010 and 2009 the Company capitalized (Ps. 14), (Ps. 33) and Ps. 13, respectively in comprehensive financing costs in relation to Ps. 256, Ps. 708 and Ps. 158 in qualifying assets. Amounts were capitalized assuming an annual capitalization rate of 5.8%, 5.3% and 7.2%, respectively.

For the years ended December 31, 2011, 2010 and 2009 the comprehensive financing result is analyzed as follows:

	2011	2010		2009
Comprehensive financing result	Ps.939	Ps.	2,165	Ps.2,682
Amount capitalized	156		12	55

Net amount in income statements	Ps.783	Ps.	2,153	Ps.2,627

The Company has identified certain long-lived assets that are not strategic to the current and future operations of the business and are not being used, comprised of land, buildings and equipment, in accordance with an approved program for the disposal of certain investments. Such long-lived assets have been recorded at the lower of cost or net realizable value, as follows:

	2011		2010
Coca-Cola FEMSA	Ps.	79	Ps.	189
Other subsidiaries		22		43

	Ps.	101	Ps.	232

Buildings	Ps.	39	Ps.	64
Land		56		139
Equipment		6		29

	Ps.	101	Ps.	232

As a result of selling certain not strategic long-lived assets, the Company recognized gain of Ps. 85, loss of Ps. 41, and a gain of Ps. 6 for the years ended December 31, 2011, 2010 and 2009, respectively.

Long-lived assets that are available for sale have been reclassified from property, plant and equipment to other current assets. As of December 31, 2011 and 2010, long-lived assets available for sale amounted to Ps. 26 and Ps. 125 (see Note 8).

Note 11. Intangible Assets

	2011		2010
Unamortized intangible assets:
Coca-Cola FEMSA:
Rights to produce and distribute Coca-Cola trademark products	Ps	. 63,521	Ps.	49,169
Goodwill from Grupo Tampico acquisition – Mexico (see Note 5 A)		2,579		—
Goodwill from Grupo CIMSA acquisition – Mexico (see Note 5 A)		1,936		—
Other subsidiaries:
Other unamortized intangible assets		343		462

	Ps.	68,379	Ps.	49,631

Amortized intangible assets:
Systems in development costs, net	Ps.	1,743	Ps.	1,788
Technology costs and management systems		990		396
Alcohol licenses, net (see Note 4 J)		438		410
Other		58		115

	Ps.	3,229	Ps.	2,709

Total intangible assets	Ps.	71,608	Ps.	52,340

The changes in the carrying amount of unamortized intangible assets are as follows:

	2011			2010
Beginning balance	Ps.	49,631		Ps.	50,143
Acquisitions		16,478	(1)		833
Cancellations		(119)			(151)
Impairment		—			(10)
Translation and restatement of foreign currency effect		2,389			(1,184)

Ending balance	Ps	.68,379		Ps	.49,631

(1)	Includes Ps. 8,078 and Ps. 8,164 for acquisitions of Grupo Tampico and Grupo CIMSA, respectively (see Note 5 A).

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments						Amortization
	Accumulated at the Beginning of the Year		Additions (1)		Capitalization of Comprehensive Financing Result		Transfer of Completed Project		Accumulated at the Beginning of the Year		For the Year		Total
2011
Systems in development costs	Ps.	1,788	Ps.	249	Ps.	170	Ps.	(464)	Ps.	—	Ps.	—	Ps.	1,743
Technology costs and management systems		1,465		337		—		464		(1,069)		(207)		990
Alcohol licenses (1)		495		60		—		—		(85)		(32)		438

2010
Systems in development costs	Ps.	1,188	Ps.	706	Ps.	45	Ps.	(151)	Ps.	—	Ps.	—	Ps.	1,788
Technology costs and management systems		1,197		117		—		151		(887)		(182)		396
Alcohol licenses (1)		271		224		—		—		(48)		(37)		410

2009
Systems in development costs	Ps.	333	Ps.	813	Ps.	42	Ps.	—	Ps.	—	Ps.	—	Ps.	1,188
Technology costs and management systems		963		234		—		—		(675)		(212)		310
Alcohol licenses (1)		169		102		—		—		(31)		(17)		223

(1)	See Note 4 J.

During the years ended December 31, 2011, 2010 and 2009 the Company capitalized Ps. 170, Ps. 45 and Ps. 42, respectively in comprehensive financing costs in relation to Ps. 1,761, Ps. 1,221 and Ps. 687 in qualifying assets. Amounts were capitalized assuming an annual capitalization rate of 5.8%, 5.3%, and 7.2%, respectively and an estimated life of the qualifying assets of seven years.

The estimated amortization for intangible assets of definite life is as follows:

	2012		2013		2014		2015		2016
Systems amortization	Ps.	481	Ps.	409	Ps.	362	Ps.	347	Ps.	337
Alcohol licenses		33		38		43		49		56
Others		17		15		13		13		13

Note 12. Other Assets

	2011	2010
Leasehold improvements, net	Ps. 6,135	Ps.	5,261
Agreements with customers (see Note 4 I)	256		186
Derivative financial instruments	850		708
Guarantee deposits	948		897
Long-term accounts receivable	1,856		681
Advertising and promotional expenses	112		125
Property, plant and equipment paid in advance	296		226
Other	841		645

	Ps. 11,294	Ps.	8,729

Long-term accounts receivable are comprised of Ps. 1,829 and Ps. 27 of principal and interest, respectively, and are expected to be collected as follows:

2012	Ps.	10
2013		126
2014		63
2015		1,657

	Ps.	1,856

Note 13. Balances and Transactions with Related Parties and Affiliated Companies

Balances and transactions with related parties and affiliated companies include consideration of: a) the overall business in which the reporting entity participates; b) close family members of key officers; and c) any fund created in connection with a labor related compensation plan.

On April 30, 2010, the Company lost control over FEMSA Cerveza, which became a subsidiary of Heineken Group. As a result, balances and transactions with Heineken Group and subsidiaries are presented since that date as balances and transactions with related parties. Balances and transactions prior to that date are not disclosed because they were not transactions between related parties of the Company.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances	2011	2010
Due from The Coca-Cola Company (see Note 4 L) (1)	Ps. 1,157	Ps. 1,030
Balance with BBVA Bancomer, S.A. de C.V. (2)	2,791	2,944
Balance with Grupo Financiero Banamex, S.A. de C.V. (2)	—	2,103
Due from Heineken Group (1)	857	425
Due from Grupo Estrella Azul (3)	785	—
Other receivables (1)	494	295

Due to BBVA Bancomer, S.A. de C.V. (4)	Ps. 1,106	Ps. 999
Due to The Coca-Cola Company (5)	2,853	1,911
Due to Grupo Financiero Banamex, S.A. de C.V. (4)	—	500
Due to British American Tobacco Mexico (5)	316	287
Due to Heineken Group (5)	2,148	1,463
Other payables (5)	508	210

(1)	Recorded as part of total of receivable accounts.
(2)	Recorded as part of cash and cash equivalents.
(3)	Recorded as part of total other assets.
(4)	Recorded as part of total bank loans.
(5)	Recorded as part of total accounts payable.

Transactions	2011		2010		2009
Income:
Services and others to Heineken Group	Ps.	2,169	Ps.	1,048	Ps.	—
Logistic services to Grupo Industrial Saltillo, S.A. de C.V.		241		241		234
Sales of Grupo Inmobiliario San Agustín, S.A. shares to Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C.		—		62		64
Other revenues from related parties		383		42		22

Expenses:
Purchase of concentrate from The Coca-Cola Company (1)		21,183		19,371		16,863
Purchases of raw material, beer and operating expenses from Heineken Group (1) (2)		9,397		7,063		—
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V. (2)		2,270		2,018		1,733
Purchase of cigarettes from British American Tobacco Mexico (2)		1,964		1,883		1,413
Advertisement expense paid to The Coca-Cola Company (1)		874		1,117		780
Purchase of juices from Jugos del Valle, S.A.P.I. de C.V. (1) (2)		1,564		1,332		1,044
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V.		128		108		260
Purchase of sugar from Beta San Miguel (1)		1,398		1,307		713
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V. (1)		701		684		783
Purchase of canned products from IEQSA (1)		262		196		208
Purchases from affiliated companies of Grupo Tampico (1)		175		—		—
Advertising paid to Grupo Televisa, S.A.B.		86		37		13
Interest expense paid to Grupo Financiero Banamex, S.A. de C.V.		28		56		61
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B.		59		69		78
Donations to Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C.		81		63		72
Purchase of plastic bottles from Embotelladora del Atlántico, S.A. (formerly Complejo Industrial Pet, S.A.) (1)		61		52		54
Purchase of juice and milk powder from Grupo Estrella Azul (1)		60		—		—
Donations to Difusión y Fomento Cultural, A.C.		21		29		18
Interest expense paid to The Coca-Cola Company (1)		7		5		25
Other expenses with related parties		103		31		42

(1)	These companies are related parties of our subsidiary Coca-Cola FEMSA.
(2)	These companies are related parties of our subsidiary FEMSA Comercio.

The benefits and aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries were as follows:

	2011		2010		2009
Short- and long-term benefits paid	Ps.	1,279	Ps.	1,307	Ps.	1,206
Severance indemnities		10		34		47
Postretirement benefits (labor cost)		117		83		23

Note 14. Balances and Transactions in Foreign Currencies

According to NIF B-15, assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the recording, functional or reporting currency of each reporting unit. As of the end of and for the years ended December 31, 2011 and 2010, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos are as follows:

	2011						2010
	U.S. dollars		Other Currencies		Total		U.S. dollars		Other Currencies		Total
Assets:
Short-term	Ps.	13,733	Ps.	18	Ps.	13,751	Ps.	11,761	Ps.	480	Ps.	12,241
Long-term		1,049		—		1,049		321		—		321
Liabilities:
Short-term		2,325		205		2,530		1,501		247		1,748
Long-term		7,199		445		7,644		6,962		—		6,962

Transactions	U.S. dollars		Other Currencies		Total		U.S. dollars		Other Currencies		Total
Total revenues	Ps.	1,564	Ps.	2	Ps.	1,566	Ps.	1,111	Ps.	—	Ps.	1,111
Expenses and investments:
Purchases of raw materials		9,424		—		9,424		5,648		—		5,648
Interest expense		319		5		324		294		—		294
Consulting fees		11		—		11		452		24		476
Assets acquisitions		306		—		306		311		—		311
Other		1,075		90		1,165		804		3		807

As of April 27, 2012, approval date of these consolidated financial statements, the exchange rate published by “Banco de México” was Ps. 13.1667 Mexican pesos per one U.S. Dollar, and the foreign currency position was similar to that as of December 31, 2011.

Note 15. Employee Benefits

The Company has various labor liabilities for employee benefits in connection with pension, seniority, post retirement medical and severance benefits. Benefits vary depending upon country.

a)	Assumptions:

The Company annually evaluates the reasonableness of the assumptions used in its labor liabilities for employee benefits computations. Actuarial calculations for pension and retirement plans, seniority premiums, postretirement medical services and severance indemnity liabilities, as well as the cost for the period, were determined using the following long-term assumptions:

	Nominal Rates (1)			Real Rates (2)
	2011	2010	2009	2011	2010	2009
Annual discount rate	7.6%	7.6%	8.2%	4.0%	4.0%	4.5%
Salary increase	4.8%	4.8%	5.1%	1.2%	1.2%	1.5%
Return on assets	9.0%	8.2%	8.2%	5.0%	3.6%	4.5%

Measurement date: December 2011

(1)	For non-inflationary economies.
(2)	For inflationary economies.

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

Based on these assumptions, the expected benefits to be paid in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums	Postretirement Medical Services	Severance Indemnities
2012	Ps. 409	Ps. 16	Ps. 6	Ps. 148
2013	238	15	6	125
2014	234	16	6	119
2015	206	17	6	115
2016	203	19	6	110
2017 to 2021	1,078	124	25	512

b)	Balances of the Liabilities for Employee Benefits:

	2011		2010
Pension and Retirement Plans:
Vested benefit obligation	Ps.	1,639	Ps.	1,461
Non-vested benefit obligation		1,184		1,080

Accumulated benefit obligation		2,823		2,541
Excess of projected benefit obligation over accumulated benefit obligation		1,103		757

Defined benefit obligation		3,926		3,298
Pension plan funds at fair value		(1,927)		(1,501)

Unfunded defined benefit obligation		1,999		1,797
Labor cost of past services (1)		(319)		(349)
Unrecognized actuarial loss, net		(446)		(272)

Total	Ps.	1,234	Ps.	1,176

Seniority Premiums:
Vested benefit obligation	Ps.	13	Ps.	12
Non-vested benefit obligation		126		93

Accumulated benefit obligation		139		105
Excess of projected benefit obligation over accumulated benefit obligation		102		49

Defined benefit obligation		241		154
Seniority premium plan funds at fair value		(19)		—

Unfunded defined benefit obligation		222		154
Unrecognized actuarial gain, net		22		17

Total	Ps.	244	Ps.	171

Postretirement Medical Services:
Vested benefit obligation	Ps.	134	Ps.	119
Non-vested benefit obligation		102		112

Defined benefit obligation		236		231
Medical services funds at fair value		(45)		(43)

Unfunded defined benefit obligation		191		188
Labor cost of past services (1)		(2)		(4)
Unrecognized actuarial loss, net		(95)		(102)

Total	Ps.	94	Ps.	82

Severance Indemnities:
Accumulated benefit obligation	Ps.	614	Ps.	462
Excess of projected benefit obligation over accumulated benefit obligation		122		91

Defined benefit obligation		736		553
Labor cost of past services (1)		(50)		(99)

Total	Ps.	686	Ps.	454

Total labor liabilities for employee benefits	Ps.	2,258	Ps.	1,883

(1)	Unrecognized net transition obligation and unrecognized prior service costs.

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the year.

c)	Trust Assets:

Trust assets consist of fixed and variable return financial instruments recorded at market value. The trust assets are invested as follows:

	2011	2010
Fixed return:
Publicly traded securities	9%	10%
Bank instruments	3%	8%
Federal government instruments	69%	60%

Variable return:
Publicly traded shares	19%	22%

	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow.

The amounts and types of securities of the Company and related parties included in plan assets are as follows:

	2011	2010
Debt:
CEMEX, S.A.B. de C.V.	Ps. —	Ps.20
BBVA Bancomer, S.A. de C.V.	30	11
Coca-Cola FEMSA	2	2
Grupo Industrial Bimbo, S.A. de C.V.	2	2
Grupo Televisa, S.A.B.	3	—
Grupo Financiero Banorte, S.A.B. de C.V.	7	—

Equity:
FEMSA	58	97
Coca-Cola FEMSA	5	—
Grupo Televisa, S.A.B.	—	8

The Company does not expect to make material contributions to plan assets during the following fiscal year.

d)	Cost for the Year:

	2011		2010		2009
Pension and Retirement Plans:
Labor cost	Ps.	164	Ps.	136	Ps.	136
Interest cost		262		219		216
Expected return on trust assets		(149)		(94)		(80)
Labor cost of past services (1)		31		30		29
Amortization of net actuarial loss		23		4		17
Curtailment		(18)		—		—

		313		295		318

Seniority Premiums:
Labor cost		30		27		25
Interest cost		13		13		12
Labor cost of past services (1)		1		1		—
Amortization of net actuarial loss		7		—		—

		51		41		37

Postretirement Medical Services:
Labor cost		9		8		7
Interest cost		17		16		15
Expected return on trust assets		(4)		(3)		(3)
Labor cost of past services (1)		2		2		2
Amortization of net actuarial loss		5		4		5
Curtailment		(3)		—		—

		26		27		26

Severance Indemnities:
Labor cost		78		65		61
Interest cost		35		31		32
Labor cost of past services (1)		50		48		50
Amortization of net actuarial loss		81		93		45

		244		237		188

	Ps	.634	Ps.	600	Ps.	569

(1)	Amortization of unrecognized net transition obligation and amortization of unrecognized prior service costs.

e)	Changes in the Balance of the Obligations for Employee Benefits:

	2011		2010
Pension and Retirement Plans:
Initial balance	Ps.	3,298	Ps.	2,612
Labor cost		164		136
Interest cost		262		219
Curtailment		6		129
Actuarial loss		88		358
Benefits paid		(142)		(156)
Acquisitions		250		—

Ending balance		3,926		3,298

Seniority Premiums:
Initial balance		154		166
Labor cost		30		27
Interest cost		13		13
Curtailment		(1)		—
Actuarial loss (gain)		2		(33)
Benefits paid		(19)		(19)
Acquisitions		62		—

Ending balance		241		154

Postretirement Medical Services:
Initial balance		231		191
Labor cost		9		8
Interest cost		17		16
Curtailment		(6)		8
Actuarial loss		—		21
Benefits paid		(15)		(13)

Ending balance		236		231

Severance Indemnities:
Initial balance		553		535
Labor cost		78		65
Interest cost		35		31
Curtailment		—		1
Actuarial loss		112		74
Benefits paid		(155)		(153)
Acquisitions		113		—

Ending balance	Ps.	736	Ps.	553

f)	Changes in the Balance of the Trust Assets:

	2011		2010
Initial balance	Ps.	1,544	Ps.	1,183
Actual return on trust assets		59		114
Life annuities (1)		152		264
Benefits paid		(12)		(17)
Acquisitions		248		—

Ending balance	Ps.	1,991	Ps.	1,544

(1)	Life annuities acquired from Allianz Mexico.

g)	Variation in Health Care Assumptions:

The following table presents the impact to the postretirement medical service obligations and the expenses recorded in the income statement with a variation of 1% in the assumed health care cost trend rates.

	Impact of Changes:
	+1%		-1%
Postretirement medical services obligation	Ps.	38	Ps.	(24)
Cost for the year		5		(2)

Note 16. Bonus Program

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

In addition, the Company provides a defined contribution plan of share compensation to certain key executives, consisting of an annual cash bonus to purchase FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. The 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. As of December 31, 2011, 2010 and 2009, no options have been granted to employees under the plan.

As of April 30, 2010, the trust linked to FEMSA Cerveza executives was liquidated; as a result 230,642 of FEMSA UBD shares and 27,339 of KOF L shares granted to FEMSA Cerveza executives were vested as part of the share exchange of FEMSA Cerveza.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded in income from operations and are paid in cash the following year. During the years ended December 31, 2011, 2010 and 2009, the bonus expense recorded amounted to Ps. 1,241 Ps. 1,016 and Ps. 1,210, respectively.

All shares held in trust are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

As of December 31, 2011 and 2010, the number of shares held by the trust is as follows:

	Number of Shares
	FEMSA UBD		KOF L
	2011	2010	2011	2010
Beginning balance	10,197,507	10,514,672	3,049,376	3,035,008

Shares granted to executives	2,438,590	3,700,050	651,870	989,500

Shares released from trust to executives upon vesting	(3,236,014)	(3,863,904)	(986,694)	(975,132)

Forfeitures	—	(153,311)	—	—

Ending balance	9,400,083	10,197,507	2,714,552	3,049,376

The fair value of the shares held by the trust as of the end of December 31, 2011 and 2010 was Ps. 1,297 and Ps. 857, respectively, based on quoted market prices of those dates.

Note 17. Bank Loans and Notes Payable

	At December 31, (1)
(in millions of Mexican pesos)	2012		2013		2014		2015		2016		2017 and Thereafter		2011		Fair Value		2010 (1)
Short-term debt:
Fixed rate debt:
Argentine pesos
Bank loans	Ps.	325	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	325	Ps.	317	Ps.	506
Interest rate		14.9%												14.9%				15.3%
Mexican pesos
Capital leases		18		—		—		—		—		—		18		18		—
Interest rate		6.9%												6.9%				0.0%
Variable rate debt:
Colombian pesos
Bank loans		295		—		—		—		—		—		295		295		1,072
Interest rate		6.8%												6.8%				4.4%

Total short-term debt	Ps.	638	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	638	Ps.	630	Ps.	1,578

Long-term debt:
Fixed rate debt:
Argentine pesos
Bank loans		514		81		—		—		—		—		595		570		684
Interest rate		16.4%		15.7%										16.3%				16.5%
Brazilian reais
Bank loans		5		10		10		10		10		36		81		87		81
Interest rate		4.5%		4.5%		4.5%		4.5%		4.5%		4.5%		4.5%				4.5%
Capital leases		4		5		5		4		—		—		18				21
Interest rate		4.5%		4.5%		4.5%		4.5%						4.5%				4.5%
U.S. dollars
Yankee Bond		—		—		—		—		—		6,990		6,990		7,737		6,179
Interest rate												4.6%		4.6%				4.6%
Capital leases		—		—		—		—		—		—		—		—		4
Interest rate																		3.8%
Mexican pesos
Units of investment (UDIs)		—		—		—		—		—		3,337		3,337		3,337		3,193
Interest rate												4.2%		4.2%				4.2%
Domestic senior notes		—		—		—		—		—		2,500		2,500		2,631		—
Interest rate												8.3%		8.3%				0.0%

Subtotal	Ps.	523	Ps.	96	Ps.	15	Ps.	14	Ps.	10	Ps.	12,863	Ps.	13,521	Ps.	14,362	Ps.	10,162

Variable rate debt:
U.S. dollars
Bank loans		42		209		—		—		—		—		251		251		222
Interest rate		0.7%		0.7%										0.7%				0.6%
Mexican pesos
Domestic senior notes		3,000		3,500		—		—		2,500		—		9,000		8,981		8,000
Interest rate		4.7%		4.8%						4.9%				4.8%				4.8%
Bank loans		67		266		1,392		2,825		—		—		4,550		4,456		4,550
Interest rate		5.0%		5.0%		5.0%		5.0%						5.0%				5.1%
Argentine pesos
Bank loans		130		—		—		—		—		—		130		116		—
Interest rate		27.3%												27.3%
Brazilian reais
Capital leases		33		39		43		48		30		—		193		193		—
Interest rate		11.0%		11.0%		11.0%		11.0%		11.0%				11.0%
Colombian pesos
Bank loans		935		—		—		—		—		—		935		929		994
Interest rate		6.1%												6.1%				4.7%
Capital leases		205		181		—		—		—		—		386		384		—
Interest rate		7.1%		6.6%										6.9%

Subtotal		4,412		4,195		1,435		2,873		2,530		—		15,445		15,310		13,766

Total long-term debt	Ps.	4,935	Ps.	4,291	Ps.	1,450	Ps.	2,887	Ps.	2,540	Ps.	12,863	Ps.	28,966	Ps.	29,672	Ps.	23,928
														(4,935)				(1,725)

													Ps.	24,031			Ps.	22,203

(1)	All interest rates are weighted average annual rates.

Derivative Financial Instruments (1)	2012	2013	2014	2015	2016	2017 and Thereafter	2011	2010
	(notional amounts in millions of Mexican pesos)
Cross currency swaps:
Units of investments to Mexican pesos and variable rate:	—	—	—	—	—	2,500	2,500	2,500
Interest pay rate						4.6%	4.6%	4.7%
Interest receive rate						4.2%	4.2%	4.2%

Interest rate swap: (2)
Mexican pesos
Variable to fixed rate:	1,600	2,500	575	1,963			6,638	5,260
Interest pay rate	8.1%	8.1%	8.4%	8.6%			8.3%	8.1%
Interest receive rate	4.7%	4.7%	5.0%	5.0%			4.9%	4.9%

(1)	All interest rates are weighted average annual rates.
(2)	Does not include forwards starting swaps with a notional amount of Ps. 1,312 and a fair value loss of Ps. 43. These contracts will become effective in 2012 and mature in 2013.

On December 4, 2007, the Company obtained the approval from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) for the issuance of long-term domestic senior notes (“Certificados Bursátiles”) in the amount of Ps. 10,000 (nominal amount) or its equivalent in investment units. As of December 31, 2011, the Company has issued the following domestic senior notes: i) on December 7, 2007, the Company issued domestic senior notes composed of Ps. 3,500 (nominal amount) with a maturity date on November 29, 2013 and a floating interest rate; ii) on December 7, 2007, the Company issued domestic senior notes in the amount of 637,587,000 investment units (Ps. 2,500 nominal amount), with a maturity date on November 24, 2017 and a fixed interest rate, iii) on May 26, 2008, the Company issued domestic senior notes composed of Ps. 1,500 (nominal amount), with a maturity date on May 23, 2011 and a floating interest rate, which was paid at maturity.

Additionally, Coca-Cola FEMSA has the following domestic senior notes: a) issued in the Mexican stock exchange: i) Ps. 3,000 (nominal amount) with a maturity date in 2012 and a variable interest rate, ii) Ps. 2,500 (nominal amount) with a maturity date in 2016 and a variable interest rate and iii) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.3%; b) issued in the NYSE a Yankee Bond of $500 with interest at a fixed rate of 4.6% and maturity date on February 15, 2020.

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

Note 18. Other Expenses, Net

	2011		2010		2009
Employee profit sharing (see Note 4 R)	Ps.	1,237	Ps.	785	Ps.	1,020
Gain on sale of shares (see Note 5 B)		(1)		(1,554)		(35)
Brazil tax amnesty (see Note 23 A)		—		(179)		(311)
Vacation provision		—		—		333
Disposal of long-lived assets (1)		703		9		129
Severance payments associated with an ongoing benefit		226		583		127
(Gain) loss on sale of long-lived assets		(9)		215		177
Donations		200		195		116
Contingencies		146		104		152
Security taxes from Colombia		197		29		25
Other		218		95		144

Total	Ps.	2,917	Ps.	282	Ps.	1,877

(1)	Charges related to fixed assets retirement from ordinary operations and other long-lived assets.

Note 19. Fair Value of Financial Instruments

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

The Company measures the fair value of its financial assets and liabilities classified as level 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes financial assets and liabilities measured at fair value, as of December 31, 2011 and 2010:

	2011				2010
	Level 1		Level 2		Level 1		Level 2
Cash equivalents	Ps.	17,908			Ps.	19,770
Available-for-sale investments		330				66
Pension plan trust assets		1,991				1,544
Derivative financial instruments (asset)			Ps.	1,361			Ps.	732
Derivative financial instruments (liability)				634				694

The Company does not use inputs classified as level 3 for fair value measurement.

a)	Total Debt:

The fair value of long-term debt is determined based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of notes is based on quoted market prices.

	2011		2010
Carrying value	Ps.	29,604	Ps.	25,506
Fair value		30,302		25,451

b)	Interest Rate Swaps:

The Company uses interest rate swaps to offset the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments are recognized in the consolidated balance sheet at their estimated fair value and have been designated as a cash flows hedge. The estimated fair value is based on formal technical models. Changes in fair value were recorded in cumulative other comprehensive income until such time as the hedged amount is recorded in earnings.

At December 31, 2011, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Asset (Liability)
2012	Ps.	1,600	Ps.	(12)
2013		3,812		(181)
2014		575		(43)
2015		1,963		(184)

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

Net changes in the fair value of forward agreements that do not meet hedging criteria for accounting purposes are recorded in the consolidated results as part of the comprehensive financing result. The net effect of expired contracts that do not meet hedging criteria for accounting purposes is recognized as a market value gain (loss) on ineffective portion of derivative financial instruments.

d)	Options to Purchase Foreign Currency:

The Company has entered into a collar strategy to reduce its exposure to the risk of exchange rate fluctuations. A collar is a strategy that limits the exposure to the risk of exchange rate fluctuations in a similar way as a forward agreement.

These instruments are recognized in the consolidated balance sheet at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. Changes in the fair value of these options, corresponding to the intrinsic value are initially recorded as part of cumulative other comprehensive income. Changes in the fair value, corresponding to the intrinsic value are recorded in the income statement under the caption “market value gain/loss on the ineffective portion of derivative financial instruments,” as part of the consolidated results. Net gain/loss on expired contracts is recognized as part of cost of goods sold.

e)	Cross Currency Swaps:

The Company enters into cross currency swaps to reduce its exposure to risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is estimated based on formal technical models. These contracts are designated as fair value hedges. The fair value changes related to those cross currency swaps are recorded as part of the ineffective portion of derivative financial instruments, net of changes related to the long-term liability.

Net changes in the fair value of current and expired cross currency swaps contracts that did not meet the hedging criteria for accounting purposes are recorded as a gain/loss in the market value on the ineffective portion of derivative financial instruments in the consolidated results as part of the comprehensive financing result.

f)	Commodity Price Contracts:

The Company enters into commodity price contracts to reduce its exposure to the risk of fluctuation in the costs of certain raw material. The fair value is estimated based on the market valuations to the end of the contracts at the date of closing of the period. Changes in the fair value are recorded in cumulative other comprehensive income.

The fair value of expired commodity price contracts were recorded in cost of sales where the hedged item was recorded.

g)	Embedded Derivative Financial Instruments:

The Company has determined that its leasing contracts denominated in U.S. dollars host embedded derivative financial instruments. The fair value is estimated based on formal technical models. Changes in the fair value were recorded in current earnings in the comprehensive financing result as market value on derivative financial instruments.

h)	Notional Amounts and Fair Value of Derivative Instruments that Met Hedging Criteria:

	2011 Notional Amounts		Fair Value
			2011			2010
CASH FLOWS HEDGE:
Assets (Liabilities):
Forward agreements	Ps.	2,933	Ps.	183	(1)	Ps.	(16)
Options to purchase foreign currency		1,901		300	(1)		—
Interest rate swaps		7,950		(420	)(3)		(418)
Commodity price contracts		754		(19	)(2)		445

FAIR VALUE HEDGE:
Assets (Liabilities):
Cross currency swaps	Ps.	2,500	Ps.	860	(4)	Ps.	717

(1)	Expires in 2012.
(2)	Maturity dates in 2012 and 2013.
(3)	Maturity dates in 2012 and 2015.
(4)	Expires in 2017.

i)	Net Effects of Expired Contracts that Met Hedging Criteria:

Types of Derivatives	Impact in Income Statement Gain (Loss)	2011		2010		2009
Interest rate swaps	Interest expense	Ps.	(120)	Ps.	(181)	Ps.	(67)
Forward agreements	Foreign exchange		—		27		—
Cross currency swaps	Foreign exchange/ interest expense		8		2		(32)
Commodity price contract	Cost of sales		257		393		247
Forward agreements	Cost of sales		21		—		—

j)	Net Effect of Changes in Fair Value of Derivative Financial Instruments that Did Not Meet the Hedging Criteria for Accounting Purposes:

Types of Derivatives	Impact in Income Statement	2011		2010		2009
Interest rate swaps	Market value gain (loss) on ineffective portion of derivative financial instruments	Ps.	—	Ps.	(7)	Ps.	—
Forwards for purchase of foreign currency			—		—		(63)
Cross currency swaps			(146)		205		168

k)	Net Effect of Changes in Fair Value of Other Derivative Financial Instruments that Did Not Meet the Hedging Criteria for Accounting Purposes:

Types of Derivatives	Impact in Income Statement	2011		2010		2009
Embedded derivative financial instruments	Market value gain (loss) on ineffective portion of derivative financial instruments	Ps.	(50)	Ps.	15	Ps.	19
Others			37		(1)		—

Note 20. Non-controlling Interest in Consolidated Subsidiaries

An analysis of FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2011 and 2010 is as follows:

	2011			2010
Coca-Cola FEMSA	Ps.	57,450	(1)	Ps.	35,585
Other		84			80

	Ps.	57,534		Ps.	35,665

(1)	Includes Ps. 7,828 and Ps. 9,017 for acquisitions through issuance of shares of Grupo Tampico and Grupo CIMSA, respectively (see Note 5 A).

Note 21. Stockholders’ Equity

The capital stock of FEMSA is comprised of 2,161,177,770 BD units and 1,417,048,500 B units.

As of December 31, 2011 and 2010, the capital stock of FEMSA was comprised of 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital stock amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock amount.

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

As of December 31, 2011 and 2010, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270

Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540

Total shares	7,085,242,500	10,805,888,850	17,891,131,350

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the Company, except as a stock dividend. As of December 31, 2011 and 2010, this reserve in FEMSA amounted to Ps. 596 (nominal value).

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for restated stockholder contributions and distributions made from consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. As of December 31, 2011, FEMSA’s balances of CUFIN amounted to Ps. 62,925.

At the ordinary stockholders’ meeting of FEMSA held on March 25, 2011, stockholders approved dividends of Ps. 0.22940 Mexican pesos (nominal value) per series “B” share and Ps. 0.28675 Mexican pesos (nominal value) per series “D” share that were paid in May and November, 2011. Additionally, the stockholders approved a reserve for share repurchase of a maximum of Ps. 3,000.As of December 31, 2011, the Company has not repurchased shares.

At an ordinary stockholders’ meeting of Coca-Cola FEMSA held on March 23, 2011, the stockholders approved a dividend of Ps. 4,358 that was paid on April 27, 2011. The corresponding payment to the non-controlling interest was Ps. 2,017.

As of December 31, 2011, 2010 and 2009 the dividends declared and paid by the Company and Coca-Cola FEMSA were as follows:

	2011		2010		2009
FEMSA	Ps.	4,600	Ps.	2,600	Ps.	1,620
Coca-Cola FEMSA (100% of dividend)		4,358		2,604		1,344

Note 22. Net Controlling Interest Income per Share

This represents the net controlling interest income corresponding to each share of the Company’s capital stock, computed on the basis of the weighted average number of shares outstanding during the period. Additionally, the net income distribution is presented according to the dividend rights of each share series.

The following presents the computed weighted average number of shares and the distribution of income per share series as of December 31, 2011, 2010 and 2009:

	Millions of Shares
	Series “B”		Series “D”
	Number	Weighted Average	Number	Weighted Average
Shares outstanding as of December 31, 2011, 2010 and 2009	9,246.42	9,246.42	8,644.71	8,644.71

Dividend rights	1.00		1.25
Allocation of earnings	46.11%		53.89%

Note 23. Taxes

a)	Income Tax:

Income tax is computed on taxable income, which differs from net income for accounting purposes principally due to the treatment of the inflationary effects, the cost of labor liabilities for employee benefits, depreciation and other accounting provisions. A tax loss may be carried forward and applied against future taxable income.

	Domestic						Foreign
	2011		2010		2009		2011		2010		2009
Income before income tax from continuing operations	Ps.	12,275	Ps.	11,276	Ps.	9,209	Ps.	16,096	Ps.	12,356	Ps.	7,549
Income tax:
Current income tax		3,744		2,643		2,839		3,817		2,211		2,238
Deferred income tax		(173)		264		(401)		299		553		283

Domestic income before income tax from continuing operations is presented net of dividends received from foreign entities. The income tax paid in foreign countries is compensated with the consolidated income tax paid in Mexico for the period.

	Domestic						Foreign
	2011		2010		2009		2011		2010		2009
Income before income tax from discontinued operations	Ps.	—	Ps.	306	Ps.	2,688	Ps.	—	Ps.	442	Ps.	(456)
Income tax:
Current income tax		—		210		1,568		—		92		(45)
Deferred income tax		—		(260)		(508)		—		—		(2,066	)(1)

(1)	Application of tax loss carryforwards due to Brazil amnesty adoption.

The statutory income tax rates applicable in the countries where the Company operates, the years in which tax loss carryforwards may be applied and the open periods that remain subject to examination as of December 31, 2011 are as follows:

	Statutory Tax Rate	Expiration (Years)	Open Period (Years)
Mexico	30%	10	5
Guatemala	31%	N/A	4
Nicaragua	30%	3	4
Costa Rica	30%	3	4
Panama	25%	5	3
Colombia	33%	Indefinite	2-5
Venezuela	34%	3	4
Brazil	34%	Indefinite	6
Argentina	35%	5	5

The statutory income tax rate in Mexico was 30% for 2011 and 2010, and 28% for 2009.

In Panama, the statutory income tax rate for 2011, 2010 and 2009 was 25%, 27.5% and 30%, respectively.

On January 1, 2010, the Mexican Tax Reform was effective. The most important changes related to Mexican Tax Reform 2010 are described as follows: the value added tax rate (IVA) increases from 15% to 16%, an increase in special tax on productions and services from 25% to 26.5%; and the statutory income tax rate changes from 28% in 2009 to 30% for 2010, 2011 and 2012, and then in 2013 and 2014 will decrease to 29% and 28%, respectively. Additionally, the Mexican tax reform requires that income tax payments related to consolidation tax benefits obtained since 1999, have to be paid during the next five years beginning on the sixth year when tax benefits were used (see Note 23 C).

In Colombia, tax losses may be carried forward for an indefinite period and they are limited to 25% of the taxable income of each year.

In Brazil, tax losses may be carried forward for an indefinite period but cannot be restated and are limited to 30% of the taxable income of each year.

During 2009 and 2010, Brazil adopted new laws providing for certain tax amnesties. The tax amnesty programs offers Brazilian legal entities and individuals an opportunity to pay off their income tax and indirect tax debts under less stringent conditions than would normally apply. The amnesty programs also include a favorable option under which taxpayers may utilize income tax loss carry-forwards (“NOLs”) when settling certain outstanding income tax and indirect tax debts. The Brazilian subsidiary of Coca-Cola FEMSA decided to participate in the amnesty programs allowing it to settle certain previously accrued indirect tax contingencies. During the years ended, December 31, 2010 and 2009 the Company de-recognized indirect tax contingency accruals of Ps. 333 and Ps. 433 respectively (see Note 24 C), making payments of Ps. 118 and Ps. 243, recording a credit to other expenses of Ps. 179 and Ps. 311 (see Note 18), reversing previously recorded Brazil valuation allowances against NOL’s in 2009, and recording certain taxes recoverable. During 2011, there were no tax amnesty programs applied by the Company.

Tax on Assets:

The operations in Guatemala, Nicaragua, Colombia and Argentina are subject to a minumum tax, which is based primary on a percentage of assets. Any payments are recoverable in future years, under certain conditions. In Mexico, the Company has recoverable tax on assets generated in years earlier than 2008, which is recognized as recoverable taxes and can be recovered through tax returns (see Note 23 E).

b)	Business Flat Tax (“IETU”):

Effective in 2008, the IETU came into effect in Mexico and replaced the Tax on Assets. IETU functions are similar to an alternative minimum corporate income tax, except that amounts paid cannot be creditable against future income tax payments. The payable tax will be the higher between the IETU or the income tax liability computed under the Mexican income tax law. The IETU applies to corporations, including permanent establishments of foreign entities in Mexico, at a rate of 17.5% beginning in 2010. The rate for 2009 was 17.0%. The IETU is calculated under a cash-flows basis, whereby the tax base is determined by reducing cash proceeds with certain deductions and credits. In the case of income derived from export sales, where cash on the receivable has not been collected within 12 months, income is deemed received at the end of this 12-month period. In addition, as opposed to Mexican income tax which allows for fiscal consolidation, companies that incur IETU are required to file their returns on an individual basis.

The Company has paid corporate income tax since IETU came into effect, and based on its financial projections for purposes of its Mexican tax returns, the Company expects to continue to pay corporate income tax in the future and does not expect to pay IETU. As such, the enactment of IETU has not affected the Company’s consolidated financial position or results of operations.

c)	Deferred Income Tax:

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

The impact to deferred income tax generated by liabilities (assets) temporary differences are as follows:

Deferred Income Taxes	2011		2010
Allowance for doubtful accounts	Ps.	(107)	Ps.	(71)
Inventories		(52)		37
Prepaid expenses		46		75
Property, plant and equipment		1,676		1,418
Investments in shares		1,830		161
Other assets		(701)		(458)
Amortized intangible assets		295		197
Unamortized intangible assets		2,409		1,769
Labor liabilities for employee benefits		(552)		(448)
Derivative financial instruments		23		8
Loss contingencies		(721)		(703)
Temporary non-deductible provision		(935)		(999)
Employee profit sharing payable		(200)		(125)
Tax loss carryforwards		(633)		(988)
Deferred tax from exchange of shares of FEMSA Cerveza (see Note 5 B)		10,099		10,099
Other reserves		973		249

Deferred income taxes, net		13,450		10,221
Deferred income taxes asset		461		346

Deferred income taxes liability	Ps.	13,911	Ps.	10,567

The changes in the balance of the net deferred income tax liability are as follows:

	2011		2010		2009
Initial balance	Ps.	10,221	Ps.	(660)	Ps.	670
Deferred tax provision for the year		225		875		(31)
Change in the statutory rate		(99)		(58)		(87)
Deferred tax from the exchange of shares of FEMSA (see Note 5 B)		—		10,099		—
Usage of tax losses related to exchange of FEMSA Cerveza (see Note 5 B)		—		280		—
Effect of tax loss carryforwards (1)		—		—		(1,874)
Acquisition of subsidiaries		186		—		—
Disposal of subsidiaries		—		(34)		—
Effects in stockholders’ equity:
Derivative financial instruments		75		75		80
Cumulative translation adjustment		2,779		(352)		609
Retained earnings		23		(38)		—
Deferred tax cancellation due to change in accounting principle		—		—		(71)
Restatement effect of beginning balances		40		34		44

Ending balance	Ps.	13,450	Ps.	10,221	Ps.	(660)

(1)	Effect due to 2010 Mexican tax reform, which deferred taxes were reclassified to other current liabilities and other liabilities according to its maturity.

d)	Provision for the Year:

	2011		2010		2009
Current income taxes	Ps.	7,561	Ps.	4,854	Ps.	5,077
Deferred income tax		225		875		(31)
Change in the statutory rate		(99)		(58)		(87)

Income taxes	Ps.	7,687	Ps.	5,671	Ps.	4,959

e)	Tax Loss Carryforwards and Recoverable Tax on Assets:

The subsidiaries in Mexico and Brazil have tax loss carryforwards and/or recoverable tax on assets. The taxes effect net of consolidation benefits and their years of expiration are as follows:

Year	Tax Loss Carryforwards		Current Recoverable Tax on Assets
2012	Ps.	—	Ps.	—
2013		—		12
2014		—		50
2015		—		4
2016		13		50
2017		—		63
2018		629		—
2019 and thereafter		1,147		—
No expiration (Brazil, see Note 23 A)		342		—

		2,131		179
Tax losses used in consolidation		(1,443)		(135)

	Ps.	688	Ps.	44

The changes in the balance of tax loss carryforwards and recoverable tax on assets, excluding discontinued operations are as follows:

	2011		2010
Initial balance	Ps.	803	Ps.	1,425
Additions		60		18
Usage of tax losses		(140)		(600)
Translation effect of beginning balances		9		(40)

Ending balance	Ps.	732	Ps.	803

As of December 31, 2011 and 2010, there is no valuation allowance recorded due to the uncertainty related to the realization of certain tax loss carryforwards and tax on assets.

f)	Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2011	2010	2009
Mexican statutory income tax rate	30.0%	30.0%	28.0%
Difference between book and tax inflationary effects	(3.6)%	(3.9)%	(1.8)%
Difference between statutory income tax rates	1.2%	1.2%	2.4%
Non-taxable income	(0.3)%	(2.4)%	(0.2)%
Others	(0.2)%	(0.9)%	1.2%

	27.1%	24.0%	29.6%

Note 24. Other Liabilities, Contingencies and Commitments

a)	Other Current Liabilities:

	2011		2010
Derivative financial instruments	Ps.	69	Ps.	41
Sundry creditors		2,116		1,681
Current portion of other long-term liabilities		197		276
Others		15		37

Total	Ps.	2,397	Ps.	2,035

b)	Contingencies and Other Liabilities:

	2011		2010
Contingencies (1)	Ps.	2,764	Ps.	2,712
Taxes payable		480		872
Derivative financial instruments		565		653
Current portion of other long-term liabilities		(197)		(276)
Others		1,148		1,435

Total	Ps.	4,760	Ps.	5,396

(1)	As of December 31, 2010 included Ps. 560 of tax loss contingencies regarding indemnification accorded with Heineken over FEMSA Cerveza, prior tax contingencies, of which Ps. 113 were recognized as other current liabilities and Ps. 2 were cancelled as of December 31, 2011.

c)	Contingencies Recorded in the Balance Sheet:

The Company has various loss contingencies, and reserves have been recorded in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies were recorded as a result of recent business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2011:

	Total
Indirect tax	Ps.	1,405
Labor		1,128
Legal		231

Total	Ps.	2,764

Changes in the Balance of Contingencies Recorded:

	2011		2010
Initial balance	Ps.	2,712	Ps.	2,467
Provision		356		716
Penalties and other charges		277		376
Cancellation and expiration		(359)		(205)
Payments (1)		(288)		(211)
Amnesty adoption		—		(333)
Translation of foreign currency of beginning balance		66		(98)

Ending balance	Ps.	2,764	Ps.	2,712

(1)	Include Ps. 113 reclassified to other current liabilities.

d)	Unsettled Lawsuits:

The Company has entered into legal proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of December 31, 2011 is Ps. 6,781. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such legal proceedings will not have a material effect on its consolidated financial position or result of operations.

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

As is customary in Brazil, the Company has been requested by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 2,418 by pledging fixed assets and entering into available lines of credit which cover such contingencies.

f)	Commitments:

As of December 31, 2011, the Company has contractual commitments for finance leases for machinery and transport equipment (see Note 17) and operating lease for the rental of production machinery and equipment, distribution equipment, computer equipment and land for FEMSA Comercio’s operations.

The contractual maturities of the operating lease commitments by currency, expressed in Mexican pesos as of December 31, 2011, are as follows:

	Mexican pesos		U.S. dollars		Other
2012	Ps.	2,370	Ps.	113	Ps.	203
2013		2,246		110		107
2014		2,134		100		80
2015		2,018		161		10
2016		1,896		712		8
2017 and thereafter		11,324		—		—

Total	Ps.	21,988	Ps.	1,196	Ps.	408

Rental expense charged to operations amounted to approximately Ps. 3,249 Ps. 2,602 and Ps. 2,255 for the years ended December 31, 2011, 2010 and 2009, respectively.

Note 25. Information by Segment

The Company restructured the segment information disclosed to its main authority of the entity to focus on income from operations and cash flow from operations before changes in working capital and provisions (see Note 4 Z). Therefore segment disclosures for prior periods have been reclassified for comparison purposes.

a) By Business Unit:

2011	Coca-Cola FEMSA		FEMSA Comercio		CB Equity		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	124,715	Ps.	74,112	Ps.	—	Ps.	13,373	Ps.	(9,156)	Ps.	203,044
Intercompany revenue		2,099		2		—		7,055		(9,156)		—
Income from operations		20,152		6,276		(7)		483		—		26,904
Other expenses, net												(2,917)
Interest expense		(1,736)		(1,026)		—		(535)		363		(2,934)
Interest income		601		12		7		742		(363)		999
Other net finance expenses (2)												1,152
Equity method from associates		86		—		5,080		1		—		5,167
Income taxes		(5,599)		(556)		(267)		(1,265)		—		(7,687)

Consolidated net income before discontinued operations												20,684
Depreciation (3)		4,163		1,175		—		160		—		5,498
Amortization and non-cash operating expenses		683		707		—		166		—		1,556

Cash flows from operations before changes in working capital and provisions (4)	24,998	8,158	(7)	809	—	33,958

Investment in associates and joint ventures	3,656	—	75,075	241	—	78,972
Long-term assets	119,534	16,593	75,075	9,641	(5,106)	215,737
Total assets	151,608	26,998	76,791	28,220	(8,913)	274,704

Disposals of long-lived assets	484	211	—	8	—	703
Capital expenditures, net (5)	7,826	4,096	—	593	—	12,515
Net cash flows provided by (used in) operating activities	15,307	7,403	(93)	(373)	—	22,244
Net cash flows (used in) provided by investment activities	(14,140)	(4,083)	1,668	(1,535)	—	(18,090)
Net cash flows (used in) provided by financing activities	(2,206)	313	—	(5,029)	—	(6,922)

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes foreign exchange loss, net; gain on monetary position, net; and market value loss on ineffective portion of derivative financial instruments.
(3)	Includes bottle breakage.
(4)	Income from operations plus depreciation and amortization.
(5)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other assets.

2010	Coca-Cola FEMSA	FEMSA Comercio	CB Equity	Other (1)	Consolidation Adjustments	Consolidated
Total revenues	Ps. 103,456	Ps. 62,259	Ps. —	Ps. 12,010	Ps. (8,023)	Ps. 169,702
Intercompany revenue	1,642	2	—	6,379	(8,023)	—
Income from operations	17,079	5,200	(3)	253	—	22,529
Other expenses, net						(282)
Interest expense	(1,748)	(917)	—	(951)	351	(3,265)
Interest income	285	25	2	1,143	(351)	1,104
Other net finance expenses (2)						8
Equity method from associates	217	—	3,319	2	—	3,538
Income taxes	(4,260)	(499)	(208)	(704)	—	(5,671)

Consolidated net income before discontinued operations						17,961
Depreciation (3)	3,333	990	—	204	—	4,527
Amortization and non-cash operating expenses	610	607	—	144	—	1,361

Cash flows from operations before changes in working capital and provisions (4)	21,022	6,797	(3)	601	—	28,417

Investment in associates and joint ventures	2,108	—	66,478	207	—	68,793
Long-term assets	87,625	14,655	66,478	4,785	(1,425)	172,118
Total assets	114,061	23,677	67,010	27,705	(8,875)	223,578

Disposals of long-lived assets	7	—	—	2	—	9
Capital expenditures, net (5)	7,478	3,324	—	369	—	11,171
Net cash flows provided by (used in) operating activities	14,350	6,704	—	(3,252)	—	17,802
Net cash flows (used in) provided by investment activities	(6,845)	(3,288)	553	15,758	—	6,178
Net cash flows used in financing activities	(2,011)	(819)	(504)	(7,162)	—	(10,496)

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes foreign exchange loss, net; gain on monetary position, net; and market value gain on ineffective portion of derivative financial instruments.
(3)	Includes bottle breakage.
(4)	Income from operations plus depreciation and amortization.
(5)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other assets.

2009	Coca-Cola FEMSA	FEMSA Comercio	Other (1)	Consolidation Adjustments	Consolidated
Total revenues	Ps. 102,767	Ps. 53,549	Ps. 10,991	Ps. (7,056)	Ps. 160,251
Intercompany revenue	1,277	2	5,777	(7,056)	—
Income from operations	15,835	4,457	838	—	21,130
Other expenses, net					(1,877)
Interest expense	(1,895)	(954)	(1,594)	432	(4,011)
Interest income	286	27	1,324	(432)	1,205
Other net finance expenses (2)					179
Equity method from associates	142	—	(10)	—	132
Income taxes	(4,043)	(544)	(372)	—	(4,959)

Consolidated net income before discontinued operations					11,799
Depreciation (3)	3,472	819	100	—	4,391
Amortization and non-cash operating expenses	438	511	162	—	1,111

Cash flows from operations before changes in working capital and provisions (4)	19,745	5,787	1,100	—	26,632

Disposals of long-lived assets	124	—	5	—	129
Capital expenditures, net (5)	6,282	2,668	153	—	9,103
Net cash flows provided by operating activities	16,663	4,339	1,742	—	22,744
Net cash flows (used in) provided by investment activities	(8,900)	(2,634)	158	—	(11,376)
Net cash flows used in financing activities	(6,029)	(346)	(1,514)	—	(7,889)

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes foreign exchange loss, net, gain on monetary position, net and market value gain on ineffective portion of derivative financial instruments.
(3)	Includes bottle breakage.
(4)	Income from operations plus depreciation and amortization.
(5)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other assets.

b)	By Geographic Area:

Geographic disclosures begin with the country level, with the exception of Central America which had been considered a geography by itself. Prior to 2011, the Company aggregated countries into the following geographies for the purposes of its consolidated financial statements: (i) Mexico, (ii) Latincentro, which aggregated Colombia and Central America, (iii) Venezuela (iv) Mercosur, which aggregated Brazil and Argentina, and (v) Europe.

During August 2011, Coca-Cola FEMSA changed certain aspects of its business structure and organization. In order to align the Company’s geographic reporting with Coca-Cola FEMSA’s new internal structure, the Company has decided to change the aggregation of its countries into the following geographies for consolidated financial statement purposes: (i) Mexico and Central America division (comprising the following countries: Mexico, Guatemala, Nicaraga, Costa Rica and Panama), (ii) the South America division (comprising the following countries: Colombia, Brazil, Venezuela and Argentina) and (iii) Europe division. Venezuela operates in an economy with exchange controls and hyper-inflation; and as a result, NIF B-5 “Information by Segments” does not allow its aggregation into the South America segment. The Company is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented.

Geographic disclosures for prior periods have been reclassified for comparison purposes.

2011	Total Revenue	Capital Expenditures, Net (3)	Investments in Associates and Joint Ventures	Long-Lived Assets	Total Assets
Mexico and Central America (1)	Ps. 130,256	Ps. 8,409	Ps. 2,458	Ps. 101,380	Ps. 139,741
South America (2)	53,113	3,461	1,438	31,430	47,182
Venezuela	20,173	645	1	7,852	12,717
Europe	—	—	75,075	75,075	76,791
Consolidation adjustments	(498)	—	—	—	(1,727)

Consolidated	Ps. 203,044	Ps. 12,515	Ps. 78,972	Ps. 215,737	Ps. 274,704

2010
Mexico and Central America (1)	Ps. 111,769	Ps. 6,796	Ps. 1,019	Ps. 72,116	Ps. 109,508
South America (2)	44,468	3,870	1,295	28,055	40,584
Venezuela	14,048	505	1	5,469	7,882
Europe	—	—	66,478	66,478	67,010
Consolidation adjustments	(583)	—	—	—	(1,406)

Consolidated	Ps. 169,702	Ps. 11,171	Ps. 68,793	Ps. 172,118	Ps. 223,578

2009
Mexico and Central America (1)	Ps. 101,023	Ps. 5,870
South America (2)	37,507	1,980
Venezuela	22,448	1,253
Consolidation adjustments	(727)	—

Consolidated	Ps. 160,251	Ps. 9,103

(1)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 122,690, Ps. 105,448 and Ps. 94,819 during the years ended December 31, 2011, 2010 and 2009, respectively. Domestic (Mexico only) long-term assets were Ps. 94,076 and Ps. 64,310 as of December 31, 2011 and 2010, respectively.
(2)	South America includes Brazil, Argentina, Colombia and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 31,405, Ps. 27,070 and Ps. 21,465 during the years ended December 31, 2011, 2010 and 2009, respectively. Brazilian long-term assets were Ps. 15,618 and Ps. 14,410 as of December 31, 2011 and 2010, respectively. South America revenues also include Colombian revenues of Ps. 12,320, Ps. 11,057 and Ps. 9,904 during the years ended December 31, 2011, 2010 and 2009, respectively. Colombian long-term assets were Ps. 12,855 and Ps. 11,176 as of December 31, 2011 and 2010, respectively.
(3)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other assets.

Note 26. Differences Between Mexican FRS and U.S. GAAP

As discussed in Note 2, the consolidated financial statements of the Company are prepared in accordance with Mexican FRS, which differs in certain significant respects from authoritative U.S. accounting and reporting standards. Included in this Note and Note 27 are references to certain principles generally accepted in the United States of America (“U.S. GAAP”) Codifications (“ASC”) that have been adopted by the Company.

A reconciliation of the reported net income, stockholders’ equity and comprehensive income to U.S. GAAP is presented in Note 27.

The principal differences between Mexican FRS and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a)	Consolidation of Coca-Cola FEMSA:

The Company consolidates its investment in Coca-Cola FEMSA under Mexican FRS, in accordance with Bulletin B-8 “Consolidated and Combined Financial Statements and Valuation of Long-Term Investments in Shares” through 2008 and revised NIF B-8 “Consolidated and Combined Financial Statements” beginning in 2009 as disclosed in Note 2 M.

For U.S. GAAP purposes, the existence of substantive participating rights held by the Coca-Cola Company (non-controlling interest), as addressed in the shareholder agreement, did not allow FEMSA to consolidate Coca-Cola FEMSA in its financial statements. Therefore, FEMSA’s investment in Coca-Cola FEMSA had been accounted for by the equity method in FEMSA’s consolidated financial statement under U.S. GAAP for the year ended December 31, 2009.

As of December 31, 2009, the fair value of FEMSA’s investment in Coca-Cola FEMSA represented by 992,078,519 shares equivalent to 53.7% of its outstanding shares amounted to Ps. 85,135 based on quoted market prices of that date.

Coca-Cola FEMSA’s summarized consolidated income statement under U.S. GAAP is presented as follows for the year ended December 31, 2009:

Consolidated Income Statements	2009
Total revenues	Ps. 100,393
Income from operations	14,215
Income before income taxes	12,237
Income taxes	3,525

Consolidated net income	8,853
Less: Net income attributable to the non-controlling interest	(446)

Net income attributable to the controlling interest	8,407
Consolidated comprehensive income	10,913
Less: Comprehensive income attributable to the non-controlling interest	(592)

Consolidated comprehensive income attributable to the controlling interest	Ps. 10,321

On February 1, 2010, FEMSA and The Coca-Cola Company signed an amendment to their shareholder’s agreement. This amendment allowed FEMSA to continue to consolidate Coca-Cola FEMSA for Mexican FRS purposes during 2009, because the Company has maintained control over its operating and financial policies. As a result of the modifications to the shareholder’s agreement, substantive participating rights held by The Coca-Cola Company were amended and became protective rights. As a result of the modifications made to the shareholders’ agreement, which provided control to the Company over Coca-Cola FEMSA, the Company recognized a business combination without transfer of consideration in order to comply with ASC 805 and beginning February 1, 2010 started to consolidate Coca-Cola FEMSA for U.S. GAAP purposes.

The Company estimated the total fair value of the interest acquired in Coca-Cola FEMSA to be Ps. 148,110 based on Coca-Cola FEMSA’s outstanding shares price quoted in the NYSE of Ps. 80.21 (level 1 information) as of February 1, 2010. As a result of a business combination without transfer of consideration, the Company recognized a gain in other income in the consolidated income statements under U.S. GAAP which amounted to Ps. 39,847. This gain represents the difference between the book value and the fair value of the interest acquired in Coca-Cola FEMSA as of the date of the control acquisition and is reported in “other income, net.”

As of the acquisition date and based on the purchase price allocation, the Company identified intangible assets with indefinite lives consisting of distribution rights of Ps. 113,434 and depreciable long-lived assets that amounted to Ps. 27,409. The Company also recognized goodwill of Ps. 41,761 as part of this transaction. The goodwill recognized with our control acquisition of Coca-Cola FEMSA is primarily related to synergistic value created from having an unified operating system that will strategically position us to better market and distribute our beverage brands in Mexico, Central America, Brazil, Colombia, Venezuela and Argentina.

The fair value of all Coca-Cola FEMSA net assets acquired by the Company is as follows:

Total current assets	Ps. 19,874
Property, plant and equipment	31,431
Distribution rights	113,434
Other long-term assets	5,548
Total current liabilities	19,054
Total long-term liabilities	40,156
Total liabilities	59,210

Net assets acquired	111,077
Goodwill	41,761

Total fair value of Coca-Cola FEMSA	152,838
Fair value of the Non-controlling Interest in the subsidiaries of Coca-Cola FEMSA (1)	4,728
Fair value of the Non-controlling Interest of FEMSA in Coca-Cola FEMSA (2)	68,535
Fair value of the Controlling Interest acquired in Coca-Cola FEMSA	79,575

(1)	The fair value of the non-controlling interest in the subsidiaries of Coca-Cola FEMSA was estimated using the market approach.
(2)	The fair value of the non-controlling interest of FEMSA in Coca-Cola FEMSA was estimated using the market approach. The main input used to estimate fair value was share prices quoted in the Mexican Stock Exchange.

After acquisition date for the year ended December 31, 2010, additional depreciation and amortization of identified assets net of deferred income tax recognized in the Consolidated Income Statement were an amount of Ps. 661.

The Company recognized within its consolidated income statement revenues of Ps. 95,839 and a net income of Ps. 9,734 for the year ended December 31, 2010, for the eleven months of operations related to Coca-Cola FEMSA after the acquisition date.

Unaudited Pro Forma Financial Data

The following unaudited consolidated pro forma financial data represents the Company’s historical financial statements, adjusted to give effect to (i) the acquisition of Coca-Cola FEMSA mentioned in the preceding paragraphs; (ii) certain accounting adjustments related mainly to the depreciation of the step-up adjustment for fixed assets acquired, (iii) eliminating the gain on the acquisition of Coca-Cola FEMSA.

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

	FEMSA unaudited pro forma consolidated results for the years ended December 31,
	2010(2)	2009 (2)
Total revenues	184,336	195,090
Income before taxes (1)	47,607	18,924
Net income (1)	32,543	15,022

(1)	In 2010 includes gain on the FEMSA Cerveza exchange.
(2)	Does not include gain due to Coca-Cola FEMSA’s control acquisition.

b)	Exchange of FEMSA Cerveza and Acquisition of 20% Economic Interest in Heineken:

As explained in Note 5 B i), on April 30, 2010, FEMSA exchanged 100% of its shares in FEMSA Cerveza for a 20% economic interest in Heineken Group. According to Mexican FRS, the disposal of FEMSA Cerveza has been accounted as a discontinued operation.

For U.S. GAAP purposes, FEMSA Cerveza has not been accounted for as a discontinued operation, given the significant cash flows that continue to be exchanged between FEMSA’s ongoing operations and those of the disposed entity. As a result, the disposition was accounted for as a sale of a group of assets and classified within continuing operations in the consolidated financial statements under U.S. GAAP, and not as the disposal of a component of FEMSA. As such, the Company’s Mexican FRS consolidated income statements have reported FEMSA Cerveza’s results of operations prior to the April 30, 2010 exchange in one line item (discontinued operations). For U.S. GAAP purposes it continues to fully consolidate its line by line results prior to the exchange. See Note 5 B i) for summarized FEMSA Cerveza financial statements for dates and periods prior to April 30, 2010 under Mexican FRS.

The acquisition of the 20% economic interest in Heineken has been accounted for taking into consideration closing prices of Heineken N.V. and Heineken Holding N.V. as of the acquisition date (see Note 5 B i) As of April 30, 2010, under U.S. GAAP, the Company recognized a gain of Ps. 27,132 within other income in the consolidated statements of income and comprehensive income, which represents the difference between the book value of its interest in FEMSA Cerveza and the acquisition value of Heineken recorded at the exchange date. The basis of the assets and liabilities under U.S. GAAP of FEMSA Cerveza at the exchange date was different from the basis of such assets and liabilities under Mexican FRS, additionally the goodwill of Ps. 10,600 allocated to FEMSA Cerveza was cancelled as part of this transaction (see Note 26 M); accordingly, the gain recorded on disposal under U.S. GAAP differs from that under Mexican FRS. The deferred income tax for U.S. GAAP purposes amounted to Ps. 10,099.

For subsequent accounting, the Company recognizes its investment in Heineken for purposes of Mexican FRS under the equity method after reconciling Heineken’s net income and comprehensive income from IFRS to Mexican FRS, as a result of its ability to exercise significant influence over its operating and financial policies as disclosed in Note 5 B i). However, for purposes of U.S. GAAP, the Company recognizes its investment in Heineken based on the cost method because it was unable to obtain the required information to reconcile Heineken’s net income to U.S. GAAP on an accurate and reliable basis.

c)	Restatement of Prior Year Financial Statements for Inflationary Effects:

As a result of discontinued inflationary accounting in 2008 for subsidiaries that operate in non-inflationary economic environments, the Company’s financial statements are no longer considered to be presented in a reporting currency that comprehensively includes the effects of price level changes; therefore, the inflationary effects of inflationary economic environments arising in 2009, 2010 and 2011 result in a difference to be reconciled for U.S. GAAP purposes. The equity method of Coca-Cola FEMSA recorded by FEMSA as of January 31, 2010 and December 31, 2009 considers this difference, as well as the consolidated net income for the eleven months ended on December 31, 2010 and the consolidated net income for the full year ended on December 31, 2011, regarding inflationary effects of Argentina, Nicaragua and Costa Rica, inflationary economies according to MFRS in which Coca-Cola FEMSA operates. Inflationary effects of Venezuela are not reconcilied because is accounted as a hyper-inflationary economy for U.S. GAAP purposes, since January 1, 2010 (see Note 4 A).

For U.S. GAAP reconciliation purposes, the Company has applied an accommodation available in Item 17(c)(2)(iv)(B) of the instructions to Form 20-F whereby the International Accounting Standard 21 Changes in Foreign Exchange Rates (IAS 21) and IAS 29 Financial Reporting in Hyperinflationary Economies (IAS 29) indexation approach is applied. A U.S. GAAP reconciliation which would otherwise require a hyper-inflationary economy to be reported using the dollar as the functional currency is not required to be provided using this accommodation if amounts in a currency of a hyperinflationary economy are translated into the reporting currency in accordance with IAS 21. Additionally, the information related to the revenues as well as long-term assets and total assets related to the Venezuelan subsidiary are shown separately in the segment disclosure footnote (see Note 25 B). Recent devaluations in the Venezuelan currency are also discussed in Note 3.

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

•

Impairment of goodwill and other long-lived assets, the gains or losses on the disposition of fixed assets, all severance payments associated with an ongoing benefit and amendments to pension plans, financial expenses from labor liabilities and employee profit sharing, among others, are recorded as part of operating income under U.S. GAAP, but not under Mexican FRS;

•

Under Mexican FRS, deferred taxes are classified as non-current, while under U.S. GAAP they are classified based on the classification of the related asset or liability or their estimated reversal date when not associated with an asset or liability;

•

Under Mexican FRS, market value gain/loss of embedded derivatives contracts are recorded as market value gain/loss of ineffective portion of derivatives financial instruments. For U.S. GAAP purposes, this effect has been reclassified to operating expenses; and

•	Under Mexican FRS, restructuring costs are recorded as other expenses while for U.S. GAAP purposes restructuring costs are recorded as operating expense.

e)	Deferred Promotional Expenses:

As explained in Note 4 E, under Mexican FRS, promotional expenses related to the launching of new products or product presentations are recorded as prepaid expenses. For U.S. GAAP purposes, such promotional expenses are expensed as incurred.

f)	Intangible Assets:

According to Mexican FRS, in 2003 the amortization of goodwill was discontinued. For U.S. GAAP purposes, since 2002 goodwill and indefinite-lived intangible assets are no longer subject to amortization.

Under U.S. GAAP, indefinite-lived intangible assets are recorded at estimated fair value at the date of the acquisition, under Mexican FRS intangible assets with indefinite life are recognized at its estimated fair value, limited to the underlying amount of the purchase price consideration. This results in a difference in accounting for acquired intangible assets between Mexican FRS and U.S. GAAP.

During the year ended December 31, 2009, the Company acquired the Brisa water business in Colombia. For U.S. GAAP, acquired distribution rights intangible assets are recorded at estimated fair value at the date of the purchase. Under Mexican FRS, this distribution rights intangible asset is recorded at its estimated fair value, limited to the underlying amount of the purchase price consideration. This results in a difference in accounting for acquired intangible assets between Mexican FRS and U.S. GAAP. These differences have resulted in a gain being recorded in 2009 for U.S. GAAP purposes in the amount of Ps. 72.

g)	Restatement of Imported Equipment:

Through December 2007, the Company restated imported machinery and equipment by applying the inflation rate and the exchange rate of the currency of the country of origin. The resulting amounts were then translated into Mexican pesos using the period end exchange rate. This result in a difference in accounting between Mexican FRS and U.S. GAAP.

NIF B-10 establishes that imported machinery and equipment are recorded using the exchange rate of the acquisition date. Subholding Companies that operate in inflationary economic environments have to restate those assets by applying the inflation rate in their own countries. The change in this methodology did not impact significantly the consolidated financial position of the Company.

h)	Capitalization of the Comprehensive Financing Result:

Through 2006, and according to Bulletin C-6 “Property, plant and equipment” the Company had not capitalized the comprehensive financial result related to fixed assets.

Beginning in 2007, according to NIF D-6 “Capitalization of Comprehensive Financing Result,” the Company capitalized the comprehensive financing result generated by borrowings obtained to finance qualifying assets.

According to U.S. GAAP, if interest expense (does not include all the components of comprehensive result defined by Mexican FRS) is incurred during the construction of qualifying assets and the net effect is material, capitalization is required for all assets that require a period of time to get them ready for their intended use. The net effect of interest expenses incurred to bring qualifying assets to the condition for its intended use was Ps. 92, Ps. 90 and Ps. 90 for the years ended on December 31, 2011, 2010 and 2009, respectively.

A reconciling item is included for the difference in capitalized comprehensive financing result and the related amortization recorded under Mexican FRS and the corresponding capitalized interest expense and related amortization recorded under U.S. GAAP.

i)	Fair Value Measurements:

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

Additionally, U.S. GAAP establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs are fully described in Note 19. The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date as shown in Note 19.

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

U.S. GAAP allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument by instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, the unrealized gains and losses for that instrument shall be reported in earnings at each subsequent reporting date. The Company did not elect to adopt fair value option for any of its outstanding instruments; therefore, it did not have any impact on its consolidated financial statements.

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

j)	Deferred Income Taxes, Employee Profit Sharing and Uncertain Tax Positions:

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

•

Under Mexican FRS, deferred employee profit sharing is calculated using the asset and liability method, which is the method used to compute deferred income taxes under U.S. GAAP. Employee profit sharing is deductible for purposes of Mexican taxes from profit. This deduction reduces the payments of income taxes in subsequent years. For Mexican FRS purposes, the Company did not record deferred employee profit sharing, since is not expected to materialize in the future; and

•

The differences in the deferred income tax of the control acquisition of Coca-Cola FEMSA, deferred income tax of the exchange of FEMSA Cerveza shares, deferred promotional expenses, intangible assets, restatement of imported machinery and equipment, capitalization of comprehensive financial result, employee benefits and deferred employee profit sharing, explained in Note 26 A, B, E, F, G, H, and J, generate a difference when calculating deferred income taxes under U.S. GAAP compared to that presented under Mexican FRS (see Note 23 C).

The reconciliation of deferred income tax and employee profit sharing, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Taxes, Net	2011		2010
Deferred income taxes under Mexican FRS	Ps.	13,450	Ps.	10,221
U.S. GAAP adjustments:
Deferred promotional expenses		(4)		(14)
Deferred income tax of Coca-Cola FEMSA´s fair value adjustments		23,813		21,833
Intangible assets		(91)		(22)
Deferred charges		(51)		(20)
Deferred revenues		17		26
Equity method of Heineken		(1,490)		(859)
Restatement of imported equipment		(3)		85
Capitalization of interest expense		4		4
Tax deduction for deferred employee profit sharing		19		50
Employee benefits		(243)		(220)

Total U.S. GAAP adjustments		21,971		20,863

Deferred income taxes, net, under U.S. GAAP	Ps.	35,421	Ps.	31,084

Changes in the Balance of Deferred Income Taxes	2011		2010		2009
Initial liability (asset) balance	Ps.	31,084	Ps.	(2,405)	Ps.	37
Provision for the year		(885)		(159)		(795)
Change in the statutory income tax rate		(99)		(58)		(90)
Deferred tax of the exchange of FEMSA Cerveza		—		10,001		—
Control acquisition of Coca-Cola FEMSA and fair value adjustments		—		23,843		—
Application of tax loss carryforwards due to amnesty adoption		—		—		2,066
Reversal of tax loss carryforwards allowance						(2,066)
Acquisition of subsidiaries		186		—		—
Reversal of tax loss carryforwards		—		—		(1,874)
Financial instruments		38		(19)		319
Cumulative translation adjustment		5,060		(60)		(134)
Unrecognized labor liabilities		(3)		(59)		132
Others		40		—		—

Ending liability (asset) balance	Ps.	35,421	Ps.	31,084	Ps.	(2,405)

Reconciliation of Deferred Employee Profit Sharing	2011		2010
Deferred employee profit sharing under Mexican FRS	Ps.	—	Ps.	—
U.S. GAAP adjustments:
Allowance for doubtful accounts		(2)		(1)
Inventories		(1)		8
Property, plant and equipment		154		25
Deferred charges		4		4
Intangible assets		(1)		(1)
Labor liabilities		(274)		(233)
Other liabilities		(148)		(186)

Total U.S. GAAP adjustments		(268)		(384)

Valuation allowance		202		206

Deferred employee profit sharing under U.S. GAAP	Ps.	(66)	Ps.	(178)

Changes in the Balance of Deferred Employee Profit Sharing	2011		2010		2009
Initial balance (asset) liability	Ps.	(178)	Ps.	134	Ps.	214
Provision for the year		120		(257)		(234)
Acquisition of Coca-Cola FEMSA		—		(17)		—
Net effect on exchange of FEMSA Cerveza		—		(118)		—
Labor liabilities		(4)		82		42
Valuation allowance		(4)		(2)		112

Ending balance (asset) liability	Ps.	(66)	Ps.	(178)	Ps.	134

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

k)	Employee Benefits:

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

The reconciliation of the pension cost for the year and related labor liabilities is as follows:

Cost for the Year	2011		2010		2009
Net cost recorded under Mexican FRS	Ps.	634	Ps.	600	Ps.	569
Net cost of Coca-Cola FEMSA				—		(313)
Net cost of FEMSA Cerveza (discontinued operation)				182		574
U.S. GAAP adjustments:
Amortization of unrecognized transition obligation		(54)		(46)		(53)
Amortization of prior service cost		(1)		(1)		5
Amortization of net actuarial loss		(11)		(4)		2

Total U.S. GAAP adjustment		(66)		(51)		(46)

Cost for the year under U.S. GAAP	Ps.	568	Ps.	731	Ps.	784

Labor Liabilities	2011		2010
Employee benefits under Mexican FRS	Ps.	2,258	Ps.	1,883
U.S. GAAP adjustments:
Unrecognized net transition obligation		53		115
Unrecognized labor cost of past services		319		337
Unrecognized net actuarial loss		518		356

U.S. GAAP adjustments to stockholders’ equity		890		808

Labor liabilities under U.S. GAAP	Ps.	3,148	Ps.	2,691

Estimates of the unrecognized items expected to be recognized as components of net periodic pension cost during 2012 are shown in the table below:

	Pension and Retirement Plans		Seniority Premiums		Postretirement Medical Services
Actuarial net loss and prior service cost recognized in cumulative other comprehensive income during the year	Ps.	82	Ps.	11	Ps.	2
Actuarial net loss and prior service cost recognized as a component of net periodic cost		42		5		2
Net transition liability recognized as a component of net periodic cost		9		—		2
Actuarial net loss, prior service cost and transition liability included in cumulative other comprehensive income		570		(23)		98
Estimate to be recognized as a component of net periodic cost over the following fiscal year:
Transition obligation		(11)		—		(1)
Prior service credit		(3)		—		—
Actuarial gain		(21)		3		(5)

l)	Non-controlling Interests:

Under Mexican FRS, the non-controlling interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet.

Beginning as of January 1, 2009, under U.S. GAAP, this item is presented as separate component within consolidated stockholders’ equity in the consolidated balance sheet. Additionally, consolidated net income is adjusted to include the net income attributed to the non-controlling interest. And consolidated comprehensive income is adjusted to include the net income attributed to the non-controlling interest. Because these changes are to be applied retrospectively, they eliminate the differences between MFRS and U.S. GAAP in the presentation of the non-controlling interest in the consolidated financial statements.

m)	FEMSA’s Non-controlling Interest Acquisition:

In accordance with Mexican FRS, the Company applied the entity theory to the acquisition of the non-controlling interest by FEMSA in May 1998, through an exchange offer. Accordingly, no goodwill was created as a result of such acquisition and the difference between the book value of the shares acquired by FEMSA and the FEMSA shares exchanged was recorded as additional paid-in capital. The direct out-of-pocket costs identified with the purchase of non-controlling interest were included in other expenses.

In accordance with U.S. GAAP at the time, the acquisition of non-controlling interest was accounted for under the purchase method, using the market value of shares received by FEMSA in the exchange offer to determine the cost of the acquisition of such non-controlling interest and the related goodwill. Under U.S. GAAP at the time, the direct out-of-pocket costs identified with the purchase of non-controlling interest was treated as additional goodwill.

Additionally, U.S. GAAP accounting standards related to goodwill, require the allocation of goodwill to the related reporting. Reporting units are identified at the operating segment or the component level that will generate the related cash flows. As of December 31, 2011, the remaining allocation of the goodwill generated by the previously mentioned acquisition of non-controlling interest was as follows:

FEMSA Comercio	Ps. 1,085
Other	918

Ps. 2,003

As of February 1, 2010 the goodwill allocated to Coca-Cola FEMSA amounted to Ps. 4,753 and was re-evaluated as part of the control acquisition of Coca-Cola FEMSA.

As of April 30, 2010, the goodwill allocated to FEMSA Cerveza amounted to Ps. 10,600 and was cancelled due to the transaction described in Note 26 B, as part of the disposition of FEMSA Cerveza net assets.

n)	Deconsolidation of Crystal Brand Water in Brazil:

During 2009, Coca-Cola FEMSA established a joint venture with The Coca-Cola Company for the production and sale of Crystal brand water in Brazil. Coca-Cola FEMSA has recorded a gain for U.S. GAAP purposes of Ps. 120 related to the deconsolidation of its net assets related to the Crystal operations. Approximately, Ps. 120 of previously recorded unearned revenues related to Crystal operations remain recorded for Mexican FRS purposes, and are being amortized into income along with the results from the joint venture over the following three years (through 2012) for Mexican FRS purposes.

o)	Statement of Cash Flows:

Statement of Cash Flows prepared under Mexican FRS is similar to cash flows standards for U.S. GAAP except for different presentation of interest costs, and certain other supplemental disclosures.

p)	Financial Information Under U.S. GAAP:

Consolidated Balance Sheets	2011		2010
ASSETS
Current Assets:
Cash and cash equivalents		Ps. 25,841		Ps. 26,703
Investments		1,329		66
Accounts receivable		10,499		7,702
Inventories		14,384		11,350
Recoverable taxes		4,311		4,243
Other current assets		3,026		1,635

Total current assets		59,390		51,699

Investments in shares:
Heineken		69,749		63,413
Other investments		3,897		2,315
Property, plant and equipment		55,632		44,650
Intangible assets		189,511		163,170
Deferred income tax and deferred employee profit sharing		543		541
Other assets		11,294		8,729

TOTAL ASSETS	Ps.	390,016	Ps.	334,517

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans and notes payable	Ps.	638	Ps.	1,578
Current maturities of long-term debt		4,935		1,725
Interest payable		216		165
Suppliers		21,475		17,458
Deferred income tax		46		113
Taxes payable		3,208		2,180
Accounts payable, and other current liabilities		8,158		7,410

Total current liabilities		38,676		30,629

Long-Term Liabilities:
Bank loans and notes payable		24,031		21,927
Employee benefits		3,148		2,691
Deferred taxes liability		36,292		31,539
Contingencies and other liabilities		4,708		5,595

Total long-term liabilities		68,179		61,752

Total liabilities		106,855		92,381
Equity:
Controlling interest		182,644		163,641
Non-controlling interest		100,517		78,495

Total equity:		283,161		242,136

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps.	390,016	Ps.	334,517

Consolidated Statements of Income and Comprehensive Income	2011		2010		2009
Net sales	Ps.	201,421	Ps.	175,257	Ps.	102,039
Other operating revenues		2,821		1,796		863

Total revenues		204,242		177,053		102,902
Cost of sales		118,662		102,665		59,841

Gross profit		85,580		74,388		43,061

Operating expenses:
Administrative		10,070		9,420		7,769
Selling		50,208		43,302		26,451
Restructuring		—		446		180
Market value (gain) loss of derivative financial instruments		50		(15)		—

		60,328		53,153		34,400

Income from operations		25,252		21,235		8,661
Comprehensive financing result:
Interest expense		(2,721)		(3,966)		(3,013)
Interest income		999		1,121		310
Foreign exchange gain (loss), net		1,068		(332)		(26)
Gain (loss) on monetary position, net		51		219		(1)
Market value gain (loss) on ineffective portion of derivative financial instruments		(109)		202		73

		(712)		(2,756)		(2,657)
Other (expenses) income, net		(213)		68,337		52

Income before taxes		24,327		86,816		6,056
Taxes		6,563		15,014		(127)

Income before participation in affiliated companies		17,764		71,802		6,183
Participation in affiliated companies:
Coca-Cola FEMSA		—		183		4,516
Other associates companies		87		219		(14)

		87		402		4,502

Consolidated net income	Ps.	17,851	Ps.	72,204	Ps.	10,685
Less: Net income attributable to the non-controlling interest		(5,402)		(4,759)		(783)

Net income attributable to controlling interest	Ps.	12,449	Ps.	67,445	Ps.	9,902

Consolidated net income	Ps.	17,851	Ps.	72,204	Ps.	10,685
Other comprehensive income (loss)		13,297		(1,702)		4,335

Consolidated comprehensive income		31,148		70,502		15,020
Less: Comprehensive income attributable to the non-controlling interest		(9,290)		(4,867)		(776)

Consolidated comprehensive income attributable to the controlling interest		21,858		65,635		14,244

Net controlling interest income per share:
Per Series “B”	Ps.	0.62	Ps.	3.36	Ps.	0.49
Per Series “D”		0.78		4.20		0.62

Consolidated Cash Flows	2011		2010		2009
Cash flows from operating activities:
Net income	Ps.	17,851	Ps.	72,204	Ps.	10,685
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Inflation effect		(49)		(215)		(1)
Depreciation		5,743		4,884		2,786
Amortization		1,043		1,620		2,487
Equity method of associates		(87)		(402)		(4,502)
Deferred income taxes		(986)		9,784		(3,185)
Other adjustments regarding operating activities		644		1,336		5,353
Profit regarding Coca-Cola FEMSA (see Note 27 A)		—		(39,847)		—
Income from the exchange of FEMSA Cerveza (see Note 27 B)		—		(27,132)		—
Changes in operating assets and liabilities net of business acquisitions:
Working capital investment		(2,887)		(5,609)		(1,640)
Dividends received from Coca-Cola FEMSA		—		—		722
(Recoverable) payable taxes, net		1,190		(1,946)		673
Interest payable		244		(851)		(370)
Labor obligations		(496)		(741)		(512)
Derivative financial instruments		(353)		(281)		(428)

Net cash flows provided by operating activities		21,857		12,804		12,068

Cash flows from investing activities:
Long-lived assets sale		535		643		422
Acquisition of property, plant and equipment		(10,615)		(9,195)		(3,779)
Purchase of investments		(1,329)		(66)		—
Proceeds from investments		66		1,108		—
Other assets acquisitions		(5,053)		(2,111)		(3,660)
Recovery of long-term financial receivables with FEMSA Cerveza		—		12,209		—
Net effect of FEMSA Cerveza exchange		—		(158)		—
Cash incorporated from Coca-Cola FEMSA		—		5,950		—
Other disposals		—		1,949		—
Payment of debt for the acquisition of Grupo Tampico, net of cash acquired (Note 5A)		(2,414)		—		—
Payment of debt for the acquisition of Grupo CIMSA, net of cash acquired (Note 5A)		(1,912)		—		—

Net cash flows (used in) provided by investing activities		(20,722)		10,329		(7,017)

Cash flows from financing activities:
Bank loans obtained		6,606		12,381		16,775
Bank loans paid		(3,732)		(12,569)		(14,541)
Dividends declared and paid		(6,623)		(3,813)		(1,620)
Restricted cash activity for the year		(94)		(181)		(88)
Other financing activities		(125)		(194)		(4)

Net cash flows (used in) provided by financing activities		(3,968)		(4,376)		522

Effect of exchange rate changes on cash and cash equivalents		1,971		50		(596)
Cash and cash equivalents:
Net (decrease) increase		(862)		18,807		4,977
Initial cash		26,703		7,896		2,919

Ending balance	Ps.	25,841	Ps.	26,703	Ps.	7,896

Supplemental cash flow information:
Interest paid	Ps.	(3043)	Ps.	(2,868)	Ps.	(2,586)
Income taxes paid		(6,457)		(6,171)		(3,737)

The effect of exchange rate changes on cash balances held in foreign currencies was Ps. 1,971 as a gain as of December 31, 2011, Ps. 50 as a gain as of December 31, 2010, and a loss of Ps. 596 as of December 31, 2009, respectively.

Consolidated Statements of Changes in Stockholders’ Equity	2011		2010
Stockholders’ equity at the beginning of the year	Ps.	242,136	Ps.	99,442
Dividends declared and paid		(6,625)		(3,813)
Non-controlling interest other comprehensive income		3,888		(891)
Acquisition of Grupo Tampico through issuance of Coca-Cola FEMSA shares (Note 5 A)		7,828		—
Acquisition of Grupo CIMSA through issuance of Coca-Cola FEMSA shares (Note 5 A)		9,017		—
Acquisition of Coca-Cola FEMSA		—		77,277
Other transactions of non-controlling interest		(115)		(273)
Other comprehensive income (loss) attributable a the controlling interest:
Derivative financial instruments		157		1,036
Labor liabilities		(29)		(302)
Cumulative translation adjustment		9,295		(3,130)
Reversal of inflation effect		(242)		1,111
Recycling of OCI due to exchange of beer business		—		(525)

Other comprehensive gain (loss)		9,181		(1,810)
Net income		17,851		72,204

Stockholders’ equity at the end of the year	Ps.	283,161	Ps.	242,136

As of December 31, 2011, the balance of cumulative translation adjustment is Ps. 8,240. As of December 31, 2011 the total balance of other comprehensive income is Ps. 9,553 net of a deferred income tax of Ps. 5,095.

Note 27. Reconciliation of Mexican FRS to U.S. GAAP

a)	Reconciliation of Net Income:

	2011		2010		2009
Net consolidated income under Mexican FRS	Ps.	20,684	Ps.	45,290	Ps.	15,082
Non-controlling interest under Mexican FRS of Coca-Cola FEMSA		—		(222)		(4,390)
U.S. GAAP adjustments:
Reversal of inflation effect (Note 26 C)		82		(24)		—
Participation in Coca-Cola FEMSA (Note 26 A)		—		(39)		(63)
Coca-Cola FEMSA acquisition depreciation and amortization (Note 26 A)		(245)		(961)		—
Heineken equity method (Note 26 B)		(3,418)		(2,789)		—
Net effect on exchange of FEMSA Cerveza (Note 26 B)		—		(9,881)		—
Restatement of imported equipment (Note 26 G)		(187)		(165)		(12)
Capitalization of interest expense (Note 26 H)		(131)		57		(49)
Deferred income taxes (Note 26 J)		1,112		769		(9)
Deferred employee profit sharing (Note 26 J)		(120)		257		80
Gain on control acquisition of Coca-Cola FEMSA (Note 26 A)		—		39,847		—
Gain on de-consolidation of Crystal operation (Note 26 N)		(25)		(44)		—
Deferred promotional expenses (Note 26 F)		34		58		—
Employee benefits (Note 26 K)		65		51		46

Total U.S. GAAP adjustments		(2,833)		27,136		(7)

Net income under U.S. GAAP	Ps.	17,851	Ps.	72,204	Ps.	10,685

b)	Reconciliation of Stockholders’ Equity:

	2011		2010
Total stockholders’ equity under Mexican FRS	Ps.	191,114	Ps.	153,013
U.S. GAAP adjustments:
Control acquisition of Coca-Cola FEMSA (Note 26 A) (1)		98,339		90,980
Coca-Cola FEMSA acquisition depreciation and amortization (Note 26 A)		(1,206)		(961)
Gain on acquisition of Brisa intangible assets (Note 26 F)		72		72
Gain on deconsolidation of Crystal operation (Note 26 N )		50		75
Deferred promotional expenses (Note 26 E)		(13)		(46)
Reversal of inflation effect (Note 26 C)		(831)		(443)
Participation in Coca-Cola FEMSA (Note 26 A)		—		(39)
Heineken equity method (Note 26 B)		(5,326)		(3,065)
Intangible assets and goodwill (Note 26 F)		100		100
Restatement of imported equipment (Note 26 G)		181		351
Capitalization of interest expense (Note 26 H)		71		200
Deferred income taxes (Note 26 J)		(569)		523
Deferred employee profit sharing (Note 26 J)		66		181
Employee benefits (Note 26 K)		(890)		(808)
FEMSA’s non-controlling interest acquisition (Note 26 M)		2,003		2,003

Total U.S. GAAP adjustments		92,047		89,123

Stockholders’ equity under U.S. GAAP	Ps.	283,161	Ps.	242,136

(1)	The Control acquisition of Coca-Cola FEMSA, is recorded net of a deferred income tax liability of Ps. 21,403 for both years.

c)	Reconciliation of Comprehensive Income (OCI):

	2011		2010		2009
Consolidated comprehensive income under Mexican FRS	Ps.	27,936	Ps.	42,589	Ps.	21,355
Comprehensive income of the non-controlling interest under Mexican FRS		(7,119)		(4,190)		(6,734)

Comprehensive income of the controlling interest under Mexican FRS		20,817		38,399		14,621
U.S. GAAP adjustments:
Net income (Note 27 A)		(2,682)		27,192		(7)
Cumulative translation adjustment		2,777		36		91
Reversal of inflation effect		(242)		1,111		(746)
Heineken equity method		1,217		(276)		—
Recycling of OCI due to exchange of beer business				(525)		—
Additional labor liability in excess of unamortized transition obligation		(29)		(302)		285

Comprehensive income under U.S. GAAP	Ps.	21,858	Ps.	65,635	Ps.	14,244

Note 28. Implementation of International Financial Reporting Standards

The consolidated financial statements to be issued by the Company for the year ending December 31, 2012 will be its first annual financial statements that comply with IFRS as issued by the International Accounting Standards Board. The transition date is January 1, 2011 and, therefore, the year ended December 31, 2011 will be the comparative period to be covered. IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (IFRS 1), sets mandatory exceptions and allows certain optional exemptions to the complete retrospective application of IFRS.

The Company applied the following mandatory exceptions to retrospective application of IFRS, effective as of the transition date:

•	Accounting Estimates:

Estimates prepared under IFRS as of January 1, 2011 are consistent with the estimates recognized under Mexican FRS as of the same date, unless the Company is required to adjust such estimates to agree with IFRS.

•	Derecognition of Financial Assets and Liabilities:

The Company applied the derecognition rules of IAS 39, “Financial Instruments: Recognition and Measurement” (IAS 39), prospectively for transactions occurring on or after the date of transition.

•	Hedge Accounting:

As of the transition date, the Company measured at fair value all derivative financial instruments and hedging relationships designated and documented effectively as accounting hedges as required by IAS 39, which is consistent with the treatment under Mexican FRS.

As a result, there was no impact in the Company’s consolidated financial statements due to the application of this exception.

•	Non-controlling Interest:

The Company applied the requirements in IAS 27, “Consolidated and Separate Financial Statements” (IAS 27) related to non-controlling interests prospectively beginning on the transition date.

The Company has elected the following optional exemptions to retrospective application of IFRS, effective as of the transition date:

•	Business Combinations and Acquisitions of Associates and Joint Ventures:

According to IFRS 1, an entity may elect not to apply IFRS 3 “Business Combinations” (IFRS 3) retrospectively to acquisitions made prior of the transition date to IFRS.

The exemption for past business combinations also applies to past acquisitions of investments in associates and of interests in joint ventures.

The Company adopted this exemption and did not amend its business acquisitions or investments in associates and joint ventures prior to the transition date and it did not remeasure the values determined at acquisition dates, including the amount of previously recognized goodwill in past acquisitions.

•	Share-based Payments:

The Company has share-based plans, which it pays to its qualifying employees based on its own shares and those of its subsidiary, Coca-Cola FEMSA. Management decided to apply the optional exemptions established in IFRS 1, where it did not apply IFRS 2, “Share-based Payment” (IFRS 2), (i) to the equity instruments granted before November 7, 2002, (ii) to equity instruments granted after November 7, 2002 and that were earned before the latter of (a) the IFRS transition date and (b) January 1, 2005, and (iii) to liabilities related to share-based payment transactions that were settled before the transition date.

•	Deemed Cost:

An entity may individually elect to measure an item of its property, plant and equipment at the transition date to IFRS at its fair value and use that fair value as its deemed cost at that date. In addition, a first-time adopter may elect to use a previous GAAP revaluation of an item of property, plant and equipment at, or before, of the transition date to IFRS as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to: (i) fair value; or (ii) cost or depreciated cost in accordance with IFRS, adjusted to reflect changes in a general or specific price index.

The Company has presented both its property, plant, and equipment and its intangible assets at IFRS historical cost in all countries. In Venezuela this IFRS historical cost represents actual historical cost in the year of acquisition, indexed for inflation in a hyper-inflationary economy based on the provisions of IAS 29.

•	Cumulative Translation Effect:

A first-time adopter is neither required to recognize translation differences and accumulate these in a separate component of equity nor on a subsequent disposal of a foreign operation, to reclassify the cumulative translation difference for that foreign operation from equity to profit or loss as part of the gain or loss on disposal that would have existed at transition date.

The Company applied this exemption and consequently it reclassified the accumulated translation effect recorded under Mexican FRS to retained earnings and beginning January 1, 2011, it calculates the translation effect of its foreign operations prospectively according to IAS 21, “The Effects of Changes in Foreign Exchange Rates.”

•	Borrowing Costs:

The Company applied the IFRS 1 exemption related to borrowing costs incurred for qualifying assets existing at the transition date based on the similar Company’s Mexican FRS accounting policy, and beginning January 1, 2011 it capitalizes eligible borrowing costs in accordance with IAS 23, “Borrowing Costs” (IAS 23).

Recording Effects of the Transition from Mexican FRS to IFRS:

The following disclosures provide a qualitative description of the most significant preliminary effects from the transition of IFRS determined as of the date of the issuance of the consolidated financial statements:

a)	Inflation Effects:

According to Mexican FRS, the Mexican peso ceased to be the currency of an inflationary economy in December 2007, as the three year cumulative inflation as of such date did not exceed 26%.

According to IAS 29 “Hyperinflationary Economies” (IAS 29), the last hyperinflationary period for the Mexican peso was in 1998. As a result, the Company eliminated the cumulative inflation recognized within long-lived assets and contributed capital for the Company’s Mexican operations, based on Mexican FRS during the years 1999 through 2007, which were not deemed hyperinflationary for IFRS purposes.

For the foreign operations, the cumulative inflation from the acquisition date was eliminated (except in the case of Venezuela, which was deemed a hyperinflationary economy) from the date the Company began to consolidate them.

b)	Employee Benefits:

According to NIF D-3 “Employee Benefits” (NIF D-3), a severance provision and the corresponding expenditure, must be recognized based on the experience of the entity in terminating the employment relationship before the retirement date, or if the entity deems to pay benefits as a result of an offer made to employees to encourage a voluntary termination. For IFRS purposes, this provision is only recorded pursuant to IAS 19 (Revised 2011), at the moment the entity has a demonstrable commitment to end the relationship with the employee or to make a bid to encourage voluntary retirement. This is evidenced by a formal plan that describes the characteristics of the termination of employment. Accordingly, at the transition date, the Company derecognized its severance indemnity recorded under Mexican FRS against retained earnings given that no such formal plan exists. A formal plan was not required for recording under Mexican FRS.

IAS 19 (Revised 2011), early adopted by the Company, eliminates the use of the corridor method, which defers the actuarial gains/losses, and requires that they recorded directly within other comprehensive income in each reporting period. The standard also eliminates deferral of past service costs and requires entities to record them in comprehensive income in each reporting period. These requirements increased its liability for employee benefits with a corresponding reduction in retained earnings at the transition date.

c)	Embedded Derivatives:

For Mexican FRS purposes, the Company recorded embedded derivatives for agreements denominated in foreign currency. Pursuant to the principles set forth in IAS 39, there is an exception for embedded derivatives on those contracts that are denominated in certain foreign currencies, if for example the foreign currency is commonly used in the economic environment in which the transaction takes place. The Company concluded that all of its embedded derivatives fell within the scope of this exception.

Therefore, at the transition date, the Company derecognized all embedded derivatives recognized under Mexican FRS.

d)	Stock Bonus Program:

Under Mexican FRS NIF D-3, the Company recognizes its stock bonus program plan offered to certain key executives as a defined contribution plan. IFRS requires that such share-based payment plans be recorded under the principles set forth in IFRS 2, “Share-based Payments.” The most significant difference for changing the accounting treatment is related to the period during which compensation expense is recognized, which under NIF D-3 the total amount of the bonus is recorded in the period in which it was granted, while in IFRS 2 it shall be recognized over the vesting period of such awards.

Additionally, the trust that holds the equity shares allocated to executives, is considered to hold plan assets and is not consolidated under Mexican FRS. However, for IFRS SIC 12, “Consolidation - Special Purpose Entities,” the Company will consolidate the trust and reflect its own shares in treasury stock and reduce the non-controlling interest for the Coca-Cola FEMSA’s shares held by the trust.

e)	Deferred Income Taxes:

The IFRS adjustments recognized by the Company had an impact on the calculation of deferred income taxes according to the requirements established by IAS 12, “Income Taxes” (IAS 12).

Furthermore, the Company derecognized a deferred liability recorded in the exchange of shares of FEMSA Cerveza with the Heineken Group. IFRS has an exception for recognition of a deferred tax liability for an investment in a subsidiary if the parent is able to control the timing of the reversal and it is probable that it will not reverse in the foreseeable future.

f)	Retained Earnings:

All the adjustments arising from the Company’s conversion to IFRS as of the transition date were recorded against retained earnings.

g)	Other Differences in Presentation and Disclosures in the Financial Statements:

Generally, IFRS disclosure requirements are more extensive than those of NIF, which will result in increased disclosures about accounting policies, significant judgments and estimates, financial instruments and management risks, among others. The Company will restructure its Income Statement under IFRS to comply with IAS 1, “Presentation of Financial Statements” (IAS 1). In addition, there may be some other differences in presentation.

There are other differences between Mexican FRS and IFRS, however. The Company considers differences mentioned above describe the significant effects.

As a result of the transition to IFRS, the effects as of January 1, 2011 on the principal items of a condensed statement of financial position are described as follow:

	Mexican FRS		IFRS Transition Effects		Preliminary IFRS
Current assets	Ps.	51,460	Ps.	(47)	Ps.	51,413
Non-current assets		172,118		(10,078)		162,040

Total assets		223,578		(10,125)		213,453

Current liabilities		30,516		(254)		30,262
Non-current liabilities		40,049		(10,012)		30,037

Total liabilities		70,565		(10,266)		60,299

Total stockholders’ equity		153,013		141		153,154

The information presented above has been prepared in accordance with the standards and interpretations issued and in effect or issued and early adopted by the Company (as a discussed in Note 28 B) at the date of preparation of these consolidated financial statements. The standards and interpretations that are applicable at December 31, 2012, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing the Mexican FRS consolidated financial statements at December 31, 2011. Additionally, the IFRS accounting policies selected by the Company may change as a result of changes in the economic environment or industry trends that are observable after the issuance of this Mexican FRS consolidated financial statements. The information presented herein, does not intend to comply with IFRS, and it should be noted that under IFRS, only one set of financial statements comprising the statements of financial position, comprehensive income, changes in stockholders’ equity and cash flows, together with comparative information and explanatory notes can provide a fair presentation of the financial position of the Company, the results of its operations and cash flows.

Note 29. Subsequent Events

On February 27, 2012, the Company’s Board of Directors agreed to propose an ordinary dividend of Ps. 6,200 which represents an increase of 35% as compared to the dividend that was paid in 2011. This dividend was approved at the Annual Shareholders meeting on March 23, 2012.

On December 15, 2011, Coca-Cola FEMSA and Grupo Fomento Queretano agreed to merge their beverage divisions. Grupo Fomento Queretano’s beverage division operates mainly in the state of Queretaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. The merger agreement was approved by both Coca-Cola FEMSA’s and Grupo Fomento Queretano’s Boards of Directors and is subject to the approval of the Comisión Federal de Competencia, the Mexican antitrust authority. The transaction will involve the issuance of approximately 45.1 million of the Coca-Cola FEMSA’s newly issued series L shares, and in addition Coca-Cola FEMSA will assume Ps. 1,221 in net debt. This transaction is expected to be completed in second quarter of 2012.

On February 20, 2012, the Coca-Cola FEMSA entered into a 12-month exclusivity agreement with The Coca-Cola Company to evaluate the potential acquisition of a controlling ownership stake in the bottling operations owned by The Coca-Cola Company in the Philippines. This agreement does not require either party to enter into a transaction, and there can be no assurances that a definitive agreement will be executed.

On February 23, 2012, a wholly-owned subsidiary of Mitsubishi Corporation and Stichting Depositary PGGM Infrastructure Funds, a pension fund managed by PGGM, acquired the 45% interest held by FEMSA on the parent companies of Energía Alterna Istmeña, S. de R.L. de C.V., which we refer to as EAI, and Energía Eólica Mareña, S.A. de C.V., which we refer to as EEM. EAI and EEM are the owners of a 396 megawatt late-stage wind energy project in the south-eastern region of the State of Oaxaca. Certain subsidiaries of FEMSA, FEMSA Comercio and Coca-Cola FEMSA have entered into 20-years wind power supply agreements with ENAI and EEM to purchase energy output produced by such companies. The selling of FEMSA’s participation as and investor, will generated a gain on the disposal.

Report of Independent Registered Public Accounting Firm

To: The Executive and Supervisory Board of Heineken N.V.

We have audited the accompanying consolidated statements of financial position of Heineken N.V. and subsidiaries as of December 31, 2011 and 2010 and the related consolidated income statements, consolidated statements of comprehensive income, cash flows and changes in equity, for each of the years in the two-year period ended December 31, 2011. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heineken N.V. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in note 2e to the financial statements, the Company has elected to change its method of accounting for employee benefits in 2011 with respect to the recognition of actuarial gains and losses arising from defined benefit plans. After the policy change, the Company recognizes all actuarial gains and losses in the period in which they occur, in other comprehensive income. In prior years, the Company applied the corridor method. The change in accounting policy was recognized retrospectively in accordance with IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ and comparatives have been restated.

/s/ KPMG ACCOUNTANTS N.V.

Amsterdam, the Netherlands

February 14, 2012

Heineken N.V. financial statements	Consolidated Income Statement

	Note	2011	2010*
For the year ended 31 December
In millions of EUR
Revenue	5	17,123	16,133
Other income	8	64	239
Raw materials, consumables and services	9	(10,966)	(10,291)
Personnel expenses	10	(2,838)	(2,665)
Amortisation, depreciation and impairments	11	(1,168)	(1,118)
Total expenses		(14,972)	(14,074)
Results from operating activities		2,215	2,298
Interest income	12	70	100
Interest expenses	12	(494)	(590)
Other net finance income/(expenses)	12	(6)	(19)
Net finance expenses		(430)	(509)
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	16	240	193
Profit before income tax		2,025	1,982
Income tax expenses	13	(465)	(403)
Profit		1,560	1,579
Attributable to:
Equity holders of the Company (net profit)		1,430	1,447
Non-controlling interests		130	132
Profit		1,560	1,579

Weighted average number of shares – basic	23	585,100,381	562,234,726
Weighted average number of shares – diluted	23	586,277,702	563,387,135
Basic earnings per share (EUR)	23	2.44	2.57
Diluted earnings per share (EUR)	23	2.44	2.57

*	Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

Heineken N.V. financial statements	Consolidated Statement of Comprehensive Income

	Note	2011	2010*
For the year ended 31 December
In millions of EUR
Profit		1,560	1,579
Other comprehensive income:
Foreign currency translation differences for foreign operations	24	(493)	390
Effective portion of change in fair value of cash flow hedges	24	(21)	43
Effective portion of cash flow hedges transferred to profit or loss	24	(11)	45
Ineffective portion of cash flow hedges	24	—	9
Net change in fair value available-for-sale investments	24	71	11
Net change in fair value available-for-sale investments transferred to profit or loss	24	(1)	(17)
Actuarial gains and losses	24/28	(93)	99
Share of other comprehensive income of associates/joint ventures	24	(5)	(29)
Other comprehensive income, net of tax	24	(553)	551
Total comprehensive income		1,007	2,130

Attributable to:
Equity holders of the Company		884	1,983
Non-controlling interests		123	147
Total comprehensive income		1,007	2,130

*	Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

Heineken N.V. financial statements	Consolidated Statement of Financial Position

	Note	2011	2010*
As at 31 December
In millions of EUR
Assets
Property, plant & equipment	14	7,860	7,687
Intangible assets	15	10,835	10,890
Investments in associates and joint ventures	16	1,764	1,673
Other investments and receivables	17	1,129	1,103
Advances to customers	32	357	449
Deferred tax assets	18	474	542
Total non-current assets		22,419	22,344
Inventories	19	1,352	1,206
Other investments	17	14	17
Trade and other receivables	20	2,260	2,273
Prepayments and accrued income		170	206
Cash and cash equivalents	21	813	610
Assets classified as held for sale	7	99	6
Total current assets		4,708	4,318
Total assets		27,127	26,662

Equity
Share capital		922	922
Share premium		2,701	2,701
Reserves		498	814
Allotted Share Delivery Instrument		—	666
Retained earnings		5,653	4,829
Equity attributable to equity holders of the Company		9,774	9,932
Non-controlling interests		318	288
Total equity	22	10,092	10,220
Liabilities
Loans and borrowings	25	8,199	8,078
Tax liabilities		160	178
Employee benefits	28	1,174	1,097
Provisions	30	449	475
Deferred tax liabilities	18	894	991
Total non-current liabilities		10,876	10,819
Bank overdrafts	21	207	132
Loans and borrowings	25	981	862
Trade and other payables	31	4,624	4,265
Tax liabilities		207	241
Provisions	30	140	123
Liabilities classified as held for sale	7	—	—
Total current liabilities		6,159	5,623
Total liabilities		17,035	16,442
Total equity and liabilities		27,127	26,662

*	Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

Heineken N.V. financial statements	Consolidated Statement of Cash Flows

	Note	2011	2010*
For the year ended 31 December
In millions of EUR
Operating activities
Profit		1,560	1,579
Adjustments for:
Amortisation, depreciation and impairments	11	1,168	1,118
Net interest expenses	12	424	490
Gain on sale of property, plant & equipment, intangible assets and subsidiaries, joint ventures and associates	8	(64)	(239)
Investment income and share of profit and impairments of associates and joint ventures and dividend income on AFS and HFT investments		(252)	(200)
Income tax expenses	13	465	403
Other non-cash items		244	163
Cash flow from operations before changes in working capital and provisions		3,545	3,314
Change in inventories		(145)	95
Change in trade and other receivables		(21)	515
Change in trade and other payables		417	(156)
Total change in working capital		251	454
Change in provisions and employee benefits		(76)	(220)
Cash flow from operations		3,720	3,548
Interest paid		(485)	(554)
Interest received		65	15
Dividend received		137	91
Income taxes paid		(526)	(443)
Cash flow related to interest, dividend and income tax		(809)	(891)
Cash flow from operating activities		2,911	2,657

Investing activities
Proceeds from sale of property, plant & equipment and intangible assets		101	113
Purchase of property, plant & equipment	14	(800)	(648)
Purchase of intangible assets	15	(56)	(56)
Loans issued to customers and other investments		(127)	(145)
Repayment on loans to customers		64	72
Cash flow (used in)/from operational investing activities		(818)	(664)
Free operating cash flow		2,093	1,993
Acquisition of subsidiaries, net of cash acquired	6	(806)	17
Acquisition/Additions of associates, joint ventures and other investments		(166)	(77)
Disposal of subsidiaries, net of cash disposed of		(9)	270
Disposal of associates, joint ventures and other investments		44	47
Cash flow (used in)/from acquisitions and disposals		(937)	257
Cash flow (used in)/from investing activities		(1,755)	(407)

*	Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

Heineken N.V. financial statements	Consolidated Statement of Cash Flows continued

	Note	2011	2010*
For the year ended 31 December 2011
In millions of EUR
Financing activities
Proceeds from loans and borrowings		1,782	1,920
Repayment of loans and borrowings		(1,587)	(3,127)
Dividends paid		(580)	(483)
Purchase own shares		(687)	(381)
Acquisition of non-controlling interests		(11)	(92)
Disposal of interests without a change in control		43	—
Other		6	(9)
Cash flow (used in)/from financing activities		(1,034)	(2,172)

Net Cash Flow		122	78
Cash and cash equivalents as at 1 January		478	364
Effect of movements in exchange rates		6	36
Cash and cash equivalents as at 31 December	21	606	478

*	Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

Heineken N.V. financial statements	Consolidated Statement of Changes in Equity

In millions of EUR	Note	Share capital	Share Premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	ASDI	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity*
Balance as at 1 January 2010		784	—	(451)	(124)	100	676	(42)	—	4,408	5,351	296	5,647
Policy changes (note 2e)		—	—	—	—	—	—	—	—	(397)	(397)	—	(397)
Restated balance as at 1 January 2010		784	—	(451)	(124)	100	676	(42)	—	4,011	4,954	296	5,250
Other comprehensive income	24	—	—	358	97	(10)	75	—	—	16	536	15	551
Profit		—	—	—	—	—	241	—	—	1,206	1,447	132	1,579
Total comprehensive income		—	—	358	97	(10)	316	—	—	1,222	1,983	147	2,130
Transfer to retained earnings		—	—	—	—	—	(93)	—	—	93	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	—	(351)	(351)	(138)	(489)
Share issued		138	2,701	—	—	—	—	—	1,026	—	3,865	—	3,865
Purchase/re issuance own/non-controlling shares		—	—	—	—	—	—	(381)	—	—	(381)	—	(381)
Allotted Share Delivery Instrument		—	—	—	—	—	—	362	(360)	(2)	—	—	—
Own shares delivered		—	—	—	—	—	—	6	—	(6)	—	—	—
Share-based payments		—	—	—	—	—	—	—	—	15	15	—	15
Share purchase mandate		—	—	—	—	—	—	—	—	(96)	(96)	—	(96)
Acquisition of non-controlling interests without a change in control		—	—	—	—	—	—	—	—	(57)	(57)	(35)	(92)
Acquisition of non-controlling interests with a change in control		—	—	—	—	—	—	—	—	—	—	20	20
Changes in consolidation		—	—	—	—	—	—	—	—	—	—	(2)	(2)
Balance as at 31 December 2010		922	2,701	(93)	(27)	90	899	(55)	666	4,829	9,932	288	10,220

*	Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)
**	See note 22 for Hyperinflation impact

Heineken N.V. financial statements	Consolidated Statement of Changes in Equity continued

In millions of EUR	Note	Share capital	Share Premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	ASDI	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2011		922	2,701	(93)	(27)	90	899	(55)	666	4,829	9,932	288	10,220
Other comprehensive income **	24	—	—	(482)	(42)	69	—	—	—	(91)	(546)	(7)	(553)
Profit		—	—	—	—	—	253	—	—	1,177	1,430	130	1,560
Total comprehensive income		—	—	(482)	(42)	69	253	—	—	1,086	884	123	1,007
Transfer to retained earnings		—	—	—	—	—	(126)	—	—	126	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	—	(474)	(474)	(97)	(571)
Purchase/reissuance own/non-controlling shares		—	—	—	—	—	—	(687)	—	—	(687)	(1)	(688)
Allotted Share Delivery Instrument		—	—	—	—	—	—	694	(666)	(28)	—	—	—
Own shares delivered		—	—	—	—	—	—	5	—	(5)	—	—	—
Share-based payments		—	—	—	—	—	—	—	—	11	11	—	11
Share purchase mandate		—	—	—	—	—	—	—	—	96	96	—	96
Acquisition of non-controlling interests without a change in control		—	—	—	—	—	—	—	—	(21)	(21)	(1)	(22)
Disposal of interests without a change in control		—	—	—	—	—	—	—	—	33	33	6	39
Balance as at 31 December 2011		922	2,701	(575)	(69)	159	1,026	(43)	—	5,653	9,774	318	10,092

**	See note 22 for Hyperinflation impact

Heineken N.V. financial statements	Notes to the consolidated financial statements

1. Reporting entity

HEINEKEN N.V. (the ‘Company’) is a company domiciled in the Netherlands. The address of the Company’s registered office is Tweede Weteringplantsoen 21, Amsterdam. The consolidated financial statements of the Company as at and for the year ended 31 December 2011 comprise the Company, its subsidiaries (together referred to as ‘HEINEKEN’ or the ‘Group’ and individually as ‘HEINEKEN’ entities) and HEINEKEN’s interest in jointly controlled entities and associates.

A summary of the main subsidiaries, jointly controlled entities and associates is included in note 36 and 16 respectively.

HEINEKEN is primarily involved in the brewing and selling of beer.

2. Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) effective year-end 2011 have been adopted by the EU, except that the EU carved out certain hedge accounting provisions of IAS 39. The Company does not utilise this carve-out permitted by the EU, as it is not applicable. Consequently, the accounting policies applied by the Company also comply fully with IFRS as issued by the IASB. The Company presents a condensed income statement, using the facility of Article 402 of Part 9, Book 2, of the Dutch Civil Code.

The consolidated financial statements have been prepared by the Executive Board of the Company and authorised for issue on 14 February 2012 and will be submitted for adoption to the Annual General Meeting of Shareholders on 19 April 2012.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Available-for-sale investments

•	Derivative financial instruments

•	Liabilities for equity-settled share-based payment arrangements

•	Long-term interest-bearing liabilities on which fair value hedge accounting is applied

•	The defined benefit assets

•	The financial statements of subsidiaries whose functional currency is the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the end of the reporting period.

The methods used to measure fair values are discussed further in note 4.

(c)	Functional and presentation currency

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

Note 17 Other investments and receivables

Note 18 Deferred tax assets and liabilities

Note 28 Employee benefits

Note 29 Share-based payments – Long-Term Variable award (LTV)

Note 30 Provisions

Note 32 Financial risk management and financial instruments

Note 34 Contingencies.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

(e)	Changes in accounting policies

Accounting for employee benefits

On 1 January 2011 HEINEKEN changed its accounting policy with respect to the recognition of actuarial gains and losses arising from defined benefit plans. After the policy change, HEINEKEN recognises all actuarial gains and losses arising immediately in other comprehensive income (OCI). In prior years, HEINEKEN applied the corridor method. To the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion was recognised in profit or loss over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss was not recognised. As such, this change means that deferral of actuarial gains and losses within the corridor are no longer applied.

HEINEKEN believes this accounting policy change provides more relevant information as all amounts will be recognised on balance, which is consistent with industry practice and in accordance with the amended reporting standard of Employee Benefits as issued by the International Accounting Standards Board on 16 June 2011.

The change in accounting policy was recognised retrospectively in accordance with IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, and comparatives have been restated. This results in a EUR15 million and EUR11 million positive impact on ‘Results from operating activities’ and ‘Net profit’ for the year ended 31 December 2010, respectively. The adjustment results in a EUR296 million decline in ‘Total Equity’ for the full year 2010 on Group level. No statement of financial position as at 1 January 2010 has been included. The information included below provides insight in all balance sheet items affected by this change in policy.

The following table summarises the transitional adjustments on implementation of the new accounting policy for the full year 2010:

In millions of EUR	Employee Benefit obligation	Deferred Tax Assets	Retained earnings/profit or loss
Balance as reported at 1 January 2010	634	561	4,408
Effect of policy change on 1 January 2010 retained earnings	548	151	(397)
Restated balance at 1 January 2010	1,182	712	4,011
Balance as reported at 31 December 2010	687	429	5,125
Effect of policy change during 2010 on retained earnings	410	113	(307)
P&L impact for the period 2010	—	—	11
Restated balance at 31 December 2010	1,097	542	4,829

The 2010 amounts as included in the notes to these consolidated financial statements as at and for the year ended 31 December 2010 have been restated as a result of this policy change.

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

The consideration transferred does not includes amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is recognised at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent considerations are recognised in profit or loss.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

(ii)	Acquisitions of non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognised as a result. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

(iii)	Subsidiaries

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

(iv)	Special Purpose Entities (SPEs)

An SPE is consolidated if, based on an evaluation of the substance of its relationship with HEINEKEN and the SPE’s risks and rewards, HEINEKEN concludes that it controls the SPE. SPEs controlled by HEINEKEN were established under terms that impose strict limitations on the decision-making powers of the SPE’s management and that result in HEINEKEN receiving the majority of the benefits related to the SPE’s operations and net assets, being exposed to the majority of risks incident to the SPE’s activities, and retaining the majority of the residual or ownership risks related to the SPEs or their assets.

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

Intra-HEINEKEN balances and transactions, and any unrealised gains and losses or income and expenses arising from intra-HEINEKEN transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity-accounted associates and JVs are eliminated against the investment to the extent of HEINEKEN’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

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

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to euro at exchange rates at the reporting date. The income and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to euro at exchange rates approximating the exchange rates ruling at the dates of the transactions. Group entities, with a functional currency being the currency of a hyperinflationary economy, first restate their financial statements in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies (see ‘Reporting in hyperinflationary economies’ below). The related income, costs and balance sheet amounts are translated at the foreign exchange rate ruling at the balance sheet date.

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

The following exchange rates, for the most important countries in which HEINEKEN has operations, were used while preparing these consolidated financial statements:

	Year-end	Year-end	Average	Average
In EUR	2011	2010	2011	2010
BRL	0.4139	0.4509	0.4298	0.4289
GBP	1.1972	1.1618	1.1522	1.1657
MXN	0.0554	0.0604	0.0578	0.0598
NGN	0.0049	0.0050	0.0047	0.0051
PLN	0.2243	0.2516	0.2427	0.2503
RUB	0.0239	0.0245	0.0245	0.0248
USD	0.7729	0.7484	0.7184	0.7543

(iii)	Reporting in hyperinflationary economies

When the economy of a country in which we operate is deemed hyperinflationary and the functional currency of a Group entity is the currency of that hyperinflationary economy, the financial statements of such Group entities are adjusted so that they are stated in terms of the measuring unit current at the end of the reporting period. This involves restatement of income and expenses to reflect changes in the general price index from the start of the reporting period and, restatement of non-monetary items in the balance sheet, such as P, P & E to reflect current purchasing power as at the period end using a general price index from the date when they were first recognised. Comparative amounts are not adjusted. Any differences arising were recorded in equity on adoption.

(iv)	Hedge of net investments in foreign operations

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

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts form an integral part of HEINEKEN’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting policies for interest income, interest expenses and other net finance income and expenses are discussed in note 3r.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

(ii)	Held-to-maturity investments

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

Derivative financial instruments are recognised initially at fair value, with attributable transaction costs recognised in profit or loss as incurred. Derivatives for which hedge accounting is not applied are accounted for as instruments at fair value through profit or loss. When derivatives qualify for hedge accounting, subsequent measurement is at fair value, and changes therein accounted for as described in 3b(iv), 3d(ii) and 3d(iii).

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

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

(e)	Share capital

(i)	Ordinary shares

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

Items of P, P & E are measured at cost less government grants received (refer (q)), accumulated depreciation (refer (iv)) and accumulated impairment losses (3i(ii)).

Cost comprises the initial purchase price increased with expenditures that are directly attributable to the acquisition of the asset (like transports and non-recoverable taxes). The cost of self-constructed assets includes the cost of materials and direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use (like an appropriate proportion of production overheads), and the costs of dismantling and removing the items and restoring the site on which they are located. Borrowing costs related to the acquisition or construction of qualifying assets are capitalised as part of the cost of that asset. Cost also may include transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of P, P & E.

Spare parts that are acquired as part of an equipment purchase and only to be used in connection with this specific equipment are capitalised and amortised as part of the equipment. For example, purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment. In all other cases spare parts are carried as inventory and recognised in profit and loss as consumed. Where an item of P, P & E comprises major components having different useful lives, they are accounted for as separate items (major components) of P, P & E.

Returnable bottles and kegs in circulation are recorded within P, P & E and a corresponding liability is recorded in respect of the obligation to repay the customers’ deposits. Deposits paid by customers for returnable items are reflected in the consolidated statement of financial position within current liabilities.

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

The cost of replacing a part of an item of P, P & E is recognised in the carrying amount of the item or recognised as a separate asset, as appropriate, if it is probable that the future economic benefits embodied within the part will flow to HEINEKEN and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of P, P & E are recognised in profit or loss when incurred.

(iv)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Land is not depreciated as it is deemed to have an infinite life. Depreciation on other P, P & E is charged to profit or loss on a straight-line basis over the estimated useful lives of items of P, P & E, and major components that are accounted for separately, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Assets under construction are not depreciated. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonable certain that HEINEKEN will obtain ownership by the end of the lease term. The estimated useful lives for the current and comparative years are as follows:

• Buildings	30 – 40 years
• Plant and equipment	10 – 30 years
• Other fixed assets	3 – 10 years

Where parts of an item of P, P & E have different useful lives, they are accounted for as separate items of P, P & E.

The depreciation methods, residual value as well as the useful lives are reassessed, and adjusted if appropriate, at each financial year-end.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

(v)	Gains and losses on sale

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

Goodwill is measured at cost less accumulated impairment losses (refer accounting policy 3i(ii)). Goodwill is allocated to individual or groups of cash-generating units (CGUs) for the purpose of impairment testing and is tested annually for impairment. Negative goodwill is recognised directly in profit or loss as other income.

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

Customer-related and contract-based intangibles are amortised over the remaining useful life of the customer relationships or the period of the contractual arrangements.

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

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

(v)	Subsequent expenditure

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

The cost of other inventories is based on weighted averages. Spare parts are valued at the lower of cost and net realisable value. Value reductions and usage of parts are charged to profit or loss. Spare parts that are acquired as part of an equipment purchase and only to be used in connection with this specific equipment are initially capitalised and depreciated as part of the equipment.

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

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

(ii)	Non-financial assets

The carrying amounts of HEINEKEN’s non-financial assets, other than inventories (refer accounting policy (h) and deferred tax assets (refer accounting policy (s)), are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated. For goodwill and intangible assets that are not yet available for use, the recoverable amount is estimated each year at the same time.

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

Intangible assets and P, P & E once classified as held for sale are not amortised or depreciated. In addition, equity accounting of equity-accounted investees ceases once classified as held for sale or distribution.

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

The calculations are performed annually by qualified actuaries using the projected unit credit method. When the calculation results in a benefit to HEINEKEN, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group. An economic benefit is available to the Group if it is realisable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in profit or loss.

HEINEKEN recognises all actuarial gains and losses arising from defined benefit plans immediately in other comprehensive income and all expenses related to defined benefit plans in personnel expenses in profit or loss.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

(iii)	Other long-term employee benefits

HEINEKEN’s net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at balance sheet date on high-quality credit-rated bonds that have maturity dates approximating the terms of HEINEKEN’s obligations. The obligation is calculated using the projected unit credit method. Any actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

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

Benefits falling due more than 12 months after the balance sheet date are discounted to their present value.

(v)	Share-based payment plan (LTV)

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

At each balance sheet date, HEINEKEN revises its estimates of the number of share rights that are expected to vest, for the 100 per cent internal performance conditions of the share plan 2010 – 2012 and the share plan 2011– 2013 of the senior management members and the Executive Board and for the 75 per cent internal performance conditions of the share plan 2008– 2010 and 2009 – 2011 of the senior management members. It recognises the impact of the revision of original estimates – only applicable for internal performance conditions, if any, in profit or loss, with a corresponding adjustment to equity. The fair value for the share plan 2009 – 2011 is measured at grant date using the Monte Carlo model taking into account the terms and conditions of the plan.

(vi)	Matching share entitlement

As from 21 April 2011 HEINEKEN established a matching share entitlement for the Executive Board. The grant date fair value of the matching shares is recognised as personnel expenses in the income statement as it is deemed an equity settled incentive.

(vii)	Short-term employee benefits

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

(iv)	Other

The other provisions, not being provisions for restructuring or onerous contracts, consist mainly of surety and guarantees, litigation and claims and environmental provisions.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

(m)	Loans and borrowings

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

Other revenues are proceeds from royalties, rental income, pub management services and technical services to third parties, net of sales tax. Royalties are recognised in profit or loss on an accrual basis in accordance with the substance of the relevant agreement. Rental income, pub management services and technical services are recognised in profit or loss when the services have been delivered.

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

Other net finance income and expenses comprises dividend income, gains and losses on the disposal of available-for-sale investments, changes in the fair value of investments designated at fair value through profit or loss and held for trading investments, changes in fair value of hedging instruments that are recognised in profit or loss, unwinding of the discount on provisions and impairment losses recognised on investments. Dividend income is recognised in profit or loss on the date that HEINEKEN’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Foreign currency gains and losses are reported on a net basis in the other net finance income and expenses.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

(s)	Income tax

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

In determining the amount of current and deferred tax the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

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

Segment capital expenditure is the total cost incurred during the period to acquire P, P & E, and intangible assets other than goodwill.

(x)	Emission rights

Emission rights are related to the emission of CO2, which relates to the production of energy. These rights are freely tradable. Bought emission rights and liabilities due to production of CO2 are measured at cost, including any directly attributable expenditure. Emission rights received for free are also recorded at cost, i.e. with a zero value.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

(y)	Recently issued IFRS

(i)	Standards effective in 2011 and reflected in these consolidated financial statements

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

•

IFRS 7 Financial Instruments: Disclosure (amendments effective 1 January 2011). The amendments add an explicit statement that qualitative disclosure should be made to better enable users to evaluate an entity’s exposure to risk arising from financial instruments. These amendments are reflected in disclosure note 32 Financial Instruments.

Other standards and interpretations effective from 1 January 2011 did not have a significant impact on the Company.

(ii)	New relevant standards and interpretations not yet adopted

The following new standards and interpretations to existing standards relevant to HEINEKEN are not yet effective for the year ended 31 December 2011, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of HEINEKEN, except for IAS 19 Employee benefits and IFRS 9 Financial Instruments, which becomes mandatory for the Group’s 2013 consolidated financial statements. HEINEKEN is in the process of evaluating the impact of the applicability of the new standards. HEINEKEN does not plan to early adopt these standards and the extent of the impact has not been determined:

•	IAS 1 Presentation of Financial Statements was amended in June 2011 for Presentation of Items of Other Comprehensive Income with an effective date of 1 July 2012.

•

IAS 12 Deferred Tax: Recovery of Underlying Assets. The amendments introduce an exception to the general measurement requirements of IAS 12 Income Taxes in respect of investment properties measured at fair value. The measurement of deferred tax assets and liabilities, in this limited circumstance, is based on a rebuttable presumption that the carrying amount of the investment property will be recovered entirely through sale. The presumption can be rebutted only if the investment property is depreciable and held within a business model whose objective is to consume substantially all of the asset’s economic benefits over the life of the asset.

•

IAS 19 Employee Benefits was amended. The standard is effective for annual periods beginning on or after 1 January 2013, but has not yet been endorsed by the EU. HEINEKEN is in the process of evaluating the impact of the applicability of the new standard.

•

IAS 27 Separate financial statements contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The standard requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The standard is effective for annual periods beginning on or after 1 January 2013.

•

IAS 28 Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The standard is effective for annual periods beginning on or after 1 January 2013. This amendment is in line with the new IFRS 11, which no longer gives entities the choice in accounting treatment for joint ventures, only the equity method is allowed. HEINEKEN already applied the equity method since 2008.

•	IFRS 7 Disclosures – Transfers of Financial Assets. The amendments introduce new disclosure requirements about transfers of financial assets, including disclosures for:

•	financial assets that are not derecognised in their entirety; and

•	financial assets that are derecognised in their entirety but for which the entity retains continuing involvement.

•

IFRS 9 Financial Instruments is part of the IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortised cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after 1 January 2015, but has not yet been endorsed by the EU. HEINEKEN is in the process of evaluating the impact of the applicability of the new standard.

•

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS supersedes IAS 27 Consolidated and separate financial statements and SIC-12 Consolidation – Special purpose entities and is effective for annual periods beginning on or after 1 January 2013.

•

IFRS 11 Joint arrangements establish principles for financial reporting by parties to a joint arrangement. This IFRS supersedes IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary contributions by ventures and is effective for annual periods beginning on or after 1 January 2013. Under IFRS 11 the structure of the arrangement is no longer the only determinant for the accounting treatment and entities do no longer have a choice in accounting treatment. HEINEKEN is in the process of evaluating the impact of the applicability of the new standard.

•

IFRS 12 Disclosure of interests in other entities applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The IFRS is effective for annual periods beginning on or after 1 January 2013. This IFRS integrates and make consistent the disclosure requirements for all entities mentioned above.

•

IFRS 13 Fair value measurement defines fair value; sets out in a single IFRS a framework for measuring fair value; and requires disclosures about fair value measurements. The IFRS is to be applied for annual periods beginning on or after 1 January 2013. The IFRS explains how to measure fair value for financial reporting. It does not require fair value measurements in addition to those already required or permitted by other IFRSs and is not intended to establish valuation standards or affect valuation practices outside financial reporting.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

4.	Determination of fair values

(i)	General

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

The fair value of P, P & E recognised as a result of a business combination is based on the quoted market prices for similar items when available and replacement cost when appropriate.

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

(vii) Derivative financial instruments

The fair value of derivative financial instruments is based on their listed market price, if available. If a listed market price is not available, then fair value is in general estimated by discounting the difference between the cash flows based on contractual price and the cash flows based on current price for the residual maturity of the contract using a risk-free interest rate (based on inter-bank interest rates).

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

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

5.	Operating segments

HEINEKEN distinguishes the following six reportable segments:

•	Western Europe

•	Central and Eastern Europe

•	The Americas

•	Africa and the Middle East

•	Asia Pacific

•	Head Office and Other/eliminations.

The first five reportable segments as stated above are the Group’s business regions. These business regions are each managed separately by a Regional President. The Regional President is directly accountable for the functioning of the segment’s assets, liabilities and results of the region and reports regularly to the Executive Board (the chief operating decision maker) to discuss operating activities, regional forecasts and regional results. The Head Office operating segment falls directly under the responsibility of the Executive Board. For each of the six reportable segments, the Executive Board reviews internal management reports on a monthly basis.

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

Starting 1st of January 2011 Empaque (our Mexican packaging business) was transferred from the America’s region to Head Office as this managerial resides under Global Supply Chain situated in Head Office. Also, in 2011 HEINEKEN reallocated certain management costs from regions to Head Office reflecting a change in the Company’s operating framework from regional to global reporting lines for certain roles within global functions. As a consequence the comparative figures have been restated.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Information about reportable segments

	Note	Western Europe		Central and Eastern Europe		The Americas
In millions of EUR		2011	2010*	2011	2010*	2011	2010*
Revenue
Third party revenue[1]		7,158	7,284	3,209	3,130	4,002	3,284
Interregional revenue		594	610	20	13	27	12
Total revenue		7,752	7,894	3,229	3,143	4,029	3,296

Other income		48	71	7	8	1	—
Results from operating activities		820	786	318	345	493	429
Net finance expenses
Share of profit of associates and joint ventures and impairments thereof		3	3	17	21	77	75
Income tax expenses
Profit
Attributable to:
Equity holders of the Company (net profit)
Non-controlling interest

EBIT reconciliation
EBIT		823	789	335	366	570	504
eia[2]		139	136	11	12	85	96
EBIT (beia)	27	962	925	346	378	655	600

Beer volumes[2]
Consolidated beer volume		45,380	45,394	45,377	42,237	50,497	37,843
Joint Ventures’ volume		—	—	7,303	7,229	9,663	9,195
Licences		300	284	—	—	65	173
Group volume		45,680	45,678	52,680	49,466	60,225	47,211

Current segment assets		1,843	2,104	985	961	1,045	1,011
Other Non-current segment assets		8,186	8,019	3,365	3,622	5,619	5,965
Investment in associates and joint ventures		23	28	165	134	711	758
Total segment assets		10,052	10,151	4,515	4,717	7,375	7,734
Unallocated assets
Total assets

Segment liabilities		3,723	3,444	1,160	1,145	1,068	987
Unallocated liabilities
Total equity
Total equity and liabilities

Purchase of P, P & E		215	205	170	158	199	117
Acquisition of goodwill		—	4	1	—	4	1,495
Purchases of intangible assets		11	5	9	4	20	24
Depreciation of P, P & E		343	381	234	253	183	131
Impairment and reversal of impairment of P, P & E		—	1	2	9	(5)	—
Amortisation intangible assets		100	90	18	22	93	69
Impairment intangible assets		—	15	3	1	—	—

[1]	Includes other revenue of EUR463 million in 2011 and EUR439 million in 2010.
[2]	For definition see ‘Glossary’ Note that these are both non GAAP measures and therefore un-audited.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Information about reportable segments continued

	Africa and the Middle East		Asia Pacific		Head Office & Other/ Eliminations		Consolidated
	2011	2010*	2011	2010*	2011	2010*	2011	2010*
Revenue
Third party revenue	2,223	1,982	216	206	315	247	17,123	16,133
Interregional revenue	—	6	—	—	(641)	(641)	—	—
Total revenue	2,223	1,988	216	206	(326)	(394)	17,123	16,133

Other income	3	—	5	158	—	2	64	239
Results from operating activities	533	531	64	203	(13)	4	2,215	2,298
Net finance expenses							(430)	(509)
Share of profit of associates and joint ventures and impairments thereof	35	28	112	79	(4)	(13)	240	193
Income tax expenses							(465)	(403)
Profit							1,560	1,579
Attributable to:
Equity holders of the Company (net profit)							1,430	1,447
Non-controlling interest							130	132
Non-controlling interest							1,560	1,579

EBIT reconciliation
EBIT	568	559	176	282	(17)	(9)	2,455	2,491
eia	2	1	—	(158)	5	45	242	132
EBIT (beia)	570	560	176	124	(12)	36	2,697	2,623

Beer volumes
Consolidated beer volume	22,029	19,070	1,309	1,328	—	—	164,592	145,872
Joint Ventures’ volume	5,706	5,399	24,410	22,181	—	—	47,082	44,004
Licences	1,093	1,204	769	806	—	—	2,227	2,467
Group volume	28,828	25,673	26,488	24,315	—	—	213,901	192,343

Current segment assets	854	639	91	74	(124)	(536)	4,694	4,253
Other Non-current segment assets	1,867	1,272	2	12	1,143	1,242	20,182	20,132
Investment in associates and joint ventures	272	262	536	507	57	(16)	1,764	1,673
Total segment assets	2,993	2,173	629	593	1,076	690	26,640	26,058
Unallocated assets							487	604
Total assets							27,127	26,662

Segment liabilities	653	532	36	33	508	625	7,148	6,766
Unallocated liabilities							9,887	9,676
Total equity							10,092	10,220
Total equity and liabilities							27,127	26,662

Purchase of P, P & E	202	163	—	1	14	4	800	648
Acquisition of goodwill	282	1	—	—	—	248	287	1,748
Purchases of intangible assets	—	9	—	—	16	14	56	56
Depreciation of P, P & E	140	100	—	1	36	27	936	893
Impairment and reversal of impairment of P, P & E	3	2	—	—	—	2	—	14
Amortisation intangible assets	6	4	—	—	12	7	229	192
Impairment intangible assets	—	—	—	—	—	—	3	16

*	Comparatives have been adjusted due to the transfer of Empaque causing the move of an amount of EUR54 million of EBIT from the Americas region to Head Office; the centralisation of the Regional Head Offices resulting in a shift of EUR43 million EBIT from regions to Head Office; the policy change in Employee Benefits, causing an increase of EUR15 million in EBIT (EUR11 million in region Western Europe and EUR4 million in the Americas region)

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

6. Acquisitions and disposals of subsidiaries and non-controlling interests

Acquisition of the beer operations of Sona Group

On 12 January 2011, HEINEKEN announced that it had acquired from Lewiston Investments SA (‘Seller’) two holding companies which together own the Sona brewery group. The two holding companies had controlling interests in Sona Systems Associates Business Management Limited (‘Sona Systems’), which held certain assets of Sona Breweries Plc (‘Sona’) and International Beer and Beverages (Nigeria) Limited (‘IBBI’), Champion Breweries Plc (‘Champion’), Benue Brewery Limited (‘Benue’) and Life Brewery Company Limited (‘Life’) (together referred to as the ‘acquired businesses’).

Due to the integration of the newly acquired businesses with our existing activities separate financial information on Sona activities is not available anymore.

The following summarises the major classes of consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date.

In millions of EUR*
Property, plant & equipment	162
Intangible assets	56
Other investments	1
Inventories	19
Trade and other receivables	2
Cash and cash equivalents	2
Assets acquired	242

In millions of EUR*
Employee benefits	6
Provisions	2
Deferred tax liabilities	44
Bank overdraft	—
Loans and borrowings (current)	76
Tax liabilities (current)	12
Trade and other current liabilities	21
Liabilities assumed	161

Total net identifiable assets	81

Consideration transferred	289
Recognition indemnification receivable	(12)
Non-controlling interests	(1)
Net identifiable assets acquired	(81)
Goodwill on acquisition	195

*	Amounts were converted into euros at the rate of EUR/NGN192.6782. Additionally, certain amounts provided in US dollar were converted into euros based on the following exchange rate EUR/USD 1.2903.

The purchase price accounting for the acquired businesses is prepared on a final basis. The outcome indicates goodwill of EUR195 million. The derived goodwill includes synergies mainly related to the available production capacity.

Goodwill has been allocated to Nigeria in the Africa and Middle East region and is held in NGN. The rationale for the allocation is that the acquisition provides access to the Nigerian market: access to additional capacity, consolidate market share within a fast-growing market and improved profitability through synergy. The entire amount of goodwill is not expected to be tax deductible.

Between HEINEKEN and the Seller certain indemnifications were agreed on, that primarily relate to tax and legal matters existing at the date of acquisition. Our assessment of these contingencies indicates an indemnification receivable of EUR12 million that is considered an included element of the business combination. The purchase price for the acquired businesses was based on an estimate of the net debt and working capital position of the acquired businesses as at 11 January 2011 (the date of the completion of the acquisition). HEINEKEN and the Seller have determined the exact net debt and working capital position of the acquired businesses as at 11 January 2011 by reference to agreed accounting principles and there will be no adjustment to the final purchase price. Non-controlling interests are recognised based on their proportional interest in the net identifiable assets acquired of Champion, Benue and Life for a total of EUR1 million.

In this year acquisition-related costs of EUR1 million have been recognised in the income statement.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Acquisition of two breweries in Ethiopia

On 11 August 2011, HEINEKEN announced that it had acquired from the government of the Federal Democratic Republic of Ethiopia (‘Seller’) two breweries named Bedele and Harar (together referred to as the ‘acquired business’).

The acquired businesses contributed revenue of EUR13 million and results from operating activities of EUR1.5 million (EBIT) for the five-month period from 4 August 2011 to 31 December 2011. For the financial statements of HEINEKEN the additional 8 months would not have been material.

The following summarises the major classes of consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date.

In millions of EUR*
Property, plant & equipment	27
Intangible assets	8
Inventories	8
Trade and other receivables	3
Cash and cash equivalents	1
Assets acquired	47

In millions of EUR*
Deferred tax liabilities	8
Trade and other current liabilities	12
Liabilities assumed	20

Total net identifiable assets	27

Consideration transferred	115
Net identifiable assets acquired	(27)
Goodwill on acquisition	88

*	Amounts were converted into euros at the rate of EUR/ETB 24,492 and EUR/USD 1.426 for the statement of financial position.

The purchase price accounting for the acquired business is prepared on a provisional basis. The outcome indicates goodwill of EUR88 million. The derived goodwill includes synergies mainly related to market access and the available production capacity.

Goodwill has been allocated to Ethiopia in the Africa and Middle East region and is held in ETB. The rationale for the allocation is that the acquisition provides access to the Ethiopian market: access to additional capacity, consolidate market share within a fast-growing market and improved profitability through synergy. The entire amount of goodwill is not expected to be tax deductible.

Acquisition-related costs of EUR2.5 million have been recognised in the income statement for the period ended 31 December 2011.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Acquisition of pubs in the UK

On 2 December 2011, HEINEKEN announced that it had acquired from The Royal Bank of Scotland (‘RBS’) (‘Seller’) the Galaxy Pub Estate (‘Galaxy’) in the UK (referred to as the ‘acquired business’). The following summarises the major classes of consideration transferred, and the recognised amounts of assets and assumed liabilities at the acquisition date. Management agreements that were in place were settled upon acquisition.

In millions of EUR*
Property, plant & equipment	441
Cash and cash equivalents	—
Assets acquired	441

In millions of EUR*
Liabilities assumed	—
Total net identifiable assets	441

Consideration transferred	480
Settlement of pre-existing relationship	(39)
Net identifiable assets acquired	(441)
Goodwill on acquisition	—

*	Amounts were converted into euros at the rate of EUR/GBP 0.859 for the statement of financial position.

The purchase price accounting for the acquired business is prepared on a provisional basis. The outcome indicates no goodwill as the fair value of the assets acquired approximates the consideration transferred. The rationale for the acquisition is to further drive volume growth and to strengthen the leading position in the UK beer and cider market. The acquisition creates a strong platform from which HEINEKEN is building leadership in the high value UK on-trade channel and will mainly impacts net result. The early amortisation and termination of associated contracts under the acquisition gave rise to a one-off, pre-tax expense of EUR36 million.

Acquisition related cost of EUR3 million have been recognised in the income statement for the period ended 31 December 2011.

Provisional accounting FEMSA acquisition in 2010

The FEMSA acquisition accounting has been concluded during the first half year of 2011. A final adjustment was made to provisional accounting for the FEMSA acquisition. Total impact resulted in an increase of goodwill of EUR4 million, the comparatives have not been restated. The adjustment resulted from the filing of a tax return in March 2011, which was EUR6 million lower, a negative impact of EUR12 million due to a legal provision and recognition of certain employee benefits for EUR10 million. In 2010 FEMSA results were included from 1 May 2010 onwards (8 months) and have been fully consolidated in 2011 (12 months).

Disposals

Disposal of interest without losing control

On 12 May 2010 HEINEKEN acquired an additional interest in Commonwealth Brewery Limited (CBL) and Burns House Limited (BHL) situated in the Bahamas, increasing its ownership to 100 per cent in both entities. This acquisition was subject to government approval that 25 per cent of the combined entities would be disposed of. During the period which ended 31 December 2011, HEINEKEN disposed of 25 per cent of its 100 per cent interest in CBL (which had acquired 100 per cent of BHL prior to this), for an amount of EUR43 million through an initial public offering (IPO) in the Bahamas. As a result, its ownership decreased to 75 per cent. After the disposal of this non-controlling interest, HEINEKEN maintains a controlling interest in CBL. There is no impact on net result, the impact is recognised in equity.

7. Assets (or disposal groups) classified as held for sale

Other assets classified as held for sale represent land and buildings following the commitment of HEINEKEN to a plan to sell certain land and buildings in the UK and our associate in Kazakhstan. Efforts to sell these assets have commenced and are expected to be completed during 2012.

Assets classified as held for sale

In millions of EUR	2011	2010
Current assets	—	—
Non-current assets	99	6
	99	6

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

8. Other income

In millions of EUR	2011	2010
Net gain on sale of property, plant & equipment	35	37
Net gain on sale of intangible assets	24	13
Net gain on sale of subsidiaries, joint ventures and associates	5	189
	64	239

In 2010 HEINEKEN transferred in total a 78.3 per cent stake in PT Multi Bintang Indonesia (MBI) and HEINEKEN’s 87 per cent stake in Grande Brasserie de Nouvelle-Caledonie S.A. (GBNC) to its JV Asia Pacific Breweries (APB). As a result of the transaction a gain of EUR157 million before tax was recognised in net gain on sale of subsidiaries, joint ventures and associates.

9. Raw materials, consumables and services

In millions of EUR	2011	2010
Raw materials	1,576	1,474
Non-returnable packaging	2,075	1,863
Goods for resale	1,498	1,655
Inventory movements	(8)	(8)
Marketing and selling expenses	2,186	2,072
Transport expenses	1,056	979
Energy and water	525	442
Repair and maintenance	417	375
Other expenses	1,641	1,439
	10,966	10,291

Other expenses include rentals of EUR241 million (2010: EUR224 million), consultant expenses of EUR166 million (2010: EUR126 million), telecom and office automation of EUR159 million (2010: EUR156 million), travel expenses of EUR137 million (2010: EUR120 million) and other fixed expenses of EUR938 million (2010: EUR813 million).

10. Personnel expenses

In millions of EUR	Note	2011	2010
Wages and salaries		1,891	1,787
Compulsory social security contributions		333	317
Contributions to defined contribution plans		24	16
Expenses related to defined benefit plans	28	56	89
Increase in other long-term employee benefits		11	9
Equity-settled share-based payment plan	29	11	15
Other personnel expenses		512	432
		2,838	2,665

Restructuring costs in Spain for an amount of EUR53 million are included in other personnel expenses.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

The average number of full-time equivalent (FTE) employees during the year was:

	2011	2010
The Netherlands	4,032	3,861
Other Western Europe	14,707	15,751
Central and Eastern Europe	17,424	18,043
The Americas	16,414	17,164
Africa and the Middle East	11,396	10,607
Asia Pacific	279	304
HEINEKEN N.V. and subsidiaries	64,252	65,730

11. Amortisation, depreciation and impairments

In millions of EUR	Note	2011	2010
Property, plant & equipment	14	936	907
Intangible assets	15	232	208
Impairment on available-for-sale assets		—	3
		1,168	1,118

12. Net finance income and expenses

Recognised in profit or loss

In millions of EUR	2011	2010
Interest income	70	100
Interest expenses	(494)	(590)
Dividend income on available-for-sale investments	2	1
Dividend income on investments held for trading	11	7
Net gain/(loss) on disposal of available-for-sale investments	1	—
Net change in fair value of derivatives	96	(75)
Net foreign exchange gain/(loss)	(107)	61
Impairment losses on available-for-sale investments	—	(3)
Unwinding discount on provisions	(7)	(7)
Other net financial income/(expenses)	(2)	(3)
Other net finance income/(expenses)	(6)	(19)
Net finance income/(expenses)	(430)	(509)

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Recognised in other comprehensive income

In millions of EUR	2011	2010*
Foreign currency translation differences for foreign operations	(493)	390
Effective portion of changes in fair value of cash flow hedges	(21)	43
Effective portion of cash flow hedges transferred to profit or loss	(11)	45
Ineffective portion of cash flow hedges transferred to profit or loss	—	9
Net change in fair value of available-for-sale investments	71	11
Net change in fair value available-for-sale investments transferred to profit or loss	(1)	(17)
Actuarial (gains) and losses	(93)	99
Share of other comprehensive income of associates/joint ventures	(5)	(29)
	(553)	551
Recognised in:
Fair value reserve	69	(10)
Hedging reserve	(42)	97
Translation reserve	(482)	358
Other	(98)	106
	(553)	551

*	Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

The negative impact of foreign currency translation differences for foreign operations in other comprehensive income is mainly due to the impact of devaluation of the Mexican peso on the net assets and goodwill measured in Mexican peso of total EUR295 million. Remaining impact is related to the depreciation of the Polish zloty, the Chilean peso, Nigerian naira and Belarusian ruble, partly offset by the revaluation of the US dollar and the British pound.

13. Income tax expense

Recognised in profit or loss

In millions of EUR	2011	2010*
Current tax expense
Current year	502	502
Under/(over) provided in prior years	(26)	52
	476	554
Deferred tax expense
Origination and reversal of temporary differences	17	(19)
Previously unrecognised deductible temporary differences	(9)	(2)
Changes in tax rate	1	3
Utilisation/(benefit) of tax losses recognised	(19)	(39)
Under/(over) provided in prior years	(1)	(94)
	(11)	(151)
Total income tax expense in profit or loss	465	403

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Reconciliation of the effective tax rate

In millions of EUR	2011	2010*
Profit before income tax	2,025	1,982
Share of net profit of associates and joint ventures and impairments thereof	(240)	(193)
Profit before income tax excluding share of profit of associates and joint ventures (inclusive impairments thereof)	1,785	1,789

	%	2011	%	2010*
Income tax using the Company’s domestic tax rate	25.0	446	25.5	456
Effect of tax rates in foreign jurisdictions	3.5	62	1.9	34
Effect of non-deductible expenses	3.2	58	4.0	72
Effect of tax incentives and exempt income	(6.0)	(107)	(8.2)	(146)
Recognition of previously unrecognised temporary differences	(0.5)	(9)	(0.1)	(2)
Utilisation or recognition of previously unrecognised tax losses	(0.3)	(5)	(1.2)	(21)
Unrecognised current year tax losses	1.0	18	0.8	15
Effect of changes in tax rate	0.1	1	0.2	3
Withholding taxes	1.5	26	1.4	25
Under/(over) provided in prior years	(1.5)	(27)	(2.3)	(42)
Other reconciling items	0.1	2	0.5	9
	26.1	465	22.5	403

*	Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

The reported tax rate is 26.1 per cent (2010: 22.5 per cent) and includes the effect of the release of tax provisions after having reached agreement with the tax authorities, mainly explaining the under/over provided amount as part of the current tax expense. The reported 2010 tax rate included the tax-exempt transfer of PT Multi Bintang Indonesia (MBI) and Grande Brasserie de Nouvelle-Caledonie S.A. (GBNC).

Income tax recognised in other comprehensive income

In millions of EUR	Note	2011	2010
Changes in fair value		—	(5)
Changes in hedging reserve		13	(38)
Changes in translation reserve		11	—
Other		16	(38)
	24	40	(81)

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

14. Property, plant and equipment

In millions of EUR	Note	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total
Cost
Balance as at 1 January 2010		3,460	5,337	3,518	315	12,630
Changes in consolidation		745	635	253	72	1,705
Purchases		38	82	249	279	648
Transfer of completed projects under construction		106	142	104	(352)	—
Transfer to/(from) assets classified as held for sale		26	34	39	2	101
Disposals		(49)	(130)	(285)	(1)	(465)
Effect of movements in exchange rates		71	107	61	15	254
Balance as at 31 December 2010		4,397	6,207	3,939	330	14,873

Balance as at 1 January 2011		4,397	6,207	3,939	330	14,873
Changes in consolidation	6	505	89	(31)	3	566
Purchases		55	99	320	326	800
Transfer of completed projects under construction		82	90	150	(322)	—
Transfer to/(from) assets classified as held for sale		(65)	—	—	—	(65)
Disposals		(35)	(92)	(255)	(6)	(388)
Effect of hyperinflation		2	11	2	2	17
Effect of movements in exchange rates		(71)	(127)	(73)	(1)	(272)
Balance as at 31 December 2011		4,870	6,277	4,052	332	15,531

Depreciation and impairment losses
Balance as at 1 January 2010		(1,405)	(2,875)	(2,333)	—	(6,613)
Changes in consolidation		12	31	35	—	78
Depreciation charge for the year	11	(117)	(342)	(434)	—	(893)
Impairment losses	11	(15)	(19)	(6)	—	(40)
Reversal impairment losses	11	4	21	1	—	26
Transfer (to)/from assets classified as held for sale		(6)	(14)	(23)	—	(43)
Disposals		37	128	263	—	428
Effect of movements in exchange rates		(36)	(54)	(39)	—	(129)
Balance as at 31 December 2010		(1,526)	(3,124)	(2,536)	—	(7,186)

Balance as at 1 January 2011		(1,526)	(3,124)	(2,536)	—	(7,186)
Changes in consolidation	6	—	4	14	—	18
Depreciation charge for the year	11	(128)	(356)	(452)	—	(936)
Impairment losses	11	—	—	(8)	—	(8)
Reversal impairment losses	11	—	3	5	—	8
Transfer (to)/from assets classified as held for sale		3	—	—	—	3
Disposals		18	92	224	—	334
Effect of movements in exchange rates		11	42	43	—	96
Balance as at 31 December 2011		(1,622)	(3,339)	(2,710)	—	(7,671)

Carrying amount
As at 1 January 2010		2,055	2,462	1,185	315	6,017

As at 31 December 2010		2,871	3,083	1,403	330	7,687

As at 1 January 2011		2,871	3,083	1,403	330	7,687

As at 31 December 2011		3,248	2,938	1,342	332	7,860

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Impairment losses

In 2011 a total impairment loss of EUR8 million (2010: EUR40 million) was charged to profit or loss.

Financial lease assets

The Group leases P, P & E under a number of finance lease agreements. At 31 December 2011 the net carrying amount of leased P,P & E was EUR39 million (2010: EUR95 million). During the year, the Group acquired leased assets of EUR6 million (2010: EUR17 million).

Security to authorities

Certain P, P & E for EUR137 million (2010: EUR149 million) has been pledged to the authorities in a number of countries as security for the payment of taxation, particularly excise duties on beers, non-alcoholic beverages and spirits and import duties. This mainly relates to Brazil (see note 34).

Property, plant and equipment under construction

P, P & E under construction mainly relates to expansion of the brewing capacity in Mexico, the UK, and Nigeria.

Capitalised borrowing costs

During 2011 no borrowing costs have been capitalised (2010: EUR nil).

15. Intangible assets

In millions of EUR	Note	Goodwill	Brands	Customer- related intangibles	Contract- based intangibles	Software, research and development and other	Total
Cost
Balance as at 1 January 2010		5,713	1,382	351	124	259	7,829
Changes in consolidation		1,748	924	943	86	39	3,740
Purchases/internally developed		—	—	—	—	56	56
Disposals		(1)	(8)	—	—	(16)	(25)
Transfers to assets held for sale		—	—	—	—	3	3
Effect of movements in exchange rates		132	23	(10)	12	3	160
Balance as at 31 December 2010		7,592	2,321	1,284	222	344	11,763

Balance as at 1 January 2011		7,592	2,321	1,284	222	344	11,763
Changes in consolidation	6	287	8	18	38	—	351
Purchased/internally developed		—	—	—	6	50	56
Disposals		—	—	—	(91)	(6)	(97)
Effect of movements in exchange rates		(70)	(57)	(74)	(13)	(10)	(224)
Balance as at 31 December 2011		7,809	2,272	1,228	162	378	11,849

Amortisation and impairment losses
Balance as at 1 January 2010		(280)	(108)	(74)	(50)	(182)	(694)
Changes in consolidation		—	—	—	25	3	28
Amortisation charge for the year	11	—	(54)	(88)	(16)	(34)	(192)
Impairment losses	11	—	(1)	—	(15)	—	(16)
Disposals		1	2	—	—	10	13
Transfers to assets held for sale		—	—	—	—	(2)	(2)
Effect of movements in exchange rates		—	(2)	(1)	(4)	(3)	(10)
Balance as at 31 December 2010		(279)	(163)	(163)	(60)	(208)	(873)

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

In millions of EUR	Note	Goodwill	Brands	Customer- related intangibles	Contract- based intangibles	Software, research and development and other	Total
Balance as at 1 January 2011		(279)	(163)	(163)	(60)	(208)	(873)
Changes in consolidation	6	—	—	—	1	(1)	—
Amortisation charge for the year	11	—	(59)	(110)	(24)	(36)	(229)
Impairment losses	11	—	(1)	—	—	(2)	(3)
Disposals		—	(1)	—	91	1	91
Effect of movements in exchange rates		—	3	5	(11)	3	—
Balance as at 31 December 2011		(279)	(221)	(268)	(3)	(243)	(1,014)

Carrying amount
As at 1 January 2010		5,433	1,274	277	74	77	7,135

As at 31 December 2010		7,313	2,158	1,121	162	136	10,890

As at 1 January 2011		7,313	2,158	1,121	162	136	10,890

As at 31 December 2011		7,530	2,051	960	159	135	10,835

Brands and customer-related/contract-based intangibles

The main brands capitalised are the brands acquired in 2008: Scottish & Newcastle (Fosters and Strongbow) and 2010: Cervecería Cuauhtémoc Moctezuma (Dos Equis, Tecate and Sol). The main customer-related and contract-based intangibles were acquired in 2010 and are related to customer relationships with retailers in Mexico (constituting either by way of a contractual agreement or by way of non-contractual relations).

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

The aggregate carrying amounts of goodwill allocated to each CGU are as follows:

In millions of EUR	2011	2010*
Western Europe	3,396	3,328
Central and Eastern Europe (excluding Russia)	1,394	1,494
Russia	102	105
The Americas (excluding Brazil)	1,743	1,751
Brazil	111	110
Africa and the Middle East (aggregated)	528	245
Head Office and others	256	280
	7,530	7,313

*	Comparatives have been adjusted due to the transfer of Empaque from the Americas region to Head Office.

Throughout the year total goodwill mainly increased due to the acquisition of the Sona and Ethiopian beer business and net foreign currency differences.

Goodwill is tested for impairments annually. The recoverable amounts of the CGUs are based on value-in-use calculations. Value in use was determined by discounting the future cash flows generated from the continuing use of the unit using a pre-tax discount rate.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

The key assumptions used for the value-in-use calculations are as follows:

•

Cash flows were projected based on actual operating results and the three-year business plan. Cash flows for a further seven-year period were extrapolated using expected annual per country volume growth rates, which are based on external sources. Management believes that this forecasted period is justified due to the long-term nature of the beer business and past experiences.

•	The beer price growth per year after the first three-year period is assumed to be at specific per country expected annual long-term inflation, based on external sources.

•	Cash flows after the first ten-year period were extrapolated using a perpetual growth rate equal to the expected annual long-term inflation, in order to calculate the terminal recoverable amount.

•	A per CGU-specific pre-tax Weighted Average Cost of Capital (WACC) was applied in determining the recoverable amount of the units.

The values assigned to the key assumptions used for the value in use calculations are as follows:

	Pre- tax WACC	Expected annual long- term inflation 2015-2021	Expected volume growth rates 2015-2021
Western Europe	8.3%	2.1%	(0.4)%
Central and Eastern Europe (excluding Russia)	12.3%	2.7%	1.7%
Russia	14.8%	4.8%	1.9%
The Americas (excluding Brazil)	10.1%	2.5%	1.8%
Brazil	16.1%	4.3%	3.0%
Africa and Middle East	10.7-21.4%	2.7-8.4%	1.1-5.9%
Head Office and others	8.3-12.6%	2.1-3.6%	(0.4)-2.4%

The values assigned to the key assumptions represent management’s assessment of future trends in the beer industry and are based on both external sources and internal sources (historical data).

HEINEKEN applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing on a consistent basis. The trend and outcome of several WACC’s, for amongst others the Western Europe CGU, turned out lower than expected based on the current economic climate and associated outlooks. HEINEKEN does not believe the risk profile in Western Europe is significantly lower than in prior years. The lower WACC for 2011 is mainly driven by lower observed risk-free rates reflecting the capital flee towards safer deemed economies. HEINEKEN performed an additional impairment sensitivity calculation and concluded that applying a different WACC would not result in a materially different outcome. The WACC’s disclosed are based on our internal consistent methodology.

Sensitivity to changes in assumptions

Limited headroom is available in our CGU’s Russia and Brazil, however the outcome of a sensitivity analysis of a 100 basis points adverse change in key assumptions (lower growth rates or higher discount rates respectively) did not result in a materially different outcome of the impairment test.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

16. Investments in associates and joint ventures

HEINEKEN has the following (direct and indirect) significant investments in associates and joint ventures:

	Country	Ownership 2011	Ownership 2010
Joint ventures
Brau Holding International GmbH & Co KgaA	Germany	49.9%	49.9%
Zagorka Brewery A.D.	Bulgaria	49.4%	49.4%
Brewinvest S.A.	Greece	50.0%	50.0%
Pivara Skopje A.D.	FYR Macedonia	48.2%	27.6%
Brasseries du Congo S.A.	Congo	50.0%	50.0%
Asia Pacific Investment Pte. Ltd.	Singapore	50.0%	50.0%
Asia Pacific Breweries Ltd.	Singapore	41.9%	41.9%
Compania Cervecerias Unidas S.A.	Chile	33.1%	33.1%
Tempo Beverages Ltd.	Israel	40.0%	40.0%
HEINEKEN Lion Australia Pty.	Australia	50.0%	50.0%
Sirocco FZCo	Dubai	50.0%	50.0%
Diageo HEINEKEN Namibia B.V.	Namibia	50.0%	50.0%
United Breweries Limited	India	37.5%	37.5%
Millennium Alcobev Private Limited**	India	—	68.8%
DHN Drinks (Pty) Ltd.	South Africa	44.5%	44.5%
Sedibeng Brewery Pty Ltd.*	South Africa	75.0%	75.0%
UB Nizam Breweries Pvt. Ltd**	India	—	50.0%
UB Ajanta Breweries Pvt. Ltd	India	50.0%	50.0%
Associates
Cerveceria Costa Rica S.A.	Costa Rica	25.0%	25.0%
JSC FE Efes Karaganda Brewery***	Kazakhstan	28.0%	28.0%

*	HEINEKEN has joint control as the contract and ownership details determine that for certain main operating and financial decisions unanimous approval is required. As a result this investment is not consolidated.
**	In 2011 these entities ceased to exist, they were merged into United Breweries Limited.
***	This entity is classified as Held for Sale (see note 7)

Reporting date

The reporting date of the financial statements of all HEINEKEN entities and joint ventures disclosed are the same as for the Company except for

(i) Asia Pacific Breweries Ltd., HEINEKEN Lion Australia Pty. and Asia Pacific Investment Pte. Ltd which have a 30 September reporting date (the APB results are included with a three-month delay in reporting);

(ii) DHN Drinks (Pty) Ltd. which has a 30 June reporting date, and;

(iii) United Breweries Limited and Millennium Alcobev Private Limited which have a 31 March reporting date. The results of (ii) and (iii) have been adjusted to include numbers for the full financial year ended 31 December 2011.

Share of profit of associates and joint ventures and impairments thereof

In millions of EUR	2011	2010
Income associates	25	28
Income joint ventures	215	165
Impairments	—	—
	240	193

In the year APB (the JV of HEINEKEN and its partner Fraser and Neave) completed the sale of Kingway Brewery for SGD205 million (EUR116 million) of which SGD72 million (EUR41 million) was recorded as income by APB. As HEINEKEN has a share of 45.95 per cent a capital gain of SGD33 million (EUR19 million) is included in the share of profit of JV’s.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Summary financial information for equity accounted joint ventures and associates

In millions of EUR	Joint ventures 2011	Joint ventures 2010	Associates 2011	Associates 2010
Non-current assets	1,708	1,696	73	50
Current assets	1,005	869	52	51
Non-current liabilities	(581)	(611)	(25)	(28)
Current liabilities	(725)	(684)	(30)	(23)
Revenue	2,313	2,108	153	547
Expenses	(1,914)	(1,887)	(117)	(420)

In the above table HEINEKEN represents its share of the aggregated amounts of assets, liabilities, revenues and expenses for its Joint Ventures and Associates for the year ended 31 December.

17. Other investments and receivables

In millions of EUR	Note	2011	2010
Non-current other investments
Loans and advances to customers	32	384	455
Indemnification receivable	32	156	145
Other receivables	32	178	174
Held-to-maturity investments	32	5	4
Available-for-sale investments	32	264	190
Non-current derivatives	32	142	135
		1,129	1,103

Current other investments
Investments held for trading	32	14	17
		14	17

Included in loans are loans to customers with a carrying amount of EUR120 million as at 31 December 2011 (2010: EUR166 million). Effective interest rates range from 6 to 12 per cent. EUR72 million (2010: EUR100 million) matures between one and five years and EUR48 million (2010: EUR66 million) after five years.

The indemnification receivable represents the receivable on FEMSA and Lewiston investments and is a mirroring of the corresponding indemnified liabilities originating from the acquisition of the beer operations of FEMSA and Sona.

The other receivables mainly originate from the acquisition of the beer operations of FEMSA and represent a receivable on the Brazilian Authorities on which interest is calculated in accordance with Brazilian legislation. Collection of this receivable is expected to be beyond a period of five years.

The main available-for-sale investments are S.A. Des Brasseries du Cameroun, Consorcio Cervecero de Nicaragua S.A., Desnoes & Geddes Ltd., Brasserie Nationale d’Haiti S.A. and Cerveceria Nacional Dominicana. As far as these investments are listed they are measured at their quoted market price. For others the value in use or multiples are used. Debt securities (which are interest-bearing) with a carrying amount of EUR20 million (2010: EUR21 million) are included in available-for-sale investments.

Sensitivity analysis – equity price risk

An amount of EUR95 million as at 31 December 2011 (2010: EUR87 million) of available-for-sale investments and investments held for trading is listed on stock exchanges. An impact of 1 per cent increase or decrease in the share price at the reporting date would not result in a material impact on a consolidated Group level.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

18. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

In millions of EUR		Assets		Liabilities		Net
	2011	2010	2011	2010	2011	2010
Property, plant & equipment	93	86	(590)	(550)	(497)	(464)
Intangible assets	51	62	(733)	(789)	(682)	(727)
Investments	91	87	(6)	(9)	85	78
Inventories	16	33	(5)	(6)	11	27
Loans and borrowings	3	1	—	(2)	3	(1)
Employee benefits	252	254	12	11	264	265
Provisions	150	133	1	1	151	134
Other items	146	77	(138)	(51)	8	26
Tax losses carry-forwards	237	213	—	—	237	213
Tax assets/(liabilities)	1,039	946	(1,459)	(1,395)	(420)	(449)
Set-off of tax	(565)	(404)	565	404	—	—
Net tax assets/(liabilities)	474	542	(894)	(991)	(420)	(449)

Tax losses carry-forwards

HEINEKEN has losses carry-forwards for an amount of EUR1,920 million as at 31 December 2011 (2010: EUR1,833 million), which expire in the following years:

In millions of EUR	2011	2010
2011	—	11
2012	5	8
2013	6	32
2014	28	30
2015	23	32
2016	36	—
After 2016 respectively 2015 but not unlimited	372	314
Unlimited	1,450	1,406
	1,920	1,833
Recognised as deferred tax assets gross	(859)	(807)
Unrecognised	1,061	1,026

The unrecognised losses relate to entities for which it is not probable that taxable profit will be available to offset these losses. The majority of the unrecognised losses were acquired as part of the beer operations of FEMSA in 2010.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Movement in deferred tax on temporary differences during the year

In millions of EUR	Balance 1 January 2010	Policy change	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2010
Property, plant & equipment	(330)	—	(161)	—	28	—	(1)	(464)
Intangible assets	(269)	—	(475)	3	17	—	(3)	(727)
Investments	9	—	54	(3)	18	—	—	78
Inventories	11	—	(4)	(1)	20	—	1	27
Loans and borrowings	1	—	(1)	—	(1)	—	—	(1)
Employee benefits	116	151	53	(2)	(15)	(38)	—	265
Provisions	92	—	14	(2)	30	—	—	134
Other items	8	—	40	(2)	15	(43)	8	26
Tax losses carry-forwards	137	—	33	5	39	—	(1)	213
Net tax assets/(liabilities)	(225)	151	(447)	(2)	151	(81)	4	(449)

In millions of EUR	Balance 1 January 2011	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2011
Property, plant & equipment	(464)	(41)	20	(10)	—	(2)	(497)
Intangible assets	(727)	(18)	38	25	—	—	(682)
Investments	78	—	(7)	14	—	—	85
Inventories	27	—	—	(16)	—	—	11
Loans and borrowings	(1)	—	2	2	—	—	3
Employee benefits	265	—	—	(17)	16	—	264
Provisions	134	1	—	13	—	3	151
Other items	26	—	(5)	(19)	8	(2)	8
Tax losses carry-forwards	213	7	(2)	19	—	—	237
Net tax assets/(liabilities)	(449)	(51)	46	11	24	(1)	(420)

19. Inventories

In millions of EUR	2011	2010
Raw materials	263	241
Work in progress	150	147
Finished products	354	261
Goods for resale	205	231
Non-returnable packaging	143	120
Other inventories and spare parts	237	206
	1,352	1,206

During 2011 and 2010 no write-down of inventories to net realisable value was required.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

20. Trade and other receivables

In millions of EUR	Note	2011	2010
Trade receivables due from associates and joint ventures		42	102
Trade receivables		1,657	1,680
Other receivables		524	481
Derivatives		37	10
	32	2,260	2,273

A net impairment loss of EUR57 million (2010: EUR115 million) in respect of trade and other receivables was included in expenses for raw materials, consumables and services.

21. Cash and cash equivalents

In millions of EUR	Note	2011	2010
Cash and cash equivalents	32	813	610
Bank overdrafts	25	(207)	(132)
Cash and cash equivalents in the statement of cash flows		606	478

22. Capital and reserves

Share issuance

On 30 April 2010 HEINEKEN issued 86,028,019 ordinary shares with a nominal value of EUR1.60, as a result of which the issued share capital consists of 576,002,613 shares. To these shares a share premium value was assigned of EUR2,701 million based on the quoted market price value of 43,009,699 shares HEINEKEN and 43,018,320 shares HEINEKEN Holding N.V. combined being the share consideration paid to Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA) for its beer operations.

Allotted Share Delivery Instrument

In addition to the shares issued to FEMSA, HEINEKEN also committed itself to deliver 29,172,504 additional shares to FEMSA (the ‘Allotted Shares’) over a period of no longer than five years. This financial instrument is classified to be equity as the number of shares is fixed. HEINEKEN had the option to accelerate the delivery of the Allotted Shares at its discretion. Pending delivery of the Allotted Shares, HEINEKEN paid a coupon on each undelivered Allotted Share such that FEMSA was compensated, on an after tax basis, for dividends FEMSA would have received had all such Allotted Shares been delivered to FEMSA on or prior to the record date for such dividends.

On 3 October 2011, HEINEKEN announced that the share repurchase programme in connection with the acquisition of FEMSA had been completed. During the period of 1 January through 31 December 2011 HEINEKEN acquired 18,407,246 shares with an average quoted market price of EUR36.67. During the year 2011 all these shares were delivered to FEMSA under the ASDI.

Share capital

In millions of EUR	Ordinary shares
	2011	2010
On issue as at 1 January	922	784
Issued	—	138
On issue as at 31 December	922	922

As at 31 December 2011 the issued share capital comprised 576,002,613 ordinary shares (2010: 576,002,613). The ordinary shares have a par value of EUR1.60. All issued shares are fully paid.

The Company’s authorised capital amounts to EUR2.5 billion, comprising of 1,562,500,000 shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. In respect of the Company’s shares that are held by HEINEKEN (see next page), rights are suspended.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of foreign operations of the Group (excluding amounts attributable to non-controlling interests) as well as value changes of the hedging instruments in the net investment hedges. HEINEKEN considers this a legal reserve.

Inflation in Belarus has been at relatively high levels in recent years. In the third quarter of 2011 cumulative three year inflation exceeded 100 per cent. This, combined with other indicators, results in HEINEKEN deeming Belarus as a hyperinflationary economy under IAS 29, Financial Reporting in Hyperinflationary Economies. IAS 29 is applied to the historical cost financial statements of our Belarusian operations from the beginning of 2011.

The restated financial statements of our Belarusian operations are translated to euro at the closing rate at the end of the reporting period. Differences arising on translation to euro are recognised in the translation reserve. The Consumer Price Index end of 2011 was 224.9 (2009: 100; 2010: 107.8) and increased in 2011 by 108.7.

The impact on equity is a net amount of EUR14 million, PP&E remeasurement of EUR18 million with offset in deferred tax liabilities for EUR4 million. The impact on the income statement for 2011 is not material.

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

Reserve for own shares

The reserve for the Company’s own shares comprises the cost of the Company’s shares held by HEINEKEN. As at 31 December 2011, HEINEKEN held 1,265,140 of the Company’s shares (2010: 1,630,258), all of which are LTV shares in 2011.

The coupon paid on the ASDI in 2011 amounts to EUR15 million (2010: EUR7 million).

LTV

During the period of 1 January through 31 December 2011 HEINEKEN acquired 330.000 shares for LTV delivery with an average quoted market price of EUR40.91 for a total of EUR14 million.

Share purchase mandate

There are no outstanding share purchase mandates per 31 December 2011 (2010: EUR96 million). The current liability presented in accordance with IAS 32.23 per 31 December 2010 of EUR96 million was reversed in full.

Dividends

The following dividends were declared and paid by HEINEKEN:

In millions of EUR	2011	2010
Final dividend previous year EUR0.50, respectively EUR0.40 per qualifying ordinary share	299	195
Interim dividend current year EUR0.30, respectively EUR0.26 per qualifying ordinary share	175	156
Total dividend declared and paid	474	351

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

HEINEKEN’s policy is for an annual dividend payout of 30–35 per cent of Net profit BEIA. The interim dividend is fixed at 40 per cent of the total dividend of the previous year.

After the balance sheet date the Executive Board proposed the following dividends. The dividends, taking into account the interim dividends declared and paid, have not been provided for.

In millions of EUR	2011	2010
per qualifying ordinary share EUR0.83 (2010: EUR0.76)	477	438

23. Earnings per share

Basic earnings per share

The calculation of basic earnings per share as at 31 December 2011 is based on the profit attributable to ordinary shareholders of the Company (net profit) of EUR1,430 million (2010: EUR1,447 million) and a weighted average number of ordinary shares – basic outstanding during the year ended 31 December 2011 of 585,100,381 (2010: 562,234,726). Basic earnings per share for the year amounts to EUR2.44 (2010: EUR2.57).

Weighted average number of shares – basic

	2011	2010
Number of shares basic 1 January	576,002,613	489,974,594
Effect of LTV own shares held	(1,177,321)	(1,152,409)
Effect of undelivered ASDI shares	10,275,089	14,726,761
Effect of new shares issued	—	58,685,780
Weighted number of basic shares for the year	585,100,381	562,234,726

ASDI

Allotted Share Delivery Instrument (ASDI) represents HEINEKEN’S obligation to deliver shares to FEMSA, either through issuance and/or purchasing of its own shares in the open market, which was concluded in 2011. EPS is impacted by ASDI as in the formula, calculating EPS, the net profit is divided by the weighted average number of ordinary shares. In this weighted average number of ordinary shares, the weighted average of outstanding ASDI is included. This means that the ASDI leads to a lower basic EPS until the year all shares have been repurchased.

Diluted earnings per share

The calculation of diluted earnings per share as at 31 December 2011 was based on the profit attributable to ordinary shareholders of the Company (net profit) of EUR1,430 million (2010: EUR1,447 million) and a weighted average number of ordinary shares – basic outstanding after adjustment for the effects of all dilutive potential ordinary shares of 586,277,702 (2010: 563,387,135). Diluted earnings per share for the year amounted to EUR2.44 (2010: EUR2.57).

Weighted average number of shares – diluted

	2011	2010
Weighted number of basic shares for the year	585,100,381	562,234,726
Effect of LTV own shares held	1,177,321	1,152,409
Weighted average diluted shares for the year	586,277,702	563,387,135

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

24. Income tax on other comprehensive income

In millions of EUR	2011			2010*
	Amount before tax	Tax	Amount net of tax	Amount before tax	Tax	Amount net of tax
Other comprehensive income
Foreign currency translation differences for foreign operations	(504)	11	(493)	390	—	390
Effective portion of changes in fair value of cash flow hedge	(31)	10	(21)	61	(18)	43
Effective portion of cash flow hedges transferred to profit or loss	(14)	3	(11)	65	(20)	45
Ineffective portion of cash flow hedges transferred to profit or loss	—	—	—	9	—	9
Net change in fair value available-for-sale investments	71	—	71	16	(5)	11
Net change in fair value available-for-sale investments transferred to profit or loss	(1)	—	(1)	(17)	—	(17)
Actuarial gains and losses	(109)	16	(93)	137	(38)	99
Share of other comprehensive income of associates/joint ventures	(5)	—	(5)	(29)	—	(29)
Total other comprehensive income	(593)	40	(553)	632	(81)	551

*	Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

The difference between the income tax on other comprehensive income and the deferred tax on equity (note 18) in 2011 can be explained by current tax on other comprehensive income.

25. Loans and borrowings

This note provides information about the contractual terms of HEINEKEN’S interest-bearing loans and borrowings. For more information about HEINEKEN’S exposure to interest rate risk and foreign currency risk, see note 32.

Non-current liabilities

In millions of EUR	Note	2011	2010
Secured bank loans		37	48
Unsecured bank loans		3,607	3,260
Unsecured bond issues		2,493	2,482
Finance lease liabilities	26	33	47
Other non-current interest-bearing liabilities		1,825	1,895
Non-current interest-bearing liabilities		7,995	7,732
Non-current derivatives		177	291
Non-current non-interest-bearing liabilities		27	55
		8,199	8,078

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Current interest-bearing liabilities

In millions of EUR	Note	2011	2010
Current portion of secured bank loans		13	11
Current portion of unsecured bank loans		329	346
Current portion of finance lease liabilities	26	6	48
Current portion of other non-current interest-bearing liabilities		184	32
Total current portion of non-current interest-bearing liabilities		532	437
Deposits from third parties (mainly employee loans)		449	425
		981	862
Bank overdrafts	21	207	132
		1,188	994

Net interest-bearing debt position

In millions of EUR	Note	2011	2010
Non-current interest-bearing liabilities		7,995	7,732
Current portion of non-current interest-bearing liabilities		532	437
Deposits from third parties (mainly employee loans)		449	425
		8,976	8,594
Bank overdrafts	21	207	132
		9,183	8,726
Cash, cash equivalents and current other investments		(828)	(627)
Net interest-bearing debt position		8,355	8,099

Non-current liabilities

In millions of EUR	Secured bank loans	Unsecured bank loans	Unsecured bond issues	Finance lease liabilities	Other non-current interest-bearing liabilities	Non-current derivatives	Non-current non-interest- bearing liabilities	Total
Balance as at 1 January 2011	48	3,260	2,482	47	1,895	291	55	8,078
Consolidation changes	—	—	—	—	(24)	—	—	(24)
Effect of movements in exchange rates	(1)	(35)	—	—	18	(4)	(9)	(31)
Transfers to current liabilities	(6)	(802)	3	(4)	(169)	(57)	(7)	(1,042)
Charge to/(from) profit or loss i/r derivatives	—	—	—	—	—	(8)	—	(8)
Charge to/(from) equity i/r derivatives	—	—	—	—	—	(26)	—	(26)
Proceeds	1	1,711	—	1	75	—	(9)	1,779
Repayments	(5)	(568)	3	(11)	(3)	(19)	(17)	(620)
Other	—	41	5	—	33	—	14	93
Balance as at 31 December 2011	37	3,607	2,493	33	1,825	177	27	8,199

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Terms and debt repayment schedule

Terms and conditions of outstanding non-current and current loans and borrowings were as follows:

In millions of EUR	Category	Currency	Nominal interest rate %	Repayment	Carrying amount 2011	Face value 2011	Carrying amount 2010	Face value 2010
Secured bank loans	Bank facilities	GBP	1.9	2016	17	17	23	23
Secured bank loans	Various	various	various	various	33	33	36	36
Unsecured bank loans	2008 Syndicated Bank Facility	EUR	0.4-1.7	2013	1,305	1,313	1,708	1,709
Unsecured bank loans	Bank Facility	EUR	6.0	2013-2016	329	329	434	434
Unsecured bank loans	German Schuldschein notes	EUR	1.0-6.0	2016	111	111	111	111
Unsecured bank loans	German Schuldschein notes	EUR	1.0-6.0	2012	102	102	102	102
Unsecured bank loans	German Schuldschein notes	EUR	1.0-6.0	2016	207	207	207	207
Unsecured bank loans	2008 Syndicated Bank Facility	GBP	0.4-1.2	2013	287	287	336	340
Unsecured bank loans	Bank Facilities	PLN	5.4-5.6	2013-2014	72	72	60	60
Unsecured bank loans	2011 Syndicated Bank Facilities	USD	0.8	2016	450	450	—	—
Unsecured bank loans	2011 Syndicated Bank Facilities	GBP	0.8	2016	422	422	—	—
Unsecured bank loans	2011 Syndicated Bank Facilities	EUR	0.8	2016	107	107	—	—
Unsecured bank loans	Bank Facilities	USD	0.8	2012-2013	93	93	167	172
Unsecured bank loans	Bank Facilities	MXN	4.5-10.6	2012-2013	183	176	444	445
Unsecured bank loans	Bank facilities	NGN	12.5-17.3	2012-2016	228	228	—	—
Unsecured bank loans	Various	various	various	various	40	40	37	37
Unsecured bond	Issue under EMTN programme	GBP	7.3	2015	476	479	461	465
Unsecured bond	Eurobond on Luxembourg Stock Exchange	EUR	5.0	2013	599	600	599	600
Unsecured bond	Issue under EMTN programme	EUR	7.1	2014	1,000	1,000	1,009	1,000
Unsecured bond	Issue under EMTN programme	EUR	4.6	2016	398	400	397	400
Unsecured bond issues	n/a	various	various	various	20	20	16	16
Other interest-bearing liabilities	2010 US private placement	USD	4.6	2018	559	561	541	546
Other interest-bearing liabilities	2002 S&N US private placement	USD	5.4-5.6	2012-2014	632	580	616	569
Other interest-bearing liabilities	2005 S&N US private placement	USD	5.4	2015	258	232	247	225
Other interest-bearing liabilities	2008 US private placement	USD	5.9-6.3	2015-2018	341	342	331	333
Other interest-bearing liabilities	2011 US private placement	USD	2.8	2017	69	70	—	—
Other interest-bearing liabilities	2008 US private placement	EUR	7.25	2016	30	30	30	33
Other interest-bearing liabilities	Various	various	various	various	120	120	162	158
Deposits from third parties	n/a	various	various	various	449	449	425	425
Finance lease liabilities	n/a	various	various	various	39	39	95	100
					8,976	8,909	8,594	8,546

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Revolving Credit Facility

On 5 May 2011, HEINEKEN N.V. announced the successful closing of a new Revolving Credit Facility for an amount of EUR2 billion with a syndicate of 17 banks. The new self-arranged credit line has a tenor of five years with two 1-year extension options and can be used for general corporate purposes. The new Revolving Credit Facility replaces the existing EUR2 billion facility. As at 31 December 2011, the committed available financing headroom was approximately EUR1.3 billion, including cash available at Group level.

On 27 October 2011, HEINEKEN issued USD90 million of notes with a 6-year maturity, further improving the currency and maturity profile of its long-term debt.

EMTN Programme

In September 2008, HEINEKEN established a Euro Medium Term Note (“EMTN”) Programme which was subsequently updated in September 2009 and September 2010. The programme allows HEINEKEN from time to time to issue Notes. Currently approximately EUR1.9 billion of Notes is outstanding under the programme. The programme can be used for issuance up to one year after its latest update. The EMTN Programme and all HEINEKEN N.V. bonds are listed on the Luxembourg Stock Exchange. HEINEKEN still has a capacity of EUR3.1 billion under this programme. HEINEKEN is in the process of updating the programme.

Incurrence covenant

HEINEKEN has an incurrence covenant in some of its financing facilities. This incurrence covenant is calculated by dividing Net Debt (calculated in accordance with the consolidation method of the 2007 Annual Accounts) by EBITDA (beia) (also calculated in accordance with the consolidation method of the 2007 Annual Accounts and including the pro-forma full-year EBITDA of any acquisitions made in 2011). As at 31 December 2011 this ratio was 2.1 (2010: 2.1). If the ratio would be beyond a level of 3.5, the incurrence covenant would prevent us from conducting further significant debt financed acquisitions.

26. Finance lease liabilities

Finance lease liabilities are payable as follows:

	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
In millions of EUR	2011	2011	2011	2010	2010	2010
Less than one year	7	(1)	6	49	(1)	48
Between one and five years	27	(1)	26	39	(3)	36
More than five years	7	—	7	13	(2)	11
	41	(2)	39	101	(6)	95

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

27. Non-GAAP measures

In the internal management reports HEINEKEN measures its performance primarily based on EBIT and EBIT (beia), these are non-GAAP measures not calculated in accordance with IFRS. A similar non-GAAP adjustment can be made to the IFRS profit or loss as defined in IAS 1 paragraph 7 being the total of income less expense. Exceptional items are defined as items of income and expense of such size, nature or incidence, that in the view of management their disclosure is relevant to explain the performance of HEINEKEN for the period. The table below presents the relationship with IFRS terms, the results from operating activities and profit and HEINEKEN non-GAAP measures being EBIT, EBIT (beia) and profit (beia) for the financial year 2011.

In millions of EUR	2011*	2010*
Results from operating activities	2,215	2,298
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	240	193
HEINEKEN EBIT	2,455	2,491
Exceptional items and amortisation included in EBIT	242	132
HEINEKEN EBIT (beia)	2,697	2,623
Profit attributable to equity holders of the Company	1,430	1,447
Exceptional items and amortisation included in EBIT	242	132
Exceptional items included in finance costs	(14)	(5)
Exceptional items included in tax expense	(74)	(118)
HEINEKEN net profit beia	1,584	1,456

*	unaudited

The exceptional items included in EBIT contain the amortisation of brands and customer relations for EUR170 million (2010: EUR142 million). The EU fine reduction of EUR21 million (gain), gain on sale of brands EUR24 million, redundancies and contract settlements for EUR81 million and the early amortisation and termination of contracts for EUR36 million relating to the Galaxy pub estate.

Exceptional items in the other net financing costs reflects fair value movements on interest rate swaps made by Scottish & Newcastle in the past that do not qualify for hedge accounting under IFRS. The tax expense exceptional items are for EUR47 million (2010: EUR39 million) related to amortisation of brands and customer relations and the remainder relates to the other exceptional items included in EBIT.

EBIT and EBIT (beia) are not financial measures calculated in accordance with IFRS. The presentation on these financial measures may not be comparable to similarly titled measures reported by other companies due to differences in the ways the measures are calculated.

28. Employee benefits

In millions of EUR	2011	2010*
Present value of unfunded obligations	96	118
Present value of funded obligations	6,804	6,525
Total present value of obligations	6,900	6,643
Fair value of plan assets	(5,860)	(5,646)
Present value of net obligations	1,040	997
Asset ceiling items	14	—
Recognised liability for defined benefit obligations	1,054	997
Other long-term employee benefits	120	100
	1,174	1,097

*	Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Plan assets comprise:

In millions of EUR	2011	2010
Equity securities	2,520	2,484
Government bonds	2,534	2,421
Properties and real estate	410	436
Other plan assets	396	305
	5,860	5,646

The primary goal of the HEINEKEN pension funds is to monitor the mix of debt and equity securities in its investment portfolio based on market expectations. Material investments within the portfolio are managed on an individual basis.

Liability for defined benefit obligations

HEINEKEN makes contributions to a number of defined benefit plans that provide pension benefits for employees upon retirement in a number of countries being mainly the Netherlands and the UK (83 per cent of the total DBO). Other countries with a defined benefit plan are: Ireland, Greece, Austria, Italy, France, Spain, Mexico, Belgium, Switzerland, Portugal and Nigeria. In other countries the pension plans are defined contribution plans and/or similar arrangements for employees.

In the UK the defined benefit scheme for employees (actives) was closed in 2011 and was replaced by a defined contribution scheme. The remaining defined benefit schemes in the UK are now closed for new entrants.

Other long-term employee benefits mainly relate to long-term bonus plans, termination benefits, medical plans and jubilee benefits.

Movements in the present value of the defined benefit obligations

In millions of EUR	2011	2010
Defined benefit obligations as at 1 January	6,643	5,935
Changes in consolidation and reclassification	—	286
Effect of movements in exchange rates	75	131
Benefits paid	(307)	(298)
Employee contributions	24	19
Current service costs and interest on obligation	411	411
Past service costs	(5)	(9)
Effect of any curtailment or settlement	(35)	(15)
Actuarial (gains)/losses in other comprehensive income	94	183
Defined benefit obligations as at 31 December	6,900	6,643

Movements in the present value of plan assets

In millions of EUR	2011	2010
Fair value of plan assets as at 1 January	5,646	4,858
Changes in consolidation and reclassification	—	115
Effect of movements in exchange rates	76	127
Contributions paid into the plan	145	226
Benefits paid	(307)	(298)
Expected return on plan assets	315	298
Actuarial gains/(losses) in other comprehensive income	(15)	320
Fair value of plan assets as at 31 December	5,860	5,646
Actual return on plan assets	307	618

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Expense recognised in profit or loss

In millions of EUR	Note	2011	2010*
Current service costs		71	77
Interest on obligation		340	334
Expected return on plan assets		(315)	(298)
Past service costs		(5)	(9)
Effect of any curtailment or settlement		(35)	(15)
	10	56	89

*	Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

Actuarial gains and losses recognised in other comprehensive income

In millions of EUR	Note	2011	2010
Amount accumulated in retained earnings at 1 January		410	547
Recognised during the year		109	(137)
Amount accumulated in retained earnings at 31 December		519	410

Principal actuarial assumptions as at the balance sheet date

The defined benefit plans in the Netherlands and the UK cover 87.2 per cent of the present value of the plan assets (2010: 86.8 per cent), 82.8 per cent of the present value of the defined benefit obligations (2010: 81.7 per cent) and 57.8 per cent of the present value of net obligations (2010: 52.9 per cent) as at 31 December 2011. The table below presents the expected return on plan assets compared to the actual return on plan assets for our main defined benefit plans.

	The Netherlands		UK
In millions of EUR	2011	2010	2011	2010
Expected return on plan assets	125	121	152	145
Actual return on plan assets	62	275	226	304
Variance	(63)	154	74	159

For the Netherlands and the UK the following actuarial assumptions apply as at 31 December:

	The Netherlands		UK
	2011	2010	2011*	2010
Discount rate as at 31 December	4.6	5.1	4.7	5.4
Expected return on plan assets as at 1 January	5.5	5.7	6.2	6.4
Future salary increases	3	3	—	4.6
Future pension increases	1	1.5	3	3
Medical cost trend rate	—	—	—	7

*	The UK plan closed for future accruals leading to certain assumptions being equal to zero.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

For the other defined benefit plans the following actuarial assumptions apply as per 31 December:

	Other Western, Central and Eastern Europe		The Americas		Africa and the Middle East
	2011	2010	2011	2010	2011	2010
Discount rate as at 31 December	2.9–4.8	2.4–5.8	7.6–10.7	7–7.6	13	7–10
Expected return on plan assets as at 1 January	3.3–7.3	2.9–7.3	7.6	6.5–8.2	—	—
Future salary increases	1–10	1–10	3.8	3.8–5.5	12	5–10
Future pension increases	1–2.1	1–2.1	2.9	2.8–3	—	—
Medical cost trend rate	3.5	3.5–4.5	5.1	5.1	—	—

Assumptions regarding future mortality rates are based on published statistics and mortality tables. For the Netherlands the rates are obtained from the ‘AG-Prognosetafel 2010-2060’, fully generational. Correction factors from TowersWatson are applied on these. For the UK the rates are obtained from the Continious Mortality Investigation 2011 projection model.

The overall expected long-term rate of return on assets is 5.5 per cent (2010: 6 per cent), which is based on the asset mix and the expected rate of return on each major asset class, as managed by the pension funds.

Assumed healthcare cost trend rates have no effect on the amounts recognised in profit or loss. A one percentage point change in assumed healthcare cost trend rates would not have any effect on profit or loss neither on the statement of financial position as at 31 December 2011.

Based on the most recent triannual review finalised in early 2010, HEINEKEN has agreed a 12-year plan aiming to fund the recovery of the Scottish & Newcastle pension fund through additional Company contributions. These could total GBP504 million of which GBP35 million has been paid to December 2011. As at 31 December 2011 the IAS 19 present value of the net obligations of the Scottish & Newcastle pension fund represents a GBP465 million (EUR557 million) deficit. No additional liability has to be recognised as the net present value of the minimum funding requirement does not exceed the net obligation. The start of the next review of the funding position and the recovery plan will take place no later than around year-end 2012 and is not expected to be finalised beginning 2013.

The Group expects the 2012 contributions to be paid for the defined benefit plan to be in line with 2011.

Historical information

In millions of EUR	2011	2010	2009	2008	2007
Present value of the defined benefit obligation	6,900	6,643	5,936	4,963	2,858
Fair value of plan assets	(5,860)	(5,646)	(4,858)	(4,231)	(2,535)
Deficit in the plan	1,040	997	1,078	732	323

Experience adjustments arising on plan liabilities, losses/(gains)	(30)	(24)	(116)	71	(4)
Experience adjustments arising on plan assets, (losses)/gains	(15)	320	313	(817)	16

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

29. Share-based payments – Long-Term Variable Award

As from 1 January 2005 HEINEKEN established a performance-based share plan (Long-Term Variable award; LTV) for the Executive Board. As from 1 January 2006 a similar plan was established for senior management. Under this LTV share rights are awarded to incumbents on an annual basis. The vesting of these rights is subject to the performance of HEINEKEN N.V. on specific performance conditions over a three year period.

The LTV 2009 – 2011 performance condition for the Executive Board is Relative Total Shareholder Return (RTSR) or TSR performance in comparison with the TSR performance of a selected peer group. The LTV 2009-2011 performance conditions for senior management are RTSR (25 per cent) and internal financial measures (75 per cent).

The performance conditions for LTV 2010-2012 and LTV 2011-2013 are the same for the Executive Board and senior management and comprise solely of internal financial measures, being Organic Gross Profit beia growth, Organic EBIT beia growth, Earnings Per Share (EPS) beia growth and Free Operating Cash Flow.

At target performance, 100 per cent of the awarded shares vest. At threshold performance, 50 per cent of the awarded shares vest. At maximum performance 200 per cent of the awarded shares vest for the Executive Board as well as senior managers contracted by the US and 175 per cent vest for all other senior managers.

The performance period for share rights granted in 2009 was from 1 January 2009 to 31 December 2011. The performance period for share rights granted in 2010 is from 1 January 2010 to 31 December 2012. The performance period for the share rights granted in 2011 is from 1 January 2011 to 31 December 2013. The vesting date for the Executive Board is within five business days, and for senior management the latest of 1 April and 20 business days, after the publication of the annual results of 2011, 2012 and 2013 respectively.

As HEINEKEN will withhold the tax related to vesting on behalf of the individual employees, the number of HEINEKEN N.V. shares to be received by the Executive Board and senior management will be a net number.

The terms and conditions of the share rights granted are as follows:

Grant date/employees entitled	Number*	Based on share price	Vesting conditions	Contractual life of rights
Share rights granted to Executive Board in 2009	53,083	21.90	Continued service and RTSR performance	3 years
Share rights granted to senior management in 2009	562,862	21.90	Continued service, 75% internal performance conditions and 25% RTSR performance	3 years
Share rights granted to Executive Board in 2010	55,229	33.27	Continued service, 100% internal performance conditions	3 years
Share rights granted to senior management in 2010	516,765	33.27	Continued service, 100% internal performance conditions	3 years
Share rights granted to Executive Board in 2011	65,072	36.69	Continued service, 100% internal performance conditions	3 years
Share rights granted to senior management in 2011	730,090	36.69	Continued service, 100% internal performance conditions	3 years

*	The number of shares is based on target performance.

Based on RTSR and internal performance, it is expected that approximately 593,428 shares will vest in 2012 for senior management.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

The number -as corrected for the expected performance for the various awards- and weighted average share price per share under the LTV of senior management are as follows:

	Weighted average share price 2011	Number of share rights 2011	Weighted average share price 2010	Number of share rights 2010*
Outstanding as at 1 January	30.11	1,575,880	30.35	1,481,269
Granted during the year	36.69	795,162	33.27	571,994
Forfeited during the year	31.73	(119,856)	30.89	(94,817)
Vested during the year	44.22	(234,485)	36.03	(253,377)
Performance adjustment	—	(470,187)	—	(129,189)
Outstanding as at 31 December	29.14	1,546,514	30.11	1,575,880

*	The 2010 figures are restated to reflect the performance adjustment in number of shares.

No vesting occurred under the 2008 – 2010 LTV of the Executive Board. A total of 234,485 (gross) shares vested under the 2008 – 2010 LTV of senior management.

Additionally, under extraordinary share plans 52,746 shares were granted and 17,864 (gross) shares vested. These extraordinary grants only have a service condition and vest between 1 and 5 years. The expenses relating to these expected additional grants are recognised in profit or loss during the vesting period. Expenses recognised in 2011 are EUR0.4 million (2010: EUR0.5 million).

The fair value of services received in return for share rights granted is based on the fair value of shares granted, measured using the Monte Carlo model (applicable for the LTV 2009 – 2011 LTV plan), with following inputs:

In EUR	Executive Board 2009	Senior management 2009
Fair value at grant date	512,359	8,478,659
Expected volatility	22.8%	22.8%
Expected dividends	2.1%	2.1%

Personnel expenses

In millions of EUR	Note	2011	2010
Share rights granted in 2008		—	3
Share rights granted in 2009		5	5
Share rights granted in 2010		1	7
Share rights granted in 2011		5	—
Total expense recognised as personnel expenses	10	11	15

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

30. Provisions

In millions of EUR	Note	Restructuring	Onerous contracts	Other	Total
Balance as at 1 January 2011		112	55	431	598
Changes in consolidation	6	—	—	15	15
Provisions made during the year		108	8	53	169
Provisions used during the year		(61)	(20)	(42)	(123)
Provisions reversed during the year		(10)	(3)	(61)	(74)
Effect of movements in exchange rates		—	—	(13)	(13)
Unwinding of discounts		2	2	13	17
Balance as at 31 December 2011		151	42	396	589

Non-current		84	30	335	449
Current		67	12	61	140
		151	42	396	589

Restructuring

The provision for restructuring of EUR151 million mainly relates to restructuring programmes in Spain, the Netherlands and the UK.

Other provisions

Included are, amongst others, surety and guarantees provided EUR27 million (2010: EUR56 million) and litigation and claims EUR207 million (2010: EUR230 million).

31. Trade and other payables

In millions of EUR	Note	2011	2010
Trade payables		2,009	1,660
Returnable packaging deposits		490	434
Taxation and social security contributions		665	652
Dividend		33	53
Interest		100	97
Derivatives		164	66
Share purchase mandate		—	96
Other payables		243	298
Accruals and deferred income		920	909
	32	4,624	4,265

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

32. Financial risk management and financial instruments

Overview

HEINEKEN has exposure to the following risks from its use of financial instruments, as they arise in the normal course of HEINEKEN’s business:

•	Credit risk

•	Liquidity risk

•	Market risk.

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

In a few countries the issue of new loans is outsourced to third parties. In most cases, HEINEKEN issues sureties (guarantees) to the third party for the risk of default by the customer.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Trade and other receivables

HEINEKEN’s local management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. Under the credit policies all customers requiring credit over a certain amount are reviewed and new customers are analysed individually for creditworthiness before HEINEKEN’s standard payment and delivery terms and conditions are offered. HEINEKEN’s review includes external ratings, where available, and in some cases bank references. Purchase limits are established for each customer and these limits are reviewed regularly. As a result of the deteriorating economic circumstances since 2008, certain purchase limits have been redefined. Customers that fail to meet HEINEKEN’s benchmark creditworthiness may transact with HEINEKEN only on a prepayment basis.

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

Advances to customers

Advances to customers relate to an upfront cash-discount to customers. The advances are amortised over the term of the contract as a reduction of revenue.

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

Guarantees

HEINEKEN’s policy is to avoid issuing guarantees where possible unless this leads to substantial benefits for the Group. In cases where HEINEKEN does provide guarantees, such as to banks for loans (to third parties), HEINEKEN aims to receive security from the third party.

HEINEKEN N.V. has issued a joint and several liability statement to the provisions of Section 403, Part 9, Book 2 of the Dutch Civil Code with respect to legal entities established in the Netherlands.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

In millions of EUR	Note	2011	2010
Loans and advances to customers	17	384	455
Indemnification receivable	17	156	145
Other long-term receivables	17	178	174
Held-to-maturity investments	17	5	4
Available-for-sale investments	17	264	190
Non-current derivatives	17	142	135
Investments held for trading	17	14	17
Trade and other receivables, excluding current derivatives	20	2,223	2,263
Current derivatives	20	37	10
Cash and cash equivalents	21	813	610
		4,216	4,003

The maximum exposure to credit risk for trade and other receivables (excluding derivatives) at the reporting date by geographic region was:

In millions of EUR	2011	2010
Western Europe	1,038	997
Central and Eastern Europe	448	458
The Americas	405	497
Africa and the Middle East	166	151
Asia Pacific	19	19
Head Office/eliminations	147	141
	2,223	2,263

Impairment losses

The ageing of trade and other receivables (excluding derivatives) at the reporting date was:

In millions of EUR	Gross 2011	Impairment 2011	Gross 2010	Impairment 2010
Not past due	1,909	(67)	1,894	(49)
Past due 0 – 30 days	233	(17)	250	(21)
Past due 31 – 120 days	210	(83)	271	(106)
More than 120 days	349	(311)	294	(270)
	2,701	(478)	2,709	(446)

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

The movement in the allowance for impairment in respect of trade and other receivables (excluding derivatives) during the year was as follows:

In millions of EUR	2011	2010
Balance as at 1 January	446	378
Impairment loss recognised	104	168
Allowance used	(17)	(52)
Allowance released	(47)	(53)
Effect of movements in exchange rates	(8)	5
Balance as at 31 December	478	446

The movement in the allowance for impairment in respect of loans during the year was as follows:

In millions of EUR	2011	2010
Balance as at 1 January	171	165
Changes in consolidation	—	(8)
Impairment loss recognised	10	37
Allowance used	(3)	(23)
Allowance released	(9)	(2)
Effect of movements in exchange rates	1	2
Balance as at 31 December	170	171

Impairment losses recognised for trade and other receivables (excluding derivatives) and loans are part of the other non-cash items in the consolidated statement of cash flows.

The income statement impact of EUR1 million (2010: EUR35 million) in respect of loans and the income statement impact of EUR57 million (2010: EUR115 million) in respect of trade receivables (excluding derivatives) were included in expenses for raw materials, consumables and services.

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

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Contractual maturities

The following are the contractual maturities of non-derivative financial liabilities and derivative financial assets and liabilities, including interest payments and excluding the impact of netting agreements:

In millions of EUR	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	2011 More than 5 years
Financial liabilities
Interest-bearing liabilities	9,183	(10,287)	(1,543)	(2,864)	(4,794)	(1,086)
Non-interest-bearing liabilities	27	(20)	7	(16)	(5)	(6)
Trade and other payables, excluding interest, dividends and derivatives	4,327	(4,327)	(4,327)	—	—	—
Derivative financial (assets) and liabilities
Interest rate swaps used for hedge accounting, net	(12)	9	(42)	26	(42)	67
Forward exchange contracts used for hedge accounting, net	46	(43)	(35)	(8)	—	—
Commodity derivatives used for hedge accounting, net	26	(26)	(22)	(4)	—	—
Derivatives not used for hedge accounting, net	102	(97)	(86)	(10)	(1)	—
	13,699	(14,791)	(6,048)	(2,876)	(4,842)	(1,025)

The total carrying amount and contractual cash flows of derivatives are included in trade and other receivables (note 20) and trade and other payables (note 31) and non-current non-interest bearing liabilities (note 25).

In millions of EUR	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	2010 More than 5 years
Financial liabilities
Interest-bearing liabilities	8,726	(10,073)	(1,316)	(830)	(6,087)	(1,840)
Non-interest-bearing liabilities	55	(58)	(38)	(7)	(11)	(2)
Trade and other payables, excluding interest, dividends and derivatives	4,049	(4,073)	(4,073)	–	–	–
Derivative financial (assets) and liabilities
Interest rate swaps used for hedge accounting, net	123	(87)	(25)	(31)	(78)	47
Forward exchange contracts used for hedge accounting, net	7	(16)	(20)	4	–	–
Commodity derivatives used for hedge accounting, net	7	(7)	(8)	3	(2)	–
Derivatives not used for hedge accounting, net	75	(121)	(77)	(15)	(29)	–
	13,042	(14,435)	(5,557)	(876)	(6,207)	(1,795)

The total carrying amount and contractual cash flows of derivatives are included in trade and other receivables (note 20), other investments (note 17), trade and other payables (note 31) and non-current non-interest-bearing liabilities (note 25).

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

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Foreign currency risk

HEINEKEN is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of HEINEKEN entities. The main currencies that give rise to this risk are the US dollar, euro and British pound.

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

It is HEINEKEN’s policy to provide intra-HEINEKEN financing in the functional currency of subsidiaries where possible to prevent foreign currency exposure on subsidiary level. The resulting exposure at Group level is hedged by means of forward exchange contracts. Intra-HEINEKEN financing in foreign currencies is mainly in British pounds, US dollars, Swiss franc and Polish zloty. In some cases HEINEKEN elects to treat intra-HEINEKEN financing with a permanent character as equity and does not hedge the foreign currency exposure.

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

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Exposure to foreign currency risk

HEINEKEN’s transactional exposure to the British pound, US dollar and euro was as follows based on notional amounts. The euro column relates to transactional exposure to the euro within subsidiaries which are reporting in other currencies.

			2011			2010
In millions	EUR	GBP	USD	EUR	GBP	USD
Financial Assets
Trade and other receivables	14	1	12	11	—	6
Cash and cash equivalents	52	60	21	40	—	6
Intragroup assets	4	455	1,384	—	355	1,203
Financial Liabilities
Interest bearing borrowings	(50)	(1,050)	(3,082)	(54)	(746)	(2,217)
Non-interest-bearing liabilities	—	—	(75)	—	—	—
Trade and other payables	(61)	—	(34)	(46)	—	(2)
Intragroup liabilities	(314)	—	(502)	(259)	—	(490)
Gross balance sheet exposure	(355)	(534)	(2,276)	(308)	(391)	(1,494)
Estimated forecast sales next year	119	16	1,041	129	1	947
Estimated forecast purchases next year	(442)	—	(723)	(463)	(1)	(539)
Gross exposure	(678)	(518)	(1,958)	(642)	(391)	(1,086)
Net notional amount forward exchange contracts	(851)	535	1,161	(915)	396	1,448
Net exposure	(1,529)	17	(797)	(1,557)	5	362
Sensitivity analysis
Equity	15	—	14	(5)	—	38
Profit or loss	—	—	—	—	(1)	—

Included in the US dollar amounts are intra-HEINEKEN cash flows. Within the net notional amount forward exchange contracts, the cross-currency interest rate swaps of HEINEKEN UK forms the largest component.

Sensitivity analysis

A 10 per cent strengthening of the euro against the British pound and US dollar or in case of the euro a strengthening of the euro against all other currencies as at 31 December would have increased (decreased) equity and profit by the amounts shown above. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2010.

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

Swap maturity follows the maturity of the related loans and borrowings and have swap rates for the fixed leg ranging from 1.0 to 8.1 per cent (2010: from 2.0 to 8.8 per cent).

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Interest rate risk – Profile

At the reporting date the interest rate profile of HEINEKEN’S interest-bearing financial instruments was as follows:

In millions of EUR	2011	2010
Fixed rate instruments
Financial assets	95	84
Financial liabilities	(5,253)	(5,275)
Interest rate swaps floating to fixed	(1,051)	(456)
	(6,209)	(5,647)

Variable rate instruments
Financial assets	431	633
Financial liabilities	(3,177)	(2,786)
Interest rate swaps fixed to floating	1,051	456
	(1,695)	(1,697)

Fair value sensitivity analysis for fixed rate instruments

During 2011, HEINEKEN opted to apply fair value hedge accounting on certain fixed rate financial liabilities. The fair value movements on these instruments are recognised in profit or loss. The change in fair value on these instruments was EUR(30) million in 2011 (2010: EUR(67) million), which was offset by the change in fair value of the hedge accounting instruments, which was EUR39 million (2010: EUR70 million).

A change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below (after tax).

In millions of EUR	100 bp increase	Profit or loss 100 bp decrease	100 bp increase	Equity 100 bp decrease
31 December 2011
Instruments designated at fair value	29	(29)	29	(29)
Interest rate swaps	(20)	21	(2)	2
Fair value sensitivity (net)	9	(8)	27	(27)

31 December 2010
Instruments designated at fair value	39	(40)	40	(40)
Interest rate swaps	(25)	27	(4)	5
Fair value sensitivity (net)	14	(13)	36	(35)

As part of the acquisition of Scottish & Newcastle in 2008, HEINEKEN took over a specific portfolio of euro floating-to-fixed interest rate swaps of which currently EUR690 million is still outstanding. Although interest rate risk is hedged economically, it is not possible to apply hedge accounting on this portfolio. A movement in interest rates will therefore lead to a fair value movement in the profit or loss under the other net financing income/(expenses). Any related non-cash income or expenses in our profit or loss are expected to reverse over time.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates constantly applied during the reporting period would have increased (decreased) equity and profit or loss by the amounts shown below (after tax). This analysis assumes that all other variables, in particular foreign currency rates, remain constant and excludes any possible change in fair value of derivatives at period-end because of a change in interest rates. The analysis is performed on the same basis for 2010.

In millions of EUR	100 bp increase	Profit or loss 100 bp decrease	100 bp increase	Equity 100 bp Decrease
31 December 2011
Variable rate instruments	(20)	20	(20)	20
Net interest rate swaps fixed to floating	8	(8)	8	(8)
Cash flow sensitivity (net)	(12)	12	(12)	12

31 December 2010
Variable rate instruments	(16)	16	(16)	16
Net interest rate swaps fixed to floating	3	(3)	3	(3)
Cash flow sensitivity (net)	(13)	13	(13)	13

Commodity price risk

Commodity price risk is the risk that changes in commodity prices will affect HEINEKEN’S income. The objective of commodity price risk management is to manage and control commodity risk exposures within acceptable parameters, whilst optimising the return on risk. The main commodity exposure relates to the purchase of cans, glass bottles, malt and utilities. Commodity price risk is in principle addressed by negotiating fixed prices in supplier contracts with various contract durations. So far, commodity hedging with financial counterparties by the Company is limited to the incidental sale of surplus CO2 emission rights and to aluminium hedging and, to a limited extent, gas hedging, which is done in accordance with risk policies. HEINEKEN does not enter into commodity contracts other than to meet HEINEKEN’S expected usage and sale requirements. As at 31 December 2011, the market value of aluminium swaps was EUR(22) million (2010: EUR12 million).

Cash flow hedges

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges, are expected to occur.

In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	2011 More than 5 years
Interest rate swaps:
Assets	170	1,904	120	107	726	951
Liabilities	(48)	(1,786)	(136)	(108)	(658)	(884)
Forward exchange contracts:
Assets	15	1,078	871	207	—	—
Liabilities	(49)	(1,111)	(896)	(215)	—	—
Commodity derivatives:
Assets	11	11	11	—	—	—
Liabilities	(36)	(36)	(32)	(4)	—	—
	63	60	(62)	(13)	68	67

The periods in which the cash flows associated with forward exchange contracts that are cash flow hedges are expected to impact profit or loss is on average two months earlier than the occurrence of the cash flows as in the above table.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	2010 More than 5 years
Interest rate swaps:
Assets	89	1,902	95	90	715	1,002
Liabilities	(105)	(1,921)	(158)	(118)	(690)	(955)
Forward exchange contracts:
Assets	10	1,093	805	288	—	—
Liabilities	(18)	(1,117)	(833)	(284)	—	—
Commodity derivatives:
Assets	26	27	8	18	1	—
Liabilities	(33)	(33)	(15)	(15)	(3)	—
	(31)	(49)	(98)	(21)	23	47

Fair value hedges/net investment hedges

The following table indicates the periods in which the cash flows associated with derivatives that are fair value hedges or net investment hedges are expected to occur.

In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	2011 More than 5 years
Interest rate swaps:
Assets	27	967	171	49	747	—
Liabilities	(136)	(1,059)	(180)	(22)	(857)	—
Forward exchange contracts:
Assets	—	177	177	—	—	—
Liabilities	(12)	(187)	(187)	—	—	—
	(121)	(102)	(19)	27	(110)	—

In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	2010 More than 5 years
Interest rate swaps:
Assets	32	1,009	64	176	769	—
Liabilities	(139)	(1,077)	(26)	(179)	(872)	—
Forward exchange contracts:
Assets	1	317	317	—	—	—
Liabilities	—	(309)	(309)	—	—	—
	(106)	(60)	46	(3)	(103)	—

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

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

Fair values

The fair values of financial assets and liabilities that differ from the carrying amounts shown in the statement of financial position are as follows:

In millions of EUR	Carrying amount 2011	Fair value 2011	Carrying amount 2010	Fair value 2010
Bank loans	(3,986)	(4,017)	(3,665)	(3,734)
Unsecured bond issues	(2,493)	(2,727)	(2,482)	(2,739)
Finance lease liabilities	(39)	(39)	(95)	(95)
Other interest-bearing liabilities	(2,009)	(2,039)	(1,927)	(2,260)

Basis for determining fair values

The significant methods and assumptions used in estimating the fair values of financial instruments reflected in the table above are discussed in note 4.

Fair value hierarchy

IFRS 7 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2)

•	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

31 December 2010	Level 1	Level 2	Level 3
Available-for-sale investments	81	—	183
Non-current derivative assets	—	142	—
Current derivative assets	—	37	—
Investments held for trading	14	—	—
	95	179	183

Non-current derivative liabilities	—	177	—
Current derivative liabilities	—	164	—
	—	341	—

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

31 December 2010	Level 1	Level 2	Level 3
Available-for-sale investments	70	—	120
Non-current derivative assets	—	135	—
Current derivative assets	—	10	—
Investments held for trading	17	—	—
	87	145	120

Non-current derivative liabilities	—	291	—
Current derivative liabilities	—	66	—
	—	357	—

In millions of EUR		2011	2010
Available-for-sale investments based on Level 3
Balance as at 1 January		120	162
Fair value adjustments recognised in other comprehensive income		61	(8)
Disposals		—	(26)
Transfers		2	(8)
Balance as at 31 December		183	120

33. Off-balance sheet commitments

In millions of EUR	Total 2011	Less than 1 year	1-5 years	More than 5 years	Total 2010
Lease & operational lease commitments	503	124	258	121	433
Property, plant & equipment ordered	50	45	2	3	49
Raw materials purchase contracts	3,843	1,413	2,134	296	4,503
Other off-balance sheet obligations	2,589	509	1,277	803	1,943
Off-balance sheet obligations	6,985	2,091	3,671	1,223	6,928

Undrawn committed bank facilities	1,274	233	1,041	—	2,188

HEINEKEN leases buildings, cars and equipment in the ordinary course of business.

Raw material contracts include long-term purchase contracts with suppliers in which prices are fixed or will be agreed based upon predefined price formulas. These contracts mainly relate to malt, bottles and cans.

During the year ended 31 December 2011 EUR241 million (2010: EUR224 million) was recognised as an expense in profit or loss in respect of operating leases and rent.

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

34. Contingencies

Netherlands

HEINEKEN is involved in an antitrust case initiated by the European Commission for particular violations of the European Union competition law. By decision of 18 April 2007 the European Commission concluded that HEINEKEN and other brewers operating in the Netherlands, restricted competition in the Dutch market during the period 1996 – 1999. This decision follows an investigation by the European Commission that commenced in March 2000. HEINEKEN fully cooperated with the authorities in this investigation. As a result of its decision, the European Commission imposed a fine on HEINEKEN of EUR219 million in April 2007.

On 4 July 2007 HEINEKEN filed an appeal with the European Court of First Instance against the decision of the European Commission as HEINEKEN disagrees with the findings of the European Commission. Pending appeal, HEINEKEN was obliged to pay the fine to the European Commission. This fine was paid in 2007 and was treated as an expense in the 2007 Annual Report.

In its judgment of 16 June 2011 the European Court of First Instance largely upheld the decision of the European Commission. However, the original fine was reduced by EUR21 million. On 26 August 2011 HEINEKEN appealed with the European Court of Justice against the judgment of the European Court of First Instance. A final decision is expected in 2013.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Brazil

As part of the acquisition of the beer operations of FEMSA, HEINEKEN also inherited existing legal proceedings with labour unions, tax authorities and other parties of its, now wholly-owned, subsidiary Cervejarias Kaiser (HEINEKEN Brazil). The proceedings have arisen in the ordinary course of business and are common to the current economic and legal environment of Brazil. The proceedings have partly been provided for, see note 30. The contingent amount being claimed against HEINEKEN Brazil resulting from such proceedings as at 31 December 2011 is EUR848 million. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against HEINEKEN Brazil. However, HEINEKEN believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations. HEINEKEN does not expect any significant liability to arise from these contingencies. A significant part of the aforementioned contingencies (EUR364 million) are tax related and qualify for indemnification by FEMSA, see note 17.

As is customary in Brazil, HEINEKEN Brazil has been requested by the tax authorities to collateralise tax contingencies currently in litigation amounting to EUR280 million by either pledging fixed assets or entering into available lines of credit which cover such contingencies.

Guarantees

In millions of EUR	Total 2011	Less than 1 year	1-5 years	More than 5 years	Total 2010
Guarantees to banks for loans (to third parties)	339	208	91	40	384
Other guarantees	372	128	7	237	271
Guarantees	711	336	98	277	655

Guarantees to banks for loans relate to loans to customers, which are given by external parties in the ordinary course of business of HEINEKEN. HEINEKEN provides guarantees to the banks to cover the risk related to these loans.

35. Related parties

Identification of related parties

HEINEKEN has a related party relationship with its associates and joint ventures (refer note 16), HEINEKEN Holding N.V., HEINEKEN pension funds (refer note 28), Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA), employees (refer note 25) and with its key management personnel (Executive Board and the Supervisory Board). For our shareholder structure reference is made to the section ‘Shareholder Information’.

Key management remuneration

In millions of EUR	2011	2010**
Executive Board	7.5	6.4
Supervisory Board	0.9	0.5
Total	8.4	6.9

Executive Board

The remuneration of the members of the Executive Board comprises a fixed component and a variable component. The variable component is made up of a Short-Term Variable pay and a Long-Term Variable award. The Short-Term Variable pay is based on financial and operational measures and on individual leadership targets as set by the Supervisory Board. It will be subject to the approval of the General Meeting of Shareholders to be held on 19 April 2012. It is partly paid out in shares that are blocked over a period of five calendar years. After the 5 calendar years HEINEKEN will match the blocked shares 1:1 which we refer to as the matching share entitlement. For the Long-Term Variable award see note 29. The separate remuneration report is stated on page 60.

As at 31 December 2011, J.F.M.L. van Boxmeer held 25,369 Company shares and D.R. Hooft Graafland 14,818 (2010: J.F.M.L. van Boxmeer 9,244 and D.R. Hooft Graafland 6,544 shares). D.R. Hooft Graafland held 3,052 shares of HEINEKEN Holding N.V. as at 31 December 2011 (2010: 3,052 shares).

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Executive Board

	Fixed Salary		Short-Term Variable Pay		Matching Share Entitlement**		Long-Term Variable award*		Pension Plan		Total
In thousands of EUR	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010**
J.F.M.L. van Boxmeer	1,050	950	1,764	1,306	882	653	669	595	590	464	4,955	3,968
D.R. Hooft Graafland	650	650	780	670	390	335	355	326	399	404	2,574	2,385
Total	1,700	1,600	2,544	1,976	1,272	988	1,024	921	989	868	7,529	6,353

*	The remuneration reported as part of LTV is based on IFRS accounting policies and does not reflect the value of vested performance shares.
**	Under agenda item 4c of the Annual General Meeting of Shareholders held on 21 April 2011 it was proposed to amend the short-term incentive for the Executive Board. A matching share entitlement was introduced already per pay-out over 2010. In our 2011 financial statement this has been reflected in the 2010 remuneration as the matching entitlement relates to the 2010 performance.

The matching share entitlement for 2010 is based on 2010 performance and was granted upon adoption of the remuneration policy by the Annual General Meeting of Shareholders. The matching share entitlement for 2011 is based on 2011 performance. The granted matching shares vest immediately and as such EUR2.3 million was recognised in the 2011 income statement, consisting of EUR1.0 million for 2010 and EUR1.3 million for 2011.

No vesting occurred under the 2008 – 2010 LTV of the Executive Board.

Supervisory Board

The individual members of the Supervisory Board received the following remuneration:

In thousands of EUR	2011	2010
C.J.A. van Lede	160	67
J.A. Fernández Carbajal**	85	35
M. Das	85	52
M.R. de Carvalho	135	53
J.M. Hessels	75	50
J.M. de Jong	80	53
A.M. Fentener van Vlissingen	80	50
M.E. Minnick	70	48
V.C.O.B.J. Navarre	75	48
J.G. Astaburuaga Sanjinés**	75	35
I.C. MacLaurin*	—	15
Total	920	506

*	Stepped down as at 22 April 2010.
**	Appointed as at 30 April 2010.

On the Annual General Meeting of Shareholders held on 21 April 2011 it was proposed, under agenda item 5, to increase the remuneration of our Supervisory Board. The fees initially established on 1 January 2006 were updated as per 1 January 2011 to reflect the increased size and global footprint of HEINEKEN and also to align to the market practice in Europe (excl. UK). In 2010 Mr. C.J.A. van Lede and Mr. M.R. de Carvalho both received EUR45 thousand from HEINEKEN Holding N.V. for attending meetings of the board of Directors of HEINEKEN Holding N.V. in their position of member of the Preparatory Committee. As of 2011 this fee is included in the fees as stated above and paid by HEINEKEN N.V.

M.R. de Carvalho held 8 shares of HEINEKEN N.V. as at 31 December 2011 (2010: 8 shares). As at 31 December 2011 and 2010, the Supervisory Board members did not hold any of the Company’s bonds or option rights. C.J.A. van Lede held 2,656 and M.R. de Carvalho held 8 shares of HEINEKEN Holding N.V. as at 31 December 2011 (2010: C.J.A. van Lede 2,656 and M.R. de Carvalho 8 shares).

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Other related party transactions

	Transaction value		Balance outstanding as at 31 December
In millions of EUR	2011	2010	2011	2010
Sale of products and services
To associates and joint ventures	98	93	35	12
To FEMSA	572	298	77	78
	670	391	112	90

Raw materials, consumables and services
Goods for resale – joint ventures	2	—	—	—
Other expenses – joint ventures	—	—	—	1
Other expenses FEMSA	128	54	13	—
	130	54	13	1

HEINEKEN Holding N.V.

In 2011, an amount of EUR586,942 (2010: EUR7.4 million) was paid to HEINEKEN Holding N.V. for management services for the HEINEKEN Group, the decrease in comparison to 2010 was caused by the acquisition of FEMSA and related services performed by HEINEKEN Holding N.V. in 2010.

This payment is based on an agreement of 1977 as amended in 2001, providing that HEINEKEN N.V. reimburses HEINEKEN Holding N.V. for its costs. Best practice provision III.6.4 of the Dutch Corporate Governance Code of 10 December 2008 has been observed in this regard.

FEMSA

As consideration for HEINEKEN’S acquisition of the beer operations of Fomento Economico Mexicano, S.A.B. de C.V. (FEMSA). FEMSA, became a major shareholder of HEINEKEN N.V. Therefore, several existing contracts between FEMSA and former FEMSA-owned companies acquired by HEINEKEN have become related-party contracts. The total revenue amount related to these related-party relationships amounts to EUR572 million.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

36. HEINEKEN entities

Control of HEINEKEN

The shares and options of the Company are traded on Euronext Amsterdam, where the Company is included in the main AEX index. HEINEKEN Holding N.V. Amsterdam has an interest of 50.005 per cent in the issued capital of the Company. The financial statements of the Company are included in the consolidated financial statements of HEINEKEN Holding N.V.

A declaration of joint and several liability pursuant to the provisions of Section 403, Part 9, Book 2, of the Dutch Civil Code has been issued with respect to legal entities established in the Netherlands marked with a • below.

Significant subsidiaries

		Ownership interest
	Country of incorporation	2011	2010
• HEINEKEN Nederlands Beheer B.V.	The Netherlands	100%	100%
• HEINEKEN Brouwerijen B.V.	The Netherlands	100%	100%
• HEINEKEN CEE Investments B.V.	The Netherlands	100%	100%
• HEINEKEN Nederland B.V.	The Netherlands	100%	100%
• HEINEKEN International B.V.	The Netherlands	100%	100%
• HEINEKEN Supply Chain B.V.	The Netherlands	100%	100%
• Amstel Brouwerij B.V.	The Netherlands	100%	100%
• Amstel Internationaal B.V.	The Netherlands	100%	100%
• Vrumona B.V.	The Netherlands	100%	100%
• Invebra Holland B.V.	The Netherlands	100%	100%
• B.V. Beleggingsmaatschappij Limba	The Netherlands	100%	100%
• Brand Bierbrouwerij B.V.	The Netherlands	100%	100%
• HEINEKEN CEE Holdings B.V.	The Netherlands	100%	100%
• Brasinvest B.V.	The Netherlands	100%	100%
• HEINEKEN Beer Systems B.V.	The Netherlands	100%	100%
Central Europe Beverages B.V.	The Netherlands	72%	72%
HEINEKEN France S.A.S.	France	100%	100%
HEINEKEN UK Ltd.	United Kingdom	100%	100%
Sociedade Central de Cervejas et Bebidas S.A.	Portugal	98.7%	98.7%
Oy Hartwell Ab.	Finland	100%	100%
HEINEKEN España S.A.	Spain	98.7%	98.7%
HEINEKEN Italia S.p.A.	Italy	100%	100%
Athenian Brewery S.A.	Greece	98.8%	98.8%
Brau Union AG	Austria	100%	100%
Brau Union Österreich AG	Austria	100%	100%
Grupa Zywiec S.A.	Poland	61.9%	61.9%
HEINEKEN Ireland Ltd.[1]	Ireland	100%	100%
HEINEKEN Hungária Sorgyárak Zrt.	Hungary	100%	100%
HEINEKEN Slovensko a.s.	Slovakia	100%	100%
HEINEKEN Switzerland AG	Switzerland	100%	100%

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Significant subsidiaries continued

		Ownership interest
	Country of incorporation	2011	2010
Karlovacka Pivovara d.o.o.	Croatia	100%	100%
Mouterij Albert N.V.	Belgium	100%	100%
Ibecor S.A.	Belgium	100%	100%
N.V. Brouwerijen Alken-Maes Brasseries S.A.	Belgium	99.9%	99.9%
LLC HEINEKEN Breweries	Russia	100%	100%
HEINEKEN USA Inc.	United States	100%	100%

HEINEKEN Ceská republika a.s.	Czech Republic	100%	100%
HEINEKEN Romania S.A.	Romania	98.4%	98.6%
FCJSC HEINEKEN Breweries	Belarus	100%	100%
OJSC, Rechitsapivo	Belarus	96.2%	95.4%
Commonwealth Brewery Ltd.	Bahamas	75%	100%
Windward & Leeward Brewery Ltd.	St Lucia	72.7%	72.7%
Cervecerias Baru-Panama S.A.	Panama	74.9%	74.9%
Nigerian Breweries Plc.	Nigeria	54.1%	54.1%
Al Ahram Beverages Company S.A.E.	Egypt	99.9%	99.9%
Brasserie Lorraine S.A.	Martinique	100%	100%
Surinaamse Brouwerij N.V.	Surinam	76.2%	76.2%
Cuauhtémoc Moctezuma Holding, S.A. de C.V.	Mexico	100%	100%
Fabricas Monterrey, S.A. de C.V.	Mexico	100%	100%
Silices de Veracruz, S.A. de C.V.	Mexico	100%	100%
Cervejarias Kaiser Brazil S.A.	Brazil	100%	100%
Consolidated Breweries Ltd.	Nigeria	50.5%	50.5%
Brasserie Almaza S.A.L.	Lebanon	67.0%	67.0%
Brasseries, Limonaderies et Malteries ‘Bralima’ S.A.R.L.	D.R. Congo	95.0%	95.0%
Brasseries et Limonaderies du Rwanda ‘Bralirwa’ S.A.	Rwanda	75.0%	75.0%
Brasseries et Limonaderies du Burundi ‘Brarudi’ S.A.	Burundi	59.3%	59.3%
Brasseries de Bourbon S.A.	Réunion	85.7%	85.7%
Sierra Leone Brewery Ltd.	Sierra Leone	83.1%	83.1%
Tango s.a.r.l.	Algeria	100%	100%
Société Nouvelle des Boissons Gazeuses S.A. (‘SNBG’)	Tunisia	74.5%	74.5%
Société Nouvelle de Brasserie S.A. ‘Sonobra’	Tunisia	49.9%	49.9%

[1]

In accordance with Article 17 of the Republic of Ireland Companies (Amendment) Act 1986, the Company issued an irrevocable guarantee for the year ended 31 December 2011 and 2010 regarding the liabilities of HEINEKEN Ireland Ltd., HEINEKEN Ireland Sales Ltd., West Cork Bottling Ltd., Western Beverages Ltd., Beamish and Crawford Ltd. and Nash Beverages Ltd as referred to in Article 5(l) of the Republic of Ireland Companies (Amendment) Act 1986.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

37. Subsequent events

Acquisition of business in Haiti

On 14 December 2011 HEINEKEN announced its intention to increase its shareholding in Brasserie Nationale d’Haiti S.A. (Brana), the country’s leading brewer from 22.5 per cent to 95 per cent. The transaction closed on 17 January 2012 and has been funded from existing resources.

Heineken N.V. financial statements	Notes to the consolidated financial statements continued

Executive and Supervisory Board statement

The members of the Supervisory Board signed the financial statements in order to comply with their statutory obligation pursuant to Article 2:101 paragraph 2 Civil Code.

The members of the Executive Board signed the financial statements in order to comply with their statutory obligation pursuant to Article 2:101 paragraph 2 Civil Code and Article 5:25c paragraph 2 sub c Financial Markets Supervision Act.

Amsterdam, 14 February 2012	Executive Board	Supervisory Board

	Van Boxmeer	Van Lede

	Hooft Graafland	Fernández Carbajal

Das

de Carvalho

Hessels

De Jong

Fentener van Vlissingen

Minnick

Navarre

Astaburuaga Sanjinés