Form 20-F
period 2012-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2013-04-08
CIK 1061736

As filed with the Securities and Exchange Commission on April 8, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

-i-

(continued)

-ii-

(continued)

-iii-

INTRODUCTION

This annual report contains information materially consistent with the information presented in the audited financial statements and is free of material misstatements of fact that are not material inconsistencies with the information in the audited financial statements.

References

The terms “FEMSA,” “our company,” “we,” “us” and “our,” are used in this annual report to refer to Fomento Económico Mexicano, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. We refer to our subsidiary Coca-Cola FEMSA, S.A.B. de C.V., as “Coca-Cola FEMSA,” our subsidiary FEMSA Comercio, S.A. de C.V., as “FEMSA Comercio,” and our subsidiary CB Equity LLP, as “CB Equity.”

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

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 12.9635 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2012, as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. On March 31, 2013, this exchange rate was Ps. 12.3155 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since 2008.

To the extent estimates are contained in this annual report, we believe that such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Per capita growth rates and population data have been computed based upon statistics prepared by the Instituto Nacional de Estadística, Geografía e Informática of Mexico (National Institute of Statistics, Geography and Information, which we refer to as INEGI), the U.S. Federal Reserve Board and Banco de México (Bank of Mexico), local entities in each country and upon our estimates.

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

ITEMS 1-2. NOT APPLICABLE

ITEM 3.       KEY INFORMATION

Selected Consolidated Financial Data

We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our date of transition to IFRS was January 1, 2011. These consolidated annual financial statements are our first financial statements prepared in accordance with IFRS. IFRS 1— “First-time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements. Note 27 to our audited consolidated financial statements contains an explanation of our adoption of IFRS and reconciliation between Mexican Financial Reporting Standards (Normas de Información Financiera Mexicanas, or “Mexican FRS”) and IFRS as of January 1, 2011 and December 31, 2011 and for the year ended December 31, 2011.

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2012 and 2011, and January 1, 2011, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2012 and 2011. Our consolidated financial statements as of and for the year ended December 31, 2012 were prepared in accordance with IFRS. The consolidated financial statements as of and for the year ended December 31, 2011 were prepared in accordance with IFRS, but they differ from the information previously published for 2011 because they were originally presented in accordance with Mexican FRS.

Pursuant to IFRS, the information presented in this annual report presents financial information for 2012 and 2011 in nominal terms in Mexican pesos, taking into account local inflation of any hyperinflationary economic environment and converting from local currency to Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country categorized as a hyperinflationary economic environment (for this annual report, only Venezuela). For each non-hyperinflationary economic environment, local currency is converted to Mexican pesos using the year-end exchange rate for assets and liabilities, the historical exchange rate for equity and the average exchange rate for the income statement.

Our non-Mexican subsidiaries maintain their accounting records in the currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and reported in Mexican pesos under these standards.

The following table presents selected financial information of our company. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto. The selected financial information contained herein is presented on a consolidated basis, and is not necessarily indicative of our financial position or results at or for any future date or period; see Note 3 to our audited consolidated financial statements for our significant accounting policies.

	Year Ended December 31,
	2012(1)(2)		2012(2)	2011(3)
	(in millions of Mexican pesos or millions of U.S. dollars, except share and per share data)
Income Statement Data:
IFRS
Total revenues	US$	18,383	Ps.238,309	Ps.201,540
Gross Profit		7,814	101,300	84,296
Income before Income Taxes and Share of the Profit of Associates and Joint Ventures Accounted for Using the Equity Method		2,124	27,530	23,552
Income taxes		613	7,949	7,618
Consolidated net income		2,164	28,051	20,901
Controlling interest net income		1,597	20,707	15,332
Non-controlling interest net income		567	7,344	5,569
Basic controlling interest net income:
Per Series B Share		0.08	1.03	0.77
Per Series D Share		0.10	1.30	0.96
Diluted controlling interest net income:
Per Series B Share		0.08	1.03	0.76
Per Series D Share		0.10	1.29	0.96
Weighted average number of shares outstanding (in millions):
Series B Shares		9,246.4	9,246.4	9,246.4
Series D Shares		8,644.7	8,644.7	8,644.7
Allocation of earnings:
Series B Shares		46.11%	46.11%	46.11%
Series D Shares		53.89%	53.89%	53.89%
Financial Position Data:
IFRS
Total assets	US$	22,829	Ps.295,942	Ps.263,362
Current liabilities		3,743	48,516	39,325
Long-term debt(4)		2,209	28,640	23,819
Other long-term liabilities		665	8,625	8,047
Capital stock		258	3,346	3,345
Total equity		16,212	210,161	192,171
Controlling interest		11,977	155,259	144,222
Non-controlling interest		4,235	54,902	47,949
Other Information
IFRS
Depreciation	US$	553	Ps. 7,175	Ps. 5,694
Capital expenditures(5)		1,200	15,560	12,666
Gross margin(6)		43%	43%	42%

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 12.9635 to US$ 1.00 solely for the convenience of the reader.

(2)	Includes results of Grupo Fomento Queretano from May 2012. See “Item 4—Information on the Company—The Company—Corporate History.”

(3)	Includes results of Grupo Tampico from October 2011 and from Grupo CIMSA from December 2011. See Item 4—Information on the Company—The Company—Corporate History.”

(4)	Includes long-term debt minus the current portion of long-term debt.

(5)	Includes investments in property, plant and equipment, intangible and other assets, net of cost of long lived assets sold.

(6)	Gross margin is calculated by dividing gross profit by total revenues.

Dividends

We have historically paid dividends per BD Unit (including in the form of American Depositary Shares, or ADSs) approximately equal to or greater than 1% of the market price on the date of declaration, subject to changes in our results and financial position, including due to extraordinary economic events and to the factors described in “Item 3. Key Information—Risk Factors” that affect our financial condition and liquidity. These factors may affect whether or not dividends are declared and the amount of such dividends. We do not expect to be subject to any contractual restrictions on our ability to pay dividends, although our subsidiaries may be subject to such restrictions. Because we are a holding company with no significant operations of our own, we will have distributable profits and cash to pay dividends only to the extent that we receive dividends from our subsidiaries. Accordingly, we cannot assure you that we will pay dividends or as to the amount of any dividends.

The following table sets forth for each year the nominal amount of dividends per share that we declared in Mexican peso and U.S. dollar amounts and their respective payment dates for the 2008 to 2012 fiscal years:

Date Dividend Paid	Fiscal Year with Respect to which Dividend was Declared	Aggregate Amount of Dividend Declared	Per Series B Share Dividend	Per Series B Share Dividend		Per Series D Share Dividend	Per Series D Share Dividend
May 8, 2008	2007(1)	Ps.1,620,000,000	Ps.0.0807	$0.0076		Ps.0.1009	$0.0095
May 4, 2009 and November 3, 2009(2)	2008	Ps.1,620,000,000	Ps.0.0807	$0.0061		Ps.0.1009	$0.0076
May 4, 2009			Ps.0.0404	$0.0030		Ps.0.0505	$0.0038
November 3, 2009			Ps.0.0404	$0.0030		Ps.0.0505	$0.0038
May 4, 2010 and November 3, 2010(3)	2009	Ps.2,600,000,000	Ps.0.1296	$0.0105		Ps.0.1621	$0.0132
May 4, 2010			Ps.0.0648	$0.0053		Ps.0.0810	$0.0066
November 3, 2010			Ps.0.0648	$0.0053		Ps.0.0810	$0.0066
May 4, 2011 and November 2, 2011(4)	2010	Ps.4,600,000,000	Ps.0.2294	$0.0199		Ps.0.28675	$0.0249
May 4, 2011			Ps.0.1147	$0.0099		Ps.0.14338	$0.0124
November 2, 2011			Ps.0.1147	$0.0100		Ps.0.14338	$0.0125
May 3, 2012 and November 6, 2012(5)	2011	Ps.6,200,000,000	Ps.0.3092	$0.0231		Ps.0.3865	$0.0288
May 3, 2012			Ps.0.1546	$0.0119		Ps.0.1932	$0.0149
November 6, 2012			Ps.0.1546	$0.0119		Ps.0.1932	$0.0149
May 7, 2013 and November 7, 2013(6)	2012	Ps.6,684,103,000	Ps.0.3333	N/a	(7)	Ps. 0.4166	N/a
May 7, 2013			Ps.0.1666	N/a		Ps.0.2083	N/a
November 7, 2013			Ps.0.1666	N/a		Ps.0.2083	N/a

(1)	The per series dividend amount has been adjusted for comparability purposes to reflect the 3:1 stock split effective May 25, 2007.

(2)	The dividend payment for 2008 was divided into two equal payments. The first payment was payable on May 4, 2009, with a record date of April 30, 2009, and the second payment was payable on November 3, 2009, with a record date of October 30, 2009.

(3)	The dividend payment for 2009 was divided into two equal payments. The first payment was payable on May 4, 2010, with a record date of May 3, 2010, and the second payment was payable on November 3, 2010, with a record date of November 2, 2010.

(4)	The dividend payment for 2010 was divided into two equal payments. The first payment was payable on May 4, 2011, with a record date of May 3, 2011, and the second payment was payable on November 2, 2011, with a record date of November 1, 2011.

(5)	The dividend payment for 2011 was divided into two equal payments. The first payment was payable on May 3, 2012 with a record date of May 2, 2012, and the second payment was payable on November 6, 2012 with a record date of November 5, 2012.

(6)	The dividend payment for 2012 was divided into two equal payments. The first payment will become payable on May 7, 2013 with a record date of May 6, 2013, and the second payment will become payable on November 7, 2013 with a record date of November 6, 2013.

(7)	The U.S. dollar amounts of the 2012 dividend payments will be based on the exchange rate at the time such payments are made.

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

Our bylaws provide that dividends will be allocated among the outstanding and fully paid shares at the time a dividend is declared in such manner that each Series D-B Share and Series D-L Share receives 125% of the dividend distributed in respect of each Series B Share. Holders of Series D-B Shares and Series D-L Shares are entitled to this dividend premium in connection with all dividends paid by us other than payments in connection with the liquidation of our company.

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

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and year-end noon exchange rate, expressed in Mexican pesos per U.S. dollar, as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Year ended December 31,	Exchange Rate
	High	Low	Average(1)	Year End
2008	Ps.13.94	Ps.9.92	Ps.11.21	Ps.13.83
2009	15.41	12.63	13.58	13.06
2010	13.19	12.16	12.64	12.38
2011	14.25	11.51	12.46	13.95
2012	14.37	12.63	13.14	12.96

(1)	Average month-end rates.

	Exchange Rate
	High	Low	Period End
2011:
First Quarter	Ps.12.25	Ps.11.92	Ps.11.92
Second Quarter	11.97	11.51	11.72
Third Quarter	13.87	11.57	13.77
Fourth Quarter	14.25	13.10	13.95
2012:
First Quarter	Ps.13.75	Ps.12.63	Ps.12.81
Second Quarter	14.37	12.73	13.41
Third Quarter	13.72	12.74	12.86
Fourth Quarter	13.25	12.71	12.96
October	13.09	12.71	13.09
November	13.25	12.92	12.92
December	13.01	12.72	12.96
2013:
January	Ps.12.79	Ps.12.59	Ps.12.73
February	12.88	12.63	12.78
March	12.80	12.32	12.32
First Quarter	12.88	12.32	12.32

RISK FACTORS

Risks Related to Our Company

Coca-Cola FEMSA

Coca-Cola FEMSA’s business depends on its relationship with The Coca-Cola Company, and changes in this relationship may adversely affect Coca-Cola FEMSA’s results and financial condition.

Substantially all of Coca-Cola FEMSA’s sales are derived from sales of Coca-Cola trademark beverages. Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages through standard bottler agreements in certain territories in Mexico and Latin America, which Coca-Cola FEMSA refers to as “Coca-Cola FEMSA’s territories.” See “Item 4. Information on the Company—Coca-Cola FEMSA—Coca-Cola FEMSA’s Territories.” Through its rights under Coca-Cola FEMSA’s bottler agreements and as a large shareholder, The Coca-Cola Company has the right to participate in the process for making important decisions related to Coca-Cola FEMSA’s business.

The Coca-Cola Company may unilaterally set the price for its concentrate. In addition, under Coca-Cola FEMSA’s bottler agreements, Coca-Cola FEMSA is prohibited from bottling or distributing any other beverages without The Coca-Cola Company’s authorization or consent, and Coca-Cola FEMSA may not transfer control of the bottler rights of any of its territories without prior consent from The Coca-Cola Company.

The Coca-Cola Company also makes significant contributions to Coca-Cola FEMSA’s marketing expenses, although it is not required to contribute a particular amount. Accordingly, The Coca-Cola Company may discontinue or reduce such contributions at any time.

Coca-Cola FEMSA depends on The Coca-Cola Company to renew Coca-Cola FEMSA’s bottler agreements. As of December 31, 2012, Coca-Cola FEMSA had eight bottler agreements in Mexico: (i) the agreements for Mexico’s Valley territory, which expire in June 2013 and April 2016, (ii) the agreements for the Central territory, which expire in August 2013, May 2015 and July 2016, (iii) the agreement for the Northeast territory, which expires in September 2014, (iv) the agreement for the Bajio territory, which expires in May 2015, and (v) the agreement for the Southeast territory, which expires in June 2013. Coca-Cola FEMSA’s bottler agreements with The Coca-Cola Company will expire for Coca-Cola FEMSA’s territories in other countries as follows: Argentina in September 2014; Brazil in April 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016 and Panama in November 2014. All of Coca-Cola FEMSA’s bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the applicable agreement. In addition, these agreements generally may be terminated in the case of material breach. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA.” Termination would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results and prospects.

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business, which may result in Coca-Cola FEMSA taking actions contrary to the interests of its remaining shareholders.

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business. As of March 31, 2013, The Coca-Cola Company indirectly owned 28.7% of Coca-Cola FEMSA’s outstanding capital stock, representing 37.0% of Coca-Cola FEMSA’s shares with full voting rights. The Coca-Cola Company is entitled to appoint five of Coca-Cola FEMSA’s maximum of 21 directors and the vote of at least two of them is required to approve certain actions by Coca-Cola FEMSA’s board of directors. As of March 31, 2013, we indirectly owned 48.9% of Coca-Cola FEMSA’s outstanding capital stock, representing 63.0% of Coca-Cola FEMSA’s shares with full voting rights. We are entitled to appoint 13 of Coca-Cola FEMSA’s maximum of 21 directors and all of its executive officers. We and The Coca-Cola Company together, or only we in certain circumstances, have the power to determine the outcome of all actions requiring the approval of Coca-Cola FEMSA’s board of directors, and we and The Coca-Cola Company together, or only we in certain circumstances, have the power to determine the outcome of all actions requiring the approval of Coca-Cola FEMSA’s shareholders. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA.” The interests of The Coca-Cola Company may be different from the interests of Coca-Cola FEMSA’s remaining shareholders, which may result in Coca-Cola FEMSA taking actions contrary to the interests of Coca-Cola FEMSA’s remaining shareholders.

Competition could adversely affect Coca-Cola FEMSA’s financial performance.

The beverage industry in the territories in which Coca-Cola FEMSA operates is highly competitive. Coca-Cola FEMSA faces competition from other bottlers of sparkling beverages, such as Pepsi products, and from producers of low cost beverages or “B brands.” Coca-Cola FEMSA also competes in beverage categories other than sparkling beverages, such as water, juice-based beverages, teas, sport drinks and value-added dairy products. Although competitive conditions are different in each of Coca-Cola FEMSA’s territories, Coca-Cola FEMSA competes principally in terms of price, packaging, consumer sales promotions, customer service and product innovation. See “Item 4. Information on the Company—Coca-Cola FEMSA—Competition.” There can be no assurances that Coca-Cola FEMSA will be able to avoid lower pricing as a result of competitive pressure. Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on Coca-Cola FEMSA’s financial performance.

Changes in consumer preference could reduce demand for some of Coca-Cola FEMSA’s products.

The non-alcoholic beverage industry is rapidly evolving as a result of, among other things, changes in consumer preferences. Specifically, consumers are becoming increasingly more aware of and concerned about environmental and health issues. Concerns over the environmental impact of plastic may reduce the consumption of Coca-Cola FEMSA’s products sold in plastic bottles or result in additional taxes that would adversely affect consumer demand. In addition, researchers, health advocates and dietary guidelines are encouraging consumers to reduce their consumption of certain types of beverages sweetened with sugar and High Fructose Corn Syrup (“HFCS”), which could reduce demand for certain of Coca-Cola FEMSA’s products. A reduction in consumer demand would adversely affect Coca-Cola FEMSA’s results.

Water shortages or any failure to maintain existing concessions could adversely affect Coca-Cola FEMSA’s business.

Water is an essential component of all of Coca-Cola FEMSA’s products. Coca-Cola FEMSA obtains water from various sources in its territories, including springs, wells, rivers and municipal and state water companies pursuant to either concessions granted by governments in its various territories or pursuant to contracts.

Coca-Cola FEMSA obtains the vast majority of the water used in its production pursuant to concessions to use wells, which are generally granted based on studies of the existing and projected groundwater supply. Coca-Cola FEMSA’s existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from local and/or federal water authorities. See “Item 4. Information on the Company—Regulatory Matters—Water Supply.” In some of Coca-Cola FEMSA’s other territories, Coca-Cola FEMSA’s existing water supply may not be sufficient to meet Coca-Cola FEMSA’s future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes.

We cannot assure you that water will be available in sufficient quantities to meet Coca-Cola FEMSA’s future production needs or will prove sufficient to meet Coca-Cola FEMSA’s water supply needs.

Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of goods sold and may adversely affect Coca-Cola FEMSA’s results.

In addition to water, Coca-Cola FEMSA’s most significant raw materials are (1) concentrate, which Coca-Cola FEMSA acquires from affiliates of The Coca-Cola Company, (2) sweeteners and (3) packaging materials. Prices for sparkling beverages’ concentrate are determined by The Coca-Cola Company as a percentage of the weighted average retail price in local currency, net of applicable taxes. We cannot assure you that The Coca-Cola Company will not increase the price of the concentrate for sparkling beverages or change the manner in which such price will be calculated in the future. The prices for Coca-Cola FEMSA’s remaining raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. Coca-Cola FEMSA is also required to meet all of its supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to it. Coca-Cola FEMSA’s sales prices are denominated in the local currency in each country in which it operates, while the prices of certain materials, including those used in the bottling of Coca-Cola FEMSA’s products, mainly resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans and HFCS, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of the countries in which Coca-Cola FEMSA operates, as was the case in 2008 and 2009. In 2011, the U.S. dollar did not appreciate against the currencies of most of the countries in which Coca-Cola FEMSA operated; however, in 2012, the U.S. dollar did appreciate against some of those currencies. We cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such currencies in the future. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.”

Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin and plastic preforms to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices and global resin supply. The average prices that Coca-Cola FEMSA paid for resin and plastic preforms in U.S. dollars were lower in 2012, as compared to 2011. We cannot provide any assurance that prices will not increase in future periods. During 2012, average sweetener prices, as a whole, were lower as compared to 2011 in all of the countries in which Coca-Cola FEMSA operates. From 2009 through 2012, international sugar prices were volatile due to various factors, including shifting demands, availability and climate issues affecting production and distribution. In all of the countries in which Coca-Cola FEMSA operates, other than Brazil, sugar prices are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay in excess of international market prices. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.” We cannot assure you that Coca-Cola FEMSA’s raw material prices will not further increase in the future. Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of goods sold and adversely affect Coca-Cola FEMSA’s financial performance.

Taxes could adversely affect Coca-Cola FEMSA’s business.

The countries in which Coca-Cola FEMSA operates may adopt new tax laws or modify existing laws to increase taxes applicable to Coca-Cola FEMSA’s business. For example, in Mexico, a general tax reform became effective on January 1, 2010, pursuant to which, as applicable to Coca-Cola-FEMSA, there was a temporary increase in the income tax rate from 28% to 30% from 2010 through 2012. Pursuant to an amendment issued at the end of 2012, the 30% income tax rate will continue to apply through 2013. In addition, the value added tax (“VAT”) rate in Mexico increased in 2010 from 15% to 16%.

In Panama, there was an increase in a certain consumer tax, effective as of April 1, 2010, affecting syrups, powders and concentrate. Some of these materials are used for the production of Coca-Cola FEMSA’s sparkling beverages. These taxes increased from 6% to 10%.

In November 2012, the government of the Province of Buenos Aires adopted Law No. 14,394, which increased the tax rate applied to product sales within the Province of Buenos Aires. If the products are manufactured in plants located in the territory of the Province of Buenos Aires, Law No. 14,394 increases the tax rate from 1% to 1.75%; if the products are manufactured in any other Argentine province, the law increases the tax rate from 3% to 4%.

In Brazil, the federal taxes applied on the production and sale of beverages are based on the national average retail price, calculated based on a yearly survey of each Brazilian beverage brand, combined with a fixed tax rate and a multiplier specific for each class of presentation (glass, plastic or can). On October 1, 2012, a number of changes to the Brazilian tax rate became effective. These changes include increases in the multipliers used to calculate soft drink taxes when presented in cans or glasses. Upon effectiveness, the multiplier for cans increased from 30.0% to 31.9%, and beginning in September 2014, the multiplier will gradually increase up to 38.1% in October 1, 2018. The multiplier for glasses increased from 35.0% to 37.2%, and beginning in September 2014, the multiplier will gradually increase up to 44.4% in October 1, 2018. In addition, the amendment suspended the 50% production tax benefit that had previously applied to juice-added soft drinks, and raised the rate for such beverages to the level currently applied to cola beverages. The amendments that benefited Coca-Cola FEMSA’s Brazilian subsidiary were the reduction of the production tax on concentrate, from 27.0% to 20.0%, and the elimination of the sale tax on mineral water (sparkling or still).

Coca-Cola FEMSA’s products are also subject to certain taxes in many of the countries in which it operates. Certain countries in Central America, Brazil and Argentina also impose taxes on sparkling beverages. See “Item 4. Information on the Company—Regulatory Matters—Taxation of Sparkling Beverages.” We cannot assure you that any governmental authority in any country where Coca-Cola FEMSA operates will not impose new taxes or increase taxes on Coca-Cola FEMSA’s products in the future. The imposition of new taxes or increases in taxes on Coca-Cola FEMSA’s products may have a material adverse effect on Coca-Cola FEMSA’s business, financial condition, prospects and results.

Regulatory developments may adversely affect Coca-Cola FEMSA’s business.

Coca-Cola FEMSA is subject to regulation in each of the territories in which it operates. The principal areas in which Coca-Cola FEMSA is subject to regulation are water, environment, labor, taxation, health and antitrust. Regulation can also affect Coca-Cola FEMSA’s ability to set prices for its products. See “Item 4. Information on the Company—Regulatory Matters.” The adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries in which Coca-Cola FEMSA operates may increase Coca-Cola FEMSA’s operating costs or impose restrictions on Coca-Cola FEMSA’s operations which, in turn, may adversely affect its financial condition, business and results. In particular, environmental standards are becoming more stringent in several of the countries in which Coca-Cola FEMSA operates, and Coca-Cola FEMSA is in the process of complying with these standards, although we cannot assure you that Coca-Cola FEMSA will be able to meet any timelines for compliance established by the relevant regulatory authorities. See “Item 4. Information on the Company—Regulatory Matters—Environmental Matters.” Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on Coca-Cola FEMSA’s future results or financial condition.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which Coca-Cola FEMSA operates. Currently, there are no price controls on Coca-Cola FEMSA’s products in any of the territories in which it has operations, except for those in (i) Argentina, where authorities directly supervise certain products sold through supermarkets to control inflation; and (ii) Venezuela, where the government has recently imposed price controls on certain products including bottled water. The imposition of these restrictions or voluntary price restraints in other territories may have an adverse effect on Coca-Cola FEMSA’s results and financial position. See “Item 4. Information on the Company—Regulatory Matters—Price Controls.” We cannot assure you that governmental authorities in any country where Coca-Cola FEMSA operates will not impose statutory price controls or that it will not need to implement voluntary price restraints in the future.

In January 2010, the Venezuelan government amended the Ley para la Defensa y Acceso a las Personas a los Bienes y Servicios (Access to Goods and Services Defense Law). Any violation by a company that produces, distributes and sells goods and services could lead to fines, penalties or the confiscation of the assets used to produce, distribute and sell these goods without compensation. Although Coca-Cola FEMSA believes it is in compliance with this law, consumer protection laws in Venezuela are subject to continuing review and changes, and any such changes may have an adverse impact on Coca-Cola FEMSA.

In July 2011, the Venezuelan government passed the Ley de Costos y Precios Justos (Fair Costs and Prices Law). The purpose of this law is to establish the regulations and administrative processes necessary to maintain the price stability of, and equal access to, goods and services. The law also creates the National Ministry of Costs and Prices, the main role of which is to oversee price controls and set maximum retail prices on certain consumer goods and services. Of Coca-Cola FEMSA’s products, only certain of its bottled water beverages were affected by these regulations, which mandated lower sale prices as of April 2012. Any failure to comply with this law would result in fines, temporary suspension or the closure of operations. We cannot assure you that the Venezuelan government’s future regulation of goods and services will not result in a forced reduction of prices in other of Coca-Cola FEMSA’s products, which could have a negative effect on Coca-Cola FEMSA’s results.

In May 2012, the Venezuelan government adopted significant changes to labor regulations. This amendment to Venezuela’s labor regulations could have a negative impact on Coca-Cola FEMSA’s business and operations. The principal changes that impact on Coca-Cola FEMSA’s operations are: (i) the requirement that employee terminations are now subject to governmental authorization; (ii) retroactive assessments for any modifications to Coca-Cola FEMSA’s severance payment system; (iii) the reduction of the maximum daily and weekly work hours (from 44 to 40 weekly); and (iv) the increase in obligatory weekly breaks, prohibiting any corresponding reduction in salaries.

In January 2012, the Costa Rican government approved a decree which regulates the sale of food and beverages in schools. The decree came into effect in 2012. Enforcement of this law will be gradual, from 2012 to 2014, depending on the specific characteristics of the food and beverage in question. According to the decree, the sale of specific sparkling beverages and still beverages that contain sugar, syrup or HFCS in any type of presentation in schools is prohibited. Coca-Cola FEMSA will still be allowed to sell water and certain still beverages in schools. We cannot assure you that the Costa Rican government will not further restrict sales of other of its products in schools in the future; any such further restrictions could lead to an adverse impact on its results.

Coca-Cola FEMSA’s operations have from time to time been subject to investigations and proceedings by antitrust authorities, and litigation relating to alleged anticompetitive practices. Coca-Cola FEMSA has also been subject to investigations and proceedings on environmental and labor matters. See “Item 8. Financial Information—Legal Proceedings.” We cannot assure you that these investigations and proceedings will not have an adverse effect on Coca-Cola FEMSA’s results or financial condition.

Economic and political conditions in the countries in which Coca-Cola FEMSA operates other than Mexico may increasingly adversely affect its business.

In addition to Mexico, Coca-Cola FEMSA conducts operations in Brazil, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Argentina. Total revenues from Coca-Cola FEMSA’s combined non-Mexican operations decreased as a percentage of its consolidated total revenues from 63.8% in 2011 to 60.8% in 2012; for the same non-Mexican operations, Coca-Cola FEMSA’s gross profit decreased as a percentage of its consolidated gross profit from 62.2% in 2011 to 59.3% in 2012. Given the relevance of Coca-Cola FEMSA’s non-Mexican operations, its results continue to be affected by the economic and political conditions in the countries, other than Mexico, where it conducts operations.

Coca-Cola FEMSA’s business may be affected by the general conditions of the Brazilian economy, the rate of inflation, Brazilian interest rates or exchange rates for Brazilian reais. Decreases in the growth rate of the Brazilian economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for Coca-Cola FEMSA’s products, lower real pricing of its products or a shift to lower margin products.

Consumer demand, preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic and political conditions in the other countries in which Coca-Cola FEMSA operates. These conditions vary by country and may not be correlated to conditions in Coca-Cola FEMSA’s Mexican operations. In Venezuela, Coca-Cola FEMSA continues to face exchange rate risk as well as scarcity of and restrictions on importing raw materials. Deterioration in economic and political conditions in any of these countries would have an adverse effect on Coca-Cola FEMSA’s financial position and results.

Venezuelan political events may affect Coca-Cola FEMSA’s operations. Although Venezuela will hold elections on April 14, 2013, in light of the death of President Hugo Chavez, political uncertainty remains. We cannot provide any assurances that political developments in Venezuela, over which Coca-Cola FEMSA has no control, will not have an adverse effect on Coca-Cola FEMSA’s business, financial condition or results.

On October 7, 2012, General Otto Peréz Molina, representing the Partido Patriota (Patriot Party), was elected to the presidency in Guatemala. We cannot assure you that the elected president will continue to apply the same policies that have been applied to Coca-Cola FEMSA in the past.

Depreciation of the local currencies of the countries in which Coca-Cola FEMSA operates against the U.S. dollar may increase Coca-Cola FEMSA’s operating costs. Coca-Cola FEMSA has also operated under exchange controls in Venezuela since 2003, which limit its ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price paid for raw materials and services purchased in local currency. In February 2013, the Venezuelan government announced a devaluation in its official exchange rate, from 4.30 to 6.30 bolivars per US$ 1.00. For further information, please see Note 3.3 and Note 29 to our audited consolidated financial statements. Future changes in the Venezuelan exchange control regime, and future currency devaluations or the imposition of exchange controls in any of the countries in which Coca-Cola FEMSA has operations could have an adverse effect on its financial position and results.

We cannot assure you that political or social developments in any of the countries in which Coca-Cola FEMSA has operations, over which we have no control, will not have a corresponding adverse effect on the global market or on Coca-Cola FEMSA’s business, financial condition or results.

Weather conditions may adversely affect Coca-Cola FEMSA’s results.

Lower temperatures and higher rainfall may negatively impact consumer patterns, which may result in lower per capita consumption of Coca-Cola FEMSA’s beverage offerings. Additionally, adverse weather conditions may affect road infrastructure in the territories in which Coca-Cola FEMSA operates and limit Coca-Cola FEMSA’s ability to sell and distribute its products, thus affecting its results.

Coca-Cola FEMSA now conducts business in countries in which it has not previously operated and that present different or greater risks than certain countries in Latin America.

As a result of the acquisition of 51% of the outstanding shares of the Coca-Cola Bottlers Philippines, Inc. (“CCBPI”), Coca-Cola FEMSA has expanded its geographic reach from Latin America to include the Philippines. The Philippines presents different risks than the risks Coca-Cola FEMSA faces in Latin America. Coca-Cola FEMSA has not previously conducted business in CCPBI’s territories. Coca-Cola FEMSA now faces competitive pressures that are different than those Coca-Cola FEMSA has historically faced. In the Philippines, Coca-Cola FEMSA is the only beverage company competing across categories, and it faces significant competition in each category. In addition, the per capita income of the population in Philippines is lower than the average per capita income in the countries in which Coca-Cola FEMSA currently operates, and the distribution and marketing practices in the Philippines differ from Coca-Cola FEMSA’s historical practices. Coca-Cola FEMSA may have to adapt its marketing and distribution strategies to compete effectively. Coca-Cola FEMSA’s inability to compete effectively may have an adverse effect on its future results. See “Item 4. Information on the Company—The Company—Recent Acquisitions.”

FEMSA Comercio

Competition from other retailers in Mexico could adversely affect FEMSA Comercio’s business.

The Mexican retail sector is highly competitive. FEMSA participates in the retail sector primarily through FEMSA Comercio. FEMSA Comercio’s OXXO stores face competition from small-format stores like 7-Eleven, Super Extra, Super City, Círculo K stores and other numerous chains of retailers across Mexico, from other regional small format retailers to small informal neighborhood stores. In particular, small informal neighborhood stores can sometimes avoid regulatory oversight and taxation, enabling them to sell certain products at below market prices. In addition, these small informal neighborhood stores could improve their technological capabilities so as to enable credit card transactions and electronic payment of utility bills, which would diminish FEMSA Comercio’s competitive advantage. FEMSA Comercio may face additional competition from new market entrants. Increased competition may limit the number of new locations available to FEMSA Comercio and require FEMSA Comercio to modify its product offering or pricing. In addition, consumers may prefer alternative products or store formats offered by competitors. As a result, FEMSA Comercio’s results and financial position may be adversely affected by competition in the future.

Sales of OXXO convenience stores may be adversely affected by changes in economic conditions in Mexico.

Convenience stores often sell certain products at a premium. The convenience store market is thus highly sensitive to economic conditions, since an economic slowdown is often accompanied by a decline in consumer purchasing power, which in turn results in a decline in the overall consumption of FEMSA Comercio’s main product categories. During periods of economic slowdown, OXXO stores may experience a decline in traffic per store and purchases per customer, and this may result in a decline in FEMSA Comercio’s results.

Taxes could adversely affect FEMSA Comercio’s business.

Mexico may adopt new tax laws or modify existing laws to increase taxes applicable to FEMSA Comercio’s business. For example, a general tax reform became effective on January 1, 2010, pursuant to which, as applicable to FEMSA Comercio, there was a temporary increase in the income tax rate from 28% to 30% from 2010 through 2012. Pursuant to an amendment issued at the end of 2012, the 30% income tax rate will continue to apply through 2013. In addition, the VAT rate in Mexico increased in 2010 from 15% to 16%. If the VAT rate increases, it could cause lower traffic or ticket figures for FEMSA Comercio.

FEMSA Comercio may not be able to maintain its historic growth rate.

FEMSA Comercio increased the number of OXXO stores at a compound annual growth rate of 13.6% from 2008 to 2012. The growth in the number of OXXO stores has driven growth in total revenue and results at FEMSA Comercio over the same period. As the overall number of stores increases, percentage growth in the number of OXXO stores is likely to decrease. In addition, as convenience store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same store sales, average ticket and store traffic. As a result, FEMSA Comercio’s future results and financial condition may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and results. In Colombia, FEMSA Comercio may not be able to maintain similar historic growth rates to those in Mexico.

FEMSA Comercio’s business may be adversely affected by an increase of insecurity in Mexico.

In recent years, crime rates have remained high, particularly in the north of Mexico, and there has been a particular increase in drug-related crime and other organized crime. Although FEMSA Comercio has stores across the majority of the Mexican territory, the north of Mexico represents an important region in FEMSA Comercio’s operations. An increase in crime rates could negatively affect sales and customer traffic, increase security expenses incurred in each store, result in higher turnover of personnel or damage to the perception of the OXXO brand, each of which could have an adverse effect on FEMSA Comercio’s business.

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

FEMSA Comercio’s business could be adversely affected by a failure, interruption, or breach of our IT system.

FEMSA Comercio’s business relies heavily on its advanced IT system to effectively manage its data, communications, connectivity, and other business processes. Although we constantly improve our IT system and protect it with advanced security measures, it may still be subject to defects, interruptions, or security breaches such as viruses or data theft. Such a defect, interruption, or breach could adversely affect FEMSA Comercio’s results or financial position.

FEMSA Comercio’s business may be adversely affected by an increase in the price of electricity.

The performance of FEMSA Comercio’s stores would be adversely affected by increases in the price of utilities on which the stores depend, such as electricity. Although the price of electricity in Mexico has remained stable recently, it could potentially increase as a result of inflation, shortages, interruptions in supply, or other reasons, and such an increase could adversely affect our results or financial position.

Risks Related to Our Holding of Heineken N.V. and Heineken Holding N.V. Shares

FEMSA does not control Heineken N.V.’s and Heineken Holding N.V.’s decisions.

On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in Heineken N.V. and Heineken Holding N.V. (which, together with their respective subsidiaries, we refer to as Heineken or the Heineken Group). As a consequence of this transaction, which we refer to as the Heineken transaction, FEMSA now participates in the Heineken Holding N.V. Board of Directors, which we refer to as the Heineken Holding Board, and in the Heineken N.V. Supervisory Board, which we refer to as the Heineken Supervisory Board. However, FEMSA is not a majority or controlling shareholder of Heineken N.V. or Heineken Holding N.V., nor does it control the decisions of the Heineken Holding Board or the Heineken Supervisory Board. Therefore, the decisions made by the majority or controlling shareholders of Heineken N.V. or Heineken Holding N.V. or the Heineken Holding Board or the Heineken Supervisory Board may not be consistent with or may not consider the interests of FEMSA’s shareholders or may be adverse to the interests of FEMSA’s shareholders. Additionally, FEMSA has agreed not to disclose non-public information and decisions taken by Heineken.

Heineken is present in a large number of countries.

Heineken is a global brewer and distributor of beer in a large number of countries. As a consequence of the Heineken transaction, FEMSA shareholders are indirectly exposed to the political, economic and social circumstances affecting the markets in which Heineken is present, which may have an adverse effect on the value of FEMSA’s interest in Heineken, and, consequently, the value of FEMSA shares.

Strengthening of the Mexican peso compared to the Euro.

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

Risks Related to Our Principal Shareholders and Capital Structure

A majority of our voting shares are held by a voting trust, which effectively controls the management of our company, and the interests of which may differ from those of other shareholders.

As of March 15, 2013, a voting trust, of which the participants are members of seven families, owned 38.69% of our capital stock and 74.86% of our capital stock with full voting rights, consisting of the Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

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

We are a holding company. Accordingly, our cash flows are principally derived from dividends, interest and other distributions made to us by our subsidiaries. Currently, our subsidiaries do not have contractual obligations that require them to pay dividends to us. In addition, debt and other contractual obligations of our subsidiaries may in the future impose restrictions on our subsidiaries’ ability to make dividend or other payments to us, which in turn may adversely affect our ability to pay dividends to shareholders and meet its debt and other obligations. As of December 31, 2012, we had no restrictions on our ability to pay dividends. Given the exchange of 100% of our ownership of the business of Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza, S.A. de C.V.) (which we refer to as Cuauhtémoc Moctezuma or FEMSA Cerveza) for a 20% economic interest in Heineken, our non-controlling shareholder position in Heineken means that we will be unable to require payment of dividends with respect to the Heineken shares.

Risks Related to Mexico and the Other Countries in Which We Operate

Adverse economic conditions in Mexico may adversely affect our financial position and results.

We are a Mexican corporation, and our Mexican operations are our single most important geographic territory. Given the exchange of 100% of our FEMSA Cerveza business for a 20% economic interest in the Heineken Group, FEMSA shareholders may face a lesser degree of exposure with respect to economic conditions in Mexico and a greater degree of indirect exposure to the political, economic and social circumstances affecting the markets in which Heineken is present. For the year ended December 31, 2012, 62% of our consolidated total revenues were attributable to Mexico and at the net income level the percentage attributable to our Mexican operations is further reduced. The Mexican economy experienced a downturn as a result of the impact of the global financial crisis on many emerging economies that began in the second half of 2008 and continued through 2010.

In 2012, Mexican gross domestic product, or GDP, increased by approximately 3.9% on an annualized basis compared to 2011, due to an improvement in most sectors of the economy, driven by agriculture. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, further deterioration in economic conditions in, or delays in recovery of, the U.S. economy may hinder any recovery in Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our results. Given the global macroeconomic downturn in 2009 and 2010, and the slow and incipient recovery in 2011 and 2012, which also affected the Mexican economy, we cannot assure you that such conditions will not have a material adverse effect on our results and financial position going forward.

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

In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate debt, Mexican peso-denominated funding, which constituted 18.3% of our total debt as of December 31, 2012 (the total amount of the debt and the variable rate debt used in the calculation of this percentage considers converting only the units of investments debt for the related cross currency swap, and it also includes the effect of related interest rate swaps), and have an adverse effect on our financial position and results.

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial position and results.

Depreciation of the Mexican peso relative to the U.S. dollar increases the cost to us of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars, and thereby negatively affects our financial position and results. A severe devaluation or depreciation of the Mexican peso may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. Although the value of the Mexican peso against the U.S. dollar had been fairly stable until mid-2008, in the fourth quarter of 2008, the Mexican peso depreciated approximately 27% compared to the fourth quarter of 2007. Since 2008, the Mexican peso has continued to experience exchange rate fluctuations relative to the U.S. dollar, as follows. During 2010 and 2011, the Mexican peso experienced different fluctuations relative to the U.S. dollar of approximately 5.6% of recovery and 12.7% of depreciation compared to the years of 2009 and 2010 respectively. During 2012, the Mexican peso experienced an appreciation relative to the U.S. dollar of approximately 7.1% compared to 2011. In the first quarter of 2013, the Mexican peso appreciated approximately 5.0% relative to the U.S. dollar compared to the fourth quarter of 2012.

While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future, as it has done in the past. Currency fluctuations may have an adverse effect on our financial position, results and cash flows in future periods.

When the financial markets are volatile, as they have been in recent periods, our results may be substantially affected by variations in exchange rates and commodity prices, and to a lesser degree, interest rates. These effects include foreign exchange gain and loss on assets and liabilities denominated in U.S. dollars, fair value gain and loss on derivative financial instruments, commodities prices and changes in interest income and interest expense. These effects can be much more volatile than our operating performance and our operating cash flows.

Political events in Mexico could adversely affect our operations.

Mexican political events may significantly affect our operations. Presidential elections in Mexico occur every six years, with the most recent one occurring in July 2012. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional, was elected as the new president of Mexico and took office on December 1, 2012. As with any governmental change, the new government may lead to significant changes in governmental policies, may contribute to economic uncertainty and to heightened volatility of the Mexican capital markets and securities issued by Mexican companies. Currently, no single party has a majority in the Senate or the Cámara de Diputados (House of Representatives), and the absence of a clear majority by a single party could result in government gridlock and political uncertainty due to the Mexican congress’ potential inability to reach consensus on the structural reforms required to modernize certain sectors of and foster growth in the Mexican economy. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, results and prospects.

Insecurity in Mexico could increase, and this could adversely affect our results.

The presence and increasing levels of violence among drug cartels, and between these and the Mexican law enforcement and armed forces, pose a risk to our business. Organized criminal activity and related violent incidents remained high during 2012 and to a lesser extent in the first quarter of 2013 and are relatively concentrated along the northern Mexican border, as well as in certain other Mexican states such as Sinaloa, Michoacán and Guerrero. The principal driver of organized criminal activity is the drug trade that aims to supply and profit from the uninterrupted demand for drugs and the supply of weapons from the United States. This situation could impact our business because consumer habits and patterns adjust to the increased perceived and real insecurity as people refrain from going out as much and gradually shift some on-premise consumption to off-premise consumption of food and beverages on certain social occasions. Insecurity could increase, and this could therefore adversely affect our operational and financial results.

Depreciation of local currencies in other Latin American countries in which we operate may adversely affect our financial position.

Total revenues increased in certain of our non-Mexican beverage operations at a higher rate relative to their respective Mexican operations in 2012. The recurrence of such a higher rate of total revenue growth could result in a greater contribution to the respective results for these territories, but may also expose us to greater risk in these territories as a result. The devaluation of the local currencies against the U.S. dollar in our non-Mexican territories can increase our operating costs in these countries, and depreciation of the local currencies against the Mexican peso can negatively affect our results for these countries. In recent years, the value of the currency in the countries in which we operate had been relatively stable except in Venezuela. Future currency devaluation or the imposition of exchange controls in any of these countries, including Mexico, would have an adverse effect on our financial position and results.

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

We conduct our operations through the following principal holding companies, each of which we refer to as a principal sub-holding company:

•	Coca-Cola FEMSA, which engages in the production, distribution and marketing of beverages;

•	FEMSA Comercio, which operates small-format stores; and

•	CB Equity, which holds our investment in Heineken.

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

In 1974, the Monterrey Group was split between two branches of the descendants of the founding families of Cuauhtémoc. The steel and other packaging operations formed the basis for the creation of Corporación Siderúrgica, S.A. (now Alfa, S.A.B. de C.V.), controlled by the Garza Sada family, and the beverage and banking operations were consolidated under the Valores Industriales, S.A. de C.V. (the corporate predecessor of FEMSA) corporate umbrella controlled by the Garza Lagüera family. FEMSA’s shares were first listed on what is now the Bolsa Mexicana de Valores, S.A.B. de C.V. (which we refer to as the Mexican Stock Exchange) on September 19, 1978. Between 1977 and 1981, FEMSA diversified its operations through acquisitions in the soft drinks and mineral water industries, the establishment of the first stores under the trade name OXXO and other investments in the hotel, construction, auto parts, food and fishing industries, which were considered non-core businesses and were subsequently divested.

In the 1990s, we began a series of strategic transactions to strengthen the competitive positions of our operating subsidiaries. These transactions included the sale of a 30% strategic interest in Coca-Cola FEMSA to a wholly-owned subsidiary of The Coca-Cola Company and a subsequent public offering of Coca-Cola FEMSA shares, both of which occurred in 1993. Coca-Cola FEMSA listed its L shares on the Mexican Stock Exchange, and, in the form of ADS, on the New York Stock Exchange.

In 1998, we completed a reorganization that changed our capital structure by converting our outstanding capital stock at the time of the reorganization into BD Units and B Units, and united the shareholders of FEMSA and the former shareholders of Grupo Industrial Emprex, S.A. de C.V. (which we refer to as Emprex) at the same corporate level through an exchange offer that was consummated on May 11, 1998. As part of the reorganization, FEMSA listed ADSs on the NYSE representing BD Units, and listed the BD Units and its B Units on the Mexican Stock Exchange.

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

In November 2007, Administración S.A.P.I., a Mexican company owned directly or indirectly by Coca-Cola FEMSA and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle, S.A.P.I. de C.V. (which we refer to as Jugos del Valle). The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In 2008, Coca-Cola FEMSA, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and the Brazilian operations, respectively, of Jugos del Valle. Taking into account the participation held by Grupo Fomento Queretano, Coca-Cola FEMSA currently holds an interest of 25.1% in the Mexican joint business and approximately 19.7% in the Brazilian joint businesses. Jugos del Valle sells fruit juice-based beverages and fruit derivatives.

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

In January 2010, FEMSA announced that its Board of Directors unanimously approved a definitive agreement under which FEMSA would exchange its FEMSA Cerveza business for a 20% economic interest in Heineken, one of the world’s leading brewers. In April 2010, FEMSA announced the closing of the transaction, after Heineken N.V., Heineken Holding N.V. and FEMSA held their corresponding AGMs and approved the transaction. Under the terms of the agreement, FEMSA received 43,018,320 shares of Heineken Holding N.V. and 43,009,699 shares of Heineken N.V., with an additional 29,172,504 shares of Heineken N.V. (which shares we refer to as the Allotted Shares) to be delivered pursuant to an allotted share delivery instrument, or the ASDI. Heineken also assumed US$ 2.1 billion of indebtedness, including FEMSA Cerveza’s unfunded pension obligations. The Allotted Shares were delivered to FEMSA in several installments during 2010 and 2011, with the final installment delivered on October 5, 2011. As of December 31, 2012, FEMSA’s interest in Heineken N.V. represented 12.53% of Heineken N.V.’s outstanding capital and 14.94% of Heineken Holding N.V.’s outstanding capital. The principal terms of the Heineken transaction documents are summarized below in “Item 10. Additional Information—Material Contracts.”

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

On December 31, 2010, FEMSA sold its flexible packaging and label operations, Grafo Regia, S.A. de C.V., to a Mexican subsidiary of GPC III, B.V. This transaction was part of FEMSA’s strategy to divest non-core businesses.

During the third quarter of 2010, Coca-Cola FEMSA completed a transaction with a Brazilian subsidiary of The Coca-Cola Company to produce, sell and distribute Matte Leão branded products. This transaction reinforced Coca-Cola FEMSA’s non-carbonated product offering through the platform that is operated by The Coca-Cola Company and its bottling partners in Brazil. As a part of the agreement, Coca-Cola FEMSA has been selling and distributing certain Matte Leão branded ready-to-drink products since the first quarter of 2010. As of March 31, 2013, Coca-Cola FEMSA had a 19.4% indirect interest in the Matte Leão business in Brazil.

In March 2011, a consortium of investors formed by FEMSA, the Macquarie Mexican Infrastructure Fund and other investors, acquired Energía Alterna Istmeña, S. de R.L. de C.V., which we refer to as EAI, and Energía Eólica Mareña, S.A. de C.V., which we refer to as EEM, from subsidiaries of Preneal, S.A., which we refer to as Preneal. EAI and EEM together constitute the Mareña Renovables Wind Farm, a 396 megawatt late-stage wind energy project in the southeastern region of the State of Oaxaca. The Mareña Renovables Wind Farm is expected to be the largest wind power farm in Latin America. On February 23, 2012, a wholly-owned subsidiary of Mitsubishi Corporation, and Stichting Depositary PGGM Infrastructure Funds, a pension fund managed by PGGM, acquired the 45% interest held by FEMSA in the parent companies of the Mareña Renovables Wind Farm. The sale of FEMSA’s participation as an investor resulted in a gain of Ps. 933 million. Certain subsidiaries of FEMSA, FEMSA Comercio and Coca-Cola FEMSA have entered into 20-year wind power supply agreements with the Mareña Renovables Wind Farm to purchase energy output produced by it. These agreements will remain in full force and effect.

In March 2011, Coca-Cola FEMSA, with The Coca-Cola Company and through Compañía Panameña de Bebidas S.A.P.I. de C.V., acquired Grupo Industrias Lácteas S.A., which we refer to as Estrella Azul, a Panamanian company engaged for more than 50 years in the dairy and juice-based beverage categories. Coca-Cola FEMSA acquired a 50% interest and will continue to develop this business with The Coca-Cola Company. Beginning in April 2011, both The Coca-Cola Company and Coca-Cola FEMSA commenced the gradual integration of Estrella Azul into the existing beverage platform they share for the development of non-carbonated products in Panama.

In October 2011, Coca-Cola FEMSA merged with Administradora de Acciones del Noreste, S.A.P.I. de C.V., which constituted the beverage division of Grupo Tampico, S.A. de C.V. (which we refer to as Grupo Tampico) and was one of the largest family-owned Coca-Cola product bottlers in Mexico, as calculated by sales volume. This franchise territory operates in the states of Tamaulipas, San Luis Potosí and Veracruz, as well as in certain parts of the states of Hidalgo, Puebla and Querétaro, and sold 155.7 million unit cases of beverages in 2011. The aggregate enterprise value of this transaction was Ps. 9,300 million and a total of 63.5 million new Coca-Cola FEMSA Series L Shares were issued in connection with this transaction. Coca-Cola FEMSA began to consolidate the beverage division of Grupo Tampico in its financial statements as of October 2011.

In December 2011, Coca-Cola FEMSA merged with Corporación de los Ángeles, S.A. de C.V. (which we refer to as Grupo CIMSA), a Mexican family-owned bottler of Coca-Cola trademark products. This franchise territory operates mainly in the states of Morelos and Mexico, as well as in certain parts of the states of Guerrero and Michoacán, and sold 154.8 million unit cases of beverages in 2011. The aggregate enterprise value at the announcement date of this transaction was Ps. 11,000 million. A total of 75.4 million new Coca-Cola FEMSA Series L Shares were issued in connection with the transaction, and Coca-Cola FEMSA began to consolidate Grupo CIMSA in its financial statements as of December 2011. As part of its merger with Grupo CIMSA, Coca-Cola FEMSA acquired a 13.2% equity interest in Promotora Industrial Azucarera, S.A. de C.V., one of Mexico’s leading sugar producers, which we refer to as Piasa.

In 2012, Coca-Cola FEMSA began the construction of a production plant in Minas Gerais, Brazil, which has required an investment of 400 million Brazilian reais (equivalent to approximately US$ 198 million). We expect that the construction will generate 800 direct and indirect jobs. It is anticipated that the new plant will be completed as of December 2013 and will begin operations in the first quarter of 2014. The plant will be located on a parcel of land 300,000 square meters in size, and it is expected that by 2015 the annual production capacity will be approximately 1.2 billion liters of sparkling beverages, representing an increase of approximately 47% as compared to the current installed capacity of Coca-Cola FEMSA’s plant in Belo Horizonte, Brazil. The new plant will produce all of Coca-Cola FEMSA’s existing brands and presentations of Coca-Cola products.

In May 2012, Coca-Cola FEMSA closed its merger with Grupo Fomento Queretano, S.A.P.I. de C.V. (“Grupo Fomento Queretano”), one of the oldest family-owned beverage players in the Coca-Cola system in Mexico, with operations mainly in the state of Querétaro, as well as in parts of the states of Mexico, Hidalgo, and Guanajuato. Coca-Cola FEMSA sold approximately 74 million unit cases of beverages in this franchise territory during 2012. The aggregate enterprise value of this transaction was Ps. 6,600 million and a total of 45.1 million new Coca-Cola FEMSA series L shares were issued in connection with this transaction. Coca-Cola FEMSA began to consolidate Grupo Fomento Queretano in its financial statements as of May 2012. As part of the merger with Grupo Fomento Queretano, Coca-Cola FEMSA also acquired an additional 12.9% equity interest in Piasa.

In August 2012, Coca-Cola FEMSA acquired, through Jugos del Valle, an indirect participation in Santa Clara Mercantil de Pachuca, S.A. de C.V. (“Santa Clara”), an important producer of milk and dairy products in Mexico. Coca-Cola FEMSA currently owns an indirect participation of 23.8% in Santa Clara.

On September 24, 2012, FEMSA signed definitive agreements to sell its wholly owned subsidiary Industria Mexicana de Quimicos, S.A. de C.V. (“Quimiproductos”) to a Mexican subsidiary of Ecolab Inc. (NYSE: ECL). Quimiproductos manufactures and provides cleaning and sanitizing products and services related to food and beverage industrial processes, as well as water treatment. The transaction is consistent with FEMSA’s long-standing strategy to divest non-core businesses. Quimiproductos was sold on December 31, 2012, resulting in a gain of Ps. 871 million.

Recent Acquisitions

In November 2012, through FEMSA Comercio, we agreed to acquire a 75% stake in Farmacias YZA, a leading drugstore operator in Southeast Mexico, with the current shareholders staying as partners with the remaining 25%. Farmacias YZA, headquartered in Merida, Yucatan, operated 333 stores as of the date of the agreement. We believe we can contribute our significant expertise in the development of small-box retail formats to what is already a successful regional player in this industry. In turn, this transaction opens a new avenue for growth for FEMSA Comercio. The transaction is pending customary regulatory approvals and is expected to close in the second quarter of 2013.

In December 2012, Coca-Cola FEMSA reached an agreement with The Coca-Cola Company to acquire a 51% non-controlling majority stake of CCBPI for US$ 688.5 million in an all-cash transaction. Coca-Cola FEMSA closed this transaction on January 25, 2013. The implied enterprise value of 100% of CCPBI is US$ 1,350 million. Coca-Cola FEMSA will have an option to acquire all of the remaining 49% of the capital stock of CCBPI at any time during the seven years following the closing, at the same enterprise value adjusted for a carrying cost and certain other adjustments. Coca-Cola FEMSA will have a put option, exercisable six years after the initial closing, to sell its ownership in CCBPI back to The Coca-Cola Company at a price that will be calculated using the same EBITDA multiple used in the acquisition of the 51% stake of CCBPI, capped at the aggregate enterprise value for the amount acquired, adjusted for certain items. Coca-Cola FEMSA will be managing the day-to-day operations of the business. The Coca-Cola Company will have certain rights on the operational business plan. Given the terms of both the options agreement and Coca-Cola FEMSA’s shareholders agreement with The Coca-Cola Company, Coca-Cola FEMSA will not consolidate the results of CCBPI, and will recognize the results of CCBPI using the equity method. CCBPI sold approximately 531 million unit cases of beverages during 2012 and generated revenues of approximately US$ 1.1 billion.

In January 2013, Coca-Cola FEMSA entered into an agreement to merge Grupo Yoli, S.A. de C.V. (“Grupo Yoli”) into Coca-Cola FEMSA. Grupo Yoli operates mainly in the state of Guerrero, Mexico, as well as in parts of the state of Oaxaca, Mexico. The merger agreement was approved by both Coca-Cola FEMSA and Grupo Yoli’s boards of directors and is subject to the approval of the Comisión Federal de Competencia (the Mexican Antitrust Comission, or CFC) and the shareholders’ meetings of both companies. Grupo Yoli sold approximately 99 million unit cases in 2012. The aggregate enterprise value of this transaction was Ps. 8,806 million. Coca-Cola FEMSA will issue approximately 42.4 million new series “L” shares to the shareholders of Grupo Yoli once the transaction closes. As part of this transaction, Coca-Cola FEMSA will increase its participation in Piasa by 9.5%. Coca-Cola FEMSA expects to close this transaction in the second quarter of 2013.

Ownership Structure

We conduct our business through our principal sub-holding companies as shown in the following diagram and table:

Principal Sub-holding Companies—Ownership Structure

As of March 31, 2013

(1)	Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as CIBSA.

(2)	Percentage of issued and outstanding capital stock owned by CIBSA (63.0% of shares with full voting rights).

(3)	Ownership in CB Equity held through various FEMSA subsidiaries.

(4)	Combined economic interest in Heineken N.V. and Heineken Holding N.V.

The following table presents an overview of our operations by reportable segment and by geographic area:

Operations by Segment—Overview

Year Ended December 31, 2012 and % of growth vs. last year(1)

	Coca-Cola FEMSA		FEMSA Comercio		CB Equity(2)
	(in millions of Mexican pesos, except for employees and percentages)
Total revenues	Ps.147,739	20%	Ps.86,433	17%	Ps.	—	—
Gross Profit	68,630	21%	30,250	19%		—	—
Total assets	166,103	17%	31,092	17%		79,268	4%
Employees	73,395	5%	91,943	10%		—	—

Total Revenues Summary by Segment(1)

	Year Ended December 31,
	2012	2011
Coca-Cola FEMSA	Ps.147,739	Ps.123,224
FEMSA Comercio	86,433	74,112
CB Equity(2)	—	—
Other	15,899	13,360
Consolidated total revenues	Ps.238,309	Ps.201,540

Total Revenues Summary by Geographic Area(3)

	Year Ended December 31,
	2012	2011
Mexico and Central America(4)	Ps.155,576	Ps.129,716
South America(5)	56,444	52,149
Venezuela	26,800	20,173
Consolidated total revenues	238,309	201,540

(1)	The sum of the financial data for each of our segments and percentages with respect thereto differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.

(2)	CB Equity holds Heineken N.V. and Heineken Holding N.V. shares.

(3)	The sum of the financial data for each geographic area differs from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation.

(4)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico-only) revenues were Ps. 148,098 million and Ps. 122,690 million for the years ended December 31, 2012 and 2011, respectively.

(5)	Includes Colombia, Brazil and Argentina. Brazilian revenues were Ps. 30,930 million and Ps. 31,405 million for the years ended December 31, 2012 and 2011, respectively.

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of February 28, 2013:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA:	Mexico	100.0%
Coca-Cola FEMSA	Mexico	48.9	%(1)
Grupo Industrial Emprex, S.A. de C.V.:	Mexico	100.0%
FEMSA Comercio	Mexico	100.0%
CB Equity(2)	United Kingdom	100.0%

(1)	Percentage of capital stock. FEMSA, through CIBSA, owns 63.0% of the shares with full voting rights.

(2)	Ownership in CB Equity held through various FEMSA subsidiaries.

Business Strategy

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; in the retail industry through FEMSA Comercio, operating OXXO, the largest and fastest-growing chain of small-format stores in Latin America; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in 178 countries.

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

We believe that the competencies that our businesses have developed can be replicated in other geographic regions. This underlying principle guided our consolidation efforts, which culminated in Coca-Cola FEMSA’s acquisition of Panamco in May 2003. The continental platform that this combination produced—encompassing a significant territorial expanse in Mexico and Central America, including some of the most populous metropolitan areas in Latin America—has provided us with opportunities to create value through both an improved ability to execute our strategies and the use of superior marketing tools. We have also increased our capabilities to operate and succeed in other geographic regions, by developing significant management and marketing tools to gain an understanding of local consumer needs and trends, as is the case with OXXO’s Colombian operations. Going forward, we intend to use those capabilities to continue our international expansion of both Coca-Cola FEMSA and FEMSA Comercio, expanding both our geographic footprint and our presence in beverage categories and small box retail formats, as well as taking advantage of potential opportunities to leverage our skill set and key competencies.

Our objective is to create economic, social and environmental value for our stakeholders—including our employees, our consumers, our shareholders and the enterprises and institutions within our society—now and into the future.

Coca-Cola FEMSA

Overview

Coca-Cola FEMSA is the largest franchise bottler of Coca-Cola trademark beverages in the world. Coca-Cola FEMSA operates in territories in the following countries:

•	Mexico – a substantial portion of central Mexico, the southeast and northeast of Mexico (including the Gulf region).

•	Central America – Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

•	Colombia – most of the country.

•	Venezuela – nationwide.

•	Brazil – the area of greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul, part of the state of Minas Gerais and part of the state of Goiás.

•	Argentina – Buenos Aires and surrounding areas.

Coca-Cola FEMSA’s company was organized on October 30, 1991 as a sociedad anónima de capital variable (a variable capital stock corporation) under the laws of Mexico with a duration of 99 years. On December 5, 2006, as required by amendments to the Mexican Securities Market Law, Coca-Cola FEMSA became a sociedad anónima bursátil de capital variable (a listed variable capital stock corporation). Coca-Cola FEMSA’s legal name is Coca-Cola FEMSA, S.A.B. de C.V. Coca-Cola FEMSA’s principal executive offices are located at Mario Pani No. 100, Col. Santa Fe Cuajimalpa, Delegación Cuajimalpa, México, D.F., 05348, México. Coca-Cola FEMSA’s telephone number at this location is (52-55) 1519-5000. Coca-Cola FEMSA’s website is www.coca-colafemsa.com.

The following is an overview of Coca-Cola FEMSA’s operations by reporting segment in 2012.

Operations by Reporting Segment—Overview

Year Ended December 31, 2012(1)

	Total Revenues	Percentage of Total Revenues	Gross Profit	Percentage of Gross Profit
Mexico and Central America(2)	66,141	44.8%	31,643	46.1%
South America(3) (excluding Venezuela)	54,821	37.1%	23,667	34.5%
Venezuela	26,777	18.1%	13,320	19.4%
Consolidated	147,739	100.0%	68,630	100.0%

(1)	Expressed in millions of Mexican pesos, except for percentages.

(2)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes results of Grupo Fomento Queretano from May 2012.

(3)	Includes Colombia, Brazil and Argentina.

Corporate History

In 1979, one of our subsidiaries acquired certain sparkling beverage bottlers that are now a part of Coca-Cola FEMSA’s company. At that time, the acquired bottlers had 13 Mexican distribution centers operating 701 distribution routes, and their production capacity was 83 million cases. In 1991, we transferred our ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., the corporate predecessor to Coca-Cola FEMSA, S.A.B. de C.V.

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

In May 2003, Coca-Cola FEMSA acquired Panamerican Beverages, or Panamco, and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. As a result of the acquisition, the interest of The Coca-Cola Company in the capital stock of Coca-Cola FEMSA’s company increased from 30.0% to 39.6%.

During August 2004, Coca-Cola FEMSA conducted a rights offering to allow existing holders of Coca-Cola FEMSA’s Series L shares and ADSs to acquire newly issued Series L shares in the form of Series L shares and ADSs, respectively, at the same price per share at which we and The Coca-Cola Company subscribed in connection with the Panamco acquisition.

In November 2006, we acquired, through a subsidiary, 148,000,000 of Coca-Cola FEMSA’s Series D shares from certain subsidiaries of The Coca-Cola Company representing 9.4% of the total outstanding voting shares and 8.0% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. With this purchase, we increased our ownership to 53.7% of Coca-Cola FEMSA’s capital stock. Pursuant to Coca-Cola FEMSA’s bylaws, the acquired shares were converted from Series D shares to Series A shares.

In November 2007, Administración, S.A.P.I. de C.V., or Administración, a Mexican company owned directly and indirectly by Coca-Cola FEMSA and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle, S.A.P.I. de C.V. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In 2008, Coca-Cola FEMSA, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and Brazilian operations, respectively, of Jugos del Valle. Taking into account the participation held by Grupo Fomento Queretano, Coca-Cola FEMSA currently holds an interest of 25.1% in the Mexican joint business and approximately 19.7% in the Brazilian joint businesses. Jugos del Valle sells fruit juice-based beverages and fruit derivatives.

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

In May 2008, Coca-Cola FEMSA entered into a transaction with The Coca-Cola Company to acquire its wholly owned bottling franchise Refrigerantes Minas Gerais, Ltda., or REMIL, located in the State of Minas Gerais in Brazil, for a purchase price of US$ 364.1 million. Coca-Cola FEMSA began to consolidate REMIL in its financial statements in June 2008.

In July 2008, Coca-Cola FEMSA acquired the Agua De Los Angeles bulk water business in the Valley of Mexico (Mexico City and surrounding areas) from Grupo Embotellador CIMSA, S.A. de C.V., at the time one of the Coca-Cola bottling franchises in Mexico, for a purchase price of US$ 18.3 million. The trademarks remain with The Coca-Cola Company. Coca-Cola FEMSA subsequently merged Agua De Los Angeles into its bulk water business under the Ciel brand.

In February 2009, Coca-Cola FEMSA acquired with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, S.A., a subsidiary of SABMiller plc. Coca-Cola FEMSA acquired the production assets and the distribution territory, and The Coca-Cola Company acquired the Brisa brand. Coca-Cola FEMSA and The Coca-Cola Company equally shared in paying the purchase price of US$ 92 million. Following a transition period, in June 2009, Coca-Cola FEMSA started to sell and distribute the Brisa portfolio of products in Colombia.

In May 2009, Coca-Cola FEMSA entered into an agreement to begin selling the Crystal trademark water products in Brazil jointly with The Coca-Cola Company.

In August 2010, Coca-Cola FEMSA acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, the business operations of the Matte Leao tea brand. As of March 31, 2013, Coca-Cola FEMSA had a 19.4% indirect interest in the Matte Leao business in Brazil.

In March 2011, Coca-Cola FEMSA acquired with The Coca-Cola Company, through Compañía Panameña de Bebidas S.A.P.I. de C.V., Estrella Azul, a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama. Coca-Cola FEMSA will continue to develop this business with The Coca-Cola Company.

In October 2011, Coca-Cola FEMSA closed its merger with the beverage division of Grupo Tampico, one of the largest family-owned Coca-Cola bottlers calculated by sales volume in Mexico. This franchise territory operates in the states of Tamaulipas, San Luis Potosí, and Veracruz, as well as in parts of the states of Hidalgo, Puebla and Queretaro, and sold 155.7 million unit cases of beverages in 2011. The aggregate enterprise value of this transaction was Ps. 9,300 million and Coca-Cola FEMSA issued a total of 63.5 million new Series L shares in connection with this transaction. Coca-Cola FEMSA began to consolidate the beverage division of Grupo Tampico in its financial statements as of October 2011.

In December 2011, Coca-Cola FEMSA closed its merger with Grupo CIMSA, a Mexican family-owned Coca-Cola bottler with operations mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacán. This franchise territory sold 154.8 million unit cases of beverages in 2011. The aggregate enterprise value of this transaction was Ps. 11,000 million and Coca-Cola FEMSA issued a total of 75.4 million new Series L shares in connection with this transaction. Coca-Cola FEMSA began to consolidate Grupo CIMSA in its financial statements as of December 2011. As part of Coca-Cola FEMSA’s merger with Grupo CIMSA, it also acquired a 13.2% equity interest in Piasa.

In May 2012, Coca-Cola FEMSA closed its merger with Grupo Fomento Queretano, one of the oldest family-owned beverage players in the Coca-Cola system in Mexico, with operations mainly in the state of Querétaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. Coca-Cola FEMSA sold approximately 74 million unit cases of beverages in this franchise territory during 2012. The aggregate enterprise value of this transaction was Ps. 6,600 million and Coca-Cola FEMSA issued a total of 45.1 million new Series L shares in connection with this transaction. Coca-Cola FEMSA began to consolidate Grupo Fomento Queretano in its financial statements as of May 2012. As part of Coca-Cola FEMSA’s merger with Grupo Fomento Queretano it also acquired an additional 12.9% equity interest in Piasa.

In August 2012, Coca-Cola FEMSA acquired, through Jugos del Valle, an indirect participation in Santa Clara, an important producer of milk and dairy products in Mexico. Coca-Cola FEMSA currently owns an indirect participation of 23.8% in Santa Clara.

Recent Acquisitions

In December 2012, Coca-Cola FEMSA reached an agreement with The Coca-Cola Company to acquire a 51% non-controlling majority stake of CCBPI for US$ 688.5 million in an all-cash transaction. Coca-Cola FEMSA closed this transaction on January 25, 2013. The implied enterprise value of 100% of CCBPI is US$ 1,350 million. Coca-Cola FEMSA will have an option to acquire all of the remaining 49% of the capital stock of CCBPI at any time during the seven years following the closing, at the same enterprise value adjusted for a carrying cost and certain other adjustments. Coca-Cola FEMSA will have a put option, exercisable six years after the initial closing, to sell its ownership in CCBPI back to The Coca-Cola Company at a price that will be calculated using the same EBITDA multiple used in the acquisition of the 51% stake of CCBPI, capped at the aggregate enterprise value for the amount acquired, adjusted for certain items. Coca-Cola FEMSA will be managing the day-to-day operations of the business. The Coca-Cola Company will have certain rights on the operational business plan. Given the terms of both the options agreements and Coca-Cola FEMSA’s shareholders agreement with The Coca-Cola Company, Coca-Cola FEMSA will not consolidate the results of CCBPI. Coca-Cola FEMSA will recognize the results of CCBPI using the equity method. CCBPI sold approximately 531 million unit cases of beverages during 2012 and generated revenues of approximately US$ 1.1 billion.

In January 2013, Coca-Cola FEMSA entered into an agreement to merge Grupo Yoli into its company. Grupo Yoli operates mainly in the state of Guerrero, Mexico as well as in parts of the state of Oaxaca, Mexico. The merger agreement was approved by both Coca-Cola FEMSA’s and Grupo Yoli’s boards of directors and is subject to the approval of the Comisión Federal de Competencia (the Mexican Antitrust Comission, or CFC) and the shareholders’ meetings of both companies. Grupo Yoli sold approximately 99 million unit cases in 2012. The aggregate enterprise value of this transaction was Ps. 8,806 million. Coca-Cola FEMSA will issue approximately 42.4 million new Series L shares to the shareholders of Grupo Yoli once the transaction closes. As part of this transaction, Coca-Cola FEMSA will increase its participation in Piasa by 9.5%. Coca-Cola FEMSA expects to close this transaction in the second quarter of 2013.

Capital Stock

As of March 31, 2013, we indirectly owned Series A Shares equal to 48.9% of Coca-Cola FEMSA’s capital stock (63.0% of Coca-Cola FEMSA’s shares with full voting rights). As of March 31, 2013, The Coca-Cola Company indirectly owned Series D shares equal to 28.7% of the capital stock of Coca-Cola FEMSA’s company (37.0% of Coca-Cola FEMSA’s shares with full voting rights). Series L shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 22.4% of Coca-Cola FEMSA’s capital stock.

Business Strategy

In August 2011, Coca-Cola FEMSA restructured its operations under two new divisions: (1) Mexico & Central America and (2) South America, creating a more flexible structure to execute its strategies and extend its track record of growth. Previously, Coca-Cola FEMSA managed its business under three divisions—Mexico, Latincentro and Mercosur. With this new business structure, Coca-Cola FEMSA aligned its business strategies more efficiently, ensuring a faster introduction of new products and categories, and a more rapid and effective design and deployment of commercial models.

Coca-Cola FEMSA operates with a large geographic footprint in Latin America, in two divisions:

•	Mexico and Central America (covering certain territories in Mexico and Guatemala, and all of Nicaragua, Costa Rica and Panama); and

•	South America (covering certain territories in Brazil and Argentina, and all of Colombia and Venezuela).

One of Coca-Cola FEMSA’s goals is to maximize growth and profitability to create value for its shareholders. Coca-Cola FEMSA’s efforts to achieve this goal are based on: (1) transforming its commercial models to focus on its customers’ value potential and using a value-based segmentation approach to capture the industry’s value potential, (2) implementing multi-segmentation strategies in its major markets to target distinct market clusters divided by consumption occasion, competitive intensity and socioeconomic levels; (3) implementing well-planned product, packaging and pricing strategies through different distribution channels; (4) driving product innovation along its different product categories; (5) developing new businesses and distribution channels, and (6) achieving the full operating potential of its commercial models and processes to drive operational efficiencies throughout its company. To achieve these goals, Coca-Cola FEMSA intends to continue to focus its efforts on, among other initiatives, the following:

•

working with The Coca-Cola Company to develop a business model to continue exploring and participating in new lines of beverages, extending existing product lines and effectively advertising and marketing Coca-Cola FEMSA’s products;

•	developing and expanding Coca-Cola FEMSA’s still beverage portfolio through innovation, strategic acquisitions and by entering into agreements to acquire companies with The Coca-Cola Company;

•	expanding Coca-Cola FEMSA’s bottled water strategy with The Coca-Cola Company through innovation and selective acquisitions to maximize profitability across Coca-Cola FEMSA’s market territories;

•

strengthening Coca-Cola FEMSA’s selling capabilities and go-to-market strategies, including pre-sale, conventional selling and hybrid routes, in order to get closer to Coca-Cola FEMSA’s clients and help them satisfy the beverage needs of consumers;

•	implementing selective packaging strategies designed to increase consumer demand for Coca-Cola FEMSA’s products and to build a strong returnable base for the Coca-Cola brand;

•	replicating Coca-Cola FEMSA’s best practices throughout the value chain;

•	rationalizing and adapting Coca-Cola FEMSA’s organizational and asset structure in order to be in a better position to respond to a changing competitive environment;

•	committing to building a multi-cultural collaborative team, from top to bottom; and

•	broadening Coca-Cola FEMSA’s geographic footprint through organic growth and strategic joint ventures, mergers and acquisitions.

Coca-Cola FEMSA seeks to increase per capita consumption of its products in the territories in which it operates. To that end, Coca-Cola FEMSA’s marketing teams continuously develop sales strategies tailored to the different characteristics of its various territories and distribution channels. Coca-Cola FEMSA continues to develop its product portfolio to better meet market demand and maintain its overall profitability. To stimulate and respond to consumer demand, Coca-Cola FEMSA continues to introduce new categories, products and presentations. See “—Product and Packaging Mix.” In addition, because Coca-Cola FEMSA views its relationship with The Coca-Cola Company as integral to Coca-Cola FEMSA’s business, Coca-Cola FEMSA uses market information systems and strategies developed with The Coca-Cola Company to improve Coca-Cola FEMSA’s business and marketing strategies. See “Marketing.”

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

Coca-Cola FEMSA focuses on management quality as a key element of its growth strategy and remains committed to fostering the development of quality management at all levels. Both we and The Coca-Cola Company provide Coca-Cola FEMSA with managerial experience. To build upon these skills, the board of directors has allocated a portion of Coca-Cola FEMSA’s operating budget to pay for management training programs designed to enhance its executives’ abilities and provide a forum for exchanging experiences, know-how and talent among an increasing number of multinational executives from Coca-Cola FEMSA’s new and existing territories.

Sustainable development is a comprehensive part of Coca-Cola FEMSA’s strategic framework for business operation and growth. Coca-Cola FEMSA bases its efforts in its Corporate Values and Ethics. Coca-Cola FEMSA focuses on three core areas, (i) its people, by encouraging the development of its employees and their families; (ii) its communities, by promoting development in the communities it serves, an attitude of health, self-care, adequate nutrition and physical activity, and evaluating the impact of its value chain; and (iii) its planet, by establishing guidelines that it believes will result in efficient use of natural resources to minimize the impact that its operations might have on the environment and create a broader awareness of caring for its environment.

Coca-Cola FEMSA’s Territories

The following map shows Coca-Cola FEMSA’s territories, giving estimates in each case of the population to which Coca-Cola FEMSA offers products, the number of retailers of Coca-Cola FEMSA’s beverages and the per capita consumption of Coca-Cola FEMSA’s beverages as of December 31, 2012:

Per capita consumption data for a territory is determined by dividing total beverage sales volume within the territory (in bottles, cans, and fountain containers) by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of Coca-Cola FEMSA’s products consumed annually per capita. In evaluating the development of local volume sales in Coca-Cola FEMSA’s territories and to determine product potential, Coca-Cola FEMSA and The Coca-Cola Company measure, among other factors, the per capita consumption of all Coca-Cola FEMSA’s beverages.

Coca-Cola FEMSA’s Products

Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters, and still beverages (including juice drinks, coffee, teas, milk, value-added dairy and isotonic). The following table sets forth Coca-Cola FEMSA’s main brands as of December 31, 2012:

Colas:	Mexico and Central America(1)	South America(2)	Venezuela
Coca-Cola	✓	✓	✓
Coca-Cola Light	✓	✓	✓
Coca-Cola Zero	✓	✓

Flavored sparkling beverages:	Mexico and Central America(1)	South America(2)	Venezuela
Ameyal	✓
Canada Dry	✓
Chinotto			✓
Crush		✓
Escuis	✓
Fanta	✓	✓
Fresca	✓
Frescolita	✓		✓
Hit			✓
Kist	✓
Kuat		✓
Lift	✓
Mundet	✓
Quatro		✓
Schweppes	✓	✓	✓
Simba		✓
Sprite	✓	✓
Victoria	✓
Yoli	✓

Water:	Mexico and Central America(1)	South America(2)	Venezuela
Alpina	✓
Aquarius(3)		✓
Bonaqua		✓
Brisa		✓
Ciel	✓
Crystal		✓
Dasani	✓
Manantial		✓
Nevada			✓

Other Categories:	Mexico and Central America(1)	South America(2)	Venezuela
Cepita		✓
Del Prado(4)	✓
Estrella Azul(5)	✓
FUZE Tea	✓		✓
Hi-C(6)	✓	✓
Leche Santa Clara(5)	✓
Jugos del Valle(7)	✓	✓	✓
Matte Leao(8)		✓
Powerade(9)	✓	✓	✓
Valle Frut(10)	✓	✓	✓

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama

(2)	Includes Colombia, Brazil and Argentina

(3)	Flavored water. In Brazil, also flavored sparkling beverage

(4)	Juice-based beverage in Central America

(5)	Milk and value-added dairy and juices

(6)	Juice-based beverage. Includes Hi-C Orangeade in Argentina

(7)	Juice-based beverage

(8)	Ready to drink tea

(9)	Isotonic

(10)	Orangeade. Includes Del Valle Fresh in Costa Rica, Nicaragua, Panama, Colombia and Venezuela

Sales Overview

Coca-Cola FEMSA measures total sales volume in terms of unit cases. “Unit case” refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. The following table illustrates Coca-Cola FEMSA’s historical sales volume for each of its territories.

	Sales Volume Year Ended December 31,
	2012	2011	2010
	(millions of unit cases)
Mexico and Central America
Mexico(1)	1,720.3	1,366.5	1,242.3
Central America(2)	151.2	144.3	137.0
South America (excluding Venezuela)
Colombia	255.8	252.1	244.3
Brazil(3)	494.2	485.3	475.6
Argentina	217.0	210.7	189.3
Venezuela	207.7	189.8	211.0

Consolidated Volume	3,046.2	2,648.7	2,499.5

(1)	Includes results of Grupo Fomento Queretano from May 2012, Grupo CIMSA from December 2011 and Grupo Tampico from October 2011.

(2)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

(3)	Excludes beer sales volume.

Product and Packaging Mix

Out of the more than 121 brands and line extensions of beverages that Coca-Cola FEMSA sells and distributes, Coca-Cola FEMSA’s most important brand, Coca-Cola, together with its line extensions, Coca-Cola Light and Coca-Cola Zero, accounted for 60.2% of total sales volume in 2012. Coca-Cola FEMSA’s next largest brands, Ciel (a water brand from Mexico and its line extensions), Fanta (and its line extensions), ValleFrut (and its line extensions), and Sprite (and its line extensions) accounted for 12.8%, 4.7%, 2.6% and 2.6%, respectively, of total sales volume in 2012. Coca-Cola FEMSA uses the term line extensions to refer to the different flavors in which Coca-Cola FEMSA offers its brands. Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of polyethylene terephthalate, which we refer to as PET.

Coca-Cola FEMSA uses the term presentation to refer to the packaging unit in which Coca-Cola FEMSA sells its products. Presentation sizes for Coca-Cola FEMSA’s Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 3-liter multiple serving size. For all of Coca-Cola FEMSA’s products excluding water, Coca-Cola FEMSA considers a multiple serving size as equal to, or larger than, 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. Coca-Cola FEMSA offers both returnable and non-returnable presentations, which allows it to offer portfolio alternatives based on convenience and affordability to implement revenue management strategies and to target specific distribution channels and population segments in its territories. In addition, Coca-Cola FEMSA sells some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which we refer to as fountain. Coca-Cola FEMSA also sells bottled water products in bulk sizes, which refer to presentations equal to or larger than 5 liters, which have a much lower average price per unit case than Coca-Cola FEMSA’s other beverage products.

The characteristics of Coca-Cola FEMSA’s territories are very diverse. Central Mexico and Coca-Cola FEMSA’s territories in Argentina are densely populated and have a large number of competing beverage brands as compared to the rest of Coca-Cola FEMSA’s territories. Coca-Cola FEMSA’s territories in Brazil are densely populated but have lower per capita consumption of beverage products as compared to Mexico. Portions of southern Mexico, Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of beverages. In Venezuela, Coca-Cola FEMSA faces operational disruptions from time to time, which may have an effect on its volumes sold, and consequently, may result in lower per capita consumption.

The following discussion analyzes Coca-Cola FEMSA’s product and packaging mix by reporting segment. The volume data presented is for the years 2012, 2011 and 2010.

Mexico and Central America. Coca-Cola FEMSA’s product portfolio consists of Coca-Cola trademark beverages. In 2008, as part of Coca-Cola FEMSA’s efforts to strengthen its multi-category beverage portfolio, Coca-Cola FEMSA incorporated the Jugos del Valle line of juice-based beverages in Mexico and subsequently in Central America. In 2012, Coca-Cola FEMSA launched FUZE Tea in the division. Per capita consumption of Coca-Cola FEMSA’s beverage products in Mexico and Central America was 650 and 182 eight-ounce servings, respectively, in 2012.

The following table highlights historical sales volume and mix in Mexico and Central America for Coca-Cola FEMSA’s products:

	Year Ended December 31,
	2012	2011	2010
Total Sales Volume(1)
Total (millions of unit cases)	1,871.5	1,510.8	1,379.3
Growth (%)	23.9	9.5	1.2

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	73.0	74.9	75.2
Water(2)	21.4	19.7	19.4
Still beverages	5.6	5.4	5.4

Total	100.0	100.0	100.0

(1)	Includes results from the operations of Grupo Fomento Queretano from May 2012, Grupo CIMSA from December 2011 and Grupo Tampico from October 2011.

(2)	Includes bulk water volumes.

In 2012, multiple serving presentations represented 66.2% of total sparkling beverages sales volume in Mexico, a 140 basis points decrease compared to 2011; and 56.1% of total sparkling beverages sales volume in Central America, a 40 basis points increase compared to 2011. Coca-Cola FEMSA’s strategy is to foster consumption of single serve presentations while maintaining multiple serving volumes. In 2012, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 33.7% in Mexico, a 200 basis points increase compared to 2011; and 33.6% in Central America, a 190 basis points increase compared to 2011.

In 2012, Coca-Cola FEMSA’s sparkling beverages decreased as a percentage of its total sales volume from 74.9% in 2011 to 73.0% in 2012, mainly due to the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, which have a higher mix of bulk water in their portfolios.

In 2012, Coca-Cola FEMSA’s most popular sparkling beverage presentations in Mexico were the 2.5-liter returnable plastic bottle, the 3.0-liter non-returnable plastic bottle and the 0.6-liter non-returnable plastic bottle (the 20-ounce bottle that is also popular in the United States) which together accounted for 51.2% of total sparkling beverage sales volume in Mexico.

Total sales volume reached 1,871.5 million unit cases in 2012, an increase of 23.9% compared to 1,510.8 million unit cases in 2011. The non-comparable effect of the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico contributed 332.7 million unit cases in 2012 of which 62.5% were sparkling beverages, 5.1% bottled water, 27.9% bulk water and 4.5% still beverages. Excluding the integration of these territories, volume grew 1.9% to 1,538.8 million unit cases. Organically sparkling beverages sales volume increased 2.5% as compared to 2011. The bottled water category, including bulk water, decreased 2.6%. The still beverage category increased 8.9%.

South America (Excluding Venezuela). Coca-Cola FEMSA’s product portfolio in South America consists mainly of Coca-Cola trademark beverages and the Kaiser beer brands in Brazil, which Coca-Cola FEMSA sells and distributes. In 2008, as part of Coca-Cola FEMSA’s efforts to strengthen its multi-category beverage portfolio, it incorporated the Jugos del Valle line of juice-based beverages in Colombia. This line of beverages was relaunched in Brazil in 2009 as well. The acquisition of Brisa in 2009 helped Coca-Cola FEMSA to become the leader, calculated by sales volume, in the water market in Colombia.

In 2010, Coca-Cola FEMSA incorporated ready to drink beverages under the Matte Leao brand in Brazil. During 2011, as part of Coca-Cola FEMSA’s continuous effort to develop non-carbonated beverages, Coca-Cola FEMSA launched Cepita in non-returnable polyethylene terephthalate (“PET”) bottles and Hi-C, an orangeade, both in Argentina. Since 2009, as part of Coca-Cola FEMSA’s efforts to foster sparkling beverage per capita consumption in Brazil, Coca-Cola FEMSA re-launched a 2.0-liter returnable plastic bottle for the Coca-Cola brand and introduced two single-serve 0.25-liter presentations. Per capita consumption of Coca-Cola FEMSA’s beverages in Colombia, Brazil and Argentina was 130, 264 and 404 eight-ounce servings, respectively, in 2012.

The following table highlights historical total sales volume and sales volume mix in South America (excluding Venezuela), not including beer:

	Year Ended December 31,
	2012	2011	2010
Total Sales Volume
Total (millions of unit cases)	967.0	948.1	909.2
Growth (%)	2.0	4.3	11.2

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	84.9	85.9	85.5
Water(1)	10.0	9.2	10.1
Still beverages	5.1	4.9	4.4

Total	100.0	100.0	100.0

(1)	Includes bulk water volume.

Total sales volume was 967.0 million unit cases in 2012, an increase of 2.0% compared to 948.1 million unit cases in 2011. Growth in sparkling beverages, mainly driven by sales of the Coca-Cola brand in Argentina and the Fanta brand in Brazil and Colombia, accounted for the largest component of growth during the year. Coca-Cola FEMSA’s growth in still beverages was primarily driven by the Jugos del Valle line of products in Brazil and the Cepita juice brand in Argentina. The growth in sales volume of Coca-Cola FEMSA’s water portfolio, including bulk water, was driven mainly by the Crystal brand in Brazil and the Brisa brand in Colombia.

In 2012, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 40.4% in Colombia, remaining flat as compared to 2011; 28.9% in Argentina, an increase of 110 basis points and 14.4% in Brazil, a 150 basis points decrease compared to 2011. In 2012, multiple serving presentations represented 62.9%, 72.5% and 85.2% of total sparkling beverages sales volume in Colombia, Brazil and Argentina, respectively.

Coca-Cola FEMSA continues to distribute and sell the Kaiser beer portfolio in its Brazilian territories through the 20-year term, consistent with the arrangements in place since 2006 with Cervejarias Kaiser, a subsidiary of the Heineken Group prior to the acquisition of Cervejarias Kaiser by Cuauhtémoc Moctezuma Holding, S.A. de C.V., formerly known as FEMSA Cerveza. Beginning in the second quarter of 2005, Coca-Cola FEMSA ceased including beer that it distributes in Brazil in its reported sales volumes. On April 30, 2010, the transaction pursuant to which we exchanged 100% of our beer operations for a 20% economic interest in the Heineken Group closed.

Venezuela. Coca-Cola FEMSA’s product portfolio in Venezuela consists of Coca-Cola trademark beverages. Per capita consumption of Coca-Cola FEMSA’s beverages in Venezuela during 2012 was 164 eight-ounce servings. At the end of 2011, Coca-Cola FEMSA launched Del Valle Fresh, an orangeade, in Venezuela, which contributed significantly to incremental volume growth in this country during 2012. During 2012, Coca-Cola FEMSA launched two new presentations for Coca-Cola FEMSA’s sparkling beverage portfolio: a 0.355-liter non-returnable PET presentation and a 1-liter non-returnable PET presentation.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,
	2012	2011	2010
Total Sales Volume
Total (millions of unit cases)	207.7	189.8	211.0
Growth (%)	9.4	(10.0)	(6.3)

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	87.9	91.7	91.3
Water(1)	5.6	5.4	6.5
Still beverages	6.5	2.9	2.2

Total	100.0	100.0	100.0

(1)	Includes bulk water volume.

Coca-Cola FEMSA has implemented a product portfolio rationalization strategy that allows it to minimize the impact of certain operating disruptions that have been recurrent in Venezuela over the last several years. During 2011, Coca-Cola FEMSA faced a 26-day strike at one of its Venezuelan production and distribution facilities and a difficult economic environment that prevented it from growing sales volume of Coca-Cola FEMSA’s products. As a result, Coca-Cola FEMSA’s sparkling beverage volume decreased by 9.6%.

In 2012, multiple serving presentations represented 79.9% of total sparkling beverages sales volume in Venezuela, a 140 basis points increase compared to 2011. In 2012, returnable presentations represented 7.5% of total sparkling beverages sales volume in Venezuela, a 50 basis points decrease compared to 2011. Total sales volume was 207.7 million unit cases in 2012, an increase of 9.4% compared to 189.8 million unit cases in 2011.

Seasonality

Sales of Coca-Cola FEMSA’s products are seasonal, as Coca-Cola FEMSA’s sales levels generally increase during the summer months of each country and during the Christmas holiday season. In Mexico, Central America, Colombia and Venezuela, Coca-Cola FEMSA typically achieves its highest sales during the summer months of April through September as well as during the Christmas holidays in December. In Brazil and Argentina, Coca-Cola FEMSA’s highest sales levels occur during the summer months of October through March and the Christmas holidays in December.

Marketing

Coca-Cola FEMSA, in conjunction with The Coca-Cola Company, has developed a marketing strategy to promote the sale and consumption of Coca-Cola FEMSA’s products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and retailer support programs to target the particular preferences of Coca-Cola FEMSA’s consumers. Coca-Cola FEMSA’s consolidated marketing expenses in 2012, net of contributions by The Coca-Cola Company, were Ps. 3,681 million. The Coca-Cola Company contributed an additional Ps. 3,018 million in 2012, which mainly includes contributions for coolers, bottles and cases. Through the use of advanced information technology, Coca-Cola FEMSA has collected customer and consumer information that allows it to tailor its marketing strategies to target different types of customers located in each of its territories and to meet the specific needs of the various markets it serves.

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

Channel Marketing. In order to provide more dynamic and specialized marketing of Coca-Cola FEMSA’s products, Coca-Cola FEMSA’s strategy is to classify its markets and develop targeted efforts for each consumer segment or distribution channel. Coca-Cola FEMSA’s principal channels are small retailers, “on-premise” consumption such as restaurants and bars, supermarkets and third party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of beverage consumers in each of the different types of locations or distribution channels. In response to this analysis, Coca-Cola FEMSA tailors its product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

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

Client Value Management. Coca-Cola FEMSA has been transforming its commercial models to focus on its customers’ value potential using a value-based segmentation approach to capture the industry’s potential. Coca-Cola FEMSA started the rollout of this new model in its Mexico, Central America, Colombia and Brazil operations in 2009 and has covered close to 95% of its total volumes as of the end of 2012, including the later rollout in Argentina and, more recently, in Venezuela.

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

Product Sales and Distribution

The following table provides an overview of Coca-Cola FEMSA’s distribution centers and the retailers to which Coca-Cola FEMSA sells its products:

Product Distribution Summary

as of December 31, 2012

	Mexico and Central America(1)	South America(2)	Venezuela
Distribution centers	149	64	33
Retailers(3)	956,618	653,321	209,232

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

(3)	Estimated.

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

Coca-Cola FEMSA uses several sales and distribution models depending on market, geographic conditions and the customer’s profile: (1) the pre-sale system, which separates the sales and delivery functions, permitting trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing both sales and distribution efficiency, (2) the conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck, (3) a hybrid distribution system, where the same truck carries product available for immediate sale and product previously ordered through the pre-sale system, (4) the telemarketing system, which could be combined with pre-sales visits and (5) sales through third-party wholesalers of Coca-Cola FEMSA’s products.

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

Mexico. Coca-Cola FEMSA contracts with one of our subsidiaries for the transportation of finished products to its distribution centers from its production facilities. From the distribution centers, Coca-Cola FEMSA then distributes its finished products to retailers through its own fleet of trucks.

In Mexico, Coca-Cola FEMSA sells a majority of its beverages at small retail stores to consumers who may take the beverages for consumption at home or elsewhere. Coca-Cola FEMSA also sells products through the “on-premise” consumption segment, supermarkets and other locations. The “on-premise” consumption segment consists of sales through sidewalk stands, restaurants, bars and various types of dispensing machines as well as sales through point-of-sale programs in stadiums, concert halls, auditoriums and theaters.

Brazil. In Brazil, Coca-Cola FEMSA sold 31.9% of its total sales volume through supermarkets in 2012. Also in Brazil, the delivery of Coca-Cola FEMSA’s finished products to customers is completed by a third party, while Coca-Cola FEMSA maintains control over the selling function. In designated zones in Brazil, third-party distributors purchase Coca-Cola FEMSA’s products at a discount from the wholesale price and resell the products to retailers.

Territories other than Mexico and Brazil. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. In most of Coca-Cola FEMSA’s territories, an important part of its total sales volume is sold through small retailers, with low supermarket penetration.

Competition

Although Coca-Cola FEMSA believes that its products enjoy wider recognition and greater consumer loyalty than those of its principal competitors, the markets in the territories in which Coca-Cola FEMSA operates are highly competitive. Coca-Cola FEMSA’s principal competitors are local Pepsi bottlers and other bottlers and distributors of national and regional beverage brands. Coca-Cola FEMSA faces increased competition in many of its territories from producers of low price beverages, commonly referred to as “B brands.” A number of Coca-Cola FEMSA’s competitors in Central America, Venezuela, Brazil and Argentina offer beer in addition to sparkling beverages, still beverages, and water, which may enable them to achieve distribution efficiencies.

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

Mexico and Central America. Coca-Cola FEMSA’s principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with Coca-Cola FEMSA’s own. Coca-Cola FEMSA competes with Organización Cultiba, S.A.B. de C.V., a joint venture recently formed by Grupo Embotelladoras Unidas, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo, and Empresas Polar, S.A., the leading beer distributor and Pepsi bottler in Venezuela. Coca-Cola FEMSA’s main competition in the juice category in Mexico is Grupo Jumex. In the water category, Bonafont, a water brand owned by Grupo Danone, is Coca-Cola FEMSA’s main competition. In addition, Coca-Cola FEMSA competes with Cadbury Schweppes in sparkling beverages and with other national and regional brands in Coca-Cola FEMSA’s Mexican territories, as well as low-price producers, such as Ajemex, S.A. de C.V. and Consorcio AGA, S.A. de C.V., that offer various presentations of sparkling and still beverages.

In the countries that comprise Coca-Cola FEMSA’s Central America region, Coca-Cola FEMSA’s main competitors are Pepsi and Big Cola bottlers. In Guatemala and Nicaragua, Coca-Cola FEMSA competes with a joint venture between AmBev and The Central American Bottler Corporation. In Costa Rica, Coca-Cola FEMSA’s principal competitor is Florida Bebidas S.A., subsidiary of Florida Ice and Farm Co. In Panama, Coca-Cola FEMSA’s main competitor is Cervecería Nacional, S.A. Coca-Cola FEMSA also faces competition from “B brands” offering multiple serving size presentations in some Central American countries.

South America (excluding Venezuela). Coca-Cola FEMSA’s principal competitor in Colombia is Postobón, a well-established local bottler that sells flavored sparkling beverages (under the brands Postobón and Speed), some of which have a wide consumption preference, such as manzana Postobón (apple Postobón), which is the second most popular flavor in the Colombian sparkling beverage industry in terms of total sales volume. Postobón also sells Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia. Coca-Cola FEMSA also competes with low-price producers, such as the producers of Big Cola, which principally offer multiple serving size presentations in the sparkling and still beverage industry.

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

Raw Materials

Pursuant to Coca-Cola FEMSA’s bottler agreements, Coca-Cola FEMSA is authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and it is required to purchase in some of its territories for all Coca-Cola trademark beverages concentrate from companies designated by The Coca-Cola Company and sweeteners from companies authorized by The Coca-Cola Company. Concentrate prices for sparkling beverages are determined as a percentage of the weighted average retail price in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company.

As part of the cooperation framework that Coca-Cola FEMSA reached with The Coca-Cola Company at the end of 2006, The Coca-Cola Company provides a relevant portion of the funds derived from the concentrate increase for marketing support of Coca-Cola FEMSA’s sparkling and still beverages portfolio.

In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for most of Coca-Cola FEMSA’s beverages. Coca-Cola FEMSA’s bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company, including affiliates of FEMSA. Prices for packaging materials and HFCS historically have been determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin, plastic preforms to make plastic bottles and finished plastic bottles, which Coca-Cola FEMSA obtains from international and local producers. The prices of these materials are tied to crude oil prices and global resin supply. In recent years Coca-Cola FEMSA has experienced volatility in the prices it pays for these materials. Across Coca-Cola FEMSA’s territories, its average price for resin in U.S. dollars decreased approximately 6.0% in 2012 as compared to 2011.

Under Coca-Cola FEMSA’s agreements with The Coca-Cola Company, it may use raw or refined sugar or HFCS as sweeteners in its products. Sugar prices in all of the countries in which Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay in excess of international market prices for sugar in certain countries. In recent years, international sugar prices experienced significant volatility.

None of the materials or supplies that Coca-Cola FEMSA uses is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls or national emergency situations.

Mexico and Central America. In Mexico, Coca-Cola FEMSA purchases its returnable plastic bottles from Graham Packaging México, S.A. de C.V., known as Graham, which is the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico. Coca-Cola FEMSA mainly purchases resin from Indorama Ventures Polymers México, S. de R.L. de C.V. (formerly Arteva Specialties, S. de R.L. de C.V.), M. & G. Polímeros México, S.A. de C.V. and DAK Resinas Americas Mexico, S.A. de C.V., which ALPLA México, S.A. de C.V., known as ALPLA, and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for Coca-Cola FEMSA.

Coca-Cola FEMSA purchases all of its cans from Fábricas de Monterrey, S.A. de C.V., known as FAMOSA, a wholly-owned subsidiary of the Heineken Group, and Envases Universales de México, S.A.P.I. de C.V., through Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a company owned by various Coca-Cola bottlers, in which, as of March 31, 2013, Coca-Cola FEMSA holds a 30.0% equity interest. Coca-Cola FEMSA mainly purchases its glass bottles from EXCO Integral Services, S.A. de C.V. (formerly Compañía Vidriera, S.A. de C.V., or VITRO), FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V., a wholly-owned subsidiary of the Heineken Group.

Coca-Cola FEMSA purchases sugar from, among other suppliers, Piasa and Beta San Miguel, S.A. de C.V., both sugar cane producers in which, as of March 31, 2013, Coca-Cola FEMSA held an approximate 26.1% and 2.7% equity interest, respectively. Coca-Cola FEMSA purchase HFCS from CP Ingredientes, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay higher prices than those paid in the international market for sugar. As a result, sugar prices in Mexico have no correlation to international market prices for sugar. In 2012, sugar prices decreased approximately 15% as compared to 2011.

In Central America, the majority of Coca-Cola FEMSA’s raw materials such as glass and plastic bottles are purchased from several local suppliers. Coca-Cola FEMSA purchases all of Coca-Cola FEMSA’s cans from PROMESA. Sugar is available from suppliers that represent several local producers. Local sugar prices, in the countries that comprise the region, have increased mainly due to volatility in international prices. In Costa Rica, Coca-Cola FEMSA acquires plastic non-returnable bottles from ALPLA C.R. S.A., and in Nicaragua Coca-Cola FEMSA acquires such plastic bottles from ALPLA Nicaragua, S.A.

South America (excluding Venezuela). In Colombia, Coca-Cola FEMSA uses sugar as a sweetener in most of its products, which Coca-Cola FEMSA buys from several domestic sources. In 2011, Coca-Cola FEMSA started to use HFCS as an alternative sweetener for its products. Coca-Cola FEMSA purchases HFCS from Archer Daniels Midland Company. Coca-Cola FEMSA purchases plastic bottles from Amcor and Tapón Corona de Colombia S.A. Coca-Cola FEMSA purchases all of its glass bottles from Peldar O-I and cans from Crown, both suppliers in which Grupo Ardila Lulle, owners of Coca-Cola FEMSA’s competitor Postobón, owns a minority equity interest. Glass bottles and cans are available only from these local sources.

Sugar is available in Brazil at local market prices, which historically have been similar to international prices. Sugar prices in Brazil in recent periods have been volatile, mainly due to the increased demand for sugar cane for production of alternative fuels, and Coca-Cola FEMSA’s average acquisition cost for sugar in 2012 decreased approximately 24% as compared to 2011. Coca-Cola FEMSA purchases glass bottles, plastic bottles and cans from several domestic and international suppliers.

In Argentina, Coca-Cola FEMSA mainly uses HFCS that it purchases from several different local suppliers as a sweetener in its products instead of sugar. Coca-Cola FEMSA purchases glass bottles, plastic cases and other raw materials from several domestic sources. Coca-Cola FEMSA purchases plastic preforms, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other local suppliers. Coca-Cola FEMSA also acquires plastic preforms from ALPLA Avellaneda S.A. and other suppliers.

Venezuela. In Venezuela, Coca-Cola FEMSA uses sugar as a sweetener in most of its products, which Coca-Cola FEMSA purchases mainly from the local market. Since 2003, from time to time, Coca-Cola FEMSA has experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permission to import in a timely manner. While sugar distribution to the food and beverages industry and to retailers is controlled by the government, Coca-Cola FEMSA did not experience any disruptions during 2012 with respect to access to sufficient sugar supply. However, we cannot assure you that Coca-Cola FEMSA will not experience disruptions in its ability to meet its sugar requirements in the future should the Venezuelan government impose restrictive measures in the future. Coca-Cola FEMSA buys glass bottles from one local supplier, Productos de Vidrio, S.A., but there are alternative suppliers authorized by The Coca-Cola Company. Coca-Cola FEMSA acquires most of its plastic non-returnable bottles from ALPLA de Venezuela, S.A. and all of its aluminum cans from a local producer, Dominguez Continental, C.A.

Under current regulations promulgated by the Venezuelan authorities, Coca-Cola FEMSA’s ability to import some of its raw materials and other supplies used in Coca-Cola FEMSA’s production could be limited, and access to the official exchange rate for these items for Coca-Cola FEMSA and its suppliers, including, among others, resin, aluminum, plastic caps, distribution trucks and vehicles is only achieved by obtaining proper approvals from the relevant authorities.

FEMSA Comercio

Overview and Background

FEMSA Comercio operates the largest chain of small-format stores in Mexico, measured in terms of number of stores as of December 31, 2012, under the trade name OXXO. As of December 31, 2012, FEMSA Comercio operated 10,601 OXXO stores, of which 10,567 are located throughout the country, with a particularly strong presence in the northern part of Mexico, and the remaining 34 stores are located in Bogotá, Colombia.

FEMSA Comercio, the largest single customer of Cuauhtémoc Moctezuma and of the Coca-Cola system in Mexico, was established by FEMSA in 1978 when two OXXO stores were opened in Monterrey, one store in Mexico City and another store in Guadalajara. The motivating factor behind FEMSA’s entrance into the retail industry was to enhance beer sales through company-owned retail outlets as well as to gather information on customer preferences. In 2012, a typical OXXO store carried 2,427 different store keeping units (SKUs) in 31 main product categories.

In recent years, FEMSA Comercio has represented an effective distribution channel for our beverage products, as well as a rapidly growing point of contact with our consumers. Based on the belief that location plays a major role in the long-term success of a retail operation such as a convenience store, as well as a role in our continually improving ability to accelerate and streamline the new-store development process, FEMSA Comercio has focused on a strategy of rapid, profitable growth. FEMSA Comercio opened 1,092, 1,135 and 1,040 net new OXXO stores in 2010, 2011 and 2012, respectively. The accelerated expansion in the number of stores yielded total revenue growth of 16.6% to reach Ps. 86,433 million in 2012. Same store sales increased an average of 7.7%, driven by increases in store traffic and average customer ticket. FEMSA Comercio performed approximately 3.0 billion transactions in 2012 compared to 2.7 billion transactions in 2011.

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

FEMSA Comercio has made and will continue to make significant investments in IT to improve its ability to capture customer information from its existing stores and to improve its overall operating performance. The majority of products carried through OXXO stores are bar-coded, and all OXXO stores are equipped with point-of-sale systems that are integrated into a company-wide computer network. To implement revenue management strategies, FEMSA Comercio created a division in charge of product category management for products, such as beverages, fast food and perishables, to enhance and better utilize its consumer information base and market intelligence capabilities. FEMSA Comercio utilizes a technology platform supported by an enterprise resource planning (ERP) system, as well as other technological solutions such as merchandising and point-of-sale systems, which will allow FEMSA Comercio to continue redesigning its key operating processes and enhance the usefulness of its market information going forward. In addition, FEMSA Comercio has expanded its operations by opening 11 new stores in Bogotá, Colombia in 2012.

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

Store Locations

With 10,567 OXXO stores in Mexico and 34 stores in Colombia as of December 31, 2012, FEMSA Comercio operates the largest small-format store chain in Latin America measured by number of stores. OXXO stores are concentrated in the northern part of Mexico, but also have a growing presence in the rest of the country.

FEMSA Comercio

Regional Allocation of OXXO Stores in Mexico and Latin America(*)

as of December 31, 2012

FEMSA Comercio has aggressively expanded its number of stores over the past several years. The average investment required to open a new store varies, depending on location and format and whether the store is opened in an existing retail location or requires construction of a new store. FEMSA Comercio is generally able to use supplier credit to fund the initial inventory of new stores.

Growth in Total OXXO Stores

	Year Ended December 31,
	2012	2011	2010	2009	2008
Total OXXO stores	10,601	9,561	8,426	7,334	6,374
Store growth (% change over previous year)	10.9%	13.5%	14.9%	15.1%	14.6%

FEMSA Comercio currently expects to continue the growth trend established over the past several years by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets. Management believes that the southeast part of Mexico is particularly underserved by the convenience store industry.

The identification of locations and pre-opening planning in order to optimize the results of new stores are important elements in FEMSA Comercio’s growth plan. FEMSA Comercio continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores unable to maintain benchmark standards are generally closed. Between December 31, 2008 and 2012, the total number of OXXO stores increased by 4,227, which resulted from the opening of 4,328 new stores and the closing of 101 existing stores.

Competition

FEMSA Comercio, mainly through OXXO, competes in the overall retail market, which we believe is highly competitive. OXXO stores face competition from small-format stores like 7-Eleven, Super Extra, Super City, Círculo K stores and other numerous chains of retailers across Mexico, from other regional small-format retailers to small informal neighborhood stores. OXXO competes both for consumers and for new locations for stores and the managers to operate those stores. FEMSA Comercio operates in the 32 Mexican states and has much broader geographical coverage than any of its competitors in Mexico.

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

Approximately 64% of OXXO’s customers are between the ages of 15 and 35. FEMSA Comercio also segments the market according to demographic criteria, including income level.

Store Characteristics

The average size of an OXXO store is approximately 103 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 186 square meters and, when parking areas are included, the average store size is approximately 429 square meters.

FEMSA Comercio—Operating Indicators

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(percentage increase compared to previous year)
Total FEMSA Comercio revenues	16.6%	19.0%	16.3%	13.6%	12.0%
OXXO same-store sales(1)	7.7%	9.2%	5.2%	1.3%	0.4%

(1)	Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for more than 12 months with the sales of those same stores during the previous year.

Beer, cigarettes, soft drinks and other beverages, snacks and cellular telephone air-time represent the main product categories for OXXO stores. FEMSA Comercio has a distribution agreement with Cuauhtémoc Moctezuma (which is now part of the Heineken Group). As a result of this agreement, OXXO stores only carry beer brands produced and distributed by Cuauhtémoc Moctezuma. OXXO stores will continue to benefit from the existing relationship under which Cuauhtémoc Moctezuma will continue to be the exclusive supplier of beer to OXXO until June 2020.

Approximately 65% of OXXO stores are operated by independent managers responsible for all aspects of store operations. The managers are commission agents and are not employees of FEMSA Comercio. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store. FEMSA Comercio continually invests in on-site operating personnel, with the objective of promoting loyalty, customer service and low personnel turnover in the stores.

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

Management believes that the OXXO chain’s scale of operations provides FEMSA Comercio with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. Given the fragmented nature of the retail industry in Mexico in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks, cigarettes and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 51% of the OXXO chain’s total sales consist of products that are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by FEMSA Comercio’s distribution system, which includes 14 regional warehouses located in Monterrey, Guadalajara, Mexicali, Mérida, León, Obregón, Puebla, Chihuahua, Reynosa, Tijuana, Toluca, Villahermosa and two in Mexico City. The distribution centers operate a fleet of approximately 746 trucks that make deliveries to each store approximately twice per week.

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

Equity Method Investment in the Heineken Group

As of December 31, 2012, FEMSA owned a non-controlling interest in the Heineken Group, one of the world’s leading brewers. As of December 31, 2012, our 20% economic interest in the Heineken Group was comprised of 43,018,320 shares of Heineken Holding N.V. and 72,182,203 shares of Heineken N.V. For 2012, FEMSA recognized equity income of Ps. 8,311 regarding its 20% economic interest in the Heineken Group; see note 10 to our audited consolidated financial statements.

As described above, FEMSA Comercio has a distribution agreement with Cuauhtémoc Moctezuma (which is now a part of the Heineken Group) pursuant to which OXXO stores only carry beer brands produced and distributed by Cuauhtémoc Moctezuma. OXXO stores will continue to benefit from the existing relationship under which Cuauhtémoc Moctezuma will continue to be the exclusive supplier of beer to OXXO until June 2020. As of April 30, 2010, Coca-Cola FEMSA has agreed with Cervejarias Kaiser (also now part of the Heineken Group) to continue to distribute and sell the Kaiser beer portfolio in Coca-Cola FEMSA’s Brazilian territories for a 20-year term beginning in 2003, consistent with the arrangement already in place. In addition, our logistic services, corporate and shared services subsidiary continues to provide certain services to Cuauhtémoc Moctezuma and its subsidiaries.

Other Business

Our other business consists of the following smaller operations that support our core operations:

•

Our logistics services subsidiary provides a broad range of logistics and vehicle maintenance services to Coca-Cola FEMSA, FEMSA Comercio and third-party clients in the beverages, consumer products and retail industries. It has operations in Mexico, Brazil, Colombia, Panama, Costa Rica and Nicaragua.

•

Our refrigeration business produces vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 475,416 units at December 31, 2012. In 2012, this business sold 389,132 refrigeration units, 36.0% of which were sold to Coca-Cola FEMSA, and the remainder of which were sold to third parties.

•

Our corporate services subsidiary employs all of our corporate staff, including the personnel managing the areas of finance, corporate accounting, taxation, legal, financial and strategic planning, human resources, corporate affairs and internal audit. Through this subsidiary, we direct, control, supervise and review the operations of our sub-holding companies. As of December 31, 2012, FEMSA Comercio and our other business subsidiaries pay management fees for the services provided to them. In addition, Coca-Cola FEMSA has entered into a services agreement pursuant to which it pays for specific services. As part of the Heineken transaction, the corporate and shared services subsidiaries continue to provide some limited corporate services and shared services to subsidiaries of Cuauhtémoc Moctezuma (now part of the Heineken Group), for which such companies continue to pay.

•

Until December 31, 2010, our labeling and flexible packaging business was our wholly-owned subsidiary. In 2010, this business sold 14% of its label sales volume to Cuauhtémoc Moctezuma, 20% to Coca-Cola FEMSA and 66% to third parties. Our labeling and flexible packaging business was sold on December 31, 2010.

•

Until December 31, 2012, Quimiproductos, our manufacturer and supplier of cleaning and sanitizing products and services related to food and beverage industrial processes, as well as of water treatment, was our wholly-owned subsidiary. In 2012, this business sold 38% of its products to Cuauhtémoc Moctezuma, 27% to Coca-Cola FEMSA and 35% to third parties. Our Quimiproductos business was sold on December 31, 2012.

•

Until September 23, 2010 we owned the Mundet brands in Mexico, which were disposed through the sale to The Coca-Cola Company of Promotora de Marcas Nacionales, S. de R.L. de C.V., which was a wholly owned subsidiary of FEMSA.

Description of Property, Plant and Equipment

As of December 31, 2012, we owned all of our manufacturing facilities and substantially all of our warehouses and distribution centers. Our properties primarily consisted of production and distribution facilities for our soft drink operations and office space. In addition, FEMSA Comercio owns approximately 10.6% of the OXXO store locations, while the other stores are located in properties that are rented under long-term lease arrangements with third parties.

The table below summarizes by country the installed capacity and percentage utilization of Coca-Cola FEMSA’s production facilities:

Bottling Facility Summary

As of December 31, 2012

Country	Installed Capacity (thousands of unit cases)	Utilization(1) (%)
Mexico	2,671,963	62.0
Guatemala	35,527	77.0
Nicaragua	66,516	60.0
Costa Rica	81,424	56.0
Panama	55,863	52.0
Colombia	514,813	49.0
Venezuela	288,751	69.0
Brazil	720,704	64.0
Argentina	347,307	62.0

(1)	Annualized rate.

The table below summarizes by country the location and facility area of each of Coca-Cola FEMSA’s production facilities.

Bottling Facilities by Location as of December 31, 2012

Country	Location	Production Area
		(thousands of sq. meters)
Mexico	San Cristóbal de las Casas, Chiapas	45
	Cuautitlán, Estado de México	35
	Los Reyes la Paz, Estado de México	50
	Toluca, Estado de México	242
	León, Guanajuato	124
	Morelia, Michoacán	50
	Ixtacomitán, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
	La Pureza Altamira, Tamaulipas	300
	Poza Rica, Veracruz	42
	Pacífico, Estado de México	89
	Cuernavaca, Morelos	37
	Toluca, Estado de México	41
	San Juan del Río, Querétaro	84
	Querétaro, Querétaro	80

Guatemala	Guatemala City	47

Nicaragua	Managua	54

Costa Rica	Calle Blancos, San José	52
	Coronado, San José	14

Panama	Panama City	29

Country	Location	Production Area
		(thousands of sq. meters)

Colombia	Barranquilla	37
	Bogotá, DC	105
	Bucaramanga	26
	Cali	76
	Manantial, Cundenamarca	67
	Medellín	47

Venezuela	Antímano	15
	Barcelona	141
	Maracaibo	68
	Valencia	100

Brazil	Campo Grande	36
	Jundiaí	191
	Mogi das Cruzes	119
	Belo Horizonte	73

Argentina	Alcorta, Buenos Aires	73
	Monte Grande, Buenos Aires	32

Insurance

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including explosion, fire, vandalism, riot and losses incurred in connection with goods in transit. In addition, we maintain an “all risk” liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. In 2012, the policies for “all risk” property insurance and “all risk” liability insurance were issued by ACE Seguros, S.A., and the coverage was partially reinsured in the international reinsurance market. In 2013, “all risk” liability insurance policy will be issued by XL Insurance Mexico SA de CV. We believe that our coverage is consistent with the coverage maintained by similar companies operating in Mexico.

Capital Expenditures and Divestitures

Our consolidated capital expenditures for the years ended December 31, 2012 and 2011 were Ps. 15,560 million and Ps. 12,666 million respectively, and were for the most part financed from cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2012		2011
	(In millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	10,259	Ps.	7,862
FEMSA Comercio		4,707		4,186
Other		594		618

Total	Ps.	15,560	Ps.	12,666

Coca-Cola FEMSA

During 2012, Coca-Cola FEMSA’s capital expenditures focused on increasing production capacity, placing coolers with retailers, returnable bottles and cases, improving the efficiency of distribution infrastructure, and IT. Capital expenditures in Mexico and Central America were approximately Ps. 5,350 million and accounted for approximately 52% of Coca-Cola FEMSA’s capital expenditures, with South America representing the balance.

FEMSA Comercio

FEMSA Comercio’s principal investment activity is the construction and opening of new stores. During 2012, FEMSA Comercio opened 1,040 net new OXXO stores. FEMSA Comercio invested Ps. 4,707 million in 2012 in the addition of new stores, warehouses and improvements to leased properties.

Regulatory Matters

Competition Legislation

The Ley Federal de Competencia Económica (Federal Economic Competition Law or Mexican Competition Law) became effective on June 22, 1993. The Mexican Competition Law and the Reglamento de la Ley Federal de Competencia Económica (Regulations under the Mexican Competition Law), effective as of October 13, 2007, regulate monopolistic practices and require Mexican government approval of certain mergers and acquisitions. The Mexican Competition Law subjects the activities of certain Mexican companies, including us, to regulatory scrutiny. In addition, the Regulations under the Mexican Competition Law prohibit members of any trade association from reaching any agreement relating to the price of their products. Management believes that we are currently in compliance in all material respects with Mexican competition legislation.

In Mexico and in some of the other countries in which we operate, we are involved in different ongoing competition related proceedings. We believe that the outcome of these proceedings will not have a material adverse effect on our financial position or results. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA—Antitrust Matters.”

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which Coca-Cola FEMSA operates. Currently, there are no price controls on Coca-Cola FEMSA’s products in any of its territories, except for (i) Argentina, where authorities directly supervise certain products sold through supermarkets to control inflation, and (ii) Venezuela, where the government has recently imposed price controls on certain products including bottled water. See “Item 3. Key Information—Risk Factors—Regulatory developments may adversely affect Coca-Cola FEMSA’s business.”

Taxation of Sparkling Beverages

All the countries in which Coca-Cola FEMSA operates, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 16% in Mexico, 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 16% in Colombia (applied only to the first sale in supply chain), 12% in Venezuela, 21% in Argentina, and 17% (Mato Grosso do Sul and Goiás) and 18% (São Paulo, Minas Gerais and Rio de Janeiro) in Brazil. Also, Coca-Cola FEMSA’s Brazilian bottler is responsible for charging and collecting the value-added tax from each of its retailers, based on average retail prices for each state where the company operates, defined primarily through a survey conducted by the government of each state and generally updated every three months. In addition, several of the countries in which Coca-Cola FEMSA operates impose the following excise or other taxes:

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.30 as of December 31, 2012) per liter of sparkling beverage.

•

Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, currently assessed at 16.74 colones per 250 ml (Ps. 0.42 as of December 31, 2012), and an excise tax currently assessed at 5.79 colones per 250 ml (approximately Ps. 0.15 as of December 31, 2012).

•	Nicaragua imposes a 9.0% tax on consumption, and municipalities impose a 1% tax on Coca-Cola FEMSA’s Nicaraguan gross income.

•	Panama imposes a 5.0% tax based on the cost of goods produced. Panama also imposes a 10% selective consumption tax on syrups, powders and concentrate.

•

Argentina imposes an excise tax of 8.7% on sparkling beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 4.2% on sparkling water and flavored sparkling beverages with 10.0% or more fruit juice, although this excise tax is not applicable to certain of Coca-Cola FEMSA’s products.

•

Brazil’s federal government assesses an average production tax of approximately 4.7% and an average sales tax of approximately 10.8%. Most of these taxes are fixed, based on average retail prices in each state where the company operates (VAT) or fixed by the federal government (excise and sales tax).

Environmental Matters

In all of our territories, our operations are subject to federal and state laws and regulations relating to the protection of the environment.

Mexico

The Mexican federal authority in charge of overseeing compliance with the federal environmental laws is the Secretaria del Medio Ambiente y Recursos Naturales or Secretary of Environment and Natural Resources, which we refer to as “SEMARNAT”. An agency of SEMARNAT, the Procuraduría Federal de Protección al Ambiente or Federal Environmental Protection Agency, which we refer to as “PROFEPA”, has the authority to enforce the Mexican federal environmental laws. As part of its enforcement powers, PROFEPA can bring administrative, civil and criminal proceedings against companies and individuals that violate environmental laws, regulations and Mexican Official Standards and has the authority to impose a variety of sanctions. These sanctions may include, among other things, monetary fines, revocation of authorizations, concessions, licenses, permits or registrations, administrative arrests, seizure of contaminating equipment, and in certain cases, temporary or permanent closure of facilities. Additionally, as part of its inspection authority, PROFEPA is entitled to periodically inspect the facilities of companies whose activities are regulated by the Mexican environmental legislation and verify compliance therewith. Furthermore, in special situations or certain areas where federal jurisdiction is not applicable or appropriate, the state and municipal authorities can administer and enforce certain environmental regulations of their respective jurisdictions.

In Mexico, the principal legislation relating to environmental matters is the Ley General de Equilibrio Ecológico y Protección al Ambiente (Federal General Law for Ecological Equilibrium and Environmental Protection, or the Mexican Environmental Law) and the Ley General para la Prevención y Gestión Integral de los Residuos (General Law for the Prevention and Integral Management of Waste). Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to air and water emissions and hazardous wastes and set forth standards for waste water discharge that apply to our operations. We are also subject to certain minimal restrictions on the operation of delivery trucks in Mexico City. We have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City.

In addition, we are subject to the Ley de Aguas Nacionales de 1992 (as amended, the 1992 Water Law), enforced by the Comisión Nacional del Agua (National Water Commission). Adopted in December 1992, and amended in 2004, the 1992 Water Law provides that plants located in Mexico that use deep water wells to supply their water requirements must pay a fee to the local governments for the discharge of residual waste water to drainage. Pursuant to this law, certain local authorities test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by the National Water Commission. In the case of non-compliance with the law, penalties, including closures, may be imposed. All of Coca-Cola FEMSA’s bottler plants located in Mexico have met these standards. In addition, Coca-Cola FEMSA’s plants in Apizaco and San Cristóbal are certified with ISO 14001.

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

As part of our environmental protection and sustainability strategies, several of our subsidiaries have entered into 20-year wind power purchase agreements with the Mareña Renovables Wind Farm to receive electrical energy for use at production and distribution facilities of FEMSA and Coca-Cola FEMSA throughout Mexico, as well as for a significant number of OXXO stores. The Mareña Renovables Wind Farm will be located in the state of Oaxaca and is expected to have a capacity of 396 megawatts. We anticipate the Mareña Renovables Wind Farm will begin operations in 2014.

As part of Coca-Cola FEMSA’s environmental protection and sustainability strategies, in December 2009, Coca-Cola FEMSA, jointly with strategic partners, entered into a wind energy supply agreement with a Mexican subsidiary of the Spanish wind farm developer, GAMESA Energía, S.A., or GAMESA, to supply clean energy to Coca-Cola FEMSA’s bottling facility in Toluca, Mexico, owned by its subsidiary, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), or Propimex, and to some of its suppliers of PET bottles. In 2010, GAMESA sold its interest in the Mexican subsidiary that owned the wind farm to Iberdrola Renovables México, S.A. de C.V. The wind farm generating such energy, which is located in La Ventosa, Oaxaca, is expected to generate approximately 100 thousand megawatt hours of energy annually. The energy supply services began in April 2010.

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

Colombia

Coca-Cola FEMSA’s Colombian operations are subject to several Colombian federal, state and municipal laws and regulations related to the protection of the environment and the disposal of treated water and toxic and hazardous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. For Coca-Cola FEMSA’s plants in Colombia, it has obtained the Certificación Ambiental Fase IV (Phase IV Environmental Certificate) demonstrating its compliance at the highest level with relevant Colombian regulations. Coca-Cola FEMSA is also engaged in nationwide reforestation programs, and national campaigns for the collection and recycling of glass and plastic bottles. In 2011, jointly with the FEMSA Foundation, Coca-Cola FEMSA was commended with the “Western Hemisphere Corporate Citizenship Award” for the social responsibility programs it carried out to respond to the extreme weather experienced in Colombia in 2010 and 2011, known locally as the “winter emergency.” In addition, Coca-Cola FEMSA also obtained the ISO 9001, ISO 22000, ISO 14001 and PAS 220 certifications for its plants located in Medellín, Cali, Bogotá, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in its production processes. These six plants joined a small group of companies that have obtained these certifications.

Venezuela

Coca-Cola FEMSA’s Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Ley Orgánica del Ambiente (Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (Substance, Material and Dangerous Waste Law), the Ley Penal del Ambiente (Criminal Environmental Law) and the Ley de Aguas (Water Law). Since the enactment of the Organic Environmental Law in 1995, Coca-Cola FEMSA’s Venezuelan subsidiary has presented the proper authorities with plans to bring their production facilities and distribution centers into compliance with applicable laws, which mainly consist of building or expanding the capacity of water treatment plants in Coca-Cola FEMSA’s bottling facilities. Even though Coca-Cola FEMSA has had to adjust some of the originally proposed timelines due to construction delays, in 2009, Coca-Cola FEMSA completed the construction and received all the required permits to operate a new water treatment plant in its bottling facility located in the city of Barcelona. At the end of 2011, Coca-Cola FEMSA concluded the construction of a new water treatment plant in its bottling plant in the city of Valencia, which began operations in February 2012. During 2011, Coca-Cola FEMSA also commenced construction of a new water treatment plant in its Antimano bottling plant in Caracas, which construction was concluded during the second quarter of 2012. Coca-Cola FEMSA is also concluding the process of obtaining the necessary authorizations and licenses before it can begin the construction and expansion of its current water treatment plant in its bottling facility in Maracaibo. In December 2011, Coca-Cola FEMSA obtained the ISO 14000 certification for all of its plants in Venezuela.

In addition, in December 2010, the Venezuelan government approved the Ley Integral de Gestión de la Basura (Comprehensive Waste Management Law), which regulates solid waste management and which may be applicable to manufacturers of products for mass consumption. The full scope of this law has not yet been established.

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

Coca-Cola FEMSA’s production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant has been certified for: (i) ISO 9001 since 1993; (ii) ISO 14001 since March 1997; (iii) norm OHSAS 18001 since 2005; (iv) ISO 22000 since 2007; and (v) PAS: 220 since 2010.

In Brazil it is also necessary to obtain concessions from the government to cast drainage. In December, 2010, Coca-Cola FEMSA increased the capacity of the water treatment plant in its Jundiaí facility. In 2012, Coca-Cola FEMSA’s production plants in Jundiaí and Mogi das Cruzes were certified in standard FSSC22000, and its plant located in Campo Grande is in the process of obtaining this certification as well.

In Brazil, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, came into effect in May 2008. This regulation requires Coca-Cola FEMSA to collect for recycling a specified annual percentage of plastic bottles made from PET sold in the City of São Paulo; such percentage increases each year. Beginning in May 2011, Coca-Cola FEMSA was required to collect 90% of the PET bottles sold in the city of São Paulo for recycling. Currently, Coca-Cola FEMSA is not able to collect the entire required volume of PET bottles it has sold in the City of São Paulo for recycling. If Coca-Cola FEMSA does not meet the requirements of this regulation, which we believe to be more onerous than those imposed by the countries with the highest recycling standards, it could be fined and be subject to other sanctions, such as the suspension of operations in any of its plants and/or distribution centers located in the City of São Paulo. In May 2008, Coca-Cola FEMSA, together with other bottlers in the city of São Paulo, through the Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas (Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance. In addition, in November 2009, in response to a municipal authority request for Coca-Cola FEMSA to demonstrate the destination of the PET bottles sold by it in the City of São Paulo, Coca-Cola FEMSA filed a motion showing all of its recycling programs and requesting a more practical timeline to comply with the requirements of the law. In October 2010, the municipal authority of the City of São Paulo levied a fine on Coca-Cola FEMSA’s Brazilian operating subsidiary of 250,000 Brazilian reais (approximately Ps. 1,548,874 as of December 31, 2012) on the grounds that the report submitted by Coca-Cola FEMSA’s Brazilian operating subsidiary did not comply with the 75% proper disposal requirement for the period from May 2008 to May 2010. Coca-Cola FEMSA filed an appeal against this fine. In July 2012, the State Appellate Court of São Paulo rendered a decision admitting the interlocutory appeal filed on behalf of ABIR in order to suspend the fines and other sanctions to ABIR’s associated companies, including Coca-Cola FEMSA’s Brazilian subsidiary, for alleged noncompliance with the municipal regulation pending the final resolution of the lawsuit. Coca-Cola FEMSA is currently awaiting final resolution on both matters.

In August 2010, Law No. 12.305/2010 established the Brazilian National Solid Waste Policy. This policy is based on the principle of shared responsibility between the government, companies and the public, and provides for the post-consumption return of products to companies and requires public authorities to implement waste management programs. This law is regulated by Federal Decree No. 7.404/2010, and was published in December 2010. Coca-Cola FEMSA is currently discussing with the relevant authorities the impact this law may have on Brazilian companies in complying with the regulation in effect in the City of São Paulo. In response to the Brazilian National Solid Waste Policy, in December 2012, a proposal was provided to the Ministry of the Environment by almost 30 associations involved in the packaging sector, including ABIR in its capacity as representative for The Coca-Cola Company, Coca-Cola FEMSA’s Brazilian subsidiary, and other bottlers. The proposal involved creating a “coalition” to implement systems for reverse logistics packaging non-dangerous waste that makes up the dry portion of municipal solid waste or its equivalent. The goal of the proposal is to create methodologies for sustainable development, and protect the environment, society, and the economy. Coca-Cola FEMSA has not yet received a response from the Ministry of Environment.

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

Coca-Cola FEMSA has expended, and may be required to expend in the future, funds for compliance with and remediation under local environmental laws and regulations. Currently, we do not believe that such costs will have a material adverse effect on Coca-Cola FEMSA’s results or financial condition. However, since environmental laws and regulations and their enforcement are becoming increasingly more stringent in Coca-Cola FEMSA’s territories, and there is increased recognition by local authorities of the need for higher environmental standards in the countries where it operates, changes in current regulations may result in an increase in costs, which may have an adverse effect on Coca-Cola FEMSA’s future results or financial condition. Coca-Cola FEMSA’s management is not aware of any significant pending regulatory changes that would require a significant amount of additional remedial capital expenditures.

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

In July 2011, the Venezuelan government passed the Ley de Costos y Precios Justos (Fair Costs and Prices Law). The purpose of this law is to establish the regulations and administrative processes necessary to maintain the price stability of, and equal access to, goods and services. The law also creates the National Ministry of Costs and Prices, whose main role is to oversee price controls and set maximum retail prices on certain consumer goods and services. Of Coca-Cola FEMSA’s products, only certain of its bottled water beverages were affected by these regulations, which mandated a lowering of its sale prices as of April 2012. Any failure to comply with this law would result in fines, temporary suspension or the closure of operations. While Coca-Cola FEMSA is currently in compliance with this law, we cannot assure you that the Venezuelan government’s future regulation of goods and services will not result in a forced reduction of prices in respect of certain of Coca-Cola FEMSA’s other products, which could have a negative effect on its results.

In May 2012, the Venezuelan government adopted significant changes to its labor regulations. This amendment to Venezuela’s labor regulations could have a negative impact on Coca-Cola FEMSA’s business and operations. The principal changes that impact Coca-Cola FEMSA’s operations are: (i) the requirement that employee terminations are now subject to governmental authorization; (ii) retroactive assessments for any modifications to Coca-Cola FEMSA’s severance payment system; (iii) the reduction of the maximum daily and weekly work hours (from 44 to 40 weekly); and (iv) the increase in obligatory weekly breaks, prohibiting any corresponding reduction in salaries.

In November, 2012, the government of the Province of Buenos Aires, Argentina, adopted Law No. 14,394, which increased the tax rate applied to product sales within the Province of Buenos Aires. If the products are manufactured in plants located in the territory of the Province of Buenos Aires, Law No. 14,394 increases the tax rate from 1% to 1.75%; if the products are manufactured in any other Argentine province, the law increases the tax rate from 3% to 4%.

In January 2012, the Costa Rican government approved a decree that regulates the sale of food and beverages in schools. The decree came into effect in 2012. Enforcement of this law will be gradual, from 2012 to 2014, depending on the specific characteristics of the food or beverage in question. According to the decree, the sale of specific sparkling beverages and still beverages that contain sugar, syrup or HFCS in any type of presentation in schools is prohibited. Coca-Cola FEMSA will still be allowed to sell water and certain still beverages in schools. We cannot assure you that the Costa Rican government will not further restrict sales of other of Coca-Cola FEMSA’s products in schools in the future; any such further restrictions could lead to an adverse impact on Coca-Cola FEMSA’s results.

In December 2012, the Cost Rican government repealed Article 61 of their Código Fiscal (Fiscal Code), which had allowed Costa Rican subsidiaries to follow certain specified procedures to prevent tax withholdings on dividends paid to parent companies.

Water Supply

In Mexico, Coca-Cola FEMSA obtains water directly from municipal utility companies and pumps water from its own wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the 1992 Water Law, and regulations issued thereunder, which created the National Water Commission. The National Water Commission is in charge of overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run from five- to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request that concession terms be extended before they expire. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water is not used by the concessionaire for two consecutive years. However, because the current concessions for each of Coca-Cola FEMSA’s plants in Mexico do not match each plant’s projected needs for water in future years, we successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. These concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations in a timely manner.

Although we have not undertaken independent studies to confirm the sufficiency of the existing groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico.

In Argentina, a state water company provides water to Coca-Cola FEMSA’s Alcorta plant on a limited basis; however, we believe the authorized amount meets Coca-Cola FEMSA’s requirements for this plant. In Coca-Cola FEMSA’s Monte Grande plant in Argentina, it pumps water from its own wells, in accordance with Law 25.688.

In Brazil, Coca-Cola FEMSA buys water directly from municipal utility companies and we also capture water from underground sources, wells or surface sources (i.e., rivers), pursuant to concessions granted by the Brazilian government for each plant. According to the Brazilian Constitution, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users have the responsibility for any damage to the environment. The exploitation and use of water is regulated by the Código de Mineração (Code of Mining, Decree Law No. 227/67), the Código de Águas Minerais (Mineral Water Code, Decree Law No. 7841/45), the National Water Resources Policy (Law No. 9433/97) and by regulations issued thereunder. The companies that exploit water are supervised by the Departamento Nacional de Produção Mineiral—DNPM (National Department of Mineral Production) and the National Water Agency in connection with federal health agencies, as well as state and municipal authorities. In Coca-Cola FEMSA’s Jundiaí and Belo Horizonte plants, we do not exploit mineral water. In the Mogi das Cruzes and Campo Grande plants, we have all the necessary permits for the exploitation of mineral water.

In Colombia, in addition to natural spring water, Coca-Cola FEMSA obtains water directly from its own wells and from utility companies. Coca-Cola FEMSA is required to have a specific concession to exploit water from natural sources. Water use in Colombia is regulated by Law No. 9 of 1979 and Decrees No. 1594 of 1984 and No. 2811 of 1974. In addition, on February 6, 2012, Colombia promulgated Decree No. 303, which requires Coca-Cola FEMSA to apply for water concessions and for authorization to discharge its water into public waterways. The National Institute of National Resources supervises companies that use water as a raw material for their business.

In Nicaragua, the use of water is regulated by the Ley General de Aguas Nacionales (National Water Law), and Coca-Cola FEMSA obtains water directly from its own wells. In Costa Rica, the use of water is regulated by the Ley de Aguas (Water Law). In both of these countries, Coca-Cola FEMSA owns and exploits its own water wells granted to it through governmental concessions. In Guatemala, no license or permits are required to exploit water from the private wells in Coca-Cola FEMSA’s own plants. In Panama, Coca-Cola FEMSA acquires water from a state water company, and the use of water is regulated by the Reglamento de Uso de Aguas de Panamá (Panama Use of Water Regulation). In Venezuela, Coca-Cola FEMSA uses private wells in addition to water provided by the municipalities, and it has taken the appropriate actions, including actions to comply with water regulations, to have water supply available from these sources, regulated by the Ley de Aguas (Water Law).

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

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements and the notes to those financial statements. Our consolidated financial statements were prepared in accordance with IFRS as issued by the IASB.

Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding its results and financial position during the periods discussed in this section:

•

Coca-Cola FEMSA continues growing organic volumes at a steady but moderate pace, and additionally integrated Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in its Mexican operations. Volume growth was mainly driven by the Coca-Cola brand, together with the performance of Coca-Cola FEMSA’s still beverage portfolio.

•

FEMSA Comercio has maintained high rates of OXXO store openings and continues to grow in terms of total revenues. FEMSA Comercio has lower operating margins than our beverage business. Given that FEMSA Comercio has lower operating margins and given its fixed cost structure, it is more sensitive to changes in sales which could negatively affect operating margins.

Our results and financial position are affected by the economic and market conditions in the countries where our subsidiaries conduct their operations, particularly in Mexico. Changes in these conditions are influenced by a number of factors, including those discussed in “Item 3. Key Information—Risk Factors.”

Recent Developments

In November 2012, through FEMSA Comercio, we agreed to acquire a 75% stake in Farmacias YZA, a leading drugstore operator in Southeast Mexico, with the current shareholders staying as partners with the remaining 25%. Farmacias YZA, headquartered in Merida, Yucatan, operated 333 stores as of the date of the agreement. We believe we can contribute our significant expertise in the development of small-box retail formats to what is already a successful regional player in this industry. In turn, this transaction opens a new avenue for growth for FEMSA Comercio. The transaction is pending customary regulatory approvals and is expected to close in the second quarter of 2013.

In December 2012, Coca-Cola FEMSA reached an agreement with The Coca-Cola Company to acquire a 51% non-controlling majority stake of CCBPI for US $688.5 million in an all-cash transaction. Coca-Cola FEMSA closed this transaction on January 25, 2013. The implied enterprise value of 100% of CCBPI is US$ 1,350 million. Coca-Cola FEMSA will have an option to acquire all of the remaining 49% of the capital stock of CCBPI at any time during the seven years following the closing, at the same enterprise value adjusted for a carrying cost and certain other adjustments. Coca-Cola FEMSA will have a put option, exercisable six years after the initial closing, to sell its ownership in CCBPI back to The Coca-Cola Company at a price that will be calculated using the same EBITDA multiple used in the acquisition of the 51% stake of CCBPI, capped at the aggregate enterprise value for the amount acquired, adjusted for certain items. Coca-Cola FEMSA will be managing the day-to-day operations of the business. The Coca-Cola Company will have certain rights on the operational business plan. Given the terms of both the options agreement and Coca-Cola FEMSA’s shareholders agreement with The Coca-Cola Company, Coca-Cola FEMSA will not consolidate the results of CCBPI. Coca-Cola FEMSA will recognize the results of CCBPI using the equity method.

In January 2013, Coca-Cola FEMSA entered into an agreement to merge Grupo Yoli into its company. Grupo Yoli operates in Mexico, mainly in the state of Guerrero, Mexico, as well as in parts of the state of Oaxaca, Mexico. The merger agreement was approved by both Coca-Cola FEMSA and Grupo Yoli’s boards of directors and is subject to the approval of the CFC and the shareholders’ meetings of both companies. The aggregate enterprise value of this transaction was Ps. 8,806 million. Coca-Cola FEMSA will issue approximately 42.4 million new series “L” shares to the shareholders of Grupo Yoli once the transaction closes. As part of this transaction, Coca-Cola FEMSA will increase its participation in Piasa by 9.5%. Coca-Cola FEMSA expects to close this transaction in the second quarter of 2013.

Effects of Changes in Economic Conditions

Our results are affected by changes in economic conditions in Mexico and in the other countries in which we operate. For the years ended December 31, 2012, and 2011, 62%, and 61%, respectively, of our total sales were attributable to Mexico. As a result, we have significant exposure to the economic conditions of certain countries, particularly those in Central America, Colombia, Venezuela, Brazil and Argentina, although we continue to generate a substantial portion of our total sales from Mexico. The participation of these other countries as a percentage of our total sales has not changed significantly during the last five years and total sales are expected to increase in future periods due to acquisitions.

The Mexican economy is gradually recovering from a downturn as a result of the impact of the global financial crisis on many emerging economies in 2009. According to INEGI, in both 2012 and 2011 Mexican GDP expanded by approximately 3.9%. According to the Banco Nacional de México survey regarding the economic expectations of specialists, Mexican GDP is expected to increase by 3.54% in 2013, as of the latest estimate, published on March 1, 2013. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, further deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery in Mexico.

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

Beginning in the fourth quarter of 2010 and through 2012, the exchange rate between the Mexican peso and the U.S. dollar fluctuated from a low of Ps. 11.51 per U.S. dollar, to a high of Ps. 14.37 per U.S. dollar. At December 31, 2012, the exchange rate (noon buying rate) was Ps. 12.9635 to US$ 1.00. On March 31, 2013, the exchange rate was Ps. 12.3155 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information.” A depreciation of the Mexican peso or local currencies in the countries in which we operate relative to the U.S. dollar increases our cost of raw materials priced in U.S. dollars, including raw materials whose prices are set with reference to the U.S. dollar. In addition, a depreciation of the Mexican peso or local currencies in the countries in which we operate relative to the U.S. dollar will increase our U.S. dollar-denominated debt obligations, which could negatively affect our financial position and results. However, this effect could be offset by a corresponding appreciation of our U.S. dollar denominated cash position.

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

Critical Accounting Judgments and Estimates

In the application of our accounting policies, which are described in Note 3 to our audited consolidated financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

Impairment of indefinite lived intangible assets, goodwill and depreciable long-lived assets

Intangible assets with indefinite lives including goodwill are subject to annual impairment tests. An impairment exists when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which is the higher of its fair value less costs to sell or its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, we initially calculate an estimation of the value in use of the cash generating units to which such assets have been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. We review annually the carrying value of our intangible assets with indefinite lives and goodwill for impairment based on recognized valuation techniques. While we believe that our estimates are reasonable, different assumptions regarding such estimates could materially affect our evaluations. Impairment losses are recognized in current earnings in the period the related impairment is determined.

We assess at each reporting date whether there is an indication that a depreciable long lived asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. The key assumptions used to determine the recoverable amount for our CGUs, including a sensitivity analysis, are further explained in Notes 3.15 and 12 to our audited consolidated financial statements.

Useful lives of property, plant and equipment and intangible assets with defined useful lives

Property, plant and equipment, including returnable bottles as they are expected to provide benefits over a period of more than one year, as well as intangible assets with defined useful lives, are depreciated/amortized over their estimated useful lives. We base our estimates on the experience of our technical personnel as well as on our experience in the industry for similar assets; see Notes 3.11, 3.13, 11 and 12 to our audited consolidated financial statements.

Post-employment and other long-term employee benefits

We annually evaluate the reasonableness of the assumptions used in our post-employment and other long-term employee benefit computations. Information about such assumptions is described in Note 16.1 to our audited consolidated financial statements.

Income taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. For our particular Mexican subsidiaries, we recognize deferred income taxes, based on our financial projections depending on whether we expect to incur the regular income tax (“ISR”) or the business flat tax (“IETU”) in the future. Additionally, we regularly review our deferred tax assets for recoverability, and record a deferred tax asset based on our judgment regarding the probability of historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences; see Note 24 to our audited consolidated financial statements.

Tax, labor and legal contingencies and provisions

We are subject to various claims and contingencies on a range of matters including, among others, tax, labor and legal proceedings as described in Note 25 to our audited consolidated financial statements. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a provision and/or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. Management’s judgment must be exercised to determine the likelihood of such a loss and an estimate of the amount, due to the subjective nature of the loss.

Valuation of financial instruments

We are required to measure all derivative financial instruments at fair value. The fair values of derivative financial instruments are determined considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient reliable and verifiable data, recognized in the financial sector. We base our forward price curves upon market price quotations. Management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments; see Note 20 to our audited consolidated financial statements.

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by us, liabilities assumed by us to the former owners of the acquiree and the equity interests issued by us in exchange for control of the acquiree.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•

Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12, “Income Taxes” (which we refer to as IAS 12) and IAS 19, “Employee Benefits” (which we refer to as IAS 19), respectively;

•

Liabilities or equity instruments related to share-based payment arrangements of the acquiree or to our share-based payment arrangements entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, Share-based Payment at the acquisition date, see Note 3.23 to our audited consolidated financial statements; and

•	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

Management’s judgment must be exercised to determine the fair value of assets acquired and liabilities assumed.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of our previously held equity interest in the acquiree (if any) over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of our previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

For each business combination, we elect whether we measure the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.

Investments in Associates

If we hold, directly or indirectly, 20% or more of the voting power of the investee, it is presumed that we have significant influence, unless it can be clearly demonstrated that this is not the case. If we hold, directly or indirectly, less than 20% of the voting power of the investee, it is presumed that we do not have significant influence, unless such influence can be clearly demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20%-owned corporate investee require a careful evaluation of voting rights and their impact on our ability to exercise significant influence. Management considers the existence of the following circumstances which may indicate that we are in a position to exercise significant influence over a less than 20 per cent-owned corporate investee:

•	Representation on the board of directors or equivalent governing body of the investee;

•	Participation in policy-making processes, including participation in decisions about dividends or other distributions;

•	Material transactions between us and the investee;

•	Interchange of managerial personnel; or

•	Provision of essential technical information.

Management also considers whether the existence and effect of potential voting rights that are currently exercisable or currently convertible should also be considered when assessing whether we have significant influence. In addition, we evaluate the following indicators that provide evidence of significant influence:

•	Extent of our ownership is significant relative to other shareholdings (i.e. a lack of concentration of other shareholders);

•	Our significant stockholders, our parent, fellow subsidiaries, or our officers, hold additional investment in the investee; and

•	We are part of significant investee committees, such as the executive committee or the finance committee.

Adoption of IFRS

As described in Note 2 to our audited consolidated financial statements, we adopted IFRS for the preparation of our financial information beginning in 2012. Pursuant to current SEC reporting requirements, foreign private issuers may provide in their SEC filings financial statements prepared in accordance with IFRS, without a reconciliation to U.S. GAAP.

The consolidated financial statements we issued for the year ended December 31, 2012 were our first annual financial statements that complied with IFRS. Our IFRS transition date was January 1, 2011, and therefore, the year ended December 31, 2011 was the comparative period to be covered. IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (which we refer to as IFRS 1), sets forth mandatory exceptions and allows certain optional exemptions to the complete retrospective application of IFRS; see Note 27 to our audited consolidated financial statements;

Mandatory Exceptions

We have applied the following mandatory exceptions to retrospective application of IFRS, effective as of our IFRS transition date:

Derecognition of Financial Assets and Liabilities:

We applied the derecognition rules of IAS 39, Financial Instruments: Recognition and Measurement prospectively for transactions occurring on or after the date of transition. As a result, there was no impact in our consolidated financial statements due to the application of this exception.

Hedge Accounting:

We measured at fair value all derivative financial instruments and hedging relationships designated and documented effectively as accounting hedges as required by IAS 39 as of the transition date. As a result, there was no impact in our consolidated financial statements due to the application of this exception.

Non-controlling Interest:

We applied the requirements in IAS 27, Consolidated and Separate Financial Statements related to non-controlling interests prospectively beginning on the transition date. As a result, there was no impact in our consolidated financial statements due to the application of this exception.

Accounting Estimates:

Estimates prepared under IFRS as of January 1, 2011 are consistent with the estimates recognized under Mexican FRS as of the same date.

Optional Exemptions

We have elected the following optional exemptions to retrospective application of IFRS, effective as of our IFRS transition date:

Business Combinations and Acquisitions of Associates and Joint Ventures

We elected not to apply IFRS 3 Business Combinations, to business combinations as well as to acquisitions of associates and joint ventures prior to our transition date.

Deemed Cost

An entity may elect to measure an item or all of property, plant and equipment at the Transition date at its fair value and use that fair value as its deemed cost at that date. In addition, a first-time adopter may elect to use a previous GAAP’s revaluation of an item of property, plant and equipment at, or before, the Transition date as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to (i) fair value; or (ii) cost or depreciated cost in accordance with IFRS, adjusted to reflect changes in a general or specific price index.

We have presented our property, plant and equipment and our intangible assets at IFRS historical costs in all countries.

In Mexico, we ceased to record inflationary adjustments to our property, plant and equipment on December 31, 2007, due to both changes in Mexican FRS in effect at that time, and the fact that the Mexican peso was not deemed to be a currency of an inflationary economy as of that date. According to IAS 29 Financial Reporting in Hyperinflationary Economies, the last hyperinflationary period for the Mexican peso was in 1998. As a result, we eliminated the cumulative inflation recognized within long-lived assets for our Mexican operations, based on Mexican FRS for the years 1999 through 2007, which were not deemed hyperinflationary for IFRS purposes.

In Venezuela, this IFRS historical cost represents actual historical cost in the year of acquisition, indexed for inflation in a hyperinflationary economy based on the provisions of IAS 29.

Cumulative Translation Effect

We applied the exemption to not recalculate retroactively the translation differences in the financial statements of foreign operations; accordingly, at the transition date, we reclassified the cumulative translation effect to retained earnings.

The application of this exemption is detailed in Note 27.3 (h) to our audited consolidated financial statements.

Borrowing Costs

We began capitalizing our borrowing costs at the transition date in accordance with IAS 23, Borrowing Costs. The borrowing costs included previously under Mexican FRS were subject to the deemed cost exemption mentioned above.

Future Impact of Recently Issued Accounting Standards not yet in Effect

We have not early adopted the following new and revised IFRS, which were not yet effective as of December 31, 2012:

•

IFRS 9, Financial Instruments, issued in November 2009 and amended in October 2010, introduces new requirements for the classification and measurement of financial assets and financial liabilities and for derecognition. The standard requires all recognized financial assets that are within the scope of IAS 39 to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods. The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in fair value of a financial liability (designated as at FVTPL) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at FVTPL was recognized in profit or loss. We have not early adopted this standard. We have yet to complete our evaluation of whether this standard will have a material impact on our consolidated financial statements.

In May and June, 2011, the IASB issued new standards and amended some existing standards including requirements of accounting and presentation for particular topics that have not yet been applied in these consolidated financial statements. A summary of those changes and amendments includes the following:

•

IAS 28, “Investments in Associates and Joint Ventures” (2011) (which we refer to as IAS 28) prescribes the accounting for investments in associates and establishes the requirements to apply the equity method for those investments in associates and in joint ventures. The standard is applicable to all entities with joint control of, or significant influence over, an investee. This standard supersedes the previous version of IAS 28, Investments in Associates. The effective date of IAS 28 (2011) is January 1, 2013, with early application permitted, but it must be applied in conjunction with IFRS 10, IFRS 11 and IFRS 12. This standard has not been early adopted by us. We have yet to complete our evaluation, of whether this standard will have a material impact on our consolidated financial statements.

•

IFRS 10, Consolidated Financial Statements, establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. The standard requires the controlling company to present its consolidated financial statements; modifies the definition about the principle of control, establishes such definition as the basis for consolidation; and establishes how to apply the principle of control to identify if an investment is subject to consolidation. The standard replaces IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation – Special Purpose Entities. The effective date of IFRS 10 is January 1, 2013, with early application permitted, but it must be applied in conjunction with IAS 28 (2011), IFRS 11 and IFRS 12. This standard has not been early adopted by us. We have yet to complete our evaluation of whether this standard will have a material impact on our consolidated financial statements.

•

IFRS 11, Joint Arrangements, classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The determination of whether a joint arrangement is a joint operation or a joint venture is based on the parties’ rights and obligations under the arrangement, with the existence of a separate legal vehicle no longer being the key factor. The effective date of IFRS 11 is January 1, 2013, with early application permitted, but it must be applied in conjunction with IAS 28 (2011), IFRS 10 and IFRS 12. This standard has not been early adopted by us. We have yet to complete our evaluation of whether this standard will have a material impact on our consolidated financial statements.

•

IFRS 12, Disclosure of Interests in Other Entities, has the objective to require the disclosure of information to allow the users of financial information to evaluate the nature and risk associated with their interests in other entities, and the effects of such interests on their financial position, financial performance and cash flows. The effective date of IFRS 12 is January 1, 2013, with early application permitted in certain circumstances, but it must be applied in conjunction with IAS 28 (2011), IFRS 10 and IFRS 11. This standard has not been early adopted by us. We have yet to complete our evaluation of whether this standard will have a material impact on our consolidated financial statements.

•

IFRS 13, Fair Value Measurement, establishes a single framework for measuring fair value where that is required by other standards. The standard applies to both financial and non-financial items measured at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the standard is adopted. This standard has not been early adopted by us. We have yet to complete our evaluation of whether this standard will have a material impact on our consolidated financial statements.

•

Amendments to IAS 32, Financial Instruments: Presentation, and IFRS 7, Financial Instruments: Disclosures, as it relates to offsetting financial assets and financial liabilities and the related disclosures. The amendments to IAS 32 clarify existing application issues relating to the offsetting requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014, with retrospective application required. The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The amendments to IFRS 7 are required for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The disclosures should be provided retrospectively for all comparative periods. This standard has not been early adopted by us. We have yet to complete our evaluation of whether this standard will have a material impact on our consolidated financial statements.

Operating Results

The following table sets forth our consolidated income statement under IFRS for the years ended December 31, 2012, and 2011:

	Year Ended December 31,
	2012(1)	2012	2011
	(in millions of U.S. dollars and Mexican pesos)
Net sales	$18,276	Ps.236,922	Ps.200,426
Other operating revenues	107	1,387	1,114

Total revenues	18,383	238,309	201,540
Cost of goods sold	10,569	137,009	117,244

Gross profit	7,814	101,300	84,296
Administrative expenses	737	9,552	8,172
Selling expenses	4,789	62,086	50,685
Other income	135	1,745	381
Other Expenses	(152)	(1,973)	(2,072)
Interest expense	(193)	(2,506)	(2,302)
Interest income	60	783	1,014
Foreign exchange (loss) gain, net	(14)	(176)	1,148
(Loss) gain on monetary position for subsidiaries in hyperinflationary economies	(1)	(13)	53
Market value gain (loss) on financial instruments	1	8	(109)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	2,124	27,530	23,552
Income taxes	613	7,949	7,618
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	653	8,470	4,967

Consolidated net income	$2,164	Ps. 28,051	Ps. 20,901

Controlling interest net income	1,597	20,707	15,332
Non-controlling interest net income	567	7,344	5,569

Consolidated net income	$2,164	Ps. 28,051	Ps. 20,901

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 12.9635 to US$ 1.00, provided solely for the convenience of the reader.

The following table sets forth certain operating results by reportable segment under IFRS for each of our segments for the years ended December 31, 2012 and 2011.

	As of December 31,
	Percentage Growth
	2012	2011	2012 vs. 2011
Net sales
Coca-Cola FEMSA	Ps.146,907	Ps.122,638	19.8%
FEMSA Comercio	86,433	74,112	16.6%
Total revenues
Coca-Cola FEMSA	147,739	123,224	19.9%
FEMSA Comercio	86,433	74,112	16.6%
Cost of goods sold
Coca-Cola FEMSA	79,109	66,693	18.6%
FEMSA Comercio	56,183	48,636	15.5%
Gross profit
Coca-Cola FEMSA	68,630	56,531	21.4%
FEMSA Comercio	30,250	25,476	18.7%
Administrative expenses
Coca-Cola FEMSA	6,217	5,140	21.0%
FEMSA Comercio	1,666	1,433	16.3%
Selling expenses
Coca-Cola FEMSA	40,223	32,093	25.3%
FEMSA Comercio	21,686	18,353	18.2%
Depreciation
Coca-Cola FEMSA	5,078	3,850	31.9%
FEMSA Comercio	1,940	1,685	15.1%
Gross margin(1)(2)
Coca-Cola FEMSA	46.5%	45.9%	0.6p.p
FEMSA Comercio	35.0%	34.4%	0.6p.p
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes
Coca-Cola FEMSA	180	86	109.3%
FEMSA Comercio	(23)	—	N/a
CB Equity(3)	8,311	4,880	70.3%

(1)	Gross margin is calculated with reference to total revenues.

(2)	As used herein, p.p refers to a percentage point increase (or decrease) contrasted with a straight percentage increase (or decrease).

(3)	CB Equity holds Heineken N.V. and Heineken Holding N.V. shares.

Results from our Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

FEMSA Consolidated

FEMSA’s consolidated total revenues increased 18.2% to Ps. 238,309 million in 2012 compared to Ps. 201,540 million in 2011. All of FEMSA’s operations—beverages and retail—contributed positively to this revenue growth. Coca-Cola FEMSA’s total revenues increased 19.9% to Ps. 147,739 million, driven by double-digit total revenue growth in both of its divisions and the integration of the beverage divisions of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico. FEMSA Comercio’s revenues increased 16.6% to Ps. 86,433 million, mainly driven by the opening of 1,040 net new stores combined with an average increase of 7.7% in same-store sales.

Consolidated gross profit increased 20.2% to Ps. 101,300 million in 2012 compared to Ps. 84,296 million in 2011, driven by Coca-Cola FEMSA and FEMSA Comercio. Gross margin increased by 0.70 percentage points, from 41.8% of consolidated total revenues in 2011 to 42.5% in 2012.

Consolidated administrative expenses increased 16.9% to Ps. 9,552 million in 2012 compared to Ps. 8,172 million in 2011. As a percentage of total revenues, consolidated administrative expenses decreased from 4.1% in 2011 to 4.0% in 2012.

Consolidated selling expenses increased 22.5% to Ps. 62,086 million in 2012 as compared to Ps. 50,685 million in 2011. This increase was attributable to greater selling expenses at Coca-Cola FEMSA and FEMSA Comercio. As a percentage of total revenues, selling expenses increased 0.90 percentage points, from 25.1% in 2011 to 26.0% in 2012.

Some of our subsidiaries pay management fees to us in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Other expenses mainly include disposal and impairment of long-lived assets, contingencies, as well as their subsequent interest and penalties, severance payments derived from restructuring programs and donations. During 2012, other expenses decreased to Ps. 1,973 million from Ps. 2,072 million in 2011. In both 2012 and 2011, other expenses was largely driven by the net effect of certain items, such as a new labor law in Venezuela (LOTTT) in 2012, and losses on significant disposals of long-lived assets in 2011.

Other income mainly includes gains on sales of shares and long-lived assets and the write-off of certain contingencies. During 2012, other income increased to Ps. 1,745 million from Ps. 381 million in 2011, largely driven by the net effect of certain items driven by the sale of Quimiproductos in the fourth quarter of 2012.

Net financing expenses1 increased to Ps. 1,904 million from Ps. 196 million in 2011, driven by a non-cash foreign exchange loss of Ps. 176 million in 2012 compared to a tough comparison base of a non-cash foreign exchange gain of Ps. 1,148 million in 2011 resulting from the sequential appreciation of the Mexican Peso and its impact on the dollar-denominated portion of our cash balance.

Our accounting provision for income taxes in 2012 was Ps. 7,949 million, as compared to Ps. 7,618 million in 2011, resulting in an effective tax rate of 28.9% in 2012, as compared to 32.3% in 2011.

Share of the profit of associates and joint ventures was accounted for using the equity method, net of taxes. This line item increased 70.5% to Ps. 8,470 million in 2012 compared with Ps. 4,967 million in 2011, mainly driven by a non-cash exceptional gain related to the revaluation of certain previously held equity interests of Heineken in connection with an acquisition made in Asia.

Consolidated net income was Ps. 28,051 million in 2012 compared to Ps. 20,901 million in 2011, a difference mainly attributable to Coca-Cola FEMSA, FEMSA Comercio and a non-cash exceptional gain related to the revaluation of certain previously held equity interests of Heineken in Asia. Controlling interest net income amounted to Ps. 20,707 million in 2012 compared to Ps. 15,332 million in 2011, which difference was also due principally to a non-cash exceptional gain related to the revaluation of certain previously held equity interests of Heineken in Asia. Controlling interest net income in 2012 per FEMSA Unit2 was Ps. 5.79 (US$ 4.45 per ADS).

Coca-Cola FEMSA

Coca-Cola FEMSA consolidated total revenues increased 19.9% to Ps. 147,739 million in 2012, as compared to 2011, driven by double-digit total revenue growth in both of its divisions, including Venezuela, and including the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano into its Mexican operations. Excluding the non-comparable effect of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Coca-Cola FEMSA’s Mexican operations, total revenues grew 11.6%. On a currency neutral basis and excluding the non-comparable effect of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, total revenues increased 15.0%.

Total sales volume increased 15.0% to 3,046.2 million unit cases in 2012, as compared to 2011. The integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Coca-Cola FEMSA’s Mexican operations accounted for 332.7 million unit cases, of which sparkling beverages represented 62.5%, water 5.1%, bulk water 27.9% and still beverages 4.5%. Excluding non-comparable effects of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, total sales volumes grew 2.4% to 2,713.5 million unit cases. On the same basis, the sparkling beverage category grew 2.0%, mainly driven by the Coca-Cola brand, which accounted for more than 65% of incremental volumes of Coca-Cola FEMSA. The still beverage category grew 13.5%, mainly driven by the performance of the Jugos del Valle line of business in Mexico, Venezuela and Brazil, and the Del Prado line of business in Central America, representing close to 30% of incremental volumes. Coca-Cola FEMSA’s bottled water portfolio, including bulk water, grew 0.9%, and contributed the balance.

Consolidated average price per unit case increased by 4.4%, reaching Ps. 47.27 in 2012, as compared to Ps. 45.29 in 2011. In local currency, average price per unit case increased in all of Coca-Cola FEMSA’s territories, mainly driven by price increases implemented during the year and higher volumes of sparkling beverages, which carry higher average prices per unit case.

[1]	Which includes interest expense, interest income, net foreign exchange (loss) gain, (loss) gain on monetary position for subsidiaries in hyperinflationary economies and market value gain (loss) on financial instruments.

[2]	FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2012 was 3,578,226,270 which is equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by five.

Cost of goods sold increased 18.6% to Ps. 79,109, mainly as a result of higher sweetener costs in Mexico during the first half of the year and the depreciation of the average exchange rate of the Brazilian real, the Argentinian peso and the Mexican peso as applied to Coca-Cola FEMSA’s U.S. dollar-denominated raw material costs. Gross margin reached 46.5% in 2012, an expansion of 60 basis points as compared to 2011. Gross profit increased 21.4% to Ps. 68,630 million in 2012, as compared to 2011.

Administrative expenses increased 21.0% to Ps. 6,217 in 2012, compared with Ps. 5,140 in 2011; however, as a percentage of sales they remained stable at 4.2%

Selling expenses, in absolute terms, increased 25.3%, mainly as a result of the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico. In addition, selling expenses grew as a consequence of higher labor costs in Venezuela and Brazil in combination with higher labor and freight costs in Argentina, and continued marketing investment to reinforce Coca-Cola FEMSA’s execution in the marketplace, widen its cooler coverage and broaden its returnable base availability across its territories. During the year Coca-Cola FEMSA also recorded additional expenses related to the development of information systems and commercial capabilities in connection with its commercial models, and certain investments related, among others, to the development of new lines of business and non-carbonated beverage categories.

FEMSA Comercio

FEMSA Comercio total revenues increased 16.6% to Ps. 86,433 million in 2012 compared to Ps. 74,112 million in 2011, primarily as a result of the opening of 1,040 net new stores during 2012, together with an average increase in same-store sales of 7.7%. As of December 31, 2012, there were a total of 10,601 stores in Mexico. FEMSA Comercio same-store sales increased an average of 7.7% compared to 2011, driven by a 3.8% increase in store traffic and 3.8% in average ticket.

Cost of goods sold increased 15.5% to Ps. 56,183 million in 2012, below total revenue growth, compared with Ps. 48,636 million in 2011. As a result, gross profit reached Ps. 30,250 million in 2012, which represented a 18.7% increase from 2011. Gross margin expanded 0.60 percentage points to reach 35.0% of total revenues. This increase reflects a positive mix shift due to the growth of higher margin categories, a more effective collaboration and execution with our key supplier partners, including our achievement of certain sales objectives with some of these partners and the corresponding benefit accrued to us, a more efficient use of promotion-related marketing resources, and a better execution of segmented pricing strategies across markets.

Administrative expenses increased 16.3% to Ps. 1,666 million in 2012, compared with Ps. 1,433 million in 2011; however, as a percentage of sales, they remained stable at 1.9%.

Selling expenses increased 18.2% to Ps. 21,686 million in 2012 compared with Ps. 18,353 million in 2011,largely driven by the growing number of stores as well as incremental expenses relating to, among other things, the continued strengthening of FEMSA Comercio’s organizational and IT structure, and the development of specialized distribution routes aimed at enabling our prepared food initiatives.

Liquidity and Capital Resources

Liquidity

Each of our sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2012, 81% of our outstanding consolidated total indebtedness was at the level of our sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. We may decide to incur indebtedness at our holding company in the future to finance the operations and capital requirements of our subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, we depend on dividends and other distributions from our subsidiaries to service our indebtedness and to finance our operations and capital requirements.

We continuously evaluate opportunities to pursue acquisitions or engage in joint ventures or other transactions. We would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness and capital stock.

Our principal source of liquidity has generally been cash generated from our operations. We have traditionally been able to rely on cash generated from operations because a significant majority of the sales of Coca-Cola FEMSA and FEMSA Comercio are on a cash or short-term credit basis, and OXXO stores are able to finance a significant portion of their initial and ongoing inventories with supplier credit. Our principal use of cash has generally been for capital expenditure programs, debt repayment and dividend payments.

The following is a summary of the principal sources and uses of cash for the years ended December 31, 2012 and 2011, from our consolidated statement of cash flows:

Principal Sources and Uses of Cash

Years ended December 31, 2012 and 2011

(in millions of Mexican pesos)

	2012	2011
Net cash flows provided by operating activities	Ps.30,785	Ps.21,247
Net cash flows used in investing activities(1)	(14,643)	(18,089)
Net cash flows used in financing activities(2)	(3,418)	(6,258)
Dividends paid	(9,186)	(6,625)

(1)	Includes investments in property, plant and equipment, investment in shares and other assets.

(2)	Includes dividends declared and paid.

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

Our consolidated total indebtedness as of December 31, 2012, was Ps. 37,342 million compared to Ps. 29,392 million as of December 31, 2011. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 8,702 million and Ps. 28,640 million, respectively, as of December 31, 2012, as compared to Ps. 5,573 million and Ps. 23,819 million, respectively, as of December 31, 2011. Cash and cash equivalents were Ps. 36,521 million as of December 31, 2012, as compared to Ps. 25,841 million as of December 31, 2011.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2012.

	Maturity
	Less than 1 year	1 - 3 years	3 - 5 years	In excess of 5 years	Total
	(in millions of Mexican pesos)
Long-Term Debt
Mexican pesos	Ps.3,766	Ps.4,114	Ps.6,078	Ps.2,495	Ps.16,453
Brazilian reais	17	148	40	20	225
Colombian pesos	—	1,023	—	—	1,023
U.S. dollars	195	7,795	—	6,458	14,448
Argentine pesos	286	349	—	—	635
Capital Leases
Colombian pesos	185	—	—	—	185
Brazilian reais	40	90	30	—	160
Interest payments(1)
Mexican pesos	917	1,302	729	493	3,441
Brazilian reais	28	24	5	1	58
Colombian pesos	81	48	—	—	129
U.S. dollars	407	750	607	549	2,313
Argentine pesos	97	45	—	—	142
Interest rate swaps and cross currency swaps(2)
Mexican pesos	958	1,236	666	493	3,353
Brazilian reais	28	24	5	1	58
Colombian pesos	80	48	—	—	128
U.S. dollars	424	750	607	550	2,331
Argentine pesos	97	45	—	—	142
Operating leases
Mexican pesos	2,966	5,503	4,995	13,516	26,980
U.S. dollars	77	217	118	544	956
Others	97	79	7	—	183
Commodity price contracts
Sugar(3)	1,567	1,069	—	—	2,636
Aluminum(3)	335	—	—	—	335
Expected benefits to be paid for pension and retirement plans, seniority premiums, post-retirement medical services and post-employment	543	631	689	2,047	3,910
Other long-term liabilities(4)	Ps.—	Ps.—	Ps.—	Ps.4,250	Ps. 4,250

(1)	Interest was calculated using long-term debt as of and interest rate amounts in effect on December 31, 2012 without considering interest rate swaps agreements. The debt and applicable interest rates in effect are shown in Note 18 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 13.0101 per US$ 1.00, the exchange rate quoted to us by Banco de México for the settlement of obligations in foreign currencies on December 31, 2012.

(2)	Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the difference between the interest rate swaps and cross currency swaps and the nominal interest rates contracted to long-term debt as of December 31, 2012, and the market value of the unhedged cross currency swaps (the amount of the debt used in the calculation of the interest considers converting only the units of investments debt for the related cross currency swap, and it also includes the effect of related interest rate swaps).

(3)	Reflects the notional amount of the futures and forward contracts used to hedge sugar and aluminum cost with a fair value liability of Ps. 200 million; see Note 20.6 to our audited consolidated financial statements.

(4)	Other long-term liabilities include provisions and others, but not deferred taxes. Other long-term liabilities additionally reflects those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

As of December 31, 2012, Ps. 8,702 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).

As of December 31, 2012, our consolidated average cost of borrowing, after giving effect to the cross currency and interest rate swaps, was approximately 5.3%, a decrease of 1.0% percentage points compared to 6.3% in 2011 (the total amount of the debt used in the calculation of this percentage considers converting only the units of investments debt for the related cross currency swap, and it also includes the effect of related interest rate swaps). As of December 31, 2012, after giving effect to cross currency swaps, approximately 42.4% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 50.6% in U.S. dollars, 3.3% in Colombian pesos, 2.6% in Argentine pesos and the remaining 1.1% in Brazilian reais.

Overview of Debt Instruments

The following table shows the allocations of total debt of our company as of December 31, 2012:

	Total Debt Profile of the Company
	FEMSA and Others	Coca-Cola FEMSA	FEMSA Comercio	Total Debt
	(in millions of Mexican pesos)
Short-term Debt
Argentine pesos:
Bank loans	Ps.—	Ps.291	Ps.—	Ps.291
U.S. dollars:
Bank loans	—	3,903	—	3,903
Brazilian reais:
Bank loans	19	—	—	19
Long-term Debt(1)
Mexican pesos:
Bank loans	—	4,380	—	4,380
Units of Investment (UDIs)	3,567	—	—	3,567
Senior notes	3,500	5,006	—	8,506
U.S. dollars:
Bank loans	—	14,448	—	14,448
Brazilian reais:
Bank Loans	161	64	—	225
Capital leases	149	11	—	160
Colombian pesos:
Bank Loans	6	990	27	1,023
Capital leases	—	185	—	185
Argentine pesos:
Bank Loans	—	635	—	635
Total	Ps.7,402	Ps.29,913	Ps. 27	Ps.37,342
Average Cost(2)
Mexican pesos	6.1%	6.6%	—	6.4%
U.S. dollars	—	3.4%	—	3.4%
Brazilian reais	8.7%	4.5%	—	7.9%
Argentine pesos	—	20.0%	—	20.0%
Colombian pesos	8.7%	6.8%	8.5%	6.8%
Total	6.2%	5.0%	8.5%	5.3%

(1)	Includes the Ps. 4,489 million current portion of long-term debt.

(2)	Includes the effect of cross currency and interest rate swaps (the total amount of the debt used in the calculation of this percentage considers converting only the units of investments debt for the related cross currency swap, and it also includes the effect of related interest rate swaps). Average cost is determined based on interest rates as of December 31, 2012.

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

As of December 31, 2012, Coca-Cola FEMSA was in compliance with all of its covenants. FEMSA was not subject to any financial covenants as of that date. A significant and prolonged deterioration in our consolidated results could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Summary of Debt

The following is a summary of our indebtedness by sub-holding company and for FEMSA as of December 31, 2012:

•

Coca-Cola FEMSA. Coca-Cola FEMSA’s total indebtedness was Ps. 29,913 million as of December 31, 2012, as compared to Ps. 22,361 million as of December 31, 2011. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 5,139 million and Ps. 24,774 million, respectively, as of December 31, 2012, as compared to Ps. 5,540 million and Ps. 16,821 million, respectively, as of December 31, 2011. Total debt increased Ps. 7,552 million in 2012, compared to year-end 2011. As of December 31, 2012, cash and cash equivalents were Ps. 23,222 million, as compared to Ps. 11,843 million as of December 31, 2011. As of December 31, 2012, Coca-Cola FEMSA’s cash and cash equivalents were comprised of 56% U.S. dollars, 12% Mexican pesos, 9% Brazilian reais, 21% Venezuelan bolivars, 1% Colombian pesos and 1% Argentinean pesos.

•

As part of Coca-Cola FEMSA’s financing policy, it expects to continue to finance its liquidity needs with cash from operations. Nonetheless, as a result of regulations in certain countries in which it operates, it may not be beneficial or, as the case of exchange controls in Venezuela, practicable for Coca-Cola FEMSA to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls like those in Venezuela may also increase the real price of remitting cash from operations to fund debt requirements in other countries. In addition, in the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, Coca-Cola FEMSA may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In addition, in the future Coca-Cola FEMSA may finance its working capital and capital expenditure needs with short-term or other borrowings and may borrow under a shelf registration statement filed on March 15, 2013.

•

Coca-Cola FEMSA’s average cost of debt, based on interest rates as of December 31, 2012 and after giving effect to interest rate swaps, was 3.4% in U.S. dollars, 6.6% in Mexican pesos, 6.8% in Colombian pesos, 4.5% in Brazilian reais and 20.0% in Argentine pesos as of December 31, 2012, compared to 4.6% in U.S. dollars, 6.4% in Mexican pesos, 6.4% in Colombian pesos, 4.5% in Brazilian reais and 17.3% in Argentine pesos as of December 31, 2011.

•	FEMSA Comercio. As of December 31, 2012, FEMSA Comercio had total outstanding debt of Ps. 27 million.

•

FEMSA and others. As of December 31, 2012, FEMSA and others had total outstanding debt of Ps. 7,402 million, which is comprised of Ps. 3,500 million of certificados bursátiles, which mature in 2013, Ps. 3,567 million of unidades de inversión (inflation indexed units, or UDIs), which mature in November 2017, Ps. 186 million of Bank Debt (of which Ps. 133 million is held by our logistics services subsidiary and Ps. 53 million is held by our refrigeration business) in other currencies, and Ps. 149 million of finance leases, held by our logistics services subsidiary, with maturity dates between 2013 and 2017. FEMSA and others’ average cost of debt, after giving effect to interest rate swaps and cross currency swaps, as of December 31, 2012, was 6.2% in Mexican pesos (the amount of the debt used in the calculation of this percentage considers converting only the units of investments debt for the related cross currency swap, and it also includes the effect of related interest rate swaps).

Contingencies

We have various loss contingencies, for which reserves have been recorded in those cases where we believe an unfavorable resolution is probable and can be reasonably quantified. See “Item 8. Financial Information—Legal Proceedings.” Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.

The following table presents the nature and amount of loss contingencies recorded as of December 31, 2012:

Loss Contingencies As of December 31, 2012 (in millions of Mexican pesos)
Taxes, primarily indirect taxes	Ps.1,263
Legal	279
Labor	934

Total	Ps.2,476

As is customary in Brazil, we have been asked by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 2,164 million and of Ps. 2,418 million as of December 31, 2012 and 2011, respectively, by pledging fixed assets or providing bank guarantees.

In connection with certain past business combinations, Coca-Cola FEMSA has been indemnified by the sellers for certain contingencies. The agreement in connection with Coca-Cola FEMSA’s recent merger with Grupo Fomento Queretano contains comparable indemnification provisions. See “Item 4. Information on the Company—Coca-Cola FEMSA—Corporate History.”

We have other contingencies that, based on a legal assessment of their risk of loss, have been classified by our legal counsel as more than remote but less than probable. These contingencies have a financial impact that is disclosed as loss contingencies in the notes of the consolidated financial statements. These contingencies, or our assessment of them, may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of December 31, 2012, the aggregate amount of such contingencies for which we had not recorded a reserve was Ps. 13,309 million.

Capital Expenditures

For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures reached Ps. 15,560 million in 2012 compared to Ps. 12,666 million in 2011, an increase of 22.8%. This was primarily due to capacity-related investments at Coca-Cola FEMSA and incremental investments at FEMSA Comercio, mainly related to store expansion. The principal components of our capital expenditures have been for equipment, market-related investments and production capacity and distribution network expansion at Coca-Cola FEMSA and the opening of new stores at FEMSA Comercio. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2013

Our capital expenditure budget for 2013 is expected to be approximately US$ 1,250 million. The following discussion is based on each of our sub-holding companies’ internal 2013 budgets. The capital expenditure plan for 2013 is subject to change based on market and other conditions and the subsidiaries’ results and financial resources.

Coca-Cola FEMSA’s capital expenditures in 2013 are expected to be up to approximately US$ 800 million. Coca-Cola FEMSA’s capital expenditures in 2013 are primarily intended for:

•	investments in production capacity (primarily for a plant in Colombia and a plant in Brazil);

•	market investments (primarily for the placement of coolers);

•	returnable bottles and cases;

•	improvements throughout its distribution network; and

•	investments in IT.

Coca-Cola FEMSA estimates that of its projected capital expenditures for 2013, approximately 35% will be for its Mexican territories and the remainder will be for its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budgeted capital expenditures for 2013. Coca-Cola FEMSA’s capital expenditure plan for 2013 may change based on market and other conditions and on its results and financial resources.

FEMSA Comercio’s capital expenditure budget in 2013 is expected to total approximately US$ 400 million, and will be allocated to the opening of new OXXO stores and to a lesser extent to the refurbishing of existing OXXO stores and the investment in two new distribution centers. In addition, investments are planned in FEMSA Comercio’s IT, ERP software updates and transportation equipment.

Hedging Activities

Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative financial instruments as of December 31, 2012. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

Fair Value At December 31, 2012
	Maturity less than 1 year	Maturity 1 - 3 years	Maturity 3 - 5 years	Maturity in excess of 5 years	Fair Value Asset (Liability)
(in millions of Mexican pesos)

Derivative financial instruments position	Ps. (146)	Ps. (184)	Ps. 1,089	—	Ps. 759

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our board of directors was elected at the AGM held on March 15th, 2013, and is currently comprised of 17 directors and 15 alternate directors. The following table sets forth the current members of our board of directors:

Series B Directors

José Antonio Fernández Carbajal Chairman of the Board and Chief Executive Officer of FEMSA	Born:	February 1954
	First elected (Chairman):	2001
	First elected (Director):	1984
	Term expires:	2014
	Principal occupation:	Chairman and Chief Executive Officer of FEMSA
	Other directorships:	Chairman of the board of Coca-Cola FEMSA and Fundación FEMSA A.C., Vice-Chairman of the supervisory board of Heineken N.V. and member of the board of Heineken Holding N.V., Chairman of the board of Instituto Tecnológico y de Estudios Superiores de Monterrey, (ITESM), member of the boards of Industrias Peñoles, S.A.B. de C.V. (Peñoles), Grupo Televisa, S.A.B. (Televisa), Controladora Vuela Compañía de Aviación, S.A. de C.V. (Volaris) and Grupo Financiero BBVA Bancomer, S.A. de C.V. (BBVA Bancomer), Chairman of the US Mexico Foundation, and Co-chairman of the Advisory Board of Woodrow Wilson Center, Mexico Institute
	Business experience:	Joined FEMSA’s strategic planning department in 1988, held managerial positions at FEMSA Cerveza’s commercial division and OXXO, was appointed Deputy Chief Executive Officer of FEMSA in 1991, and was appointed our Chief Executive Officer in 1995
	Education:	Holds a degree in industrial engineering and an MBA from ITESM
	Alternate director:	Federico Reyes García

Eva Garza Lagüera Gonda(1) Director	Born:	April 1958
	First elected:	1999
	Term expires:	2014
	Principal occupation:	Private investor
	Other directorships:	Member of the boards of directors of ITESM and Premio Eugenio Garza Sada, and alternate member of the board of directors of Coca-Cola FEMSA
	Education:	Holds a degree in Communication Sciences from ITESM
	Alternate director:	Mariana Garza Lagüera Gonda(2)

Paulina Garza Lagüera Gonda (2) Director	Born:	March 1972
	First elected:	2004
	Term expires:	2014
	Principal occupation:	Private investor
	Other directorships:	Member of the board of directors of Coca-Cola FEMSA
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Othón Páez Garza

José Fernando Calderón Rojas Director	Born:	July 1954
	First elected:	2005
	Term expires:	2014
	Principal occupation:	Chief Executive Officer of Franca Servicios, S.A. de C.V., Servicios Administrativos de Monterrey, S.A. de C.V., Regio Franca, S.A. de C.V., and Franca Industrias, S.A. de C.V.
	Other directorships:	Chairman of the boards of Franca Servicios, S.A. de C.V., Franca Industrias, S.A. de C.V., Regio Franca, S.A. de C.V., and Servicios Administrativos de Monterrey, S.A. de C.V., member of the board of Alfa, S.A.B. de C.V. (Alfa), and member of the regional consulting board of Bancomer, S.A. (Bancomer)
	Education:	Holds a law degree from the Universidad Autónoma de Nuevo León (UANL) and completed specialization studies in tax at UANL
	Alternate director:	Francisco José Calderón Rojas(3)

Consuelo Garza de Garza Director	Born:	October 1930
	First elected:	1995
	Term expires:	2014
	Business experience:	Founder and former President of Asociación Nacional Pro-Superación Personal, (a non-profit organization)
	Alternate director:	Alfonso Garza Garza(4)

Max Michel Suberville Director	Born:	July 1932
	First elected:	1985
	Term expires:	2014
	Principal occupation:	Private Investor
	Other directorships:	Co-chairman of the equity committee of El Puerto de Liverpool, S.A.B. de C.V. (Liverpool), member of the boards of Peñoles, Grupo Nacional Provincial, S.A.B. (GNP), Grupo Profuturo, S.A. de C.V. (Profuturo), Grupo GNP Pensiones, S.A. de C.V., Afianzadora Sofimex, S.A., and Fianzas Dorama
	Education:	Holds a graduate degree from The Massachusetts Institute of Technology and completed post-graduate studies at Harvard University
	Alternate director:	Max Michel González(5)

Alberto Bailleres González Director	Born:	August 1931
	First elected:	1989
	Term expires:	2014
	Principal occupation:	Chairman of the boards of directors of Grupo BAL, S.A. de C.V. Peñoles, GNP, Fresnillo plc, Grupo Palacio de Hierro, S.A.B. de C.V., and Profuturo, and Chairman of the Governance Board of Instituto Tecnológico Autónomo de México
	Other directorships:	Member of the boards of directors of Valores Mexicanos Casa de Bolsa, S.A. de C.V., BBVA Bancomer, Bancomer, Dine, S.A.B. de C.V. (Dine), Televisa, Grupo Kuo, S.A.B. de C.V. (Kuo), and member of the advisory board of JP Morgan International Council
	Education:	Holds an economics degree and an Honorary Doctorate, both from Instituto Tecnológico Autónomo de México
	Alternate director:	Arturo Fernández Pérez

Francisco Javier Fernández Carbajal(6) Director	Born:	April 1955
	First elected:	2005
	Term expires:	2014
	Principal occupation:	Chief Executive Officer of Servicios Administrativos Contry, S.A. de C.V.
	Other directorships:	Member of the boards of directors of Primero Fianzas, S.A., Primero Seguros, S.A. and Primero Seguros Vida, S.A., Visa, Inc., Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Alfa, Liverpool, Cemex, S.A.B. de C.V., Frisa Forjados, S.A. de C.V., Corporación EG, S.A. de C.V. and Fresnillo, Plc.
	Education:	Holds degrees in mechanical and electrical engineering from ITESM and an MBA from Harvard Business School
	Alternate director:	Javier Astaburuaga Sanjines

Ricardo Guajardo Touché Director	Born:	May 1948
	First elected:	1988
	Term expires:	2014
	Principal occupation:	Chairman of the board of directors of Solfi, S.A.
	Other directorships:	Member of the boards of directors of Grupo Valores Monterrey, Liverpool, Alfa, BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR), Grupo Bimbo, S.A.B. de C.V. (Bimbo), Bancomer, Grupo Coppel, Coca-Cola FEMSA, and ITESM
	Education:	Holds degrees in electrical engineering from ITESM and the University of Wisconsin and a master’s degree from the University of California at Berkeley
	Alternate director:	Alfonso González Migoya

Alfredo Livas Cantú Director	Born:	July 1951
	First elected:	1995
	Term expires:	2014
	Principal occupation:	Private Investor
	Other directorships:	Member of the boards of directors of Grupo Senda Autotransporte, S.A. de C.V., Grupo Acosta Verde, S.A. de C.V., Evox, Grupo Industrial Saltillo, S.A.B. de C.V., and Grupo Financiero Banorte S.A.B. de C.V., member of the governance committee of Grupo Proeza, S.A. de C.V., and member of the audit committee of Grupo Christus Muguerza
	Education:	Holds an economics degree from UANL and an MBA and masters degree in economics from the University of Texas
	Alternate Director:	Sergio Deschamps Ebergenyi

Bárbara Garza Lagüera Gonda(2) Director	Born:	December 1959
	First elected:	2005
	Term expires:	2014
	Principal occupation:	Private Investor
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, BBVA Bancomer, Solfi, Colección FEMSA, ITESM Campus Mexico City, Fondo para la Paz, Museo Franz Mayer, and Fundación Bancomer
	Education:	Holds a Business Administration degree from ITESM
	Alternate director:	Juan Guichard Michel(7)

José Manuel Canal Hernando Director	Born:	February 1940
	First elected:	2003
	Term expires:	2014
	Principal occupation:	Private consultant
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, Banco Compartamos, S.A., Kuo, Grupo Industrial Saltillo, S.A.B. de C.V., Grupo Acir, S.A. de C.V., Satelites Mexicanos, S.A. de C.V. and Grupo Diagnóstico Proa, S.A. de C.V., and Statutory Auditor of BBVA Bancomer
	Education:	Holds a CPA degree from the Universidad Nacional Autónoma de México
	Alternate director:	Ricardo Saldívar Escajadillo

Series D Directors

Armando Garza Sada Director	Born:	June 1957
	First elected:	2003
	Term expires:	2014
	Principal occupation:	Chairman of the board of directors of Alfa
	Other directorships:	Member of the boards of directors of Liverpool, Grupo Lamosa S.A.B. de C.V., Bolsa Mexicana de Valores, S.A.B. de C.V., ITESM, and Frisa Industrias, S.A. de C.V.
	Business experience:	He has a long professional career in Alfa, including Executive Vice-President of Corporate Development
	Education:	Holds a B.S. in Management from the Massachusetts Institute of Technology and an MBA from Stanford University
	Alternate director:	Enrique F. Senior Hernández

Moisés Naim Director	Born:	July 1952
	First elected:	2011
	Term expires:	2014
	Principal occupation:	Senior Associate of Carnegie Endowment for International Peace
	Business experience:	Former Editor in Chief of the Washington Post Co.
	Education:	Holds a degree from the Universidad Metropolitana de Venezuela and a Master of Science and PhD from the Massachusetts Institute of Technology
	Alternate director:	Francisco Zambrano Rodríguez

Helmut Paul Director	Born:	March 1940
	First elected:	1988
	Term expires:	2014
	Principal occupation:	Member of the Advisory Council of Zurich Financial Services
	Other directorships:	Member of the board of directors of Coca-Cola FEMSA
	Business experience:	Advisor at Darby Overseas Investment, Ltd.
	Education:	Holds an MBA from the University of Hamburg
	Alternate director:	Ernesto Cruz Velázquez de León

Michael Larson Director	Born:	October 1959
	First elected:	2011
	Term expires:	2014
	Principal occupation:	Chief Investment Officer of William H. Gates III
	Other directorships:	Member of the boards of directors of AutoNation, Inc, Republic Services, Inc, Ecolab, Inc., and Televisa, and chairman of the board of trustees of Western Asset/Claymore Inflation-Linked Securities & Income Fund and Western Asset/Claymore Inflation-Linked Opportunities & Income Fund
	Education:	Holds an MBA from the University of Chicago and a BA from Claremont Men’s College

Robert E. Denham Director	Born:	August 1945
	First elected:	2001
	Term expires:	2014
	Principal occupation:	Partner of Munger, Tolles & Olson LLP law firm
	Other directorships:	Member of the boards of directors of New York Times Co., Oaktree Capital Group, LLC, UGL Limited and Chevron Corp.
	Education:	Magna cum laude graduate from the University of Texas, holds a JD from Harvard Law School and an M.A. in Government from Harvard University.

(1)	Wife of José Antonio Fernández Carbajal.

(2)	Sister-in-law of José Antonio Fernández Carbajal.

(3)	Brother of José Calderón Rojas.

(4)	Son of Consuelo Garza de Garza.

(5)	Son of Max Michel Suberville.

(6)	Brother of José Antonio Fernández Carbajal.

(7)	Nephew of Max Michel Suberville.

Senior Management

The names and positions of the members of our current senior management and that of our principal sub-holding companies, their dates of birth and information on their principal business activities both within and outside of FEMSA are as follows:

FEMSA

José Antonio Fernández Carbajal Chairman of the Board and Chief Executive Officer of FEMSA	See “—Directors.” Joined FEMSA: Appointed to current position:	1987 1994

Javier Gerardo Astaburuaga Sanjines Chief Financial and Strategic Development Officer	Born: Joined FEMSA: Appointed to current position: Business experience within FEMSA:

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

	Directorships:	Member of the board of directors of Productora de Papel, S.A.
	Education:	Holds a CPA degree from UANL and has post-graduate studies in business administration from the Instituto Panamericano de Alta Dirección de Empresa (IPADE)

Alfonso Garza Garza Vice President of Strategic Businesses	Born: Joined FEMSA: Appointed to current position:	July 1962 1985 2012
	Business experience within FEMSA:	Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Cerveza and as Chief Executive Officer of FEMSA Empaques, S.A. de C.V.
	Directorships:	Member of the boards of directors of Coca-Cola FEMSA, ITESM and Nutec, S.A. de C.V., and vice chairman of the communications council of Confederación Patronal de la República Mexicana, S.P. (COPARMEX)
	Education:	Holds a degree in Industrial Engineering from ITESM and an MBA from IPADE

Genaro Borrego Estrada Vice-President of Corporate Affairs	Born: Joined FEMSA: Appointed to current position:	February 1949 2007 2007
	Professional experience:	Constitutional Governor of the Mexican State of Zacatecas from 1986 to 1992, General Director of the Mexican Social Security Institute from 1993 to 2000, and Senator in Mexico for the State of Zacatecas from 2000 to 2006
	Directorships:	Member of the boards of Fundación Mexicanos Primero, Human Staff, S.A., Crossmark LATAM, S.A, Fundación IMSS, and CEMEFI
	Education:	Holds a bachelor’s degree in International Relations from the Universidad Iberoamericana

Carlos Eduardo Aldrete Ancira General Counsel and Secretary of the Board of Directors	Born: Joined FEMSA: Appointed to current position:	August 1956 1979 1996
	Directorships:	Secretary of the board of directors of FEMSA, Coca-Cola FEMSA and all other sub-holding companies of FEMSA
	Business experience within FEMSA:	Extensive experience in international business and financial transactions, debt issuances and corporate restructurings and expertise in securities and private mergers and acquisitions law
	Education:	Holds a law degree from the UANL and a masters degree in Comparative Law from the College of Law of the University of Illinois

Coca-Cola FEMSA

Carlos Salazar Lomelín Chief Executive Officer of Coca-Cola FEMSA	Born: Joined FEMSA: Appointed to current position:	April 1951 1973 2000
	Business experience within FEMSA:	Has held managerial positions in several subsidiaries of FEMSA, including Grafo Regia, S.A. de C.V. and Plásticos Técnicos Mexicanos, S.A. de C.V., served as Chief Executive Officer of FEMSA Cerveza, where he also held various management positions in the Commercial Planning and Export divisions
	Directorships:	Member of the boards of Coca-Cola FEMSA, BBVA Bancomer, AFORE Bancomer, S.A. de C.V., Seguros Bancomer, S.A. de C.V., member of the advisory board of Premio Eugenio Garza Sada, Centro Internacional de Negocios Monterrey A.C. (CINTERMEX), Apex and the ITESM’s EGADE Business School
	Education:	Holds a bachelor’s degree in economics from ITESM, and performed postgraduate studies in business administration at ITESM and economic development in Italy

Héctor Treviño Gutiérrez Chief Financial Officer of Coca-Cola FEMSA	Born: Joined FEMSA: Appointed to current position:	August 1956 1981 1993
	Business experience within FEMSA:	Has held managerial positions in the international financing, financial planning, strategic planning and corporate development areas of FEMSA
	Directorships:	Member of the boards of SIEFORES, Insurance and Pensions Committee of BBVA Bancomer and Vinte Viviendas Integrales, S.A.P.I. de C.V., and member of the Technical Committee of Capital-3
	Education:	Holds a degree in chemical engineering from ITESM and an MBA from the Wharton Business School

FEMSA Comercio
Eduardo Padilla Silva Chief Executive Officer of FEMSA Comercio	Born: Joined FEMSA: Appointed to current position:	January 1955 1997 2004
	Business experience within FEMSA:	Director of Planning and Control of FEMSA from 1997 to 1999 and Chief Executive Officer of the Strategic Procurement Business Division of FEMSA from 2000 until 2003
	Other business experience:	Had a 20-year career in Alfa, culminating with a ten-year tenure as Chief Executive Officer of Terza, S.A. de C.V., major areas of expertise include operational control, strategic planning and financial restructuring
	Directorships:	Member of the boards of Grupo Lamosa, S.A.B. de C.V., Club Industrial , A.C., Asociación Nacional de Tiendas de Autoservicios y Departamentales, A.C. and NACS, and alternate member of the board of Coca-Cola FEMSA
	Education:	Holds a degree in mechanical engineering from ITESM, an MBA from Cornell University and a Masters degree from IPADE

Compensation of Directors and Senior Management

The compensation of Directors is approved at the AGM. For the year ended December 31, 2012, the aggregate compensation paid to our directors was approximately Ps. 14 million.

For the year ended December 31, 2012, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 1,297 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described in Note 17 to our audited consolidated financial statements. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2012, amounts set aside or accrued for all employees under these retirement plans were Ps. 5,086 million, of which Ps. 2,110 million is already funded.

EVA Stock Incentive Plan

In 2004, we, along with our subsidiaries, commenced a new stock incentive plan for the benefit of our senior executives, which we refer to as the EVA stock incentive plan. This plan uses as its main evaluation metric the Economic Value Added (EVA) framework developed by Stern Stewart & Co., a compensation consulting firm. Under the EVA stock incentive plan, eligible employees are entitled to receive a special cash bonus, which will be used to purchase shares of FEMSA (in the case of employees of FEMSA) or of both FEMSA and Coca-Cola FEMSA (in the case of employees of Coca-Cola FEMSA). Under the plan it is also possible to provide stock options of FEMSA or Coca-Cola FEMSA to employees, however since the plan’s inception only shares have been granted.

Under this plan, each year, our Chief Executive Officer together with the Corporate Governance Committee of our board of directors, together with the chief executive officer of the respective sub-holding company, determines the employees eligible to participate in the plan. A bonus formula is then created for each eligible employee, using the EVA framework, which determines the number of shares to be received by such employee. The terms and conditions of the share-based payment arrangement are then agreed upon with the eligible employee, such that the employee can begin to accrue shares under the plan, which vest ratably over a six year period. We account for the EVA stock incentive plan as an equity-settled share based payment transaction, as we will ultimately settle our obligations with our employees by issuing our own shares or those of our subsidiary Coca-Cola FEMSA.

The bonus amount is determined based on each eligible participant’s level of responsibility and based on the EVA generated by the applicable business unit the employee works for. The formula considers the employees’ level of responsibility within the organization, the employees’ evaluation and competitive compensation in the market. The bonus is granted to the eligible employee on an annual basis and after withholding applicable taxes.

The shares are administrated by a trust for the benefit of the eligible executives (the “Administrative Trust”). We created the Administrative Trust with the objective of administering the purchase of FEMSA and Coca-Cola FEMSA shares, so that the shares can then be assigned (granted) to the eligible executives participating in the EVA stock incentive plan. The Administrative Trust’s objectives are to acquire shares of FEMSA or of Coca-Cola FEMSA and to manage the shares granted to the individual employees based on instructions set forth by the Technical Committee of the Administrative Trust. Once the shares are acquired following the Technical Committee’s instructions, the Administrative Trust assigns to each participant their respective rights. As the trust is controlled and therefore consolidated by FEMSA, shares purchased in the market and held within the Administrative Trust are presented as treasury stock (as it relates to FEMSA’s shares) or as a reduction of the noncontrolling interest (as it relates to Coca-Cola FEMSA’s shares). Should an employee leave prior to their shares vesting, they would lose the rights to such shares, which would then remain within the Administrative Trust and be able to be reallocated to other eligible employees as determined by us. The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year.

All shares held in the Administrative Trust are considered outstanding for diluted earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

On March 22, 2013, the trust that manages the EVA stock incentive plan held a total of 7,150,612 BD Units of FEMSA and 2,031,543 Series L Shares of Coca-Cola FEMSA, each representing 0.20% and 0.10% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

Insurance Policies

We maintain life insurance policies for all of our employees. These policies mitigate the risk of having to pay benefits in the event of an industrial accident, natural or accidental death within or outside working hours, and total and permanent disability. We maintain a directors’ and officers’ insurance policy covering all directors and certain key executive officers for liabilities incurred in their capacities as directors and officers.

Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of March 15, 2013, 6,922,159,485 Series B Shares representing 74.86% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”

The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of March 15, 2013 beneficially owned by our directors and alternate directors who are participants in the voting trust, other than shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
Beneficial Owner	Shares	Percent of Class	Shares	Percent of Class	Shares	Percent of Class
Eva Garza Lagüera Gonda	2,769,980	0.03%	5,470,960	0.13%	5,470,960	0.12%
Mariana Garza Lagüera Gonda	2,944,090	0.03%	5,888,180	0.14%	5,888,180	0.14%
Barbara Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Paulina Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Consuelo Garza de Garza	69,908,559	0.76%	13,768,518	0.32%	13,768,518	0.32%
Alberto Bailleres González	9,475,196	0.10%	11,664,112	0.27%	11,664,112	0.27%
Alfonso Garza Garza	1,524,095	0.02%	2,999,790	0.07%	2,999,790	0.07%
Max Michel Suberville	17,379,630	0.19%	34,759,260	0.80%	34,759,260	0.80%
Francisco José Calderón Rojas and José Fernando Calderón Rojas(1)	8,317,759	0.09%	16,558,518	0.38%	16,558,518	0.38%
Juan Guichard Michel	367,079	0.00%	298	0.00%	298	0.00%

(1)	Shares beneficially owned through various family-controlled entities

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

Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. Each committee has a non-member secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors:

•

Audit Committee. The Audit Committee is responsible for (1) reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements, (2) the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee and (3) identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. The Chairman of the Audit Committee submits an annual report to the board of directors of the Audit Committee’s activities performed during the corresponding fiscal year. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. The current Audit Committee members are: José Manuel Canal Hernando (Chairman and Financial Expert), Francisco Zambrano Rodríguez, Ernesto Cruz Velázquez de León and Alfonso González Migoya. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Law and applicable U.S. Securities Laws and NYSE listing standards. The Secretary of the Audit Committee is José González Ornelas, head of FEMSA’s internal audit department.

•

Finance and Planning Committee. The Finance and Planning Committee’s responsibilities include (1) evaluating the investment and financing policies proposed by the Chief Executive Officer; and (2) evaluating risk factors to which the corporation is exposed, as well as evaluating its management policies. The current Finance and Planning Committee members are: Ricardo Guajardo Touché (Chairman), Federico Reyes García, Robert E. Denham, Francisco Javier Fernández Carbajal and Alfredo Livas Cantú. The Secretary of the Finance and Planning Committee is Javier Astaburuaga Sanjines.

•

Corporate Practices Committee. The Corporate Practices Committee is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related party transactions, approve the compensation of the chief executive officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. The Chairman of the Corporate Practices Committee submits an annual report to the board of directors of the Corporate Practices Committee’s activities performed during the corresponding fiscal year. The chairman of the Corporate Practices Committee is Helmut Paul. The additional members are: Robert E. Denham, Ricardo Saldívar Escajadillo, and Moises Naim. Each member of the Corporate Practices Committee is an independent director. The Secretary of the Corporate Practices Committee is Javier Astaburuaga Sanjines.

Employees

As of December 31, 2012, our headcount by geographic region was as follows: 146,695 in Mexico, 6,076 in Central America, 6,400 in Colombia, 7,787 in Venezuela, 12,470 in Brazil, 2,827 in Argentina and 5 in the United States. We include in headcount employees of third-party distributors and non-management store employees. The table below sets forth headcount for the years ended December 31, 2012, 2011, and 2010:

Headcount for the Year Ended December 31,

	2012			2011			2010
	Non-Union	Union	Total	Non-Union	Union	Total	Non-Union	Union	Total
Sub-holding company:
Coca-Cola FEMSA(1)	32,272	41,123	73,395	32,362	37,517	69,879	26,118	33,085	59,203
FEMSA Comercio(2)	59,358	32,585	91,943	56,914	26,906	83,820	51,919	21,182	73,101
Other	9,371	7,551	16,922	8,043	6,628	14,671	6,270	5,989	12,259
Total	101,001	81,259	182,260	97,319	71,051	168,370	84,307	60,256	144,563

(1)	Includes employees of third-party distributors whom we do not consider to be our employees, amounting to 9,309, 9,043, and 8,101 in 2012, 2011 and 2010, respectively.

(2)	Includes non-management store employees, whom we do not consider to be our employees, amounting to 50,176, 48,801, and 44,625 in 2012, 2011 and 2010 respectively.

As of December 31, 2012, our subsidiaries had entered into 306 collective bargaining or similar agreements with personnel employed at our operations. Each of the labor unions in Mexico is associated with one of eight different national Mexican labor organizations. In general, we have a good relationship with the labor unions throughout our operations, except for in Colombia, Venezuela and Guatemala which are or have been the subject of significant labor-related litigation. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA.” The agreements applicable to our Mexican operations generally have an indefinite term and provide for an annual salary review and for review of other terms and conditions, such as fringe benefits, every two years.

The table below sets forth the number of collective bargaining agreements and unions for our employees:

Collective Bargaining Labor Agreements Between

Sub-holding Companies and Unions

As of December 31, 2012

Sub-holding Company	Collective Bargaining Agreements	Labor Unions
Coca-Cola FEMSA	126	82
FEMSA Comercio(1)	106	4
Others	74	18
Total	306	104

(1)	Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to the company as of March 15, 2013. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of March 15, 2013

	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Total Shares of FEMSA Capital Stock
	Shares Owned	Percent of Class	Shares Owned	Percent of Class	Shares Owned	Percent of Class
Shareholder
Technical Committee and Trust Participants under the Voting Trust(4)	6,922,159,485	74.86%	—	—	—	—	38.69%
Aberdeen Asset Management PLC(5)	282,293,390	3.05%	564,586,780	13.06%	564,586,780	13.06%	7.89%
William H. Gates III(6)	281,053,490	3.04%	562,106,980	13.00%	562,106,980	13.00%	7.85%

(1)	As of March 15 2013, there were 2,161,177,770 Series B Shares outstanding.

(2)	As of March 15, 2013, there were 4,322,355,540 Series D-B Shares outstanding.

(3)	As of March 15, 2013, there were 4,322,355,540 Series D-L Shares outstanding.

(4)	As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), J.P. Morgan (Suisse), S.A., as Trustee under a trust (controlled by Paulina Garza Lagüera Gonda), Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Eva Gonda Rivera, Eva Maria Garza Lagüera Gonda, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres González, Maria Teresa Gual Aspe de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the Garza Lagüera family), Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), BBVA Bancomer, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), BBVA Bancomer, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David) and BBVA Bancomer, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard).

(5)	As reported on Schedule 13F filed on December 31, 2012 by Aberdeen Asset Management PLC.

(6)	Includes aggregate shares beneficially owned by Cascade Investments, LLC, over which William H. Gates III has sole voting and dispositive power, and shares beneficially owned by the Bill and Melinda Gates Foundation Trust, over which William H. Gates III and Melinda French Gates have shared voting and dispositive power.

As of February 28, 2013, there were 48 holders of record of ADSs in the United States, which represented approximately 56% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

Related-Party Transactions

Voting Trust

The trust participants, who are our principal shareholders, agreed on May 6, 1998 to deposit a majority of their shares, which we refer to as the trust assets, of FEMSA into the voting trust, and later entered into an amended agreement on August 8, 2005, following the substitution by Banco Invex, S.A. as trustee to the voting trust, which agreement was subsequently renewed on March 15, 2013. The primary purpose of the voting trust is to permit the trust assets to be voted as a block, in accordance with the instructions of the technical committee of the voting trust. The trust participants are separated into seven trust groups and the technical committee is comprised of one representative appointed by each trust group. The number of B Units corresponding with each trust group (the proportional share of the shares deposited in the trust of such group) determines the number of votes that each trust representative has on the technical committee. Most matters are decided by a simple majority of the trust assets.

The trust participants agreed to certain transfer restrictions with respect to the trust assets. The trust is irrevocable, for a term that will conclude on January 17, 2020 (subject to additional five-year renewal terms), during which time, trust assets may be transferred by trust participants to spouses and immediate family members and, subject to certain conditions, to companies that are 100% owned by trust participants, which we refer to as the permitted transferees, provided in all cases that the transferee agrees to be bound by the terms of the voting trust. In the event that a trust participant wishes to sell part of its trust assets to someone other than a permitted transferee, the other trust participants have a right of first refusal to purchase the trust assets that the trust participant wishes to sell. If none of the trust participants elects to acquire the trust assets from the selling trust participant, the technical committee will have a right to nominate (subject to the approval of technical committee members representing 75% of the trust assets, excluding trust assets that are the subject of the sale) a purchaser for such trust assets. In the event that none of the trust participants or a nominated purchaser elects to acquire trust assets, the selling trust participant will have the right to sell the trust assets to a third-party on the same terms and conditions that were offered to the trust participants. Acquirors of trust assets will only be permitted to become parties to the voting trust upon the affirmative vote by the technical committee of at least 75% of the trust shares, which must include trust shares represented by at least three trust group representatives. In the event that a trust participant holding a majority of the trust assets elects to sell its trust assets, the other trust participants have “tag along” rights that will enable them to sell their trust assets to the acquiror of the selling trust participant’s trust assets.

Because of their ownership of a majority of the Series B Shares, the trust participants may be deemed to control our company. Other than as a result of their ownership of the Series B Shares, the trust participants do not have any voting rights that are different from those of other shareholders.

Interest of Management in Certain Transactions

The following is a summary of the main transactions we have entered into with entities for which members of our board of directors or management serve as a member of the board of directors or management. Each of these transactions was entered into in the ordinary course of business, and we believe each is on terms comparable to those that could be obtained in arm’s length negotiations with unaffiliated third parties. Under our bylaws, transactions entered with related parties not in the ordinary course of business are subject to the approval of our board of directors, subject to the prior opinion of the corporate practices committee.

On April 30, 2010, José Antonio Fernández Carbajal, our Chairman and Chief Executive Officer, started to serve as a member of the Board of Directors of Heineken Holding, N.V. and the Supervisory Board of Heineken N.V. Javier Astaburuaga Sanjines, our Chief Financial and Strategic Development Officer, also serves on the supervisory Board of Heineken N.V. as of April 30, 2010. We made purchases of beer in the ordinary course of business from the Heineken Group in the amount of Ps. 9,397 million in 2011 and Ps. 11,013 million in 2012. We also supplied logistics and administrative services to subsidiaries of Heineken for a total of Ps. 2,169 million in 2011 and Ps. 2,979 million in 2012. As of the end of December 31, 2012 and 2011, our net balance due to Heineken amounted to Ps. 1,477 million and Ps. 1,291 million, respectively.

We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans and bond offerings in the local capital markets, with subsidiaries of BBVA Bancomer, a financial services holding company of which Alberto Bailleres González, Ricardo Guajardo Touché, José Antonio Fernández Carbajal, and Barbara Garza Lagüera Gonda , who are also directors of FEMSA, are directors, and for which José Manuel Canal Hernando, also a director of FEMSA, serves as Statutory Auditor. We made interest expense payments and fees paid to BBVA Bancomer in respect of these transactions of Ps.205 million and Ps. 128 million as of December 31, 2012 and 2011, respectively. The total amount due to BBVA Bancomer as of the end of December 31, 2012 and 2011 was Ps. 1,136 million and Ps. 1,076 million, respectively, and we also had a receivable balance with BBVA Bancomer of Ps. 2,299 million and Ps. 2,791 million, respectively, as of December 31, 2012 and 2011.

We regularly engage in the ordinary course of business in hedging transactions, and enter into loans and credit line facilities on an arm’s length basis with subsidiaries of Grupo Financiero Banamex, S.A. de C.V., or Grupo Financiero Banamex, a financial services holding company which qualified as our related party until March 2011. The interest expense and fees paid to Grupo Financiero Banamex as of December 31, 2011 was Ps. 28 million.

We maintain an insurance policy covering medical expenses for executives issued by Grupo Nacional Provincial, S.A.B., an insurance company of which Alberto Bailleres González and Max Michel Suberville, who are also directors of FEMSA, and Juan Guichard Michel, who is an alternate director of FEMSA, are directors. The aggregate amount of premiums paid under these policies was approximately Ps. 57 million and Ps. 59 million in 2012 and 2011, respectively.

We, along with certain of our subsidiaries, spent Ps. 124 million and Ps. 86 million in the ordinary course of business in 2012 and 2011, respectively, in publicity and advertisement purchased from Grupo Televisa, S.A.B., a media corporation in which our Chairman and Chief Executive Officer, José Antonio Fernández Carbajal, and two of our Directors, Alberto Bailleres González and Michael Larson, serve as directors.

Coca-Cola FEMSA, in its ordinary course of business, purchased Ps. 1,577 million and Ps. 1,248 million in 2012 and 2011, respectively, in juices from subsidiaries of Jugos del Valle.

In October 2011, Coca-Cola FEMSA executed certain agreements with affiliates of Grupo Tampico to acquire specific products and services such as plastic cases, certain truck and car brands, as well as auto parts, exclusively for the territories of Grupo Tampico. The agreements provide for certain preferences to be elected as suppliers in Coca-Cola FEMSA’s suppliers’ bidding processes.

FEMSA Comercio, in its ordinary course of business, purchased Ps. 2,394 million and Ps. 2,270 million in 2012 and 2011, respectively, in baked goods and snacks for its stores from subsidiaries of Bimbo, of which Ricardo Guajardo Touché, one of FEMSA’s directors, is a director. FEMSA Comercio also purchased Ps. 408 million and Ps. 316 million in 2012 and 2011, respectively, in juices from subsidiaries of Jugos del Valle.

José Antonio Fernández Carbajal, Eva Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Ricardo Guajardo Touché, Alfonso Garza Garza and Armando Garza Sada, who are directors or alternate directors of FEMSA, are also members of the board of directors of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries. For the years ended December 31, 2012 and 2011, donations to ITESM amounted to Ps. 109 million and Ps. 81 million, respectively.

José Antonio Fernández Carbajal, Alfonso Garza Garza, Federico Reyes Garcia, and Javier Astaburuaga Sanjines, who are directors, alternate directors and senior officers of FEMSA, are also members of the board of directors of Fundación FEMSA, A.C., which is a social investment instrument for communities in Latin America. For the years ended December 31, 2012 and 2011, donations to Fundación FEMSA, A.C. amounted to Ps. 864 million and Ps. 46 million, respectively.

Business Transactions between Coca-Cola FEMSA, FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with The Coca-Cola Company and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total expenses charged to Coca-Cola FEMSA by The Coca-Cola Company for concentrates were approximately Ps. 23,886 million and Ps. 20,882 million in 2012 and 2011, respectively. Coca-Cola FEMSA and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to Coca-Cola FEMSA’s coolers, bottles and case investment program. Coca-Cola FEMSA received contributions to its marketing expenses of Ps. 3,018 million and Ps. 2,595 million in 2012 and 2011, respectively.

In December 2007 and in May 2008, Coca-Cola FEMSA sold most of its proprietary brands to The Coca-Cola Company. The proprietary brands are now being licensed back to Coca-Cola FEMSA by The Coca-Cola Company pursuant to Coca-Cola FEMSA’s bottler agreements. The December 2007 transaction was valued at US$ 48 million and the May 2008 transaction was valued at US$ 16 million. Revenues from the sale of proprietary brands realized in prior years in which Coca-Cola FEMSA has a significant continuing involvement are deferred and amortized against the related costs of future sales over the estimated sales period. The balance to be amortized amounted to Ps. 98 million and Ps. 302 million as of December 31, 2012 and 2011, respectively. The short-term portions are included in other current liabilities. The long-term portions are included in other liabilities.

In Argentina, Coca-Cola FEMSA purchases its pre-formed plastic ingots, as well as its returnable plastic bottles from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina, S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil in which The Coca-Cola Company has a substantial interest.

In Argentina, Coca-Cola FEMSA mainly uses High Fructose Corn Syrup that Coca-Cola FEMSA purchases from several different local suppliers as a sweetener in its products instead of sugar. Coca-Cola FEMSA purchases glass bottles, plastic cases and other raw materials from several domestic sources. Coca-Cola FEMSA purchases pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a bottler of The Coca-Cola Company with operations in Argentina, Chile and Brazil, and other local suppliers. Coca-Cola FEMSA also acquires pre-formed plastic ingots from ALPLA Avellaneda S.A. and other suppliers.

In November 2007, Administración S.A.P.I., a Mexican company owned directly or indirectly by Coca-Cola FEMSA and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In 2008, Coca-Cola FEMSA, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and the Brazilian operations, respectively, of Jugos del Valle. Taking into account the participation held by Grupo Fomento Queretano, Coca-Cola FEMSA currently holds an interest of 25.1% in the Mexican joint business and approximately 19.7% in the Brazilian joint businesses. Jugos del Valle sells fruit juice-based beverages and fruit derivatives.

In February 2009, Coca-Cola FEMSA acquired with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, S.A., a subsidiary of SABMiller plc. Coca-Cola FEMSA acquired the production assets and the distribution territory, and The Coca-Cola Company acquired the Brisa brand. Coca-Cola FEMSA and The Coca-Cola Company equally shared in paying the purchase price of US$ 92 million. Following a transition period, in June 2009, Coca-Cola FEMSA started to sell and distribute the Brisa portfolio of products in Colombia.

In May 2009, Coca-Cola FEMSA completed a transaction to develop the Crystal trademark water business in Brazil with The Coca-Cola Company.

In August 2010, Coca-Cola FEMSA acquired from The Coca-Cola Company along with other Brazilian Coca-Cola bottlers the business operations of the Matte Leão tea brand. As of March 31, 2013 Coca-Cola FEMSA has a 19.4% indirect interest in the Matte Leão business in Brazil.

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

In March 2011, with The Coca-Cola Company, through Compañía de Bebidas Panameñas S.A.P.I. de C.V. Coca-Cola FEMSA entered into several credit agreements, pursuant to which it lent an aggregate amount of US$ 112.3 million to Estrella Azul. Subject to certain events which could lead to an acceleration of payments, the principal balance of the Credit Facilities is payable in one installment on March 24, 2021.

In August 2012, Coca-Cola FEMSA acquired, through Jugos del Valle, an indirect participation in Santa Clara, an important producer of milk and dairy products in Mexico. Coca-Cola FEMSA currently owns an indirect participation of 23.8% in Santa Clara.

In December, 2012, Coca-Cola FEMSA reached an agreement with The Coca-Cola Company to acquire a 51% non-controlling majority stake of CCBPI for US $688.5 million in an all-cash transaction. Coca-Cola FEMSA closed this transaction on January 25, 2013. The implied enterprise value of 100% of CCPBI is US$ 1,350 million. Coca-Cola FEMSA will have an option to acquire all of the remaining 49% of the capital stock of CCBPI at any time during the seven years following the closing, at the same enterprise value adjusted for a carrying cost and certain other adjustments. Coca-Cola FEMSA will have a put option, exercisable six years after the initial closing, to sell its ownership in CCBPI back to The Coca-Cola Company at a price that will be calculated using the same EBITDA multiple used in the acquisition of the 51% stake of CCBPI, capped at the aggregate enterprise value for the amount acquired, adjusted for certain items. Coca-Cola FEMSA will be managing the day-to-day operations of the business. The Coca-Cola Company will have certain rights on the operational business plan. Given the terms of both the options agreements and Coca-Cola FEMSA’s shareholders agreement with The Coca-Cola Company, Coca-Cola FEMSA will not consolidate the results of CCBPI. Coca-Cola FEMSA will recognize the results of CCBPI using the equity method. CCBPI sold approximately 531 million unit cases of beverages during 2012 and generated revenues of approximately US$ 1.1 billion. See “Item 19. Exhibits—Exhibit 4.28.”

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See pages F-1 through F-144, incorporated herein by reference.

Dividend Policy

For a discussion of our dividend policy, See “Item 3. Key Information—Dividends” and “Item 10. Additional Information.”

Legal Proceedings

We are party to various legal proceedings in the ordinary course of business. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe will have, or has had, a material adverse effect on our company. Other legal proceedings that are pending against or involve us and our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate disposition of such other proceedings individually or on an aggregate basis will not have a material adverse effect on our consolidated financial condition or results.

Coca-Cola FEMSA

Mexico

Antitrust Matters

During 2000, the CFC, pursuant to complaints filed by PepsiCo and certain of its bottlers in Mexico, began an investigation of The Coca-Cola Company Export Corporation (TCECC) and the Mexican Coca-Cola bottlers for alleged monopolistic practices through exclusivity arrangements with certain retailers. Nine of Coca-Cola FEMSA’s Mexican subsidiaries, including those that it acquired as a result of its merger with Grupo CIMSA, Grupo Tampico’s beverage division, and Grupo Fomento Queretano, are involved in this matter. After the corresponding legal proceedings in 2008, a Mexican Federal Court rendered an adverse judgment against two out of Coca-Cola FEMSA’s nine Mexican subsidiaries involved in the proceedings, upholding a fine of approximately Ps. 10.5 million imposed by CFC on each of the two subsidiaries and ordering the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealing. With respect to the complaints against the remaining seven subsidiaries, a favorable resolution was rendered in Mexican Federal Court and the CFC, which ruling dropped the fines and ruled in favor of six of Coca-Cola FEMSA’s subsidiaries, on the grounds of insufficient evidence to prove individual and specific liability in the alleged antitrust violations. On August 7, 2012, the court dismissed and denied an appeal that Coca-Cola FEMSA filed on behalf of Grupo Fomento Queretano, which had received an adverse judgment. Coca-Cola FEMSA filed a motion for reconsideration on September 12, 2012 and is awaiting final resolution.

In February 2009, the CFC began a new investigation of alleged monopolistic practices consisting of sparkling beverage sales subject to exclusivity agreements and the granting of discounts and/or benefits in exchange for exclusivity arrangements with certain retailers. In December 2011, the CFC closed this investigation on the grounds of insufficient evidence of monopolistic practices by The Coca-Cola Company and its bottlers. However, on February 9, 2012 the plaintiff appealed the decision of the CFC. The CFC confirmed its initial ruling. In a related case, a Circuit Court has ruled that the CFC must reexamine part of the evidence originally provided by a plaintiff. It is currently unclear how the CFC will rule upon this appeal.

Colombia

Labor Matters

During July 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against certain of Coca-Cola FEMSA’s subsidiaries. The plaintiffs alleged that the subsidiaries engaged in wrongful acts against the labor union and its members in Colombia, including kidnapping, torture, death threats and intimidation. The complaint alleges claims under the U.S. Alien Tort Claims Act, Torture Victim Protection Act, Racketeer Influenced and Corrupt Organizations Act and state tort law and seeks injunctive and declaratory relief and damages of more than US$ 500 million, including treble and punitive damages and the cost of the suit, including attorney fees. In September 2006, the federal district court dismissed the complaint with respect to all claims. The plaintiffs appealed and in August 2009, the Appellate Court affirmed the decision in favor of Coca-Cola FEMSA’s subsidiaries. The plaintiffs moved for a rehearing, and in September 2009, the rehearing motion was denied. Plaintiffs attempted to seek reconsideration en banc, but the Court dismissed the entire case for lack of jurisdiction and such resolution is final and cannot be appealed.

Venezuela

Tax Matters

In 1999, some of Coca-Cola FEMSA’s Venezuelan subsidiaries received notice of indirect tax claims asserted by the Venezuelan tax authorities. These subsidiaries have taken the appropriate measures against these claims at the administrative level and filed appeals with the Venezuelan courts. The claims currently amount to approximately US$ 21.1 million (approximately Ps. 250 million). Coca-Cola FEMSA has certain rights to indemnification from Venbottling Holding, Inc., a former shareholder of Panamco and The Coca-Cola Company, for a substantial portion of the claims. Coca-Cola FEMSA does not believe that the ultimate resolution of these cases will have a material adverse effect on its financial condition or results.

Brazil

Antitrust Matters

Several claims have been filed against Coca-Cola FEMSA by private parties that allege anticompetitive practices by Coca-Cola FEMSA’s Brazilian subsidiaries. The plaintiffs are Ragi (Dolly), a Brazilian producer of “B Brands,” and PepsiCo, alleging anticompetitive practices by Spal Indústria Brasileira de Bebidas, S.A. and Recofarma Indústria do Amazonas Ltda. Of the four claims Dolly filed against us, the only one remaining concerns a denial of access to common suppliers. Of the two claims made by PepsiCo, the first concerns exclusivity arrangements at the point of sale, and the second is an alleged corporate espionage allegation against the Pepsi bottler, BAESA, which the Ministry of Economy recommended to be dismissed for lack of evidence. Under Brazilian law, each of these claims could result in substantial monetary fines and other penalties although we believe each of the claims is without merit. Regarding the claims made by Pepsico, in December 2012, the Administrative Council of Economic Defense (“CADE”) issued a decision dismissing the claim related to exclusivity arrangements at the point of sale. Also in December 2012, CADE issued a technical note advocating dismissal of the claim related to an alleged corporate espionage against the Pepsi bottler, BAESA, for lack of evidence. Currently, we are awaiting the final decision.

Significant Changes

Except as disclosed under “Recent Developments” in Item 5, no significant changes have occurred since the date of the annual financial statements included in this annual report.

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

At our AGM held on March 29, 2007, our shareholders approved a three-for-one stock split in respect all of our outstanding capital stock, which became effective in May 2007. Following the stock split, our total capital stock consists of 2,161,177,770 BD Units and 1,417,048,500 B Units. Our stock split also resulted in a three-for-one stock split of our ADSs. The stock-split was conducted on a pro-rata basis in respect of all holders of our shares and all ADS holders of record as of May 25, 2007, and the ratio of voting and non-voting shares was maintained, thereby preserving our ownership structure as it was prior to the stock-split.

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

The following table sets forth information regarding our capital stock as of March 31, 2013:

	Number	Percentage of Capital	Percentage of Full Voting Rights
Class
Series B Shares (no par value)	9,246,420,270	51.68%	100%
Series D-B Shares (no par value)	4,322,355,540	24.16%	0%
Series D-L Shares (no par value)	4,322,355,540	24.16%	0%
Total Shares	17,891,131,350	100%	100%
Units
BD Units	2,161,177,770	60.40%	23.47%
B Units	1,417,048,500	39.60%	76.63%
Total Units	3,578,226,270	100%	100%

Trading Markets

Since May 11, 1998, ADSs representing BD Units have been listed on the NYSE, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADS represents 10 BD Units deposited under the deposit agreement with the ADS depositary. As of February 28, 2013, approximately 56% of BD Units traded in the form of ADSs.

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

	B Units(1)
	Nominal pesos			Close US$(4)	Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)
2008	46.00	32.00	34.99	2.53	7,286
2009	57.00	30.50	55.00	4.21	300
2010	57.99	44.00	57.9	4.68	1,629
2011
First Quarter	57.99	50.00	51.50	4.32	2,062
Second Quarter	58.00	51.50	58.00	4.95	975
Third Quarter	71.00	59.00	71.00	5.16	2,597
Fourth Quarter	81.00	78.05	78.05	5.59	795
2012
First Quarter	82.00	75.00	80.50	6.28	872
Second Quarter	97.00	83.00	97.00	7.17	140
Third Quarter	94.00	89.70	91.49	6.95	3,615
Fourth Quarter	99.00	88.50	99.00	7.65	2,033
October	95.00	88.50	91.00	6.95	2,261
November	96.00	91.00	95.60	7.40	3,262
December	99.00	92.00	99.00	7.64	1,855
2013
January	117.00	99.00	117.00	9.19	375
February	121.80	114.00	120.00	9.39	1,785
March	119.00	112.00	117.00	9.50	1,387
First Quarter	121.80	99.00	117.00	9.50	1,046

(1)	The prices and average daily trading volume for the B Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the B Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the U.S. Federal Reserve Board using the period-end exchange rate.

	BD Units(1)
	Nominal pesos			Close US$(4)	Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)
2008	49.19	26.10	41.37	2.99	3,089,044
2009	63.20	30.49	62.65	4.80	3,011,747
2010	71.21	53.22	69.32	5.60	3,177,203
2011
First Quarter	70.61	64.01	69.85	5.86	2,562,803
Second Quarter	77.79	70.52	77.79	6.64	2,546,271
Third Quarter	91.39	75.28	90.16	6.55	3,207,475
Fourth Quarter	97.80	87.05	97.02	6.95	2,499,269
2012
First Quarter	105.33	88.64	105.33	8.22	2,865,624
Second Quarter	121.25	105.73	119.03	8.80	1,955,790
Third Quarter	121.27	108.26	118.56	9.01	2,162,873
Fourth Quarter	130.64	116.41	129.31	9.99	2,135,503
October	123.80	117.54	117.92	9.01	1,928,946
November	127.71	116.41	126.66	9.81	2,176,913
December	130.64	124.66	129.31	9.97	2,341,957
2013
January	141.85	129.11	137.29	10.78	2,174,196
February	147.24	138.61	142.91	11.18	2,123,164
March	141.04	132.58	138.97	11.28	2,836,236
First Quarter	147.24	129.11	138.97	11.28	2,359,740

(1)	The prices and average daily trading volume for the BD Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the BD Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the U.S. Federal Reserve Board using the period-end exchange rate.

	ADSs(1)
	U.S. dollars			Average Daily Trading Volume (ADSs)
	High(2)	Low(2)	Close(3)
2008	49.39	19.25	30.13	1,321,098
2009	49.00	19.91	47.88	1,188,775
2010	57.38	40.49	55.92	534,197
2011
First Quarter	58.93	52.67	58.70	523,823
Second Quarter	66.49	59.60	66.49	519,035
Third Quarter	73.00	61.34	64.82	641,559
Fourth Quarter	72.23	61.73	69.71	527,067
2012
First Quarter	82.27	52.95	82.27	525,762
Second Quarter	89.25	77.19	89.25	567,603
Third Quarter	92.26	82.31	91.98	554,361
Fourth Quarter	101.70	88.56	100.70	494,332
October	96.72	90.61	90.61	467,090
November	98.18	88.56	98.08	480,962
December	101.70	97.21	100.70	536,976

	ADSs(1)
	U.S. dollars			Average Daily Trading Volume (ADSs)
	High(2)	Low(2)	Close(3)
2013
January	111.23	101.30	107.89	609,183
February	114.91	109.08	111.74	497,343
March	113.50	107.27	113.50	632,567
First Quarter	114.91	101.30	113.50	581,561

(1)	Each ADS is comprised of 10 BD Units. Prices and average daily trading volume were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

ITEM 10.	ADDITIONAL INFORMATION

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

Voting Rights and Certain Minority Rights

Each Series B Share entitles its holder to one vote at any of our ordinary or extraordinary general shareholders meetings. Our bylaws state that the board of directors must be composed of no more than 21 members, at least 25% of whom must be independent. Holders of Series B Shares are entitled to elect at least 11 members of our board of directors. Holders of Series D Shares are entitled to elect five members of our board of directors. Our bylaws also contemplate that, should a conversion of the Series D-L Shares to Series L Shares occur pursuant to the vote of our Series D-B and Series D-L shareholders at special and extraordinary shareholders meetings, the holders of Series D-L shares (who would become holders of newly-issued Series L Shares) will be entitled to elect two members of the board of directors. None of our shares has cumulative voting rights, which is a right not regulated under Mexican law.

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

•

holders of at least 5% of our outstanding capital stock, including limited or restricted vote, may bring an action for liabilities against our directors, the secretary of the board of directors or certain key officers;

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

Shareholders Meetings

General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain matters specified in Article 182 and 228 BIS of the Mexican General Corporations Law, Articles 53 and 108(II) of the Mexican Securities Law and in our bylaws. These matters include: amendments to our bylaws, liquidation, dissolution, merger, spin-off and transformation from one form of corporate organization to another, issuance of preferred stock and increases and reductions of the fixed portion of our capital stock. In addition, our bylaws require a general shareholders’ extraordinary meeting to consider the cancellation of the registration of shares with the Mexican Registry of Securities, or RNV or with other foreign stock exchanges on which our shares may be listed, the amortization of distributable earnings into capital stock, and an increase in our capital stock in terms of the Mexican Securities Law. General meetings called to consider all other matters, including increases or decreases affecting the variable portion of our capital stock, are ordinary meetings. An ordinary meeting must be held at least once each year within the first four months following the end of the preceding fiscal year. Holders of BD Units or B Units are entitled to attend all shareholders meetings of the Series B Shares and Series D Shares and to vote on matters that are subject to the vote of holders of the underlying shares.

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

Shareholders meetings may be called by the board of directors, the audit committee or the corporate practices committee and, under certain circumstances, a Mexican court. Additionally, holders of 10% or more of our capital stock may require the chairman of the board of directors, or the chairman of the audit or corporate practices committees to call a shareholders meeting. A notice of meeting and an agenda must be published in the Periódico Oficial del Estado de Nuevo León (Official State Gazette of Nuevo León, or the Official State Gazette) or a newspaper of general distribution in Monterrey, Nuevo León, Mexico at least 15 days prior to the date set for the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whoever convened the meeting. Shareholders meetings will be deemed validly held and convened without a prior notice or publication only to the extent that all the shares representing our capital stock are fully represented. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice involving such shareholders meeting. To attend a meeting, shareholders must deposit their shares with the company or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend a meeting, a shareholder may be represented by an attorney-in-fact.

In addition to the provisions of the Mexican General Corporations Law, the ordinary shareholders meeting shall be convened to approve any transaction that, in a fiscal year, represents 20% or more of the consolidated assets of the company as of the immediately prior quarter, whether such transaction is executed in one or several operations, to the extent that, according to the nature of such transactions, they may be deemed the same. All shareholders shall be entitled to vote on in such ordinary shareholders meeting, including those with limited or restricted voting rights.

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

Our bylaws provide that shareholders will not have preemptive rights to subscribe shares in the event of a capital stock increase or listing of treasury stock in any of the following events: (i) merger of the Company; (ii) conversion of obligations (conversion de obligaciones) in terms of the Mexican General Credit Instruments and Credit Operations Law (Ley General de Títulos y Operaciones de Crédito); (iii) public offering made according to the terms of articles 53, 56 and related provisions of the Mexican Securities Law; and (iv) capital increase made through the payment in kind of the issued shares or through the cancellation of debt of the Company.

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

Authority of the Board of Directors

The board of directors is our legal representative and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to the Mexican Securities Law, the board of directors must approve, observing at all moments their duty of care and duty of loyalty, among other matters:

•	any transactions to be entered into with related parties which are deemed to be outside the ordinary course of our business

•	significant asset transfers or acquisitions;

•	material guarantees or collateral;

•	internal policies; and

•	other material transactions.

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

Repurchase of Shares

According to our bylaws, subject to the provisions of the Mexican Securities Law and under rules promulgated by the CNBV, we may repurchase our shares at any time at the then prevailing market price. The maximum amount available for repurchase of our shares must be approved at the AGM. The economic and voting rights corresponding to such repurchased shares may not be exercised while our company owns the shares.

In accordance with the Mexican Securities Law, our subsidiaries may not purchase, directly or indirectly, shares of our capital stock or any security that represents such shares.

Forfeiture of Shares

As required by Mexican law, our bylaws provide that non-Mexican holders of BD Units, B Units or shares (1) are considered to be Mexican with respect to such shares that they acquire or hold and (2) may not invoke the protection of their own governments in respect of the investment represented by those shares. Failure to comply with our bylaws may result in a penalty of forfeiture of a shareholder’s capital stock in favor of the Mexican state. In the opinion of Carlos Eduardo Aldrete Ancira, our general counsel, under this provision, a non-Mexican shareholder (including a non-Mexican holder of ADSs) is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican state with respect to its rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in our company. If a shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican state.

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

United States Taxation

Taxation of Dividends. The gross amount of any dividends paid with respect to our shares represented by our ADSs generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the ADS depositary and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the ADS depositary (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their tax advisors regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs is subject to taxation at the reduced rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2012 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2013 taxable year. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

Taxation of Capital Gains. A gain or loss realized by a U.S. holder on the sale or other disposition of ADSs will be subject to U.S. federal income taxation as a capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the ADSs (each calculated in dollars). Any such gain or loss will be a long-term capital gain or loss if the ADSs were held for more than one year on the date of such sale. Any long-term capital gain recognized by a U.S. holder that is an individual is subject to a reduced rate of federal income taxation. The deduction of capital losses is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gains or losses for U.S. federal income tax purposes.

Any gain realized by a U.S. holder on the sale or other disposition of ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

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

United States Backup Withholding and Information Reporting. A U.S. holder of ADSs may, under certain circumstances, be subject to “information reporting” and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends, interest or the proceeds of a sale or disposition of ADSs, unless such holder (1) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (2) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability. While non-U.S. holders generally are exempt from information reporting and backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

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

In February 2010, Coca-Cola FEMSA’s main shareholders, FEMSA and The Coca-Cola Company, amended the shareholders agreement, and Coca-Cola FEMSA’s bylaws were amended accordingly. The amendment mainly relates to changes in the voting requirements for decisions on: (1) ordinary operations within an annual business plan and (2) appointment of the chief executive officer and all officers reporting to him, all of which now may be taken by the board of directors by simple majority voting. Also, the amendment provides that payment of dividends, up to an amount equivalent to 20% of the preceding years’ retained earnings, may be approved by a simple majority of the shareholders. Any decision on extraordinary matters, as they are defined in Coca-Cola FEMSA’s bylaws and which include, among other things, any new business acquisition, business combinations, or any change in the existing line of business, shall require the approval of the majority of the members of the board of directors, with the vote of two of the members appointed by The Coca-Cola Company. Also, any decision related to such extraordinary matters or any payment of dividends above 20% of the preceding years’ retained earnings shall require the approval of a majority of the shareholders of Coca-Cola FEMSA’s Series A and Series D Shares voting together as a single class.

Under Coca-Cola FEMSA’s bylaws and shareholders agreement, its Series A Shares and Series D Shares are the only shares with full voting rights and, therefore, control actions by its shareholders. The shareholders agreement also sets forth the principal shareholders’ understanding as to the effect of adverse actions of The Coca-Cola Company under the bottler agreements. Coca-Cola FEMSA’s bylaws and shareholders agreement provide that a majority of the directors appointed by the holders of its Series A Shares, upon making a reasonable, good faith determination that any action of The Coca-Cola Company under any bottler agreement between The Coca-Cola Company and Coca-Cola FEMSA or any of its subsidiaries is materially adverse to Coca-Cola FEMSA’s business interests and that The Coca-Cola Company has failed to cure such action within 60 days of notice, may declare a “simple majority period”, as defined in Coca-Cola FEMSA’s bylaws, at any time within 90 days after giving notice. During the simple majority period certain decisions, namely the approval of material changes in Coca-Cola FEMSA’s business plans, the introduction of a new, or termination of an existing, line of business, and related party transactions outside the ordinary course of business, to the extent the presence and approval of at least two Coca-Cola FEMSA Series D directors would otherwise be required, can be made by a simple majority vote of its entire board of directors, without requiring the presence or approval of any Coca-Cola FEMSA Series D director. A majority of the Coca-Cola FEMSA Series A directors may terminate a simple majority period but, once having done so, cannot declare another simple majority period for one year after the termination. If a simple majority period persists for one year or more, the provisions of the shareholders agreement for resolution of irreconcilable differences may be triggered, with the consequences outlined in the following paragraph.

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

•

There were to be no changes in concentrate pricing or marketing support by The Coca-Cola Company up to May 2004. After such time, The Coca-Cola Company obtained complete discretion to implement any changes with respect to these matters, but any decision in this regard will be discussed with Coca-Cola FEMSA and will take Coca-Cola FEMSA’s operating condition into consideration.

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

•

The Coca-Cola Company agreed to sell to a subsidiary of our company sufficient shares to permit us to beneficially own 51% of Coca-Cola FEMSA’s outstanding capital stock (assuming that this subsidiary does not sell any shares and that there are no issuances of Coca-Cola FEMSA’s stock other than as contemplated by the acquisition). As a result of this understanding, in November 2006, we acquired, through a subsidiary, 148,000,000 of Coca-Cola FEMSA’s Series D shares from certain subsidiaries of The Coca-Cola Company, representing 9.4% of the total outstanding voting shares and 8.02% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. Pursuant to Coca-Cola FEMSA’s bylaws, the acquired shares were converted from Coca-Cola FEMSA Series D Shares to Coca-Cola FEMSA Series A Shares.

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

Cooperation Framework with The Coca-Cola Company

In September 2006, Coca-Cola FEMSA and The Coca-Cola Company reached a comprehensive cooperation framework for a new stage of collaboration going forward. This new framework includes the main aspects of Coca-Cola FEMSA’s relationship with The Coca-Cola Company and defines the terms for the new collaborative business model. The framework is structured around three main objectives, which have been implemented as outlined below.

•

Sustainable growth of sparkling beverages, still beverages and waters: Together with The Coca-Cola Company, Coca-Cola FEMSA has defined a platform to jointly pursue incremental growth in the sparkling beverage category, as well as accelerated development of still beverages and waters across Latin America. To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase for marketing support of the entire portfolio. In addition, the framework contemplates a new, all-encompassing business model for the development, organically and through acquisitions, of still beverages and waters that further aligns Coca-Cola FEMSA’s and The Coca-Cola Company’s objectives and should contribute to incremental long-term value creation at both companies. With this objective in mind, Coca-Cola FEMSA has jointly acquired the Brisa bottled water business in Colombia, it has formalized a joint venture with respect to the Jugos del Valle products in Mexico and Brazil, and has formalized its agreements to develop the Crystal water business and the Matte Leão business in Brazil jointly with other bottlers and the business of Grupo Estrella Azul in Panama. During 2011, Coca-Cola FEMSA and The Coca-Cola Company formalized a joint venture to develop certain coffee products in Coca-Cola FEMSA’s territories. In addition, during 2012 Coca-Cola FEMSA acquired, through Jugos del Valle, an indirect participation in Santa Clara, an important producer of milk and dairy products in Mexico.

•

Horizontal growth: The framework includes The Coca-Cola Company’s endorsement of Coca-Cola FEMSA’s aspiration to continue being a leading participant in the consolidation of the Coca-Cola system in Latin America, as well as the exploration of potential opportunities in other markets where Coca-Cola FEMSA’s operating model and strong execution capabilities could be leveraged. For example, in 2008 Coca-Cola FEMSA entered into a transaction with The Coca-Cola Company to acquire from it REMIL, which was The Coca-Cola Company’s wholly-owned bottling franchise in the majority of the State of Minas Gerais of Brazil. On January 25, 2013, Coca-Cola FEMSA closed the acquisition of a 51% non-controlling stake in the outstanding shares of CCBPI in the Philippines.

•

Long-term vision in relationship economics: Coca-Cola FEMSA and The Coca-Cola Company understand each other’s business objectives and growth plans, and the new framework provides long-term perspective on the economics of their relationship. This will allow Coca-Cola FEMSA and The Coca-Cola Company to focus on continuing to drive the business forward and generating profitable growth.

Bottler Agreements

Bottler agreements are the standard agreements for each territory that The Coca-Cola Company enters into with bottlers outside the United States. Pursuant to its bottler agreements, Coca-Cola FEMSA is authorized to manufacture, sell, and distribute Coca-Cola trademark beverages within specific geographic areas, and is required to purchase concentrate in some of its territories from companies designated by The Coca-Cola Company, and sweeteners from companies authorized by The Coca-Cola Company, for all of its Coca-Cola trademark beverages.

These bottler agreements also provide that Coca-Cola FEMSA will purchase its entire requirement of concentrate for Coca-Cola trademark beverages from The Coca-Cola Company and other authorized suppliers at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion. Concentrate prices for sparkling beverages are determined as a percentage of the weighted average retail price in local currency, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, Coca-Cola FEMSA sets the price of products sold to customers at its discretion, subject to the applicability of price restraints. Coca-Cola FEMSA has the exclusive right to distribute Coca-Cola trademark beverages for sale in its territories in authorized containers of the nature prescribed by the bottler agreements and currently used by Coca-Cola FEMSA. These containers include various configurations of cans and returnable and non-returnable bottles made of glass and plastic and fountain containers.

The bottler agreements include an acknowledgment by Coca-Cola FEMSA that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the secret formulas with which The Coca-Cola Company’s concentrates are made. Subject to Coca-Cola FEMSA’s exclusive right to distribute Coca-Cola trademark beverages in its territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of its territories. Coca-Cola FEMSA’s bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates charged to its subsidiaries and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which Coca-Cola FEMSA purchases concentrates under the bottler agreements may vary materially from the prices it has historically paid. However, under Coca-Cola FEMSA’s bylaws and the shareholders agreement among certain subsidiaries of The Coca-Cola Company and certain subsidiaries of our company, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain voting rights of the directors appointed by The Coca-Cola Company. This provides Coca-Cola FEMSA with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to Coca-Cola FEMSA pursuant to such shareholders agreement and the Coca-Cola FEMSA’s bylaws. See “—Shareholders Agreement.”

The Coca-Cola Company has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. The Coca-Cola Company may also introduce new beverages in Coca-Cola FEMSA’s territories in which case Coca-Cola FEMSA has a right of first refusal with respect to the manufacturing, packaging, distribution and sale of such new beverages subject to the same obligations as then exist with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit Coca-Cola FEMSA from producing, bottling or handling beverages other than those of The Coca-Cola Company trademark beverages, or other products or packages that would imitate, infringe upon, or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, except under the authority of, or with the consent of, The Coca-Cola Company. The bottler agreements also prohibit Coca-Cola FEMSA from acquiring or holding an interest in a party that engages in such restricted activities. The bottler agreements impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company so as to conform to policies prescribed by The Coca-Cola Company. In particular, Coca-Cola FEMSA is obligated to:

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

The Coca-Cola Company contributed a significant portion of Coca-Cola FEMSA’s total marketing expenses in its territories during 2012 and has reiterated its intention to continue providing such support as part of its new cooperation framework. Although Coca-Cola FEMSA believes that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “—Shareholders Agreement.”

Coca-Cola FEMSA has separate bottler agreements with The Coca-Cola Company for each of the territories in which it operates, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of December 31, 2012, Coca-Cola FEMSA had eight bottler agreements in Mexico: (i) the agreements for Mexico’s Valley territory, which expire in June 2013 and April 2016; (ii) the agreements for the Central territory, which expire in August 2013, May 2015, and July 2016; (iii) the agreement for the Northeast territory, which expires in September 2014; (iv) the agreement for the Bajio territory, which expires in May 2015; and (v) the agreement for the Southeast territory, which expires in June 2013. Coca-Cola FEMSA’s bottler agreements with The Coca-Cola Company will expire for Coca-Cola FEMSA’s territories in other countries as follows: Argentina in September 2014; Brazil in April 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016; and Panama in November 2014.

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

Coca-Cola FEMSA has also entered into tradename license agreements with The Coca-Cola Company pursuant to which Coca-Cola FEMSA is authorized to use certain trademark names of The Coca-Cola Company with its corporate name. These agreements have a ten-year term and are automatically renewed for ten-year terms, but are terminated if Coca-Cola FEMSA’s ceases to manufacture, market, sell and distribute Coca-Cola trademark products pursuant to the bottler agreements or if the shareholders agreement is terminated. The Coca-Cola Company also has the right to terminate a license agreement if Coca-Cola FEMSA uses its trademark names in a manner not authorized by the bottler agreements.

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

•	the commitment by Heineken N.V. to assume indebtedness of EMPREX Cerveza and subsidiaries amounting to approximately US$ 2.1 billion;

•	the provision by FEMSA to the Heineken Group of indemnities customary in transactions of this nature concerning FEMSA and FEMSA Cerveza and its subsidiaries and their businesses;

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

Corporate Governance Agreement

On April 30, 2010, FEMSA, CB Equity (as transferee of the Heineken N.V. & Heineken Holding N.V. Exchange Shares and Allotted Shares), Heineken N.V., Heineken Holding N.V. and L’Arche Green N.V. (as majority shareholder of Heineken Holding N.V.) entered into a corporate governance agreement, which we refer to as the Corporate Governance Agreement, which establishes the terms of the relationship between Heineken and FEMSA after the closing of the Heineken transaction.

The Corporate Governance Agreement covers, among other things, the following topics:

•	FEMSA’s representation on the Heineken Holding Board and the Heineken Supervisory Board and the creation of an Americas committee, also with FEMSA’s representation;

•	FEMSA’s representation on the selection and appointment committee and the audit committee of the Heineken Supervisory Board;

•

FEMSA’s commitment to not increase its holding in Heineken Holding N.V. above 20% and to not increase its holding in the Heineken Group above a maximum 20% economic interest (subject to certain exceptions); and

•

FEMSA’s agreement to not transfer any shares in Heineken N.V. or Heineken Holding N.V. for a five-year period, subject to certain exceptions, including among others, (i) beginning in the third anniversary, the right to sell up to 1% of all outstanding shares of each of Heineken N.V. and Heineken Holding N.V. in each calendar quarter, and (ii) beginning in the third anniversary, the right to dividend or distribute to its shareholders each of Heineken N.V. and Heineken Holding N.V. shares.

Under the Corporate Governance Agreement, FEMSA is entitled to nominate two representatives to the Heineken Supervisory Board, one of whom will be appointed as Vice Chairman of the board of Heineken N.V. and will also serve as a representative of FEMSA on the Heineken Holding N.V. Board of Directors. Our nominees for appointment to the Heineken Supervisory Board were José Antonio Fernández Carbajal, our Chairman and Chief Executive Officer, and Javier Astaburuaga Sanjines, our Chief Financial and Strategic Development Officer, who were both approved by Heineken N.V.’s general meeting of shareholders. Mr. José Antonio Fernández was also approved to the Heineken Holding N.V. Board of Directors by the general meeting of shareholders of Heineken Holding N.V.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2012, we had outstanding total debt of Ps. 37,342 million, of which 63.9% bore interest at variable interest rates and 36.1% bore interest at fixed interest rates. Swap contracts held by us effectively switch a portion of our variable rate indebtedness into fixed-rate indebtedness. After giving effect to these contracts, as of December 31, 2012, 44.5% of our total debt was fixed rate and 55.5% of our total debt was variable rate (the total amount of the debt and the amounts of the variable rate debt and fixed rate debt used in the calculation of this percentage considers converting only the units of investments debt for the related cross currency swap, and it also includes the effect of related interest rate swaps). The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate, or LIBOR, (a benchmark rate used for Eurodollar loans), the Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate, or TIIE), and the Certificados de la Tesorería (Treasury Certificates, or CETES) rate. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our derivative financial instruments that are sensitive to changes in interest rates and exchange rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2012, plus spreads contracted by us. Our derivative financial instruments’ current payments are denominated in U.S. dollars and Mexican pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2012 exchange rate of Ps. 12.9635 per U.S. dollar.

The table below also includes the estimated fair value as of December 31, 2012 of:

•

short and long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;

•	long-term notes payable and capital leases, based on quoted market prices; and

•	cross currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2012.

As of December 31, 2012, the fair value represents an increase in total debt of Ps. 1,114 million more than book value due to an increase in the interest rate in Mexico.

Principal by Year of Maturity

	At December 31, 2012								At December 31, 2011
	2013	2014	2015	2016	2017	2018 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of Mexican pesos, except for percentages)
Short-term debt:
Fixed rate debt:
Mexican pesos:
Capital leases	—	—	—	—	—	—	—	—	18	18
Interest rate(1)	—	—	—	—	—	—	—	—	6.9%	—
Argentine pesos:
Bank loans	291	—	—	—	—	—	291	291	325	317
Interest rate(1)	19.2%	—	—	—	—	—	19.2%	—	14.9%	—
Variable rate debt:
Colombian pesos:
Bank loans	—	—	—	—	—	—	—	—	295	295
Interest rate(1)	—	—	—	—	—	—	—	—	6.8%	—
Brazilian reais:
Bank loans	19	—	—	—	—	—	19	19	—	—
Interest rate(1)	8.1%	—	—	—	—	—	8.1%	—	—	—
U.S. dollars:
Bank loans	3,903	—	—	—	—	—	3,903	3,899	—	—
Interest rate(1)	0.6%	—	—	—	—	—	0.6%		—	—

Subtotal	4,213	—	—	—	—	—	4,213	4,209	638	630

Long-term debt:
Fixed rate debt:
Mexican pesos:
Domestic senior notes	—	—	—	—	—	2,495	2,495	2,822	2,495	2,631
Interest rate(1)	—	—	—	—	—	8.3%	8.3%	—	8.3%	—
Units of Investment (UDIs)	—	—	—	—	3,567	—	3,567	3,567	3,337	3,337
Interest rate(1)	—	—	—	—	4.2%	—	4.2%	—	4.2%	—
U.S. dollars:
J.P. Morgan (Yankee Bond)	—	—	—	—	—	6,458	6,458	7,351	6,940	7,737
Interest rate(1)	—	—	—	—	—	4.6%	4.6%	—	4.6%	—
Argentine pesos:
Bank loans	180	336	13	—	—	—	529	514	595	570
Interest rate(1)	18.7%	20.7%	15.0%	—	—	—	19.9%	—	16.4%	—
Brazilian reais:
Bank loans	17	21	21	21	19	20	119	114	82	87
Interest rate(1)	3.8%	3.6%	3.6%	3.6%	3.6%	4.5%	3.8%	—	4.5%	—
Capital leases	4	4	3	—	—	—	11	11	17	18
Interest rate(1)	4.5%	4.5%	4.5%	—	—	—	4.5%	—	4.5%	—
Subtotal	201	361	37	21	3,586	8,973	13,179	14,379	13,466	14,380
Variable rate debt:
Mexican pesos:
Bank loans	266	1,370	2,744	—	—	—	4,380	4,430	4,550	4,456
Interest rate(1)	5.1%	5.1%	5.1%	—	—	—	5.1%	—	5.0%	—
Domestic senior notes	3,500	—	—	2,511	—	—	6,011	5,999	8,843	8,981
Interest rate(1)	4.8%	—	—	5.0%	—	—	5.0%	—	4.7%	—
U.S. dollars:
Bank loans	195	2,600	5,195	—	—	—	7,990	8,008	251	251
Interest rate(1)	0.6%	0.9%	0.9%	—	—	—	0.9%	—	0.7%	—
Argentine pesos:
Bank loans	106	—	—	—	—	—	106	106	130	116
Interest rate(1)	22.9%	—	—	—	—	—	22.9%	—	27.3%	—
Brazilian reais:
Bank loans	—	106	—	—	—	—	106	—	—	—
Interest rate(1)	—	8.9%	—	—	—	—	8.9%	—	—	—
Capital leases	36	40	43	30	—	—	149	149	193	193
Interest rate(1)	10.5%	10.5%	10.5%	10.5%	—	—	10.5%	—	11.0%	—
Colombian pesos:
Bank loans	—	1,023	—	—	—	—	1,023	990	935	929
Interest rate(1)	—	6.8%	—	—	—	—	6.8%	—	6.1%	—
Capital leases	185	—	—	—	—	—	185	186	386	384
Interest rate(1)	6.8%	—	—	—	—	—	6.8%	—	6.6%	—

Subtotal	4,288	5,139	7,982	2,541	—	—	19,950	19,868	15,288	15,310

Total long-term debt	4,489	5,500	8,019	2,562	3,586	8,973	33,129	34,247	28,754	29,690

	At December 31, 2012							At December 31, 2011
	2013	2014	2015	2016	2017	2018 and thereafter	Carrying Value	Carrying Value
	(in millions of Mexican pesos, except for percentages)
Derivative financial instruments:
Interest rate swaps:
Mexican pesos:
Variable to fixed	3,787	575	1,963	—	—	—	6,325	6,638
Interest pay rate(1)	8.2%	8.4%	8.6%	—	—	—	8.4%	8.3%
Interest receive rate(1)	4.9%	5.1%	5.1%	—	—	—	5.0%	4.9%
Cross currency swaps:
Units of Investment (UDIs) to Mexican pesos and variable rate	—	—	—	2,500	—	—	2,500	2,500
Interest pay rate(1)	—	—	—	4.7%	—	—	4.7%	4.6%
Interest receive rate(1)	—	—	—	4.2%	—	—	4.2%	4.2%
U.S. dollars to Mexican pesos	—	2,553	—	—	—	—	2,553	—
Interest pay rate(1)	—	3.7%	—	—	—	—	3.7%	—
Interest receive rate(1)	—	1.4%	—	—	—	—	1.4%	—

(1)	Weighted average interest rate.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to variable-rate liabilities held at FEMSA as of December 31, 2012 would increase our interest expense by approximately Ps. 198 million, or 7.9%, over the 12-month period of 2013, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country in which we operate, relative to the U.S. dollar. In 2012, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency At December 31, 2012

Region	Currency	% of Consolidated Total Revenues
Mexico and Central America(1)	Mexican peso and others	65.1%
Venezuela	Bolívar fuerte	11.2%
South America	Brazilian real, Argentine peso, Colombian peso	23.7%

(1)	Mexican peso, Quetzal, Balboa, Colón and U.S. dollar.

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2012, after giving effect to all cross currency swaps, 42.5% of our long-term indebtedness was denominated in Mexican pesos, 50.5% was denominated in U.S. dollars, 3.3% was denominated in Colombian pesos, 2.6% was denominated in Argentine pesos and 1.1% was denominated in Brazilian reais. We also have short-term indebtedness, which consists of bank loans in Argentine pesos, Brazilian reais, and U.S. dollars. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency-denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency-denominated long-term indebtedness is increased.

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar-denominated debt obligations as shown in the interest risk table above. We occasionally utilize financial derivative instruments to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies.

As of December 31, 2012, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and Euros. The notional amount of these forward agreements was Ps. 2,803 million, for which we have recorded a fair value asset of Ps. 36 million. The maturity date of these forward agreements is in 2013. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2012, a gain of Ps. 126 million was recorded in our consolidated results.

As of December 31, 2011, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars. The notional amount of these forward agreements was Ps. 2,933 million, for which we have recorded a fair value asset of Ps. 183 million. The maturity date of these forward agreements is in 2012. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2011, a gain of Ps. 21 million was recorded in our consolidated results.

As of December 31, 2012, we had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations. The notional amount of these options was Ps. 982 million, for which we have recorded a net fair value asset of Ps. 47 million as part of cumulative other comprehensive income. The maturity date of these options is in 2013.

As of December 31, 2011, we had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations. The notional amount of these options was Ps. 1,901 million, for which we have recorded a net fair value asset of Ps. 300 million as part of cumulative other comprehensive income. The maturity date of these options was in 2012.

The following table illustrates the effects that hypothetical fluctuations in the exchange rates of the U.S. dollar and the Euro relative to the Mexican peso would have on our equity and profit or loss:

Foreign Currency Risk(1)(2)	Change in Exchange Rate	Effect on Equity		Effect on Profit or Loss
2012
FEMSA	+9%EUR/+11%USD	Ps.	(250)	Ps.	—
	-9%EUR/-11%USD		104		—
Coca-Cola FEMSA	-11%USD		(438)		—

2011

FEMSA	+13%EUR/+15%USD	Ps.	(189)	Ps.	—
	-13%EUR/-15%USD		191		—
Coca-Cola FEMSA	-15%USD		(352)		(127)

(1)	The sensitivity analysis effects include all subsidiaries of the Company.

(2)	Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.

As of December 31, 2012, we had (i) cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 2,553 million that expire in 2014, for which we have recorded a net fair value asset of Ps. 46 million; and (ii) cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 2,711 million that expire in 2017, for which we have recorded a net fair value asset of Ps. 1,089 million. The net effect of our expired contracts for the year ended December 31, 2012, was recorded as interest expense of Ps. 44 million.

As of December 31, 2011, we had cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 2,500 million that expire in 2017, for which we have recorded a net fair value asset of Ps. 860 million. The net effect of our expired contracts for the year ended December 31, 2011, was recorded as interest income of Ps. 8 million.

For the years ended December 31, 2012, and 2011, certain cross currency swap instruments did not meet the hedging criteria for accounting purposes; consequently, changes in the estimated fair value were recorded in the income statement. The changes in fair value of these contracts represented a loss of Ps. 2 million in 2012 and 2011, respectively.

A hypothetical, instantaneous and unfavorable 10% devaluation of the Mexican peso relative to the U.S. dollar occurring on December 31, 2012 would have resulted in a foreign exchange gain increasing our consolidated net income by approximately Ps. 526 million over the 12-month period of 2012, reflecting greater foreign exchange gain in the cash balances held by us in U.S. dollars and Euros, net of a loss related to our U.S. dollar denominated indebtedness.

As of March 31, 2013, the exchange rates relative to the U.S. dollar of all the countries in which we operate, as well as their devaluation/revaluation effect compared to December 31, 2012, are as follows:

Country	Currency	Exchange Rate as of March 31, 2013	(Devaluation) / Revaluation
Mexico	Mexican peso	12.35	5.0%
Brazil	Brazilian real	2.01	1.5%
Venezuela	Bolívar fuerte	6.30	(46.5)%
Colombia	Colombian peso	1,832.20	(3.6)%
Argentina	Argentine peso	5.12	(4.1)%
Costa Rica	Colón	504.65	1.9%
Guatemala	Quetzal	7.78	1.6%
Nicaragua	Cordoba	24.42	(1.2)%
Panama	U.S. dollar	1.00	0.0%
Euro Zone	Euro	0.78	(3.0)%

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of all the countries in which we operate, relative to the U.S. dollar, occurring on December 31, 2012, would produce a reduction (or gain) in stockholders’ equity as follows:

Country	Currency	Reduction (gain) in Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	(87)
Brazil	Brazilian real	1,466
Venezuela	Bolívar fuerte	1,000
Colombia	Colombian peso	1,004
Costa Rica	Colón	178
Argentina	Argentine peso	87
Guatemala	Quetzal	82
Nicaragua	Cordoba	87
Panama	U.S. dollar	186
Euro Zone	Euro	7,041

Equity Risk

As of December 31, 2012 and 2011, we did not have any equity derivative agreements.

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials that are exposed to variations of commodity price exchange rates. As of December 31, 2012, we had various derivative instruments contracts with maturity dates in 2013, 2014 and 2015 notional amounts of Ps. 2,971 million and a fair value liability of Ps. 200 million. The results of our commodity price contracts for the years ended December 31, 2012, and 2011, were gains of Ps. 6 million, and Ps. 257 million, respectively, which were recorded in the results of each year.

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

Direct and indirect payments by the depositary

The depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders. For the year ended December 31, 2012, this amount was US$ 500,872.79.

ITEMS 13-14.	NOT APPLICABLE

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (or the Exchange Act) is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with international financial reporting standards, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in “Internal Controls—Integrated Framework,” as issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our management’s assessment and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2012 excludes, in accordance with applicable guidance provided by the SEC, an assessment of the internal control over financial reporting of Fomento Queretano, the beverage division of which was acquired by our subsidiary Coca-Cola FEMSA in May 2012. The beverage division of Fomento Queretano represented 0.8%, as of December 31, 2012, of our total and of our net assets, and 1.0% of our revenues and of our net income for the year ended December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Mancera, S.C., a member of Ernst & Young Global, an independent registered public accounting firm, as stated in its report included herein.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders

Fomento Económico Mexicano, S.A.B. de C.V.

We have audited Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Grupo Fomento Queretano, S.A.P.I. de C.V. and its subsidiaries (collectively “Grupo FOQUE”) which was acquired on May 4, 2012, which is included in the 2012 consolidated financial statements of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries, and constituted 0.8% of Fomento Economico Mexicano, S.A.B. de C.V.’s total and net assets respectively, as of December 31, 2012 and 1% of revenues and net income respectively, for the year then ended. Our audit of internal control over financial reporting of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries, also did not include an evaluation of the internal control over financial reporting of Grupo FOQUE.

In our opinion, Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries as of December 31, 2012 and 2011, and January 1, 2011 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the two years in the period ended December 31, 2012, and our report dated April 8, 2013 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global

Agustín Aguilar Laurents

Monterrey, N.L., Mexico

April 8, 2013

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our shareholders and our board of directors have designated José Manuel Canal Hernando, an independent director under the Mexican Securities Law and applicable U.S. Securities Laws and NYSE listing standards, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors.”

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

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2012 and 2011, Mancera, S.C., a member practice of Ernst & Young Global, was our auditor.

The following table summarizes the aggregate fees billed to us in 2012 and 2011 by Mancera, S.C., which is an independent registered public accounting firm, during the fiscal years ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011
	(in millions of Mexican pesos)
Audit fees	Ps. 88	Ps. 83
Audit-related fees	5	10
Tax fees	9	8
Other fees	5	—
Total	Ps. 107	Ps. 101

Audit fees. Audit fees in the above table represent the aggregate fees billed in connection with the audit of our annual financial statements, as well as to other limited procedures in connection with our quarterly financial information and other statutory and regulatory audit activities.

Audit-related fees. Audit-related fees in the above table for 2012 are the aggregate fees billed for assurance and other services related to the performance of the audit, mainly in connection with special audits and reviews.

Tax fees. Tax fees in the above table are fees billed for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance and transfer pricing documentation.

Other fees. Other fees in the above table, for the year ended December 31, 2012, includes mainly fees billed for due diligence services. For the year ended December 31, 2011, there were no other fees.

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

We did not purchase any of our equity securities in 2012. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees––EVA Stock Incentive Plan.”

Purchases of Equity Securities

Period	Total Number of BD Units Purchased	Average Price Paid per BD Units	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 2012	2,428,962	Ps.92.75	—	—

ITEM 16F.	NOT APPLICABLE

ITEM 16G.	CORPORATE GOVERNANCE

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

NYSE Standards	Our Corporate Governance Practices

Compensation Committee: A compensation committee composed entirely independent directors is required.	Compensation Committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders’ interests and corporate performance.

Audit Committee: Listed companies must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.	Audit Committee: We have an Audit Committee of four members. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Law.

Equity compensation plan: Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plan: Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives. Our current equity compensation plans have been approved by our board of directors.

Code of business conduct and ethics: Corporate governance guidelines and a code of conduct and ethics are required, with disclosure of any waiver for directors or executive officers.	Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16B of SEC Form 20-F. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.femsa.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16H.	NOT APPLICABLE

ITEM 17.	NOT APPLICABLE

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-144, incorporated herein by reference.

ITEM 19. EXHIBITS

1.1	Bylaws (estatutos sociales) of Fomento Económico Mexicano, S.A.B. de C.V., approved on April 22, 2008, together with an English translation thereof (incorporated by reference to Exhibit 1.1 of FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 333-08752)).

1.2	Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., and FEMSA dated as of January 11, 2010 (incorporated by reference to Exhibit 1.2 of FEMSA’s Annual Report on Form 20-F filed on June 25, 2010 (File No. 333-08752)).

1.3	First Amendment to Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., and FEMSA dated as of April 26, 2010 (incorporated by reference to Exhibit 1.3 of FEMSA’s Annual Report on Form 20-F filed on June 25, 2010 (File No. 333-08752)).

1.4	Corporate Governance Agreement, dated April 30, 2010, between Heineken Holding N.V., Heineken N.V., L’Arche Green N.V., FEMSA and CB Equity. (incorporated by reference to Exhibit 1.4 of FEMSA’s Annual Report on Form 20-F filed on April 27, 2012 (File No. 333-08752)).

2.1	Deposit Agreement, as further amended and restated as of May 11, 2007, among FEMSA, The Bank of New York, and all owners and holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to FEMSA’s registration statement on Form F-6 filed on April 30, 2007 (File No. 333- 142469)).

2.2	Specimen certificate representing a BD Unit, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, together with an English translation (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

2.3	Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.4	First Supplemental Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon and the Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.5	Second Supplemental Indenture dated as of April 1, 2011 among Coca-Cola FEMSA, S.A.B. de C.V., Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as Guarantor, and The Bank of New York Mellon (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 17, 2011 (File No. 001-12260)).

3.1	Amended Voting Trust Agreement among certain principal shareholders of FEMSA together with an English translation (incorporated by reference to FEMSA’s Schedule 13D as amended filed on August 11, 2005 (File No. 005-54705)).

4.1	Amended and Restated Shareholders’ Agreement, dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company and Inmex (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.2	Amendment, dated May 6, 2003, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.3	Second Amendment, dated February 1, 2010, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

4.4	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.5	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.6	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.7	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.8	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.9	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.10	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.11	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.12	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.13	Supply Agreement, dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.14	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.15	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Baijo, S.A. de C.V., and The Coca-Cola Company with respect to operations in Baijo, Mexico (English translation). (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.16	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.17	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.18	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.19	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.20	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).

4.21	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.22	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.23	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.24	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.25	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.26	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.27	The Coca-Cola Company Memorandum to Steve Heyer from Jose Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

4.28	Shareholders Agreement dated as of January 25, 2013, by and among CCBPI, Coca-Cola South Asia Holdings, Inc., Coca-Cola Holdings (Overseas) Limited and Controladora de Inversiones en Bebidas Refrescantes, S.L. (incorporated by reference to Exhibit 4.27 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on March 15, 2013 (File No. 1-12260)).

8.1	Significant Subsidiaries.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 8, 2013.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 8, 2013.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 8, 2013.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 8, 2013

Fomento Económico Mexicano, S.A.B. de C.V.

By:	/s/ Javier Astaburuaga Sanjines
Javier Astaburuaga Sanjines Chief Financial and Strategic Development Officer

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

INDEX TO FINANCIAL STATEMENTS

Audited consolidated financial statements of Fomento Económico Mexicano, S.A.B. de C.V.

Report of Mancera S.C., A Member Practice of Ernst & Young Global, of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries for the years ended December 31, 2012 and 2011	F-1

Consolidated statements of financial position as of December 31, 2012 and 2011 and as of January 1, 2011	F-2

Consolidated income statements for the years ended December 31, 2012 and 2011	F-3

Consolidated statements of comprehensive income for the years ended December 31, 2012 and 2011	F-4

Consolidated statements of changes in equity for the years ended December 31, 2012 and 2011	F-5

Consolidated statements of cash flows for the years ended December 31, 2012 and 2011	F-6

Notes to the consolidated financial statements	F-7

Audited consolidated financial statements of Heineken N.V.

Report of KPMG Accountants N.V. of Heineken N.V. and subsidiaries for the years ended December 31, 2012 and 2011	F-70

Consolidated income statement for the years ended December 31, 2012 and 2011	F-71

Consolidated statement of comprehensive income for the years ended December 31, 2012 and 2011	F-72

Consolidated statement of financial position as at December 31, 2012 and 2011	F-73

Consolidated statement of cash flows for the years ended December 31, 2012 and 2011	F-74

Consolidated statement of changes in equity for the years ended December 31, 2012 and 2011	F-76

Notes to the consolidated financial statements	F-78

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Fomento Económico Mexicano, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V. and its subsidiaries as of December 31, 2012 and 2011 and January 1, 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Heineken N. V. (a corporation in which the Company has a 12.53% interest as of December 31, 2012, 2011 and January 1, 2011) which is majority owned by Heineken Holding N.V. (a corporation in which the Company has a 14.94% interest in both years and as of January 1, 2011) (collectively “Heineken”), have been audited by other auditors whose report dated February 12, 2013 has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Heineken, is based on the report of the other auditors. In the consolidated financial statements, the Company’s investment in Heineken is stated at Ps.77,484, Ps. 74,746 and Ps. 66,478 million at December 31, 2012, 2011 and January 1, 2011 respectively and the Company’s equity in the net income of Heineken is stated at Ps. 8,311 and Ps. 4,880 for the years ended December 31, 2012 and 2011 respectively.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fomento Económico Mexicano, S.A.B. de C.V. and its subsidiaries as of December 31, 2012 and 2011 and January 1, 2011, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 8, 2013 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global

Agustin Aguilar Laurents

Monterrey, NL, Mexico

April 8, 2013

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Consolidated Statements of Financial Position

As of December 31, 2012, 2011 and as of January 1, 2011 (Date of transition to IFRS)

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	Note	December 2012 (*)	December 2012	December 2011	January 1, 2011
ASSETS
Current Assets:
Cash and cash equivalents	5	$2,817	Ps. 36,521	Ps. 25,841	Ps. 26,705
Investments	6	123	1,595	1,329	66
Accounts receivable, net	7	837	10,837	10,498	7,701
Inventories	8	1,261	16,345	14,360	11,314
Recoverable taxes		484	6,277	5,343	5,152
Other current financial assets	9	196	2,546	1,018	409
Other current assets	9	103	1,334	1,594	976

Total current assets		5,821	75,455	59,983	52,323

Investments in associates and joint ventures	10	6,467	83,840	78,643	68,793
Property, plant and equipment, net	11	4,756	61,649	54,563	42,182
Intangible assets, net	12	5,237	67,893	63,030	44,253
Deferred tax assets	24	156	2,028	2,000	3,734
Other financial assets	13	174	2,254	2,745	1,388
Other assets, net	13	218	2,823	2,398	2,022

TOTAL ASSETS		$22,829	Ps. 295,942	Ps. 263,362	Ps. 214,695

LIABILITIES AND EQUITY
Current Liabilities:
Bank loans and notes payable	18	$325	Ps. 4,213	Ps. 638	Ps. 1,578
Current portion of long-term debt	18	346	4,489	4,935	1,725
Interest payable		16	207	216	165
Suppliers		1,900	24,629	21,475	17,458
Accounts payable		503	6,522	5,488	5,151
Taxes payable		389	5,048	4,241	3,089
Other current financial liabilities	25	258	3,347	2,135	1,726
Current portion of other long-term liabilities		6	61	197	276

Total current liabilities		3,743	48,516	39,325	31,168

Long-Term Liabilities:
Bank loans and notes payable	18	2,209	28,640	23,819	21,935
Post-employment and other long-term employee benefits	16	283	3,675	2,584	2,338
Deferred tax liabilities	24	54	700	414	223
Other financial liabilities	25	65	836	1,493	1,972
Provisions and other long-term liabilities	25	263	3,414	3,556	3,661

Total long-term liabilities		2,874	37,265	31,866	30,129

Total liabilities		6,617	85,781	71,191	61,297

Equity:
Controlling interest:
Capital stock		258	3,346	3,345	3,345
Additional paid-in capital		1,754	22,740	20,656	14,757
Retained earnings		9,913	128,508	114,487	103,695
Cumulative other comprehensive income		52	665	5,734	80

Total controlling interest		11,977	155,259	144,222	121,877

Non-controlling interest in consolidated subsidiaries	21	4,235	54,902	47,949	31,521

Total equity		16,212	210,161	192,171	153,398

TOTAL LIABILITIES AND EQUITY		$22,829	Ps. 295,942	Ps. 263,362	Ps. 214,695

(*)	Convenience translation to U. S. dollars ($) – see Note 2. 2. 3

José Antonio Fernández Carbajal	Javier Astaburuaga Sanjines
Chairman of the Board and Chief Executive Officer	Chief Financial and Strategic Development Officer

The accompanying notes are an integral part of these consolidated statements of financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Consolidated Income Statements

For the years ended December 31, 2012 and 2011 Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except per share amounts

	Note	2012 (*)	2012		2011
Net sales		$18,276	Ps.	236,922	Ps.	200,426
Other operating revenues		107		1,387		1,114

Total revenues		18,383		238,309		201,540
Cost of goods sold		10,569		137,009		117,244

Gross profit		7,814		101,300		84,296

Administrative expenses		737		9,552		8,172
Selling expenses		4,789		62,086		50,685
Other income	19	135		1,745		381
Other expenses	19	(152)		(1,973)		(2,072)
Interest expense	18	(193)		(2,506)		(2,302)
Interest income		60		783		1,014
Foreign exchange (loss) gain, net		(14)		(176)		1,148
(Loss) gain on monetary position for subsidiaries in hyperinflationary economies		(1)		(13)		53
Market value gain (loss) on financial instruments		1		8		(109)

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		2,124		27,530		23,552
Income taxes	24	613		7,949		7,618
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	10	653		8,470		4,967

Consolidated net income		$2,164	Ps.	28,051	Ps.	20,901

Attributable to:
Controlling interest		1,597		20,707		15,332
Non-controlling interest		567		7,344		5,569

Consolidated net income		$2,164	Ps.	28,051	Ps.	20,901

Basic net controlling interest income:
Per series “B” share	23	$0.08	Ps.	1.03	Ps.	0.77
Per series “D” share	23	0.10		1.30		0.96
Diluted net controlling interest income:
Per series “B” share	23	0.08		1.03		0.76
Per series “D” share	23	0.10		1.29		0.96

(*)	Convenience translation to U. S. dollars ($) – see Note 2.2.3

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2012 and 2011 Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	Note	2012 (*)	2012	2011
Consolidated net income		$2,164	Ps. 28,051	Ps. 20,901
Other comprehensive income:
Items that may be reclassified to consolidated net income, net of tax:
Unrealized gain on available for sale securities	6	—	(2)	4
Valuation of the effective portion of derivative financial instruments		(19)	(243)	118
Exchange differences on translating foreign operations		(405)	(5,250)	9,008
Share of other comprehensive income of associates and joint ventures	10	(60)	(781)	(1,395)

Total items that may be reclassified		(484)	(6,276)	7,735

Items that will not to be reclassified to consolidated net income, net of tax:
Remeasurements of the net defined benefit liability	16	(22)	(279)	(59)

Total items that will not be reclassified		(22)	(279)	(59)

Total other comprehensive income, net of tax		(506)	(6,555)	7,676

Consolidated comprehensive income, net of tax		1,658	21,496	28,577

Controlling interest comprehensive income		1,206	15,638	20,986
Reattribution to non-controlling interest of other comprehensive income by acquisition of FOQUE		2	29	—
Reattribution to non-controlling interest of other comprehensive income by acquisition of Grupo Tampico		—	—	37
Reattribution to non-controlling interest of other comprehensive income by acquisition of Grupo CIMSA		—	—	50

Controlling interest, net of reattribution		1,208	15,667	21,073

Non-controlling interest comprehensive income		452	5,858	7,591
Reattribution from controlling interest of other comprehensive income by acquisition of FOQUE		(2)	(29)	—
Reattribution from controlling interest of other comprehensive income by acquisition of Grupo Tampico		—	—	(37)
Reattribution from controlling interest of other comprehensive income by acquisition of Grupo CIMSA		—	—	(50)

Non-controlling interest, net of reattribution		450	5,829	7,504

Consolidated comprehensive income		$1,658	Ps. 21,496	Ps. 28,577

(*)	Convenience translation to U. S. dollars ($) – see Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012 and 2011 Amounts expressed in millions of Mexican pesos (Ps.)

	Capital Stock		Additional Paid-in Capital		Retained Earnings		Unrealized Gain on Available for Sale Securities		Valuation of the Effective Portion of Derivative Financial Instrument		Exchange Differences on Translation of Foreign Operations		Remeasurements of the Net Defined Benefit Liability		Total Controlling Interest		Non-Controlling Interest		Total Equity
Balances at January 1, 2011	Ps.	3,345	Ps.	14,757	Ps.	103,695	Ps.	—	Ps.	139	Ps.	—	Ps.	(59)	Ps.	121,877	Ps.	31,521	Ps.	153,398

Net income						15,332										15,332		5,569		20,901
Other comprehensive income, net of tax								4		228		5,810		(301)		5,741		1,935		7,676

Comprehensive income						15,332		4		228		5,810		(301)		21,073		7,504		28,577
Dividends declared						(4,600)										(4,600)		(2,025)		(6,625)
Issuance (repurchase) or shares associated with share-based payment plans				50												50		(19)		31
Acquisition of Grupo Tampico through issuance of Coca-Cola FEMSA shares (see Note 4)				2,854						(1)		(39)		3		2,817		5,011		7,828
Acquisition of Grupo CIMSA through issuance of Coca-Cola FEMSA shares (see Note 4)				3,040						(1)		(54)		5		2,990		6,027		9,017
Other transactions of non-controlling interest				(45)												(45)		(70)		(115)
Other movements of equity method of associates, net of taxes						60										60		—		60

Balances at December 31, 2011		3,345		20,656		114,487		4		365		5,717		(352)		144,222		47,949		192,171

Net income						20,707										20,707		7,344		28,051
Other comprehensive income, net of tax								(2)		(17)		(3,725)		(1,296)		(5,040)		(1,515)		(6,555)

Comprehensive income						20,707		(2)		(17)		(3,725)		(1,296)		15,667		5,829		21,496
Dividends declared						(6,200)										(6,200)		(2,986)		(9,186)
Issuance (repurchase) of shares associated with share-based payment plans		1		(50)												(49)		(12)		(61)
Acquisition of Grupo Fomento Queretano (see Note 4)				2,134						1		(31)		1		2,105		4,172		6,277
Other transactions of non-controlling interest																		(50)		(50)
Other movements of equity method of associates, net of taxes						(486)										(486)		—		(486)

Balances at December 31, 2012	Ps.	3,346	Ps.	22,740	Ps.	128,508	Ps.	2	Ps.	349	Ps.	1,961	Ps.	(1,647)	Ps.	155,259	Ps	54,902	Ps.	210,161

The accompanying notes are an integral part of these consolidated statements of changes in equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2011

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	2012 (*)	2012		2011
Cash flows from operating activities:
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	$2,124	Ps.	27,530	Ps.	23,552
Adjustments for:
Non-cash operating expenses	258		3,333		1,711
Depreciation	553		7,175		5,694
Amortization	55		715		469
Gain on sale of long-lived assets	(10)		(132)		(95)
Gain on sale of shares	(166)		(2,148)		—
Disposal of long-lived assets	10		133		656
Impairment of long-lived assets	30		384		146
Interest income	(60)		(783)		(1,014)
Interest expenses	193		2,506		2,302
Foreign exchange loss (gain), net	14		176		(1,148)
Monetary position loss (gain), net	1		13		(53)
Market value (gain) loss on financial instruments	(1)		(8)		109

Cash flow from operating activities before changes in working capital and provisions	3,001		38,894		32,329
Accounts receivable and other current assets	(57)		(746)		(2,990)
Other current financial assets	(75)		(977)		(94)
Inventories	(177)		(2,289)		(2,277)
Derivative financial instruments	(1)		(17)		(43)
Suppliers and other accounts payable	296		3,833		1,364
Other long-term liabilities	(1)		(18)		(391)
Other current financial liabilities	25		329		116
Post-employment and other long-term employee benefits	(16)		(209)		(348)

Cash generated from operations	2,995		38,800		27,666
Income taxes paid	(618)		(8,015)		(6,419)

Net cash generated by operating activities	2,377		30,785		21,247

Cash flows from investing activities:
Acquisition of Grupo Tampico, net of cash acquired (see Note 4)	—		—		(2,414)
Acquisition of Grupo CIMSA, net of cash acquired (see Note 4)	—		—		(1,912)
Acquisition of Grupo Fomento Queretano, net of cash acquired (see Note 4)	(86)		(1,114)		—
Disposals of subsidiaries and associates, net of cash	81		1,055		—
Purchase of investments	(217)		(2,808)		(1,351)
Proceeds from investments	195		2,534		68
Interest received	60		777		1,029
Derivative financial instruments	7		94		6
Dividends received from associates and joint ventures	131		1,697		1,661
Long-lived assets acquisitions	(1,145)		(14,844)		(12,046)
Proceeds from the sale of long-lived assets	28		362		535
Acquisition of intangible assets	(34)		(441)		(639)
Other assets	(191)		(2,471)		(2,102)
Other financial assets	40		516		(924)

Net cash used in investing activities	$(1,131)	Ps.	(14,643)	Ps.	(18,089)

Cash flows from financing activities:
Proceeds from borrowings	$1,084	Ps.	14,048	Ps.	6,606
Payments of bank loans	(453)		(5,872)		(3,732)
Interest paid	(168)		(2,172)		(2,020)
Derivative financial instruments	(16)		(209)		(359)
Dividends paid	(709)		(9,186)		(6,625)
Acquisition of non-controlling interests	—		(6)		(115)
Other financing activities	(2)		(21)		(13)

Net cash used in financing activities	(264)		(3,418)		(6,258)

Increase (decrease) in cash and cash equivalents	982		12,724		(3,100)

Initial balance of cash and cash equivalents	1,993		25,841		26,705

Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(158)		(2,044)		2,236

Ending balance of cash and cash equivalents	$2,817	Ps.	36,521	Ps.	25,841

(*)	Convenience translation to U.S. dollars ($) – see Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flow.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Notes to the Consolidated Financial Statements

As of December 31, 2012, 2011 and as of January 1, 2011 (Date of transition to IFRS)

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

1 Activities of the Company

Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) is a Mexican holding company. The principal activities of FEMSA and its subsidiaries (the “Company”), as an economic unit, are carried out by operating subsidiaries and companies under direct and indirect holding company subsidiaries (the “Subholding Companies”) of FEMSA.

The following is a description of the activities of the Company as of the date of the issuance of these consolidated financial statements, together with the ownership interest in each Subholding Company:

Subholding Company	December 31, 2012	% Ownership December 31, 2011	January 1, 2011	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”)	48.9% (1)(2) (63.0% of the voting shares)	50.0% (1)(3) (63.0% of the voting shares)	53.7% (1) (63.0% of the voting shares)	Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina.. At December 31, 2012, The Coca-Cola Company indirectly owns 28.7% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 22.4% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”). Its American Depositary Shares (“ADS”) trade on the New York Stock Exchange, Inc (NYSE).

FEMSA Comercio, S.A. de C.V. and subsidiaries (“FEMSA Comercio”)	100%	100%	100%	Operation of a chain of convenience stores in Mexico and Colombia under the trade name “OXXO.”

CB Equity, LLP (“CB Equity”)	100%	100%	100%	This Company holds Heineken N.V.. and Heineken Holding N.V. shares, which represents in the aggregated a 20% economic interest in both entities (“Heineken Company”).

Other companies	100%	100%	100%	Companies engaged in the production and distribution of coolers, commercial refrigeration equipment and plastic cases; as well as transportation logistics and maintenance services to FEMSA’s subsidiaries and to third parties.

(1)	The Company controls the operating and financial policies.
(2)	The ownership decreased from 50.0% as of December 31, 2011 to 48.9% as of December 31, 2012 as a result of merger transactions (see Note 4).
(3)	The ownership decreased from 53.7% as of January 1, 2011 to 50.0% as of December 31, 2011 as a result of merger transactions (see Note 4).

2 Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements of the Company for the year ended December 31, 2012 are the first annual financial statements that comply with IFRS and where IFRS 1, First Time Adoption of International Financial Reporting Standards, has been applied.

The Company’s transition date to IFRS is January 1, 2011 and management prepared the opening balance sheet under IFRS as of that date. Until the year ended December 31, 2011, the Company prepared its consolidated financial information under Mexican Financial Reporting Standards (“Mexican FRS”). The differences in the requirements for recognition, measurement and presentation between IFRS and Mexican FRS were reconciled for purposes of the Company’s equity at the date of transition and at December 31, 2011, and for purposes of consolidated comprehensive income for the year ended December 31, 2011. Reconciliations and explanations of how the transition to IFRS has affected the consolidated financial position, results of operations and cash flows of the Company are provided in Note 27.

The accompanying consolidated financial statements and its notes were approved for issuance in accordance with the resolution of the board of directors on February 27, 2013. These consolidated financial statements and their accompanying notes were then approved at the Company’s shareholders meeting in March 15, 2013. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Financial Officer on April 8, 2013, and subsequent events have been considered through that date (See Note 29).

2.2 Basis of measurement and presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Available-for-sale investments.

•	Derivative financial instruments.

•	Long-term notes payable on which fair value hedge accounting is applied.

•	Trust assets of post-employment and other long-term employee benefit plans.

•	The financial statements of subsidiaries whose functional currency is the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the end of the reporting period.

2.2.1 Presentation of consolidated income statement

The Company classifies its costs and expenses by function in the consolidated income statements, in order to conform to the industry practices where the Company operates.

2.2.2 Presentation of consolidated statements of cash flows

The Company´s consolidated statements of cash flows is presented using the indirect method.

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2012, the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2012 were converted into U.S. dollars at the exchange rate of 12.9635 pesos per U.S. dollar as established by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates as of that date. This arithmetic conversion should not be construed as a representation that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

2.3 Critical accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in Note 3, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

2.3.1 Key sources of estimation uncertainty

The following are the key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

2.3.1.1 Impairment of indefinite lived intangible assets, goodwill and depreciable long-lived assets

Intangible assets with indefinite lives including goodwill are subject to annual impairment tests. An impairment exists when the carrying value of an asset or cash generating unit (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs to sell or its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, the Company initially calculates an estimation of the value in use of the cash-generating units to which such assets have been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. The Company reviews annually the carrying value of our intangible assets with indefinite lives and goodwill for impairment based on recognized valuation techniques. While the Company believes that its estimates are reasonable, different assumptions regarding such estimates could materially affect its evaluations. Impairment losses are recognized in current earnings in the period the related impairment is determined.

The Company assesses at each reporting date whether there is an indication that a depreciable long lived asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. The key assumptions used to determine the recoverable amount for the Company’s CGUs, including a sensitivity analysis, are further explained in Notes 3.15 and 12.

2.3.1.2 Useful lives of property, plant and equipment and intangible assets with defined useful lives

Property, plant and equipment, including returnable bottles as they are expected to provide benefits over a period of more than one year, as well as intangible assets with defined useful lives are depreciated/amortized over their estimated useful lives. The Company bases it estimates on the experience of its technical personnel as well as based on its experience in the industry for similar assets, see Notes 3.11, 3.13, 11 and 12.

2.3.1.3 Post-employment and other long-term employee benefits

The Company annually evaluates the reasonableness of the assumptions used in its post-employment and other long-term employee benefit computations. Information about such assumptions is described in Note 16.1.

2.3.1.4 Income taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. For its particular Mexican subsidiaries, the Company recognizes deferred income taxes, based on its financial projections depending on whether it expects to incur the regular income tax (“ISR”) or the business flat tax (“IETU”) in the future. Additionally, the Company regularly reviews its deferred tax assets for recoverability, and records a deferred tax asset based on its judgment regarding the probability of historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences (see Note 24).

2.3.1.5 Tax, labor and legal contingencies and provisions

The Company is subject to various claims and contingencies on a range of matters including, among others, tax, labor and legal proceedings as described in Note 25. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a provision and/or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a provision for the estimated loss. Management’s judgment must be exercised to determine the likelihood of such a loss and an estimate of the amount, due to the subjective nature of the loss.

2.3.1.6 Valuation of financial instruments

The Company is required to measure all derivative financial instruments at fair value.

The fair values of derivative financial instruments are determined considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient reliable and verifiable data, recognized in the financial sector. The Company bases its forward price curves upon market price quotations. Management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments (see Note 20).

2.3.1.7 Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities assumed by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•

Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes and IAS 19, Employee Benefits, respectively;

•

Liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, Share-based Payment at the acquisition date, see Note 3.23; and

•	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

Management’s judgment must be exercised to determine the fair value of assets acquired and liabilities assumed.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the Company’s previously held equity interest in the acquiree (if any) over the net of the acquisition - date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Company’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.

2.3.1.8 Investments in associates

If the Company holds, directly or indirectly, 20 per cent or more of the voting power of the investee, it is presumed that it has significant influence, unless it can be clearly demonstrated that this is not the case. If the Company holds, directly or indirectly, less than 20 per cent of the voting power of the investee, it is presumed that the Company does not have significant influence, unless such influence can be clearly demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20 per cent-owned corporate investee require a careful evaluation of voting rights and their impact on the Company’s ability to exercise significant influence. Management considers the existence of the following circumstances which may indicate that the Company is in a position to exercise significant influence over a less than 20 per cent-owned corporate investee:

•	Representation on the board of directors or equivalent governing body of the investee;

•	Participation in policy-making processes, including participation in decisions about dividends or other distributions;

•	Material transactions between the Company and the investee;

•	Interchange of managerial personnel; or

•	Provision of essential technical information.

Management also considers the existence and effect of potential voting rights that are currently exercisable or currently convertible securities should also be considered when assessing whether the Company has significant influence.

In addition, the Company evaluates the following indicators that provide evidence of significant influence:

•	The Company’s extent of ownership is significant relative to other shareholdings (i.e., a lack of concentration of other shareholders);

•	The Company’s significant stockholders, its parent, fellow subsidiaries, or officers of the Company, hold additional investment in the investee; and

•	The Company is a part of significant investee committees, such as the executive committee or the finance committee.

3 Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements incorporate the financial statements of FEMSA and subsidiaries controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases.. Total consolidated net income (loss) and comprehensive income (loss) of subsidiaries is attributed to the controlling interest and to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intercompany transactions, balances, income and expenses have been eliminated in the consolidated financial statements.

Note 1 to the consolidated financial statements lists all significant subsidiaries that are controlled by the Company as of December 31, 2012, 2011 and January 1, 2011 (transition date to IFRS).

3.1.1 Acquisitions of non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognized as a result. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are measured at carrying amount and reflected in equity as part of additional paid-in capital.

3.1.2 Special Purpose Entities (“SPEs”)

An SPE is consolidated if, based on an evaluation of the substance of its relationship with the Company and the SPE’s risks and rewards, the Company concludes that it controls the SPE. SPEs controlled by the Company were established under terms that impose strict limitations on the decision-making powers of the SPE’s management and that result in the Company receiving the majority of the benefits related to the SPE’s operations and net assets, being exposed to the majority of risks incident to the SPE’s activities, and retaining the majority of the residual or ownership risks related to the SPEs or their assets.

3.1.3 Loss of control

Upon the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in consolidated net income, including the share by the controlling interest of components previously recognized in other comprehensive income. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for by the equity method or as a financial asset depending on the level of influence retained.

3.1.4 Disposals without loss of control

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

In equity transactions, carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interest is adjusted, and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company (the controlling interest).

3.2 Business combinations

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date on which control is transferred to the Company. In assessing control, the Company takes into consideration potential voting rights that are currently exercisable.

The Company measures goodwill at the acquisition date as the fair value of the consideration transferred plus the fair value of any previously-held equity interest in the acquiree and the recognized amount of any non-controlling interests in the acquiree (if any), less the net recognized amount of the identifiable assets acquired and liabilities assumed. If after reassessment, the excess is negative, a bargain purchase gain is recognized in consolidated net income at the time of the acquisition.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are recognized in consolidated net income of the Company.

Costs related to the acquisition, other than those associated with the issuance of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent considerations are recognized in consolidated net income.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete, and discloses that its allocation is preliminary in nature. Those provisional amounts are adjusted during the measurement period (not greater than 12 months), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

3.3 Foreign currencies and consolidation of foreign subsidiaries, investments in associates and joint ventures

In consolidating the financial statements of each individual subsidiary, investment in associates and joint venture, transactions in currencies other than the individual entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not remeasured.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

•

The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation are included as part of the exchange differences on translation of foreign operations within the cumulative other comprehensive income (loss) item, which is recorded in equity.

•

Intercompany financing balances with foreign subsidiaries that are considered as long-term investments, since there is no plan to pay such financing in the foreseeable future. Monetary position and exchange rate fluctuation regarding this financing is included in the exchange differences on translation of foreign operations within the cumulative other comprehensive income (loss) item, which is recorded in equity.

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks.

For incorporation into the Company’s consolidated financial statements, each foreign subsidiary, associates or joint venture’s individual financial statements are translated into Mexican pesos, as described as follows:

•

For hyperinflationary economic environments, the inflation effects of the origin country are recognized, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statements and comprehensive income; and

•

For non-inflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the income statement and comprehensive income is translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month only if the exchange rate does not fluctuate significantly.

		Exchange Rates of Local Currencies Translated to Mexican Pesos
	Functional / Recording Currency	Average Exchange Rate for				Exchange Rate as of
Country or Zone		2012		2011		December 31, 2012		December 31, 2011		January 1, 2011(1)
Mexico	Mexican peso	Ps.	1.00	Ps.	1.00	Ps.	1.00	Ps.	1.00	Ps.	1.00
Guatemala	Quetzal		1.68		1.59		1.65		1.79		1.54
Costa Rica	Colon		0.03		0.02		0.03		0.03		0.02
Panama	U.S. dollar		13.17		12.43		13.01		13.98		12.36
Colombia	Colombian peso		0.01		0.01		0.01		0.01		0.01
Nicaragua	Cordoba		0.56		0.55		0.54		0.61		0.56
Argentina	Argentine peso		2.90		3.01		2.65		3.25		3.11
Venezuela	Bolivar		3.06		2.89		3.03		3.25		2.87
Brazil	Reai		6.76		7.42		6.37		7.45		7.42
Euro Zone	Euro (€)		16.92		17.28		17.12		18.05		16.41

(1)	December 31, 2010 exchange rates used for conversion of financial information as of the opening balance sheet on January 1, 2011.

The Company has operated under exchange controls in Venezuela since 2003 that affect its ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price of raw materials purchased in local currency. In January 2010, the Venezuelan government announced a devaluation of its official exchange rate to 4.30 bolivars to one U .S. dollar.

The translation of the financial statements of Coca-Cola FEMSA’s Venezuelan subsidiary is performed using the 4. 30 bolivars exchange rate per U. S. dollar (see also Note 29).

On the disposal of a foreign operation (i.e., a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a jointly controlled entity that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company (the controlling interest) are reclassified to profit or loss.

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e., partial disposals of associates or jointly controlled entities that do not result in the Company losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognized in equity as part of the exchange differences on translation of foreign operations item.

The translation of assets and liabilities denominated in foreign currencies into Mexican pesos is for consolidation purposes and does not indicate that the Company could realize or settle the reported value of those assets and liabilities in Mexican pesos. Additionally, this does not indicate that the Company could return or distribute the reported Mexican peso value equity to its shareholders.

3.4 Recognition of the effects of inflation in countries with hyperinflationary economic environments

The Company recognizes the effects of inflation on the financial information of its Venezuelan subsidiary that operates in a hyperinflationary economic environment (its cumulative inflation of the three preceding years is approaching, or exceeds, 100% or more in addition to other qualitative factors), which consists of:

•

Using inflation factors to restate non-monetary assets, such as inventories, property, plant and equipment, intangible assets, including related costs and expenses when such assets are consumed or depreciated;

•

Applying the appropriate inflation factors to restate capital stock, additional paid-in capital, net income, retained earnings and items of other comprehensive income by the necessary amount to maintain the purchasing power equivalent in the currency of Venezuela on the dates such capital was contributed or income was generated up to the date of these consolidated financial statements are presented; and

•	Including the monetary position gain or loss in consolidated net income.

The Company restates the financial information of a subsidiaries that operates in hyperinflationary economic environment (Venezuela) using the consumer price index of that country.

3.5 Cash and cash equivalents and restricted cash

Cash is measured at nominal value and consists of non-interest bearing bank deposits. Cash equivalents consisting principally of short-term bank deposits and fixed rate investments with maturities of three months or less at the acquisition date. They are recorded at acquisition cost plus interest income not yet received, which is similar to market prices.

The Company also maintains restricted cash held as collateral to meet certain contractual obligations (see Note 9.2). Restricted cash is presented within other current financial assets given that the restrictions are short-term in nature.

3.6 Financial assets

Financial assets are classified into the following specified categories: “at fair value through profit or loss (FVTPL),” “held-to-maturity investments,” “available-for-sale,” “loans and receivables” or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The classification depends on the nature and purpose of holding the financial assets and is determined at the time of initial recognition.

When a financial asset or financial liability is recognised initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The Company’s financial assets include cash and cash equivalents, investments, loans and receivables, derivative financial instruments and other financial assets.

3.6.1 Effective interest method

The effective interest rate method is a method of calculating the amortized cost of loans and receivables and other financial assets (designated as held-to-maturity) and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

3.6.2 Investments

Investments consist of debt securities and bank deposits with maturities of more than three months at the acquisition date. Management determines the appropriate classification of investments at the time of purchase and assesses such designation as of each reporting date (see Note 6).

3.6.2.1 Available-for-sale investments are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Interest and dividends on investments classified as available-for-sale are included in interest income. The fair values of the investments are readily available based on quoted market prices. The exchange effects of securities available for sale are recognized in the consolidated income statement in the period in which they arise.

3.6.2.2 Held-to maturity investments are those that the Company has the positive intent and ability to hold to maturity, and after initial measurement, such financial assets are subsequently measured at amortized cost, which includes any cost of purchase and premium or discount related to the investment. Subsequently, the premium/discount is amortized over the life of the investment based on its outstanding balance utilizing the effective interest method, less any impairment. Interest and dividends on investments classified as held-to maturity are included in interest income.

3.6.3 Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including trade and other receivables) are measured at amortized cost using the effective interest method, less any impairment.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2012 and 2011, the interest income recognized in the interest income line item within the consolidated income statements for loans and receivable is Ps. 87 and Ps. 61, respectively.

3.6.4 Other financial assets

Other financial assets are non current accounts receivable and derivative financial instruments. Other financial assets with a relevant period are measured at amortized cost using the effective interest method, less any impairment.

3.6.5 Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, there is an incurred “loss event” and that loss event has an impact on the estimated future cash flows of the financial assets that can be reliably estimated.

Evidence of impairment may include indicators as follows:

•	Significant financial difficulty of the issuer or counterparty; or

•	Default or delinquent in interest or principal payments; or

•	It becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance for doubtful accounts. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit and loss.

As of December 31, 2012, the Company recognized an impairment charge of Ps. 384 (see Note 19).

3.6.6 Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•	The rights to receive cash flows from the financial asset have expired; or

•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

3.6.7 Offsetting of financial instruments

Financial assets are required to be offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Company:

•	Currently has an enforceable legal right to offset the recognised amounts, and

•	Intends to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.7 Derivative financial instruments

The Company is exposed to different risks related to cash flows, liquidity, market and third party credit. As a result, the Company contracts in different derivative financial instruments in order to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies, the risk of exchange rate and interest rate fluctuations associated with its borrowings denominated in foreign currencies and the exposure to the risk of fluctuation in the costs of certain raw materials.

The Company values and records all derivative financial instruments and hedging activities, in the consolidated statement of financial position as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data recognized in the financial sector. Such techniques may include using recent arm’s length market transactions, reference to the current fair value or another instrument that is substantially the same and a discounted cash flow analysis of other valuation models. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or as a component of cumulative other comprehensive income based on the item being hedged and the effectiveness of the hedge.

3.7.1 Hedge accounting

The Company designates certain hedging instruments, which include derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

3.7.2 Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading valuation of the effective portion of derivative financial instruments. The gain or loss relating to the ineffective portion is recognized immediately in consolidated net income, and is included in the market value gain (loss) on financial instruments line item within the consolidated income statements.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to consolidated net income in the periods when the hedged item is recognized in consolidated net income, in the same line of the consolidated income statement as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in cumulative other comprehensive income in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in consolidated net income. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in consolidated net income.

3.7.3 Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in consolidated net income immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the line of the consolidated income statement relating to the hedged item.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to consolidated net income from that date over the remaining term of the hedge using the effective interest method.

3.8 Inventories and cost of sales

Inventories are measured at the lower of cost and net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Inventories represent the acquisition or production cost which is incurred when purchasing or producing a product, and are based on the weighted average cost formula. The operating segments of the Company use inventory costing methodologies to value their inventories, such as the standard cost method in Coca-Cola FEMSA and retail method in FEMSA Comercio.

Cost of goods sold is based on average cost of the inventories at the time of sale. Cost of goods sold in Coca-Cola FEMSA includes expenses related to the purchase of raw materials used in the production process, as well as labor costs (wages and other benefits, including employee profit sharing), depreciation of production facilities, equipment and other costs, including fuel, electricity, breakage of returnable bottles during the production process, equipment maintenance, inspection and plant transfer costs.

3.9 Other current assets

Other current assets, which will be realized within a period of less than one year from the reporting date, are comprised of prepaid assets and agreements with customers.

Prepaid assets principally consist of advances to suppliers of raw materials, advertising, leasing and insurance expenses. Prepaid assets are carried to the appropriate caption when inherent benefits and risks have already been transferred to the Company or services have been received.

Prepaid advertising costs consist of television and radio advertising airtime paid in advance: these expenses are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in consolidated net income as incurred.

Coca-Cola FEMSA has agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. For the years ended December 31,

2012 and 2011, such amortization aggregated to Ps. 970 and Ps. 793, respectively. The costs of agreements with terms of less than one year recorded as a reduction in net sales when incurred.

3.10 Investments in associates and joint ventures

Investments in associates are those entities in which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but not control over the financial and operating policies. Joint ventures are those companies over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Investments in associates and joint ventures are accounted for using the equity method and initial recognition comprises the investment’s purchase price and any directly attributable expenditure necessary to acquire it.

The consolidated financial statements include the Company’s share of the consolidated net income and other comprehensive income, after adjustments to align the accounting policies with those of the Company, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

Profits and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Company (including its consolidated subsidiaries) and an associate are recognised in the consolidated financial statements only to the extent of unrelated investors’ interests in the associate. ‘Upstream’ transactions are, for example, sales of assets from an associate to the investor. ‘Downstream’ transactions are, for example, sales of assets from the Company to an associate. The Company’s share in the associate’s profits and losses resulting from these transactions is eliminated.

When the Company’s share of losses exceeds the carrying amount of the associate or joint venture, including any long-term investments, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has a legal or constructive obligation or has made payments on behalf of the associate or joint venture.

Goodwill identified at the acquisition date is presented as part of the investment in shares of the associate or joint venture in the consolidated statement of financial position. Any goodwill arising on the acquisition of the Company’s interest in a jointly controlled entity or associate is measured in accordance with the Company’s accounting policy for goodwill arising in a business combination, see Note 3. 2.

After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on its investment in its associate. For investments in shares, the Company determines at each reporting date whether there is any objective evidence that the investment in shares is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and recognizes the amount in the share of the profit or loss of associates and joint ventures accounted for using the equity method in the consolidated income statements.

3.11 Property, plant and equipment

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction, and are presented net of accumulated depreciation and/or accumulated impairment losses, if any. The borrowing costs related to the acquisition or construction of qualifying asset is capitalized as part of the cost of that asset.

Major maintenance costs are capitalized as part of total acquisition cost. Routine maintenance and repair costs are expensed as incurred.

Investments in progress consist of long-lived assets not yet in service, in other words, that are not yet used for the purpose that they were bought, built or developed. The Company expects to complete those investments during the following 12 months.

Depreciation is computed using the straight-line method over acquisition cost. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted and depreciated for as separate items (major components) of property, plant and equipment. The Company estimates depreciation rates, considering the estimated useful lives of the assets.

The estimated useful lives of the Company’s principal assets are as follows:

Years
Buildings	40-50
Machinery and equipment	10-20
Distribution equipment	7-15
Refrigeration equipment	5-7
Returnable bottles	1.5-4
Leasehold improvements	The shorter of lease term or 15 years
Information technology equipment	3-5
Other equipment	3-10

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds (if any) and the carrying amount of the asset and is recognized in consolidated net income.

Returnable and non-returnable bottles:

Coca-Cola FEMSA has two types of bottles: returnable and non-returnable.

•	Non returnable: Are recorded in consolidated net income at the time of product sale.

•

Returnable: Are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles are recorded at acquisition cost; for countries with hyperinflationary economies, restated according to IAS 29. Depreciation of returnable bottles is computed using the straight-line method considering their estimated useful lives.

There are two types of returnable bottles:

•	Those that are in Coca-Cola FEMSA’s control within its facilities, plants and distribution centers; and

•	Those that have been placed in the hands of customers, but still belong to Coca-Cola FEMSA.

Returnable bottles that have been placed in the hands of customers are subject to an agreement with a retailer pursuant to which Coca-Cola FEMSA retains ownership. These bottles are monitored by sales personnel during periodic visits to retailers and Coca-Cola FEMSA has the right to charge any breakage identified to the retailer. Bottles that are not subject to such agreements are expensed when placed in the hands of retailers.

Coca-Cola FEMSA’s returnable bottles in the market and for which a deposit from customers has been received are depreciated according to their estimated useful lives.

3.12 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Borrowing costs may include:

•	Interest expense;

•	Finance charges in respect of finance leases; and

•	Exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Interest income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in consolidated net income in the period in which they are incurred.

3.13 Intangible assets

Intangible assets are identifiable non monetary assets without physical substance and represent payments whose benefits will be received in future years. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with finite useful lives are amortized and mainly consist of:

•

Information technology and management system costs incurred during the development stage which are currently in use. Such amounts are capitalized and then amortized using the straight-line method over their expected useful lives. Expenses that do not fulfill the requirements for capitalization are expensed as incurred.

•

Long-term alcohol licenses are amortized using the straight-line method over their estimated useful lives, which range between 12 and 15 years, and are presented as part of intangible assets with finite useful lives.

Amortized intangible assets, such as finite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through its expected future cash flows.

Intangible assets with an indefinite life are not amortized and are subject to impairment tests on an annual basis as well as whenever certain circumstances indicate that the carrying amount of those intangible assets exceeds their recoverable value.

The Company’s intangible assets with an indefinite life mainly consist of rights to produce and distribute Coca-Cola trademark products in the Company’s territories. These rights are contained in agreements that are standard contracts that The Coca-Cola Company has with its bottlers.

In Mexico, Coca-Cola FEMSA has eight bottler agreements for Coca-Cola FEMSA’s territories in Mexico; two expire in June 2013, two expire in May 2015 and additionally four contracts that arose from the merger with Grupo Tampico, CIMSA and Grupo Fomento Queretano, expire in September 2014, April and July 2016 and August 2013, respectively. The bottler agreement for Argentina expires in September 2014, for Brazil expires in April 2014, in Colombia in June 2014, in Venezuela in August 2016, in Guatemala in March 2015, in Costa Rica in September 2017, in Nicaragua in May 2016 and in Panama in November 2014. These bottler agreements are automatically renewable for ten-year term, subject to the right of either party to give prior notice that it does not wish to renew the agreement. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on its business, financial conditions, results from operations and prospects.

Goodwill equates to synergies both existing in the acquired operations and those further expected to be realized upon integration. Goodwill recognized separately is tested annually for impairment and is carried at cost, less accumulated impairment losses. Gains and losses on the sale of an entity include the carrying amount of the goodwill related to that entity. Goodwill is allocated to CGUs in order to test for impairment losses. The allocation is made to CGUs that are expected to benefit from the business combination that generated the goodwill.

3.14 Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

3.15 Impairment of non financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest CGUs for which a reasonable and consistent allocation basis can be identified.

For goodwill and other indefinite lived intangible assets, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the reporting unit might exceed its recoverable value.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in consolidated net income.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in consolidated net income. Impairment losses related to goodwill are not reversible.

For the year ended December 31, 2011, the Company recognized impairment of Ps. 146 (see Note 12) regarding to indefinite life intangible assets. No impairment was recognized regarding to depreciable long-lived assets, goodwill nor investment in associates and joint ventures.

3.16 Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in consolidated net income, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred. In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Leasehold improvements on operating leases are amortized using the straight-line method over the shorter of either the useful life of the assets or the related lease term.

3.17 Financial liabilities and equity instruments

3.17.1 Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.17.2 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

3.17.3 Financial liabilities

Initial recognition and measurement.

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at FVTPL, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

The Company financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments, see Note 3. 7.

Subsequent measurement.

The measurement of financial liabilities depends on their classification as described below:

3.17.4 Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated income statements when the liabilities are derecognized as well as through the effective interest method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest method amortization is included in interest expense in the consolidated income statements.

3.17.5 Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the consolidated income statements.

3.18 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

The Company recognizes a provision for a loss contingency when it is probable (i.e., the probability that the event will occur is greater than the probability that it will not) that certain effects related to past events, would materialize and can be reasonably quantified. These events and their financial impact are also disclosed as loss contingencies in the consolidated financial statements when the risk of loss is deemed to be other than remote. The Company does not recognize an asset for a gain contingency until the gain is realized, see Note 25.

Restructuring provisions are recognized only when the recognition criteria for provisions are fulfilled. The Company has a constructive obligation when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, and an appropriate timeline. Furthermore, the employees affected must have been notified of the plan’s main features.

3.19 Post-employment and other long-term employee benefits

Post-employment and other long-term employee benefits, which are considered to be monetary items, include obligations for pension and retirement plans, seniority premiums and postretirement medical services, all based on actuarial calculations, using the projected unit credit method.

In Mexico and Brazil, the economic benefits and retirement pensions are granted to employees with 10 years of service and minimum age of 60and 65, respectively. In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. For qualifying employees, the Company also provides certain post employment healthcare benefits such as the medical- surgical services, pharmaceuticals and hospital.

For defined benefit retirement plans and other long-term employee benefits, such as the Company’s sponsored pension and retirement plans, seniority premiums and postretirement medical service plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. All remeasurements of the Company’s defined benefit obligation such as actuarial gains and losses are recognized directly in other comprehensive income (“OCI”). The Company presents service costs within cost of goods sold, administrative and selling expenses in the consolidated income statements. The Company presents net interest cost within interest expense in the consolidated income statements. The projected benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as of the end of each reporting period. Certain subsidiaries of the Company have established plan assets for the payment of pension benefits, seniority premiums and postretirement medical services through irrevocable trusts of which the employees are named as beneficiaries, which serve to increase the funded status of such plans’ related obligations.

The Company also provides statutorily mandated severance benefits (termination benefits) to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. The Company records a liability for such severance benefits when the event that gives rise to an obligation occurs upon the termination of employment as termination benefits result from either management’s decision to terminate the employment or an employee’s decision to accept an offer of benefits in exchange for termination of employment.

Costs related to compensated absences, such as vacations and vacation premiums, are recognized on an accrual basis.

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a.	When it can no longer withdraw the offer of those benefits; and

b.	When it recognizes costs for a restructuring and it involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, the entity has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

A settlement occurs when an employer enters into a transaction that eliminates all further legal or constructive obligations for part or all of the benefits provided under a defined benefit plan. A curtailment arises from an isolated event such as closing of a plant, discontinuance of an operation or termination or suspension of a plan. Gains or losses on the settlement or curtailment of a defined benefit plan are recognized when the settlement or curtailment occurs.

3.20 Revenue recognition

Sales of products are recognized as revenue upon delivery to the customer, and once all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

All of the above conditions are typically met at the point in time that goods are delivered to the customer at the customers’ facilities. Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the Company’s products.

During 2007 and 2008, Coca-Cola FEMSA sold certain of its private label brands to The Coca-Cola Company. Because Coca-Cola FEMSA has significant continuing involvement with these brands, proceeds received from The Coca-Cola Company were initially deferred and are being amortized against the related costs of future product sales over the estimated period of such sales. The balance of unearned revenues as of December 31, 2012 and 2011 and January 1, 2011 amounted to Ps. 98, Ps. 302 and Ps. 547, respectively. As of December 31, 2012 , 2011 and January 1, 2011 the short-term portions of such amounts presented as current portion of other long-term liabilities in the consolidated statements of financial position, amounted to Ps. 61, Ps. 197 and Ps. 276, respectively.

Other operating revenues:

Revenue arising from services of sales of waste material and packing of raw materials are recognized in the other operating revenues caption in the consolidated income statement.

The Company recognizes these transactions as revenues in accordance with the requirements established in the IAS 18, delivery of goods and rendering of services, which are:

a.	The amount of revenue can be measured reliably; and

b.	It is probable that the economic benefits associated with the transaction will flow to the entity.

Interest	income:

Revenue arising from the use by others of entity assets yielding interest is recognised once all the following conditions are satisfied:

•	The amount of the revenue can be measured reliably; and

•	It is probable that the economic benefits associated with the transaction will flow to the entity.

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available for sale, interest income is recorded using the effective interest rate (“EIR”), which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. The related interest income is included in the consolidated income statements.

3.21 Administrative and selling expenses

Administrative expenses include labor costs (salaries and other benefits, including employee profit sharing (“PTU”)) of employees not directly involved in the sale of the Company’s products, as well as professional service fees, the depreciation of office facilities, amortization of capitalized information technology system implementation costs and any other similar costs.

Selling expenses include:

•

Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, breakage of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2012 and 2011, these distribution costs amounted to Ps. 16,839 and Ps. 14,967, respectively;

•	Sales: labor costs (salaries and other benefits, including PTU) and sales commissions paid to sales personnel;

•	Marketing: labor costs (salaries and other benefits), promotional expenses and advertising costs.

PTU is paid by the Company’s Mexican and Venezuelan subsidiaries to its eligible employees. In Mexico, employee profit sharing is computed at the rate of 10% of the individual company taxable income, except for considering cumulative dividends received from resident legal persons in Mexico, depreciation of historical rather restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. In Venezuela, employee profit sharing is computed at a rate equivalent to 15% of after tax income, and it is no more than four months of salary.

3.22 Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes are charged to consolidated net income as they are incurred, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

3.22.1 Current income taxes

Income taxes are recorded in the results of the year they are incurred.

3.22.2 Deferred income taxes

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized and if any, future benefits from tax loss carryforwards and certain tax credits. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from initial recognition of goodwill (no recognition of deferred tax liabilities) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred income taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

In Mexico, the income tax rate is 30% for 2011 and 2012, on 2013 will remain in 30% according with new resolution of Federal Income Law, then in 2014 and 2015 will decrease to 29% and 28%, respectively.

3.23 Share-based payments arrangements

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled share-based payments is expensed and recognized based on the graded vesting method over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment within equity.

3.24 Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its shares. Basic EPS is calculated by dividing the net income attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the year. Diluted EPS is determined by adjusting the weighted average number of shares outstanding including the weighted average of own shares purchased in the year for the effects of all potentially dilutive securities, which comprise share rights granted to employees described above.

3.25 Issuance of subsidiary stock

The Company recognizes the issuance of subsidiary’s stock as an equity transaction. The difference between the book value of the shares issued and the amount contributed by the noncontrolling interest holder is recorded as additional paid-in capital.

4 Mergers, Acquisitions and Disposals

4.1 Mergers and Acquisitions

The Company made certain business mergers and acquisitions that were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated income statements and the consolidated statements of financial position in the years of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the years ended December 31, 2012 and 2011 show the merged and acquired operations net of the cash related to those mergers and acquisitions.

4.1.1 Merger with Grupo Fomento Queretano

On May 4, 2012, Coca-Cola FEMSA completed the merger of 100% of Grupo Fomento Queretano, S. A. P. I. (“Grupo Fomento Queretano”) a bottler of Coca-Cola trademark products in the state of Queretaro, Mexico. This acquisition was made so as to reinforce Coca-Cola FEMSA’s leadership position in Mexico and Latin America. The transaction involved the issuance of 45,090,375 shares of previously unissued Coca-Cola FEMSA L shares, along with the cash payment prior to closing of Ps. 1,221, in exchange for 100% share ownership of Grupo Fomento Queretano, which was accomplished through a merger. The total purchase price was Ps. 7,496 based on a share price of Ps. 139.22 per share on May 4, 2012. Transaction related costs of Ps. 12 were expensed by Coca-Cola FEMSA as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Grupo Fomento Queretano was included in operating results from May 2012.

The fair value of the Grupo Fomento Queretano’s net assets acquired is as follows:

	2012
Total current assets, including cash acquired of Ps. 107	Ps.	445
Total non-current assets		2,123
Distribution rights		2,921

Total assets		5,489
Total liabilities		(598)

Net assets acquired		4,891

Goodwill		2,605

Total consideration transferred	Ps.	7,496

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Mexico.

Selected income statement information of Grupo Fomento Queretano for the period from May to December 31, 2012 is as follows:

Income Statement	2012
Total revenues	Ps.	2,293
Income before taxes		245
Net income	Ps.	186

4.1.2 Acquisition of Grupo CIMSA

On December 9, 2011, Coca-Cola FEMSA completed the acquisition of 100% of Corporación de los Angeles, S. A. de C.V. (“Grupo CIMSA”), a bottler of Coca-Cola trademark products, which operates mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacan, Mexico. This acquisition was also made so as to reinforce Coca-Cola FEMSA’s leadership position in Mexico and Latin America. The transaction involved the issuance of 75,423,728 shares of previously unissued Coca-Cola FEMSA L shares along with the cash payment prior to closing of Ps. 2,100 in exchange for 100% share ownership of Grupo CIMSA, which was accomplished through a merger. The total purchase price was Ps. 11,117 based on a share price of Ps. 119.55 per share on December 9, 2011. Transaction related costs of Ps. 24 were expensed by Coca-Cola FEMSA as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Grupo CIMSA was included in operating results from December 2011.

The fair value of Grupo CIMSA’s net assets acquired is as follows:

	2011 Preliminary		Fair Value Adjustments		2011 Final
Total current assets, including cash acquired of Ps. 188	Ps.	737	Ps.	(134)	Ps.	603
Total non-current assets		2,802		253		3,055
Distribution rights		6,228		(42)		6,186

Total assets		9,767		77		9,844
Total liabilities		(586)		28		(558)

Net assets acquired		9,181		105		9,286

Goodwill		1,936		(105)		1,831

Total consideration transferred	Ps.	11,117	Ps.	—	Ps.	11,117

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Mexico.

Selected income statement information of Grupo CIMSA for the period from December to December 31, 2011 is as follows:

Income Statement	2011
Total revenues	Ps.	429
Income before taxes		32
Net income	Ps.	23

4.1.3 Acquisition of Grupo Tampico

On October 10, 2011, Coca-Cola FEMSA completed the acquisition of 100% of Administradora de Acciones del Noreste, S. A. de C. V. (“Grupo Tampico”) a bottler of Coca-Cola trademark products in the states of Tamaulipas, San Luis Potosí and Veracruz; as well as in parts of the states of Hidalgo, Puebla and Queretaro. This acquisition was made so as to reinforce Coca-Cola FEMSA’s leadership position in Mexico and Latin America. The transaction involved: (i) the issuance of 63,500,000 shares of previously unissued Coca- Cola FEMSA L shares, and (ii) the cash payment of Ps. 2,436, in exchange for 100% share ownership of Grupo Tampico, which was accomplished through a merger. The total purchase price was Ps. 10,264 based on a share price of Ps. 123.27 per share on October 10, 2011. Transaction related costs of Ps. 20 were expensed as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Grupo Tampico was included in operating results from October 2011.

The fair value of the Grupo Tampico’s net assets acquired is as follows:

	2011 Preliminary		Fair Value Adjustments		2011 Final
Total current assets, including cash acquired of Ps. 22	Ps.	461	Ps.	—	Ps.	461
Total non-current assets		2,529		(17)		2,512
Distribution rights		5,499		—		5,499

Total assets		8,489		(17)		8,472
Total liabilities		(804)		60		(744)

Net assets acquired		7,685		43		7,728

Goodwill		2,579		(43)		2,536

Total consideration transferred	Ps.	10,264	Ps.	—	Ps.	10,264

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Mexico.

Selected income statement of Grupo Tampico for the period from October to December 31, 2011 is as follows:

Income statement	2011
Total revenues	Ps.	1,056
Income before taxes		43
Net income	Ps.	31

Unaudited Pro Forma Financial Data

The following unaudited consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisition of Grupo Tampico, CIMSA and Grupo Fomento Queretano mentioned in the preceding paragraphs; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired companies.

Below are pro-forma 2012 results as if Grupo Fomento Queretano was acquired on January 1, 2012:

	Grupo Fomento Queretano unaudited pro forma consolidated financial data for the period January 1 - December 31, 2012
Total revenues	Ps.	239,297
Income before taxes		27,618
Net income		28,104
Basic net controlling interest income per share Series “B”		1.03
Basic net controlling interest income per share Series “D”	Ps.	1.30

Below are pro-forma 2011 results as if Grupo Tampico and Grupo CIMSA were acquired on January 1, 2011:

	Grupo Tampico and CIMSA unaudited pro forma consolidated financial data for the period January 1 - December 31, 2011
Total revenues	Ps.	210,760
Income before taxes		24,477
Net income		21,536
Basic net controlling interest income per share Series “B”		0.78
Basic net controlling interest income per share Series “D”	Ps.	0.98

4.2 Disposals

During 2012, gain on sale for shares from the disposal of subsidiaries and investments of associates amounted to Ps. 1,215, primarily related to the sale of the Company’s subsidiary Industria Mexicana de Quimicos, S. A. de C. V., a manufacturer and supplier of cleaning and sanitizing products and services related to food and beverage industrial processes, as well as of water treatment, for an amount of Ps. 975. The Company recognized a gain of Ps. 871, as a sales of shares within other income, which is the difference between the fair value of the consideration received and the book value of the net assets disposed. None of the Company’s other disposals was individually significant. (see Note 19).

5 Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and cash equivalents, which represent short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with a maturity date of less than three months at their acquisition date. Cash and cash equivalents is comprised as follow:

	December 31, 2012		December 31, 2011		January 1, 2011
Cash and bank balances	Ps.	10,577	Ps.	8,256	Ps.	7,072
Cash equivalents (see Note 3. 5)		25,944		17,585		19,633

	Ps.	36,521	Ps.	25,841	Ps.	26,705

6 Investments

As of December 31, 2012 and 2011 investments are classified as available-for-sale and held-to maturity. The carrying value of held-to maturity investments is similar to its fair value. The following is a detail of available-for-sale and held-to maturity investments.

	2012		2011		January 1, 2011 (2)
Available-for-Sale (1)
Debt Securities

Acquisition cost	Ps.	10	Ps.	326	Ps.	66
Unrealized gain recognized in other comprehensive income		2		4		—

Fair value	Ps.	12	Ps.	330	Ps.	66

Held-to Maturity (3)
Bank Deposits

Acquisition cost	Ps.	1,579	Ps.	993	Ps.	—
Accrued interest		4		6		—

Amortized cost	Ps.	1,583	Ps.	999	Ps.	—

Total investments	Ps.	1,595	Ps.	1,329	Ps.	66

(1)	Investments contracted in U. S. dollars as of December 31, 2012 and 2011.

(2)	Investments contracted in Mexican Pesos.

(3)	Investments contracted in euros at a fixed interest rate. Investments as of December 31, 2012 mature during 2013.

For the years ended December 31, 2012 and 2011, the effect of the investments in the consolidated income statements under the interest income caption is Ps. 23 and Ps. 37, respectively.

7 Accounts Receivable, Net

	December 31, 2012		December 31, 2011		January 1, 2011
Trade receivables	Ps.	7,649	Ps.	8,175	Ps.	5,739
Allowance for doubtful accounts		(413)		(343)		(249)
Current trade customer notes receivable		434		182		286
The Coca-Cola Company (see Note 14)		1,835		1,157		1,030
Loans to employees		172		146		111
Travel advances to employees		46		54		51
Other related parties (see Note 14)		253		283		216
Others		861		844		517

	Ps.	10,837	Ps.	10,498	Ps.	7,701

7.1 Accounts receivable

Accounts receivable representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for doubtful accounts.

Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company arising from the latter’s participation in advertising and promotional programs and investment in refrigeration equipment and returnable bottles made by Coca-Cola FEMSA.

The carrying value of accounts receivable approximates its fair value as of December 31, 2012 and 2011 and as of January 1, 2011.

Aging of past due but not impaired

	December 31, 2012		December 31, 2011		January 1, 2011
60-90 days	Ps.	242	Ps.	25	Ps.	78
90-120 days		69		34		25
120+ days		144		30		145

Average age (days outstanding)	Ps.	455	Ps.	89	Ps.	248

7.2 Movement in the allowance for doubtful accounts

	December 31, 2012		December 31, 2011
Opening balance	Ps.	343	Ps.	249
Allowance for the year		330		146
Charges and write-offs of uncollectible accounts		(232)		(84)
Restatement of beginning balance in hyperinflationary economies		(28)		32

Ending balance	Ps.	413	Ps.	343

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and unrelated.

Aging of impaired trade receivables (days outstanding)

	December 31, 2012		December 31, 2011		January 1, 2011
60-90 days	Ps.	4	Ps.	33	Ps.	10
90-120 days		12		31		17
120+ days		397		279		222

Total	Ps.	413	Ps.	343	Ps.	249

7.3 Payments from The Coca-Cola Company

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment and returnable bottles investment program. Contributions received by the Company for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the investment in refrigeration equipment and returnable bottles items. Contributions received were Ps. 3,018 and Ps. 2,595 for the years ended December 31, 2012 and 2011, respectively.

8 Inventories

	December 31, 2012		December 31, 2011		January 1, 2011
Finished products	Ps.	9,630	Ps.	8,326	Ps.	7,192
Raw materials		4,541		3,582		2,614
Spare parts		978		779		710
Work in process		63		82		60
Inventories in transit		1,118		1,529		525
Other		15		62		213

	Ps.	16,345	Ps.	14,360	Ps.	11,314

For the years ended at 2012 and 2011, the Company recognized write-downs of its inventories for Ps. 793 and Ps. 747 to net realizable value, respectively.

9 Other Current Assets and Other Current Financial Assets

9.1 Other Current Assets

	December 31, 2012		December 31, 2011		January 1, 2011
Prepaid expenses	Ps.	1,108	Ps.	1,282	Ps.	638
Agreements with customers		128		194		90
Short-term licenses		47		28		24
Other		51		90		224

	Ps.	1,334	Ps.	1,594	Ps.	976

Prepaid expenses as of December 31, 2012 and 2011 and as of January 1, 2011 are as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
Advances for inventories	Ps.	86	Ps.	513	Ps.	133
Advertising and promotional expenses paid in advance		284		212		203
Advances to service suppliers		339		258		154
Prepaid leases		101		87		84
Prepaid insurance		61		56		27
Others		237		156		37

	Ps.	1,108	Ps.	1,282	Ps.	638

Advertising and deferred promotional expenses recorded in the consolidated income statement for the years ended December 31, 2012 and 2011 amounted to Ps. 4,471 and Ps. 4,695, respectively.

9.2 Other Current Financial Assets

	December 31, 2012		December 31, 2011		January 1, 2011
Restricted cash	Ps.	1,465	Ps.	488	Ps.	394
Derivative financial instruments		106		530		15
Short term accounts receivable		975		—		—

	Ps.	2,546	Ps.	1,018	Ps.	409

The Company has pledged part of its short-term deposits in order to fulfill the collateral requirements for account payables in different currencies. As of December 31, 2012 and 2011 and as of January 1, 2011, the fair values of the short-term deposit pledged were:

	December 31, 2012		December 31, 2011		January 1, 2011
Venezuelan bolivars	Ps.	1,141	Ps.	324	Ps.	143
Brazilian reais		183		164		249
Colombian pesos		141		—		—
Argentine pesos		—		—		2

	Ps.	1,465	Ps.	488	Ps.	394

10 Investments in Associates and Joint Ventures

Details of the Company’s associates at the end of the reporting period are as follows:

Ownership Percentage									Carrying Amount
Investee	Principal Activity	Place of Incorporation	December 31, 2012		December 31, 2011		January 1, 2011		December 31, 2012		December 31, 2011		January 1, 2011
Heineken Company (1) (2)	Beverages	The Netherlands	20.0	% (3)	20.0	% (3)	20.0	% (3)	Ps.	77,484	Ps.	74,746	Ps.	66,478
Coca-Cola FEMSA:
Joint ventures:
Compañía Panameña de Bebidas, S. A. P. I., S. A. de C. V. (1) (5)	Holding	Panama	50.0%		50.0%		—			756		703		—
Dispensadoras de Café, S. A. P. I. de C. V. (1) (5)	Services	Mexico	50.0%		50.0%		—			167		161		—
Estancia Hidromineral Itabirito, LTDA (1) (5)	Bottling and distribution	Brazil	50.0%		50.0%		50.0%			147		142		87
Associates:
Promotora Industrial Azucarera, S. A. de C. V. (“PIASA”) (2)	Sugar	Mexico	26.1%		13.2%		—			1,447		281		—
Industria Envasadora de Querétaro, S. A. de C. V. (“IEQSA”) (2)	Canned	Mexico	27.9%		19.2%		13.5%			141		100		67
Industria Mexicana de Reciclaje, S. A. de C. V.	Recycling	Mexico	35.0%		35.0%		35.0%			74		70		69
Jugos del Valle, S. A. P. I. de C. V. (2)	Beverages	Mexico	25.1%		24.0%		19.8%			1,351		819		603
KSP Partiçipações, LTDA	Beverages	Brazil	38.7%		38.7%		38.7%			93		102		93
SABB Sistema de Alimentos e Bebidas Do Brasil, LTDA (2)(4)	Beverages	Brazil	19.7%		19.7%		19.9%			902		931		814
Holdfab2 Partiçipações Societárias, LTDA
(“Holdfab2”)	Beverages	Brazil	27.7%		27.7%		27.7%			205		262		300
Other investments in Coca-Cola FEMSA companies	Various		Various		Various		Various			69		85		75
FEMSA Comercio:
Café del Pacífico, S. A. P. I. de C. V. (Caffenio) (1) (2)	Coffee	Mexico	40.0%		—		—			459		—		—
Other investments	Various		Various		Various		Various			545		241		207

										Ps. 83,840		Ps. 78,643		Ps. 68,793

(1)	Equity method.
(2)	The Company has significant influence due to the fact that it has representation on the board of directors and participates in the operating and financial decisions of the investee.
(3)	As of December 31, 2012, comprised of 12.53% of Heineken, N. V. and 14.94% of Heineken Holding, N. V., which represents an economic interest of 20% in Heineken.
(4)	During June 2011, a reorganization of Coca-Cola FEMSA Brazilian investments occurred by way of a merger of the companies Sucos del Valle Do Brasil, LTDA and Mais Industria de Alimentos, LTDA giving rise to a new company with the name of Sistema de Alimentose Bebidas do Brasil, LTDA.
(5)	The Company has joint control over this entity’s operating and financial policies.

On October 1, 2012 FEMSA Comercio acquired a 40% ownership interest in Café del Pacífico, S. A. P.I de C. V., a Mexican coffee producing company for Ps. 462. On the acquisition date, the difference between the cost of its investment and the Company’s share of the net book value and net fair value of the associate’s identifiable assets, liabilities and contingent liabilities was accounted for in accordance with the Company’s accounting policy described in Note 2.3.1.7 and resulted in the identification of amortizable intangible assets, primarily customer lists, step-up adjustments associated with the fair value of acquired fixed assets, including the associated deferred tax impacts as well as goodwill, which is not amortized, all of which are included in the carrying amount of the investment in associates. The Company made adjustments to its share of the associate’s profits after the acquisition date to account for the depreciation of the depreciable assets and amortizable intangible assets based on their fair values at the acquisition date, net of their deferred tax impact and recognized a loss of Ps. 23 associated with its investment in this associate for the period from October 1, 2012 to December 31, 2012.

As mentioned in Note 4, on May 4, 2012 and December 9, 2011, Coca-Cola FEMSA completed the acquisition of 100% of Grupo FOQUE and Grupo CIMSA. As part of the acquisition of Grupo FOQUE and Grupo CIMSA, the Company also acquired a 26.1% equity interest in Promotora Industrial Azucarera, S. A. de C. V.

During 2012 the Company made an additional equity investment in Jugos del Valle, S. A. de C. V. for Ps. 469. The funds were mainly used by Jugos del Valle to acquire Santa Clara (a non-carbonated beverage Company).

On March 28, 2011 Coca-Cola FEMSA made an initial investment followed by subsequent increases in the investment for Ps. 620 together with The Coca-Cola Company in Compañía Panameña de Bebidas S. A. P. I. de C. V. (Grupo Estrella Azul), a Panamanian conglomerate in the dairy and juice-based beverage categories business in Panama. The investment of Coca-Cola FEMSA represents

50% of ownership.

On March 17, 2011, a consortium of investors formed by FEMSA, the Macquarie Mexican Infrastructure Fund and other investors, acquired Energía Alterna Istmeña, S. de R. L. de C. V. (“EAI”), and Energía Eólica Mareña, S. A. de C. V. (“EEM”), from subsidiaries of Preneal, S. A. (“Preneal”). EAI and EEM are the owners of a 396 megawatt late-stage wind energy project in the southeastern region of the State of Oaxaca. On February 23, 2012, a wholly-owned subsidiary of Mitsubishi Corporation, and Stichting Depositary PGGM Infrastructure Funds, a pension fund managed by PGGM, acquired the 45% interest held by FEMSA in the parent companies of the Mareña Renovables Wind Power Farm. The sale of FEMSA’s participation as an investor resulted in a gain of Ps. 933. Certain subsidiaries of FEMSA, FEMSA Comercio and Coca-Cola FEMSA have entered into 20-year wind power supply agreements with the Mareña Renovables Wind Power Farm to purchase some of the energy output produced by it. These agreements will remain in full force and effect.

Heineken’s main activities are the production, distribution and marketing of beer worldwide. The Company recognized an equity income of Ps. 8,311 and Ps. 4,880, net of taxes regarding its interest in Heineken for the years ended December 31, 2012 and 2011, respectively.

Summarized financial information in respect of the associate Heineken accounted for under the equity method is set out below.

	December 31, 2012		December 31, 2011		January 1, 2011
Total current assets	€.	5,537	€.	4,708	€.	4,318
Total non-current assets		30,442		22,419		22,344
Total current liabilities		7,800		6,159		5,623
Total non-current liabilities		15,417		10,876		10,819
Total revenue and other income	€.	19,893	€.	17,187
Total cost and expenses		16,202		14,972
Net income		3,109		1,560

As of December 31, 2012 and 2011 and as of January 1, 2011 fair value of Company’s investment in Heineken N.V. Holding and Heineken N.V. represented by shares equivalent to 20% of its outstanding shares amounted to € 5,425, € 3,942 million and € 4,048 million based on quoted market prices of those dates. As of April 8, 2013, approval date of these consolidated financial statements, fair value amounted to € 6,248 million.

During the years ended December 31, 2012 and 2011, the Company received dividends distributions from Heineken, amounted to Ps. 1,697 and Ps. 1,661, respectively.

Summarized financial information in respect of Coca-Cola FEMSA associates and joint ventures accounted for under the equity method is set out below.

	December 31, 2012		December 31, 2011		January 1, 2011
Total current assets	Ps.	8,569	Ps.	8,129	Ps.	7,164
Total non-current assets		14,639		12,941		8,649
Total current liabilities		5,340		5,429		2,306
Total non-current liabilities		2,457		2,208		1,433
Total revenue	Ps.	18,796	Ps.	18,183
Total cost and expenses		17,776		16,987
Net income		781		1,046

The Company’s share of other comprehensive income of associates that may be reclassified to consolidated net income, net of taxes as of December 31, 2012 and 2011 are as follows:

	2012		2011
Valuation of the effective portion of derivative financial instruments	Ps.	113	Ps.	94
Exchange differences on translating foreign operations		183		(1,253)
Remeasurements of the net defined benefit liability		(1,077)		(236)

	Ps.	(781)	Ps.	(1,395)

11 Property, Plant and Equipment, Net

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2011	Ps.	4,006	Ps.	10,273	Ps.	32,600	Ps.	8,462	Ps.	2,930	Ps.	3,082	Ps.	7,270	Ps.	629	Ps.	69,252
Additions		233		271		3,348		960		1,236		5,849		45		104		12,046
Additions from business combinations		597		1,103		2,309		314		183		202		—		—		4,708
Transfer of completed projects in progress		23		379		2,542		421		521		(5,162)		1,277		(1)		—
Transfer to assets classified as held for sale		111		144		(13)		—		—		—		—		(68)		174
Disposals		(58)		(15)		(2,315)		(325)		(901)		5		(331)		(162)		(4,102)
Effects of changes in foreign exchange rates		141		414		981		536		143		76		12		82		2,385
Changes in value on the recognition of inflation effects		91		497		1,155		268		3		50		—		11		2,075
Capitalization of borrowing costs		—		—		17		—		—		—		—		—		17

Cost as of December 31, 2011	Ps.	5,144	Ps.	13,066	Ps.	40,624	Ps.	10,636	Ps.	4,115	Ps.	4,102	Ps.	8,273	Ps.	595	Ps.	86,555

Cost
Cost as of January 1, 2012	Ps.	5,144	Ps.	13,066	Ps.	40,624	Ps.	10,636	Ps.	4,115	Ps.	4,102	Ps.	8,273	Ps.	595	Ps.	86,555
Additions		329		415		4,607		1,176		1,434		6,511		186		186		14,844
Additions from business combinations		206		390		486		84		18		—		—		—		1,184
Adjustments of fair value of past business combinations		57		312		(462)		(39)		(77)		—		(1)		—		(210)
Transfer of completed projects in progress		137		339		1,721		901		765		(5,183)		1,320		—		—
Transfer to assets classified as held for sale		—		—		(34)		—		—		—		—		—		(34)
Disposals		(82)		(131)		(963)		(591)		(324)		(14)		(100)		(69)		(2,274)
Effects of changes in foreign exchange rates		(107)		(485)		(2,051)		(451)		(134)		(28)		(60)		(41)		(3,357)
Changes in value on the recognition of inflation effects		85		471		1,138		275		17		(31)		—		83		2,038
Capitalization of borrowing costs		—		—		16		—		—		—		—		—		16
Cost as of December 31, 2012	Ps.	5,769	Ps.	14,377	Ps.	45,082	Ps.	11,991	Ps.	5,814	Ps.	5,357	Ps.	9,618	Ps.	754	Ps.	98,762

Accumulated Depreciation
Accumulated Depreciation as of January 1, 2011			Ps.	(3,347)	Ps.	(15,829)	Ps.	(4,778)	Ps.	(478)	Ps.	—	Ps.	(2,464)	Ps.	(174)	Ps.	(27,070)
Depreciation for the year				(328)		(2,985)		(948)		(853)	Ps.	—		(533)		(47)		(5,694)
Transfer (to) assets classified as held for sale				(41)		(3)		—		—		—		—		—		(44)
Disposals				6		2,146		154		335				298		67		3,006
Effects of changes in foreign exchange rates				(171)		(525)		(270)		(35)		—		—		(29)		(1,030)
Changes in value on the recognition of inflation effects				(280)		(653)		(202)		—		—		—		(25)		(1,160)

Accumulated Depreciation as of December 31, 2011			Ps.	(4,161)	Ps.	(17,849)	Ps.	(6,044)	Ps.	(1,031)		—	Ps.	(2,699)	Ps.	(208)	Ps.	(31,992)

Accumulated Depreciation	Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2012	Ps.	(4,161)	Ps.	(17,849)	Ps.	(6,044)	Ps.	(1,031)	Ps.	—	Ps.	(2,699)	Ps.	(208)	Ps.	(31,992)
Depreciation for the year		(361)		(3,781)		(1,173)		(1,149)				(639)		(72)		(7,175)
Transfer (to) assets classified as held for sale		1		10		—		—		—		—		(26)		(15)
Disposals		158		951		492		200		—		94		1		1,896
Effects of changes in foreign exchange rates		200		749		303		(5)		—		68		(5)		1,310
Changes in value on the recognition of inflation effects		(288)		(641)		(200)		(3)		—		—		(5)		(1,137)

Accumulated Depreciation as of December 31, 2012	Ps.	(4,451)	Ps.	(20,561)	Ps.	(6,622)	Ps.	(1,988)	Ps.	—	Ps.	(3,176)	Ps.	(315)	Ps.	(37,113)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
As of January 1, 2011	Ps.	4,006	Ps.	6,926	Ps.	16,771	Ps.	3,684	Ps.	2,452	Ps.	3,082	Ps.	4,806	Ps.	455	Ps.	42,182

As of December 31, 2011		5,144		8,905		22,775		4,592		3,084		4,102		5,574		387		54,563

As of December 31, 2012		5,769		9,926		24,521		5,369		3,826		5,357		6,442		439		61,649

During the years ended December 31, 2012 and 2011 the Company capitalized Ps. 16 and Ps. 17, respectively of borrowing costs in relation to Ps. 196 and Ps. 256 in qualifying assets, respectively. The rates used to determine the amounts of borrowing costs eligible for capitalization were 4.3% and 5.8%, respectively.

For the years ended December 31, 2012 and 2011 interest expense, interest income and net foreign exchange losses (gains) are analyzed as follows:

	2012		2011
Interest expense, interest income and foreign exchange losses (gains)	Ps.	1,937	Ps.	325
Amount capitalized (1)		38		185

Net amount in consolidated income statements	Ps.	1,899	Ps.	140

(1)	Amount capitalized in property, plant and equipment and amortized intangible assets.

Commitments to acquisitions of property, plant and equipment are disclosed in Note 25.

12 Intangible Assets, Net

Cost	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Balance as of January 1, 2011	Ps.	41,173	Ps.	—	Ps.	386	Ps.	41,559	Ps.	1,627	Ps.	1,389	Ps.	499	Ps.	226	Ps.	3,741	Ps.	45,300
Purchases		—		—		9		9		221		300		61		48		630		639
Acquisition from business combinations		11,878		4,515		—		16,393		66		3		—		—		69		16,462
Transfer of completed development systems		—		—		—		—		261		(261)		—		—		—		—
Effect of movements in exchange rates		1,072		—		—		1,072		30		—		—		7		37		1,109
Changes in value on the recognition of inflation effect		815		—		—		815		—		—		—		—		—		815
Capitalization of borrowing costs		—		—		—		—		168		—		—		—		168		168

Balance as of December 31, 2011	Ps.	54,938	Ps.	4,515	Ps.	395	Ps.	59,848	Ps.	2,373	Ps.	1,431	Ps.	560	Ps.	281	Ps.	4,645	Ps.	64,493

Cost
Balance as of January 1, 2012	Ps.	54,938	Ps.	4,515	Ps.	395	Ps.	59,848	Ps.	2,373	Ps.	1,431	Ps.	560	Ps.	281	Ps.	4,645	Ps.	64,493
Purchases		—		—		6		6		35		90		166		106		397		403
Acquisition from business combinations		2,973		2,605				5,578		—		—		—		—		—		5,578
Internally developed		—		—		—		—		—		38		—		—		38		38
Adjustments of fair value of past business combinations		(42)		(148)		—		(190)		—		—		—		—		—		(190)
Transfer of completed development systems		—		—		—		—		559		(559)		—		—		—		—
Disposals		—		—		(62)		(62)		(7)		—		—		—		(7)		(69)
Effect of movements in exchange rates		(478)		—		—		(478)		(97)		(3)		—		(3)		(103)		(581)
Changes in value on the recognition of inflation effects		(121)		—		—		(121)		—		—		—		—		—		(121)
Capitalization of borrowing costs		—		—		—		—		—		22		—		—		22		22

Balance as of December 31, 2012	Ps.	57,270	Ps.	6,972	Ps.	339	Ps.	64,581	Ps.	2,863		Ps. 1,019	Ps.	726	Ps.	384		Ps. 4,992		Ps. 69,573

Amortization and Impairment Losses
Balance as of January 1, 2011		Ps. —		Ps. —		Ps. —		Ps. —		Ps. (914)		Ps. —		Ps. (87)		Ps. (46)		Ps. (1,047)		Ps. (1,047)
Amortization expense		—		—		—				(187)		—		(27)		(41)		(255)		(255)
Impairment losses		—		—		(103)		(103)		—		—		—		(43)		(43)		(146)
Effect of movements in exchange rates		—		—		—		—		(15)		—		—		—		(15)		(15)

Balance as of December 31, 2011	Ps.	—	Ps.	—	Ps.	(103)	Ps.	(103)	Ps.	(1,116)	Ps.	—	Ps.	(114)	Ps.	(130)	Ps.	(1,360)	Ps.	(1,463)

Amortization and Impairment Losses	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Balance as of January 1, 2012	Ps.	—	Ps.	—	Ps.	(103)	Ps.	(103)	Ps.	(1,116)	Ps.	—	Ps.	(114)	Ps.	(130)	Ps.	(1,360)	Ps.	(1,463)
Amortization expense		—		—		—		—		(202)		—		(36)		(66)		(304)		(304)
Disposals		—		—		—		—		25		—		—		—		25		25
Effect of movements in exchange rates		—		—		—		—		65		—		—		(3)		62		62

Balance as of December 31, 2012	Ps.	—	Ps.	—	Ps.	(103)	Ps.	(103)	Ps.	(1,228)	Ps.	—	Ps.	(150)	Ps.	(199)	Ps.	(1,577)	Ps.	(1,680)

Carrying Amount
As of January 1, 2011	Ps.	41,173	Ps.	—	Ps.	386	Ps.	41,559		Ps. 713	Ps.	1,389	Ps.	412	Ps.	180	Ps.	2,694	Ps.	44,253

As of December 31, 2011		54,938		4,515		292		59,745		1,257		1,431		446		151		3,285		63,030

As of December 31, 2012		57,270		6,972		236		64,478		1,635		1,019		576		185		3,415		67,893

During the years ended December 31, 2012 and 2011 the Company capitalized Ps. 22 and Ps. 168, respectively of borrowing costs in relation to Ps. 674 and Ps. 1,761 in qualifying assets, respectively. The rates used to determine the amounts of borrowing costs eligible for capitalization were 4.3% and 5.8%, respectively.

For the year ended in December 31, 2012, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 3, Ps. 97 and Ps. 204, respectively.

For the year ended in December 31, 2011, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 4, Ps. 100 and Ps. 151, respectively.

The remaining period for the Company’s intangible assets that are subject to amortization is as follows:

Years
Technology Costs and Management Systems	9-11
Alcohol Licenses	11

Coca-Cola FEMSA impairment Tests for Cash-Generating Units Containing Goodwill

For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be the CGU.

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

	December 31, 2012		December 31, 2011
Mexico	Ps.	47,492	Ps.	42,099
Guatemala		299		325
Nicaragua		407		459
Costa Rica		1,114		1,201
Panama		781		839
Colombia		6,387		6,240
Venezuela		3,236		2,941
Brazil		4,416		5,169
Argentina		110		180

Total	Ps.	64,242	Ps.	59,453

Throughout the year, total goodwill mainly increased due to the acquisition of the Fomento Queretano “FOQUE.”

Goodwill and distribution rights are tested for impairments annually. The recoverable amounts of the CGUs are based on value-in-use calculations. Value in use was determined by discounting the future cash flows generated from the continuing use of the reporting unit using a discount rate.

The key assumptions used for the value-in-use calculations are as follows:

•

Cash flows were projected based on actual operating results and the five-year business plan. Cash flows for a further five-year were forecasted maintaining the same stable growth and margins per country of the last year base. Coca-Cola FEMSA believes that this forecasted period is justified due to the non-current nature of the business and past experiences.

•	Cash flows after the first ten-year period were extrapolated using a perpetual growth rate equal to the expected annual population growth, in order to calculate the terminal recoverable amount.

•	A per CGU-specific Weighted Average Cost of Capital (“WACC”) was applied as a hurdle rate to discount cash flows to get the recoverable amount of the units.

The values assigned to the key assumptions used for the value in use calculations are as follows:

CGU	WACC Real	Expected Annual Long-Term Inflation 2013-2023	Expected Volume Growth Rates 2013-2023
Mexico	5.5%	3.6%	2.8%
Colombia	5.8%	3.0%	6.1%
Venezuela	11.3%	25.8%	2.8%
Costa Rica	7.7%	5.7%	2.8%
Guatemala	8.1%	5.3%	4.0%
Nicaragua	9.5%	6.6%	5.1%
Panama	7.7%	4.6%	3.6%
Argentina	10.7%	10.0%	4.2%
Brazil	5.5%	5.8%	3.8%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). Coca-Cola FEMSA consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

Coca-Cola FEMSA performed an additional impairment sensitivity calculation, taking into account an adverse change of a 100 basis point in the key assumptions noted above, and concluded that no impairment would be recorded.

CGU	Change in WACC	Change in Volume Growth Rate	Effect on Valuation
Mexico	+1.0%	-1.0%	Passes by 3.4x
Colombia	+1.0%	-1.0%	Passes by 6.2x
Venezuela	+1.0%	-1.0%	Passes by 8.1x
Costa Rica	+1.0%	-1.0%	Passes by 3.2x
Guatemala	+1.0%	-1.0%	Passes by 7.0x
Nicaragua	+1.0%	-1.0%	Passes by 4.4x
Panama	+1.0%	-1.0%	Passes by 7.5x
Argentina	+1.0%	-1.0%	Passes by 103x
Brazil	+1.0%	-1.0%	Passes by 12.6x

13 Other Assets, Net and Other Financial Assets

13.1 Other assets, net

	December 31, 2012		December 31, 2011		January 1, 2011
Agreement with customers, net	Ps.	278	Ps.	256	Ps.	186
Long term prepaid advertising expenses		78		113		125
Guarantee deposits (1)		953		948		897
Prepaid bonuses		117		97		84
Advances in acquisitions of property, plant and equipment		973		362		227
Recoverable taxes		93		353		152
Others		331		269		351

	Ps.	2,823	Ps.	2,398	Ps.	2,022

(1)	As is customary in Brazil, the Company has been required by authorities to collaterize tax, legal and labor contingencies by guarantee deposits.

13.2 Other financial assets

	December 31, 2012		December 31, 2011		January 1, 2011
Long term accounts receivable	Ps.	1,110	Ps.	1,895	Ps.	681
Derivative financial instruments		1,144		850		707

	Ps.	2,254	Ps.	2,745	Ps.	1,388

14 Balances and Transactions with Related Parties and Affiliated Companies

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed as follows:

The consolidated statements of financial position and consolidated income statement include the following balances and transactions with related parties and affiliated companies:

	December 31, 2012		December 31, 2011		January 1, 2011
Balances
Due from The Coca-Cola Company (see Note 7) (1)(8)	Ps.	1,835	Ps.	1,157	Ps.	1,030
Balance with BBVA Bancomer, S.A. de C.V.(2)		2,299		2,791		2,944
Balance with Grupo Financiero Banamex, S.A. de C.V.(2)		—		—		2,103
Due from Heineken Company(1)(6)		462		857		425
Due from Grupo Estrella Azul(3)(7)		828		825		—
Other receivables(1)		211		505		295

Due to BBVA Bancomer, S.A. de C.V.(4)	Ps.	1,136	Ps.	1,076	Ps.	960
Due to The Coca-Cola Company(5)(8)		4,088		2,853		1,911
Due to Caffenio(5)(6)		144		—		—
Due to Grupo Financiero Banamex, S.A. de C.V.(4)		—		—		500
Due to British American Tobacco Mexico(5)		395		316		287
Due to Heineken Company(5)(6)		1,939		2,148		1,463
Other payables (5)		488		524		210

(1)	Presented within accounts receivable.
(2)	Presented within cash and cash equivalents.
(3)	Presented within other assets.
(4)	Recorded within bank loans.
(5)	Recorded within accounts payable.
(6)	Associates.
(7)	Joint venture.
(8)	Non controlling interest.

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2012 and 2011, there was no expense resulting from the uncollectibility of balances due from related parties.

Transactions	2012		2011
Income:
Services to Heineken Company (1)	Ps.	2,979	Ps.	2,169
Logistic services to Grupo Industrial Saltillo, S.A. de C.V. (4)		242		241
Sales of Grupo Inmobiliario San Agustin, S.A. shares to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (4)		391		—
Logistic services to Jugos del Valle (1)		431		—
Other revenues from related parties		341		469

Expenses:
Purchase of concentrate from The Coca-Cola Company (3)	Ps.	23,886	Ps.	20,882
Purchases of raw material, beer and operating expenses from Heineken Company (1)		11,013		9,397
Purchase of coffee from Caffenio (1)		342		—
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V. (4)		2,394		2,270
Purchase of cigarettes from British American Tobacco Mexico (4)		2,342		1,964
Advertisement expense paid to The Coca-Cola Company (3)(5)		1,052		872
Purchase of juices from Jugos del Valle, S.A.P.I. de C.V. (1)		1,985		1,564
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (4)		205		128
Purchase of sugar from Beta San Miguel (4)		1,439		1,397
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V. (4)		711		701
Purchase of canned products from IEQSA (1)		483		262
Advertising paid to Grupo Televisa, S.A.B. (4)		124		86
Interest expense paid to Grupo Financiero Banamex, S.A. de C.V. (4)		—		28
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (4)		57		59
Donations to Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (4)		109		81
Donations to Fundación FEMSA, A.C. (4)		864		46
Purchase of plastic bottles from Embotelladora del Atlántico, S.A. (formerly Complejo Industrial Pet, S.A.) (4)		99		56
Purchase of juice and milk powder from Grupo Estrella Azul (2)		—		60
Donations to Difusión y Fomento Cultural, A.C. (4)		29		21
Interest expense paid to The Coca-Cola Company (3)		24		7
Other expenses with related parties		389		321

(1)	Associates.
(2)	Joint Venture.
(3)	Non controlling interest.
(4)	Members of the board of directors in FEMSA participate in board of directors of this entity.
(5)	Net of the contributions from The Coca-Cola Company of Ps. 3,018 and Ps. 2,595, for the years ended in 2012 and 2011, respectively.

Commitments with related parties

Related Party	Commitment	Amount		Conditions
Heineken Company	Supply	Ps.	—	Supply of all beer products in Mexico’s
OXXO stores. The contract may be renewed for five years on additional periods. At the end of the contract OXXO will not hold exclusive contract with another supplier of beer for the next 3 years. Commitment term, Jan 1st, 2010 to Jun 30, 2020.

		Ps.	—

The benefits and aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2012		2011
Short-term employee benefits paid	Ps.	1,022	Ps.	998
Postemployment benefits		161		117
Termination benefits		13		13
Share based payments		275		253

15 Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of each subsidiary of the Company. As of the end and for the years ended on December 31, 2012 and 2011 and as of January 1, 2011, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos are as follows:

	Assets				Liabilities
Balances	Short-Term		Long-Term		Short-Term		Long-Term
As of December 31, 2012
U.S. dollars	Ps.	21,236	Ps.	912	Ps.	6,588	Ps.	14,493
Euros		—		—		38		—
Other currencies		8		—		75		250

Total	Ps.	21,244	Ps.	912	Ps.	6,701	Ps.	14,743

As of December 31, 2011
U.S. dollars	Ps.	13,756		Ps. 1,049		Ps. 2,325		Ps. 7,199
Euros		18		—		41		—
Other currencies		—		—		164		445

Total	Ps.	13,774		Ps. 1,049	Ps.	2,530	Ps.	7,644

As of January 1, 2011
U.S. dollars	Ps.	11,761	Ps.	321	Ps.	1,501	Ps.	6,402
Euros		—		—		245		—
Other currencies		480		—		490		560

Total	Ps.	12,241	Ps.	321	Ps.	2,236	Ps.	6,962

	Incomes				Expenses
Transactions	Revenues	Disposal Shares	Other Revenues	Purchases of Raw Materials	Interest Expense	Consulting Fees	Assets Acquisitions		Other
For the year ended December 31, 2012
U.S. dollars	Ps. 1,631	Ps. 1,127	Ps. 717	Ps. 12,016	Ps. 380	Ps. 13	Ps.	154	Ps.	1,585
Euros	—	—	—	—	—	—		32		10
Other currencies	—	—	—	—	—	—		—		68

Total	Ps. 1,631	Ps. 1,127	Ps. 717	Ps. 12,016	Ps. 380	Ps. 13		Ps.186		Ps. 1,663

For the year ended December 31, 2011
U.S. dollars	Ps. 1,067	Ps. —	Ps. 497	Ps. 9,424	Ps. 319	Ps. 11		Ps. 306	Ps.	1,075
Euros	—	—	—	—	—	—		—		—
Other currencies	—	—	2	—	5	—		—		90

Total	Ps. 1,067	Ps. —	Ps. 499	Ps. 9,424	Ps. 324	Ps. 11	Ps.	306	Ps.	1,165

Mexican peso exchange rates in effect at the dates of the consolidated statements of financial position and at the approval date of the Company’s consolidated financial statements were as follows:

	December 31,		January 1,	April 8,
	2012	2011	2011	2013
U.S. dollar	13.0101	13.9787	12.3817	12.3197
Euro	17.0889	18.0454	16.3881	15.8131

16 Post-Employment and Other Long-Term Employee Benefits

The Company has various labor liabilities for employee benefits in connection with pension, seniority and post-retirement medical benefits. Benefits vary depending upon the country where the individual employees are located. Presented below is a discussion of the Company’s labor liabilities in Mexico, Brazil and Venezuela, which comprise the substantial majority of those recorded in the consolidated financial statements.

16.1 Assumptions

The Company annually evaluates the reasonableness of the assumptions used in its labor liability for post-employment and other non-current employee benefits computations.

Actuarial calculations for pension and retirement plans, seniority premiums and post-retirement medical benefits, as well as the associated cost for the period, were determined using the following long-term assumptions for non-hyperinflationary countries:

Mexico	December 31, 2012	December 31, 2011	January 1, 2011
Financial:
Discount rate used to calculate the defined benefit obligation	7.10%	7.64%	7.64%
Salary increase	4.79%	4.79%	4.79%
Future pension increases	3.50%	3.50%	3.50%
Healthcare cost increase rate	5.10%	5.10%	5.10%
Biometric:
Mortality (1)	EMSSA 82-89	EMSSA 82-89	EMSSA 82-89
Disability (2)	IMSS - 97	IMSS - 97	IMSS - 97
Normal retirement age	60 years	60 years	60 years
Employee turnover table (3)	BMA R 2007	BMA R 2007	BMA R 2007

Measurement date December:

(1)	EMSSA. Mexican Experience of social security.
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.
(3)	BMAR. Actuary experience.

Brazil	December 31, 2012	December 31, 2011	January 1, 2011
Financial:
Discount rate used to calculate the defined benefit obligation	9.30%	9.70%	9.70%
Salary increase	5.00%	5.00%	5.00%
Future pension increases	4.00%	4.00%	4.00%
Biometric:
Mortality (1)	UP84	UP84	UP84
Disability (2)	IMSS - 97	IMSS - 97	IMSS - 97
Normal retirement age	65 years	65 years	65 years
Employee turnover table	Brazil	Brazil	Brazil

Measurement date December:

(1)	UP84. Unisex mortality table.
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.

Venezuela is a hyper-inflationary economy. The actuarial calculations for post-employment benefit (termination indemnity), as well as the associated cost for the period, were determined using the following long-term assumptions which are “real” assumptions (excluding inflation):

Venezuela	December 31, 2012
Financial:
Discount rate used to calculate the defined benefit obligation	1.50%
Salary increase	1.50%
Biometric:
Mortality (1)	EMSSA 82-89
Disability (2)	IMSS - 97
Normal retirement age	65 years
Employee turnover table (3)	BMA R 2007

Measurement date December:

(1)	EMSSA. Mexican Experience of social security.
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.
(3)	BMAR. Actuary experience.

In Mexico the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of Mexican Federal Government Treasury Bond (known as CETES in Mexico).

In Brazil the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of fixed long term bonds of Federal Republic of Brazil.

In Venezuela the methodology used to determine the discount rate started with reference to the interest rate bonds of similar denomination issued by the Republic of Venezuela, with subsequent consideration of other economic assumptions appropriate for hyper-inflationary economy. Ultimately, the discount rates disclosed in the table below are calculated in real terms (without inflation).

In Mexico upon retirement, the Company purchases an annuity for the employee, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums	Post Retirement Medical Services	Post- employment (Venezuela)	Total
2013	Ps.472	Ps.20	Ps.14	Ps.37	Ps.543
2014	256	19	13	27	315
2015	261	21	13	21	316
2016	234	23	13	18	288
2017	345	26	13	17	401
2018 to 2022	1,738	175	55	79	2,047

16.2	Balances of the liabilities for post-employment and other long-term employee benefits

	December 31, 2012		December 31, 2011		January 1, 2011
Pension and Retirement Plans:
Defined benefit obligation	Ps.	4,495	Ps.	3,972	Ps.	3,297
Pension plan funds at fair value		(2,043)		(1,927)		(1,501)

Net defined benefit liability		2,452		2,045		1,796
Effect due to asset ceiling		105		127		199

Net defined benefit liability after asset ceiling	Ps.	2,557	Ps.	2,172	Ps.	1,995

Seniority Premiums:
Defined benefit obligation	Ps.	324	Ps.	241	Ps.	154
Seniority premium plan funds at fair value		(18)		(19)		—

Net defined benefit liability	Ps.	306	Ps.	222	Ps.	154

Postretirement Medical Services:
Defined benefit obligation	Ps.	267	Ps.	235	Ps.	232
Medical services funds at fair value		(49)		(45)		(43)

Net defined benefit liability	Ps.	218	Ps.	190	Ps.	189

Post-employment:
Defined benefit obligation	Ps.	594	Ps.	—	Ps.	—
Post-employment plan funds at fair value		—		—		—

Net defined benefit liability (asset)	Ps.	594	Ps.	—	Ps.	—

Total post-employment and other long-term employee benefits	Ps.	3,675	Ps.	2,584	Ps.	2,338

The net defined benefit liability of the pension and retirement plan includes an asset generated in Brazil (the following information is included in the consolidated information of the tables above), which is as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Defined benefit obligation	Ps.313	Ps.370	Ps.345
Pension plan funds at fair value	(589)	(616)	(595)

Net defined benefit asset	(276)	(246)	(250)
Effect due to asset ceiling	105	127	199

Net defined benefit asset after asset ceiling	Ps.(171)	Ps.(119)	Ps.(51)

16.3	Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

Type of Instrument	December 31, 2012	December 31, 2011	January 1, 2011
Fixed return:
Traded securities	10%	7%	8%
Bank instruments	5%	2%	6%
Federal government instruments of the respective countries	65%	76%	67%
Variable return:
Publicly traded shares	20%	15%	19%

	100%	100%	100%

In Mexico, the regulatory framework for pension plans is established in the Income Tax Law and its Regulations, the Federal Labor Law and the Mexican Social Security Institute Law. None of these laws establish minimum funding levels or a minimum required level of contributions.

In Brazil, the regulatory framework for pension plans is established by the Brazilian Social Security Institute (INSS), which indicates that the contributions must be made by the Company and the workers.

In Venezuela, the regulatory framework for post-employment benefits is established by the Organic Labor Law for Workers (LOTTT) . The organic nature of this law means that its purpose is to defend constitutional rights, and therefore has precedence over other laws.

In Mexico, the Income Tax Law requires that, in the case of private plans, certain notifications must be submitted to the authorities and a certain level of instruments must be invested in Federal Government securities among others.

The Company’s various pension plans have a technical committee that is responsible for verifying the correct operation of the plans with regard to the payment of benefits, actuarial valuations of the plan, and supervise the trustee. The committee is responsible for determining the investment portfolio and the types of instruments the fund will be invested in. This technical committee is also responsible for reviewing the correct operation of the plans in all of the countries in which the Company has these benefits.

The risks related to the Company’s employee benefit plans are primarily attributable to the plan assets. The Company’s plan assets are invested in a diversified portfolio, which considers the term of the plan so as to invest in assets whose expected return coincides with the estimated future payments.

Since the Mexican Tax Law limits the plan asset investment to 10% for related parties, this risk is not considered to be significant for purposes of the Company’s Mexican subsidiaries.

The Company’s policy is to invest at least 30% of the fund assets of the Mexico plan in Mexican Federal Government instruments. Guidelines for the target portfolio have been established for the remaining percentage and investment decisions are made to comply with these guidelines insofar as the market conditions and available funds allow.

In Brazil, the investment target is to obtain the consumer price index (inflation), plus six percent. Investment decisions are made to comply with this guideline insofar as the market conditions and available funds allow.

On May 7, 2012, the President of Venezuela amended the LOTTT, which establishes a minimum level of social welfare benefits to which workers have a right when their labor relationship ends for whatever reason. This benefit is computed based on the last salary received by the worker and retroactive to June 19, 1997 for any employee who joined the Company prior to that date. For employees who joined the Company after June 19, 1997, the benefit is computed based on the date on which the employee joined the Company. An actuarial computation was performed using the projected unit credit method to determine the amount of the labor obligations that arise, and the Company recorded Ps. 381 in the other expenses caption in the consolidated income statement reflecting past service costs (see Note 19).

In Mexico, the amounts and types of securities of the Company in related parties included in plan assets are as follows:

	December 31,		December 31,		January 1,
	2012		2011		2011
Debt:
CEMEX, S. A. B. de C.V.	Ps.	—	Ps.	—	Ps.	20
BBVA Bancomer, S. A. de C.V.		10		30		11
Grupo Televisa, S. A. B. de C.V.		3		3		—
Grupo Financiero Banorte, S. A. B. de C.V.		8		7		—
Coca-Cola FEMSA		—		2		2
El Puerto de Liverpool, S. A.B. de C.V.		5		—		—
Grupo Industrial Bimbo, S. A. B. de C. V.		3		2		2
Capital:
FEMSA		70		58		97
Coca-Cola FEMSA		8		5		—
Grupo Televisa, S. A. B. de C.V.		10		—		8
Alfa, S. A. B. de C. V.		5		—		—
Grupo Aeroportuario del Sureste, S. A. B. de C.V.		8		—		—

In Brazil, the amounts and types of securities of the Company included in plan assets are as follows:

	December 31,		December 31,		January 1,
Brazil Portfolio	2012		2011		2011
Debt:
HSBC—Sociedad de inversión Atuarial INPC (Brazil)	Ps.	485	Ps.	509	Ps.	461
Capital:
HSBC—Sociedad de inversión Atuarial INPC (Brazil)		104		107		134

During the years ended December 31, 2012 and 2011, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year.

16.4 Amounts recognized in the consolidated income statements and the consolidated statement of comprehensive income

	Income Statement								OCI
December 31, 2012	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability (1)
Pension and retirement plans	Ps.	184	Ps.	—	Ps.	1	Ps.	136	Ps.	499
Seniority premiums		42		—		—		17		38
Postretirement medical services		8		—		—		14		25
Post-employment Venezuela		49		381		—		63		71

Total	Ps.	283	Ps.	381	Ps.	1	Ps.	230	Ps.	633

December 31, 2011
Pension and retirement plans	Ps.	164	Ps.	—	Ps.	5	Ps.	151	Ps.	272
Seniority premiums		30		—		—		12		3
Postretirement medical services		9		—		(6)		14		1

Total	Ps.	203	Ps.	—	Ps.	(1)	Ps.	177	Ps.	276

(1)	Interests due to asset ceiling amounted to Ps. 11 and Ps. 19 in 2012 and 2011, respectively.

For the years ended December 31, 2012 and 2011, current service cost of Ps. 283 and Ps. 203 have been included in the consolidated income statement as cost of goods sold and in administrative and selling expenses.

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows:

	December 31, 2012		December 31, 2011
Amount accumulated in other comprehensive income as of the beginning of the period, net of tax	Ps.	190	Ps.	131
Actuarial gains and losses arising from exchange rates		(13)		—
Remeasurements during the year, net of tax		20		119
Actuarial gains and losses arising from changes in financial assumptions		281		—
Changes in the effect of limiting a net defined benefit asset to the asset ceiling		(9)		(60)

Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	469	Ps.	190

Remeasurements of the net defined benefit liability include the following:

•	The return on plan assets, excluding amounts included in interest expense.

•	Actuarial gains and losses arising from changes in demographic assumptions.

•	Actuarial gains and losses arising from changes in financial assumptions.

•	Changes in the effect of limiting a net defined benefit asset to the asset ceiling, excluding amounts included in interest expense.

16.5 Changes in the balance of the defined benefit obligation for post-employment and other long-term employee benefits

	December 31, 2012		December 31, 2011
Pension and Retirement Plans:
Initial balance	Ps.	3,972	Ps.	3,297
Current service cost		185		164
Interest expense		288		263
Settlement		1		5
Remeasurements of the net defined benefit liability		238		85
Foreign exchange (gain) loss		(67)		45
Benefits paid		(154)		(142)
Acquisitions		32		255

Ending balance	Ps.	4,495	Ps.	3,972

Seniority Premiums:
Initial balance	Ps.	241	Ps.	154
Current service cost		42		30
Interest expense		19		12
Curtailment		(2)		—
Remeasurements of the net defined benefit liability		33		2
Benefits paid		(23)		(19)
Acquisitions		14		62

Ending balance	Ps.	324	Ps.	241

Postretirement Medical Services:
Initial balance	Ps.	235	Ps.	232
Current service cost		8		9
Interest expense		17		15
Curtailment		—		(6)
Remeasurements of the net defined benefit liability		25		—
Benefits paid		(18)		(15)

Ending balance	Ps.	267	Ps.	235

Post-employment:
Initial balance	Ps.	—	Ps.	—
Current service cost		48		—
Past service cost		381		—
Interest expense		63		—
Remeasurements of the net defined benefit liability		108		—
Benefits paid		(6)		—

Ending balance	Ps.	594	Ps.	—

16.6 Changes in the balance of plan assets

	December 31, 2012		December 31, 2011
Total Plan Assets
Initial balance	Ps.	1,991	Ps.	1,544
Actual return on trust assets		145		53
Foreign exchange (gain) loss		(91)		6
Life annuities		29		152
Benefits paid		(12)		(12)
Acquisitions		48		248

Ending balance	Ps.	2,110	Ps.	1,991

As a result of the Company’s investments in life annuities plan for qualified employees of Mexican Subsidiaries, management does not expect to make material contributions to plan assets during the following fiscal year.

16.7 Variation in assumptions

The Company decided that the relevant actuarial assumptions that are subject to sensitivity and valuated through the projected unit credit method, are the discount rate, the salary increase rate and healthcare cost increase rate. The reasons for choosing these assumptions are as follows:

•	Discount rate: The rate that determines the value of the obligations over time.

•	Salary increase rate: The rate that considers the salary increase which implies an increase in the benefit payable.

•	Healthcare cost increase rate: The rate that considers the trends of health care costs which implies an impact on the postretirement medical service obligations and the cost for the year.

The following table presents the impact in absolute terms of a variation of 1% in the significant actuarial assumptions on the net defined benefit liability associated with the Company’s defined benefit plans:

+1%:	Income Statement								OCI
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability (Asset)
Pension and retirement plans	Ps.	161	Ps.	—	Ps.	1	Ps.	128	Ps.	104
Seniority premiums		38		—		—		17		5
Postretirement medical services		6		—		—		15		(7)
Post-employment		34		320		—		52		15

Total	Ps.	239	Ps.	320	Ps.	1	Ps.	212	Ps.	117

Expected salary increase
Pension and retirement plans	Ps.	215	Ps.	—	Ps.	1	Ps.	161	Ps.	793
Seniority premiums		48		—		—		20		73
Post-employment		58		511		—		85		302

Total	Ps.	321	Ps.	511	Ps.	1	Ps.	266	Ps.	1,168

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	10	Ps.	—	Ps.	—	Ps.	17	Ps.	63

-1%:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability
Pension and retirement plans	Ps.	217	Ps.	—	Ps.	1	Ps.	148	Ps.	917
Seniority premiums		47		—		—		19		72
Postretirement medical services		10		—		—		15		65
Post-employment		51		457		—		76		225

Total	Ps.	325	Ps.	457	Ps.	1	Ps.	258	Ps.	1,279

Expected salary increase
Pension and retirement plans	Ps.	163	Ps.	—	Ps.	1	Ps.	123	Ps.	228
Seniority premiums		37		—		—		15		3
Post-employment		29		279		—		45		(44)

Total	Ps.	229	Ps.	279	Ps.	1	Ps.	183	Ps.	187

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	6	Ps.	—	Ps.	—	Ps.	12	Ps.	(6)

16.8 Post-employment and other long-term employee benefits expense

For the years ended December 31, 2012 and 2011, employee benefits expenses recognized in the consolidated income statements are as follows:

	2012		2011
Post employment benefits	Ps.	283	Ps.	203
Post employment benefits recognized in other expenses (see Note 19)		381		—
Share-based payments		275		253
Termination benefits		541		411

	Ps.	1,480	Ps.	867

17 Bonus Program

17.1 Quantitative and qualitative objectives

The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives, and special projects.

The quantitative objectives represent approximately 50% of the bonus, and are based on the Economic Value Added (“EVA”) methodology. The objective established for the executives at each entity is based on a combination of the EVA per entity and the EVA generated by the Company, calculated at approximately 70% and 30%, respectively. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

The bonus amount is determined based on each eligible participant’s level of responsibility and based on the EVA generated by the applicable business unit the employee works for. This formula is established by considering the level of responsibility within the organization, the employees’ evaluation and competitive compensation in the market. The bonus is granted to the eligible employee on an annual basis and after withholding applicable taxes. The Company contributes the individual employee’s special bonus (after taxes) in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), who then uses the funds to purchase FEMSA or Coca-Cola FEMSA shares (as instructed by the Administrative Trust’s Technical Committee), which are then allocated to such employee.

17.2 Share-based payment bonus plan

The Company has implemented a stock incentive plan for the benefit of its senior executives. As discussed above, this plan uses as its main evaluation metric the Economic Value Added, or EVA. Under the EVA stock incentive plan, eligible employees are entitled to receive a special annual bonus, to be paid in shares of FEMSA or Coca-Cola FEMSA, as applicable or (2) stock options (the plan considers providing stock options to employees; however, since inception only shares of FEMSA or Coca-Cola FEMSA have been granted).

The plan is managed by FEMSA’s chief executive officer (CEO), with the support of the board of directors, together with the CEO of the respective sub-holding company. FEMSA’s Board of Directors is responsible for approving the plan’s structure, and the annual amount of the bonus. Each year, FEMSA’s CEO in conjunction with the Evaluation and Compensation Committee of the board of directors and the CEO of the respective sub-holding company determine the employees eligible to participate in the plan and the bonus formula to determine the number of shares to be received, which vest ratably over a six year period. On such date, the Company and the eligible employee agree to the share-based payment arrangement, being when it and the counterparty have a shared understanding of the terms and conditions of the arrangement. FEMSA accounts for its share-based payment bonus plan as an equity-settled share based payment transaction as it will ultimately settle its obligations with its employees by issuing its own shares or those of its subsidiary Coca-Cola FEMSA.

The Administrative Trust tracks the individual employees’ account balance. FEMSA created the Administrative Trust with the objective of administering the purchase of FEMSA and Coca-Cola FEMSA shares by each of its subsidiaries with eligible executives participating in the stock incentive plan. The Administrative Trust’s objectives are to acquire FEMSA shares, or shares of Coca- Cola FEMSA and to manage the shares granted to the individual employees based on instructions set forth by the Technical Committee. Once the shares are acquired following the Technical Committee’s instructions, the Administrative Trust assigns to each participant their respective rights. As the trust is controlled and therefore consolidated by FEMSA, shares purchased in the market and held within the Administrative Trust are presented as treasury stock (as it relates to FEMSA’s shares) or as a reduction of the noncontrolling interest (as it relates to Coca-Cola FEMSA’s shares) in the consolidated statement of changes in equity, line issuance (repurchase) of shares associated with share-based payment plans. Should an employee leave prior to their shares vesting, they would lose the rights to such shares, which would then remain within the Administrative Trust and be able to be reallocated to other eligible employees as determined by the Company. The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. For the years ended December 31, 2012 and 2011, the compensation expense recorded in the consolidated income statement amounted to Ps. 275 and Ps.

253, respectively.

All shares held in the Administrative Trust are considered outstanding for diluted earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

As of December 31, 2012 and 2011, the number of shares held by the trust associated with the Company’s share based payment plans is as follows:

	Number of Shares
	FEMSA UBD		KOFL
	2012	2011	2012	2011
Beginning balance	9,400,083	10,197,507	2,714,552	3,049,376
Shares acquired by the Administrative Trust and granted to employees	2,390,815	2,438,590	749,830	651,870
Shares released from Administrative trust to employees upon vesting	(3,374,871)	(3,236,014)	(1,042,506)	(986,694)
Forfeitures	—	—	—	—

Ending balance	8,416,027	9,400,083	2,421,876	2,714,552

The fair value of the shares held by the trust as of the end of December 31, 2012 and 2011 was Ps. 1,552 and Ps. 1,297, respectively, based on quoted market prices of those dates.

18 Bank Loans and Notes Payables

	At December 31, (1)					2018 and	Carrying Value at December 31,	Fair Value at December 31,	Carrying Value at December 31,	Carrying Value at January 1,
(in millions of Mexican pesos)	2013	2014	2015	2016	2017	Thereafter	2012	2012	2011 (1)	2011 (1)
Short-term debt:
Fixed rate debt:
Argentine pesos
Bank loans	Ps. 291	Ps.—	Ps.—	Ps. —	Ps. —	Ps.—	Ps. 291	Ps. 291	Ps. 325	Ps. 506
Interest rate	19.2%	—	—	—	—	—	19.2%		14.9%	15.3%
Mexican pesos
Finance leases	—	—	—	—	—	—	—	—	18	—
Interest rate	—	—	—	—	—	—	—		6.9%	—
Variable rate debt:
Colombian pesos
Bank loans	—	—	—	—	—	—	—	—	295	1,072
Interest rate	—	—	—	—	—	—	—		6.8%	4.4%
Brazilian Reais
Bank loans	19	—	—	—	—	—	19	19	—	—
Interest rate	8.1%	—	—	—	—	—	8.1%		—	—
U.S. dollars (bank loans)	3,903	—	—	—	—	—	3,903	3,899	—	—
Interest rate	0.6%	—	—	—	—	—	0.6%		—	—

Total short-term debt	Ps. 4,213	Ps.—	Ps.—	Ps.—	Ps.—	Ps.—	Ps. 4,213	Ps. 4,209	Ps. 638	Ps. 1,578

Long-term debt:
Fixed rate debt:
Argentine pesos
Bank loans	180	336	13	—	—	—	529	514	595	684
Interest rate	18.7%	20.7%	15.0%	—	—	—	19.9%		16.4%	16.5%
Brazilian reais
Bank loans	17	21	21	21	19	20	119	114	82	81
Interest rate	3.8%	3.6%	3.6%	3.6%	3.6%	4.5%	3.8%		4.5%	4.5%
Finance leases	4	4	3	—	—	—	11	11	17	21
Interest rate	4.5%	4.5%	4.5%	—	—	—	4.5%		4.5%	4.5%
U.S. dollars
Yankee Bond	—	—	—	—	—	6,458	6,458	7,351	6,940	6,121
Interest rate	—	—	—	—	—	4.6%	4.6%		4.6%	4.6%
Finance leases	—	—	—	—	—	—	—	—	—	4
Interest rate	—	—	—	—	—	—	—		—	3.8%
Mexican pesos
Units of investment
(UDIs)	—	—	—	—	3,567	—	3,567	3,567	3,337	3,193
Interest rate	—	—	—	—	4.2%	—	4.2%		4.2%	4.2%
Domestic senior notes	—	—	—	—	—	2,495	2,495	2,822	2,495	—
Interest rate	—	—	—	—	—	8.3%	8.3%		8.3%	—

Subtotal	Ps. 201	Ps. 361	Ps. 37	Ps. 21	Ps. 3,586	Ps. 8,973	Ps. 13,179	Ps. 14,379	Ps. 13,466	Ps. 10,104

(1)	All interest rates are weighted average annual rates.

								Fair
	At December 31, (1)					2018 and	December 31,	Value at December 31,	December 31,	January 1,
(in millions of Mexican pesos)	2013	2014	2015	2016	2017	Thereafter	2012	2012	2011 (1)	2011 (1)
Variable rate debt:
U. S. dollars
Bank loans	Ps. 195	Ps. 2,600	Ps. 5,195	Ps.—	Ps.—	Ps. —	Ps. 7,990	Ps. 8,008	Ps. 251	Ps. 222
Interest rate	0.6%	0.9%	0.9%	—	—	—	0.9%		0.7%	0.6%
Mexican pesos
Domestic senior notes	3,500	—	—	2,511	—	—	6,011	5,999	8,843	8,000
Interest rate	4.8%	—	—	5.0%	—		5.0%		4.7%	4.8%
Bank loans	266	1,370	2,744	—	—	—	4,380	4,430	4,550	4,340
Interest rate	5.1%	5.1%	5.1%	—	—	—	5.1%		5.0%	5.1%
Argentine pesos
Bank loans	106	—	—	—	—	—	106	106	130	—
Interest rate	22.9%	—	—	—	—	—	22.9%		27.3%	—
Brazilian reais
Bank loans	—	106	—	—	—	—	106	—	—	—
Interest rate	—	8.9%	—	—	—	—	8.9%		—	—
Finance leases	36	40	43	30	—	—	149	149	193	—
Interest rate	10.5%	10.5%	10.5%	10.5%	—		10.5%		11.0%	—
Colombian pesos
Bank loans	—	1,023	—	—	—	—	1,023	990	935	994
Interest rate	—	6.8%	—	—	—	—	6.8%		6.1%	4.7%
Finance leases	185	—	—	—	—	—	185	186	386	—
Interest rate	6.8%	—	—	—	—	—	6.8%		6.6%	—

Subtotal	4,288	5,139	7,982	2,541	—	—	19,950	19,868	15,288	13,556

Total long-term debt	Ps. 4,489	Ps. 5,500	Ps. 8,019	Ps. 2,562	Ps. 3,586	Ps. 8,973	Ps. 33,129	Ps. 34,247	Ps. 28,754	Ps. 23,660
Current portion of long-term debt							(4,489)		(4,935)	(1,725)

							Ps. 28,640		Ps. 23,819	Ps. 21,935

(1) All interest rates are weighted average annual rates.

Hedging Derivative Financial Instruments (1)	2013	2014	2015	2016	2017	2018 and Thereafter	2012		2011	January 1, 2011
	(notional amounts in millions of Mexican pesos)
Cross currency swaps:
Units of investments to
Mexican pesos and variable rate:	—	—	—	2,500	—	—	2,500		2,500	2,500
Interest pay rate	—	—	—	4.7%	—	—	4.7%		4.6%	4.7%
Interest receive rate	—	—	—	4.2%	—	—	4.2%		4.2%	4.2%
U. S. dollars to Mexican pesos:
Variable to variable	—	2,553	—	—	—	—	2,553		—	—
Interest pay rate	—	3.7%	—	—	—	—	3.7%		—	—
Interest receive rate	—	1.4%	—	—	—	—	1.4%		—	—

Interest rate swap:
Mexican pesos
Variable to fixed rate:	3,787	575	1,963	—	—	—	6,325		6,638	5,260
Interest pay rate	8.2%	8.4%	8.6%	—	—	—	8.4%		8.3%	8.1%
Interest receive rate	4.9%	5.1%	5.1%	—	—	—	5.0%		4.9%	4.9%

(1)	All interest rates are weighted average annual rates.

For the years ended December 31, 2012 and 2011, interest expense is comprised as follows:

	2012	2011
Interest on debts and borrowings	Ps. 2,029	Ps. 2,083
Finance charges payable under capitalized interest	(38)	(185)
Finance charges for employee benefits	230	177
Derivative instruments	142	111
Finance operating charges	98	103
Finance charges payable under finance leases	45	13

	Ps. 2,506	Ps. 2,302

On December 4, 2007, the Company obtained the approval from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) for the issuance of long-term domestic senior notes (“Certificados Bursátiles”) in the amount of Ps. 10,000 (nominal amount) or its equivalent in investment units. As of December 31, 2012, the Company has issued the following domestic senior notes: i) on December 7, 2007, the Company issued domestic senior notes composed of Ps. 3,500 (nominal amount) with a maturity date on November 29, 2013 and a floating interest rate; ii) on December 7, 2007, the Company issued domestic senior notes in the amount of 637,587,000 investment units (Ps. 2,500 nominal amount), with a maturity date on November 24, 2017 and a fixed interest rate, iii) on May 26, 2008, the Company issued domestic senior notes composed of Ps. 1,500 (nominal amount), with a maturity date on May 23, 2011 and a floating interest rate, which was paid at maturity.

Coca-Cola FEMSA has the following domestic senior notes: a) issued in the Mexican stock exchange: i) Ps. 2,500 (nominal amount) with a maturity date in 2016 and a variable interest rate and ii) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.3%; b) issued in the NYSE a Yankee Bond of $500 with interest at a fixed rate of 4.6% and maturity date on February

15, 2020. Propimex, S. de R.L. de C.V. (subsidiary) guaranteed these notes.

During 2012, Coca-Cola FEMSA contracted the following bilateral Bank loans denominated in U.S. dollars: i) $300 (nominal amount) with a maturity date in 2013 and variable interest rate, ii) $200 (nominal amount) with a maturity date in 2014 and variable interest rate and $400 (nominal amount) with a maturity date in 2015 and variable interest rate.

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

19 Other Income and Expenses

	2012	2011
Gain on sale of shares (see Note 4)	Ps. 1,215	Ps.	—
Gain on sale of long-lived assets	132		95
Sale of waste material	43		40
Write off-contingencies	76		80
Others	279		166

Other income	Ps. 1,745	Ps.	381

Contingencies associated with prior acquisitions or disposals	213		226
Impairment of non current assets	384		146
Disposal of long-lived assets (1)	133		656
Foreign exchange	40		11
Securities taxes from Colombia	40		197
Severance payments	349		256
Donations (2)	200		200
Effect of new labor law (LOTTT) (see Note 16) (3)	381		—
Other	233		380

Other expenses	Ps. 1,973	Ps.	2,072

(1)	Charges related to fixed assets retirement from ordinary operations and other long-lived assets.
(2)	In this caption are included the gain on the sale of 45% interest held by FEMSA in the parent companies of the Mareña Renovables Wind Power Farm (see Note 10) offsetting to the donation made to Fundación FEMSA, A. C. (see Note 14).
(3)	This amount relates to the past service cost related to post-employment by Ps. 381 as a result of the effect of the change in LOTTT and it is included in the consolidated income statement under the “Other expenses” caption.

20 Financial Instruments

Fair Value of Financial Instruments

The Company uses a three-level fair value hierarchy to prioritize the inputs used to measure the fair value of its financial instruments. The three input levels are described as follows:

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

The Company measures the fair value of its financial assets and liabilities classified as level 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2012 and 2011 and as of January 1, 2011:

	December 31, 2012		December 31, 2011		January 1, 2011
	Level 1	Level 2	Level 1	Level 2	Level 1	Level 2
Available-for-sale investments	12		330		66
Derivative financial instrument (current asset)		106		530		15
Derivative financial instrument (non-current asset)		1,144		850		707
Derivative financial instrument (current liability)		279		5		8
Derivative financial instrument (non-current liability)		212		563		651

The Company has no assets or liabilities classified as level 3 for fair value measurement.

20.1 Total debt

The fair value of bank and syndicated loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2012 and 2011 and as of January 1, 2011, which is considered to be level 1 in the fair value hierarchy.

	2012	2011	January 1, 2011
Carrying value	Ps. 37,342	Ps. 29,392	Ps. 25,238
Fair value	38,456	30,302	25,451

20.2 Interest rate swaps

The Company uses interest rate swaps to offset the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value. The fair value is estimated using formal technical models. The valuation method involves discounting to present value the expected cash flows of interest, calculated from the rate curve of the cash flow currency, and expresses the net result in the reporting currency. Changes in fair value are recorded in cumulative other comprehensive income, net of taxes until such time as the hedged amount is recorded in the consolidated income statements.

At December 31, 2012, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount	Fair Value Liability December 31, 2012	Asset
2013	Ps. 3,787	Ps. (82)	Ps. 5
2014	575	(33)	2
2015	1,963	(160)	5

At December 31, 2011 the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount	Fair Value Liability December 31, 2011		Asset
2012	Ps. 1,600	Ps.	(16)	Ps. 4
2013	3,812		(181)	—
2014	575		(45)	2
2015	1,963		(189)	5

A portion of certain interest rate swaps do not meet the criteria for hedge accounting; consequently, changes in the estimated fair value of these portions were recorded within the consolidated income statements under the caption “market value gain(loss) on financial instruments.”

The net effect of expired contracts treated as hedges are recognized as interest expense within the consolidated income statements.

20.3 Forward agreements to purchase foreign currency

The Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies. Foreign exchange forward contracts measured at fair value are designated hedging instruments in cash flow hedge of forecast inflows in Euros and forecast purchases of raw materials in U. S. dollars. These forecast transactions are highly probable.

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. The price agreed in the instrument is compared to the current price of the market forward currency and is discounted to present value of the rate curve of the relevant currency. Changes in the fair value of these forwards are recorded as part of cumulative other comprehensive income, net of taxes. Net gain/loss on expired contracts is recognized as part of cost of goods sold when the raw material is included in sale transaction, and as a part of foreign exchange when the inflow in Euros are received.

Net changes in the fair value of forward agreements that do not meet hedging criteria for hedge accounting are recorded in the consolidated income statements under the caption “market value gain (loss) on financial instruments.”

At December 31, 2012, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount	Fair Value Asset Decembe r 31, 2012
2013	Ps. 2,803	Ps. 36

At December 31, 2011, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount	Fair Value Asset December 31, 2011
2012	Ps. 2,933	Ps. 183

20.4 Options to purchase foreign currency

The Company has entered into a collar strategy to reduce its exposure to the risk of exchange rate fluctuations. A collar is a strategy that limits the exposure to the risk of exchange rate fluctuations in a similar way as a forward agreement.

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. They are valued based on the Black & Scholes model, doing a split in the intrinsic and extrinsic value. Changes in the fair value of these options, corresponding to the intrinsic value are initially recorded as part of cumulative other comprehensive income, net of taxes. Changes in the fair value, corresponding to the extrinsic value are recorded in the consolidated income statements under the caption “market value gain (loss) on financial instruments,” as part of the consolidated net income. Net gain (loss) on expired contracts is recognized as part of cost of goods sold when the raw material is affecting the cost of good sold.

At December 31, 2012, the Company had the following outstanding collars to purchase foreign currency (composed of a call and a put option with different strike levels with the same notional amount and maturity):

Maturity Date	Notional Amount	Fair Value Asset December 31, 2012
2013	Ps. 982	Ps. 47

At December 31, 2011, the Company had the following outstanding collars to purchase foreign currency (composed of a call and a put option with different strike levels with the same notional amount and maturity):

Maturity Date	Notional Amount	Fair Value Asset December 31, 2011
2012	Ps. 1,901	Ps. 300

20.5 Cross-currency swaps

The Company has contracted for a number of cross-currency swaps to reduce its exposure to risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U. S. dollars and other foreign currencies. Cross-Currency swaps contracts are designated as hedging instruments through which the Company changes dollar and Units of Investments (UDIs) denominated debt to Mexican Peso denominated debt.

These instruments are recognized in the consolidated statement of financial position at their estimated fair value which is estimated using formal technical models. The valuation method involves discounting to present value the expected cash flows of interest, calculated from the rate curve of the cash flow currency, and expresses the net result in the reporting currency. The Company has contracts that are designated as fair value hedges. The fair values changes related to those cross currency swaps are recorded under the caption “market value gain (loss) on financial instruments,” net of changes related to the long-term liability, within the consolidated income statements.

The Company has Cross-Currency contracts designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value. Changes in fair value are recorded in cumulative other comprehensive income, net of taxes until such time as the hedge amount is recorded in the consolidated income statement.

At December 31, 2012, the Company had the following outstanding cross currency swap agreements:

Maturity Date	Notional Amount	Fair Value Asset December 31, 2012
2014	Ps.2,553	Ps.	46
2017	2,711		1,089

At December 31, 2011, the Company had the following outstanding cross currency swap agreements:

Maturity Date	Notional Amount	Fair Value Asset December 31, 2011
2017	Ps. 2,500	Ps. 860

20.6 Commodity price contracts

The Company has entered into various commodity price contracts to reduce its exposure to the risk of fluctuation in the costs of certain raw material. Those commodities contracts are designated as hedging instruments of purchases of sugar and aluminum.

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value. The fair value is estimated based on the market valuations to terminate the contracts at the closing date of the period. Commodity price contracts are valued by the Company, based on publicly quoted prices in futures market of Intercontinental Exchange. Changes in the fair value were recorded as part of cumulative other comprehensive income, net of taxes.

The fair value of expired commodity price contract was recorded in cost of sales where the hedged item was recorded. At December 31, 2012, the Company had the following outstanding commodity price contract:

Maturity Date	Notional Amount	Fair Value Liability December 31, 2012
2013	Ps. 1,902	Ps. (156)
2014	856	(34)
2015	213	(10)

At December 31, 2011, the Company had the following outstanding commodity price contract:

Maturity Date	Notional Amount	Fair Value Liability December 31, 2011
2012	Ps. 427	Ps. (14)
2013	327	(5)

20.7 Net effects of expired contracts that met hedging criteria

Type of Derivatives	Impact in Consolidated Income Statement	2012	2011
Interest rate swaps	Interest expense	Ps. (147)	Ps. (120)
Forward agreements to purchase foreign currency	Foreign exchange	126	—
Cross-currency swaps	Foreign Exchange / Interest expense	(44)	8
Commodity price contracts	Cost of goods sold	6	257
Options to purchase foreign currency	Cost of goods sold	13	—
Forward agreements to purchase foreign currency	Cost of goods sold	—	21

20.8 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes

Some Interest Rate Swaps do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value were recorded in the consolidated results as part of market value gain (loss) on financial instruments.

Type of Derivatives	Impact in Consolidated Income Statement	2012	2011
Cross-currency swaps	Market value loss on financial instruments	(2)	(2)

20.9 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2012	2011
Cross-currency swaps	Market value gain (loss) on financial instruments	42	(144)
Interest rate swaps		(4)	—
Others		(29)	37

20.10 Market risk

Market risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market prices. Market prices include currency risk and commodity price risk.

The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and commodity prices. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk, and commodity prices risk including:

•	Forward Agreements to Purchase Foreign Currency in order to reduce its exposure to the risk of exchange rate fluctuations.

•	Cross-Currency Swaps in order to reduce its exposure to the risk of exchange rate fluctuations.

•	Commodity price contracts in order to reduce its exposure to the risk of fluctuation in the costs of certain raw materials.

The Company tracks the fair value (mark to market) of our derivative financial instruments and its possible changes using scenario analyses.

The following disclosures provide a sensitivity analysis of the market risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to foreign exchange rates and commodity prices, which it considers in its existing hedging strategy:

Foreign Currency Risk(1)(2)	Change in Exchange Rate	Effect on Equity	Effect on Profit or Loss
2012
FEMSA	+9% EUR/+11% USD	Ps. (250)	Ps.	—
	-9% EUR/-11% USD	104		—
Coca-Cola FEMSA	-11% USD	(438)		—
2011
FEMSA	+13% EUR/+15% USD	Ps. (189)	Ps.	—
	-13% EUR/-15% USD	191		—
Coca-Cola FEMSA	-15% USD	(352)		(127)

Net Cash in Foreign Currency(1)	Change in Exchange Rate	Effect on Profit or Loss
2012
FEMSA	+9% EUR/+11% USD	Ps.	809
	-9% EUR/-11% USD		(809)
Coca-Cola FEMSA	+15% USD		(362)
2011	+13% EUR/+15% USD	Ps.	1,188
FEMSA	-13% EUR/-15% USD		(1,188)
Coca-Cola FEMSA	+16% USD		(398)

Commodity Price Contracts(1)	Change in U. S. $ Rate	Effect on Equity
2012
Coca-Cola FEMSA	Sugar - 30%		(732)
	luminum - 20%		(66)
2011
Coca-Cola FEMSA	Sugar - 40%		(294)

(1)	The sensitivity analysis effects include all subsidiaries of the Company.

(2)	Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.

20.11 Interest rate risk

Interest rate risk is the risk that the fair value or future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk because it and its subsidiaries borrow funds at both fixed and floating interest rates. The risk is managed by the Company by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of the difference derivative financial instruments. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite, ensuring the most cost-effective hedging strategies are applied.

The following disclosures provide a sensitivity analysis of the interest rate risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which it considers in its existing hedging strategy:

	2012	2011
Change in interest rate	+100 Bps.	+100 Bps.
Effect on profit or loss	Ps. (198)	Ps. (98)

20.12 Liquidity risk

Each of the Company’s sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2012 and 2011, 82.4% and 76.9%, respectively of the Company’s outstanding consolidated total indebtedness was at the level of its sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, the Company’s management expects to continue to finance its operations and capital requirements primarily at the level of its sub-holding companies. Nonetheless, they may decide to incur indebtedness at our holding company in the future to finance the operations and capital requirements of the Company’s subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, the Company depends on dividends and other distributions from our subsidiaries to service the Company’s indebtedness.

The Company’s principal source of liquidity has generally been cash generated from its operations. The Company has traditionally been able to rely on cash generated from operations because a significant majority of the sales of Coca-Cola FEMSA and FEMSA Comercio are on a cash or short-term credit basis, and FEMSA Comercio’s OXXO stores are able to finance a significant portion of their initial and ongoing inventories with supplier credit. The Company’s principal use of cash has generally been for capital expenditure programs, debt repayment and dividend payments. Nonetheless, as a result of regulations in certain countries in which the Company operates, it may not be beneficial or, as in the case of exchange controls in Venezuela, practicable to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls like those in Venezuela may also increase the real price of remitting cash from operations to fund debt requirements in other countries. In addition, the Company’s liquidity in Venezuela could be affected by changes in the rules applicable to exchange rates as well as other regulations, such as exchange controls.

Ultimate responsibility for liquidity risk management rests with the Company’s board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short-, medium- and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves and credit facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. The Company has access to credit in order to face treasury needs; besides, the Company has the highest investor grade (AAA) given by independent rating agencies in Mexico, allowing the Company to evaluate capital markets in case it needs resources.

The Company’s management continuously evaluates opportunities to pursue acquisitions or engage in joint ventures or other transactions. We would expect to finance any significant future transactions with a combination of cash from operations, long- term indebtedness and capital stock.

The Company’s sub-holding companies generally incur short-term indebtedness in the event that they are temporarily unable to finance operations or meet any capital requirements with cash from operations. A significant decline in the business of any of the Company’s sub-holding companies may affect the sub-holding company’s ability to fund its capital requirements. A significant and prolonged deterioration in the economies in which we operate or in the Company’s businesses may affect the Company’s ability to obtain short-term and long-term credit or to refinance existing indebtedness on terms satisfactory to the Company’s management.

The Company presents the maturity dates associated with its long-term financial liabilities as of December 31, 2012, see Note 18. The Company generally makes payments associated with its long-term financial liabilities with cash generated from its operations.

See Note 18 for a disclosure of the Company’s maturity dates associated with its non-current financial liabilities as of December 31, 2012.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows from derivative financial liabilities that are in place as per December

31, 2012. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2012.

(in millions of Ps.)	2013	2014	2015	2016	2017	2018 and Thereafter
Non-derivative financial liabilities:
Notes and bonds	910	629	629	3,059	746	10,260
Loans from banks	5,448	5,695	8,158	11	11	22
Obligations under finance leases	199	8	7	2	—	—
Derivatives financial liabilities	235	55	50	(15)	(645)	—

The Company generally makes payments associated with its non-current financial liabilities with cash generated from its operations.

20.13 Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company only transacts with entities that are rated the equivalent of investment grade and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses other publicly available financial information and its own trading records to rate its major customers. The Company’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the risk management committee.

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit- worthy counterparties as well as by maintaining in some cases a Credit Support Annex (CSA) that establishes margin requirements. As of December 31, 2012, the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

21 Non-Controlling Interest in Consolidated Subsidiaries

An analysis of FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2012 and 2011 and as of January 1, 2011 is as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
Coca-Cola FEMSA	Ps. 54,902	(2)	Ps. 47,906	(1)	Ps. 31,485
Other	—		43		36

	Ps. 54,902		Ps.47,949		Ps.31,521

(1)	Changes compared to the prior year mainly resulted from the acquisitions of Grupo Tampico and CIMSA (see Note 4).
(2)	Changes compared to the prior year mainly resulted from the acquisition FOQUE (see Note 4).

The changes in the FEMSA’s non-controlling interest were as follows:

		2012	2011
Initial balance		Ps. 47,949	Ps. 31,521
Net income of non controlling interest Other comprehensive income:		7,344	5,569
Exchange diferences on translation foreign operation		(1,342)	1,944
Remeasurements of the net defined benefits liability		(60)	6
Valuation of the effective portion of derivative financial instruments		(113)	(15)
Acquisitions effects (see Note 4)		4,172	11,038
Disposal effects		(50)	(70)
Dividends		(2,986)	(2,025)
Share based payment		(12)	(19)

Ending balance		Ps.54,902	Ps.47,949

Non controlling cumulative other comprehensive income is comprised as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Exchange diferences on translation foreign operation	Ps. 602	Ps. 1,944	Ps. —
Remeasurements of the net defined benefits liability	(126)	(66)	(72)
Valuation of the effective portion of derivative financial instruments	(72)	41	56

Cumulative other comprehensive income	Ps. 404	Ps. 1,919	Ps. (16)

22 Equity

22.1 Shareholders’ equity accounts

The capital stock of FEMSA is comprised of 2,161,177,770 BD units and 1,417,048,500 B units.

As of December 31, 2012 and 2011 and as of January 1, 2011, the capital stock of FEMSA was comprised of 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital stock amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock amount.

The characteristics of the common shares are as follows:

•	Series “B” shares, with unlimited voting rights, which at all times must represent a minimum of 51% of total capital stock;

•	Series “L” shares, with limited voting rights, which may represent up to 25% of total capital stock; and

•	Series “D” shares, with limited voting rights, which individually or jointly with series “L” shares may represent up to 49% of total capital stock.

The Series “D” shares are comprised as follows:

•	Subseries “D-L” shares may represent up to 25% of the series “D” shares;

•	Subseries “D-B” shares may comprise the remainder of outstanding series “D” shares; and

•	The non-cumulative premium dividend to be paid to series “D” shareholders will be 125% of any dividend paid to series “B” shareholders.

The Series “B” and “D” shares are linked together in related units as follows:

•	“B units” each of which represents five series “B” shares and which are traded on the BMV;

•	“BD units” each of which represents one series “B” share, two subseries “D-B” shares and two subseries “D-L” shares, and which are traded both on the BMV and the NYSE;

As of December 31, 2012 and 2011 and as of January 1, 2011, FEMSA’s outstanding capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270

Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540

Total shares	7,085,242,500	10,805,888,850	17,891,131,350

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2012 and 2011 and January 1, 2011, this reserve amounted to Ps. 596.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for restated stockholder contributions and distributions made from consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. As of December 31, 2012, FEMSA’s balances of CUFIN amounted to Ps. 69,890.

At the ordinary shareholders’ meeting of FEMSA held on March 23, 2012, the shareholders approved a reserve for share repurchase of a maximum of Ps. 3,000. As of December 31, 2012, the Company has not repurchased shares. Treasury shares resulted from share- based payment bonus plan are disclosed in Note 17.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 20, 2012, the shareholders approved a dividend of Ps. 5,625 that was paid on May 30, 2012. The corresponding payment to the non-controlling interest was Ps. 2,877.

For the years ended December 31, 2012 and 2011 the dividends declared and paid by the Company and Coca-Cola FEMSA were as follows:

	2012	2011
FEMSA	Ps. 6,200	Ps. 4,600
Coca-Cola FEMSA (100% of dividend)	5,625	4,358

For the years ended December 31, 2012 and 2011 the dividends declared and paid per share by the Company are as follows:

Series of Shares	2012	2011
“B”	Ps. 0.30919	Ps. 0.22940
“D”	0.38649	0.28675

22.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of its debt and equity balances in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2012 and 2011.

The Company is not subject to any externally imposed capital requirements, other than the legal reserve (see Note 22.1).

The Company’s finance committee reviews the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both nationally and internationally and is currently rated AAA in Mexico and BBB in the United States, which requires it to have a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio lower than 2. As a result, prior to entering into new business ventures, acquisitions or divestures, management evaluates the optimal ratio of debt to EBITDA in order to maintain its high credit rating.

23 Earnings per Share

Basic earnings per share amounts are calculated by dividing consolidated net income for the year attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the period.

Diluted earnings per share amounts are calculated by dividing consolidated net income for the year attributable to controlling interest by the weighted average number of shares outstanding during the period plus the weighted average number of shares for the effects of dilutive potential shares (originated by the Company’s share based payment program).

	2012		2011
	Per Series “B” Shares	Per Series “D” Shares	Per Series “B” Shares	Per Series “D” Shares
Net Controlling Interest Income	9,548.21	11,158.58	7,069.69	8,262.04
Shares expressed in millions:
Weighted average number of shares for basic earnings per share	9,237.49	8,609.00	9,236.62	8,605.49
Effect of dilution associated with nonvested shares for share based payment plans	8.93	35.71	9.80	39.22
Weighted average number of shares adjusted for the effect of dilution	9,246.42	8,644.71	9,246.42	8,644.71

24 Income Taxes

24.1 Income Tax

The major components of income tax expense for the years ended December 31, 2012 and 2011 are:

	2012	2011
Current tax expense	Ps. 7,412	Ps. 7,519
Deferred tax expense	537	99

	Ps. 7,949	Ps. 7,618

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year	December 31, 2012	December 31, 2011
Unrealized (gain) loss on cash flow hedges	Ps. (120)	Ps. 43
Unrealized (gain) loss on available for sale securities	(1)	2
Exchange differences on translation of foreign operations	(1,012)	1,930
Remeasurements of the net defined benefit liability	(113)	(18)
Share of the other comprehensive income of associates companies and joint ventures	(304)	(542)

Total income tax (benefit) cost recognized in OCI	Ps. (1,550)	Ps. 1,415

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
Mexican statutory income tax rate	30.0%	30.0%
Difference between book and tax inflationary effects	(1.1%)	(1.1%)
Difference between statutory income tax rates	1.1%	1.5%
Non-deductible expenses	0.8%	1.3%
Non-taxable income	(1.3%)	(0.2%)
Others	(0.6%)	0.8%

	28.9%	32.3%

Deferred Tax Related to:

Consolidated Statement of Financial Position	Consolidated Statement of Income
December 31, 2012	As of December 31, 2011	January 1, 2011	2012	2011
Allowance for doubtful accounts	Ps.	(131)	Ps.	(107)	Ps.	(71)	Ps.	(33)	Ps.	(28)
Inventories	1	(52)	37	51	(124)
Other current assets	25	141	60	(104)	93
Property, plant and equipment, net	(405)	(157)	(421)	(101)	(75)
Investments in associates and joint ventures	938	(161)	161	1,589	200
Other assets	(187)	(412)	(89)	238	(308)
Finite useful lived intangible assets	221	260	192	(38)	65
Indefinite useful lived intangible assets	41	17	(17)	32	24
Post-employment and other long-term employee benefits	(847)	(696)	(642)	(40)	(14)
Derivative financial instruments	(87)	46	16	(14)	(8)
Provisions	(645)	(721)	(703)	(12)	(1)
Temporary non-deductible provision	(767)	(785)	(860)	51	133
Employee profit sharing payable	(221)	(200)	(125)	(13)	(56)
Tax loss carryforwards	(181)	(631)	(989)	434	358
Exchange differences on translation of foreign operations	853	1,897	—	—	—
Other liabilities	64	(25)	(60)	72	40

Deferred tax expense (income)	2,112	299
Deferred tax expense (income) net recorded in share of the profit associates and joint ventures accounted for using the equity method	(1,575)	(200)

Deferred tax expense (income), net	537	99

Deferred income taxes, net	(1,328)	(1,586)	(3,511)
Deferred tax asset	(2,028)	(2,000)	(3,734)
Deferred tax liability	Ps.700	Ps. 414	Ps. 223

The changes in the balance of the net deferred income tax liability are as follows:	2012	2011
Initial balance	Ps. (1,586)	Ps. (3,511)
Deferred tax provision for the year	537	99
Deferred tax expense (income) net recorded in share of the profit associates and joint ventures accounted for using the equity method	1,575	200
Acquisition of subsidiaries (see Note 4)	(77)	218
Disposal of subsidiaries	16	—
Effects in equity:
Unrealized (gain) loss on cash flow hedges	(76)	80
Unrealized (gain) loss on available for sale securities	(1)	2
Exchange differences on translation of foreign operations	(974)	1,410
Remeasurements of the net defined benefit liability	(532)	(110)
Retained earnings of associates	(189)	23
Restatement effect of beginning balances associated with hyperinflationary economies	(21)	3

Ending balance	Ps. (1,328)	Ps. (1,586)

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

Tax Loss Carryforwards

The subsidiaries in Mexico and Brazil have tax loss carryforwards. The tax effect net of consolidation benefits and their years of expiration are as follows:

Year	Tax Loss Carryforwards
2014	Ps. 2
2015	3
2018	3
2019	8
2020	61
2021	68
2022 and thereafter	435
No expiration (Brazil)	46

626
Tax losses used in consolidation	(535)

Ps. 91

The changes in the balance of tax loss carryforwards are as follows:

	2012	2011
Initial balance	Ps. 688	Ps. 751
Additions	903	56
Usage of tax losses	(1,449)	(135)
Translation effect of beginning balances	(51)	16

Ending balance	Ps. 91	Ps. 688

There are no income tax consequences associated with the payment of dividends in either 2012 or 2011 by the Company to its shareholders.

The Company has determined that undistributed profits of its subsidiaries, joint venture or associate will not be distributed in the foreseeable future. The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognised, aggregate to Ps.43,569 (December 31, 2011: Ps.42,225, January 1st 2011: Ps. 40,683).

24.2 Tax on assets

The operations in Guatemala, Nicaragua, Colombia and Argentina are subject to a minimum tax, which is based primary on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

24.3 Flat-rate business tax (“IETU”)

Effective in 2008, IETU came into effect in Mexico and replaced Asset Tax. IETU essentially works as a minimum corporate income tax, except that amounts paid cannot be creditable against future income tax payments. The payable tax for a taxpayer in a given year is the higher of IETU or income tax computed under the Mexican income tax law. The IETU rate is 17.5%. IETU is computed on a cash-flow basis, which means the tax base is equal to cash proceeds, less certain deductions and credits. In the case of export sales, where cash on a receivable has not been collected within 12 months, income is deemed received at the end of the 12-month period. In addition, unlike the Income Tax Law, which allows for tax consolidation, companies that incur IETU are required to file their returns on an individual basis.

25 Other Liabilities, Provisions, Contingencies and Commitments

25.1 Other current financial liabilities

	December 31, 2012	December 31, 2011	January 1, 2011
Sundry creditors	Ps.3,054	Ps.2,116	Ps.1,681
Derivative financial instruments	279	5	8
Others	14	14	37

Total	Ps.3,347	Ps.2,135	Ps.1,726

25.2 Provisions and other long term liabilities

	December 31, 2012	December 31, 2011	January 1,2011
Provisions	Ps.2,476	Ps.2,764	Ps.2,712
Others	938	792	949

Total	Ps.3,414	Ps. 3,556	Ps. 3,661

25.3 Other financial liabilities

	December 31, 2012	December 31, 2011	January 1,2011
Derivative financial instruments	Ps. 212	Ps. 563	Ps. 651
Taxes payable	356	639	1,083
Security deposits	268	291	238

Total	Ps.836	Ps.1,493	Ps.1,972

25.4 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these loss contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2012 and 2011 and as of January 1, 2011:

December 31, 2012		December 31, 2011	January 1, 2011
Indirect taxes	Ps. 1,263	Ps.1,405	Ps.1,358
Labor	934	1,128	1,134
Legal	279	231	220

	Ps. 2,476	Ps. 2,764	Ps. 2,712

25.5 Changes in the balance of provisions recorded

25.5.1 Indirect taxes

		December 31, 2012	December 31, 2011
Initial balance		Ps.1,405	Ps.1,358
Penalties and other charges		107	16
New contingencies		56	43
Contingencies added in business combination		117	170
Cancellation and expiration		(124)	(47)
Payments		(157)	(102)
Current portion		(52)	(113)
Restatement of the beginning balance of subsidiaries in hyperinflationary economies		(89)	80

Ending balance		Ps.1,263	Ps.1,405

25.5.2 Labor

		December 31, 2012	December 31, 2011
Initial balance		Ps.1,128	Ps.1,134
Penalties and other charges		189	105
New contingencies		134	122
Contingencies added in business combination		15	8
Cancellation and expiration		(359)	(261)
Payments		(91)	(71)
Restatement of the beginning balance of subsidiaries in hyperinflationary economies		(82)	91

Ending balance		Ps. 934	Ps.1,128

A roll forward for legal contingencies is not disclosed because the amounts are not considered to be material.

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

25.6 Unsettled lawsuits

The Company has entered into legal proceedings with its labor unions, tax authorities and other parties. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of December 31, 2012 is Ps. 13,309. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such legal proceedings will not have a material effect on its consolidated financial position or result of operations.

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

25.7 Collateralized contingencies

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 2,164, Ps. 2,418 and Ps. 2,292 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies.

25.8 Commitments

As of December 31, 2012, the Company has contractual commitments for finance leases for machinery and transport equipment and operating leases for the rental of production machinery and equipment, distribution and computer equipment, and land for FEMSA Comercio’s operations.

The contractual maturities of the operating lease commitments by currency, expressed in Mexican pesos as of December 31, 2012, are as follows:

	Mexican Pesos	U. S. Dollars	Others
Not later than 1 year	Ps. 2,966	Ps. 77	Ps. 97
Later than 1 year and not later than 5 years	10,498	335	86
Later than 5 years	13,516	544	—

Total	Ps.26,980	Ps. 956	Ps. 183

Rental expense charged to consolidated net income was Ps. 4,032 and Ps. 3,248 for the years ended December 31, 2012 and 2011, respectively.

Future minimum lease payments under finance leases with the present value of the net minimum lease payments are as follows:

	2012 Minimum Payments	Present Value of Payments	2011 Minimum Payments	Present Value of Payments
Not later than 1 year	236	225	285	265
Later than 1 year and not later than 5 years	134	122	357	350
Later than 5 years	—	—	—	—

Total mínimum lease payments	370	347	642	615
Less amount representing finance charges	23		27

Present value of minimum lease payments	347		615

Coca-Cola FEMSA has firm commitments for the purchase of property, plan and equipment of Ps. 27 as December 31, 2012.

25.9 Restructuring provision

Coca-Cola FEMSA recorded a restructuring provision. This provision relates principally to reorganization in the structure of Coca-Cola FEMSA. The restructuring plan was drawn up and announced to the employees of Coca-Cola FEMSA in 2011 when the provision was recognized in its consolidated financial statements. The restructuring of Coca-Cola FEMSA is expected to be completed by 2013 and it is presented in current liabilities within accounts payable caption in the consolidated statement of financial position.

	December 31, 2012	December 31, 2011
Initial balance	Ps. 153	Ps. 230
New	195	48
Payments	(258)	(76)
Cancellation	—	(49)

Ending balance	Ps. 90	Ps. 153

26 Information by Segment

The analytical information by segment is presented considering the Company’s business units (Subholding Companies as defined in Note 1), which is consistent with the internal reporting presented to the Chief Operating Decision Maker. A segment is a component of the Company that engages in business activities from which it earns revenues, and incurs the related costs and expenses, including revenues, costs and expenses that relate to transactions with any of Company’s other components. All segments’ operating results are reviewed regularly by the Chief Operating Decision Maker, which makes decisions about the resources that would be allocated to the segment and to assess its performance, and for which financial information is available.

Inter-segment transfers or transactions are entered into and presented under accounting policies of each segment, which are the same to those applied by the Company. Intercompany operations are eliminated and presented within the consolidation adjustment column included in the tables below.

a) By Business Unit:

2012	Coca-Cola FEMSA	FEMSA Comercio	CB Equity	Other (1)	Consolidation Adjustments	Consolidated
Total revenues	Ps. 147,739	Ps. 86,433	Ps.—	Ps.15,899	Ps. (11,762)	Ps. 238,309
Intercompany revenue	2,873	5	—	8,884	(11,762)	—
Gross profit	68,630	30,250	—	4,647	(2,227)	101,300
Administrative expenses	—	—	—			9,552
Selling expenses	—	—	—			62,086
Other income	—	—	—			1,745
Other expenses	—	—	—			(1,973)
Interest expense	(1,955)	(445)	—	(511)	405	(2,506)
Interest income	424	19	18	727	(405)	783
Other net finance expenses (3)	—	—	—			(181)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	19,992	6,146	10	1,620	(238)	27,530
Income taxes	6,274	729	—	946	—	7,949
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	180	(23)	8,311	2	—	8,470

Consolidated net income	—	—	—			28,051

Depreciation and amortization (2)	5,692	2,031	—	293	(126)	7,890
Non-cash items other than depreciation and amortization	580	200	—	237		1,017

Investments in associates and joint ventures	5,352	459	77,484	545		83,840
Total assets	166,103	31,092	79,268	31,078	(11,599)	295,942
Total liabilities	61,275	21,356	1,822	12,409	(11,081)	85,781
Investments in fixed assets (4)	10,259	4,707	—	959	(365)	15,560

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; loss on monetary position for subsidiaries in hyperinflationary economies; and market value gain on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

2011	Coca-Cola FEMSA	FEMSA Comercio	C B Equity	Other (1)	Consolidation Adjustments	Consolidated
Total revenues	Ps.123,224	Ps.74,112	Ps.—	Ps.13,360	Ps.(9,156)	Ps.201,540
Intercompany revenue	2,099	2	—	7,055	(9,156)	—
Gross profit	56,531	25,476	—	3,884	(1,595)	84,296
Administrative expenses	—	—	—	—	—	8,172
Selling expenses	—	—	—	—	—	50,685
Other income	—	—	—	—	—	381
Other expenses	—	—	—	—	—	(2,072)
Interest expense	(1,729)	(396)	—	(540)	363	(2,302)
Interest income	616	12	7	742	(363)	1,014
Other net finance income (3)	—	—	—	—	—	1,092
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	16,794	4,993	—	1,827	(62)	23,552
Income taxes	5,667	578	67	1,306	—	7,618
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	86	—	4,880	1	—	4,967

Consolidated net income						20,901

Depreciation and amortization (2)	4,219	1,778	—	246	(80)	6,163
Non-cash items other than depreciation and amortization	638	170	—	31	—	839

Investments in associates and joint ventures	3,656	—	74,746	241	—	78,643
Total assets	141,738	26,535	76,463	28,853	(10,227)	263,362
Total liabilities	48,657	18,558	1,782	12,134	(9,940)	71,191

Investments in fixed assets (4)	7,862	4,186	—	735	(117)	12,666

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Includes foreign exchange gain, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

January 1, 2011	Coca-Cola FEMSA	FEMSA Comercio	CB Equity	Other (1)	Consolidation Adjustments	Consolidated
Investment in associates companies and joint ventures	Ps.2,108	Ps.—	Ps.66,478	Ps. 207	Ps.—	Ps.68,793
Total assets	104,326	23,090	67,010	28,676	(8,407)	214,695
Total liabilities	38,890	16,394	217	13,978	(8,182)	61,297

(1)	Includes other companies (see Note 1) and corporate.

b) Information by geographic area:

The Company aggregates geographic areas into the following for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama) and (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia and Venezuela). Venezuela operates in an economy with exchange controls and hyper-inflation; and as a result, it is not aggregated into the South America area.

Geographic disclosure for the Company is as follow:

2012	Total Revenues	Total Non Current Assets
Mexico and Central America (1)	Ps.155,576	Ps.104,983
South America (2)	56,444	29,275
Venezuela	26,800	9,127
Europe	—	77,484
Consolidation adjustments	(511)	(382)

Consolidated	Ps.238,309	Ps.220,487

2011
Mexico and Central America (1)	Ps.129,716	Ps. 91,428
South America (2)	52,149	29,252
Venezuela	20,173	7,952
Europe	—	74,747
Consolidation adjustments	(498)	—

Consolidated	Ps.201,540	Ps.203,379

January 1, 2011
Mexico and Central America (1)		Ps. 64,267
South America (2)		26,082
Venezuela		5,545
Europe		66,478
Consolidation adjustments		—

Consolidated		Ps.162,372

(1)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 148,098 and Ps. 122,690 during the years ended December 31, 2012 and 2011, respectively. Domestic (Mexico only) non-current assets were Ps. 99,772, Ps. 85,087 and Ps. 58,863 as of December 31, 2012, December 31, 2011 and January 1, 2011, respectively.
(2)	South America includes Brazil, Argentina, Colombia and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 30,930 and Ps. 31,405 during the years ended December 31, 2012 and 2011, respectively. Brazilian non-current assets were Ps. 14,221, Ps. 15,732 and Ps. 14,373 as of December 31, 2012, December 31, 2011 and January 1, 2011, respectively.

27 First Time Adoption of IFRS

27.1 Basis for the Transition to IFRS

27.1.1 Application of IFRS 1, First-time adoption of international financial reporting standards

For preparing the consolidated financial statements under IFRS, the Company applied the mandatory exceptions and utilized certain optional exemptions set forth in IFRS 1, related to the complete retroactive application of IFRS.

27.1.2 Optional exemptions used by the Company

The Company applied the following optional exemptions:

a) Business Combinations and Acquisitions of Associates and Joint Ventures:

The Company elected not to apply IFRS 3 Business Combinations, to business combinations as well as to acquisitions of associates and joint ventures prior to its transition date.

b) Deemed Cost:

An entity may elect to measure an item or all of property, plant and equipment at the Transition Date at its fair value and use that fair value as its deemed cost at that date. In addition, a first-time adopter may elect to use a previous GAAP’s revaluation of an item of property, plant and equipment at, or before, of the Transition Date as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to: (i) fair value; or (ii) cost or depreciated cost in accordance with IFRS, adjusted to reflect, changes in a general or specific price index.

The Company has presented its property, plant, and equipment and its intangible assets at IFRS historical cost in all countries.

In Mexico, the Company ceased to record inflationary adjustments to its property, plant and equipment on December 31, 2007, due to both changes to Mexican FRS in effect at that time, and the fact that the Mexican peso was not deemed to be a currency of an inflationary economy as of that date. According to IAS 29, Financial Reporting in Hyperinflationary Economies the last hyperinflationary period for the Mexican peso was in 1998. As a result, the Company eliminated the cumulative inflation recognized within long-lived assets for the Company’s Mexican operations, based on Mexican FRS during the years 1999 through 2007, which were not deemed hyperinflationary for IFRS purposes.

In Venezuela this IFRS historical cost represents actual historical cost in the year of acquisition, indexed for inflation in a hyper- inflationary economy based on the provisions of IAS 29.

c) Cumulative Translation Effects:

The Company applied the exemption to not recalculate retroactively the translation differences in the financial statements of foreign operations; accordingly, at the transition date, it reclassified the cumulative translation effect to retained earnings.

The application of this exemption is detailed in Note 27.3 (h).

d) Borrowing Costs:

The Company began capitalizing its borrowing costs at the transition date in accordance with IAS 23, Borrowing Costs. The borrowing costs included previously under Mexican FRS were subject to the deemed cost exemption mentioned in b) above.

27.1.3 Mandatory exceptions used by the Company

The Company applied the following mandatory exceptions set forth in IFRS 1, which do not allow retroactive application to the requirements set forth in such standards:

a) Derecognition of Financial Assets and Liabilities:

The Company applied the derecognition rules of IAS 39, Financial Instruments: Recognition and Measurement prospectively for transactions occurring on or after the date of transition. As a result, there was no impact in the Company’s consolidated financial statements due to the application of this exception.

b) Hedge Accounting:

The Company measured at fair value all derivative financial instruments and hedging relationships designated and documented effectively as accounting hedges as required by IAS 39 as of the transition date. As a result, there was no impact in the Company’s consolidated financial statements due to the application of this exception.

c) Non-controlling Interest:

The Company applied the requirements in IAS 27, Consolidated and Separate Financial Statements related to non-controlling interests prospectively beginning on the transition date. As a result, there was no impact in the Company’s consolidated financial statements due to the application of this exception.

d) Accounting Estimates:

Estimates prepared under IFRS as of January 1, 2011 are consistent with the estimates recognized under Mexican FRS as of the same date.

27.2 Reconciliations of Mexican FRS and IFRS

The following reconciliations quantify the effects of the transition to IFRS:

•	Equity as of December 31, 2011 and as of January 1, 2011 (date of transition to IFRS).

•	Comprehensive income for the year ended December 31, 2011.

27.2.1 Effects of IFRS adoption on equity – Consolidated statement of financial position

		As of December 31, 2011				As of January 1, 2011
		Mexican FRS	Adjustments	Reclassifications	IFRS	Mexican FRS	Adjustments	Reclassifications	IFRS
Cash and cash equivalents	a	Ps.26,329	Ps. —	Ps.(488)	Ps.25,841	Ps.27,097	Ps. —	Ps.(392)	Ps.26,705
Investments		1,329	—	—	1,329	66	—	—	66
Accounts receivable, net		10,499	—	(1)	10,498	7,702	—	(1)	7,701
Inventories	d	14,385	(9)	(16)	14,360	11,314	—	—	11,314
Recoverable taxes	g	4,311	—	1,032	5,343	4,243	—	909	5,152
Other current financial assets	a,l	—	—	1,018	1,018	—	—	409	409
Other current assets	a,e	2,114	(23)	(497)	1,594	1,038	(52)	(10)	976

Total Current Assets		58,967	(32)	1,048	59,983	51,460	(52)	915	52,323
Investments in associates and joint ventures	k	78,972	(328)	(1)	78,643	68,793	—	—	68,793
Property, plant and equipment, net	b	53,402	(5,260)	6,421	54,563	41,910	(5,221)	5,493	42,182
Intangible assets, net	d	71,608	(8,580)	2	63,030	52,340	(8,087)	—	44,253
Deferred tax assets	g	461	2,139	(600)	2,000	346	2,318	1,070	3,734
Other financial assets	j	—	43	2,702	2,745	—	—	1,388	1,388
Other assets, net	b,l	11,294	—	(8,896)	2,398	8,729	(1)	(6,706)	2,022

Total Assets		274,704	(12,018)	676	263,362	223,578	(11,043)	2,160	214,695

Bank loans and notes payable		638	—	—	638	1,578	—	—	1,578
Current portion of long-term debt		4,935	—	—	4,935	1,725	—	—	1,725
Interest payable		216	—	—	216	165	—	—	165
Suppliers		21,475	—	—	21,475	17,458	—	—	17,458
Accounts payable		5,761	(273)	—	5,488	5,375	(224)	—	5,151
Taxes payable	g	3,208	—	1,033	4,241	2,180	—	909	3,089
Other current financial liabilities	l	—	—	2,135	2,135	—	—	1,726	1,726
Current portion of other long-term liabilities	e,l	2,397	(74)	(2,126)	197	2,035	(33)	(1,726)	276

Total Current Liabilities		38,630	(347)	1,042	39,325	30,516	(257)	909	31,168
Bank loans and notes payable	j	24,031	(156)	(56)	23,819	22,203	(211)	(57)	21,935
Post-employment and other long-term employee benefits	c	2,258	327	(1)	2,584	1,883	455	—	2,338
Deferred tax liabilities	g	13,911	(12,897)	(600)	414	10,567	(11,414)	1,070	223
Other financial liabilities	l	—	—	1,493	1,493	—	—	1,972	1,972
Provisions and other long-term liabilities	e,l	4,760	(2)	(1,202)	3,556	5,396	(1)	(1,734)	3,661

Total Long-Term Liabilities		44,960	(12,728)	(366)	31,866	40,049	(11,171)	1,251	30,129

Total Liabilities		83,590	(13,075)	676	71,191	70,565	(11,428)	2,160	61,297

Equity:
Controlling interest:
Capital stock	f,d	Ps.5,348	Ps. (4)	Ps.(1,999)	Ps. 3,345	Ps. 5,348	Ps. (4)	Ps.(1,999)	Ps. 3,345
Additional paid-in capital	f,d	20,513	5,995	(5,852)	20,656	20,558	51	(5,852)	14,757
Retained earnings	i,d	101,889	4,747	7,851	114,487	91,296	4,548	7,851	103,695
Cumulative other comprehensive income	h	5,830	(96)	—	5,734	146	(66)	—	80

Total controlling interest		133,580	10,642	—	144,222	117,348	4,529	—	121,877

Non-controlling interest in consolidated subsidiaries	i	57,534	(9,585)	—	47,949	35,665	(4,144)	—	31,521

Total equity		191,114	1,057	—	192,171	153,013	385	—	153,398

Total Liabilities and Equity		274,704	(12,018)	676	263,362	223,578	(11,043)	2,160	214,695

27.2.2 Reconciliation of equity

	Note	As of December 31, 2011		As of January 1, 2011
Total equity under Mexican FRS		Ps.	191,114	Ps.	153,013
Property, plant and equipment, net	b		(5,260)		(5,221)
Intangible assets, net	d		(8,580)		(8,087)
Post-employment and other long-term employee benefits	c		(327)		(455)
Embedded derivatives instruments	e		76		24
Share-based payments	f		298		234
Effect on deferred income taxes	g		15,036		13,732
Effective interest method	j		195		211
Investments in associates and Joint Ventures	k		(328)		—
Others	d		(53)		(53)
Total adjustments to equity			1,057		385

Total equity under IFRS			192,171		153,398

27.2.3 Effects of IFRS adoption on consolidated net income – Consolidated income statement

				For the year ended December 31, 2011
	Note	Mexican FRS		Adjustments		Reclassifications		IFRS
Net sales	d	Ps.	201,867	Ps.	(1,441)	Ps.	—	Ps.	200,426
Other operating revenues	d		1,177		(63)		—		1,114

Total revenues			203,044		(1,504)		—		201,540
Cost of goods sold	b,c,d,l		118,009		(1,079)		314		117,244

Gross profit			85,035		(425)		(314)		84,296

Administrative expenses	b,c,d,l		8,249		(172)		95		8,172
Selling expenses	b,c,d,l		49,882		(575)		1,378		50,685
Other income	d,l		—		21		360		381
Other expenses	d,l		(2,917)		60		785		(2,072)
Interest expense	d,j		(2,934)		6		626		(2,302)
Interest income	d,j		999		15		—		1,014
Foreign exchange gain, net	d,l		1,165		(33)		16		1,148
Gain on monetary position for subsidiaries in hyperinflationary economies	d		146		(93)		—		53
Market value loss on financial instruments	e		(159)		50		—		(109)

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method			23,204		348		—		23,552
Income taxes	d,g		7,687		131		(200)		7,618
Share of the profit or loss of associates and joint ventures accounted for using the equity method	l		5,167		—		(200)		4,967

Consolidated net income		Ps.	20,684	Ps.	217	Ps.	—	Ps.	20,901

Attributable to:
Controlling interest			15,133		199		—		15,332
Non-controlling interest	d,i		5,551		18		—		5,569

Consolidated net income		Ps.	20,684	Ps.	217	Ps.	—	Ps.	20,901

27.2.4 Effects of IFRS adoption on consolidated comprehensive Income – Consolidated Statement of comprehensive income

		For the year ended December 31, 2011
	Note	Mexican FRS		Adjustments		IFRS
Consolidated net income		Ps.	20,684	Ps.	217	Ps.	20,901
Other comprehensive income:
Remeasurements of the net defined benefit liability, net of taxes	c		—		(59)		(59)
Unrealized gain on available for sale securities, net of taxes			4		—		4
Valuation of the effective portion of derivative financial instruments, net of taxes			118		—		118
Exchange differences on translating foreign operations	h		8,277		731		9,008
Share of other comprehensive income of associates and joint ventures, net of taxes	k		(1,147)		(248)		(1,395)

Total other comprehensive income, net of taxes			7,252		424		7,676

Consolidated comprehensive income, net of taxes			27,936		641		28,577

Attributable to:
Controlling interest (1)		Ps.	20,817	Ps.	169	Ps.	20,986
Non-controlling interest (1)			7,119		472		7,591

(1)	IFRS controlling interest and non-controlling interest, net of reattribution of other comprehensive income by aquisitions of Grupo Tampico and Grupo CIMSA amounted to Ps. 21,073 and Ps. 7,504, respectively. See Consolidated Statements of Comprehensive Income.

27.2.5 Reconciliation of consolidated net income

	Note	For the Year ended December 31, 2011
Consolidated net income under Mexican FRS		Ps.	20,684
Depreciation of Property, plant and equipment	b		458
Amortization of Intangible assets	d		12
Post-employment and other long-term employee benefits	c		92
Embedded derivatives	e		51
Share-based payments	f		27
Effective interest method	j		(16)
Effect on deferred income taxes	g		(131)
Inflation effects	d		(273)
Other inflation effects on assets	d		(3)

Total adjustments to consolidated net income			217

Total consolidated net income under IFRS		Ps.	20,901

27.3 Explanation of the effects of the adoption of IFRS

The following notes explain the significant adjustments and/or reclassifications for the adoption of IFRS:

a)	Cash and Cash Equivalents:

For purposes of Mexican FRS, restricted cash is presented within cash and cash equivalents, whereas for purposes of IFRS it is presented in the statement of financial position depending on the term of the restriction.

The transition from Mexican FRS to IFRS did not have a material impact on the consolidated statement of cash flows for the year ended December 31, 2011.

b)	Property, Plant and Equipment:

The adjustments to property, plant and equipment are explained as follows:

					December 31, 2011
Cost	Mexican FRS		Reclassifications		Adjustment for the write-off of inflation recognized under Mexican FRS		Borrowing Cost		IFRS
Land	Ps.	6,444	Ps.	—	Ps.	(1,300)	Ps.	—	Ps.	5,144
Buildings		15,404		—		(2,338)		—		13,066
Machinery and equipment		46,972		—		(6,348)		—		40,624
Refrigeration equipment		11,774		—		(1,138)		—		10,636
Returnable bottles		4,140		290		(315)		—		4,115
Leasehold improvements		—		8,808		(535)		—		8,273
Investments in fixed assets in progress		3,920		161		9		12		4,102
Non-strategic assets		101		(101)		—		—		—
Other		585		101		(91)		—		595

Subtotal	Ps.	89,340	Ps.	9,259	Ps.	(12,056)	Ps.	12	Ps.	86,555

Accumulated Depreciation
Buildings	Ps.	(4,695)	Ps.	—	Ps.	534	Ps.	—	Ps.	(4,161)
Machinery and equipment		(22,693)		—		4,844		—		(17,849)
Refrigeration equipment		(7,076)		—		1,032		—		(6,044)
Returnable bottles		(1,272)		—		241		—		(1,031)
Leasehold improvements		—		(2,838)		139		—		(2,699)
Other		(202)		—		(6)		—		(208)

Subtotal		(35,938)		(2,838)		6,784		—		(31,992)

Property, plant and equipment, net	Ps.	53,402	Ps.	6,421	Ps.	(5,272)	Ps.	12	Ps.	54,563

					January 1, 2011
Cost	Mexican FRS		Reclassifications		Adjustment for the write-off of inflation recognized under Mexican FRS		Borrowing Cost		Cost under IFRS
Land	Ps.	5,226	Ps.	—		Ps. (1,220)	Ps.	—	Ps.	4,006
Buildings		12,941		—		(2,668)		—		10,273
Machinery and equipment		38,218		—		(5,618)		—		32,600
Refrigeration equipment		9,540		—		(1,078)		—		8,462
Returnable bottles		2,854		238		(162)		—		2,930
Leasehold improvements		—		7,926		(656)		—		7,270
Investments in fixed assets in progress		3,016		59		7		—		3,082
Non-strategic assets		232		(232)		—		—		—
Other		460		232		(63)		—		629
Subtotal	Ps.	72,487	Ps.	8,223		Ps. (11,458)	Ps.	—	Ps.	69,252
Accumulated Depreciation
Buildings	Ps.	(3,993)	Ps.	—		Ps. 646	Ps.	—	Ps.	(3,347)
Machinery and equipment		(20,031)		—		4,202		—		(15,829)
Refrigeration equipment		(5,777)		—		999		—		(4,778)
Returnable bottles		(601)		—		123		—		(478)
Leasehold improvements		—		(2,730)		266		—		(2,464)
Other		(175)		—		1		—		(174)

Subtotal		(30,577)		(2,730)		6,237		—		(27,070)

Property, plant and equipment, net	Ps.	41,910	Ps.	5,493	Ps.	(5,221)	Ps.	—		Ps. 42,182

The Company ceased to record inflationary adjustments to its property, plant and equipment on December 31, 2007, due to both changes to Mexican FRS in effect at that time, and the fact that the Mexican peso was not deemed to be a currency of an inflationary economy as of that date. According to IAS 29, Financial Reporting in Hyperinflationary Economies the last hyperinflationary period for the Mexican peso was in 1998. As a result, the Company eliminated the cumulative inflation recognized within long-lived assets for the Company’s Mexican operations, based on Mexican FRS during the years 1999 through 2007, which were not deemed hyperinflationary for IFRS purposes.

1.	For the foreign operations, the cumulative inflation from the acquisition date was eliminated (except in the case of Venezuela, which was deemed a hyperinflationary economy) from the date the Company began to consolidate them.
2.	For purposes of Mexican FRS, the Company presented leasehold improvements as part of “Other non-current assets. ” Such assets meet the definition of property, plant and equipment in accordance with IAS 16, Property, Plant and Equipment, and therefore have been reclassified in the consolidated statement of financial position.

c)	Post-employment and Other Long-term Employee Benefits:

According to Mexican FRS D-3 Employee Benefits, a severance provision and the corresponding expense, must be recognized based on the experience of the entity in terminating the employment relationship before the retirement date, or if the entity deems to pay benefits as a result of an offer made to employees to encourage a voluntary termination. For IFRS purposes, this provision was eliminated as it does not meet the definition of a termination benefit pursuant to IAS 19 (2011) Employee Benefits. Accordingly, at the transition date, the Company derecognized its severance indemnity recorded under Mexican FRS against retained earnings given that no obligation exists. A formal plan was not required for recording a provision under Mexican FRS. As of December 31, 2011 and January 1, 2011 (transition date), the Company eliminated the severance provision for an amount of Ps. 640 and Ps. 452, respectively.

IAS 19 (2011), which was early adopted by the Company (mandatorily effective as of January 1, 2013), eliminates the use of the corridor method, which defers the remeasurements of the net defined benefit liability, and requires that such items be recorded directly within other comprehensive income in each reporting period. The standard also eliminates deferral of past service costs and requires entities to record them in earnings in each reporting period. These requirements increased the Company’s liability for post- employment and other long-term employee benefits with a corresponding reduction in retained earnings at the transition date. Based on these requirements, the items pending to be amortized in accordance with Mexican FRS were reclassified as of December 31, 2011 and January 1, 2011 to retained earnings at the transition date for Ps. 840 and Ps. 708 respectively in the consolidated statement of financial position.

In Coca-Cola FEMSA Brazil where there is a defined benefit plan, the fair value of plan assets exceeds the amount of the defined benefit obligation of the plan. This surplus has been recorded in the Other Comprehensive Income account in accordance with the provisions of IAS 19 (2011). According to the special rules for that standard, the asset ceiling is the present value of any economic benefits available as reductions in future contributions to the plan. Under Mexican FRS, there is no restriction to limit the asset. At December 31, 2011 and January 1, 2011, Coca-Cola FEMSA Brazil reclassified from Post-employment and other non-current employee benefits to other comprehensive income Ps. 127 and Ps. 199, respectively.

d)	Elimination of Inflation in Intangible Assets, Equity and Net Income:

As discussed above in b), for purposes of IFRS the Company eliminated the accumulated inflation recorded under Mexican FRS for such intangible assets, equity and net income related to accounts that were not generated from operations in hyperinflationary economies.

e)	Embedded Derivatives:

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

f)	Share-based Payment Program:

Under Mexican FRS D-3, the Company recognizes its stock bonus plan as a defined contribution plan. IFRS requires that such share-based payment plans be recorded under the principles set forth in IFRS 2, Share-based Payments. The most significant difference for changing the accounting treatment is related to the period during which compensation expense is recognized, which under Mexican FRS D-3 the total amount of the bonus is recorded in the period in which it was granted, while in IFRS 2 it is recognized over the vesting period of such awards.

Additionally, the trust that holds the equity shares allocated to executives, is considered to hold plan assets and was not consolidated under Mexican FRS. However, for purposes of IFRS, SIC 12 Consolidation-Special Purpose Entities, requires the Company to consolidate the trust and reflect its own shares in treasury stock and reduce the non-controlling interest for Coca-Cola FEMSA’s shares held by the trust.

g)	Income Taxes:

The adjustments to IFRS recognized by the Company had an impact in the deferred income tax calculation, according to the requirements set forth by IAS 12. The impact in the Company’s equity as of December 31, 2011 and January 1, 2011 was Ps. 4,936 and Ps. 3,633, respectively. The impact in net income for the year ended December 31, 2011 earnings was Ps. 131.

Furthermore, the Company derecognized a deferred liability recorded in the exchange of shares of FEMSA Cerveza with the Heineken Company which amounted to Ps. 10,099. IFRS has an exception for recognition of a deferred tax liability for an investment in a subsidiary if the parent is able to control the timing of the reversal and it is probable that it will not reverse in the foreseeable future.

Additionally, the Company reclassified the deferred income taxes and other taxes balances in order to comply with IFRS off-setting requirements. The Company reclassified from recoverable taxes to taxes payable balances an amount of Ps. 1,032 and Ps. 909, and from deferred tax assets to deferred tax liabilities balances an amount of Ps. 600 and Ps. 1,070, as of December 31, 2011 and January 1, 2011, respectively.

h)	Cumulative Translation Effects:

The Company decided to use the exemption provided by IFRS 1, which permits it to adjust at the transition date all the translation effects it had recognized under Mexican FRS to zero and begin to record them in accordance with IAS 21 on a prospective basis. The effect was Ps. 6 at the transition date, net of deferred income taxes of Ps. 1,112.

i)	Retained Earnings and Non-controlling Interest:

All the adjustments arising from the Company’s transition to IFRS at the transition date were adjusted against retained earnings and to the extent applicable also impacted the balance of the non-controlling interest.

j)	Effective Interest Rate Method:

In accordance with IFRS, the financial assets and liabilities classified as held to maturity or accounts receivables are subsequently measured using the effective interest rate method as appropriate.

k)	Investments in Associates and Joint Ventures:

On 1 January 2011, Heineken Company changed its accounting policy with respect to the recognition of actuarial gains and losses arising from defined benefit plans. After the policy change, Heineken Company recognizes all actuarial gains and losses immediately in other comprehensive income (OCI). In prior years, Heineken Company applied the corridor method. To the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion was recognized in profit or loss over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss was not recognized. As such, this change means that deferral of actuarial gains and losses within the corridor are no longer applied and had an impact in our investment in Heineken Company through equity method.

l)	Presentation and Disclosure Items:

IFRS requires additional disclosures that are more extensive than those of Mexican FRS, which resulted in additional disclosures regarding accounting policies, significant judgments and estimates, financial instruments and capital management, among others. Additionally, the Company reclassified certain items within its consolidated income statement and consolidated statement of financial position to conform with the requirements of IAS 1, Presentation of Financial Statements.

28	Future Impact of Recently Issued Accounting Standards not yet in Effect:

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective as of December 31, 2012.

IFRS 9, Financial Instruments issued in November 2009 and amended in October 2010 introduces new requirements for the classification and measurement of financial assets and financial liabilities and for derecognition.

The standard requires all recognized financial assets that are within the scope of IAS 39 to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in fair value of a financial liability (designated as at FVTPL) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at FVTPL was recognized in profit or loss.

This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

On May and June, 2011, the IASB issued new standards and amended some existing standards including requirements of accounting and presentation for particular topics that have not yet been applied in these consolidated financial statements. A summary of those changes and amendments includes the following:

•

IAS 28, “Investments in Associates and Joint Ventures” (2011) (which the Company refers to as IAS 28) prescribes the accounting for investments in associates and establishes the requirements to apply the equity method for those investments in associates and in joint ventures. The standard is applicable to all entities with joint control of, or significant influence over, an investee. This standard supersedes the previous version of IAS 28, Investments in Associates. The effective date of IAS 28 (2011) is January 1, 2013, with early application permitted, but it must be applied in conjunction with IFRS 10, IFRS 11 and IFRS 12. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

•

IFRS 10, Consolidated Financial Statements, establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. The standard requires the controlling company to present its consolidated financial statements; modifies the definition about the principle of control and establishes such definition as the basis for consolidation; establishes how to apply the principle of control to identify if an investment is subject to be consolidated. The standard replaces IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation – Special Purpose Entities. The effective date of IFRS 10 is January 1, 2013, with early application permitted, but it must be applied in conjunction with IAS 28 (2011), IFRS 11 and IFRS 12. This standard has not been early adopted by the Company . The Company has yet to complete its evaluation of whether this standard will have a material impact on its consolidated financial statements.

•

IFRS 11, Joint Arrangements, classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The determination of whether a joint arrangement is a joint operation or a joint venture is based on the parties’ rights and obligations under the arrangement, with the existence of a separate legal vehicle no longer being the key factor. The effective date of IFRS 11 is January 1, 2013, with early application permitted, but it must be applied in conjunction with IAS 28 (2011), IFRS 10 and IFRS 12. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation of whether this standard will have a material impact on its consolidated financial statements.

•

IFRS 12, Disclosure of Interests in Other Entities, has the objective to require the disclosure of information to allow the users of financial information to evaluate the nature and risk associated with their interests in other entities, and the effects of such interests on their financial position, financial performance and cash flows. The effective date of IFRS 12 is January 1, 2013, with early application permitted in certain circumstances, but it must be applied in conjunction with IAS 28 (2011), IFRS 10 and IFRS 11. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation of whether this standard will have a material impact on its consolidated financial statements.

•

IFRS 13, Fair Value Measurement, establishes a single framework for measuring fair value where that is required by other standards. The standard applies to both financial and non-financial items measured at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the standard is adopted . This standard has not been early adopted by the Company. The Company has yet to complete its evaluation of whether this standard will have a material impact on its consolidated financial statements.

•

Amendments to IAS 32, Financial Instruments: Presentation, and IFRS 7, Financial Instruments: Disclosures, as it relates to offsetting financial assets and financial liabilities and the related disclosures. The amendments to IAS 32 clarify existing application issues relating to the offsetting requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014, with retrospective application required. The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The amendments to IFRS 7 are required for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The disclosures should be provided retrospectively for all comparative periods. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation of whether this standard will have a material impact on its consolidated financial statements.

29	Subsequent Events

On February 27, 2013, the Company’s Board of Directors agreed to propose an ordinary dividend of Ps. 6,684 million which represents an increase of 7.8% as compared to the dividend was paid in 2012. This dividend was approved at the Annual Shareholders meeting on March 15, 2013.

In February 2013, the Venezuelan government announced a devaluation of its official exchange rates from 4.30 to 6.30 bolivars per U.S. dollar. The exchange rate used to translate the Company’s financial statements to its reporting currency beginning February 2013 pursuant to the applicable accounting rules was 6.30 bolivars per U.S. dollar. As a result of this devaluation, the balance sheet of Coca-Cola FEMSA’s Venezuelan subsidiary reflected a reduction in equity of approximately Ps. 3,500 which was accounted for at the time of the devaluation in February 2013.

Effective January 25, 2013, Coca-Cola FEMSA finalized the acquisition of 51% of Coca-Cola Bottlers Phillipines, Inc. (CCBPI) for an amount of $688.5 in an all-cash transaction. As part of the agreement, Coca-Cola FEMSA has an option to acquire the remaining

49% of CCBPI at any time during the seven years following the closing and has a put option to sell its ownership to The Coca-Cola Company any time during year six. The results of CCBPI will be recognized by Coca-Cola FEMSA using the equity method, given certain substantive participating rights of The Coca-Cola Company in the operations of the bottler.

On January 17, 2013, Coca-Cola FEMSA and Grupo Yoli, S. A. de C. V. (“Grupo Yoli”) agreed to merge their beverage divisions. Grupo Yoli beverage division operates mainly in the state of Guerrero, as well as in part of the state of Oaxaca, Mexico. The merger agreement was approved by both Coca-Cola FEMSA’s and Grupo Yoli’s Boards of Directors as well as by The Coca-Cola Company and is subject to the approval of the Comisión Federal de Competencia the Mexican antitrust authority. The transaction will involve the issuance of approximately 42.4 million of Coca-Cola FEMSA’s newly issued series L shares, and in addition Coca-Cola FEMSA will assume Ps. 1,009 in net debt. This transaction is expected to be completed during the first semester of 2013.

In November 2012, through FEMSA Comercio, the Company agreed to acquire a 75% stake in Farmacias YZA, a leading drugstore operator in Southeast Mexico, with the current shareholders staying as partners with the remaining 25%. Farmacias YZA, headquartered in Merida, Yucatan, operated 333 stores as of the date of the agreement. The transaction is pending customary regulatory approvals and is expected to close in the second quarter of 2013.

Report of Independent Registered Public Accounting Firm

To: The Executive and Supervisory Board of Heineken N.V.

We have audited the accompanying consolidated statements of financial position of Heineken N.V. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heineken N.V. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG Accountants N.V.

Amsterdam, the Netherlands

February 12, 2013

Heineken N.V. Financial statements

Consolidated Income Statement

	Note	2012	2011
For the year ended 31 December
In millions of EUR
Revenue	5	18,383	17,123
Other income	8	1,510	64
Raw materials, consumables and services	9	(11,849)	(10,966)
Personnel expenses	10	(3,037)	(2,838)
Amortisation, depreciation and impairments	11	(1,316)	(1,168)
Total expenses		(16,202)	(14,972)
Results from operating activities		3,691	2,215
Interest income	12	62	70
Interest expenses	12	(551)	(494)
Other net finance income/(expenses)	12	219	(6)
Net finance expenses		(270)	(430)
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	16	213	240
Profit before income tax		3,634	2,025
Income tax expense	13	(525)	(465)
Profit		3,109	1,560
Attributable to:
Equity holders of the Company (net profit)		2,949	1,430
Non-controlling interests		160	130
Profit		3,109	1,560

Weighted average number of shares – basic	23	575,022,338	585,100,381
Weighted average number of shares – diluted	23	576,002,613	586,277,702
Basic earnings per share (EUR)	23	5.13	2.44
Diluted earnings per share (EUR)	23	5.12	2.44

Consolidated Statement of Comprehensive Income

	Note	2012	2011
For the year ended 31 December
In millions of EUR
Profit		3,109	1,560
Other comprehensive income:
Foreign currency translation differences for foreign operations	24	45	(493)
Effective portion of change in fair value of cash flow hedges	24	14	(21)
Effective portion of cash flow hedges transferred to profit or loss	24	41	(11)
Ineffective portion of cash flow hedges (transferred to profit or loss)	24	—	—
Net change in fair value available-for-sale investments	24	135	71
Net change in fair value available-for-sale investments transferred to profit or loss	24	(148)	(1)
Actuarial gains and losses	24/28	(439)	(93)
Share of other comprehensive income of associates/joint ventures	24	(1)	(5)
Other comprehensive income, net of tax	24	(353)	(553)
Total comprehensive income		2,756	1,007

Attributable to:
Equity holders of the Company		2,608	884
Non-controlling interests		148	123
Total comprehensive income		2,756	1,007

Consolidated Statement of Financial Position

	Note	2012	2011
As at 31 December
In millions of EUR
Assets
Property, plant & equipment	14	8,792	7,860
Intangible assets	15	17,725	10,835
Investments in associates and joint ventures	16	1,950	1,764
Other investments and receivables	17	1,099	1,129
Advances to customers	32	312	357
Deferred tax assets	18	564	474
Total non-current assets		30,442	22,419
Inventories	19	1,596	1,352
Other investments	17	11	14
Trade and other receivables	20	2,537	2,260
Prepayments and accrued income		232	170
Cash and cash equivalents	21	1,037	813
Assets classified as held for sale	7	124	99
Total current assets		5,537	4,708
Total assets		35,979	27,127

Equity
Share capital		922	922
Share premium		2,701	2,701
Reserves		365	498
Allotted Share Delivery Instrument		—	—
Retained earnings		7,703	5,653
Equity attributable to equity holders of the Company		11,691	9,774
Non-controlling interests	6/22	1,071	318
Total equity	22	12,762	10,092
Liabilities
Loans and borrowings	25	11,437	8,199
Tax liabilities		140	160
Employee benefits	28	1,632	1,174
Provisions	30	418	449
Deferred tax liabilities	18	1,790	894
Total non-current liabilities		15,417	10,876
Bank overdrafts	21	191	207
Loans and borrowings	25	1,863	981
Trade and other payables	31	5,273	4,624
Tax liabilities		305	207
Provisions	30	129	140
Liabilities classified as held for sale	7	39	—
Total current liabilities		7,800	6,159
Total liabilities		23,217	17,035
Total equity and liabilities		35,979	27,127

Consolidated Statement of Cash Flows

	Note	2012	2011
For the year ended 31 December
In millions of EUR
Operating activities
Profit		3,109	1,560
Adjustments for:
Amortisation, depreciation and impairments	11	1,316	1,168
Net interest expenses	12	489	424
Gain on sale of property, plant & equipment, intangible assets and subsidiaries, joint ventures and associates	8	(1,510)	(64)
Investment income and share of profit and impairments of associates and joint ventures and dividend income on AFS and HFT investments		(238)	(252)
Income tax expenses	13	525	465
Other non-cash items		(110)	244
Cash flow from operations before changes in working capital and provisions		3,581	3,545
Change in inventories		(52)	(145)
Change in trade and other receivables		(64)	(21)
Change in trade and other payables		217	417
Total change in working capital		101	251
Change in provisions and employee benefits		(164)	(76)
Cash flow from operations		3,518	3,720
Interest paid		(490)	(485)
Interest received		82	65
Dividends received		184	137
Income taxes paid		(599)	(526)
Cash flow related to interest, dividend and income tax		(823)	(809)
Cash flow from operating activities		2,695	2,911

Investing activities
Proceeds from sale of property, plant & equipment and intangible assets		131	101
Purchase of property, plant & equipment	14	(1,170)	(800)
Purchase of intangible assets	15	(78)	(56)
Loans issued to customers and other investments		(143)	(127)
Repayment on loans to customers		50	64
Cash flow (used in)/from operational investing activities		(1,210)	(818)
Free operating cash flow		1,485	2,093
Acquisition of subsidiaries, net of cash acquired	6	(3,311)	(806)
Acquisition/additions of associates, joint ventures and other investments	6	(1,246)	(166)
Disposal of subsidiaries, net of cash disposed of		—	(9)
Disposal of associates, joint ventures and other investments		142	44
Cash flow (used in)/from acquisitions and disposals		(4,415)	(937)
Cash flow (used in)/from investing activities		(5,625)	(1,755)

	Note	2012	2011
For the year ended 31 December 2012
In millions of EUR
Financing activities
Proceeds from loans and borrowings		6,837	1,782
Repayment of loans and borrowings		(2,928)	(1,587)
Dividends paid		(604)	(580)
Purchase own shares		—	(687)
Acquisition of non-controlling interests		(252)	(11)
Disposal of interests without a change in control		—	43
Other		3	6
Cash flow (used in)/from financing activities		3,056	(1,034)

Net cash flow		126	122
Cash and cash equivalents as at 1 January		606	478
Effect of movements in exchange rates		114	6
Cash and cash equivalents as at 31 December	21	846	606

Consolidated Statement of Changes in Equity

In millions of EUR	Note	Share capital	Share Premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	ASDI	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2011		922	2,701	(93)	(27)	90	899	(55)	666	4,829	9,932	288	10,220
Other comprehensive income	12/24	—	—	(482)	(42)	69	—	—	—	(91)	(546)	(7)	(553)
Profit		—	—	—	—	—	253	—	—	1,177	1,430	130	1,560
Total comprehensive income		—	—	(482)	(42)	69	253	—	—	1,086	884	123	1,007
Transfer to retained earnings		—	—	—	—	—	(126)	—	—	126	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	—	(474)	(474)	(97)	(571)
Purchase/reissuance own/non-controlling shares		—	—	—	—	—	—	(687)	—	—	(687)	(1)	(688)
Allotted Share Delivery Instrument		—	—	—	—	—	—	694	(666)	(28)	—	—	—
Own shares delivered		—	—	—	—	—	—	5	—	(5)	—	—	—
Share-based payments		—	—	—	—	—	—	—	—	11	11	—	11
Share purchase mandate		—	—	—	—	—	—	—	—	96	96	—	96
Acquisition of non-controlling interests without a change in control		—	—	—	—	—	—	—	—	(21)	(21)	(1)	(22)
Disposal of interests without a change in control		—	—	—	—	—	—	—	—	33	33	6	39
Balance as at 31 December 2011		922	2,701	(575)	(69)	159	1,026	(43)	—	5,653	9,774	318	10,092

In millions of EUR	Note	Share capital	Share Premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2012		922	2,701	(575)	(69)	159	1,026	(43)	5,653	9,774	318	10,092
Other comprehensive income	12/24	—	—	48	58	(9)	4	—	(442)	(341)	(12)	(353)
Profit		—	—	—	—	—	222	—	2,727	2,949	160	3,109
Total comprehensive income		—	—	48	58	(9)	226	—	2,285	2,608	148	2,756
Transfer to retained earnings		—	—	—	—	—	(473)	—	473	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	(494)	(494)	(110)	(604)
Purchase/reissuance own/non-controlling shares		—	—	—	—	—	—	—	—	—	—	—
Own shares delivered		—	—	—	—	—	—	17	(17)	—	—	—
Share-based payments		—	—	—	—	—	—	—	15	15	—	15
Share purchase mandate		—	—	—	—	—	—	—	—	—	—	—
Acquisition of non-controlling interests without a change in control		—	—	—	—	—	—	—	(212)	(212)	715	503
Disposal of interests without a change in control		—	—	—	—	—	—	—	—	—	—	—
Balance as at 31 December 2012		922	2,701	(527)	(11)	150	779	(26)	7,703	11,691	1,071	12,762

Notes to the Consolidated Financial Statements

1. Reporting entity

Heineken N.V. (the ‘Company’) is a company domiciled in the Netherlands. The address of the Company’s registered office is Tweede Weteringplantsoen 21, Amsterdam. The consolidated financial statements of the Company as at and for the year ended 31 December 2012 comprise the Company, its subsidiaries (together referred to as ‘HEINEKEN’ or the ‘Group’ and individually as ‘HEINEKEN’ entities) and HEINEKEN’s interest in jointly controlled entities and associates.

A summary of the main subsidiaries, jointly controlled entities and associates is included in note 36 and 16 respectively. The APIPL/APB acquisition has been included in the consolidated financial statements from 15 November 2012.

HEINEKEN is primarily involved in the brewing and selling of beer.

2. Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) effective year-end 2012 have been adopted by the EU, except that the EU carved out certain hedge accounting provisions of IAS 39. The Company does not utilise this carve-out permitted by the EU, as it is not applicable. Consequently, the accounting policies applied by the Company also comply fully with IFRS as issued by the IASB.

The consolidated financial statements have been prepared by the Executive Board of the Company and authorised for issue on 12 February 2013 and will be submitted for adoption to the Annual General Meeting of Shareholders on 25 April 2013.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis unless otherwise indicated.

The methods used to measure fair values are discussed further in note 3 and 4.

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

There were no changes made to the HEINEKEN accounting policies in 2012, the changes in standards and interpretations effective from 1 January 2012 had no significant impact on the company.

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

An SPE is consolidated if, based on an evaluation of the substance of its relationship with HEINEKEN and the SPEs risks and rewards, HEINEKEN concludes that it controls the SPE. SPEs controlled by HEINEKEN were established under terms that impose strict limitations on the decision-making powers of the SPEs management and that result in HEINEKEN receiving the majority of the benefits related to the SPEs operations and net assets, being exposed to the majority of risks incident to the SPEs activities, and retaining the majority of the residual or ownership risks related to the SPEs or their assets.

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

The following exchange rates, for the most important countries in which HEINEKEN has operations, were used while preparing these consolidated financial statements:

	Year-end	Year-end	Average	Average
In EUR	2012	2011	2012	2011
BRL	0.3699	0.4139	0.3987	0.4298
GBP	1.2253	1.1972	1.2332	1.1522
MXN	0.0582	0.0554	0.0592	0.0578
NGN	0.0049	0.0049	0.0050	0.0047
PLN	0.2455	0.2243	0.2390	0.2427
RUB	0.0248	0.0239	0.0250	0.0245
SGD	0.6207	0.5946	0.6229	0.5718
VND in 1,000	0.0364	0.0367	0.0373	0.0348
USD	0.7579	0.7729	0.7783	0.7184

(iii)	Reporting in hyperinflationary economies

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

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts form an integral part of HEINEKEN’s cash management and are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

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

Spare parts that are acquired as part of an equipment purchase and only to be used in connection with this specific equipment are capitalised and amortised as part of the equipment. For example, purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment. In all other cases spare parts are carried as inventory and recognised in the income statement as consumed. Where an item of P, P & E comprises major components having different useful lives, they are accounted for as separate items (major components) of P, P & E.

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

Land except for financial leases on land over the contractual period, is not depreciated as it is deemed to have an infinite life. Depreciation on other P, P & E is charged to profit or loss on a straight-line basis over the estimated useful lives of items of P, P & E, and major components that are accounted for separately, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Assets under construction are not depreciated. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonable certain that HEINEKEN will obtain ownership by the end of the lease term. The estimated useful lives for the current and comparative years are as follows:

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

(iii)	Customer-related, contract-based intangibles and reacquired rights

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

Reacquired rights are identifiable intangible assets recognised in an acquisition that represent the right an acquirer previously has granted to the acquiree to use one or more of the acquirer’s recognised or unrecognised assets.

Customer-related and contract-based intangibles acquired as part of a business combination are valued at fair value. Customer-related and contract-based intangibles acquired separately are measured at cost.

Customer-related, contract-based intangibles and reacquired rights are amortised over the remaining useful life of the customer relationships or the period of the contractual arrangements.

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

Amortisation is calculated over the cost of the asset, or other amount substituted for cost, less its residual value. Intangible assets with a finite life are amortised on a straight-line basis over their estimated useful lives, other than goodwill, from the date they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

• Strategic brands	40 – 50 years
• Other brands	15 – 25 years
• Customer-related and contract-based intangibles	5 – 20 years
• Reacquired rights	3 – 12 years
• Software	3 – 7 years
• Capitalised development costs	3 years

Amortisation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(vii)	Gains and losses on sale

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

Evidence of impairment may include indications that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

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

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is first allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets and employee defined benefit plan assets, which continue to be measured in accordance with HEINEKEN’s accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

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

HEINEKEN’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognised past service costs and the fair value of any defined benefit plan assets are deducted. The discount rate is the yield at balance sheet date on AA-rated bonds that have maturity dates approximating the terms of HEINEKEN’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

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

At each balance sheet date, HEINEKEN revises its estimates of the number of share rights that are expected to vest, for the 100 per cent internal performance conditions of the share plans 2010-2012, 2011-2013 and 2012-2014 of the senior management members and the Executive Board. It recognises the impact of the revision of original estimates – only applicable for internal performance conditions, if any, in profit or loss, with a corresponding adjustment to equity.

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

Other net finance income and expenses comprises dividend income, gains and losses on the disposal of available-for-sale investments, changes in the fair value of investments designated at fair value through profit or loss and held for trading investments, changes in fair value of hedging instruments that are recognised in profit or loss, unwinding of the discount on provisions and impairment losses recognised on investments. Dividend income is recognised in the income statement on the date that HEINEKEN’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Foreign currency gains and losses are reported on a net basis in the other net finance income and expenses.

(s)	Income tax

Income tax comprises current and deferred tax. Current tax and deferred tax are recognised in the income statement except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected income tax payable or receivable in respect of taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to income tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

(ii)	Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases.

Deferred tax is not recognised for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•

temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

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

(iii)	Tax exposures

In determining the amount of current and deferred income tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the income tax expense in the period that such a determination is made.

(t)	Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale or distribution, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is represented as if the operation had been discontinued from the start of the comparative year.

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

(y)	Recently issued IFRS

(i)	Standards effective in 2012 and reflected in these consolidated financial statements

Standards and interpretations effective from 1 January 2012 did not have a significant impact on the Company.

(ii)	New relevant standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 1 January 2013, and have not been applied in preparing these consolidated financial statements. Those which may be relevant to the Company are set out below, however HEINEKEN does not expect these changes to have a significant effect on the consolidated financial statements.

•

IAS 19 Employee Benefits was amended. The standard is effective for annual periods beginning on or after 1 January 2013 and was endorsed by the EU. HEINEKEN has evaluated the impact of the applicability of this new standard. The prescribed calculation method to determine the return on net assets would result in an estimated increase in total pension costs of EUR99 million for 2012. This amount represents the variance between expected return on net assets and the prescribed application of the discount rate. Previously, total pension costs were reported within personnel expenses. With effect from 1 January 2013 HEINEKEN will present the interest expense on its net pension liability, an estimated EUR60 million, in Other net finance income and expenses.

•

IFRS 9 Financial Instruments introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additions relating to financial liabilities. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets and hedge accounting. The standard is effective for annual periods beginning on or after 1 January 2015, but has not yet been endorsed by the EU. HEINEKEN is in the process of evaluating the impact of the applicability of the new standard.

•

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS supersedes IAS 27 Consolidated and separate financial statements and SIC-12 Consolidation – Special purpose entities and is effective for annual periods beginning on or after 1 January 2014.

•

IFRS 11 Joint arrangements establishes principles for financial reporting by parties to a joint arrangement. This IFRS supersedes IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary contributions by ventures and is adopted by the EU for annual periods beginning on or after 1 January 2014. Under IFRS 11 the structure of the arrangement is no longer the only determinant for the accounting treatment and entities do no longer have a choice in accounting treatment.

•

IFRS 12 Disclosure of interests in other entities applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The EU has adopted this IFRS for annual periods beginning on or after 1 January 2014. This IFRS integrates and makes consistent the disclosure requirements for all entities mentioned above.

•

IFRS 13 Fair value measurement defines fair value; sets out in a single IFRS a framework for measuring fair value; and requires disclosures about fair value measurements. The EU has adopted this IFRS for annual periods beginning on or after 1 January 2014. The IFRS explains how to measure fair value for financial reporting. It does not require fair value measurements in addition to those already required or permitted by other IFRSs and is not intended to establish valuation standards or affect valuation practices outside financial reporting.

•	HEINEKEN has the intention to early adopt IFRS 10, 11, 12 and 13 to align with the IASB effective date of 1 January 2013.

4.	Determination of fair values

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

Fair value as a result of business combinations

(i)	Property, plant and equipment

The fair value of P, P & E recognised as a result of a business combination is based on the quoted market prices for similar items when available and replacement cost when appropriate.

(ii)	Intangible assets

The fair value of brands acquired in a business combination is based on the ‘relief of royalty’ method or determined using the multi-period excess earnings method. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of reacquired rights and other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iii)	Inventories

The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(iv)	Trade and other receivables

The fair value of trade and other receivables is estimated at the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes or when acquired in a business combination.

Fair value from general business operations

(i)	Investments in equity and debt securities

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

(ii)	Derivative financial instruments

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

Fair values include the instrument’s credit risk and adjustments to take account of the credit risk of the Group entity and counterparty when appropriate.

(iii)	Non-derivative financial instruments

Fair value, which is determined for disclosure purposes or when fair value hedge accounting is applied, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

Fair values include the instrument’s credit risk and adjustments to take account of the credit risk of the Group entity and counterparty when appropriate.

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

Information regarding the results of each reportable segment is included in the table on the next page. Performance is measured based on EBIT (beia), as included in the internal management reports that are reviewed by the Executive Board. EBIT (beia) is defined as earnings before interest and taxes and net finance expenses, before exceptional items and amortisation of acquisition related intangibles. Exceptional items are defined as items of income and expense of such size, nature or incidence, that in view of management their disclosure is relevant to explain the performance of HEINEKEN for the period. EBIT and EBIT (beia) are not financial measures calculated in accordance with IFRS. EBIT (beia) is used to measure performance as management believes that this measurement is the most relevant in evaluating the results of these segments.

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

Information about reportable segments

		Western Europe		Central and Eastern Europe		The Americas
In millions of EUR	Note	2012	2011	2012	2011	2012	2011
Revenue
Third party revenue[1]		7,140	7,158	3,255	3,209	4,507	4,002
Interregional revenue		645	594	25	20	16	27
Total revenue		7,785	7,752	3,280	3,229	4,523	4,029

Other income		13	48	9	7	2	1
Results from operating activities		739	820	313	318	581	493
Net finance expenses
Share of profit of associates and joint ventures and impairments thereof		1	3	24	17	81	77
Income tax expenses
Profit
Attributable to:
Equity holders of the Company (net profit)
Non-controlling interest

EBIT reconciliation
EBIT		740	823	337	335	662	570
Eia[2]		224	139	12	11	86	85
EBIT (beia)[2]	27	964	962	349	346	748	655

Beer volumes[2]
Consolidated beer volume		44,288	45,380	47,269	45,377	53,124	50,497
Joint Ventures’ volume		—	—	7,578	7,303	9,611	9,663
Licences		288	300	—	—	74	65
Group volume		44,576	45,680	54,847	52,680	62,809	60,225

Current segment assets		2,007	1,843	1,082	985	1,193	1,045
Other non-current segment assets		8,015	8,186	3,423	3,365	5,649	5,619
Investment in associates and joint ventures		22	23	196	165	835	711
Total segment assets		10,044	10,052	4,701	4,515	7,677	7,375
Unallocated assets
Total assets

Segment liabilities		4,178	3,723	1,347	1,160	1,072	1,068
Unallocated liabilities
Total equity
Total equity and liabilities

Purchase of P, P & E		260	215	197	170	250	199
Acquisition of goodwill		7	—	—	1	36	4
Purchases of intangible assets		26	11	12	9	14	20
Depreciation of P, P & E		(344)	(343)	(247)	(234)	(201)	(183)
(Impairment) and reversal of impairment of P, P & E		(36)	—	15	(2)	(17)	5
Amortisation intangible assets		(86)	(100)	(16)	(18)	(103)	(93)
(Impairment) and reversal of impairment of intangible assets		(7)	—	—	(3)	—	—

	Africa and the Middle East		Asia Pacific		Head Office and Other/ eliminations		Consolidated
	2012	2011	2012	2011	2012	2011	2012	2011
Revenue
Third party revenue[1]	2,639	2,223	527	216	315	315	18,383	17,123
Interregional revenue	—	—	—	—	(686)	(641)	—	—
Total revenue	2,639	2,223	527	216	(371)	(326)	18,383	17,123

Other income	—	3	1,486	5	—	—	1,510	64
Results from operating activities	613	533	1,546	64	(101)	(13)	3,691	2,215
Net finance expenses							(270)	(430)
Share of profit of associates and joint ventures and impairments thereof	1	35	109	112	(3)	(4)	213	240
Income tax expenses							(525)	(465)
Profit							3,109	1,560
Attributable to:							2,949	1,430
Equity holders of the Company (net profit)							160	130
Non-controlling interest							3,109	1,560

EBIT reconciliation
EBIT	614	568	1,655	176	(104)	(17)	3,904	2,455
Eia[2]	38	2	(1,388)	—	36	5	(992)	242
EBIT (beia)[2]	652	570	267	176	(68)	(12)	2,912	2,697

Beer volumes[2]
Consolidated beer volume	23,289	22,029	3,742	1,309	—	—	171,712	164,592
Joint Ventures’ volume	6,002	5,706	24,297	24,410	(157)	—	47,331	47,082
Licences	1,149	1,093	675	769	1	—	2,187	2,227
Group volume	30,440	28,828	28,714	26,488	(156)	—	221,230	213,901

Current segment assets	959	854	913	91	(629)	(124)	5,525	4,694
Other non-current segment assets	2,073	1,867	7,151	2	1,619	1,143	27,930	20,182
Investment in associates and joint ventures	281	272	534	536	82	57	1,950	1,764
Total segment assets	3,313	2,993	8,598	629	1,072	1,076	35,405	26,640
Unallocated assets							574	487
Total assets							35,979	27,127

Segment liabilities	760	653	498	36	238	508	8,093	7,148
Unallocated liabilities							15,124	9,887
Total equity							12,762	10,092
Total equity and liabilities							35,979	27,127

Purchase of P, P & E	395	202	20	—	48	14	1,170	800
Acquisition of goodwill	—	282	2,757	—	480	—	3,280	287
Purchases of intangible assets	2	—	—	—	24	16	78	56
Depreciation of P, P & E	(176)	(140)	(11)	—	(38)	(36)	(1,017)	(936)
(Impairment) and reversal of impairment of P, P & E	(8)	(3)	—	—	2	—	(44)	—
Amortisation intangible assets	(6)	(6)	(24)	—	(12)	(12)	(247)	(229)
(Impairment) and reversal of impairment of intangible assets	—	—	—	—	—	—	(7)	(3)

[1]	Includes other revenue of EUR433 million in 2012 and EUR463 million in 2011.
[2]	For definition see ‘Glossary’. Note that these are both non-GAAP measures and therefore un-audited.

6. Acquisitions and disposals of subsidiaries and non-controlling interests

Acquisition of the beer operations in Asia Pacific Breweries

On 17 August 2012, HEINEKEN announced that, through its wholly owned subsidiary Heineken International B.V., it had signed the definitive agreements with Fraser & Neave, Limited (‘F&N’) regarding the acquisition of control of Asia Pacific Investment Pte. Ltd (‘APIPL’) and Asia Pacific Breweries Ltd. (‘APB’) and their subsidiaries (together referred to as the ‘Acquired Businesses’, the ‘Transaction’ or ‘APIPL/APB acquisition’). For this Transaction, Heineken agreed to pay SGD53.00 per share for F&N’s entire (direct and indirect) 39.7 per cent effective stake in APB for a total consideration of EUR3,480 million and a total consideration of EUR104 million for F&N’s interest in the non-APB assets held by APIPL. The Transaction has been approved by F&N’s Extraordinary General Meeting on 28 September 2012 and was completed, after regulatory approvals, on 15 November 2012.

Between 17 August 2012 and 15 November 2012, HEINEKEN purchased an additional 13.7 per cent stake in APB (including an 8.6 per cent stake it acquired from Kindest Place Group Limited on 24 September 2012) for a total consideration of EUR1,194 million.

Prior to the Acquisition, HEINEKEN owned a 50 per cent stake in APIPL, a combined direct and indirect stake in APB of 55.6 per cent as well as a direct stake in PT Multi Bintang of 6.78 per cent. Together these stakes are referred to as the Previously Held Equity Interests (‘PHEI’). Prior to the acquisition HEINEKEN did not have control over APB as 64.8 per cent of the shares were held by APIPL, the joint venture between F&N and HEINEKEN. In accordance with IFRS, the PHEI in the Acquired Businesses is accounted for at fair value at the date of acquisition and amounts to EUR2,975 million. The fair value of the PHEI has been determined using valuation techniques, based on the Acquired Businesses’ equity value and the undisturbed share price. HEINEKEN’s carrying amount consists of the book value of the original investment as well as the price paid for shares bought up to 15 November 2012. The fair value compared to HEINEKEN’s carrying amount results in a non-cash exceptional gain of EUR1,486 million, recognised in Other Income.

After completion of the Transaction, HEINEKEN, in aggregate, owns a 95.3 per cent stake in APB, wholly owns APIPL and also has a combined direct and indirect stake of 83.6 per cent in PT Multi Bintang. From 15 November 2012 onwards these entities are consolidated by HEINEKEN.

On 15 November 2012, Heineken announced a Mandatory General Offer (‘MGO’) for all shares of APB that Heineken does not already own (i.e. the remaining 4.7 per cent APB free-float shares), in accordance with the Singapore Code on Take-overs and Mergers. HEINEKEN expects to delist APB around 18 February 2013. The total consideration for all remaining shares will be EUR398 million.

Non-controlling interests are measured based on their proportional interest in the recognised amounts of the assets and liabilities of the Acquired Businesses. HEINEKEN recognised EUR797 million of non-controlling interests of which EUR645 million represents the APIPL/APB non-controlling stakes.

The following table summarises the major classes of consideration transferred, and the recognised provisional amounts of assets acquired and liabilities assumed at the acquisition date.

In millions of EUR*
Property, plant & equipment	731
Intangible assets	3,809
Investments in associates & joint ventures	473
Other investments and non-current receivables	82
Deferred tax assets	4
Inventories	187
Trade and other receivables	296
Assets held for sale	17
Cash and cash equivalents	377
Assets acquired	5,976

In millions of EUR*
Loans and borrowings, current and non-current	296
Employee benefits	12
Provisions	3
Deferred tax liabilities	1,001
Tax liabilities	95
Trade and other current liabilities	455
Liabilities assumed	1,862

Total net identifiable assets	4,114

Consideration paid in cash for the transaction on 15 November 2012	3,584
Fair value of previously held equity interest in the acquiree	2,975
Non-controlling interests	797
Settlement of pre-existing relationship	(5)
Net identifiable assets acquired	(4,114)
Goodwill on acquisition (provisional)	3,237

*	Amounts were converted to euros at the rate of EUR/SGD1.5622 for the statement of financial position

The majority of the goodwill has been allocated to the Asia Pacific region and it is attributable to a number of factors such as the future growth platform and synergies that can be achieved. To properly account for the currency impact (in accordance with IAS21) on goodwill, the provisional amount of EUR2,757 million allocated to the Asia Pacific region is held in the following currencies. In alphabetical order; Chinese Yuan Renminbi (CNY), Indonesian Rupiah (IDR), Mongolian Tugrik (MTN), New Zealand Dollar (NZD), Papua New Guinea Kina (PGK), New Solomon Island Dollar (SBD), Singapore Dollar (SGD), Vietnamese Dong (VND), New Caledonian Franc (XPF) and Cambodia in USD. The remaining part of the provisional goodwill (EUR480 million) has been allocated to the Heineken Global Commerce cash-generating unit (‘CGU’) in Head office and Others and reflects the benefit to HEINEKEN for safeguarding the position of Heineken® as a global brand and future royalty streams.

Prior to the acquisition, HEINEKEN accounted for its investment in the Acquired Businesses with a three-month delay with any identified specific large, material events being recognised immediately. At the acquisition date, HEINEKEN discontinued the use of equity method accounting. Included within the revaluation gain of the PHEI is the catch up on the three-month lagging period. This gain amounts to EUR23 million and is embedded within the PHEI gain presented as Other Income.

The Acquired Businesses contributed revenue of EUR287 million and results from operating activities of negative EUR9 million (including the reversal of the EUR76 million fair value lift up on inventory) for the six-week period from 15 November 2012 to 31 December 2012. Amortisation of identified intangible assets for the six-week period amounts to EUR24 million. Had the acquisition occurred on 1 January 2012, pro-forma revenue and pro-forma results from operating activities for the 12-month period ended 31 December 2012 would have amounted to EUR1,698 million and EUR159 million, respectively. The pro-forma amortisation of identified intangible assets would have amounted to EUR191 million. This pro-forma information does not purport to represent what HEINEKEN’s actual results would have been had the acquisition actually occurred on 1 January 2012, nor are they necessarily indicative of future results of operations. In determining the contributions, management has assumed that the fair value adjustments that arose on the date of the acquisition would have been the same as if the acquisition had occurred on 1 January 2012.

Acquisition-related costs of EUR28 million have been recognised in the income statement for the period ended 31 December 2012.

In accordance with IFRS 3R, the amounts recorded for the Transaction are provisional and are subject to adjustments during the measurement period if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognised as of that date.

Other Acquisitions

During 2012 HEINEKEN completed transactions to increase its shareholding in Brasserie Nationale d’Haiti S.A. (‘BraNa’), the country’s leading brewer, from 22.5 per cent to 95 per cent. HEINEKEN also acquired 100 per cent of the Belgian cider innovation company Stassen in 2012.

The acquisition of BraNa and Stassen contributed revenue of EUR113 million, results from operating activities of EUR19 million (EBIT) and amortisation of identified intangible assets amounts to EUR nil million.

The following summarises the major classes of consideration transferred, and the recognised provisional amounts of assets acquired and liabilities assumed at the acquisition date of BraNa and Stassen.

In millions of EUR*
Property, plant & equipment	64
Intangible assets	9
Inventories	22
Trade and other receivables	9
Cash and cash equivalents	9
Assets acquired	113

In millions of EUR*
Loans and borrowings, current and non-current	13
Deferred tax liabilities	5
Other long term liabilities	1
Tax liabilities (current)	3
Trade and other current liabilities	22
Liabilities assumed	44

Total net identifiable assets	69

In millions of EUR*
Consideration transferred	88
Fair value of previously held equity interest in the acquiree	21
Non-controlling interests	3
Net identifiable assets acquired	(69)
Provisional goodwill on acquisition	43

*	The’BraNa’ amounts were converted into EUR at the rate of EUR/HTG 54.2613. Additionally, certain amounts provided in US dollar were converted into EUR based at the rate of EUR/USD1.3446.

The amounts recorded for the acquired businesses are prepared on a provisional basis. Goodwill has been allocated to Haiti in the America’s region which is held in HTG (Haitian Gourde) and for Stassen to the Western Europe region held in EUR. The entire amounts of goodwill are not expected to be tax deductible.

The fair value of the previously held 22.5 per cent in BraNa is recognised at EUR21 million. The revaluation to fair value of the Group’s existing 22.5 per cent in BraNa resulted in a net profit of EUR20 million that has been recognised in the income statement in other net finance income (note12).

Non-controlling interests are recognised based on their proportional interest in the recognised amounts of the assets and liabilities of BraNa of EUR3 million.

Acquisition related costs are not material and have been recognised in the income statement for the period ended 31 December 2012.

Acquisition of non-controlling interest

As part of the unwinding of their partnerships in Kazakhstan and Serbia with Efes Breweries International N.V. (EBI) HEINEKEN acquired EBI’s 28 per cent stake in the Serbian operations and since 27 December wholly owns Central Europe Beverages (CEB). On 8 January 2013 HEINEKEN sold its 28 per cent stake in Efes Kazakhstan which is reported in the subsequent events note 37. Selling the cross-holdings to each other will result in a net consideration to be paid by EBI to HEINEKEN of USD161 million.

Disposals

Disposal of our minority shareholding in Cervecería Nacional Dominicana S.A.

On 16 April 2012 HEINEKEN sold its 9.3 per cent minority shareholding in Cervecería Nacional Dominicana S.A. (‘CND’) in the Dominican Republic for USD237 million, ultimately to AmBev Brasil Bebidas S.A. (‘AmBev Brasil’), a subsidiary of Companhia de Bebidas das Américas – AmBev.

A pre-tax EUR175 million gain on disposal of the available for sale investment was recorded under other net finance income.

7. Assets and liabilities (or disposal groups) classified as held for sale

Other assets classified as held for sale represent:

•	Our associate in Efes Kazakhstan. The transaction to sell our stake in Kazakhstan closed on 8 January 2013.

•

HEINEKEN’s share in the Chinese joint venture Jiangsu Dafuhao Breweries Co. Ltd. resulting from the acquisition of APIPL/APB. The joint venture was included as available for sale in the opening balance sheet of this acquisition. The sale of our share in Jiangsu Dafuhao Breweries has been completed on 9 January 2013.

•

Assets and liabilities following the commitment of HEINEKEN to sell our wholly-owned subsidiary Pago International GmbH to Eches-Granini Group. The transaction is expected to close in the first quarter of 2013.

Assets and liabilities classified as held for sale

In millions of EUR	2012	2011
Current assets	38	—
Non-current assets	86	99
Current liabilities	(36)	—
Non-current liabilities	(3)	—
	85	99

8. Other income

In millions of EUR	2012	2011
Net gain on sale of property, plant & equipment	22	35
Net gain on sale of intangible assets	2	24
Net gain on sale of subsidiaries, joint ventures and associates	1,486	5
	1,510	64

Included in other income is the fair value gain of HEINEKEN’s previously held equity interest in APB amounting to EUR1,486 million (refer to note 6).

9. Raw materials, consumables and services

In millions of EUR	2012	2011
Raw materials	1,892	1,576
Non-returnable packaging	2,376	2,075
Goods for resale	1,616	1,498
Inventory movements	(85)	(8)
Marketing and selling expenses	2,250	2,186
Transport expenses	1,029	1,056
Energy and water	562	525
Repair and maintenance	458	417
Other expenses	1,751	1,641
	11,849	10,966

Other expenses include rentals of EUR264 million (2011: EUR241 million), consultant expenses of EUR191 million (2011: EUR166 million), telecom and office automation of EUR179 million (2011: EUR159 million), travel expenses of EUR155 million (2011: EUR137 million) and other fixed expenses of EUR962 million (2011: EUR938 million).

10. Personnel expenses

In millions of EUR	Note	2012	2011
Wages and salaries		2,078	1,891
Compulsory social security contributions		352	333
Contributions to defined contribution plans		39	24
Expenses related to defined benefit plans	28	28	56
Increase in other long-term employee benefits		11	11
Equity-settled share-based payment plan	29	12	11
Other personnel expenses		517	512
		3,037	2,838

Restructuring costs related to the restructuring of wholesale operations across Western Europe are included in other personnel expenses for an amount of EUR35 million. These costs are primarily related to the Netherlands and Italy.

The average number of full-time equivalent (FTE) employees during the year was:

	2012	2011*
The Netherlands	4,053	3,991
Other Western Europe	14,410	14,749
Central and Eastern Europe	16,835	17,424
The Americas	25,035	23,906
Africa and the Middle East	14,604	11,396
Asia Pacific	1,254	279
Heineken N.V. and subsidiaries	76,191	71,745

*	Updated

11. Amortisation, depreciation and impairments

In millions of EUR	Note	2012	2011
Property, plant & equipment	14	1,061	936
Intangible assets	15	254	232
Impairment on available-for-sale assets		1	—
		1,316	1,168

12. Net finance income and expenses

Recognised in profit or loss

In millions of EUR	2012	2011
Interest income	62	70
Interest expenses	(551)	(494)
Dividend income on available-for-sale investments	2	2
Dividend income on investments held for trading	23	11
Net gain/(loss) on disposal of available-for-sale investments	192	1
Net change in fair value of derivatives	(7)	96
Net foreign exchange gain/(loss)	15	(107)
Impairment losses on available-for-sale investments	—	—
Unwinding discount on provisions	(7)	(7)
Other net financial income/(expenses)	1	(2)
Other net finance income/(expenses)	219	(6)

Net finance income/(expenses)	(270)	(430)

Included in other net finance income on the line Net gain/(loss) on disposal of available-for-sale investments are the sale of our 9.3 per cent minority shareholding in Cervecería Nacional Dominicana S.A. in the Dominican Republic leading to a gain on disposal of the available-for-sale investment of pre-tax EUR175 million and the revaluation of HEINEKEN’s existing 22.5 per cent interest in Brasserie d’Haiti of EUR20 million.

Recognised in other comprehensive income

In millions of EUR	2012	2011
Foreign currency translation differences for foreign operations	45	(493)
Effective portion of changes in fair value of cash flow hedges	14	(21)
Effective portion of cash flow hedges transferred to profit or loss	41	(11)
Ineffective portion of cash flow hedges transferred to profit or loss	—	—
Net change in fair value of available-for-sale investments	135	71
Net change in fair value available-for-sale investments transferred to profit or loss	(148)	(1)
Actuarial (gains) and losses	(439)	(93)
Share of other comprehensive income of associates/joint ventures	(1)	(5)
	(353)	(553)

Recognised in:
Fair value reserve	(9)	69
Hedging reserve	58	(42)
Translation reserve	48	(482)
Other	(450)	(98)
	(353)	(553)

13. Income tax expense

Recognised in the income statement

In millions of EUR	2012	2011
Current tax expense
Current year	639	502
Under/(over) provided in prior years	(6)	(26)
	633	476
Deferred tax expense
Origination and reversal of temporary differences	(90)	17
Previously unrecognised deductible temporary differences	(28)	(9)
Changes in tax rate	4	1
Utilisation/(benefit) of tax losses recognised	(6)	(19)
Under/(over) provided in prior years	12	(1)
	(108)	(11)
Total income tax expense in the income statement	525	465

Reconciliation of the effective tax rate

In millions of EUR	2012	2011
Profit before income tax	3,634	2,025
Share of net profit of associates and joint ventures and impairments thereof	(213)	(240)
Profit before income tax excluding share of profit of associates and joint ventures (including impairments thereof)	3,421	1,785

	%	2012	%	2011
Income tax using the Company’s domestic tax rate	25.0	855	25.0	446
Effect of tax rates in foreign jurisdictions	1.8	63	3.5	62
Effect of non-deductible expenses	1.9	64	3.2	58
Effect of tax incentives and exempt income	(13.8)	(472)	(6.0)	(107)
Recognition of previously unrecognised temporary differences	(0.8)	(28)	(0.5)	(9)
Utilisation or recognition of previously unrecognised tax losses	(0.5)	(17)	(0.3)	(5)
Unrecognised current year tax losses	0.7	25	1.0	18
Effect of changes in tax rate	0.1	4	0.1	1
Withholding taxes	0.8	27	1.5	26
Under/(over) provided in prior years	0.2	6	(1.5)	(27)
Other reconciling items	(0.1)	(2)	0.1	2
	15.3	525	26.1	465

The lower reported tax rate in 2012 of 15.3 per cent (2011: 26.1 per cent) can be explained by the tax exempt remeasurement of HEINEKEN’s PHEI in APIPL/APB, prior to consolidation.

Income tax recognised in other comprehensive income

In millions of EUR	Note	2012	2011
Changes in fair value		(24)	—
Changes in hedging reserve		(18)	13
Changes in translation reserve		(22)	11
Other		123	16
	24	59	40

14. Property, plant and equipment

In millions of EUR	Note	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total
Cost
Balance as at 1 January 2011		4,397	6,207	3,939	330	14,873
Changes in consolidation		505	89	(31)	3	566
Purchases		55	99	320	326	800
Transfer of completed projects under construction		82	90	150	(322)	—
Transfer (to)/from assets classified as held for sale		(65)	—	—	—	(65)
Disposals		(35)	(92)	(255)	(6)	(388)
Effect of hyperinflation		2	11	2	2	17
Effect of movements in exchange rates		(71)	(127)	(73)	(1)	(272)
Balance as at 31 December 2011		4,870	6,277	4,052	332	15,531

Balance as at 1 January 2012		4,870	6,277	4,052	332	15,531
Changes in consolidation	6	245	385	91	77	798
Purchases		38	105	365	662	1,170
Transfer of completed projects under construction and other		58	235	270	(540)	23
Transfer (to)/from assets classified as held for sale		(37)	(21)	(24)	—	(82)
Disposals		(19)	(81)	(284)	(1)	(385)
Effect of hyperinflation		1	4	1	—	6
Effect of movements in exchange rates		59	23	23	(4)	101
Balance as at 31 December 2012		5,215	6,927	4,494	526	17,162

Depreciation and impairment losses
Balance as at 1 January 2011		(1,526)	(3,124)	(2,536)	—	(7,186)
Changes in consolidation		—	4	14	—	18
Depreciation charge for the year	11	(128)	(356)	(452)	—	(936)
Impairment losses	11	—	—	(8)	—	(8)
Reversal impairment losses	11	—	3	5	—	8
Transfer to/(from) assets classified as held for sale		3	—	—	—	3
Disposals		18	92	224	—	334
Effect of movements in exchange rates		11	42	43	—	96
Balance as at 31 December 2011		(1,622)	(3,339)	(2,710)	—	(7,671)
Balance as at 1 January 2012		(1,622)	(3,339)	(2,710)	—	(7,671)

Changes in consolidation	6	—	(2)	(1)	—	(3)
Depreciation charge for the year	11	(142)	(399)	(476)	—	(1,017)
Impairment losses	11	(10)	(36)	(19)	—	(65)
Reversal impairment losses	11	4	12	5	—	21
Transfer to/(from) assets classified as held for sale		26	15	20	—	61
Disposals		5	80	261	—	346
Effect of movements in exchange rates		(14)	(9)	(19)	—	(42)
Balance as at 31 December 2012		(1,753)	(3,678)	(2,939)	—	(8,370)

Carrying amount
As at 1 January 2011		2,871	3,083	1,403	330	7,687

As at 31 December 2011		3,248	2,938	1,342	332	7,860

As at 1 January 2012		3,248	2,938	1,342	332	7,860

As at 31 December 2012		3,462	3,249	1,555	526	8,792

Impairment losses

In 2012 a total impairment loss of EUR65 million (2011: EUR8 million) was charged to the income statement.

Financial lease assets

The Group leases P, P & E under a number of finance lease agreements. At 31 December 2012 the net carrying amount of leased P,P & E was EUR39 million (2011: EUR39 million). During the year, the Group acquired leased assets of EUR5 million (2011: EUR6 million).

Security to authorities

Certain P, P & E for EUR142 million (2011: EUR137 million) has been pledged to the authorities in a number of countries as security for the payment of taxation, particularly excise duties on beers, non-alcoholic beverages and spirits and import duties. This mainly relates to Brazil (see note 34).

Property, plant and equipment under construction

P, P & E under construction mainly relates to expansion of the brewing capacity in, Mexico, Nigeria, Democratic Republic of Congo, UK, Vietnam and Russia.

Capitalised borrowing costs

During 2012 no borrowing costs have been capitalised (2011: EUR nil).

15. Intangible assets

In millions of EUR	Note	Goodwill	Brands	Customer- related intangibles	Contract- based intangibles	Software, research and development and other	Total
Cost
Balance as at 1 January 2011		7,592	2,321	1,284	222	344	11,763
Changes in consolidation		287	8	18	38	—	351
Purchases/internally developed		—	—	—	6	50	56
Disposals		—	—	—	(91)	(6)	(97)
Effect of movements in exchange rates		(70)	(57)	(74)	(13)	(10)	(224)
Balance as at 31 December 2011		7,809	2,272	1,228	162	378	11,849

Balance as at 1 January 2012		7,809	2,272	1,228	162	378	11,849
Changes in consolidation	6	3,280	2,069	1,077	624	48	7,098
Purchased/internally developed		—	—	—	7	71	78
Disposals		(11)	—	(5)	(4)	—	(20)
Transfers to assets held for sale		—	—	—	—	(1)	(1)
Effect of movements in exchange rates		(1)	(9)	4	(9)	6	(9)
Balance as at 31 December 2012		11,077	4,332	2,304	780	502	18,995

Amortisation and impairment losses
Balance as at 1 January 2011		(279)	(163)	(163)	(60)	(208)	(873)
Changes in consolidation		—	—	—	1	(1)	—
Amortisation charge for the year	11	—	(59)	(110)	(24)	(36)	(229)
Impairment losses	11	—	(1)	—	—	(2)	(3)
Disposals		—	(1)	—	91	1	91
Effect of movements in exchange rates		—	3	5	(11)	3	—
Balance as at 31 December 2011		(279)	(221)	(268)	(3)	(243)	(1,014)

In millions of EUR	Note	Goodwill	Brands	Customer- related intangibles	Contract- based intangibles	Software, research and development and other	Total
Balance as at 1 January 2012		(279)	(221)	(268)	(3)	(243)	(1,014)
Changes in consolidation	6	—	—	—	—	—	—
Amortisation charge for the year	11	—	(68)	(121)	(11)	(47)	(247)
Impairment losses	11	(7)	—	—	—	—	(7)
Disposals		—	—	—	—	—	—
Transfers to assets held for sale		—	—	—	—	1	1
Effect of movements in exchange rates		(11)	—	7	(9)	10	(3)
Balance as at 31 December 2012		(297)	(289)	(382)	(23)	(279)	(1,270)

Carrying amount
As at 1 January 2011		7,313	2,158	1,121	162	136	10,890

As at 31 December 2011		7,530	2,051	960	159	135	10,835

As at 1 January 2012		7,530	2,051	960	159	135	10,835

As at 31 December 2012		10,780	4,043	1,922	757	223	17,725

Brands, customer-related and contract-based intangibles

The main brands capitalised are the brands acquired in 2008: Scottish & Newcastle (Fosters and Strongbow), 2010: Cervecería Cuauhtémoc Moctezuma (Dos Equis, Tecate and Sol) and 2012: Asia Pacific Breweries (Tiger, Anchor and Bintang). The main customer-related and contract-based intangibles were acquired in 2010 and 2012 and are related to customer relationships with retailers in Mexico and Asia Pacific (constituting either by way of a contractual agreement or by way of non-contractual relations) and reacquired rights.

Impairment tests for cash-generating units containing goodwill

For the purpose of impairment testing, goodwill in respect of Western Europe, Central and Eastern Europe (excluding Russia), the Americas (excluding Brazil) and Asia Pacific is allocated and monitored by management on a regional basis. In respect of less integrated Operating Companies such as Russia, Brazil, Africa, the Middle East and Head Office and Other, goodwill is allocated and monitored by management on an individual country basis.

The aggregate carrying amounts of goodwill allocated to each CGU are as follows:

In millions of EUR	2012	2011
Western Europe	3,428	3,396
Central and Eastern Europe (excluding Russia)	1,445	1,394
Russia	106	102
The Americas (excluding Brazil)	1,778	1,743
Brazil	99	111
Africa and the Middle East (aggregated)	507	528
Asia Pacific	2,674	—
Head Office and Other	743	256
	10,780	7,530

Throughout the year total goodwill mainly increased due to the acquisition of APIPL/APB, BraNa and net foreign currency differences.

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

•	The beer price growth per year after the first three-year period is assumed to be at specific per country expected annual long-term inflation, based on external sources.

•	Cash flows after the first ten-year period were extrapolated using a perpetual growth rate equal to the expected annual long-term inflation, in order to calculate the terminal recoverable amount.

•	A per CGU-specific pre-tax Weighted Average Cost of Capital (WACC) was applied in determining the recoverable amount of the units.

The values assigned to the key assumptions used for the value in use calculations are as follows:

	Pre- tax WACC	Expected annual long- term inflation 2016-2022	Expected volume growth rates 2016-2022
Western Europe	10.1%	2.0%	(0.4)%
Central and Eastern Europe (excluding Russia)	12.2%	2.4%	0.9%
Russia	13.8%	4.1%	1.1%
The Americas (excluding Brazil)	10.0%	3.0%	1.4%
Brazil	12.6%	4.1%	2.9%
Africa and the Middle East	13.7%-21.9%	2.6%-8.6%	1.5%-7.1%
Asia Pacific	15.7%	5.3%	5.4%
Head Office and Other	10.1%-13.2%	2.0%-3.8%	(0.4)%-2.4%

The values assigned to the key assumptions represent management’s assessment of future trends in the beer industry and are based on both external sources and internal sources (historical data).

HEINEKEN applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing on a consistent basis. The trend and outcome of several WACC’s, for amongst others the Western Europe CGU, turned out lower than expected based on the current economic climate and associated outlooks. HEINEKEN does not believe the risk profile in Western Europe is significantly lower than in prior years. HEINEKEN decided to adjust the risk-free rates for this observation.
Sensitivity to changes in assumptions

Limited headroom is available in some of our CGU’s in the region Africa and Middle East, however the outcome of the sensitivity analysis of a 100 basis points adverse change in key assumptions (lower growth rates and higher discount rates respectively) would not result in a materially different outcome of the impairment test.

16. Investments in associates and joint ventures

HEINEKEN has the following (direct and indirect) significant investments in associates and joint ventures:

	Country	Ownership 2012	Ownership 2011
Joint ventures
Brau Holding International GmbH & Co KgaA	Germany	49.9%	49.9%
Zagorka Brewery A.D.	Bulgaria	49.4%	49.4%
Pivara Skopje A.D.	FYR Macedonia	48.2%	48.2%
Brasseries du Congo S.A.	Congo	50.0%	50.0%
Compania Cervecerias Unidas S.A.	Chile	33.1%	33.1%
Tempo Beverages Ltd.	Israel	40.0%	40.0%
Heineken Lion Australia Pty.	Australia	50.0%	50.0%
Sirocco FZCo	Dubai	50.0%	50.0%
Diageo Heineken Namibia B.V.	Namibia	50.0%	50.0%
United Breweries Limited	India	37.4%	37.5%
DHN Drinks (Pty) Ltd.	South Africa	44.6%	44.5%
Sedibeng Brewery Pty Ltd.*	South Africa	75.0%	75.0%
Asia Pacific Investment Pte. Ltd.***	Singapore	—	50.0%
Asia Pacific Breweries Ltd.***	Singapore	—	41.9%
Guinness Anchor Berhad ****	Malaysia	25.2%	10.7%
Thai Asia Pacific Brewery ****	Thailand	36.4%	15.4%
Associates
Cerveceria Costa Rica S.A.	Costa Rica	25.0%	25.0%
JSC FE Efes Kazakhstan**	Kazakhstan	28.0%	28.0%

*	HEINEKEN has joint control as the contract and ownership details determine that for certain main operating and financial decisions unanimous approval is required. As a result this investment is not consolidated.
**	This entity is classified as Held for Sale (see note 7).
***	These entities are consolidated from 15 November 2012 following the APIPL/APB acquisition.
****	The ownership percentages have changed following the APIPL/APB acquisition on 15 November 2012.

Reporting date

The reporting date of the financial statements of all HEINEKEN entities and joint ventures disclosed are the same as for the Company except for:

(i) Heineken Lion Australia Pty which has a 30 September reporting date;

(ii) DHN Drinks (Pty) Ltd. which has a 30 June reporting date;

(iii) United Breweries Limited which has a 31 March reporting date;

(iv) Guinness Anchor Berhad which has a 30 June reporting date; and

(v) Thai Asia Pacific Brewery which has a 30 September reporting date.

The results of (ii), (iii), (iv) and (v) have been adjusted to include numbers for the full financial year ended 31 December 2012.

Share of profit of associates and joint ventures and impairments thereof

In millions of EUR	2012	2011
Income associates	34	25
Income joint ventures	179	215
Impairments	—	—
	213	240

The income associates contain a HEINEKEN’s share in the write off in deferred tax assets in an associate of EUR36 million (see note 27). Included in the income joint ventures is HEINEKEN’s share of the net impairment in Jiangsu Dafuhao Breweries Co. Ltd in China of EUR11 million.

Summary financial information for equity accounted joint ventures and associates

In millions of EUR	Joint ventures 2012	Joint ventures 2011	Associates 2012	Associates 2011
Non-current assets	1,270	1,708	65	73
Current assets	683	1,005	50	52
Non-current liabilities	(512)	(581)	(18)	(25)
Current liabilities	(477)	(725)	(30)	(30)
Revenue	2,234	2,313	203	153
Expenses	(1,851)	(1,914)	(161)	(117)

In the above table HEINEKEN represents its share of the aggregated amounts of assets, liabilities, revenues and expenses for its Joint Ventures and Associates for the year ended 31 December. The revenue and expenses of Joint Ventures in 2012 contain 10.5 months of APIPL/APB and 1.5 months of Guinness Anchor Berhad and Thai Asia Pacific Brewery. Both Guinness Anchor Berhad and Thai Asia Pacific Brewery are included in the joint ventures 2012 ending balances.

17. Other investments and receivables

In millions of EUR	Note	2012	2011
Non-current other investments
Loans and advances to customers	32	368	384
Indemnification receivable	32	136	156
Other receivables	32	148	178
Held-to-maturity investments	32	4	5
Available-for-sale investments	32	327	264
Non-current derivatives	32	116	142
		1,099	1,129

Current other investments
Investments held for trading	32	11	14
		11	14

Included in loans are loans to customers with a carrying amount of EUR108 million as at 31 December 2012 (2011: EUR120 million). Effective interest rates range from 6 to 12 per cent. EUR60 million (2011: EUR72 million) matures between one and five years and EUR48 million (2011: EUR48 million) after five years.

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

The main available-for-sale investments are Caribbean Development Company Ltd., S.A. Des Brasseries du Cameroun, Consorcio Cervecero de Nicaragua S.A., Desnoes & Geddes Ltd. and Sabeco Ltd. As far as these investments are listed they are measured at their quoted market price. For others the value in use or multiples are used. Debt securities (which are interest-bearing) with a carrying amount of EUR21 million (2011: EUR20 million) are included in available-for-sale investments.

Sensitivity analysis – equity price risk

An amount of EUR193 million as at 31 December 2012 (2011: EUR95 million) of available-for-sale investments and investments held for trading is listed on stock exchanges. An impact of 1 per cent increase or decrease in the share price at the reporting date would not result in a material impact on a consolidated Group level.

18. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

		Assets		Liabilities		Net
In millions of EUR	2012	2011	2012	2011	2012	2011
Property, plant & equipment	136	93	(756)	(590)	(620)	(497)
Intangible assets	75	51	(1,608)	(733)	(1,533)	(682)
Investments	134	91	(12)	(6)	122	85
Inventories	20	16	(7)	(5)	13	11
Loans and borrowings	2	3	—	—	2	3
Employee benefits	399	252	(2)	12	397	264
Provisions	125	150	(17)	1	108	151
Other items	242	146	(195)	(138)	47	8
Tax losses carry forward	238	237	—	—	238	237
Tax assets/(liabilities)	1,371	1,039	(2,597)	(1,459)	(1,226)	(420)
Set-off of tax	(807)	(565)	807	565	—	—
Net tax assets/(liabilities)	564	474	(1,790)	(894)	(1,226)	(420)

Of the total net deferred tax assets of EUR564 million at 31 December 2012 (2011: EUR474 million), EUR301 million (2011: EUR246 million) is recognised in respect of OpCos in various countries where there have been tax losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilise these deferred tax assets. The increase in deferred tax liabilities in 2012 is mainly related to the APIPL/APB acquisition.

Tax losses carry forward

HEINEKEN has tax losses carry forward for an amount of EUR2,011 million as at 31 December 2012 (2011: EUR1,920 million), which expire in the following years:

In millions of EUR	2012	2011
2012	—	5
2013	11	6
2014	17	28
2015	32	23
2016	29	36
2017	27	—
After 2017 respectively 2016 but not unlimited	292	372
Unlimited	1,603	1,450
	2,011	1,920
Recognised as deferred tax assets gross	(989)	(859)
Unrecognised	1,022	1,061

The unrecognised losses relate to entities for which it is not probable that taxable profit will be available to offset these losses. The majority of the unrecognised losses were acquired as part of the beer operations of FEMSA in 2010.

Movement in deferred tax balances during the year

In millions of EUR	Balance 1 January 2011	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2011
Property, plant & equipment	(464)	(41)	20	(10)	—	(2)	(497)
Intangible assets	(727)	(18)	38	25	—	—	(682)
Investments	78	—	(7)	14	—	—	85
Inventories	27	—	—	(16)	—	—	11
Loans and borrowings	(1)	—	2	2	—	—	3
Employee benefits	265	—	—	(17)	16	—	264
Provisions	134	1	—	13	—	3	151
Other items	26	—	(5)	(19)	8	(2)	8
Tax losses carry forward	213	7	(2)	19	—	—	237
Net tax assets/(liabilities)	(449)	(51)	46	11	24	(1)	(420)

In millions of EUR	Balance 1 January 2012	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2012
Property, plant & equipment	(497)	(66)	(5)	(54)	—	2	(620)
Intangible assets	(682)	(921)	6	59	—	5	(1,533)
Investments	85	(4)	4	37	(2)	2	122
Inventories	11	(18)	1	22	—	(3)	13
Loans and borrowings	3	—	(2)	—	—	1	2
Employee benefits	264	6	6	2	123	(4)	397
Provisions	151	(9)	3	(34)	—	(3)	108
Other items	8	9	(9)	70	(40)	9	47
Tax losses carry forward	237	1	4	6	—	(10)	238
Net tax assets/(liabilities)	(420)	(1,002)	8	108	81	(1)	(1,226)

19. Inventories

In millions of EUR	2012	2011
Raw materials	320	263
Work in progress	176	150
Finished products	407	354
Goods for resale	207	205
Non-returnable packaging	191	143
Other inventories and spare parts	295	237
	1,596	1,352

During 2012 and 2011 no write-down of inventories to net realisable value was required.

20. Trade and other receivables

In millions of EUR	Note	2012	2011
Trade receivables due from associates and joint ventures		27	42
Trade receivables		1,944	1,657
Other receivables		529	524
Derivatives		37	37
	32	2,537	2,260

A net impairment loss of EUR38 million (2011: EUR57 million) in respect of trade and other receivables was included in expenses for raw materials, consumables and services.

21. Cash and cash equivalents

In millions of EUR	Note	2012	2011
Cash and cash equivalents	32	1,037	813
Bank overdrafts	25	(191)	(207)
Cash and cash equivalents in the statement of cash flows		846	606

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

Allotted Share Delivery Instrument

In addition to the shares issued to FEMSA, HEINEKEN also committed itself to deliver 29,172,504 additional shares to FEMSA (the ‘Allotted Shares’) over a period of no longer than five years. This financial instrument was classified as equity as the number of shares was fixed. HEINEKEN had the option to accelerate the delivery of the Allotted Shares at its discretion. Pending delivery of the Allotted Shares, HEINEKEN paid a coupon on each undelivered Allotted Share such that FEMSA was compensated, on an after tax basis, for dividends FEMSA would have received had all such Allotted Shares been delivered to FEMSA on or prior to the record date for such dividends.

On 3 October 2011, HEINEKEN announced that the share repurchase programme in connection with the acquisition of FEMSA had been completed. During the period of 1 January through 31 December 2011 HEINEKEN acquired 18,407,246 shares with an average quoted market price of EUR36.67. All shares were delivered in 2011.

Share capital

In millions of EUR	2012	2011
On issue as at 1 January	922	922
Issued	—	—
On issue as at 31 December	922	922

As at 31 December 2012 the issued share capital comprised 576,002,613 ordinary shares (2011: 576,002,613). The ordinary shares have a par value of EUR1.60. All issued shares are fully paid.

The Company’s authorised capital amounts to EUR2.5 billion, comprising of 1,562,500,000 shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. In respect of the Company’s shares that are held by HEINEKEN (see below), rights are suspended.

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

Reserve for own shares

The reserve for the Company’s own shares comprises the cost of the Company’s shares held by HEINEKEN. As at 31 December 2012, HEINEKEN held 891,561 of the Company’s shares (2011: 1,265,140).

The coupon paid on the ASDI in 2011 amounts to EUR15 million.

LTV

During the period of 1 January through 31 December 2012 HEINEKEN acquired no shares for LTV delivery.

Dividends

The following dividends were declared and paid by HEINEKEN:

In millions of EUR	2012	2011
Final dividend previous year EUR0.53, respectively EUR0.50 per qualifying ordinary share	305	299
Interim dividend current year EUR0.33, respectively EUR0.30 per qualifying ordinary share	189	175
Total dividend declared and paid	494	474

The Heineken N.V. dividend policy is to pay-out a ratio of 30 per cent to 35 per cent of full-year net profit (beia). The interim dividend is fixed at 40 per cent of the total dividend of the previous year.

After the balance sheet date the Executive Board proposed the following dividends. The dividends, taking into account the interim dividends declared and paid, have not been provided for.

In millions of EUR	2012	2011
per qualifying ordinary share EUR0.89 (2011: EUR0.83)	512	477

Non-controlling interests

The non-controlling interests (NCI) relate to minority stakes held by third parties in HEINEKEN consolidated subsidiaries. Due to the APIPL/APB acquisition HEINEKEN recognised additional NCI’s for a total of EUR797 million. An amount of EUR645 million represents the share of third parties in subsidiaries of the APIPL/APB Group. An amount of EUR152 million represents the APB shares that HEINEKEN did not yet acquire on 15 November 2012. These shares are subject to the Mandatory General Offer. Both NCI’s are valued at their share in net assets acquired. Due to purchases of APB shares between 15 November 2012 and 31 December 2012, the NCI decreased with EUR91 million and as at 31 December 2012 HEINEKEN owns 98.7 per cent of APB.

23. Earnings per share

Basic earnings per share

The calculation of basic earnings per share as at 31 December 2012 is based on the profit attributable to ordinary shareholders of the Company (net profit) of EUR2,949 million (2011: EUR1,430 million) and a weighted average number of ordinary shares – basic outstanding during the year ended 31 December 2012 of 575,022,338 (2011:585,100,381). Basic earnings per share for the year amounted to EUR5.13 (2011: EUR2.44).

Weighted average number of shares – basic

	2012	2011
Number of shares basic 1 January	576,002,613	576,002,613
Effect of own shares held	(980,275)	(1,177,321)
Effect of undelivered ASDI shares	—	10,275,089
Effect of new shares issued	—	—
Weighted number of basic shares for the year	575,022,338	585,100,381

ASDI

The Allotted Share Delivery Instrument (ASDI) represented HEINEKEN’s obligation to deliver shares to FEMSA, either through issuance and/or purchasing of its own shares in the open market, which was concluded in 2011. EPS in 2011 was impacted by ASDI as in the formula calculating EPS the net profit is divided by the weighted average number of ordinary shares. In this weighted average number of ordinary shares, the weighted average of outstanding ASDI is included. This means that the ASDI has led to a lower basic EPS until all shares had been repurchased in 2011.

Diluted earnings per share

The calculation of diluted earnings per share as at 31 December 2012 is based on the profit attributable to ordinary shareholders of the Company (net profit) of EUR2,949 million (2011: EUR1,430 million) and a weighted average number of ordinary shares – basic outstanding after adjustment for the effects of all dilutive potential ordinary shares of 576,002,613 (2011: 586,277,702). Diluted earnings per share for the year amounted to EUR5.12 (2011: EUR2.44).

Weighted average number of shares – diluted

	2012	2011
Weighted number of basic shares for the year	575,022,338	585,100,381
Effect of own shares held	980,275	1,177,321
Weighted average diluted shares for the year	576,002,613	586,277,702

24. Income tax on other comprehensive income

	2012			2011
In millions of EUR	Amount before tax	Tax	Amount net of tax	Amount before tax	Tax	Amount net of tax
Other comprehensive income
Foreign currency translation differences for foreign operations	67	(22)	45	(504)	11	(493)
Effective portion of changes in fair value of cash flow hedge	16	(2)	14	(31)	10	(21)
Effective portion of cash flow hedges transferred to profit or loss	57	(16)	41	(14)	3	(11)
Ineffective portion of cash flow hedges transferred to profit or loss	—	—	—	—	—	—
Net change in fair value available-for-sale investments	203	(68)	135	71	—	71
Net change in fair value available-for-sale investments transferred to profit or loss	(192)	44	(148)	(1)	—	(1)
Actuarial gains and losses	(562)	123	(439)	(109)	16	(93)
Share of other comprehensive income of associates/joint ventures	(1)	—	(1)	(5)	—	(5)
Total other comprehensive income	(412)	59	(353)	(593)	40	(553)

The difference between the income tax on other comprehensive income and the deferred tax reported in equity (note 18) can be explained by current tax on other comprehensive income.

25. Loans and borrowings

This note provides information about the contractual terms of HEINEKEN’s interest-bearing loans and borrowings. For more information about HEINEKEN’s exposure to interest rate risk and foreign currency risk, see note 32.

Non-current liabilities

In millions of EUR	Note	2012	2011
Secured bank loans		28	37
Unsecured bank loans		1,221	3,607
Unsecured bond issues		8,206	2,493
Finance lease liabilities	26	22	33
Other non-current interest-bearing liabilities		1,828	1,825
Non-current interest-bearing liabilities		11,305	7,995
Non-current derivatives		111	177
Non-current non-interest-bearing liabilities		21	27
		11,437	8,199

Current interest-bearing liabilities

In millions of EUR	Note	2012	2011
Current portion of secured bank loans		13	13
Current portion of unsecured bank loans		740	329
Current portion of unsecured bonds issues		600	—
Current portion of finance lease liabilities	26	16	6
Current portion of other non-current interest-bearing liabilities		12	184
Total current portion of non-current interest-bearing liabilities		1,381	532
Deposits from third parties (mainly employee loans)		482	449
		1,863	981
Bank overdrafts	21	191	207
		2,054	1,188

Net interest-bearing debt position

In millions of EUR	Note	2012	2011
Non-current interest-bearing liabilities		11,305	7,995
Current portion of non-current interest-bearing liabilities		1,381	532
Deposits from third parties (mainly employee loans)		482	449
		13,168	8,976
Bank overdrafts	21	191	207
		13,359	9,183
Cash, cash equivalents and current other investments		(1,048)	(828)
Net interest-bearing debt position		12,311	8,355

Non-current liabilities

In millions of EUR	Secured bank loans	Unsecured bank loans	Unsecured bond issues	Finance lease liabilities	Other non-current interest-bearing liabilities	Non-current derivatives	Non-current non-interest- bearing liabilities	Total
Balance as at 1 January 2012	37	3,607	2,493	33	1,825	177	27	8,199
Consolidation changes	—	11	228	1	—	—	1	241
Effect of movements in exchange rates	(1)	7	(7)	—	(21)	6	1	(15)
Transfers to current liabilities	(11)	(1,020)	(600)	(12)	—	32	—	(1,611)
Charge to/(from) equity i/r derivatives	—	—	—	—	—	(29)	—	(29)
Proceeds	6	517	6,112	—	104	—	3	6,742
Repayments	(3)	(1,895)	—	—	(62)	(68)	1	(2,027)
Other	—	(6)	(20)	—	(18)	(7)	(12)	(63)
Balance as at 31 December 2012	28	1,221	8,206	22	1,828	111	21	11,437

Terms and debt repayment schedule

Terms and conditions of outstanding non-current and current loans and borrowings were as follows:

In millions of EUR	Category	Currency	Nominal interest rate %	Repayment	Carrying amount 2012	Face value 2012	Carrying amount 2011	Face value 2011
Secured bank loans	Bank facilities	GBP	1.8	2016	13	13	17	17
Secured bank loans	Various	various	various	various	28	28	33	33
Unsecured bank loans	2008 Syndicated Bank Facility	EUR	0.8	2013	198	200	1,305	1,313
Unsecured bank loans	Bank Facility	EUR	5.1	2016	207	207	329	329
Unsecured bank loans	German Schuldschein notes	EUR	1.0-6.2	2016	111	111	111	111
Unsecured bank loans	German Schuldschein notes	EUR	1.0-6.0	2013	102	102	102	102
Unsecured bank loans	German Schuldschein notes	EUR	1.0-6.0	2014	207	207	207	207
Unsecured bank loans	2008 Syndicated Bank Facility	GBP	1.2	2013	291	294	287	287
Unsecured bank loans	Bank Facilities	PLN	5.2-5.5	2013-2014	81	81	72	72
Unsecured bank loans	2011 Syndicated Bank Facility	USD	0.8	2017	—	—	450	450
Unsecured bank loans	2011 Syndicated Bank Facility	GBP	0.9	2017	196	196	422	422
Unsecured bank loans	2011 Syndicated Bank Facility	EUR	0.6	2017	180	180	107	107
Unsecured bank loans	Bank Facilities	USD	0.7	2013	30	30	93	93
Unsecured bank loans	Bank Facilities	MXN	4.9	2013	36	36	183	176
Unsecured bank loans	Bank facilities	NGN	12.5	2013-2016	276	276	228	228
Unsecured bank loans	Various	various	various	various	45	45	40	40
Unsecured bond	Issue under EMTN programme	GBP	7.3	2015	488	490	476	479
Unsecured bond	Eurobond on Luxembourg Stock Exchange	EUR	5.0	2013	600	600	599	600
Unsecured bond	Issue under EMTN programme	EUR	7.1	2014	1,001	1,000	1,000	1,000
Unsecured bond	Issue under EMTN programme	EUR	4.6	2016	398	400	398	400
Unsecured bond	Issue under EMTN programme	EUR	2.5	2019	841	850	—	—
Unsecured bond	Issue under EMTN programme	EUR	2.1	2020	995	1,000	—	—
Unsecured bond	Issue under EMTN programme	EUR	3.5	2024	496	500	—	—
Unsecured bond	Issue under EMTN programme	EUR	2.9	2025	740	750	—	—
Unsecured bond	Issue under APB MTN programme	SGD	1.0-4.0	2014-2022	220	220	—	—
Unsecured bond	Issue under 144A/RegS	USD	0.8	2015	377	379	—	—
Unsecured bond	Issue under 144A/RegS	USD	1.4	2017	941	947	—	—
Unsecured bond	Issue under 144A/RegS	USD	3.4	2022	563	568	—	—
Unsecured bond	Issue under 144A/RegS	USD	2.8	2023	753	758	—	—
Unsecured bond	Issue under 144A/RegS	USD	4.0	2042	369	379	—	—
Unsecured bond issues	n/a	various	various	various	24	24	20	20
Other interest bearing liabilities	2010 US private placement	USD	4.6	2018	548	549	559	561
Other interest bearing liabilities	2002 S&N US private placement	USD	5.6	2014	491	455	632	580
Other interest bearing liabilities	2005 S&N US private placement	USD	5.4	2015	248	227	258	232
Other interest bearing liabilities	2008 US private placement	USD	5.9-6.3	2015-2018	335	336	341	342
Other interest bearing liabilities	2011 US private placement	USD	2.8	2017	68	69	69	70
Other interest bearing liabilities	2008 US private placement	EUR	7.3	2016	31	31	30	30
Other interest bearing liabilities	various	various	various	various	120	120	120	120
Deposits from third parties	n/a	various	various	various	482	482	449	449
Finance lease liabilities	n/a	various	various	various	38	38	39	39
					13,168	13,178	8,976	8,909

As at 31 December 2012 an amount of EUR376 million was drawn on the existing revolving credit facility of EUR2 billion. This revolving credit facility matures in 2017.

Financial structure

For the first time in the Company’s 148 year history, HEINEKEN was assigned investment grade credit ratings in 2012 by the world’s two leading credit agencies, Moody’s Investor Service and Standard & Poor’s. Both long-term credit ratings, were solid Baa1 and BBB+, respectively and both have a ‘stable’ outlook per the date of this Annual Report.

New Financing

On 19 March 2012, HEINEKEN issued EUR1.35 billion of Notes under its EMTN Programme comprising EUR850 million of 7-year Notes with a coupon of 2.5 per cent and EUR500 million of 12-year Notes with a coupon of 3.5 per cent. On 3 April 2012, HEINEKEN issued USD750 million of 10-year 144A/ RegS US Notes with a coupon of 3.4 per cent. On 2 August 2012, HEINEKEN issued EUR1.75 billion of Notes under its EMTN Programme, consisting of 8-year Notes for a principal amount of EUR1 billion with a coupon of 2.125 per cent and 13-year Notes for a principal amount of EUR750 million with a coupon of 2.875 per cent. On 3 October 2012, HEINEKEN successfully priced 144A/RegS US Notes for a principal amount of USD3.25 billion. This comprised USD500 million of 3-year Notes at a coupon of 0.8 per cent, USD1.25 billion of 5-year Notes at a coupon of 1.4 per cent, USD1 billion of 10.5-year Notes at a coupon of 2.75 per cent and USD500 million of 30-year Notes at a coupon of 4.0 per cent.

The proceeds of the Notes have been mainly used for the financing of the acquisition of APB and APIPL and the repayment of debt facilities. The issues have enabled HEINEKEN to further improve the currency and maturity profile of its long-term debt.

The EMTN Programme and the notes issued thereunder are listed on the Luxembourg Stock Exchange. HEINEKEN still has a capacity of EUR5 billion under this programme. HEINEKEN is in the process of updating the programme.

Incurrence covenant

HEINEKEN has an incurrence covenant in some of its financing facilities. This incurrence covenant is calculated by dividing net debt (calculated in accordance with the consolidation method of the 2007 Annual Accounts) by EBITDA (beia) (also calculated in accordance with the consolidation method of the 2007 Annual Accounts and including the pro-forma full-year EBITDA of any acquisitions made in 2012). As at 31 December 2012 this ratio was 2.8 (2011: 2.1). If the ratio would be beyond a level of 3.5, the incurrence covenant would prevent us from conducting further significant debt financed acquisitions.

26. Finance lease liabilities

Finance lease liabilities are payable as follows:

	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
In millions of EUR	2012	2012	2012	2011	2011	2011
Less than one year	16	—	16	7	(1)	6
Between one and five years	21	(1)	20	27	(1)	26
More than five years	2	—	2	7	—	7
	39	(1)	38	41	(2)	39

27. Non-GAAP measures

In the internal management reports HEINEKEN measures its performance primarily based on EBIT and EBIT (beia), these are non-GAAP measures not calculated in accordance with IFRS. A similar non-GAAP adjustment can be made to the IFRS profit or loss as defined in IAS 1 paragraph 7 being the total of income less expense.

Exceptional items are defined as items of income and expense of such size, nature or incidence, that in the view of management their disclosure is relevant to explain the performance of HEINEKEN for the period. The table below presents the relationship with IFRS measures, the results from operating activities and profit and HEINEKEN non-GAAP measures being EBIT, EBIT (beia) and profit (beia) for the financial year 2012.

HEINEKEN updated its non-GAAP measure definition to properly present the future impact of intangibles recognised in the APIPL/APB acquisition. Two specific types of contract based intangible assets (beer licences and reacquired rights), that are similar to brands and customer relations, were added and HEINEKEN now refers to this group as acquisition related intangible assets. The update of the definition has no impact on prior years.

In millions of EUR	2012*	2011*
Results from operating activities	3,691	2,215
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	213	240
HEINEKEN EBIT	3,904	2,455
Exceptional items and amortisation of acquisition related intangible assets included in EBIT	(992)	242
HEINEKEN EBIT (beia)	2,912	2,697
Profit attributable to equity holders of the Company	2,949	1,430
Exceptional items and amortisation of acquisition related intangible assets included in EBIT	(992)	242
Exceptional items included in finance costs	(206)	(14)
Exceptional items included in tax expense	(55)	(74)
HEINEKEN net profit beia	1,696	1,584

*	unaudited

The 2012 exceptional items included in EBIT contain the amortisation of acquisition related intangibles for EUR198 million (2011: EUR170 million). Additional exceptional items included in EBIT relating to the APIPL/APB acquisition are the gain on PHEI for EUR1,486 million, the reversal of the inventory fair value adjustment in cost of goods sold for EUR76 million and acquisition related costs of EUR28 million. The remainder of EUR192 million primarily relates to restructuring activities in wholesale in Western Europe for EUR97 million, impairment of assets for EUR37 million, HEINEKEN’s share in the write-off of deferred tax assets in an associate for EUR36 million and adjustments to an acquisition of EUR20 million outside the provisional period.

Exceptional items in other net financing costs contain a pre-tax gain of EUR175 million for the sale of a minority stake in a brewery in the Dominican Republic, a book gain of the existing stake in BraNa of EUR20 million and fair value changes of interest rate swaps of Scottish & Newcastle for EUR11 million that do not qualify for hedge accounting.

The exceptional items in the tax expense are EUR53 million (2011: EUR47 million) related to acquisition related intangibles and the remainder of EUR2 million represents the net impact of other exceptional items included in EBIT and finance cost.

EBIT and EBIT (beia) are not financial measures calculated in accordance with IFRS. The presentation on these financial measures may not be comparable to similarly titled measures reported by other companies due to differences in the ways the measures are calculated.

28. Employee benefits

In millions of EUR	2012	2011
Present value of unfunded obligations	113	96
Present value of funded obligations	7,788	6,804
Total present value of obligations	7,901	6,900
Fair value of defined benefit plan assets	(6,401)	(5,860)
Present value of net obligations	1,500	1,040
Asset ceiling items	1	14
Recognised liability for defined benefit obligations	1,501	1,054
Other long-term employee benefits	131	120
	1,632	1,174

Defined benefit plan assets comprise:

In millions of EUR	2012	2011
Equity securities	2,867	2,520
Government bonds	2,726	2,534
Properties and real estate	429	410
Other plan assets	379	396
	6,401	5,860

The primary goal of the Heineken pension funds is to monitor the mix of debt and equity securities in its investment portfolio based on market expectations. Material investments within the portfolio are managed on an individual basis.

Liability for defined benefit obligations

HEINEKEN makes contributions to a number of defined benefit plans that provide pension benefits for employees upon retirement in a number of countries being mainly the Netherlands and the UK (82 per cent of the total DBO). Other countries with a defined benefit plan are: Ireland, Greece, Austria, Italy, France, Spain, Mexico, Belgium, Switzerland, Portugal and Nigeria. In other countries the pension plans are defined contribution plans and/or similar arrangements for employees.

In Ireland the defined benefit scheme for employees (actives) was closed in 2012 and was replaced by a defined contribution scheme.

Other long-term employee benefits mainly relate to long-term bonus plans, termination benefits, medical plans and jubilee benefits.

Movements in the present value of the defined benefit obligations

In millions of EUR	2012	2011
Defined benefit obligations as at 1 January	6,900	6,643
Changes in consolidation and reclassification	(1)	—
Effect of movements in exchange rates	99	75
Benefits paid	(326)	(307)
Employee contributions	26	24
Current and past service costs and interest on obligation	391	406
Effect of any curtailment or settlement	(41)	(35)
Actuarial (gains)/losses in other comprehensive income	853	94
Defined benefit obligations as at 31 December	7,901	6,900

Movements in the present value of defined benefit plan assets

In millions of EUR	2012	2011
Fair value of defined benefit plan assets as at 1 January	5,860	5,646
Changes in consolidation and reclassification	(1)	—
Effect of movements in exchange rates	73	76
Contributions paid into the plan	182	145
Benefits paid	(326)	(307)
Expected return on defined benefit plan assets	322	315
Actuarial gains/(losses) in other comprehensive income	291	(15)
Fair value of defined benefit plan assets as at 31 December	6,401	5,860
Actual return on defined benefit plan assets	610	307

Expense recognised in profit or loss

In millions of EUR	Note	2012	2011
Current service costs		63	71
Interest on obligation		330	340
Expected return on defined benefit plan assets		(322)	(315)
Past service costs		(2)	(5)
Effect of any curtailment or settlement		(41)	(35)
	10	28	56

Actuarial gains and losses recognised in other comprehensive income

In millions of EUR	2012	2011
Amount accumulated in retained earnings at 1 January	519	410
Recognised during the year	562	109
Amount accumulated in retained earnings at 31 December	1,081	519

Principal actuarial assumptions as at the balance sheet date

The defined benefit plans in the Netherlands and the UK cover 87.4 per cent of the present value of the defined benefit plan assets (2011: 87.2 per cent), 82.2 per cent of the present value of the defined benefit obligations (2011: 82.8 per cent) and 60.1 per cent of the present value of net obligations (2011: 57.8 per cent) as at 31 December 2012.

For the Netherlands and the UK the following actuarial assumptions apply as at 31 December:

	The Netherlands		UK*
	2012	2011	2012	2011
Discount rate as at 31 December	3.0	4.6	4.4	4.7
Expected return on defined benefit plan assets as at 1 January	5.5	5.5	6.1	6.2
Future salary increases	2.0	3.0	—	—
Future pension increases	1.0	1.0	2.9	3.0
Medical cost trend rate	—	—	—	—

*	The UK plan closed for future accruals leading to certain assumptions being equal to zero.

For the other defined benefit plans the following actuarial assumptions apply at 31 December:

	Other Western, Central and Eastern Europe		The Americas		Africa and the Middle East
	2012	2011	2012	2011	2012	2011
Discount rate as at 31 December	2.0-3.2	2.9-4.8	6.7	7.6-10.7	14.0	13.0
Expected return on defined benefit plan assets as at 1 January	2.4-4.9	3.3-7.3	6.7	7.6	—	—
Future salary increases	1.0-10.0	1.0-10.0	3.8	3.8	10.8	12.0
Future pension increases	1.0-2.5	1.0-2.1	2.8	2.9	—	—
Medical cost trend rate	3.4-4.5	3.5	5.1	5.1	10.0	—

Assumptions regarding future mortality rates are based on published statistics and mortality tables. For the Netherlands the rates are obtained from the ‘AG-Prognosetafel 2012-2062’, fully generational. Correction factors from TowersWatson are applied on these. For the UK the rates are obtained from the ContinuousContinuous Mortality Investigation 2012 projection model.

The overall expected long-term rate of return on assets is 5.6 per cent (2011: 5.5 per cent), which is based on the asset mix and the expected rate of return on each major asset class, as managed by the pension funds.

Assumed healthcare cost trend rates have no effect on the amounts recognised in profit or loss. A one percentage point change in assumed healthcare cost trend rates would not have any effect on profit or loss neither on the statement of financial position as at 31 December 2012.

Based on the tri-annual review finalised in early 2010, HEINEKEN has agreed a 12-year plan aiming to fund the recovery of the Scottish & Newcastle Pension Plan through additional Company contributions. These could total GBP504 million of which GBP65 million has been paid to December 2012. As at 31 December 2012 the IAS 19 present value of the net obligations of the Scottish & Newcastle Pension Plan represents a GBP331 million (EUR405 million) deficit. No additional liability has to be recognised as the net present value of the minimum funding requirement does not exceed the net obligation. The next review of the funding position and the recovery plan commenced in October 2012 and is expected to be finalised during 2013.

The Group expects the 2013 contributions to be paid for the defined benefit plan to be in line with 2012.

Historical information

In millions of EUR	2012	2011	2010	2009	2008
Present value of the defined benefit obligation	7,901	6,900	6,643	5,936	4,963
Fair value of defined benefit plan assets	(6,401)	(5,860)	(5,646)	(4,858)	(4,231)
Deficit in the plan	1,500	1,040	997	1,078	732

Experience adjustments arising on plan liabilities, losses/(gains)	(170)	(30)	(24)	(116)	71
Experience adjustments arising on defined benefit plan assets, (losses)/gains	291	(15)	320	313	(817)

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

The performance conditions for LTV 2010-2012, LTV 2011-2013 and LTV 2012-2014 are the same for the Executive Board and senior management and comprise solely of internal financial measures, being Organic Gross Profit beia growth, Organic EBIT beia growth, Earnings Per Share (EPS) beia growth and Free Operating Cash Flow.

At target performance, 100 per cent of the awarded share rights vest. At threshold performance, 50 per cent of the awarded share rights vest. As from LTV 2011-2013 at maximum performance 200 per cent of the awarded share rights vest for the Executive Board as well as senior managers contracted by the US, Mexico and Brazil, and 175 per cent vest for all other senior managers. For LTV 2010-2012 the maximum vesting is 150 per cent of target vesting for all participants.

The performance period for share rights granted in 2010 was from 1 January 2010 to 31 December 2012. The performance period for share rights granted in 2011 is from 1 January 2011 to 31 December 2013. The performance period for the share rights granted in 2012 is from 1 January 2012 to 31 December 2014. The vesting date for the Executive Board is within five business days, and for senior management the latest of 1 April and 20 business days after the publication of the annual results of 2012, 2013 and 2014 respectively.

As HEINEKEN will withhold the tax related to vesting on behalf of the individual employees, the number of Heineken N.V. shares to be received by the Executive Board and senior management will be a net number.

The terms and conditions of the share rights granted are as follows:

Grant date/employees entitled	Number*	Based on share price	Vesting conditions	Contractual life of rights
Share rights granted to Executive Board in 2010	55,229	33.27	Continued service, 100% internal performance conditions	3 years
Share rights granted to senior management in 2010	516,765	33.27	Continued service, 100% internal performance conditions	3 years
Share rights granted to Executive Board in 2011	65,072	36.69	Continued service, 100% internal performance conditions	3 years
Share rights granted to senior management in 2011	730,090	36.69	Continued service, 100% internal performance conditions	3 years
Share rights granted to Executive Board in 2012	66,746	35.77	Continued service, 100% internal performance conditions	3 years
Share rights granted to senior management in 2012	703,382	35.77	Continued service, 100% internal performance conditions	3 years

*	The number of shares is based on target performance.

No vesting occurred under the 2009-2011 LTV of the Executive Board. A total of 615,967 (gross) shares vested under the 2009-2011 LTV of senior management.

Based on internal performance, it is expected that approximately 328,346 shares of the 2010-2012 LTV will vest in 2013 for senior management and Executive Board.

The number – as corrected for the expected performance for the various awards – and weighted average share price per share under the LTV of senior management and Executive Board are as follows:

	Weighted average share price 2012	Number of share rights 2012	Weighted average share price 2011	Number of share rights 2011
Outstanding as at 1 January	29.14	1,546,514	30.11	1,575,880
Granted during the year	35.77	770,128	36.69	795,162
Forfeited during the year	35.44	(99,391)	31.73	(119,856)
Vested during the year	21.90	(615,967)	44.22	(234,485)
Performance adjustment	—	(243,458)	—	(470,187)
Outstanding as at 31 December	35.42	1,357,826	29.14	1,546,514

Under the extraordinary share plans 16,700 shares were granted and 2,192 (gross) shares vested. These extraordinary grants only have a service condition and vest between 1 and 5 years. The expenses relating to these expected additional grants are recognised in profit or loss during the vesting period. Expenses recognised in 2012 are EUR1.1 million (2011: EUR0.4 million).

Personnel expenses

In millions of EUR	Note	2012	2011
Share rights granted in 2009		—	5
Share rights granted in 2010		5	1
Share rights granted in 2011		2	5
Share rights granted in 2012		5	—
Total expense recognised as personnel expenses	10	12	11

30. Provisions

In millions of EUR	Note	Restructuring	Onerous contracts	Other	Total
Balance as at 1 January 2012		151	42	396	589
Changes in consolidation	6	1	—	2	3
Provisions made during the year		50	6	70	126
Provisions used during the year		(57)	(10)	(29)	(96)
Provisions reversed during the year		(11)	(4)	(58)	(73)
Effect of movements in exchange rates		—	1	(16)	(15)
Unwinding of discounts		4	—	9	13
Balance as at 31 December 2012		138	35	374	547

Non-current		86	24	308	418
Current		52	11	66	129
		138	35	374	547

Restructuring

The provision for restructuring of EUR138 million mainly relates to restructuring programmes in Spain, the Netherlands and Italy.

Other provisions

Included are, amongst others, surety and guarantees provided EUR23 million (2011: EUR27 million) and litigation and claims EUR202 million (2011: EUR207 million).

31. Trade and other payables

In millions of EUR	Note	2012	2011
Trade payables		2,244	2,009
Returnable packaging deposits		512	490
Taxation and social security contributions		751	665
Dividend		47	33
Interest		204	100
Derivatives		53	164
Other payables		299	243
Accruals and deferred income		1,163	920
	32	5,273	4,624

32. Financial risk management and financial instruments

Overview

HEINEKEN has exposure to the following risks from its use of financial instruments, as they arise in the normal course of HEINEKEN’s business:

•	Credit risk

•	Liquidity risk

•	Market risk.

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

In a few countries the issuance of new loans is outsourced to third parties. In most cases, HEINEKEN issues sureties (guarantees) to the third party for the risk of default by the customer.

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

In millions of EUR	Note	2012	2011
Loans and advances to customers	17	368	384
Indemnification receivable	17	136	156
Other long-term receivables	17	148	178
Held-to-maturity investments	17	4	5
Available-for-sale investments	17	327	264
Non-current derivatives	17	116	142
Investments held for trading	17	11	14
Trade and other receivables, excluding current derivatives	20	2,500	2,223
Current derivatives	20	37	37
Cash and cash equivalents	21	1,037	813
		4,684	4,216

The maximum exposure to credit risk for trade and other receivables (excluding derivatives) at the reporting date by geographic region was:

In millions of EUR	2012	2011
Western Europe	978	1,038
Central and Eastern Europe	502	448
The Americas	225	405
Africa and the Middle East	448	166
Asia Pacific	214	19
Head Office/eliminations	133	147
	2,500	2,223

Impairment losses

The ageing of trade and other receivables (excluding derivatives) at the reporting date was:

In millions of EUR	Gross 2012	Impairment 2012	Gross 2011	Impairment 2011
Not past due	2,052	(49)	1,909	(67)
Past due 0 – 30 days	323	(14)	233	(17)
Past due 31 – 120 days	213	(67)	210	(83)
More than 120 days	373	(331)	349	(311)
	2,961	(461)	2,701	(478)

The movement in the allowance for impairment in respect of trade and other receivables (excluding derivatives) during the year was as follows:

In millions of EUR	2012	2011
Balance as at 1 January	478	446
Changes in consolidation	1	—
Impairment loss recognised	104	104
Allowance used	(60)	(17)
Allowance released	(66)	(47)
Effect of movements in exchange rates	4	(8)
Balance as at 31 December	461	478

The movement in the allowance for impairment in respect of loans during the year was as follows:

In millions of EUR	2012	2011
Balance as at 1 January	170	171
Changes in consolidation	—	—
Impairment loss recognised	38	10
Allowance used	—	(3)
Allowance released	(53)	(9)
Effect of movements in exchange rates	3	1
Balance as at 31 December	158	170

Impairment losses recognised for trade and other receivables (excluding derivatives) and loans are part of the other non-cash items in the consolidated statement of cash flows.

The income statement impact of EUR15 million (2011: EUR1 million) in respect of loans and the income statement impact of EUR38 million (2011: EUR57 million) in respect of trade receivables (excluding derivatives) were included in expenses for raw materials, consumables and services.

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

Contractual maturities

The following are the contractual maturities of non-derivative financial liabilities and derivative financial assets and liabilities, including interest payments and excluding the impact of netting agreements:

In millions of EUR	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	2012 More than 5 years
Financial liabilities
Interest-bearing liabilities	(13,360)	(15,900)	(2,683)	(2,277)	(4,192)	(6,748)
Non-interest-bearing liabilities	(21)	(47)	(8)	(22)	(13)	(4)
Trade and other payables, excluding interest dividends and derivatives	(4,969)	(4,969)	(4,969)	—	—	—
Derivative financial assets and (liabilities)
Interest rate swaps used for hedge accounting, net	12	46	33	(114)	85	42
Forward exchange contracts used for hedge accounting, net	10	7	4	3	—	—
Commodity derivatives used for hedge accounting, net	(22)	(21)	(20)	(1)	—	—
Derivatives not used for hedge accounting, net	(11)	(17)	(16)	(1)	—	—
	(18,361)	(20,901)	(7,659)	(2,412)	(4,120)	(6,710)

The total carrying amount and contractual cash flows of derivatives are included in trade and other receivables (note 20), other investments (note 17) and trade and other payables (note 31) and non-current non-interest bearing liabilities (note 25).

In millions of EUR	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	2011 More than 5 years
Financial liabilities
Interest-bearing liabilities	(9,183)	(10,287)	(1,543)	(2,864)	(4,794)	(1,086)
Non-interest-bearing liabilities	(27)	(20)	7	(16)	(5)	(6)
Trade and other payables, excluding interest, dividends and derivatives	(4,327)	(4,327)	(4,327)	—	—	—
Derivative financial assets and (liabilities)
Interest rate swaps used for hedge accounting, net	12	9	(42)	26	(42)	67
Forward exchange contracts used for hedge accounting, net	(46)	(43)	(35)	(8)	—	—
Commodity derivatives used for hedge accounting, net	(26)	(26)	(22)	(4)	—	—
Derivatives not used for hedge accounting, net	(102)	(97)	(86)	(10)	(1)	—
	(13,699)	(14,791)	(6,048)	(2,876)	(4,842)	(1,025)

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

The principal amounts of HEINEKEN’s British pound, Nigerian naira, Singapore dollar, Polish zloty and Mexican peso bank loans and bond issues are used to hedge local operations, which generate cash flows that have the same respective functional currencies. Corresponding interest on these borrowings is also denominated in currencies that match the cash flows generated by the underlying operations of HEINEKEN. This provides an economic hedge without derivatives being entered into.

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

			2012			2011
In millions	EUR	GBP	USD	EUR	GBP	USD
Financial Assets
Trade and other receivables	12	—	10	14	1	12
Cash and cash equivalents	72	—	92	52	60	21
Intragroup assets	10	455	4,788	4	455	1,384
Financial Liabilities
Interest bearing borrowings	(6)	(858)	(6,285)	(50)	(1,050)	(3,082)
Non-interest-bearing liabilities	(1)	—	(61)	—	—	(75)
Trade and other payables	(74)	—	(33)	(61)	—	(34)
Intragroup liabilities	(298)	—	(715)	(314)	—	(502)
Gross balance sheet exposure	(285)	(403)	(2,204)	(355)	(534)	(2,276)
Estimated forecast sales next year	71	10	1,476	119	16	1,041
Estimated forecast purchases next year	(780)	(1)	(1,360)	(442)	—	(723)
Gross exposure	(994)	(394)	(2,088)	(678)	(518)	(1,958)
Net notional amount forward exchange contracts	(507)	483	1,216	(851)	535	1,161
Net exposure	(1,501)	89	(872)	(1,529)	17	(797)
Sensitivity analysis
Equity	11	7	36	15	—	14
Profit or loss	—	(1)	(3)	—	—	—

Included in the US dollar amounts are intra-HEINEKEN cash flows. Within the net notional amount forward exchange contracts, the cross-currency interest rate swaps of HEINEKEN UK form the largest component.

Sensitivity analysis

A 10 per cent strengthening of the euro against the British pound and US dollar or, in case of the euro, a strengthening of the euro against all other currencies as at 31 December would have increased (decreased) equity and profit by the amounts shown above. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis as for 2011.

A 10 per cent weakening of the euro against the British pound and US dollar or, in case of the euro, a weakening of the euro against all other currencies as at 31 December would have had the equal but opposite effect on the basis that all other variables remain constant.

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

Swap maturity follows the maturity of the related loans and borrowings which have swap rates for the fixed leg ranging from 1.0 to 8.1 per cent (2011: from 1.0 to 8.1 per cent).

Interest rate risk – Profile

At the reporting date the interest rate profile of HEINEKEN’s interest-bearing financial instruments was as follows:

In millions of EUR	2012	2011
Fixed rate instruments
Financial assets	97	95
Financial liabilities	(11,133)	(5,253)
Interest rate swaps floating to fixed	(9)	(1,051)
	(11,045)	(6,209)

Variable rate instruments
Financial assets	1,430	431
Financial liabilities	(2,054)	(3,177)
Interest rate swaps fixed to floating	9	1,051
	(615)	(1,695)

Fair value sensitivity analysis for fixed rate instruments

During 2012, HEINEKEN opted to apply fair value hedge accounting on certain fixed rate financial liabilities. The fair value movements on these instruments are recognised in profit or loss. The change in fair value on these instruments was EUR(30) million in 2012 (2011: EUR(30) million), which was offset by the change in fair value of the hedge accounting instruments, which was EUR18 million (2011: EUR36 million).

A change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below (after tax).

In millions of EUR	100 bp increase	Profit or loss 100 bp decrease	100 bp increase	Equity 100 bp decrease
31 December 2012
Instruments designated at fair value	11	(11)	20	(20)
Interest rate swaps	(6)	6	(9)	9
Fair value sensitivity (net)	5	(5)	11	(11)

31 December 2011
Instruments designated at fair value	29	(29)	29	(29)
Interest rate swaps	(20)	21	(2)	2
Fair value sensitivity (net)	9	(8)	27	(27)

As part of the acquisition of Scottish & Newcastle in 2008, HEINEKEN took over a portfolio of euro floating-to-fixed interest rate swaps of which currently EUR400 million is still outstanding. Although interest rate risk is hedged economically, it is not possible to apply hedge accounting on this portfolio. A movement in interest rates will therefore lead to a fair value movement in the profit or loss under the other net financing income/(expenses). Any related non-cash income or expenses in our profit or loss are expected to reverse over time.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates constantly applied during the reporting period would have increased (decreased) equity and profit or loss by the amounts shown below (after tax). This analysis assumes that all other variables, in particular foreign currency rates, remain constant and excludes any possible change in fair value of derivatives at period-end because of a change in interest rates. The analysis is performed on the same basis as for 2011.

In millions of EUR	100 bp increase	Profit or loss 100 bp decrease	100 bp increase	Equity 100 bp decrease
31 December 2012
Variable rate instruments	(4)	4	(4)	4
Net interest rate swaps fixed to floating	—	—	—	—
Cash flow sensitivity (net)	(4)	4	(4)	4

31 December 2011
Variable rate instruments	(20)	20	(20)	20
Net interest rate swaps fixed to floating	8	(8)	8	(8)
Cash flow sensitivity (net)	(12)	12	(12)	12

Commodity price risk

Commodity price risk is the risk that changes in commodity prices will affect HEINEKEN’s income. The objective of commodity price risk management is to manage and control commodity risk exposures within acceptable parameters, whilst optimising the return on risk. The main commodity exposure relates to the purchase of cans, glass bottles, malt and utilities.

Commodity price risk is in principle addressed by negotiating fixed prices in supplier contracts with various contract durations. So far, commodity hedging with financial counterparties by the Company is limited to the incidental sale of surplus CO2 emission rights, aluminium hedging and, to a limited extent, gas hedging, which are done in accordance with risk policies. HEINEKEN does not enter into commodity contracts other than to meet HEINEKEN’s expected usage and sale requirements. As at 31 December 2012, the market value of commodity swaps was EUR(22) million (2011: EUR(25) million).

Cash flow hedges

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges, are expected to occur.

In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	2012 More than 5 years
Interest rate swaps:
Assets	96	1,752	85	82	696	889
Liabilities	(26)	(1,632)	(89)	(79)	(617)	(847)
Forward exchange contracts:
Assets	28	1,296	1,150	146	—	—
Liabilities	(16)	(1,288)	(1,145)	(143)	—	—
Commodity derivatives:
Assets	1	1	1	—	—	—
Liabilities	(23)	(23)	(22)	(1)	—	—
	60	106	(20)	5	79	42

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

In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	2012 More than 5 years
Interest rate swaps:
Assets	19	780	48	492	240	—
Liabilities	(77)	(849)	(6)	(609)	(234)	—
Forward exchange contracts:
Assets	—	181	181	—	—	—
Liabilities	(2)	(183)	(183)	—	—	—
	(60)	(71)	40	(117)	6	—

In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	2011 More than 5 years
Interest rate swaps:
Assets	27	967	171	49	747	—
Liabilities	(136)	(1,059)	(180)	(22)	(857)	—
Forward exchange contracts:
Assets	—	177	177	—	—	—
Liabilities	(12)	(187)	(187)	—	—	—
	(121)	(102)	(19)	27	(110)	—

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

HEINEKEN is not subject to externally imposed capital requirements other than the legal reserves explained in note 22. Shares are purchased to meet the requirements under the Long and Short-Term Incentive Plan and the extraordinary share plan as further explained in note 29.

Fair values

The fair values of financial assets and liabilities that differ from the carrying amounts shown in the statement of financial position are as follows:

In millions of EUR	Carrying amount 2012	Fair value 2012	Carrying amount 2011	Fair value 2011
Bank loans	(2,002)	(2,002)	(3,986)	(4,017)
Unsecured bond issues	(8,806)	(9,126)	(2,493)	(2,727)
Finance lease liabilities	(38)	(38)	(39)	(39)
Other interest-bearing liabilities	(1,840)	(1,840)	(2,009)	(2,039)

Basis for determining fair values

The significant methods and assumptions used in estimating the fair values of financial instruments reflected in the table above are discussed in note 4.

Fair value hierarchy

IFRS 7 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2)

•	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

31 December 2012	Level 1	Level 2	Level 3
Available-for-sale investments	193	—	134
Non-current derivative assets	—	116	—
Current derivative assets	—	37	—
Investments held for trading	11	—	—
	204	153	134

Non-current derivative liabilities	—	111	—
Current derivative liabilities	—	53	—
	—	164	—

31 December 2011	Level 1	Level 2	Level 3
Available-for-sale investments	81	—	183
Non-current derivative assets	—	142	—
Current derivative assets	—	37	—
Investments held for trading	14	—	—
	95	179	183

Non-current derivative liabilities	—	177	—
Current derivative liabilities	—	164	—
	—	341	—

In millions of EUR		2012	2011
Available-for-sale investments based on level 3
Balance as at 1 January		183	120
Fair value adjustments recognised in other comprehensive income		1	61
Disposals		(50)	—
Transfers		—	2
Balance as at 31 December		134	183

33. Off-balance sheet commitments

In millions of EUR	Total 2012	Less than 1 year	1-5 years	More than 5 years	Total 2011
Lease & operational lease commitments	618	143	302	173	503
Property, plant & equipment ordered	136	133	3	—	50
Raw materials purchase contracts	3,806	1,416	2,227	163	3,843
Other off-balance sheet obligations	2,139	400	1,129	610	2,589
Off-balance sheet obligations	6,699	2,092	3,661	946	6,985

Undrawn committed bank facilities	1,832	121	1,711	—	1,274

HEINEKEN leases buildings, cars and equipment in the ordinary course of business.

Raw material contracts include long-term purchase contracts with suppliers in which prices are fixed or will be agreed based upon predefined price formulas. These contracts mainly relate to malt, bottles and cans.

During the year ended 31 December 2012 EUR265 million (2011: EUR241 million) was recognised as an expense in profit or loss in respect of operating leases and rent.

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

34. Contingencies

Netherlands

On 19 December 2012 the European Court of Justice in Luxembourg confirmed the fine imposed on HEINEKEN for their participation in a cartel on the Dutch market from 1996 to 1999. This judgement is not subject to appeal. The fine was paid in 2007 and was treated as an expense in the 2007 Annual Report.

Brazil

As part of the acquisition of the beer operations of FEMSA, HEINEKEN also inherited existing legal proceedings with labour unions, tax authorities and other parties of its, now wholly-owned, subsidiaries Cervejarias Kaiser and Cervejarias Kaiser Nordeste (jointly, Heineken Brasil). The proceedings have arisen in the ordinary course of business and are common in the current economic and legal environment of Brazil. The proceedings have partly been provided for, see note 30. The contingent amount being claimed against Heineken Brasil resulting from such proceedings as at 31 December 2012 is EUR663 million. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against Heineken Brasil. However, HEINEKEN believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations. HEINEKEN does not expect any significant liability to arise from these contingencies. A significant part of the aforementioned contingencies (EUR367 million) are tax related and qualify for indemnification by FEMSA, see note 17.

As is customary in Brazil, Heineken Brasil has been requested by the tax authorities to collateralise tax contingencies currently in litigation amounting to EUR292 million by either pledging fixed assets or entering into available lines of credit which cover such contingencies.

Guarantees

In millions of EUR	Total 2012	Less than 1 year	1-5 years	More than 5 years	Total 2011
Guarantees to banks for loans (to third parties)	300	194	95	11	339
Other guarantees	358	63	5	290	372
Guarantees	658	257	100	301	711

Guarantees to banks for loans relate to loans to customers, which are given to external parties in the ordinary course of business of HEINEKEN. HEINEKEN provides guarantees to the banks to cover the risk related to these loans.

35. Related parties

Identification of related parties

HEINEKEN has a related party relationship with its associates and joint ventures (refer to note 16), Heineken Holding N.V., Heineken pension funds (refer to note 28), Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA), employees (refer to note 25) and with its key management personnel (Executive Board and the Supervisory Board).

Key management remuneration

In millions of EUR	2012	2011
Executive Board	6.8	7.5
Supervisory Board	0.9	0.9
Total	7.7	8.4

Executive Board

The remuneration of the members of the Executive Board comprises of a fixed component and a variable component. The variable component is made up of a Short-Term Variable pay and a Long-Term Variable award. The Short-Term Variable pay is based on financial and operational measures and on individual leadership measures as set by the Supervisory Board. It is partly paid out in shares that are blocked for a period of five calendar years. After the five calendar years HEINEKEN will match the blocked shares 1:1 which we refer to as the matching share entitlement. For the Long-Term Variable award see note 29.

As at 31 December 2012, J.F.M.L. van Boxmeer held 48,641 Company shares and D.R. Hooft Graafland 25,109. (2011: J.F.M.L. van Boxmeer 25,369 and D.R. Hooft Graafland 14,818 shares). D.R. Hooft Graafland held 3,052 shares of Heineken Holding N.V. as at 31 December 2012 (2011: 3,052 shares).

Executive Board

	Fixed Salary		Short-Term Variable Pay		Matching Share Entitlement**		Long-Term Variable award*		Pension Plan		Total
In thousands of EUR	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011*
J.F.M.L. van Boxmeer	1,050	1,050	1,361	1,764	681	882	912	669	496	590	4,500	4,955
D.R. Hooft Graafland	650	650	602	780	301	390	477	355	318	399	2,348	2,574
Total	1,700	1,700	1,963	2,544	982	1,272	1,389	1,024	814	989	6,848	7,529

*	The remuneration reported as part of LTV is based on IFRS accounting policies and does not reflect the value of vested performance shares.
**	The matching share entitlement for 2011 is based on 2011 performance. The matching share entitlement for 2012 is based on 2012 performance. The matching share entitlement vests immediately and as such EUR1.0 million was recognised in the 2012 income statement.

The Dutch government has introduced a one-off additional tax levy of 16 per cent over 2012 taxable income, as a liability for the employer. This tax levy related to remuneration over 2012 for the Executive Board is EUR 754 (in thousands) and is not included in the table above.

Supervisory Board

The individual members of the Supervisory Board received the following remuneration:

In thousands of EUR	2012	2011
C.J.A. van Lede	160	160
J.A. Fernández Carbajal	85	85
M. Das	85	85
M.R. de Carvalho	135	135
J.M. Hessels*	23	75
J.M. de Jong	80	80
A.M. Fentener van Vlissingen	80	80
M.E. Minnick	70	70
V.C.O.B.J. Navarre	75	75
J.G. Astaburuaga Sanjinés	75	75
G.J. Wijers**	52	—
Total	920	920

*	Stepped down as at 19 April 2012.
**	Appointed as at 19 April 2012.

In the Annual General Meeting of Shareholders held on 21 April 2011 it was resolved to increase the remuneration of our Supervisory Board. The fees initially established on 1 January 2006 were updated as per 1 January 2011 to reflect the increased size and global footprint of HEINEKEN and also to align to the market practice in Europe (excluding UK).

M.R. de Carvalho held 8 shares of Heineken N.V. as at 31 December 2012 (2011: 8 shares). As at 31 December 2012 and 2011, the Supervisory Board members did not hold any of the Company’s bonds or option rights. C.J.A. van Lede held 2,656 and M.R. de Carvalho held 8 ordinary shares of Heineken Holding N.V. as at 31 December 2012 (2011: C.J.A. van Lede 2,656 and M.R. de Carvalho 8 ordinary shares).

Other related party transactions

	Transaction value		Balance outstanding as at 31 December
In millions of EUR	2012	2011	2012	2011
Sale of products, services and royalties
To associates and joint ventures	107	98	31	35
To FEMSA	649	572	114	77
	756	670	145	112

Raw materials, consumables and services
Goods for resale – joint ventures	—	2	—	—
Other expenses – joint ventures	—	—	—	—
Other expenses FEMSA	175	128	27	13
	175	130	27	13

Heineken Holding N.V.

In 2012, an amount of EUR694,065 (2011: EUR586,942) was paid to Heineken Holding N.V. for management services for the HEINEKEN Group.

This payment is based on an agreement of 1977 as amended in 2001, providing that Heineken N.V. reimburses Heineken Holding N.V. for its costs. Best practice provision III.6.4 of the Dutch Corporate Governance Code of 10 December 2008 has been observed in this regard.

FEMSA

As consideration for HEINEKEN’s acquisition of the beer operations of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA). FEMSA, became a major shareholder of Heineken N.V. Therefore, several existing contracts between FEMSA and former FEMSA-owned companies acquired by HEINEKEN have become related-party contracts. The total revenue amount related to these related-party relationships amounts to EUR649 million.

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

Significant subsidiaries

		Ownership interest
	Country of incorporation	2012	2011
• Heineken Nederlands Beheer B.V.	The Netherlands	100%	100%
• Heineken Brouwerijen B.V.	The Netherlands	100%	100%
• Heineken CEE Investments B.V.	The Netherlands	100%	100%
• Heineken Nederland B.V.	The Netherlands	100%	100%
• Heineken International B.V.	The Netherlands	100%	100%
• Heineken Supply Chain B.V.	The Netherlands	100%	100%
• Heineken Global Procurement B.V.	The Netherlands	100%	100%
• Amstel Brouwerij B.V.	The Netherlands	100%	100%
• Amstel Internationaal B.V.	The Netherlands	100%	100%
• Vrumona B.V.	The Netherlands	100%	100%
• Invebra Holland B.V.	The Netherlands	100%	100%
• B.V. Beleggingsmaatschappij Limba	The Netherlands	100%	100%
• Brand Bierbrouwerij B.V.	The Netherlands	100%	100%
• Heineken CEE Holdings B.V.	The Netherlands	100%	100%
• Brasinvest B.V.	The Netherlands	100%	100%
• Heineken Beer Systems B.V.	The Netherlands	100%	100%
• Heineken Asia Pacific B.V.	The Netherlands	100%	—
• Central Europe Beverages B.V.	The Netherlands	100%	72%
Mouterij Albert N.V.	Belgium	100%	100%
Ibecor S.A.	Belgium	100%	100%
N.V. Brouwerijen Alken-Maes Brasseries S.A.	Belgium	99.9%	99.9%
Heineken France S.A.S.	France	100%	100%
Oy Hartwall Ab.	Finland	100%	100%
Heineken Ireland Ltd.[1]	Ireland	100%	100%
Heineken Italia S.p.A.	Italy	100%	100%
Sociedade Central de Cervejas et Bebidas S.A.	Portugal	98.7%	98.7%
Heineken España S.A.	Spain	98.7%	98.7%
Heineken Switzerland AG	Switzerland	100%	100%
Heineken UK Ltd.	United Kingdom	100%	100%
Brau Union AG	Austria	100%	100%
Brau Union Österreich AG	Austria	100%	100%
FCJSC Heineken Breweries	Belarus	100%	100%
OJSC, Rechitsapivo	Belarus	96.4%	96.2%
Karlovacka Pivovara d.o.o.	Croatia	100%	100%
Heineken Ceská republika a.s.	Czech Republic	100%	100%
Athenian Brewery S.A.	Greece	98.8%	98.8%
Heineken Hungária Sorgyárak Zrt.	Hungary	100%	100%
Grupa Zywiec S.A.	Poland	61.9%	61.9%
Heineken Romania S.A.	Romania	98.4%	98.4%
LLC Heineken Breweries	Russia	100%	100%
United Serbian Breweries EUC LLC	Serbia	100%	72%
United Serbian Breweries Zajecarsko JSC	Serbia	73%	52.5%
Heineken Slovensko a.s.	Slovakia	100%	100%
Commonwealth Brewery Ltd.	Bahamas	75%	75%
Cervejarias Kaiser Brasil S.A.	Brazil	100%	100%
Brasserie Nationale d’ Haiti	Haiti	94.8%	22.5%
Brasserie Lorraine S.A.	Martinique	100%	100%
Cuauhtémoc Moctezuma Holding, S.A. de C.V.	Mexico	100%	100%
Fabricas Monterrey, S.A. de C.V.	Mexico	100%	100%
Silices de Veracruz, S.A. de C.V.	Mexico	100%	100%
Cervecerias Baru-Panama S.A.	Panama	74.9%	74.9%
Windward & Leeward Brewery Ltd.	St Lucia	72.7%	72.7%
Surinaamse Brouwerij N.V.	Surinam	76.2%	76.2%
Heineken USA Inc.	United States	100%	100%
Tango s.a.r.l.	Algeria	100%	100%
Brasseries et Limonaderies du Burundi ‘Brarudi’ S.A.	Burundi	59.3%	59.3%
Brasseries, Limonaderies et Malteries ‘Bralima’ S.A.R.L.	D.R. Congo	95.0%	95.0%
Al Ahram Beverages Company S.A.E.	Egypt	99.9%	99.9%
Bedele Brewery	Ethiopia	100%	100%
Harar Brewery	Ethiopia	100%	100%
Brasserie Almaza S.A.L.	Lebanon	67.0%	67.0%
Nigerian Breweries Plc.	Nigeria	54.1%	54.1%
Consolidated Breweries Ltd.	Nigeria	53.6%	50.5%
Brasseries de Bourbon S.A.	Réunion	85.7%	85.7%
Brasseries et Limonaderies du Rwanda ‘Bralirwa’ S.A.	Rwanda	75.0%	75.0%
Sierra Leone Brewery Ltd.	Sierra Leone	83.1%	83.1%
Société Nouvelle des Boissons Gazeuses S.A. (‘SNBG’)	Tunisia	74.5%	74.5%
Société Nouvelle de Brasserie S.A. ‘Sonobra’	Tunisia	49.9%	49.9%
Cambodia Brewery Ltd.	Cambodia	79.0%	33.5%
Shanghai Asia Pacific Brewery Co. Ltd.	China	99.3%	46.0%
Hainan Asia Pacific Brewery Co. Ltd.	China	99.3%	46.0%
Guangzhou Asia Pacific Brewery Co. Ltd	China	99.3%	46.0%
PT Multi Bintang Indonesia Tbk.	Indonesia	86.4%	40.6%
Lao Asia Pacific Breweries Ltd.	Laos	67.1%	28.5%
MCS Asia Pacific Brewery LLC.	Mongolia	54.3%	23.1%
Grande Brasserie de Nouvelle – Calédonie S.A.	New Calédonia	86.3%	36.6%
DB Breweries Ltd.	New Zealand	98.7%	41.9%
DB South Island Brewery Ltd.	New Zealand	54.3%	23.1%
South Pacific Brewery Ltd.	Papua New Guinea	75.4%	31.8%
Asia Pacific Investments Pte. Ltd.	Singapore	100%	50%
Asia Pacific Breweries Ltd.	Singapore	98.7%	41.9%
Asia Pacific Breweries (Singapore) Pte. Ltd.	Singapore	98.7%	41.9%
Solomon Breweries Ltd.	Solomon Islands	96.4%	40.9%
Asia Pacific Breweries (Lanka) Ltd.	Sri Lanka	59.2%	25.2%
Vietnam Brewery Ltd.	Vietnam	59.2%	25.2%
Asia Pacific Breweries (Hanoi) Ltd.	Vietnam	98.7%	41.9%
VBL Da Nang Co. Ltd.	Vietnam	59.2%	25.2%
VBL Tien Giang Ltd.	Vietnam	59.2%	25.2%
VBL Quang Nam Ltd	Vietnam	47.4%	20.1%

[1]

In accordance with Article 17 of the Republic of Ireland Companies (Amendment) Act 1986, the Company issued an irrevocable guarantee for the year ended 31 December 2012 and 2011 regarding the liabilities of Heineken Ireland Ltd., Heineken Ireland Sales Ltd., West Cork Bottling Ltd., Western Beverages Ltd., Beamish and Crawford Ltd. and Nash Beverages Ltd as referred to in Article 5(l) of the Republic of Ireland Companies (Amendment) Act 1986.

37. Subsequent events

Share of stake in Kazakhstan

On 21 December 2012 HEINEKEN announced its intentions to sell its 28 per cent stake in Efes Kazakhstan JSC FE to majority shareholders Efes Breweries International N.V. The transaction closed on 8 January 2013 and resulted in an estimated post tax book gain of EUR80 million.

Sale of Jiangsu Dafuhao Breweries Co. Ltd

On 9 January 2013 HEINEKEN’s Asian subsidiary that holds a 49 per cent stake in Jiangsu Dafuhao Breweries Co. Ltd entered into a conditional share transfer agreement whereby Nantong Fuhao Alcohol Co. Ltd. will purchase HEINEKEN’s shareholding interests for USD24.5 million. The transaction closed on 15 January 2013 when the funds were received in full.

Sale of Pago International GmbH

On 17 December 2012 HEINEKEN announced the sale of its wholly-owned subsidiary Pago International GmbH to Eckes-Granini Group. The transaction is expected to close in the first quarter of 2013.

Mandatory unconditional cash offer (Offer for APB shares)

On 17 January 2013 HEINEKEN announced that the final closing date of its Offer for all of the issued and paid-up ordinary APB shares other than those already owned or controlled by HEINEKEN is 31 January 2013.

On 16 January 2013 the required acceptance level of 90 per cent of the APB shares in the open market was reached. As such, HEINEKEN was entitled to exercise its right of compulsory acquisition of the remaining APB shares. The total cash consideration in relation to the acquisition of the remaining shares after 31 December 2012 amounts to approximately EUR146 million.

Strategic review of Hartwall in Finland

On 4 February 2013 HEINEKEN announced that it had started a strategic review of its Hartwall business in Finland. During this review, HEINEKEN evaluates strategic options for Hartwall to drive continued growth for the business, within or outside of HEINEKEN. The strategic review is expected to be finalised before the end of the year.

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

Amsterdam, 12 February 2013	Executive Board	Supervisory Board
	Van Boxmeer	Van Lede

	Hooft Graafland	Fernández Carbajal

Das

de Carvalho

De Jong

Fentener van Vlissingen

Minnick

Navarre

Astaburuaga Sanjinés

Wijers