Form 20-F
period 2013-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2014-04-16
CIK 1061736

As filed with the Securities and Exchange Commission on April 16, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number 001-35934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing 10 BD Units, and each BD Unit consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value	New York Stock Exchange

2.875% Senior Notes due 2023	New York Stock Exchange

4.375% Senior Notes due 2043	New York Stock Exchange

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

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.0980 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2013, as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. On April 4, 2014, this exchange rate was Ps. 13.0265 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since 2009.

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

Forward-Looking Information

This annual report contains words, such as “believe,” “expect” and “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including but not limited to effects on our company from changes in our relationship with or among our affiliated companies, movements in the prices of raw materials, competition, significant developments in Mexico and the other countries in which we operate, our ability to successfully integrate mergers and acquisitions we have completed in recent years, international economic or political conditions or changes in our regulatory environment. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ITEMS 1-2. NOT APPLICABLE

ITEM 3.       KEY INFORMATION

Selected Consolidated Financial Data

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2013, 2012 and 2011. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our date of transition to IFRS was January 1, 2011.

Pursuant to IFRS, the information presented in this annual report presents financial information for 2013, 2012 and 2011 in nominal terms in Mexican pesos, taking into account local inflation of any hyperinflationary economic environment and converting from local currency to Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country categorized as a hyperinflationary economic environment (for this annual report, only Venezuela). See Note 3.4 to our audited consolidated financial statements. For each non-hyperinflationary economic environment, local currency is converted to Mexican pesos using the year-end exchange rate for assets and liabilities, the historical exchange rate for equity and the average exchange rate for the income statement.

Our non-Mexican subsidiaries maintain their accounting records in the currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and reported in Mexican pesos under these standards.

Except when specifically indicated, information in this annual report on Form 20-F is presented as of December 31, 2013 and does not give effect to any transaction, financial or otherwise, subsequent to that date.

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

	Year Ended December 31,
	2013(1) (2)		2013(2)	2012(3)	2011(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except share and per share data)
Income Statement Data:
IFRS
Total revenues	US$	19,705	Ps. 258,097	Ps. 238,309	Ps. 201,540
Gross Profit		8,372	109,654	101,300	84,296
Income before Income Taxes and Share of the Profit of Associates and Joint Ventures Accounted for Using the Equity Method		1,915	25,080	27,530	23,552
Income taxes		592	7,756	7,949	7,618
Consolidated net income		1,692	22,155	28,051	20,901
Controlling interest net income		1,216	15,922	20,707	15,332
Non-controlling interest net income		476	6,233	7,344	5,569
Basic controlling interest net income:
Per Series B Share		0.06	0.79	1.03	0.77
Per Series D Share		0.08	1.00	1.30	0.96
Diluted controlling interest net income:
Per Series B Share		0.06	0.79	1.03	0.76
Per Series D Share		0.08	0.99	1.29	0.96
Weighted average number of shares outstanding (in millions):
Series B Shares		9,246.4	9,246.4	9,246.4	9,246.4
Series D Shares		8,644.7	8,644.7	8,644.7	8,644.7
Allocation of earnings:
Series B Shares		46.11%	46.11%	46.11%	46.11%
Series D Shares		53.89%	53.89%	53.89%	53.89%
Financial Position Data:
IFRS
Total assets	US$	27,423	Ps. 359,192	Ps. 295,942	Ps. 263,362
Current liabilities		3,731	48,869	48,516	39,325
Long-term debt(5)		5,567	72,921	28,640	23,819
Other long-term liabilities		1,134	14,852	8,625	8,047
Capital stock		255	3,346	3,346	3,345
Total equity		16,991	222,550	210,161	192,171
Controlling interest		12,169	159,392	155,259	144,222
Non-controlling interest		4,822	63,158	54,902	47,949
Other Information
IFRS
Depreciation	US$	672	Ps. 8,805	Ps. 7,175	Ps. 5,694
Capital expenditures(6)		1,365	17,882	15,560	12,666
Gross margin(7)		42%	42%	43%	42%

(*)	We have not included selected consolidated financial data as of and for the years ended December 31, 2009 and 2010, as we began presenting our financial statements in accordance with IFRS for the fiscal year ending December 31, 2012, with an official IFRS “adoption date” of January 1, 2012 and a “transition date” to IFRS of January 1, 2011. Based on such adoption and transition dates, we were not required to prepare financial statements in accordance with IFRS as of and for the years ended December 31, 2009 and 2010 and therefore are unable to present selected financial data in accordance with IFRS for these dates and periods without unreasonable effort and expense.

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 13.0980 to US$ 1.00 solely for the convenience of the reader.

(2)	Includes results of Grupo Yoli, S.A. de C.V. from June 2013, of Companhia Fluminense de Refrigerantes from September 2013, Spaipa S.A. Industria Brasileira de Bebidas from November 2013 and other business acquisitions. See “Item 4—Information on the Company—The Company—Corporate Background,” and Note 4 to our audited consolidated financial statements.

(3)	Includes results of Grupo Fomento Queretano from May 2012. See “Item 4—Information on the Company—The Company—Corporate Background,” and Note 4 to our audited consolidated financial statements.

(4)	Includes results of Grupo Tampico from October 2011 and from Grupo CIMSA from December 2011. See Item 4—Information on the Company—The Company—Corporate Background,” and Note 4 to our audited consolidated financial statements.

(5)	Includes long-term debt minus the current portion of long-term debt.

(6)	Includes investments in property, plant and equipment, intangible and other assets, net of cost of long lived assets sold.

(7)	Gross margin is calculated by dividing gross profit by total revenues.

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

The following table sets forth for each year the nominal amount of dividends per share that we declared in Mexican peso and U.S. dollar amounts and their respective payment dates for the 2009 to 2013 fiscal years:

Date Dividend Paid	Fiscal Year with Respect to which Dividend was Declared	Aggregate Amount of Dividend Declared	Per Series B Share Dividend	Per Series B Share Dividend(7)	Per Series D Share Dividend	Per Series D Share Dividend(7)
May 4, 2009 and November 3, 2009(1)	2008	Ps.1,620,000,000	Ps.0.0807	$0.0061	Ps.0.1009	$0.0076
May 4, 2009			Ps.0.0404	$0.0030	Ps.0.0505	$0.0038
November 3, 2009			Ps.0.0404	$0.0030	Ps.0.0505	$0.0038
May 4, 2010 and November 3, 2010(2)	2009	Ps.2,600,000,000	Ps.0.1296	$0.0105	Ps.0.1621	$0.0132
May 4, 2010			Ps.0.0648	$0.0053	Ps.0.0810	$0.0066
November 3, 2010			Ps.0.0648	$0.0053	Ps.0.0810	$0.0066
May 4, 2011 and November 2, 2011(3)	2010	Ps.4,600,000,000	Ps.0.2294	$0.0199	Ps.0.28675	$0.0249
May 4, 2011			Ps.0.1147	$0.0099	Ps.0.14338	$0.0124
November 2, 2011			Ps.0.1147	$0.0085	Ps.0.14338	$0.0106
May 3, 2012 and November 6, 2012(4)	2011	Ps.6,200,000,000	Ps.0.3092	$0.0231	Ps.0.3865	$0.0288
May 3, 2012			Ps.0.1546	$0.0119	Ps.0.1932	$0.0149
November 6, 2012			Ps.0.1546	$0.0119	Ps.0.1932	$0.0149
May 7, 2013 and November 7, 2013(5)	2012	Ps.6,684,103,000	Ps.0.3333	$0.0264	Ps.0.4166	$0.0330
May 7, 2013			Ps.0.1666	$0.0138	Ps.0.2083	$0.0173
November 7, 2013			Ps.0.1666	$0.0126	Ps.0.2083	$0.0158
December 18, 2013(6)	2012	Ps.6,684,103,000	Ps.0.3333	$0.0257	Ps.0.4166	$0.0321

(1)	The dividend payment for 2008 was divided into two equal payments in Mexican pesos. The first payment was payable on May 4, 2009, with a record date of April 30, 2009, and the second payment was payable on November 3, 2009, with a record date of October 30, 2009.

(2)	The dividend payment for 2009 was divided into two equal payments in Mexican pesos. The first payment was payable on May 4, 2010, with a record date of May 3, 2010, and the second payment was payable on November 3, 2010, with a record date of November 2, 2010.

(3)	The dividend payment for 2010 was divided into two equal payments in Mexican pesos. The first payment was payable on May 4, 2011, with a record date of May 3, 2011, and the second payment was payable on November 2, 2011, with a record date of November 1, 2011.

(4)	The dividend payment for 2011 was divided into two equal payments in Mexican pesos. The first payment was payable on May 3, 2012 with a record date of May 2, 2012, and the second payment was payable on November 6, 2012 with a record date of November 5, 2012.

(5)	The dividend payment for 2012 was divided into two equal payments in Mexican pesos. The first payment was payable on May 7, 2013 with a record date of May 6, 2013, and the second payment was payable on November 7, 2013 with a record date of November 6, 2013.

(6)	The dividend payment declared in December 2013 was payable on December 18, 2013 with a record date of December 17, 2013.

(7)	Translations to U.S. dollars are based on the exchange rates on the dates the payments were made.

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

Year ended December 31,	Exchange Rate
	High	Low	Average(1)	Year End
2009	15.41	12.63	13.58	13.06
2010	13.19	12.16	12.64	12.38
2011	14.25	11.51	12.46	13.95
2012	14.37	12.63	13.14	12.96
2013	13.43	11.98	12.76	13.10

(1)	Average month-end rates.

	Exchange Rate
	High	Low	Period End
2012:
First Quarter	Ps.13.75	Ps.12.63	Ps.12.81
Second Quarter	14.37	12.73	13.41
Third Quarter	13.72	12.74	12.86
Fourth Quarter	13.25	12.71	12.96
2013:
First Quarter	Ps.12.88	Ps.12.32	Ps.12.32
Second Quarter	13.41	11.98	12.99
Third Quarter	13.43	12.50	13.16
Fourth Quarter	13.25	12.77	13.10
October	13.25	12.77	13.00
November	13.24	12.87	13.11
December	13.22	12.85	13.10
2014:
January	Ps.13.46	Ps.13.00	Ps.13.36
February	13.51	13.20	13.23
March	13.33	13.06	13.06
First Quarter	13.51	13.00	13.06

RISK FACTORS

Risks Related to Our Company

Coca-Cola FEMSA

Coca-Cola FEMSA’s business depends on its relationship with The Coca-Cola Company, and changes in this relationship may adversely affect its results and financial condition.

Substantially all of Coca-Cola FEMSA’s sales are derived from sales of Coca-Cola trademark beverages. Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages through standard bottler agreements in certain territories in the countries in which it operates. See “Item 4. Information on the Company—Coca-Cola FEMSA—Coca-Cola FEMSA’s Territories.” Through its rights under Coca-Cola FEMSA’s bottler agreements and as a large shareholder, The Coca-Cola Company has the right to participate in the process for making certain decisions related to Coca-Cola FEMSA’s business.

The Coca-Cola Company may unilaterally set the price for its concentrate. In addition, under Coca-Cola FEMSA’s bottler agreements, it is prohibited from bottling or distributing any other beverages without The Coca-Cola Company’s authorization or consent, and may not transfer control of the bottler rights of any of its territories without prior consent from The Coca-Cola Company.

The Coca-Cola Company also makes significant contributions to Coca-Cola FEMSA’s marketing expenses, although it is not required to contribute a particular amount. Accordingly, The Coca-Cola Company may discontinue or reduce such contributions at any time.

Coca-Cola FEMSA depends on The Coca-Cola Company to continue with its bottler agreements. As of December 31, 2013, Coca-Cola FEMSA had nine bottler agreements in Mexico: (i) the agreements for Mexico’s Valley territory, which expire in April 2016 and June 2023, (ii) the agreements for the Central territory, which expire in August 2014 (two agreements) May 2015 and July 2016, (iii) the agreement for the Northeast territory, which expires in September 2014, (iv) the agreement for the Bajio territory, which expires in May 2015, and (v) the agreement for the Southeast territory, which expires in June 2023. As of December 31, 2013, we had four bottler agreements in Brazil, two expiring in October 2017 and the other two expiring in April 2024. Coca-Cola FEMSA’s bottler agreements with The Coca-Cola Company will expire for its territories in other countries as follows: Argentina in September 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016 and Panama in November 2014. All of Coca-Cola FEMSA’s bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the applicable agreement. In addition, these agreements generally may be terminated in the case of material breach. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Bottler Agreements.” Termination would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on its business, financial condition, results and prospects.

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business, which may result in Coca-Cola FEMSA taking actions contrary to the interests of its remaining shareholders.

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business. As of April 4, 2014, The Coca-Cola Company indirectly owned 28.1% of Coca-Cola FEMSA’s outstanding capital stock, representing 37.0% of Coca-Cola FEMSA’s shares with full voting rights. The Coca-Cola Company is entitled to appoint five of Coca-Cola FEMSA’s maximum of 21 directors and the vote of at least two of them is required to approve certain actions by Coca-Cola FEMSA’s board of directors. As of April 4, 2014, we indirectly owned 47.9% of Coca-Cola FEMSA’s outstanding capital stock, representing 63.0% of Coca-Cola FEMSA’s shares with full voting rights. We are entitled to appoint 13 of Coca-Cola FEMSA’s maximum of 21 directors and all of its executive officers. We and The Coca-Cola Company together, or only we in certain circumstances, have the power to determine the outcome of all actions requiring the approval of Coca-Cola FEMSA’s board of directors, and we and The Coca-Cola Company together, or only we in certain circumstances, have the power to determine the outcome of all actions requiring the approval of Coca-Cola FEMSA’s shareholders. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Shareholders Agreement.” The interests of The Coca-Cola Company may be different from the interests of Coca-Cola FEMSA’s remaining shareholders, which may result in Coca-Cola FEMSA taking actions contrary to the interests of its remaining shareholders.

Changes in consumer preference and public concern about health related issues could reduce demand for some of Coca-Cola FEMSA’s products.

The non-alcoholic beverage industry is evolving as a result of, among other things, changes in consumer preferences and regulatory actions. There have been different plans and actions adopted in recent years by governmental authorities in some of the countries where Coca-Cola FEMSA operates that have resulted in increased taxes or the imposition of new taxes on the sale of beverages containing certain sweeteners, and other regulatory measures, such as restrictions on advertising for some of Coca-Cola FEMSA’s products. Moreover, researchers, health advocates and dietary guidelines are encouraging consumers to reduce their consumption of certain types of beverages sweetened with sugar and High Fructose Corn Syrup, or HFCS. In addition, concerns over the environmental impact of plastic may reduce the consumption of Coca-Cola FEMSA’s products sold in plastic bottles or result in additional taxes that would adversely affect consumer demand. Increasing public concern about these issues, possible new or increased taxes, regulatory measures and governmental regulations could reduce demand for some of Coca-Cola FEMSA’s products which would adversely affect its results.

Competition could adversely affect Coca-Cola FEMSA’s financial performance.

The beverage industry in the territories in which Coca-Cola FEMSA operates is highly competitive. Coca-Cola FEMSA faces competition from other bottlers of sparkling beverages, such as Pepsi products, and from producers of low cost beverages or “B brands.” Coca-Cola FEMSA also competes in beverage categories other than sparkling beverages, such as water, juice-based beverages, teas, sport drinks and value-added dairy products. Although competitive conditions are different in each of its territories, Coca-Cola FEMSA competes principally in terms of price, packaging, consumer sales promotions, customer service and product innovation. See “Item 4. Information on the Company—Coca-Cola FEMSA—Competition.” There can be no assurances that Coca-Cola FEMSA will be able to avoid lower pricing as a result of competitive pressure. Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on Coca-Cola FEMSA’s financial performance.

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

Coca-Cola FEMSA obtains the vast majority of the water used in its production from municipal utility companies and pursuant to concessions to use wells, which are generally granted based on studies of the existing and projected groundwater supply. Coca-Cola FEMSA’s existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from local and/or federal water authorities. See “Item 4. Information on the Company—Regulatory Matters—Water Supply.” In some of its other territories, Coca-Cola FEMSA’s existing water supply may not be sufficient to meet its future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes.

We cannot assure you that water will be available in sufficient quantities to meet Coca-Cola FEMSA’s future production needs or will prove sufficient to meet its water supply needs.

Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of goods sold and may adversely affect its results.

In addition to water, Coca-Cola FEMSA’s most significant raw materials are (1) concentrate, which it acquires from affiliates of The Coca-Cola Company, (2) sweeteners and (3) packaging materials. Prices for sparkling beverages concentrate are determined by The Coca-Cola Company as a percentage of the weighted average retail price in local currency, net of applicable taxes. The Coca-Cola Company has unilaterally increased concentrate prices in the past and may do so again in the future. We cannot assure you that The Coca-Cola Company will not increase the price of the concentrate for sparkling beverages or change the manner in which such price will be calculated in the future. Coca-Cola FEMSA may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the pricing of its products or its results. The prices for Coca-Cola FEMSA’s remaining raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. Coca-Cola FEMSA is also required to meet all of its supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to it. Coca-Cola FEMSA’s sales prices are denominated in the local currency in each country in which it operates, while the prices of certain materials, including those used in the bottling of its products, mainly resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans and HFCS, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of the countries in which Coca-Cola FEMSA operates. We cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such currencies in the future. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.”

Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin and plastic preforms to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are related to crude oil prices and global resin supply. The average prices that Coca-Cola FEMSA paid for resin and plastic preforms in U.S. dollars in 2013, as compared to 2012 were lower in Central America, Brazil, Venezuela and Argentina, remained flat in Mexico and were higher in Colombia. We cannot provide any assurance that prices will not increase in future periods. During 2013, average sweetener prices, in almost all of Coca-Cola FEMSA’s territories except Costa Rica, Nicaragua and Panama, were lower as compared to 2012 in all of the countries in which Coca-Cola FEMSA operates. From 2010 through 2013, international sugar prices were volatile due to various factors, including shifting demands, availability and climate issues affecting production and distribution. In all of the countries in which Coca-Cola FEMSA operates, other than Brazil, sugar prices are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay in excess of international market prices. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.” We cannot assure you that Coca-Cola FEMSA’s raw material prices will not further increase in the future. Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of goods sold and adversely affect Coca-Cola FEMSA’s financial performance.

Taxes could adversely affect Coca-Cola FEMSA’s business.

The countries in which Coca-Cola FEMSA operates may adopt new tax laws or modify existing laws to increase taxes applicable to Coca-Cola FEMSA’s business.

On January 1, 2014, a general tax reform became effective in Mexico. This reform included the imposition of a new special tax on the production, sale and importation of beverages with added sugar, at the rate of Ps.1.00 per liter. This special tax could have a material adverse effect on Coca-Cola FEMSA’s business, financial condition and results; however, Coca-Cola FEMSA is currently working on taking the necessary measures with respect to its operating structure and portfolio in order to mitigate this negative effect. Moreover, similar to other affected entities in the industry, Coca-Cola FEMSA has filed constitutional challenges (juicios de amparo) against this special tax. We cannot assure you that these measures will have the desired effect or that Coca-Cola FEMSA will prevail in its constitutional challenge. In addition, the tax reform in Mexico, as applicable to Coca-Cola FEMSA, confirmed the income tax rate of 30%, eliminated the corporate flat tax, or IETU, imposed withholding taxes at a rate of 10% on the payment of dividends and capital gains from the sale of shares, limited the total amount of income tax paid or retained on dividends paid outside of Mexico and limited the total amount that can be deducted from exempt payments to employees. See “Item 4. Information on the Company—Regulatory Matters—Mexican Tax Reform.”

In Brazil, the federal taxes applied on the production and sale of beverages are based on the national average retail price, calculated based on a yearly survey of each Brazilian beverage brand, combined with a fixed tax rate and a multiplier specific for each different presentation (glass, plastic or can). Commencing on October 1, 2014 through October 1, 2018, the multiplier used to calculate taxes on soft drinks presented in cans and glasses will gradually increase per year from 31.9% and 37.2% to 38.0% and 44.4%, respectively, and the multiplier used to calculate taxes on energy and isotonic drinks presented in cans and glasses will gradually increase per year from 31.9% to 37.5%. The multipliers for other presentations of carbonated soft drinks, energy and isotonic drinks, such as plastic, cups and fountain, will not change.

In 2013, the government of Argentina imposed a withholding tax at a rate of 10% on dividends paid by Argentine companies to non-Argentine stakeholders. Similarly, in 2013, the government of Costa Rica repealed a tax exemption on dividends paid to Mexican residents. Future dividends paid to Mexican residents will be subject to withholding tax at a rate of 15% in Costa Rica.

Coca-Cola FEMSA’s products are also subject to other taxes in many of the countries in which it operates. Certain countries in Central America, Mexico, Brazil, Venezuela and Argentina, also impose taxes on sparkling beverages. See “Item 4. Information on the Company—Regulatory Matters—Taxation of Beverages.” We cannot assure you that any governmental authority in any country where Coca-Cola FEMSA operates will not impose new taxes or increase taxes on Coca-Cola FEMSA’s products in the future. The imposition of new taxes or increases in taxes on Coca-Cola FEMSA’s products may have a material adverse effect on its business, financial condition, prospects and results.

Regulatory developments may adversely affect Coca-Cola FEMSA’s business.

Coca-Cola FEMSA is subject to regulation in each of the territories in which it operates. The principal areas in which Coca-Cola FEMSA is subject to regulation are water, environment, labor, taxation, health and antitrust. Regulation can also affect Coca-Cola FEMSA’s ability to set prices for its products. See “Item 4. Information on the Company—Regulatory Matters.” The adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries in which Coca-Cola FEMSA operates may increase its operating costs or impose restrictions on its operations which, in turn, may adversely affect Coca-Cola FEMSA’s financial condition, business and results. In particular, environmental standards are becoming more stringent in several of the countries in which Coca-Cola FEMSA operates, and Coca-Cola FEMSA is in the process of complying with these standards, although we cannot assure you that in any event Coca-Cola FEMSA will be able to meet any timelines for compliance established by the relevant regulatory authorities. See “Item 4. Information on the Company—Regulatory Matters—Environmental Matters.” Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on Coca-Cola FEMSA’s future results or financial condition.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which Coca-Cola FEMSA operates. Currently, there are no price controls on Coca-Cola FEMSA’s products in any of the territories in which it has operations, except for those in Argentina, where authorities directly supervise two of Coca-Cola FEMSA’s products sold through supermarkets as a measure to control inflation, and Venezuela, where the government has imposed price controls on certain of Coca-Cola FEMSA’s products, including bottled water, and has recently imposed a limit on profits earned on the sale of goods, including Coca-Cola FEMSA’s products, seeking to maintain price stability of, and equal access to, goods and services. If Coca-Cola FEMSA exceeds such limit on profits, it may be forced to reduce the prices of its products in Venezuela, which would in turn adversely affect its business and results of operations. In addition, consumer protection laws in Venezuela are subject to continuing review and changes, and any such changes may have an adverse impact on Coca-Cola FEMSA. We cannot assure you that existing or future regulations in Venezuela relating to goods and services will not result in increased limits on profits or a forced reduction of prices affecting Coca-Cola FEMSA’s products, which could have a negative effect on its results of operations. The imposition of these restrictions or voluntary price restraints in other territories may have an adverse effect on Coca-Cola FEMSA’s results and financial position. See “Item 4. Information on the Company—Regulatory Matters—Price Controls.” We cannot assure you that governmental authorities in any country where Coca-Cola FEMSA operates will not impose statutory price controls or that Coca-Cola FEMSA will not need to implement voluntary price restraints in the future.

In May 2012, the Venezuelan government adopted significant changes to labor regulations, which had a negative impact on Coca-Cola FEMSA’s business and operations. The principal changes that impacted Coca-Cola FEMSA’s operations are: (i) the requirement that employee terminations are now subject to governmental authorization; (ii) retroactive assessments for any modifications to Coca-Cola FEMSA’s severance payment system; (iii) a reduction in the maximum daily and weekly working hours (from 44 to 40 weekly); (iv) an increase in mandatory weekly breaks, prohibiting a reduction in salaries as a result of such increase; and (v) the requirement that all third party contractors participating in the manufacturing and sales processes of its products be included in Coca-Cola FEMSA’s payroll by no later than May 2015. Coca-Cola FEMSA is currently in compliance with these labor regulations and expects to include all third party contractors to its payroll by the imposed deadline.

In January 2012, the Costa Rican government approved a decree, which regulates the sale of food and beverages in schools. The decree came into effect in 2012. Enforcement of this law has been gradual since it started in 2012 and until 2014, depending on the specific characteristics of the food and beverage in question. According to the decree, the sale of specific sparkling beverages and still beverages that contain sugar, syrup or HFCS in any type of presentation in schools is prohibited. Coca-Cola FEMSA is still allowed to sell water and certain still beverages in schools. We cannot assure you that the Costa Rican government will not further restrict sales of other of Coca-Cola FEMSA’s products in schools in the future; any such further restrictions could lead to an adverse impact on Coca-Cola FEMSA’s results of operations.

Unfavorable results of legal proceedings could have an adverse effect on Coca-Cola FEMSA’s results or financial condition.

Coca-Cola FEMSA’s operations have from time to time been and may continue to be subject to investigations and proceedings by antitrust authorities, and litigation relating to alleged anticompetitive practices. Coca-Cola FEMSA has also been subject to investigations and proceedings on environmental and labor matters. We cannot assure you that these investigations and proceedings will not have an adverse effect on Coca-Cola FEMSA’s results or financial condition. See “Item 8. Financial Information—Legal Proceedings.”

Weather conditions may adversely affect Coca-Cola FEMSA’s results.

Lower temperatures and higher rainfall may negatively impact consumer patterns, which may result in lower per capita consumption of Coca-Cola FEMSA’s beverage offerings. Additionally, adverse weather conditions may affect road infrastructure and points of sale in the territories in which Coca-Cola FEMSA operates and limit Coca-Cola FEMSA’s ability to sell and distribute its products, thus affecting its results.

Coca-Cola FEMSA conducts business in countries in which it had not previously operated and that present different or greater risks than certain countries in Latin America.

As a result of the acquisition of 51% of the outstanding shares of the Coca-Cola Bottlers Philippines, Inc., or CCBPI, Coca-Cola FEMSA has expanded its geographic reach from Latin America to include the Philippines. The Philippines presents different risks and different competitive pressures than those it faces in Latin America. In the Philippines, Coca-Cola FEMSA is the only beverage company competing across categories, and faces competition in each category. In addition, the per capita income of the population in Philippines is lower than the average per capita income in the countries in which Coca-Cola FEMSA currently operates, and the distribution and marketing practices in the Philippines differ from Coca-Cola FEMSA’s historical practices. Coca-Cola FEMSA may have to adapt its marketing and distribution strategies to compete effectively. Coca-Cola FEMSA’s inability to compete effectively may have an adverse effect on its future results.

Coca-Cola FEMSA may not be able to successfully integrate its recent acquisitions and achieve the operational efficiencies and/or expected synergies.

Coca-Cola FEMSA has and may continue to acquire bottling operations and other businesses. A key element to achieve the benefits and expected synergies of Coca-Cola FEMSA’s recent and future acquisitions and/or mergers is to integrate the operation of acquired or merged businesses into Coca-Cola FEMSA’s operations in a timely and effective manner. Coca-Cola FEMSA may incur unforeseen liabilities in connection with acquiring, taking control of or managing bottling operations and other businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into its operating structure. We cannot assure you that these efforts will be successful or completed as expected by Coca-Cola FEMSA, and Coca-Cola FEMSA’s business, results and financial condition could be adversely affected if it is unable to do so.

Political and social events in the countries in which Coca-Cola FEMSA operates may significantly affect its operations.

In April 2013, the presidential election in Venezuela led to the election of a new president, Nicolás Maduro Moros. In April 2014, the presidential election in Costa Rica led to the election of a new president, Luis Guillermo Solís. Also in 2014, Panama, Colombia and Brazil will hold presidential elections that will lead to the election of new presidents. The new administrations elected or to be elected in the countries in which we operate may implement significant changes in laws, public policy and/or regulations that could affect the political and economic conditions in these countries. Any such changes may have an adverse effect on Coca-Cola FEMSA’s business, financial condition or results.

We cannot assure you that political or social developments in any of the countries in which Coca-Cola FEMSA has operations, such as the recent civil disturbances in Venezuela, over which we have no control, will not have a corresponding adverse effect on the global market or on Coca-Cola FEMSA’s business, financial condition or results.

FEMSA Comercio

Competition from other retailers in Mexico could adversely affect FEMSA Comercio’s business.

The Mexican retail sector is highly competitive. FEMSA participates in the retail sector primarily through FEMSA Comercio. FEMSA Comercio’s OXXO stores face competition from small-format stores like 7-Eleven, Extra, Super City, Círculo K stores and other numerous chains of retailers across Mexico, from other regional small-format retailers to small informal neighborhood stores. In particular, small informal neighborhood stores can sometimes avoid regulatory oversight and taxation, enabling them to sell certain products at below market prices. In addition, these small informal neighborhood stores could improve their technological capabilities so as to enable credit card transactions and electronic payment of utility bills, which would diminish FEMSA Comercio’s competitive advantage. FEMSA Comercio may face additional competition from new market entrants. Increased competition may limit the number of new locations available to FEMSA Comercio and require FEMSA Comercio to modify its product offering or pricing. In addition, consumers may prefer alternative products or store formats offered by competitors. As a result, FEMSA Comercio’s results and financial position may be adversely affected by competition in the future.

Sales of OXXO small-format stores may be adversely affected by changes in economic conditions in Mexico.

Small-format stores often sell certain products at a premium. The small-format store market is thus highly sensitive to economic conditions, since an economic slowdown is often accompanied by a decline in consumer purchasing power, which in turn results in a decline in the overall consumption of FEMSA Comercio’s main product categories. During periods of economic slowdown, OXXO stores may experience a decline in traffic per store and purchases per customer, and this may result in a decline in FEMSA Comercio’s results.

Taxes could adversely affect FEMSA Comercio’s business.

Mexico may adopt new tax laws or modify existing laws to increase taxes applicable to FEMSA Comercio’s business. For example, a new decree amending and supplementing certain tax provisions, which became effective on January 1, 2014, provided that the income tax rate as applicable to FEMSA Comercio will remain at 30% for 2014 and subsequent years, instead of decreasing to 29% and 28% for 2014 and 2015 onwards as provided by the law before this reform. The 2014 amendments also increased the VAT rate applicable in the border regions of Mexico from 11% to 16% to match the general VAT rate applicable in the rest of Mexico, which could cause lower traffic or ticket figures for FEMSA Comercio. Furthermore, the 2014 amendments introduced two new excise taxes, the first one related to beverages containing sugar and the second one related to certain food products with high caloric content, including some that are sold at FEMSA Comercio stores, which could also cause lower traffic or ticket figures. See “Item 4. Information on the Company—Regulatory Matters—Mexican Tax Reform.”

FEMSA Comercio may not be able to maintain its historic growth rate.

FEMSA Comercio increased the number of OXXO stores at a compound annual growth rate of 12.4% from 2009 to 2013. The growth in the number of OXXO stores has driven growth in total revenue and results at FEMSA Comercio over the same period. As the overall number of stores increases, percentage growth in the number of OXXO stores is likely to decrease. In addition, as small-format store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same store sales, average ticket and store traffic. As a result, FEMSA Comercio’s future results and financial condition may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and results. In Colombia, FEMSA Comercio may not be able to maintain similar historic growth rates to those in Mexico.

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

FEMSA Comercio’s business acquisitions may lead to decreased profit margins.

During 2013, FEMSA Comercio entered into two new markets through the acquisition of two drugstore businesses and one quick service restaurant chain. Each of these businesses is currently less profitable than OXXO, and the acquisitions might therefore marginally dilute FEMSA Comercio’s margins in the short to medium term.

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

In the event of a depreciation of the euro against the Mexican peso, the fair value of FEMSA’s investment in Heineken’s shares will be adversely affected.

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

As of March 14, 2014, a voting trust, of which the participants are members of seven families, owned 38.69% of our capital stock and 74.86% of our capital stock with full voting rights, consisting of the Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

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

FEMSA is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, nearly all or a substantial portion of our assets and the assets of our subsidiaries are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

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

We are a holding company. Accordingly, our cash flows are principally derived from dividends, interest and other distributions made to us by our subsidiaries. Currently, our subsidiaries do not have contractual obligations that require them to pay dividends to us. In addition, debt and other contractual obligations of our subsidiaries may in the future impose restrictions on our subsidiaries’ ability to make dividend or other payments to us, which in turn may adversely affect our ability to pay dividends to shareholders and meet its debt and other obligations. As of March 31, 2014, we had no restrictions on our ability to pay dividends. Given the 2010 exchange of 100% of our ownership of the business of Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza, S.A. de C.V.) (which we refer to as Cuauhtémoc Moctezuma or FEMSA Cerveza) for a 20% economic interest in Heineken, our non-controlling shareholder position in Heineken means that we will be unable to require payment of dividends with respect to the Heineken shares.

Risks Related to Mexico and the Other Countries in Which We Operate

Adverse economic conditions in Mexico may adversely affect our financial position and results.

We are a Mexican corporation, and our Mexican operations are our single most important geographic territory. Given the 2010 exchange of 100% of our FEMSA Cerveza business for a 20% economic interest in the Heineken Group, FEMSA shareholders may face a lesser degree of exposure with respect to economic conditions in Mexico and a greater degree of indirect exposure to the political, economic and social circumstances affecting the markets in which Heineken is present. For the year ended December 31, 2013, 63% of our consolidated total revenues were attributable to Mexico and at the net income level the percentage attributable to our Mexican operations is further reduced. During 2010, 2011 and 2012 the Mexican gross domestic product, or GDP, increased by approximately 5.1%, 4.0% and 3.9%, respectively, and in 2013 it only increased by approximately 1.1% on an annualized basis compared to 2012, due to lower government spending, lower remittances and a tough consumer environment. We cannot assure you that such conditions will not have a material adverse effect on our results and financial position going forward. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, further deterioration in economic conditions in, or delays in recovery of, the U.S. economy may hinder any recovery in Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our results.

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

In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate debt, Mexican peso-denominated funding, which constituted 23% of our total debt as of December 31, 2013 (the total amount of the debt and the variable rate debt used in the calculation of this percentage considers converting only the units of investments debt for the related cross currency swap, and it also includes the effect of related interest rate swaps), and have an adverse effect on our financial position and results.

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial position and results.

Depreciation of the Mexican peso relative to the U.S. dollar increases the cost to us of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars, and thereby negatively affects our financial position and results. A severe devaluation or depreciation of the Mexican peso may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. The Mexican peso is a free-floating currency and as such, it experiences exchange rate fluctuations relative to the U.S. dollar over time. During 2010 and 2011, the Mexican peso experienced different fluctuations relative to the U.S. dollar of approximately 5.6% of recovery and 12.7% of depreciation compared to the years of 2009 and 2010 respectively. During 2012, the Mexican peso experienced an appreciation relative to the U.S. dollar of approximately 7.1% compared to 2011. During 2013, the Mexican peso experienced a depreciation relative to the U.S. dollar of approximately 1.0% compared to 2012. In the first quarter of 2014, the Mexican peso appreciated approximately 0.32% relative to the U.S. dollar compared to the fourth quarter of 2013.

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

Mexican political events may significantly affect our operations. Presidential elections in Mexico occur every six years, with the most recent one occurring in July 2012. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional, was elected as the new president of Mexico and took office on December 1, 2012. As with any governmental change, the new government may lead to significant changes in governmental policies, may contribute to economic uncertainty and to heightened volatility of the Mexican capital markets and securities issued by Mexican companies. Currently, no single party has a majority in the Senate or the Cámara de Diputados (House of Representatives), and the absence of a clear majority by a single party could result in government gridlock and political uncertainty. While the Mexican Congress has recently approved a number of structural reforms intended to modernize certain sectors of and foster growth in the Mexican economy, we cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, results and prospects.

Security risks in Mexico could increase, and this could adversely affect our results.

The presence of violence among drug cartels, and between these and the Mexican law enforcement and armed forces, pose a risk to our business. Organized criminal activity and related violent incidents have decreased relative to 2011 and 2012, but remain prevalent. These incidents are relatively concentrated along the northern Mexican border, as well as in certain other Mexican states such as Sinaloa, Michoacán and Guerrero. The north of Mexico is an important region for our retail operations, and an increase in crime rates could negatively affect our sales and customer traffic, increase our security expenses, and result in higher turnover of personnel or damage to the perception of our brands. The principal driver of organized criminal activity is the drug trade that aims to supply and profit from the uninterrupted demand for drugs and the supply of weapons from the United States. This situation could worsen and adversely impact our business and financial results because consumer habits and patterns adjust to the increased perceived and real security risks, as people refrain from going out as much and gradually shift some on-premise consumption to off-premise consumption of food and beverages on certain social occasions.

Depreciation of local currencies in other Latin American countries in which we operate may adversely affect our financial position.

The devaluation of the local currencies against the U.S. dollar in our non-Mexican territories can increase our operating costs in these countries, and depreciation of the local currencies against the Mexican peso can negatively affect our results for these countries. In recent years, the value of the currency in the countries in which we operate had been relatively stable except in Venezuela. During 2013, in addition to Venezuela, the currencies of Brazil and Argentina also depreciated against the Mexican peso. Future currency devaluation or the imposition of exchange controls in any of these countries, or in Mexico, would have an adverse effect on our financial position and results.

At the end of January 2014, the exchange rate of the Argentine peso registered a devaluation of approximately 20% with respect to the U.S. dollar. As a result of this devaluation, the balance sheet of our subsidiary could reflect a reduction in shareholders’ equity during 2014. As of December 31, 2013 our foreign direct investment in Argentina, using the exchange rate of 6.38 Argentine pesos per U.S. dollar, was Ps. 945 million.

Depreciation of other local currencies of the countries in which we operate relative to the U.S. dollar may also potentially increase our operating costs. We have operated under exchange controls in Venezuela since 2003, which limit our ability to remit dividends abroad or make payments other than in local currency and that may increase the real price paid for raw materials and services purchased in local currency. We have historically used the official exchange rate (currently 6.30 bolivars to US$1.00) in our Venezuelan operations; however, in January 2014, the Venezuelan government announced that certain transactions, such as payment of services and payments related to foreign investments in Venezuela, must be settled at an alternative exchange rate determined by the state-run system known as the Sistema Complementario de Administración de Divisas, or SICAD. The SICAD determines this alternative exchange rate based on limited periodic sales of U.S. dollars through auctions. The exchange rate based on the most recent SICAD auction, held on April 4, 2014 and in effect as of April 7, 2014, was 10.00 bolivars to U.S.$ 1.00. Imports of our raw materials into Venezuela qualify as transactions that may be settled using the official exchange rate of 6.30 bolivars to U.S.$ 1.00, thus, we will continue to account for these transactions using such official exchange rate. Coca-Cola FEMSA will recognize in the cumulative translation account in its consolidated financial statements as of March 31, 2014 a reduction in equity as a result of the valuation of its net investment in Venezuela at the SICAD exchange rate (10.70 bolivars to U.S.$ 1.00 as of March 31, 2014). As of December 31, 2013, Coca-Cola FEMSA’s foreign direct investment in Venezuela was Ps. 13,788 million (at the official exchange rate of 6.30 bolivars per U.S.$ 1.00). In addition, in March 2014, the Venezuelan government enacted a new law that authorizes an additional method (known as SICAD II) of exchanging Venezuelan bolivars to U.S. dollars at rates other than the current official exchange and the existing SICAD rates for any other type of transaction different than those described above. As of April 4, 2014, the SICAD II exchange rate was 49.04 bolivars to U.S.$ 1.00. Future changes in the Venezuelan exchange control regime, and future currency devaluations or the imposition of exchange controls in any of the countries in which we operate could have an adverse effect on our financial position and results.

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

In January 2010, FEMSA announced that its Board of Directors unanimously approved a definitive agreement under which FEMSA would exchange its FEMSA Cerveza business for a 20% economic interest in Heineken, one of the world’s leading brewers. In April 2010, FEMSA announced the closing of the transaction, after Heineken N.V., Heineken Holding N.V. and FEMSA held their corresponding AGMs and approved the transaction. Under the terms of the agreement, FEMSA received 43,018,320 shares of Heineken Holding N.V. and 43,009,699 shares of Heineken N.V., with an additional 29,172,504 shares of Heineken N.V. (which shares we refer to as the Allotted Shares) delivered pursuant to an allotted share delivery instrument, or the ASDI. Heineken also assumed US$ 2.1 billion of indebtedness, including FEMSA Cerveza’s unfunded pension obligations. The Allotted Shares were delivered to FEMSA in several installments during 2010 and 2011, with the final installment delivered on October 5, 2011. As of December 31, 2013, FEMSA’s interest in Heineken N.V. represented 12.53% of Heineken N.V.’s outstanding capital and 14.94% of Heineken Holding N.V.’s outstanding capital, resulting in our 20% economic interest in the Heineken Group. The principal terms of the Heineken transaction documents are summarized below in “Item 10. Additional Information—Material Contracts.”

In March 2011, a consortium of investors formed by FEMSA, the Macquarie Mexican Infrastructure Fund and other investors, acquired Energía Alterna Istmeña, S. de R.L. de C.V., which we refer to as EAI, and Energía Eólica Mareña, S.A. de C.V., which we refer to as EEM, from subsidiaries of Preneal, S.A., which we refer to as Preneal. EAI and EEM together constitute the Mareña Renovables Wind Farm, a 396 megawatt late-stage wind energy project in the southeastern region of the State of Oaxaca. The Mareña Renovables Wind Farm is expected to be the largest wind power farm in Latin America. On February 23, 2012, a wholly-owned subsidiary of Mitsubishi Corporation, and Stichting Depositary PGGM Infrastructure Funds, a pension fund managed by PGGM, acquired the 45% interest held by FEMSA in the parent companies of the Mareña Renovables Wind Farm. The sale of FEMSA’s participation as an investor resulted in a gain of Ps. 933 million. Certain subsidiaries of FEMSA, FEMSA Comercio and Coca-Cola FEMSA have entered into 20-year wind power supply agreements with the Mareña Renovables Wind Farm to purchase energy output produced by it. These agreements remain in full force and effect.

In March 2011, Coca-Cola FEMSA, with The Coca-Cola Company and through Compañía Panameña de Bebidas, S.A.P.I. de C.V., acquired Grupo Industrias Lacteas, S.A. (which we refer to as Estrella Azul), a Panamanian company engaged for more than 50 years in the dairy and juice-based beverage categories. Coca-Cola FEMSA acquired a 50% interest and continues to develop this business with The Coca-Cola Company. Beginning in April 2011, both The Coca-Cola Company and Coca-Cola FEMSA commenced the gradual integration of Estrella Azul into the existing beverage platform they share for the development of non-carbonated products in Panama.

In October 2011, Coca-Cola FEMSA merged with Administradora de Acciones del Noreste, S.A.P.I. de C.V., which constituted the beverage division of Grupo Tampico, S.A. de C.V. (which we refer to as Grupo Tampico). This franchise territory operates in the states of Tamaulipas, San Luis Potosí and Veracruz, as well as in certain parts of the states of Hidalgo, Puebla and Querétaro.

In December 2011, Coca-Cola FEMSA merged with Corporación de los Ángeles, S.A. de C.V. (which we refer to as Grupo CIMSA), a Mexican family-owned bottler of Coca-Cola trademark products. This franchise territory operates mainly in the states of Morelos and Mexico, as well as in certain parts of the states of Guerrero and Michoacán.

In 2012, Coca-Cola FEMSA began the construction of a production plant in Minas Gerais, Brazil, which has required an investment of 520 million Brazilian reais (equivalent to approximately US$ 260 million). It is anticipated that the new plant will be completed in July 2014 and will begin operations during the third quarter of 2014. It is expected that by 2015 the annual production capacity will be approximately 1.2 billion liters of sparkling beverages, representing an increase of approximately 62% as compared to the current installed capacity of Coca-Cola FEMSA’s plant in Belo Horizonte, Brazil.

In May 2012, Coca-Cola FEMSA closed its merger with Grupo Fomento Queretano, S.A.P.I. de C.V. (which we refer to as Grupo Fomento Queretano), with operations mainly in the state of Querétaro, as well as in parts of the states of Mexico, Hidalgo, and Guanajuato.

On September 24, 2012, FEMSA signed definitive agreements to sell its wholly owned subsidiary Industria Mexicana de Quimicos, S.A. de C.V. (which we refer to as Quimiproductos) to a Mexican subsidiary of Ecolab Inc. (NYSE: ECL). Quimiproductos manufactures and provides cleaning and sanitizing products and services related to food and beverage industrial processes, as well as water treatment. The transaction is consistent with FEMSA’s long-standing strategy to divest non-core businesses. Quimiproductos was sold on December 31, 2012, resulting in a gain of Ps. 871 million.

On January 25, 2013, Coca-Cola FEMSA closed the transaction with The Coca-Cola Company to acquire a 51% non-controlling majority stake in CCBPI for US$ 688.5 million (Ps. 8,904 million) in an all-cash transaction. Coca-Cola FEMSA has an option to acquire the remaining 49% stake in CCBPI at any time during the seven years following the closing date. Coca-Cola FEMSA also has a put option to sell its ownership in CCBPI to The Coca-Cola Company commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date. Coca-Cola FEMSA currently manages the day-to-day operations of the business; however, during a four-year period ending January 25, 2017 the business plan and other operational decisions must be taken jointly with The Coca-Cola Company. Coca-Cola FEMSA currently recognizes the results of CCBPI using the equity method.

In May 2013, Coca-Cola FEMSA closed its merger with Grupo Yoli, one of the oldest family-owned Coca-Cola bottlers in Mexico, operating mainly in the state of Guerrero as well as in parts of the state of Oaxaca.

On May 2, 2013, FEMSA Comercio through one of its subsidiaries, Cadena Comercial de Farmacias, S.A.P.I. de C.V. ( which we refer to as CCF), closed the acquisition of Farmacias YZA, a leading drugstore operator in Southeast Mexico, headquartered in Merida, Yucatan. The founding shareholders of Farmacias YZA hold a 25% stake in CCF. In a separate transaction, on May 13, 2013, CCF acquired Farmacias FM Moderna, a leading drugstore operator in the western state of Sinaloa.

In August 2013, Coca-Cola FEMSA closed its acquisition of Companhia Fluminense de Refrigerantes (which we refer to as Companhia Fluminense), a family owned franchise that operates in parts of the states of São Paulo, Minas Gerais and Rio de Janeiro in Brazil. Companhia Fluminense sold approximately 56.6 million unit cases (including beer) in the twelve months ended March 31, 2013.

In October 2013, the Board of Directors agreed to separate the roles of Chairman of the Board and Chief Executive Officer, ratifying José Antonio Fernández Carbajal as Executive Chairman of the Board and naming Carlos Salazar Lomelín as the new Chief Executive Officer of FEMSA.

In October 2013, Coca-Cola FEMSA closed its acquisition of Spaipa, the second largest family owned franchise in Brazil, with operations in the state of Paraná and in parts of the state of São Paulo. Spaipa sold approximately 233.3 million unit cases (including beer) in the twelve months ended June 30, 2013.

In December 2013, FEMSA Comercio, through one of its subsidiaries, purchased the operating assets and trademarks of Doña Tota, a leading quick-service restaurant operator in Mexico. The founding shareholders of Doña Tota hold a 20% stake in the FEMSA Comercio subsidiary that now operates the Doña Tota business.

For more information on Coca-Cola FEMSA’s recent transactions, see “Item 4. Information on the Company—Coca-Cola FEMSA.”

Ownership Structure

We conduct our business through our principal sub-holding companies as shown in the following diagram and table:

Principal Sub-holding Companies—Ownership Structure

As of March 31, 2014

(1)	Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as CIBSA.

(2)	Percentage of issued and outstanding capital stock owned by CIBSA (63.0% of shares with full voting rights).

(3)	Ownership in CB Equity held through various FEMSA subsidiaries.

(4)	Combined economic interest in Heineken N.V. and Heineken Holding N.V.

The following table presents an overview of our operations by reportable segment and by geographic area:

Operations by Segment—Overview

Year Ended December 31, 2013 and % of growth (decrease) vs. last year(1)

	Coca-Cola FEMSA		FEMSA Comercio		CB Equity(2)
	(in millions of Mexican pesos, except for employees and percentages)
Total revenues	Ps.156,011	6%	Ps. 97,572	13%	—	—
Gross Profit	72,935	6%	34,586	14%	—	—
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	289	61%	11	148%	4,587	(45%)
Total assets	216,665	30%	39,617	27%	82,576	4%
Employees	84,922	16%	102,989	12%	—	—

(1)	The sum of the financial data for each of our segments and percentages with respect thereto differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.

(2)	CB Equity holds our Heineken N.V. and Heineken Holding N.V. shares.

Total Revenues Summary by Segment(1)

	Year Ended December 31,
	2013	2012	2011
Coca-Cola FEMSA	Ps.156,011	Ps.147,739	Ps.123,224
FEMSA Comercio	97,572	86,433	74,112
Other	17,254	15,899	13,360
Consolidated total revenues	Ps.258,097	Ps.238,309	Ps.201,540

(1)	The sum of the financial data for each of our segments and percentages with respect thereto differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.

Total Revenues Summary by Geographic Area(1)

	Year Ended December 31,
	2013	2012	2011
Mexico and Central America(2)	Ps.171,726	Ps.155,576	Ps.129,716
South America(3)	55,157	56,444	52,149
Venezuela	31,601	26,800	20,173
Consolidated total revenues	258,097	238,309	201,540

(1)	The sum of the financial data for each geographic area differs from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation.

(2)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico-only) revenues were Ps. 163,351 million, Ps. 148,098 million and Ps. 122,690 million for the years ended December 31, 2013, 2012 and 2011, respectively.

(3)	South America includes Brazil, Colombia and Argentina. South America revenues include Brazilian revenues of Ps. 31,138 million, Ps. 30,930 million and Ps. 31,405 million; Colombian revenues of Ps. 13,354 million, Ps. 14,597 million and Ps. 12,320 million; and Argentine revenues of Ps. 10,729 million, Ps. 10,270 million and Ps. 8,399 million, for the years ended December 31, 2013, 2012 and 2011, respectively.

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2013:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA:	Mexico	100.0%
Coca-Cola FEMSA	Mexico	47.9%	(1)
Emprex:	Mexico	100.0%
FEMSA Comercio	Mexico	100.0%
CB Equity(2)	United Kingdom	100.0%

(1)	Percentage of capital stock. FEMSA, through CIBSA, owns 63.0% of the shares of Coca-Cola FEMSA with full voting rights.

(2)	Ownership in CB Equity held through various FEMSA subsidiaries. CB Equity holds our Heineken N.V and Heineken Holding N.V. shares.

Business Strategy

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries. In the retail industry FEMSA participates through FEMSA Comercio, operating various small-format chain stores, including OXXO, the largest and fastest-growing chain of stores in Latin America. Each of these businesses is supported by our strategic business unit.

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

We believe that the competencies that our businesses have developed can be replicated in other geographic regions. This underlying principle guided our consolidation efforts, which led to our current continental footprint. We have presence in Mexico, Central and South America and the Philippines including some of the most populous metropolitan areas in Latin America—which has provided us with opportunities to create value through both an improved ability to execute our strategies and the use of superior marketing tools. We have also increased our capabilities to operate and succeed in other geographic regions, by developing management to gain an understanding of local consumer needs. Going forward, we intend to use those capabilities to continue our international expansion of both Coca-Cola FEMSA and FEMSA Comercio, expanding both our geographic footprint and our presence in the non-alcoholic beverage industry and small box retail formats, as well as taking advantage of potential opportunities to leverage our skill set and key competencies.

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

Coca-Cola FEMSA

Overview

Coca-Cola FEMSA is the largest franchise bottler of Coca-Cola trademark beverages in the world. Coca-Cola FEMSA operates in territories in the following countries:

•	Mexico – a substantial portion of central Mexico, the southeast and northeast of Mexico (including the Gulf region).

•	Central America – Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

•	Colombia – most of the country.

•	Venezuela – nationwide.

•	Brazil – a major part of the states of São Paulo and Minas Gerais, the states of Paraná and Mato Grosso do Sul and part of the states of Rio de Janeiro and Goiás.

•	Argentina – Buenos Aires and surrounding areas.

•	Philippines – nationwide (through a joint venture with The Coca-Cola Company).

Coca-Cola FEMSA’s company was organized on October 30, 1991 as a sociedad anónima de capital variable (a variable capital stock corporation) under the laws of Mexico with a duration of 99 years. On December 5, 2006, as required by amendments to the Mexican Securities Market Law, Coca-Cola FEMSA became a sociedad anónima bursátil de capital variable (a listed variable capital stock corporation). Coca-Cola FEMSA’s legal name is Coca-Cola FEMSA, S.A.B. de C.V. Coca-Cola FEMSA’s principal executive offices are located at Calle Mario Pani No. 100, Colonia Santa Fe Cuajimalpa, Delegación Cuajimalpa de Morelos, 05348, México, D.F., México. Coca-Cola FEMSA’s telephone number at this location is (52-55) 1519-5000. Coca-Cola FEMSA’s website is www.coca-colafemsa.com.

The following is an overview of Coca-Cola FEMSA’s operations by consolidated reporting segment in 2013.

Operations by Consolidated Reporting Segment—Overview

Year Ended December 31, 2013

	Total Revenues (millions of Mexican pesos)	Percentage of Total Revenues	Gross Profit (millions of Mexican pesos)	Percentage of Gross Profit
Mexico and Central America(1)	70,679	45.3%	34,941	47.9%
South America(2) (excluding Venezuela)	53,774	34.5%	22,374	30.7%
Venezuela	31,558	20.2%	15,620	21.4%

Consolidated	156,011	100.0%	72,935	100.0%

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes results of Grupo Yoli from June 2013.

(2)	Includes Colombia, Brazil and Argentina. Includes results of Companhia Fluminense from September 2013 and Spaipa from November 2013.

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

In November 2007, Administración, S.A.P.I. de C.V., or Administración, a Mexican company owned directly and indirectly by Coca-Cola FEMSA and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle, S.A.P.I. de C.V., or Jugos del Valle. Jugos del Valle sells fruit juice-based beverages and fruit derivatives. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In 2008, Coca-Cola FEMSA, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and Brazilian operations, respectively, of Jugos del Valle. Taking into account the participation held by Grupo Yoli, as of April 4, 2014, Coca-Cola FEMSA held an interest of 26.2% in the Mexican joint business. In August 2010, Coca-Cola FEMSA acquired from The Coca-Cola Company along with other Brazilian Coca-Cola bottlers, Leão Alimentos e Bebidas, Ltda. or Leão Alimentos,, manufacturer and distributor of the Matte Leão tea brand. In January 2013, Coca-Cola FEMSA’s Brazilian joint business of Jugos del Valle merged with Leão Alimentos. Taking into account Coca-Cola FEMSA’s participation and the participations held by Companhia Fluminense and Spaipa, as of April 4, 2014, Coca-Cola FEMSA had a 26.1% indirect interest in Leão Alimentos in Brazil.

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

In May 2009, Coca-Cola FEMSA entered into an agreement to manufacture, distribute and sell the Crystal trademark water products in Brazil jointly with The Coca-Cola Company.

In March 2011, Coca-Cola FEMSA together with The Coca-Cola Company, through Compañía Panameña de Bebidas, S.A.P.I. de C.V., acquired Estrella Azul, a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama. Coca-Cola FEMSA continues to develop this business with The Coca-Cola Company.

In October 2011, Coca-Cola FEMSA closed its merger with Grupo Tampico, one of the largest family-owned Coca-Cola bottlers calculated by sales volume in Mexico. This franchise territory operates in the states of Tamaulipas, San Luis Potosí, and Veracruz, as well as in parts of the states of Hidalgo, Puebla and Queretaro. The aggregate enterprise value of this transaction was Ps. 9,300 million and Coca-Cola FEMSA issued a total of 63.5 million new Series L shares in connection with this transaction. Coca-Cola FEMSA began to consolidate Grupo Tampico in its financial statements in October 2011.

In December 2011, Coca-Cola FEMSA closed its merger with Grupo CIMSA, and its shareholders, a Mexican family-owned Coca-Cola bottler with operations mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacán. The aggregate enterprise value of this transaction was Ps. 11,000 million and Coca-Cola FEMSA issued a total of 75.4 million new Series L shares in connection with this transaction. Coca-Cola FEMSA began to consolidate Grupo CIMSA in its financial statements in December 2011. As part of its merger with Grupo CIMSA, Coca-Cola FEMSA also acquired a 13.2% equity interest in Promotora Industrial Azucarera, S.A de C.V., or Piasa.

In May 2012, Coca-Cola FEMSA closed its merger with Grupo Fomento Queretano, one of the oldest family-owned beverage players in the Coca-Cola system in Mexico, with operations mainly in the state of Querétaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. The aggregate enterprise value of this transaction was Ps. 6,600 million and Coca-Cola FEMSA issued a total of 45.1 million new Series L shares in connection with this transaction. Coca-Cola FEMSA began to consolidate Grupo Fomento Queretano in its financial statements in May 2012. As part of its merger with Grupo Fomento Queretano Coca-Cola FEMSA also acquired an additional 12.9% equity interest in Piasa.

On January 25, 2013, Coca-Cola FEMSA closed the transaction with The Coca-Cola Company to acquire a 51% non-controlling majority stake in CCBPI for US$ 688.5 million (Ps. 8,904 million) in an all-cash transaction. Coca-Cola FEMSA has an option to acquire the remaining 49% stake in CCBPI at any time during the seven years following the closing date. Coca-Cola FEMSA also has a put option to sell its ownership in CCBPI to The Coca-Cola Company commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date. Coca-Cola FEMSA currently manages the day-to-day operations of the business; however, during a four-year period ending January 25, 2017 the business plan and other operational decisions must be taken jointly with The Coca-Cola Company. Coca-Cola FEMSA currently recognizes the results of CCBPI using the equity method.

In May 2013, Coca-Cola FEMSA closed its merger with Grupo Yoli, one of the oldest family-owned Coca-Cola bottlers in Mexico, operating mainly in the state of Guerrero as well as in parts of the state of Oaxaca. Grupo Yoli sold approximately 99 million unit cases in 2012. The aggregate enterprise value of this transaction was Ps. 8,806 million and Coca-Cola FEMSA issued a total of 42.4 million new Series L shares in connection with this transaction. As part of Coca-Cola FEMSA’s merger with Grupo Yoli, it also acquired an additional 10.1% equity interest in Piasa for a total ownership above 36.3%. Coca-Cola FEMSA began consolidating the results of Grupo Yoli in its financial statements in June 2013.

In August 2013, Coca-Cola FEMSA closed its acquisition of Companhia Fluminense, a family owned franchise that operates in parts of the states of São Paulo, Minas Gerais and Rio de Janeiro in Brazil. Companhia Fluminense sold approximately 56.6 million unit cases (including beer) in the twelve months ended March 31, 2013. The aggregate enterprise value of this transaction was US$ 448 million and was an all-cash transaction. As part of its acquisition of Companhia Fluminense, Coca-Cola FEMSA also acquired an additional 1.20% equity interest in Leão Alimentos. Coca-Cola FEMSA began consolidating the results of Companhia Fluminense in its financial statements in September 2013.

In October 2013, Coca-Cola FEMSA closed its acquisition of Spaipa, the second largest family owned franchise in Brazil, with operations in the state of Paraná and in parts of the state of São Paulo. Spaipa sold approximately 233.3 million unit cases (including beer) in the twelve months ended June 30, 2013. The aggregate enterprise value of this transaction was US$ 1,855 million and was an all-cash transaction. As part of Coca-Cola FEMSA’s acquisition of Spaipa, it also acquired an additional 5.82% equity interest in Leão Alimentos, for a total ownership of 26.1%, and a 50% stake in Fountain Água Mineral Ltda., a joint venture to develop the water category together with The Coca-Cola Company. Coca-Cola FEMSA began consolidating the results of Spaipa in its financial statements in November 2013.

Capital Stock

As of April 4, 2014, we indirectly owned Series A shares equal to 47.9% of Coca-Cola FEMSA’s capital stock (63.0% of the capital stock with full voting rights). As of April 4, 2014, The Coca-Cola Company indirectly owned Series D shares equal to 28.1% of the capital stock of Coca-Cola FEMSA (37.0% of the capital stock with full voting rights). Series L shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 24.0% of Coca-Cola FEMSA’s capital stock.

Business Strategy

Coca-Cola FEMSA operates with a large geographic footprint in Latin America. In January 2014, Coca-Cola FEMSA restructured its operations under four new divisions: (1) Mexico and Central America (covering certain territories in Mexico and Guatemala, and all of Nicaragua, Costa Rica and Panama), (2) South America (covering certain territories in Argentina, most of Colombia and all of Venezuela), (3) Brazil (covering a major part of the states of São Paulo and Minas Gerais, the states of Paraná and Mato Grosso do Sul and part of the states of Rio de Janeiro and Goiás), and (4) Asia (covering all of the Philippines through a joint venture with The Coca Cola Company). Through these divisions, Coca-Cola FEMSA expects to create a more flexible structure to execute its strategies and extend its track record of growth. Through December 31, 2013, Coca-Cola FEMSA managed its business under two divisions—Mexico and Central America and South America. With this new business structure, Coca-Cola FEMSA aligned its business strategies more efficiently, ensuring a faster introduction of new products and categories, and a more rapid and effective design and deployment of commercial models.

One of Coca-Cola FEMSA’s goals is to maximize growth and profitability to create value for its shareholders. Coca-Cola FEMSA’s efforts to achieve this goal are based on: (1) transforming its commercial models to focus on its customers’ value potential and using a value-based segmentation approach to capture the industry’s value potential; (2) implementing multi-segmentation strategies in its major markets to target distinct market clusters divided by consumption occasion, competitive intensity and socioeconomic levels; (3) implementing well-planned product, packaging and pricing strategies through different distribution channels; (4) driving product innovation along its different product categories; (5) developing new businesses and distribution channels; and (6) achieving the full operating potential of its commercial models and processes to drive operational efficiencies throughout its company. In furtherance of these efforts, Coca-Cola FEMSA intends to continue to focus on, among other initiatives, the following:

•

working with The Coca-Cola Company to develop a business model to continue exploring and participating in new lines of beverages, extending existing product lines and effectively advertising and marketing its products;

•	developing and expanding its still beverage portfolio through innovation, strategic acquisitions and by entering into agreements to acquire companies with The Coca-Cola Company;

•	expanding its bottled water strategy with The Coca-Cola Company through innovation and selective acquisitions to maximize profitability across its market territories;

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

Coca-Cola FEMSA seeks to increase per capita consumption of its products in the territories in which it operates. To that end, Coca-Cola FEMSA’s marketing teams continuously develop sales strategies tailored to the different characteristics of its various territories and distribution channels. Coca-Cola FEMSA continues to develop its product portfolio to better meet market demand and maintain its overall profitability. To stimulate and respond to consumer demand, Coca-Cola FEMSA continues to introduce new categories, products and presentations. See “—Product and Packaging Mix.” In addition, because Coca-Cola FEMSA views its relationship with The Coca-Cola Company as integral to its business, Coca-Cola FEMSA uses market information systems and strategies developed with The Coca-Cola Company to improve its business and marketing strategies. See “—Marketing.”

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

Coca-Cola FEMSA focuses on management quality as a key element of its growth strategy and remains committed to fostering the development of quality management at all levels. Coca-Cola FEMSA’s Strategic Talent Management Model is designed to enable it to reach its full potential by developing the capabilities of its employees and executives. This holistic model works to build the skills necessary for Coca-Cola FEMSA’s employees and executives to reach their maximum potential, while contributing to the achievement of its short- and long-term objectives. To support this capability development model, Coca-Cola FEMSA’s board of directors has allocated a portion of its yearly operating budget to fund these management training programs.

Sustainable development is a comprehensive part of Coca-Cola FEMSA’s strategic framework for business operation and growth. Coca-Cola FEMSA bases its efforts in its Corporate Values and Ethics. Coca-Cola FEMSA focuses on three core areas, (i) its people, by encouraging the development of its employees and their families; (ii) its communities, by promoting development in the communities it serves, an attitude of health, self-care, adequate nutrition and physical activity, and evaluating the impact of its value chain; and (iii) the planet, by establishing guidelines that it believe will result in efficient use of natural resources to minimize the impact that its operations might have on the environment and create a broader awareness of caring for the environment.

Equity Method Investment in CCBPI

On January 25, 2013, as part of Coca-Cola FEMSA’s efforts to expand its geographic reach, it acquired a 51% non-controlling majority stake in CCBPI. Coca-Cola FEMSA currently manages the day-to-day operations of the business; however, The Coca-Cola Company has certain rights with respect to the operational business plan. As of December 31, 2013, Coca-Cola FEMSA’s investment under the equity method in CCBPI was Ps. 9,398 million. See Notes 10 and 26 to our consolidated financial statements. Coca-Cola FEMSA’s product portfolio in the Philippines consists of Coca-Cola trademark beverages and Coca-Cola FEMSA’s total sales volume in 2013 reached 515 million unit cases. The operations of CCBPI are comprised of 20 production plants and serve close to 925,000 customers.

The Philippines has one of the highest per capita consumption rates of Coca-Cola products in the region and presents significant opportunities for further growth. Coca-Cola has been present in the Philippines since the start of the 20th century and since 1912 it has been locally producing Coca-Cola products. The Philippines received the first Coca-Cola bottling and distribution franchise in Asia. Our strategic framework for growth in the Philippines is based on three pillars: portfolio, route to market and supply chain.

Coca-Cola FEMSA’s Territories

The following map shows Coca-Cola FEMSA’s territories, giving estimates in each case of the population to which it offer products, the number of retailers of its beverages and the per capita consumption of its beverages as of December 31, 2013:

Per capita consumption data for a territory is determined by dividing total beverage sales volume within the territory (in bottles, cans, and fountain containers) by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of Coca-Cola FEMSA’s products consumed annually per capita. In evaluating the development of local volume sales in Coca-Cola FEMSA’s territories and to determine product potential, Coca-Cola FEMSA and The Coca-Cola Company measure, among other factors, the per capita consumption of all their beverages.

Coca-Cola FEMSA’s Products

Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas, milk, value-added dairy and isotonic drinks). The following table sets forth Coca-Cola FEMSA’s main brands as of December 31, 2013:

Colas:	Mexico and Central America(1)	South America(2)	Venezuela
Coca-Cola	✓	✓	✓
Coca-Cola Light	✓	✓	✓
Coca-Cola Zero	✓	✓
Coca-Cola Life		✓

Flavored sparkling beverages:	Mexico and Central America(1)	South America(2)	Venezuela
Ameyal	✓
Canada Dry	✓
Chinotto			✓
Crush		✓
Escuis	✓
Fanta	✓	✓
Fresca	✓
Frescolita	✓		✓
Hit			✓
Kist	✓
Kuat		✓
Lift	✓
Mundet	✓
Quatro		✓
Schweppes	✓	✓	✓
Simba		✓
Sprite	✓	✓
Victoria	✓
Yoli	✓

Water:	Mexico and Central America(1)	South America(2)	Venezuela
Alpina	✓
Aquarius(3)		✓
Bonaqua		✓
Brisa		✓
Ciel	✓
Crystal		✓
Dasani	✓
Manantial		✓
Nevada			✓

Other Categories:	Mexico and Central America(1)	South America(2)	Venezuela
Cepita(4)		✓
Del Prado(5)	✓
Estrella Azul(6)	✓
FUZE Tea	✓		✓
Hi-C(7)	✓	✓
Leche Santa Clara(8)	✓
Jugos del Valle(4)	✓	✓	✓
Matte Leao(9)		✓
Powerade(10)	✓	✓	✓
Valle Frut(11)	✓	✓	✓

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

(3)	Flavored water. In Brazil, also a flavored sparkling beverage.

(4)	Juice-based beverage.

(5)	Juice-based beverage in Central America.

(6)	Milk and value-added dairy and juices.

(7)	Juice-based beverage. Includes Hi-C Orangeade in Argentina.

(8)	Milk and value-added dairy.

(9)	Ready to drink tea.

(10)	Isotonic drinks.

(11)	Orangeade. Includes Del Valle Fresh in Costa Rica, Nicaragua, Panama, Colombia and Venezuela.

Sales Overview

Coca-Cola FEMSA measures total sales volume in terms of unit cases. “Unit case” refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. The following table illustrates Coca-Cola FEMSA’s historical sales volume for each of its consolidated territories.

	Sales Volume Year Ended December 31,
	2013(1)	2012(2)	2011(3)
	(millions of unit cases)
Mexico and Central America
Mexico	1,798.0	1,720.3	1,366.5
Central America(4)	155.6	151.2	144.3
South America (excluding Venezuela)
Colombia	275.7	255.8	252.1
Brazil(5)	525.2	494.2	485.3
Argentina	227.1	217.0	210.7
Venezuela	222.9	207.7	189.8

Consolidated Volume	3,204.6	3,046.2	2,648.7

(1)	Includes volume from the operations of Grupo Yoli from June 2013, Companhia Fluminense from September 2013 and Spaipa from November 2013.

(2)	Includes volume from the operations of Grupo Fomento Queretano from May 2012.

(3)	Includes volume from the operations of Grupo Tampico from October 2011 and Grupo CIMSA from December 2011.

(4)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

(5)	Excludes beer sales volume.

Product and Packaging Mix

Out of the more than116 brands and line extensions of beverages that Coca-Cola FEMSA sells and distributes, Coca-Cola FEMSA’s most important brand, Coca-Cola, together with its line extensions, Coca-Cola Light, Coca-Cola Zero and Coca-Cola Life, accounted for 60.2% of total sales volume in 2013. Coca-Cola FEMSA’s next largest brands, Ciel (a water brand from Mexico and its line extensions), Fanta (and its line extensions), ValleFrut

(and its line extensions), and Sprite (and its line extensions) accounted for 12.6%, 4.7%, 2.8% and 2.6%, respectively, of total sales volume in 2013. Coca-Cola FEMSA uses the term line extensions to refer to the different flavors in which it offers its brands. Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of polyethylene terephthalate, which we refer to as PET.

Coca-Cola FEMSA uses the term presentation to refer to the packaging unit in which it sells its products. Presentation sizes for Coca-Cola FEMSA’s Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 3-liter multiple serving size. For all of Coca-Cola FEMSA’s products excluding water, Coca-Cola FEMSA considers a multiple serving size as equal to, or larger than, 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. Coca-Cola FEMSA offers both returnable and non-returnable presentations, which allow it to offer portfolio alternatives based on convenience and affordability to implement revenue management strategies and to target specific distribution channels and population segments in its territories. In addition, Coca-Cola FEMSA sells some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which we refer to as fountain. Coca-Cola FEMSA also sells bottled water products in bulk sizes, which refer to presentations equal to or larger than 5.0 liters, which have a much lower average price per unit case than its other beverage products.

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

The following discussion analyzes Coca-Cola FEMSA’s product and packaging mix by consolidated reporting segment. The volume data presented is for the years 2013, 2012 and 2011.

Mexico and Central America. Coca-Cola FEMSA’s product portfolio consists of Coca-Cola trademark beverages, including the Jugos del Valle line of juice-based beverages. In 2012, Coca-Cola FEMSA launched FUZE tea in the division. Per capita consumption of Coca-Cola FEMSA’s beverage products in Mexico and Central America was 654.0 and 180.6 eight-ounce servings, respectively, in 2013.

The following table highlights historical sales volume and mix in Mexico and Central America for Coca-Cola FEMSA’s products:

	Year Ended December 31,
	2013(1)	2012(2)	2011(3)
Total Sales Volume
Total (millions of unit cases)	1,953.6	1,871.5	1,510.8
Growth (%)	4.4	23.9	9.5

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	73.1	73.0	74.9
Water(4)	21.2	21.4	19.7
Still beverages	5.7	5.6	5.4

Total	100.0	100.0	100.0

(1)	Includes volume from the operations of Grupo Yoli from June 2013.

(2)	Includes volume from the operations of Grupo Fomento Queretano from May 2012.

(3)	Includes volume from the operations of Grupo Tampico from October 2011 and Grupo CIMSA from December 2011.

(4)	Includes bulk water volumes.

In 2013, multiple serving presentations represented 66.2% of total sparkling beverages sales volume in Mexico (including Grupo Fomento Queretano and Grupo Yoli), a 10 basis points decrease compared to 2012; and 56.3% of total sparkling beverages sales volume in Central America, a 50 basis points increase compared to 2012. Coca-Cola FEMSA’s strategy is to foster consumption of single serve presentations while maintaining multiple serving volumes. In 2013, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 35.0% in Mexico (including Grupo Fomento Queretano and Grupo Yoli), a 160 basis points increase compared to 2012; and 23.2% in Central America, a 160 basis points decrease compared to 2012.

In 2013, Coca-Cola FEMSA’s sparkling beverages volume as a percentage of its total sales volume in its Mexico and Central America division (including Grupo Fomento Queretano and Grupo Yoli) increased marginally to 73.1% as compared to 2012.

Total sales volume in Coca-Cola FEMSA’s Mexico and Central America division (including Grupo Fomento Queretano and Grupo Yoli) reached 1,953.6 million unit cases in 2013, an increase of 4.4% compared to 1,871.5 million unit cases in 2012. The non-comparable effect of the integration of Grupo Fomento Queretano and Grupo Yoli in Mexico contributed 89.3 million unit cases in 2013 of which 72.2% were sparkling beverages, 9.9% was water, 13.4% were bulk water and 4.5% were still beverages. Excluding the integration of these territories, volume decreased 0.4% to 1,864.2 million unit cases. Organically, Coca-Cola FEMSA’s bottled water portfolio grew 5.1%, mainly driven by the performance of the Ciel brand in Mexico. Coca-Cola FEMSA’s still beverage category grew 3.7% mainly due to the performance of the Jugos del Valle portfolio in the division. These increases partially compensated for the flat volumes in sparkling beverages and a 3.5% decline in the bulk water business.

In 2012, multiple serving presentations represented 66.2% of total sparkling beverages sales volume in Mexico (including Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano), a 140 basis points decrease compared to 2011; and 56.1% of total sparkling beverages sales volume in Central America, a 30 basis points increase compared to 2011. In 2012, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 33.7% in Mexico (including Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano), a 200 basis points increase compared to 2011; and 33.6% in Central America, a 190 basis points increase compared to 2011.

In 2012, Coca-Cola FEMSA’s sparkling beverages volume as a percentage of total sales volume in its Mexico and Central America division (including Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano) decreased from 74.9% in 2011 to 73.0% in 2012, mainly due to the integration, in 2011, of Grupo Tampico and Grupo CIMSA in Mexico, which have a higher mix of bulk water in their portfolios.

Total sales volume in Coca-Cola FEMSA’s Mexico and Central America division (including Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano) reached 1,871.5 million unit cases in 2012, an increase of 23.9% compared to 1,510.8 million unit cases in 2011. The non-comparable effect of the integration of Grupo Fomento Queretano, Grupo Tampico and Grupo CIMSA in Mexico contributed 322.7 million unit cases in 2012 of which 62.5% were sparkling beverages, 5.1% bottled water, 27.9% bulk water and 4.5% still beverages. Excluding the integration of these territories, volume grew 1.9% to 1,538.8 million unit cases. Organically sparkling beverages sales volume increased 2.5% as compared to 2011. The bottled water category, including bulk water, decreased 2.6%. The still beverage category increased 8.9%.

South America (Excluding Venezuela). Coca-Cola FEMSA’s product portfolio in South America consists mainly of Coca-Cola trademark beverages, including the Jugos del Valle line of juice-based beverages in Colombia and Brazil and the Kaiser beer brands in Brazil, which we sell and distribute.

In 2010, Coca-Cola FEMSA incorporated ready to drink beverages under the Matte Leao brand in Brazil. During 2011, as part of Coca-Cola FEMSA’s continuous effort to develop non-carbonated beverages, it launched Cepita in non-returnable PET bottles and Hi-C, an orangeade, both in Argentina. During 2013, as part of Coca-Cola FEMSA’s efforts to foster sparkling beverage per capita consumption in Brazil, it reinforced the 2.0-liter returnable plastic bottle for the Coca-Cola brand and introduced two single-serve 0.2 and 0.3 liter presentations. Per capita consumption of Coca-Cola FEMSA’s beverages in Colombia, Brazil and Argentina was 150.7, 253.0 and 457.3 eight-ounce servings, respectively, in 2013.

The following table highlights historical total sales volume and sales volume mix in South America (excluding Venezuela), not including beer:

	Year Ended December 31,
	2013(1)	2012	2011
Total Sales Volume
Total (millions of unit cases)	1,028.1	967.0	948.1
Growth (%)	6.3	2.0	4.3

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	84.1	84.9	85.9
Water(2)	10.1	10.0	9.2
Still beverages	5.8	5.1	4.9

Total	100.0	100.0	100.0

(1)	Includes volume from the operations of Companhia Fluminense from September 2013 and Spaipa from November 2013.

(2)	Includes bulk water volume.

Total sales volume in Coca-Cola FEMSA’s South America division, excluding Venezuela, increased 6.3% to 1,028.1 million unit cases in 2013 as compared to 2012, as a result of growth in Colombia and Argentina and the integration of Companhia Fluminense and Spaipa in its Brazilian territories. These effects compensated for an organic volume decline in Brazil. Excluding the non-comparable effect of Companhia Fluminense and Spaipa, volumes remained flat as compared with the previous year. On the same basis, the still beverage category grew 14.3%, mainly driven by the Jugos del Valle line of business in Colombia and Brazil and the performance of FUZE tea in the division. Coca-Cola FEMSA’s bottled water portfolio, including bulk water, increased 3.8% mainly driven by the Bonaqua brand in Argentina and the Brisa brand in Colombia. These increases compensated for a 1.2% decline in the sparkling beverage portfolio.

In 2013, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 37.2% in Colombia, a decrease of 250 basis points as compared to 2012; 22.0% in Argentina, a decrease of 690 basis points and 16.0% in Brazil, excluding the non-comparable effect of Companhia Fluminense and Spaipa, a 170 basis points increase compared to 2012. In 2013, multiple serving presentations represented 66.7%, 85.2% and 72.9% of total sparkling beverages sales volume in Colombia, Argentina and Brazil on an organic basis, respectively.

Total sales volume in Coca-Cola FEMSA’s South America division, excluding Venezuela, was 967.0 million unit cases in 2012, an increase of 2.0% compared to 948.1 million unit cases in 2011. Growth in sparkling beverages, mainly driven by sales of the Coca-Cola brand in Argentina and the Fanta brand in Brazil and Colombia, accounted for the majority of the growth during the year. Coca-Cola FEMSA’s growth in still beverages was primarily driven by the Jugos del Valle line of products in Brazil and the Cepita juice brand in Argentina. The growth in sales volume of Coca-Cola FEMSA’s water portfolio, including bulk water, was driven mainly by the Crystal brand in Brazil and the Brisa brand in Colombia.

In 2012, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 40.4% in Colombia, remaining flat as compared to 2011; 28.9% in Argentina, an increase of 110 basis points and 14.4% in Brazil, a 150 basis points decrease compared to 2011. In 2012, multiple serving presentations represented 62.9%, 85.2% and 72.5% of total sparkling beverages sales volume in Colombia, Argentina and Brazil, respectively.

Coca-Cola FEMSA continues to distribute and sell the Kaiser beer portfolio in its Brazilian territories through the 20-year term, consistent with the arrangements in place with Cervejarias Kaiser, a subsidiary of the Heineken Group, since 2006, prior to the acquisition of Cervejarias Kaiser by Cuauhtémoc Moctezuma Holding, S.A. de C.V., formerly known as FEMSA Cerveza. Beginning in the second quarter of 2005, Coca-Cola FEMSA ceased including beer that it distributes in Brazil in its reported sales volumes.

Venezuela. Coca-Cola FEMSA’s product portfolio in Venezuela consists of Coca-Cola trademark beverages. Per capita consumption of Coca-Cola FEMSA’s beverages in Venezuela during 2013 was 184.8 eight-ounce servings. At the end of 2011, Coca-Cola FEMSA launched Del Valle Fresh, an orangeade, in Venezuela, which contributed significantly to incremental volume growth in this country during 2012. During 2012, Coca-Cola FEMSA launched two new presentations for its sparkling beverage portfolio: a 0.355-liter non-returnable PET presentation and a 1-liter non-returnable PET presentation.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,
	2013	2012	2011
Total Sales Volume
Total (millions of unit cases)	222.9	207.7	189.8
Growth (%)	7.3	9.4	(10.0)

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	85.6	87.9	91.7
Water(1)	6.9	5.6	5.4
Still beverages	7.5	6.5	2.9

Total	100.0	100.0	100.0

(1)	Includes bulk water volume.

Coca-Cola FEMSA has implemented a product portfolio rationalization strategy that allows it to minimize the impact of certain operating disruptions that have been recurrent in Venezuela over the last several years related to difficulties in accessing raw materials due to the delay in obtaining the corresponding import authorizations. In addition, from time to time, Coca-Cola FEMSA experiences operating disruptions due to prolonged negotiations of collective bargaining agreements. Despite these difficulties, Coca-Cola FEMSA’s beverage volume increased 7.3% in 2013 as compared to 2012.

Total sales volume increased 7.3% to 222.9 million unit cases in 2013, as compared to 207.7 million unit cases in 2012. The sales volume in the sparkling beverage category grew 4.5%, driven by the strong performance of the Coca-Cola brand, which grew 10.0%. The bottled water business, including bulk water, grew 33.2% mainly driven by the Nevada brand. The still beverage category increased 23.5%, due to the performance of the Del Valle Fresh orangeade and Kapo.

In 2013, multiple serving presentations represented 80.9% of total sparkling beverages sales volume in Venezuela, a 100 basis points increase compared to 2012. In 2013, returnable presentations represented 6.8% of total sparkling beverages sales volume in Venezuela, a an 80 basis points decrease compared to 2012.

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

Marketing

Coca-Cola FEMSA, in conjunction with The Coca-Cola Company, has developed a marketing strategy to promote the sale and consumption of its products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and retailer support programs to target the particular preferences of its consumers. Coca-Cola FEMSA’s consolidated marketing expenses in 2013, net of contributions by The Coca-Cola Company, were Ps. 5,391 million. The Coca-Cola Company contributed an additional Ps.4,206 million in 2013, which mainly includes contributions for coolers, bottles and cases. Through the use of advanced information technology, Coca-Cola FEMSA has collected customer and consumer information that allow it to tailor its marketing strategies to target different types of customers located in each of its territories and to meet the specific needs of the various markets it serves.

Retailer Support Programs. Support programs include providing retailers with point-of-sale display materials and consumer sales promotions, such as contests, sweepstakes and the giveaway of product samples.

Coolers. Coolers play an integral role in Coca-Cola FEMSA’s clients’ plans for success. Increasing both cooler coverage and the number of cooler doors among its retailers is important to ensure that Coca-Cola FEMSA’s wide variety of products are properly displayed, while strengthening its merchandising capacity in the traditional sales channel to significantly improve its point-of-sale execution.

Advertising. Coca-Cola FEMSA advertises in all major communications media. Coca-Cola FEMSA focuses its advertising efforts on increasing brand recognition by consumers and improving its customer relations. National advertising campaigns are designed and proposed by The Coca-Cola Company’s local affiliates in the countries in which Coca-Cola FEMSA operates, with Coca-Cola FEMSA’s input at the local or regional level. Point-of-sale merchandising and advertising efforts are proposed and implemented by Coca-Cola FEMSA, with a focus on increasing its connection with customers and consumers.

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

Multi-Segmentation. Coca-Cola FEMSA has implemented a multi-segmentation strategy in all of its markets. These strategies consist of the implementation of different product/price/package portfolios by market cluster or group. These clusters are defined based on consumption occasion, competitive intensity and socio-economic levels, rather than solely on the types of distribution channels.

Client Value Management. Coca-Cola FEMSA has been transforming its commercial models to focus on its customers’ value potential using a value-based segmentation approach to capture the industry’s potential. Coca-Cola FEMSA started the rollout of this new model in its Mexico, Central America, Colombia and Brazil operations in 2009. As of the end of 2013, Coca-Cola FEMSA has covered the totality of the volumes in every operation except for Venezuela and the recently integrated franchises of Grupo Yoli in Mexico and Companhia Fluminense and Spaipa in Brazil.

Coca-Cola FEMSA believes that the implementation of these strategies described above also enables it to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. In addition, it allows Coca-Cola FEMSA to be more efficient in the way it goes to market and invests its marketing resources in those segments that could provide a higher return. Coca-Cola FEMSA’s marketing, segmentation and distribution activities are facilitated by its management information systems. Coca-Cola FEMSA has invested significantly in creating these systems, including in hand-held computers to support the gathering of product, consumer and delivery information for most of the sales routes throughout its territories.

Product Sales and Distribution

The following table provides an overview of Coca-Cola FEMSA’s distribution centers and the retailers to which it sell its products:

Product Distribution Summary

as of December 31, 2013

	Mexico and Central America(1)	South America(2)	Venezuela
Distribution centers	176	70	34
Retailers(3)	993,522	769,955	183,879

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

(3)	Estimated.

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

Coca-Cola FEMSA’s distribution centers range from large warehousing facilities and re-loading centers to small deposit centers. In addition to Coca-Cola FEMSA’s fleet of trucks, Coca-Cola FEMSA distributes its products in certain locations through electric carts and hand-trucks in order to comply with local environmental and traffic regulations. In some of Coca-Cola FEMSA’s territories, it retains third parties to transport its finished products from the bottling plants to the distribution centers.

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

Brazil. In Brazil, Coca-Cola FEMSA sold 31.9% of its total sales volume through supermarkets in 2013. Also in Brazil, Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors, while Coca-Cola FEMSA maintains control over the selling function. In designated zones in Brazil, third-party distributors purchase Coca-Cola FEMSA’s products at a discount from the wholesale price and resell the products to retailers.

Territories other than Mexico and Brazil. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. In most of Coca-Cola FEMSA’s territories, an important part of its total sales volume is sold through small retailers, with low supermarket penetration.

Competition

Although Coca-Cola FEMSA believes that its products enjoy wider recognition and greater consumer loyalty than those of its principal competitors, the markets in the territories in which Coca-Cola FEMSA operates are highly competitive. Coca-Cola FEMSA’s principal competitors are local Pepsi bottlers and other bottlers and distributors of national and regional beverage brands. Coca-Cola FEMSA faces increased competition in many of its territories from B brands. A number of Coca-Cola FEMSA’s competitors in Central America, Venezuela, Brazil and Argentina offer beer in addition to sparkling beverages, still beverages, and water, which may enable them to achieve distribution efficiencies.

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

Mexico and Central America. Coca-Cola FEMSA’s principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with its own. Coca-Cola FEMSA competes with Organización Cultiba, S.A.B. de C.V., a joint venture formed by Grupo Embotelladoras Unidas, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo, and Empresas Polar, S.A., the leading beer distributor and Pepsi bottler in Venezuela. Coca-Cola FEMSA’s main competition in the juice category in Mexico is Grupo Jumex. In the water category, Bonafont, a water brand owned by Grupo Danone, is Coca-Cola FEMSA’s main competition. In addition, Coca-Cola FEMSA competes with Cadbury Schweppes in sparkling beverages and with other national and regional brands in its Mexican territories, as well as “B brand” producers, such as Ajemex, S.A. de C.V. and Consorcio AGA, S.A. de C.V., that offer various presentations of sparkling and still beverages.

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

South America (excluding Venezuela). Coca-Cola FEMSA’s principal competitor in Colombia is Postobón, a well-established local bottler that sells flavored sparkling beverages (under the brands Postobón and Colombiana), some of which have a wide consumption preference, such as manzana Postobón (apple Postobón), which is the second most popular flavor in the Colombian sparkling beverage industry in terms of total sales volume. Postobón also sells Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia. Coca-Cola FEMSA also competes with low-price producers, such as the producers of Big Cola, which principally offer multiple serving size presentations in the sparkling and still beverage industry.

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

In Argentina, Coca-Cola FEMSA’s main competitor is Buenos Aires Embotellador S.A., or BAESA, a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition, Coca-Cola FEMSA competes with a number of competitors offering generic, low-priced sparkling beverages as well as many other generic products and private label proprietary supermarket brands.

Venezuela. In Venezuela, Coca-Cola FEMSA’s main competitor is Pepsi-Cola Venezuela, C.A., a joint venture formed between PepsiCo and Empresas Polar, S.A., the leading beer distributor in the country. Coca-Cola FEMSA also competes with the producers of Big Cola in part of this country.

Raw Materials

Pursuant to its bottler agreements, Coca-Cola FEMSA is authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and Coca-Cola FEMSA is required to purchase in all of its territories for all Coca-Cola trademark beverages concentrate from companies designated by The Coca-Cola Company and sweeteners from companies authorized by The Coca-Cola Company. Concentrate prices for sparkling beverages are determined as a percentage of the weighted average retail price in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company.

In the past, The Coca-Cola Company has increased concentrate prices for sparkling beverages in some of the countries in which Coca-Cola FEMSA operates. Most recently, The Coca-Cola Company informed Coca-Cola FEMSA that it will gradually increase concentrate prices for sparkling beverages over a five-year period in Panama and Costa Rica beginning in 2014. Based on Coca-Cola FEMSA’s estimates, it does not expect this increase to have a material effect on its results. The Coca-Cola Company may unilaterally increase concentrate prices again in the future and Coca-Cola FEMSA may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the prices of its products or its results. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Cooperation Framework with The Coca-Cola Company.”

In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for most of Coca-Cola FEMSA’s beverages. Coca-Cola FEMSA’s bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company, including certain of our affiliates. Prices for packaging materials and HFCS historically have been determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin, plastic preforms to make plastic bottles and finished plastic bottles, which Coca-Cola FEMSA obtains from international and local producers. The prices of these materials are related to crude oil prices and global resin supply. In recent years Coca-Cola FEMSA has experienced volatility in the prices we pay for these materials. Across its territories, Coca-Cola FEMSA’s average price for resin in U.S. dollars remained flat in 2013 as compared to 2012.

Under Coca-Cola FEMSA’s agreements with The Coca-Cola Company, it may use raw or refined sugar or HFCS as sweeteners in its products. Sugar prices in all of the countries in which Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay in excess of international market prices for sugar in certain countries. In recent years, international sugar prices experienced significant volatility. Across Coca-Cola FEMSA’s territories, its average price for sugar in U.S. dollars decreased approximately 15% in 2013 as compared to 2012.

Coca-Cola FEMSA categorizes water as a raw material in its business. Coca-Cola FEMSA obtains water for the production of some of its natural spring water products, such as Manantial and Crystal, from spring water pursuant to concessions granted. See “Item 4. Information on the Company—Regulatory Matters—Water Supply.”

None of the materials or supplies that Coca-Cola FEMSA uses is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls, national emergency situations, water shortages or the failure to maintain its existing water concessions.

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

Coca-Cola FEMSA purchases all of its cans from Fábricas de Monterrey, S.A. de C.V., known as FAMOSA, and Envases Universales de México, S.A.P.I. de C.V., through Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a company owned by various Coca-Cola bottlers, in which, as of April 4, 2014, Coca-Cola FEMSA held a 35.0% equity interest. Coca-Cola FEMSA mainly purchases its glass bottles from EXCO Integral Services, S.A. de C.V. (formerly Compañía Vidriera, S.A. de C.V., or VITRO), FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V.

Coca-Cola FEMSA purchases sugar from, among other suppliers, Piasa and Beta San Miguel, S.A. de C.V., both sugar cane producers in which, as of April 4, 2014, Coca-Cola FEMSA held a 36.3% and 2.7% equity interest, respectively. Coca-Cola FEMSA purchases HFCS from CP Ingredientes, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay higher prices than those paid in the international market for sugar. As a result, sugar prices in Mexico have no correlation to international market prices for sugar. In 2013, sugar prices in Mexico decreased approximately 17% as compared to 2012.

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

South America (excluding Venezuela). In Colombia, Coca-Cola FEMSA uses sugar as a sweetener in most of its products, which it buy from several domestic sources. Coca-Cola FEMSA purchases plastic bottles from Amcor and Tapón Corona de Colombia S.A. Coca-Cola FEMSA purchases all its glass bottles from Peldar O-I and cans from Crown, both suppliers in which Grupo Ardila Lulle, owners of Coca-Cola FEMSA’s competitor Postobón, own a minority equity interest. Glass bottles and cans are available only from these local sources; however, Coca-Cola FEMSA is currently exploring alternative sources.

Sugar is available in Brazil at local market prices, which historically have been similar to international prices. Sugar prices in Brazil in recent periods have been volatile, mainly due to the increased demand for sugar cane for production of alternative fuels, and Coca-Cola FEMSA’s average acquisition cost for sugar in 2013 decreased approximately 5.0% as compared to 2012. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” Coca-Cola FEMSA purchases glass bottles, plastic bottles and cans from several domestic and international suppliers.

In Argentina, Coca-Cola FEMSA mainly uses HFCS that it purchase from several different local suppliers as a sweetener in its products. Coca-Cola FEMSA purchases glass bottles, plastic cases and other raw materials from several domestic sources. Coca-Cola FEMSA purchases plastic preforms, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other local suppliers. Coca-Cola FEMSA also acquires plastic preforms from ALPLA Avellaneda S.A. and other suppliers.

Venezuela. In Venezuela, Coca-Cola FEMSA uses sugar as a sweetener in most of its products, which it purchase mainly from the local market. Since 2003, from time to time, Coca-Cola FEMSA has experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permission to import in a timely manner. While sugar distribution to the food and beverages industry and to retailers is controlled by the government, Coca-Cola FEMSA did not experience any disruptions during 2013 with respect to access to sufficient sugar supply. However, we cannot assure you that Coca-Cola FEMSA will not experience disruptions in its ability to meet its sugar requirements in the future should the Venezuelan government impose restrictive measures. Coca-Cola FEMSA buys glass bottles from one local supplier, Productos de Vidrio, S.A., but there are alternative suppliers authorized by The Coca-Cola Company. Coca-Cola FEMSA acquires most of its plastic non-returnable bottles from ALPLA de Venezuela, S.A. and most of its aluminum cans from a local producer, Dominguez Continental, C.A.

Under current regulations promulgated by the Venezuelan authorities, Coca-Cola FEMSA’s ability and that of its suppliers to import some of the raw materials and other supplies used in its production could be limited, and access to the official exchange rate for these items, including, among others, concentrate, resin, aluminum, plastic caps, distribution trucks and vehicles is only achieved by obtaining proper approvals from the relevant authorities.

FEMSA Comercio

Overview and Background

FEMSA Comercio operates the largest chain of small-format stores in Mexico, measured in terms of number of stores as of December 31, 2013, mainly under the trade name OXXO. As of December 31, 2013, FEMSA Comercio operated 11,721 OXXO stores, of which 11,683 are located throughout the country, with a particularly strong presence in the northern part of Mexico, and the remaining 38 stores are located in Bogotá, Colombia.

FEMSA Comercio was established by FEMSA in 1978 when two OXXO stores were opened in Monterrey, one store in Mexico City and another store in Guadalajara. The motivating factor behind FEMSA’s entrance into the retail industry was to enhance beer sales through company-owned retail outlets as well as to gather information on customer preferences. In 2013, a typical OXXO store carried 3,091 different store keeping units (SKUs) in 31 main product categories.

In recent years, FEMSA Comercio has represented an effective distribution channel for our beverage products, as well as a rapidly growing point of contact with our consumers. Based on the belief that location plays a major role in the long-term success of a retail operation such as a small-format store, as well as a role in our continually improving ability to accelerate and streamline the new-store development process, FEMSA Comercio has focused on a strategy of rapid, profitable growth. FEMSA Comercio opened 1,135, 1,040 and 1,120 net new OXXO stores in 2011, 2012 and 2013, respectively. The accelerated expansion in the number of OXXO stores yielded total revenue growth of 12.9% to reach Ps. 97,572 million in 2013. OXXO same store sales increased an average of 2.4%, driven by an increased average customer ticket net of a decrease in store traffic. FEMSA Comercio performed approximately 3.2 billion transactions in 2013 compared to 3.0 billion transactions in 2012.

Business Strategy

A fundamental element of FEMSA Comercio’s business strategy is to utilize its position in the small-format store market to grow in a cost-effective and profitable manner. As a market leader in small-format store retailing, based on internal company surveys, management believes that FEMSA Comercio has an in-depth understanding of its markets and significant expertise in operating a national store chain. FEMSA Comercio intends to continue increasing its store base while capitalizing on the market knowledge gained at existing stores.

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

FEMSA Comercio has made and will continue to make significant investments in IT to improve its ability to capture customer information from its existing OXXO stores and to improve its overall operating performance. The majority of products carried through OXXO stores are bar-coded, and all OXXO stores are equipped with point-of-sale systems that are integrated into a company-wide computer network. To implement revenue management strategies, FEMSA Comercio created a division in charge of product category management for products, such as beverages, fast food and perishables, to enhance and better utilize its consumer information base and market intelligence capabilities. FEMSA Comercio utilizes a technology platform supported by an enterprise resource planning (ERP) system, as well as other technological solutions such as merchandising and point-of-sale systems, which will allow FEMSA Comercio to continue redesigning its key operating processes and enhance the usefulness of its market information going forward. In addition, FEMSA Comercio has expanded its operations by opening 4 new OXXO stores in Bogotá, Colombia in 2013.

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

Store Locations

With 11,683 OXXO stores in Mexico and 38 OXXO stores in Colombia as of December 31, 2013, FEMSA Comercio operates the largest small-format store chain in Latin America measured by number of stores. OXXO stores are concentrated in the northern part of Mexico, but also have a growing presence in the rest of the country.

FEMSA Comercio

Regional Allocation of OXXO Stores in Mexico and Latin America(*)

as of December 31, 2013

FEMSA Comercio has aggressively expanded its number of OXXO stores over the past several years. The average investment required to open a new OXXO store varies, depending on location and format and whether the store is opened in an existing retail location or requires construction of a new store. FEMSA Comercio is generally able to use supplier credit to fund the initial inventory of new OXXO stores.

Growth in Total OXXO Stores

	Year Ended December 31,
	2013	2012	2011	2010	2009
Total OXXO stores	11,721	10,601	9,561	8,426	7,334
Store growth (% change over previous year)	10.6%	10.9%	13.5%	14.9%	15.1%

FEMSA Comercio currently expects to continue the growth trend established over the past several years by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets. Management believes that the southeast part of Mexico is particularly underserved by the small-format store industry.

The identification of locations and pre-opening planning in order to optimize the results of new stores are important elements in FEMSA Comercio’s growth plan. FEMSA Comercio continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores unable to maintain benchmark standards are generally closed. Between December 31, 2009 and 2013, the total number of OXXO stores increased by 4,387, which resulted from the opening of 4,507 new stores and the closing of 120 existing stores.

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

Approximately 66% of OXXO’s customers are between the ages of 15 and 35. FEMSA Comercio also segments the market according to demographic criteria, including income level.

OXXO Store Characteristics

The average size of an OXXO store is approximately 104 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 187 square meters and, when parking areas are included, the average store size is approximately 424 square meters.

FEMSA Comercio—Operating Indicators

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(percentage increase compared to previous year)
Total FEMSA Comercio revenues	12.9%	16.6%	19.0%	16.3%	13.6%
OXXO same-store sales(1)	2.4%	7.7%	9.2%	5.2%	1.3%

(1)	Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for more than 12 months with the sales of those same stores during the previous year.

Beer, cigarettes, soft drinks and other beverages and snacks represent the main product categories for OXXO stores. FEMSA Comercio has a distribution agreement with Cuauhtémoc Moctezuma (which is now part of the Heineken Group). As a result of this agreement, OXXO stores only carry beer brands produced and distributed by Cuauhtémoc Moctezuma. OXXO stores will continue to benefit from the existing relationship under which Cuauhtémoc Moctezuma will continue to be the exclusive supplier of beer to OXXO until June 2020.

Approximately 61% of OXXO stores are operated by independent managers responsible for all aspects of store operations. The managers are commission agents and are not employees of FEMSA Comercio. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store. FEMSA Comercio continually invests in on-site operating personnel, with the objective of promoting loyalty, customer service and low personnel turnover in the stores.

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

Management believes that the OXXO chain’s scale of operations provides FEMSA Comercio with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. Given the fragmented nature of the retail industry in Mexico in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks, cigarettes and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 58% of the OXXO chain’s total sales consist of products that are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by FEMSA Comercio’s distribution system, which includes 16 regional warehouses located in Monterrey, Guadalajara, Mexicali, Mérida, León, Obregón, Puebla, Queretaro, Chihuahua, Reynosa, Saltillo, Tijuana, Toluca, Villahermosa and two in Mexico City. The distribution centers operate a fleet of approximately 783 trucks that make deliveries to each store approximately twice per week.

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

Entry into Drugstore Market

During 2013, FEMSA Comercio entered the drugstore market in Mexico through two transactions. FEMSA Comercio through CCF, closed the acquisition of Farmacias YZA, a leading drugstore operator in Southeast Mexico, headquartered in Merida, Yucatan. The founding shareholders of Farmacias YZA hold a 25% stake in CCF. Following this transaction, on May 13, 2013, CCF acquired Farmacias Moderna, a leading drugstore operator in the western state of Sinaloa.

The rationale for entering this new market is anchored on our belief that FEMSA Comercio has developed certain capabilities and skills that should be applicable and useful in the operation of other small retail formats. These capabilities include site selection, logistics, business processes, human resources, inventory and supplier management. The drugstore market in Mexico is very fragmented and FEMSA Comercio believes it is well equipped to create value by entering this market and pursuing a growth strategy that maximizes the opportunity.

Entry into Quick Service Restaurant Market

Following the same rationale that its capabilities and skills are well suited to different types of small-format retail, during 2013 FEMSA Comercio also entered the quick service restaurant market in Mexico through the 80% acquisition of Doña Tota. This is a leading regional chain specializing in Mexican food with a particularly strong presence in the northeast of the country. This acquisition presents FEMSA Comercio with the opportunity to grow Doña Tota’s stand-alone store base across the country, while also offering the benefit of advancing FEMSA Comercio’s prepared food capabilities and expertise.

Other Stores

FEMSA Comercio also operates other small-format stores, which include soft discount stores with a focus on perishables and liquor stores.

Equity Method Investment in the Heineken Group

As of December 31, 2013, FEMSA owned a non-controlling interest in the Heineken Group, one of the world’s leading brewers. As of December 31, 2013, our 20% economic interest in the Heineken Group was comprised of 43,018,320 shares of Heineken Holding N.V. and 72,182,203 shares of Heineken N.V. For 2013, FEMSA recognized equity income of Ps. 4,587 million regarding its 20% economic interest in the Heineken Group; see note 10 to our audited consolidated financial statements.

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

•

Our refrigeration business produces vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 510,840 units at December 31, 2013. In 2013, this business sold 412,202 refrigeration units, 35.4% of which were sold to Coca-Cola FEMSA, and the remainder of which were sold to third parties.

•

Our corporate services subsidiary employs all of our corporate staff, including the personnel managing the areas of finance, corporate accounting, taxation, legal, financial and strategic planning, human resources, corporate affairs and internal audit. Through this subsidiary, we direct, control, supervise and review the operations of our sub-holding companies. As of December 31, 2013, FEMSA Comercio and our other business subsidiaries pay management fees for the services provided to them. In addition, Coca-Cola FEMSA has entered into a services agreement pursuant to which it pays for specific services. As part of the Heineken transaction, the corporate and shared services subsidiaries continue to provide some limited corporate services and shared services to subsidiaries of Cuauhtémoc Moctezuma (now part of the Heineken Group), for which such companies continue to pay.

Description of Property, Plant and Equipment

As of December 31, 2013, we owned all of our manufacturing facilities and substantially all of our warehouses and distribution centers. Our properties primarily consisted of production and distribution facilities for our soft drink operations and office space. In addition, FEMSA Comercio owns approximately 11.8% of the OXXO store locations, while the other stores are located in properties that are rented under long-term lease arrangements with third parties.

The table below summarizes by country the installed capacity and percentage utilization of Coca-Cola FEMSA’s production facilities:

Bottling Facility Summary

As of December 31, 2013

Country	Installed Capacity (thousands of unit cases)	Utilization(1) (%)
Mexico	2,857,805	61%
Guatemala	36,770	77%
Nicaragua	68,961	59%
Costa Rica	78,740	57%
Panama	54,755	57%
Colombia	542,058	50%
Venezuela	249,373	88%
Brazil	794,214	61%
Argentina	364,612	61%

(1)	Annualized rate.

The table below summarizes by country the location and facility area of each of Coca-Cola FEMSA’s production facilities.

Bottling Facilities by Location as of December 31, 2013

Country	Location	Production Area
		(thousands of sq. meters)
Mexico	San Cristóbal de las Casas, Chiapas	45
	Cuautitlán, Estado de México	35
	Los Reyes la Paz, Estado de México	50
	Toluca, Estado de México	242
	León, Guanajuato	124
	Morelia, Michoacán	50
	Ixtacomitán, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
	La Pureza Altamira, Tamaulipas	300
	Poza Rica, Veracruz	42
	Pacífico, Estado de México	89
	Cuernavaca, Morelos	37
	Toluca, Estado de México (Ojuelos)	41
	San Juan del Río, Querétaro	84
	Querétaro, Querétaro	80
	Iguala, Guerrero	8
	Cayaco, Acapulco	104

Country	Location	Production Area
		(thousands of sq. meters)

Guatemala	Guatemala City	46

Nicaragua	Managua	54

Costa Rica	Calle Blancos, San José	52
	Coronado, San José	14

Panama	Panama City	29

Colombia	Barranquilla	37
	Bogotá, DC	105
	Bucaramanga	26
	Cali	76
	Manantial, Cundenamarca	67
	Medellín	47

Venezuela	Antímano	15
	Barcelona	141
	Maracaibo	68
	Valencia	100

Brazil	Campo Grande	36
	Jundiaí	191
	Mogi das Cruzes	119
	Belo Horizonte	73
	Porto Real	108
	Maringá	160
	Marilia	159
	Curitiba	65
	Baurú	111

Argentina	Alcorta, Buenos Aires	73
	Monte Grande, Buenos Aires	32

Insurance

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including explosion, fire, vandalism and riot. We also maintain a freight transport insurance policy that covers damages to goods in transit. In addition, we maintain a liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. In 2013, the policies for “all risk” property insurance and freight transport insurance were issued by ACE Seguros, S.A. and the policy for liability insurance was issued by XL Insurance Mexico, S.A. de C.V. Our “all risk” coverage was partially reinsured in the international reinsurance market. We believe that our coverage is consistent with the coverage maintained by similar companies.

Capital Expenditures and Divestitures

Our consolidated capital expenditures, net of disposals, for the years ended December 31, 2013, 2012 and 2011 were Ps. 17,882 million, Ps. 15,560 million and Ps. 12,666 million respectively, and were for the most part financed from cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2013		2012		2011
	(In millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	11,703	Ps.	10,259	Ps.	7,862
FEMSA Comercio		5,683		4,707		4,186
Other		496		594		618

Total	Ps.	17,882	Ps.	15,560	Ps.	12,666

Coca-Cola FEMSA

In 2013, Coca-Cola FEMSA focused its capital expenditures on investments in (1) increasing production capacity, (2) placing coolers with retailers, (3) returnable bottles and cases, (4) improving the efficiency of its distribution infrastructure and (5) information technology. Through these measures, Coca-Cola FEMSA strives to improve its profit margins and overall profitability.

FEMSA Comercio

FEMSA Comercio’s principal investment activity is the construction and opening of new stores. During 2013, FEMSA Comercio opened 1,120 net new OXXO stores. FEMSA Comercio invested Ps. 5,651 million in 2013 in the addition of new stores, warehouses and improvements to leased properties.

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

In Mexico and in some of the other countries in which we operate, we are involved in different ongoing competition related proceedings. We believe that the outcome of these proceedings will not have a material adverse effect on our financial position or results. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA.”

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which Coca-Cola FEMSA operates. Currently, there are no price controls on Coca-Cola FEMSA’s products in any of its territories, except for Argentina, where authorities directly supervise two products sold through supermarkets as a measure to control inflation, and Venezuela, where the government has recently imposed price controls on certain products including bottled water. In addition, in January 2014, the Venezuelan government passed the Ley Orgánica de Precios Justos (Fair Prices Law). This law substitutes both the Ley para la Defensa y Acceso a las Personas a los Bienes y Servicios (Access to Goods and Services Defense Law) and the Ley de Costos y Precios Justos (Fair Costs and Prices Law), which have both been repealed. The purpose of this new law is to establish regulations and administrative processes to impose a limit on profits earned on the sale of goods, including Coca-Cola FEMSA’s products, seeking to maintain price stability of, and equal access to, goods and services. The law also creates the National Office of Costs and Prices which main role is to oversee price controls and set maximum retail prices on certain consumer goods and services. Although Coca-Cola FEMSA believes it is in compliance with this law, consumer protection and price control laws in Venezuela are subject to continuing review and changes, and any such changes may have an adverse impact on Coca-Cola FEMSA. See “Item 3. Key Information—Risk Factors—Regulatory developments may adversely affect Coca-Cola FEMSA’s business.”

Mexican Tax Reform

In December of 2013, the Mexican government enacted a package of tax reforms (the “2014 Tax Reform”) which includes several significant changes to tax laws, discussed in further detail below, that entered into effect on January 1, 2014. The most significant changes are as follows:

•	The introduction of a new withholding tax at the rate of 10% for dividends and/or distributions of earnings generated in 2014 and beyond;

•

The elimination of the exemption on gains from the sale of shares through a stock exchange recognized under applicable Mexican tax law. The gain will be taxable at the rate of 10% and will be withheld by the financial intermediary. Transferors that are residents of a country with which Mexico has entered into a tax treaty for the avoidance of double taxation will be exempt. See “Item 10. Additional Information—Taxation—Mexican Taxation.”

•

A fee of one Mexican peso per liter on the sale and import of flavored beverages with added sugar, and an excise tax of 8% on food with caloric content equal to, or greater than 275 kilocalories per 100 grams of product;

•	The prior 11% value added tax (VAT) rate that applied to transaction in the border region was raised to 16%, matching the general VAT rate applicable in the rest of Mexico;

•	The elimination of the tax on cash deposits (IDE) and the business flat tax (IETU);

•	Deductions on exempt payroll items for workers are limited to 53%;

•

The income tax rate in 2013 and 2012 was 30%. Scheduled decreases to the income tax rate that would have reduced the rate to 29% in 2014 and 28% in 2015 and thereafter, were canceled in connection with the 2014 Tax Reform;

•

The repeal of the existing tax consolidation regime, which is effective as of January 1, 2014, modified the payment term of a tax on assets payable of Ps. 180, which will be paid over the following 5 years instead of an indefinite term. Additionally, deferred tax assets and liabilities associated with our subsidiaries in Mexico are no longer offset as of December 31, 2013, as the future income tax balances are expected to reverse in periods where we are no longer consolidating these entities for tax purposes and the right of offset does not exist; and

•

The introduction of an new optional tax integration regime (a modified form of tax consolidation), which replaces the previous tax consolidation regime. The new optional tax integration regime requires an equity ownership of at least 80% for qualifying subsidiaries and would allow us to defer the annual tax payment of our profitable participating subsidiaries for a period equivalent to 3 years to the extent their individual tax expense exceeds the integrated tax expense of the Company.

Taxation of Beverages

Beverages are subject to a value added tax in all the countries in which Coca-Cola FEMSA operates except for Panama, with a rate of 16% in Mexico, 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 16% in Colombia (applied only to the first sale in the supply chain), 12% in Venezuela, 21% in Argentina, and in Brazil 17% in the states of Mato Grosso do Sul and Goiás and 18% in the states of São Paulo, Minas Gerais, Paraná and Rio de Janeiro. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. Also, in Brazil Coca-Cola FEMSA is responsible for charging and collecting the value-added tax from each of its retailers, based on average retail prices for each state where Coca-Cola FEMSA operates, defined primarily through a survey conducted by the government of each state and generally updated every six months, which in 2013 represented an average taxation of approximately 15.3% over net sales.

In addition, several of the countries in which Coca-Cola FEMSA operates impose the following excise or other taxes:

•	The state of Rio de Janeiro charges an additional 1% as a contribution to a poverty eradication fund.

•

Mexico imposes an excise tax of Ps. 1.00 per liter on the production, sale and importation of beverages with added sugar as of January 1, 2014. This tax is applied only to the first sale and Coca-Cola FEMSA is responsible for charging and collecting this excise tax.

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.3002 as of December 31, 2013) per liter of sparkling beverage.

•

Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, currently assessed at 17.32 colones (Ps. 0.4460 as of December 31, 2013) per 250 ml, and an excise tax currently assessed at 6.02 colones (approximately Ps. 0.1553 as of December 31, 2013) per 250 ml.

•	Nicaragua imposes a 9.0% tax on consumption, and municipalities impose a 1% tax on Coca-Cola FEMSA’s Nicaraguan gross income.

•	Panama imposes a 5.0% tax based on the cost of goods produced and a 10% selective consumption tax on syrups, powders and concentrate.

•

Argentina imposes an excise tax of 8.7% on sparkling beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 4.2% on sparkling water and flavored sparkling beverages with 10.0% or more fruit juice, although this excise tax is not applicable to some of Coca-Cola FEMSA’s products.

•

Brazil assesses an average production tax of approximately 9.1% and an average sales tax of approximately 13.5% over net sales. These taxes are fixed by the federal government based on national average retail prices obtained through surveys conducted on a yearly basis. The national average retail price of each product and presentation is multiplied by a fixed rate combined with specific multipliers for each presentation, to obtain a fixed tax per liter, per product and presentation. These taxes are applied only to the first sale and Coca-Cola FEMSA is responsible for charging and collecting these taxes from each of its retailers.

•	Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales.

•	Venezuela’s municipalities impose a variable excise tax applied only to the first sale that varies between 0.6% and 2.5% of net sales.

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

In Coca-Cola FEMSA’s Mexican operations, it established a partnership with The Coca-Cola Company and ALPLA, a supplier of plastic bottles to Coca-Cola FEMSA in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. This facility started operations in 2005 and has a recycling capacity of approximately 25,000 metric tons per year from which 15,000 metric tons can be re-used in PET bottles for food packaging purposes. Coca-Cola FEMSA has also continued contributing funds to a nationwide recycling company, Ecología y Compromiso Empresarial (Environmentally Committed Companies). In addition, Coca-Cola FEMSA’s plants located in Toluca, Reyes, Cuautitlán, Apizaco, San Cristóbal, Morelia, Ixtacomitan, Coatepec, Poza Rica, Ojuelos, Pacífico and Cuernavaca have received or are in the process of receiving a Certificado de Industria Limpia (Certificate of Clean Industry).

As part of Coca-Cola FEMSA’s environmental protection and sustainability strategies, in December 2009, Coca-Cola FEMSA, jointly with strategic partners, entered into a wind energy supply agreement with a Mexican subsidiary of the Spanish wind farm developer, GAMESA Energía, S.A., or GAMESA, to supply clean energy to Coca-Cola FEMSA’s bottling facility in Toluca, Mexico, owned by its subsidiary, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), or Propimex, and to some of its suppliers of PET bottles. In 2010, GAMESA sold its interest in the Mexican subsidiary that owned the wind farm to Iberdrola Renovables México, S.A. de C.V. The wind farm generating such energy, which is located in La Ventosa, Oaxaca, is expected to generate approximately 100 thousand megawatt hours of energy annually. The energy supply services began in April 2010. During 2012 and 2013, this wind farm provided Coca-Cola FEMSA with approximately 88 thousand and 81 thousand megawatt hours, respectively.

Additionally, several of our subsidiaries have entered into 20-year wind power purchase agreements with the Mareña Renovables Wind Farm to receive electrical energy for use at production and distribution facilities of FEMSA and Coca-Cola FEMSA throughout Mexico, as well as for a significant number of OXXO stores. The Mareña Renovables Wind Farm will be located in the state of Oaxaca and is expected to have a capacity of 396 megawatts. We anticipate the Mareña Renovables Wind Farm will begin operations in 2015.

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

Venezuela

Coca-Cola FEMSA’s Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Ley Orgánica del Ambiente (Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (Substance, Material and Dangerous Waste Law), the Ley Penal del Ambiente (Criminal Environmental Law) and the Ley de Aguas (Water Law). Since the enactment of the Organic Environmental Law in 1995, Coca-Cola FEMSA’s Venezuelan subsidiary has presented the proper authorities with plans to bring their production facilities and distribution centers into compliance with applicable laws, which mainly consist of building or expanding the capacity of water treatment plants in Coca-Cola FEMSA’s bottling facilities. Even though Coca-Cola FEMSA has had to adjust some of the originally proposed timelines due to construction delays, in 2009, Coca-Cola FEMSA completed the construction and received all the required permits to operate a new water treatment plant in its bottling facility located in the city of Barcelona. At the end of 2011, Coca-Cola FEMSA concluded the construction of a new water treatment plant in its bottling plant in the city of Valencia, which began operations in February 2012. During 2011, Coca-Cola FEMSA also commenced construction of a new water treatment plant in its Antimano bottling plant in Caracas, which construction was concluded during the second quarter of 2012. Coca-Cola FEMSA is also concluding the construction and expansion of its current water treatment plant in its bottling facility in Maracaibo, which it expects will commence operations during the first half of 2014. In December 2011, Coca-Cola FEMSA obtained the ISO 14000 certification for all of its plants in Venezuela.

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

Coca-Cola FEMSA’s production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant has been certified for: (i) ISO 9001 since 1993; (ii) ISO 14001 since March 1997; (iii) norm OHSAS 18001 since 2005; (iv) ISO 22000 since 2007; and (v) PAS: 220 since 2010. In 2012, Coca-Cola FEMSA’s production plants in Jundiaí, Campo Grande, Bauru, Marília, Curitiba, Maringá, Porto Real and Mogi das Cruzes were certified in standard FSSC22000.

In Brazil, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, came into effect in May 2008. This regulation requires Coca-Cola FEMSA to collect for recycling a specified annual percentage of plastic bottles made from PET sold in the City of São Paulo; such percentage increases each year. Beginning in May 2011, Coca-Cola FEMSA was required to collect 90% of the PET bottles sold in the city of São Paulo for recycling. Currently, Coca-Cola FEMSA is not able to collect the entire required volume of PET bottles it has sold in the City of São Paulo for recycling. Since Coca-Cola FEMSA does not meet the requirements of this regulation, which we believe to be more onerous than those imposed by the countries with the highest recycling standards, it could be fined and be subject to other sanctions, such as the suspension of operations in any of its plants and/or distribution centers located in the City of São Paulo. In May 2008, Coca-Cola FEMSA, together with other bottlers in the city of São Paulo, through the Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas (Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance. In addition, in November 2009, in response to a municipal authority request for Coca-Cola FEMSA to demonstrate the destination of the PET bottles sold by it in the City of São Paulo, Coca-Cola FEMSA filed a motion showing all of its recycling programs and requesting a more practical timeline to comply with the requirements of the law. In October 2010, the municipal authority of the City of São Paulo levied a fine on Coca-Cola FEMSA’s Brazilian operating subsidiary of 250,000 Brazilian reais (approximately Ps. 1.3 million as of December 31, 2013) on the grounds that the report submitted by Coca-Cola FEMSA’s Brazilian operating subsidiary did not comply with the 75% proper disposal requirement for the period from May 2008 to May 2010. Coca-Cola FEMSA filed an appeal against this fine, which was denied by the municipal authority in May 2013, and the administrative stage is therefore closed. Coca-Cola FEMSA is currently evaluating next steps. In July 2012, the State Appellate Court of São Paulo rendered a decision admitting the interlocutory appeal filed on behalf of ABIR in order to suspend the fines and other sanctions to ABIR’s associated companies, including Coca-Cola FEMSA’s Brazilian subsidiary, for alleged noncompliance with the municipal regulation pending the final resolution of the lawsuit. Coca-Cola FEMSA is currently awaiting final resolution of the lawsuit filed on behalf of ABIR.

In August 2010, Law No. 12.305/2010 established the Brazilian National Solid Waste Policy. This policy is based on the principle of shared responsibility between the government, companies and the public, and provides for the post-consumption return of products to companies and requires public authorities to implement waste management programs. This law is regulated by Federal Decree No. 7.404/2010, and was published in December 2010. Coca-Cola FEMSA is currently discussing with the relevant authorities the impact this law may have on Brazilian companies in complying with the regulation in effect in the City of São Paulo. In response to the Brazilian National Solid Waste Policy, in December 2012, a proposal was provided to the Ministry of the Environment by almost 30 associations involved in the packaging sector, including ABIR in its capacity as representative for The Coca-Cola Company, Coca-Cola FEMSA’s Brazilian subsidiary, and other bottlers. The proposal involved creating a “coalition” to implement systems for reverse logistics packaging non-dangerous waste that makes up the dry portion of municipal solid waste or its equivalent. The goal of the proposal is to create methodologies for sustainable development, and protect the environment, society, and the economy. Coca-Cola FEMSA is currently awaiting a final resolution from the Ministry of Environment, which it expects to receive during 2014.

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

Other regulations

In December 2009, the Venezuelan government issued a decree requiring a reduction in energy consumption by at least 20% for industrial companies whose consumption is greater than two megawatts per hour and to submit an energy-usage reduction plan. Some of Coca-Cola FEMSA’s bottling operations in Venezuela outside of Caracas met this threshold and it submitted a plan, which included the purchase of generators for its plants. In January 2010, the Venezuelan government subsequently implemented power cuts and other measures for all industries in Caracas whose consumption was above 35 kilowatts per hour. In 2011, Coca-Cola FEMSA installed electrical generators in its Antimano, Valencia and Maracaibo bottling facilities to mitigate any such risks and filed the respective energy usage reduction plans with the authorities. Coca-Cola FEMSA is also currently installing electrical generators in its Barcelona plant.

In January 2012, the Costa Rican government approved a decree that regulates the sale of food and beverages in schools. The decree came into effect in 2012. Enforcement of this law has been gradual since it started in 2012 and until 2014, depending on the specific characteristics of the food or beverage in question. According to the decree, the sale of specific sparkling beverages and still beverages that contain sugar, syrup or HFCS in any type of presentation in schools is prohibited. Coca-Cola FEMSA will still be allowed to sell water and certain still beverages in schools. We cannot assure you that the Costa Rican government will not further restrict sales of other of Coca-Cola FEMSA’s products in schools in the future; any such further restrictions could lead to an adverse impact on Coca-Cola FEMSA’s results.

In May 2012, the Venezuelan government adopted significant changes to labor regulations. This amendment to Venezuela’s labor regulations had a negative impact on Coca-Cola FEMSA’s business and operations. The principal changes that impacted Coca-Cola FEMSA’s operations are: (i) the requirement that employee terminations are now subject to governmental authorization; (ii) retroactive assessments for any modifications to Coca-Cola FEMSA’s severance payment system; (iii) a reduction in the maximum daily and weekly working hours (from 44 to 40 weekly); (iv) an increase in mandatory weekly breaks, prohibiting a reduction in salaries as a result of such increase; and (v) the requirement that all third party contractors participating in the manufacturing and sales processes of Coca-Cola FEMSA’s products be included in its payroll by no later than May 2015. Coca-Cola FEMSA is currently in compliance with these labor regulations and expects to include all third party contractors to its payroll by the imposed deadline.

In September 2012, the Brazilian government issued Law No. 12,619 (Law of Professional Drivers), which regulates the working hours of professional drivers who distribute Coca-Cola FEMSA’s products from its plants to the distribution centers and to retailers and points of sale. Pursuant to this law, employers must keep a record of working hours, including overtime hours, of professional drivers in a reliable manner, such as electronic logbooks or worksheets. This law may result in increased labor costs.

In June 2013, following a comprehensive amendment to the Mexican Constitution, a new antitrust authority with autonomy was created: the Comisión Federal de Competencia Económica (Federal Antitrust Commission, or CFCE). It is expected that Congress will enact legislation to adjust current legislation based on the amended constitutional provisions. As a result of these amendments, new antitrust and telecommunications specialized courts were created and commenced hearing cases in August 2013. We cannot assure you that these new amendments and the creation of new governmental bodies and courts will not have an adverse effect on our business.

In 2013, the government of Argentina imposed a withholding tax at a rate of 10% on dividends paid by Argentine companies to non-Argentine holders. Similarly, in 2013, the government of Costa Rica repealed a tax exemption on dividends paid to Mexican residents. Future dividends will be subject to withholding tax at a rate of 15%.

In January 2014, the new Anti-Corruption Law in Brazil came into effect, which regulates bribery, corruption practices and fraud in connection with agreements entered into with governmental agencies. The main purpose of this law is to impose liability on companies carrying out such practices, establishing fines that can reach up to 20% of a company’s sales volume in the previous fiscal year. Although Coca-Cola FEMSA believes it is in compliance with this law, if it was found liable for any of these practices, this law would have an adverse effect on its business.

In Brazil, the federal taxes applied on the production and sale of beverages are based on the national average retail price, calculated based on a yearly survey of each Brazilian beverage brand, combined with a fixed tax rate and a multiplier specific for each different presentation (glass, plastic or can). Commencing on October 1, 2014 through October 1, 2018, the multiplier used to calculate taxes on soft drinks presented in cans and glasses will gradually increase from 31.9% and 37.2% to 38.0% and 44.4%, respectively, and the multiplier used to calculate taxes on energy and isotonic drinks presented in cans and glasses will gradually increase from 31.9% to 37.5%. The multipliers for other presentations of carbonated soft drinks, energy and isotonic drinks, such as plastic, cups and post mix, will not change.

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

In Brazil, Coca-Cola FEMSA buys water directly from municipal utility companies and we also capture water from underground sources, wells or surface sources (i.e., rivers), pursuant to concessions granted by the Brazilian government for each plant. According to the Brazilian Constitution, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users have the responsibility for any damage to the environment. The exploitation and use of water is regulated by the Código de Mineração (Code of Mining, Decree Law No. 227/67), the Código de Águas Minerais (Mineral Water Code, Decree Law No. 7841/45), the National Water Resources Policy (Law No. 9433/97) and by regulations issued thereunder. The companies that exploit water are supervised by the Departamento Nacional de Produção Mineiral—DNPM (National Department of Mineral Production) and the National Water Agency in connection with federal health agencies, as well as state and municipal authorities. In Coca-Cola FEMSA’s Jundiaí, Marília, Curitiba, Maringá, Porto Real and Belo Horizonte plants, it does not exploit spring water. In its Mogi das Cruzes, Bauru and Campo Grande plants, it has all the necessary permits for the exploitation of spring water.

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

In addition, Coca-Cola FEMSA obtains water for the production of some of its natural spring water products, such as Manantial and Crystal, from spring water pursuant to concessions granted.

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

Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding its results and financial position during the periods discussed in this section:

•

Coca-Cola FEMSA has continued to grow organic volumes at a steady but moderate pace, and is in the process of integrating Grupo Yoli in its Mexican operations and Companhia Fluminense and Spaipa in its Brazilian operations. However, in the short term there is some pressure from macroeconomic uncertainty in certain South American markets, including currency volatility. In Mexico, starting in 2014, Coca-Cola FEMSA faces incremental increases in taxation and is adjusting its price and package architecture to address the new tax environment. Volume growth is mainly driven by the Coca-Cola brand across markets, together with the solid performance of Coca-Cola FEMSA’s still beverage portfolio.

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

Recent Developments

In October 2013, the Board of Directors agreed to separate the roles of Chairman of the Board and CEO, ratifying José Antonio Fernández Carbajal as Executive Chairman of the Board and naming Carlos Salazar Lomelín as the new Chief Executive Officer of FEMSA. In addition, John Anthony Santa Maria Otazua was named Chief Executive Officer of Coca-Cola FEMSA.

In October 2013, Coca-Cola FEMSA closed its acquisition of Spaipa, the second largest family owned franchise in Brazil, with operations in the state of Paraná and in parts of the state of São Paulo. Spaipa sold approximately 233.3 million unit cases (including beer) in the twelve months ended June 30, 2013. The aggregate enterprise value of this transaction was US$ 1,855 (Ps. 26,856) million and it was an all-cash transaction. As part of Coca-Cola FEMSA’s acquisition of Spaipa, it also acquired an additional 5.82% equity interest in Leão Alimentos, for a total ownership of 26.1%, and a 50% stake in Fountain Água Mineral Ltda., a joint venture to develop the water category together with The Coca-Cola Company. Coca-Cola FEMSA began consolidating the results of Spaipa in its financial statements in November 2013.

In December 2013, FEMSA Comercio, through one of its subsidiaries, purchased the operating assets and trademarks of Doña Tota, a leading quick-service restaurant operator in Mexico. The founding shareholders of Doña Tota hold a 20% stake in the FEMSA Comercio subsidiary that now operates the Doña Tota business.

In January 2014, a decree amending and supplementing certain tax provisions became effective in Mexico. See Note 24 to our audited consolidated financial statements, and “Item 4. Information on the Company—Regulatory Matters—Mexican Tax Reform.”

Effects of Changes in Economic Conditions

Our results are affected by changes in economic conditions in Mexico, Brazil and in the other countries in which we operate. For the years ended December 31, 2013, 2012, and 2011, 63%, 62%, and 61%, respectively, of our total sales were attributable to Mexico. As a result, we have significant exposure to the economic conditions of certain countries, particularly those in Central America, Colombia, Venezuela, Brazil and Argentina, although we continue to generate a substantial portion of our total sales from Mexico. The participation of these other countries as a percentage of our total sales has not changed significantly during the last five years. Total sales in countries other than Mexico are expected to increase in future periods due to acquisitions.

The Mexican economy is gradually recovering from a downturn as a result of the impact of the global financial crisis on many emerging economies in 2009. According to INEGI, Mexican GDP expanded by 1.1% in 2013 and by approximately 3.9% and 4.0% in 2012 and 2011, respectively. According to the Banco Nacional de México survey regarding the economic expectations of specialists, Mexican GDP is expected to increase by 3.09% in 2014, as of the latest estimate, published on April 3, 2014. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, further deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery in Mexico.

Our results are affected by the economic conditions in the countries where we conduct operations. Most of these economies continue to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition. Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the currencies of the countries in which we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding, which would have an adverse effect on our financial position.

Beginning in the fourth quarter of 2011 and through 2013, the exchange rate between the Mexican peso and the U.S. dollar fluctuated from a low of Ps. 11.98 per U.S. dollar, to a high of Ps. 14.37 per U.S. dollar. At December 31, 2013, the exchange rate (noon buying rate) was Ps. 13.0980 to US$ 1.00. On April 4, 2014, the exchange rate was Ps. 13.0265 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information.” A depreciation of the Mexican peso or local currencies in the countries in which we operate relative to the U.S. dollar increases our cost of raw materials priced in U.S. dollars, including raw materials whose prices are set with reference to the U.S. dollar. In addition, a depreciation of the Mexican peso or local currencies in the countries in which we operate relative to the U.S. dollar will increase our U.S. dollar-denominated debt obligations, which could negatively affect our financial position and results. However, this effect could be offset by a corresponding appreciation of our U.S. dollar denominated cash position.

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

Impairment of indefinite lived intangible assets, goodwill and other depreciable long-lived assets

Intangible assets with indefinite lives including goodwill are subject to annual impairment tests. An impairment exists when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, we initially calculate an estimation of the value in use of the cash-generating units to which such assets have been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. We review annually the carrying value of our intangible assets with indefinite lives and goodwill for impairment based on recognized valuation techniques. While we believe that our estimates are reasonable, different assumptions regarding such estimates could materially affect our evaluations. Impairment losses are recognized in current earnings in the period the related impairment is determined.

We assess at each reporting date whether there is an indication that a depreciable long lived asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. The key assumptions used to determine the recoverable amount for our CGUs, including a sensitivity analysis, are further explained in Notes 3.16 and 12 to our audited consolidated financial statements.

Useful lives of property, plant and equipment and intangible assets with defined useful lives

Property, plant and equipment, including returnable bottles as they are expected to provide benefits over a period of more than one year, as well as intangible assets with defined useful lives, are depreciated/amortized over their estimated useful lives. We base our estimates on the experience of our technical personnel as well as on our experience in the industry for similar assets; see Notes 3.12, 3.14, 11 and 12 to our audited consolidated financial statements.

Post-employment and other long-term employee benefits

We regularly evaluate the reasonableness of the assumptions used in our post-employment and other long-term employee benefit computations. Information about such assumptions is described in Note 16 to our audited consolidated financial statements.

Income taxes

Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability, and record a deferred tax asset based on our judgment regarding the probability of historical taxable income continuing in the future, projected future taxable income and the expected timing of the reversals of existing temporary differences; see Note 24 to our audited consolidated financial statements.

Tax, labor and legal contingencies and provisions

We are subject to various claims and contingencies, related to tax, labor and legal proceedings as described in Note 25 to our audited consolidated financial statements. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a provision and/or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. Management’s judgment must be exercised to determine the likelihood of such a loss and an estimate of the amount, due to the subjective nature of the loss.

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

•

Liabilities or equity instruments related to share-based payment arrangements of the acquiree or to our share-based payment arrangements entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, “Share-based Payment” (which we refer to as IFRS 2) at the acquisition date, see Note 3.24 to our audited consolidated financial statements; and

•

Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” (which we refer to as IFRS 5) are measured in accordance with that Standard.

Management’s judgment must be exercised to determine the fair value of assets acquired and liabilities assumed.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of our previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of our previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

For each business combination, with respect to the non-controlling present ownership interests in the acquiree that entitle their holders to a proportionate share of net assets in liquidation, we elect whether to measure such interests at fair value or at the proportionate share of the acquiree’s identifiable net assets.

Investments in Associates

If we hold, directly or indirectly, 20% or more of the voting power of the investee, it is presumed that we have significant influence, unless it can be clearly demonstrated that this is not the case. If we hold, directly or indirectly, less than 20% of the voting power of the investee, it is presumed that we do not have significant influence, unless such influence can be clearly demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20%-owned corporate investee require a careful evaluation of voting rights and their impact on our ability to exercise significant influence. Management considers the existence of the following circumstances which may indicate that we are in a position to exercise significant influence over a less than 20%-owned corporate investee:

•	Representation on the board of directors or equivalent governing body of the investee;

•	Participation in policy-making processes, including participation in decisions about dividends or other distributions;

•	Material transactions between us and the investee;

•	Interchange of managerial personnel; or

•	Provision of essential technical information.

Management also considers the existence and effect of potential voting rights that are currently convertible when assessing whether we have significant influence.

In addition, we evaluate certain indicators that provide evidence of significant influence, such as:

•	Whether the extent of our ownership is significant relative to other shareholders (i.e. a lack of concentration of other shareholders);

•	Whether our significant shareholders, fellow subsidiaries or officers hold additional investment in the investee; and

•	Whether we are part of significant investee committees, such as the executive committee or the finance committee.

Joint Arrangements

An arrangement can be a joint arrangement even though not all of its parties have joint control of the arrangement. When we are a party to an arrangement we assess whether the contractual arrangement gives all the parties or a group of the parties, control of the arrangement collectively; joint control exists only when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Management needs to apply judgment when assessing whether all the parties, or a group of the parties, have joint control of an arrangement. When assessing joint control, management considers the following facts and circumstances:

•

Whether all the parties, or a group of the parties, control the arrangement, considering the definition of joint control, as described in note 3.11.2 to our audited consolidated financial statements; and

•	Whether decisions about the relevant activities require the unanimous consent of all the parties, or of a group of the parties.

As mentioned elsewhere in this report and in Note 10 to our audited consolidated financial statements, on January 25, 2013, Coca-Cola FEMSA closed the acquisition of 51% of CCBPI. Coca-Cola FEMSA jointly controls CCBPI with The Coca-Cola Company. This is based on the following factors: (i) during the initial four-year period, some relevant activities require joint approval between Coca-Cola FEMSA and The Coca-Cola Company; and (ii) potential voting rights to acquire the remaining 49% of CCBPI are not likely to be exercised in the foreseeable future due to the fact that the call option is “out of the money” as of December 31, 2013. See “Item 4. Information on the Company—Corporate Background.”

Future Impact of Recently Issued Accounting Standards not yet in Effect

We have not applied the following new and revised IFRS and IAS, that have been issued but were not yet effective as of December 31, 2013:

•

IFRS 9, “Financial Instruments” (which we refer to as IFRS 9) as issued in November 2009, and amended in October 2010, introduces new requirements for the classification and measurement of financial assets and financial liabilities and for derecognition. The standard requires all recognized financial assets that are within the scope of IAS 39, “Financial Instruments: Recognition and Measurement” to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in fair value of a financial liability (designated as at Fair Value Through Profit or Loss , or “FVTPL”) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at FVTPL was recognized in profit or loss.

IFRS 9 was further amended in November 2013, and as such introduces a new chapter on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. In addition, IFRS 9 as amended in 2013 permits an entity to apply only those requirements introduced in IFRS 9 as amended in 2010 for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss, without applying the other requirements of IFRS 9, meaning the portion of the change in fair value related to changes in the entity’s own credit risk can be presented in other comprehensive income rather than within profit or loss.

IFRS 9 as amended in 2013 removes the mandatory effective date that had been established for IFRS 9 in 2009 and 2010, leaving the effective date open pending the finalization of the impairment and classification and measurement requirements. We have decided that the adoption of this standard will not take place until IFRS 9 is completed. It is not practicable to provide a reasonable estimate of the effect of IFRS 9 until the final version has been issued.

•

Amendments to IAS 19 (2011) “Employee Benefits”: With regards to employee contributions to defined benefit plans, these amendments clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, they permit a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions can be, but are not required to be, recognized as a reduction in the service cost in the period in which the related service is rendered. The amendments to IAS 19 are effective for annual periods beginning on or after July 1, 2014. These amendments have not been early adopted by us and are not expected to have a material effect on our audited consolidated financial statements.

•

Amendments to IAS 32,” Offsetting Financial Assets and Financial Liabilities”: These amendments clarify existing application issues relating to the offsetting requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement”. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014, with retrospective application required. These amendments have not been early adopted by us and are not expected to have a material effect on our audited consolidated financial statements.

•

Amendments to IAS 36 “Impairment of Assets”: These amendments reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. These amendments have not been early adopted by us and are not expected to have a material effect on our audited consolidated financial statements.

•

Amendments to IAS 39 “Financial Instruments: Recognition and Measurement”: These amendments clarify that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty (CCP) must happen as a consequence of laws or regulations or the introduction of laws or regulations. The amendments to IAS 39 have not been early adopted by us and are not expected to have a material effect on our audited consolidated financial statements.

•

Annual Improvements 2010-2012 Cycle: These Annual Improvements make amendments to: IFRS 2 “Share-based payment,” by amending the definitions of vesting condition and market condition, and adding definitions for performance condition and service condition; IFRS 3 “Business combinations,” by requiring contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date; IFRS 8 “Operating segments,” by requiring disclosure of the judgments made by management in applying the aggregation criteria to operating segments and clarifying that reconciliations of segment assets are only required if segment assets are reported regularly; IFRS 13 “Fair value measurement,” by clarifying that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only); IAS 16 “Property, plant and equipment” and IAS 38 “Intangible assets,” by clarifying that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount; and IAS 24 “Related party Disclosures,” by clarifying how payments to entities providing management services are to be disclosed. These Annual Improvements are applicable to annual periods beginning on or after 1 July 2014. We have yet to complete our evaluation of whether these improvements will have a significant impact on our audited consolidated financial statements.

•

Annual Improvements 2011-2013 Cycle: These Annual Improvements make amendments to the following standards that are applicable to us: IFRS 3, by clarifying that the standard excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself; IFRS 13, by clarifying the scope of the portfolio exception of paragraph 52, which permits an entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received by selling a net long position for a particular risk exposure or by transferring a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date under current market conditions. These Annual Improvements are applicable to annual periods beginning on or after July 1, 2014. We have yet to complete our evaluation of whether these improvements will have a significant impact on our audited consolidated financial statements.

•

IFRIC 21, “Levies”: This Interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain. The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides guidance on recognition of a liability to pay levies, where the liability is recognized progressively if the obligating event occurs over a period of time; and if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. This Interpretation is effective for accounting periods beginning on or after January 1, 2014, with early adoption permitted. We have not early adopted this IFRIC, and we have yet to complete our evaluation of whether it will have a material impact on our audited consolidated financial statements.

Operating Results

The following table sets forth our consolidated income statement under IFRS for the years ended December 31, 2013, 2012, and 2011:

	Year Ended December 31,
	2013(1)	2013		2012		2011
	(in millions of U.S. dollars and Mexican pesos)
Net sales	$19,606	Ps.	256,804	Ps.	236,922	Ps.	200,426
Other operating revenues	99		1,293		1,387		1,114

Total revenues	19,705		258,097		238,309		201,540
Cost of goods sold	11,333		148,443		137,009		117,244

Gross profit	8,372		109,654		101,300		84,296
Administrative expenses	761		9,963		9,552		8,172
Selling expenses	5,312		69,574		62,086		50,685
Other income	50		651		1,745		381
Other expenses	(110)		(1,439)		(1,973)		(2,072)
Interest expense	(331)		(4,331)		(2,506)		(2,302)
Interest income	94		1,225		783		1,014
Foreign exchange (loss) gain, net	(55)		(724)		(176)		1,148
Monetary position (loss) gain, net	(33)		(427)		(13)		53
Market value gain (loss) on financial instruments	1		8		8		(109)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	1,915		25,080		27,530		23,552
Income taxes	592		7,756		7,949		7,618
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	369		4,831		8,470		4,967

Consolidated net income	$1,692	Ps.	22,155	Ps.	28,051	Ps.	20,901

Controlling interest net income	1,216		15,922		20,707		15,332
Non-controlling interest net income	476		6,233		7,344		5,569

Consolidated net income	$1,692	Ps.	22,155	Ps.	28,051	Ps.	20,901

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 13.0980 to US$ 1.00, provided solely for the convenience of the reader.

The following table sets forth certain operating results by reportable segment under IFRS for each of our segments for the years ended December 31, 2013, 2012 and 2011.

	Year Ended December 31,
	Percentage Growth (Decrease)
	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Net sales
Coca-Cola FEMSA	Ps. 155,175	Ps. 146,907	Ps. 122,638	5.6%		19.8%
FEMSA Comercio	97,572	86,433	74,112	12.9%		16.6%
Total revenues
Coca-Cola FEMSA	156,011	147,739	123,224	5.6%		19.9%
FEMSA Comercio	97,572	86,433	74,112	12.9%		16.6%
Cost of goods sold
Coca-Cola FEMSA	83,076	79,109	66,693	5.0%		18.6%
FEMSA Comercio	62,986	56,183	48,636	12.1%		15.5%
Gross profit
Coca-Cola FEMSA	72,935	68,630	56,531	6.3%		21.4%
FEMSA Comercio	34,586	30,250	25,476	14.3%		18.7%
Administrative expenses
Coca-Cola FEMSA	6,487	6,217	5,140	4.3%		21.0%
FEMSA Comercio	1,883	1,666	1,433	13.0%		16.3%
Selling expenses
Coca-Cola FEMSA	44,828	40,223	32,093	11.4%		25.3%
FEMSA Comercio	24,707	21,686	18,353	13.9%		18.2%
Depreciation
Coca-Cola FEMSA	6,371	5,078	3,850	25.5%		31.9%
FEMSA Comercio	2,328	1,940	1,685	20.0%		15.1%
Gross margin(1)(2)
Coca-Cola FEMSA	46.7%	46.5%	45.9%	0.2p.p		0.6	p.p.
FEMSA Comercio	35.4%	35.0%	34.4%	0.4p.p		0.6	p.p.
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes
Coca-Cola FEMSA	289	180	86	60.6%		109.3%
FEMSA Comercio	11	(23)	—	147.8%		N/a
CB Equity(3)	4,587	8,311	4,880	(44.8%	)	70.3%

(1)	Gross margin is calculated with reference to total revenues.

(2)	As used herein, p.p refers to a percentage point increase (or decrease) contrasted with a straight percentage increase (or decrease).

(3)	CB Equity holds Heineken N.V. and Heineken Holding N.V. shares.

Results from our Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

FEMSA Consolidated

FEMSA’s consolidated total revenues increased 8.3% to Ps. 258,097 million in 2013 compared to Ps. 238,309 million in 2012. Both beverages and retail operations contributed positively to this revenue growth. Coca-Cola FEMSA’s total revenues increased 5.6% to Ps. 156,011 million, driven by the integration of the beverage divisions of Grupo Fomento Queretano and Yoli in Mexico and Companhia Fluminense and Spaipa in Brazil. FEMSA Comercio’s revenues increased 12.9% to Ps. 97,572 million, mainly driven by the opening of 1,120 net new stores combined with an average increase of 2.4% in same-store sales.

Consolidated gross profit increased 8.2% to Ps. 109,654 million in 2013 compared to Ps. 101,300 million in 2012. Gross margin remained stable compared to 2012 at 42.5% of consolidated total revenues.

Consolidated administrative expenses increased 4.3% to Ps. 9,963 million in 2013 compared to Ps. 9,552 million in 2012. As a percentage of total revenues, consolidated administrative expenses decreased from 4.0% in 2012 to 3.9% in 2013.

Consolidated selling expenses increased 12.1% to Ps. 69,574 million in 2013 as compared to Ps. 62,086 million in 2012. This increase was attributable to greater selling expenses at Coca-Cola FEMSA and FEMSA Comercio. As a percentage of total revenues, selling expenses increased 0.90 percentage points, from 26.0% in 2012 to 26.9% in 2013.

Some of our subsidiaries pay management fees to us in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Other income mainly includes gains on sales of shares and long-lived assets and the write-off of certain contingencies. During 2013, other income decreased to Ps. 651 million from Ps. 1,745 million in 2012, due to a tough comparison primarily driven by the net effect of the sale of Quimiproductos in the fourth quarter of 2012.

Other expenses mainly include disposal and impairment of long-lived assets, contingencies, as well as their subsequent interest and penalties, severance payments derived from restructuring programs and donations. During 2013, other expenses decreased to Ps. 1,439 million from Ps. 1,973 million in 2012.

Net financing expenses increased to Ps. 4,249 million from Ps. 1,904 million in 2012, driven by an interest expense of Ps. 4,331 million in 2013 compared to Ps. 2,506 million in 2012 resulting from higher financing expenses related to bonds issued by FEMSA and Coca-Cola FEMSA (“Net financing expenses” includes interest expense, interest income, net foreign exchange (loss) gain, net monetary position (loss) gain and market value gain (loss) on financial instruments).

Our accounting provision for income taxes in 2013 was Ps. 7,756 million, as compared to Ps. 7,949 million in 2012, resulting in an effective tax rate of 30.9% in 2013, as compared to 28.9% in 2012.

Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes, decreased 42.9% to Ps. 4,831 million in 2013 compared with Ps. 8,470 million in 2012, mainly driven by a tough comparable base caused by a non-cash exceptional gain related to the revaluation of certain equity interests held by Heineken in Asia in the fourth quarter of 2012.

Consolidated net income was Ps. 22,155 million in 2013 compared to Ps. 28,051 million in 2012, resulting from a tough comparable base caused by a non-cash exceptional gain related to the revaluation of certain equity interests held by Heineken in Asia in the fourth quarter of 2012, as well as by higher financing expenses, which were modestly offset by the growth in income from operations. Controlling interest net income amounted to Ps. 15,922 million in 2013 compared to Ps. 20,707 million in 2012, which difference was also due principally to a tough comparable base caused by a non-cash exceptional gain related to the revaluation of certain equity interests held by Heineken in Asia in the fourth quarter of 2012. Controlling interest net income per FEMSA Unit in 2013 was Ps. 4.45 (US$ 3.40 per ADS) (“FEMSA Units” consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2013 was 3,578,226,270 which is equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by five).

Coca-Cola FEMSA

Coca-Cola FEMSA consolidated total revenues increased 5.6% to Ps. 156,011 million in 2013, as compared to 2012. Revenue growth of 6.9% in Coca-Cola FEMSA’s Mexico and Central America division (including Venezuela), including the integration of Grupo Fomento Queretano and Grupo Yoli in its Mexican operations, coupled with a 4.6% growth in its South America division, including the integration of Spaipa and Companhia Fluminense in Brazil, compensated for the negative translation effect generated by the devaluation of the currencies in Coca-Cola FEMSA’s South America division. Excluding the recently integrated territories in Mexico and Brazil, total revenues reached Ps. 149,210 million, an increase of 1.0% with respect to 2012. On a currency neutral basis and excluding the non-comparable effect of Grupo Fomento Queretano, Grupo Yoli, Spaipa and Companhia Fluminense, total revenues increased 16.3% in 2013 as compared to 2012.

Total sales volume increased 5.2% to 3,204.6 million unit cases in 2013, as compared to 2012. Excluding the integration of Grupo Fomento Queretano and Grupo Yoli in Coca-Cola FEMSA’s Mexican operations and Spaipa and Companhia Fluminense in its Brazilian operations, volumes remained flat at 3,055.2 million unit cases in 2013. On the same basis, the still beverage category grew 8.5%, mainly driven by the performance of the Jugos del Valle line of business, Powerade and FUZE tea across Coca-Cola FEMSA’s territories. In addition and excluding the newly integrated territories, Coca-Cola FEMSA’s bottled water portfolio grew 5.3%, driven by the performance of Ciel, Bonaqua, and Brisa. These increases compensated for flat volumes in Coca-Cola FEMSA’s sparkling beverage category and a 2.2% decrease in its bulk water business.

Consolidated average price per unit case decreased 0.3%, reaching Ps. 47.15 in 2013, as compared to Ps. 47.27 in 2012, mainly due to the negative translation effect resulting from the depreciation of the currencies of our South America division, including Venezuela. In local currency, average price per unit case increased in most of Coca-Cola FEMSA’s territories mainly driven by price increases implemented during the year.

Gross profit increased 6.3% to Ps. 72,935 million in 2013, as compared to 2012. Cost of goods sold increased 5.0%, mainly as a result of lower sugar prices in most of Coca-Cola FEMSA’s territories in combination with the appreciation of the average exchange rate of the Mexican peso, which compensated for the depreciation of the average exchange rate of the Venezuelan bolivar, the Argentine peso, the Brazilian real and the Colombian peso as applied to Coca-Cola FEMSA’s U.S. dollar-denominated raw material costs. Gross margin reached 46.7%, an increase of 20 basis points as compared to 2012.

For Coca-Cola FEMSA, the components of cost of goods sold include raw materials (principally soft drink concentrate, sweeteners and packaging materials), depreciation costs attributable to Coca-Cola FEMSA’s production facilities, wages and other employment costs associated with the labor force employed at its production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of Coca-Cola FEMSA’s products in local currency net of applicable taxes. Packaging materials, mainly PET and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Administrative and selling expenses as a percentage of total revenues increased 150 basis points to 32.9% in 2013 as compared to 2012. Administrative and selling expenses in absolute terms increased 10.5%, mainly as a result of the integration of Grupo Fomento Queretano and Grupo Yoli in Coca-Cola FEMSA’s Mexican operations and Spaipa and Companhia Fluminense in its Brazilian operations. In addition, administrative and selling expenses grew as a consequence of higher labor and freight costs in Coca-Cola FEMSA’s South America division and continued marketing investments to support Coca-Cola FEMSA’s marketplace execution and bolster its returnable packaging base across its territories.

As used by Coca-Cola FEMSA, the term “comprehensive financing result” refers to the combined financial effects of net interest expense, net financial foreign exchange gains or losses, and net gains or losses on monetary position from its Venezuelan operations, as the only hyperinflationary country in which Coca-Cola FEMSA operates. Net financial foreign exchange gains or losses represent the impact of changes in foreign-exchange rates on financial assets or liabilities denominated in currencies other than local currencies and gains or losses resulting from derivative financial instruments. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever comes first, and the date it is repaid or the end of the period, whichever comes first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Comprehensive financing result for Coca-Cola FEMSA in 2013 recorded an expense of Ps. 3,772 million as compared to an expense of Ps. 1,246 million in 2012. This increase was mainly driven by higher interest expense due to a larger debt position and a foreign exchange loss mainly as a result of the depreciation of the end-of-period exchange rate of the Mexican peso during the year as applied to a higher U.S. dollar-denominated net debt position.

Income taxes decreased to Ps. 5,731 million in 2013, from Ps. 6,274 million in 2012. In 2013, taxes as a percentage of income before taxes and share of profit of associates and joint ventures accounted for using the equity method were 33.3%, as compared to 31.4% in 2012. The difference was mainly driven by lower effective tax rates imposed in 2012 resulting from a tax benefit related to interest on capital derived from a dividend declared by Coca-Cola FEMSA’s Brazilian subsidiary.

On January 25, 2013, as part of Coca-Cola FEMSA’s efforts to expand its geographic reach, it acquired a 51% non-controlling majority stake in CCBPI. Coca-Cola FEMSA currently recognizes the results of CCBPI using the equity method and reflects such results in its Mexico and Central America division. In 2013, Coca-Cola FEMSA recognized equity income of Ps. 108 million regarding its economic interest in CCBPI. Coca-Cola FEMSA reports its equity method investment in CCBPI as a separate reporting segment. For further information see Note 10 to our consolidated financial statements.

Coca-Cola FEMSA’s consolidated net controlling interest income decreased 13.4% to Ps. 11,543 million in 2013 as compared to 2012. Earnings per share in 2013 were Ps. 5.61 (Ps. 56.14 per Coca-Cola FEMSA ADS) computed on the basis of 2,056.0 million shares outstanding (each Coca-Cola FEMSA ADS represents 10 Coca-Cola FEMSA Series L shares) as of December 31, 2013.

FEMSA Comercio

FEMSA Comercio total revenues increased 12.9% to Ps. 97,572 million in 2013 compared to Ps. 86,433 million in 2012, primarily as a result of the opening of 1,120 net new stores during 2013, together with an average increase in same-store sales of 2.4%. As of December 31, 2013, there were a total of 11,721 stores in Mexico. FEMSA Comercio same-store sales increased an average of 2.4% compared to 2012, driven by a 2.8% increase in average customer ticket that more than offset a 0.5% decrease in store traffic.

Cost of goods sold increased 12.1% to Ps. 62,986 million in 2013, below total revenue growth, compared with Ps. 56,183 million in 2012. As a result, gross profit reached Ps. 34,586 million in 2013, which represented a 14.3% increase from 2012. Gross margin expanded 0.40 percentage points to reach 35.4% of total revenues. This increase reflects (i) a positive mix shift due to the growth of higher margin categories, and (ii) a more effective collaboration and execution with our key supplier partners, including higher and more efficient joint use of promotion-related marketing resources, as well as objective-based incentives.

Administrative expenses increased 13.0% to Ps. 1,883 million in 2013, compared with Ps. 1,666 million in 2012; however, as a percentage of sales, they remained stable at 1.9%. Selling expenses increased 13.9% to Ps. 24,707 million in 2013 compared with Ps. 21,686 million in 2012, largely driven by the growing number of stores and distribution centers and specialized routes as well as incremental expenses related to new initiatives.

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

Net financing expenses increased to Ps. 1,904 million from Ps. 196 million in 2011, driven by a non-cash foreign exchange loss of Ps. 176 million in 2012 compared to a tough comparison base of a non-cash foreign exchange gain of Ps. 1,148 million in 2011 resulting from the sequential appreciation of the Mexican Peso and its impact on the dollar-denominated portion of our cash balance.

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

Consolidated net income was Ps. 28,051 million in 2012 compared to Ps. 20,901 million in 2011, a difference mainly attributable to Coca-Cola FEMSA, FEMSA Comercio and a non-cash exceptional gain related to the revaluation of certain previously held equity interests of Heineken in Asia . Controlling interest net income amounted to Ps. 20,707 million in 2012 compared to Ps. 15,332 million in 2011, which difference was also due principally to a non-cash exceptional gain related to the revaluation of certain previously held equity interests of Heineken in Asia. Controlling interest net income in 2012 per FEMSA Unit was Ps. 5.79 (US$ 4.45 per ADS).

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

Selling expenses increased 18.2% to Ps. 21,686 million in 2012 compared with Ps. 18,353 million in 2011, largely driven by the growing number of stores as well as incremental expenses relating to, among other things, the continued strengthening of FEMSA Comercio’s organizational and IT structure, and the development of specialized distribution routes aimed at enabling our prepared food initiatives.

Liquidity and Capital Resources

Liquidity

Each of our sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2013, 79% of our outstanding consolidated total indebtedness was at the level of our sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Anticipating liquidity needs for general corporate purposes, in May 2013 we issued US$ 300 million in aggregate principal amount of 2.875% Senior Notes due 2023 and US$ 700 million in aggregate principal amount of 4.375% Senior Notes due 2043. In addition, in November 2013 and January 2014, Coca-Cola FEMSA issued US$ 1,000 million in aggregate principal amount of 2.375% Senior Notes due 2018, US$ 900 million in aggregate principal amount of 3.875% Senior Notes due 2023 and US$ 600 million in aggregate principal amount of 5.250% Senior Notes due 2043. We may decide to incur additional indebtedness at our holding company in the future to finance the operations and capital requirements of our subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, we depend on dividends and other distributions from our subsidiaries to service our indebtedness and to finance our operations and capital requirements.

We continuously evaluate opportunities to pursue acquisitions or engage in joint ventures or other transactions. We would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness and capital stock.

Our principal source of liquidity has generally been cash generated from our operations. We have traditionally been able to rely on cash generated from operations because a significant majority of the sales of Coca-Cola FEMSA and FEMSA Comercio are on a cash or short-term credit basis, and OXXO stores are able to finance a significant portion of their initial and ongoing inventories with supplier credit. Our principal use of cash has generally been for capital expenditure programs, debt repayment and dividend payments. In our opinion, our working capital is sufficient for our present requirements.

The following is a summary of the principal sources and uses of cash for the years ended December 31, 2013, 2012 and 2011, from our consolidated statement of cash flows:

Principal Sources and Uses of Cash

Years ended December 31, 2013, 2012 and 2011

(in millions of Mexican pesos)

	2013	2012	2011
Net cash flows provided by operating activities	Ps. 28,758	Ps. 30,785	Ps. 21,247
Net cash flows used in investing activities(1)	(55,231)	(14,643)	(18,089)
Net cash flows provided by (used in) financing activities(2)	20,584	(3,418)	(6,258)
Dividends paid	(16,493)	(9,186)	(6,625)

(1)	Includes business acquisitions, investments in property, plant and equipment, investment in shares and other assets.

(2)	Includes proceeds from borrowings, payments of loans and dividends declared and paid.

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

Our consolidated total indebtedness as of December 31, 2013 was Ps. 76,748 million compared to Ps. 37,342 million in 2012 and Ps. 29,392 million as of December 31, 2011. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 3,827 million and Ps. 72,921 million, respectively, as of December 31, 2013, as compared to Ps. 8,702 million and Ps. 28,640 million, respectively, as of December 31, 2012, and Ps. 5,573 million and Ps. 23,819 million, respectively, as of December 31, 2011. Cash and cash equivalents were Ps. 27,259 million as of December 31, 2013, as compared to Ps. 36,521 million as of December 31, 2012 and Ps. 25,841 million as of December 31, 2011.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2013.

	Maturity
	Less than 1 year	1 - 3 years	3 - 5 years	In excess of 5 years	Total
	(in millions of Mexican pesos)
Long-Term Debt
Mexican pesos	Ps. 1,368	Ps. 5,281	Ps. 3,630	Ps. 9,987	Ps. 20,266
Brazilian reais	204	166	92	42	504
Colombian pesos	913	582	—	—	1,495
U.S. dollars	97	1,592	17,299	33,363	52,351
Argentine pesos	439	99	—	—	538
Capital Leases
Brazilian reais	277	465	241	82	1,065
Interest payments(1)
Mexican pesos	1,147	1,804	1,386	2,284	6,621
Brazilian reais	77	86	70	21	254
Colombian pesos	68	14	—	—	82
U.S. dollars	1,456	2,895	2,778	9,268	16,397
Argentine pesos	134	12	—	—	146
Interest rate swaps and cross currency swaps (2)
Mexican pesos	1,001	2,274	1,326	1,794	6,395
Brazilian reais	2,372	4,671	4,422	13,469	24,934
Colombian pesos	83	19	—	—	102
U.S. dollars	890	3,112	1,385	3,394	8,781
Argentine pesos	126	10	—	—	136
Operating leases
Mexican pesos	3,067	5,726	5,193	13,801	27,787
U.S. dollars	141	264	245	246	896
Others	76	78	6	6	166
Commodity price contracts
Sugar(3)	1,183	833	—	—	2,016
Aluminum(3)	205	—	—	—	205
Expected benefits to be paid for pension and retirement plans, seniority premiums, post-retirement medical services and post-employment	590	653	809	2,548	4,600
Other long-term liabilities(4)	—	—	—	7,785	Ps.7,785

(1)	Interest was calculated using long-term debt as of and interest rate amounts in effect on December 31, 2013 without considering interest rate swaps agreements. The debt and applicable interest rates in effect are shown in Note 18 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 13.0765 per US$ 1.00, the exchange rate quoted to us by Banco de México for the settlement of obligations in foreign currencies on December 31, 2013.

(2)	Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the rates giving effect to interest rate swaps and cross currency swaps applied to long-term debt as of December 31, 2013, and the market value of the unhedged cross currency swaps (the amount of the debt used in the calculation of the interest considers converting only the units of investments debt for the related cross currency swap, and it also includes the effect of related interest rate swaps).

(3)	Reflects the notional amount of the futures and forward contracts used to hedge sugar and aluminum cost with a fair value liability of Ps. 302 million; see Note 20.6 to our audited consolidated financial statements.

(4)	Other long-term liabilities include provisions and others, but not deferred taxes. Other long-term liabilities additionally reflects those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

As of December 31, 2013, Ps. 3,827 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).

As of December 31, 2013, our consolidated average cost of borrowing, after giving effect to the cross currency and interest rate swaps, was approximately 4.7%, a decrease of 0.60 percentage points compared to 5.3% in 2012 (the total amount of the debt used in the calculation of this percentage considers converting only the units of investments debt for the related cross currency swap, and it also includes the effect of related interest rate swaps). As of December 31, 2013, after giving effect to cross currency swaps, approximately 46.1% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 16.7% in U.S. dollars, 2.0% in Colombian pesos, 1.4% in Argentine pesos and the remaining 33.8% in Brazilian reais.

Overview of Debt Instruments

The following table shows the allocations of total debt of our company as of December 31, 2013:

	Total Debt Profile of the Company
	FEMSA and Others	Coca-Cola FEMSA	FEMSA Comercio	Total Debt
	(in millions of Mexican pesos)
Short-term Debt
Argentine pesos:
Bank loans	—	Ps. 495	—	Ps. 495
Brazilian reais
Bank loans	34	—	—	34
Long-term Debt(1)
Mexican pesos:
Bank loans	—	4,132	—	4,132
Units of Investment (UDIs)	3,630	—	—	3,630
Senior notes	—	12,504	—	12,504
U.S. dollars:
Bank loans	—	5,966	—	5,966
Senior Notes	12,113	34,272	—	46,385
Brazilian reais:
Bank loans	365	139	—	504
Capital leases	106	959	—	1,065
Colombian pesos:
Bank loans	—	1,456	39	1,495
Argentine pesos:
Bank loans	—	538	—	538
Total	Ps. 16,248	Ps. 60,461	Ps. 39	Ps. 76,748
Average Cost (2)
Mexican pesos	4.9%	5.8%	—	5.4%
U.S. dollars	—	6.3%	—	6.3%
Brazilian reais	7.3%	9.3%	—	9.3%
Argentine pesos	—	23.7%	—	23.7%
Colombian pesos	—	5.6%	6.7%	5.7%
Total	4.9%	7.7%	6.7%	7.1%

(1)	Includes the Ps. 3,298 million current portion of long-term debt.

(2)	Includes the effect of cross currency and interest rate swaps (the total amount of the debt used in the calculation of this percentage considers converting only the units of investments debt for the related cross currency swap, and it also includes the effect of related interest rate swaps). Average cost is determined based on interest rates as of December 31, 2013.

Restrictions Imposed by Debt Instruments

Generally, the covenants contained in the credit agreements and other instruments governing indebtedness entered into by us or our sub-holding companies include limitations on the incurrence of any additional debt based on debt service coverage ratios or leverage tests. These credit agreements also generally include restrictive covenants applicable to the Company, our sub-holding companies and their subsidiaries.

As of December 31, 2013, Coca-Cola FEMSA was in compliance with all of its covenants. FEMSA was not subject to any financial covenants as of that date. A significant and prolonged deterioration in our consolidated results could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Summary of Debt

The following is a summary of our indebtedness by sub-holding company and for FEMSA as of December 31, 2013:

Coca-Cola FEMSA

•

Coca-Cola FEMSA’s total indebtedness was Ps. 60,461 million as of December 31, 2013. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 3,586 million and 56,875 million, respectively. As of December 31, 2013, cash and cash equivalents were Ps. 15,306 million and were comprised of 24% U.S. dollars, 25% Mexican pesos, 10% Brazilian reais, 37% Venezuelan bolivars, 3% Colombian pesos and 1% of other currencies.

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

FEMSA Comercio

•	As of December 31, 2013, FEMSA Comercio had total outstanding debt of Ps. 39 million.

FEMSA and others

•

As of December 31, 2013, FEMSA and others had total outstanding debt of Ps. 16,248 million, which is comprised of Ps. 3,630 million of unidades de inversión (inflation indexed units, or UDIs), which mature in November 2017, Ps. 399 million of Bank Debt (of which Ps. 357 million is held by our logistics services subsidiary and Ps. 42 million is held by our refrigeration business) in other currencies, Ps. 106 million of finance leases, held by our logistics services subsidiary, with maturity dates between 2014 and 2018, and Ps. 3,736 million of Senior Notes due 2023 and Ps. 8,377 million of Senior Notes due 2043 that we issued in May 2013. See “—Liquidity.” FEMSA and others’ average cost of debt, after giving effect to interest rate swaps and cross currency swaps, as of December 31, 2013, was 4.85% in Mexican pesos (the amount of the debt used in the calculation of this percentage considers converting only the units of investments debt for the related cross currency swap, and it also includes the effect of related interest rate swaps).

Contingencies

We have various loss contingencies, for which reserves have been recorded in those cases where we believe an unfavorable resolution is probable and can be reasonably quantified. See “Item 8. Financial Information—Legal Proceedings.” Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.

The following table presents the nature and amount of loss contingencies recorded as of December 31, 2013:

Loss Contingencies As of December 31, 2013 (in millions of Mexican pesos)
Taxes, primarily indirect taxes	Ps. 3,300
Legal	311
Labor	1,063

Total	Ps. 4,674

As is customary in Brazil, we have been asked by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 2,248, Ps. 2,164 million and Ps. 2,418 million as of December 31, 2013, 2012 and 2011, respectively, by pledging fixed assets or providing bank guarantees.

In connection with certain past business combinations, Coca-Cola FEMSA has been indemnified by the sellers for certain contingencies. See “Item 4. Information on the Company—Coca-Cola FEMSA—Corporate History.”

We have other contingencies that, based on a legal assessment of their risk of loss, have been classified by our legal counsel as more than remote but less than probable. These contingencies have a financial impact that is disclosed as loss contingencies in the notes of the consolidated financial statements. These contingencies, or our assessment of them, may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of December 31, 2013, the aggregate amount of such contingencies for which we had not recorded a reserve was Ps. 20,671 million.

Capital Expenditures

For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures reached Ps. 17,882 million in 2013 compared to Ps. 15,560 million in 2012, an increase of 14.9%. This was primarily due to investments at Coca-Cola FEMSA related to production capacity, coolers, returnable bottles and cases, infrastructure and IT, and incremental investments at FEMSA Comercio, mainly related to store expansion. The principal components of our capital expenditures have been for equipment, market-related investments and production capacity and distribution network expansion at Coca-Cola FEMSA and the opening of new stores at FEMSA Comercio. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”
Expected Capital Expenditures for 2014

Our capital expenditure budget for 2014 is expected to be approximately US$ 1,453 (Ps. 18,652) million. The following discussion is based on each of our sub-holding companies’ internal 2014 budgets. The capital expenditure plan for 2014 is subject to change based on market and other conditions and the subsidiaries’ results and financial resources.

Coca-Cola FEMSA’s capital expenditures in 2014 are expected to be up to approximately US$ 850 million. Coca-Cola FEMSA’s capital expenditures in 2014 are primarily intended for:

•	investments in production capacity (primarily for a plant in Colombia and a plant in Brazil);

•	market investments (primarily for the placement of coolers);

•	returnable bottles and cases;

•	improvements throughout its distribution network; and

•	investments in IT.

Coca-Cola FEMSA estimates that of its projected capital expenditures for 2014, approximately 31% will be for its Mexican territories and the remainder will be for its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budgeted capital expenditures for 2014. Coca-Cola FEMSA’s capital expenditure plan for 2014 may change based on market and other conditions and on its results and financial resources.

FEMSA Comercio’s capital expenditure budget in 2014 is expected to total approximately US$ 481 million, and will be allocated to the opening of new OXXO stores and to a lesser extent to the refurbishing of existing OXXO stores. In addition, investments are planned in FEMSA Comercio’s IT, ERP software updates and transportation equipment.

Hedging Activities

Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative financial instruments as of December 31, 2013. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

	Fair Value At December 31, 2013
	Maturity less than 1 year		Maturity 1 - 3 years		Maturity 3 - 5 years		Maturity in excess of 5 years		Fair Value Asset (Liability)
	(in millions of Mexican pesos)

Derivative financial instruments position	Ps.	(211)	Ps.	(157)	Ps.	345	Ps.	(350)	Ps.	(373)

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our board of directors was elected at the AGM held on March 14, 2014, and is currently comprised of 17 directors and 16 alternate directors. The following table sets forth the current members of our board of directors:

Series B Directors

José Antonio Fernández Carbajal Executive Chairman of the Board	Born:	February 1954
	First elected (Chairman):	2001
	First elected (Director):	1984
	Term expires:	2015
	Principal occupation:	Executive Chairman of the Board of FEMSA
	Other directorships:	Chairman of the board of Coca-Cola FEMSA, Fundación FEMSA A.C., Instituto Tecnológico y de Estudios Superiores de Monterrey, (ITESM) and the US Mexico Foundation, Vice-Chairman of the supervisory board of Heineken N.V. and non-executive director of the board of Heineken Holding N.V., member of the boards of Industrias Peñoles, S.A.B. de C.V. (Peñoles), Grupo Televisa, S.A.B. (Televisa), Controladora Vuela Compañía de Aviación, S.A. de C.V. (Volaris), and Co-chairman of the Advisory Board of Woodrow Wilson Center, Mexico Institute
	Business experience:	Joined FEMSA’s strategic planning department in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991, and Chief Executive Officer in 1995, a position he held until December 31, 2013. On January 1, 2014, he was named Executive Chairman of the Board.
	Education:	Holds a degree in industrial engineering and an MBA from ITESM
	Alternate director:	Federico Reyes García

Eva María Garza Lagüera Gonda(1) Director	Born:	April 1958
	First elected:	1999
	Term expires:	2015
	Principal occupation:	Private investor
	Other directorships:	Member of the boards of directors of ITESM and Premio Eugenio Garza Sada, and alternate member of the board of directors of Coca-Cola FEMSA
	Education:	Holds a degree in Communication Sciences from ITESM
	Alternate director:	Mariana Garza Lagüera Gonda(2)

Paulina Garza Lagüera Gonda (2) Director	Born:	March 1972
	First elected:	1999
	Term expires:	2015
	Principal occupation:	Private investor
	Other directorships:	Member of the board of directors of Coca-Cola FEMSA
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Othón Páez Garza

José Fernando Calderón Rojas Director	Born:	July 1954
	First elected:	1984
	Term expires:	2015
	Principal occupation:	Chief Executive Officer and Chairman of the boards of Franca Servicios, S.A. de C.V., Servicios Administrativos de Monterrey, S.A. de C.V., Regio Franca, S.A. de C.V., and Franca Industrias, S.A. de C.V.
	Other directorships:	Member of the board of Alfa, S.A.B. de C.V. (Alfa), ITESM, El Puerto de Liverpool, S.A.B. de C.V. (Liverpool) and member of the regional consulting board of BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer (Bancomer). Member of Fundación UANL, A.C. Founder of Centro Integral Down, A.C. President of Patronato del Museo del Obispado A.C. and member of the external Advisory Board of Facultad de Derecho y Criminología of Universidad Autónoma de Nuevo León (UANL).
	Education:	Holds a law degree from UANL and completed specialization studies in tax at UANL
	Alternate director:	Francisco José Calderón Rojas(3)

Consuelo Garza de Garza Director	Born:	October 1930
	First elected:	1995
	Term expires:	2015
	Business experience:	Founder and former President of Asociación Nacional Pro-Superación Personal (a non-profit organization)
	Alternate director:	Alfonso Garza Garza(4)

Max Michel Suberville Director	Born:	July 1932
	First elected:	1985
	Term expires:	2015
	Principal occupation:	Private Investor
	Other directorships:	Member of the boards of Grupo Nacional Provincial, S.A.B. (GNP), Afianzadora Sofimex, S.A., and Fianzas Dorama, S.A.; member of the boards and member of the Corporate Practices and Audit Committees of Peñoles, Grupo Profuturo, S.A.B. de C.V. (Profuturo), and Grupo GNP Pensiones, S.A. de C.V.
	Education:	Holds a graduate degree from The Massachusetts Institute of Technology and completed post-graduate studies at Harvard University
	Alternate director:	Max Michel González(5)

Alberto Bailleres González Director	Born:	August 1931
	First elected:	1989
	Term expires:	2015
	Principal occupation:	Chairman of the boards of directors of Grupo BAL, S.A. de C.V. Peñoles, GNP, Fresnillo plc, Grupo Palacio de Hierro, S.A.B. de C.V., Profuturo GNP S.A. de C.V. Afore, Profuturo GNP Pensiones S.A. de C.V., Tane S.A. de C.V., Albacor S.A. de C.V., Bal Holdings, Inc., Minera Penmont, S. de R.L. de C.V. and Profuturo, and Chairman of the Governance Board of Instituto Tecnológico Autónomo de México and Founding Member of Fundación Alberto Bailleres, A.C.
	Other directorships:	Member of the boards of directors of Valores Mexicanos Casa de Bolsa, S.A. de C.V., Valmex Soluciones Financieras, S.A. de C.V. S.O.F.O.M E.N.R., Grupo Financiero BBVA Bancomer, S.A. de C.V. (BBVA Bancomer), Bancomer, Dine, S.A.B. de C.V. (Dine), Televisa, Grupo Kuo, S.A.B. de C.V. (Kuo), and member of the advisory board of JP Morgan International Council and Consejo Mexicano de Hombres de Negocios.
	Education:	Holds an economics degree and an Honorary Doctorate, both from Instituto Tecnológico Autónomo de México
	Alternate director:	Arturo Fernández Pérez

Francisco Javier Fernández Carbajal(6) Director	Born:	April 1955
	First elected:	2004
	Term expires:	2015
	Principal occupation:	Chief Executive Officer of Servicios Administrativos Contry, S.A. de C.V.
	Other directorships:	Member of the boards of directors of Primero Fianzas, S.A., Primero Seguros, S.A., Visa, Inc., Alfa, Cemex, S.A.B. de C.V., Frisa Forjados, S.A. de C.V., Corporación EG, S.A. de C.V. and Fresnillo, plc.
	Education:	Holds degrees in mechanical and electrical engineering from ITESM and an MBA from Harvard Business School
	Alternate director:	Javier Astaburuaga Sanjines

Ricardo Guajardo Touché Director	Born:	May 1948
	First elected:	1988
	Term expires:	2015
	Principal occupation:	Chairman of the board of directors of Solfi, S.A.
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, Grupo Valores Monterrey, Liverpool, Alfa, BBVA Bancomer, Bancomer, Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR), Grupo Bimbo, S.A.B. de C.V. (Bimbo), Grupo Coppel, S.A. de C.V., Solfi, ITESM and Vitro, S.A.B. de C.V.
	Education:	Holds degrees in electrical engineering from ITESM and the University of Wisconsin and a master’s degree from the University of California at Berkeley
	Alternate director:	Alfonso González Migoya

Alfredo Livas Cantú Director	Born:	July 1951
	First elected:	1995
	Term expires:	2015
	Principal occupation:	Private Investor
	Other directorships:	Member of the boards of directors of Grupo Senda Autotransporte, S.A. de C.V., Grupo Acosta Verde, S.A. de C.V., Evox, Grupo Industrial Saltillo, S.A.B. de C.V., and Grupo Financiero Banorte S.A.B. de C.V., alternate member of the board of Gruma, S.A.B. de C.V., and member of the governance committee of Grupo Proeza, S.A.P.I. de C.V.
	Education:	Holds an economics degree from UANL and an MBA and master’s degree in economics from the University of Texas
	Alternate Director:	Sergio Deschamps Ebergenyi

Bárbara Garza Lagüera Gonda(2) Director	Born:	December 1959
	First elected:	2005
	Term expires:	2015
	Principal occupation:	Private Investor
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, BBVA Bancomer, Bancomer, Solfi, ITESM Campus Mexico City, Fondo para la Paz, Museo Franz Mayer, and Fundación Bancomer
	Education:	Holds a Business Administration degree from ITESM
	Alternate director:	Juan Guichard Michel(7)

Carlos Salazar Lomelín Director	Born:	April 1951
	First elected:	2014
	Term expires:	2015
	Principal occupation:	Chief Executive Officer of FEMSA
	Other directorships:	Member of the boards of Coca-Cola FEMSA, BBVA Bancomer, Bancomer, AFORE Bancomer, S.A. de C.V., Seguros Bancomer, S.A. de C.V., ITESM and Fundación FEMSA, member of the advisory board of Premio Eugenio Garza Sada, Centro Internacional de Negocios Monterrey A.C. (CINTERMEX), Apex and the ITESM’s EGADE Business School
	Business experience:	In addition, Mr. Salazar has held managerial positions in several subsidiaries of FEMSA, including Grafo Regia, S.A. de C.V. and Plásticos Técnicos Mexicanos, S.A. de C.V., served as Chief Executive Officer of FEMSA Cerveza, where he also held various management positions in the Commercial Planning and Export divisions. In 2000 he was appointed as Chief Executive Officer of Coca-Cola FEMSA, a position he held until December 31, 2013.
	Education:	Holds a bachelor’s degree in economics from ITESM, and performed postgraduate studies in business administration at ITESM and economic development in Italy
	Alternate director:	Eduardo Padilla Silva

Series D Directors

Armando Garza Sada Director	Born:	June 1957
	First elected:	2003
	Term expires:	2015
	Principal occupation:	Chairman of the board of directors of Alfa and Alpek, S.A.B. de C.V.
	Other directorships:	Member of the boards of directors of Grupo Financiero Banorte, S.A.B. de C.V., Liverpool, Grupo Lamosa S.A.B. de C.V., Grupo Proeza, S.A.P.I. de C.V., ITESM, and Frisa Industrias, S.A. de C.V.
	Business experience:	He has a long professional career in Alfa, including Executive Vice-President of Corporate Development
	Education:	Holds a B.S. in Management from the Massachusetts Institute of Technology and an MBA from Stanford University
	Alternate director:	Enrique F. Senior Hernández

Moisés Naim Director	Born:	July 1952
	First elected:	2011
	Term expires:	2015
	Principal occupation:	Senior Associate of the Carnegie Endowment for International Peace
	Business experience:	Former Editor in Chief of Foreign Policy
	Other directorships:	Member of the board of directors of AES Corporation and Cementos Pacasmayo, S.A.A.
	Education:	Holds a degree from the Universidad Metropolitana de Venezuela and a Master of Science and PhD from the Massachusetts Institute of Technology
	Alternate director:	Francisco Zambrano Rodríguez

José Manuel Canal Hernando Director	Born:	February 1940
	First elected:	2003
	Term expires:	2015
	Principal occupation:	Private consultant
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, Gentera, S.A.B. de C.V. (Gentera), Kuo, Grupo Industrial Saltillo, S.A.B. de C.V., Grupo Acir, S.A. de C.V. and Statutory Auditor of BBVA Bancomer
	Education:	Holds a CPA degree from the Universidad Nacional Autónoma de México
	Alternate director:	Ricardo Saldívar Escajadillo

Michael Larson Director	Born:	October 1959
	First elected:	2011
	Term expires:	2015
	Principal occupation:	Chief Investment Officer of William H. Gates III
	Other directorships:	Member of the boards of directors of AutoNation, Inc, Republic Services, Inc, Ecolab, Inc., and Televisa, and chairman of the board of trustees of Western Asset/Claymore Inflation-Linked Securities & Income Fund and Western Asset/Claymore Inflation-Linked Opportunities & Income Fund
	Education:	Holds an MBA from the University of Chicago and a BA from Claremont Men’s College

Robert E. Denham Director	Born:	August 1945
	First elected:	2001
	Term expires:	2015
	Principal occupation:	Partner of Munger, Tolles & Olson LLP law firm
	Other directorships:	Member of the boards of directors of New York Times Co., Oaktree Capital Group, LLC and Chevron Corp.
	Education:	Magna cum laude graduate from the University of Texas, holds a JD from Harvard Law School and an M.A. in Government from Harvard University.
	Alternate Director:	Ernesto Cruz Velázquez de León

(1)	Wife of José Antonio Fernández Carbajal.

(2)	Sister-in-law of José Antonio Fernández Carbajal.

(3)	Brother of José Calderón Rojas.

(4)	Son of Consuelo Garza de Garza.

(5)	Son of Max Michel Suberville.

(6)	Brother of José Antonio Fernández Carbajal.

(7)	Nephew of Max Michel Suberville.

Senior Management

The names and positions of the members of our current senior management and that of our principal sub-holding companies, their dates of birth and information on their principal business activities both within and outside of FEMSA are as follows:

FEMSA
José Antonio Fernández Carbajal Executive Chairman of the Board	See “—Directors.” Joined FEMSA: Appointed to current position:	1987 2001

Carlos Salazar Lomelín Chief Executive Officer of FEMSA	See “—Directors.” Joined FEMSA: Appointed to current position:	1973 2014

Javier Gerardo Astaburuaga Sanjines Corporate Vice-President and Chief Financial and Strategic Development Officer	Born: Joined FEMSA: Appointed to current position:	July 1959 1982 2006
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

	Directorships:	Member of the board of Coca-Cola FEMSA and member of the Supervisory Board of directors and the Audit Committee of Heineken N.V.
	Education:	Holds a CPA degree from ITESM

Federico Reyes García Vice-President of Corporate Development of FEMSA	Born: Joined FEMSA: Appointed to current position:	September 1945 1992 2006
	Business experience within FEMSA:	Executive Vice-President of Corporate Development from 1992 to 1993, and Chief Financial Officer from 1999 until 2006
	Directorships:	Member of the boards of Coca-Cola FEMSA and Optima Energía CELSOL, S.A.P.I. de C.V.
	Education:	Holds a degree in business and finance from ITESM

José González Ornelas Vice-President of Administration and Corporate Control of FEMSA	Born: Joined FEMSA: Appointed to current position:	April 1951 1973 2001
Business experience within FEMSA:

Has held several managerial positions in FEMSA including Chief Financial Officer of FEMSA Cerveza, Director of Planning and Corporate Development of FEMSA and Chief Executive Officer of FEMSA Logística, S.A. de C.V.

	Directorships:	Member of the board of directors of Productora de Papel, S.A.
	Education:	Holds a CPA degree from UANL and has post-graduate studies in business administration from the Instituto Panamericano de Alta Dirección de Empresa (IPADE)

Alfonso Garza Garza Vice President of Strategic Businesses	Born: Joined FEMSA: Appointed to current position:	July 1962 1985 2012
	Business experience within FEMSA:	Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Cerveza and as Chief Executive Officer of FEMSA Empaques, S.A. de C.V.
	Directorships:	Member of the boards of directors of Coca-Cola FEMSA, ITESM, Grupo Nutec, S.A. de C.V., American School Foundation of Monterrey, A.C. and Club Campestre de Monterrey, A.C. and vice chairman of the executive commission of Confederación Patronal de la República Mexicana, S.P. (COPARMEX) and alternate member of the board of FEMSA
	Education:	Holds a degree in Industrial Engineering from ITESM and an MBA from IPADE

Genaro Borrego Estrada Vice-President of Corporate Affairs	Born: Joined FEMSA: Appointed to current position:	February 1949 2007 2007
	Professional experience:	Constitutional Governor of the Mexican State of Zacatecas from 1986 to 1992, General Director of the Mexican Social Security Institute from 1993 to 2000, and Senator in Mexico for the State of Zacatecas from 2000 to 2006
	Directorships:	Member of the boards of Fundación Mexicanos Primero, Human Staff, S.A., Crossmark LATAM, S.A, Fundación IMSS, and CEMEFI
	Education:	Holds a bachelor’s degree in International Relations from the Universidad Iberoamericana

Carlos Eduardo Aldrete Ancira General Counsel and Secretary of the Board of Directors	Born: Joined FEMSA: Appointed to current position:	August 1956 1979 1996
	Directorships:	Secretary of the board of directors of FEMSA, Coca-Cola FEMSA and all other sub-holding companies of FEMSA
	Business experience within FEMSA:	Extensive experience in international business and financial transactions, debt issuances and corporate restructurings and expertise in securities and private mergers and acquisitions law
	Education:	Holds a law degree from the UANL and a master’s degree in Comparative Law from the College of Law of the University of Illinois

Coca-Cola FEMSA

John Anthony Santa Maria Otazua Chief Executive Officer of Coca-Cola FEMSA	Born: Joined FEMSA: Appointed to current position:	August 1957 1995 2014
	Business experience within FEMSA:	Served as Strategic Planning and Business Development Officer and Chief Operating Officer of Coca-Cola FEMSA’s Mexican operations. He has experience in several areas of Coca-Cola FEMSA, namely development of new products and mergers and acquisitions.
	Directorships:	Member of the board of directors of Gentera
	Education:	Holds a degree in Business Administration and an MBA with major in Finance from Southern Methodist University.

Héctor Treviño Gutiérrez Chief Financial Officer of Coca-Cola FEMSA	Born: Joined FEMSA: Appointed to current position:	August 1956 1981 1993
	Business experience within FEMSA:	Has held managerial positions in the international financing, financial planning, strategic planning and corporate development areas of FEMSA
	Directorships:	Member of the boards of Vinte Viviendas Integrales, S.A.P.I. de C.V., and member of the Technical Committee of Capital i-3
	Education:	Holds a degree in chemical engineering from ITESM and an MBA from the Wharton Business School

FEMSA Comercio

Eduardo Padilla Silva Chief Executive Officer of FEMSA Comercio	Born: Joined FEMSA: Appointed to current position:	January 1955 1997 2004
	Business experience within FEMSA:	Director of Planning and Control of FEMSA from 1997 to 1999 and Chief Executive Officer of the Strategic Procurement Business Division of FEMSA from 2000 until 2003
	Other business experience:	Had a 20-year career in Alfa, culminating with a ten-year tenure as Chief Executive Officer of Terza, S.A. de C.V., major areas of expertise include operational control, strategic planning and financial restructuring
	Directorships:	Member of the boards of Grupo Lamosa, S.A.B. de C.V., Club Industrial, A.C., Asociación Nacional de Tiendas de Autoservicios y Departamentales, A.C. and NACS, and alternate member of the board of FEMSA and Coca-Cola FEMSA
	Education:	Holds a degree in mechanical engineering from ITESM, an MBA from Cornell University and a master’s degree from IPADE

Compensation of Directors and Senior Management

The compensation of Directors is approved at the AGM. For the year ended December 31, 2013, the aggregate compensation paid to our directors by the Company was approximately Ps. 13 million. In addition, in the year ended December 31, 2013, Coca-Cola FEMSA paid Ps. 6 million in aggregate compensation to the Directors and executive officers of FEMSA who also serve as Directors on the board of Coca-Cola FEMSA.

For the year ended December 31, 2013, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 1,574 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described in Note 17 to our audited consolidated financial statements. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2013, amounts set aside or accrued for all employees under these retirement plans were Ps. 5,608 million, of which Ps. 2,371 million is already funded.

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

As of April 3, 2014, the trust that manages the EVA stock incentive plan held a total of 5,185,186 BD Units of FEMSA and 1,447,606 Series L Shares of Coca-Cola FEMSA, each representing 0.14% and 0.07% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

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

Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of March 14, 2014, 6,922,159,485 Series B Shares representing 74.86% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”

The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of March 14, 2014 beneficially owned by our directors and alternate directors who are participants in the voting trust, other than shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
Beneficial Owner	Shares	Percent of Class	Shares	Percent of Class	Shares	Percent of Class
Eva Garza Lagüera Gonda	2,769,980	0.03%	5,539,960	0.13%	5,539,960	0.13%
Mariana Garza Lagüera Gonda	2,944,090	0.03%	5,888,180	0.14%	5,888,180	0.14%
Barbara Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Paulina Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Consuelo Garza de Garza	69,908,559	0.76%	139,817,118	3.23%	139,817,118	3.23%
Alberto Bailleres González	9,475,196	0.10%	18,950,392	0.44%	18,950,392	0.44%
Alfonso Garza Garza	1,524,095	0.02%	3,048,190	0.07%	3,048,190	0.07%
Max Michel Suberville	17,379,630	0.19%	34,759,260	0.80%	34,759,260	0.80%
Francisco José Calderón Rojas and José Fernando Calderón Rojas(1)	8,317,759	0.09%	16,635,518	0.38%	16,635,518	0.38%
Juan Guichard Michel	9,117,131	0.10%	18,234,262	0.42%	18,234,262	0.42%

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

Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. Each committee has a non-member secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors, the members of which were elected at our AGM on March 14, 2014:

•

Audit Committee. The Audit Committee is responsible for (1) reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements, (2) the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee and (3) identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Pursuant to the Mexican

Securities Law, the chairman of the audit committee is elected by the shareholders at the AGM. The Chairman of the Audit Committee submits a quarterly and an annual report to the board of directors of the Audit Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. The current Audit Committee members are: José Manuel Canal Hernando (Chairman and Financial Expert), Francisco Zambrano Rodríguez, Ernesto Cruz Velázquez de León and Alfonso González Migoya. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Law and applicable U.S. Securities Laws and NYSE listing standards. The Secretary of the Audit Committee is José González Ornelas, head of FEMSA’s internal audit department.

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

•

Corporate Practices Committee. The Corporate Practices Committee is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related party transactions, approve the compensation of the chief executive officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. Pursuant to the Mexican Securities Law, the chairman of the Corporate Practice Committee is elected by the shareholders at the AGM. The Chairman of the Corporate Practices Committee submits a quarterly and an annual report to the board of directors of the Corporate Practices Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The chairman of the Corporate Practices Committee is Alfredo Livas Cantú. The additional members are: Robert E. Denham, Ricardo Saldívar Escajadillo, and Moises Naim. Each member of the Corporate Practices Committee is an independent director. The Secretary of the Corporate Practices Committee is Javier Astaburuaga Sanjines.

Employees

As of December 31, 2013, our headcount by geographic region was as follows: 162,112 in Mexico, 6,220 in Central America, 6,071 in Colombia, 7,919 in Venezuela, 22,412 in Brazil, 2,910 in Argentina, 6 in the United States, 3 in Ecuador, 3 in Peru and 1 in Chile. We include in headcount employees of third-party distributors and non-management store employees. The table below sets forth headcount for the years ended December 31, 2013, 2012 and 2011:

Headcount for the Year Ended December 31,

	2013			2012			2011
	Non-Union	Union	Total	Non-Union	Union	Total	Non-Union	Union	Total
Sub-holding company:
Coca-Cola FEMSA(1)	33,846	51,076	84,922	32,272	41,123	73,395	32,362	37,517	69,879
FEMSA Comercio(2)	64,186	38,803	102,989	59,358	32,585	91,943	56,914	26,906	83,820
Other	9,424	10,322	19,746	9,371	7,551	16,922	8,043	6,628	14,671
Total	107,456	100,201	207,657	101,001	81,259	182,260	97,319	71,051	168,370

(1)	Includes employees of third-party distributors whom we do not consider to be our employees, amounting to 7,837, 9,309 and 9,043 in 2013, 2012 and 2011, respectively.

(2)	Includes non-management store employees, whom we do not consider to be our employees, amounting to 50,862, 50,176 and 48,801 in 2013, 2012 and 2011 respectively.

As of December 31, 2013, our subsidiaries had entered into 447 collective bargaining or similar agreements with personnel employed at our operations. Each of the labor unions in Mexico is associated with one of eight different national Mexican labor organizations. In general, we have a good relationship with the labor unions throughout our operations, except for in Colombia, Venezuela and Guatemala which are or have been the subject of significant labor-related litigation. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA.” The agreements applicable to our Mexican operations generally have an indefinite term and provide for an annual salary review and for review of other terms and conditions, such as fringe benefits, every two years.

The table below sets forth the number of collective bargaining agreements and unions for our employees:

Collective Bargaining Labor Agreements between

Sub-holding Companies and Unions

As of December 31, 2013

	2013
Sub-holding Company	Collective Bargaining Agreements	Labor Unions
Coca-Cola FEMSA	205	95
FEMSA Comercio(1)	112	5
Others	130	40
Total	447	140

(1)	Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to the company as of March 14, 2014. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of March 14, 2014

	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Total Shares of FEMSA Capital Stock
	Shares Owned	Percent of Class	Shares Owned	Percent of Class	Shares Owned	Percent of Class
Shareholder
Technical Committee and Trust Participants under the Voting Trust(4)	6,922,159,485	74.86%	—	—	—	—	38.69%
Aberdeen Asset Management PLC(5)	280,416,440	3.03%	560,832,880	12.98%	560,832,880	12.98%	7.84%
William H. Gates III(6)	278,887,349	3.02%	557,746,980	12.90%	557,746,980	12.90%	7.79%

(1)	As of March 14 2014, there were 2,161,177,770 Series B Shares outstanding.

(2)	As of March 14, 2014, there were 4,322,355,540 Series D-B Shares outstanding.

(3)	As of March 14, 2014, there were 4,322,355,540 Series D-L Shares outstanding.

(4)	As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), J.P. Morgan (Suisse), S.A., as Trustee under a trust (controlled by Paulina Garza Lagüera Gonda), Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Eva Maria Garza Lagüera Gonda, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres González, Maria Teresa Gual Aspe de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the Garza Lagüera family), Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), BBVA Bancomer, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), BBVA Bancomer, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David) and BBVA Bancomer, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard).

(5)	As reported on Schedule 13F filed on January 31, 2014 by Aberdeen Asset Management PLC/UK.

(6)	Includes aggregate shares beneficially owned by Cascade Investments, LLC, over which William H. Gates III has sole voting and dispositive power.

As of March 31, 2014, there were 94 holders of record of ADSs in the United States, which represented approximately 51.5% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

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

On April 30, 2010, José Antonio Fernández Carbajal, our Executive Chairman of the Board, started to serve as a member of the Board of Directors of Heineken Holding, N.V. and the Supervisory Board of Heineken N.V. Javier Astaburuaga Sanjines, our Corporate Vice-President and Chief Financial and Strategic Development Officer, also serves on the supervisory Board of Heineken N.V. as of April 30, 2010. We made purchases of beer in the ordinary course of business from the Heineken Group in the amount of Ps. 9,397 million in 2011, Ps. 11,013 million in 2012 and Ps. 11,865 million in 2013. We also supplied logistics and administrative services to subsidiaries of Heineken for a total of Ps. 2,169 million in 2011, Ps. 2,979 million in 2012 and Ps. 2,412 million in 2013. As of the end of December 31, 2013, 2012 and 2011, our net balance due to Heineken amounted to Ps. 1,885, Ps. 1,477 million and Ps. 1,291 million, respectively.

We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans and bond offerings in the local capital markets, with subsidiaries of BBVA Bancomer, a financial services holding company of which Alberto Bailleres González, Ricardo Guajardo Touché, Carlos Salazar Lomelín, and Barbara Garza Lagüera Gonda, who are also directors of FEMSA, are directors, and for which José Manuel Canal Hernando, also a director of FEMSA, serves as Statutory Auditor. We made interest expense payments and fees paid to BBVA Bancomer in respect of these transactions of Ps. 77 million, Ps. 205 million and Ps. 128 million as of December 31, 2013, 2012 and 2011, respectively. The total amount due to BBVA Bancomer as of the end of December 31, 2013, 2012 and 2011 was Ps. 1,080 million, Ps. 1,136 million and Ps. 1,076 million, respectively, and we also had a receivable balance with BBVA Bancomer of Ps. 2,357 million, Ps. 2,299 million and Ps. 2,791 million, respectively, as of December 31, 2013, 2012 and 2011.

We regularly engage in the ordinary course of business in hedging transactions, and enter into loans and credit line facilities on an arm’s length basis with subsidiaries of Grupo Financiero Banamex, S.A. de C.V., or Grupo Financiero Banamex, a financial services holding company. Herman Harris Fleishman, who is an alternate member of the board of directors of Coca-Cola FEMSA, is also a member of the regional board of directors of Grupo Financiero Banamex. The interest expense and fees paid to Grupo Financiero Banamex for the year ended December 31, 2013 was Ps. 19 million and Coca-Cola FEMSA has accounts payable to Grupo Financiero Banamex which amounted to Ps. 1,962 million on December 31, 2013.

We maintain an insurance policy covering medical expenses for executives issued by Grupo Nacional Provincial, S.A.B., an insurance company of which Alberto Bailleres González and Max Michel Suberville, who are also directors of FEMSA, and Juan Guichard Michel, who is an alternate director of FEMSA, are directors. The aggregate amount of premiums paid under these policies was approximately Ps. 67 million, Ps. 57 million and Ps. 59 million in 2013, 2012 and 2011, respectively.

We, along with certain of our subsidiaries, spent Ps. 92 million, Ps. 124 million and Ps. 86 million in the ordinary course of business in 2013, 2012 and 2011, respectively, in publicity and advertisement purchased from Grupo Televisa, S.A.B., a media corporation in which our Executive Chairman of the Board, José Antonio Fernández Carbajal, and two of our Directors, Alberto Bailleres González and Michael Larson, serve as directors.

Coca-Cola FEMSA, in its ordinary course of business, purchased Ps. 1,814 million, Ps. 1,577 million and Ps. 1,248 million in 2013, 2012 and 2011, respectively, in juices from subsidiaries of Jugos del Valle.

In October 2011, Coca-Cola FEMSA executed certain agreements with affiliates of Grupo Tampico to acquire specific products and services such as plastic cases, certain truck and car brands, as well as auto parts, exclusively for the territories of Grupo Tampico. The agreements provide for certain preferences to be elected as suppliers in Coca-Cola FEMSA’s suppliers’ bidding processes.

FEMSA Comercio, in its ordinary course of business, purchased Ps. 2,860 million, Ps. 2,394 million and Ps. 2,270 million in 2013, 2012 and 2011, respectively, in baked goods and snacks for its stores from subsidiaries of Bimbo, of which Ricardo Guajardo Touché, one of FEMSA’s directors, and Daniel Servitje Montull, one of Coca-Cola FEMSA’s directors, are directors. FEMSA Comercio also purchased Ps. 808 million, Ps. 408 million and Ps. 316 million in 2013, 2012 and 2011, respectively, in juices from subsidiaries of Jugos del Valle.

José Antonio Fernández Carbajal, Eva Maria Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Ricardo Guajardo Touché, Carlos Salazar Lomelín, Alfonso Garza Garza and Armando Garza Sada, who are directors or alternate directors of FEMSA, are also members of the board of directors of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries. For the years ended December 31, 2013, 2012 and 2011, donations to ITESM amounted to Ps. 78 million, Ps. 109 million and Ps. 81 million, respectively.

José Antonio Fernández Carbajal, Carlos Salazar Lomelín, Alfonso Garza Garza, Federico Reyes Garcia, and Javier Astaburuaga Sanjines, who are directors, alternate directors and senior officers of FEMSA, are also members of the board of directors of Fundación FEMSA, A.C., which is a social investment instrument for communities in Latin America. For the years ended December 31, 2013, 2012 and 2011, donations to Fundación FEMSA, A.C. amounted to Ps. 27 million, Ps. 864 million and Ps. 46 million, respectively.

Business Transactions between Coca-Cola FEMSA, FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with The Coca-Cola Company and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total expenses charged to Coca-Cola FEMSA by The Coca-Cola Company for concentrates were approximately Ps. 22,988 million, Ps. 23,886 million and Ps. 20,882 million in 2013, 2012 and 2011, respectively. Coca-Cola FEMSA and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to Coca-Cola FEMSA’s coolers, bottles and case investment program. Coca-Cola FEMSA received contributions to its marketing expenses of Ps. 4,206 million, Ps. 3,018 million and Ps. 2,595 million in 2013, 2012 and 2011, respectively.

In December 2007 and in May 2008, Coca-Cola FEMSA sold most of its proprietary brands to The Coca-Cola Company. The proprietary brands are now being licensed back to Coca-Cola FEMSA by The Coca-Cola Company pursuant to Coca-Cola FEMSA’s bottler agreements. The December 2007 transaction was valued at US$ 48 million and the May 2008 transaction was valued at US$ 16 million. Revenues from the sale of proprietary brands realized in prior years in which Coca-Cola FEMSA has a significant continuing involvement are deferred and amortized against the related costs of future sales over the estimated sales period. The balance to be amortized amounted to Ps. 37 million, Ps. 98 million and Ps. 302 million as of December 31, 2013, 2012 and 2011, respectively. The short-term portions to be amortized amounted to Ps. 37 million, Ps. 61 million and Ps. 197 million as of December 31, 2013, 2012 and 2011, respectively. The short-term portions are included in other current liabilities. The long-term portions are included in other liabilities.

In Argentina, Coca-Cola FEMSA purchases its pre-formed plastic ingots, as well as its returnable plastic bottles from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina, S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil in which The Coca-Cola Company has a substantial interest.

In Argentina, Coca-Cola FEMSA mainly uses High Fructose Corn Syrup that Coca-Cola FEMSA purchases from several different local suppliers as a sweetener in its products. Coca-Cola FEMSA purchases glass bottles, plastic cases and other raw materials from several domestic sources. Coca-Cola FEMSA purchases pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a bottler of The Coca-Cola Company with operations in Argentina, Chile and Brazil, and other local suppliers. Coca-Cola FEMSA also acquires pre-formed plastic ingots from ALPLA Avellaneda S.A. and other suppliers.

In November 2007, Administración S.A.P.I., a Mexican company owned directly or indirectly by Coca-Cola FEMSA and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In 2008,

Coca-Cola FEMSA, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and the Brazilian operations, respectively, of Jugos del Valle. Taking into account the participation held by Grupo Yoli, as of April 4, 2014 Coca-Cola FEMSA held an interest of 26.2% in the Mexican joint business. Jugos del Valle sells fruit juice-based beverages and fruit derivatives. In August 2010, Coca-Cola FEMSA acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, Leão Alimentos, manufacturer and distributor of the Matte Leao tea brand. In January 2013, Coca-Cola FEMSA’s Brazilian joint business of Jugos del Valle merged with Leão Alimentos. Taking into account Coca-Cola FEMSA’s participation and the participations held by Companhia Fluminense and Spaipa, as of April 4, 2014, Coca-Cola FEMSA had a 26.1% indirect interest in Leao Alimentos in Brazil.

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

In September 2010, FEMSA sold Promotora de Marcas Nacionales, S. de R.L. de C.V. to The Coca-Cola Company. Promotora de Marcas Nacionales, S. de R.L. de C.V. was the owner of the Mundet brands of soft drinks in Mexico.

In March 2011, Coca-Cola FEMSA, together with The Coca-Cola Company and through Compañía Panameña de Bebidas, S.A.P.I. de C.V., acquired Estrella Azul, a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama. Coca-Cola FEMSA continues to develop this business with The Coca-Cola Company.

In March 2011, Coca-Cola FEMSA entered along with The Coca-Cola Company, through Compañía Panameña de Bebidas, S.A.P.I. de C.V., into several credit agreements, or the Credit Facilities, the proceeds of which were used to lend an aggregate amount of US$ 112.3 million to Estrella Azul. Subject to certain events which could have led to an acceleration of payments, the principal balance of the Credit Facilities was payable in one installment on March 24, 2021. In March 2014, these Credit Facilities were paid in full.

In August 2012, Coca-Cola FEMSA acquired, through Jugos del Valle, an indirect participation in Santa Clara Mercantil de Pachuca, S.A. de C.V., or Santa Clara, a producer of milk and dairy products in Mexico. As of April 4, 2014, Coca-Cola FEMSA held an indirect participation of 26.2% in Santa Clara.

On January 25, 2013, Coca-Cola FEMSA closed the transaction with The Coca-Cola Company to acquire a 51% non-controlling majority stake in CCBPI for US$ 688.5 million (Ps. 8,904 million) in an all-cash transaction. Coca-Cola FEMSA has an option to acquire the remaining 49% stake in CCBPI at any time during the seven years following the closing date. Coca-Cola FEMSA also has a put option to sell its ownership in CCBPI to The Coca-Cola commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date. Coca-Cola FEMSA currently manages the day-to-day operations of the business; however, during a four-year period ending January 25, 2017 the business plan and other operational decisions must be taken jointly with The Coca-Cola Company. Coca-Cola FEMSA currently recognizes the results of CCBPI using the equity method.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See pages F-1 through F-188, incorporated herein by reference.

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

Coca-Cola FEMSA

Mexico

Antitrust Matters

During 2000, the CFCE, pursuant to complaints filed by PepsiCo and certain of its bottlers in Mexico, began an investigation of The Coca-Cola Company Export Corporation (TCECC) and the Mexican Coca-Cola bottlers for alleged monopolistic practices through exclusivity arrangements with certain retailers. Nine of Coca-Cola FEMSA’s Mexican subsidiaries, including those that it acquired as a result of its merger with Grupo CIMSA, Grupo Tampico’s beverage division, and Grupo Fomento Queretano, are involved in this matter. After the corresponding legal proceedings in 2008, a Mexican Federal Court rendered an adverse judgment against three out of Coca-Cola FEMSA’s nine Mexican subsidiaries involved in the proceedings, upholding a fine of approximately Ps. 10.5 million imposed by CFCE on each of the three subsidiaries and ordering the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealings. On August 7, 2012, the court dismissed and denied an appeal that Coca-Cola FEMSA filed on behalf of Grupo Fomento Queretano, which had received an adverse judgment. Coca-Cola FEMSA filed a motion for reconsideration on September 12, 2012 which was resolved on March 22, 2013 confirming the Ps.10.5 million fine imposed by the CFCE. With respect to the complaints against the remaining six subsidiaries, a favorable resolution was rendered in Mexican Federal Court and, consequently, the CFCE withdrew the fines and ruled in favor of six of Coca-Cola FEMSA’s subsidiaries on the grounds of insufficient evidence to prove individual and specific liability in the alleged antitrust violations.

In addition, among the companies involved in the 2000 complaint filed by PepsiCo and other bottlers in Mexico, were some of Coca-Cola FEMSA’s less significant subsidiaries acquired with the Grupo Yoli merger. On June 30, 2005, the CFCE imposed a fine on one of Coca-Cola FEMSA’s subsidiaries for approximately Ps.10.5 million. A motion for reconsideration on this matter was filed on September 21, 2005, which was resolved by the CFCE confirming the original resolution on December 1, 2005. An amparo claim was filed against said resolution and a Federal Court issued a favorable resolution in Coca-Cola FEMSA’s benefit. Both the CFCE and PepsiCo filed appeals against said resolution and a Circuit Court in Acapulco, Guerrero resolved to request the CFCE to issue a new resolution regarding the Ps.10.5 million fine. CFCE then fined Coca-Cola FEMSA’s subsidiary again, for the same amount. A new amparo claim was filed against said resolution. On May 17, 2012, such new amparo claim was resolved, again in favor of one of Coca-Cola FEMSA’s subsidiaries, requesting the CFCE to recalculate the amount of the fine. The CFCE maintained the amount of the fine in a new resolution which Coca-Cola FEMSA challenged through a new amparo claim filed on July 31, 2013 before a District Judge in Acapulco, Guerrero and is awaiting final resolution.

In February 2009, the CFCE began a new investigation of alleged monopolistic practices consisting of sparkling beverage sales subject to exclusivity agreements and the granting of discounts and/or benefits in exchange for exclusivity arrangements with certain retailers. In December 2011, the CFCE closed this investigation on the grounds of insufficient evidence of monopolistic practices by The Coca-Cola Company and its bottlers. However, on February 9, 2012 the plaintiff appealed the decision of the CFCE. The CFCE confirmed its initial ruling. In a related case, a Circuit Court has ruled that the CFCE must reexamine part of the evidence originally provided by a plaintiff. It is currently unclear how the CFCE will rule upon this appeal.

Brazil

Antitrust Matters

Several claims have been filed against Coca-Cola FEMSA by private parties that allege anticompetitive practices by its Brazilian subsidiaries. The plaintiffs are Ragi (Dolly), a Brazilian producer of “B Brands,” and PepsiCo, alleging anticompetitive practices by Spal Indústria Brasileira de Bebidas, S.A. and Recofarma Indústria do Amazonas Ltda. Of the four claims Dolly filed against Coca-Cola FEMSA, the only one that remained concerns a denial of access to common suppliers. The competent authorities established an administrative proceeding against Coca-Cola FEMSA’s Brazilian subsidiary and Coca-Cola Indústrias Ltda. for alleged unfair competition practices. In September 2013, the Administrative Council of Economic Defense, or CADE, issued a final decision dismissing the claim for lack of evidence.

Of the two claims made by PepsiCo, the first concerns exclusivity arrangements at the point of sale, and the second is an alleged corporate espionage allegation against the Pepsi bottler, BAESA, which the Ministry of Economy recommended to be dismissed for lack of evidence. Under Brazilian law, each of these claims could result in substantial monetary fines and other penalties. Regarding the claims made by Pepsico, in December 2012, the CADE issued a final decision dismissing the claim related to exclusivity arrangements at the point of sale. Also in December 2012, CADE issued a technical note advocating dismissal of the claim related to an alleged corporate espionage against the Pepsi bottler, BAESA, for lack of evidence. In December 2013, CADE rendered a final decision dismissing the claim.

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

The following table sets forth information regarding our capital stock as of March 31, 2014:

	Number	Percentage of Capital	Percentage of Full Voting Rights
Class
Series B Shares (no par value)	9,246,420,270	51.68%	100%
Series D-B Shares (no par value)	4,322,355,540	24.16%	0%
Series D-L Shares (no par value)	4,322,355,540	24.16%	0%
Total Shares	17,891,131,350	100%	100%
Units
BD Units	2,161,177,770	60.40%	23.47%
B Units	1,417,048,500	39.60%	76.63%
Total Units	3,578,226,270	100%	100%

Trading Markets

Since May 11, 1998, ADSs representing BD Units have been listed on the NYSE, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADS represents 10 BD Units deposited under the deposit agreement with the ADS depositary. As of March 31, 2014, approximately 51.5% of BD Units traded in the form of ADSs.

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

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Comisión Nacional Bancaria y de Valores, or CNBV. Most securities traded on the Mexican Stock Exchange, including ours, are on deposit with S.D. Indeval Instituto para el Depósito de Valores S.A. de C.V., which we refer to as Indeval, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Price History

The following tables set forth, for the periods indicated, the reported high, low and closing sale prices and the average daily trading volumes for the B Units and BD Units on the Mexican Stock Exchange and the reported high, low and closing sale prices and the average daily trading volumes for the ADSs on the NYSE.

	B Units(1)
	Nominal pesos			Close US$(4)	Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)
2009	57.00	30.50	55.00	4.21	300
2010	57.99	44.00	57.98	4.68	1,629
2011	81.00	50.00	78.05	5.59	1,500
2012
First Quarter	82.00	75.00	80.50	6.28	872
Second Quarter	97.00	83.00	97.00	7.17	140
Third Quarter	94.00	89.70	91.49	6.95	3,615
Fourth Quarter	99.00	88.50	99.00	7.65	2,033
2013
First Quarter	121.80	99.00	117.00	9.50	1,046
Second Quarter	126.00	102.00	115.23	8.87	5,266
Third Quarter	120.00	107.00	114.00	8.67	4,260
Fourth Quarter	111.00	102.00	106.00	8.09	74,261
October	111.00	103.00	106.00	8.15	8,373
November	104.00	102.00	104.00	7.93	8,781
December	106.30	103.00	106.00	8.09	260,463
2014
January	106.90	103.00	103.00	7.71	2,168
February	106.48	104.00	106.48	8.05	101
March	106.00	106.00	106.00	8.12	484
First Quarter	106.90	103.00	106.00	8.12	271

(1)	The prices and average daily trading volume for the B Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the B Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the U.S. Federal Reserve Board using the period-end exchange rate.

	BD Units(1)
	Nominal pesos			Close US$(4)	Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)
2009	63.20	30.49	62.65	4.80	3,011,747
2010	71.21	53.22	69.32	5.60	3,177,203
2011	97.80	64.01	97.02	6.95	2,709,323
2012
First Quarter	105.33	88.64	105.33	8.22	2,865,624
Second Quarter	121.25	105.73	119.03	8.80	1,955,790
Third Quarter	121.27	108.26	118.56	9.01	2,162,873
Fourth Quarter	130.64	116.41	129.31	9.99	2,135,503
2013
First Quarter	147.24	129.11	138.97	11.28	2,359,740
Second Quarter	151.72	121.59	131.31	10.11	3,025,003
Third Quarter	135.12	123.61	127.00	9.65	3,417,003
Fourth Quarter	131.76	117.05	126.40	9.65	3,133,631
October	131.76	118.33	122.05	9.39	2,704,219
November	126.10	117.05	125.94	9.61	3,158,088
December	128.16	120.92	126.40	9.65	3,602,998
2014
January	126.17	119.68	123.03	9.21	3,137,376
February	121.13	112.88	113.49	8.58	2,500,455
March	122.05	109.62	121.61	9.31	3,516,369
First Quarter	126.17	109.62	121.61	9.31	3,063,251

(1)	The prices and average daily trading volume for the BD Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the BD Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the U.S. Federal Reserve Board using the period-end exchange rate.

	ADSs(1)
	U.S. dollars			Average Daily Trading Volume (ADSs)
	High(2)	Low(2)	Close(3)
2009	49.00	19.91	47.88	1,188,775
2010	57.38	40.49	55.92	534,197
2011	73.00	52.67	69.71	553,338
2012
First Quarter	82.27	52.95	82.27	525,762
Second Quarter	89.25	77.19	89.25	567,603
Third Quarter	92.26	82.31	91.98	554,361
Fourth Quarter	101.70	88.56	100.70	494,332
2013
First Quarter	114.91	101.30	113.50	581,561
Second Quarter	124.96	91.41	103.19	698,259
Third Quarter	106.11	92.57	97.09	565,178
Fourth Quarter	100.23	88.66	97.87	571,771
October	100.23	91.65	93.30	580,349
November	94.95	88.66	94.95	622,126
December	97.99	92.24	97.87	514,419
2014
January	96.94	89.89	90.24	613,353
February	91.20	85.00	85.62	730,915
March	93.24	82.59	93.24	637,430
First Quarter	96.94	82.59	93.24	658,259

(1)	Each ADS is comprised of 10 BD Units. Prices and average daily trading volume were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

ITEM 10.	ADDITIONAL INFORMATION

Bylaws

The following is a summary of the material provisions of our bylaws and applicable Mexican law. Our bylaws were last amended on April 22, 2008. For a description of the provisions of our bylaws relating to our board of directors and executive officers, See “Item 6. Directors, Senior Management and Employees.”

Organization and Registry

We are a sociedad anónima bursátil de capital variable organized in Mexico under the Ley General de Sociedades Mercantiles (Mexican General Corporations Law) and the Mexican Securities Law. We were incorporated in 1936 under the name Valores Industriales, S.A., as a sociedad anónima, and are currently named Fomento Económico Mexicano, S.A.B. de C.V. We are registered in the Registro Público de la Propiedad y del Comercio (Public Registry of Property and Commerce) of Monterrey, Nuevo León.

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

Taxation

The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our ADSs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our ADSs, whom we refer to as a U.S. holder, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of ADSs or investors who hold our ADSs as part of a hedge, straddle, conversion or integrated transaction, partnerships that hold ADSs, or partners therein, or investors who have a “functional currency” other than the U.S. dollar. This summary deals only with U.S. holders that will hold our ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the voting shares (including ADSs) of the company.

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

Taxation of Dividends. Under Mexican income tax law, dividends, either in cash or in kind, paid with respect to our shares represented by our ADSs are not subject to Mexican withholding tax if such dividends were distributed from the net taxable profits generated before 2014. Dividends distributed from the net taxable profits generated after or during 2014 will be subject to Mexican withholding tax at a rate of 10%. See “Item 4. Information on the Company—Regulatory Matters—Mexican Tax Reform.”

Taxation of Dispositions of ADSs. Gains from the sale or disposition of ADSs by non-resident holders will not be subject to Mexican tax, if the disposition is carried out through a stock exchange recognized under applicable Mexican tax law and the transferor is resident of a country with which Mexico has entered into a tax treaty for the avoidance of double taxation; if the transferor is not a resident of such a country, the gain will be taxable at the rate of 10%, in which case the tax will be withheld by the financial intermediary.

In compliance with certain requirements, gains on the sale or other disposition of ADSs made in circumstances different from those set forth in the prior paragraph generally would be subject to Mexican tax, at the general rate of 25% of the gross income, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of our ADSs in a transaction that is not carried out through the Mexican Stock Exchange or other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our outstanding capital stock (including shares represented by our ADSs) within the 12-month period preceding such sale or other disposition. Deposits of shares in exchange for ADSs and withdrawals of shares in exchange for our ADSs will not give rise to Mexican tax.

Other Mexican Taxes. There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of our ADSs. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of our ADSs.

United States Taxation

Taxation of Dividends. The gross amount of any dividends paid with respect to our shares represented by our ADSs generally will be included in the gross income of a U.S. holder as foreign source dividend income on the day on which the dividends are received by the ADS depositary and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the ADS depositary (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their tax advisors regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs is subject to taxation at the reduced rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2013 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2014 taxable year. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

Taxation of Capital Gains. A gain or loss realized by a U.S. holder on the sale or other taxable disposition of ADSs will be subject to U.S. federal income taxation as a capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the ADSs (each calculated in dollars). Any such gain or loss will be a long-term capital gain or loss if the ADSs were held for more than one year on the date of such sale. Any long-term capital gain recognized by a U.S. holder that is an individual is subject to a reduced rate of federal income taxation. The deduction of capital losses is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gains or losses for U.S. federal income tax purposes.

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

In February 2010, Coca-Cola FEMSA’s main shareholders, FEMSA and The Coca-Cola Company, amended the shareholders agreement, and Coca-Cola FEMSA’s bylaws were amended accordingly. The amendment mainly related to changes in the voting requirements for decisions on: (1) ordinary operations within an annual business plan and (2) appointment of the chief executive officer and all officers reporting to him, all of which now may be taken by the board of directors by simple majority voting. Also, the amendment provided that payment of dividends, up to an amount equivalent to 20% of the preceding years’ retained earnings, may be approved by a simple majority of the shareholders. Any decision on extraordinary matters, as they are defined in Coca-Cola FEMSA’s bylaws and which include, among other things, any new business acquisition, business combinations, or any change in the existing line of business, shall require the approval of the majority of the members of the board of directors, with the vote of two of the members appointed by The Coca-Cola Company. Also, any decision related to such extraordinary matters or any payment of dividends above 20% of the preceding years’ retained earnings shall require the approval of a majority of the shareholders of Coca-Cola FEMSA’s Series A and Series D Shares voting together as a single class.

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

The Coca-Cola Memorandum

In connection with the acquisition of Panamco, in 2003, Coca-Cola FEMSA established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and our company that were memorialized in writing prior to completion of the acquisition. Although the memorandum has not been amended, Coca-Cola FEMSA continues to develop its relationship with The Coca-Cola Company (through, inter alia, acquisitions and taking on new product categories), and Coca-Cola FEMSA therefore believes that the memorandum should be interpreted in the context of subsequent events, some of which have been noted in the description below. The principal terms are as follows:

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

•

Sustainable growth of sparkling beverages, still beverages and waters: Together with The Coca-Cola Company, Coca-Cola FEMSA has defined a platform to jointly pursue incremental growth in the sparkling beverage category, as well as accelerated development of still beverages and waters across Latin America. To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase for marketing support of the entire portfolio. In addition, the framework contemplates a new, all-encompassing business model for the development, organically and through acquisitions, of still beverages and waters that further aligns Coca-Cola FEMSA’s and The Coca-Cola Company’s objectives and should contribute to incremental long-term value creation at both companies. With this objective in mind, Coca-Cola FEMSA has jointly acquired the Brisa bottled water business in Colombia, it has a joint venture with respect to the Jugos del Valle products in Mexico and Brazil, and has agreements to develop the Crystal water business and the Matte Leão business in Brazil jointly with other bottlers and the business of Estrella Azul in Panama. During 2011, Coca-Cola FEMSA and The Coca-Cola Company entered into a joint venture to develop certain coffee products in Coca-Cola FEMSA’s territories. In addition, during 2012 Coca-Cola FEMSA acquired, through Jugos del Valle, an indirect participation in Santa Clara, producer of milk and dairy products in Mexico.

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

Bottler Agreements

Bottler agreements are the standard agreements for each territory that The Coca-Cola Company enters into with bottlers. Pursuant to its bottler agreements, Coca-Cola FEMSA is authorized to manufacture, sell, and distribute Coca-Cola trademark beverages within specific geographic areas, and is required to purchase concentrate in all of its territories from companies designated by The Coca-Cola Company, and sweeteners from companies authorized by The Coca-Cola Company, for all of its Coca-Cola trademark beverages.

These bottler agreements also provide that Coca-Cola FEMSA will purchase its entire requirement of concentrate for Coca-Cola trademark beverages from The Coca-Cola Company and other authorized suppliers at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion. Concentrate prices for sparkling beverages are determined as a percentage of the weighted average retail price in local currency, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, Coca-Cola FEMSA sets the price of products sold to customers at its discretion, subject to the applicability of price restraints. Coca-Cola FEMSA has the exclusive right to distribute Coca-Cola trademark beverages for sale in its territories in authorized containers of the nature prescribed by the bottler agreements and currently used by Coca-Cola FEMSA. These containers include various configurations of cans and returnable and non-returnable bottles made of glass, aluminum and plastic and fountain containers.

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

The Coca-Cola Company contributed a significant portion of Coca-Cola FEMSA’s total marketing expenses in its territories during 2013 and has reiterated its intention to continue providing such support as part of its new cooperation framework. Although Coca-Cola FEMSA believes that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “—Shareholders Agreement.”

Coca-Cola FEMSA has separate bottler agreements with The Coca-Cola Company for each of the territories in which it operates, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of December 31, 2013, Coca-Cola FEMSA had nine bottler agreements in Mexico: (i) the agreements for Mexico’s Valley territory, which expire in April 2016 and June 2023, (ii) the agreements for the Central territory, which expire in August 2014 (two agreements), May 2015 and July 2016, (iii) the agreement for the Northeast territory, which expires in September 2014, (iv) the agreement for the Bajio territory, which expires in May 2015, and (v) the agreement for the Southeast territory, which expires in June 2023. As of December 31, 2013, we had four bottler agreements in Brazil, two expiring in October 2017 and the other two expiring in April 2024. Coca-Cola FEMSA’s bottler agreements with The Coca-Cola Company will expire for its territories in other countries as follows: Argentina in September 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016 and Panama in November 2014.

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

•

FEMSA’s commitment to not increase its holding in Heineken Holding N.V. above 20% and to not increase its holding in the Heineken Group above a maximum 20% economic interest (subject to certain exceptions); and

•

FEMSA’s agreement not to transfer any shares in Heineken N.V. or Heineken Holding N.V. for a five-year period, subject to certain exceptions, including among others, (i) beginning in the third anniversary, the right to sell up to 1% of all outstanding shares of each of Heineken N.V. and Heineken Holding N.V. in each calendar quarter, and (ii) beginning in the third anniversary, the right to dividend or distribute to its shareholders each of Heineken N.V. and Heineken Holding N.V. shares.

Under the Corporate Governance Agreement, FEMSA is entitled to nominate two representatives to the Heineken Supervisory Board, one of whom will be appointed as Vice Chairman of the board of Heineken N.V. and will also serve as a representative of FEMSA on the Heineken Holding N.V. Board of Directors. Our nominees for appointment to the Heineken Supervisory Board were José Antonio Fernández Carbajal, our Executive Chairman of the Board, and Javier Astaburuaga Sanjines, our Corporate
Vice-President and Chief Financial and Strategic Development Officer, who were both approved by Heineken N.V.’s general meeting of shareholders. Mr. José Antonio Fernández was also approved to the Heineken Holding N.V. Board of Directors by the general meeting of shareholders of Heineken Holding N.V.

In addition, the Heineken Supervisory Board has created an Americas committee to oversee the strategic direction of the business in the American continent and assess new business opportunities in that region. The Americas committee consists of two existing members of the Heineken Supervisory Board and one FEMSA representative, who acts as the chairman. The chairman of the Americas committee is José Antonio Fernández Carbajal, our Executive Chairman of the Board.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2013, we had outstanding total debt of Ps. 76,748 million, of which 18.9% bore interest at variable interest rates and 81.1% bore interest at fixed interest rates. Swap contracts held by us effectively switch a portion of our variable rate indebtedness into fixed-rate indebtedness. After giving effect to these contracts, as of December 31, 2013, 58.6% of our total debt was fixed rate and 41.4% of our total debt was variable rate (the total amount of the debt and the amounts of the variable rate debt and fixed rate debt used in the calculation of this percentage considers converting only the units of investments debt for the related cross currency swap, and it also includes the effect of related interest rate swaps). The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate, or LIBOR, (a benchmark rate used for Eurodollar loans), the Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate, or TIIE), and the Certificados de la Tesorería (Treasury Certificates, or CETES) rate. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our derivative financial instruments that are sensitive to changes in interest rates and exchange rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2013, plus spreads contracted by us. Our derivative financial instruments’ current payments are denominated in U.S. dollars and Mexican pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2013 exchange rate of Ps. 13.0765 per U.S. dollar.

The table below also includes the estimated fair value as of December 31, 2013 of:

•

short and long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;

•	long-term notes payable and capital leases, based on quoted market prices; and

•	cross currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2013.

As of December 31, 2013, the fair value represents a decrease in total debt of Ps. 1,194 million less than book value due to a decrease in the interest rate in the United States.

Principal by Year of Maturity

	At December 31, 2013								At December 31, 2012
	2014	2015	2016	2017	2018	2019 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of Mexican pesos, except for percentages)
Short-term debt:
Fixed rate debt:
Argentine pesos:
Bank loans	495	—	—	—	—	—	495	489	291	291
Interest rate(1)	25.4%	—	—	—	—	—	25.4%	25.4%	19.2%	—
Variable rate debt:
Brazilian reais:
Bank loans	34	—	—	—	—	—	34	34	19	19
Interest rate(1)	9.7%	—	—	—	—	—	9.7%	9.7%	8.1%	—
U.S. dollars:
Bank loans	—	—	—	—	—	—	—	—	3,903	3,899
Interest rate(1)	—	—	—	—	—	—	—	—	0.6%	—

Subtotal	529	—	—	—	—	—	529	523	4,213	4,209

Long-term debt:
Fixed rate debt:
U.S. dollars:
Senior Notes (Coca-Cola FEMSA)	—	—	—	—	13,022	21,250	34,272	35,327	6,458	7,351
Interest rate(1)	—	—	—	—	2.4%	4.4%	3.7%	3.7%	4.6%	—
Senior Notes due 2023	—	—	—	—	—	3,736	3,736	3,486	—	—
Interest rate(1)						2.9%	2.9%	2.9%
Senior Notes due 2043	—	—	—	—	—	8,377	8,377	7,566	—	—
Interest rate(1)						4.4%	4.4%	4.4%
Bank Loans	97	26				—	123	125
Interest rate(1)	3.8%	3.8%	—	—	—	—	3.8%	3.8%	—	—
Mexican Pesos:
Units of Investment (UDIs)	—	—	—	3,630	—		3,630	3,630	3,567	3,567
Interest rate(1)				4.2%			4.2%	4.2%	4.2%
Domestic Senior Notes	—	—	—	—	—	9,987	9,987	9,427	2,495	2,822
Interest rate(1)	—	—	—	—	—	6.2%	6.2%	6.2%	8.3%	—
Brazilian reais:
Bank loans	66	72	65	63	29	42	337	311	119	114
Interest rate(1)	3.2%	2.9%	3.0%	3.0%	3.4%	3.1%	3.1%	3.1%	3.8%	—
Finance leases	242	216	184	157	84	82	965	817	11	11
Interest rate(1)	4.7%	4.7%	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	4.5%	—
Argentine Pesos:
Bank Loans	259	71	28	—	—	—	358	327	529	514
Interest rate(1)	21.8%	16.8%	15.3%	—	—	—	20.3%	20.3%	19.9%	—
Subtotal	664	385	277	3,850	13,135	43,474	61,785	61,016	13,179	14,379
Variable rate debt:
U.S. Dollars:
Bank Loans	—	—	1,566	—	4,277	—	5,843	5,897	7,990	8,008
Interest rate(1)	—	—	1.1%	—	0.8%	—	0.9%	0.9%	0.9%	—
Mexican pesos:
Domestic Senior Notes	—	—	2,517	—	—	—	2,517	2,500	6,011	5,999
Interest rate(1)	—	—	3.9%	—	—	—	3.9%	3.9%	5.0%	—
Bank Loans	1,368	2,764	—	—	—	—	4,132	4,205	4,380	4,430
Interest rate(1)	4.0%	4.0%	—	—	—	—	4.0%	4.0%	5.1%	—
Argentine pesos:
Bank loans	180	—	—	—	—	—	180	179	106	106
Interest rate(1)	25.7%	—	—	—	—	—	25.7%	25.7%	22.9%	—
Brazilian reais:
Bank loans	138	18	11	—	—	—	167	167	106	—
Interest rate(1)	11.3%	11.3%	11.3%	—	—	—	11.3%	11.3%	8.9%	—
Finance leases	35	39	26	—	—	—	100	100	149	149
Interest rate(1)	10.0%	10.0%	10.0%	—	—	—	10.0%	10.0%	10.5%	—
Colombian pesos:
Bank loans	913	582	—	—	—	—	1,495	1,490	1,023	990
Interest rate(1)	5.6%	5.7%	—	—	—	—	5.7%	5.7%	6.8%	—
Finance leases	—	—	—	—	—	—	—	—	185	186
Interest rate(1)	—	—	—	—	—	—	—	—	6.8%	—

Subtotal	2,634	3,403	4,120	—	4,277	—	14,434	14,538	19,950	19,868

Total long-term debt	3,298	3,788	4,397	3,850	17,412	43,474	76,219	75,554	33,129	34,247

	At December 31, 2013								At December 31, 2012
	2014	2015	2016	2017	2018	2019 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of Mexican pesos, except for percentages)
Derivative financial instruments:
Interest rate swaps:
Mexican pesos:
Variable to fixed	575	1,963	—	—	—	—	2,538	—	6,325	—
Interest pay rate(1)	8.4%	8.6%	—	—	—	—	8.6%	—	8.4%	—
Interest receive rate(1)	4.0%	4.0%	—	—	—	—	4.0%	—	5.0%	—
Cross currency swaps:
Units of Investment (UDIs) to Mexican pesos and variable rate Fixed to variable	—	—	—	2,500	—	—	2,500	—	2,500	—
Interest pay rate(1)	—	—	—	4.1%	—	—	4.1%	—	4.7%	—
Interest receive rate(1)	—	—	—	4.2%	—	—	4.2%	—	4.2%	—
U.S. dollars to Mexican pesos Variable to variable	—	—	—	—	—	—	—	—	2,553	—
Interest pay rate(1)	—	—	—	—	—	—	—	—	3.7%	—
Interest receive rate(1)	—	—	—	—	—	—	—	—	1.4%	—
Fixed to variable	—	—	—	—	—	11,403	11,403	—	—	—
Interest pay rate(1)	—	—	—	—	—	5.1%	5.1%	—	—	—
Interest receive rate(1)	—	—	—	—	—	4.0%	4.0%	—	—	—
Fixed to fixed	1,308	—	—	—	—	1,267	2,575	—	—	—
Interest pay rate(1)	8.7%	—	—	—	—	5.7%	7.2%	—	—	—
Interest receive rate(1)	4.6%	—	—	—	—	2.9%	3.8%	—	—	—
U.S. dollars to Brazilian reais Fixed to variable	50	83	—	—	5,884	—	6,017	—	—	—
Interest pay rate(1)	12.1%	12.0%	—	—	9.5%	—	9.5%	—	—	—
Interest receive rate(1)	3.6%	3.9%	—	—	2.7	—	2.7	—	—	—
Variable to variable	—	—	—	—	18,046	—	18,046	—	—	—
Interest pay rate(1)	—	—	—	—	9.5%	—	9.5%	—	—	—
Interest receive rate(1)	—	—	—	—	1.5%	—	1.5%	—	—	—

(1)	Weighted average interest rate.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to variable-rate liabilities held at FEMSA as of December 31, 2013 would increase our interest expense by approximately Ps. 332 million, or 7.6%, over the 12-month period of 2014, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country in which we operate, relative to the U.S. dollar. In 2013, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency At December 31, 2013

Region	Currency	% of Consolidated Total Revenues
Mexico and Central America(1)	Mexican peso and others	66.4%
Venezuela	Bolívar fuerte	12.2%
South America	Brazilian real, Argentine peso, Colombian peso	21.4%

(1)	Mexican peso, Quetzal, Balboa, Colón and U.S. dollar.

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2013, after giving effect to all cross currency swaps, 46.5% of our long-term indebtedness was denominated in Mexican pesos, 16.8% was denominated in U.S. dollars, 2.0% was denominated in Colombian pesos, 0.7% was denominated in Argentine pesos and 34.0% was denominated in Brazilian reais. We also have short-term indebtedness, which consists of bank loans in Argentine pesos, Brazilian reais, and U.S. dollars. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency-denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency-denominated long-term indebtedness is increased.

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar-denominated debt obligations as shown in the interest risk table above. We occasionally utilize financial derivative instruments to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies.

As of December 31, 2013, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and Euros. The notional amount of these forward agreements was Ps. 3,616 million, for which we have recorded a fair value liability of Ps. 16 million. The maturity date of these forward agreements is in 2014 and 2015. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2013, a gain of Ps. 1,710 million was recorded in our consolidated results.

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

As of December 31, 2012, we had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations. The notional amount of these options was Ps. 982 million, for which we have recorded a net fair value asset of Ps. 47 million as part of cumulative other comprehensive income. The maturity date of these options is in 2013. At December 31, 2013, the Company had no outstanding options to purchase U.S. dollars.

As of December 31, 2011, we had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations. The notional amount of these options was Ps. 1,901 million, for which we have recorded a net fair value asset of Ps. 300 million as part of cumulative other comprehensive income. The maturity date of these options was in 2012.

The following table illustrates the effects that hypothetical fluctuations in the exchange rates of the U.S. dollar and the Euro relative to the Mexican peso, and the U.S. dollar relative to the Brazilian real and Colombian peso, would have on our equity and profit or loss:

Foreign Currency Risk(1)(2)	Change in Exchange Rate	Effect on Equity		Effect on Profit or Loss
2013
FEMSA	+7%MXN/EUR	Ps.	(157)	Ps.	—
	-7% MXN/EUR		157		—
Coca-Cola FEMSA	+11%MXN/USD		67		—
	+13%BRL/USD		86		—
	+6%COP/USD		19		—
	-11%MXN/USD		(67)		—
	-13%BRL/USD		(86)		—
	-6%COP/USD		(19)		—
2012
FEMSA	+9%MXN/EUR/	Ps.	(250)	Ps.	—
	+11%MXN/USD
	-9%MXN/EUR/		104		—
	-11%MXN/USD
Coca-Cola FEMSA	-11%MXN/USD		(204)		—
2011
FEMSA	+13%MXN/EUR/	Ps.	(189)	Ps.	—
	+15%MXN/USD
	-13%MXN/EUR/		191		—
	-15%MXN/USD
Coca-Cola FEMSA	-15%MXN/USD		(352)		(127)

(1)	The sensitivity analysis effects include all subsidiaries of the Company.

(2)	Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.

As of December 31, 2013, we had (i) cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 50 million that expire in 2014, for which we have recorded a net fair value asset of Ps. 5 million; (ii) cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 83 million that expire in 2015, for which we have recorded a net fair value asset of Ps. 11 million; (iii) cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 2,500 million that expire in 2017, for which we have recorded a net fair value asset of Ps. 1,142 million; (iv) cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 5,884 million that expire in 2018, for which we have recorded a net fair value asset of Ps. 156 million; (v) cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 11,403 million that expire in 2023, for which we have recorded a net fair value liability of Ps. 394 million. As of December 31, 2013, we had (i) cross currency swaps designated as cash flow hedges under contracts with an aggregate notional amount of Ps 1,308 million that expire in 2014, for which we have recorded a net fair value asset of Ps. 13 million; (ii) cross currency swaps designated as cash flow hedges under contracts with an aggregate notional amount of Ps 211 million that expire in 2017, for which we have recorded a net fair value asset of Ps. 38 million; (iii) cross currency swaps designated as cash flow hedges under contracts with an aggregate notional amount of Ps 18,046 million that expire in 2018, for which we have recorded a net fair value liability of Ps. 981 million; (iv) cross currency swaps designated as cash flow hedges under contracts with an aggregate notional amount of Ps 1,267 million that expire in 2023, for which we have recorded a net fair value asset of Ps. 44 million.

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

For the years ended December 31, 2013, 2012, and 2011, certain cross currency swap instruments did not meet the hedging criteria for accounting purposes; consequently, changes in the estimated fair value were recorded in the income statement. The changes in fair value of these contracts represented a loss of Ps. 33 million in 2013 and Ps. 2 million in 2012 and 2011, respectively.

A hypothetical, instantaneous and unfavorable 10% devaluation of the Mexican peso relative to the U.S. dollar occurring on December 31, 2013 would have resulted in a foreign exchange loss decreasing our consolidated net income by approximately Ps. 700 million over the 12-month period of 2014, reflecting greater foreign exchange loss related to our U.S. dollar denominated indebtedness, net of a gain in the cash balances held by us in U.S. dollars and Euros.

As of April 4, 2014, the exchange rates relative to the U.S. dollar of all the countries in which we operate, as well as their devaluation/revaluation effect compared to December 31, 2013, were as follows:

Country	Currency	Exchange Rate as of April 4, 2014	(Devaluation) / Revaluation
Mexico	Mexican peso	13.10	(0.2)%
Brazil	Brazilian real	2.24	4.3%
Venezuela	Bolívar fuerte	10.70	(69.8)%
Colombia	Colombian peso	1,966.40	(2.1)%
Argentina	Argentine peso	8.00	(22.7)%
Costa Rica	Colón	559.39	(10.2)%
Guatemala	Quetzal	7.77	0.9%
Nicaragua	Cordoba	25.65	(1.3)%
Panama	U.S. dollar	1.00	0.0%
Euro Zone	Euro	0.72	0.4%

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of all the countries in which we operate, relative to the U.S. dollar, occurring on December 31, 2013, would produce a reduction (or gain) in stockholders’ equity as follows:

Country	Currency	Reduction in Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	892
Brazil	Brazilian real	1,689
Venezuela	Bolívar fuerte	1,264
Colombia	Colombian peso	1,011
Costa Rica	Colón	221
Argentina	Argentine peso	88
Guatemala	Quetzal	59
Nicaragua	Cordoba	91
Panama	U.S. dollar	200
Euro Zone	Euro	7,331

Equity Risk

As of December 31, 2013, 2012 and 2011, we did not have any equity derivative agreements.

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials that are exposed to variations of commodity price exchange rates. As of December 31, 2013, we had various derivative instruments contracts with maturity dates in 2014, 2015 and 2016 notional amounts of Ps. 2,221 million and a fair value liability of Ps. 302 million. The results of our commodity price contracts for the years ended December 31, 2013, 2012, and 2011, were a loss of Ps. 362 million, and gains of Ps. 6 million and Ps. 257 million, respectively, which were recorded in the results of each year.

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

Direct and indirect payments by the depositary

The depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders. For the year ended December 31, 2013, this amount was US$ 650,000.

ITEMS 13-14.	NOT APPLICABLE

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (or the Exchange Act) is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the 1992 framework in “Internal Controls—Integrated Framework,” as issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

Our management’s assessment and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2013 excludes, in accordance with applicable guidance provided by the SEC, an assessment of the internal control over financial reporting of Grupo Yoli, which Coca-Cola FEMSA acquired in May 2013, Companhia Fluminense, which Coca-Cola FEMSA acquired in August 2013, Spaipa, which Coca-Cola FEMSA acquired in October 2013 and other businesses acquired by us. Grupo Yoli, Companhia Fluminense, Spaipa and other business acquisitions collectively represented 3.1% and 1.1% of our total and net assets, respectively, as of December 31, 2013, and 3.2% and 1.9% of our revenues and net income, respectively, for the year ended December 31, 2013. No material changes in our internal control over financial reporting were identified as a result of these transactions.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, as stated in its report included herein.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL

CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of

Fomento Económico Mexicano, S.A.B. de C.V.:

We have audited Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 1992 Framework) (the COSO criteria). Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Grupo Yoli and its subsidiaries (collectively “Grupo Yoli”, a Mexican subsidiary), Companhia Fluminense de Refrigerantes (“Compañía Fluminense” a Brazilian subsidiary) and Spaipa S.A. Industria Brasileira de Bebidas (“Spaipa”, a Brazilian subsidiary), acquired in May 2013, August 2013 and October 2013, respectively, and other businesses acquired in 2013, which are included in the 2013 consolidated financial statements of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries, and constituted 3.1% and 1.1% of total and net assets, respectively, as of December 31, 2013 and 3.2% and 1.9% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries, also did not include an evaluation of the internal control over financial reporting of Grupo Yoli, Companhia Fluminense, Spaipa and other businesses acquired in 2013.

In our opinion, Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2013 and our report dated April 16, 2014 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

Agustin Aguilar Laurents

Monterrey, N.L., Mexico

April 16, 2014

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2013, 2012 and 2011, Mancera, S.C., a member practice of Ernst & Young Global, was our auditor.

The following table summarizes the aggregate fees billed to us in 2013, 2012 and 2011 by Mancera, S.C., which is an independent registered public accounting firm, during the fiscal years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,
	2013	2012	2011
	(in millions of Mexican pesos)
Audit fees	Ps. 101	Ps. 88	Ps. 83
Audit-related fees	10	5	10
Tax fees	12	9	8
Other fees	6	5	—
Total	Ps. 129	Ps. 107	Ps. 101

Audit fees. Audit fees in the above table represent the aggregate fees billed in connection with the audit of our annual financial statements, as well as to other limited procedures in connection with our quarterly financial information and other statutory and regulatory audit activities.

Audit-related fees. Audit-related fees in the above table are the aggregate fees billed for assurance and other services related to the performance of the audit, mainly in connection with bond issuance processes and other special audits and reviews.

Tax fees. Tax fees in the above table are fees billed for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance and transfer pricing documentation.

Other fees. Other fees in the above table for the years ended December 31, 2013 and 2012, include mainly fees billed for due diligence services. For the year ended December 31, 2011, there were no other fees.

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

We did not purchase any of our equity securities in 2013. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees––EVA Stock Incentive Plan.”

Purchases of Equity Securities

Period	Total Number of BD Units Purchased	Average Price Paid per BD Units	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March, 2013	1,626,497	Ps. 129.35	—	—

April, 2013	62,798	Ps. 138.55	—	—

December, 2013	596,653	Ps. 121.12	—	—

ITEM 16F.	NOT APPLICABLE

ITEM 16G.	CORPORATE GOVERNANCE

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

However, Mexican law requires us to have a Corporate Practices Committee. Our Corporate Practices Committee is composed of three members, and as required by the Mexican Securities Law and our bylaws, the three members are independent, and its chairman is elected at the shareholders’ meeting.

Compensation Committee: A compensation committee composed entirely independent directors is required.	Compensation Committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders’ interests and corporate performance.

NYSE Standards	Our Corporate Governance Practices

Audit Committee: Listed companies must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.	Audit Committee: We have an Audit Committee of four members, as required by the Mexican Securities Law. Each member of the Audit Committee is an independent director, and its chairman shall be elected at the shareholders’ meeting.

Equity compensation plan: Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plan: Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives. Our current equity compensation plans have been approved by our board of directors.

Code of business conduct and ethics: Corporate governance guidelines and a code of conduct and ethics are required, with disclosure of any waiver for directors or executive officers.	Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16B of SEC Form 20-F. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.femsa.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16H.	NOT APPLICABLE

ITEM 17.	NOT APPLICABLE

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-188, incorporated herein by reference.

ITEM 19.	EXHIBITS

1.1	Bylaws (estatutos sociales) of Fomento Económico Mexicano, S.A.B. de C.V., approved on April 22, 2008, together with an English translation thereof (incorporated by reference to Exhibit 1.1 of FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 333-08752)).

1.2	Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., and FEMSA dated as of January 11, 2010 (incorporated by reference to Exhibit 1.2 of FEMSA’s Annual Report on Form 20-F filed on June 25, 2010 (File No. 333-08752)).

1.3	First Amendment to Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., and FEMSA dated as of April 26, 2010 (incorporated by reference to Exhibit 1.3 of FEMSA’s Annual Report on Form 20-F filed on June 25, 2010 (File No. 333-08752)).

1.4	Corporate Governance Agreement, dated April 30, 2010, between Heineken Holding N.V., Heineken N.V., L’Arche Green N.V., FEMSA and CB Equity. (incorporated by reference to Exhibit 1.4 of FEMSA’s Annual Report on Form 20-F filed on April 27, 2012 (File No. 333-08752)).

2.1	Deposit Agreement, as further amended and restated as of May 11, 2007, among FEMSA, The Bank of New York, and all owners and holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to FEMSA’s registration statement on Form F-6 filed on April 30, 2007 (File No. 333- 142469)).

2.2	Specimen certificate representing a BD Unit, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, together with an English translation (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

2.3	Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.4	First Supplemental Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon and the Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.5	Second Supplemental Indenture dated as of April 1, 2011 among Coca-Cola FEMSA, S.A.B. de C.V., Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as Guarantor, and The Bank of New York Mellon (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 17, 2011 (File No. 001-12260)).

2.6	Indenture dated as of April 8, 2013 between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent, and Transfer Agent (incorporated by reference to Exhibit 4.1 of FEMSA’s registration statement on Form F-3 filed on April 9, 2013 (File No. 333-187806)).

2.7	First Supplemental Indenture, dated as of May 10, 2013, between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish Paying Agent, including the form of global note therein (incorporated by reference to Exhibit 1.4 of FEMSA’s registration statement on Form 8-A filed on May 17, 2013 (File No. 001-35934)).

2.8	Third Supplemental Indenture dated as of September 6, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as existing guarantor, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V., as additional guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333-187275)).

2.9	Fourth Supplemental Indenture dated as of October 18, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V., as existing guarantors, Controladora Interamericana de Bebidas, S. de R.L. de C.V., as additional guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No. 333-187275)).

2.10	Fifth Supplemental Indenture dated as of November 26, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S.A. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on December 5, 2013 (File No.1-2260)).

2.11	Sixth Supplemental Indenture dated as of January 21, 2014 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S.A. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on January 27, 2014 (File No.1-2260)).

3.1	Amended Voting Trust Agreement among certain principal shareholders of FEMSA together with an English translation (incorporated by reference to FEMSA’s Schedule 13D as amended filed on August 11, 2005 (File No. 005-54705)).

4.1	Amended and Restated Shareholders’ Agreement, dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company and Inmex (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.2	Amendment, dated May 6, 2003, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.3	Second Amendment, dated February 1, 2010, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

4.4	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.5	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.6	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.7	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.8	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.9	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.10	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.11	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.12	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.13	Supply Agreement, dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.14	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.15	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Baijo, S.A. de C.V., and The Coca-Cola Company with respect to operations in Baijo, Mexico (English translation). (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.16	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.17	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.18	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.19	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.20	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).

4.21	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.22	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.23	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.24	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.25	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.26	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.27	The Coca-Cola Company Memorandum to Steve Heyer from Jose Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

4.28	Shareholders Agreement dated as of January 25, 2013, by and among CCBPI, Coca-Cola South Asia Holdings, Inc., Coca-Cola Holdings (Overseas) Limited and Controladora de Inversiones en Bebidas Refrescantes, S.L. (incorporated by reference to Exhibit 4.27 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on March 15, 2013 (File No. 1-12260)).

8.1	Significant Subsidiaries.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 16, 2014.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 16, 2014.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 16, 2014.

23.1	Consent of Mancera, S.C.

23.2	Consent of KPMG Accountants N.V.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 16, 2014

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

Audited consolidated financial statements of Fomento Económico Mexicano, S.A.B. de C.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Fomento Económico Mexicano, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V. and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Heineken N. V. (a corporation in which the Company has a 12.53% interest for each of the three years in the period ended December 31, 2013) which is majority owned by Heineken Holding N.V. (a corporation in which the Company has a 14.94% interest for each of the three years in the period ended December 31, 2013) (collectively “Heineken”), have been audited by other auditors whose report dated February 11, 2014 has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for Heineken, is based on the report of the other auditors. In the consolidated financial statements, the Company’s investment in Heineken is stated at Ps. 80,351 and Ps.77,484 million at December 31, 2013 and 2012 respectively and the Company’s equity in the net income of Heineken is stated at Ps. 4,587, Ps. 8,311 and Ps. 4,880 million for each of the three years in the period ended December 31, 2013.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fomento Económico Mexicano, S.A.B. de C.V. and its subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fomento Económico Mexicano, S.A.B. de C.V. and its subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated April 16, 2014 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

Agustin Aguilar Laurents

Monterrey, N.L., Mexico

April 16, 2014

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Consolidated Statements of Financial Position

As of December 31, 2013 and 2012.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	Note	December 2013 (*)	December 2013		December 2012
ASSETS
Current Assets:
Cash and cash equivalents	5	$2,081	Ps.	27,259	Ps.	36,521
Investments	6	10		126		1,595
Accounts receivable, net	7	977		12,798		10,837
Inventories	8	1,396		18,289		16,345
Recoverable taxes		698		9,141		6,277
Other current financial assets	9	304		3,977		2,546
Other current assets	9	151		1,979		1,334

Total current assets		5,617		73,569		75,455

Investments in associates and joint ventures	10	7,507		98,330		83,840
Property, plant and equipment, net	11	5,646		73,955		61,649
Intangible assets, net	12	7,886		103,293		67,893
Deferred tax assets	24	290		3,792		2,028
Other financial assets	13	210		2,753		2,254
Other assets, net	13	267		3,500		2,823

TOTAL ASSETS		$27,423	Ps.	359,192	Ps.	295,942

LIABILITIES AND EQUITY
Current Liabilities:
Bank loans and notes payable	18	$40	Ps.	529	Ps.	4,213
Current portion of long-term debt	18	252		3,298		4,489
Interest payable		31		409		207
Suppliers		2,033		26,632		24,629
Accounts payable		528		6,911		6,522
Taxes payable		515		6,745		5,048
Other current financial liabilities	25	332		4,345		3,408

Total current liabilities		3,731		48,869		48,516

Long-Term Liabilities:
Bank loans and notes payable	18	5,567		72,921		28,640
Post-employment and other long-term employee benefits	16	311		4,074		3,675
Deferred tax liabilities	24	229		2,993		700
Other financial liabilities	25	127		1,668		480
Provisions and other long-term liabilities	25	467		6,117		3,770

Total long-term liabilities		6,701		87,773		37,265

Total liabilities		10,432		136,642		85,781

Equity:
Controlling interest:
Capital stock		255		3,346		3,346
Additional paid-in capital		1,942		25,433		22,740
Retained earnings		9,989		130,840		128,508
Cumulative other comprehensive (loss) income		(17)		(227)		665

Total controlling interest		12,169		159,392		155,259

Non-controlling interest in consolidated subsidiaries	21	4,822		63,158		54,902

Total equity		16,991		222,550		210,161

TOTAL LIABILITIES AND EQUITY		$27,423	Ps.	359,192	Ps.	295,942

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Consolidated Income Statements

For the years ended December 31, 2013, 2012 and 2011.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except per share amounts.

	Note	2013 (*)	2013		2012		2011
Net sales		$19,606	Ps.	256,804	Ps.	236,922	Ps.	200,426
Other operating revenues		99		1,293		1,387		1,114

Total revenues		19,705		258,097		238,309		201,540
Cost of goods sold		11,333		148,443		137,009		117,244

Gross profit		8,372		109,654		101,300		84,296

Administrative expenses		761		9,963		9,552		8,172
Selling expenses		5,312		69,574		62,086		50,685
Other income	19	50		651		1,745		381
Other expenses	19	(110)		(1,439)		(1,973)		(2,072)
Interest expense	18	(331)		(4,331)		(2,506)		(2,302)
Interest income		94		1,225		783		1,014
Foreign exchange (loss) gain, net		(55)		(724)		(176)		1,148
Monetary position (loss) gain, net		(33)		(427)		(13)		53
Market value gain (loss) on financial instruments		1		8		8		(109)

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		1,915		25,080		27,530		23,552
Income taxes	24	592		7,756		7,949		7,618
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	10	369		4,831		8,470		4,967

Consolidated net income		$1,692	Ps.	22,155	Ps.	28,051	Ps.	20,901

Attributable to:
Controlling interest		1,216		15,922		20,707		15,332
Non-controlling interest		476		6,233		7,344		5,569

Consolidated net income		$1,692	Ps.	22,155	Ps.	28,051	Ps.	20,901

Basic net controlling interest income:
Per series “B” share	23	$0.06	Ps.	0.79	Ps.	1.03	Ps.	0.77
Per series “D” share	23	0.08		1.00		1.30		0.96
Diluted net controlling interest income:
Per series “B” share	23	0.06		0.79		1.03		0.76
Per series “D” share	23	0.08		0.99		1.29		0.96

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2013, 2012 and 2011.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	Note	2013 (*)	2013		2012		2011
Consolidated net income		$1,692	Ps.	22,155	Ps.	28,051	Ps.	20,901
Other comprehensive income:
Items that may be reclassified to consolidated net income, net of tax:
Unrealized (loss) gain on available for sale securities	6	—		(2)		(2)		4
Valuation of the effective portion of derivative financial instruments		(19)		(246)		(243)		118
Exchange differences on translating foreign operations		88		1,151		(5,250)		9,008
Share of other comprehensive income of associates and joint ventures	10	(201)		(2,629)		(781)		(1,395)

Total items that may be reclassified		(132)		(1,726)		(6,276)		7,735

Items that will not to be reclassified to consolidated net income in subsequent periods, net of tax:
Remeasurements of the net defined benefit liability	16	(9)		(112)		(279)		(59)

Total items that will not be reclassified		(9)		(112)		(279)		(59)

Total other comprehensive (loss) income, net of tax		(141)		(1,838)		(6,555)		7,676

Consolidated comprehensive income, net of tax		$1,551	Ps.	20,317	Ps.	21,496	Ps.	28,577

Controlling interest comprehensive income		1,147		15,030		15,638		20,986
Reattribution to non-controlling interest of other comprehensive income by acquisition of Grupo YOLI		(3)		(36)		—		—
Reattribution to non-controlling interest of other comprehensive income by acquisition of FOQUE		—		—		29		—
Reattribution to non-controlling interest of other comprehensive income by acquisition of Grupo Tampico		—		—		—		37
Reattribution to non-controlling interest of other comprehensive income by acquisition of Grupo CIMSA		—		—		—		50

Controlling interest, net of reattribution		$1,144	Ps.	14,994	Ps.	15,667	Ps.	21,073

Non-controlling interest comprehensive income		404		5,287		5,858		7,591
Reattribution from controlling interest of other comprehensive income by acquisition of Grupo YOLI		3		36		—		—
Reattribution from controlling interest of other comprehensive income by acquisition of FOQUE		—		—		(29)		—
Reattribution from controlling interest of other comprehensive income by acquisition of Grupo Tampico		—		—		—		(37)
Reattribution from controlling interest of other comprehensive income by acquisition of Grupo CIMSA		—		—		—		(50)

Non-controlling interest, net of reatribution		$407	Ps.	5,323	Ps.	5,829	Ps.	7,504

Consolidated comprehensive income, net of tax		$1,551	Ps.	20,317	Ps.	21,496	Ps.	28,577

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013, 2012 and 2011.

Amounts expressed in millions of Mexican pesos (Ps.)

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Unrealized Gain (Loss) on Available for sale Securities		Valuation of the Effective Portion of Derivative Financial Instrument		Exchange Differences on Translation of Foreign Operations		Remeasurements of the Net Defined Benefit Liability		Total Controlling Interest		Non-Controlling Interest		Total Equity
Balances at January 1, 2011	Ps. 3,345	Ps. 14,757	Ps. 103,695	Ps.	—	Ps.	139	Ps.	—	Ps.	(59)		Ps. 121,877		Ps. 31,521		Ps. 153,398

Net income			15,332										15,332		5,569		20,901
Other comprehensive income, net of tax					4		228		5,810		(301)		5,741		1,935		7,676

Comprehensive income			15,332		4		228		5,810		(301)		21,073		7,504		28,577
Dividends declared			(4,600)										(4,600)		(2,025)		(6,625)
Issuance (repurchase) of shares associated with share-based payment plans		50											50		(19)		31
Acquisition of Grupo Tampico through issuance of Coca-Cola FEMSA shares (see Note 4)		2,854					(1)		(39)		3		2,817		5,011		7,828
Acquisition of Grupo CIMSA through issuance of Coca-Cola FEMSA shares (see Note 4)		3,040					(1)		(54)		5		2,990		6,027		9,017
Other transactions of non-controlling interest		(45)											(45)		(70)		(115)
Other movements of equity method of associates, net of taxes			60										60		—		60

Balances at December 31, 2011	3,345	20,656	114,487		4		365		5,717		(352)		144,222		47,949		192,171

Net income			20,707										20,707		7,344		28,051
Other comprehensive income, net of tax					(2)		(17)		(3,725)		(1,296)		(5,040)		(1,515)		(6,555)

Comprehensive income			20,707		(2)		(17)		(3,725)		(1,296)		15,667		5,829		21,496
Dividends declared			(6,200)										(6,200)		(2,986)		(9,186)
Issuance (repurchase) of shares associated with share-based payment plans	1	(50)											(49)		(12)		(61)
Acquisition of Grupo Fomento Queretano through issuance of Coca-Cola FEMSA shares (see Note 4)		2,134					1		(31)		1		2,105		4,172		6,277
Other transactions of non-controlling interest													—		(50)		(50)
Other movements of equity method of associates, net of taxes			(486)										(486)		—		(486)

Balances at December 31, 2012	3,346	22,740	128,508		2		349		1,961		(1,647)		155,259		54,902		210,161

Net income			Ps. 15,922										Ps. 15,922		Ps. 6,233		Ps. 22,155
Other comprehensive income, net of tax					(2)		(170)		(1,214)		458		(928)		(910)		(1,838)

Comprehensive income			15,922		(2)		(170)		(1,214)		458		14,994		5,323		20,317
Dividends declared			(13,368)										(13,368)		(3,125)		(16,493)
Issuance (repurchase) of shares associated with share-based payment plans		(172)											(172)		(7)		(179)
Acquisition of Grupo Yoli through issuance of Coca-Cola FEMSA shares (see Note 4)		2,865					2		32		2		2,901		5,120		8,021
Other acquisitions (see Note 4)													—		430		430
Increase in share of non-controlling interest													—		515		515
Other movements of equity method of associates, net of taxes			(222)										(222)		—		(222)

Balances at December 31, 2013	Ps. 3,346	Ps. 25,433	Ps. 130,840	Ps.	—	Ps.	181	Ps.	779	Ps.	(1,187)	Ps.	159,392	Ps.	63,158	Ps.	222,550

The accompanying notes are an integral part of these consolidated statements of changes in equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2012 and 2011.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	2013 (*)	2013		2012		2011
Cash flows from operating activities:
Income before income taxes	$2,284	Ps.	29,911	Ps.	36,000	Ps.	28,519
Adjustments for:
Non-cash operating expenses	58		752		1,683		474
Employee profit sharing	147		1,936		1,650		1,237
Depreciation	672		8,805		7,175		5,694
Amortization	68		891		715		469
Gain on sale of long-lived assets	(3)		(41)		(132)		(95)
Gain on sale of shares	—		—		(2,148)		—
Disposal of long-lived assets	9		122		133		656
Impairment of long-lived assets	—		—		384		146
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	(369)		(4,831)		(8,470)		(4,967)
Interest income	(94)		(1,225)		(783)		(1,014)
Interest expense	331		4,331		2,506		2,302
Foreign exchange loss (gain), net	55		724		176		(1,148)
Monetary position loss(gain), net	33		427		13		(53)
Market value (gain) loss on financial instruments	(1)		(8)		(8)		109

Cash flow from operating activities before changes in operating accounts and employee profit sharing	3,190		41,794		38,894		32,329
Accounts receivable and other current assets	(149)		(1,948)		(746)		(2,990)
Other current financial assets	(115)		(1,508)		(977)		(94)
Inventories	(118)		(1,541)		(2,289)		(2,277)
Derivative financial instruments	31		402		(17)		(43)
Suppliers and other accounts payable	39		517		3,833		1,364
Other long-term liabilities	(8)		(109)		(18)		(391)
Other current financial liabilities	32		417		329		116
Post-employment and other long-term employee benefits	(24)		(317)		(209)		(348)

Cash generated from operations	2,878		37,707		38,800		27,666
Income taxes paid	(683)		(8,949)		(8,015)		(6,419)

Net cash generated by operating activities	2,195		28,758		30,785		21,247

Cash flows from investing activities:
Acquisition of Grupo Tampico, net of cash acquired (see Note 4)	$—	Ps.	—	Ps.	—	Ps.	(2,414)
Acquisition of Grupo CIMSA, net of cash acquired (see Note 4)	—		—		—		(1,912)
Acquisition of Grupo Fomento Queretano, net of cash acquired (see Note 4)	—		—		(1,114)		—
Acquisition of Grupo Yoli, net of cash acquired (see Note 4)	(80)		(1,046)		—		—
Acquisition of Companhia Fluminense de Refrigerantes, net of cash acquired (see Note 4)	(355)		(4,648)		—		—
Acquisition of Spaipa S.A. Industria Brasileira de Bebidas, net of cash acquired (see Note 4)	(1,760)		(23,056)		—		—
Other acquisitions, net of cash acquired (see Note 4)	(231)		(3,021)		—		—
Investment in shares of Coca-Cola Bottlers Philippines, Inc. CCBPI (see Note 10)	(680)		(8,904)		—		—
Other investments in associates and joint ventures (see Note 10)	(26)		(335)		(1,207)		(955)
Disposals of subsidiaries and associates, net of cash	—		—		1,055		—
Purchase of investments	(9)		(118)		(2,808)		(1,351)
Proceeds from investments	114		1,488		2,534		68
Interest received	93		1,224		777		1,029
Derivative financial instruments	9		119		94		6
Dividends received from associates and joint ventures	134		1,759		1,697		1,661
Long-lived assets acquisitions	(1,251)		(16,380)		(14,844)		(12,046)
Proceeds from the sale of long-lived assets	19		252		362		535
Acquisition of intangible assets	(82)		(1,077)		(441)		(639)
Investment in other assets	(109)		(1,436)		(1,264)		(1,147)
Investment in other financial assets	(4)		(52)		—		(924)
Collection in other financial assets	—		—		516		—

Net cash used in investing activities	$(4,218)	Ps.	(55,231)	Ps.	(14,643)	Ps.	(18,089)

Cash flows from financing activities:
Proceeds from borrowings	$6,025	Ps.	78,907	Ps.	14,048	Ps.	6,606
Payments of bank loans	(3,051)		(39,962)		(5,872)		(3,732)
Interest paid	(234)		(3,064)		(2,172)		(2,020)
Derivative financial instruments	53		697		(209)		(359)
Dividends paid	(1,259)		(16,493)		(9,186)		(6,625)
Acquisition of non-controlling interests	—		—		(6)		(115)
Increase in shares of non-controlling interest	39		515		—		—
Other financing activities	(1)		(16)		(21)		(13)

Net cash generated by (used in) financing activities	1,572		20,584		(3,418)		(6,258)

(Decrease) increase in cash and cash equivalents	(451)		(5,889)		12,724		(3,100)

Initial balance of cash and cash equivalents	2,788		36,521		25,841		26,705

Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(256)		(3,373)		(2,044)		2,236

Ending balance of cash and cash equivalents	$2,081	Ps.	27,259	Ps.	36,521	Ps.	25,841

(*)	Convenience translation to U.S. dollars ($) – see Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flow.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Notes to the Consolidated Financial Statements

As of December 31, 2013, 2012 and 2011.

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

The following is a description of the activities of the Company as of the date of the issuance of these consolidated financial statements, together with the ownership interest in each Subholding Company:

	% Ownership
Subholding Company	December 31, 2013	December 31, 2012	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”)	47.9% (1)(2) (63.0% of the voting shares)	48.9% (1) (63.0% of the voting shares)	Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil, Argentina and Philippines (see Note 10). At December 31, 2013, The Coca-Cola Company (TCCC) indirectly owns 28.1% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 24.0% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”). Its American Depositary Shares (“ADS”) trade on the New York Stock Exchange, Inc (NYSE).

FEMSA Comercio, S.A. de C.V. and subsidiaries (“FEMSA Comercio”)	100%	100%	Operation of chains of small-box retail formats in Mexico, Colombia and the United States, mainly under the trade name “OXXO.”

CB Equity, LLP (“CB Equity”)	100%	100%	This Company holds Heineken N.V. and Heineken Holding N.V. shares, which represents in the aggregate a 20% economic interest in both entities (“Heineken Company”).

Other companies	100%	100%	Companies engaged in the production and distribution of coolers, commercial refrigeration equipment and plastic cases; as well as transportation logistics and maintenance services to FEMSA’s subsidiaries and to third parties.

(1)	The Company controls Coca-Cola FEMSA’s relevant activities.
(2)	The ownership decreased from 48.9% as of December 31, 2012 to 47.9% as of December 31, 2013 as a result of merger with Grupo Yoli (see Note 4).

Note 2. Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer Carlos Salazar Lomelín and Chief Financial and Administrative Officer Javier Astaburuaga Sanjines on February 21, 2014. Those consolidated financial statements and notes were then approved by the Company’s Board of Directors on February 26, 2014 and by the Shareholders on March 14, 2014. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Financial and Administrative Officer on April 16, 2014, and subsequent events have been considered through that date (See Note 28).

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

2.2.1 Presentation of consolidated income statement

The Company classifies its costs and expenses by function in the consolidated income statement, in order to conform to the industry practices where the Company operates. Information about expenses by their nature is disclosed in notes of these financial statements.

2.2.2 Presentation of consolidated statements of cash flows

The Company’s consolidated statement of cash flows is presented using the indirect method.

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2013, the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2013 were converted into U.S. dollars at the exchange rate of 13.0980 Mexican pesos per U.S. dollar as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates as of that date. This arithmetic conversion should not be construed as representation that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

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

2.3.1.1 Impairment of indefinite lived intangible assets, goodwill and other depreciable long-lived assets

Intangible assets with indefinite lives including goodwill are subject to annual impairment tests. An impairment exists when the carrying value of an asset or cash generating unit (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, the Company initially calculates an estimation of the value in use of the cash-generating units to which such assets have been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. The Company reviews annually the carrying value of its intangible assets with indefinite lives and goodwill for impairment based on recognized valuation techniques. While the Company believes that its estimates are reasonable, different assumptions regarding such estimates could materially affect its evaluations. Impairment losses are recognized in current earnings in the period the related impairment is determined.

The Company assesses at each reporting date whether there is an indication that a depreciable long lived asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. The key assumptions used to determine the recoverable amount for the Company’s CGUs, including a sensitivity analysis, are further explained in Notes 3.16 and 12.

2.3.1.2 Useful lives of property, plant and equipment and intangible assets with defined useful lives

Property, plant and equipment, including returnable bottles as they are expected to provide benefits over a period of more than one year, as well as intangible assets with defined useful lives are depreciated/amortized over their estimated useful lives. The Company bases its estimates on the experience of its technical personnel as well as based on its experience in the industry for similar assets, see Notes 3.12, 3.14, 11 and 12.

2.3.1.3 Post-employment and other long-term employee benefits

The Company regularly evaluates the reasonableness of the assumptions used in its post-employment and other long-term employee benefit computations. Information about such assumptions is described in Note 16.

2.3.1.4 Income taxes

Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The Company regularly reviews its deferred tax assets for recoverability, and records a deferred tax asset based on its judgment regarding the probability of historical taxable income continuing in the future, projected future taxable income and the expected timing of the reversals of existing temporary differences, see Note 24.

2.3.1.5 Tax, labor and legal contingencies and provisions

The Company is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 25. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a provision and/or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a provision for the estimated loss. Management’s judgement must be excercised to determine the likelihood of such a loss and an estimate of the amount, due to the subjective nature of the loss.

2.3.1.6 Valuation of financial instruments

The Company is required to measure all derivative financial instruments at fair value.

The fair values of derivative financial instruments are determined considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient reliable and verifiable data, recognized in the financial sector. The Company bases its forward price curves upon market price quotations. Management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments, see Note 20.

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

•

Liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, Share-based Payment at the acquisition date, see Note 3.24; and

•	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

Management’s judgement must be excercised to determine the fair value of assets acquired and liabilities assumed.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the Company previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Company previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

For each business combination, with respect to the non-controlling present ownership interests in the acquiree that entitle their holders to a proportionate share of net assets in liquidation, the Company elects whether to measure such interest at fair value or at the proportionate share of the acquiree’s identifiable net assets.

2.3.1.8 Investments in associates

If the Company holds, directly or indirectly, 20 per cent or more of the voting power of the investee, it is presumed that it has significant influence, unless it can be clearly demonstrated that this is not the case. If the Company holds, directly or indirectly, less than 20 per cent of the voting power of the investee, it is presumed that the Company does not have significant influence, unless such influence can be clearly demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20 per cent-owned corporate investee requires a careful evaluation of voting rights and their impact on the Company’s ability to exercise significant influence. Management considers the existence of the following circumstances which may indicate that the Company is in a position to exercise significant influence over a less than 20 per cent-owned corporate investee:

•	Representation on the board of directors or equivalent governing body of the investee;

•	Participation in policy-making processes, including participation in decisions about dividends or other distributions;

•	Material transactions between the Company and the investee;

•	Interchange of managerial personnel; or

•	Provision of essential technical information.

Management also considers the existence and effect of potential voting rights that are currently convertible when assessing whether the Company has significant influence.

In addition, the Company evaluates certain indicators that provide evidence of significant influence, such as:

•	Whether the extent of the Company’s ownership is significant relative to other shareholders (i.e., a lack of concentration of other shareholders);

•	Whether the Company’s significants shareholders, fellow subsidiaries, or officers hold additional investment in the investee; and

•	Whether the Company is a part of significant investee committees, such as the executive committee or the finance committee.

2.3.1.9 Joint arrangements

An arrangement can be a joint arrangement even though not all of its parties have joint control of the arrangement. When the Company is a party to an arrangement it shall assess whether the contractual arrangement gives all the parties, or a group of the parties, control of the arrangement collectively; joint control exists only when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Management needs to apply judgment when assessing whether all the parties, or a group of the parties, have joint control of an arrangement. When assessing joint control, management considers the following facts and circumstances:

a)	Whether all the parties or a group of the parties, control the arrangement, considering definition of joint control, as described in note 3.11.2; and

b)	Whether decisions about the relevant activities require the unanimous consent of all the parties, or of a group of the parties.

As mentioned in Note 10, on January 25, 2013, Coca-Cola FEMSA closed the acquisition of 51% of Coca-Cola Bottlers Philippines (CCBPI). Coca-Cola FEMSA jointly controls CCBPI with TCCC. This is based on the following factors: (i) during the initial four-year period some relevant activities require joint approval between Coca-Cola FEMSA and TCCC; and (ii) potential voting rights to acquire the remaining 49% of CCBPI are not likely to be exercised in the foreseeable future due to the fact that the call option is “out of the money” as of December 31, 2013.

2.4 Changes in accounting policies

The Company has adopted the following new IFRS and amendments to IFRS, during 2013:

•	IAS 28, “Investments in Associates and Joint Ventures” (2011).

•	IFRS 10, “Consolidated Financial Statements.”

•	IFRS 11, “Joint Arrangements.”

•	IFRS 12, “Disclosure of Interests in Other Entities.”

•	IFRS 13, “Fair Value Measurement.”

•	Amendments to IFRS 7, “Financial Instruments: Disclosures.”

The Company early adopted Amendments to IAS 19, “Employee Benefits” as of January 1, 2012.

The nature and the effect of the changes are further explained below.

IAS 28, “Investments in Associates and Joint Ventures” (2011):

IAS 28, “Investments in Associates and Joint Ventures” (2011), (which the Company refers to as IAS 28 -2011-) prescribes the accounting for investments in associates and establishes the requirements to apply the equity method for those investments in associates and in joint ventures. The standard is applicable to all entities with joint control of, or significant influence over, an investee. This standard supersedes the previous version of IAS 28, Investments in Associates, which did not include jointly controlled investments under its scope for evaluation purposes due to the existence of IAS 31, Interests in Joint Ventures, which required entities to apply either, proportionate consolidation or the equity method to ownership in joint ventures. As the Company’s investments in associates and joint ventures were accounted for using the equity method since before the entry into force of IAS 28 (2011), the adoption of this standard did not impact the Company’s consolidated financial statements.

IFRS 10, “Consolidated Financial Statements”:

IFRS 10, “Consolidated Financial Statements,” establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. The standard requires the controlling company to present its consolidated financial statements and replaces portions of IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation –Special Purpose Entities. As a result of IFRS 10, the Company changed its accounting policy for determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that is applicable to all investees, by focusing on whether the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns. In accordance with the transitional provisions of IFRS 10, the Company reassessed the control conclusion for its investees as at January 1, 2013 and concluded that the adoption of this standard had no impact on the Company’s consolidated financial statements.

IFRS 11, “Joint Arrangements”:

IFRS 11, “Joint Arrangements,” classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. As a result of IFRS 11, the Company has changed its accounting policy for its interests in joint arrangements. Under IFRS 11, the Company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the existence of a separate legal vehicle was the key factor for classification. The Company reassessed its involvement in its joint arrangements and concluded that the adoption of this standard had no impact on the Company’s consolidated financial statements.

IFRS 12, “Disclosure of Interests in Other Entities”:

IFRS 12, “Disclosure of Interests in Other Entities,” is a consolidated disclosure standard requiring a wide range of extensive disclosures about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities and has the objective to require the disclosure of information to allow the users of financial information to evaluate the nature and risk associated with their interests in other entities, and the effects of such interests on their financial position, financial performance and cash flows. IFRS 12 requires to disclose whatever additional information is necessary to disclosures required by IFRS 12, together with disclosures required by other IFRS to enable such evaluation. Disclosures in regards to interests in other entities were previously required by IAS 27 (2008), “Consolidated and Separate Financial Statements,” IAS 28, “Investments in Associates” and IAS 31, “Interests in Joint Ventures.” As a result of the adoption of IFRS 12 the Company added additional disclosures regarding to the following items:

•

Joint ventures.- At December 31, 2013 and 2012, the Company does not have material joint ventures. Additional summarized aggregate financial information for non-material joint ventures, such as: current and non-current assets, current and non-current liabilities, revenues, costs and expenses and net income (loss). These disclosures are presented in Note 10.

•

Non-controlling interest.- For each subsidiary that has non-controlling interest that are material to the Company, it disclosed summarized financial information about current and non-current assets, current and non-current liabilities, net income, comprehensive income and cash flows of the subsidiary (see Note 21).

IFRS 13, “Fair Value Measurement”:

IFRS 13, “Fair Value Measurement,” establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS. IFRS 13 defines fair value as an exit price. As a result of the guidance in IFRS 13, the Company re-assessed its policies for measuring fair values. IFRS 13 also requires additional disclosures. Application of IFRS 13 has not impacted the fair value measurements of the Company. Additional disclosures where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined.

Amendments to IFRS 7, “Financial Instruments: Disclosures”:

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The Company evaluated the amendments to IFRS 7 and concluded that they do not impact its previous disclosures of financial instruments, as no enforceable master netting agreements exist for its financial instruments.

Amendments to IAS 19, “Employee Benefits” (2011):

IAS 19 (2011), which was early adopted by the Company in 2012 (mandatory effective as of January 1, 2013), eliminates the use of the corridor method, which defers the remeasurements of the net defined benefit liability, and requires that such items be recorded directly within other comprehensive income in each reporting period. The standard also eliminates deferral of past service costs and requires entities to record them in earnings in each reporting period. These requirements increased the Company’s liability for post-employment and other long-term employee benefits with a corresponding reduction in retained earnings at the transition date. Based on these requirements, the items pending to be amortized in accordance with Mexican FRS were reclassified as of December 31, 2011 and January 1, 2011 upon adoption of IFRS in 2012 to retained earnings at those dates for Ps. 840 and Ps. 708, respectively, in the consolidated statement of financial position.

Note 3. Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Company controls an investee if and only if the Company has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

•	Exposure, or rights, to variable returns from its involvement with the investee; and

•	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangements with the other vote holders of the investee;

•	Rights arising from other contractual arrangements; and

•	The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

Consolidated net income and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies. All intercompany assets and liabilities, equity, income, expenses and cash flows have been eliminated in full on consolidation.

3.1.1 Acquisitions of non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognized as a result. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are measured at carrying amount and reflected in shareholders’ equity as part of additional paid-in capital.

3.1.2 Loss of control

Upon the loss of control, the Company derecognizes the assets (including goodwill) and liabilities of the subsidiary, any non-controlling interests, cumulative translation differences recorded in equity and the other components of equity related to the subsidiary. The Company recognizes the fair value of the consideration received, any surplus or deficit arising on the loss of control in consolidated net income, including the share by the controlling interest of components previously recognized in other comprehensive income. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for by the equity method or as a financial asset depending on the level of influence retained.

3.2 Business combinations

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date on which control is transferred to the Company. In assessing control, the Company takes into consideration substantive potential voting rights.

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

Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, if after reassessment, subsequent changes to the fair value of the contingent considerations are recognized in consolidated net income.

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

3.3 Foreign currencies, consolidation of foreign subsidiaries and accounting for investments in associates and joint ventures

In consolidating the financial statements of each individual subsidiary and accounting for investment in associates and joint ventures, transactions in currencies other than the individual entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not remeasured.

Exchange differences on monetary items are recognized in consolidated net income in the period in which they arise except for:

•

The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation which are included as part of the exchange differences on translation of foreign operations within the cumulative other comprehensive income (loss) item, which is recorded in equity.

•

Intercompany financing balances with foreign subsidiaries that are considered as long-term investments, since there is no plan to pay such financing in the foreseeable future. Monetary position and exchange rate fluctuation regarding this financing is included in the exchange differences on translation of foreign operations, which is recorded in the exchange differences on translation of foreign operations within the cumulative other comprehensive income (loss) item, which is recorded in equity.

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks.

For incorporation into the Company’s consolidated financial statements, each foreign subsidiary, associates or joint venture’s individual financial statements are translated into Mexican pesos, as described as follows:

•

For hyperinflationary economic environments, the inflation effects of the origin country are recognized, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statement and comprehensive income; and

•

For non-hyperinflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the income statement and comprehensive income is translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month only if the exchange rate does not fluctuate significantly.

		Exchange Rates of Local Currencies Translated to Mexican Pesos
Country or Zone	Functional / Recording Currency	Average Exchange Rate for			Exchange Rate as of
		2013	2012	2011	December 31, 2013	December 31, 2012
Guatemala	Quetzal	1.62	1.68	1.59	1.67	1.65
Costa Rica	Colon	0.03	0.03	0.02	0.03	0.03
Panama	U.S. dollar	12.77	13.17	12.43	13.08	13.01
Colombia	Colombian peso	0.01	0.01	0.01	0.01	0.01
Nicaragua	Cordoba	0.52	0.56	0.55	0.52	0.54
Argentina	Argentine peso	2.34	2.90	3.01	2.01	2.65
Venezuela	Bolivar	2.13	3.06	2.89	2.08	3.03
Brazil	Reai	5.94	6.76	7.42	5.58	6.37
Euro Zone	Euro (€)	16.95	16.92	17.28	17.98	17.12
Philippines	Philippine peso	0.30	0.31	0.29	0.29	0.32

The Company has operated under exchange controls in Venezuela since 2003 that affect its ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price of raw materials purchased in local currency.

In February 2013, the Venezuelan government announced a devaluation of its official exchange rates from 4.30 to 6.30 bolivars per U.S. dollar. Because the financial statements of the Venezuelan subsidiary are translated from Bolivars to Pesos for the purposes of group consolidation, as a result of this devaluation, the statement of financial position of the Company’s Venezuelan subsidiary reflected a reduction in shareholders’ equity of Ps. 3,700, approximately, which was accounted since February 2013 as part of other comprehensive income.

On the disposal of a foreign operation (i.e., a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a joint venture that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in other comprehensive income in respect of that operation attributable to the owners of the Company are recognized in the consolidated income statement.

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e., partial disposals of associates or joint ventures that do not result in the Company losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Foreign exchange differences arising are recognized in equity as part of the cumulative translation adjustment.

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

3.4 Recognition of the effects of inflation in countries with hyperinflationary economic environments

The Company recognizes the effects of inflation on the financial information of its Venezuelan subsidiary that operates in hyperinflationary economic environments (when cumulative inflation of the three preceding years is approaching, or exceeds, 100% or more in addition to other qualitative factors), which consists of:

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

The Company restates the financial information of subsidiaries that operate in a hyperinflationary economic environment (Venezuela) using the consumer price index of that country.

3.5 Cash and cash equivalents and restricted cash

Cash is measured at nominal value and consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed rate investments, both with maturities of three months or less at the acquisition date and are recorded at acquisition cost plus interest income not yet received, which is similar to market prices.

The Company also maintains restricted cash held as collateral to meet certain contractual obligations (see Note 9.2). Restricted cash is presented within other current financial assets given that the restrictions are short-term in nature.

3.6 Financial assets

Financial assets are classified into the following specified categories: “fair value through profit or loss (FVTPL) ,” “held-to-maturity investments,” “available-for-sale” and “loans and receivables” or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The classification depends on the nature and purpose of holding the financial assets and is determined at the time of initial recognition.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company’s financial assets include cash, cash equivalents and restricted cash, investments, loans and receivables, derivative financial instruments and other financial assets.

3.6.1 Effective interest rate method

The effective interest rate method is a method of calculating the amortized cost of loans and receivables and other financial assets (designated as held to-maturity) and of allocating interest income/expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

3.6.2 Investments

Investments consist of debt securities and bank deposits with maturities of more than three months at the acquisition date. Management determines the appropriate classification of investments at the time of purchase and assesses such designation as of each reporting date (see Note 6).

3.6.2.1 Available-for-sale investments are those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held to maturity investments or financial assets at fair value through profit or loss. These investments are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Interest and dividends on investments classified as available-for-sale are included in interest income. The fair values of the investments are readily available based on quoted market prices. The exchange effects of securities available for sale are recognized in the consolidated income statement in the period in which they arise.

3.6.2.2 Held-to maturity investments are those that the Company has the positive intent and ability to hold to maturity, and after initial measurement, such financial assets are subsequently measured at amortized cost, which includes any cost of purchase and premium or discount related to the investment. Subsequently, the premium/discount is amortized over the life of the investment based on its outstanding balance utilizing the effective interest method less any impairment. Interest and dividends on investments classified as held-to maturity are included in interest income.

3.6.3 Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. Loans and receivables with a stated term (including trade and other receivables) are measured at amortized cost using the effective interest method, less any impairment.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2013, 2012 and 2011 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements is Ps. 127, Ps. 87 and Ps. 61, respectively.

3.6.4 Other financial assets

Other financial assets are long term accounts receivable and derivative financial instruments. Long term accounts receivable with a stated term are measured at amortized cost using the effective interest method, less any impairment.

3.6.5 Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial assets that can be reliably estimated.

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

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance for doubtful accounts. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in consolidated net income.

For the year ended December 31, 2012, the Company recognized impairment of Ps. 384 (see Note 19). No impairment was recognized for the years ended December 31, 2013 and 2011.

3.6.6 Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the financial asset have expired, or

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

3.6.7 Offsetting of financial instruments

Financial assets are required to be offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Company:

•	Currently has an enforceable legal right to offset the recognized amounts; and

•	Intends to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.7 Derivative financial instruments

The Company is exposed to different risks related to cash flows, liquidity, market and third party credit. As a result, the Company contracts different derivative financial instruments in order to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies, and interest rate fluctuations associated with its borrowings denominated in foreign currencies and the exposure to the risk of fluctuation in the costs of certain raw materials.

The Company values and records all derivative financial instruments and hedging activities, in the consolidated statement of financial position as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or as a component of cumulative other comprehensive income based on the item being hedged and the effectiveness of the hedge.

3.7.1 Hedge accounting

The Company designates certain hedging instruments, which include derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

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

3.7.2 Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading valuation of the effective portion of derivative financial instruments. The gain or loss relating to the ineffective portion is recognized immediately in consolidated net income, and is included in the market value (gain) loss on financial instruments line item within the consolidated income statements.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to consolidated net income in the periods when the hedged item is recognized in consolidated net income, in the same line of the consolidated income statement as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

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

3.7.3 Fair value hedges

The change in the fair value of a hedging derivative is recognized in the consolidated income statement as foreign exchange gain. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated income statement as foreign exchange gain.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in the consolidated net income.

3.8 Fair value measurement

The Company measures financial instruments, such as derivatives and non-financial assets, at fair value at each balance sheet date. Also, fair values of financial instruments measured at amortized cost are disclosed in Notes 13 and 18.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 — Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

•

Level 3 — Are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period

The Company determines the policies and procedures for both recurring fair value measurements, such as those described in Note 20 and unquoted liabilities such as Debt described in Note 18.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

3.9 Inventories and cost of goods sold

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

3.10 Other current assets

Other current assets, which will be realized within a period of less than one year from the reporting date, are comprised of prepaid assets and agreements with customers.

Prepaid assets principally consist of advances to suppliers of raw materials, advertising, promotional, leasing and insurance expenses, and are recognized as other current assets at the time of the cash disbursement. Prepaid assets are carried to the appropriate caption when inherent benefits and risks have already been transferred to the Company or services have been received.

The Company has prepaid advertising costs which consist of television and radio advertising airtime paid in advance. These expenses are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in consolidated net income as incurred.

Coca-Cola FEMSA has agreements with customers for the right to sell and promote Coca-Cola FEMSA’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. During the years ended December 31, 2013, 2012 and 2011, such amortization aggregated to Ps. 696, Ps. 970 and Ps. 793, respectively.

3.11 Investments in associates and joint arrangements

3.11.1 Investments in associates

Associates are those entities over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control over those policies.

Investments in associates are accounted for using the equity method and initial recognition comprises the investment’s purchase price and any directly attributable expenditure necessary to acquire it.

The consolidated financial statements include the Company’s share of the consolidated net income and other comprehensive income, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases.

Profits and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Company (including its consolidated subsidiaries) and an associate are recognized in the consolidated financial statements only to the extent of unrelated investors’ interests in the associate. ‘Upstream’ transactions are, for example, sales of assets from an associate to the Company. ‘Downstream’ transactions are, for example, sales of assets from the Company to an associate. The Company’s share in the associate’s profits and losses resulting from these transactions is eliminated.

When the Company’s share of losses exceeds the carrying amount of the associate, including any long-term investments, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has a legal or constructive obligation or has made payments on behalf of the associate.

Goodwill identified at the acquisition date is presented as part of the investment in shares of the associate in the consolidated statement of financial position. Any goodwill arising on the acquisition of the Company’s interest in an associate is measured in accordance with the Company’s accounting policy for goodwill arising in a business combination, see Note 3.2.

After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on its investment in its associate. The Company determines at each reporting date whether there is any objective evidence that the investment in the associates is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and recognizes the amount in the share of the profit or loss of associates and joint ventures accounted for using the equity method in the consolidated income statements.

3.11.2 Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The Company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements.

Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in the joint ventures as an investment and accounts for that investment using the equity method, as describes in note 3.11.1. As of December 31, 2013 and 2012 the Company does not have an interest in joint operations.

3.12 Property, plant and equipment

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

Depreciation is computed using the straight-line method over the asset’s estimated useful life. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted and depreciated for as separate items (major components) of property, plant and equipment. The Company estimates depreciation rates, considering the estimated useful lives of the assets.

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

•

Returnable: Are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles are recorded at acquisition cost; for countries with hyperinflationary economies, restated according to IAS 29, “Financial Reporting in Hyperinflationary Economies.” Depreciation of returnable bottles is computed using the straight-line method considering their estimated useful lives.

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

Coca-Cola FEMSA’s returnable bottles are depreciated according to their estimated useful lives. Deposits received from customers are amortized over the same useful estimated lives of the bottles.

3.13 Borrowing costs

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

3.14 Intangible assets

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

Intangible assets with finite useful lives are amortized and mainly consist of:

•

Information technology and management system costs incurred during the development stage which are currently in use. Such amounts are capitalized and then amortized using the straight-line method over their expected useful lives, with a range in useful lives from 3 to 10 years. Expenses that do not fulfill the requirements for capitalization are expensed as incurred.

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

As of December 31, 2013, Coca-Cola FEMSA had nine bottler agreements in Mexico: (i) the agreements for Mexico’s Valley territory, which expire in April 2016 and June 2023, (ii) the agreements for the Central territory, which expire in August 2014 (two agreements), May 2015 and July 2016, (iii) the agreement for the Northeast territory, which expires in September 2014, (iv) the agreement for the Bajio territory, which expires in May 2015, and (v) the agreement for the Southeast territory, which expires in June 2023. As of December 31, 2013, Coca-Cola FEMSA had four bottler agreements in Brazil, two expiring in October 2017 and the other two expiring in April 2024. The bottler agreements with The Coca-Cola Company will expire for territories in other countries as follows: Argentina in September 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016 and Panama in November 2014. All of these bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the applicable agreement. In addition, these agreements generally may be terminated in the case of material breach.

3.15 Non-current assets held for sale

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

3.16 Impairment of non financial assets

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

For goodwill and other indefinite lived intangible assets, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the cash generating unit might exceed its recoverable amount.

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

For the year ended December 31, 2011, the Company recognized impairment of Ps. 146 (see Note 12), regarding to indefinite life intangible assets. No impairment was recognized regarding to depreciable long-lived assets, goodwill nor investment in associates and joint ventures.

3.17 Leases

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

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Interest expenses are recognized immediately in consolidated net income, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

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

3.18 Financial liabilities and equity instruments

3.18.1 Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.18.2 Equity instruments

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

3.18.3 Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at FVTPL, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value less, in the case of loans and borrowings, directly attributable transaction costs.

The Company financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments, see Note 3.7.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below.

3.18.4 Loans and borrowings

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

3.18.5 Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated income statements.

3.19 Provisions

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

3.20 Post-employment and other long-term employee benefits

Post-employment and other long-term employee benefits, which are considered to be monetary items, include obligations for pension and retirement plans, seniority premiums and postretirement medical services, are all based on actuarial calculations, using the projected unit credit method.

In Mexico and Brazil, the economic benefits from employee benefits and retirement pensions are granted to employees with 10 years of service and minimum age of 60 and 65, respectively. In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. For qualifying employees, the Company also provides certain post-employment healthcare benefits such as the medical-surgical services, pharmaceuticals and hospital.

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

Costs related to compensated absences, such as vacations and vacation premiums, are recognized on an accrual basis. Cost for mandatory severance benefits are recorded as incurred.

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a)	When it can no longer withdraw the offer of those benefits; or

b)	When it recognizes costs for a restructuring that is within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets,” and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, the entity has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

A settlement occurs when an employer enters into a transaction that eliminates all further legal of constructive obligations for part or all of the benefits provided under a defined benefit plan. A curtailment arises from an isolated event such as closing of a plant, discontinuance of an operation or termination or suspension of a plan. Gains or losses on the settlement or curtailment of a defined benefit plan are recognized when the settlement or curtailment occurs.

3.21 Revenue recognition

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

Rendering of services and other

Revenue arising from services of sales of waste material and packing of raw materials are recognized in the other operating revenues caption in the consolidated income statement.

The Company recognized these transactions as revenues in accordance with the requirements established in the IAS 18 “Revenue” for delivery of goods and rendering of services, which are:

a)	The amount of revenue can be measured reliably;

b)	It is probable that the economic benefits associated with the transaction will flow to the entity.

Interest income

Revenue arising from the use by others of entity assets yielding interest is recognized once all the following conditions are satisfied:

•	The amount of the revenue can be measured reliably; and

•	It is probable that the economic benefits associated with the transaction will flow to the entity.

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available for sale, interest income is recorded using the effective interest rate (“EIR”), which is the rate that exactly discounts the estimated future cash or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. The related interest income is included in the consolidated income statements.

3.22 Administrative and selling expenses

Administrative expenses include labor costs (salaries and other benefits, including employee profit sharing “PTU”) of employees not directly involved in the sale or production of the Company’s products, as well as professional service fees, the depreciation of office facilities, amortization of capitalized information technology system implementation costs and any other similar costs.

Selling expenses include:

•

Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, write off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2013, 2012 and 2011, these distribution costs amounted to Ps. 17,971, Ps. 16,839 and Ps. 14,967, respectively;

•	Sales: labor costs (salaries and other benefits, including PTU) and sales commissions paid to sales personnel; and

•	Marketing: labor costs (salaries and other benefits), promotional expenses and advertising costs.

PTU is paid by the Company’s Mexican and Venezuelan subsidiaries to its eligible employees. In Mexico, employee profit sharing is computed at the rate of 10% of the individual company taxable income, except for considering cumulative dividends received from resident legal persons in Mexico, depreciation of historical rather tax restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. As of January 1, 2014, PTU in Mexico will be calculated from the same taxable income for income tax, except for the following: a) neither tax losses from prior years nor the PTU paid during the year are deductible; and b) payments exempt from taxes for the employees are fully deductible in the PTU computation.

In Venezuela, employee profit sharing is computed at a rate equivalent to 15% of after tax income, and it is no more than four months of salary.

3.23 Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes are charged to consolidated net income as they are incurred, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

3.23.1 Current income taxes

Income taxes are recorded in the results of the year they are incurred.

3.23.2 Deferred income taxes

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized and if any, future benefits from tax loss carry forwards and certain tax credits. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from initial recognition of goodwill (no recognition of deferred tax liabilities) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit, except in the case of Brazil, where certain goodwill amounts are at times deductible for tax purposes.

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

In Mexico, the income tax rate is 30% for 2011, 2012 and 2013, and as result of Mexican Tax Reform for 2014, it will no longer be 29% and 28% for 2014 and 2015 respectively; it will remain at 30% for the following years (see Note 24).

3.24 Share-based payments arrangements

Senior executives of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments. The equity instruments are granted and then held by a trust controlled by the Company until vesting. They are accounted for as equity settled transactions. The award of equity instruments is a fixed monetary value on grant date.

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled share-based payments is expensed and recognized based on the graded vesting method over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in consolidated net income such that the cumulative expense reflects the revised estimate.

3.25 Earnings per share

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

3.26 Issuance of subsidiary stock

The Company recognizes the issuance of a subsidiary’s stock as an equity transaction. The difference between the book value of the shares issued and the amount contributed by the non-controlling interest holder or third party is recorded as additional paid-in capital.

Note 4. Mergers, Acquisitions and Disposals

4.1 Mergers and acquisitions

The Company has certain business mergers and acquisitions that were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated income statements and the consolidated statements of financial position in the years of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the years ended December 31, 2013, 2012 and 2011 show the merged and acquired operations net of the cash related to those mergers and acquisitions.

While the acquired companies disclosed below, from note 4.1.1 to note 4.1.6, represent bottlers of Coca-Cola trademarked beverages, such entities were not under common ownership control prior to their acquisition.

4.1.1 Acquisition of Grupo Spaipa

On October 29, 2013, Coca-Cola FEMSA through its Brazilian subsidiary Spal Industria Brasileira de Bebidas, S.A. completed the acquisition of 100% of Grupo Spaipa. Grupo Spaipa is comprised of the bottler entity Spaipa, S.A. Industria Brasileira de Bebidas and three Holding Companies (collectively “Spaipa”) for Ps. 26,856 in an all cash transaction. Spaipa is a bottler of Coca-Cola trademark products which operates mainly in Sao Paulo and Paraná, Brazil. This acquisition was made to reinforce Coca-Cola FEMSA’s leadership position in South America and throughout Latin America. Transaction related costs of Ps. 8 were expensed by the Company as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Spaipa was included in operating results from November 2013.

As of December 31, 2013 Coca-Cola FEMSA is still in the process of completing its purchase price allocation of this transaction. Specifically, it is in the process of evaluating the fair value of the net assets acquired which are in the process of completion with the assistance of a third party valuation expert. Coca-Cola FEMSA ultimately anticipates allocating a large component of this purchase price to the value of the distribution agreement with the Coca-Cola Company, which will be an indefinite life intangible asset.

The Coca-Cola FEMSA preliminary estimate of fair value of Spaipa’s net assets acquired is as follows:

	2013
Total current assets (including cash acquired of Ps. 3,800)	Ps.	5,918
Total non-current assets		5,390
Distribution rights		13,731

Total assets		25,039

Total liabilities		(5,734)

Net assets acquired		19,305

Goodwill		7,551

Total consideration transferred	Ps.	26,856

Coca-Cola FEMSA expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Brazil. The goodwill recognized and expected to be deductible for income tax purposes according to Brazil tax law, is for an amount of Ps. 22,202.

Selected income statement information of Spaipa for the period from to the acquisition date through December 31, 2013 is as follows:

Income Statement	2013
Total revenues	Ps.	2,466
Income before income taxes		354
Net income	Ps.	311

4.1.2 Acquisition of Companhia Fluminense de Refrigerantes

On August 22, 2013, Coca-Cola FEMSA through its brazilian subsidiary Spal Industria Brasileira de Bebidas, S.A. completed the acquisition of 100% of Companhia Fluminense de Refrigerantes (“Companhia Fluminense”) for Ps. 4,657 in an all cash transaction. Companhia Fluminense is a bottler of Coca-Cola trademark products which operates in the states of Minas Gerais, Rio de Janeiro and Sao Paulo, Brazil. This acquisition was made to reinforce Coca-Cola FEMSA’s leadership position in South America and throughout Latin America. Transaction related costs of Ps. 11 were expensed by Coca-Cola FEMSA as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Companhia Fluminense was included in operating results from September 2013.

As of December 31, 2013 Coca-Cola FEMSA is still in the process of completing its purchase price allocation of this transaction. Specifically, it is in the process of evaluating the fair value of the net assets acquired which are in the process of completion with the assistance of a third party valuation expert. Coca-Cola FEMSA ultimately anticipates allocating a large component of this purchase price to the value of the distribution agreement with the Coca-Cola Company, which will be an indefinite life intangible asset.

Coca-Cola FEMSA preliminary estimate of fair value of Companhia Fluminense’s net assets acquired is as follows:

	2013
Total current assets (including cash acquired of Ps. 9)	Ps.	515
Total non-current assets		1,467
Distribution rights		2,634

Total assets		4,616

Total liabilities		(1,581)

Net assets acquired		3,035

Goodwill		1,622

Total consideration transferred	Ps.	4,657

Coca-Cola FEMSA expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Brazil. The goodwill recognized and expected to be deductible for income tax purposes according to Brazil tax law is for an amount of Ps. 4,581.

Selected income statement information of Companhia Fluminense for the period from to the acquisition date through December 31, 2013 is as follows:

Income Statement	2013
Total revenues	Ps.	981
Loss before taxes		(39)

Net loss	Ps.	(34)

4.1.3 Merger with Grupo YOLI

On May 24, 2013, Coca-Cola FEMSA completed the merger of 100% of Grupo Yoli. Grupo Yoli comprises the bottler entity YOLI de Acapulco, S.A. de C.V. and other nine entities. Grupo Yoli is a bottler of Coca-Cola trademark products which operates mainly in the state of Guerrero, as well as in parts of the state of Oaxaca in Mexico. This merger was made to reinforce Coca-Cola FEMSA’s leadership position in Mexico and throughout Latin America. The transaction involved the issuance of 42,377,925 new L shares of Coca-Cola FEMSA, along with a cash payment immediately prior to closing of Ps. 1,109, in exchange for 100% share ownership of Grupo YOLI, which was accomplished through a merger. The total purchase price was Ps. 9,130 based on a share price of Ps. 189.27 per share on May 24, 2013. Transaction related costs of Ps. 82 were expensed by Coca-Cola FEMSA as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Grupo YOLI was included in operating results from June 2013.

The fair value of Grupo Yoli net assets acquired is as follows:

	2013
Total current assets (including cash acquired of Ps. 63)	Ps.	837
Total non-current assets		2,144
Distribution rights		3,503

Total assets		6,484

Total liabilities		(1,487)

Net assets acquired		4,997

Goodwill		4,133

Total consideration transferred	Ps.	9,130

Coca-Cola FEMSA expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Mexico. The entire amount of goodwill will not be tax deductible.

Selected income statement information of Grupo YOLI for the period from to the acquisition date through December 31, 2013 is as follows:

Income Statement	2013
Total revenues	Ps.	2,240
Income before taxes		70

Net income	Ps.	44

4.1.4 Merger with Grupo Fomento Queretano

On May 4, 2012, Coca-Cola FEMSA completed the merger of 100% of Grupo Fomento Queretano. Grupo Fomento Queretano comprises the bottler entity Refrescos Victoria del Centro, S. de R.L. de C.V. and other three entities. Grupo Fomento Queretano is a bottler of Coca-Cola trademark products in the state of Queretaro in Mexico. This merger was made to reinforce Coca-Cola FEMSA’s leadership position in Mexico and throughout Latin America. The transaction involved the issuance of 45,090,375 new L shares of Coca-Cola FEMSA, along with a cash payment prior to closing of Ps. 1,221, in exchange for 100% share ownership of Grupo Fomento Queretano, which was accomplished through a merger. The total purchase price was Ps. 7,496 based on a share price of Ps. 139.22 per share on May 4, 2012. Transaction related costs of Ps. 12 were expensed by Coca-Cola FEMSA as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Grupo Fomento Queretano was included in operating results from May 2012.

The fair value of the Grupo Fomento Queretano’s net assets acquired is as follows:

	2012
Total current assets (including cash acquired of Ps. 107)	Ps.	445
Total non-current assets		2,123
Distribution rights		2,921

Total assets		5,489

Total liabilities		(598)

Net assets acquired		4,891

Goodwill		2,605

Total consideration transferred	Ps.	7,496

Coca-Cola FEMSA expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Mexico. The entire amount of goodwill will not be tax deductible.

Selected income statement information of Grupo Fomento Queretano for the period from to the acquisition date through December 31, 2012 is as follows:

Income Statement	2012
Total revenues	Ps.	2,293
Income before taxes		245

Net income	Ps.	186

4.1.5 Merger with Grupo CIMSA

On December 9, 2011, Coca-Cola FEMSA completed the merger of 100% of Grupo CIMSA. Grupo CIMSA comprises the bottler entity Grupo Embotellador CIMSA, S.A. de C.V. and other four entities. Grupo CIMSA is a bottler of Coca-Cola trademark products, which operates mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacan in Mexico. This merger was also made to reinforce the Coca-Cola FEMSA’s leadership position in Mexico and throughout Latin America. The transaction involved the issuance of 75,423,728 new L shares of Coca-Cola FEMSA along with a cash payment prior to closing of Ps. 2,100 in exchange for 100% share ownership of Grupo CIMSA, which was accomplished through a merger. The total purchase price was Ps. 11,117 based on a share price of Ps. 119.55 per share on December 9, 2011. Transaction related costs of Ps. 24 were expensed by Coca-Cola FEMSA as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Grupo CIMSA was included in operating results from December 2011.

The fair value of Grupo CIMSA’s net assets acquired is as follows:

	2011
Total current assets (including cash acquired of Ps. 188)	Ps.	603
Total non-current assets		3,055
Distribution rights		6,186

Total assets		9,844

Total liabilities		(558)

Net assets acquired		9,286

Goodwill		1,831

Total consideration transferred	Ps.	11,117

Coca-Cola FEMSA expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Mexico. The entire amount of goodwill will not be tax deductible.

Selected income statement information of Grupo CIMSA for the one month of December 31, 2011 is as follows:

Income Statement	2011
Total revenues	Ps.	429
Income before taxes		32

Net income	Ps.	23

4.1.6 Merger with Grupo Tampico

On October 10, 2011, Coca-Cola FEMSA completed the merger of 100% of Grupo Tampico. Grupo Tampico comprises the bottler entity Comercializadora la Pureza, S.A. de C.V. and another entity. Grupo Tampico is a bottler of Coca-Cola trademark products in the states of Tamaulipas, San Luis Potosí and Veracruz; as well as in parts of the states of Hidalgo, Puebla and Queretaro in Mexico. This merger also was made to reinforce Coca-Cola FEMSA’s leadership position in Mexico and throughout Latin America. The transaction involved the issuance of 63,500,000 new L shares of Coca-Cola FEMSA along with a cash payment prior to closing of Ps. 2,436, in exchange for 100% share ownership of Grupo Tampico, which was accomplished through a merger. The total purchase price was Ps. 10,264 based on a share price of Ps. 123.27 per share on October 10, 2011. Transaction related costs of Ps. 20 were expensed by Coca-Cola FEMSA as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Grupo Tampico was included in operating results from October 2011.

The fair value of the Grupo Tampico’s net assets acquired is as follows:

	2011
Total current assets (including cash acquired of Ps. 22)	Ps.	461
Total non-current assets		2,512
Distribution rights		5,499

Total assets		8,472

Total liabilities		(744)

Net assets acquired		7,728

Goodwill		2,536

Total consideration transferred	Ps.	10,264

Coca-Cola FEMSA expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Mexico. The entire amount of goodwill will not be tax deductible.

Selected income statement of Grupo Tampico for the period from to the acquisition date through December 31, 2011 is as follows:

Income Statement	2011
Total revenues	Ps.	1,056
Income before taxes		43

Net income	Ps.	31

4.1.7 Other acquisitions

During 2013, other cash payments, net of cash acquired, related to the Company’s smaller acquisitions amounted to Ps. 3,021. These payments were primarily related to the following: acquisition of Expresso Jundiaí, supplier of logistics services in Brazil, with experience in the service industry breakbulk logistics, warehousing and value added services. Expresso Jundiaí operated a network of 42 operating bases as of the date of the agreement, and has presence in six states in South and Southeast Brazil; acquisition of 80% of Doña Tota, brand leader in quick service restaurants in Northeast Mexico, originated in the state of Tamaulipas, Mexico, which operated 204 restaurants in Mexico and 11 in the state of Texas, United States, as of the date of the agreement. This transaction resulted in the acquisition of assets and rights for the production, processing, marketing and distribution of its fast food products, which was treated as business combination according to IFRS 3 “Business Combinations;” acquisition of Farmacias Moderna, leading pharmacy in the state of Sinaloa, Mexico which operated 100 stores in Mazatlan, Sinaloa as of the date of the agreement; and acquisition of 75% of Farmacias YZA, a leading pharmacy in Southeast Mexico, in the state of Yucatan, which operated 330 stores, as of the date of the agreement.

Unaudited Pro Forma Financial Data

The following unaudited consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisition of Spaipa, Companhia Fluminense and merger of Grupo Yoli, mentioned in the preceding paragraphs as if they occurred on January 1, 2013; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired companies. Unaudited Pro Forma Financial Data for all other acquisitions is not included, as they are not material.

	Unaudited pro forma financial information for the –year ended December 31, 2013
Total revenues	Ps.	270,705
Income before income taxes and share of the profit of associates and joint ventures accounting for using the equity method		23,814
Net income		20,730
Basic net controlling interest income per share Series “B”		0.76
Basic net controlling interest income per share Series “D”		0.95

Below are pro-forma 2012 results as if Grupo Fomento Queretano was acquired on January 1, 2012:

	Unaudited pro forma financial information for the –year ended December 31, 2012
Total revenues	Ps.	239,297
Income before income taxes and share of the profit of associates and joint ventures accounting for using the equity method		27,618
Net income		28,104
Basic net controlling interest income per share Series “B”		1.03
Basic net controlling interest income per share Series “D”		1.30

Below are pro-forma 2011 results as if Grupo Tampico and Grupo CIMSA were acquired on January 1, 2011:

	Unaudited pro forma financial information for the – year ended December 31, 2011
Total revenues	Ps.	210,760
Income before income taxes and share of the profit of associates and joint ventures accounting for using the equity method		24,477
Net income		21,536
Basic net controlling interest income per share Series “B”		0.78
Basic net controlling interest income per share Series “D”		0.98

4.2 Disposals

During 2012, gain on sale for shares from the disposal of subsidiaries and investments of associates amounted to Ps. 1,215, primarily related to the sale of the Company’s subsidiary Industria Mexicana de Quimicos, S.A. de C.V., a manufacturer and supplier of cleaning and sanitizing products and services related to food and beverage industrial processes, as well as of water treatment, for an amount of Ps. 975. The Company recognized a gain of Ps. 871, as a sales of shares within other income, which is the difference between the fair value of the consideration received and the book value of the net assets disposed. None of the Company’s other disposals was individually significant. (See Note 19).

Note 5. Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and cash equivalents, which are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with a maturity date of less than three months at their acquisition date. Cash at the end of the reporting period as shown in the consolidated statement of cash flows is comprised of the following:

	December 31, 2013		December 31, 2012
Cash and bank balances	Ps.	16,862	Ps.	10,577
Cash equivalents (see Note 3.5)		10,397		25,944

	Ps.	27,259	Ps.	36,521

Note 6. Investments

As of December 31, 2013 and 2012 investments are classified as available-for-sale and held-to maturity. The carrying value of held-to maturity investments is similar to its fair value. The following is a detail of available-for-sale and held-to maturity investments:

	2013		2012
Available-for-Sale (1)
Debt Securities
Acquisition cost	Ps.	—	Ps.	10
Unrealized gain recognized in other comprehensive income		—		2

Fair value	Ps.	—	Ps.	12

Held-to Maturity (2)
Bank Deposits
Acquisition cost	Ps.	125	Ps.	1,579
Accrued interest		1		4

Amortized cost	Ps.	126	Ps.	1,583

	Ps.	126		1,595

(1)	Denominated in U.S. dollars as of December 31, 2012.

(2)	Denominated in euros at a fixed interest rate. Investments as of December 31, 2013 mature during 2014.

For the years ended December 31, 2013, 2012 and 2011, the effect of the investments in the consolidated income statements under the interest income caption is Ps. 3, Ps. 23 and Ps. 37, respectively.

Note 7. Accounts Receivable, Net

	December 31, 2013		December 31, 2012
Trade receivables	Ps.	9,294	Ps. 7,519
Allowance for doubtful accounts		(489)	(413)
Current trade customer notes receivable		185	434
The Coca-Cola Company (see Note 14)		1,700	1,835
Loans to employees		211	172
Travel advances to employees		64	46
Other related parties (see Note 14)		235	211
Heineken Company (see Note 14)		454	462
Others		1,144	571

	Ps.	12,798	Ps. 10,837

7.1 Trade receivables

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

The carrying value of accounts receivable approximates its fair value as of December 31, 2013 and 2012.

Aging of past due but not impaired (days outstanding)

	December 31, 2013		December 31, 2012
60-90 days	Ps.	208	Ps.	242
90-120 days		40		69
120+ days		299		144

Total	Ps.	547	Ps.	455

7.2 Movement in the allowance for doubtful accounts

	2013		2012		2011
Opening balance	Ps.	413	Ps.	343	Ps.	249
Allowance for the year		154		330		146
Charges and write-offs of uncollectible accounts		(34)		(232)		(84)
Restatement of beginning balance in hyperinflationary economies and effects of changes in foreign exchange rates		(44)		(28)		32

Ending balance	Ps.	489	Ps.	413	Ps.	343

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and unrelated.

Aging of impaired trade receivables (days outstanding)

	December 31, 2013		December 31, 2012
60-90 days	Ps.	69	Ps.	4
90-120 days		14		12
120+ days		406		397

Total	Ps.	489	Ps.	413

7.3 Payments from The Coca-Cola Company

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Coca-Cola FEMSA’s refrigeration equipment and returnable bottles investment program. Contributions received by Coca-Cola FEMSA for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the investment in refrigeration equipment and returnable bottles items. For the years ended December 31, 2013, 2012 and 2011 contributions received were Ps. 4,206, Ps. 3,018 and Ps. 2,595, respectively.

Note 8. Inventories

	December 31, 2013		December 31, 2012
Finished products	Ps.	10,492	Ps.	9,630
Raw materials		4,934		4,541
Spare parts		1,404		978
Work in process		238		63
Inventories in transit		1,057		1,118
Other		164		15

	Ps.	18,289	Ps.	16,345

For the years ended at 2013, 2012 and 2011, the Company recognized write-downs of its inventories for Ps. 1,322, Ps. 793 and Ps. 747 to net realizable value, respectively.

For the years ended at 2013, 2012 and 2011, changes in inventories are comprised as follows and included in the consolidated income statement under the cost of goods sold caption:

	2013		2012		2011
Changes in inventories of finished goods and work in progress	Ps.	76,163	Ps.	68,712	Ps.	61,566
Raw materials and consumables used		49,740		51,033		44,578

	Ps.	125,903	Ps.	119,745	Ps.	106,144

Note 9. Other Current Assets and Other Current Financial Assets

9.1 Other current assets

	December 31, 2013		December 31, 2012
Prepaid expenses	Ps.	1,666	Ps.	1,108
Agreements with customers		148		128
Short-term licenses		55		47
Other		110		51

	Ps.	1,979	Ps.	1,334

Prepaid expenses as of December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Advances for inventories	Ps.	478	Ps.	86
Advertising and promotional expenses paid in advance		191		284
Advances to service suppliers		309		339
Prepaid leases		120		101
Prepaid insurance		33		61
Others		535		237

	Ps.	1,666	Ps.	1,108

Advertising and deferred promotional expenses recorded in the consolidated income statement for the years ended December 31, 2013, 2012 and 2011 amounted to Ps. 6,232, Ps. 4,471 and Ps. 4,695, respectively.

9.2 Other current financial assets

	December 31, 2013		December 31, 2012
Restricted cash	Ps.	3,106	Ps.	1,465
Derivative financial instruments (see Note 20)		28		106
Short term note receivable		843		975

	Ps.	3,977	Ps.	2,546

The Company has pledged part of its short-term deposits in order to fulfill the collateral requirements for the accounts payable in different currencies. As of December 31, 2013 and 2012, the fair value of the short-term deposit pledged were:

	December 31, 2013		December 31, 2012
Venezuelan bolivars	Ps.	2,658	Ps.	1,141
Brazilian reais		340		183
Colombian pesos		108		141

	Ps.	3,106	Ps.	1,465

Note 10. Investments in Associates and Joint Ventures

Details of the Company’s associates and joint ventures accounted for under the equity method at the end of the reporting period are as follows:

Ownership Percentage					Carrying Amount
Investee	Principal Activity	Place of Incorporation	December 31, 2013	December 31, 2012	December 31, 2013		December 31, 2012
Heineken Company (1) (2)	Beverages	The Netherlands	20.0%	20.0%	Ps.	80,351	Ps.	77,484
Coca-Cola FEMSA:
Joint ventures:
Grupo Panameño de Bebidas	Beverages	Panama	50.0%	50.0%		892		756
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%		187		167
Estancia Hidromineral Itabirito, LTDA	Bottling and distribution	Brazil	50.0%	50.0%		142		147
Coca-Cola Bottlers Philippines, Inc. (CCBPI)	Bottling	Philippines	51.0%	—		9,398		—
Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”) (3)	Sugar production	Mexico	36.3%	26.1%		2,034		1,447
Industria Envasadora de Queretaro, S.A. de C.V.(“IEQSA”)	Canned bottling	Mexico	32.8%	27.9%		181		141
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”)	Recycling	Mexico	35.0%	35.0%		90		74
Jugos del Valle, S.A.P.I. de C.V.	Beverages	Mexico	26.2%	25.1%		1,470		1,351
KSP Partiçipações, LTDA	Beverages	Brazil	38.7%	38.7%		85		93
SABB Sistema de Alimentos e Bebidas Do Brasil, LTDA (formerly Sucos del Valle do Brasil LTDA) (4) (5)	Beverages	Brazil	—	19.7%		—		902
Holdfab2 Partiçipações Societárias, LTDA (“Holdfab2”) (4)	Beverages	Brazil	—	27.7%		—		205
Leao Alimentos e Bebidas, LTDA (4)	Beverages	Brazil	26.1%	—		2,176		—
Other investments in Coca Cola FEMSA’s companies	Various	Various	Various	Various		112		69
FEMSA Comercio:
Café del Pacifico, S.A.P.I. de C.V. (Caffenio) (1)	Coffee	Mexico	40.0%	40.0%		466		459
Other investments (1) (6)	Various	Various	Various	Various		746		545

					Ps.	98,330	Ps.	83,840

(1)	Associate.
(2)	As of December 31, 2013, comprised of 12.53% of Heineken, N.V. and 14.94% of Heineken Holding, N.V., which represents an economic interest of 20% in Heineken. The Company has significant influence, mainly, due to the fact that it participates in the Board of Directors of Heineken Holding, N.V. and the Supervisory Board of Heineken N.V.; and for the material transactions between the Company and Heineken Company.
(3)	As mentioned in Note 4, on May 24, 2013 and May 4, 2012, Coca-Cola FEMSA completed the merger of 100% of Grupo Yoli and Grupo Foque, respectively. As part of these mergers, Coca-Cola FEMSA increased its equity interest to 36.3% and 26.1% in Promotora Industrial Azucarera, S.A. de C.V., respectively.
(4)	During March 2013, Holdfab2 Partiçipações Societárias, LTDA and SABB- Sistema de Alimentos e Bebidas Do Brasil, LTDA. were merged into Leao Alimentos e Bebidas, Ltda.
(5)	The Company has significant influence due to the fact that it has power to participate in the financial and operating policy decisions of the investee.
(6)	Joint ventures.

On January 25, 2013, Coca-Cola FEMSA finalized the acquisition of 51% of Coca-Cola Bottlers Philippines, Inc. (CCBPI) for an amount of $688.5 U.S. dollars (Ps. 8,904) in an all-cash transaction. As part of the agreement, Coca-Cola FEMSA obtained a call option to acquire the remaining 49% of CCBPI at any time during the seven years following the closing. Coca-Cola FEMSA also has a put option to sell its 51% ownership to The Coca-Cola Company at any time from the fifth anniversary of the date of acquisition until the sixth anniversary, at a price which is based in part on the fair value of CCBPI at the date of acquisition (See Note 20.7).

From the date of the investment acquisition through December 31, 2013, the results of CCBPI have been recognized by Coca-Cola FEMSA using the equity method, this is based on the following factors: (i) during the initial four-year period some relevant activities require joint approval between Coca-Cola FEMSA and The Coca-Cola Company; and (ii) potential voting rights to acquire the remaining 49% of CCBPI are not likely to be exercised in the foreseeable future due to the fact that the call option is “out of the money” as of December 31, 2013.

On October 1, 2012 FEMSA Comercio acquired a 40% ownership interest in Café del Pacífico, S.A.P.I de C.V., a Mexican coffee producing company for Ps. 462. On the acquisition date, the difference between the cost of its investment and the FEMSA Comercio’s share of the net book value and net fair value of the associate’s identifiable assets, liabilities and contingent liabilities was accounted for in accordance with the Company’s accounting policy described in Note 3.2 and resulted in the identification of amortizable intangible assets, primarily customer lists, step-up adjustments associated with the fair value of acquired fixed assets, including the associated deferred tax impacts as well as goodwill, which is not amortized, all of which are included in the carrying amount of the investment in associates. The Company made adjustments to its share of the associate’s profits after the acquisition date to account for the depreciation of the depreciable assets and amortizable intangible assets based on their fair values at the acquisition date, net of their deferred tax impact and recognized a loss of Ps. 23 associated with its investment in this associate for the period from October 1, 2012 to December 31, 2012.

During 2013 Coca-Cola FEMSA made capital contributions to Jugos del Valle S.A.P.I. de C.V. in the amount of Ps. 27.

During 2012 Coca-Cola FEMSA made capital contributions to Jugos del Valle, S.A.P.I. de C.V. in the amount of Ps. 469. The funds were mainly used by Jugos del Valle to acquire Santa Clara in Mexico (a dairy products Company).

On March 17, 2011, a consortium of investors formed by FEMSA, the Macquarie Mexican Infrastructure Fund and other investors, acquired Energía Alterna Istmeña, S. de R.L. de C.V. (“EAI”), and Energía Eólica Mareña, S.A. de C.V. (“EEM”), from subsidiaries of Preneal, S.A. (“Preneal”). EAI and EEM are the owners of a 396 megawatt late-stage wind energy project in the southeastern region of the State of Oaxaca. On February 23, 2012, a wholly-owned subsidiary of Mitsubishi Corporation, and Stichting Depositary PGGM Infrastructure Funds, a pension fund managed by PGGM, acquired the 45% interest held by FEMSA in the parent companies of the Mareña Renovables Wind Power Farm. The sale of FEMSA’s participation as an investor resulted in a gain of Ps. 933. Certain subsidiaries of FEMSA, FEMSA Comercio and Coca-Cola FEMSA have entered into 20-year wind power supply agreements with the Mareña Renovables Wind Power Farm to purchase some of the energy output produced by it. These agreements will remain in full force and effect.

Heineken’s main activities are the production, distribution and marketing of beer worldwide. The Company recognized an equity income of Ps. 4,587, Ps. 8,311 and Ps. 4,880, net of taxes regarding its interest in Heineken for the years ended December 31, 2013, 2012 and 2011, respectively.

Summarized financial information in respect of the associate Heineken accounted for under the equity method is set out below.

	December 31, 2013				December 31, 2012 (1)
	Peso		Million of Euro		Peso		Million of Euro
Total current assets	Ps.	98,814	€.	5,495	Ps.	94,788	€.	5,537
Total non-current assets		500,667		27,842		521,155		30,443
Total current liabilities		143,913		8,003		133,734		7,812
Total non-current liabilities		233,376		12,978		263,000		15,363
Total equity		222,192		12,356		219,209		12,805
Equity attributable to equity holders of Heineken		205,038		11,402		200,876		11,734
Total revenue and other income	Ps.	333,437	€.	19,429	Ps.	333,209	€.	19,893
Total cost and expenses		289,605		16,875		271,284		16,196
Net income	Ps.	27,236	€.	1,587	Ps.	51,490	€.	3,074
Net income attributable to equity holders of the company		23,409		1,364		48,810		2,914
Other comprehensive income		(18,998)		(1,107)		(5,327)		(318)
Total comprehensive income	Ps.	8,238	€.	480	Ps.	46,163	€.	2,756
Total comprehensive income attributable to equity holders of the company		5,766		336		43,684		2,608

(1)	Heineken adjusted its comparative figures due to restatement for the revised IAS 19 and finalization of the purchase price allocation for APB.

Reconciliation from the equity of the associate Heineken to the investment of the Company.

	December 31, 2013				December 31, 2012
	Peso		Million of Euro		Peso		Million of Euro
Equity attributable to equity holders of Heineken	Ps.	205,038	€.	11,402	Ps.	200,876	€.	11,734
Restatement due to IAS 19 revised		—		—		(736)		(43)
Effects of fair value determined by Purchase Price Allocation		88,822		4,939		84,566		4,939
Goodwill		107,895		6,000		102,714		6,000

Equity attributable to equity holders of Heineken adjusted		401,755		22,341		387,420		22,630
Economic ownership percentage		20%		20%		20%		20%

Investment in Heineken Company		80,351		4,468		77,484		4,526

As of December 31, 2013 and 2012 fair value of Company’s investment in Heineken N.V. Holding and Heineken N.V. represented by shares equivalent to 20% of its outstanding shares amounted to Ps. 99,279 (€ 5,521 million) and Ps. 92,879 (€ 5,425 million) based on quoted market prices of those dates. As of April 16, 2014, approval date of these consolidated financial statements, fair value amounted to € 5,780 million.

During the years ended December 31, 2013, 2012 and 2011, the Company received dividends distributions from Heineken, amounted to Ps. 1,752, Ps. 1,697 and Ps. 1,661, respectively.

Summarized financial information in respect of the interests in individually immaterial of Coca-Cola FEMSA’s associates accounted for under the equity method is set out below.

	2013		2012		2011
Total current assets	Ps.	8,232	Ps.	6,958	Ps.	7,038
Total non-current assets		11,750		12,023		9,843
Total current liabilities		4,080		3,363		3,376
Total non-current liabilities		3,575		2,352		2,067
Total revenue	Ps.	20,889	Ps.	16,609	Ps.	16,087
Total cost and expenses		20,581		15,514		14,894
Net income (1)		433		858		1,053

(1)	Includes FEMSA Comercio’s investments and other investments.

Summarized financial information in respect of the interests in individually immaterial of Coca-Cola FEMSA’s joint ventures accounted for under the equity method is set out below.

	2013		2012		2011
Total current assets	Ps.	8,622	Ps.	1,612	Ps.	1,091
Total non-current assets		13,561		2,616		3,097
Total current liabilities		6,547		1,977		2,053
Total non-current liabilities		960		106		140
Total revenue	Ps.	16,844	Ps.	2,187	Ps.	2,095
Total cost and expenses		16,622		2,262		2,093
Net income (loss) (1)		113		(77)		(7)

(1)	Includes FEMSA Comercio’s investments and other investments.

The Company’s share of other comprehensive income from equity investees, net of taxes for the year ended December 31, 2013, 2012 and 2011 are as follows:

	2013		2012		2011
Valuation of the effective portion of derivative financial instruments	Ps.	(91)	Ps.	113	Ps.	94
Exchange differences on translating foreign operations		(3,029)		183		(1,253)
Remeasurements of the net defined benefit liability		491		(1,077)		(236)

	Ps.	(2,629)	Ps.	(781)	Ps.	(1,395)

Note 11. Property, Plant and Equipment, Net

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2011	Ps.	4,006	Ps.	10,273	Ps.	32,600	Ps.	8,462	Ps.	2,930	Ps.	3,082	Ps.	7,270	Ps.	629	Ps.	69,252
Additions		233		271		3,348		960		1,236		5,849		45		104		12,046
Additions from business combinations		597		1,103		2,309		314		183		202		—		—		4,708
Transfer of completed projects in progress		23		379		2,542		421		521		(5,162)		1,277		(1)		—
Transfer to/(from) assets classified as held for sale		111		144		(13)		—		—		—		—		(68)		174
Disposals		(58)		(15)		(2,315)		(325)		(901)		5		(331)		(162)		(4,102)
Effects of changes in foreign exchange rates		141		414		981		536		143		76		12		82		2,385
Changes in value on the recognition of inflation effects		91		497		1,155		268		3		50		—		11		2,075
Capitalization of borrowing costs		—		—		17		—		—		—		—		—		17

Cost as of December 31, 2011	Ps.	5,144	Ps.	13,066	Ps.	40,624	Ps.	10,636	Ps.	4,115	Ps.	4,102	Ps.	8,273	Ps.	595	Ps.	86,555

Cost as of January 1, 2012	Ps.	5,144	Ps.	13,066	Ps.	40,624	Ps.	10,636	Ps.	4,115	Ps.	4,102	Ps.	8,273	Ps.	595	Ps.	86,555
Additions		329		415		4,607		1,176		1,434		6,511		186		186		14,844
Additions from business combinations		206		390		486		84		18		—		—		—		1,184
Adjustments of fair value of past business combinations		57		312		(462)		(39)		(77)		—		(1)		—		(210)
Transfer of completed projects in progress		137		339		1,721		901		765		(5,183)		1,320		—		—
Transfer to/(from) assets classified as held for sale		—		—		(34)		—		—		—		—		—		(34)
Disposals		(82)		(131)		(963)		(591)		(324)		(14)		(100)		(69)		(2,274)
Effects of changes in foreign exchange rates		(107)		(485)		(2,051)		(451)		(134)		(28)		(60)		(41)		(3,357)
Changes in value on the recognition of inflation effects		85		471		1,138		275		17		(31)		—		83		2,038
Capitalization of borrowing costs		—		—		16		—		—		—		—		—		16

Cost as of December 31, 2012	Ps.	5,769	Ps.	14,377	Ps.	45,082	Ps.	11,991	Ps.	5,814	Ps.	5,357	Ps.	9,618	Ps.	754	Ps.	98,762

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2013	Ps.	5,769	Ps.	14,377	Ps.	45,082	Ps.	11,991	Ps.	5,814	Ps.	5,357	Ps.	9,618	Ps.	754	Ps.	98,762
Additions		433		167		4,648		1,107		1,435		8,238		11		341		16,380
Additions from business combinations		536		2,278		2,814		428		96		614		36		264		7,066
Transfer of completed projects in progress		389		1,158		992		1,144		785		(6,296)		1,828		—		—
Transfer to/(from) assets classified as held for sale		—		—		(216)		—		—		—		—		—		(216)
Disposals		(11)		(291)		(2,049)		(749)		(324)		(748)		(697)		(15)		(4,884)
Effects of changes in foreign exchange rates		(250)		(1,336)		(3,678)		(1,135)		(466)		(291)		(103)		(55)		(7,314)
Changes in value on the recognition of inflation effects		228		1,191		2,252		603		46		165		—		277		4,762
Capitalization of borrowing costs		—		—		32		—		—		—		—		—		32

Cost as of December 31, 2013	Ps.	7,094	Ps.	17,544	Ps.	49,877	Ps.	13,389	Ps.	7,386	Ps.	7,039	Ps.	10,693	Ps.	1,566	Ps.	114,588

Accumulated Depreciation
Accumulated Depreciation as of January 1, 2011	Ps.	—	Ps.	(3,347)	Ps.	(15,829)	Ps.	(4,778)	Ps.	(478)	Ps.	—	Ps.	(2,464)	Ps.	(174)	Ps.	(27,070)
Depreciation for the year		—		(328)		(2,985)		(948)		(853)		—		(533)		(47)		(5,694)
Transfer (to)/from assets classified as held for sale		—		(41)		(3)		—		—		—		—		—		(44)
Disposals		—		6		2,146		154		335		—		298		67		3,006
Effects of changes in foreign exchange rates		—		(171)		(525)		(270)		(35)		—		—		(29)		(1,030)
Changes in value on the recognition of inflation effects		—		(280)		(653)		(202)		—		—		—		(25)		(1,160)

Accumulated Depreciation as of December 31, 2011	Ps.	—	Ps.	(4,161)	Ps.	(17,849)	Ps.	(6,044)	Ps.	(1,031)	Ps.	—	Ps.	(2,699)	Ps.	(208)	Ps.	(31,992)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2012	Ps.	—	Ps.	(4,161)	Ps.	(17,849)	Ps.	(6,044)	Ps.	(1,031)	Ps.	—	Ps.	(2,699)	Ps.	(208)	Ps.	(31,992)
Depreciation for the year		—		(361)		(3,781)		(1,173)		(1,149)		—		(639)		(72)		(7,175)
Transfer (to)/from assets classified as held for sale		—		1		10		—		—		—		—		(26)		(15)
Disposals		—		158		951		492		200		—		94		1		1,896
Effects of changes in foreign exchange rates		—		200		749		303		(5)		—		68		(5)		1,310
Changes in value on the recognition of inflation effects		—		(288)		(641)		(200)		(3)		—		—		(5)		(1,137)

Accumulated Depreciation as of December 31, 2012	Ps.	—	Ps.	(4,451)	Ps.	(20,561)	Ps.	(6,622)	Ps.	(1,988)	Ps.	—	Ps.	(3,176)	Ps.	(315)	Ps.	(37,113)

Accumulated Depreciation as of January 1, 2013	Ps.	—	Ps.	(4,451)	Ps.	(20,561)	Ps.	(6,622)	Ps.	(1,988)	Ps.	—	Ps.	(3,176)	Ps.	(315)	Ps.	(37,113)
Depreciation for the year		—		(431)		(4,380)		(1,452)		(1,662)		—		(784)		(96)		(8,805)
Transfer (to)/from assets classified as held for sale		—		—		105		—		—		—		—		—		105
Disposals		—		200		1,992		785		33		—		682		6		3,698
Effects of changes in foreign exchange rates		—		591		2,061		755		143		—		8		73		3,631
Changes in value on the recognition of inflation effects		—		(583)		(996)		(442)		(6)		—		—		(122)		(2,149)

Accumulated Depreciation as of December 31, 2013	Ps.	—	Ps	. (4,674)	Ps.	(21,779)	Ps.	(6,976)	Ps.	(3,480)	Ps.	—	Ps.	(3,270)	Ps.	(454)	Ps.	(40,633)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
As of December 31, 2011	Ps.	5,144	Ps.	8,905	Ps.	22,775	Ps.	4,592	Ps.	3,084	Ps.	4,102	Ps.	5,574	Ps.	387	Ps	.54,563

As of December 31, 2012	Ps.	5,769	Ps.	9,926	Ps.	24,521	Ps.	5,369	Ps.	3,826	Ps.	5,357	Ps.	6,442	Ps.	439	Ps.	61,649

As of December 31, 2013	Ps.	7,094	Ps.	12,870	Ps.	28,098	Ps.	6,413	Ps.	3,906	Ps.	7,039	Ps.	7,423	Ps.	1,112	Ps.	73,955

During the years ended December 31, 2013, 2012 and 2011 the Company capitalized Ps. 32, Ps. 16 and Ps. 17, respectively of borrowing costs in relation to Ps. 790, Ps. 196 and Ps. 256 in qualifying assets. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.1%, 4.3% and 5.8%, respectively.

For the years ended December 31, 2013, 2012 and 2011 interest expense, interest income and net foreign exchange losses are analyzed as follows:

	2013		2012		2011
Interest expense, interest income and foreign exchange losses	Ps.	3,887	Ps.	1,937	Ps.	325
Amount capitalized (1)		57		38		185

Net amount in consolidated income statements	Ps.	3,830	Ps.	1,899	Ps.	140

(1)	Amount capitalized in property, plant and equipment and amortized intangible assets.

Commitments related to acquisitions of property, plant and equipment are disclosed in Note 25.

Note 12. Intangible Assets

Cost	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2011	Ps.	41,173	Ps.	—		Ps. 386		Ps. 41,559		Ps. 1,627		Ps. 1,389		Ps. 499		Ps. 226		Ps. 3,741		Ps. 45,300
Purchases		—		—		9		9		221		300		61		48		630		639
Acquisition from business combinations		11,878		4,515		—		16,393		66		3		—		—		69		16,462
Transfer of completed development systems		—		—		—		—		261		(261)		—		—		—		—
Effect of movements in exchange rates		1,072		—		—		1,072		30		—		—		7		37		1,109
Changes in value on the recognition of inflation effects		815		—		—		815		—		—		—		—		—		815
Capitalization of borrowing costs		—		—		—		—		168		—		—		—		168		168

Cost as of December 31, 2011	Ps.	54,938	Ps.	4,515	Ps.	395	Ps.	59,848	Ps.	2,373	Ps.	1,431	Ps.	560	Ps.	281	Ps.	4,645	Ps.	64,493

Cost
Cost as of January 1, 2012	Ps.	54,938	Ps.	4,515	Ps.	395	Ps.	59,848	Ps.	2,373	Ps.	1,431	Ps.	560	Ps.	281	Ps.	4,645	Ps.	64,493
Purchases		—		—		6		6		35		90		166		106		397		403
Acquisition from business combinations		2,973		2,605		—		5,578		—		—		—		—		—		5,578
Internally developed		—		—		—		—		—		38		—		—		38		38
Adjustments of fair value of past business combinations		(42)		(148)		—		(190)		—		—		—		—		—		(190)
Transfer of completed development systems		—		—		—		—		559		(559)		—		—		—		—
Disposals		—		—		(62)		(62)		(7)		—		—		—		(7)		(69)
Effect of movements in exchange rates		(478)		—		—		(478)		(97)		(3)		—		(3)		(103)		(581)
Changes in value on the recognition of inflation effects		(121)		—		—		(121)		—		—		—		—		—		(121)
Capitalization of borrowing costs		—		—		—		—		—		22		—		—		22		22

Balance as of December 31, 2012	Ps.	57,270	Ps.	6,972	Ps.	339	Ps.	64,581	Ps.	2,863	Ps.	1,019	Ps.	726	Ps.	384	Ps.	4,992	Ps.	69,573

Cost	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2013	Ps.	57,270	Ps.	6,972	Ps.	339	Ps.	64,581	Ps.	2,863	Ps.	1,019	Ps.	726	Ps.	384	Ps.	4,992	Ps.	69,573
Purchases		—		—		—		—		164		644		179		123		1,110		1,110
Acquisition from business combinations		19,868		14,692		1,621		36,181		70		—		—		196		266		36,447
Transfer of completed development systems		—		—		—		—		172		(172)		—		—		—		—
Disposals		—		—		(163)		(163)		—		—		(46)		—		(46)		(209)
Effect of movements in exchange rates		(1,828)		(356)		(10)		(2,194)		(75)		—		—		(13)		(88)		(2,282)
Changes in value on the recognition of inflation effects		417		—		—		417		—		113		—		—		113		530
Capitalization of borrowing costs		—		—		—		—		25		—		—		—		25		25

Cost as of December 31, 2013	Ps.	75,727	Ps.	21,308	Ps.	1,787	Ps.	98,822	Ps.	3,219	Ps.	1,604	Ps.	859	Ps.	690	Ps.	6,372	Ps.	105,194

Amortization and Impairment Losses
Amortization as of January 1, 2011	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(914)	Ps.	—	Ps.	(87)	Ps.	(46)	Ps.	(1,047)	Ps.	(1,047)
Amortization expense		—		—		—		—		(187)		—		(27)		(41)		(255)		(255)
Impairment losses		—		—		(103)		(103)		—		—		—		(43)		(43)		(146)
Effect of movements in exchange rates		—		—		—		—		(15)		—		—		—		(15)		(15)

Amortization as of December 31, 2011	Ps.	—	Ps.	—	Ps.	(103)	Ps.	(103)	Ps.	(1,116)	Ps.	—	Ps.	(114)	Ps.	(130)	Ps.	(1,360)	Ps.	(1,463)

Amortization as of January 1, 2012	Ps.	—	Ps.	—	Ps.	(103)	Ps.	(103)	Ps.	(1,116)	Ps.	—	Ps.	(114)	Ps.	(130)	Ps.	(1,360)	Ps.	(1,463)
Amortization expense		—		—		—		—		(202)		—		(36)		(66)		(304)		(304)
Disposals		—		—		—		—		25		—		—		—		25		25
Effect of movements in exchange rates		—		—		—		—		65		—		—		(3)		62		62

Amortization as of December 31, 2012	Ps.	—	Ps.	—	Ps.	(103)	Ps.	(103)	Ps.	(1,228)	Ps.	—	Ps.	(150)	Ps.	(199)	Ps.	(1,577)	Ps.	(1,680)

Amortization and impairment losses	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Amortization as of January 1, 2013	Ps.	—	Ps.	—	Ps.	(103)	Ps.	(103)	Ps.	(1,228)	Ps.	—	Ps.	(150)	Ps.	(199)	Ps.	(1,577)	Ps.	(1,680)
Amortization expense		—		—		—				(271)		—		(73)		(72)		(416)		(416)
Disposals		—		—		103		103		2		—		46		—		48		151
Effect of movements in exchange rates		—		—		—				35		—		—		9		44		44

Amortization as of December 31, 2013	Ps.		Ps.	—	Ps.	—	Ps.	—	Ps.	(1,462)	Ps.	—	Ps.	(177)	Ps.	(262)	Ps.	(1,901)	Ps.	(1,901)

Carrying Amount
As of December 31, 2011	Ps.	54,938	Ps.	4,515	Ps.	292	Ps.	59,745	Ps.	1,257	Ps.	1,431	Ps.	446	Ps.	151	Ps.	3,285	Ps.	63,030
As of December 31, 2012	Ps.	57,270	Ps.	6,972	Ps.	236	Ps.	64,478	Ps.	1,635	Ps.	1,019	Ps.	576	Ps.	185	Ps.	3,415	Ps.	67,893
As of December 31, 2013	Ps.	75,727	Ps.	21,308	Ps.	1,787	Ps.	98,822	Ps.	1,757	Ps.	1,604	Ps.	682	Ps.	428	Ps.	4,471	Ps.	103,293

During the years ended December 31, 2013, 2012 and 2011 the Company capitalized Ps. 25, Ps. 22 and Ps. 168, respectively of borrowing costs in relation to Ps. 630, Ps. 674 and Ps. 1,761 in qualifying assets, respectively. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.1%, 4.3% and 5.8%, respectively.

For the years ended 2013, 2012 and 2011, allocation for amortization expense is as follows:

	2013		2012		2011
Cost of goods sold	Ps.	10	Ps.	3	Ps.	4
Administrative expenses		249		204		151
Selling expenses		157		97		100

	Ps.	416	Ps.	304	Ps.	255

The average remaining period for the Company’s intangible assets that are subject to amortization is as follows:

Years
Technology Costs and Management Systems	7
Alcohol Licenses	9

Coca-Cola FEMSA Impairment Tests for Cash-Generating Units Containing Goodwill and Distribution Rights

For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be the CGU.

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

	December 31, 2013		December 31, 2012
Mexico	Ps.	55,126	Ps.	47,492
Guatemala		303		299
Nicaragua		390		407
Costa Rica		1,134		1,114
Panama		785		781
Colombia		5,895		6,387
Venezuela		3,508		3,236
Brazil		28,405		4,416
Argentina		103		110

Total	Ps.	95,649	Ps.	64,242

Goodwill and distribution rights are tested for impairments annually. The recoverable amounts of the CGUs are based on value-in-use calculations. Value in use was determined by discounting the future cash flows generated from the continuing use of the CGU.

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

•

A per CGU-specific Weighted Average Cost of Capital (“WACC”) was applied as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes, size premium adjusting.

The key assumptions by CGU for impairment test as of December 31, 2012 were as follows:

CGU	WACC real	Expected Annual Long- Term Inflation 2013-2023	Expected Volume Growth Rates 2013-2023
Mexico	5.5%	3.6%	2.8%
Colombia	5.8%	3.0%	6.1%
Venezuela	11.3%	25.8%	2.8%
Costa Rica	7.7%	5.7%	2.8%
Guatemala	8.1%	5.3%	4.0%
Nicaragua	9.5%	6.6%	5.1%
Panama	7.7%	4.6%	3.6%
Argentina	10.7%	10.0%	4.2%
Brazil	5.5%	5.8%	3.8%

The key assumptions by CGU for impairment test as of December 31, 2013 were as follows:

CGU	WACC real	Expected Annual Long- Term Inflation 2014-2024	Expected Volume Growth Rates 2014-2024
Mexico	5.1%	3.9%	1.3%
Colombia	6.0%	3.0%	5.0%
Venezuela	10.8%	32.2%	2.5%
Costa Rica	7.2%	5.0%	2.4%
Guatemala	9.7%	5.2%	5.2%
Nicaragua	12.5%	6.3%	4.1%
Panama	7.1%	4.2%	5.7%
Argentina	10.9%	11.1%	3.8%
Brazil	5.9%	6.0%	4.4%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). Coca-Cola FEMSA consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

At December 31, 2013 Coca-Cola FEMSA performed an additional impairment sensitivity calculation, taking into account an adverse change in WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of a 100 basis points, except in Mexico and concluded that no impairment would be recorded.

CGU	Change in WACC	Change in Volume Growth CAGR(1)	Effect on Valuation
Mexico	+2.5%	-0.25%	Passes by 2.9x
Colombia	+0.9%	-1.0%	Passes by 4.6x
Venezuela	+5.5%	-1.0%	Passes by 7.4x
Costa Rica	+0.3%	-1.0%	Passes by 2.6x
Guatemala	+2.0%	-1.0%	Passes by 3.5x
Nicaragua	+4.1%	-1.0%	Passes by 1.5x
Panama	+1.8%	-1.0%	Passes by 8.4x
Argentina	+3.8%	-1.0%	Passes by 78.8x
Brazil	+3.7%	-1.0%	Passes by 8.1x

(1)	Compound Annual Growth Rate (CAGR).

Note 13. Other Assets, Net and Other Financial Assets

13.1 Other assets, net

	December 31, 2013		December 31, 2012
Agreement with customers, net	Ps.	314	Ps.	278
Long term prepaid advertising expenses		102		78
Guarantee deposits (1)		1,147		953
Prepaid bonuses		116		117
Advances to acquire property, plant and equipment		866		973
Recoverable taxes		185		93
Others		770		331

	Ps.	3,500	Ps.	2,823

(1)	As it is customary in Brazil, the Company is required to collaterize tax, legal and labor contingencies by guarantee deposits.

13.2 Other financial assets

	December 31, 2013		December 31, 2012
Non-current accounts receivable	Ps.	1,120	Ps.	1,110
Derivative financial instruments (see Note 20)		1,472		1,144
Other non-current financial assets		161		—

	Ps.	2,753	Ps.	2,254

As of December 31, 2013 and 2012, the fair value of long term accounts receivable amounted to Ps. 1,142 and Ps. 1,244, respectively. The fair value is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for receivable of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy.

Note 14. Balances and Transactions with Related Parties and Affiliated Companies

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

The consolidated statements of financial positions and consolidated income statements include the following balances and transactions with related parties and affiliated companies:

	December 31, 2013		December 31, 2012
Balances
Due from The Coca-Cola Company (see Note 7) (1) (9)	Ps.	1,700	Ps.	1,835
Balance with BBVA Bancomer, S.A. de C.V. (2)		2,357		2,299
Balance with Grupo Financiero Banorte, S.A. de C.V. (2)		817		—
Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (3)		171		219
Due from Heineken Company (1) (7)		454		462
Due from Compañía Panameña de Bebidas, S.A.P.I de C.V. (3) (8)		893		828
Other receivables (1) (4)		924		211

Due to The Coca-Cola Company (6) (9)	Ps.	5,562	Ps.	4,088
Due to BBVA Bancomer, S.A. de C.V. (5)		1,080		1,136
Due to Caffenio (6) (7)		7		144
Due to Grupo Financiero Banamex, S.A. de C.V. (5)		1,962		—
Due to British American Tobacco Mexico (6)		280		395
Due to Heineken Company (6) (7)		2,339		1,939
Other payables (6)		605		488

(1)	Presented within accounts receivable.
(2)	Presented within cash and cash equivalents.
(3)	Presented within other financial assets.
(4)	Presented within other current financial assets.
(5)	Recorded within bank loans.
(6)	Recorded within accounts payable.
(7)	Associates.
(8)	Joint venture.
(9)	Non controlling interest.

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2013 and 2012, there was no expense resulting from the uncollectibility of balances due from related parties.

Transactions	2013		2012		2011
Income:
Services to Heineken Company (1)	Ps.	2,412	Ps.	2,979	Ps.	2,169
Logistic services to Grupo Industrial Saltillo, S.A. de C.V. (4)		287		242		241
Sales of Grupo Inmobiliario San Agustin, S.A. shares to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (4)		—		391		—
Logistic services to Jugos del Valle (1)		471		431		—
Other revenues from related parties		399		341		469

Expenses:
Purchase of concentrate from The Coca-Cola Company (3)	Ps.	22,988	Ps.	23,886	Ps.	20,882
Purchases of raw material, beer and operating expenses from Heineken Company (1)		11,865		11,013		9,397
Purchase of coffee from Caffenio (1)		1,383		342		—
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V.(4)		2,860		2,394		2,270
Purchase of cigarettes from British American Tobacco Mexico (4)		2,460		2,342		1,964
Advertisement expense paid to The Coca-Cola Company (3) (5)		1,291		1,052		872
Purchase of juices from Jugos del Valle, S.A.P.I. de C.V. (1)		2,628		1,985		1,564
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V. (1)		956		423		52
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (4)		77		205		128
Purchase of sugar from Beta San Miguel (4)		1,557		1,439		1,398
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V. (4)		670		711		701
Purchase of canned products from IEQSA (1)		615		483		262
Advertising paid to Grupo Televisa, S.A.B. (4)		92		124		86
Interest expense paid to Grupo Financiero Banamex, S.A. de C.V. (4)		19		—		28
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B.(4)		67		57		59
Donations to Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C.(4)		78		109		81
Donations to Fundación FEMSA, A.C. (4)		27		864		46
Purchase of plastic bottles from Embotelladora del Atlántico, S.A. (formerly Complejo Industrial Pet, S.A.) (4)		124		99		56
Purchase of juice and milk powder from Grupo Estrella Azul (2)		—		—		60
Donations to Difusión y Fomento Cultural, A.C. (4)		—		29		21
Interest expense paid to The Coca-Cola Company (3)		60		24		7
Other expenses with related parties		299		389		321

(1)	Associates.
(2)	Joint Venture.
(3)	Non controlling interest.
(4)	Members of the board of directors in FEMSA participate in board of directors of this entity.
(5)	Net of the contributions from The Coca-Cola Company of Ps. 4,206, Ps. 3,018 and Ps. 2,595, for the years ended in 2013, 2012 and 2011, respectively.

Also as disclosed in Note 10, during January 2013, Coca-Cola FEMSA purchased its 51% interest in CCBPI from The Coca-Cola Company. The remainder of CCBPI is owned by The Coca-Cola Company and Coca-Cola FEMSA has currently outstanding certain call and put options related to CCBPI’s equity interests.

Commitments with related parties

Related Party	Commitment	Amount		Conditions
Heineken Company	Supply	Ps.	—	Supply of all beer products in Mexico’s
OXXO stores. The contract may be renewed for five years on additional periods. At the end of the contract OXXO will not hold exclusive contract with another supplier of beer for the next 3 years. Commitment term, Jan 1st, 2010 to Jun 30, 2020.

		Ps.	—

The benefits and aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2013		2012		2011
Short-term employee benefits paid	Ps.	1,268	Ps.	1,022	Ps.	998
Postemployment benefits		37		37		29
Termination benefits		25		13		13
Share based payments		306		275		253

Note 15. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of the Company. As of the end and for the years ended on December 31, 2013, 2012 and 2011, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets				Liabilities
Balances	Short-Term		Long-Term		Short-Term		Long- Term
As of December 31, 2013
U.S. dollars	Ps.	5,340	Ps.	969	Ps.	6,061	Ps.	53,929
Euros		333		—		152		—
Other currencies		—		186		251		115

Total	Ps.	5,673	Ps.	1,155	Ps.	6,464	Ps.	54,044

As of December 31, 2012
U.S. dollars	Ps.	21,236	Ps.	912	Ps.	6,588	Ps.	14,493
Euros		—		—		38		—
Other currencies		8		—		75		250

Total	Ps.	21,244	Ps.	912	Ps.	6,701	Ps.	14,743

Transactions	Revenues		Disposal Shares		Other Revenues		Purchases of Raw Materials		Interest Expense		Consulting Fees		Assets Acquisitions		Other
For the year ended December 31, 2013
U.S. dollars	Ps.	2,013	Ps.	—	Ps.	605	Ps.	15,017	Ps.	435	Ps.	11	Ps.	80	Ps.	1,348
Euros		1		—		3		55		9		—		2		15
Other currencies		—		—		—		—		—		—		—		3

Total	Ps.	2,014	Ps.	—	Ps.	608	Ps.	15,072	Ps.	444	Ps.	11	Ps.	82	Ps.	1,366

For the year ended December 31, 2012
U.S. dollars	Ps.	1,631	Ps.	1,127	Ps.	717	Ps.	12,016	Ps.	380	Ps.	13	Ps.	154	Ps.	1,585
Euros		—		—		—		—		—		—		32		10
Other currencies		—		—		—		—		—		—		—		68

Total	Ps.	1,631	Ps.	1,127	Ps.	717	Ps.	12,016	Ps.	380	Ps.	13	Ps.	186	Ps.	1,663

Transactions	Revenues		Disposal Shares		Other Revenues		Purchases of Raw Materials		Interest Expense		Consulting Fees		Assets Acquisitions		Other
For the year ended December 31, 2011
U.S. dollars	Ps.	1,067	Ps.	—	Ps.	497	Ps.	9,424	Ps.	319	Ps.	11	Ps.	306	Ps.	1,075
Euros		—		—		—		—		—		—		—		—
Other currencies		—		—		2		—		5		—		—		90

Total	Ps.	1,067	Ps.	—	Ps.	499	Ps.	9,424	Ps.	324	Ps.	11	Ps.	306	Ps.	1,165

Mexican peso exchange rates effective at the dates of the consolidated statements of financial position and at the issuance date of the Company’s consolidated financial statements were as follows:

	December 31,		April 16,
	2013	2012	2014
US dollar	13.0765	13.0101	13.0493
Euro	18.0079	17.0889	18.0734

Note 16. Post-Employment and Other Long-Term Employee Benefits

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

Actuarial calculations for pension and retirement plans, seniority premiums and post-retirement medical benefits, as well as the associated cost for the period, were determined using the following long-term assumptions to non-hyperinflationary most significant countries:

Mexico	December 31, 2013	December 31, 2012	December 31, 2011
Financial:
Discount rate used to calculate the defined benefit obligation	7.50%	7.10%	7.64%
Salary increase	4.79%	4.79%	4.79%
Future pension increases	3.50%	3.50%	3.50%
Healthcare cost increase rate	5.10%	5.10%	5.10%
Biometric:
Mortality (1)	EMSSA 82-89	EMSSA 82-89	EMSSA 82-89
Disability (2)	IMSS - 97	IMSS - 97	IMSS - 97
Normal retirement age	60 years	60 years	60 years
Employee turnover table (3)	BMAR 2007	BMAR 2007	BMAR 2007

Measurement date December:

(1)	EMSSA. Mexican Experience of social security.
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.
(3)	BMAR. Actuary experience.

Brazil	December 31, 2013		December 31, 2012		December 31, 2011
Financial:
Discount rate used to calculate the defined benefit obligation	10.70%		9.30%		9.70%
Salary increase	6.80%		5.00%		5.00%
Future pension increases	5.80%		4.00%		4.00%
Biometric:
Mortality (1)	UP84		UP84		UP84
Disability (2)	IMSS - 97		IMSS - 97		IMSS - 97
Normal retirement age	65 years		65 years		65 years
Employee turnover table	Brazil	(3)	Brazil	(3)	Brazil	(3)

Measurement date December:

(1)	UP84. Unisex mortality table.
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.
(3)	Rest of employee turnover bases on the experience of the Company’s subsidiary in Brazil.

Venezuela is a hyper-inflationary economy. The actuarial calculations for post-employment benefit (termination indemnity), as well as the associated cost for the period, were determined using the following long-term assumptions which are “real” assumptions (excluding inflation):

Venezuela	December 31, 2013	December 31, 2012
Financial:
Discount rate used to calculate the defined benefit obligation	1.00%	1.50%
Salary increase	1.00%	1.50%
Biometric:
Mortality (1)	EMSSA 82-89	EMSSA 82-89
Disability (2)	IMSS - 97	IMSS - 97
Normal retirement age	65 years	65 years
Employee turnover table (3)	BMAR 2007	BMAR 2007

Measurement date December:

(1)	EMSSA. Mexican Experience of social security.
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.
(3)	BMAR. Actuary experience.

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

In Venezuela the methodology used to determine the discount rate started with reference to the interest rate bonds of similar denomination issued by the Republic of Venezuela, with subsequent consideration of other economic assumptions appropriate for hyper-inflationary economy. Ultimately, the discount rates disclosed in the table above are calculated in real terms (without inflation).

In Mexico upon retirement, the Company purchases an annuity for the employee, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Post Retirement Medical Services		Post- employment (Venezuela)		Total
2014	Ps.	520	Ps.	22	Ps.	15	Ps.	33	Ps.	590
2015		252		20		14		30		316
2016		267		21		14		35		337
2017		349		23		14		46		432
2018		287		25		14		51		377
2019 to 2023		1,863		175		60		450		2,548

16.2 Balances of the liabilities for post-employment and other long-term employee benefits

	December 31, 2013		December 31, 2012
Pension and Retirement Plans:
Defined benefit obligation	Ps.	4,866	Ps.	4,495
Pension plan funds at fair value		(2,230)		(2,043)

Net defined benefit liability		2,636		2,452
Effect due to asset ceiling		94		105

Net defined benefit liability after asset ceiling	Ps.	2,730	Ps.	2,557

Seniority Premiums:
Defined benefit obligation	Ps.	475	Ps.	324
Seniority premium plan funds at fair value		(90)		(18)

Net defined benefit liability	Ps.	385	Ps.	306

Postretirement Medical Services:
Defined benefit obligation	Ps.	267	Ps.	267
Medical services funds at fair value		(51)		(49)

Net defined benefit liability	Ps.	216	Ps.	218

Post-employment:
Defined benefit obligation	Ps.	743	Ps.	594
Post-employment plan funds at fair value		—		—

Net defined benefit liability	Ps.	743	Ps.	594

Total post-employment and other long-term employee benefits	Ps.	4,074	Ps.	3,675

The net defined benefit liability of the pension and retirement plan includes an asset generated in Brazil (the following information is included in the consolidated information of the tables above), which is as follows:

	December 31, 2013	December 31, 2012
Defined benefit obligation	313	313
Pension plan funds at fair value	(498)	(589)

Net defined benefit asset	(185)	(276)
Effect due to asset ceiling	94	105

Net defined benefit asset after asset ceiling	(91)	(171)

16.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

Type of Instrument	December 31, 2013	December 31, 2012
Fixed return:
Traded securities	15%	10%
Bank instruments	6%	5%
Federal government instruments of the respective countries	57%	65%
Variable return:
Publicly traded shares	22%	20%

	100%	100%

In Mexico, the regulatory framework for pension plans is established in the Income Tax Law and its Regulations, the Federal Labor Law and the Mexican Social Security Institute Law. None of these laws establish minimum funding levels or a minimum required level of contributions.

In Brazil, the regulatory framework for pension plans is established by the Brazilian Social Security Institute (INSS), which indicates that the contributions must be made by the Company and the workers. There are not minimum funding requirements of contributions in Brazil neither contractual nor given.

In Venezuela, the regulatory framework for post-employment benefits is established by the Organic Labor Law for Workers (LOTTT). The organic nature of this law means that its purpose is to defend constitutional rights, and therefore has precedence over other laws.

In Mexico, the Income Tax Law requires that, in the case of private plans, certain notifications must be submitted to the authorities and a certain level of instruments must be invested in Federal Government securities among others.

The Company’s various pension plans have a technical committee that is responsible for verifying the correct operation of the plan with regard to the payment of benefits, actuarial valuations of the plan, and supervise the trustee. The committee is responsible for determining the investment portfolio and the types of instruments the fund will be invested in. This technical committee is also responsible for reviewing the correct operation of the plans in all of the countries in which the Company has these benefits.

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

In Mexico, the Company’s policy is to invest at least 30% of the fund assets in Mexican Federal Government instruments. Guidelines for the target portfolio have been established for the remaining percentage and investment decisions are made to comply with these guidelines insofar as the market conditions and available funds allow.

In Brazil, the investment target is to obtain the consumer price index (inflation), plus six percent. Investment decisions are made to comply with this guideline insofar as the market conditions and available funds allow.

On May 7, 2012, the President of Venezuela amended the Organic Law for Workers (LOTTT), which establishes a minimum level of social welfare benefits to which workers have a right when their labor relationship ends for whatever reason. This benefit is computed based on the last salary received by the worker and retroactive to June 19, 1997 for any employee who joined the Company prior to that date. For employees who joined the Company after June 19, 1997, the benefit is computed based on the date on which the employee joined the Company. An actuarial computation must be performed using the projected unit credit method to determine the amount of the labor obligations that arise. As a result of the initial calculation, there was an amount for Ps. 381 to other expenses caption in the consolidated income statement reflecting past service costs during the year ended December 31, 2012 (See Note 19).

In Mexico, the amounts and types of securities of the Company in related parties included in plan assets are as follows:

	December 31, 2013		December 31, 2012
Debt:
BBVA Bancomer, S.A. de C.V.	Ps.	—	Ps.	10
Grupo Televisa, S.A.B. de C.V.		3		3
Grupo Financiero Banorte, S.A.B. de C.V.		—		8
El Puerto de Liverpool, S.A.B. de C.V.		5		5
Grupo Industrial Bimbo, S. A. B. de C. V.		3		3
Grupo Financiero Banamex, S.A.B. de C.V.		22		21
Teléfonos de México, S.A. de C.V.		4		—
Capital:
Fomento Económico Mexicano, S.A.B. de C.V.		85		70
Coca-Cola FEMSA, S.A,B. de C.V.		19		8
Grupo Televisa, S.A.B. de C.V.		3		10
Alfa, S.A.B. de C.V.		4		5
Grupo Aeroportuario del Sureste, S.A.B. de C.V.		1		8
Grupo Industrial Bimbo, S.A.B. de C.V.		1		—

In Brazil, the amounts and types of securities of the Company in related parties included in plan assets are as follows:

	December 31, 2013		December 31, 2012
Brazil Portfolio
Debt:
HSBC—Sociedad de inversión Atuarial INPC (Brazil)	Ps.	383	Ps.	485
Capital:
HSBC—Sociedad de inversión Atuarial INPC (Brazil)		114		104

During the years ended December 31, 2013 and 2012, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year.

16.4 Amounts recognized in the consolidated income statements and the consolidated statement of comprehensive income

	Income Statement								OCI
December 31, 2013	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability(1)		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	220	Ps.	12	Ps.	(7)	Ps.	164	Ps.	470
Seniority premiums		55		—		—		22		44
Postretirement medical services		11		—		—		15		14
Post-employment Venezuela		48		—		—		67		312

Total	Ps.	334	Ps.	12	Ps.	(7)	Ps.	268	Ps.	840

December 31, 2012
Pension and retirement plans	Ps.	185	Ps.	—	Ps.	1	Ps.	136	Ps.	499
Seniority premiums		42		—		—		17		38
Postretirement medical services		8		—		—		14		25
Post-employment Venezuela		48		381		—		63		71

Total	Ps.	283	Ps.	381	Ps.	1	Ps.	230	Ps.	633

December 31, 2011
Pension and retirement plans	Ps.	164	Ps.	—	Ps.	5	Ps.	151	Ps.	272
Seniority premiums		30		—		—		12		3
Postretirement medical services		9		—		(6)		14		1

Total	Ps.	203	Ps.	—	Ps.	(1)	Ps.	177	Ps.	276

(1)	Interest due to asset ceiling amounted to Ps. 8, Ps. 11 y Ps. 19 in 2013, 2012 and 2011, respectively.

For the years ended December 31, 2013, 2012 and 2011, current service cost of Ps. 334, Ps. 283 and Ps. 203 has been included in the consolidated income statement as cost of goods sold, administration and selling expenses.

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows:

	December 31, 2013		December 31, 2012		December 31, 2011
Amount accumulated in other comprehensive income as of the beginning of the period, net of tax	Ps.	469	Ps.	190	Ps.	131
Actuarial gains and losses arising from exchange rates		(26)		(13)		—
Remeasurements during the year, net of tax		251		20		119
Actuarial gains and losses arising from changes in financial assumptions		(109)		281		—
Changes in the effect of limiting a net defined benefit asset to the asset ceiling		—		(9)		(60)

Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	585	Ps.	469	Ps.	190

Remeasurements of the net defined benefit liability include the following:

•	The return on plan assets, excluding amounts included in interest expense.

•	Actuarial gains and losses arising from changes in demographic assumptions.

•	Actuarial gains and losses arising from changes in financial assumptions.

•	Changes in the effect of limiting a net defined benefit asset to the asset ceiling, excluding amounts included in interest expense.

16.5 Changes in the balance of the defined benefit obligation for post-employment

	December 31, 2013		December 31, 2012		December 31, 2011
Pension and Retirement Plans:
Initial balance	Ps.	4,495	Ps.	3,972	Ps.	3,297
Current service cost		220		185		164
Interest expense		311		288		263
Settlement		(7)		1		5
Remeasurements of the net defined benefit obligation		(143)		238		85
Foreign exchange (gain) loss		(60)		(67)		45
Benefits paid		(152)		(154)		(142)
Plan ammendments		28		—		—
Acquisitions		174		32		255

Ending balance	Ps.	4,866	Ps.	4,495	Ps.	3,972

Seniority Premiums:
Initial balance	Ps.	324	Ps.	241	Ps.	154
Current service cost		55		42		30
Interest expense		24		19		12
Curtailment		—		(2)		—
Remeasurements of the net defined benefit obligation		2		33		2
Benefits paid		(36)		(23)		(19)
Acquisitions		106		14		62

Ending balance	Ps.	475	Ps.	324	Ps.	241

Postretirement Medical Services:
Initial balance	Ps.	267	Ps.	235	Ps.	232
Current service cost		11		8		9
Interest expense		17		17		15
Curtailment		—		—		(6)
Remeasurements of the net defined benefit obligation		(11)		25		—
Benefits paid		(17)		(18)		(15)

Ending balance	Ps.	267	Ps.	267	Ps.	235

Post-employment:
Initial balance	Ps.	594	Ps.	—	Ps.	—
Current service cost		48		48		—
Past service cost		—		381		—
Interest expense		67		63		—
Remeasurements of the net defined benefit obligation		238		108		—
Foreign exchange (gain) loss		(187)		—		—
Benefits paid		(17)		(6)		—

Ending balance	Ps.	743	Ps.	594	Ps.	—

16.6 Changes in the balance of plan assets

	December 31, 2013		December 31, 2012		December 31, 2011
Total Plan Assets:
Initial balance	Ps.	2,110	Ps.	1,991	Ps.	1,544
Actual return on trust assets		29		145		53
Foreign exchange (gain) loss		(73)		(91)		6
Life annuities		88		29		152
Benefits paid		—		(12)		(12)
Acquisitions		201		48		248
Plan ammendments		16		—		—

Ending balance	Ps.	2,371	Ps.	2,110	Ps.	1,991

As a result of the Company’s investments in life annuities plan, management does not expect it will need to make material contributions to plan assets in order to meet its future obligations.

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

The following table presents the impact in absolute terms of a variation of 0.5% on the net defined benefit liability associated with the Company’s defined benefit plans. The sensitivity of this 0.5% on the significant actuarial assumptions is based on a projected long-term discount rates to Mexico and a yield curve projections of long-term sovereign bonds:

+0.5%:	Income Statement								OCI
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability (Asset)		Remeasurements of the Net Defined Benefit Liability (Asset)
Pension and retirement plans	Ps.	208	Ps.	11	Ps.	(7)	Ps.	148	Ps.	203
Seniority premiums		52		—		—		22		19
Postretirement medical services		10		—		—		15		(1)
Post-employment		44		—		—		64		255

Total	Ps.	314	Ps.	11	Ps.	(7)	Ps.	249	Ps.	476

Expected salary increase
Pension and retirement plans	Ps.	231	Ps.	12	Ps.	(7)	Ps.	165	Ps.	557
Seniority premiums		59		—		—		23		66
Postretirement medical services		11		—		—		16		14
Post-employment		56		—		—		76		413

Total	Ps.	357	Ps.	12	Ps.	(7)	Ps.	280	Ps.	1,050

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	10	Ps.	—	Ps.	—	Ps.	16	Ps.	34

-0.5%:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)
Pension and retirement plans	Ps.	234	Ps.	13	Ps.	(7)	Ps.	159	Ps.	640
Seniority premiums		59		—		—		21		74
Postretirement medical services		12		—		—		15		34
Post-employment		52		—		—		72		384

Total	Ps.	357	Ps.	13	Ps.	(7)	Ps.	267	Ps.	1,132

Expected salary increase
Pension and retirement plans	Ps.	211	Ps.	11	Ps.	(7)	Ps.	144	Ps.	240
Seniority premiums		52		—		—		21		27
Postretirement medical services		11		—		—		15		14
Post-employment		42		—		—		57		232

Total	Ps.	316	Ps.	11	Ps.	(7)	Ps.	237	Ps.	513

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	10	Ps.	—	Ps.	—	Ps.	15	Ps.	(2)

16.8 Employee benefits expense

For the years ended December 31, 2013, 2012 and 2011, employee benefits expenses recognized in the consolidated income statements are as follows:

	2013		2012		2011
Wages and salaries	Ps.	36,995	Ps.	31,561	Ps.	27,249
Social security costs		5,741		3,874		3,189
Employee profit sharing		1,936		1,650		1,237
Post employment benefits		607		514		379
Post employment benefits recognized in other expenses (Note 19)		—		381		—
Share-based payments		306		275		253
Termination benefits		480		541		411

	Ps.	46,065	Ps.	38,796	Ps.	32,718

Note 17. Bonus Programs

17.1 Quantitative and qualitative objectives

The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives, and special projects.

The quantitative objectives represent approximately 50% of the bonus, and are based on the Economic Value Added (“EVA”) methodology. The objective established for the executives at each entity is based on a combination of the EVA generated per entity and the EVA generated by the Company, calculated at approximately 70% and 30%, respectively. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

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

17.2 Share-based payment bonus plan

The Company has implemented a stock incentive plan for the benefit of its senior executives. As discussed above, this plan uses as its main evaluation metric the Economic Value Added, or EVA. Under the EVA stock incentive plan, eligible employees are entitled to receive a special annual bonus (fixed amount), to be paid in shares of FEMSA or Coca-Cola FEMSA, as applicable or stock options (the plan considers providing stock options to employees; however, since inception only shares of FEMSA or Coca-Cola FEMSA have been granted).

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

The Administrative Trust tracks the individual employees’ account balance. FEMSA created the Administrative Trust with the objective of administering the purchase of FEMSA and Coca-Cola FEMSA shares by each of its subsidiaries with eligible executives participating in the stock incentive plan. The Administrative Trust’s objectives are to acquire FEMSA shares, or shares of Coca-Cola FEMSA and to manage the shares granted to the individual employees based on instructions set forth by the Technical Committee. Once the shares are acquired following the Technical Committee’s instructions, the Administrative Trust assigns to each participant their respective rights. As the trust is controlled and therefore consolidated by FEMSA, shares purchased in the market and held within the Administrative Trust are presented as treasury stock (as it relates to FEMSA’s shares) or as a reduction of the noncontrolling interest (as it relates to Coca-Cola FEMSA’s shares) in the consolidated statement of changes in equity, on the line issuance (repurchase) of shares associated with share-based payment plans. Should an employee leave prior to their shares vesting, they would lose the rights to such shares, which would then remain within the Administrative Trust and be able to be reallocated to other eligible employees as determined by the Company. The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. For the years ended December 31, 2013, 2012 and 2011, the compensation expense recorded in the consolidated income statement amounted to Ps. 306, Ps. 275 and Ps. 253, respectively.

All shares held in the Administrative Trust are considered outstanding for diluted earnings per share purposes and dividends on shares held by the trust are charged to retained earnings.

As of December 31, 2013 and 2012, the number of shares held by the trust associated with the Company’s share based payment plans is as follows:

	Number of Shares
	FEMSA UBD		KOFL
	2013	2012	2013	2012
Beginning balance	8,416,027	9,400,083	2,421,876	2,714,552
Shares acquired by the Administrative Trust and granted to employees	2,285,948	2,390,815	407,487	749,830
Shares released from Administrative trust to employees upon vesting	(3,700,547)	(3,374,871)	(1,049,299)	(1,042,506)
Forfeitures	—	—	—	—

Ending balance	7,001,428	8,416,027	1,780,064	2,421,876

The fair value of the shares held by the trust as of the end of December 31, 2013 and 2012 was Ps. 1,166 and Ps. 1,552, respectively, based on quoted market prices of those dates.

Note 18. Bank Loans and Notes Payables

	At December 31, (1)										2019 and		Carrying Value at December 31,		Fair Value at December 31,		Carrying Value at December 31,
(in millions of Mexican pesos)	2014		2015		2016		2017		2018		Thereafter		2013		2013		2012 (1)
Short-term debt:
Fixed rate debt:
Argentine pesos
Bank loans	Ps.	495	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	495	Ps.	489	Ps.	291
Interest rate		25.4%		—		—		—		—		—		25.4%		25.4%		19.2%
Variable rate debt:
Brazilian Reais
Bank loans		34		—		—		—		—		—		34		34		19
Interest rate		9.7%		—		—		—		—		—		9.7%		9.7%		8.1%
U.S. dollars (bank loans)		—		—		—		—		—		—		—		—		3,903
Interest rate		—		—		—		—		—		—		—		—		0.6%

Total short-term debt	Ps.	529	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	529	Ps.	523	Ps.	4,213

Long-term debt:
Fixed rate debt:
U.S. dollars
Senior notes	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	13,022	Ps.	21,250	Ps.	34,272	Ps.	35,327	Ps.	6,458
Interest rate		—		—		—		—		2.4%		4.4%		3.7%		3.7%		4.6%
Senior note (FEMSA USD 2023)		—		—		—		—		—		3,736		3,736		3,486		—
Interest rate		—		—		—		—		—		2.9%		2.9%		2.9%		—
Senior note (FEMSA USD 2043)		—		—		—		—		—		8,377		8,377		7,566		—
Interest rate		—		—		—		—		—		4.4%		4.4%		4.4%		—
Bank loans		97		26		—		—		—		—		123		125		—
Interest rate		3.8%		3.8%		—		—		—		—		3.8%		3.8%		—
Mexican pesos
Units of investment (UDIs)		—		—		—		3,630		—		—		3,630		3,630		3,567
Interest rate		—		—		—		4.2%		—		—		4.2%		4.2%		4.2%
Domestic senior notes		—		—		—		—		—		9,987		9,987		9,427		2,495
Interest rate		—		—		—		—		—		6.2%		6.2%		6.2%		8.3%
Brazilian reais
Bank loans		66		72		65		63		29		42		337		311		119
Interest rate		3.2%		2.9%		3.0%		3.0%		3.4%		3.1%		3.1%		3.1%		3.8%
Finance leases		242		216		184		157		84		82		965		817		11
Interest rate		4.7%		4.7%		4.6%		4.6%		4.6%		4.6%		4.6%		4.6%		4.5%
Argentine pesos
Bank loans		259		71		28		—		—		—		358		327		529
Interest rate		21.8%		16.8%		15.3%		—		—		—		20.3%		20.3%		19.9%

Subtotal	Ps.	664	Ps.	385	Ps.	277	Ps.	3,850	Ps.	13,135	Ps.	43,474	Ps.	61,785	Ps.	61,016	Ps.	13,179

(1)	All interest rates shown in this table are weighted average contractual annual rates.

	At December 31,(1)										2019 and		Carrying Value at December 31,		Fair Value at December 31,		Carrying Value at December 31,
(in millions of Mexican pesos)	2014		2015		2016		2017		2018		Thereafter		2013		2013		2012(1)
Variable rate debt:
U.S. dollars
Bank loans	Ps.	—	Ps.	—	Ps.	1,566	Ps.	—	Ps.	4,277	Ps.	—	Ps.	5,843	Ps.	5,897	Ps .	7,990
Interest rate		—		—		1.1%		—		0.8%		—		0.9%		0.9%		0.9%
Mexican pesos
Domestic senior notes		—		—		2,517		—		—		—		2,517		2,500		6,011
Interest rate		—		—		3.9%		—		—		—		3.9%		3.9%		5.0%
Bank loans		1,368		2,764		—		—		—		—		4,132		4,205		4,380
Interest rate		4.0%		4.0%		—		—		—		—		4.0%		4.0%		5.1%
Argentine pesos
Bank loans		180		—		—		—		—		—		180		179		106
Interest rate		25.7%		—		—		—		—		—		25.7%		25.7%		22.9%
Brazilian reais
Bank loans		138		18		11		—		—		—		167		167		106
Interest rate		11.3%		11.3%		11.3%		—		—		—		11.3%		11.3%		8.9%
Finance leases		35		39		26		—		—		—		100		100		149
Interest rate		10.0%		10.0%		10.0%		—		—		—		10.0%		10.0%		10.5%
Colombian pesos
Bank loans		913		582		—		—		—		—		1,495		1,490		1,023
Interest rate		5.6%		5.7%		—		—		—		—		5.7%		5.7%		6.8%
Finance leases		—		—		—		—		—		—		—		—		185
Interest rate		—		—		—		—		—		—		—		—		6.8%

Subtotal	Ps.	2,634	Ps.	3,403	Ps.	4,120	Ps.	—	Ps.	4,277	Ps.	—	Ps.	14,434	Ps.	14,538	Ps.	19,950

Total long-term debt	Ps.	3,298	Ps.	3,788	Ps.	4,397	Ps.	3,850	Ps.	17,412	Ps.	43,474	Ps.	76,219	Ps.	75,554	Ps.	33,129
Current portion of long term debt														(3,298)				(4,489)

													Ps.	72,921			Ps.	28,640

(1) All interest rates shown in this table are weighted average contractual annual rates.

Hedging Derivative Financial Instruments (1)	2014		2015		2016	2017		2018		2019 and Thereafter		2013		2012
	(notional amounts in millions of Mexican pesos)
Cross currency swaps:
Units of investments to Mexican pesos and variable rate:
Fixed to variable	Ps.	—	Ps.	—	Ps.	Ps.	2,500	Ps.	—	Ps.	—	Ps.	2,500	Ps.	2,500
Interest pay rate		—		—	—		4.1%		—		—		4.1%		4.7%
Interest receive rate		—		—	—		4.2%		—		—		4.2%		4.2%
U.S. dollars to Mexican pesos:
Fixed to variable		—		—	—		—		—		11,403		11,403		—
Interest pay rate		—		—	—		—		—		5.1%		5.1%		—
Interest receive rate		—		—	—		—		—		4.0%		4.0%		—
Variable to variable		—		—	—		—		—		—		—		2,553
Interest pay rate		—		—	—		—		—		—		—		3.7%
Interest receive rate		—		—	—		—		—		—		—		1.4%
Fixed to fixed		1,308		—	—		—		—		1,267		2,575		—
Interest pay rate		8.7%		—	—		—		—		5.7%		7.2%		—
Interest receive rate		4.6%		—	—		—		—		2.9%		3.8%		—
U.S. dollars to Brazilian reais:
Fixed to variable		50		83	—		—		5,884		—		6,017		—
Interest pay rate		12.1%		12.0%	—		—		9.5%		—		9.5%		—
Interest receive rate		3.6%		3.9%	—		—		2.7%		—		2.7%		—
Variable to variable		—		—	—		—		18,046		—		18,046		—
Interest pay rate		—		—	—		—		9.5%		—		9.5%		—
Interest receive rate		—		—	—		—		1.5%		—		1.5%		—

Interest rate swap:
Mexican pesos
Variable to fixed rate:		575		1,963	—		—		—		—		2,538		6,325
Interest pay rate		8.4%		8.6%	—		—		—		—		8.6%		8.4%
Interest receive rate		4.0%		4.0%	—		—		—		—		4.0%		5.0%

(1)	All interest rates shown in this table are weighted average contractual annual rates.

For the years ended December 31, 2013, 2012 and 2011, the interest expense is comprised as follows:

	2013		2012		2011
Interest on debts and borrowings	Ps.	3,055	Ps.	2,029	Ps.	2,083
Finance charges payable under capitalized interest		(59)		(38)		(185)
Finance charges for employee benefits		268		230		177
Derivative instruments		825		142		111
Finance operating charges		225		98		103
Finance charges payable under finance leases		17		45		13

	Ps.	4,331	Ps.	2,506	Ps.	2,302

On May 7, 2013, the Company issued long-term debt on the NYSE in the amount of $1,000, which was made up of senior notes of $300 with a maturity of 10 years and a fixed interest rate of 2.875%; and senior notes of $700 with a maturity of 30 years and a fixed interest rate of 4.375%. After the issuance, the Company contracted cross-currency swaps to reduce its exposure to risk of exchange rate and interest rate fluctuations associated with this issuance, see Note 20.

In November 2013, Coca-Cola FEMSA issued U.S.$1,000 in aggregate principal amount of 2.375% Senior Notes due 2018, U.S.$750 in aggregate principal amount of 3.875% Senior Notes due 2023 and U.S.$400 in aggregate principal amount of 5.250% Senior Notes due 2043, in an SEC registered offering. These notes are guaranteed by its subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V. (the “Guarantors”).

On December 4, 2007, the Company obtained the approval from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) for the issuance of long-term domestic senior notes (“Certificados Bursátiles”) in the amount of Ps. 10,000 (nominal amount) or its equivalent in investment units. As of December 31, 2013, the Company has issued the following domestic senior notes: i) on December 7, 2007, the Company issued domestic senior notes composed of Ps. 3,500 (nominal amount) with a maturity date on November 29, 2013 and a floating interest rate, which was paid at maturity; ii) on December 7, 2007, the Company issued domestic senior notes in the amount of 637,587,000 investment units (Ps. 2,500 nominal amount), with a maturity date on November 24, 2017 and a fixed interest rate, iii) on May 26, 2008, the Company issued domestic senior notes composed of Ps. 1,500 (nominal amount), with a maturity date on May 23, 2011 and a floating interest rate, which was paid at maturity.

Coca-Cola FEMSA has the following bonds: a) registered with the Mexican stock exchange: i) Ps. 2,500 (nominal amount) with a maturity date in 2016 and a variable interest rate, ii) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.3% and iii) Ps. 7,500 (nominal amount) with a maturity date in 2023 and fixed interest rate of 5.5%; b) registered with the SEC : i) Senior notes of $500 with interest at a fixed rate of 4.6% and maturity date on February 15, 2020, ii) Senior notes of $1,000 with interest at a fixed rate of 2.4% and maturity date on November 26, 2018, iii) Senior notes of $750 with interest at a fixed rate of 3.9% and maturity date on November 26, 2023 and iv) Senior notes of $400 with interest at a fixed rate of 5.3% and maturity date on November 26, 2043 which are guaranteed by the Guarantors.

During 2013, Coca-Cola FEMSA contracted and prepaid in part the following Bank loans denominated in dollars: i) $500 (nominal amount) with a maturity date in 2016 and variable interest rate and prepaid $380 (nominal amount) in November 2013, the outstanding amount of this loan is $120 (nominal amount) and ii) $1,500 (nominal amount) with a maturity date in 2018 and variable interest rate and prepaid $1,170 (nominal amount) in November 2013, the outstanding amount of this loan is $330 (nominal amount). In December 2013, Coca-Cola FEMSA prepaid in full outstanding Bank loans denominated in dollars for a total amount of $600 (nominal amount).

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

Note 19. Other Income and Expenses

	2013		2012		2011
Gain on sale of shares (see Note 4)	Ps.	—	Ps.	1,215	Ps.	—
Gain on sale of long-lived assets		41		132		95
Gain on sale of other assets		170		38		8
Sale of waste material		43		43		40
Write off-contingencies		120		76		80
Others		277		241		158

Other income	Ps.	651	Ps.	1,745	Ps.	381

Contingencies associated with prior acquisitions or disposals		385		213		226
Impairment of non current assets		—		384		146
Disposal of long-lived assets (1)		122		133		656
Foreign Exchange		99		40		11
Securities taxes from Colombia		51		40		197
Severance payments		190		349		256
Donations (2)		119		200		200
Legal fees and other expenses from past acquisitions		110		—		40
Effect of new labor law (LOTTT) (see Note 16) (3)		—		381		—
Other		363		233		340

Other expenses	Ps.	1,439	Ps.	1,973	Ps.	2,072

(1)	Charges related to fixed assets retirement from ordinary operations and other long-lived assets.
(2)	In 2012 are included the gain on the sale of 45% interest held by FEMSA in the parent companies of the Mareña Renovables Wind Power Farm (see Note 10) offsetting to the donation made to Fundación FEMSA, A. C. (see Note 14).
(3)	This amount relates to the past service cost related to post-employment by Ps. 381 as a result of the effect of the change in LOTTT and it is included in the consolidated income statement under the “Other expenses” caption.

Note 20. Financial Instruments

Fair Value of Financial Instruments

The Company measures the fair value of its financial assets and liabilities classified as level 2 applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2013 and 2012:

	December 31, 2013		December 31, 2012
	Level 1	Level 2	Level 1	Level 2
Available-for-sale investments			12
Derivative financial instrument (current asset)	2	26		106
Derivative financial instrument (non-current asset)		1,472		1,144
Derivative financial instrument (current liability)	272	75	200	79
Derivative financial instrument (non-current liability)		1,526		212

20.1 Total debt

The fair value of bank and syndicated loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2013 and 2012, which is considered to be level 1 in the fair value hierarchy.

	2013		2012
Carrying value	Ps.	76,748	Ps.	37,342
Fair value		76,077		38,456

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

At December 31, 2013, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2013	Fair Value Asset December 31, 2013
2014	Ps.	575	Ps. (18)	Ps. —
2015		1,963	(122)	—

At December 31, 2012 the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount	Fair Value Liability December 31, 2012	Fair Value Asset December 31, 2012
2013	Ps. 3,787	Ps. (82)	5
2014	575	(33)	2
2015	1,963	(160)	5

A portion of certain interest rate swaps do not meet the criteria for hedge accounting; consequently, changes in the estimated fair value of these portions were recorded within the consolidated income statements under the caption “market value gain (loss) on financial instruments.”

The net effect of expired contracts treated as hedges are recognized as interest expense within the consolidated income statements.

20.3 Forward agreements to purchase foreign currency

The Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies. Foreign exchange forward contracts measured at fair value are designated hedging instruments in cash flow hedges of forecast inflows in Euros and forecast purchases of raw materials in U.S. dollars. These forecast transactions are highly probable.

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

At December 31, 2013, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount	Fair Value Liability December 31, 2013	Fair Value Asset December 31, 2013
2014	Ps. 3,002	Ps. (17)	Ps. —
2015	614	—	1

At December 31, 2012, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Asset December 31, 2012
2013	Ps.	2,803	Ps. 36

20.4 Options to purchase foreign currency

The Company has entered into a collar strategy to reduce its exposure to the risk of exchange rate fluctuations. A collar is a strategy that limits the exposure to the risk of exchange rate fluctuations in a similar way as a forward agreement.

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. They are valued based on the Black & Scholes model, doing a split in the intrinsic and extrinsic value. Changes in the fair value of these options, corresponding to the intrinsic value are initially recorded as part of cumulative other comprehensive income, net of taxes. Changes in the fair value, corresponding to the extrinsic value are recorded in the consolidated income statements under the caption “market value gain (loss) on financial instruments,” as part of the consolidated net income. Net gain (loss) on expired contracts is recognized as part of cost of goods sold when the related raw material is affecting the cost of good sold.

At December 31, 2013, the Company had no outstanding collars to purchase foreign currency (composed of a call and a put option with different strike levels with the same notional amount and maturity).

At December 31, 2012, the Company had the following outstanding collars to purchase foreign currency (composed of a call and a put option with different strike levels with the same notional amount and maturity):

Maturity Date	Notional Amount		Fair Value Asset December 31, 2012
2013	Ps.	982	Ps. 47

20.5 Cross-currency swaps

The Company has contracted for a number of cross-currency swaps to reduce its exposure to risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. Cross-Currency swaps contracts are designated as hedging instruments through which the Company changes the debt profile to its functional currency to reduce exchange exposure.

These instruments are recognized in the consolidated statement of financial position at their estimated fair value which is estimated using formal technical models. The valuation method involves discounting to present value the expected cash flows of interest, calculated from the rate curve of the cash foreign currency, and expresses the net result in the reporting currency. These contracts are designated as financial instuments at fair valuethrough profit or loss. The fair values changes related to those cross currency swaps are recorded under the caption “market value gain (loss) on financial instruments,” net of changes related to the long-term liability, within the consolidated income statements.

The Company has cross-currency contracts designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value. Changes in fair value are recorded in cumulative other comprehensive income, net of taxes until such time as the hedge amount is recorded in the consolidated income statement.

The Company has certain cross-currency swaps that do not meet the criteria for hedge accounting purposes. Consequently, changes in the estimated fair value were recorded in the income statement as market value gain (loss) of financial instruments.

At December 31, 2013, the Company had the following outstanding cross currency swap agreements:

Maturity Date	Notional Amount		Liability 2013		Fair Value Asset December 31, 2013
2014	Ps.	1,358	Ps.	—	Ps. 18
2015		83		—	11
2017		2,711		—	1,180
2018		23,930		(825)	—
2023		12,670		(350)	—

At December 31, 2012, the Company had the following outstanding cross currency swap agreements:

Maturity Date	Notional Amount		Fair Value Asset December 31, 2012
2014	Ps.	2,553	Ps. 46
2017		2,711	1,089

20.6 Commodity price contracts

The Company has entered into various commodity price contracts to reduce its exposure to the risk of fluctuation in the costs of certain raw material. The fair value is estimated based on the market valuations to terminate the contracts at the end of the period. These instruments are designated as Cash Flow Hedges and the changes in the fair value are recorded as part of “cumulative other comprehensive income.”

The fair value of expired commodity price contract was recorded in cost of goods sold where the hedged item was recorded.

At December 31, 2013, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2013	Asset
2014	Ps.	1,183	Ps. (246)	Ps.	—
2015		730	(48)		—
2016		103			2

At December 31, 2013, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2013
2014	Ps.	205	Ps.	(10)

At December 31, 2012, Coca-Cola FEMSA had the following outstanding sugar price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2012
2013	Ps.	1,567	Ps.	(151)
2014		856		(34)
2015		213		(10)

At December 31, 2012, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2012
2013	Ps.	335	Ps. (5)

20.7 Derivative financial Instruments for CCBPI acquisition:

The Company’s call option related to the remaining 49% ownership interest in CCBPI is recorded at fair value in its financial statements using a Level 3 concept. The call option had an estimated fair value of approximately Ps. 859 million at inception of the option, and approximately Ps. 799 million as of December 31, 2013, with the change during that period being recorded through the income statement. Significant observable inputs into that Level 3 estimate include the call option’s expected term (7 years at inception), risk free rate as expected return (LIBOR), implied volatility at inception (19.77%) and the underlying enterprise value of the CCBPI. The enterprise value of CCBPI for the purpose of this estimate was based on CCBPI’s long-term business plan. The Company acquired its 51% ownership interest in CCBPI in January 2013 and continues to integrate CCBPI into its global operations using the equity method of accounting, and currently believes that the underlying exercise price of the call option is “out of the money.” The Level 3 fair value of the Company’s put option related to its 51% ownership interest approximates zero as its exercise price as defined in the contract adjusts proportionately to the underlying fair value of CCBPI.

20.8 Net effects of expired contracts that met hedging criteria

Type of Derivatives	Impact in Consolidated Income Statement	2013		2012		2011
Interest rate swaps	Interest expense	Ps.	(214)	Ps.	(147)	Ps.	(120)
Forward agreements to purchase foreign currency	Foreign exchange		1,710		126		—
Commodity price contracts	Cost of goods sold		(362)		6		257
Options to purchase foreign currency	Cost of goods sold		—		13		—
Forward agreements to purchase foreign currency	Cost of goods sold		—		—		21

20.9 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2013		2012		2011
Interest rate swaps	Market value loss on financial instruments	Ps.	(7)	Ps.	(4)	Ps.	(2)
Cross currency swaps			33		(2)		—
Others			(19)		(29)		—

20.10 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2013		2012		2011
Cross-currency swaps	Market value	Ps.	—	Ps.	42	Ps.	(144)
Interest rate swaps	gain (loss) on		—		—		—
Others	financial instruments		—		—		37

20.11 Market risk

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

The Company tracks the fair value (mark to market) of its derivative financial instruments and its possible changes using scenario analyses.

The following disclosures provide a sensitivity analysis of the market risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to foreign exchange rates and commodity prices, which it considers in its existing hedging strategy:

Foreign Currency Risk	Change in Exchange Rate	Effect on Equity	Effect on Profit or Loss
2013
FEMSA(3)	+7% MXN/EUR	Ps. (157)	Ps. —
	-7%MXN/EUR	157	—
Coca-Cola FEMSA	+11% MXN/USD	67	—
	+13% BRL/USD	86	—
	+6% COP/USD	19	—
	-11% MXN/USD	(67)	—
	-13% BRL/USD	(86)	—
	-6% COP/USD	(19)	—
2012
FEMSA(3)	+9% MXN/EUR/+11% MXN/USD	Ps. (250)	—
	-9% MXN/EUR/-11% MXN/USD	104	—
Coca-Cola FEMSA	-11% MXN/USD	(204)	—
2011
FEMSA	+13% MXN/EUR/+15% MXN/USD	Ps. (189)	Ps. —
	-13% MXN/EUR/-15% MXN/USD	191	—
Coca-Cola FEMSA	-15% MXN/USD	(352)	(127)

Cross Currency Swaps(1)(2)	Change in Exchange Rate	Effect on Profit or Loss
2013
FEMSA(3)	-11% MXN/ USD		(1,581)
Coca-Cola FEMSA	-11% MXN/ USD		(392)
	-13% USD/BRL		(3,719)
2012
FEMSA(3)			—
Coca-Cola FEMSA	-11% MXN/ USD		(234)

Net Cash in Foreign Currency(1)	Change in Exchange Rate	Effect on Profit or Loss
2013
FEMSA(3)	+7% EUR/+11% USD	Ps.	335
	-7% EUR/-11% USD		(335)
Coca-Cola FEMSA	+11% USD		(1,090)
	-11% USD		1,090
2012
FEMSA(3)	+9% EUR/+11% USD	Ps.	809
	-9% EUR/-11% USD		(809)
Coca-Cola FEMSA	+15% USD		(362)
2011
FEMSA	+13% EUR/+15% USD	Ps.	1,188
	-13% EUR/-15% USD		(1,188)
Coca-Cola FEMSA	+16% USD		(398)

(1)	The sensitivity analysis effects include all subsidiaries of the Company.

(2)	Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.

(3)	Does not include Coca-Cola FEMSA.

Commodity Price Contracts(1)	Change in U.S.$ Rate	Effect on Equity
2013
Coca-Cola FEMSA	Sugar - 18%	Ps.	(298)
	Aluminum - 19%		(36)
2012
Coca-Cola FEMSA	Sugar - 30%	Ps.	(732)
	Aluminum - 20%		(66)

(1)	The sensitivity analysis effects include all subsidiaries of the Company.

(2)	Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.

(3)	Does not include Coca-Cola FEMSA.

20.12 Interest rate risk

Interest rate risk is the risk that the fair value or future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk because it and its subsidiaries borrow funds at both fixed and variable interest rates. The risk is managed by the Company by maintaining an appropriate mix between fixed and variable rate borrowings, and by the use of the different derivative financial instruments. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite, ensuring the most cost-effective hedging strategies are applied.

The following disclosures provide a sensitivity analysis of the interest rate risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which it considers in its existing hedging strategy:

	2013	2012	2011
Change in interest rate	+100 Bps.	+100 Bps.	+100 Bps.
Effect on profit loss	Ps. (332)	Ps. (198)	Ps. (98)

20.13 Liquidity risk

Each of the Company’s sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2013 and 2012, 79.48% and 81.07%, respectively of the Company’s outstanding consolidated total indebtedness was at the level of its sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, the Company’s management expects to continue to finance its operations and capital requirements primarily at the level of its sub-holding companies. Nonetheless, they may decide to incur indebtedness at its holding company in the future to finance the operations and capital requirements of the Company’s subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, the Company depends on dividends and other distributions from its subsidiaries to service the Company’s indebtedness.

The Company’s principal source of liquidity has generally been cash generated from its operations. The Company has traditionally been able to rely on cash generated from operations because a significant majority of the sales of Coca-Cola FEMSA and FEMSA Comercio are on a cash or short-term credit basis, and FEMSA Comercio’s OXXO stores are able to finance a significant portion of their initial and ongoing inventories with supplier credit. The Company’s principal use of cash has generally been for capital expenditure programs, acquisitions, debt repayment and dividend payments.

Ultimate responsibility for liquidity risk management rests with the Company’s board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short-, medium- and long-term funding and liquidity requirements. The Company manages liquidity risk by maintaining adequate reserves and credit facilities, by continuously monitoring forecast and actual cash flows, and by maintaining a conservative debt maturity profile.

The Company has access to credit from national and international bank institutions in order to meet treasury needs; besides, the Company has the highest rating for Mexican companies (AAA) given by independent rating agencies, allowing the Company to evaluate capital markets in case it needs resources.

As part of the Company’s financing policy, management expects to continue financing its liquidity needs with cash from operations. Nonetheless, as a result of regulations in certain countries in which the Company operates, it may not be beneficial or, as in the case of exchange controls in Venezuela, practicable to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls like those in Venezuela may also increase the real price of remitting cash from operations to fund debt requirements in other countries. In the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, management may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds another country. In addition, the Company’s liquidity in Venezuela could be affected by changes in the rules applicable to exchange rates as well as other regulations, such as exchange controls. In the future the Company management may finance its working capital and capital expenditure needs with short-term or other borrowings.

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

The Company presents the maturity dates associated with its long-term financial liabilities as of December 31, 2013, see Note 18. The Company generally makes payments associated with its long-term financial liabilities with cash generated from its operations.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows from derivative financial liabilities that are in place as per December 31, 2013. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2013.

	2014		2015		2016		2017		2018		2019 and thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps.	1,971	Ps.	1,971	Ps.	4,407	Ps.	5,086	Ps.	14,937	Ps.	55,946
Loans from banks		4,005		3,762		1,739		119		4,380		43
Obligations under finance leases		309		279		228		168		89		87
Derivative financial liabilities		140		25		—		1,132		—		350

The Company generally makes payments associated with its non-current financial liabilities with cash generated from its operations.

20.14 Credit risk

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

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the statement of financial position at 31 December 2013 and 2012 is the carrying amounts (see Note 7).

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining in some cases a Credit Support Annex (CSA) that establishes margin requirements, which could change upon changes to the credit ratings given to the Company by independent rating agencies. As of December 31, 2013, the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

Note 21. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2013 and 2012 is as follows:

	December 31, 2013		December 31, 2012
Coca-Cola FEMSA	Ps.	62,719	Ps.	54,902
Other		439		—

	Ps.	63,158	Ps.	54,902

The changes in the FEMSA’s non-controlling interest were as follows:

	2013		2012		2011
Balance at beginning of the year	Ps.	54,902	Ps.	47,949	Ps.	31,521
Net income of non controlling interest (1)		6,233		7,344		5,569
Other comprehensive income:
Exchange differences on translation foreign operation		(664)		(1,342)		1,944
Remeasurements of the net defined benefits liability		(80)		(60)		6
Valuation of the effective portion of derivative financial instruments		(166)		(113)		(15)
Increase in capital stock		515		—		—
Acquisitions effects (see Note 4 )		5,550		4,172		11,038
Disposal effects		—		(50)		(70)
Dividends		(3,125)		(2,986)		(2,025)
Share based payment		(7)		(12)		(19)

Balance at end of the year	Ps.	63,158	Ps.	54,902	Ps.	47,949

(1)	For the years ended at 2013, 2012 and 2011, Coca-Cola FEMSA’s net income allocated to non-controlling interest was Ps. 239, 565 and 551, respectively.

Non controlling cumulative other comprehensive income is comprised as follows:

	December 31, 2013		December 31, 2012
Exchange differences on translation foreign operation	Ps.	(62)	Ps.	602
Remeasurements of the net defined benefits liability		(206)		(126)
Valuation of the effective portion of derivative financial instruments		(238)		(72)

Cumulative other comprehensive income	Ps.	(506)	Ps.	404

Coca-Cola FEMSA shareholders, especially the Coca-Cola Company which hold Series D shares, have some protective rights about investing in or disposing of significant businesses. However, these rights do not limit the continued normal operations of Coca-Cola FEMSA.

Summarized financial information in respect of Coca-Cola FEMSA is set out below.

	December 31, 2013		December 31, 2012
Total current assets	Ps.	43,231	Ps.	45,897
Total non-current assets		173,434		120,206
Total current liabilities		32,398		29,550
Total non-current liabilities		67,114		31,725
Total revenue	Ps.	156,011	Ps.	147,739
Total consolidated net income		11,782		13,898
Total consolidated comprehensive income	Ps.	9,791	Ps.	11,209
Net cash flow from operating activities		22,097		23,650
Net cash flow from used in investing activities		49,481		10,989
Net cash flow from financing activities		23,506		60

Note 22. Equity

22.1 Equity accounts

The capital stock of FEMSA is comprised of 2,161,177,770 BD units and 1,417,048,500 B units.

As of December 31, 2013 and 2012, the capital stock of FEMSA was comprised 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital stock amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock amount.

The characteristics of the common shares are as follows:

•	Series “B” shares, with unlimited voting rights, which at all times must represent a minimum of 51% of total capital stock;

•	Series “L” shares, with limited voting rights, which may represent up to 25% of total capital stock; and

•	Series “D” shares, with limited voting rights, which individually or jointly with series “L” shares may represent up to 49% of total capital stock.

The Series “D” shares are comprised as follows:

•	Subseries “D-L” shares may represent up to 25% of the series “D” shares;

•	Subseries “D-B” shares may comprise the remainder of outstanding series “D” shares; and

•	The non-cumulative premium dividend to be paid to series “D” shareholders will be 125% of any dividend paid to series “B” shareholders.

The Series “B” and “D” shares are linked together in related units as follows:

•	“B units” each of which represents five series “B” shares and which are traded on the BMV; and

•	“BD units” each of which represents one series “B” share, two subseries “D-B” shares and two subseries “D-L” shares, and which are traded both on the BMV and the NYSE.

As of December 31, 2013 and 2012, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270

Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540

Total shares	7,085,242,500	10,805,888,850	17,891,131,350

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2013 and 2012, this reserve amounted to Ps. 596.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except when capital reductions come from restated shareholder contributions and when the distributions of dividends come from net taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. Due to the Mexican Tax Reform, a new Income Tax Law (LISR) went into effect on January 1, 2014. Such law no longer includes the tax consolidation regime which allowed calculating the CUFIN on a consolidated basis; therefore, beginning in 2014, distributed dividends must be taken from the individual CUFIN balance of FEMSA, which can be increased with the subsidiary companies’ individual CUFINES through the transfers of dividends. The sum of the individual CUFIN balances of the FEMSA and its subsidiaries as of December 31, 2013 amounted to Ps. 69,496.

In addition, the new LISR sets forth that entities that distribute dividends to its stockholders who are individuals and foreign residents must withhold 10% thereof for ISR purposes, which will be paid in Mexico. The foregoing will not be applicable when distributed dividends arise from the accumulated CUFIN balance as of December 31, 2013.

At an ordinary shareholders’ meeting of FEMSA held on March 15, 2013, the shareholders approved a dividend of Ps. 6,684 that was paid 50% on May 7, 2013 and other 50% on November 7, 2013; and a reserve for share repurchase of a maximum of Ps. 3,000. As of December 31, 2013, the Company has not repurchased shares. Treasury shares resulted from share-based payment bonus plan are disclosed in Note 17.

At an ordinary shareholders’ meeting of FEMSA held on December 6, 2013, the shareholders approved a dividend of Ps. 6,684 that was paid on December 18, 2013.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 5, 2013, the shareholders approved a dividend of Ps. 5,950 that was paid 50% on May 2, 2013 and other 50% on November 5, 2013. The corresponding payment to the non-controlling interest was Ps. 3,073.

For the years ended December 31, 2013, 2012 and 2011 the dividends declared and paid by the Company and Coca-Cola FEMSA were as follows:

	2013		2012		2011
FEMSA	Ps.	13,368	Ps.	6,200	Ps.	4,600
Coca-Cola FEMSA (100% of dividend)		5,950		5,625		4,358

For the years ended December 31, 2013 and 2012 the dividends declared and paid per share by the Company are as follows:

Series of Shares	2013	2012
“B”	Ps. 0.66667	Ps. 0.30919
“D”	0.83333	0.38649

22.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2013 and 2012.

The Company is not subject to any externally imposed capital requirements, other than the legal reserve (see Note 22.1) and debt covenants (see Note 18).

The Company’s finance committee reviews the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both nationally and internationally and is currently rated AAA in Mexico and BBB+ in the United States, which requires it to have a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio lower than 2. As a result, prior to entering into new business ventures, acquisitions or divestures, management evaluates the optimal ratio of debt to EBITDA in order to maintain its high credit rating.

Note 23. Earnings per Share

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

	2013		2012		2011
	Per Series “B” Shares	Per Series “D” Shares	Per Series “B” Shares	Per Series “D” Shares	Per Series “B” Shares	Per Series “D” Shares
Net Controlling Interest Income	7,341.74	8,579.98	9,548.21	11,158.58	7,069.69	8,262.04
Shares expressed in millions:
Weighted average number of shares for basic earnings per share	9,238.69	8,613.80	9,237.49	8,609.00	9,236.62	8,605.49
Effect of dilution associated with nonvested shares for share based payment plans	7.73	30.91	8.93	35.71	9.80	39.22
Weighted average number of shares adjusted for the effect of dilution	9,246.42	8,644.71	9,246.42	8,644.71	9,246.42	8,644.71

Note 24. Income Taxes

In December of 2013, the Mexican government enacted a package of tax reforms (the “2014 Tax Reform”) which includes several significant changes to tax laws, discussed in further detail below, entering into effect on January 1, 2014. The following changes are expected to most significantly impact the Company’s financial position and results of operations:

•	The introduction of a new withholding tax at the rate of 10% for dividends and/or distributions of earnings generated in 2014 and beyond;

•

A fee of one Mexican peso per liter on the sale and import of flavored beverages with added sugar, and an excise tax of 8% on food with caloric content equal to, or greater than 275 kilocalories per 100 grams of product;

•	The prior 11% value added tax (VAT) rate that applied to transaction in the border region was raised to 16%, matching the general VAT rate applicable in the rest of Mexico;

•	The elimination of the tax on cash deposits (IDE) and the business flat tax (IETU);

•	Deductions on exempt payroll items for workers are limited to 53%;

•

The income tax rate in 2013 and 2012 was 30%. Scheduled decreases to the income tax rate that would have reduced the rate to 29% in 2014 and 28% in 2015 and thereafter, were canceled in connection with the 2014 Tax Reform;

•

The repeal of the existing tax consolidation regime, which is effective as of January 1, 2014, modified the payment term of a tax on assets payable of Ps. 180, which will be paid over the following 5 years instead of an indefinite term. Additionally, deferred tax assets and liabilities associated with the Company’s subsidiaries in Mexico are no longer offset as of December 31, 2013, as the future income tax balances are expected to reverse in periods where the Company is no longer consolidating these entities for tax purposes and the right of offset does not exist; and

•

The introduction of an new optional tax integration regime (a modified form of tax consolidation), which replaces the previous tax consolidation regime. The new optional tax integration regime requires an equity ownership of at least 80% for qualifying subsidiaries and would allow the Company to defer the annual tax payment of its profitable participating subsidiaries for a period equivalent to 3 years to the extent their individual tax expense exceeds the integrated tax expense of the Company.

The impacts of the 2014 Tax Reform on the Company’s financial position and results of operations as of and for the year ended December 31, 2013, resulted from the repeal of the tax consolidation regime as described above regarding the payable of Ps. 180 and the effects of the changes in tax rates on deferred tax assets and liabilities as disclosed below, which was recognized in earnings in 2013.

In Colombia, the tax reform (Law 1607) was enacted on December 26, 2012 and will took effect during fiscal year 2013. The main changes in this legislation include a reduction in the corporate tax rate from 33% to 25% and the introduction of a new income tax (CREE tax) of 9% of taxable income (taxable base) and 8% starting 2016. Tax losses and excess presumptive income, among other items, may not be applied against the CREE tax base. The payable tax for a taxpayer in a given year is the higher of CREE or income tax computed under the Colombian income tax law. The effect was recognized in the consolidated income statement in 2012 and it was not material.

24.1 Income Tax

The major components of income tax expense for the years ended December 31, 2013, 2012 and 2011 are:

	2013	2012	2011
Current tax expense	Ps. 7,855	Ps. 7,412	Ps. 7,519
Deferred tax expense	45	537	99
Change in the statutory rate (1)	(144)	—	—

	Ps. 7,756	Ps. 7,949	Ps. 7,618

(1)	Effect due to 2014 Tax Reform.

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	2013		2012		2011
Unrealized (gain) loss on cash flow hedges	Ps.	(128)	Ps.	(120)	Ps.	43
Unrealized (gain) loss on available for sale securities		(1)		(1)		2
Exchange differences on translation of foreign operations		1,384		(1,012)		1,930
Remeasurements of the net defined benefit liability		(56)		(113)		(18)
Share of the other comprehensive income of associates and joint ventures		(1,203)		(304)		(542)

Total income tax (benefit) cost recognized in OCI	Ps.	(4)	Ps.	(1,550)	Ps.	1,415

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Mexican statutory income tax rate	30.0%	30.0%	30.0%
Difference between book and tax inflationary effects	(1.4%)	(1.1%)	(1.1%)
Difference between statutory income tax rates	1.2%	1.1%	1.5%
Non-deductible expenses	1.0%	0.8%	1.3%
Taxable (non-taxable) income, net	0.7%	(1.3%)	(0.2%)
Change in the statutory Mexican tax rate	(0.6%)	—	—
Others	—	(0.6%)	0.8%

	30.9%	28.9%	32.3%

Deferred Income Tax Related to:

	Consolidated Statement of Financial Position as of				Consolidated Statement of Income
	December 31, 2013		December 31, 2012		2013		2012		2011
Allowance for doubtful accounts	Ps.	(148)	Ps.	(131)	Ps.	(24)	Ps.	(33)	Ps.	(28)
Inventories		9		1		(2)		51		(124)
Other current assets		147		25		109		(104)		93
Property, plant and equipment, net		(452)		(405)		(630)		(101)		(75)
Investments in associates and joint ventures		(271)		938		115		1,589		200
Other assets		(188)		(187)		(2)		238		(308)
Finite useful lived intangible assets		384		221		236		(38)		65
Indefinite useful lived intangible assets		299		41		88		32		24
Post-employment and other long-term employee benefits		(906)		(847)		30		(40)		(14)
Derivative financial instruments		(148)		(87)		62		(14)		(8)
Provisions		(860)		(645)		(164)		(12)		(1)
Temporary non-deductible provision		(150)		(767)		562		51		133
Employee profit sharing payable		(255)		(221)		(27)		(13)		(56)
Tax loss carryforwards		(393)		(181)		(212)		434		358
Exchange differences on translation of foreign operations		2,195		853		—		—		—
Other liabilities		(62)		64		(131)		72		40

Deferred tax expense (income)						Ps.10		Ps.2,112		Ps.299
Deferred tax expense (income) net recorded in share of the profit of associates and joint ventures accounted for using the equity method						(109)		(1,575)		(200)

Deferred tax (income) expense, net					Ps.	(99)	Ps.	537	Ps.	99

Deferred income taxes, net		(799)		(1,328)
Deferred tax asset		(3,792)		(2,028)
Deferred tax liability	Ps.	2,993	Ps.	700

The changes in the balance of the net deferred income tax asset are as follows:

	2013		2012		2011
Initial balance	Ps.	(1,328)	Ps.	(1,586)	Ps.	(3,511)
Deferred tax provision for the year		45		537		99
Change in the statutory rate		(144)		—		—
Deferred tax expense (income) net recorded in share of the profit of associates and joint ventures accounted for using the equity method		109		1,575		200
Acquisition of subsidiaries (see Note 4)		647		(77)		218
Disposal of subsidiaries		—		16		—
Effects in equity:
Unrealized (gain) loss on cash flow hedges		(149)		(76)		80
Unrealized (gain) loss on available for sale securities		(1)		(1)		2
Exchange differences on translation of foreign operations		2		(974)		1,410
Remeasurements of the net defined benefit liability		102		(532)		(110)
Retained earnings of associates		(121)		(189)		23
Restatement effect of beginning balances associated with hyperinflationary economies		39		(21)		3

Ending balance	Ps.	(799)	Ps.	(1,328)	Ps.	(1,586)

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes are levied by the same tax authority.

Tax Loss Carryforwards

The subsidiaries in Mexico and Brazil have tax loss carryforwards. The tax effect net of consolidation benefits and their years of expiration are as follows:

Year	Tax Loss Carryforwards
2014	Ps.	3
2015		—
2016		—
2017		2
2018		3
2019		13
2020		53
2021		95
2022 and thereafter		576
No expiration (Brazil)		499

		1,244
Tax losses used in consolidation		(686)

	Ps.	558

The changes in the balance of tax loss carryforwards are as follows:

	2013		2012
Balance at beginning of the year	Ps.	91	Ps.	688
Additions		593		903
Usage of tax losses		(122)		(1,449)
Translation effect of beginning balances		(4)		(51)

Balance at end of the year	Ps.	558	Ps.	91

There were no withholding taxes associated with the payment of dividends in either 2013, 2012 or 2011 by the Company to its shareholders.

The Company has determined that undistributed profits of its subsidiaries, joint venture or associate will not be distributed in the foreseeable future. The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized, aggregate to Ps. 44,920 (December 31, 2012: Ps. 43,569 and December 31, 2011: Ps. 42,225).

24.2 Other taxes

The operations in Guatemala, Nicaragua, Colombia and Argentina are subject to a minimum tax, which is based primary on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

Note 25. Other Liabilities, Provisions, Contingencies and Commitments

25.1 Other current financial liabilities

	December 31, 2013		December 31, 2012
Sundry creditors	Ps.	3,998	Ps.	3,129
Derivative financial instruments		347		279

Total	Ps.	4,345	Ps.	3,408

25.2 Provisions and other long term liabilities

	December 31, 2013		December 31, 2012
Provisions	Ps.	4,674	Ps.	2,476
Taxes payable		558		356
Others		885		938

Total	Ps.	6,117	Ps.	3,770

25.3 Other financial liabilities

	December 31, 2013		December 31, 2012
Derivative financial instruments	Ps.	1,526	Ps.	212
Security deposits		142		268

Total	Ps.	1,668	Ps.	480

25.4 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these loss contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2013 and 2012:

	December 31, 2013		December 31, 2012
Indirect taxes (1)	Ps.	3,300	Ps.	1,263
Labor		1,063		934
Legal		311		279

Total	Ps.	4,674	Ps.	2,476

(1)	As of December 31, 2013 and 2012, indirect taxes include Ps. 246 and Ps. 250, respectively, of tax loss contingencies regarding indemnification accorded with Heineken over FEMSA Cerveza prior tax contingencies.

25.5 Changes in the balance of provisions recorded

25.5.1 Indirect taxes

	December 31, 2013		December 31, 2012		December 31, 2011
Balance at beginning of the year	Ps.	1,263	Ps.	1,405	Ps.	1,358
Penalties and other charges		1		107		16
New contingencies		263		56		43
Contingencies added in business combination		2,143		117		170
Cancellation and expiration		(5)		(124)		(47)
Payments		(303)		(157)		(102)
Current portion		(163)		(52)		(113)
Restatement of the beginning balance of subsidiaries in hyperinflationary economies		101		(89)		80

Balance at end of the year	Ps.	3,300	Ps.	1,263	Ps.	1,405

25.5.2 Labor

	December 31, 2013		December 31, 2012		December 31, 2011
Balance at beginning of the year	Ps.	934	Ps.	1,128	Ps.	1,134
Penalties and other charges		139		189		105
New contingencies		187		134		122
Contingencies added in business combination		157		15		8
Cancellation and expiration		(226)		(359)		(261)
Payments		(69)		(91)		(71)
Restatement of the beginning balance of subsidiaries in hyperinflationary economies		(59)		(82)		91

Balance at end of the year	Ps.	1,063	Ps.	934	Ps.	1,128

A roll forward for legal contingencies is not disclosed because the amounts are not considered to be material.

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

25.6 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of December 31, 2013 is Ps. 20,671. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such several proceedings will not have a material effect on its consolidated financial position or result of operations.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiary operates. The Company does not expect any material liability to arise from these contingencies.

25.7 Collateralize contingencies

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 2,248 and Ps. 2,164 as of December 31, 2013 and 2012, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies.

25.8 Commitments

As of December 31, 2013, the Company has contractual commitments for finance leases for machinery and transport equipment and operating lease for the rental of production machinery and equipment, distribution and computer equipment, and land for FEMSA Comercio’s operations.

The contractual maturities of the operating lease commitments by currency, expressed in Mexican pesos as of December 31, 2013, are as follows:

	Mexican Pesos		U.S. Dollars		Others
Not later than 1 year	Ps.	3,067	Ps.	141	Ps.	76
Later than 1 year and not later than 5 years		10,919		509		84
Later than 5 years		13,801		246		6

Total	Ps.	27,787	Ps.	896	Ps.	166

Rental expense charged to consolidated net income was Ps. 4,345, Ps. 4,032 and Ps. 3,248 for the years ended December 31, 2013, 2012 and 2011, respectively.

Future minimum lease payments under finance leases with the present value of the net minimum lease payments are as follows:

	2013 Minimum Payments		Present Value of Payments		2012 Minimum Payments		Present Value of Payments
Not later than 1 year	Ps.	322	Ps.	276	Ps.	236	Ps.	225
Later than 1 year and not later than 5 years		852		789		134		122

Total mínimum lease payments		1,174		1,065		370		347
Less amount representing finance charges		109		—		23		—
Present value of minimum lease payments		1,065		1,065		347		347

The Company through its subsidiary Coca-Cola FEMSA has firm commitments for the purchase of property, plant and equipment of Ps. 1,828 as December 31, 2013.

25.9 Restructuring provision

Coca-Cola FEMSA recorded a restructuring provision. This provision relates principally to reorganization in the structure of Coca-Cola FEMSA. The restructuring plan was drawn up and announced to the employees of Coca-Cola FEMSA in 2011 when the provision was recognized in its consolidated financial statements. The restructuring of Coca-Cola FEMSA was completed by 2013.

	December 31, 2013		December 31, 2012		December 31, 2011
Balance at beginning of the year	Ps.	90	Ps.	153	Ps.	230
New		179		195		48
Payments		(234)		(258)		(76)
Cancellation		(35)		—		(49)

Balance at end of the year	Ps.	—	Ps.	90	Ps.	153

Note 26. Information by Segment

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

a) By Business Unit:

2013	Coca-Cola FEMSA		FEMSA Comercio		CB Equity		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	156,011	Ps.	97,572	Ps.	—	Ps.	17,254	Ps.	(12,740)	Ps.	258,097
Intercompany revenue		3,116		—		—		9,624		(12,740)		—
Gross profit		72,935		34,586		—		4,670		(2,537)		109,654
Administrative expenses		—		—		—		—		—		9,963
Selling expenses		—		—		—		—		—		69,574
Other income		—		—		—		—		—		651
Other expenses		—		—		—		—		—		(1,439)
Interest expense		(3,341)		(601)		—		(865)		476		(4,331)
Interest income		654		5		12		1,030		(476)		1,225
Other net finance expenses (3)		—		—		—		—		—		(1,143)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		17,224		2,890		4		5,120		(158)		25,080
Income taxes		5,731		339		1		1,685		—		7,756
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		289		11		4,587		(56)		—		4,831

Consolidated net income												22,155

Depreciation and amortization (2)		7,132		2,443		—		121		—		9,696
Non-cash items other than depreciation and amortization		12		197		—		108		—		317

Investments in associates and joint ventures		16,767		734		80,351		478		—		98,330
Total assets		216,665		39,617		82,576		45,487		(25,153)		359,192
Total liabilities		99,512		37,858		1,933		21,807		(24,468)		136,642
Investments in fixed assets (4)		11,703		5,683		—		831		(335)		17,882

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; loss on monetary position for subsidiaries in hyperinflationary economies; and market value gain on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

2012	Coca-Cola FEMSA		FEMSA Comercio		CB Equity		Other (1)		Consolidation Adjustments	Consolidated
Total revenues	Ps.	147,739	Ps.	86,433	Ps.	—	Ps.	15,899	Ps. (11,762)	Ps.	238,309
Intercompany revenue		2,873		5		—		8,884	(11,762)		—
Gross profit		68,630		30,250		—		4,647	(2,227)		101,300
Administrative expenses		—		—		—		—	—		9,552
Selling expenses		—		—		—		—	—		62,086
Other income		—		—		—		—	—		1,745
Other expenses		—		—		—		—	—		(1,973)
Interest expense		(1,955)		(445)		—		(511)	405		(2,506)
Interest income		424		19		18		727	(405)		783
Other net finance expenses (3)		—		—		—		—	—		(181)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		19,992		6,146		10		1,620	(238)		27,530
Income taxes		6,274		729		—		946	—		7,949
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		180		(23)		8,311		2	—		8,470

Consolidated net income											28,051

Depreciation and amortization (2)		5,692		2,031		—		293	(126)		7,890
Non-cash items other than depreciation and amortization		580		200		—		237	—		1,017

Investments in associates and joint ventures		5,352		459		77,484		545	—		83,840
Total assets		166,103		31,092		79,268		31,078	(11,599)		295,942
Total liabilities		61,275		21,356		1,822		12,409	(11,081)		85,781
Investments in fixed assets (4)		10,259		4,707		—		959	(365)		15,560

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; loss on monetary position for subsidiaries in hyperinflationary economies; and market value gain on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

2011	Coca-Cola FEMSA		FEMSA Comercio		CB Equity		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	123,224	Ps.	74,112	Ps.	—	Ps.	13,360	Ps.	(9,156)	Ps.	201,540
Intercompany revenue		2,099		2		—		7,055		(9,156)		—
Gross profit		56,531		25,476		—		3,884		(1,595)		84,296
Administrative expenses		—		—		—		—		—		8,172
Selling expenses		—		—		—		—		—		50,685
Other income		—		—		—		—		—		381
Other expenses		—		—		—		—		—		(2,072)
Interest expense		(1,729)		(396)		—		(540)		363		(2,302)
Interest income		616		12		7		742		(363)		1,014
Other net finance income (3)		—		—		—		—		—		1,092
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		16,794		4,993		—		1,827		(62)		23,552
Income taxes		5,667		578		67		1,306		—		7,618
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		86		—		4,880		1		—		4,967

Consolidated net income												20,901

Depreciation and amortization (2)		4,219		1,778		—		246		(80)		6,163
Non-cash items other than depreciation and amortization		638		170		—		31		—		839

Investments in fixed assets (4)		7,862		4,186		—		735		(117)		12,666

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Includes foreign exchange gain, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

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

Geographic disclosure for the Company is as follow:

2013	Total Revenues	Total Non Current Assets
Mexico and Central America (1) (2)	Ps.171,726	Ps.133,571
South America (3)	55,157	61,143
Venezuela	31,601	10,558
Europe	—	80,351
Consolidation adjustments	(387)	—

Consolidated	Ps.258,097	Ps.285,623

2012	Total Revenues	Total Non Current Assets
Mexico and Central America (1)	Ps.155,576	Ps.104,983
South America (3)	56,444	29,275
Venezuela	26,800	9,127
Europe	—	77,484
Consolidation adjustments	(511)	(382)

Consolidated	Ps.238,309	Ps.220,487

2011		Total Revenues
Mexico and Central America (1)		Ps.129,716
South America (3)		52,149
Venezuela		20,173
Europe		—
Consolidation adjustments		(498)

Consolidated		Ps.201,540

(1)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 163,351, Ps. 148,098 and Ps. 122,690 during the years ended December 31, 2013, 2012 and 2011, respectively. Domestic (Mexico only) non-current assets were Ps. 127,693 and Ps. 99,772, as of December 31, 2013, and December 31, 2012, respectively.
(2)	Coca-Cola FEMSA’s Asian division consists of the 51% equity investment in CCBPI (Philippines) which was acquired in 2013, and is accounted for using the equity method of accounting (see Note 10). The equity in earnings of the Asian division were Ps. 108 in 2013 , as is the equity method investment in CCBPI Ps. 9,398 and this is presented as part of the Company’s corporate operations in 2013 and thus disclosed net in the table above as part of the “Total Non Current assets” in the Mexico & Central America division. However, the Asian division is represented by the following investee level amounts, prior to reflection of the Company’s 51% equity interest in the accompanying consolidated financial statements: revenues Ps. 13,438, gross profit Ps. 4,285, income before income taxes Ps. 310, depreciation and amortization Ps. 1,229, total assets Ps. 17,232, total liabilities Ps. 4,488, capital expenditures Ps. 1,889.
(3)	South America includes Brazil, Argentina, Colombia and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 31,138, Ps. 30,930 and Ps. 31,405 during the years ended December 31, 2013, 2012 and 2011, respectively. Brazilian non-current assets were Ps. 45,900 and Ps. 14,221, as of December 31, 2013 and December 31, 2012, respectively. South America revenues include Colombia revenues of Ps. 13,354, Ps. 14,597 and Ps. 12,320 during the years ended December 31, 2013, 2012 and 2011, respectively. Colombia non-current assets were Ps. 12,888 and Ps. 13,203, as of December 31, 2013 and December 31, 2012, respectively. South America revenues include Argentina revenues of Ps. 10,729, Ps. 10,270 and Ps. 8,399 during the years ended December 31, 2013, 2012 and 2011, respectively. Argentina non-current assets were Ps. 2,042 and Ps. 2,188, as of December 31, 2013 and December 31, 2012, respectively.

Note 27. Future Impact of Recently Issued Accounting Standards not yet in Effect

The Company has not applied the following new and revised IFRS and IAS, that have been issued but are not yet effective as of December 31, 2013.

•

IFRS 9, “Financial Instruments” as issued in November 2009, and amended in October 2010, introduces new requirements for the classification and measurement of financial assets and financial liabilities and for derecognition. The standard requires all recognized financial assets that are within the scope of IAS 39. “Financial Instruments: Recognition and Measurement” to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

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

IFRS 9, was further amended in November 2013, and as such introduces a new chapter on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. In addition, IFRS 9 as amended in 2013 permits an entity to apply only those requirements introduced in IFRS 9 as amended in 2010 for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss without applying the other requirements of IFRS 9, meaning the portion of the change in fair value related to changes in the entity’s own credit risk can be presented in other comprehensive income rather than within profit or loss.

IFRS 9 as amended in 2013 removes the mandatory effective date that had been established for IFRS 9, in 2009 and 2010, leaving the effective date open pending the finalization of the impairment and classification and measurement requirements. The Company has decided that the adoption of this standard will not take place until IFRS 9 is completed. It is not practicable to provide a reasonable estimate of the effect of IFRS 9 until the final version has been issued.

•

Amendments to IAS 19 (2011) “Employee Benefits”: With regards to employee contributions to defined benefit plans, these amendments clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, they permit a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions can be, but are not required to be, recognized as a reduction in the service cost in the period in which the related service is rendered. The amendments to IAS 19 are effective for annual periods beginning on or after July 1, 2014. These amendments have not been early adopted by the Company and are not expected to have a material effects on its consolidated financial statements.

•

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities”: These amendments clarify existing application issues relating to the offsetting requirements. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement.” The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014, with retrospective application required. These amendments have not been early adopted by the Company and are not expected to have a material effect on its consolidated financial statements.

•

Amendments to IAS 36 “Impairment of Assets”: These amendments reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. These amendments have not been early adopted by the Company and are not expected to have a material effect on its consolidated financial statements.

•

Amendments to IAS 39 “Financial Instruments: Recognition and Measurement”: These amendments clarify that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty (CCP) must happen as a consequence of laws or regulations or the introduction of laws or regulations. The amendments to IAS 39 have not been early adopted by the Company and are not expected to have a material effect on its consolidated financial statements.

•

Annual Improvements 2010-2012 Cycle: These Annual Improvements make amendments to: IFRS 2 “Share-based payment,” by amending the definitions of vesting condition and market condition, and adding definitions for performance condition and service condition; IFRS 3 “Business combinations,” by requiring contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date; IFRS 8 “Operating segments,” requiring disclosure of the judgments made by management in applying the aggregation criteria to operating segments and clarifing that reconciliations of segment assets are only required if segment assets are reported regularly; IFRS 13 “Fair value measurement,” by clarifying that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only); IAS 16 “Property, plant and equipment” and IAS 38 “Intangible assets,” by clarifying that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount; and IAS 24 “Related party Disclosures,” by clarifying how payments to entities providing management services are to be disclosed. These Annual Improvements are applicable to annual periods beginning on or after 1 July 2014. The Company has yet to complete its evaluation of whether these improvements will have a significant impact on its consolidated financial statements.

•

Annual Improvements 2011-2013 Cycle: These Annual Improvements make amendments to the following standards that are applicable to the Company: IFRS 3, by clarifying that the standard excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself; IFRS 13, by clarifying the scope of the portfolio exception of paragraph 52, which permits an entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received by selling a net long position for a particular risk exposure or by transfering a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date under current market conditions. These Annual Improvements are applicable to annual periods beginning on or after July 1, 2014. The Company has yet to complete its evaluation of whether these improvements will have a significant impact on its consolidated financial statements.

•

IFRIC 21 “Levies”: This Interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets,” and those where the timing and amount of the levy is certain. The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides guidance on recognition of a liability to pay levies, where the liability is recognized progressively if the obligating event occurs over a period of time; and if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. This Interpretation is effective for accounting periods beginning on or after January 1, 2014, with early adoption permitted. The Company has not early adopted this IFRIC, and the Company has yet to complete its evaluation of whether it will have a material impact on its consolidated financial statements.

Note 28. Subsequent Events

On January 13, 2014 Coca-Cola FEMSA issued a U.S. dollar-denominated 10-year bonds and 30-year bonds that were placed on November 19, 2013 (the “Original Senior Notes”) in the international capital markets, to increase the total principal amount to U.S,$2.5 billion (in three tranches), placing an additional US $150 million for 10-year bonds at a yield of US Treasury +107 basis points, with a coupon of 3.875%; and an additional US$200 million for 30-year bonds at a yield of US Treasury +122 basis points, with a coupon of 5.250% (the “Additional Senior Notes”). Coca-Cola FEMSA’s 10-year bonds now have an aggregate principal amount of US $900 million and 30-year bonds now have an aggregate principal amount of US $600 million. The Additional Senior Notes have the same CUSIP and the same coupon as the respective Original Senior Notes. The Additional Senior Notes have the same CUSIP and the same coupon as the respective Original Senior Notes. These notes are guaranteed by the Guarantors Subsidiaries.

As of the end of January, 2014, the exchange rate of the Argentine peso registered a devaluation of approximately 20% with the U.S. dollar. As a result of this devaluation, the balance sheet of Coca-Cola FEMSA’s subsidiary could reflect a reduction in shareholders’ equity during 2014. As of December 31, 2013 our foreign direct investment in Argentina, using the exchange rate of ARS 6.38 per U.S. dollar, was Ps. 945 million.

In January 2014, the Venezuelan government announced that certain transactions, such as payment of services and payments related to foreign investments in Venezuela, must be settled at an alternative exchange rate determined by the state-run system known as the Sistema Complementario de Administración de Divisas, or SICAD. The SICAD determines this alternative exchange rate based on limited periodic sales of U.S. dollars through auctions. The exchange rate based on the most recent SICAD auction, held on April 4, 2014, and in effect as of April 7, 2014, was 10.00 bolivars to US$1.00. Imports of Coca-Cola FEMSA’s raw materials into Venezuela qualify as transactions that may be settled using the official exchange rate of 6.30 bolivars to US$1.00, thus, Coca-Cola FEMSA will continue to account for these transactions using such official exchange rate. Coca-Cola FEMSA will recognize in the cumulative translation account in its consolidated financial statements as of March 31, 2014 a reduction in equity as a result of the valuation of its net investment in Venezuela at the SICAD exchange rate (10.70 bolivars to US$1.00 as of March 31, 2014). As of December 31, 2013, Coca-Cola FEMSA foreign direct investment in Venezuela was Ps.13,788 million (at the official exchange rate of 6.30 bolivars per US$1.00). In addition, in March 2014, the Venezuelan government enacted a new law that authorizes an additional method (known as SICAD II) of exchanging Venezuelan bolivars to U.S. dollars at rates other than the current official exchange and the existing SICAD rates, for any transaction other than those described above. As of April 4, 2014, the SICAD II exchange rate was 49.04 bolivars to US$1.00.

In February 2014, Coca-Cola FEMSA prepaid in full the following Bank loans denominated in pesos: i) Ps. 250 (nominal amount) with a maturity date in 2015, ii) Ps. 1,000 (nominal amount) with a maturity date in 2015, iii) Ps. 375 (nominal amount) with a maturity date in 2015, iv) Ps. 1,100 (nominal amount) with a maturity date in 2014 and v) Ps. 1,450 (nominal amount) with a maturity date in 2015.

Report of Independent Registered Public Accounting Firm

To: The Executive and Supervisory Board of Heineken N.V.

We have audited the accompanying consolidated statements of financial position of Heineken N.V. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of changes in equity for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heineken N.V. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

/s/ KPMG Accountants N.V.

Amsterdam, the Netherlands

February 11, 2014

Financial statements

Consolidated Income Statement

	Note	2013	2012*	2011*
For the year ended 31 December
In millions of EUR
Revenue	5	19,203	18,383	17,123
Other income	8	226	1,510	64
Raw materials, consumables and services	9	(12,186)	(11,849)	(10,966)
Personnel expenses	10	(3,108)	(3,031)	(2,835)
Amortisation, depreciation and impairments	11	(1,581)	(1,316)	(1,168)
Total expenses		(16,875)	(16,196)	(14,969)
Results from operating activities		2,554	3,697	2,218
Interest income	12	47	62	70
Interest expenses	12	(579)	(551)	(494)
Other net finance income/(expenses)	12	(61)	168	(33)
Net finance expenses		(593)	(321)	(457)
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	16	146	213	240
Profit before income tax		2,107	3,589	2,001
Income tax expense	13	(520)	(515)	(459)
Profit		1,587	3,074	1,542
Attributable to:
Equity holders of the Company (net profit)		1,364	2,914	1,412
Non-controlling interests		223	160	130
Profit		1,587	3,074	1,542

Weighted average number of shares – basic	23	575,062,357	575,022,338	585,100,381
Weighted average number of shares – diluted	23	576,002,613	576,002,613	586,277,702
Basic earnings per share (EUR)	23	2.37	5.07	2.41
Diluted earnings per share (EUR)	23	2.37	5.06	2.41

*	Restated for the revised IAS 19.

Financial statements

Consolidated Statement of Comprehensive Income

	Note	2013	2012*	2011*
For the year ended 31 December
In millions of EUR
Profit		1,587	3,074	1,542
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Actuarial gains and losses	24/28	197	(404)	(75)
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	24	(1,282)	39	(493)
Recycling of currency translation differences to profit or loss	24	1	—	—
Effective portion of net investment hedges	24	13	6	—
Effective portion of changes in fair value of cash flow hedges	24	16	14	(21)
Effective portion of cash flow hedges transferred to profit or loss	24	(4)	41	(11)
Net change in fair value available-for-sale investments	24	(53)	135	71
Net change in fair value available-for-sale investments transferred to profit or loss	24	—	(148)	(1)
Share of other comprehensive income of associates/joint ventures	24	5	(1)	(5)
Other comprehensive income, net of tax	24	(1,107)	(318)	(535)
Total comprehensive income		480	2,756	1,007

Attributable to:
Equity holders of the Company		336	2,608	884
Non-controlling interests		144	148	123
Total comprehensive income		480	2,756	1,007

*	Restated for the revised IAS 19.

Financial statements

Consolidated Statement of Financial Position

	Note	2013	2012*
As at 31 December
In millions of EUR
Assets
Property, plant & equipment	14	8,454	8,844
Intangible assets	15	15,934	17,688
Investments in associates and joint ventures	16	1,883	1,950
Other investments and receivables	17	762	1,099
Advances to customers		301	312
Deferred tax assets	18	508	550
Total non-current assets		27,842	30,443
Inventories	19	1,512	1,596
Other investments	17	11	11
Trade and other receivables	20	2,427	2,537
Prepayments and accrued income		218	232
Cash and cash equivalents	21	1,290	1,037
Assets classified as held for sale	7	37	124
Total current assets		5,495	5,537
Total assets		33,337	35,980

Equity
Share capital	22	922	922
Share premium	22	2,701	2,701
Reserves		(858)	365
Retained earnings		8,637	7,746
Equity attributable to equity holders of the Company		11,402	11,734
Non-controlling interests	22	954	1,071
Total equity		12,356	12,805
Liabilities
Loans and borrowings	25	9,853	11,437
Tax liabilities		112	140
Employee benefits	28	1,202	1,575
Provisions	30	367	419
Deferred tax liabilities	18	1,444	1,792
Total non-current liabilities		12,978	15,363
Bank overdrafts	21	178	191
Loans and borrowings	25	2,195	1,863
Trade and other payables	31	5,131	5,285
Tax liabilities		317	305
Provisions	30	171	129
Liabilities classified as held for sale	7	11	39
Total current liabilities		8,003	7,812
Total liabilities		20,981	23,175
Total equity and liabilities		33,337	35,980

*	Restated for the revised IAS 19 and finalisation of the purchase price allocation for APB.

Financial statements

Consolidated Statement of Cash Flows

	Note	2013	2012*	2011*
For the year ended 31 December
In millions of EUR
Operating activities
Profit		1,587	3,074	1,542
Adjustments for:
Amortisation, depreciation and impairments	11	1,581	1,316	1,168
Net interest expenses	12	532	489	424
Gain on sale of property, plant & equipment, intangible assets and subsidiaries, joint ventures and associates	8	(226)	(1,510)	(64)
Investment income and share of profit and impairments of associates and joint ventures and dividend income on available-for-sale and held-for-trading investments		(160)	(238)	(252)
Income tax expenses	13	520	515	459
Other non-cash items		156	(65)	268
Cash flow from operations before changes in working capital and provisions		3,990	3,581	3,545
Change in inventories		(42)	(52)	(145)
Change in trade and other receivables		5	(64)	(21)
Change in trade and other payables		88	217	417
Total change in working capital		51	101	251
Change in provisions and employee benefits		(58)	(164)	(76)
Cash flow from operations		3,983	3,518	3,720
Interest paid		(557)	(490)	(485)
Interest received		56	82	65
Dividends received		148	184	137
Income taxes paid		(716)	(599)	(526)
Cash flow related to interest, dividend and income tax		(1,069)	(823)	(809)
Cash flow from operating activities		2,914	2,695	2,911

Investing activities
Proceeds from sale of property, plant & equipment and intangible assets		152	131	101
Purchase of property, plant & equipment	14	(1,369)	(1,170)	(800)
Purchase of intangible assets	15	(77)	(78)	(56)
Loans issued to customers and other investments		(143)	(143)	(127)
Repayment on loans to customers		41	50	64
Cash flow (used in)/from operational investing activities		(1,396)	(1,210)	(818)
Free operating cash flow		1,518	1,485	2,093
Acquisition of subsidiaries, net of cash acquired		(17)	(3,311)	(806)
Acquisition of/additions to associates, joint ventures and other investments		(53)	(1,246)	(166)
Disposal of subsidiaries, net of cash disposed of	6	460	—	(9)
Disposal of associates, joint ventures and other investments	6	165	142	44
Cash flow (used in)/from acquisitions and disposals		555	(4,415)	(937)
Cash flow (used in)/from investing activities		(841)	(5,625)	1,755

Consolidated Statement of Cash Flows (second half)

	Note	2013	2012*	2011*
For the year ended 31 December
In millions of EUR
Financing activities
Proceeds from loans and borrowings		1,663	6,837	1,782
Repayment of loans and borrowings		(2,474)	(2,928)	(1,587)
Dividends paid		(710)	(604)	(580)
Purchase own shares		(21)	—	(687)
Acquisition of non-controlling interests		(209)	(252)	(11)
Disposal of interests without a change in control		—	—	43
Other		(1)	3	6
Cash flow (used in)/from financing activities		(1,752)	3,056	1,034

Net cash flow		321	126	122
Cash and cash equivalents as at 1 January		846	606	478
Effect of movements in exchange rates		(55)	114	6
Cash and cash equivalents as at 31 December	21	1,112	846	606

*	Restated for the revised IAS 19.

Financial statements

Consolidated Statement of Changes in Equity

In millions of EUR	Note	Share capital	Share Premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	ASDI	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2011		922	2,701	(93)	(27)	90	899	(55)	666	4,829	9,932	288	10,220
Policy change		—	—	—		—	—	—	—	43	43	—	43
Restated balance as at 1 January 2011*		922	2,701	(93)	(27)	90	899	(55)	666	4,872	9,975	288	10,263
Profit		—	—	—		—	253	—	—	1,159	1,412	130	1,542
Other comprehensive income	12/24	—	—	(482)	(42)	69	—	—	—	(73)	(528)	(7)	(535)
Total comprehensive income		—	—	(482)	(42)	69	253	—	—	1,086	884	123	1.007
Transfer to retained earnings		—	—	—		—	(126)	—	—	126	—	—	—
Dividends to shareholders		—	—	—		—	—	—	—	(474)	(474)	(97)	(571)
Purchase/reissuance own/non-controlling shares		—	—	—		—	—	(687)	—	—	(687)	(1)	(688)
Alloted share delivery		—	—	—		—	—	694	(666)	(28)	—	—	—
Own shares delivered		—	—	—		—	—	5	—	(5)	—	—	—
Share-based payments		—	—	—		—	—	—	—	11	11	—	11
Share purchase mandate		—	—	—		—	—	—	—	96	96	—	96
Acquisition of non-controlling interests without a change in control		—	—	—		—	—	—	—	(21)	(21)	(1)	(22)
Disposal of interests without a change in control		—	—	—		—	—	—	—	33	33	6	39
Balance as at 31 December 2011		922	2,701	(575)	(69)	159	1,026	(43)	—	5,696	9,817	318	10,135

*	Restated for the revised IAS 19

Financial statements

Consolidated Statement of Changes in Equity

In millions of EUR	Note	Share capital	Share Premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2012		922	2,701	(575)	(69)	159	1,026	(43)	5,653	9,774	318	10,092
Policy change		—	—	—	—	—	—	—	43	43	—	43
Restated balance as at 1 January 2012*		922	2,701	(575)	(69)	159	1,026	(43)	5,696	9,817	318	10,135
Profit		—	—	—	—	—	222	—	2,692	2,914	160	3,074
Other comprehensive income	24	—	—	48	58	(9)	4	—	(407)	(306)	(12)	(318)
Total comprehensive income		—	—	48	58	(9)	226	—	2,285	2,608	148	2,756
Transfer to retained earnings		—	—	—	—	—	(473)	—	473	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	(494)	(494)	(110)	(604)
Purchase/reissuance own/non-controlling shares		—	—	—	—	—	—	—	—	—	—	—
Own shares delivered		—	—	—	—	—	—	17	(17)	—	—	—
Share-based payments		—	—	—	—	—	—	—	15	15	—	15
Acquisition of non-controlling interests without a change in control		—	—	—	—	—	—	—	(212)	(212)	715	503
Balance as at 31 December 2012		922	2,701	(527)	(11)	150	779	(26)	7,746	11,734	1,071	12,805

*	Restated for the revised IAS 19.

Consolidated Statement of Changes in Equity (second half)

In millions of EUR	Note	Share capital	Share Premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2013		922	2,701	(527)	(11)	150	779	(26)	7,746	11,734	1,071	12,805
Profit		—	—	—	—	—	214	—	1,150	1,364	223	1,587
Other comprehensive income	24	—	—	(1,194)	13	(53)	—	—	206	(1,028)	(79)	(1,107)
Total comprehensive income		—	—	(1,194)	13	(53)	214	—	1,356	336	144	480
Transfer to retained earnings		—	—	—	—	—	(188)	—	188	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	(530)	(530)	(185)	(715)
Purchase/reissuance own/non-controlling shares		—	—	—	—	—	—	(21)	—	(21)	—	(21)
Own shares delivered		—	—	—	—	—	—	6	(6)	—	—	—
Share-based payments		—	—	—	—	—	—	—	8	8	—	8
Acquisition of non-controlling interests without a change in control	6	—	—	—	—	—	—	—	(125)	(125)	(76)	(201)
Balance as at 31 December 2013		922	2,701	(1,721)	2	97	805	(41)	8,637	11,402	954	12,356

Notes to the Consolidated Financial Statements

1. Reporting entity

Heineken N.V. (the ‘Company’) is a company domiciled in the Netherlands. The address of the Company’s registered office is Tweede Weteringplantsoen 21, Amsterdam. The consolidated financial statements of the Company as at and for the year ended 31 December 2013 comprise the Company, its subsidiaries (together referred to as ‘HEINEKEN’ and individually as ‘HEINEKEN’ entities) and HEINEKEN’s interest in jointly controlled entities and associates.

Disclosures on subsidiaries, jointly controlled entities and associates are included in note 36 and 16 respectively.

HEINEKEN is primarily involved in the brewing and selling of beer.

2. Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. Substantially all standards and interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) effective year-end 2013 have been adopted by the EU. It is noted that IFRS 10, 11 and 12, which were adopted by the EU with an effective date of 1 January 2014, were adopted by HEINEKEN as at 1 January 2013. Consequently, the accounting policies applied by the Company also comply fully with IFRS as issued by the IASB.

The consolidated financial statements have been prepared by the Executive Board of the Company and authorised for issue on 11 February 2014 and will be submitted for adoption to the Annual General Meeting of Shareholders on 24 April 2014.

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

HEINEKEN has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of 1 January 2013.

•	IFRS 10 Consolidated Financial Statements

•	IFRS 11 Joint Arrangements

•	IFRS 12 Disclosure of Interests in Other Entities

•	IFRS 13 Fair Value Measurement

•	Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)

•	Revised IAS 19 Employee Benefits

The new standards and amendment to standards IFRS 10, 11 and 12 were early adopted by HEINEKEN. The nature and the effect of the changes are further explained below.

IFRS 10 Consolidated Financial Statements

As a result of IFRS 10, HEINEKEN has changed its accounting policy for determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that is applicable to all investees, by focusing on whether HEINEKEN has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns. In particular, IFRS 10 requires HEINEKEN to consolidate investees that it controls on the basis of de facto circumstances.

In accordance with the transitional provisions of IFRS 10, HEINEKEN reassessed the control conclusion for its investees as at 1 January 2013, and concluded that the standard has no impact on the consolidated financial statements of HEINEKEN.

IFRS 11 Joint Arrangements

As a result of IFRS 11, HEINEKEN has changed its accounting policy for its interests in joint arrangements. Under IFRS 11, HEINEKEN classifies its interests in joint arrangements as either joint operations or joint ventures depending on HEINEKEN’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, HEINEKEN considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

HEINEKEN has joint control over its joint arrangements as under the contractual agreements, unanimous consent is required from all parties to the arrangements for all relevant activities. HEINEKEN’s joint arrangements are structured as limited companies and provide HEINEKEN and the parties to the arrangements with rights to the net assets of the limited companies under the arrangements. Therefore those entities are classified as joint ventures.

HEINEKEN has re-evaluated its involvement in its joint arrangements and concluded that the standard has no impact on the consolidated financial statements of HEINEKEN.

IFRS 12 Disclosure of Interests in Other Entities

As a result of IFRS 12 HEINEKEN has changed its disclosures about its interests in subsidiaries (note 36 and note 6) and equity-accounted investees (note 16).

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements, when such measurements are required or permitted by other IFRSs. In particular, it unifies the definition of fair value as the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date. It also replaces and expands the disclosure requirements about fair value measurements in other IFRSs, including IFRS 7 Financial Instruments: Disclosures (see note 32).

In accordance with the transitional provisions of IFRS 13, HEINEKEN has applied the new fair value measurement guidance prospectively as from 1 January 2013. The change had no significant impact on the measurement of HEINEKEN’s assets and liabilities.

Presentation of Items of Other Comprehensive Income (Amendments to IAS1)

As a result of the amendments to IAS 1, HEINEKEN has modified the presentation of its statement of other comprehensive income. The modification is to split items based on whether or not they could be recycled to profit or loss in the future. Comparative information has been re-presented accordingly.

Revised IAS 19 Employee Benefits

As a result of the revision of IAS 19, HEINEKEN has changed its accounting policy with respect to the basis for determining the income or expense related to defined benefit plans.

Under the revised IAS 19, HEINEKEN determines the net interest expense (income) on the net defined benefit liability by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period, taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.

Consequently, the net interest on the net defined benefit liability (asset) now comprises:

•	interest cost on the defined benefit obligation;

•	interest income on plan assets; and

•	interest effect of applying the asset ceiling.

Previously, HEINEKEN determined interest income on plan assets based on their long-term expected return. The variance between actual and expected return continues to be accounted for in other comprehensive income. Therefore, the change in method of calculating the net interest expense (income) has no impact on equity. The change in accounting policy increased the defined benefit expense recognised in profit or loss and correspondingly increased the defined benefit plan remeasurement gain recognised in other comprehensive income by EUR98 million for the reporting period ending 31 December 2013 (EUR 45 million reduction of remeasurement loss for the period ending 2012)

HEINEKEN no presents the net interest on the net defined benefit liability (asset) in other net finance income and expenses rather than personnel expenses. As a result, a reclassification from personnel expenses to other net finance income and expenses of EUR57 million was made for the reporting period ending 31 December 2013 (EUR51 million for the period ending 31 December 2012).

The revised IAS 19 no longer allows inclusion of future pension administration costs as part of the defined benefit obligation. Such costs should be recognised when the administration services are incurred. Previously, HEINEKEN accrued a surcharge for pension administration costs of the Dutch pension plan as part of the current service costs in the defined benefit obligation. With the adoption of the revised standard, this accrual was released to equity. As a result, HEINEKEN’s defined benefit obligation decreased by EUR57 million as at 1 January 2012.

3. Significant accounting policies

General

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by HEINEKEN entities.

(a)	Basis of consolidation

(i)	Business combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to HEINEKEN. HEINEKEN controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

HEINEKEN measures goodwill at the acquisition date as the fair value of the consideration transferred plus the fair value of any previously-held equity interest in the acquiree and the recognised amount of any non-controlling interests in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed. When the excess is negative, a bargain purchase gain is recognised immediately in profit or loss.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that HEINEKEN incurs in connection with a business combination are expensed as incurred.

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

Subsidiaries are entities controlled by HEINEKEN. HEINEKEN controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by HEINEKEN. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

(iv)	Loss of control

Upon the loss of control, HEINEKEN derecognises the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any resulting gain or loss is recognised in profit or loss. If HEINEKEN retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

(v)	Interests in equity-accounted investees

HEINEKEN’s investments in asssociates and joint ventures are accounted for using the equity method of accounting. Investments in associates are those entities in which HEINEKEN has significant influence, but no control or joint control, over the financial and operating policies. Joint ventures are the arrangements in which HEINEKEN has joint control, whereby HEINEKEN has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are recognised initially at cost. The cost of the investment includes transaction costs.

The consolidated financial statements include HEINEKEN’s share of the profit or loss and other comprehensive income, after adjustments to align the accounting policies with those of HEINEKEN, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

When HEINEKEN’s share of losses exceeds the carrying amount of the associate or joint venture, including any long-term investments, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that HEINEKEN has an obligation or has made a payment on behalf of the associate or joint venture.

(vi)	Transactions eliminated on consolidation

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

The following exchange rates, for the most important countries in which HEINEKEN has operations, were used while preparing these consolidated financial statements:

	Year-end	Year-end	Year-end	Average	Average	Average
In EUR	2013	2012	2011	2013	2012	2011
BRL	0.3070	0.3699	0.4139	0.3486	0.3987	0.4298
GBP	1.1995	1.2253	1.1972	1.1775	1.2332	1.1522
MXN	0.0553	0.0582	0.0554	0.0590	0.0592	0.0578
NGN	0.0047	0.0049	0.0049	0.0049	0.0050	0.0047
PLN	0.2407	0.2455	0.2243	0.2382	0.2390	0.2427
RUB	0.0221	0.0248	0.0239	0.0236	0.0250	0.0245
SGD	0.5743	0.6207	0.5946	0.6017	0.6229	0.5718
VND in 1000	0.0345	0.0364	0.0367	0.0358	0.0373	0.0348
USD	0.7251	0.7579	0.7729	0.7530	0.7783	0.7184

(iii)	Reporting in hyperinflationary economies

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

(iv)	Hedge of net investments in foreign operations

Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognised in other comprehensive income to the extent that the hedge is effective and regardless of whether the net investment is held directly or through an intermediate parent. These differences are presented within equity in the translation reserve. To the extent that the hedge is ineffective, such differences are recognised in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the translation reserve is transferred to profit or loss as part of the profit or loss on disposal.

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

Derivative financial instruments are recognised initially at fair value, with attributable transaction costs recognised in profit or loss as incurred. Derivatives for which hedge accounting is not applied are accounted for as instruments at fair value through profit or loss. When derivatives qualify for hedge accounting, subsequent measurement is at fair value, and changes therein accounted for as described in 3b(iv), 3d(ii) or 3d(iii).

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

When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

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

Land except for financial leases on land over the contractual period is not depreciated as it is deemed to have an infinite life. Depreciation on other P, P & E is charged to profit or loss on a straight-line basis over the estimated useful lives of items of P, P & E, and major components that are accounted for separately, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Assets under construction are not depreciated. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonable certain that HEINEKEN will obtain ownership by the end of the lease term. The estimated useful lives for the current and comparative years are as follows:

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

Intangible assets and P, P & E once classified as held for sale are not amortised or depreciated. In addition, equity accounting of equity-accounted investees ceases once classified as held for sale.

(k)	Employee benefits

(i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan (pension plan) under which HEINEKEN pays fixed contributions into a separate entity. HEINEKEN has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

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

HEINEKEN’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any defined benefit plan assets is deducted. The discount rate is the yield at balance sheet date on AA-rated bonds that have maturity dates approximating the terms of HEINEKEN’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

The calculations are performed annually by qualified actuaries using the projected unit credit method. When the calculation results in a benefit to HEINEKEN, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in HEINEKEN. An economic benefit is available to HEINEKEN if it is realisable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are changed, the expense or benefit is recognised immediately in profit or loss.

HEINEKEN recognises all actuarial gains and losses arising from defined benefit plans immediately in other comprehensive income and all expenses related to defined benefit plans in personnel expenses and other net finance income and expenses in profit or loss.

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

Termination benefits are payable when employment is terminated by HEINEKEN before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits.

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

The grant date fair value of the share rights granted is recognised as personnel expenses with a corresponding increase in equity (equity-settled) over the period that the employees become unconditionally entitled to the share rights. The costs of the share plan for both the Executive Board and senior management members are spread evenly over the performance period.

At each balance sheet date, HEINEKEN revises its estimates of the number of share rights that are expected to vest, for the 100 per cent internal performance conditions of the share plans 2011-2013, 2012-2014 and 2013-2015 of the senior management members and the Executive Board. It recognises the impact of the revision of original estimates (only applicable for internal performance conditions, if any) in profit or loss, with a corresponding adjustment to equity.

(vi)	Matching share entitlement

As from 21 April 2011 HEINEKEN established a matching share entitlement for the Executive Board. The grant date fair value of the matching shares is recognised as personnel expenses in the income statement as it is deemed an equity settled incentive.

(vii)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid under short-term benefits if HEINEKEN has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

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

A provision for onerous contracts is recognised when the expected benefits to be derived by HEINEKEN from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract and taking into consideration any reasonably obtainable sub-leases. Before a provision is established, HEINEKEN recognises any impairment loss on the assets associated with that contract.

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

Loans and borrowings for which HEINEKEN has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date, are classified as non-current liabilities.

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

Other income includes gains from sale of P, P & E, intangible assets and (interests in) subsidiaries, joint ventures and associates, net of sales tax. They are recognised in profit or loss when ownership has been transferred to the buyer.

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

Other net finance income and expenses comprises dividend income, gains and losses on the disposal of available-for-sale investments, changes in the fair value of investments designated at fair value through profit or loss and held for trading investments, changes in fair value of hedging instruments that are recognised in profit or loss, unwinding of the discount on provisions, impairment losses recognised on investments and interest on the net defined benefit obligation. Dividend income is recognised in the income statement on the date that HEINEKEN’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

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

A discontinued operation is a component of HEINEKEN’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale or distribution, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year.

(u)	Earnings per share

HEINEKEN presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for the weighted average number of own shares purchased in the year. Diluted EPS is determined by dividing the profit or loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding, adjusted for the weighted average number of own shares purchased in the year and for the effects of all dilutive potential ordinary shares which comprise share rights granted to employees.

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

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Board, who is considered to be HEINEKEN’s chief operating decision maker. An operating segment is a component of HEINEKEN that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of HEINEKEN’s other components. All operating segments’ operating results are reviewed regularly by the Executive Board to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

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

IFRS 9 (2009) Financial Instruments introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. In November 2013 the IASB concluded the project phase in relation to hedge accounting. The last phase of the project to replace IAS 39, about impairment of financial assets is ongoing and an effective date for applicability of IFRS 9 will only be determined by the IASB when concluding on the entire project. Early adoption is allowed. HEINEKEN is in the process of evaluating the impact of the implementation of the new standard.

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

The fair value of P, P & E recognised as a result of a business combination is based on quoted market prices for similar items when available and replacement cost when appropriate.

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

Fair value from normal business

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

Fair values include the instrument’s credit risk and adjustments to take account of the credit risk of HEINEKEN entity and counterparty when appropriate.

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

Fair values include the instrument’s credit risk and adjustments to take account of the credit risk of the HEINEKEN entity and counterparty when appropriate.

5.	Operating segments

HEINEKEN distinguishes the following six reportable segments:

•	Western Europe

•	Central and Eastern Europe

•	The Americas

•	Africa Middle East

•	Asia Pacific

•	Head Office and Other/eliminations.

The first five reportable segments as stated above are HEINEKEN’s business regions. These business regions are each managed separately by a Regional President. The Regional President is directly accountable for the functioning of the segment’s assets, liabilities and results of the region and reports regularly to the Executive Board (the chief operating decision maker) to discuss operating activities, regional forecasts and regional results. The Head Office operating segment falls directly under the responsibility of the Executive Board. For each of the six reportable segments, the Executive Board reviews internal management reports on a monthly basis.

Information regarding the results of each reportable segment is included in the table on the next page. Performance is measured based on EBIT(beia), as included in the internal management reports that are reviewed by the Executive Board. EBIT (beia) is defined as earnings before interest and taxes and net finance expenses, before exceptional items and amortisation of acquisition related intangibles. Exceptional items are defined as items of income and expense of such size, nature or incidence, that in view of management their disclosure is relevant to explain the performance of HEINEKEN for the period. EBIT and EBIT (beia) are not financial measures calculated in accordance with IFRS. EBIT (beia) is used to measure performance as management believes that this measurement is the most relevant in evaluating the results of these segments.

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

Information about reportable segments

		Western Europe			Central and Eastern Europe			The Americas
In millions of EUR	Note	2013	2012*	2011*	2013	2012*	2011*	2013	2012*	2011*
Revenue
Third party revenue[1]		6,800	7,140	7,158	3,082	3,255	3,209	4,486	4,507	4,002
Interregional revenue		656	645	594	15	25	20	9	16	27
Total revenue		7,456	7,785	7,752	3,097	3,280	3,229	4,495	4,523	4,029

Other income		50	13	48	119	9	7	56	2	1
Results from operating activities		737	723	823	231	320	318	681	593	493
Net finance expenses
Share of profit of associates and joint ventures and impairments thereof		2	1	3	15	24	17	70	81	77
Income tax expense
Profit
Attributable to:
Equity holders of the Company (net profit)
Non-controlling interests

EBIT reconciliation
EBIT[2]		739	724	826	246	344	335	751	674	570
Eia[2]		115	224	139	60	12	11	39	86	85
EBIT (beia)[2]	27	854	948	965	306	356	346	790	760	655

Beer volumes (in million hectolitres)
Consolidated beer volume[2]		42,224	44,288	45,380	44,261	47,269	45,377	51,209	53,124	50,497
Attributable share of joint ventures and associates volume[2]		—	—	—	3,743	3,735	3,628	3,717	3,785	2,032
Group beer volume[2]		42,224	44,288	45,380	48,004	51,004	49,004	54,926	56,909	52,528

Current segment assets		2,036	2,007	1,843	982	1,082	985	1,236	1,193	1,045
Non-current segment assets		7,262	8,015	8,186	3,128	3,423	3,365	5,193	5,649	5,619
Investment in associates and joint ventures		43	22	23	194	196	165	823	835	711
Total segment assets		9,341	10,044	10,052	4,304	4,701	4,515	7,252	7,677	7,375
Unallocated assets
Total assets

Segment liabilities		3,571	4,121	3,666	1,242	1,347	1,160	1,027	1,072	1068
Unallocated liabilities
Total equity
Total equity and liabilities

Purchase of P, P & E		264	260	215	191	197	170	261	250	199
Acquisition of goodwill		9	7	—	—	—	1	—	36	4
Purchases of intangible assets		24	26	11	6	12	9	12	14	20
Depreciation of P, P & E		(329)	(344)	(343)	(235)	(247)	(234)	(211)	(201)	(183)
(Impairment) and reversal of impairment of P, P & E		(7)	(36)	—	(9)	15	(2)	(1)	(17)	5
Amortisation intangible assets		(65)	(86)	(100)	(17)	(16)	(18)	(97)	(103)	(93)
(Impairment) and reversal of impairment of intangible assets		(17)	(7)	—	(99)	—	(3)	—	—	—

	Africa Middle East			Asia Pacific			Head Office & Other/ Eliminations			Consolidated
	2013	2012*	2011*	2013	2012*	2011*	2013	2012*	2011*	2013	2012*	2011*
Revenue
Third party revenue[1]	2,554	2,639	2,223	2,036	527	216	245	315	315	19,203	18,383	17,123
Interregional revenue	—	—	—	1	—	—	(681)	(686)	(641)	—	—	—
Total revenue	2,554	2,639	2,223	2,037	527	216	(436)	(371)	(326)	19,203	18,383	17,123

Other income	1	—	3	—	1,486	5	—	—	—	226	1,510	64
Results from operating activities	606	616	533	376	1,546	64	(77)	(101)	(13)	2,554	3,697	2,218
Net finance expenses										(593)	(321)	(457)
Share of profit of associates and joint ventures and impairments thereof	37	1	35	26	109	112	(4)	(3)	(4)	146	213	240
Income tax expense										(520)	(515)	(459)
Profit										1,587	3,074	1,542
Attributable to:
Equity holders of the Company (net profit)										1,364	2,914	1,412
Non-controlling interests										223	160	130
										1,587	3,074	1,542

EBIT reconciliation
EBIT[2]	643	617	568	402	1,655	176	(81)	(104)	(17)	2,700	3,910	2,458
Eia[2]	2	38	2	163	(1,388)	—	12	36	5	391	(992)	242
EBIT (beia)[2]	645	655	570	565	267	176	(69)	(68)	(12)	3,091	2,918	2,700

Beer volumes (in million hectolitres)
Consolidated beer volume[2]	23,281	23,289	22,029	17,347	3,742	1,309	—	—	—	178,322	171,712	164,592
Attributable share of joint ventures and associates volume[2]	4,119	4,200	3,310	5,345	13,202	13,731	—	—	—	16,924	24,922	22,701
Group beer volume[2]	27,400	27,489	25,339	22,692	16,944	15,040	—	—	—	195,246	196,634	187,291

Current segment assets	939	959	854	757	913	91	(475)	(629)	(124)	5,475	5,525	4,694
Non-current segment assets	2,216	2,073	1,867	6,254	7,166	2	1,400	1,619	1,143	25,453	27,945	20,182
Investment in associates and joint ventures	238	281	272	476	534	536	109	82	57	1,883	1,950	1,764
Total segment assets	3,393	3,313	2,993	7,487	8,613	629	1,034	1,072	1,076	32,811	35,420	26,640
Unallocated assets										526	560	473
Total assets										33,337	35,980	27,127

Segment liabilities	853	760	653	449	513	36	319	238	508	7,461	8,051	7,091
Unallocated liabilities										13,520	15,124	9,887
Total equity										12,356	12,805	10,135
Total equity and liabilities										33,337	35,980	27,113

Purchase of P, P & E	461	395	202	142	20	—	50	48	14	1,369	1,170	800
Acquisition of goodwill	—	—	282	—	2,720	—	—	480	—	9	3,243	287
Purchases of intangible assets	2	2	—	5	—	—	28	24	16	77	78	56
Depreciation of P, P & E	(183)	(176)	(140)	(80)	(11)	—	(35)	(38)	(36)	(1,073)	(1,017)	(936)
(Impairment) and reversal of impairment of P, P & E	—	(8)	(3)	2	—	—	(1)	2	—	(16)	(44)	—
Amortisation intangible assets	(6)	(6)	(6)	(179)	(24)	—	(12)	(12)	(12)	(376)	(247)	(229)
(Impairment) and reversal of impairment of intangible assets	—	—	—	—	—	—	—	—	—	(116)	(7)	(3)

*	Restated for the revised IAS 19 and finalisation of the purchase price allocation for APB.
[1]	Includes other revenue of EUR375 million in 2013, EUR433 million in 2012 and EUR463 million in 2011.
[2]	For definition see ‘Glossary’. Note that these are both non-GAAP measures and therefore unaudited.

6. Acquisitions and disposals of subsidiaries and non-controlling interests

Accounting for the acquisition of APIPL/APB

The accounting for the acquisition of Asia Pacific Investment Pte. Ltd (‘APIPL’) and Asia Pacific Breweries Ltd (‘APB’) and their subsidiaries (together referred to as the ‘APIPL/APB acquisition’) has been finalised on 15 November 2013. Some adjustments were made to the provisional accounting for the APIPL/APB acquisition, resulting in a decrease in goodwill of EUR37 million. The adjustments mainly related to the revaluation of P, P & E based on additional information obtained about the facts and circumstances that existed at the acquisition date, which resulted in an increase in P, P & E of EUR52 million and an increase in trade and other payables of EUR10 million. Comparative information has been restated.

In 2012 the APIPL/APB financial figures were consolidated for 1.5 months from 15 November 2012 to year end. In 2013 the APIPL/APB financial figures have been consolidated for the full year.

Acquisitions of non-controlling interests

In 2013 HEINEKEN paid a total cash consideration of EUR156 million for the remaining APB shares outstanding in the market as at 31 December 2012. There were no other individually material acquisitions of non-controlling interests during 2013.

The value of non-controlling interests and equity impact (result of buy-out) are disclosed in the table below:

In millions of EUR	Consideration paid	Value of the non- controlling interest	Result buy-out
APB	156	65	91
Other	53	7	46

Disposals

Disposal of Oy Hartwall Ab (‘Hartwall’) in Finland

On 23 August 2013 HEINEKEN sold its 100 per cent stake in Oy Hartwall Ab in Finland to Danish Royal Unibrew A/S. A EUR6 million pre-tax book gain on the disposal was recorded in other income.

Disposal of our stake in Kazakhstan

On 8 January 2013 HEINEKEN sold its 28 per cent stake in Efes Kazakhstan JSC FE to the majority shareholder Efes Breweries International N.V. A EUR75 million pre-tax book gain on the disposal was recorded in other income.

Disposal of Jiangsu Dafuhao Breweries Co. Ltd

On 15 January 2013 HEINEKEN sold its 49 per cent stake in Jiangsu Dafuhao Breweries Co. Ltd, which was acquired in the APIPL/APB acquisition, to Nantong Fuhao Alcohol Co. Ltd.

Disposal of Pago International GmbH

On 15 February 2013 HEINEKEN sold its 100 per cent stake in Pago International GmbH to the Eckes-Granini Group. A pre-tax EUR17 million book gain on the disposal was recorded in other income.

Disposal of stake in Shanghai Asia Pacific Brewery Company

On 12 April 2013 HEINEKEN disposed Shanghai Asia Pacific Brewery Company by selling its shares in Heineken-APB (China) Pte. Ltd to Step Best Investments Ltd. Full ownership of these entities was acquired in the APIPL/APB acquisition.

The aggregated consideration received in cash amounted to EUR588 million. Assets sold in the transactions above that resulted in loss of control included cash and cash equivalents amounting to EUR37 million negative. The other categories of assets and liabilities other than cash and cash equivalents in the operations over which control was lost were as follows:

In millions of EUR	2013
Current assets	83
Non-current assets	541
Current liabilities	(165)
Non-current liabilities	(63)

7. Assets and liabilities (or disposal groups) classified as held for sale

The below assets and liabilities are classified as held for sale following the commitment of HEINEKEN to a plan to sell certain assets and liabilities. Efforts to sell these assets and liabilities have commenced and are expected to be completed during 2014.

Assets and liabilities classified as held for sale

In millions of EUR	2013	2012
Current assets	19	38
Non-current assets	18	86
Current liabilities	(10)	(36)
Non-current liabilities	(1)	(3)
	26	85

8. Other income

In millions of EUR	2013	2012	2011
Net gain/(loss) on sale of property, plant & equipment	87	22	35
Net gain/(loss) on sale of intangible assets	—	2	24
Net gain/(loss) on sale of subsidiaries, joint ventures and associates	139	1,486	5
	226	1,510	64

In addition to the results disclosed in note 6, HEINEKEN’s shareholding in joint venture Compania Cervecerias Unidas S.A.(CCU) reduced as a result of a share issuance. The corresponding gain amounted to EUR47 million and is included in other income. Other income in 2012 comprises the fair value gain of HEINEKEN’s previously held equity interest in APB amounting to EUR1,486 million.

9. Raw materials, consumables and services

In millions of EUR	2013	2012	2011
Raw materials	1,868	1,892	1,576
Non-returnable packaging	2,502	2,376	2,075
Goods for resale	1,551	1,616	1,498
Inventory movements	2	(85)	(8)
Marketing and selling expenses	2,418	2,250	2,186
Transport expenses	1,031	1,029	1,056
Energy and water	564	562	525
Repair and maintenance	482	458	417
Other expenses	1,768	1,751	1,641
	12,186	11,849	10,966

Other expenses mainly include rentals of EUR282 million (2012: EUR264 million, 2011:EUR241 million), consultant expenses of EUR166 million (2012: EUR191 million, 2011: EUR166 million), telecom and office automation of EUR183 million (2012: EUR179 million, 2011: EUR159 million) and travel expenses of EUR155 million (2012: EUR155 million, 2011: EUR137 million).

10. Personnel expenses

In millions of EUR	Note	2013	2012*	2011*
Wages and salaries		2,125	2,078	1,891
Compulsory social security contributions		346	352	333
Contributions to defined contribution plans		41	39	24
Expenses related to defined benefit plans	28	41	22	53
Expenses related to other long-term employee benefits		11	11	11
Equity-settled share-based payment plan	29	10	12	11
Other personnel expenses		534	517	512
		3,108	3,031	2,835

*	Restated for the revised IAS 19.

In other personnel expenses, restructuring costs are included for an amount of EUR80 million for the year 2013. These costs are primarily related to the restructuring of operations in the United Kingdom, France and Greece.

The average number of full-time equivalent (FTE) employees during the year was:

	2013	2012	2011
The Netherlands	4,054	4,053	3,991
Other Western Europe	13,924	14,410	14,749
Central and Eastern Europe	15,946	16,835	17,424
The Americas	23,951	25,035	23,906
Africa Middle East	14,062	14,604	11,396
Asia Pacific	8,996	1,254	279
Heineken N.V. and subsidiaries	80,933	76,191	71,745

11. Amortisation, depreciation and impairments

In millions of EUR	Note	2013	2012	2011
Property, plant & equipment	14	1,089	1,061	936
Intangible assets	15	492	254	232
Impairment on available-for-sale assets		—	1	—
		1,581	1,316	1,168

12. Net finance income and expense

Recognised in profit or loss

In millions of EUR	2013	2012*	2011*
Interest income	47	62	70
Interest expenses	(579)	(551)	(494)
Dividend income from available-for-sale investments	15	25	12
Net gain/(loss) on disposal of available-for-sale investments	—	192	1
Net change in fair value of derivatives	16	(7)	96
Net foreign exchange gain/(loss)	(31)	15	(107)
Unwinding discount on provisions	(5)	(7)	(7)
Interest on the net defined benefit obligation	(56)	(51)	(27)
Other net financial income/(expenses)	—	1	(2)
Other net finance income/(expenses)	(61)	168	(34)
Net finance income/(expenses)	(593)	(321)	(457)

*	Restated for the revised IAS 19.

The net gain on disposal of available-for-sale-investments for the year ended 31 December 2012 mainly related to the sale of our minority shareholding in Cervecería Nacional Dominicana S.A. in the Dominican Republic and to the revaluation of HEINEKEN’s existing interest in the acquisition of Brasserie d’Haiti.

13. Income tax expense

Recognised in profit or loss

In millions of EUR	2013	2012*	2011*
Current tax expense
Current year	740	639	502
Under/(over) provided in prior years	13	(6)	(26)
	753	633	476
Deferred tax expense
Origination and reversal of temporary differences	(173)	(100)	11
Previously unrecognised deductible temporary differences	—	(28)	(9)
Changes in tax rate	(32)	4	1
Utilisation/(benefit) of tax losses recognised	(13)	(6)	(19)
Under/(over) provided in prior years	(15)	12	(1)
	(233)	(118)	(17)
Total income tax expense in profit or loss	520	515	459

*	Restated for the revised IAS 19.

Reconciliation of the effective tax rate

In millions of EUR	2013	2012*	2011*
Profit before income tax	2,107	3,589	2,001
Share of net profit of associates and joint ventures and impairments thereof	(146)	(213)	(240)
Profit before income tax excluding share of profit of associates and joint ventures (including impairments thereof)	1,961	3,376	1,761

*	Restated for the revised IAS 19.

	%	2013	%*	2012*	%*	2011*
Income tax using the Company’s domestic tax rate	25.0	490	25.0	845	25.0	440
Effect of tax rates in foreign jurisdictions	4.1	79	1.9	63	3.5	62
Effect of non-deductible expenses	4.6	90	1.9	64	3.3	58
Effect of tax incentives and exempt income	(8.3)	(162)	(14.0)	(472)	(6.0)	(107)
Recognition of previously unrecognised temporary differences	—	—	(0.8)	(28)	(0.5)	(9)
Utilisation or recognition of previously unrecognised tax losses	(0.6)	(11)	(0.5)	(17)	(0.3)	(5)
Unrecognised current year tax losses	1.3	26	0.8	25	1.0	18
Effect of changes in tax rate	(1.6)	(32)	0.1	4	0.1	1
Withholding taxes	2.1	42	0.8	27	1.5	26
Under/(over) provided in prior years	(0.1)	(2)	0.2	6	(1.5)	(27)
Other reconciling items	—	—	(0.1)	(2)	0.1	2
	26.5	520	15.3	515	26.1	459

*	Restated for the revised IAS 19.

The higher reported tax rate in 2013 of 26.5 per cent (2012: 15.3 per cent, 2011: 26.1 per cent) can be mainly explained by the fact that in 2012 the revaluation of HEINEKEN’s PHEI in APIPL/APB was tax exempt.

Income tax recognised in other comprehensive income

In millions of EUR	Note	2013	2012*	2011*
Changes in fair value		10	(24)	—
Changes in hedging reserve		(2)	(18)	13
Changes in translation reserve		(43)	(22)	11
Other		(67)	113	10
	24	(102)	49	34

*	Restated for the revised IAS 19.

14. Property, plant and equipment

In millions of EUR	Note	Land and buildings*	Plant and equipment	Other fixed assets	Under construction	Total*
Cost
Balance as at 1 January 2012		4,870	6,277	4,052	332	15,531
Changes in consolidation		297	385	91	77	850
Purchases		38	105	365	662	1,170
Transfer of completed projects under construction and other		58	235	270	(540)	23
Transfer (to)/from assets classified as held for sale		(37)	(21)	(24)	—	(82)
Disposals		(19)	(81)	(284)	(1)	(385)
Effect of hyperinflation		1	4	1	—	6
Effect of movements in exchange rates		59	23	23	(4)	101
Balance as at 31 December 2012		5,267	6,927	4,494	526	17,214

Balance as at 1 January 2013		5,267	6,927	4,494	526	17,214
Changes in consolidation		(204)	(138)	(28)	12	(358)
Purchases		60	162	375	772	1,369
Transfer of completed projects under construction		77	288	202	(567)	—
Transfer (to)/from assets classified as held for sale		(24)	(25)	(5)	—	(54)
Disposals		(90)	(86)	(290)	—	(466)
Effect of hyperinflation		—	2	1	—	3
Effect of movements in exchange rates		(152)	(225)	(133)	(38)	(548)
Balance as at 31 December 2013		4,934	6,905	4,616	705	17,160

Depreciation and impairment losses

In millions of EUR	Note	Land and buildings*	Plant and equipment	Other fixed assets	Under construction	Total*
Balance as at 1 January 2012		(1,622)	(3,339)	(2,710)	—	(7,671)
Changes in consolidation		—	(2)	(1)	—	(3)
Depreciation charge for the year	11	(142)	(399)	(476)	—	(1,017)
Impairment losses	11	(10)	(36)	(19)	—	(65)
Reversal impairment losses	11	4	12	5	—	21
Transfer to/(from) assets classified as held for sale		26	15	20	—	61
Disposals		5	80	261	—	346
Effect of movements in exchange rates		(14)	(9)	(19)	—	(42)
Balance as at 31 December 2012		(1,753)	(3,678)	(2,939)	—	(8,370)

Balance as at 1 January 2013		(1,753)	(3,678)	(2,939)	—	(8,370)
Changes in consolidation		17	59	40	—	116
Depreciation charge for the year	11	(163)	(416)	(494)	—	(1,073)
Impairment losses	11	(3)	(15)	(5)	—	(23)
Reversal impairment losses	11	1	2	4	—	7
Transfer to/(from) assets classified as held for sale		7	16	3	—	26
Disposals		70	119	229	—	418
Effect of movements in exchange rates		35	86	72	—	193
Balance as at 31 December 2013		(1,789)	(3,827)	(3,090)	—	(8,706)

Carrying amount
As at 1 January 2012		3,248	2,938	1,342	332	7,860

As at 31 December 2012		3,514	3,249	1,555	526	8,844

As at 1 January 2013		3,514	3,249	1,555	526	8,844

As at 31 December 2013		3,145	3,078	1,526	705	8,454

*	Restated for the finalisation of the purchase price allocation for APB.

Impairment losses

In 2013 a total impairment loss of EUR23 million (2012: EUR65 million, 2011: EUR 8 million) was charged to profit or loss.

Financial lease assets

HEINEKEN leases P, P & E under a number of finance lease agreements. At 31 December 2013 the net carrying amount of leased P,P & E was EUR9 million (2012: EUR39 million). During the year, HEINEKEN acquired leased assets of EUR13 million (2012: EUR5 million).

Security to authorities

Certain P, P & E amounting to EUR122 million (2012: EUR142 million) has been pledged to the authorities in a number of countries as security for the payment of taxes, particularly import and excise duties on beers, non-alcoholic beverages and spirits. This mainly relates to Brazil (see note 34).

Property, plant and equipment under construction

P, P & E under construction mainly relates to expansion of the brewing capacity in various countries.

Capitalised borrowing costs

During 2013 borrowing costs amounting to EUR8 million have been capitalised (2012: EUR nil).

15. Intangible assets

In millions of EUR	Note	Goodwill*	Brands	Customer- related intangibles	Contract- based intangibles	Software, research and development and other	Total*
Cost
Balance as at 1 January 2012		7,809	2,272	1,228	162	378	11,849
Changes in consolidation		3,243	2,069	1,077	624	48	7,061
Purchased/internally developed		—	—	—	7	71	78
Disposals		(11)	—	(5)	(4)	—	(20)
Transfers to assets held for sale		—	—	—	—	(1)	(1)
Effect of movements in exchange rates		(1)	(9)	4	(9)	6	(9)
Balance as at 31 December 2012		11,040	4,332	2,304	780	502	18,958

Balance as at 1 January 2013		11,040	4,332	2,304	780	502	18,958
Changes in consolidation		(167)	(153)	(46)	(1)	(9)	(376)
Purchased/internally developed		—	—	—	(7)	84	77
Disposals		—	—	—	(4)	(38)	(42)
Transfers to assets held for sale		—	—	—	—	(1)	(1)
Effect of movements in exchange rates		(466)	(328)	(148)	(88)	(32)	(1,062)
Balance as at 31 December 2013		10,407	3,851	2,110	680	506	17,554

Amortisation and impairment losses
Balance as at 1 January 2012		(279)	(221)	(268)	(3)	(243)	(1,014)
Changes in consolidation		—	—	—	—	—	—
Amortisation charge for the year	11	—	(68)	(121)	(11)	(47)	(247)
Impairment losses	11	(7)	—	—	—	—	(7)
Disposals		—	—	—	—	—	—
Transfers to assets held for sale		—	—	—	—	1	1
Effect of movements in exchange rates		(11)	—	7	(9)	10	(3)
Balance as at 31 December 2012		(297)	(289)	(382)	(23)	(279)	(1,270)

Balance as at 1 January 2013		(297)	(289)	(382)	(23)	(279)	(1,270)
Changes in consolidation			22	27	—	7	56
Amortisation charge for the year	11	—	(101)	(176)	(62)	(37)	(376)
Impairment losses	11	(94)	(5)	—	—	(17)	(116)
Disposals		—	—	—	4	30	34
Transfers to assets held for sale		—	—	—	—	1	1
Effect of movements in exchange rates		—	14	20	10	7	51
Balance as at 31 December 2013		(391)	(359)	(511)	(71)	(288)	(1,620)

Carrying amount
As at 1 January 2012		7,530	2,051	960	159	135	10,835

As at 31 December 2012		10,743	4,043	1,922	757	223	17,688

As at 1 January 2013		10,743	4,043	1,922	757	223	17,688

As at 31 December 2013		10,016	3,492	1,599	609	218	15,934

*	Restated for the finalisation of the purchase price allocation for APB.

As at 31 December 2013 the carrying amount of our CGU in Russia has been reduced to its recoverable amount through recognition of a EUR94 million impairment loss against goodwill and EUR5 million against brands.

Brands, customer-related and contract-based intangibles

The main brands capitalised are the brands acquired in 2008: Scottish & Newcastle (Fosters and Strongbow), 2010: Cervecería Cuauhtémoc Moctezuma (Dos Equis, Tecate and Sol) and 2012: Asia Pacific Breweries (Tiger, Anchor and Bintang). The main customer-related and contract-based intangibles were acquired in 2010 and 2012 and relate to customer relationships with retailers in Mexico and Asia Pacific (constituting either by way of a contractual agreement or by way of non-contractual relations) and reacquired rights.

Impairment tests for cash-generating units containing goodwill

For the purpose of impairment testing, goodwill in respect of Western Europe, Central and Eastern Europe (excluding Russia), the Americas (excluding Brazil) and Asia Pacific is allocated and monitored by management on a regional basis. In respect of less integrated subsidiaries such as Russia, Brazil, and subsidiaries within Africa Middle East and Head Office and other, goodwill is allocated and monitored by management on an individual country basis.

The carrying amounts of goodwill allocated to each CGU are as follows:

In millions of EUR	2013	2012*
Western Europe	3,246	3,428
Central and Eastern Europe (excluding Russia)	1,419	1,445
Russia	—	106
The Americas (excluding Brazil)	1,707	1,778
Brazil	82	99
Africa Middle East (aggregated)	482	507
Asia Pacific	2,364	2,637
Head Office and other (aggregated)	716	743
	10,016	10,743

*	Restated for the finalisation of the purchase price allocation for APB.

Throughout the year total goodwill mainly decreased due to the disposal of Hartwall, an impairment loss recognised in our CGU Russia and net foreign currency differences.

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

•	The beer price growth per year after the first three-year period is assumed to be at specific per country expected annual long-term inflation, based on external sources.

•	Cash flows after the first ten-year period were extrapolated using a perpetual growth rate equal to the expected annual long-term inflation, in order to calculate the terminal recoverable amount.

•	A per CGU-specific pre-tax Weighted Average Cost of Capital (WACC) was applied in determining the recoverable amount of the units.

The values assigned to the key assumptions used for the value in use calculations are as follows:

In per cent	Pre- tax WACC	Expected annual long- term inflation 2017-2023	Expected volume growth rates 2017-2023
Western Europe	9.6	2.0	-0.5
Central and Eastern Europe (excluding Russia)	11.7	2.3	0.5
Russia	14.1	4.1	1.0
The Americas (excluding Brazil)	12.0	3.2	1.7
Brazil	15.5	4.5	0.9
Africa Middle East	14.8-22.7	3.2-10.7	1.8-7.7
Asia Pacific	13.3	4.9	3.9
Head Office and other	11.2-13.0	2.1-3.8	2.2-2.6

The impact of excise duty increases and other recent adverse regulatory changes has resulted in the deterioration of the beer market outlook in Russia, whilst also limiting HEINEKEN’s commercial freedom in the country. Consequently, a goodwill impairment of EUR94 million before tax has been recognised in 2013.The recoverable amount is based on the value in use.

Sensitivity to changes in assumptions

The outcome of a sensitivity analysis of 100 basis points adverse change in key assumptions (lower growth rates or higher discount rates respectively) did not result in a material different outcome of the impairment test.

16. Investments in associates and joint ventures

HEINEKEN has interests in a number of individually insignificant joint ventures and associates.

HEINEKEN holds a 75 per cent equity interest in Sedibeng Brewery Pty Ltd, but based on the contractual arrangements HEINEKEN has joint control. As a result this investment is equity accounted for.

Summarised financial information for equity accounted joint ventures and associates

The following table includes, in aggregate, the carrying amount and HEINEKEN’s share of profit and OCI of joint ventures and associates:

In millions of EUR	Joint ventures 2013	Joint ventures 2012	Associates 2013	Associates 2012
Carrying amount of interests	1,814	1,883	69	67
Share of:
Profit or loss from continuing operations	130	179	16	34
Other comprehensive income	5	(1)	—	—
	135	178	16	34

Reporting date

The reporting date of the financial statements of HEINEKEN joint ventures and associates, used in applying the equity method, is the same as for the Company except for:

•	Heineken Lion Australia Pty which has a 30 September reporting date;

•	Cerveceria Costa Rica S.A. which has a 30 September reporting date;

•	United Breweries Limited which has a 31 March reporting date;

•	Guinness Ghana Breweries Ltd which has a 30 June reporting date.

This is due to historical reasons or local statutory requirements. The results of Cerveceria Costa Rica S.A., Guinness Ghana Breweries Ltd and United Breweries Limited have been adjusted to include numbers for the full financial year ended 31 December 2013.

17. Other investments and receivables

In millions of EUR	Note	2013	2012
Non-current other investments
Loans to customers	32	203	368
Indemnification receivable	32	113	136
Other receivables	32	128	148
Held-to-maturity investments	32	4	4
Available-for-sale investments	32	247	327
Non-current derivatives	32	67	116
		762	1,099

Current other investments
Investments held for trading	32	11	11
		11	11

Effective interest rates on loans to customers range from 6 to 12 per cent.

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

The main available-for-sale investments are S.A. Des Brasseries du Cameroun, Desnoes & Geddes Ltd and Sabeco Ltd. As far as these investments are listed they are measured at their quoted market price. For others multiples are used. Debt securities (which are interest-bearing) with a carrying amount of EUR14 million (2012: EUR21 million) are included in available-for-sale investments.

Sensitivity analysis – equity price risk

As at 31 December 2013 an amount of EUR134 million (2012: EUR193 million) of available-for-sale investments and investments held for trading is listed on stock exchanges. An increase or decrease of 1 per cent in the share price at the reporting date would not result in a material impact on HEINEKEN’s financial position.

18. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

In millions of EUR		Assets		Liabilities		Net
	2013	2012*	2013	2012*	2013	2012*
Property, plant & equipment	119	136	(655)	(756)	(536)	(620)
Intangible assets	84	75	(1,318)	(1,610)	(1,234)	(1,535)
Investments	128	134	(9)	(12)	119	122
Inventories	19	20	—	(7)	19	13
Loans and borrowings	1	2	—	—	1	2
Employee benefits*	317	385	(2)	(2)	315	383
Provisions	113	125	(12)	(17)	101	108
Other items	261	242	(202)	(195)	59	47
Tax losses carry forward	220	238	—	—	220	238
Tax assets/(liabilities)	1,262	1,357	(2,198)	(2,599)	(936)	(1,242)
Set-off of tax	(754)	(807)	754	807	—	—
Net tax assets/(liabilities)	508	550	(1,444)	(1,792)	(936)	(1,242)

*	Restated for the revised IAS 19 and finalisation of the purchase price allocation for APB.

Of the total net deferred tax assets of EUR508 million at 31 December 2013 (2012: EUR550 million *), EUR280 million (2012: EUR287 million*) is recognised in respect of subsidiaries in various countries where losses have been incurred in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilise these deferred tax assets.

Tax losses carry forward

HEINEKEN has tax losses carry forward for an amount of EUR1,906 million as at 31 December 2013 (2012: EUR2,011 million), which expire in the following years:

In millions of EUR	2013	2012
2013	—	11
2014	16	17
2015	33	32
2016	28	29
2017	29	27
2018	23	—
After 2018 respectively 2017 but not unlimited	330	292
Unlimited	1,447	1,603
	1,906	2,011
Recognised as deferred tax assets gross	(978)	(989)
Unrecognised	928	1,022

The unrecognised losses relate to entities for which it is not probable that taxable profit will be available to offset these losses. The majority of the unrecognised losses was acquired as part of the beer operations of FEMSA in 2010.

Movement in deferred tax balances during the year

In millions of EUR	Balance 1 January 2012*	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2012*
Property, plant & equipment	(497)	(66)	(5)	(54)	—	2	(620)
Intangible assets	(682)	(923)	6	59	—	5	(1,535)
Investments	85	(4)	4	37	(2)	2	122
Inventories	11	(18)	1	22	—	(3)	13
Loans and borrowings	3	—	(2)	—	—	1	2
Employee benefits*	250	6	6	12	113	(4)	383
Provisions	151	(9)	3	(34)	—	(3)	108
Other items	8	9	(9)	70	(40)	9	47
Tax losses carry forward	237	1	4	6	—	(10)	238
Net tax assets/(liabilities)	(434)	(1,004)	8	118	71	(1)	(1,242)

*	Restated for the revised IAS 19 and finalisation of the purchase price allocation for APB.

In millions of EUR	Balance 1 January 2013	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2013
Property, plant & equipment	(620)	19	29	30	3	3	(536)
Intangible assets	(1,535)	43	127	129	—	2	(1,234)
Investments	122	—	(6)	1	2	—	119
Inventories	13	2	—	4	—	—	19
Loans and borrowings	2	—	—	—	—	(1)	1
Employee benefits	383	—	(6)	(6)	(70)	14	315
Provisions	108	(5)	(1)	(1)	—	—	101
Other items	47	(9)	(44)	79	6	(20)	59
Tax losses carry forward	238	—	(10)	(3)	—	(5)	220
Net tax assets/(liabilities)	(1,242)	50	89	233	(59)	(7)	(936)

19. Inventories

In millions of EUR	2013	2012
Raw materials	271	320
Work in progress	176	176
Finished products	388	407
Goods for resale	218	207
Non-returnable packaging	171	191
Other inventories and spare parts	288	295
	1,512	1,596

During 2013 and 2012 no write-down of inventories to net realisable value was made.

20. Trade and other receivables

In millions of EUR	Note	2013	2012
Trade receivables due from associates and joint ventures		22	27
Trade receivables		1,804	1,944
Other receivables		556	529
Derivatives		45	37
	32	2,427	2,537

A net impairment loss of EUR34 million (2012: EUR38 million) in respect of trade and other receivables was included in expenses for raw materials, consumables and services.

21. Cash and cash equivalents

In millions of EUR	Note	2013	2012
Cash and cash equivalents	32	1,290	1,037
Bank overdrafts	25	(178)	(191)
Cash and cash equivalents in the statement of cash flows		1,112	846

22. Capital and reserves

Share capital

As at 31 December 2013 the issued share capital comprised 576,002,613 ordinary shares (2012: 576,002,613). The ordinary shares have a par value of EUR1.60. All issued shares are fully paid. The share capital as at 31 December 2013 amounted to EUR922 million (2012: EUR922 million).

The Company’s authorised capital amounts to EUR2.5 billion, comprising of 1,562,500,000 shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. In respect of the Company’s shares that are held by HEINEKEN (see next page), rights are suspended.

Share premium

As at 31 December 2013 the share premium amounted to EUR2,701 million (2012: EUR2,701 million).

Translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of foreign operations of HEINEKEN (excluding amounts attributable to non-controlling interests) as well as value changes of the hedging instruments in the net investment hedges. HEINEKEN considers this a legal reserve.

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

Reserve for own shares

The reserve for the Company’s own shares comprises the cost of the Company’s shares held by HEINEKEN. As at 31 December 2013, HEINEKEN held 1,010,213 of the Company’s shares (2012: 891,561).

LTV

During the period of 1 January through 31 December 2013 HEINEKEN acquired 375,000 shares for delivery against LTV and other share based payment plans.

Dividends

The following dividends were declared and paid by HEINEKEN:

In millions of EUR	2013	2012
Final dividend previous year EUR0.56, respectively EUR0.53 per qualifying ordinary share	323	305
Interim dividend current year EUR0.36, respectively EUR0.33 per qualifying ordinary share	207	189
Total dividend declared and paid	530	494

The Heineken N.V. dividend policy is to pay-out a ratio of 30 per cent to 35 per cent of full-year net profit (beia).The interim dividend is fixed at 40 per cent of the total dividend of the previous year.

After the balance sheet date the Executive Board proposed the following dividends. The dividends, taking into account the interim dividends declared and paid, have not been provided for.

In millions of EUR	2013	2012
Per qualifying ordinary share EUR0.89 (2012: EUR0.89)	512	512

Non-controlling interests

The non-controlling interests (NCI) relate to minority stakes held by third parties in HEINEKEN consolidated subsidiaries. The total non-controlling interest as at 31 December 2013 amounted to EUR954 million (2012: EUR1,071 million). Decrease of the NCI is mostly due to the purchase in 2013 of the remaining APIPL/APB shares in the open market as at 31 December 2012, see note 6. All non-controlling interests are individually immaterial for HEINEKEN.

23. Earnings per share

Basic earnings per share

The calculation of basic earnings per share as at 31 December 2013 is based on the profit attributable to ordinary shareholders of the Company (net profit) of EUR1,364 million (2012: EUR2,914 million, 2011: EUR1,412 million*) and a weighted average number of ordinary shares – basic outstanding during the year ended 31 December 2013 of 575,062,357 (2012: 575,022,338, 2011: 585,100,381). Basic earnings per share for the year amounted to EUR2.37 (2012: EUR5.07*, 2011: EUR2.41*).*).

Diluted earnings per share

The calculation of diluted earnings per share as at 31 December 2013 is based on the profit attributable to ordinary shareholders of the Company (net profit) of EUR1,364 million (2012: EUR2,914 million, 2011: EUR1,412 million*) and a weighted average number of ordinary shares – basic outstanding after adjustment for the effects of all dilutive potential ordinary shares of 576,002,613 (2012: 576,002,613, 2011: 586,277,702). Diluted earnings per share for the year amounted to EUR2.37 (2012: EUR5.06*, 2011: EUR2.41*).

*	Restated for the revised IAS 19.

Weighted average number of shares – basic and diluted

	2013	2012	2011
Number of shares basic 1 January	576,002,613	576,002,613	576,002,613
Effect of own shares held	(940,256)	(980,275)	(1,177,321)
Effect of undelivered ASDI shares	—	—	10,275,089
Weighted average number of basic shares for the year	575,062,357	575,022,338	585,100,381
Effect of own shares held	940,256	980,275	1,177,321
Weighted average number of diluted shares for the year	576,002,613	576,002,613	586,277,207

ASDI

The Alloted Share Delivery Instrument (ASDI) represents HEINEKEN’s obligation to deliver shares to FEMSA, either through issuance and/or purchasing of its own shares in the open market, which was concluded in 2011. EPS in 2011 was impacted by ASDI as in the formula calculating EPS the net profit is divided by the weighted average number of ordinary shares. In this weighted average number of ordinary shares, the weighted average of outstanding ASDI is included. This means that the ASDI has led to a lower basic EPS until all shares had been repurchased in 2011.

24. Income tax on other comprehensive income

In millions of EUR	2013			2012*			2011*
	Amount before tax	Tax	Amount net of tax	Amount before tax	Tax	Amount net of tax	Amount before tax	Tax	Amount net of tax
Other comprehensive income
Actuarial gains and losses	263	(66)	197	(517)	113	(404)	(85)	10	(75)
Currency translation differences	(1,244)	(38)	(1,282)	59	(20)	39	(504)	11	(493)
Recycling of currency translation differences to profit or loss	1	—	1	—	—	—	—	—	—
Effective portion of net investment hedges	18	(5)	13	8	(2)	6	—	—	—
Effective portion of changes in fair value of cash flow hedges	17	(1)	16	16	(2)	14	(31)	10	(21)
Effective portion of cash flow hedges transferred to profit or loss	(3)	(1)	(4)	57	(16)	41	(14)	3	(11)
Net change in fair value available-for-sale investments	(63)	10	(53)	203	(68)	135	71	—	71
Net change in fair value available-for-sale investments transferred to profit or loss	—	—	—	(192)	44	(148)	(1)	—	(1)
Share of other comprehensive income of associates/joint ventures	6	(1)	5	(1)	—	(1)	(5)	—	(5)
Total other comprehensive income	(1,005)	(102)	(1,107)	(367)	49	(318)	(569)	34	(535)

*	Restated for the revised IAS 19.

25. Loans and borrowings

This note provides information about the contractual terms of HEINEKEN’s interest-bearing loans and borrowings. For more information about HEINEKEN’s exposure to interest rate risk and foreign currency risk, see note 32.

Non-current liabilities

In millions of EUR	Note	2013	2012
Secured bank loans		16	28
Unsecured bank loans		422	1,221
Unsecured bond issues		8,083	8,206
Finance lease liabilities	26	5	22
Other non-current interest-bearing liabilities		1,271	1,828
Non-current interest-bearing liabilities		9,797	11,305
Non-current derivatives		47	111
Non-current non-interest-bearing liabilities		9	21
Non-current liabilities		9,853	11,437

Current interest-bearing liabilities

In millions of EUR	Note	2013	2012
Current portion of secured bank loans		12	13
Current portion of unsecured bank loans		261	740
Current portion of unsecured bonds issued		904	600
Current portion of finance lease liabilities	26	4	16
Current portion of other non-current interest-bearing liabilities		471	12
Total current portion of non-current interest-bearing liabilities		1,652	1,381
Deposits from third parties (mainly employee loans)		543	482
		2,195	1,863
Bank overdrafts	21	178	191
Current interest-bearing liabilities		2,373	2,054

Net interest-bearing debt position

In millions of EUR	Note	2013	2012
Non-current interest-bearing liabilities		9,797	11,305
Current portion of non-current interest-bearing liabilities		1,652	1,381
Deposits from third parties (mainly employee loans)		543	482
		11,992	13,168
Bank overdrafts	21	178	191
		12,170	13,359
Cash, cash equivalents and current other investments		(1,302)	(1,048)
Net interest-bearing debt position		10,868	12,311

Non-current liabilities

In millions of EUR	Secured bank loans	Unsecured bank loans	Unsecured bond issues	Finance lease liabilities	Other non-current interest-bearing liabilities	Non-current derivatives	Non-current non-interest- bearing liabilities	Total
Balance as at 1 January 2013	28	1,221	8,206	22	1,828	111	21	11,437
Consolidation changes	—	(9)	(1)	(9)	8	—	(1)	(12)
Effect of movements in exchange rates	—	(12)	—	—	(59)	26	(5)	(50)
Transfers to current liabilities	(9)	(404)	(990)	(8)	(455)	(116)	(3)	(1,985)
Charge to/(from) equity i/r derivatives	—	(24)	(10)	—	(15)	7	—	(42)
Proceeds	1	214	1,259	—	56	—	—	1,530
Repayments	(4)	(578)	(231)	—	(55)	—	(2)	(870)
Other	—	14	(150)	—	(37)	19	(1)	(155)
Balance as at 31 December 2013	16	422	8,083	5	1,271	47	9	9,853

Terms and debt repayment schedule

Terms and conditions of outstanding non-current and current loans and borrowings were as follows:

In millions of EUR	Category	Currency	Nominal interest rate %	Repayment	Carrying amount 2013	Face value 2013	Carrying amount 2012	Face value 2012
Secured bank loans	Bank Facilities	GBP	1.8	2016	9	9	13	13
Secured bank loans	Various	various	various	various	19	19	28	28
Unsecured bank loans	Bank Facilities	USD	0.7	2013	—	—	30	30
Unsecured bank loans	Bank Facilities	MXN	4.9	2013	—	—	36	36
Unsecured bank loans	Bank Facilities	PLN	3.2	2014	46	46	81	81
Unsecured bank loans	Bank Facility	EUR	5.1	2016	207	207	207	207
Unsecured bank loans	Bank Facilities	NGN	13.0	2013-2016	110	110	276	276
Unsecured bank loans	German Schuldschein notes	EUR	1.0-6.0	2013	—	—	102	102
Unsecured bank loans	German Schuldschein notes	EUR	1.0-6.0	2014	202	206	207	207
Unsecured bank loans	German Schuldschein notes	EUR	1.0-6.2	2016	111	111	111	111
Unsecured bank loans	2008 Syndicated Bank Facility	EUR	0.8	2013	—	—	198	200
Unsecured bank loans	2008 Syndicated Bank Facility	GBP	1.2	2013	—	—	291	294
Unsecured bank loans	2011 Syndicated Bank Facility	GBP	0.9	2017	—	—	196	196
Unsecured bank loans	2011 Syndicated Bank Facility	EUR	0.6	2017	—	—	180	180
Unsecured bank loans	Various	various	various	various	7	7	45	45
Unsecured bond	Eurobond on Luxembourg Stock Exchange	EUR	5.0	2013	—	—	600	600
Unsecured bond	Issue under EMTN programme	EUR	7.1	2014	906	906	1,001	1,000
Unsecured bond	Issue under EMTN programme	GBP	7.3	2015	479	480	488	490
Unsecured bond	Issue under EMTN programme	SGD	2.7	2015	41	43	—	—
Unsecured bond	Issue under EMTN programme	EUR	4.6	2016	399	400	398	400
Unsecured bond	Issue under EMTN programme	SGD	2.3	2017	57	57	—	—
Unsecured bond	Issue under EMTN programme	EUR	1.3	2018	99	100	—	—
Unsecured bond	Issue under EMTN programme	SGD	2.2	2018	54	55	—	—
Unsecured bond	Issue under EMTN programme	EUR	0.7	2018	60	60	—	—
Unsecured bond	Issue under EMTN programme	EUR	2.5	2019	843	850	841	850
Unsecured bond	Issue under EMTN programme	EUR	2.1	2020	995	1,000	995	1,000
Unsecured bond	Issue under EMTN programme	EUR	2.0	2021	496	500	—	—
Unsecured bond	Issue under EMTN programme	EUR	3.5	2024	496	500	496	500
Unsecured bond	Issue under EMTN programme	EUR	2.9	2025	741	750	740	750
Unsecured bond	Issue under EMTN programme	EUR	3.3	2033	179	180	—	—
Unsecured bond	Issue under EMTN programme	EUR	2.6	2033	90	100	—	—

In millions of EUR	Category	Currency	Nominal interest rate %	Repayment	Carrying amount 2013	Face value 2013	Carrying amount 2012	Face value 2012
Unsecured bond	Issue under EMTN programme	EUR	3.5	2043	75	75	—	—
Unsecured bond	Issue under APB MTN programme	SGD	3.0-4.0	2014-2020	75	75	220	220
Unsecured bond	Issue under 144A/RegS	USD	0.8	2015	361	363	377	379
Unsecured bond	Issue under 144A/RegS	USD	1.4	2017	901	906	941	947
Unsecured bond	Issue under 144A/RegS	USD	3.4	2022	539	543	563	568
Unsecured bond	Issue under 144A/RegS	USD	2.8	2023	720	725	753	758
Unsecured bond	Issue under 144A/RegS	USD	4.0	2042	353	363	369	379
Unsecured bond issues	n/a	various	various	various	28	28	24	24
Other interest- bearing liabilities	2002 S&N US private placement	USD	5.6	2014	452	435	491	455
Other interest- bearing liabilities	2005 S&N US private placement	USD	5.4	2015	229	218	248	227
Other interest- bearing liabilities	2008 US private placement	USD	5.9	2015	38	38	40	40
Other interest- bearing liabilities	2011 US private placement	USD	2.8	2017	65	65	68	69
Other interest- bearing liabilities	2008 US private placement	GBP	7.3	2016	30	30	31	31
Other interest- bearing liabilities	2010 US private placement	USD	4.6	2018	526	526	548	549
Other interest- bearing liabilities	2008 US private placement	USD	6.3	2018	282	282	295	296
Other interest- bearing liabilities	Various	various	various	various	120	120	120	120
Deposits from third parties	n/a	various	various	various	543	543	482	482
Finance lease liabilities	n/a	various	various	various	9	9	38	38
					11,992	12,040	13,168	13,178

Financing headroom

As at 31 December 2013 no amounts were drawn on the existing revolving credit facility of EUR2 billion. This revolving credit facility matures in 2018.

The committed financing headroom1 including cash balances available at Group level was approximately EUR2.7 billion as at 31 December 2013.

Incurrence covenant

HEINEKEN has an incurrence covenant in some of its financing facilities. This incurrence covenant is calculated by dividing net debt (calculated in accordance with the consolidation method of the 2007 Annual Accounts) by EBITDA (beia) (also calculated in accordance with the consolidation method of the 2007 Annual Accounts and including the pro-forma full-year EBITDA of any acquisitions made in 2013). As at 31 December 2013 this ratio was 2.5 (2012: 2.8, 2011: 2.1). If the ratio would be beyond a level of 3.5, the incurrence covenant would prevent us from conducting further significant debt financed acquisitions.

[1]	Non-GAAP measure

26. Finance lease liabilities

Finance lease liabilities are payable as follows:

	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
In millions of EUR	2013	2013	2013	2012	2012	2012
Less than one year	4	—	4	16	—	16
Between one and five years	5	—	5	21	(1)	20
More than five years	—	—	—	2	—	2
	9	—	9	39	(1)	38

The decrease in the finance lease liabilities mainly relates to the disposal of our Hartwall operations in Finland.

27. Non-GAAP measures

In the internal management reports HEINEKEN measures its performance primarily based on EBIT and EBIT (beia), these are non-GAAP measures not calculated in accordance with IFRS. A similar non-GAAP adjustment can be made to the IFRS profit or loss as defined in IAS 1 paragraph 7 being the total of income less expense. Exceptional items are defined as items of income and expense of such size, nature or incidence, that in the view of management their disclosure is relevant to explain the performance of HEINEKEN for the period. The table below presents the relationship with IFRS measures, the results from operating activities and Net profit and HEINEKEN non-GAAP measures being EBIT, EBIT (beia), Consolidated operating profit (beia), Group operating profit (beia) and Net profit (beia) for the financial year 2013.

In millions of EUR	2013[1]	2012*[1]	2011*[1]
Results from operating activities	2,554	3,697	2,218
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	146	213	240
EBIT	2,700	3,910	2,458
Exceptional items and amortisation of acquisition related intangible assets included in EBIT	391	(992)	242
EBIT (beia)	3,091	2,918	2,700
Share of profit of associates and joint ventures and impairments thereof (beia) (net of income tax)	(150)	(252)	(247)
Consolidated operating profit (beia)	2,941	2,666	2,453
Attributable share of operating profit from joint ventures and associates and impairments thereof	251	440	395
Group operating profit (beia)	3,192	3,106	2,848
Profit attributable to equity holders of the Company (net profit)	1,364	2,914	1,412
Exceptional items and amortisation of acquisition related intangible assets included in EBIT	391	(992)	242
Exceptional items included in finance costs	(11)	(206)	(14)
Exceptional items included in income tax expense	(151)	(55)	(74)
Exceptional items included in non-controlling interest	(8)	—	—
Net profit (beia)	1,585	1,661	1,566

*	Restated for the revised IAS 19.
[1]	Unaudited

The 2013 exceptional items included in EBIT contain the amortisation of acquisition related intangibles for EUR329 million (2012: EUR198 million, 2011: EUR170 million), the impairment of intangible assets and P, P & E in Russia for EUR102 million, the gain on sale of our Kazakhstan operations of EUR75 million and restructuring expenses in Europe of EUR99 million (2012: EUR97 million). The remainder of EUR64 million primarily relates to the dilution gain as a result of the share issuance by our joint venture Compania Cervecerias Unidas S.A. of EUR47 million.

The exceptional items in income tax expense include the tax impact on amortisation of acquisition related intangible assets of EUR84 million (2012: EUR53 million, 2011: EUR47 million), the tax impact on other exceptional items included in EBIT and finance cost of EUR21 million (2012: EUR2 million, 2011: EUR27 million) and the remeasurement of a deferred tax position due to a tax rate change amounting to EUR46 million (2012: nil, 2011: nil).

EBIT and EBIT (beia) are not financial measures calculated in accordance with IFRS. The presentation on these financial measures may not be comparable to similarly titled measures reported by other companies due to differences in the ways the measures are calculated.

28. Employee benefits

In millions of EUR	2013	2012*
Present value of unfunded defined benefit obligations	306	253
Present value of funded defined benefit obligations	7,368	7,591
Total present value of defined benefit obligations	7,674	7,844
Fair value of defined benefit plan assets	(6,553)	(6,401)
Present value of net obligations	1,121	1,443
Asset ceiling items	2	1
Recognised liability for defined benefit obligations	1,123	1,444
Other long-term employee benefits	79	131
	1,202	1,575

*	Restated for the revised IAS 19.

HEINEKEN makes contributions to defined benefit plans that provide pension benefits for employees upon retirement in a number of countries. The defined benefit plans in the Netherlands and the UK combined cover 87.5 per cent of the total defined benefit plan assets (2012: 87.4 per cent), 82.5 per cent of the present value of the defined benefit obligations (2012: 82.1 per cent*) and 53.0 per cent of the present value of net obligations (2012: 58.5 per cent*) as at 31 December 2013.

HEINEKEN provides employees in the Netherlands with an average pay pension plan, whereby indexation of accrued benefits is conditional on the funded status of the pension fund. HEINEKEN’s UK plan (Scottish & Newcastle pension plan) was closed for future accrual in July 2010 and the liabilities thus relate to past service before plan closure.

In 2013, HEINEKEN’s cash contribution to the Dutch pension plan was at the maximum contribution level agreed with the Board of the Pension Fund. The same level will be paid in 2014.

For the UK plan, based on the triennial review finalised in early 2013, HEINEKEN has agreed a 10-year funding plan including base company contributions of GBP21 million per year, with a further company contribution of between GBP15 million and GBP40 million per year, contingent on the funding level of the pension fund. As at 31 December 2013 the IAS 19 (revised) present value of the net obligations of the Scottish & Newcastle pension plan represents a GBP306 million (EUR367 million) deficit. No additional liability has to be recognised as the net present value of the minimum funding requirement does not exceed the net obligation.

Other countries where HEINEKEN offers a defined benefit plan to employees are: Austria, Belgium, Greece, Ireland (closed for majority of employees in 2012), Mexico, Nigeria (closed for majority of employees in 2007), Portugal, Spain and Switzerland.

The vast majority of benefit payments are from pension funds that are held in trusts (or equivalent), however, there is a small portion where HEINEKEN meets the benefit payment obligation as it falls due. Plan assets held in trusts are governed by Trustee Boards composed of HEINEKEN representatives and independent and/or member representation, in accordance with local regulations and practice in each country. The relationship and division of responsibility between HEINEKEN and the Trustee Board (or equivalent) including investment decisions and contribution schedules is carried out in accordance with the plan’s regulations.

In other countries the pension plans are defined contribution plans and/or similar arrangements for employees.

Other long-term employee benefits mainly relate to long-term bonus plans, termination benefits, medical plans and jubilee benefits.

Movement in net defined benefit obligation

The movement in the defined benefit obligation over the year is as follows:

		Present value of defined benefit obligations		Fair value of defined benefit plan assets		Present value of net obligations
In millions of EUR	Note	2013	2012*	2013	2012*	2013	2012*
Balance as at 1 January		7,844	6,843	(6,401)	(5,860)	1,443	983
Included in profit or loss
Current service cost		80	60	—	—	80	60
Past service cost/(credit)		(42)	(43)	—	—	(42)	(43)
Administration expense		—	—	3	3	3	3
Expense recognised in personnel expenses	10	38	17	3	3	41	20
Interest expense/(income)	12	288	330	(232)	(277)	56	53
		326	347	(229)	(274)	97	73
Included in OCI
Remeasurement loss/(gain):
Actuarial loss/(gain) arising from
Demographic assumptions		16	116	—	—	16	116
Financial assumptions		(167)	907	—	—	(167)	907
Experience adjustments		(6)	(170)	—	—	(6)	(170)
Return on plan assets excluding interest income		—	—	(106)	(336)	(106)	(336)
Effect of movements in exchange rates		(100)	99	76	(73)	(24)	26
		(257)	952	(30)	(409)	(287)	543
Other
Changes in consolidation and reclassification		48	(1)	5	1	53	—
Contributions paid:
By the employer		—	—	(185)	(156)	(185)	(156)
By the plan participants		26	26	(26)	(26)	—	—
Benefits paid		(313)	(323)	313	323	—	—
		(239)	(298)	107	142	(132)	(156)
Balance as at 31 December		7,674	7,844	(6,553)	(6,401)	1,121	1,443

*	Restated for the revised IAS 19.

The defined benefit plan in the Netherlands was amended to reflect changes in legal requirements. From 1 January 2014 the target retirement age went up from 65 to 67 and the maximum build up rate was changed to the maximum rate allowed under the law of 2.15 per cent. As a result, the defined benefit obligation in the Dutch plan decreased by EUR30 million. A corresponding past service credit was recognised in profit or loss during 2013.

In Mexico, a curtailment gain was recognised as a result of a reduction in number of employees covered by the plan following a restructuring.

Defined benefit plan assets

	2013			2012
In millions of EUR	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Equity instruments:
Europe	706	—	706	616	—	616
Northern America	257	—	257	268	—	268
Japan	197	—	197	169	—	169
Asia other	152	—	152	209	—	209
Other	242	—	242	190	—	190
	1,554	—	1,554	1,452	—	1,452
Debt instruments:
Corporate bonds - investment grade	2,109			1,903
Corporate bonds - non-investment grade	31			28
	2,140	20	2,160	1,931	16	1,947

Derivatives	423	2	425	210	6	216
Properties and real estate	233	214	447	213	222	435
Cash and cash equivalents	103	12	115	236	24	260
Investment funds	1,397	228	1,625	1,673	166	1,839
Other plan assets	184	43	227	197	55	252
	2,340	499	2,839	2,529	473	3,002
Balance as at 31 December	6,034	519	6,553	5,912	489	6,401

The primary goal of the Heineken pension funds is to monitor the mix of debt and equity securities in its investment portfolio based on market expectations. Material investments within the portfolio are managed on an individual basis. Through its defined benefit pension plans, HEINEKEN is exposed to a number of risks, the most significant which are detailed below:

•	Asset volatility

The plan liabilities are calculated using a discount rate set with reference to corporate bond yields. If plan assets underperform this yield, this will create a deficit. Both the Netherlands and the UK plans hold a significant proportion of equities, which are expected to outperform corporate bonds in the long-term, while providing volatility and risk in the short-term.

In the Netherlands, an Asset-Liability Matching (ALM) study is performed at least on a triennial basis. The ALM study is the basis for the strategic investment policies and the (long-term) strategic investment mix. This resulted in a strategic asset mix comprising 35 per cent equity securities, 40 per cent bonds, 10 per cent property and real estate and 15 per cent other investments. The objective is to hedge currency risk on the dollar, yen and sterling for 50 per cent in the strategic investment mix.

In the UK, an Asset-Liability Matching study is performed at least on a triennial basis. The ALM study is the basis for the strategic investment policies and the (long-term) strategic investment mix. This resulted in a strategic asset mix comprising 29 per cent equity securities (including synthetic exposure from derivatives), 35 per cent bonds (including synthetic exposure from derivatives), 5 per cent property and real estate and 31 per cent other investments. The objective is to hedge currency risk on developed non-GBP equity market exposures for 70 per cent, with USD currency risk on other investments hedged 100 per cent in the strategic investment mix.

•	Interest rate risk

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

In the Netherlands, interest rate risk is partly managed through fixed income investments. These investments match the liabilities for 23.4 per cent. In the UK, interest rate risk is partly managed through the use of a mixture of fixed income investments and interest rate swap instruments. These investments and instruments match the liabilities for 29.2 per cent.

•	Inflation risk

Some of the pension obligations are linked to inflation. Higher inflation will lead to higher liabilities, although, in most cases, caps on the level of inflationary increases are in place to protect the plan against extreme inflation. The majority of the plan assets are either unaffected by or loosely correlated with inflation, meaning that an increase in inflation will increase the deficit.

HEINEKEN provides employees in the Netherlands with an average pay pension plan, whereby indexation of accrued benefits is conditional on the funded status of the pension fund. In the UK, inflation sensitivity is based on capped Consumer Price Inflation for deferred members and capped Retail Price Inflation for pensions in payment.

•	Life expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities. This is particularly significant in the UK plan, where inflation linked increases result in higher sensitivity to changes in life expectancy.

Principal actuarial assumptions as at the balance sheet date

Based on the significance of the Dutch and UK pension plans compared to the other plans, the table below only includes the major actuarial assumptions for those two plans as at 31 December:

	The Netherlands		UK**
In per cent	2013	2012*	2013	2012*
Discount rate as at 31 December	3.6	3.0	4.6	4.4
Future salary increases	2.0	2.0	—	—
Future pension increases	1.4	1.0	3.2	2.9
Medical cost trend rate	—	—	—	—

*	Restated for the revised IAS 19.
**	The UK plan closed for future accrual leading to certain assumptions being equal to zero.

For the other defined benefit plans the following actuarial assumptions apply at 31 December:

	Other Western, Central and Eastern Europe		The Americas		Africa Middle East
In per cent	2013	2012*	2013	2012*	2013	2012*
Discount rate as at 31 December	2.4-3.6	2.0-3.2	7.6	6.7	14.0	14.0
Future salary increases	1.0-3.5	1.0-3.5	3.9	3.8	9.2	10.8
Future pension increases	1.0-1.8	1.0-2.5	2.9	2.8	2.0	—
Medical cost trend rate	3.4-4.5	3.4-4.5	5.1	5.1	7.5	10.0

*	Restated for the revised IAS 19.

Assumptions regarding future mortality rates are based on published statistics and mortality tables. For the Netherlands the rates are obtained from the ‘AG-Prognosetafel 2012-2062’, fully generational. Correction factors from TowersWatson are applied on these. For the UK the rates are obtained from the Continuous Mortality Investigation 2011 projection model.

The weighted average duration of the defined benefit obligation at the end of the reporting period is 17 years.

HEINEKEN expects the 2014 contributions to be paid for the defined benefit plans to be in line with 2013.

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

31 December 2013	Present value of defined benefit obligation
In millions of EUR	Increase in assumption	Decrease in assumption
Discount rate (0.5% movement)	(560)	636
Future salary growth (0.25% movement)	14	(22)
Future pension growth (0.25% movement)	236	(225)
Medical cost trend rate (0.5% movement)	4	(3)
Life expectancy (1 year)	231	(236)

Although the analysis does not take account of the full distribution of cash flows expected under the plan, it does provide an approximation of the sensitivity of the assumptions shown.

29. Share-based payments – Long-Term Variable Award

As from 1 January 2005 HEINEKEN established a performance-based share plan (Long-Term Variable award; LTV) for the Executive Board. As from 1 January 2006 a similar plan was established for senior management. Under this LTV plan share rights are conditionally awarded to incumbents on an annual basis since 2010. The vesting of these rights is subject to the performance of Heineken N.V. on specific internal performance conditions and continued service over a three year period.

The performance conditions for LTV 2011-2013, LTV 2012-2014 and LTV 2013-2015 are the same for the Executive Board and senior management and comprise solely of internal financial measures, being Organic Gross Profit beia growth, Organic EBIT beia growth, Earnings Per Share (EPS) beia growth and Free Operating Cash Flow. For these plans, 100 per cent of the awarded share rights vest at target performance. At threshold performance, 50 per cent of the awarded share rights vest. At maximum performance 200 per cent of the awarded share rights vest for the Executive Board as well as senior managers contracted by the US, Mexico and Brazil, and 175 per cent vest for all other senior managers.

The performance period for the aforementioned plans are:

LTV	Performance period start	Performance period end
2011 – 2013	1 January 2011	31 December 2013
2012 – 2014	1 January 2012	31 December 2014
2013 – 2015	1 January 2013	31 December 2015

The vesting date for the Executive Board is within five business days, and for senior management the latest of 1 April and 20 business days after the publication of the annual results of 2013, 2014 and 2015 respectively.

As HEINEKEN will withhold the tax related to vesting on behalf of the individual employees, the number of Heineken N.V. shares to be received by the Executive Board and senior management will be a net number.

The annual share rights granted to the Executive Board and senior management are as follows:

Grant date/employees entitled	Number*	Based on share price
Share rights granted to Executive Board in 2011	65,072	36.69
Share rights granted to senior management in 2011	730,090	36.69
Share rights granted to Executive Board in 2012	66,746	35.77
Share rights granted to senior management in 2012	703,382	35.77
Share rights granted to Executive Board in 2013	50,278	50.47
Share rights granted to senior management in 2013	560,863	50.47

*	The number of shares is based on target performance.

The impact of the economic downturn on the pre-2014 performance has rendered the long-term variable awards over the performance periods 2012-2014 and 2013-2015 ineffective for post-2013 performance. Therefore, the effectiveness of these awards has been restored as stretching performance incentives for the years 2014-2015, by recalibrating the performance conditions for these plans. This has been done for the entire senior management population upon discretion by the Executive Board, and for the Executive Board upon discretion by the Supervisory Board. The performance conditions of the 2011-2013 plan were not recalibrated.

There was no incremental fair value of the underlying equity instruments granted. However due to the adjustment of the performance conditions the expected vesting of the outstanding awards has been revised accordingly. The fair value impact has been determined in accordance with the accounting policy for share based payments (Note 3k (v)).

As per existing agreements since 2005, LTV awards to the Executive Board fully vest upon retirement. Per decision by the Supervisory Board in 2013 it has been agreed for J.F.M.L. van Boxmeer that resignation will qualify as retirement for LTV awards over performance period 2013-2015 and beyond. This agreement is forfeited in case of dismissal by the Company for an urgent reason within the meaning of the law (‘dringende reden’), or in case of dismissal for cause (‘gegronde reden’) whereby the cause for dismissal concerns unsatisfactory functioning.

Based on internal performance it is expected that approximately 219,464 shares of the LTV 2011-2013 will vest in 2014 for senior management and Executive Board.

The number, as corrected for the expected performance for the various awards, and weighted average share price per share under the LTV of senior management and Executive Board are as follows:

	Weighted average share price 2013	Number of share rights 2013	Weighted average share price 2012	Number of share rights 2012
Outstanding as at 1 January	35.42	1,357,826	29.14	1,546,514
Granted during the year	50.47	611,141	35.77	770,128
Forfeited during the year	40.52	(120,014)	35.44	(99,391)
Vested during the year	33.27	(331,768)	21.90	(615,967)
Performance adjustment	—	(230,823)	—	(243,458)
Outstanding as at 31 December	42.41	1,286,362	35.42	1,357,826

Under the extraordinary share plans for senior management 36,750 shares were granted and 9,942 (gross) shares vested. These extraordinary grants only have a service condition and vest between 1 and 5 years. The expenses relating to these expected additional grants are recognised in profit or loss during the vesting period. Expenses recognised in 2013 are EUR1.1 million (2012: EUR1.1 million, 2011: EUR0.4 million).

Matching shares, extraordinary shares and retention share awards granted to the Executive Board only are disclosed in note 35.

Personnel expenses

In millions of EUR	Note	2013	2012	2011
Share rights granted in 2010		—	5	5
Share rights granted in 2011		(3)	2	1
Share rights granted in 2012		5	5	5
Share rights granted in 2013		8	—	—
Total expense recognised as personnel expenses	10	10	12	11

30. Provisions

In millions of EUR	Note	Restructuring	Onerous contracts*	Other	Total*
Balance as at 1 January 2013		138	36	374	548
Changes in consolidation	6	(1)	—	(1)	(2)
Provisions made during the year		80	9	51	140
Provisions used during the year		(41)	(11)	(21)	(73)
Provisions reversed during the year		(12)	(1)	(34)	(47)
Effect of movements in exchange rates		—	(1)	(31)	(32)
Unwinding of discounts		—	—	4	4
Balance as at 31 December 2013		164	32	342	538

Non-current		75	22	270	367
Current		89	10	72	171

*	Restated for the finalisation of the purchase price allocation for APB.

Restructuring

The provision for restructuring of EUR164 million as at 31 December 2013 mainly relates to restructuring programmes in Spain and the UK.

Other provisions

Included are, amongst others, surety and guarantees provided EUR25 million (2012: EUR23 million) and litigation and claims EUR168 million (2012: EUR202 million).

31. Trade and other payables

In millions of EUR	Note	2013	2012*
Trade payables		2,140	2,244
Returnable packaging deposits		507	512
Taxation and social security contributions		804	764
Dividend		36	47
Interest		188	204
Derivatives		149	53
Other payables		260	299
Accruals and deferred income		1,047	1,162
	32	5,131	5,285

*	Restated for the finalisation of the purchase price allocation for APB.

32. Financial risk management and financial instruments

Overview

HEINEKEN has exposure to the following risks from its use of financial instruments, as they arise in the normal course of HEINEKEN’s business:

•	Credit risk

•	Liquidity risk

•	Market risk.

This note presents information about HEINEKEN’s exposure to each of the above risks, and it summarises HEINEKEN’s policies and processes that are in place for measuring and managing risk, including those related to capital management. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Executive Board, under the supervision of the Supervisory Board, has overall responsibility and sets rules for HEINEKEN’s risk management and control systems. They are reviewed regularly to reflect changes in market conditions and HEINEKEN’s activities. The Executive Board oversees the adequacy and functioning of the entire system of risk management and internal control, assisted by Group departments.

The Global Treasury function focuses primarily on the management of financial risk and financial resources. Some of the risk management strategies include the use of derivatives, primarily in the form of spot and forward exchange contracts and interest rate swaps, but options can be used as well. It is HEINEKEN policy that no speculative transactions are entered into.

Credit risk

Credit risk is the risk of financial loss to HEINEKEN if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from HEINEKEN’s receivables from customers and investment securities.

Following the economic crisis, HEINEKEN placed particular focus on strengthening credit management and a Global Credit Policy was implemented. All local operations are required to comply with the principles contained within the Global policy and develop local credit management procedures accordingly. We annually review compliance with these procedures and continuous focus is placed on ensuring that adequate controls are in place to mitigate any identified risks in respect of both customer and supplier risk.

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

Guarantees

HEINEKEN’s policy is to avoid issuing guarantees where possible unless this leads to substantial benefits for HEINEKEN. In cases where HEINEKEN does provide guarantees, such as to banks for loans (to third parties), HEINEKEN aims to receive security from the third party.

Heineken N.V. has issued a joint and several liability statement to the provisions of Section 403, Part 9, Book 2 of the Dutch Civil Code with respect to legal entities established in the Netherlands.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

In millions of EUR	Note	2013	2012
Loans to customers	17	203	368
Indemnification receivable	17	113	136
Other long-term receivables	17	128	148
Held-to-maturity investments	17	4	4
Available-for-sale investments	17	247	327
Non-current derivatives	17	67	116
Investments held for trading	17	11	11
Trade and other receivables, excluding current derivatives	20	2,382	2,500
Current derivatives	20	45	37
Cash and cash equivalents	21	1,290	1,037
		4,490	4,684

The maximum exposure to credit risk for trade and other receivables (excluding current derivatives) at the reporting date by geographic region was:

In millions of EUR	2013	2012
Western Europe	956	978
Central and Eastern Europe	466	502
The Americas	428	225
Africa Middle East	237	448
Asia Pacific	178	214
Head Office/eliminations	117	133
	2,382	2,500

Impairment losses

The ageing of trade and other receivables (excluding current derivatives) at the reporting date was:

In millions of EUR	Gross 2013	Impairment 2013	Gross 2012	Impairment 2012
Not past due	2,016	(83)	2,052	(49)
Past due 0 – 30 days	281	(15)	323	(14)
Past due 31 – 120 days	191	(33)	213	(67)
More than 120 days	312	(287)	373	(331)
	2,800	(418)	2,961	(461)

The movement in the allowance for impairment in respect of trade and other receivables (excluding current derivatives) during the year was as follows:

In millions of EUR	2013	2012
Balance as at 1 January	461	478
Changes in consolidation	(3)	1
Impairment loss recognised	66	104
Allowance used	(66)	(60)
Allowance released	(32)	(66)
Effect of movements in exchange rates	(8)	4
Balance as at 31 December	418	461

The movement in the allowance for impairment in respect of loans during the year was as follows:

In millions of EUR	2013	2012
Balance as at 1 January	158	170
Changes in consolidation	3	—
Impairment loss recognised	—	38
Allowance used	5	—
Allowance released	(14)	(53)
Effect of movements in exchange rates	(2)	3
Balance as at 31 December	150	158

Impairment losses recognised for trade and other receivables (excluding current derivatives) and loans are part of the other non-cash items in the consolidated statement of cash flows.

The net release in the allowance of EUR14 million (2012: EUR15 million) in respect of loans and the income statement impact of EUR34 million (2012: EUR38 million) in respect of trade receivables (excluding current derivatives) were included in expenses for raw materials, consumables and services.

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

Recent times have proven the credit markets situation could be such that it is difficult to generate capital to finance long-term growth of HEINEKEN . Although currently the situation is more stable, HEINEKEN has a clear focus on ensuring sufficient access to capital markets to finance long-term growth and to refinance maturing debt obligations. Financing strategies are under continuous evaluation. In addition, HEINEKEN focuses on a further fine-tuning of the maturity profile of its long-term debts with its forecasted operating cash flows. Strong cost and cash management and controls over investment proposals are in place to ensure effective and efficient allocation of financial resources.

Contractual maturities

The following are the contractual maturities of non-derivative financial liabilities and derivative financial assets and liabilities, including interest payments and excluding the impact of netting agreements:

In millions of EUR	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	2013 More than 5 years
Financial liabilities
Interest-bearing liabilities	(12,170)	(16,212)	(4,340)	(1,477)	(3,691)	(6,704)
Non-interest-bearing liabilities	(9)	(9)	(2)	(2)	(2)	(3)
Trade and other payables, excluding interest, dividends and derivatives	(4,752)	(4,752)	(4,752)	—	—	—
Derivative financial assets and (liabilities)
Interest rate swaps used for hedge accounting, net	(86)	(32)	(84)	40	12	—
Forward exchange contracts used for hedge accounting, net	35	36	34	2	—	—
Commodity derivatives used for hedge accounting, net	(26)	(26)	(24)	(2)	—	—
Derivatives not used for hedge accounting, net	(7)	(7)	(7)	—	—	—
	(17,015)	(21,002)	(9,175)	(1,439)	(3,681)	(6,707)

The total carrying amount and contractual cash flows of derivatives are included in trade and other receivables (note 20), other investments (note 17) and trade and other payables (note 31) and non-current non-interest bearing liabilities (note 25).

In millions of EUR	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	2012 More than 5 years
Financial liabilities
Interest-bearing liabilities	(13,360)	(15,900)	(2,683)	(2,277)	(4,192)	(6,748)
Non-interest-bearing liabilities	(21)	(47)	(8)	(22)	(13)	(4)
Trade and other payables, excluding interest, dividends and derivatives	(4,969)	(4,969)	(4,969)	—	—	—
Derivative financial assets and (liabilities)
Interest rate swaps used for hedge accounting, net	12	46	33	(114)	85	42
Forward exchange contracts used for hedge accounting, net	10	7	4	3	—	—
Commodity derivatives used for hedge accounting, net	(22)	(21)	(20)	(1)	—	—
Derivatives not used for hedge accounting, net	(11)	(17)	(16)	(1)	—	—
	(18,361)	(20,901)	(7,659)	(2,412)	(4,120)	(6,710)

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

In millions	EUR	GBP	2013 USD	EUR	GBP	2012 USD
Financial Assets
Trade and other receivables	15	—	37	12	—	10
Cash and cash equivalents	90	—	158	72	—	92
Intragroup assets	12	461	4,556	10	455	4,788
Financial Liabilities
Interest bearing borrowings	(12)	(855)	(6,183)	(6)	(858)	(6,285)
Non-interest-bearing liabilities	(13)	—	(3)	(1)	—	(61)
Trade and other payables	(105)	(1)	(124)	(74)	—	(33)
Intragroup liabilities	(414)	(3)	(282)	(298)	—	(715)
Gross balance sheet exposure	(427)	(398)	(1,841)	(285)	(403)	(2,204)
Estimated forecast sales next year	167	—	1,408	71	10	1,476
Estimated forecast purchases next year	(1,559)	(10)	(1,533)	(780)	(1)	(1,360)
Gross exposure	(1,819)	(408)	(1,966)	(994)	(394)	(2,088)
Net notional amount forward exchange contracts	(373)	397	1,533	(507)	483	1,216
Net exposure	(2,192)	(11)	(433)	(1,501)	89	(872)
Sensitivity analysis
Equity	9	—	15	11	7	36
Profit or loss	(1)	—	(6)	—	(1)	(3)

Included in the US dollar amounts are intra-HEINEKEN cash flows. Within the net notional amount forward exchange contracts, the cross-currency interest rate swaps of Heineken UK form the largest component.

Sensitivity analysis

A 10 per cent strengthening of the euro against the British pound and US dollar or, in case of the euro, a strengthening of the euro against all other currencies as at 31 December would have impacted the value of financial assets and liabilities recorded on Balance sheet and would have therefore increased (decreased) equity and profit by the amounts shown above. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis as for 2012.

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

Swap maturity follows the maturity of the related loans and borrowings which have swap rates for the fixed leg ranging from 3.6 to 7.3 per cent (2012: from 1.0 to 8.1 per cent).

Interest rate risk – Profile

At the reporting date the interest rate profile of HEINEKEN’s interest-bearing financial instruments was as follows:

In millions of EUR	2013	2012
Fixed rate instruments
Financial assets	96	97
Financial liabilities	(11,017)	(11,133)
Net interest rate swaps	471	(9)
	(10,450)	(11,045)

Variable rate instruments
Financial assets	1,488	1,430
Financial liabilities	(1,153)	(2,054)
Net interest rate swaps	(471)	9
	(136)	(615)

Fair value sensitivity analysis for fixed rate instruments

HEINEKEN applies hedge accounting on certain fixed rate financial liabilities. The fair value movements on these liabilities and hedge accounting instruments are recognised in profit or loss. The change in fair value on these liabilities was EUR58 million negative in 2013 (2012: EUR30 million negative), which was offset by the change in fair value of the hedge accounting instruments, which was EUR46 million (2012: EUR18 million).

A change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below (after tax).

In millions of EUR	100 bp increase	Profit or loss 100 bp decrease	100 bp increase	Equity 100 bp decrease
31 December 2013
Instruments designated at fair value	5	(5)	5	(5)
Interest rate swaps	(4)	4	(3)	3
Fair value sensitivity (net)	1	(1)	2	(2)

31 December 2012
Instruments designated at fair value	11	(11)	20	(20)
Interest rate swaps	(6)	6	(9)	9
Fair value sensitivity (net)	5	(5)	11	(11)

As part of the acquisition of Scottish & Newcastle in 2008, HEINEKEN took over a portfolio of euro floating-to-fixed interest rate swaps of which currently EUR300 million is still outstanding. Although interest rate risk is hedged economically, it is not possible to apply hedge accounting on this portfolio. A movement in interest rates will therefore lead to a fair value movement in the profit or loss under the other net financing income/(expenses). Any related non-cash income or expenses in our profit or loss are expected to reverse over time.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates constantly applied during the reporting period would have increased (decreased) equity and profit or loss by the amounts shown below (after tax). This analysis assumes that all other variables, in particular foreign currency rates remain constant and excludes any possible change in fair value of derivatives at period-end because of a change in interest rates. The analysis is performed on the same basis as for 2012.

In millions of EUR	100 bp increase	Profit or loss 100 bp decrease	100 bp increase	Equity 100 bp decrease
31 December 2013
Variable rate instruments	3	(3)	3	(3)
Net interest rate swaps	(4)	4	(4)	4
Cash flow sensitivity (net)	(1)	1	(1)	1

31 December 2012
Variable rate instruments	(4)	4	(4)	4
Net interest rate swaps	—	—	—	—
Cash flow sensitivity (net)	(4)	4	(4)	4

Commodity price risk

Commodity price risk is the risk that changes in commodity prices will affect HEINEKEN’s income. The objective of commodity price risk management is to manage and control commodity risk exposures within acceptable parameters, whilst optimising the return on risk. The main commodity exposure relates to the purchase of cans, glass bottles, malt and utilities. Commodity price risk is in principle addressed by negotiating fixed prices in supplier contracts with various contract durations. So far, commodity hedging with financial counterparties by the Company is limited to the incidental sale of surplus CO2 emission rights, aluminium hedging and to a limited extent gas hedging, which are done in accordance with risk policies. HEINEKEN does not enter into commodity contracts other than to meet HEINEKEN’s expected usage and sale requirements. As at 31 December 2013, the market value of commodity swaps was EUR26 million negative (2012: EUR22 million negative).

Cash flow hedges

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges, are expected to occur.

In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	2013 More than 5 years
Interest rate swaps:
Assets	63	1,607	79	561	967	—
Liabilities	(45)	(1,543)	(79)	(509)	(955)	—
Forward exchange contracts:
Assets	39	643	530	113	—	—
Liabilities	(4)	(607)	(496)	(111)	—	—
Commodity derivatives:
Assets	—	—	—	—	—	—
Liabilities	(26)	(26)	(24)	(2)	—	—
	27	74	10	52	12	—

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

In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	2013 More than 5 years
Interest rate swaps:
Assets	—	547	325	222	—	—
Liabilities	(104)	(642)	(408)	(234)	—	—
Forward exchange contracts:
Assets	—	—	—	—	—	—
Liabilities	—	—	—	—	—	—
	(104)	(95)	(83)	(12)	—	—

In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	2012 More than 5 years
Interest rate swaps:
Assets	19	780	48	492	240	—
Liabilities	(77)	(849)	(6)	(609)	(234)	—
Forward exchange contracts:
Assets	—	181	181	—	—	—
Liabilities	(2)	(183)	(183)	—	—	—
	(60)	(71)	40	(117)	6	—

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

HEINEKEN is not subject to externally imposed capital requirements other than the legal reserves explained in note 22. Shares are purchased to meet the requirements of the share-based payment awards as further explained in note 29.

Fair values

The fair values of financial assets and liabilities that differ from the carrying amounts shown in the statement of financial position are as follows:

In millions of EUR	Carrying amount 2013	Fair value 2013	Carrying amount 2012	Fair value 2012
Bank loans	(711)	(711)	(2,002)	(2,002)
Unsecured bond issues	(8,987)	(8,951)	(8,806)	(9,126)
Finance lease liabilities	(9)	(9)	(38)	(38)
Other interest-bearing liabilities	(1,742)	(1,742)	(1,840)	(1,840)

Basis for determining fair values

The significant methods and assumptions used in estimating the fair values of financial instruments reflected in the table above are discussed in note 4.

Fair value hierarchy

The tables below present the financial instruments accounted for at fair value by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2)

•	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

31 December 2013	Level 1	Level 2	Level 3
Available-for-sale investments	134	68	45
Non-current derivative assets	—	67	—
Current derivative assets	—	45	—
Investments held for trading	11	—	—
	145	180	45

Non-current derivative liabilities	—	(47)	—
Current derivative liabilities	—	(149)	—
	—	(196)	—

31 December 2012	Level 1	Level 2	Level 3
Available-for-sale investments	131	62	134
Non-current derivative assets	—	116	—
Current derivative assets	—	37	—
Investments held for trading	11	—	—
	142	215	134

Non-current derivative liabilities	—	111	—
Current derivative liabilities	—	53	—
	—	164	—

There were no transfers between level 1 and level 2 of the fair value hierarchy during the period ended 31 December 2013.

Level 2

HEINEKEN determines level 2 fair values for over-the-counter securities based on broker quotes. The fair values of simple over-the-counter derivative financial instruments are determined by using valuation techniques. These valuation techniques maximise the use of observable market data where available.

The fair value of derivatives is calculated as the present value of the estimated future cash flows based on observable interest yield curves, basis spread and foreign exchange rates. These calculations are tested for reasonableness by comparing the outcome of the internal valuation with the valuation received from the counterparty. Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of HEINEKEN and counterparty when appropriate.

Level 3

Details of the determination of level 3 fair value measurements as at 31 December are set out below

In millions of EUR	2013	2012
Available-for-sale investments based on level 3
Balance as at 1 January	134	183
Fair value adjustments recognised in other comprehensive income	8	1
Disposals	(1)	(50)
Transfers	(96)	—
Balance as at 31 December	45	134

The fair values for the level 3 available for sale investments are based on the financial performance of the investments and the market multiples of comparable equity securities.

33. Off-balance sheet commitments

In millions of EUR	Total 2013	Less than 1 year	1-5 years	More than 5 years	Total 2012
Lease & operational lease commitments	701	191	330	180	618
Property, plant & equipment ordered	160	124	36	—	136
Raw materials purchase contracts	4,526	1,731	2,119	676	3,806
Other off-balance sheet obligations	2,279	569	1,307	403	2,139
Off-balance sheet obligations	7,666	2,615	3,792	1,259	6,699

Undrawn committed bank facilities	2,397	49	2,348	—	1,832

HEINEKEN leases buildings, cars and equipment in the ordinary course of business.

Raw material contracts include long-term purchase contracts with suppliers in which prices are fixed or will be agreed based upon predefined price formulas. These contracts mainly relate to malt, bottles and cans.

During the year ended 31 December 2013 EUR282 million (2012: EUR265 million, 2011: EUR241 million) was recognised as an expense in profit or loss in respect of operating leases and rent.

Other off-balance sheet obligations mainly include distribution, rental, service and sponsorship contracts.

Committed bank facilities are credit facilities on which a commitment fee is paid as compensation for the bank’s requirement to reserve capital. The bank is legally obliged to provide the facility under the terms and conditions of the agreement.

34. Contingencies

Brazil

As part of the acquisition of the beer operations of FEMSA in 2010, HEINEKEN inherited existing legal proceedings with labour unions, tax authorities and other parties of its, now wholly-owned, subsidiaries Cervejarias Kaiser Brasil and Cervejarias Kaiser Nordeste (jointly, Heineken Brasil). The proceedings have arisen in the ordinary course of business and are common to the current economic and legal environment of Brazil. The proceedings have partly been provided for, see note 30. The contingent amount being claimed against Heineken Brasil resulting from such proceedings as at 31 December 2013 is EUR564 million. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against Heineken Brasil. However, HEINEKEN believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations. HEINEKEN does not expect any significant liability to arise from these contingencies. A significant part of the aforementioned contingencies (EUR308 million) is tax related and qualifies for indemnification by FEMSA, see note 17.

As is customary in Brazil, Heineken Brasil has been requested by the tax authorities to collateralise tax contingencies currently in litigation amounting to EUR296 million by either pledging fixed assets or entering into available lines of credit which cover such contingencies.

Guarantees

In millions of EUR	Total 2013	Less than 1 year	1-5 years	More than 5 years	Total 2012
Guarantees to banks for loans (to third parties)	280	191	72	17	300
Other guarantees	423	122	258	43	358
Guarantees	703	313	330	60	658

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

Key management remuneration

In millions of EUR	2013	2012	2011
Executive Board	10.0	6.8	7.5
Supervisory Board	0.9	0.9	0.9
Total	10.9	7.7	8.4

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

As at 31 December 2013, J.F.M.L. van Boxmeer held 97,829 Company shares and D.R. Hooft Graafland 49,962. (2012: J.F.M.L. van Boxmeer 48,641 and D.R. Hooft Graafland 25,109 shares). D.R. Hooft Graafland held 3,052 shares of Heineken Holding N.V. as at 31 December 2013 (2012: 3,052 shares).

	2013
In thousands of EUR	J.F.M.L. van Boxmeer	D.R. Hooft Graafland	Total
Fixed Salary	1,150	650	1,800
Short-Term Variable Pay	1,127	455	1,582
Matching Share Entitlement[1]	564	228	792
Long-Term Variable award[2]	475	227	702
APB Bonus and Retention	3,039	1,300	4,339
Pension Plan	470	277	747
Total[3]	6,825	3,137	9,962

	2012
In thousands of EUR	J.F.M.L. van Boxmeer	D.R. Hooft Graafland	Total
Fixed Salary	1,050	650	1,700
Short-Term Variable Pay	1,361	602	1,963
Matching Share Entitlement[1]	681	301	982
Long-Term Variable award[2]	912	477	1,389
APB Bonus and Retention	—	—	—
Pension Plan	496	318	814
Total[3]	4,500	2,348	6,848

	2011
In thousands of EUR	J.F.M.L. van Boxmeer	D.R. Hooft Graafland	Total
Fixed Salary	1,050	650	1,700
Short-Term Variable Pay	1,764	780	2,544
Matching Share Entitlement[1]	882	390	1,272
Long-Term Variable award[2]	669	355	1,024
APB Bonus and Retention	—	—	—
Pension Plan	590	399	989
Total	4,955	2,574	7,529

[1]

The matching share entitlement for 2011 is based on 2011 performance. The matching share entitlement for 2012 is based on 2012 performance. The matching share entitlement for 2013 is based on 2013 performance. The granted matching shares vest immediately and as such EUR792 (in thousands) was recognised in the 2013 income statement (2012: EUR982 thousand, 2011: EUR1,272 thousand).

[2]	The remuneration reported as part of LTV is based on IFRS accounting policies and does not reflect the value of vested performance shares.
[3]

The Dutch government has introduced an additional tax levy of 16 per cent over 2012 and 2013 taxable income above EUR150 thousand, as a liability for the employer. This tax levy related to remuneration over 2013 for the Executive Board is EUR1,529 (in thousands) and is not included in the tables above (2012: EUR754 thousand).

To recognise the excellent achievements of the CEO and CFO in the successful acquisition of Asia Pacific Breweries Limited, the CEO and CFO were rewarded with an extraordinary share award to the value of their 2012 base salary plus short-term variable pay opportunity at target level, amounting to EUR2.52 million for the CEO (45,893 shares gross) and EUR1.3 million for the CFO (23,675 shares gross). The share awards were granted against the closing share price of 54.91 net of taxes (i.e. after deduction of withholding tax due on the full gross award). In accordance with best practice provision II.2.5 of the Dutch Corporate Governance Code, the awarded Heineken N.V. shares will remain blocked for a period of five years, also in case of resignation during that period. Clawback provisions apply to these awards.

To foster the intended re-appointment of the CEO and to ensure the CEO is retained for HEINEKEN for a number of years ahead, the Supervisory Board decided to grant a retention share award to the CEO. This retention share award was granted immediately after the close of the 2013 Annual General Meeting, to the value of EUR1.5 million (27,317 shares gross), against the closing share price of that day. After two years the share award will vest and will be converted into Heineken N.V. shares, provided the CEO is still in service at that time. After vesting, a three year holding restriction will apply to these shares also in case of resignation during that period, to align with shareholder interests.

This retention share award will be forfeited in case of dismissal by the Company for an urgent reason within the meaning of the law (‘dringende reden’), or in case of dismissal for cause (‘gegronde reden’) whereby the cause for dismissal concerns unsatisfactory functioning of the CEO. In addition, revision and clawback provisions apply to this award.

Supervisory Board

The individual members of the Supervisory Board received the following remuneration:

In thousands of EUR	2013	2012	2011
G.J. Wijers**	133	52	—
C.J.A. van Lede***	51	160	160
J.A. Fernández Carbajal	85	85	85
M. Das	85	85	85
M.R. de Carvalho	135	135	135
J.M. Hessels*	—	23	75
J.M. de Jong	80	80	80
A.M. Fentener van Vlissingen	83	80	80
M.E. Minnick	77	70	70
V.C.O.B.J. Navarre	72	75	75
J.G. Astaburuaga Sanjinés	75	75	75
H. Scheffers****	51	—	—
Total	927	920	920

*	Stepped down as at 19 April 2012
**	Appointed as at 19 April 2012, appointed as chairman at 25 April 2013
***	Stepped down as at 25 April 2013
****	Appointed as at 25 April 2013

M.R. de Carvalho held 100,008 shares of Heineken N.V. as at 31 December 2013 (2012: 8 shares ). As at 31 December 2013 and 2012, the Supervisory Board members did not hold any of the Company’s bonds or option rights. M.R. de Carvalho held 100,008 ordinary shares of Heineken Holding N.V. as at 31 December 2013 (2012: C.J.A. van Lede 2,656 and M.R. de Carvalho 8 ordinary shares).

Other related party transactions

	Transaction value			Balance outstanding as at 31 December
In millions of EUR	2013	2012	2011	2013	2012	2011
Sale of products, services and royalties
To associates and joint ventures	70	107	98	26	31	35
To FEMSA	699	649	572	129	114	77
	769	756	670	155	145	112

Raw materials, consumables and services
Goods for resale – joint ventures	—	—	2	—	—	—
Other expenses – joint ventures	—	—	—	—	—	—
Other expenses FEMSA	142	175	128	25	27	13
	142	175	130	25	27	13

Heineken Holding N.V.

In 2013, an amount of EUR757,719 (2012: EUR694,065, 2011: EUR586,942) was paid to Heineken Holding N.V. for management services for HEINEKEN.

This payment is based on an agreement of 1977 as amended in 2001, providing that Heineken N.V. reimburses Heineken Holding N.V. for its costs. Best practice provision III.6.4 of the Dutch Corporate Governance Code of 10 December 2008 has been observed in this regard.

FEMSA

As consideration for HEINEKEN’s acquisition of the beer operations of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA). FEMSA, became a major shareholder of Heineken N.V. Therefore, several existing contracts between FEMSA and former FEMSA-owned companies acquired by HEINEKEN have become related-party contracts. The total revenue amount related to these related-party relationships amounted to EUR672 million.

36. HEINEKEN entities

Control of HEINEKEN

The shares and options of the Company are traded on Euronext Amsterdam, where the Company is included in the main AEX index. Heineken Holding N.V. Amsterdam has an interest of 50.005 per cent in the issued capital of the Company. The financial statements of the Company are included in the consolidated financial statements of Heineken Holding N.V.

A declaration of joint and several liability pursuant to the provisions of Section 403, Part 9, Book 2, of the Dutch Civil Code has been issued with respect to legal entities established in the Netherlands. The list of the legal entities for which the declaration has been issued is disclosed in the Heineken N.V. stand-alone financial statements.

Pursuant to the provisions of Article 17 (1) of the Republic of Ireland Companies (Amendment) Act 1986, the Company issued irrevocable guarantees in respect of the financial year from 1 January 2013 up to and including 31 December 2013 in respect of the liabilities referred to in Article 5(c)(ii) of the Republic of Ireland Companies (Amendment) Act 1986 of the wholly owned subsidiary companies Heineken Ireland Limited, Heineken Ireland Sales Limited, West Cork Bottling Limited, Western Beverages Limited, Beamish & Crawford Limited and Nash Beverages Limited.

Significant subsidiaries

Set out below are HEINEKEN’s significant subsidiaries at 31 December 2013. The subsidiaries as listed below are held by the Company and the proportion of ownership interests held equals to the proportion of the voting rights held by HEINEKEN. The country of incorporation or registration is also their principal place of business.

We disclose fewer entities than in previous years due to the change of the significance criteria used for the purpose of this disclosure. There were no significant changes to the HEINEKEN structure and ownership interests except those disclosed in Note 6.

		% of ownership
	Country of incorporation	2013	2012
Heineken International B.V.	The Netherlands	100%	100%
Heineken Brouwerijen B.V.	The Netherlands	100%	100%
Heineken Nederland B.V.	The Netherlands	100%	100%
Cuauhtémoc Moctezuma Holding, S.A. de C.V.	Mexico	100%	100%
Cervejarias Kaiser Brasil S.A.	Brazil	100%	100%
Heineken France S.A.S.	France	100%	100%
Nigerian Breweries Plc.	Nigeria	54.1%	54.1%
Heineken USA Inc.	United States	100%	100%
Heineken UK Ltd	United Kingdom	100%	100%
Heineken España S.A.	Spain	99.4%	98.7%
Heineken Italia S.p.A.	Italy	100%	100%
Brau Union AG	Austria	100%	100%
Brau Union Österreich AG	Austria	100%	100%
Grupa Zywiec S.A.	Poland	65.2%	61.9%
LLC Heineken Breweries	Russia	100%	100%
Heineken Asia Pacific Pte Ltd	Singapore	100%	98.7%

37. Subsequent events

New Financing

On 30 January 2014, HEINEKEN issued 15.5 year Notes for an amount of EUR200 million with a coupon of 3.5 per cent under the EMTN programme.

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

Amsterdam, 11 February 2014	Executive Board	Supervisory Board
	Van Boxmeer	Wijers

	Hooft Graafland	Fernández Carbajal

Das

de Carvalho

De Jong

Fentener van Vlissingen

Minnick

Navarre

Astaburuaga Sanjinés

Scheffers