Form 20-F
period 2014-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2015-04-21
CIK 1061736

As filed with the Securities and Exchange Commission on April 21, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

-i-

-ii-

-iii-

INTRODUCTION

This annual report contains information materially consistent with the information presented in the audited consolidated financial statements and is free of material misstatements of fact that are not material inconsistencies with the information in the audited consolidated financial statements.

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

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 14.7500 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2014, as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. On April 17, 2015, this exchange rate was Ps. 15.3190 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since 2010.

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

ITEMS 1-2. NOT APPLICABLE

ITEM 3.       KEY INFORMATION

Selected Consolidated Financial Data

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2014 and 2013, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2014, 2013 and 2012. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our date of transition to IFRS was January 1, 2011.

Pursuant to IFRS, the information presented in this annual report presents financial information for 2014, 2013, 2012 and 2011 in nominal terms in Mexican pesos, taking into account local inflation of any hyperinflationary economic environment and converting from local currency to Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country categorized as a hyperinflationary economic environment (for this annual report, only Venezuela). Furthermore, for our Venezuelan entities we were able to convert local currency using one of the three legal exchange rates in that country. For further information, see Notes 3.3 and 3.4 to our audited consolidated financial statements. For each non-hyperinflationary economic environment, local currency is converted to Mexican pesos using the year-end exchange rate for assets and liabilities, the historical exchange rate for equity and the average exchange rate for the income statement. See Note 3.3 to our audited consolidated financial statements.

Our non-Mexican subsidiaries maintain their accounting records in the currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.

Except when specifically indicated, information in this annual report on Form 20-F is presented as of December 31, 2014 and does not give effect to any transaction, financial or otherwise, subsequent to that date.

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

	Year Ended December 31,
	2014(1)		2014(8)	2013(2)	2012(3)	2011(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except percentages and share and per share data)
Income Statement Data:
IFRS
Total revenues	US$	17,861	Ps. 263,449	Ps. 258,097	Ps. 238,309	Ps. 201,540
Gross Profit		7,469	110,171	109,654	101,300	84,296
Income before Income Taxes and Share of the Profit of Associates and Joint Ventures Accounted for Using the Equity Method		1,610	23,744	25,080	27,530	23,552
Income taxes		424	6,253	7,756	7,949	7,618
Consolidated net income		1,534	22,630	22,155	28,051	20,901
Controlling interest net income		1,132	16,701	15,922	20,707	15,332
Non-controlling interest net income		402	5,929	6,233	7,344	5,569
Basic controlling interest net income:
Per Series B Share		0.06	0.83	0.79	1.03	0.77
Per Series D Share		0.07	1.04	1.00	1.30	0.96
Diluted controlling interest net income:
Per Series B Share		0.06	0.83	0.79	1.03	0.76
Per Series D Share		0.07	1.04	0.99	1.29	0.96
Weighted average number of shares outstanding (in millions):
Series B Shares		9,246.4	9,246.4	9,246.4	9,246.4	9,246.4
Series D Shares		8,644.7	8,644.7	8,644.7	8,644.7	8,644.7
Allocation of earnings:
Series B Shares		46.11%	46.11%	46.11%	46.11%	46.11%
Series D Shares		53.89%	53.89%	53.89%	53.89%	53.89%
Financial Position Data:
IFRS
Total assets	US$	25,503	Ps. 376,173	Ps. 359,192	Ps. 295,942	Ps. 263,362
Current liabilities		3,343	49,319	48,869	48,516	39,325
Long-term debt(5)		5,623	82,935	72,921	28,640	23,819
Other long-term liabilities		936	13,797	14,852	8,625	8,047
Capital stock		227	3,347	3,346	3,346	3,345
Total equity		15,601	230,122	222,550	210,161	192,171
Controlling interest		11,557	170,473	159,392	155,259	144,222
Non-controlling interest		4,044	59,649	63,158	54,902	47,949
Other Information
IFRS
Depreciation	US$	612	Ps. 9,029	Ps. 8,805	Ps. 7,175	Ps. 5,694
Capital expenditures(6)		1,231	18,163	17,882	15,560	12,666
Gross margin(7)		42%	42%	42%	43%	42%

(*)

We have not included selected consolidated financial data as of and for the year ended December 31, 2010, as we began presenting our financial statements in accordance with IFRS for the fiscal year ending December 31, 2012, with an official IFRS “adoption date” of January 1, 2012 and a “transition date” to IFRS of January 1, 2011. Based on such adoption and transition dates, we were not required to prepare financial statements in accordance with IFRS as of and for the year ended December 31, 2010 and therefore are unable to present selected financial data in accordance with IFRS for this date and period without unreasonable effort and expense.

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 14.7500 to US$ 1.00 solely for the convenience of the reader.

(2)	Includes results of Coca-Cola FEMSA Philippines, Inc., or CCFPI (formerly Coca-Cola Bottlers Philippines, Inc.), from February 2013 using the equity method, Grupo Yoli, S.A. de C.V. “Group Yoli” from June 2013, Companhia Fluminense de Refrigerantes from September 2013, Spaipa S.A. Industria Brasileira de Bebidas (“Spaipa”) from November 2013 and other business acquisitions. See “Item 4—Information on the Company—The Company—Corporate Background,” Note 10 and Note 4 to our audited consolidated financial statements.

(3)	Includes results of Grupo Fomento Queretano, S.A.P.I. de C.V. “Grupo Fomento Queretano” from May 2012. See “Item 4—Information on the Company—The Company—Corporate Background,” and Note 4 to our audited consolidated financial statements.

(4)	Includes results of Administradora de Acciones del Noreste, S.A.P.I. de C.V. “Grupo Tampico” from October 2011 and from Corporación de los Angeles, S.A. de C.V. “Grupo CIMSA” from December 2011. See “Item 4—Information on the Company—The Company—Corporate Background”.

(5)	Includes long-term debt minus the current portion of long-term debt.

(6)	Includes investments in property, plant and equipment, intangible and other assets, net of cost of long lived assets sold, and write-off.

(7)	Gross margin is calculated by dividing gross profit by total revenues.

(8)	The exchange rate used to translate our operations in Venezuela as of and for the year ended December 31, 2014 was the SICAD II rate of 49.99 bolivars to US$ 1.00, compared to the official rate of 6.3 bolivars to US$ 1.00 that was used for 2013. See “Item 5—Operating and Financial Review and Prospects—Recent Developments”.

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

The following table sets forth for each year the nominal amount of dividends per share that we declared in Mexican peso and U.S. dollar amounts and their respective payment dates for the 2010 to 2014 fiscal years:

Date Dividend Paid	Fiscal Year with Respect to which Dividend was Declared	Aggregate Amount of Dividend Declared	Per Series B Share Dividend	Per Series B Share Dividend(7)		Per Series D Share Dividend	Per Series D Share Dividend(7)
May 4, 2010 and November 3, 2010(1)	2009	Ps. 2,600,000,000	Ps. 0.1296		$0.0105	Ps. 0.1621		$0.0132
May 4, 2010			Ps. 0.0648		$0.0053	Ps. 0.0810		$0.0066
November 3, 2010			Ps. 0.0648		$0.0053	Ps. 0.0810		$0.0066
May 4, 2011 and November 2, 2011(2)	2010	Ps. 4,600,000,000	Ps. 0.2294		$0.0199	Ps. 0.28675		$0.0249
May 4, 2011			Ps. 0.1147		$0.0099	Ps. 0.14338		$0.0124
November 2, 2011			Ps. 0.1147		$0.0085	Ps. 0.14338		$0.0106
May 3, 2012 and November 6, 2012(3)	2011	Ps. 6,200,000,000	Ps. 0.3092		$0.0231	Ps. 0.3865		$0.0288
May 3, 2012			Ps. 0.1546		$0.0119	Ps. 0.1932		$0.0149
November 6, 2012			Ps. 0.1546		$0.0119	Ps. 0.1932		$0.0149
May 7, 2013 and November 7, 2013(4)	2012	Ps. 6,684,103,000	Ps. 0.3333		$0.0264	Ps. 0.4166		$0.0330
May 7, 2013			Ps. 0.1666		$0.0138	Ps. 0.2083		$0.0173
November 7, 2013			Ps. 0.1666		$0.0126	Ps. 0.2083		$0.0158
December 18, 2013(5)	2012	Ps. 6,684,103,000	Ps. 0.3333		$0.0257	Ps. 0.4166		$0.0321
May 7, 2015 and November 5, 2015(6)	2014	Ps. 7,350,000,000	Ps. 0.3665	$	N/A	Ps. 0.4581	$	N/A
May 7, 2015			Ps. 0.1833	$	N/A	Ps. 0.2291	$	N/A
November 5, 2015			Ps. 0.1833	$	N/A	Ps. 0.2291	$	N/A

(1)	The dividend payment for 2009 was divided into two equal payments in Mexican pesos. The first payment was payable on May 4, 2010, with a record date of May 3, 2010, and the second payment was payable on November 3, 2010, with a record date of November 2, 2010.

(2)	The dividend payment for 2010 was divided into two equal payments in Mexican pesos. The first payment was payable on May 4, 2011, with a record date of May 3, 2011, and the second payment was payable on November 2, 2011, with a record date of November 1, 2011.

(3)	The dividend payment for 2011 was divided into two equal payments in Mexican pesos. The first payment was payable on May 3, 2012 with a record date of May 2, 2012, and the second payment was payable on November 6, 2012 with a record date of November 5, 2012.

(4)	The dividend payment for 2012 was divided into two equal payments in Mexican pesos. The first payment was payable on May 7, 2013 with a record date of May 6, 2013, and the second payment was payable on November 7, 2013 with a record date of November 6, 2013.

(5)	The dividend payment declared in December 2013 was payable on December 18, 2013 with a record date of December 17, 2013.

(6)	The dividend payment for 2014 will be divided into two equal payments. The first payment will become payable on May 7, 2015 with a record date of May 6, 2015, and the second payment will become payable on November 5, 2015 with a record date of November 4, 2015. The dividend payment for 2014 will be derived from the balance of the net tax profit account for the fiscal year ended December 31, 2013. See “Item 4. Information on the Company—Regulatory Matters—Mexican Tax Reform”.

(7)	Translations to U.S. dollars are based on the exchange rates on the dates the payments were made.

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

Subject to certain exceptions contained in the deposit agreement dated May 11, 2007, among FEMSA, The Bank of New York Mellon (formerly The Bank of New York), as ADS depositary, and holders and beneficial owners from time to time of our ADSs, evidenced by American Depositary Receipts, or ADRs, any dividends distributed to holders of our ADSs will be paid to the ADS depositary in Mexican pesos and will be converted by the ADS depositary into U.S. dollars. As a result, restrictions on conversion of Mexican pesos into foreign currencies may affect the ability of holders of our ADSs to receive U.S. dollars, and exchange rate fluctuations may affect the U.S. dollar amount actually received by holders of our ADSs.

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

Year ended December 31,	Exchange Rate
	High	Low	Average(1)	Year End
2010	13.19	12.16	12.64	12.38
2011	14.25	11.51	12.46	13.95
2012	14.37	12.63	13.14	12.96
2013	13.43	11.98	12.86	13.10
2014	14.79	12.84	13.37	14.75

(1)	Average month-end rates.

	Exchange Rate
	High	Low	Period End
2013:
First Quarter	Ps.12.88	Ps.12.32	Ps.12.32
Second Quarter	13.41	11.98	12.99
Third Quarter	13.43	12.50	13.16
Fourth Quarter	13.25	12.77	13.10
2014:
First Quarter	Ps.13.51	Ps.13.00	Ps.13.06
Second Quarter	13.14	12.85	12.97
Third Quarter	13.48	12.93	13.43
Fourth Quarter	14.79	13.39	14.75
October	13.57	13.39	13.48
November	13.92	13.54	13.92
December	14.79	13.94	14.75
2015:
January	Ps.15.01	Ps.14.56	Ps.15.01
February	15.10	14.75	14.94
March	15.58	14.93	15.25
First Quarter	15.58	14.56	15.25

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

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business. As of April 17, 2015, The Coca-Cola Company indirectly owned 28.1% of Coca-Cola FEMSA’s outstanding capital stock, representing 37.0% of Coca-Cola FEMSA’s shares with full voting rights. The Coca-Cola Company is entitled to appoint five of Coca-Cola FEMSA’s maximum of 21 directors and the vote of at least two of them is required to approve certain actions by Coca-Cola FEMSA’s board of directors. As of April 17, 2015, we indirectly owned 47.9% of Coca-Cola FEMSA’s outstanding capital stock, representing 63.0% of Coca-Cola FEMSA’s capital stock with full voting rights. We are entitled to appoint 13 of Coca-Cola FEMSA’s maximum of 21 directors and all of its executive officers. We and The Coca-Cola Company together, or only we in certain circumstances, have the power to determine the outcome of all actions requiring the approval of Coca-Cola FEMSA’s board of directors, and we and The Coca-Cola Company together, or only we in certain circumstances, have the power to determine the outcome of all actions requiring the approval of Coca-Cola FEMSA’s shareholders. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Shareholders Agreement.” The interests of The Coca-Cola Company may be different from the interests of Coca-Cola FEMSA’s remaining shareholders, which may result in Coca-Cola FEMSA taking actions contrary to the interests of its remaining shareholders.

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

Water supply in the São Paulo region has been recently affected by low rainfall, which has affected the main water reservoir that serves the greater São Paulo area (Cantareira). Although Coca-Cola FEMSA’s Jundiaí plant does not obtain water from this water reservoir, water shortages or changes in governmental regulations aimed at rationalizing water in the region could affect Coca-Cola FEMSA’s water supply in its Jundiaí plant.

We cannot assure you that water will be available in sufficient quantities to meet Coca-Cola FEMSA’s future production needs or will prove sufficient to meet its water supply needs.

Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of goods sold and may adversely affect its results.

In addition to water, Coca-Cola FEMSA’s most significant raw materials are (1) concentrate, which it acquires from affiliates of The Coca-Cola Company, (2) sweeteners and (3) packaging materials. Prices for Coca-Cola trademark beverages concentrate are determined by The Coca-Cola Company as a percentage of the weighted average retail price in local currency, net of applicable taxes. The Coca-Cola Company has unilaterally increased concentrate prices in the past and may do so again in the future. We cannot assure you that The Coca-Cola Company will not increase the price of the concentrate for Coca-Cola trademark beverages or change the manner in which such price will be calculated in the future. Coca-Cola FEMSA may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the pricing of its products or its results. The prices for Coca-Cola FEMSA’s remaining raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. Coca-Cola FEMSA is also required to meet all of its supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to it. Coca-Cola FEMSA’s sales prices are denominated in the local currency in each country in which it operates, while the prices of certain materials, including those used in the bottling of its products, mainly resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans and HFCS, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of the countries in which Coca-Cola FEMSA operates. We cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such currencies in the future. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.”

Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin and plastic preforms to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are related to crude oil prices and global resin supply. The average prices that Coca-Cola FEMSA paid for resin and plastic preforms in U.S. dollars in 2014, as compared to 2013 were lower in Mexico, Central America, Colombia and Argentina, remained flat in Venezuela and were higher in Brazil. We cannot assure you that prices will not increase in future periods. During 2014, average sweetener prices in Mexico, Brazil and Argentina were lower as compared to 2013, remained flat in Colombia and Nicaragua and were higher in Venezuela, Costa Rica and Panama. From 2010 through 2014, international sugar prices were volatile due to various factors, including shifting demands, availability and climate issues affecting production and distribution. In all of the countries in which Coca-Cola FEMSA operates, other than Brazil, sugar prices are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay in excess of international market prices. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.” We cannot assure you that Coca-Cola FEMSA’s raw material prices will not further increase in the future. Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of goods sold and adversely affect its financial performance.

Taxes could adversely affect Coca-Cola FEMSA’s business.

The countries in which Coca-Cola FEMSA operates may adopt new tax laws or modify existing tax laws to increase taxes applicable to Coca-Cola FEMSA’s business or products. Coca-Cola FEMSA’s products are subject to certain taxes in many of the countries in which it operates, such as certain countries in Central America, Mexico, Brazil, Venezuela and Argentina, which impose taxes on sparkling beverages. See “Item 4. Information on the Company—Regulatory Matters—Taxation of Beverages.” The imposition of new taxes or increases in existing taxes, or changes in the interpretation of tax laws and regulation by tax authorities, may have a material adverse effect on Coca-Cola FEMSA’s business, financial condition, prospects and results.

Tax legislation in some of the countries in which Coca-Cola FEMSA operates have recently been subject to major changes. See “Item 4. Information on the Company—Regulatory Matters—Mexican Tax Reform” and Item 4. Information on the Company—Regulatory Matters—Other Recent Tax Reforms.” We cannot assure you that these reforms or other reforms adopted by governments in the countries in which Coca-Cola FEMSA operates will not have a material adverse effect on its business, financial condition and results of operation.

Regulatory developments may adversely affect Coca-Cola FEMSA’s business.

Coca-Cola FEMSA is subject to regulation in each of the territories in which it operates. The principal areas in which Coca-Cola FEMSA is subject to regulation are water, environment, labor, taxation, health and antitrust. Regulation can also affect Coca-Cola FEMSA’s ability to set prices for its products. See “Item 4. Information on the Company—Regulatory Matters.” The adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries in which Coca-Cola FEMSA operates may increase its operating costs or impose restrictions on its operations which, in turn, may adversely affect Coca-Cola FEMSA’s financial condition, business and results. In particular, environmental standards are becoming more stringent in several of the countries in which Coca-Cola FEMSA operates, and Coca-Cola FEMSA is in the process of complying with these standards; however we cannot assure you that in any event Coca-Cola FEMSA will be able to meet any timelines for compliance established by the relevant regulatory authorities. See “Item 4. Information on the Company—Regulatory Matters—Environmental Matters.” Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on Coca-Cola FEMSA’s future results or financial condition.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which Coca-Cola FEMSA operates. Currently, there are no price controls on Coca-Cola FEMSA’s products in any of the territories in which it has operations, except for those in Argentina, where authorities directly supervise five of Coca-Cola FEMSA’s products sold through supermarkets as a measure to control inflation, and Venezuela, where the government has imposed price controls on certain of Coca-Cola FEMSA’s products, including bottled water, and has recently imposed a limit on profits earned on the sale of goods, including Coca-Cola FEMSA’s products, seeking to maintain price stability of, and equal access to, goods and services. If Coca-Cola FEMSA exceeds such limit on profits, it may be forced to reduce the prices of its products in Venezuela, which would in turn adversely affect its business and results of operations. In addition, consumer protection laws in Venezuela are subject to continuing review and changes, and any such changes may have an adverse impact on Coca-Cola FEMSA. We cannot assure you that existing or future regulations in Venezuela relating to goods and services will not result in increased limits on profits or a forced reduction of prices affecting Coca-Cola FEMSA’s products, which could have a negative effect on its results of operations. The imposition of these restrictions or voluntary price restraints in other territories may have an adverse effect on Coca-Cola FEMSA’s results and financial position. See “Item 4. Information on the Company—Regulatory Matters—Price Controls.” We cannot assure you that governmental authorities in any country where Coca-Cola FEMSA operates will not impose statutory price controls or that Coca-Cola FEMSA will not need to implement voluntary price restraints in the future.

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

Lower temperatures, higher rainfall and other adverse weather conditions such as typhoons and hurricanes may negatively impact consumer patterns, which may result in lower per capita consumption of Coca-Cola FEMSA’s beverage offerings. Additionally, such adverse weather conditions may affect road infrastructure and points of sale in the territories in which Coca-Cola FEMSA operates and limit Coca-Cola FEMSA’s ability to sell and distribute its products, thus affecting its results.

Coca-Cola FEMSA may not be able to successfully integrate its recent acquisitions and achieve the operational efficiencies and/or expected synergies.

Coca-Cola FEMSA has and may continue to acquire bottling operations and other businesses. A key element to achieve the benefits and expected synergies of Coca-Cola FEMSA’s recent and future acquisitions and/or mergers is to integrate the operation of acquired or merged businesses into its operations in a timely and effective manner. Coca-Cola FEMSA may incur unforeseen liabilities in connection with acquiring, taking control of, or managing bottling operations and other businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into its operating structure. We cannot assure you that these efforts will be successful or completed as expected by Coca-Cola FEMSA, and Coca-Cola FEMSA’s business, results and financial condition could be adversely affected if it is unable to do so.

Political and social events in the countries in which Coca-Cola FEMSA operates may significantly affect its operations.

Political and social events in the countries in which Coca-Cola FEMSA operates, as well as changes in governmental policies may have an adverse effect on Coca-Cola FEMSA’s business, results of operations and financial condition. In recent years, some of the governments in the countries in which Coca-Cola FEMSA operates have implemented and may continue to implement significant changes in laws, public policy and/or regulations that could affect the political and social conditions in these countries. Any such changes may have an adverse effect on Coca-Cola FEMSA’s business, results of operations and financial condition. We cannot assure you that political or social developments in any of the countries in which Coca-Cola FEMSA operates, such as the election of new administrations, political disagreements, civil disturbances and the rise in violence and perception of violence, over which Coca-Cola FEMSA has no control, will not have a corresponding adverse effect on the local or global markets or on Coca-Cola FEMSA’s business, results of operations and financial condition.

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

Regulatory changes may adversely affect FEMSA Comercio’s business.

In Mexico, FEMSA Comercio is subject to regulation in areas such as labor, taxation and local permits. The adoption of new laws or regulations, or a stricter interpretation or enforcement of existing laws and regulations, may increase operating costs or impose restrictions on FEMSA Comercio’s operations which, in turn, may adversely affect FEMSA Comercio’s financial condition, business and results. Further changes in current regulations may negatively impact traffic, revenues, operational costs and commercial practices, which may have an adverse effect on FEMSA Comercio’s future results or financial condition.

Taxes could adversely affect FEMSA Comercio’s business.

Mexico, where FEMSA Comercio primarily operates, may adopt new tax laws or modify existing laws to increase taxes applicable to FEMSA Comercio’s business or products. The imposition of new taxes or increases in existing taxes, or changes in the interpretation of tax laws and regulation by tax authorities, may have a material adverse effect on FEMSA Comercio’s business, financial condition, prospects and results. See “Item 4. Information on the Company—Regulatory Matters—Mexican Tax Reform.”

FEMSA Comercio may not be able to maintain its historic growth rate.

FEMSA Comercio increased the number of OXXO stores at a compound annual growth rate of 11.1% from 2010 to 2014. The growth in the number of OXXO stores has driven growth in total revenue and results at FEMSA Comercio over the same period. As the overall number of stores increases, percentage growth in the number of OXXO stores is likely to decrease. In addition, as small-format store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same-store sales, average ticket and store traffic. As a result, FEMSA Comercio’s future results and financial condition may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and results. In Colombia, FEMSA Comercio may not be able to maintain similar historic growth rates to those in Mexico.

FEMSA Comercio’s business depends heavily on information technology.

FEMSA Comercio invests aggressively in information technology (which we refer to as IT) in order to maximize its value generation potential. Given the rapid speed at which FEMSA Comercio adds new services and products to its commercial offerings, the development of IT systems, hardware and software needs to keep pace with the growth of the business. If these systems became obsolete or if planning for future IT investments were inadequate, it could affect FEMSA Comercio’s business by reducing the flexibility of its value proposition to consumers or by increasing its operating complexity, either of which could adversely affect FEMSA Comercio’s revenue-per-store trends.

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

FEMSA Comercio has recently entered into new markets through the acquisition of other small-format retail businesses. FEMSA Comercio continued with this strategy in 2014 and may continue it into the future. These new businesses are currently less profitable than OXXO, and might therefore marginally dilute FEMSA Comercio’s margins in the short to medium term.

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

The Mexican peso may strengthen compared to the Euro.

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

As of March 19, 2015, a voting trust, of which the participants are members of seven families, owned 38.69% of our capital stock and 74.86% of our capital stock with full voting rights, consisting of the Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

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

We are a holding company. Accordingly, our cash flows are principally derived from dividends, interest and other distributions made to us by our subsidiaries. Currently, our subsidiaries do not have contractual obligations that require them to pay dividends to us. In addition, debt and other contractual obligations of our subsidiaries may in the future impose restrictions on our subsidiaries’ ability to make dividend or other payments to us, which in turn may adversely affect our ability to pay dividends to shareholders and meet our debt and other obligations. As of March 31, 2015, we had no restrictions on our ability to pay dividends. Given the 2010 exchange of 100% of our ownership of the business of Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza, S.A. de C.V.) (which we refer to as Cuauhtémoc Moctezuma or FEMSA Cerveza) for a 20% economic interest in Heineken, our non-controlling shareholder position in Heineken means that we will be unable to require payment of dividends with respect to the Heineken shares.

Risks Related to Mexico and the Other Countries in Which We Operate

Adverse economic conditions in Mexico may adversely affect our financial position and results.

We are a Mexican corporation, and our Mexican operations are our single most important geographic territory. For the year ended December 31, 2014, 68% of our consolidated total revenues were attributable to Mexico and at the net income level the percentage attributable to our Mexican operations is further reduced. During 2011, 2012 and 2013 the Mexican gross domestic product, or GDP, increased by approximately 4.0%, 4.0% and 1.4%, respectively, and in 2014 it only increased by approximately 2.1% on an annualized basis compared to 2013, due to lower performance from the mining, transportation and warehousing sectors in addition to a tough consumer environment. We cannot assure you that such conditions will not have a material adverse effect on our results and financial position going forward. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in, or delays in recovery of, the U.S. economy may hinder any recovery in Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our results.

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

In addition, an increase in interest rates in Mexico would increase the cost of our debt and would cause an adverse effect on our financial position and results. Mexican peso-denominated debt constituted 42.7% of our total debt as of December 31, 2014.

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial position and results.

Depreciation of the Mexican peso relative to the U.S. dollar increases the cost to us of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars, and thereby negatively affects our financial position and results. A severe devaluation or depreciation of the Mexican peso may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. The Mexican peso is a free-floating currency and as such, it experiences exchange rate fluctuations relative to the U.S. dollar over time. During 2011, 2012 and 2013, the Mexican peso experienced fluctuations relative to the U.S. dollar consisting of 12.7% of depreciation, 7.1% of recovery and 1.0% of depreciation, respectively, compared to the years of 2010, 2011 and 2012. During 2014, the Mexican peso experienced a depreciation relative to the U.S. dollar of approximately 12.6% compared to 2013. In the first quarter of 2015, the Mexican peso appreciated approximately 3.2% relative to the U.S. dollar compared to the fourth quarter of 2014.

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

Mexican political events may significantly affect our operations. Presidential elections in Mexico occur every six years, with the most recent one occurring in July 2012. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional, was elected as the president of Mexico and took office on December 1, 2012. In addition, the Mexican Congress has recently approved a number of structural reforms intended to modernize certain sectors of and foster growth in the Mexican economy, and is continuing to approve further reforms. Now two years into his term, President Peña Nieto will face significant challenges as the structural reforms approved by the Mexican Congress begin having an effect on the Mexican economy and population. Furthermore, no single party has a majority in the Senate or the Cámara de Diputados (House of Representatives), and the absence of a clear majority by a single party could result in government gridlock and political uncertainty. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, results and prospects.

Security risks in Mexico could increase, and this could adversely affect our results.

The presence of violence among drug cartels, and between these and the Mexican law enforcement and armed forces, pose a risk to our business. Organized criminal activity and related violent incidents have decreased relative to 2012 and 2013, but remain prevalent in some parts of Mexico. These incidents are relatively concentrated along the northern Mexican border, as well as in certain other Mexican states such as Sinaloa, Michoacán and Guerrero. The north of Mexico is an important region for our retail operations, and an increase in crime rates could negatively affect our sales and customer traffic, increase our security expenses, and result in higher turnover of personnel or damage to the perception of our brands. This situation could worsen and adversely impact our business and financial results because consumer habits and patterns adjust to the increased perceived and real security risks, as people refrain from going out as much and gradually shift some on-premise consumption to off-premise consumption of food and beverages on certain social occasions.

Depreciation of local currencies in other Latin American countries in which we operate may adversely affect our financial position.

The devaluation of the local currencies against the U.S. dollar in our non-Mexican territories can increase our operating costs in these countries, and depreciation of the local currencies against the Mexican peso can negatively affect our results for these countries. In recent years, the value of the currency in the countries in which we operate has been relatively stable relative to the Mexican peso, except in Venezuela. During 2014, in addition to Venezuela, the currencies of Brazil and Argentina also depreciated against the Mexican peso. Future currency devaluation or the imposition of exchange controls in any of these countries, or in Mexico, would have an adverse effect on our financial position and results.

We have operated under exchange controls in Venezuela since 2003, which limits our ability to remit dividends abroad or make payments other than in local currency and that may increase the real price paid for raw materials and services purchased in local currency. We have historically used the official exchange rate (currently 6.30 bolivars to US$ 1.00) in our Venezuelan operations. Nonetheless, since the beginning of 2014, the Venezuelan government announced a series of changes to the Venezuelan exchange control regime.

In January 2014, the Venezuelan government announced an exchange rate determined by the state-run system known as the Sistema Complementario de Administración de Divisas, or SICAD. In March 2014, the Venezuelan government announced a new law that authorized an alternative method of exchanging Venezuelan bolivars to U.S. dollars known as SICAD II. In February 2015, the Venezuelan government announced that it was replacing SICAD II with a new market-based exchange rate determined by the system known as the Sistema Marginal de Divisas, or SIMADI. The SICAD determines the exchange rates based on limited periodic sales of U.S. dollars through auctions in which only entities authorized by the Venezuelan government may participate, while SIMADI determines the exchange rates based on supply and demand of U.S. dollars, in which participation does not require authorization by the Venezuelan government. The SICAD and SIMADI exchange rates in effect as of April 17, 2015, were 12.00 and 196.66 bolivars per US$ 1.00, respectively.

We translated our results of operations in Venezuela for the full year ended December 31, 2014 into our reporting currency, the Mexican peso, using the SICAD II exchange rate of 49.99 bolivars to US$ 1.00, which was the exchange rate in effect as of such date. As a result, we recognized a reduction in equity of Ps. 11,836 million as of December 31, 2014 and as of such date, our foreign direct investment in Venezuela was Ps. 4,015 million. This reduction adversely affected our comprehensive income for the year ended December 31, 2014. In addition, the translation of our Venezuelan results adversely affected our financial results of operation in the amount of Ps. 1,895 million for the year ended December 31, 2014.

Based upon our specific facts and circumstances, we anticipate using the SIMADI exchange rate to translate our future results of operations in Venezuela into our reporting currency, the Mexican peso, commencing with our results for the first quarter of 2015. This translation effect will further adversely affect our comprehensive income and financial position. The Venezuelan government may announce further changes to the exchange rate system in the future. To the extent a higher exchange rate is applied to our investment in Venezuela in future periods as a result of changes to existing regulations, subsequently adopted regulations or otherwise, we could be required to further reduce the amount of our foreign direct investment in Venezuela and our comprehensive income in Venezuela and financial condition could be further adversely affected. More generally, future currency devaluations or the imposition of exchange controls in any of the countries in which we operate may potentially increase our operating costs, which could have an adverse effect on our financial position and comprehensive income.

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

In the 1990s, we began a series of strategic transactions to strengthen the competitive positions of our operating subsidiaries. These transactions included the sale of a 30% strategic interest in Coca-Cola FEMSA to a wholly-owned subsidiary of The Coca-Cola Company and a subsequent public offering of Coca-Cola FEMSA shares, both of which occurred in 1993. Coca-Cola FEMSA listed its L shares on the Mexican Stock Exchange and, in the form of ADS, on the New York Stock Exchange.

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

In January 2010, FEMSA announced that its Board of Directors unanimously approved a definitive agreement under which FEMSA would exchange its FEMSA Cerveza business for a 20% economic interest in Heineken, one of the world’s leading brewers. In April 2010, FEMSA announced the closing of the transaction, after Heineken N.V., Heineken Holding N.V. and FEMSA held their corresponding AGMs and approved the transaction. Under the terms of the agreement, FEMSA received 43,018,320 shares of Heineken Holding N.V. and 43,009,699 shares of Heineken N.V., with an additional 29,172,504 shares of Heineken N.V. (which shares we refer to as the Allotted Shares) delivered pursuant to an allotted share delivery instrument, or the ASDI. Heineken also assumed US$ 2.1 billion of indebtedness, including FEMSA Cerveza’s unfunded pension obligations. The Allotted Shares were delivered to FEMSA in several installments during 2010 and 2011, with the final installment delivered on October 5, 2011. As of December 31, 2014, FEMSA’s interest in Heineken N.V. represented 12.53% of Heineken N.V.’s outstanding capital and 14.94% of Heineken Holding N.V.’s outstanding capital, resulting in our 20% economic interest in the Heineken Group. The principal terms of the Heineken transaction documents are summarized below in “Item 10. Additional Information—Material Contracts.”

In 2012, Coca-Cola FEMSA began the construction of a production plant in Minas Gerais, Brazil, which was completed and began operations in November 2014. This project required an investment of R$584 million Brazilian reais (equivalent to approximately US$ 260 million). It is expected that the plant will generate approximately 700 direct and indirect jobs. The plant is located on a parcel of land 320,000 square meters in size, and it is expected that by the end of 2015 the annual production capacity will be approximately 1.2 billion liters of sparkling beverages (or approximately 200 million unit cases), representing an increase of approximately 62% as compared to the current installed capacity of Coca-Cola FEMSA’s plant in Belo Horizonte, Brazil.

In May 2012, Coca-Cola FEMSA closed its merger with Grupo Fomento Queretano, with operations mainly in the state of Querétaro, as well as in parts of the states of Mexico, Hidalgo, and Guanajuato.

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

In 2013, Coca-Cola FEMSA began the construction of a production plant in Tocancipá, Colombia, which was completed and began operations in February 2015. This project required an investment of 382 billion Colombian pesos (approximately US$ 194 million). Coca-Cola FEMSA expects that the plant will generate approximately 800 direct and indirect jobs. Certain permits are currently in process of being obtained, and Coca-Cola FEMSA expects to obtain these pending permits during 2015. Coca-Cola FEMSA is currently operating with water provided by the municipality, as an alternative source. The plant is located on a parcel of land 298,000 square meters in size, and it is expected that by the end of 2015, the annual production capacity will be approximately 730 million liters of sparkling beverages (or approximately 130 million unit cases), representing an increase of approximately 24% as compared to the current installed capacity of Coca-Cola FEMSA’s plants in Colombia.

On January 25, 2013, Coca-Cola FEMSA closed the transaction with The Coca-Cola Company to acquire a 51% non-controlling majority stake in CCFPI for US$ 688.5 million (Ps. 8,904 million) in an all-cash transaction. Coca-Cola FEMSA has an option to acquire the remaining 49% stake in CCFPI at any time during the seven years following the closing date. Coca-Cola FEMSA also has a put option to sell its ownership in CCFPI to The Coca-Cola Company commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date. Coca-Cola FEMSA currently manages the day-to-day operations of the business; however, during a four-year period ending January 25, 2017 the business plan and other operational decisions must be approved jointly with The Coca-Cola Company. Coca-Cola FEMSA currently recognizes the results of CCFPI using the equity method.

In May 2013, Coca-Cola FEMSA closed its merger with Grupo Yoli, one of the oldest family-owned Coca-Cola bottlers in Mexico, operating mainly in the state of Guerrero as well as in parts of the state of Oaxaca.

On May 2, 2013, FEMSA Comercio through one of its subsidiaries, Cadena Comercial de Farmacias, S.A.P.I. de C.V. (which we refer to as CCF), closed the acquisition of Farmacias YZA, a leading drugstore operator in Southeast Mexico, headquartered in Merida, Yucatan. The founding shareholders of Farmacias YZA hold a 25% stake in CCF. In a separate transaction, on May 13, 2013, CCF acquired Farmacias FM Moderna, a leading drugstore operator in the western state of Sinaloa.

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

In December 2014, FEMSA Comercio through CCF, agreed to acquire 100% of Farmacias Farmacón, a regional pharmacy chain consisting of 213 stores in the northwestern Mexican states of Sinaloa, Sonora, Baja California and Baja California Sur. The transaction is pending customary regulatory approvals, and is expected to close during the second quarter of 2015.

For more information on Coca-Cola FEMSA’s recent transactions, see “Item 4. Information on the Company—Coca-Cola FEMSA.”

Ownership Structure

We conduct our business through our principal sub-holding companies as shown in the following diagram and table:

Principal Sub-holding Companies—Ownership Structure

As of March 31, 2015

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

The following table presents an overview of our operations by reportable segment and by geographic area:

Operations by Segment—Overview

Year Ended December 31, 2014 and % of growth (decrease) vs. last year

(in million of Mexican pesos, except for employees and percentages)

	Coca-Cola FEMSA			FEMSA Comercio		CB Equity(1)
Total revenues	Ps. 147,298	(6%)		Ps. 109,624	12%	Ps. —	—
Gross Profit	68,382	(6%)		39,386	14%	—	—
Share of the (loss) profit of associates and joint ventures accounted for using the equity method, net of taxes	(125)	(143	%)(2)	37	236%	5,244	14%
Total assets	212,366	(2%)		43,722	10%	85,742	4%
Employees	83,371	(2%)		110,671	7%	—	—

(1)	CB Equity holds our Heineken N.V. and Heineken Holding N.V. shares.

(2)	Reflects the percentage decrease between the gain of ps. 289 million recorded in 2013 and the loss of ps. 125 million recorded in 2014.

Total Revenues Summary by Segment(1)

	Year Ended December 31,
	2014	2013	2012
Coca-Cola FEMSA	Ps.147,298	Ps. 156,011	Ps. 147,739
FEMSA Comercio	109,624	97,572	86,433
Other	20,069	17,254	15,899
Consolidated total revenues	Ps. 263,449	Ps. 258,097	Ps. 238,309

(1)	The sum of the financial data for each of our segments and percentages with respect thereto differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.

Total Revenues Summary by Geographic Area(1)

	Year Ended December 31,
	2014	2013	2012
Mexico and Central America(2)	Ps. 186,736	Ps. 171,726	Ps. 155,576
South America(3)	69,172	55,157	56,444
Venezuela	8,835	31,601	26,800
Consolidated total revenues	263,449	258,097	238,309

(1)	The sum of the financial data for each geographic area differs from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation.

(2)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico-only) revenues were Ps. 178,125 million, Ps. 163,351 million and Ps. 148,098 million for the years ended December 31, 2014, 2013 and 2012, respectively.

(3)	South America includes Brazil, Colombia and Argentina. South America revenues include Brazilian revenues of Ps. 45,799 million, Ps. 31,138 million and Ps. 30,930 million; Colombian revenues of Ps. 14,207 million, Ps. 13,354 million and Ps. 14,597 million; and Argentine revenues of Ps. 9,714 million, Ps. 10,729 million and Ps. 10,270 million, for the years ended December 31, 2014, 2013 and 2012, respectively.

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2014:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA:	Mexico	100.0%
Coca-Cola FEMSA	Mexico	47.9	%(1)
Emprex:	Mexico	100.0%
FEMSA Comercio	Mexico	100.0%
CB Equity(2)	United Kingdom	100.0%

(1)	Percentage of capital stock. FEMSA, through CIBSA, owns 63.0% of the shares of Coca-Cola FEMSA with full voting rights.

(2)	Ownership in CB Equity held through various FEMSA subsidiaries. CB Equity holds our Heineken N.V and Heineken Holding N.V. shares.

Business Strategy

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries. In the retail industry FEMSA participates with FEMSA Comercio, operating various small-format store chains including OXXO, the largest and fastest-growing in the Americas. Additionally, through its strategic businesses, FEMSA provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA’s business units and third-party clients.

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

Coca-Cola FEMSA

Overview

Coca-Cola FEMSA is the largest franchise bottler of Coca-Cola trademark beverages in the world. It operates in territories in the following countries:

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

Coca-Cola FEMSA was incorporated on October 30, 1991 as a stock corporation with variable capital (sociedad anónima de capital variable) under the laws of Mexico for a term of 99 years. On December 5, 2006, as required by amendments to the Mexican Securities Market Law, Coca-Cola FEMSA became a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable). Coca-Cola FEMSA’s legal name is Coca-Cola FEMSA, S.A.B. de C.V. Coca-Cola FEMSA’s principal executive offices are located at Calle Mario Pani No. 100, Colonia Santa Fe Cuajimalpa, Delegación Cuajimalpa de Morelos, 05348, México, D.F., México. Coca-Cola FEMSA’s telephone number at this location is (52-55) 1519-5000. Coca-Cola FEMSA’s website is www.coca-colafemsa.com.

The following is an overview of Coca-Cola FEMSA’s operations by consolidated reporting segment in 2014.

Operations by Consolidated Reporting Segment—Overview

Year Ended December 31, 2014

	Total Revenues (millions of Mexican pesos)	Percentage of Total Revenues	Gross Profit (millions of Mexican pesos)	Percentage of Gross Profit
Mexico and Central America(1)	71,965	48.9%	36,453	53.3%
South America(2) (excluding Venezuela)	66,367	45.0%	27,372	40.0%
Venezuela	8,966	6.1%	4,557	6.7%

Consolidated	147,298	100.0%	68,382	100.0%

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

Corporate History

Coca-Cola FEMSA commenced operations in 1979, when one of our subsidiaries acquired certain sparkling beverage bottlers. In 1991, we transferred our ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., the corporate predecessor to Coca-Cola FEMSA, S.A.B. de C.V.

In June 1993, a subsidiary of The Coca-Cola Company subscribed for 30% of Coca-Cola FEMSA’s capital stock in the form of Series D shares. In September 1993, we sold Series L shares that represented 19.0% of Coca-Cola FEMSA’s capital stock to the public, and Coca-Cola FEMSA listed these shares on the Mexican Stock Exchange and, in the form of ADSs, on the New York Stock Exchange.

In a series of transactions since 1994, Coca-Cola FEMSA has acquired new territories, brands and other businesses which today comprise Coca-Cola FEMSA’s business. In May 2003, Coca-Cola FEMSA acquired Panamco and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories.

In November 2006, we acquired 148,000,000 of Coca-Cola FEMSA’s Series D shares from certain subsidiaries of The Coca-Cola Company, which increased our ownership of Coca-Cola FEMSA to 53.7%.

In November 2007, Coca-Cola FEMSA acquired together with The Coca-Cola Company 100% of the shares of capital stock of Jugos del Valle, S.A.P.I. de C.V., or Jugos del Valle. In 2008, Coca-Cola FEMSA, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and Brazilian operations, respectively, of Juegos del Valle.

In December 2007 and May 2008, Coca-Cola FEMSA sold most of its proprietary brands to The Coca-Cola Company. The proprietary brands are now being licensed back to Coca-Cola FEMSA by The Coca-Cola Company pursuant to its bottler agreements.

In May 2008, Coca-Cola FEMSA entered into a transaction with The Coca-Cola Company to acquire its wholly owned bottling franchise Refrigerantes Minas Gerais, Ltda., or REMIL, located in the State of Minas Gerais in Brazil.

In July 2008, Coca-Cola FEMSA acquired the Agua De Los Angeles bulk water business in the Valley of Mexico (Mexico City and surrounding areas) from Grupo Embotellador CIMSA, S.A. de C.V., at the time one of the Coca-Cola bottling franchises in Mexico. The trademarks remain with The Coca-Cola Company. Coca-Cola FEMSA subsequently merged Agua De Los Angeles into its bulk water business under the Ciel brand.

In February 2009, Coca-Cola FEMSA together with The Coca-Cola Company acquired the Brisa bottled water business in Colombia from Bavaria, S.A., a subsidiary of SABMiller plc. Coca-Cola FEMSA acquired the production assets and the distribution territory and The Coca-Cola Company acquired the Brisa brand.

In May 2009, Coca-Cola FEMSA entered into an agreement to manufacture, distribute and sell the Crystal trademark water products in Brazil jointly with The Coca-Cola Company.

In August 2010, Coca-Cola FEMSA acquired from The Coca-Cola Company along with other Brazilian Coca-Cola bottlers Leão Alimentos e Bebidas, Ltda. or Leão Alimentos, manufacturer and distributor of the Matte Leão tea brand.

In March 2011, Coca-Cola FEMSA together with The Coca-Cola Company acquired Grupo Industrias Lacteas, S.A. (also known as Estrella Azul), a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama.

In October 2011, Coca-Cola FEMSA merged with Grupo Tampico, one of the largest family-owned Coca-Cola bottlers in Mexico in terms of sales volume with operations in the states of Tamaulipas, San Luis Potosí, and Veracruz, as well as in parts of the states of Hidalgo, Puebla and Queretaro.

In December 2011, Coca-Cola FEMSA merged with Grupo CIMSA and its shareholders, a Mexican family-owned Coca-Cola bottler with operations mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacán. As part of its merger with Grupo CIMSA, Coca-Cola FEMSA also acquired a 13.2% equity interest in Promotora Industrial Azucarera, S.A de C.V., or PIASA.

In May 2012, Coca-Cola FEMSA merged with Grupo Fomento Queretano, one of the oldest family-owned beverage players in the Coca-Cola system in Mexico, with operations mainly in the state of Querétaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. For further information, see Note 4 to our audited consolidated financial statements. As part of Coca-Cola FEMSA’s merger with Grupo Fomento Queretano it also acquired an additional 12.9% equity interest in PIASA.

In August 2012, Coca-Cola FEMSA acquired, through Jugos del Valle, an indirect participation in Santa Clara Mercantil de Pachuca, S.A. de C.V., or Santa Clara, a producer of milk and dairy products in Mexico.

In January 2013, Coca-Cola FEMSA together with The Coca-Cola Company acquired a 51% non- controlling majority stake in CCFPI in an all-cash transaction.

In May 2013, Coca-Cola FEMSA merged with Grupo Yoli, one of the oldest family-owned Coca-Cola bottlers in Mexico, with operations mainly in the state of Guerrero as well as in parts of the state of Oaxaca. For further information, see Note 4 to our audited consolidated financial statements. As part of its merger with Grupo Yoli, Coca-Cola FEMSA also acquired an additional 10.1% equity interest in PIASA for a total ownership of 36.3%.

In August 2013, Coca-Cola FEMSA acquired Companhia Fluminense, a family owned franchise that operates in parts of the states of São Paulo, Minas Gerais and Rio de Janeiro in Brazil. For further information, see Note 4 to our audited consolidated financial statements. As part of Coca-Cola FEMSA’s acquisition of Companhia Fluminense, Coca-Cola FEMSA also acquired an additional 1.2% equity interest in Leão Alimentos.

In October 2013, Coca-Cola FEMSA acquired Spaipa, the second largest family owned franchise in Brazil, with operations in the state of Paraná and in parts of the state of São Paulo. For further information, see Note 4 to our audited consolidated financial statements. As part of its acquisition of Spaipa, Coca-Cola FEMSA also acquired an additional 5.8% equity interest in Leão Alimentos, for a total ownership as of April 10, 2015 of 24.4%, and a 50.0% stake in Fountain Água Mineral Ltda., a joint venture to develop the water category together with The Coca-Cola Company.

For further information see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Business Transactions between Coca-Cola FEMSA, FEMSA and The Coca-Cola Company.”

Capital Stock

As of April 17, 2015, we indirectly owned Series A shares equal to 47.9% of Coca-Cola FEMSA’s capital stock (63.0% of Coca-Cola FEMSA’s capital stock with full voting rights). As of April 17, 2015, The Coca-Cola Company indirectly owned Series D shares equal to 28.1% of the capital stock of Coca-Cola FEMSA (37.0% of the capital stock with full voting rights). Series L shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 24.0% of Coca-Cola FEMSA’s capital stock.

Business Strategy

Coca-Cola FEMSA operates with a large geographic footprint in Latin America. In January 2015, Coca-Cola FEMSA restructured its operations under four new divisions: (1) Mexico (covering certain territories in Mexico); (2) Latin America (covering certain territories in Guatemala, and all of Nicaragua, Costa Rica and Panama, certain territories in Argentina, most of Colombia and all of Venezuela), (3) Brazil (covering a major part of the states of São Paulo and Minas Gerais, the states of Paraná and Mato Grosso do Sul and part of the states of Rio de Janeiro and Goiás), and (4) Asia (covering all of the Philippines through a joint venture with The Coca-Cola Company). Through these divisions, Coca-Cola FEMSA has created a more flexible structure to execute its strategies and continue with its track record of growth. Coca-Cola FEMSA has also aligned its business strategies more efficiently, ensuring a faster introduction of new products and categories, and a more rapid and effective design and deployment of commercial models.

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

•	implementing selective packaging strategies designed to increase consumer demand for its products and to build a strong returnable base for the Coca-Cola brand;

•	replicating its best practices throughout the value chain;

•	rationalizing and adapting its organizational and asset structure in order to be in a better position to respond to a changing competitive environment;

•	building a multi-cultural collaborative team, from top to bottom; and

•	broadening its geographic footprint through organic growth and strategic joint ventures, mergers and acquisitions.

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

In early 2015, Coca-Cola FEMSA redesigned its corporate structure to strengthen the core functions of its organization. Through this restructuring, Coca-Cola FEMSA created specialized departments, focused on its supply chain, commercial, and IT innovation areas (centros de excelencia). These departments not only enable centralized collaboration and knowledge sharing, but also drive standards of excellence and best practices in Coca-Cola FEMSA’s key strategic capabilities. Coca-Cola FEMSA’s priorities include enhanced manufacturing efficiency, improved distribution and logistics, and cutting-edge IT-enabled commercial innovation.

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

Sustainable development is a comprehensive part of Coca-Cola FEMSA’s strategic framework for business operation and growth. Coca-Cola FEMSA bases its efforts in its core foundation, its ethics and values. Coca-Cola FEMSA focuses on three core areas, (i) its people, by encouraging the comprehensive development of its employees and their families; (ii) its communities, by promoting the generation of sustainable communities in which it serves, an attitude of health, self-care, adequate nutrition and physical activity, and evaluating the impact of its value chain; and (iii) the planet, by establishing guidelines that it believes will result in efficient use of natural resources to minimize the impact that its operations might have on the environment and create a broader awareness of caring for the environment.

CCFPI Joint Venture

On January 25, 2013, as part of Coca-Cola FEMSA’s efforts to expand its geographic reach, it acquired a 51% non-controlling majority stake in CCFPI. Coca-Cola FEMSA currently manages the day-to-day operations of the business; however, during a four-year period ending January 25, 2017 the business plan and other operational decisions must be approved jointly with The Coca-Cola Company. As of December 31, 2014, Coca-Cola FEMSA’s investment under the equity method in CCFPI was Ps. 9,021 million. See Notes 10 and 26 to our audited consolidated financial statements. Coca-Cola FEMSA’s product portfolio in the Philippines consists of Coca-Cola trademark beverages and Coca-Cola FEMSA’s total sales volume in 2014 reached 513 million unit cases. The operations of CCFPI are comprised of 19 production plants and serve close to 853,242 customers.

The Philippines has one of the highest per capita consumption rates of Coca-Cola products in the region and presents significant opportunities for further growth. Coca-Cola has been present in the Philippines since the start of the 20th century and since 1912 it has been locally producing Coca-Cola products. The Philippines received the first Coca-Cola bottling and distribution franchise in Asia. Coca-Cola FEMSA’s strategic framework for growth in the Philippines is based on three pillars: portfolio, route to market and supply chain.

Coca-Cola FEMSA’s Territories

The following map shows Coca-Cola FEMSA’s territories, giving estimates in each case of the population to which it offer products, the number of retailers of its beverages and the per capita consumption of its beverages as of December 31, 2014:

Per capita consumption data for a territory is determined by dividing total beverage sales volume within the territory (in unit cases) by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of Coca-Cola FEMSA’s products consumed annually per capita. In evaluating the development of local volume sales in Coca-Cola FEMSA’s territories and to determine product potential, Coca-Cola FEMSA and The Coca-Cola Company measure, among other factors, the per capita consumption of all their beverages.

Coca-Cola FEMSA’s Products

Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas, milk, value-added dairy and isotonic drinks). The following table sets forth Coca-Cola FEMSA’s main brands as of December 31, 2014:

Colas:	Mexico and Central America(1)	South America(2)	Venezuela
Coca-Cola	✓	✓	✓
Coca-Cola Light	✓	✓	✓
Coca-Cola Zero	✓	✓
Coca-Cola Life	✓	✓

Flavored sparkling beverages:	Mexico and Central America(1)	South America(2)	Venezuela
Ameyal	✓
Canada Dry	✓
Chinotto			✓
Crush		✓
Escuis	✓
Fanta	✓	✓
Fresca	✓
Frescolita	✓		✓
Hit			✓
Kist	✓
Kuat		✓
Lift	✓
Mundet	✓
Quatro		✓
Schweppes	✓	✓	✓
Simba		✓
Sprite	✓	✓
Victoria	✓
Yoli	✓

Water:	Mexico and Central America(1)	South America(2)	Venezuela
Alpina	✓
Aquarius(3)		✓
Bonaqua		✓
Brisa		✓
Ciel	✓
Crystal		✓
Dasani	✓
Manantial		✓
Nevada			✓

Other Categories:	Mexico and Central America(1)	South America(2)	Venezuela
Cepita(4)		✓
Del Prado(5)	✓
Estrella Azul(6)	✓
FUZE Tea	✓		✓
Hi-C(7)	✓	✓
Santa Clara(8)	✓
Jugos del Valle(4)	✓	✓	✓
Matte Leão(9)		✓
Powerade(10)	✓	✓	✓
Valle Frut(11)	✓	✓	✓

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

(3)	Flavored water. In Brazil, also a flavored sparkling beverage.

(4)	Juice-based beverage.

(5)	Juice-based beverage in Central America.

(6)	Milk and value-added dairy and juices.

(7)	Juice-based beverage. Includes Hi-C Orangeade in Argentina.

(8)	Milk, value-added dairy and coffee.

(9)	Ready to drink tea.

(10)	Isotonic drinks.

(11)	Orangeade. Includes Del Valle Fresh in Costa Rica, Nicaragua, Panama, Colombia and Venezuela.

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

	Year Ended December 31,
	2014	2013 (1)	2012(2)
	(millions of unit cases)
Mexico and Central America
Mexico	1,754.9	1,798.0	1,720.3
Central America(3)	163.6	155.6	151.2
South America (excluding Venezuela)
Colombia	298.4	275.7	255.8
Brazil(4)	733.5	525.2	494.2
Argentina	225.8	227.1	217.0
Venezuela	241.1	222.9	207.7

Consolidated Volume	3,417.3	3,204.5	3,046.2

(1)	Includes volume from the operations of Grupo Yoli from June 2013, Companhia Fluminense from September 2013 and Spaipa from November 2013.

(2)	Includes volume from the operations of Grupo Fomento Queretano from May 2012.

(3)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

(4)	Excludes beer sales volume.

Product and Packaging Mix

Out of the more than 116 brands and line extensions of beverages that Coca-Cola FEMSA sells and distributes, Coca-Cola FEMSA’s most important brand, Coca-Cola, together with its line extensions, Coca-Cola Light, Coca-Cola Life and Coca-Cola Zero, accounted for 61.0% of total sales volume in 2014. Coca-Cola FEMSA’s next largest brands, Ciel (a water brand from Mexico and its line extensions), Fanta (and its line extensions), Sprite (and its line extensions) and ValleFrut (and its line extensions) accounted for 11.6%, 5.1%, 2.8% and 2.7%, respectively, of total sales volume in 2014. Coca-Cola FEMSA uses the term line extensions to refer to the different flavors in which it offers its brands. Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of polyethylene terephthalate, which we refer to as PET.

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

The following discussion analyzes Coca-Cola FEMSA’s product and packaging mix by its consolidated reporting segments. The volume data presented is for the years 2014, 2013 and 2012.

Mexico and Central America. Coca-Cola FEMSA’s product portfolio consists of Coca-Cola trademark beverages, including the Jugos del Valle line of juice-based beverages. Per capita consumption of Coca-Cola FEMSA’s beverage products in Mexico and Central America was 607.5 and 189.1 eight-ounce servings, respectively, in 2014.

The following table highlights historical sales volume and mix in Mexico and Central America for Coca-Cola FEMSA’s products:

	Year Ended December 31,
	2014	2013(1)	2012(2)
Total Sales Volume
Total (millions of unit cases)	1,918.5	1,953.6	1,871.5
Growth (%)	(1.8)	4.4	23.9

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	73.2	73.1	73.0
Water(3)	21.3	21.2	21.4
Still beverages	5.5	5.7	5.6

Total	100.0	100.0	100.0

(1)	Includes volume from the operations of Grupo Yoli from June 2013.

(2)	Includes volume from the operations of Grupo Fomento Queretano from May 2012.

(3)	Includes bulk water volumes.

In 2014, multiple serving presentations represented 64.5% of total sparkling beverages sales volume in Mexico, a 170 basis points decrease compared to 2013; and 54.7% of total sparkling beverages sales volume in Central America, a 16 basis points decrease compared to 2013. Coca-Cola FEMSA’s strategy is to foster consumption of single serve presentations while maintaining multiple serving volumes. In 2014, returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 37.9% in Mexico, a 290 basis points increase as compared to 2013; and 34.8% in Central America, a 1,160 basis points increase as compared to 2013.

In 2014, Coca-Cola FEMSA’s sparkling beverages volume as a percentage of total sales volume in its Mexico and Central America division increased marginally to 73.2% as compared with 2013.

Total sales volume in Coca-Cola FEMSA’s Mexico and Central America division (including Grupo Yoli) reached 1,918.5 million unit cases in 2014, a decrease of 1.8% compared to 1,953.6 million unit cases in 2013. The sales volume for Coca-Cola FEMSA’s sparkling beverage category decreased 1.6%, mainly driven by the impact of price increase to compensate the excise tax to sweetened beverages. Coca-Cola FEMSA’s bottled water portfolio, excluding bulk water, grew 4.2%, mainly driven by the performance of the Ciel brand in Mexico. Coca-Cola FEMSA’s still beverage category decreased 5.5% mainly due to the performance of the Jugos del Valle portfolio in the division. Organically, excluding the non-comparable effect of Grupo Yoli in 2014, total sales volume for Mexico and Central America division reached 1,878.9 million unit cases in 2014, a decrease of 3.8% as compared to 2013. On the same basis, Coca-Cola FEMSA’s sparkling beverage category decreased 3.9%, its bottled water portfolio, excluding bulk water, remained flat, and its still beverage category decreased 7.1%.

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

In 2013, Coca-Cola FEMSA’s sparkling beverages volume as a percentage of total sales volume in its Mexico and Central America division (including Grupo Fomento Queretano and Grupo Yoli) increased marginally to 73.1% as compared with 2012.

Total sales volume in Coca-Cola FEMSA’s Mexico and Central America division (including Grupo Fomento Queretano and Grupo Yoli) reached 1,953.6 million unit cases in 2013, an increase of 4.4% compared to 1,871.5 million unit cases in 2012. The integration of Grupo Fomento Queretano and Grupo Yoli in Mexico contributed 89.3 million unit cases in 2013 of which sparkling beverages were 72.2%, water was 9.9%, bulk water was 13.4% and still beverages were 4.5%. Excluding the integration of these territories, volume decreased 0.4% to 1,864.2 million unit cases. Organically, Coca-Cola FEMSA’s bottled water portfolio grew 5.1%, mainly driven by the performance of the Ciel brand in Mexico. On the same basis, Coca-Cola FEMSA’s still beverage category grew 3.7% mainly due to the performance of the Jugos del Valle portfolio in the division. These increases partially compensated for the flat volumes in sparkling beverages and a 3.5% decline in the bulk water business.

South America (Excluding Venezuela). Coca-Cola FEMSA’s product portfolio in South America consists mainly of Coca-Cola trademark beverages, including the Jugos del Valle line of juice-based beverages in Colombia and Brazil, and the Heineken beer brands, including Kaiser beer brands, in Brazil, which we sell and distribute.

During 2013, as part of Coca-Cola FEMSA’s efforts to foster sparkling beverage per capita consumption in Brazil, it reinforced the 2.0-liter returnable plastic bottle for the Coca-Cola brand and introduced two single-serve 0.2 and 0.3 liter presentations. During 2014, in an effort to increase sales in its still beverage portfolio in the region, Coca-Cola FEMSA reinforced its Jugos del Valle line of business and Powerade brand. Per capita consumption of Coca-Cola FEMSA’s beverages in Colombia, Brazil and Argentina was 152.7, 244.2 and 470.4 eight-ounce servings, respectively, in 2014.

The following table highlights historical total sales volume and sales volume mix in South America (excluding Venezuela), not including beer:

	Year Ended December 31,
	2014	2013(1)	2012
Total Sales Volume
Total (millions of unit cases)	1,257.7	1,028.1	967.0
Growth (%)	22.6	6.3	2.0

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	84.1	84.1	84.9
Water(2)	9.7	10.1	10.0
Still beverages	6.2	5.8	5.1

Total	100.0	100.0	100.0

(1)	Includes volume from the operations of Companhia Fluminense from September 2013 and Spaipa from November 2013.

(2)	Includes bulk water volume.

Total sales volume in Coca-Cola FEMSA’s South America division, excluding Venezuela, increased 22.6% to 1,257.7 million unit cases in 2014 as compared to 2013, as a result of stronger sales volumes in its recently integrated territories in Brazil and better volume performance in Colombia. The still beverage category grew 31.8%, mainly driven by the Jugos del Valle line of business in Colombia and Brazil and the performance of FUZE tea and Leão tea in the division. Coca-Cola FEMSA’s sparkling portfolio increased 22.6% mainly driven by the performance of the Coca-Cola brand and other core products in its operations. Coca-Cola FEMSA’s bottled water portfolio, including bulk water, increased 16.9% driven by performance of the Bonaqua brand in Argentina and the Crystal brand in Brazil. Organically, excluding the non-comparable effect of Companhia Fluminense and Spaipa in 2014, total sales volume in South America division excluding Venezuela, increased 3.7% as compared to 2013. On the same basis, Coca-Cola FEMSA’s still beverage category grew 15.3% mainly driven by the Jugos del Valle line of business in the region, its bottled water portfolio, including bulk water, increased 6.9% mainly driven by the performance of the Crystal brand in Brazil, and its sparkling beverage category increased 2.5%.

In 2014, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 32.0% in Colombia, a decrease of 520 basis points as compared to 2013; 19.7% in Argentina, a decrease of 230 basis points and 15.5% in Brazil a 50 basis points decrease compared to 2013. In 2014, multiple serving presentations represented 69.8%, 85.3% and 75.0% of total sparkling beverages sales volume in Colombia, Argentina and Brazil, respectively.

Total sales volume in Coca-Cola FEMSA’s South America division, excluding Venezuela, increased 6.3% to 1,028.1 million unit cases in 2013 as compared to 2012, as a result of growth in Colombia and Argentina and the integration of Companhia Fluminense and Spaipa in its Brazilian territories. These effects compensated for an organic volume decline in Brazil. Organically, excluding the non-comparable effect of Companhia Fluminense and Spaipa, volumes remained flat as compared with the previous year. On the same basis, the still beverage category grew 14.3%, mainly driven by the Jugos del Valle line of business in Colombia and Brazil and the performance of FUZE tea in the division. Coca-Cola FEMSA’s bottled water portfolio, including bulk water, increased 3.8% mainly driven by the Bonaqua brand in Argentina and the Brisa brand in Colombia. These increases compensated for a 1.2% decline in the sparkling beverage portfolio.

In 2013, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 37.2% in Colombia, a decrease of 320 basis points as compared to 2012; 22.0% in Argentina, a decrease of 690 basis points and 16.0% in Brazil, excluding the non-comparable effect of Companhia Fluminense and Spaipa, a 170 basis points increase compared to 2012. In 2013, multiple serving presentations represented 66.7%, 85.2% and 72.9% of total sparkling beverages sales volume in Colombia, Argentina and Brazil on an organic basis, respectively.

Coca-Cola FEMSA continues to distribute and sell the Heineken beer portfolio, including Kaiser beer brands, in its Brazilian territories through the 20-year term, consistent with the arrangements in place since 2006 with Cervejarias Kaiser, a subsidiary of the Heineken Group. Beginning in the second quarter of 2005, Coca-Cola FEMSA ceased including beer that it distributes in Brazil in its reported sales volumes.

Venezuela. Coca-Cola FEMSA’s product portfolio in Venezuela consists of Coca-Cola trademark beverages. Per capita consumption of Coca-Cola FEMSA’s beverages in Venezuela during 2014 was 190.0 eight-ounce servings. At the end of 2011, Coca-Cola FEMSA launched Del Valle Fresh, an orangeade, in Venezuela, which contributed significantly to incremental volume growth in this country during 2012. During 2014, Coca-Cola FEMSA’s Powerade brand in the country contributed to its sales growth in the still beverage category.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,
	2014	2013	2012
Total Sales Volume
Total (millions of unit cases)	241.1	222.9	207.7
Growth (%)	8.2	7.3	9.4

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	85.7	85.6	87.9
Water(1)	6.5	6.9	5.6
Still beverages	7.8	7.5	6.5

Total	100.0	100.0	100.0

(1)	Includes bulk water volume.

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

Despite these difficulties, total sales volume increased 8.2% to 241.1 million unit cases in 2014, as compared to 222.9 million unit cases in 2013. The sales volume in the sparkling beverage category grew 8.3%, driven by the strong performance of the Coca-Cola brand, which grew 15.3%. The bottled water business, including bulk water, grew 1.6% mainly driven by the Nevada brand. The still beverage category increased 10.8%, due to the performance of the Del Valle Fresh orangeade and Powerade brand.

In 2014, multiple serving presentations represented 81.9% of total sparkling beverages sales volume in Venezuela, a 100 basis points increase as compared to 2013. In 2014, returnable presentations represented 6.9% of total sparkling beverages sales volume in Venezuela, a 20 basis points increase as compared to 2013.

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

In 2013, multiple serving presentations represented 80.9% of total sparkling beverages sales volume in Venezuela, a 100 basis points increase compared to 2012. In 2013, returnable presentations represented 6.8% of total sparkling beverages sales volume in Venezuela, an 80 basis points decrease compared to 2012.

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

Marketing

Coca-Cola FEMSA, in conjunction with The Coca-Cola Company, has developed a marketing strategy to promote the sale and consumption of its products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and retailer support programs to target the particular preferences of its consumers. Coca-Cola FEMSA’s consolidated marketing expenses in 2014, net of contributions by The Coca-Cola Company, were Ps. 3,488 million. The Coca-Cola Company contributed an additional Ps. 4,118 million in 2014, which mainly includes contributions for coolers, bottles and cases. Through the use of advanced information technology, Coca-Cola FEMSA has collected customer and consumer information that allow it to tailor its marketing strategies to target different types of customers located in each of its territories and to meet the specific needs of the various markets it serves.

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

Client Value Management. Coca-Cola FEMSA continues transforming its commercial models to focus on its customers’ value potential using a value-based segmentation approach to capture the industry’s potential. Coca-Cola FEMSA started the rollout of this new model in its Mexico, Central America, Colombia and Brazil operations in 2009. As of the end of 2014, Coca-Cola FEMSA has covered the totality of the volumes in every operation except for Venezuela (where Coca-Cola FEMSA has partially covered the volumes) and the recently integrated franchises of Companhia Fluminense and Spaipa in Brazil.

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

Product Sales and Distribution

The following table provides an overview of Coca-Cola FEMSA’s distribution centers and the retailers to which it sells its products:

	As of December 31, 2014
	Mexico and Central America(1)	South America(2)	Venezuela
Distribution centers	176	66	33
Retailers(3)	955,383	814,864	181,605

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

(3)	Estimated.

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

Brazil. In Brazil, Coca-Cola FEMSA sold 33% of its total sales volume through modern distribution channels in 2014. Also in Brazil, Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors, while Coca-Cola FEMSA maintains control over the selling function. In designated zones in Brazil, third-party distributors purchase its products at a discount from the wholesale price and resell the products to retailers.

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

Price discounting and packaging have joined consumer sales promotions, customer service and non-price retailer incentives as the primary means of competition among bottlers. Coca-Cola FEMSA competes by seeking to offer products at an attractive price in the different segments in its markets and by building on the value of its brands. Coca-Cola FEMSA believes that the introduction of new products and new presentations has been a significant competitive technique that allows it to increase demand for its products, provide different options to consumers and increase new consumption opportunities. See “—Product and Packaging Mix.”

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

In Brazil, Coca-Cola FEMSA competes against AmBev, a Brazilian company with a portfolio of brands that includes Pepsi, local brands with flavors such as guaraná, and proprietary beer brands. Coca-Cola FEMSA also competes against “B brands” or “Tubainas,” which are small, local producers of low-cost flavored sparkling beverages that represent a significant portion of the sparkling beverage market.

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

Raw Materials

Pursuant to its bottler agreements, Coca-Cola FEMSA is authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and Coca-Cola FEMSA is required to purchase in all of its territories for all Coca-Cola trademark beverages concentrate from companies designated by The Coca-Cola Company and sweeteners from companies authorized by The Coca-Cola Company. Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company.

In the past, The Coca-Cola Company has increased concentrate prices for Coca-Cola trademark beverages in some of the countries in which Coca-Cola FEMSA operates. In 2014, The Coca-Cola Company informed Coca-Cola FEMSA that it will gradually increase concentrate prices for certain Coca-Cola trademark beverages over a five year period in Costa Rica and Panama beginning in 2014. Based on Coca-Cola FEMSA’s estimates, it currently does not expect these increases to have a material adverse effect on its results of operation. Most recently, The Coca-Cola Company also informed Coca-Cola FEMSA that it will gradually increase concentrate prices for flavored water over a four year period in Mexico beginning in April 2015. The Coca-Cola Company may unilaterally increase concentrate prices again in the future and Coca-Cola FEMSA may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the prices of its products or its results. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Cooperation Framework with The Coca-Cola Company.”

In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for most of Coca-Cola FEMSA’s beverages. Coca-Cola FEMSA’s bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company, including certain of our affiliates. Prices for packaging materials and HFCS historically have been determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin, plastic preforms to make plastic bottles and finished plastic bottles, which Coca-Cola FEMSA obtains from international and local producers. The prices of these materials are related to crude oil prices and global resin supply. In recent years Coca-Cola FEMSA has experienced volatility in the prices we pay for these materials. Across its territories, Coca-Cola FEMSA’s average price for resin in U.S. dollars decreased 4.6% in 2014 as compared to 2013.

Under Coca-Cola FEMSA’s agreements with The Coca-Cola Company, it may use raw or refined sugar or HFCS as sweeteners in its products. Sugar prices in all of the countries in which Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay in excess of international market prices for sugar in certain countries. In recent years, international sugar prices experienced significant volatility. Across Coca-Cola FEMSA’s territories, its average price for sugar in U.S. dollars decreased approximately 1.7% in 2014 as compared to 2013.

Coca-Cola FEMSA categorizes water as a raw material in its business. Coca-Cola FEMSA obtains water for the production of some of its natural spring water products, such as Manantial in Colombia and Crystal in Brazil, from spring water pursuant to concessions granted.

None of the materials or supplies that Coca-Cola FEMSA uses is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls, national emergency situations, water shortages or the failure to maintain its existing water concessions.

Mexico and Central America. In Mexico, Coca-Cola FEMSA purchases its returnable plastic bottles from Graham Packaging México, S.A. de C.V., known as Graham, which is the exclusive supplier of returnable plastic bottles for The Coca-Cola Company and its bottlers in Mexico. Coca-Cola FEMSA mainly purchases resin from Indorama Ventures Polymers México, S. de R.L. de C.V. (formerly Arteva Specialties, S. de R.L. de C.V.), M. & G. Polímeros México, S.A. de C.V. and DAK Resinas Americas Mexico, S.A. de C.V., which Alpla México, S.A. de C.V., known as Alpla, and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for Coca-Cola FEMSA.

Coca-Cola FEMSA purchases all its cans from Fábricas de Monterrey, S.A. de C.V. and Envases Universales de México, S.A.P.I. de C.V., through Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers, in which, as of April 10, 2015, Coca-Cola FEMSA held a 35.0% equity interest. Coca-Cola FEMSA mainly purchases its glass bottles from EXCO Integral Services, S.A. de C.V. (formerly Compañía Vidriera, S.A. de C.V.), FEVISA Industrial, S.A. de C.V., and Glass & Silice, S.A. de C.V.

Coca-Cola FEMSA purchases sugar from, among other suppliers, PIASA and Beta San Miguel, S.A. de C.V., both sugar cane producers in which, as of April 10, 2015, Coca-Cola FEMSA held a 36.3% and 2.7% equity interest, respectively. Coca-Cola FEMSA purchases HFCS from Ingredion México, S.A. de C.V., Almidones Mexicanos, S.A. de C.V. and Cargill de México, S.A. de C.V.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2014, sugar prices in Mexico decreased approximately 7.0% as compared to 2013.

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

South America (excluding Venezuela). In Colombia, Coca-Cola FEMSA uses sugar as a sweetener in most of its products, which it buys from several domestic sources. Coca-Cola FEMSA purchases plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Tapón Corona de Colombia S.A. Coca-Cola FEMSA has historically purchased all of its glass bottles from Peldar O-I; however, it has engaged new suppliers and has recently acquired glass bottles from Al Tajir and Frigoglass in both cases from the United Arab Emirates. Coca-Cola FEMSA purchases all of its cans from Crown Colombiana, S.A., which are only available through this local supplier. Grupo Ardila Lulle, owners of Coca-Cola FEMSA’s competitor Postobón, own a minority equity interest in Peldar O-I and Crown Colombiana, S.A.

Sugar is available in Brazil at local market prices, which historically have been similar to international prices. Sugar prices in Brazil decreased approximately 4.1% as compared to 2013. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” Coca-Cola FEMSA purchases glass bottles, plastic bottles and cans from several domestic and international suppliers.

In Argentina, Coca-Cola FEMSA mainly uses HFCS that it purchases from several different local suppliers as a sweetener in its products. Coca-Cola FEMSA purchases glass bottles, plastic cases and other raw materials from several domestic sources. Coca-Cola FEMSA purchases plastic preforms, as well as returnable plastic bottles, at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Chile, Argentina, Brazil and Paraguay, and other local suppliers. Coca-Cola FEMSA also acquires plastic preforms from Alpla Avellaneda, S.A. and other suppliers.

Venezuela. In Venezuela, Coca-Cola FEMSA uses sugar as a sweetener in most of its products, which it purchase mainly from the local market. Since 2003, from time to time, Coca-Cola FEMSA has experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permission to import in a timely manner. While sugar distribution to the food and beverages industry and to retailers is controlled by the government, Coca-Cola FEMSA did not experience any disruptions during 2014 with respect to access to sufficient sugar supply.

However, we cannot assure you that Coca-Cola FEMSA will not experience disruptions in its ability to meet its sugar requirements in the future should the Venezuelan government impose restrictive measures. Coca-Cola FEMSA buys glass bottles from one local supplier, Productos de Vidrio, S.A., the only supplier authorized by The Coca-Cola Company. Coca-Cola FEMSA acquires most of its plastic non-returnable bottles from Alpla de Venezuela, S.A. and most of its aluminum cans from a local producer, Dominguez Continental, C.A.

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

FEMSA Comercio

Overview and Background

FEMSA Comercio operates the largest chain of small-format stores in Mexico, measured in terms of number of stores as of December 31, 2014, mainly under the trade name OXXO. As of December 31, 2014, FEMSA Comercio operated 12,853 OXXO stores, of which 12,812 are located throughout the country, with a particularly strong presence in the northern part of Mexico, and the remaining 41 stores are located in Bogotá, Colombia.

FEMSA Comercio was established by FEMSA in 1978 when two OXXO stores were opened in Monterrey, one store in Mexico City and another store in Guadalajara. The motivating factor behind FEMSA’s entrance into the retail industry was to enhance beer sales through company-owned retail outlets as well as to gather information on customer preferences. In 2014, a typical OXXO store carried 2,744 different store keeping units (SKUs) in 31 main product categories.

In recent years, FEMSA Comercio has represented an effective distribution channel for our beverage products, as well as a rapidly growing point of contact with our consumers. Based on the belief that location plays a major role in the long-term success of a retail operation such as a small-format store, as well as a role in our continually improving ability to accelerate and streamline the new-store development process, FEMSA Comercio has focused on a strategy of rapid, profitable growth. FEMSA Comercio opened 1,040, 1,120 and 1,132 net new OXXO stores in 2012, 2013 and 2014, respectively. The accelerated expansion in the number of OXXO stores yielded total revenue growth of 12.4% to reach Ps. 109,624 million in 2014. OXXO same-store sales increased an average of 2.7%, driven by an increased average customer ticket without any change in same-store traffic. FEMSA Comercio performed approximately 3.4 billion transactions in 2014 compared to 3.2 billion transactions in 2013.

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

FEMSA Comercio utilizes a technology platform supported by an enterprise resource planning (ERP) system, as well as other technological solutions such as merchandising and point-of-sale systems, which will allow FEMSA Comercio to continue redesigning its key operating processes and enhance the usefulness of its market information going forward. In addition, FEMSA Comercio has expanded its operations by opening 3 new OXXO stores in Bogotá, Colombia in 2014.

FEMSA Comercio has adopted innovative promotional strategies in order to increase store traffic and sales. In particular, FEMSA Comercio sells high-frequency items such as beverages, snacks and cigarettes at competitive prices. FEMSA Comercio’s ability to implement this strategy profitably is partly attributable to the size of the OXXO stores chain, as FEMSA Comercio is able to work together with its suppliers to implement their revenue-management strategies through differentiated promotions. OXXO stores’ national and local marketing and promotional strategies are an effective revenue driver and a means of reaching new segments of the population while strengthening the OXXO brand. For example, the organization has refined its expertise in executing cross promotions (discounts on multi-packs or sales of complementary products at a special price) and targeted promotions to attract new customer segments, such as housewives, by expanding the offerings in the grocery product category in certain stores. FEMSA Comercio is also strengthening its capabilities to increasingly provide consumers with services such as utility bill payment and other basic transactions.

Store Locations

With 12,812 OXXO stores in Mexico and 41 OXXO stores in Colombia as of December 31, 2014, FEMSA Comercio operates the largest small-format store chain in Latin America measured by number of stores. OXXO stores are concentrated in the northern part of Mexico, but also have a growing presence in the rest of the country.

OXXO Stores

Regional Allocation in Mexico and Latin America(*)

as of December 31, 2014

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

OXXO Stores

Total Growth

	Year Ended December 31,
	2014	2013	2012	2011	2010
Total OXXO stores	12,853	11,721	10,601	9,561	8,426
Store growth (% change over previous year)	9.7%	10.6%	10.9%	13.5%	14.9%

FEMSA Comercio currently expects to continue the OXXO stores growth trend established over the past several years by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets. Management believes that the southeast part of Mexico is particularly underserved by the small-format store industry.

The identification of locations and pre-opening planning in order to optimize the results of new OXXO stores are important elements in FEMSA Comercio’s growth plan. FEMSA Comercio continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. OXXO stores unable to maintain benchmark standards are generally closed. Between December 31, 2010 and 2014, the total number of OXXO stores increased by 4,427, which resulted from the opening of 4,573 new stores and the closing of 146 existing stores.

Competition

FEMSA Comercio, mainly through OXXO stores, competes in the overall retail market, which we believe is highly competitive. OXXO stores face competition from small-format stores like 7-Eleven, Super Extra, Super City, Círculo K stores and other numerous chains of retailers across Mexico, from other regional small-format retailers to small informal neighborhood stores. OXXO competes both for consumers and for new locations for stores and the managers to operate those stores. FEMSA Comercio operates in the 32 Mexican states and has much broader geographical coverage than any of its competitors in Mexico.

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

Approximately 64.3% of OXXO stores’ customers are between the ages of 15 and 35. FEMSA Comercio also segments the market according to demographic criteria, including income level.

OXXO Store Characteristics

The average size of an OXXO store is approximately 104 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 187 square meters and, when parking areas are included, the average store size is approximately 421 square meters.

FEMSA Comercio—Operating Indicators

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(percentage increase compared to previous year)
Total FEMSA Comercio revenues	12.4%	12.9%	16.6%	19.0%	16.3%
OXXO same-store sales(1)	2.7%	2.4%	7.7%	9.2%	5.2%

(1)	Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for more than 12 months with the sales of those same stores during the previous year.

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

Approximately 59% of OXXO stores are operated by independent managers responsible for all aspects of store operations. The managers are commission agents and are not employees of FEMSA Comercio. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store. FEMSA Comercio continually invests in on-site operating personnel, with the objective of promoting loyalty, customer service and low personnel turnover in the stores.

Advertising and Promotion

FEMSA Comercio’s marketing efforts for OXXO stores include both specific product promotions and image advertising campaigns. These strategies seek to increase store traffic and sales, and to reinforce the OXXO name and market position.

FEMSA Comercio manages its advertising for OXXO stores on three levels depending on the nature and scope of the specific campaign: local or store-specific, regional and national. Store-specific and regional campaigns are closely monitored to ensure consistency with the overall corporate image of OXXO stores and to avoid conflicts with national campaigns. FEMSA Comercio primarily uses point of purchase materials, flyers, handbills and print and radio media for promotional campaigns, although television is used occasionally for the introduction of new products and services. The OXXO store chain’s image and brand name are presented consistently across all stores, irrespective of location.

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

Management believes that the OXXO store chain’s scale of operations provides FEMSA Comercio with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. Given the fragmented nature of the retail industry in Mexico in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks, cigarettes and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 53% of the OXXO store chain’s total sales consist of products that are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by FEMSA Comercio’s distribution system, which includes 16 regional warehouses located in Monterrey, Guadalajara, Mexicali, Mérida, León, Obregón, Puebla, Queretaro, Chihuahua, Reynosa, Saltillo, Tijuana, Toluca, Villahermosa and two in Mexico City. The distribution centers operate a fleet of approximately 792 trucks that make deliveries to each store approximately twice per week.

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

In December 2014, FEMSA Comercio through CCF agreed to acquire 100% of Farmacias Farmacón, a a regional pharmacy chain consisting of 213 stores in the northwestern Mexican states of Sinaloa, Sonora, Baja California and Baja California Sur. With this transaction, FEMSA Comercio will reach a total of approximately 803 pharmacy stores. The transaction is pending customary regulatory approvals, and is expected to close during the second quarter of 2015.

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

Entry into Quick Service Restaurant Market

Following the same rationale that its capabilities and skills are well suited to different types of small-format retail, during 2013 FEMSA Comercio also entered the quick service restaurant market in Mexico through the 80% acquisition of Doña Tota. This is a leading regional chain specializing in Mexican food with a particularly strong presence in the northeast of the country. This acquisition presented FEMSA Comercio with the opportunity to grow Doña Tota’s stand-alone store base across the country, while also offering the benefit of advancing FEMSA Comercio’s prepared food capabilities and expertise.

Gas Station Market

Since 1995, FEMSA Comercio has been providing services and assets for the operation of gasoline service stations through agreements with third parties that own Petroleos Mexicanos (PEMEX) franchises, using the commercial brand OXXO Gas. As of December 31, 2014 there were 227 OXXO Gas stations, most of them adjacent to OXXO stores.

Mexican legislation has historically precluded FEMSA Comercio from participating in the retail sale of gasoline and therefore precluded ownership of PEMEX franchises, given our foreign institutional investor base. In response to recent changes in this legislation, FEMSA Comercio has agreed to acquire the related PEMEX franchises from the aforementioned third parties and plans to lease, acquire or open more gasoline service stations in the future.

Other Stores

FEMSA Comercio also operates other small-format stores, which include soft discount stores with a focus on perishables and liquor stores.

Equity Investment in the Heineken Group

As of December 31, 2014, FEMSA owned a non-controlling interest in the Heineken Group, one of the world’s leading brewers. As of December 31, 2014, our 20% economic interest in the Heineken Group was comprised of 43,018,320 shares of Heineken Holding N.V. and 72,182,203 shares of Heineken N.V. For 2014, FEMSA recognized equity income of Ps. 5,244 million regarding its 20% economic interest in the Heineken Group; see Note 10 to our audited consolidated financial statements.

As described above, FEMSA Comercio has a distribution agreement with Cuauhtémoc Moctezuma (which is now a part of the Heineken Group) pursuant to which OXXO stores only carry beer brands produced and distributed by Cuauhtémoc Moctezuma. OXXO stores will continue to benefit from the existing relationship under which Cuauhtémoc Moctezuma will continue to be the exclusive supplier of beer to OXXO until June 2020. As of April 30, 2010, Coca-Cola FEMSA has agreed with Cervejarias Kaiser (also now part of the Heineken Group) to continue to distribute and sell the Kaiser beer portfolio in Coca-Cola FEMSA’s Brazilian territories for a 20-year term beginning in 2003, consistent with the arrangement already in place. In addition, our logistic services subsidiary provides certain services to Cuauhtémoc Moctezuma and its subsidiaries.

Other Business

Our other business consists of the following smaller operations that support our core operations:

•

Our logistics services subsidiary provides a broad range of logistics and vehicle maintenance services to Coca-Cola FEMSA, FEMSA Comercio and third-party clients in the beverages, consumer products and retail industries. It has operations in Mexico, Brazil, Colombia, Panama, Costa Rica, Nicaragua and Perú.

•

Our refrigeration business produces vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 535,800 units at December 31, 2014. In 2014, this business sold 418,064 refrigeration units, 30% of which were sold to Coca-Cola FEMSA, and the remainder of which were sold to third parties.

•

Our corporate services subsidiary employs our corporate staff, including the personnel managing the areas of finance, corporate accounting, taxation, legal, financial and strategic planning, human resources, corporate affairs and internal audit. Through this subsidiary, we direct, control, supervise and review the operations of our sub-holding companies. As of December 31, 2014, FEMSA Comercio and our other business subsidiaries pay management fees for the services provided to them. In addition, Coca-Cola FEMSA has entered into a services agreement pursuant to which it pays for specific services.

Description of Property, Plant and Equipment

As of December 31, 2014, we owned all of our manufacturing facilities and substantially all of our warehouses and distribution centers. Our properties primarily consisted of production and distribution facilities for our soft drink operations and office space. In addition, FEMSA Comercio owns approximately 11.2% of the OXXO store locations, while the other stores are located in properties that are rented under long-term lease arrangements with third parties.

The table below summarizes by country the installed capacity and percentage utilization of Coca-Cola FEMSA’s production facilities:

Bottling Facility Summary

As of December 31, 2014

Country	Installed Capacity (thousands of unit cases)	Utilization(1) (%)
Mexico	2,939,936	58%
Guatemala	45,500	69%
Nicaragua	67,700	68%
Costa Rica	81,200	56%
Panama	56,700	57%
Colombia	532,616	56%
Venezuela	275,542	86%
Brazil	1,044,932	67%
Argentina	340,397	65%

(1)	Annualized rate.

The table below summarizes by country the location and facility area of each of Coca-Cola FEMSA’s production facilities.

Bottling Facility by Location

As of December 31, 2014

Country	Plant	Facility Area
		(thousands of sq. meters)
Mexico	San Cristóbal de las Casas, Chiapas	45
	Cuautitlán, Estado de México	35
	Los Reyes la Paz, Estado de México	50
	Toluca, Estado de México	317
	León, Guanajuato	124
	Morelia, Michoacán	50
	Ixtacomitán, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
	La Pureza Altamira, Tamaulipas	300
	Poza Rica, Veracruz	42
	Pacífico, Estado de México	89
	Cuernavaca, Morelos	37
	Toluca, Estado de México (Ojuelos)	41
	San Juan del Río, Querétaro	84
	Querétaro, Querétaro	80
	Cayaco, Acapulco	104

Guatemala	Guatemala City	46

Nicaragua	Managua	54

Costa Rica	Calle Blancos, San José	52
	Coronado, San José	14

Panama	Panama City	29

Colombia	Barranquilla	37
	Bogotá, DC	105
	Bucaramanga	26
	Cali	76
	Manantial, Cundinamarca	67
	Tocancipá	298
	Medellín	47

Country	Plant	Facility Area
		(thousands of sq. meters)
Venezuela	Antímano	15
	Barcelona	141
	Maracaibo	68
	Valencia	100

Brazil	Campo Grande	36
	Jundiaí	191
	Mogi das Cruzes	119
	Belo Horizonte	73
	Porto Real	108
	Maringá	160
	Marilia	159
	Curitiba	119
	Baurú	39
	Itabirito	320

Argentina	Alcorta, Buenos Aires	73
	Monte Grande, Buenos Aires	32

Insurance

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including explosion, fire, vandalism and riot. We also maintain a freight transport insurance policy that covers damages to goods in transit. In addition, we maintain a liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. In 2014, the policies for “all risk” property insurance, freight transport insurance and liability insurance were issued by ACE Seguros, S.A. Our “all risk” coverage was partially reinsured in the international reinsurance market. We believe that our coverage is consistent with the coverage maintained by similar companies.

Capital Expenditures and Divestitures

Our consolidated capital expenditures, net of disposals, for the years ended December 31, 2014, 2013 and 2012 were Ps. 18,163 million, Ps. 17,882 million and Ps. 15,560 million respectively, and were for the most part financed from cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2014	2013	2012
	(In millions of Mexican pesos)
Coca-Cola FEMSA	Ps. 11,313	Ps. 11,703	Ps. 10,259
FEMSA Comercio	5,191	5,683	4,707
Other	1,659	496	594

Total	Ps. 18,163	Ps. 17,882	Ps. 15,560

Coca-Cola FEMSA

In 2014, Coca-Cola FEMSA focused its capital expenditures on investments in (1) increasing production capacity, (2) placing coolers with retailers, (3) returnable bottles and cases, (4) improving the efficiency of its distribution infrastructure and (5) information technology. Through these measures, Coca-Cola FEMSA strives to improve its profit margins and overall profitability.

FEMSA Comercio

FEMSA Comercio’s principal investment activity is the construction and opening of new stores. During 2014, FEMSA Comercio opened 1,132 net new OXXO stores. FEMSA Comercio invested Ps. 5,191 million in 2014 in the addition of new stores, warehouses and improvements to leased properties.

Regulatory Matters

Antitrust Legislation

The Ley Federal de Competencia Económica (Federal Antitrust Law) became effective on June 22, 1993, regulating monopolistic practices and requiring Mexican government approval of certain mergers and acquisitions. The Federal Antitrust Law subjects the activities of certain Mexican companies, including us, to regulatory scrutiny.

In June 2013, following a comprehensive reform to the Mexican Constitution, a new antitrust authority with autonomy was created: the Federal Antitrust Commission (Comisión Federal de Competencia Económica, or the CFCE). As a result of these amendments, new antitrust and telecommunications specialized courts were created and commenced hearing cases in August 2013. In July 2014, a new Federal Antitrust Law came into effect based on the amended constitutional provisions.

These amendments granted more power to the CFCE, including the ability to regulate essential facilities, order the divestment of assets and eliminate barriers to competition, set higher fines for violations of the Federal Antitrust Law, implement important changes to rules governing mergers and anti-competitive behavior and limit the availability of legal defenses against the application of the law. Management believes that we are currently in compliance in all material respects with Mexican antitrust legislation.

In Mexico and in some of the other countries in which we operate, we are involved in different ongoing competition related proceedings. We believe that the outcome of these proceedings will not have a material adverse effect on our financial position or results. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA.”

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which Coca-Cola FEMSA operates. Currently, there are no price controls on Coca-Cola FEMSA’s products in any of the territories in which it has operations, except for those in Argentina, where authorities directly supervise five products sold through supermarkets as a measure to control inflation, and Venezuela, where the government has imposed price controls on certain products, including bottled water. In addition, in January 2014, the Venezuelan government passed the Fair Prices Law (Ley Orgánica de Precios Justos), which was amended in November 2014 mainly to increase applicable fines and penalties. This law substitutes both the Access to Goods and Services Defense Law (Ley para la Defensa y Acceso a las Personas a los Bienes y Servicios) and the Fair Costs and Prices Law (Ley de Costos y Precios Justos), which have both been repealed. The purpose of this law is to establish regulations and administrative processes to impose a limit on profits earned on the sale of goods, including our products, seeking to maintain price stability of, and equal access to, goods and services. This law imposes an obligation to manufacturing companies to label products with the fair or maximum sales’ price for each product. Coca-Cola FEMSA is currently in the process of implementing the necessary procedures and expects to be in compliance with this requirement by the imposed deadline. This law also creates the National Office of Costs and Prices which main role is to oversee price controls and set maximum retail prices on certain consumer goods and services. We cannot assure you that Coca-Cola FEMSA will be in compliance at all times with these laws based on changes, market dynamics in these two countries and the lack of clarity of certain basic aspects of the applicable law in Venezuela. Any such changes and potential violations may have an adverse impact on Coca-Cola FEMSA. See “Item 3. Key Information—Risk Factors—Regulatory developments may adversely affect Coca-Cola FEMSA’s business.”

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

•

The elimination of the exemption on gains from the sale of shares through a stock exchange recognized under applicable Mexican tax law. The gain will be taxable at the rate of 10% and will be paid by the shareholder based on the information provided by the financial intermediary. Transferors that are residents of a country with which Mexico has entered into a tax treaty for the avoidance of double taxation will be exempt. See “Item 10. Additional Information—Taxation—Mexican Taxation.”

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

•

The repeal of the existing tax consolidation regime, which is effective as of January 1, 2014, modified the payment term of a tax on assets payable of Ps. 180, which will be paid over the following 5 years instead of an indefinite term; and

•

The introduction of a new optional tax integration regime (a modified form of tax consolidation), which replaces the previous tax consolidation regime. The new optional tax integration regime requires an equity ownership of at least 80% for qualifying subsidiaries and would allow us to defer the annual tax payment of our profitable participating subsidiaries for a period equivalent to 3 years to the extent their individual tax expense exceeds the integrated tax expense of the Company.

Similar to other affected entities in the industry, Coca-Cola FEMSA has filed constitutional challenges (amparo) against the new special tax referred to above on the production, sale and importation of beverages with added sugar and HFCS. Coca-Cola FEMSA cannot ensure that these measures will have the desired effect or that Coca-Cola FEMSA will prevail in its constitutional challenge.

Other Recent Tax Reforms

On January 1, 2015, a general tax reform became effective in Colombia. This reform included the imposition of a new temporary tax on net equity through 2017 to Colombian residents and non-residents who own property in Colombia directly or indirectly through branches or permanent establishments. The relevant taxable base will be determined annually based on a formula. For net equity that exceeds 5.0 billion Colombian pesos (approximately US$ 2.1 million) the rate will be 1.15% in 2015, 1.00% in 2016 and 0.40% in 2017. In addition, the tax reform in Colombia imposed that the supplementary income tax at a rate of 9% as contributions to social programs, which was previously scheduled to decrease to 8% by 2015, will remain indefinitely. Additionally, this tax reform included the imposition of a temporary contribution to social programs at a rate of 5%, 6%, 8% and 9% for the years 2015, 2016, 2017 and 2018, respectively. Finally, this reform establishes an income tax deduction of 2% of value-added tax paid in the acquisition or import of hard assets, such as tangible and amortizable assets that are not sold or transferred in the ordinary course of business and that are used for the production of goods or services.

In Guatemala, the income tax rate for 2014 was 28% and it decreased for 2015 to 25%, as scheduled.

On November 18, 2014, a tax reform became effective in Venezuela. This reform included changes on how the carrying value of operating losses is reported. The reform established that operating losses carried forward year over year (but limited to three fiscal years) may not exceed 25% of the taxable income in the relevant period. The reform also eliminated the possibility to carry over losses relating to inflationary adjustments and included changes that grant Venezuelan tax authorities broader powers and authority in connection with their ability to enact administrative rulings related to income tax withholding and to collect taxes and increase fines and penalties for tax-related violations, including the ability to confiscate assets without a court order.

Taxation of Beverages

All the countries in which Coca-Cola FEMSA operates, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 16% in Mexico, 12% in Guatemala, 15% in Nicaragua, 16.2% in Costa Rica, 16% in Colombia (applied only to the first sale in the supply chain), 12% in Venezuela, 21% in Argentina, and in Brazil 17% in the states of Mato Grosso do Sul and Goiás and 18% in the states of São Paulo, Minas Gerais, Paraná and Rio de Janeiro. The state of Rio de Janeiro also charges an additional 1% as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, Coca-Cola FEMSA is responsible for charging and collecting the value-added tax from each of its retailers in Brazil, based on average retail prices for each state where it operates, defined primarily through a survey conducted by the government of each state, which in 2014 represented an average taxation of approximately 9.4% over net sales.

In addition, several of the countries in which Coca-Cola FEMSA operates impose the following excise or other taxes:

•

Mexico imposes an excise tax of Ps. 1.00 per liter on the production, sale and importation of beverages with added sugar and HFCS as of January 1, 2014. This tax is applied only to the first sale and Coca-Cola FEMSA is responsible for charging and collecting this excise tax.

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.3489 as of December 31, 2014) per liter of sparkling beverage.

•

Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, currently assessed at 18.35 colones (Ps. 0.4955 as of December 31, 2014) per 250 ml, and an excise tax currently assessed at 6.373 colones (approximately Ps. 0.174 as of December 31, 2014) per 250 ml.

•	Nicaragua imposes a 9.0% tax on consumption, and municipalities impose a 1.0% tax on our Nicaraguan gross income.

•	Panama imposes a 5.0% tax based on the cost of goods produced and a 10.0% selective consumption tax on syrups, powders and concentrate.

•

Argentina imposes an excise tax of 8.7% on sparkling beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 4.2% on sparkling water and flavored sparkling beverages with 10.0% or more fruit juice, although this excise tax is not applicable to some of Coca-Cola FEMSA’s products.

•

Brazil assesses an average production tax of approximately 4.8% and an average sales tax of approximately 8.8% over net sales. These taxes are fixed by the federal government based on national average retail prices obtained through surveys. The national average retail price of each product and presentation is multiplied by a fixed rate combined with specific multipliers for each presentation, to obtain a fixed tax per liter, per product and presentation. These taxes are applied only to the first sale and Coca-Cola FEMSA is responsible for charging and collecting these taxes from each of its retailers. Beginning on May 1, 2015, these federal taxes will be applied based on the price sold, as detailed in Coca-Cola FEMSA’s invoices, instead of an average retail price combined with a fixed tax rate and multiplier per presentation. Based on this new calculation, Coca-Cola FEMSA expects production tax will range between 3.2% and 4.0% and sales tax will range between 8.3% and 11.7%.

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

In addition, we are subject to the Ley de Aguas Nacionales de 1992 (as amended, the 1992 Water Law), enforced by the Comisión Nacional del Agua (National Water Commission). Adopted in December 1992, and amended in 2004, the 1992 Water Law provides that plants located in Mexico that use deep water wells to supply their water requirements must pay a fee to the local governments for the discharge of residual waste water to drainage. Pursuant to this law, certain local authorities test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by the National Water Commission. In the case of non-compliance with the law, penalties, including closures, may be imposed. All of Coca-Cola FEMSA’s bottling plants located in Mexico have met these standards. In addition, Coca-Cola FEMSA’s plants in Apizaco and San Cristóbal are certified with ISO 14001.

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

Additionally, several of our subsidiaries have entered into long-term wind power purchase agreements with wind park developers in Mexico to receive electrical energy for use at production and distribution facilities of FEMSA and Coca-Cola FEMSA throughout Mexico, as well as for a significant number of OXXO stores.

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

Colombia

Coca-Cola FEMSA’s Colombian operations are subject to several Colombian federal and state laws and regulations related to the protection of the environment and the disposal of treated water and toxic and hazardous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. In addition, on February 6, 2012, Colombia promulgated Decree No. 303, which requires Coca-Cola FEMSA to apply for an authorization to discharge its water into public waterways. Coca-Cola FEMSA is engaged in nationwide reforestation programs, and campaigns for the collection and recycling of glass and plastic bottles. Coca-Cola FEMSA has also obtained and maintained the ISO 9001, ISO 14001, OHSAS 18001, FSSC 22000 and PAS 220 certifications for its plants located in Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in its production processes, which is evidence of its strict level of compliance with relevant Colombian regulations. Coca-Cola FEMSA’s six plants joined a small group of companies that have obtained these certifications. Coca-Cola FEMSA’s new plant located in Tocancipá commenced operations in February 2015 and Coca-Cola FEMSA expects that it will obtain the Leadership in Energy and Environmental Design (LEED) certification.

Venezuela

Coca-Cola FEMSA’s Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Ley Orgánica del Ambiente (Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (Substance, Material and Dangerous Waste Law), the Ley Penal del Ambiente (Criminal Environmental Law) and the Ley de Aguas (Water Law). Since the enactment of the Organic Environmental Law in 1995, Coca-Cola FEMSA’s Venezuelan subsidiary has presented the proper authorities with plans to bring their production facilities and distribution centers into compliance with applicable laws, which mainly consist of building or expanding the capacity of water treatment plants in Coca-Cola FEMSA’s bottling facilities. Coca-Cola FEMSA currently has water treatment plants in its bottling facilities located in the city of Barcelona, Valencia and in its Antimano bottling plant in Caracas and Coca-Cola FEMSA is concluding the construction and expansion of its current water treatment plant in its bottling facility in Maracaibo, which is expected to commence operations in the fourth quarter of 2015. In December 2011, Coca-Cola FEMSA obtained the ISO 14000 certification for all of its plants in Venezuela.

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

Coca-Cola FEMSA’s production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant of Jundiaí has been certified for GAO-Q and GAO-E. In addition, the plants of Jundiaí, Mogi das Cruzes, Campo Grande, Marília, Maringá, Curitiba and Bauru have been certified for (i) ISO 9001: 2008; (ii) ISO 14001: 2004 and; (iii) norm OHSAS 18001: 2007. In 2012, the Jundiaí, Campo Grande, Bauru, Marília, Curitiba, Maringá, Porto Real and Mogi das Cruzes plants were certified in standard FSSC22000.

In Brazil, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, came into effect in May 2008. This regulation requires Coca-Cola FEMSA to collect for recycling a specified annual percentage of plastic bottles made from PET sold in the City of São Paulo; such percentage increases each year. Beginning in May 2011, Coca-Cola FEMSA was required to collect 90% of the PET bottles sold in the city of São Paulo for recycling. Currently, Coca-Cola FEMSA is not able to collect the entire required volume of PET bottles it has sold in the City of São Paulo for recycling. Since Coca-Cola FEMSA does not meet the requirements of this regulation, which we believe to be more onerous than those imposed by the countries with the highest recycling standards, it could be fined and be subject to other sanctions, such as the suspension of operations in any of its plants and/or distribution centers located in the City of São Paulo. In May 2008, Coca-Cola FEMSA, together with other bottlers in the city of São Paulo, through the Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas (Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance. In addition, in November 2009, in response to a municipal authority request for Coca-Cola FEMSA to demonstrate the destination of the PET bottles sold by it in the City of São Paulo, Coca-Cola FEMSA filed a motion showing all of its recycling programs and requesting a more practical timeline to comply with the requirements of the law. In October 2010, the municipal authority of the City of São Paulo levied a fine on Coca-Cola FEMSA’s Brazilian operating subsidiary of 250,000 Brazilian reais (approximately Ps. 1.4 million as of December 31, 2014) on the grounds that the report submitted by Coca-Cola FEMSA’s Brazilian operating subsidiary did not comply with the 75% proper disposal requirement for the period from May 2008 to May 2010. Coca-Cola FEMSA filed an appeal against this fine, which was denied by the municipal authority in May 2013, and the administrative stage is therefore closed. Coca-Cola FEMSA is currently evaluating next steps. In July 2012, the State Appellate Court of São Paulo rendered a decision admitting an interlocutory appeal filed on behalf of ABIR suspending the fines and other sanctions to ABIR’s associated companies, including Coca-Cola FEMSA’s Brazilian subsidiary, for alleged noncompliance with the recycling municipal regulation up to the final resolution of the lawsuit. Coca-Cola FEMSA is currently awaiting final resolution of the lawsuit filed on behalf of ABIR. We cannot assure you that these measures will have the desired effect or that Coca-Cola FEMSA will prevail in its judicial challenge.

In August 2010, Law No. 12.305/2010 established the Brazilian National Solid Waste Policy. This policy is based on the principle of shared responsibility between the government, companies and the public, and provides for the post-consumption return of products to companies and requires public authorities to implement waste management programs. This law is regulated by Federal Decree No. 7.404/2010, and was published in December 2010. In response to the Brazilian National Solid Waste Policy, in December 2012, a proposal was provided to the Ministry of the Environment by almost 30 associations involved in the packaging sector, including ABIR in its capacity as representative for The Coca-Cola Company, Coca-Cola FEMSA’s Brazilian subsidiary, and other bottlers. The proposal involved creating a “coalition” to implement systems for reverse logistics packaging non-dangerous waste that makes up the dry portion of municipal solid waste or its equivalent. The goal of the proposal is to create methodologies for sustainable development, and protect the environment, society, and the economy. Coca-Cola FEMSA is currently awaiting a final resolution from the Ministry of Environment, which it expect to receive during 2015.

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

Coca-Cola FEMSA has expended, and may be required to expend in the future, funds for compliance with and remediation under local environmental laws and regulations. Currently, we do not believe that such costs will have a material adverse effect on Coca-Cola FEMSA’s results or financial condition. However, since environmental laws and regulations and their enforcement are becoming increasingly more stringent in Coca-Cola FEMSA’s territories, and there is increased recognition by local authorities of the need for higher environmental standards in the countries where it operates, changes in current regulations may result in an increase in costs, which may have an adverse effect on Coca-Cola FEMSA’s future results or financial condition. Coca-Cola FEMSA is not aware of any significant pending regulatory changes that would require a significant amount of additional remedial capital expenditures.

We do not believe that Coca-Cola FEMSA’s business activities pose a material risk to the environment, and we believe that Coca-Cola FEMSA is in material compliance with all applicable environmental laws and regulations.

Other Regulations

In December 2009, the Venezuelan government issued a decree requiring a reduction in energy consumption by at least 20% for industrial companies whose consumption is greater than two megawatts per hour and to submit an energy-usage reduction plan. Some of Coca-Cola FEMSA’s bottling operations in Venezuela outside of Caracas met this threshold and it submitted a plan, which included the purchase of generators for its plants. In January 2010, the Venezuelan government subsequently implemented power cuts and other measures for all industries in Caracas whose consumption was above 35 kilowatts per hour. In 2011, Coca-Cola FEMSA installed electrical generators in its Antimano, Barcelona, Maracaibo and Valencia bottling facilities to mitigate any such risks and filed the respective energy usage reduction plans with the authorities. In addition, since January 2010, the Venezuelan government has implemented power cuts and other measures for all industries in Caracas whose consumption is above 35 kilowatts per hour and continues to do so.

In August 2010, the Mexican government approved a decree which regulated the sale of food and beverages by elementary and middle schools. In May 2014, the decree was replaced by a new decree that establishes mandatory guidelines applicable to the entire national education system (from elementary school through college). According to the decree, the sale of specific sparkling beverages and still beverages that contain sugar or HFCS by schools is prohibited. Schools are still allowed to sell water and certain still beverages, such as juices and juice-based beverages, that comply with the guidelines established in such decree. We cannot assure you that the Mexican government will not further restrict sales of other of Coca-Cola FEMSA’s products by such schools. These restrictions and any further restrictions could have an adverse impact on Coca-Cola FEMSA’s results of operations.

In January 2012, the Costa Rican government approved a decree which regulates the sale of food and beverages in public schools. The decree came into effect in 2012. According to the decree, the sale of specific sparkling beverages and still beverages that contain sugar, syrup or HFCS in any type of presentation in schools is prohibited. Coca-Cola FEMSA is still allowed to sell water and certain still beverages in schools. In December 2014, the Costa Rican government announced that it will be stricter in the enforcement of this decree. Although Coca-Cola FEMSA is in compliance with this law, we cannot assure you that the Costa Rican government will not further restrict sales of other of Coca-Cola FEMSA’s products in schools in the future; these restrictions and any further restrictions could have an adverse impact on Coca-Cola FEMSA’s results of operations.

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

In November 2014, the Venezuelan government amended the Foreign Investment Law. As part of the amendments made, the law now provides that at least 75% of the value of foreign investment must be comprised of assets located in Venezuela, which may include equipment, supplies or other goods or tangible assets required at the early stages of operations. By the end of the first fiscal year after commencement of operations in Venezuela, investors will be authorized to repatriate up to 80% of the profits derived from their investment. Any profits not otherwise repatriated in a fiscal year, may be accumulated and be repatriated the following fiscal year, together with profits generated during such year. In the event of liquidation, a company may repatriate up to 85% of the value of the foreign investment. Currently, the scope of this law is not entirely clear with respect to the liquidation process.

In September 2012, the Brazilian government issued Law No. 12,619 (Law of Professional Drivers), which regulates the working hours of professional drivers who distribute Coca-Cola FEMSA’s products from its plants to the distribution centers and to retailers and points of sale. Pursuant to this law, employers must keep a record of working hours, including overtime hours, of professional drivers in a reliable manner, such as electronic logbooks or worksheets. Coca-Cola FEMSA is currently in compliance with this law as we follow all these requirements.

In June 2014, the Brazilian government issued Law No. 12,997 (Law of Motorcycle Drivers) which imposes a risk premium of 30% of the base salary payable to all employees who drive motorcycles in their job. This risk premium became enforceable in October 2014, when the related rules and regulations were issued by the Ministry of Labor and Employment. Coca-Cola FEMSA believes that these rules and regulations were unduly issued by such Ministry since it did not comply with all the essential requirements established in Law No. 12,997. In November 2014, Coca-Cola FEMSA, in conjunction with other bottlers of the Coca-Cola system in Brazil and through the ABIR, filed an action against the Ministry of Labor and Employment to suspend the effects of such law. ABIR’s associated companies, including Coca-Cola FEMSA’s Brazilian subsidiary, were issued a preliminary injunction suspending the effects of the law and exempting us from paying the risk premium. We cannot assure you that the Brazilian government will not appeal the injunction with the competent courts in Brazil in order to restore the effects of Law No. 12,997.

In June 2013, following a comprehensive amendment to the Mexican Constitution, a new antitrust authority with autonomy was created: the CFCE. As a result of these amendments, new antitrust and telecommunications specialized courts were created and commenced hearing cases in August 2013. In July 2014, a new federal antitrust law came into effect based on the amended constitutional provisions. As part of these amendments, two new relative monopolistic practices were included: reductions in margins between prices to access essential raw materials and end-user prices of such raw materials and limitation or restriction on access to essential raw materials or supplies. Furthermore, the ability to close a merger or acquisition without antitrust clearance from the CFCE was eliminated. The regular waiting period for authorization has been extended to 60 business days. We cannot assure you that these new amendments and the creation of new governmental bodies and courts will not have an adverse effect on our business or our inorganic growth plans.

In 2013, the government of Argentina imposed a withholding tax at a rate of 10% on dividends paid by Argentine companies to non-Argentine holders. Similarly, in 2013, the government of Costa Rica repealed a tax exemption on dividends paid to Mexican residents. Future dividends will be subject to withholding tax at a rate of 15%.

In January 2014, a new Anti-Corruption Law in Brazil came into effect, which regulates bribery, corruption practices and fraud in connection with agreements entered into with governmental agencies. The main purpose of this law is to impose liability on companies carrying out such practices, establishing fines that can reach up to 20% of a company’s gross revenues in the previous fiscal year. Although Coca-Cola FEMSA believes it is in compliance with this law, if it was found liable for any of these practices, this law would have an adverse effect on its business.

Water Supply

In Mexico, Coca-Cola FEMSA obtains water directly from municipal utility companies and pumps water from its own wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the 1992 Water Law, and regulations issued thereunder, which created the National Water Commission. The National Water Commission is in charge of overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run from five- to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request that concession terms be extended before they expire. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water that is not used by the concessionaire for two consecutive years. However, because the current concessions for each of Coca-Cola FEMSA’s plants in Mexico do not match each plant’s projected needs for water in future years, we successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. These concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations in a timely manner.

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

In addition, Coca-Cola FEMSA obtains water for the production of some of its natural spring water products, such as Manantial in Colombia and Crystal in Brazil, from spring water pursuant to concessions granted.

We cannot assure you that water will be available in sufficient quantities to meet Coca-Cola FEMSA’s future production needs, that it will be able to maintain its current concessions or that additional regulations relating to water use will not be adopted in the future in its territories. We believe that we are in material compliance with the terms of our existing water concessions and that we are in compliance with all relevant water regulations.

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

Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding its results and financial position during the periods discussed in this section:

•

Coca-Cola FEMSA has continued to grow organic volumes at a steady but moderate pace and has successfully integrated its Grupo Yoli Mexican operations, Fluminense and Spaipa Brazilian operations. However, in the short term there is some pressure from the new tax measures in Mexico implemented in January 2014 and from macroeconomic uncertainty in certain South American markets, including currency volatility. Volume growth is mainly driven by the Coca-Cola brand across markets, together with the solid performance of Coca-Cola FEMSA’s still beverage portfolio.

•

FEMSA Comercio has maintained high rates of OXXO store openings and continues to grow in terms of total revenues. FEMSA Comercio has lower operating margins than our beverage business. Given that FEMSA Comercio has lower operating margins and given its fixed cost structure, it is more sensitive to changes in sales which could negatively affect operating margins. In addition, the integration of the new small-format retail businesses could also affect margins at the FEMSA Comercio level, given that these businesses have lower margins than the OXXO business.

•

Our consolidated results of operations are also significantly affected by the performance of the Heineken Group, as a result of our 20% economic interest. Our consolidated net income for 2014 included Ps. 5,244 million related to our non-controlling interest in the Heineken Group, as compared to Ps. 4,587 for 2013.

Our results and financial position are affected by the economic and market conditions in the countries where our subsidiaries conduct their operations, particularly in Mexico. Changes in these conditions are influenced by a number of factors, including those discussed in “Item 3. Key Information—Risk Factors.”

Recent Developments

In February 2015, the Venezuelan government eliminated the SICAD II exchange rate system. As of December 31, 2014, the last day the SICAD II exchange rate was available, the SICAD II exchange rate was 49.99 bolivars to US$ 1.00. We decided to use this SICAD II exchange rate to translate our results for the fourth quarter and the full year 2014 into our reporting currency, the Mexican peso. As a result, we recognized a reduction in equity of Ps. 11,836 million as of December 31, 2014 based on the valuation of our net investment in Venezuela at the SICAD II exchange rate of 49.99 bolivars per U.S. dollar. As of December 31, 2014, our foreign direct investment in Venezuela was Ps. 4,015 million, using the SICAD II exchange rate of 49.99 bolivars per US$ 1.00.

As of February 2015, there are three exchange rates in Venezuela. The official rate of 6.30 bolivars per U.S. dollar rate, the exchange rate determined by the state-run system known as SICAD, and a new exchange rate determined by the state-run system known as SIMADI. The SICAD determines the exchange rates based on limited periodic sales of U.S. dollars through auctions. The SIMADI determines the exchange rates based on supply and demand of U.S. dollars. The SICAD and SIMADI exchange rates in effect as of April 17, 2015, were 12.00 and 196.66 bolivars per US$ 1.00, respectively. The Venezuelan government has established that imports of certain of our raw materials into Venezuela qualify as transactions that may be settled using the official exchange rate of 6.30 bolivars per US$ 1.00. To the extent that imports of these raw materials continue to be so qualified, we will continue to account for these transactions using the official exchange rate. However, we will continue to monitor any changes that may effect the applicable exchange rate that we use to settle imports of our raw materials into Venezuela.

In November 2014, we announced that Federico Reyes Garcia, FEMSA’s Vice President of Corporate Development, would retire on April 1, 2015. Mr. Reyes Garcia will remain on the boards of directors and Finance Committees of FEMSA and Coca-Cola FEMSA. Javier Astaburuaga Sanjines, FEMSA’s Chief Financial and Corporate Officer, replaced Mr. Reyes Garcia as Vice President of Corporate Development. From his new position, Mr. Astaburuaga Sanjines will be closely involved in FEMSA’s strategic and M&A-related processes, and he will also continue to serve on the boards of directors of FEMSA and Coca-Cola FEMSA, as well as on the Heineken Supervisory Board. Effective January 1, 2015, Daniel Alberto Rodríguez Cofré joined FEMSA and on April 1, 2015 he replaced Mr. Astaburuaga Sanjines as Chief Financial and Corporate Officer, and he also serves on the boards of directors of FEMSA and Coca-Cola FEMSA.

Effects of Changes in Economic Conditions

Our results are affected by changes in economic conditions in Mexico, Brazil and in the other countries in which we operate. For the years ended December 31, 2014, 2013, and 2012, 68%, 63% and 62%, respectively, of our total sales were attributable to Mexico. As a result, we have significant exposure to the economic conditions of certain countries, particularly those in Central America, Colombia, Venezuela, Brazil and Argentina, although we continue to generate a substantial portion of our total sales from Mexico. Other than Venezuela, the participation of these other countries as a percentage of our total sales has not changed significantly during the last five years.

The Mexican economy is gradually recovering from a downturn as a result of the impact of the global financial crisis on many emerging economies in 2009. According to INEGI, Mexican GDP expanded by 2.1% in 2014 and by approximately 1.4% and 4.0% in 2013 and 2012, respectively. According to the Banco Nacional de México survey regarding the economic expectations of specialists, Mexican GDP is expected to increase by 3.08% in 2015, as of the latest estimate, published on March 5, 2015. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery in Mexico.

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

Beginning in the fourth quarter of 2012 and through 2014, the exchange rate between the Mexican peso and the U.S. dollar fluctuated from a low of Ps. 11.98 per U.S. dollar, to a high of Ps. 14.79 per U.S. dollar. At December 31, 2014, the exchange rate (noon buying rate) was Ps. 14.75 to US$ 1.00. On April 17, 2015, the exchange rate was Ps. 15.3190 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information.” A depreciation of the Mexican peso or local currencies in the countries in which we operate relative to the U.S. dollar increases our cost of raw materials priced in U.S. dollars, including raw materials whose prices are set with reference to the U.S. dollar. In addition, a depreciation of the Mexican peso or local currencies in the countries in which we operate relative to the U.S. dollar will increase our U.S. dollar-denominated debt obligations, which could negatively affect our financial position and results. However, this effect could be offset by a corresponding appreciation of our U.S. dollar denominated cash position.

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

Critical Accounting Judgments and Estimates

In the application of our accounting policies, which are described in Note 2.3 to our audited consolidated financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

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

We assess at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

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

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•

Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12, “Income Taxes” and IAS 19, “Employee Benefits”, respectively;

•

Liabilities or equity instruments related to share-based payment arrangements of the acquiree or to our share-based payment arrangements entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, “Share-based Payment” at the acquisition date, see Note 3.24 to our audited consolidated financial statements; and

•

Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” are measured in accordance with that Standard.

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

Investments in associates

If we hold, directly or indirectly, 20 per cent or more of the voting power of the investee, it is presumed that we have significant influence, unless it can be clearly demonstrated that this is not the case. If we hold, directly or indirectly, less than 20 per cent of the voting power of the investee, it is presumed that we do not have significant influence, unless such influence can be clearly demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20 per cent-owned corporate investee require a careful evaluation of voting rights and their impact on our ability to exercise significant influence. Management considers the existence of the following circumstances which may indicate that we are in a position to exercise significant influence over a less than 20 per cent-owned corporate investee:

•	Representation on the board of directors or equivalent governing body of the investee;

•	Participation in policy-making processes, including participation in decisions about dividends or other distributions;

•	Material transactions between us and the investee;

•	Interchange of managerial personnel; or

•	Provision of essential technical information.

Management also considers the existence and effect of potential voting rights that are currently exercisable or currently convertible when assessing whether we have significant influence.

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

As mentioned elsewhere in this report and in Note 10 to our audited consolidated financial statements, on January 25, 2013, Coca-Cola FEMSA closed the acquisition of 51% of CCFPI. Coca-Cola FEMSA jointly controls CCFPI with The Coca-Cola Company. This is based on the following factors: (i) during the initial four-year period, some relevant activities require joint approval between Coca-Cola FEMSA and The Coca-Cola Company; and (ii) potential voting rights to acquire the remaining 49% of CCFPI are not likely to be exercised in the foreseeable future due to the fact that the call option was “out of the money” as of December 31, 2014 and 2013. See “Item 4. Information on the Company—Corporate Background.”

Venezuela exchange rates

As is further explained in Note 3.3 to our audited consolidated financial statements, the exchange rate used to account for foreign currency denominated monetary items arising in Venezuela, and also the exchange rate used to translate the financial statements of our Venezuelan subsidiary for group reporting purposes are both key sources of estimation uncertainty in preparing our consolidated financial statements.

Future Impact of Recently Issued Accounting Standards not yet in Effect

We have not applied the following new and revised IFRS and IAS that have been issued but were not yet effective as of December 31, 2014:

•

IFRS 9, “Financial Instruments”: On July 2014, the IASB issued the final version of IFRS 9 which reflects all phases of the financial instruments project and replaces IAS 39, “ Financial Instruments: Recognition and Measurement,” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The transition to IFRS 9 differs in its requirements and is partly retrospective and partly prospective. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. We have not early adopted this IFRS and we have yet to complete our evaluation of whether it will have a material impact on our consolidated financial statements.

•

IFRS 15, “Revenue from Contracts with Customers was issued in May 2014 and applies to annual reporting periods beginning on or after January 1, 2017, although earlier application is permitted. Revenue is recognized as control is passed, either over time or at a point in time. The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry—specific guidance. In applying the revenue model to contracts within its scope, an entity will: 1) Identify the contract(s) with a customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to the performance obligations in the contract; 5) Recognize revenue when (or as) the entity satisfies a performance obligation. Also, an entity needs to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. We have yet to complete our evaluation of whether these changes will have a significant impact on our consolidated financial statements.

•

Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortizacion”: The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on us given that we have not used a revenue-based method to depreciate our non-current assets.

•

Amendments to IFRS 11, “Joint Arrangements; Accounting for acquisitions of interests”: The amendments require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. We anticipate that there will be no impact on the financial statements from the adoption of these amendments because we do not have any investments in a joint operation.

Operating Results

The following table sets forth our consolidated income statement under IFRS for the years ended December 31, 2014, 2013, and 2012:

		Year Ended December 31,
	2014(1)	2014		2013		2012
	(in millions of U.S. dollars and Mexican pesos)
Net sales	$17,816	Ps.	262,779	Ps.	256,804	Ps.	236,922
Other operating revenues	45		670		1,293		1,387

Total revenues	17,861		263,449		258,097		238,309
Cost of goods sold	10,392		153,278		148,443		137,009

Gross profit	7,469		110,171		109,654		101,300
Administrative expenses	694		10,244		9,963		9,552
Selling expenses	4,679		69,016		69,574		62,086
Other income	74		1,098		651		1,745
Other expenses	(86)		(1,277)		(1,439)		(1,973)
Interest expense	(454)		(6,701)		(4,331)		(2,506)
Interest income	58		862		1,225		783
Foreign exchange (loss), net	(61)		(903)		(724)		(176)
Monetary position (loss), net	(22)		(319)		(427)		(13)
Market value gain on financial instruments	5		73		8		8

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	1,610		23,744		25,080		27,530
Income taxes	424		6,253		7,756		7,949
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	348		5,139		4,831		8,470

Consolidated net income	$1,534	Ps.	22,630	Ps.	22,155	Ps.	28,051

Controlling interest net income	1,132		16,701		15,922		20,707
Non-controlling interest net income	402		5,929		6,233		7,344

Consolidated net income	$1,534	Ps.	22,630	Ps.	22,155	Ps.	28,051

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 14.7500 to US$ 1.00, provided solely for the convenience of the reader.

The following table sets forth certain operating results by reportable segment under IFRS for each of our segments for the years ended December 31, 2014, 2013 and 2012.

	Year Ended December 31,
	Percentage Growth (Decrease)
	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
Net sales
Coca-Cola FEMSA	Ps. 146,948	Ps. 155,175	Ps. 146,907	(5.3%	)	5.6%
FEMSA Comercio	109,624	97,572	86,433	12.4%		12.9%
Total revenues
Coca-Cola FEMSA	147,298	156,011	147,739	(5.6%	)	5.6%
FEMSA Comercio	109,624	97,572	86,433	12.4%		12.9%
Cost of goods sold
Coca-Cola FEMSA	78,916	83,076	79,109	(5.0%	)	5.0%
FEMSA Comercio	70,238	62,986	56,183	11.5%		12.1%
Gross profit
Coca-Cola FEMSA	68,382	72,935	68,630	(6.2%	)	6.3%
FEMSA Comercio	39,386	34,586	30,250	13.9%		14.3%
Administrative expenses
Coca-Cola FEMSA	6,385	6,487	6,217	(1.6%	)	4.3%
FEMSA Comercio	2,042	1,883	1,666	8.4%		13.0%
Selling expenses
Coca-Cola FEMSA	40,464	44,828	40,223	(9.7%	)	11.4%
FEMSA Comercio	28,492	24,707	21,686	15.3%		13.9%
Depreciation
Coca-Cola FEMSA	6,072	6,371	5,078	(4.7%	)	25.5%
FEMSA Comercio	2,779	2,328	1,940	19.4%		20.0%
Gross margin(1)(2)
Coca-Cola FEMSA	46.4%	46.7%	46.5%	(0.3p.p.	)	0.2p.p.
FEMSA Comercio	35.9%	35.4%	35.0%	0.5p.p.		0.4p.p.
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes
Coca-Cola FEMSA	(125)	289	180	(143.3%	)(4)	60.6%
FEMSA Comercio	37	11	(23)	236.4%		147.8%
CB Equity(3)	5,244	4,587	8,311	14.3%		(44.8%	)

(1)	Gross margin is calculated with reference to total revenues.

(2)	As used herein, p.p. refers to a percentage point increase (or decrease) contrasted with a straight percentage increase (or decrease).

(3)	CB Equity holds Heineken N.V. and Heineken Holding N.V. shares.

(4)	Reflects the percentage decrease between the gain of ps. 289 million recorded in 2013 and the loss of ps. 125 million recorded in 2014.

Results from our Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

FEMSA Consolidated

FEMSA’s consolidated total revenues increased 2.1% to Ps. 263,449 million in 2014 compared to Ps. 258,097 million in 2013. Coca-Cola FEMSA’s total revenues decreased 5.6% to Ps. 147,298 million, driven by the negative translation effect resulting from using the SICAD II exchange rate to translate the Venezuelan operation. FEMSA Comercio’s revenues increased 12.4% to Ps. 109,624 million, mainly driven by the opening of 1,132 net new stores combined with an average increase of 2.7% in same-store sales.

Consolidated gross profit increased 0.5% to Ps. 110,171 million in 2014 compared to Ps. 109,654 million in 2013. Gross margin decreased 70 basis points to 41.8% of consolidated total revenues compared to 2013, reflecting margin contraction at Coca-Cola FEMSA.

Consolidated administrative expenses increased 2.8% to Ps. 10,244 million in 2014 compared to Ps. 9,963 million in 2013. As a percentage of total revenues, consolidated administrative expenses remained stable at 3.9% in 2014.

Consolidated selling expenses decreased 0.8% to Ps. 69,016 million in 2014 as compared to Ps. 69,574 million in 2013. As a percentage of total revenues, selling expenses decreased 80 percentage points, from 26.9% in 2013 to 26.1% in 2014.

Some of our subsidiaries pay management fees to us in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Other income mainly includes gains on sales of shares and long-lived assets and the write-off of certain contingencies. During 2014, other income increased to Ps. 1,098 million from Ps. 651 million in 2013, primarily driven by the write-off of certain contingencies.

Other expenses mainly include disposal and impairment of long-lived assets, contingencies, as well as their subsequent interest and penalties, severance payments derived from restructuring programs and donations. During 2014, other expenses decreased to Ps. 1,277 million from Ps. 1,439 million in 2013.

Net financing expenses increased to Ps. 6,988 million from Ps. 4,249 million in 2013, driven by an interest expense of Ps. 6,701 million in 2014 compared to Ps. 4,331 million in 2013 resulting from higher financing expenses related to bonds issued in 2014 by FEMSA and Coca-Cola FEMSA.

Our accounting provision for income taxes in 2014 was Ps. 6,253 million, as compared to Ps. 7,756 million in 2013, resulting in an effective tax rate of 26.3% in 2014, as compared to 30.9% in 2013, mainly driven by a lower effective tax rate registered during 2014 in Coca-Cola FEMSA.

Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes, increased 6.4% to Ps. 5,139 million in 2014 compared with Ps. 4,831 million in 2013, mainly driven by an increase in FEMSA’s participation in Heineken results.

Consolidated net income was Ps. 22,630 million in 2014 compared to Ps. 22,155 million in 2013, resulting from a lower tax rate combined with an increase in FEMSA’s 20% participation in Heineken’s results, which more than compensated for higher financing expenses related to bonds issued in 2014 by Coca-Cola FEMSA and FEMSA. Controlling interest amounted to Ps. 16,701 million in 2014 compared to Ps. 15,922 million in 2013. Controlling interest in 2014 per FEMSA Unit was Ps. 4.67 (US$ 3.16 per ADS).

Coca-Cola FEMSA

Coca-Cola FEMSA’s reported consolidated total revenues decreased 5.6% to Ps. 147,298 million in 2014 driven by the negative translation effect resulting from using the SICAD II exchange rate to translate the results of its Venezuelan operation. Excluding the recently integrated territories of Companhia Fluminense and Spaipa in Brazil and the integration of Grupo Yoli in Mexico, total revenues were Ps. 134,088. On a currency neutral basis and excluding the non-comparable effect of Fluminense and Spaipa in Brazil, and Grupo Yoli in Mexico, total revenues grew 24.7%, driven by average price per unit case growth in most of our territories and volume growth in Brazil, Colombia, Venezuela and Central America.

Total sales volume increased 6.6% to 3,417.3 million unit cases in 2014, as compared to 2013. Excluding the integration of Grupo Yoli in Mexico and Fluminense and Spaipa in Brazil, volumes declined 0.7% to 3,182.8 million unit cases, mainly due to the volume contraction originated by the price increases implemented due to the excise tax in Mexico.

On the same basis, the bottled water portfolio grew 5.0%, driven by Crystal in Brazil, Aquarius and Bonaqua in Argentina, Nevada in Venezuela and Manantial in Colombia. The still beverage category grew 1.9%, mainly driven by the performance of the Jugos del Valle line of business in Colombia, Venezuela and Brazil, and Powerade across most of Coca-Cola FEMSA’s territories. These increases partially compensated the performance of Coca-Cola FEMSA’s sparkling beverage category which declined 0.9% driven by the volume contraction in Mexico and a 3.5% volume decline in its bulk water business.

Consolidated average price per unit case decreased 13.2% reaching Ps. 40.92 in 2014, as compared to Ps. 47.15 in 2013. This decline was driven by the previously mentioned negative translation effect in Venezuela. In local currency, average price per unit case increased in all of Coca-Cola FEMSA’s territories, with the exception of Colombia.

Gross profit decreased 6.2% to Ps. 68,382 million in 2014. This decline was driven by the previously mentioned negative translation effect in Venezuela. In local currency, lower sweetener and PET prices in most of Coca-Cola FEMSA’s operations were offset by the depreciation of the average exchange rate of the Argentine peso, the Brazilian reais, the Colombian peso and the Mexican peso as applied to Coca-Cola FEMSA’s U.S. dollar-denominated raw material costs. Reported gross margin reached 46.4% in 2014.

For Coca-Cola FEMSA the component of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to Coca-Cola FEMSA’s production facilities, wages and other employment costs associated with labor force employed at its production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of Coca-Cola FEMSA’s products in the local currency, net of applicable taxes. Packaging materials, mainly PET and aluminum, and High Fructose Corn Syrup (“HFCS”), used as a sweetener in some countries, are denominated in U.S. dollars.

Administrative and selling expenses as a percentage of total revenues decreased 110 basis points to 31.8% in 2014 as compared to 2013. Administrative and selling expenses in absolute terms decreased 8.7% mainly as a result of the lower contribution of Venezuela, which was driven by the previously mentioned negative translation effect. In local currency, operating expenses decreased as a percentage of revenues in most of Coca-Cola FEMSA’s operations, despite of continued marketing investments across its territories to support Coca-Cola FEMSA’s marketplace execution and bolster its returnable presentation base, higher labor costs in Venezuela and Argentina, and higher freight cost in Brazil and Venezuela.

As used by Coca-Cola FEMSA, the term “comprehensive financing result” refers to the combined financial effects of net interest expenses, net financial foreign exchange gains or losses, and net gains or losses on monetary position from the hyperinflationary countries in which Coca-Cola FEMSA operates. Net financial foreign exchange gains or losses represent the impact of changes in foreign-exchange rates on financial assets or liabilities denominated in currencies other than local currencies and gains or losses resulting from derivative financial instruments. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever comes first, and the date it is repaid or the end of the period, whichever comes first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Comprehensive financing result in 2014 recorded an expense of Ps. 6,422 million as compared to an expense of Ps. 3,773 million in 2013. This increase was mainly driven by (i) a higher interest expenses due to a larger debt position and (ii) a foreign exchange loss mainly as a result of the depreciation of the end-of-period exchange rate of the Mexican peso during the year, as applied to a higher US dollar-denominated net debt position.

During 2014, income tax, as a percentage of income before taxes, was 25.8% as compared to 33.3% in 2013. The lower effective tax rate registered during 2014 is mainly related to (i) a smaller contribution from our Venezuelan subsidiary (resulting from the use of the SICAD II rate for translation purposes) which carries a higher effective tax rate, (ii) the inflationary tax effects in Venezuela, and (iii) a one-time benefit resulting from the settlement of certain contingent tax liabilities under the tax amnesty program offered by the Brazilian tax authorities, which was registered during the third quarter of 2014.

Coca-Cola FEMSA’s consolidated net controlling interest income reached Ps. 10,542 million in 2014 as compared to Ps. 11,543 million in 2013. Earnings per share (“EPS”) in the full year of 2014 were 5.09 (Ps. 50.86 per ADS) computed on the basis of 2,072.9 million shares outstanding (each ADS represents 10 local shares).

FEMSA Comercio

FEMSA Comercio total revenues increased 12.4% to Ps. 109,624 million in 2014 compared to Ps. 97,572 million in 2013, primarily as a result of the opening of 1,132 net new stores during 2014, together with an average increase in same-store sales of 2.7%. As of December 31, 2014, there were a total of 12,853 stores. FEMSA Comercio same-store sales increased an average of 2.7% compared to 2013, driven by a 2.7% increase in average customer ticket while store traffic remained stable.

Cost of goods sold increased 11.5% to Ps. 70,238 million in 2014, below total revenue growth, compared with Ps. 62,986 million in 2013. Gross margin expanded 50 percentage points to reach 35.9% of total revenues. This increase reflects a more effective collaboration and execution with our key supplier partners, including higher and more efficient joint use of promotion-related resources, as well as objective-based incentives.

Administrative expenses increased 8.4% to Ps. 2,042 million in 2014, compared with Ps. 1,883 million in 2013; however, as a percentage of sales, they remained stable at 1.9%. Selling expenses increased 15.3% to Ps. 28,492 million in 2014 compared with Ps. 24,707 million in 2013. The increase in operating expenses was driven by (i) the strong growth in new stores, (ii) expenses related to the incorporation of the drugstore and quick-service restaurant operations and (iii) the strengthening of FEMSA Comercio’s business and organizational structure in preparation for the growth of new operations, particularly drugstores.

Results from our Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

FEMSA Consolidated

FEMSA’s consolidated total revenues increased 8.3% to Ps. 258,097 million in 2013 compared to Ps. 238,309 million in 2012. Both beverages and retail operations contributed positively to this revenue growth. Coca-Cola FEMSA’s total revenues increased 5.6% to Ps. 156,011 million, driven by the integration of the beverage divisions of Grupo Fomento Queretano and Grupo Yoli in Mexico and Companhia Fluminense and Spaipa in Brazil. FEMSA Comercio’s revenues increased 12.9% to Ps. 97,572 million, mainly driven by the opening of 1,120 net new stores combined with an average increase of 2.4% in same-store sales.

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

Consolidated selling expenses increased 12.1% to Ps. 69,574 million in 2013 as compared to Ps. 62,086 million in 2012. This increase was attributable to greater selling expenses at Coca-Cola FEMSA and FEMSA Comercio. As a percentage of total revenues, selling expenses increased 90 basis points, from 26.0% in 2012 to 26.9% in 2013.

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

Net financing expenses increased to Ps. 4,249 million from Ps. 1,904 million in 2012, driven by an interest expense of Ps. 4,331 million in 2013 compared to Ps. 2,506 million in 2012 resulting from higher financing expenses related to bonds issued by FEMSA and Coca-Cola FEMSA.

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

Consolidated net income was Ps. 22,155 million in 2013 compared to Ps. 28,051 million in 2012, resulting from a tough comparable base caused by a non-cash exceptional gain related to the revaluation of certain equity interests held by Heineken in Asia in the fourth quarter of 2012, as well as by higher financing expenses, which were modestly offset by the growth in income from operations. Controlling interest net income amounted to Ps. 15,922 million in 2013 compared to Ps. 20,707 million in 2012, which difference was also due principally to a tough comparable base caused by a non-cash exceptional gain related to the revaluation of certain equity interests held by Heineken in Asia in the fourth quarter of 2012. Controlling interest net income per FEMSA Unit in 2013 was Ps. 4.45 (US$ 3.40 per ADS).

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

Total sales volume increased 5.2% to 3,204.6 million unit cases in 2013, as compared to 2012. Excluding the integration of Grupo Fomento Queretano and Grupo Yoli in Coca-Cola FEMSA’s Mexican operations and Spaipa and Companhia Fluminense in its Brazilian operations, volumes remained flat at 3,055.2 million unit cases in 2013. On the same basis, the still beverage category grew 8.5%, mainly driven by the performance of the Jugos del Valle line of business, Powerade and FUZE tea across Coca-Cola FEMSA’s territories. In addition and excluding the newly integrated territories, Coca-Cola FEMSA’s bottled water portfolio grew 5.3%, driven by the performance of Ciel, Bonaqua, and Brisa brands. These increases compensated for flat volumes in Coca-Cola FEMSA’s sparkling beverage category and a 2.2% decrease in its bulk water business.

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

Gross profit increased 6.3% to Ps. 72,935 million in 2013, as compared to 2012. Cost of goods sold increased 5.0%, mainly as a result of lower sugar prices in most of Coca-Cola FEMSA’s territories in combination with the appreciation of the average exchange rate of the Mexican peso, which compensated for the depreciation of the average exchange rate of the Venezuelan bolivar, the Argentine peso, the Brazilian reais and the Colombian peso as applied to Coca-Cola FEMSA’s U.S. dollar-denominated raw material costs. Gross margin reached 46.7%, an increase of 20 basis points as compared to 2012.

For Coca-Cola FEMSA, the components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to Coca-Cola FEMSA’s production facilities, wages and other employment costs associated with the labor force employed at its production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of Coca-Cola FEMSA’s products in local currency net of applicable taxes. Packaging materials, mainly PET and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

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

Comprehensive financing result for Coca-Cola FEMSA in 2013 recorded an expense of Ps. 3,773 million as compared to an expense of Ps. 1,246 million in 2012. This increase was mainly driven by higher interest expense due to a larger debt position and a foreign exchange loss mainly as a result of the depreciation of the end-of-period exchange rate of the Mexican peso during the year as applied to a higher U.S. dollar-denominated net debt position.

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

On January 25, 2013, as part of Coca-Cola FEMSA’s efforts to expand its geographic reach, it acquired a 51% non-controlling majority stake in CCFPI. Coca-Cola FEMSA currently recognizes the results of CCFPI using the equity method and reflects such results in its Mexico and Central America division. In 2013, Coca-Cola FEMSA recognized equity income of Ps. 108 million regarding its economic interest in CCFPI. Coca-Cola FEMSA reports its equity method investment in CCFPI as a separate reporting segment. For further information see Note 26 to our audited consolidated financial statements.

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

Cost of goods sold increased 12.1% to Ps. 62,986 million in 2013, below total revenue growth, compared with Ps. 56,183 million in 2012. As a result, gross profit reached Ps. 34,586 million in 2013, which represented a 14.3% increase from 2012. Gross margin expanded 40 basis points to reach 35.4% of total revenues. This increase reflects (i) a positive mix shift due to the growth of higher margin categories, and (ii) a more effective collaboration and execution with our key supplier partners, including higher and more efficient joint use of promotion-related marketing resources, as well as objective-based incentives.

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

Liquidity and Capital Resources

Liquidity

Each of our sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2014, 81% of our outstanding consolidated total indebtedness was at the level of our sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Anticipating liquidity needs for general corporate purposes, in May 2013 we issued US$ 300 million in aggregate principal amount of 2.875% Senior Notes due 2023 and US$ 700 million in aggregate principal amount of 4.375% Senior Notes due 2043. In addition, in November 2013 and January 2014, Coca-Cola FEMSA issued US$ 1,000 million in aggregate principal amount of 2.375% Senior Notes due 2018, US$ 900 million in aggregate principal amount of 3.875% Senior Notes due 2023 and US$ 600 million in aggregate principal amount of 5.250% Senior Notes due 2043. We may decide to incur additional indebtedness at our holding company in the future to finance the operations and capital requirements of our subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, we depend on dividends and other distributions from our subsidiaries to service our indebtedness and to finance our operations and capital requirements.

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

Our sub-holding companies generally incur short-term indebtedness in the event that they are temporarily unable to finance operations or meet capital requirements with cash from operations. A significant decline in the business of any of our sub-holding companies may affect the sub-holding company’s ability to fund its capital requirements. A significant and prolonged deterioration in the economies in which we operate or in our businesses may affect our ability to obtain short-term and long-term credit or to refinance existing indebtedness on terms satisfactory to us.

The following is a summary of the principal sources and uses of cash for the years ended December 31, 2014, 2013 and 2012, from our consolidated statement of cash flows:

Principal Sources and Uses of Cash

Years ended December 31, 2014, 2013 and 2012

(in millions of Mexican pesos)

	2014	2013	2012
Net cash flows provided by operating activities	Ps. 37,364	Ps. 28,758	Ps. 30,785
Net cash flows (used in) investing activities	(15,608)	(55,231)	(14,643)
Net cash flows (used in) provided by financing activities	(9,288)	20,584	(3,418)
Dividends paid	(3,152)	(16,493)	(9,186)

Principal Sources and Uses of Cash for the Year ended December 31, 2014 Compared to the Year Ended December 31, 2013

Our net cash generated by operating activities was Ps. 37,364 million for the year ended December 31, 2014 compared to Ps. 28,758 million generated by operating activities for the year ended December 31, 2013, an increase of Ps. 8,606 million. This increase was mainly the result of increased financing from suppliers in the amount of Ps. 6,393 million, which was partially offset by increased other long-term liabilities of Ps. 2,199 million due to contingencies payments. Also, there was a decrease of income taxes paid of Ps. 3,039 million due to the decline of taxable income over the prior year, a decrease of Ps. 419 in inventories, and finally, there was an increase in accounts receivable of Ps. 3,014 which was offset by other current financial assets in the amount of Ps. 3,244 million. The increase was also partially driven by an increase of Ps. 604 million in our cash flow from operating activities before changes in operating accounts due to our increased sales on a cash basis.

Our net cash used in investing activities was Ps. 15,608 million for the year ended December 31, 2014 compared to Ps. 55,231 million used in investing activities for the year ended December 31, 2013, a decrease of Ps. 39,623 million. This was primarily the result of a decrease in acquisition-related costs in the amount of Ps. 40,675 million, given that Coca-Cola FEMSA did not allocate a significant part of its cash to acquire bottling operations as compared to the prior year. This was partially offset by a decrease of Ps. 1,388 million in 2014 of cash inflows, because of fewer cash inflows from our held to maturity investments.

Our net cash used in financing activities was Ps. 9,288 million for the year ended December 31, 2014 compared to Ps. 20,584 million generated by financing activities for the year ended December 31, 2013, a decrease of Ps. 29,872 million. This decrease was primarily due to lower proceeds from bank borrowings in 2014 of Ps. 5,354 million as compared to Ps. 78,907 million in 2013, offset by payments on bank loans of Ps. 5,721 million in 2014 compared to Ps. 39,962 million in 2013 as well as lower dividend payments of Ps. 3,152 million compared to Ps. 16,493 million in 2013. Finally, this was partially offset by an increase of derivative financial instruments costs of Ps. 2,964 million.

Principal Sources and Uses of Cash for the Year ended December 31, 2013 Compared to the Year Ended December 31, 2012

Our net cash generated by operating activities was Ps. 28,758 million for the year ended December 31, 2013 compared to Ps. 30,785 million for the year ended December 31, 2012, a decrease of Ps. 2,027 million. This decrease was primarily the result of lower financing from suppliers in the amount of Ps. 3,316 million as well as higher amounts of income taxes paid of Ps. 934 million because of higher levels of taxable income, and increased accounts receivable of Ps. 1,202 million. This was partially offset by an increase of Ps. 2,900 million in our cash flow from operating activities before changes in operating accounts due to our increased sales on a cash basis.

Our net cash used in investing activities was Ps. 55,231 million for the year ended December 31, 2013 compared to Ps. 14,643 million for the year ended December 31, 2012, an increase of Ps. 40,588 million. This increase was primarily due to the acquisition of Grupo Yoli for Ps. 1,046 million, Companhia Fluminense for Ps. 4,648 million, Spaipa for Ps. 23,056 million, other acquisitions of Ps. 3,021 million and an investment in shares of Coca-Cola Bottlers Philippines for Ps. 8,904 million in 2013.

Our net cash generated by financing activities was Ps. 20,584 million for the year ended December 31, 2013 compared to net cash used in financing activities of Ps. 3,418 million for the year ended December 31, 2012, an increase of Ps. 24,002 million. This increase was primarily due to higher proceeds from bank borrowings in 2013 of Ps. 78,907 million as compared to Ps. 14,048 million in 2012, offset by higher amounts of payments on bank loans of Ps. 39,962 million in 2013 as compared to Ps. 5,872 million in 2012 as well as higher dividend payments of Ps. 16,493 million in 2013 compared to Ps. 9,186 million in 2012. Cash generated by financing activities was primarily used to finance our business acquisitions.

Consolidated Total Indebtedness

Our consolidated total indebtedness as of December 31, 2014 was Ps. 84,488 million compared to Ps. 76,748 million in 2013 and Ps. 37,342 million as of December 31, 2012. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 1,553 million and Ps. 82,935 million, respectively, as of December 31, 2014, as compared to Ps. 3,827 million and Ps. 72,921 million, respectively, as of December 31, 2013, and Ps. 8,702 million and Ps. 28,640 million, respectively, as of December 31, 2012. Cash and cash equivalents were Ps. 35,497 million as of December 31, 2014, as compared to Ps. 27,259 million as of December 31, 2013 and Ps. 36,521 million as of December 31, 2012.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2014.

	Maturity
	Less than 1 year	1 - 3 years	3 - 5 years	In excess of 5 years	Total
	(in millions of Mexican pesos)
Long-Term Debt
Mexican pesos	Ps. —	Ps. 6,072	—	Ps. 9,988	Ps. 16,060
Brazilian reais	180	287	179	111	757
Colombian pesos	492	277	—	—	769
U.S. dollars	30	2,108	19,516	43,433	65,087
Argentine pesos	141	400	—	—	541
Capital Leases
Brazilian reais	261	385	129	50	825
Interest payments(1)
Mexican pesos	1,463	2,686	2,363	12,193	18,705
Brazilian reais	82	142	110	81	415
Colombian pesos	29	16	—	—	45
U.S. dollars	1,832	3,627	3,102	13,200	21,761
Argentine pesos	186	117	—	—	303
Interest Rate Swaps and Cross Currency Swaps(2)
Mexican pesos	1,650	3,755	2,826	9,439	17,670
Brazilian reais	2,768	5,497	3,164	15,211	26,640
Colombian pesos	28	16	—	—	44
U.S. dollars	1,240	4,144	1,713	7,862	14,959
Argentine pesos	187	51	—	—	238
Operating leases
Mexican pesos	3,434	6,474	5,866	15,672	31,446

	Maturity
	Less than 1 year	1 - 3 years	3 - 5 years	In excess of 5 years	Total
	(in millions of Mexican pesos)
U.S. dollars	196	347	342	361	1,246
Others	29	8	7	3	47
Commodity price contracts
Sugar(3)	1,341	989	—	—	2,330
Aluminum(3)	361	177	—	—	538
Expected benefits to be paid for pension and retirement plans, seniority premiums, post-retirement medical services and post-employment	622	557	565	1,657	3,401
Other long-term liabilities(4)	—	—	—	8,024	8,024

(1)	Interest was calculated using long-term debt as of and interest rate amounts in effect on December 31, 2014 without considering interest rate swap agreements. The debt and applicable interest rates in effect are shown in Note 18 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 14.7180 per US$ 1.00, the exchange rate quoted to us by Banco de México for the settlement of obligations in foreign currencies on December 31, 2014.

(2)	Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the rates giving effect to interest rate swaps and cross currency swaps applied to long-term debt as of December 31, 2014, and the market value of the unhedged cross currency swaps (the amount of debt used in the calculation of the interest was obtained by converting only the units of investment debt for the related cross currency swap, and it also includes the effect of related interest rate swaps).

(3)	Reflects the notional amount of the futures and forward contracts used to hedge sugar and aluminum cost with a fair value liability of Ps. 409 million; see Note 20.6 to our audited consolidated financial statements.

(4)	Other long-term liabilities include provisions and others, but not deferred taxes. Other long-term liabilities additionally reflects those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

As of December 31, 2014, Ps. 1,553 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).

As of December 31, 2014, our consolidated average cost of borrowing, after giving effect to the cross currency and interest rate swaps, was approximately 7.7% (the total amount of debt used in the calculation of this percentage was obtained by converting only the units of investment debt for the related cross currency swap, and it also includes the effect of related interest rate swaps). As of December 31, 2013 our consolidated average cost of borrowing, after giving effect to the cross currency swaps, was 4.7%. As of December 31, 2014, after giving effect to cross currency swaps, approximately 42.7% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 22.6% in U.S. dollars, 1.0% in Colombian pesos, 1.1% in Argentine pesos and the remaining 32.7% in Brazilian reais.

Overview of Debt Instruments

The following table shows the allocations of total debt of our company as of December 31, 2014:

	Total Debt Profile of the Company
	FEMSA and Others	Coca-Cola FEMSA	FEMSA Comercio	Total Debt
	(in millions of Mexican pesos)
Short-term Debt
Argentine pesos:
Bank loans	Ps. —	Ps. 301	—	Ps. 301
Brazilian reais
Bank loans	148	—	—	148
Long-term Debt(1)
Mexican pesos:
Units of Investment (UDIs)	3,599	—	—	3,599
Senior notes	—	12,461	—	12,461
U.S. dollars:
Bank loans	—	6,986	—	6,986
Senior Notes	14,209	43,893	—	58,102
Brazilian reais:
Bank loans	440	316	—	756
Capital leases	65	760	—	825
Colombian pesos:
Bank loans	—	769	—	769
Argentine pesos:
Bank loans	—	541	—	541
Total	Ps. 18,461	Ps. 66,027	Ps. —	Ps. 84,488
Average Cost(2)
Mexican pesos	6.5%	4.9%	—	5.6%
U.S. dollars	—	6.1%	—	6.1%
Brazilian reais	7.8%	11.0%	—	10.9%
Argentine pesos	—	26.9%	—	26.9%
Colombian pesos	—	5.9%	—	5.9%
Total	6.6%	8.0%	—	7.7%

(1)	Includes the Ps. 1,104 million current portion of long-term debt.

(2)	Includes the effect of cross currency and interest rate swaps (the total amount of the debt used in the calculation of this percentage considers converting only the units of investments debt for the related cross currency swap, and it also includes the effect of related interest rate swaps). Average cost is determined based on interest rates as of December 31, 2014.

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

As of December 31, 2014, Coca-Cola FEMSA was in compliance with all of its covenants. FEMSA was not subject to any financial covenants as of that date. A significant and prolonged deterioration in our consolidated results could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Summary of Debt

The following is a summary of our indebtedness by sub-holding company and for FEMSA as of December 31, 2014:

Coca-Cola FEMSA

•

Coca-Cola FEMSA’s total indebtedness was Ps. 66,027 million as of December 31, 2014. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 1,206 million and 64,821 million, respectively. As of December 31, 2014, cash and cash equivalents were Ps. 12,958 million and were comprised of 64% U.S. dollars, 9% Mexican pesos, 11% Brazilian reais, 11% Venezuelan bolivars, 2% Argentine pesos, 2% Colombian pesos and 1% Costa Rican colones.

•

As part of Coca-Cola FEMSA’s financing policy, it expects to continue to finance its liquidity needs with cash from operations. Nonetheless, as a result of regulations in certain countries in which it operates, it may not be beneficial or, as the case of exchange controls in Venezuela, practicable for Coca-Cola FEMSA to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls like those in Venezuela may also increase the real price of remitting cash from operations to fund debt requirements in other countries. In addition, in the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, Coca-Cola FEMSA may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. Coca-Cola FEMSA’s liquidity in Venezuela could be affected by changes in the rules applicable to exchange rates as well as other regulations, such as exchange controls. In addition, in the future Coca-Cola FEMSA may finance its working capital and capital expenditure needs with short-term or other borrowings.

•

Any further changes in the Venezuelan exchange control regime, and future currency devaluations or the imposition of exchange controls in any of the countries in which Coca-Cola FEMSA has operations could have an adverse effect on Coca-Cola FEMSA financial position and liquidity.

FEMSA Comercio

•	As of December 31, 2014, FEMSA Comercio had no debt.

FEMSA and others

•

As of December 31, 2014, FEMSA and others had total outstanding debt of Ps. 18,461 million, which is comprised of Ps. 3,599 million of unidades de inversión (inflation indexed units, or UDIs), which mature in November 2017, Ps. 588 million of bank debt (of which Ps. 455 million is held by our logistics services subsidiary and Ps. 133 million is held by our refrigeration business) in other currencies, Ps. 65 million of finance leases, held by our logistics services subsidiary, with maturity dates between 2015 and 2020, and Ps. 4,308 million of Senior Notes due 2023 and Ps. 9,900 million of Senior Notes due 2043 that we issued in May 2013. See “—Liquidity.” FEMSA and others’ average cost of debt, after giving effect to interest rate swaps and cross currency swaps, as of December 31, 2014, was 6.58% in Mexican pesos (the amount of debt used in the calculation of this percentage was obtained by converting only the units of investments debt for the related cross currency swap, and it also includes the effect of related interest rate swaps).

Contingencies

We have various loss contingencies, for which reserves have been recorded in those cases where we believe an unfavorable resolution is probable and can be reasonably quantified. See “Item 8. Financial Information—Legal Proceedings.” Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.

The following table presents the nature and amount of loss contingencies recorded as of December 31, 2014:

Loss Contingencies As of December 31, 2014 (in millions of Mexican pesos)
Taxes, primarily indirect taxes	Ps. 2,271
Legal	427
Labor	1,587

Total	Ps. 4,285

As is customary in Brazil, we have been asked by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 3,026 million, Ps. 2,248 and Ps. 2,164 million as of December 31, 2014, 2013 and 2012, respectively, by pledging fixed assets or providing bank guarantees.

In connection with certain past business combinations, Coca-Cola FEMSA has been indemnified by the sellers for certain contingencies. See “Item 4. Information on the Company—Coca-Cola FEMSA—Corporate History.”

We have other contingencies that, based on a legal assessment of their risk of loss, have been classified by our legal counsel as more than remote but less than probable. These contingencies have a financial impact that is disclosed as loss contingencies in the notes of the consolidated financial statements. These contingencies, or our assessment of them, may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of December 31, 2014, the aggregate amount of such contingencies for which we had not recorded a reserve was Ps. 30,071 million.

Capital Expenditures

For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures reached Ps. 18,163 million in 2014 compared to Ps. 17,882 million in 2013, an increase of 1.6%. This was driven by Coca-Cola FEMSA investments related to production capacity, coolers, returnable bottles and cases, infrastructure and IT, and incremental investments at FEMSA Comercio, mainly related to store expansion. However, the translation effect resulting from using the SICAD II exchange rate to translate our consolidated financial statements negatively affected our investments compared to the prior year. Additionally, investments at our logistics service subsidiary were higher in 2014 than in 2013. The principal components of our capital expenditures have been for equipment, market-related investments and production capacity, distribution network expansion at Coca-Cola FEMSA and the opening of new stores at FEMSA Comercio. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2015

Our capital expenditure budget for 2015 is expected to be approximately US$ 1,364 (Ps. 19,856) million. The following discussion is based on each of our sub-holding companies’ internal 2014 budgets. The capital expenditure plan for 2015 is subject to change based on market and other conditions and the subsidiaries’ results and financial resources.

Coca-Cola FEMSA’s capital expenditures in 2015 are expected to reach US$ 850 million, approximately. Coca-Cola FEMSA’s capital expenditures in 2015 are primarily intended for:

•	investments in production capacity;

•	market investments;

•	returnable bottles and cases;

•	improvements throughout its distribution network; and

•	investments in information technology.

Coca-Cola FEMSA estimates that of its projected capital expenditures for 2015, approximately 28% will be for its Mexican territories and the remainder will be for its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budgeted capital expenditures for 2015. Coca-Cola FEMSA’s capital expenditure plan for 2015 may change based on market and other conditions and on its results and financial resources.

FEMSA Comercio’s capital expenditure budget in 2015 is expected to total approximately US$ 430 million, and will be allocated to the opening of new OXXO stores and to a lesser extent to the refurbishing of existing OXXO stores. In addition, investments are planned in FEMSA Comercio’s IT, ERP software updates and transportation equipment.

Hedging Activities

Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative financial instruments as of December 31, 2014. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

Fair Value At December 31, 2014
	Maturity less than 1 year	Maturity 1 - 3 years	Maturity 3 - 5 years	Maturity in excess of 5 years	Fair Value Asset
(in millions of Mexican pesos)
Derivative financial instruments position	Ps. 63	Ps. 1,036	Ps. 3,017	Ps. 2,068	Ps. 6,184

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our board of directors was elected at the AGM held on March 19, 2015, and is currently comprised of 18 directors and 17 alternate directors. The following table sets forth the current members of our board of directors:

Series B Directors

José Antonio Fernández Carbajal Executive Chairman of the Board	Born:	February 1954
	First elected (Chairman):	2001
	First elected (Director):	1984
	Term expires:	2016
	Principal occupation:	Executive Chairman of the board of directors of FEMSA
	Other directorships:	Chairman of the boards of directors of Coca-Cola FEMSA, Fundación FEMSA A.C., Instituto Tecnológico y de Estudios Superiores de Monterrey, (ITESM) and the US Mexico Foundation; Vice-Chairman of the Heineken Supervisory Board and member of the Heineken Holding Board, Industrias Peñoles, S.A.B. de C.V. (Peñoles), Grupo Televisa, S.A.B. (Televisa) and Co-chairman of the advisory board of Woodrow Wilson Center, Mexico Institute; member of the preparatory, and selection and appointment committees of Heineken N.V.
	Business experience:	Joined FEMSA’s strategic planning department in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991, and Chief Executive Officer in 1995, a position he held until December 31, 2013. On January 1, 2014, he was appointed Executive Chairman of our board of directors
	Education:	Holds an industrial engineering degree and an MBA from ITESM
	Alternate director:	Federico Reyes García

Mariana Garza Lagüera Gonda(2) Director	Born:	April 1970
	First elected:	1998
	Term expires:	2016
	Principal occupation:	Private investor
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, ITESM and Museo de Historia Mexicana
	Education:	Holds an industrial engineering degree from ITESM and a Master of International Management from the Thunderbird American Graduate School of International Management
	Alternate director:	Eva María Garza Lagüera Gonda(1)

Paulina Garza Lagüera Gonda(2) Director	Born:	March 1972
	First elected:	1999
	Term expires:	2016
	Principal occupation:	Private investor
	Other directorships:	Alternate member of the board of directors of Coca-Cola FEMSA
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Othón Páez Garza

José Fernando Calderón Rojas Director	Born:	July 1954
	First elected:	1984
	Term expires:	2016
	Principal occupation:	Chief Executive Officer and Chairman of the boards of directors of Franca Servicios, S.A. de C.V., Servicios Administrativos de Monterrey, S.A. de C.V., Regio Franca, S.A. de C.V., and Franca Industrias, S.A. de C.V.
	Other directorships:	Member of the boards of directors of Alfa, S.A.B. de C.V. (Alfa), ITESM, and member of the regional consulting board of BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer (Bancomer) and member of the audit and corporate practices committees of Alfa; member of Fundación UANL, A.C.; founder of Centro Integral Down A.C.; President of Patronato del Museo del Obispado A.C. and member of the external advisory board of Facultad de Derecho y Criminología of Universidad Autónoma de Nuevo León (UANL)
	Education:	Holds a law degree from UANL and completed specialization studies in tax at UANL
	Alternate director:	Francisco José Calderón Rojas(3)

Consuelo Garza de Garza Director	Born:	October 1930
	First elected:	1995
	Term expires:	2016
	Business experience:	Founder and former President of Asociación Nacional Pro-Superación Personal (a non-profit organization)
	Alternate director:	Alfonso Garza Garza(4)

Max Michel Suberville Director	Born:	July 1932
	First elected:	1985
	Term expires:	2016
	Principal occupation:	Investor
	Other directorships:	Member of the boards of directors of Grupo Nacional Provincial, S.A.B. (GNP), Afianzadora Sofimex, S.A., and Fianzas Dorama, S.A.; member of the boards of directors and member of the audit and corporate practices committees of Peñoles, Grupo Profuturo, S.A.B. de C.V. (Profuturo), and Profuturo GNP Pensiones, S.A. de C.V.
	Education:	Holds a graduate degree from The Massachusetts Institute of Technology and completed post-graduate studies at Harvard University
	Alternate director:	Max Michel González(5)

Alberto Bailleres González Director	Born:	August 1931
	First elected:	1989
	Term expires:	2016
	Principal occupation:	Chairman of the boards of directors of the following companies which are part of Grupo BAL, S.A. de C.V.: Peñoles, GNP, Fresnillo plc, Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Profuturo, S.A.B. de C.V. Valores Mexicanos Casa de Bolsa S.A. de C.V., and Chairman of the governance board of Instituto Tecnológico Autónomo de México (ITAM) and founding member of Fundación Alberto Bailleres, A.C.
	Other directorships:	Member of the boards of directors of Grupo Financiero BBVA Bancomer, S.A. de C.V. (BBVA Bancomer), Bancomer, Dine, S.A.B. de C.V. (Dine), Televisa, Grupo Kuo, S.A.B. de C.V. (Kuo), and member of the advisory board of JP Morgan International Council and Consejo Mexicano de Hombres de Negocios
	Education:	Holds an economics degree and an Honorary Doctorate, both from ITAM
	Alternate director:	Arturo Fernández Pérez

Francisco Javier Fernández Carbajal(6) Director	Born:	April 1955
	First elected:	2004
	Term expires:	2016
	Principal occupation:	Chief Executive Officer of Servicios Administrativos Contry, S.A. de C.V.
	Other directorships:	Member of the boards of directors of Visa, Inc., Alfa, Cemex, S.A.B. de C.V., Frisa Forjados, S.A. de C.V., Corporación EG, S.A. de C.V., Primero Fianzas, S.A., Primero Seguros, S.A., and alternate member of the board of directors of Peñoles
	Education:	Holds a mechanical and electrical engineering degree from ITESM and an MBA from Harvard University Business School
	Alternate director:	Javier Astaburuaga Sanjines

Ricardo Guajardo Touché Director	Born:	May 1948
	First elected:	1988
	Term expires:	2016
	Principal occupation:	Chairman of the board of directors of Solfi, S.A. de C.V. (Solfi)
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, Grupo Valores Operativos Monterrey, S.A.P.I. de C.V., El Puerto de Liverpool, S.A.B. de C.V. (Liverpool), Alfa, BBVA Bancomer, Bancomer, Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR), Grupo Bimbo, S.A.B. de C.V. (Bimbo), Grupo Coppel, S.A. de C.V. (Coppel), ITESM and Vitro, S.A.B. de C.V.
	Education:	Holds an electrical engineering degree from ITESM and the University of Wisconsin and a master’s degree from the University of California at Berkeley
	Alternate director:	Alfonso González Migoya

Alfredo Livas Cantú Director	Born:	July 1951
	First elected:	1995
	Term expires:	2016
	Principal occupation:	President of Praxis Financiera, S.C.
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, Grupo Senda Autotransporte, S.A. de C.V., Grupo Acosta Verde, S.A. de C.V., Evox, Grupo Industrial Saltillo, S.A.B. de C.V.; alternate member of the boards of directors of Grupo Financiero Banorte, S.A.B. de C.V. (Banorte) and Gruma, S.A.B. de C.V.; and member of the governance committee of Grupo Proeza, S.A.P.I. de C.V. (Proeza)
	Education:	Holds an economics degree from UANL and an MBA and master’s degree in economics from the University of Texas
	Alternate Director:	Sergio Deschamps Ebergenyi

Bárbara Garza Lagüera Gonda(2) Director	Born:	December 1959
	First elected:	1998
	Term expires:	2016
	Principal occupation:	Private Investor and President of the acquisitions committee of Colección FEMSA
	Other directorships:	Member of the boards of directors of Fresnillo Plc. and Solfi; alternate member of the board of directors of Coca-Cola FEMSA; Vice Chairman and member of the boards of ITESM Campus Mexico City, Fondo para la Paz, Museo Franz Mayer, and Supervision Commision: FONCA – Fondo Nacional Cultural y Artes
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Juan Guichard Michel(7)

Carlos Salazar Lomelín Director	Born:	April 1951
	First elected:	2014
	Term expires:	2016
	Principal occupation:	Chief Executive Officer of FEMSA
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, BBVA Bancomer, Bancomer, AFORE Bancomer, S.A. de C.V., Seguros BBVA Bancomer, S.A. de C.V., Pensiones BBVA Bancomer, S.A. de C.V., ITESM and Fundación FEMSA; member of the advisory board of Premio Eugenio Garza Sada, Centro Internacional de Negocios Monterrey A.C. (CINTERMEX), Apex and the ITESM’s EGADE Business School; Executive Chairman of the Strategic Planning Board of the State of Nuevo León, Mexico
	Business experience:	In addition, Mr. Salazar has held managerial positions in several subsidiaries of FEMSA, including Grafo Regia, S.A. de C.V. and Plásticos Técnicos Mexicanos, S.A. de C.V., served as Chief Executive Officer of FEMSA Cerveza, where he also held various management positions in the Commercial Planning and Export divisions; in 2000 he was appointed as Chief Executive Officer of Coca-Cola FEMSA, a position he held until December 31, 2013; on January 1, 2014 he was appointed Chief Executive Officer of FEMSA
	Education:	Holds an economics degreefrom ITESM and performed postgraduate studies in business administration at ITESM and economic development in Italy
	Alternate director:	Eduardo Padilla Silva

Ricardo Saldívar Escajadillo Director	Born:	November 1952
	First elected:	2006
	Term expires:	2016
	Principal Occupation:	President of the board of directors and Chief Executive Officer of The Home Depot Mexico
	Other directorships:	Member of the boards of directors of Asociación Nacional de Tiendas de Autoservicio y Departamentales, A.C., Asociación Mexicana de Comercio Electrónico and Cluster de Vivienda y Desarrollo Sustentable
	Education:	Holds a mechanical and administration engineering degree from ITESM, a master’s degrees in systems engineering from Georgia Tech Institute and executive studies from the Instituto Panamericano de Alta Dirección de Empresa (IPADE)
	Alternate Director:	Alfonso de Angoitia Noriega

Series D Directors

Armando Garza Sada Director	Born:	June 1957
	First elected:	2003
	Term expires:	2016
	Principal occupation:	Chairman of the board of directors of Alfa and Alpek, S.A.B. de C.V.
	Other directorships:	Member of the boards of directors of Banorte, Liverpool, Grupo Lamosa S.A.B. de C.V. (Lamosa), Proeza, ITESM, and Frisa Industrias, S.A. de C.V.
	Business experience:	He has a long professional career in Alfa, including as Executive Vice President of Corporate Development
	Education:	Holds a BS in management from the Massachusetts Institute of Technology and an MBA from Stanford University Graduate School of Business
	Alternate director:	Enrique F. Senior Hernández

Moisés Naim Director	Born:	July 1952
	First elected:	2011
	Term expires:	2016
	Principal occupation:	Distinguished Fellow Carnegie Endowment for International Peace; producer and host of Efecto Naim; author and journalist
	Business experience:	Former Editor in Chief of Foreign Policy Magazine
	Other directorships:	Member of the board of directors of AES Corporation
	Education:	Holds a degree from the Universidad Metropolitana de Venezuela and a Master of Science and PhD from the Massachusetts Institute of Technology
	Alternate director:	Francisco Zambrano Rodríguez

José Manuel Canal Hernando Director	Born:	February 1940
	First elected:	2003
	Term expires:	2016
	Principal occupation:	Independent consultant
	Business experience:	Former managing partner at Ruiz, Urquiza y Cía, S.C. from 1981 to 1999, acted as statutory examiner of FEMSA from 1984 to 2002, was Chairman of the CINIF (Consejo Mexicano de Normas de Información Financiera, A.C.) and has extensive experience in financial auditing for holding companies, banks and financial brokers
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, Gentera, S.A.B. de C.V. (Gentera), Kuo, Grupo Industrial Saltillo, S.A.B. de C.V., Estafeta Mexicana, S.A. de C.V. and Statutory Auditor of BBVA Bancomer
	Education:	Holds a CPA degree from Universidad Nacional Autónoma de México

Michael Larson Director	Born:	October 1959
	First elected:	2010
	Term expires:	2016
	Principal occupation:	Chief Investment Officer of William H. Gates III
	Other directorships:	Member of the boards of directors of AutoNation, Inc, Republic Services, Inc, Ecolab, Inc., and Chairman of the board of trustees of Western Asset/Claymore Inflation-Linked Securities & Income Fund and Western Asset/Claymore Inflation-Linked Opportunities & Income Fund
	Education:	Holds an MBA from the University of Chicago and a BA from Claremont McKenna College
	Alternate Director:	Daniel Alberto Rodríguez Cofré

Robert E. Denham Director	Born:	August 1945
	First elected:	2001
	Term expires:	2016
	Principal occupation:	Partner of Munger, Tolles & Olson LLP, law firm
	Other directorships:	Member of the boards of directors of New York Times Co., Oaktree Capital Group, LLC and Chevron Corp
	Education:	Magna cum laude graduate from the University of Texas, holds a JD from Harvard Law School and an MA in Government from Harvard University
	Alternate Director:	Ernesto Cruz Velázquez de León

(1)	Wife of José Antonio Fernández Carbajal.

(2)	Sister-in-law of José Antonio Fernández Carbajal.

(3)	Brother of José Fernando Calderón Rojas.

(4)	Son of Consuelo Garza de Garza.

(5)	Son of Max Michel Suberville.

(6)	Brother of José Antonio Fernández Carbajal.

(7)	Nephew of Max Michel Suberville.

Senior Management

The names and positions of the members of our current senior management and that of our principal sub-holding companies, their dates of birth and information on their principal business activities both within and outside of FEMSA are as follows:

FEMSA

José Antonio Fernández Carbajal Executive Chairman of the Board	See “—Directors.” Joined FEMSA: Appointed to current position:	1987 2001

Carlos Salazar Lomelín Chief Executive Officer of FEMSA	See “—Directors.” Joined FEMSA: Appointed to current position:	1973 2014

Daniel Alberto Rodríguez Cofré Chief Financial and Corporate Officer of FEMSA	Born: Joined FEMSA: Appointed to current position:	June 1965 2015 2015
	Business experience within FEMSA:	Has broad experience in international finance in Latin America, Europe and Africa, held several financial roles at Shell International Group in Latin America and Europe; in 2008 he was appointed as Chief Financial Officer of CENCOSUD (Centros Comerciales Sudamericanos S.A.), and from 2009 to 2014 he held the position of Chief Executive Officer at the same company
	Directorships:	Member of the board of directors of Coca-Cola FEMSA and alternate member of the board of directors of FEMSA
	Education:	Holds a forest engineering degree from Austral University of Chile and an MBA from Adolfo Ibañez University

Javier Gerardo Astaburuaga Sanjines Vice President of Corporate Development of FEMSA	Born: Joined FEMSA: Appointed to current position:	July 1959 1982 2015
	Business experience within FEMSA:	Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance, held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer, and for two years was FEMSA Cerveza’s Director of Sales for the north region of Mexico until 2003, in which year he was appointed FEMSA Cerveza’s Co-Chief Executive Officer; held the position of Chief Financial and Corporate Officer of FEMSA from 2006-2015
	Directorships:	Member of the boards of directors of Coca-Cola FEMSA and the Heineken Supervisory Board, alternate member of the board of directors of FEMSA, and member of the audit committee of Heineken N.V.
	Education:	Holds a CPA degree from ITESM

José González Ornelas Vice President of Administration and Corporate Control of FEMSA	Born: Joined FEMSA: Appointed to current position:	April 1951 1973 2001
	Business experience within FEMSA:	Has held several managerial positions in FEMSA including Chief Financial Officer of FEMSA Cerveza, Director of Planning and Corporate Development of FEMSA and Chief Executive Officer of FEMSA Logística
	Directorships:	Member of the board of directors of Productora de Papel, S.A.
	Education:	Holds a CPA degree from UANL and has post-graduate studies in business administration from IPADE

Alfonso Garza Garza Vice President of Strategic Businesses	Born: Joined FEMSA: Appointed to current position:	July 1962 1985 2009
	Business experience within FEMSA:	Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Cerveza and as Chief Executive Officer of FEMSA Empaques, S.A. de C.V.
	Directorships:	Member of the boards of directors of ITESM, Grupo Nutec, S.A. de C.V., American School Foundation of Monterrey, A.C. and Club Campestre de Monterrey, A.C. and vice chairman of the executive commission of Confederación Patronal de la República Mexicana, S.P. (COPARMEX) and alternate member of the boards of directors of FEMSA and Coca-Cola FEMSA
	Education:	Holds an industrial engineering degree from ITESM and an MBA from IPADE

Genaro Borrego Estrada Vice President of Corporate Affairs	Born: Joined FEMSA: Appointed to current position:	February 1949 2008 2008
	Professional experience:	Constitutional Governor of the Mexican State of Zacatecas from 1986 to 1992, General Director of the Mexican Social Security Institute from 1993 to 2000, and Senator in Mexico for the State of Zacatecas from 2000 to 2006
	Directorships:	Chairman of the board of directors of GB y Asociados and member of the boards of directors of Fundación Mexicanos Primero, Fundación IMSS and CEMEFI
	Education:	Holds an international relations degree from the Universidad Iberoamericana

Carlos Eduardo Aldrete Ancira General Counsel and Secretary of the Board of Directors	Born: Joined FEMSA: Appointed to current position:	August 1956 1979 1996
	Directorships:	Secretary of the board of directors of FEMSA, Coca-Cola FEMSA and all other sub-holding companies of FEMSA
	Business experience within FEMSA:	Extensive experience in international business and financial transactions, debt issuances and corporate restructurings and expertise in securities and private mergers and acquisitions
	Education:	Holds a law degree from UANL and a master’s degree in Comparative Law from the College of Law of the University of Illinois

Coca-Cola FEMSA

John Anthony Santa Maria Otazua Chief Executive Officer of Coca-Cola FEMSA	Born: Joined FEMSA: Appointed to current position:	August 1957 1995 2014
	Business experience within FEMSA:	Served as Strategic Planning and Business Development Officer and Chief Operating Officer of Coca-Cola FEMSA’s Mexican operations; has experience in several areas of Coca-Cola FEMSA, namely development of new products and mergers and acquisitions; has experience with different bottler companies in Mexico in areas such as strategic planning and general management
	Directorships:	Member of the boards of directors of Coca-Cola FEMSA and Gentera
	Education:	Holds a business administration degree and an MBA with major in Finance from Southern Methodist University

Héctor Treviño Gutiérrez Chief Financial Officer of Coca-Cola FEMSA	Born: Joined FEMSA: Appointed to current position:	August 1956 1981 1993
	Business experience within FEMSA:	Has held managerial positions in the international financing, financial planning, strategic planning and corporate development areas of FEMSA
	Directorships:	Member of the board of directors of Vinte Viviendas Integrales, S.A.P.I. de C.V. and Seguros y Pensiones BBVA Bancomer, and member of the technical committee of Capital i-3; alternate member of the board of directors of Coca-Cola FEMSA
	Education:	Holds a chemical engineering degree from ITESM and an MBA from the Wharton Business School

FEMSA Comercio

Eduardo Padilla Silva Chief Executive Officer of FEMSA Comercio	Born: Joined FEMSA: Appointed to current position:	January 1955 1997 2004
	Business experience within FEMSA:	Director of Planning and Control of FEMSA from 1997 to 1999 and Chief Executive Officer of the Strategic Procurement Business Division of FEMSA from 2000 until 2003
	Other business experience:	Had a 20-year career in Alfa, culminating with a ten-year tenure as Chief Executive Officer of Terza, S.A. de C.V., major areas of expertise include operational control, strategic planning and financial restructuring
	Directorships:	Member of the boards of directors of Lamosa, Club Industrial, A.C., Universidad Tec Milenio and Coppel, and alternate member of the boards of directors of FEMSA and Coca-Cola FEMSA
	Education:	Holds a mechanical engineering degree from ITESM, an MBA from Cornell University and a master’s degree from IPADE

Compensation of Directors and Senior Management

The compensation of Directors is approved at the AGM. For the year ended December 31, 2014, the aggregate compensation paid to our directors by the Company was approximately Ps. 15 million. In addition, in the year ended December 31, 2014, Coca-Cola FEMSA paid approximately Ps. 6 million in aggregate compensation to the Directors and executive officers of FEMSA who also serve as Directors on the board of Coca-Cola FEMSA.

For the year ended December 31, 2014, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 1,247 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described in Note 17 to our audited consolidated financial statements. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2014, amounts set aside or accrued for all employees under these retirement plans were Ps. 6,171 million, of which Ps. 2,158  million is already funded.

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

As of April 17, 2015, the trust that manages the EVA stock incentive plan held a total of 4,346,160 BD Units of FEMSA and 1,214,660 Series L Shares of Coca-Cola FEMSA, each representing 0.12% and 0.06% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

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

Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of March 19, 2015, 6,922,159,485 Series B Shares representing 74.86% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”

The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of March 19, 2015 beneficially owned by our directors and alternate directors who are participants in the voting trust, other than shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
Beneficial Owner	Shares	Percent of Class	Shares	Percent of Class	Shares	Percent of Class
Eva Garza Lagüera Gonda	2,769,980	0.03%	5,539,960	0.13%	5,539,960	0.13%
Mariana Garza Lagüera Gonda	2,944,090	0.03%	5,888,180	0.14%	5,888,180	0.14%
Barbara Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Paulina Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Consuelo Garza de Garza	69,908,559	0.76%	139,817,118	3.23%	139,817,118	3.23%
Alberto Bailleres González	9,610,577	0.10%	19,221,154	0.44%	19,221,154	0.44%
Alfonso Garza Garza	827,090	0.01%	1,654,180	0.04%	1,654,180	0.04%

	Series B		Series D-B		Series D-L
Beneficial Owner	Shares	Percent of Class	Shares	Percent of Class	Shares	Percent of Class
Max Michel Suberville	17,379,630	0.19%	34,759,260	0.80%	34,759,260	0.80%
Francisco José Calderón Rojas and José Fernando Calderón Rojas(1)	8,317,759	0.09%	16,635,518	0.38%	16,635,518	0.38%
Juan Guichard Michel	9,117,131	0.10%	18,234,262	0.42%	18,234,262	0.42%

(1)	Shares beneficially owned through various family-controlled entities.

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

Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. Each committee has a non-member secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors, the members of which were elected at our AGM on March 19, 2015:

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

•

Finance and Planning Committee. The Finance and Planning Committee’s responsibilities include (1) evaluating the investment and financing policies proposed by the Chief Executive Officer; and (2) evaluating risk factors to which the corporation is exposed, as well as evaluating its management policies. The current Finance and Planning Committee members are: Ricardo Guajardo Touché (Chairman), Federico Reyes García, Robert E. Denham, Francisco Javier Fernández Carbajal and Alfredo Livas Cantú. The Secretary of the Finance and Planning Committee is Daniel Alberto Rodríguez Cofré.

•

Corporate Practices Committee. The Corporate Practices Committee is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related party transactions, approve the compensation of the Chief Executive Officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. Pursuant to the Mexican Securities Law, the chairman of the Corporate Practice Committee is elected by the shareholders at the AGM. The Chairman of the Corporate Practices Committee submits a quarterly and an annual report to the board of directors of the Corporate Practices Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The members of the Corporate Practices Committee are: Alfredo Livas Cantú (Chairman), Robert E. Denham, Ricardo Saldívar Escajadillo and Moises Naim. Each member of the Corporate Practices Committee is an independent director. The Secretary of the Corporate Practices Committee is Daniel Alberto Rodríguez Cofré.

Employees

As of December 31, 2014, our headcount by geographic region was as follows: 170,109 in Mexico, 6,367 in Central America, 6,370 in Colombia, 7,768 in Venezuela, 23,093 in Brazil, 2,873 in Argentina, 7 in the United States, 8 in Ecuador, 144 in Peru and 1 in Chile. We include in headcount employees of third-party distributors and non-management store employees. The table below sets forth headcount for the years ended December 31, 2014, 2013 and 2012:

Headcount for the Year Ended December 31,

	2014			2013			2012
	Non-Union	Union	Total	Non-Union	Union	Total	Non-Union	Union	Total
Sub-holding company:
Coca-Cola FEMSA(1)	34,221	49,150	83,371	33,846	51,076	84,922	32,272	41,123	73,395
FEMSA Comercio(2)	66,699	43,972	110,671	64,186	38,803	102,989	59,358	32,585	91,943
Other	10,896	11,802	22,698	9,424	10,322	19,746	9,371	7,551	16,922
Total	111,816	104,924	216,740	107,456	100,201	207,657	101,001	81,259	182,260

(1)	Includes employees of third-party distributors whom we do not consider to be our employees, amounting to 8,681, 7,837 and 9,309 in 2014, 2013 and 2012

(2)	Includes non-management store employees, whom we do not consider to be our employees, amounting to 51,585, 50,862 and 50,176 in 2014, 2013 and 2012.

As of December 31, 2014, our subsidiaries had entered into 508 collective bargaining or similar agreements with personnel employed at our operations. Each of the labor unions in Mexico is associated with one of eight different national Mexican labor organizations. In general, we have a good relationship with the labor unions throughout our operations, except for in Colombia, Venezuela and Guatemala which are or have been the subject of significant labor-related litigation. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA.” The agreements applicable to our Mexican operations generally have an indefinite term and provide for an annual salary review and for review of other terms and conditions, such as fringe benefits, every two years.

The table below sets forth the number of collective bargaining agreements and unions for our employees:

Collective Bargaining Labor Agreements between

Sub-holding Companies and Unions

As of December 31, 2014

	2014
Sub-holding Company	Collective Bargaining Agreements	Labor Unions
Coca-Cola FEMSA	238	114
FEMSA Comercio(1)	120	5
Others	150	46
Total	508	165

(1)	Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to the company as of March 19, 2015. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of March 14, 2015

	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Total Shares of FEMSA Capital Stock
	Shares Owned	Percent of Class	Shares Owned	Percent of Class	Shares Owned	Percent of Class
Shareholder
Technical Committee and Trust Participants under the Voting Trust(4)	6,922,159,485	74.86%	—	—	—	—	38.69%
William H. Gates III(5)	278,873,490	3.02%	557,746,980	12.90%	557,746,980	12.90%	7.79%
Aberdeen Asset Management PLC(6)	270,325,410	2.92%	540,650,820	12.51%	540,650,820	12.51%	7.55%

(1)	As of March 19, 2015, there were 2,161,177,770 Series B Shares outstanding.

(2)	As of March 19, 2015, there were 4,322,355,540 Series D-B Shares outstanding.

(3)	As of March 19, 2015, there were 4,322,355,540 Series D-L Shares outstanding.

(4)	As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), J.P. Morgan Trust Company (New Zealand) Limited as Trustee under a trust (controlled by Paulina Garza Lagüera Gonda), Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Eva Maria Garza Lagüera Gonda, Eva Gonda Rivera, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres González, Maria Teresa Gual Aspe de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the Garza Lagüera family), Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), BBVA Bancomer, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of José Fernando Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of José Fernando Calderón Rojas), BBVA Bancomer, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David) and BBVA Bancomer, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard).

(5)	Includes aggregate shares beneficially owned by Cascade Investments, LLC, over which William H. Gates III has sole voting and dispositive power.

(6)	As reported on Schedule 13F filed on January 13, 2015 by Aberdeen Asset Management PLC/UK.

As of March 31, 2015, there were 48 holders of record of ADSs in the United States, which represented approximately 51.9% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

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

José Antonio Fernández Carbajal, our Executive Chairman of the Board, serves as a member of the Heineken Holding Board and the Heineken Supervisory Board. Javier Astaburuaga Sanjines, our Vice President of Corporate Development, also serves on the Heineken Supervisory Board. We made purchases of beer and raw materials in the ordinary course of business from the Heineken Group in the amount of Ps. 11,013 million in 2012, Ps. 11,865 million in 2013 and Ps. 15,133 million in 2014. We also supplied logistics and administrative services to subsidiaries of Heineken for a total of Ps. 2,979 million in 2012, Ps. 2,412 million in 2013 and Ps. 3,544 million in 2014. As of the end of December 31, 2014, 2013 and 2012, our net balance due to Heineken amounted to Ps. 1,597, Ps. 1,885 and Ps. 1,477 million, respectively.

We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans and bond offerings in the local capital markets, with subsidiaries of BBVA Bancomer, a financial services holding company of which Alberto Bailleres González, Ricardo Guajardo Touché, Carlos Salazar Lomelín and Arturo Fernández Pérez who are also directors or alternate directors of FEMSA, are directors, and for which José Manuel Canal Hernando, also a director of FEMSA, serves as Statutory Auditor. We made interest expense payments and fees paid to BBVA Bancomer in respect of these transactions of Ps. 99 million, Ps. 77 million and Ps. 205 million as of December 31, 2014, 2013 and 2012, respectively. The total amount due to BBVA Bancomer as of the end of December 31, 2014, 2013 and 2012 was Ps. 149 million, Ps. 1,080 million and Ps. 1,136 million, respectively, and we also had a receivable balance with BBVA Bancomer of Ps. 4,083 million, Ps. 2,357 million and Ps. 2,299 million, respectively, as of December 31, 2014, 2013 and 2012.

We regularly engage in the ordinary course of business in the hedging of our financing transactions on an arm’s length basis with subsidiaries of Grupo Financiero Banamex, S.A. de C.V., or Grupo Financiero Banamex, a financial services holding company. Herman Harris Fleishman and Daniel Servitje Montull, who are members of the board of directors of Coca-Cola FEMSA, are also members of the regional board of directors of Grupo Financiero Banamex and members of the board of directors of Grupo Financiero Banamex, respectively. The interest expense and fees paid to Grupo Financiero Banamex for the year ended December 31, 2014 was Ps. 2 million and Coca-Cola FEMSA has no accounts payable to Grupo Financiero Banamex.

We maintain an insurance policy covering medical expenses for executives issued by GNP, an insurance company of which Alberto Bailleres González and Max Michel Suberville, who are also directors of FEMSA, and Juan Guichard Michel and Arturo Fernández Pérez, who are alternate directors of FEMSA, are directors. The aggregate amount of premiums paid under these policies was approximately Ps. 131 million, Ps. 67 million and Ps. 57 million in 2014, 2013 and 2012, respectively.

We, along with certain of our subsidiaries, spent Ps. 158 million, Ps. 92 million, Ps. 124 million in the ordinary course of business in 2014, 2013 and 2012, respectively, in publicity and advertisement purchased from Televisa, a media corporation in which our Executive Chairman of the Board, José Antonio Fernández Carbajal, one of our directors, Alberto Bailleres González, and two of our alternate directors, Alfonso de Angoitia Noriega and Enrique F. Senior Hernández, serve as directors.

Coca-Cola FEMSA, in its ordinary course of business, purchased Ps. 1,803 million, Ps. 1,814 million and Ps. 1,577 million in 2014, 2013 and 2012, respectively, in juices from subsidiaries of Jugos del Valle.

In October 2011, Coca-Cola FEMSA executed certain agreements with affiliates of Grupo Tampico to acquire specific products and services such as plastic cases, certain trucks and car brands, as well as auto parts, exclusively for the territories of Grupo Tampico. The agreements provide for certain preferences to be elected as suppliers in Coca-Cola FEMSA’s suppliers’ bidding processes.

FEMSA Comercio, in its ordinary course of business, purchased Ps. 3,674 million, Ps. 2,860 million and Ps. 2,394 million in 2014, 2013 and 2012, respectively, in baked goods and snacks for its stores from subsidiaries of Bimbo, of which Ricardo Guajardo Touché, one of FEMSA’s directors, Arturo Fernández Pérez, one of FEMSA’s alternate directors and Daniel Servitje Montull, one of Coca-Cola FEMSA’s directors, are directors. FEMSA Comercio also purchased Ps. 780 million, Ps. 808 million and Ps. 408 million in 2014, 2013 and 2012, respectively, in juices from subsidiaries of Jugos del Valle.

José Antonio Fernández Carbajal, Eva Maria Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Bárbara Garza Lagüera Gonda, Ricardo Guajardo Touché, Carlos Salazar Lomelín, José Fernando Calderón Rojas, Alfonso Garza Garza, Alfonso González Migoya and Armando Garza Sada, who are directors or alternate directors of FEMSA, are also members of the board of directors of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries. For the years ended December 31, 2014, 2013 and 2011, donations to ITESM amounted to Ps. 42 million, Ps. 78 million and Ps. 109 million, respectively.

José Antonio Fernández Carbajal, Carlos Salazar Lomelín, Alfonso Garza Garza, Federico Reyes Garcia, and Javier Astaburuaga Sanjines, who are directors, alternate directors and senior officers of FEMSA, are also members of the board of directors of Fundación FEMSA, A.C., which is a social investment instrument for communities in Latin America. For the years ended December 31, 2013 and 2012, donations to Fundación FEMSA, A.C. amounted to Ps. 27 million and Ps. 864 million, respectively.

Business Transactions between Coca-Cola FEMSA, FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with The Coca-Cola Company and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total costs charged to Coca-Cola FEMSA by The Coca-Cola Company for concentrates were approximately Ps. 28,084 million, Ps. 25,985 million and Ps. 23,886 million in 2014, 2013 and 2012, respectively. Coca-Cola FEMSA and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to Coca-Cola FEMSA’s coolers, bottles and case investment program. Coca-Cola FEMSA received contributions to its marketing expenses of Ps. 4,118 million, Ps. 4,206 million and Ps. 3,018 million in 2014, 2013 and 2012, respectively.

In December 2007 and May 2008, Coca-Cola FEMSA sold most of its proprietary brands to The Coca-Cola Company. The proprietary brands are licensed back to Coca-Cola FEMSA by The Coca-Cola Company pursuant to its bottler agreements. The December 2007 transaction was valued at US$ 48 million and the May 2008 transaction was valued at US$ 16 million. Revenues in prior years from the sale of proprietary brands were deferred and amortized against the related costs of future sales over the estimated sales period.

In Argentina, Coca-Cola FEMSA purchases plastic preforms, as well as returnable plastic bottles, at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina S.A., a bottler of The Coca-Cola Company with operations in Argentina, Chile, Brazil and Paraguay in which The Coca-Cola Company has a substantial interest, and other local suppliers. Coca-Cola FEMSA also acquires plastic preforms from Alpla Avellaneda S.A. and other suppliers.

In November 2007, Coca-Cola FEMSA together with The Coca-Cola Company acquired 100% of the shares of capital stock of Jugos del Valle, S.A.P.I. de C.V., or Jugos del Valle. Jugos del Valle sells fruit juice-based beverages and fruit derivatives. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In 2008, Coca-Cola FEMSA, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and Brazilian operations, respectively, of Jugos del Valle. Taking into account the participation held by Grupo Yoli, as of April 10, 2015, Coca-Cola FEMSA held an interest of 26.3% in the Mexican joint business. In August 2010, Coca-Cola FEMSA acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, Leão Alimentos, manufacturer and distributor of the Matte Leão tea brand. In January 2013, Coca-Cola FEMSA’s Brazilian joint business of Jugos del Valle merged with Leão Alimentos. Taking into account Coca-Cola FEMSA’s participation and the participations held by Companhia Fluminense and Spaipa, as of April 10, 2015, Coca-Cola FEMSA held a 24.4% indirect interest in the Matte Leão business in Brazil.

In February 2009, Coca-Cola FEMSA together with The Coca-Cola Company acquired the Brisa bottled water business in Colombia from Bavaria, S.A., a subsidiary of SABMiller plc. Coca-Cola FEMSA acquired the production assets and the distribution territory, and The Coca-Cola Company acquired the Brisa brand. Coca-Cola FEMSA and The Coca-Cola Company equally shared in paying the purchase price of US$ 92 million. Following a transition period, in June 2009, Coca-Cola FEMSA started to sell and distribute the Brisa portfolio of products in Colombia.

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

In August 2012, Coca-Cola FEMSA acquired, through Jugos del Valle, an indirect participation in Santa Clara, a producer of milk and dairy products in Mexico. As of April 10, 2015, Coca-Cola FEMSA held an indirect participation of 26.3% in Santa Clara.

In January 2013, Coca-Cola FEMSA acquired together with The Coca-Cola Company a 51% non-controlling majority stake in CCFPI for US$ 688.5 million (Ps. 8,904 million) in an all-cash transaction. Coca-Cola FEMSA has an option to acquire the remaining 49% stake in CCFPI at any time during the seven years following the closing date. Coca-Cola FEMSA also has a put option to sell its ownership in CCFPI to The Coca-Cola commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date. Coca-Cola FEMSA currently manages the day-to-day operations of the business; however, during a four-year period ending January 25, 2017 the business plan and other operational decisions must be approved jointly with The Coca-Cola Company. Coca-Cola FEMSA currently recognizes the results of CCFPI using the equity method.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See pages F-1 through F-174, incorporated herein by reference.

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

Coca-Cola FEMSA

Mexico

Antitrust Matters

During 2000, the CFCE, motivated by complaints filed by PepsiCo and certain of its bottlers in Mexico, began an investigation of The Coca-Cola Company Export Corporation and the Mexican Coca-Cola bottlers for alleged monopolistic practices through exclusivity arrangements with certain retailers. Nine of our Mexican subsidiaries, including those acquired through our merger with Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano, are involved in this matter. After the corresponding legal proceedings in 2008, a Mexican Federal Court rendered an adverse judgment against three of our nine Mexican subsidiaries involved in the proceedings, upholding a fine of approximately Ps. 10.5 million imposed by the CFCE on each of the three subsidiaries and ordering the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealings. On August 7, 2012, a Federal Court dismissed and denied an appeal that we filed on behalf of one of our subsidiaries after the merger with Grupo Fomento Queretano, which had received an adverse judgment. Coca-Cola FEMSA filed a motion for reconsideration on September 12, 2012, which was resolved on March 22, 2013 confirming the Ps. 10.5 million fine imposed by the CFCE. With respect to the complaints against the remaining six subsidiaries, a favorable resolution was issued in the Mexican Federal Courts and, consequently, the CFCE withdrew the fines and ruled in favor of six of Coca-Cola FEMSA’s subsidiaries on the grounds of insufficient evidence to prove individual and specific liability in the alleged antitrust violations.

In addition, among the companies involved in the 2000 complaint filed by PepsiCo and other bottlers in Mexico, were some of Coca-Cola FEMSA’s less significant subsidiaries acquired with the Grupo Yoli merger. On June 30, 2005, the CFCE imposed a fine on one of Coca-Cola FEMSA’s subsidiaries for approximately Ps. 10.5 million. A motion for reconsideration on this matter was filed on September 21, 2005, which was resolved by the CFCE confirming the original resolution on December 1, 2005. An amparo was filed against said resolution and a Federal Court issued a favorable resolution in our benefit. Both the CFCE and PepsiCo filed appeals against said resolution and a Circuit Court in Acapulco, Guerrero resolved to request the CFCE to issue a new resolution regarding the Ps. 10.5 million fine. The CFCE then fined Coca-Cola FEMSA’s subsidiary again, for the same amount. A new amparo claim was filed against said resolution. On May 17, 2012, such new amparo claim was resolved, again in favor of one of Coca-Cola FEMSA’s subsidiaries, requesting the CFCE to recalculate the amount of the fine. The CFCE maintained the amount of the fine in a new resolution which we challenged through a new amparo claim filed on July 31, 2013 before a District Judge in Acapulco, Guerrero and are still awaiting final resolution since the authorities have not been able to give notice to all parties of this new amparo.

In February 2009, the CFCE began a new investigation of alleged monopolistic practices filed by Ajemex, S.A. de C.V. consisting of sparkling beverage sales subject to exclusivity agreements and the granting of discounts and/or benefits in exchange for exclusivity arrangements with certain retailers. In December 2011, the CFCE closed this investigation on the grounds of insufficient evidence of monopolistic practices by The Coca-Cola Company and some of its bottlers. However, on February 9, 2012 the plaintiff appealed the decision of the CFCE. The CFCE confirmed its initial ruling. A Federal Circuit Court has ruled that the CFCE must examine evidence provided by a plaintiff for purposes of determining if bottlers complied with the resolution issued in 2005 in an investigation carried out by the CFCE. On January 23, 2015, The Coca-Cola Company and some of its bottlers provided to the CFCE evidence on this matter. On February 26, 2015, the CFCE ruled upon these proceedings in favor of The Coca-Cola Company and some of its bottlers. On April 6, 2015, Ajemex, S.A. de C.V. filed an amparo claim against said resolution and Coca-Cola FEMSA is still awaiting final resolution.

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

The following table sets forth information regarding our capital stock as of March 31, 2015:

	Number	Percentage of Capital	Percentage of Full Voting Rights
Class
Series B Shares (no par value)	9,246,420,270	51.68%	100%
Series D-B Shares (no par value)	4,322,355,540	24.16%	0%
Series D-L Shares (no par value)	4,322,355,540	24.16%	0%
Total Shares	17,891,131,350	100%	100%
Units
BD Units	2,161,177,770	60.40%	23.47%
B Units	1,417,048,500	39.60%	76.63%
Total Units	3,578,226,270	100%	100%

Trading Markets

Since May 11, 1998, ADSs representing BD Units have been listed on the NYSE, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADS represents 10 BD Units deposited under the deposit agreement with the ADS depositary. As of March 31, 2015, approximately 51.9% of BD Units traded in the form of ADSs.

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

	B Units(1)
	Nominal pesos				Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)	Close US$(4)
2010	57.99	44.00	57.9	4.68	1,629
2011	81.00	50.00	78.05	5.59	1,500
2012	99.00	75.00	99.00	7.65	6,004
2013
First Quarter	121.80	99.00	117.00	9.50	1,046
Second Quarter	126.00	102.00	115.23	8.87	5,266
Third Quarter	120.00	107.00	114.00	8.67	4,260
Fourth Quarter	111.00	102.00	106.00	8.09	74,261
2014
First Quarter	106.90	103.00	106.00	8.12	1,286
Second Quarter	110.00	104.00	104.00	8.02	3,650
Third Quarter	116.00	109.00	112.00	8.34	1,956
Fourth Quarter	125.00	109.00	122.50	8.31	1,525
October	116.00	103.00	115.00	8.53	2,436
November	125.00	116.50	125.00	8.99	966
December	122.50	120.00	122.50	8.31	644
2015
January	126.00	123.00	125.00	8.33	982
February	129.50	121.00	128.99	8.56	2,059
March	131.50	130.50	131.49	8.63	1,832
First Quarter	131.50	121.00	131.49	8.63	1,775

(1)	The prices and average daily trading volume for the B Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the B Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the U.S. Federal Reserve Board using the period-end exchange rate.

	BD Units(1)
	Nominal pesos				Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)	Close US$(4)
2010	71.21	53.22	69.32	5.60	3,177,203
2011	97.80	64.01	97.02	6.95	2,709,323
2012	130.64	88.64	129.31	9.99	2,135,503
2013
First Quarter	147.24	129.11	138.97	11.28	2,359,740
Second Quarter	151.72	121.59	131.31	10.11	3,025,003
Third Quarter	135.12	123.61	127.00	9.65	3,417,003
Fourth Quarter	131.76	117.05	126.40	9.65	3,133,631
2014
First Quarter	126.17	109.62	121.61	9.31	3,063,251
Second Quarter	129.52	118.34	121.59	9.38	2,771,898
Third Quarter	129.65	121.11	123.63	9.21	2,403,749
Fourth Quarter	134.71	117.39	130.88	8.87	2,290,740
October	129.52	117.39	129.52	9.61	2,240,021
November	134.71	128.37	132.76	9.54	2,142,217
December	131.09	120.87	130.88	8.87	2,480,668
2015
January	132.63	123.68	125.19	8.34	2,344,006
February	142.98	125.19	142.98	9.49	2,524,297
March	143.54	135.30	143.11	9.39	2,742,988
First Quarter	143.54	123.68	143.11	9.39	2,560,379

(1)	The prices and average daily trading volume for the BD Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the BD Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the U.S. Federal Reserve Board using the period-end exchange rate.

	ADSs(1)
	U.S. dollars			Average Daily Trading Volume (ADSs)
	High(2)	Low(2)	Close(3)
2010	57.38	40.49	55.92	534,197
2011	73.00	52.67	69.71	553,338
2012	101.70	52.95	100.70	537,000
2013
First Quarter	114.91	101.30	113.50	581,561
Second Quarter	124.96	91.41	103.19	698,259
Third Quarter	106.11	92.57	97.09	565,178
Fourth Quarter	100.23	88.66	97.87	571,771
2014
First Quarter	96.94	82.59	93.24	658,259
Second Quarter	100.22	90.57	93.65	379,657
Third Quarter	100.26	92.03	92.05	301,778
Fourth Quarter	98.28	81.94	88.03	339,972
October	96.24	87.30	96.24	332,263
November	98.28	94.97	97.04	280,598
December	92.31	81.94	88.03	339,310
2015
January	90.43	82.97	83.56	363,635
February	95.26	83.56	95.26	370,612
March	95.74	86.53	93.50	491,355
First Quarter	95.74	82.97	93.50	426,634

(1)	Each ADS is comprised of 10 BD Units. Prices and average daily trading volume were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

ITEM 10.	ADDITIONAL INFORMATION

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

At least 25% of the members of the board of directors shall be independent. Independence of the members of the board of directors is determined by the shareholders meeting, subject to the CNBV’s challenge of such determination. In the performance of its responsibilities, the board of directors will be supported by a corporate practices committee and an audit committee. The corporate practices committee and the audit committee consist solely of independent directors. Each committee is formed by at least three board members appointed by the shareholders or by the board of directors. The chairmen of said committees are appointed (taking into consideration their experience, capacity and professional prestige) and removed exclusively by a vote in a shareholders meeting.

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

Authority of the Board of Directors

The board of directors is our legal representative and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to the Mexican Securities Law, the board of directors must approve, observing at all moments their duty of care and duty of loyalty, among other matters:

•	any transactions to be entered into with related parties which are deemed to be outside the ordinary course of our business;

•	significant asset transfers or acquisitions;

•	material guarantees or collateral;

•	internal policies; and

•	other material transactions.

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

United States Taxation

Taxation of Dividends. The gross amount of any dividends paid with respect to our shares represented by our ADSs generally will be included in the gross income of a U.S. holder as foreign source dividend income on the day on which the dividends are received by the ADS depositary and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the ADS depositary (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their tax advisors regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs is subject to taxation at the reduced rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are “readily tradable on an established U.S. securities market” and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2014 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2015 taxable year. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

Material Contracts Relating to Coca-Cola FEMSA

Shareholders Agreement

Coca-Cola FEMSA operates pursuant to a shareholders agreement among our company and The Coca-Cola Company and certain of its subsidiaries. This agreement, together with Coca-Cola FEMSA’s bylaws, sets forth the basic rules under which Coca-Cola FEMSA operates.

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

The Coca-Cola Memorandum

In connection with the acquisition of Panamco, in 2003, Coca-Cola FEMSA established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and our company that were memorialized in writing prior to completion of the acquisition. Although the memorandum has not been amended, Coca-Cola FEMSA continues to develop its relationship with The Coca-Cola Company (through, inter alia, acquisitions and taking on new product categories), and Coca-Cola FEMSA therefore believes that the memorandum should be interpreted in the context of subsequent events, some of which have been noted in the description below. The principal terms are as follows:

•

The shareholder arrangements between our company and The Coca-Cola Company and certain of its subsidiaries will continue in place. On February 1, 2010, FEMSA amended its shareholders agreement with The Coca-Cola Company. See “—Shareholders Agreement.”

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

•

We, The Coca-Cola Company and Coca-Cola FEMSA will meet to discuss the optimal Latin American territorial configuration for the Coca-Cola bottler system. During these meetings, Coca-Cola FEMSA will consider all possible combinations and any asset swap transactions that may arise from these discussions. In addition, Coca-Cola FEMSA will entertain any potential combination as long as it is strategically sound and done at fair market value.

•

Coca-Cola FEMSA would like to keep open strategic alternatives that relate to the integration of sparkling beverages and beer. The Coca-Cola Company, our company and Coca-Cola FEMSA would explore these alternatives on a market-by-market basis at the appropriate time.

•

Coca-Cola FEMSA may be entering some markets where significant infrastructure investment may be required. The Coca-Cola Company and our company will conduct a joint study that will outline strategies for these markets, as well as the investment levels required to execute these strategies. Subsequently, it is intended that our company and The Coca-Cola Company will reach an agreement on the level of funding to be provided by each of the partners. The parties intend that this allocation of funding responsibilities would not be overly burdensome for either partner.

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

•

Horizontal growth: The framework includes The Coca-Cola Company’s endorsement of Coca-Cola FEMSA’s aspiration to continue being a leading participant in the consolidation of the Coca-Cola system in Latin America, as well as the exploration of potential opportunities in other markets where Coca-Cola FEMSA’s operating model and strong execution capabilities could be leveraged. For example, in 2008 Coca-Cola FEMSA entered into a transaction with The Coca-Cola Company to acquire from it REMIL, which was The Coca-Cola Company’s wholly-owned bottling franchise in the majority of the State of Minas Gerais of Brazil. On January 25, 2013, Coca-Cola FEMSA closed the acquisition of a 51% non-controlling stake in the outstanding shares of CCFPI in the Philippines.

•

Long-term vision in relationship economics: Coca-Cola FEMSA and The Coca-Cola Company understand each other’s business objectives and growth plans, and the new framework provides long-term perspective on the economics of their relationship. This will allow Coca-Cola FEMSA and The Coca-Cola Company to focus on continuing to drive the business forward and generating profitable growth.

Bottler Agreements

Bottler agreements are the standard agreements for each territory that The Coca-Cola Company enters into with bottlers. Pursuant to its bottler agreements, Coca-Cola FEMSA is authorized to manufacture, sell, and distribute Coca-Cola trademark beverages within specific geographic areas, and is required to purchase concentrate in all of its territories from companies designated by The Coca-Cola Company, and sweeteners from companies authorized by The Coca-Cola Company.

These bottler agreements also provide that Coca-Cola FEMSA will purchase its entire requirement of concentrate for Coca-Cola trademark beverages from The Coca-Cola Company and other authorized suppliers at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion. Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, Coca-Cola FEMSA sets the price of products sold to customers at its discretion, subject to the applicability of price restraints imposed by authorities in certain territories. Coca-Cola FEMSA has the exclusive right to distribute Coca-Cola trademark beverages for sale in its territories in authorized containers of the nature prescribed by the bottler agreements and currently used by Coca-Cola FEMSA. These containers include various configurations of cans and returnable and non-returnable bottles made of glass, aluminum and plastic and fountain containers.

The bottler agreements include an acknowledgment by Coca-Cola FEMSA that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the secret formulas with which The Coca-Cola Company’s concentrates are made. Subject to Coca-Cola FEMSA’s exclusive right to distribute Coca-Cola trademark beverages in its territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of its territories. Coca-Cola FEMSA’s bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates charged to its subsidiaries and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which Coca-Cola FEMSA purchases concentrates under the bottler agreements may vary materially from the prices it has historically paid. However, under Coca-Cola FEMSA’s bylaws and the shareholders agreement among our company and The Coca-Cola Company and certain of its subsidiaries, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain voting rights of the directors appointed by The Coca-Cola Company. This provides Coca-Cola FEMSA with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to Coca-Cola FEMSA pursuant to such shareholders agreement and the Coca-Cola FEMSA’s bylaws. See “—Shareholders Agreement.”

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

•	undertake adequate quality control measures prescribed by The Coca-Cola Company;

•	develop, stimulate and satisfy fully the demand for Coca-Cola trademark beverages using all approved means, which includes the investment in advertising and marketing plans;

•	maintain a sound financial capacity as may be reasonably necessary to assure performance by Coca-Cola FEMSA and its subsidiaries of their obligations to The Coca-Cola Company; and

•	submit annually, to The Coca-Cola Company, Coca-Cola FEMSA’s marketing, management, promotional and advertising plans for the ensuing year.

The Coca-Cola Company contributed a significant portion of Coca-Cola FEMSA’s total marketing expenses in its territories during 2014 and has reiterated its intention to continue providing such support as part of its new cooperation framework. Although Coca-Cola FEMSA believes that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “—Shareholders Agreement.”

Coca-Cola FEMSA has separate bottler agreements with The Coca-Cola Company for each of the territories in which it operates, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of December 31, 2014, we had:

•

nine bottler agreements in Mexico: (i) the agreements for the Valley of Mexico, which are up for renewal in April 2016 and June 2023, (ii) the agreements for the Central territory, which are up for renewal in May 2015 (three agreements) and July 2016, (iii) the agreement for the Northeast territory, which is up for renewal in May 2015, (iv) the agreement for the Bajio territory, which is up for renewal in May 2015, and (v) the agreement for the Southeast territory, which is up for renewal in June 2023;

•	four bottler agreements in Brazil, which are up for renewal in October 2017 (two agreements) and April 2024 (two agreements).

•

one bottler agreement in each of Argentina, which is up for renewal in September 2024, Colombia, which is up for renewal in June 2024; Venezuela, which is up for renewal in August 2016; Guatemala, which is up for renewal in March 2025; Costa Rica, which is up for renewal in September 2017; Nicaragua, which is up for renewal in May 2016 and Panama, which is up for renewal in November 2024.

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

Under the Corporate Governance Agreement, FEMSA is entitled to nominate two representatives to the Heineken Supervisory Board, one of whom will be appointed as its Vice Chairman and will also serve as a representative of FEMSA on the Heineken Supervisory Board. Our nominees for appointment to the Heineken Supervisory Board were José Antonio Fernández Carbajal, our Executive Chairman of the Board, and Javier Astaburuaga Sanjines, our Vice President of Corporate Development, who were both approved by Heineken N.V.’s general meeting of shareholders. Mr. Fernández Carbajal was also approved to the Heineken Holding N.V. Board of Directors by the general meeting of shareholders of Heineken Holding N.V.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2014, we had outstanding total debt of Ps. 84,488 million, of which 12.6% bore interest at variable interest rates and 87.4% bore interest at fixed interest rates. Swap contracts held by us effectively switch a portion of our variable rate indebtedness into fixed-rate indebtedness. After giving effect to these contracts, as of December 31, 2014, 73% of our total debt was fixed rate and 27% of our total debt was variable rate (the total amount of debt and of variable rate debt and fixed rate debt used in the calculation of this percentage was obtained by converting only the units of investment debt for the related cross currency swap, and it also includes the effect of related interest rate swaps). The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate, or LIBOR, (a benchmark rate used for Eurodollar loans), the Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate, or TIIE), and the Certificados de la Tesorería (Treasury Certificates, or CETES) rate. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our derivative financial instruments that are sensitive to changes in interest rates and exchange rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2014, plus spreads contracted by us. Our derivative financial instruments’ current payments are denominated in U.S. dollars and Mexican pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2014 exchange rate of Ps. 14.7180 per U.S. dollar.

The table below also includes the estimated fair value as of December 31, 2014 of:

•

short and long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;

•	long-term notes payable and capital leases, based on quoted market prices; and

•	cross currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2014.

As of December 31, 2014, the fair value represents an increase in total debt of Ps. 2,107 million more than book value.

Principal by Year of Maturity

	At December 31, 2014								At December 31, 2013
	2015	2016	2017	2018	2019	2020 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of Mexican pesos, except for percentages)
Short-term debt:
Fixed rate debt:
Argentine pesos:
Bank loans	301	—	—	—	—	—	301	304	495	489
Interest rate(1)	30.9%	—	—	—	—	—	30.9%	30.9%	25.4%	25.4%
Variable rate debt:
Brazilian reais:
Bank loans	148	—	—	—	—	—	148	148	34	34
Interest rate(1)	12.6%	—	—	—	—	—	12.6%	12.6%	9.7%	9.7%
U.S. dollars:

Subtotal	449	—	—	—	—	—	449	452	529	523

Long-term debt:
Fixed rate debt:
U.S. dollars:
Senior Notes (Coca-Cola FEMSA)	—	—	—	14,668	—	29,225	43,893	46,924	34,272	35,327
Interest rate(1)	—	—	—	2.4%	—	4.5%	3.8%	3.8%	3.7%	3.7%
Senior Notes due 2023	—	—	—	—	—	4,308	4,308	4,117	3,736	3,486
Interest rate(1)	—	—	—	—	—	2.9%	2.9%	2.9%	2.9%	2.9%
Senior Notes due 2043	—	—	—	—	—	9,900	9,900	9,594	8,377	7,566
Interest rate(1)	—	—	—	—	—	4.4%	4.4%	4.4%	4.4%	4.4%
Bank Loans	30	—	—	—	—	—	30	30	123	125
Interest rate(1)	3.9%	—	—	—	—	—	3.9%	3.9%	3.8%	3.8%
Mexican Pesos:
Units of Investment (UDIs)	—	—	3,599	—	—	—	3,599	3,599	3,630	3,630
Interest rate(1)	—	—	4.2%	—	—	—	4.2%	4.2%	4.2%	4.2%
Domestic Senior Notes	—	—	—	—	—	9,988	9,988	9,677	9,987	9,427
Interest rate(1)	—	—	—	—	—	6.2%	6.2%	6.2%	6.2%	6.2%
Brazilian reais:
Bank loans	116	120	123	91	54	97	601	553	337	311
Interest rate(1)	4.1%	4.3%	4.5%	5.1%	5.2%	4.9%	4.6%	4.6%	3.1%	3.1%
Finance leases	223	192	168	88	41	50	762	642	965	817
Interest rate(1)	4.7%	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%
Argentine Pesos:
Bank Loans	124	131	54	—	—	—	309	302	358	327
Interest rate(1)	24.9%	27.5%	30.2%	—	—	—	26.8%	26.8%	20.3%	20.3%
Subtotal	493	443	3,944	14,847	95	53,568	73,390	75,438	61,785	61,016
Variable rate debt:
U.S. Dollars:
Bank Loans	—	2,108	—	4,848	—	—	6,956	7,001	5,843	5,897
Interest rate(1)	—	0.9%	—	0.9%	—	—	0.9%	0.9%	0.9%	0.9%
Mexican pesos:
Domestic Senior Notes	—	2,473	—	—	—	—	2,473	2,502	2,517	2,500
Interest rate(1)	—	3.4%	—	—	—	—	3.4%	3.4%	3.9%	3.9%
Bank Loans	—	—	—	—	—	—	—	—	4,132	4,205
Interest rate(1)	—	—	—	—	—	—	—	—	4.0%	4.0%
Argentine pesos:
Bank loans	17	215	—	—	—	—	232	227	180	179
Interest rate(1)	24.9%	21.3%	—	—	—	—	21.5%	21.5%	25.7%	25.7
Brazilian reais:
Bank loans	64	27	17	17	17	14	156	146	167	167
Interest rate(1)	12.3%	9.7%	7.6%	7.6%	7.6%	6.0%	6.7%	6.7%	11.3%	11.3%
Finance leases	38	25	—	—	—	—	63	63	100	100
Interest rate(1)	10%	10%	—	—	—	—	10%	10%	10%	10.0%
Colombian pesos:
Bank loans	492	277	—	—	—	—	769	766	1,495	1,490
Interest rate(1)	5.9%	5.9%	—	—	—	—	5.9%	5.9%	5.7%	5.7%

Subtotal	611	5,125	17	4,865	17	14	10,649	10,705	14,434	14,538

Total long-term debt	1,104	5,568	3,961	19,712	112	53,582	84,039	86,143	76,219	75,554

	At December 31, 2014								At December 31, 2013
	2015	2016	2017	2018	2019	2020 and thereafter	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions of Mexican pesos, except for percentages)
Derivative financial instruments:
Interest rate swaps:
Mexican pesos:
Variable to fixed:(2)	—	—	—	—	—	—	—	—	2,538	—
Interest pay rate(1)	—	—	—	—	—	—	—	—	8.6%	—
Interest receive rate(1)	—	—	—	—	—	—	—	—	4.0%	—
Variable to fixed:(3)									2,538	—
Interest pay rate(1)	—	—	—	—	—	—	—	—	8.6%	—
Interest receive rate(1)	—	—	—	—	—	—	—	—	4.0%	—
Cross currency swaps:
Units of Investment (UDIs) to Mexican pesos and variable rate Fixed to variable	—	—	2,500	—	—	—	2,500	—	2,500	—
Interest pay rate(1)	—	—	3.1%	—	—	—	3.1%	—	4.1%	—
Interest receive rate(1)	—	—	4.2%	—	—	—	4.2%	—	4.2%	—
U.S. dollars to Mexican pesos Variable to fixed	—	—	—	6,476	—	—	6,476	—	—	—
Interest pay rate(1)	—	—	—	3.2%	—	—	3.2%	—	—	—
Interest receive rate(1)	—	—	—	2.4%	—	—	2.4%	—	—	—
Fixed to variable	—	—	—	—	—	11,403	11,403	—	11,403	—
Interest pay rate(1)	—	—	—	—	—	4.6%	4.6%	—	5.1%	—
Interest receive rate(1)	—	—	—	—	—	4.0%	4.0%	—	4.0%	—
Fixed to fixed	—	—	—	—	—	1,267	1,267	—	2,575	—
Interest pay rate(1)	—	—	—	—	—	5.7%	5.7%	—	7.2%	—
Interest receive rate(1)	—	—	—	—	—	2.9%	2.9%	—	3.8%	—
U.S. dollars to Brazilian reais Fixed to variable	30	—	—	6,623	—	—	6,653	—	6,017	—
Interest pay rate(1)	13.7%	—	—	11.2%	—	—	11.3%	—	9.5%	—
Interest receive rate(1)	3.9%	—	—	2.7%	—	—	2.7%	—	2.7%	—
Variable to variable	—	—	—	20,311	—	—	20,311	—	18,046	—
Interest pay rate(1)	—	—	—	11.3%	—	—	11.3%	—	9.5%	—
Interest receive rate(1)	—	—	—	1.5%	—	—	1.5%	—	1.5%	—

(1)	Weighted average interest rate.

(2)	Interest rate swaps with a notional amount of Ps. 1,500 at December 31, 2013 that receive a variable rate of 3.2% and pay a fixed rate of 5.0%; joined with a cross currency swap of the same notional amount at December 31, 2014, which covers units of investments to Mexican pesos, that receives a fixed rate of 4.2% and pays a variable rate of 3.2%.

(3)	Interest rate swaps with a notional amount of Ps. 11,403 at December 31, 2013 that receive a variable rate of 4.6% and pay a fixed rate of 7.2%; joined with a cross currency swap of the same notional amount at December 31, 2014, which covers U.S. Dollars to Mexican pesos, that receives a fixed rate of 4.0% and pay a variable rate of 4.6%.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to variable-rate liabilities held at FEMSA as of December 31, 2014 would increase our interest expense by approximately Ps. 244 million, or 3.6%, over the 12-month period of 2015, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country in which we operate, relative to the U.S. dollar. In 2014, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency At December 31, 2014

Region	Currency	% of Consolidated Total Revenues
Mexico and Central America(1)	Mexican peso and others	70.5%
Venezuela(2)	Bolívar fuerte	3.3%
South America	Brazilian reais, Argentine peso, Colombian peso	26.1%

(1)	Mexican peso, Quetzal, Balboa, Colón and U.S. dollar.

(2)	We have translated the revenues for the entire year using SICAD II exchange rate. As of December 31,2014, was 49.99 bolivars per U.S. dollar (0.29 Mexican peso per bolivar).

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2014, after giving effect to all cross currency swaps, 42.7% of our long-term indebtedness was denominated in Mexican pesos, 22.6% was denominated in U.S. dollars, 1.0% was denominated in Colombian pesos, 1.1% was denominated in Argentine pesos and 32.7% was denominated in Brazilian reais. We also have short-term indebtedness, which consists of bank loans in Argentine pesos and Brazilian reais. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency-denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency-denominated long-term indebtedness is increased.

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar-denominated debt obligations as shown in the interest risk table above. We occasionally utilize financial derivative instruments to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies.

As of December 31, 2014, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and Euros. The notional amount of these forward agreements was Ps. 5,603 million, for which we have recorded a fair value asset of Ps. 272 million. The maturity date of these forward agreements is in 2015 and 2016. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2014, a loss of Ps. 38 million was recorded in our consolidated results.

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

As of December 31, 2012, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and Euros. The notional amount of these forward agreements was Ps. 2,803 million, for which we have recorded a fair value asset of Ps. 36 million. The maturity date of these forward agreements was in 2013. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2012, a gain of Ps. 126 million was recorded in our consolidated results.

As of December 31, 2014, we had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations. The notional amount of these options was Ps. 402 million, for which we have recorded a net fair value asset of Ps. 56 million as part of cumulative other comprehensive income. The maturity date of these options is in 2015.

As of December 31, 2013, the Company had no outstanding options to purchase U.S. dollars.

As of December 31, 2012, we had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations. The notional amount of these options was Ps. 982 million, for which we have recorded a net fair value asset of Ps. 47 million as part of cumulative other comprehensive income. The maturity date of these options was in 2013.

The following table illustrates the effects that hypothetical fluctuations in the exchange rates of the U.S. dollar and the Euro relative to the Mexican peso, and the U.S. dollar relative to the Brazilian reais and Colombian peso, would have on our equity and profit or loss:

Foreign Currency Risk(1)(2)	Change in Exchange Rate	Effect on Equity		Effect on Profit or Loss
2014
FEMSA	+9%MXN/EUR	Ps.	(278)	Ps.	—
	-9% MXN/EUR		278		—
Coca-Cola FEMSA	+7%MXN/USD		119		—
	+14%BRL/USD		96		—
	+9%COP/USD		42		—
	+11%ARS/USD		22
	-7%MXN/USD		(119)		—
	-14%BRL/USD		(96)		—
	-9%COP/USD		(42)		—
	-11%ARS/USD		(22)
2013
FEMSA	+7%MXN/EUR	Ps.	(157)	Ps.	—
	-7% MXN/EUR		157		—
Coca-Cola FEMSA	+11%MXN/USD		67		—
	+13%BRL/USD		86		—
	+6%COP/USD		19		—
	-11%MXN/USD		(67)		—
	-13%BRL/USD		(86)		—
	-6%COP/USD		(19)		—
2012
FEMSA	+9%MXN/EUR/	Ps.	(250)	Ps.	—
	+11%MXN/USD
	-9%MXN/EUR/		104		—
	-11%MXN/USD
Coca-Cola FEMSA	-11%MXN/USD		(204)		—

(1)	The sensitivity analysis effects include all subsidiaries of the Company.

(2)	Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.

As of December 31, 2014, we had (i) cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 30 million that expire in 2015, for which we have recorded a net fair value asset of Ps. 6 million; (ii) cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 2,711 million that expire in 2017, for which we have recorded a net fair value asset of Ps. 1,209 million; (iii) cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 33,410 million that expire in 2018, for which we have recorded a net fair value asset of Ps. 3,002 million; (iv) cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 369 million that expire in 2019, for which we have recorded a net fair value asset of Ps. 15 million; (v) cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 12,670 million that expire in 2023, for which we have recorded a net fair value asset of Ps. 2,060 million.

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

For the years ended December 31, 2014, 2013, and 2012, certain cross currency swap instruments did not meet the hedging criteria for accounting purposes; consequently, changes in the estimated fair value were recorded in the income statement. The changes in fair value of these contracts represented a gain of Ps 59 million in 2014, Ps. 33 million in 2013 and a loss of Ps. 2 million in 2012, respectively.

A hypothetical, instantaneous and unfavorable 10% devaluation of the Mexican peso relative to the U.S. dollar occurring on December 31, 2014 would have resulted in a foreign exchange loss decreasing our consolidated net income by approximately Ps. 830 million over the 12-month period of 2015, reflecting greater foreign exchange loss related to our U.S. dollar denominated indebtedness, net of a gain in the cash balances held by us in U.S. dollars and Euros.

As of April 17, 2015, the exchange rates relative to the U.S. dollar of all the countries in which we operate, as well as their devaluation/revaluation effect compared to December 31, 2014, were as follows:

Country	Currency	Exchange Rate as of April 17, 2015		(Devaluation) / Revaluation
Mexico	Mexican peso	15.39		4.6%
Brazil	Brazilian reais	3.05		15.0%
Venezuela	Bolívar fuerte	196.66	(1)	293.4%
Colombia	Colombian peso	2,493.93		4.2%
Argentina	Argentine peso	8.87		3.7%
Costa Rica	Colón	537.38		(1.5)%
Guatemala	Quetzal	7.68		1.1%
Nicaragua	Cordoba	26.98		1.4%
Panama	U.S. dollar	1.00		0.0%
Euro Zone	Euro	0.93		13.1%
Peru	Nuevo Sol	3.13		4.5%
Chile	Chilean peso	612.30		0.8%

(1)	SIMADI exchange rate as of April 17, 2015.

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies in each of the countries in which we operate, relative to the U.S. dollar, occurring on December 31, 2014, would produce a reduction (or gain) in stockholders’ equity as follows:

Country	Currency	Reduction in Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	1,429
Brazil	Brazilian reais	1,826
Venezuela	Bolívar fuerte	276
Colombia	Colombian peso	960
Costa Rica	Colón	269
Argentina	Argentine peso	96
Guatemala	Quetzal	71
Nicaragua	Cordoba	61
Panama	U.S. dollar	246
Peru	Nuevo Sol	19
Euro Zone	Euro	7,612

Equity Risk

As of December 31, 2014, 2013 and 2012, we did not have any equity derivative agreements, other than as described in Note 20.7 of our audited consolidated financial statements.

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials that are exposed to variations of commodity price exchange rates. As of December 31, 2014, we had various derivative instruments contracts with maturity dates through 2017, notional amounts of Ps. 2,868 million and a fair value liability of Ps. 409 million. The results of our commodity price contracts for the years ended December 31, 2014, 2013, and 2012, were a loss of Ps. 291 million, a loss of Ps. 362 million, and a gain of Ps. 6 million, respectively, which were recorded in the results of each year.

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

ADS holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance and delivery of ADSs, including in connection with share distributions, stock splits	Up to US$ 5.00 per 100 ADSs (or portion thereof)
Distribution of dividends(1)	Up to US$ 0.02 per ADS
Withdrawal of shares underlying ADSs	Up to US$ 5.00 per 100 ADSs (or portion thereof)

(1)	As of the date of this annual report, holders of our ADSs were not required to pay additional fees with respect to this service.

Direct and indirect payments by the depositary

The depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders. For the year ended December 31, 2014, this amount was US$ 491,465.

ITEMS 13-14.	NOT APPLICABLE

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (or the Exchange Act) is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the 2013 framework in “Internal Controls—Integrated Framework,” as issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Our management’s assessment and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2014 did not identify any material changes in our internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, as stated in its report included herein.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL

CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of

Fomento Económico Mexicano, S.A.B. de C.V.:

We have audited Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 2013 Framework) (the COSO criteria). Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2014 and our report dated April 21, 2015 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ Agustín Aguilar Laurents

Monterrey, Mexico

April 21, 2015

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F. Our code of ethics applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.femsa.com. If we amend the provisions of our code of ethics that apply to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2014, 2013 and 2012, Mancera, S.C., a member practice of Ernst & Young Global Limited, was our auditor.

The following table summarizes the aggregate fees billed to us in 2014, 2013 and 2012 by Mancera, S.C., which is an independent registered public accounting firm, during the fiscal years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in millions of Mexican pesos)
Audit fees	Ps. 101	Ps. 101	Ps. 88
Audit-related fees	3	10	5
Tax fees	15	12	9
Other fees	5	6	5
Total	Ps. 124	Ps. 129	Ps. 107
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

Other fees. Other fees in the above table include mainly fees billed for due diligence services.

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

We did not purchase any of our equity securities in 2014. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—EVA Stock Incentive Plan.”

Purchases of Equity Securities

Period	Total Number of BD Units Purchased	Average Price Paid per BD Units	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 2014	517,855	Ps. 111.99	—	—

ITEM 16F.	NOT APPLICABLE

ITEM 16G.	CORPORATE GOVERNANCE

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

Compensation Committee: A compensation committee composed entirely independent directors is required.	Compensation Committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders’ interests and corporate performance.

NYSE Standards	Our Corporate Governance Practices

Audit Committee: Listed companies must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.	Audit Committee: We have an Audit Committee of four members, as required by the Mexican Securities Law. Each member of the Audit Committee is an independent director, and its chairman is elected at the shareholders’ meeting.

Equity compensation plan: Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plan: Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives. Our current equity compensation plans have been approved by our board of directors.

Code of business conduct and ethics: Corporate governance guidelines and a code of conduct and ethics are required, with disclosure of any waiver for directors or executive officers.	Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16B of SEC Form 20-F. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.femsa.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16H.	NOT APPLICABLE

ITEM 17.	NOT APPLICABLE

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-174, incorporated herein by reference.

ITEM 19. EXHIBITS

1.1	Bylaws (estatutos sociales) of Fomento Económico Mexicano, S.A.B. de C.V., approved on April 22, 2008, together with an English translation thereof (incorporated by reference to Exhibit 1.1 of FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 333-08752)).

1.2	Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Emprex and FEMSA dated as of January 11, 2010 (incorporated by reference to Exhibit 1.2 of FEMSA’s Annual Report on Form 20-F filed on June 25, 2010 (File No. 333-08752)).

1.3	First Amendment to Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Emprex and FEMSA dated as of April 26, 2010 (incorporated by reference to Exhibit 1.3 of FEMSA’s Annual Report on Form 20-F filed on June 25, 2010 (File No. 333-08752)).

1.4	Corporate Governance Agreement, dated April 30, 2010, between Heineken Holding N.V., Heineken N.V., L’Arche Green N.V., FEMSA and CB Equity. (incorporated by reference to Exhibit 1.4 of FEMSA’s Annual Report on Form 20-F filed on April 27, 2012 (File No. 333-08752)).

2.1	Deposit Agreement, as further amended and restated as of May 11, 2007, among FEMSA, The Bank of New York Mellon (formerly The Bank of New York), and all owners and holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to FEMSA’s registration statement on Form F-6 filed on April 30, 2007 (File No. 333-142469)).

2.2	Specimen certificate representing a BD Unit, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, together with an English translation (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

2.3	Indenture dated as of February 5, 2010 among Coca-Cola FEMSA and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.4	First Supplemental Indenture dated as of February 5, 2010 among Coca-Cola FEMSA and The Bank of New York Mellon and the Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.5	Second Supplemental Indenture dated as of April 1, 2011 among Coca-Cola FEMSA, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as Guarantor, and The Bank of New York Mellon (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 17, 2011 (File No. 001-12260)).

2.6	Indenture dated as of April 8, 2013 between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent, and Transfer Agent (incorporated by reference to Exhibit 4.1 of FEMSA’s registration statement on Form F-3 filed on April 9, 2013 (File No. 333-187806)).

2.7	First Supplemental Indenture, dated as of May 10, 2013, between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish Paying Agent, including the form of global note therein (incorporated by reference to Exhibit 1.4 of FEMSA’s registration statement on Form 8-A filed on May 17, 2013 (File No. 001-35934)).

2.8	Third Supplemental Indenture dated as of September 6, 2013 among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as existing guarantor, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V., as additional guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333-187275)).

2.9	Fourth Supplemental Indenture dated as of October 18, 2013 among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V., as existing guarantors, Controladora Interamericana de Bebidas, S. de R.L. de C.V., as additional guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No. 333-187275)).

2.10	Fifth Supplemental Indenture dated as of November 26, 2013 among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S.A. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on December 5, 2013 (File No.1-2260)).

2.11	Sixth Supplemental Indenture dated as of January 21, 2014 among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S.A. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on January 27, 2014 (File No.1-2260)).

3.1	Amended Voting Trust Agreement among certain principal shareholders of FEMSA together with an English translation (incorporated by reference to FEMSA’s Schedule 13D as amended filed on August 11, 2005 (File No. 005-54705)).

4.1	Amended and Restated Shareholders’ Agreement, dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company and Inmex (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.2	Amendment, dated May 6, 2003, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.3	Second Amendment, dated February 1, 2010, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

4.4	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.5	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.6	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.7	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.8	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.9	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.10	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.11	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.12	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.13	Supply Agreement, dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.14	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.15	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Baijo, S.A. de C.V., and The Coca-Cola Company with respect to operations in Baijo, Mexico (English translation). (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.16	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.17	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas, S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.18	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo, S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.19	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio, S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.20	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).

4.21	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.22	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio, S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.23	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo, S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.24	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.25	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.26	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.27	The Coca-Cola Company Memorandum to Steve Heyer from Jose Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

4.28	Shareholders Agreement dated as of January 25, 2013, by and among CCFPI, Coca-Cola South Asia Holdings, Inc., Coca-Cola Holdings (Overseas) Limited and Controladora de Inversiones en Bebidas Refrescantes, S.L. (incorporated by reference to Exhibit 4.27 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on March 15, 2013 (File No. 1-12260)).

8.1	Significant Subsidiaries.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 21, 2015.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 21, 2015.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 21, 2015.

23.1	Consent of Mancera, S.C.

23.2	Consent of KPMG Accountants N.V.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 21, 2015

Fomento Económico Mexicano, S.A.B. de C.V.

By:	/s/ Daniel Alberto Rodríguez Cofré
Daniel Alberto Rodríguez Cofré Chief Financial and Corporate Officer

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Fomento Económico Mexicano, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V. and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Heineken N.V. (a corporation in which the Company has a 12.53% interest) which is majority owned by Heineken Holding N.V. (a corporation in which the Company has a 14.94% interest) (collectively “Heineken”). In the consolidated financial statements, the Company’s investment in Heineken is stated at Ps. 83,710 and Ps. 80,351 million at December 31, 2014 and 2013, respectively, and the Company’s equity in the net income of Heineken is stated at Ps. 5,244, Ps. 4,587 and Ps. 8,311 million for the three years in the period ended December 31, 2014. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Heineken, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fomento Económico Mexicano, S.A.B. de C.V. and its subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fomento Económico Mexicano, S.A.B. de C.V. and its subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 21, 2015 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ Agustin Aguilar Laurents

Monterrey, N.L., Mexico

April 21, 2015

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	Note	December 2014 (*)	December 2014	December 2013
ASSETS
Current Assets:
Cash and cash equivalents	5	$2,407	Ps. 35,497	Ps. 27,259
Investments	6	10	144	126
Accounts receivable, net	7	939	13,842	12,798
Inventories	8	1,167	17,214	18,289
Recoverable taxes		544	8,030	9,141
Other current financial assets	9	176	2,597	3,977
Other current assets	9	121	1,788	1,979

Total current assets		5,364	79,112	73,569

Investments in associates and joint ventures	10	6,926	102,159	98,330
Property, plant and equipment, net	11	5,127	75,629	73,955
Intangible assets, net	12	6,883	101,527	103,293
Deferred tax assets	24	426	6,278	3,792
Other financial assets	13	444	6,551	2,753
Other assets, net	13	333	4,917	3,500

TOTAL ASSETS		$25,503	Ps. 376,173	Ps. 359,192

LIABILITIES AND EQUITY
Current Liabilities:
Bank loans and notes payable	18	$30	Ps. 449	Ps. 529
Current portion of long-term debt	18	75	1,104	3,298
Interest payable		33	482	409
Suppliers		1,794	26,467	26,632
Accounts payable		527	7,778	6,911
Taxes payable		554	8,177	6,745
Other current financial liabilities	25	330	4,862	4,345

Total current liabilities		3,343	49,319	48,869

Long-Term Liabilities:
Bank loans and notes payable	18	5,623	82,935	72,921
Post-employment and other long-term employee benefits	16	285	4,207	4,074
Deferred tax liabilities	24	247	3,643	2,993
Other financial liabilities	25	22	328	1,668
Provisions and other long-term liabilities	25	382	5,619	6,117

Total long-term liabilities		6,559	96,732	87,773

Total liabilities		9,902	146,051	136,642

Equity:
Controlling interest:
Capital stock		227	3,347	3,346
Additional paid-in capital		1,739	25,649	25,433
Retained earnings		9,974	147,122	130,840
Cumulative other comprehensive (loss) income		(383)	(5,645)	(227)

Total controlling interest		11,557	170,473	159,392

Non-controlling interest in consolidated subsidiaries	21	4,044	59,649	63,158

Total equity		15,601	230,122	222,550

TOTAL LIABILITIES AND EQUITY		$25,503	Ps. 376,173	Ps. 359,192

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Income Statements

For the years ended December 31, 2014, 2013 and 2012.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except per share amounts.

	Note	2014 (*)	2014		2013		2012
Net sales		$17,816	Ps.	262,779	Ps.	256,804	Ps.	236,922
Other operating revenues		45		670		1,293		1,387

Total revenues		17,861		263,449		258,097		238,309
Cost of goods sold		10,392		153,278		148,443		137,009

Gross profit		7,469		110,171		109,654		101,300

Administrative expenses		694		10,244		9,963		9,552
Selling expenses		4,679		69,016		69,574		62,086
Other income	19	74		1,098		651		1,745
Other expenses	19	(86)		(1,277)		(1,439)		(1,973)
Interest expense	18	(454)		(6,701)		(4,331)		(2,506)
Interest income		58		862		1,225		783
Foreign exchange loss, net		(61)		(903)		(724)		(176)
Monetary position loss, net		(22)		(319)		(427)		(13)
Market value gain on financial instruments		5		73		8		8

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		1,610		23,744		25,080		27,530
Income taxes	24	424		6,253		7,756		7,949
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	10	348		5,139		4,831		8,470

Consolidated net income		$1,534	Ps.	22,630	Ps.	22,155	Ps.	28,051

Attributable to:
Controlling interest		1,132		16,701		15,922		20,707
Non-controlling interest		402		5,929		6,233		7,344

Consolidated net income		$1,534	Ps.	22,630	Ps.	22,155	Ps.	28,051

Basic net controlling interest income:
Per series “B” share	23	$0.06	Ps.	0.83	Ps.	0.79	Ps.	1.03
Per series “D” share	23	0.07		1.04		1.00		1.30
Diluted net controlling interest income:
Per series “B” share	23	0.06		0.83		0.79		1.03
Per series “D” share	23	0.07		1.04		0.99		1.29

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2014, 2013 and 2012.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	Note	2014 (*)	2014	2013	2012
Consolidated net income		$1,534	Ps. 22,630	Ps. 22,155	Ps. 28,051
Other comprehensive income:
Items that may be reclassified to consolidated net income, net of tax:
Unrealized loss on available for sale securities	6	—	—	(2)	(2)
Valuation of the effective portion of derivative financial instruments		33	493	(246)	(243)
Exchange differences on the translation of foreign operations and associates		(831)	(12,256)	1,151	(5,250)
Share of other comprehensive income of associates and joint ventures	10	30	441	(2,629)	(781)

Total items that may be reclassified		(768)	(11,322)	(1,726)	(6,276)

Items that will not to be reclassified to consolidated net income in subsequent periods, net of tax:
Remeasurements of the net defined benefit liability	16	(24)	(361)	(112)	(279)

Total items that will not be reclassified		(24)	(361)	(112)	(279)

Total other comprehensive loss, net of tax		(792)	(11,683)	(1,838)	(6,555)

Consolidated comprehensive income, net of tax		$742	Ps. 10,947	Ps. 20,317	Ps. 21,496

Controlling interest comprehensive income		765	11,283	15,030	15,638
Reattribution to non-controlling interest of other comprehensive income by acquisition of Grupo YOLI		—	—	(36)	—
Reattribution to non-controlling interest of other comprehensive income by acquisition of FOQUE		—	—	—	29

Controlling interest, net of reattribution		$765	Ps. 11,283	Ps. 14,994	Ps. 15,667

Non-controlling interest comprehensive income		(23)	(336)	5,287	5,858
Reattribution from controlling interest of other comprehensive income by acquisition of Grupo YOLI		—	—	36	—
Reattribution from controlling interest of other comprehensive income by acquisition of FOQUE		—	—	—	(29)

Non-controlling interest, net of reatribution		$(23)	Ps. (336)	Ps. 5,323	Ps. 5,829

Consolidated comprehensive income, net of tax		$742	Ps. 10,947	Ps. 20,317	Ps. 21,496

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014, 2013 and 2012.

Amounts expressed in millions of Mexican pesos (Ps.)

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Unrealized Gain (Loss) on Available for sale Securities	Valuation of the Effective Portion of Derivative Financial Instrument	Exchange Differences on the Translation of Foreign Operations and Associates	Remeasurements of the Net Defined Benefit Liability	Total Controlling Interest	Non-Controlling Interest	Total Equity
Balances at January 1, 2012	Ps. 3,345	Ps. 20,656	Ps. 114,487	Ps. 4	Ps. 365	Ps. 5,717	Ps. (352)	Ps. 144,222	Ps. 47,949		Ps. 192,171

Net income			20,707					20,707	7,344		28,051
Other comprehensive income, net of tax				(2)	(17)	(3,725)	(1,296)	(5,040)	(1,515)		(6,555)

Comprehensive income			20,707	(2)	(17)	(3,725)	(1,296)	15,667	5,829		21,496
Dividends declared			(6,200)					(6,200)	(2,986)		(9,186)
Issuance (repurchase) of shares associated with share-based payment plans	1	(50)						(49)	(12)		(61)
Acquisition of Grupo Fomento Queretano through issuance of Coca-Cola FEMSA shares (see Note 4)		2,134			1	(31)	1	2,105	4,172		6,277
Other transactions of non-controlling interest								—	(50)		(50)
Other movements of equity method of associates, net of taxes			(486)					(486)	—		(486)

Balances at December 31, 2012	3,346	22,740	128,508	2	349	1,961	(1,647)	155,259	54,902		210,161

Net income			15,922					15,922	6,233		22,155
Other comprehensive income, net of tax				(2)	(170)	(1,214)	458	(928)	(910)		(1,838)

Comprehensive income			15,922	(2)	(170)	(1,214)	458	14,994	5,323		20,317
Dividends declared			(13,368)					(13,368)	(3,125)		(16,493)
Issuance (repurchase) of shares associated with share-based payment plans		(172)						(172)	(7)		(179)
Acquisition of Grupo Yoli through issuance of Coca-Cola FEMSA shares (see Note 4)		2,865			2	32	2	2,901	5,120		8,021
Other acquisitions (see Note 4)								—	430		430
Increase in share of non-controlling interest								—	515		515
Other movements of equity method of associates, net of taxes			(222)					(222)	—		(222)

Balances at December 31, 2013	3,346	25,433	130,840	—	181	779	(1,187)	159,392	63,158		222,550

Net income			16,701					16,701	5,929		22,630
Other comprehensive income, net of tax					126	(4,412)	(1,132)	(5,418)	(6,265)		(11,683)

Comprehensive income			16,701		126	(4,412)	(1,132)	11,283	(336)		10,947
Dividends declared								—	(3,152)		(3,152)
Issuance (repurchase) of shares associated with share-based payment plans	1	216						217	(21)		196
Other movements of equity method of associates, net of taxes			(419)					(419)	—		(419)

Balances at December 31, 2014	Ps. 3,347	Ps. 25,649	Ps. 147,122	Ps. —	Ps. 307	Ps. (3,633)	Ps. (2,319)	Ps. 170,473	Ps. 59,649	Ps.	230,122

The accompanying notes are an integral part of these consolidated statements of changes in equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2013 and 2012.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	2014 (*)	2014		2013		2012
Cash flows from operating activities:
Income before income taxes	$1,958	Ps.	28,883	Ps.	29,911	Ps.	36,000
Adjustments for:
Non-cash operating expenses	14		209		752		1,683
Employee profit sharing	77		1,138		1,936		1,650
Depreciation	612		9,029		8,805		7,175
Amortization	67		985		891		715
Loss (gain) on sale of long-lived assets	—		7		(41)		(132)
Gain on sale of shares	—		—		—		(2,148)
Disposal of long-lived assets	10		153		122		133
Impairment of long-lived assets	10		145		—		384
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	(348)		(5,139)		(4,831)		(8,470)
Interest income	(58)		(862)		(1,225)		(783)
Interest expense	454		6,701		4,331		2,506
Foreign exchange loss, net	61		903		724		176
Monetary position loss, net	22		319		427		13
Market value (gain) on financial instruments	(5)		(73)		(8)		(8)

Cash flow from operating activities before changes in operating accounts and employee profit sharing	2,874		42,398		41,794		38,894
Accounts receivable and other current assets	(336)		(4,962)		(1,948)		(746)
Other current financial assets	118		1,736		(1,508)		(977)
Inventories	(76)		(1,122)		(1,541)		(2,289)
Derivative financial instruments	17		245		402		(17)
Suppliers and other accounts payable	468		6,910		517		3,833
Other long-term liabilities	(155)		(2,308)		(109)		(18)
Other current financial liabilities	54		793		417		329
Post-employment and other long-term employee benefits	(28)		(416)		(317)		(209)

Cash generated from operations	2,936		43,274		37,707		38,800
Income taxes paid	(401)		(5,910)		(8,949)		(8,015)

Net cash generated by operating activities	2,535		37,364		28,758		30,785

Cash flows from investing activities:
Acquisition of Grupo Fomento Queretano, net of cash acquired (see Note 4)	—		—		—		(1,114)
Acquisition of Grupo Yoli, net of cash acquired (see Note 4)	—		—		(1,046)		—
Acquisition of Companhia Fluminense de Refrigerantes, net of cash acquired (see Note 4)	—		—		(4,648)		—
Acquisition of Spaipa S.A. Industria Brasileira de Bebidas, net of cash acquired (see Note 4)	—		—		(23,056)		—
Other acquisitions, net of cash acquired (see Note 4)	—		—		(3,021)		—
Investment in shares of Coca-Cola FEMSA Philippines, Inc. CCFPI (see Note 10)	—		—		(8,904)		—
Other investments in associates and joint ventures (see Note 10)	(4)		(58)		(335)		(1,207)
Disposals of subsidiaries and associates, net of cash	—		—		—		1,055
Purchase of investments	(41)		(607)		(118)		(2,808)
Proceeds from investments	40		589		1,488		2,534
Interest received	59		863		1,224		777
Derivative financial instruments	(2)		(25)		119		94
Dividends received from associates and joint ventures	132		1,949		1,759		1,697
Long-lived assets acquisitions	(1,152)		(16,985)		(16,380)		(14,844)
Proceeds from the sale of long-lived assets	14		209		252		362
Acquisition of intangible assets	(48)		(706)		(1,077)		(441)
Investment in other assets	(54)		(796)		(1,436)		(1,264)
Investment in other financial assets	(3)		(41)		(52)		—
Collection in other financial assets	—		—		—		516

Net cash used in investing activities	(1,059)		(15,608)		(55,231)		(14,643)

Cash flows from financing activities:
Proceeds from borrowings	363		5,354		78,907		14,048
Payments of bank loans	(388)		(5,721)		(39,962)		(5,872)
Interest paid	(270)		(3,984)		(3,064)		(2,172)
Derivative financial instruments	(154)		(2,267)		697		(209)
Dividends paid	(214)		(3,152)		(16,493)		(9,186)
Acquisition of non-controlling interests	—		—		—		(6)
Increase in shares of non-controlling interest	—		—		515		—
Other financing activities	33		482		(16)		(21)

Net cash (used in) generated by financing activities	(630)		(9,288)		20,584		(3,418)

Increase (decrease) in cash and cash equivalents	846		12,468		(5,889)		12,724

Initial balance of cash and cash equivalents	1,848		27,259		36,521		25,841

Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(287)		(4,230)		(3,373)		(2,044)

Ending balance of cash and cash equivalents	$2,407	Ps.	35,497	Ps.	27,259	Ps.	36,521

(*)	Convenience translation to U.S. dollars ($) – see Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flow.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Notes to the Consolidated Financial Statements

As of December 31, 2014, 2013 and 2012.

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

The following is a description of the activities of the Company as of the date of the issuance of these consolidated financial statements, together with the ownership interest in each Subholding Company:

	% Ownership
Subholding Company	December 31, 2014	December 31, 2013	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”)	47.9% (1) (63.0% of the voting shares)	47.9% (1) (63.0% of the voting shares)	Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil, Argentina and Philippines (see Note 10). At December 31, 2014, The Coca-Cola Company (TCCC) indirectly owns 28.1% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 24.0% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”). Its American Depositary Shares (“ADS”) trade on the New York Stock Exchange, Inc (NYSE).

FEMSA Comercio, S.A. de C.V. and subsidiaries (“FEMSA Comercio”)	100%	100%	Operation of chains of small-box retail formats in Mexico, Colombia and the United States, mainly under the trade name “OXXO.”

CB Equity, LLP (“CB Equity”)	100%	100%	This Company holds Heineken N.V. and Heineken Holding N.V. shares, which represents in the aggregate a 20% economic interest in both entities (“Heineken Company”).

Other companies	100%	100%	Companies engaged in the production and distribution of coolers, commercial refrigeration equipment and plastic cases; as well as transportation logistics and maintenance services to FEMSA’s subsidiaries and to third parties.

(1)	The Company controls Coca-Cola FEMSA’s relevant activities.

Note 2. Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer Carlos Salazar Lomelín and Chief Financial and Administrative Officer Javier Astaburuaga Sanjines on February 20, 2015. Those consolidated financial statements and notes were then approved by the Company’s Board of Directors on February 25, 2015 and by the Shareholders on March 19, 2015. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Financial and Administrative Officer on April 21, 2015, and subsequent events have been considered through that date (See Note 28).

2.2 Basis of measurement and presentation

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

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

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2014, the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2014 were converted into U.S. dollars at the exchange rate of 14.7500 Mexican pesos per U.S. dollar as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates as of that date. This arithmetic conversion should not be construed as representation that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

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

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

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

Management’s judgement must be exercised to determine the fair value of assets acquired and liabilities assumed.

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

Management also considers the existence and effect of potential voting rights that are currently exercisable or currently convertible when assessing whether the Company has significant influence.

In addition, the Company evaluates certain indicators that provide evidence of significant influence, such as:

•	Whether the extent of the Company’s ownership is significant relative to other shareholders (i.e., a lack of concentration of other shareholders);

•	Whether the Company’s significant shareholders, fellow subsidiaries, or officers hold additional investment in the investee; and

•	Whether the Company is a part of significant investee committees, such as the executive committee or the finance committee.

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

As mentioned in Note 10, on January 25, 2013, Coca-Cola FEMSA closed the acquisition of 51% of Coca-Cola FEMSA Philippines, Inc (CCFPI) (formerly Coca-Cola Bottlers Philippines, Inc.). Coca-Cola FEMSA jointly controls CCFPI with TCCC. This is based on the following factors: (i) during the initial four-year period, some relevant activities require joint approval between Coca-Cola FEMSA and TCCC; and (ii) potential voting rights to acquire the remaining 49% of CCFPI are not likely to be exercised in the foreseeable future due to the fact that the call option is “out of the money” as of December 31, 2014 and 2013.

2.3.1.10 Venezuela exchange rates

As is further explained in Note 3.3 below, the exchange rate used to account for foreign currency denominated monetary items arising in Venezuela, and also the exchange rate used to translate the financial statements of the Company’s Venezuelan subsidiary for group reporting purposes are both key sources of estimation uncertainty in preparing the accompanying consolidated financial statements.

2.4 Changes in accounting policies

The Company has adopted the following new IFRS and amendments to IFRS, during 2014:

•	Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities

•	Amendments to IAS 36, Impairment of Assets

•	Amendments to IAS 39, Financial Instruments: Recognition and Measurement

•	Annual Improvements 2010-2012 Cycle

•	Annual Improvements 2011-2013 Cycle

•	IFRIC 21, Levies

The nature and the effect of the changes are further explained below.

Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities

Amendments to IAS 32, “Offsetting Financial Assets and Financial Liabilities”, clarify existing application issues relating to the offsetting requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014, with retrospective application required. The Company adopted these amendments, which had no impact on its consolidated financial statements because the Company´s policy for offsetting financial instruments was already in accordance with the amendments made to IAS 32.

Amendments to IAS 36, Impairment of Assets

Amendments to IAS 36 “Impairment of Assets”, reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014.

Amendments to IAS 39, Financial Instruments: Recognition and Measurement

Amendments to IAS 39 “Financial Instruments: Recognition and Measurement” clarify that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty (CCP) must happen as a consequence of laws or regulations or the introduction of laws or regulations. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The Company adopted these amendments and they had no impact on the Company´s consolidated financial statements because the Company did not have novated derivatives designated as hedging instruments.

Annual Improvements 2010-2012 Cycle

Annual Improvements 2010-2012 Cycle includes amendments to: IFRS 2 “Share-based payment”, by amending the definitions of vesting condition and market condition, and adding definitions for performance condition and service condition, had no impact on the Company´s consolidated financial statements derived from these amended definitions; IFRS 3 “Business combinations”, which requires contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date, which the Company will apply to future business combinations; IFRS 13 “Fair value measurement”, clarifying that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis when the discount amount is immaterial (amends basis for conclusions only), This improvement had no impact because financial instruments that qualify as accounts receivable or accounts payable, when measured at fair value, approximate their carrying value quantified on an undiscounted basis. These amendments are applicable to annual periods beginning on or after July 1, 2014.

Annual Improvements 2011-2013 Cycle

Annual Improvements 2011-2013 Cycle includes amendments to: IFRS 13, clarifying the scope of the portfolio exception of paragraph 52, which permits an entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position for a particular risk exposure or to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date under current market conditions. The amendments clarify that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IAS 39. These improvements are applicable to annual periods beginning on or after July 1, 2014. The Company adopted these amendments and they had no impact on the Company´s consolidated financial statements, because it has no instruments it manages on a net basis.

IFRIC 21, Levies

IFRIC 21 Levies, provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This interpretation is effective for accounting periods beginning on or after January 1, 2014, with early adoption permitted. The Company adopted this interpretation and it had no impact on the financial statements because taxes other than income and consumption taxes are recorded at the time the event giving rise to the payment obligation arises.

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

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

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

3.1.2 Loss of control

Upon the loss of control, the Company derecognizes the assets (including goodwill) and liabilities of the subsidiary, any non-controlling interests, cumulative translation differences recorded in equity and the other components of equity related to the subsidiary. The Company recognizes the fair value of the consideration received, and any surplus or deficit arising on the loss of control is recognized in consolidated net income, including the share by the controlling interest of components previously recognized in other comprehensive income. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for by the equity method or as a financial asset depending on the level of influence retained.

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

3.3 Foreign currencies, consolidation of foreign subsidiaries and accounting for investments in associates and joint ventures

In preparing the financial statements of each individual subsidiary and accounting for investments in associates and joint ventures, transactions in currencies other than the individual entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not remeasured.

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

•

Intercompany financing balances with foreign subsidiaries are considered as long-term investments when there is no plan to pay such financing in the foreseeable future. Monetary position and exchange rate fluctuation regarding this financing is recorded in the exchange differences on translation of foreign operations within the cumulative other comprehensive income (loss) item, which is recorded in equity.

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

		Exchange Rates of Local Currencies Translated to Mexican Pesos
Country or Zone	Functional / Recording Currency	Average Exchange Rate for			Exchange Rate as of
		2014	2013	2012	December 31, 2014	December 31, 2013
Guatemala	Quetzal	1.72	1.62	1.68	1.94	1.67
Costa Rica	Colon	0.02	0.03	0.03	0.03	0.03
Panama	U.S. dollar	13.30	12.77	13.17	14.72	13.08
Colombia	Colombian peso	0.01	0.01	0.01	0.01	0.01
Nicaragua	Cordoba	0.51	0.52	0.56	0.55	0.52
Argentina	Argentine peso	1.64	2.34	2.90	1.72	2.01
Venezuela	Bolivar	1.28	2.13	3.06	0.29	2.08
Brazil	Reai	5.66	5.94	6.76	5.54	5.58
Euro Zone	Euro (€)	17.66	16.95	16.92	17.93	17.98
Philippines	Philippine peso	0.30	0.30	0.31	0.33	0.29

The Company has operated under exchange controls in Venezuela since 2003 that affect its ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price of raw materials purchased in local currency. Cash balances of the Company’s Venezuela subsidiary which are not readily available for use within the group are disclosed in Note 5.

As of December, 31, 2014, Venezuela´s entities were able to convert bolivars to US dollars at one of three legal exchange rates:

i)	The official exchange rate. Used for transactions involving what the Venezuelan government considers to be “essential goods and services”.

ii)	SICAD I. Used for certain transactions, including payment of services and payments related to foreign investments in Venezuela, which were transacted at the state-run Supplementary Foreign Currency Administration System (SICAD-I) exchange rate. The SICAD-I determined an alternative exchange rate based on limited periodic sales of US dollars through auction.

iii)	SICAD II. The Venezuelan government enacted a new law in 2014 that authorized an additional method of exchanging Venezuelan bolivars to U.S. dollars at rates other than either the official exchange rate or the SICAD-I exchange rate. SICAD-II was used for certain types of defined transactions not otherwise covered by the official exchange rate or the SICAD-I exchange rate.

As of December 31, 2014, the official exchange rate was 6.30 bolivars per U.S. dollar (2.34 Mexican peso per bolivar), the SICAD-I exchange rate was 12.00 bolivars per US dollar (1.23 Mexican peso per bolivar), and the SICAD-II exchange rate was 49.99 bolivars per US dollar (0.29 Mexican peso per bolivar).

The Company’s recognition of its Venezuela operations involves a two-step accounting process in order to translate into bolivars all transactions in a different currency than the Venezuelan currency and then to translate to Mexican Pesos.

Step-one.- Transactions are first recorded in the stand-alone accounts of the Venezuelan subsidiary in its functional currency, that is the bolivars. Any non-bolivar denominated monetary assets or liabilities are translated into bolivar at each balance sheet date using the exchange rate at which the Company expects them to be settled, with the corresponding effect of such translation being recorded in the income statement.

As of December 31, 2014 Coca-Cola FEMSA had US $ 449 million in monetary liabilities recorded using the official exchange rate. The Company believes that these payables for imports of essential goods should continue to qualify for settlement at the official exchange rate. If there is a change in the official exchange rate in the future, or should we determine these amounts no longer qualify, we will recognize the impact of this change in the income statement.

Step-two.- In order to integrate the results of the Venezuelan operations into the consolidated figures of the Company, such Venezuelan results are translated from Venezuelan bolivars into Mexican pesos. During the first three quarters of 2014, the Company used SICAD-I exchange rate as the rate for the translation of the Venezuelan amounts based on the expectation this would have been the exchange rate at which dividends will be settled. During the fourth quarter, the Company decided to move from SICAD-I to SICAD-II exchange rate to reflect its revised estimate. In accordance with IAS 21 and given the fact that Venezuela is considered a hyper-inflationary economy, we have translated the results for the entire year using SICAD II exchange rate. Prior to 2014, the Company used the official exchange rate of 6.30 and 4.30 bolivars per US dollar in 2013 and 2012, respectively.

As a result of the change in exchange rate applied to translate financial statements during 2014 and the devaluation of Bolivar in 2013, the statement of financial position reflects a reduction in equity of Ps. 11,836 and Ps. 3,700, respectively. These reductions in equity are presented as part of other comprehensive income.

Official exchange rates for Argentina are published by the Argentine Central Bank. The Argentine peso has experienced significant devaluation over the past several years and the government has adopted various rules and regulations since late 2011 that established new restrictive controls on capital flows into the country. These enhanced exchange controls have practically closed the foreign exchange market to retail transactions. It is widely reported that the Argentine peso/U.S. dollar exchange rate in the unofficial market substantially differs from the official foreign exchange rate. The Argentine government could impose further exchange controls or restrictions on the movement of capital and take other measures in the future in response to capital flight or a significant depreciation of the Argentine peso. The Company uses the official exchange rate.

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

The Company restates the financial information of subsidiaries that operate in a hyperinflationary economic environment (Venezuela) using the consumer price index of that country. The Venezuelan economy’s cumulative inflation rate for the period 2012-2014, 2011-2013 and 2010-2012 was 210.2%, 139.3% and 94.8%; respectively. While the inflation rate for the period 2010-2012 was less than 100%, it was approaching 100%, and qualitative factors supported its continued classification as a hyper-inflationary economy.

During 2014, the International Monetary Fund (IMF) issued a declaration of censure and called on Argentina to adopt remedial measures to address the quality of its official inflation data. The IMF noted that alternative data sources have shown considerably higher inflation rates than the official data since 2008. Consumer price data reported by Argentina from January 2014 onwards reflect the new national CPI (IPCNu), which differs substantively from the preceding CPI. Because of the differences in geographical coverage, weights, sampling, and methodology, the IPCNu data cannot be directly compared to the earlier CPI-GBA data.

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

When a financial asset is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company’s financial assets include cash, cash equivalents and restricted cash, investments with maturities of greater than three months, loans and receivables, derivative financial instruments and other financial assets.

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

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2014, 2013 and 2012 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements is Ps. 47, Ps. 127 and Ps. 87, respectively.

3.6.4 Other financial assets

Other financial assets include long term accounts receivable and derivative financial instruments. Long term accounts receivable with a stated term are measured at amortized cost using the effective interest method, less any impairment.

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

No impairment was recognized for the years ended December 31, 2014 and 2013. For the year ended December 31, 2012, the Company recognized impairment of Ps. 384 (see Note 19).

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

3.7.3 Fair value hedges

The change in the fair value of a hedging derivative is recognized in the consolidated income statement as foreign exchange gain or loss. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated income statement as foreign exchange gain or loss.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the EIR method. EIR amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in the consolidated net income.

3.8 Fair value measurement

The Company measures financial instruments, such as derivatives, and non-financial assets, at fair value at each balance sheet date. Also, fair values of financial instruments measured at amortized cost are disclosed in Notes 13 and 18.

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

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

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

Inventories represent the acquisition or production cost which is incurred when purchasing or producing a product, and are based on the weighted average cost formula. The operating segments of the Company use inventory costing methodologies to value their inventories, such as the weighted average cost method in Coca-Cola FEMSA and retail method in FEMSA Comercio.

Cost of goods sold is based on average cost of the inventories at the time of sale.

Cost of goods sold in Coca-Cola FEMSA includes expenses related to the purchase of raw materials used in the production process, as well as labor costs (wages and other benefits), depreciation of production facilities, equipment and other costs, including fuel, electricity, equipment maintenance, inspection and plant transfers costs.

Cost of goods sold in FEMSA Comercio includes expenses related to the purchase of goods and services used in the sale process of the Company´s products.

3.10 Other current assets

Other current assets, which will be realized within a period of less than one year from the reporting date, are comprised of prepaid assets and agreements with customers.

Prepaid assets principally consist of advances to suppliers of raw materials, advertising, promotional, leasing and insurance costs, and are recognized as other current assets at the time of the cash disbursement. Prepaid assets are carried to the appropriate caption in the income statement when inherent benefits and risks have already been transferred to the Company or services have been received.

The Company has prepaid advertising costs which consist of television and radio advertising airtime paid in advance. These expenses are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in consolidated net income as incurred.

Coca-Cola FEMSA has agreements with customers for the right to sell and promote Coca-Cola FEMSA’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. During the years ended December 31, 2014, 2013 and 2012, such amortization aggregated to Ps. 338, Ps. 696 and Ps. 970, respectively.

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

When the Company’s share of losses exceeds the carrying amount of the associate, including any long-term investments, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has a legal or constructive obligation to pay the associate or has made payments on behalf of the associate.

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

Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in the joint ventures as an investment and accounts for that investment using the equity method, as described in note 3.11.1. As of December 31, 2014 and 2013 the Company does not have an interest in joint operations.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its joint venture. The Company determines at each reporting date whether there is any objective evidence that the investment in the joint ventures is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount in the share of the profit or loss of joint ventures accounted for using the equity method in the consolidated statements of income.

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

The estimated useful lives of the Company’s principal assets are as follows:

Years
Buildings	15-50
Machinery and equipment	10-20
Distribution equipment	7-15
Refrigeration equipment	5-7
Returnable bottles	1.5-3
Leasehold improvements	The shorter of lease term or 15 years
Information technology equipment	3-5
Other equipment	3-10

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

•

Returnable: Are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles are recorded at acquisition cost; and for countries with hyperinflationary economies, restated according to IAS 29, “Financial Reporting in Hyperinflationary Economies.” Depreciation of returnable bottles is computed using the straight-line method considering their estimated useful lives.

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

Coca-Cola FEMSA’s returnable bottles are depreciated according to their estimated useful lives (3 years for glass bottles and 1.5 years for PET bottles). Deposits received from customers are amortized over the same useful estimated lives of the bottles.

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

3.14 Intangible assets

Intangible assets are identifiable non monetary assets without physical substance and represent payments whose benefits will be received in future years. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition (see Note 3.2). Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite, in accordance with the period over which the Company expects to receive the benefits.

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

As of December 31, 2014, Coca-Cola FEMSA had nine bottler agreements in Mexico: (i) the agreements for the Valley of Mexico, which are up for renewal in April 2016 and June 2023, (ii) the agreements for the Central territory, which are up for renewal in May 2015 (three agreements) and July 2016, (iii) the agreement for the Northeast territory, which is up for revewal in May 2015 (iv) the agreement for the Bajio territory, which is up for renewal in May 2015, and (v) the agreement for the Southeast territory, which is up for revewal in June 2023. As of December 31, 2014, Coca-Cola FEMSA had four bottler agreements in Brazil, which are up for renewal in October 2017 (two agreements) and April 2024 (two agreements). The bottler agreements with The Coca-Cola Company will expire for territories in other countries as follows: Argentina, which is up for renewal in September 2024; Colombia, which is up for renewal in June 2024; Venezuela, which is up for renewal in August 2016; Guatemala, which is up for renewal in March 2025; Costa Rica, which is up for renewal in September 2017; Nicaragua, which is up for renewal in May 2016 and Panama, which is up for renewal in November 2024. All of these bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the applicable agreement. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on the Company´s business, financial conditions, results from operations and prospects.

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

For the year ended December 31, 2014, the Company recognized impairment of Ps. 145 (see Note 19). No impairment was recognized for the years ended December 31, 2013 and 2012.

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

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest method amortization is included in interest expense in the consolidated income statements, see Note 18.

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

In Mexico, the economic benefits from employee benefits and retirement pensions are granted to employees with 10 years of service and minimum age of 60. In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. For qualifying employees, the Company also provides certain post-employment healthcare benefits such as the medical-surgical services, pharmaceuticals and hospital.

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

During 2014, the Company settled its pension plan in Brazil and consequently recognized the corresponding effects of the settlement on the results of the current period, refer to Note 16.

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

Selling expenses include:

•

Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, write off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2014, 2013 and 2012, these distribution costs amounted to Ps. 19,236, Ps. 17,971 and Ps. 16,839, respectively;

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

In Mexico, the income tax rate is 30% for 2012, 2013 and 2014, and as result of Mexican Tax Reform for 2014, it will remain at 30% for the following years (see Note 24).

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

Note 4. Mergers, Acquisitions and Disposals

4.1 Mergers and acquisitions

The Company had certain business mergers and acquisitions that were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated income statements and the consolidated statements of financial position in the years of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the years ended December 31, 2013 and 2012 show the merged and acquired operations net of the cash related to those mergers and acquisitions. For the year ended December 31, 2014, the Company did not have any acquisitions or mergers.

While the acquired companies disclosed below, from note 4.1.1 to note 4.1.4, represent bottlers of Coca-Cola trademarked beverages, such entities were not under common ownership control prior to their acquisition.

4.1.1 Acquisition of Grupo Spaipa

On October 29, 2013, Coca-Cola FEMSA through its Brazilian subsidiary Spal Industria Brasileira de Bebidas, S.A. completed the acquisition of 100% of Grupo Spaipa. Grupo Spaipa is comprised of the bottler entity Spaipa, S.A. Industria Brasileira de Bebidas and three Holding Companies (collectively “Spaipa”) and was acquired for Ps. 26,856 in an all cash transaction. Spaipa was a bottler of Coca-Cola trademark products which operated mainly in Sao Paulo and Paraná, Brazil. This acquisition was made to reinforce Coca-Cola FEMSA’s leadership position in Brazil. Transaction related costs of Ps. 8 were expensed by the Company as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Spaipa was included in operating results from November 2013.

The fair value of Grupo Spaipa’s net assets acquired is as follows:

	Preliminary Estimate Disclosed in 2013		Additional Fair Value Adjustments			2014 Final Purchase Price Allocation
Total current assets (including cash acquired of Ps. 3,800)	Ps.	5,918	Ps.	—		Ps.	5,918
Total non-current assets		5,390		(300	)(1)		5,090
Distribution rights		13,731		(1,859)			11,872

Total assets		25,039		(2,159)			22,880
Total liabilities		(5,734)		(1,073	)(2)		(6,807)

Net assets acquired		19,305		(3,232)			16,073

Goodwill		7,551		3,232			10,783

Total consideration transferred	Ps.	26,856	Ps.	—		Ps.	26,856

(1)	Originated by changes in fair value of property, plant and equipment and investment in associates.

(2)	Originated by changes in valuation of contingencies identified at acquisition date.

Coca-Cola FEMSA expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Brazil. The goodwill recognized and expected to be deductible for income tax purposes according to Brazil tax law, is Ps. 22,202.

Selected income statement information of Spaipa for the period from the acquisition date through December 31, 2013 is as follows:

Income Statement	2013
Total revenues	Ps.	2,466
Income before income taxes		354
Net income	Ps.	311

4.1.2 Acquisition of Companhia Fluminense de Refrigerantes

On August 22, 2013, Coca-Cola FEMSA through its Brazilian subsidiary Spal Industria Brasileira de Bebidas, S.A. completed the acquisition of 100% of Companhia Fluminense de Refrigerantes (“Companhia Fluminense”) for Ps. 4,657 in an all cash transaction. Companhia Fluminense was a bottler of Coca-Cola trademark products which operated in the states of Minas Gerais, Rio de Janeiro and Sao Paulo, Brazil. This acquisition was made to reinforce Coca-Cola FEMSA’s leadership position in Brazil. Transaction related costs of Ps. 11 were expensed by Coca-Cola FEMSA as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Companhia Fluminense was included in operating results from September 2013.

The fair value of Companhia Fluminense’s net assets acquired is as follows:

	Preliminary Estimate Disclosed in 2013		Additional Fair Value Adjustments			2014 Final Purchase Price Allocation
Total current assets (including cash acquired of Ps. 9)	Ps.	515	Ps.	—		Ps.	515
Total non-current assets		1,467		254	(1)		1,721
Distribution rights		2,634		(557)			2,077

Total assets		4,616		(303)			4,313
Total liabilities		(1,581)		(382	)(2)		(1,963)

Net assets acquired		3,035		(685)			2,350

Goodwill		1,622		685			2,307

Total consideration transferred	Ps.	4,657	Ps.	—		Ps.	4,657

(1)	Originated by changes in fair value of property, plant and equipment and investment in associates.
(2)	Originated by changes in valuation of contingencies identified at acquisition date.

Coca-Cola FEMSA expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Brazil. The goodwill recognized and expected to be deductible for income tax purposes according to Brazil tax law is Ps. 4,581.

Selected income statement information of Companhia Fluminense for the period from the acquisition date through December 31, 2013 is as follows:

Income Statement	2013
Total revenues	Ps.	981
Loss before taxes		(39)
Net loss	Ps.	(34)

4.1.3 Merger with Grupo YOLI

On May 24, 2013, Coca-Cola FEMSA completed the merger of 100% of Grupo Yoli. Grupo Yoli comprised the bottler entity YOLI de Acapulco, S.A. de C.V. and other nine entities. Grupo Yoli was a bottler of Coca-Cola trademark products which operated mainly in the state of Guerrero, as well as in parts of the state of Oaxaca in Mexico. This merger was made to reinforce Coca-Cola FEMSA’s leadership position in Mexico. The transaction involved the issuance of 42,377,925 new L shares of Coca-Cola FEMSA, along with a cash payment immediately prior to closing of Ps. 1,109, in exchange for 100% share ownership of Grupo YOLI, which was accomplished through a merger. The total purchase price was Ps. 9,130 based on a share price of Ps. 189.27 per share on May 24, 2013. Transaction related costs of Ps. 82 were expensed by Coca-Cola FEMSA as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Grupo YOLI was included in operating results from June 2013.

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

Selected income statement information of Grupo YOLI for the period from the acquisition date through December 31, 2013 is as follows:

Income Statement	2013
Total revenues	Ps.	2,240
Income before taxes		70
Net income	Ps.	44

4.1.4 Merger with Grupo Fomento Queretano

On May 4, 2012, Coca-Cola FEMSA completed the merger of 100% of Grupo Fomento Queretano. Grupo Fomento Queretano comprised the bottler entity Refrescos Victoria del Centro, S. de R.L. de C.V. and three other entities. Grupo Fomento Queretano was a bottler of Coca-Cola trademark products in the state of Queretaro in Mexico. This merger was made to reinforce Coca-Cola FEMSA’s leadership position in Mexico. The transaction involved the issuance of 45,090,375 new L shares of Coca-Cola FEMSA, along with a cash payment prior to closing of Ps. 1,221, in exchange for 100% share ownership of Grupo Fomento Queretano, which was accomplished through a merger. The total purchase price was Ps. 7,496 based on a share price of Ps. 139.22 per share on May 4, 2012. Transaction related costs of Ps. 12 were expensed by Coca-Cola FEMSA as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Grupo Fomento Queretano was included in operating results from May 2012.

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

Selected income statement information of Grupo Fomento Queretano for the period from the acquisition date through December 31, 2012 is as follows:

Income Statement	2012
Total revenues	Ps.	2,293
Income before taxes		245
Net income	Ps.	186

4.1.5 Other acquisitions

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

Note 5. Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and cash equivalents, which are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with a maturity date of three months or less at their acquisition date. Cash at the end of the reporting period as shown in the consolidated statement of cash flows is comprised of the following:

	December 31, 2014		December 31, 2013
Cash and bank balances	Ps.	12,654	Ps.	16,862
Cash equivalents (see Note 3.5)		22,843		10,397

	Ps.	35,497	Ps.	27,259

As explained in Note 3.3 above, the Company operates in Venezuela, which has a certain level of exchange control restrictions, which might prevent cash and cash equivalent balances from being available for use elsewhere in the group. At December 31, 2014 and 2013, cash and cash equivalent balances of the Company’s Venezuela subsidiaries were Ps. 1,954 and Ps. 5,603, respectively.

Note 6. Investments

As of December 31, 2014 and 2013 investments are classified as held-to maturity, the carrying value of the investments is similar to their fair value. The following is a detail of held-to maturity investments:

	2014		2013
Held-to Maturity (1)
Bank Deposits
Acquisition cost	Ps.	143	Ps.	125
Accrued interest		1		1

Amortized cost	Ps.	144	Ps.	126

	Ps.	144		126

(1)	Denominated in euros at a fixed interest rate. Investments as of December 31, 2014 mature during 2015.

For the years ended December 31, 2014, 2013 and 2012, the effect of the investments in the consolidated income statements under the interest income item is Ps. 3, Ps. 3 and Ps. 23, respectively.

Note 7. Accounts Receivable, Net

	December 31, 2014		December 31, 2013
Trade receivables	Ps.	9,083	Ps.	9,294
Allowance for doubtful accounts		(456)		(489)
Current trade customer notes receivable		229		185
The Coca-Cola Company (see Note 14)		1,584		1,700
Loans to employees		242		275
Other related parties (see Note 14)		273		235
Heineken Company (see Note 14)		811		454
Others		2,076		1,144

	Ps.	13,842	Ps.	12,798

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

The carrying value of accounts receivable approximates its fair value as of December 31, 2014 and 2013.

Aging of past due but not impaired (days outstanding)

	December 31, 2014		December 31, 2013
60-90 days	Ps.	65	Ps.	208
90-120 days		24		40
120+ days		182		299

Total	Ps.	271	Ps.	547

7.2 Changes in the allowance for doubtful accounts

	2014		2013		2012
Opening balance	Ps.	489	Ps.	413	Ps.	343
Allowance for the year		94		154		330
Charges and write-offs of uncollectible accounts		(90)		(34)		(232)
Restatement of beginning balance in hyperinflationary economies and effects of changes in foreign exchange rates		(37)		(44)		(28)

Ending balance	Ps.	456	Ps.	489	Ps.	413

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and unrelated.

Aging of impaired trade receivables (days outstanding)

	December 31, 2014		December 31, 2013
60-90 days	Ps.	13	Ps.	69
90-120 days		10		14
120+ days		433		406

Total	Ps.	456	Ps.	489

7.3 Payments from The Coca-Cola Company

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Coca-Cola FEMSA’s refrigeration equipment and returnable bottles investment program. Contributions received by Coca-Cola FEMSA for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the investment in refrigeration equipment and returnable bottles items. For the years ended December 31, 2014, 2013 and 2012 contributions received were Ps. 4,118, Ps. 4,206 and Ps. 3,018, respectively.

Note 8. Inventories

	December 31, 2014		December 31, 2013
Finished products	Ps.	10,989	Ps.	10,492
Raw materials		3,493		4,934
Spare parts		1,353		1,404
Work in process		279		238
Inventories in transit		929		1,057
Other		171		164

	Ps.	17,214	Ps.	18,289

For the years ended at 2014, 2013 and 2012, the Company recognized write-downs of its inventories for Ps. 1,028, Ps. 1,322 and Ps. 793 to net realizable value, respectively.

For the years ended at 2014, 2013 and 2012, changes in inventories are comprised as follows and included in the consolidated income statement under the cost of goods sold caption:

	2014		2013		2012
Changes in inventories of finished goods and work in progress	Ps.	92,390	Ps.	76,163	Ps.	68,712
Raw materials and consumables used		55,038		49,740		51,033

Total	Ps.	147,428	Ps.	125,903	Ps.	119,745

Note 9. Other Current Assets and Other Current Financial Assets

9.1 Other current assets

	December 31, 2014		December 31, 2013
Prepaid expenses	Ps.	1,375	Ps.	1,666
Agreements with customers		161		148
Short-term licenses		68		55
Other		184		110

	Ps.	1,788	Ps.	1,979

Prepaid expenses as of December 31, 2014 and 2013 are as follows:

	December 31, 2014		December 31, 2013
Advances for inventories	Ps.	380	Ps.	478
Advertising and promotional expenses paid in advance		156		191
Advances to service suppliers		517		309
Prepaid leases		80		120
Prepaid insurance		29		33
Others		213		535

	Ps.	1,375	Ps.	1,666

Advertising and promotional expenses paid in advance recorded in the consolidated income statement for the years ended December 31, 2014, 2013 and 2012 amounted to Ps. 4,460, Ps. 6,232 and Ps. 4,471, respectively.

9.2 Other current financial assets

	December 31, 2014		December 31, 2013
Restricted cash	Ps.	1,213	Ps.	3,106
Derivative financial instruments (see Note 20)		384		28
Short term note receivable (1)		1,000		843

	Ps.	2,597	Ps.	3,977

(1)	The carrying value approximates its fair value as of December 31, 2014 and 2013.

The Company has pledged part of its short-term deposits in order to fulfill the collateral requirements for the accounts payable in different currencies. As of December 31, 2014 and 2013, the fair value of the short-term deposit pledged were:

	December 31, 2014		December 31, 2013
Venezuelan bolivars	Ps.	550	Ps.	2,658
Brazilian reais		640		340
Colombian pesos		23		108

	Ps.	1,213	Ps.	3,106

Note 10. Investments in Associates and Joint Ventures

Details of the Company’s associates and joint ventures accounted for under the equity method at the end of the reporting period are as follows:

Ownership Percentage					Carrying Amount
Investee	Principal Activity	Place of Incorporation	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Heineken Company (1) (2)	Beverages	The Netherlands	20.0%	20.0%	Ps. 83,710	Ps. 80,351
Coca-Cola FEMSA:
Joint ventures:
Grupo Panameño de Bebidas	Beverages	Panama	50.0%	50.0%	1,740	892
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%	190	187
Estancia Hidromineral Itabirito, LTDA	Bottling and distribution	Brazil	50.0%	50.0%	164	142
Coca-Cola FEMSA Philippines, Inc. (“CCFPI”)	Bottling	Philippines	51.0%	51.0%	9,021	9,398
Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”)	Sugar production	Mexico	36.3%	36.3%	2,082	2,034
Industria Envasadora de Queretaro, S.A. de C.V.(“IEQSA”)	Canned bottling	Mexico	32.8%	32.8%	194	181
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”)	Recycling	Mexico	35.0%	35.0%	98	90
Jugos del Valle, S.A.P.I. de C.V.	Beverages	Mexico	26.3%	26.2%	1,470	1,470
KSP Partiçipações, LTDA	Beverages	Brazil	38.7%	38.7%	91	85
Leao Alimentos e Bebidas, LTDA (3)	Beverages	Brazil	24.4%	26.1%	1,670	2,176
Other investments in Coca Cola FEMSA’s companies	Various	Various	Various	Various	606	112
FEMSA Comercio:
Café del Pacifico, S.A.P.I. de C.V. (Caffenio) (1)	Coffee	Mexico	40.0%	40.0%	467	466
Other investments (1) (4)	Various	Various	Various	Various	656	746

					Ps. 102,159	Ps. 98,330

(1)	Associate.
(2)	As of December 31, 2014, comprised of 12.53% of Heineken, N.V. and 14.94% of Heineken Holding, N.V., which represents an economic interest of 20% in Heineken. The Company has significant influence, mainly, due to the fact that it participates in the Board of Directors of Heineken Holding, N.V. and the Supervisory Board of Heineken N.V.; and for the material transactions between the Company and Heineken Company.
(3)	During March 2013, Holdfab2 Partiçipações Societárias, LTDA and SABB-Sistema de Alimentos e Bebidas Do Brasil, LTDA. were merged into Leao Alimentos e Bebidas, Ltda.
(4)	Joint ventures.

As mentioned in Note 4, on May 24, 2013 and May 4, 2012, Coca-Cola FEMSA completed the acquisition of 100% of Grupo Yoli and Grupo Fomento Queretano, respectively. As part of these acquisitions, Coca-Cola FEMSA increased its equity interest to 36.3% and 26.1% in Promotora Industrial Azucarera, S.A de C.V., respectively. Coca-Cola FEMSA has recorded the incremental interest acquired at its estimated fair value.

During 2014 Coca-Cola FEMSA converted its account receivable from Compañía Panameña de Bebidas, S.A.P.I. de C.V. in the amount of Ps. 814 into an additional capital contribution in the investee.

During 2014 and 2013 Coca-Cola FEMSA made capital contributions to Jugos del Valle, S.A.P.I. de C.V. in the amount of Ps. 25 and Ps. 27, respectively.

During 2014 Coca-Cola FEMSA received dividends from Jugos del Valle, S.A.P.I. de C.V, Estancia Hidromineral Itabirito, Ltda; and Fountain Agual Mineral Ltda., in the amount of Ps. 48, Ps. 50 and Ps. 50, respectively.

On January 25, 2013, Coca-Cola FEMSA finalized the acquisition of 51% of CCFPI for an amount of $688.5 U.S. dollars (Ps. 8,904) in an all-cash transaction. As part of the agreement, Coca-Cola FEMSA obtained a call option to acquire the remaining 49% of CCFPI at any time during the seven years following the closing. Coca-Cola FEMSA also has a put option to sell its 51% ownership to The Coca-Cola Company at any time from the fifth anniversary of the date of acquisition until the sixth anniversary, at a price which is based in part on the fair value of CCFPI at the date of acquisition (see Note 20.7).

From the date of the investment acquisition through December 31, 2014, the results of CCFPI have been recognized by Coca-Cola FEMSA using the equity method, this is based on the following factors: (i) during the initial four-year period some relevant activities require joint approval between Coca-Cola FEMSA and The Coca-Cola Company; and (ii) potential voting rights to acquire the remaining 49% of CCFPI are not probable to be executed in the foreseeable future due to the fact that the call option is “out of the money” as of December 31, 2014 and 2013.

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

On April 30, 2010, the Company acquired an economic interest of 20% of Heineken Group. Heineken’s main activities are the production, distribution and marketing of beer worldwide. The Company recognized an equity income of Ps. 5,244, Ps. 4,587 and Ps. 8,311, net of taxes regarding its interest in Heineken for the years ended December 31, 2014, 2013 and 2012, respectively.

Summarized financial information in respect of the associate Heineken accounted for under the equity method is set out below.

	December 31, 2014			December 31, 2013
	Million of			Million of
	Peso	Euro		Peso	Euro
Total current assets	Ps. 109,101	€	. 6,086	Ps. 98,814	€	. 5,495
Total non-current assets	515,282		28,744	500,667		27,842
Total current liabilities	152,950		8,532	143,913		8,003
Total non-current liabilities	230,285		12,846	233,376		12,978
Total equity	241,148		13,452	222,192		12,356
Equity attributable to equity holders of Heineken	222,453		12,409	205,038		11,402
Total revenue and other income	Ps. 342,313	€	. 19,350	Ps. 333,437	€	. 19,429
Total cost and expenses	293,134		16,570	289,605		16,875
Net income	Ps. 30,216	€	. 1,708	Ps. 27,236	€	. 1,587
Net income attributable to equity holders of the company	26,819		1,516	23,409		1,364
Other comprehensive income	4,210		238	(18,998)		(1,107)
Total comprehensive income	Ps. 34,426	€	. 1,946	Ps. 8,238	€	. 480
Total comprehensive income attributable to equity holders of the company	29,826		1,686	5,766		336

Reconciliation from the equity of the associate Heineken to the investment of the Company.

	December 31, 2014			December 31, 2013
	Million of			Million of
	Peso	Euro		Peso	Euro
Equity attributable to equity holders of Heineken	Ps. 222,453	€	. 12,409	Ps. 205,038	€	. 11,402
Effects of fair value determined by Purchase Price Allocation	88,537		4,939	88,822		4,939
Goodwill	107,560		6,000	107,895		6,000

Equity attributable to equity holders of Heineken adjusted	Ps. 418,550	€	. 23,348	Ps. 401,755	€	. 22,341
Economic ownership percentage	20%		20%	20%		20%

Investment in Heineken Company	Ps. 83,710	€	. 4,670	Ps. 80,351	€	. 4,468

As of December 31, 2014 and 2013 fair value of Company’s investment in Heineken N.V. Holding and Heineken N.V. represented by shares equivalent to 20% of its outstanding shares amounted to Ps. 116,327 (€ 6,489 million) and Ps. 99,279 (€ 5,521 million) based on quoted market prices of those dates. As of April 17, 2015, fair value amounted to € 8,150 million.

During the years ended December 31, 2014, 2013 and 2012, the Company received dividends distributions from Heineken, amounting to Ps. 1,795, Ps. 1,752 and Ps. 1,697, respectively.

Summarized financial information in respect of the interests in individually immaterial of Coca-Cola FEMSA’s associates accounted for under the equity method is set out below.

	2014	2013	2012
Total current assets	Ps. 8,622	Ps. 8,232	Ps. 6,958
Total non-current assets	17,854	18,957	12,023
Total current liabilities	5,612	4,080	3,363
Total non-current liabilities	2,684	3,575	2,352
Total revenue	Ps. 20,796	Ps. 20,889	Ps. 16,609
Total cost and expenses	20,173	20,581	15,514
Net income (1)	502	433	858

(1)	Includes FEMSA Comercio’s investments and other investments.

Summarized financial information in respect of the interests in individually immaterial of Coca-Cola FEMSA’s joint ventures accounted for under the equity method is set out below.

	2014	2013	2012
Total current assets	Ps. 8,735	Ps. 8,622	Ps. 1,612
Total non-current assets	22,689	18,483	2,616
Total current liabilities	5,901	6,547	1,977
Total non-current liabilities	2,699	1,939	106
Total revenue	Ps. 18,557	Ps. 16,844	Ps. 2,187
Total cost and expenses	19,019	16,622	2,262
Net (loss) income (1)	(328)	113	(77)

(1)	Includes FEMSA Comercio’s investments and other investments.

The Company’s share of other comprehensive income from equity investees, net of taxes for the year ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
Valuation of the effective portion of derivative financial instruments	Ps. (257)	Ps. (91)	Ps. 113
Exchange differences on translating foreign operations	1,579	(3,029)	183
Remeasurements of the net defined benefit liability	(881)	491	(1,077)

	Ps. 441	Ps. (2,629)	Ps. (781)

Note 11. Property, Plant and Equipment, Net

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2012	Ps. 5,144	Ps. 13,066	Ps. 40,624	Ps. 10,636	Ps. 4,115	Ps. 4,102	Ps. 8,273	Ps. 595	Ps. 86,555
Additions	329	415	4,607	1,176	1,434	6,511	186	186	14,844
Additions from business combinations	206	390	486	84	18	—	—	—	1,184
Adjustments of fair value of past business combinations	57	312	(462)	(39)	(77)	—	(1)	—	(210)
Transfer of completed projects in progress	137	339	1,721	901	765	(5,183)	1,320	—	—
Transfer to/(from) assets classified as held for sale	—	—	(34)	—	—	—	—	—	(34)
Disposals	(82)	(131)	(963)	(591)	(324)	(14)	(100)	(69)	(2,274)
Effects of changes in foreign exchange rates	(107)	(485)	(2,051)	(451)	(134)	(28)	(60)	(41)	(3,357)
Changes in value on the recognition of inflation effects	85	471	1,138	275	17	(31)	—	83	2,038
Capitalization of borrowing costs	—	—	16	—	—	—	—	—	16

Cost as of December 31, 2012	Ps. 5,769	Ps. 14,377	Ps. 45,082	Ps. 11,991	Ps. 5,814	Ps. 5,357	Ps. 9,618	Ps. 754	Ps. 98,762

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2013	Ps. 5,769	Ps. 14,377	Ps. 45,082	Ps. 11,991	Ps. 5,814	Ps. 5,357	Ps. 9,618	Ps. 754	Ps. 98,762
Additions	433	167	4,648	1,107	1,435	8,238	11	341	16,380
Additions from business combinations	536	2,278	2,814	428	96	614	36	264	7,066
Transfer of completed projects in progress	389	1,158	992	1,144	785	(6,296)	1,828	—	—
Transfer to/(from) assets classified as held for sale	—	—	(216)	—	—	—	—	—	(216)
Disposals	(11)	(291)	(2,049)	(749)	(324)	(748)	(697)	(15)	(4,884)
Effects of changes in foreign exchange rates	(250)	(1,336)	(3,678)	(1,135)	(466)	(291)	(103)	(55)	(7,314)
Changes in value on the recognition of inflation effects	228	1,191	2,252	603	46	165	—	277	4,762
Capitalization of borrowing costs	—	—	32	—	—	—	—	—	32

Cost as of December 31, 2013	Ps. 7,094	Ps. 17,544	Ps. 49,877	Ps. 13,389	Ps. 7,386	Ps. 7,039	Ps. 10,693	Ps. 1,566	Ps. 114,588

Cost
Cost as of January 1, 2014	Ps. 7,094	Ps. 17,544	Ps. 49,877	Ps. 13,389	Ps. 7,386	Ps. 7,039	Ps. 10,693	Ps. 1,566	Ps. 114,588
Additions	803	54	4,156	32	398	11,209	99	234	16,985
Changes in fair value of past acquisitions	(115)	(610)	891	(57)	—	(68)	99	(253)	(113)
Transfer of completed projects in progress	—	1,717	2,823	1,523	1,994	(10,050)	1,990	3	—
Transfer to/(from) assets classified as held for sale	—	—	(134)	—	—	—	—	—	(134)
Disposals	(17)	(144)	(2,243)	(632)	(60)	(5)	(587)	(79)	(3,767)
Effects of changes in foreign exchange rates	(664)	(3,125)	(5,415)	(1,975)	(323)	(545)	(44)	(506)	(12,597)
Changes in value on the recognition of inflation effects	110	355	531	186	7	29	—	110	1,328
Capitalization of borrowing costs	—	—	33	—	—	263	—	—	296

Cost as of December 31, 2014	Ps. 7,211	Ps. 15,791	Ps. 50,519	Ps. 12,466	Ps. 9,402	Ps. 7,872	Ps. 12,250	Ps. 1,075	Ps. 116,586

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated Depreciation as of January 1, 2012	Ps. —	Ps. (4,161)	Ps. (17,849)	Ps. (6,044)	Ps. (1,031)	Ps. —	Ps. (2,699)	Ps. (208)	Ps. (31,992)
Depreciation for the year	—	(361)	(3,781)	(1,173)	(1,149)	—	(639)	(72)	(7,175)
Transfer (to)/from assets classified as held for sale	—	1	10	—	—	—	—	(26)	(15)
Disposals	—	158	951	492	200	—	94	1	1,896
Effects of changes in foreign exchange rates	—	200	749	303	(5)	—	68	(5)	1,310
Changes in value on the recognition of inflation effects	—	(288)	(641)	(200)	(3)	—	—	(5)	(1,137)

Accumulated Depreciation as of December 31, 2012	Ps. —	Ps. (4,451)	Ps. (20,561)	Ps. (6,622)	Ps. (1,988)	Ps. —	Ps. (3,176)	Ps. (315)	Ps. (37,113)

Accumulated Depreciation
Accumulated Depreciation as of January 1, 2013	Ps. —	Ps. (4,451)	Ps. (20,561)	Ps. (6,622)	Ps. (1,988)	Ps. —	Ps. (3,176)	Ps. (315)	Ps. (37,113)
Depreciation for the year	—	(431)	(4,380)	(1,452)	(1,662)	—	(784)	(96)	(8,805)
Transfer (to)/from assets classified as held for sale	—	—	105	—	—	—	—	—	105
Disposals	—	200	1,992	785	33	—	682	6	3,698
Effects of changes in foreign exchange rates	—	591	2,061	755	143	—	8	73	3,631
Changes in value on the recognition of inflation effects	—	(583)	(996)	(442)	(6)	—	—	(122)	(2,149)

Accumulated Depreciation as of December 31, 2013	Ps. —	Ps. (4,674)	Ps. (21,779)	Ps. (6,976)	Ps. (3,480)	Ps. —	Ps. (3,270)	Ps. (454)	Ps. (40,633)

Accumulated Depreciation
Accumulated Depreciation as of January 1, 2014	Ps. —	Ps. (4,674)	Ps. (21,779)	Ps. (6,976)	Ps. (3,480)	Ps. —	Ps. (3,270)	Ps. (454)	Ps. (40,633)
Depreciation for the year	—	(466)	(4,525)	(1,181)	(1,879)	—	(863)	(115)	(9,029)
Transfer (to)/from assets classified as held for sale	—	—	62	—	—	—	—	—	62
Disposals	—	77	2,086	602	57	—	517	1	3,340
Effects of changes in foreign exchange rates	—	1,512	3,481	1,046	105	—	2	236	6,382
Changes in value on the recognition of inflation effects	—	(175)	(707)	(135)	(8)	—	—	(54)	(1,079)

Accumulated Depreciation as of December 31, 2014	Ps. —	Ps. (3,726)	Ps. (21,382)	Ps. (6,644)	Ps. (5,205)	Ps. —	Ps. (3,614)	Ps. (386)	Ps. (40,957)

Carrying Amount	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
As of December 31, 2012	Ps. 5,769	Ps . 9,926	Ps. 24,521	Ps. 5,369	Ps. 3,826	Ps. 5,357	Ps. 6,442	Ps. 439	Ps. 61,649

As of December 31, 2013	Ps. 7,094	Ps. 12,870	Ps. 28,098	Ps. 6,413	Ps. 3,906	Ps. 7,039	Ps. 7,423	Ps. 1,112	Ps. 73,955

As of December 31, 2014	Ps. 7,211	Ps. 12,065	Ps. 29,137	Ps. 5,822	Ps. 4,197	Ps. 7,872	Ps. 8,636	Ps. 689	Ps. 75,629

During the years ended December 31, 2014, 2013 and 2012 the Company capitalized Ps. 296, Ps. 32 and Ps. 16, respectively of borrowing costs in relation to Ps. 1,915, Ps. 790 and Ps. 196 in qualifying assets. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.8%, 4.1% and 4.3%, respectively.

For the years ended December 31, 2014, 2013 and 2012 interest expense, interest income and net foreign exchange losses are analyzed as follows:

	2014	2013	2012
Interest expense, interest income and foreign exchange losses	Ps. 7,080	Ps. 3,887	Ps. 1,937
Amount capitalized (1)	338	57	38

Net amount in consolidated income statements	Ps. 6,742	Ps. 3,830	Ps. 1,899

(1)	Amount capitalized in property, plant and equipment and amortized intangible assets. Commitments related to acquisitions of property, plant and equipment are disclosed in Note 25.

Note 12. Intangible Assets

Cost	Rights to Produce and Distribute Coca-Cola Trademark Products	Goodwill	Other Indefinite Lived Intangible Assets	Total Unamortized Intangible Assets	Technology Costs and Management Systems	Systems in Development	Alcohol Licenses	Other	Total Amortized Intangible Assets	Total Intangible Assets
Cost as of January 1, 2012	Ps. 54,938	Ps. 4,515	Ps. 395	Ps. 59,848	Ps. 2,373	Ps. 1,431	Ps. 560	Ps. 281	Ps. 4,645	Ps. 64,493
Purchases	—	—	6	6	35	90	166	106	397	403
Acquisition from business combinations	2,973	2,605	—	5,578	—	—	—	—	—	5,578
Capitalization of internally developed systems	—	—	—	—	—	38	—	—	38	38
Adjustments of fair value of past business combinations	(42)	(148)	—	(190)	—	—	—	—	—	(190)
Transfer of completed development systems	—	—	—	—	559	(559)	—	—	—	—
Disposals	—	—	(62)	(62)	(7)	—	—	—	(7)	(69)
Effect of movements in exchange rates	(478)	—	—	(478)	(97)	(3)	—	(3)	(103)	(581)
Changes in value on the recognition of inflation effects	(121)	—	—	(121)	—	—	—	—	—	(121)
Capitalization of borrowing costs	—	—	—	—	—	22	—	—	22	22

Balance as of December 31, 2012	Ps. 57,270	Ps. 6,972	Ps. 339	Ps. 64,581	Ps. 2,863	Ps. 1,019	Ps. 726	Ps. 384	Ps. 4,992	Ps. 69,573

Cost as of January 1, 2013	Ps. 57,270	Ps. 6,972	Ps. 339	Ps. 64,581	Ps. 2,863	Ps. 1,019	Ps. 726	Ps. 384	Ps. 4,992	Ps. 69,573
Purchases	—	—	—	—	164	644	179	123	1,110	1,110
Acquisition from business combinations	19,868	14,692	1,621	36,181	70	—	—	196	266	36,447
Transfer of completed development systems	—	—	—	—	172	(172)	—	—	—	—
Disposals	—	—	(163)	(163)	—	—	(46)	—	(46)	(209)
Effect of movements in exchange rates	(1,828)	(356)	(10)	(2,194)	(75)	—	—	(13)	(88)	(2,282)
Changes in value on the recognition of inflation effects	417	—	—	417	—	113	—	—	113	530
Capitalization of borrowing costs	—	—	—	—	25	—	—	—	25	25

Cost as of December 31, 2013	Ps. 75,727	Ps. 21,308	Ps. 1,787	Ps. 98,822	Ps. 3,219	Ps. 1,604	Ps. 859	Ps. 690	Ps. 6,372	Ps. 105,194

Cost	Rights to Produce and Distribute Coca-Cola Trademark Products	Goodwill	Other Indefinite Lived Intangible Assets	Total Unamortized Intangible Assets	Technology Costs and Management Systems	Systems in Development	Alcohol Licenses	Other	Total Amortized Intangible Assets	Total Intangible Assets
Cost as of January 1, 2014	Ps. 75,727	Ps. 21,308	Ps. 1,787	Ps. 98,822	Ps. 3,219	Ps. 1,604	Ps. 859	Ps. 690	Ps. 6,372	Ps. 105,194
Purchases	—	—	13	13	227	229	168	44	668	681
Change in fair value of past acquisitions	(2,416)	4,117	(205)	1,496	—	—	—	(17)	(17)	1,479
Transfer of completed development systems	—	—	—	—	278	(278)	—	—	—	—
Disposals	—	—	(8)	(8)	(387)	—	—	(33)	(420)	(428)
Effect of movements in exchange rates	(5,343)	(251)	(10)	(5,604)	(152)	(1)	—	(13)	(166)	(5,770)
Changes in value on the recognition of inflation effects	2,295	—	—	2,295	(2)	—	—	—	(2)	2,293
Capitalization of borrowing costs	—	—	—	—	42	—	—	—	42	42

Cost as of December 31, 2014	Ps. 70,263	Ps. 25,174	Ps. 1,577	Ps. 97,014	Ps. 3,225	Ps. 1,554	Ps. 1,027	Ps. 671	Ps. 6,477	Ps. 103,491

Amortization and Impairment Losses
Amortization as of January 1, 2012	Ps. —	Ps. —	Ps. (103)	Ps. (103)	Ps. (1,116)	Ps. —	Ps. (114)	Ps. (130)	Ps. (1,360)	Ps. (1,463)
Amortization expense	—	—	—	—	(202)	—	(36)	(66)	(304)	(304)
Disposals	—	—	—	—	25	—	—	—	25	25
Effect of movements in exchange rates	—	—	—	—	65	—	—	(3)	62	62

Amortization as of December 31, 2012	Ps. —	Ps. —	Ps. (103)	Ps. (103)	Ps. (1,228)	Ps. —	Ps. (150)	Ps. (199)	Ps. (1,577)	Ps. (1,680)

Amortization as of January 1, 2013	Ps. —	Ps. —	Ps. (103)	Ps. (103)	Ps. (1,228)	Ps. —	Ps. (150)	Ps. (199)	Ps. (1,577)	Ps. (1,680)
Amortization expense	—	—	—		(271)	—	(73)	(72)	(416)	(416)
Disposals	—	—	103	103	2	—	46	—	48	151
Effect of movements in exchange rates	—	—	—		35	—	—	9	44	44

Amortization as of December 31, 2013	Ps. —	Ps. —	Ps. —	Ps. —	Ps. (1,462)	Ps. —	Ps. (177)	Ps. (262)	Ps. (1,901)	Ps. (1,901)

Amortization and impairment losses
Amortization as of January 1, 2014	Ps. —	Ps. —	Ps. —	Ps. —	Ps. (1,462)	Ps. —	Ps. (177)	Ps. (262)	Ps. (1,901)	Ps. (1,901)
Amortization expense	—	—	—	—	(268)	—	(58)	(97)	(423)	(423)
Impairment losses	—	—	(36)	(36)	—	—	—	—	—	(36)
Disposals	—	—	—	—	387	—	—	—	387	387
Effect of movements in exchange rates	—	—	—	—	—	—	—	9	9	9

Amortization as of December 31, 2014	Ps. —	Ps. —	Ps. (36)	Ps. (36)	Ps. (1,343)	Ps. —	Ps. (235)	Ps. (350)	Ps. (1,928)	Ps. (1,964)

Carrying Amount
As of December 31, 2012	Ps. 57,270	Ps. 6,972	Ps. 236	Ps. 64,478	Ps. 1,635	Ps. 1,019	Ps. 576	Ps. 185	Ps. 3,415	Ps. 67,893

As of December 31, 2013	Ps. 75,727	Ps. 21,308	Ps. 1,787	Ps. 98,822	Ps. 1,757	Ps. 1,604	Ps. 682	Ps. 428	Ps. 4,471	Ps. 103,293

As of December 31, 2014	Ps. 70,263	Ps. 25,174	Ps. 1,541	Ps. 96,978	Ps. 1,882	Ps. 1,554	Ps. 792	Ps. 321	Ps. 4,549	Ps. 101,527

During the years ended December 31, 2014, 2013 and 2012 the Company capitalized Ps. 42, Ps. 25 and Ps. 22, respectively of borrowing costs in relation to Ps. 600, Ps. 630 and Ps. 674 in qualifying assets, respectively. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.2%, 4.1% and 4.3%, respectively.

For the years ended 2014, 2013 and 2012, allocation for amortization expense is as follows:

	2014	2013	2012
Cost of goods sold	Ps. 12	Ps. 10	Ps. 3
Administrative expenses	156	249	204
Selling expenses	255	157	97

	Ps. 423	Ps. 416	Ps. 304

The average remaining period for the Company’s intangible assets that are subject to amortization is as follows:

Years
Technology Costs and Management Systems	7
Alcohol Licenses	9

Coca-Cola FEMSA Impairment Tests for Cash-Generating Units Containing Goodwill and Distribution Rights

For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be the CGU.

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

	December 31, 2014	December 31, 2013
Mexico	Ps. 55,137	Ps. 55,126
Guatemala	352	303
Nicaragua	418	390
Costa Rica	1,188	1,134
Panama	884	785
Colombia	5,344	5,895
Venezuela	823	3,508
Brazil	29,622	28,405
Argentina	88	103

Total	Ps. 93,856	Ps. 95,649

Goodwill and distribution rights are tested for impairments annually. The recoverable amounts of the CGUs are based on value-in-use calculations. Value in use was determined by discounting the future cash flows generated from the continuing use of the CGU.

The foregoing forecasts could differ from the results obtained over time; however, Coca-Cola FEMSA prepares its estimates based on the current situation of each of the CGUs.

The recoverable amounts are based on value in use. The value in use of CGUs is determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are: volume, expected annual long-term inflation, and the weighted average cost of capital (“WACC”) used to discount the projected flows.

To determine the discount rate, Coca-Cola FEMSA uses the WACC as determined for each of the cash generating units in real terms and as described in following paragraphs.

The estimated discount rates to perform the IAS 36 “Impairment of assets”, impairment test for each CGU consider market participants’ assumptions. Market participants were selected taking into consideration the size, operations and characteristics of the business that are similar to those of Coca-Cola FEMSA.

The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of Coca-Cola FEMSA and its operating segments and is derived from its WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company’s investors. The cost of debt is based on the interest bearing borrowings Coca-Cola FEMSA is obliged to service. Segment-specific risk is incorporated by applying individual beta factors. The beta factors are evaluated annually based on publicly available market data.

Market participant assumptions are important because, not only do they include industry data for growth rates, management also assesses how the CGU’s position, relative to its competitors, might change over the forecasted period.

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

The key assumptions by CGU for impairment test as of December 31, 2014 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long- Term Inflation 2015-2024	Expected Volume Growth Rates 2015-2024
Mexico	5.5%	5.0%	3.5%	2.3%
Colombia	6.4%	5.9%	3.0%	5.3%
Venezuela	12.9%	12.3%	51.1%	3.9%
Costa Rica	7.7%	7.6%	4.7%	2.7%
Guatemala	10.0%	9.4%	5.0%	4.3%
Nicaragua	12.7%	12.2%	6.0%	2.7%
Panama	7.6%	7.2%	3.8%	4.1%
Argentina	9.9%	9.3%	22.3%	2.5%
Brazil	6.2%	5.6%	6.0%	3.8%

The key assumptions by CGU for impairment test as of December 31, 2013 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long- Term Inflation 2014-2024	Expected Volume Growth Rates 2014-2024
Mexico	5.7%	5.1%	3.9%	1.3%
Colombia	6.6%	6.0%	3.0%	5.0%
Venezuela	11.5%	10.8%	32.2%	2.5%
Costa Rica	7.5%	7.2%	5.0%	2.4%
Guatemala	10.4%	9.7%	5.2%	5.2%
Nicaragua	13.1%	12.5%	6.3%	4.1%
Panama	7.7%	7.1%	4.2%	5.7%
Argentina	11.6%	10.9%	11.1%	3.8%
Brazil	6.6%	5.9%	6.0%	4.4%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). Coca-Cola FEMSA consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

At December 31, 2014 Coca-Cola FEMSA performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points, except for Costa Rica and concluded that no impairment would be recorded.

CGU	Change in WACC	Change in Volume Growth CAGR (1)	Effect on Valuation
Mexico	+1.5%	-1.0%	Passes by 6.62x
Colombia	+0.6%	-1.0%	Passes by 6.17x
Venezuela	+5.8%	-1.0%	Passes by 8.94x
Costa Rica	+2.2%	-0.6%	Passes by 1.78x
Guatemala	+1.9%	-1.0%	Passes by 4.67x
Nicaragua	+3.6%	-1.0%	Passes by 1.77x
Panama	+1.9%	-1.0%	Passes by 7.00x
Argentina	+3.5%	-1.0%	Passes by 65.61x
Brazil	+2.0%	-1.0%	Passes by 1.86x

(1)	Compound Annual Growth Rate (CAGR).

Note 13. Other Assets, Net and Other Financial Assets

13.1 Other assets, net

	December 31, 2014	December 31, 2013
Agreement with customers, net	Ps. 239	Ps. 314
Long term prepaid advertising expenses	87	102
Guarantee deposits (1)	1,400	1,147
Prepaid bonuses	92	116
Advances to acquire property, plant and equipment	988	866
Recoverable taxes	1,329	185
Others	782	770

	Ps. 4,917	Ps. 3,500

(1)	As it is customary in Brazil, the Company is required to collaterize tax, legal and labor contingencies by guarantee deposits (see Note 25.7).

13.2 Other financial assets

	December 31, 2014	December 31, 2013
Non-current accounts receivable	Ps.155	Ps. 1,120
Derivative financial instruments (see Note 20)	6,299	1,472
Other non-current financial assets	97	161

	Ps. 6,551	Ps. 2,753

As of December 31, 2014 and 2013, the fair value of long term accounts receivable amounted to Ps. 69 and Ps. 1,142, respectively. The fair value is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for receivable of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy.

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

The consolidated statements of financial positions and consolidated income statements include the following balances and transactions with related parties and affiliated companies:

	December 31, 2014	December 31, 2013
Balances
Due from The Coca-Cola Company (see Note 7) (1)(9)	Ps. 1,584	Ps. 1,700
Balance with BBVA Bancomer, S.A. de C.V. (2)	4,083	2,357
Balance with Grupo Financiero Banorte, S.A. de C.V. (2)	3,653	817
Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (3)	126	171
Due from Heineken Company (1)(7)	811	454
Due from Grupo Estrella Azul (3)	59	—
Due from Compañía Panameña de Bebidas, S.A.P.I de C.V. (3)(8)	—	893
Other receivables (1)(4)	1,209	924

Due to The Coca-Cola Company (6)(9)	Ps. 4,343	Ps. 5,562
Due to BBVA Bancomer, S.A. de C.V. (5)	149	1,080
Due to Caffenio (6)(7)	111	7
Due to Grupo Financiero Banamex, S.A. de C.V. (5)	—	1,962
Due to British American Tobacco Mexico (6)	—	280
Due to Heineken Company (6)(7)	2,408	2,339
Other payables (6)	1,206	605

(1)	Presented within accounts receivable.
(2)	Presented within cash and cash equivalents.
(3)	Presented within other financial assets.
(4)	Presented within other current financial assets.
(5)	Recorded within bank loans.
(6)	Recorded within accounts payable.
(7)	Associates.
(8)	Joint venture.
(9)	Non controlling interest.

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2014 and 2013, there was no expense resulting from the uncollectibility of balances due from related parties.

Transactions	2014	2013	2012
Income:
Services to Heineken Company (1)	Ps. 3,544	Ps. 2,412	Ps. 2,979
Logistic services to Grupo Industrial Saltillo, S.A. de C.V. (3)	313	287	242
Sales of Grupo Inmobiliario San Agustin, S.A. shares to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (3)	—	—	391
Logistic services to Jugos del Valle (1)	513	471	431
Other revenues from related parties	670	399	341

Expenses:
Purchase of concentrate from The Coca-Cola Company (2)	Ps. 28,084	Ps. 25,985	Ps. 23,886
Purchases of raw material and beer from Heineken Company (1)	15,133	11,865	11,013
Purchase of coffee from Caffenio (1)	1,404	1,383	342
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V. (3)	3,674	2,860	2,394
Purchase of cigarettes from British American Tobacco Mexico (3)	—	2,460	2,342
Advertisement expense paid to The Coca-Cola Company (2)(4)	1,167	1,291	1,052
Purchase of juices from Jugos del Valle, S.A.P.I. de C.V. (1)	2,592	2,628	1,985
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V. (1)	1,020	956	423
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (3)	99	77	205
Purchase of sugar from Beta San Miguel (3)	1,389	1,557	1,439
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V. (3)	567	670	711
Purchase of canned products from IEQSA (1)	591	615	483
Advertising paid to Grupo Televisa, S.A.B. (3)	158	92	124
Interest expense paid to Grupo Financiero Banamex, S.A. de C.V. (3)	2	19	—
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (3)	140	67	57
Donations to Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (3)	42	78	109
Donations to Fundación FEMSA, A.C. (3)	—	27	864
Purchase of plastic bottles from Embotelladora del Atlántico, S.A. (formerly Complejo Industrial Pet, S.A.) (3)	174	124	99
Donations to Difusión y Fomento Cultural, A.C. (3)	73	—	29
Interest expense paid to The Coca-Cola Company (2)	4	60	24
Other expenses with related parties	321	299	389

(1)	Associates.
(2)	Non controlling interest.
(3)	Members of the board of directors in FEMSA participate in board of directors of this entity.
(4)	Net of the contributions from The Coca-Cola Company of Ps. 4,118, Ps. 4,206 and Ps. 3,018, for the years ended in 2014, 2013 and 2012, respectively.

Also as disclosed in Note 10, during January 2013, Coca-Cola FEMSA purchased its 51% interest in CCFPI from The Coca-Cola Company. The remainder of CCFPI is owned by The Coca-Cola Company and Coca-Cola FEMSA has currently outstanding certain call and put options related to CCFPI’s equity interests.

Commitments with related parties

Related Party	Commitment	Conditions
Heineken Company	Supply	Supply of all beer products in Mexico’s OXXO stores. The contract may be renewed for five years or additional periods. At the end of the contract OXXO will not hold exclusive contract with another supplier of beer for the next 3 years. Commitment term, Jan 1st, 2010 to Jun 30, 2020.

The benefits and aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2014	2013	2012
Short-term employee benefits paid	Ps. 964	Ps. 1,268	Ps. 1,022
Postemployment benefits	45	37	37
Termination benefits	114	25	13
Share based payments	283	306	275

Note 15. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of the Company. As of the end and for the years ended on December 31, 2014, 2013 and 2012, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets		Liabilities
Balances	Short-Term	Long-Term	Short-Term	Long- Term
As of December 31, 2014
U.S. dollars	Ps. 5,890	Ps. 989	Ps. 7,218	Ps. 66,140
Euros	32	—	27	—
Other currencies	27	1,214	50	31

Total	Ps. 5,949	Ps. 2,203	Ps. 7,295	Ps. 66,171

As of December 31, 2013
U.S. dollars	Ps. 5,340	Ps. 969	Ps. 6,061	Ps. 53,929
Euros	333	—	152	—
Other currencies	—	186	251	115

Total	Ps. 5,673	Ps. 1,155	Ps. 6,464	Ps. 54,044

Transactions	Revenues	Disposal Shares	Other Revenues	Purchases of Raw Materials	Interest Expense	Consulting Fees	Assets Acquisitions	Other
For the year ended December 31, 2014
U.S. dollars	Ps. 2,817	Ps. —	Ps. 641	Ps. 15,006	Ps. 1,669	Ps. 14	Ps. 478	Ps. 2,068
Euros	7	—	—	80	15	—	5	13
Other currencies	178	—	—	10	—	—	—	4

Total	Ps. 3,002	Ps. —	Ps. 641	Ps. 15,096	Ps. 1,684	Ps. 14	Ps. 483	Ps. 2,085

For the year ended December 31, 2013
U.S. dollars	Ps. 2,013	Ps. —	Ps. 605	Ps. 15,017	Ps. 435	Ps. 11	Ps. 80	Ps. 1,348
Euros	1	—	3	55	9	—	2	15
Other currencies	—	—	—	—	—	—	—	3

Total	Ps. 2,014	Ps. —	Ps. 608	Ps. 15,072	Ps. 444	Ps. 11	Ps. 82	Ps. 1,366

For the year ended December 31, 2012
U.S. dollars	Ps. 1,631	Ps. 1,127	Ps. 717	Ps. 12,016	Ps. 380	Ps. 13	Ps. 154	Ps. 1,585
Euros	—	—	—	—	—	—	32	10
Other currencies	—	—	—	—	—	—	—	68

Total	Ps. 1,631	Ps. 1,127	Ps. 717	Ps. 12,016	Ps. 380	Ps. 13	Ps. 186	Ps. 1,663

Mexican peso exchange rates effective at the dates of the consolidated statements of financial position and at the issuance date of the Company’s consolidated financial statements were as follows:

	December 31,		April 17,
	2014	2013	2015
US dollar	14.7180	13.0765	15.3891
Euro	17.9182	18.0079	16.5669

Note 16. Post-Employment and Other Long-Term Employee Benefits

The Company has various labor liabilities for employee benefits in connection with pension, seniority and post-retirement medical benefits. Benefits vary depending upon the country where the individual employees are located. Presented below is a discussion of the Company’s labor liabilities in Mexico and Venezuela, which comprise the substantial majority of those recorded in the consolidated financial statements.

During 2014, Coca-Cola FEMSA settled its pension plan in Brazil and consequently Coca-Cola FEMSA recognized the corresponding effects of the settlement as disclosed below.

16.1 Assumptions

The Company annually evaluates the reasonableness of the assumptions used in its labor liability for post-employment and other non-current employee benefits computations.

Actuarial calculations for pension and retirement plans, seniority premiums and post-retirement medical benefits, as well as the associated cost for the period, were determined using the following long-term assumptions for non-hyperinflationary Mexico and Brazil:

Mexico	December 31, 2014	December 31, 2013	December 31, 2012
Financial:
Discount rate used to calculate the defined benefit obligation	7.00%	7.50%	7.10%
Salary increase	4.50%	4.79%	4.79%
Future pension increases	3.50%	3.50%	3.50%
Healthcare cost increase rate	5.10%	5.10%	5.10%
Biometric:
Mortality (1)	EMSSA 2009	EMSSA 82-89	EMSSA 82-89
Disability (2)	IMSS - 97	IMSS - 97	IMSS - 97
Normal retirement age	60 years	60 years	60 years
Employee turnover table (3)	BMAR 2007	BMAR 2007	BMAR 2007

Measurement date December:

(1)	EMSSA. Mexican Experience of social security. Updated due to lower mortality rates.
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.
(3)	BMAR. Actuary experience.

Brazil	December 31, 2014	December 31, 2013	December 31, 2012
Financial:
Discount rate used to calculate the defined benefit obligation	12.00%	10.70%	9.30%
Salary increase	7.20%	6.80%	5.00%
Future pension increases	6.20%	5.80%	4.00%
Biometric:
Mortality (1)(2)	EMSSA 2009	UP84	UP84
Disability (3)	IMSS - 97	IMSS - 97	IMSS - 97
Normal retirement age	65 years	65 years	65 years
Employee turnover table	Brazil (4)	Brazil (4)	Brazil (4)

Measurement date December:

(1)	EMSSA. Mexican Experience of social security. Updated due to lower mortality rates.
(2)	UP84. Unisex mortality table.
(3)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.
(4)	Rest of employee turnover bases on the experience of the Company’s subsidiary in Brazil.

Venezuela is a hyper-inflationary economy. The actuarial calculations for post-employment benefit (termination indemnity), as well as the associated cost for the period, were determined using the following long-term assumptions which are “real” assumptions (excluding inflation):

Venezuela	December 31, 2014	December 31, 2013	December 31, 2012
Financial:
Discount rate used to calculate the defined benefit obligation	1.00%	1.00%	1.50%
Salary increase	1.00%	1.00%	1.50%
Biometric:
Mortality (1)	EMSSA 2009	EMSSA 82-89	EMSSA 82-89
Disability (2)	IMSS - 97	IMSS - 97	IMSS - 97
Normal retirement age	65 years	65 years	65 years
Employee turnover table (3)	BMAR 2007	BMAR 2007	BMAR 2007

Measurement date December:

(1)	EMSSA. Mexican Experience of social security. Updated due to lower mortality rates.
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.
(3)	BMAR. Actuary experience.

In Mexico the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of Mexican Federal Government Treasury Bond (known as CETES in Mexico).

In order to valuate the plan and the effects of the settlement in Brazil the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of fixed long term bonds of Federal Republic of Brazil.

In Venezuela the methodology used to determine the discount rate started with reference to the interest rate of bonds of similar denomination issued by the Republic of Venezuela, with subsequent consideration of other economic assumptions appropriate for hyper-inflationary economy. Ultimately, the discount rates disclosed in the table above are calculated in real terms (without inflation).

In Mexico upon retirement, the Company purchases an annuity for the employee, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums	Post Retirement Medical Services	Post- employment (Venezuela)	Total
2015	Ps. 549	Ps. 52	Ps. 14	Ps. 7	Ps. 622
2016	192	41	31	8	272
2017	202	43	31	9	285
2018	210	43	32	9	294
2019	183	45	33	10	271
2020 to 2024	1,064	273	245	75	1,657

16.2	Balances of the liabilities for post-employment and other long-term employee benefits

	December 31, 2014	December 31, 2013
Pension and Retirement Plans:
Defined benefit obligation	Ps. 5,270	Ps. 4,866
Pension plan funds at fair value	(2,015)	(2,230)

Net defined benefit liability	3,255	2,636
Effect due to asset ceiling	—	94

Net defined benefit liability after asset ceiling	Ps. 3,255	Ps. 2,730

Seniority Premiums:
Defined benefit obligation	Ps. 563	Ps. 475
Seniority premium plan funds at fair value	(87)	(90)

Net defined benefit liability	Ps. 476	Ps. 385

Postretirement Medical Services:
Defined benefit obligation	Ps. 338	Ps. 267
Medical services funds at fair value	(56)	(51)

Net defined benefit liability	Ps. 282	Ps. 216

Post-employment:
Defined benefit obligation	Ps. 194	Ps. 743
Post-employment plan funds at fair value	—	—

Net defined benefit liability	Ps. 194	Ps. 743

Total post-employment and other long-term employee benefits	Ps. 4,207	Ps. 4,074

As of December 2013, the net defined benefit liability of the pension and retirement plan includes an asset generated in Brazil (the following information is included in the consolidated information of the tables above), which is as follows:

December 31, 2013
Defined benefit obligation	Ps. 313
Pension plan funds at fair value	(498)

Net defined benefit asset	(185)
Effect due to asset ceiling	94

Net defined benefit asset after asset ceiling	Ps. (91)

16.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

Type of Instrument	December 31, 2014	December 31, 2013
Fixed return:
Traded securities	19%	15%
Bank instruments	8%	6%
Federal government instruments of the respective countries	57%	57%
Variable return:
Publicly traded shares	16%	22%

	100%	100%

In Mexico, the regulatory framework for pension plans is established in the Income Tax Law and its Regulations, the Federal Labor Law and the Mexican Social Security Institute Law. None of these laws establish minimum funding levels or a minimum required level of contributions.

At December 31, 2013, in Brazil, the regulatory framework for pension plans is established by the Brazilian Social Security Institute (INSS), which indicates that the contributions must be made by the Company and the workers. There are not minimum funding requirements of contributions in Brazil neither contractual nor given.

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

At December 31, 2013, in Brazil, the investment target is to obtain the consumer price index (inflation), plus six percent. Investment decisions are made to comply with this guideline insofar as the market conditions and available funds allow.

On May 7, 2012, the President of Venezuela amended the Organic Law for Workers (LOTTT), which establishes a minimum level of social welfare benefits to which workers have a right when their labor relationship ends for whatever reason. This benefit is computed based on the last salary received by the worker and retroactive to June 19, 1997 for any employee who joined the Company prior to that date. For employees who joined the Company after June 19, 1997, the benefit is computed based on the date on which the employee joined the Company. An actuarial computation must be performed using the projected unit credit method to determine the amount of the labor obligations that arise. As a result of the initial calculation, there was an amount for Ps. 381 included in the other expenses caption in the consolidated income statement reflecting past service costs during the year ended December 31, 2012 (See Note 19).

In Mexico, the amounts and types of securities of the Company in related parties included in portfolio fund are as follows:

	December 31, 2014		December 31, 2013
Debt:
Cementos Mexicanos. S.A.B. de C.V.	Ps.	7	Ps.	—
Grupo Televisa, S.A.B. de C.V.		45		3
Grupo Financiero Banorte, S.A.B. de C.V.		12		—
El Puerto de Liverpool, S.A.B. de C.V.		5		5
Grupo Industrial Bimbo, S. A. B. de C. V.		3		3
Grupo Financiero Banamex, S.A.B. de C.V.		—		22
Teléfonos de México, S.A. de C.V.		—		4
Capital:
Fomento Económico Mexicano, S.A.B. de C.V.		96		85
Coca-Cola FEMSA, S.A,B. de C.V.		12		19
Grupo Televisa, S.A.B. de C.V.		—		3
Alfa, S.A.B. de C.V.		8		4
Grupo Aeroportuario del Sureste, S.A.B. de C.V.		—		1
Grupo Industrial Bimbo, S.A.B. de C.V.		—		1
The Coca-Cola Company		11		—
Gentera		7		—

At December 31, 2013, in Brazil, the amounts and types of securities of the Company in related parties included in plan assets are as follows:

December 31, 2013
Brazil Portfolio
Debt:
HSBC—Sociedad de inversión Atuarial INPC (Brazil)	Ps. 383
Capital:
HSBC—Sociedad de inversión Atuarial INPC (Brazil)	114

During the years ended December 31, 2014 and 2013, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year.

16.4 Amounts recognized in the consolidated income statements and the consolidated statement of comprehensive income

	Income Statement				OCI (2)
December 31, 2014	Current Service Cost	Past Service Cost	Gain or Loss on Settlement	Net Interest on the Net Defined Benefit Liability (1)	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 221	Ps. 54	Ps. (193)	Ps. 279	Ps. 998
Seniority premiums	75	9	(27)	28	76
Postretirement medical services	10	—	—	16	74
Post-employment Venezuela	24	—	—	18	99

Total	Ps. 330	Ps. 63	Ps. (220)	Ps. 341	Ps. 1,247

December 31, 2013
Pension and retirement plans	Ps. 220	Ps. 12	Ps. (7)	Ps. 164	Ps. 470
Seniority premiums	55	—	—	22	44
Postretirement medical services	11	—	—	15	14
Post-employment Venezuela	48	—	—	67	312

Total	Ps. 334	Ps. 12	Ps. (7)	Ps. 268	Ps. 840

December 31, 2012
Pension and retirement plans	Ps. 185	Ps. —	Ps. 1	Ps. 136	Ps. 499
Seniority premiums	42	—	—	17	38
Postretirement medical services	8	—	—	14	25
Post-employment Venezuela	48	381	—	63	71

Total	Ps. 283	Ps. 381	Ps. 1	Ps. 230	Ps. 633

(1)	Interest due to asset ceiling amounted to Ps. 8 and Ps. 11 in 2013 and 2012, respectively.
(2)	Amounts accumulated in other comprehensive income as of the end of the period.

For the years ended December 31, 2014, 2013 and 2012, current service cost of Ps. 330, Ps. 334 and Ps. 283 has been included in the consolidated income statement as cost of goods sold, administration and selling expenses.

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Amount accumulated in other comprehensive income as of the beginning of the period, net of tax	Ps. 585	Ps. 469	Ps. 190
Actuarial losses arising from exchange rates	(173)	(26)	(13)
Remeasurements during the year, net of tax	318	251	20
Actuarial gains arising from changes in demographic assumptions	41	—	—
Actuarial gains and (losses) arising from changes in financial assumptions	171	(109)	281
Changes in the effect of limiting a net defined benefit asset to the asset ceiling	—	—	(9)

Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps. 942	Ps. 585	Ps. 469

Remeasurements of the net defined benefit liability include the following:

•	The return on plan assets, excluding amounts included in interest expense.

•	Actuarial gains and losses arising from changes in demographic assumptions.

•	Actuarial gains and losses arising from changes in financial assumptions.

•	Changes in the effect of limiting a net defined benefit asset to the asset ceiling, excluding amounts included in interest expense.

16.5 Changes in the balance of the defined benefit obligation for post-employment

	December 31, 2014	December 31, 2013	December 31, 2012
Pension and Retirement Plans:
Initial balance	Ps. 4,866	Ps. 4,495	Ps. 3,972
Current service cost	221	220	185
Past service cost	54	—	—
Interest expense	353	311	288
Settlement	(482)	(7)	1
Remeasurements of the net defined benefit obligation	378	(143)	238
Foreign exchange (gain) loss	42	(60)	(67)
Benefits paid	(162)	(152)	(154)
Plan amendments	—	28	—
Acquisitions	—	174	32

Ending balance	Ps. 5,270	Ps. 4,866	Ps. 4,495

Seniority Premiums:
Initial balance	Ps. 475	Ps. 324	Ps. 241
Current service cost	75	55	42
Past service cost	9	—	—
Interest expense	33	24	19
Curtailment	(27)	—	(2)
Remeasurements of the net defined benefit obligation	29	2	33
Benefits paid	(37)	(36)	(23)
Acquisitions	6	106	14

Ending balance	Ps. 563	Ps. 475	Ps. 324

Postretirement Medical Services:
Initial balance	Ps. 267	Ps. 267	Ps. 235
Current service cost	10	11	8
Interest expense	20	17	17
Remeasurements of the net defined benefit obligation	60	(11)	25
Benefits paid	(19)	(17)	(18)

Ending balance	Ps. 338	Ps. 267	Ps. 267

Post-employment:
Initial balance	Ps. 743	Ps. 594	Ps. —
Current service cost	24	48	48
Past service cost	—	—	381
Interest expense	18	67	63
Remeasurements of the net defined benefit obligation	54	238	108
Foreign exchange (gain) loss	(638)	(187)	—
Benefits paid	(7)	(17)	(6)

Ending balance	Ps. 194	Ps. 743	Ps. 594

16.6 Changes in the balance of plan assets

	December 31, 2014	December 31, 2013	December 31, 2012
Total Plan Assets:
Initial balance	Ps. 2,371	Ps. 2,110	Ps. 1,991
Actual return on trust assets	133	29	145
Foreign exchange (gain) loss	(8)	(73)	(91)
Life annuities	197	88	29
Benefits paid	—	—	(12)
Acquisitions	—	201	48
Plan amendments	—	16	—
Effect due to settlement	(535)	—	—

Ending balance	Ps. 2,158	Ps. 2,371	Ps. 2,110

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

The following table presents the amount of defined benefit plan expense and OCI impact in absolute terms of a variation of 0.5% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensitivity of this 0.5% on the significant actuarial assumptions is based on a projected long-term discount rates to Mexico and a yield curve projections of long-term sovereign bonds:

+0.5%:	Income Statement				OCI
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost	Past Service Cost	Gain or Loss on Settlement	Net Interest on the Net Defined Benefit Liability (Asset)	Remeasurements of the Net Defined Benefit Liability (Asset)
Pension and retirement plans	Ps. 209	Ps. 52	Ps. (95)	Ps. 192	Ps. 545
Seniority premiums	71	8	(25)	29	36
Postretirement medical services	10	—	—	16	35
Post-employment	22	—	—	17	85

Total	Ps. 312	Ps. 60	Ps. (120)	Ps. 254	Ps. 701

Expected salary increase
Pension and retirement plans	Ps. 231	Ps. 56	Ps. (111)	Ps. 206	Ps. 1,083
Seniority premiums	78	9	(28)	30	93
Postretirement medical services	10	—	—	16	74
Post-employment	27	—	—	19	124

Total	Ps. 346	Ps. 65	Ps. (139)	Ps. 271	Ps. 1,374

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps. 11	Ps. —	Ps. —	Ps. 17	Ps. 88

-0.5%:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability
Pension and retirement plans	Ps. 234	Ps. 57	Ps. (108)	Ps. 198	Ps. 1,070
Seniority premiums	79	9	(29)	29	113
Postretirement medical services	11	—	—	16	87
Post-employment	26	—	—	19	117

Total	Ps. 350	Ps. 66	Ps. (137)	Ps. 262	Ps. 1,387

Expected salary increase
Pension and retirement plans	Ps. 210	Ps. 53	Ps. (99)	Ps. 183	Ps. 547
Seniority premiums	73	8	(27)	27	69
Postretirement medical services	10	—	—	16	74
Post-employment	22	—	—	15	79

Total	Ps. 315	Ps. 61	Ps. (126)	Ps. 241	Ps. 769

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps. 10	Ps. —	Ps. —	Ps. 15	Ps. 34

16.8 Employee benefits expense

For the years ended December 31, 2014, 2013 and 2012, employee benefits expenses recognized in the consolidated income statements are as follows:

	2014	2013	2012
Wages and salaries	Ps. 35,659	Ps. 36,995	Ps. 31,561
Social security costs	5,872	5,741	3,874
Employee profit sharing	1,138	1,936	1,650
Post employment benefits	514	607	514
Post employment benefits recognized in other expenses (Note 19)	—	—	381
Share-based payments	283	306	275
Termination benefits	431	480	541

	Ps. 43,897	Ps. 46,065	Ps. 38,796

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

The Company contributes the individual employee’s special bonus (after taxes) in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), who then uses the funds to purchase FEMSA or Coca-Cola FEMSA shares (as instructed by the Administrative Trust’s Technical Committee), which are then allocated to such employee. The Administrative Trust tracks the individual employees’ account balance. FEMSA created the Administrative Trust with the objective of administering the purchase of FEMSA and Coca-Cola FEMSA shares by each of its subsidiaries with eligible executives participating in the stock incentive plan. The Administrative Trust’s objectives are to acquire FEMSA shares, or shares of Coca-Cola FEMSA and to manage the shares granted to the individual employees based on instructions set forth by the Technical Committee. Once the shares are acquired following the Technical Committee’s instructions, the Administrative Trust assigns to each participant their respective rights. As the trust is controlled and therefore consolidated by FEMSA, shares purchased in the market and held within the Administrative Trust are presented as treasury stock (as it relates to FEMSA’s shares) or as a reduction of the noncontrolling interest (as it relates to Coca-Cola FEMSA’s shares) in the consolidated statement of changes in equity, on the line issuance (repurchase) of shares associated with share-based payment plans. Should an employee leave prior to their shares vesting, they would lose the rights to such shares, which would then remain within the Administrative Trust and be able to be reallocated to other eligible employees as determined by the Company. The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. For the years ended December 31, 2014, 2013 and 2012, the compensation expense recorded in the consolidated income statement amounted to Ps. 283, Ps. 306 and Ps. 275, respectively.

All shares held in the Administrative Trust are considered outstanding for diluted earnings per share purposes and dividends on shares held by the trust are charged to retained earnings.

As of December 31, 2014 and 2013, the number of shares held by the trust associated with the Company’s share based payment plans is as follows:

	Number of Shares
	FEMSA UBD		KOFL
	2014	2013	2014	2013
Beginning balance	7,001,428	8,416,027	1,780,064	2,421,876
Shares acquired by the Administrative Trust to employees	517,855	2,285,948	330,730	407,487
Shares released from Administrative trust to employees upon vesting	(2,755,528)	(3,700,547)	(812,261)	(1,049,299)
Forfeitures	—	—	—	—

Ending balance	4,763,755	7,001,428	1,298,533	1,780,064

The fair value of the shares held by the trust as of the end of December 31, 2014 and 2013 was Ps. 788 and Ps. 1,166, respectively, based on quoted market prices of those dates.

Note 18. Bank Loans and Notes Payables

	At December 31, (1)					2020 and	Carrying Value at December 31,	Fair Value at December 31,	Carrying Value at December 31,
(in millions of Mexican pesos)	2015	2016	2017	2018	2019	Thereafter	2014	2014	2013(1)
Short-term debt:
Fixed rate debt:
Argentine pesos
Bank loans	Ps. 301	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 301	Ps. 304	Ps. 495
Interest rate	30.9%	—	—	—	—	—	30.9%		25.4%
Variable rate debt:
Brazilian Reais
Bank loans	148	—	—	—	—	—	148	148	34
Interest rate	12.6%	—	—	—	—	—	12.6%		9.7%

Total short-term debt	Ps. 449	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 449	Ps. 452	Ps. 529

Long-term debt:
Fixed rate debt:
U.S. dollars
Senior notes	Ps. —	Ps. —	Ps. —	Ps. 14,668	Ps. —	Ps. 29,225	Ps. 43,893	Ps. 46,924	Ps. 34,272
Interest rate	—	—	—	2.4%	—	4.5%	3.8%		3.7%
Senior note (FEMSA USD 2023)	—	—	—	—	—	4,308	4,308	4,117	3,736
Interest rate	—	—	—	—	—	2.9%	2.9%		2.9%
Senior note (FEMSA USD 2043)	—	—	—	—	—	9,900	9,900	9,594	8,377
Interest rate	—	—	—	—	—	4.4%	4.4%		4.4%
Bank loans	30	—	—	—	—	—	30	30	123
Interest rate	3.9%	—	—	—	—	—	3.9%		3.8%
Mexican pesos
Units of investment (UDIs)	—	—	3,599	—	—	—	3,599	3,599	3,630
Interest rate	—	—	4.2%	—	—	—	4.2%		4.2%
Domestic senior notes	—	—	—	—	—	9,988	9,988	9,677	9,987
Interest rate	—	—	—	—	—	6.2%	6.2%		6.2%
Brazilian reais
Bank loans	116	120	123	91	54	97	601	553	337
Interest rate	4.1%	4.3%	4.5%	5.1%	5.2%	4.9%	4.6%		3.1%
Finance leases	223	192	168	88	41	50	762	642	965
Interest rate	4.7%	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%		4.6%
Argentine pesos
Bank loans	124	131	54	—	—	—	309	302	358
Interest rate	24.9%	27.5%	30.2%	—	—	—	26.8%		20.3%

Subtotal	Ps. 493	Ps. 443	Ps. 3,944	Ps. 14,847	Ps. 95	Ps. 53,568	Ps. 73,390	Ps. 75,438	Ps. 61,785

(1)	All interest rates shown in this table are weighted average contractual annual rates.

	At December 31, (1)					2020 and	Carrying Value at December 31,	Fair Value at December 31,	Carrying Value at December 31,
(in millions of Mexican pesos)	2015	2016	2017	2018	2019	Thereafter	2014	2014	2013 (1)
Variable rate debt:
U.S. dollars
Bank loans	Ps.—	Ps. 2,108	Ps.—	Ps. 4,848	Ps. —	Ps. —	Ps. 6,956	Ps. 7,001	Ps. 5,843
Interest rate	—	0.9%	—	0.9%	—	—	0.9%		0.9%
Mexican pesos
Domestic senior notes	—	2,473	—	—	—	—	2,473	2,502	2,517
Interest rate	—	3.4%	—	—	—	—	3.4%		3.9%
Bank loans									4,132
Interest rate									4.0%
Argentine pesos
Bank loans	17	215	—	—	—	—	232	227	180
Interest rate	24.9%	21.3%	—	—	—	—	21.5%		25.7%
Brazilian reais
Bank loans	64	27	17	17	17	14	156	146	167
Interest rate	12.3%	9.7%	7.6%	7.6%	7.6%	6.0%	6.7%		11.3%
Finance leases	38	25	—	—	—	—	63	63	100
Interest rate	10.0%	10.0%	—	—	—	—	10.0%	10.0%	10.0%
Colombian pesos
Bank loans	492	277	—	—	—	—	769	766	1,495
Interest rate	5.9%	5.9%	—	—	—	—	5.9%		5.7%

Subtotal	Ps. 611	Ps. 5,125	Ps. 17	Ps. 4,865	Ps. 17	Ps. 14	Ps. 10,649	Ps. 10,705	Ps. 14,434

Total long-term debt	Ps. 1,104	Ps. 5,568	Ps. 3,961	Ps. 19,712	Ps. 112	Ps. 53,582	Ps. 84,039	Ps. 86,143	Ps. 76,219
Current portion of long term debt							(1,104)		(3,298)

							Ps. 82,935		Ps. 72,921

(1)	All interest rates shown in this table are weighted average contractual annual rates.

Hedging Derivative Financial Instruments (1)	2015	2016	2017	2018	2019	2020 and Thereafter	2014	2013
	(notional amounts in millions of Mexican pesos)
Cross currency swaps:
Units of investments to Mexican pesos and variable rate:
Fixed to variable(2)	Ps. —	Ps. —	Ps. 2,500	Ps. —	Ps. —	Ps. —	Ps. 2,500	Ps. 2,500
Interest pay rate	—	—	3.1%	—	—	—	3.1%	4.1%
Interest receive rate	—	—	4.2%	—	—	—	4.2%	4.2%
U.S. dollars to Mexican pesos:
Fixed to variable(3)	—	—	—	—	—	11,403	11,403	11,403
Interest pay rate	—	—	—	—	—	4.6%	4.6%	5.1%
Interest receive rate	—	—	—	—	—	4.0%	4.0%	4.0%
Variable to fixed	—	—	—	6,476	—	—	6,476	—
Interest pay rate	—	—	—	3.2%	—	—	3.2%	—
Interest receive rate	—	—	—	2.4%	—	—	2.4%	—
Fixed to fixed	—	—	—	—	—	1,267	1,267	2,575
Interest pay rate	—	—	—	—	—	5.7%	5.7%	7.2%
Interest receive rate	—	—	—	—	—	2.9%	2.9%	3.8%
U.S. dollars to Brazilian reais:
Fixed to variable	30	—	—	6,623	—	—	6,653	6,017
Interest pay rate	13.7%	—	—	11.2%	—	—	11.3%	9.5%
Interest receive rate	3.9%	—	—	2.7%	—	—	2.7%	2.7%
Variable to variable	—	—	—	20,311	—	—	20,311	18,046
Interest pay rate	—	—	—	11.3%	—	—	11.3%	9.5%
Interest receive rate	—	—	—	1.5%	—	—	1.5%	1.5%

Interest rate swap:
Mexican pesos
Variable to fixed rate(2):								2,538
Interest pay rate	—	—	—	—	—	—	—	8.6%
Interest receive rate	—	—	—	—	—	—	—	4.0%
Variable to fixed rate(3):								2,538
Interest pay rate	—	—	—	—	—	—	—	8.6%
Interest receive rate	—	—	—	—	—	—	—	4.0%

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)	Interest rate swaps with a notional amount of Ps. 1,500 at December 31, 2013 that receive a variable rate of 3.2% and pay a fixed rate of 5.0%; joined with a cross currency swap of the same notional amount at December 31, 2014, which covers units of investments to Mexican pesos, that receives a fixed rate of 4.2% and pays a variable rate of 3.1%.
(3)	Interest rate swaps with a notional amount of Ps. 11,403 at December 31, 2013 that receive a variable rate of 4.6% and pay a fixed rate of 7.2%; joined with a cross currency swap of the same notional amount at December 31, 2014, which covers U.S. Dollars to Mexican pesos, that receives a fixed rate of 4.0% and pay a variable rate of 4.6%.

For the years ended December 31, 2014, 2013 and 2012, the interest expense is comprised as follows:

	2014	2013	2012
Interest on debts and borrowings	Ps. 3,992	Ps. 3,055	Ps. 2,029
Finance charges payable under capitalized interest	(117)	(59)	(38)
Finance charges for employee benefits	341	268	230
Derivative instruments	2,413	825	142
Finance operating charges	66	225	98
Finance charges payable under finance leases	6	17	45

	Ps. 6,701	Ps. 4,331	Ps. 2,506

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

In November, 2013, Coca-Cola FEMSA issued U.S.$1,000 in aggregate principal amount of 2.375% Senior Notes due 2018, U.S.$750 in aggregate principal amount of 3.875% Senior Notes due 2023 and U.S.$400 in aggregate principal amount of 5.250% Senior Notes due 2043, in an SEC registered offering. These notes are guaranteed by its subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V. (“Guarantors”).

On December 4, 2007, the Company obtained the approval from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) for the issuance of long-term domestic senior notes (“Certificados Bursátiles”) in the amount of Ps. 10,000 (nominal amount) or its equivalent in investment units. As of December 31, 2014 the Company has issued the following domestic senior notes: i) on December 7, 2007, the Company issued domestic senior notes composed of Ps. 3,500 (nominal amount) with a maturity date on November 29, 2013 and a floating interest rate, which was paid at maturity; ii) on December 7, 2007, the Company issued domestic senior notes in the amount of 637,587,000 investment units (Ps. 2,500 nominal amount), with a maturity date on November 24, 2017 and a fixed interest rate.

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

In January 13, 2014, Coca-Cola FEMSA issued an additional U.S. $350 million of Senior Notes comprised of 10 year and 30 year bonds. The interest rates and maturity dates of the new notes are the same as those of the initial 2013 notes offering. These notes are also guaranteed by the same Guarantors.

In February 2014, Coca-Cola FEMSA prepaid in full outstanding Bank loans denominated in pesos for a total amount of Ps. 4,175 (nominal amount).

Note 19. Other Income and Expenses

	2014	2013	2012
Gain on sale of shares (see Note 4)	Ps. —	Ps. —	Ps. 1,215
Gain on sale of long-lived assets	—	41	132
Gain on sale of other assets	276	170	38
Sale of waste material	44	43	43
Write off-contingencies (see Note 25.5)	475	120	76
Recoveries from previous years	89	—	—
Insurance rebates	18	—	—
Others	196	277	241

Other income	Ps. 1,098	Ps. 651	Ps. 1,745

Contingencies associated with prior acquisitions or disposals	—	385	213
Loss on sale of long-lived assets	7	—	—
Impairment of long-lived assets	145	—	384
Disposal of long-lived assets (1)	153	122	133
Foreign Exchange	147	99	40
Securities taxes from Colombia	69	51	40
Severance payments	277	190	349
Donations (2)	172	119	200
Legal fees and other expenses from past acquisitions	31	110	—
Effect of new labor law (LOTTT) (see Note 16) (3)	—	—	381
Other	276	363	233

Other expenses	Ps. 1,277	Ps. 1,439	Ps. 1,973

(1)	Charges related to fixed assets retirement from ordinary operations and other long-lived assets.
(2)	In 2012 are included the gain on the sale of 45% interest held by FEMSA in the parent companies of the Mareña Renovables Wind Power Farm (see Note 10) offsetting to the donation made to Fundación FEMSA, A. C. (see Note 14).
(3)	This amount relates to the past service cost related to post-employment by Ps. 381 as a result of the effect of the change in LOTTT and it is included in the consolidated income statement under the “Other expenses” caption.

Note 20. Financial Instruments

Fair Value of Financial Instruments

The Company measures the fair value of its financial assets and liabilities classified as level 2 applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2014 and 2013:

	December 31, 2014		December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Derivative financial instrument (current asset)	—	384	2	26
Derivative financial instrument (non-current asset)	—	6,299		1,472
Derivative financial instrument (current liability)	313	34	272	75
Derivative financial instrument (non-current liability)	112	39	—	1,526

20.1 Total debt

The fair value of bank and syndicated loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2014 and 2013, which is considered to be level 1 in the fair value hierarchy.

	2014	2013
Carrying value	Ps. 84,488	Ps. 76,748
Fair value	86,595	76,077

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

At December 31, 2014, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2014		Fair Value Asset December 31, 2014
2017	Ps.	1,250	Ps.	(35)	Ps.	—
2023		11,403		(4)		12

At December 31, 2013 the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2013		Fair Value Asset December 31, 2013
2014	Ps.	575	Ps.	(18)	Ps.	—
2015		1,963		(122)		—

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

At December 31, 2014, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount	Fair Value Liability December 31, 2014	Fair Value Asset December 31, 2014
2015	Ps. 4,411	Ps. —	Ps. 298
2016	1,192	(26)	—

At December 31, 2013, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount	Fair Value Liability December 31, 2013	Fair Value Asset December 31, 2013
2014	Ps. 3,002	Ps. (17)	Ps. —
2015	614	—	1

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

At December 31, 2014, the Company had the following outstanding collars agreements to purchase foreign currency:

Maturity Date	Notional Amount	Fair Value Liability December 31, 2014	Fair Value Asset December 31, 2014
2015	Ps. 402	Ps. —	Ps. 56

At December 31, 2013, the Company had no outstanding collars to purchase foreign currency (composed of a call and a put option with different strike levels with the same notional amount and maturity).

20.5 Cross-currency swaps

The Company has contracted for a number of cross-currency swaps to reduce its exposure to risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. Cross- Currency swaps contracts are designated as hedging instruments through which the Company changes the debt profile to its functional currency to reduce exchange exposure.

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

At December 31, 2014, the Company had the following outstanding cross currency swap agreements:

Maturity Date	Notional Amount		Fair Value Liability 2014		Fair Value Asset December 31, 2014
2015	Ps.	30	Ps.	—	Ps.	6
2017		2,711		—		1,209
2018		33,410		—		3,002
2019		369		—		15
2023		12,670		—		2,060

At December 31, 2013, the Company had the following outstanding cross currency swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2013		Fair Value Asset December 31, 2013
2014	Ps.	1,358	Ps.	—	Ps.	18
2015		83		—		11
2017		2,711		—		1,180
2018		23,930		(825)		—
2023		12,670		(350)		—

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

The fair value of expired commodity price contract was recorded in cost of goods sold where the hedged item was recorded.

At December 31, 2014, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2014
2015	Ps.	1,341	Ps.	(285)
2016		952		(101)
2017		37		(2)

At December 31, 2014, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2014
2015	Ps.	361	Ps.	(12)
2016		177		(9)

At December 31, 2013, Coca-Cola FEMSA had the following outstanding sugar price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2013		Fair Value Asset December 31, 2013
2014	Ps.	1,183	Ps.	(246)	Ps.	—
2015		730		(48)		—
2016		103		—		2

At December 31, 2013, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2013
2014	Ps.	205	Ps.	(10)

20.7 Financial Instruments for CCFPI acquisition:

The Coca-Cola FEMSA’s call option related to the remaining 49% ownership interest in CCFPI is calculated using a Level 3 concept. The call option had an estimated fair value of approximately Ps. 859 million at inception of the option, and approximately Ps. 799 million and Ps. 755 million as of December 31, 2013 and 2014, respectively. Significant observable inputs into that Level 3 estimate include the call option’s expected term (7 years at inception), risk free rate as expected return (LIBOR), implied volatility at inception (19.77%) and the underlying enterprise value of the CCFPI. The enterprise value of CCFPI for the purpose of this estimate was based on CCFPI’s long-term business plan. The Coca-Cola FEMSA acquired its 51% ownership interest in CCFPI in January 2013 and continues to integrate CCFPI into its global operations using the equity method of accounting, and currently believes that the underlying exercise price of the call option is “out of the money.”

The Level 3 fair value of the Company’s put option related to its 51% ownership interest approximates zero as its exercise price as defined in the contract adjusts proportionately to the underlying fair value of CCFPI.

20.8 Net effects of expired contracts that met hedging criteria

Type of Derivatives	Impact in Consolidated Income Statement	2014		2013		2012
Interest rate swaps	Interest expense	Ps.	(337)	Ps.	(214)	Ps.	(147)
Forward agreements to purchase foreign currency	Foreign exchange		(38)		1,710		126
Commodity price contracts	Cost of goods sold		(291)		(362)		6
Options to purchase foreign currency	Cost of goods sold		—		—		13
Forward agreements to purchase foreign currency	Cost of goods sold		(22)		—		—

20.9 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2014		2013		2012
Interest rate swaps	Market value	Ps.	10	Ps.	(7)	Ps.	(4)
Cross currency swaps	gain (loss) on		59		33		(2)
Others	financial instruments		3		(19)		(29)

20.10 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2014		2013		2012
Cross-currency swaps	Market value	Ps.	—	Ps.	—	Ps.	42

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

The following disclosures provide a sensitivity analysis of the market risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to foreign exchange rates and commodity prices, which it considers in its existing hedging strategy:

Foreign Currency Risk	Change in Exchange Rate	Effect on Equity		Effect on Profit or Loss
2014
FEMSA (3)	+9% MXN/EUR	Ps.	(278)	Ps. —
	-9% MXN/EUR		278	—

Coca-Cola FEMSA	+7% MXN/USD	Ps.	119	Ps. —
	+14% BRL/USD		96	—
	+9% COP/USD		42	—
	+11% ARS/USD		22	—
	-7% MXN/USD		(119)	—
	-14% BRL/USD		(96)	—
	-9% COP/USD		(42)	—
	-11% ARS/USD		(22)	—
2013
FEMSA (3)	+7% MXN/EUR	Ps.	(157)	Ps. —
	-7%MXN/EUR		157	—

Coca-Cola FEMSA	+11% MXN/USD		67	—
	+13% BRL/USD		86	—
	+6% COP/USD		19	—
	-11% MXN/USD		(67)	—
	-13% BRL/USD		(86)	—
	-6% COP/USD		(19)	—
2012
FEMSA (3)	+9% MXN/EUR/+11% MXN/USD	Ps.	(250)	—
	-9% MXN/EUR/-11% MXN/USD		104	—
Coca-Cola FEMSA	-11% MXN/USD		(204)	—

Cross Currency Swaps(1)(2)	Change in Exchange Rate	Effect on Profit or Loss
2014
FEMSA (3)	-7% MXN/USD	(22)
	+7% MXN/USD	22
Coca-Cola FEMSA	-7% MXN/USD	(481)
	-14% USD/BRL	(3,935)
	+7% MXN/USD	415
	+14% USD/BRL	2,990
2013
FEMSA (3)	-11% MXN/USD	(1,581)
Coca-Cola FEMSA	-11% MXN/USD	(392)
	-13% USD/BRL	(3,719)
2012
FEMSA (3)	—	—
Coca-Cola FEMSA	-11% MXN/USD	(234)

(1)	The sensitivity analysis effects include all subsidiaries of the Company.

(2)	Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.

(3)	Does not include Coca-Cola FEMSA.

Net Cash in Foreign Currency(1)	Change in Exchange Rate	Effect on Profit or Loss
2014
FEMSA (3)	+9% EUR/+7%USD	Ps.	233
	-9% EUR/-7%USD		(233)
Coca-Cola FEMSA	+7%USD		(747)
	-7%USD		747
2013
FEMSA (3)	+7% EUR/+11% USD	Ps.	335
	-7% EUR/-11% USD		(335)
Coca-Cola FEMSA	+11% USD		(1,090)
	-11% USD		1,090
2012
FEMSA (3)	+9% EUR/+11% USD	Ps.	809
	-9% EUR/-11% USD		(809)
Coca-Cola FEMSA	+15% USD		(362)

Commodity Price Contracts (1)	Change in U.S.$ Rate	Effect on Equity
2014
Coca-Cola FEMSA	Sugar - 27%	Ps. (528)
	Aluminum - 17%	(87)
2013
Coca-Cola FEMSA	Sugar - 18%	Ps. (298)
	Aluminum - 19%	(36)
2012
Coca-Cola FEMSA	Sugar - 30%	Ps. (732)
	Aluminum - 20%	(66)

(4)	The sensitivity analysis effects include all subsidiaries of the Company.

(5)	Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.

(6)	Does not include Coca-Cola FEMSA.

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

The following disclosures provide a sensitivity analysis of the interest rate risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which it considers in its existing hedging strategy:

Interest Rate Swap (1)	Change in Bps.		Effect on Equity
2014
FEMSA (2)	(100 Bps.	)	(528)
Coca-Cola FEMSA	—		—
2013
FEMSA (2)	—		—
Coca-Cola FEMSA	(100 Bps.	)	(32)
2012
FEMSA (2)	—		—
Coca-Cola FEMSA	(100 Bps.	)	(57)

(1)	The sensitivity analysis effects include all subsidiaries of the Company.

(2)	Does not include Coca-Cola FEMSA.

Interest Effect of Unhedged Portion Bank Loans	2014	2013	2012
Change in interest rate	+100 Bps.	+100 Bps.	+100 Bps.
Effect on profit loss	Ps. (244)	Ps. (332)	Ps. (198)

20.13 Liquidity risk

Each of the Company’s sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2014 and 2013, 80.66% and 79.48%, respectively of the Company’s outstanding consolidated total indebtedness was at the level of its sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, the Company’s management expects to continue to finance its operations and capital requirements primarily at the level of its sub-holding companies. Nonetheless, they may decide to incur indebtedness at its holding company in the future to finance the operations and capital requirements of the Company’s subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, the Company depends on dividends and other distributions from its subsidiaries to service the Company’s indebtedness.

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

Ultimate responsibility for liquidity risk management rests with the Company’s board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short-, medium- and long-term funding and liquidity requirements. The Company manages liquidity risk by maintaining adequate reserves and credit facilities, by continuously monitoring forecast and actual cash flows, and with a low concentration of maturities per year.

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

The Company presents the maturity dates associated with its long-term financial liabilities as of December 31, 2014, see Note 18. The Company generally makes payments associated with its long-term financial liabilities with cash generated from its operations.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows from derivative financial liabilities that are in place as of December 31, 2014. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2014.

	2015	2016	2017	2018	2019	2020 and thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps. 3,381	Ps. 5,845	Ps. 6,653	Ps. 21,342	Ps. 2,835	Ps. 81,029
Loans from banks	1,603	3,023	271	5,015	78	122
Obligations under finance leases	289	237	180	94	45	54
Derivative financial liabilities	2,316	2,393	1,218	(1,906)	—	(2,060)

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

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the statement of financial position at 31 December 2014 and 2013 is the carrying amounts (see Note 7).

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining in some cases a Credit Support Annex (CSA) that establishes margin requirements, which could change upon changes to the credit ratings given to the Company by independent rating agencies. As of December 31, 2014, the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

Note 21. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2014 and 2013 is as follows:

	December 31, 2014	December 31, 2013
Coca-Cola FEMSA	Ps. 59,202	Ps. 62,719
Other	447	439

	Ps. 59,649	Ps. 63,158

The changes in the FEMSA’s non-controlling interest were as follows:

	2014	2013	2012
Balance at beginning of the year	Ps. 63,158	Ps. 54,902	Ps. 47,949
Net income of non controlling interest (1)	5,929	6,233	7,344
Other comprehensive income:
Exchange diferences on translation of foreign operation	(6,264)	(664)	(1,342)
Remeasurements of the net defined benefits liability	(110)	(80)	(60)
Valuation of the effective portion of derivative financial instruments	109	(166)	(113)
Increase in capital stock	—	515	—
Acquisitions effects (see Note 4 )	—	5,550	4,172
Disposal effects	—	—	(50)
Dividends	(3,152)	(3,125)	(2,986)
Share based payment	(21)	(7)	(12)

Balance at end of the year	Ps. 59,649	Ps. 63,158	Ps. 54,902

(1)	For the years ended at 2014, 2013 and 2012, Coca-Cola FEMSA’s net income allocated to non-controlling interest was Ps. 424, 239 and 565, respectively.

Non controlling cumulative other comprehensive income is comprised as follows:

	December 31, 2014	December 31, 2013
Exchange diferences on translation foreign operation	Ps. (6,326)	Ps. (62)
Remeasurements of the net defined benefits liability	(316)	(206)
Valuation of the effective portion of derivative financial instruments	(129)	(238)

Cumulative other comprehensive income	Ps. (6,771)	Ps. (506)

Coca-Cola FEMSA shareholders, especially the Coca-Cola Company which hold Series D shares, have some protective rights about investing in or disposing of significant businesses. However, these rights do not limit the continued normal operations of Coca-Cola FEMSA.

Summarized financial information in respect of Coca-Cola FEMSA is set out below.

	December 31, 2014	December 31, 2013
Total current assets	Ps. 38,128	Ps. 43,231
Total non-current assets	174,238	173,434
Total current liabilities	28,403	32,398
Total non-current liabilities	73,845	67,114
Total revenue	Ps. 147,298	Ps. 156,011
Total consolidated net income	10,966	11,782
Total consolidated comprehensive income	Ps. (1,005)	Ps. 9,791
Net cash flow from operating activities	24,406	22,097
Net cash flow from used in investing activities	(11,137)	49,481
Net cash flow from financing activities	(11,350)	23,506

Note 22. Equity

22.1 Equity accounts

The capital stock of FEMSA is comprised of 2,161,177,770 BD units and 1,417,048,500 B units.

As of December 31, 2014 and 2013, the capital stock of FEMSA was comprised 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital stock amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock amount.

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

As of December 31, 2014 and 2013, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270

Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540

Total shares	7,085,242,500	10,805,888,850	17,891,131,350

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2014 and 2013, this reserve amounted to Ps. 596.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except when capital reductions come from restated shareholder contributions and when the distributions of dividends come from net taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. Due to the Mexican Tax Reform, a new Income Tax Law (LISR) went into effect on January 1, 2014. Such law no longer includes the tax consolidation regime which allowed calculating the CUFIN on a consolidated basis; therefore, beginning in 2014, distributed dividends must be taken from the individual CUFIN balance of FEMSA, which can be increased with the subsidiary companies’ individual CUFINES through the transfers of dividends. The sum of the individual CUFIN balances of FEMSA and its subsidiaries as of December 31, 2014 amounted to Ps. 83,314.

In addition, the new LISR sets forth that entities that distribute dividends to its stockholders who are individuals and foreign residents must withhold 10% thereof for ISR purposes, which will be paid in Mexico. The foregoing will not be applicable when distributed dividends arise from the accumulated CUFIN balance as of December 31, 2013.

At an ordinary shareholders’ meeting of FEMSA held on March 15, 2013, the shareholders approved a dividend of Ps. 6,684 that was paid 50% on May 7, 2013 and other 50% on November 7, 2013; and a reserve for share repurchase of a maximum of Ps. 3,000. As of December 31, 2014, the Company has not repurchased shares. Treasury shares resulted from share-based payment bonus plan are disclosed in Note 17.

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

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 6, 2014, the shareholders approved a dividend of Ps. 6,012 that was paid 50% on May 4, 2014 and other 50% on November 5, 2014. The corresponding payment to the non-controlling interest was Ps. 3,134.

For the years ended December 31, 2014, 2013 and 2012 the dividends declared and paid by the Company and Coca-Cola FEMSA were as follows:

	2014	2013	2012
FEMSA	Ps. —	Ps. 13,368	Ps. 6,200
Coca-Cola FEMSA (100% of dividend)	6,012	5,950	5,625

For the years ended December 31, 2014 and 2013 the dividends declared and paid per share by the Company are as follows:

Series of Shares	2014	2013
“B”	Ps. —	Ps. 0.66667
“D”	—	0.83333

22.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2014 and 2013.

The Company is not subject to any externally imposed capital requirements, other than the legal reserve (see Note 22.1) and debt covenants (see Note 18).

The Company’s finance committee reviews the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both nationally and internationally and is currently rated AAA in Mexico and BBB+ in the United States, which requires it to have a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio lower than 2. As a result, prior to entering into new business ventures, acquisitions or divestures, management evaluates the optimal ratio of debt to EBITDA in order to maintain its credit rating.

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

	2014		2013		2012
	Per Series “B” Shares	Per Series “D” Shares	Per Series “B” Shares	Per Series “D” Shares	Per Series “B” Shares	Per Series “D” Shares
Net Controlling Interest Income	7,701.08	8,999.92	7,341.74	8,579.98	9,548.21	11,158.58
Shares expressed in millions:
Weighted average number of shares for basic earnings per share	9,240.54	8,621.18	9,238.69	8,613.80	9,237.49	8,609.00
Effect of dilution associated with nonvested shares for share based payment plans	5.88	23.53	7.73	30.91	8.93	35.71
Weighted average number of shares adjusted for the effect of dilution	9,246.42	8,644.71	9,246.42	8,644.71	9,246.42	8,644.71

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

•

The income tax rate in 2013 was 30%. Scheduled decreases to the income tax rate that would have reduced the rate to 29% in 2014 and 28% in 2015 and thereafter, were canceled in connection with the 2014 Tax Reform;

•

The repeal of the existing tax consolidation regime, which was effective as of January 1, 2014, modified the payment term of a tax on assets payable of Ps. 180, which will be paid over the following 5 years instead of an indefinite term. Additionally, deferred tax assets and liabilities associated with the Company’s subsidiaries in Mexico are no longer offset as of December 31, 2014 and 2013, as the future income tax balances are expected to reverse in periods where the Company is no longer consolidating these entities for tax purposes and the right of offset does not exist; and

•

The introduction of an new optional tax integration regime (a modified form of tax consolidation), which replaces the previous tax consolidation regime. The new optional tax integration regime requires an equity ownership of at least 80% for qualifying subsidiaries and would allow the Company to defer the annual tax payment of its profitable participating subsidiaries for a period equivalent to 3 years to the extent their individual tax expense exceeds the integrated tax expense of the Company.

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

On November 18, 2014, the Venezuelan government published two decrees which are effective as of the date of publication. This reform establishes that segregated loss carryforward (i.e. foreign operating or domestic operating) may be used only against future income of the same type. Additionally the three year carryforward for net operating losses is maintained, but the amount of losses available for carryforwards may not exceed twenty five percent of the tax period’s taxable income.

24.1 Income Tax

The major components of income tax expense for the years ended December 31, 2014, 2013 and 2012 are:

	2014	2013	2012
Current tax expense	Ps. 7,810	Ps. 7,855	Ps. 7,412
Deferred tax expense:
Origination and reversal of temporary differences	1,303	257	103
(Recognition) utilization of tax losses	(2,874)	(212)	434

Total deferred tax (income) expense	(1,571)	45	537

Change in the statutory rate (1)	14	(144)	—

	Ps. 6,253	Ps. 7,756	Ps. 7,949

(1)	Effect due to 2014 Tax Reform.

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	2014	2013	2012
Unrealized loss (gain) on cash flow hedges	Ps. 219	Ps. (128)	Ps. (120)
Unrealized gain on available for sale securities	—	(1)	(1)
Exchange differences on translation of foreign operations	(60)	1,384	(1,012)
Remeasurements of the net defined benefit liability	(49)	(56)	(113)
Share of the other comprehensive income of associates and joint ventures	189	(1,203)	(304)

Total income tax cost (benefit) recognized in OCI	Ps. 299	Ps. (4)	Ps. (1,550)

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Mexican statutory income tax rate	30.0%	30.0%	30.0%
Difference between book and tax inflationary values and translation effects	(3.1%)	(0.2%)	(0.8%)
Annual inflation tax adjustment	(4.4%)	(1.2%)	(0.3%)
Difference between statutory income tax rates	0.9%	1.2%	1.1%
Non-deductible expenses	3.7%	1.0%	0.8%
Taxable (non-taxable) income, net	(1.1%)	0.7%	(1.3%)
Change in the statutory Mexican tax rate	0.1%	(0.6%)	—
Others	0.2%	—	(0.6%)

	26.3%	30.9%	28.9%

Deferred Income Tax Related to:

	Consolidated Statement of Financial Position as of		Consolidated Statement of Income
	December 31, 2014	December 31, 2013	2014	2013	2012
Allowance for doubtful accounts	Ps. (242)	Ps. (148)	Ps. (106)	Ps. (24)	Ps. (33)
Inventories	132	9	77	(2)	51
Other current assets	114	147	(18)	109	(104)
Property, plant and equipment, net	(1,654)	(452)	(968)	(630)	(101)
Investments in associates and joint ventures	(176)	(271)	87	115	1,589
Other assets	226	(188)	422	(2)	238
Finite useful lived intangible assets	246	384	(133)	236	(38)
Indefinite lived intangible assets	75	299	(195)	88	32
Post-employment and other long-term employee benefits	(753)	(636)	(92)	30	(40)
Derivative financial instruments	(38)	61	(99)	62	(14)
Provisions	(1,318)	(860)	(477)	(164)	(12)
Temporary non-deductible provision	2,534	(150)	2,450	562	51
Employee profit sharing payable	(268)	(255)	(13)	(27)	(13)
Tax loss carryforwards	(3,249)	(393)	(2,874)	(212)	434
Cumulative other comprehensive income (1)	(303)	(479)	—	—	—
Exchange differences on translation of foreign operations in OCI	2,135	2,195	—	—	—
Other liabilities	(96)	(62)	475	(131)	72

Deferred tax (income) expense			Ps. (1,464)	Ps. 10	Ps. 2,112
Deferred tax income net recorded in share of the profit of associates and joint ventures accounted for using the equity method			(93)	(109)	(1,575)

Deferred tax (income) expense, net			Ps. (1,557)	Ps. (99)	Ps. 537

Deferred income taxes, net	(2,635)	(799)
Deferred tax asset	(6,278)	(3,792)
Deferred tax liability	Ps. 3,643	Ps. 2,993

(1)	Deferred tax related to derivative financial instruments and remeasurements of the ned defined benefit liability.

Deferred tax related to Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI as of the year:	2014	2013
Unrealized loss (gain) on derivative financial instruments	Ps. 12	Ps. (209)
Remeasurements of the net defined benefit liability	(315)	(270)
Total deferred tax income related toOCI	Ps. (303)	Ps. (479)

The changes in the balance of the net deferred income tax asset are as follows:

	2014	2013	2012
Initial balance	Ps. (799)	Ps. (1,328)	Ps. (1,586)
Deferred tax provision for the year	(1,571)	45	537
Change in the statutory rate	14	(144)	—
Deferred tax income net recorded in share of the profit of associates and joint ventures accounted for using the equity method	93	109	1,575
Acquisition of subsidiaries (see Note 4)	(516)	647	(77)
Disposal of subsidiaries	—	—	16
Effects in equity:
Unrealized loss (gain) on cash flow hedges	109	(149)	(76)
Unrealized gainon available for sale securities	—	(1)	(1)
Exchange differences on translation of foreign operations	617	2	(974)
Remeasurements of the net defined benefit liability	(427)	102	(532)
Retained earnings of associates	(180)	(121)	(189)
Restatement effect of beginning balances associated with hyperinflationary economies	25	39	(21)

Ending balance	Ps. (2,635)	Ps. (799)	Ps. (1,328)

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

Tax Loss Carryforwards

The subsidiaries in Mexico and Brazil have tax loss carryforwards. The tax effect net of consolidation benefits and their years of expiration are as follows:

Year	Tax Loss Carryforwards
2015	Ps. —
2016	—
2017	—
2018	3
2019	24
2020	10
2021	13
2022	41
2023 and thereafter	1,860
No expiration (Brazil)	7,842

9,793
Tax losses used in consolidation	(1,059)

Ps. 8,734

During 2013 Coca-Cola FEMSA completed certain acquisitions in Brazil as disclosed in Note 4. In connection with those acquisition Coca-Cola FEMSA recorded certain goodwill balances that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of NOLs in Brazil. NOLs in Brazil have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2014 Coca-Cola FEMSA believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly no valuation allowance has been provided.

The changes in the balance of tax loss carryforwards are as follows:

	2014	2013
Balance at beginning of the year	Ps. 558	Ps. 91
Additions	8,199	593
Usage of tax losses	(45)	(122)
Translation effect of beginning balances	22	(4)

Balance at end of the year	Ps. 8,734	Ps. 558

There were no withholding taxes associated with the payment of dividends in either 2014, 2013 or 2012 by the Company to its shareholders.

The Company has determined that undistributed profits of its subsidiaries, joint ventures or associates will not be distributed in the foreseeable future. The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized, aggregate to Ps. 43,394 (December 31, 2013: Ps. 44,920 and December 31, 2012: Ps. 43,569).

24.2 Other taxes

The operations in Guatemala, Nicaragua, Colombia and Argentina are subject to a minimum tax, which is based primary on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

Note 25. Other Liabilities, Provisions, Contingencies and Commitments

25.1 Other current financial liabilities

	December 31, 2014	December 31, 2013
Sundry creditors	Ps. 4,515	Ps. 3,998
Derivative financial instruments	347	347

Total	Ps. 4,862	Ps. 4,345

The carrying value of short-term payables approximates its fair value as of December 31, 2014 and 2013.

25.2 Provisions and other long term liabilities

	December 31, 2014	December 31, 2013
Provisions	Ps. 4,285	Ps. 4,674
Taxes payable	444	558
Others	890	885

Total	Ps. 5,619	Ps. 6,117

25.3 Other financial liabilities
	December 31, 2014	December 31, 2013
Derivative financial instruments	Ps. 151	Ps. 1,526
Security deposits	177	142

Total	Ps. 328	Ps. 1,668

25.4 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these loss contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Indirect taxes (1)	Ps. 2,271	Ps. 3,300
Labor	1,587	1,063
Legal	427	311

Total	Ps. 4,285	Ps. 4,674

(1)	As of December 31, 2013 indirect taxes include Ps. 246 of tax loss contingencies regarding indemnification accorded with Heineken over FEMSA Cerveza prior tax contingencies.

25.5 Changes in the balance of provisions recorded

25.5.1 Indirect taxes

	December 31, 2014	December 31, 2013	December 31, 2012
Balance at beginning of the year	Ps. 3,300	Ps. 1,263	Ps. 1,405
Penalties and other charges	220	1	107
New contingencies	38	263	56
Reclassification in tax contingencies with Heineken	1,349	—	—
Contingencies added in business combination	1,190	2,143	117
Cancellation and expiration	(798)	(5)	(124)
Payments	(2,517)	(303)	(157)
Current portion	—	(163)	(52)
Brazil amnesty adoption	(599)	—	—
Restatement of the beginning balance of subsidiaries in hyperinflationary economies	88	101	(89)

Balance at end of the year	Ps. 2,271	Ps. 3,300	Ps. 1,263

During 2014, Coca-Cola FEMSA took advantage of a Brazilian tax amnesty program. The settlement of certain outstanding matters under that amnesty program generated a benefit Ps. 455 which is reflected in other income during the year ended December 31, 2014 (see Note 19).

25.5.2 Labor

	December 31, 2014	December 31, 2013	December 31, 2012
Balance at beginning of the year	Ps. 1,063	Ps. 934	Ps. 1,128
Penalties and other charges	107	139	189
New contingencies	145	187	134
Contingencies added in business combination	442	157	15
Cancellation and expiration	(53)	(226)	(359)
Payments	(57)	(69)	(91)
Restatement of the beginning balance of subsidiaries in hyperinflationary economies	(60)	(59)	(82)

Balance at end of the year	Ps. 1,587	Ps. 1,063	Ps. 934

A roll forward for legal contingencies is not disclosed because the amounts are not considered to be material.

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

25.6 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of December 31, 2014 is Ps. 30,071. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such several proceedings will not have a material effect on its consolidated financial position or result of operations.

Included in this amount Coca-Cola FEMSA has tax contingencies, amounting to approximately Ps. 21,217, with loss expectations assessed by management and supported by the analysis of legal counsel which it considers possible. Among these possible contingencies, are Ps. 8,625 in various tax disputes related primarily to credits for ICMS (VAT) and Industrialized Products Tax (IPI). Possible claims also include Ps. 10,194 related to the disallowance of IPI credits on the acquisition of inputs from the Manaus Free Trade Zone. Cases related to these matters are pending final decision at the administrative level. Possible claims also include Ps. 1,817 related to compensation of federal taxes not approved by the IRS (Tax authorities).

Cases related to these matters are pending final decision in the administrative and judicial spheres. Finally, possible claims include Ps. 538 related to the requirement by the Tax Authorities of State of São Paulo for ICMS (VAT), interest and penalty due to the alleged underpayment of tax arrears for the period 1994-1996. Coca-Cola FEMSA is defending its position in these matters and final decision is pending in court. In addition, the Company has Ps. 5,162 in unsettled indirect tax contingencies regarding indemnification accorded with Heineken over FEMSA Cerveza. These matters are related to different Brazilian federal taxes which are pending final decision.

At December 31, 2014 there are not important labor and legal contingencies that we have to disclose.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiary operates. The Company does not expect any material liability to arise from these contingencies.

25.7 Collateralized contingencies

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 3,026 and Ps. 2,248 as of December 31, 2014 and 2013, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies (see Note 13).

25.8 Commitments

As of December 31, 2014, the Company has contractual commitments for finance leases for machinery and transport equipment and operating lease for the rental of production machinery and equipment, distribution and computer equipment, and land for FEMSA Comercio’s operations.

The contractual maturities of the operating lease commitments by currency, expressed in Mexican pesos as of December 31, 2014, are as follows:

	Mexican Pesos	U.S. Dollars	Others
Not later than 1 year	Ps. 3,434	Ps. 196	Ps. 29
Later than 1 year and not later than 5 years	12,340	689	15
Later than 5 years	15,672	361	3

Total	Ps. 31,446	Ps. 1,246	Ps. 47

Rental expense charged to consolidated net income was Ps. 4,988, Ps. 4,345 and Ps. 4,032 for the years ended December 31, 2014, 2013 and 2012, respectively.

Future minimum lease payments under finance leases with the present value of the net minimum lease payments are as follows:

	2014 Minimum Payments	Present Value of Payments	2013 Minimum Payments	Present Value of Payments
Not later than 1 year	Ps. 299	Ps. 263	Ps. 322	Ps. 276
Later than 1 year and not later than 5 years	596	568	852	789

Total mínimum lease payments	895	831	1,174	1,065
Less amount representing finance charges	64	—	109	—

Present value of minimum lease payments	831	831	1,065	1,065

The Company through its subsidiary Coca-Cola FEMSA has firm commitments for the purchase of property, plant and equipment of Ps. 2,077 as December 31, 2014.

25.9 Reestructuring provision

Coca-Cola FEMSA recorded a restructuring provision. This provision relates principally to reorganization in the structure of the Company. The restructuring plan was drawn up and announced to the employees of the Company in 2014 when the provision was recognized in its consolidated financial statements. The restructuring of the Company is expected to complete by 2015 and it is presented in current liabilities within accounts payable caption in the consolidated statement of financial position.

	December 31, 2014	December 31, 2013	December 31, 2012
Balance at beginning of the year	Ps. —	Ps. 90	Ps. 153
New	199	179	195
Payments	(142)	(234)	(258)
Cancellation	(25)	(35)	—

Balance at end of the year	Ps. 32	Ps. —	Ps. 90

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

a) By Business Unit:

2014	Coca-Cola FEMSA	FEMSA Comercio	CB Equity	Other (1)	Consolidation Adjustments	Consolidated
Total revenues	Ps. 147,298	Ps. 109,624	Ps. —	Ps. 20,069	Ps. (13,542)	Ps. 263,449
Intercompany revenue	3,475			10,067	(13,542)	—
Gross profit	68,382	39,386	—	4,871	(2,468)	110,171
Administrative expenses						10,244
Selling expenses						69,016
Other income						1,098
Other expenses						(1,277)
Interest expense	(5,546)	(686)	—	(1,093)	624	(6,701)
Interest income	379	23	16	1,068	(624)	862
Other net finance expenses (3)						(1,149)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	14,952	7,959	8	905	(80)	23,744
Income taxes	3,861	541	2	1,849	—	6,253
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	(125)	37	5,244	(17)	—	5,139

Consolidated net income						22,630

Depreciation and amortization (2)	6,949	2,872	—	193	—	10,014
Non-cash items other than depreciation and amortization	693	204	—	87		984

Investments in associates and joint ventures	17,326	742	83,710	381	—	102,159
Total assets	212,366	43,722	85,742	51,251	(16,908)	376,173
Total liabilities	102,248	31,860	2,005	26,846	(16,908)	146,051

Investments in fixed assets (4)	11,313	5,191	—	1,955	(296)	18,163

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; loss on monetary position for subsidiaries in hyperinflationary economies; and market value gain on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

2013	Coca-Cola FEMSA	FEMSA Comercio	CB Equity	Other (1)	Consolidation Adjustments	Consolidated
Total revenues	Ps. 156,011	Ps. 97,572	Ps. —	Ps. 17,254	Ps. (12,740)	Ps. 258,097
Intercompany revenue	3,116	—	—	9,624	(12,740)	—
Gross profit	72,935	34,586	—	4,670	(2,537)	109,654
Administrative expenses	—	—	—	—	—	9,963
Selling expenses	—	—	—	—	—	69,574
Other income	—	—	—	—	—	651
Other expenses	—	—	—	—	—	(1,439)
Interest expense	(3,341)	(601)	—	(865)	476	(4,331)
Interest income	654	5	12	1,030	(476)	1,225
Other net finance expenses (3)	—	—	—	—	—	(1,143)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	17,224	2,890	4	5,120	(158)	25,080
Income taxes	5,731	339	1	1,685	—	7,756
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	289	11	4,587	(56)	—	4,831

Consolidated net income						22,155

Depreciation and amortization (2)	7,132	2,443	—	121	—	9,696
Non-cash items other than depreciation and amortization	12	197	—	108	—	317

Investments in associates and joint ventures	16,767	734	80,351	478	—	98,330
Total assets	216,665	39,617	82,576	45,487	(25,153)	359,192
Total liabilities	99,512	37,858	1,933	21,807	(24,468)	136,642

Investments in fixed assets (4)	11,703	5,683	—	831	(335)	17,882

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; loss on monetary position for subsidiaries in hyperinflationary economies; and market value gain on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

2012	Coca-Cola FEMSA	FEMSA Comercio	CB Equity	Other (1)	Consolidation Adjustments	Consolidated
Total revenues	Ps. 147,739	Ps. 86,433	Ps. —	Ps. 15,899	Ps. (11,762)	Ps. 238,309
Intercompany revenue	2,873	5	—	8,884	(11,762)	—
Gross profit	68,630	30,250	—	4,647	(2,227)	101,300
Administrative expenses	—	—	—	—	—	9,552
Selling expenses	—	—	—	—	—	62,086
Other income	—	—	—	—	—	1,745
Other expenses	—	—	—	—	—	(1,973)
Interest expense	(1,955)	(445)	—	(511)	405	(2,506)
Interest income	424	19	18	727	(405)	783
Other net finance expenses (3)	—	—	—	—	—	(181)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	19,992	6,146	10	1,620	(238)	27,530
Income taxes	6,274	729	—	946	—	7,949
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	180	(23)	8,311	2	—	8,470

Consolidated net income						28,051

Depreciation and amortization (2)	5,692	2,031	—	293	(126)	7,890
Non-cash items other than depreciation and amortization	580	200	—	237	—	1,017

Investments in associates and joint ventures	5,352	459	77,484	545	—	83,840
Total assets	166,103	31,092	79,268	31,078	(11,599)	295,942
Total liabilities	61,275	21,356	1,822	12,409	(11,081)	85,781

Investments in fixed assets (4)	10,259	4,707	—	959	(365)	15,560

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; loss on monetary position for subsidiaries in hyperinflationary economies; and market value gain on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

b) Information by geographic area:

The Company aggregates geographic areas into the following for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama) and (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia and Venezuela). Venezuela operates in an economy with exchange controls and hyper-inflation; and as a result, it is not aggregated into the South America area, (iii) Europe (comprised of the Company’s equity method investment in Heineken) and (iv) the Asian division comprised of the Coca Cola FEMSA’s equity method investment in CCFPI (Philippines) which was acquired in January 2013.

Geographic disclosure for the Company is as follow:

2014	Total Revenues	Total Non Current Assets
Mexico and Central America (1)(2)	Ps. 186,736	Ps. 139,899
South America (3)	69,172	67,078
Venezuela	8,835	6,374
Europe	—	83,710
Consolidation adjustments	(1,294)	—

Consolidated	Ps. 263,449	Ps. 297,061

2013	Total Revenues	Total Non Current Assets
Mexico and Central America (1)(2)	Ps. 171,726	Ps. 133,571
South America (3)	55,157	61,143
Venezuela	31,601	10,558
Europe	—	80,351
Consolidation adjustments	(387)	—

Consolidated	Ps. 258,097	Ps. 285,623

2012	Total Revenues
Mexico and Central America (1)	Ps. 155,576
South America (3)	56,444
Venezuela	26,800
Europe	—
Consolidation adjustments	(511)

Consolidated	Ps. 238,309

(1)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 178,125, Ps. 163,351 and Ps. 148,098 during the years ended December 31, 2014, 2013 and 2012, respectively. Domestic (Mexico only) non-current assets were Ps. 138,662 and Ps. 127,693, as of December 31, 2014, and December 31, 2013, respectively.
(2)	Coca-Cola FEMSA’s Asian division consists of the 51% equity investment in CCFPI (Philippines) which was acquired in 2013, and is accounted for using the equity method of accounting (see Note 10). The equity in earnings of the Asian division were Ps. (334) and Ps. 108 in 2014 and 2013, respectively as is the equity method investment in CCFPI was Ps. 9,021 and Ps. 9,398 and this is presented as part of the Company’s corporate operations in 2014 and 2013, respectively and thus disclosed net in the table above as part of the “Total Non Current assets” in the Mexico & Central America division. However, the Asian division is represented by the following investee level amounts, prior to reflection of the Company’s 51% equity interest in the accompanying consolidated financial statements: revenues Ps. 16,548 and Ps. 13,438, gross profit Ps. 4,913 and Ps. 4,285, income before income taxes Ps. 664 and Ps. 310, depreciation and amortization Ps. 643 and Ps. 1,229, total assets Ps. 19,877 and Ps. 17,232, total liabilities Ps. 6,614 and Ps. 4,488, capital expenditures Ps. 2,215 and Ps. 1,889, as of December 31, 2104 and 2013, respectively.
(3)	South America includes Brazil, Argentina, Colombia and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 45,799, Ps. 31,138 and Ps. 30,930 during the years ended December 31, 2014, 2013 and 2012, respectively. Brazilian non-current assets were Ps. 51,587 and Ps. 45,900, as of December 31, 2014 and December 31, 2013, respectively. South America revenues include Colombia revenues of Ps. 14,207, Ps. 13,354 and Ps. 14,597 during the years ended December 31, 2014, 2013 and 2012, respectively. Colombia non-current assets were Ps. 12,933 and Ps. 12,888, as of December 31, 2014 and December 31, 2013, respectively. South America revenues include Argentina revenues of Ps. 9,714, Ps. 10,729 and Ps. 10,270 during the years ended December 31, 2014, 2013 and 2012, respectively. Argentina non-current assets were Ps. 2,470 and Ps. 2,042, as of December 31, 2014 and December 31, 2013, respectively.

Note 27. Future Impact of Recently Issued Accounting Standards not yet in Effect

The Company has not applied the following standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The transition to IFRS 9 differs by requirements and is partly retrospective and partly prospective. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. The Company has not early adopted this IFRS, and the Company has yet to complete its evaluation of whether it will have a material impact on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, “Revenue from Contracts with Customers”, was issued in May 2014 and applies to annual reporting periods beginning on or after January 1, 2017, earlier application is permitted. Revenue is recognized as control is passed, either over time or at a point in time.

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry specific guidance. In applying the revenue model to contracts within its scope, an entity will: 1) Identify the contract(s) with a customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to the performance obligations in the contract; 5) Recognize revenue when (or as) the entity satisfies a performance obligation. Also, an entity needs to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company has yet to complete its evaluation of whether these changes will have a significant impact on its consolidated financial statements.

Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Company given that the Company has not used a revenue-based method to depreciate its non-current assets.

Amendments to IFRS 11, Joint Arrangements: Accounting for acquisitions of interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company anticipates that no impact is expected on the financial statements from the adoption of these amendments because it does not have investment in a joint operation.

Note 28. Subsequent Events

On February 11, 2015, the Venezuelan government announced plans for a new foreign currency exchange system with three markets. The new legislation, maintains the official exchange rate of 6.3 bolivars to the US dollar that will continue to be available for certain foods and medicines; furthermore the new legislation merges SICAD I and SICAD II into a new SICAD that is currently valued at 12 bolivars per USD, and creates a new open market foreign exchange system (SIMADI) that started at 170 Bolivars per USD. Based upon the specific facts and circumstances, the Company currently anticipates using the SIMADI exchange rate to translate its future results of operations in Venezuela into its reporting currency, the Mexican peso, commencing with its results for the first quarter of 2015. This translation effect will further adversely affect its comprehensive income and financial position. The Venezuelan government may announce further changes to the exchange rate system in the future. To the extent a higher exchange rate is applied to the investment in Venezuela in future periods as a result of changes to existing regulations, subsequently adopted regulations or otherwise, the Company could be required to further reduce the amount of its foreign direct investment in Venezuela and its comprehensive income and financial condition would be further adversely affected.

More generally, future currency devaluations or the imposition of exchange controls in any of the countries in which the Company operates may potentially increase its operating costs, which could have an adverse effect on its financial position, results of operations and comprehensive income.

On December 2014, FEMSA Comercio agreed to acquire 100% of Farmacias Farmacon, a regional drugstore operator in the western Mexican states of Sinaloa, Sonora, Baja California and Baja California Sur. Headquartered in the city of Culiacan, Sinaloa, Farmacias Farmacon currently operates 213 stores. The transactioni is pending customary regulatory approvals, including the authorization of the Mexican Federal Economic Competition Commission (“Comisión Federal de Competencia Económica”).

Since 1995, FEMSA Comercio has been providing services and assets for the operation of gasoline service stations through agreements with third parties that own Petroleos Mexicanos (PEMEX) franchises, using the commercial brand OXXO Gas. As of December 31, 2014 there were 227 OXXO Gas stations, most of them adjacent to OXXO stores. Mexican legislation precluded FEMSA Comercio from participating in the retail of gasoline and therefore from owning PEMEX franchises given FEMSA’s foreign institutional investor base. In light of recent changes to the legal framework as part of Mexico’s energy reform, FEMSA Comercio is no longer precluded from owning PEMEX franchises and participating in the retail of gasoline. In order to enable this, FEMSA Comercio has agreed to acquireii the related PEMEX franchises from the aforementioned third parties and plans to lease, acquire or open more gasoline service stations in the future.

On February 25, 2015, the Company’s Board of Directors agreed to propose the payment of a cash dividend in the amount of Ps. 7,350 to be paid in two equal installments as of May 7, 2015 and November 5, 2015. This ordinary dividend was approved by the Annual Shareholders meeting on March 19, 2015.

[i]	The amount of Farmacias Farmacon acquicition is not significat for the Company.
ii	The amount of PEMEX franchises acquicitions is not significat for the Company.

Report of Independent Registered Public Accounting Firm

To: The Executive and Supervisory Board of Heineken N.V.

We have audited the accompanying consolidated statements of financial position of Heineken N.V. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of changes in equity for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heineken N.V. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

/s/ KPMG Accountants N.V.

Amsterdam, the Netherlands

February 10, 2015

Financial statements

Consolidated Income Statement

	Note	2014	2013	2012
For the year ended 31 December
In millions of EUR
Revenue	5	19,257	19,203	18,383
Other income	8	93	226	1,510
Raw materials, consumables and services	9	(12,053)	(12,186)	(11,849)
Personnel expenses	10	(3,080)	(3,108)	(3,031)
Amortisation, depreciation and impairments	11	(1,437)	(1,581)	(1,316)
Total expenses		(16,570)	(16,875)	(16,196)
Results from operating activities		2,780	2,554	3,697
Interest income	12	48	47	62
Interest expenses	12	(457)	(579)	(551)
Other net finance income/(expenses)	12	(79)	(61)	168
Net finance expenses		(488)	(593)	(321)
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	16	148	146	213
Profit before income tax		2,440	2,107	3,589
Income tax expense	13	(732)	(520)	(515)
Profit		1,708	1,587	3,074
Attributable to:
Equity holders of the Company (net profit)		1,516	1,364	2,914
Non-controlling interests		192	223	160
Profit		1,708	1,587	3,074

Weighted average number of shares – basic	23	574,945,645	575,062,357	575,022,338
Weighted average number of shares – diluted	23	576,002,613	576,002,613	576,002,613
Basic earnings per share (EUR)	23	2.64	2.37	5.07
Diluted earnings per share (EUR)	23	2.63	2.37	5.06

Consolidated Statement of Comprehensive Income

	Note	2014	2013	2012
For the year ended 31 December
In millions of EUR
Profit		1,708	1,587	3,074
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Actuarial gains and losses	24/28	(344)	197	(404)
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	24	697	(1,282)	39
Recycling of currency translation differences to profit or loss	24	—	1	—
Effective portion of net investment hedges	24	(5)	13	6
Effective portion of changes in fair value of cash flow hedges	24	(99)	16	14
Effective portion of cash flow hedges transferred to profit or loss	24	(3)	(4)	41
Net change in fair value available-for-sale investments	24	(1)	(53)	135
Net change in fair value available-for-sale investments transferred to profit or loss	24	—	—	(148)
Share of other comprehensive income of associates/joint ventures	24	(7)	5	(1)
Other comprehensive income, net of tax	24	238	(1,107)	(318)
Total comprehensive income		1,946	480	2,756

Attributable to:
Equity holders of the Company		1,686	336	2,608
Non-controlling interests		260	144	148
Total comprehensive income		1,946	480	2,756

Consolidated Statement of Financial Position

	Note	2014	2013
As at 31 December
In millions of EUR
Assets
Property, plant and equipment	14	8,718	8,454
Intangible assets	15	16,341	15,934
Investments in associates and joint ventures	16	2,033	1,883
Other investments and receivables	17	737	762
Advances to customers		254	301
Deferred tax assets	18	661	508
Total non-current assets		28,744	27,842
Inventories	19	1,634	1,512
Other investments	17	13	11
Trade and other receivables	20	2,743	2,427
Prepayments and accrued income		317	218
Income tax receivables		23	—
Cash and cash equivalents	21	668	1,290
Assets classified as held for sale	7	688	37
Total current assets		6,086	5,495
Total assets		34,830	33,337

Equity
Share capital	22	922	922
Share premium	22	2,701	2,701
Reserves		(427)	(858)
Retained earnings		9,213	8,637
Equity attributable to equity holders of the Company		12,409	11,402
Non-controlling interests	22	1,043	954
Total equity		13,452	12,356
Liabilities
Loans and borrowings	25	9,499	9,853
Tax liabilities		3	112
Employee benefits	28	1,443	1,202
Provisions	30	398	367
Deferred tax liabilities	18	1,503	1,444
Total non-current liabilities		12,846	12,978
Bank overdrafts	21	595	178
Loans and borrowings	25	1,671	2,195
Trade and other payables	31	5,533	5,131
Tax liabilities		390	317
Provisions	30	165	171
Liabilities classified as held for sale	7	178	11
Total current liabilities		8,532	8,003
Total liabilities		21,378	20,981
Total equity and liabilities		34,830	33,337

Consolidated Statement of Cash Flows

	Note	2014	2013	2012
For the year ended 31 December
In millions of EUR
Operating activities
Profit		1,708	1,587	3,074
Adjustments for:
Amortisation, depreciation and impairments	11	1,437	1,581	1,316
Net interest expenses	12	409	532	489
Gain on sale of property, plant and equipment, intangible assets and subsidiaries, joint ventures and associates	8	(93)	(226)	(1,510)
Investment income and share of profit and impairments of associates and joint ventures and dividend income on available-for-sale and held-for-trading investments		(158)	(160)	(238)
Income tax expenses	13	732	520	515
Other non-cash items		244	156	(65)
Cash flow from operations before changes in working capital and provisions		4,279	3,990	3,581
Change in inventories		(104)	(42)	(52)
Change in trade and other receivables		(325)	5	(64)
Change in trade and other payables		456	88	217
Total change in working capital		27	51	101
Change in provisions and employee benefits		(166)	(58)	(164)
Cash flow from operations		4,140	3,983	3,518
Interest paid		(522)	(557)	(490)
Interest received		60	56	82
Dividends received		125	148	184
Income taxes paid		(745)	(716)	(599)
Cash flow related to interest, dividend and income tax		(1,082)	(1,069)	(823)
Cash flow from operating activities		3,058	2,914	2,695

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		144	152	131
Purchase of property, plant and equipment	14	(1,494)	(1,369)	(1,170)
Purchase of intangible assets	15	(57)	(77)	(78)
Loans issued to customers and other investments		(117)	(143)	(143)
Repayment on loans to customers		40	41	50
Cash flow (used in)/from operational investing activities		(1,484)	(1,396)	(1,210)
Free operating cash flow		1,574	1,518	1,485
Acquisition of subsidiaries, net of cash acquired		(159)	(17)	(3,311)
Acquisition of/additions to associates, joint ventures and other investments		(7)	(53)	(1,246)
Disposal of subsidiaries, net of cash disposed of	6	(27)	460	—
Disposal of associates, joint ventures and other investments	6/7	4	165	142
Cash flow (used in)/from acquisitions and disposals		(189)	555	(4,415)
Cash flow (used in)/from investing activities		(1,673)	(841)	(5,625)

Financing activities
Proceeds from loans and borrowings		858	1,663	6,837
Repayment of loans and borrowings		(2,443)	(2,474)	(2,928)
Dividends paid		(723)	(710)	(604)
Purchase own shares		(9)	(21)	—
Acquisition of non-controlling interests		(137)	(209)	(252)
Other		1	(1)	3
Cash flow (used in)/from financing activities		(2,453)	(1,752)	3,056

Net cash flow		(1,068)	321	126
Cash and cash equivalents as at 1 January		1,112	846	606
Effect of movements in exchange rates		29	(55)	114
Cash and cash equivalents as at 31 December	21	73	1,112	846

Consolidated Statement of Changes in Equity

In millions of EUR	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2012		922	2,701	(575)	(69)	159	1,026	(43)	5,696	9,817	318	10,135
Profit		—	—	—	—	—	222	—	2,692	2,914	160	3,074
Other comprehensive income	24	—	—	48	58	(9)	4	—	(407)	(306)	(12)	(318)
Total comprehensive income		—	—	48	58	(9)	226	—	2,285	2,608	148	2,756
Transfer to retained earnings		—	—	—	—	—	(473)	—	473	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	(494)	(494)	(110)	(604)
Purchase/reissuance own/non-controlling shares		—	—	—	—	—	—	—	—	—	—	—
Own shares delivered		—	—	—	—	—	—	17	(17)	—	—	—
Share-based payments		—	—	—	—	—	—	—	15	15	—	15
Acquisition of non-controlling interests without a change in control	6	—	—	—	—	—	—	—	(212)	(212)	715	503
Balance as at 31 December 2012		922	2,701	(527)	(11)	150	779	(26)	7,746	11,734	1,071	12,805

Consolidated Statement of Changes in Equity continued

In millions of EUR	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2013		922	2,701	(527)	(11)	150	779	(26)	7,746	11,734	1,071	12,805
Profit		—	—	—	—	—	214	—	1,150	1,364	223	1,587
Other comprehensive income	24	—	—	(1,194)	13	(53)	—	—	206	(1,028)	(79)	(1,107)
Total comprehensive income		—	—	(1,194)	13	(53)	214	—	1,356	336	144	480
Transfer to retained earnings		—	—	—	—	—	(188)	—	188	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	(530)	(530)	(185)	(715)
Purchase/reissuance own/non-controlling shares		—	—	—	—	—	—	(21)	—	(21)	—	(21)
Own shares delivered		—	—	—	—	—	—	6	(6)	—	—	—
Share-based payments		—	—	—	—	—	—	—	8	8	—	8
Acquisition of non-controlling interests without a change in control	6	—	—	—	—	—	—	—	(125)	(125)	(76)	(201)
Balance as at 31 December 2013		922	2,701	(1,721)	2	97	805	(41)	8,637	11,402	954	12,356

Consolidated Statement of Changes in Equity continued

In millions of EUR	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2014		922	2,701	(1,721)	2	97	805	(41)	8,637	11,402	954	12,356
Profit		—	—	—	—	—	174	—	1,342	1,516	192	1,708
Other comprehensive income	24	—	—	624	(101)	(1)	—	—	(352)	170	68	238
Total comprehensive income		—	—	624	(101)	(1)	174	—	990	1,686	260	1,946
Transfer to retained earnings		—	—	—	—	—	(236)	—	236	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	(512)	(512)	(224)	(736)
Purchase/reissuance own/non-controlling shares		—	—	—	—	—	—	(33)	—	(33)	32	(1)
Own shares delivered		—	—	—	—	—	—	4	(4)	—	—	—
Share-based payments		—	—	—	—	—	—	—	47	47	1	48
Acquisition of non-controlling interests without a change in control	6	—	—	—	—	—	—	—	(181)	(181)	20	(161)
Balance as at 31 December 2014		922	2,701	(1,097)	(99)	96	743	(70)	9,213	12,409	1,043	13,452

Notes to the Consolidated Financial Statements

1. Reporting entity

Heineken N.V. (the ‘Company’) is a company domiciled in the Netherlands. The address of the Company’s registered office is Tweede Weteringplantsoen 21, Amsterdam. The consolidated financial statements of the Company as at and for the year ended 31 December 2014 comprise the Company, its subsidiaries (together referred to as ‘HEINEKEN’ and individually as ‘HEINEKEN’ entities) and HEINEKEN’s interest in jointly controlled entities and associates.

Disclosures on subsidiaries, jointly controlled entities and associates are included in notes 36 and 16 respectively.

HEINEKEN is primarily involved in the brewing and selling of beer.

2. Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) effective year-end 2014 have been adopted by the EU. Consequently, the accounting policies applied by the Company also comply fully with IFRS as issued by the IASB.

The consolidated financial statements have been prepared by the Executive Board of the Company and authorised for issue on 10 February 2015 and will be submitted for adoption to the Annual General Meeting of Shareholders on 23 April 2015.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis unless otherwise indicated.

The methods used to measure fair values are discussed further in notes 3 and 4.

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

Note 34 Contingencies

2. Basis of preparation continued

(e)	Changes in accounting policies

HEINEKEN has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of 1 January 2014.

•	Offsetting Financial Assets and Financial Liabilities (amendments to IAS 32)

•	Recoverable Amount Disclosures for Non-Financial Assets (amendments to IAS 36)

•	Novation of Derivatives and Continuation of Hedge Accounting (amendments to IAS 39)

•	IFRIC 21 Levies

Offsetting Financial Assets and Financial liabilities (amendments to IAS 32)

The amendments to IAS 32 clarify the offsetting rules for financial assets and financial liabilities on the statement of financial position. The clarifications of the offsetting principle in IAS 32 did not result in any changes to the financial assets and liabilities compared with the practice adopted before these amendments.

Recoverable Amount Disclosures for Non-Financial Assets (amendments to IAS 36)

HEINEKEN will comply with the extended disclosure requirements on the recoverable amount of non-financial assets, when applicable.

Novation of Derivatives and Continuation of Hedge Accounting (amendments to IAS 39)

As the result of this amendment, HEINEKEN has changed its accounting policy for novation of derivatives and continuation of hedge accounting. These amendments, however, did not have an impact on the consolidated financial statements of HEINEKEN.

IFRIC 21 Levies

IFRIC 21, Levies, clarifies that a levy is not recognised until the obligating event specified in the legislation occurs, even if there is no realistic opportunity to avoid the obligation. HEINEKEN has reassessed the timing of when to accrue levies imposed by legislation and concluded that the interpretation does not have a material impact on the consolidated financial statements.

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

HEINEKEN measures goodwill at the acquisition date as the fair value of the consideration transferred plus the fair value of any previously held equity interest in the acquiree and the recognised amount of any non-controlling interests in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed. When the excess is negative, a bargain purchase gain is recognised immediately in profit or loss.

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

3. Significant accounting policies continued

(iii)	Subsidiaries

Subsidiaries are entities controlled by HEINEKEN. HEINEKEN controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by HEINEKEN. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests, even if doing so causes the non-controlling interests to have a deficit balance.

(iv)	Loss of control

Upon the loss of control, HEINEKEN derecognises the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any resulting gain or loss is recognised in profit or loss. If HEINEKEN retains any interest in the previous subsidiary, such interest is measured at fair value at the date that control is lost. Subsequently, it is accounted for as an equity-accounted investee or as an available-for-sale financial asset, depending on the level of influence retained.

(v)	Interests in equity-accounted investees

HEINEKEN’s investments in associates and joint ventures are accounted for using the equity method of accounting. Investments in associates are those entities in which HEINEKEN has significant influence, but no control or joint control, over the financial and operating policies. Joint ventures are the arrangements in which HEINEKEN has joint control, whereby HEINEKEN has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

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

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured at cost are translated into the functional currency using the exchange rate at the date of the transaction.

Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale (equity) investments and foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment, which are recognised in other comprehensive income.

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Euro at exchange rates at the reporting date. The income and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to Euro at exchange rates approximating to the exchange rates ruling at the dates of the transactions. Group entities, with a functional currency being the currency of a hyperinflationary economy, first restate their financial statements in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies (see ‘Reporting in hyperinflationary economies’ below). The related income, costs and balance sheet amounts are translated at the foreign exchange rate ruling at the balance sheet date.

Foreign currency differences are recognised in other comprehensive income and are presented within equity in the translation reserve. However, if the operation is not a wholly owned subsidiary, the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. When HEINEKEN disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount

3. Significant accounting policies continued

is reattributed to non-controlling interests. When HEINEKEN disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

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

The following exchange rates, for the most important countries in which HEINEKEN has operations, were used while preparing these consolidated financial statements:

	Year-end	Year-end	Year-end	Average	Average	Average
In EUR	2014	2013	2012	2014	2013	2012
BRL	0.3105	0.3070	0.3699	0.3202	0.3486	0.3987
GBP	1.2839	1.1995	1.2253	1.2403	1.1775	1.2332
MXN	0.0560	0.0553	0.0582	0.0566	0.0590	0.0592
NGN	0.0049	0.0047	0.0049	0.0048	0.0049	0.0050
PLN	0.2340	0.2407	0.2455	0.2389	0.2382	0.2390
RUB	0.0138	0.0221	0.0248	0.0196	0.0236	0.0250
SGD	0.6227	0.5743	0.6207	0.5943	0.6017	0.6229
USD	0.8237	0.7251	0.7579	0.7527	0.7530	0.7783
VND in 1000	0.0387	0.0345	0.0364	0.0355	0.0358	0.0373

(iii)	Reporting in hyperinflationary economies

When the economy of a country in which we operate is deemed hyperinflationary and the functional currency of a Group entity is the currency of that hyperinflationary economy, the financial statements of such Group entities are adjusted so that they are stated in terms of the measuring unit current at the end of the reporting period. This involves restatement of income and expenses to reflect changes in the general price index from the start of the reporting period and restatement of non-monetary items in the balance sheet, such as P, P & E, to reflect current purchasing power as at the period end using a general price index from the date when they were first recognised. Comparative amounts are not adjusted. Any differences arising were recorded in equity on adoption.

In 2013 and 2012, hyperinflation accounting was applicable to our operations in Belarus. No hyperinflation accounting was applied in 2014.

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

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

If HEINEKEN has a legal right to offset financial assets with financial liabilities and if HEINEKEN intends either to settle on a net basis or to realise the asset and settle the liability simultaneously, financial assets and liabilities are presented in the statement of financial position as a net amount. The right of set-off is available today and not contingent on a future event and it is also legally enforceable for all counterparties in a normal course of business, as well as in the event of default, insolvency or bankruptcy.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts form an integral part of HEINEKEN’s cash management and are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting policies for interest income, interest expenses and other net finance income and expenses are discussed in note 3(r).

3. Significant accounting policies continued

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

HEINEKEN’s investments in equity securities and certain debt securities are classified as available-for-sale. Subsequent to initial recognition, they are measured at fair value and changes therein – other than impairment losses (see note 3i(i)) and foreign currency differences on available-for-sale monetary items (see note 3b(i)) – are recognised in other comprehensive income and presented within equity in the fair value reserve. When these investments are derecognised, the relevant cumulative gain or loss in the fair value reserve is transferred to profit or loss.

Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss. Available-for-sale investments are recognised or derecognised by HEINEKEN on the date it commits to purchase or sell the investments.

(iv)	Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses. Included in non-derivative financial instruments are advances to customers. Subsequently, the advances are amortised over the term of the contract as a reduction of revenue.

(d)	Derivative financial instruments (including hedge accounting)

(i)	General

HEINEKEN uses derivatives in the ordinary course of business in order to manage market risks. Generally, HEINEKEN seeks to apply hedge accounting in order to minimise the effects of foreign currency, interest rate or commodity price fluctuations in profit or loss.

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

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, hedge accounting is discontinued. The cumulative unrealised gain or loss previously recognised in other comprehensive income and presented in the hedging reserve in equity is recognised in profit or loss immediately. When a hedging instrument is terminated, but the hedged transaction still is expected to occur, the cumulative gain or loss at that point remains in other comprehensive income and is recognised in accordance with the above-mentioned policy when the transaction occurs. When the hedged item is a non-financial asset, the amount recognised in other comprehensive income is transferred to the carrying amount of the asset when it is recognised. In other cases, the amount recognised in other comprehensive income is transferred to the same line of profit or loss in the same period that the hedged item affects profit or loss.

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

3. Significant accounting policies continued

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

(iii)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(f)	Property, plant and equipment

(i)	Owned assets

Items of property, plant and equipment (P, P & E) are measured at cost less government grants received (refer to (q)), accumulated depreciation (refer to (iv)) and accumulated impairment losses (3i(ii)).

Cost comprises the initial purchase price increased with expenditures that are directly attributable to the acquisition of the asset (such as transports and non-recoverable taxes). The cost of self-constructed assets includes the cost of materials and direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use (refer to an appropriate proportion of production overheads), and the costs of dismantling and removing the items and restoring the site on which they are located. Borrowing costs related to the acquisition or construction of qualifying assets are capitalised as part of the cost of that asset. Cost also may include transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of P, P & E.

Spare parts that are acquired as part of an equipment purchase and only to be used in connection with this specific equipment or purchased software that is integral to the functionality of the related equipment are capitalised and amortised as part of that equipment. In all other cases, spare parts are carried as inventory and recognised in the income statement as consumed. Where an item of P, P & E comprises major components having different useful lives, they are accounted for as separate items (major components) of P, P & E.

Returnable bottles and kegs in circulation are recorded within P, P & E and a corresponding liability is recorded in respect of the obligation to repay the customers’ deposits. Deposits paid by customers for returnable items are reflected in the consolidated statement of financial position within current liabilities.

(ii)	Leased assets

Leases in terms of which HEINEKEN assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, P, P & E acquired by way of finance lease is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease. Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

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

Land except for financial leases on land over the contractual period is not depreciated as it is deemed to have an infinite life. Depreciation on other P, P & E is charged to profit or loss on a straight-line basis over the estimated useful lives of items of P, P & E, and major components that are accounted for separately, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Assets under construction are not depreciated. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that HEINEKEN will obtain ownership by the end of the lease term. The estimated useful lives for the current and comparative years are as follows:

• Buildings	30 – 40 years
• Plant and equipment	10 – 30 years
• Other fixed assets	3 – 10 years

Where parts of an item of P, P & E have different useful lives, they are accounted for as separate items of P, P & E.

The depreciation methods and residual value as well as the useful lives are reassessed, and adjusted if appropriate, at each financial year-end.

3. Significant accounting policies continued

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

Goodwill on acquisitions of subsidiaries is included in ‘intangible assets’. Goodwill arising on the acquisition of associates and joint ventures is included in the carrying amount of the associates and joint ventures.

Goodwill is measured at cost less accumulated impairment losses (refer to accounting policy 3i(ii)). Goodwill is allocated to individual or groups of cash-generating units (CGUs) for the purpose of impairment testing and is tested annually for impairment. Negative goodwill is recognised directly in profit or loss as other income.

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

(iii)	Customer-related, contract-based intangibles and reacquired rights

Customer-related and contract-based intangibles are capitalised if they meet the definition of an intangible asset and the recognition criteria are satisfied. If the amounts are not material, these are included in the brand valuation. The relationship between brands and customer-related intangibles is carefully considered so that brands and customer-related intangibles are not both recognised on the basis of the same cash flows.

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

(iv)	Software, research and development and other intangible assets

Purchased software is measured at cost less accumulated amortisation (refer to (vi)) and impairment losses (refer to accounting policy 3i(ii)). Expenditure on internally developed software is capitalised when the expenditure qualifies as development activities, otherwise it is recognised in profit or loss when incurred.

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

Capitalised development expenditure is measured at cost less accumulated amortisation (refer to (vi)) and accumulated impairment losses (refer to accounting policy 3i(ii)).

Other intangible assets that are acquired by HEINEKEN and have finite useful lives are measured at cost less accumulated amortisation (refer to (vi)) and impairment losses (refer to accounting policy 3i(ii)). Expenditure on internally generated goodwill and brands is recognised in profit or loss when incurred.

(v)	Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed when incurred.

3. Significant accounting policies continued

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

Evidence of impairment may include indications that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation, and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

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

The carrying amounts of HEINEKEN’s non-financial assets, other than inventories (refer to accounting policy (h)) and deferred tax assets (refer to accounting policy(s)), are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. For goodwill and intangible assets that are not yet available for use, the recoverable amount is estimated each year at the same time.

3. Significant accounting policies continued

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, ‘CGU’).

The recoverable amount of an asset or CGU is the higher of an asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the acquirer’s CGUs, or groups of CGUs expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored on regional, sub-regional or country level depending on the characteristics of the acquisition, the synergies to be achieved and the level of integration.

An impairment loss is recognised in profit or loss if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses recognised in respect of CGU are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

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

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is first allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets and employee defined benefit plan assets, which continue to be measured in accordance with HEINEKEN’s accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

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

A defined benefit plan is a post-employment benefit plan (pension plan) that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

HEINEKEN’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any defined benefit plan assets is deducted. The discount rate is the yield at balance sheet date on AA-rated bonds that have maturity dates approximating to the terms of HEINEKEN’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

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

3. Significant accounting policies continued

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

HEINEKEN’s net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at balance sheet date on high-quality credit-rated bonds that have maturity dates approximating to the terms of HEINEKEN’s obligations. The obligation is calculated using the projected unit credit method. Any actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

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

As from 1 January 2005, HEINEKEN established a share plan for the Executive Board and, as from 1 January 2006, HEINEKEN also established a share plan for senior management (refer to note 29).

The grant date fair value, adjusted for expected dividends, of the share rights granted is recognised as personnel expenses with a corresponding increase in equity (equity-settled) over the period that the employees become unconditionally entitled to the share rights. The costs of the share plan for both the Executive Board and senior management members are spread evenly over the performance period, during which vesting conditions are applicable subject to continued services. The total amount to be expensed is determined taking into consideration the expected forfeitures.

At each balance sheet date, HEINEKEN revises its estimates of the number of share rights that are expected to vest, for the 100 per cent internal performance conditions of the running share plans for the senior management members and the Executive Board. It recognises the impact of the revision of original estimates (only applicable for internal performance conditions, if any) in profit or loss, with a corresponding adjustment to equity.

(vi)	Matching share entitlement

As from 21 April 2011, HEINEKEN established a matching share entitlement for the Executive Board. The grant date fair value of the matching shares is recognised as personnel expenses in the income statement as it is deemed an equity-settled share-based payment.

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

A provision is recognised if, as a result of a past event, HEINEKEN has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as part of net finance expenses.

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

3. Significant accounting policies continued

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

Loans and borrowings for which HEINEKEN has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date are classified as non-current liabilities.

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

If it is probable that discounts will be granted and the amount can be measured reliably, the discount is recognised as a reduction of revenue as the sales are recognised.

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

Other income includes gains from sale of P, P & E, intangible assets and (interests in) subsidiaries, joint ventures and associates, net of sales tax. They are recognised in profit or loss when risks and rewards have been transferred to the buyer.

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

3. Significant accounting policies continued

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

Income tax comprises current and deferred tax. Current tax and deferred tax are recognised in the income statement except to the extent that it relates to a business combination, or items recognised directly in equity, or in other comprehensive income.

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

Deferred tax is not recognised for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss

•

temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future

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

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis or to realise the assets and settle the liabilities simultaneously.

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each balance sheet date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(iii)	Uncertain tax positions

In determining the amount of current and deferred income tax, the Company takes into account the impact of uncertain income tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the income tax expense in the period that such a determination is made.

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

3. Significant accounting policies continued

(v)	Cash flow statement

The cash flow statement is prepared using the indirect method. Changes in balance sheet items that have not resulted in cash flows such as translation differences, fair value changes, equity-settled share-based payments and other non-cash items have been eliminated for the purpose of preparing this statement. Assets and liabilities acquired as part of a business combination are included in investing activities (net of cash acquired). Dividends paid to ordinary shareholders are included in financing activities. Dividends received are classified as operating activities. Interest paid is also included in operating activities.

3. Significant accounting policies continued

(w)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Board, which is considered to be HEINEKEN’s chief operating decision-maker. An operating segment is a component of HEINEKEN that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of HEINEKEN’s other components. All operating segments’ operating results are reviewed regularly by the Executive Board to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

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

New relevant standards and interpretations not yet adopted. A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2014, which HEINEKEN has not applied in preparing these consolidated financial statements.

IFRS 9, published in July 2014, replaces existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after 1 January 2018 with early adoption permitted. HEINEKEN is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 9.

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes. IFRS 15 is effective on or after 1 January 2017, with early adoption permitted. HEINEKEN is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 15.

The following new or amended standards are not expected to have a significant impact of HEINEKEN consolidated financial statements:

•	Bearer Plants (amendments to IAS 16 and IAS 41)

•	IFRS 14 Regulatory Deferral Accounts

•	Accounting for Acquisitions of Interests in Joint Operations (amendments to IFRS 11)

•	Classification of Acceptable Methods of Depreciation and Amortisation (amendments to IAS 16 and IAS 38)

•	Defined Benefit Plans: Employee Contributions (amendments to IAS 19)

•	Annual Improvements to IFRSs 2010-2012 Cycle

•	Annual Improvements to IFRSs 2011-2013 Cycle

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

Fair value from normal business

(i)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date or, if unquoted, determined using an appropriate valuation technique. The fair value of held-to-maturity investments is determined for disclosure purposes only. In case the quoted price does not exist at the date of exchange or in case the quoted price exists at the date of exchange but was not used as the cost, the investments are valued indirectly based on discounted cash flow models.

(ii)	Derivative financial instruments

The fair value of derivative financial instruments is based on their listed market price, if available. If a listed market price is not available, fair value is in general estimated by discounting the difference between the cash flows based on contractual price and the cash flows based on current price for the residual maturity of the contact using observable interest yield curves, basis spread and foreign exchange rates.

Fair values include the instrument’s credit risk and adjustments to take account of the credit risk of the HEINEKEN entity and counterparty when appropriate.

(iii)	Non-derivative financial instruments

Fair value, which is determined for disclosure purposes or when fair value hedge accounting is applied, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

Fair values include the instrument’s credit risk and adjustments to take account of the credit risk of the HEINEKEN entity and counterparty when appropriate.

5.	Operating segments

HEINEKEN distinguishes the following six reportable segments:

•	Western Europe

•	Central and Eastern Europe

•	The Americas

•	Africa Middle East

•	Asia Pacific

•	Head Office and Other/eliminations.

The first five reportable segments as stated above are HEINEKEN’s business regions. These business regions are each managed separately by a Regional President. The Regional President is directly accountable for the functioning of the segment’s assets, liabilities and results of the region and reports regularly to the Executive Board (the chief operating decision-maker) to discuss operating activities, regional forecasts and regional results. The Head Office operating segment falls directly under the responsibility of the Executive Board. For each of the six reportable segments, the Executive Board reviews internal management reports on a monthly basis.

Information regarding the results of each reportable segment is included in the table on the next page. Performance is measured based on EBIT (beia), as included in the internal management reports that are reviewed by the Executive Board. EBIT (beia) is defined as earnings before interest and taxes and net finance expenses, before exceptional items and amortisation of acquisition-related intangibles. Exceptional items are defined as items of income and expense of such size, nature or incidence, that in the view of management their disclosure is relevant to explain the performance of HEINEKEN for the period. EBIT and EBIT (beia) are not financial measures calculated in accordance with IFRS. EBIT (beia) is used to measure performance as management believes that this measurement is the most relevant in evaluating the results of these segments.

HEINEKEN has multiple distribution models to deliver goods to end customers. There is no reliance on major clients. Deliveries to end consumers are done in some countries via own wholesalers or own pubs, in other markets directly and in some others via third parties. As such, distribution models are country-specific and diverse across HEINEKEN. In addition, these various distribution models are not centrally managed or monitored. Consequently, the Executive Board is not allocating resources and assessing the performance based on business type information and therefore no segment information is provided on business type.

Inter-segment pricing is determined on an arm’s length basis. As net finance expenses and income tax expenses are monitored on a consolidated level (and not on an individual regional basis) and regional presidents are not accountable for that, net finance expenses and income tax expenses are not provided for the operating segments.

5. Operating segments continued

Information about reportable segments

		Western Europe			Central and Eastern Europe			The Americas
In millions of EUR	Note	2014	2013	2012	2014	2013	2012	2014	2013	2012
Revenue
Third party revenue[1]		6,765	6,800	7,140	2,853	3,082	3,255	4,626	4,486	4,507
Interregional revenue		713	656	645	15	15	25	5	9	16
Total revenue		7,478	7,456	7,785	2,868	3,097	3,280	4,631	4,495	4,523

Other income	8	16	50	13	60	119	9	7	56	2
Results from operating activities		781	737	723	287	231	320	660	681	593
Net finance expenses	12
Share of profit of associates and joint ventures and impairments thereof	16	—	2	1	33	15	24	60	70	81
Income tax expense	13
Profit
Attributable to:
Equity holders of the Company (net profit)
Non-controlling interests

EBIT reconciliation
EBIT[2]		781	739	724	320	246	344	720	751	674
Eia[2]		71	115	224	(27)	60	12	121	39	86
EBIT (beia)[2]	27	852	854	948	293	306	356	841	790	760

Beer volumes (in million hectolitres)
Consolidated beer volume[2]		42,454	42,224	44,288	42,319	44,261	47,269	53,210	51,209	53,124
Attributable share of joint ventures and associates volume[2]		—	—	—	3,712	3,743	3,735	3,775	3,717	3,785
Group beer volume[2]		42,454	42,224	44,288	46,031	48,004	51,004	56,985	54,926	56,909

Current segment assets		2,467	2,036	2,007	892	982	1,082	1,668	1,236	1,193
Non-current segment assets		7,370	7,262	8,015	3,045	3,128	3,423	5,382	5,193	5,649
Investment in associates and joint ventures		25	43	22	276	194	196	792	823	835
Total segment assets		9,862	9,341	10,044	4,213	4,304	4,701	7,842	7,252	7,677
Unallocated assets
Total assets

Segment liabilities		4,291	3,571	4,121	1,275	1,242	1,347	1,195	1,027	1,072
Unallocated liabilities
Total equity
Total equity and liabilities

Purchase of P, P & E	14	345	264	260	201	191	197	291	261	250
Acquisition of goodwill	15	—	9	7	100	—	—	—	—	36
Purchases of intangible assets	15	8	24	26	5	6	12	13	12	14
Depreciation of P, P & E	14	(325)	(329)	(344)	(213)	(235)	(247)	(219)	(211)	(201)
(Impairment) and reversal of impairment of P, P & E	14	(2)	(7)	(36)	(1)	(9)	15	—	(1)	(17)
Amortisation intangible assets	15	(42)	(65)	(86)	(18)	(17)	(16)	(92)	(97)	(103)
(Impairment) and reversal of impairment of intangible assets	15	—	(17)	(7)	—	(99)	—	—	—	—

5. Operating segments continued

		Africa Middle East			Asia Pacific			Head Office & Other/ Eliminations			Consolidated
In millions of EUR	Note	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Revenue
Third party revenue[1]		2,643	2,554	2,639	2,087	2,036	527	283	245	315	19,257	19,203	18,383
Interregional revenue		—	—	—	1	1	—	(734)	(681)	(686)	—	—	—
Total revenue		2,643	2,554	2,639	2,088	2,037	527	(451)	(436)	(371)	19,257	19,203	18,383

Other income	8	10	1	—	—	—	1,486	—	—	—	93	226	1,510
Results from operating activities		606	606	616	407	376	1,546	39	(77)	(101)	2,780	2,554	3,697
Net finance expenses	12										(488)	(593)	(321)
Share of profit of associates and joint ventures and impairments thereof	16	28	37	1	29	26	109	(2)	(4)	(3)	148	146	213
Income tax expense	13										(732)	(520)	(515)
Profit											1,708	1,587	3,074
Attributable to:
Equity holders of the Company (net profit)											1,516	1,364	2,914
Non-controlling interests											192	223	160
											1,708	1,587	3,074

EBIT reconciliation
EBIT[2]		634	643	617	436	402	1,655	37	(81)	(104)	2,928	2,700	3,910
Eia[2]		49	2	38	146	163	(1,388)	(20)	12	36	340	391	(992)
EBIT (beia)[2]	27	683	645	655	582	565	267	17	(69)	(68)	3,268	3,091	2,918

Beer volumes (in million hectolitres)
Consolidated beer volume[2]		25,003	23,281	23,289	18,296	17,347	3,742	—	—	—	181,282	178,322	171,712
Attributable share of joint ventures and associates volume[2]		4,282	4,119	4,200	5,748	5,345	13,202	—	—	—	17,517	16,924	24,922
Group beer volume[2]		29,285	27,400	27,489	24,044	22,692	16,944	—	—	—	198,799	195,246	196,634

Current segment assets		1,162	939	959	752	757	913	(868)	(475)	(629)	6,073	5,475	5,525
Non-current segment assets		2,527	2,216	2,073	6,881	6,254	7,166	845	1,400	1,619	26,050	25,453	27,945
Investment in associates and joint ventures		253	238	281	621	476	534	66	109	82	2,033	1,883	1,950
Total segment assets		3,942	3,393	3,313	8,254	7,487	8,613	43	1,034	1,072	34,156	32,811	35,420
Unallocated assets											674	526	560
Total assets											34,830	33,337	35,980

Segment liabilities		972	853	760	600	449	513	421	319	238	8,754	7,461	8,051
Unallocated liabilities											12,624	13,520	15,124
Total equity											13,452	12,356	12,805
Total equity and liabilities											34,830	33,337	35,980

Purchase of P, P & E	14	425	461	395	243	142	20	14	50	48	1,519	1,369	1,170
Acquisition of goodwill	15	—	—	—	—	—	2,720	—	—	480	100	9	3,243
Purchases of intangible assets	15	2	2	2	1	5	—	28	28	24	57	77	78
Depreciation of P, P & E	14	(213)	(183)	(176)	(83)	(80)	(11)	(27)	(35)	(38)	(1,080)	(1,073)	(1,017)
(Impairment) and reversal of impairment of P, P & E	14	(3)	—	(8)	(2)	2	—	—	(1)	2	(8)	(16)	(44)
Amortisation intangible assets	15	(6)	(6)	(6)	(148)	(179)	(24)	(25)	(12)	(12)	(331)	(376)	(247)
(Impairment) and reversal of impairment of intangible assets	15	(18)	—	—	—	—	—	—	—	—	(18)	(116)	(7)

[1]	Includes other revenue of EUR377 million in 2014, EUR375 million in 2013 and EUR433 million in 2012.
[2]	For definition see ‘Glossary’. Note that these are non-GAAP measures and therefore unaudited.

6. Acquisitions and disposals of subsidiaries and non-controlling interests

Accounting for the acquisition of Zagorka

On 27 October 2014, HEINEKEN acquired a 98.86 per cent direct stake in Zagorka AD from Brewmasters Holdings. Prior to the transaction, HEINEKEN did not have control over the entity as it owned an indirect stake of 49.43 per cent through Brewmasters Holdings, of which HEINEKEN owns 50 per cent.

The Previously Held Equity Interest (PHEI) in the acquired business is accounted for at fair value as per the acquisition date. The fair value of the PHEI compared to HEINEKEN’s carrying amount results in a non-cash gain of EUR51 million, recognised in other income.

Non-controlling interests are measured based on the proportional interest in the recognised assets and liabilities of the acquired business. HEINEKEN recognised EUR0.4 million in respect of a 1.14 per cent non-controlling interest.

The following table summarises the major classes of assets acquired and liabilities assumed as of the acquisition date. Provisional goodwill is recognised in Bulgarian lev and has been allocated to the CEE region since that is the level at which the goodwill will be monitored. Goodwill includes synergies, namely related to cost synergies within sales and distribution, workforce and relationships with suppliers.

In millions of EUR[1]
Property, plant and equipment	39
Intangible assets	15
Inventories	4
Trade and other receivables	3
Assets acquired	61

Loans and borrowings, current	5
Bank overdraft	5
Deferred tax liabilities	2
Trade and other current liabilities	14
Liabilities assumed	26

Total net identifiable assets	35

In millions of EUR[1]
Consideration transferred[2]	77
Fair value of previously held equity interest in the acquiree	58
Non-controlling interests	—
Net identifiable assets acquired	(35)
Goodwill acquisition (provisional)	100

[1]	Amounts were converted to Euros at the rate of EUR/BGN1.96 for the statement of financial position.
[2]	This amount only reflects the consideration transferred for the stake not yet owned by HEINEKEN.

Acquisition-related costs of EUR0.1 million have been recognised in the income statement for the period ended 31 December 2014.

In accordance with IFRS 3R, the amounts recorded for the transaction are provisional and are subject to adjustments during the measurement period if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognised as of that date.

Acquisitions of non-controlling interests

In 2014, HEINEKEN acquired various stakes from minority interest holders. As a result, equity attributable to equity holders of HEINEKEN decreased by EUR181 million. This mainly relates to our Asia Pacific region.

Disposals

Disposal of 80 per cent of Brasserie Lorraine in Martinique

On 10 September 2014, HEINEKEN sold a majority stake of 80 per cent of Brasserie Lorraine to Antilles Glaces. HEINEKEN retains a 20 per cent shareholding in Brasserie Lorraine. A EUR1 million pre-tax book gain on the disposal was recorded in other income.

7. Assets and liabilities (or disposal groups) classified as held for sale

The assets and liabilities below are classified as held for sale following the commitment of HEINEKEN to a plan to sell these assets and liabilities and mainly relate to HEINEKEN’s packaging business EMPAQUE in Mexico. On 1 September 2014, HEINEKEN announced that a binding agreement was signed for the sale of EMPAQUE to Crown Holdings Inc. The transaction is expected to close in the first quarter of 2015. Empaque is included in reportable segment Head Office and Other/Eliminations in note 5. Efforts to sell the other assets and liabilities classified as held for sale have also commenced and are expected to be completed during 2015.

A forward exchange contract was entered into to hedge the expected US dollar proceeds to Euro. Upon rollover of the forward contract in December 2014, a EUR33 million settlement payment was made. This is presented on the line ‘Disposal of subsidiaries, net of cash disposed of’ in the consolidated statement of cash flows and included in the hedge reserve until the consideration is received.

Assets and liabilities classified as held for sale

In millions of EUR	2014	2013
Current assets	96	19
Property, plant and equipment	236	18
Intangible assets	332	—
Other non-current assets	24	—
Current liabilities	(103)	(10)
Non-current liabilities	(75)	(1)
	510	26

8. Other income

In millions of EUR	2014	2013	2012
Gain on sale of property, plant and equipment	41	87	22
Gain on sale of intangible assets	—	—	2
Gain on sale of subsidiaries, joint ventures and associates	52	139	1,486
	93	226	1,510

Included in other income is the gain of HEINEKEN’s PHEI in Zagorka, amounting to EUR51 million (refer to note 6). In 2013 HEINEKEN disposed various subsidiaries and associates (i.e. Oy Hartwall Ab, Efes Kazakhstan JSC FE, Jiangsu Dafuhao Breweries Co. Ltd, Pago International GmbH and Shanghai Asia Pacific Brewery Company) and realised a gain of EUR47 million as a result of share issuance in Compania Cervecerias Unidas S.A. Other income in 2012 comprises the fair value gain of HEINEKEN’s previously held equity interest in APB amounting to EUR1,486 million.

9. Raw materials, consumables and services

In millions of EUR	2014	2013	2012
Raw materials	1,782	1,868	1,892
Non-returnable packaging	2,551	2,502	2,376
Goods for resale	1,495	1,551	1,616
Inventory movements	(15)	2	(85)
Marketing and selling expenses	2,447	2,418	2,250
Transport expenses	1,050	1,031	1,029
Energy and water	548	564	562
Repair and maintenance	458	482	458
Other expenses	1,737	1,768	1,751
	12,053	12,186	11,849

Other expenses mainly include rentals of EUR291 million (2013: EUR282 million, 2012: EUR264 million), consultant expenses of EUR179 million (2013: EUR166 million, 2012: EUR191 million), telecom and office automation of EUR199 million (2013: EUR183 million, 2012: EUR179 million), distribution expenses of EUR122 million (2013: EUR128 million, 2012: EUR 128 million), travel expenses of EUR143 million (2013: EUR155 million, 2012: EUR155 million) and other taxes of EUR124 million (2013: EUR129 million, 2012: EUR124 million).

10. Personnel expenses

In millions of EUR	Note	2014	2013	2012
Wages and salaries		2,107	2,125	2,078
Compulsory social security contributions		337	346	352
Contributions to defined contribution plans		42	41	39
Expenses related to defined benefit plans	28	(31)	41	22
Expenses related to other long-term employee benefits		8	11	11
Equity-settled share-based payment plan	29	48	10	12
Other personnel expenses		569	534	517
		3,080	3,108	3,031

In other personnel expenses, restructuring costs are included for an amount of EUR101 million (2013: EUR80 million, 2012: EUR35 million). In 2014, these costs are primarily related to the restructuring of operations in Spain, the United Kingdom, Poland and Nigeria.

The average number of full-time equivalent (FTE) employees during the year was:

	2014	2013	2012
The Netherlands	3,897	4,054	4,053
Other Western Europe	13,137	13,924	14,410
Central and Eastern Europe	14,839	15,946	16,835
The Americas	22,610	23,951	25,035
Africa Middle East	12,975	14,062	14,604
Asia Pacific	8,678	8,996	1,254
	76,136	80,933	76,191

11. Amortisation, depreciation and impairments

In millions of EUR	Note	2014	2013	2012
Property, plant and equipment	14	1,088	1,089	1,061
Intangible assets	15	349	492	254
Impairment on available-for-sale assets		—	—	1
		1,437	1,581	1,316

12. Net finance income and expense

Recognised in profit or loss

In millions of EUR	2014	2013	2012
Interest income	48	47	62
Interest expenses	(457)	(579)	(551)
Dividend income from available-for-sale investments	10	15	25
Net gain/(loss) on disposal of available-for-sale investments	—	—	192
Net change in fair value of derivatives	173	16	(7)
Net foreign exchange gain/(loss)	(205)	(31)	15
Unwinding discount on provisions	(5)	(5)	(7)
Interest on the net defined benefit obligation	(49)	(56)	(51)
Other	(3)	—	1
Other net finance income/(expenses)	(79)	(61)	168

Net finance income/(expenses)	(488)	(593)	(321)

The net gain on disposal of available-for-sale-investments for the year ended 31 December 2012 mainly related to the sale of our minority shareholding in Cervecería Nacional Dominicana S.A. in the Dominican Republic and to the revaluation of HEINEKEN’s existing interest in the acquisition of Brasserie d’Haiti.

13. Income tax expense

Recognised in profit or loss

In millions of EUR	2014	2013	2012
Current tax expense
Current year	666	740	639
Under/(over) provided in prior years	(9)	13	(6)
	657	753	633
Deferred tax expense
Origination and reversal of temporary differences	21	(173)	(100)
Previously unrecognised deductible temporary differences	(5)	—	(28)
Changes in tax rate	10	(32)	4
Utilisation/(benefit) of tax losses recognised	32	(13)	(6)
Under/(over) provided in prior years	17	(15)	12
	75	(233)	(118)
Total income tax expense in profit or loss	732	520	515

Reconciliation of the effective tax rate

In millions of EUR	2014	2013	2012
Profit before income tax	2,440	2,107	3,589
Share of net profit of associates and joint ventures and impairments thereof	(148)	(146)	(213)
Profit before income tax excluding share of profit of associates and joint ventures (including impairments thereof)	2,292	1,961	3,376

13. Income tax expense continued

	%	2014	%	2013	%	2012
Income tax using the Company’s domestic tax rate	25.0	573	25.0	490	25.0	845
Effect of tax rates in foreign jurisdictions	3.8	87	4.1	79	1.9	63
Effect of non-deductible expenses	2.7	61	4.6	90	1.9	64
Effect of tax incentives and exempt income	(4.0)	(93)	(8.3)	(162)	(14.0)	(472)
Recognition of previously unrecognised temporary differences	(0.2)	(5)	—	—	(0.8)	(28)
Utilisation or recognition of previously unrecognised tax losses	(0.1)	(3)	(0.6)	(11)	(0.5)	(17)
Unrecognised current year tax losses	0.7	17	1.3	26	0.8	25
Effect of changes in tax rate	0.4	10	(1.6)	(32)	0.1	4
Withholding taxes	2.6	60	2.1	42	0.8	27
Under/(over) provided in prior years	0.3	8	(0.1)	(2)	0.2	6
Other reconciling items	0.7	17	—	—	(0.1)	(2)
	31.9	732	26.5	520	15.3	515

The reported tax rate 2014 includes two substantial one-off items. The write-off of a deferred tax asset (EUR105 million) following an agreement with tax authorities limiting its recoverability. In addition, non-recognised losses were offset against a non-current income tax liability, acquired as part of a prior acquisition, leading to a tax benefit (EUR85 million). The reported rate 2013 included a one-off tax item with a positive impact (EUR46 million) regarding the re-measurement of a deferred tax position following a tax rate change. In 2012, the tax exempt revaluation of HEINEKEN’s PHEI in APIPL/APB resulted in a lower reported effective tax rate.

Income tax recognised in other comprehensive income

In millions of EUR	Note	2014	2013	2012
Changes in fair value		3	10	(24)
Changes in hedging reserve		11	(2)	(18)
Changes in translation reserve		108	(43)	(22)
Changes as a result of actuarial gains and losses		96	(66)	113
Other		—	(1)	—
	24	218	(102)	49

14. Property, plant and equipment

In millions of EUR	Note	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total
Cost
Balance as at 1 January 2013		5,267	6,927	4,494	526	17,214
Changes in consolidation		(204)	(138)	(28)	12	(358)
Purchases		60	162	375	772	1,369
Transfer of completed projects under construction		77	288	202	(567)	—
Transfer (to)/from assets classified as held for sale		(24)	(25)	(5)	—	(54)
Disposals		(90)	(86)	(290)	—	(466)
Effect of hyperinflation		—	2	1	—	3
Effect of movements in exchange rates		(152)	(225)	(133)	(38)	(548)
Balance as at 31 December 2013		4,934	6,905	4,616	705	17,160

Balance as at 1 January 2014		4,934	6,905	4,616	705	17,160
Changes in consolidation		9	2	1	—	12
Purchases		83	279	471	686	1,519
Transfer of completed projects under construction		91	383	149	(623)	—
Transfer (to)/from assets classified as held for sale		(72)	(175)	7	(4)	(244)
Disposals		(93)	(90)	(234)	(1)	(418)
Effect of movements in exchange rates		37	1	41	30	109
Balance as at 31 December 2014		4,989	7,305	5,051	793	18,138

Depreciation and impairment losses
Balance as at 1 January 2013		(1,753)	(3,678)	(2,939)	—	(8,370)
Changes in consolidation		17	59	40	—	116
Depreciation charge for the year	11	(163)	(416)	(494)	—	(1,073)
Impairment losses	11	(3)	(15)	(5)	—	(23)
Reversal impairment losses	11	1	2	4	—	7
Transfer to/(from) assets classified as held for sale		7	16	3	—	26
Disposals		70	119	229	—	418
Effect of movements in exchange rates		35	86	72	—	193
Balance as at 31 December 2013		(1,789)	(3,827)	(3,090)	—	(8,706)

Balance as at 1 January 2014		(1,789)	(3,827)	(3,090)	—	(8,706)
Changes in consolidation		4	11	3	—	18
Depreciation charge for the year	11	(154)	(415)	(511)	—	(1,080)
Impairment losses	11	(5)	(3)	—	—	(8)
Transfer to/(from) assets classified as held for sale		2	42	(8)	—	36
Disposals		30	79	210	—	319
Effect of movements in exchange rates		6	14	(19)	—	1
Balance as at 31 December 2014		(1,906)	(4,099)	(3,415)	—	(9,420)

Carrying amount
As at 1 January 2013		3,514	3,249	1,555	526	8,844
As at 31 December 2013		3,145	3,078	1,526	705	8,454

As at 1 January 2014		3,145	3,078	1,526	705	8,454
As at 31 December 2014		3,083	3,206	1,636	793	8,718

14. Property, plant and equipment continued

Impairment losses

In 2014, a total impairment loss of EUR8 million (2013: EUR23 million, 2012: EUR65 million) was charged to profit or loss.

Financial lease assets

HEINEKEN leases P, P & E under a number of finance lease agreements. At 31 December 2014, the net carrying amount of leased P, P & E was EUR15 million (2013: EUR9 million). During the year, HEINEKEN acquired leased assets of EUR1 million (2013: EUR13 million).

Security to authorities

Certain P, P & E amounting to EUR91 million (2013: EUR122 million) has been pledged to the authorities in a number of countries as security for the payment of taxes, particularly import and excise duties on beers, non-alcoholic beverages and spirits. This mainly relates to the Netherlands and Brazil.

Property, plant and equipment under construction

P, P & E under construction mainly relates to expansion of the brewing capacity in various countries.

Capitalised borrowing costs

During 2014, borrowing costs amounting to EUR5 million have been capitalised (2013: EUR8 million).

15. Intangible assets

In millions of EUR	Note	Goodwill	Brands	Customer- related intangibles	Contract- based intangibles	Software, research and development and other	Total
Cost
Balance as at 1 January 2013		11,040	4,332	2,304	780	502	18,958
Changes in consolidation		(167)	(153)	(46)	(1)	(9)	(376)
Purchased/internally developed		—	—	—	(7)	84	77
Disposals		—	—	—	(4)	(38)	(42)
Transfers to assets held for sale		—	—	—	—	(1)	(1)
Effect of movements in exchange rates		(466)	(328)	(148)	(88)	(32)	(1,062)
Balance as at 31 December 2013		10,407	3,851	2,110	680	506	17,554

Balance as at 1 January 2014		10,407	3,851	2,110	680	506	17,554
Changes in consolidation and other transfers		98	15	17	30	(47)	113
Purchased/internally developed		—	—	1	—	56	57
Disposals		—	(2)	—	—	(2)	(4)
Transfers to assets held for sale		(259)	—	(85)	—	—	(344)
Effect of movements in exchange rates		557	208	131	63	1	960
Balance as at 31 December 2014		10,803	4,072	2,174	773	514	18,336

Amortisation and impairment losses
Balance as at 1 January 2013		(297)	(289)	(382)	(23)	(279)	(1,270)
Changes in consolidation		—	22	27	—	7	56
Amortisation charge for the year	11	—	(101)	(176)	(62)	(37)	(376)
Impairment losses	11	(94)	(5)	—	—	(17)	(116)
Disposals		—	—	—	4	30	34
Transfers to assets held for sale		—	—	—	—	1	1
Effect of movements in exchange rates		—	14	20	10	7	51
Balance as at 31 December 2013		(391)	(359)	(511)	(71)	(288)	(1,620)

Balance as at 1 January 2014		(391)	(359)	(511)	(71)	(288)	(1,620)
Changes in consolidation		—	—	—	—	1	1
Amortisation charge for the year	11	—	(98)	(147)	(43)	(43)	(331)
Impairment losses	11	(16)	(2)	—	—	—	(18)
Disposals		—	2	—	—	(1)	1
Transfers to assets held for sale		—	—	21	—	(1)	20
Effect of movements in exchange rates		—	(5)	(13)	(29)	(1)	(48)
Balance as at 31 December 2014		(407)	(462)	(650)	(143)	(333)	(1,995)

Carrying amount
As at 1 January 2013		10,743	4,043	1,922	757	223	17,688
As at 31 December 2013		10,016	3,492	1,599	609	218	15,934

As at 1 January 2014		10,016	3,492	1,599	609	218	15,934
As at 31 December 2014		10,396	3,610	1,524	630	181	16,341

15. Intangible assets continued

The carrying amount of our CGU in Tunisia has been reduced to its recoverable amount through recognition of a EUR16 million impairment loss against goodwill and EUR2 million against brands.

Brands, customer-related and contract-based intangibles

The main brands capitalised are the brands acquired in 2008: Scottish & Newcastle (Fosters and Strongbow), 2010: Cervecería Cuauhtémoc Moctezuma (Dos Equis, Tecate and Sol) and 2012: Asia Pacific Breweries (Tiger, Anchor and Bintang). The main customer-related and contract-based intangibles were acquired in 2010 and 2012 and relate to customer relationships with retailers in Mexico and Asia Pacific (constituted either by way of a contractual agreement or by way of non-contractual relations) and reacquired rights.

Impairment tests for cash-generating units containing goodwill

For the purpose of impairment testing, goodwill in respect of Western Europe, Central and Eastern Europe (excluding Russia), the Americas (excluding Brazil) and Asia Pacific is allocated and monitored on a regional basis. For other subsidiaries such as Brazil and subsidiaries within Africa Middle East and Head Office and other, goodwill is allocated and monitored on an individual country basis.

The carrying amounts of goodwill allocated to each (group of) CGU(s) are as follows:

In millions of EUR	2014	2013
Western Europe	3,377	3,246
Central and Eastern Europe (excluding Russia)	1,499	1,419
The Americas (excluding Brazil)	1,862	1,707
Brazil	83	82
Africa Middle East (aggregated)	491	482
Asia Pacific	2,604	2,364
Head Office and other (aggregated)	480	716
	10,396	10,016

Throughout the year, goodwill increased mainly due to the acquisition of Zagorka and net foreign currency differences, partly offset by the transfer of Empaque to assets held for sale and an impairment in Tunisia.

The recoverable amounts of the (group of) CGU(s) are based on value in use calculations. Value in use was determined by discounting the future cash flows generated from the continuing use of the unit using a pre-tax discount rate.

The key assumptions used for the value-in-use calculations are as follows:

•

Cash flows were projected based on actual operating results and the three-year business plan. Cash flows for a further seven-year period were extrapolated using expected annual per country volume growth rates, which are based on external sources. Management believes that this forecast period is justified due to the long-term nature of the beer business and past experiences.

•	The beer price growth per year after the first three-year period is assumed to be at specific per country expected annual long-term inflation, based on external sources.

•	Cash flows after the first 10-year period were extrapolated using a perpetual growth rate equal to the expected annual long-term inflation, in order to calculate the terminal recoverable amount.

•	A per CGU-specific pre-tax Weighted Average Cost of Capital (WACC) was applied in determining the recoverable amount of the units.

The values assigned to the key assumptions used for the value in use calculations are as follows:

15. Intangible assets continued

In per cent	Pre-tax WACC	Expected annual long-term inflation 2018-2024	Expected volume growth rates 2018-2024
Western Europe	9.3	1.8	0.1
Central and Eastern Europe (excluding Russia)	9.8	2.2	(0.1)
The Americas (excluding Brazil)	15.7	3.5	1.0
Brazil	13.5	4.4	2.1
Africa Middle East	13.8-23.1	3.6-9.1	3.6-7.4
Asia Pacific	16.1	4.7	3.6
Head Office and other	10.5	3.9	2.9

The high inflation on costs combined with pressure in pricing as a result of affordability issues resulted in a deterioration of the outlook of the beer and soft drinks businesses in Tunisia. Consequently, a goodwill impairment of EUR16 million before tax has been recognised in 2014. The recoverable amount is based on the value in use.

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

HEINEKEN holds a 75 per cent equity interest in Sedibeng Brewery Pty Ltd, but based on the contractual arrangements HEINEKEN has joint control. As a result, this investment is accounted for using the equity method.

Summarised financial information for equity accounted joint ventures and associates

The following table includes, in aggregate, the carrying amount and HEINEKEN’s share of profit and OCI of joint ventures and associates:

	Joint Ventures		Associates
In millions of EUR	2014	2013	2014	2013
Carrying amount of interests	1,964	1,814	69	69
Share of:
Profit or loss from continuing operations	135	130	13	16
Other comprehensive income	(7)	5	—	—
	128	135	13	16

17. Other investments and receivables

In millions of EUR	Note	2014	2013
Non-current other investments and receivables
Available-for-sale investments	32	253	247
Non-current derivatives	32	97	67
Loans to customers	32	68	65
Other loans receivable	32	82	50
Long-term prepayments		84	88
Indemnification receivable	32	9	113
Held-to-maturity investments	32	3	4
Other receivables	32	141	128
		737	762

Current other investments
Investments held for trading	32	13	11
		13	11

17. Other investments and receivables continued

Effective interest rates on loans to customers range from 6-12 per cent.

The decrease in indemnification receivable primarily relates to the settlement of certain indemnified tax liabilities, originating from the acquisition of the beer operations of FEMSA.

The other receivables mainly originate from the acquisition of the beer operations of FEMSA and represent a receivable on the Brazilian authorities on which interest is calculated in accordance with Brazilian legislation. Collection of this receivable is expected to be beyond a period of five years.

The main available-for-sale investments are S.A. Des Brasseries du Cameroun, Desnoes & Geddes Ltd and Sabeco Ltd. As far as these investments are listed, they are measured at their quoted market price. For others, multiples are used. Debt securities (which are interest-bearing) with a carrying amount of EUR14 million (2013: EUR14 million) are included in available-for-sale investments.

Sensitivity analysis – equity price risk

As at 31 December 2014, an amount of EUR99 million (2013: EUR120 million) of available-for-sale investments and investments held for trading is listed on stock exchanges. An increase or decrease of 1 per cent in the share price at the reporting date would not result in a material impact on HEINEKEN’s financial position.

18. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Net
In millions of EUR	2014	2013	2014	2013	2014	2013
Property, plant and equipment	80	119	(607)	(655)	(527)	(536)
Intangible assets	83	84	(1,340)	(1,318)	(1,257)	(1,234)
Investments	131	128	(8)	(9)	123	119
Inventories	20	19	(1)	—	19	19
Loans and borrowings	1	1	(10)	—	(9)	1
Employee benefits	366	317	(1)	(2)	365	315
Provisions	112	113	(20)	(12)	92	101
Other items	288	261	(113)	(202)	175	59
Tax losses carry forward	177	220	—	—	177	220
Tax assets/(liabilities)	1,258	1,262	(2,100)	(2,198)	(842)	(936)
Set-off of tax	(597)	(754)	597	754	—	—
Net tax assets/(liabilities)	661	508	(1,503)	(1,444)	(842)	(936)

Of the total net deferred tax assets of EUR661 million as at 31 December 2014 (2013: EUR508 million), EUR196 million (2013: EUR280 million) is recognised in respect of subsidiaries in various countries where there have been tax losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilise these deferred tax assets.

Tax losses carry forward

HEINEKEN has tax losses carry forward for an amount of EUR1,493 million as at 31 December 2014 (2013: EUR1,906 million), which expire in the following years:

18. Deferred tax assets and liabilities continued

In millions of EUR	2014	2013
2014	—	16
2015	30	33
2016	40	28
2017	14	29
2018	33	23
2019	51	—
After 2019 respectively 2018 but not unlimited	277	330
Unlimited	1,048	1,447
	1,493	1,906
Recognised as deferred tax assets gross	(786)	(978)
Unrecognised	707	928

The unrecognised losses relate to entities for which it is not probable that taxable profit will be available to offset these losses. The decrease in available tax losses, compared to 2013, includes an offset of non-recognised tax losses (EUR340 million) against a non-current income tax liability, acquired as part of a prior acquisition.

Movement in deferred tax balances during the year

In millions of EUR	Balance 1 January 2014	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2014
Property, plant and equipment	(536)	—	9	(22)	—	22	(527)
Intangible assets	(1,234)	(2)	(79)	40	—	18	(1,257)
Investments	119	—	1	1	—	2	123
Inventories	19	—	—	—	—	—	19
Loans and borrowings	1	—	(11)	(1)	—	2	(9)
Employee benefits	315	—	7	(36)	96	(17)	365
Provisions	101	—	2	(4)	—	(7)	92
Other items	59	—	98	(21)	14	25	175
Tax losses carry forward	220	(2)	(5)	(32)	—	(4)	177
Net tax assets/(liabilities)	(936)	(4)	22	(75)	110	41	(842)

In millions of EUR	Balance 1 January 2013	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2013
Property, plant and equipment	(620)	19	29	30	3	3	(536)
Intangible assets	(1,535)	43	127	129	—	2	(1,234)
Investments	122	—	(6)	1	2	—	119
Inventories	13	2	—	4	—	—	19
Loans and borrowings	2	—	—	—	—	(1)	1
Employee benefits	383	—	(6)	(6)	(70)	14	315
Provisions	108	(5)	(1)	(1)	—	—	101
Other items	47	(9)	(44)	79	6	(20)	59
Tax losses carry forward	238	—	(10)	(3)	—	(5)	220
Net tax assets/(liabilities)	(1,242)	50	89	233	(59)	(7)	(936)

19. Inventories

In millions of EUR	2014	2013
Raw materials	297	271
Work in progress	181	176
Finished products	398	388
Goods for resale	240	218
Non-returnable packaging	166	171
Other inventories and spare parts	352	288
	1,634	1,512

During 2014 and 2013, no write-down of inventories to net realisable value was made.

20. Trade and other receivables

In millions of EUR	Note	2014	2013
Trade receivables		2,017	1,804
Other receivables		580	556
Trade receivables due from associates and joint ventures		24	22
Derivatives		122	45
	32	2,743	2,427

A net impairment loss of EUR19 million (2013: EUR34 million) in respect of trade and other receivables was included in expenses for raw materials, consumables and services.

21. Cash and cash equivalents

In millions of EUR	Note	2014	2013
Cash and cash equivalents	32	668	1,290
Bank overdrafts	25	(595)	(178)
Cash and cash equivalents in the statement of cash flows		73	1,112

22. Capital and reserves

Share capital

As at 31 December 2014, the issued share capital comprised 576,002,613 ordinary shares (2013: 576,002,613). The ordinary shares have a par value of EUR1.60. All issued shares are fully paid. The share capital as at 31 December 2014 amounted to EUR922 million (2013: EUR922 million).

The Company’s authorised capital amounts to EUR2,500 million, consisting of 1,562,500,000 shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. In respect of the Company’s shares that are held by HEINEKEN (see next page), rights are suspended.

Share premium

As at 31 December 2014, the share premium amounted to EUR2,701 million (2013: EUR2,701 million).

Translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of foreign operations of HEINEKEN (excluding amounts attributable to non-controlling interests) as well as value changes of the hedging instruments in the net investment hedges. HEINEKEN considers this a legal reserve.

22. Capital and reserves continued

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

Other legal reserves

These reserves relate to the share of profit of joint ventures and associates over the distribution of which HEINEKEN does not have control. The movement in these reserves reflects retained earnings of joint ventures and associates minus dividends received. In case of a legal or other restriction which means that retained earnings of subsidiaries cannot be freely distributed, a legal reserve is recognised for the restricted part.

Reserve for own shares

The reserve for the Company’s own shares comprises the cost of the Company’s shares held by HEINEKEN. As at 31 December 2014, HEINEKEN held 1,395,435 of the Company’s shares (2013: 1,010,213).

LTV

During the period from 1 January to 31 December 2014, HEINEKEN acquired 550,000 shares for delivery against LTV and other share-based payment plans.

Dividends

The following dividends were declared and paid by HEINEKEN:

In millions of EUR	2014	2013
Final dividend previous year EUR0.53, respectively EUR0.56 per qualifying ordinary share	305	323
Interim dividend current year EUR0.36, respectively EUR0.36 per qualifying ordinary share	207	207
Total dividend declared and paid	512	530

HEINEKEN has widened the pay-out ratio for its annual dividend from 30-35 per cent to 30-40 per cent of net profit (beia). For 2014, a payment of a total cash dividend of EUR1.10 per share (2013: EUR0.89) will be proposed at the AGM. If approved, a final dividend of EUR0.74 per share will be paid on 6 May 2015, as an interim dividend of EUR0.36 per share was paid on 2 September 2014. The payment will be subject to 15 per cent Dutch withholding tax.

After the balance sheet date, the Executive Board proposed the following dividends. The dividends, taking into account the interim dividends declared and paid, have not been provided for.

In millions of EUR	2014	2013
Per qualifying ordinary share EUR1.10 (2013: EUR0.89)	632	512

Non-controlling interests

The non-controlling interests (NCI) relate to minority stakes held by third parties in HEINEKEN consolidated subsidiaries. The total non-controlling interest as at 31 December 2014 amounted to EUR1,043 million (2013: EUR954 million). Refer to note 36 for the disclosure of material NCIs.

23. Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the period ended 31 December 2014 is based on the profit attributable to ordinary shareholders of the Company (net profit) of EUR1,516 million (2013: EUR1,364 million, 2012: EUR2,914 million) and a weighted average number of ordinary shares – basic outstanding during the year ended 31 December 2014 of 574,945,645 (2013: 575,062,357, 2012: 575,022,338). Basic earnings per share for the year amounted to EUR2.64 (2013: EUR2.37, 2012: EUR5.07).

23. Earnings per share continued

Diluted earnings per share

The calculation of diluted earnings per share for the period ended 31 December 2014 is based on the profit attributable to ordinary shareholders of the Company (net profit) of EUR1,516 million (2013: EUR1,364 million, 2012: EUR2,914 million) and a weighted average number of ordinary shares – basic outstanding after adjustment for the effects of all dilutive potential ordinary shares of 576,002,613 (2013: 576,002,613, 2012: 576,002,613). Diluted earnings per share for the year amounted to EUR2.63 (2013: EUR2.37, 2012: EUR5.06).

Weighted average number of shares – basic and diluted

	2014	2013	2012
Number of shares 1 January	576,002,613	576,002,613	576,002,613
Effect of own shares held	(1,056,968)	(940,256)	(980,275)
Weighted average number of basic shares for the year	574,945,645	575,062,357	575,022,338
Effect of own shares held	1,056,968	940,256	980,275
Weighted average number of diluted shares for the year	576,002,613	576,002,613	576,002,613

24. Income tax on other comprehensive income

In millions of EUR	2014			2013			2012
	Amount before tax	Tax	Amount net of tax	Amount before tax	Tax	Amount net of tax	Amount before tax	Tax	Amount net of tax
Other comprehensive income
Actuarial gains and losses	(440)	96	(344)	263	(66)	197	(517)	113	(404)
Currency translation differences	590	107	697	(1,244)	(38)	(1,282)	59	(20)	39
Recycling of currency translation differences to profit or loss	—	—	—	1	—	1	—	—	—
Effective portion of net investment hedges	(6)	1	(5)	18	(5)	13	8	(2)	6
Effective portion of changes in fair value of cash flow hedges	(108)	9	(99)	17	(1)	16	16	(2)	14
Effective portion of cash flow hedges transferred to profit or loss	(5)	2	(3)	(3)	(1)	(4)	57	(16)	41
Net change in fair value available-for-sale investments	(4)	3	(1)	(63)	10	(53)	203	(68)	135
Net change in fair value available-for-sale investments transferred to profit or loss	—	—	—	—	—	—	(192)	44	(148)
Share of other comprehensive income of associates/joint ventures	(7)	—	(7)	6	(1)	5	(1)	—	(1)
Total other comprehensive income	20	218	238	(1,005)	(102)	(1,107)	(367)	49	(318)

25. Loans and borrowings

This note provides information about the contractual terms of HEINEKEN’s interest-bearing loans and borrowings. For more information about HEINEKEN’s exposure to interest rate risk and foreign currency risk, see note 32.

Non-current liabilities

In millions of EUR	Note	2014	2013
Unsecured bond issues		7,802	8,083
Unsecured bank loans		481	422
Secured bank loans		45	16
Finance lease liabilities	26	10	5
Other non-current interest-bearing liabilities		1,153	1,271
Non-current interest-bearing liabilities		9,491	9,797
Non-current derivatives		8	47
Non-current non-interest-bearing liabilities		—	9
Non-current liabilities		9,499	9,853

25. Loans and borrowings continued

Current interest-bearing liabilities

In millions of EUR	Note	2014	2013
Current portion of unsecured bonds issued		967	904
Current portion of unsecured bank loans		3	261
Current portion of secured bank loans		11	12
Current portion of finance lease liabilities	26	5	4
Current portion of other non-current interest-bearing liabilities		121	471
Total current portion of non-current interest-bearing liabilities		1,107	1,652
Deposits from third parties (mainly employee loans)		564	543
		1,671	2,195
Bank overdrafts	21	595	178
Current interest-bearing liabilities		2,266	2,373

Net interest-bearing debt position

In millions of EUR	Note	2014	2013
Non-current interest-bearing liabilities		9,491	9,797
Current portion of non-current interest-bearing liabilities		1,107	1,652
Deposits from third parties (mainly employee loans)		564	543
		11,162	11,992
Bank overdrafts	21	595	178
		11,757	12,170
Cash, cash equivalents and current other investments	17/21	(681)	(1,302)
Net interest-bearing debt position		11,076	10,868

Non-current liabilities

In millions of EUR	Unsecured bond issues	Unsecured bank loans	Secured bank loans	Finance lease liabilities	Other non-current interest-bearing liabilities	Non-current derivatives	Non-current non-interest- bearing liabilities	Total
Balance as at 1 January 2014	8,083	422	16	5	1,271	47	9	9,853
Consolidation changes	—	—	—	—	(6)	—	—	(6)
Effect of movements in exchange rates	12	9	2	—	5	2	1	31
Transfers to current liabilities	(916)	(4)	(8)	(3)	(353)	(2)	(3)	(1,289)
Charge to/(from) equity in relation to derivatives	31	—	—	—	117	(1)	—	147
Proceeds	355	521	33	1	110	—	—	1,020
Repayments	(137)	(476)	—	—	3	—	(3)	(613)
Other	374	9	2	7	6	(38)	(4)	356
Balance as at 31 December 2014	7,802	481	45	10	1,153	8	—	9,499

25. Loans and borrowings continued

Terms and debt repayment schedule

Terms and conditions of outstanding non-current and current loans and borrowings were as follows:

In millions of EUR	Category	Currency	Nominal interest rate %	Repayment	Carrying amount 2014	Face value 2014	Carrying amount 2013	Face value 2013
Unsecured bond	issue under EMTN programme	EUR	7.1	2014	—	—	906	906
Unsecured bond	issue under EMTN programme	GBP	7.3	2015	508	508	479	480
Unsecured bond	issue under EMTN programme	SGD	2.7	2015	47	47	41	43
Unsecured bond	issue under EMTN programme	EUR	4.6	2016	399	400	399	400
Unsecured bond	issue under EMTN programme	SGD	2.3	2017	61	62	57	57
Unsecured bond	issue under EMTN programme	EUR	1.3	2018	99	100	99	100
Unsecured bond	issue under EMTN programme	SGD	2.2	2018	59	59	54	55
Unsecured bond	issue under EMTN programme	EUR	0.7	2018	—	—	60	60
Unsecured bond	issue under EMTN programme	USD	1.1	2019	164	165	—	—
Unsecured bond	issue under EMTN programme	EUR	2.5	2019	844	850	843	850
Unsecured bond	issue under EMTN programme	EUR	2.1	2020	996	1,000	995	1,000
Unsecured bond	issue under EMTN programme	EUR	2.0	2021	497	500	496	500
Unsecured bond	issue under EMTN programme	EUR	3.5	2024	497	500	496	500
Unsecured bond	issue under EMTN programme	EUR	2.9	2025	741	750	741	750
Unsecured bond	issue under EMTN programme	EUR	3.5	2029	199	200	—	—
Unsecured bond	issue under EMTN programme	EUR	3.3	2033	179	180	179	180
Unsecured bond	issue under EMTN programme	EUR	2.6	2033	91	100	90	100
Unsecured bond	issue under EMTN programme	EUR	3.5	2043	75	75	75	75
Unsecured bond	issue under APB MTN programme	SGD	3.0-4.0	2014-2020	24	24	75	75
Unsecured bond	issue under 144A/RegS	USD	0.8	2015	411	412	361	363
Unsecured bond	issue under 144A/RegS	USD	1.4	2017	1,026	1,030	901	906
Unsecured bond	issue under 144A/RegS	USD	3.4	2022	614	618	539	543
Unsecured bond	issue under 144A/RegS	USD	2.8	2023	819	824	720	725
Unsecured bond	issue under 144A/RegS	USD	4.0	2042	402	412	353	363
Unsecured bond issues	n.a.	various	various	various	17	17	28	28
Unsecured bank loans	bank facilities	PLN	3.2	2014	—	—	46	46
Unsecured bank loans	bank facilities	EUR	5.1	2016	207	207	207	207
Unsecured bank loans	bank facilities	NGN	13.0	2013-2016	121	121	110	110
Unsecured bank loans	German Schuldschein notes	EUR	1.0-6.0	2014	—	—	202	206
Unsecured bank loans	German Schuldschein notes	EUR	1.0-6.2	2016	110	111	111	111
Unsecured bank loans	bank facilities	PGK	4.7	2019	35	35	—	—
Unsecured bank loans	bank facilities	BIF	10.0-15.0	2017	10	10	—	—
Unsecured bank loans	various	various	various	various	1	1	7	7
Secured bank loans	bank facilities	GBP	1.8	2016	8	8	9	9
Secured bank loans	bank facilities	HTG	8.5	2019	16	16	—	—
Secured bank loans	bank facilities	ETB	10	2021	20	20	—	—
Secured bank loans	various	various	various	various	12	12	19	19
Other interest-bearing liabilities	2002 S&N US private placement	USD	5.6	2014	—	—	452	435
Other interest-bearing liabilities	2005 S&N US private placement	USD	5.4	2015	—	—	229	218
Other interest-bearing liabilities	2008 US private placement	USD	5.9	2015	43	43	38	38
Other interest-bearing liabilities	2011 US private placement	USD	2.8	2017	74	74	65	65
Other interest-bearing liabilities	2008 US private placement	GBP	7.3	2016	32	32	30	30
Other interest-bearing liabilities	2008 US private placement	GBP	7.2	2018	41	41	38	38
Other interest-bearing liabilities	2010 US private placement	USD	4.6	2018	597	597	526	526
Other interest-bearing liabilities	2008 US private placement	USD	6.3	2018	321	321	282	282
Other interest-bearing liabilities	facilities from JV’s	EUR	various	various	150	150	61	61
Other interest-bearing liabilities	various	various	various	various	16	16	21	21
Deposits from third parties	n.a.	various	various	various	564	564	543	543
Finance lease liabilities	n.a.	various	various	various	15	15	9	9
					11,162	11,227	11,992	12,040

25. Loans and borrowings continued

Financing headroom1

As at 31 December 2014, no amounts were drawn on the existing revolving credit facility of EUR2,500 million. This revolving credit facility was extended and amended in May 2014 and now matures in 2019. The committed financing headroom at Group level was EUR2,169 million as at 31 December 2014 and consisted of undrawn revolving credit facility and centrally available cash, minus centrally managed overdraft balances.

Incurrence covenant1

HEINEKEN has an incurrence covenant in some of its financing facilities. This incurrence covenant is calculated by dividing net debt by EBITDA (beia) (both based on proportional consolidation of joint ventures and including acquisitions made in 2014 on a pro-forma basis). As at 31 December 2014 this ratio was 2.4 (2013: 2.5, 2012: 2.8). If the ratio would be beyond a level of 3.5, the incurrence covenant would prevent us from conducting further significant debt financed acquisitions.

[1]	Non-GAAP measures: unaudited

26. Finance lease liabilities

Finance lease liabilities are payable as follows:

	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
In millions of EUR	2014	2014	2014	2013	2013	2013
Less than one year	5	—	5	4	—	4
Between one and five years	8	—	8	5	—	5
More than five years	2	—	2	—	—	—
	15	—	15	9	—	9

27. Non-GAAP measures

In the internal management reports, HEINEKEN measures its performance primarily based on EBIT and EBIT beia (before exceptional items and amortisation of acquisition-related intangible assets). Both are non-GAAP measures not calculated in accordance with IFRS. Exceptional items are defined as items of income and expense of such size, nature or incidence, that in the view of management their disclosure is relevant to explain the performance of HEINEKEN for the period. Beia adjustments are also applied on operating profit and net profit metrics.

The table below presents the relationship between IFRS measures, being results from operating activities and net profit, and HEINEKEN non-GAAP measures, being EBIT, EBIT (beia), consolidated operating profit (beia), Group operating profit (beia) and net profit (beia).

In millions of EUR	2014[1]	2013[1]	2012[1]
Results from operating activities	2,780	2,554	3,697
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	148	146	213
EBIT	2,928	2,700	3,910
Exceptional items and amortisation of acquisition-related intangible assets included in EBIT	340	391	(992)
EBIT (beia)	3,268	3,091	2,918
Share of profit of associates and joint ventures and impairments thereof (beia) (net of income tax)	(139)	(150)	(252)
Consolidated operating profit (beia)	3,129	2,941	2,666
Attributable share of operating profit from joint ventures and associates and impairments thereof	230	251	440
Group operating profit (beia)	3,359	3,192	3,106
Profit attributable to equity holders of the Company (net profit)	1,516	1,364	2,914
Exceptional items and amortisation of acquisition-related intangible assets included in EBIT	340	391	(992)
Exceptional items included in finance costs	(1)	(11)	(206)
Exceptional items included in income tax expense	(52)	(151)	(55)
Exceptional items included in non-controlling interest	(45)	(8)	—
Net profit (beia)	1,758	1,585	1,661

[1]	Unaudited

27. Non-GAAP measures continued

The 2014 exceptional items included in EBIT contain the amortisation of acquisition-related intangibles for EUR291 million (2013: EUR329 million, 2012: EUR198 million), restructuring expenses of EUR111 million (2013: EUR99 million, 2012: EUR97 million ), the settlement of indemnified tax liabilities of EUR39 million and the impairment of intangible assets and P, P & E in Tunisia for EUR21 million. These items are partly offset by past service benefit in the Netherlands due to a change in pension legislation of EUR88 million and the gain on revaluation of our PHEI in Zagorka of EUR51 million.

The exceptional items in income tax expense include the tax impact on amortisation of acquisition-related intangible assets of EUR72 million (2013: EUR84 million, 2012: EUR53 million) and the tax impact on other exceptional items included in EBIT and finance costs of EUR6 million (2013: EUR21 million, 2012: EUR2 million). These items are partly offset by exceptional income tax items with a negative impact amounting to EUR26 million (2013: EUR46 million positive impact, 2012: nil), including the write-off of deferred tax assets of EUR111 million and the release of a non-current income tax liability of EUR85 million.

EBIT and EBIT (beia) are not financial measures calculated in accordance with IFRS. The presentation of these financial measures may not be comparable to similarly titled measures reported by other companies due to differences in the ways the measures are calculated.

28. Employee benefits

In millions of EUR	2014	2013
Present value of unfunded defined benefit obligations	358	306
Present value of funded defined benefit obligations	8,551	7,368
Total present value of defined benefit obligations	8,909	7,674
Fair value of defined benefit plan assets	(7,547)	(6,553)
Present value of net obligations	1,362	1,121
Asset ceiling items	2	2
Recognised liability for defined benefit obligations	1,364	1,123
Other long-term employee benefits	79	79
	1,443	1,202

HEINEKEN makes contributions to defined benefit plans that provide pension benefits for employees upon retirement in a number of countries. The defined benefit plans in the Netherlands and the UK combined cover 88.6 per cent of the total defined benefit plan assets (2013: 87.5 per cent), 83.0 per cent of the present value of the defined benefit obligations (2013: 82.5 per cent) and 52.1 per cent of the present value of net obligations (2013: 53.0 per cent) as at 31 December 2014.

HEINEKEN provides employees in the Netherlands with an average pay pension plan, whereby indexation of accrued benefits is conditional on the funded status of the pension fund. HEINEKEN pays contributions to the fund up to a maximum level agreed with the Board of the pension fund and has no obligation to make additional contributions in case of a funding deficit. In 2014, HEINEKEN’s cash contribution to the Dutch pension plan was at the maximum level. The same level is expected to be paid in 2015.

HEINEKEN’s UK plan (Scottish & Newcastle pension plan) was closed to future accrual in 2010 and the liabilities thus relate to past service before plan closure. Based on the triennial review finalised in early 2013, HEINEKEN has agreed a 10-year funding plan including base Company contributions of GBP21 million per year, with a further Company contribution of between GBP15 million and GBP40 million per year, contingent on the funding level of the pension fund. As at 31 December 2014, the IAS 19 present value of the net obligations of the Scottish & Newcastle pension plan represents a GBP377 million (EUR484 million) deficit. No additional liability has to be recognised as the net present value of the minimum funding requirement does not exceed the net obligation.

Other countries where HEINEKEN offers a defined benefit plan to (former) employees are: Austria (closed in 2007 to new entrants), Belgium, Greece (closed in 2014 to new entrants), Ireland (closed in 2012 to all future accrual), Mexico (plan changed to hybrid defined contribution for majority of employees in 2014), Nigeria (closed to new entrants in 2007), Portugal, Spain (closed to management in 2010) and Switzerland.

28. Employee benefits continued

The vast majority of benefit payments are from pension funds that are held in trusts (or equivalent); however, there is a small portion where HEINEKEN meets the benefit payment obligation as it falls due. Plan assets held in trusts are governed by Trustee Boards composed of HEINEKEN representatives and independent and/or member representation, in accordance with local regulations and practice in each country. The relationship and division of responsibility between HEINEKEN and the Trustee Board (or equivalent) including investment decisions and contribution schedules are carried out in accordance with the plan’s regulations.

In other countries, the pension plans are defined contribution plans and/or similar arrangements for employees.

Other long-term employee benefits mainly relate to long-term bonus plans, termination benefits, medical plans and jubilee benefits.

28. Employee benefits continued

Movement in net defined benefit obligation

The movement in the defined benefit obligation over the year is as follows:

		Present value of defined benefit obligations		Fair value of defined benefit plan assets		Present value of net obligations
In millions of EUR	Note	2014	2013	2014	2013	2014	2013
Balance as at 1 January		7,674	7,844	(6,553)	(6,401)	1,121	1,443
Included in profit or loss
Current service cost		75	80	—	—	75	80
Past service cost/(credit)		(103)	(42)	—	—	(103)	(42)
Administration expense		—	—	4	3	4	3
Effect of any settlement		(7)	—	—	—	(7)	—
Expense recognised in personnel expenses	10	(35)	38	4	3	(31)	41
Interest expense/(income)	12	326	288	(277)	(232)	49	56
		291	326	(273)	(229)	18	97
Included in OCI
Remeasurement loss/(gain):
Actuarial loss/(gain) arising from
Demographic assumptions		12	16	—	—	12	16
Financial assumptions		1,185	(167)	—	—	1,185	(167)
Experience adjustments		(112)	(6)	—	—	(112)	(6)
Return on plan assets excluding interest income		—	—	(645)	(106)	(645)	(106)
Effect of movements in exchange rates		257	(100)	(225)	76	32	(24)
		1,342	(257)	(870)	(30)	472	(287)
Other
Changes in consolidation and reclassification		(86)	48	32	5	(54)	53
Contributions paid:
By the employer		—	—	(195)	(185)	(195)	(185)
By the plan participants		26	26	(26)	(26)	—	—
Benefits paid		(338)	(313)	338	313	—	—
		(398)	(239)	149	107	(249)	(132)
Balance as at 31 December		8,909	7,674	(7,547)	(6,553)	1,362	1,121

The defined benefit plan in the Netherlands was amended to reflect changes in legal requirements. From 1 January 2015, the annual accrual rate was reduced to the legal maximum rate of 1.875 per cent and a salary cap was introduced. As a result, the defined benefit obligation in the Dutch plan decreased by EUR88 million. A corresponding past service credit was recognised in profit or loss during 2014.

Defined benefit plan assets

	2014			2013
In millions of EUR	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Equity instruments:
Europe	764	—	764	711	—	711
Northern America	712	—	712	582	—	582
Japan	204	—	204	197	—	197
Asia other	234	—	234	177	—	177
Other	242	1	243	252	—	252
	2,156	1	2,157	1,919	—	1,919
Debt instruments:
Corporate bonds – investment grade	2,857			2,150
Corporate bonds – non-investment grade	186			39
	3,043	35	3,078	2,189	20	2,209
Derivatives	132	(4)	128	423	2	425
Properties and real estate	278	212	490	233	214	447
Cash and cash equivalents	178	16	194	107	12	119
Investment funds	916	309	1,225	979	228	1,207
Other plan assets	210	65	275	184	43	227
	1,714	598	2,312	1,926	499	2,425
Balance as at 31 December	6,913	634	7,547	6,034	519	6,553

28. Employee benefits continued

The HEINEKEN pension funds monitor the mix of debt and equity securities in their investment portfolios based on market expectations. Material investments within the portfolio are managed on an individual basis. Through its defined benefit pension plans, HEINEKEN is exposed to a number of risks, the most significant which are detailed below:

Asset volatility

The plan liabilities are calculated using a discount rate set with reference to corporate bond yields. If plan assets underperform this yield, this will create a deficit. Both the Netherlands and the UK plans hold a significant proportion of equities, which are expected to outperform corporate bonds in the long term, while providing volatility and risk in the short term.

In the Netherlands, an Asset-Liability Matching (ALM) study is performed at least on a triennial basis. The ALM study is the basis for the strategic investment policies and the (long-term) strategic investment mix. This resulted in a strategic asset mix comprising 35 per cent equity securities, 40 per cent bonds, 10 per cent property and real estate and 15 per cent other investments. The objective is to hedge currency risk on the US dollar, Japanese yen and British pound for 50 per cent in the strategic investment mix.

In the UK, an Asset-Liability Matching study is performed at least on a triennial basis. The ALM study is the basis for the strategic investment policies and the (long-term) strategic investment mix. This resulted in a strategic asset mix comprising 29 per cent equity securities (including synthetic exposure from derivatives), 35 per cent bonds (including synthetic exposure from derivatives), 5 per cent property and real estate and 31 per cent other investments. The objective is to hedge currency risk on developed non-GBP equity market exposures for 70 per cent, with US dollar currency risk on other investments hedged 100 per cent in the strategic investment mix.

Interest rate risk

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

In the Netherlands, interest rate risk is partly managed through fixed income investments. These investments match the liabilities for 20.1 per cent (2013: 23.4 per cent). In the UK, interest rate risk is partly managed through the use of a mixture of fixed income investments and interest rate swap instruments. These investments and instruments match the liabilities for 24.7 per cent (2013: 29.2 per cent).

Inflation risk

Some of the pension obligations are linked to inflation. Higher inflation will lead to higher liabilities, although in most cases caps on the level of inflationary increases are in place to protect the plan against extreme inflation. The majority of the plan assets are either unaffected by or loosely correlated with inflation, meaning that an increase in inflation will increase the deficit.

HEINEKEN provides employees in the Netherlands with an average pay pension plan, whereby indexation of accrued benefits is conditional on the funded status of the pension fund. In the UK, inflation sensitivity is based on capped Consumer Price Inflation for deferred members and capped Retail Price Inflation for pensions in payment.

Life expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities. This is particularly significant in the UK plan, where inflation-linked increases result in higher sensitivity to changes in life expectancy.

Principal actuarial assumptions as at the balance sheet date

Based on the significance of the Dutch and UK pension plans compared with the other plans, the table below only includes the major actuarial assumptions for those two plans as at 31 December:

	The Netherlands		UK*
In per cent	2014	2013	2014	2013
Discount rate as at 31 December	1.8	3.6	3.6	4.6
Future salary increases	2.0	2.0	—	—
Future pension increases	0.3	1.4	2.9	3.2

*	The UK plan closed for future accrual leading to certain assumptions being equal to zero.

28. Employee benefits continued

For the other defined benefit plans the following actuarial assumptions apply at 31 December:

	Other Western, Central and Eastern Europe		The Americas		Africa Middle East
In per cent	2014	2013	2014	2013	2014	2013
Discount rate as at 31 December	1.0-1.9	2.4-3.6	7.3	7.6	15	14.0
Future salary increases	1.0-3.5	1.0-3.5	4.5	3.9	8.4	9.2
Future pension increases	0.2-1.8	1.0-1.8	3.5	2.9	3.2	2.0
Medical cost trend rate	3.5-4.5	3.4-4.5	5.1	5.1	6.8	7.5

Assumptions regarding future mortality rates are based on published statistics and mortality tables. For the Netherlands, the rates are obtained from the ‘AG-Prognosetafel 2014’, fully generational. Correction factors from Towers Watson are applied on these. For the UK, the rates are obtained from the Continuous Mortality Investigation 2011 projection model.

The weighted average duration of the defined benefit obligation at the end of the reporting period is 18 years.

HEINEKEN expects the 2015 contributions to be paid for the defined benefit plans to be in line with 2014.

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	31 December 2014		31 December 2013
In per cent	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Discount rate (0.5% movement)	(721)	825	(560)	636
Future salary growth (0.25% movement)	45	(44)	14	(22)
Future pension growth (0.25% movement)	301	(265)	236	(225)
Medical cost trend rate (0.5% movement)	5	(5)	4	(3)
Life expectancy (1 year)	285	(287)	231	(236)

Although the analysis does not take account of the full distribution of cash flows expected under the plan, it does provide an approximation of the sensitivity of the assumptions shown.

29. Share-based payments – Long-Term Variable Award

HEINEKEN has a performance-based share plan (Long-Term Variable award (LTV)) for the Executive Board and senior management. Under this LTV plan, share rights are conditionally awarded to incumbents on an annual basis. The vesting of these rights is subject to the performance of Heineken N.V. on specific internal performance conditions and continued service over a three-year period.

The performance conditions for LTV 2012-2014, LTV 2013-2015 and LTV 2014-2016 are the same for the Executive Board and senior management and comprise solely of internal financial measures, being Organic Revenue Growth (Organic Gross Profit beia growth up to LTV 2013-2015), Organic EBIT beia growth, Earnings Per Share (EPS) beia growth and Free Operating Cash Flow. The performance targets are also the same for the Executive Board and senior management, although for LTV 2012-2014 and LTV 2013-2015 the performance targets for the Executive Board have been set at a higher target level as a result of the recalibration that took place in 2013.

At target performance, 100 per cent of the awarded share rights vests. At threshold performance, 50 per cent of the awarded share rights vests. At maximum performance, 200 per cent of the awarded share rights vests for the Executive Board as well as senior managers in the US, Mexico, Brazil and Singapore, and 175 per cent vests for all other senior managers.

The performance period for the aforementioned plans are:

LTV	Performance period start	Performance period end
2012-2014	1 January 2012	31 December 2014
2013-2015	1 January 2013	31 December 2015
2014-2016	1 January 2014	31 December 2016

29. Share-based payments – Long-Term Variable Award continued

The vesting date for the Executive Board is shortly after the publication of the annual results of 2014, 2015 and 2016 respectively and for senior management on 1 April 2015, 2016 and 2017 respectively.

As HEINEKEN will withhold the tax related to vesting on behalf of the individual employees, the number of Heineken N.V. shares to be received will be a net number. The LTV performance shares are not dividend-bearing during the performance period. The fair value has been adjusted for expected dividends by applying a discount based on our dividend policy and historical dividend payouts, during the vesting period.

The terms and conditions of the share rights granted are as follows:

Grant date/employees entitled	Number*	Based on share price
Share rights granted to Executive Board in 2012	66,746	35.77
Share rights granted to senior management in 2012	703,382	35.77
Share rights granted to Executive Board in 2013	50,278	50.47
Share rights granted to senior management in 2013	560,863	50.47
Share rights granted to Executive Board in 2014	51,702	49.08
Share rights granted to senior management in 2014	597,744	49.08

*	The number of shares is based on at target payout performance (100 per cent).

Under the LTV 2011-2013, a total of 24,403 (gross) shares vested for the Executive Board and 191,827 (gross) shares vested for senior management.

Based on the performance conditions, it is expected that approximately 916,724 shares of the LTV 2012-2014 will vest in 2015 for senior management and the Executive Board.

The number, as corrected for the expected performance for the various awards, and weighted average share price per share under the LTV of senior management and Executive Board are as follows:

	Weighted average share price 2014	Number of share rights 2014	Weighted average share price 2013	Number of share rights 2013
Outstanding as at 1 January	42.41	1,257,106	35.42	1,357,826
Granted during the year	49.08	649,446	50.47	611,141
Forfeited during the year	44.80	(112,593)	40.52	(120,014)
Vested during the year	36.69	(216,229)	33.27	(331,768)
Performance adjustment	—	823,688	—	(260,079)
Outstanding as at 31 December	44.42	2,401,418	42.41	1,257,106

Under the extraordinary share plans for senior management, 17,800 shares were granted and 46,996 (gross) shares vested. These extraordinary grants only have a service condition and vest between one and five years. The expenses relating to these additional grants are recognised in profit or loss during the vesting period. Expenses recognised in 2014 are EUR1.2 million (2013: EUR1.1 million, 2012: EUR1.1 million).

Matching shares, extraordinary shares and retention share awards are granted to the Executive Board and are disclosed in note 35.

29. Share-based payments – Long-Term Variable Award continued

Personnel expenses

In millions of EUR	Note	2014	2013	2012
Share rights granted in 2010		—	—	5
Share rights granted in 2011		—	(3)	2
Share rights granted in 2012		20	5	5
Share rights granted in 2013		17	8	—
Share rights granted in 2014		11	—	—
Total expense recognised in personnel expenses	10	48	10	12

30. Provisions

In millions of EUR	Note	Restructuring	Onerous contracts	Other	Total
Balance as at 1 January 2014		164	32	342	538
Changes in consolidation	6	—	—	(2)	(2)
Provisions made during the year		92	34	87	213
Provisions used during the year		(91)	(13)	(16)	(120)
Provisions reversed during the year		(7)	(1)	(79)	(87)
Effect of movements in exchange rates		2	2	9	13
Unwinding of discounts		2	—	6	8
Balance as at 31 December 2014		162	54	347	563

Non-current		79	41	278	398
Current		83	13	69	165

Restructuring

The provision for restructuring of EUR162 million mainly relates to restructuring programmes in the UK, Spain and the Netherlands.

Other provisions

Included are, among others, surety and guarantees provided of EUR26 million (2013: EUR25 million) and claims and litigation of EUR182 million (2013: EUR168 million).

Greece

The Company’s subsidiary Athenian Brewery S.A. has been subject to an investigation and subsequent legal procedure initiated by the Hellenic Competition Commission in relation to a possible abuse of dominance situation in the Greek beer market. Athenian Brewery S.A. denies it is involved in such violation. The outcome of this case cannot be reliably predicted at this moment.

31. Trade and other payables

In millions of EUR	Note	2014	2013
Trade payables		2,339	2,140
Accruals and deferred income		1,211	1,047
Taxation and social security contributions		802	804
Returnable packaging deposits		580	507
Interest		132	188
Derivatives		104	149
Dividends		45	36
Other payables		320	260
	32	5,533	5,131

32. Financial risk management and financial instruments

Overview

HEINEKEN has exposure to the following risks from its use of financial instruments, as they arise in the normal course of HEINEKEN’s business:

•	Credit risk

•	Liquidity risk

•	Market risk

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

Credit risk

Credit risk is the risk of financial loss to HEINEKEN if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and it arises principally from HEINEKEN’s receivables from customers and investment securities.

Following the economic crisis, HEINEKEN placed particular focus on strengthening credit management and a Global Credit Policy was implemented. All local operations are required to comply with the principles contained within the Global Credit Policy and develop local credit management procedures accordingly. We annually review compliance with these procedures and continuous focus is placed on ensuring that adequate controls are in place to mitigate any identified risks in respect of both customer and supplier risk.

As at the balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial instrument, including derivative financial instruments, in the consolidated statement of financial position.

Loans to customers

HEINEKEN’s exposure to credit risk is mainly influenced by the individual characteristics of each customer. HEINEKEN’s held-to-maturity investments include loans to customers, issued based on a loan contract. Loans to customers are ideally secured by, among others, rights on property or intangible assets, such as the right to take possession of the premises of the customer. Interest rates calculated by HEINEKEN are at least based on the risk-free rate plus a margin, which takes into account the risk profile of the customer and value of security given.

32. Financial risk management and financial instruments continued

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

In a few countries, the issuance of new loans is outsourced to third parties. In most cases, HEINEKEN issues guarantees to the third party for the risk of default by the customer.

Trade and other receivables

HEINEKEN’s local management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. Under the credit policies, all customers requiring credit over a certain amount are reviewed and new customers are analysed individually for creditworthiness before HEINEKEN’s standard payment and delivery terms and conditions are offered. HEINEKEN’s review includes external ratings, where available, and in some cases bank references. Purchase limits are established for each customer and these limits are reviewed regularly. As a result of the deteriorating economic circumstances since 2008, certain purchase limits have been redefined. Customers that fail to meet HEINEKEN’s benchmark creditworthiness may transact with HEINEKEN only on a prepayment basis.

In monitoring customer credit risk, customers are, on a country basis, grouped according to their credit characteristics, including whether they are an individual or legal entity, which type of distribution channel they represent, geographic location, industry, ageing profile, maturity and existence of previous financial difficulties. Customers that are graded as high risk are placed on a restricted customer list, and future sales are made on a prepayment basis only with approval of management.

HEINEKEN has multiple distribution models to deliver goods to end customers. Deliveries are done in some countries via own wholesalers, in other markets directly and in some others via third parties. As such distribution models are country-specific and diverse across HEINEKEN, the results and the balance sheet items cannot be split between types of customers on a consolidated basis. The various distribution models are also not centrally managed or monitored.

HEINEKEN establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments. The components of this allowance are a specific loss component and a collective loss component.

Advances to customers

Advances to customers relate to an upfront cash discount to customers. The advances are amortised over the term of the contract as a reduction of revenue.

In monitoring customer credit risk, refer to the paragraph above relating to trade and other receivables.

Investments

HEINEKEN limits its exposure to credit risk by only investing available cash balances in liquid securities and only with counterparties that have strong credit ratings. HEINEKEN actively monitors these credit ratings.

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

32. Financial risk management and financial instruments continued

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

In millions of EUR	Note	2014	2013
Trade and other receivables, excluding current derivatives	20	2,621	2,382
Cash and cash equivalents	21	668	1,290
Current derivatives	20	122	45
Investments held for trading	17	13	11
Available-for-sale investments	17	253	247
Non-current derivatives	17	97	67
Loans to customers	17	68	65
Other loans receivable	17	82	50
Indemnification receivable	17	9	113
Held-to-maturity investments	17	3	4
Other non-current receivables	17	141	128
		4,077	4,402

The maximum exposure to credit risk for trade and other receivables (excluding current derivatives) at the reporting date by geographic region was:

In millions of EUR	2014	2013
Western Europe	1,000	956
Central and Eastern Europe	497	466
The Americas	470	428
Africa Middle East	293	237
Asia Pacific	223	178
Head Office/eliminations	138	117
	2,621	2,382

Impairment losses

The ageing of trade and other receivables (excluding current derivatives) at the reporting date was:

In millions of EUR	Gross 2014	Impairment 2014	Gross 2013	Impairment 2013
Not past due	2,296	(76)	2,016	(83)
Past due 0 – 30 days	185	(9)	281	(15)
Past due 31 – 120 days	197	(36)	191	(33)
More than 120 days	347	(283)	312	(287)
	3,025	(404)	2,800	(418)

32. Financial risk management and financial instruments continued

The movement in the allowance for impairment in respect of trade and other receivables (excluding current derivatives) during the year was as follows:

In millions of EUR	2014	2013
Balance as at 1 January	418	461
Changes in consolidation	2	(3)
Impairment loss recognised	85	66
Allowance used	(38)	(66)
Allowance released	(66)	(32)
Effect of movements in exchange rates	3	(8)
Balance as at 31 December	404	418

The movement in the allowance for impairment in respect of loans during the year was as follows:

In millions of EUR	2014	2013
Balance as at 1 January	150	158
Changes in consolidation	—	3
Impairment loss recognised	10	—
Allowance used	(21)	5
Allowance released	(6)	(14)
Effect of movements in exchange rates	2	(2)
Balance as at 31 December	135	150

Impairment losses recognised for trade and other receivables (excluding current derivatives) and loans to customers are part of the other non-cash items in the consolidated statement of cash flows.

The income statement impact of EUR4 million (2013: EUR14 million) in respect of loans to customers and EUR19 million (2013: EUR34 million) in respect of trade and other receivables (excluding current derivatives) were included in expenses for raw materials, consumables and services.

The allowance accounts in respect of trade and other receivables and held-to-maturity investments are used to record impairment losses, unless HEINEKEN is satisfied that no recovery of the amount owing is possible; at that point, the amount considered irrecoverable is written off against the financial asset.

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

HEINEKEN has a clear focus on ensuring sufficient access to capital markets to finance long-term growth and to refinance maturing debt obligations. Financing strategies are under continuous evaluation. In addition, HEINEKEN seeks to align the maturity profile of its long-term debts with its forecasted cash flow generation. Strong cost and cash management and controls over investment proposals are in place to ensure effective and efficient allocation of financial resources.

32. Financial risk management and financial instruments continued

Contractual maturities

The following are the contractual maturities of non-derivative financial liabilities and derivative financial assets and liabilities, including interest payments:

						2014
In millions of EUR	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Financial liabilities
Interest-bearing liabilities	(11,757)	(14,202)	(2,831)	(876)	(4,269)	(6,226)
Trade and other payables, excluding interest, dividends and derivatives	(5,252)	(5,252)	(5,252)	—	—	—
Derivative financial assets and (liabilities)
Interest rate swaps used for hedge accounting (net)	163	238	96	12	130	—
Forward exchange contracts used for hedge accounting, (net)	(64)	(66)	(60)	(6)	—	—
Commodity derivatives used for hedge accounting (net)	(11)	(10)	(7)	(3)	—	—
Derivatives not used for hedge accounting (net)	19	19	19	(3)	3	—
	(16,902)	(19,273)	(8,035)	(876)	(4,136)	(6,226)

						2013
In millions of EUR	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Financial liabilities
Interest-bearing liabilities	(12,170)	(16,212)	(4,340)	(1,477)	(3,691)	(6,704)
Non-interest-bearing liabilities	(9)	(9)	(2)	(2)	(2)	(3)
Trade and other payables, excluding interest, dividends and derivatives	(4,752)	(4,752)	(4,752)	—	—	—
Derivative financial assets and (liabilities)
Interest rate swaps used for hedge accounting (net)	(86)	(32)	(84)	40	12	—
Forward exchange contracts used for hedge accounting (net)	35	36	34	2	—	—
Commodity derivatives used for hedge accounting (net)	(26)	(26)	(24)	(2)	—	—
Derivatives not used for hedge accounting (net)	(7)	(7)	(7)	—	—	—
	(17,015)	(21,002)	(9,175)	(1,439)	(3,681)	(6,707)

The total carrying amount and contractual cash flows of derivatives are included in trade and other receivables (refer to note 20), other investments (refer to note 17), trade and other payables (refer to note 31) and non-current non-interest-bearing liabilities (refer to note 25).

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates, commodity prices and equity prices, will adversely affect HEINEKEN’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

HEINEKEN uses derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. Generally, HEINEKEN seeks to apply hedge accounting or make use of natural hedges in order to minimise the effects of foreign currency fluctuations in profit or loss.

32. Financial risk management and financial instruments continued

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

Foreign currency risk

HEINEKEN is exposed to foreign currency risk on (future) sales, (future) purchases, borrowings and dividends that are denominated in a currency other than the respective functional currencies of HEINEKEN entities. The main currencies that give rise to this risk are the US dollar, Euro and British pound.

In managing foreign currency risk, HEINEKEN aims to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in foreign exchange rates would have an impact on profit.

HEINEKEN hedges up to 90 per cent of its mainly intra-HEINEKEN US dollar cash flows on the basis of rolling cash flow forecasts in respect to forecast sales and purchases. Cash flows in other foreign currencies are also hedged on the basis of rolling cash flow forecasts. HEINEKEN mainly uses forward exchange contracts to hedge its foreign currency risk. The majority of the forward exchange contracts have maturities of less than one year after the balance sheet date.

HEINEKEN has a clear policy on hedging transactional exchange risks, which postpones the impact on financial results. Translation exchange risks are hedged to a limited extent, as the underlying currency positions are generally considered to be long term in nature. The result of the net investment hedging is recognised in the translation reserve, as can be seen in the consolidated statement of comprehensive income.

It is HEINEKEN’s policy to provide intra-HEINEKEN financing in the functional currency of subsidiaries where possible to prevent foreign currency exposure on a subsidiary level. The resulting exposure at Group level is hedged by means of forward exchange contracts. Intra-HEINEKEN financing in foreign currencies is mainly in British pounds, US dollars, Swiss francs and Polish zloty. In some cases, HEINEKEN elects to treat intra-HEINEKEN financing with a permanent character as equity and does not hedge the foreign currency exposure.

The principal amounts of HEINEKEN’s US dollar, British pound, Nigerian naira, Singapore dollar bank loans and bond issues are used to hedge local operations, which generate cash flows that have the same respective functional currencies or have functional currencies that are closely correlated. Corresponding interest on these borrowings is also denominated in currencies that match the cash flows generated by the underlying operations of HEINEKEN. This provides an economic hedge without derivatives being entered into.

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

			2014			2013
In millions	EUR	GBP	USD	EUR	GBP	USD
Financial assets
Trade and other receivables	14	12	44	15	—	37
Cash and cash equivalents	98	1	93	90	—	158
Intragroup assets	14	464	4,727	12	461	4,556
Financial liabilities
Interest bearing liabilities	(17)	(878)	(5,464)	(12)	(855)	(6,183)
Non-interest-bearing liabilities	(1)	—	(1)	(13)	—	(3)
Trade and other payables	(135)	(9)	(93)	(105)	(1)	(124)
Intragroup liabilities	(728)	1	(706)	(414)	(3)	(282)
Gross balance sheet exposure	(755)	(409)	(1,400)	(427)	(398)	(1,841)
Estimated forecast sales next year	186	—	1,373	167	—	1,408
Estimated forecast purchases next year	(1,739)	(2)	(1,562)	(1,559)	(10)	(1,533)
Gross exposure	(2,308)	(411)	(1,589)	(1,819)	(408)	(1,966)
Net notional amount forward exchange contracts	99	396	950	(373)	397	1,533
Net exposure	(2,209)	(15)	(639)	(2,192)	(11)	(433)
Sensitivity analysis
Equity	(35)	(1)	(31)	9	—	15
Profit or loss	(6)	(1)	(2)	(1)	—	(6)

32. Financial risk management and financial instruments continued

Included in the US dollar amounts are intra-HEINEKEN cash flows.

Sensitivity analysis

A 10 per cent strengthening of the British pound and US dollar against the Euro or, in case of the Euro, a strengthening of the Euro against all other currencies as at 31 December would have affected the value of financial assets and liabilities recorded on the balance sheet and would have therefore decreased (increased) equity and profit by the amounts shown above. This analysis assumes that all other variables, in particular interest rates, remain constant.

A 10 per cent weakening of the British pound and US dollar against the Euro or, in case of the Euro, a weakening of the Euro against all other currencies as at 31 December would have had the equal but opposite effect on the basis that all other variables remain constant.

Interest rate risk

In managing interest rate risk, HEINEKEN aims to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in interest rates would have an impact on profit.

HEINEKEN opts for a mix of fixed and variable interest rates in its financing operations, combined with the use of interest rate instruments. Currently, HEINEKEN’s interest rate position is more weighted towards fixed than floating. Interest rate instruments that can be used are interest rate swaps, forward rate agreements, caps and floors.

Swap maturity follows the maturity of the related loans and borrowings which have swap rates for the fixed leg ranging from 3.8 to 7.3 per cent (2013: from 3.6 to 7.3 per cent).

Interest rate risk – profile

At the reporting date, the interest rate profile of HEINEKEN’s interest-bearing financial instruments was as follows:

In millions of EUR	2014	2013
Fixed rate instruments
Financial assets	99	96
Financial liabilities	(10,225)	(11,017)
Net interest rate swaps	56	471
	(10,070)	(10,450)

Variable rate instruments
Financial assets	917	1,488
Financial liabilities	(1,532)	(1,153)
Net interest rate swaps	(56)	(471)
	(671)	(136)

32. Financial risk management and financial instruments continued

Fair value sensitivity analysis for fixed rate instruments

HEINEKEN applies fair value and cash flow hedge accounting on certain fixed rate financial liabilities and designates derivatives (interest rate swaps) as hedging instruments. The fixed rate financial liabilities that were accounted for at fair value through profit and loss and the designated interest rate swaps were repaid/settled in 2014. The termination of these fair value hedges did not have a material impact on profit and loss.

A change of 100 basis points in interest rates would have increased (decreased) equity by EUR nil million (2013: EUR 5 million).

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates constantly applied during the reporting period would have increased (decreased) equity and profit or loss by the amounts shown below (after tax). This analysis assumes that all other variables, in particular foreign currency rates, remain constant and excludes any possible change in fair value of derivatives at period-end because of a change in interest rates. The analysis is performed on the same basis as for 2013.

	Profit or loss		Equity
In millions of EUR	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2014
Variable rate instruments	(5)	5	(5)	5
Net interest rate swaps	—	—	—	—
Cash flow sensitivity (net)	(5)	5	(5)	5

31 December 2013
Variable rate instruments	3	(3)	3	(3)
Net interest rate swaps	(4)	4	(4)	4
Cash flow sensitivity (net)	(1)	1	(1)	1

Commodity price risk

Commodity price risk is the risk that changes in commodity prices will affect HEINEKEN’s income. The objective of commodity price risk management is to manage and control commodity risk exposures within acceptable parameters, while optimising the return on risk. The main commodity exposure relates to the purchase of cans, glass bottles, malt and utilities. Commodity price risk is in principle addressed by negotiating fixed prices in supplier contracts with various contract durations. So far, commodity hedging with financial counterparties by HEINEKEN has been limited to aluminium hedging and to a limited extent gas and grains hedging, which are done in accordance with risk policies. HEINEKEN does not enter into commodity contracts other than to meet HEINEKEN’s expected usage and sale requirements. As at 31 December 2014, the market value of commodity swaps was EUR10 million negative (2013: EUR26 million negative).

Sensitivity analysis for aluminium hedges

The table below shows an estimated impact of 10 per cent change in the market price of aluminium.

		Equity
In millions of EUR	10 per cent increase	10 per cent decrease
31 December 2014
Aluminium hedges	34	(34)

Cash flow hedges

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur:

32. Financial risk management and financial instruments continued

						2014
In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate swaps:
Assets	166	1,701	605	82	1,014	—
Liabilities	(3)	(1,463)	(509)	(70)	(884)	—
Forward exchange contracts:
Assets	24	1,541	1,394	147	—	—
Liabilities	(88)	(1,607)	(1,454)	(153)	—	—
Commodity derivatives:
Assets	5	9	6	2	1	—
Liabilities	(15)	(19)	(13)	(5)	(1)	—
	89	162	29	3	130	—

The periods in which the cash flows associated with forward exchange contracts that are cash flow hedges are expected to impact profit or loss is on average two months earlier than the occurrence of the cash flows as in the above table.

						2013
In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate swaps:
Assets	63	1,607	79	561	967	—
Liabilities	(45)	(1,543)	(79)	(509)	(955)	—
Forward exchange contracts:
Assets	39	643	530	113	—	—
Liabilities	(4)	(607)	(496)	(111)	—	—
Commodity derivatives:
Assets	—	—	—	—	—	—
Liabilities	(26)	(26)	(24)	(2)	—	—
	27	74	10	52	12	—

Net investment hedges

HEINEKEN hedges its investments in certain subsidiaries by entering local currency denominated borrowings, which mitigate the foreign currency translation risk arising from the subsidiaries net assets. These borrowings are designated as a net investment hedge. The fair value of these borrowings at 31 December 2014 was EUR520 million (2013: EUR273 million), and no ineffectiveness was recognised in profit and loss in 2014 (2013: nil).

Capital management

There were no major changes in HEINEKEN’s approach to capital management during the year. The Executive Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and acquisitions. Capital is herein defined as equity attributable to equity holders of the Company (total equity minus non-controlling interests).

HEINEKEN is not subject to externally imposed capital requirements other than the legal reserves explained in note 22. Shares are purchased to meet the requirements of the share-based payment awards, as further explained in note 29.

Fair values

The fair values of financial assets and liabilities that differ from the carrying amounts shown in the statement of financial position are as follows:

32. Financial risk management and financial instruments continued

In millions of EUR	Carrying amount 2014	Fair value 2014	Carrying amount 2013	Fair value 2013
Bank loans	(540)	(540)	(711)	(711)
Unsecured bond issues	(8,769)	(9,296)	(8,987)	(8,951)
Finance lease liabilities	(15)	(15)	(9)	(9)
Other interest-bearing liabilities	(1,275)	(1,275)	(1,742)	(1,742)

Basis for determining fair values

The significant methods and assumptions used in estimating the fair values of financial instruments reflected in the table above are discussed in note 4.

Fair value hierarchy

The tables below present the financial instruments accounted for at fair value and amortised cost by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2)

•	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3)

31 December 2014	Level 1	Level 2	Level 3
Available-for-sale investments	99	86	68
Non-current derivative assets	—	97	—
Current derivative assets	—	122	—
Investments held for trading	13	—	—
	112	305	68
Non-current derivative liabilities	—	(8)	—
Loans and borrowings	(9,296)	(1,829)	—
Current derivative liabilities	—	(104)	—
	(9,296)	(1,941)	—

31 December 2013	Level 1	Level 2	Level 3
Available-for-sale investments	120	68	59
Non-current derivative assets	—	67	—
Current derivative assets	—	45	—
Investments held for trading	11	—	—
	131	180	59
Non-current derivative liabilities	—	(47)	—
Loans and borrowings	(8,951)	(2,461)	—
Current derivative liabilities	—	(149)	—
	(8,951)	(2,657)	—

32. Financial risk management and financial instruments continued

There were no transfers between level 1 and level 2 of the fair value hierarchy during the period ended 31 December 2014.

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

Level 3

Details of the determination of level 3 fair value measurements as at 31 December 2014 are set out below:

In millions of EUR	2014	2013
Available-for-sale investments based on level 3
Balance as at 1 January	59	134
Fair value adjustments recognised in other comprehensive income	10	16
Disposals	(1)	(1)
Transfers	—	(90)
Balance as at 31 December	68	59

The fair values for the level 3 available-for-sale investments are based on the financial performance of the investments and the market multiples of comparable equity securities.

33. Off-balance sheet commitments

In millions of EUR	Total 2014	Less than 1 year	1-5 years	More than 5 years	Total 2013
Lease & operational lease commitments	993	155	319	519	701
Property, plant and equipment ordered	158	154	4	—	160
Raw materials purchase contracts	3,400	1,396	1,766	238	4,526
Other off-balance sheet obligations	2,008	530	913	565	2,279
Off-balance sheet obligations	6,559	2,235	3,002	1,322	7,666

Undrawn committed bank facilities	2,871	5	2,866	—	2,397

HEINEKEN leases buildings, cars and equipment in the ordinary course of business.

Raw material contracts include long-term purchase contracts with suppliers in which prices are fixed or will be agreed based upon predefined price formulas. These contracts mainly relate to malt, bottles and cans.

During the year ended 31 December 2014, EUR291 million (2013: EUR282 million, 2012:EUR265 million) was recognised as an expense in profit or loss in respect of operating leases and rent.

Other off-balance sheet obligations mainly include distribution, rental, service and sponsorship contracts.

Committed bank facilities are credit facilities on which a commitment fee is paid as compensation for the bank’s requirement to reserve capital. The bank is legally obliged to provide the facility under the terms and conditions of the agreement.

34. Contingencies

Brazil

As part of the acquisition of the beer operations of FEMSA in 2010, HEINEKEN inherited existing legal proceedings with labour unions, tax authorities and other parties of its, now wholly-owned, subsidiaries Cervejarias Kaiser Brasil and Cervejarias Kaiser Nordeste (jointly, Heineken Brasil). The proceedings have arisen in the ordinary course of business and are common to the current economic and legal environment of Brazil. The proceedings have partly been provided for (refer to note 30). The contingent amount being claimed against Heineken Brasil resulting from such proceedings as at 31 December 2014 is EUR620 million. Such contingencies were classified by legal counsel as less than probable of being settled against Heineken Brasil, but more than remote. However, HEINEKEN believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations. HEINEKEN does not expect any significant liability to arise from these contingencies. A significant part of the aforementioned contingencies (EUR355 million) is tax-related and qualifies for indemnification by FEMSA (refer to note 17).

As is customary in Brazil, Heineken Brasil has been requested by the tax authorities to collateralise tax contingencies currently in litigation amounting to EUR399 million by either pledging fixed assets or entering into available lines of credit which cover such contingencies.

Guarantees

In millions of EUR	Total 2014	Less than 1 year	1-5 years	More than 5 years	Total 2013
Guarantees to banks for loans (to third parties)	354	152	190	12	280
Other guarantees	592	222	291	79	423
Guarantees	946	374	481	91	703

Guarantees to banks for loans relate to loans to customers, which are given to external parties in the ordinary course of business of HEINEKEN. HEINEKEN provides guarantees to the banks to cover the risk related to these loans.

35. Related parties

Identification of related parties

HEINEKEN’s parent company is Heineken Holding N.V. HEINEKEN’s ultimate controlling party is Mrs. de Carvalho-Heineken. Our shareholder structure is set out in the section ‘Shareholder Information’.

In addition, HEINEKEN has related party relationships with its associates and joint ventures (refer to note 16), HEINEKEN pension funds (refer to note 28), Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA), employees (refer to note 25) and with its key management personnel (the Executive Board and the Supervisory Board).

Key management remuneration

In millions of EUR	2014	2013	2012
Executive Board	15.4	10.0	6.8
Supervisory Board	1.0	1.0	1.0
Total	16.4	11.0	7.8

Executive Board

The remuneration of the members of the Executive Board comprises a fixed component and a variable component. The variable component is made up of a Short-Term Variable pay (STV) and a Long-Term Variable award (LTV). The STV is based on financial and operational measures (75 per cent) and on individual leadership measures (25 per cent) as set by the Supervisory Board. It is partly paid out in shares that are blocked for a period of five calendar years. After the five calendar years, HEINEKEN will match the blocked shares 1:1 which we refer to as the matching share entitlement. For the LTV award refer to note 29.

As at 31 December 2014, Mr. Jean-François van Boxmeer held 117,889 Company shares and Mr. René Hooft Graafland held 58,975 (2013: Mr. Jean-François van Boxmeer 97,829 and Mr. René Hooft Graafland 49,962 shares). Mr. René Hooft Graafland held 3,052 ordinary shares of Heineken Holding N.V. as at 31 December 2014 (2013: 3,052 ordinary shares).

35. Related parties continued

	2014
In thousands of EUR	J.F.M.L. van Boxmeer	D.R. Hooft Graafland	Total
Fixed salary	1,150	650	1,800
Short-Term Variable pay	2,769	1,118	3,887
Matching share entitlement	640	517	1,157
Long-Term Variable award	2,972	1,690	4,662
APB bonus and retention	750	—	750
Pension contributions	709	387	1,096
Termination benefit[1]	—	2,000	2,000
Total[1]	8,990	6,362	15,352

	2013
In thousands of EUR	J.F.M.L. van Boxmeer	D.R. Hooft Graafland	Total
Fixed salary	1,150	650	1,800
Short-Term Variable pay	1,127	455	1,582
Matching share entitlement	564	228	792
Long-Term Variable award	475	227	702
APB bonus and retention	3,039	1,300	4,339
Pension contributions	470	277	747
Termination benefit	—	—	—
Total[1]	6,825	3,137	9,962

	2012
In thousands of EUR	J.F.M.L. van Boxmeer	D.R. Hooft Graafland	Total
Fixed salary	1,050	650	1,700
Short-Term Variable Pay	1,361	602	1,963
Matching share entitlement	681	301	982
Long-Term Variable award	912	477	1,389
APB bonus and retention	—	—	—
Pension contributions	496	318	814
Termination benefit	—	—	—
Total[1]	4,500	2,348	6,848

[1]

In 2013 and 2012, the Dutch Government applied an additional tax levy of 16 per cent over 2013 (2012: 16 per cent) taxable income above EUR150,000. This tax levy related to remuneration over 2013 for the Executive Board is EUR1.5 million (2012: EUR0.8 million). In 2014, an estimated tax penalty of EUR1.5 million by the Dutch tax authorities was recognised in relation to the termination agreement of Mr. René Hooft Graafland. Both taxes are an expense to the employer and therefore not included in the tables above

The matching share entitlements for each year are based on the performance in that year. The CEO and CFO have chosen to invest 25 and 50 per cent, respectively, of their STV for 2014 into Heineken N.V. shares (investment shares); in 2013 and 2012 both the CEO and CFO invested 50 per cent. The corresponding matching shares vest immediately and as such a fair value of EUR1.2 million was recognised in the 2014 income statement (2013: EUR0.8 million, 2012: EUR1.0 million). The matching share entitlements are not dividend-bearing during the five calendar year holding period of the investment shares. The fair value has been adjusted for expected dividends by applying a discount based on our dividend policy and historical dividend payouts, during the vesting period.

In 2013, the CEO and CFO were rewarded with an extraordinary share award of EUR2.52 million for the CEO (45,893 shares gross) and EUR1.3 million for the CFO (23,675 shares gross) for the successful acquisition of Asia Pacific Breweries Limited. The awarded Heineken N.V. shares vested immediately and remain blocked for a period of five years from the grant date. Furthermore, the Supervisory Board granted a retention share award to the CEO in 2013, to the value of EUR1.5 million (27,317 share entitlements gross). Two years after the grant date the share award will vest and be converted into Heineken N.V. shares. A three-year holding restriction then applies to these shares. In 2014, an expense of EUR750,000 (2013: EUR500,000) is recognised for the retention award.

Resignation of Mr. René Hooft Graafland as a member of the Executive Board and CFO in 2015

Mr. René Hooft Graafland will resign from the Executive Board as from 24 April 2015 and his employment contract ends 1 May 2015. A severance payment of EUR2 million will be made upon resignation and is recognised in the 2014 income statement. This resignation is considered a retirement under the LTV plan rules, which implies that unvested LTV awards as of 1 May 2015 will continue to vest at their regular vesting dates, insofar and to the extent that predetermined performance conditions are met.

35. Related parties continued

As a result, the expenses for the LTV awards 2013-2015 and 2014-2016 have been accelerated from their usual rate of one-third per year to a rate which ensures full expensing on 1 May 2015 rather than on 31 December 2015 and 2016. The impact of this acceleration in expensing for Mr. René Hooft Graafland is approximately EUR0.2 million.

35. Related parties continued

Supervisory Board

The individual members of the Supervisory Board received the following remuneration:

In thousands of EUR	2014	2013[1]	2012[1]
G.J. Wijers[2]	163	136	56
C.J.A. van Lede[3]	—	51	166
J.A. Fernández Carbajal	105	108	105
M. Das	88	88	85
M.R. de Carvalho	141	141	141
J.M. Hessels[4]	—	—	23
J.M. de Jong[5]	25	86	86
A.M. Fentener van Vlissingen	91	90	86
M.E. Minnick	83	80	73
V.C.O.B.J. Navarre	73	75	78
J.G. Astaburuaga Sanjinés	95	95	98
H. Scheffers[6]	81	51	—
J.M. Huët[7]	58	—	—
Total	1,003	1,001	997

[1]	Updated to include intercontinental travel allowance
[2]	Appointed as Chairman as at 25 April 2013
[3]	Stepped down as at 25 April 2013
[4]	Stepped down as at 19 April 2012
[5]	Stepped down as at 24 April 2014
[6]	Appointed as at 25 April 2013
[7]	Appointed as at 24 April 2014

Mr. Michel de Carvalho held 100,008 shares of Heineken N.V. as at 31 December 2014 (2013: 100,008 shares, 2012: 8 shares). As at 31 December 2014 and 2013, the Supervisory Board members did not hold any of the Company’s bonds or option rights. Mr. Michel de Carvalho held 100,008 ordinary shares of Heineken Holding N.V. as at 31 December 2014 (2013: 100,008 ordinary shares, 2012: Mr. Kees van Lede 2,656 and Mr. Michel de Carvalho 8 shares).

Other related party transactions

	Transaction value			Balance outstanding as at 31 December
In millions of EUR	2014	2013	2012	2014	2013	2012
Sale of products, services and royalties
To associates and joint ventures	75	70	107	21	26	31
To FEMSA	857	699	649	136	129	114
	932	769	756	157	155	145

Raw materials, consumables and services
Goods for resale – joint ventures	—	—	—	—	—	—
Other expenses – joint ventures	—	—	—	—	—	—
Other expenses FEMSA	201	142	175	46	25	27
	201	142	175	46	25	27

35. Related parties continued

Heineken Holding N.V.

In 2014, an amount of EUR744,285 (2013: EUR757,719, 2012: EUR694,065) was paid to Heineken Holding N.V. for management services for HEINEKEN.

This payment is based on an agreement of 1977 as amended in 2001, providing that Heineken N.V. reimburses Heineken Holding N.V. for its costs. Best practice provision III.6.4 of the Dutch Corporate Governance Code of 10 December 2008 has been observed in this regard.

FEMSA

As consideration for HEINEKEN’s acquisition of the beer operations of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA), FEMSA became a major shareholder of Heineken N.V. Therefore, several existing contracts between FEMSA and former FEMSA-owned companies acquired by HEINEKEN have become related party contracts.

In April, HEINEKEN entered into a sale and leaseback transaction with FEMSA relating to logistics assets in Mexico. The proceeds of the transaction amounted to EUR 15 million. The relating operating lease expenses are included in Other Expenses – FEMSA.

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

Pursuant to the provisions of Article 17 (1) of the Republic of Ireland Companies (Amendment) Act 1986, the Company issued irrevocable guarantees in respect of the financial year from 1 January 2014 up to and including 31 December 2014 in respect of the liabilities referred to in Article 5(c)(ii) of the Republic of Ireland Companies (Amendment) Act 1986 of the wholly-owned subsidiary companies Heineken Ireland Limited, Heineken Ireland Sales Limited, West Cork Bottling Limited, Western Beverages Limited, Beamish & Crawford Limited and Nash Beverages Limited.

Significant subsidiaries

Set out below are HEINEKEN’s significant subsidiaries at 31 December 2014. The subsidiaries as listed below are held by the Company and the proportion of ownership interests held equals the proportion of the voting rights held by HEINEKEN. The country of incorporation or registration is also their principal place of business.

There were no significant changes to the HEINEKEN structure and ownership interests except those disclosed in note 6.

		% of ownership
	Country of incorporation	2014	2013
Heineken International B.V.	The Netherlands	100%	100%
Heineken Brouwerijen B.V.	The Netherlands	100%	100%
Heineken Nederland B.V.	The Netherlands	100%	100%
Cuauhtémoc Moctezuma Holding, S.A. de C.V.	Mexico	100%	100%
Cervejarias Kaiser Brasil S.A.	Brazil	100%	100%
Heineken France S.A.S.	France	100%	100%
Nigerian Breweries Plc.	Nigeria	54.3%	54.1%
Heineken USA Inc.	United States	100%	100%
Heineken UK Ltd	United Kingdom	100%	100%
Heineken España S.A.	Spain	99.8%	99.4%
Heineken Italia S.p.A.	Italy	100%	100%
Brau Union Österreich AG	Austria	100%	100%
Grupa Zywiec S.A.	Poland	65.2%	65.2%
LLC Heineken Breweries	Russia	100%	100%
Vietnam Brewery Ltd.	Vietnam	60%	60%

36. HEINEKEN entities continued

Summarised financial information on subsidiaries with material non-controlling interests

On 31 December 2014, Nigerian Breweries Plc. completed the merger with Consolidated Breweries Ltd. HEINEKEN’s shareholding in Nigerian Breweries Plc. increased from 54.10 per cent to 54.29 per cent as a result of the merger. The transaction was treated as a common control transaction in the HEINEKEN consolidated financial statements. Locally, the acquisition is accounted for as a business combination, hence there are differences between the values below and the statutory financial statements of Nigerian Breweries Plc. The NCI in Nigerian Breweries Plc. is dispersed without any shareholder having an interest of more than 16 per cent.

Set out below is the summarised financial information for Nigerian Breweries Plc. which has a non-controlling interest material to HEINEKEN.

In millions of EUR	2014	2013
Summarised Balance Sheet
Current
Assets	274	213
Liabilities	(554)	(469)
Total current net assets	(280)	(256)

Non-current
Assets	943	726
Liabilities	(303)	(184)
Total non-current net assets	640	542

In millions of EUR	2014	2013	2012
Summarised Income Statement
Revenue	1,281	1,302	1,264
Profit before income tax	297	303	277
Income tax	(97)	(95)	(88)
Net profit from continuing operations	200	208	189
Net profit from discontinuing operations	—	—	—
Other comprehensive income/(loss)	1	(18)	9
Total comprehensive income	201	190	198

Total comprehensive income attributable to NCI	92	87	91
Dividend paid to NCI	82	42	42

In millions of EUR	2014	2013	2012
Summarised Cash Flow
Cash flow from operating activities	405	530	360
Interest paid	(13)	(25)	(30)
Income tax paid	(115)	(81)	(99)
Net cash generated from operating activities	277	424	231
Net cash used in Investing activities	(162)	(157)	(181)
Net cash used in financing activities	(145)	(268)	(110)
Net change in cash and cash equivalents	(30)	(1)	(60)
Exchange difference	3	(1)	5

37. Subsequent events

No subsequent events occurred that are significant to HEINEKEN.

Executive and Supervisory Board statement

The members of the Supervisory Board signed the financial statements in order to comply with their statutory obligation pursuant to Article 2:101, paragraph 2, of the Dutch Civil Code.

The members of the Executive Board signed the financial statements in order to comply with their statutory obligation pursuant to Article 2:101, paragraph 2, of the Dutch Civil Code and Article 5:25c, paragraph 2 sub c, of the Financial Markets Supervision Act.

Amsterdam, 10 February 2015	Executive Board	Supervisory Board
	Van Boxmeer	Wijers

	Hooft Graafland	Fernández Carbajal

Das

de Carvalho

Fentener van Vlissingen

Minnick

Navarre

Astaburuaga Sanjinés

Scheffers

Huët