Form 20-F
period 2015-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2016-04-21
CIK 1061736

As filed with the Securities and Exchange Commission on April 21, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

References

The terms “FEMSA,” “our company,” “we,” “us” and “our,” are used in this annual report to refer to Fomento Económico Mexicano, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. We refer to our former subsidiary Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza, S.A. de C.V.) as “Cuauhtémoc Moctezuma” or “FEMSA Cerveza”, to our subsidiary Coca-Cola FEMSA, S.A.B. de C.V., as “Coca-Cola FEMSA”, to our subsidiary FEMSA Comercio, S.A. de C.V., as “FEMSA Comercio” comprising a Retail Division and a Fuel Division and to our subsidiary CB Equity LLP, as “CB Equity.”

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

As used in this annual report, “sparkling beverages” refers to non-alcoholic carbonated beverages. “Still beverages” refers to non-alcoholic non-carbonated beverages. Non-flavored waters, whether or not carbonated, are referred to as “waters.”

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 17.1950 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2015, as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. On April 15, 2016, this exchange rate was Ps. 17.5580 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since 2011.

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

Forward-Looking Information

This annual report contains words, such as “believe,” “expect” and “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including but not limited to effects on our company from changes in our relationship with or among our affiliated companies, movements in the prices of raw materials, competition, significant developments in Mexico and the other countries where we operate, our ability to successfully integrate mergers and acquisitions we have completed in recent years, international economic or political conditions or changes in our regulatory environment. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ITEMS 1-2. NOT APPLICABLE

ITEM 3.       KEY INFORMATION

Selected Consolidated Financial Data

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2015 and 2014, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2015, 2014 and 2013. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our date of transition to IFRS was January 1, 2011.

Pursuant to IFRS, the information presented in this annual report presents financial information for 2015, 2014, 2013, 2012 and 2011 in nominal terms in Mexican pesos, taking into account local inflation of any hyperinflationary economic environment and converting from local currency to Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country categorized as a hyperinflationary economic environment (for this annual report, only Venezuela). Furthermore, for our Venezuelan entities we were able to convert local currency using one of the three legal exchange rates in that country. For further information, see Notes 3.3 and 3.4 to our audited consolidated financial statements. For each non-hyperinflationary economic environment, local currency is converted to Mexican pesos using the year-end exchange rate for assets and liabilities, the historical exchange rate for equity and the average exchange rate for the income statement. See Note 3.3 to our audited consolidated financial statements.

Our non-Mexican subsidiaries maintain their accounting records in the currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.

Except when specifically indicated, information in this annual report on Form 20-F is presented as of December 31, 2015 and does not give effect to any transaction, financial or otherwise, subsequent to that date.

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

	Year Ended December 31,
	2015(1)	2015(2)-(3)		2014		2013(4)		2012(5)		2011(6)
	(in millions of Mexican pesos or millions of U.S. dollars, except percentages and share and per share data)
Income Statement Data:
Total revenues	$18,121	Ps.	311,589	Ps.	263,449	Ps.	258,097	Ps.	238,309	Ps.	201,540
Gross Profit	7,164		123,179		110,171		109,654		101,300		84,296
Income before Income Taxes and Share of the Profit of Associates and Joint Ventures Accounted for Using the Equity Method	1,463		25,163		23,744		25,080		27,530		23,552
Income taxes	461		7,932		6,253		7,756		7,949		7,618
Consolidated net income	1,354		23,276		22,630		22,155		28,051		20,901
Controlling interest net income	1,029		17,683		16,701		15,922		20,707		15,332
Non-controlling interest net income	325		5,593		5,929		6,233		7,344		5,569
Basic controlling interest net income:
Per Series B Share	0.05		0.88		0.83		0.79		1.03		0.77
Per Series D Share	0.06		1.10		1.04		1.00		1.30		0.96
Diluted controlling interest net income:
Per Series B Share	0.05		0.88		0.83		0.79		1.03		0.76
Per Series D Share	0.06		1.10		1.04		0.99		1.29		0.96
Weighted average number of shares outstanding (in millions):
Series B Shares	9,246.4		9,246.4		9,246.4		9,246.4		9,246.4		9,246.4
Series D Shares	8,644.6		8,644.6		8,644.7		8,644.7		8,644.7		8,644.7
Allocation of earnings:
Series B Shares	46.11%		46.11%		46.11%		46.11%		46.11%		46.11%
Series D Shares	53.89%		53.89%		53.89%		53.89%		53.89%		53.89%
Financial Position Data:
Total assets	$23,805	Ps.	409,332	Ps.	376,173	Ps.	359,192	Ps.	295,942	Ps.	263,362
Current liabilities	3,800		65,346		49,319		48,869		48,516		39,325
Long-term debt(7)	5,000		85,969		82,935		72,921		28,640		23,819
Other long-term liabilities	940		16,161		13,797		14,852		8,625		8,047
Capital stock	195		3,348		3,347		3,346		3,346		3,345
Total equity	14,065		241,856		230,122		222,550		210,161		192,171
Controlling interest	10,556		181,524		170,473		159,392		155,259		144,222
Non-controlling interest	3,509		60,332		59,649		63,158		54,902		47,949
Other Information
Depreciation	$568	Ps.	9,761	Ps.	9,029	Ps.	8,805	Ps.	7,175	Ps.	5,694
Capital expenditures(8)	1,098		18,885		18,163		17,882		15,560		12,666
Gross margin(9)	40%		40%		42%		42%		43%		42%

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 17.19 to US$ 1.00 solely for the convenience of the reader.

(2)	The exchange rate used to translate our operations in Venezuela as of and for the year ended on December 31, 2015 was the SIMADI rate of 198.70 bolivars to US$ 1.00 compared to the year ended on December 31, 2014 of 49.99 bolivars to US$ 1.00 and compared to the year ended on December 31, 2013 of 6.3 bolivars to US$ 1.00. See Note 3.3 of our audited consolidated financial statements.

(3)	Includes results of Socofar, S.A. (“Socofar” or “Grupo Socofar”), from October 2015, FEMSA Comercio – Fuel Division from March 2015 and other business acquisitions. See “Item 4. Information on the Company–The Company–Corporate Background.” and Note 4 of our audited consolidated financial statements.

(4)	Includes results of Coca-Cola FEMSA Philippines, Inc., or CCFPI (formerly Coca-Cola Bottlers Philippines, Inc.), from February 2013 using the equity method, Grupo Yoli, S.A. de C.V. (“Group Yoli”) from June 2013, Companhia Fluminense de Refrigerantes (“Companhia Fluminense”) from September 2013, Spaipa S.A. Indústria Brasileira de Bebidas (“Spaipa”) from November 2013 and other business acquisitions. See “Item 4. Information on the Company—The Company—Corporate Background.” Note 10 and Note 4 to our audited consolidated financial statements.

(5)	Includes results of Grupo Fomento Queretano, S.A.P.I. de C.V. (“Grupo Fomento Queretano”) from May 2012. See “Item 4. Information on the Company—The Company—Corporate Background.” and Note 4 to our audited consolidated financial statements.

(6)	Includes results of Administradora de Acciones del Noreste, S.A.P.I. de C.V. (“Grupo Tampico”) from October 2011 and from Corporación de los Ángeles, S.A. de C.V. (“Grupo CIMSA”) from December 2011. See “Item 4. Information on the Company—The Company—Corporate Background.”

(7)	Includes long-term debt minus the current portion of long-term debt.

(8)	Includes investments in property, plant and equipment, intangible and other assets, net of cost of long lived assets sold, and write-off.

(9)	Gross margin is calculated by dividing gross profit by total revenues.

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

The following table sets forth for each year the nominal amount of dividends per share that we declared in Mexican peso and U.S. dollar amounts and their respective payment dates for the 2011 to 2015 fiscal years:

Date Dividend Paid	Fiscal Year with Respect to which Dividend was Declared	Aggregate Amount of Dividend Declared		Per Series B Share Dividend		Per Series B Share Dividend(7)	Per Series D Share Dividend		Per Series D Share Dividend(7)
May 4, 2011 and November 2, 2011(1)	2010	Ps.	4,600,000,000	Ps.	0.2294	$0.0199	Ps.	0.28675	$0.0249
May 4, 2011				Ps.	0.1147	$0.0099	Ps.	0.14338	$0.0124
November 2, 2011				Ps.	0.1147	$0.0085	Ps.	0.14338	$0.0106
May 3, 2012 and November 6, 2012(2)	2011	Ps.	6,200,000,000	Ps.	0.3092	$0.0231	Ps.	0.3865	$0.0288
May 3, 2012				Ps.	0.1546	$0.0119	Ps.	0.1932	$0.0149
November 6, 2012				Ps.	0.1546	$0.0119	Ps.	0.1932	$0.0149
May 7, 2013 and November 7, 2013(3)	2012	Ps.	6,684,103,000	Ps.	0.3333	$0.0264	Ps.	0.4166	$0.0330
May 7, 2013				Ps.	0.1666	$0.0138	Ps.	0.2083	$0.0173
November 7, 2013				Ps.	0.1666	$0.0126	Ps.	0.2083	$0.0158
December 18, 2013(4)	2012	Ps.	6,684,103,000	Ps.	0.3333	$0.0257	Ps.	0.4166	$0.0321
May 7, 2015 and November 5, 2015 (5)	2014	Ps.	7,350,000,000	Ps.	0.3665	$0.0230	Ps.	0.4581	$0.0287
May 7, 2015				Ps.	0.1833	$0.0120	Ps.	0.2291	$0.0149
November 5, 2015				Ps.	0.1833	$0.0110	Ps.	0.2291	$0.01318
May 5, 2016 and November 3, 2016(6)	2015	Ps.	8,355,000,000	Ps.	0.4167	N/A	Ps.	0.5208	N/A
May 5, 2016				Ps.	0.2083	N/A	Ps.	0.2604	N/A
November 3, 2016				Ps.	0.2083	N/A	Ps.	0.2604	N/A

(1)	The dividend payment for 2010 was divided into two equal payments in Mexican pesos. The first payment was payable on May 4, 2011, with a record date of May 3, 2011, and the second payment was payable on November 2, 2011, with a record date of November 1, 2011.
(2)	The dividend payment for 2011 was divided into two equal payments in Mexican pesos. The first payment was payable on May 3, 2012 with a record date of May 2, 2012, and the second payment was payable on November 6, 2012 with a record date of November 5, 2012.

(3)	The dividend payment for 2012 was divided into two equal payments in Mexican pesos. The first payment was payable on May 7, 2013 with a record date of May 6, 2013, and the second payment was payable on November 7, 2013 with a record date of November 6, 2013.

(4)	The dividend payment declared in December 2013 was payable on December 18, 2013 with a record date of December 17, 2013.

(5)	The dividend payment for 2014 was divided into two equal payments in Mexican pesos. The first payment was payable on May 7, 2015 with a record date of May 6, 2015, and the second payment was payable on November 5, 2015 with a record date of November 4, 2015. The dividend payment for 2014 was derived from the balance of the net tax profit account for the fiscal year ended December 31, 2013. See “Item 4. Information on the Company—Regulatory Matters—Mexican Tax Reform.”

(6)	The dividend payment for 2015 will be divided into two equal payments. The first payment will become payable on May 5, 2016 with a record date of May 4, 2016, and the second payment will become payable on November 3, 2016 with a record date of November 1, 2016. The dividend payment for 2015 was derived from the balance of the net tax profit account for the fiscal year ended December 31, 2013. See “Item 4. Information on the Company—Regulatory Matters—Mexican Tax Reform.”

(7)	Translations to U.S. dollars are based on the exchange rates on the dates the payments were made.

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

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and year-end noon exchange rate, expressed in Mexican pesos per US$ 1.00, as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Year ended December 31,	Exchange Rate
	High	Low	Average(1)	Year End
2011	14.25	11.51	12.46	13.95
2012	14.37	12.63	13.14	12.96
2013	13.43	11.98	12.86	13.10
2014	14.79	12.84	13.37	14.75
2015	17.63	14.56	15.97	17.20

(1)	Average month-end rates.

	Exchange Rate
	High		Low		Period End
2014:
First Quarter	Ps.	13.51	Ps.	13.00	Ps.	13.06
Second Quarter		13.14		12.85		12.97
Third Quarter		13.48		12.93		13.43
Fourth Quarter		14.79		13.39		14.75
2015:
First Quarter	Ps.	15.58	Ps.	14.56	Ps.	15.25
Second Quarter		15.69		14.80		15.69
Third Quarter		17.10		15.67		16.90
Fourth Quarter		17.35		16.37		17.20
October		16.89		16.38		16.53
November		16.85		16.37		16.60
December		17.36		16.53		17.20
2016:
January	Ps.	18.59	Ps.	17.36	Ps.	18.21
February		19.19		14.75		18.07
March		17.94		17.21		17.21
First Quarter		19.19		17.21		17.21

RISK FACTORS

Risks Related to Our Company

Coca-Cola FEMSA

Coca-Cola FEMSA’s business depends on its relationship with The Coca-Cola Company, and changes in this relationship may adversely affect its business, financial condition, results of operations and prospects.

Substantially all of Coca-Cola FEMSA’s sales are derived from sales of Coca-Cola trademark beverages. Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages through standard bottler agreements in the territories where it operates. Coca-Cola FEMSA is required to purchase concentrate for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company, which price may be unilaterally determined from time to time by The Coca-Cola Company, in all such territories. Coca-Cola FEMSA is also required to purchase sweeteners and other raw materials only from companies authorized by The Coca-Cola Company. See “Item 4. Information on the Company—Coca-Cola FEMSA—Coca-Cola FEMSA’s Territories.” Pursuant to Coca-Cola FEMSA’s bottler agreements and as a shareholder, The Coca-Cola Company has the right to participate in the process for making certain decisions related to Coca-Cola FEMSA’s business.

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

Coca-Cola FEMSA depends on The Coca-Cola Company to continue with its bottler agreements. Coca-Cola FEMSA’s bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the applicable agreement. In addition, these agreements generally may be terminated in the case of material breach. Termination of any such bottler agreement would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory. The foregoing and any other adverse changes in the relationship with The Coca-Cola Company would have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business, which may result in Coca-Cola FEMSA taking actions contrary to the interests of its shareholders other than The Coca-Cola Company.

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business. As of April 8, 2016, The Coca-Cola Company indirectly owned 28.1% of Coca-Cola FEMSA’s outstanding capital stock, representing 37% of Coca-Cola FEMSA’s shares with full voting rights. The Coca-Cola Company is entitled to appoint five of Coca-Cola FEMSA’s maximum of 21 directors and the vote of at least two of them is required to approve certain actions by Coca-Cola FEMSA’s board of directors. As of April 8, 2016, we indirectly owned 47.9% of Coca-Cola FEMSA’s outstanding capital stock, representing 63% of Coca-Cola FEMSA’s capital stock with full voting rights. We are entitled to appoint 13 of Coca-Cola FEMSA’s maximum of 21 directors and all of its executive officers. We and The Coca-Cola Company together, or only we in certain circumstances, have the power to determine the outcome of all actions requiring the approval of Coca-Cola FEMSA’s board of directors, and we and The Coca-Cola Company together, or only we in certain circumstances, have the power to determine the outcome of all actions requiring the approval of Coca-Cola FEMSA’s shareholders. The interests of The Coca-Cola Company may be different from the interests of Coca-Cola FEMSA’s other shareholders or its creditors, which may result in Coca-Cola FEMSA taking actions contrary to the interests of such other shareholders or its creditors.

Changes in consumer preferences and public concern about health related issues could reduce demand for some of Coca-Cola FEMSA’s products.

The non-alcoholic beverage industry is evolving mainly as a result of changes in consumer preferences and regulatory actions. There have been different plans and actions adopted in recent years by governmental authorities in some of the countries where Coca-Cola FEMSA operates including an increase in taxes or the imposition of new taxes on the sale of beverages containing certain sweeteners, and other regulatory measures, such as restrictions on advertising for some of Coca-Cola FEMSA’s products. Moreover, researchers, health advocates and dietary guidelines are encouraging consumers to reduce their consumption of certain types of beverages sweetened with sugar and High Fructose Corn Syrup, or HFCS. In addition, concerns over the environmental impact of plastic may reduce the consumption of Coca-Cola FEMSA’s products sold in plastic bottles or result in additional taxes that would adversely affect consumer demand. Increasing public concern about these issues, new or increased taxes, other regulatory measures or any failure of Coca-Cola FEMSA to meet consumers’ preferences, could reduce demand for some of Coca-Cola FEMSA’s products which would adversely affect its business, financial condition, results of operations and prospects.

The reputation of Coca-Cola trademarks and trademark infringement could adversely affect Coca-Cola FEMSA’s business.

Substantially all of Coca-Cola FEMSA’s sales are derived from sales of Coca-Cola trademark beverages owned by The Coca-Cola Company. Maintenance of the reputation and intellectual property rights of these trademarks is essential to Coca-Cola FEMSA’s ability to attract and retain retailers and consumers and is essential for its success. Failure to maintain the reputation of Coca-Cola trademarks and/or to effectively protect these trademarks could have a material adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Competition could adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

The beverage industry in the territories where Coca-Cola FEMSA operates is highly competitive. Coca-Cola FEMSA faces competition from other bottlers of sparkling beverages, such as Pepsi trademark products and other bottlers and distributors of local beverage brands, and from producers of low-cost beverages or “B brands.” Coca-Cola FEMSA also competes in beverage categories other than sparkling beverages, such as water, juice-based beverages, teas, sport drinks and value-added dairy products. Coca-Cola FEMSA expects that it will continue to face strong competition in its beverage categories in all of its territories and anticipates that existing or new competitors may broaden their product lines and extend their geographic scope.

Although competitive conditions are different in each of its territories, Coca-Cola FEMSA competes principally in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. See “Item 4. Information on the Company—Coca-Cola FEMSA—Competition.” Lower pricing and activities by competitors and changes in consumer preferences may have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Water shortages or any failure to maintain existing concessions could adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Water is an essential component of all of Coca-Cola FEMSA’s products. Coca-Cola FEMSA obtains water from various sources in its territories, including springs, wells, rivers and municipal and state water companies pursuant to either concessions granted by governments in its various territories (including governments at the federal, state or municipal level) or pursuant to contracts.

Coca-Cola FEMSA obtains the vast majority of the water used in its production from municipal utility companies and pursuant to concessions to use wells, which are generally granted based on studies of the existing and projected groundwater supply. Coca-Cola FEMSA’s existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on several factors, including having paid fees in full, having complied with applicable obligations and receiving approval for renewal from local and/or federal water authorities. See “Item 4. Information on the Company—Regulatory Matters—Water Supply.” In some of its other territories, Coca-Cola FEMSA’s existing water supply may not be sufficient to meet its future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes.

Water supply in the Sao Paulo region in Brazil has been reduced in recent years by low rainfall, which has affected the main water reservoir that serves the greater Sao Paulo area (Cantareira). Although Coca-Cola FEMSA’s Jundiai plant does not obtain water from this water reservoir, water shortages or changes in governmental regulations aimed at rationalizing water in such region could affect Coca-Cola FEMSA’s water supply in its Jundiai plant. We cannot assure you that water will be available in sufficient quantities to meet Coca-Cola FEMSA’s future production needs or will prove sufficient to meet its water supply needs. Continued water scarcity in the regions where Coca-Cola FEMSA operates may adversely affect its business, financial condition, results of operations and prospects.

Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of goods sold and may adversely affect its business, financial condition, results of operations and prospects.

In addition to water, Coca-Cola FEMSA’s most significant raw materials are (i) concentrate, which is acquired from affiliates of The Coca-Cola Company, (ii) sweeteners and (iii) packaging materials.

Prices for Coca-Cola trademark beverages concentrate are determined by The Coca-Cola Company as a percentage of the weighted average retail price in local currency, net of applicable taxes. The Coca-Cola Company has the right to unilaterally change concentrate prices or change the manner in which such prices are calculated. In the past, The Coca-Cola Company has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where Coca-Cola FEMSA operates. Coca-Cola FEMSA may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the pricing of its products or its results.

The prices for other Coca-Cola FEMSA’s raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. Coca-Cola FEMSA is also required to meet all of its supply needs (including sweeteners and packaging materials) from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to it. Coca-Cola FEMSA’s sales prices are denominated in the local currency in each country where it operates, while the prices of certain materials, including those used in the bottling of its products, mainly resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the applicable local currency. We cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such local currencies in the future. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.”

Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin and plastic preforms to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are related to crude oil prices and global resin supply. The average prices that Coca-Cola FEMSA paid for resin and plastic preforms in U.S. dollars in 2015 decreased 24% as compared to 2014 in all Coca-Cola FEMSA’s territories; however, given that high currency volatility has affected and continues to affect most of Coca-Cola FEMSA’s territories, the average prices for resin and plastic preforms in local currencies were higher in 2015 in Mexico, Colombia, Venezuela and Brazil. In 2015, average sweetener prices were lower in Guatemala, and were higher in the rest of Coca-Cola FEMSA’s territories, in each case as compared to 2014. From 2010 through 2015, international sugar prices were volatile due to various factors, including shifting demand, availability and climate issues affecting production and distribution. In all of the countries where Coca-Cola FEMSA operates, other than Brazil, sugar prices are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to purchase for sugar above international market prices. See “Item 4. Information on the Company— Coca-Cola FEMSA —Raw Materials.” We cannot assure you that Coca-Cola FEMSA’s raw material prices will not further increase in the future. Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of goods sold and adversely affect its business, financial conditions, results of operations and prospects.

Taxes could adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

The countries where Coca-Cola FEMSA operates may adopt new tax laws or modify existing tax laws to increase taxes applicable to Coca-Cola FEMSA’s business or products. Coca-Cola FEMSA’s products are subject to certain taxes in many of the countries where it operates, which impose taxes on sparkling beverages. See “Item 4. Information on the Company—Regulatory Matters—Taxation of Sparkling Beverages.” The imposition of new taxes, increases in existing taxes or changes in the interpretation of tax laws and regulation by tax authorities may have a material adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Tax legislation in some of the countries where Coca-Cola FEMSA operates has recently been subject to major changes. See “Item 4. Information on the Company—Regulatory Matters—Mexican Tax Reform” and “Information on the Company—Regulatory Matters—Other Recent Tax Reforms.” We cannot assure you that these reforms or other reforms adopted by governments in the countries where Coca-Cola FEMSA operates will not have a material adverse effect on its business, financial condition, results of operations and prospects.

Regulatory developments may adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Coca-Cola FEMSA is subject to several laws and regulations in each of the territories where it operates. The principal areas in which Coca-Cola FEMSA is subject to laws and regulations are water, environment, labor, taxation, health and antitrust. Laws and regulations can also affect Coca-Cola FEMSA’s ability to set prices for its products. See “Item 4. Information on the Company—Regulatory Matters.” Changes in existing laws and regulations, the adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries where Coca-Cola FEMSA operates may increase its operating and compliance costs or impose restrictions on its operations which, in turn, may adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects. In particular, environmental standards are becoming more stringent in several of the countries where Coca-Cola FEMSA operates. There is no assurance that Coca-Cola FEMSA will be able to comply with changes in environmental laws and regulations within the timelines established by the relevant regulatory authorities. See “Item 4. Information on the Company—Regulatory Matters—Environmental Matters.”

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where Coca-Cola FEMSA operates. Currently, there are no price controls on Coca-Cola FEMSA’s products in any of the territories where it has operations, except for those in Argentina, where authorities directly supervise five of Coca-Cola FEMSA’s products sold through supermarkets as a measure to control inflation, and Venezuela, where price controls have been imposed on certain of Coca-Cola FEMSA’s products, including bottled water, and a limit has been imposed on profits earned on the sale of goods, including Coca-Cola FEMSA’s products, in an effort to seek price stability of, and equal access to, goods and services. If Coca-Cola FEMSA exceeds such limit on profits, it may be forced to reduce the prices of its products in Venezuela, which would in turn adversely affect its business, financial condition, results of operations and prospects. In addition, consumer protection laws in Venezuela are subject to continuing review and changes, and any such changes may have an adverse impact on Coca-Cola FEMSA. We cannot assure you that existing or future laws and regulations in the countries where Coca-Cola FEMSA operates relating to goods and services (in particular, laws and regulations imposing statutory price controls) will not affect Coca-Cola FEMSA’s products or that Coca-Cola FEMSA will not need to implement voluntary price restraints, which could have a negative effect on its business, financial condition, results of operations and prospects. See “Item 4. Information on the Company—Regulatory Matters—Price Controls.”

Unfavorable results of legal proceedings could have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Coca-Cola FEMSA’s operations have from time to time been and may continue to be subject to investigations and proceedings by antitrust authorities, and litigation relating to alleged anticompetitive practices. Coca-Cola FEMSA also has been subject to investigations and proceedings on tax, consumer protection, environmental and labor matters. We cannot assure you that these investigations and proceedings will not have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Weather conditions may adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Lower temperatures, higher rainfall and other adverse weather conditions such as typhoons and hurricanes may negatively impact consumer patterns, which may result in reduced sales of Coca-Cola FEMSA’s beverage offerings. Additionally, such adverse weather conditions may affect plant installed capacity, road infrastructure and points of sale in the territories where Coca-Cola FEMSA operates and limit Coca-Cola FEMSA’s ability to produce, sell and distribute its products, thus affecting its business, financial condition, results of operations and prospects.

Coca-Cola FEMSA may not be able to successfully integrate its acquisitions and achieve the expected operational efficiencies and/or synergies.

Coca-Cola FEMSA has and may continue to acquire bottling operations and other businesses. Key elements to achieving the benefits and expected synergies of Coca-Cola FEMSA’s acquisitions and/or mergers are the integration of acquired or merged businesses’ operations into its own in a timely and effective manner and the retention of qualified and experienced key personnel. Coca-Cola FEMSA may incur unforeseen liabilities in connection with acquiring, taking control of, or managing bottling operations and other businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into its operating structure. We cannot assure you that these efforts will be successful or completed as expected by Coca-Cola FEMSA, and Coca-Cola FEMSA’s business, financial condition, results of operations and prospects could be adversely affected if it is unable to do so.

Political and social events in the countries where Coca-Cola FEMSA operates and changes in governmental policies may have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

In recent years, some of the governments in the countries where Coca-Cola FEMSA operates have implemented and may continue to implement significant changes in laws, public policy and/or regulations that could affect the political and social conditions in these countries. Any such changes may have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects. We cannot assure you that political or social developments in any of the countries where Coca-Cola FEMSA operates, such as the election of new administrations, political disagreements, civil disturbances and the rise in violence and perception of violence, over which Coca-Cola FEMSA has no control, will not have a corresponding adverse effect on the local or global markets or on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

FEMSA Comercio

Competition from other retailers in Mexico could adversely affect FEMSA Comercio – Retail Division’s business, financial condition, results of operations and prospects.

The Mexican retail sector is highly competitive. FEMSA participates in the retail sector primarily through FEMSA Comercio – Retail Division. Its OXXO stores face competition from small-format stores like 7-Eleven, Extra, Super City, Círculo K stores and other numerous chains of retailers across Mexico, from other regional small-format retailers to small informal neighborhood stores. In particular, small informal neighborhood stores can sometimes avoid regulatory oversight and taxation, enabling them to sell certain products at prices below average market prices. In addition, these small informal neighborhood stores could improve their technological capabilities so as to enable credit card transactions and electronic payment of utility bills, which would diminish one of FEMSA Comercio –Retail Division’s competitive advantages. FEMSA Comercio – Retail Division may face additional competition from new market participants. Increased competition may limit the number of new store locations available and require FEMSA Comercio –Retail Division to modify its product offering or pricing structure. As a consequence, FEMSA Comercio – Retail Division’s business, financial condition, results of operations and prospects may be adversely affected by competition in the future.

Sales of OXXO small-format stores may be adversely affected by changes in economic conditions in Mexico.

Small-format stores often sell certain products at a premium. The small-format store market is thus highly sensitive to economic conditions, since an economic slowdown is often accompanied by a decline in consumer purchasing power, which in turn results in a decline in the overall consumption of FEMSA Comercio – Retail Division’s main product categories. During periods of economic slowdown, OXXO stores may experience a decline in traffic per store and average ticket per customer, which may result in a decline in FEMSA Comercio – Retail Division’s overall performance.

Regulatory changes may adversely affect FEMSA Comercio –Retail Division’s business.

In Mexico, FEMSA Comercio – Retail Division is subject to regulation in areas such as labor, taxation, zoning, operations and related local permits and health and safety regulations. Changes in existing laws and regulations, the adoption of new laws or regulations, or a stricter interpretation or enforcement thereof in the countries where FEMSA Comercio – Retail Division operates may increase its operating and compliance costs or impose restrictions on its operations which, in turn, may adversely affect FEMSA Comercio – Retail Division’s business, financial condition, results of operations and prospects. In addition, changes in current laws and regulations may negatively impact customer traffic, revenues, operational costs and commercial practices, which may have an adverse effect on FEMSA Comercio – Retail Division’s business, financial condition, results of operations and prospects.

FEMSA Comercio – Retail Division may not be able to maintain its historic growth rate.

FEMSA Comercio – Retail Division increased the number of OXXO stores at a compound annual growth rate of 10.1% from 2011 to 2015. The growth in the number of OXXO stores has driven growth in total revenue and results at FEMSA Comercio – Retail Division over the same period. As the overall number of stores increases, growth in the number of OXXO stores is likely to slow. In addition, as small-format store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same-store sales, average ticket and store traffic. As a result, FEMSA Comercio – Retail Division’s future results and financial condition may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and results of operations. In Colombia, OXXO stores may not be able to maintain historic growth rates similar to those in Mexico. We cannot assure you that FEMSA Comercio – Retail Division’s future retail stores will generate revenues and cash flow comparable with those generated by its existing retail stores.

FEMSA Comercio – Retail Division’s business depends heavily on information technology and a failure, interruption, or breach of its IT systems could adversely affect it.

FEMSA Comercio – Retail Division’s business relies heavily on advanced information technology (which we refer to as IT) systems to effectively manage its data, communications, connectivity, and other business processes. FEMSA Comercio – Retail Division invests aggressively in IT to maximize its value generation potential. Given the rapid speed at which such division adds new services and products to its commercial offerings, the development of IT systems, hardware and software needs to keep pace with the growth of the business. If these systems become obsolete or if planning for future IT investments is inadequate, FEMSA Comercio – Retail Division’s business could be adversely affected.

Although FEMSA Comercio – Retail Division constantly improves its IT systems and protects them with advanced security measures, they may still be subject to defects, interruptions, or security breaches such as viruses or data theft. Such a defect, interruption, or breach could adversely affect FEMSA Comercio – Retail Division’s business, financial condition, results of operations and prospects.

FEMSA Comercio – Retail Division’s business may be adversely affected by an increase in the price of electricity.

The performance of FEMSA Comercio – Retail Division’s stores would be adversely affected by increases in the price of utilities on which the stores depend, such as electricity. In recent years the price of electricity in Mexico has remained stable, and particularly the price was reduced last year, although it could potentially increase as a result of inflation, shortages, interruptions in supply, or other reasons, and such an increase could adversely affect FEMSA Comercio – Retail Division’s business, financial condition, results of operations and prospects.

FEMSA Comercio – Retail Division’s expansion strategy and entry into new markets and retail formats may lead to decreased profit margins.

FEMSA Comercio – Retail Division has recently entered into new markets through the acquisition of other small-format retail businesses such as drugstores and quick-service restaurants. FEMSA Comercio – Retail Division continued with this strategy in 2015 and may continue with it in the future. These new businesses are currently less profitable than OXXO, and might therefore marginally dilute FEMSA Comercio – Retail Division’s margins in the short to medium term.

Taxes could adversely affect FEMSA Comercio’s business.

The imposition of new taxes or increases in existing taxes, or changes in the interpretation of tax laws and regulations by tax authorities, may have a material adverse effect on FEMSA Comercio’s business, financial condition, results of operations and prospects.

Energy regulatory changes may impact fuel prices and therefore adversely affect FEMSA Comercio – Fuel Division’s business.

FEMSA Comercio – Fuel Division sells mainly gasoline and diesel through owned or leased retail service stations. Currently, the prices of these products are regulated in Mexico by the Comisión Reguladora de Energía (Energy Regulatory Commission), a government agency. Changes in how these prices may be determined or controlled may adversely affect FEMSA Comercio – Fuel Division’s business, financial condition, results of operations and prospects. In the future and in accordance with what is envisioned by the current regulations in Mexico, fuel prices will follow the dynamics of the international fuel market, which may also adversely affect FEMSA Comercio – Fuel Division’s business, financial condition, results of operations and prospects.

Uncertainty in Mexican legislation and regulation of the energy sector could affect FEMSA Comercio – Fuel Division’s business.

Mexican legislation and regulation of the energy sector in general, and of fuel distribution in particular, is in transition or has not been fully implemented (through secondary legislation and rules) given the recent passing of energy reforms. The authorities have certain discretion to implement the energy reform and, in the future, new rules, additional requirements or steps or interpretations could adversely affect FEMSA Comercio – Fuel Division’s business, financial condition, results of operations and prospects.

FEMSA Comercio – Fuel Division’s business could be affected by new safety and environmental regulations enforced by government, global environmental regulations and new energy technologies.

Federal, state and municipal laws and regulations for the installation of new service stations are becoming or may become more stringent. Compliance with these laws and regulations is often difficult and costly. Global trends to reduce the consumption of fossil fuels through incentives and taxes could push sales of these fuels at service stations to slow or decrease in the future and automotive technologies, including efficiency gains in traditional fuel vehicles and increased popularity of alternative fuel vehicles, such as electric and liquefied petroleum gas (LPG) vehicles, have caused a significant reduction in fuel consumption. Other new technologies could further reduce the sale of traditional fuels, all of which could adversely affect FEMSA Comercio – Fuel Division’s results or financial position.

Competition from new players in Mexico could adversely affect FEMSA Comercio – Fuel Division’s business.

The opening of the Mexican fuel distribution market is expected to alter the competitive dynamics of the industry. The Mexican fuel distribution and retail market is expected to enter into a consolidation process as large companies and international competitors enter the market or gain market share at the expense of small, independently owned and operated service stations. Consolidation may occur rapidly and materially alter the market dynamics in Mexico which may affect our ability to take advantage of existing opportunities. Such changes could adversely affect FEMSA Comercio – Fuel Division’s business, financial condition, and results of operations and prospects. We cannot assure you that any further market consolidation will not be detrimental to FEMSA Comercio – Fuel Division’s market position or competitiveness or will not materially and adversely affect its business, financial condition, results of operations and prospects.

Risks Related to Mexico and the Other Countries Where We Operate

Adverse economic conditions in Mexico may adversely affect our financial position and results.

We are a Mexican corporation and our Mexican operations are our single most important geographic territory. For the year ended December 31, 2015, 70% of our consolidated total revenues were attributable to Mexico. During 2012, 2013 and 2014 the Mexican gross domestic product, or GDP, increased by approximately 4%, 1.4% and 2.1%, respectively, and in 2015 it increased by approximately 2.5% on an annualized basis compared to 2014, due to stronger performance in the services and primary sectors, which were partially offset by lower volumes and cheaper prices in the oil and gas industries. We cannot assure you that such conditions will not have a material adverse effect on our business, financial condition, results of operations and prospects going forward. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in, or delays in recovery of, the U.S. economy may hinder any recovery in Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our results.

Our business may be significantly affected by the general condition of the Mexican economy, or by the rate of inflation in Mexico, interest rates in Mexico and exchange rates for, or exchange controls affecting, the Mexican peso. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. Because a large percentage of our costs and expenses are fixed we may not be able to reduce costs and expenses upon the occurrence of any of these events and our profit margins may suffer as a result.

In addition, an increase in interest rates in Mexico would increase the cost of our debt and would cause an adverse effect on our financial position and results. Mexican peso-denominated debt (including currency hedges) constituted 39% of our total debt as of December 31, 2015.

Depreciation of the Mexican peso and of our other local currencies relative to the U.S. dollar could adversely affect our financial position and results.

Depreciation of the Mexican peso and of our other local currencies relative to the U.S. dollar increases the cost of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars, and thereby negatively affects our financial position and results. A severe devaluation or depreciation of the Mexican peso may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. The Mexican peso is a free-floating currency and as such, it experiences exchange rate fluctuations relative to the U.S. dollar over time. During 2014, 2013 and 2012, the Mexican peso experienced fluctuations relative to the U.S. dollar consisting of 7.1% of recovery, 1% of depreciation and 12.6% of depreciation respectively, compared to the years of 2013, 2012 and 2011. During 2015, the Mexican peso depreciated relative to the U.S. dollar by approximately 16.6% compared to 2014. Through April 15, 2016, the Mexican peso has depreciated 2.1% since December 31, 2015.

While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could impose restrictive exchange rate policies in the future, as it has done in the past. Currency fluctuations may have an adverse effect on our financial position, results and cash flows in future periods.

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

Mexican political events may significantly affect our operations. Presidential elections in Mexico occur every six years, with the most recent one occurring in July 2012. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional, was elected as the president of Mexico and took office on December 1, 2012. In addition, the Mexican Congress has approved a number of structural reforms intended to modernize certain sectors of and foster growth in the Mexican economy, and is continuing to approve further reforms. President Peña Nieto continues to face significant challenges as the structural reforms approved by the Mexican Congress could have an effect on the Mexican economy. Furthermore, no single party has a majority in the Senate or the Cámara de Diputados (House of Representatives), and the absence of a clear majority by a single party could result in government gridlock and political uncertainty. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations and prospects.

Security risks in Mexico could increase, and this could adversely affect our results.

The presence of violence among drug cartels, and between these and the Mexican law enforcement and armed forces, pose a risk to our business. Organized criminal activity and related violent incidents have decreased in 2015 compared to 2014 and 2013, but remain prevalent in some parts of Mexico. These incidents are relatively concentrated along the northern Mexican border, as well as in certain other Mexican states such as Sinaloa, Morelos, Michoacan and Guerrero. The north of Mexico is an important region for our retail operations, and an increase in crime rates could negatively affect our sales and customer traffic, increase our security expenses, and result in higher turnover of personnel or damage to the perception of our brands. This situation could worsen and adversely impact our business and financial results because consumer habits and patterns adjust to the increased perceived and real security risks, as people refrain from going out as much and gradually shift some on-premise consumption to off-premise consumption of food and beverages on certain social occasions.

Depreciation of local currencies in other Latin American countries where we operate may adversely affect our financial position.

The devaluation of the local currencies against the U.S. dollar in our non-Mexican territories can increase our operating costs in these countries, and depreciation of the local currencies against the Mexican peso can negatively affect our results for these countries. In recent years, the value of the currency in the countries where we operate has been relatively stable relative to the Mexican peso, except in Venezuela. During 2015, in addition to the Venezuelan currency, the currencies of Brazil and Argentina also depreciated against the Mexican peso. Future currency devaluation or the imposition of exchange controls in any of these countries, or in Mexico, would have an adverse effect on our financial position and results.

We have operated under exchange controls in Venezuela since 2003, which limits our ability to remit dividends abroad or make payments other than in local currency and that may increase the real price paid for raw materials and services purchased in local currency. Prior to 2014, we had historically used the official exchange rate to translate our Venezuelan operations. However, since the beginning of 2014, the Venezuelan government has announced a series of changes to the Venezuelan exchange control regime.

In January 2014, the Venezuelan government announced an exchange rate determined by the state-run system known as the Sistema Complementario de Administración de Divisas, or SICAD. In March 2014, the Venezuelan government announced a new law that authorized an alternative method of exchanging Venezuelan bolivars to U.S. dollars known as SICAD II. In February 2015, the Venezuelan government announced that it was replacing SICAD II with a new market-based exchange rate determined by the system known as the Sistema Marginal de Divisas, or SIMADI. In February 2016, the Venezuelan government announced a 37% devaluation of the official exchange rate and changed the existing three-tier exchange rate system into a dual system. The official exchange rate (6.30 bolivars per US$ 1.00 as of December 31, 2015) and the SICAD exchange rate (13.50 bolivars per US$ 1.00 as of December 31, 2015) were merged into a single official exchange rate of 10.00 bolivars per U.S. dollar. The decision was part of a package of economic policies intended to mitigate the economic crisis of the member countries of the Organization of the Petroleum Exporting Countries (OPEC).

In March 2016, the Venezuelan government announced that it was replacing the SIMADI exchange rate with a new market-based exchange rate known as Divisas Complementarias, or DICOM, and the official exchange rate with a preferential exchange rate denominated Divisa Protegida, or DIPRO. The DIPRO exchange rate is determined by the Venezuelan government and may be used to settle imports of a list of goods and raw materials, which has not been published as of the date of this annual report. The DICOM exchange rate is determined based on supply and demand of U.S. dollars. As of April 15, 2016, the DIPRO and DICOM exchange rates were 10 bolivars and 339.45 bolivars per US$ 1.00, respectively.

We translated our results of operations in Venezuela for the full year ended December 31, 2015 into our reporting currency, the Mexican peso, using the SIMADI exchange rate of 198.70 bolivars to US$ 1.00, which was the exchange rate in effect as of such date. As a result, in 2015, we recognized a reduction in equity of Ps. 2,687 million. Coca-Cola FEMSA will closely monitor any further developments that may affect the exchange rates to translate the financial statements of its Venezuelan subsidiary in the future.

Based upon our specific facts and circumstances, we anticipate using the DICOM exchange rate to translate our future results of operations in Venezuela into our reporting currency, the Mexican peso. This will further adversely affect our comprehensive income and financial position. The Venezuelan government may announce further changes to the exchange rate system in the future. To the extent a higher exchange rate is applied to our investment in Venezuela in future periods as a result of changes to existing regulations, subsequently adopted regulations or otherwise, our comprehensive income in Venezuela and financial condition could be further adversely affected. More generally, future currency devaluations or the imposition of exchange controls in any of the countries where we operate may potentially increase our operating costs, which could have an adverse effect on our financial position, results of operations and comprehensive income.

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

Heineken operates in a large number of countries.

Heineken is a global brewer and distributor of beer in a large number of countries. Because of FEMSA’s investment in Heineken, FEMSA shareholders are indirectly exposed to the political, economic and social circumstances affecting the markets in which Heineken is present, which may have an adverse effect on the value of FEMSA’s interest in Heineken, and, consequently, the value of FEMSA shares.

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

As of March 8, 2016, a voting trust, of which the participants are members of seven families, owned 38.69% of our capital stock and 74.86% of our capital stock with full voting rights, consisting of Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related-Party Transactions” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

Holders of Series D-B and D-L Shares have limited voting rights.

Holders of Series D-B and D-L Shares have limited voting rights and are only entitled to vote on specific matters, such as certain changes in the form of our corporate organization, dissolution, or liquidation, a merger with a company with a distinct corporate purpose, a merger in which we are not the surviving entity, a change of our jurisdiction of incorporation, the cancellation of the registration of the Series D-B and D-L Shares and any other matters that expressly require approval from such holders under the Mexican Securities Law. As a result of these limited voting rights, Series D-B and D-L holders will not be able to influence our business or operations. See “Item 7. Major Shareholders and Related-Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

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

We are a holding company. Accordingly, our cash flows are principally derived from dividends, interest and other distributions made to us by our subsidiaries. Currently, our subsidiaries do not have contractual obligations that require them to pay dividends to us. In addition, debt and other contractual obligations of our subsidiaries may in the future impose restrictions on our subsidiaries’ ability to make dividend or other payments to us, which in turn may adversely affect our ability to pay dividends to shareholders and meet our debt and other obligations. As of March 31, 2016, we had no restrictions on our ability to pay dividends. Further, our non-controlling shareholder position in Heineken means that we will be unable to require payment of dividends with respect to the Heineken shares.

ITEM 4.	INFORMATION ON THE COMPANY

The Company

Overview

We are a Mexican company headquartered in Monterrey, Mexico, and our origin dates back to 1890. Our company was incorporated on May 30, 1936 and has a duration of 99 years. The duration can be extended indefinitely by resolution of our shareholders. Our legal name is Fomento Económico Mexicano, S.A.B. de C.V., and in commercial and business contexts we frequently refer to ourselves as FEMSA. Our principal headquarters are located at General Anaya No. 601 Pte., Colonia Bella Vista, Monterrey, Nuevo León 64410, Mexico. Our telephone number at this location is (+52-81) 8328-6000. Our website is www.femsa.com. We are organized as a sociedad anónima bursátil de capital variable under the laws of Mexico.

We conduct our operations through the following principal holding companies:

•	Coca-Cola FEMSA, which produces, distributes and sells beverages and is the largest franchise bottler of Coca-Cola products in the world;

•

FEMSA Comercio, comprising a Retail Division operating various small-format chain stores, including OXXO, the largest and fastest-growing chain in Latin America, and a Fuel Division operating the OXXO GAS chain of retail service stations for fuels, motor oils and other car care products. As of December 31, 2015, the Fuel Division is treated as a separate business segment; and

•	CB Equity LLP, which holds our equity investment in Heineken, one of the world’s leading brewers, with operations in over 70 countries.

Corporate Background

FEMSA traces its origins to the establishment of Mexico’s first brewery, Cervecería Cuauhtémoc, S.A., which was founded in 1890 by four Monterrey businessmen: Francisco G. Sada, José A. Muguerza, Isaac Garza and José M. Schneider. Descendants of certain of the founders of Cervecería Cuauhtémoc, S.A. are participants of the voting trust that controls the management of our company.

The strategic integration of the company dates back to 1936 when its packaging operations were established to supply crown caps to the brewery. During this period, these operations were part of what was known as the Monterrey Group, which also included interests in banking and steel businesses and other packaging operations.

In 1974, the Monterrey Group was split between two branches of the descendants of the founding families of Cervecería Cuauhtémoc, S.A. The steel and other packaging operations formed the basis for the creation of Corporación Siderúrgica, S.A. (now Alfa, S.A.B. de C.V.), controlled by the Garza Sada family, and the beverage and banking operations were consolidated under the Valores Industriales, S.A. de C.V. (the corporate predecessor of FEMSA) corporate umbrella controlled by the Garza Lagüera family. FEMSA’s shares were first listed on what is now the Bolsa Mexicana de Valores, S.A.B. de C.V. (which we refer to as the Mexican Stock Exchange) on September 19, 1978. Between the decades of 1970 and 1980, FEMSA diversified its operations through acquisitions in the soft drinks and mineral water industries, the establishment of the first stores under the trade name OXXO and other investments in the hotel, construction, auto parts, food and fishing industries, which were considered non-core businesses and were subsequently divested.

In the 1990s, we began a series of strategic transactions to strengthen the competitive positions of our operating subsidiaries. These transactions included the sale of a 30% strategic interest in Coca-Cola FEMSA to a wholly-owned subsidiary of The Coca-Cola Company and a subsequent public offering of Coca-Cola FEMSA shares, both of which occurred in 1993. Coca-Cola FEMSA listed its L shares on the Mexican Stock Exchange and, in the form of American Depositary Shares, or ADSs, on the New York Stock Exchange, or NYSE.

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

In May 2003, our subsidiary Coca-Cola FEMSA expanded its operations throughout Latin America by acquiring 100% of Panamerican Beverages, Inc. (which we refer to as Panamco), then the largest soft drink bottler in Latin America in terms of sales volume in 2002. Through its acquisition of Panamco, Coca-Cola FEMSA began producing and distributing Coca-Cola trademark beverages in additional territories in Mexico, Central America, Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories.

In April 2008, FEMSA shareholders approved a proposal to amend our bylaws in order to preserve the unit structure for our shares that has been in place since May 1998, and to maintain our existing share structure beyond May 11, 2008. Our bylaws previously provided that on May 11, 2008 our Series D-B Shares would convert into Series B Shares and our Series D-L Shares would convert into Series L Shares with limited voting rights. In addition, our bylaws provided that, on May 11, 2008, our current unit structure would cease to exist and each of our B Units would be unbundled into five Series B Shares, while each BD Unit would unbundle into three Series B Shares and two newly issued Series L Shares. Following the April 22, 2008 shareholder approvals, the automatic conversion of our share and unit structures no longer exist, and, absent shareholder action, our share structure will continue to be composed of Series B Shares, which must represent not less than 51% of our outstanding capital stock, and Series D-B and Series D-L Shares, which together may represent up to 49% of our outstanding capital stock. Our Unit structure, absent shareholder action, will continue to consist of B Units, which bundle five Series B Shares, and BD Units, which bundle one Series B Share, two Series D-B Shares and two Series D-L Shares. See “Item 9. The Offer and Listing—Description of Securities.”

In January 2010, FEMSA announced that its board of directors unanimously approved a definitive agreement under which FEMSA would exchange its brewery business of Cuauhtémoc Moctezuma for a 20% economic interest in Heineken Group, one of the world’s leading brewers. In April 2010, FEMSA announced the closing of the transaction, after Heineken N.V., Heineken Holding N.V. and FEMSA approved the transaction. Under the terms of the agreement, FEMSA received 43,018,320 shares of Heineken Holding N.V. and 43,009,699 shares of Heineken N.V., with an additional 29,172,504 shares of Heineken N.V. (which shares we refer to as the Allotted Shares) delivered pursuant to an allotted share delivery instrument, or the ASDI, with the final installment delivered in October 2011. As of December 31, 2015, FEMSA’s interest in Heineken N.V. represented 12.53% of Heineken N.V.’s outstanding capital and 14.94% of Heineken Holding N.V.’s outstanding capital, resulting in our 20% economic interest in the Heineken Group. The principal terms of the Heineken transaction documents are summarized below in “Item 10. Additional Information—Material Contracts.”

In January 2013, as part of Coca-Cola FEMSA’s efforts to expand its geographic reach, it acquired a 51% non-controlling majority stake in CCFPI from The Coca-Cola Company. Coca-Cola FEMSA has an option to acquire the remaining 49% stake in CCFPI at any time during the seven years following the closing date. Coca-Cola FEMSA also has a put option to sell its ownership in CCFPI to The Coca-Cola Company commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date. Coca-Cola FEMSA currently manages the day-to-day operations of the business; however, pursuant to its shareholders’ agreement with The Coca-Cola Company (a) during a four-year period ending January 25, 2017 all decisions must be approved jointly with The Coca-Cola Company, (b) following this four-year period, all decisions related to the annual normal operations plan and any other ordinary matters will be approved only by Coca-Cola FEMSA (c) The Coca-Cola Company has the right to appoint (and may remove) CCFPI’s chief financial officer, and (d) Coca-Cola FEMSA has the right to appoint (and may remove) the chief executive officer and all other officers of CCFPI. Coca-Cola FEMSA currently records its investment in CCFPI using the equity method.

In May 2013, Coca-Cola FEMSA closed its merger with Grupo Yoli, a Mexican bottler operating mainly in the state of Guerrero as well as in parts of the state of Oaxaca.

In May 2013, FEMSA Comercio through one of its subsidiaries, Cadena Comercial de Farmacias, S.A.P.I. de C.V. (which we refer to as CCF), closed the acquisition of Farmacias YZA, a leading drugstore operator in Southeast Mexico, headquartered in Merida, Yucatan. The founding shareholders of Farmacias YZA hold a 25% stake in CCF. In a separate transaction, on May 13, 2013, CCF acquired Farmacias FM Moderna, a leading drugstore operator in the western state of Sinaloa.

In August 2013, Coca-Cola FEMSA closed its acquisition of Companhia Fluminense, a franchise that operates in parts of the states of Sao Paulo, Minas Gerais and Rio de Janeiro in Brazil.

In October 2013, our Board of Directors agreed to separate the roles of chairman of the Board and Chief Executive Officer, ratifying José Antonio Fernández Carbajal as Executive Chairman of the Board and naming Carlos Salazar Lomelín as Chief Executive Officer of FEMSA.

In October 2013, Coca-Cola FEMSA closed its acquisition of Spaipa, a Brazilian bottler with operations in the state of Parana and in parts of the state of Sao Paulo. For more information on Coca-Cola FEMSA’s recent transactions, see “Item 4. Information on the Company—Coca-Cola FEMSA – Corporate History”.

In December 2013, FEMSA Comercio, through one of its subsidiaries, purchased the operating assets and trademarks of Doña Tota, a leading quick-service restaurant operator in Mexico. The founding shareholders of Doña Tota hold a 20% stake in the FEMSA Comercio subsidiary that now operates the Doña Tota business.

Since 1995, FEMSA Comercio has provided services to retail service stations for fuels, motor oils and other car care products through agreements with third parties that own Petroleos Mexicanos (“PEMEX”) franchises. In March 2015, following changes to the legal framework and considering the potential expansion and synergies arising from this business as part of Mexico’s energy reform, FEMSA Comercio began to acquire PEMEX’s service station franchises and to obtain permits from PEMEX to operate such service stations as franchisee.

In June 2015, CCF acquired 100% of Farmacias Farmacon, a regional pharmacy chain consisting at that time of more than 200 stores in the northwestern Mexican states of Sinaloa, Sonora, Baja California and Baja California Sur.

In September 2015, FEMSA Comercio acquired 60% of Grupo Socofar (which we refer to as Socofar), a leading South American drugstore operator based in Santiago, Chile. Socofar operated at that time, directly and through franchises, more than 600 drugstores and 150 beauty stores throughout Chile and over 150 drugstores throughout Colombia. FEMSA Comercio has the right to appoint the majority of the members of Socofar’s board of directors and exercises day-to-day operating control over Socofar. As part of the shareholders agreement entered into with the former controlling shareholder, such minority shareholder has the right to appoint two members of the board of directors of Socofar. In connection with the acquisition of 60% of Socofar, FEMSA Comercio entered into option transactions regarding the remaining 40% non-controlling interest not held by FEMSA Comercio. The former controlling shareholders of Socofar may be able to put some or all of that interest to FEMSA Comercio beginning (i) 42 months after the acquisition, upon the occurrence of certain events and (ii) 60 months after the initial acquisition, in any event, FEMSA Comercio can call the remaining 40% non-controlling interest beginning on the seventh anniversary of the initial acquisition date. Both of these options would be exercisable at the then fair value of the interest and shall remain indefinitely.

Ownership Structure

We conduct our business through our principal sub-holding companies as shown in the following diagram and table:

Principal Sub-holding Companies—Ownership Structure

As of March 31, 2016

(1)	Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as CIBSA.

(2)	Percentage of issued and outstanding capital stock owned by CIBSA (63% of Coca-Cola FEMSA’s capital stock with full voting rights). See “Item 4. Information on the Company – Coca-Cola FEMSA – Capital Stock.”

(3)	Ownership in CB Equity held through various FEMSA subsidiaries.

(4)	Combined economic interest in Heineken N.V. and Heineken Holding N.V.

(5)	Includes FEMSA Comercio – Retail Division and FEMSA Comercio – Fuel Division.

The following table presents an overview of our operations by reportable segment and by geographic area:

Operations by Segment—Overview

Year Ended December 31, 2015 and % of growth (decrease) vs. previous year

	Coca-Cola FEMSA				FEMSA Comercio – Retail Division				FEMSA Comercio – Fuel Division(4)			CB Equity(1)
	(in millions of Mexican pesos, except for employees and percentages)
Total revenues	Ps.	152,360	3%		Ps.	132,891	21%		Ps.	18,510	NA	Ps.	—	—
Gross Profit		72,030	5%			47,291	20%			1,420	NA		—	—
Share of the profit (loss) of associates and joint ventures accounted for using the equity method, net of taxes		155	224	%(2)		(10)	(127	%)(3)		—	NA		5,879	12%
Total assets		210,249	(1%)			67,211	54%			3,230	NA		95,502	11%
Employees		83,712	0.4%			133,748	21%			4,551	NA		—	—

(1)	CB Equity holds our Heineken N.V. and Heineken Holding N.V. shares.

(2)	Reflects the percentage increase between the gain of Ps. 155 million recorded in 2015 and the loss of Ps. 125 million recorded in 2014.

(3)	Reflects the percentage decrease between the loss of Ps. 10 million recorded in 2015 and the gain of Ps. 37 million recorded in 2014.

(4)	The operations that compose our FEMSA Comercio – Fuel Division were acquired and have been treated as a separate business segment since 2015. As such, no results of operations are available for this segment for periods prior to 2015.

Total Revenues Summary by Segment(1)

	Year Ended December 31,
	2015		2014		2013
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	152,360	Ps.	147,298	Ps.	156,011
FEMSA Comercio – Retail Division		132,891		109,624		97,572
FEMSA Comercio – Fuel Division		18,510		—		—
Other		22,774		20,069		17,254
Consolidated total revenues	Ps.	311,589	Ps.	263,449	Ps.	258,097

(1)	The sum of the financial data for each of our segments differs from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.

Total Revenues Summary by Geographic Area(1)

	Year Ended December 31,
	2015		2014		2013
	(in millions of Mexican pesos)
Mexico and Central America(2)	Ps.	228,563	Ps.	186,736	Ps.	171,726
South America(3)		74,928		69,172		55,157
Venezuela		8,904		8,835		31,601
Consolidated total revenues	Ps.	311,589	Ps.	263,449	Ps.	258,097

(1)	The sum of the financial data for each geographic area differs from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation.

(2)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico-only) revenues were Ps. 218,809 million, Ps. 178,125 million and Ps. 163,351 million for the years ended December 31, 2015, 2014 and 2013, respectively.

(3)	South America includes Brazil, Colombia, Argentina and Chile. South America revenues include revenues from our operations in Brazil of Ps. 39,749 million, Ps. 45,799 million and Ps. 31,138 million; revenues from our operations in Colombia of Ps. 14,283 million, Ps. 14,207 million and Ps. 13,354 million; revenues from our operations in Argentina of Ps. 14,004 million, Ps. 9,714 million and Ps. 10,729 million, for the years ended December 31, 2015, 2014 and 2013, respectively and revenues from our operations in Chile of Ps. 7,586 million for the year ended December 31, 2015.

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2015:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA:	Mexico	100.0%
Coca-Cola FEMSA	Mexico	47.9	%(1)
Emprex:	Mexico	100.0%
FEMSA Comercio(2)	Mexico	100.0%
CB Equity(3)	United Kingdom	100.0%

(1)	Percentage of capital stock. FEMSA, through CIBSA, owns 63% of the shares of Coca-Cola FEMSA with full voting rights.

(2)	Includes FEMSA Comercio – Retail Division and FEMSA Comercio – Fuel Division.

(3)	Ownership in CB Equity held through various FEMSA subsidiaries. CB Equity holds our Heineken N.V and Heineken Holding N.V. shares.

Business Strategy

We understand the importance of connecting with our end consumers by interpreting their needs, and ultimately delivering the right products to them for the right occasions and the optimal value proposition. We strive to achieve this by developing brand value, expanding our significant distribution capabilities and improving the efficiency of our operations while aiming to reach our full potential. We continue to improve our information gathering and processing systems in order to better know and understand what our consumers want and need, and we are improving our production and distribution by more efficiently leveraging our asset base.

Our objective is to create economic, social and environmental value for our stakeholders—including our employees, our consumers, our shareholders and the enterprises and institutions within our society—now and into the future.

We believe that the competencies that our businesses have developed can be replicated in other geographic regions. This underlying principle guided our consolidation and growth efforts, which led to our current continental footprint. We have presence in Mexico, Central and South America and the Philippines including some of the most populous metropolitan areas in Latin America—which has provided us with opportunities to create value through both an improved ability to execute our strategies in complex markets and the use of superior marketing tools. We have also increased our capabilities to operate and succeed in other geographic regions by improving management skills in order to obtain a precise understanding of local consumer needs. Going forward, we intend to use those capabilities to continue our international expansion of both Coca-Cola FEMSA and FEMSA Comercio, expanding both our geographic footprint and our presence in the non-alcoholic beverage industry and small box retail formats, as well as taking advantage of potential opportunities across markets to leverage our skill set and key competencies. One such opportunity is our recent entry into the retail service station business for fuels, motor oils and other car care products in Mexico, through FEMSA Comercio – Fuel Division, where we are applying our retail and operational capabilities to develop an attractive value proposition for consumers, while creating synergies with our OXXO stores.

Coca-Cola FEMSA

Overview

Coca-Cola FEMSA is the largest franchise bottler of Coca-Cola trademark beverages in the world. It operates in territories in the following countries:

•	Mexico—a substantial portion of central Mexico, the southeast and northeast of Mexico (including the Gulf region).

•	Central America—Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

•	Colombia—most of the country.

•	Venezuela—nationwide.

•	Brazil—a major part of the states of Sao Paulo and Minas Gerais, the states of Parana and Mato Grosso do Sul and part of the states of Rio de Janeiro and Goias.

•	Argentina—Buenos Aires and surrounding areas.

•	Philippines—nationwide (through a joint venture with The Coca-Cola Company).

Coca-Cola FEMSA was incorporated on October 30, 1991 as a stock corporation with variable capital (sociedad anónima de capital variable) under the laws of Mexico for a term of 99 years. On December 5, 2006, as required by amendments to the Mexican Securities Market Law, Coca-Cola FEMSA became a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable). Coca-Cola FEMSA’s legal name is Coca-Cola FEMSA, S.A.B. de C.V. Coca-Cola FEMSA’s principal executive offices are located at Calle Mario Pani No. 100, Colonia Santa Fe Cuajimalpa, Delegación Cuajimalpa de Morelos, 05348, Mexico City, Mexico. Coca-Cola FEMSA’s telephone number at this location is (52-55) 1519-5000. Coca-Cola FEMSA’s website is www.coca-colafemsa.com.

The following is an overview of Coca-Cola FEMSA’s operations by consolidated reporting segment in 2015.

Operations by Consolidated Reporting Segment—Overview

Year Ended December 31, 2015

	Revenues			Gross Profit
	(in millions of Mexican pesos, except percentages)
Mexico and Central America(1)	Ps.	78,709	51.7%	Ps.	40,130	55.7%
South America(2) (excluding Venezuela)		64,752	42.5%		27,532	38.2%
Venezuela		8,899	5.8%		4,368	6.1%

Consolidated	Ps.	152,360	100.0%	Ps.	72,030	100.0%

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

Corporate History

Coca-Cola FEMSA commenced operations in 1979, when one of our subsidiaries acquired certain sparkling beverage bottlers in Mexico City and surrounding areas. In 1991, we transferred our ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., the corporate predecessor to Coca-Cola FEMSA.

In June 1993, a subsidiary of The Coca-Cola Company subscribed for 30% of Coca-Cola FEMSA’s capital stock in the form of Series D shares. In September 1993, we sold Series L shares that represented 19% of Coca-Cola FEMSA’s capital stock to the public, and Coca-Cola FEMSA listed these shares on the Mexican Stock Exchange and, in the form of ADSs, on the NYSE.

In a series of transactions since 1994, Coca-Cola FEMSA has acquired new territories, brands and other businesses which today comprise Coca-Cola FEMSA’s business. In May 2003, Coca-Cola FEMSA acquired Panamerican Beverages Inc., or Panamco, and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories.

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

In July 2008, Coca-Cola FEMSA acquired the Agua de los Angeles bulk water business in Mexico City and surrounding areas from Grupo Embotellador CIMSA, S.A. de C.V., at the time one of the Coca-Cola bottling franchises in Mexico. The trademarks remain with The Coca-Cola Company. Coca-Cola FEMSA subsequently merged Agua de los Angeles into its bulk water business under the Ciel brand.

In February 2009, Coca-Cola FEMSA acquired together with The Coca-Cola Company, the Brisa bottled water business in Colombia from Bavaria, S.A., a subsidiary of SABMiller plc. Coca-Cola FEMSA acquired the production assets and the distribution territory and The Coca-Cola Company acquired the Brisa brand.

In May 2009, Coca-Cola FEMSA entered into an agreement to manufacture, distribute and sell the Crystal trademark water products in Brazil jointly with The Coca-Cola Company.

In August 2010, Coca-Cola FEMSA acquired from The Coca-Cola Company along with other Brazilian Coca-Cola bottlers, Leão Alimentos e Bebidas, Ltda. or Leão Alimentos, manufacturer and distributor of the Matte Leão tea brand, which would later be integrated with the Brazilian operations of Jugos del Valle.

In March 2011, Coca-Cola FEMSA acquired, together with The Coca-Cola Company, Grupo Industrias Lácteas, S.A. (also known as Estrella Azul), a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama.

In October 2011, Coca-Cola FEMSA merged with Grupo Tampico, a Mexican bottler with operations in the states of Tamaulipas, San Luis Potosi and Veracruz, as well as in parts of the states of Hidalgo, Puebla and Queretaro.

In December 2011, Coca-Cola FEMSA merged with Grupo CIMSA, a Mexican Coca-Cola bottler with operations mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacan. As part of its merger with Grupo CIMSA, Coca-Cola FEMSA also acquired a 13.2% equity interest in Promotora Industrial Azucarera, S.A de C.V., or PIASA.

In May 2012, Coca-Cola FEMSA merged with Grupo Fomento Queretano, a Mexican bottler with operations mainly in the state of Queretaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. As part of Coca-Cola FEMSA’s merger with Grupo Fomento Queretano it also acquired an additional 12.9% equity interest in PIASA.

In August 2012, Coca-Cola FEMSA acquired, through Jugos del Valle, an indirect participation in Santa Clara Mercantil de Pachuca, S.A. de C.V., or Santa Clara, a producer of milk and dairy products in Mexico.

In January 2013, Coca-Cola FEMSA acquired a 51% non-controlling majority stake in CCFPI from The Coca-Cola Company.

In May 2013, Coca-Cola FEMSA merged with Grupo Yoli, a Mexican bottler with operations mainly in the state of Guerrero as well as in parts of the state of Oaxaca. As part of its merger with Grupo Yoli, Coca-Cola FEMSA also acquired an additional 10.1% equity interest in PIASA, for a total ownership as of April 8, 2016 of 36.3%.

In August 2013, Coca-Cola FEMSA acquired Companhia Fluminense, a franchise that operates in parts of the states of Sao Paulo, Minas Gerais and Rio de Janeiro in Brazil. As part of Coca-Cola FEMSA’s acquisition of Companhia Fluminense, Coca-Cola FEMSA also acquired an additional 1.2% equity interest in Leão Alimentos.

In October 2013, Coca-Cola FEMSA acquired Spaipa a Brazilian bottler with operations in the state of Parana and in parts of the state of Sao Paulo. As part of its acquisition of Spaipa, Coca-Cola FEMSA also acquired an additional 5.8% equity interest in Leão Alimentos, for a total ownership as of April 8, 2016 of 24.4%, and a 50% stake in Fountain Água Mineral Ltda., a joint venture to develop the water category together with The Coca-Cola Company.

Capital Stock

As of April 15, 2016, we indirectly owned Series A shares equal to 47.9% of Coca-Cola FEMSA’s capital stock (63% of Coca-Cola FEMSA’s capital stock with full voting rights). As of April 15, 2016, The Coca-Cola Company indirectly owned Series D shares equal to 28.1% of the capital stock of Coca-Cola FEMSA (37% of the capital stock with full voting rights). Series L shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the NYSE, constitute the remaining 24% of Coca-Cola FEMSA’s capital stock.

Business Strategy

Coca-Cola FEMSA operates with a large geographic footprint in Latin America. In January 2015, Coca-Cola FEMSA restructured the management of its operations as follows: (i) Mexico (covering certain territories in Mexico); (ii) Latin America (covering certain territories in Guatemala, and all of Nicaragua, Costa Rica and Panama, certain territories in Argentina, most of Colombia and all of Venezuela); (iii) Brazil (covering a major part of the states of Sao Paulo and Minas Gerais, the states of Parana and Mato Grosso do Sul and part of the states of Rio de Janeiro and Goias), and (iv) Asia (covering all of the Philippines through a joint venture with The Coca-Cola Company). Through this restructuring, Coca-Cola FEMSA created a more flexible organizational structure to execute its strategies and continue with its track record of growth. Coca-Cola FEMSA has also aligned its business strategies more efficiently, ensuring a faster introduction of new products and categories, and a more rapid and effective design and deployment of commercial models.

To maximize growth and profitability and to create value for its shareholders and customers, Coca-Cola FEMSA plans on executing the following key strategies: (i) continue evolving its commercial and client segmentation models to capture the industry’s long-term value potential; (ii) implement multi-segmentation strategies to target customers by consumption occasion, competitive environment and income level; (iii) implement well-planned product development, packaging, pricing and marketing strategies through different distribution channels; (iv) drive product innovation along its different product categories; (v) develop new businesses and distribution channels; and (vi) drive operational efficiencies throughout its organization to achieve the full operating potential of its commercial models and processes. In furtherance of these efforts, Coca-Cola FEMSA intends to continue to focus on, among other initiatives, the following:

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

•

strengthening its selling capabilities and go-to-market strategies, including pre-sale, conventional selling and hybrid routes, in order to get closer to its customers and help them satisfy the beverage needs of consumers;

•	implementing selective packaging strategies designed to increase consumer demand for its products and to build a strong returnable base for the Coca-Cola brand;

•	replicating its best practices throughout the value chain;

•	rationalizing and adapting its organizational and asset structure in order to be in a better position to anticipate and respond to industry changes and trends in a competitive environment;

•	building a multi-cultural collaborative team, from top to bottom; and

•	broadening its geographic footprint through organic growth and strategic joint ventures, mergers and acquisitions.

Coca-Cola FEMSA seeks to increase sales of its products in the territories where it operates. To that end, Coca-Cola FEMSA’s marketing teams continuously develop sales strategies tailored to its different customers across of its various territories and distribution channels. Coca-Cola FEMSA continues to develop its product portfolio to better meet market demand and maintain its overall profitability. To stimulate and respond to consumer demand, Coca-Cola FEMSA continues to introduce new categories, products and presentations. See “Item 4. Information on the Company—Coca-Cola FEMSA—Product and Packaging Mix.” In addition, because Coca-Cola FEMSA views its relationship with The Coca-Cola Company as integral to its business, Coca-Cola FEMSA uses market information systems and strategies developed with The Coca-Cola Company to improve its business and marketing strategies. See “Item 4. Information on the Company—Coca-Cola FEMSA—Marketing.”

Coca-Cola FEMSA also continuously seeks to increase productivity in its facilities through infrastructure and process reengineering for improved asset utilization. Coca-Cola FEMSA’s capital expenditure program includes investments in production and distribution facilities, bottles, cases, coolers and information systems. Coca-Cola FEMSA believes that this program will allow it to maintain its capacity and flexibility to innovate and to anticipate and respond to consumer demand for its products.

As mentioned above, in 2015, Coca-Cola FEMSA redesigned its corporate structure to strengthen the core functions of its organization. Through this restructuring, Coca-Cola FEMSA created specialized departments (centers of excellence) focused on manufacturing, distribution and logistics, commercial, and IT innovation areas. These departments not only enable centralized collaboration and knowledge sharing, but also drive standards of excellence and best practices in Coca-Cola FEMSA’s key strategic capabilities. Coca-Cola FEMSA’s priorities include enhanced manufacturing efficiency, improved distribution and logistics, and cutting-edge IT-enabled commercial innovation.

Coca-Cola FEMSA focuses on management quality as a key element of its growth strategy and remains committed to fostering the development of quality management at all levels. Coca-Cola FEMSA’s Strategic Talent Management Model is designed to enable it to reach its full potential by developing the capabilities of its employees and executives. This holistic model works to build the skills necessary for Coca-Cola FEMSA’s employees and executives to reach their maximum potential, while contributing to the achievement of its short- and long-term objectives. To support this capability development model, Coca-Cola FEMSA’s board of directors allocates a portion of its yearly operating budget to fund these management training programs.

Sustainable development is a comprehensive part of Coca-Cola FEMSA’s strategic framework for business operation and growth. Coca-Cola FEMSA bases its efforts in its core foundation, its ethics and values. Coca-Cola FEMSA focuses on three main areas, (i) its people, by encouraging the comprehensive development of its employees and their families; (ii) its communities, by promoting the generation of sustainable communities in which it serves, an attitude of health, self-care, adequate nutrition and physical activity, and evaluating the impact of its value chain; and (iii) the planet, by establishing guidelines that it believes will result in efficient use of natural resources to minimize the impact that its operations might have on the environment and create a broader awareness of caring for the environment.

CCFPI Joint Venture

On January 25, 2013, as part of Coca-Cola FEMSA’s efforts to expand its geographic reach, it acquired a 51% non-controlling majority stake in CCFPI from The Coca-Cola Company. Coca-Cola FEMSA has an option to acquire the remaining 49% stake in CCFPI at any time during the seven years following the closing date. Coca-Cola FEMSA also has a put option to sell its ownership in CCFPI to The Coca-Cola Company commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date. Coca-Cola FEMSA currently manages the day-to-day operations of the business; however, pursuant to its shareholders’ agreement with The Coca-Cola Company (a) during a four-year period ending January 25, 2017 all decisions must be approved jointly with The Coca-Cola Company, (b) following this four-year period, all decisions related to the annual normal operations plan and any other ordinary matters will be approved only by Coca-Cola FEMSA, (c) The Coca-Cola Company has the right to appoint (and may remove) CCFPI’s chief financial officer and (d) Coca-Cola FEMSA has the right to appoint (and may remove) the chief executive officer and all other officers of CCFPI.

As of December 31, 2015, Coca-Cola FEMSA’s investment under the equity method in CCFPI was Ps. 9,996 million. See Notes 10 and 26 to our audited consolidated financial statements. CCFPI’s product portfolio in the Philippines consists of Coca-Cola trademark beverages and its total sales volume in 2015 reached 522.5 million unit cases. The operations of CCFPI are comprised of 19 production plants and serve close to 806,369 customers.

The Philippines presents significant opportunities for further growth. Coca-Cola has been present in the Philippines since the start of the 20th century and since 1912 it has been locally producing Coca-Cola products. The Philippines received the first Coca-Cola bottling and distribution franchise in Asia. Coca-Cola FEMSA’s strategic framework for growth in the Philippines is based on three pillars: portfolio, route to market and supply chain.

Coca-Cola FEMSA’s Territories

The following map shows Coca-Cola FEMSA’s territories, including CCFPI, our joint venture in the Philippines with The Coca-Cola Company, giving estimates in each case of the population to which it offers products and the number of retailers its beverages as of December 31, 2015:

Coca-Cola FEMSA’s Products

Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas, milk, value-added dairy and isotonic drinks). The following table sets forth Coca-Cola FEMSA’s main products as of December 31, 2015:

Colas:	Mexico and Central America(1)	South America(2)	Venezuela
Coca-Cola	✓	✓	✓
Coca-Cola Light	✓	✓	✓
Coca-Cola Zero	✓	✓
Coca-Cola Life	✓	✓

Flavored Sparkling Beverages:	Mexico and Central America(1)	South America(2)	Venezuela
Ameyal	✓
Canada Dry	✓
Chinotto			✓
Crush		✓
Escuis	✓
Fanta	✓	✓
Fresca	✓
Frescolita	✓		✓
Hit			✓
Kist	✓
Kuat		✓
Lift	✓
Limon&Nada	✓
Mundet	✓
Naranja&Nada	✓
Quatro		✓
Schweppes	✓	✓	✓
Simba		✓
Sprite	✓	✓
Victoria	✓
Yoli	✓

Water:	Mexico and Central America(1)	South America(2)	Venezuela
Alpina	✓
Aquarius(3)		✓
Bonaqua		✓
Brisa		✓
Ciel	✓
Crystal		✓
Dasani	✓
Manantial		✓
Nevada			✓

Other Categories:	Mexico and Central America(1)	South America(2)	Venezuela
Cepita(4)		✓
Del Prado(5)	✓
Estrella Azul(6)	✓
FUZE Tea	✓		✓
Hi-C(7)	✓	✓
Santa Clara(8)	✓
Jugos del Valle(4)	✓	✓	✓
Matte Leão(9)		✓
Powerade(10)	✓	✓	✓
Valle Frut(11)	✓	✓	✓

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

(3)	Flavored water. In Brazil, also a flavored sparkling beverage.

(4)	Juice-based beverage.

(5)	Juice-based beverage in Central America.

(6)	Milk and value-added dairy and juices.

(7)	Juice-based beverage. Includes Hi-C Orangeade in Argentina.

(8)	Milk, value-added dairy and coffee.

(9)	Ready to drink tea.

(10)	Isotonic drinks.

(11)	Orangeade. Includes Del Valle Fresh in Costa Rica, Nicaragua, Panama, Colombia and Venezuela.

Sales Overview

Coca-Cola FEMSA measures total sales volume in terms of unit cases and number of transactions. “Unit case” refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. “Transactions” refers to the number of single units (e.g. a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving. Except when specifically indicated, “sales volume” in this annual report refers to sales volume in terms of unit cases.

The following table illustrates Coca-Cola FEMSA’s historical sales volume for each of its consolidated territories.

	Year Ended December 31,
	2015	2014	2013(1)
	(millions of unit cases)
Mexico and Central America
Mexico	1,784.5	1,754.9	1,798.0
Central America(2)	167.8	163.6	155.6
South America (excluding Venezuela)
Colombia	320.0	298.4	275.7
Brazil(3)	693.6	733.5	525.2
Argentina	233.9	225.8	227.1
Venezuela	235.6	241.1	222.9

Consolidated Volume	3,435.6	3,417.3	3,204.5

(1)	Includes volume from the operations of Grupo Yoli from June 2013, Companhia Fluminense from September 2013 and Spaipa from November 2013.

(2)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

(3)	Excludes beer sales volume.

The total number of transactions reported by Coca-Cola FEMSA in 2015 grew 0.7% to 20,279.6 million transactions as compared to 2014. Excluding Coca-Cola FEMSA’s Venezuelan operations, the number of transactions reported by Coca-Cola FEMSA in 2015 would have grown 1.1% to 18,961.5 million as compared to 2014. On the same basis, total transactions reported by Coca-Cola FEMSA’s sparkling beverage portfolio in 2015 would have grown 0.4% as compared to 2014, mainly driven by the positive performance in Mexico, Colombia, Argentina and Central America; total transactions reported for Coca-Cola FEMSA’s still beverage category would have grown 6% as compared to 2014, mainly driven by Colombia, Mexico and Argentina; and transactions reported for bottled water, including bulk water, would have grown 1.6% as compared to 2014, driven by the performance in Colombia and Argentina.

The number of transactions reported by Coca-Cola FEMSA in 2015 in its Mexico and Central America division grew 2.4% to 10,877.1 million transactions as compared to 2014. The number of transactions reported for its sparkling beverage portfolio in 2015 in this division grew 2.8% as compared to 2014, mainly driven by a 2.9% growth in Mexico; transactions reported for its still beverage category in 2015 in this division increased by 6.1% as compared to 2014; and transactions reported for bottled water, including bulk water, decreased 6.4% as compared to 2014, driven by a 7.4% contraction in Mexico. In 2015, the total number of transactions in its Mexican operations and its Central American operations grew 2.3% and 2.8%, respectively, in each case as compared to 2014.

The number of transactions reported by Coca-Cola FEMSA in 2015 in its South America division, excluding Venezuela, decreased 0.7% to 8,084.3 million transactions as compared to 2014. The number of transactions reported for its sparkling beverage portfolio in 2015 in this division decreased 2.7% as compared to 2014, driven by a contraction of 6.4% in Brazil which was partially offset by the positive performance in Colombia and Argentina; transactions reported for its still beverage category in 2015 in this division increased 5.9% as compared to 2014; and transactions reported for bottled water, including bulk water, grew 10% as compared to 2014. In 2015, the total number of transactions in its Brazilian operations decreased 6.6%, in its Colombian operation grew 9.6% and in its Argentine operations grew 5.5%, in each case as compared to 2014.

The number of transactions reported by Coca-Cola FEMSA in 2015 in its Venezuela division decreased 3.6% to 1,318.1 million transactions as compared to 2014. The number of transactions reported for its sparkling beverage portfolio in 2015 in this division decreased 3.2% as compared to 2014, mainly driven by a contraction of 8.7% in its flavored sparkling beverage category; transactions reported for its still beverage category in 2015 in this division decreased 12.5% as compared to 2014; and transactions reported for bottled water, including bulk water, grew 5.3% as compared to 2014.

Product and Packaging Mix

From the more than 113 brands and line extensions of beverages that Coca-Cola FEMSA sells and distributes, Coca-Cola FEMSA’s most important brand, Coca-Cola, together with its line extensions, Coca-Cola Light, Coca-Cola Life and Coca-Cola Zero, accounted for 60.8% of total sales volume in 2015. Coca-Cola FEMSA’s next largest brands, Ciel (a water brand from Mexico and its line extensions), Fanta (and its line extensions), Sprite (and its line extensions) and ValleFrut (and its line extensions) accounted for 11.1%, 4.7%, 2.9% and 2.9%, respectively, of total sales volume in 2015. Coca-Cola FEMSA uses the term line extensions to refer to the different flavors and low-calorie versions in which it offers its brands. Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of polyethylene terephthalate, which we refer to as PET.

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

The characteristics of Coca-Cola FEMSA’s territories are very diverse. Central Mexico and Coca-Cola FEMSA’s territories in Argentina are densely populated and have a large number of competing beverage brands as compared to the rest of its territories. Coca-Cola FEMSA’s territories in Brazil are densely populated but have lower consumption of beverage products as compared to Mexico. Portions of southern Mexico, Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower consumption of beverages. In Venezuela, Coca-Cola FEMSA faces operational disruptions from time to time, which may have an effect on its volumes sold, and consequently, may result in lower consumption.

The following discussion analyzes Coca-Cola FEMSA’s product and packaging mix by its consolidated reporting segments. The volume data presented is for the years 2015, 2014 and 2013.

Mexico and Central America. Coca-Cola FEMSA’s product portfolio consists of Coca-Cola trademark beverages, including the Jugos del Valle line of juice-based beverages.

The following table highlights historical sales volume and mix in Mexico and Central America for Coca-Cola FEMSA’s products:

	Year Ended December 31,
	2015	2014	2013(1)
	(in percentages, except for total sales volumes)
Total Sales Volume
Total (millions of unit cases)	1,952.4	1,918.5	1,953.6
Growth	1.8	(1.8)	4.4

Unit Case Volume Mix by Category
Sparkling beverages	74.0	73.2	73.1
Water(2)	20.2	21.3	21.2
Still beverages	5.8	5.5	5.7

Total	100.0	100.0	100.0

(1)	Includes volume from the operations of Grupo Yoli from June 2013.

(2)	Includes bulk water volumes.

In 2015, multiple serving presentations represented 64.6% of total sparkling beverages sales volume in Mexico, a 10 basis points increase compared to 2014; and 55% of total sparkling beverages sales volume in Central America, a 30 basis points decrease compared to 2014. Coca-Cola FEMSA’s strategy is to foster consumption of single serve presentations while maintaining multiple serving volumes. In 2015, returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 36.5% in Mexico, a 140 basis points decrease as compared to 2014; and 37.6% in Central America, a 280 basis points increase as compared to 2014.

In 2015, Coca-Cola FEMSA’s sparkling beverages volume as a percentage of total sales volume in its Mexico and Central America division increased marginally to 74% as compared with 2014.

Total sales volume in Coca-Cola FEMSA’s Mexico and Central America division reached 1,952.4 million unit cases in 2015, an increase of 1.8% compared to 1,918.5 million unit cases in 2014. The sales volume for Coca-Cola FEMSA’s sparkling beverage category increased 3%, mainly driven by the performance of Coca-Cola brand products. Coca-Cola FEMSA’s bottled water portfolio, including bulk water, decreased 3.5% mainly driven by a contraction of the Ciel brand in Mexico. Coca-Cola FEMSA’s still beverage category grew 5.8% mainly due to the performance of the Jugos del Valle portfolio, the Powerade brand and our Santa Clara dairy business in Mexico.

In 2014, multiple serving presentations represented 64.5% of total sparkling beverages sales volume in Mexico, a 170 basis points decrease compared to 2013; and 54.7% of total sparkling beverages sales volume in Central America, a 16 basis points decrease compared to 2013. Coca-Cola FEMSA’s strategy is to foster consumption of single serve presentations while maintaining multiple serving volumes. In 2014, returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 37.9% in Mexico, a 290 basis points increase as compared to 2013; and 34.8% in Central America, a 150 basis points increase as compared to 2013.

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

In 2013, multiple serving presentations represented 66.2% of total sparkling beverages sales volume in Mexico (including Grupo Fomento Queretano and Grupo Yoli), a 10 basis points decrease compared to 2012; and 56.3% of total sparkling beverages sales volume in Central America, a 50 basis points increase compared to 2012. In 2013, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 35% in Mexico (including Grupo Fomento Queretano and Grupo Yoli), a 160 basis points increase compared to 2012; and 33.3% in Central America, a 30 basis points decrease compared to 2012.

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

South America (Excluding Venezuela). Coca-Cola FEMSA’s product portfolio in South America consists mainly of Coca-Cola trademark beverages, including the Jugos del Valle line of juice-based beverages in Colombia and Brazil, and the Heineken beer brands, including Kaiser beer brands, in Brazil, which Coca-Cola FEMSA sells and distributes.

During 2013, as part of Coca-Cola FEMSA’s efforts to foster sparkling beverage consumption in Brazil, Coca-Cola FEMSA reinforced the 2.0-liter returnable plastic bottle for the Coca-Cola brand and introduced two single-serve 0.2 and 0.3 liter presentations. During 2014, in an effort to increase sales in its still beverage portfolio in the region, Coca-Cola FEMSA reinforced its Jugos del Valle line of business and Powerade brand.

The following table highlights historical total sales volume and sales volume mix in South America (excluding Venezuela), not including beer:

	Year Ended December 31,
	2015	2014	2013(1)
	(in percentages, except for total sales volume)
Total Sales Volume
Total (millions of unit cases)	1,247.6	1,257.7	1,028.1
Growth	(0.8)	22.6	6.3

Unit Case Volume Mix by Category
Sparkling beverages	82.8	84.1	84.1
Water(2)	10.4	9.7	10.1
Still beverages	6.8	6.2	5.8

Total	100.0	100.0	100.0

(1)	Includes volume from the operations of Companhia Fluminense from September 2013 and Spaipa from November 2013.

(2)	Includes bulk water volumes.

Total sales volume in Coca-Cola FEMSA’s South America division, excluding Venezuela, decreased 0.8% to 1,247.6 million unit cases in 2015 as compared to 2014, as a result of a volume contraction in Brazil which was partially compensated by volume growth in Colombia and Argentina. The still beverage category grew 7.5%, mainly driven by the Jugos del Valle line of business in Colombia and the Cepita and Hi-C brands in Argentina. Coca-Cola FEMSA’s sparkling portfolio decreased 2.3% mainly driven by the volume contraction in Brazil. Coca-Cola FEMSA’s bottled water portfolio, including bulk water, increased 7.5% driven by the performance of the Aquarius, Kin and Bonaqua brands in Argentina, the Manantial and Brisa brands in Colombia, and the Crystal brand in Brazil.

In 2015, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 29.1% in Colombia, a decrease of 290 basis points as compared to 2014; 22.4% in Argentina, an increase of 270 basis points and 16.9% in Brazil a 140 basis points increase as compared to 2014. In 2015, multiple serving presentations represented 70.6%, 84.5% and 75.7% of total sparkling beverages sales volume in Colombia, Argentina and Brazil, respectively.

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

In 2014, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 32% in Colombia, a decrease of 520 basis points as compared to 2013; 19.7% in Argentina, a decrease of 230 basis points; and 15.5% in Brazil a 50 basis points decrease compared to 2013. In 2014, multiple serving presentations represented 69.8%, 85.3% and 75% of total sparkling beverages sales volume in Colombia, Argentina and Brazil, respectively.

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

In 2013, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 37.2% in Colombia, a decrease of 320 basis points as compared to 2012; 22% in Argentina, a decrease of 690 basis points; and 16% in Brazil, excluding the non-comparable effect of Companhia Fluminense and Spaipa, a 170 basis points increase compared to 2012. In 2013, multiple serving presentations represented 66.7%, 85.2% and 72.9% of total sparkling beverages sales volume in Colombia, Argentina and Brazil on an organic basis, respectively.

Coca-Cola FEMSA continues to distribute and sell the Heineken beer portfolio, including Kaiser beer brands, in its Brazilian territories through the 20-year term, consistent with the arrangements in place since 2003 with Cervejarias Kaiser, a subsidiary of the Heineken Group. Beginning in the second quarter of 2005, Coca-Cola FEMSA ceased including beer that it distributes in Brazil in its reported sales volumes.

Venezuela. Coca-Cola FEMSA’s product portfolio in Venezuela consists of Coca-Cola trademark beverages.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,
	2015	2014	2013
	(in percentages, except for total sales volume)
Total Sales Volume
Total (millions of unit cases)	235.6	241.1	222.9
Growth	(2.3)	8.2	7.3

Unit Case Volume Mix by Category
Sparkling beverages	86.2	85.7	85.6
Water(1)	6.8	6.5	6.9
Still beverages	7.0	7.8	7.5

Total	100.0	100.0	100.0

(1)	Includes bulk water volumes.

Coca-Cola FEMSA has implemented a product portfolio rationalization strategy that allows it to minimize the impact of certain operating disruptions that have been recurrent in Venezuela over the last several years related to difficulties in accessing raw materials due to the delay in obtaining the corresponding import authorizations and the Venezuelan exchange controls. In addition, from time to time, Coca-Cola FEMSA experiences operating disruptions due to prolonged negotiations of collective bargaining agreements.

Total sales volume decreased 2.3% to 235.6 million unit cases in 2015, as compared to 241.1 million unit cases in 2014. The sales volume in the sparkling beverage category decreased 2.1%, driven by a contraction in our flavored sparkling beverage portfolio, which was partially compensated by the positive performance of the Coca-Cola brand, which grew 3.4%. The bottled water business, including bulk water, grew 6.1% mainly driven by the Nevada brand. The still beverage category decreased 11.3%.

In 2015, multiple serving presentations represented 82.4% of total sparkling beverages sales volume in Venezuela, a 50 basis points increase as compared to 2014. In 2015, returnable presentations represented 6.9% of total sparkling beverages sales volume in Venezuela, which remained flat as compared to 2014.

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

Total sales volume increased 7.3% to 222.9 million unit cases in 2013, as compared to 207.7 million unit cases in 2012. The sales volume in the sparkling beverage category grew 4.5%, driven by the strong performance of the Coca-Cola brand, which grew 10%. The bottled water business, including bulk water, grew 33.2% mainly driven by the Nevada brand. The still beverage category increased 23.5%, due to the performance of the Del Valle Fresh orangeade and Kapo.

In 2013, multiple serving presentations represented 80.9% of total sparkling beverages sales volume in Venezuela, a 100 basis points increase compared to 2012. In 2013, returnable presentations represented 6.8% of total sparkling beverages sales volume in Venezuela, an 80 basis points decrease compared to 2012.

Seasonality

Sales of Coca-Cola FEMSA’s products are seasonal in all of the countries where it operates, as its sales volumes generally increase during the summer of each country and during the year-end holiday season. In Mexico, Central America, Colombia and Venezuela, Coca-Cola FEMSA typically achieves its highest sales during the summer months of April through September as well as during the year-end holidays in December. In Brazil and Argentina, Coca-Cola FEMSA’s highest sales levels occur during the summer months of October through March and the year-end holidays in December.

Marketing

Coca-Cola FEMSA, in conjunction with The Coca-Cola Company, has developed a marketing strategy to promote the sale and consumption of its products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and retailer support programs to target the particular preferences of its consumers. Coca-Cola FEMSA’s consolidated marketing expenses in 2015, net of contributions by The Coca-Cola Company, were Ps. 3,447 million. The Coca-Cola Company contributed an additional Ps. 3,749 million in 2015, which mainly includes contributions for coolers, bottles and cases. Through the use of advanced information technology, Coca-Cola FEMSA has collected customer and consumer information that allow it to tailor its marketing strategies to target different types of customers located in each of its territories and to meet the specific needs of the various markets it serves.

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

National advertising campaigns are designed and proposed by The Coca-Cola Company’s local affiliates in the countries where Coca-Cola FEMSA operates, with Coca-Cola FEMSA’s input at the local or regional level. Point-of-sale merchandising and advertising efforts are proposed and implemented by Coca-Cola FEMSA, with a focus on increasing its connection with customers and consumers.

Channel Marketing. In order to provide more dynamic and specialized marketing of its products, Coca-Cola FEMSA’s strategy is to classify its markets and develop targeted efforts for each consumer segment or distribution channel. Coca-Cola FEMSA’s principal channels are small retailers, “on-premise” accounts such as restaurants and bars, supermarkets and third party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of beverage consumers in each of the different types of locations or distribution channels. In response to this analysis, Coca-Cola FEMSA tailors its product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

Multi-Segmentation. Coca-Cola FEMSA has implemented a multi-segmentation strategy in all of its markets. These strategies consist of the implementation of different product/price/package portfolios by market cluster or group. These clusters are defined based on consumption occasion, competitive environment and income level, rather than solely on the types of distribution channels.

Client Value Management. Coca-Cola FEMSA continues transforming its commercial models to focus on its customers’ value potential using a value-based segmentation approach to capture the industry’s potential. Coca-Cola FEMSA started the rollout of this new model in its Mexico, Central America, Colombia and Brazil operations in 2009. At the end of 2015, Coca-Cola FEMSA had successfully transformed the commercial models in all of its territories.

Coca-Cola FEMSA believes that the implementation of these strategies described above also enables it to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. In addition, it allows Coca-Cola FEMSA to be more efficient in the way it goes to market and invests its marketing resources in those segments that could provide a higher return. Coca-Cola FEMSA’s marketing, segmentation and distribution activities are facilitated by its management information systems, and are all incorporated within its recently created centers of excellence.

Centers of Excellence. Coca-Cola FEMSA’s centers of excellence focus on manufacturing, distribution and logistics, commercial, and IT innovation areas. These centers not only enable centralized collaboration and knowledge sharing, but also drive standards of excellence and best practices in its key strategic capabilities.

Manufacturing Center of Excellence. This center focuses on developing industry-leading operating models, practices and processes mainly by reducing operating costs, increasing efficiency and productivity of Coca-Cola FEMSA’s manufacturing assets, minimizing waste disposal by optimizing the materials used in Coca-Cola FEMSA’s manufacturing processes, and promoting high industrial quality and product safety. We are in the process of developing a Manufacturing Execution System, a new digital platform that will enable us to map and monitor performance at Coca-Cola FEMSA’s plants, including critical data from Coca-Cola FEMSA’s production equipment and processes.

Distribution and Logistics Center of Excellence. This center seeks to ensure best-in-class customer service by optimizing performance in Coca-Cola FEMSA’s supply chain, transport engineering and equipment design, warehouse management and secondary distribution from Coca-Cola FEMSA’s warehouses to the point of sale.

Commercial Center of Excellence. This center is designed to develop expertise and promote excellence across key commercial areas. The center establishes and aligns Coca-Cola FEMSA’s commercial views across key functional areas; identifies and replicates best commercial practices and processes, develops and enforces commercial performance standards; and drives innovation across Coca-Cola FEMSA’s commercial activities.

IT Innovation Center of Excellence. This center is established to support Coca-Cola FEMSA’s other centers of excellence by developing a comprehensive technological platform to create and foster innovative processes, technologies and capabilities to centralize information and promote knowledge sharing across Coca-Cola FEMSA’s strategic areas.

Product Sales and Distribution

The following table provides an overview of Coca-Cola FEMSA’s distribution centers and the retailers to which it sells its products:

	As of December 31, 2015
	Mexico and Central America(1)	South America(2)	Venezuela
Distribution centers	174	67	33
Retailers(3)	966,773	829,703	176,503

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

(3)	Estimated.

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

Coca-Cola FEMSA uses several sales and distribution models depending on market, geographic conditions and the customer’s profile: (i) the pre-sale system, which separates the sales and delivery functions, permitting trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing both sales and distribution efficiency; (ii) the conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck; (iii) a hybrid distribution system, where the same truck carries product available for immediate sale and product previously ordered through the pre-sale system; (iv) the telemarketing system, which could be combined with pre-sales visits; and (v) sales through third-party wholesalers of Coca-Cola FEMSA’s products.

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

Brazil. In Brazil, Coca-Cola FEMSA sold 33.4% of its total sales volume through modern distribution channels in 2015. Modern distribution channels in Brazil include large and organized chain retail outlets such as wholesale supermarkets, discount stores and convenience stores that sell fast-moving consumer goods, where retailers can buy large volumes of products from various producers. Also in Brazil, Coca-Cola FEMSA distributes finished products to retailers through a combination of its own fleet of trucks and third party distributors, while Coca-Cola FEMSA maintains control over the selling function. In designated zones in Brazil, third-party distributors purchase Coca-Cola FEMSA’s products at a discount from the wholesale price and resell the products to retailers.

Territories other than Mexico and Brazil. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. In most of Coca-Cola FEMSA’s territories, an important part of its total sales volume is sold through small retailers, with low supermarket penetration.

Competition

While Coca-Cola FEMSA believes that its products enjoy wider recognition and greater consumer loyalty than those of its principal competitors, the markets in the territories where Coca-Cola FEMSA operates are highly competitive. Coca-Cola FEMSA’s principal competitors are local Pepsi bottlers and other bottlers and distributors of local beverage brands. Coca-Cola FEMSA faces increased competition in many of its territories from producers of low price beverages, commonly referred to as “B brands.” A number of Coca-Cola FEMSA’s competitors in Central America, Venezuela, Brazil and Argentina offer beer in addition to sparkling beverages, still beverages, and water, which may enable them to achieve distribution efficiencies.

While competitive conditions are different in each of its territories. Coca-Cola FEMSA competes mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. Coca-Cola FEMSA competes by seeking to offer products at an attractive price in the different segments in its markets and by building on the value of its brands. Coca-Cola FEMSA believes that the introduction of new products and new presentations has been a significant competitive technique that allows it to increase demand for its products, provide different options to consumers and increase new consumption opportunities. See “Item 4. Information on the Company—Coca-Cola FEMSA—Product and Packaging Mix.”

Mexico and Central America. Coca-Cola FEMSA’s principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with its own. Coca-Cola FEMSA competes with Organización Cultiba, S.A.B. de C.V., a joint venture formed by Grupo Embotelladoras Unidas, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo, and Empresas Polar, S.A., the leading beer distributor and Pepsi bottler in Venezuela. Coca-Cola FEMSA’s main competition in the juice category in Mexico is Grupo Jumex. In the water category, Bonafont, a water brand owned by Grupo Danone, is Coca-Cola FEMSA’s main competition. In addition, Coca-Cola FEMSA competes with Cadbury Schweppes in sparkling beverages and with other local brands in its Mexican territories, as well as “B brand” producers, such as Ajemex, S.A. de C.V. and Consorcio AGA, S.A. de C.V., that offer various presentations of sparkling and still beverages.

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

In Brazil, Coca-Cola FEMSA competes against AmBev, a Brazilian company with a portfolio of brands that includes Pepsi, local brands with flavors such as guarana, and proprietary beer brands. Coca-Cola FEMSA also competes against “B brands” or “Tubainas,” which are small, local producers of low-cost flavored sparkling beverages that represent a significant portion of the sparkling beverage market.

In Argentina, Coca-Cola FEMSA’s main competitor is Buenos Aires Embotellador S.A. (“BAESA”), a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition, Coca-Cola FEMSA competes with a number of competitors offering generic, low-priced sparkling beverages as well as many other generic products and private label proprietary supermarket brands.

Venezuela. In Venezuela, Coca-Cola FEMSA’s main competitor is Pepsi-Cola Venezuela, C.A., a joint venture formed between PepsiCo and Empresas Polar, S.A., the leading beer distributor in the country. Coca-Cola FEMSA also competes with the producers of Big Cola in part of this country.

Raw Materials

Pursuant to its bottler agreements, Coca-Cola FEMSA is authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and Coca-Cola FEMSA is required to purchase concentrate for all Coca-Cola trademark beverages in all of its territories from companies designated by The Coca-Cola Company and sweeteners and other raw materials from companies authorized by The Coca-Cola Company. Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company.

In the past, The Coca-Cola Company has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where Coca-Cola FEMSA operates. In 2014, The Coca-Cola Company informed Coca-Cola FEMSA that it will gradually increase concentrate prices for certain Coca-Cola trademark beverages over a five-year period in Costa Rica and Panama beginning in 2014. In 2015, The Coca-Cola Company informed Coca-Cola FEMSA that it will gradually increase concentrate prices for flavored water over a four-year period in Mexico beginning in April 2015. Most recently, The Coca-Cola Company also informed Coca-Cola FEMSA that it will gradually increase concentrate prices for certain Coca-Cola trademark beverages over a two-year period in Colombia beginning in 2016. Based on Coca-Cola FEMSA’s estimates, it currently does not expect these increases to have a material adverse effect on its results of operation. The Coca-Cola Company may unilaterally increase concentrate prices again in the future and Coca-Cola FEMSA may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the prices of its products or its results.

In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for most of Coca-Cola FEMSA’s beverages. Coca-Cola FEMSA’s bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company, including certain of our affiliates. Prices for certain raw materials, including those used in the bottling of Coca-Cola FEMSA’s products, mainly resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin and plastic preforms to make plastic bottles from the purchase of finished plastic bottles, the prices of which are related to crude oil prices and global resin supply. The average prices that Coca-Cola FEMSA paid for resin and plastic preforms in U.S. dollars in 2015 decreased 24%, as compared to 2014, in all its territories; however, given that high currency volatility has affected and continues to affect most of Coca-Cola FEMSA’s territories, the average prices for resin and plastic preforms in local currencies were higher in 2015 in Mexico, Colombia, Venezuela and Brazil.

Under Coca-Cola FEMSA’s agreements with The Coca-Cola Company, it may use raw or refined sugar or HFCS as sweeteners in its products. Sugar prices in all of the countries where Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay for sugar in excess of international market prices for sugar in certain countries. In recent years, international sugar prices experienced significant volatility. Across Coca-Cola FEMSA’s territories, its average price for sugar in U.S. dollars decreased approximately 28% (12% excluding Venezuela) in 2015 as compared to 2014; however, the average price for sugar in local currency was higher in all of Coca-Cola FEMSA’s operations, except for Guatemala.

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

Mexico and Central America. In Mexico, Coca-Cola FEMSA purchases its returnable plastic bottles from Graham Packaging México, S.A. de C.V., known as Graham, which is the exclusive supplier of returnable plastic bottles for The Coca-Cola Company and its bottlers in Mexico. Coca-Cola FEMSA mainly purchases resin from Indorama Ventures Polymers México, S. de R.L. de C.V. (formerly Arteva Specialties, S. de R.L. de C.V.), M&G Polímeros México, S.A. de C.V. and DAK Resinas Americas Mexico, S.A. de C.V., which Alpla México, S.A. de C.V., known as Alpla, and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for Coca-Cola FEMSA. Also, Coca-Cola FEMSA has introduced into its business Asian global suppliers, such as Far Eastern New Century Corp. or FENC, which supports Coca-Cola FEMSA’s PET strategy mainly for Central America and is known as one of the top five PET global suppliers.

Coca-Cola FEMSA purchases all its cans from Fábricas de Monterrey, S.A. de C.V., or FAMOSA, and Envases Universales de México, S.A.P.I. de C.V., through Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers, in which, as of April 8, 2016, Coca-Cola FEMSA held a 35% equity interest. Coca-Cola FEMSA mainly purchases its glass bottles from Vitro America, S. de R.L. de C.V. (formerly Compañía Vidriera, S.A. de C.V., or VITRO), FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V., or SIVESA.

Coca-Cola FEMSA purchases sugar from, among other suppliers, PIASA and Beta San Miguel, S.A. de C.V., both sugar cane producers in which, as of April 8, 2016, Coca-Cola FEMSA held a 36.3% and 2.7% equity interest, respectively. Coca-Cola FEMSA purchases HFCS from Ingredion México, S.A. de C.V., Almidones Mexicanos, S.A. de C.V., known as Almex, and Cargill de México, S.A. de C.V.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2015, sugar prices in local currency in Mexico increased approximately 9% as compared to 2014.

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

South America (excluding Venezuela). In Colombia, Coca-Cola FEMSA uses sugar as a sweetener in most of its products, which it buys from several domestic sources. Coca-Cola FEMSA purchases plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Tapón Corona de Colombia S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.), and has historically purchased all of its glass bottles from Peldar O-I; however, it has engaged new suppliers and has recently acquired glass bottles from Al Tajir and Frigoglass in both cases from the United Arab Emirates. Coca-Cola FEMSA purchases all of its cans from Crown Colombiana, S.A., which are only available through this local supplier. Grupo Ardila Lulle, owners of Coca-Cola FEMSA’s competitor Postobón, own a minority equity interest in Peldar O-I and Crown Colombiana, S.A.

Sugar is available in Brazil at local market prices, which historically have been similar to international prices. During 2015, sugar prices in Brazil decreased approximately 12% in U.S. dollars and increased 26% in local currency, as compared to 2014. Coca-Cola FEMSA purchases glass bottles, plastic bottles and cans from several domestic and international suppliers.

In Argentina, Coca-Cola FEMSA mainly uses HFCS that it purchases from several different local suppliers as a sweetener in its products. Coca-Cola FEMSA purchases glass bottles, plastic cases and other raw materials from several domestic sources. Coca-Cola FEMSA purchases plastic preforms, as well as returnable plastic bottles, at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Chile, Argentina, Brazil and Paraguay, and other local suppliers. Coca-Cola FEMSA also acquires plastic preforms from Alpla Avellaneda, S.A. and other suppliers, such as AMCOR Argentina.

Venezuela. In Venezuela, Coca-Cola FEMSA uses sugar as a sweetener in most of its products, which it purchase mainly from the local market. Since 2003, from time to time, Coca-Cola FEMSA has experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permission to import in a timely manner. While sugar distribution to the food and beverages industry and to retailers is controlled by the government, Coca-Cola FEMSA did not experience any material disruptions during 2015 with respect to access to sufficient sugar supply. However, we cannot assure you that Coca-Cola FEMSA will not experience disruptions in its ability to meet its sugar requirements in the future should the Venezuelan government impose restrictive measures. Coca-Cola FEMSA buys glass bottles from one local supplier, Productos de Vidrio, C.A., the only supplier authorized by The Coca-Cola Company. Coca-Cola FEMSA acquires most of its plastic non-returnable bottles from Alpla de Venezuela, S.A. and most of its aluminum cans from a local producer, Dominguez Continental, C.A.

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

FEMSA Comercio

Overview and Background

FEMSA Comercio, through its Retail Division, operates the largest chain of small-format stores in Mexico, measured in terms of number of stores as of December 31, 2015, mainly under the trade name “OXXO.” As of December 31, 2015, FEMSA Comercio – Retail Division operated 14,061 OXXO stores, of which 14,015 are located throughout Mexico and the remaining 46 stores are located in Bogota, Colombia.

FEMSA Comercio – Retail Division was established by FEMSA in 1978 with the opening of two OXXO stores in Monterrey, Nuevo Leon, one store in Mexico City and another store in Guadalajara, Jalisco. The motivating factor behind FEMSA’s entrance into the retail industry was to enhance beer sales through company-owned retail outlets as well as to gather information on customer preferences. In 2015, a typical OXXO store carried 2,954 different stock keeping units (SKUs) in 31 main product categories.

In recent years, FEMSA Comercio – Retail Division has represented an effective distribution channel for our beverage products, as well as a rapidly growing point of contact with our consumers. Based on the belief that location plays a major role in the long-term success of a retail operation such as a small-format store, as well as a role in our ability to accelerate and streamline the new-store development process, FEMSA Comercio – Retail Division has focused on a strategy of rapid, profitable growth. FEMSA Comercio – Retail Division opened 1,208, 1,132 and 1,120 net new OXXO stores in 2015, 2014 and 2013, respectively. The accelerated expansion in the number of OXXO stores and the inorganic expansion in the drugstore markets in Mexico and Chile yielded total revenue growth of 21.2% to reach Ps. 132,891 million in 2015. OXXO same-store sales increased an average of 6.9%, driven by an increased average customer ticket and an increase in same-store traffic. OXXO stores performed approximately 3.7 billion transactions in 2015 compared to 3.4 billion transactions in 2014.

FEMSA Comercio – Fuel Division operates retail service stations for fuels, motor oils and other car care products. As of December 31, 2015, FEMSA Comercio – Fuel Division operates 307 service stations, concentrating mainly in the northern part of the country with a presence in 14 different states throughout Mexico.

Since 1995, FEMSA Comercio has provided services and operated retail service stations for fuels, motor oils and other car care products through agreements with third parties that own PEMEX franchises, using the commercial brand “OXXO GAS.” Over time, this brand has become synonymous with quality service among our customers, and revenues per gas pump have consistently grown.

Historically, Mexican legislation precluded FEMSA Comercio from participating in the retail of gasoline, and therefore from owning PEMEX franchises, due to FEMSA’s foreign institutional investor base. In March 2015, following changes to the legal framework and considering the potential expansion and synergies arising from this business as part of Mexico’s energy reform, FEMSA Comercio began to acquire PEMEX’s service station franchises and to obtain permits to operate each of the franchises.

FEMSA Comercio – Retail Division

Business Strategy

FEMSA Comercio – Retail Division intends to continue increasing its store base while capitalizing on the retail business and market knowledge gained at existing stores. We intend to open new stores in locations where we believe there is high growth potential or unsatisfied demand, while also increasing customer traffic and average ticket per customer in existing stores. Our expansion focuses on both entering new markets and strengthening our presence nationwide and across different income levels of population. A fundamental element of FEMSA Comercio – Retail Division’s business strategy is to leverage its retail store formats, know-how, technology and operational practices to continue growing in a cost-effective and profitable manner. This scalable business platform is expected to provide a strong foundation for continued organic growth, improving traffic and average ticket sales at our existing stores and facilitating entry into new small-format retail industries.

FEMSA Comercio – Retail Division has developed proprietary models to assist in identifying appropriate store locations, store formats and product categories. These models utilize location-specific demographic data and FEMSA Comercio – Retail Division’s experience in similar locations to fine-tune the store formats, product price ranges and product offerings to the target market. Market segmentation is becoming an important strategic tool that is expected to allow FEMSA Comercio – Retail Division to improve the operating efficiency of each location, cover a wider array of consumption occasions and increase its overall profitability.

FEMSA Comercio – Retail Division continues to improve its information gathering and processing systems to allow it to connect with its customers at all levels and anticipate and respond efficiently to their changing demands and preferences. Most of the products carried through OXXO stores are bar-coded, and all OXXO stores are equipped with point-of-sale systems integrated into a company-wide computer network. To implement more effective business strategies, FEMSA Comercio – Retail Division created a department in charge of product category management, for products such as beverages, fast food and perishables, responsible for analyzing data gathered to better understand our customers, develop integrated marketing plans and allocate resources more efficiently. This department utilizes a technology platform supported by an enterprise resource planning (ERP) system, as well as other technological solutions such as merchandising and point-of-sale systems, which allow FEMSA Comercio – Retail Division to redesign and adjust its key operating processes and certain related business decisions. Our IT system also allows us to manage each store’s working capital, inventories and investments in a cost-effective way while maintaining high sales volume and store quality. Supported by continued investments in IT, our supply chain network allows us to optimize working capital requirements through inventory rotation and reduction, reducing out-of-stock days and other inventory costs.

FEMSA Comercio – Retail Division has adopted innovative promotional strategies in order to increase store traffic and sales. In particular, the OXXO stores sell high-frequency items such as beverages, snacks and cigarettes at competitive prices. FEMSA Comercio – Retail Division’s ability to implement this strategy profitably is partly attributable to the size of the OXXO stores chain, as such division is able to work together with its suppliers to implement their revenue-management strategies through differentiated promotions. OXXO stores’ national and local marketing and promotional strategies are an effective revenue driver and a means of reaching new segments of the population while strengthening the OXXO brand. For example, the organization has refined its expertise in executing cross promotions (discounts on multi-packs or sales of complementary products at a special price) and targeted promotions to attract new customer segments by expanding the offerings in the grocery product category in certain stores.

Another fundamental element of our strategy consists of leveraging our reputation for quality and the position of our brand in the minds of our customers to expand our offering of private-label products. Our private-label products represent an alternative for value-conscious consumers, which, combined with our market position, allows FEMSA Comercio – Retail Division to increase sales and margins, strengthen customer loyalty and bolster its bargaining position with suppliers.

Finally, to further increase customer traffic into our stores, FEMSA Comercio – Retail Division is incorporating additional services, such as utility bill payment, remittances and prepayment of mobile phone fees and charges.

Store Locations

With 14,015 OXXO stores in Mexico and 46 OXXO stores in Colombia as of December 31, 2015, FEMSA Comercio – Retail Division operates the largest small-format store chain in Latin America measured by number of stores. FEMSA Comercio – Retail Division has expanded its operations by opening five net new OXXO stores in Bogota, Colombia in 2015.

OXXO Stores

Regional Allocation in Mexico and Latin America(*)

as of December 31, 2015

FEMSA Comercio – Retail Division has aggressively expanded its number of OXXO stores over the past several years. The average investment required to open a new OXXO store varies, depending on location and format and whether the store is opened in an existing retail location or requires construction of a new store. FEMSA Comercio – Retail Division is generally able to use supplier credit to fund the initial inventory of new OXXO stores.

OXXO Stores

Total Growth

	Year Ended December 31,
	2015	2014	2013	2012	2011
Total OXXO stores	14,061	12,853	11,721	10,601	9,561
Store growth (% change over previous year)	9.4%	9.7%	10.6%	10.9%	13.5%

FEMSA Comercio – Retail Division currently expects to continue implementing its expansion strategy by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets.

Most of the OXXO stores are operated under lease agreements, which are denominated in Mexican peso and adjusted annually to an inflation index. This approach provides FEMSA Comercio – Retail Division the flexibility to adjust locations as cities grow and effectively adjust its footprint based on stores’ performance.

The identification of locations and pre-opening planning in order to optimize the results of new OXXO stores are important elements in FEMSA Comercio – Retail Division’s growth plan. FEMSA Comercio – Retail Division continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. FEMSA Comercio – Retail Division stores unable to maintain benchmark standards are generally closed. Between December 31, 2011 and 2015, the total number of OXXO stores increased by 4,500, which resulted from the opening of 4,638 new stores and the closing of 138 stores.

Competition

FEMSA Comercio – Retail Division, mainly through OXXO stores, competes in the overall retail market, which we believe is highly competitive. OXXO stores face competition from small-format stores like 7-Eleven, Extra, Super City, Círculo K stores and other numerous chains of retailers across Mexico, from other regional small-format retailers to small informal neighborhood stores. OXXO competes both for consumers and for new locations for stores and human resources to operate those stores. FEMSA Comercio – Retail Division operates in each state in Mexico and has much broader geographic coverage than any of its competitors in Mexico.

Market and Store Characteristics

Market Characteristics

FEMSA Comercio – Retail Division is placing increased emphasis on market segmentation and differentiation of store formats to more appropriately serve the needs of customers on a location-by-location basis. The principal segments include residential neighborhoods, commercial and office locations and stores near schools and universities, along with other types of specialized locations.

Approximately 65.6% of OXXO stores’ customers are between the ages of 15 and 35. FEMSA Comercio – Retail Division also segments the market according to demographic criteria, including income level.

OXXO Store Characteristics

The average size of an OXXO store is approximately 104 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 187 square meters and, when parking areas are included, the average store size is approximately 418 square meters.

FEMSA Comercio – Retail Division —Operating Indicators

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(percentage increase compared to previous year)
Total FEMSA Comercio – Retail Division revenues(1)	21.2%	12.4%	12.9%	16.6%	19.0%
OXXO same-store sales(2)	6.9%	2.7%	2.4%	7.7%	9.2%

(1)	Includes revenues of Farmacias Farmacon S.A. from June 2015 and Socofar from October 2015. See “Item 4. Information on the Company—Corporate Background” and Note 4 to our audited consolidated financial statements.

(2)	Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for more than 12 months with the sales of those same stores during the previous year.

Beer, cigarettes, soft drinks and other beverages and snacks represent the main product categories for OXXO stores. FEMSA Comercio – Retail Division has a distribution agreement with Cuauhtémoc Moctezuma, pursuant to which OXXO stores only carry beer brands produced and distributed by Cuauhtémoc Moctezuma. OXXO stores will continue to benefit from the existing relationship under which Cuauhtémoc Moctezuma will continue to be the exclusive supplier of beer to OXXO until June 2020.

Approximately 58% of OXXO stores are operated by independent managers responsible for all aspects of store operations. The store managers are commission agents and are not employees of FEMSA Comercio – Retail Division. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store. FEMSA Comercio – Retail Division continually invests in on-site operating personnel, with the objective of promoting loyalty, customer service and low personnel turnover in the stores.

Advertising and Promotion

FEMSA Comercio – Retail Division’s marketing efforts for OXXO stores include both specific product promotions and image advertising campaigns. These strategies seek to increase store traffic and sales, and to reinforce the OXXO name and market position.

FEMSA Comercio – Retail Division manages its advertising for OXXO stores on three levels depending on the nature and scope of the specific campaign: local or store-specific, regional and national. Store-specific and regional campaigns are closely monitored to ensure consistency with the overall corporate image of OXXO stores and to avoid conflicts with national campaigns. FEMSA Comercio – Retail Division primarily uses point of purchase materials, flyers, handbills and print and radio media for promotional campaigns, although television is used occasionally for the introduction of new products and services. The OXXO store chain’s image and brand name are presented consistently across all stores, irrespective of location.

Inventory and Purchasing

FEMSA Comercio – Retail Division has placed considerable emphasis on improving operating performance. As part of these efforts, FEMSA Comercio – Retail Division continues to invest in extensive information management systems to improve inventory management. Electronic data collection has enabled this division to reduce average inventory levels. Inventory replenishment decisions are carried out on a store-by-store basis.

Management believes that the OXXO store chain’s scale of operations provides FEMSA Comercio – Retail Division with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. Given the fragmented nature of the retail industry in Mexico in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks, cigarettes and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 62% of the OXXO store chain’s total sales consist of products that are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by FEMSA Comercio – Retail Division’s distribution system, which includes 16 regional warehouses located in Monterrey, Guadalajara, Mexicali, Merida, Leon, Obregon, Puebla, Queretaro, Chihuahua, Reynosa, Saltillo, Tijuana, Toluca, Villahermosa and two in Mexico City. The distribution centers operate a fleet of approximately 897 trucks that make deliveries to each store approximately twice per week.

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

Drugstore Market

During 2013, FEMSA Comercio – Retail Division entered the drugstore market in Mexico through two transactions. FEMSA Comercio – Retail Division through CCF, closed the acquisition of Farmacias YZA, a leading drugstore operator in Southeast Mexico, headquartered in Merida, Yucatan. The founding shareholders of Farmacias YZA hold a 25% stake in CCF. Following this transaction, on May 13, 2013, CCF acquired Farmacias Moderna, a leading drugstore operator in the western state of Sinaloa.

In June 2015, CCF acquired 100% of Farmacias Farmacon, a regional pharmacy chain consisting at the time of more than 200 stores in the northwestern Mexican states of Sinaloa, Sonora, Baja California and Baja California Sur.

In September 2015, FEMSA Comercio – Retail Division acquired 60% of Socofar, a leading South American drugstore operator based in Santiago, Chile. Socofar operated, directly and through franchises, at that time, more than 600 drugstores and 150 beauty stores throughout Chile and 150 drugstores throughout Colombia.

The rationale for entering this new market is anchored in our belief that FEMSA Comercio – Retail Division has developed certain capabilities and skills that should be applicable and useful in the operation of other small retail formats. These capabilities include site selection, logistics, business processes, human resources, inventory and supplier management. The drugstore market in Mexico is very fragmented and FEMSA Comercio believes it is well equipped to create value by entering this market and pursuing a growth strategy that maximizes the opportunity. Furthermore, the acquisition in South America gives FEMSA Comercio the opportunity to pursue a regional strategy from a solid platform anchored in the Chilean market and with compelling growth opportunities in Colombia and beyond.

Quick-Service Restaurant Market

Following the same rationale that its capabilities and skills are well suited to different types of small-format retail, during 2013 FEMSA Comercio – Retail Division also entered the quick-service restaurant market in Mexico through the 80% acquisition of Doña Tota, with the founding shareholders retaining 20%. This is a leading regional chain specializing in Mexican food with a particularly strong presence in the northeast of the country. This acquisition presented FEMSA Comercio – Retail Division with the opportunity to grow Doña Tota’s stand-alone store base across the country, as well as the possibility to acquire prepared food capabilities and expertise.

Other Stores

FEMSA Comercio – Retail Division also operates other small-format stores, which include soft discount stores with a focus on perishables and liquor stores.

FEMSA Comercio – Fuel Division

Business Strategy

A fundamental element of FEMSA Comercio – Fuel Division’s business strategy is to increase at an accelerated rate its offering of service stations, in previously identified Mexican regions, by way of leases, procurement or construction of stations.

FEMSA Comercio – Fuel Division’s business strategy aims to strengthen its services in its retail gas stations in Mexico to fulfill consumers’ needs and increase traffic in those service stations it operates while developing and maintaining an attractive value proposition to draw potential customers and face the future entry of new competitors in the industry.

FEMSA Comercio – Fuel Division’s business strategy includes the development of new businesses in the fuel value chain, such as the final distribution and wholesale of fuel to its own service stations and to third parties.

Service Station Locations and Characteristics

As of December 31, 2015, FEMSA Comercio – Fuel Division operates 307 service stations, concentrated mainly in the northern part of the country but with a presence in 14 different states throughout Mexico.

Since March 2015, FEMSA Comercio – Fuel Division has leased 76 additional service stations and built four brand new service stations.

Each service station under the “OXXO GAS” trade name comprises offices, parking lots, maneuvering vehicles area, a fuel service dispatch area and an area for storage of gasoline in underground tanks. The average size of the fuel service dispatch area is 250 square meters. On average each service station has 15 employees.

Products and Services

Gasoline, diesel, oil and additives are the main products sold at OXXO GAS’ service stations.

Past law restrictions prevented FEMSA Comercio – Fuel Division, as a franchisee of PEMEX, to have a different supplier of gasoline. However, the current law allows other suppliers to operate in Mexico in the medium term.

Market Characteristics

The retail service station market in Mexico is highly fragmented. There are currently more than 11,000 service stations; however, with less than 3% of the total number of stations, FEMSA Comercio – Fuel Division is the largest participant in this market. The majority of retail service stations in the country are owned by small regional family businesses.

Seasonality

FEMSA Comercio – Fuel Division experiences especially high demand during May and August. The lowest demand is in January and December due to the rainy season and the year-end holiday period, because many service stations are not located in, or on highways to, holiday destinations.

Marketing

Through promotional activities, FEMSA Comercio – Fuel Division seeks to provide additional value to customers by offering, along with gasoline, oils and additives, quality products and services at affordable prices. The best tool for communicating these promotions has been coupon promotions in partnership with third parties, a form of advertising now also used by FEMSA Comercio – Fuel Division’s competitors.

Competition

Despite the existence of other groups competing in this sector, FEMSA Comercio – Fuel Division’s competitors are small retail service stations chains owned by regional family businesses, which compete in the aggregate with FEMSA Comercio – Fuel Division in total sales, new station locations and labor. The biggest chains competing with FEMSA Comercio – Fuel Division in terms of number of service stations are Petro-7, operated by 7-Eleven; Corpo Gas; Hidrosina and Orsan.

Equity Investment in the Heineken Group

As of December 31, 2015, FEMSA owned a non-controlling interest in the Heineken Group, one of the world’s leading brewers. As of December 31, 2015, our 20% economic interest in the Heineken Group comprised 43,018,320 shares of Heineken Holding N.V. and 72,182,203 shares of Heineken N.V. For 2015, FEMSA recognized equity income of Ps. 5,879 million regarding its 20% economic interest in the Heineken Group; see Note 10 to our audited consolidated financial statements.

As described above, FEMSA Comercio – Retail Division has a distribution agreement with subsidiaries of Cuauhtémoc Moctezuma, now a part of the Heineken Group, pursuant to which OXXO stores in Mexico only carry beer brands produced and distributed by Cuauhtémoc Moctezuma. OXXO stores will continue to benefit from the existing relationship under which Cuauhtémoc Moctezuma will continue to be the exclusive supplier of beer to OXXO until June 2020. Coca-Cola FEMSA also agreed with Cervejarias Kaiser (also now part of the Heineken Group) to continue to distribute and sell the Kaiser beer portfolio in Coca-Cola FEMSA’s Brazilian territories for a 20-year term beginning in 2003, consistent with the arrangement already in place. In addition, our logistic services subsidiary provides certain services to Cuauhtémoc Moctezuma and its subsidiaries.

Other Businesses

Our other businesses consist of the following smaller operations that support our core operations:

•

Our logistics services subsidiary provides a broad range of logistics and vehicle maintenance services to Coca-Cola FEMSA, FEMSA Comercio and third-party clients in the beverages, consumer products and retail industries. It has operations in Mexico, Brazil, Colombia, Panama, Costa Rica, Nicaragua and Peru.

•

Our refrigeration business produces vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 546,934 units at December 31, 2015. In 2015, this business sold 429,464 refrigeration units, 31.1% of which were sold to Coca-Cola FEMSA, and the remainder of which were sold to other clients.

Description of Property, Plant and Equipment

As of December 31, 2015, Coca-Cola FEMSA owned all of its manufacturing facilities and distribution centers, consisting primarily of production and distribution facilities for its soft drink operations and office space. In addition, FEMSA Comercio – Retail Division owns approximately 12% of the OXXO store locations, while the other stores are located in leased properties and substantially almost all of its warehouses are under long-term lease arrangements with third parties.

The table below summarizes by country the installed capacity and percentage utilization of Coca-Cola FEMSA’s production facilities:

Bottling Facility Summary

As of December 31, 2015

Country	Installed Capacity	Utilization(1)
	(thousands of unit cases)	(%)
Mexico	2,786,295	62%
Guatemala	37,931	77%
Nicaragua	66,847	71%
Costa Rica	70,587	66%
Panama	49,646	69%
Colombia	572,978	57%
Venezuela	290,391	81%
Brazil	1,228,126	55%
Argentina	328,441	71%

(1)	Annualized rate.

The table below summarizes by country the location and facility area of each of Coca-Cola FEMSA’s production facilities.

Bottling Facility by Location

As of December 31, 2015

Country	Plant	Facility Area
		(thousands of sq. meters)
Mexico	San Cristobal de las Casas, Chiapas	45
	Cuautitlan, Estado de Mexico	35
	Los Reyes la Paz, Estado de Mexico	50
	Toluca, Estado de Mexico	317
	Leon, Guanajuato	124
	Morelia, Michoacan	50
	Ixtacomitan, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
	La Pureza Altamira, Tamaulipas	300
	Poza Rica, Veracruz	42
	Pacifico, Estado de Mexico	89
	Cuernavaca, Morelos	37
	Toluca, Estado de Mexico (Ojuelos)	41
	San Juan del Rio, Queretaro	84
	Queretaro, Queretaro	80
	Cayaco, Acapulco	104

Guatemala	Guatemala City	46

Nicaragua	Managua	54

Costa Rica	Calle Blancos, San Jose	52
	Coronado, San Jose	14

Country	Plant	Facility Area
		(thousands of sq. meters)
Panama	Panama City	29

Colombia	Barranquilla	37
	Bogota, DC	105
	Bucaramanga	26
	Cali	76
	Manantial, Cundinamarca	67
	Tocancipa	298
	Medellin	47

Venezuela	Antimano	15
	Barcelona	141
	Maracaibo	68
	Valencia	100

Brazil	Campo Grande	36
	Jundiai	191
	Mogi das Cruzes	119
	Porto Real	108
	Maringa	160
	Marilia	159
	Curitiba	119
	Bauru	39
	Itabirito	320

Argentina	Alcorta, Buenos Aires	73
	Monte Grande, Buenos Aires	32

Insurance

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including explosion, fire, vandalism and riot. We also maintain a freight transport insurance policy that covers damages to goods in transit. In addition, we maintain a liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. In 2015, the policies for “all risk” property insurance and liability insurance were issued by Mapfre Tepeyac Seguros, S.A., and the policy for freight transport insurance was issued by ACE Seguros, S.A. Our “all risk” coverage was partially reinsured in the international reinsurance market. We believe that our coverage is consistent with the coverage maintained by similar companies.

Capital Expenditures and Divestitures

Our consolidated capital expenditures, net of disposals, for the years ended December 31, 2015, 2014 and 2013 were Ps. 18,885 million, Ps. 18,163 million and Ps. 17,882 million respectively, and were for the most part financed from cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2015	2014	2013
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.11,484	Ps.11,313	Ps.11,703
FEMSA Comercio – Retail Division	6,048	5,191	5,683
FEMSA Comercio – Fuel Division	228	—	—
Other	1,125	1,659	496

Total	Ps.18,885	Ps.18,163	Ps.17,882

Coca-Cola FEMSA

In 2015, Coca-Cola FEMSA focused its capital expenditures on investments in (i) increasing production capacity, (ii) placing coolers with retailers, (iii) returnable bottles and cases, (iv) improving the efficiency of its distribution infrastructure and (v) information technology. Through these measures, Coca-Cola FEMSA continuously seeks to improve its profit margins and overall profitability.

FEMSA Comercio – Retail Division

FEMSA Comercio – Retail Division’s principal investment activity is the construction and opening of new stores, which are mostly OXXO Stores. During 2015, FEMSA Comercio opened 1,208 net new OXXO stores. FEMSA Comercio – Retail Division invested Ps. 6,048 million in 2015 in the addition of new stores, warehouses and improvements to leased properties.

FEMSA Comercio – Fuel Division

In 2015, FEMSA Comercio – Fuel Division’s business addressed its investments on capital expenditure mainly to the addition of new retail service stations. Since March 2015, FEMSA Comercio – Fuel Division has leased and enhanced 76 additional retail stations and built four brand new stations, investing Ps. 228 million during 2015.

Regulatory Matters

Antitrust Legislation

The Ley Federal de Competencia Económica (Federal Antitrust Law) became effective on June 22, 1993, regulating monopolistic practices and requiring Mexican government approval of certain mergers and acquisitions. The Federal Antitrust Law subjects the activities of certain Mexican companies, including us, to regulatory scrutiny.

In June 2013, following a comprehensive reform to the Mexican Constitution, a new antitrust authority with constitutional autonomy was created: the Comisión Federal de Competencia Económica (Federal Antitrust Commission, or the COFECE). As a result of these amendments, new antitrust and telecommunications specialized courts were created and commenced hearing cases in August 2013. In July 2014, a new Federal Antitrust Law came into effect based on the amended constitutional provisions.

These amendments granted more power to the COFECE, including the ability to regulate essential facilities, order the divestment of assets and eliminate barriers to competition, set higher fines for violations of the Federal Antitrust Law, implement important changes to rules governing mergers and anti-competitive behavior and limit the availability of legal defenses against the application of the law. Management believes that we are currently in compliance in all material respects with Mexican antitrust legislation.

In Mexico, we are involved in different ongoing competition related proceedings. We believe that the outcome of these proceedings will not have a material adverse effect on our financial position or results. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA.”

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

•

The elimination of the exemption on gains from the sale of shares through a stock exchange recognized under applicable Mexican tax law. The gain will be taxable at the rate of 10% and will be paid by the shareholder based on the information provided by the financial intermediary. Transferors that are residents of a country with which Mexico has entered into a tax treaty for the avoidance of double taxation will be exempt;

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

•

The repeal of the existing tax consolidation regime, which is effective as of January 1, 2014, modified the payment term of a tax on assets payable of Ps. 180, which will be paid over the following five years instead of an indefinite term; and

•

The introduction of a new optional tax integration regime (a modified form of tax consolidation), which replaces the previous tax consolidation regime. The new optional tax integration regime requires an equity ownership of at least 80% for qualifying subsidiaries and would allow us to defer the annual tax payment of our profitable participating subsidiaries for a period equivalent to 3 years to the extent their individual tax expense exceeds the integrated tax expense of the Company.

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

On December 30, 2015, the Venezuelan government enacted a package of tax reforms that became effective in January 2016. This reform, among other things, (i) eliminates the inflationary adjustments for the calculation of income tax as well as the new investment tax deduction and (ii) imposes a new tax on financial transactions effective as of February 1, 2016, for those identified as “special taxpayers” at a rate of 0.75% over certain financial transactions, such as bank withdrawals, transfer of bonds and securities, payment of debts without intervention of the financial system and debits on bank accounts for cross-border payments, which will be immediately withheld by the banks.

On April 1, 2015, the Brazilian government issued Decree No. 8.426/15 to impose, as of July 2015, PIS/COFINS (Social Contributions on Gross Revenues) of 4.65% on financial income (except for foreign exchange variations).

Starting in 2016, the Brazilian rates of value-added tax in certain states will change as follows: Mato Grosso do Sul from 17% to 20%; Minas Gerais, 18% and an additional 2% will be charged on sales to non-taxpayers, as a contribution to a poverty eradication fund; Rio de Janeiro, the contribution to poverty eradication will increase from 1% to 2% as of April 2016; and Parana, 16% and an additional 2% will be charged on sales to non-taxpayers, as a contribution to a poverty eradication fund. In addition and specifically for sales of beer, the value-tax added tax rate will increase to a maximum of 25%.

In addition, as of January 1, 2016, the Brazilian federal production tax rates will be reduced and the rates of the federal sales tax will increase. We expect the average of these taxes will range between 14.4% and 15.5% over net sales.

Taxation of Sparkling Beverages

All the countries where Coca-Cola FEMSA operates, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 16% in Mexico, 12% in Guatemala, 15% in Nicaragua, an average percentage of 15.8% in Costa Rica, 16% in Colombia (applied only to the first sale in the supply chain), 12% in Venezuela, 21% in Argentina, and in Brazil 17% in the states of Mato Grosso do Sul and Goiás and 18% in the states of Sao Paulo, Minas Gerais, Parana and Rio de Janeiro. The state of Rio de Janeiro also charges an additional 1% as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, Coca-Cola FEMSA is responsible for charging and collecting the value-added tax from each of its retailers in Brazil, based on average retail prices for each state where it operates, defined primarily through a survey conducted by the government of each state, which in 2015 represented an average taxation of approximately 9.7% over net sales.

In addition, several of the countries where Coca-Cola FEMSA operates impose the following excise or other taxes:

•

Mexico imposes an excise tax of Ps. 1.00 per liter on the production, sale and importation of beverages with added sugar and HFCS as of January 1, 2014. This tax is applied only to the first sale and Coca-Cola FEMSA is responsible for charging and collecting this excise tax.

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.41 as of December 31, 2015) per liter of sparkling beverage.

•

Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, currently assessed at 18.11 colones (Ps. 0.57 as of December 31, 2015) per 250 ml, and an excise tax currently assessed at 6.313 colones (approximately Ps. 0.20 as of December 31, 2015) per 250 ml.

•	Nicaragua imposes a 9% tax on consumption, and municipalities impose a 1% tax on our Nicaraguan gross income.

•	Panama imposes a 5% tax based on the cost of goods produced and a 10% selective consumption tax on syrups, powders and concentrates.

•

Argentina imposes an excise tax of 8.7% on sparkling beverages containing less than 5% lemon juice or less than 10% fruit juice, and an excise tax of 4.2% on sparkling water and flavored sparkling beverages with 10% or more fruit juice, although this excise tax is not applicable to some of Coca-Cola FEMSA’s products.

•

Brazil assesses an average production tax of approximately 4.2% and an average sales tax of approximately 10.2% over net sales. Until April 30, 2015, these taxes were fixed by the federal government based on national average retail prices obtained through surveys. The national average retail price of each product and presentation was multiplied by a fixed rate combined with specific multipliers for each presentation, to obtain a fixed tax per liter, per product and presentation. These taxes were applied only to the first sale and Coca-Cola FEMSA was responsible for charging and collecting these taxes from each of its retailers. Beginning on May 1, 2015, these federal taxes were applied based on the price sold, as detailed in Coca-Cola FEMSA’s invoices, instead of an average retail price combined with a fixed tax rate and multiplier per presentation. Except for sales to wholesalers, these production and sales taxes apply only to the first sale and Coca-Cola FEMSA is responsible for charging and collecting these taxes from each of its retailers. For sales to wholesalers, they are entitled to recover the sales tax and charge this tax again upon the resale of Coca-Cola FEMSA’s products to retailers.

•	Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales.

•	Venezuela’s municipalities impose a variable excise tax applied only to the first sale that varies between 0.6% and 2.5% of net sales.

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where Coca-Cola FEMSA operates. Currently, there are no price controls on Coca-Cola FEMSA’s products in any of the territories where it has operations, except for those in Argentina, where authorities directly supervise five products sold through supermarkets as a measure to control inflation, and Venezuela, where the government has imposed price controls on certain products, including bottled water. In addition, in January 2014, the Venezuelan government passed the Ley Orgánica de Precios Justos (Fair Prices Law), which was amended in November 2014 and once again in November 2015, mainly to increase applicable fines and penalties. The purpose of this law is to establish regulations and administrative proceedings to impose a limit on profits earned on the sale of goods, including Coca-Cola FEMSA’s products, seeking to maintain price stability of, and equal access to, goods and services. A ruling derived from this law imposes an obligation to manufacturing companies to label products with the fair or maximum sales’ price for each product. This law also creates the National Office of Costs and Prices, whose main role is to oversee price controls and set maximum retail prices on certain consumer goods and services. We cannot assure you that Coca-Cola FEMSA will be in compliance at all times with these laws based on changes, market dynamics in these two countries and the lack of clarity of certain basic aspects of the applicable law in Venezuela. Any such changes and potential violations may have an adverse impact on Coca-Cola FEMSA. See “Risk Factors—Risks Related to Our Company – Coca-Cola FEMSA - Regulatory developments may adversely affect Coca-Cola FEMSA’s business.”

Environmental Matters

In all of our territories, our operations are subject to federal and state laws and regulations relating to the protection of the environment.

Mexico

The Mexican federal authority in charge of overseeing compliance with the federal environmental laws is the Secretaría del Medio Ambiente y Recursos Naturales or Secretary of Environment and Natural Resources, which we refer to as “SEMARNAT”. An agency of SEMARNAT, the Procuraduría Federal de Protección al Ambiente or Federal Environmental Protection Agency, which we refer to as “PROFEPA”, has the authority to enforce the Mexican federal environmental laws. As part of its enforcement powers, PROFEPA can bring administrative, civil and criminal proceedings against companies and individuals that violate environmental laws, regulations and Mexican Official Standards and has the authority to impose a variety of sanctions. These sanctions may include, among other things, monetary fines, revocation of authorizations, concessions, licenses, permits or registrations, administrative arrests, seizure of contaminating equipment, and in certain cases, temporary or permanent closure of facilities. Additionally, as part of its inspection authority, PROFEPA is entitled to periodically inspect the facilities of companies whose activities are regulated by the Mexican environmental legislation and verify compliance therewith. Furthermore, in special situations or certain areas where federal jurisdiction is not applicable or appropriate, the state and municipal authorities can administer and enforce certain environmental regulations of their respective jurisdictions.

In Mexico, the principal legislation relating to environmental matters is the Ley General de Equilibrio Ecológico y Protección al Ambiente (Federal General Law for Ecological Equilibrium and Environmental Protection, or the Mexican Environmental Law) and the Ley General para la Prevención y Gestión Integral de los Residuos (General Law for the Prevention and Integral Management of Waste). Under the Mexican Environmental Law, rules have been promulgated concerning water and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to air and water emissions and hazardous wastes and set forth standards for waste water discharge that apply to our operations. We are also subject to certain minimal restrictions on the operation of delivery trucks in Mexico City. We have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City.

In March 2015, the Ley General de Cambio Climático (General Law of Climate Change), its regulation and certain decrees related to such law became effective, imposing upon different industries (including the food and beverage industry) the obligation to report direct or indirect gas emissions exceeding 25,000 tons of carbon dioxide. Currently Coca-Cola FEMSA is not required to report these emissions, since it does not exceed this threshold. We cannot assure you that we will not be required to comply with this reporting requirement in the future.

In Coca-Cola FEMSA’s Mexican operations, Coca-Cola FEMSA established a partnership with The Coca-Cola Company and ALPLA, a supplier of plastic bottles to Coca-Cola FEMSA in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. This facility started operations in 2005 and has a recycling capacity of approximately 25,000 metric tons per year from which 15,000 metric tons can be re-used in PET bottles for food packaging purposes. Coca-Cola FEMSA has also continued contributing funds to ECOCE, A.C., a nationwide collector of containers and packaging materials. In addition, Coca-Cola FEMSA’s plants located in Toluca, Reyes, Cuautitlan, Apizaco, San Cristobal, Morelia, Ixtacomitan, Coatepec, Poza Rica, Ojuelos, Pacifico and Cuernavaca have received or are in the process of receiving a Certificado de Industria Limpia (Certificate of Clean Industry). In addition, seven of Coca-Cola FEMSA’s distribution centers located in the State of Mexico, Mexico have received or are in the process of receiving a Certificate of Clean Industry.

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

Colombia

Coca-Cola FEMSA’s Colombian operations are subject to several Colombian federal and state laws and regulations related to the protection of the environment and the disposal of treated water and toxic and hazardous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. In addition, on February 6, 2012, Colombia promulgated Decree No. 303, which requires Coca-Cola FEMSA to apply for an authorization to discharge its water into public waterways. Coca-Cola FEMSA is engaged in nationwide reforestation programs, and campaigns for the collection and recycling of glass and plastic bottles, among other programs with positive environmental impacts. Coca-Cola FEMSA has also obtained and maintained the ISO 9001, ISO 14001, OHSAS 18001, FSSC 22000 and PAS 220 certifications for its plants located in Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in its production processes, which is evidence of its strict level of compliance with relevant Colombian regulations. Coca-Cola FEMSA’s six plants joined a small group of companies that have obtained these certifications. Coca-Cola FEMSA’s new plant located in Tocancipa commenced operations in February 2015 and Coca-Cola FEMSA expects that it will obtain the Leadership in Energy and Environmental Design (LEED) certification in 2017.

Venezuela

Coca-Cola FEMSA’s Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Ley Orgánica del Ambiente (Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (Substance, Material and Dangerous Waste Law),

the Ley Penal del Ambiente (Criminal Environmental Law) and the Ley de Aguas (Water Law). Since the enactment of the Organic Environmental Law in 1995, Coca-Cola FEMSA’s Venezuelan subsidiary has presented the corresponding authorities with plans to bring their production facilities and distribution centers into compliance with applicable laws, which mainly consist of building or expanding the capacity of water treatment plants in Coca-Cola FEMSA’s bottling facilities. Coca-Cola FEMSA currently has water treatment plants in its bottling facilities located in the city of Barcelona, Valencia and in its Antimano bottling plant in Caracas and Coca-Cola FEMSA is still under construction and expansion of its current water treatment plant in its bottling facility in Maracaibo.

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

Coca-Cola FEMSA’s production plant located in Jundiai has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant of Jundiai has been certified for GAO-Q and GAO-E. In addition, the plants of Jundiai, Mogi das Cruzes, Campo Grande, Marilia, Maringa, Curitiba and Bauru have been certified for (i) ISO 9001: 2008; (ii) ISO 14001: 2004 and (iii) norm OHSAS 18001: 2007. In 2012, the Jundiai, Campo Grande, Bauru, Marilia, Curitiba, Maringa, Porto Real and Mogi das Cruzes plants were certified in standard FSSC22000.

In Brazil, a municipal regulation of the City of Sao Paulo, implemented pursuant to Law 13.316/2002, came into effect requiring us to collect for recycling a specified annual percentage of plastic bottles made from PET sold in the City of Sao Paulo. Beginning in May 2011, Coca-Cola FEMSA was required to collect for recycling 90% of PET bottles sold. Currently, Coca-Cola FEMSA is not able to collect the entire required volume of PET bottles Coca-Cola FEMSA sells in the City of Sao Paulo for recycling. Since Coca-Cola FEMSA does not meet the requirements of this regulation, which Coca-Cola FEMSA believes to be more onerous than those imposed by the countries with the highest recycling standards, Coca-Cola FEMSA could be fined and be subject to other sanctions, such as the suspension of operations in any of its plants and/or distribution centers located in the City of Sao Paulo. In May 2008, when the law came into effect, Coca-Cola FEMSA and other bottlers in the City of Sao Paulo, through the Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR (Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance. In addition, in November 2009, in response to a municipal authority request for us to demonstrate the destination of the PET bottles sold in Sao Paulo, Coca-Cola FEMSA filed a motion presenting all of its recycling programs and requesting a more practical timeline to comply with the requirements of the law. In October 2010, the municipal authority of Sao Paulo levied a fine on its Brazilian operating subsidiary of 250,000 Brazilian reais (approximately Ps. 1.1 million as of December 31, 2015) on the grounds that the report submitted by its Brazilian operating subsidiary did not comply with the 75% proper disposal requirement for the period from May 2008 to May 2010. Coca-Cola FEMSA filed an appeal against this fine, which was denied by the municipal authority in May 2013. This resolution is final and non-appealable and, therefore, the administrative stage is closed. In July 2012, the State Appellate Court of Sao Paulo rendered a decision admitting an interlocutory appeal filed on behalf of ABIR suspending the fines and other sanctions to ABIR’s associated companies, including its Brazilian subsidiary, for alleged noncompliance with the recycling municipal regulation up to the final resolution of the lawsuit. Coca-Cola FEMSA is still awaiting final resolution of the lawsuit filed on behalf of ABIR. Coca-Cola FEMSA cannot assure you that these measures will have the desired effect or that Coca-Cola FEMSA will prevail in its judicial challenge.

In August 2010, Law No. 12.305/2010 established the Brazilian National Solid Waste Policy. This policy is based on the principle of shared responsibility between the government, companies and the public, and provides for the post-consumption return of products to companies and requires public authorities to implement waste management programs. This law is regulated by Federal Decree No. 7.404/2010, and was published in December 2010. In response to the Brazilian National Solid Waste Policy, in December 2012, a proposal of agreement was provided to the Ministry of the Environment by almost 30 associations involved in the packaging sector, including ABIR in its capacity as representative for The Coca-Cola Company, Coca-Cola FEMSA’s Brazilian subsidiary, and other bottlers. This agreement proposed the creation of a “coalition” to implement systems for reverse logistics packaging non-dangerous waste that makes up the dry portion of municipal solid waste or its equivalent. The goal of the proposal is to create methodologies for sustainable development, and protect the environment, society, and the economy. The Ministry of Environment approved and signed this agreement in November 2015.

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

For all of Coca-Cola FEMSA’s plant operations, it employs an environmental management system: Sistema de Administración Ambiental (Environmental Administration System, or EKOSYSTEM) that is contained within Sistema Integral de Calidad (Integral Quality System).

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

Water Supply

In Mexico, Coca-Cola FEMSA obtains water directly from municipal utility companies and pumps water from wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the Ley de Aguas Nacionales de 1992 (as amended, the 1992 Water Law), and regulations issued thereunder, which created the Comisión Nacional del Agua (National Water Commission). The National Water Commission is in charge of overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run from five-to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request that concession terms be extended before they expire. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water that is not used by the concessionaire for two consecutive years. However, because the current concessions for each of Coca-Cola FEMSA’s plants in Mexico do not match each plant’s projected needs for water in future years, we successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. These concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations in a timely manner. Although we have not undertaken independent studies to confirm the sufficiency of the existing groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico.

In addition, the 1992 Water Law provides that plants located in Mexico that use deep water wells to supply their water requirements must pay a fee to the local governments for the discharge of residual waste water to drainage. Pursuant to this law, certain local authorities test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by the National Water Commission. In the case of non-compliance with the law, penalties, including closures, may be imposed. All of Coca-Cola FEMSA’s bottling plants located in Mexico meet these standards. In addition, Coca-Cola FEMSA’s plants in Apizaco and San Cristóbal are certified with ISO 14001.

In Brazil, Coca-Cola FEMSA obtains water and mineral water from wells pursuant to concessions granted by the Brazilian government for each plant. According to the Brazilian Constitution, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users have the responsibility for any damage to the environment. The exploitation and use of water is regulated by the Código de Mineração (Code of Mining, Decree Law No. 227/67), the Código de Águas Minerais (Mineral Water Code, Decree Law No. 7841/45), the National Water Resources Policy (Law No. 9433/97) and by regulations issued thereunder. The companies that exploit water are supervised by the Departamento Nacional de Produção Mineiral – DNPM (National Department of Mineral Production) and the National Water Agency (Agência Nacional de Águas) in connection with federal health agencies, as well as state and municipal authorities. In Coca-Cola FEMSA’s Jundiai, Marilia, Curitiba, Maringa, Porto Real and Itabirito plants, it does not exploit spring water. In its Mogi das Cruzes, Bauru and Campo Grande plants, it has all the necessary permits for the exploitation of spring water.

In Argentina, a state water company provides water to Coca-Cola FEMSA’s Alcorta plant on a limited basis; however, we believe the authorized amount meets Coca-Cola FEMSA’s requirements for this plant. In Coca-Cola FEMSA’s Monte Grande plant in Argentina, it pumps water from wells, in accordance with Law 25.688.

In Colombia, in addition to natural spring water for Manantial, Coca-Cola FEMSA obtains water directly from wells and from utility companies. Coca-Cola FEMSA is required to have a specific concession to exploit water from natural sources. Water use in Colombia is regulated by Law No. 9 of 1979 and Decrees 2811 of 1974 and No. 3930 of 2010. In addition, Decree No. 303 requires Coca-Cola FEMSA to apply for water concessions and for authorization to discharge its water into public waterways. The Ministry of Environment and Sustainable Development and Regional Autonomous Corporations supervises companies that use water as a raw material for their business.

In Nicaragua, the use of water is regulated by the Ley General de Aguas Nacionales (National Water Law), and Coca-Cola FEMSA obtains water directly from wells. In Costa Rica, the use of water is regulated by the Ley de Aguas (Water Law). In both of these countries, Coca-Cola FEMSA exploits water from wells granted to it through governmental concessions. In Guatemala, no license or permits are required to exploit water from the private wells in Coca-Cola FEMSA’s own plants. In Panama, Coca-Cola FEMSA acquires water from a state water company, and the use of water is regulated by the Reglamento de Uso de Aguas de Panamá (Panama Use of Water Regulation). In Venezuela, Coca-Cola FEMSA uses private wells in addition to water provided by the municipalities, and it has taken the appropriate actions, including actions to comply with water regulations, to have water supply available from these sources, regulated by the Ley de Aguas (Water Law).

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

Other Regulations

In December 2009, the Venezuelan government issued a decree requiring a reduction in energy consumption by at least 20% for industrial companies whose consumption is greater than two megawatts per hour and to submit an energy-usage reduction plan. Some of Coca-Cola FEMSA’s bottling operations in Venezuela outside of Caracas met this threshold and they submitted a plan, which included the purchase of generators for its plants. Since then, Coca-Cola FEMSA has installed electrical generators in its Antimano, Barcelona, Maracaibo and Valencia bottling facilities to mitigate any such risks and filed the respective energy usage reduction plans with the authorities. In addition, since January 2010, the Venezuelan government has implemented and continues to implement power cuts and other measures for all industries in Caracas whose consumption is above 35 kilowatts per hour.

In August 2013, the current Mexican president, Enrique Peña Nieto, proposed a constitutional reform to provide for modernization and growth of the Mexican energy sector (the “Mexican Energy Reform”). Following intense review of and debate on the proposal, in December 2013 the Mexican government approved a decree containing amendments and additions to the Mexican Constitution in matters of energy. The Mexican Energy Reform provides for the opening of the Mexican energy market to the participation of private parties including companies with foreign investment, allowing for FEMSA Comercio to participate directly in the retail of fuel products. However, secondary legislation and regulation of the approved Mexican Energy Reform is in transition, and deregulation of fuel prices will be conducted gradually; starting January 1, 2015, until December 31, 2017, gasoline and diesel prices shall be established by the Mexican executive power by decree, taking into account transportation cost differences between regions and other factors, and starting January 1, 2018, retail prices for gasoline and diesel will be freely determined by market conditions.

In May 2014, the Mexican government approved a decree that established mandatory guidelines applicable to the entire national education system (from elementary school through college). According to the decree, the sale of specific sparkling beverages and still beverages that contain sugar or HFCS by schools is prohibited. Schools are still allowed to sell water and certain still beverages, such as juices and juice-based beverages, that comply with the guidelines established in such decree. We cannot assure you that the Mexican government will not further restrict sales of other of Coca-Cola FEMSA’s products by such schools. These restrictions and any further restrictions could have an adverse impact on Coca-Cola FEMSA’s results of operations.

In January 2012, the Costa Rican government approved a decree which regulates the sale of food and beverages in public schools. According to the decree, the sale of all sparkling beverages and certain still beverages that contain sugar, syrup or HFCS in any type of presentation in schools is prohibited. Coca-Cola FEMSA is still allowed to sell water and certain still beverages in schools. Although Coca-Cola FEMSA is in compliance with this law, we cannot assure you that the Costa Rican government will not further restrict sales of other of Coca-Cola FEMSA’s products in schools in the future; these restrictions and any further restrictions could have an adverse impact on Coca-Cola FEMSA’s results of operations.

In May 2012, the Venezuelan government adopted significant changes to labor regulations that had a negative impact on Coca-Cola FEMSA’s business and operations. The principal changes that impacted Coca-Cola FEMSA’s operations were and still are: (i) the requirement that employee terminations are now subject to governmental authorization; (ii) retroactive assessments for any modifications to Coca-Cola FEMSA’s severance payment system; (iii) a reduction in the maximum daily and weekly working hours (from 44 to 40 weekly); (iv) an increase in mandatory weekly breaks, prohibiting a reduction in salaries as a result of such increase; and (v) the requirement that all third party contractors participating in the manufacturing and sales processes of Coca-Cola FEMSA’s products be included in its payroll. Coca-Cola FEMSA is currently in compliance with these labor regulations.

In November 2014, the Venezuelan government amended the Foreign Investment Law. As part of the amendments made, the law now provides that at least 75% of the value of foreign investment must be composed of assets located in Venezuela, which may include equipment, supplies or other goods or tangible assets required at the early stages of operations. By the end of the first fiscal year after commencement of operations in Venezuela, investors will be authorized to repatriate up to 80% of the profits derived from their investment. Any profits not otherwise repatriated in a fiscal year, may be accumulated and be repatriated the following fiscal year, together with profits generated during such year. In the event of liquidation, a company may repatriate up to 85% of the value of the foreign investment. Currently, the scope of this law is not entirely clear with respect to the liquidation process.

In December 2015, the Venezuelan Ministry of Health issued a resolution which imposes an obligation to label certain products, including sparkling beverages and still beverages that contain sugar with health warnings. Recently, the Venezuelan Ministry of Health granted a nine-month extension for the enforcement of this resolution. We, together with other companies in the industry and the corresponding authorities, are currently discussing a new resolution with a different scope, which would amend or supersede the resolution issued in December 2015.

In September 2012, the Brazilian government issued Law No. 12,619 (Law of Professional Drivers), which regulates the working hours of professional drivers who distribute Coca-Cola FEMSA’s products from its plants to the distribution centers and to retailers and points of sale. Pursuant to this law, employers must keep a record of working hours, including overtime hours, of professional drivers in a reliable manner, such as electronic logbooks or worksheets. Coca-Cola FEMSA is currently in compliance with this law.

In June 2014, the Brazilian government issued Law No. 12,997 (Law of Motorcycle Drivers) which imposes a risk premium of 30% of the base salary payable to all employees who drive motorcycles in their job. This risk premium became enforceable in October 2014, when the related rules and regulations were issued by the Ministry of Labor and Employment. Coca-Cola FEMSA believes that these rules and regulations (Decree No, 1.565/2014) were unduly issued by such Ministry since it did not comply with all the essential requirements established in Decree No. 1.127/2003. In November 2014, Coca-Cola FEMSA, in conjunction with other bottlers of the Coca-Cola system in Brazil and through the ABIR, filed an action against the Ministry of Labor and Employment to suspend the effects of such decree. ABIR’s associated companies, including Coca-Cola FEMSA’s Brazilian subsidiary, were issued a preliminary injunction suspending the effects of the decree and exempting Coca-Cola FEMSA from paying the risk premium. The Ministry of Labor and Employment filed an interlocutory appeal against the preliminary injunction in order to restore the effects of Decree No. 1.565/2014, which was denied. Coca-Cola FEMSA is currently awaiting final resolution of the lawsuit filed on behalf of ABIR. In the meantime, the Ministry of Labor and Employment in December 2015 started a new discussion with that participation of all interested parties seeking to reissue Decree No. 1.565/2014, in order to comply with the essential requirements.

In January 2014, a new Anti-Corruption Law in Brazil came into effect, which regulates bribery, corruption practices and fraud in connection with agreements entered into with governmental agencies. The main purpose of this law is to impose liability on companies carrying out such practices, establishing fines that can reach up to 20% of a company’s gross revenues in the previous fiscal year. Although Coca-Cola FEMSA believes it is in compliance with this law, if it was found liable for any of these practices, this law would have an adverse effect on Coca-Cola FEMSA’s business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements and the notes to those financial statements. Our consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding its results and financial position during the periods discussed in this section:

•

Coca-Cola FEMSA has continued to grow organic volumes at a steady but moderate pace, highlighting Mexico where operative results were strong. However, in the short term there is some pressure from macroeconomic uncertainty in certain South American markets, including currency volatility. Volume growth is mainly driven by the Coca-Cola brand across markets, together with the solid performance of Coca-Cola FEMSA’s still beverage portfolio

•

FEMSA Comercio – Retail Division has maintained high rates of store openings across formats and continues to grow at solid rates in terms of total revenues. FEMSA Comercio – Retail Division has lower operating margins than our beverage business. Given that FEMSA Comercio – Retail Division has lower operating margins and given its fixed cost structure, it is more sensitive to changes in sales which could negatively affect operating margins. In addition, the integration of the new small-format retail businesses could also affect margins at the FEMSA Comercio – Retail Division level, given that these businesses have lower margins than the OXXO stores.

•	FEMSA Comercio – Fuel Division has expanded its retail service stations since March 2015. Such division has the lowest operating margins in FEMSA Comercio business portfolio.

•

Our consolidated results of operations are also significantly affected by the performance of the Heineken Group, as a result of our 20% economic interest. Our consolidated net income for 2015 included Ps. 5,879 million related to our non-controlling interest in the Heineken Group, as compared to Ps. 5,244 million for 2014.

Our results and financial position are affected by the economic and market conditions in the countries where our subsidiaries conduct their operations, particularly in Mexico. Changes in these conditions are influenced by a number of factors, including those discussed in “Item 3. Key Information—Risk Factors.”

Recent Developments

Effective January 18, 2016, Miguel Eduardo Padilla Silva replaced Daniel Rodriguez Cofré as our Chief Financial and Corporate Officer, and Mr. Rodriguez Cofré replaced Mr. Padilla Silva as Chief Executive Officer of FEMSA Comercio.

In February 2016, the Venezuelan government announced a 37% devaluation of the official exchange rate and changed the existing three-tier exchange rate system into a dual system. The official exchange rate (6.30 bolivars per US$ 1.00 as of December 31, 2015) and the SICAD exchange rate (13.50 bolivars per US$ 1.00 as of December 31, 2015) were merged into a single official exchange rate of 10.00 bolivars per US$ 1.00. The decision was part of a package of economic policies intended to mitigate the economic crisis of the member countries of the Organization of the Petroleum Exporting Countries (OPEC).

In March 2016, the Venezuelan government announced that it was replacing the SIMADI exchange rate with a new market-based exchange rate known as Divisas Complementarias, or DICOM, and the official exchange rate with a preferential exchange rate denominated Divisa Protegida, or DIPRO. The DIPRO exchange rate is determined by the Venezuelan government and may be used to settle imports of a list of goods and raw materials, which has not been published as of the date of this annual report. The DICOM exchange rate is determined based on supply and demand of U.S. dollars. As of April 15, 2016, the DIPRO and DICOM exchange rates were 10 bolivars and 339.45 bolivars per U.S. dollar, respectively.

Coca-Cola FEMSA will closely monitor any further developments in Venezuela that may affect the exchange rates to translate the financial statements of its Venezuelan subsidiary in the future.

In March 2016, we issued EUR 1,000 million aggregate principal amount of 1.75% fixed rate Senior Notes due 2023 with a total yield of 1.824%.

Effects of Changes in Economic Conditions

Our results are affected by changes in economic conditions in Mexico, Brazil and in the other countries where we operate. For the years ended December 31, 2015, 2014, and 2013, 70%, 68% and 63%, respectively, of our total sales were attributable to Mexico. As a result, we have significant exposure to the economic conditions of certain countries, particularly those in Central America, Colombia, Venezuela, Brazil and Argentina, although we continue to generate a substantial portion of our total sales from Mexico. Other than Venezuela, the participation of these other countries as a percentage of our total sales has not changed significantly during the last five years.

The Mexican economy is gradually recovering from a downturn as a result of the impact of the global financial crisis on many emerging economies in 2009. According to the Instituto Nacional de Estadística y Geografía of Mexico (National Institute of Statistics and Geography, which we refer to as INEGI), Mexican GDP expanded by 2.5% in 2015 and by approximately 2.1% and 1.4% in 2014 and 2013, respectively. According to the Banco Nacional de México survey regarding the economic expectations of specialists, Mexican GDP is expected to increase by 2.40% in 2016, as of the latest estimate, published on April 1, 2016. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery in Mexico.

Our results are affected by the economic conditions in the countries where we conduct operations. Some of these economies continue to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition. Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding, which would have an adverse effect on our financial position.

Beginning in the fourth quarter of 2013 and through 2015, the exchange rate between the Mexican peso and the U.S. dollar fluctuated from a low of Ps. 12.77 per US$ 1.00, to a high of Ps. 17.36 per US$ 1.00. At December 31, 2015, the exchange rate (noon buying rate) was Ps. 17.1950 per US$ 1.00. On April 15, 2016, this exchange rate was Ps. 17.5580 per US$ 1.00. See “Item 3. Key Information—Exchange Rate Information.” A depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar increases our cost of raw materials priced in U.S. dollars, including raw materials whose prices are set with reference to the U.S. dollar. In addition, a depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar will increase our U.S. dollar-denominated debt obligations, which could negatively affect our financial position and results. However, this effect could be offset by a corresponding appreciation of our U.S. dollar-denominated cash position.

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

FEMSA Comercio’s operations are characterized by low margin and relatively high fixed costs. These two characteristics make FEMSA Comercio a business with an operating margin that might be affected more easily by a change in sales levels.

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

Useful lives of property, plant and equipment and intangible assets with defined useful lives

Property, plant and equipment, including returnable bottles as they are expected to provide benefits over a period of more than one year, as well as intangible assets with defined useful lives, are depreciated/amortized over their estimated useful lives. We base our estimates on the experience of our technical personnel as well as based on our experience in the industry for similar assets, see Notes 3.12, 3.14, 11 and 12 to our audited consolidated financial statements.

Post-employment and other long-term employee benefits

We regularly evaluate the reasonableness of the assumptions used in our post-employment and other long-term employee benefit computations. Information about such assumptions is described in Note 16 to our audited consolidated financial statements.

Income taxes

Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability, and record a deferred tax asset based on our judgment regarding the probability of historical taxable income continuing in the future, projected future taxable income and the expected timing of the reversals of existing temporary differences, see Note 24 to our audited consolidated financial statements.

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

Valuation of financial instruments

We are required to measure all derivative financial instruments at fair value. The fair values of derivative financial instruments are determined considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient reliable and verifiable data, recognized in the financial sector. We base our forward price curves upon market price quotations. Management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments, see Note 20 to our audited consolidated financial statements.

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

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•

Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12, “Income Taxes” and IAS 19, “Employee Benefits,” respectively;

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

Investments in associates

If we hold, directly or indirectly, 20 percent or more of the voting power of the investee, it is presumed that we have significant influence, unless it can be clearly demonstrated that this is not the case. If we hold, directly or indirectly, less than 20 percent of the voting power of the investee, it is presumed that we do not have significant influence, unless such influence can be clearly demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20 percent-owned corporate investee require a careful evaluation of voting rights and their impact on our ability to exercise significant influence. Management considers the existence of the following circumstances which may indicate that we are in a position to exercise significant influence over a less than 20 percent-owned corporate investee:

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

Joint arrangements

An arrangement can be a joint arrangement even though not all of its parties have joint control of the arrangement. When we are a party to an arrangement we shall assess whether the contractual arrangement gives all the parties or a group of the parties, control of the arrangement collectively; joint control exists only when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Management needs to apply judgment when assessing whether all the parties, or a group of the parties, have joint control of an arrangement. When assessing joint control, management considers the following facts and circumstances:

•

Whether all the parties, or a group of the parties, control the arrangement, considering the definition of joint control, as described in note 3.11.2 to our audited consolidated financial statements; and

•	Whether decisions about the relevant activities require the unanimous consent of all the parties, or of a group of the parties.

As mentioned in Note 10 to our audited consolidated financial statements, Coca-Cola FEMSA accounts for its 51% investment at CCFPI as a joint venture using the equity method based on the facts that (i) during a four-year period ending January 25, 2017, all decisions must be approved jointly with The Coca-Cola Company, (ii) following this four-year period, all decisions related to the annual normal operations plan and any other ordinary matters will be approved only by Coca-Cola FEMSA, and (iii) potential voting rights to acquire the remaining 49% of CCFPI are not likely to be executed in the foreseeable future due to the fact the call option was “out of the money” as of December 31, 2015 and 2014.

Venezuela exchange rates and consolidation

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

As is also explained in Note 3.3 to our audited consolidated financial statements, the Company believes that it currently controls its subsidiary operations in Venezuela but recognizes the challenging economic and political environment in Venezuela. Should the Company in the future conclude that it no longer controls such operations, its consolidated financial statements would change by material amounts.

Future Impact of Recently Issued Accounting Standards not yet in Effect

We have not applied the following new and revised IFRS and IAS that have been issued but were not yet effective up to the date of issuance of our consolidated financial statements. We intend to adopt these standards, if applicable, when they become effective:

IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The transition to IFRS 9 differs by requirements and is partly retrospective and partly prospective. We have not early adopted this IFRS, and we have yet to complete our evaluation of whether it will have a material impact on our consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, “Revenue from Contracts with Customers,” was originally issued in May 2014, and applies to annual reporting periods beginning on or after January 1, 2018, earlier application is permitted. Revenue is recognized as control is passed, either over time or at a point in time.

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry–specific guidance. In applying the revenue model to contracts within its scope, an entity will: 1) identify the contract(s) with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; and 5) recognize revenue when (or as) the entity satisfies a performance obligation. Also, an entity needs to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. We have yet to complete our evaluation of whether there will be a significant impact as a consequence of this standard’s adoption; nonetheless most of our operations would recognize revenue at a single point in time, which is when we transfer goods or services to a customer. We do not expect a potential significant impact on our consolidated financial statements and we expect to complete our evaluation during 2017.

IFRS 16, Leases

IFRS 16 “Leases” was issued in January 2016 and supersedes IAS 17 “Leases” and related interpretations. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 “Revenue from Contracts with Customers” has also been applied.

Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the life of the lease.

The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined. If that rate cannot be readily determined, the lessee shall use their incremental borrowing rate. However, a lessee may elect to account for lease payments as an expense on a straight-line basis over the lease term for leases with a lease term of 12 months or less and containing no purchase options (this election is made by class of underlying asset); and leases where the underlying asset has a low value when new, such as personal computers or small items of office furniture (this election can be made on a lease-by-lease basis). We have yet to complete our evaluation of whether we will have a potential impact as a consequence of this standard’s adoption, although given the nature of the Company’s operations, we will expect a significant impact on our consolidated financial statements.

Amendments to IAS 7, Disclosure Initiative

The amendments to IAS 7 Statement of Cash Flows require that the following changes in liabilities arising from financing activities are disclosed separately from changes in other assets and liabilities: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. One way to fulfill the new disclosure requirement is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities. The new disclosure requirements also relate to changes in financial assets if they meet the same definition. These amendments are effective for annual periods beginning on or after January 1, 2017 with earlier application permitted, and entities need not provide comparative information when they first apply them. We are in the process of assessing the potential impacts from the adoption of these amendments in our financial statements.

Operating Results

The following table sets forth our consolidated income statement under IFRS for the years ended December 31, 2015, 2014, and 2013:

		Year Ended December 31,
	2015(1)	2015		2014		2013
	(in millions of U.S. dollars and Mexican pesos)
Net sales	$18,078	Ps.	310,849	Ps.	262,779	Ps.	256,804
Other operating revenues	43		740		670		1,293

Total revenues.	18,121		311,589		263,449		258,097
Cost of goods sold	10,957		188,410		153,278		148,443

Gross profit	7,164		123,179		110,171		109,654
Administrative expenses	681		11,705		10,244		9,963
Selling expenses	4,442		76,375		69,016		69,574
Other income	24		423		1,098		651
Other expenses	(159)		(2,741)		(1,277)		(1,439)
Interest expense	(452)		(7,777)		(6,701)		(4,331)
Interest income	59		1,024		862		1,225
Foreign exchange loss, net	(69)		(1,193)		(903)		(724)
Monetary position loss, net	(2)		(36)		(319)		(427)
Market value gain on financial instruments	21		364		73		8

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	1,463		25,163		23,744		25,080
Income taxes	461		7,932		6,253		7,756
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	352		6,045		5,139		4,831

Consolidated net income	$1,354	Ps.	23,276	Ps.	22,630	Ps.	22,155

Controlling interest net income	1,029		17,683		16,701		15,922
Non-controlling interest net income	325		5,593		5,929		6,233

Consolidated net income	$1,354	Ps.	23,276	Ps.	22,630	Ps.	22,155

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 17.19 to US$ 1.00, provided solely for the convenience of the reader.

The following table sets forth certain operating results by reportable segment under IFRS for each of our segments for the years ended December 31, 2015, 2014 and 2013.

	Year Ended December 31,
	2015		2014		2013		2015 vs. 2014		2014 vs. 2013
	(in millions of Mexican pesos, except margins						Percentage Growth (Decrease)
Net sales
Coca-Cola FEMSA	Ps.	151,914	Ps.	146,948	Ps.	155,175	3.4%		(5.3%	)
FEMSA Comercio – Retail Division		132,891		109,624		97,572	21.2%		12.4%
FEMSA Comercio – Fuel Division		18,510		—		—	—		—
Total revenues
Coca-Cola FEMSA		152,360		147,298		156,011	3.4%		(5.6%	)
FEMSA Comercio – Retail Division		132,891		109,624		97,572	21.2%		12.4%
FEMSA Comercio – Fuel Division		18,510		—		—	—		—
Cost of goods sold
Coca-Cola FEMSA		80,330		78,916		83,076	1.8%		(5.0%	)
FEMSA Comercio – Retail Division		85,600		70,238		62,986	21.9%		11.5%
FEMSA Comercio – Fuel Division		17,090		—		—	—		—
Gross profit
Coca-Cola FEMSA		72,030		68,382		72,935	5.3%		(6.2%	)
FEMSA Comercio – Retail Division		47,291		39,386		34,586	20.1%		13.9%
FEMSA Comercio – Fuel Division		1,420		—		—	—		—
Administrative expenses
Coca-Cola FEMSA		6,405		6,385		6,487	0.3%		(1.6%	)
FEMSA Comercio – Retail Division		2,868		2,042		1,883	40.5%		8.4%
FEMSA Comercio – Fuel Division		88		—		—	—		—
Selling expenses
Coca-Cola FEMSA		41,879		40,465		44,828	3.5%		(9.7%	)
FEMSA Comercio – Retail Division		33,305		28,492		24,707	16.9%		15.3%
FEMSA Comercio – Fuel Division		1,124		—		—	—		—
Depreciation
Coca-Cola FEMSA		6,310		6,072		6,371	3.9%		(4.7%	)
FEMSA Comercio – Retail Division		3,182		2,779		2,328	14.5%		19.4%
FEMSA Comercio – Fuel Division		56		—		—	—		—
Gross margin(1)(2)
Coca-Cola FEMSA		47.3%		46.4%		46.7%	0.9p.p.		(0.3p.p.	)
FEMSA Comercio – Retail Division		35.6%		35.9%		35.4%	(0.3)p.p.		0.5p.p.
FEMSA Comercio – Fuel Division		7.7%		—		—	—		—
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes
Coca-Cola FEMSA		155		(125)		289	224%	(5)	(143.3%	)(4)
FEMSA Comercio – Retail Division		(10)		37		11	(127%	)(6)	236.4%
FEMSA Comercio – Fuel Division		—		—		—	—		—
CB Equity(3)		5,879		5,244		4,587	12.1%		14.3%

(1)	Gross margin is calculated with reference to total revenues.

(2)	As used herein, p.p. refers to a percentage point increase (or decrease) contrasted with a straight percentage increase (or decrease).

(3)	CB Equity holds Heineken N.V. and Heineken Holding N.V. shares.

(4)	Reflects the percentage decrease between the gain of Ps. 289 million recorded in 2013 and the loss of Ps. 125 million recorded in 2014.

(5)	Reflects the percentage increase between the loss of Ps. 125 million recorded in 2014 and the gain of Ps. 155 million recorded in 2015.

(6)	Reflects the percentage decrease between the gain of Ps. 37 million recorded in 2014 and the loss of Ps. 10 million recorded in 2015.

Results from our Operations for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

FEMSA Consolidated

FEMSA’s consolidated total revenues increased 18.3% to Ps. 311,589 million in 2015 compared to Ps. 263,449 million in 2014. Coca-Cola FEMSA’s total revenues increased 3.4% to Ps. 152,360 million, driven by the local currency average price per unit case growth in all of their operations and volume growth in Mexico, Central America, Colombia and Argentina. FEMSA Comercio – Retail Division’s revenues increased 21.2% to Ps. 132,891 million, driven by the integration of Socofar and the opening of 1,208 net new OXXO stores combined with an average increase of 6.9% in same-store sales. FEMSA Comercio – Fuel Division’s revenues amounted Ps. 18,510 million in 2015.

Consolidated gross profit increased 11.8% to Ps. 123,179 million in 2015 compared to Ps. 110,171 million in 2014. Gross margin decreased 230 basis points to 39.5% of consolidated total revenues compared to 2014, reflecting the creation of FEMSA Comercio – Fuel Division, which has a lower margin than the rest of FEMSA’s business units, and a margin contraction at FEMSA Comercio – Retail Division driven by the integration of Socofar.

Consolidated administrative expenses increased 14.3% to Ps. 11,705 million in 2015 compared to Ps. 10,244 million in 2014, driven by higher expenses related to the integration of Socofar into FEMSA Comercio – Retail Division. As a percentage of total revenues, consolidated administrative expenses decreased 10 basis points, from 3.9% in 2014 to 3.8% in 2015.

Consolidated selling expenses increased 10.7% to Ps. 76,375 million in 2015 as compared to Ps. 69,016 million in 2014, mainly driven by incremental expenses at FEMSA Comercio – Retail Division, in particular the integration of Socofar into FEMSA Comercio – Retail Division’s business. As a percentage of total revenues, selling expenses decreased 160 basis points, from 26.1% in 2014 to 24.5% in 2015.

Some of our subsidiaries pay management fees to us in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Other income mainly includes gains on sales of property, plant and equipment. During 2015, other income decreased to Ps. 682 million from Ps. 1,098 million in 2014, reflecting a difficult comparable base in 2014, when we registered the write-off of certain contingencies.

Other expenses mainly include disposal and impairment of long-lived assets, contingencies, as well as their subsequent interest and penalties, severance payments derived from restructuring programs and donations. During 2015, other expenses increased to Ps. 2,741 million from Ps. 1,277 million in 2014 driven by operative currency fluctuation effects at Coca-Cola FEMSA and, to a lesser extent, by incremental disposals of certain fixed assets at FEMSA Comercio – Retail Division.

Net financing expenses increased to Ps. 7,618 million from Ps. 6,988 million in 2014, driven by an interest expense of Ps. 7,777 million in 2015 compared to Ps. 6,701 million in 2014, resulting mainly from higher interest expenses at Coca-Cola FEMSA Brazil following the reset of terms of certain cross-currency swaps related to the acquisitions of Spaipa and Companhia Fluminense in 2013.

Our accounting provision for income taxes in 2015 was Ps. 7,932 million, as compared to Ps. 6,253 million in 2014, resulting in an effective tax rate of 31.5% in 2015, as compared to 26.3% in 2014, in line with our expected medium-term range of low 30’s. The lower effective tax rate registered during 2014 is mainly related to a one-time benefit resulting from the settlement of certain contingent tax liabilities under the tax amnesty program offered by the Brazilian tax authorities, which was registered during 2014.

Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes, increased 17.6% to Ps. 6,045 million in 2015 compared with Ps. 5,139 million in 2014, mainly driven by an increase in FEMSA’s 20% participation in Heineken’s results.

Consolidated net income was Ps. 23,276 million in 2015 compared to Ps. 22,630 million in 2014, mainly as a result of growth in FEMSA’s income before income taxes combined with an increase in FEMSA’s 20% participation in Heineken’s results, which more than compensated for higher interest expenses. Controlling interest amounted to Ps. 17,683 million in 2015 compared to Ps. 16,701 million in 2014. Controlling interest in 2015 per FEMSA BD Unit was Ps. 4.94 (US$ 2.87 per ADS).

Coca-Cola FEMSA

The comparability of Coca-Cola FEMSA’s underlying financial and operating performance in 2015 as compared to 2014 was affected by the following factors: (1) translation effects from fluctuations in exchange rates and (2) results of operations in territories that are considered hyperinflationary economies (currently, the only operation that is considered a hyperinflationary economy is Venezuela). To translate the full-year 2015 reported results of Venezuela, we used the SIMADI exchange rate of 198.70 bolivars per US$ 1.00, as compared to 49.99 bolivars per US$ 1.00 used to translate our 2014 reported results. In addition, the average depreciations to the U.S. dollar of currencies used in Coca-Cola FEMSA’s main operations during 2015, as compared to 2014, were: 41.6% for the Brazilian real, 37% for the Colombian peso, 19.2% for the Mexican peso and 14.1% for the Argentine peso.

Coca-Cola FEMSA’s reported consolidated total revenues increased 3.4% to Ps. 152,360 million in 2015 despite the negative translation effect resulting from using the SIMADI exchange rate to translate the results of Coca-Cola FEMSA’s Venezuelan operations and the depreciation of the Brazilian real, the Colombian peso, the Mexican peso and the Argentine peso. Excluding the effect of currency fluctuations and the results of Coca-Cola FEMSA’s Venezuelan operations, total revenues would have grown 8.6%, driven by the growth of the average price per unit case in all of Coca-Cola FEMSA’s operations and volume growth in Mexico, Central America, Colombia and Argentina.

Total reported sales volume increased 0.5% to 3,435.6 million unit cases in 2015, as compared to 2014. Excluding the results of Coca-Cola FEMSA’s Venezuelan operations, total volume would have grown 0.7% in 2015, as compared to 2014. Coca-Cola FEMSA’s sparkling beverage portfolio grew 0.5% as compared to 2014. Excluding the effect of Coca-Cola FEMSA’s Venezuelan operations, the sparkling beverage portfolio would have grown 0.7% as a result of positive performance of the Coca-Cola brand in Mexico, Colombia and Central America, and Coca-Cola FEMSA’s flavored sparkling beverage portfolio in Mexico, Colombia, Argentina and Central America. The still beverage category grew 4.9% as compared to 2014. Excluding the effects of Coca-Cola FEMSA’s Venezuelan operations, the still beverage category would have grown 6.5% driven by the positive performance of Jugos del Valle juice in Colombia, Mexico and Central America; ValleFrut orangeade in Mexico and Brazil; the Powerade brand across most of Coca-Cola FEMSA’s territories and the Santa Clara dairy business in Mexico. Bottled water, excluding bulk water, grew 2.3% as compared to 2014. Excluding the effects of Coca-Cola FEMSA’s Venezuelan operations, bottled water, excluding bulk water, would have grown 1.8%, driven by growth in Colombia, Argentina, Brazil and Central America. Bulk water decreased 2.8%, as compared to 2014, mainly driven by a contraction of the Ciel brand in Mexico.

Consolidated reported average price per unit case grew 3.5% reaching Ps. 42.34 in 2015, as compared to Ps. 40.92 in 2014, despite the negative translation effect resulting from using the SIMADI exchange rate to translate the results of Coca-Cola FEMSA’s Venezuelan operations and the depreciation of the Brazilian real, the Colombian peso and the Argentine peso. Excluding the effect of currency fluctuations and Coca-Cola FEMSA’s Venezuelan operations, average price per unit case would have grown 8.8% in 2015, driven by average price per unit case increases in local currency in each of Coca-Cola FEMSA’s operations.

Coca-Cola FEMSA’s reported gross profit increased 5.3% to Ps. 72,030 million in 2015 with a gross margin expansion of 90 basis points. Excluding the effect of currency fluctuations and Coca-Cola FEMSA’s Venezuelan operations, gross profit would have grown 10.3%, with a gross margin expansion of 70 basis points. In local currency, the benefit of lower sweetener and PET prices, in combination with Coca-Cola FEMSA’s currency hedging strategy, was partially offset by the depreciation of the average exchange rate of the Brazilian real, the Colombian peso, the Mexican peso and the Argentine peso as applied to U.S. dollar-denominated raw material costs.

For Coca-Cola FEMSA, the components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to Coca-Cola FEMSA’s production facilities, wages and other labor costs at Coca-Cola FEMSA’s production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of Coca-Cola FEMSA’s products in the local currency, net of applicable taxes. Packaging materials, mainly PET and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Reported administrative and selling expenses as a percentage of total revenues decreased 10 basis points to 31.7% in 2015 as compared to 2014. Reported administrative and selling expenses in absolute terms increased 3.1% as compared to 2014. Excluding the effect of currency fluctuations and the results of Coca-Cola FEMSA’s Venezuelan operations, administrative and selling expenses as a percentage of total revenues would have remained flat and absolute administrative and selling expenses would have grown 8.7% as compared to 2014. In local currency, operating expenses as a percentage of revenues decreased in Mexico, Venezuela and Argentina. In 2015, we continued investing across Coca-Cola FEMSA’s territories to support marketplace execution, increase cooler coverage and bolster returnable presentation base.

In 2015, Coca-Cola FEMSA recorded a net expense in other operating expenses of Ps. 1,748 million, mainly due to certain restructuring charges and the negative operating currency fluctuation effects across Coca-Cola FEMSA’s territories.

As used by Coca-Cola FEMSA, the term “comprehensive financing result” refers to the combined financial effects of net interest expenses, net financial foreign exchange gains or losses, and net gains or losses on the monetary position of hyperinflationary countries where Coca-Cola FEMSA operates. Net financial foreign exchange gains or losses represent the impact of changes in foreign exchange rates on financial assets or liabilities denominated in currencies other than local currencies and gains or losses resulting from derivative financial instruments. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever occurs first, and the date it is repaid or the end of the period, whichever occurs first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Reported comprehensive financing result in 2015 recorded an expense of Ps. 7,273 million as compared to an expense of Ps. 6,422 million in 2014. This increase was mainly driven by a foreign exchange loss as a result of the depreciation of the end-of-period exchange rate of the Mexican peso during the year, as applied to Coca-Cola FEMSA’s U.S. dollar-denominated net debt position.

During 2015, reported income tax, as a percentage of income before taxes, was 30.6% as compared to 26% in 2014. The lower effective tax rate registered during 2014 is mainly related to a one-time benefit resulting from the settlement of certain contingent tax liabilities under the tax amnesty program offered by the Brazilian tax authorities, which was not repeated in 2015.

Coca-Cola FEMSA’s reported consolidated net controlling interest income reached Ps. 10,235 million in 2015 as compared to Ps. 10,542 million in 2014. Earnings per share in 2015 were Ps. 4.94 (Ps. 49.37 per ADS) computed on the basis of 2,072.9 million shares outstanding (each ADS represents 10 Series L shares).

In 2015, Coca-Cola FEMSA reported a gain of Ps. 155 million in the share of the profits of associates and joint ventures line, mainly due to an equity-method gain from Coca-Cola FEMSA’s participation in associated companies and in CCFPI.

FEMSA Comercio – Retail Division

FEMSA Comercio – Retail Division total revenues increased 21.2% to Ps. 132,891 million in 2015 compared to Ps. 109,624 million in 2014, primarily as a result of the opening of 1,208 net new OXXO stores during 2015, together with an average increase in same-store sales of 6.9%, as well as the additional revenues from the acquisitions of Socofar and Farmacias Farmacon drugstores in Chile and Mexico, respectively. As of December 31, 2015, there were a total of 14,061 OXXO stores. As referenced above, FEMSA Comercio – Retail Division’s same-store sales increased an average of 6.9% compared to 2014, driven by a 5.1% increase in average customer ticket while store traffic increased 1.7%.

Cost of goods sold increased 21.9% to Ps. 85,600 million in 2015, compared with Ps. 70,238 million in 2014. Gross margin contracted 30 basis points to reach 35.6% of total revenues. This decrease was mainly driven by the integration of the Farmacias Farmacon and Socofar drugstores, both of which have lower gross margins than the OXXO operations.

Administrative expenses increased 40.5% to Ps. 2,868 million in 2015, compared with Ps. 2,042 million in 2014, reaching 2.2% of sales. Selling expenses increased 16.9% to Ps. 33,305 million in 2015 compared with Ps. 28,492 million in 2014. The increase in operating expenses was driven by (i) expenses related to the incorporation of the Socofar and Farmacias Farmacon drugstore operations, (ii) the strong organic growth in new stores across formats and (iii) the strengthening of FEMSA Comercio’ s business and organizational structure in preparation for the growth of new operations, particularly drugstores.

FEMSA Comercio – Fuel Division

The operations that comprise the FEMSA Comercio – Fuel Division were integrated in 2015. As such, no results of operation are available for this segment for periods prior to 2015.

FEMSA Comercio – Fuel Division total revenues amounted to Ps. 18,510 million in 2015. Cost of goods sold reached Ps. 17,090 million in 2015 and administrative expenses amounted to Ps. 88 million in 2015. Selling expenses reached Ps. 1,124 million in 2015.

Results from our Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

FEMSA Consolidated

FEMSA’s consolidated total revenues increased 2.1% to Ps. 263,449 million in 2014 compared to Ps. 258,097 million in 2013. Coca-Cola FEMSA’s total revenues decreased 5.6% to Ps. 147,298 million, driven by the negative translation effect resulting from using the system known as the Sistema Complementario de Administración de Divisas II, or SICAD II exchange rate to translate the Venezuelan operations. FEMSA Comercio’s revenues increased 12.4% to Ps. 109,624 million, mainly driven by the opening of 1,132 net new stores combined with an average increase of 2.7% in same-store sales.

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

Consolidated selling expenses decreased 0.8% to Ps. 69,016 million in 2014 as compared to Ps. 69,574 million in 2013. As a percentage of total revenues, selling expenses decreased 80 basis points, from 26.9% in 2013 to 26.1% in 2014.

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

Coca-Cola FEMSA

Coca-Cola FEMSA’s reported consolidated total revenues decreased 5.6% to Ps. 147,298 million in 2014, as compared to 2013, mainly due to the negative translation effect resulting from the use of the SICAD II exchange rate to translate the results of its Venezuelan operations to Mexican pesos. Excluding the non-comparable effects of Companhia Fluminense and Spaipa in Brazil and Grupo Yoli in Mexico, total revenues were Ps. 134,088 in 2014, a decrease of 14.1% with respect to 2013. On a currency neutral basis and excluding the non-comparable effects of Companhia Fluminense, Spaipa and Grupo Yoli, total revenues grew 24.7%, driven by average price per unit case increases in most of our territories, and volume growth in Brazil, Colombia, Venezuela and Central America.

Total sales volume increased 6.6% to 3,417.3 million unit cases in 2014, as compared to 2013. Excluding the integration of Grupo Yoli in Mexico and Companhia Fluminense and Spaipa in Brazil, volumes declined 0.7% to 3,182.8 million unit cases in 2014. This decrease was mainly due to a volume decline in Coca-Cola FEMSA’s Mexican operation as a result of price increases implemented to offset the effect of the recently imposed excise tax on sweetened beverages. On the same basis, Coca-Cola FEMSA’s bottled water portfolio grew 5%, mainly driven by the performance of the Crystal brand in Brazil, the Aquarius and Bonaqua brands in Argentina, the Nevada brand in Venezuela and the Manantial brand in Colombia. The still beverage category grew 1.9%, mainly driven by the performance of the Jugos del Valle line of business in Colombia, Venezuela and Brazil, and the Powerade brand across most of Coca-Cola FEMSA’s territories. These increases partially compensated for the performance of Coca-Cola FEMSA’s sparkling beverage category which declined 0.9% driven by the volume decline in Coca-Cola FEMSA’s Mexican operations and a 3.5% volume decline in its bulk water business.

Consolidated average price per unit case decreased 13.2%, reaching Ps. 40.92 in 2014, as compared to Ps. 47.15 in 2013. This decline was driven by the negative translation effect in the results of Coca-Cola FEMSA’s Venezuelan operations discussed above. In local currency, average price per unit case increased in all of Coca-Cola FEMSA’s territories, except for Colombia.

Gross profit decreased 6.2% to Ps. 68,382 million in 2014, as compared to 2013, mainly due to the negative translation effect in the results of Coca-Cola FEMSA’s Venezuelan operations discussed above. In local currency, lower sweetener and PET prices in most of Coca-Cola FEMSA’s operations were offset by the depreciation of the average exchange rate of the Argentine peso, the Brazilian real, the Colombian peso and the Mexican peso as applied to Coca-Cola FEMSA’s U.S. dollar-denominated raw material costs. Reported gross margin reached 46.4% in 2014.

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

Administrative and selling expenses as a percentage of total revenues decreased 110 basis points to 31.8% in 2014 as compared to 2013. Administrative and selling expenses in absolute terms decreased 8.7% mainly as a result of the lower contribution of Coca-Cola FEMSA’s Venezuelan operations driven by the negative translation effect discussed above. In local currency, operating expenses decreased as a percentage of revenues in most of Coca-Cola FEMSA’s territories, despite the continued marketing investments to support Coca-Cola FEMSA’s marketplace execution and bolster its returnable packaging base across its operations, higher labor costs in Venezuela and Argentina, and higher freight costs in Brazil and Venezuela.

In 2014, Coca-Cola FEMSA’s other operating expenses totaled Ps.548 million. These expenses were mainly driven by (i) an operating currency fluctuation effect in Venezuela recorded during the second quarter of 2014, (ii) an operating currency fluctuation effect across Coca-Cola FEMSA’s territories in the fourth quarter of 2014, (iii) restructuring charges mainly in Coca-Cola FEMSA’s Mexican operations and (iv) a loss on the sale of certain fixed assets.

As used by Coca-Cola FEMSA, the term “comprehensive financing result” refers to the combined financial effects of net interest expenses, net financial foreign exchange gains or losses, and net gains or losses on monetary position from the hyperinflationary countries where Coca-Cola FEMSA operates. Net financial foreign exchange gains or losses represent the impact of changes in foreign-exchange rates on financial assets or liabilities denominated in currencies other than local currencies and gains or losses resulting from derivative financial instruments. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever comes first, and the date it is repaid or the end of the period, whichever comes first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Coca-Cola FEMSA’s comprehensive financing result in 2014 recorded an expense of Ps. 6,422 million as compared to an expense of Ps. 3,773 million in 2013. This increase was mainly driven by higher interest expense due to a larger debt position and a foreign exchange loss mainly as a result of the depreciation of the end-of-period exchange rate of the Mexican peso during the year as applied to a higher U.S. dollar-denominated net debt position.

Coca-Cola FEMSA’s income taxes decreased to Ps.3,861 million, from Ps.5,731 million in 2013. In 2014, income taxes, as a percentage of income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method, were 25.8% as compared to 33.3% in 2013. The lower effective tax rate registered during 2014 was mainly driven by (i) a smaller contribution from Coca-Cola FEMSA’s Venezuelan subsidiary (resulting from the use of the SICAD II rate for translation purposes) which carries a higher effective tax rate, (ii) the inflationary tax effects in Venezuela, and (iii) a one-time benefit related to the settlement of certain contingent tax liabilities under the tax amnesty program offered by the Brazilian tax authorities, which was registered during the third quarter of 2014.

In 2014, Coca-Cola FEMSA reported a loss of Ps.125 million in share of the profit of associates and joint ventures accounted for using the equity method, net of taxes, mainly due to an equity method loss of CCFPI, which was partially compensated by an equity method gain from Coca-Cola FEMSA’s non-carbonated joint ventures in Mexico and Brazil.

In January, 2013, as part of Coca-Cola FEMSA’s efforts to expand its geographic reach, it acquired a 51% non-controlling majority stake in CCFPI from The Coca-Cola Company. In 2014, Coca-Cola FEMSA recognized an equity loss of Ps.334 million regarding its economic interest in CCFPI. In 2014, Coca-Cola FEMSA reported its equity method investment in CCFPI as a separate reporting segment. For further information see Notes 10 and 26 to our consolidated financial statements.

Coca-Cola FEMSA’s consolidated net controlling interest income decreased 8.7% to Ps. 10,542 million in 2014 as compared to 2013, mainly as a result of the lower contribution of its Venezuelan operations driven by the negative translation effect discussed above. Earnings per share in 2014 were Ps.5.09 (Ps. 50.86 per ADS) computed on the basis of 2,072.9 million outstanding shares (each ADS represents 10 Series L shares) as of December 31, 2015.

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

Cost of goods sold increased 11.5% to Ps. 70,238 million in 2014, below total revenue growth, compared with Ps. 62,986 million in 2013. Gross margin expanded 50 basis points to reach 35.9% of total revenues. This increase reflects a more effective collaboration and execution with our key supplier partners, including higher and more efficient joint use of promotion-related resources, as well as objective-based incentives.

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

Liquidity and Capital Resources

Liquidity

Each of our sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2015, 78% of our outstanding consolidated total indebtedness was at the level of our sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Anticipating liquidity needs for general corporate purposes, in May 2013 we issued US$ 300 million aggregate principal amount of 2.875% Senior Notes due 2023 and US$ 700 million aggregate principal amount of 4.375% Senior Notes due 2043. In May 2013, Coca-Cola FEMSA issued Ps. 7,500 million aggregate principal amount of 10-year fixed rate Mexican peso-denominated bonds (certificados bursatiles) bearing a 5.46% coupon. In April 2011, Coca-Cola FEMSA issued (i) Ps. 2,500 million in aggregate principal amount of 5-year floating rate certificados bursatiles priced at the 28-day TIIE plus 13 basis points, which matured and were repaid in full on April 11, 2016 and (ii) Ps. 2,500 million of 10-year fixed rate certificados bursatiles bearing an 8.27% coupon. In March 2016, we issued EUR 1,000 million aggregate principal amount of 1.750% fixed rate Senior Notes due 2023 with a total yield of 1.824%.

In addition, in November 2013 and January 2014, Coca-Cola FEMSA issued US$ 1.0 billion aggregate principal amount of 2.375% Senior Notes due 2018, US$ 750 million aggregate principal amount of 3.875% Senior Notes due 2023 and US$ 400 million aggregate principal amount of 5.250% Senior Notes due 2043. Also in January 2014, Coca-Cola FEMSA issued US$ 150 million aggregate principal amount of 3.875% Senior Notes due 2023 and US$ 200 million in aggregate principal amount of 5.250% Senior Notes due 2043. In February 2010, Coca-Cola FEMSA issued US$ 500 million aggregate amount of 4.625% Senior Notes due 2020. We may decide to incur additional indebtedness at our holding company in the future to finance the operations and capital requirements of our subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, we depend on dividends and other distributions from our subsidiaries to service our indebtedness and to finance our operations and capital requirements.

We continuously evaluate opportunities to pursue acquisitions or engage in joint ventures or other transactions. We would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness and capital stock.

Our principal source of liquidity has generally been cash generated from our operations. We have traditionally been able to rely on cash generated from operations because a significant majority of the sales of Coca-Cola FEMSA and FEMSA Comercio are on a cash or short-term credit basis. OXXO stores are able to finance a significant portion of their initial and ongoing inventories with supplier credit. Our principal use of cash has generally been for capital expenditure programs, debt repayment and dividend payments. In our opinion, our working capital is sufficient for our present requirements.

Our sub-holding companies generally incur short-term indebtedness in the event that they are temporarily unable to finance operations or meet capital requirements with cash from operations. A significant decline in the business of any of our sub-holding companies may affect the sub-holding company’s ability to fund its capital requirements. A significant and prolonged deterioration in the economies where we operate or in our businesses may affect our ability to obtain short-term and long-term credit or to refinance existing indebtedness on terms satisfactory to us.

The following is a summary of the principal sources and uses of cash for the years ended December 31, 2015, 2014 and 2013, from our consolidated statement of cash flows:

Principal Sources and Uses of Cash

Years ended December 31, 2015, 2014 and 2013

(in millions of Mexican pesos)

	2015		2014		2013
Net cash flows provided by operating activities	Ps.	36,742	Ps.	37,364	Ps.	28,758
Net cash flows (used in) investing activities		(28,359)		(15,608)		(55,231)
Net cash flows (used in) provided by financing activities		(13,741)		(9,288)		20,584
Dividends paid		(10,701)		(3,152)		(16,493)

Principal Sources and Uses of Cash for the Year ended December 31, 2015 Compared to the Year Ended December 31, 2014

Our net cash generated by operating activities was Ps. 36,742 million for the year ended December 31, 2015 compared to Ps. 37,364 million generated by operating activities for the year ended December 31, 2014, a decrease of Ps. 622 million. This decrease was the result of a decrease in the cash provided by the changes in other current financial assets of Ps. 1,418 million due to restricted cash payments compared to last year, which was partially offset by a net increase in cash provided by accounts receivable and other current assets of Ps. 583 million compared to last year. Also, there was an increase in the amount of cash provided because of the changes in other long-term liabilities of Ps. 3,130 million due to a decrease in contingencies payments over the prior year, which was offset by a decrease in cash provided of Ps. 3,208 because of the changes in inventories. Finally, there was a decrease in cash provided by changes in suppliers and other accounts payable and other current financial liabilities of Ps. 2,717 million, besides there was a decrease in cash provided in income taxes paid of Ps. 2,833 million due to the increase of taxable income over the prior year, which were offset by an increase of Ps. 5,611 million in our cash flow from operating activities before changes in operating accounts due to our increased sales on a cash basis.

Our net cash used in investing activities was Ps. 28,359 million for the year ended December 31, 2015 compared to Ps. 15,608 million for the year ended December 31, 2014, an increase of Ps. 12,751 million. This was primarily the result of an increase in acquisition-related costs in the amount of Ps. 12,711 million, given by FEMSA Comercio and our other business acquisitions.

Our net cash used in financing activities was Ps. 13,741 million for the year ended December 31, 2015 compared to Ps. 9,288 million generated by financing activities for the year ended December 31, 2014, an increase of Ps. 4,453 million. This increase was primarily due to higher payments of bank loans in 2015 of Ps. 15,520 million as compared to Ps. 5,721 million in 2014, offset by proceeds from bank borrowings of Ps. 8,442 million in 2015 compared to Ps. 5,354 million in 2014, as well as higher dividend payments of Ps. 10,701 million compared to Ps. 3,152 million in 2014, finally, all these payments were partially offset by a net increase in cash provided by derivative financial instruments of Ps. 10,612 million due to the liquidation of cross currency swaps.

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

Consolidated Total Indebtedness

Our consolidated total indebtedness as of December 31, 2015 was Ps. 91,864 million compared to Ps. 84,488 million in 2014 and Ps. 76,748 million as of December 31, 2013. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 5,895 million and Ps. 85,969 million, respectively, as of December 31, 2015, as compared to Ps. 1,553 million and Ps. 82,935 million, respectively, as of December 31, 2014, and Ps. 3,827 million and Ps. 72,921 million, respectively, as of December 31, 2013. Cash and cash equivalents were Ps. 29,396 million as of December 31, 2015, as compared to Ps. 35,497 million as of December 31, 2014 and Ps. 27,259 million as of December 31, 2013.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2015.

	Maturity
	Less than 1 year		1 - 3 years		3 - 5 years		In excess of 5 years		Total
	(in millions of Mexican pesos)
Long-Term Debt
Mexican pesos	Ps.	2,496	Ps.	3,385	Ps.	—	Ps.	9,989	Ps.	15,870
Brazilian reais		363		552		377		111		1,403
Colombian pesos		280		738		106		52		1,176
U.S. dollars		—		17,158		8,566		42,352		68,076
Argentine pesos		100		41		—		—		141
Chilean pesos		336		769		907		395		2,407
Capital Leases
Brazilian reais		67		131		113		149		460
Chilean pesos		14		31		35		12		92
Interest payments(1)
Mexican pesos		783		1,359		1,231		1,021		4,394
Brazilian reais		126		228		184		112		650
Colombian pesos		105		64		47		19		235
U.S. dollars		2,595		5,151		4,026		25,905		37,677
Argentine pesos		47		18		—		—		65
Chilean pesos		161		282		260		76		779
Interest Rate Swaps and Cross Currency Swaps (2)
Mexican pesos		1,861		4,112		2,891		16,046		24,910
Brazilian reais		5,978		10,368		1,513		16,946		34,805
Colombian pesos		73		17		—		—		90
U.S. dollars		1,138		3,916		2,050		9,583		16,686
Argentine pesos		50		6		—		—		56
Chilean pesos		2		3		3		1		9
Operating leases
Mexican pesos		3,768		7,030		6,232		16,742		33,772
U.S. dollars		200		387		395		330		1,312
Others		1		8		5		2		16
Commodity price contracts
Sugar(3)		1,497		—		—		—		1,497
Aluminum(3)		436		—		—		—		436
Expected benefits to be paid for pension and retirement plans, seniority premiums, post-retirement medical services and post-employment		534		739		863		2,197		4,333
Other long-term liabilities(4)		—		—		—		5,795		5,795

(1)	Interest was calculated using long-term debt as of and interest rate amounts in effect on December 31, 2015 without considering interest rate swap agreements. The debt and applicable interest rates in effect are shown in Note 18 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 17.2065 per US$ 1.00, the exchange rate quoted to us by Banco de México for the settlement of obligations in foreign currencies on December 31, 2015.

(2)	Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the rates giving effect to interest rate swaps and cross currency swaps applied to long-term debt as of December 31, 2015, and the market value of the unhedged cross currency swaps (the amount of debt used in the calculation of the interest was obtained by converting only the units of investment debt for the related cross currency swap, and it also includes the effect of related interest rate swaps).

(3)	Reflects the notional amount of the futures and forward contracts used to hedge sugar and aluminum cost with a fair value liability of Ps. 274 million; see Note 20.6 to our audited consolidated financial statements.

(4)	Other long-term liabilities include provisions and others, but not deferred taxes. Other long-term liabilities additionally reflects those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

As of December 31, 2015, Ps. 5,895 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).

As of December 31, 2015, our consolidated average cost of borrowing, after giving effect to the cross currency and interest rate swaps, was approximately 7.5% (the total amount of debt used in the calculation of this percentage was obtained by converting only the units of investment debt for the related cross currency swap, and it also includes the effect of related interest rate swaps). As of December 31, 2014 our consolidated average cost of borrowing, after giving effect to the cross currency swaps, was 7.7%. As of December 31, 2015, after giving effect to cross currency swaps, approximately 39.4% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 24.6% in U.S. dollars, 1.9% in Colombian pesos, 0.4% in Argentine pesos, 29.1% in Brazilian reais and the remaining 4.6% in Chilean pesos.

Overview of Debt Instruments

The following table shows the allocations of total debt of our company as of December 31, 2015:

	Total Debt Profile of the Company
	FEMSA and Others		Coca-Cola FEMSA		FEMSA Comercio Retail Division		Total Debt
	(in millions of Mexican pesos)
Short-term Debt
Argentine pesos:
Notes Payable	Ps.	—	Ps.	165	Ps.	—	Ps.	165
Brazilian reais:
Bank loans		168		—		—		168
Colombian pesos:
Bank loans		—		219		235		454
Chilean pesos:
Bank loans		—		—		1,442		1,442
Capital leases		—		—		10		10
Long-term Debt(1)
Mexican pesos:
Units of Investment (UDIs)		3,385		—		—		3,385
Domestic Senior notes		—		12,485		—		12,485
U.S. dollars:
Senior Notes		16,743		51,333		—		68,076
Brazilian reais:
Bank loans		350		1,053		—		1,403
Capital leases		—		460		—		460
Colombian pesos:
Bank loans		—		874		302		1,176
Argentine pesos:
Bank loans		—		141		—		141
Chilean pesos:
Bank loans		—		—		2,407		2,407
Capital leases		—		—		92		92
Total Debt	Ps.	20,646	Ps.	66,730	Ps.	4,488	Ps.	91,864
Average Cost (2)
Mexican pesos		6.6%		5.0%		—		5.7%
U.S. dollars		—		4.7%		—		4.7%
Brazilian reais		9.7%		13.4%		—		13.3%
Argentine pesos		—		28.0%		—		28.0%
Colombian pesos		—		6.5%		4.9%		6.0%
Chilean pesos		—		—		5.9%		5.9%
Total		6.7%		8.2%		5.7%		7.5%

(1)	Includes the Ps. 3,656 million current portion of long-term debt.
(2)	Includes the effect of cross currency and interest rate swaps (the total amount of the debt used in the calculation of this percentage considers converting only the units of investments debt for the related cross currency swap, and it also includes the effect of related interest rate swaps). Average cost is determined based on interest rates as of December 31, 2015.

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

We and Coca-Cola FEMSA are in compliance with all of our covenants. A significant and prolonged deterioration in our consolidated results could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Summary of Debt

The following is a summary of our indebtedness by sub-holding company and for FEMSA as of December 31, 2015:

Coca-Cola FEMSA

•

Coca-Cola FEMSA’s total indebtedness was Ps. 66,730 million as of December 31, 2015. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 3,470 million and Ps. 63,260 million, respectively. As of December 31, 2015, cash and cash equivalents were Ps. 15,989 million and consisted of 66.4% U.S. dollars, 21.2% Mexican pesos, 6.4% Brazilian reais, 2.3% Venezuelan bolivars, 1.1% Argentine pesos, 1.3% Colombian pesos, 0.7% Costa Rican colones and 0.6% other legal currencies.

•

As part of Coca-Cola FEMSA’s financing policy, it expects to continue to finance its liquidity needs with cash from operations. Nonetheless, as a result of regulations in certain countries where it operates, it may not be beneficial or, as the case of exchange controls in Venezuela, practicable for Coca-Cola FEMSA to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls like those in Venezuela may also increase the real price of remitting cash from operations to fund debt requirements in other countries. In addition, in the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, Coca-Cola FEMSA may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. Coca-Cola FEMSA’s liquidity in Venezuela could be affected by changes in the rules applicable to exchange rates as well as other regulations, such as exchange controls. In addition, in the future Coca-Cola FEMSA may finance its working capital and capital expenditure needs with short-term or other borrowings.

•

Any further changes in the Venezuelan exchange control regime, and future currency devaluations or the imposition of exchange controls in any of the countries where Coca-Cola FEMSA has operations could have an adverse effect on Coca-Cola FEMSA’s financial position and liquidity.

FEMSA Comercio

•

As of December 31, 2015, FEMSA Comercio – Retail Division had total outstanding debt of Ps. 4,488 million. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 1,687 million and Ps. 2,801 million, respectively. As of December 31, 2015, cash and cash equivalents were Ps. 4,030 million.

FEMSA and others

•

As of December 31, 2015, FEMSA and others had total outstanding debt of Ps. 20,646 million, which is composed of Ps. 3,385 million of unidades de inversión (inflation indexed units, or UDIs), which mature in November 2017, Ps. 518 million of bank debt (of which Ps. 277 million is held by our logistics services subsidiary and Ps. 241 million is held by our refrigeration business) in other legal currencies, and Ps. 5,068 million of Senior Notes due 2023 and Ps. 11,675 million of Senior Notes due 2043 that we issued in May 2013. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.” FEMSA and others’ average cost of debt, after giving effect to interest rate swaps and cross currency swaps, as of December 31, 2015, was 6.6% in Mexican pesos (the amount of debt used in the calculation of this percentage was obtained by converting only the units of investments debt for the related cross currency swap, and it also includes the effect of related interest rate swaps).

Contingencies

We have various loss contingencies, for which reserves have been recorded in those cases where we believe an unfavorable resolution is probable and can be reasonably quantified. See “Item 8. Financial Information—Legal Proceedings.” Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.

The following table presents the nature and amount of loss contingencies recorded as of December 31, 2015:

	Loss Contingencies As of December 31, 2015 (in millions of Mexican pesos)
Taxes, primarily indirect taxes	Ps.	1,725
Legal		318
Labor		1,372
Total	Ps.	3,415

As is customary in Brazil, we have been asked by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 3,569 million, Ps. 3,026 and Ps. 2,248 million as of December 31, 2015, 2014 and 2013, respectively, by pledging fixed assets or providing bank guarantees.

We have other contingencies that, based on a legal assessment of their risk of loss, have been classified by our legal counsel as more than remote but less than probable. These contingencies have a financial impact that is disclosed as loss contingencies in the notes of the audited consolidated financial statements. These contingencies, or our assessment of them, may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of December 31, 2015, the aggregate amount of such contingencies for which we had not recorded a reserve was Ps. 29,502 million.

Capital Expenditures

For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures reached Ps. 18,885 million in 2015 compared to Ps. 18,163 million in 2014, an increase of 4%. This was driven by additional investments at FEMSA Comercio, mainly related to expansion of the Retail Division and Fuel Division through the opening of new stores and retail service stations. The principal components of our capital expenditures have been investments in equipment, market-related investments, investments in production capacity and distribution network expansion at Coca-Cola FEMSA and expansion of the Retail Division and Fuel Division at FEMSA Comercio, as mentioned above. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2016

Our capital expenditure budget for 2016 is expected to be approximately US$ 1,284 (Ps. 22,277) million. The following discussion is based on each of our sub-holding companies’ internal 2015 budgets. The capital expenditure plan for 2016 is subject to change based on market and other conditions and the subsidiaries’ results and financial resources.

Coca-Cola FEMSA’s capital expenditures in 2016 are expected to reach US$ 690 million, approximately. Coca-Cola FEMSA’s capital expenditures in 2016 are primarily intended for:

•	investments in production capacity;

•	market investments;

•	returnable bottles and cases;

•	improvements throughout its distribution network; and

•	investments in information technology.

Coca-Cola FEMSA estimates that of its projected capital expenditures for 2016, approximately 36% will be for its Mexican territories and the remainder will be for its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budgeted capital expenditures for 2016. Coca-Cola FEMSA’s capital expenditure plan for 2016 may change based on market and other conditions and on its results and financial resources.

FEMSA Comercio – Retail Division’s capital expenditures budget in 2016 is expected to total approximately US$ 460 million, and will be allocated to the opening of new OXXO stores and to a lesser extent to the refurbishing of existing OXXO stores. In addition, investments are planned in FEMSA Comercio’s IT, ERP software updates and transportation equipment.

FEMSA Comercio – Fuel Division’s capital expenditures in 2016 is expected to total approximately US$ 20 million, and will be allocated to the opening of new service stations and, to a lesser extent, to the refurbishing of existing OXXO GAS service stations.

Hedging Activities

Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative financial instruments as of December 31, 2015. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

	Fair Value At December 31, 2015
	Maturity less than 1 year		Maturity 1 - 3 years		Maturity 3 - 5 years		Maturity in excess of 5 years		Fair Value Asset
	(in millions of Mexican pesos)
Derivative financial instruments position	Ps.	166	Ps.	3,340	Ps.	(119)	Ps.	4,876	Ps.	8,263

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our board of directors was elected at the AGM held on March 8, 2016, and currently comprises 19 directors and 16 alternate directors. The following table sets forth the current members of our board of directors:

Series B Directors

José Antonio Fernández Carbajal(1) (2) Executive Chairman of the Board	Born:	February 1954
	First elected (Chairman):	2001
	First elected (Director):	1984
	Term expires:	2017
	Principal occupation:	Executive Chairman of the board of directors of FEMSA
	Other directorships:	Chairman of the boards of directors of Coca-Cola FEMSA, Fundación FEMSA A.C., Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM); Chairman Emeritus of the US Mexico Foundation; vice-chairman of the Heineken Supervisory Board and member of the Heineken Holding Board, Industrias Peñoles, S.A.B. de C.V. (Peñoles), Grupo Televisa, S.A.B. (Televisa) and Co-chairman of the advisory board of Woodrow Wilson Center, Mexico Institute; member of the preparatory, and selection and appointment committees of Heineken N.V.
	Business experience:	Joined FEMSA’s strategic planning department in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991, and Chief Executive Officer in 1995, a position he held until December 31, 2013. On January 1, 2014, he was appointed Executive Chairman of our board of directors
	Education:	Holds an industrial engineering degree and an MBA from ITESM
	Alternate director:	Federico Reyes García

Mariana Garza Lagüera Gonda(3) Director	Born:	April 1970
	First elected:	1998
	Term expires:	2017
	Principal occupation:	Private investor
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, ITESM, Museo de Historia Mexicana, Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliario la Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V., Controladora Pentafem, S.A.P.I. de C.V. and Monte Serena, S.A. de C.V.
	Education:	Holds an industrial engineering degree from ITESM and a Master of International Management from the Thunderbird American Graduate School of International Management
	Alternate director:	Eva María Garza Lagüera Gonda(1)(3)

Paulina Garza Lagüera Gonda(3) Director	Born:	March 1972
	First elected:	1999
	Term expires:	2017
	Principal occupation:	Private investor
	Other directorships:	Alternate member of the board of directors of Coca-Cola FEMSA and member of the boards of directors of Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliario la Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V. and Controladora Pentafem, S.A.P.I. de C.V.
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Othón Páez Garza

José Fernando Calderón Rojas Director	Born:	July 1954
	First elected:	1984
	Term expires:	2017
	Principal occupation:	Chief Executive Officer and chairman of the boards of directors of Franca Servicios, S.A. de C.V., Servicios Administrativos de Monterrey, S.A. de C.V., Regio Franca, S.A. de C.V., and Franca Industrias, S.A. de C.V.
	Other directorships:	Member of the boards of directors of Alfa, S.A.B. de C.V. (Alfa), and member of the regional consulting board of BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer (Bancomer) and member of the audit and corporate practices committees of Alfa; member of Fundación UANL, A.C.; founder of Centro Integral Down A.C.; President of Patronato del Museo del Obispado A.C. and member of the external advisory board of Facultad de Derecho y Criminología of Universidad Autónoma de Nuevo León (UANL)
	Education:	Holds a law degree from UANL and completed specialization studies in tax at UANL
	Alternate director:	Francisco José Calderón Rojas(4)

Alfonso Garza Garza(5)(6) Director	Born:	July 1962
	First elected:	2001
	Term expires:	2017
	Principal occupation:	Vice President of Strategic Businesses of FEMSA
	Other directorships:	Member of the boards of directors of ITESM, Grupo Nutec, S.A. de C.V., American School Foundation of Monterrey, A.C. and Club Campestre de Monterrey, A.C.; vice-chairman of the executive commission of Confederación Patronal de la República Mexicana, S.P. (COPARMEX) and alternate member of the board of directors of Coca-Cola FEMSA
	Business experience:	Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Cerveza and as Chief Executive Officer of FEMSA Empaques
	Education:	Holds an industrial engineering degree from ITESM and an MBA from Instituto Panamericano de Alta Dirección de Empresa (IPADE)
	Alternate director:	Juan Carlos Garza Garza(5)(6)

Max Michel González Director	Born:	June 1968
	First elected:	1996
	Term expires:	2017
	Principal occupation:	Operations Manager at Servicios Liverpool, S.A. de C.V.
	Other directorships:	Member of the board of directors and audit committee of Grupo Lamosa, S.A.B. de C.V. (Lamosa). Member of the board of directors of El Puerto de Liverpool, S.A.B. de C.V. (Liverpool) and Afianzadora Sofimex, S.A.B. de C.V.; as well as alternate board member of Coca-Cola FEMSA
	Education:	Holds a business administration degree from Universidad Iberoamericana
	Alternate director:	Bertha Michel González(7)

Alberto Bailleres González Director	Born:	August 1931
	First elected:	1989
	Term expires:	2017
	Principal occupation:	Chairman of the boards of directors of the following companies which are part of Grupo BAL, S.A. de C.V.: Peñoles, Grupo Nacional Provincial, S.A.B. (GNP), Fresnillo plc (Fresnillo), Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Profuturo, S.A.B. de C.V., Petrobal, S.A.P.I. de C.V. and Valores Mexicanos Casa de Bolsa S.A. de C.V., chairman of the governance board of Instituto Tecnológico Autónomo de México (ITAM) and founding member of Fundación Alberto Bailleres, A.C.

	Other directorships:	Member of the boards of directors of Grupo Financiero BBVA Bancomer, S.A. de C.V. (BBVA Bancomer), Bancomer, Dine, S.A.B. de C.V., Televisa, Grupo Kuo, S.A.B. de C.V. (Kuo), and member of the advisory board of JP Morgan International Council and Consejo Mexicano de Hombres de Negocios
	Education:	Holds an economics degree and an Honorary Doctorate from ITAM
	Alternate director:	Arturo Fernández Pérez

Francisco Javier Fernández Carbajal(2) Director	Born:	April 1955
	First elected:	2004
	Term expires:	2017
	Principal occupation:	Chief Executive Officer of Servicios Administrativos Contry, S.A. de C.V.
	Other directorships:	Member of the boards of directors of Visa, Inc., Alfa, Cemex, S.A.B. de C.V., Frisa Forjados, S.A. de C.V., Corporación EG, S.A. de C.V., and alternate member of the board of directors of Peñoles
	Education:	Holds a mechanical and electrical engineering degree from ITESM and an MBA from Harvard University Business School
	Alternate director:	Javier Astaburuaga Sanjines

Ricardo Guajardo Touché Director	Born:	May 1948
	First elected:	1988
	Term expires:	2017
	Principal occupation:	Chairman of the board of directors of Solfi, S.A. de C.V. (Solfi)
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, Grupo Valores Operativos Monterrey, S.A.P.I. de C.V., Liverpool, Alfa, BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A. de C.V., Grupo Bimbo, S.A.B. de C.V. (Bimbo), Coppel, S.A. de C.V. (Coppel), ITESM and Vitro, S.A.B. de C.V.
	Education:	Holds an electrical engineering degree from ITESM and the University of Wisconsin and a master’s degree from the University of California at Berkeley
	Alternate director:	Alfonso González Migoya

Alfredo Livas Cantú Director	Born:	July 1951
	First elected:	1995
	Term expires:	2017
	Principal occupation:	President of Praxis Financiera, S.C.
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, Grupo Senda Autotransporte, S.A. de C.V., Grupo Acosta Verde, S.A. de C.V., Evox, Grupo Industrial Saltillo, S.A.B. de C.V.; alternate member of the boards of directors of Grupo Financiero Banorte, S.A.B. de C.V. (Banorte) and Gruma, S.A.B. de C.V.; and member of the governance committee of Grupo Proeza, S.A.P.I. de C.V. (Proeza)
	Education:	Holds an economics degree from UANL and an MBA and master’s degree in economics from the University of Texas
	Alternate Director:	Sergio Deschamps Ebergenyi

Bárbara Garza Lagüera Gonda(3) Director	Born:	December 1959
	First elected:	1998
	Term expires:	2017
	Principal occupation:	Private Investor and President of the acquisitions committee of Colección FEMSA
	Other directorships:	Alternate member of the board of directors of Coca-Cola FEMSA; vice-chairman of the board of directors of ITESM Campus Mexico City and member of the boards of directors of Fresnillo, Solfi, Fondo para la Paz, Museo Franz Mayer, Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliario la Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V., Controladora Pentafem, S.A.P.I. de C.V., BECL, S.A. de C.V. and Supervision Commission: FONCA – Fondo Nacional Cultural y Artes
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Juan Guichard Michel(8)

Carlos Salazar Lomelín Director	Born:	April 1951
	First elected:	2014
	Term expires:	2017
	Principal occupation:	Chief Executive Officer of FEMSA
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, BBVA Bancomer, and Fundación FEMSA; member of the advisory board of Premio Eugenio Garza Sada, Centro Internacional de Negocios Monterrey A.C. (CINTERMEX), Asociación Promotora de Exposiciones, A.C. and the ITESM’s EGADE Business School; Executive Chairman of the Strategic Planning Board of the State of Nuevo León, Mexico

	Business experience:	In addition, Mr. Salazar has held managerial positions in several subsidiaries of FEMSA, including Grafo Regia, S.A. de C.V. and Plásticos Técnicos Mexicanos, S.A. de C.V., served as Chief Executive Officer of FEMSA Cerveza, where he also held various management positions in the Commercial Planning and Export divisions; in 2000 he was appointed as Chief Executive Officer of Coca-Cola FEMSA, a position he held until December 31, 2013; on January 1, 2014 he was appointed Chief Executive Officer of FEMSA
	Education:	Holds an economics degree from ITESM and performed postgraduate studies in business administration at ITESM and economic development in Italy
	Alternate director:	Miguel Eduardo Padilla Silva

Ricardo Saldívar Escajadillo Director	Born:	November 1952
	First elected:	2006
	Term expires:	2017
	Principal Occupation:	President of the board of directors and Chief Executive Officer of The Home Depot Mexico
	Other directorships:	Member of the boards of directors of Asociación Nacional de Tiendas de Autoservicio y Departamentales, A.C., Cluster de Vivienda y Desarrollo Sustentable, American Chamber of Commerce of Mexico Monterrey Chapter, Axtel, S.A.B. de C.V. and ITESM
	Education:	Holds a mechanical and administration engineering degree from ITESM, a Master’s degrees in systems engineering from Georgia Tech Institute and executive studies from IPADE

Alfonso de Angoitia Noriega Director	Born:	January 1962
	First elected:	2015
	Term expires:	2017
	Principal Occupation:	Executive vice-chairman and chairman of the finance committee of Televisa
	Other directorships:	Member of the boards of directors of Univision Communications, Inc., Banorte, Empresas Cablevisión, S.A. de C.V., Innova, S. de R.L. de C.V. (Sky), The Americas Society and The Paley Center for Media
	Education:	Holds a law degree from Universidad Nacional Autónoma de México

Series D Directors

Armando Garza Sada Director	Born:	June 1957
	First elected:	2003
	Term expires:	2017
	Principal occupation:	Chairman of the board of directors of Alfa, Alpek, S.A.B. de C.V. and Nemak, S.A.B. de C.V.
	Other directorships:	Member of the boards of directors of Banorte, Liverpool, Lamosa, Proeza, ITESM, and Frisa Industrias, S.A. de C.V.
	Business experience:	He has a long professional career in Alfa, including as Executive Vice President of Corporate Development
	Education:	Holds a BS in management from the Massachusetts Institute of Technology and an MBA from Stanford University Graduate School of Business
	Alternate director:	Enrique F. Senior Hernández

Moisés Naim Director	Born:	July 1952
	First elected:	2011
	Term expires:	2017
	Principal occupation:	Distinguished Fellow Carnegie Endowment for International Peace; producer and host of Efecto Naim; author and journalist
	Business experience:	Former Editor in Chief of Foreign Policy Magazine
	Other directorships:	Member of the board of directors of AES Corporation
	Education:	Holds a degree from the Universidad Metropolitana de Venezuela and a Master of Science and PhD from the Massachusetts Institute of Technology
	Alternate director:	Francisco Zambrano Rodríguez

José Manuel Canal Hernando Director	Born:	February 1940
	First elected:	2003
	Term expires:	2017
	Principal occupation:	Independent consultant
	Business experience:	Former managing partner at Ruiz, Urquiza y Cía, S.C. from 1981 to 1999, acted as statutory examiner of FEMSA from 1984 to 2002, was chairman of the CINIF (Consejo Mexicano de Normas de Información Financiera, A.C.) and has extensive experience in financial auditing for holding companies, banks and financial brokers
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, Kuo, Grupo Industrial Saltillo, S.A.B. de C.V., Estafeta Mexicana, S.A. de C.V., member of the risk committee of Gentera, S.A.B. de C.V. (Gentera), and Statutory Auditor of BBVA Bancomer
	Education:	Holds a CPA degree from Universidad Nacional Autónoma de México

Michael Larson Director	Born:	October 1959
	First elected:	2010
	Term expires:	2017
	Principal occupation:	Chief Investment Officer of William H. Gates III
	Other directorships:	Member of the boards of directors of AutoNation, Inc, Republic Services, Inc, Ecolab, Inc., Televisa and chairman of the board of trustees of Western Asset/Claymore Inflation-Linked Securities & Income Fund and Western Asset/Claymore Inflation-Linked Opportunities & Income Fund
	Education:	Holds an MBA from the University of Chicago and a BA from Claremont McKenna College
	Alternate Director:	Daniel Alberto Rodríguez Cofré

Robert E. Denham Director	Born:	August 1945
	First elected:	2001
	Term expires:	2017
	Principal occupation:	Partner of Munger, Tolles & Olson LLP, law firm
	Other directorships:	Member of the boards of directors of New York Times Co., Oaktree Capital Group, LLC and Chevron Corp
	Education:	Magna cum laude graduate from the University of Texas, holds a JD from Harvard Law School and an MA in Government from Harvard University
	Alternate Director:	Ernesto Cruz Velázquez de León

(1)	José Antonio Fernández Carbajal and Eva María Garza Lagüera Gonda are spouses.

(2)	José Antonio Fernández Carbajal and Francisco Javier Fernández Carbajal are siblings.

(3)	Mariana Garza Lagüera Gonda, Eva María Garza Lagüera Gonda, Paulina Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda are siblings.

(4)	Francisco José Calderón Rojas and José Fernando Calderón Rojas are siblings.

(5)	Alfonso Garza Garza and Juan Carlos Garza Garza are siblings.

(6)	Juan Carlos Garza Garza and Alfonso Garza Garza are cousins of Eva María Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Paulina Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda.

(7)	Bertha Michel González and Max Michel González are siblings.

(8)	Juan Guichard Michel, Max Michel González and Bertha Michel González are cousins.

Senior Management

The names and positions of the members of our current senior management and that of our principal sub-holding companies, their dates of birth and information on their principal business activities both within and outside of FEMSA are as follows:

FEMSA

José Antonio Fernández Carbajal Executive Chairman of the Board	Born:	February 1954
	Joined FEMSA:	1987 2001
Appointed to current position:
	Principal occupation:	Executive Chairman of the board of directors of FEMSA

	Directorships:	Chairman of the boards of directors of Coca-Cola FEMSA, Fundación FEMSA A.C., Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM); Chairman Emeritus of the US Mexico Foundation; vice-chairman of the Heineken Supervisory Board and member of the Heineken Holding Board, Industrias Peñoles, S.A.B. de C.V. (Peñoles), Grupo Televisa, S.A.B. (Televisa) and Co-chairman of the advisory board of Woodrow Wilson Center, Mexico Institute; member of the preparatory, and selection and appointment committees of Heineken N.V.
Business experience within FEMSA:
Joined FEMSA’s strategic planning department in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991, and Chief Executive Officer in 1995, a position he held until December 31, 2013. On January 1, 2014, he was appointed Executive Chairman of our board of directors
	Education:	Holds an industrial engineering degree and an MBA from ITESM

Carlos Salazar Lomelín Chief Executive Officer	Born: Joined FEMSA: Appointed to current position:	April 1951 1973 2014

	Principal occupation:	Chief Executive Officer of FEMSA
	Directorships:	Member of the boards of directors of Coca-Cola FEMSA, BBVA Bancomer, and Fundación FEMSA; member of the advisory board of Premio Eugenio Garza Sada, Centro Internacional de Negocios Monterrey A.C. (CINTERMEX), Asociación Promotora de Exposiciones, A.C. and the ITESM’s EGADE Business School; Executive Chairman of the Strategic Planning Board of the State of Nuevo León, Mexico
Business experience within FEMSA:
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
	Education:	Holds an economics degree from ITESM and performed postgraduate studies in business administration at ITESM and economic development in Italy

Miguel Eduardo Padilla Silva Chief Financial and Corporate Officer	Born: Joined FEMSA: Appointed to current position:	January 1955 1997 2016
Business experience within FEMSA:
Director of Planning and Control of FEMSA from 1997 to 1999, Chief Executive Officer of the Strategic Procurement Business Division of FEMSA from 2000 until 2003 and Chief Executive Officer of FEMSA Comercio, S.A. de C.V. from 2004 until 2016
Other business experience:
Had a 20-year career in Alfa, culminating with a ten-year tenure as Chief Executive Officer of Terza, S.A. de C.V., major areas of expertise include operational control, strategic planning and financial restructuring
	Directorships:	Member of the boards of directors of Coca-Cola FEMSA, Lamosa, Club Industrial, A.C., Universidad Tec Milenio and Coppel, and alternate member of the board of directors of FEMSA
	Education:	Holds a mechanical engineering degree from ITESM, an MBA from Cornell University and executive management studies at IPADE

Javier Gerardo Astaburuaga Sanjines Vice President of Corporate Development	Born: Joined FEMSA: Appointed to current position:	July 1959 1982 2015
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
	Directorships:	Member of the boards of directors of Coca-Cola FEMSA and the Heineken Supervisory Board, alternate member of the board of directors of FEMSA, and member of the audit committee of Heineken N.V.
	Education:	Holds a CPA degree from ITESM

José González Ornelas Vice President of Administration and Corporate Control	Born: Joined FEMSA: Appointed to current position:	April 1951 1973 2001
Business experience within FEMSA:
Has held several managerial positions in FEMSA including Chief Financial Officer of FEMSA Cerveza, Director of Planning and Corporate Development of FEMSA and Chief Executive Officer of FEMSA Logística
	Directorships:	Member of the board of directors of Productora de Papel, S.A.
	Education:	Holds a CPA degree from UANL and has post-graduate studies in business administration from IPADE

Alfonso Garza Garza Vice President of Strategic Businesses	Born: Joined FEMSA: Appointed to current position:	July 1962 1985 2009

	Directorships:	Member of the boards of directors of ITESM, Grupo Nutec, S.A. de C.V., American School Foundation of Monterrey, A.C. and Club Campestre de Monterrey, A.C.; vice-chairman of the executive commission of Confederación Patronal de la República Mexicana, S.P. (COPARMEX) and alternate member of the board of directors of Coca-Cola FEMSA
	Business experience:	Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Cerveza and as Chief Executive Officer of FEMSA Empaques
	Education:	Holds an industrial engineering degree from ITESM and an MBA from IPADE

Genaro Borrego Estrada Vice President of Corporate Affairs	Born: Joined FEMSA: Appointed to current position:	February 1949 2008 2008
Professional experience:
Constitutional Governor of the Mexican State of Zacatecas from 1986 to 1992, General Director of the Mexican Social Security Institute from 1993 to 2000, and Senator in Mexico for the State of Zacatecas from 2000 to 2006
	Directorships:	Chairman of the board of directors of GB y Asociados and member of the boards of directors of Fundación Mexicanos Primero, Fundación IMSS and CEMEFI
	Education:	Holds an industrial relations degree from the Universidad Iberoamericana

Carlos Eduardo Aldrete Ancira General Counsel and Secretary of the Board of Directors	Born: Joined FEMSA: Appointed to current position:	August 1956 1979 1996
	Directorships:	Secretary of the board of directors of FEMSA, Coca-Cola FEMSA and all other sub-holding companies of FEMSA
	Business experience within FEMSA:	Extensive experience in international business and financial transactions, debt issuances and corporate restructurings and expertise in securities and private mergers and acquisitions
	Education:	Holds a law degree from UANL and a master’s degree in Comparative Law from the College of Law of the University of Illinois

Coca-Cola FEMSA

John Anthony Santa Maria Otazua Chief Executive Officer of Coca-Cola FEMSA	Born: Joined FEMSA: Appointed to current position:	August 1957 1995 2014
Business experience within FEMSA:
Has served as Strategic Planning and Business Development Officer and Chief Operating Officer of the Mexican operations of Coca-Cola FEMSA. Has served as Strategic Planning and Commercial Development Officer and Chief Operating Officer of the South America division. As Strategic Planning Officer, he led the integration of the Panamco acquisition with Coca-Cola FEMSA’s operations. He also has experience in several areas of Coca-Cola FEMSA, namely development of new products and mergers and acquisitions
	Other business experience:	Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management
	Directorships:	Member of the board of directors of Coca-Cola FEMSA and member of the board of directors and commercial committee of Gentera
	Education:	Holds a degree in Business Administration and an MBA with a major in Finance from Southern Methodist University

Héctor Treviño Gutiérrez Chief Financial Officer of Coca-Cola FEMSA	Born: Joined FEMSA: Appointed to current position:	August 1956 1981 1993
Business experience within FEMSA:
At FEMSA, was in charge of the International Financing department, served as Manager of Financial Planning and Manager of International Financing, Chief Officer of Strategic Planning and Chief Officer of Business Development and headed the Corporate Development department
	Directorships:	Member of the board of directors of Vinte Viviendas Integrales, S.A.P.I. de C.V. and Seguros y Pensiones BBVA Bancomer, and member of the technical committee of Capital i-3; alternate member of the board of directors of Coca-Cola FEMSA
	Education:	Holds a degree in chemical engineering from ITESM and an MBA from the Wharton School of Business

FEMSA Comercio

Daniel Alberto Rodrĺguez Cofré Chief Executive Officer of FEMSA Comercio	Born: Joined FEMSA: Appointed to current position:	June 1965 2015 2016
	Business experience:	Has broad experience in international finance in Latin America, Europe and Africa, held several financial roles at Shell International Group in Latin America and Europe; in 2008 he was appointed as Chief Financial Officer of CENCOSUD (Centros Comerciales Sudamericanos S.A.), and from 2009 to 2014 he held the position of Chief Executive Officer at the same company. He was Chief Financial and Corporate Officer of FEMSA during 2015
	Directorships:	Alternate member of the boards of directors of Coca-Cola FEMSA and FEMSA
	Education:	Holds a forest engineering degree from Austral University of Chile and an MBA from Adolfo Ibañez University

Compensation of Directors and Senior Management

The compensation of Directors is approved at the AGM. For the year ended December 31, 2015, the aggregate compensation paid to our directors by the Company was approximately Ps. 32 million. In addition, in the year ended December 31, 2015, Coca-Cola FEMSA paid approximately Ps. 10 million in aggregate compensation to the Directors and executive officers of FEMSA who also serve as directors on the board of Coca-Cola FEMSA.

For the year ended December 31, 2015, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 1,625 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described in Note 17 to our audited consolidated financial statements. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2015, amounts set aside or accrued for all employees under these retirement plans were Ps. 6,457 million, of which Ps. 2,228  million is already funded.

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

Under this plan, each year, our Chief Executive Officer together with the Corporate Governance Committee of our board of directors, together with the chief executive officer of the respective sub-holding company, determines the employees eligible to participate in the plan. A bonus formula is then created for each eligible employee, using the EVA framework, which determines the number of shares to be received by such employee. The terms and conditions of the share-based payment arrangement are then agreed upon with the eligible employee, such that the employee can begin to accrue shares under the plan. Until 2015, the shares vested ratably over a six-year period; from January 1, 2016, they will ratably vest over a four-year period, with retrospective effects. We account for the EVA stock incentive plan as an equity-settled share based payment transaction, as we will ultimately settle our obligations with our employees by issuing our own shares or those of our subsidiary Coca-Cola FEMSA.

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

The shares are administrated by a trust for the benefit of the eligible executives (the “Administrative Trust”). We created the Administrative Trust with the objective of administering the purchase of FEMSA and Coca-Cola FEMSA shares, so that the shares can then be assigned to the eligible executives participating in the EVA stock incentive plan. The Administrative Trust’s objectives are to acquire shares of FEMSA or of Coca-Cola FEMSA and to manage the shares granted to the individual employees based on instructions set forth by the Technical Committee of the Administrative Trust. Once the shares are acquired following the Technical Committee’s instructions, the Administrative Trust assigns to each participant their respective rights. As the trust is controlled and therefore consolidated by FEMSA, shares purchased in the market and held within the Administrative Trust are presented as treasury stock (as it relates to FEMSA’s shares) or as a reduction of the non-controlling interest (as it relates to Coca-Cola FEMSA’s shares).

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

As of April 15, 2016, the trust that manages the EVA stock incentive plan held a total of 3,752,878 BD Units of FEMSA and 1,148,310 Series L Shares of Coca-Cola FEMSA, each representing 0.10% and 0.06% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

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

Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of March 8, 2016, 6,922,159,485 Series B Shares representing 74.86% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related-Party Transactions.”

The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of March 8, 2016 beneficially owned by our directors and alternate directors who are participants in the voting trust, other than shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
Beneficial Owner	Shares	Percent of Class	Shares	Percent of Class	Shares	Percent of Class
Eva Garza Lagüera Gonda	2,769,980	0.03%	5,539,960	0.13%	5,539,960	0.13%
Mariana Garza Lagüera Gonda	2,912,485	0.03%	5,824,970	0.13%	5,824,970	0.13%
Bárbara Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Paulina Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Alberto Bailleres González	9,610,577	0.10%	19,221,154	0.44%	19,221,154	0.44%
Alfonso Garza Garza	827,090	0.01%	1,654,180	0.04%	1,654,180	0.04%
Juan Carlos Garza Garza	18,200	0%	36,400	0%	36,400	0%
Max Michel González	5,675	0%	11,350	0%	11,350	0%
Francisco José Calderón Rojas and José Fernando Calderón Rojas(1)	8,317,369	0.09%	16,634,738	0.38%	16,634,738	0.38%
Juan Guichard Michel	9,117,131	0.10%	18,234,262	0.42%	18,234,262	0.42%

(1)	Shares beneficially owned through various family-controlled entities.

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

Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. Each committee has a non-member secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors, the members of which were elected at our AGM on March 8, 2016:

•

Audit Committee. The Audit Committee is responsible for (1) reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements, (2) the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee and (3) identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Pursuant to the Mexican Securities Law, the chairman of the audit committee is elected by the shareholders at the AGM. The chairman of the Audit Committee submits a quarterly and an annual report to the board of directors of the Audit Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. The current Audit Committee members are: José Manuel Canal Hernando (chairman and financial expert), Francisco Zambrano Rodríguez, Alfonso González Migoya and Ernesto Cruz Velázquez de León. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Law and applicable U.S. Securities Laws and NYSE listing standards. The secretary of the Audit Committee is José González Ornelas, head of FEMSA’s internal audit department.

•

Finance and Planning Committee. The Finance and Planning Committee’s responsibilities include (1) evaluating the investment and financing policies proposed by the Chief Executive Officer; and (2) evaluating risk factors to which the corporation is exposed, as well as evaluating its management policies. The current Finance and Planning Committee members are: Ricardo Guajardo Touché (chairman), Federico Reyes García, Robert E. Denham, Francisco Javier Fernández Carbajal and Alfredo Livas Cantú. The secretary of the Finance and Planning Committee is Miguel Eduardo Padilla Silva.

•

Corporate Practices Committee. The Corporate Practices Committee is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related-party transactions, approve the compensation of the Chief Executive Officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. Pursuant to the Mexican Securities Law, the chairman of the Corporate Practice Committee is elected by the shareholders at the AGM. The chairman of the Corporate Practices Committee submits a quarterly and an annual report to the board of directors of the Corporate Practices Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The members of the Corporate Practices Committee are: Alfredo Livas Cantú (chairman), Robert E. Denham, Ricardo Saldívar Escajadillo and Moises Naim. Each member of the Corporate Practices Committee is an independent director. The secretary of the Corporate Practices Committee is Miguel Eduardo Padilla Silva.

Employees

As of December 31, 2015, our headcount by geographic region was as follows: 187,642 in Mexico, 6,553 in Central America, 8,769 in Colombia, 7,500 in Venezuela, 21,765 in Brazil, 3,021 in Argentina, 7 in the United States, 30 in Ecuador, 148 in Peru and 10,723 in Chile. We include in headcount employees of third-party distributors and non-management store employees. The table below sets forth headcount for the years ended December 31, 2015, 2014 and 2013:

Headcount for the Year Ended December 31,

	2015			2014			2013
	Non- Union	Union	Total	Non- Union	Union	Total	Non- Union	Union	Total
Sub-holding company:
Coca-Cola FEMSA(1)	33,857	49,855	83,712	34,221	49,150	83,371	33,846	51,076	84,922
FEMSA Comercio – Retail Division(2)	77,072	56,676	133,748	66,699	43,972	110,671	64,186	38,803	102,989
FEMSA Comercio – Fuel Division	625	3,926	4,551	—	—	—	—	—	—
Other	11,070	13,077	24,147	10,896	11,802	22,698	9,424	10,322	19,746

Total	122,624	123,534	246,158	111,816	104,924	216,740	107,456	100,201	207,657

(1)	Includes employees of third-party distributors whom we do not consider to be our employees, amounting to 9,859,8,681 and 7,837 in 2015, 2014 and 2013.

(2)	Includes non-management store employees, whom we do not consider to be our employees, amounting to 55,464, 51,585 and 50,862 in 2015, 2014 and 2013.

As of December 31, 2015, our subsidiaries had entered into 628 collective bargaining or similar agreements with personnel employed at our operations. Each of the labor unions in Mexico is associated with one of eight different national Mexican labor organizations. In general, we have a good relationship with the labor unions throughout our operations except in Colombia, Venezuela and Guatemala, which are or have been the subjects of significant labor-related litigation. The agreements applicable to our Mexican operations generally have an indefinite term and provide for an annual salary review and for review of other terms and conditions, such as fringe benefits, every two years.

The table below sets forth the number of collective bargaining agreements and unions for our employees:

Collective Bargaining Labor Agreements between

Sub-holding Companies and Unions

As of December 31, 2015

	2015
Sub-holding Company	Collective Bargaining Agreements	Labor Unions
Coca-Cola FEMSA	260	110
FEMSA Comercio(1)	133	11
Others	235	102

Total	628	223

(1)	Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to the company as of March 8, 2016. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of March 8, 2016

	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Total Shares of FEMSA Capital Stock
	Shares Owned	Percent of Class	Shares Owned	Percent of Class	Shares Owned	Percent of Class
Shareholder
Technical Committee and Trust Participants under the Voting Trust(4)	6,922,159,485	74.86%	—	—	—	—	38.69%
William H. Gates III (5)	278,873,490	3.02%	557,746,980	12.9%	557,746,980	12.9%	7.79%
Aberdeen Asset Management PLC (6)	196,341,480	2.1%	392,682,960	9.1%	392,682,960	9.1%	5.5%

(1)	As of March 8, 2016, there were 2,161,177,770 Series B Shares outstanding.

(2)	As of March 8, 2016, there were 4,322,355,540 Series D-B Shares outstanding.

(3)	As of March 8, 2016, there were 4,322,355,540 Series D-L Shares outstanding.

(4)	As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer, S.A., as Trustee under Trust No. F/25078-7 (controlled by the estate of Max Michel Suberville), J.P. Morgan Trust Company (New Zealand) Limited as Trustee under a trust controlled by Paulina Garza Lagüera Gonda, Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Eva Maria Garza Lagüera Gonda, Eva Gonda Rivera, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres González, Maria Teresa Gual Aspe de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the Garza Lagüera family), Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), BBVA Bancomer, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas family), the estate of Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas family), BBVA Bancomer, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David) and BBVA Bancomer, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard).

(5)	Includes aggregate shares beneficially owned by Cascade Investments, LLC, over which William H. Gates III has sole voting and dispositive power.

(6)	As reported on Schedule 13F filed on February 2, 2016 by Aberdeen Asset Management PLC/UK.

As of March 31, 2016, there were 46 holders of record of ADSs in the United States, which represented approximately 50.8% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

Related-Party Transactions

Voting Trust

The trust participants, who are our principal shareholders, agreed on May 6, 1998 to deposit a majority of their shares, which we refer to as the trust assets, of FEMSA into the voting trust, and later entered into an amended agreement on August 8, 2005, following the substitution by Banco Invex, S.A. as trustee to the voting trust, which agreement was subsequently renewed on March 15, 2013. The primary purpose of the voting trust is to permit the trust assets to be voted as a block, in accordance with the instructions of the technical committee of the voting trust. The trust participants are separated into seven trust groups and the technical committee comprises one representative appointed by each trust group. The number of B Units corresponding with each trust group (the proportional share of the shares deposited in the trust of such group) determines the number of votes that each trust representative has on the technical committee. Most matters are decided by a simple majority of the trust assets.

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

Interest of Management in Certain Transactions

The following is a summary of: (i) the main transactions we have entered into with entities for which members of our board of directors or management serve as a member of the board of directors or management, (ii) the main transactions our subsidiaries have entered into with entities for which members of their board of directors or management serve as a members of the board of directors or management, and (iii) the main transactions our subsidiaries have entered into with related entities. Each of these transactions was entered into in the ordinary course of business, and we believe each is on terms comparable to those that could be obtained in arm’s length negotiations with unaffiliated third parties. Under our bylaws, transactions entered with related parties not in the ordinary course of business are subject to the approval of our board of directors, subject to the prior opinion of the corporate practices committee.

José Antonio Fernández Carbajal, our Executive Chairman of the Board, serves as a member of the Heineken Holding Board and the Heineken Supervisory Board. Javier Astaburuaga Sanjines, our Vice President of Corporate Development, also serves on the Heineken Supervisory Board. We made purchases of beer and raw materials in the ordinary course of business from the Heineken Group in the amount of Ps. 11,865 million in 2013, Ps. 15,133 million in 2014 and Ps. 14,467 million in 2015. We also supplied logistics and administrative services to subsidiaries of Heineken for a total of Ps. 2,412 million in 2013, Ps. 3,544 million in 2014 and Ps. 3,396 million in 2015. As of the end of December 31, 2015, 2014 and 2013, our net balance due to Heineken amounted to Ps. 1,834, Ps. 1,597 and Ps. 1,885 million, respectively.

We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans and bond offerings in the local capital markets, with subsidiaries of BBVA Bancomer, a financial services holding company of which Alberto Bailleres González, Ricardo Guajardo Touché, Carlos Salazar Lomelín and Arturo Fernández Pérez who are also directors or alternate directors of FEMSA, are directors, and for which José Manuel Canal Hernando, also a director of FEMSA, serves as Statutory Auditor. We made interest expense payments and fees paid to BBVA Bancomer in respect of these transactions of Ps. 68 million, Ps. 99 million and Ps. 77 million as of December 31, 2015, 2014 and 2013, respectively. The total amount due to BBVA Bancomer as of the end of December 31, 2015, 2014 and 2013 was Ps. 292 million, Ps.149 million and Ps. 1,080 million, respectively, and we also had a receivable balance with BBVA Bancomer of Ps. 2,683 million, Ps. 4,083 million and Ps. 2,357 million, respectively, as of December 31, 2015, 2014 and 2013.

We maintain an insurance policy covering medical expenses for executives issued by GNP, an insurance company of which Alberto Bailleres González, director of FEMSA, and Arturo Fernández Pérez, alternate director of FEMSA, are directors. The aggregate amount of premiums paid under these policies was approximately Ps. 58 million, Ps. 131 million and Ps. 67 million in 2015, 2014 and 2013, respectively.

We, along with certain of our subsidiaries, spent Ps. 175 million, Ps. 158 million, Ps. 92 million in the ordinary course of business in 2015, 2014 and 2013, respectively, in publicity and advertisement purchased from Televisa, a media corporation in which our Executive Chairman of the Board, José Antonio Fernández Carbajal, two of our directors, Alberto Bailleres González and Alfonso de Angoitia Noriega, and our alternate director, Enrique F. Senior Hernández, serve as directors.

FEMSA Comercio, in its ordinary course of business, purchased Ps. 3,740 million, Ps. 3,674 million and Ps. 2,860 million in 2015, 2014 and 2013, respectively, in baked goods and snacks for its stores from subsidiaries of Bimbo, of which Ricardo Guajardo Touché, one of FEMSA’s directors, Arturo Fernández Pérez, one of FEMSA’s alternate directors and Daniel Servitje Montull, one of Coca-Cola FEMSA’s directors, are directors. FEMSA Comercio also purchased Ps. 947 million, Ps. 780 million and Ps. 808 million in 2015, 2014 and 2013, respectively, in juices from subsidiaries of Jugos del Valle.

José Antonio Fernández Carbajal, Eva Maria Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Ricardo Guajardo Touché, Alfonso Garza Garza, Alfonso González Migoya, Ricardo Saldívar Escajadillo and Armando Garza Sada, who are directors or alternate directors of FEMSA, are also members of the board of directors of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries. For the years ended December 31, 2014 and 2013, donations to ITESM amounted to Ps. 42 million and Ps. 78 million, respectively.

José Antonio Fernández Carbajal, Carlos Salazar Lomelín, Alfonso Garza Garza, Federico Reyes Garcia, Javier Astaburuaga Sanjines, Miguel Eduardo Padilla Silva, Genaro Borrego Estrada and Daniel Alberto Rodríguez Cofré, who are directors, alternate directors and senior officers of FEMSA, are also members of the board of directors of Fundación FEMSA, A.C., which is a social investment instrument for communities in Latin America. For the years ended December 31, 2015 and 2013, donations to Fundación FEMSA, A.C. amounted to Ps. 30 million and Ps. 27 million, respectively.

Coca-Cola FEMSA, in its ordinary course of business, purchased Ps. 2,135 million, Ps. 1,803 million and Ps. 1,814 million in 2015, 2014 and 2013, respectively, in juices from subsidiaries of Jugos del Valle.

In October 2011, Coca-Cola FEMSA executed certain agreements with affiliates of Grupo Tampico to acquire specific products and services, such as plastic cases, certain trucks and car brands, as well as auto parts, exclusively for the territories of Grupo Tampico. The agreements provide for certain preferences to be elected as suppliers in Coca-Cola FEMSA’s suppliers’ bidding processes.

Business Transactions between Coca-Cola FEMSA, FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with The Coca-Cola Company and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total costs charged to Coca-Cola FEMSA by The Coca-Cola Company for concentrates were approximately Ps. 27,330 million, Ps. 28,084 million and Ps. 25,985 million in 2015, 2014 and 2013, respectively. Coca-Cola FEMSA and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to Coca-Cola FEMSA’s coolers, bottles and case investment program. Coca-Cola FEMSA received contributions to its marketing expenses of Ps. 3,749 million, Ps. 4,118 million and Ps. 4,206 million in 2015, 2014 and 2013, respectively.

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

In November 2007, Coca-Cola FEMSA together with The Coca-Cola Company acquired 100% of the shares of capital stock of Jugos del Valle, S.A.P.I. de C.V., or Jugos del Valle. Jugos del Valle sells fruit juice-based beverages and fruit derivatives. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In 2008, Coca-Cola FEMSA, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and Brazilian operations, respectively, of Jugos del Valle. As of April 8, 2016, Coca-Cola FEMSA held an interest of 26.3% in the Mexican joint business. In August 2010, Coca-Cola FEMSA acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, Leão Alimentos, manufacturer and distributor of the Matte Leão tea brand. In January 2013, Coca-Cola FEMSA’s Brazilian joint business of Jugos del Valle merged with Leão Alimentos. As of April 8, 2016, Coca-Cola FEMSA held a 24.4% indirect interest in the Matte Leão business in Brazil.

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

In August 2012, Coca-Cola FEMSA acquired, through Jugos del Valle, an indirect participation in Santa Clara, a producer of milk and dairy products in Mexico. As of April 8, 2016, Coca-Cola FEMSA held an indirect participation of 26.3% in Santa Clara.

On January 25, 2013, as part of its efforts to expand our geographic reach, Coca-Cola FEMSA acquired a 51% non-controlling majority stake in CCFPI from The Coca-Cola Company. Coca-Cola FEMSA has an option to acquire the remaining 49% stake in CCFPI at any time during the seven years following the closing date. Coca-Cola FEMSA also has a put option to sell its ownership in CCFPI to The Coca-Cola commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date. Coca-Cola FEMSA currently manages the day-to-day operations of the business; however, pursuant to Coca-Cola FEMSA’s shareholders’ agreement with The Coca-Cola Company (a) during a four-year period ending January 25, 2017, all decisions must be approved jointly with The Coca-Cola Company, (b) following this four-year period, all decisions related to the annual normal operations plan and any other ordinary matters will be approved only by us, (c) The Coca-Cola Company has the right to appoint (and may remove) CCFPI’s chief financial officer, and (d) Coca-Cola FEMSA has the right to appoint (and may remove) the chief executive officer and all other officers of CCFPI. Coca-Cola FEMSA currently recognizes the results of CCFPI in its financial statements using the equity method.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See pages F-1 through F-117, incorporated herein by reference.

Dividend Policy

For a discussion of our dividend policy, See “Item 3. Key Information—Dividends” and “Item 10. Additional Information.”

Legal Proceedings

We are party to various legal proceedings in the ordinary course of business. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe will have, or has had, a material adverse effect on our company. Other legal proceedings that are pending against or involve us and our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate resolution of such other proceedings individually or on an aggregate basis will not have a material adverse effect on our consolidated financial condition or results.

Coca-Cola FEMSA

Mexico

Antitrust Matters

During 2000, the COFECE, motivated by complaints filed by PepsiCo and certain of its bottlers in Mexico, began an investigation of The Coca-Cola Company Export Corporation and the Mexican Coca-Cola bottlers for alleged monopolistic practices through exclusivity arrangements with certain retailers. Nine of our Mexican subsidiaries, including those acquired through our merger with Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano, were involved in this matter. After the corresponding legal proceedings in 2008, a Mexican Federal Court rendered an adverse judgment against three of our nine Mexican subsidiaries involved in the proceedings, upholding a fine of approximately Ps. 10.5 million imposed by the COFECE on each of the three subsidiaries and ordering the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealings. On August 7, 2012, a Federal Court dismissed and denied an appeal that we filed on behalf of one of our subsidiaries after the merger with Grupo Fomento Queretano, which had received an adverse judgment. Coca-Cola FEMSA filed a motion for reconsideration on September 12, 2012, which was resolved on March 22, 2013 confirming the Ps. 10.5 million fine imposed by the COFECE. With respect to the complaints against the remaining six subsidiaries, a favorable resolution was issued in the Mexican Federal Courts and, consequently, the COFECE withdrew the fines and ruled in favor of six of Coca-Cola FEMSA’s subsidiaries on the grounds of insufficient evidence to prove individual and specific liability in the alleged antitrust violations.

In addition, among the companies involved in the 2000 complaint filed by PepsiCo and other bottlers in Mexico, were some of Coca-Cola FEMSA’s less significant subsidiaries acquired with the Grupo Yoli merger. On June 30, 2005, the COFECE imposed a fine on one of Coca-Cola FEMSA’s subsidiaries for approximately Ps. 10.5 million. A motion for reconsideration on this matter was filed on September 21, 2005, which was resolved by the COFECE confirming the original resolution on December 1, 2005. An amparo was filed against said resolution and a Federal Court issued a favorable resolution in our benefit. Both the COFECE and PepsiCo filed appeals against said resolution and a Circuit Court in Acapulco, Guerrero resolved to request the COFECE to issue a new resolution regarding the Ps. 10.5 million fine. The COFECE then fined Coca-Cola FEMSA’s subsidiary again, for the same amount. A new amparo claim was filed against said resolution. On May 17, 2012, such new amparo claim was resolved, again in favor of one of Coca-Cola FEMSA’s subsidiaries, requesting the COFECE to recalculate the amount of the fine. The COFECE maintained the amount of the fine in a new resolution which we challenged through a new amparo claim filed on July 31, 2013 before a District Judge in Acapulco, Guerrero and are still awaiting final resolution.

In February 2009, the COFECE began a new investigation of alleged monopolistic practices filed by PepsiCo consisting of sparkling beverage sales subject to exclusivity agreements and the granting of discounts and/or benefits in exchange for exclusivity arrangements with certain retailers. In December 2011, the COFECE closed this investigation on the grounds of insufficient evidence of monopolistic practices by The Coca-Cola Company and some of its bottlers, including Coca-Cola FEMSA. On February 9, 2012, PepsiCo appealed the decision of the COFECE. The COFECE confirmed its decision on May 3, 2012.

In June and July 2010, Ajemex, S.A. de C.V., or Ajemex, filed two complaints with the COFECE against The Coca-Cola Export Corporation and certain Coca-Cola bottlers, including Coca-Cola FEMSA, for alleged monopolistic practices in breach of COFECE’s resolution dated June 30, 2005. On January 23, 2015, The Coca-Cola Export Corporation and the Coca-Cola bottlers provided evidence to COFECE against these allegations. The COFECE ruled upon these proceedings in favor of The Coca-Cola Export Corporation and the Coca-Cola bottlers. On April 6, 2015, Ajemex filed an amparo claim against said resolution, which was dismissed and denied by a Federal District Judge. No further action was pursued by Ajemex, and the resolution became final.

Significant Changes

Except as disclosed under “Recent Developments” in Item 5, no significant changes have occurred since the date of the annual financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

Description of Securities

We have three series of capital stock, each with no par value:

•	Series B Shares (“Series B Shares”);

•	Series D-B Shares (“Series D-B Shares”); and

•	Series D-L Shares (“Series D-L Shares”).

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

The following table sets forth information regarding our capital stock as of March 31, 2016:

	Number	Percentage of Capital	Percentage of Full Voting Rights
Class
Series B Shares (no par value)	9,246,420,270	51.68%	100%
Series D-B Shares (no par value)	4,322,355,540	24.16%	0%
Series D-L Shares (no par value)	4,322,355,540	24.16%	0%
Total Shares	17,891,131,350	100%	100%
Units
BD Units	2,161,177,770	60.40%	23.47%
B Units	1,417,048,500	39.60%	76.63%
Total Units	3,578,226,270	100%	100%

Trading Markets

Since May 11, 1998, ADSs representing BD Units have been listed on the NYSE, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADS represents 10 BD Units deposited under the deposit agreement with the ADS depositary. As of March 31, 2016, approximately 50.8% of BD Units traded in the form of ADSs.

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

	B Units(1)
	Nominal pesos				Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)	Close US$(4)
2011	81.00	50.00	78.05	5.59	1,500
2012	99.00	75.00	99.00	7.65	6,004
2013	126.00	99.00	106.00	8.09	47,136
2014
First Quarter	106.90	103.00	106.00	8.12	1,286
Second Quarter	110.00	104.00	104.00	8.02	3,650
Third Quarter	116.00	109.00	112.00	8.34	1,956
Fourth Quarter	125.00	109.00	122.50	8.31	1,525
2015
First Quarter	131.50	121.00	131.49	8.63	1,775
Second Quarter	142.66	133.00	139.41	8.89	10,134
Third Quarter	136.50	135.00	136.50	8.08	1,876
Fourth Quarter	154.00	137.91	145.80	8.48	2,759
October	153.00	138.75	152.00	9.20	1,959
November	154.00	150.00	154.00	9.28	683
December	154.00	137.91	145.80	8.48	5,881
2016
January	148.50	144.50	148.50	8.15	4,036
February	150.00	139.50	148.17	8.20	1,532
March	149.50	147.00	147.00	8.54	8,730
First Quarter	150.00	139.50	147.00	8.54	4,834

(1)	The prices and average daily trading volume for the B Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the B Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the U.S. Federal Reserve Board using the period-end exchange rate.

	BD Units(1)
	Nominal pesos				Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)	Close US$(4)
2011	97.80	64.01	97.02	6.95	2,709,323
2012	130.64	88.64	129.31	9.99	2,135,503
2013	151.72	117.05	126.40	9.65	3,082,463
2014
First Quarter	126.17	109.62	121.61	9.31	3,063,251
Second Quarter	129.52	118.34	121.59	9.38	2,771,898
Third Quarter	129.65	121.11	123.63	9.21	2,403,749
Fourth Quarter	134.71	117.39	130.88	8.87	2,290,740
2015
First Quarter	143.54	123.68	143.11	9.39	2,560,379
Second Quarter	147.73	136.36	139.97	8.92	2,598,477
Third Quarter	154.36	140.26	151.27	8.95	2,297,879
Fourth Quarter	168.78	149.68	161.63	9.40	2,242,941
October	168.78	149.68	163.17	9.87	2,076,294
November	167.44	160.43	160.43	9.66	2,490,418
December	164.16	157.79	161.63	9.40	2,277,197
2016
January	171.81	152.61	171.81	9.43	3,241,701
February	176.27	164.42	169.91	9.40	2,703,903
March	172.12	160.15	166.80	9.69	3,661,743
First Quarter	176.27	152.61	166.80	9.69	3,160,365

(1)	The prices and average daily trading volume for the BD Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the BD Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the U.S. Federal Reserve Board using the period-end exchange rate.

	ADSs(1)
	U.S. dollars			Average Daily Trading Volume (ADSs)
	High(2)	Low(2)	Close(3)
2011	73.00	52.67	69.71	553,338
2012	101.70	52.95	100.70	537,000
2013	124.96	88.66	97.87	604,552
2014
First Quarter	96.94	82.59	93.24	658,259
Second Quarter	100.22	90.57	93.65	379,657
Third Quarter	100.26	92.03	92.05	301,778
Fourth Quarter	98.28	81.94	88.03	339,972
2015
First Quarter	95.74	82.97	93.50	426,634
Second Quarter	98.88	87.52	89.09	338,531
Third Quarter	93.83	81.90	89.25	373,119
Fourth Quarter	101.96	88.43	92.35	377,262
October	101.86	88.43	99.09	449,999
November	101.96	96.18	96.38	362,102
December	98.10	91.00	92.35	318,307
2016
January	94.82	85.25	94.82	418,209
February	96.51	87.25	93.59	460,486
March	96.60	89.44	96.31	555,516
First Quarter	96.60	85.25	96.31	481,591

(1)	Each ADS comprises 10 BD Units. Prices and average daily trading volume were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.

(2)	High and low closing prices for the periods presented.

(3)	Closing price on the last day of the periods presented.

ITEM 10.	ADDITIONAL INFORMATION

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

Shareholders meetings may be called by the board of directors, the audit committee or the corporate practices committee and, under certain circumstances, a Mexican court. Additionally, holders of 10% or more of our capital stock may require the chairman of the board of directors, or the chairman of the audit or corporate practices committees to call a shareholders meeting. A notice of meeting and an agenda must be published in the electronic system of the Secretaría de Economía (Secretary of Economy) and in the Periódico Oficial del Estado de Nuevo León (Official State Gazette of Nuevo León, or the Official State Gazette) or a newspaper of general distribution in Monterrey, Nuevo León, Mexico at least 15 days prior to the date set for the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whoever convened the meeting. Shareholders meetings will be deemed validly held and convened without a prior notice or publication only to the extent that all the shares representing our capital stock are fully represented. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice involving such shareholders meeting. To attend a meeting, shareholders must deposit their shares with the company or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend a meeting, a shareholder may be represented by an attorney-in-fact.

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

Limitations on Share Ownership

Ownership of shares of Mexican companies by non-Mexican residents is regulated by the Foreign Investment Law and its regulations. The Foreign Investment Commission is responsible for the enforcement of the Foreign Investment Law and its regulations.

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

Authority of the Board of Directors

The board of directors is our legal representative and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to the Mexican Securities Law, the board of directors must approve, observing at all moments their duty of care and duty of loyalty, among other matters:

•	any related-party transactions which are deemed to be outside the ordinary course of our business;

•	significant asset transfers or acquisitions;

•	material guarantees or collateral;

•	internal policies; and

•	other material transactions.

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

United States Taxation

Taxation of Dividends. The gross amount of any dividends paid with respect to our shares represented by our ADSs generally will be included in the gross income of a U.S. holder as foreign source dividend income on the day on which the dividends are received by the ADS depositary and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the ADS depositary (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their tax advisors regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs is subject to taxation at the reduced rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are “readily tradable on an established U.S. securities market” and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2015 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2016 taxable year. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

Material Contracts Relating to Coca-Cola FEMSA

Shareholders Agreement

Coca-Cola FEMSA operates pursuant to a shareholders agreement among our company and The Coca-Cola Company and certain of its subsidiaries. This agreement, together with Coca-Cola FEMSA’s bylaws, sets forth the basic rules pursuant to which Coca-Cola FEMSA operates.

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

Under Coca-Cola FEMSA’s bylaws and shareholders agreement, its Series A Shares and Series D Shares are the only shares with full voting rights and, therefore, control actions by its shareholders. The shareholders agreement also sets forth the principal shareholders’ understanding as to the effect of adverse actions of The Coca-Cola Company under the bottler agreements. Coca-Cola FEMSA’s bylaws and shareholders agreement provide that a majority of the directors appointed by the holders of its Series A Shares, upon making a reasonable, good faith determination that any action of The Coca-Cola Company under any bottler agreement between The Coca-Cola Company and Coca-Cola FEMSA or any of its subsidiaries is materially adverse to Coca-Cola FEMSA’s business interests and that The Coca-Cola Company has failed to cure such action within 60 days of notice, may declare a “simple majority period”, as defined in Coca-Cola FEMSA’s bylaws, at any time within 90 days after giving notice. During the simple majority period certain decisions, namely the approval of material changes in Coca-Cola FEMSA’s business plans, the introduction of a new, or termination of an existing, line of business, and related-party transactions outside the ordinary course of business, to the extent the presence and approval of at least two Coca-Cola FEMSA Series D directors would otherwise be required, can be made by a simple majority vote of its entire board of directors, without requiring the presence or approval of any Coca-Cola FEMSA Series D director. A majority of the Coca-Cola FEMSA Series A directors may terminate a simple majority period but, once having done so, cannot declare another simple majority period for one year after the termination. If a simple majority period persists for one year or more, the provisions of the shareholders agreement for resolution of irreconcilable differences may be triggered, with the consequences outlined in the following paragraph.

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

The shareholders agreement also contains provisions relating to the principal shareholders’ understanding as to Coca-Cola FEMSA’s growth. It states that it is The Coca-Cola Company’s intention that Coca-Cola FEMSA will be viewed as one of a small number of its “anchor” bottlers in Latin America. In particular, the parties agree that it is desirable that Coca-Cola FEMSA expands by acquiring additional bottler territories in Mexico and other Latin American countries in the event any become available through horizontal growth. In addition, The Coca-Cola Company has agreed, subject to a number of conditions, that if it obtains ownership of a bottler territory that fits with Coca-Cola FEMSA’s operations, it will give Coca-Cola FEMSA the option to acquire such territory. The Coca-Cola Company has also agreed to support reasonable and sound modifications to Coca-Cola FEMSA’s capital structure to support horizontal growth. The Coca-Cola Company’s agreement as to horizontal growth expires upon either the elimination of the super-majority voting requirements described above or The Coca-Cola Company’s election to terminate the agreement as a result of a default.

The Coca-Cola Memorandum

In connection with the acquisition of Panamco, in 2003, Coca-Cola FEMSA established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and our company that were memorialized in writing prior to completion of the acquisition. Although the memorandum has not been amended, Coca-Cola FEMSA continues to develop its relationship with The Coca-Cola Company (through, inter alia, acquisitions and taking on new product categories), and Coca-Cola FEMSA therefore believes that the memorandum should be interpreted in the context of subsequent events, some of which have been noted in the description below. The principal terms are as follows:

•

The shareholder arrangements between our company and The Coca-Cola Company and certain of its subsidiaries will continue in place. On February 1, 2010, FEMSA amended its shareholders agreement with The Coca-Cola Company. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA —Shareholders Agreement.”

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

•

The Coca-Cola Company agreed to sell to us sufficient shares to permit us to beneficially own 51% of Coca-Cola FEMSA outstanding capital stock (assuming that we do not sell any shares and that there are no issuances of Coca-Cola FEMSA stock other than as contemplated by the acquisition). As a result of this understanding, in November 2006, we acquired, through a subsidiary, 148,000,000 of Coca-Cola FEMSA Series D shares from certain subsidiaries of The Coca-Cola Company, representing 9.4% of the total outstanding voting shares and 8% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. Pursuant to our bylaws, the acquired shares were converted from Series D shares to Series A shares.

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

•	Coca-Cola FEMSA entered into a stand-by credit facility in December 2003 with The Coca-Cola Export Corporation, which expired in December 2006 and was never used.

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

•

Sustainable growth of sparkling beverages, still beverages and waters: Together with The Coca-Cola Company, Coca-Cola FEMSA has defined a platform to jointly pursue incremental growth in the sparkling beverage category, as well as accelerated development of still beverages and water across Latin America. To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase for marketing support of the entire portfolio. In addition, the framework contemplates a new, all-encompassing business model for the development, organically and through acquisitions, of still beverages and water that further aligns Coca-Cola FEMSA’s and The Coca-Cola Company’s objectives and should contribute to incremental long-term value creation at both companies. With this objective in mind, Coca-Cola FEMSA has jointly acquired the Brisa bottled water business in Colombia, it has a joint venture with respect to the Jugos del Valle products in Mexico and Brazil, and has agreements to develop the Crystal water business and the Matte Leão business in Brazil jointly with other bottlers and the business of Estrella Azul in Panama. During 2011, Coca-Cola FEMSA and The Coca-Cola Company entered into a joint venture to develop certain coffee products in Coca-Cola FEMSA’s territories. In addition, during 2012 Coca-Cola FEMSA acquired, through Jugos del Valle, an indirect participation in Santa Clara, producer of milk and dairy products in Mexico.

•

Horizontal growth: The framework includes The Coca-Cola Company’s endorsement of Coca-Cola FEMSA’s aspiration to continue being a leading participant in the consolidation of the Coca-Cola system in Latin America, as well as the exploration of potential opportunities in other markets where Coca-Cola FEMSA’s operating model and strong execution capabilities could be leveraged. For example, in 2008 Coca-Cola FEMSA entered into a transaction with The Coca-Cola Company to acquire from it REMIL, which was The Coca-Cola Company’s wholly-owned bottling franchise in the majority of the State of Minas Gerais of Brazil. On January 25, 2013, Coca-Cola FEMSA closed the acquisition of a 51% non-controlling stake in the outstanding shares of CCFPI from The Coca-Cola Company. From 2011 to 2013, Coca-Cola FEMSA closed four mergers in Mexico and two acquisitions in Brazil. See “Item. 4 Information on the Company – Coca-Cola FEMSA – Corporate History.”

•

Long-term vision in relationship economics: Coca-Cola FEMSA and The Coca-Cola Company understand each other’s business objectives and growth plans, and the new framework provides long-term perspective on the economics of their relationship. This will allow Coca-Cola FEMSA and The Coca-Cola Company to focus on continuing to drive the business forward and generating profitable growth.

Bottler Agreements

Bottler agreements are the standard agreements for each territory that The Coca-Cola Company enters into with bottlers. Pursuant to its bottler agreements, Coca-Cola FEMSA is authorized to manufacture, sell, and distribute Coca-Cola trademark beverages within specific geographic areas, and is required to purchase concentrate for all Coca-Cola trademark beverages in all of its territories from companies designated by The Coca-Cola Company, and sweeteners and other raw materials from companies authorized by The Coca-Cola Company.

These bottler agreements also provide that Coca-Cola FEMSA will purchase its entire requirement of concentrate for Coca-Cola trademark beverages at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The

Coca-Cola Company at its sole discretion. Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, Coca-Cola FEMSA sets the price of products sold to customers at its discretion, subject to the applicability of price restraints imposed by authorities in certain territories. Coca-Cola FEMSA has the exclusive right to distribute Coca-Cola trademark beverages for sale in its territories in authorized containers of the nature approved by the bottler agreements and currently used by Coca-Cola FEMSA. These containers include various configurations of cans and returnable and non-returnable bottles made of glass, aluminum and plastic and fountain containers.

The bottler agreements include an acknowledgment by Coca-Cola FEMSA that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the secret formulas with which The Coca-Cola Company’s concentrates are made. Subject to Coca-Cola FEMSA’s exclusive right to distribute Coca-Cola trademark beverages in its territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of its territories. Coca-Cola FEMSA’s bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which Coca-Cola FEMSA purchases concentrates under the bottler agreements may vary materially from the prices it has historically paid. However, under Coca-Cola FEMSA’s bylaws and the shareholders agreement among our company and The Coca-Cola Company and certain of its subsidiaries, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain voting rights of the directors appointed by The Coca-Cola Company. This provides Coca-Cola FEMSA with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to Coca-Cola FEMSA pursuant to such shareholders agreement and the Coca-Cola FEMSA’s bylaws. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA —Shareholders Agreement.”

The Coca-Cola Company has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. The Coca-Cola Company may also introduce new beverages in Coca-Cola FEMSA’s territories in which case Coca-Cola FEMSA has a right of first refusal with respect to the manufacturing, packaging, distribution and sale of such new beverages subject to the same obligations as then exist with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit Coca-Cola FEMSA from producing, bottling or handling beverages other than those of The Coca-Cola Company trademark beverages, or other products or packages that would imitate, infringe upon, or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, except under the authority of, or with the consent of, The Coca-Cola Company. The bottler agreements also prohibit Coca-Cola FEMSA from acquiring or holding an interest in a party that engages in such restricted activities. The bottler agreements impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company so as to conform to policies approved by The Coca-Cola Company. In particular, Coca-Cola FEMSA is obligated to:

•

maintain plant and equipment, staff and distribution facilities capable of manufacturing, packaging and distributing the Coca-Cola trademark beverages in authorized containers in accordance with Coca-Cola FEMSA bottler agreements and in sufficient quantities to satisfy fully the demand in its territories;

•	undertake adequate quality control measures established by The Coca-Cola Company;

•	develop, stimulate and satisfy fully the demand for Coca-Cola trademark beverages using all approved means, which includes the investment in advertising and marketing plans;

•	maintain a sound financial capacity as may be reasonably necessary to assure performance by Coca-Cola FEMSA and its subsidiaries of their obligations to The Coca-Cola Company; and

•	submit annually, to The Coca-Cola Company, Coca-Cola FEMSA’s marketing, management, promotional and advertising plans for the ensuing year.

The Coca-Cola Company contributed a significant portion of Coca-Cola FEMSA’s total marketing expenses in its territories during 2015 and has reiterated its intention to continue providing such support as part of its cooperation framework. Although Coca-Cola FEMSA believes that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA —Shareholders Agreement.”

Coca-Cola FEMSA has separate bottler agreements with The Coca-Cola Company for each of the territories where it operates, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of December 31, 2015, we had:

•

nine bottler agreements in Mexico: (i) two agreements for the Valley of Mexico territory, which are up for renewal in May 2016 and June 2023, (ii) the agreement for the Southeast territory, which is up for renewal in June 2023, (iii) three agreements for the Central territory, which are up for renewal in May 2016, July 2016 and May 2025, (iv) the agreement for the Northeast territory, which is up for renewal in May 2016, and (v) two agreements for the Bajio territory, which are up for renewal in May 2016 and May 2025;

•	four bottler agreements in Brazil, which are up for renewal in October 2017 (two agreements) and April 2024 (two agreements); and

•

one bottler agreement in each of Argentina, which is up for renewal in September 2024, Colombia, which is up for renewal in June 2024; Venezuela, which is up for renewal in August 2016; Guatemala, which is up for renewal in March 2025; Costa Rica, which is up for renewal in September 2017; Nicaragua, which is up for renewal in May 2016 and Panama, which is up for renewal in November 2024.

The bottler agreements are subject to termination by The Coca-Cola Company in the event of default by Coca-Cola FEMSA. The default provisions include limitations on the change in ownership or control of Coca-Cola FEMSA and the assignment or transfer of the bottler agreements and are designed to preclude any person not acceptable to The Coca-Cola Company from obtaining an assignment of a bottler agreement or from acquiring Coca-Cola FEMSA independently of other rights set forth in the shareholders agreement. These provisions may prevent changes in Coca-Cola FEMSA’s principal shareholders, including mergers or acquisitions involving sales or dispositions of Coca-Cola FEMSA’s capital stock, which will involve an effective change of control without the consent of The Coca-Cola Company. See “Item 10.Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Shareholders Agreement.”

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

Under the Corporate Governance Agreement, FEMSA is entitled to nominate two representatives to the Heineken Supervisory Board, one of whom will be appointed as its vice-chairman and will also serve as a representative of FEMSA on the Heineken Supervisory Board. Our nominees for appointment to the Heineken Supervisory Board were José Antonio Fernández Carbajal, our Executive Chairman of the Board, and Javier Astaburuaga Sanjines, our Vice President of Corporate Development, who were both approved by Heineken N.V.’s general meeting of shareholders. Mr. Fernández Carbajal was also approved to the Heineken Holding N.V. Board of Directors by the general meeting of shareholders of Heineken Holding N.V.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2015, we had outstanding total debt of Ps. 91,864 million, of which 7.6% bore interest at variable interest rates and 92.4% bore interest at fixed interest rates. Swap contracts held by us effectively switch a portion of our variable rate indebtedness into fixed-rate indebtedness. After giving effect to these contracts, as of December 31, 2015, 79.6% of our total debt was fixed rate and 20.4% of our total debt was variable rate (the total amount of debt and of variable rate debt and fixed rate debt used in the calculation of this percentage was obtained by converting only the units of investment debt for the related cross currency swap, and it also includes the effect of related interest rate swaps). The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate, or LIBOR, (a benchmark rate used for Eurodollar loans), the Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate, or TIIE), and the Certificados de la Tesorería (Treasury Certificates, or CETES) rate. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our derivative financial instruments that are sensitive to changes in interest rates and exchange rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2015, plus spreads contracted by us. Our derivative financial instruments’ current payments are denominated in U.S. dollars and Mexican pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2015 exchange rate of Ps. 17.2065 per U.S. dollar.

The table below also includes the estimated fair value as of December 31, 2015 of:

•

short and long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;

•	long-term notes payable and capital leases, based on quoted market prices; and

•	cross currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2015.

As of December 31, 2015, the fair value represents a decrease in total debt of Ps. 313 million less than book value.

Principal by Year of Maturity

(in millions of Mexican pesos)	At December 31,(1)										2021 and Thereafter		Carrying Value at December 31, 2015		Fair Value at December 31, 2015		Carrying Value at December 31, 2014(1)
	2016		2017		2018		2019		2020
Short-term debt:
Fixed rate debt:
Colombian pesos
Bank loans	Ps.	219	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	219	Ps.	220	Ps.	—
Interest rate		6.5%		—		—		—		—		—		6.5%		—		—
Argentine pesos
Notes payable		165		—		—		—		—		—		165		164		301
Interest rate		26.2%		—		—		—		—		—		26.2%		—		30.9%
Chilean pesos
Bank loans		1,442		—		—		—		—		—		1,442		1,442		—
Interest rate		4.2%		—		—		—		—		—		4.2%		—		—
Finance leases		10		—		—		—		—		—		10		10		—
Interest rate		2.4%		—		—		—		—		—		2.4%		—		—
Variable rate debt:
Colombian pesos
Bank loans		235		—		—		—		—		—		235		235		—
Interest rate		8.2%		—		—		—		—		—		8.2%		—		—
Brazilian reais
Bank loans		168		—		—		—		—		—		168		168		148
Interest rate		14.8%		—		—		—		—		—		14.8%		—		12.6%

Total short-term debt	Ps.	2,239	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,239	Ps.	2,239	Ps.	449

Long-term debt:
Fixed rate debt:
U.S. dollars
Yankee bond	Ps.	—	Ps.	—	Ps.	17,158	Ps.	—	Ps.	8,566	Ps.	25,609	Ps.	51,333	Ps.	52,990	Ps.	43,893
Interest rate		—		—		2.4%		—		4.6%		4.4%		3.8%		—		3.8%
Bank of NY (FEMSA USD 2023)				—		—		—		—		5,068		5,068		4,852		4,308
Interest rate		—		—		—		—		—		2.9%		2.9%		—		2.9%
Bank of NY (FEMSA USD 2043)				—		—		—		—		11,675		11,675		10,737		9,900
Interest rate		—		—		—		—		—		4.4%		4.4%		—		4.4%
Bank loans		—		—		—		—		—		—		—		—		30
Interest rate		—		—		—		—		—		—		—		—		3.9%
Mexican pesos
Units of investment (UDIs)		—		3,385		—		—		—		—		3,385		3,385		3,599
Interest rate		—		4.2%		—		—		—		—		4.2%		—		4.2%
Domestic senior notes		—		—		—		—		—		9,989		9,989		9,527		9,988
Interest rate		—		—		—		—		—		6.2%		6.2%		—		6.2%
Brazilian reais
Bank loans		174		187		151		116		80		111		819		653		601
Interest rate		5.4%		5.7%		6.3%		6.6%		6.7%		5.6%		6.0%		—		4.6%
Finance leases		67		66		65		62		51		149		460		356		762
Interest rate		4.6%		4.6%		4.6%		4.6%		4.6%		4.6%		4.6%		—		4.6%
Argentine pesos
Bank loans		18		—		—		—		—		—		18		17		309
Interest rate		15.3%		—		—		—		—		—		15.3%		—		26.8%
Chilean pesos
Bank loans		120		82		30		—		—		—		232		232		—
Interest rate		7.3%		7.6%		7.9%		—		—		—		7.5%		—		—
Finance leases		14		15		16		17		18		12		92		92		—
Interest rate		3.6%		3.6%		3.5%		3.5%		3.3%		3.2%		3.4%		—		—

Subtotal	Ps.	393	Ps.	3,735	Ps.	17,420	Ps.	195	Ps.	8,715	Ps.	52,613	Ps.	83,071	Ps.	82,841	Ps.	73,390

(1)	All interest rates shown in this table are weighted average contractual annual rates.

(in millions of Mexican pesos)	At December 31,(1)										2021 and Thereafter		Carrying Value at December 31, 2015		Fair Value at December 31, 2015		Carrying Value at December 31, 2014(1)
	2016		2017		2018		2019		2020
Variable rate debt:
U.S. dollars
Bank loans	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	6,956
Interest rate		—		—		—		—		—		—		—		—		0.9%
Mexican pesos
Domestic senior notes		2,496		—		—		—		—		—		2,496		2,500		2,473
Interest rate		3.6%		—		—		—		—		—		3.6%		—		3.4%
Argentine pesos
Bank loans		82		41		—		—		—		—		123		120		232
Interest rate		32.2%		32.2%		—		—		—		—		32.2%		—		21.5%
Brazilian reais
Bank loans		189		107		107		107		74		—		584		511		156
Interest rate		11.9%		9.2%		9.2%		9.2%		9.2%		—		10.1%		—		6.7%
Finance leases		—		—		—		—		—		—		—		—		63
Interest rate		—		—		—		—		—		—		—		—		10.0%
Colombian pesos
Bank loans		280		684		54		53		53		52		1,176		1,165		769
Interest rate		6.9%		6.5%		8.0%		8.0%		8.0%		8.2%		6.9%		—		5.9%
Finance leases		0.04		0.04		0.05		0.05		0.01		—		0.19		0.19		—
Interest rate		8.4%		8.4%		8.4%		8.4%		8.4%		—		8.4%		—		—
Chilean pesos
Bank loans		216		283		374		358		549		395		2,175		2,175		—
Interest rate		6.2%		6.3%		6.2%		6.2%		5.7%		5.9%		6.0%		—		—

Subtotal	Ps.	3,263	Ps.	1,115	Ps.	535	Ps.	518	Ps.	676	Ps.	447	Ps.	6,554	Ps.	6,471	Ps.	10,649

Total long-term debt	Ps.	3,656	Ps.	4,850	Ps.	17,955	Ps.	713	Ps.	9,391	Ps.	53,060	Ps.	89,625	Ps.	89,312	Ps.	84,039

(1)	All interest rates shown in this table are weighted average contractual annual rates.

Hedging Derivative Financial Instruments (1)	2016		2017		2018		2019		2020		2021 and Thereafter		Total 2015		Total 2014
	(notional amounts in millions of Mexican pesos)
Interest rate swaps:
Mexican pesos
Variable to fixed rate:		—		—		—		76		—		1,197		1,273		—
Interest pay rate		—		—		—		6.5%		—		7.1%		7.0%		—
Interest receive rate		—		—		—		4.5%		—		5.5%		5.5%		—
Variable to fixed rate(2)
Interest pay rate		—		5.2%		—		—		—		—		5.2%		5.0%
Interest receive rate		—		3.4%		—		—		—		—		3.4%		3.2%
Variable to fixed rate(3)
Interest pay rate		—		—		—		—		—		7.2%		7.2%		7.2%
Interest receive rate		—		—		—		—		—		4.8%		4.8%		4.6%

Cross currency swaps:
Units of investments to Mexican pesos and variable rate:
Fixed to variable(2)	Ps.	—	Ps.	2,500	Ps.	—	Ps.	—	Ps.		Ps.	—	Ps.	2,500	Ps.	2,500
Interest pay rate		—		3.4%		—		—		—		—		3.4%		3.1%
Interest receive rate		—		4.2%		—		—		—		—		4.2%		4.2%
U.S. dollars to Mexican pesos
Fixed to variable(3)		—		—		—		—		—		11,403		11,403		11,403
Interest pay rate		—		—		—		—		—		4.8%		4.8%		4.6%
Interest receive rate		—		—		—		—		—		4.0%		4.0%		4.0%
Variable to fixed		—		—		7,571		—		—		—		7,571		6,476
Interest pay rate		—		—		3.5%		—		—		—		3.5%		3.2%
Interest receive rate		—		—		2.4%		—		—		—		2.4%		2.4%
Fixed to fixed		—		—		—		—		—		1,267		1,267		1,267
Interest pay rate		—		—		—		—		—		5.7%		5.7%		5.7%
Interest receive rate		—		—		—		—		—		2.9%		2.9%		2.9%
U.S. dollars to Brazilian reais
Fixed to variable		—		—		5,592		—		—		—		5,592		6,653
Interest pay rate		—		—		12.7%		—		—		—		12.7%		11.3%
Interest receive rate		—		—		2.7%		—		—		—		2.7%		2.7%
Variable to variable		—		—		17,551		—		—		—		17,551		20,311
Interest pay rate		—		—		12.6%		—		—		—		12.6%		11.3%
Interest receive rate		—		—		2.1%		—		—		—		2.1%		1.5%
Chilean pesos
Variable to fixed		—		—		—		—		1,097		—		1,097		—
Interest pay rate		—		—		—		—		6.9%		—		6.9%		—
Interest receive rate		—		—		—		—		6.8%		—		6.8%		—

(1)	All interest rates shown in this table are weighted average contractual annual rates.

(2)	Interest rate swaps with a notional amount of Ps. 1,250 that receive a variable rate of 3.4% and pay a fixed rate of 5.2%; joined with a cross currency swap of the same notional amount, which covers units of investments to Mexican pesos, that receives a fixed rate of 4.2% and pays a variable rate of 3.4%.

(3)	Interest rate swaps with a notional amount of Ps. 11,403 that receive a variable rate of 4.8% and pay a fixed rate of 7.2%; joined with a cross currency swap of the same notional amount, which covers U.S. dollars to Mexican pesos, that receives a fixed rate of 4% and pay a variable rate of 4.8%.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to variable-rate liabilities held at FEMSA as of December 31, 2015 would increase our interest expense by approximately Ps. 192 million, or 2.5%, over the 12-month period of 2016, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country where we operate, relative to the U.S. dollar. In 2015, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency At December 31, 2015

Region	Currency	% of Consolidated Total Revenues
Mexico and Central America(1)	Mexican peso and others	73%
Venezuela(2)	Bolívar fuerte	3%
South America	Brazilian reais, Argentine peso, Colombian peso, Chilean peso	24%

(1)	Mexican peso, Quetzal, Balboa, Colón and U.S. dollar.

(2)	We have translated the revenues for the entire year using SIMADI exchange rate. As of December 31, 2015, this rate was 198.70 bolivars per US$ 1.00 (0.09 Mexican pesos per bolivar).

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. As of December 31, 2015, after giving effect to all cross currency swaps and interest rate swaps, 39.2% of our long-term indebtedness was denominated in Mexican pesos, 26.4% was denominated in U.S. dollars, 1.1% was denominated in Colombian pesos, 0.1% was denominated in Argentine pesos, 30.5% was denominated in Brazilian reais and 2.7% was denominated in Chilean pesos. We also have short-term indebtedness, which mostly consists of bank loans in Colombian pesos, Argentine pesos, Chilean pesos and Brazilian reais. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency-denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency-denominated long-term indebtedness is increased.

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar-denominated debt obligations as shown in the interest risk table above. We occasionally utilize financial derivative instruments to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies.

As of December 31, 2015, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and Euros. The notional amount of these forward agreements was Ps. 6,735 million, for which we have recorded a fair value asset of Ps. 299 million. The maturity date of these forward agreements is in 2016. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2015, a gain of Ps. 180 million on expired forward agreements was recorded in our consolidated results.

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

As of December 31, 2013, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and Euros. The notional amount of these forward agreements was Ps. 3,616 million, for which we have recorded a fair value liability of Ps. 16 million. The maturity date of these forward agreements was in 2014 and 2015. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2013, a gain of Ps. 1,710 million was recorded in our consolidated results.

As of December 31, 2015, we had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations. The notional amount of these options was Ps. 1,612 million, for which we have recorded a net fair value asset of Ps. 65 million as part of cumulative other comprehensive income. The maturity date of these options is in 2016.

As of December 31, 2014, we had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations. The notional amount of these options was Ps. 402 million, for which we have recorded a net fair value asset of Ps. 56 million as part of cumulative other comprehensive income. The maturity date of these options was in 2015.

As of December 31, 2013, the Company had no outstanding options to purchase U.S. dollars.

The following table illustrates the effects that hypothetical fluctuations in the exchange rates of the U.S. dollar and the Euro relative to the Mexican peso, and the U.S. dollar relative to the Brazilian reais and Colombian peso, would have on our equity and profit or loss:

Foreign Currency Risk(1)	Change in Exchange Rate	Effect on Equity		Effect on Profit or Loss
2015
FEMSA(2)	+14%MXN/EUR	Ps.	(319)	Ps.	—
	-14% MXN/EUR		319
	+10%CLP/USD		(9)		—
	-10% CLP/USD
Coca-Cola FEMSA	+11%MXN/USD		(197)		—
	+21%BRL/USD		(387)		—
	+17%COP/USD		(113)		—
	+36%ARS/USD		(231)		—
	-11%MXN/USD		197		—
	-21%BRL/USD		387		—
	-17%COP/USD		113		—
	-36%ARS/USD		231		—
2014
FEMSA(2)	+9%MXN/EUR	Ps.	(278)	Ps.	—
	-9% MXN/EUR		278		—
Coca-Cola FEMSA	+7%MXN/USD		119		—
	+14%BRL/USD		96		—
	+9%COP/USD		42		—
	+11%ARS/USD		22
	-7%MXN/USD		(119)		—
	-14%BRL/USD		(96)		—
	-9%COP/USD		(42)		—
	-11%ARS/USD		(22)
2013
FEMSA(2)	+7%MXN/EUR	Ps.	(157)	Ps.	—
	-7% MXN/EUR		157		—
Coca-Cola FEMSA	+11%MXN/USD		67		—
	+13%BRL/USD		86		—
	+6%COP/USD		19		—
	-11%MXN/USD		(67)		—
	-13%BRL/USD		(86)		—
	-6%COP/USD		(19)		—

(1)	Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.

(2)	The sensitivity analysis effects include all subsidiaries of the Company, except Coca-Cola FEMSA.

As of December 31, 2015, we had (i) cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 2,711 million that expire in 2017, for which we have recorded a net fair value asset of Ps. 1,159 million; (ii) cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 30,714 million that expire in 2018, for which we have recorded a net fair value asset of Ps. 2,216 million; (iii) cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 4,034 million that expire in 2020, for which we have recorded a net fair value liability of Ps. 116 million; and (iv) cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 12,670 million that expire in 2023, for which we have recorded a net fair value asset of Ps. 4,859 million.

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

For the years ended December 31, 2015, 2014, and 2013, certain cross currency swap instruments did not meet the hedging criteria for accounting purposes; consequently, changes in the estimated fair value were recorded in the income statement. The changes in fair value of these contracts represented a loss of Ps 20 million in 2015 and a gain of Ps. 59 million in 2014 and Ps. 33 million in 2013.

A hypothetical, instantaneous and unfavorable 10% devaluation of the Mexican peso relative to the U.S. dollar occurring on December 31, 2015 would result in a foreign exchange loss decreasing our consolidated net income by approximately Ps. 927 million over the 12-month period of 2016, reflecting greater foreign exchange loss related to our U.S. dollar denominated indebtedness, net of a gain in the cash balances held by us in U.S. dollars and Euros.

As of April 15, 2016, the exchange rates relative to the U.S. dollar of all the countries where we operate, as well as their devaluation/revaluation effect compared to December 31, 2015, were as follows:

Country	Currency	Exchange Rate as of April 15, 2016		(Devaluation) / Revaluation
Mexico	Mexican peso	17.49		1.6%
Brazil	Brazilian reais	3.53		(9.7)%
Venezuela	Bolívar fuerte	339.45	(1)	70.8%
Colombia	Colombian peso	3,000.78		(4.7)%
Argentina	Argentine peso	14.30		9.6%
Costa Rica	Colón	541.79		(0.6)%
Guatemala	Quetzal	7.74		1.5%
Nicaragua	Cordoba	28.33		1.4%
Panama	U.S. dollar	1.00		0.0%
Euro Zone	Euro	0.88		(2.8)%
Peru	Nuevo sol	3.28		(3.9)%
Chile	Chilean peso	668.38		(5.5)%

(1)	DICOM exchange rate.

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies in each of the countries where we operate, relative to the U.S. dollar, occurring on December 31, 2015, would produce a reduction (or gain) in stockholders’ equity as follows:

Country	Currency	Reduction in Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	693
Brazil	Brazilian reais	1,795
Venezuela	Bolívar fuerte	268
Colombia	Colombian peso	884
Costa Rica	Colón	357
Argentina	Argentine peso	123
Guatemala	Quetzal	86
Nicaragua	Cordoba	83
Panama	U.S. dollar	228
Peru	Nuevo sol	22
Chile	Chilean peso	558
Euro Zone	Euro	8,300

Equity Risk

As of December 31, 2015, 2014 and 2013, we did not have any equity derivative agreements, other than as described in Notes 4.1 and 20.7 of our audited consolidated financial statements.

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials that are exposed to variations of commodity price exchange rates. As of December 31, 2015, we had various derivative instruments contracts with maturity dates through 2016, notional amounts of Ps. 1,933 million and a fair value liability of Ps. 274 million. The results of our commodity price contracts for the years ended December 31, 2015, 2014, and 2013, were a loss of Ps. 619 million, Ps. 291 million, and Ps. 362 million, respectively, which were recorded in the results of each year.

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

Direct and indirect payments by the depositary

The depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders. For the year ended December 31, 2015, this amount was US$ 493,005.50.

ITEMS 13-14.	NOT APPLICABLE

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (or the Exchange Act) is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the 2013 framework in “Internal Controls—Integrated Framework,” as issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

Our management’s assessment and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2015 excludes, in accordance with applicable guidance provided by the SEC, an assessment of the internal control over financial reporting of Grupo Socofar, which we acquired in September 2015 and other businesses acquired in 2015 by us. These acquisitions collectively represented 4.2% and 1.6% of our total and net assets, respectively, as of December 31, 2015, and 8.6% and 2% of our revenues and net income, respectively, for the year ended December 31, 2015. No material changes in our internal control over financial reporting were identified as a result of these transactions.

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, as stated in its report included herein.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of

Fomento Económico Mexicano, S.A.B. de C.V.:

We have audited Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 2013 Framework) (the COSO criteria). Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Socofar S.A. and its subsidiaries (collectively “Grupo Socofar”) which was acquired on September 2015 and other businesses acquired in 2015, which are included in the 2015 consolidated financial statements of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries, and constituted 4.2% and 1.6% of Fomento Economico Mexicano, S.A.B. de C.V.’s total and net assets respectively, as of December 31, 2015 and 8.6% and 2.0% of revenues and net income respectively, for the year then ended. Our audit of internal control over financial reporting of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries, also did not include an evaluation of the internal control over financial reporting of Grupo Socofar and these other businesses.

In our opinion, Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2015 and our report dated April 20, 2016 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ Agustín Aguilar Laurents

Monterrey, N.L., México

April 20, 2016

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2015, 2014 and 2013, Mancera, S.C., a member practice of Ernst & Young Global Limited, was our auditor.

The following table summarizes the aggregate fees billed to us in 2015, 2014 and 2013 by Mancera, S.C., which is an independent registered public accounting firm, during the fiscal years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015		2014		2013
	(in millions of Mexican pesos)
Audit fees	Ps.	101	Ps.	101	Ps.	101
Audit-related fees		2		3		10
Tax fees		7		15		12
Other fees		36		5		6
Total	Ps.	146	Ps.	124	Ps.	129

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

We did not purchase any of our equity securities in 2015. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees––EVA Stock Incentive Plan.”

Purchases of Equity Securities

Period	Total Number of BD Units Purchased	Average Price Paid per BD Units		Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 2015	1,491,330	Ps.	129.76	—	—

ITEM 16F.	NOT APPLICABLE

ITEM 16G.	CORPORATE GOVERNANCE

Pursuant to Rule 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Law and the regulations issued by the CNBV. We also disclose the extent of compliance with the Código de Mejores Prácticas Corporativas (Mexican Code of Best Corporate Practices), which was created by a group of Mexican business leaders and was endorsed by the Bolsa Mexicana de Valores, or BMV.

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

Compensation Committee: A compensation committee composed entirely independent directors is required.	Compensation Committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders’ interests and corporate performance.

NYSE Standards	Our Corporate Governance Practices

Audit Committee: Listed companies must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.	Audit Committee: We have an Audit Committee of four members, as required by the Mexican Securities Law. Each member of the Audit Committee is an independent director, and its chairman is elected at the shareholders’ meeting.

Equity compensation plan: Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plan: Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives. Our current equity compensation plans have been approved by our board of directors.

Code of business conduct and ethics: Corporate governance guidelines and a code of conduct and ethics are required, with disclosure of any waiver for directors or executive officers.	Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16B of SEC Form 20-F. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.femsa.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16H.	NOT APPLICABLE

ITEM 17.	NOT APPLICABLE

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-106, incorporated herein by reference.

ITEM 19. EXHIBITS

1.1	Bylaws (estatutos sociales) of Fomento Económico Mexicano, S.A.B. de C.V., approved on April 22, 2008, together with an English translation thereof (incorporated by reference to Exhibit 1.1 of FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 333-08752)).

1.2	Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Emprex and FEMSA dated as of January 11, 2010 (incorporated by reference to Exhibit 1.2 of FEMSA’s Annual Report on Form 20-F filed on June 25, 2010 (File No. 333-08752)).

1.3	First Amendment to Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Emprex and FEMSA dated as of April 26, 2010 (incorporated by reference to Exhibit 1.3 of FEMSA’s Annual Report on Form 20-F filed on June 25, 2010 (File No. 333-08752)).

1.4	Corporate Governance Agreement, dated April 30, 2010, between Heineken Holding N.V., Heineken N.V., L’Arche Green N.V., FEMSA and CB Equity. (incorporated by reference to Exhibit 1.4 of FEMSA’s Annual Report on Form 20-F filed on April 27, 2012 (File No. 333-08752)).

2.1	Deposit Agreement, as further amended and restated as of May 11, 2007, among FEMSA, The Bank of New York Mellon (formerly The Bank of New York), and all owners and holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to FEMSA’s registration statement on Form F-6 filed on April 30, 2007 (File No. 333-142469)).

2.2	Specimen certificate representing a BD Unit, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, together with an English translation (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

2.3	Indenture dated as of February 5, 2010 among Coca-Cola FEMSA and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.4	First Supplemental Indenture dated as of February 5, 2010 among Coca-Cola FEMSA and The Bank of New York Mellon and the Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.5	Second Supplemental Indenture dated as of April 1, 2011 among Coca-Cola FEMSA, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as Guarantor, and The Bank of New York Mellon (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 17, 2011 (File No. 001-12260)).

2.6	Indenture dated as of April 8, 2013 between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent, and Transfer Agent (incorporated by reference to Exhibit 4.1 of FEMSA’s registration statement on Form F-3 filed on April 9, 2013 (File No. 333-187806)).

2.7	First Supplemental Indenture, dated as of May 10, 2013, between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish Paying Agent, including the form of global note therein (incorporated by reference to Exhibit 1.4 to FEMSA’s registration statement on Form 8-A filed on May 17, 2013 (File No. 001-35934)).

2.8	Third Supplemental Indenture dated as of September 6, 2013 among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as existing guarantor, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V., as additional guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333-187275)).

2.9	Fourth Supplemental Indenture dated as of October 18, 2013 among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V., as existing guarantors, Controladora Interamericana de Bebidas, S. de R.L. de C.V., as additional guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No. 333-187275)).

2.10	Fifth Supplemental Indenture dated as of November 26, 2013 among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S.A. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on December 5, 2013 (File No.1-2260)).

2.11	Sixth Supplemental Indenture dated as of January 21, 2014 among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S.A. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on January 27, 2014 (File No.1-2260)).

2.12	Seventh Supplemental Indenture dated as of November 23, 2015 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., as successor guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 2.9 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 15, 2016 (File No. 1-12260)).

2.13	Second Supplemental Indenture, dated as of March18, 2016, between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish Paying Agent, including the form of global note therein.

3.1	Amended Voting Trust Agreement among certain principal shareholders of FEMSA together with an English translation (incorporated by reference to FEMSA’s Schedule 13D as amended filed on August 11, 2005 (File No. 005-54705)).

4.1	Amended and Restated Shareholders’ Agreement, dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company and Inmex (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.2	Amendment, dated May 6, 2003, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.3	Second Amendment, dated February 1, 2010, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

4.4	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.5	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.6	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.7	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.8	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.9	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.10	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.11	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.12	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.13	Supply Agreement, dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.14	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.15	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Bajio, S.A. de C.V., and The Coca-Cola Company with respect to operations in Bajio, Mexico (English translation). (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.16	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.17	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas, S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.18	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo, S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.19	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio, S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.20	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).

4.21	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.22	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio, S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.23	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo, S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.24	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.25	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.26	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.27	The Coca-Cola Company Memorandum to Steve Heyer from Jose Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

4.28	Shareholders Agreement dated as of January 25, 2013, by and among CCFPI, Coca-Cola South Asia Holdings, Inc., Coca-Cola Holdings (Overseas) Limited and Controladora de Inversiones en Bebidas Refrescantes, S.L. (incorporated by reference to Exhibit 4.27 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on March 15, 2013 (File No. 1-12260)).

8.1	Significant Subsidiaries.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 20, 2016.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 20, 2016.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 20, 2016.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 20, 2016

Fomento Económico Mexicano, S.A.B. de C.V.

By:	/s/ Miguel Eduardo Padilla Silva
Miguel Eduardo Padilla Silva Chief Financial and Corporate Officer

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Fomento Económico Mexicano, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V. and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Heineken N.V. (a corporation in which the Company has a 12.53% interest) which is majority owned by Heineken Holding N.V. (a corporation in which the Company has a 14.94% interest) (collectively “Heineken”). In the consolidated financial statements, the Company’s investment in Heineken includes Ps. 51,265 (€. 2,707) and Ps. 44,491 (€. 2,482) million at December 31, 2015 and 2014, respectively, and equity in the net income of Heineken of Ps. 6,567 (€. 378) Ps. 5,362 (€. 303) and Ps. 4,680 (€. 273) million for the three years in the period ended December 31, 2015, which are exclusive of the impact of goodwill and other adjustments recorded by the Company. The financial statements of Heineken N.V., which reflect the amounts listed above, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts specified above, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fomento Económico Mexicano, S.A.B. de C.V. and its subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fomento Económico Mexicano, S.A.B. de C.V. and its subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 20, 2016 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ Agustin Aguilar Laurents

Monterrey, N.L., México

April 20, 2016

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	Note	December 2015 (*)	December 2015	December 2014
ASSETS
Current Assets:
Cash and cash equivalents	5	$1,710	Ps. 29,396	Ps. 35,497
Investments	6	1	19	144
Accounts receivable, net	7	1,047	18,012	13,842
Inventories	8	1,435	24,680	17,214
Recoverable taxes		497	8,544	8,030
Other current financial assets	9	141	2,418	2,597
Other current assets	9	213	3,654	1,788

Total current assets		5,044	86,723	79,112

Investments in associates and joint ventures	10	6,498	111,731	102,159
Property, plant and equipment, net	11	4,670	80,296	75,629
Intangible assets, net	12	6,301	108,341	101,527
Deferred tax assets	24	482	8,293	6,278
Other financial assets	13	521	8,955	6,551
Other assets, net	13	289	4,993	4,917

TOTAL ASSETS		$23,805	Ps. 409,332	Ps. 376,173

LIABILITIES AND EQUITY
Current Liabilities:
Bank loans and notes payable	18	$130	Ps. 2,239	Ps. 449
Current portion of long-term debt	18	213	3,656	1,104
Interest payable		35	597	482
Suppliers		2,080	35,773	26,467
Accounts payable		537	9,236	7,778
Taxes payable		531	9,136	8,177
Other current financial liabilities	25	274	4,709	4,862

Total current liabilities		3,800	65,346	49,319

Long-Term Liabilities:
Bank loans and notes payable	18	5,000	85,969	82,935
Post-employment and other long-term employee benefits	16	246	4,229	4,207
Deferred tax liabilities	24	362	6,230	3,643
Other financial liabilities	25	29	495	328
Provisions and other long-term liabilities	25	303	5,207	5,619

Total long-term liabilities		5,940	102,130	96,732

Total liabilities		9,740	167,476	146,051

Equity:
Controlling interest:
Capital stock		195	3,348	3,347
Additional paid-in capital		1,501	25,807	25,649
Retained earnings		9,103	156,532	147,122
Cumulative other comprehensive (loss)		(243)	(4,163)	(5,645)

Total controlling interest		10,556	181,524	170,473

Non-controlling interest in consolidated subsidiaries	21	3,509	60,332	59,649

Total equity		14,065	241,856	230,122

TOTAL LIABILITIES AND EQUITY		$23,805	Ps. 409,332	Ps. 376,173

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Income Statements

For the years ended December 31, 2015, 2014 and 2013.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except per share amounts.

	Note	2015 (*)	2015		2014		2013
Net sales		$18,078	Ps.	310,849	Ps.	262,779	Ps.	256,804
Other operating revenues		43		740		670		1,293

Total revenues		18,121		311,589		263,449		258,097
Cost of goods sold		10,957		188,410		153,278		148,443

Gross profit		7,164		123,179		110,171		109,654

Administrative expenses		681		11,705		10,244		9,963
Selling expenses		4,442		76,375		69,016		69,574
Other income	19	24		423		1,098		651
Other expenses	19	(159)		(2,741)		(1,277)		(1,439)
Interest expense	18	(452)		(7,777)		(6,701)		(4,331)
Interest income		59		1,024		862		1,225
Foreign exchange loss, net		(69)		(1,193)		(903)		(724)
Monetary position loss, net		(2)		(36)		(319)		(427)
Market value gain on financial instruments		21		364		73		8

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		1,463		25,163		23,744		25,080
Income taxes	24	461		7,932		6,253		7,756
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	10	352		6,045		5,139		4,831

Consolidated net income		$1,354	Ps.	23,276	Ps.	22,630	Ps.	22,155

Attributable to:
Controlling interest		1,029		17,683		16,701		15,922
Non-controlling interest		325		5,593		5,929		6,233

Consolidated net income		$1,354	Ps.	23,276	Ps.	22,630	Ps.	22,155

Basic net controlling interest income:
Per series “B” share	23	$0.05	Ps.	0.88	Ps.	0.83	Ps.	0.79
Per series “D” share	23	0.06		1.10		1.04		1.00
Diluted net controlling interest income:
Per series “B” share	23	0.05		0.88		0.83		0.79
Per series “D” share	23	0.06		1.10		1.04		0.99

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015, 2014 and 2013.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	Note	2015 (*)	2015		2014		2013
Consolidated net income		$1,354	Ps.	23,276	Ps.	22,630	Ps.	22,155

Other comprehensive income:
Items that may be reclassified to consolidated net income, net of tax:
Unrealized loss on available for sale securities		—		—		—		(2)
Valuation of the effective portion of derivative financial instruments		7		122		493		(246)
Exchange differences on the translation of foreign operations and associates		(129)		(2,234)		(12,256)		1,151
Share of other comprehensive income (loss) of associates and joint ventures	10	16		282		1,322		(3,120)

Total items that may be reclassified		(106)		(1,830)		(10,441)		(2,217)

Items that will not to be reclassified to consolidated net income in subsequent periods, net of tax:
Remeasurements of the net defined benefit share of other comprehensive income (loss) of associates and joint ventures		10		169		(881)		491
Remeasurements of the net defined benefit liability		8		144		(361)		(112)

Total items that will not be reclassified		18		313		(1,242)		379

Total other comprehensive loss, net of tax		(88)		(1,517)		(11,683)		(1,838)

Consolidated comprehensive income, net of tax		$1,266	Ps.	21,759	Ps.	10,947	Ps.	20,317

Controlling interest comprehensive income		1,115		19,165		11,283		15,030
Reattribution to non-controlling interest of other comprehensive income by acquisition of Grupo YOLI		—		—		—		(36)

Controlling interest, net of reattribution		$1,115	Ps.	19,165	Ps.	11,283	Ps.	14,994

Non-controlling interest comprehensive income		151		2,594		(336)		5,287
Reattribution from controlling interest of other comprehensive income by acquisition of Grupo YOLI		—		—		—		36

Non-controlling interest, net of reatribution		$151	Ps.	2,594	Ps.	(336)	Ps.	5,323

Consolidated comprehensive income, net of tax		$1,266	Ps.	21,759	Ps.	10,947	Ps.	20,317

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013.

Amounts expressed in millions of Mexican pesos (Ps.)

	Capital Stock		Additional Paid-in Capital		Retained Earnings		Unrealized Gain (Loss) on Available for sale Securities		Valuation of the Effective Portion of Derivative Financial Instrument		Exchange Differences on the Translation of Foreign Operations and Associates		Remeasurements of the Net Defined Benefit Liability		Total Controlling Interest		Non-Controlling Interest		Total Equity
Balances at January 1, 2013	Ps.	3,346	Ps.	22,740	Ps.	128,508	Ps.	2	Ps.	349	Ps.	1,961	Ps.	(1,647)	Ps.	155,259	Ps.	54,902	Ps.	210,161

Net income						15,922										15,922		6,233		22,155
Other comprehensive income, net of tax								(2)		(170)		(1,214)		458		(928)		(910)		(1,838)

Comprehensive income						15,922		(2)		(170)		(1,214)		458		14,994		5,323		20,317
Dividends declared						(13,368)										(13,368)		(3,125)		(16,493)
Repurchase of shares associated with share-based payment plans				(172)												(172)		(7)		(179)
Acquisition of Grupo Yoli through issuance of Coca-Cola FEMSA shares (see Note 4)				2,865						2		32		2		2,901		5,120		8,021
Other acquisitions (see Note 4)																—		430		430
Increase in share of non-controlling interest																—		515		515
Other movements of equity method of associates, net of taxes						(222)										(222)		—		(222)

Balances at December 31, 2013		3,346		25,433		130,840		—		181		779		(1,187)		159,392		63,158		222,550

Net income						16,701										16,701		5,929		22,630
Other comprehensive income, net of tax										126		(4,412)		(1,132)		(5,418)		(6,265)		(11,683)

Comprehensive income						16,701				126		(4,412)		(1,132)		11,283		(336)		10,947
Dividends declared																—		(3,152)		(3,152)
Issuance (repurchase) of shares associated with share-based payment plans		1		216												217		(21)		196
Other movements of equity method of associates, net of taxes						(419)										(419)		—		(419)

Balances at December 31, 2014		3,347		25,649		147,122		—		307		(3,633)		(2,319)		170,473		59,649		230,122

Net income						17,683										17,683		5,593		23,276
Other comprehensive income, net of tax										299		945		238		1,482		(2,999)		(1,517)

Comprehensive income						17,683				299		945		238		19,165		2,594		21,759
Dividends declared						(7,350)										(7,350)		(3,351)		(10,701)
Issuance of shares associated with share-based payment plans		1		158												159		57		216
Acquisition of Grupo Socofar (see Note 4)																—		1,133		1,133
Contributions from non-controlling interest										—		—		—		—		250		250
Other movements of equity method of associates, net of taxes						(923)										(923)		—		(923)

Balances at December 31, 2015	Ps.	3,348	Ps.	25,807	Ps.	156,532	Ps.	—	Ps.	606	Ps.	(2,688)	Ps.	(2,081)	Ps.	181,524	Ps.	60,332	Ps.	241,856

The accompanying notes are an integral part of these consolidated statements of changes in equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2014 and 2013.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	2015 (*)	2015		2014		2013
Cash flows from operating activities:
Income before income taxes	$1,815	Ps.	31,208	Ps.	28,883	Ps.	29,911
Adjustments for:
Non-cash operating expenses	167		2,873		209		752
Employee profit sharing	72		1,243		1,138		1,936
Depreciation	568		9,761		9,029		8,805
Amortization	62		1,064		985		891
(Gain) loss on sale of long-lived assets	(14)		(249)		7		(41)
(Gain) on sale of shares	(1)		(14)		—		—
Disposal of long-lived assets	24		416		153		122
Impairment of long-lived assets	8		134		145		—
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	(352)		(6,045)		(5,139)		(4,831)
Interest income	(59)		(1,024)		(862)		(1,225)
Interest expense	452		7,777		6,701		4,331
Foreign exchange loss, net	69		1,193		903		724
Monetary position loss, net	2		36		319		427
Market value (gain) on financial instruments	(21)		(364)		(73)		(8)

Cash flow from operating activities before changes in operating accounts and employee profit sharing	2,792		48,009		42,398		41,794
Accounts receivable and other current assets	(255)		(4,379)		(4,962)		(1,948)
Other current financial assets	18		318		1,736		(1,508)
Inventories	(252)		(4,330)		(1,122)		(1,541)
Derivative financial instruments	26		441		245		402
Suppliers and other accounts payable	323		5,556		6,910		517
Other long-term liabilities	48		822		(2,308)		(109)
Other current financial liabilities	(33)		(570)		793		417
Post-employment and other long-term employee benefits	(22)		(382)		(416)		(317)

Cash generated from operations	2,645		45,485		43,274		37,707
Income taxes paid	(508)		(8,743)		(5,910)		(8,949)

Net cash generated by operating activities	2,137		36,742		37,364		28,758

Cash flows from investing activities:
Acquisition of Grupo Socofar, net of cash acquired (see Note 4)	(401)		(6,890)		—		—
Acquisition of Grupo Yoli, net of cash acquired (see Note 4)	—		—		—		(1,046)
Acquisition of Companhia Fluminense de Refrigerantes, net of cash acquired (see Note 4)	—		—		—		(4,648)
Acquisition of Spaipa S.A. Industria Brasileira de Bebidas, net of cash acquired (see Note 4)	—		—		—		(23,056)
Other acquisitions, net of cash acquired (see Note 4)	(339)		(5,821)		—		(3,021)
Investment in shares of Coca-Cola FEMSA Philippines, Inc. CCFPI (see Note 10)	—		—		—		(8,904)
Other investments in associates and joint ventures	(17)		(291)		90		(335)
Purchase of investments	—		—		(607)		(118)
Proceeds from investments	7		126		589		1,488
Interest received	60		1,024		863		1,224
Derivative financial instruments	13		232		(25)		119
Dividends received from associates and joint ventures	139		2,394		1,801		1,759
Property, plant and equipment acquisitions	(1,017)		(17,485)		(16,985)		(16,380)
Proceeds from the sale of property, plant and equipment	37		630		209		252
Acquisition of intangible assets	(56)		(971)		(706)		(1,077)
Investment in other assets	(87)		(1,502)		(796)		(1,436)
Collections of other assets	13		223		—		—
Investment in other financial assets	(2)		(28)		(41)		(52)

Net cash used in investing activities	(1,650)		(28,359)		(15,608)		(55,231)

Cash flows from financing activities:
Proceeds from borrowings	490		8,422		5,354		78,907
Payments of bank loans	(903)		(15,520)		(5,721)		(39,962)
Interest paid	(265)		(4,563)		(3,984)		(3,064)
Derivative financial instruments	485		8,345		(2,267)		697
Dividends paid	(622)		(10,701)		(3,152)		(16,493)
Contributions from non-controlling interest	15		250		—		—
Increase in shares of non-controlling interest	—		—		—		515
Other financing activities	2		26		482		(16)

Net cash (used in) generated by financing activities	(798)		(13,741)		(9,288)		20,584

(Decrease) increase in cash and cash equivalents	(311)		(5,358)		12,468		(5,889)

Initial balance of cash and cash equivalents	2,064		35,497		27,259		36,521

Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(43)		(743)		(4,230)		(3,373)

Ending balance of cash and cash equivalents	$1,710		Ps.29,396	Ps.	35,497	Ps.	27,259

(*)	Convenience translation to U.S. dollars ($) – see Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flow.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Notes to the Consolidated Financial Statements

As of December 31, 2015, 2014 and 2013.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

Note 1. Activities of the Company

Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) is a Mexican holding company. The principal activities of FEMSA and its subsidiaries (the “Company”), as a business unit, are carried out by operating subsidiaries and companies under direct and indirect holding company subsidiaries of FEMSA.

The following is a description of the Company´s activities as of the date of the issuance of these consolidated financial statements, together with the ownership interest in each subholding company or business unit:

	% Ownership
Subholding Company	December 31, 2015	December 31, 2014	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries(“Coca-Cola FEMSA”)	47.9% (1) (63.0% of the voting shares)	47.9% (1) (63.0% of the voting shares)	Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil, Argentina and Philippines (see Note 10). At December 31, 2015, The Coca-Cola Company (TCCC) indirectly owns 28.1% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 24.0% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”) and on the New York Stock Exchange, Inc (NYSE) in the form of American Depositary Shares (“ADS”) .

FEMSA Comercio, S.A. de C.V. and subsidiaries (“FEMSA Comercio – Retail Division”)	100%	100%	Small-box retail chain format operations in Mexico, Colombia and the United States, mainly under the trade name “OXXO”; drugstore operations in Chile and Colombia, mainly under the trademark “Cruz Verde” and Mexico under different brands such as Farmacon, YZA and Moderna.

FEMSA Comercio, S.A. de C.V. and subsidiaries (“FEMSA Comercio – Fuel Division”)	100%	—	Retail service stations for fuels, motor oils, lubricants and car care products under the trade name “OXXO GAS” with operations in Mexico.

CB Equity, LLP (“CB Equity”)	100%	100%	This Company holds Heineken N.V. and Heineken Holding N.V. shares, which represents in the aggregate a 20% economic interest in both entities (“Heineken Company”).

Other companies	100%	100%	Companies engaged in the production and distribution of coolers, commercial refrigeration equipment and plastic cases; as well as transportation logistics and maintenance services to FEMSA’s subsidiaries and to third parties.

(1)	The Company controls Coca-Cola FEMSA’s relevant activities.

Note 2. Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer Carlos Salazar Lomelín and Chief Financial and Corporate Officer Eduardo Padilla Silva on February 19, 2016. Those consolidated financial statements and notes were then approved by the Company’s Board of Directors on February 23, 2016 and by the Shareholders on March 8, 2016. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Financial and Corporate Officer on April 20, 2016, and subsequent events have been considered through that date (See Note 28).

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

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2015, the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2015 were converted into U.S. dollars at the exchange rate of 17.1950 Mexican pesos per U.S. dollar as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates as of that date. This arithmetic conversion should not be construed as representation that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate. As explained in Note 2.1 above, as of February 23, 2016 (the issuance date of these financial statements) such exchange rate was Ps. 18.2762 per U.S. dollar, a devaluation of 6.2% since December 31, 2015.

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

For each business combination, with respect to the non-controlling present ownership interests in the acquiree that entitle their holders to a proportionate share of net assets in liquidation, the Company elects whether to measure such interests at fair value or at the proportionate share of the acquiree’s identifiable net assets.

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

As mentioned in Note 10, Coca-Cola FEMSA accounts for its 51% investment at Coca-Cola FEMSA Philippines, Inc. (CCFPI) as a joint venture. This is based on the facts that Coca-Cola FEMSA and TCCC: (i) during the initial four-year period all decisions are taken jointly by Coca-Cola FEMSA and TCCC; and (ii) potential voting rights to acquire the remaining 49% of CCFPI are not probable to be executed in the foreseeable future due to the fact the call option was “out of the money” as of December 31, 2015 and 2014.

2.3.1.10 Venezuela exchange rates and consolidation

As is further explained in Note 3.3 below, the exchange rate used to account for foreign currency denominated monetary items arising in Venezuela, and also the exchange rate used to translate the financial statements of the Company’s Venezuelan subsidiary for group reporting purposes are both key sources of estimation uncertainty in preparing the accompanying consolidated financial statements.

As is also explained in Note 3.3 below, the Company believes that it currently controls its subsidiary operations in Venezuela but recognizes the challenging economic and political environment in Venezuela. Should the Company in the future conclude that it no longer controls such operations, its consolidated financial statements would change by material amounts as further explained below.

2.4 Changes in accounting policies

The Company has adopted the following amendments to IFRS, during 2015:

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 “Presentation of Financial Statements” clarify, rather than significantly change, existing IAS 1 requirements, such as:

•	The materiality requirements in IAS 1;

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated;

•	That entities have flexibility as to the order in which they present the notes to financial statements; and

•

That the share of OCI of associates and joint ventures accounted for using the equity method must be classified as either those items that will be subsequently reclassified to profit or loss and those that will not, and be presented as a single line item within each of those categories.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company adopted these amendments and the only impact on the Company´s consolidated financial statements was presentation and disclosure.

Note 3. Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements of income and comprehensive income from the date the Company gains control until the date the Company ceases to control the subsidiary.

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

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts that differ from amounts previously recognized are recognized in consolidated net income of the Company.

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

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete, and discloses that its allocation is preliminary in nature. Those provisional amounts are adjusted retrospectively during the measurement period (not greater than 12 months), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

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

Foreign exchange differences on monetary items are recognized in profit or loss. Their classification in the income statement depends on their nature. Differences arising from fluctuations related to operating activities are presented in the “other expenses” line (see Note 19) while fluctuations related to non-operating activities such as financing activities are presented as part of “foreign exchange gain (loss)” line in the income statement.

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

		Exchange Rates of Local Currencies Translated to Mexican Pesos
Country or Zone	Functional / Recording Currency	Average Exchange Rate for						Exchange Rate as of
		2015		2014		2013		December 31, 2015		December 31, 2014
Guatemala	Quetzal	2.07		1.72		1.62		2.25		1.94
Costa Rica	Colon	0.03		0.02		0.03		0.03		0.03
Panama	U.S. dollar	15.85		13.30		12.77		17.21		14.72
Colombia	Colombian peso	0.01		0.01		0.01		0.01		0.01
Nicaragua	Cordoba	0.58		0.51		0.52		0.62		0.55
Argentina b)	Argentine peso	1.71		1.64		2.34		1.32		1.72
Venezuela a)	Bolivar	a	)	a	)	a	)	a	)	a	)
Brazil	Reai	4.81		5.66		5.94		4.41		5.54
Chile	Chilean peso	0.02		0.02		0.03		0.02		0.02
Euro Zone	Euro (€)	17.60		17.66		16.95		18.94		17.93
Philippines	Philippine peso	0.35		0.30		0.30		0.36		0.33

a)	Venezuela

The Company has operated under exchange controls in Venezuela since 2003, which limit its ability to remit dividends abroad or make payments other than in local currency and that may increase the real price paid for raw materials and services purchased in local currency. Cash balances of the Company’s Venezuela subsidiary which are not available for use at the time the Company prepares its consolidated financial statements are disclosed in Note 5.

The exchange rate used by the Company for its Venezuela operations depends on the type of the transaction as explained below.

As of December 31, 2015 and 2014, the companies in Venezuela were able to convert bolivars to U.S. dollars at one of the following legal exchange rates:

i)	The official exchange rate. Used for transactions involving what the Venezuelan government considers to be “essential goods and services”. Certain of Coca-Cola FEMSA concentrate purchases from The Coca-Cola Company and other strategic suppliers qualify for such treatment. As of December 31, 2015 and 2014, the official exchange rate was 6.30 bolivars per U.S. dollar.

ii)	SICAD. Used for certain transactions, including payment of services and payments related to foreign investments in Venezuela, determined by the state-run system known as Sistema Complementario de Administración de Divisas or SICAD exchange rate. The SICAD determined this alternative exchange rate based on limited periodic sales of U.S. dollars through auctions. As of December 31, 2015 the SICAD exchange rate was 13.50 bolivars per U.S. dollar(1.27 mexican peso per bolivar) and as of December 31, 2014 the SICAD exchange rate was 12.00 bolivars per U.S. dollar (1.23 mexican peso per bolivar).

iii)

SICAD II. The Venezuelan government enacted a new law in 2014 that authorized an additional method of exchanging Venezuelan bolivars to U.S. dollars. During 2014 and part of 2015 SICAD-II was used for certain types of transactions not covered by the official exchange rate or the SICAD exchange rate. The SICAD-II exchange rate as of December 31, 2014 was 49.99 bolivars per U.S. dollar (0.29 mexican peso per bolivar). In February 2015, this exchange rate was eliminated.

iv)	SIMADI. In February 2015, the Venezuelan government enacted a new market-based exchange rate determined by the system known as the Sistema Marginal de Divisas, or SIMADI. The SIMADI determines the exchange rates based on supply and demand of U.S. dollars. The SIMADI exchange rate as of December 31, 2015 was 198.70 bolivars per U.S. dollar (0.09 mexican peso per bolivar).

The Company’s recognition of its Venezuelan operations involves a two-step accounting process in order to translate into bolivars all transactions in a different currency than bolivars and then to translate them to Mexican Pesos.

Step-one.- Transactions are first recorded in the stand-alone accounts of the Venezuelan subsidiary in its functional currency, which are bolivars. Any non-bolivar denominated monetary assets or liabilities are translated into bolivars at each balance sheet date using the exchange rate at which the Company expects them to be settled, with the corresponding effect of such translation being recorded in the income statement.

As of December 31, 2014, Coca-Cola FEMSA had U.S. $449 million in monetary liabilities recorded using the official exchange rate, as Coca-Cola FEMSA believes that such items qualify as essential goods and services as explained above. As of December 31, 2015, Coca-Cola FEMSA had U.S. $418.5 million in monetary liabilities recorded using the official exchange rate and U.S. $138.7 recorded at SICAD.

Coca-Cola FEMSA believes that these payables for imports of essential goods should continue to qualify for settlement at the official exchange rate they were recorded, but also recognizes the current illiquidity of the U.S. dollar market in Venezuela. If there is a change in the official exchange rate used in the future, or should Coca-Cola FEMSA determine these amounts no longer qualify, the Coca-Cola FEMSA might need to will recognize a portion of such impact of this change in the income statement.

Step-two.- In order to integrate the results of the Venezuelan operations into the consolidated figures of Coca-Cola FEMSA, such Venezuelan results are translated from Venezuelan bolivars into Mexican pesos. During 2015, Coca-Cola FEMSA used SIMADI exchange rate based on the expectations that this would have been the exchange rate to what dividends will be settled. During 2014, the Company decided to use the SICAD II exchange rate to better reflect the economic conditions in Venezuela at the time. Prior to 2014, the Company used the official exchange rate (6.30 bolivars per U.S. dollar).

b)	Argentina

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

On the disposal of a foreign operation (i.e., a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a joint venture that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in other comprehensive income in respect of that operation attributable to the owners of the Company are recognized in the consolidated income statement. The Company continues to monitor all of its foreign operations, but most notably its Venezuela operations for the reasons explained herein. Over the past few years, the Company has accumulated significant amounts of accumulated other comprehensive loss (approximating Ps. 15,536 million) related to such Venezuela operations. To the extent that economic and or operational conditions were to worsen in the future resulting in a conclusion that the Company no longer controls such operations, such would involve both deconsolidation and an income statement charge for accumulated amounts. There can be no assurances that such might not happen in the future.

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

The Company restates the financial information of subsidiaries that operate in a hyperinflationary economic environment (Venezuela) using the consumer price index of that country. The Venezuelan economy’s cumulative inflation rate for the period 2013-2015, 2012-2014 and 2011-2013 was 562.9%, 210.2% and 139.3%; respectively.

During 2014, the International Monetary Fund (IMF) issued a declaration of censure and called on Argentina to adopt remedial measures to address the quality of its official inflation data. The IMF noted that alternative data sources have shown considerably higher inflation rates than the official data since 2008. Consumer price data reported by Argentina from January 2014 onwards reflect the new national Consumer Price Index (CPI) which means Indice de Precios al Consumidor Nacional Urbano (IPCNu), which differs substantively from the preceding CPI. Because of the differences in geographical coverage, weights, sampling, and methodology, the IPCNu data cannot be directly compared to the earlier CPI-GBA data.

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

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2015, 2014 and 2013 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements is Ps. 53, Ps. 47 and Ps. 127, respectively.

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

No impairment was recognized for the years ended December 31, 2015, 2014 and 2013.

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

3.7.1 Hedge accounting

The Company designates certain hedging instruments, which include derivatives to cover foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

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

For items which had been accounted for as fair value hedges, and subsequently accounted for as a cash flow hedge and now carried at amortized cost, the adjustment to carrying value to its principal amount is amortized through profit or loss over the remaining term of the hedge using the EIR method. EIR amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

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

Inventories represent the acquisition or production cost which is incurred when purchasing or producing a product, and are based on the weighted average cost formula. The operating segments of the Company use inventory costing methodologies to value their inventories, such as the weighted average cost method in Coca-Cola FEMSA and retail method in FEMSA Comercio – Retail Division and FEMSA Comercio – Fuel Division.

Cost of goods sold is based on average cost of the inventories at the time of sale.

Cost of goods sold in Coca-Cola FEMSA includes expenses related to the purchase of raw materials used in the production process, as well as labor costs (wages and other benefits), depreciation of production facilities, equipment and other costs, including fuel, electricity, equipment maintenanceand inspection.

Cost of goods sold in FEMSA Comercio – Retail Division includes expenses related to the purchase of goods and services used in the sale process of the Company´s products.

Cost of goods sold in FEMSA Comercio – Fuel Division includes expenses related to the purchase of gasoline, diesel and all engine lubricants used in the sale process of the Company.

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

Coca-Cola FEMSA has agreements with customers for the right to sell and promote Coca-Cola FEMSA’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. During the years ended December 31, 2015, 2014 and 2013, such amortization aggregated to Ps. 317, Ps. 338 and Ps. 696, respectively.

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

When the Company’s share of losses exceeds the carrying amount of the associate, including any long-term investments, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has a legal or constructive obligation to pay the associate or has to make payments on behalf of the associate.

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

Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in the joint ventures as an investment and accounts for that investment using the equity method, as described in Note 3.11.1. As of December 31, 2015 and 2014 the Company does not have an interest in joint operations.

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

3.12 Property, plant and equipment

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction, and are presented net of accumulated depreciation and/or accumulated impairment losses, if any. The borrowing costs related to the acquisition or construction of qualifying asset is capitalized as part of the cost of that asset, if material.

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

Returnable and non-returnable bottles:

Coca-Cola FEMSA has two types of bottles: returnable and non-returnable.

•	Non returnable: Are recorded in consolidated net income at the time of the sale of the product.

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

There are two types of returnable bottles:

•	Those that are in Coca-Cola FEMSA’s control within its facilities, plants and distribution centers; and

•	Those that have been placed in the hands of customers, and still belong to Coca-Cola FEMSA.

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

As of December 31, 2015, Coca-Cola FEMSA had nine bottler agreements in Mexico: (i) the agreements for the Valley of Mexico territory, which are up for renewal in May 2016 and June 2023, (ii) the agreement for the Southeast territory, which is up for renewal in June 2023, (iii) three agreements for the Central territory, which are up for renewal in May 2016, July 2016 and May 2025, (iv) the agreement for the Northeast territory, which is up for renewal in May 2016, and (v) two agreements for the Bajio territory, which are up for renewal in May 2016 and May 2025.

As of December 31, 2015, Coca-Cola FEMSA had four bottler agreements in Brazil, which are up for renewal in October 2017 (two agreements) and April 2024 (two agreements); and one bottler agreement in each of Argentina, which is up for renewal in September 2024; Colombia, which is up for renewal in June 2024; Venezuela, which is up for renewal in August 2016; Guatemala, which is up for renewal in March 2025; Costa Rica, which is up for renewal in September 2017; Nicaragua, which is up for renewal in May 2016 and Panama, which is up for renewal in November 2024.

The bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent the Company from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on the Company´s business, financial conditions, results from operations and prospects.

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

For the year ended December 31, 2015 and 2014, the Company recognized impairment of Ps. 134 and Ps. 145, respectively (see Note 19). No impairment was recognized for the year ended December 31, 2013.

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

For all financial instruments measured at amortized cost and interest bearing financial assets classified as held to maturity, interest income is recorded using the effective interest rate (“EIR”), which is the rate that exactly discounts the estimated future cash or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. The related interest income is included in the consolidated income statements.

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

Selling expenses include:

•

Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, write off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2015, 2014 and 2013, these distribution costs amounted to Ps. 20,205, Ps. 19,236 and Ps. 17,971, respectively;

•	Sales: labor costs (salaries and other benefits, including PTU) and sales commissions paid to sales personnel; and

•	Marketing: promotional expenses and advertising costs.

PTU is paid by the Company’s Mexican subsidiaries to its eligible employees. In Mexico, employee profit sharing is computed at the rate of 10% of the individual company taxable income, except for considering cumulative dividends received from resident legal persons in Mexico, depreciation of historical rather tax restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. As of January 1, 2014, PTU in Mexico will be calculated from the same taxable income for income tax, except for the following: a) neither tax losses from prior years nor the PTU paid during the year are deductible; and b) payments exempt from taxes for the employees are fully deductible in the PTU computation.

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

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

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

Deferred tax relating to items recognized in the other comprehensive income are recognized in correlation to the underlying transaction in OCI.

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

In Mexico, the income tax rate is 30% for 2013, 2014 and 2015, and as result of Mexican Tax Reform for 2014, it will remain at 30% for the following years (see Note 24).

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

Note 4. Mergers and Acquisitions

4.1 Mergers and acquisitions

The Company has had certain mergers and acquisitions for the years 2015, 2014 and 2013; which were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated income statements and the consolidated statements of financial position in the years of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the years ended December 31, 2015 and 2013 show the cash outflow for the merged and acquired operations net of the cash acquired related to those mergers and acquisitions. For the year ended December 31, 2014, the Company did not have any acquisitions or mergers.

While the acquired companies disclosed below, from Note 4.1.2 to Note 4.1.4, represent bottlers of Coca-Cola trademarked beverages, such entities were not under common ownership control prior to their acquisition.

4.1.1 Acquisition of Grupo Socofar

On September 30, 2015, FEMSA Comercio – Retail Division completed the acquisition of 60% of Grupo Socofar. Grupo Socofar is an operator of pharmacies in South America which operated, directly and through franchises, 643 pharmacies and 154 beauty supply stores in Chile, and over 150 pharmacies in Colombia. Grupo Socofar was acquired for Ps. 7,685 in an all cash transaction. Transaction related costs of Ps. 116 were expensed by FEMSA Comercio – Retail Division as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Socofar was included in operating results from the closing in September 2015.

FEMSA Comercio – Retail Division is currently in the process of allocating to all assets acquired and liabilities assumed in the acquisition the consideration transferred as the sum of the acquisition-date fair values of the net assets acquired because it is conducting a detailed review process. FEMSA Comercio – Retail Division expects to finish the allocation during the following year but before the measurement period allowed by IFRS; preliminary estimate of fair value of Socofar´s net assets acquired is as follows.

	2015
Total current assets (including cash acquired of Ps. 795)	Ps.	10,499
Total non-current assets		3,875

Total assets		14,374

Total liabilities		(11,555)

Net assets acquired		2,819

Goodwill		5,994

Non-controlling interest (1)		(1,128)

Total consideration transferred	Ps.	7,685

(1)	Measured at the proportionate share of the acquiree’s identificable net assets.

FEMSA Comercio – Retail Division expects to recover the amount recorded as goodwill through synergies related to the implementation of successful practices from its existing Mexican operations such as speed and quality in execution of the customer’s value proposition and growth. Goodwill has been allocated to FEMSA Comercio’s Pharma & Beauty cash generating unit.

Selected income statement information of Socofar for the period from the acquisition date through December 31, 2015 is as follows:

Income Statement	2015
Total revenues	Ps.	7,583
Income before income taxes		394
Net income	Ps.	354

FEMSA Comercio entered into option transactions regarding the remaining 40% non-controlling interest not held by FEMSA Comercio. The former controlling shareholders of Socofar may be able to put some or all of that interest to FEMSA Comercio beginning (i) 42-months after the initial acquisition, upon the occurrence of certain events and (ii) 60 months after the initial acquisition. In any event, FEMSA Comercio can call the remaining 40% non-controlling interest beginning on the seventh anniversary of the initial acquisition date. Both of these options would be exercisable at the then fair value of the interest and shall remain indefinitely. Given that these options are exercisable at the then fair value on exercise date, their value is not significant at the acquisition date and at December 31, 2015.

4.1.2 Acquisition of Grupo Spaipa

On October 29, 2013, Coca-Cola FEMSA through its Brazilian subsidiary Spal Industria Brasileira de Bebidas, S.A. completed the acquisition of 100% of Grupo Spaipa and three holding companies (collectively “Spaipa”) and was acquired for Ps. 26,856 in an all cash transaction. Spaipa was a bottler of Coca-Cola trademark products which operated mainly in Sao Paulo and Paraná, Brazil. This acquisition was made to reinforce Coca-Cola FEMSA’s leadership position in Brazil. Transaction related costs of Ps. 8 were expensed by the Company as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Spaipa was included in operating results from November 2013.

The fair value of Spaipa’s net assets acquired is as follows:

Total current assets (including cash acquired of Ps. 3,800)	Ps.	5,918
Total non-current assets		5,090
Distribution rights		11,872

Total assets		22,880

Total liabilities		(6,807)

Net assets acquired		16,073

Goodwill		10,783

Total consideration transferred	Ps.	26,856

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

4.1.3 Acquisition of Companhia Fluminense de Refrigerantes

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

The fair value of Companhia Fluminense’s net assets acquired is as follows:

Total current assets (including cash acquired of Ps. 9)	Ps.	515
Total non-current assets		1,721
Distribution rights		2,077

Total assets		4,313

Total liabilities		(1,963)

Net assets acquired		2,350

Goodwill		2,307

Total consideration transferred	Ps.	4,657

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

4.1.4 Merger with Grupo YOLI

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

4.1.5 Other acquisitions

During 2015, other cash payments, related to the Company’s smaller acquisitions which in the aggregate amounted to Ps. 5,892. These payments were primarily related to the following: acquisition of 100% Farmacias Farmacon, a regional drugstore operator in the western Mexican states of Sinaloa, Sonora, Baja California and Baja California Sur with headquarters in the city of Culiacan, Sinaloa, at the acquisition date Farmacias Farmacon operated 215 stores; merger of 100% of PEMEX franchises in which FEMSA Comercio – Fuel Division has been providing operation services for gasoline service stations through agreements with third parties, using the commercial brand name “OXXO GAS”, at the acquisition date there were 227 OXXO GAS stations; acquisition of 100% of “Zimag”, supplier of logistics services in Mexico, with experience in warehousing, distribution and value added services over twelve cities in Mexico mainly in Mexico City, Monterrey, Guanajuato, Chihuahua, Merida and Tijuana; acquisition of 100% of Atlas Transportes e Logistica, supplier of logistics services in Brazil, with experience in the service industry breakbulk logistics with a network of 49 operative centers and over 1,200 freight units through all regions in Brazil. Transactions related costs in the aggregate amounted of Ps. 39 were expensed as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements.

The preliminary estimation of fair value about these net assets acquired in the aggregate is as follows:

	2015
Total current assets (including cash acquired of Ps. 71)	Ps.	1,411
Total non-current assets		859

Total assets		2,270

Total liabilities		(1,753)

Net assets acquired		517

Goodwill		5,375

Total consideration transferred	Ps.	5,892

FEMSA Comercio – Retail Division and the logistic services business expect to recover the amount recorded as goodwill through synergies related to the ability to apply the operational processes of these business units. Farmacias Farmacon goodwill have been allocated to FEMSA Comercio’s Pharma & Beauty cash generating unit and merger of PEMEX franchises goodwill have been allocated to FEMSA Comercio – Fuel Division cash generating unit in Mexico. Zimag and Atlas Transportes e Logistica goodwill has been allocated to FEMSA Logistic Services business’s cash generating unit in Mexico and Brazil, respectively.

Selected income statement information of these acquisitions for the period from the acquisition date through December 31, 2015 is as follows:

Income Statement	2015
Total revenues	Ps.	20,262
Income before income taxes		176
Net income	Ps.	120

During 2013, other cash payments, net of cash acquired, related to the Company’s smaller acquisitions amounted to Ps. 3,021. These payments were primarily related to the following: acquisition of Expresso Jundiaí, supplier of logistics services in Brazil, with experience in the service industry breakbulk logistics, warehousing and value added services. Expresso Jundiaí operated a network of 42 operating bases as of the date of the agreement, and has presence in six states in South and Southeast Brazil; acquisition of 80% of Doña Tota, brand leader in quick service restaurants in Notheast Mexico, originated in the state of Tamaulipas, Mexico, which operated 204 restaurants in Mexico and 11 in the state of Texas, United States, as of the date of the agreement. This transaction resulted in the acquistion of assets and rights for the production, processing, marketing and distribution of its fast food products, which was treated as business combination according to IFRS 3 “Business Combinations;” acquisition of Farmacias Moderna, leading pharmacy in the state of Sinaloa, Mexico which operated 100 stores in Mazatlan, Sinaloa as of the date of the agreement; and acquisition of 75% of Farmacias YZA, a leading pharmacy in Southeast Mexico, in the state of Yucatan, which operated 330 stores, as of the date of the agreement.

Unaudited Pro Forma Financial Data

The following unaudited consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisition of Grupo Socofar, Farmacias Farmacon, Zimag, Atlas Transportes e Logística and merger of PEMEX franchises, mentioned in the preceding paragraphs as if they occurred on January 1, 2015; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired companies. Unaudited pro forma financial data for all acquisitions and merger included, are as follow.

	Unaudited pro forma financial information for the year ended December 31, 2015
Total revenues	Ps.	340,600
Income before income taxes and share of the profit of associates and joint ventures accounting for using the equity method		27,485
Net income		25,004

Basic net controlling interest income per share Series “B”	Ps.	0.97
Basic net controlling interest income per share Series “D”		1.21

Below are pro forma 2013 results as if Spaipa, Companhia Fluminense and Grupo Yoli were acquired on January 1, 2013:

	Unaudited pro forma financial information for the –year ended December 31, 2013
Total revenues	Ps.	270,705
Income before income taxes and share of the profit of associates and joint ventures accounting for using the equity method		23,814
Net income		20,730

Basic net controlling interest income per share Series “B”	Ps.	0.76
Basic net controlling interest income per share Series “D”		0.95

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

	December 31, 2015		December 31, 2014
Cash and bank balances	Ps.	12,530	Ps.	12,654
Cash equivalents (see Note 3.5)		16,866		22,843

	Ps.	29,396	Ps.	35,497

As explained in Note 3.3 above, the Company operates in Venezuela, which has a certain level of exchange control restrictions, which might prevent cash and cash equivalent balances from being available for use elsewhere in the group. At December 31, 2015 and 2014, cash and cash equivalent balances of the Company’s Venezuela subsidiaries were Ps. 1,267 and Ps. 1,954, respectively.

Note 6. Investments

As of December 31, 2015 and 2014 investments are classified as held-to maturity, the carrying value of the investments is similar to their fair value. The following is a detail of held-to maturity investments:

	2015		2014
Held-to Maturity (1)
Bank Deposits
Acquisition cost	Ps.	19	Ps.	143
Accrued interest		—		1

Amortized cost	Ps.	19	Ps.	144

	Ps.	19	Ps.	144

(1)	Denominated in euros at a fixed interest rate. Investments as of December 31, 2015 mature during 2016.

For the years ended December 31, 2015, 2014 and 2013, the effect of the investments in the consolidated income statements under the interest income item is Ps. 1, Ps. 3 and Ps. 3, respectively.

Note 7. Accounts Receivable, Net

	December 31, 2015		December 31, 2014
Trade receivables	Ps.	14,696	Ps.	9,312
Allowance for doubtful accounts		(849)		(456)
The Coca-Cola Company (see Note 14)		1,559		1,584
Loans to employees		151		241
Other related parties (see Note 14)		243		273
Heineken Company (see Note 14)		754		811
Others		1,458		2,077

	Ps.	18,012	Ps.	13,842

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

The carrying value of accounts receivable approximates its fair value as of December 31, 2015 and 2014.

Aging of past due but not impaired (days outstanding)

	December 31, 2015		December 31, 2014
60-90 days	Ps.	178	Ps.	65
90-120 days		161		24
120+ days		588		182

Total	Ps.	927	Ps.	271

7.2 Changes in the allowance for doubtful accounts

	2015		2014		2013
Opening balance	Ps.	456	Ps.	489	Ps.	413
Allowance for the year		167		94		154
Charges and write-offs of uncollectible accounts		(99)		(90)		(34)
Effects of changes in foreign exchange rates		325		(37)		(44)

Ending balance	Ps.	849	Ps.	456	Ps.	489

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and unrelated.

Aging of impaired trade receivables (days outstanding)

	December 31, 2015		December 31, 2014
60-90 days	Ps.	4	Ps.	13
90-120 days		13		10
120+ days		832		433

Total	Ps.	849	Ps.	456

7.3 Payments from The Coca-Cola Company

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Coca-Cola FEMSA’s refrigeration equipment and returnable bottles investment program. Contributions received by Coca-Cola FEMSA for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the investment in refrigeration equipment and returnable bottles items. For the years ended December 31, 2015, 2014 and 2013 contributions received were Ps. 3,749, Ps. 4,118 and Ps. 4,206, respectively.

Note 8. Inventories

	December 31, 2015		December 31, 2014
Finished products	Ps.	17,631	Ps.	10,989
Raw materials		3,629		3,493
Spare parts		1,661		1,353
Work in process		108		279
Inventories in transit		1,534		929
Other		117		171

	Ps.	24,680	Ps.	17,214

For the years ended at 2015, 2014 and 2013, the Company recognized write-downs of its inventories for Ps. 1,290, Ps. 1,028 and Ps. 1,322 to net realizable value, respectively.

For the years ended at 2015, 2014 and 2013, changes in inventories are comprised as follows and included in the consolidated income statement under the cost of goods sold caption:

	2015		2014		2013
Changes in inventories of finished goods and work in progress	Ps.	132,835	Ps.	92,390	Ps.	76,163
Raw materials and consumables used		53,514		55,038		49,740

Total	Ps.	186,349	Ps.	147,428	Ps.	125,903

Note 9. Other Current Assets and Other Current Financial Assets

9.1 Other current assets

	December 31, 2015		December 31, 2014
Prepaid expenses	Ps.	3,363	Ps.	1,375
Agreements with customers		168		161
Short-term licenses		86		68
Other		37		184

	Ps.	3,654	Ps.	1,788

Prepaid expenses as of December 31, 2015 and 2014 are as follows:

	December 31, 2015		December 31, 2014
Advances for inventories	Ps.	2,291	Ps.	380
Advertising and promotional expenses paid in advance		58		156
Advances to service suppliers		601		517
Prepaid leases		115		80
Prepaid insurance		58		29
Others		240		213

	Ps.	3,363	Ps.	1,375

Advertising and promotional expenses paid in advance recorded in the consolidated income statement for the years ended December 31, 2015, 2014 and 2013 amounted to Ps. 4,613, Ps. 4,460 and Ps. 6,232, respectively.

9.2 Other current financial assets

	December 31, 2015		December 31, 2014
Restricted cash	Ps.	704	Ps.	1,213
Derivative financial instruments (see Note 20)		523		384
Short term note receivable (1)		1,191		1,000

	Ps.	2,418	Ps.	2,597

(1)	The carrying value approximates its fair value as of December 31, 2015 and 2014.

The Company has pledged part of its short-term deposits in order to fulfill the collateral requirements for the accounts payable in different currencies. As of December 31, 2015 and 2014, the fair value of the short-term deposit pledged were:

	December 31, 2015		December 31, 2014
Venezuelan bolivars	Ps.	344	Ps.	550
Brazilian reais		360		640
Colombian pesos		—		23

	Ps.	704	Ps.	1,213

Note 10. Investments in Associates and Joint Ventures

Details of the Company’s associates and joint ventures accounted for under the equity method at the end of the reporting period are as follows:

Ownership Percentage					Carrying Amount
Investee	Principal Activity	Place of Incorporation	December 31, 2015	December 31, 2014	December 31, 2015		December 31, 2014
Heineken Company (1) (2)	Beverages	The Netherlands	20.0%	20.0%	Ps.	92,694	Ps.	83,710
Coca-Cola FEMSA:
Joint ventures:
Grupo Panameño de Bebidas	Beverages	Panama	50.0%	50.0%		1,573		1,740
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%		161		190
Estancia Hidromineral Itabirito, L.T.D.A	Bottling and distribution	Brazil	50.0%	50.0%		160		164
Coca-Cola FEMSA Philippines, Inc. (“CCFPI”)	Bottling	Philippines	51.0%	51.0%		9,996		9,021
Fountain Agua Mineral, L.T.D.A	Beverages	Brazil	50.0%	50.0%		491		573
Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”)	Sugar production	Mexico	36.3%	36.3%		2,187		2,082
Industria Envasadora de Queretaro, S.A. de C.V. (“IEQSA”)	Canned bottling	Mexico	26.5%	32.8%		172		194
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”)	Recycling	Mexico	35.0%	35.0%		100		98
Jugos del Valle, S.A.P.I. de C.V.	Beverages	Mexico	26.3%	26.3%		1,531		1,470
KSP Partiçipações, L.T.D.A.	Beverages	Brazil	38.7%	38.7%		80		91
Leao Alimentos e Bebidas, L.T.D.A.	Beverages	Brazil	24.4%	24.4%		1,363		1,670
Other investments in Coca-Cola FEMSA’s companies	Various	Various	Various	Various		60		33
FEMSA Comercio:
Café del Pacifico, S.A.P.I. de C.V. (Caffenio) (1)	Coffee	Mexico	40.0%	40.0%		467		467
Other investments (1) (3)	Various	Various	Various	Various		696		656

					Ps.	111,731	Ps.	102,159

(1)	Associate.

(2)	As of December 31, 2015, comprised of 12.53% of Heineken, N.V. and 14.94% of Heineken Holding, N.V., which represents an economic interest of 20% in Heineken. The Company has significant influence, mainly, due to the fact that it participates in the Board of Directors of Heineken Holding, N.V. and the Supervisory Board of Heineken N.V.; and for the material transactions between the Company and Heineken Company.
(3)	Joint ventures.

During 2015, Coca-Cola FEMSA received dividends from Industria Envasadora de Queretaro, S.A. de C.V., in the amount of Ps. 13 and subsequently sold shares for an amount of Ps. 22.

During 2015, Coca-Cola FEMSA made capital contributions to Compañía Panameña de Bebidas, S.A.P.I. de C.V. in the amount of Ps. 7.

During 2015, Coca-Cola FEMSA made capital contributions to Leao Alimentos e Bebidas, L.T.D.A. in the amount of Ps. 71.

During 2014, Coca-Cola FEMSA converted its account receivable from Compañía Panameña de Bebidas, S.A.P.I. de C.V. in the amount of Ps. 814 into an additional capital contribution in the investee.

During 2014, Coca-Cola FEMSA made capital contributions to Jugos del Valle, S.A.P.I. de C.V. in the amount of Ps. 25.

During 2014, Coca-Cola FEMSA received dividends from Jugos del Valle, S.A.P.I. de C.V., Estancia Hidromineral Itabirito, L.T.D.A., and Fountain Agual Mineral L.T.D.A., in the amount of Ps. 48, Ps. 50 and Ps. 50, respectively.

On January 25, 2013, Coca-Cola FEMSA closed the acquisition of 51% of CCFPI for an amount of $688.5 U.S. dollars (Ps. 8,904) in an all-cash transaction. As part of the agreement, Coca-Cola FEMSA obtained a call option to acquire the remaining 49% of CCFPI at any time during the seven years following the closing. Coca-Cola FEMSA also has a put option to sell its 51% ownership to The Coca-Cola Company at any time from the fifth anniversary of the date of acquisition until the sixth anniversary, at a price which is based in part on the fair value of CCFPI at the date of acquisition (see Note 20.7).

As mentioned in Note 4, on May 24, 2013, Coca-Cola FEMSA completed the acquisition of 100% of Grupo Yoli. As part of these acquisition, Coca-Cola FEMSA increased its equity interest to 36.3% in Promotora Industrial Azucarera, S.A de C.V. Coca-Cola FEMSA has recorded the incremental interest acquired at its estimated fair value.

Although Coca-Cola FEMSA currently owns 51% of CCFPI, when considering (i) the terms of the shareholders’ agreements (specifically the fact that during the initial four year period the joint approval of both Coca-Cola FEMSA and TCCC is required to approve CCFPI´s annual business plan, which is the key documents pursuant to which CCFPI´s business is operated and any other matters); and (ii) potential voting rights to acquire the remaining 49% of CCFPI are not probable to be executed in the foreseeable future and the fact that the call option remains “out of the money”, the Company has concluded that Coca-Cola FEMSA did not control CCFPI during any of the periods presented in the consolidated financial statements and consequently the Company has accounted for this investment as joint venture using the equity method.

On April 30, 2010, the Company acquired an economic interest of 20% of Heineken Group. Heineken’s main activities are the production, distribution and marketing of beer worldwide. The Company recognized an equity income of Ps. 5,879, Ps. 5,244 and Ps. 4,587, net of taxes regarding its interest in Heineken for the years ended December 31, 2015, 2014 and 2013, respectively. The Company’s equity method in the net income attributable to equity holders of Heineken exclusive of amortization of adjustments amounted to Ps. 6,567 (€. 378 million), Ps. 5,362 (€. 303 million), and Ps. 4,680 (€. 273 million), for the years ended December 31, 2015, 2014 and 2013, respectively.

Summarized financial information in respect of the associate Heineken accounted for under the equity method is set out below.

	December 31, 2015				December 31, 2014
	Million of				Million of
	Peso		Euro		Peso		Euro
Total current assets	Ps.	111,997	€.	5,914	Ps.	109,101	€.	6,086
Total non-current assets		602,217		31,800		515,282		28,744
Total current liabilities		161,273		8,516		152,950		8,532
Total non-current liabilities		267,551		14,128		230,285		12,846
Total equity		285,390		15,070		241,148		13,452
Equity attributable to equity holders of Heineken		256,323		13,535		222,453		12,409
Total revenue and other income	Ps.	363,191	€.	20,922	Ps.	342,313	€.	19,350
Total cost and expenses		309,812		17,847		293,134		16,570
Net income	Ps.	37,166	€.	2,141	Ps.	30,216	€.	1,708
Net income attributable to equity holders of the company		32,844		1,892		26,819		1,516
Other comprehensive income		4,809		277		4,210		238
Total comprehensive income	Ps.	41,975	€.	2,418	Ps.	34,426	€.	1,946
Total comprehensive income attributable to equity holders of the company		37,323		2,150		29,826		1,686

Reconciliation from the equity of the associate Heineken to the investment of the Company.

	December 31, 2015				December 31, 2014
	Million of				Million of
	Peso		Euro		Peso		Euro
Equity attributable to equity holders of Heineken	Ps.	256,323	€.	13,535	Ps.	222,453	€.	12,409
Economic ownership percentage		20%		20%		20%		20%

Investment in Heineken Company exclusive of goodwill and others adjustments	Ps.	51,265	€.	2,707	Ps.	44,491	€.	2,482
Effects of fair value determined by Purchase Price Allocation		18,704		988		17,707		988
Goodwill		22,725		1,200		21,512		1,200

Investment in Heineken Company	Ps.	92,694	€.	4,895	Ps.	83,710	€.	4,670

As of December 31, 2015 and 2014 fair value of Company’s investment in Heineken N.V. Holding and Heineken N.V. represented by shares equivalent to 20% of its outstanding shares amounted to Ps. 165,517 (€. 8,740 million) and Ps. 116,327 (€. 6,489 million) based on quoted market prices of those dates. As of April 15, 2016, fair value amounted to €. 8,935 million.

During the years ended December 31, 2015, 2014 and 2013, the Company received dividends distributions from Heineken, amounting to Ps. 2,343, Ps. 1,795 and Ps. 1,752, respectively.

As of December 31, 2015, 2014 and 2013 the total net income corresponding to the inmaterial associates of Coca-Cola FEMSA was Ps. 185, Ps. 195 and Ps. 138, respectively.

As of December 31, 2015, 2014 and 2013 the total net (loss) income corresponding to the inmaterial joint ventures of Coca-Cola FEMSA was Ps. (30), Ps. (320) and Ps. 151, respectively.

The Company’s share of other comprehensive income from equity investees, net of taxes for the year ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014		2013
Items that may be reclassified to consolidated net income:
Valuation of the effective portion of derivative financial instruments	Ps.	213	Ps.	(257)	Ps.	(91)
Exchange differences on translating foreign operations		69		1,579		(3,029)

Total	Ps.	282	Ps.	1,322	Ps.	(3,120)

Items that may not be reclassified to consolidated net income in subsequent periods:
Remeasurements of the net defined benefit liability	Ps.	169	Ps.	(881)	Ps.	491

Note 11. Property, Plant and Equipment, Net

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2013	Ps.	5,769	Ps.	14,377	Ps.	45,082	Ps.	11,991	Ps.	5,814	Ps.	5,357	Ps.	9,618	Ps.	754	Ps.	98,762
Additions		433		167		4,648		1,107		1,435		8,238		11		341		16,380
Additions from business combinations		536		2,278		2,814		428		96		614		36		264		7,066
Transfer of completed projects in progress		389		1,158		992		1,144		785		(6,296)		1,828		—		—
Transfer to/(from) assets classified as held for sale		—		—		(216)		—		—		—		—		—		(216)
Disposals		(11)		(291)		(2,049)		(749)		(324)		(748)		(697)		(15)		(4,884)
Effects of changes in foreign exchange rates		(250)		(1,336)		(3,678)		(1,135)		(466)		(291)		(103)		(55)		(7,314)
Changes in value on the recognition of inflation effects		228		1,191		2,252		603		46		165		—		277		4,762
Capitalization of borrowing costs		—		—		32		—		—		—		—		—		32

Cost as of December 31, 2013	Ps.	7,094	Ps.	17,544	Ps.	49,877	Ps.	13,389	Ps.	7,386	Ps.	7,039	Ps.	10,693	Ps.	1,566	Ps.	114,588

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2014	Ps.	7,094	Ps.	17,544	Ps.	49,877	Ps.	13,389	Ps.	7,386	Ps.	7,039	Ps.	10,693	Ps.	1,566	Ps.	114,588
Additions		803		54		4,156		32		398		11,209		99		234		16,985
Changes in fair value of past acquisitions		(115)		(610)		891		(57)		—		(68)		99		(253)		(113)
Transfer of completed projects in progress		—		1,717		2,823		1,523		1,994		(10,050)		1,990		3		—
Transfer to/(from) assets classified as held for sale		—		—		(134)		—		—		—		—		—		(134)
Disposals		(17)		(144)		(2,243)		(632)		(60)		(5)		(587)		(79)		(3,767)
Effects of changes in foreign exchange rates		(664)		(3,125)		(5,415)		(1,975)		(323)		(545)		(44)		(506)		(12,597)
Changes in value on the recognition of inflation effects		110		355		531		186		7		29		—		110		1,328
Capitalization of borrowing costs		—		—		33		—		—		263		—		—		296

Cost as of December 31, 2014	Ps.	7,211	Ps.	15,791	Ps.	50,519	Ps.	12,466	Ps.	9,402	Ps.	7,872	Ps.	12,250	Ps.	1,075	Ps.	116,586

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2015	Ps.	7,211	Ps.	15,791	Ps.	50,519	Ps.	12,466	Ps.	9,402	Ps.	7,872	Ps.	12,250	Ps.	1,075	Ps.	116,586
Additions		675		1,688		5,122		851		1,655		6,942		41		511		17,485
Additions from business acquisitions		30		251		870		—		—		—		862		—		2,013
Transfer of completed projects in progress		59		1,289		3,251		1,168		662		(8,143)		1,714		—		—
Transfer to/(from) assets classified as held for sale		—		—		(10)		—		—		—		—		—		(10)
Disposals		(56)		(219)		(2,694)		(972)		(103)		—		(356)		(40)		(4,440)
Effects of changes in foreign exchange rates		(595)		(1,352)		(4,330)		(1,216)		(266)		(1,004)		(23)		(848)		(9,634)
Changes in value on the recognition of inflation effects		245		503		957		295		301		91		—		229		2,621
Capitalization of borrowing costs		—		—		—		—		—		57		—		—		57

Cost as of December 31, 2015	Ps.	7,569	Ps.	17,951	Ps.	53,685	Ps.	12,592	Ps.	11,651	Ps.	5,815	Ps.	14,488	Ps.	927	Ps.	124,678

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2013	Ps.	—	Ps.	(4,451)	Ps.	(20,561)	Ps.	(6,622)	Ps.	(1,988)	Ps.	—	Ps.	(3,176)	Ps.	(315)	Ps.	(37,113)
Depreciation for the year		—		(431)		(4,380)		(1,452)		(1,662)		—		(784)		(96)		(8,805)
Transfer (to)/from assets classified as held for sale		—		—		105		—		—		—		—		—		105
Disposals		—		200		1,992		785		33		—		682		6		3,698
Effects of changes in foreign exchange rates		—		591		2,061		755		143		—		8		73		3,631
Changes in value on the recognition of inflation effects		—		(583)		(996)		(442)		(6)		—		—		(122)		(2,149)

Accumulated Depreciation as of December 31, 2013	Ps.	—	Ps.	(4,674)	Ps.	(21,779)	Ps.	(6,976)	Ps.	(3,480)	Ps.	—	Ps.	(3,270)	Ps.	(454)	Ps.	(40,633)

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated Depreciation as of January 1, 2014	Ps.—	Ps. (4,674)	Ps. (21,779)	Ps. (6,976)	Ps. (3,480)	Ps. —	Ps. (3,270)	Ps. (454)	Ps. (40,633)
Depreciation for the year	—	(466)	(4,525)	(1,181)	(1,879)	—	(863)	(115)	(9,029)
Transfer (to)/from assets classified as held for sale	—	—	62	—	—	—	—	—	62
Disposals	—	77	2,086	602	57	—	517	1	3,340
Effects of changes in foreign exchange rates	—	1,512	3,481	1,046	105	—	2	236	6,382
Changes in value on the recognition of inflation effects	—	(175)	(707)	(135)	(8)	—	—	(54)	(1,079)

Accumulated Depreciation as of December 31, 2014	Ps.—	Ps. (3,726)	Ps. (21,382)	Ps. (6,644)	Ps. (5,205)	Ps. —	Ps. (3,614)	Ps. (386)	Ps. (40,957)

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated Depreciation as of January 1, 2015	Ps.—	Ps. (3,726)	Ps. (21,382)	Ps.(6,644)	Ps. (5,205)	Ps. —	Ps. (3,614)	Ps. (386)	Ps. (40,957)
Depreciation for the year	—	(515)	(4,864)	(1,184)	(1,984)		(1,071)	(143)	(9,761)
Disposals	—	172	2,001	946	80	—	270	2	3,471
Effects of changes in foreign exchange rates	—	498	2,222	1,044	167	—	22	212	4,165
Changes in value on the recognition of inflation effects	—	(187)	(426)	(166)	(436)	—	1	(86)	(1,300)
	—
Accumulated Depreciation as of December 31, 2015		Ps. (3,758)	Ps. (22,449)	Ps. (6,004)	Ps. (7,378)	Ps. —	Ps. (4,392)	Ps. (401)	Ps. (44,382)
	Ps.—

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
As of December 31, 2013	Ps.	7,094	Ps.	12,870	Ps.	28,098	Ps.	6,413	Ps.	3,906	Ps.	7,039	Ps.	7,423	Ps.	1,112	Ps.	73,955

As of December 31, 2014	Ps.	7,211	Ps.	12,065	Ps.	29,137	Ps.	5,822	Ps.	4,197	Ps.	7,872	Ps.	8,636	Ps.	689	Ps.	75,629

As of December 31, 2015	Ps.	7,569	Ps.	14,193	Ps.	31,236	Ps.	6,588	Ps.	4,273	Ps.	5,815	Ps.	10,096	Ps.	526	Ps.	80,296

During the years ended December 31, 2015, 2014 and 2013 the Company capitalized Ps. 57, Ps. 296 and Ps. 32, respectively of borrowing costs in relation to Ps. 993, Ps. 1,915 and Ps. 790 in qualifying assets. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.1%, 4.8% and 4.1%, respectively.

For the years ended December 31, 2015, 2014 and 2013 interest expense, interest income and net foreign exchange losses (gains) are analyzed as follows:

	2015		2014		2013
Interest expense, interest income and foreign exchange losses (gains)	Ps.	8,031	Ps.	7,080	Ps.	3,887
Amount capitalized (1)		85		338		57

Net amount in consolidated income statements	Ps.	7,946	Ps.	6,742	Ps.	3,830

(1)	Amount of interest capitalized in property, plant and equipment and amortized intangible assets.

Commitments related to acquisitions of property, plant and equipment are disclosed in Note 25.

Note 12. Intangible Assets

Cost	Rights to Produce and Distribute Coca-Cola Trademark Products	Goodwill	Other Indefinite Lived Intangible Assets	Total Unamortized Intangible Assets	Technology Costs and Management Systems	Systems in Development	Alcohol Licenses	Other	Total Amortized Intangible Assets	Total Intangible Assets
Cost as of January 1, 2013	Ps. 57,270	Ps. 6,972	Ps. 339	Ps. 64,581	Ps. 2,863	Ps. 1,019	Ps. 726	Ps. 384	Ps. 4,992	Ps. 69,573
Purchases	—	—	—	—	164	644	179	123	1,110	1,110
Acquisition from business combinations	19,868	14,692	1,621	36,181	70	—	—	196	266	36,447
Transfer of completed development systems	—	—	—	—	172	(172)	—	—	—	—
Disposals	—	—	(163)	(163)	—	—	(46)	—	(46)	(209)
Effect of movements in exchange rates	(1,828)	(356)	(10)	(2,194)	(75)	—	—	(13)	(88)	(2,282)
Changes in value on the recognition of inflation effects	417	—	—	417	—	113	—	—	113	530
Capitalization of borrowing costs	—	—	—	—	25	—	—	—	25	25

Cost as of December 31, 2013	Ps. 75,727	Ps. 21,308	Ps. 1,787	Ps. 98,822	Ps. 3,219	Ps. 1,604	Ps. 859	Ps. 690	Ps. 6,372	Ps. 105,194

Cost as of January 1, 2014	Ps. 75,727	Ps. 21,308	Ps. 1,787	Ps. 98,822	Ps. 3,219	Ps. 1,604	Ps. 859	Ps. 690	Ps. 6,372	Ps. 105,194
Purchases	—	—	13	13	227	229	168	44	668	681
Change in fair value of past acquisitions	(2,416)	4,117	(205)	1,496	—	—	—	(17)	(17)	1,479
Transfer of completed development systems	—	—	—	—	278	(278)	—	—	—	—
Disposals	—	—	(8)	(8)	(387)	—	—	(33)	(420)	(428)
Effect of movements in exchange rates	(5,343)	(251)	(10)	(5,604)	(152)	(1)	—	(13)	(166)	(5,770)
Changes in value on the recognition of inflation effects	2,295	—	—	2,295	(2)	—	—	—	(2)	2,293
Capitalization of borrowing costs	—	—	—	—	42	—	—	—	42	42

Cost as of December 31, 2014	Ps. 70,263	Ps. 25,174	Ps. 1,577	Ps. 97,014	Ps. 3,225	Ps. 1,554	Ps. 1,027	Ps. 671	Ps. 6,477	Ps. 103,491

Cost	Rights to Produce and Distribute Coca-Cola Trademark Products	Goodwill	Other Indefinite Lived Intangible Assets	Total Unamortized Intangible Assets	Technology Costs and Management Systems	Systems in Development	Alcohol Licenses	Other	Total Amortized Intangible Assets	Total Intangible Assets
Cost as of January 1, 2015	Ps. 70,263	Ps. 25,174	Ps. 1,577	Ps. 97,014	Ps. 3,225	Ps. 1,554	Ps. 1,027	Ps. 671	Ps. 6,477	Ps. 103,491
Purchases	—	—	—	—	480	458	198	83	1,219	1,219
Acquisitions from business combinations	—	11,369	1,238	12,607	328	—	—	199	527	13,134
Transfer of completed development systems	—	—	—	—	1,085	(1,085)	—	—	—	—
Disposals	—	—	—	—	(150)	(242)	—	(77)	(469)	(469)
Effect of movements in exchange rates	(4,992)	(2,693)	(52)	(7,737)	(94)	(2)	—	(16)	(112)	(7,849)
Changes in value on the recognition of inflation effects	1,121	—	—	1,121	(12)	—	—	—	(12)	1,109
Capitalization of borrowing costs	—	—	—	—	28	—		—	28	28

Cost as of December 31, 2015	Ps. 66,392	Ps. 33,850	Ps. 2,763	Ps. 103,005	Ps. 4,890	Ps. 683	Ps. 1,225	Ps. 860	Ps. 7,658	Ps. 110,663

Amortization and Impairment Losses
Amortization as of January 1, 2013	Ps. —	Ps. —	Ps. (103)	Ps. (103)	Ps. (1,228)	Ps. —	Ps. (150)	Ps. (199)	Ps. (1,577)	Ps. (1,680)
Amortization expense	—	—	—	—	(271)	—	(73)	(72)	(416)	(416)
Disposals	—	—	103	103	2	—	46	—	48	151
Effect of movements in exchange rates	—	—	—	—	35	—	—	9	44	44

Amortization as of December 31, 2013	Ps. —	Ps. —	Ps. —	Ps. —	Ps. (1,462)	Ps. —	Ps. (177)	Ps. (262)	Ps. (1,901)	Ps. (1,901)

Amortization as of January 1, 2014	Ps. —	Ps. —	Ps. —	Ps. —	Ps. (1,462)	Ps. —	Ps. (177)	Ps. (262)	Ps. (1,901)	Ps. (1,901)
Amortization expense	—	—	—	—	(268)	—	(58)	(97)	(423)	(423)
Impairment losses	—	—	(36)	(36)	—	—	—	—	—	(36)
Disposals	—	—	—	—	387	—	—	—	387	387
Effect of movements in exchange rates	—	—	—	—	—	—	—	9	9	9

Amortization as of December 31, 2014	Ps. —	Ps. —	Ps. (36)	Ps. (36)	Ps. (1,343)	Ps. —	Ps. (235)	Ps. (350)	Ps. (1,928)	Ps. (1,964)

Amortization and Impairment Losses
Amortization as of January 1, 2015	Ps. —	Ps. —	Ps. (36)	Ps. (36)	Ps. (1,343)	Ps. —	Ps. (235)	Ps. (350)	Ps. (1,928)	Ps. (1,964)
Amortization expense	—	—	—	—	(461)	—	(67)	(76)	(604)	(604)
Disposals	—	—	—	—	126	—	—	42	168	168
Effect of movements in exchange rates	—	—	—	—	59	—	—	19	78	78

Amortization as of December 31, 2015	Ps. —	Ps. —	Ps. (36)	Ps. (36)	Ps. (1,619)	Ps. —	Ps. (302)	Ps. (365)	Ps. (2,286)	Ps. (2,322)

Carrying Amount
As of December 31, 2013	Ps. 75,727	Ps. 21,308	Ps. 1,787	Ps. 98,822	Ps. 1,757	Ps. 1,604	Ps. 682	Ps. 428	Ps. 4,471	Ps. 103,293
As of December 31, 2014	Ps. 70,263	Ps. 25,174	Ps.1,541	Ps. 96,978	Ps. 1,882	Ps. 1,554	Ps. 792	Ps. 321	Ps. 4,549	Ps. 101,527
As of December 31, 2015	Ps. 66,392	Ps. 33,850	Ps. 2,727	Ps. 102,969	Ps. 3,271	Ps. 683	Ps. 923	Ps. 495	Ps. 5,372	Ps. 108,341

During the years ended December 31, 2015, 2014 and 2013 the Company capitalized Ps. 28, Ps. 42 and Ps. 25, respectively of borrowing costs in relation to Ps. 410, Ps. 600 and Ps. 630 in qualifying assets, respectively. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.1%, 4.2% and 4.1%, respectively.

For the years ended 2015, 2014 and 2013, allocation for amortization expense is as follows:

	2015		2014		2013
Cost of goods sold	Ps.	61	Ps.	12	Ps.	10
Administrative expenses		407		156		249
Selling expenses		136		255		157

	Ps.	604	Ps.	423	Ps.	416

The average remaining period for the Company’s intangible assets that are subject to amortization is as follows:

Years
Technology Costs and Management Systems	3-10
Alcohol Licenses	6

Coca-Cola FEMSA Impairment Tests for Cash-Generating Units Containing Goodwill and Distribution Rights

For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be the CGU.

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

	December 31, 2015		December 31, 2014
Mexico	Ps.	55,137	Ps.	55,137
Guatemala		410		352
Nicaragua		465		418
Costa Rica		1,391		1,188
Panama		1,033		884
Colombia		4,746		5,344
Venezuela		621		823
Brazil		23,557		29,622
Argentina		69		88

Total	Ps.	87,429	Ps.	93,856

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

The key assumptions by CGU for impairment test as of December 31, 2015 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long- Term Inflation 2016-2025	Expected Volume Growth Rates 2016-2025
Mexico	6.7%	6.1%	3.4%	2.1%
Colombia	7.6%	6.8%	3.0%	4.4%
Venezuela	17.8%	17.1%	72.5%	3.9%
Costa Rica	8.2%	7.9%	4.7%	3.9%
Guatemala	10.6%	10.0%	3.7%	4.7%
Nicaragua	13.4%	12.8%	5.3%	6.4%
Panama	7.4%	6.8%	3.1%	5.2%
Argentina	9.8%	9.1%	22.8%	3.4%
Brazil	8.0%	7.4%	4.9%	4.0%

The key assumptions by CGU for impairment test as of December 31, 2014 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long- Term Inflation 2015-2024	Expected Volume Growth Rates 2015-2024
Mexico	5.5%	5.0%	3.5%	2.3%
Colombia	6.4%	5.9%	3.0%	5.3%
Venezuela	12.9%	12.3%	51.1%	3.9%
Costa Rica	7.7%	7.6%	4.7%	2.7%
Guatemala	10.0%	9.4%	5.0%	4.3%
Nicaragua	12.7%	12.2%	6.0%	2.7%
Panama	7.6%	7.2%	3.8%	4.1%
Argentina	9.9%	9.3%	22.3%	2.5%
Brazil	6.2%	5.6%	6.0%	3.8%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). Coca-Cola FEMSA consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

At December 31, 2015, Coca-Cola FEMSA performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points and concluded that no impairment would be recorded.

CGU	Change in WACC	Change in Volume Growth CAGR(1)	Effect on Valuation
Mexico	+0.7%	-1.0%	Passes by 7.53x
Colombia	+0.9%	-1.0%	Passes by 5.16x
Venezuela	+5.8%	-1.0%	Passes by 7.08x
Costa Rica	+2.4%	-1.0%	Passes by 2.27x
Guatemala	+1.2%	-1.0%	Passes by 6.41x
Nicaragua	+2.6%	-1.0%	Passes by 3.53x
Panama	+0.6%	-1.0%	Passes by 11.89x
Argentina	+5.6%	-1.0%	Passes by 137.35x
Brazil	+1.1%	-1.0%	Passes by 2.29x

(1)	Compound Annual Growth Rate (CAGR).

Note 13. Other Assets, Net and Other Financial Assets

13.1 Other assets, net

	December 31, 2015		December 31, 2014
Agreement with customers, net	Ps.	238	Ps.	239
Long term prepaid advertising expenses		52		87
Guarantee deposits (1)		1,870		1,400
Prepaid bonuses		122		92
Advances to acquire property, plant and equipment		370		988
Recoverable taxes		1,181		1,329
Others		1,160		782

	Ps.	4,993	Ps.	4,917

(1)	As it is customary in Brazil, the Company is required to collaterize tax, legal and labor contingencies by guarantee deposits (see Note 25.7).

13.2 Other financial assets

	December 31, 2015		December 31, 2014
Non-current accounts receivable	Ps.	478	Ps.	155
Derivative financial instruments (see Note 20)		8,377		6,299
Other non-current financial assets		100		97

	Ps.	8,955	Ps.	6,551

As of December 31, 2015 and 2014, the fair value of long term accounts receivable amounted to Ps. 452 and Ps. 69, respectively. The fair value is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for receivable of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy.

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

The consolidated statements of financial positions and consolidated income statements include the following balances and transactions with related parties and affiliated companies:

	December 31, 2015		December 31, 2014
Balances
Due from The Coca-Cola Company (see Note 7) (1) (8)	Ps.	1,559	Ps.	1,584
Balance with BBVA Bancomer, S.A. de C.V. (2)		2,683		4,083
Balance with Grupo Financiero Banorte, S.A. de C.V. (2)		1,178		3,653
Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (3)		79		126
Due from Heineken Company (1) (7)		754		811
Due from Grupo Estrella Azul (3)		69		59
Other receivables (1) (4)		1,352		1,209

Due to The Coca-Cola Company (5) (6) (8)	Ps.	3,140	Ps.	4,343
Due to BBVA Bancomer, S.A. de C.V. (5)		292		149
Due to Caffenio (6) (7)		108		111
Due to Heineken Company (6) (7)		2,588		2,408
Other payables (6)		981		1,206

(1)	Presented within accounts receivable.
(2)	Presented within cash and cash equivalents.
(3)	Presented within other financial assets.
(4)	Presented within other current financial assets.
(5)	Recorded within bank loans.
(6)	Recorded within accounts payable.
(7)	Associates.
(8)	Non controlling interest.

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2015 and 2014, there was no expense resulting from the uncollectibility of balances due from related parties.

Transactions	2015		2014		2013
Income:
Services to Heineken Company (1)	Ps.	3,396	Ps.	3,544	Ps.	2,412
Logistic services to Grupo Industrial Saltillo, S.A. de C.V. (3)		407		313		287
Logistic services to Jugos del Valle (1)		564		513		471
Other revenues from related parties		644		670		399

Expenses:
Purchase of concentrate from The Coca-Cola Company (2)	Ps.	27,330	Ps.	28,084	Ps.	25,985
Purchases of raw material and beer from Heineken Company (1)		14,467		15,133		11,865
Purchase of coffee from Caffenio (1)		1,774		1,404		1,383
Purchase of baked goods and snacks from Grupo Bimbo,S.A.B. de C.V.(3)		3,740		3,674		2,860
Purchase of cigarettes from British American Tobacco Mexico (3)		—		—		2,460
Advertisement expense paid to The Coca-Cola Company (2) (4)		1,316		1,167		1,291
Purchase of juices from Jugos del Valle, S.A.P.I. de C.V. (1)		3,082		2,592		2,628
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V. (1)		1,236		1,020		956
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (3)		68		99		77
Purchase of sugar from Beta San Miguel (3)		1,264		1,389		1,557
Purchase of sugar, cans and aluminum lids from Promotora Mexicanade Embotelladores, S.A. de C.V. (3)		587		567		670
Purchase of canned products from IEQSA (1)		731		591		615
Purchase of inventories to Leao Alimentos e Bebidas, L.T.D.A. (1)		3,359		2,891		2,123
Advertising paid to Grupo Televisa, S.A.B. (3)		175		158		92
Interest expense paid to Grupo Financiero Banamex, S.A. de C.V. (3)		—		2		19
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B.(3)		58		140		67
Donations to Instituto Tecnológico y de Estudios Superioresde Monterrey, A.C.(3)		—		42		78
Donations to Fundación FEMSA, A.C. (3)		30		—		27
Donations to Difusión y Fomento Cultural, A.C. (3)		59		73		—
Interest expense paid to The Coca-Cola Company (2)		1		4		60
Other expenses with related parties		470		321		299

(1)	Associates.
(2)	Non controlling interest.
(3)	Members of the board of directors in FEMSA participate in board of directors of this entity.
(4)	Net of the contributions from The Coca-Cola Company of Ps. 3,749, Ps. 4,118 and Ps. 4,206, for the years ended in 2015, 2014 and 2013, respectively.

Also as disclosed in Note 10, during January 2013, Coca-Cola FEMSA purchased its 51% interest in CCFPI from The Coca-Cola Company. The remainder of CCFPI is owned by The Coca-Cola Company and Coca-Cola FEMSA has currently outstanding certain call and put options related to CCFPI’s equity interests.

Commitments with related parties

Related Party	Commitment	Conditions
Heineken Company	Supply	Supply of all beer products in Mexico’s OXXO stores. The contract may be renewed for five years or additional periods. At the end of the contract OXXO will not hold exclusive contract with another supplier of beer for the next 3 years. Commitment term, Jan 1st, 2010 to Jun 30, 2020.

The benefits and aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2015		2014		2013
Short-term employee benefits paid	Ps.	1,162	Ps.	964	Ps.	1,268
Postemployment benefits		42		45		37
Termination benefits		63		114		25
Share based payments		463		283		306

Note 15. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of the Company. As of the end and for the years ended on December 31, 2015, 2014 and 2013, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets				Liabilities
Balances	Short-Term		Long-Term		Short-Term		Long-Term
As of December 31, 2015
U.S. dollars	Ps.	10,939	Ps.	630	Ps.	1,672	Ps.	71,123
Euros		3		—		23		—
Other currencies		—		1,173		152		41

Total	Ps.	10,942	Ps.	1,803	Ps.	1,847	Ps.	71,164

As of December 31, 2014
U.S. dollars	Ps.	5,890	Ps.	989	Ps.	7,218	Ps.	66,140
Euros		32		—		27		—
Other currencies		27		1,214		50		31

Total	Ps.	5,949	Ps.	2,203	Ps.	7,295	Ps.	66,171

Transactions	Revenues		Other Revenues		Purchases of Raw Materials		Interest Expense		Consulting Fees		Assets Acquisitions		Other
For the year ended December 31, 2015
U.S. dollars	Ps.	1,891	Ps.	472	Ps.	11,710	Ps.	1,973	Ps.	34	Ps.	75	Ps.	2,035
Euros		—		1		2		—		2		—		37
Other currencies		20		—		—		—		—		—		204

Total	Ps.	1,911	Ps.	473	Ps.	11,712	Ps.	1,973	Ps.	36	Ps.	75	Ps.	2,276

For the year ended December 31, 2014
U.S. dollars	Ps.	2,817	Ps.	641	Ps.	15,006	Ps.	1,669	Ps.	14	Ps.	478	Ps.	2,068
Euros		7		—		80		15		—		5		13
Other currencies		178		—		10		—		—		—		4

Total	Ps.	3,002	Ps.	641	Ps.	15,096	Ps.	1,684	Ps.	14	Ps.	483	Ps.	2,085

For the year ended December 31, 2013
U.S. dollars	Ps.	2,013	Ps.	605	Ps.	15,017	Ps.	435	Ps.	11	Ps.	80	Ps.	1,348
Euros		1		3		55		9		—		2		15
Other currencies		—		—		—		—		—		—		3

Total	Ps.	2,014	Ps.	608	Ps.	15,072	Ps.	444	Ps.	11	Ps.	82	Ps.	1,366

Mexican peso exchange rates effective at the dates of the consolidated statements of financial position and at the issuance date of the Company’s consolidated financial statements were as follows:

	December 31,		April 15,
	2015	2014	2016
U.S. dollar	17.2065	14.7180	17.4900
Euro	18.7873	17.9182	19.8120

Note 16. Post-Employment and Other Long-Term Employee Benefits

The Company has various labor liabilities for employee benefits in connection with pension, seniority and post-retirement medical benefits. Benefits vary depending upon the country where the individual employees are located. Presented below is a discussion of the Company’s labor liabilities in Mexico, which comprise the substantial majority of those recorded in the consolidated financial statements.

During 2014, Coca-Cola FEMSA settled its pension plan in Brazil and consequently Coca-Cola FEMSA recognized the corresponding effects of the settlement as disclosed below.

16.1 Assumptions

The Company annually evaluates the reasonableness of the assumptions used in its labor liability for post-employment and other non-current employee benefits computations.

Actuarial calculations for pension and retirement plans, seniority premiums and post-retirement medical benefits, as well as the associated cost for the period, were determined using the following long-term assumptions for non-hyperinflationary Mexico:

Mexico	December 31, 2015	December 31, 2014	December 31, 2013
Financial:
Discount rate used to calculate the defined benefit obligation	7.00%	7.00%	7.50%
Salary increase	4.50%	4.50%	4.79%
Future pension increases	3.50%	3.50%	3.50%
Healthcare cost increase rate	5.10%	5.10%	5.10%
Biometric:
Mortality (1)	EMSSA 2009	EMSSA 2009	EMSSA 82-89
Disability (2)	IMSS-97	IMSS-97	IMSS-97
Normal retirement age	60 years	60 years	60 years
Employee turnover table (3)	BMAR 2007	BMAR 2007	BMAR 2007

Measurement date December:

(1)	EMSSA. Mexican Experience of social security. Updated due to lower mortality rates.
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.
(3)	BMAR. Actuary experience.

In Mexico the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of Mexican Federal Government Treasury Bond (known as CETES in Mexico).

In Mexico upon retirement, the Company purchases an annuity for the employee, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Post Retirement Medical Services		Total
2016	Ps.	489	Ps.	33	Ps.	12	Ps.	534
2017		347		31		17		395
2018		293		33		18		344
2019		336		36		18		390
2020		413		41		19		473
2021 to 2025		1,809		287		101		2,197

16.2	Balances of the liabilities for post-employment and other long-term employee benefits

	December 31, 2015		December 31, 2014
Pension and Retirement Plans:
Defined benefit obligation	Ps.	5,308	Ps.	5,270
Pension plan funds at fair value		(2,068)		(2,015)

Net defined benefit liability	Ps.	3,240	Ps.	3,255

Seniority Premiums:
Defined benefit obligation	Ps.	610	Ps.	563
Seniority premium plan funds at fair value		(103)		(87)

Net defined benefit liability	Ps.	507	Ps.	476

Postretirement Medical Services:
Defined benefit obligation	Ps.	404	Ps.	338
Medical services funds at fair value		(57)		(56)

Net defined benefit liability	Ps.	347	Ps.	282

Post-employment:
Defined benefit obligation	Ps.	135	Ps.	194
Post-employment plan funds at fair value		—		—

Net defined benefit liability	Ps.	135	Ps.	194

Total post-employment and other long-term employee benefits	Ps.	4,229	Ps.	4,207

16.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

Type of Instrument	December 31, 2015	December 31, 2014
Fixed return:
Traded securities	13%	19%
Bank instruments	6%	8%
Federal government instruments of the respective countries	63%	57%
Variable return:
Publicly traded shares	18%	16%

	100%	100%

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

In Mexico, the amounts and types of securities of the Company in related parties included in portfolio fund are as follows:

	December 31, 2015		December 31, 2014
Debt:
Cementos Mexicanos. S.A.B. de C.V.	Ps.	7	Ps.	7
Grupo Televisa, S.A.B. de C.V.		45		45
Grupo Financiero Banorte, S.A.B. de C.V.		12		12
El Puerto de Liverpool, S.A.B. de C.V.		5		5
Grupo Industrial Bimbo, S.A.B. de C. V.		3		3
Gentera, S.A.B. de C.V.		8		—
Capital:
Fomento Económico Mexicano, S.A.B. de C.V.		113		96
Coca-Cola FEMSA, S.A.B. de C.V.		—		12
Alfa, S.A.B. de C.V.		13		8
Gruma, S.A.B. de C.V.		5		—
Grupo Industrial Bimbo, S.A.B. de C.V.		3		—
The Coca-Cola Company		—		11
Gentera, S.A.B. de C.V.		—		7

During the years ended December 31, 2015, 2014 and 2013, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year.

16.4 Amounts recognized in the consolidated income statements and the consolidated statement of comprehensive income

	Income Statement								OCI (2)
December 31, 2015	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	233	Ps.	3	Ps.	(120)	Ps.	212	Ps.	913
Seniority premiums		88		—		(9)		32		39
Postretirement medical services		16		—		—		23		119
Post-employment Venezuela		6		—		—		9		—

Total	Ps.	343	Ps.	3	Ps.	(129)	Ps.	276	Ps.	1,071

December 31, 2014	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	221	Ps.	54	Ps.	(193)	Ps.	279	Ps.	998
Seniority premiums		75		9		(27)		28		76
Postretirement medical services		10		—		—		16		74
Post-employment Venezuela		24		—		—		18		99

Total	Ps.	330	Ps.	63	Ps.	(220)	Ps.	341	Ps.	1,247

December 31, 2013	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability (1)		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	220	Ps.	12	Ps.	(7)	Ps.	164	Ps.	470
Seniority premiums		55		—		—		22		44
Postretirement medical services		11		—		—		15		14
Post-employment Venezuela		48		—		—		67		312

Total	Ps.	334	Ps.	12	Ps.	(7)	Ps.	268	Ps.	840

(1)	Interest due to asset ceiling amounted to Ps. 8 in 2013.
(2)	Amounts accumulated in other comprehensive income as of the end of the period.

For the years ended December 31, 2015, 2014 and 2013, current service cost of Ps. 343, Ps. 330 and Ps. 334 has been included in the consolidated income statement as cost of goods sold, administration and selling expenses.

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows:

	December 31, 2015		December 31, 2014		December 31, 2013
Amount accumulated in other comprehensive income as of the beginning of the period, net of tax	Ps.	951	Ps.	585	Ps.	469
Actuarial losses arising from exchange rates		(12)		(173)		(26)
Remeasurements during the year, net of tax		(46)		318		251
Actuarial gains arising from changes in demographic assumptions		—		41		—
Actuarial gains and (losses) arising from changes in financial assumptions		(77)		171		(109)

Amount accumulated in other comprehensive income as of the endof the period, net of tax	Ps.	816	Ps.	942	Ps.	585

Remeasurements of the net defined benefit liability include the following:

•	The return on plan assets, excluding amounts included in interest expense.

•	Actuarial gains and losses arising from changes in demographic assumptions.

•	Actuarial gains and losses arising from changes in financial assumptions.

16.5 Changes in the balance of the defined benefit obligation for post-employment

	December 31, 2015		December 31, 2014		December 31, 2013
Pension and Retirement Plans:
Initial balance	Ps.	5,270	Ps.	4,866	Ps.	4,495
Current service cost		233		221		220
Past service cost		3		54		—
Interest expense		353		353		311
Settlement		—		(482)		(7)
Effect on curtailment		(120)		—		—
Remeasurements of the net defined benefit obligation		(154)		378		(143)
Foreign exchange loss (gain)		39		42		(60)
Benefits paid		(316)		(162)		(152)
Plan amendments		—		—		28
Acquisitions		—		—		174

Ending balance	Ps.	5,308	Ps.	5,270	Ps.	4,866

Seniority Premiums:
Initial balance	Ps.	563	Ps.	475	Ps.	324
Current service cost		88		75		55
Past service cost		—		9		—
Interest expense		38		33		24
Settlement		—		(27)		—
Effect on curtailment		(9)		—		—
Remeasurements of the net defined benefit obligation		(34)		29		2
Benefits paid		(45)		(37)		(36)
Acquisitions		9		6		106

Ending balance	Ps.	610	Ps.	563	Ps.	475

Postretirement Medical Services:
Initial balance	Ps.	338	Ps.	267	Ps.	267
Current service cost		16		10		11
Interest expense		26		20		17
Remeasurements of the net defined benefit obligation		44		60		(11)
Benefits paid		(20)		(19)		(17)

Ending balance	Ps.	404	Ps.	338	Ps.	267

Post-employment:
Initial balance	Ps.	194	Ps.	743	Ps.	594
Current service cost		5		24		48
Certain liability cost		73		—		—
Interest expense		—		18		67
Remeasurements of the net defined benefit obligation		—		54		238
Foreign exchange (gain)		(137)		(638)		(187)
Benefits paid		—		(7)		(17)

Ending balance	Ps.	135	Ps.	194	Ps.	743

16.6 Changes in the balance of plan assets

	December 31, 2015		December 31, 2014		December 31, 2013
Total Plan Assets:
Initial balance	Ps.	2,158	Ps.	2,371	Ps.	2,110
Actual return on trust assets		65		133		29
Foreign exchange loss (gain)		7		(8)		(73)
Life annuities		61		197		88
Benefits paid		(63)		—		—
Acquisitions		—		—		201
Plan amendments		—		—		16
Effect due to settlement		—		(535)		—

Ending balance	Ps.	2,228	Ps.	2,158	Ps.	2,371

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

The following table presents the amount of defined benefit plan expense and OCI impact in absolute terms of a variation of 0.5% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensitivity of this 0.5% on the significant actuarial assumptions is based on a projected long-term discount rates to Mexico and a yield curve projections of long-term sovereign bonds:

+0.5%:	Income Statement								OCI (1)
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Effect of Net Interest on the Net Defined Benefit Liability (Asset)		Remeasurements of the Net Defined Benefit Liability (Asset)
Pension and retirement plans	Ps.	218	Ps.	3	Ps.	(111)	Ps.	208	Ps.	588
Seniority premiums		82		—		(9)		31		11
Postretirement medical services		14		—		—		19		105
Post-employment		—		—		—		—		—

Total	Ps.	314	Ps.	3	Ps.	(120)	Ps.	258	Ps.	704

Expected salary increase
Pension and retirement plans	Ps.	249	Ps.	3	Ps.	(130)	Ps.	232	Ps.	951
Seniority premiums		90		—		(10)		33		82
Postretirement medical services		16		—		—		23		119
Post-employment		—		—		—		—		—

Total	Ps.	355	Ps.	3	Ps.	(140)	Ps.	288	Ps.	1,152

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	17	Ps.	—	Ps.	—	Ps.	23	Ps.	134

-0.5%:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Effect of Net Interest on the Net Defined Benefit Liability (Asset)		Remeasurements of the Net Defined Benefit Liability (Asset)
Pension and retirement plans	Ps.	249	Ps.	3	Ps.	(130)	Ps.	216	Ps.	1,001
Seniority premiums		94		—		(10)		32		80
Postretirement medical services		17		—		—		24		136
Post-employment		—		—		—		—		—

Total	Ps.	360	Ps.	3	Ps.	(140)	Ps.	272	Ps.	1,217

Expected salary increase
Pension and retirement plans	Ps.	218	Ps.	3	Ps.	(111)	Ps.	195	Ps.	609
Seniority premiums		87		—		(9)		31		10
Postretirement medical services		16		—		—		23		119
Post-employment		—		—		—		—		—

Total	Ps.	321	Ps.	3	Ps.	(120)	Ps.	249	Ps.	738

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	14	Ps.	—	Ps.	—	Ps.	20	Ps.	105

(1)	Amounts accumulated in other comprehensive income as of the end of the period.

16.8 Employee benefits expense

For the years ended December 31, 2015, 2014 and 2013, employee benefits expenses recognized in the consolidated income statements are as follows:

	2015		2014		2013
Wages and salaries	Ps.	39,459	Ps.	35,659	Ps.	36,995
Social security costs		6,114		5,872		5,741
Employee profit sharing		1,243		1,138		1,936
Post employment benefits		493		514		607
Share-based payments		463		283		306
Termination benefits		503		431		480

	Ps.	48,275	Ps.	43,897	Ps.	46,065

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

17.2 Share-based payment bonus plan

The Company has implemented a stock incentive plan for the benefit of its senior executives. As discussed above, this plan uses as its main evaluation metric the EVA. Under the EVA stock incentive plan, eligible employees are entitled to receive a special annual bonus (fixed amount), to be paid in shares of FEMSA or Coca-Cola FEMSA, as applicable or stock options (the plan considers providing stock options to employees; however, since inception only shares of FEMSA or Coca-Cola FEMSA have been granted).

The plan is managed by FEMSA’s chief executive officer (CEO), with the support of the board of directors, together with the CEO of the respective sub-holding company. FEMSA’s Board of Directors is responsible for approving the plan’s structure, and the annual amount of the bonus. Each year, FEMSA’s CEO in conjunction with the Evaluation and Compensation Committee of the board of directors and the CEO of the respective sub-holding company determine the employees eligible to participate in the plan and the bonus formula to determine the number of shares to be received. Until 2015 the shares were vested ratably over a six year period, beginning with January 01, 2016 onwards they will ratably vest over a four year period, with retrospective effects. Early December 31, 2015, the Company and the eligible employee agree to the share-based payment arrangement, being when it and the counterparty have a shared understanding of the terms and conditions of the arrangement. FEMSA accounts for its share-based payment bonus plan as an equity-settled share based payment transaction as it will ultimately settle its obligations with its employees by issuing its own shares or those of its subsidiary Coca-Cola FEMSA.

The Company contributes the individual employee’s special bonus (after taxes) in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), who then uses the funds to purchase FEMSA or Coca-Cola FEMSA shares (as instructed by the Administrative Trust’s Technical Committee), which are then allocated to such employee. The Administrative Trust tracks the individual employees’ account balance. FEMSA created the Administrative Trust with the objective of administering the purchase of FEMSA and Coca-Cola FEMSA shares by each of its subsidiaries with eligible executives participating in the stock incentive plan. The Administrative Trust’s objectives are to acquire FEMSA shares, or shares of Coca-Cola FEMSA and to manage the shares granted to the individual employees based on instructions set forth by the Technical Committee. Once the shares are acquired following the Technical Committee’s instructions, the Administrative

Trust assigns to each participant their respective rights. As the trust is controlled and therefore consolidated by FEMSA, shares purchased in the market and held within the Administrative Trust are presented as treasury stock (as it relates to FEMSA’s shares) or as a reduction of the noncontrolling interest (as it relates to Coca-Cola FEMSA’s shares) in the consolidated statement of changes in equity, on the line issuance (repurchase) of shares associated with share-based payment plans. Should an employee leave prior to their shares vesting, they would lose the rights to such shares, which would then remain within the Administrative Trust and be able to be reallocated to other eligible employees as determined by the Company. The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. For the years ended December 31, 2015, 2014 and 2013, the compensation expense recorded in the consolidated income statement amounted to Ps. 463, Ps. 283 and Ps. 306, respectively.

All shares held in the Administrative Trust are considered outstanding for diluted earnings per share purposes and dividends on shares held by the trust are charged to retained earnings.

As of December 31, 2015 and 2014, the number of shares held by the trust associated with the Company’s share based payment plans is as follows:

	Number of Shares
	FEMSA UBD		KOFL
	2015	2014	2015	2014
Beginning balance	4,763,755	7,001,428	1,298,533	1,780,064

Shares acquired by the administrative trust to employees	1,491,330	517,855	466,036	330,730

Shares released from administrative trust to employees upon vesting	(2,008,293)	(2,755,528)	(604,258)	(812,261)

Forfeitures	—	—	—	—

Ending balance	4,246,792	4,763,755	1,160,311	1,298,533

The fair value of the shares held by the trust as of the end of December 31, 2015 and 2014 was Ps. 830 and Ps. 788, respectively, based on quoted market prices of those dates.

Note 18. Bank Loans and Notes Payables

	At December 31,(1)					2021 and	Carrying Value at December 31,	Fair Value at December 31,	Carrying Value at December 31,
(in millions of Mexican pesos)	2016	2017	2018	2019	2020	Thereafter	2015	2015	2014(1)

Short-term debt:
Fixed rate debt:
Colombian pesos
Bank loans	Ps. 219	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 219	Ps. 220	Ps. —
Interest rate	6.5%	—	—	—	—	—	6.5%	—	—
Argentine pesos
Notes payable	165	—	—	—	—	—	165	164	301
Interest rate	26.2%	—	—	—	—	—	26.2%	—	30.9%
Chilean pesos
Bank loans	1,442	—	—	—	—	—	1,442	1,442	—
Interest rate	4.2%	—	—	—	—	—	4.2%	—	—
Finance leases	10	—	—	—	—	—	10	10	—
Interest rate	2.4%	—	—	—	—	—	2.4%	—	—
Variable rate debt:
Colombian pesos
Bank loans	235	—	—	—	—	—	235	235	—
Interest rate	8.2%	—	—	—	—	—	8.2%	—	—
Brazilian Reais
Bank loans	168	—	—	—	—	—	168	168	148
Interest rate	14.8%	—	—	—	—	—	14.8%	—	12.6%

Total short-term debt	Ps. 2,239	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 2,239	Ps. 2,239	Ps. 449

Long-term debt:
Fixed rate debt:
U.S. dollars
Yankee bond	Ps. —	Ps. —	Ps. 17,158	Ps. —	Ps. 8,566	Ps. 25,609	Ps. 51,333	Ps. 52,990	Ps. 43,893
Interest rate	—	—	2.4%	—	4.6%	4.4%	3.8%	—	3.8%
Bank of NY (FEMSA USD 2023)		—	—	—	—	5,068	5,068	4,852	4,308
Interest rate	—	—	—	—	—	2.9%	2.9%	—	2.9%
Bank of NY (FEMSA USD 2043)		—	—	—	—	11,675	11,675	10,737	9,900
Interest rate	—	—	—	—	—	4.4%	4.4%	—	4.4%
Bank loans	—	—	—	—	—	—	—	—	30
Interest rate	—	—	—	—	—	—	—	—	3.9%
Mexican pesos
Units of investment (UDIs)	—	3,385	—	—	—	—	3,385	3,385	3,599
Interest rate	—	4.2%	—	—	—	—	4.2%	—	4.2%
Domestic senior notes	—	—	—	—	—	9,989	9,989	9,527	9,988
Interest rate	—	—	—	—	—	6.2%	6.2%	—	6.2%
Brazilian reais
Bank loans	174	187	151	116	80	111	819	653	601
Interest rate	5.4%	5.7%	6.3%	6.6%	6.7%	5.6%	6.0%	—	4.6%
Finance leases	67	66	65	62	51	149	460	356	762
Interest rate	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	—	4.6%
Argentine pesos
Bank loans	18	—	—	—	—	—	18	17	309
Interest rate	15.3%	—	—	—	—	—	15.3%	—	26.8%
Chilean pesos
Bank loans	120	82	30	—	—	—	232	232	—
Interest rate	7.3%	7.6%	7.9%	—	—	—	7.5%	—	—
Finance leases	14	15	16	17	18	12	92	92	—
Interest rate	3.6%	3.6%	3.5%	3.5%	3.3%	3.2%	3.4%	—	—

Subtotal	Ps. 393	Ps. 3,735	Ps.17,420	Ps. 195	Ps. 8,715	Ps. 52,613	Ps. 83,071	Ps. 82,841	Ps. 73,390

(1)	All interest rates shown in this table are weighted average contractual annual rates.

	At December 31,(1)										2021 and		Carrying Value at December 31,		Fair Value at December 31,		Carrying Value at December 31,
(in millions of Mexican pesos)	2016		2017		2018		2019		2020		Thereafter		2015		2015		2014(1)
Variable rate debt:
U.S. dollars
Bank loans	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—		Ps. 6,956
Interest rate		—		—		—		—		—		—		—		—		0.9%
Mexican pesos
Domestic senior notes		2,496		—		—		—		—		—		2,496		2,500		2,473
Interest rate		3.6%		—		—		—		—		—		3.6%		—		3.4%
Argentine pesos
Bank loans		82		41		—		—		—		—		123		120		232
Interest rate		32.2%		32.2%		—		—		—		—		32.2%		—		21.5%
Brazilian reais
Bank loans		189		107		107		107		74		—		584		511		156
Interest rate		11.9%		9.2%		9.2%		9.2%		9.2%		—		10.1%		—		6.7%
Finance leases		—		—		—		—		—		—		—		—		63
Interest rate		—		—		—		—		—		—		—		—		10.0%
Colombian pesos
Bank loans		280		684		54		53		53		52		1,176		1,165		769
Interest rate		6.9%		6.5%		8.0%		8.0%		8.0%		8.2%		6.9%		—		5.9%
Finance leases		0.04		0.04		0.05		0.05		0.01		—		0.19		0.19		—
Interest rate		8.4%		8.4%		8.4%		8.4%		8.4%		—		8.4%		—		—
Chilean pesos
Bank loans		216		283		374		358		549		395		2,175		2,175		—
Interest rate		6.2%		6.3%		6.2%		6.2%		5.7%		5.9%		6.0%		—		—

Subtotal	Ps.	3,263	Ps.	1,115	Ps.	535	Ps.	518	Ps.	676	Ps.	447	Ps.	6,554	Ps.	6,471	Ps.	10,649

Total long-term debt	Ps.	3,656	Ps.	4,850	Ps.	17,955	Ps.	713	Ps.	9,391	Ps.	53,060	Ps.	89,625	Ps.	89,312	Ps.	84,039

Current portion of long term debt														(3,656)				(1,104)

													Ps.	85,969			Ps.	82,935

(1)	All interest rates shown in this table are weighted average contractual annual rates.

Hedging Derivative Financial Instruments (1)	2016		2017		2018		2019		2020		2021 and Thereafter		Total 2015		Total 2014
	(notional amounts in millions of Mexican pesos)
Cross currency swaps:
Units of investments to Mexican pesos and variable rate:
Fixed to variable(2)	Ps.	—	Ps.	2,500	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,500	Ps.	2,500
Interest pay rate		—		3.4%		—		—		—		—		3.4%		3.1%
Interest receive rate		—		4.2%		—		—		—		—		4.2%		4.2%
U.S. dollars to Mexican pesos
Fixed to variable(3)		—		—		—		—		—		11,403		11,403		11,403
Interest pay rate		—		—		—		—		—		4.8%		4.8%		4.6%
Interest receive rate		—		—		—		—		—		4.0%		4.0%		4.0%
Variable to fixed		—		—		7,571		—		—		—		7,571		6,476
Interest pay rate		—		—		3.5%		—		—		—		3.5%		3.2%
Interest receive rate		—		—		2.4%		—		—		—		2.4%		2.4%
Fixed to fixed		—		—		—		—		—		1,267		1,267		1,267
Interest pay rate		—		—		—		—		—		5.7%		5.7%		5.7%
Interest receive rate		—		—		—		—		—		2.9%		2.9%		2.9%
U.S. dollars to Brazilian reais
Fixed to variable		—		—		5,592		—		—		—		5,592		6,653
Interest pay rate		—		—		12.7%		—		—		—		12.7%		11.3%
Interest receive rate		—		—		2.7%		—		—		—		2.7%		2.7%
Variable to variable		—		—		17,551		—		—		—		17,551		20,311
Interest pay rate		—		—		12.6%		—		—		—		12.6%		11.3%
Interest receive rate		—		—		2.1%		—		—		—		2.1%		1.5%
Chilean pesos
Variable to fixed		—		—		—		—		1,097		—		1,097		—
Interest pay rate		—		—		—		—		6.9%		—		6.9%		—
Interest receive rate		—		—		—		—		6.8%		—		6.8%		—

Interest rate swap:
Mexican pesos
Variable to fixed rate:		—		—		—		76		—		1,197		1,273		—
Interest pay rate		—		—		—		6.5%		—		7.1%		7.0%		—
Interest receive rate		—		—		—		4.5%		—		5.5%		5.5%		—
Variable to fixed rate(2):
Interest pay rate		—		5.2%		—		—		—		—		5.2%		5.0%
Interest receive rate		—		3.4%		—		—		—		—		3.4%		3.2%
Variable to fixed rate(3):
Interest pay rate		—		—		—		—		—		7.2%		7.2%		7.2%
Interest receive rate		—		—		—		—		—		4.8%		4.8%		4.6%

(1)	All interest rates shown in this table are weighted average contractual annual rates.

(2)	Interest rate swaps with a notional amount of Ps. 1,250 that receive a variable rate of 3.4% and pay a fixed rate of 5.2%; joined with a cross currency swap of the same notional amount, which covers units of investments to Mexican pesos, that receives a fixed rate of 4.2% and pays a variable rate of 3.4%.
(3)	Interest rate swaps with a notional amount of Ps. 11,403 that receive a variable rate of 4.8% and pay a fixed rate of 7.2%; joined with a cross currency swap of the same notional amount, which covers U.S. dollars to Mexican pesos, that receives a fixed rate of 4.0% and pay a variable rate of 4.8%.

For the years ended December 31, 2015, 2014 and 2013, the interest expense is comprised as follows:

	2015		2014		2013
Interest on debts and borrowings	Ps.	4,586	Ps.	3,992	Ps.	3,055
Finance charges payable under capitalized interest		(60)		(117)		(59)
Finance charges for employee benefits		276		341		268
Derivative instruments		2,894		2,413		825
Finance operating charges		79		66		225
Finance charges payable under finance leases		2		6		17

	Ps.	7,777	Ps.	6,701	Ps.	4,331

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

In November, 2013, Coca-Cola FEMSA issued U.S. $1,000 in aggregate principal amount of 2.375% senior notes due 2018, U.S. $750 in aggregate principal amount of 3.875% senior notes due 2023 and U.S. $400 in aggregate principal amount of 5.250% senior notes due 2043, in an SEC registered offering. These notes are guaranteed by its subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V. (“Guarantors”).

On December 4, 2007, the Company obtained the approval from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) for the issuance of long-term domestic senior notes (“Certificados Bursátiles”) in the amount of Ps. 10,000 (nominal amount) or its equivalent in investment units. As of December 31, 2014 the Company has issued the following domestic senior notes: i) on December 7, 2007, the Company issued domestic senior notes composed of Ps. 3,500 (nominal amount) with a maturity date on November 29, 2013 and a floating interest rate, which was paid at maturiry; ii) on December 7, 2007, the Company issued domestic senior notes in the amount of 637,587,000 investment units (Ps. 2,500 nominal amount), with a maturity date on November 24, 2017 and a fixed interest rate.

Coca-Cola FEMSA has the following debt bonds: a) registered with the Mexican stock exchange: i) Ps. 2,500 (nominal amount) with a maturity date in 2016 and a variable interest rate, ii) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.27% and iii) Ps. 7,500 (nominal amount) with a maturity date in 2023 and fixed interest rate of 5.46%; and b) registered with the SEC: i) Senior notes of U.S. $500 with interest at a fixed rate of 4.63% and maturity date on February 15, 2020, ii) Senior notes of U.S. $1,000 with interest at a fixed rate of 2.38% and maturity date on November 26, 2018, iii) Senior notes of U.S. $900 with interest at a fixed rate of 3.88% and maturity date on November 26, 2023 and iv) Senior notes of U.S. $600 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043 all of which are guaranteed by Coca-Cola FEMSA subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R.L. de C.V. (“Guarantors”).

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

In December 2015, Coca-Cola FEMSA prepaid in full outstanding Bank loans denominated in U.S. million dolars for a total amount of $450 (nominal amount).

Note 19. Other Income and Expenses

	2015		2014		2013
Gain on sale of shares (see Note 4)	Ps.	14	Ps.	—	Ps.	—
Gain on sale of long-lived assets		249		—		41
Gain on sale of other assets		—		276		170
Sale of waste material		41		44		43
Write off-contingencies (see Note 25.5)		—		475		120
Recoveries from previous years		16		89		—
Insurance rebates		17		18		—
Others		86		196		277

Other income	Ps.	423	Ps.	1,098	Ps.	651

Contingencies associated with prior acquisitions or disposals	Ps.	93	Ps.	—	Ps.	385
Loss on sale of long-lived assets		—		7		—
Impairment of long-lived assets		134		145		—
Disposal of long-lived assets (1)		416		153		122
Foreign exchange losses related to operating activities		917		147		99
Securities taxes from Colombia		30		69		51
Severance payments		285		277		190
Donations		362		172		119
Legal fees and other expenses from past acquisitions		223		31		110
Other		281		276		363

Other expenses	Ps.	2,741	Ps.	1,277	Ps.	1,439

(1)	Charges related to fixed assets retirement from ordinary operations and other long-lived assets.

Note 20. Financial Instruments

Fair Value of Financial Instruments

The Company measures the fair value of its financial assets and liabilities classified as level 2 applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2015 and 2014:

	December 31, 2015		December 31, 2014
	Level 1	Level 2	Level 1	Level 2
Derivative financial instrument (current asset)	—	523	—	384
Derivative financial instrument (non-current asset)	—	8,377	—	6,299
Derivative financial instrument (current liability)	270	89	313	34
Derivative financial instrument (non-current liability)	—	277	112	39

20.1 Total debt

The fair value of bank and syndicated loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2015 and 2014, which is considered to be level 1 in the fair value hierarchy.

	2015		2014
Carrying value	Ps.	91,864	Ps. 84,488
Fair value		91,551	86,595

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

At December 31, 2015, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2015		Fair Value Asset December 31, 2015
2017	Ps.	1,250	Ps.	(36)	Ps.	—
2019		76		(3)		—
2021		623		(62)		—
2022		574		(9)		—
2023		11,403		—		89

At December 31, 2014 the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2014		Fair Value Asset December 31, 2014
2017	Ps.	1,250	Ps.	(35)	Ps.	—
2023		11,403		(4)		12

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

At December 31, 2015, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2015		Fair Value Asset December 31, 2015
2016	Ps.	6,735	Ps.	(84)	Ps.	383

At December 31, 2014, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2014		Fair Value Asset December 31, 2014
2015	Ps.	4,411	Ps.	—	Ps.	298
2016		1,192		(26)		—

20.4 Options to purchase foreign currency

The Company has executed call option and collar strategies to reduce its exposure to the risk of exchange rate fluctuations. A call option is an instrument that limits the loss in case of foreign currency depreciation. A collar is a strategy that combines call and put options, limiting the exposure to the risk of exchange rate fluctuations in a similar way as a forward agreement.

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. Changes in the fair value of these options, corresponding to the intrinsic value, are initially recorded as part of “cumulative other comprehensive income”. Changes in the fair value, corresponding to the extrinsic value, are recorded in the consolidated income statements under the caption “market value gain/ (loss) on financial instruments,” as part of the consolidated net income. Net gain/(loss) on expired contracts including the net premium paid, is recognized as part of cost of goods sold when the hedged item is recorded in the consolidated income statements.

At December 31, 2015, the Company paid a net premium of Ps. 75 millions for the following outstanding call options to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2015		Fair Value Asset December 31, 2015
2016	Ps.	1,612	Ps.	—	Ps.	65

At December 31, 2014, the Company had the following outstanding collars agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2014		Fair Value Asset December 31, 2014
2015	Ps.	402	Ps.	—	Ps.	56

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

At December 31, 2015, the Company had the following outstanding cross currency swap agreements:

Maturity Date	Notional Amount		Fair Value Liability 2015		Fair Value Asset December 31, 2015
2017	Ps.	2,711	Ps.	—	Ps.	1,159
2018		30,714		—		2,216
2020		4,034		(116)		—
2023		12,670		—		4,859

At December 31, 2014, the Company had the following outstanding cross currency swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2014		Fair Value Asset December 31, 2014
2015	Ps.	30	Ps.	—	Ps.	6
2017		2,711		—		1,209
2018		33,410		—		3,002
2019		369		—		15
2023		12,670		—		2,060

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

The fair value of expired commodity price contract was recorded in cost of goods sold where the hedged item was recorded.

At December 31, 2015, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31 2015
2016	Ps.	1,497	Ps.	(190)

At December 31, 2015, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2015
2016	Ps.	436	Ps.	(84)

At December 31, 2014, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2014
2015	Ps.	1,341	Ps.	(285)
2016		952		(101)
2017		37		(2)

At December 31, 2014, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2014
2015	Ps.	361	Ps.	(12)
2016		177		(9)

20.7 Financial Instruments for CCFPI acquisition:

The Company’s call option related to the remaining 49% ownership interest in CCFPI is measured at fair value in its financial statements using a Level 3 concept. The call option had an estimated fair value of approximately Ps. 859 million at inception of the option, and approximately Ps. 456 million and Ps. 755 million as of December 31, 2015 and 2014, respectively. Significant observable inputs into that Level 3 estimate include the call option’s expected term (7 years at inception), risk free rate as expected return (LIBOR), a volatility (14.17%) and the underlying enterprise value of the CCFPI. The enterprise value of CCFPI for the purpose of this estimate was based on CCFPI’s long-term business plan. The Company uses Black & Scholes valuation technique to measure call option value. The Company acquired its 51% ownership interest in CCFPI in January 2013 and continues to integrate CCFPI into its global operations using the equity method of accounting, and currently believes that the underlying exercise price of the call option is “out of the money”. The Level 3 fair value of the Company’s put option related to its 51% ownership interest approximates zero as its exercise price as defined in the contract adjusts proportionately to the underlying fair value of CCFPI.

The Company estimates that the call option is “out of the money” as of December 31, 2015 and 2014. As of December 31, 2015 and 2014, the call option is “out of the money” by approximately 13.89% and 17.71% or U.S. $90 million and U.S. $107 million, respectively, with respect to the strike price.

20.8 Net effects of expired contracts that met hedging criteria

Type of Derivatives	Impact in Consolidated Income Statement	2015		2014		2013
Interest rate swaps	Interest expense	Ps.	—	Ps.	337	Ps.	214
Cross currency swap (1)	Interest expense		2,595		—		—
Cross currency swap (1)	Foreign exchange		(10,911)		—		—
Forward agreements to purchase foreign currency	Foreign exchange		(180)		38		(1,710)
Commodity price contracts	Cost of goods sold		619		291		362
Options to purchase foreign currency	Cost of goods sold		(21)		—		—
Forward agreements to purchase foreign currency	Cost of goods sold		(523)		22		—

(1)	This amount corresponds to the settlement of cross currency swaps portfolio in Brazil presented as part of the other financial activities in the consolidated statements of cash flow.

20.9 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2015		2014		2013
Interest rate swaps	Market value	Ps.	—	Ps.	10	Ps.	(7)
Cross currency swaps	gain (loss) on		(20)		59		33
Others	financial instruments		56		3		(19)

20.10 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2015		2014		2013
Cross-currency swaps	Market value	Ps.	204	Ps.	—	Ps.	—

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

The following disclosures provide a sensitivity analysis of the market risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to foreign exchange rates and commodity prices, which it considers in its existing hedging strategy:

Foreign Currency Risk	Change in Exchange Rate	Effect on Equity		Effect on Profit or Loss
2015
FEMSA (1)	+14% MXN/EUR	Ps.	(319)	Ps.	—
	+10% CLP/USD		(9)		—
	-10% CLP/USD		9		—
	-14% MXN/EUR		319		—
Coca-Cola FEMSA	+11% MXN/USD		(197)		—
	+21% BRL/USD		(387)		—
	+17% COP/USD		(113)		—
	+36% ARS/USD		(231)		—
	-11% MXN/USD		197		—
	-21% BRL/USD		387		—
	-17% COP/USD		113		—
	-36% ARS/USD		231		—
2014
FEMSA (1)	+9% MXN/EUR	Ps.	(278)	Ps.	—
	-9% MXN/EUR		278		—
Coca-Cola FEMSA	+7% MXN/USD		119		—
	+14% BRL/USD		96		—
	+9% COP/USD		42		—
	+11% ARS/USD		22		—
	-7% MXN/USD		(119)		—
	-14% BRL/USD		(96)		—
	-9% COP/USD		(42)		—
	-11% ARS/USD		(22)		—
2013
FEMSA (1)	+7% MXN/EUR	Ps.	(157)	Ps.	—
	-7%MXN/EUR		157		—
Coca-Cola FEMSA	+11% MXN/USD		67		—
	+13% BRL/USD		86		—
	+6% COP/USD		19		—
	-11% MXN/USD		(67)		—
	-13% BRL/USD		(86)		—
	-6% COP/USD		(19)		—

(1)	Does not include Coca-Cola FEMSA.

Cross Currency Swaps(1)(2)	Change in Exchange Rate	Effect on Equity		Effect on Profit or Loss
2015
FEMSA (3)	-11% MXN/USD	Ps.	—	Ps.	(2,043)
	+11% MXN/USD		—		2,043
Coca-Cola FEMSA	-11% MXN/USD		—		(938)
	-21% BRL/USD		(4,517)		(1,086)
	+11% MXN/USD		—		938
	+21% BRL/USD		4,517		1,086
2014
FEMSA (3)	-7% MXN/USD	Ps.	—	Ps.	(1,100)
	+7% MXN/USD		—		1,100
Coca-Cola FEMSA	-7% MXN/USD		—		(481)
	-14% BRL/USD		—		(3,935)
	+7% MXN/USD		—		415
	+14% BRL/USD		—		2,990
2013
FEMSA (3)	-11% MXN/USD	Ps.	—	Ps.	(1,581)
Coca-Cola FEMSA	-11% MXN/USD		—		(392)
	-13% BRL/USD		—		(3,719)

Net Cash in Foreign Currency(1)	Change in Exchange Rate	Effect on Profit or Loss
2015
FEMSA (3)	+14% EUR/+11% USD	Ps.	504
	-14% EUR/-11% USD		(504)
Coca-Cola FEMSA	+11% USD		(1,112)
	-11% USD		1,112
2014
FEMSA (3)	+9% EUR/+7% USD	Ps.	233
	-9% EUR/-7% USD		(233)
Coca-Cola FEMSA	+7% USD		(747)
	-7% USD		747
2013
FEMSA (3)	+7% EUR/+11% USD	Ps.	335
	-7% EUR/-11% USD		(335)
Coca-Cola FEMSA	+11% USD		(1,090)
	-11% USD		1,090

(1)	The sensitivity analysis effects include all subsidiaries of the Company.

(2)	Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.
(3)	Does not include Coca-Cola FEMSA.

Commodity Price Contracts (1)	Change in U.S.$ Rate	Effect on Equity
2015
Coca-Cola FEMSA	Sugar - 31%	Ps.	(406)
	Aluminum - 18%		(58)
2014
Coca-Cola FEMSA	Sugar - 27%	Ps.	(528)
	Aluminum - 17%		(87)
2013
Coca-Cola FEMSA	Sugar - 18%	Ps.	(298)
	Aluminum - 19%		(36)

(1)	Effects on commoditie price contracts are only in Coca-Cola FEMSA.

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

The following disclosures provide a sensitivity analysis of the interest rate risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which it considers in its existing hedging strategy:

Interest Rate Swap (1)	Change in Bps.		Effect on Equity
2015
FEMSA (2)	(100 Bps.	)	Ps.	(542)
Coca-Cola FEMSA	—			—
2014
FEMSA (2)	(100 Bps.	)	Ps.	(528)
Coca-Cola FEMSA	—			—
2013
FEMSA (2)	—			—
Coca-Cola FEMSA	(100 Bps.	)	Ps.	(32)

(1)	The sensitivity analysis effects include all subsidiaries of the Company.

(2)	Does not include Coca-Cola FEMSA.

Interest Effect of Unhedged Portion Bank Loans	2015		2014		2013
Change in interest rate		+100 Bps.		+100 Bps.		+100 Bps.
Effect on profit loss	Ps.	(192)	Ps.	(244)	Ps.	(332)

20.13 Liquidity risk

Each of the Company’s sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2015 and 2014, 82.66% and 80.66%, respectively of the Company’s outstanding consolidated total indebtedness was at the level of its sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, the Company’s management expects to continue financing its operations and capital requirements when it is considering domestic funding at the level of its sub-holding companies, otherwise; it is generally more convenient that its foreign operations would be financed directly through the Company because of better market conditions obtained by itself. Nonetheless, sub-holdings companies may decide to incur indebtedness in the future to finance their own operations and capital requirements of the Company’s subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, the Company depends on dividends and other distributions from its subsidiaries to service the Company’s indebtedness.

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

Ultimate responsibility for liquidity risk management rests with the Company’s board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short-, medium- and long-term funding and liquidity requirements. The Company manages liquidity risk by maintaining adequate cash reserves and continuously monitoring forecast and actual cash flows, and with a low concentration of maturities per year.

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

The Company presents the maturity dates associated with its long-term financial liabilities as of December 31, 2015, see Note 18. The Company generally makes payments associated with its long-term financial liabilities with cash generated from its operations.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows from derivative financial liabilities that are in place as of December 31, 2015. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2015.

	2016	2017		2018		2019		2020		2021 and thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps.5,929	Ps.	6,760	Ps.	20,286	Ps.	2,763	Ps.	11,024	Ps.	81,339
Loans from banks	3,522		1,763		964		818		869		627
Obligations under finance leases	112		100		96		92		77		172
Derivative financial liabilities	2,615		1,757		(55)		318		292		(4,294)

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

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the statement of financial position at 31 December 2015 and 2014 is the carrying amounts (see Note 7).

The credit risk on derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining in some cases a Credit Support Annex (CSA) that establishes margin requirements, which could change upon changes to the credit ratings given to the Company by independent rating agencies. As of December 31, 2015, the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

Note 21. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2015 and 2014 is as follows:

	December 31, 2015		December 31, 2014
Coca-Cola FEMSA	Ps.	58,340	Ps.	59,202
Other		1,992		447

	Ps.	60,332	Ps.	59,649

The changes in the FEMSA’s non-controlling interest were as follows:

	2015		2014		2013
Balance at beginning of the year	Ps.	59,649	Ps.	63,158	Ps.	54,902
Net income of non controlling interest (1)		5,593		5,929		6,233
Other comprehensive loss:		(2,999)		(6,265)		(910)
Exchange differences on translation of foreign operation		(3,110)		(6,264)		(664)
Remeasurements of the net defined benefits liability		75		(110)		(80)
Valuation of the effective portion of derivative financial instruments		36		109		(166)
Increase in capital stock		—		—		515
Acquisitions effects		1,133		—		5,550
Contribution from non-controlling interest		250		—		—
Dividends		(3,351)		(3,152)		(3,125)
Share based payment		57		(21)		(7)

Balance at end of the year	Ps.	60,332	Ps.	59,649	Ps.	63,158

(1)	For the years ended at 2015, 2014 and 2013, Coca-Cola FEMSA’s net income allocated to non-controlling interest was Ps. 94, Ps. 424 and Ps. 239, respectively.

Non controlling cumulative other comprehensive loss is comprised as follows:

	December 31, 2015	December 31, 2014
Exchange differences on translation foreign operation	Ps.(9,436)	Ps.(6,326)
Remeasurements of the net defined benefits liability	(241)	(316)
Valuation of the effective portion of derivative financial instruments	(93)	(129)

Cumulative other comprehensive loss	Ps.(9,770)	Ps.(6,771)

Coca-Cola FEMSA shareholders, especially the Coca-Cola Company which hold Series D shares, have some protective rights about investing in or disposing of significant businesses. However, these rights do not limit the continued normal operations of Coca-Cola FEMSA.

Summarized financial information in respect of Coca-Cola FEMSA is set out below.

	December 31, 2015		December 31, 2014
Total current assets	Ps.	40,717	Ps.	38,128
Total non-current assets		168,536		174,238
Total current liabilities		29,484		28,403
Total non-current liabilities		71,034		73,845
Total revenue	Ps.	152,360	Ps.	147,298
Total consolidated net income		10,329		10,966
Total consolidated comprehensive income	Ps.	5,033	Ps.	(1,005)
Net cash flow from operating activities		23,519		24,406
Net cash flow from used in investing activities		(10,945)		(11,137)
Net cash flow from financing activities		(8,567)		(11,350)

Note 22. Equity

22.1 Equity accounts

The capital stock of FEMSA is comprised of 2,161,177,770 BD units and 1,417,048,500 B units.

As of December 31, 2015 and 2014, the capital stock of FEMSA was comprised 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital stock amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock amount.

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

As of December 31, 2015 and 2014, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270

Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540

Total shares	7,085,242,500	10,805,888,850	17,891,131,350

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2015 and 2014, this reserve amounted to Ps. 596.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except when capital reductions come from restated shareholder contributions and when the distributions of dividends come from net taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. Due to the Mexican Tax Reform, a new Income Tax Law (LISR) went into effect on January 1, 2014. Such law no longer includes the tax consolidation regime which allowed calculating the CUFIN on a consolidated basis; therefore, beginning in 2014, distributed dividends must be taken from the individual CUFIN balance of FEMSA, which can be increased with the subsidiary companies’ individual CUFINES through the transfers of dividends. The sum of the individual CUFIN balances of FEMSA and its subsidiaries as of December 31, 2015 amounted to Ps. 91,248.

In addition, the new LISR sets forth that entities that distribute dividends to its stockholders who are individuals and foreign residents must withhold 10% thereof for ISR purposes, which will be paid in Mexico. The foregoing will not be applicable when distributed dividends arise from the accumulated CUFIN balances as December 31, 2013.

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

At an ordinary shareholders’ meeting of FEMSA held on March 19, 2015, the shareholders approved a dividend of Ps. 7,350 that was paid 50% on May 7, 2015 and other 50% on November 5, 2015; and a reserve for share repurchase of a maximum of Ps. 3,000. As of December 31, 2015, the Company has not repurchased shares. Treasury shares resulted from share-based payment bonus plan are disclosed in Note 17.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 12, 2015, the shareholders approved a dividend of Ps. 6,405 that was paid 50% on May 5, 2015 and other 50% on November 3, 2015. The corresponding payment to the non-controlling interest was Ps. 3,340.

For the years ended December 31, 2015, 2014 and 2013 the dividends declared and paid by the Company and Coca-Cola FEMSA were as follows:

	2015		2014		2013
FEMSA	Ps.	7,350	Ps.	—	Ps.	13,368
Coca-Cola FEMSA (100% of dividend)		6,405		6,012		5,950

For the years ended December 31, 2015 and 2014 the dividends declared and paid per share by the Company are as follows:

Series of Shares	2015		2014
“B”	Ps.	0.36649	Ps.	—
“D”		0.45811		—

22.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2015 and 2014.

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

	2015				2014				2013
	Per Series “B” Shares		Per Series “D” Shares		Per Series “B” Shares		Per Series “D” Shares		Per Series “B” Shares		Per Series “D” Shares
Shares expressed in millions:
Weighted average number of shares for basic earnings per share		9,241.91		8,626.69		9,240.54		8,621.18		9,238.69		8,613.80
Effect of dilution associated with non-vested shares for share based payment plans		4.51		18.02		5.88		23.53		7.73		30.91

Weighted average number of shares adjusted for the effect of dilution (Shares outstanding)		9,246.42		8,644.71		9,246.42		8,644.71		9,246.42		8,644.71
Dividend rights per series (see note 22.1)		100%		125%		100%		125%		100%		125%

Weighted average number of shares further adjusted to reflect dividend rights		9,246.42		10,805.89		9,246.42		10,805.89		9,246.42		10,805.89

Allocation of earnings, weighted		46.11%		53.89%		46.11%		53.89%		46.11%		53.89%

Net Controlling Interest Income Allocated	Ps.	8,153.84	Ps.	9,529.04	Ps.	7,701.08	Ps.	8,999.92	Ps.	7,341.74	Ps.	8,579.98

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

•

The repeal of the existing tax consolidation regime, which was effective as of January 1, 2014, modified the payment term of a tax on assets payable of Ps. 180, which will be paid over the following 5 years instead of an indefinite term. Additionally, deferred tax assets and liabilities associated with the Company’s subsidiaries in Mexico are no longer offset as of December 31, 2015 and 2014, as the future income tax balances are expected to reverse in periods where the Company is no longer consolidating these entities for tax purposes and the right of offset does not exist; and

•

The introduction of an new optional tax integration regime (a modified form of tax consolidation), which replaces the previous tax consolidation regime. The new optional tax integration regime requires an equity ownership of at least 80% for qualifying subsidiaries and would allow the Company to defer the annual tax payment of its profitable participating subsidiaries for a period equivalent to 3 years to the extent their individual tax expense exceeds the integrated tax expense of the Company.

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

On December 30, 2015, the Venezuelan government published a tax reform for 2016 which establishes: (i) a new tax on financial transactions that will be effective beginning February 1, 2016, for those identified as “special taxpayers” at a rate of 0.75% over certain financial transactions, including bank withdraws, transfers of bonds and securities, payments of debts not utilizing a bank account and forgiveness of debt; and (ii) elimination of inflationary effects on calculations of income tax.

In Guatemala, the income tax rate for 2014 was 28.0% and it decreased for 2015 to 25.0%, as scheduled.

In 2009, Nicaragua established rules related with transfer pricing. This obligation originally would be effective on January 1, 2016, but the National Assembly passed an amendment to postpone the measure until June 30, 2017.

In Brazil, since July 2015, all the financial revenues (except exchange variance) have been subjected to Federal Social Contributions at the rate of 4.65%.

Also in Brazil, starting 2016 the rates of value-added tax in certain states will be changed as follows: Mato Grosso do Sul – from 17% to 20%; Minas Gerais - the tax rate will remain at 18% but there will be an additional 2% as a contribution to poverty eradication just for the sales to non-taxpayer (final consumers); Rio de Janeiro - the contribution related to poverty eradication fund will be increased from 1% to 2% effectively in April; Paraná - the rate will be reduced to 16% but a rate of 2% as a contribution to poverty eradication will be charged on sales to non-taxpayers.

Additionally in Brazil, starting on January 1st, 2016, the rates of federal production tax will be reduced and the rates of the federal sales tax will be increased. Coca-Cola FEMSA estimates the average of these taxes over the net sales would move from 14.4% in 2015 to 15.5% in 2016.

24.1 Income Tax

The major components of income tax expense for the years ended December 31, 2015, 2014 and 2013 are:

	2015		2014		2013
Current tax expense	Ps.	9,879	Ps.	7,810	Ps.	7,855
Deferred tax expense:
Origination and reversal of temporary differences		826		1,303		257
(Recognition) application of tax losses		(2,789)		(2,874)		(212)

Total deferred tax (income) expense		(1,963)		(1,571)		45
Change in the statutory rate (1)		16		14		(144)

	Ps.	7,932	Ps.	6,253	Ps.	7,756

(1)	Effect in 2013 because of 2014 Mexican Tax Reform.

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	2015		2014		2013
Unrealized loss (gain) on cash flow hedges	Ps.	93	Ps.	219	Ps.	(128)
Unrealized gain on available for sale securities		—		—		(1)
Exchange differences on translation of foreign operations		1,699		(60)		1,384
Remeasurements of the net defined benefit liability		49		(49)		(56)
Share of the other comprehensive income of associates and joint ventures		193		189		(1,203)

Total income tax cost (benefit) recognized in OCI	Ps.	2,034	Ps.	299	Ps.	(4)

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Mexican statutory income tax rate	30.0%	30.0%	30.0%
Difference between book and tax inflationary values and translation effects	(1.3%)	(3.1%)	(0.2%)
Annual inflation tax adjustment	(1.5%)	(4.4%)	(1.2%)
Difference between statutory income tax rates	0.4%	0.9%	1.2%
Non-deductible expenses	3.3%	3.7%	1.0%
Taxable (non-taxable) income, net	(0.3%)	(1.1%)	0.7%
Change in the statutory Mexican tax rate	0.1%	0.1%	(0.6%)
Others	0.8%	0.2%	—

	31.5%	26.3%	30.9%

Deferred Income Tax Related to:

	Consolidated Statement of Financial Position as of				Consolidated Statement of Income
	December 31, 2015		December 31, 2014		2015		2014		2013
Allowance for doubtful accounts	Ps.	(128)	Ps.	(242)	Ps.	93	Ps.	(106)	Ps.	(24)
Inventories		66		132		(14)		77		(2)
Other current assets		120		114		21		(18)		109
Property, plant and equipment, net		(1,858)		(1,654)		(314)		(968)		(630)
Investments in associates and joint ventures		307		(176)		684		87		115
Other assets		99		226		(52)		422		(2)
Finite useful lived intangible assets		419		246		201		(133)		236
Indefinite lived intangible assets		146		75		84		(195)		88
Post-employment and other long-term employee benefits		(672)		(753)		86		(92)		30
Derivative financial instruments		127		(38)		165		(99)		62
Provisions		(1,209)		(1,318)		(8)		(477)		(164)
Temporary non-deductible provision		2,486		2,534		735		2,450		562
Employee profit sharing payable		(311)		(268)		(43)		(13)		(27)
Tax loss carryforwards		(5,272)		(3,249)		(2,789)		(2,874)		(212)
Cumulative other comprehensive income (1)		(171)		(303)		—		—		—
Exchange differences on translation of foreign operations in OCI		3,834		2,135		—		—		—
Other liabilities		(46)		(96)		(113)		475		(131)

Deferred tax (income) expense					Ps.	(1,264)	Ps.	(1,464)	Ps.	10
Deferred tax income net recorded in share of the profit of associates and joint ventures accounted for using the equity method						(683)		(93)		(109)

Deferred tax (income) expense, net					Ps.	(1,947)	Ps.	(1,557)	Ps.	(99)

Deferred income taxes, net		(2,063)		(2,635)
Deferred tax asset		(8,293)		(6,278)
Deferred tax liability	Ps.	6,230	Ps.	3,643

(1)	Deferred tax related to derivative financial instruments and remeasurements of the ned defined benefit liability.

Deferred tax related to Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI as of the year:	2015		2014
Unrealized loss (gain) on derivative financial instruments	Ps.	105	Ps.	12
Remeasurements of the net defined benefit liability		(275)		(315)

Total deferred tax income related to OCI	Ps.	(170)	Ps.	(303)

The changes in the balance of the net deferred income tax asset are as follows:

	2015		2014		2013
Initial balance	Ps.	(2,635)	Ps.	(799)	Ps.	(1,328)
Deferred tax provision for the year		(1,963)		(1,571)		45
Change in the statutory rate		16		14		(144)
Deferred tax income net recorded in share of the profit of associates and joint ventures accounted for using the equity method		683		93		109
Acquisition of subsidiaries (see Note 4)		(161)		(516)		647
Effects in equity:
Unrealized loss (gain) on cash flow hedges		184		109		(149)
Unrealized gain on available for sale securities		—		—		(1)
Exchange differences on translation of foreign operations		1,729		617		2
Remeasurements of the net defined benefit liability		121		(427)		102
Retained earnings of associates		(396)		(180)		(121)
Restatement effect of beginning balances associated with hyperinflationary economies		359		25		39

Ending balance	Ps.	(2,063)	Ps.	(2,635)	Ps.	(799)

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes are levied by the same tax authority.

Tax Loss Carryforwards

The subsidiaries in Mexico and South America have tax loss carryforwards. The tax losses carryforwards and their years of expiration are as follows:

Year	Tax Loss Carryforwards
2020	Ps.	23
2021		8
2022		13
2023 and thereafter		5,529
No expiration (South America)		10,890

	Ps.	16,463

During 2013 Coca-Cola FEMSA completed certain acquisitions in Brazil as disclosed in Note 4. In connection with those acquisition Coca-Cola FEMSA recorded certain goodwill balances that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of NOLs in Brazil. NOLs in Brazil have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2015, Coca-Cola FEMSA believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly no valuation allowance has been provided.

The changes in the balance of tax loss carryforwards are as follows:

	2015		2014
Balance at beginning of the year	Ps.	8,734	Ps.	558
Additions		8,545		8,199
Additions from acquisitions		825		—
Usage of tax losses		(215)		(45)
Translation effect of beginning balances		(1,426)		22

Balance at end of the year	Ps.	16,463	Ps.	8,734

There were no withholding taxes associated with the payment of dividends in either 2015, 2014 or 2013 by the Company to its shareholders.

The Company has determined that undistributed profits of its subsidiaries, joint ventures or associates will not be distributed in the foreseeable future. The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized, aggregate to Ps. 44,082 (December 31, 2014: Ps. 43,394 and December 31, 2013: Ps. 44,920).

24.2 Other taxes

The operations in Guatemala, Nicaragua, Colombia and Argentina are subject to a minimum tax, which is based primary on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

Note 25. Other Liabilities, Provisions, Contingencies and Commitments

25.1 Other current financial liabilities

	December 31, 2015		December 31, 2014
Sundry creditors	Ps.	4,336	Ps.	4,515
Derivative financial instruments		358		347
Others		15		—

Total	Ps.	4,709	Ps.	4,862

The carrying value of short-term payables approximates its fair value as of December 31, 2015 and 2014.

25.2 Provisions and other long term liabilities

	December 31, 2015		December 31, 2014
Provisions	Ps.	3,415	Ps.	4,285
Taxes payable		458		444
Others		1,334		890

Total	Ps.	5,207	Ps.	5,619

25.3 Other financial liabilities

	December 31, 2015		December 31, 2014
Derivative financial instruments	Ps.	277	Ps.	151
Security deposits		218		177

Total	Ps.	495	Ps.	328

25.4 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these loss contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2015 and 2014:

	December 31, 2015		December 31, 2014
Indirect taxes	Ps.	1,725	Ps.	2,271
Labor		1,372		1,587
Legal		318		427

Total	Ps.	3,415	Ps.	4,285

25.5 Changes in the balance of provisions recorded

25.5.1 Indirect taxes

	December 31, 2015		December 31, 2014		December 31, 2013
Balance at beginning of the year	Ps.	2,271	Ps.	3,300	Ps.	1,263
Penalties and other charges		21		220		1
New contingencies		84		38		263
Reclasification in tax contingencies with Heineken		—		1,349		—
Contingencies added in business combination		—		1,190		2,143
Cancellation and expiration		(205)		(798)		(5)
Payments		(214)		(2,517)		(303)
Current portion		—		—		(163)
Brazil amnesty adoption		—		(599)		—
Effects of changes in foreign exchange rates		(232)		88		101

Balance at end of the year	Ps.	1,725	Ps.	2,271	Ps.	3,300

During 2014, Coca-Cola FEMSA took advantage of a Brazilian tax amnesty program. The settlement of certain outstanding matters under that amnesty program generated a benefit Ps. 455 which is reflected in other income during the year ended December 31, 2014 (see Note 19).

25.5.2 Labor

	December 31, 2015		December 31, 2014		December 31, 2013
Balance at beginning of the year	Ps.	1,587	Ps.	1,063	Ps.	934
Penalties and other charges		210		107		139
New contingencies		44		145		187
Contingencies added in business combination		—		442		157
Cancellation and expiration		(102)		(53)		(226)
Payments		(114)		(57)		(69)
Effects of changes in foreign exchange rates		(253)		(60)		(59)

Balance at end of the year	Ps.	1,372	Ps.	1,587	Ps.	1,063

A roll forward for legal contingencies is not disclosed because the amounts are not considered to be material.

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

25.6 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of December 31, 2015 is Ps. 29,502. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such several proceedings will not have a material effect on its consolidated financial position or result of operations.

Included in this amount Coca-Cola FEMSA has tax contingencies, amounting to approximately Ps. 19,133, with loss expectations assessed by management and supported by the analysis of legal counsel which it considers possible. Among these possible contingencies, are Ps. 5,770 in various tax disputes related primarily to credits for ICMS (VAT) and Tax credits over raw materials acquired from Free Trade Zone Manaus (IPI). Possible claims also include Ps. 11,613 related to the disallowance of IPI credits on the acquisition of inputs from the Manaus Free Trade Zone. Cases related to these matters are pending final decision at the administrative level. Possible claims also include Ps. 1,348 related to compensation of federal taxes not approved by the IRS (Tax authorities). Cases related to these matters are pending final decision in the administrative and judicial spheres. Finally, possible claims include Ps. 402 related to the requirement by the Tax Authorities of State of São Paulo for ICMS (VAT), interest and penalty due to the alleged underpayment of tax arrears for the period 1994-1996. Coca-Cola FEMSA is defending its position in these matters and final decision is pending in court. In addition, the Company has Ps. 4,586 in unsettled indirect tax contingencies regarding indemnification accorded with Heineken over FEMSA Cerveza. These matters are related to different Brazilian federal taxes which are pending final decision.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiary operates. The Company does not expect any material liability to arise from these contingencies.

25.7 Collateralized contingencies

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 3,569 and Ps. 3,026 as of December 31, 2015 and 2014, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies (see Note 13).

25.8 Commitments

As of December 31, 2015, the Company has contractual commitments for finance leases for machinery and transport equipment and operating lease for the rental of production machinery and equipment, distribution and computer equipment, and land for FEMSA Comercio’s operations.

The contractual maturities of the operating lease commitments by currency, expressed in Mexican pesos as of December 31, 2015, are as follows:

	Mexican Pesos		U.S. Dollars		Others
Not later than 1 year	Ps.	3,768	Ps.	200	Ps.	1
Later than 1 year and not later than 5 years		13,262		782		13
Later than 5 years		16,742		330		2

Total	Ps.	33,772	Ps.	1,312	Ps.	16

Rental expense charged to consolidated net income was Ps. 6,088, Ps. 4,988 and Ps. 4,345 for the years ended December 31, 2015, 2014 and 2013, respectively.

Future minimum lease payments under finance leases with the present value of the net minimum lease payments are as follows:

	2015 Minimum Payments		Present Value of Payments		2014 Minimum Payments		Present Value of Payments
Not later than 1 year	Ps.	109	Ps.	91	Ps.	299	Ps.	263
Later than 1 year and not later than 5 years		359		327		533		504
Later than 5 years		166		149		63		64

Total mínimum lease payments		634		567		895		831
Less amount representing finance charges		67		—		64		—
Present value of minimum lease payments		567		567		831		831

The Company through its subsidiary Coca-Cola FEMSA has firm commitments for the purchase of property, plant and equipment of Ps. 92 as December 31, 2015.

Note 26. Information by Segment

The analytical information by segment is presented considering the Company’s business units (as defined in Note 1) based on its products and services, which is consistent with the internal reporting presented to the Chief Operating Decision Maker. A segment is a component of the Company that engages in business activities from which it earns revenues, and incurs the related costs and expenses, including revenues, costs and expenses that relate to transactions with any of Company’s other components. All segments’ operating results are reviewed regularly by the Chief Operating Decision Maker, which makes decisions about the resources that would be allocated to the segment and to assess its performance, and for which financial information is available.

Inter-segment transfers or transactions are entered into and presented under accounting policies of each segment, which are the same to those applied by the Company. Intercompany operations are eliminated and presented within the consolidation adjustment column included in the tables below.

a) By Business Unit:

2015	Coca-Cola FEMSA	FEMSA Comercio- Retail Division	FEMSA Comercio- Fuel Division	CB Equity	Other (1)	Consolidation Adjustments	Consolidated
Total revenues	Ps. 152,360	Ps. 132,891	Ps. 18,510	Ps. —	Ps. 22,774	Ps. (14,946)	Ps. 311,589
Intercompany revenue	3,794	—	—	—	11,152	(14,946)	—
Gross profit	72,030	47,291	1,420	—	5,334	(2,896)	123,179
Administrative expenses	—	—	—	—	—	—	11,705
Selling expenses	—	—	—	—	—	—	76,375
Other income	—	—	—	—	—	—	423
Other expenses	—	—	—	—	—	—	(2,741)
Interest expense	(6,337)	(634)	(78)	—	(1,269)	541	(7,777)
Interest income	414	31	35	18	1,067	(541)	1,024
Other net finance expenses (3)	—	—	—	—	—	—	(865)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	14,725	10,130	164	8	208	(72)	25,163
Income taxes	4,551	956	28	2	2,395	—	7,932
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	155	(10)	—	5,879	21	—	6,045

Consolidated net income	—	—	—	—	—	—	23,276

Depreciation and amortization (2)	7,144	3,336	63	—	282	—	10,825
Non-cash items other than depreciation and amortization	1,443	280	17	—	326	—	2,066

Investments in associates and joint ventures	17,873	744	19	92,694	401	—	111,731
Total assets	210,249	67,211	3,230	95,502	49,213	(16,073)	409,332
Total liabilities	101,514	44,783	2,752	4,202	30,298	(16,073)	167,476
Investments in fixed assets (4)	11,484	6,048	228	—	1,448	(323)	18,885

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; loss on monetary position for subsidiaries in hyperinflationary economies; and market value gain on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

2014	Coca-Cola FEMSA	FEMSA Comercio- Retail Division	CB Equity	Other (1)	Consolidation Adjustments	Consolidated
Total revenues	Ps. 147,298	Ps. 109,624	Ps. —	Ps. 20,069	Ps. (13,542)	Ps. 263,449
Intercompany revenue	3,475	—	—	10,067	(13,542)	—
Gross profit	68,382	39,386	—	4,871	(2,468)	110,171
Administrative expenses	—	—	—	—	—	10,244
Selling expenses	—	—	—	—	—	69,016
Other income	—	—	—	—	—	1,098
Other expenses	—	—	—	—	—	(1,277)
Interest expense	(5,546)	(686)	—	(1,093)	624	(6,701)
Interest income	379	23	16	1,068	(624)	862
Other net finance expenses (3)	—	—	—	—	—	(1,149)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	14,952	7,959	8	905	(80)	23,744
Income taxes	3,861	541	2	1,849	—	6,253
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	(125)	37	5,244	(17)	—	5,139

Consolidated net income	—	—	—	—	—	22,630

Depreciation and amortization (2)	6,949	2,872	—	193	—	10,014
Non-cash items other than depreciation and amortization	693	204	—	87	—	984

Investments in associates and joint ventures	17,326	742	83,710	381	—	102,159
Total assets	212,366	43,722	85,742	51,251	(16,908)	376,173
Total liabilities	102,248	31,860	2,005	26,846	(16,908)	146,051
Investments in fixed assets (4)	11,313	5,191	—	1,955	(296)	18,163

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; loss on monetary position for subsidiaries in hyperinflationary economies; and market value gain on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

2013	Coca-Cola FEMSA		FEMSA Comercio- Retail Division		CB Equity		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	156,011	Ps.	97,572	Ps.	—	Ps.	17,254	Ps.	(12,740)	Ps.	258,097
Intercompany revenue		3,116		—		—		9,624		(12,740)		—
Gross profit		72,935		34,586		—		4,670		(2,537)		109,654
Administrative expenses		—		—		—		—		—		9,963
Selling expenses		—		—		—		—		—		69,574
Other income		—		—		—		—		—		651
Other expenses		—		—		—		—		—		(1,439)
Interest expense		(3,341)		(601)		—		(865)		476		(4,331)
Interest income		654		5		12		1,030		(476)		1,225
Other net finance expenses (3)		—		—		—		—		—		(1,143)
Income before income taxes and share of the profit of associate and joint ventures accounted for using the equity method		17,224		2,890		4		5,120		(158)		25,080
Income taxes		5,731		339		1		1,685		—		7,756
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		289		11		4,587		(56)		—		4,831

Consolidated net income		—		—		—		—		—		22,155

Depreciation and amortization (2)		7,132		2,443		—		121		—		9,696
Non-cash items other than depreciation and amortization		12		197		—		108		—		317

Investments in associates and joint ventures		16,767		734		80,351		478		—		98,330
Total assets		216,665		39,617		82,576		45,487		(25,153)		359,192
Total liabilities		99,512		37,858		1,933		21,807		(24,468)		136,642
Investments in fixed assets (4)		11,703		5,683		—		831		(335)		17,882

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; loss on monetary position for subsidiaries in hyperinflationary economies; and market value gain on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

b) By Geographic Area:

The Company aggregates geographic areas into the following for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama) and (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia, Chile and Venezuela). Venezuela operates in an economy with exchange controls and hyper-inflation; and as a result, it is not aggregated into the South America area, (iii) Europe (comprised of the Company’s equity method investment in Heineken) and (iv) the Asian division comprised of the Coca Cola FEMSA’s equity method investment in CCFPI (Philippines) which was acquired in January 2013.

Geographic disclosure for the Company is as follow:

2015	Total Revenues		Total Non Current Assets
Mexico and Central America (1)(2)	Ps.	228,563	Ps.	158,506
South America (3)		74,928		67,568
Venezuela		8,904		3,841
Europe		—		92,694
Consolidation adjustments		(806)		—

Consolidated	Ps.	311,589	Ps.	322,609

2014	Total Revenues		Total Non Current Assets
Mexico and Central America (1)(2)	Ps.	186,736	Ps.	139,899
South America (3)		69,172		67,078
Venezuela		8,835		6,374
Europe		—		83,710
Consolidation adjustments		(1,294)		—

Consolidated	Ps.	263,449	Ps.	297,061

2013	Total Revenues
Mexico and Central America (1)(2)	Ps.	171,726
South America (3)		55,157
Venezuela		31,601
Europe		—
Consolidation adjustments		(387)

Consolidated	Ps.	258,097

(1)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 218,809, Ps. 178,125 and Ps. 163,351 during the years ended December 31, 2015, 2014 and 2013, respectively. Domestic (Mexico only) non-current assets were Ps. 157,080 and Ps. 138,662, as of December 31, 2015, and December 31, 2014, respectively.
(2)

Coca-Cola FEMSA’s Asian division consists of the 51% equity investment in CCFPI (Philippines) which was acquired in 2013, and is accounted for using the equity method of accounting (see Note 10). The equity in earnings of the Asian division were Ps. 86, Ps. (334) and Ps. 108 in 2015, 2014 and 2013, respectively as is the equity method investment in CCFPI was Ps. 9,996, Ps. 9,021 and Ps. 9,398 this is presented as part of the Company’s corporate operations in 2015, 2014 and 2013, respectively and thus disclosed net in the table above as part of the “Total Non Current assets” in the Mexico & Central America division. However, the Asian division is represented by the following investee level amounts, prior to reflection of the Company’s 51% equity interest in the accompanying consolidated financial statements: revenues Ps. 19,576, Ps. 16,548 and Ps. 13,438, gross profit Ps. 5,325, Ps. 4,913 and Ps. 4,285, income before income taxes Ps. 334, Ps. 664 and Ps. 310, depreciation and amortization Ps. 2,369, Ps. 643 and Ps. 1,229, total assets Ps. 22,002 Ps. 19,877 and Ps. 17,232, total liabilities Ps. 6,493, Ps. 6,614 and Ps. 4,488, capital expenditures Ps. 1,778, Ps. 2,215 and Ps. 1,889, as of December 31, 2015, 2104 and 2013, respectively.
(3)	South America includes Brazil, Argentina, Colombia, Chile and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 39,749, Ps. 45,799 and Ps. 31,138 during the years ended December 31, 2015, 2014 and 2013, respectively. Brazilian non-current assets were Ps. 44,851 and Ps. 51,587, as of December 31, 2015 and December 31, 2014, respectively. South America revenues include Colombia revenues of Ps. 14,283, Ps. 14,207 and Ps. 13,354 during the years ended December 31, 2015, 2014 and 2013, respectively. Colombia non-current assets were Ps. 12,755 and Ps. 12,933, as of December 31, 2015 and December 31, 2014, respectively. South America revenues include Argentina revenues of Ps. 14,004, Ps. 9,714 and Ps. 10,729 during the years ended December 31, 2015, 2014 and 2013, respectively. Argentina non-current assets were Ps. 2,861 and Ps. 2,470, as of December 31, 2015 and December 31, 2014, respectively. South America revenues include Chile revenues of Ps. 7,586 during the year ended December 31, 2015. Chile non-current assets were Ps. 7,031, as of December 31, 2015.

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

IFRS 15, Revenue from Contracts with Customers

IFRS 15, “Revenue from Contracts with Customers”, was originally issued in May 2014 and applies to annual reporting periods beginning on or after January 1, 2018, earlier application is permitted. Revenue is recognized as control is passed, either over time or at a point in time.

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry specific guidance. In applying the revenue model to contracts within its scope, an entity will: 1) Identify the contract(s) with a customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to the performance obligations in the contract; 5) Recognize revenue when (or as) the entity satisfies a performance obligation. Also, an entity needs to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company has yet to complete its evaluation of whether there will be a significant impact as a consequence of this standard’s adoption; nonetheless most of the Company’s operations are at a single point in time, which is when the Company transfers goods or services to a customer. The Company does not expect a potential impact on its consolidated financial statements and the Company expects to complete its evaluation during 2017.

IFRS 16, Leases

IFRS 16 “Leases” was issued in January 2016 and supersedes IAS 17 “Leases” and related interpretations. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for periods beginning on or after 1 January 2019, with earlier adoption permitted if IFRS 15 ‘Revenue from Contracts with Customers’ has also been applied.

Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the life of the lease.

The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined. If that rate cannot be readily determined, the lessee shall use their incremental borrowing rate. However, a lessee may elect to account for lease payments as an expense on a straight-line basis over the lease term for leases with a lease term of 12 months or less and containing no purchase options (this election is made by class of underlying asset); and leases where the underlying asset has a low value when new, such as personal computers or small items of office furniture (this election can be made on a lease-by-lease basis). The Company has yet to complete its evaluation whether there will be a potential impact as a consequence of this standard’s adoption, although given the nature of the Company’s operations, it will expect a significant impact on its consolidated financial statements.

Amendments to IAS 7, Disclosure Initiative

The amendments to IAS 7 Statement of Cash Flows, require that the following changes in liabilities arising from financing activities be disclosed separately from changes in other assets and liabilities: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. One way to fulfill the new disclosure requirement is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities. The new disclosure requirements also relate to changes in financial assets if they meet the same definition.

These amendments are effective for annual periods beginning on or after 1 January 2017 with earlier application permitted, and entities need not provide comparative information when they first apply them. The Company is in the process of assessing the potential impacts from the adoption of these amendments in its financial statements.

Note 28. Subsequent Events

In January 18, 2016, Eduardo Padilla Silva replaced Daniel Rodriguez Cofré as our Chief Financial and Corporate Officer, and Mr. Rodriguez Cofré replaced Mr. Padilla Silva as Chief Executive Officer of FEMSA Comercio.

In February 17, 2016, the president of Venezuela announced a devaluation of the official exchange rate of 37% and moved the existing three-tier exchange rates system into dual system as part of a package of economic policies aimed to face the economic crisis from the OPEC member-countries. The official exchange rate (6.30 bolivars per U.S. dollar as of December 31, 2015) and the SICAD exchange rate (13.50 bolivars per U.S. dollar as of December 31, 2015), were merged into a new official exchange rate at 10 bolivars per U.S. dollar. The SIMADI exchange rate was maintained in the same conditions.

On February 23, 2016, the Company’s Board of Directors agreed to propose the payment of a cash dividend in the amount of Ps. 8,355 to be paid in two equal installments as of May 5, 2016 and November 3, 2016. This ordinary dividend was approved at the Annual Shareholders meeting on March 8, 2016.

On March 10, 2016, the Venezuelan government announced that it was replacing the SIMADI exchange rate with a new market based exchange rate known as Divisas Complementarias, or DICOM, and the official exchange rate with a preferential exchange rate denominated Divisa Protegida, or DIPRO. The DIPRO exchange rate was 10 bolivars per U.S. dollar, and such exchange rate may be used to settle imports of a list of goods and raw materials, (which as of the date of this financial statements has not been published). The DICOM exchange rate as of April 15, 2016 was 339.45 bolivars per U.S. dollar. Coca-Cola FEMSA will closely monitor developments in this area, which may affect the exchange rate(s) used prospectively.

In March 2016, we issued EUR 1,000 million in 1.750% senior unsecured notes due 2023 with a total yield of 1.824%. The proceeds from this issuance will be used for general corporate purposes, improving our cost of debt and financial flexibility.

On April 11, 2016, Coca-Cola FEMSA paid Ps. 2,500 million aggregate principal amounts of 5-year floating rate domestic bonds (nominal amount).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive and Supervisory Board of Heineken N.V.

We have audited the accompanying consolidated statement of financial position of Heineken N.V. and its subsidiaries (the “Company”) as of December 31, 2015 and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the years ended December 31, 2014 and December 31, 2013, before the effects of adjustments to retrospectively apply the change in composition of operating segments discussed in Note 5 to the consolidated financial statements, were audited by other auditors whose reports, dated February 10, 2015 and February 11, 2014, respectively, expressed an unqualified opinion on those statements.

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

In our opinion, such 2015 consolidated financial statements present fairly, in all material respects, the financial position of Heineken N.V. and its subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited the adjustments to the 2014 and 2013 consolidated financial statements to retrospectively apply the change in composition of operating segments, as discussed in Note 5 to the consolidated financial statements. Our procedures included (1) comparing the adjusted amounts of segment revenues, operating income, and assets to the Company’s underlying analysis and (2) testing the mathematical accuracy of the reconciliation of segment amounts to the consolidated financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2014 or 2013 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2014 or 2013 consolidated financial statements taken as a whole.

/s/ Deloitte Accountants B.V.

Amsterdam, the Netherlands

February 9, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Executive and Supervisory Board of Heineken N.V.

We have audited, before the effects of the adjustments to retrospectively apply the changes in operating segments as described in note 5, the consolidated statements of financial position of Heineken N.V. and subsidiaries as of December 31, 2014, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statement of changes in equity for each of the years in the two-year period then ended. The 2014 and 2013 financial statements before the effects of the adjustments discussed in note 5 are not presented herein. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above, before the effects of the adjustments to retrospectively apply the changes in operating segments as described in note 5, present fairly, in all material respects, the financial position of Heineken N.V. and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for each of the years in the two-year period then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the changes in operating segments as described in note 5 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by a successor auditor.

/s/ KPMG Accountants N.V.

Amsterdam, the Netherlands

February 10, 2015

Financial statements

Consolidated Income Statement

	Note	2015	2014	2013
For the year ended 31 December
In millions of EUR
Revenue	5	20,511	19,257	19,203
Other income	8	411	93	226
Raw materials, consumables and services	9	(12,931)	(12,053)	(12,186)
Personnel expenses	10	(3,322)	(3,080)	(3,108)
Amortisation, depreciation and impairments	11	(1,594)	(1,437)	(1,581)
Total expenses		(17,847)	(16,570)	(16,875)
Results from operating activities		3,075	2,780	2,554
Interest income	12	60	48	47
Interest expenses	12	(412)	(457)	(579)
Other net finance income/(expenses)	12	(57)	(79)	(61)
Net finance expenses		(409)	(488)	(593)
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	16	172	148	146
Profit before income tax		2,838	2,440	2,107
Income tax expense	13	(697)	(732)	(520)
Profit		2,141	1,708	1,587
Attributable to:
Equity holders of the Company (net profit)		1,892	1,516	1,364
Non-controlling interests		249	192	223
Profit		2,141	1,708	1,587

Weighted average number of shares – basic	23	572,292,454	574,945,645	575,062,357
Weighted average number of shares – diluted	23	572,944,188	576,002,613	576,002,613
Basic earnings per share (EUR)	23	3.31	2.64	2.37
Diluted earnings per share (EUR)	23	3.30	2.63	2.37

Financial statements

Consolidated Statement of Comprehensive Income

	Note	2015	2014	2013
For the year ended 31 December
In millions of EUR
Profit		2,141	1,708	1,587
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Actuarial gains and losses	24	95	(344)	197
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	24	(43)	697	(1,282)
Recycling of currency translation differences to profit or loss	24	129	—	1
Effective portion of net investment hedges	24	15	(5)	13
Effective portion of changes in fair value of cash flow hedges	24	23	(99)	16
Effective portion of cash flow hedges transferred to profit or loss	24	24	(3)	(4)
Net change in fair value available-for-sale investments	24	43	(1)	(53)
Recycling of fair value of available-for-sale investments to profit or loss	24	(16)	—	—
Share of other comprehensive income of associates/joint ventures	24	7	(7)	5
Other comprehensive income, net of tax	24	277	238	(1,107)
Total comprehensive income		2,418	1,946	480

Attributable to:
Equity holders of the Company		2,150	1,686	336
Non-controlling interests		268	260	144
Total comprehensive income		2,418	1,946	480

Financial statements

Consolidated Statement of Financial Position

	Note	2015	2014
As at 31 December
In millions of EUR
Assets
Property, plant and equipment	14	9,552	8,718
Intangible assets	15	18,183	16,341
Investments in associates and joint ventures	16	1,985	2,033
Other investments and receivables	17	856	737
Advances to customers		266	254
Deferred tax assets	18	958	661
Total non-current assets		31,800	28,744
Inventories	19	1,702	1,634
Other investments	17	16	13
Trade and other receivables	20	2,873	2,743
Prepayments		343	317
Income tax receivables		33	23
Cash and cash equivalents	21	824	668
Assets classified as held for sale	7	123	688
Total current assets		5,914	6,086
Total assets		37,714	34,830

Equity
Share capital	22	922	922
Share premium	22	2,701	2,701
Reserves		(655)	(427)
Retained earnings		10,567	9,213
Equity attributable to equity holders of the Company		13,535	12,409
Non-controlling interests	22	1,535	1,043
Total equity		15,070	13,452
Liabilities
Loans and borrowings	25	10,658	9,499
Tax liabilities		3	3
Employee benefits	28	1,289	1,443
Provisions	30	320	398
Deferred tax liabilities	18	1,858	1,503
Total non-current liabilities		14,128	12,846
Bank overdrafts and commercial papers	21	542	595
Loans and borrowings	25	1,397	1,671
Trade and other payables	31	6,013	5,533
Tax liabilities		379	390
Provisions	30	154	165
Liabilities classified as held for sale	7	31	178
Total current liabilities		8,516	8,532
Total liabilities		22,644	21,378
Total equity and liabilities		37,714	34,830

Financial statements

Consolidated Statement of Cash Flows

	Note	2015	2014	2013
For the year ended 31 December
In millions of EUR
Operating activities
Profit		2,141	1,708	1,587
Adjustments for:
Amortisation, depreciation and impairments	11	1,594	1,437	1,581
Net interest expenses	12	352	409	532
Gain on sale of property, plant and equipment, intangible assets and subsidiaries, joint ventures and associates	8	(411)	(93)	(226)
Investment income and share of profit and impairments of associates and joint ventures and dividend income on available-for-sale and held-for-trading investments		(182)	(158)	(160)
Income tax expenses	13	697	732	520
Other non-cash items		89	244	156
Cash flow from operations before changes in working capital and provisions		4,280	4,279	3,990
Change in inventories		27	(104)	(42)
Change in trade and other receivables		(59)	(325)	5
Change in trade and other payables		403	456	88
Total change in working capital		371	27	51
Change in provisions and employee benefits		(165)	(166)	(58)
Cash flow from operations		4,486	4,140	3,983
Interest paid		(446)	(522)	(557)
Interest received		87	60	56
Dividends received		159	125	148
Income taxes paid		(797)	(745)	(716)
Cash flow related to interest, dividend and income tax		(997)	(1,082)	(1,069)
Cash flow from operating activities		3,489	3,058	2,914

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		83	144	152
Purchase of property, plant and equipment		(1,638)	(1,494)	(1,369)
Purchase of intangible assets		(92)	(57)	(77)
Loans issued to customers and other investments		(195)	(117)	(143)
Repayment on loans to customers		45	40	41
Cash flow (used in)/from operational investing activities		(1,797)	(1,484)	(1,396)
Free operating cash flow		1,692	1,574	1,518
Acquisition of subsidiaries, net of cash acquired		(757)	(159)	(17)
Acquisition of/additions to associates, joint ventures and other investments		(543)	(7)	(53)
Disposal of subsidiaries, net of cash disposed of	6	979	(27)	460
Disposal of associates, joint ventures and other investments	6/7	54	4	165
Cash flow (used in)/from acquisitions and disposals		(267)	(189)	555
Cash flow (used in)/from investing activities		(2,064)	(1,673)	(841)

Financing activities
Proceeds from loans and borrowings		1,888	858	1,663
Repayment of loans and borrowings		(1,753)	(2,443)	(2,474)
Dividends paid		(909)	(723)	(710)
Purchase own shares and shares issued		(377)	(9)	(21)
Acquisition of non-controlling interests		(21)	(137)	(209)
Other		(1)	1	(1)
Cash flow (used in)/from financing activities		(1,173)	(2,453)	(1,752)

Net cash flow		252	(1,068)	321
Cash and cash equivalents as at 1 January		73	1,112	846
Effect of movements in exchange rates		(43)	29	(55)
Cash and cash equivalents as at 31 December	21	282	73	1,112

Financial statements

Consolidated Statement of Changes in Equity

In millions of EUR	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2013		922	2,701	(527)	(11)	150	779	(26)	7,746	11,734	1,071	12,805
Profit		—	—	—	—	—	214	—	1,150	1,364	223	1,587
Other comprehensive income	24	—	—	(1,194)	13	(53)	—	—	206	(1,028)	(79)	(1,107)
Total comprehensive income		—	—	(1,194)	13	(53)	214	—	1,356	336	144	480
Transfer to retained earnings		—	—	—	—	—	(188)	—	188	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	(530)	(530)	(185)	(715)
Purchase/reissuance own/non-controlling shares		—	—	—	—	—	—	(21)	—	(21)	—	(21)
Own shares delivered		—	—	—	—	—	—	6	(6)	—	—	—
Share-based payments		—	—	—	—	—	—	—	8	8	—	8
Acquisition of non-controlling interests without a change in control	6	—	—	—	—	—	—	—	(125)	(125)	(76)	(201)
Balance as at 31 December 2013		922	2,701	(1,721)	2	97	805	(41)	8,637	11,402	954	12,356

Financial statements

Consolidated Statement of Changes in Equity continued

In millions of EUR	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2014		922	2,701	(1,721)	2	97	805	(41)	8,637	11,402	954	12,356
Profit		—	—	—	—	—	174	—	1,342	1,516	192	1,708
Other comprehensive income	24	—	—	624	(101)	(1)	—	—	(352)	170	68	238
Total comprehensive income		—	—	624	(101)	(1)	174	—	990	1,686	260	1,946
Transfer to retained earnings		—	—	—	—	—	(236)	—	236	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	(512)	(512)	(224)	(736)
Purchase/reissuance own/non-controlling shares		—	—	—	—	—	—	(33)	—	(33)	32	(1)
Own shares delivered		—	—	—	—	—	—	4	(4)	—	—	—
Share-based payments		—	—	—	—	—	—	—	47	47	1	48
Acquisition of non-controlling interests without a change in control	6	—	—	—	—	—	—	—	(181)	(181)	20	(161)
Balance as at 31 December 2014		922	2,701	(1,097)	(99)	96	743	(70)	9,213	12,409	1,043	13,452

Financial statements

Consolidated Statement of Changes in Equity continued

In millions of EUR	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2015		922	2,701	(1,097)	(99)	96	743	(70)	9,213	12,409	1,043	13,452
Profit		—	—	—	—	—	186	—	1,706	1,892	249	2,141
Other comprehensive income	24	—	—	80	52	26	—	—	100	258	19	277
Total comprehensive income		—	—	80	52	26	186	—	1,806	2,150	268	2,418
Transfer to retained earnings		—	—	—	—	—	(210)	—	210	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	(676)	(676)	(248)	(924)
Purchase/reissuance own/non-controlling shares	22	—	—	—	—	—	—	(384)	—	(384)	10	(374)
Own shares delivered		—	—	—	—	—	—	22	(22)	—	—	—
Share-based payments		—	—	—	—	—	—	—	32	32	—	32
Acquisition of non-controlling interests without a change in control	6	—	—	—	—	—	—	—	4	4	(2)	2
Changes in consolidation		—	—	—	—	—	—	—	—	—	464	464
Balance as at 31 December 2015		922	2,701	(1,017)	(47)	122	719	(432)	10,567	13,535	1,535	15,070

Notes to the Consolidated Financial Statements

1. Reporting entity

Heineken N.V. (the ‘Company’) is a company domiciled in the Netherlands. The address of the Company’s registered office is Tweede Weteringplantsoen 21, Amsterdam. The consolidated financial statements of the Company as at and for the year ended 31 December 2015 comprise the Company, its subsidiaries (together referred to as ‘HEINEKEN’ and individually as ‘HEINEKEN’ entities) and HEINEKEN’s interest in jointly controlled entities and associates. The Company is registered in the Trade Register of Amsterdam No. 33011433.

Disclosures on subsidiaries, jointly controlled entities and associates are included in notes 16 and 36 respectively.

HEINEKEN is primarily involved in the brewing and selling of beer.

2. Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) effective year-end 2015 have been adopted by the EU. Consequently, the accounting policies applied by the Company also comply fully with IFRS as issued by the IASB.

The consolidated financial statements have been prepared by the Executive Board of the Company and authorised for issue on 9 February 2016 and will be submitted for adoption to the Annual General Meeting of Shareholders on 21 April 2016.

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

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

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

F-127

2. Basis of preparation continued

(e)	Changes in accounting policies

HEINEKEN has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of 1 January 2015:

•	Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

•	Amendments to IFRSs Annual Improvements to IFRSs 2010-2012 Cycle and 2011-2013 Cycle

These changes had no significant impact on the disclosures or amounts recognised in HEINEKEN’s consolidated financial statements.

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

3. Significant accounting policies continued

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

3. Significant accounting policies continued

The following exchange rates, for the most important countries in which HEINEKEN has operations, were used while preparing these consolidated financial statements:

	Year-end	Year-end	Year-end	Average	Average	Average
In EUR	2015	2014	2013	2015	2014	2013
BRL	0.2319	0.3105	0.3070	0.2705	0.3202	0.3486
GBP	1.3625	1.2839	1.1995	1.3772	1.2403	1.1775
MXN	0.0530	0.0560	0.0553	0.0568	0.0566	0.0590
NGN	0.0046	0.0049	0.0047	0.0047	0.0048	0.0049
PLN	0.2357	0.2340	0.2407	0.2390	0.2389	0.2382
RUB	0.0124	0.0138	0.0221	0.0147	0.0196	0.0236
SGD	0.6486	0.6227	0.5743	0.6556	0.5943	0.6017
USD	0.9185	0.8237	0.7251	0.9011	0.7527	0.7530
VND in 1000	0.0409	0.0387	0.0345	0.0411	0.0355	0.0358

(iii)	Reporting in hyperinflationary economies

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

In 2013, hyperinflation accounting was applicable to our operations in Belarus. No hyperinflation accounting was applied in 2014 and 2015.

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

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts and commercial papers form an integral part of HEINEKEN’s cash management and are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

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

3. Significant accounting policies continued

(d)	Derivative financial instruments (including hedge accounting)

(i)	General

HEINEKEN uses derivatives in the ordinary course of business in order to manage market risks. Generally, HEINEKEN applies hedge accounting in order to minimise the effects of foreign currency, interest rate or commodity price fluctuations in profit or loss.

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

Derivative financial instruments are recognised initially at fair value, with attributable transaction costs recognised in profit or loss as incurred. Derivatives for which hedge accounting is not applied are accounted for as instruments at fair value through profit or loss. When derivatives qualify for hedge accounting, subsequent measurement is at fair value, and changes therein accounted for as described in 3b(iii), 3d(ii) or 3d(iii).

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

3. Significant accounting policies continued

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

Finished products and work in progress are measured at manufacturing cost based on weighted averages and taking into account the production stage reached. Costs include an appropriate share of direct production overheads based on normal operating capacity.

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

3. Significant accounting policies continued

(ii)	Non-financial assets

The carrying amounts of HEINEKEN’s non-financial assets, other than inventories (refer to accounting policy (h)) and deferred tax assets (refer to accounting policy (s)), are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. For goodwill and intangible assets that are not yet available for use, the recoverable amount is estimated each year at the same time.

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

(j)	Assets or disposal groups classified as held for sale

Assets or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is first allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets and employee defined benefit plan assets, which continue to be measured in accordance with HEINEKEN’s accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

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

3. Significant accounting policies continued

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

3. Significant accounting policies continued

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

3. Significant accounting policies continued

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

Income tax expenses comprise corporate income tax due in countries of incorporation of the Company’s main subsidiaries and levied on actual profits. Income tax expense also includes the corporate income taxes which are levied on a deemed profit basis and revenue basis (withholding taxes). Current tax is the expected income tax payable or receivable in respect of taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to income tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends. This presentation adequately reflects the Company’s global tax return.

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

•	taxable temporary differences arising on the initial recognition of goodwill

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

3. Significant accounting policies continued

Deferred tax is provided for on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Segment capital expenditure is the total cost incurred during the period to acquire P, P & E, and intangible assets other than goodwill.

(x)	Recently issued IFRS

New	relevant standards and interpretations not yet adopted.

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2015, which HEINEKEN has not applied in preparing these consolidated financial statements.

3. Significant accounting policies continued

IFRS 9, published in July 2014, replaces existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. IFRS 9 is effective for annual reporting periods beginning on or after 1 January 2018 with early adoption permitted. HEINEKEN is assessing the potential impact of IFRS 9 on its consolidated financial statements.

IFRS 15, published in May 2014, establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes. IFRS 15 is effective on or after 1 January 2018, with early adoption permitted. HEINEKEN is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 15.

IFRS 16, published in January 2016, establishes a revised framework for determining whether a lease is recognised on the (Consolidated) Statement of Financial Position. It replaces existing guidance on leases, including IAS 17. IFRS 16 is effective on or after 1 January 2019, with early adoption permitted. HEINEKEN will assess the potential impact on its consolidated financial statements resulting from the application of IFRS 16.

The following new or amended standards are not expected to have a significant impact of HEINEKEN consolidated financial statements:

•	Applying the concept of materiality in practise (amendments to IAS 1 Disclosure Initiative)

•	Regulatory Deferral Accounts (IFRS 14)

•	Accounting for Acquisitions of Interests in Joint Operations (amendments to IFRS 11)

•	Bearer Plants (amendments to IAS 16 and IAS 41)

•	Classification of Acceptable Methods of Depreciation and Amortisation (amendments to IAS 16 and IAS 38)

•	Equity method in separate financial statements (amendments to IAS 27)

•	Sale or Contribution of Assets between an investor and its associate or joint venture (amendments to IFRS 10 and IAS 28)

•	Applying the consolidation exemption (amendments to IFRS 10, IFRS 11 and IAS 28)

•	Annual Improvements to IFRSs 2012-2014 Cycle

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

The fair value of P, P & E recognised as a result of a business combination is based on market prices for similar items when available and replacement cost when appropriate.

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

5.	Operating segments

HEINEKEN distinguishes the following five reportable segments:

•	Africa, Middle East & Eastern Europe

•	Americas

•	Asia Pacific

•	Europe

•	Head Office and Other/eliminations

The first four reportable segments as stated above are HEINEKEN’s business regions. These business regions are each managed separately by a Regional President. The Regional President is directly accountable for the functioning of the segment’s assets, liabilities and results of the region and reports regularly to the Executive Board (the chief operating decision-maker) to discuss operating activities, regional forecasts and regional results. The Head Office operating segment falls directly under the responsibility of the Executive Board. For each of the five reportable segments, the Executive Board reviews internal management reports on a monthly basis.

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

5. Operating segments continued

Information about reportable segments

		Europe			Americas			Africa, Middle East & Eastern Europe
In millions of EUR	Note	2015	2014[3]	2013[3]	2015	2014	2013	2015	2014[3]	2013[3]
Revenue
Third party revenue[1]		9,510	9,077	9,236	5,154	4,626	4,486	3,260	3,186	3,198
Interregional revenue		717	684	687	5	5	9	3	3	6
Total revenue		10,227	9,761	9,923	5,159	4,631	4,495	3,263	3,189	3,204

Other income	8	34	76	163	6	7	56	51	10	7
Results from operating activities		1,039	1,054	972	807	660	681	487	620	602
Net finance expenses	12
Share of profit of associates and joint ventures and impairments thereof	16	16	33	17	74	60	70	52	28	37
Income tax expense	13
Profit
Attributable to:
Equity holders of the Company (net profit)
Non-controlling interests

EBIT reconciliation
EBIT[2]		1,055	1,087	989	881	720	751	539	648	639
Eia[2]		159	42	185	97	121	39	92	51	(8)
EBIT (beia)[2]	27	1,214	1,129	1,174	978	841	790	631	699	631

Current segment assets		3,155	3,257	2,890	1,802	1,668	1,236	1,412	1,264	1,067
Non-current segment assets		10,605	10,070	9,859	5,877	5,382	5,193	3,186	2,872	2,747
Investment in associates and joint ventures		190	301	237	1,098	792	823	217	253	238
Total segment assets		13,950	13,628	12,986	8,777	7,842	7,252	4,815	4,389	4,052
Unallocated assets
Total assets

Segment liabilities		4,956	5,431	4,610	1,342	1,195	1,027	1,294	1,107	1,056
Unallocated liabilities
Total equity
Total equity and liabilities

Purchase of P, P & E	14	548	504	406	369	291	261	432	467	510
Acquisition of goodwill	15	51	100	9	132	—	—	44	—	—
Purchases of intangible assets	15	22	13	29	14	13	12	4	2	3
Depreciation of P, P & E	14	(517)	(490)	(506)	(226)	(219)	(211)	(286)	(261)	(241)
(Impairment) and reversal of impairment of P, P & E	14	(23)	(3)	(9)	—	—	(1)	(33)	(3)	(8)
Amortisation intangible assets	15	(69)	(57)	(79)	(96)	(92)	(97)	(16)	(9)	(9)
(Impairment) and reversal of impairment of intangible assets	15	(4)	—	(111)	—	—	—	—	(18)	(5)

5. Operating segments continued

		Asia Pacific			Head Office & Other/Eliminations			Consolidated
In millions of EUR	Note	2015	2014	2013	2015	2014[3]	2013[3]	2015	2014	2013
Revenue
Third party revenue[1]		2,480	2,087	2,036	107	281	247	20,511	19,257	19,203
Interregional revenue		3	1	1	(728)	(693)	(703)	—	—	—
Total revenue		2,483	2,088	2,037	(621)	(412)	(456)	20,511	19,257	19,203

Other income	8	(62)	—	—	382	—	—	411	93	226
Results from operating activities		417	407	376	325	39	(77)	3,075	2,780	2,554
Net finance expenses	12							(409)	(488)	(593)
Share of profit of associates and joint ventures and impairments thereof	16	30	29	26	—	(2)	(4)	172	148	146
Income tax expense	13							(697)	(732)	(520)
Profit								2,141	1,708	1,587
Attributable to:
Equity holders of the Company (net profit)								1,892	1,516	1,364
Non-controlling interests								249	192	223
								2,141	1,708	1,587

EBIT reconciliation
EBIT[2]		447	436	402	325	37	(81)	3,247	2,928	2,700
Eia[2]		288	146	163	(325)	(20)	12	311	340	391
EBIT (beia)[2]	27	735	582	565	—	17	(69)	3,558	3,268	3,091

Current segment assets		1,042	752	757	(1,513)	(868)	(475)	5,898	6,073	5,475
Non-current segment assets		8,107	6,881	6,254	1,080	845	1,400	28,855	26,050	25,453
Investment in associates and joint ventures		417	621	476	63	66	109	1,985	2,033	1,883
Total segment assets		9,566	8,254	7,487	(370)	43	1,034	36,738	34,156	32,811
Unallocated assets								976	674	526
Total assets								37,714	34,830	33,337

Segment liabilities		748	600	449	506	421	319	8,846	8,754	7,461
Unallocated liabilities								13,798	12,624	13,520
Total equity								15,070	13,452	12,356
Total equity and liabilities								37,714	34,830	33,337

Purchase of P, P & E	14	284	243	142	7	14	50	1,640	1,519	1,369
Acquisition of goodwill	15	392	—	—	—	—	—	619	100	9
Purchases of intangible assets	15	2	1	5	51	28	28	93	57	77
Depreciation of P, P & E	14	(110)	(83)	(80)	(12)	(27)	(35)	(1,151)	(1,080)	(1,073)
(Impairment) and reversal of impairment of P, P & E	14	(15)	(2)	2	—	—	—	(71)	(8)	(16)
Amortisation intangible assets	15	(169)	(148)	(179)	(18)	(25)	(12)	(368)	(331)	(376)
(Impairment) and reversal of impairment of intangible assets	15	—	—	—	—	—	—	(4)	(18)	(116)

[1]	Includes other revenue of EUR386 million in 2015, EUR377 million in 2014 and EUR375 million in 2013.
[2]	For definition see ‘Glossary’. Note that these are non-GAAP measures and therefore unaudited.
[3]	2014 and 2013 numbers have been revised to reflect the new regional segmentation.

6. Acquisitions and disposals of subsidiaries and non-controlling interests

Accounting for the acquisition of Lasko (Slovenia)

The acquisition of 53.43 per cent of the share capital of Pivovarna Lasko (‘Lasko’), the leading Slovenian brewer for EUR119.5 million completed on 15 October 2015.

Restructuring of South African and Namibian operations

On 1 December 2015, HEINEKEN along with Diageo plc and The Ohlthaver & List (O&L) group of companies, the majority shareholder of Namibia Breweries Limited (‘NBL’) restructured their respective joint venture operations in South Africa and Namibia as follows:

•	HEINEKEN, Diageo and NBL closed their distribution joint venture, Brandhouse Beverages (Pty) Ltd.

•

HEINEKEN’s shareholding in DHN Drinks (Pty) Limited (‘DHN’) increased to 75 per cent and as a result HEINEKEN obtained control over the South African entities DHN and Sedibeng Brewery (Pty) Limited (‘Sedibeng’).

•	HEINEKEN also acquired an additional 15 per cent stake in NBL from Diageo. NBL is continued to be accounted for as an associate.

HEINEKEN paid a total net cash consideration of ZAR1.9 billion (EUR138 million) to Diageo.

Prior to the restructuring, HEINEKEN had a 75 per cent stake in Sedibeng and a 42.25 per cent stake in DHN. Both were accounted for as joint ventures because HEINEKEN had joint control over the entire South African structure. In accordance with IFRS, the Previously Held Equity Interest (PHEI) in the acquired businesses is accounted for at fair value at the date of acquisition and amounts to EUR29 million for DHN and EUR137 million for Sedibeng. The fair value compared to HEINEKEN’s carrying amount and the release of cumulative amounts recorded in OCI result in a non-cash exceptional gain of EUR48 million in DHN and a non-cash exceptional loss of EUR5 million in Sedibeng, recognised in Other Income.

Accounting for the acquisition of Desnoes & Geddes (Jamaica) and GAPL Pte Ltd

On 7 October 2015, HEINEKEN announced that HEINEKEN and Diageo plc (‘Diageo’) have completed a transaction to bring increased focus to their respective beer businesses and certain licensing arrangements in Jamaica, Malaysia, Singapore and Ghana. The transaction comprises:

•	HEINEKEN obtained control of Desnoes & Geddes (‘D&G’) by acquiring Diageo’s 57.9 per cent shareholding in this company, taking its shareholding to 73.3 per cent.

•

HEINEKEN now has full ownership of GAPL Pte Ltd (‘GAPL’), having acquired Diageo’s shareholding, which was slightly lower than 50 per cent. GAPL owns 51 per cent of the issued share capital of Guinness Anchor Berhad (‘GAB’), which is listed on the Malaysian Stock Exchange. GAPL is also the licensee for Guinness and ABC Stout distribution for the Singapore market.

•	HEINEKEN has sold its 20 per cent ownership stake in Guinness Ghana Breweries Limited (‘GGBL’) to Diageo through the sale of the holding entity of the shares, Heineken Ghanaian Holdings B.V. (‘HGH’).

•	HEINEKEN and Diageo have agreed to enter into licensing agreements for each other’s brands currently in the respective portfolios in Jamaica and Ghana.

The total net cash consideration payable by HEINEKEN to Diageo for the Transaction was USD780.5 million (EUR707 million).

Prior to the acquisition, HEINEKEN owned a 15.4 per cent stake in D&G and a slightly higher than 50 per cent stake in GAPL. Prior to the acquisition, D&G was accounted for as an available for sale investment and GAPL was accounted for as a joint venture. The PHEI in the acquired businesses is accounted for at fair value at the date of acquisition and amounts to EUR26 million for D&G and EUR331 million for GAPL. The fair value of the PHEI of D&G has been determined using Level 1 inputs (the quoted market price) of D&G shares as of the acquisition date. The fair value compared to HEINEKEN’s carrying amount and the release of cumulative amounts recorded in OCI result in a non-cash exceptional gain of EUR18 million in D&G, recognised in Other net finance income and expense and a non-cash exceptional loss of EUR61 million in GAPL, recognised in Other Income.

6. Acquisitions and disposals of subsidiaries and non-controlling interests continued

The following table summarises the major classes of consideration transferred and the recognised provisional amounts of assets acquired and liabilities assumed at the acquisition date.

In millions of EUR	Lasko	South Africa	D&G and GAPL
Cash and cash equivalents	2	16	42
Property, plant and equipment	103	257	114
Intangible assets	180	2	930
Inventories	19	55	33
Other assets	90	186	94
Assets acquired	394	516	1,213

Contingent liabilities	—	—	5
Short term liabilities	216	94	74
Long term liabilities	51	191	251
Liabilities assumed	267	285	330

Total net identifiable assets	127	231	883

In millions of EUR
Consideration transferred	120	52	707
Fair value of previously held equity interest in the acquiree	—	165	356
Non-controlling interests	58	58	344
Net identifiable assets acquired	(127)	(231)	(883)
Goodwill on acquisition (provisional)	51	44	524

Acquisition-related costs of EUR7 million have been recognised in the income statement for the period ended 31 December 2015.

The goodwill in each of the transactions is attributable to earnings beyond the period over which intangible assets are amortised, workforce, expected synergies and future customers. None of the goodwill amounts recognised are expected to be deductible for tax purposes. The goodwill related to D&G and GAPL has been allocated to the group of CGU’s Americas (EUR132 million) and Asia Pacific (EUR392 million).

Non-controlling interests are measured based on their proportional interest in the recognised assets and liabilities of the acquired entities.

In accordance with IFRS 3, the amounts recorded for the transactions are provisional and are subject to adjustments during the measurement period if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognised as of that date. The amounts are provisional mainly because of the timing of the acquisitions in the fourth quarter of 2015.

The amount of revenue and profit or loss for the acquired companies after obtaining control amounts to EUR177 million and EUR20 million respectively. Would the acquisitions have taken place on 1 January 2015, revenue and profit for HEINEKEN would have been EUR21,179 million and EUR2,184 million respectively.

Mandatory General Offers (‘MGO’) were announced for Lasko and D&G non-controlling interest holders on 16 October 2015 and 17 November 2015 respectively. The subscription periods ended 15 January 2016 for Lasko and 21 January 2016 for D&G. Please refer to subsequent events note for further information on the acquired shares as part of the MGOs.

Disposals

Disposal of EMPAQUE

The disposal of the Mexican packaging business EMPAQUE completed on 18 February 2015 for the value of USD1.225 billion (EUR956 million). A post tax EUR379 million book gain on the disposal was recorded in Other Income.

Disposal of Ghana

As part of the transaction with Diageo to acquire their interest in D&G and GAPL, HEINEKEN sold its 20 per cent ownership in Heineken Ghanaian Holdings B.V. on 7 October 2015. The disposal resulted in a non-cash exceptional gain of EUR7 million recognised in Other income.

7. Assets or disposal groups classified as held for sale

The assets and liabilities below are classified as held for sale following the commitment of HEINEKEN to a plan to sell these assets and liabilities. Efforts to sell the other assets and liabilities classified as held for sale have commenced and are expected to be completed during 2016.

Assets and liabilities classified as held for sale

In millions of EUR	2015	2014
Current assets	53	96
Property, plant and equipment	67	236
Intangible assets	—	332
Other non-current assets	3	24
Assets classified as held for sale	123	688
Current liabilities	(31)	(103)
Non-current liabilities	—	(75)
Liabilities classified as held for sale	(31)	(178)

On 23 July 2015, Grupa Żywiec signed with Orbico Group a conditional agreement upon which Orbico Group will acquire 80 per cent of the shares in Distribev Sp. z o.o (Grupa Żywiec’s sales and distribution company serving the traditional trade and horeca market). The enterprise value for an 80 per cent stake amounted to PLN96 million (EUR23 million), and is subject to customary price adjustments. The assets and liabilities of Distribev were classified as assets held for sale as at 31 December 2015. Closing of the transaction occurred on 1 February 2016.

In 2014, the assets and liabilities held for sale mainly related to HEINEKEN’s packaging business EMPAQUE in Mexico. The sale was completed on 18 February 2015.

8. Other income

In millions of EUR	2015	2014	2013
Gain on sale of property, plant and equipment	37	41	87
Gain on sale of subsidiaries, joint ventures and associates	374	52	139
	411	93	226

Included in other income are the results of previously held equity interests in GAB and South African operations and the disposal gains in relation to EMPAQUE and Ghana (refer to note 6). Included in other income in 2014, is the gain of HEINEKEN’s PHEI in Zagorka, amounting to EUR51 million. In 2013 HEINEKEN disposed various subsidiaries and associates (i.e. Oy Hartwall Ab, Efes Kazakhstan JSC FE, Jiangsu Dafuhao Breweries Co. Ltd, Pago International GmbH and Shanghai Asia Pacific Brewery Company) and realised a gain of EUR47 million as a result of share issuance in Compania Cervecerias Unidas S.A.

9. Raw materials, consumables and services

In millions of EUR	2015	2014	2013
Raw materials	1,616	1,782	1,868
Non-returnable packaging	3,049	2,551	2,502
Goods for resale	1,775	1,495	1,551
Inventory movements	(141)	(15)	2
Marketing and selling expenses	2,755	2,447	2,418
Transport expenses	1,139	1,050	1,031
Energy and water	517	548	564
Repair and maintenance	485	458	482
Other expenses	1,736	1,737	1,768
	12,931	12,053	12,186

Other expenses mainly include rentals of EUR301 million (2014: EUR291 million, 2013: EUR282 million), consultant expenses of EUR142 million (2014: EUR179 million, 2013: EUR166 million), telecom and office automation of EUR206 million (2014: EUR199 million, 2013: EUR183 million), distribution expenses of EUR135 million (2014: EUR122 million, 2013: EUR128 million), travel expenses of EUR151 million (2014: EUR143 million, 2013: EUR155 million) and other taxes of EUR144 million (2014: EUR124 million, 2013: EUR129 million).

10. Personnel expenses

In millions of EUR	Note	2015	2014	2013
Wages and salaries		2,178	2,107	2,125
Compulsory social security contributions		346	337	346
Contributions to defined contribution plans		47	42	41
Expenses/ (income) related to defined benefit plans	28	78	(31)	41
Expenses related to other long-term employee benefits		3	8	11
Equity-settled share-based payment plan	29	33	48	10
Other personnel expenses		637	569	534
		3,322	3,080	3,108

In other personnel expenses, restructuring costs are included for an amount of EUR90 million (2014: EUR101 million, 2013: EUR80 million). In 2015, these costs are primarily related to the restructuring of operations in the Netherlands, Poland and Portugal.

The average number of full-time equivalent (FTE) employees during the year was:

	2015	2014*	2013*
The Netherlands	3,791	3,897	4,054
Other Europe	25,161	24,739	26,001
The Americas	20,985	22,610	23,951
Africa Middle East and Eastern Europe	15,102	16,212	17,931
Asia Pacific	8,728	8,678	8,996
	73,767	76,136	80,933

*	2014 and 2013 numbers have been revised to reflect the new regional segmentation.

11. Amortisation, depreciation and impairments

In millions of EUR	Note	2015	2014	2013
Property, plant and equipment	14	1,222	1,088	1,089
Intangible assets	15	372	349	492
		1,594	1,437	1,581

12. Net finance income and expense

Recognised in profit or loss

In millions of EUR	2015	2014	2013
Interest income	60	48	47
Interest expenses	(412)	(457)	(579)
Dividend income from available-for-sale investments	10	10	15
Gain/(loss) on disposal of available-for-sale investments	18	—	—
Net change in fair value of derivatives	143	173	16
Net foreign exchange gain/(loss)	(179)	(205)	(31)
Unwinding discount on provisions	(3)	(5)	(5)
Interest on the net defined benefit obligation	(44)	(49)	(56)
Other	(2)	(3)	—
Other net finance income/(expenses)	(57)	(79)	(61)

Net finance income/(expenses)	(409)	(488)	(593)

13. Income tax expense

Recognised in profit or loss

In millions of EUR	2015	2014	2013
Current tax expense
Current year	799	666	740
Under/(over) provided in prior years	(3)	(9)	13
	796	657	753
Deferred tax expense
Origination and reversal of temporary differences	(72)	21	(173)
Previously unrecognised deductible temporary differences	(3)	(5)	—
Changes in tax rate	20	10	(32)
Utilisation/(benefit) of tax losses recognised	(11)	32	(13)
Under/(over) provided in prior years	(33)	17	(15)
	(99)	75	(233)
Total income tax expense in profit or loss	697	732	520

Reconciliation of the effective tax rate

In millions of EUR	2015	2014	2013
Profit before income tax	2,838	2,440	2,107
Share of net profit of associates and joint ventures and impairments thereof	(172)	(148)	(146)
Profit before income tax excluding share of profit of associates and joint ventures (including impairments thereof)	2,666	2,292	1,961

13. Income tax expense continued

	%	2015	%	2014	%	2013
Income tax using the Company’s domestic tax rate	25.0	667	25.0	573	25.0	490
Effect of tax rates in foreign jurisdictions	2.1	57	3.8	87	4.1	79
Effect of non-deductible expenses	4.2	111	2.7	61	4.6	90
Effect of tax incentives and exempt income	(7.7)	(205)	(4.0)	(93)	(8.3)	(162)
Recognition of previously unrecognised temporary differences	(0.1)	(3)	(0.2)	(5)	—	—
Utilisation or recognition of previously unrecognised tax losses	(0.2)	(4)	(0.1)	(3)	(0.6)	(11)
Unrecognised current year tax losses	0.8	21	0.7	17	1.3	26
Effect of changes in tax rate	0.8	20	0.4	10	(1.6)	(32)
Withholding taxes	1.9	50	2.6	60	2.1	42
Under/(over) provided in prior years	(1.3)	(36)	0.3	8	(0.1)	(2)
Other reconciling items	0.7	19	0.7	17	—	—
	26.2	697	31.9	732	26.5	520

The effective tax rate 2015 includes the gain on sale of EMPAQUE, which was tax exempt, while the effective tax rate 2014 included one-off tax items with an overall negative tax impact. The line ‘effect of non-deductible expenses’ includes the impact of impairments for which no tax benefit could be recognised (refer to note 14). The reported rate 2013 included a one-off tax item with a positive impact (EUR46 million) regarding the re-measurement of a deferred tax position following a tax rate change.

Income tax recognised in other comprehensive income

In millions of EUR	Note	2015	2014	2013
Changes in fair value reserve		(3)	3	10
Changes in hedging reserve		14	11	(2)
Changes in translation reserve		77	108	(43)
Changes as a result of actuarial gains and losses		(33)	96	(66)
Other		—	—	(1)
	24	55	218	(102)

14. Property, plant and equipment

In millions of EUR	Note	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total
Cost
Balance as at 1 January 2014		4,934	6,905	4,616	705	17,160
Changes in consolidation		9	2	1	—	12
Purchases		83	279	471	686	1,519
Transfer of completed projects under construction		91	383	149	(623)	—
Transfer (to)/from assets classified as held for sale		(72)	(175)	7	(4)	(244)
Disposals		(93)	(90)	(234)	(1)	(418)
Effect of movements in exchange rates		37	1	41	30	109
Balance as at 31 December 2014		4,989	7,305	5,051	793	18,138

Balance as at 1 January 2015		4,989	7,305	5,051	793	18,138
Changes in consolidation		256	280	132	22	690
Purchases		84	99	428	1,029	1,640
Transfer of completed projects under construction		240	607	206	(1,053)	—
Transfer (to)/from assets classified as held for sale		(50)	(1)	(8)	—	(59)
Disposals		(54)	(126)	(354)	(3)	(537)
Effect of movements in exchange rates		15	(54)	(47)	—	(86)
Balance as at 31 December 2015		5,480	8,110	5,408	788	19,786

Depreciation and impairment losses
Balance as at 1 January 2014		(1,789)	(3,827)	(3,090)	—	(8,706)
Changes in consolidation		4	11	3	—	18
Depreciation charge for the year	11	(154)	(415)	(511)	—	(1,080)
Impairment losses	11	(5)	(3)	—	—	(8)
Transfer to/(from) assets classified as held for sale		2	42	(8)	—	36
Disposals		30	79	210	—	319
Effect of movements in exchange rates		6	14	(19)	—	1
Balance as at 31 December 2014		(1,906)	(4,099)	(3,415)	—	(9,420)

Balance as at 1 January 2015		(1,906)	(4,099)	(3,415)	—	(9,420)
Changes in consolidation		(35)	(51)	(61)	—	(147)
Depreciation charge for the year	11	(157)	(424)	(570)	—	(1,151)
Impairment losses	11	(18)	(36)	(17)	—	(71)
Transfer to/(from) assets classified as held for sale		14	—	5	—	19
Disposals		29	136	332	—	497
Effect of movements in exchange rates		(15)	22	32	—	39
Balance as at 31 December 2015		(2,088)	(4,452)	(3,694)	—	(10,234)

Carrying amount
As at 1 January 2014		3,145	3,078	1,526	705	8,454
As at 31 December 2014		3,083	3,206	1,636	793	8,718

As at 1 January 2015		3,083	3,206	1,636	793	8,718
As at 31 December 2015		3,392	3,658	1,714	788	9,552

Impairment losses

In 2015, a total impairment loss of EUR71 million (2014: EUR8 million, 2013: EUR23 million) was charged to profit or loss.

Due to difficult market circumstances, impairments of property, plant & equipment were recorded in Belgium (EUR26 million), Laos (EUR15 million) and Tunisia (EUR33 million). These impairments have been recorded on the line ‘Amortisation, depreciation and impairments’ in the Income Statement. In determining the recoverable amount of these assets the applied discount rates are 9.4 per cent for Belgium, based on a fair value less cost to sell valuation, and 16.5 per cent for Laos and 12.2 per cent for Tunisia, based on value in use valuations. In the fair value less cost to sell valuation external beer market development and inflation assumptions were used in line with the goodwill impairment testing process.

Financial lease assets

HEINEKEN leases P, P & E under a number of finance lease agreements. At 31 December 2015, the net carrying amount of leased P, P & E was EUR15 million (2014: EUR15 million).

F-151

14. Property, plant and equipment continued

Security to authorities

Certain P, P & E amounting to EUR80 million (2014: EUR91 million) has been pledged to the authorities in a number of countries as security for the payment of taxes, particularly import and excise duties on beers, non-alcoholic beverages and spirits. This mainly relates to the Netherlands and Brazil.

Property, plant and equipment under construction

P, P & E under construction mainly relates to expansion of the brewing capacity in various countries.

Capitalised borrowing costs

During 2015, borrowing costs amounting to EUR3 million have been capitalised (2014: EUR5 million).

15. Intangible assets

In millions of EUR	Note	Goodwill	Brands	Customer- related intangibles	Contract- based intangibles	Software, research and development and other	Total
Cost
Balance as at 1 January 2014		10,407	3,851	2,110	680	506	17,554
Changes in consolidation		98	15	17	30	(47)	113
Purchased/internally developed		—	—	1	—	56	57
Disposals		—	(2)	—	—	(2)	(4)
Transfers to assets held for sale		(259)	—	(85)	—	—	(344)
Effect of movements in exchange rates		557	208	131	63	1	960
Balance as at 31 December 2014		10,803	4,072	2,174	773	514	18,336

Balance as at 1 January 2015		10,803	4,072	2,174	773	514	18,336
Changes in consolidation and other transfers		611	475	333	296	18	1,733
Purchased/internally developed		—	—	—	—	93	93
Disposals		—	—	—	—	(18)	(18)
Transfers to assets held for sale		—	—	—	—	—	—
Effect of movements in exchange rates		317	30	20	32	(2)	397
Balance as at 31 December 2015		11,731	4,577	2,527	1,101	605	20,541

Amortisation and impairment losses
Balance as at 1 January 2014		(391)	(359)	(511)	(71)	(288)	(1,620)
Changes in consolidation		—	—	—	—	1	1
Amortisation charge for the year	11	—	(98)	(147)	(43)	(43)	(331)
Impairment losses	11	(16)	(2)	—	—	—	(18)
Disposals		—	2	—	—	(1)	1
Transfers to assets held for sale		—	—	21	—	(1)	20
Effect of movements in exchange rates		—	(5)	(13)	(29)	(1)	(48)
Balance as at 31 December 2014		(407)	(462)	(650)	(143)	(333)	(1,995)

Balance as at 1 January 2015		(407)	(462)	(650)	(143)	(333)	(1,995)
Changes in consolidation		—	—	—	(1)	(1)	(2)
Amortisation charge for the year	11	—	(108)	(165)	(44)	(51)	(368)
Impairment losses	11	—	(3)	—	—	(1)	(4)
Disposals		—	—	—	—	15	15
Transfers to assets held for sale		—	—	—	—	—	—
Effect of movements in exchange rates		—	2	7	(14)	1	(4)
Balance as at 31 December 2015		(407)	(571)	(808)	(202)	(370)	(2,358)

Carrying amount
As at 1 January 2014		10,016	3,492	1,599	609	218	15,934
As at 31 December 2014		10,396	3,610	1,524	630	181	16,341

As at 1 January 2015		10,396	3,610	1,524	630	181	16,341
As at 31 December 2015		11,324	4,006	1,719	899	235	18,183

Brands, customer-related and contract-based intangibles

The main brands capitalised are the brands acquired in various acquisitions such as Fosters, Strongbow, Dos Equis, Tiger and Bintang. The main customer-related and contract-based intangibles relate to customer relationships with retailers in Mexico and Asia Pacific (constituted either by way of a contractual agreement or by way of non-contractual relations) and reacquired rights.

Impairment tests for cash-generating units containing goodwill

For the purpose of impairment testing, goodwill in respect of Europe, the Americas (excluding Brazil) and Asia Pacific is allocated and monitored on a regional basis. For Brazil and subsidiaries within Africa, Middle East and Eastern Europe and Head Office, goodwill is allocated and monitored on an individual country basis.

F-153

15. Intangible assets continued

The carrying amounts of goodwill allocated to each (group of) CGU(s) are as follows:

In millions of EUR	2015	2014*
Europe	5,060	4,876
The Americas (excluding Brazil)	2,124	1,862
Brazil	62	83
Africa, Middle East and Eastern Europe (aggregated)	508	491
Asia Pacific	3,090	2,604
Head Office	480	480
	11,324	10,396

*	2014 numbers have been revised to reflect the new regional segmentation

Throughout the year, goodwill increased mainly due to acquisitions and net foreign currency differences.

The recoverable amounts of the (group of) CGUs are based on value in use calculations. Value in use was determined by discounting the future cash flows generated from the continuing use of the unit using a pre-tax discount rate.

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

•	The beer price growth per year after the first three-year period is assumed to be at specific per country expected annual long-term inflation, based on external sources.

•	Cash flows after the first 10-year period were extrapolated using a perpetual growth rate equal to the expected annual long-term inflation, in order to calculate the terminal recoverable amount.

•	A per CGU-specific pre-tax Weighted Average Cost of Capital (WACC) was applied in determining the recoverable amount of the units.

The values assigned to the key assumptions used for the value in use calculations are as follows:

In per cent	Pre-tax WACC	Expected annual long-term inflation 2019-2025	Expected volume growth rates 2019-2025
Europe	9.4	1.8	0.6
The Americas (excluding Brazil)	13.5	3.1	2.0
Brazil	14.1	4.8	2.0
Africa Middle East and Eastern Europe	12.4-24.7	3.0-8.9	1.7-8.5
Asia Pacific	14.1	4.5	3.3
Head Office and other	9.4	1.8	0.6

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

Acquisition of 50 per cent stake Lagunitas (US)

The acquisition of a 50 per cent shareholding in the Lagunitas Brewing Company was completed on 15 October 2015 and is accounted for as a joint venture using the equity method.

Summarised financial information for equity accounted joint ventures and associates

The following table includes, in aggregate, the carrying amount and HEINEKEN’s share of profit and OCI of joint ventures and associates:

	Joint Ventures		Associates
In millions of EUR	2015	2014	2015	2014
Carrying amount of interests	1,852	1,964	133	69
Share of :
Profit or loss from continuing operations	151	135	21	13
Other comprehensive income	7	(7)	—	—
	158	128	21	13

17. Other investments and receivables

In millions of EUR	Note	2015	2014
Non-current other investments and receivables
Available-for-sale investments	32	287	253
Non-current derivatives	32	210	97
Loans to customers	32	69	68
Loans to joint ventures and associates	32	22	65
Long-term prepayments		115	84
Held-to-maturity investments	32	1	3
Indemnification receivable	32	4	9
Other receivables	32	148	158
		856	737

Current other investments
Investments held for trading	32	16	13
		16	13

Effective interest rates on loans to customers range from 0.5-12 per cent.

The other receivables mainly originate from the acquisition of the beer operations of FEMSA and represent a receivable on the Brazilian authorities on which interest is calculated in accordance with Brazilian legislation. Collection of this receivable is expected to be beyond a period of five years.

HEINEKEN has interests in several entities where it has less than significant influence. These are classified as available-for-sale investments and valued based on their share price when publicly listed. For investments that are not listed fair values are established using multiples. Debt securities (which are interest-bearing) with a carrying amount of EUR15 million (2014: EUR14 million) are included in available-for-sale investments.

Sensitivity analysis – equity price risk

As at 31 December 2015, an amount of EUR98 million (2014: EUR99 million) of available-for-sale investments and investments held for trading is listed on stock exchanges. An increase or decrease of 1 per cent in the share price at the reporting date would not result in a material impact on HEINEKEN’s financial position.

18. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Net
In millions of EUR	2015	2014	2015	2014	2015	2014
Property, plant and equipment	54	80	(607)	(607)	(553)	(527)
Intangible assets	78	83	(1,507)	(1,340)	(1,429)	(1,257)
Investments	129	131	(5)	(8)	124	123
Inventories	28	20	(2)	(1)	26	19
Loans and borrowings	11	1	(23)	(10)	(12)	(9)
Employee benefits	334	366	(3)	(1)	331	365
Provisions	93	112	(42)	(20)	51	92
Other items	332	288	(134)	(113)	198	175
Tax losses carry forward	364	177	—	—	364	177
Tax assets/(liabilities)	1,423	1,258	(2,323)	(2,100)	(900)	(842)
Set-off of tax	(465)	(597)	465	597	—	—
Net tax assets/(liabilities)	958	661	(1,858)	(1,503)	(900)	(842)

Of the total net deferred tax assets of EUR958 million as at 31 December 2015 (2014: EUR661 million), EUR363 million (2014: EUR196 million) is recognised in respect of subsidiaries in various countries where there have been tax losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilise these deferred tax assets.

Tax losses carry forward

HEINEKEN has tax losses carry forward for an amount of EUR2,363 million as at 31 December 2015 (2014: EUR1,493 million), which expire in the following years:

In millions of EUR	2015	2014
2015	—	30
2016	24	40
2017	26	14
2018	57	33
2019	16	51
2020	11	—
After 2019 respectively 2018 but not unlimited	513	277
Unlimited	1,716	1,048
	2,363	1,493
Recognised as deferred tax assets gross	(1,564)	(786)
Unrecognised	799	707

The unrecognised losses relate to entities for which it is not probable that taxable profit will be available to offset these losses. The increase in available tax losses, compared to 2014, is driven by acquisitions in 2015.

18. Deferred tax assets and liabilities continued

Movement in deferred tax balances during the year

In millions of EUR	Balance 1 January 2015	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2015
Property, plant and equipment	(527)	(54)	23	6	—	(1)	(553)
Intangible assets	(1,257)	(261)	(3)	91	—	1	(1,429)
Investments	123	7	(7)	2	1	(2)	124
Inventories	19	(4)	—	10	—	1	26
Loans and borrowings	(9)	—	(13)	1	6	3	(12)
Employee benefits	365	—	4	(7)	(33)	2	331
Provisions	92	2	1	(25)	—	(19)	51
Other items	175	(12)	93	10	1	(69)	198
Tax losses carry forward	177	125	(14)	11	—	65	364
Net tax assets/(liabilities)	(842)	(197)	84	99	(25)	(19)	(900)

In millions of EUR	Balance 1 January 2014	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2014
Property, plant and equipment	(536)	—	9	(22)	—	22	(527)
Intangible assets	(1,234)	(2)	(79)	40	—	18	(1,257)
Investments	119	—	1	1	—	2	123
Inventories	19	—	—	—	—	—	19
Loans and borrowings	1	—	(11)	(1)	—	2	(9)
Employee benefits	315	—	7	(36)	96	(17)	365
Provisions	101	—	2	(4)	—	(7)	92
Other items	59	—	98	(21)	14	25	175
Tax losses carry forward	220	(2)	(5)	(32)	—	(4)	177
Net tax assets/(liabilities)	(936)	(4)	22	(75)	110	41	(842)

19. Inventories

In millions of EUR	2015	2014
Raw materials	247	297
Work in progress	223	181
Finished products	479	398
Goods for resale	197	240
Non-returnable packaging	195	166
Other inventories and spare parts	361	352
	1,702	1,634

During 2015 inventories were written down by EUR23 million to net realisable value (2014: nil, 2013: nil).

20. Trade and other receivables

In millions of EUR	Note	2015	2014
Trade receivables		2,169	2,017
Other receivables		625	580
Trade receivables due from associates and joint ventures		27	24
Derivatives		52	122
	32	2,873	2,743

A net impairment loss of EUR61 million (2014: EUR19 million, 2013: EUR34 million) in respect of trade and other receivables was included in expenses for raw materials, consumables and services.

21. Cash and cash equivalents

In millions of EUR	Note	2015	2014
Cash and cash equivalents	32	824	668
Bank overdrafts and commercial papers	25	(542)	(595)
Cash and cash equivalents in the statement of cash flows		282	73

HEINEKEN has a global cash pooling programme in place and reports net amounts in the statement of financial position. Cash and bank overdrafts subject to offset-arrangements under this programme have been netted for EUR1,962 million (2014: EUR1,910 million).

22. Capital and reserves

Share capital

As at 31 December 2015, the issued share capital comprised 576,002,613 ordinary shares (2014: 576,002,613). The ordinary shares have a par value of EUR1.60. All issued shares are fully paid. The share capital as at 31 December 2015 amounted to EUR922 million (2014: EUR922 million).

The Company’s authorised capital amounts to EUR2,500 million, consisting of 1,562,500,000 shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. In respect of the Company’s shares that are held by HEINEKEN, rights are suspended.

During 2015, HEINEKEN purchased 5,229,279 shares for a total consideration of EUR365 million following the completion of the divestment of EMPAQUE in February 2015. These shares have not been cancelled. As announced in the Q3 trading update, the share buy back plan was discontinued in light of the acquisitions mentioned in note 6.

Share premium

As at 31 December 2015, the share premium amounted to EUR2,701 million (2014: EUR2,701 million).

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

Reserve for own shares

The reserve for the Company’s own shares comprises the cost of the Company’s shares held by HEINEKEN. As at 31 December 2015, HEINEKEN held 6,318,958 of the Company’s shares (2014: 1,395,435).

LTV

During the period from 1 January to 31 December 2015, HEINEKEN acquired 270,000 shares for an amount of EUR19 million for delivery against LTV and other share-based payment plans.

Dividends

The following dividends were declared and paid by HEINEKEN:

In millions of EUR	2015	2014
Final dividend previous year EUR0.53, respectively EUR0.56 per qualifying ordinary share	425	305
Interim dividend current year EUR0.36, respectively EUR0.36 per qualifying ordinary share	251	207
Total dividend declared and paid	676	512

As announced at the AGM of 21 April 2015, HEINEKEN widened the pay-out ratio for its annual dividend from 30-35 per cent to 30-40 per cent of net profit (beia). For 2015, a payment of a total cash dividend of EUR1.30 per share (2014: EUR1.10) will be proposed at the AGM. If approved, a final dividend of EUR0.86 per share will be paid on 4 May 2016, as an interim dividend of EUR0.44 per share was paid on 12 August 2015. The payment will be subject to 15 per cent Dutch withholding tax.

After the balance sheet date, the Executive Board proposed the following dividends. The dividends, taking into account the interim dividends declared and paid, have not been provided for.

In millions of EUR	2015	2014
Per qualifying ordinary share EUR1.30 (2014: EUR1.10)	741	632

Non-controlling interests

The non-controlling interests (NCI) relate to minority stakes held by third parties in HEINEKEN consolidated subsidiaries. The total non-controlling interest as at 31 December 2015 amounted to EUR1,535 million (2014: EUR1,043 million). Refer to note 36 for the disclosure of material NCIs.

23. Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the period ended 31 December 2015 is based on the profit attributable to ordinary shareholders of the Company (net profit) of EUR1,892 million (2014: EUR1,516 million, 2013: EUR1,364 million) and a weighted average number of ordinary shares – basic outstanding during the year ended 31 December 2015 of 572,292,454 (2014: 574,945,645, 2013: 575,062,357). Basic earnings per share for the year amounted to EUR3.31 (2014: EUR2.64, 2013: EUR2.37).

Diluted earnings per share

The calculation of diluted earnings per share for the period ended 31 December 2015 is based on the profit attributable to ordinary shareholders of the Company (net profit) of EUR1,892 million (2014: EUR1,516 million, 2013: EUR1,364 million) and a weighted average number of ordinary shares – basic outstanding after adjustment for the effects of all dilutive potential ordinary shares of 572,944,188 (2014: 576,002,613, 2013: 576,002,613). Diluted earnings per share for the year amounted to EUR3.30 (2014: EUR2.63, 2013: EUR2.37).

Weighted average number of shares – basic and diluted

	2015	2014	2013
Total number of shares issued	576,002,613	576,002,613	576,002,613
Effect of own shares held	(3,710,159)	(1,056,968)	(940,256)
Weighted average number of basic shares for the year	572,292,454	574,945,645	575,062,357
Dilutive effect of share based payment plan obligations	651,734	1,056,968	940,256
Weighted average number of diluted shares for the year	572,944,188	576,002,613	576,002,613

24. Income tax on other comprehensive income

In millions of EUR	2015			2014			2013
	Amount before tax	Tax	Amount net of tax	Amount before tax	Tax	Amount net of tax	Amount before tax	Tax	Amount net of tax
Other comprehensive income
Actuarial gains and losses	128	(33)	95	(440)	96	(344)	263	(66)	197
Currency translation differences	(120)	77	(43)	590	107	697	(1,244)	(38)	(1,282)
Recycling of currency translation differences to profit or loss	129	—	129	—	—	—	1	—	1
Effective portion of net investment hedges	15	—	15	(6)	1	(5)	18	(5)	13
Effective portion of changes in fair value of cash flow hedges	(3)	26	23	(108)	9	(99)	17	(1)	16
Effective portion of cash flow hedges transferred to profit or loss	36	(12)	24	(5)	2	(3)	(3)	(1)	(4)
Net change in fair value available-for-sale investments	46	(3)	43	(4)	3	(1)	(63)	10	(53)
Recycling of fair value of available-for-sale investments to profit or loss	(16)	—	(16)	—	—	—	—	—	—
Share of other comprehensive income of associates/joint ventures	7	—	7	(7)	—	(7)	6	(1)	5
Total other comprehensive income	222	55	277	20	218	238	(1,005)	(102)	(1,107)

25. Loans and borrowings

This note provides information about the contractual terms of HEINEKEN’s interest-bearing loans and borrowings. For more information about HEINEKEN’s exposure to interest rate risk and foreign currency risk, refer to note 32.

Non-current liabilities

In millions of EUR	Note	2015	2014
Unsecured bond issues		9,269	7,802
Unsecured bank loans		126	481
Secured bank loans		38	45
Finance lease liabilities	26	10	10
Other non-current interest-bearing liabilities		1,183	1,153
Non-current interest-bearing liabilities		10,626	9,491
Non-current derivatives		32	8
Non-current liabilities		10,658	9,499

Current interest-bearing liabilities

In millions of EUR	Note	2015	2014
Current portion of unsecured bonds issued		400	967
Current portion of unsecured bank loans		354	3
Current portion of secured bank loans		8	11
Current portion of finance lease liabilities	26	5	5
Current portion of other non-current interest-bearing liabilities		35	121
Total current portion of non-current interest-bearing liabilities		802	1,107
Deposits from third parties (mainly employee loans)		595	564
		1,397	1,671
Bank overdrafts and commercial papers	21	542	595
Current interest-bearing liabilities		1,939	2,266

F-161

25. Loans and borrowings continued

Net interest-bearing debt position

In millions of EUR	Note	2015	2014[1]
Non-current interest-bearing liabilities		10,626	9,491
Current portion of non-current interest-bearing liabilities		802	1,107
Deposits from third parties (mainly employee loans)		595	564
		12,023	11,162
Bank overdrafts and commercial papers	21	542	595
Market value of cross-currency interest rate swaps	32	(215)	(166)
		12,350	11,591
Cash, cash equivalents and current other investments	17/21	(840)	(681)
Net interest-bearing debt position		11,510	10,910

[1]	Restated to reflect the revised net debt definition

HEINEKEN has amended its net debt definition to include derivative financial instruments designated as cash flow hedges if these hedges are considered to be inextricably linked to the underlying borrowings because they are used to mitigate the foreign currency exchange risk arising from foreign currency borrowings. The change in this definition has resulted in a reduction in net debt of EUR215 million at 31 December 2015 (2014: EUR166 million).

Non-current liabilities

In millions of EUR	Unsecured bond issues	Unsecured bank loans	Secured bank loans	Finance lease liabilities	Other non-current interest-bearing liabilities	Non-current derivatives	Non-current non-interest- bearing liabilities	Total
Balance as at 1 January 2015	7,802	481	45	10	1,153	8	—	9,499
Consolidation changes	—	133	—	2	—	—	—	135
Effect of movements in exchange rates	3	(26)	—	—	(1)	(2)	(3)	(29)
Transfers to current liabilities	(390)	(364)	(4)	(3)	(55)	(81)	(3)	(900)
Charge to/(from) equity in relation to derivatives	(69)	—	—	—	100	24	—	55
Proceeds	1,510	180	1	1	9	827	2	2,530
Repayments	(10)	(278)	—	(1)	(45)	(684)	(6)	(1,024)
Other	423	—	(4)	1	22	(60)	10	392
Balance as at 31 December 2015	9,269	126	38	10	1,183	32	—	10,658

25. Loans and borrowings continued

Terms and debt repayment schedule

Terms and conditions of outstanding non-current and current loans and borrowings were as follows:

In millions of EUR	Category	Currency	Nominal interest rate %	Repayment	Carrying amount 2015	Face value 2015	Carrying amount 2014	Face value 2014
Unsecured bond	issue under EMTN programme	GBP	7.3	2015	—	—	508	508
Unsecured bond	issue under EMTN programme	SGD	2.7	2015	—	—	47	47
Unsecured bond	issue under EMTN programme	EUR	4.6	2016	400	400	399	400
Unsecured bond	issue under EMTN programme	SGD	1.5	2017	64	65	61	62
Unsecured bond	issue under EMTN programme	EUR	1.3	2018	100	100	99	100
Unsecured bond	issue under EMTN programme	SGD	2.2	2018	62	62	59	59
Unsecured bond	issue under EMTN programme	USD	1.3	2019	183	184	164	165
Unsecured bond	issue under EMTN programme	EUR	2.5	2019	845	850	844	850
Unsecured bond	issue under EMTN programme	EUR	2.1	2020	997	1,000	996	1,000
Unsecured bond	issue under EMTN programme	EUR	2.0	2021	497	500	497	500
Unsecured bond	issue under EMTN programme	EUR	1.3	2021	497	500	—	—
Unsecured bond	issue under EMTN programme	USD	3.3	2022	183	184	—	—
Unsecured bond	issue under EMTN programme	EUR	1.7	2023	140	140	—	—
Unsecured bond	issue under EMTN programme	EUR	3.5	2024	497	500	497	500
Unsecured bond	issue under EMTN programme	EUR	1.5	2024	454	460	—	—
Unsecured bond	issue under EMTN programme	EUR	2.9	2025	742	750	741	750
Unsecured bond	issue under EMTN programme	EUR	2.0	2025	224	225	—	—
Unsecured bond	issue under EMTN programme	EUR	3.5	2029	199	200	199	200
Unsecured bond	issue under EMTN programme	EUR	3.3	2033	179	180	179	180
Unsecured bond	issue under EMTN programme	EUR	2.6	2033	91	100	91	100
Unsecured bond	issue under EMTN programme	EUR	3.5	2043	75	75	75	75
Unsecured bond	issue under APB MTN programme	SGD	3.0-4.0	2020-2022	25	25	24	24
Unsecured bond	issue under 144A/RegS	USD	0.8	2015	—	—	411	412
Unsecured bond	issue under 144A/RegS	USD	1.4	2017	1,146	1,148	1,026	1,030
Unsecured bond	issue under 144A/RegS	USD	3.4	2022	685	689	614	618
Unsecured bond	issue under 144A/RegS	USD	2.8	2023	915	919	819	824
Unsecured bond	issue under 144A/RegS	USD	4.0	2042	450	459	402	412
Unsecured bond	n.a.	EUR	3.5-4.5	2020	19	19	17	17
Unsecured bank loans	bank facilities	EUR	4.8	2016	207	207	207	207
Unsecured bank loans	bank facilities	NGN	15-17	2016	14	16	121	121
Unsecured bank loans	German Schuldschein notes	EUR	1.8-6.2	2016	111	111	110	111
Unsecured bank loans	bank facilities	MYR	3.5-4.5	2016-2017	19	19	—	—
Unsecured bank loans	bank facilities	USD , RWF	4.5-13.5	2017-2020	17	17	—	—
Unsecured bank loans	bank facilities	ZAR	8.0	2018	71	71	—	—
Unsecured bank loans	bank facilities	PGK	4.7	2019	38	38	35	35
Unsecured bank loans	various	various	various	various	3	3	11	11
Secured bank loans	bank facilities	GBP	1.8	2016	6	6	8	8
Secured bank loans	bank facilities	HTG	8.5	2020	13	14	16	16
Secured bank loans	bank facilities	ETB	10.0	2021	22	22	20	20
Secured bank loans	various	various	various	various	5	5	12	12
Other interest-bearing liabilities	2008 US private placement	USD	5.9	2015	—	—	43	43
Other interest-bearing liabilities	2011 US private placement	GBP	7.3	2016	34	34	32	32
Other interest-bearing liabilities	2008 US private placement	USD	2.8	2017	83	83	74	74
Other interest-bearing liabilities	2008 US private placement	GBP	7.2	2018	44	44	41	41
Other interest-bearing liabilities	2010 US private placement	USD	4.6	2018	665	666	597	597
Other interest-bearing liabilities	2008 US private placement	USD	6.3	2018	357	358	321	321
Other interest-bearing liabilities	facilities from JVs	EUR	various	various	17	17	150	150
Other interest-bearing liabilities	various	various	various	various	18	18	16	16
Deposits from third parties	n.a.	various	various	various	595	595	564	564
Finance lease liabilities	n.a.	various	various	various	15	15	15	15
					12,023	12,093	11,162	11,227

25. Loans and borrowings continued

Financing headroom1

As at 31 December 2015, no amounts were drawn on the existing revolving credit facility of EUR2,500 million. This revolving credit facility was extended by one year and matures now in 2020. The committed financing headroom at Group level was EUR2,333 million as at 31 December 2015 and consisted of an undrawn revolving credit facility and centrally available cash, minus commercial paper in issue at Group level.

Incurrence covenant1

HEINEKEN has an incurrence covenant in some of its financing facilities. This incurrence covenant is calculated by dividing net debt (excluding the market value of cross-currency interest rate swaps) by EBITDA (beia) (both based on proportional consolidation of joint ventures and including acquisitions made in 2015 on a pro-forma basis). As at 31 December 2015 this ratio was 2.4 (2014: 2.4, 2013: 2.5). If the ratio would be beyond a level of 3.5, the incurrence covenant would prevent HEINEKEN from conducting further significant debt financed acquisitions.

[1]	Non-GAAP measures: unaudited

26. Finance lease liabilities

Finance lease liabilities are payable as follows:

	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
In millions of EUR	2015	2015	2015	2014	2014	2014
Less than one year	5	—	5	5	—	5
Between one and five years	9	—	9	8	—	8
More than five years	1	—	1	2	—	2
	15	—	15	15	—	15

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

The table below presents the relationship between IFRS measures, being results from operating activities and net profit, and HEINEKEN non-GAAP measures, being EBIT, EBIT (beia), operating profit (beia) and net profit (beia).

In millions of EUR	2015[1]	2014[1]	2013[1]
Results from operating activities	3,075	2,780	2,554
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	172	148	146
EBIT	3,247	2,928	2,700
Exceptional items and amortisation of acquisition-related intangible assets included in EBIT	311	340	391
EBIT (beia)	3,558	3,268	3,091
Share of profit of associates and joint ventures and impairments thereof (beia) (net of income tax)	(177)	(139)	(150)
Operating profit (beia)	3,381	3,129	2,941
Profit attributable to equity holders of the Company (net profit)	1,892	1,516	1,364
Exceptional items and amortisation of acquisition-related intangible assets included in EBIT	311	340	391
Exceptional items included in finance costs	(18)	(1)	(11)
Exceptional items included in income tax expense	(124)	(52)	(151)
Exceptional items included in non-controlling interest	(13)	(45)	(8)
Net profit (beia)	2,048	1,758	1,585

[1]	Unaudited

The 2015 exceptional items included in EBIT contain the amortisation of acquisition-related intangibles for EUR321 million (2014: EUR291 million, 2013: EUR329 million), the disposal gain for EMPAQUE of EUR379 million, restructuring expenses of EUR106 million (2014: EUR111 million, 2013: EUR99 million) and the impairment of intangible assets and P, P & E of EUR78 million (2014: EUR21 million, 2013: EUR102 million). Additional exceptional items included in EBIT are the write down of assets and recording of provisions in DRC and Rwanda for an amount of EUR79 million and the combined loss on the Previously Held Equity Interests of GAB, DHN and Sedibeng of EUR19 million.

The revaluation of the existing stake in D&G of EUR18 million resulted in an exceptional item in finance costs. In 2014, the exceptional items in finance costs were EUR6 million (2013: EUR21 million). The exceptional items in income tax expense include the tax impact on amortisation of acquisition-related intangible assets of EUR75 million (2014: EUR72 million, 2013: EUR84 million) and the tax impact on other exceptional items included in EBIT and finance costs of EUR58 million (2014: EUR6 million, 2013: EUR21 million). These items are partly offset by exceptional income tax items with a negative impact amounting to EUR9 million (2014: EUR26 million negative impact, 2013: EUR46 million positive impact).

EBIT and EBIT (beia) are not financial measures calculated in accordance with IFRS. The presentation of these financial measures may not be comparable to similarly titled measures reported by other companies due to differences in the ways the measures are calculated.

28. Employee benefits

In millions of EUR	2015	2014
Present value of unfunded defined benefit obligations	329	358
Present value of funded defined benefit obligations	8,544	8,551
Total present value of defined benefit obligations	8,873	8,909
Fair value of defined benefit plan assets	(7,661)	(7,547)
Present value of net obligations	1,212	1,362
Asset ceiling items	4	2
Recognised liability for defined benefit obligations	1,216	1,364
Other long-term employee benefits	73	79
	1,289	1,443

HEINEKEN makes contributions to defined benefit plans that provide pension benefits for employees upon retirement in a number of countries. The defined benefit plans in the Netherlands and the UK combined cover 88.4 per cent of the total defined benefit plan assets (2014: 88.6 per cent), 83.9 per cent of the present value of the defined benefit obligations (2014: 83.0 per cent) and 55.2 per cent of the present value of net obligations (2014: 52.1 per cent) as at 31 December 2015.

HEINEKEN provides employees in the Netherlands with an average pay pension plan based on earnings up to the legal tax limit. Indexation of accrued benefits is conditional on the funded status of the pension fund. HEINEKEN pays contributions to the fund up to a maximum level agreed with the Board of the pension fund and has no obligation to make additional contributions in case of a funding deficit. In 2015, HEINEKEN’s cash contribution to the Dutch pension plan was at the maximum level. The same level is expected to be paid in 2016.

HEINEKEN’s UK plan (Scottish & Newcastle pension plan ‘SNPP’) was closed to future accrual in 2010 and the liabilities thus relate to past service before plan closure. Based on the triennial review finalised in early 2013, HEINEKEN has agreed a 10-year funding plan including base Company contributions of GBP21 million per year, with a further Company contribution of between GBP15 million and GBP40 million per year, contingent on the funding level of the pension fund. As at 31 December 2015, the IAS 19 present value of the net obligations of SNPP represents a GBP369 million (EUR502 million) deficit. No additional liability has to be recognised as the net present value of the minimum funding requirement does not exceed the net obligation. The next triennial review will take place in 2016.

Other countries where HEINEKEN offers a defined benefit plan to (former) employees include: Austria (closed in 2007 to new entrants), Belgium, Greece (closed in 2014 to new entrants), Ireland (closed in 2012 to all future accrual), Jamaica, Mexico (plan changed to hybrid defined contribution for majority of employees in 2014), Nigeria (closed to new entrants in 2007), Portugal, Spain (closed to management in 2010) and Switzerland.

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

In other countries, retirement benefits are provided to employees via defined contribution plans.

Other long-term employee benefits mainly relate to long-term bonus plans, termination benefits, medical plans and jubilee benefits.

F-167

28. Employee benefits continued

Movement in net defined benefit obligation

The movement in the defined benefit obligation over the year is as follows:

		Present value of defined benefit obligations		Fair value of defined benefit plan assets		Present value of net obligations
In millions of EUR	Note	2015	2014	2015	2014	2015	2014
Balance as at 1 January		8,909	7,674	(7,547)	(6,553)	1,362	1,121
Included in profit or loss
Current service cost		83	75	—	—	83	75
Past service cost/(credit)		(9)	(103)	—	—	(9)	(103)
Administration expense		—	—	6	4	6	4
Effect of any settlement		(2)	(7)	—	—	(2)	(7)
Expense recognised in personnel expenses	10	72	(35)	6	4	78	(31)
Interest expense/(income)	12	258	326	(214)	(277)	44	49
		330	291	(208)	(273)	122	18
Included in OCI
Remeasurement loss/(gain):
Actuarial loss/(gain) arising from
Demographic assumptions		(62)	12	—	—	(62)	12
Financial assumptions		(191)	1,185	—	—	(191)	1,185
Experience adjustments		(41)	(112)	—	—	(41)	(112)
Return on plan assets excluding interest income		—	—	166	(645)	166	(645)
Effect of movements in exchange rates		259	257	(236)	(225)	23	32
		(35)	1,342	(70)	(870)	(105)	472
Other
Changes in consolidation and reclassification		13	(86)	—	32	13	(54)
Contributions paid:
By the employer		—	—	(180)	(195)	(180)	(195)
By the plan participants		26	26	(26)	(26)	—	—
Benefits paid		(370)	(338)	370	338	—	—
		(331)	(398)	164	149	(167)	(249)
Balance as at 31 December		8,873	8,909	(7,661)	(7,547)	1,212	1,362

Defined benefit plan assets

	2015			2014*
In millions of EUR	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Equity instruments:
Europe	746	—	746	766	—	766
Northern America	511	—	511	716	—	716
Japan	212	—	212	207	—	207
Asia other	153	—	153	234	—	234
Other	249	1	250	253	1	254
	1,871	1	1,872	2,176	1	2,177
Debt instruments:
Corporate bonds – investment grade	2,791	1,355	4,146	2,551	1,253	3,804
Corporate bonds – non-investment grade	131	178	309	133	146	279
	2,922	1,533	4,455	2,684	1,399	4,083
Derivatives	16	(1,229)	(1,213)	5	(924)	(919)
Properties and real estate	253	267	520	281	212	493
Cash and cash equivalents	195	47	242	206	15	221
Investment funds	1,219	292	1,511	923	309	1,232
Other plan assets	4	270	274	199	61	260
	1,687	(353)	1,334	1,614	(327)	1,287
Balance as at 31 December	6,480	1,181	7,661	6,474	1,073	7,547

*	Revised

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

In the Netherlands, an Asset-Liability Matching (ALM) study is performed at least on a triennial basis. The ALM study is the basis for the strategic investment policies and the (long-term) strategic investment mix. This resulted in a strategic asset mix comprising 38 per cent equity securities, 40 per cent bonds, 7 per cent property and real estate and 15 per cent other investments. The objective is

28. Employee benefits continued

to hedge currency risk on the US dollar, Japanese yen and British pound for 50 per cent of the equity exposure in the strategic investment mix.

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

In the Netherlands, interest rate risk is partly managed through fixed income investments. These investments match the liabilities for 22.7 per cent (2014: 20.1 per cent). In the UK, interest rate risk is partly managed through the use of a mixture of fixed income investments and interest rate swap instruments. These investments and instruments match the liabilities for 24.7 per cent (2014: 24.7 per cent).

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

Life expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities. This is particularly significant in the UK plan, where inflation-linked increases result in higher sensitivity to changes in life expectancy. In 2015, the Trustee of SNPP implemented a longevity hedge to remove the risk of a higher increase in life expectancy than anticipated for current pensioners.

Principal actuarial assumptions as at the balance sheet date

Based on the significance of the Dutch and UK pension plans compared with the other plans, the table below only includes the major actuarial assumptions for those two plans as at 31 December:

	The Netherlands		UK*
In per cent	2015	2014	2015	2014
Discount rate as at 31 December	2.3	1.8	3.9	3.6
Future salary increases	2.0	2.0	—	—
Future pension increases	0.9	0.3	3.0	2.9

*	The UK plan closed for future accrual leading to certain assumptions being equal to zero.

For the other defined benefit plans the following actuarial assumptions apply at 31 December:

	Europe		The Americas		Africa, Middle East & Eastern Europe
In per cent	2015	2014	2015	2014	2015	2014
Discount rate as at 31 December	0.8-2.3	1.0-1.9	7.0	7.3	12.0	15.0
Future salary increases	0.0-3.5	0.0-3.5	4.5	4.5	7.5	8.4
Future pension increases	0.0-1.2	0.0-1.8	3.5	3.5	3.0	3.2
Medical cost trend rate	0.0-4.5	0.0-4.5	5.1	5.1	4.5	6.8

Assumptions regarding future mortality rates are based on published statistics and mortality tables. For the Netherlands, the rates are obtained from the ‘AG-Prognosetafel 2014’, fully generational. Correction factors from Towers Watson are applied on these rates. For the UK, the rates are obtained from the Continuous Mortality Investigation 2011 projection model.

The weighted average duration of the defined benefit obligation at the end of the reporting period is 18 years.

HEINEKEN expects the 2016 contributions to be paid for the defined benefit plans to be in line with 2015.

28. Employee benefits continued

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	31 December 2015		31 December 2014
In per cent	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Discount rate (0.5% movement)	(677)	771	(721)	825
Future salary growth (0.25% movement)	21	(20)	45	(44)
Future pension growth (0.25% movement)	300	(292)	301	(265)
Medical cost trend rate (0.5% movement)	6	(5)	5	(5)
Life expectancy (1 year)	287	(290)	285	(287)

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

The performance conditions for LTV 2013-2015, LTV 2014-2016 and LTV 2015-2017 are the same for the Executive Board and senior management and comprise solely of internal financial measures, being Organic Revenue Growth (Organic Gross Profit beia growth up to LTV 2013-2015), Organic EBIT beia growth, Earnings Per Share (EPS) beia growth and Free Operating Cash Flow. Essentially, the performance targets are also the same for the Executive Board and senior management, although for LTV 2013-2015 the performance conditions for the Executive Board have been set at a higher target level as a result of the recalibration that took place at the end of 2013.

At target performance, 100 per cent of the awarded share rights vest. At threshold performance, 50 per cent of the awarded share rights vest. At maximum performance, 200 per cent of the awarded share rights vest for the Executive Board as well as senior managers contracted by the US, Mexico, Brazil and Singapore, and 175 per cent vest for all other senior managers.

29. Share-based payments – Long-Term Variable Award continued

The performance period for the aforementioned plans are:

LTV	Performance period start	Performance period end
2013-2015	1 January 2013	31 December 2015
2014-2016	1 January 2014	31 December 2016
2015-2017	1 January 2015	31 December 2017

The vesting date for the Executive Board is shortly after the publication of the annual results of 2015, 2016 and 2017 respectively and for senior management on 1 April 2016, 2017 and 2018 respectively.

As HEINEKEN will withhold the tax related to vesting on behalf of the individual employees, the number of Heineken N.V. shares to be received will be a net number. The share rights are not dividend-bearing during the performance period. The fair value has been adjusted for expected dividends by applying a discount based on the dividend policy and historical dividend payouts, during the vesting period.

The terms and conditions of the share rights granted are as follows:

Grant date/employees entitled	Number*	Based on share price
Share rights granted to Executive Board in 2013	50,278	50.47
Share rights granted to senior management in 2013	560,863	50.47
Share rights granted to Executive Board in 2014	51,702	49.08
Share rights granted to senior management in 2014	597,744	49.08
Share rights granted to Executive Board in 2015	54,903	58.95
Share rights granted to senior management in 2015	534,298	58.95

*	The number of shares is based on at target payout performance (100 per cent).

Under the LTV 2012-2014, a total of 87,438 (gross) shares vested for the Executive Board and 796,904 (gross) shares vested for senior management.

Based on the performance conditions, it is expected that approximately 765,841 shares of the LTV 2013-2015 will vest in 2016 for senior management and the Executive Board.

The number, as corrected for the expected performance for the various awards, and weighted average share price per share under the LTV of senior management and Executive Board are as follows:

	Weighted average share price 2015	Number of share rights 2015	Weighted average share price 2014	Number of share rights 2014
Outstanding as at 1 January	44.42	2,401,418	42.41	1,257,106
Granted during the year	58.95	589,201	49.08	649,446
Forfeited during the year	50.95	(235,289)	44.80	(112,593)
Vested during the year	35.89	(891,409)	36.69	(216,229)
Performance adjustment	—	(9,139)	—	823,688
Outstanding as at 31 December	52.26	1,854,782	44.42	2,401,418

Under the extraordinary share plans for senior management 16,000 shares were granted and 40,425 (gross) shares vested. These extraordinary grants only have a service condition and vest between one and five years. The expenses relating to these additional grants are recognised in profit or loss during the vesting period. Expenses recognised in 2015 are EUR1.0 million (2014: EUR1.2 million, 2013: EUR1.1 million).

Matching shares, extraordinary shares and retention share awards are granted to the Executive Board and are disclosed in note 35.

Personnel expenses

In millions of EUR	Note	2015	2014	2013
Share rights granted in 2011			—	(3)
Share rights granted in 2012		1	20	5
Share rights granted in 2013		12	17	8
Share rights granted in 2014		10	11	—
Share rights granted in 2015		10	—	—
Total expense recognised in personnel expenses	10	33	48	10

30. Provisions

In millions of EUR	Note	Restructuring	Onerous contracts	Claims and litigation	Other	Total
Balance as at 1 January 2015		162	54	179	168	563
Changes in consolidation		—	2	6	16	24
Provisions made during the year		83	16	17	48	164
Provisions used during the year		(100)	—	(14)	(24)	(138)
Provisions reversed during the year		(18)	(21)	(44)	(48)	(131)
Effect of movements in exchange rates		2	3	(28)	6	(17)
Unwinding of discounts		3	—	6	—	9
Balance as at 31 December 2015		132	54	122	166	474

Non-current		68	45	113	94	320
Current		64	9	9	72	154

Restructuring

The provision for restructuring of EUR132 million mainly relates to restructuring programmes in Spain and the Netherlands.

Claims and litigation

The provision for claims and litigation of EUR122 million mainly relates to the litigation inherited from the acquisition of the beer operations of FEMSA in 2010 (refer to note 34).

Other provisions

Included are, among others, surety and guarantees provided of EUR39 million (2014: EUR26 million) and provisions for other taxes of EUR42 million (2014: EUR32 million).

31. Trade and other payables

In millions of EUR	Note	2015	2014
Trade payables		2,797	2,339
Accruals and deferred income		1,270	1,211
Taxation and social security contributions		806	802
Returnable packaging deposits		606	580
Interest		131	132
Derivatives		89	104
Dividends		46	45
Other payables		268	320
	32	6,013	5,533

32. Financial risk management and financial instruments

Overview

HEINEKEN has exposure to the following risks from its use of financial instruments, as they arise in the normal course of HEINEKEN’s business:

•	Credit risk

•	Liquidity risk

•	Market risk

This note presents information about HEINEKEN’s exposure to each of the above risks, and it summarises HEINEKEN’s policies and processes that are in place for measuring and managing risk, including those related to capital management. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Executive Board, under the supervision of the Supervisory Board, has overall responsibility and sets rules for HEINEKEN’s risk management and control systems. They are reviewed regularly to reflect changes in market conditions and HEINEKEN’s activities. The Executive Board oversees the adequacy and functioning of the entire system of risk management and internal control, assisted by HEINEKEN Group departments.

The Global Treasury function focuses primarily on the management of financial risk and financial resources. Some of the risk management strategies include the use of derivatives, primarily in the form of spot and forward exchange contracts and interest rate swaps, but options can be used as well. It is HEINEKEN’s policy that no speculative transactions are entered into.

Credit risk

Credit risk is the risk of financial loss to HEINEKEN if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and it arises principally from HEINEKEN’s receivables from customers and investment securities.

Following the economic crisis, HEINEKEN placed particular focus on strengthening credit management and a Global Credit Policy was implemented. All local operations are required to comply with the principles contained within the Global Credit Policy and develop local credit management procedures accordingly. HEINEKEN annually reviews compliance with these procedures and continuous focus is placed on ensuring that adequate controls are in place to mitigate any identified risks in respect of both customer and supplier risk.

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

In monitoring customer credit risk customers are, on a country basis, grouped according to their credit characteristics, including whether they are an individual or legal entity, which type of distribution channel they represent, geographic location, industry, ageing profile, maturity and existence of previous financial difficulties. Customers that are graded as high risk are placed on a restricted customer list, and future sales are made on a prepayment basis only with approval of management.

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

F-173

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

Heineken N.V. has issued a joint and several liability statement to the provisions of Section 403, Part 9, Book 2 of the Dutch Civil Code with respect to legal entities established in the Netherlands. Refer to Note 44 of the Company financial statements.

Exposure to credit risk

The carrying amount of financial assets and guarantees to banks for loans represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

In millions of EUR	Note	2015	2014
Cash and cash equivalents	21	824	668
Trade and other receivables, excluding derivatives	20	2,821	2,621
Current derivatives	20	52	122
Investments held for trading	17	16	13
Available-for-sale investments	17	287	253
Non-current derivatives and investments FVTPL	17	210	97
Loans to customers	17	69	68
Loans to joint ventures and associates	17	22	65
Held-to-maturity investments	17	1	3
Other non-current receivables	17	152	167
Guarantees to banks for loans (to third parties)	34	473	354
		4,927	4,431

The maximum exposure to credit risk for trade and other receivables (excluding current derivatives) at the reporting date by geographic region was:

In millions of EUR	2015	2014
Europe	1,424	1,433
Americas	542	470
Africa, Middle East & Eastern Europe	449	357
Asia Pacific	308	223
Head Office and Other/eliminations	98	138
	2,821	2,621

Impairment losses

The ageing of trade and other receivables (excluding current derivatives) at the reporting date was:

32. Financial risk management and financial instruments continued

In millions of EUR	Gross 2015	Impairment 2015	Gross 2014	Impairment 2014
Not past due	2,475	(54)	2,296	(49)
Past due 0 – 30 days	207	(13)	185	(11)
Past due 31 – 120 days	233	(64)	197	(61)
More than 120 days	347	(310)	347	(283)
	3,262	(441)	3,025	(404)

The movement in the allowance for impairment in respect of trade and other receivables (excluding current derivatives) during the year was as follows:

In millions of EUR	2015	2014
Balance as at 1 January	404	418
Changes in consolidation	7	2
Impairment loss recognised	103	85
Allowance used	(29)	(38)
Allowance released	(42)	(66)
Effect of movements in exchange rates	(2)	3
Balance as at 31 December	441	404

The movement in the allowance for impairment in respect of loans during the year was as follows:

In millions of EUR	2015	2014
Balance as at 1 January	135	150
Changes in consolidation	1	—
Impairment loss recognised	—	10
Allowance used	—	(21)
Allowance released	(14)	(6)
Effect of movements in exchange rates	(1)	2
Balance as at 31 December	121	135

Impairment losses recognised for trade and other receivables (excluding current derivatives) and loans to customers are part of the other non-cash items in the consolidated statement of cash flows.

The income statement impact of EUR 14 million income (2014: EUR4 million expense, 2013: EUR14 million expense) in respect of loans to customers and EUR61 million expense (2014: EUR19 million expense, 2013: EUR34 million expense) in respect of trade and other receivables (excluding current derivatives) were included in expenses for raw materials, consumables and services.

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

HEINEKEN has a clear focus on ensuring sufficient access to capital markets to finance long-term growth and to refinance maturing debt obligations. Financing strategies, including the diversification of funding sources are under continuous evaluation (information about borrowing facilities is presented in Note 25). In addition, HEINEKEN seeks to align the maturity profile of its long-term debts with its forecasted cash flow generation. Strong cost and cash management and controls over investment proposals are in place to ensure effective and efficient allocation of financial resources.

32. Financial risk management and financial instruments continued

Contractual maturities

The following are the contractual maturities of non-derivative financial liabilities and derivative financial assets and liabilities, including interest payments:

						2015
In millions of EUR	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Financial liabilities
Interest-bearing liabilities	(12,565)	(14,750)	(2,014)	(1,742)	(5,193)	(5,801)
Trade and other payables (excluding interest payable, dividends and derivatives and including non-current part)	(5,744)	(5,744)	(5,658)	(62)	(12)	(12)
Derivative financial assets and (liabilities)
Interest rate swaps used for hedge accounting (net)	214	265	20	15	230	—
Forward exchange contracts used for hedge accounting (net)	(2)	(16)	(12)	(4)	—	—
Commodity derivatives used for hedge accounting (net)	(70)	(70)	(42)	(20)	(8)	—
Derivatives not used for hedge accounting (net)	(1)	(1)	(1)	—	—	—
	(18,168)	(20,316)	(7,707)	(1,813)	(4,983)	(5,813)

						2014
In millions of EUR	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Financial liabilities
Interest-bearing liabilities	(11,757)	(14,202)	(2,831)	(876)	(4,269)	(6,226)
Trade and other payables (excluding interest payable, dividends and derivatives and including non-current part)	(5,252)	(5,252)	(5,252)	—	—	—
Derivative financial assets and (liabilities)
Interest rate swaps used for hedge accounting (net)	163	238	96	12	130	—
Forward exchange contracts used for hedge accounting (net)	(64)	(66)	(60)	(6)	—	—
Commodity derivatives used for hedge accounting (net)	(11)	(10)	(7)	(3)	—	—
Commodity derivatives used for hedge accounting (net)	19	19	19	(3)	3	—
	(16,902)	(19,273)	(8,035)	(876)	(4,136)	(6,226)

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

32. Financial risk management and financial instruments continued

Foreign currency risk

HEINEKEN is exposed to foreign currency risk on (future) sales, (future) purchases, borrowings and dividends that are denominated in a currency other than the respective functional currencies of HEINEKEN entities. The main currencies that give rise to this risk are the US dollar, Mexican Peso, Nigerian Naira, Vietnamese Dong and Euro.

In managing foreign currency risk, HEINEKEN aims to ensure the availability of these foreign currencies and to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in foreign exchange rates and the availability of foreign currencies, especially in emerging markets, will have an impact on profit.

HEINEKEN hedges up to 90 per cent of its net US dollar export cash flows on the basis of rolling cash flow forecasts in respect to forecasted sales and purchases. Cash flows in other foreign currencies are also hedged on the basis of rolling cash flow forecasts. HEINEKEN mainly uses forward exchange contracts to hedge its foreign currency risk. The majority of the forward exchange contracts have maturities of less than one year after the balance sheet date.

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

It is HEINEKEN’s policy to provide intra-HEINEKEN financing in the functional currency of subsidiaries where possible to prevent foreign currency exposure on a subsidiary level. The resulting exposure at Group level is hedged by means of foreign currency denominated external debts and by forward exchange contracts. Intra-HEINEKEN financing in foreign currencies is mainly in British pounds, US dollars, Swiss francs, South African Rand and Polish zloty. In some cases, HEINEKEN elects to treat intra-HEINEKEN financing with a permanent character as equity and does not hedge the foreign currency exposure.

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

Exposure to foreign currency risk

HEINEKEN’s transactional exposure to the US dollar and Euro was as follows based on notional amounts. The Euro column relates to transactional exposure to the Euro within subsidiaries which are reporting in other currencies. Included in the amounts are intra-HEINEKEN cash flows. HEINEKEN’s transactional exposure to the British pound was excluded from the sensitivity analysis as the net exposure is not material.

		2015		2014
In millions	EUR	USD	EUR	USD
Financial assets
Trade and other receivables	27	61	14	44
Cash and cash equivalents	79	101	98	93
Intragroup assets	18	4,873	14	4,727
Financial liabilities
Interest-bearing liabilities	(25)	(5,441)	(17)	(5,464)
Non-interest-bearing liabilities	—	—	(1)	(1)
Trade and other payables	(145)	(129)	(135)	(93)
Intragroup liabilities	(910)	(644)	(728)	(706)
Gross balance sheet exposure	(956)	(1,179)	(755)	(1,400)
Estimated forecast sales next year	168	1,353	186	1,373
Estimated forecast purchases next year	(1,765)	(1,534)	(1,739)	(1,562)
Gross exposure	(2,553)	(1,360)	(2,308)	(1,589)
Net notional amount forward exchange contracts	406	748	99	950
Net exposure	(2,147)	(612)	(2,209)	(639)
Sensitivity analysis
Equity	(46)	(33)	(35)	(31)
Profit or loss	(8)	(6)	(6)	(2)

32. Financial risk management and financial instruments continued

Sensitivity analysis

A 10 per cent strengthening of the US dollar against the Euro or, in case of the Euro, a strengthening of the Euro against all other currencies as at 31 December would have affected the value of financial assets and liabilities (related to transactional exposure) recorded on the balance sheet and would have therefore decreased (increased) equity and profit by the amounts shown above. This analysis assumes that all other variables, in particular interest rates, remain constant.

A 10 per cent weakening of the US dollar against the Euro or, in case of the Euro, a weakening of the Euro against all other currencies as at 31 December would have had the equal but opposite effect on the basis that all other variables remain constant.

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

Swap maturity follows the maturity of the related loans and borrowings which have swap rates for the fixed leg ranging from 3.8 to 7.3 per cent (2014: from 3.8 to 7.3 per cent).

Interest rate risk – profile

At the reporting date, the interest rate profile of HEINEKEN’s interest-bearing financial instruments was as follows:

In millions of EUR	2015	2014
Fixed rate instruments
Financial assets	93	99
Financial liabilities	(11,057)	(10,225)
Net interest rate swaps	(42)	56
	(11,006)	(10,070)

Variable rate instruments
Financial assets	1,023	917
Financial liabilities	(1,508)	(1,532)
Net interest rate swaps	42	(56)
	(443)	(671)

Cash flow sensitivity analysis for variable rate instruments

HEINEKEN applies cash flow hedge accounting on certain floating rate financial liabilities and designates derivatives as hedging instruments. A change of 100 basis points in interest rates constantly applied during the reporting period would have increased (decreased) equity and profit or loss by the amounts shown below (after tax). This analysis assumes that all other variables, in particular foreign currency rates, remain constant and excludes any possible change in fair value of derivatives at period-end because of a change in interest rates. This analysis is performed on the same basis as for 2014.

	Profit or loss		Equity
In millions of EUR	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2015
Variable rate instruments	(4)	4	(4)	4
Net interest rate swaps	—	—	—	—
Cash flow sensitivity (net)	(4)	4	(4)	4

32. Financial risk management and financial instruments continued

	Profit or loss		Equity
In millions of EUR	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2014
Variable rate instruments	(5)	5	(5)	5
Net interest rate swaps	—	—	—	—
Cash flow sensitivity (net)	(5)	5	(5)	5

Commodity price risk

Commodity price risk is the risk that changes in commodity prices will affect HEINEKEN’s income. The objective of commodity price risk management is to manage and control commodity risk exposures within acceptable parameters, while optimising the return on risk. The main commodity exposure relates to the purchase of cans, glass bottles, malt and utilities. Commodity price risk is in principle addressed by negotiating fixed prices in supplier contracts with various contract durations. So far, commodity hedging with financial counterparties by HEINEKEN has been limited to aluminium hedging and to a limited extent gas and grains hedging, which are done in accordance with risk policies. HEINEKEN does not enter into commodity contracts other than to meet HEINEKEN’s expected usage and sale requirements. As at 31 December 2015, the market value of commodity swaps was EUR70 million negative (2014: EUR10 million negative).

Sensitivity analysis for aluminium hedges

The table below shows an estimated pre-tax impact of 10 per cent change in the market price of aluminium.

		Equity
In millions of EUR	10 per cent increase	10 per cent decrease
31 December 2015
Aluminium hedges	40	(40)

Cash flow hedges

The following table indicates the carrying amount of derivatives and the periods in which all the cash flows associated with derivatives that are cash flow hedges are expected to occur:

						2015
In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate swaps:
Assets	—	—	—	—	—	—
Liabilities	(1)	(2)	(2)	—	—	—
Cross currency interest rate swaps:
Assets	215	1,220	90	53	1,077	—
Liabilities	—	(953)	(68)	(38)	(847)	—
Forward exchange contracts:
Assets	37	1,437	1,289	148	—	—
Liabilities	(39)	(1,453)	(1,301)	(152)	—	—
Commodity derivatives:
Assets	1	1	1	—	—	—
Liabilities	(71)	(70)	(42)	(20)	(8)	—
	142	180	(33)	(9)	222	—

32. Financial risk management and financial instruments continued

The periods in which the cash flows associated with forward exchange contracts that are cash flow hedges are expected to impact profit or loss is on average two months earlier than the occurrence of the cash flows as in the above table.

						2014
In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate swaps:
Assets	—	—	—	—	—	—
Liabilities	(3)	(4)	(2)	(2)	—	—
Cross currency interest rate swaps:
Assets	166	1,701	605	82	1,014	—
Liabilities	—	(1,459)	(507)	(68)	(884)	—
Forward exchange contracts:
Assets	24	1,541	1,394	147	—	—
Liabilities	(88)	(1,607)	(1,454)	(153)	—	—
Commodity derivatives:
Assets	5	9	6	2	1	—
Liabilities	(15)	(19)	(13)	(5)	(1)	—
	89	162	29	3	130	—

The periods in which the cash flows associated with forward exchange contracts that are cash flow hedges are expected to impact profit or loss is typically one or two months earlier than the occurrence of the cash flows as in the above table.

HEINEKEN has entered into several cross-currency interest rate swaps which have been designated as cash flow hedges to hedge the foreign exchange rate risk on the principal amount and future interest payments of its US dollar and GBP borrowings. HEINEKEN has also entered into a few interest rate swaps which have been designated as cash flow hedges to hedge the value of future interest cash flows payable on floating interest borrowings. The borrowings are designated as the hedged item as part of the cash flow hedge. The borrowings and the interest rate and cross-currency interest rate swaps have the same critical terms.

Net investment hedges

HEINEKEN hedges its investments in certain subsidiaries by entering into local currency denominated borrowings, which mitigate the foreign currency translation risk arising from the subsidiaries net assets. These borrowings are designated as a net investment hedge. The fair value of these borrowings at 31 December 2015 was EUR536 million (2014: EUR520 million), and no ineffectiveness was recognised in profit and loss in 2015 (2014: nil, 2013: nil).

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

HEINEKEN is not subject to externally imposed capital requirements other than the legal reserves explained in note 22. Shares are purchased to meet the requirements of the share-based payment awards, as further explained in note 29. In 2015, HEINEKEN also purchased shares following the completion of the divestment of EMPAQUE in February 2015, as further explained in note 22.

Fair values

For bank loans and finance lease liabilities the carrying amount is a reasonable approximation of fair value. The fair value of the unsecured bond issues as at 31 December 2015 was EUR10,025 million (2014: EUR9,296 million) and the carrying amount was EUR9,669 million (2014: EUR8,769 million). The fair value of the other interest bearing liabilities as at 31 December 2015 was EUR1,870 million (2014: EUR1,829) and the carrying amount was EUR1,759 million (2014: EUR1,829 million).

Basis for determining fair values

The significant methods and assumptions used in estimating the fair values of financial instruments reflected in the table above are discussed in note 4.

Fair value hierarchy

The tables below present the financial instruments accounted for at fair value and amortised cost by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2)

•	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3)

32. Financial risk management and financial instruments continued

31 December 2015	Level 1	Level 2	Level 3
Available-for-sale investments	98	105	84
Non-current derivative assets	—	210	—
Current derivative assets	—	52	—
Investments held for trading	16	—	—
	114	367	84
Non-current derivative liabilities	—	(32)	—
Loans and borrowings	(10,025)	(1,870)	—
Current derivative liabilities	—	(89)	—
	(10,025)	(1,991)	—

31 December 2014	Level 1	Level 2	Level 3
Available-for-sale investments	99	86	68
Non-current derivative assets	—	97	—
Current derivative assets	—	122	—
Investments held for trading	13	—	—
	112	305	68
Non-current derivative liabilities	—	(8)	—
Loans and borrowings	(9,296)	(1,829)	—
Current derivative liabilities	—	(104)	—
	(9,296)	(1,941)	—

There were no transfers between level 1 and level 2 of the fair value hierarchy during the period ended 31 December 2015.

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

Level 3

Details of the determination of level 3 fair value measurements as at 31 December 2015 are set out below:

In millions of EUR	2015	2014
Available-for-sale investments based on level 3
Balance as at 1 January	68	59
Fair value adjustments recognised in other comprehensive income	16	10
Disposals	—	(1)
Transfers	—	—
Balance as at 31 December	84	68

The fair values for the level 3 available-for-sale investments are based on the financial performance of the investments and the market multiples of comparable equity securities.

33. Off-balance sheet commitments

In millions of EUR	Total 2015	Less than 1 year	1-5 years	More than 5 years	Total 2014
Lease & operational lease commitments	1,114	150	415	549	993
Property, plant and equipment ordered	293	282	11	—	158
Raw materials purchase contracts	8,507	1,987	4,794	1,726	3,400
Marketing and merchandising commitments	370	156	213	1	402
Other off-balance sheet obligations	2,004	629	778	597	1,606
Off-balance sheet obligations	12,288	3,204	6,211	2,873	6,559

Undrawn committed bank facilities	2,930	398	2,523	9	2,871

HEINEKEN leases buildings, cars and equipment in the ordinary course of business.

Raw material contracts include long-term purchase contracts with suppliers in which prices are fixed or will be agreed based upon predefined price formulas. These contracts mainly relate to malt, bottles and cans. The significant increase of raw materials purchase commitments relates to purchase contracts with EMPAQUE which has become a third party supplier after the disposal in 2015.

During the year ended 31 December 2015, EUR301 million (2014: EUR291 million, 2013: EUR282 million) was recognised as an expense in profit or loss in respect of operating leases and rent.

Other off-balance sheet obligations mainly include distribution, rental and service contracts.

Committed bank facilities are credit facilities on which a commitment fee is paid as compensation for the bank’s requirement to reserve capital. The bank is legally obliged to provide the facility under the terms and conditions of the agreement.

34. Contingencies

Brazil

As part of the acquisition of the beer operations of FEMSA in 2010, HEINEKEN inherited existing legal proceedings with labour unions, tax authorities and other parties of its, now wholly-owned, subsidiaries Cervejarias Kaiser Brasil and Cervejarias Kaiser Nordeste (jointly, Heineken Brasil). The proceedings have arisen in the ordinary course of business and are common to the current economic and legal environment of Brazil. The proceedings have partly been provided for (refer to note 30). The contingent amount being claimed against Heineken Brasil resulting from such proceedings as at 31 December 2015 is EUR450 million. Such contingencies were classified by legal counsel as less than probable of being settled against Heineken Brasil, but more than remote. However, HEINEKEN believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations. HEINEKEN does not expect any significant liability to arise from these contingencies. A part of the aforementioned contingencies (EUR238 million) is tax-related and qualifies for indemnification by FEMSA (refer to note 17).

As is customary in Brazil, Heineken Brasil has been requested by the tax authorities to collateralise tax contingencies currently in litigation amounting to EUR416 million by either pledging fixed assets or entering into available lines of credit which cover such contingencies.

Guarantees

In millions of EUR	Total 2015	Less than 1 year	1-5 years	More than 5 years	Total 2014
Guarantees to banks for loans (to third parties)	473	285	178	10	354
Other guarantees	564	224	280	60	592
Guarantees	1,037	509	458	70	946

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

Key management remuneration

In millions of EUR	2015	2014	2013
Executive Board	13.9	15.4	10.0
Supervisory Board	0.9	1.0	1.0
Total	14.8	16.4	11.0

Executive Board

The remuneration of the members of the Executive Board comprises a fixed component and a variable component. The variable component is made up of a Short-Term Variable pay (STV) and a Long-Term Variable award (LTV). The STV is based on financial and operational measures (75 per cent) and on individual leadership measures (25 per cent) as set by the Supervisory Board. It is partly paid out in shares that are blocked for a period of five calendar years. After the five calendar years, HEINEKEN will match the blocked shares 1:1 which is referred to as the matching share entitlement. For the LTV award we refer to note 29.

As at 31 December 2015, Mr. Jean-François van Boxmeer held 179,838 Company shares and Mrs. Laurence Debroux held 681 Company shares(2014: Mr. Jean-François van Boxmeer 117,889).

	2015
In thousands of EUR	J.F.M.L. van Boxmeer	L. Debroux[1]	D.R. Hooft Graafland[2]	Total
Fixed salary	1,150	421	201	1,772
Short-Term Variable pay	2,930	833	394	4,157
Matching share entitlement	1,353	385	182	1,920
Long-Term Variable award	2,706	158	1,825	4,689
Extraordinary share award/Retention bonus	236	124	—	360
Pension contributions	723	82	33	838
Other emoluments	21	134	7	162
Termination benefit	—	—	—	—
Total[3]	9,119	2,137	2,642	13,898

F-183

35. Related parties continued

	2014
In thousands of EUR	J.F.M.L. van Boxmeer	D.R. Hooft Graafland	Total
Fixed salary	1,150	650	1,800
Short-Term Variable pay	2,769	1,118	3,887
Matching share entitlement	640	517	1,157
Long-Term Variable award	2,972	1,690	4,662
Extraordinary share award/Retention bonus	750	—	750
Pension contributions	709	387	1,096
Other emoluments	21	21	42
Termination benefit	—	2,000	2,000
Total[3]	9,011	6,383	15,394

	2013
In thousands of EUR	J.F.M.L. van Boxmeer	D.R. Hooft Graafland	Total
Fixed salary	1,150	650	1,800
Short-Term Variable Pay	1,127	455	1,582
Matching share entitlement	564	228	792
Long-Term Variable award	475	227	702
Extraordinary share award/Retention bonus	3,039	1,300	4,339
Pension contributions	470	277	747
Other emoluments	21	21	42
Termination benefit	—	—	—
Total[4]	6,846	3,158	10,004

[1]	Appointed on 23 April 2015
[2]	Resigned on 23 April 2015
[3]

In 2015, an estimated tax penalty of EUR2.8 million (2014: EUR1.5 million) to the Dutch tax authorities was recognised in relation to the remuneration of Mr. René Hooft Graafland. The tax penalty is an expense to the employer and therefore not included in the table above.

[4]

In 2013, the Dutch Government applied an additional tax levy of 16 per cent over 2013 taxable income above EUR150,000. This tax levy related to remuneration over 2013 for the Executive Board is EUR1.5 million. The tax levy was an expense to the employer and therefore not included in the table above.

The matching share entitlements for each year are based on the performance in that year. The CEO, and the two CFOs have all chosen to invest 50 per cent of their STV for 2015 into Heineken N.V. shares (investment shares); in 2014 the CEO invested 25 per cent and the CFO invested 50 per cent. From an accounting perspective the corresponding matching shares vest immediately and as such a fair value of EUR1.9 million was recognised in the 2015 income statement. The matching share entitlements are not dividend-bearing during the five calendar year holding period of the investment shares. Therefore, the fair value of the matching share entitlements has been adjusted for missed expected dividends by applying a discount based on the dividend policy and historical dividend payouts during the vesting period.

In 2013, the CEO was rewarded with an extraordinary share award of EUR2.52 million (45,893 shares gross) for the successful acquisition of Asia Pacific Breweries Limited. The awarded shares vested immediately and remain blocked for a period of five years from the grant date. Furthermore, the Supervisory Board granted a retention share award to the CEO in 2013 to the value of EUR1.5 million (27,317 share entitlements gross). The share award vested two years after the grant date and was converted into Heineken N.V. shares. A three-year holding restriction applies to these shares as from the vesting date. In 2015, an expense of EUR236,000 is recognised for the retention award.

Resignation of Mr. René Hooft Graafland as a member of the Executive Board and CFO in 2015

Mr. René Hooft Graafland has resigned from the Executive Board following the Annual General Meeting on 23 April 2015 and his employment contract ended 1 May 2015. A severance payment of EUR2 million has been made upon contract ending and has been recognised in the 2014 income statement. This resignation is considered a retirement under the LTV plan rules, which implies that unvested LTV awards as of 1 May 2015 will continue to vest at their regular vesting dates, insofar and to the extent that predetermined performance conditions are met.

35. Related parties continued

As a result, the expenses for the LTV awards 2013-2015, 2014-2016 and 2015-2017 have been accelerated from their usual rate of one-third per year to a rate which ensures full expensing on 1 May 2015 rather than on 31 December 2015, 2016 and 2017. The impact of this acceleration in expensing for Mr. René Hooft Graafland is approximately EUR0.5 million (2014: EUR0.2 million, 2013: nil).

Supervisory Board

The individual members of the Supervisory Board received the following remuneration:

In thousands of EUR	2015	2014	2013
G.J. Wijers[1]	160	163	136
C.J.A. van Lede[2]	—	—	51
J.A. Fernández Carbajal	105	105	108
M. Das	85	88	88
M.R. de Carvalho	104	141	141
J.M. de Jong[3]	—	25	86
A.M. Fentener van Vlissingen	85	91	90
M.E. Minnick	80	83	80
V.C.O.B.J. Navarre	70	73	75
J.G. Astaburuaga Sanjinés	96	95	95
H. Scheffers[4]	80	81	51
J.M. Huët[5]	75	58	—
Total	940	1,003	1,001

[1]	Appointed as Chairman as at 25 April 2013
[2]	Stepped down as at 25 April 2013
[3]	Stepped down as at 24 April 2014
[4]	Appointed as at 25 April 2013
[5]	Appointed as at 24 April 2014

Mr. Michel de Carvalho held 100,008 shares of Heineken N.V. as at 31 December 2015 (2014: 100,008 shares, 2013: 100,008 shares). As at 31 December 2015 and 2014, the Supervisory Board members did not hold any of the Company’s bonds or option rights. Mr. Michel de Carvalho held 100,008 ordinary shares of Heineken Holding N.V. as at 31 December 2015 (2014: 100,008 ordinary shares, 2013: 100,008 ordinary shares).

35. Related parties continued

Other related party transactions

	Transaction value			Balance outstanding as at 31 December
In millions of EUR	2015	2014	2013	2015	2014	2013
Sale of products, services and royalties
To associates and joint ventures	82	75	70	30	21	26
To FEMSA	817	857	699	137	136	129

	899	932	769	167	157	155
Raw materials, consumables and services
Goods for resale – joint ventures	—	—	—	—	—	—
Other expenses – joint ventures	—	—	—	—	—	—
Other expenses FEMSA	197	201	142	36	46	25
	197	201	142	36	46	25

Heineken Holding N.V.

In 2015, an amount of EUR1,047,479 (2014: EUR744,285, 2013: EUR757,719) was paid to Heineken Holding N.V. for management services for HEINEKEN.

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

Pursuant to the provisions of Article 17 (1) of the Republic of Ireland Companies (Amendment) Act 1986, the Company issued irrevocable guarantees in respect of the financial year from 1 January 2015 up to and including 31 December 2015 regarding the liabilities referred to in Article 5(c)(ii) of the Republic of Ireland Companies (Amendment) Act 1986 of the wholly-owned subsidiary companies Heineken Ireland Limited, Heineken Ireland Sales Limited, The West Cork Bottling Company Limited, Western Beverages Limited, Beamish & Crawford Limited and Nash Beverages Limited.

Significant subsidiaries

Set out below are HEINEKEN’s significant subsidiaries at 31 December 2015. The subsidiaries as listed below are held by the Company and the proportion of ownership interests held equals the proportion of the voting rights held by HEINEKEN. The country of incorporation or registration is also their principal place of business. The disclosed significant subsidiaries represent the largest subsidiaries and represent an approximate total revenue of EUR14 billion and total asset value of EUR19 billion and are structural contributors to the business.

36. HEINEKEN entities continued

There were no significant changes to the HEINEKEN structure and ownership interests except those disclosed in note 6.

		percentage of ownership
	Country of incorporation	2015	2014
Heineken International B.V.	The Netherlands	100.0	100.0
Heineken Brouwerijen B.V.	The Netherlands	100.0	100.0
Heineken Nederland B.V.	The Netherlands	100.0	100.0
Cuauhtémoc Moctezuma Holding, S.A. de C.V.	Mexico	100.0	100.0
Cervejarias Kaiser Brasil S.A.	Brazil	100.0	100.0
Heineken France S.A.S.	France	100.0	100.0
Nigerian Breweries Plc.	Nigeria	54.3	54.3
Heineken USA Inc.	United States	100.0	100.0
Heineken UK Ltd	United Kingdom	100.0	100.0
Heineken España S.A.	Spain	99.8	99.8
Heineken Italia S.p.A.	Italy	100.0	100.0
Brau Union Österreich AG	Austria	100.0	100.0
Grupa Zywiec S.A.	Poland	65.2	65.2
LLC Heineken Breweries	Russia	100.0	100.0
Vietnam Brewery Ltd.	Vietnam	60.0	60.0

Summarised financial information on subsidiaries with material non-controlling interests

Set out below is the summarised financial information for Nigerian Breweries Plc. which has a non-controlling interest material to HEINEKEN. The financial information is based on HEINEKEN accounting policies and differs from local financial reporting, mainly as a result of the Consolidated Breweries acquisition in 2014. The NCI on Nigerian Breweries Plc is dispersed, no shareholder has an interest above 13 per cent.

In millions of EUR	2015	2014
Summarised Balance Sheet
Current
Assets	266	274
Liabilities	(629)	(554)
Total current net assets	(363)	(280)

Non-current
Assets	1,120	943
Liabilities	(194)	(303)
Total non-current net assets	926	640

36. HEINEKEN entities continued

In millions of EUR	2015	2014	2013
Summarised Income Statement
Revenue	1,359	1,281	1,302
Profit before income tax	262	297	303
Income tax	(82)	(97)	(95)
Net profit from continuing operations	180	200	208
Net profit from discontinuing operations	—	—	—
Other comprehensive income/(loss)	(45)	1	(18)
Total comprehensive income	135	201	190

Total comprehensive income attributable to NCI	62	92	87
Dividend paid to NCI	67	82	42

In millions of EUR	2015	2014	2013
Summarised Cash Flow
Cash flow from operating activities	432	405	530
Interest paid	(30)	(13)	(25)
Income tax paid	(101)	(115)	(81)
Net cash generated from operating activities	301	277	424
Net cash used in Investing activities	(156)	(162)	(157)
Net cash used in financing activities	(229)	(145)	(268)
Net change in cash and cash equivalents	(84)	(30)	(1)
Exchange difference	1	3	(1)

37. Subsequent events

Sale of Distribev SP. zo.o

On 1 February 2016, Grupa Żywiec closed the sale of 80 per cent of Distribev Sp. z o.o, Grupa Żywiec’s sales and distribution company serving the traditional trade and horeca market, to Orbico Group.

Acquisition of non-controlling interest Pivovarna Lasko

After conclusion of the mandatory public takeover offer on 15 January 2016 and subsequent acquisitions of stakes from minority interest holders, HEINEKEN increased its shareholding in Lasko by 44.1 per cent to 97.5 per cent.

Acquisition of non-controlling interest Desnoes & Geddes

After conclusion of the mandatory public takeover offer on 21 January 2016, HEINEKEN increased its shareholding in D&G by 22.4 per cent to 95.8 per cent.

38. Other disclosures

Remuneration

Refer to note 35 of the consolidated financial statements for the remuneration and incentives of the Executive Board and Supervisory Board. The Executive Board members are the only employees or assignees of the Company.

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

Amsterdam, 9 February 2016	Executive Board	Supervisory Board
	Van Boxmeer	Wijers

	Debroux	Fernández Carbajal

Das

de Carvalho

Fentener van Vlissingen

Minnick

Navarre

Astaburuaga Sanjinés

Scheffers

Huët