Form 20-F
period 2016-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2017-04-21
CIK 1061736

As filed with the Securities and Exchange Commission on April 21, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☒	Other ☐

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

References

The terms “FEMSA,” “our company,” “we,” “us” and “our,” are used in this annual report to refer to Fomento Económico Mexicano, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. We refer to our former subsidiary Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza, S.A. de C.V.) as “Cuauhtémoc Moctezuma” or “FEMSA Cerveza”, to our subsidiary Coca-Cola FEMSA, S.A.B. de C.V., as “Coca-Cola FEMSA”, to our subsidiary FEMSA Comercio, S.A. de C.V., as “FEMSA Comercio”, and to our subsidiary that holds our equity investment in Heineken, as “CB Equity.” FEMSA Comercio comprises a Retail Division, Fuel Division and Health Division, which we refer to as the “Retail Division”, “Fuel Division” and “Health Division”, respectively.

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

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 20.6170 to US$ 1.00, the noon buying rate for Mexican pesos on December 30, 2016, as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. On April 12, 2017, this exchange rate was Ps. 18.7665 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information”for information regarding exchange rates since 2012.

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

ITEMS 1-2. NOT APPLICABLE

ITEM 3.       KEY INFORMATION

Selected Consolidated Financial Data

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2016 and 2015, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2016, 2015 and 2014. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Pursuant to IFRS, the information presented in this annual report presents financial information for 2016, 2015, 2014, 2013, and 2012 in nominal terms in Mexican pesos, taking into account local inflation of any hyperinflationary economic environment and converting from local currency to Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country categorized as a hyperinflationary economic environment (for this annual report, only Venezuela). Furthermore, for our Venezuelan entities we were able to convert local currency using one of the three legal exchange rates in that country. For further information, see Notes 3.3 and 3.4 to our audited consolidated financial statements. For each non-hyperinflationary economic environment, local currency is converted to Mexican pesos using the year-end exchange rate for assets and liabilities, the historical exchange rate for equity and the average exchange rate for the income statement. See Note 3.3 to our audited consolidated financial statements.

Our non-Mexican subsidiaries maintain their accounting records in the currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.

Except when specifically indicated, information in this annual report on Form 20-F is presented as of December 31, 2016 and does not give effect to any transaction, financial or otherwise, subsequent to that date.

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

	Year Ended December 31,
	2016(1)	2016(2) (3)		2015(2) (4)		2014(2)		2013(5)		2012(6)
	(in millions of Mexican pesos or millions of U.S. dollars, except percentages and share and per share data)
Income Statement Data:
Total revenues	$19,377	Ps.	399,507	Ps.	311,589	Ps.	263,449	Ps.	258,097	Ps.	238,309
Gross Profit	7,188		148,204		123,179		110,171		109,654		101,300
Income before Income Taxes and Share of the Profit of Associates and Joint Ventures Accounted for Using the Equity Method	1,385		28,556		25,163		23,744		25,080		27,530
Income taxes	383		7,888		7,932		6,253		7,756		7,949
Consolidated net income	1,318		27,175		23,276		22,630		22,155		28,051
Controlling interest net income	1,025		21,140		17,683		16,701		15,922		20,707
Non-controlling interest net income	293		6,035		5,593		5,929		6,233		7,344
Basic controlling interest net income:
Per Series B Share	0.05		1.05		0.88		0.83		0.79		1.03
Per Series D Share	0.06		1.32		1.10		1.04		1.00		1.30
Diluted controlling interest net income:
Per Series B Share	0.05		1.05		0.88		0.83		0.79		1.03
Per Series D Share	0.06		1.32		1.10		1.04		0.99		1.29
Weighted average number of shares outstanding (in millions):
Series B Shares	9,246.4		9,246.4		9,246.4		9,246.4		9,246.4		9,246.4
Series D Shares	8,644.7		8,644.7		8,644.7		8,644.7		8,644.7		8,644.7
Allocation of earnings:
Series B Shares	46.11%		46.11%		46.11%		46.11%		46.11%		46.11%
Series D Shares	53.89%		53.89%		53.89%		53.89%		53.89%		53.89%
Financial Position Data:
Total assets	$26,465	Ps.	545,623	Ps.	409,332	Ps.	376,173	Ps.	359,192	Ps.	295,942
Current liabilities	4,185		86,289		65,346		49,319		48,869		48,516
Long-term debt(7)	6,401		131,967		85,969		82,935		72,921		28,640
Other long-term liabilities	1,998		41,197		16,161		13,797		14,852		8,625
Capital stock	162		3,348		3,348		3,347		3,346		3,346
Total equity	13,881		286,170		241,856		230,122		222,550		210,161
Controlling interest	10,279		211,904		181,524		170,473		159,392		155,259
Non-controlling interest	3,602		74,266		60,332		59,649		63,158		54,902
Other Information
Depreciation	$586	Ps.	12,076	Ps.	9,761	Ps.	9,029	Ps.	8,805	Ps.	7,175
Capital expenditures(8)	1,075		22,155		18,885		18,163		17,882		15,560
Gross margin(9)	37%		37%		40%		42%		42%		43%

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 20.6170 to US$ 1.00 solely for the convenience of the reader.
(2)	The exchange rate used to translate our operations in Venezuela as of and for the year ended on December 31, 2016 was the DICOM rate of 673.76 bolivars to US$ 1.00 compared to the year ended on December 31, 2015 which was the SIMADI rate of 198.70 bolivars to US$ 1.00 and compared to the year ended on December 31, 2014 which was the SICAD-II rate of 49.99 bolivars to US$ 1.00. See Note 3.3 of our audited consolidated financial statements.
(3)	Includes results of Vonpar, S.A. (“Vonpar” or “Group Vonpar”), from December 2016, and other business acquisitions. See “Item 4. Information on the Company—The Company—Corporate Background” and Note 4 to our audited consolidated financial statements.
(4)	Includes results of Socofar, S.A. (“Socofar” or “Group Socofar”), from October 2015, the Fuel Division from March 2015 and other business acquisitions. See “Item 4. Information on the Company–The Company–Corporate Background” and Note 4 of our audited consolidated financial statements.
(5)	Includes results of Coca-Cola FEMSA Philippines, Inc., or KOF Philippines (formerly Coca-Cola Bottlers Philippines, Inc.), from February 2013 using the equity method, Grupo Yoli, S.A. de C.V. (“Group Yoli”) from June 2013, Companhia Fluminense de Refrigerantes (“Companhia Fluminense”) from September 2013, Spaipa S.A. Indústria Brasileira de Bebidas (“Spaipa”) from November 2013 and other business acquisitions. See “Item 4. Information on the Company—Coca-Cola FEMSA—Corporate History,” Note 10 and Note 4 to our audited consolidated financial statements.
(6)	Includes results of Grupo Fomento Queretano, S.A.P.I. de C.V. (“Group Fomento Queretano”) from May 2012. See “Item 4. Information on the Company—Coca-Cola FEMSA—Corporate”and Note 4 to our audited consolidated financial statements.
(7)	Includes long-term debt minus the current portion of long-term debt.
(8)	Includes investments in property, plant and equipment, intangible and other assets, net of cost of long lived assets sold, and write-off.
(9)	Gross margin is calculated by dividing gross profit by total revenues.

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

The following table sets forth for each year the nominal amount of dividends per share that we declared in Mexican peso and U.S. dollar amounts and their respective payment dates for the 2012 to 2016 fiscal years:

Date Dividend Paid	Fiscal Year with Respect to which Dividend was Declared	Aggregate Amount of Dividend Declared	Per Series B Share Dividend	Per Series B Share Dividend(7)	Per Series D Share Dividend	Per Series D Share Dividend(7)
May 3, 2012 and November 6, 2012(1)	2011	Ps. 6,200,000,000	Ps. 0.3092	$0.0231	Ps. 0.3865	$0.0288
May 3, 2012			Ps. 0.1546	$0.0119	Ps. 0.1932	$0.0149
November 6, 2012			Ps. 0.1546	$0.0119	Ps. 0.1932	$0.0149
May 7, 2013 and November 7, 2013(2)	2012	Ps. 6,684,103,000	Ps. 0.3333	$0.0264	Ps. 0.4166	$0.0330
May 7, 2013			Ps. 0.1666	$0.0138	Ps. 0.2083	$0.0173
November 7, 2013			Ps. 0.1666	$0.0126	Ps. 0.2083	$0.0158
December 18, 2013(3)	2012	Ps. 6,684,103,000	Ps. 0.3333	$0.0257	Ps. 0.4166	$0.0321
May 7, 2015 and November 5, 2015 (4)	2014	Ps. 7,350,000,000	Ps. 0.3665	$0.0230	Ps. 0.4581	$0.0287
May 7, 2015			Ps. 0.1833	$0.0120	Ps. 0.2291	$0.0149
November 5, 2015			Ps. 0.1833	$0.0110	Ps. 0.2291	$0.01318
May 5, 2016 and November 3, 2016(5)	2015	Ps. 8,355,000,000	Ps. 0.4167	$0.0225	Ps. 0.5208	$0.0282
May 5, 2016			Ps. 0.2083	$0.0117	Ps. 0.2604	$0.0146
November 3, 2016			Ps. 0.2083	$0.0108	Ps. 0.2604	$0.0135
May 5, 2017 and November 3, 2017(6)	2016	Ps. 8,636,000,000	Ps. 0.4307	N/A	Ps. 0.5383	N/A
May 5, 2017			Ps. 0.2153	N/A	Ps. 0.2692	N/A
November 3, 2017			Ps. 0.2153	N/A	Ps. 0.2692	N/A

(1)	The dividend payment for 2011 was divided into two equal payments in Mexican pesos. The first payment was payable on May 3, 2012 with a record date of May 2, 2012, and the second payment was payable on November 6, 2012 with a record date of November 5, 2012.
(2)	The dividend payment for 2012 was divided into two equal payments in Mexican pesos. The first payment was payable on May 7, 2013 with a record date of May 6, 2013, and the second payment was payable on November 7, 2013 with a record date of November 6, 2013.
(3)	The dividend payment declared in December 2013 was payable on December 18, 2013 with a record date of December 17, 2013.
(4)	The dividend payment for 2014 was divided into two equal payments in Mexican pesos. The first payment was payable on May 7, 2015 with a record date of May 6, 2015, and the second payment was payable on November 5, 2015 with a record date of November 4, 2015. The dividend payment for 2014 was derived from the balance of the net tax profit account for the fiscal year ended December 31, 2013. See Note 22 to our financial statements.
(5)	The dividend payment for 2015 was divided into two equal payments. The first payment was payable on May 5, 2016 with a record date of May 4, 2016, and the second payment was payable on November 3, 2016 with a record date of November 1, 2016. The dividend payment for 2015 was derived from the balance of the net tax profit account for the fiscal year ended December 31, 2013. See Note 22 to our financial statements.
(6)	The dividend payment for 2016 will be divided into two equal payments. The first payment will become payable on May 5, 2017 with a record date of May 4, 2017, and the second payment will become payable on November 3, 2017 with a record date of November 1, 2017. The dividend payment for 2016 was derived from the balance of the net tax profit account for the fiscal year ended December 31, 2013. See Note 22 to our financial statements.
(7)	Translations to U.S. dollars are based on the exchange rates on the dates the payments were made.

At the annual ordinary general shareholders meeting, or AGM, the board of directors submits the audited consolidated financial statements of our company for the previous fiscal year, together with a report thereon by the board of directors. Once the holders of Series B Shares have approved the audited consolidated financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our paid in capital stock. As of the date of this report, the legal reserve of our company is fully constituted. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to our shareholders. Dividends may only be paid if net profits are sufficient to offset losses from prior fiscal years.

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

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and year-end noon exchange rate, expressed in Mexican pesos per US$ 1.00, as published by the Federal Reserve Bank of New York. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Year ended December 31,	Exchange Rate
	High	Low	Average(1)	Year End
2012	14.37	12.63	13.14	12.96
2013	13.43	11.98	12.86	13.10
2014	14.79	12.85	13.35	14.75
2015	17.36	14.56	15.97	17.20
2016	20.84	17.19	18.70	20.62

(1)	Average month-end rates.

	Exchange Rate
	High	Low	Period End
2015:
First Quarter	Ps. 15.58	Ps. 14.56	Ps. 15.25
Second Quarter	15.69	14.80	15.69
Third Quarter	17.10	15.67	16.90
Fourth Quarter	17.36	16.37	17.20
2016:
First Quarter	Ps. 19.19	Ps. 17.21	Ps. 17.21
Second Quarter	19.15	17.19	18.49
Third Quarter	19.86	17.98	19.34
Fourth Quarter	20.84	18.44	20.62
October	19.34	18.49	18.79
November	20.84	18.44	20.46
December	20.74	20.22	20.62
2017:
January	Ps. 21.89	Ps. 20.75	Ps. 20.84
February	20.82	19.74	20.00
March	19.93	18.67	18.83
First Quarter	21.89	18.67	18.83

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

The Coca-Cola Company makes significant contributions to Coca-Cola FEMSA’s marketing expenses, although it is not required to contribute a particular amount. Accordingly, The Coca-Cola Company may discontinue or reduce such contributions at any time.

Coca-Cola FEMSA depends on The Coca-Cola Company to continue with Coca-Cola FEMSA’s bottler agreements. Coca-Cola FEMSA’s bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the applicable agreement. In addition, these agreements generally may be terminated in the case of material breach. Termination of any such bottler agreement would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory. The foregoing and any other adverse changes in Coca-Cola FEMSA’s relationship with The Coca-Cola Company would have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business, which may result in Coca-Cola FEMSA taking actions contrary to the interests of its shareholders other than The Coca-Cola Company.

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business. As of April 7, 2017, The Coca-Cola Company indirectly owned 28.1% of Coca-Cola FEMSA’s outstanding capital stock, representing 37.0% of Coca-Cola FEMSA’s capital stock with full voting rights. The Coca-Cola Company is entitled to appoint five of Coca-Cola FEMSA’s maximum of 21 directors and the vote of at least two of them is required to approve certain actions by Coca-Cola FEMSA’s board of directors. As of April 7, 2017, we indirectly owned 47.9% of Coca-Cola FEMSA’s outstanding capital stock, representing 63.0% of Coca-Cola FEMSA’s capital stock with full voting rights. We are entitled to appoint 13 of Coca-Cola FEMSA’s maximum of 21 directors and all of its executive officers. We and the Coca-Cola Company together, or only we in certain circumstances, have the power to determine the outcome of all actions requiring approval by Coca-Cola FEMSA’s board of directors, and we and The Coca-Cola Company together, or only we in certain circumstances, have the power to determine the outcome of all actions requiring approval of our shareholders. The interests of The Coca-Cola Company may be different from the interests of Coca-Cola FEMSA’s other shareholders, which may result in Coca-Cola FEMSA taking actions contrary to the interests of such other shareholders.

Changes in consumer preferences and public concern about health related issues could reduce demand for some of Coca-Cola FEMSA’s products.

The non-alcoholic beverage industry is evolving mainly as a result of changes in consumer preferences and regulatory actions. There have been different plans and actions adopted in recent years by governmental authorities in some of the countries where Coca-Cola FEMSA operates, including an increase in taxes or the imposition of new taxes on the sale of beverages containing certain sweeteners, and other regulatory measures, such as restrictions on advertising for some of Coca-Cola FEMSA’s products. Moreover, researchers, health advocates and dietary guidelines are encouraging consumers to reduce their consumption of certain types of beverages sweetened with sugar and High Fructose Corn Syrup, or HFCS. In addition, concerns over the environmental impact of plastic may reduce the consumption of Coca-Cola FEMSA’s products sold in plastic bottles or result in additional taxes that would adversely affect consumer demand. Increasing public concern about these issues, new or increased taxes, other regulatory measures or Coca-Cola FEMSA’s failure to meet consumers’ preferences, could reduce demand for some of Coca-Cola FEMSA’s products, which would adversely affect its business, financial condition, results of operations and prospects.

The reputation of Coca-Cola trademarks and trademark infringement could adversely affect Coca-Cola FEMSA’s business.

Substantially all of Coca-Cola FEMSA’s sales are derived from sales of Coca-Cola trademark beverages owned by The Coca-Cola Company. Maintenance of the reputation and intellectual property rights of these trademarks is essential to Coca-Cola FEMSA’s ability to attract and retain retailers and consumers and is a key driver for its success. Failure to maintain the reputation of Coca-Cola trademarks and/or to effectively protect these trademarks could have a material adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

If Coca-Cola FEMSA is unable to protect its information systems against service interruption, misappropriation of data or breaches of security, Coca-Cola FEMSA’s operations could be disrupted, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

Coca-Cola FEMSA relies on networks and information systems and other technology, or information systems, including the Internet and third-party hosted platforms and services to support a variety of business processes and activities, including procurement and supply chain, manufacturing, distribution, invoicing and collection of payments. Coca-Cola FEMSA uses information systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting and legal and tax requirements. Because information systems are critical to many of Coca-Cola FEMSA’s operating activities, Coca-Cola FEMSA’s business may be impacted by system shutdowns, service disruptions or security breaches. In addition, such incidents could result in unauthorized disclosure of material confidential information. Coca-Cola FEMSA could be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems. Any severe damage, disruption or shutdown in Coca-Cola FEMSA’s information systems could have a material adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Negative or inaccurate information on social media could adversely affect Coca-Cola FEMSA’s reputation.

In recent years, there has been a marked increase in the use of social media and similar platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individual access to a broad audience of consumers and other interested persons. Negative or inaccurate information concerning or affecting Coca-Cola FEMSA or the Coca-Cola trademarks may be posted on such platforms at any time. This information may harm our reputation without affording Coca-Cola FEMSA an opportunity for redress or correction, which could in turn have a material adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Competition could adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

The beverage industry in the territories where Coca-Cola FEMSA operates is highly competitive. Coca-Cola FEMSA faces competition from other bottlers of sparkling beverages, such as Pepsi trademark products and other bottlers and distributors of local beverage brands, and from producers of low-cost beverages or “B brands.” Coca-Cola FEMSA also competes in beverage categories other than sparkling beverages, such as water, juice-based beverages, teas, sport drinks and value-added dairy products. Coca-Cola FEMSA expects that it will continue to face strong competition in its beverage categories in all of its territories and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope.

Although competitive conditions are different in each of Coca-Cola FEMSA’s territories, Coca-Cola FEMSA competes mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. See “Item 4. Information on the Company—Coca-Cola FEMSA—Competition.” Lower pricing and activities by Coca-Cola FEMSA’s competitors and changes in consumer preferences may have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

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

Coca-Cola FEMSA obtains the vast majority of the water used in its production from municipal utility companies and pursuant to concessions to use wells, which are generally granted based on studies of the existing and projected groundwater supply. Coca-Cola FEMSA’s existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on several factors, including having paid all fees in full, having complied with applicable laws and obligations and receiving approval for renewal from local and/or federal water authorities. See “Item 4. Information on the Company—Regulatory Matters—Water Supply.” In some of Coca-Cola FEMSA’s other territories, Coca-Cola FEMSA’s existing water supply may not be sufficient to meet its future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes.

Water supply in the Sao Paulo region in Brazil has been reduced in recent years by low rainfall, which has affected the main water reservoir that serves the greater Sao Paulo area (Cantareira). Although Coca-Cola FEMSA’s Jundiai plant does not obtain water from this water reservoir, water shortages or changes in governmental regulations aimed at rationalizing water in such region could affect its water supply in its Jundiai plant.

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

In addition to water, Coca-Cola FEMSA’s most significant raw materials are (i) concentrate, which it acquires from affiliates of The Coca-Cola Company, (ii) sweeteners and (iii) packaging materials.

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

The prices for Coca-Cola FEMSA’s other raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. Coca-Cola FEMSA is also required to meet all of its supply needs (including sweeteners and packaging materials) from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to it. Coca-Cola FEMSA’s sales prices are denominated in the local currency in each country where it operates, while the prices of certain materials, including those used in the bottling of its products, mainly resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in, or determined with reference to, the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the applicable local currency. Coca-Cola FEMSA cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such local currencies in the future. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.”

Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin, the price of which is related to crude oil prices and global resin supply. Crude oil prices have a cyclical behavior and are determined with reference to the U.S. dollar; therefore, high currency volatility may affect Coca-Cola FEMSA’s average price for resin in local currencies. Since 2010, international sugar prices have been volatile due to various factors, including shifting demand, availability and climate issues affecting production and distribution. In all of the countries where Coca-Cola FEMSA operates, other than Brazil, sugar prices are subject to local regulations and other barriers to market entry that cause it to purchase sugar above international market prices. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.” We cannot assure you that Coca-Cola FEMSA’s raw material prices will not further increase in the future or that Coca-Cola FEMSA will be successful in mitigating any such increase through derivative instruments or otherwise. Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of goods sold and adversely affect its business, financial condition, results of operations and prospects.

Taxes could adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

The countries where Coca-Cola FEMSA operates may adopt new tax laws or modify existing tax laws to increase taxes applicable to its business or products. Coca-Cola FEMSA’s products are subject to certain taxes in many of the countries where it operates, which impose taxes on sparkling beverages. See “Item 4. Information on the Company—Regulatory Matters—Taxation of Sparkling Beverages.” The imposition of new taxes increases in existing taxes, or changes in the interpretation of tax laws and regulation by tax authorities may have a material adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Tax legislation in some of the countries where Coca-Cola FEMSA operates has recently been subject to major changes. See “Item 4. Information on the Company—Regulatory Matters—Tax Reforms.” We cannot assure you that these reforms or other reforms adopted by governments in the countries where Coca-Cola FEMSA operates will not have a material adverse effect on its business, financial condition, results of operations and prospects.

Regulatory developments may adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Coca-Cola FEMSA is subject to several laws and regulations in each of the territories where it operates. The principal areas in which Coca-Cola FEMSA is subject to laws and regulations are water, environment, labor, taxation, health and antitrust. Laws and regulations can also affect Coca-Cola FEMSA’s ability to set prices for its products. See “Item 4. Information on the Company—Regulatory Matters.” Changes in existing laws and regulations, the adoption of new laws or regulations, or a stricter interpretation or enforcement thereof in the countries where Coca-Cola FEMSA operates may increase its operating and compliance costs or impose restrictions on its operations which, in turn, may adversely affect its financial condition, business, results of operations and prospects. In particular, environmental standards are becoming more stringent in several of the countries where Coca-Cola FEMSA operates. There is no assurance that Coca-Cola FEMSA will be able to comply with changes in environmental laws and regulations within the timelines established by the relevant regulatory authorities. See “Item 4. Information on the Company—Regulatory Matters—Environmental Matters.”

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where Coca-Cola FEMSA operates. Currently, there are no price controls on Coca-Cola FEMSA’s products in any of the territories where it has operations, except for those in Argentina, where authorities directly supervise six of Coca-Cola FEMSA’s products sold through supermarkets as a measure to control inflation, and Venezuela, where price controls have been imposed on certain products, including bottled water, and a limit has been imposed on profits earned on the sale of goods, including Coca-Cola FEMSA’s products, in an effort to seek price stability of, and equal access to, goods and services. If Coca-Cola FEMSA exceeds such limit on profits, it may be forced to maintain or reduce the prices of its products in Venezuela, which would in turn adversely affect its business, financial condition, results of operations and prospects. In addition, consumer protection laws in Venezuela are subject to continuing review and changes, and any such changes may have an adverse impact on Coca-Cola FEMSA. We cannot assure you that existing or future laws and regulations in the countries where Coca-Cola FEMSA operates relating to goods and services (in particular, laws and regulations imposing statutory price controls) will not affect its products, or that Coca-Cola FEMSA will not need to implement voluntary price restraints, which could have a negative effect on its business, financial condition, results of operations and prospects. See “Item 4. Information on the Company—Regulatory Matters—Price Controls.”

Unfavorable outcome of legal proceedings could have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Coca-Cola FEMSA’s operations have from time to time been and may continue to be subject to investigations and proceedings by antitrust authorities relating to alleged anticompetitive practices. Coca-Cola FEMSA also has been subject to investigations and proceedings on tax, consumer protection, environmental and labor matters. We cannot assure you that these investigations and proceedings will not have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA.”

Weather conditions may adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Lower temperatures, higher rainfall and other adverse weather conditions such as typhoons and hurricanes may negatively impact consumer patterns, which may result in reduced sales of Coca-Cola FEMSA’s beverage offerings. Additionally, such adverse weather conditions may affect plant installed capacity, road infrastructure and points of sale in the territories where Coca-Cola FEMSA operates and limit its ability to produce, sell and distribute its products, thus affecting its business, financial condition, results of operations and prospects.

Coca-Cola FEMSA may not be able to successfully integrate its acquisitions and achieve the expected operational efficiencies or synergies.

Coca-Cola FEMSA has and it may continue to acquire bottling operations and other businesses. Key elements to achieving the benefits and expected synergies of its acquisitions and mergers are the integration of acquired or merged businesses’ operations into Coca-Cola FEMSA’s own in a timely and effective manner and the retention of qualified and experienced key personnel. Coca-Cola FEMSA may incur unforeseen liabilities in connection with acquiring, taking control of, or managing bottling operations and other businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into its operating structure. We cannot assure you that these efforts will be successful or completed as expected by Coca-Cola FEMSA, and Coca-Cola FEMSA’s business, financial condition, results of operations and prospects could be adversely affected if it is unable to do so.

FEMSA Comercio

Competition from other retailers in the markets where FEMSA Comercio operates could adversely affect its business, financial condition, results of operations and prospects.

The retail sector is highly competitive in the markets where FEMSA Comercio operates. The Retail Division participates in the retail sector primarily through its OXXO stores, which face competition from small-format stores like 7-Eleven, Circle K stores and other numerous chains of retailers across Mexico, and from other regional small-format retailers to small informal neighborhood stores. In particular, small informal neighborhood stores can sometimes avoid regulatory oversight and taxation, enabling them to sell certain products at prices below average market prices. In addition, these small informal neighborhood stores could improve their technological capabilities so as to enable credit card transactions and electronic payment of utility bills, which would diminish one of the Retail Division’s competitive advantages.

In the pharmacy sector, FEMSA Comercio participates through the Health Division in Mexico, Chile and Colombia. In Mexico, it faces competition from other drugstore chains such as Farmacias Guadalajara, Farmacias del Ahorro and Farmacias Benavides, as well as independent pharmacies, supermarkets and other informal neighborhood drugstores. In Chile, relevant competitors are chain drugstores such as Farmacias Ahumada and Salcobrand, while in Colombia, the most relevant competitors are La Rebaja and Copidrogas.

The Retail Division and the Health Division may face additional competition from new market participants. The increase in competition may limit the number of new store locations available and could require FEMSA Comercio to modify its product offering or pricing scheme. As a consequence, future competition may affect the financial situation, operation results and prospects of the Retail Division and the Health Division.

For the Fuel Division, the opening of the Mexican fuel distribution market is expected to alter the competitive dynamics of the industry. The consolidation process, expected to take place as large companies and international competitors enter the market may occur rapidly and materially alter the market dynamics in Mexico. Currently, the Fuel Division faces competition from small, independently owned and operated service stations, as well as from regional chains such as Corpogas, Hidrosina, Petro-7 and Orsan.

FEMSA Comercio’s points of sale performance may be adversely affected by changes in economic conditions in the markets where it operates.

The markets in which FEMSA Comercio operates are highly sensitive to economic conditions, because a decline in consumer purchasing power is often a consequence of an economic slowdown which in turn results in a decline in the overall consumption of main product categories. During periods of economic slowdown, FEMSA Comercio’s points of sale may experience a decline in same-store traffic and average ticket per customer, which may result in a decline in overall performance.

FEMSA Comercio’s business expansion strategy and entry into new markets and retail formats may lead to decreased profit margins.

FEMSA Comercio has recently entered into new markets through the acquisition of other small-format retail businesses such as quick-service restaurants. In recent years, the Retail Division and the Health Division have continued with this strategy. These new businesses are currently less profitable than OXXO, and might therefore marginally dilute FEMSA Comercio margins in the short to medium term.

Regulatory changes in Mexico may adversely affect FEMSA Comercio’s business.

In the markets where it operates, FEMSA Comercio is subject to regulation in areas such as labor, taxation, zoning, operations and related local permits and health and safety regulations. Changes in existing laws and regulations, the adoption of new laws or regulations, or a stricter interpretation or enforcement thereof in the countries where FEMSA Comercio operates may increase its operating and compliance costs or impose restrictions on its operations which, in turn, may adversely affect the financial situation, operation results and prospects of FEMSA Comercio’s business. In addition, changes in current laws and regulations may negatively impact customer traffic, revenues, operational costs and commercial practices, which may have an adverse effect on the financial situation, operation results and prospects of FEMSA Comercio.

FEMSA Comercio’s business depends heavily on information technology and a failure, interruption, or breach of its IT systems could adversely affect it.

FEMSA Comercio’s businesses rely heavily on advanced information technology (which we refer to as IT) systems to effectively manage its data, communications, connectivity, and other business processes. FEMSA Comercio invests aggressively in IT to maximize its value generation potential. The development of IT systems, hardware and software needs to keep pace with the businesses’ growth due to the high speed at which the division adds new services and products to its commercial offerings. If these systems become obsolete or if the planning for future IT investments is inadequate, FEMSA Comercio businesses could be adversely affected.

Although FEMSA Comercio constantly improves and protects its IT systems with advanced security measures, they may still be subject to defects, interruptions, or security breaches such as viruses or data theft. Such a defect, interruption, or breach could adversely affect the financial situation, operation results and prospects of FEMSA Comercio.

FEMSA Comercio’s business may be adversely affected by an increase in the price of electricity in the markets where it operates.

The performance of FEMSA Comercio’s points of sale would be adversely affected by increases in the price of utilities on which the stores and stations depend, such as electricity. As an example, given the relevance of the Mexican market, the price of electricity in Mexico has generally remained stable or decreased in recent years, except for 2016, when the price gradually increased. Electricity prices could potentially increase further as a result of inflation, shortages, interruptions in supply, or other reasons, and such an increase could adversely affect the financial situation, operation results and prospects of FEMSA Comercio’s business.

Taxes could adversely affect FEMSA Comercio’s business.

The imposition of new taxes or increases in existing taxes, or changes in the interpretation of tax laws and regulations by tax authorities, may have a material adverse effect on the financial situation, operation results and prospects of FEMSA Comercio’s business.

The Retail Division may not be able to maintain its historic growth rate.

The Retail Division increased the number of OXXO stores at a compound annual growth rate of 9.5% from 2012 to 2016. The growth in the number of OXXO stores has driven growth in total revenue and results at the Retail Division over the same period. As the overall number of stores increases, percentage growth in the number of OXXO stores is likely to slow. In addition, as small-format store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same-store sales, average ticket and store traffic. Thus, our future results and financial situation may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and results of operations. In Colombia, OXXO stores may not be able to achieve or maintain historic growth rates like those in Mexico. We cannot assure that the revenues and cash flows of the Retail Division that come from future retail stores will be comparable with those generated by existing retail stores.

The Health Division’s sales may be affected by a material change in institutional sale trends in some of the markets where it operates.

In some of the markets where the Health Division operates, sales are highly dependent of institutional sales, as well as traditional open market sales. The institutional market involves public and private health care providers, and the performance of the Health Division could be affected by its ability to maintain and grow its client base.

The Health Division’s performance may be affected by contractual conditions with its suppliers.

The Health Division, especially in Mexico, acquires the majority of its inventories and healthcare products from a limited number of suppliers. Its ability to maintain favorable conditions in its current price and service agreements could potentially affect the Health Division’s operating and financial performance.

Energy regulatory changes may impact fuel prices and therefore adversely affect the Fuel Division’s business.

The Fuel Division mainly sells gasoline and diesel through owned or leased retail service stations. Until last year, the prices of these products were regulated in Mexico by a government agency named Comisión Reguladora de Energía (Energy Regulatory Commission). Starting in 2017, fuel prices are gradually beginning to follow the dynamics of the international fuel market, in accordance with the regulatory framework, which may also adversely affect the financial situation, operation results and prospects of the Fuel Division’s business.

The Fuel Division’s performance may be affected by changes in commercial terms with suppliers, or disruptions to the industry supply chain

The Fuel Division mainly purchases gasoline and diesel for its operations in Mexico. The fuel market in Mexico is currently undergoing structural changes that should gradually increase the number of suppliers as well as liberalize retail prices to consumers. As the industry evolves, commercial terms for the Fuel Division could deteriorate in the future, and potential disruptions to the order of the supply chain to our gas stations could adversely impact the financial performance and prospects of the Fuel Division.

The Fuel Division’s business could be affected by new safety and environmental regulations enforced by government, global environmental regulations and new energy technologies.

Federal, state and municipal laws and regulations for the installation and operation of service stations are becoming more stringent. Compliance with these laws and regulations is often difficult and costly. Global trends to reduce the consumption of fossil fuels through incentives and taxes could push sales of these fuels at service stations to slow or decrease in the future and automotive technologies, including efficiency gains in traditional fuel vehicles and increased popularity of alternative fuel vehicles, such as electric and liquefied petroleum gas (LPG) vehicles, have caused a significant reduction in fuel consumption globally. Other new technologies could further reduce the sale of traditional fuels, all of which could adversely affect operation results and financial situation of the Fuel Division.

Risks Related to Mexico and the Other Countries Where We Operate

Adverse economic conditions in Mexico may adversely affect our financial position and results.

We are a Mexican corporation and our Mexican operations are our single most important geographic territory. For the year ended December 31, 2016, 64% of our consolidated total revenues were attributable to Mexico. During 2013, 2014 and 2015 the Mexican gross domestic product, or GDP, increased by approximately 1.4%, 2.3% and 2.6%, respectively, and in 2016 it increased by approximately 2.3% on an annualized basis compared to 2015, due to stronger performance in the services and primary sectors, which were partially offset by lower volumes in the oil and gas industries. We cannot assure that such conditions will not slow down in the future or will not have a material adverse effect on our business, financial condition, results of operations and prospects going forward. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery in Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our results.

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

In addition, an increase in interest rates in Mexico would increase the cost of our debt and would cause an adverse effect on our financial position and results. Mexican peso-denominated debt (including currency hedges) constituted 36.4% of our total debt as of December 31, 2016.

Depreciation of the Mexican peso and of our other local currencies relative to the U.S. dollar could adversely affect our financial position and results.

Depreciation of the Mexican peso and of our other local currencies relative to the U.S. dollar increases the cost of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars, and thereby negatively affects our financial position and results. A severe devaluation or depreciation of the Mexican peso may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. The Mexican peso is a free-floating currency and as such, it experiences exchange rate fluctuations relative to the U.S. dollar over time. During 2016, the Mexican peso depreciated relative to the U.S. dollar by approximately 19.9% compared to 2015. During 2015, 2014 and 2013, the Mexican peso experienced fluctuations relative to the U.S. dollar consisting of 16.6% of depreciation, 12.6% of depreciation and 1.0% of depreciation respectively, compared to the years of 2014, 2013 and 2012. Through April 12, 2017, the Mexican peso has appreciated 9.0% since December 31, 2016.

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

Mexican political events may significantly affect our operations. The most recent presidential and congressional elections took place in July 2012 and 2015, respectively. Enrique Peña Nieto, a member of the Institutional Revolutionary Party (Partido Revolucionario Institucional or PRI), was elected President of Mexico and took office on December 1, 2012. Mexico’s next presidential election will be in July 2018. The Mexican president strongly influences new policies and governmental actions regarding the Mexican economy, and the new administration could implement substantial changes in law, policy and regulations in Mexico, which could negatively affect our business, financial condition, results of operations and prospects. In response to these actions, opponents of the administration could react with, among other things, riots, protests and looting that could negatively affect our operations. For example, the Mexican Congress has approved a number of structural reforms intended to modernize certain sectors of and foster growth in the Mexican economy, which continue to face implementation challenges.

Furthermore, no single party has a majority in the Senate or the Cámara de Diputados (House of Representatives), and the absence of a clear majority by a single party could result in government gridlock and political uncertainty on further reforms and secondary legislation to modernize key sectors of the Mexican economy. Mexico’s next federal legislative election will be in July 2018. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations and prospects.

Economic, political and social conditions in other countries may adversely affect our results.

Many countries worldwide, including Mexico, have suffered significant economic, political and social volatility recently, and this may occur again in the future. Global instability has been caused by many different factors, including substantial fluctuations in economic growth, high levels of inflation, changes in currency values, changes in governmental economic or tax policies and regulations, and overall political, social and economic instability. We cannot assure you that such conditions will not return or that such conditions will not have a material adverse effect on our financial situation and results.

The Mexican economy and the market value of securities issued by Mexican issuers may be, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. Furthermore, economic conditions in Mexico are highly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement (“NAFTA”), and increased economic activity between the two countries. In November 2016, presidential elections took place in the United States that resulted in a change of the nation’s leadership. President Donald Trump has made public his intention to terminate or re-negotiate the terms of NAFTA, but the content of any potential revisions has not been specified. Furthermore, President Donald Trump has stated that if Canada and Mexico do not agree to re-negotiate the pact, the United States may withdraw from NAFTA. In addition, President Donald Trump has repeatedly announced during his campaign his plan to build a wall along the U.S.-Mexico border in order to stop immigrants from coming into the United States illegally, which may create frictions among the Mexican government and the U.S. government and reduce economic activity between those countries, thus affecting the travel of visitors from Mexico to the United States. However, there can be no assurance as to what a new U.S. administration will do, and the impact of these measures or any others adopted by the new U.S. administration cannot be predicted.

Adverse economic conditions in the United States, the termination or re-negotiation of NAFTA in North America or other related events could have an adverse effect on the Mexican economy. Although economic conditions in other emerging market countries and in the United States may differ significantly from economic conditions in Mexico, investors’ reactions to developments in other countries may have an adverse effect on the market value of securities of Mexican issuers or of Mexican assets. There can be no assurance that future developments in other emerging market countries and in the United States, over which we have no control, will not have a material adverse effect on our financial situation and results.

Technology and cyber-security risks.

We use information systems to operate our business, to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting and legal and tax requirements. Because information systems are critical to many of the our operating activities, our business may be impacted by system shutdowns, service disruptions or security breaches, such as failures during routine operations, network or hardware failures, malicious or disruptive software, unintentional or malicious actions of employees or contractors, cyber-attacks by common hackers, criminal groups or nation-state organizations or social-activist (hacktivist) organizations, natural disasters, failures or impairments of telecommunication networks, or other catastrophic events. Such incidents could result in unauthorized disclosure of material confidential information and we could experience delays in reporting our financial results. In addition, misuse, leakage or falsification of information could result in violations of data privacy laws and regulations, damage our reputation and credibility and, therefore, could have a material adverse effect on our financial situation and results, or may require us to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems.

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

The devaluation of the local currencies against the U.S. dollar in our non-Mexican territories can increase our operating costs in these countries, and depreciation of the local currencies against the Mexican peso can negatively affect the translation of our results for these countries. In recent years, the Venezuelan currency has been volatile against the Mexican peso. During 2016, in addition to the Venezuelan currency, the currency of Argentina also depreciated against the Mexican peso. Future currency devaluation or the imposition of exchange controls in any of these countries, or in Mexico, would have an adverse effect on our financial position and results.

We have operated under exchange controls in Venezuela since 2003, which limit our ability to remit dividends abroad or make payments other than in local currency and that may increase the real price paid for raw materials and services purchased in local currency. Prior to 2014, we had historically used the official exchange rate in our Venezuelan operations. Commencing in 2014, the Venezuelan government announced a series of changes to the Venezuelan exchange control regime allowing the use of alternative exchanges rates in addition to the official exchange rate.

In January 2014, the Venezuelan government announced an exchange rate determined by the state-run system known as the Sistema Complementario de Administración de Divisas, or SICAD. In March 2014, the Venezuelan government announced a new law that authorized an alternative method of exchanging Venezuelan bolivars to U.S. dollars known as SICAD II. In February 2015, the Venezuelan government announced that it was replacing SICAD II with a new market-based exchange rate determined by the system known as the Sistema Marginal de Divisas, or SIMADI. In February 2016, the Venezuelan government announced a 37% devaluation of the official exchange rate and changed the existing three-tier exchange rate system into a dual system by combining the official exchange rate and the SICAD exchange rate into a single official exchange rate and maintaining the SIMADI exchange rate.

In March 2016, the Venezuelan government announced that it was replacing the SIMADI exchange rate with a new market-based exchange rate known as Divisas Complementarias, or DICOM, and the official exchange rate with a preferential exchange rate denominated Divisa Protegida, or DIPRO. The DIPRO exchange rate is determined by the Venezuelan government and may be used to settle imports of a list of goods and raw materials. The DICOM exchange rate is determined based on supply and demand of U.S. dollars. As of April 14, 2017, the DIPRO and DICOM exchange rates were 10 bolivars and 713.96 bolivars per U.S. dollar, respectively. See Note 3.3 (a) to our audited consolidated financial statements.

We translated our results of operations in Venezuela for the full year ended December 31, 2016 into our reporting currency, the Mexican peso, using the DICOM exchange rate of 673.76 bolivars per US$1.00, which was the exchange rate in effect as of such date. As a result, in 2016, we recognized a reduction in equity of Ps. 2,286 million. Since 2014, Coca-Cola FEMSA has recognized a reduction in equity in an aggregate amount of Ps. 20,230 million. Coca-Cola FEMSA will closely monitor any further developments that may affect the exchange rates to translate the financial statements of its Venezuelan subsidiary in the future.

Based on our facts and circumstances, we anticipate continuing to use the DICOM exchange rate to translate our future results of operations in Venezuela into our reporting currency, the Mexican peso. The Venezuelan government may announce further changes to the exchange rate system in the future. To the extent a higher exchange rate is applied to our investment in Venezuela in future periods as a result of changes to existing regulations, subsequently adopted regulations or otherwise, our results of operations in Venezuela and our financial condition would be further adversely affected. We will closely monitor any further developments in Venezuela, which may affect the exchange rates used by us to translate the results of our Venezuelan subsidiary in the future. More generally, future currency devaluations or the imposition of exchange controls in any of the countries where we operate may potentially increase our operating costs, which could have an adverse effect on our financial position and results of operations.

Risks Related to Our Holding of Heineken N.V. and Heineken Holding N.V. Shares

FEMSA does not control Heineken N.V.’s and Heineken Holding N.V.’s decisions.

On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in Heineken N.V. and Heineken Holding N.V. (which, together with their respective subsidiaries, we refer to as Heineken or the Heineken Group). As a consequence of this transaction, which we refer to as the Heineken transaction, FEMSA participates in the Heineken Holding N.V. Board of Directors, which we refer to as the Heineken Holding Board, and in the Heineken N.V. Supervisory Board, which we refer to as the Heineken Supervisory Board. However, FEMSA is not a majority or controlling shareholder of Heineken N.V. or Heineken Holding N.V., nor does it control the decisions of the Heineken Holding Board or the Heineken Supervisory Board. Therefore, the decisions made by the majority or controlling shareholders of Heineken N.V. or Heineken Holding N.V. or the Heineken Holding Board or the Heineken Supervisory Board may not be consistent with or may not consider the interests of FEMSA’s shareholders or may be adverse to the interests of FEMSA’s shareholders. Additionally, FEMSA has agreed not to disclose non-public information and decisions taken by Heineken.

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

As of March 16, 2017, a voting trust owned 38.69% of our capital stock and 74.86% of our capital stock with full voting rights, consisting of Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related-Party Transactions” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

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

We are a holding company. Accordingly, our cash flows are principally derived from dividends, interest and other distributions made to us by our subsidiaries. Currently, our subsidiaries do not have contractual obligations that require them to pay dividends to us. In addition, debt and other contractual obligations of our subsidiaries may in the future impose restrictions on our subsidiaries’ ability to make dividend or other payments to us, which in turn may adversely affect our ability to pay dividends to shareholders and meet our debt and other obligations. As of March 31, 2017, we had no restrictions on our ability to pay dividends. Further, our non-controlling shareholder position in Heineken means that we will be unable to require payment of dividends with respect to the Heineken shares.

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

We conduct our operations through the following principal holding companies:

•	Coca-Cola FEMSA, which produces, distributes and sells beverages and is the largest franchise bottler of Coca-Cola products in the world by volume;

•

FEMSA Comercio, comprising the Retail Division operating various small-format chain stores, including OXXO, the largest and fastest-growing chain in the Americas by number of stores; the Health Division, which includes drugstores and related operations; and the Fuel Division operating the OXXO GAS chain of retail service stations for fuels, motor oils and other car care products. As of December 31, 2016 and 2015, the Health Division and the Fuel Division, respectively, are treated as separate business segments; and

•	CB Equity, which holds our investment in Heineken, one of the world’s leading brewers, with operations in over 70 countries.

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

In January 2010, FEMSA announced that its board of directors unanimously approved a definitive agreement under which FEMSA would exchange its brewery business of Cuauhtémoc Moctezuma for a 20% economic interest in the Heineken Group, one of the world’s leading brewers. In April 2010, FEMSA announced the closing of the transaction, after Heineken N.V., Heineken Holding N.V. and FEMSA approved the transaction. Under the terms of the agreement, FEMSA received 43,018,320 shares of Heineken Holding N.V. and 43,009,699 shares of Heineken N.V., with an additional 29,172,504 shares of Heineken N.V. (which shares we refer to as the Allotted Shares) delivered pursuant to an allotted share delivery instrument, or the ASDI, with the final installment delivered in October 2011. As of December 31, 2016, FEMSA’s interest in Heineken N.V. represented 12.53% of Heineken N.V.’s outstanding capital and 14.94% of Heineken Holding N.V.’s outstanding capital, resulting in our 20% economic interest in the Heineken Group. The principal terms of the Heineken transaction documents are summarized below in “Item 10. Additional Information—Material Contracts.”

In January 2013, Coca-Cola FEMSA acquired a 51.0% non-controlling majority stake in KOF Philippines from The Coca-Cola Company. Since January 25, 2017, Coca-Cola FEMSA controls KOF Philippines as all decisions relating to the day-to-day operation and management of KOF Philippines’s business, including its annual normal operations plan, are approved by a majority of its board of directors without requiring the affirmative vote of any director appointed by The Coca-Cola Company.

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

In March 2015, following changes to the legal framework resulting from the adoption of Mexico’s energy reform, FEMSA Comercio began to acquire service station franchises of Petroleos Mexicanos (“PEMEX”) and obtain permits from PEMEX to operate such service stations as franchisee. These acquisitions started taking place after two decades (1995-2015) of FEMSA Comercio providing operation services to retail service stations for fuels, motor oils and other car care products through agreements with third parties that owned PEMEX franchises.

In June 2015, CCF acquired 100% of Farmacias Farmacon, a regional pharmacy chain consisting at that time of more than 200 stores in the northwestern Mexican states of Sinaloa, Sonora, Baja California and Baja California Sur.

In September 2015, FEMSA Comercio acquired 60% of Group Socofar, a leading South American drugstore operator based in Santiago, Chile. Socofar operated at that time, directly and through franchises, more than 600 drugstores and 150 beauty stores throughout Chile and over 150 drugstores throughout Colombia. FEMSA Comercio has the right to appoint the majority of the members of Socofar’s board of directors and exercises day- to-day operating control over Socofar. As part of the shareholders agreement entered into with the former controlling shareholder, such minority shareholder has the right to appoint two members of the board of directors of Socofar.

In 2016, FEMSA Comercio, through its subsidiary Cadena Comercial USA Corporation, LLC. (“Cadena Comercial USA”), completed the acquisition of an 80% economic stake in Specialty’s Café & Bakery, Inc (“Specialty’s”), which operates café restaurants in the states of California, Washington and Illinois. In January 2017, Cadena Comercial USA completed the acquisition of the remaining 20% economic stake in Specialty’s becoming its sole owner.

In June 2016, FEMSA Comercio acquired Comercial Big John Limitada (“Big John”), a leading convenience store operator based in Santiago, Chile. At the time of the acquisition, Big John operated 49 stores, mainly in the Santiago metropolitan area.

For more information on FEMSA Comercio’s recent transactions, see “Item 4. Information on the Company—FEMSA Comercio – Corporate History”.

In December 2016, Coca-Cola FEMSA acquired Vonpar, a Brazilian bottler of Coca-Cola trademark products, one of the largest privately owned bottlers in the Brazilian Coca-Cola system.

For more information on Coca-Cola FEMSA’s recent transactions, see “Item 4. Information on the Company—Coca-Cola FEMSA – Corporate History”.

Ownership Structure

We conduct our business through our principal sub-holding companies as shown in the following diagram and table:

Principal Sub-holding Companies—Ownership Structure

As of March 31, 2017

(1)	Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as CIBSA.
(2)	Percentage of issued and outstanding capital stock owned by CIBSA (63% of Coca-Cola FEMSA’s capital stock with full voting rights). See “Item 4. Information on the Company – Coca-Cola FEMSA – Capital Stock.”
(3)	Ownership in CB Equity held through various FEMSA subsidiaries.
(4)	Combined economic interest in Heineken N.V. and Heineken Holding N.V.
(5)	Includes the Retail Division, the Health Division and the Fuel Division.

The following table presents an overview of our operations by reportable segment and by geographic area:

Operations by Segment—Overview

Year Ended December 31, 2016 and % of growth (decrease) vs. previous year

	Coca-Cola FEMSA				Retail Division				Health Division(4) (5)			Fuel Division			CB Equity(1)
	(in millions of Mexican pesos, except for employees and percentages)
Total revenues	Ps.	177,718	17%		Ps.	137,139	14%		Ps.	43,411	233%	Ps.	28,616	55%	Ps.	—	NA
Gross Profit		79,662	11%			50,990	17%			12,738	245%		2,248	58%		—	NA
Share of the profit (loss) of associates and joint ventures accounted for using the equity method, net of taxes		147	(5	)%(2)		15	250	%(3)		—	NA		—	NA		6,342	8%
Total assets		279,256	33%			59,740	34%			35,862	59%		3,649	13%		108,976	14%
Employees		85,145	2%			125,166	10%			21,246	6%		5,359	18%		—	NA

(1)	CB Equity holds our Heineken N.V. and Heineken Holding N.V. shares.
(2)	Reflects the percentage decrease between the gain of Ps. 147 million recorded in 2016 and the gain of Ps. 155 million recorded in 2015.
(3)	Reflects the percentage increase between the gain of Ps. 15 million recorded in 2016 and the loss of Ps. 10 million recorded in 2015.
(4)	The operations that compose the Health Division have been treated as a separate reportable segment since 2016.
(5)	Total revenues, gross profit and total assets include the Group Socofar’s operations recorded since October 2015.

Total Revenues Summary by Segment(1)

	Year Ended December 31, 2016
	2016		2015		2014
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	177,718	Ps.	152,360	Ps.	147,298
FEMSA Comercio
Retail Division		137,139		119,884		109,624
Health Division		43,411		13,053		—
Fuel Division		28,616		18,510		—
Other		29,491		22,774		20,069
Consolidated total revenues	Ps.	399,507	Ps.	311,589	Ps.	263,449

(1)	The sum of the financial data for each of our segments differs from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.

Total Revenues Summary by Geographic Area(1)

	Year Ended December 31, 2016
	2016		2015		2014
	(in millions of Mexican pesos)
Mexico and Central America(2)	Ps.	267,732	Ps.	228,563	Ps.	186,736
South America(3)		113,937		74,928		69,172
Venezuela		18,937		8,904		8,835
Consolidated total revenues	Ps.	399,507	Ps.	311,589	Ps.	263,449

(1)	The sum of the financial data for each geographic area differs from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation.
(2)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico-only) revenues were Ps. 254,643 million, Ps. 218,809 million and Ps. 178,125 for the years ended December 31, 2016, 2015 and 2014, respectively.
(3)	South America includes Brazil, Colombia, Argentina and Chile. South America revenues include revenues from our operations in Brazil of Ps. 48,924, Ps. 39,749 million and Ps. 45,799 million; revenues from our operations in Colombia of Ps. 17,027, Ps. 14,283 million and Ps. 14,207 million; revenues from our operations in Argentina of Ps. 12,340 million, Ps. 14,004 million and Ps. 9,714 million for the years ended December 31, 2016, 2015 and 2014, respectively and revenues from our operations in Chile of Ps. 36,631 and 7,586 million for the years ended December 31, 2016 and 2015, respectively.

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2016:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA:	Mexico	100.0%
Coca-Cola FEMSA	Mexico	47.9	%(1)
Emprex:	Mexico	100.0%
FEMSA Comercio(2)	Mexico	100.0%
CB Equity(3)	United Kingdom	100.0%

(1)	Percentage of capital stock. FEMSA, through CIBSA, owns 63% of the shares of Coca-Cola FEMSA with full voting rights.
(2)	Includes the Retail Division, the Health Division and the Fuel Division.
(3)	Ownership in CB Equity held through various FEMSA subsidiaries. CB Equity holds our Heineken N.V and Heineken Holding N.V. shares.

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

We believe that the competencies that our businesses have developed can be replicated in other geographic regions. This underlying principle guides our consolidation and growth efforts, which have led to our current continental footprint. We operate in Mexico, Central and South America and the Philippines including some of the most populous metropolitan areas in Latin America—which provides us with opportunities to create value through both an improved ability to execute our strategies in complex markets, and the use of superior commercial tools. We have also increased our capabilities to operate and succeed in other geographic regions by improving management skills in order to obtain a precise understanding of local consumer needs. Going forward, we intend to use those capabilities to continue our international expansion of both Coca-Cola FEMSA and FEMSA Comercio, expanding both our geographic footprint and our presence in the non-alcoholic beverage industry and in small box retail formats, as well as taking advantage of potential opportunities across markets to leverage our capability set.

Recent examples include our entry into the drugstore business in Mexico and South America, and into the fuel service station business in Mexico, where we are applying our retail and operational capabilities to develop attractive value propositions for consumers in these formats.

Coca-Cola FEMSA

Overview

Coca-Cola FEMSA is the largest franchise bottler of Coca-Cola trademark beverages in the world by volume. Coca-Cola FEMSA operates in territories in the following countries:

•	Mexico—a substantial portion of central Mexico, the southeast and northeast of Mexico (including the Gulf region).

•	Central America—Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

•	Colombia—most of the country.

•	Venezuela—nationwide.

•	Brazil—a major part of the states of Sao Paulo and Minas Gerais, the states of Parana, Santa Catarina and Mato Grosso do Sul and part of the states of Rio de Janeiro, Rio Grande do Sul and Goias.

•	Argentina—Buenos Aires and surrounding areas.

•	The Philippines—nationwide (through a joint venture with The Coca-Cola Company).

Coca-Cola FEMSA was organized on October 30, 1991 as a stock corporation with variable capital (sociedad anónima de capital variable) under the laws of Mexico for a term of 99 years. On December 5, 2006, as required by amendments to the Mexican Securities Market Law, Coca-Cola FEMSA became a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable). Coca-Cola FEMSA’s legal name is Coca-Cola FEMSA, S.A.B. de C.V. Coca-Cola FEMSA’s principal executive offices are located at Calle Mario Pani No. 100, Colonia Santa Fe Cuajimalpa, Delegación Cuajimalpa de Morelos, 05348, Ciudad de México, México. Coca-Cola FEMSA’s telephone number at this location is (52-55) 1519-5000. Coca-Cola FEMSA’s website is www.coca-colafemsa.com.

The following is an overview of Coca-Cola FEMSA’s operations by consolidated reporting segment in 2016.

Operations by Consolidated Reporting Segment—Overview

Year Ended December 31, 2016

	Total Revenues			Gross Profit
	(in millions of Mexican pesos, except percentages)
Mexico and Central America(1)	Ps.	87,557	49.3%	Ps.	43,569	54.7%
South America (excluding Venezuela)(2)		71,293	40.1%		29,263	36.7%
Venezuela		18,868	10.6%		6,830	8.6%

Consolidated	Ps.	177,718	100.0%	Ps.	79,662	100.0%

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil and Argentina. Includes results of Vonpar from December 2016.

Corporate History

Coca-Cola FEMSA commenced operations in 1979, when one of our subsidiaries acquired certain sparkling beverage bottlers in Mexico City and surrounding areas. In 1991, we transferred our ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., Coca-Cola FEMSA’s corporate predecessor. In June 1993, a subsidiary of The Coca-Cola Company subscribed for 30% of Coca-Cola FEMSA’s capital stock in the form of Series D shares. In September 1993, we sold Series L shares that represented 19.0% of Coca-Cola FEMSA’s capital stock to the public, and Coca-Cola FEMSA listed these shares on the Mexican Stock Exchange and, in the form of ADSs, on the NYSE.

In a series of transactions since 1994, Coca-Cola FEMSA has acquired new territories, brands and other businesses which today comprise its business. In May 2003, Coca-Cola FEMSA acquired Panamerican Beverages Inc., or Panamco, and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories.

In November 2006, we acquired 148,000,000 of Coca-Cola FEMSA’s Series D shares from certain subsidiaries of The Coca-Cola Company, which increased FEMSA’s ownership to 53.7%.

In November 2007, Coca-Cola FEMSA acquired together with The Coca-Cola Company 100.0% of the shares of capital stock of Jugos del Valle, S.A.P.I. de C.V., or Jugos del Valle. In 2008, Coca-Cola FEMSA, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and Brazilian operations, respectively, of Jugos del Valle.

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

In February 2009, Coca-Cola FEMSA acquired together with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, S.A., a subsidiary of SABMiller plc. Coca-Cola FEMSA acquired the production assets and the distribution territory, and The Coca-Cola Company acquired the Brisa brand.

In May 2009, Coca-Cola FEMSA entered into an agreement to manufacture, distribute and sell the Crystal trademark water products in Brazil jointly with The Coca-Cola Company.

In August 2010, Coca-Cola FEMSA acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, Leão Alimentos e Bebidas, Ltda., or Leão Alimentos, manufacturer and distributor of the Matte Leão tea brand, which would later be integrated with the Brazilian operations of Jugos del Valle.

In March 2011, Coca-Cola FEMSA acquired together with The Coca-Cola Company, Grupo Industrias Lácteas, S.A. (known as Estrella Azul), a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama.

In October 2011, Coca-Cola FEMSA merged with Grupo Tampico, a Mexican bottler with operations in the states of Tamaulipas, San Luis Potosi, and Veracruz, as well as in parts of the states of Hidalgo, Puebla and Queretaro.

In December 2011, Coca-Cola FEMSA merged with Grupo CIMSA, a Mexican Coca-Cola bottler with operations mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacan. As part of Coca-Cola FEMSA’s merger with Grupo CIMSA, Coca-Cola FEMSA also acquired a 13.2% equity interest in Promotora Industrial Azucarera, S.A de C.V., or PIASA.

In May 2012, Coca-Cola FEMSA merged with Grupo Fomento Queretano, a Mexican bottler with operations mainly in the state of Queretaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. As part of Coca-Cola FEMSA’s merger with Grupo Fomento Queretano, it also acquired an additional 12.9% equity interest in PIASA.

In August 2012, Coca-Cola FEMSA acquired, through Jugos del Valle, an indirect participation in Santa Clara Mercantil de Pachuca, S.A. de C.V., or Santa Clara, a producer of milk and dairy products in Mexico.

In January 2013, Coca-Cola FEMSA acquired a 51.0% non-controlling majority stake in KOF Philippines from The Coca-Cola Company. Since January 25, 2017, Coca-Cola FEMSA controls KOF Philippines as all decisions relating to the day-to-day operation and management of KOF Philippines’s business, including its annual normal operations plan, are approved by a majority of its board of directors without requiring the affirmative vote of any director appointed by The Coca-Cola Company.

In May 2013, Coca-Cola FEMSA merged with Grupo Yoli, a Mexican bottler with operations mainly in the state of Guerrero, as well as in parts of the state of Oaxaca. As part of Coca-Cola FEMSA’s merger with Grupo Yoli, Coca-Cola FEMSA also acquired an additional 10.1% equity interest in PIASA, for a total ownership of 36.4% as of April 7, 2017.

In August 2013, Coca-Cola FEMSA acquired Companhia Fluminense, a franchise that operates in parts of the states of Sao Paulo, Minas Gerais and Rio de Janeiro in Brazil. As part of Coca-Cola FEMSA acquisition of Companhia Fluminense, it also acquired an additional 1.2% equity interest in Leão Alimentos.

In October 2013, Coca-Cola FEMSA acquired Spaipa, a Brazilian bottler with operations in the state of Parana and in parts of the state of Sao Paulo. As part of Coca-Cola FEMSA’s acquisition of Spaipa, it also acquired an additional 5.8% equity interest in Leão Alimentos and a 50.0% stake in Fountain Água Mineral Ltda., a joint venture to develop the water category together with The Coca-Cola Company.

In 2016, Coca-Cola FEMSA entered into certain distribution agreements with Monster Energy Company to sell and distribute Monster trademark energy drinks in most of Coca-Cola FEMSA’s territories. These agreements have a ten-year term and are automatically renewed for up to two five-year terms.

In December 2016, Coca-Cola FEMSA acquired Vonpar, a Brazilian bottler of Coca-Cola trademark products with operations in the states of Rio Grande do Sul and Santa Catarina in Brazil. As part of Coca-Cola FEMSA acquisition of Vonpar, it also acquired an additional 3.36% equity interest in Leão Alimentos, for a total ownership of 27.7% as of April 7, 2017.

In March 2017, Coca-Cola FEMSA acquired, through Jugos del Valle, an indirect participation in the Mexican AdeS soy-based beverage business, through Coca-Cola FEMSA Brazilian and Argentine subsidiaries, an indirect participation in the Brazilian and Argentine AdeS soy-based beverage businesses, and through Coca-Cola FEMSA Colombian subsidiary, a direct participation in the Colombian AdeS soy-based beverage business. As a result of this acquisition, Coca-Cola FEMSA has exclusive distribution rights of AdeS soy-based beverages in these territories.

Capital Stock

As of April 7, 2017, we indirectly owned Series A shares equal to 47.9% of Coca-Cola FEMSA capital stock (63.0% of Coca-Cola FEMSA’s capital stock with full voting rights). As of April 7, 2017, The Coca-Cola Company indirectly owned Series D shares equal to 28.1% of the capital stock of Coca-Cola FEMSA (37.0% of Coca-Cola FEMSA’s capital stock with full voting rights). Series L shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the NYSE, constitute the remaining 24.0% of Coca-Cola FEMSA’s capital stock.

Business Strategy

Coca-Cola FEMSA operates with a large geographic footprint in Latin America. Coca-Cola FEMSA has created a more flexible organizational structure to execute its strategies and continue with its track record of growth. Coca-Cola FEMSA has also aligned its business strategies more efficiently, ensuring a faster introduction of new products and categories, and a more rapid and effective design and deployment of commercial models.

To maximize growth and profitability and to create value for our shareholders and customers, Coca-Cola FEMSA plans on executing the following key strategies: (i) continue evolving its commercial and client segmentation models to capture the industry’s long-term value potential; (ii) implement multi-segmentation strategies to target customers by consumption occasion, competitive environment and income level; (iii) implement well-planned product development, packaging, pricing and marketing strategies through different distribution channels; (iv) drive product innovation along its different product categories; (v) develop new businesses and distribution channels; and (vi) drive operational efficiencies throughout its organization to achieve the full operating potential of its commercial models and processes. In furtherance of these efforts, Coca-Cola FEMSA intends to continue to focus on, among other initiatives, the following:

•

Working with The Coca-Cola Company to develop a business model to continue exploring and participating in new lines of beverages, extending existing product lines and effectively advertising and marketing our products;

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

Coca-Cola FEMSA seeks to increase sales of its products in the territories where it operates. To that end, Coca-Cola FEMSA’s marketing teams continuously develop sales strategies tailored to its different customers across its various territories and distribution channels. Coca-Cola FEMSA continues to develop its product portfolio to better meet market demand and maintain its overall profitability. To stimulate and respond to consumer demand, Coca-Cola FEMSA continues to introduce new categories, products and presentations. See “Item 4. Information on the Company—Coca-Cola FEMSA —Our Products” and “Item 4. Information on the Company—Coca-Cola FEMSA —Packaging” In addition, because Coca-Cola FEMSA views its relationship with The Coca-Cola Company as integral to its business, Coca-Cola FEMSA uses market information systems and strategies developed with The Coca-Cola Company to improve its business and marketing strategies. See “Item 4. Information on the Company—Coca-Cola FEMSA—Marketing.”

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

In 2015, Coca-Cola FEMSA redesigned its corporate structure to strengthen the core functions at its organization. Through this restructuring Coca-Cola FEMSA created specialized departments (centers of excellence) focused on manufacturing, distribution and logistics, commercial, and IT innovation areas. These departments not only enable centralized collaboration and knowledge sharing, but also drive standards of excellence and best practices in Coca-Cola FEMSA’s key strategic capabilities. Coca-Cola FEMSA’s priorities include enhanced manufacturing efficiency, improved distribution and logistics, and cutting-edge IT-enabled commercial innovation.

As of December 31, 2016, Coca-Cola FEMSA had the following centers of excellence:

•

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

•

Distribution and Logistics Center of Excellence. This center seeks to ensure best-in-class customer service by optimizing performance in Coca-Cola FEMSA’s supply chain, transport engineering and equipment design, warehouse management and secondary distribution from Coca-Cola FEMSA’s warehouses to the point of sale.

•

Commercial Center of Excellence. This center is designed to develop expertise and promote excellence across key commercial areas. The center establishes and aligns Coca-Cola FEMSA’s commercial views across key functional areas, identifies and replicates best commercial practices and processes, develops and enforces commercial performance standards and drives innovation across Coca-Cola FEMSA’s commercial activities.

•

IT Innovation Center of Excellence. This center is established to support Coca-Cola FEMSA’s other centers of excellence by developing a comprehensive technological platform to create and foster innovative processes, technologies and capabilities to centralize information and promote knowledge sharing across Coca-Cola FEMSA’s key strategic areas.

Coca-Cola FEMSA is further accelerating its cultural evolution by creating a unified corporate culture founded on leadership, talent and innovation. Coca-Cola FEMSA focuses on management quality as a key element of its growth strategy and remains committed to fostering the development of quality management at all levels. Coca-Cola FEMSA’s Strategic Talent Management Model is designed to enable Coca-Cola FEMSA to reach its full potential by developing the capabilities of its employees and executives. This holistic model works to build the skills necessary for its employees and executives to reach their maximum potential, while contributing to the achievement of its short- and long-term objectives. To support this capability development model, Coca-Cola FEMSA’s board of directors allocates a portion of its yearly operating budget to fund these management training programs.

Sustainable development is a comprehensive part of Coca-Cola FEMSA’s strategic framework for business operation and growth. Coca-Cola FEMSA bases its efforts in its core foundation, its ethics and values. Coca-Cola FEMSA focuses on three main areas, (i) its people, by encouraging the comprehensive development of its employees and their families; (ii) its communities, by promoting the generation of sustainable communities where it serves, healthy habits, self-care, adequate nutrition and physical activity, and supporting the development of its value chain; and (iii) its planet, by establishing guidelines that Coca-Cola FEMSA believes will result in efficient use of natural resources to minimize the impact that its operations might have on the environment and contributing to creating a broader awareness of caring for its environment through education and community programs.

Coca-Cola FEMSA is conscious that weight issues and obesity are worldwide health problems, which need a collective effort for their solution. Coca-Cola FEMSA believes that neither beverages nor any other product by itself is the direct cause of these problems, as they are complicated issues related to dietary habits, physical activity and education. However, as industry leaders, Coca-Cola FEMSA would like to be a part of the solution. That is why Coca-Cola FEMSA continues to be committed to find, together with public and private institutions of the countries where it operates, a comprehensive solution to this problem. Through innovation, Coca-Cola FEMSA has developed new products and expanded the availability of low or zero calorie beverages as well as bottled water in different presentations, adapted to consumers’ lifestyle. Approximately 36.0% of Coca-Cola FEMSA’s brands are low- or non-caloric beverages. In addition, Coca-Cola FEMSA informs its consumers through front labeling on nutrient composition and caloric content of our beverages. Coca-Cola FEMSA has been a pioneer in the introduction of the Guideline Daily Amounts (GDA), and it performs responsible advertising practices and marketing. Coca-Cola FEMSA voluntarily adheres to national and international codes of conduct in advertising and marketing, including communications targeted to minors which are developed based on the Responsible Marketing policies and Global School Beverage Guidelines of The Coca-Cola Company, achieving full compliance with all such codes in all of the countries where it operates. Moreover, Coca-Cola FEMSA actively promotes exercise, proper nutrition and healthy habits to promote an energetic balance, demonstrating its commitment to encourage physical activity and healthy habits among consumers. As part of the progress towards Coca-Cola FEMSA’s goal of benefiting more than five million people in healthy lifestyle programs from 2015 through 2020, more than 500,000 people in 2015 and approximately one million in 2016 benefited from its healthy activity programs.

Coca-Cola FEMSA pledges to continue working to innovate and implement measures to help people lead active and healthy lifestyles.

KOF Philippines Joint Venture

On January 25, 2013, as part of Coca-Cola FEMSA’s efforts to expand its geographic reach, it acquired a 51.0% non-controlling majority stake in KOF Philippines from The Coca-Cola Company. Coca-Cola FEMSA has an option to acquire the remaining 49.0% stake in KOF Philippines at any time during the seven years following the closing date. Coca-Cola FEMSA also has a put option to sell its ownership in KOF Philippines to The Coca-Cola Company commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date.

Pursuant to the Coca-Cola FEMSA’s shareholders’ agreement with The Coca-Cola Company, during a four-year period that ended on January 25, 2017, all decisions relating to KOF Philippines were approved jointly with The Coca-Cola Company. Since January 25, 2017, Coca-Cola FEMSA controls KOF Philippines as all decisions relating to the day-to-day operation and management of KOF Philippines’s business, including its annual normal operations plan, are approved by a majority of its board of directors without requiring the affirmative vote of any director appointed by The Coca-Cola Company. The Coca-Cola Company has the right to appoint (and may remove) KOF Philippines’s chief financial officer. Coca-Cola FEMSA has the right to appoint (and may remove) the chief executive officer and all other officers of KOF Philippines. Commencing on February 1, 2017, Coca-Cola FEMSA started consolidating KOF Philippines’s financial results in its financial statements. Coca-Cola FEMSA’s results for the first quarter of 2017 and its future results in 2017 will reflect a reduction in its share of the profit of associates and joint ventures accounted for using the equity method, net of taxes, as a result of this consolidation.

As of December 31, 2016, Coca-Cola FEMSA’s investment under the equity method in KOF Philippines was Ps.11,460 million. KOF Philippines’s product portfolio in the Philippines consists of Coca-Cola trademark beverages and its total sales volume in 2016 reached 569 million unit cases. The operations of KOF Philippines are comprised of 19 production plants and serve close to 846,588 customers.

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

Coca-Cola FEMSA’s Territories

The following map shows Coca-Cola FEMSA’s territories, including KOF Philippines, its joint venture in the Philippines with The Coca-Cola Company, giving estimates in each case of the population to which Coca-Cola FEMSA offers products and the number of retailers of its beverages as of December 31, 2016:

Coca-Cola FEMSA’s Products

Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas, milk, value-added dairy and isotonic drinks).

Coca-Cola FEMSA’s most important brand, Coca-Cola, together with its main line extensions, accounted for 60.3% of total sales volume in 2016. Coca-Cola FEMSA’s next largest brands, Ciel (a water brand from Mexico and its line extensions), Fanta (and its line extensions), Del Valle (and its line extensions) and Sprite (and its line extensions) accounted for 11.5%, 4.5%, 4.2% and 2.9%, respectively, of total sales volume in 2016. Coca-Cola FEMSA uses the term line extensions to refer to the different flavors and low-calorie versions in which it offers its brands.

The following table sets forth Coca-Cola FEMSA main products as of December 31, 2016:

Colas:	Mexico and Central America(1)	South America(2)	Venezuela
Coca-Cola	✓	✓	✓
Coca-Cola Light	✓	✓	✓
Coca-Cola Zero	✓	✓
Coca-Cola Life	✓	✓
Coca-Cola Sin Azúcar		✓

Flavored Sparkling Beverages:
Ameyal	✓
Canada Dry	✓
Chinotto			✓
Crush		✓
Escuis	✓
Fanta	✓	✓
Fresca	✓
Frescolita	✓		✓
Hit			✓
Kist	✓
Kuat		✓
Lift	✓
Limon&Nada	✓
Mundet	✓
Naranja&Nada	✓
Quatro		✓
Schweppes	✓	✓	✓
Simba		✓
Sprite	✓	✓
Victoria	✓
Yoli	✓

Water:
Alpina	✓
Aquarius(3)		✓
Bonaqua		✓
Brisa		✓
Ciel	✓
Crystal		✓
Dasani	✓
Manantial		✓
Nevada			✓

Other Categories:	Mexico and Central America(1)	South America(2)	Venezuela
Cepita(4)		✓
Del Prado(5)	✓
Estrella Azul(6)	✓
FUZE Tea	✓		✓
Hi-C(7)	✓	✓
Santa Clara(8)	✓
Jugos del Valle(4)	✓	✓	✓
Matte Leão(9)		✓
Powerade(10)	✓	✓	✓
ValleFrut(11)	✓	✓	✓
Monster(12)	✓	✓

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Brazil, Colombia and Argentina.
(3)	Flavored water. In Brazil, also a flavored sparkling beverage.
(4)	Juice-based beverage.
(5)	Juice-based beverage in Central America.
(6)	Milk and value-added dairy and juices.
(7)	Juice-based beverage. Includes Hi-C Orangeade in Argentina.
(8)	Milk, value-added dairy and coffee.
(9)	Ready to drink tea.
(10)	Isotonic drinks.
(11)	Orangeade. Includes Del Valle Fresh in Costa Rica, Nicaragua, Panama, Colombia and Venezuela.
(12)	Energy drinks in Mexico, Guatemala, Costa Rica, Panama, Brazil and Colombia.

Packaging

Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of polyethylene terephthalate, which Coca-Cola FEMSA refers to as PET. Coca-Cola FEMSA uses the term presentation to refer to the packaging unit in which it sells its products. Presentation sizes for Coca-Cola FEMSA’s Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 3-liter multiple serving size. For all of Coca-Cola FEMSA’s products excluding water, Coca-Cola FEMSA considers a multiple serving size as equal to, or larger than, 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. Coca-Cola FEMSA offers both returnable and non-returnable presentations, which allow it to offer portfolio alternatives based on convenience and affordability to implement revenue management strategies and to target specific distribution channels and population segments in its territories. In addition, Coca-Cola FEMSA sells some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which Coca-Cola FEMSA refers to as fountain. Coca-Cola FEMSA also sells bottled water products in bulk sizes, which refer to presentations equal to or larger than 5.0 liters, which have a much lower average price per unit case than Coca-Cola FEMSA’s other beverage products.

Sales Volume and Transactions Overview

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

The characteristics of Coca-Cola FEMSA’s territories are very diverse. Central Mexico and Coca-Cola FEMSA’s territories in Argentina are densely populated and have a large number of competing beverage brands as compared to the rest of its territories. Coca-Cola FEMSA’s territories in Brazil are densely populated but have lower consumption of beverage products as compared to Mexico. Portions of southern Mexico, Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower consumption of beverages. In Venezuela, Coca-Cola FEMSA faces operational disruptions from time to time and adverse economic conditions have affected per capita income, both of which have had an adverse effect on Coca-Cola FEMSA’s volumes sold.

The following table illustrates Coca-Cola FEMSA’s historical sales volume and number of transactions for each of its consolidated reporting segments, as well as its unit case and transaction mix by category.

	Year Ended December 31,
	2016	2015	2014
	(millions of unit cases or millions of single units, except percentages)
Sales Volume
Mexico and Central America	2,025.6	1,952.4	1,918.5
South America (excluding Venezuela)(1)(2)	1,165.3	1,247.6	1,257.7
Venezuela	143.1	235.6	241.1

Total Sales Volume	3,334.0	3,435.6	3,417.3
Growth	(3.0)%	0.5%	(0.7)%

Unit Case Mix by Category
Sparkling beverages	77.7%	78.1%	78.1%
Water(3)	15.9%	15.7%	16.0
Still beverages	6.4%	6.2%	5.9

Total	100.0%	100.0%	100.0%

Number of Transactions
Mexico and Central America	11,382.1	10,877.1	10,622.9
South America (excluding Venezuela)(1)(2)	7,619.7	8,084.4	8,140.5
Venezuela	772.6	1,318.1	1,367.7

Total Number of Transactions	19,774.4	20,279.6	20,131.1
Growth	(2.5)%	0.7%	—

Transaction Mix by Category
Sparkling beverages	81.1%	81.3%	81.8%
Water(3)	8.7%	8.6%	8.5%
Still beverages	10.2%	10.1%	9.7%

Total	100.0%	100.0%	100.0%

(1)	Includes sales volume and transactions from the operations of Vonpar from December 2016.
(2)	Excludes beer sales volume and transactions.
(3)	Includes bulk water volume and transactions.

Total sales volume decreased by 3.0% to 3,334.0 million unit cases in 2016 as compared to 2015, as a result of the sales volume contraction in Brazil, Colombia, Argentina and Venezuela discussed below. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of its operations in Venezuela, total sales volume would have decreased by 0.9% in 2016 as compared to 2015. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 3.4% as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of its operations in Venezuela, sales volume of its sparkling beverage portfolio would have decreased by 1.0%, mainly as a result of a contraction in Brazil and Colombia, which was partially offset by the positive performance of the Coca-Cola brand in Mexico, Central America and Colombia, and Coca-Cola FEMSA’s flavored sparkling beverage portfolio in Mexico and Central America. Sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 0.6% as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of its operations in Venezuela, sales volume of its still beverage portfolio would have grown 2.9% mainly driven by the positive performance of ValleFrut orangeade, Del Valle juice and the Santa Clara dairy business in Mexico and Fuze tea in Central America. Sales volume of bottled water, excluding bulk water, decreased by 1.2% as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of its operations in Venezuela, bottled water, excluding bulk water, would have decreased by 1.1%, driven by a contraction in Brazil and Colombia, which was partially offset by increased volume in Mexico and Argentina. Sales volume of bulk water decreased by 2.0% as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of its operations in Venezuela, sales volume of bulk water would have decreased by 1.9%, mainly driven by a sales volume contraction of the Brisa and Crystal brand products in Colombia and Brazil, respectively.

The total number of transactions in 2016 decreased by 2.5% to 19,774.4 million transactions as compared to 2015. Excluding the effect of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of its operations in Venezuela, the total number of transactions in 2016 would have decreased by 0.3% to 18,902.4 million as compared to 2015. On the same basis, total transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in 2016 would have decreased by 0.6% as compared to 2015, mainly driven by a contraction in Brazil, Colombia and Argentina, which was partially offset by the positive performance in Mexico and Central America. Total transactions for Coca-Cola FEMSA’s still beverage category, excluding the effect of its recent acquisition of Vonpar and the results of its operations in Venezuela, would have grown 2.6% as compared to 2015, mainly driven by the positive performance in Mexico and Central America. On the same basis, total transactions for bottled water, including bulk water, would have decreased by 1.1% as compared to 2015, driven by a contraction in Brazil, which was partially offset by the positive performance in Mexico, Central America and Colombia.

In 2016, multiple serving presentations represented 69.1% of total sparkling beverages sales volume, a 70 basis points increase as compared to 2015. Returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 29.1%, a 90 basis points decrease as compared to 2015.

Total sales volume increased 0.5% to 3,435.6 million unit cases in 2015, as compared to 2014. Excluding the results of Coca-Cola FEMSA’s Venezuelan operations, total volume would have grown 0.7% in 2015, as compared to 2014. Our sparkling beverage portfolio grew 0.5% as compared to 2014. Excluding the effect of Coca-Cola FEMSA’s Venezuelan operations, the sparkling beverage portfolio would have grown 0.7% as a result of positive performance of the Coca-Cola brand in Mexico, Colombia and Central America, and Coca-Cola FEMSA’s flavored sparkling beverage portfolio in Mexico, Colombia, Argentina and Central America. The still beverage category grew 4.9% as compared to 2014. Excluding the effect of Coca-Cola FEMSA’s Venezuelan operations, the still beverage category would have grown 6.5% driven by the positive performance of Jugos del Valle juice in Colombia, Mexico and Central America; ValleFrut orangeade in Mexico and Brazil; the Powerade brand across most of Coca-Cola FEMSA’s territories and the Santa Clara dairy business in Mexico. Bottled water, excluding bulk water, grew 2.3% as compared to 2014. Excluding the effect of Coca-Cola FEMSA’s Venezuelan operations, bottled water, excluding bulk water, would have grown 1.8%, driven by growth in Colombia, Argentina, Brazil and Central America. Bulk water decreased 2.9% as compared to 2014, mainly driven by a contraction of the Ciel brand in Mexico.

The total number of transactions in 2015 increased by 0.7% to 20,279.6 million transactions as compared to 2014. Excluding the results of Coca-Cola FEMSA’s operations in Venezuela, the total number of transactions in 2016 would have increased by 1.1% to 18,961.5 million as compared to 2014. On the same basis, total transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in 2015 would have increased by 0.4% as compared to 2014, mainly driven by an increase in the number of transactions in Mexico, Central America, Colombia and Argentina. Total transactions for Coca-Cola FEMSA’s still beverage category, excluding the results of its operations in Venezuela, would have grown 6.0% as compared to 2014, mainly driven by Colombia, Mexico and Argentina. On the same basis, total transactions for bottled water, including bulk water, would have increased by 1.6% as compared to 2014, driven by an increase in the number of transactions in Colombia and Argentina.

In 2015, multiple serving presentations represented 69.9% of total sparkling beverages sales volume, a 8 basis points increase as compared to 2014. Returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 28.2%, a 7 basis points increase as compared to 2014.

The following discussion analyzes Coca-Cola FEMSA’s historical sales volume, number of transactions and unit case and transaction mix by category for each of its consolidated reporting segments.

Mexico and Central America. Coca-Cola FEMSA’s product portfolio consists of Coca-Cola trademark beverages, including the Jugos del Valle line of juice-based beverages.

The following table highlights historical sales volume, number of transactions and unit case and transaction mix by category in Mexico and Central America:

	Year Ended December 31,
	2016	2015	2014
	(millions of unit cases or millions of single units, except percentages)
Sales Volume
Mexico	1,850.7	1,784.6	1,754.9
Central America(1)	174.9	167.8	163.6

Total Sales Volume	2,025.6	1,952.4	1,918.5
Growth	3.7%	1.8%	(1.8)%

Unit Case Mix by Category
Sparkling beverages	74.1%	74.0%	73.2%
Water(1)	19.6%	20.2%	21.3%
Still beverages	6.2%	5.8%	5.5%

Total	100.0%	100.0%	100.0%

Number of Transactions
Mexico	9,884.1	9,429.1	9,214.0
Central America(1)	1,498.0	1,448.0	1,409.0

Total Number of Transactions	11,382.1	10,877.1	10,623.0
Growth	4.6%	2.4%	—

Transaction Mix by Category
Sparkling beverages	82.9%	83.1%	82.9%
Water(1)	6.9%	7.0%	7.6%
Still beverages	10.2%	9.9%	9.5%

Total	100.0%	100.0%	100.0%

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes bulk water volumes and transactions.

Total sales volume in Coca-Cola FEMSA’s Mexico and Central America consolidated reporting segment increased by 3.7% to 2,025.6 million unit cases in 2016 as compared to 2015, as a result of volume increase in both Mexico and Central America as discussed below. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio increased by 3.9%, mainly driven by a 2.8% increase in sales volume of Coca-Cola brand products and an 8.3% increase in sales volume of Coca-Cola FEMSA’s flavored sparkling beverage portfolio. Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased by 11.8%, mainly due to the performance of the Jugos del Valle portfolio and Coca-Cola FEMSA’s Santa Clara dairy business in Mexico. Sales volume of bottled water, including bulk water, increased by 0.7%, mainly driven by an increase in sales volume of Ciel flavored water products in Mexico.

Sales volume in Mexico increased by 3.7% to 1,850.7 million unit cases in 2016, as compared to 1,784.6 million unit cases in 2015. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio increased by 3.8%, driven by a 2.7% increase in sales volume of Coca-Cola brand products and a 9.1% increase in sales volume of Coca-Cola FEMSA’s flavored sparkling beverage portfolio, mainly supported by the performance of Naranja&Nada and Limon&Nada, Coca-Cola FEMSA’s sparkling orangeade and lemonade, and the Mundet brand. Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased by 14.2%, mainly as a result of the performance of ValleFrut brand products, the Del Valle juice portfolio and Coca-Cola FEMSA’s Santa Clara dairy business. Sales volume of bottled water, including bulk water, increased by 0.7%, mainly driven by the performance of Ciel Exprim flavored water products.

Sales volume in Central America increased by 4.2% to 174.9 million unit cases in 2016, as compared to 167.8 million unit cases in 2015. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio increased by 5.0%, supported by the strong performance of Coca-Cola brand products and Coca-Cola FEMSA’s flavored sparkling beverages portfolio in Guatemala, Nicaragua and Costa Rica. Sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased slightly by 0.3%. Sales volume of bottled water, including bulk water, increased by 1.7%.

The total number of transactions in 2016 in Coca-Cola FEMSA’s Mexico and Central America division increased by 4.6% to 11,382.1 million transactions as compared to 2015. The number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in 2016 increased by 4.3% as compared to 2015, driven by the positive performance of the Coca-Cola brand and Coca-Cola FEMSA’s flavored sparkling beverage portfolio. Transactions for Coca-Cola FEMSA’s still beverage category in 2016 increased by 8.3% as compared to 2015. Transactions for bottled water, including bulk water, in 2016 increased by 3.2% as compared to 2015.

In 2016, the total number of transactions in Mexico and Central America increased by 4.8% to 9,884.1 million, and by 3.4% to 1,498.0 million, respectively, as compared to 2015. The number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio increased by 4.5% and 3.1%, respectively, as compared to 2015. Transactions for Coca-Cola FEMSA’s still beverage category increased by 9.2% and 4.9%, respectively, as compared to 2015. Transactions for bottled water, including bulk water, increased by 3.1% and 3.8%, respectively, as compared to 2015.

In 2016, multiple serving presentations represented 64.7% of total sparkling beverages sales volume in Mexico, a 10 basis points increase as compared to 2015; and 53.4% of total sparkling beverages sales volume in Central America, a 160 basis points decrease as compared to 2015. Coca-Cola FEMSA strategy continues to be to encourage consumption of single serve presentations while maintaining multiple serving volumes. In 2016, returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 35.1% in Mexico, a 140 basis points decrease as compared to 2015; and 39.7% in Central America, a 210 basis points increase as compared to 2015.

Total sales volume in Coca-Cola FEMSA’s Mexico and Central America consolidated reporting segment increased by 1.8% to 1,952.4 million unit cases in 2015 as compared to 2014. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio increased by 3.0%, mainly driven by 2.4% increase in sales volume of Coca-Cola brand products and a 5.5% increase in sales volume of Coca-Cola FEMSA’s flavored sparkling beverage portfolio. Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased by 6.8%, mainly due to the performance of the Jugos del Valle portfolio, the Powerade brand and Coca-Cola FEMSA’s Santa Clara dairy business in Mexico. Sales volume of bottled water, including bulk water, decreased by 3.5% driven by a volume contraction of Ciel brand products in Mexico.

Sales volume in Mexico increased by 1.7% to 1,784.6 million unit cases in 2015, as compared to 1,754.9 million unit cases in 2014. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio increased by 3.1%, driven by a 2.6% increase in sales volume of Coca-Cola brand products and a 5.7% increase in sales volume of Coca-Cola FEMSA’s flavored sparkling beverage portfolio, mainly supported by the performance of Mundet, Fanta and the introduction of Naranja&Nada and Limon&Nada, Coca-Cola FEMSA’s sparkling orangeade and lemonade. Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased by 5.3%, mainly as a result of the performance of the Del Valle portfolio, the Powerade brand and Coca-Cola FEMSA’s Santa Clara dairy business. Sales volume of bottled water, including bulk water, decreased by 3.7%, driven by a volume contraction of Ciel brand products in Mexico.

Sales volume in Central America increased by 2.6% to 167.8 million unit cases in 2015, as compared to 163.6 million unit cases in 2014. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio increased by 1.0% supported by the strong performance of Coca-Cola brand products and Coca-Cola FEMSA’s flavored sparkling beverages portfolio in Nicaragua and Panama. Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased by 15.6%, due to the performance of the Powerade brand in Central America, Fuze tea in Costa Rica and Hi-C juice in Nicaragua. Sales volume of bottled water, including bulk water, increased 7.6% across the region.

The total number of transactions in 2015 in Coca-Cola FEMSA’s Mexico and Central America division increased by 2.4% to 10,877.1 million transactions as compared to 2014. The number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in 2015 increased by 2.8% as compared to 2014, mainly driven by a 2.9% increase in Mexico. Transactions for Coca-Cola FEMSA’s still beverage category in 2015 increased by 6.1% as compared to 2014. Transactions for bottled water, including bulk water, in 2015 decreased by 6.4% as compared to 2014, driven by a 7.4% contraction in Mexico.

In 2015, the total number of transactions in Mexico and Central America increased by 2.3% to 9,429.1 million, and by 2.8% to 1,448.0 million, respectively, as compared to 2014. The number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio increased by 2.8% and 2.1%, respectively, as compared to 2014. Transactions for Coca-Cola FEMSA’s still beverage category increased by 6.4% and 4.8%, respectively, as compared to 2014. Transactions for bottled water, including bulk water, decreased by 7.4% in Mexico and increased by 7.6% in Central America, as compared to 2014.

In 2015, multiple serving presentations represented 64.6% of total sparkling beverages sales volume in Mexico, a 10 basis points increase as compared to 2014; and 55.0% of total sparkling beverages sales volume in Central America, a 10 basis points decrease as compared to 2014. In 2015, returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 36.5% in Mexico, a 140 basis points decrease as compared to 2014; and 37.6% in Central America, a 280 basis points increase as compared to 2014.

South America (Excluding Venezuela). Coca-Cola FEMSA’s product portfolio in South America (excluding Venezuela) consists mainly of Coca-Cola trademark beverages, including the Jugos del Valle line of juice-based beverages in Colombia and Brazil, and Heineken beer products, including Kaiser beer brands, in Brazil, which Coca-Cola FEMSA sells and distributes pursuant to its arrangements in place since 2003 with Cervejarias Kaiser, a subsidiary of the Heineken Group. Since 2005, Coca-Cola FEMSA stopped considering beer sold and distributed in Brazil as part of its sales volume.

The following table highlights historical sales volume, number of transactions and unit case and transaction mix by category in South America (excluding Venezuela), not including beer:

	Year Ended December 31,
	2016	2015	2014
	(millions of unit cases or millions of single units, except percentages)
Sales Volume
Brazil(1)	649.2	693.6	733.5
Colombia	307.0	320.0	298.4
Argentina	209.1	233.9	225.8

Total Sales Volume	1,165.3	1,247.6	1,257.7
Growth	(6.6)%	(0.8)%	22.6%

Unit Case Mix by Category
Sparkling beverages	83.0%	82.8%	84.1%
Water(2)	10.3%	10.4%	9.7%
Still beverages	6.7%	6.8%	6.2%

Total	100.0%	100.0%	100.0%

	Year Ended December 31,
	2016	2015	2014
	(millions of unit cases or millions of single units, except percentages)
Number of Transactions
Brazil(1)	4,206.1	4,578.6	4,902.3
Colombia	2,400.9	2,410.7	2,199.8
Argentina	1,012.6	1,095.0	1,038.4

Total Number of Transactions	7,619.6	8,084.3	8,140.5
Growth	(5.7)%	(0.7)%	—

Transaction Mix by Category
Sparkling beverages	79.0%	79.4%	81.0%
Water(2)	10.7%	10.5%	9.5%
Still beverages	10.3%	10.1%	9.5%

Total	100.0%	100.0%	100.0%

(1)	Includes sales volume and transactions from the operations of Vonpar from December 2016.
(2)	Includes bulk water volumes and transactions.

Total sales volume in Coca-Cola FEMSA’s South America (excluding Venezuela) consolidated reporting segment decreased by 6.6% to 1,165.3 million unit cases in 2016 as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar, total sales volume would have decreased by 8.2% to 1,145.7 million unit cases in 2016 as compared to 2015, as a result of volume contraction in all of Coca-Cola FEMSA’s South America operations. On the same basis, sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 8.0%, mainly due to a volume contraction of Coca-Cola brand products in Brazil and Argentina and flavored sparkling beverages in all Coca-Cola FEMSA’s territories in this division. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar, sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 8.9%, mainly driven by a sales volume contraction of the Jugos del Valle line of business in Colombia and Kapo and Del Valle Mais brand products in Brazil. On the same basis, sales volume of bottled water, including bulk water, decreased by 8.7%, mainly due to a sales volume contraction of Brisa brand products in Colombia and Crystal brand products in Brazil.

Sales volume in Brazil decreased by 6.4% to 649.2 million unit cases in 2016, as compared to 693.6 million unit cases in 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar, sales volume would have decreased by 9.2% to 629.7 million unit cases. On the same basis, sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 9.0%, mainly as a result of a sales volume decrease in Coca-Cola brand products. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar, sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 7.2%, mainly as a result of a sales volume contraction of Kapo and Del Valle Mais brand products. On the same basis, sales volume of bottled water, including bulk water, decreased by 13.1%, mainly due to a sales volume contraction of Crystal brand products.

Sales volume in Colombia decreased by 4.1% to 307.0 million unit cases in 2016, as compared to 320.0 million unit cases in 2015. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 0.7%, mainly driven by a 9.4% decrease in sales volume of Coca-Cola FEMSA’s flavored sparkling beverages portfolio, which was partially offset by a 1.9% sales volume increase of Coca-Cola brand products. Sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 13.6%, mainly as a result of a sales volume contraction of Del Valle and ValleFrut brand products. Sales volume of bottled water, including bulk water, decreased by 11.8%, driven by a sales volume contraction of Brisa brand products in multiple serving presentations.

Sales volume in Argentina decreased by 10.6% to 209.1 million unit cases in 2016, as compared to 233.9 million unit cases in 2015. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 13.6%, mainly driven by a decrease in sales volume of Coca-Cola brand products and Coca-Cola FEMSA’s flavored sparkling beverage portfolio. Sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 0.6%, mainly driven by a decrease in sales volume of Cepita and Powerade brand products. Sales volume of bottled water, including bulk water, increased by 6.9%, mainly driven by an increase in sales volume of Kin and Bonaqua brand products.

The total number of transactions in 2016 in Coca-Cola FEMSA’s South America (excluding Venezuela) division decreased by 5.7% to 7,619.7 million transactions as compared to 2015. Excluding the effect of Coca-Cola FEMSA’s recent acquisition of Vonpar, the total number of transactions in 2016 in this division would have decreased by 7.0% to 7,520.3 million. On the same basis, the number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in 2016 decreased by 7.5% as compared to 2015, driven by a contraction in the number of transactions across all Coca-Cola FEMSA’s territories in the division. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar, transactions for Coca-Cola FEMSA’s still beverage category in 2016 decreased by 4.8% as compared to 2015. On the same basis, transactions for bottled water, including bulk water, in 2016 decreased by 5.0% as compared to 2015.

In 2016, the total number of transactions in Brazil, Colombia and Argentina decreased by 8.1% to 4,206.1 million, 0.4% to 2,400.9 million and 7.5% to 1,012.6 million, respectively, as compared to 2015. Excluding the effect of Coca-Cola FEMSA’s recent acquisition of Vonpar, the total number of transactions in Brazil in 2016 would have decreased by 10.3% to 4,106.7 million. On the same basis, the number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in Brazil, Colombia and Argentina in 2016 decreased by 10.0%, 1.2% and 9.2%, respectively, as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar, transactions for Coca-Cola FEMSA’s still beverage category in 2016 decreased by 10.3% and 0.5% in Brazil and Argentina, respectively, and increased by 0.5% in Colombia, in each case as compared to 2015. On the same basis, the number of transactions for bottled water, including bulk water, in 2016 decreased by 13.6% and 1.1% in Brazil and Argentina, respectively, and increased by 2.7% in Colombia, in each case as compared to 2015.

In 2016, multiple serving presentations represented 76.3% of total sparkling beverages sales volume in Brazil, a 66 basis points increase as compared to 2015; 69.3% of total sparkling beverages sales volume in Colombia, a 121 basis points decrease as compared to 2015; and 82.7% of total sparkling beverages sales volume in Argentina, a 178 basis points decrease as compared to 2015. In 2016, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 18.1% in Brazil a 120 basis points increase as compared to 2015; 29.9% in Colombia, an increase of 80 basis points as compared to 2015; and 23.9% in Argentina, an increase of 150 basis points as compared to 2015.

Total sales volume in Coca-Cola FEMSA’s South America (excluding Venezuela) consolidated reporting segment decreased by 0.8% to 1,247.6 million unit cases in 2015 as compared to 2014, as a result of a volume contraction in Brazil which was partially offset by volume growth in Colombia and Argentina. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 2.3% mainly driven by the volume contraction in Brazil. Sales volume of our still beverage portfolio increased by 7.5% mainly driven by the Jugos del Valle line of business in Colombia and the Cepita and Hi-C brands in Argentina. Sales volume of bottled water, including bulk water, increased by 7.5% driven by the performance of the Crystal brand in Brazil, the Manantial and Brisa brands in Colombia and the Aquarius, Kin and Bonaqua brands in Argentina.

Sales volume in Brazil decreased by 5.4% to 693.6 million unit cases in 2015, as compared to 733.5 million unit cases in 2014. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 5.8%, mainly as a result of a volume contraction in the Coca-Cola brand products. Sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 8.8%, mainly as a result of a volume contraction in Del Valle Mais brand products. Sales volume of bottled water, including bulk water, increased by 1.2%, mainly driven by a sales volume increase in Crystal brand products.

Sales volume in Colombia increased by 7.2% to 320.0 million unit cases in 2015, as compared to 298.4 million unit cases in 2014. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio increased by 6.2%, mainly driven by a 3.7% volume increase of Coca-Cola brand products, and a 14.2% volume increase of Coca-Cola FEMSA’s flavored sparkling beverages portfolio. Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased by 19.1%, mainly driven by volume increase of Del Valle Fresh and Fuze tea brand products. Sales volume of bottled water, including bulk water, increased by 5.8%, mainly driven by a volume increase in Manantial and Brisa brand products in single serve presentations.

Sales volume in Argentina increased by 3.6% to 233.9 million unit cases in 2015, as compared to 225.8 million unit cases in 2014. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 0.2%, mainly driven by a volume decrease in Coca-Cola brand products, which was mostly offset by the performance of the Sprite and Schweppes brands. Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased by 31.9%, mainly driven by a volume increase in Hi-C, Cepita and Powerade brand products. Sales volume of bottled water, including bulk water, increased by 28.0%, mainly driven by a volume increase in Aquarius, Kin and Bonaqua brand products.

The total number of transactions in 2015 in Coca-Cola FEMSA’s South America (excluding Venezuela) division decreased by 0.7% to 8,084.3 million transactions as compared to 2014. The number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in 2015 decreased by 2.7% as compared to 2014, driven by a 6.4% contraction in the number of transactions in Brazil, which was partially offset by an increase in the number of transactions in Colombia and Argentina. Transactions for Coca-Cola FEMSA’s still beverage category in 2015 increased by 5.9% as compared to 2014. Transactions for bottled water, including bulk water, in 2015 increased by 10.0% as compared to 2014.

In 2015, the total number of transactions in Brazil decreased by 6.6% to 4,578.6 million, and the total number of transactions in Colombia and Argentina increased by 9.6% to 2,410.7 million and 5.5% to 1,095.0 million, respectively, in each case as compared to 2014. The number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in 2015 decreased by 6.4% in Brazil and increased by 3.7% and 2.1% in Colombia and Argentina, respectively, in each case as compared to 2014. Transactions for Coca-Cola FEMSA’s still beverage portfolio in 2015 increased by 34.7% and 24.1% in Colombia and Argentina, respectively, and decreased by 12.8% in Brazil, in each case as compared to 2014. The number of transactions for bottled water, including bulk water, in 2015 increased by 21.8% and 20.4% in Colombia and Argentina, respectively, and decreased by 1.8% in Brazil, in each case as compared to 2014.

In 2015, multiple serving presentations represented 75.7% of total sparkling beverages sales volume in Brazil, a 70 basis points increase as compared to 2014; 70.6% of total sparkling beverages sales volume in Colombia, a 79 basis points decrease as compared to 2014; and 84.5% of total sparkling beverages sales volume in Argentina, a 76 basis points decrease as compared to 2014. In 2015, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 16.9% in Brazil, an increase of 140 basis points as compared to 2014; 29.1% in Colombia, a decrease of 290 basis points as compared to 2014; and 22.4% in Argentina, an increase of 270 basis points as compared to 2014.

Venezuela. Coca-Cola FEMSA’s product portfolio in Venezuela consists of Coca-Cola trademark beverages. Coca-Cola FEMSA has implemented a product portfolio rationalization strategy that allows it to minimize the impact of certain operating disruptions that have been recurrent in Venezuela over the last several years related to difficulties in accessing raw materials due to the delay in obtaining the corresponding import authorizations and the Venezuelan exchange controls.

The following table highlights historical sales volume, number of transactions and unit case and transaction mix by category in Venezuela:

	Year Ended December 31,
	2016	2015	2014
	(millions of unit cases or millions of single units, except percentages)
Sales Volume
Total	143.1	235.6	241.1
Growth	(39.3)%	(2.3)%	8.2%
Unit Case Mix by Category
Sparkling beverages	83.8%	86.2%	85.7%
Water(1)	10.0%	6.8%	6.5%
Still beverages	6.2%	7.0%	7.8%

Total	100.0%	100.0%	100.0%

Number of Transactions
Total	772.6	1,318.1	1,367.7
Growth	(41.4)%	(3.6)%	—

Transaction Mix by Category
Sparkling beverages	75.0%	79.0%	78.7%
Water(1)	15.3%	9.7%	8.9%
Still beverages	9.7%	11.3%	12.4%

Total	100.0%	100.0%	100.0%

(1)	Includes bulk water volumes and transactions.

Total sales volume in Venezuela decreased by 39.3% to 143.1 million unit cases in 2016 as compared to 2015, mainly due to an overall sales volume contraction in all Coca-Cola FEMSA’s categories as a result of the scarcity of raw materials and demand for its products. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 41.0%. Sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 46.4%. Sales volume of bottled water, including bulk water, decreased by 10.0%.

The number of transactions in 2016 in Venezuela decreased by 41.4% to 772.6 million transactions as compared to 2015. The number of transactions for our sparkling beverage portfolio in 2016 decreased by 44.4% as compared to 2015, mainly driven by a contraction in the number of transactions of Coca-Cola brand products and Coca-Cola FEMSA’s flavored sparkling beverage portfolio. Transactions for Coca-Cola FEMSA’s still beverage category in 2016 decreased by 49.6% as compared to 2015. Transactions for bottled water, including bulk water, in 2016 decreased by 7.2% as compared to 2015.

In 2016, multiple serving presentations represented 85.0% of total sparkling beverages sales volume in Venezuela, a 260 basis points increase as compared to 2015. In 2016, returnable presentations represented 6.5% of total sparkling beverages sales volume in Venezuela, a decrease of 40 basis points as compared to 2015.

Total sales volume in Venezuela decreased by 2.3% to 235.6 million unit cases in 2015 as compared to 2014. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 2.1%, driven by a volume contraction in Coca-Cola FEMSA’s flavored sparkling beverage portfolio, which was partially offset by a 3.4% volume increase of Coca-Cola brand products. Sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 11.3%, mainly as a result of a volume decrease in Del Valle brand products. Sales volume of bottled water, including bulk water, increased by 6.1% mainly driven by a volume increase of Nevada brand products.

The number of transactions in 2015 in Venezuela decreased by 3.6% to 1,318.1 million transactions as compared to 2014. The number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in 2015 decreased by 3.2% as compared to 2014, mainly driven by a contraction of 8.7% in the number of transactions of Coca-Cola FEMSA’s flavored sparkling beverage products. Transactions for Coca-Cola FEMSA’s still beverage category in 2015 decreased by 12.5% as compared to 2014. Transactions for bottled water, including bulk water, increased by 5.3% as compared to 2014.

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

Marketing

Coca-Cola FEMSA, in conjunction with The Coca-Cola Company, has developed a marketing strategy to promote the sale and consumption of its products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and retailer support programs to target the particular preferences of its consumers. Coca-Cola FEMSA’s consolidated marketing expenses in 2016, net of contributions by The Coca-Cola Company, were Ps.5,030 million. The Coca-Cola Company contributed an additional Ps.4,518 million in 2016, which mainly includes contributions for coolers, bottles and cases. Through the use of advanced information technology, Coca-Cola FEMSA has collected customer and consumer information that allow it to tailor its marketing strategies to target different types of customers located in each of its territories and to meet the specific needs of the various markets it serves.

Retailer Support Programs. Support programs include providing retailers with point-of-sale display materials and consumer sales promotions, such as contests, sweepstakes and the giveaway of product samples.

Coolers. Coolers play an integral role in Coca-Cola FEMSA’s clients’ plans for success. Increasing both cooler coverage and the number of cooler doors among Coca-Cola FEMSA’s retailers is important to ensure that Coca-Cola FEMSA’s wide variety of products are properly displayed, while strengthening Coca-Cola FEMSA’s merchandising capacity in the traditional sales channel to significantly improve its point-of-sale execution.

Advertising. Coca-Cola FEMSA advertises in all major communications media. Coca-Cola FEMSA focuses its advertising efforts on increasing brand recognition by consumers and improving its customer relations. National advertising campaigns are designed and proposed by The Coca-Cola Company’s local affiliates in the countries where Coca-Cola FEMSA operates, with Coca-Cola FEMSA’s input at the local or regional level. Point-of-sale merchandising and advertising efforts are proposed and implemented by Coca-Cola FEMSA, with a focus on increasing Coca-Cola FEMSA’s connection with customers and consumers.

Channel Marketing. In order to provide more dynamic and specialized marketing of its products, Coca-Cola FEMSA’s strategy is to classify its markets and develop targeted efforts for each consumer segment or distribution channel. Coca-Cola FEMSA’s principal channels are small retailers, “on-premise” accounts, such as restaurants and bars, supermarkets and third party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of beverage consumers in each of the different types of locations or distribution channels. In response to this analysis, Coca-Cola FEMSA tailors its product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

Multi-Segmentation. Coca-Cola FEMSA has implemented a multi-segmentation strategy in all of its markets. These strategies consist of the implementation of different product/price/package portfolios by market cluster or group. These clusters are defined based on consumption occasion, competitive environment and income level, rather than solely on the types of distribution channels.

Coca-Cola FEMSA believes that the implementation of these strategies described above also enables it to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. In addition, it allows Coca-Cola FEMSA to be more efficient in the way it goes to market and invests its marketing resources in those segments that could provide a higher return. Our marketing, segmentation and distribution activities are facilitated by Coca-Cola FEMSA’s management information systems, and are all incorporated within Coca-Cola FEMSA’s centers of excellence.

Product Sales and Distribution

The following table provides an overview of Coca-Cola FEMSA’s distribution centers and the retailers to which it sells its products:

	As of December 31, 2016
	Mexico and Central America(1)	South America(2)	Venezuela
Distribution centers	179	71	26
Retailers(3)	980,237	845,139	168,833

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil and Argentina.
(3)	Estimated.

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

Coca-Cola FEMSA uses several sales and distribution models depending on market, geographic conditions and the customer’s profile: (i) the pre-sale system, which separates the sales and delivery functions, permitting trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing both sales and distribution efficiency; (ii) the conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck; (iii) a hybrid distribution system, where the same truck carries product available for immediate sale and product previously ordered through the pre-sale system; (iv) the telemarketing system, which could be combined with pre-sales visits; and (v) sales through third-party wholesalers of its products.

As part of the pre-sale system, sales personnel also provide merchandising services during retailer visits, which Coca-Cola FEMSA believes enhances the shopper experience at the point of sale. Coca-Cola FEMSA believes that an adequate number of service visits to retailers and frequency of deliveries are essential elements in an effective selling and distribution system of its products.

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

Mexico. Coca-Cola FEMSA contracts with one of our subsidiaries for the transportation of finished products to its distribution centers from its production facilities. From the distribution centers, Coca-Cola FEMSA then distributes its finished products to retailers through its fleet of trucks.

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

Brazil. In Brazil, Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors, while Coca-Cola FEMSA maintains control over the selling function. In designated zones in Brazil, third-party distributors purchase Coca-Cola FEMSA’s products at a discount from the wholesale price and resell the products to retailers. Coca-Cola FEMSA also sells its products through modern distribution channels. Modern distribution channels in Brazil include large and organized chain retail outlets such as wholesale supermarkets, discount stores and convenience stores that sell fast-moving consumer goods, where retailers can buy large volumes of products from various producers.

Territories other than Mexico and Brazil. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. In most of its territories, an important part of its total sales volume is sold through small retailers, with low supermarket penetration.

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

While competitive conditions are different in each of Coca-Cola FEMSA’s territories, Coca-Cola FEMSA competes mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. Coca-Cola FEMSA competes by seeking to offer products at an attractive price in the different segments in its markets and by building on the value of its brands. Coca-Cola FEMSA believes that the introduction of new products and new presentations has been a significant competitive technique that allows it to increase demand for its products, provide different options to consumers and increase new consumption opportunities. See “Item 4—Coca-Cola FEMSA—Our Products” and “Item 4—Coca-Cola FEMSA—Packaging.”

Mexico and Central America. Coca-Cola FEMSA’s principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with Coca-Cola FEMSA’s own. Coca-Cola FEMSA competes with Organización Cultiba, S.A.B. de C.V., a joint venture formed by Grupo Embotelladoras Unidas, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo, and Empresas Polar, S.A., the leading beer distributor and Pepsi bottler in Venezuela. Coca-Cola FEMSA’s main competition in the juice category in Mexico is Grupo Jumex. In the water category, Bonafont, a water brand owned by Grupo Danone, is Coca-Cola FEMSA’s main competition. In addition, Coca-Cola FEMSA competes with Cadbury Schweppes in sparkling beverages and with other local brands in our Mexican territories, as well as “B brand” producers, such as Ajemex, S.A. de C.V. (Big Cola bottler) and Consorcio AGA, S.A. de C.V. (Red Cola bottler), that offer various presentations of sparkling and still beverages.

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

South America (excluding Venezuela). Coca-Cola FEMSA’s principal competitor in Colombia is Postobón, a well-established local bottler (Postobón and Colombiana bottler). Postobón sells manzana Postobón (apple Postobón), which is the second most popular flavor in the Colombian sparkling beverage industry in terms of total sales volume. Postobón also sells Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia. Coca-Cola FEMSA also competes with low-price producers, such as the producers of Big Cola, which principally offer multiple serving size presentations in the sparkling and still beverage industry.

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

In the past, The Coca-Cola Company has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where Coca-Cola FEMSA operates. In 2014, The Coca-Cola Company informed Coca-Cola FEMSA that it would gradually increase concentrate prices for certain Coca-Cola trademark beverages over a five-year period in Costa Rica and Panama beginning in 2014. In 2015, The Coca-Cola Company informed Coca-Cola FEMSA that it would gradually increase concentrate prices for flavored water over a four-year period in Mexico beginning in April 2015 and that it would gradually increase concentrate prices for certain Coca-Cola trademark beverages over a two-year period in Colombia beginning in 2016. In 2016, The Coca-Cola Company informed Coca-Cola FEMSA that it would gradually increase concentrate prices for Coca-Cola trademark beverages over a three-year period in Mexico beginning in July 2017. Based on Coca-Cola FEMSA’s estimates, Coca-Cola FEMSA currently does not expect these increases will have a material adverse effect on its results of operations. The Coca-Cola Company may unilaterally increase concentrate prices again in the future and Coca-Cola FEMSA may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the prices of its products or its results.

In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for most of Coca-Cola FEMSA’s beverages. Coca-Cola FEMSA’s bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for certain raw materials, including those used in the bottling of Coca-Cola FEMSA’s products, mainly resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of resin, the price of which is related to crude oil prices and global resin supply. The average price that we paid for resin in U.S. dollars in 2016 decreased 14.1% as compared to 2015 in all Coca-Cola FEMSA’s territories, excluding Venezuela; however, given that high currency volatility has affected and continues to affect most of Coca-Cola FEMSA’s territories, the average price for resin in local currencies was higher in 2016 in Argentina and Mexico. In 2016, we purchased certain raw materials in advance and entered into certain derivative transactions, which helped Coca-Cola FEMSA capture opportunities with respect to raw material costs and currency exchange rates.

Under Coca-Cola FEMSA’s agreements with The Coca-Cola Company, Coca-Cola FEMSA may use raw or refined sugar or HFCS as sweeteners in its products. Sugar prices in all of the countries where Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay for sugar in excess of international market prices for sugar in certain countries. In recent years, international sugar prices experienced significant volatility. Across Coca-Cola FEMSA’s territories, Coca-Cola FEMSA’s average price for sugar in U.S. dollars, taking into account its financial hedging activities decreased approximately 1.1% (excluding Venezuela) or 12.0% (including Venezuela) in 2016 as compared to 2015; however, the average price for sugar in local currency was higher in all of Coca-Cola FEMSA’s operations, except for Guatemala.

Coca-Cola FEMSA categorizes water as a raw material in its business. Coca-Cola FEMSA obtains water for the production of some of its natural spring water products, such as Manantial in Colombia and Crystal in Brazil, from spring water pursuant to concessions granted.

None of the materials or supplies that Coca-Cola FEMSA uses is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls, national emergency situations, water shortages or the failure to maintain our existing water concessions.

Mexico and Central America. In Mexico, Coca-Cola FEMSA purchases its returnable plastic bottles from Graham Packaging México, S.A. de C.V., known as Graham, and Envases Universales de México, S.A.P.I. de C.V. Coca-Cola FEMSA mainly purchases resin from Indorama Ventures Polymers México, S. de R.L. de C.V. (formerly Arteva Specialties, S. de R.L. de C.V.), M&G Polímeros México, S.A. de C.V. and DAK Resinas Americas Mexico, S.A. de C.V., which Alpla México, S.A. de C.V., known as Alpla, and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for Coca-Cola FEMSA. Also, Coca-Cola FEMSA has introduced into its business Asian global suppliers, such as Far Eastern New Century Corp. or FENC, which supports its PET strategy mainly for Central America and is known as one of the top five PET global suppliers.

Coca-Cola FEMSA purchases all of its cans from Fábricas de Monterrey, S.A. de C.V., or FAMOSA, and Envases Universales de México, S.A.P.I. de C.V., through Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers, in which, as of April 7, 2017, Coca-Cola FEMSA held a 35.0% equity interest. Coca-Cola FEMSA mainly purchases its glass bottles from Vitro America, S. de R.L. de C.V. (formerly Compañía Vidriera, S.A. de C.V., or Vitro), FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V., or SIVESA.

Coca-Cola FEMSA purchases sugar from, among other suppliers, PIASA and Beta San Miguel, S.A. de C.V., both sugar cane producers in which, as of April 7, 2017, it held a 36.4% and 2.7% equity interest, respectively. Coca-Cola FEMSA purchases HFCS from Ingredion México, S.A. de C.V., Almidones Mexicanos, S.A. de C.V., known as Almex and Cargill de México, S.A. de C.V.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2016, sugar prices in local currency in Mexico increased approximately 25.0% as compared to 2015.

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

South America (excluding Venezuela). In Colombia, Coca-Cola FEMSA uses sugar as a sweetener in most of its products, which Coca-Cola FEMSA buys from several domestic sources. Sugar prices in Colombia increased approximately 15.0% in U.S. dollars and 27.0% in local currency, as compared to 2015. Coca-Cola FEMSA purchases plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Tapón Corona de Colombia S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). Coca-Cola FEMSA has historically purchased all of its glass bottles from Peldar O-I; however, Coca-Cola FEMSA has engaged new suppliers and has acquired glass bottles from Al Tajir and Frigoglass in both cases from the United Arab Emirates. Coca-Cola FEMSA purchases all of its cans from Crown Colombiana, S.A. and Envases Universales de México, S.A.P.I. de C.V. Grupo Ardila Lulle, owners of Coca-Cola FEMSA’s competitor Postobón, own a minority equity interest in Peldar O-I and Crown Colombiana, S.A.

Sugar is available in Brazil at local market prices, which historically have been similar to international prices. Sugar prices in Brazil increased approximately 36.0% in U.S. dollars and increased 42.0% in local currency as compared to 2015. Taking into account Coca-Cola FEMSA’s financial hedging activities, Coca-Cola FEMSA’s sugar prices in Brazil decreased approximately 21.0% in U.S. dollars and decreased 16.0% in local currency as compared to 2015. Coca-Cola FEMSA purchases glass bottles, plastic bottles and cans from several domestic and international suppliers.

In Argentina, Coca-Cola FEMSA mainly use HFCS that it purchases from several different local suppliers as a sweetener in its products. Coca-Cola FEMSA purchases glass bottles, plastic cases and other raw materials from several domestic sources. Coca-Cola FEMSA purchases plastic preforms, as well as returnable plastic bottles, at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina, S.A., a Coca-Cola bottler with operations in Chile, Argentina, Brazil and Paraguay, and other local suppliers. Coca-Cola FEMSA also acquires plastic preforms from Alpla Avellaneda, S.A. and other suppliers, such as AMCOR Argentina.

Venezuela. In Venezuela, Coca-Cola FEMSA uses sugar as a sweetener in all of its caloric beverages, which Coca-Cola FEMSA purchases mainly from the local market. Since 2003, from time to time, Coca-Cola FEMSA has experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permission to import in a timely manner. Because sugar distribution to the food and beverages industry and to retailers is controlled by the government, Coca-Cola FEMSA experienced material disruptions during 2016 with respect to access to sufficient sugar supply. For this reason, in 2016 Coca-Cola FEMSA decided to adjust its product portfolio from caloric beverages to non-caloric beverages. We cannot assure you that Coca-Cola FEMSA will not continue to experience disruptions in its ability to meet its sugar requirements in the future should the Venezuelan government continue to impose restrictive measures. Coca-Cola FEMSA buys glass bottles from one local supplier, Productos de Vidrio, C.A., the only supplier authorized by The Coca-Cola Company. Coca-Cola FEMSA acquires most of its plastic non-returnable bottles from Alpla de Venezuela, S.A. and most of its aluminum cans from a local producer, Dominguez Continental, C.A.

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

FEMSA Comercio

Overview

FEMSA Comercio operates through the following divisions:

•

Retail Division: operates the largest chain of small-format stores in Mexico, measured in terms of number of stores as of December 31, 2016, mainly under the trade name “OXXO.” As of December 31, 2016, the Retail Division operated 15,225 OXXO stores, of which 15,160 are located throughout Mexico and the remaining 65 OXXO stores are located in Colombia.

•	Health Division: operates drugstores and related operations with 2,120 points of sale in Mexico, Chile and Colombia as of December 31, 2016.

•

Fuel Division: operates retail service stations for fuels, motor oils and other car care products. As of December 31, 2016, the Fuel Division operated 382 service stations, concentrated mainly in the northern part of Mexico with a presence in 16 different states throughout the country.

Operations by Division—Overview

Year Ended December 31, 2016

	(in millions of Mexican pesos, except percentages)
	Total Revenues		Gross Profit
	2016	2016 vs. 2015(1)(2)	2016	2016 vs. 2015(1)(2)
Retail Division	Ps. 137,139	14.4%	Ps. 50,990	16.8%
Health Division	43,411	232.6%	12,738	245.4%
Fuel Division	28,616	54.6%	2,248	58.3%

(1)	The operations that compose the Health Division have been treated as a separate reportable segment since 2016.
(2)	Includes the Group Socofar’s operations recorded since October 2015.

Corporate History

Retail Division

FEMSA’s retail business started in 1978 with the opening of two OXXO stores in Monterrey, Nuevo Leon, one store in Mexico City and another store in Guadalajara, Jalisco. The motivating factor behind FEMSA’s entrance into the retail industry was to enhance beer sales through company-owned retail outlets as well as to gather information on customer preferences.

In 1994, FEMSA Comercio consolidated its retail business into an independent business unit, and by 1998, it reached 1,000 OXXO stores in Mexico. By 2007, the store count surpassed 5,000 across Mexico, and in 2009, OXXO entered Colombia, where it has continued expanding its presence. Currently, there are 65 OXXO stores in Colombia.

In December 2013, FEMSA Comercio, through one of its subsidiaries, purchased the operating assets and trademarks of Doña Tota, a leading quick-service restaurant operator in Mexico. The founding shareholders of Doña Tota hold a 20% stake in the FEMSA Comercio subsidiary that now operates the Doña Tota business.

In January 2016, in order to explore the fast casual dining industry in the United States, FEMSA Comercio, through its subsidiary Cadena Comercial USA, completed the acquisition of an 80% economic stake in Specialty’s, which then operated 56 café restaurants in the states of California, Washington and Illinois. In January 2017, Cadena Comercial USA completed the acquisition of the remaining 20% economic stake in Specialty’s becoming its sole owner.

In June 2016, the Retail Division, through its subsidiary Cadena Comercial Andina, SpA, acquired Big John, a leading convenience store operator based in Santiago, Chile. At the time of the acquisition, Big John operated 49 stores, mainly in the Santiago metropolitan area. In March 2017, the Retail Division opened its first OXXO store in Chile.

Health Division

Leveraging FEMSA Comercio’s capabilities and skills in successfully operating small-box retail formats, in May 2013, FEMSA Comercio, through its subsidiary CCF, closed the acquisition of Farmacias YZA, a leading drugstore operator in Southeast Mexico, headquartered in Merida, Yucatan, to create another avenue for growth for FEMSA Comercio. The founding shareholders of Farmacias YZA hold a 25% stake in CCF.

In a separate transaction, on May 13, 2013, CCF acquired Farmacias FM Moderna, a leading drugstore operator in the western state of Sinaloa.

In June 2015, CCF acquired 100% of Farmacias Farmacon, a regional pharmacy chain consisting at the time of the transaction of more than 200 stores in the northwestern Mexican states of Sinaloa, Sonora, Baja California and Baja California Sur.

In September 2015, the Retail Division acquired 60% of Socofar, a leading South American drugstore operator based in Santiago, Chile. Socofar operated, directly and through franchises, at that time, more than 600 drugstores and 150 beauty stores throughout Chile and 150 drugstores throughout Colombia.

In June 2016, CCF acquired 100% of Farmacias Generix, a regional pharmacy chain consisting at the time the transaction of 70 drugstores in the Mexican states of Jalisco, Guanajuato, Mexico City, Queretaro and Nuevo Leon.

In July 2016, Sofocar through one of its subsidiaries, Drogueria y Farmacias Cruz Verde S.A.S., acquired 100% of Farmacias Acuña, a regional pharmacy chain consisting at the time of 51 drugstores in Colombia.

Fuel Division

Since 1995, FEMSA Comercio has provided operational and administrative services for gasoline service stations through agreements with third parties, using the commercial brand “OXXO GAS.” Over time, this brand has become synonymous of quality service among our customers, and revenues per service station have consistently grown. Historically, Mexican legislation precluded FEMSA Comercio from participating in the retail of gasoline, and therefore from owning PEMEX franchises, due to FEMSA’s foreign institutional investor base. In March 2015, following changes to the legal framework and considering the potential expansion and synergies arising from this business as part of Mexico’s energy reform, FEMSA Comercio began to acquire and lease PEMEX’s service station franchises and to obtain permits to operate each of the franchises.

Retail Division

Business Strategy

The Retail Division intends to continue increasing its store base while capitalizing on the retail business and market knowledge gained at existing stores. We intend to open new stores in locations where we believe there is high growth potential or unsatisfied demand, while also increasing customer traffic and average ticket per customer in existing stores. Our expansion focuses on both entering new markets and strengthening our presence nationwide and across different income levels of population. A fundamental element of the Retail Division’s business strategy is to leverage its retail store formats, know-how, technology and operational practices to continue growing in a cost-effective and profitable manner. This scalable business platform is expected to provide a strong foundation for continued organic growth, improving traffic and average ticket sales at our existing stores and facilitating entry into new small-format retail industries.

The Retail Division has developed proprietary models to assist in identifying appropriate store locations, store formats and product categories. These models utilize location-specific demographic data and the Retail Division’s experience in similar locations to fine-tune the store formats, product price ranges and product offerings to the target market. Market segmentation is becoming an important strategic tool that is expected to allow the Retail Division to improve the operating efficiency of each location, cover a wider array of consumption occasions and increase its overall profitability.

The Retail Division continues to improve its information gathering and processing systems to allow it to connect with its customers at all levels and anticipate and respond efficiently to their changing demands and preferences. Most of the products carried through OXXO stores are bar-coded, and all OXXO stores are equipped with point-of-sale systems integrated into a company-wide computer network. To implement more effective business strategies, the Retail Division created a department in charge of product category management, for products such as beverages, fast food and perishables, responsible for analyzing data gathered to better understand our customers, develop integrated marketing plans and allocate resources more efficiently. This department utilizes a technology platform supported by an enterprise resource planning (ERP) system, as well as other technological solutions such as merchandising and point-of-sale systems, which allow the Retail Division to redesign and adjust its key operating processes and certain related business decisions. Our IT system also allows us to manage each store’s working capital, inventories and investments in a cost-effective way while maintaining high sales volume and store quality. Supported by continued investments in IT, our supply chain network allows us to optimize working capital requirements through inventory rotation and reduction, reducing out-of-stock days and other inventory costs.

The Retail Division has adopted innovative promotional strategies in order to increase store traffic and sales. In particular, the OXXO stores sell high-frequency items such as beverages, snacks and cigarettes at competitive prices. The Retail Division’s ability to implement this strategy profitably is partly attributable to the size of the OXXO stores chain, as such division is able to work together with its suppliers to implement their revenue-management strategies through differentiated promotions. OXXO stores’ national and local marketing and promotional strategies are an effective revenue driver and a means of reaching new segments of the population while strengthening the OXXO brand. For example, the organization has refined its expertise in executing cross promotions (discounts on multi-packs or sales of complementary products at a special price) and targeted promotions to attract new customer segments by expanding the offerings in the grocery product category in certain stores.

Another fundamental element of our strategy consists of leveraging our reputation for quality and the position of our brand in the minds of our customers to expand our offering of private-label products. Our private-label products represent an alternative for value-conscious consumers, which, combined with our market position, allows the Retail Division to increase sales and margins, strengthen customer loyalty and bolster its bargaining position with suppliers.

Historically, the Retail Division has represented an effective distribution channel for our beverage products, as well as a rapidly growing point of contact with our consumers. Based on the belief that location plays a major role in the long-term success of a retail operation such as a small-format store, as well as a role in our ability to accelerate and streamline the new-store development process, the Retail Division has focused on a strategy of rapid, profitable growth.

Finally, to further increase customer traffic into our stores, the Retail Division has incorporated additional services, such as utility bill payment, deposits into bank accounts held at our correspondent bank partners, remittances, prepayment of mobile phone fees and charges and other financial services, and it constantly increases the services offered in its stores.

Store Locations

With 15,160 OXXO stores in Mexico and 65 OXXO stores in Colombia as of December 31, 2016, the Retail Division operates the largest small-format store chain in the Americas measured by number of stores. The Retail Division has expanded its operations by opening 1,145 net new OXXO stores in Mexico and 19 in Colombia during 2016.

OXXO Stores

Regional Allocation in Mexico and Latin America(*)

as of December 31, 2016

The Retail Division has aggressively expanded its number of OXXO stores over the past several years. The average investment required to open a new OXXO store varies, depending on location and format and whether the store is opened in an existing retail location or requires construction of a new store. The Retail Division is generally able to use supplier credit to fund the initial inventory of new OXXO stores.

OXXO Stores

Total Growth

	Year Ended December 31,
	2016	2015	2014	2013	2012
Total OXXO stores	15,225	14,061	12,853	11,721	10,601
Store growth (% change over previous year)	8.3%	9.4%	9.7%	10.6%	10.9%

The Retail Division currently expects to continue implementing its expansion strategy by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets.

Most of the OXXO stores are operated under lease agreements, which are denominated in Mexican peso and adjusted annually to an inflation index. This approach provides the Retail Division the flexibility to adjust locations as cities grow and effectively adjust its footprint based on stores’ performance.

The identification of locations and pre-opening planning in order to optimize the results of new OXXO stores are important elements in the Retail Division’s growth plan. The Retail Division continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores of the Retail Division that are unable to maintain benchmark standards are generally closed. Between December 31, 2012 and 2016, the total number of OXXO stores increased by 4,624, which resulted from the opening of 4,844 new stores and the closing of 220 stores.

Competition

The Retail Division, mainly through OXXO stores, competes in the overall retail market, which we believe is highly competitive. OXXO stores face competition from small-format stores like 7-Eleven, Circle K stores and other numerous chains of retailers across Mexico, from other regional small-format retailers to small informal neighborhood stores. OXXO competes both for consumers and for new locations for stores and human resources to operate those stores. The Retail Division operates in each state in Mexico and has a much broader geographic coverage than any of its competitors in Mexico.

Market and Store Characteristics

Market Characteristics

The Retail Division is placing increased emphasis on market segmentation and differentiation of store formats to more appropriately serve the needs of customers on a location-by-location basis. The principal segments include residential neighborhoods, commercial and office locations and stores near schools and universities, along with other types of specialized locations.

Approximately 59% of OXXO stores’ customers are between the ages of 15 and 35. The Retail Division also segments the market according to demographic criteria, including income level.

OXXO Store Characteristics

The average size of an OXXO store is approximately 104 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 188 square meters and, when parking areas are included, the average store size is approximately 415 square meters. In 2016, a typical OXXO store carried an average of 3,105 different stock keeping units (SKUs) in 31 main product categories.

Retail Division —Operating Indicators

	Year Ended December 31,
	2016	2015		2014	2013	2012
		(percentage increase compared to previous year)
Total Retail Division revenues(1)	14.4%	21.2	%(3)	12.4%	12.9%	16.6%
OXXO same-store sales(2)	7.0%	6.9%		2.7%	2.4%	7.7%

(1)	Includes revenues of Big John. See “Item 4. Information on the Company—Corporate Background” and Note 4 to our audited consolidated financial statements.
(2)	Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for more than 12 months with the sales of those same stores during the previous year.
(3)	Includes revenues of Farmacias Farmacon from June 2015 and Socofar from October 2015. See “Item 4. Information on the Company – Corporate Background” and Note 4 to our audited consolidated financial statements. We have restated 2015 information by segment in our consolidated financial statements for comparative purposes. Otherwise, the percentage is compared as reported last year.

Beer, cigarettes, soft drinks and other beverages and snacks represent the main product categories for OXXO stores. The Retail Division has a distribution agreement with Cuauhtémoc Moctezuma, pursuant to which OXXO stores only carry beer brands produced and distributed by Cuauhtémoc Moctezuma. OXXO stores will continue to benefit from the existing relationship under which Cuauhtémoc Moctezuma will continue to be the exclusive supplier of beer to OXXO until June 2020.

Approximately 56% of OXXO stores are operated by independent managers responsible for all aspects of store operations. The store managers are commission agents and are not employees of the Retail Division. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store. The Retail Division continually invests in on-site operating personnel, with the objective of promoting loyalty, customer service and low personnel turnover in the stores.

Advertising and Promotion

The Retail Division’s marketing efforts for OXXO stores include both specific product promotions and image advertising campaigns. These strategies seek to increase store traffic and sales, and to reinforce the OXXO name and market position.

The Retail Division manages its advertising for OXXO stores on three levels depending on the nature and scope of the specific campaign: local or store-specific, regional and national. Store-specific and regional campaigns are closely monitored to ensure consistency with the overall corporate image of OXXO stores and to avoid conflicts with national campaigns. The Retail Division primarily uses point of purchase materials, flyers, handbills and print and radio media for promotional campaigns, although television is used occasionally for the introduction of new products and services. The OXXO store chain’s image and brand name are presented consistently across all stores, irrespective of location.

Inventory and Purchasing

The Retail Division has placed considerable emphasis on improving operating performance. As part of these efforts, the Retail Division continues to invest in extensive information management systems to improve inventory management. Electronic data collection has enabled this division to reduce average inventory levels. Inventory replenishment decisions are carried out on a store-by-store basis.

Management believes that the OXXO store chain’s scale of operations provides the Retail Division with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. Given the fragmented nature of the retail industry in Mexico in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks, and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 59% of the OXXO store chain’s total sales consist of products that are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by the Retail Division’s distribution system, which includes 17 regional warehouses located in Monterrey, Guadalajara, Mexicali, Merida, Leon, Obregon, Puebla, Queretaro, Chihuahua, Reynosa, Saltillo, Tijuana, Toluca, Veracruz, Villahermosa and two in Mexico City. Our logistics services subsidiary operates a fleet of approximately 978 trucks that make deliveries from the distribution centers to each store approximately twice per week.

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

Quick-Service Restaurant Market

Following the rationale that the Retail Division has developed certain capabilities and skills that should be well suited to different types of small-format retail, in 2013 the Retail Division entered the quick-service restaurant market in Mexico through the 80% acquisition of Doña Tota, with the founding shareholders retaining 20%. This is a leading regional chain specializing in Mexican food with a particularly strong presence in the northeast of the country. This acquisition presented the Retail Division with the opportunity to grow Doña Tota’s stand-alone store base across the country, as well as the possibility to acquire prepared food capabilities and expertise.

In January 2016, in order to explore the fast casual dining industry in the United States, FEMSA Comercio, through its subsidiary Cadena Comercial USA, completed the acquisition of an 80% economic stake in Specialty’s, which operated 56 café restaurants in California, Washington and Illinois, as of that date. In January 2017, Cadena Comercial USA completed the acquisition of the remaining 20% economic stake in Specialty’s becoming its sole owner.

Other Stores

The Retail Division also operates other small-format stores, which include soft discount stores with a focus on perishables and liquor stores.

Health Division

Business Strategy

The Health Division’s vision is focused on two main strategies: first, to gain relevant scale by building a Latin American pharmacy retail platform that operates across several countries and markets, and second, to constantly improve our value proposition and service by being closer to our customers and by giving them access to a broader assortment, better options and availability of required medications, as well as relevant health and wellness products and services. In order to achieve this, the Health Division is working on leveraging two strong capability sets: i) the Health-industry marketing and operational skills acquired through the incorporation of Chile-based Socofar, and ii) the skills that FEMSA Comercio has developed in the operation and growth of other small retail formats, particularly in Mexico. These capabilities include commercial, marketing and production skills as well as site selection, logistics, business processes, human resources, inventory and supplier management.

The drugstore market in Mexico is still fragmented, and FEMSA Comercio believes it is well equipped to create value by growing further in this market and by playing a value-creating role in its long-term consolidation. Furthermore, the acquisition of Socofar gives FEMSA Comercio the opportunity to pursue a regional strategy across South America from a solid platform anchored in the Chilean market and with compelling growth opportunities in Colombia and beyond.

Store Locations

As of December 31, 2016, the Health Division operates 2,120 points of sale, including 1,077 in Mexico, 873 in Chile and 170 in Colombia.

During 2016, the Health Division expanded its operations by 220 additional stores. The average investment required to open a new store varies, depending on location and whether the store is opened in an existing store location or requires construction of a new store. The Health Division currently expects to continue implementing its expansion strategy by emphasizing growth in markets where it currently operates and by expanding in underserved and unexploited markets. Most of the drugstore-related real estate is operated under lease agreements.

Competition

The Health Division competes in the overall pharmacy services market, which we believe is highly competitive. Our stores face competition from other drugstore chains, independent pharmacies and supermarkets, online retailers, and convenience stores. The biggest chains competing with the Health Division in Mexico in terms of number of drugstores are Farmacias Guadalajara, Farmacias del Ahorro and Farmacias Benavides, while in Chile, the biggest chains are Farmacias Ahumada and Salcobrand. In Colombia, Copidrogas, La Rebaja, Colsubsidio, Olimpica, and Cafam are relevant players.

Market and Store Characteristics

Market Characteristics

The drugstore market in Mexico is highly fragmented among national and regional chains as well as independent drugstores, supermarkets and other informal neighborhood drugstores. There are more than 29,000 drugstores; however, the Health Division only has 3.6% of the total number of pharmacies in Mexico with a presence in 15 of 32 states in the country.

The market in Colombia is similar but slightly less fragmented and in general includes national and regional chains. The national healthcare system in Colombia covers a large amount of the country’s population and works through Entidades Promotoras de Salud (Health Promoting Entities) in the private and public sectors to provide healthcare services to the Colombian population.

In Chile, the market is more concentrated among a limited number of participants and our operation is the leading drugstore operator in the country in terms of number of stores. Our operation also is the largest distributor of pharmaceuticals in the country. The Chilean market, where our operation’s healthcare services are shared by both institutional and personal consumers, represents an attractive growth opportunity.

The Health Division is placing increased emphasis on market segmentation and differentiation of store formats to more appropriately serve the needs of customers on a location-by-location basis, selecting sites with the greatest proximity to the customers.

The Health Division’s customers are aged 18 and above, however 65% are between the ages of 26 and 55. Additionally, 58% of the Health Division’s customers are female. The Health Division also segments the market according to demographic criteria, including income level and purchase frequency.

Store Characteristics

The Health Division’s stores are operated under the following trade names: Farmacias YZA, Farmacias Moderna, Farmacias Farmacon and Farmacias Generix in Mexico; Farmacias Cruz Verde in Chile and Colombia and beauty stores under the trade name Maicao in Chile. The average size of the Health Division’s stores is 80 square meters in Mexico, 150 square meters in Chile and 89 square meters in Colombia, including selling space and storage area. On average, each store has between 6 and 11 employees depending on the size of and traffic into the store. Patented and generic pharmaceutical drugs, beauty products, medical supplies, household goods and personal care products are the main products sold at the Health Division’s stores.

The Health Division’s stores also offer different value-added services, such as correspondent banking, product delivery services, medical examinations and some financial services in Chile.

Advertising and Promotion

The Health Division’s marketing efforts for its stores include both specific product promotions and image advertising campaigns. These strategies seek to increase store traffic and sales, and to reinforce the brands and market positions. In Chile, sanitary law forbids advertising of pharmaceutical products through mass media. Nevertheless, it is possible to advertise OTC products using point of purchase materials, flyers and print catalogs. Television, radio, newspapers and digital media are used in seasonal and promotional campaigns.

Inventory and Purchasing

The South American operations of our Health Division seek to align the purchasing and logistics process with consumer needs. A key competitive advantage is our strong logistics chain, which relies on an integrated view of the supply chain. In Chile, we operate 4 distribution centers, the largest of which is a modern distribution center with advanced technology that services 1,500 stores and healthcare institution customers throughout the country. Of the remaining distribution centers one provides exclusive service to our beauty stores, one serves institutional customers and one focuses on high volume products. In Colombia, we operate one distribution center that distributes products to all our locations throughout the country.

In Mexico, we continue to integrate the companies we have acquired into a single model of operation and have built 2 distribution centers. One distribution center serves a significant part of the needs of stores located in the north of Mexico, while the second distribution center provides service to stores located in the south. The distribution of some products in Mexico still relies on third-party distributors.

Seasonality

The Health Division’s sales can be seasonal in nature with pharmaceutical drug sales affected by the timing and severity of the cough, cold and flu season. Revenues tend to be higher during the winter season but can be offset by extreme weather due to the rainy season in certain regions of Mexico in December and January. Revenues in our Chilean operation tend to be higher during December, driven by the Christmas season, mainly due to an increase in the purchase of beauty and personal care products to be given away; otherwise, early in the year during January and February, revenues tend to fall slightly, mainly driven by the holiday period.

Fuel Division

Business Strategy

A fundamental element of the Fuel Division’s business strategy is to increase at an accelerated rate its offering of service stations, in previously identified regions in Mexico, by way of leases, procurement or construction of stations.

The Fuel Division’s business strategy aims to strengthen its services in its retail gas stations in Mexico to fulfill consumers’ needs and increase traffic in those service stations while developing and maintaining an attractive value proposition to draw potential customers and face the future entry of new competitors in the industry. Furthermore, the Fuel Division’s service stations often have an OXXO store on the premises, strengthening the OXXO brand and complementing the value proposition.

The Fuel Division’s business strategy includes the analysis and potential development of new businesses in the fuel value chain, such as the final distribution and wholesale of fuel to its own service stations and to third parties.

Service Station Locations

As of December 31, 2016, the Fuel Division operated 382 service stations, concentrated mainly in the northern part of the country but with a presence in 16 different states throughout Mexico.

In 2016, the Fuel Division leased 70 additional service stations and built 5 new service stations.

Competition

Despite the existence of other groups competing in this sector, the Fuel Division’s main competitors are small retail service station chains owned by regional family businesses, which compete in the aggregate with the Fuel Division in total sales, new station locations and labor. The biggest chains competing with the Fuel Division in terms of number of service stations are Petro-7, operated by 7-Eleven Mexico; Corpo Gas; Hidrosina and Orsan.

Market and Store Characteristics

Market Characteristics

The retail service station market in Mexico is highly fragmented. There are currently approximately 11,500 service stations; however, the Fuel Division, with approximately 3.3% of the total number of stations, is the largest participant in this market. The majority of the retail service stations in the country are owned by small regional family businesses.

Service Station Characteristics

Each service station under the “OXXO GAS” trade name comprises offices, parking lots, a fuel service area and an area for storage of gasoline in underground tanks. We are in an ongoing effort to re-brand some of our service stations with a new image featuring the trademark of OXXO GAS. This change will undoubtedly allow customers to more easily identify our service stations in the market. The average size of the fuel service dispatch area is 250 square meters. On average, each service station has 13 employees.

Gasoline, diesel, oil and additives are the main products sold at OXXO GAS service stations.

Up until April of 2016, legal restrictions prevented the Fuel Division, as a franchisee of PEMEX, from having a different supplier of gasoline. However, the current law allows other suppliers to operate in Mexico.

Advertising and Promotion

Through promotional activities, the Fuel Division seeks to provide additional value to customers by offering, along with gasoline, oils and additives, quality products and services at affordable prices. The best tool for communicating these promotions has been coupon promotions in partnership with third parties.

Seasonality

The Fuel Division experiences especially high demand during the months of May and August. The lowest demand is in January and December due to the rainy season and the year-end holiday period, because most service stations are not located on highways to holiday destinations.

Equity Investment in the Heineken Group

As of December 31, 2016, FEMSA owned a non-controlling interest in the Heineken Group, one of the world’s leading brewers. As of December 31, 2016, our 20% economic interest in the Heineken Group comprised 43,018,320 shares of Heineken Holding N.V. and 72,182,203 shares of Heineken N.V. For 2016, FEMSA recognized equity income of Ps. 6,342 million regarding its 20% economic interest in the Heineken Group; see Note 10 to our audited consolidated financial statements.

As described above, the Retail Division has a distribution agreement with subsidiaries of Cuauhtémoc Moctezuma, now a part of the Heineken Group, pursuant to which OXXO stores in Mexico only carry beer brands produced and distributed by Cuauhtémoc Moctezuma. OXXO stores will continue to benefit from the existing relationship under which Cuauhtémoc Moctezuma will continue to be the exclusive supplier of beer to OXXO until June 2020. Coca-Cola FEMSA also agreed with Cervejarias Kaiser (also now part of the Heineken Group) to continue to distribute and sell the Kaiser beer portfolio in Coca-Cola FEMSA’s Brazilian territories for a 20-year term beginning in 2003, consistent with the arrangement already in place. In addition, our logistic services subsidiary provides certain services to Cuauhtémoc Moctezuma and its subsidiaries.

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

•

Our refrigeration business produces vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 547,584 units at December 31, 2016. In 2016, this business sold 486,037 refrigeration units, 21% of which were sold to Coca-Cola FEMSA, and the remainder of which were sold to other clients. Also, this business includes manufacturing operations for food processing, storage and weighing equipment.

Description of Property, Plant and Equipment

As of December 31, 2016, Coca-Cola FEMSA owned all of its manufacturing facilities and distribution centers, consisting primarily of production and distribution facilities for its soft drink operations and office space. In addition, the Retail Division owns approximately 12% of OXXO stores, while the remaining stores are located on leased properties and substantially almost all of its warehouses are under long-term lease arrangements with third parties. The Health Division owns 7 distribution centers, 4 of which are in Chile, 2 in Mexico, and 1 in Colombia, and also includes a manufacturing facility for generic pharmaceuticals in Chile. Most of the Health Division’s stores are under lease arrangements with third parties.

The table below summarizes by country the installed capacity and percentage utilization of Coca-Cola FEMSA’s production facilities:

Bottling Facility Summary

As of December 31, 2016

Country	Installed Capacity (thousands of unit cases)	Utilization(1) (2) (%)
Mexico	2,712,271	66
Guatemala	43,237	76
Nicaragua	64,795	79
Costa Rica	81,200	59
Panama	63,343	54
Colombia	613,011	49
Venezuela	235,862	51
Brazil(3)	1,201,791	57
Argentina	366,613	54

(1)	Calculated based on each bottling facility’s theoretical capacity assuming total available time in operation and without taking into account ordinary interruptions, such as planned downtime for preventive maintenance, repairs, sanitation, set-ups and changeovers for different flavors and presentations. Additional factors that affect utilization levels include seasonality of demand for our products, supply chain planning due to different geographies and different packaging capacities.
(2)	Annualized rate.
(3)	Includes the installed capacity and utilization of Coca-Cola FEMSA’s plant located in Porto Real up to October 2016, when the plant was shut down to achieve cost efficiencies and expected synergies.

The table below summarizes by country plant location and facility area of Coca-Cola FEMSA’s production facilities:

Bottling Facility by Location

As of December 31, 2016

Country	Plant	Facility Area
		(thousands of sq. meters)
Mexico	San Cristobal de las Casas, Chiapas	45
	Cuautitlan, Estado de Mexico	35
	Los Reyes la Paz, Estado de Mexico	50
	Toluca, Estado de Mexico	317
	Leon, Guanajuato	124
	Morelia, Michoacan	50
	Ixtacomitan, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
	La Pureza Altamira, Tamaulipas	300
	Poza Rica, Veracruz	42
	Pacifico, Estado de Mexico	89
	Cuernavaca, Morelos	37
	Toluca, Estado de Mexico (Ojuelos)	41
	San Juan del Rio, Queretaro	84
	Queretaro, Queretaro	80
	Cayaco, Acapulco	104

Guatemala	Guatemala City	46

Nicaragua	Managua	54

Costa Rica	Calle Blancos, San Jose	52
	Coronado, San Jose	14

Panama	Panama City	29

Colombia	Barranquilla	37
	Bogota, DC	105
	Bucaramanga	26
	Cali	76
	Manantial, Cundinamarca	67
	Tocancipa	298
	Medellin	47

Venezuela	Antimano	15
	Barcelona	141
	Maracaibo	68
	Valencia	100

Brazil	Campo Grande	36
	Jundiai	191
	Mogi das Cruzes	119
	Maringa	160
	Marilia	159
	Curitiba	119
	Bauru	39
	Itabirito	320
	Antonio Carlos	1,519
	Porto Alegre	196
	Santo Angelo	43

Argentina	Alcorta, Buenos Aires	73
	Monte Grande, Buenos Aires	32

Insurance

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including explosion, fire, vandalism and riot. We also maintain a freight transport insurance policy that covers damages to goods in transit. In addition, we maintain a liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. In 2016, the policies for “all risk” property insurance were issued by Chubb de México, Compañía de Seguros, S.A. de C.V., policies for liability insurance were issued by Mapfre Tepeyac Seguros, S.A., and the policy for freight transport insurance was issued by AXA Seguros, S.A. de CV. Our “all risk” coverage was partially reinsured in the international reinsurance market. We believe that our coverage is consistent with the coverage maintained by similar companies.

Capital Expenditures and Divestitures

Our consolidated capital expenditures, net of disposals, for the years ended December 31, 2016, 2015 and 2014 were Ps. 22,155 million, Ps. 18,885 million and Ps. 18,163 million respectively, and were for the most part financed from cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2016		2015		2014
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	12,391	Ps.	11,484	Ps.	11,313
FEMSA Comercio
Retail Division		7,632		5,625		5,191
Health Division		474		423		—
Fuel Division		299		228		—
Other		1,359		1,125		1,659

Total	Ps.	22,155	Ps.	18,885	Ps.	18,163

Coca-Cola FEMSA

In 2016, Coca-Cola FEMSA focused its capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of our distribution infrastructure; and (v) information technology. Through these measures, Coca-Cola FEMSA continuously seeks to improve its profit margins and overall profitability.

FEMSA Comercio

Retail Division

The Retail Division’s principal investment activity is the construction and opening of new stores, which are mostly OXXO Stores. During 2016, FEMSA Comercio opened 1,164 net new OXXO stores. The Retail Division invested Ps. 7,632 million in 2016 in the addition of new stores, warehouses and improvements to leased properties.

Health Division

The Health Division’s principal investment activity is the construction and opening of new drugstores in the countries where we operate. During 2016, the Health Division opened 74 net new drugstores in Mexico and 25 net new drugstores in Chile and Colombia. The Health Division invested Ps. 474 million in 2016 in the addition of new stores, warehouses and improvements to leased properties.

Fuel Division

In 2016, the Fuel Division’s business addressed its investments on capital expenditure mainly to the addition of 75 new retail service stations. During 2016, the Fuel Division invested Ps. 299 million.

Regulatory Matters

Antitrust Legislation

The Ley Federal de Competencia Económica (Federal Antitrust Law) regulates monopolistic practices in Mexico and requires approval of certain mergers and acquisitions. The Federal Antitrust Law subjects the activities of certain Mexican companies, including us, to regulatory scrutiny. The Comisión Federal de Competencia Económica (Federal Antitrust Commission, or the COFECE) is the Mexican antitrust authority, which has constitutional autonomy. COFECE has the ability to regulate essential facilities, order the divestment of assets and eliminate barriers to competition, set higher fines for violations of the Federal Antitrust Law, implement important changes to rules governing mergers and anti-competitive behavior and limit the availability of legal defenses against the application of the law.

In Mexico, we are involved in different ongoing competition related proceedings. We believe that the outcome of these proceedings will not have a material adverse effect on our financial position or results. See “Item 8. Financial Information—Legal Proceedings—Coca-Cola FEMSA.”

We are subject to antitrust legislation in the countries where we operate, primarily in relation to mergers and acquisitions that we are involved in. The transactions in which we participate may be subject to the requirement to obtain certain authorizations from the relevant authorities. Management believes that we are currently in compliance in all material respects with antitrust legislation in the countries where we operate.

Recent Tax Reforms

On April 1, 2015, the Brazilian government issued Decree No. 8.426/15 to impose, as of July 2015, PIS/COFINS (Social Contributions on Gross Revenues) of 4.65% on financial income (except for foreign exchange variations).

Since 2016, the Brazilian rates of value-added tax in certain states changed as follows: Mato Grosso do Sul from 17% to 20%; Minas Gerais, 18% and an additional 2% to be charged on sales to non-taxpayers, as a contribution to a poverty eradication fund; Rio de Janeiro, the contribution to poverty eradication increased from 1% to 2% as of April 2016; and Parana, 16% and an additional 2% to be charged on sales to non-taxpayers, as a contribution to a poverty eradication fund. In addition and specifically for sales of beer, the value-tax added tax rate increased to a maximum of 25%.

In addition, as of January 1, 2016, the Brazilian federal production tax rates were reduced and the rates of the federal sales tax were increased, being both taxes average of 16.2% over net sales.

On January 1, 2015, a general tax reform became effective in Colombia. This reform included the imposition of a new temporary tax on net equity through 2017 to Colombian residents and non-residents who own property in Colombia directly or indirectly through branches or permanent establishments. The relevant taxable base will be determined annually based on a formula. For net equity that exceeds 5.0 billion Colombian pesos (approximately US$ 2.1 million) the rate was 1.15% in 2015, 1.00% in 2016 and will be 0.40% in 2017. In addition, the tax reform in Colombia imposed that the supplementary income tax at a rate of 9% as contributions to social programs, which was previously scheduled to decrease to 8% by 2015, will remain indefinitely. Additionally, this tax reform included the imposition of a temporary contribution to social programs at a rate of 5%, 6%, 8% and 9% for the years 2015, 2016, 2017 and 2018, respectively. Finally, this reform establishes an income tax deduction of 2% of value-added tax paid in the acquisition or import of hard assets, such as tangible and amortizable assets that are not sold or transferred in the ordinary course of business and that are used for the production of goods or services.

On January 1, 2017, a new general tax reform became effective in Colombia. This reform reduced the corporate income tax rate from 35.0% to 34.0% for 2017 and then to 33.0% for the following years. In addition, for entities located outside of free trade zones, the reform imposed an extra income tax rate of 6.0% for 2017 and 4.0% for 2018. For taxpayers located in free trade zones, the special income tax rate increased from 15.0% to 20.0% starting in 2017. Additionally, the reform eliminated the temporary tax on net equity, the supplementary income tax of 9.0% for contributions to social programs and the temporary contribution to social programs at a rate of 5.0%, 6.0%, 8.0% and 9.0% for the years 2015, 2016, 2017 and 2018, respectively. For 2017, dividends paid to individuals that are Colombian residents will be subject to a withholding of 35.0%, and dividends paid to foreign individuals or non-Colombian resident entities will be subject to a withholding of 5.0%. This reform increased the rate of the presumptive income on net equity (renta presuntiva sobre el patrimonio), which is generated when a loss or low net income is recorded, from 3.0% to 3.5% for 2017. Finally, starting in 2017, the Colombian general value-added tax rate increased from 16.0% to 19.0%.

On December 30, 2015, the Venezuelan government enacted a package of tax reforms that became effective in 2016. This reform, among other things, (i) eliminates the inflationary adjustments for the calculation of income tax as well as the new investment tax deduction and (ii) imposes a new tax on financial transactions effective as of February 1, 2016, for those identified as “special taxpayers” at a rate of 0.75% over certain financial transactions, such as bank withdrawals, transfer of bonds and securities, payment of debts without intervention of the financial system and debits on bank accounts for cross-border payments, which will be immediately withheld by the banks. Given the inherent uncertainty as to how the Venezuelan Tax Administration will require that the aforementioned inflation adjustments be applied, starting 2016 the Company decided to recognize the effects of elimination of the inflationary adjustments.

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

On January 27, 2016, the Chilean National Congress approved a bill with the main object of simplifying the new income tax system enacted under the Tax Reform Law published in September 2014 (Law N° 20.780). In addition, in July 2016 Chilean tax authorities issued a public ruling containing extensive guidance on the new dual income tax regimes that will apply as from January 1, 2017. The new ruling revokes previous rulings issued in 2015 and reflects changes introduced in a February 2016 law designed to simplify and clarify the 2014 tax reform law, including the provisions relating to the dual income tax regimes. Some types of taxpayers are restricted to one of the two tax regimes, but taxpayers eligible for either regime must opt into their preferred regime before December 31, 2016. Starting in 2017, Chilean taxpayers subject to the first category income tax (FCIT) will be subject to one of the following two tax regimes: (i) the fully integrated regime, under which shareholders will be taxed on their share of the profits that are accrued annually by the Chilean entity; the combined income tax rate under the regime will be 35%, (ii) the partially integrated regime, under which shareholders will be taxed when profits are distributed. The combined income tax rate under the regime generally will be 44.45% (27% plus a 35%WHT); however, foreign shareholders (Non-Chilean shareholders) that are residents in a country that has concluded a tax treaty with Chile (i.e. Mexico) will be entitled to a full tax credit, and thus may benefit from a combined rate of 35%. All entities directly or indirectly held by FEMSA are deemed under the partially integrated regime.

Taxation of Sparkling Beverages

All the countries where Coca-Cola FEMSA operates, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, an average percentage of 15.8% in Costa Rica, 19.0% in Colombia (applied only to the first sale in the supply chain), 12.0% in Venezuela, 21.0% in Argentina, and in Brazil 16.0% in the state of Parana, 17.0% in the state of Goias and Santa Catarina, 18.0% in the states of Sao Paulo, Minas Gerais and Rio de Janeiro, and 20.0% in the states of Mato Grosso do Sul and Rio Grande do Sul. The states of Rio de Janeiro, Minas Gerais and Parana also charge an additional 2.0% on sales to non-taxpayers as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, Coca-Cola FEMSA is responsible for charging and collecting the value-added tax from each of its retailers in Brazil, based on average retail prices for each state where it operates, defined primarily through a survey conducted by the government of each state, which in 2016 represented an average taxation of approximately 11.1% over net sales. In addition, several of the countries where Coca-Cola FEMSA operates impose the following excise or other taxes:

•

Mexico imposes an excise tax of Ps.1.00 per liter on the production, sale and importation of beverages with added sugar and HFCS as of January 1, 2014. This excise tax is applied only to the first sale and Coca-Cola FEMSA is responsible for charging and collecting it. The excise tax is subject to a 10.0% increase when accumulated inflation in Mexico on an annual basis since November 2013 reaches 10.0%. The increased tax is imposed starting on the fiscal year following such increase. As of November 2016, accumulated inflation in Mexico since November 2013 had not reached 10.0%.

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps.0.49 as of December 31, 2016) per liter of sparkling beverage.

•

Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, currently assessed at 18.46 colones (Ps.0.68 as of December 31, 2016) per 250 ml, and an excise tax currently assessed at 6.384 colones (approximately Ps.0.23 as of December 31, 2016) per 250 ml.

•	Nicaragua imposes a 9.0% tax on consumption, and municipalities impose a 1.0% tax on Coca-Cola FEMSA’s Nicaraguan gross income.

•	Panama imposes a 5.0% tax based on the cost of goods produced and a 10.0% selective consumption tax on syrups, powders and concentrate.

•

Argentina imposes an excise tax of 8.7% on sparkling beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 4.2% on sparkling water and flavored sparkling beverages with 10.0% or more fruit juice, although this excise tax is not applicable to some of Coca-Cola FEMSA’s products.

•

Brazil assesses an average production tax of approximately 3.9% and an average sales tax of approximately 12.3% over net sales. Beginning on May 1, 2015, these federal taxes were applied based on the price sold, as detailed in Coca-Cola FEMSA’s invoices, instead of an average retail price combined with a fixed tax rate and multiplier per presentation. Except for sales to wholesalers, these production and sales taxes apply only to the first sale and Coca-Cola FEMSA is responsible for charging and collecting these taxes from each of its retailers. For sales to wholesalers, they are entitled to recover the sales tax and charge this tax again upon the resale of Coca-Cola FEMSA’s products to retailers.

•	Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales.

•	Venezuela’s municipalities impose a variable excise tax applied only to the first sale that varies between 0.6% and 2.5% of net sales.

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where Coca-Cola FEMSA operates. Currently, there are no price controls on Coca-Cola FEMSA’s products in any of the territories where it has operations, except for those in Argentina, where authorities directly supervise six of Coca-Cola FEMSA’s products sold through supermarkets as a measure to control inflation, and Venezuela, where the government has imposed price controls on certain products, including bottled water. In addition, in January 2014, the Venezuelan government passed the Fair Prices Law (Ley Orgánica de Precios Justos), which was amended in November 2014 and once again in November 2015, mainly to increase applicable fines and penalties. The purpose of this law is to establish regulations and administrative proceedings to impose a limit on profits earned on the sale of goods, including Coca-Cola FEMSA’s products, seeking to maintain price stability of, and equal access to, goods and services. A ruling derived from this law imposes an obligation to manufacturing companies to label products with the fair or maximum sales’ price for each product. In December 2016, Coca-Cola FEMSA’s Venezuelan subsidiary requested a waiver from the Venezuelan government to stop labeling products because of the difficulty to maintain updated prices in products with low inventory turnover. Since then, Coca-Cola FEMSA stopped including a fair price label on our products. We cannot assure you that the Venezuelan government will grant the requested waiver, or that they will not impose any sanctions or fines as a result of Coca-Cola FEMSA’s labeling practices. Similarly, we cannot assure you that Coca-Cola FEMSA will be in compliance at all times with these laws based on changes and market dynamics in Argentina and Venezuela and the lack of clarity of certain basic aspects of the applicable law in Venezuela. Any such changes and potential violations may have an adverse effect on our business. See “Risk Factors—Risks Related to Our Company – Coca-Cola FEMSA—Regulatory developments may adversely affect Coca-Cola FEMSA’s business.”

Environmental Matters

In all of the countries where we operate, we are subject to federal and state laws and regulations relating to the protection of the environment. In Mexico, the principal legislation is the Federal General Law for Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecológico y Protección al Ambiente, or the Mexican Environmental Law), and the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos) which are enforced by the Ministry of the Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales, or SEMARNAT). SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to hazardous wastes and set forth standards for waste water discharge that apply to Coca-Cola FEMSA’s operations. Coca-Cola FEMSA is also subject to certain minor restrictions on the operation of delivery trucks in Mexico City.

In March 2015, the General Law of Climate Change (Ley General de Cambio Climático), its regulation and certain decrees related to such law became effective, imposing upon different industries (including the food and beverage industry) the obligation to report direct or indirect gas emissions exceeding 25,000 tons of carbon dioxide. Currently, we are not required to report these emissions, since it does not exceed this threshold. We cannot assure you that Coca-Cola FEMSA will not be required to comply with this reporting requirement in the future.

In Coca-Cola FEMSA’s Mexican operations, Coca-Cola FEMSA established a partnership with The Coca-Cola Company and Alpla, its supplier of plastic bottles in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. This facility began operations in 2005 and has a recycling capacity of approximately 25,000 metric tons per year from which 15,000 metric tons can be re-used for food packaging purposes. Coca-Cola FEMSA has also continued contributing funds to ECOCE, A.C., a nationwide collector of containers and packaging materials. In addition, Coca-Cola FEMSA’s plants located in Toluca, Reyes, Cuautitlan, Apizaco, San Cristobal, Morelia, Ixtacomitan, Coatepec, Poza Rica, Pacifico, Ojuelos, Sabino, San Juan Del Rio, Querétaro, Altamira, Victoria and Cuernavaca have received or are in the process of receiving a Certificate of Clean Industry (Certificado de Industria Limpia). In addition, seven of Coca-Cola FEMSA’s distribution centers located in the State of Mexico, Mexico have received or are in the process of receiving a Certificate of Clean Industry.

As part of Coca-Cola FEMSA’s environmental protection and sustainability strategies, in December 2009, Coca-Cola FEMSA, jointly with strategic partners, entered into a wind energy supply agreement with a Mexican subsidiary of the Spanish wind farm developer, GAMESA Energía, S.A., or GAMESA, to supply green energy to Coca-Cola FEMSA’s bottling facility in Toluca, Mexico, owned by its subsidiary, Propimex, S. de R.L. de C.V., or Propimex, and to some of its suppliers of PET bottles. In 2010, GAMESA sold its interest in the Mexican entity that owned the wind farm to Iberdrola Renovables México, S.A. de C.V. This wind farm, which is located in La Ventosa, Oaxaca, generates approximately 100,000 megawatt hours annually. In 2014, 2015 and 2016, this wind farm provided Coca-Cola FEMSA with approximately 64,460, 64,430 and 57,750 megawatt hours, respectively.

Additionally, Coca-Cola FEMSA has also entered into 20-year wind power supply agreements with two suppliers to receive clean and renewable energy for use at our production and distribution facilities throughout Mexico: (a) Energía Eólica del Sur, S.A.P.I. de C.V. (formerly known as Mareña Renovables Wind Power Farm), or Energía Eólica del Sur, which is expected to begin operations in 2018; and (b) Enel Green Power which provided megawatt hours to Coca-Cola FEMSA’s production and distribution facilities in 2016. In 2016, five of Coca-Cola FEMSA’s manufacturing facilities received megawatt hours from renewable energy sources such as bagasse cogeneration from the PIASA “Tres Valles” sugar mill.

FEMSA Comercio has also entered into 20-year wind power supply agreements with four suppliers to receive clean and renewable energy for use at its convenience and drug stores throughout Mexico: (a) Energía Eólica del Sur; (b) Enel Green Power which is expected to begin operations in 2018 as well; (c) Enel Green Power which provided megawatt hours to 436 OXXO stores and 280 drug stores in 2016; and (d) Ventika, which provided megawatt hours to 2,685 OXXO stores in 2016. In 2016, 14.7% of FEMSA Comercio’s energy consumption in Mexico came from renewable energy sources.

Coca-Cola FEMSA’s Central American operations are subject to several federal and state laws and regulations relating to the protection of the environment, which have been enacted in the last ten years, as awareness has increased in this region about the protection of the environment and the disposal of hazardous and toxic materials, as well as water usage. Coca-Cola FEMSA’s Costa Rican operations have participated in a joint effort along with the local division of The Coca-Cola Company, Misión Planeta, for the collection and recycling of non-returnable plastic bottles.

Coca-Cola FEMSA’s Colombian operations are subject to several Colombian federal and state laws and regulations related to the protection of the environment and the disposal of treated water and toxic and hazardous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. In addition, on February 6, 2012, Colombia promulgated Decree No. 303, which requires Coca-Cola FEMSA to apply for an authorization to discharge its water into public waterways. Coca-Cola FEMSA is engaged in nationwide reforestation programs and campaigns for the collection and recycling of glass and plastic bottles, among other programs with positive environmental impacts. Coca-Cola FEMSA has also obtained and maintained the ISO 9001, ISO 14001, OHSAS 18001, FSSC 22000 and PAS 220 certifications for its plants located in Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in its production processes, which is evidence of Coca-Cola FEMSA’s strict level of compliance with relevant Colombian regulations. Coca-Cola FEMSA’s six plants joined a small group of companies that have obtained these certifications. Coca-Cola FEMSA expects its new plant located in Tocancipa, that commenced operations in February 2015, will obtain the Leadership in Energy and Environmental Design (LEED) certification in 2017.

Coca-Cola FEMSA’s Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Organic Environmental Law (Ley Orgánica del Ambiente), the Substance, Material and Dangerous Waste Law (Ley Sobre Sustancias, Materiales y Desechos Peligrosos), the Criminal Environmental Law (Ley Penal del Ambiente) and the Water Law (Ley de Aguas). Since the enactment of the Organic Environmental Law in 1995, Coca-Cola FEMSA’s Venezuelan subsidiary has presented the corresponding authorities with plans to bring Coca-Cola FEMSA’s production facilities and distribution centers into compliance with applicable laws, which mainly consist of building or expanding the capacity of water treatment plants in Coca-Cola FEMSA’s bottling facilities. Coca-Cola FEMSA currently has water treatment plants in its bottling facilities located in the cities of Barcelona, Valencia and in its Antimano bottling plant in Caracas, and Coca-Cola FEMSA is still under construction and expansion of its current water treatment plant in its bottling facility in Maracaibo.

Coca-Cola FEMSA’s Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of toxic and hazardous gases and disposal of wastewater and solid waste, soil contamination by hazardous chemicals, which impose penalties, such as fines, facility closures or criminal charges depending upon the level of non-compliance.

Coca-Cola FEMSA’s production plant located in Jundiai has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by applicable law. This production plant has been certified for GAO-Q and GAO-E. In addition, the plants of Jundiai, Mogi das Cruzes, Campo Grande, Marilia, Maringa, Curitiba and Bauru have been certified for (i) ISO 9001; (ii) ISO 14001and; (iii) norm OHSAS 18001. In 2012, the Jundiai, Campo Grande, Bauru, Marilia, Curitiba, Maringa and Mogi das Cruzes plants were certified in standard FSSC22000.

In November 2015, Coca-Cola FEMSA entered into two five-year wind power supply agreements with the following suppliers to receive renewable energy for use at its production and distribution facilities in Brazil: (a) Brookfield Energía Comercializadora, Ltda., which provided a total of 13,224 megawatt hours in 2016 and (b) CPFL Comercializão Brasil, S.A., which provided a total of 32,527 megawatt hours in 2016. In 2016, 11 of Coca-Cola FEMSA’s Brazilian facilities received energy from renewable energy sources, which represented 24.0% of Coca-Cola FEMSA’s energy consumption in Brazil.

In May 2008, a municipal regulation of the City of Sao Paulo, implemented pursuant to Law 13.316/2002, came into effect requiring Coca-Cola FEMSA to collect for recycling a specified annual percentage of plastic bottles made from PET sold in the City of Sao Paulo. Beginning in May 2011, Coca-Cola FEMSA was required to collect 90.0% of PET bottles sold. Currently, Coca-Cola FEMSA’s is not able to collect the entire required volume of PET bottles it sells in the City of Sao Paulo. Since Coca-Cola FEMSA does not meet the requirements of this regulation, which it believes to be more onerous than those imposed by the countries with the highest recycling standards, Coca-Cola FEMSA could be fined and be subject to other sanctions, such as the suspension of operations in any of Coca-Cola FEMSA’s plants and/or distribution centers located in the City of Sao Paulo. In May 2008, when this law came into effect, Coca-Cola FEMSA and other bottlers in the City of Sao Paulo, through the Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR (Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance. In November 2009, in response to a request by a municipal authority to provide evidence of the destination of the PET bottles sold in Sao Paulo, Coca-Cola FEMSA filed a motion presenting all of its recycling programs and requesting a more practical timeline to comply with the requirements imposed. In October 2010, the municipal authority of Sao Paulo levied a fine on Coca-Cola FEMSA’s Brazilian operating subsidiary of 250,000 Brazilian reais (approximately Ps. 1.5 million as of December 31, 2016) on the grounds that the report submitted by Coca-Cola FEMSA’s Brazilian operating subsidiary did not comply with the 75.0% proper disposal requirement for the period from May 2008 to May 2010. Coca-Cola FEMSA filed an appeal against this fine, which was denied by the municipal authority in May 2013. This resolution by the municipal authority is final and not subject to appeal. However, in July 2012, the State Appellate Court of Sao Paulo rendered a decision on an interlocutory appeal filed on behalf of ABIR staying the requirement to pay the fines and other sanctions imposed on ABIR’s associated companies, including Coca-Cola FEMSA’s Brazilian subsidiary, pending the final resolution of the appeal. Coca-Cola FEMSA is still awaiting the final resolution of the appeal filed on behalf of ABIR. In November 2016, the municipal authority filed a tax enforcement claim against Coca-Cola FEMSA’s Brazilian subsidiary in order to try to collect the fine imposed in October 2010. Coca-Cola FEMSA’s Brazilian subsidiary is currently analyzing its options, which include filing a motion against the collection of the fine based on the decision rendered by the State Appellate Court of Sao Paulo in July 2012. We cannot assure you that these measures will have the desired effect or that Coca-Cola FEMSA will prevail in any judicial challenge that our Brazilian subsidiary may pursue.

In August 2010, Law No. 12.305/2010 established the Brazilian National Solid Waste Policy. This policy is based on the principle of shared responsibility between the government, companies and the public, and provides for the post-consumption return of products to companies and requires public authorities to implement waste management programs. This law is regulated by Federal Decree No. 7.404/2010, and was published in December 2010. In response to the Brazilian National Solid Waste Policy, in December 2012, a proposal of agreement was provided to the Ministry of the Environment by almost 30 associations involved in the packaging sector, including ABIR in its capacity as representative for The Coca-Cola Company, Coca-Cola FEMSA’s Brazilian subsidiary and other bottlers. This agreement proposed the creation of a “coalition” to implement systems for reverse logistics packaging non-dangerous waste that make up the dry fraction of municipal solid waste or equivalent. The goal of the proposal is to create methodologies for sustainable development, and improve the management of solid waste by increasing recycling rates and decreasing incorrect disposal in order to protect the environment, society and the economy. The Ministry of Environment approved and signed this agreement in November 2015. In August 2016, the public prosecutor’s office of the state of Sao Paulo filed a class action against the parties that signed this agreement, challenging the validity of certain terms of the agreement and the effectiveness of the mandatory measures to be taken by the companies of the packaging sector, as provided in the agreement. ABIR is leading the lawsuit’s defense.

Coca-Cola FEMSA’s Argentine operations are subject to federal and municipal laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste water discharge, which are enforced by the Ministry of Natural Resources and Sustainable Development (Secretaría de Ambiente y Desarrollo Sustentable) and the Provincial Organization for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) for the province of Buenos Aires. Coca-Cola FEMSA’s Alcorta plant is in compliance with environmental standards and Coca-Cola FEMSA has been, and continues to be, certified for ISO 14001:2004 for the plants and operative units in Buenos Aires.

For all of Coca-Cola FEMSA’s plant operations, Coca-Cola FEMSA employs the following environmental management system Environmental Administration System, or EKOSYSTEM (Sistema de Administración Ambiental) that is contained within the Integral Quality System or SICKOF (Sistema Integral de Calidad).

Coca-Cola FEMSA has spent, and may be required to spend in the future, funds for compliance with and remediation under local environmental laws and regulations. Currently, Coca-Cola FEMSA does not believe that such costs will have a material adverse effect on its results or financial condition. However, since environmental laws and regulations and their enforcement are becoming increasingly stringent in Coca-Cola FEMSA’s territories, and there is increased recognition by local authorities of the need for higher environmental standards in the countries where Coca-Cola FEMSA operates, changes in current regulations may result in an increase in costs, which may have an adverse effect on Coca-Cola FEMSA’s future results or financial condition. We are not aware of any significant pending regulatory changes that would require a significant amount of additional remedial capital expenditures.

We do not believe that our business activities pose a material risk to the environment, and we believe that we are in material compliance with all applicable environmental laws and regulations.

Water Supply

In Mexico, Coca-Cola FEMSA obtains water directly from municipal utility companies and pump water from wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the 1992 Water Law (Ley de Aguas Nacionales de 1992), as amended, and regulations issued thereunder, which created the National Water Commission (Comisión Nacional del Agua). The National Water Commission is in charge of overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run from five to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms be extended before the expiration of the same. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water that is not used by the concessionaire for two consecutive years. However, because the current concessions for each of Coca-Cola FEMSA’s plants in Mexico do not match each plant’s projected needs for water in future years, we have successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. Coca-Cola FEMSA’s concessions may be terminated if, among other things, Coca-Cola FEMSA uses more water than permitted or it fails to pay required concession-related fees and does not cure such situations in a timely manner. Although we have not undertaken independent studies to confirm the sufficiency of the existing groundwater supply, we believe that Coca-Cola FEMSA’s existing concessions satisfy Coca-Cola FEMSA’s current water requirements in Mexico.

In addition, the 1992 Water Law provides that plants located in Mexico that use deep water wells to supply their water requirements must pay a fee to the local governments for the discharge of residual waste water to drainage. Pursuant to this law, certain local authorities test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by the National Water Commission. In the case of non-compliance with the law, penalties, including closures, may be imposed. All of Coca-Cola FEMSA’s bottling plants located in Mexico meet these standards. In addition, Coca-Cola FEMSA’s plants in Apizaco and San Cristobal are certified with ISO 14001.

In Brazil, Coca-Cola FEMSA obtains water and mineral water from wells pursuant to concessions granted by the Brazilian government for each plant. According to the Brazilian Constitution and the National Water Resources Policy, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users have the responsibility for any damage to the environment. The exploitation and use of water is regulated by the Code of Mining, Decree Law No. 227/67 (Código de Mineração), the Mineral Water Code, Decree Law No. 7841/45 (Código de Águas Minerais), the National Water Resources Policy (Decree No. 24.643/1934 and Law No. 9433/97) and by regulations issued thereunder. The companies that exploit water are supervised by the National Department of Mineral Production (Departamento Nacional de Produção Mineiral—DNPM) and the National Water Agency (Agência Nacional de Águas) in connection with federal health agencies, as well as state and municipal authorities. In the Jundiai, Marilia, Curitiba, Maringa and Itabirito plants, Coca-Cola FEMSA does not exploit spring water. In the Mogi das Cruzes, Bauru and Campo Grande plants, Coca-Cola FEMSA has all the necessary permits for the exploitation of spring water.

In Colombia, in addition to natural spring water for Manantial, Coca-Cola FEMSA obtains water directly from wells and from utility companies. Coca-Cola FEMSA is required to have a specific concession to exploit water from natural sources. Water use in Colombia is regulated by Law No. 9 of 1979 and Decrees No. 2811 of 1974 and No. 3930 of 2010. In addition, Decree No. 303 requires Coca-Cola FEMSA to apply for water concessions and for authorization to discharge its water into public waterways. The Ministry of Environment and Sustainable Development and Regional Autonomous Corporations supervises companies that use water as a raw material for their businesses. Furthermore, in Colombia, Law No. 142 of 1994 provides that public sewer services are charged based on volume (usage). The Water and Sewerage Company of the City of Bogota has interpreted this rule to be the volume of water captured, and not the volume of water discharged by users. Based on Coca-Cola FEMSA’s production process, Coca-Cola FEMSA’s Colombian subsidiary discharges into the public sewer system significantly less water than the water it captures. As a result, since October 2010 Coca-Cola FEMSA’s Colombian subsidiary has filed monthly claims with the Water and Sewerage Company of the City of Bogota challenging these charges. In 2015, the highest court in Colombia issued a final ruling stating that the Water and Sewerage Company of the City of Bogota is not required to measure the volume of water discharged by users in calculating public sewer services charges. Based on this ruling, the Water and Sewerage Company of the City of Bogota commenced an administrative proceeding against our Colombian subsidiary requesting payment of approximately Ps.309 million for the sewer services it claims Coca-Cola FEMSA’s subsidiary has not properly paid since 2005. In connection with such proceeding, in March 2016, this authority issued an order freezing certain of our bank accounts (see Note 8.2 to our consolidated financial statements). Coca-Cola FEMSA’s Colombian subsidiary is currently holding conciliatory hearings seeking to reach an agreement to settle this matter.

In Argentina, a state water company provides water to Coca-Cola FEMSA’s Alcorta plant on a limited basis; however, Coca-Cola FEMSA believes the authorized amount meets its requirements for this plant. In Coca-Cola FEMSA’s Monte Grande plant in Argentina, it pumps water from wells, in accordance with Law No. 25.688.

In Nicaragua, the use of water is regulated by the National Water Law (Ley General de Aguas Nacionales), and Coca-Cola FEMSA obtain water directly from wells. In Costa Rica, the use of water is regulated by the Water Law (Ley de Aguas). In both of these countries, Coca-Cola FEMSA exploits water from wells granted to it through governmental concessions. In Guatemala, no license or permits are required to exploit water from the private wells in Coca-Cola FEMSA’s own plants. In Panama, Coca-Cola FEMSA acquires water from a state water company, and the use of water is regulated by the Panama Use of Water Regulation (Reglamento de Uso de Aguas de Panamá).

In Venezuela, Coca-Cola FEMSA uses private wells in addition to water provided by the municipalities, and it has taken the appropriate actions, including actions to comply with water regulations, to have water supply available from these sources, regulated by the Water Law (Ley de Aguas).

In addition, Coca-Cola FEMSA obtains water for the production of some of its natural spring water products, such as Manantial in Colombia and Crystal in Brazil, from spring water pursuant to concessions granted.

We cannot assure that water will be available in sufficient quantities to meet Coca-Cola FEMSA’s future production needs, that Coca-Cola FEMSA will be able to maintain its current concessions or that additional regulations relating to water use will not be adopted in the future in Coca-Cola FEMSA’s territories. We believe Coca-Cola FEMSA is in material compliance with the terms of its existing water concessions and that Coca-Cola FEMSA is in compliance with all relevant water regulations currently in place.

Other Regulations

In January 2012, the Costa Rican government approved a decree which regulates the sale of food and beverages in public schools. According to the decree, the sale of all sparkling beverages and certain still beverages that contain certain amounts of sugar, syrup or HFCS in any type of presentation in schools is prohibited. Coca-Cola FEMSA is still allowed to sell water and certain still beverages in schools. Although Coca-Cola FEMSA is in compliance with this law, we cannot assure you that the Costa Rican government will not further restrict sales of other of Coca-Cola FEMSA’s products in schools in the future; these restrictions and any further restrictions could have an adverse impact on Coca-Cola FEMSA’s results of operations.

In May 2012, the Venezuelan government adopted significant changes to labor regulations that had a negative impact on Coca-Cola FEMSA’s business and operations. The principal changes that impacted Coca-Cola FEMSA’s operations were and still are: (i) the requirement that employee terminations are now subject to governmental authorization; (ii) retroactive assessments for any modifications to our severance payment system; (iii) a reduction in the maximum daily and weekly working hours (from 44 to 40 weekly); (iv) an increase in mandatory weekly breaks, prohibiting a reduction in salaries as a result of such increase; and (v) the requirement that all third party contractors participating in the manufacturing and sales processes of our products be included in our payroll. Coca-Cola FEMSA is currently in compliance with these labor regulations.

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

In August 2013, the current Mexican president, Enrique Peña Nieto, proposed a constitutional reform to provide for modernization and growth of the Mexican energy sector (the “Mexican Energy Reform”). Following intense review of and debate on the proposal, in December 2013 the Mexican government approved a decree containing amendments and additions to the Mexican Constitution in matters of energy. The Mexican Energy Reform provides for the opening of the Mexican energy market to the participation of private parties including companies with foreign investment, allowing for FEMSA Comercio to participate directly in the retail of fuel products. However, secondary legislation and regulation of the approved Mexican Energy Reform is in transition, and deregulation of fuel prices will be conducted gradually; starting in March 2017 in the states of Baja California and Sonora and concluding in December 2017 in the states of the Yucatan peninsula. Gasoline and diesel prices are established by the Mexican executive power by decree, taking into account the price of petroleum, currency exchange rates, taxes, transportation cost differences between regions and other factors, and starting January 1, 2018, retail prices for gasoline and diesel will be freely determined by market conditions. As part of the secondary legislation in connection with the Mexican Energy Reform, the Agencia de Seguridad, Energia y Ambiente (the Security, Energy and Environment Agency, or ASEA) was created as a decentralized administrative body of SEMARNAT. ASEA is responsible for regulating and supervising industrial and operational safety and environmental protection in the installations and activities of the hydrocarbons sector, which includes all our Fuel Division operations. Additionally, the Comisión Reguladora de Energía (the Energy Regulatory Commission, or CRE) is the regulatory body responsible for the authorization of sale of fuel to the public at gas stations. The Fuel Division is in compliance with ASEA and CRE regulations and administrative provisions.

In May 2014, the Mexican government approved a decree that established mandatory guidelines applicable to the entire national education system (from elementary school through college). According to the decree, the sale of specific sparkling beverages and still beverages that contain certain amounts of sugar or HFCS by schools is prohibited. Schools are still allowed to sell water and certain still beverages, such as juices and juice-based beverages that comply with the guidelines established in such decree. We cannot assure you that the Mexican government will not further restrict sales of other of Coca-Cola FEMSA’s products in schools. These restrictions and any further restrictions could have an adverse impact on Coca-Cola FEMSA’s results of operations.

In November 2014, the Venezuelan government amended the Foreign Investment Law. As part of the amendments made, the law now provides that at least 75.0% of the value of foreign investment must be comprised of assets located in Venezuela, which may include equipment, supplies or other goods or tangible assets required at the early stages of operations. By the end of the first fiscal year after commencement of operations in Venezuela, investors will be authorized to repatriate up to 80.0% of the profits derived from their investment. Any profits not otherwise repatriated in a fiscal year, may be accumulated and be repatriated the following fiscal year, together with profits generated during such year. In the event of liquidation, a company may repatriate up to 85.0% of the value of the foreign investment. Currently, the scope of this law is not entirely clear with respect to the liquidation process.

In June 2014, the Brazilian government enacted Law No. 12,997 (Law of Motorcycle Drivers), which requires employers to pay a risk premium of 30.0% of the base salary to all employees that are required to drive a motorcycle to perform their job duties. This premium became enforceable in October 2014, when the related rules and regulations were issued by the Ministry of Labor and Employment. Coca-Cola FEMSA believes that these rules and regulations (Decree No. 1.565/2014) were unduly issued because such Ministry did not comply with all the requirements of applicable law (Decree No. 1.127/2003). In November 2014, Coca-Cola FEMSA’s Brazilian subsidiary, in conjunction with other bottlers of the Coca-Cola system in Brazil and through the ABIR, filed a claim before the Federal Court to stay the effects of such decree. ABIR’s associated companies, including Coca-Cola FEMSA’s Brazilian subsidiary, were issued a preliminary injunction staying the effects of the decree and exempting Coca-Cola FEMSA from paying the premium. The Ministry of Labor and Employment filed an interlocutory appeal against the preliminary injunction in order to restore the effects of Decree No. 1.565/2014. This interlocutory appeal was denied. In October 2016, a decision was rendered by the Federal Court declaring Decree No. 1.565/2014 to be null and void and requesting the Ministry of Labor and Employment to revise and reissue its regulations under Law No. 12,997. The Ministry of Labor and Employment, with the participation of all interested parties, is in the process of revising Decree No. 1.565/2014. We cannot assure you that any changes made to Decree No. 1.565/2014 will not have an adverse effect on Coca-Cola FEMSA’s business.

In January 2014, a new Anti-Corruption Law in Brazil came into effect, which regulates bribery, corruption practices and fraud in connection with agreements entered into with governmental agencies. The main purpose of this law is to impose liability on companies carrying out such practices, establishing fines that can reach up to 20.0% of a company’s gross revenues in the previous fiscal year. Although we believe Coca-Cola FEMSA is in compliance with this law, if Coca-Cola FEMSA were found liable for any of these practices, this law may have an adverse effect on Coca-Cola FEMSA’s business.

In December 2015, the Venezuelan Ministry of Health issued a resolution which imposes an obligation to label certain products, including sparkling beverages and still beverages that contain sugar, with health warnings. In February 2015, the Venezuelan Ministry of Health granted a nine-month extension for the enforcement of this resolution. In July 2016, the Ministry of Health declared this resolution null and void. The Venezuelan government is currently discussing the issuance and application of new rules in connection with health warning labels on products.

In all of the countries where the Health Division operates, we are subject to local laws, regulations and administrative practices concerning retail and wholesale pharmacy operations, regulations prohibiting kickbacks, beneficiary inducement and the submission of false claims, licensure and registration requirements concerning the operation of pharmacies and the practice of pharmacy health regulation, as well as other health care laws and regulations. We believe that the Health Division is in material compliance with all such applicable laws, regulations and administrative practices.

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

Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding its results and financial position during the periods discussed in this section:

•

Coca-Cola FEMSA has continued to grow organic volumes at a steady but moderate pace, highlighting Mexico where operative results were strong. However, in the short term there is some pressure from macroeconomic uncertainty in certain South American markets, including currency volatility. Volume growth is mainly driven by the Coca-Cola brand across markets, together with the solid performance of Coca-Cola FEMSA’s still beverage portfolio

•

The Retail Division has maintained high rates of store openings across formats and continues to grow at solid rates in terms of total revenues. The Retail Division has lower operating margins than our beverage business. Given that the Retail Division has lower operating margins and given its fixed cost structure, it is more sensitive to changes in sales which could negatively affect operating margins.

•

The Health Division has continued its moderate rate of revenue growth, highlighting the strong growth trends delivered by Socofar’s operations in Chile and Colombia, partially benefited from a positive foreign exchange translation effect. However, in Mexico, the continued expansion across new territories and the integration process of its four legacy brands into a single business platform are pressuring the Health Division’s results in the short term. Additionally, currency volatility between the Chilean and Colombian peso, compared with the Mexican peso, could further affect the Health Division’s results.

•

The Fuel Division has continued its steady expansion across certain regions in Mexico. The implementation of the Mexican Energy Reform enacted by the current administration, which could result in certain business opportunities for the Fuel Division, is moving forward but it is still subject to further regulatory changes that could bring more uncertainties to the industry in the short and medium term. Macroeconomic uncertainties that affect gasoline prices can also put pressure on the Fuel Division’s operating margins, which are structurally lower than those of FEMSA Comercio’s other divisions.

•

Our consolidated results are also significantly affected by the performance of the Heineken Group, as a result of our 20% economic interest. Our consolidated net income for 2016 included Ps. 6,342 million related to our non-controlling interest in the Heineken Group, as compared to Ps. 5,879 million for 2015.

Our results and financial position are affected by the economic and market conditions in the countries where our subsidiaries conduct their operations, particularly in Mexico. Changes in these conditions are influenced by a number of factors, including those discussed in “Item 3. Key Information—Risk Factors.”

Recent Developments

Since January 25, 2017, Coca-Cola FEMSA has had control of KOF Philippines as all decisions relating to the day-to-day operation and management of KOF Philippines’s business, including its annual normal operations plan, are now approved by a majority of KOF Philippines’s board of directors, without requiring the affirmative vote of any director appointed by The Coca-Cola Company. Beginning on February 1, 2017, Coca-Cola FEMSA started consolidating KOF Philippines’s financial results in its financial statements. The results for the first quarter of 2017 and future results in 2017 will reflect a reduction in Coca-Cola FEMSA’s share of the profit of associates and joint ventures, accounted for using the equity method, as a result of this consolidation. For further information, see Note 28 to our audited consolidated financial statements.

In January 2017, FEMSA Comercio, through its subsidiary Cadena Comercial USA Corporation, LLC., completed the acquisition of the remaining 20% economic stake in Specialty’s and became its sole owner.

In February 2017, Heineken announced that it had reached an agreement to acquire Brasil Kirin Holding S.A (“Brasil Kirin”) for consideration of €664 million. The transaction is expected to close in the first half of 2017. We will recognize the results of operation of this business combination using the equity method, once Brasil Kirin has been consolidated in the financial statements of Heineken.

In March 2017, Coca-Cola FEMSA acquired, through Jugos del Valle and its Brazilian, Argentine and Colombian subsidiaries, a participation in the Mexican, Brazilian, Argentine and Colombian AdeS soy-based beverage business. As a result of this acquisition, Coca-Cola FEMSA has exclusive distribution rights of AdeS soy-based beverages in these territories.

Effects of Changes in Economic Conditions

Our results are affected by changes in economic conditions in Mexico, Brazil and in the other countries where we operate. For the years ended December 31, 2016, 2015, and 2014, 64%, 70% and 68% respectively, of our total sales were attributable to Mexico. Other than Venezuela and Chile, the participation of these other countries as a percentage of our total sales has not changed significantly during the last five years.

The Mexican economy is gradually recovering from the impact of the global financial crisis on many emerging economies in 2009. According to the INEGI, Mexican GDP expanded by 2.3% in 2016 and by approximately 2.6% and 2.3% in 2015 and 2014, respectively. According to the Banco Nacional de México survey regarding the economic expectations of specialists, Mexican GDP is expected to increase by 1.49% in 2017, as of the latest estimate, published on April 3, 2017. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery in Mexico.

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

Beginning in the fourth quarter of 2014 and through 2016, the exchange rate between the Mexican peso and the U.S. dollar fluctuated from a low of Ps. 13.39 per US$ 1.00, to a high of Ps. 20.84 per US$ 1.00. At December 30, 2016, the exchange rate (noon buying rate) was Ps. 20.6170 per US$ 1.00. On April 12, 2017, this exchange rate was Ps. 18.7665 per US$ 1.00. See “Item 3. Key Information—Exchange Rate Information.” A depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar increases our cost of raw materials priced in U.S. dollars, including raw materials whose prices are set with reference to the U.S. dollar. In addition, a depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar will increase our U.S. dollar-denominated debt obligations, which could negatively affect our financial position and results. However, this effect could be offset by a corresponding appreciation of our U.S. dollar-denominated cash position.

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

We assess at each reporting date whether there is an indication that a long-lived asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

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

Tax, labor and legal contingencies and provisions

We are subject to various claims and contingencies, related to tax, labor and legal proceedings as described in Note 25 to our audited consolidated financial statements. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. We periodically assess the probability of loss for such contingencies and accrues a provision and/or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. Our judgment must be exercised to determine the likelihood of such a loss and an estimate of the amount, due to the subjective nature of the loss.

Valuation of financial instruments

We are required to measure all derivative financial instruments at fair value. The fair values of derivative financial instruments are determined considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient reliable and verifiable data, recognized in the financial sector. We base our forward price curves upon market price quotations. We believe that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments, see Note 20 to our audited consolidated financial statements.

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

•

Liabilities or equity instruments related to share-based payment arrangements of the acquiree or to our share-based payment arrangements entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, “Share-based Payment”at the acquisition date, see Note 3.24 to our audited consolidated financial statements; and

•

Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” are measured in accordance with that standard.

•	Indemnifiable assets are recognized at the acquisition date on the same basis as indemnifiable liabilities, subject to any contractual limitations.

For each acquisition, our judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquire. In particular, we must apply estimates or make judgments as to what techniques to use, especially in forecasting CGU’s cash flows, computing WACC and estimating inflation as part of the identification of intangible assets with indefinite lives (mainly, goodwill, distribution and trademark rights).

Judgments

In the process of applying our accounting policies, we have made the following judgments which have the most significant effects on the amounts recognized in the consolidated financial statements.

Investments in associates

If we hold, directly or indirectly, 20 percent or more of the voting power of the investee, it is presumed that we have significant influence, unless it can be clearly demonstrated that this is not the case. If we hold, directly or indirectly, less than 20 percent of the voting power of the investee, it is presumed that we do not have significant influence, unless such influence can be clearly demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20 percent-owned corporate investee require a careful evaluation of voting rights and their impact on our ability to exercise significant influence. We consider the existence of the following circumstances which may indicate that we are in position to exercise significant influence over a less than 20 percent-owned corporate investee:

•	Representation on the board of directors or equivalent governing body of the investee;

•	Participation in policy-making processes, including participation in decisions about dividends or other distributions;

•	Material transactions between us and the investee;

•	Interchange of managerial personnel; or

•	Provision of essential technical information.

We also consider the existence and effect of potential voting rights that are currently exercisable or currently convertible when assessing whether we have significant influence.

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

Joint arrangements

An arrangement can be a joint arrangement even though not all of its parties have joint control of the arrangement. When we are a party to an arrangement we shall assess whether the contractual arrangement gives all the parties or a group of the parties, control of the arrangement collectively; joint control exists only when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. We need to apply judgment when assessing whether all the parties, or a group of the parties, have joint control of an arrangement. When assessing joint control, we consider the following facts and circumstances such as:

•

Whether all the parties, or a group of the parties, control the arrangement, considering the definition of joint control, as described in note 3.11.2 to our audited consolidated financial statements; and

•	Whether decisions about the relevant activities require the unanimous consent of all the parties, or of a group of the parties.

•

As mentioned in Note 10 to our audited consolidated financial statements, Coca-Cola FEMSA accounts for its 51% investment at KOF Philippines as a joint venture. This is based on the facts that (i) Coca-Cola FEMSA and TCCC make all operating decisions jointly during the initial four-year period, and (ii) potential voting rights to acquire the remaining 49% of KOF Philippines are not likely to be executed in the foreseeable future due to the fact the call option was “out of the money” as of December 31, 2016 and 2015.

•

Starting in February 2017 Coca-Cola FEMSA will take control over the relevant activities of KOF Philippines in accordance with the shareholders agreements and will consolidate KOF Philippines’ results. See Note 28.

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

As is also explained in Note 3.3 to our audited consolidated financial statements, we believe that we currently control our subsidiary operations in Venezuela but we recognize the challenging economic and political environment in Venezuela. Should we in the future conclude that we no longer control such operations, our consolidated financial statements would change by material amounts.

Future Impact of Recently Issued Accounting Standards not yet in Effect

We have not applied the following standards and interpretations that are issued but were not yet effective as of the date of issuance of our consolidated financial statements. We intend to adopt these standards, if applicable, when they become effective:

IFRS 15, Revenue from Contracts with Customers

IFRS 15, “Revenue from Contracts with Customers,” was originally issued in May 2014 and supersedes IAS 18 “Revenue” and applies to annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. Revenue is recognized as control is passed, either over time or at a point in time. We do not plan to early adopt this standard, but we have determined that the adoption of this standard will be accounted for prospectively, as allowed by the corresponding transitional provisions, which provide for cumulative effect to be shown as an adjustment to retained earnings at the date of initial application.

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In applying the revenue model to contracts within its scope, an entity will: 1) identify the contract(s) with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; and 5) recognize revenue when (or as) the entity satisfies a performance obligation. Also, an entity needs to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

We are currently in the process of evaluating the potential impacts that the adoption of IFRS 15 may have on our consolidated financial statements. As part of such process, we are assessing the different revenue streams by reportable segment by applying them to the five-step revenue model in order to determine whether the performance obligations are satisfied over time or at a point in time and to identify potential gaps with our existing accounting policies, which are in accordance with IAS 18.

With regards to the Coca-Cola FEMSA reportable segment, revenue streams are mainly related to the sale of finished products and delivery of promotional products, which are currently recognized in the income statement when we transfer such goods to our customers. This revenue stream is supported by contracts maintained with different companies in the retail industry through both traditional and modern channels, in which prices with these customers are constantly negotiated due to the high turnover of our products and to remain competitive in the market. We are evaluating the potential impacts that the adoption of IFRS 15 may have on our consolidated financial statements. As part of this process, we are assessing whether such negotiations should be considered as modifications to the contracts and whether each transaction represents a separate performance obligation with the customer to be accounted for once the particular goods are delivered. Additionally, we are analyzing if any discounts offered to clients are already considered in each negotiation and recognized net of the related revenue and whether embedded derivatives may exist as well as significant financial components or agent or principal considerations as relate to our operation. Upon adoption of the new standard, other potential impacts could be identified as our new revenue accounting policy is developed and applied.

With regards to FEMSA Comercio, revenue streams are mainly related to direct sales to end consumers, in which discounts are also offered directly in the price per product available. This revenue stream is currently recognized in the income statement when we transfer such goods to our customers at the point of sale. Additionally, we provide certain services in which we act as an agent and recognize the corresponding net revenue in the income statement at the moment at which the transaction has been completed physically in the stores as meeting our performance obligation (i.e. sale of prepaid telephone minutes or other prepaid cards and services). We are analyzing whether embedded derivatives may exist as well as significant financial components or other agent or principal considerations as relate to this segment. Upon adoption of the new standard, other potential impacts could be identified as our new revenue accounting policy is developed and applied.

With regards to our other reportable segments, revenues are mainly related to contracts made directly with the end consumer, in which there are no discounts offered directly in the price of the contract. This revenue stream is currently recognized in the income statement when we provide such services according to the conditions in the contract. We are analyzing whether embedded derivatives may exist as well as significant financial components or other agent or principal considerations as relate to these segments. Upon adoption of the new standard, other potential impacts could be identified as our new revenue accounting policy is developed and applied.

We have yet to complete our evaluation of whether there will be a significant impact as a consequence of this standard’s adoption in the consolidated financial statements.

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

We plan to adopt the new standard on the required effective date. We are analyzing what impact the three aspects of IFRS 9 may have based on currently available information. Our conclusions may be subject to change based on further detailed analyses or additional reasonable and supportable information being made available to us in the future. Upon adoption of the new standard, other potential impacts could be identified as our new revenue accounting policy is developed and applied.

IFRS 16, Leases

IFRS 16 “Leases” was issued in January 2016 and supersedes IAS 17 “Leases” and related interpretations. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 ‘Revenue from Contracts with Customers’ has also been applied. We do not plan on early adopting this standard, but we have determined that the standard will be adopted applying the prospective transitional provisions, which provide that adoption effects will be reflected directly against retained earnings and the applicable assets and liabilities as of January 1, 2019.

Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the financial liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the life of the lease.

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

We are currently in the process of performing our evaluation of the potential impacts that the adoption of IFRS 16 may have on our consolidated financial statements. As part of such process, we are assessing by reportable segment the different lease contracts, mainly those in which we act as a lessee as well as other contracts in which the definition of a lease could be met independent of our legal form. Based on the ongoing assessment, we may experience a material impact from the adoption of IFRS 16 on our consolidated financial statements ,especially as relates to the Retail Division, the Fuel Division and the Health Division reportable segments, which have significant real estate leases.

We are in the process of quantifying the effects of IFRS 16 as well as developing our accounting policy under the new standard. This process includes evaluating those lease contracts that may qualify for the accounting exceptions provided by the standard for those assets considered as low value and developing judgments on potentially subjective matters, particularly in respect of the definition of a lease and the assessment of a lease term.

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

These amendments are effective for annual periods beginning on or after January 1, 2017 with earlier application permitted, and entities need not provide comparative information when they first apply them. We are in the process of assessing the potential impacts from the adoption of these amendments on our consolidated financial statements.

Amendments to IAS 12, Recognition of Deferred Tax Assets for Unrealized Losses

The amendments to IAS 12 clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of deductible temporary differences. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact.

These amendments are effective for annual periods beginning on or after January 1, 2017 with early application permitted. If an entity applies the amendments for an earlier period, it must disclose that fact. We are in the process of assessing the potential impacts from the adoption of these amendments on our consolidated financial statements. We do not expect a significant impact on our consolidated financial statements.

Operating Results

The following table sets forth our consolidated income statement under IFRS for the years ended December 31, 2016, 2015, and 2014:

		Year Ended December 31,
	2016(1)	2016	2015	2014
	(in millions of U.S. dollars and Mexican pesos)
Net sales	$19,335	Ps. 398,622	Ps. 310,849	Ps. 262,779
Other operating revenues	42	885	740	670

Total revenues.	19,377	399,507	311,589	263,449
Cost of goods sold	12,189	251,303	188,410	153,278

Gross profit	7,188	148,204	123,179	110,171
Administrative expenses	714	14,730	11,705	10,244
Selling expenses	4,634	95,547	76,375	69,016
Other income	56	1,157	423	1,098
Other expenses	287	5,909	2,741	1,277
Interest expense	468	9,646	7,777	6,701
Interest income	63	1,299	1,024	862

		Year Ended December 31,
	2016(1)	2016	2015	2014
	(in millions of U.S. dollars and Mexican pesos)
Foreign exchange gain (loss), net	55	1,131	(1,193)	(903)
Monetary position gain (loss), net	117	2,411	(36)	(319)
Market value gain on financial instruments	9	186	364	73

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	1,385	28,556	25,163	23,744
Income taxes	383	7,888	7,932	6,253
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	316	6,507	6,045	5,139

Consolidated net income	$1,318	Ps. 27,175	Ps. 23,276	Ps. 22,630

Controlling interest net income	1,025	21,140	17,683	16,701
Non-controlling interest net income	293	6,035	5,593	5,929

Consolidated net income	$1,318	Ps. 27,175	Ps. 23,276	Ps. 22,630

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 20.6170 to US$ 1.00, provided solely for the convenience of the reader.

The following table sets forth certain operating results by reportable segment under IFRS for each of our segments for the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,
	2016	2015		2014(8)	2016 vs. 2015	2015 vs. 2014(9)
			as reported last year
	(in millions of Mexican pesos, except margins)				Percentage Growth (Decrease)
Net sales
Coca-Cola FEMSA	Ps. 177,082	Ps. 151,914	Ps. 151,914	Ps. 146,948	16.6%	3.4%
FEMSA Comercio
Retail Division	137,031	119,838	132,891	109,624	14.3%	21.2%
Health Division	43,411	13,053	—	—	232.6%	—
Fuel Division	28,616	18,510	18,510	—	54.6%	—
Total revenues
Coca-Cola FEMSA	177,718	152,360	152,360	147,298	16.6%	3.4%
FEMSA Comercio
Retail Division	137,139	119,884	132,891	109,624	14.4%	21.2%
Health Division	43,411	13,053	—	—	232.6%	—
Fuel Division	28,616	18,510	18,510	—	54.6%	—
Cost of goods sold
Coca-Cola FEMSA	98,056	80,330	80,330	78,916	22.1%	1.8%
FEMSA Comercio
Retail Division	86,149	76,235	85,600	70,238	13.0%	21.9%
Health Division	30,673	9,365	—	—	227.5%	—
Fuel Division	26,368	17,090	17,090	—	54.3%	—
Gross profit
Coca-Cola FEMSA	79,662	72,030	72,030	68,382	10.6%	5.3%
FEMSA Comercio
Retail Division	50,990	43,649	47,291	39,386	16.8%	20.1%
Health Division	12,738	3,688	—	—	245.4%	—
Fuel Division	2,248	1,420	1,420	—	58.3%	—

	Year Ended December 31,
	2016	2015		2014(8)	2016 vs. 2015		2015 vs. 2014(9)
		restated for comparative purposes	as reported last year
	(in millions of Mexican pesos, except margins)				Percentage Growth (Decrease)
Administrative expenses
Coca-Cola FEMSA	7,423	6,405	6,405	6,385	15.9%		0.3%
FEMSA Comercio
Retail Division	2,924	2,487	2,868	2,042	17.6%		40.5%
Health Division	1,769	414	—	—	327.3%		—
Fuel Division	127	88	88	—	44.3%		—
Selling expenses
Coca-Cola FEMSA	48,039	41,879	41,879	40,465	14.7%		3.5%
FEMSA Comercio
Retail Division	36,341	30,631	33,305	28,492	18.6%		16.9%
Health Division	9,365	2,682	—	—	249.2%		—
Fuel Division	1,865	1,124	1,124	—	65.8%		—
Depreciation
Coca-Cola FEMSA	7,579	6,310	6,310	6,072	20.1%		3.9%
FEMSA Comercio
Retail Division	3,607	3,027	3,182	2,779	19.2%		14.5%
Health Division	546	155	—	—	252.3%		—
Fuel Division	82	56	56	—	46.4%		—
Gross margin(1)(2)
Coca-Cola FEMSA	44.8%	47.3%	47.3%	46.4%	(2.5)p.	p.	0.9p.	p.
FEMSA Comercio
Retail Division	37.2%	36.4%	35.6%	35.9%	0.8p.	p.	(0.3)p.	p.
Health Division	29.3%	28.3%	—	—	1.1p.	p.	—
Fuel Division	7.9%	7.7%	7.7%	—	0.2p.	p.	—
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes
Coca-Cola FEMSA	147	155	155	(125)	(5.2	%)(6)	(224	%)(4)
FEMSA Comercio
Retail Division	15	(10)	(10)	37	(250.0	%)(7)	(127	%)(5)
Health Division	—	—	—	—	—		—
Fuel Division	—	—	—	—	—		—
CB Equity(3)	6,342	5,879	5,879	5,244	7.9%		12.1%

(1)	Gross margin is calculated with reference to total revenues.
(2)	As used herein, p.p. refers to a percentage point increase (or decrease) contrasted with a straight percentage increase (or decrease).
(3)	CB Equity holds Heineken N.V. and Heineken Holding N.V. shares.
(4)	Reflects the percentage increase between the loss of Ps. 125 million recorded in 2014 and the gain of Ps. 155 million recorded in 2015.
(5)	Reflects the percentage decrease between the gain of Ps. 37 million recorded in 2014 and the loss of Ps. 10 million recorded in 2015.
(6)	Reflects the percentage decrease between the gain of Ps. 155 million recorded in 2015 and the gain of Ps. 147 million recorded in 2016.
(7)	Reflects the percentage increase between the loss of Ps. 10 million recorded in 2015 and the gain of Ps. 15 million recorded in 2016.
(8)	The Health Division was aggregated into the Retail Division, based on the non-significant operation
(9)	The Retail Division comparison was made based on 2015 results as reported last year.

Results from our Operations for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

FEMSA Consolidated

FEMSA’s consolidated total revenues increased 28.2% to Ps. 399,507 million in 2016 compared to Ps. 311,589 million in 2015. Coca-Cola FEMSA’s total revenues increased 16.6% to Ps. 177,718 million, supported by the positive translation effect originated by the appreciation of the Brazilian real and the Colombian peso, despite of the depreciation of the Venezuelan bolivar and the Argentine peso; all as compared to the Mexican peso. The Retail Division’s revenues increased 14.4% to Ps. 137,139 million, driven by the opening of 1,164 net new OXXO stores combined with an average increase of 7.0% in same-store sales. The Health Division’s revenues amounted to Ps. 43,411 million, an increase of 232.6% compared to 2015, driven by the integration of Socofar. The Fuel Division’s revenues increased 54.6% to Ps. 28,616 million in 2016, compared to the ten-month period from March to December of 2015, driven by the addition of 75 total net new stations in the last twelve months, a 7.6% increase in same-store sales.

Consolidated gross profit increased 20.3% to Ps. 148,204 million in 2016 compared to Ps. 123,179 million in 2015. Gross margin decreased 240 basis points to 37.1% of total revenues compared to 2015, reflecting a contraction in Coca-Cola FEMSA’s gross margin and the incorporation and growth of lower margin businesses in FEMSA Comercio.

Consolidated administrative expenses increased 25.8% to Ps. 14,730 million in 2016 compared to Ps. 11,705 million in 2015. As a percentage of total revenues, consolidated administrative expenses decreased 10 basis points, from 3.8% in 2015, compared to 3.7% in 2016.

Consolidated selling expenses increased 25.1% to Ps. 95,547 million in 2016 as compared to Ps. 76,375 million in 2015. As a percentage of total revenues, selling expenses decreased 60 basis points, from 24.5% in 2015 to 23.9% in 2016.

Some of our subsidiaries pay management fees to us in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Other income mainly includes gains on sales of property, plant and equipment. During 2016, other income increased to Ps. 1,157 million from Ps. 423 million in 2015, reflecting recoveries from previous years and the write-off of certain contingencies.

Other expenses mainly includes contingencies associated with prior acquisitions or disposals, as well foreign exchange losses related to operating activities. During 2016, other expenses increased to Ps. 5,909 million from Ps. 2,741 million in 2015.

The term “comprehensive financing result” refers to the combined financial effects of net interest expenses, net financial foreign exchange gains or losses, and net gains or losses on the monetary position of hyperinflationary countries where FEMSA operates. Net financial foreign exchange gains or losses represent the impact of changes in foreign exchange rates on financial assets or liabilities denominated in currencies other than local currencies, and gains or losses resulting from derivative financial instruments. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever occurs first, and the date it is repaid or the end of the period, whichever occurs first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Comprehensive financing result decreased to Ps. 4,619 million from Ps. 7,618 million in 2015, mostly driven by a positive result caused by inflationary effects in Coca-Cola FEMSA’s net monetary positions in Venezuela combined with a foreign exchange gain related to the effect of FEMSA’s U.S. Dollar-denominated cash position, these movements where enough to offset an interest expense increase of 24.0% to Ps. 9,646 million in 2016, compared to Ps. 7,777 million in 2015 resulting from new debt issuance at Coca-Cola FEMSA in connection to the Vonpar acquisition, and the EUR 1,000 million bond issued by FEMSA during the first half of 2016.

Our accounting provision for income taxes in 2016 was Ps. 7,888 million, as compared to Ps. 7,932 million in 2015, resulting in an effective tax rate of 27.6% in 2016, as compared to 31.5% in 2015, slightly under our expected medium-term range of 30%. The lower effective tax rate registered during 2016 is mainly related to Coca-Cola FEMSA driven by certain tax efficiencies, lower effective tax rate in Colombia and ongoing efforts to reduce non-deductible items across our operations.

Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes, increased 7.6% to Ps. 6,507 million in 2016 compared with Ps. 6,045 million in 2015, mainly driven by an increase in FEMSA’s 20% participation in Heineken’s results.

Consolidated net income was Ps. 27,175 million in 2016 compared to Ps. 23,276 million in 2015, resulting from growth in FEMSA’s income before income taxes and share of the profit of associates and joint ventures and an increase in FEMSA’s 20% participation in Heineken’s results. Controlling interest amounted to Ps. 21,140 million in 2016 compared to Ps. 17,683 million in 2015. Controlling interest in 2016 per FEMSA Unit was Ps. 5.91 (US$ 2.87 per ADS).

Coca-Cola FEMSA

The comparability of Coca-Cola FEMSA’s financial and operating performance in 2016 as compared to 2015 was affected by the following factors: (1) its acquisition and integration of Vonpar, (2) translation effects from fluctuations in exchange rates and (3) its results of operations in territories that are considered hyperinflationary economies (currently, its only operation that is considered a hyperinflationary economy is Venezuela). To translate the full-year 2016 results in Venezuela, Coca-Cola FEMSA’s used the DICOM exchange rate of 673.76 bolivars per U.S. dollar, as compared to 198.70 bolivars per U.S. dollar exchange rate used to translate Coca-Cola FEMSA’s 2015 results. The average depreciations to the U.S. dollar of currencies used in Coca-Cola FEMSA’s main operations during 2016, as compared to 2015, were: 17.7% for the Mexican peso, 4.8% for the Brazilian real, 11.4% for the Colombian peso and 59.5% for the Argentine peso. Consolidated results include full-year figures of Coca-Cola FEMSA’s territories and one month figures of Vonpar.

Total Revenues. Coca-Cola FEMSA’s consolidated total revenues increased by 16.6% to Ps.177,718 million in 2016, mainly as a result of the appreciation of the Brazilian real and the Colombian peso relative to the Mexican peso, which was partially offset by the negative translation effect resulting from the use of the DICOM exchange rate to translate the results of our Venezuelan operations and the depreciation of the Argentine peso relative to the Mexican peso. Excluding the effects of currency fluctuations, total revenues would have increased by a smaller amount, driven by the growth of the average price per unit case in most of Coca-Cola FEMSA’s operations and volume growth in Mexico and Central America.

Total sales volume decreased by 3.0% to 3,334.0 million unit cases in 2016 as compared to 2015, as a result of the sales volume contraction in Brazil, Colombia, Argentina and Venezuela discussed below. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of Coca-Cola FEMSA’s operations in Venezuela, total sales volume would have decreased by 0.9% in 2016 as compared to 2015. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 3.4% as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of its operations in Venezuela, sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio would have decreased by 1.0%, mainly as a result of a contraction in Brazil and Colombia, which was partially offset by the positive performance of the Coca-Cola brand in Mexico, Central America and Colombia, and Coca-Cola FEMSA’s flavored sparkling beverage portfolio in Mexico and Central America. Sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 0.6% as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of Coca-Cola FEMSA’s operations in Venezuela, sales volume of Coca-Cola FEMSA’s still beverage portfolio would have grown 2.9% mainly driven by the positive performance of ValleFrut orangeade, Del Valle juice and the Santa Clara dairy business in Mexico and Fuze tea in Central America. Sales volume of bottled water, excluding bulk water, decreased by 1.2% as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of its operations in Venezuela, bottled water, excluding bulk water, would have decreased by 1.1%, driven by a contraction in Brazil and Colombia, which was partially offset by increased volume in Mexico and Argentina. Sales volume of bulk water decreased by 2.0% as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of Coca-Cola FEMSA’s operations in Venezuela, sales volume of bulk water would have decreased by 1.9%, mainly driven by a sales volume contraction of the Brisa and Crystal brand products in Colombia and Brazil, respectively.

Consolidated average price per unit case increased by 19.8% reaching Ps.50.75 in 2016, as compared to Ps.42.34 in 2015, mainly as a result of the appreciation of the Brazilian real and the Colombian peso relative to the Mexican peso, which was partially offset by the negative translation effect resulting from the use of the DICOM exchange rate to translate the results of Coca-Cola FEMSA’s Venezuelan operations and the depreciation of the Argentine peso relative to the Mexican peso. Excluding the effects of currency fluctuations and Coca-Cola FEMSA’s recent acquisition of Vonpar, and the results of Coca-Cola FEMSA’s operations in Venezuela, average price per unit case would have grown 6.8% in 2016, driven by average price per unit case increases above inflation in local currency in most of Coca-Cola FEMSA’s territories.

Gross Profit. Coca-Cola FEMSA’s gross profit increased by 10.6% to Ps.79,662 million in 2016; however, its gross profit margin decreased by 250 basis points to reach 44.8% in 2016, mainly as a result of higher sugar prices, the depreciation of the average exchange rate of the Mexican peso, the Brazilian real, the Colombian peso and the Argentine peso relative to the U.S. dollar as applied to U.S. dollar-denominated raw material costs and an unfavorable currency hedging position in Brazil, which were partially offset by lower PET prices and Coca-Cola FEMSA’s overall currency hedging strategy.

The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to Coca-Cola FEMSA’s production facilities, wages and other labor costs associated with labor force employed at Coca-Cola FEMSA’s production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency, net of applicable taxes. Packaging materials, mainly PET and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Administrative and Selling Expenses. Coca-Cola FEMSA’s administrative and selling expenses as a percentage of total revenues decreased by 50 basis points to 31.2% in 2016 as compared to 2015. Coca-Cola FEMSA’s administrative and selling expenses in absolute terms increased by 14.9% as compared to 2015, mainly as a result of the appreciation of the Brazilian real and the Colombian peso relative to the Mexican peso, the inflationary effect of Coca-Cola FEMSA’s operations in Venezuela, as well as the depreciation of the Mexican peso relative to the U.S. dollar. In local currency, administrative and selling expenses as a percentage of revenues decreased in Brazil and Colombia. In 2016, Coca-Cola FEMSA continued investing in marketing across its territories to support marketplace execution, increase cooler coverage and bolster returnable presentation base.

Other Expenses Net. Coca-Cola FEMSA recorded other expenses net of Ps.3,812 million in 2016 as compared to Ps. 1,748 million in 2015, mainly due to negative currency fluctuation effects in its operations in Venezuela.

Comprehensive financing result, defined above, in 2016 recorded an expense of Ps.6,080 million as compared to an expense of Ps.7,273 million in 2015. This decrease was mainly driven by a gain on the monetary position in Coca-Cola FEMSA’s hyperinflationary operation in Venezuela due to an increase in the balance of accounts payable. This gain was partially offset by a foreign exchange loss resulting from the depreciation of the end-of-period exchange rate of the Mexican peso relative to the U.S. dollar as applied to Coca-Cola FEMSA’s U.S. dollar-denominated debt.

Income Taxes. In 2016, income tax as a percentage of income before taxes was 27.2% as compared to 30.6% in 2015. This lower effective tax rate in 2016 was mainly due to certain tax efficiencies across Coca-Cola FEMSA’s operations, a lower effective tax rate in Colombia and ongoing efforts to reduce non-deductible items across Coca-Cola FEMSA’s operations.

Share of the Profit of Associates and Joint Ventures Accounted for Using the Equity Method, Net of Taxes. In 2016, Coca-Cola FEMSA recorded a gain of Ps.147 million in the share of the profits of associates and joint ventures accounted for using the equity method, net of taxes, representing a decrease of 5.2% as compared to 2015, mainly due to a reduced equity method gain from Coca-Cola FEMSA’s participation in associated companies.

Net Income (Equity holders of the parent). Coca-Cola FEMSA’s net controlling interest income reached Ps.10,070 million in 2016 as compared to Ps.10,235 million in 2015. Basic earnings per share in 2016 were Ps.4.86 (Ps.48.58 per ADS) computed on the basis of the weighted average number of shares outstanding during the period of 2,072.9 million shares outstanding (each ADS represents 10 Series L shares).

FEMSA Comercio

Retail Division

The Retail Division’s total revenues increased 14.4% to Ps. 137,139 million in 2016 compared to Ps. 119,884 million in 2015, primarily as a result of the opening of 1,164 net new OXXO stores during 2016, together with an average increase in same-store sales of 7.0%. As of December 31, 2016, there were a total of 15,225 OXXO stores. As referenced above, OXXO same-store sales increased an average of 7.0% compared to 2015, driven by a 6.8% increase in average customer ticket while store traffic increased 0.2%.

Cost of goods sold increased 13.0% to Ps. 86,149 million in 2016, compared with Ps. 76,235 million in 2015. Gross margin increased 80 basis points to reach 37.2% of total revenues. This increase reflects healthy trends in our commercial income activity and the sustained growth of the services category, including income from financial services.

Administrative expenses increased 17.6% to Ps. 2,924 million in 2016, compared with Ps. 2,487 million in 2015; as a percentage of sales, such expenses reached 2.1%. Selling expenses increased 18.6% to Ps. 36,341 million in 2016 compared with Ps. 30,631 million in 2015; as a percentage of sales, such expenses reached 26.5%. The increase in expenses was driven by i) the electricity tariff pick-up seen during 2016, and ii) our initiative to improve the compensation structure of key store personnel.

Health Division

The Health Division’s total revenues amounted to Ps. 43,411 million compared to Ps. 13,053 million in 2015 driven by the integration of Socofar and 220 net new store openings across territories. As of December 31, 2016, there were a total of 2,120 points of sale in Mexico, Chile and Colombia. The Health Division’s same-store sales increased an average of 22.4% reflecting strong performance and positive foreign exchange translation effects from our South American operations.

Cost of goods sold amounted to Ps. 30,673 million in 2016, compared with Ps. 9,365 million in 2015. Gross margin increased 100 basis points to reach 29.3% of total revenues, reflecting higher structural gross margins at the Socofar operation.

Administrative expenses amounted to Ps. 1,769 million in 2016, compared with Ps. 414 million in 2015; as a percentage of sales, such expenses reached 4.1%. Selling expenses amounted to Ps. 9,365 million in 2016 compared with Ps. 2,682 million in 2015; as a percentage of sales, such expenses reached 21.5%. The increase in operating expenses was driven by the integration of Socofar and the organic expansion across Mexico.

Fuel Division

The Fuel Division’s total revenues increased 54.6% to Ps. 28,616 million in 2016 compared to Ps. 18,510 million in the ten-month period from March to December 2015. Same-station sales increased an average of 7.6% compared to the comparable period in 2015, driven by a 6.9% increase in average volume and a slight increase of 0.7% in average price per liter.

Cost of goods sold increased 54.3% to Ps. 26,368 million in 2016, compared with Ps. 17,090 million in 2015. Gross margin increased 20 basis points to reach 7.9% of total revenues. This increase reflects the benefit of price increases as well as higher operating leverage.

Administrative expenses increased 44.3% to Ps. 127 million in 2016, compared with Ps. 88 million in the comparable period of 2015; as a percentage of sales, they reached 0.4%. Selling expenses increased 65.9% to Ps. 1,865 million in 2016 compared with Ps. 1,124 million in the comparable period of 2015; as a percentage of sales, they reached 6.6%.

Results from our Operations for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

FEMSA Consolidated

FEMSA’s consolidated total revenues increased 18.3% to Ps. 311,589 million in 2015 compared to Ps. 263,449 million in 2014. Coca-Cola FEMSA’s total revenues increased 3.4% to Ps. 152,360 million, driven by the local currency average price per unit case growth in all of their operations and volume growth in Mexico, Central America, Colombia and Argentina. The Retail Division’s revenues increased 21.2% to Ps. 132,891 million, driven by the integration of Socofar and the opening of 1,208 net new OXXO stores combined with an average increase of 6.9% in same-store sales. The Fuel Division’s revenues amounted to Ps. 18,510 million in 2015.

Consolidated gross profit increased 11.8% to Ps. 123,179 million in 2015 compared to Ps. 110,171 million in 2014. Gross margin decreased 230 basis points to 39.5% of consolidated total revenues compared to 2014, reflecting the creation of the Fuel Division, which has a lower margin than the rest of FEMSA’s business units, and a margin contraction at the Retail Division driven by the integration of Socofar.

Consolidated administrative expenses increased 14.3% to Ps. 11,705 million in 2015 compared to Ps. 10,244 million in 2014, driven by higher expenses related to the integration of Socofar into the Retail Division. As a percentage of total revenues, consolidated administrative expenses decreased 10 basis points, from 3.9% in 2014 to 3.8% in 2015.

Consolidated selling expenses increased 10.7% to Ps. 76,375 million in 2015 as compared to Ps. 69,016 million in 2014, mainly driven by incremental expenses at the Retail Division, in particular the integration of Socofar into the Retail Division’s business. As a percentage of total revenues, selling expenses decreased 160 basis points, from 26.1% in 2014 to 24.5% in 2015.

Some of our subsidiaries pay management fees to us in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Other income mainly includes gains on sales of property, plant and equipment. During 2015, other income decreased to Ps. 423 million from Ps. 1,098 million in 2014, reflecting a difficult comparable base in 2014, when we registered the write-off of certain contingencies.

Other expenses mainly include disposal and impairment of long-lived assets, contingencies, as well as their subsequent interest and penalties, severance payments derived from restructuring programs and donations. During 2015, other expenses increased to Ps. 2,741 million from Ps. 1,277 million in 2014 driven by operative currency fluctuation effects at Coca-Cola FEMSA and, to a lesser extent, by incremental disposals of certain fixed assets at the Retail Division.

Comprehensive financing result, defined above, increased to Ps. 7,618 million from Ps. 6,988 million in 2014, driven by an interest expense of Ps. 7,777 million in 2015 compared to Ps. 6,701 million in 2014, resulting mainly from higher interest expenses at Coca-Cola FEMSA Brazil following the reset of terms of certain cross-currency swaps related to the acquisitions of Spaipa and Companhia Fluminense in 2013.

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

Coca-Cola FEMSA

The comparability of Coca-Cola FEMSA’s financial and operating performance in 2015 as compared to 2014 was affected by the following factors: (1) translation effects from fluctuations in exchange rates and (2) Coca-Cola FEMSA’s results of operations in territories that are considered hyperinflationary economies (currently, Coca-Cola FEMSA’s only operation that is considered a hyperinflationary economy is Venezuela). To translate the full-year 2015 results of Venezuela, we used the SIMADI exchange rate of 198.70 bolivars per U.S. dollar, as compared to 49.99 bolivars per U.S. dollar used to translate our 2014 results. In addition, the average depreciations to the U.S. dollar of currencies used in Coca-Cola FEMSA’s main operations during 2015, as compared to 2014, were: 41.6% for the Brazilian real, 37.0% for the Colombian peso, 19.2% for the Mexican peso and 14.1% for the Argentine peso.

Total Revenues. Coca-Cola FEMSA’s consolidated total revenues increased 3.4% to Ps.152,360 million in 2015 despite the negative translation effect resulting from using the SIMADI exchange rate to translate the results of Coca-Cola FEMSA’s Venezuelan operations and the depreciation of the Brazilian real, the Colombian peso, the Mexican peso and the Argentine peso. Excluding the effect of currency fluctuations, total revenues would have increased by a larger amount, driven by the growth of the average price per unit case in all of Coca-Cola FEMSA’s operations and volume growth in Mexico, Central America, Colombia and Argentina.

Total sales volume increased 0.5% to 3,435.6 million unit cases in 2015, as compared to 2014. Excluding the results of Coca-Cola FEMSA’s Venezuelan operations, total volume would have grown 0.7% in 2015, as compared to 2014. Coca-Cola FEMSA’s sparkling beverage portfolio grew 0.5% as compared to 2014. Excluding the effect of Coca-Cola FEMSA’s Venezuelan operations, the sparkling beverage portfolio would have grown 0.7% as a result of positive performance of the Coca-Cola brand in Mexico, Colombia and Central America, and Coca-Cola FEMSA’s flavored sparkling beverage portfolio in Mexico, Colombia, Argentina and Central America. The still beverage category grew 4.9% as compared to 2014. Excluding the effect of Coca-Cola FEMSA’s Venezuelan operations, the still beverage category would have grown 6.5% driven by the positive performance of Jugos del Valle juice in Colombia, Mexico and Central America; ValleFrut orangeade in Mexico and Brazil; the Powerade brand across most of Coca-Cola FEMSA’s territories and the Santa Clara dairy business in Mexico. Bottled water, excluding bulk water, grew 2.3% as compared to 2014. Excluding the effect of Coca-Cola FEMSA’s Venezuelan operations, bottled water, excluding bulk water, would have grown 1.8%, driven by growth in Colombia, Argentina, Brazil and Central America. Bulk water decreased 2.9% as compared to 2014, mainly driven by a contraction of the Ciel brand in Mexico.

Consolidated average price per unit case grew 3.5% reaching Ps.42.34 in 2015, as compared to Ps.40.92 in 2014, despite the negative translation effect resulting from using the SIMADI exchange rate to translate the results of Coca-Cola FEMSA’s Venezuelan operations and the depreciation of the Brazilian real, the Colombian peso and the Argentine peso. Excluding the effect of currency fluctuations and Coca-Cola FEMSA’s Venezuelan operations, average price per unit case would have grown 8.8% in 2015, driven by average price per unit case increases in local currency in each of our operations.

Gross Profit. Coca-Cola FEMSA’s gross profit increased 5.3% to Ps.72,030 million in 2015, with a gross profit margin expansion of 90 basis points. In local currency, the benefit of lower sweetener and PET prices, in combination with Coca-Cola FEMSA’s currency hedging strategy, was partially offset by the depreciation of the average exchange rate of the Brazilian real, the Colombian peso, the Mexican peso and the Argentine peso as applied to U.S. dollar-denominated raw material costs.

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

Administrative and Selling Expenses. Coca-Cola FEMSA’s administrative and selling expenses as a percentage of total revenues decreased 10 basis points to 31.7% in 2015 as compared to 2014. Coca-Cola FEMSA’s administrative and selling expenses in absolute terms increased 3.1% as compared to 2014, mainly as a result of the depreciation of the Mexican peso relative to the U.S. dollar. In local currency, operating expenses as a percentage of revenues decreased in Mexico, Venezuela and Argentina. In 2015, Coca-Cola FEMSA continued investing across its territories to support marketplace execution, increase cooler coverage and bolster returnable presentation base.

Other Expenses Net. Coca-Cola FEMSA recorded other expenses net of Ps.1,748 million in 2015, mainly due to certain restructuring charges and the negative operating currency fluctuation effects across its territories.

Comprehensive financing result, as defined above, in 2015 recorded an expense of Ps.7,273 million as compared to an expense of Ps.6,422 million in 2014. This increase was mainly driven by a foreign exchange loss as a result of the depreciation of the end-of-period exchange rate of the Mexican peso during the year, as applied to Coca-Cola FEMSA’s U.S. dollar-denominated net debt position.

Income Taxes. In 2015, income tax as a percentage of income before taxes was 30.6% as compared to 26.0% in 2014. The lower effective tax rate registered in 2014 was mainly related to a one-time benefit resulting from the settlement of certain contingent tax liabilities under the tax amnesty program offered by the Brazilian tax authorities, which was not repeated in 2015.

Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes. In 2015, Coca-Cola FEMSA reported a gain of Ps.155 million in the share of the profits of associates and joint ventures line, mainly due to an equity method gain from its participation in associated companies and in KOF Philippines.

Net Income (Equity holders of the parent). Coca-Cola FEMSA’s net controlling interest income reached Ps.10,235 million in 2015 as compared to Ps.10,542 million in 2014. Earnings per share in 2015 were Ps.4.94 (Ps.49.37 per ADS) computed on the basis of the weighted average number of shares outstanding during the period of 2,072.9 million shares outstanding (each ADS represents 10 Series L shares).

FEMSA Comercio

Retail Division

For comparison purposes the Retail Division is reported as disclosed in 2015. Accordingly, the below figures include the Health Division’s results in 2015 and 2014.

The Retail Division’s total revenues increased 21.2% to Ps. 132,891 million in 2015 compared to Ps. 109,624 million in 2014, primarily as a result of the opening of 1,208 net new OXXO stores during 2015, together with an average increase in same-store sales of 6.9%, as well as the additional revenues from the acquisitions of Socofar and Farmacias Farmacon drugstores in Chile and Mexico, respectively. As of December 31, 2015, there were a total of 14,061 OXXO stores. As referenced above, the Retail Division’s same-store sales increased an average of 6.9% compared to 2014, driven by a 5.1% increase in average customer ticket while store traffic increased 1.7%.

Cost of goods sold increased 21.9% to Ps. 85,600 million in 2015, compared with Ps. 70,238 million in 2014. Gross margin contracted 30 basis points to reach 35.6% of total revenues. This decrease was mainly driven by the integration of the Farmacias Farmacon and Socofar drugstores, both of which have lower gross margins than the OXXO operations.

Administrative expenses increased 40.5% to Ps. 2,868 million in 2015, compared with Ps. 2,042 million in 2014, reaching 2.2% of sales. Selling expenses increased 16.9% to Ps. 33,305 million in 2015 compared with Ps. 28,492 million in 2014. The increase in operating expenses was driven by (i) expenses related to the incorporation of the Socofar and Farmacias Farmacon drugstore operations, (ii) the strong growth in openings of new stores across formats and (iii) the strengthening of FEMSA Comercio’ s business and organizational structure in preparation for the growth of new operations, particularly drugstores.

Health Division

As indicated above, the results of the Health Division were included in the Retail Division in 2015 and 2014 for comparison purposes.

The operations that comprise the Health Division segment were separated in 2016. For 2015, FEMSA Comercio’s results were restated to reflect the aforementioned separation. As such, no results of operation are available for this segment for periods prior to 2015.

The Health Division’s total revenues amounted to Ps. 13,053 million in 2015. Cost of goods sold reached Ps. 9,365 million in 2015 and administrative expenses amounted to Ps. 414 million in 2015. Selling expenses reached Ps. 2,682 million in 2015.

Fuel Division

The operations that comprise the Fuel Division were integrated in 2015. As such, no results of operation are available for this segment for periods prior to 2015.

The Fuel Division’s total revenues amounted to Ps. 18,510 million in 2015. Cost of goods sold reached Ps. 17,090 million in 2015 and administrative expenses amounted to Ps. 88 million in 2015. Selling expenses reached Ps. 1,124 million in 2015.

Liquidity and Capital Resources

Liquidity

Each of our sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2016, 64% of our outstanding consolidated total indebtedness was at the level of our sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Anticipating liquidity needs for general corporate purposes, in May 2013 we issued US$ 300 million aggregate principal amount of 2.875% Senior Notes due 2023 and US$ 700 million aggregate principal amount of 4.375% Senior Notes due 2043. In March 2016, we issued EUR 1,000 million aggregate principal amount of 1.750% fixed rate Senior Notes due 2023 with a total yield of 1.824%.

In May 2013, Coca-Cola FEMSA issued Ps. 7,500 million aggregate principal amount of 10-year fixed rate Mexican peso-denominated bonds (certificados bursatiles) bearing a 5.46% coupon and in April 2011, Coca-Cola FEMSA issued Ps. 2,500 million of 10-year fixed rate certificados bursatiles bearing an 8.27% coupon.

In addition, in November 2013 and January 2014, Coca-Cola FEMSA issued US$ 1.0 billion aggregate principal amount of 2.375% Senior Notes due 2018, US$ 750 million aggregate principal amount of 3.875% Senior Notes due 2023 and US$ 400 million aggregate principal amount of 5.250% Senior Notes due 2043. Also in January 2014, Coca-Cola FEMSA issued US$ 150 million aggregate principal amount of 3.875% Senior Notes due 2023 and US$ 200 million in aggregate principal amount of 5.250% Senior Notes due 2043. In February 2010, Coca-Cola FEMSA issued US$ 500 million aggregate amount of 4.625% Senior Notes due 2020. In December 2016, as part of the purchase price paid for our acquisition of Vonpar, Coca-Cola FEMSA issued and delivered a three-year promissory note to the sellers for a total amount of 1,090 million Brazilian reais (approximately Ps.7,022 million as of December 31, 2016). The promissory note bears interest at an annual rate of 0.375%, and is denominated and payable in Brazilian reais. The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

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

The following is a summary of the principal sources and uses of cash for the years ended December 31, 2016, 2015 and 2014, from our consolidated statement of cash flows:

Principal Sources and Uses of Cash

Years ended December 31, 2016, 2015 and 2014

(in millions of Mexican pesos)

	2016		2015		2014
Net cash flows provided by operating activities	Ps.	50,131	Ps.	36,742	Ps.	37,364
Net cash flows used in investing activities		(38,645)		(28,359)		(15,608)
Net cash flows provided (used in) by financing activities		1,297		(13,741)		(9,288)
Dividends paid		(12,045)		(10,701)		(3,152)

Principal Sources and Uses of Cash for the Year ended December 31, 2016 Compared to the Year Ended December 31, 2015

Our net cash generated by operating activities was Ps. 50,131 million for the year ended December 31, 2016 compared to Ps. 36,742 million generated by operating activities for the year ended December 31, 2015, an increase of Ps. 13,389 million. This increase was the result of:

i.	An improvement of Ps. 2,490 million due to collection of trade receivables compared to last year, which was partially offset by greater stock inventory of Ps. 606 million and Ps. 311 due to a lower cash flow hedging effect of our commodities, compared to last year;

ii.	An increase in the amount of Ps. 8,538 million due to lower suppliers payments compared to last year; and

iii.	An increase in cash provided by other current financial liabilities in the amount of Ps. 3,212 million.

Our net cash used in investing activities was Ps. 38,645 million for the year ended December 31, 2016 compared to Ps. 28,359 million for the year ended December 31, 2015, an increase of Ps. 10,286 million. This was primarily the result of:

i.	An increase in acquisition-related costs in the amount of Ps. 6,308 million, given by Coca-Cola FEMSA and our other business acquisitions,

ii.	An increase in acquisition cost of property, plant and equipment and intangible assets of Ps. 1,598 and 1,338, respectively; due to the expansion plan of our businesses compared to last year.

Our net cash generated by financing activities was Ps. 1,297 million for the year ended December 31, 2016 compared to Ps. 13,741 million used in financing activities for the year ended December 31, 2015, an increase of Ps. 15,038 million. This increase was primarily due to:

i.	A change of Ps. 10,062 which increased our cash flow due to lower payments of bank loans in 2016 of Ps. 5,458 million as compared to Ps. 15,520 million in 2015;

ii.	A change of Ps. 18,207 million which increased our cash flow mainly due to the senior unsecured notes in the amount of EUR 1,000 issued in March 2016; and

iii.	All these changes were partially offset by a net increase by derivative financial instruments of Ps. 11,816 million due to the acquisition of new cross-currency swaps and an increase in dividend payments of Ps. 1,344 compared to last year.

Principal Sources and Uses of Cash for the Year ended December 31, 2015 Compared to the Year Ended December 31, 2014

Our net cash generated by operating activities was Ps. 36,742 million for the year ended December 31, 2015 compared to Ps. 37,364 million generated by operating activities for the year ended December 31, 2014, a decrease of Ps. 622 million. This decrease was the result of:

i.	A decrease in the cash provided by the changes in other current financial assets of Ps. 1,418 million due to restricted cash payments compared to last year, which was partially offset by a net increase in cash provided by accounts receivable and other current assets of Ps. 583 million compared to last year;

ii.	An increase in the amount of cash provided because of the changes in other long-term liabilities of Ps. 3,130 million due to a decrease in contingencies payments over the prior year, which was offset by a decrease in cash provided of Ps. 3,208 because of the changes in inventories; and

iii.	A decrease in cash provided by changes in suppliers and other accounts payable and other current financial liabilities of Ps. 2,717 million, besides there was a decrease in cash provided in income taxes paid of Ps. 2,833 million due to the increase of taxable income over the prior year, which were offset by an increase of Ps. 5,611 million in our cash flow from operating activities before changes in operating accounts due to our increased sales on a cash basis.

Our net cash used in investing activities was Ps. 28,359 million for the year ended December 31, 2015 compared to Ps. 15,608 million for the year ended December 31, 2014, an increase of Ps. 12,751 million. This was primarily the result of:

i.	An increase in acquisition-related costs in the amount of Ps. 12,711 million, given by FEMSA Comercio and our other business acquisitions.

Our net cash used in financing activities was Ps. 13,741 million for the year ended December 31, 2015 compared to Ps. 9,288 million generated by financing activities for the year ended December 31, 2014, an increase of Ps. 4,453 million. This increase was primarily due to:

i.	Higher payments of bank loans in 2015 of Ps. 15,520 million as compared to Ps. 5,721 million in 2014, offset by proceeds from bank borrowings of Ps. 8,442 million in 2015 compared to Ps. 5,354 million in 2014;

ii.	Higher dividend payments of Ps. 10,701 million compared to Ps. 3,152 million in 2014, finally; and

iii.	All these payments were partially offset by a net increase in cash provided by derivative financial instruments of Ps. 10,612 million due to the liquidation of cross-currency swaps.

Consolidated Total Indebtedness

Our consolidated total indebtedness as of December 31, 2016, was Ps. 139,248 million compared to Ps. 91,864 million in 2015 and Ps. 84,488 million as of December 31, 2014. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 7,281 million and Ps. 131,967 million, respectively, as of December 31, 2016, as compared to Ps. 5,895 million and Ps. 85,969 million, respectively, as of December 31, 2015, and Ps. 1,553 million and Ps. 82,935 million, respectively, as of December 31, 2014,. Cash and cash equivalents were Ps. 43,637 million as of December 31, 2016, as compared to Ps. 29,396 million as of December 31, 2015, and Ps. 35,497 million as of December 31, 2014.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2016.

	Maturity
	Less than 1 year		1 - 3 years			3 - 5 years		In excess of 5 years		Total
	(in millions of Mexican pesos)
Long-Term Debt
Mexican pesos	Ps.	3,245	Ps.	—		Ps.	2,497	Ps.	7,494	Ps.	13,236
Brazilian reais		775		8,232	(5)		487		160		9,654
Colombian pesos		793		1,171			—		—		1,964
U.S. dollars		—		20,625			14,515		51,026		86,166
Argentine pesos		40		—			—		—		40
Euro		—		—			—		21,627		21,627
Chilean pesos		484		1,157			1,777		1,097		4,514
Capital Leases
U.S. dollars		7		11			2		—		20
Chilean pesos		25		48			41		—		114

	Maturity
	Less than 1 year	1 - 3 years	3 - 5 years	In excess of 5 years	Total
	(in millions of Mexican pesos)
Interest payments(1)
Mexican pesos	738	1,231	1,079	558	3,606
Brazilian reais	139	268	189	206	802
Colombian pesos	164	102	—	—	266
U.S. dollars	3,215	5,889	4,493	29,062	42,659
Argentine pesos	52	—	—	—	52
Chilean pesos	180	332	264	100	876
Euro	378	757	757	462	2,354
Interest Rate Swaps and Cross-Currency Swaps (2)
Mexican pesos	3,550	6,298	3,842	17,611	31,301
Brazilian reais	6,134	7,056	1,724	50	14,964
Colombian pesos	64	87	—	—	151
U.S. dollars	574	(70)	682	16,110	17,296
Argentine pesos	53	—	—	—	53
Chilean pesos	299	568	448	164	1,479
Euro	380	760	760	464	2,364
Operating leases
Mexican pesos	4,130	9,138	8,362	28,560	50,190
U.S. dollars	363	725	528	468	2,084
Others	1,424	2,307	1,802	2,887	8,420
Commodity price contracts
Sugar(3)	572	—	—	—	572
Aluminum(3)	74	—	—	—	74
Expected benefits to be paid for pension and retirement plans, seniority premiums, post-retirement medical services and post-employment	534	783	947	2,397	4,661
Other long-term liabilities(4)	—	—	—	25,947	25,947

(1)	Interest was calculated using long-term debt as of and interest rate amounts in effect on December 31, 2016 without considering interest rate swap agreements. The debt and applicable interest rates in effect are shown in Note 18 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 20.6170 per US$ 1.00, the exchange rate quoted to us by Banco de México for the settlement of obligations in foreign currencies on December 31, 2016.
(2)	Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the rates giving effect to interest rate swaps and cross-currency swaps applied to long-term debt as of December 31, 2016, and the market value of the unhedged cross-currency swaps (the amount of debt used in the calculation of the interest was obtained by converting only the units of investment debt for the related cross-currency swap, and it also includes the effect of related interest rate swaps).
(3)	Reflects the notional amount of the futures and forward contracts used to hedge sugar and aluminum cost with a fair value liability of Ps. 375 million; see Note 20.6 to our audited consolidated financial statements.
(4)	Other long-term liabilities include provisions and others, but not deferred taxes. Other long-term liabilities additionally reflect those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.
(5)	A portion of our debt denominated in Brazilian reais consists of a promissory note for 1,090 million Brazilian reais (approximately Ps.7,022 million). This promissory note is denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

As of December 31, 2016, Ps. 7,281 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).

As of December 31, 2016, our consolidated average cost of borrowing, after giving effect to the cross-currency and interest rate swaps, was approximately 8.6% (the total amount of debt used in the calculation of this percentage was obtained by converting only the units of investment debt for the related cross-currency swap, and it also includes the effect of related interest rate swaps). As of December 31, 2015, our consolidated average cost of borrowing, after giving effect to the cross-currency swaps, was 7.5%. As of December 31, 2016, after giving effect to cross-currency swaps, approximately 36.4% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 1.6% in U.S. dollars, 2.0% in Colombian pesos, 0.5% in Argentine pesos, 39.3% in Brazilian reais, 3.8% in Chilean pesos and the remaining 16.4% in Euros.

Overview of Debt Instruments

The following table shows the allocations of total debt of our company as of December 31, 2016:

	Total Debt Profile of the Company
	FEMSA and Others		Coca-Cola FEMSA		FEMSA Comercio		Total Debt
	(in millions of Mexican pesos)
Short-term Debt
U.S. dollars:
Bank loans		—		206		—		206
Argentine pesos:
Notes Payable	Ps.	—	Ps.	644	Ps.	—	Ps.	644
Colombian pesos:
Bank loans		—		723		1		724
Chilean pesos:
Bank loans		—		—		338		338
Long-term Debt(1)
Mexican pesos:
Units of Investment (UDIs)		3,245		—		—		3,245
Domestic Senior notes		—		9,991		—		9,991
Euros:
Senior unsecured notes		21,627		—		—		21,627
U.S. dollars:
Senior Notes		20,246		65,921		21		86,188
Brazilian reais:
Bank loans		234		2,372		—		2,606
Note payable		—		7,048		—		7,048
Colombian pesos:
Bank loans		—		1,964		—		1,964
Argentine pesos:
Bank loans		—		40		—		40
Chilean pesos:
Bank loans		4,350		—		163		4,513
Capital leases		—		—		114		114
Total Debt	Ps.	49,702	Ps.	88,909	Ps.	637	Ps.	139,248
Average Cost (2)
Mexican pesos		6.8%		7.6%		—		7.4%
U.S. dollars		—		5.2%		—		5.2%
Euro		1.8%		—		—		1.8%
Brazilian reais		4.8%		12.7%		—		12.6%
Argentine pesos		—		31.7%		—		31.7%
Colombian pesos		—		9.5%		2.1%		9.5%
Chilean pesos		6.4%		—		4.9%		6.4%
Total		4.1%		10.7%		4.9%		8.6%

(1)	Includes the Ps. 5,369 million current portion of long-term debt.
(2)	Includes the effect of cross currency and interest rate swaps (the total amount of the debt used in the calculation of this percentage considers converting only the units of investments debt for the related cross-currency swap, and it also includes the effect of related interest rate swaps). Average cost is determined based on interest rates as of December 31, 2016.

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

Summary of Debt

The following is a summary of our indebtedness by sub-holding company and for FEMSA as of December 31, 2016:

Coca-Cola FEMSA

•

Coca-Cola FEMSA’s total indebtedness was Ps. 88,909 million as of December 31, 2016, as compared to Ps. 66,730 million as of December 31, 2015. Short-term debt and long-term debt were Ps. 3,052 million and Ps. 85,857 million, respectively, as of December 31, 2016, as compared to Ps. 3,470 million and Ps. 63,260 million, respectively, as of December 31, 2015. Total debt increased Ps. 22,179 million in 2016, compared to year end 2015. As of December 31, 2016, Coca-Cola FEMSA’s cash and cash equivalents were Ps. 10,476 million, as compared to Ps. 15,989 million as of December 31, 2015. Coca-Cola FEMSA had cash outflows in 2016 mainly resulting from dividend payments and the payment in cash for Coca-Cola FEMSA’s acquisition of Vonpar. As of December 31, 2016, Coca-Cola FEMSA’s cash and cash equivalents were comprised of 28.5% U.S. dollars, 14.3% Mexican pesos, 30.3% Brazilian reais, 15.1% Venezuelan bolivars, 6.3% Argentine pesos, 3.2% Colombian pesos, 1.2% Costa Rican colones and 1.1% other legal currencies. We believe that these funds, in addition to the cash generated by Coca-Cola FEMSA’s operations, are sufficient to meet Coca-Cola FEMSA’s operating requirements.

•

Any further changes in the Venezuelan exchange control regime, and future currency devaluations or the imposition of exchange controls in any of the countries where Coca-Cola FEMSA has operations could have an adverse effect on Coca-Cola FEMSA’s financial position and liquidity.

•

As part of Coca-Cola FEMSA’s financing policy, Coca-Cola FEMSA expects to continue to finance its liquidity needs mainly with cash flows from its operating activities. Nonetheless, as a result of regulations in certain countries where Coca-Cola FEMSA operates, it may not be beneficial or, as in the case of exchange controls in Venezuela, practicable for Coca-Cola FEMSA to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls like those in Venezuela may also increase the real price of remitting cash to fund debt requirements in other countries. In the event that cash in these countries is not sufficient to fund future working capital requirements and capital expenditures, Coca-Cola FEMSA may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In addition, Coca-Cola FEMSA’s liquidity in Venezuela could be affected by changes in the rules applicable to exchange rates as well as other regulations, such as exchange controls. In the future Coca-Cola FEMSA may finance its working capital and capital expenditure needs with short-term or other borrowings.

•

Coca-Cola FEMSA continuously evaluates opportunities to pursue acquisitions or engage in strategic transactions. Coca-Cola FEMSA would expect to finance any significant future transactions with a combination of any of cash, long-term indebtedness and the issuance of shares of its company.

FEMSA Comercio

•

As of December 31, 2016, the Retail Division had total outstanding debt of Ps. 637 million. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 339 million and Ps. 298 million, respectively. As of December 31, 2016, cash and cash equivalents were Ps. 6,977 million.

FEMSA and other businesses

•

As of December 31, 2016, FEMSA and other businesses had total outstanding debt of Ps. 49,702 million, which is composed of Ps. 3,245 million of unidades de inversión (inflation indexed units, or UDIs), which mature in November 2017, Ps. 4,584 million of bank debt (of which Ps. 234 million is held by our logistics services subsidiary and Ps. 4,350 million is held by our holding company) in other legal currencies, Ps. 6,117 million of Senior Notes due 2023, Ps. 14,128 million of Senior Notes due 2043 and Ps. 21,627 million of Senior Unsecured Notes due 2023 that we issued in March 2016. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.” FEMSA and other businesses’ average cost of debt, after giving effect to interest rate swaps and cross-currency swaps, as of December 31, 2016, was 6.8% in Mexican pesos (the amount of debt used in the calculation of this percentage was obtained by converting only the units of investments debt for the related cross-currency swap, and it also includes the effect of related interest rate swaps).

Contingencies

We have various loss contingencies, for which reserves have been recorded in those cases where we believe an unfavorable resolution is probable and can be reasonably quantified. See “Item 8. Financial Information—Legal Proceedings.” Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.

The following table presents the nature and amount of loss contingencies recorded as of December 31, 2016:

	Loss Contingencies As of December 31, 2016 (in millions of Mexican pesos)
Taxes, primarily indirect taxes	Ps.	11,065
Legal		2,785
Labor		2,578
Total	Ps.	16,428

As is customary in Brazil, we have been asked by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 8,093 million, Ps. 3,569 million and Ps. 3,026 million as of December 31, 2016, 2015 and 2014, respectively, by pledging fixed assets or providing bank guarantees.

We have other contingencies that, based on a legal assessment of their risk of loss, have been classified by our legal counsel as more than remote but less than probable. These contingencies have a financial impact that is disclosed as loss contingencies in the notes of the audited consolidated financial statements. These contingencies, or our assessment of them, may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of December 31, 2016, the aggregate amount of such contingencies for which we had not recorded a reserve was Ps. 53,045 million.

Capital Expenditures

For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures reached Ps. 22,155 million in 2016 compared to Ps. 18,885 million in 2015, an increase of 17%. This was driven by additional investments at FEMSA Comercio, mainly related to the opening of new stores, drugstores, and retail service stations. The principal components of our capital expenditures have been investments in equipment, market-related investments, investments in production capacity and distribution network expansion at Coca-Cola FEMSA and expansion of the Retail Division, the Health Division and the Fuel Division, as mentioned above. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2017

Our capital expenditure budget for 2017 is expected to be US$ 1,283 (Ps. 28,752) million. The following discussion is based on each of our sub-holding companies’ internal budgets. The capital expenditure plan for 2017 is subject to change based on market and other conditions and the subsidiaries’ results and financial resources.

Coca-Cola FEMSA has budgeted approximately US$ 717 million for its capital expenditures in 2017, including its operations in the Philippines. Coca-Cola FEMSA’s capital expenditures in 2017 are primarily intended for:

•	investments in production capacity;

•	market investments;

•	returnable bottles and cases;

•	improvements throughout our distribution network; and

•	investments in information technology.

Coca-Cola FEMSA estimates that of its projected capital expenditures for 2017, approximately 30.0% will be for its Mexican territories and the remaining will be for its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budgeted capital expenditure for 2017. Coca-Cola FEMSA’s capital expenditure plan for 2017 may change based on market and other conditions, our results and financial resources.

The Retail Division’s capital expenditures budget in 2017 is expected to total US$ 391 million, and will be allocated to the opening of new OXXO stores and to a lesser extent to the refurbishing of existing OXXO stores. In addition, investments are planned in FEMSA Comercio’s IT, ERP software updates and transportation equipment.

The Health Division’s capital expenditures budget in 2017 is expected to total US$ 57million, and will be allocated to the opening of new drugstores and, to a lesser extent, to the refurbishing of existing stores. In addition, investments are planned in warehouses, IT hardware and ERP software updates.

The Fuel Division’s capital expenditures budget in 2017 is expected to total US$ 43 million, and will be allocated to the opening of new service stations, the change of our existing brand to a fresh image and, to a lesser extent, to the refurbishing of existing OXXO GAS service stations.

Hedging Activities

Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative financial instruments as of December 31, 2016. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

	Fair Value At December 31, 2016
	Maturity less than 1 year		Maturity 1 - 3 years		Maturity 3 - 5 years		Maturity in excess of 5 years		Fair Value Asset
	(in millions of Mexican pesos)
Derivative financial instruments position	Ps.	1,655	Ps.	(1,418)	Ps.	(231)	Ps.	9,970	Ps.	9,977

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our board of directors was elected at the AGM held on March 16, 2017, and currently comprises 20 directors and 14 alternate directors. The following table sets forth the current members of our board of directors:

Series B Directors

José Antonio Fernández Carbajal(1) (2) Executive Chairman of the Board	Born:	February 1954
	First elected (Chairman):	2001
	First elected (Director):	1984
	Term expires:	2018
	Principal occupation:	Executive Chairman of the board of directors of FEMSA

	Other directorships:	Chairman of the boards of directors of Coca-Cola FEMSA, Fundación FEMSA A.C., and Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM); Chairman Emeritus of the US Mexico Foundation; member of the board of directors of Heineken Holding, N.V., and vice-chairman of the supervisory board; chairman of the Americas committee and member of the preparatory committee and selection appointment committee of Heineken, N.V.; member of the board of directors of Industrias Peñoles, S.A.B. de C.V. (Peñoles), Grupo Televisa, S.A.B. de C.V. (Televisa) and Co-chairman of the advisory board of Woodrow Wilson Center, Mexico Institute
	Business experience:	Joined FEMSA’s strategic planning department in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991, and Chief Executive Officer in 1995, a position he held until December 31, 2013. On January 1, 2014, he was appointed Executive Chairman of our board of directors
	Education:	Holds an industrial engineering degree and an MBA from ITESM
	Alternate director:	Federico Reyes García

Javier Gerardo Astaburuaga Sanjines Director	Born:	July 1959
	First elected:	2006
	Term expires:	2018
	Principal occupation:	Vice-President of Corporate Development of FEMSA
	Other directorships:	Member of the board of directors of Coca-Cola FEMSA and Heineken N.V. Member of the audit committee of Heineken N.V., finances and investments committee of ITESM and of the investments committee of Grupo Acosta Verde
	Business experience:	Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance, held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer, and for two years was FEMSA Cerveza’s Director of Sales for the north region of Mexico until 2003, in which year he was appointed FEMSA Cerveza’s Co-Chief Executive Officer; held the position of Chief Financial and Corporate Officer of FEMSA from 2006-2015
	Education:	Holds a degree in accounting from ITESM and is licensed as a Certified Public Accountant, or CPA

Mariana Garza Lagüera Gonda(3) Director	Born:	April 1970
	First elected:	1998
	Term expires:	2018
	Principal occupation:	Private investor

	Other directorships:	Alternate member of the board of directors of Coca-Cola FEMSA; member of the boards of directors of ITESM, Museo de Historia Mexicana, Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliario la Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V., Controladora Pentafem, S.A.P.I. de C.V. and Monte Serena, S.A. de C.V.
	Education:	Holds an industrial engineering degree from ITESM and a Master of International Management from the Thunderbird American Graduate School of International Management
	Alternate director:	Paulina Garza Lagüera Gonda(3)

Eva María Garza Lagüera Gonda(1)(3) Director	Born:	April 1958
	First elected:	1999
	Term expires:	2018
	Principal occupation:	Private investor
	Other directorships:	Alternate member of the board of directors of Coca-Cola FEMSA; member of the boards of directors of ITESM, Premio Eugenio Garza Sada, Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliario la Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V. and Controladora Pentafem, S.A.P.I. de C.V. Co-Founder and former President of Alternativas Pacíficas A.C.
	Education:	Holds a communications degree from ITESM
	Alternate director:	Othón Páez Garza

José Fernando Calderón Rojas(4) Director	Born:	July 1954
	First elected:	1984
	Term expires:	2018
	Principal occupation:	Chief Executive Officer and chairman of the boards of directors of Franca Servicios, S.A. de C.V., Servicios Administrativos de Monterrey, S.A. de C.V., Regio Franca, S.A. de C.V., and Franca Industrias, S.A. de C.V.
	Other directorships:	Member of the boards of directors of Alfa, S.A.B. de C.V. (Alfa), and member of the regional consulting board of BBVA Bancomer, S.A., (BBVA) and member of the audit and corporate practices committees of Alfa; member of Fundación UANL, A.C.; founder of Centro Integral Down A.C.; President of Patronato del Museo del Obispado A.C. and member of the external advisory board of Facultad de Derecho y Criminología of the Universidad Autónoma de Nuevo León (UANL)
	Education:	Holds a law degree from UANL, completed specialization studies in tax at UANL and various courses in business administration by ITESM
	Alternate director:	Francisco José Calderón Rojas(4)

Alfonso Garza Garza(5)(6) Director	Born:	July 1962
	First elected:	2001
	Term expires:	2018
	Principal occupation:	Vice President of Strategic Businesses of FEMSA
	Other directorships:	Alternate member of the boards of directors of Coca-Cola FEMSA; member of the board of directors of ITESM, Grupo Nutec, S.A. de C.V., American School Foundation of Monterrey, A.C. and Club Campestre de Monterrey, A.C.; vice-chairman of the executive commission of Confederación Patronal de la República Mexicana, S.P. (COPARMEX Nacional)
	Business experience:	Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Cerveza and as Chief Executive Officer of FEMSA Empaques
	Education:	Holds an industrial engineering degree from ITESM and an MBA from Instituto Panamericano de Alta Dirección de Empresa (IPADE)
	Alternate director:	Juan Carlos Garza Garza(5)(6)

Max Michel González(7) (8) Director	Born:	June 1968
	First elected:	1996
	Term expires:	2018
	Principal occupation:	Operations Manager at Servicios Liverpool, S.A. de C.V.
	Other directorships:	Alternate member of the board of directors of Coca-Cola FEMSA; member of the board of directors and audit committee of Grupo Lamosa, S.A.B. de C.V. (Lamosa). Member of the board of directors of El Puerto de Liverpool, S.A.B. de C.V. (Liverpool) and Afianzadora Sofimex, S.A.B. de C.V.
	Education:	Holds a business administration degree from Universidad Iberoamericana
	Alternate director:	Bertha Michel González(7) (8)

Alberto Bailleres González Director	Born:	August 1931
	First elected:	1989
	Term expires:	2018
	Principal occupation:	Chairman of the boards of directors of the following companies which are part of Grupo BAL, S.A. de C.V.: Peñoles, Grupo Nacional Provincial, S.A.B. (GNP), Fresnillo plc (Fresnillo), Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Profuturo, S.A.B. de C.V., Controladora Petrobal, S.A. de C.V., Energía Bal, S.A. de C.V., Energía Eléctrica Bal, S.A. de C.V., EnerAB, S. de R.L. de C.V., Tane, S.A. de C.V., chairman of the governance board of Instituto Tecnológico Autónomo de México (ITAM) and founding member of Fundación Alberto Bailleres, A.C.

	Other directorships:	Member of the boards of directors of Grupo Financiero BBVA Bancomer, S.A. de C.V. (Grupo Financiero BBVA Bancomer), BBVA, Dine, S.A.B. de C.V. (Dine), Televisa, Grupo Kuo, S.A.B. de C.V. (Kuo), and member of the advisory board of JP Morgan International Council and Consejo Mexicano de Negocios
	Education:	Holds an economics degree and an Honorary Doctorate from ITAM
	Alternate director:	Arturo Fernández Pérez

Francisco Javier Fernández Carbajal(2) Director	Born:	April 1955
	First elected:	2004
	Term expires:	2018
	Principal occupation:	Chief Executive Officer of Servicios Administrativos Contry, S.A. de C.V.
	Other directorships:	Member of the boards of directors of Visa, Inc., Alfa, Cemex, S.A.B. de C.V., Frisa Forjados, S.A. de C.V., Corporación EG, S.A. de C.V., and alternate member of the board of directors of Peñoles
	Education:	Holds a mechanical and electrical engineering degree from ITESM and an MBA from Harvard University Business School
	Alternate director:	Daniel Alberto Rodríguez Cofré

Ricardo Guajardo Touché Director	Born:	May 1948
	First elected:	1988
	Term expires:	2018
	Principal occupation:	Chairman of the board of directors of Solfi, S.A. de C.V. (Solfi)
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, Grupo Valores Operativos Monterrey, S.A.P.I. de C.V., Liverpool, Alfa, Grupo Financiero BBVA Bancomer, BBVA, Grupo Aeroportuario del Sureste, S.A. de C.V., Grupo Bimbo, S.A.B. de C.V. (Bimbo), Grupo Coppel, S.A. de C.V. (Coppel), ITESM and Vitro, S.A.B. de C.V.
	Education:	Holds an electrical engineering degree from ITESM and the University of Wisconsin and a master’s degree from the University of California at Berkeley

Alfonso González Migoya Director	Born:	January 1945
	First elected:	2006
	Term expires:	2018
	Principal occupation:	Chairman of the board of directors of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (Volaris) and managing partner of Acumen Empresarial, S.A. de C.V.

	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, Nemak, S.A.B. de C.V., Bolsa Mexicana de Valores, S.A.B. de C.V., Banregio Grupo Financiero, S.A., Grupo Cuprum, S.A. de C.V., Berel, S.A. de C.V., Servicios Corporativos JAVER, S.A.B. de C.V., and ITESM
	Education:	Holds a Mechanical Engineering degree from ITESM and a Master in Business Administration from the Stanford University Graduate School of Business
	Alternate Director:	Sergio Deschamps Ebergenyi

Carlos Salazar Lomelín Director	Born:	April 1951
	First elected:	2014
	Term expires:	2018
	Principal occupation:	Chief Executive Officer of FEMSA
	Other directorships:	Member of the boards of directors of Coca-Cola FEMSA, Grupo Financiero BBVA Bancomer, BBVA and Fundación FEMSA; member of the advisory board of Premio Eugenio Garza Sada, Centro Internacional de Negocios Monterrey A.C. (CINTERMEX), Asociación Promotora de Exposiciones, A.C. and the ITESM’s EGADE Business School; Executive Chairman of the Strategic Planning Board of the State of Nuevo León, Mexico
	Business experience:	In addition, Mr. Salazar has held managerial positions in several subsidiaries of FEMSA, including Grafo Regia, S.A. de C.V. and Plásticos Técnicos Mexicanos, S.A. de C.V., served as Chief Executive Officer of FEMSA Cerveza, where he also held various management positions in the Commercial Planning and Export divisions; in 2000 he was appointed as Chief Executive Officer of Coca-Cola FEMSA, a position he held until December 31, 2013; on January 1, 2014 he was appointed Chief Executive Officer of FEMSA
	Education:	Holds an economics degree from ITESM and performed postgraduate studies in business administration at ITESM and economic development in Italy
	Alternate director:	Miguel Eduardo Padilla Silva

Bárbara Garza Lagüera Gonda(3) Director	Born:	December 1959
	First elected:	1998
	Term expires:	2018
	Principal occupation:	Private Investor and President of the acquisitions committee of Colección FEMSA

	Other directorships:	Member of the board of directors of Coca-Cola FEMSA; vice-chairman of the board of directors of ITESM Campus Mexico City and member of the boards of directors of, Solfi, Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliario la Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V., Controladora Pentafem, S.A.P.I. de C.V., BECL, S.A. de C.V. and Supervision Commission: FONCA- Fondo Nacional Cultural y Artes
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Juan Guichard Michel(8)

Ricardo E. Saldívar Escajadillo Director	Born:	November 1952
	First elected:	2006
	Term expires:	2018
	Principal Occupation:	President of the board of directors and Chief Executive Officer of The Home Depot Mexico
	Other directorships:	Member of the boards of directors of Asociación Nacional de Tiendas de Autoservicio y Departamentales, A.C., Cluster de Vivienda de Nuevo León, American Chamber of Commerce of Mexico Monterrey Chapter, Axtel, S.A.B. de C.V. and ITESM
	Education:	Holds a mechanical and industrial engineering degree from ITESM, a Master’s degrees in systems engineering from Georgia Tech Institute and executive studies from IPADE

Alfonso de Angoitia Noriega Director	Born:	January 1962
	First elected:	2015
	Term expires:	2018
	Principal Occupation:	Executive vice-chairman and chairman of the finance committee of Televisa
	Other directorships:	Member of the boards of directors of Univision Communications, Inc., Banco Mercantil del Norte, S.A., Empresas Cablevisión, S.A. de C.V., Innova, S. de R.L. de C.V. (Sky), The Americas Society and The Paley Center for Media
	Education:	Holds a law degree from the Universidad Nacional Autónoma de México

Series D Directors

Armando Garza Sada Director	Born:	June 1957
	First elected:	2003
	Term expires:	2018
	Principal occupation:	Chairman of the board of directors of Alfa, Alpek, S.A.B. de C.V. and Nemak, S.A.B. de C.V.
	Other directorships:	Member of the boards of directors of Axtel, S.A.B. de C.V., Liverpool, Lamosa, Cemex, S.A.B. de C.V., Frisa Industrias, S.A. de C.V., Grupo PROEZA, S.A.P.I. de C.V. and ITESM

	Business experience:	He has a long professional career in Alfa, including as Executive Vice President of Corporate Development
	Education:	Holds a BS in management from the Massachusetts Institute of Technology and an MBA from Stanford University Graduate School of Business
	Alternate director:	Enrique F. Senior Hernández

Moisés Naim Director	Born:	July 1952
	First elected:	2011
	Term expires:	2018
	Principal occupation:	Distinguished Fellow Carnegie Endowment for International Peace; producer and host of Efecto Naim; author and journalist
	Business experience:	Former Editor in Chief of Foreign Policy Magazine
	Other directorships:	Member of the board of directors of AES Corporation
	Education:	Holds a degree from the Universidad Metropolitana de Venezuela and a Master of Science and PhD from the Massachusetts Institute of Technology
	Alternate director:	Francisco Zambrano Rodríguez

José Manuel Canal Hernando Director	Born:	February 1940
	First elected:	2003
	Term expires:	2018
	Principal occupation:	Independent consultant
	Business experience:	Former managing partner at Arthur Andersen (Ruiz, Urquiza y Cía, S.C.) from 1981 to 1999, acted as statutory examiner of FEMSA from 1984 to 2002, founder and chairman of the Mexican Accounting Standards Board and has extensive experience in financial auditing for holding companies, banks and financial brokers
	Other directorships:	Member of the board of directors of Coca-Cola FEMSA, Grupo Kuo, S.A.B. de C.V., Grupo Industrial Saltillo, S.A.B. de C.V. and Estafeta Mexicana, S.A. de C.V., member of the risk committee of Gentera Banco, and statutory examiner of Grupo Financiero BBVA Bancomer, BBVA and Bank of America
	Education:	Holds a CPA degree from Universidad Nacional Autónoma de México

Michael Larson Director	Born:	October 1959
	First elected:	2011
	Term expires:	2018
	Principal occupation:	Chief Investment Officer of William H. Gates III

	Other directorships:	Member of the boards of directors of AutoNation, Inc, Republic Services, Inc, Ecolab, Inc., and chairman of the board of trustees of Western Asset/Claymore Inflation-Linked Securities & Income Fund and Western Asset/Claymore Inflation-Linked Opportunities & Income Fund
	Education:	Holds an MBA from the University of Chicago and a BA from Claremont McKenna College

Robert E. Denham Director	Born:	August 1945
	First elected:	2001
	Term expires:	2018
	Principal occupation:	Partner of Munger, Tolles & Olson LLP
	Other directorships:	Member of the boards of directors of New York Times Co., Oaktree Capital Group, LLC and Chevron Corp
	Education:	Magna cum laude graduate from the University of Texas, holds a JD from Harvard Law School and an MA in Government from Harvard University
	Alternate Director:	Ernesto Cruz Velázquez de León

(1)	José Antonio Fernández Carbajal and Eva María Garza Lagüera Gonda are spouses.
(2)	José Antonio Fernández Carbajal and Francisco Javier Fernández Carbajal are siblings.
(3)	Mariana Garza Lagüera Gonda, Eva María Garza Lagüera Gonda, Paulina Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda are siblings.
(4)	Francisco José Calderón Rojas and José Fernando Calderón Rojas are siblings.
(5)	Alfonso Garza Garza and Juan Carlos Garza Garza are siblings.
(6)	Juan Carlos Garza Garza and Alfonso Garza Garza are cousins of Eva María Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Paulina Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda.
(7)	Bertha Michel González and Max Michel González are siblings.
(8)	Juan Guichard Michel, Max Michel González and Bertha Michel González are cousins.

Senior Management

The names and positions of the members of our current senior management and that of our principal sub-holding companies, their dates of birth and information on their principal business activities both within and outside of FEMSA are as follows:

FEMSA

José Antonio Fernández Carbajal Executive Chairman of the Board	Born:	February 1954
	Joined FEMSA:	1987 2001
Appointed to current position:
	Principal occupation:	Executive Chairman of the board of directors of FEMSA
	Directorships:	Chairman of the boards of directors of Coca-Cola FEMSA, Fundación FEMSA A.C., and ITESM; Chairman Emeritus of the US Mexico Foundation; member of the board of directors of Heineken Holding, N.V., and vice-chairman of the supervisory board; chairman of the America’s committee and member of the preparatory committee and selection appointment committee of Heineken, N.V.; member of the board of directors of Peñoles, Televisa and Co-chairman of the advisory board of Woodrow Wilson Center, Mexico Institute

	Business experience within FEMSA:	Joined FEMSA’s strategic planning department in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991, and Chief Executive Officer in 1995, a position he held until December 31, 2013. On January 1, 2014, he was appointed Executive Chairman of our board of directors
	Education:	Holds an industrial engineering degree and an MBA from ITESM

Carlos Salazar Lomelín Chief Executive Officer	Born:	April 1951
	Joined FEMSA:	1973
	Appointed to current position:	2014
	Principal occupation:	Chief Executive Officer of FEMSA
	Directorships:	Member of the boards of directors of Coca-Cola FEMSA, Grupo Financiero BBVA Bancomer, BBVA and Fundación FEMSA; member of the advisory board of Premio Eugenio Garza Sada, Centro Internacional de Negocios Monterrey A.C. (CINTERMEX), Asociación Promotora de Exposiciones, A.C. and the ITESM’s EGADE Business School; Executive Chairman of the Strategic Planning Board of the State of Nuevo León, Mexico
	Business experience within FEMSA:	Has held managerial positions in several subsidiaries of FEMSA, including Grafo Regia, S.A. de C.V. and Plásticos Técnicos Mexicanos, S.A. de C.V., served as Chief Executive Officer of FEMSA Cerveza, where he also held various management positions in the Commercial Planning and Export divisions; in 2000, was appointed as Chief Executive Officer of Coca-Cola FEMSA, a position he held until December 31, 2013; on January 1, 2014, was appointed Chief Executive Officer of FEMSA
	Education:	Holds an economics degree from ITESM and performed postgraduate studies in business administration at ITESM and economic development in Italy

Miguel Eduardo Padilla Silva Chief Financial and Corporate Officer	Born: Joined FEMSA: Appointed to current position:	January 1955 1997 2016
	Business experience within FEMSA:	Held the positions of Planning and Control Officer of FEMSA from 1997 to 1999 and Chief Executive Officer of the Strategic Procurement Business Division of FEMSA from 2000 to 2003. Prior to his current position, held the position of Chief Executive Officer of FEMSA Comercio from 2004 to 2016
	Other business experience:	Had a 20-year career in Alfa, culminating with a ten-year tenure as Chief Executive Officer of Terza, S.A. de C.V., major areas of expertise include operational control, strategic planning and financial restructuring
	Directorships:	Alternate member of the board of directors of FEMSA, member of the boards of directors of Coca-Cola FEMSA, Lamosa, Club Industrial, A.C., Universidad Tec Milenio and Coppel

	Education:	Holds a mechanical engineering degree from ITESM, an MBA from Cornell University and executive management studies at IPADE

Javier Gerardo Astaburuaga Sanjines Vice President of Corporate Development	Born: Joined FEMSA: Appointed to current position:	July 1959 1982 2015
	Business experience within FEMSA:	Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance. Held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer, and for two years prior to his current position, served as FEMSA Cerveza’s Director of Sales for the north region of México, until 2003, when he was appointed FEMSA Cerveza´s Co-Chief Executive Officer. Held the position of Chief Financial and Corporate Officer of FEMSA from 2006 to 2015
	Directorships:	Member of the board of directors of FEMSA, Coca-Cola FEMSA and Heineken N.V. Member of the audit committee of Heineken N.V., finances and investments committee of ITESM and of the investments committee of Grupo Acosta Verde
	Education:	Holds a degree in accounting from ITESM and is licensed as a Certified Public Accountant, or CPA

José González Ornelas Vice President of Administration and Corporate Control	Born: Joined FEMSA: Appointed to current position:	April 1951 1973 2001
	Business experience within FEMSA:	Has held several managerial positions in FEMSA including Chief Financial Officer of FEMSA Cerveza, Director of Planning and Corporate Development of FEMSA and Chief Executive Officer of FEMSA Logística
	Directorships:	Member of the board of directors of Productora de Papel, S.A.
	Education:	Holds a CPA degree from UANL and has post-graduate studies in business administration from IPADE

Alfonso Garza Garza Vice President of Strategic Businesses	Born:	July 1962
	Joined FEMSA:	1985
	Appointed to current position:	2009
	Directorships:	Member of the board of directors of FEMSA, alternate member of the board of directors of Coca-Cola FEMSA, member of the board of directors of ITESM, Grupo Nutec, S.A. de C.V., American School Foundation of Monterrey, A.C. and Club Campestre de Monterrey, A.C.; vice-chairman of the executive commission of Confederación Patronal de la República Mexicana, S.P. (COPARMEX Nacional)
	Business experience:	Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Cerveza and as Chief Executive Officer of FEMSA Empaques
	Education:	Holds an industrial engineering degree from ITESM and an MBA from IPADE

Genaro Borrego Estrada Vice President of Corporate Affairs	Born: Joined FEMSA: Appointed to current position:	February 1949 2008 2008
Professional experience:

Constitutional Governor of the Mexican State of Zacatecas from 1986 to 1992, General Director of the Mexican Social Security Institute from 1993 to 2000, and Senator in Mexico for the State of Zacatecas from 2000 to 2006

	Directorships:	Chairman of the board of directors of GB y Asociados and member of the boards of directors of Fundación Mexicanos Primero, Fundación IMSS and CEMEFI
	Education:	Holds an industrial relations degree from the Universidad Iberoamericana

Carlos Eduardo Aldrete Ancira General Counsel and Secretary of the Board of Directors	Born: Joined FEMSA: Appointed to current position:	August 1956 1979 1996
	Directorships:	Secretary of the board of directors of FEMSA, Coca-Cola FEMSA and all other sub-holding companies of FEMSA
	Business experience within FEMSA:	Extensive experience in international business and financial transactions, debt issuances and corporate restructurings and expertise in securities and private mergers and acquisitions
	Education:	Holds a law degree from UANL and a master’s degree in Corporate Law from the College of Law of the University of Illinois
Coca-Cola FEMSA
John Anthony Santa Maria Otazua Chief Executive Officer of Coca-Cola FEMSA	Born: Joined FEMSA: Appointed to current position:	August 1957 1995 2014
Business experience within FEMSA:

Has served as Strategic Planning and Business Development Officer and Chief Operating Officer of the Mexican operations of Coca-Cola FEMSA. Has served as Strategic Planning and Commercial Development Officer and Chief Operating Officer of South America division of Coca-Cola FEMSA. He also has experience in several areas of Coca-Cola FEMSA, namely development of new products and mergers and acquisitions. Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management

	Other business experience:	Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management
	Directorships:	Member of the board of directors of Coca-Cola FEMSA, Gentera, S.A.B. de C.V. and member of the board of directors and commercial committee of Banco Compartamos, S.A., Institución de Banca Múltiple
	Education:	Holds a degree in Business Administration and an MBA with a major in Finance from Southern Methodist University

Héctor Treviño Gutiérrez Chief Financial Officer of Coca-Cola FEMSA	Born: Joined FEMSA: Appointed to current position:	August 1956 1981 1993
Business experience within FEMSA:

At FEMSA, was in charge of the International Financing department, served as Manager of Financial Planning and Manager of International Financing, Chief Officer of Strategic Planning and Chief Officer of Business Development and headed the Corporate Development department

	Directorships:	Alternate member of the board of directors of Coca-Cola FEMSA, member of the board of directors and audit committee of Vinte Viviendas Integrales, S.A.P.I. de C.V., member of the board of directors, audit committee, and investments and risks committee of Seguros y Pensiones BBVA Bancomer, and member of the technical committee of Capital i-3
	Education:	Holds a degree in chemical engineering from ITESM and an MBA from the Wharton School of Business

FEMSA Comercio

Daniel Alberto Rodríguez Cofré Chief Executive Officer of FEMSA Comercio	Born: Joined FEMSA: Appointed to current position:	June 1965 2015 2016
	Business experience:	Has broad experience in international finance in Latin America, Europe and Africa, held several financial roles at Shell International Group in Latin America and Europe; in 2008 he was appointed as Chief Financial Officer of CENCOSUD (Centros Comerciales Sudamericanos S.A.), and from 2009 to 2014 he held the position of Chief Executive Officer at the same company. He was Chief Financial and Corporate Officer of FEMSA during 2015
	Directorships:	Alternate member of the boards of directors of Coca-Cola FEMSA and FEMSA
	Education:	Holds a forest engineering degree from Austral University of Chile and an MBA from Adolfo Ibañez University

Compensation of Directors and Senior Management

The compensation of Directors is approved at the AGM. For the year ended December 31, 2016, the aggregate compensation paid to our directors by the Company was approximately Ps. 36 million. In addition, in the year ended December 31, 2016, Coca-Cola FEMSA paid approximately Ps. 12 million in aggregate compensation to the Directors and executive officers of FEMSA who also serve as directors on the board of Coca-Cola FEMSA.

For the year ended December 31, 2016, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 1,978 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described in Note 17 to our audited consolidated financial statements. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2016, amounts set aside or accrued for all employees under these retirement plans were Ps. 6,825 million, of which Ps. 2,378 million is already funded.

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

As of April 12, 2017, the trust that manages the EVA stock incentive plan held a total of 3,447,230 BD Units of FEMSA and 1,014,283 Series L Shares of Coca-Cola FEMSA, each representing 0.10% and 0.05% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

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

Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of March 31, 2017, 6,922,159,485 Series B Shares representing 74.86% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related-Party Transactions.”

The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of March 16, 2017 beneficially owned by our directors and alternate directors who are participants in the voting trust, other than shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
Beneficial Owner	Shares	Percent of Class	Shares	Percent of Class	Shares	Percent of Class
Eva María Garza Lagüera Gonda	2,769,980	0.03%	5,539,960	0.13%	5,539,960	0.13%
Mariana Garza Lagüera Gonda	2,815,480	0.03%	5,630,960	0.13%	5,630,960	0.13%
Bárbara Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Paulina Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Alberto Bailleres González	9,610,577	0.10%	19,221,154	0.44%	19,221,154	0.44%
Alfonso Garza Garza	877,633	0.01%	1,755,266	0.04%	1,755,266	0.04%
Juan Carlos Garza Garza	18,200	0%	36,400	0%	36,400	0%
Max Michel González	5,675	0%	11,350	0%	11,350	0%
Francisco José Calderón Rojas and José Fernando Calderón Rojas(1)	8,317,629	0.09%	16,635,258	0.38%	16,635,258	0.38%
Juan Guichard Michel	9,117,131	0.10%	18,234,262	0.42%	18,234,262	0.42%

(1)	Shares beneficially owned through various family-controlled entities.

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

Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with these committees to address management issues. Each committee has a secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors, the members of which were elected at our AGM on March 16, 2017:

•

Audit Committee. The Audit Committee is responsible for (1) reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements, (2) the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee and (3) identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Pursuant to the Mexican Securities Law, the chairman of the audit committee is elected by the shareholders at the AGM. The chairman of the Audit Committee submits a quarterly and an annual report to the board of directors of the Audit Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. The current Audit Committee members are: José Manuel Canal Hernando (chairman and financial expert), Alfonso González Migoya, Francisco Zambrano Rodríguez and Ernesto Cruz Velázquez de León. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Law and applicable U.S. Securities Laws and applicable NYSE listing standards. The secretary (non-member) of the Audit Committee is José González Ornelas, FEMSA’s Vice President of Administration and Corporate Control.

•

Strategy and Finance Committee. The Strategy and Finance Committee’s responsibilities include (1) evaluating the investment and financing policies of our company; (2) evaluating the risk factors to which the company is exposed, as well as evaluating its management policies; (3) making recommendations on our dividend policy; (4) strategic analysis and assessment of our business units and strategic alternatives for their growth; and (5) making recommendations to our board of directors on annual operation plans and strategic projects for our business units. The current Strategy and Finance Committee members are: Ricardo Guajardo Touché (chairman), Federico Reyes García, Robert E. Denham, Francisco Javier Fernández Carbajal, Enrique F. Senior Hernández, José Antonio Fernández Carbajal, Ricardo Saldívar Escajadillo and Javier Gerardo Astaburuaga Sanjines. The secretary (non-member) of the Strategy and Finance Committee is Miguel Eduardo Padilla Silva.

•

Corporate Practices Committee. The Corporate Practices Committee is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related-party transactions, approve the compensation of the Chief Executive Officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. Pursuant to the Mexican Securities Law, the chairman of the Corporate Practice Committee is elected by the shareholders at the AGM. The chairman of the Corporate Practices Committee submits a quarterly and an annual report to the board of directors of the Corporate Practices Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The members of the Corporate Practices Committee are: Ricardo Saldívar Escajadillo (chairman), Robert E. Denham, Moises Naim and Ricardo Guajardo Touché. Each member of the Corporate Practices Committee is an independent director. The secretary (non-member) of the Corporate Practices Committee is Miguel Eduardo Padilla Silva.

Employees

As of December 31, 2016, our headcount by geographic region was as follows: 200,365 in Mexico, 6,715 in Central America, 9,203 in Colombia, 6,464 in Venezuela, 27,233 in Brazil, 2,874 in Argentina, 1,336 in the United States, 26 in Ecuador, 22 in Peru and 11,906 in Chile. We include in headcount employees of third-party distributors and non-management store employees. The table below sets forth headcount for the years ended December 31, 2016, 2015 and 2014:

Headcount for the Year Ended December 31,

	2016			2015			2014
	Non- Union	Union	Total	Non- Union	Union	Total	Non- Union	Union	Total
Sub-holding company:
Coca-Cola FEMSA(1)	34,010	51,135	85,145	33,857	49,855	83,712	34,221	49,150	83,371
FEMSA Comercio
Retail Division (1) (2)	69,698	55,468	125,166	72,453	41,251	113,704	66,699	43,972	110,671
Fuel Division (1)	737	4,622	5,359	625	3,926	4,551	—	—	—
Health Division (1)	3,464	17,782	21,246	4,619	15,425	20,044	—	—	—
Other (1)	11,790	17,438	29,228	11,070	13,077	24,147	10,896	11,802	22,698

Total	119,699	146,445	266,144	122,624	123,534	246,158	111,816	104,924	216,740

(1)	Includes employees of third-party distributors whom we do not consider to be our employees, amounting to 8,745, 9,859 and 8,681 in 2016, 2015 and 2014.
(2)	Includes non-management store employees, whom we do not consider to be our employees, amounting to 58,116, 55,464 and 51,185 in 2016, 2015 and 2014.

As of December 31, 2016, our subsidiaries had entered 645 collective bargaining or similar agreements with personnel employed at our operations. Each of the labor unions in Mexico is associated with one of eight different national Mexican labor organizations. In general, we have a good relationship with the labor unions throughout our operations, but we also operate in complex labor environments, such as Venezuela and Argentina. The agreements applicable to our Mexican operations generally have an indefinite term and provide for an annual salary review and for review of other terms and conditions, such as fringe benefits, every two years.

The table below sets forth the number of collective bargaining agreements and unions for our employees:

Collective Bargaining Labor Agreements between

Sub-holding Companies and Unions

As of December 31, 2016

	2016
Sub-holding Company	Collective Bargaining Agreements	Labor Unions
Coca-Cola FEMSA	245	105
FEMSA Comercio(1)	156	12
Others	244	103

Total	645	220

(1)	Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to the company as of March 16, 2017. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of March 16, 2017

	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Total Shares
	Shares Owned	Percent of Class	Shares Owned	Percent of Class	Shares Owned	Percent of Class	of FEMSA Capital Stock
Shareholder
Technical Committee and Trust Participants under the Voting Trust(4)	6,922,159,485	74.86%					38.69%
William H. Gates III (5)	278,873,490	3.02%	557,746,980	12.9%	557,746,980	12.9%	7.79%
Aberdeen Asset Management PLC (6)	181,021,410	1.96%	355,213,820	8.38%	355,213,820	8.38%	5.06%

(1)	As of March 16, 2017, there were 2,161,177,770 Series B Shares outstanding.
(2)	As of March 16, 2017, there were 4,322,355,540 Series D-B Shares outstanding.
(3)	As of March 16, 2017, there were 4,322,355,540 Series D-L Shares outstanding.
(4)	As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer, S.A., as Trustee under Trust No. F/25078-7 (controlled by the estate of Max Michel Suberville), J.P. Morgan Trust Company (New Zealand) Limited as Trustee under a trust controlled by Paulina Garza Lagüera Gonda, Max Brittingham, Maia Brittingham, Bárbara Garza Lagüera Gonda, Bárbara Braniff Garza Lagüera, Eugenia Braniff Garza Lagüera, Lorenza Braniff Garza Lagüera, Mariana Garza Lagüera Gonda, Paula Treviño Garza Lagüera, Inés Treviño Garza Lagüera, Eva Maria Garza Lagüera Gonda, Eugenio Fernández Garza Lagüera, Daniela Fernández Garza Lagüera, Eva María Fernández Garza Lagüera, José Antonio Fernández Garza Lagüera, Eva Gonda Rivera, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the Garza Lagüera family), Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Juan Pablo Garza García, Alfonso Garza García, María José Garza García, Eugenia Maria Garza García, Patricio Garza Garza, Viviana Garza Zambrano, Patricio Garza Zambrano, Marigel Garza Zambrano, Ana Isabel Garza Zambrano, Juan Carlos Garza Garza, José Miguel Garza Celada, Gabriel Eugenio Garza Celada, Ana Cristina Garza Celada, Juan Carlos Garza Celada, Eduardo Garza Garza, Eduardo Garza Páez, Balbina Consuelo Garza Páez, Eugenio Andrés Garza Páez, Eugenio Garza Garza, Camila Garza Garza, Ana Sofía Garza Garza, Celina Garza Garza, Marcela Garza Garza, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), Alberto Bailleres González, Maria Teresa Gual Aspe de Bailleres, Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), BBVA Bancomer, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), Magdalena Michel de David, the estate of Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, BBVA Bancomer, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David), BBVA Bancomer, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard), Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas family), and BBVA Bancomer, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas family).
(5)	Includes aggregate shares beneficially owned by Cascade Investments, LLC, over which William H. Gates III has sole voting and dispositive power.
(6)	As reported on Schedule 13G filed on February 6, 2017 by Aberdeen Asset Management PLC/UK.

As of March 31, 2017, there were 42 holders of record of ADSs in the United States, which represented approximately 51.2% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

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

José Antonio Fernández Carbajal, our Executive Chairman of the Board, serves as a member of the Heineken Holding Board and the Heineken Supervisory Board. Javier Astaburuaga Sanjines, our Vice President of Corporate Development, also serves on the Heineken Supervisory Board. We made purchases of beer and raw materials in the ordinary course of business from the Heineken Group in the amount of Ps. 15,133 million in 2014, Ps. 14,467 million in 2015 and Ps. 16,436 million in 2016. We also supplied logistics and administrative services to subsidiaries of Heineken for a total of Ps. 3,544 million in 2014, Ps. 3,396 million in 2015 and Ps. 3,153 in 2016. As of the end of December 31, 2016, 2015 and 2014, our net balance due to Heineken amounted to Ps. 1,836, Ps. 849 and Ps. 1,597 million, respectively.

We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans and bond offerings in the local capital markets, with subsidiaries of Grupo Financiero BBVA Bancomer, a financial services holding company of which Alberto Bailleres González, Ricardo Guajardo Touché, Carlos Salazar Lomelín and Arturo Fernández Pérez who are also directors or alternate directors of FEMSA or Coca-Cola FEMSA, are directors, and for which José Manuel Canal Hernando, also a director of FEMSA and Coca-Cola FEMSA, serves as Statutory Auditor. We made interest expense payments and fees paid to Grupo Financiero BBVA Bancomer in respect of these transactions of Ps. 26 million, Ps. 68 million and Ps. 99 million as of December 31, 2016, 2015 and 2014, respectively. The total amount due to Grupo Financiero BBVA Bancomer as of the end of December 31, 2016, 2015 and 2014 was Ps. 395, Ps. 292 million and Ps. 149 million, respectively, and we also had a receivable balance with Grupo Financiero BBVA Bancomer of Ps. 2,535 million, Ps. 2,683 million and Ps. 4,083 million, respectively, as of December 31, 2016, 2015 and 2014.

Until 2014, we maintained an insurance policy covering medical expenses for executives issued by GNP, an insurance company of which Alberto Bailleres González, director of FEMSA, Arturo Fernández Pérez, alternate director of FEMSA, and Alejandro Bailleres Gual, alternate director of Coca-Cola FEMSA, are directors. Since 2015, we only maintain an insurance policy for our utility cars, the aggregate amount of premiums paid under these policies was approximately Ps. 63 million, Ps. 58 million and Ps. 140 million in 2016, 2015 and 2014, respectively.

We, along with certain of our subsidiaries, spent Ps. 193 million, Ps. 175 million and Ps. 158 million in the ordinary course of business in 2016, 2015 and 2014, respectively, in publicity and advertisement purchased from Televisa, a media corporation in which our Executive Chairman of the Board, José Antonio Fernández Carbajal, two of our directors, Alberto Bailleres González and Alfonso de Angoitia Noriega, our alternate director, Enrique F. Senior Hernández, and Herbert A. Allen III, alternate director of Coca-Cola FEMSA, serve as directors.

FEMSA Comercio, in its ordinary course of business, purchased Ps. 4,184 million, Ps. 3,740 million and Ps. 3,674 million in 2016, 2015 and 2014, respectively, in baked goods and snacks for its stores from subsidiaries of Bimbo, of which Ricardo Guajardo Touché, one of FEMSA’s directors, Arturo Fernández Pérez, one of FEMSA’s alternate directors and Daniel Servitje Montull, one of Coca-Cola FEMSA’s directors, are directors. FEMSA Comercio also purchased Ps. 871 million, 947 million and Ps. 780 million in 2016, 2015 and 2014, respectively, in juices from subsidiaries of Jugos del Valle.

José Antonio Fernández Carbajal, Eva Maria Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Ricardo Guajardo Touché, Alfonso Garza, Alfonso González Migoya, Ricardo Saldívar Escajadillo and Armando Garza Sada, who are directors or alternate directors of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries. For the years ended December 31, 2016 and 2015, donations to ITESM amounted to Ps. 1 million and Ps. 42 million, respectively.

José Antonio Fernández Carbajal, Carlos Salazar Lomelín, Alfonso Garza, Federico Reyes Garcia, Javier Astaburuaga Sanjines, Miguel Eduardo Padilla Silva, Genaro Borrego Estrada, José González Ornelas, John Anthony Santa Maria Otazua, Charles H. McTier and Daniel Alberto Rodríguez Cofré, who are directors, alternate directors or senior officers of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of Fundación FEMSA, A.C., which is a social investment instrument for communities in Latin America. For the years ended December 31, 2016 and 2015, donations to Fundación FEMSA, A.C. amounted to Ps. 62 million and Ps. 30 million, respectively. Coca-Cola FEMSA, in its ordinary course of business, purchased Ps. 2,429 million, Ps. 2,135 million, Ps. 1,803 million in 2016, 2015 and 2014, respectively, in juices from subsidiaries of Jugos del Valle. In October 2011, Coca-Cola FEMSA executed certain agreements with affiliates of Grupo Tampico to acquire specific products and services, such as plastic cases, certain trucks and car brands, as well as auto parts, exclusively for the territories of Grupo Tampico. The agreements provide for certain preferences to be elected as suppliers in Coca-Cola FEMSA’s suppliers’ bidding processes. Herman Harris Fleishman Kahn, chairman of the board of directors of Grupo Tampico, is a member of the board of directors of Coca-Cola FEMSA, and Robert A. Fleishman Cahn, chief executive officer of Grupo Tampico, is an alternate member of the board of directors of Coca-Cola FEMSA.

Business Transactions between Coca-Cola FEMSA, FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with The Coca-Cola Company and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total expenses charged to Coca-Cola FEMSA by The Coca-Cola Company for concentrates were approximately Ps.38,146 million, Ps.27,330 million and Ps.28,084 million in 2016, 2015 and 2014, respectively. Coca-Cola FEMSA and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to Coca-Cola FEMSA’s coolers, bottles and case investment program. Coca-Cola FEMSA received contributions to its marketing expenses of Ps.4,518 million, Ps.3,749 million and Ps.4,118 million in 2016, 2015 and 2014, respectively.

In December 2007 and May 2008, Coca-Cola FEMSA sold most of its proprietary brands to The Coca-Cola Company. The proprietary brands are licensed back to Coca-Cola FEMSA by The Coca-Cola Company pursuant to its bottler agreements. The December 2007 transaction was valued at US$48 million and the May 2008 transaction was valued at US$16 million. Revenues in prior years from the sale of proprietary brands were deferred and amortized against the related costs of future sales over the estimated sales period.

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

In November 2007, Coca-Cola FEMSA acquired together with The Coca-Cola Company 100.0% of the shares of capital stock of Jugos del Valle. Jugos del Valle sells fruit juice-based beverages and fruit derivatives. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In 2008, Coca-Cola FEMSA, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and Brazilian operations, respectively, of Jugos del Valle. As of April 7, 2017, Coca-Cola FEMSA held an interest of 26.3% in the Mexican joint business. In August 2010, Coca-Cola FEMSA acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, Leão Alimentos, manufacturer and distributor of the Matte Leão tea brand. In January 2013, our Brazilian joint business of Jugos del Valle merged with Leão Alimentos. As of April 7, 2017, Coca-Cola FEMSA held a 27.7% indirect interest in the Matte Leão business in Brazil.

In February 2009, Coca-Cola FEMSA acquired together with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, S.A. a subsidiary of SABMiller plc. Coca-Cola FEMSA acquired the production assets and the distribution territory, and The Coca-Cola Company acquired the Brisa brand. Coca-Cola FEMSA and The Coca-Cola Company equally shared in paying the purchase price of US$92 million. Following a transition period, in June 2009, Coca-Cola FEMSA started to sell and distribute the Brisa portfolio of products in Colombia.

In May 2009, Coca-Cola FEMSA entered into an agreement to begin selling the Crystal trademark water products in Brazil jointly with The Coca-Cola Company.

In March 2011, Coca-Cola FEMSA acquired together with The Coca-Cola Company, through Compañía Panameña de Bebidas, S.A.P.I. de C.V., Estrella Azul, a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama. Coca-Cola FEMSA continues to develop this business with The Coca-Cola Company.

In August 2012, Coca-Cola FEMSA acquired, through Jugos del Valle, an indirect participation in Santa Clara, a producer of milk and dairy products in Mexico. As of April 7, 2017, Coca-Cola FEMSA owned an indirect participation of 26.3% in Santa Clara.

In January 2013, as part of Coca-Cola FEMSA’s efforts to expand its geographic reach, Coca-Cola FEMSA acquired a 51.0% non-controlling majority stake in KOF Philippines from The Coca-Cola Company. Coca-Cola FEMSA has an option to acquire the remaining 49.0% stake in KOF Philippines at any time during the seven years following the closing date. Coca-Cola FEMSA also has a put option to sell its ownership in KOF Philippines to The Coca-Cola Company commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date. Since January 25, 2017, Coca-Cola FEMSA controls KOF Philippines as all decisions relating to the day-to-day operation and management of KOF Philippines’s business, including its annual normal operations plan, are approved by a majority of its board of directors without requiring the affirmative vote of any director appointed by The Coca-Cola Company. The Coca-Cola Company has the right to appoint (and may remove) KOF Philippines’s chief financial officer. Coca-Cola FEMSA has the right to appoint (and may remove) the chief executive officer and all other officers of KOF Philippines.

In March 2017, Coca-Cola FEMSA acquired, through Jugos del Valle, an indirect participation in the Mexican AdeS soy-based beverage business, through Coca-Cola FEMSA’s Brazilian and Argentine subsidiaries, an indirect participation in the Brazilian and Argentine AdeS soy-based beverage businesses, and through Coca-Cola FEMSA’s Colombian subsidiary, a direct participation in the Colombian AdeS soy-based beverage business. As a result of this acquisition, Coca-Cola FEMSA has exclusive distribution rights of AdeS soy-based beverages in these territories.

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

Coca-Cola FEMSA

Mexico

Antitrust Matters. During 2000, the COFECE, motivated by complaints filed by PepsiCo and certain of its bottlers in Mexico, began an investigation of The Coca-Cola Company Export Corporation and the Mexican Coca-Cola bottlers for alleged monopolistic practices through exclusivity arrangements with certain retailers. Nine of Coca-Cola FEMSA’s Mexican subsidiaries, including those acquired through its merger with Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano, were involved in this matter. After the corresponding legal proceedings in 2008, a Mexican Federal Court rendered an adverse judgment against three of Coca-Cola FEMSA’s nine Mexican subsidiaries involved in the proceedings, upholding a fine of approximately Ps.10.5 million imposed by COFECE on each of the three subsidiaries and ordering the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealings. On August 7, 2012, a Federal Court dismissed and denied an appeal that Coca-Cola FEMSA filed on behalf of one of its subsidiaries after the merger with Grupo Fomento Queretano, which had received an adverse judgment. Coca-Cola FEMSA filed a motion for reconsideration on September 12, 2012, which was resolved on March 22, 2013 confirming the Ps.10.5 million fine imposed by the COFECE. With respect to the complaints against the remaining six subsidiaries, a favorable resolution was issued in the Mexican Federal Courts and, consequently, the COFECE withdrew the fines and ruled in favor of six of our subsidiaries on the grounds of insufficient evidence to prove individual and specific liability in the alleged antitrust violations.

In addition, among the companies involved in the 2000 complaint filed by PepsiCo and other bottlers in Mexico, were some of Coca-Cola FEMSA’s less significant subsidiaries acquired with the Grupo Yoli merger. On June 30, 2005, the COFECE imposed a fine on one of our subsidiaries for approximately Ps.10.5 million. A motion for reconsideration on this matter was filed on September 21, 2005, which was resolved by the COFECE confirming the original resolution on December 1, 2005. A constitutional challenge (amparo) was filed against said resolution and a Federal Court issued a favorable resolution in our benefit. Both the COFECE and PepsiCo filed appeals against said resolution and a Circuit Court in Acapulco, Guerrero resolved to request the COFECE to issue a new resolution regarding the Ps.10.5 million fine. COFECE then fined our subsidiary again, for the same amount. A new amparo claim was filed against said resolution.

On May 17, 2012, such new amparo claim was resolved, again in favor of one of Coca-Cola FEMSA’s subsidiaries, requesting the COFECE to recalculate the amount of the fine. The COFECE maintained the amount of the fine in a new resolution which Coca-Cola FEMSA challenged through a new amparo claim filed on July 31, 2013 before a District Judge in Acapulco, Guerrero and is still awaiting final resolution.

In June and July 2010, Ajemex, S.A. de C.V., or Ajemex, filed two complaints with the COFECE against The Coca-Cola Export Corporation and certain Coca-Cola bottlers, including Coca-Cola FEMSA, alleging the continued performance of monopolistic practices in breach of COFECE’s resolution dated June 30, 2005. On January 23, 2015, The Coca-Cola Export Corporation and the Coca-Cola bottlers provided evidence to COFECE against these allegations. The COFECE ruled upon these proceedings in favor of The Coca-Cola Export Corporation and the Coca-Cola bottlers. On April 6, 2015, Ajemex filed an amparo claim against said resolution, which was dismissed and denied by a Federal District Judge. No further action was pursued by Ajemex, and the resolution became final.

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

However, following the April 22, 2008 shareholder approvals, these changes will no longer occur and instead our share and unit structure will remain unchanged, absent shareholder action, as follows:

•	the BD Units and the B Units will continue to exist; and

•	the dividend preferences of the Series D-B Shares and Series D-L Shares of 125% of any amount distributed in respect of each Series B Share will continue to exist.

The following table sets forth information regarding our capital stock as of March 16, 2017:

	Number	Percentage of Capital	Percentage of Full Voting Rights
Class
Series B Shares (no par value)	9,246,420,270	51.68%	100.00%
Series D-B Shares (no par value)	4,322,355,540	24.16%	0.00%
Series D-L Shares (no par value)	4,322,355,540	24.16%	0.00%
Total Shares	17,891,131,350	100.00%	100.00%
Units
BD Units	2,161,177,770	60.40%	23.47%
B Units	1,417,048,500	39.60%	76.63%
Total Units	3,578,226,270	100.00%	100.00%

Trading Markets

Since May 11, 1998, ADSs representing BD Units have been listed on the NYSE, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADS represents 10 BD Units deposited under the deposit agreement with the ADS depositary. As of March 31, 2017, approximately 51.2% of BD Units traded in the form of ADSs.

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

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is currently the only stock exchange in Mexico. Founded in 1907, it is organized as a sociedad anónima bursátil de capital variable. Trading on the Mexican Stock Exchange takes place principally through automated systems and is open between the hours of 9:30 a.m. and 4:00 p.m.

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

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Comisión Nacional Bancaria y de Valores, or CNBV. Most securities traded on the Mexican Stock Exchange, including ours, are on deposit with S.D. Indeval Institución para el Depósito de Valores S.A. de C.V., which we refer to as Indeval, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Price History

The following tables set forth, for the periods indicated, the reported high, low and closing sale prices and the average daily trading volumes for the B Units and BD Units on the Mexican Stock Exchange and the reported high, low and closing sale prices and the average daily trading volumes for the ADSs on the NYSE.

	B Units(1)
	Nominal pesos				Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)	Close US$(4)
2012	99.00	75.00	99.00	7.64	6,004
2013	126.00	99.00	106.00	8.09	47,136
2014	125.00	103.00	122.50	8.31	2,007
2015
First Quarter	131.50	121.00	131.49	8.63	1,775
Second Quarter	142.66	133.00	139.41	8.89	10,134
Third Quarter	136.50	135.00	136.50	8.08	1,876
Fourth Quarter	154.00	137.91	145.80	8.48	2,759
2016
First Quarter	150.00	139.50	147.00	8.54	3,020
Second Quarter	152.00	147.00	147.00	7.95	511
Third Quarter	150.00	141.00	147.00	7.60	1,654
Fourth Quarter	155.00	147.00	149.95	7.27	447
October	148.00	147.00	147.00	7.82	312
November	155.00	147.00	155.00	7.58	378
December	153.70	147.00	149.95	7.27	2,364
2017
January	145.45	140.00	140.00	6.72	1,662
February	138.00	135.51	137.00	6.85	970
March	142.50	137.00	142.50	7.57	1,451
First Quarter	145.45	135.51	142.50	7.57	1,007

(1)	The prices and average daily trading volume for the B Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.
(2)	High and low closing prices for the periods presented.
(3)	Closing price on the last day of the periods presented.
(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the B Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the U.S. Federal Reserve Board using the period-end exchange rate.

	BD Units(1)
	Nominal pesos				Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)	Close US$(4)
2012	130.64	88.64	129.31	9.97	2,280,878
2013	151.72	117.05	126.40	9.65	2,997,406
2014	134.71	109.62	130.88	8.87	2,626,599
2015
First Quarter	143.54	123.68	143.11	9.39	2,560,379
Second Quarter	147.73	136.36	139.97	8.92	2,598,477
Third Quarter	154.36	140.26	151.27	8.95	2,297,879
Fourth Quarter	168.78	149.68	161.63	9.40	2,242,941
2016
First Quarter	176.27	152.61	166.80	9.69	3,160,365
Second Quarter	175.27	158.54	169.18	9.15	2,616,829
Third Quarter	182.26	165.55	178.75	9.24	2,740,262
Fourth Quarter	183.34	154.07	157.67	7.65	3,287,989
October	183.34	178.55	181.30	9.65	2,325,085
November	177.93	160.27	160.91	7.87	4,591,266
December	161.95	154.07	157.67	7.65	3,009,676
2017
January	165.60	156.86	156.86	7.53	2,695,523
February	164.47	158.54	161.82	8.09	2,452,659
March	173.99	164.42	166.04	8.82	2,624,651
First Quarter	173.99	156.86	166.04	8.82	2,557,817

(1)	The prices and average daily trading volume for the BD Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.
(2)	High and low closing prices for the periods presented.
(3)	Closing price on the last day of the periods presented.
(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the BD Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the U.S. Federal Reserve Board using the period-end exchange rate.

	ADSs(1)
	U.S. dollars			Average Daily Trading Volume (ADSs)
	High(2)	Low(2)	Close(3)
2012	101.70	67.47	100.70	535,718
2013	124.96	88.66	97.87	604,552
2014	100.26	81.94	88.03	417,239
2015
First Quarter	95.74	82.97	93.50	426,634
Second Quarter	98.88	87.52	89.09	338,531
Third Quarter	93.83	81.90	89.25	373,119
Fourth Quarter	101.96	88.43	92.35	377,262
2016
First Quarter	96.60	85.25	96.31	481,591
Second Quarter	97.38	87.28	92.49	467,101
Third Quarter	100.51	85.88	92.04	609,880
Fourth Quarter	98.65	75.49	76.21	673,218
October	98.65	93.23	95.67	585,366
November	96.26	78.05	78.05	903,911
December	79.32	75.49	76.21	530,377
2017
January	78.64	74.19	75.23	581,632
February	83.35	76.87	80.54	459,028
March	91.51	82.15	88.52	419,261
First Quarter	91.51	74.19	88.52	483,825

(1)	Each ADS comprises 10 BD Units. Prices and average daily trading volume were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.
(2)	High and low closing prices for the periods presented.
(3)	Closing price on the last day of the periods presented.

ITEM 10.	ADDITIONAL INFORMATION

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

This conversion and/or unbundling of shares would become effective two years after the date on which the shareholders agreed to such conversion and/or unbundling.

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

Taxation

The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our ADSs, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of ADSs. For purposes of this summary, the term “U.S. holder” means a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of ADSs or investors who hold our ADSs as part of a hedge, straddle, conversion or integrated transaction, partnerships that hold ADSs, or partners therein, nonresident aliens present in the United States for more than 182 days in a taxable year, or investors who have a “functional currency” other than the U.S. dollar. This summary deals only with U.S. holders that will hold our ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the voting shares (including ADSs) of the company.

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

United States Taxation

Tax Considerations Relating to the ADSs

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as owners of the shares represented by those ADSs.

Taxation of Dividends. The gross amount of any distributions paid with respect to our shares represented by our ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be included in the gross income of a U.S. holder as foreign source dividend income on the day on which the dividends are received by the ADS depositary and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Because we do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, it is expected that distributions paid to U.S. holders generally will be reported as dividends.

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

The amount of Mexican tax withheld generally will give rise to a foreign tax credit or deduction for U.S. federal income tax purposes. Dividends generally will constitute “passive category income” for purposes of the foreign tax credit (or in the case of certain U.S. holders, “general category income”). The foreign tax credit rules are complex. U.S. holders should consult their own tax advisors with respect to the implications of those rules for their investments in our ADSs.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs generally is subject to taxation at the reduced rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are “readily tradable on an established U.S. securities market” and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2016 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2017 taxable year.

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

Specified Foreign Financial Assets. Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of USD 50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the ADSs, including the application of the rules to their particular circumstances.

U.S. Tax Consequences for Non-U.S. Holders

Taxation of Dividends and Capital Gains. Subject to the discussion below under “United States Backup Withholding and Information Reporting,” a holder of ADSs that is not a U.S. holder (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on ADSs or on any gain realized on the sale of ADSs.

United States Backup Withholding and Information Reporting. While non-U.S. holders generally are exempt from information reporting and backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

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

Cooperation Framework with The Coca-Cola Company

In July 2016, Coca-Cola FEMSA announced a new, comprehensive framework with The Coca-Cola Company. This cooperation framework seeks to maintain a mutually beneficial business relationship over the long-term, which will allow both companies to focus on continuing to drive the business forward and generating profitable growth. The cooperation framework contemplates the following main objectives:

•

Long term guidelines to the relationship economics: Concentrate prices for sparkling beverages in Mexico will gradually increase over a three-year period beginning in July 2017 through July 2020. Based on our internal estimates for revenues and sales volume mix, we currently expect the incremental cost in Mexico to be the Mexican peso equivalent of approximately US$35 million per year for each year during such period.

•

Other Concentrate Price Adjustments. Potential future concentrate price adjustments for sparkling beverages and flavored water in Mexico will take into account investment and profitability levels that are beneficial both to us and The Coca-Cola Company.

•

Marketing and commercial strategies. We and The Coca-Cola Company are committed to implementing marketing and commercial strategies as well as productivity programs to maximize profitability. We believe that these initiatives will partially mitigate the effects of concentrate price adjustments.

The Coca-Cola Company also recognizes our strong operating model and execution capabilities. With respect to territories of The Coca-Cola Company’s Bottling Investments Group that it may divest in the future, we have reached an understanding with The Coca-Cola Company to assess, on a preferred basis, the acquisition of available territories.

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

The bottler agreements include an acknowledgment by Coca-Cola FEMSA that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the formulas with which The Coca-Cola Company’s concentrates are made. Subject to Coca-Cola FEMSA’s exclusive right to distribute Coca-Cola trademark beverages in its territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of Coca-Cola FEMSA’s territories. Coca-Cola FEMSA’s bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which Coca-Cola FEMSA purchases concentrate under the bottler agreements may vary materially from the prices Coca-Cola FEMSA has historically paid. However, under Coca-Cola FEMSA’s bylaws and the shareholders agreement among The Coca-Cola Company and certain of its subsidiaries and us, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain voting rights of the directors appointed by The Coca-Cola Company. This provides Coca-Cola FEMSA with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to us pursuant to such shareholder agreement and our bylaws. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—The Shareholders Agreement.”

The Coca-Cola Company has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. The Coca-Cola Company may also introduce new beverages in Coca-Cola FEMSA’s territories in which case Coca-Cola FEMSA has a right of first refusal with respect to the manufacturing, packaging, distribution and sale of such new beverages subject to the same obligations as then exist with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit Coca-Cola FEMSA from producing, bottling or handling beverages other than Coca-Cola trademark beverages, or other products or packages that would imitate, infringe upon, or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, except under the authority of, or with the consent of, The Coca-Cola Company. The bottler agreements also prohibit Coca-Cola FEMSA from acquiring or holding an interest in a party that engages in such restricted activities. The bottler agreements impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company so as to conform to policies approved by The Coca-Cola Company. In particular, Coca-Cola FEMSA is obligated to:

•

maintain plant and equipment, staff and distribution facilities capable of manufacturing, packaging and distributing the Coca-Cola trademark beverages in authorized containers in accordance with its bottler agreements and in sufficient quantities to satisfy fully the demand in its territories;

•	undertake adequate quality control measures established by The Coca-Cola Company;

•	develop, stimulate and satisfy fully the demand for Coca-Cola trademark beverages using all approved means, which includes the investment in advertising and marketing plans;

•	maintain a sound financial capacity as may be reasonably necessary to assure performance by it and its subsidiaries of its obligations to The Coca-Cola Company; and

•	submit annually to The Coca-Cola Company its marketing, management, promotional and advertising plans for the ensuing year.

The Coca-Cola Company contributed a significant portion of Coca-Cola FEMSA’s total marketing expenses in Coca-Cola FEMSA’s territories during 2016 and has reiterated its intention to continue providing such support as part of Coca-Cola FEMSA’s cooperation framework. Although Coca-Cola FEMSA believes that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—The Shareholders Agreement.”

Coca-Cola FEMSA has separate bottler agreements with The Coca-Cola Company for each of the territories where it operates, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of December 31, 2016, Coca-Cola FEMSA had:

•

nine bottler agreements in Mexico: (i) two agreements for the Valley of Mexico territory, which are up for renewal in August 2017 and June 2023, (ii) the agreement for the southeast territory, which is up for renewal in June 2023, (iii) three agreements for the central territory, which are up for renewal in August 2017 (two agreements) and May 2025, (iv) the agreement for the northeast territory, which is up for renewal in August 2017, and (v) two agreements for the Bajio territory, which are up for renewal in August 2017 and May 2025;

•	nine bottler agreements in Brazil, which are up for renewal in October 2017 (seven agreements) and April 2024 (two agreements); and

•

one bottler agreement in each of Argentina, which is up for renewal in September 2024, Colombia, which is up for renewal in June 2024; Venezuela, which is up for renewal in August 2026; Guatemala, which is up for renewal in March 2025; Costa Rica, which is up for renewal in September 2017; Nicaragua, which is up for renewal in May 2026 and Panama, which is up for renewal in November 2024.

The bottler agreements are subject to termination by The Coca-Cola Company in the event of default by Coca-Cola FEMSA. The default provisions include limitations on the change in ownership or control of Coca-Cola FEMSA and the assignment or transfer of the bottler agreements and are designed to preclude any person not acceptable to The Coca-Cola Company from obtaining an assignment of a bottler agreement or from acquiring Coca-Cola FEMSA independently of other rights set forth in the shareholders’ agreement. These provisions may prevent changes in Coca-Cola FEMSA’s principal shareholders, including mergers or acquisitions involving sales or dispositions of Coca-Cola FEMSA’s capital stock, which will involve an effective change of control, without the consent of The Coca-Cola Company. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—The Shareholders Agreement.”

Coca-Cola FEMSA has also entered into tradename license agreements with The Coca-Cola Company pursuant to which it is authorized to use certain trademark names of The Coca-Cola Company with Coca-Cola FEMSA’s corporate name. These agreements have a ten-year term and are automatically renewed for ten-year terms, but are terminated if Coca-Cola FEMSA ceases to manufacture, market, sell and distribute Coca-Cola trademark products pursuant to the bottler agreements or if the shareholders agreement is terminated. The Coca-Cola Company also has the right to terminate a license agreement if Coca-Cola FEMSA uses its trademark names in a manner not authorized by the bottler agreements.

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

Corporate Governance Agreement

On April 30, 2010, FEMSA, CB Equity (as transferee of the Heineken N.V. and Heineken Holding N.V. Exchange Shares and Allotted Shares), Heineken N.V., Heineken Holding N.V. and L’Arche Green N.V. (as majority shareholder of Heineken Holding N.V.) entered into a corporate governance agreement, which we refer to as the Corporate Governance Agreement, which establishes the terms of the relationship between Heineken and FEMSA after the closing of the Heineken transaction.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2016, we had outstanding total debt of Ps. 139,248 million, of which 8.9% bore interest at variable interest rates and 91.1% bore interest at fixed interest rates. After giving effect to these contracts, as of December 31, 2016, 68.6% of our total debt was fixed rate and 31.4% of our total debt was variable rate (the total amount of debt and of variable rate debt and fixed rate debt used in the calculation of this percentage was obtained by converting only the units of investment debt for the related cross-currency swap, and it also includes the effect of related interest rate swaps). The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate, or LIBOR, (a benchmark rate used for Eurodollar loans), the Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate, or TIIE), and the Certificados de la Tesorería (Treasury Certificates, or CETES) rate. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our derivative financial instruments that are sensitive to changes in interest rates and exchange rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2016, plus spreads contracted by us. Our derivative financial instruments’ current payments are denominated in U.S. dollars and Mexican pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2016 exchange rate of Ps. 20.6640 per U.S. dollar.

The table below also includes the estimated fair value as of December 31, 2016 of:

•

short and long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;

•	long-term notes payable and capital leases, based on quoted market prices; and

•	cross-currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2016.

As of December 31, 2016, the fair value represents an increase in total debt of Ps. 1,036 million more than book value.

Principal by Year of Maturity

(in millions of Mexican pesos)	At December 31,(1)										2022 and Thereafter		Carrying Value at December 31, 2016		Fair Value at December 31, 2016		Carrying Value at December 31, 2015(1)
	2017		2018		2019		2020		2021
Short-term debt:
Fixed rate debt:
Colombian pesos
Bank loans	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	219
Interest rate		—		—		—		—		—		—		—		—		6.5%
Argentine pesos
Bank loans		644		—		—		—		—		—		644		669		165
Interest rate		32.0%		—		—		—		—		—		32.0%		—		26.2%
Chilean pesos
Bank loans		338		—		—		—		—		—		338		338		1,442
Interest rate		4.3%		—		—		—		—		—		4.3%		—		4.2%
Finance leases		—		—		—		—		—		—		—		—		10
Interest rate		—		—		—		—		—		—		—		—		2.4%
U.S. dollars
Bank loans		206		—		—		—		—		—		206		208		—
Interest rate		3.4%		—		—		—		—		—		3.4%		—		—
Variable rate debt:
Colombian pesos
Bank loans		723		—		—		—		—		—		723		720		235
Interest rate		9.1%		—		—		—		—		—		9.1%		—		8.2%
Brazilian reais
Bank loans		—		—		—		—		—		—		—		—		168
Interest rate		—		—		—		—		—		—		—		—		14.8%
Chilean pesos
Bank loans		1		—		—		—		—		—		1		1		—
Interest rate		10.0%		—		—		—		—		—		10.0%		—		—

Total short-term debt	Ps.	1,912	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,912	Ps.	1,936	Ps.	2,239

Long-term debt:
Fixed rate debt:
Euro
Senior unsecured notes	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	21,627	Ps.	21,627	Ps.	22,178		—
Interest rate		—		—		—		—		—		1.8%		1.8%		—		—
U.S. dollars
Senior notes		—		20,625		—		10,297		—		30,781		61,703		64,230	Ps.	51,333
Interest rate		—		2.4%		—		4.6%		—		4.4%		3.8%		—		3.8%
Senior notes due 2023		—		—		—		—		—		6,117		6,117		5,953		5,068
Interest rate		—		—		—		—		—		2.9%		2.9%		—		2.9%
Senior notes due 2043		—		—		—		—		—		14,128		14,128		13,749		11,675
Interest rate		—		—		—		—		—		4.4%		4.4%		—		4.4%
Finance leases		7		6		5		2		—		—		20		20		—
Interest rate		4.0%		4.0%		3.8%		4.0%		—		—		3.9%		—		—
Mexican pesos
Units of investment (UDIs)		3,245		—		—		—		—		—		3,245		3,245		3,385
Interest rate		4.2%		—		—		—		—		—		4.2%		—		4.2%
Domestic senior notes		—		—		—		—		2,497		7,494		9,991		8,983		9,989
Interest rate		—		—		—		—		8.3%		5.5%		6.2%		—		6.2%
Brazilian reais
Bank loans		282		227		106		50		41		36		742		714		819
Interest rate		4.7%		5.1%		7.4%		5.1%		5.1%		5.1%		5.3%		—		6.0%
Finance leases		—		—		—		—		—		—		—		—		460
Interest rate		—		—		—		—		—		—		—		—		4.6%
Notes payable		—		—		7,022		—		—		—		7,022		6,547		—
Interest rate		—		—		0.4%		—		—		—		0.4%		—		—
Argentine pesos
Bank loans		—		—		—		—		—		—		—		—		18
Interest rate		—		—		—		—		—		—		—		—		15.3%
Chilean pesos
Bank loans		125		39		—		—		—		—		164		164		232
Interest rate		6.8%		7.9%		—		—		—		—		7.0%		—		7.5%
Finance leases		25		25		23		21		20		—		114		114		92
Interest rate		3.5%		3.6%		3.5%		3.3%		3.2%		—		3.4%		—		3.4%
Colombian pesos
Finance leases		—		758		—		—		—		—		758		750		—
Interest rate		—		9.6%		—		—		—		—		9.6%		—		—
Subtotal	Ps.	3,684	Ps.	21,680	Ps.	7,156	Ps.	10,370	Ps.	2,558	Ps.	80,183	Ps.	125,631	Ps.	126,647	Ps.	83,071

(1)	All interest rates shown in this table are weighted average contractual annual rates.

(in millions of Mexican pesos)	At December 31,(1)										2022 and Thereafter		Carrying Value at December 31, 2016		Fair Value at December 31, 2016		Carrying Value at December 31, 2015(1)
	2017		2018		2019		2020		2021
Variable rate debt:
U.S. dollars
Bank loans	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	4,218	Ps.	—	Ps.	4,218	Ps.	4,229	Ps.	—
Interest rate		—		—		—		—		1.6%		—		1.6%		—		—
Mexican pesos
Domestic senior notes		—		—		—		—		—		—		—		—		2,496
Interest rate		—		—		—		—		—		—		—		—		3.6%
Argentine pesos
Bank loans		40		—		—		—		—		—		40		40		123
Interest rate		27.8%		—		—		—		—		—		27.8%		—		32.2%
Brazilian reais
Bank loans		483		451		410		308		88		124		1,864		1,776		584
Interest rate		5.5%		5.5%		5.5%		5.5%		5.5%		5.5%		5.5%		—		10.1%
Notes payable		10		10		6		—		—		—		26		23		—
Interest rate		0.4%		0.4%		0.4%		—		—		—		0.4%		—		—
Colombian pesos
Bank loans		793		413		—		—		—		—		1,206		1,213		1,176
Interest rate		9.1%		10.0%		—		—		—		—		9.6%		—		6.9%
Chilean pesos
Bank loans		359		477		641		1,071		706		1,097		4,351		4,350		2,175
Interest rate		3.9%		3.9%		3.8%		3.8%		3.7%		3.6%		3.7%		—		6.0%

Subtotal	Ps.	1,685	Ps.	1,351	Ps.	1,057	Ps.	1,379	Ps.	5,012	Ps.	1,221	Ps.	11,705	Ps.	11,701	Ps.	6,554

Total long-term debt	Ps.	5,369	Ps.	23,031	Ps.	8,213	Ps.	11,749	Ps.	7,570	Ps.	81,404	Ps.	137,336	Ps.	138,348	Ps.	89,625

(1)	All interest rates shown in this table are weighted average contractual annual rates.

Hedging Derivative Financial Instruments (1)	2017		2018		2019		2020		2021		2022 and Thereafter		Total 2016		Total 2015
	(notional amounts in millions of Mexican pesos)
Interest rate swaps:
Mexican pesos
Variable to fixed rate:		—		—		77		—		727		2,787		3,591		1,273
Interest pay rate		—		—		6.5%		—		7.6%		4.8%		6.4%		7.0%
Interest receive rate		—		—		4.7%		—		4.7%		4.1%		5.1%		5.5%
Variable to fixed rate(2)
Interest pay rate		5.9%		—		—		—		—		—		5.9%		5.2%
Interest receive rate		6.0%		—		—		—		—		—		6.0%		3.4%
Variable to fixed rate(3)
Interest pay rate		—		—		—		—		—		7.2%		7.2%		7.2%
Interest receive rate		—		—		—		—		—		7.4%		7.4%		4.8%

Cross-currency swaps:
Units of investments to Mexican pesos and variable rate:
Fixed to variable(2)	Ps.	2,500	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,500	Ps.	2,500
Interest pay rate		5.9%		—		—		—		—		—		5.9%		3.4%
Interest receive rate		4.2%		—		—		—		—		—		4.2%		4.2%
U.S. dollars to Mexican pesos
Fixed to variable(3)		—		—		—		—		—		11,403		11,403		11,403
Interest pay rate		—		—		—		—		—		7.4%		7.4%		4.8%
Interest receive rate		—		—		—		—		—		4.0%		4.0%		4.0%
Variable to fixed		—		9,092		—		—		—		—		9,092		7,571
Interest pay rate		—		6.0%		—		—		—		—		6.0%		3.5%

Hedging Derivative Financial Instruments (1)	2017	2018	2019	2020	2021	2022 and Thereafter	Total 2016	Total 2015
	(notional amounts in millions of Mexican pesos)
Interest receive rate	—	2.4%	—	—	—	—	2.4%	2.4%
Fixed to fixed	—	2,376	—	10,332	—	6,743	19,451	1,267
Interest pay rate	—	6.4%	—	9.1%	—	9.1%	8.8%	5.7%
Interest receive rate	—	2.4%	—	4.6%	—	3.8%	4.1%	2.9%
U.S. dollars to Brazilian reais
Fixed to variable	207	9,195	7,022	4,786	—	—	21,210	5,592
Interest pay rate	14.3%	12.6%	10.1%	12.9%	—	—	11.9%	12.7%
Interest receive rate	3.4%	2.5%	0.4%	2.9%	—	—	1.9%	2.7%
Variable to variable	—	18,598	—	—	4,236	—	22,834	17,551
Interest pay rate	—	12.6%	—	—	11.7%	—	12.4%	12.6%
Interest receive rate	—	2.1%	—	—	1.5%	—	2.0%	2.1%
Chilean pesos
Variable to fixed	—	—	—	827	—	—	827	1,097
Interest pay rate	—	—	—	6.9%	—	—	6.9%	6.9%
Interest receive rate	—	—	—	6.2%	—	—	6.2%	6.8%

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)	Interest rate swaps with a notional amount of Ps. 1,250 that receive a variable rate of 6.0% and pay a fixed rate of 5.9%; joined with a cross-currency swap of the same notional amount, which covers units of investments to Mexican pesos, that receives a fixed rate of 4.2% and pays a variable rate of 5.9%.
(3)	Interest rate swaps with a notional amount of Ps. 11,403 that receive a variable rate of 7.4% and pay a fixed rate of 7.2%; joined with a cross-currency swap of the same notional amount, which covers U.S. dollars to Mexican pesos, that receives a fixed rate of 4.0% and pay a variable rate of 7.4%.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to variable-rate liabilities held at FEMSA as of December 31, 2016 would increase our interest expense by approximately Ps. 354 million, or 3.7%, over the 12-month period of 2017, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country where we operate, relative to the U.S. dollar. In 2016, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency at December 31, 2016

Region	Currency	% of Consolidated Total Revenues
Mexico and Central America(1)	Mexican peso and others	67%
Venezuela(2)	Bolivar fuerte	5%
South America	Brazilian reais, Argentine peso, Colombian peso, Chilean peso	28%

(1)	Mexican peso, Quetzal, Balboa, Colon, Cordoba and U.S. dollar.
(2)	We have translated the revenues for the entire year using DICOM exchange rate. As of December 31, 2016, this rate was 673.76 bolivars per US$ 1.00.

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. As of December 31, 2016, after giving effect to all cross-currency swaps and interest rate swaps, 36.2% of our long-term indebtedness was denominated in Mexican pesos, (4.1%) was denominated in U.S. dollars, 0.9% was denominated in Colombian pesos, 17.2% was denominated in Euros, 46.1% was denominated in Brazilian reais and 3.7% was denominated in Chilean pesos. We also have short-term indebtedness, which mostly consists of bank loans in Colombian pesos, Argentine pesos, Chilean pesos and U.S. dollars. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency-denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency-denominated long-term indebtedness is increased.

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar and Euro-denominated debt obligations as shown in the interest risk table above. We occasionally utilize financial derivative instruments to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies. Also, we occasionally use non-derivative financial instruments to hedge our exposure to the Euro relative to the Mexican peso, regarding our net investment in Heineken.

As of December 31, 2016, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and Euros. The notional amount of these forward agreements was Ps. 8,265 million, for which we have recorded a fair value asset of Ps. 117 million. The maturity date of these forward agreements is in 2017. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2016, a loss of Ps. 160 million on expired forward agreements was recorded in our consolidated results.

As of December 31, 2015, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and Euros. The notional amount of these forward agreements was Ps. 6,735 million, for which we have recorded a fair value asset of Ps. 299 million. The maturity date of these forward agreements was in 2016. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2015, a gain of Ps. 180 million was recorded in our consolidated results.

As of December 31, 2014, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and Euros. The notional amount of these forward agreements was Ps. 5,603 million, for which we have recorded a fair value asset of Ps. 272 million. The maturity date of these forward agreements was in 2015 and 2016. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2014, a loss of Ps. 38 million was recorded in our consolidated results.

As of December 31, 2016, we have not had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations.

As of December 31, 2015, we had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations. The notional amount of these options was Ps. 1,612 million, for which we have recorded a net fair value asset of Ps. 65 million as part of cumulative other comprehensive income. The maturity date of these options was in 2016.

As of December 31, 2014, we had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations. The notional amount of these options was Ps. 402 million, for which we have recorded a net fair value asset of Ps. 56 million as part of cumulative other comprehensive income. The maturity date of these options was in 2015.

As of December 31, 2016, we have long-term debt in the amount of €1,000. We have designated a non-derivative financial liability as a hedge on the net investment in our stake hold in Heineken. We recognized a foreign exchange loss, net of tax, of Ps. 1,443 million, which is as part of the exchange differences on translation of foreign operation within the cumulative other comprehensive income.

The following table illustrates the effects that hypothetical fluctuations in the exchange rates of the U.S. dollar and the Euro relative to the Mexican peso, and the U.S. dollar relative to the Brazilian reais and Colombian peso, would have on our equity and profit or loss:

Foreign Currency Risk(1)	Change in Exchange Rate	Effect on Equity
2016
FEMSA(2)	+17%MXN/EUR	Ps.	(293)
	-17% MXN/EUR		293
	+11%CLP/USD		12
	-11% CLP/USD		(12)
Coca-Cola FEMSA	+17%MXN/USD		916
	-17%MXN/USD		(916)
	+18%BRL/USD		203
	-18%BRL/USD		(203)
	+18%COP/USD		255
	-18%COP/USD		(255)
2015
FEMSA(2)	+14%MXN/EUR	Ps.	(319)
	-14% MXN/EUR		319
	+10%CLP/USD		9
	-10% CLP/USD		(9)
Coca-Cola FEMSA	+11%MXN/USD		(197)
	-11%MXN/USD		197
	+21%BRL/USD		(387)
	-21%BRL/USD		387
	+17%COP/USD		(113)
	-17%COP/USD		113
	+36%ARS/USD		(231)
	-36%ARS/USD		231
2014
FEMSA(2)	+9%MXN/EUR	Ps.	(278)
	-9% MXN/EUR		278
Coca-Cola FEMSA	+7%MXN/USD		119
	-7%MXN/USD		(119)
	+14%BRL/USD		96
	-14%BRL/USD		(96)
	+9%COP/USD		42
	-9%COP/USD		(42)
	+11%ARS/USD		22
	-11%ARS/USD		(22)

(1)	Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.
(2)	The sensitivity analysis effects include all subsidiaries of the Company, except Coca-Cola FEMSA.

As of December 31, 2016, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 2,707 million that expire in 2017, for which we have recorded a net fair value asset of Ps. 1,155 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 39,262 million that expire in 2018, for which we have recorded a net fair value liability of Ps. 1,149 million; (iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 7,022 million that expire in 2019, for which we have recorded a net fair value liability of Ps. 265 million; (iv) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 19,474 million that expire in 2020, for which we have recorded a net fair value liability of Ps. 44 million; (v) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 5,076 million that expire in 2021, for which we have recorded a net fair value liability of Ps. 100 million; (vi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 12,670 million that expire in 2023, for which we have recorded a net fair value asset of Ps. 9,057 million; (vii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 925 million that expire in 2026, for which we have recorded a net fair value liability of Ps. 131 million; and (viii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 5,476 million that expire in 2027 for which we have recorded a net fair value asset of Ps. 125 million.

As of December 31, 2015, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 2,711 million that expire in 2017, for which we have recorded a net fair value asset of Ps. 1,159 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 30,714 million that expire in 2018, for which we have recorded a net fair value asset of Ps. 2,216 million; (iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 4,034 million that expire in 2020, for which we have recorded a net fair value liability of Ps. 116 million; and (iv) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 12,670 million that expire in 2023, for which we have recorded a net fair value asset of Ps. 4,859 million.

As of December 31, 2014, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 30 million that expire in 2015, for which we have recorded a net fair value asset of Ps. 6 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 2,711 million that expire in 2017, for which we have recorded a net fair value asset of Ps. 1,209 million; (iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 33,410 million that expire in 2018, for which we have recorded a net fair value asset of Ps. 3,002 million; (iv) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 369 million that expire in 2019, for which we have recorded a net fair value asset of Ps. 15 million; (v) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 12,670 million that expire in 2023, for which we have recorded a net fair value asset of Ps. 2,060 million.

Certain cross-currency swap instruments did not meet the hedging criteria for accounting purposes. For the year ended December 31, 2016, no change in the estimated fair value was recorded in the income statement. Nonetheless, for the years ended December 31, 2015 and 2014; consequently, changes in the estimated fair value were recorded in the income statement. The changes in fair value of these contracts represented a loss of Ps 20 million in 2015 and a gain of Ps. 59 million in 2014.

A hypothetical, instantaneous and unfavorable 10% devaluation of the Mexican peso relative to the U.S. dollar occurring on December 31, 2016 would result in a foreign exchange loss decreasing our consolidated net income by approximately Ps. 1,448 million over the 12-month period of 2017, reflecting greater foreign exchange loss related to our U.S. dollar denominated indebtedness, net of a gain in the cash balances held by us in U.S. dollars and Euros.

As of April 12, 2017, the exchange rates relative to the U.S. dollar of all the countries where we operate, as well as their devaluation/revaluation effect compared to December 31, 2016, were as follows:

Country	Currency	Exchange Rate as of April 12, 2016	(Devaluation) / Revaluation
Mexico	Mexican peso	18.69	9.5%
Brazil	Brazilian reais	3.15	3.5%
Venezuela	Bolivar fuerte (1)	713.96	(6.0)%
Colombia	Colombian peso	2,868.60	4.4%
Argentina	Argentine peso	15.19	4.4%
Costa Rica	Colon	569.28	(1.5)%
Guatemala	Quetzal	7.34	2.4%
Nicaragua	Cordoba	29.73	(1.4)%
Panama	U.S. dollar	1.00	—
Euro Zone	Euro	0.94	0.9%
Peru	Nuevo sol	3.26	3.0%
Chile	Chilean peso	652.80	2.2%

(1)	DICOM exchange rate.

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies in each of the countries where we operate, relative to the U.S. dollar, occurring on December 31, 2016, would produce a reduction (or gain) in stockholders’ equity as follows:

Country	Currency	Reduction in Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	1,306
Brazil	Brazilian reais	3,270
Venezuela	Bolivar fuerte	443
Colombia	Colombian peso	1,279
Costa Rica	Colon	467
Argentina	Argentine peso	128
Guatemala	Quetzal	103
Nicaragua	Cordoba	111
Panama	U.S. dollar	305
Peru	Nuevo sol	5
Chile	Chilean peso	814
Euro Zone	Euro	9,259
U.S.A	U.S. dollar	144

Equity Risk

As of December 31, 2016, 2015 and 2014, we did not have any equity derivative agreements, other than as described in Notes 4.1 and 20.7 of our audited consolidated financial statements.

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials that are exposed to variations of commodity price exchange rates. As of December 31, 2016, we had various derivative instruments contracts with maturity dates through 2017, notional amounts of Ps. 646 million and a fair value asset of Ps. 375 million. The results of our commodity price contracts for the years ended December 31, 2016, 2015, and 2014, were a gain of Ps. 241 million, loss of Ps. 619 million, and loss of Ps. 291 million, respectively, which were recorded in the results of each year.

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

Direct and indirect payments by the depositary

The depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders. For the year ended December 31, 2016, this amount was US$ 496,359.50.

ITEMS 13-14.	NOT APPLICABLE

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (or the Exchange Act) is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the 2013 framework in “Internal Controls—Integrated Framework,” as issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Our management’s assessment and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2016 excludes, in accordance with an accommodation provided by the SEC, an assessment of the internal control over financial reporting of Group Vonpar, which Coca-Cola FEMSA acquired in December 2016 and other businesses acquired in 2016 by us. These acquisitions collectively represented 4.6% and 4.2% of our total and net assets, respectively, as of December 31, 2016, and 1.0% and 0.5% of our revenues and net income, respectively, for the year ended December 31, 2016. No material changes in our internal control over financial reporting were identified as a result of these transactions.

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Mancera, S.C., a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, as stated in its report included herein.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of

Fomento Económico Mexicano, S.A.B. de C.V.:

We have audited Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 2013 Framework) (the COSO criteria). Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Vonpar, S.A. and its subsidiaries (collectively “Vonpar”) which was acquired on December 2016 and other businesses acquired in 2016, which are included in the 2016 consolidated financial statements of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries, and constituted 4.6 % and 4.2 % of Fomento Económico Mexicano, S.A.B. de C.V.’s total and net assets respectively, as of December 31, 2016 and 1.0% and 0.5 % of revenues and net income respectively, for the year then ended. Our audit of internal control over financial reporting of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries, also did not include an evaluation of the internal control over financial reporting of Vonpar and these other businesses.

In our opinion, Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income , comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016 and our report dated April 21, 2017 expressed an unqualified opinion thereon.

MANCERA, S.C.

A member firm of

Ernst & Young Global Limited

/s/ MANCERA, S.C

Monterrey, N.L., Mexico

April 21, 2017

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2016, 2015 and 2014, Mancera, S.C., a member practice of Ernst & Young Global Limited, was our auditor.

The following table summarizes the aggregate fees billed to us in 2016, 2015 and 2014 by Mancera, S.C., which is an independent registered public accounting firm, during the fiscal years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016		2015		2014
	(in millions of Mexican pesos)
Audit fees	Ps.	111	Ps.	101	Ps.	101
Audit-related fees		15		2		3
Tax fees		14		7		15
Other fees		4		36		5
Total	Ps.	144	Ps.	146	Ps.	124

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

We did not purchase any of our equity securities in 2016. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees––EVA Stock Incentive Plan.”

Purchases of Equity Securities

Period	Total Number of BD Units Purchased	Average Price Paid per BD Units		Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 2016	2,375,196	Ps.	164.49	—	—

ITEM 16F.	NOT APPLICABLE

ITEM 16G.	CORPORATE GOVERNANCE

Pursuant to Rule 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Law and the regulations issued by the CNBV. We also disclose the extent of compliance with the Código de Mejores Prácticas Corporativas (Mexican Code of Best Corporate Practices), which was created by a group of Mexican business leaders and was endorsed by the Mexican Stock Exchange.

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

Compensation Committee: A compensation committee composed entirely independent directors is required.	Compensation Committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders’ interests and corporate performance.

NYSE Standards	Our Corporate Governance Practices

Audit Committee: Listed companies must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.	Audit Committee: We have an Audit Committee of four members, as required by the Mexican Securities Law. Each member of the Audit Committee is an independent director, and its chairman is elected at the shareholders’ meeting.

Equity compensation plan: Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plan: Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives. Our current equity compensation plans have been approved by our board of directors.

Code of business conduct and ethics: Corporate governance guidelines and a code of conduct and ethics are required, with disclosure of any waiver for directors or executive officers.	Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16B of SEC Form 20-F. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.femsa.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16H.	NOT APPLICABLE

ITEM 17.	NOT APPLICABLE

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-184, incorporated herein by reference.

ITEM 19. EXHIBITS

1.1	Bylaws (estatutos sociales) of Fomento Económico Mexicano, S.A.B. de C.V., approved on April 22, 2008, together with an English translation thereof (incorporated by reference to Exhibit 1.1 of FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 333-08752)).

1.2	Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Emprex and FEMSA dated as of January 11, 2010 (incorporated by reference to Exhibit 1.2 of FEMSA’s Annual Report on Form 20-F filed on June 25, 2010 (File No. 333-08752)).

1.3	First Amendment to Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Emprex and FEMSA dated as of April 26, 2010 (incorporated by reference to Exhibit 1.3 of FEMSA’s Annual Report on Form 20-F filed on June 25, 2010 (File No. 333-08752)).

1.4	Corporate Governance Agreement, dated April 30, 2010, between Heineken Holding N.V., Heineken N.V., L’Arche Green N.V., FEMSA and CB Equity. (incorporated by reference to Exhibit 1.4 of FEMSA’s Annual Report on Form 20-F filed on April 27, 2012 (File No. 333-08752)).

2.1	Deposit Agreement, as further amended and restated as of May 11, 2007, among FEMSA, The Bank of New York Mellon (formerly The Bank of New York), and all owners and holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to FEMSA’s registration statement on Form F-6 filed on April 30, 2007 (File No. 333-142469)).

2.2	Specimen certificate representing a BD Unit, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, together with an English translation (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

2.3	Indenture dated as of February 5, 2010 among Coca-Cola FEMSA and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.4	First Supplemental Indenture dated as of February 5, 2010 among Coca-Cola FEMSA and The Bank of New York Mellon and the Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.5	Second Supplemental Indenture dated as of April 1, 2011 among Coca-Cola FEMSA, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as Guarantor, and The Bank of New York Mellon (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 17, 2011 (File No. 001-12260)).

2.6	Indenture dated as of April 8, 2013 between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent, and Transfer Agent (incorporated by reference to Exhibit 4.1 of FEMSA’s registration statement on Form F-3 filed on April 9, 2013 (File No. 333-187806)).

2.7	First Supplemental Indenture, dated as of May 10, 2013, between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish Paying Agent, including the form of global note therein (incorporated by reference to Exhibit 1.4 to FEMSA’s registration statement on Form 8-A filed on May 17, 2013 (File No. 001-35934)).

2.8	Third Supplemental Indenture dated as of September 6, 2013 among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as existing guarantor, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V., as additional guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333-187275)).

2.9	Fourth Supplemental Indenture dated as of October 18, 2013 among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V., as existing guarantors, Controladora Interamericana de Bebidas, S. de R.L. de C.V., as additional guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No. 333-187275)).

2.10	Fifth Supplemental Indenture dated as of November 26, 2013 among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S.A. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on December 5, 2013 (File No.1-2260)).

2.11	Sixth Supplemental Indenture dated as of January 21, 2014 among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S.A. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on January 27, 2014 (File No.1-2260)).

2.12	Seventh Supplemental Indenture dated as of November 23, 2015 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., as successor guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 2.9 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 15, 2016 (File No. 1-12260)).

2.13	Second Supplemental Indenture, dated as of March18, 2016, between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish Paying Agent, including the form of global note therein (incorporated by reference to Exhibit 2.13 of FEMSA’s Annual Report on Form 20-F filed on April 21, 2016 (File No. 1-35934)).

3.1	Amended Voting Trust Agreement among certain principal shareholders of FEMSA together with an English translation (incorporated by reference to FEMSA’s Schedule 13D as amended filed on August 11, 2005 (File No. 005-54705)).

4.1	Amended and Restated Shareholders’ Agreement, dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company and Inmex (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.2	Amendment, dated May 6, 2003, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.3	Second Amendment, dated February 1, 2010, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

4.4	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.5	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.6	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.7	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

4.8	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.9	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.10	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.11	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

4.12	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.13	Supply Agreement, dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.14	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.15	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Bajio, S.A. de C.V., and The Coca-Cola Company with respect to operations in Bajio, Mexico (English translation). (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.16	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

4.17	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas, S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

4.18	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo, S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.19	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio, S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.20	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).

4.21	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

4.22	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio, S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.23	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo, S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.24	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.25	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.26	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

4.27	The Coca-Cola Company Memorandum to Steve Heyer from Jose Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

4.28	Shareholders Agreement dated as of January 25, 2013, by and among KOF Philippines, Coca-Cola South Asia Holdings, Inc., Coca-Cola Holdings (Overseas) Limited and Controladora de Inversiones en Bebidas Refrescantes, S.L. (incorporated by reference to Exhibit 4.27 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on March 15, 2013 (File No. 1-12260)).

8.1	Significant Subsidiaries.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 21, 2017.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 21, 2017.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 21, 2017.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 21, 2017

Fomento Económico Mexicano, S.A.B. de C.V.

By:	/s/ Miguel Eduardo Padilla Silva
Miguel Eduardo Padilla Silva Chief Financial and Corporate Officer

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Fomento Económico Mexicano, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V. and its subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statement of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Heineken N.V. (a corporation in which the Company has a 12.53% interest) which is majority owned by Heineken Holding N.V. (a corporation in which the Company has a 14.94% interest) (collectively “Heineken”). In the consolidated financial statements, the Company’s investment in Heineken includes Ps. 57,618 (€. 2,648) and Ps.51,265 (€. 2,707) million at December 31, 2016 and 2015, respectively, and equity in the net income of Heineken of Ps. 6,430 (€. 308) Ps. 6,567 (€.378) and Ps.5,362 (€.303) million for the three years in the period ended December 31, 2016, which are exclusive of the impact of goodwill and other adjustments recorded by the Company. The financial statements of Heineken N.V., which reflect the amounts listed above, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts specified above, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to below present fairly, in all material respects, the consolidated financial position of Fomento Económico Mexicano, S.A.B. de C.V. and its subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fomento Económico Mexicano, S.A.B. de C.V. and its subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 21, 2017 expressed an unqualified opinion thereon.

MANCERA, S.C.

A member firm of

Ernst & Young Global Limited

/s/ MANCERA, S.C.

Monterrey, N.L., México

April 21, 2017

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	Note	December 2016 (*)	December 2016	December 2015
ASSETS
Current Assets:
Cash and cash equivalents	5	$2,117	Ps. 43,637	Ps. 29,396
Investments	6	6	120	19
Accounts receivable, net	7	1,272	26,222	18,012
Inventories	8	1,549	31,932	24,680
Recoverable taxes	24	447	9,226	8,544
Other current financial assets	9	131	2,705	2,418
Other current assets	9	199	4,109	3,654

Total current assets		5,721	117,951	86,723

Investments in associates and joint ventures	10	6,238	128,601	111,731
Property, plant and equipment, net	11	4,958	102,223	80,296
Intangible assets, net	12	7,434	153,268	108,341
Deferred tax assets	24	585	12,053	8,293
Other financial assets	13	744	15,345	8,955
Other assets,	13	785	16,182	4,993

TOTAL ASSETS		$26,465	Ps. 545,623	Ps. 409,332

LIABILITIES AND EQUITY
Current Liabilities:
Bank loans and notes payable	18	$93	Ps. 1,912	Ps. 2,239
Current portion of long-term debt	18	260	5,369	3,656
Interest payable		47	976	597
Suppliers		2,302	47,465	35,773
Accounts payable		564	11,624	9,236
Taxes payable		551	11,360	9,136
Other current financial liabilities	25	368	7,583	4,709

Total current liabilities		4,185	86,289	65,346

Long-Term Liabilities:
Bank loans and notes payable	18	6,401	131,967	85,969
Employee benefits	16	216	4,447	4,229
Deferred tax liabilities	24	535	11,037	6,230
Other financial liabilities	25	355	7,320	495
Provisions and other long-term liabilities	25	892	18,393	5,207

Total long-term liabilities		8,399	173,164	102,130

Total liabilities		12,584	259,453	167,476

Equity:
Controlling interest:
Capital stock		162	3,348	3,348
Additional paid-in capital		1,248	25,733	25,807
Retained earnings		8,187	168,796	156,532
Cumulative other comprehensive income (loss)		682	14,027	(4,163)

Total controlling interest		10,279	211,904	181,524

Non-controlling interest in consolidated subsidiaries	21	3,602	74,266	60,332

Total equity		13,881	286,170	241,856

TOTAL LIABILITIES AND EQUITY		$26,465	Ps. 545,623	Ps. 409,332

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Income Statements

For the years ended December 31, 2016, 2015 and 2014.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except per share amounts.

	Note	2016 (*)	2016		2015		2014
Net sales		$19,335	Ps.	398,622	Ps.	310,849	Ps.	262,779
Other operating revenues		42		885		740		670

Total revenues		19,377		399,507		311,589		263,449
Cost of goods sold		12,189		251,303		188,410		153,278

Gross profit		7,188		148,204		123,179		110,171

Administrative expenses		714		14,730		11,705		10,244
Selling expenses		4,634		95,547		76,375		69,016
Other income	19	56		1,157		423		1,098
Other expenses	19	287		5,909		2,741		1,277
Interest expense	18	468		9,646		7,777		6,701
Interest income		63		1,299		1,024		862
Foreign exchange gain (loss), net		55		1,131		(1,193)		(903)
Monetary position gain (loss), net		117		2,411		(36)		(319)
Market value gain on financial instruments		9		186		364		73

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		1,385		28,556		25,163		23,744
Income taxes	24	383		7,888		7,932		6,253
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	10	316		6,507		6,045		5,139

Consolidated net income		$1,318	Ps.	27,175	Ps.	23,276	Ps.	22,630

Attributable to:
Controlling interest		1,025		21,140		17,683		16,701
Non-controlling interest		293		6,035		5,593		5,929

Consolidated net income		$1,318	Ps.	27,175	Ps.	23,276	Ps.	22,630

Basic net controlling interest income:
Per series “B” share	23	$0.05		Ps.1.05		Ps.0.88	Ps.	0.83
Per series “D” share	23	0.06		1.32		1.10		1.04
Diluted net controlling interest income:
Per series “B” share	23	0.05		1.05		0.88		0.83
Per series “D” share	23	0.06		1.32		1.10		1.04

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016, 2015 and 2014.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	Note	2016 (*)	2016		2015		2014
Consolidated net income		$1,318	Ps.	27,175	Ps.	23,276	Ps.	22,630

Other comprehensive income:
Items that may be reclassified to consolidated net income, net of tax:
Valuation of the effective portion of derivative financial instruments	20	84		1,732		122		493
Loss on hedge of a net investment in a foreign operations	18	(70)		(1,443)		—		—
Exchange differences on the translation of foreign operations and associates		1,492		30,763		(2,234)		(12,256)
Share of other comprehensive (loss) income of associates and joint ventures	10	(108)		(2,228)		282		1,322

Total items that may be reclassified		1,398		28,824		(1,830)		(10,441)

Items that will not to be reclassified to consolidated net income in subsequent periods, net of tax:
Remeasurements of the net defined benefit liability share of other comprehensive (loss) income of associates and joint ventures		(49)		(1,004)		169		(881)
Remeasurements of the net defined benefit liability		(8)		(167)		144		(361)

Total items that will not be reclassified		(57)		(1,171)		313		(1,242)

Total other comprehensive income (loss), net of tax		1,341		27,653		(1,517)		(11,683)

Consolidated comprehensive income, net of tax		$2,659		Ps. 54,828		Ps. 21,759		Ps. 10,947

Controlling interest comprehensive income		1,908		39,330		19,165		11,283
Non-controlling interest comprehensive income (loss)		751		15,498		2,594		(336)

Consolidated comprehensive income, net of tax		$2,659		Ps. 54,828		Ps. 21,759		Ps. 10,947

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2015 and 2014.

Amounts expressed in millions of Mexican pesos (Ps.)

	Capital Stock		Additional Paid-in Capital		Retained Earnings		Valuation of the Effective Portion of Derivative Financial Instrument		Exchange Differences on the Translation of Foreign Operations and Associates		Remeasurements of the Net Defined Benefit Liability		Total Controlling Interest		Non-Controlling Interest		Total Equity
Balances at January 1, 2014	Ps.	3,346	Ps.	25,433	Ps.	130,840	Ps.	181	Ps.	779	Ps.	(1,187)	Ps.	159,392	Ps.	63,158	Ps.	222,550

Net income		—		—		16,701		—		—		—		16,701		5,929		22,630
Other comprehensive income, net of tax		—		—		—		126		(4,412)		(1,132)		(5,418)		(6,265)		(11,683)

Comprehensive income		—		—		16,701		126		(4,412)		(1,132)		11,283		(336)		10,947
Dividends declared		—		—		—		—		—		—		—		(3,152)		(3,152)
Issuance (repurchase) of shares associated with share-based payment plans		1		216		—		—		—		—		217		(21)		196
Other movements of equity method of associates, net of taxes		—		—		(419)		—		—		—		(419)		—		(419)

Balances at December 31, 2014		3,347		25,649		147,122		307		(3,633)		(2,319)		170,473		59,649		230,122

Net income		—		—		17,683		—		—		—		17,683		5,593		23,276
Other comprehensive income, net of tax		—		—		—		299		945		238		1,482		(2,999)		(1,517)

Comprehensive income		—		—		17,683		299		945		238		19,165		2,594		21,759
Dividends declared		—		—		(7,350)		—		—		—		(7,350)		(3,351)		(10,701)
Issuance of shares associated with share-based payment plans		1		158		—		—		—		—		159		57		216
Acquisition of Grupo Socofar (see Note 4)		—		—		—		—		—		—		—		1,133		1,133
Contributions from non-controlling interest		—		—		—		—		—		—		—		250		250
Other movements of equity method of associates, net of taxes		—		—		(923)		—		—		—		(923)		—		(923)

Balances at December 31, 2015		3,348		25,807		156,532		606		(2,688)		(2,081)		181,524		60,332		241,856

Net income		—		—		21,140		—		—		—		21,140		6,035		27,175
Other comprehensive income, net of tax		—		—		—		2,057		17,241		(1,108)		18,190		9,463		27,653

Comprehensive income		—		—		21,140		2,057		17,241		(1,108)		39,330		15,498		54,828
Dividends declared		—		—		(8,355)		—		—		—		(8,355)		(3,690)		(12,045)
Issuance of shares associated with share-based payment plans		—		(74)		—		—		—		—		(74)		9		(65)
Other equity instruments from acquisition of Vonpar (See note 4)		—		—		—		—		—		—		—		(485)		(485)
Other acquisitions and remeasurements (See note 4)		—		—		—		—		—		—		—		1,710		1,710
Contributions from non-controlling interest		—		—		—		—		—		—		—		892		892
Other movements of equity method of associates, net of taxes		—		—		(521)		—		—		—		(521)		—		(521)

Balances at December 31, 2016	Ps.	3,348	Ps.	25,733	Ps.	168,796	Ps.	2,663	Ps.	14,553	Ps.	(3,189)	Ps.	211,904	Ps.	74,266	Ps.	286,170

The accompanying notes are an integral part of these consolidated statements of changes in equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2015 and 2014.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	2016 (*)	2016	2015	2014
Cash flows from operating activities:
Income before income taxes	$1,701	Ps. 35,063	Ps. 31,208	Ps. 28,883
Adjustments for:
Non-cash operating expenses	199	4,111	2,873	209
Depreciation	586	12,076	9,761	9,029
Amortization	79	1,633	1,064	985
(Gain) loss on sale of long-lived assets	(8)	(170)	(249)	7
Loss (gain) on sale of shares	—	8	(14)	—
Disposal of long-lived assets	12	238	416	153
Impairment of long-lived assets	—	—	134	145
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	(316)	(6,507)	(6,045)	(5,139)
Interest income	(63)	(1,299)	(1,024)	(862)
Interest expense	468	9,646	7,777	6,701
Foreign exchange (gain) loss, net	(55)	(1,131)	1,193	903
Monetary position (gain) loss, net	(117)	(2,411)	36	319
Market value (gain) on financial instruments	(9)	(186)	(364)	(73)

Cash flow from operating activities before changes in operating accounts	2,477	51,071	46,766	41,260
Accounts receivable and other current assets	(92)	(1,889)	(4,379)	(4,962)
Other current financial assets	(68)	(1,395)	318	1,736
Inventories	(239)	(4,936)	(4,330)	(1,122)
Derivative financial instruments	6	130	441	245
Suppliers and other accounts payable	744	15,337	6,799	8,048
Other long-term liabilities	47	968	822	(2,308)
Other current financial liabilities	128	2,642	(570)	793
Employee benefits paid	(23)	(476)	(382)	(416)

Cash generated from operations	2,980	61,452	45,485	43,274
Income taxes paid	(549)	(11,321)	(8,743)	(5,910)

Net cash generated by operating activities	2,431	50,131	36,742	37,364

Cash flows from investing activities:
Acquisition of Grupo Socofar, net of cash acquired (see Note 4)	—	—	(6,890)	—
Partial payment of Vonpar, net of cash acquired (see Note 4)	(640)	(13,198)	—	—
Other acquisitions, net of cash acquired (see Note 4)	(244)	(5,032)	(5,821)	—
Other investments in associates and joint ventures	(106)	(2,189)	(291)	90
Purchase of investments	(6)	(118)	—	(607)
Proceeds from investments	1	20	126	589
Interest received	63	1,299	1,024	863
Derivative financial instruments	(11)	(220)	232	(25)
Dividends received from associates and joint ventures	159	3,276	2,394	1,801
Property, plant and equipment acquisitions	(926)	(19,083)	(17,485)	(16,985)
Proceeds from the sale of property, plant and equipment	28	574	630	209
Acquisition of intangible assets	(112)	(2,309)	(971)	(706)
Investment in other assets	(83)	(1,709)	(1,502)	(796)
Collections of other assets	—	2	223	—
Investment in other financial assets	(1)	(23)	(28)	(41)
Collection in other financial assets	3	65	—	—

Net cash used in investing activities	(1,875)	(38,645)	(28,359)	(15,608)

Cash flows from financing activities:
Proceeds from borrowings	1,292	26,629	8,422	5,354
Payments of bank loans	(265)	(5,458)	(15,520)	(5,721)
Interest paid	(265)	(5,470)	(4,563)	(3,984)
Derivative financial instruments	(168)	(3,471)	8,345	(2,267)
Dividends paid	(584)	(12,045)	(10,701)	(3,152)
Contributions from non-controlling interest	43	892	250	—
Other financing activities	11	220	26	482

Net cash generated (used in) by financing activities	64	1,297	(13,741)	(9,288)

Increase (decrease) in cash and cash equivalents	620	12,783	(5,358)	12,468

Initial balance of cash and cash equivalents	1,426	29,396	35,497	27,259

Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	71	1,458	(743)	(4,230)

Ending balance of cash and cash equivalents	$2,117	Ps. 43,637	Ps. 29,396	Ps. 35,497

(*)	Convenience translation to U.S. dollars ($) – see Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flow.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014.

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

The following is a description of the Company´s activities as of the date of the issuance of these consolidated financial statements, together with the ownership interest in each subholding company or business unit:

	% Ownership
Subholding Company	December 31, 2016	December 31, 2015	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”)	47.9% (1) (63.0% of the voting shares)	47.9% (1) (63.0% of the voting shares)	Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil, Argentina and Philippines (see Note 10 and 28). At December 31, 2016, The Coca-Cola Company (TCCC) indirectly owns 28.1% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 24.0% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”) and on the New York Stock Exchange, Inc (NYSE) in the form of American Depositary Shares (“ADS”) .

Retail Division	100%	100%	Small-box retail chain format operations in Mexico, Colombia and the United States, mainly under the trade name “OXXO” and “Big John” in Chile.
Fuel Division	100%	100%	Retail service stations for fuels, motor oils, lubricants and car care products under the trade name “OXXO GAS” with operations in Mexico.
Health Division (3)	Various (2)	Various (2)	Drugstores operations in Chile and Colombia, mainly under the trademark “Cruz Verde” and Mexico under different brands such as YZA, La Moderna and Farmacon.

CB Equity, LLP (“CB Equity”)	100%	100%	This Company holds Heineken N.V. and Heineken Holding N.V. shares, which represents in the aggregate a 20% economic interest in both entities (“Heineken”).

Other companies	100%	100%	Companies engaged in the production and distribution of coolers, commercial refrigeration equipment, plastic cases, food processing, preservation and weighing equipment; as well as logistic transportation and maintenance services to FEMSA’s subsidiaries and to third parties.

(1)	The Company controls Coca-Cola FEMSA’s relevant activities.
(2)	The former shareholders of Farmacias YZA hold a 25% stake in Cadena Comercial de Farmacias, S.A.P.I. de C.V., a subsidiary of FEMSA Comercio that holds all pharmacy business in Mexico (which we refer to as CCF). In addition, FEMSA Comercio through one of its subsidiaries, Cadena Comercial de Farmacias Sudamerica, S.P.A., holds a 60% stake in Grupo Socofar, see Note 4.1.2.
(3)	As of 2016, FEMSA Comercio – Health Division has been considered as a separate reportable segment, see Note 26.

FEMSA Comercio, S.A. de C.V. and subsidiaries (“FEMSA Comercio”)

Note 2. Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer Carlos Salazar Lomelín and Chief Financial and Corporate Officer Eduardo Padilla Silva on February 23, 2017. These consolidated financial statements and notes were then approved by the Company’s Board of Directors on February 24, 2017 and by the Shareholders meeting on March 16, 2017. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Financial and Corporate Officer on April 21, 2017, and subsequent events have been considered through that date (See Note 28).

2.2 Basis of measurement and presentation

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Available-for-sale investments.

•	Derivative financial instruments.

•	Long-term notes payable on which fair value hedge accounting is applied.

•	Trust assets of post-employment and other long-term employee benefit plans.

The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortised cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationship.

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

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2016, the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2016 were converted into U.S. dollars at the exchange rate of 20.6170 Mexican pesos per U.S. dollar as published by the Federal Reserve Bank of New York as of December 30, 2016 the last date in 2016 for available information. This arithmetic conversion should not be construed as representation that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate. As of April 12, 2017 (the issuance date of these financial statements on Form 20-F) such exchange rate was Ps. 18.7665 per U.S. dollar, a revaluation of 9.0% since December 31, 2016.

2.3 Critical accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in Note 3, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Real results may differ from these estimates.

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

2.3.1.1 Impairment of indefinite lived intangible assets, goodwill and depreciable long-lived assets

Intangible assets with indefinite lives including goodwill are subject to impairment tests annually or whenever indicators of impairment are present. An impairment exists when the carrying value of an asset or cash generating unit (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, the Company initially calculates an estimation of the value in use of the cash-generating units to which such assets have been allocated. Impairment losses are recognized in current earnings in the period the related impairment is determined.

The Company assesses at each reporting date whether there is an indication that a long-lived asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

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

2.3.1.3 Employee benefits

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

2.3.1.7 Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company to, and liabilities assumed by the Company from the former owners of the acquiree, the amount of any non-controlling interest in the acquiree, and the equity interests issued by the Company in exchange for control of the acquiree.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized and measured at their fair value, except that:

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

•	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard.

•	Indemnifiable assets are recognized at the acquisition date on the same basis as the indemnifiable liability subject to any contractual limitations.

For each acquisition, management’s judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, applying estimates or judgments in techniques used, especially in forecasting CGU’s cash flows, in the computation of WACC and estimation of inflation during the identification of intangible assets with indefinite live, mainly, goodwill, distribution and trademark rights.

2.3.2 Judgements

In the process of applying the Company’s accounting policies, management has made the following judgements which have the most significant effects on the amounts recognized in the consolidated financial statements.

2.3.2.1 Investments in associates

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

2.3.2.2 Joint arrangements

An arrangement can be a joint arrangement even though not all of its parties have joint control of the arrangement. When the Company is a party to an arrangement it shall assess whether the contractual arrangement gives all the parties, or a group of the parties, control of the arrangement collectively; joint control exists only when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Management needs to apply judgment when assessing whether all the parties, or a group of the parties, have joint control of an arrangement. When assessing joint control, management considers the following facts and circumstances such as:

a)	Whether all the parties or a group of the parties, control the arrangement, considering definition of joint control, as described in Note 3.11.2; and

b)	Whether decisions about the relevant activities require the unanimous consent of all the parties, or of a group of the parties.

As mentioned in Note 10, Coca-Cola FEMSA accounts for its 51% investment in Coca-Cola FEMSA Philippines, Inc. (CCFPI) as a joint venture. This is based on the facts that Coca-Cola FEMSA and TCCC: (i) make all operating decisions jointly during the initial four-year period; and (ii) potential voting rights to acquire the remaining 49% of CCFPI are not probable to be executed in the foreseeable future due to the fact the call option was “out of the money” as of December 31, 2016 and 2015.

2.3.2.3 Venezuela exchange rates and consolidation

As is further explained in Note 3.3 below, the exchange rate used to account for foreign currency denominated monetary items arising in Venezuela, and also the exchange rate used to translate the financial statements of the Company’s Venezuelan subsidiary for group reporting purposes are both key sources of estimation uncertainty in preparing the accompanying consolidated financial statements.

As is also explained in Note 3.3 below, the Company believes that it currently controls its subsidiary operations in Venezuela but recognizes the challenging economic and political environment in Venezuela. Should the Company in the future conclude that it no longer controls such operations, its consolidated financial statements would change as further explained below.

2.4 Application of recently issued accounting standards

The Company has applied the following amendments to IFRS during 2016:

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment is applied prospectively. For the Company´s pension plan there is no deep market for high-quality corporate bonds in mexican pesos, therefore, the Company continues to use government bond rates (see Note 16.1).

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

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary.

•	Derecognizes the carrying amount of any non-controlling interests.

•	Derecognizes the cumulative translation differences recorded in equity.

•	Recognizes the fair value of the consideration received.

•	Recognizes the fair value of any investment retained.

•	Recognizes any surplus or deficit in profit or loss.

•

Reclassifies the parent’s share of components previously recognized in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Company had directly disposed of the related assets or liabilities.

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

3.2 Business combinations

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date on which control is transferred to the Company. In assessing control, the Company takes into consideration substantive potential voting rights. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets.

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

Costs, other than those associated with the issuance of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, if after reassessment, subsequent changes to the fair value of the contingent considerations are recognized in consolidated net income.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items in which the accounting is incomplete, and discloses that its allocation is preliminary in nature. Those provisional amounts are adjusted retrospectively during the measurement period (not greater than 12 months from the acquisition date), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

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

Exchange differences on monetary items are recognized in consolidated net income in the period in which they arise except for:

•

The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation which are included in other comprehensive income, which is recorded in equity as part of cumulative translation adjustment within the cumulative other comprehensive income.

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

For incorporation into the Company’s consolidated financial statements, each foreign subsidiary, associates or joint venture’s individual financial statements are translated into Mexican pesos, as follows:

•

For hyperinflationary economic environments, the inflation effects of the origin country are recognized pursuant IAS 29 Financial Reporting in Hyperinflationary Economies, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statement and comprehensive income; and

•

For non-hyperinflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the income statement and comprehensive income is translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month if the exchange rate does not fluctuate significantly.

		Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
Country or Zone	Functional / Recording Currency	Average Exchange Rate for						Exchange Rate as of
		2016		2015		2014		December 31, 2016		December 31, 2015
Guatemala	Quetzal	2.46		2.07		1.72		2.75		2.25
Costa Rica	Colon	0.03		0.03		0.02		0.04		0.03
Panama	U.S. dollar	18.66		15.85		13.30		20.66		17.21
Colombia	Colombian peso	0.01		0.01		0.01		0.01		0.01
Nicaragua	Cordoba	0.65		0.58		0.51		0.70		0.62
Argentina	Argentine peso	1.26		1.71		1.64		1.30		1.32
Venezuela a)	Bolivar	a	)	a	)	a	)	a	)	a	)
Brazil	Reais	5.39		4.81		5.66		6.34		4.41
Chile	Chilean peso	0.03		0.02		0.02		0.03		0.02
Euro Zone	Euro (€)	20.66		17.60		17.66		21.77		18.94
Peru	Nuevo Sol	5.53		4.99		4.68		6.15		5.05
Ecuador	Peso	18.66		15.85		13.30		20.66		17.21
Philippines	Philippine peso	0.39		0.35		0.30		0.41		0.36

(1)	Exchange rates published by the Central Bank of each country were the Company operates.

a)	Venezuela

The Company has operated under exchange controls in Venezuela since 2003, which limit its ability to remit dividends abroad or make payments other than in local currency and which may increase the real price paid for raw materials and services purchased in local currency. Cash balances of the Company’s Venezuelan subsidiary which are not available for use at the time the Company prepares its consolidated financial statements are disclosed in Note 5.

The exchange rate used by the Company for its Venezuelan operations depends on the type of the transaction as explained below.

As of December 31, 2016 and 2015, companies in Venezuela were able to convert bolivars to U.S. dollars at one of the following legal exchange rates:

i)	The official exchange rate. Used for transactions involving what the Venezuelan government considers to be “essential goods and services”. Until March 10, 2016, most of the Company’s concentrate purchases from The Coca-Cola Company and other strategic suppliers qualified for such treatment. As of December 31, 2014 and 2015 the official exchange rate was 6.30 bolivars per U.S. dollar.

ii)	SICAD. Used for certain transactions, including payment of services and payments related to foreign investments in Venezuela, determined by the state-run system known as Sistema Complementario de Administración de Divisas or SICAD exchange rate. The SICAD determined this alternative exchange rate based on limited periodic sales of U.S. dollars through auctions. As of December 31, 2015 the SICAD exchange rate was 13.50 bolivars per U.S. dollar (Ps.1.27 per bolivar). During part of 2015, SICAD was used for certain types of transactions including purchases from other strategic suppliers that did not qualify by the official exchange rate. In February 2016, this exchange rate was eliminated and combined with the official exchange rate.

iii)	SICAD II. The Venezuelan government enacted a new law in 2014 that authorized an additional method of exchanging Venezuelan bolivars to U.S. dollars. During part of 2015 SICAD-II was used for certain types of transactions not covered by the official exchange rate or the SICAD exchange rate. In February 2015, this exchange rate was eliminated.

iv)	SIMADI. In February 2015, the Venezuelan government enacted a new market-based exchange rate determined by the system known as the Sistema Marginal de Divisas, or SIMADI. The SIMADI determined the exchange rates based on supply and demand of U.S. dollars. The SIMADI exchange rate as of December 31, 2015 was 198.70 bolivars per U.S. dollar (Ps. 0.09 per bolivar). As of December 31 2015, the Company used SIMADI to translate the results of its Venezuela subsidiary.

v)	DIPRO and DICOM. In March 10, 2016, the Venezuelan government announced the replacement of (a) the SIMADI exchange rate with a new market based exchange rate known as Divisas Complementarias, or “DICOM”, and (b) the official exchange rate with a preferential exchange rate denominated Divisa Protegida, or “DIPRO”. The DIPRO exchange rate is determined by the Venezuelan government and may be used to settle imports of a list of goods and raw materials. The DICOM exchange rate is determined based on supply and demand of U.S. dollars. As of December 31, 2016 the DIPRO and DICOM exchange rates were 10 bolivars and 673.76 bolivars per U.S. dollar, respectively. As of December 31, 2016 the Company used the DIPRO exchange rate to remeasure some of its liabilities in U.S. dollar that were originally recorded at the official exchange rate. The DICOM exchange rate was used in the remeasurement of certain liabilities and in the translation of the financial statements of its Venezuelan operations as of December 31, 2016.

The Company’s recognition of its Venezuelan operations involves a two-step accounting process in order to translate into bolivars all transactions in a different currency than bolivars and then to translate the bolivar amounts to Mexican Pesos.

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

As of December 31, 2016 Coca-Cola FEMSA had U.S. $429.8 million in monetary liabilities recorded using DIPRO exchange rate, mainly as explained above, Coca-Cola FEMSA continues to qualify for this exchange rate to pay for the import of various products into Venezuela, and its ability to renegotiate with their main suppliers, if necessary, the settlement of such liabilities in Bolivars. In addition, The Company has US$189.8 million recorded at DICOM.

As of December 31, 2015 Coca-Cola FEMSA had U.S. $418.5 million in monetary liabilities recorded using the official exchange rate, and US$138.7 million recorded at SICAD at the moment this exchange rate was determined by the government, of which US$44.9 million were recorded at 12.00 bolivars, US$35.9 were recorded at 12.80 bolivars and US$57.9 at 13.50 bolivars.

Coca-Cola FEMSA believes that these account payables for imports of essential goods should continue to qualify as transactions that may be settled using the DICOM rate, as they were recorded, but also recognizes the current illiquidity of the U.S. dollar market in Venezuela. If there is a change in the official exchange rate used in the future, or should Coca-Cola FEMSA determine these amounts no longer qualify, the Coca-Cola FEMSA may need to recognize a portion of the impact of this change in the income statement.

Step-two.- In order to integrate the results of the Venezuelan operations into the consolidated figures of Coca-Cola FEMSA, such Venezuelan results are translated from Venezuelan bolivars into Mexican pesos. During 2016 and 2015, the Coca-Cola FEMSA used DICOM (673.76 bolivars per USD) and SIMADI exchange rate (198.70 bolivars per USD) for accounting purposes respectively, based on the expectations that these would be the exchange rates at which dividends would be settled.

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a joint venture that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in other comprehensive income in respect of that operation attributable to the owners of the Company are recognized in the consolidated income statement. The Company continues to monitor all of its foreign operations, but most notably its Venezuela operations for the reasons explained herein. Over the past few years, the Coca-Cola FEMSA has recognized significant amounts of exchange difference in accumulated other comprehensive loss (approximating Ps. 20,230 million) related to such Venezuela operations. To the extent that economic and or operational conditions were to worsen in the future resulting in a conclusion that the Coca-Cola FEMSA no longer controls such operations, such would result in both deconsolidation and an income statement charge for the accumulated exchange loss. There can be no assurances that such might not happen in the future.

In addition, in relation to a partial disposal of a subsidiary that does not result in the Coca-Cola FEMSA losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e., partial disposals of associates or joint ventures that do not result in the Company losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Foreign exchange differences arising are recognized in equity as part of the cumulative translation adjustment.

The translation of assets and liabilities denominated in foreign currencies into Mexican pesos is for consolidation purposes and does not indicate that the Company could realize or settle the reported value of those assets and liabilities in Mexican pesos. Additionally, this does not indicate that the Company could return or distribute the reported Mexican peso value in equity to its shareholders.

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

•

Applying the appropriate inflation factors to restate capital stock, additional paid-in capital, net income, retained earnings and items of other comprehensive income by the necessary amount to maintain the purchasing power equivalent in the currency of Venezuela on the dates such capital was contributed or income was generated up to the date those consolidated financial statements are presented; and

•	Including the monetary position gain or loss in consolidated net income.

The Company restates the financial information of subsidiaries that operate in hyperinflationary economic environment using the consumer price index of each country (CPI). As of December 31, 2016, 2015, and 2014, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2014-2016	Type of Economy	Cumulative Inflation 2013-2015	Type of Economy	Cumulative Inflation 2012-2014	Type of Economy
Mexico	9.9%	Non-hyperinflationary	10.5%	Non-hyperinflationary	12.4%	Non-hyperinflationary
Guatemala	10.6%	Non-hyperinflationary	10.8%	Non-hyperinflationary	11.5%	Non-hyperinflationary
Costa Rica	5.1%	Non-hyperinflationary	8.1%	Non-hyperinflationary	14.6%	Non-hyperinflationary
Panama	2.8%	Non-hyperinflationary	5.1%	Non-hyperinflationary	9.7%	Non-hyperinflationary
Colombia	17.0%	Non-hyperinflationary	12.8%	Non-hyperinflationary	8.1%	Non-hyperinflationary
Nicaragua	13.1%	Non-hyperinflationary	15.8%	Non-hyperinflationary	21.9%	Non-hyperinflationary
Argentina (a)	99.7%	Non-hyperinflationary	59.2%	Non-hyperinflationary	52.6%	Non-hyperinflationary
Venezuela	2263.0%	Hyperinflationary	562.9%	Hyperinflationary	210.2%	Hyperinflationary
Brazil	25.2%	Non-hyperinflationary	24.7%	Non-hyperinflationary	19.0%	Non-hyperinflationary
Philippines (equity method investment)	5.7%	Non-hyperinflationary	8.3%	Non-hyperinflationary	9.9%	Non-hyperinflationary
Euro Zone	1.2%	Non-hyperinflationary	0.9%	Non-hyperinflationary	2.9%	Non-hyperinflationary
Chile	12.2%	Non-hyperinflationary	12.5%	Non-hyperinflationary	9.4%	Non-hyperinflationary
Peru	11.2%	Non-hyperinflationary	10.8%	Non-hyperinflationary	9.0%	Non-hyperinflationary
Ecuador	8.4%	Non-hyperinflationary	10.0%	Non-hyperinflationary	10.9%	Non-hyperinflationary

(a)	Argentina

As of December 2016 there are multiple inflation indices (including combination of indices in the case of CPI or certain months without official available information in the case of National Wholesale Price Index (WPI), as follows:

i.	CPI for the City and Greater Buenos Aires Area (New CPI-CGBA), for which the IMF noted improvements in quality, this new consumer price index will only be provided for periods after April 2016 and does not provide national coverage. The cumulative CPI inflation (using the indices of the City of Buenos Aires for November 2015 to April 2016) for the three years was 104.6% as of November 2016.

ii.	“Coeficiente de Estabilización de Referencia” (CER or Reference Stabilization Ratio) to calculate the three-year cumulative inflation rate in Argentina, the CER is used by the government of Argentina to adjust the rate they pay on certain adjustable rate bonds they issue. At November 30, 2016, the three-year cumulative inflation rate based on CER data is estimated to be approximately 92%.

iii.	WPI with a cumulative inflation for three years of 92.2% at November 2016 but not including information for November and December 2015 since it was not published by the National Bureau of Statistics of Argentina (INDEC). The WPI has historically been viewed as the most relevant inflation measure for companies by practitioners in Argentina.

As a result of the existence of multiple inflation indices, the Company believes it necessitates an increased level of judgment in determining whether the economy of Argentina should be considered highly inflationary.

The Company believes that general market sentiment is that on the basis of the quantitative and qualitative indicators in IAS 29, the economy of Argentina should not be considered as hyperinflationary as of December 31, 2016. However, it is possible that certain market participants and regulators could have varying views on this topic both during 2016 and as Argentina’s economy continues to evolve in 2017. The Company will continue to carefully monitor the situation and make appropriate changes if and when necessary.

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

3.6.1 Effective interest rate method (EIR)

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

3.6.2.1 Held-to maturity investments are those that the Company has the positive intent and ability to hold to maturity, and after initial measurement, such financial assets are subsequently measured at amortized cost, which includes any cost of purchase and premium or discount related to the investment. Subsequently, the premium/discount is amortized over the life of the investment based on its outstanding balance utilizing the effective interest method less any impairment. Interest and dividends on investments classified as held-to maturity are included in interest income.

3.6.3 Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. Loans and receivables with a stated term (including trade and other receivables) are measured at amortized cost using the effective interest method, less any impairment.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2016, 2015 and 2014 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements is Ps. 41, Ps. 53 and Ps. 47, respectively.

3.6.4 Other financial assets

Other financial assets include long term accounts receivable, derivative financial instruments and recoverable contingencies acquired from business combinations. Long term accounts receivable with a stated term are measured at amortized cost using the effective interest method, less any impairment.

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

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance for doubtful accounts. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to the allowance account. Changes in the carrying amount of the allowance account are recognized in consolidated net income.

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

The Company values and records all derivative financial instruments and hedging activities, in the consolidated statement of financial position as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data. Changes in the fair value of derivative financial instruments are recorded each year in current earnings otherwise as a component of cumulative other comprehensive income based on the item being hedged and the effectiveness of the hedge.

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

3.7.1.1 Cash flow hedges

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
3.7.1.2 Fair value hedges

The change in the fair value of a hedging derivative is recognized in the consolidated income statement as foreign exchange gain or loss. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated income statement as foreign exchange gain or loss.

For fair value hedges relating to items carried at amortized cost, , any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the EIR method. EIR amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in the consolidated net income.

3.7.2 Hedge of net investment in a foreign business

The Company applies hedge accounting to foreign currency differences arising between the functional currency of its investments abroad and the functional currency of the holding (Mexican peso), regardless of whether the net investment is held directly or through a sub-holding.

Differences in foreign currency that arise in the conversion of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income in the exchange differences on the translation of foreign operations and associates caption in other comprehensive income, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized as market value gain or loss on financial instruments within the consolidated income statements. When part of the hedge of a net investment is eliminated, the corresponding accumulated foreign currency translation effect is recognized as part of the gain or loss on disposal within the consolidated income statement.

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

Inventories represent the acquisition or production cost which is incurred when purchasing or producing a product. The operating segments of the Company use inventory costing methodologies to value their inventories, such as the weighted average cost method in Coca-Cola FEMSA, retail method (a method to estimate the average cost) in FEMSA Comercio – Retail Division and FEMSA Comercio – Health Division; and acquisition method in FEMSA Comercio – Fuel Division, except for the distribution centers which are valued with average cost method.

Cost of goods sold is based on the weighted average cost of the inventories at the time of sale. Cost of goods sold includes expenses related to the purchase of raw materials used in the production process, as well as labor costs (wages and other benefits), depreciation of production facilities, equipment and other costs, including fuel, electricity, equipment maintenance and inspection; expenses related to the purchase of goods and services used in the sale process of the Company’s products and expenses related to the purchase of gasoline, diesel and all engine lubricants used in the sale process of the Company.

3.10 Other current assets

Other current assets, which will be realized within a period of less than one year from the reporting date, are comprised of prepaid assets and product promotion agreements with customers.

Prepaid assets principally consist of advances to suppliers of raw materials, advertising, promotional, leasing and insurance costs, and are recognized as other current assets at the time of the cash disbursement. Prepaid assets are carried to the appropriate caption in the income statement when inherent benefits and risks have already been transferred to the Company or services have been received, respectively.

The Company has prepaid advertising costs which consist of television and radio advertising airtime in advance. These expenses are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in consolidated net income as incurred.

Coca-Cola FEMSA has agreements with customers for the right to sell and promote Coca-Cola FEMSA’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. During the years ended December 31, 2016, 2015 and 2014, such amortization aggregated to Ps. 582, Ps. 317 and Ps. 338, respectively.

3.11 Investments in associates and joint arrangements

3.11.1 Investments in associates

Associates are those entities over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control over those policies. Upon loss of significant influence over the associate, the Company measures and recognizes any retained investment at its fair value.

Investments in associates are accounted for using the equity method and initially recognized at cost, which comprises the investment’s purchase price and any directly attributable expenditure necessary to acquire it. The carrying amount of the investment is adjusted to recognize changes in the Company’s shareholding of the associate since the acquisition date. The financial statements of the associates are prepared for the same reporting period as the Company.

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

When the Company’s share of losses exceeds the carrying amount of the associate, including any advances, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has a legal or constructive obligation to pay the associate or has to make payments on behalf of the associate.

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

Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in the joint ventures as an investment and accounts for that investment using the equity method, as described in Note 3.11.1. As of December 31, 2016 and 2015 the Company does not have an interest in joint operations.

Upon loss of joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value.

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

Investments in progress consist of long-lived assets not yet in service, in other words, that are not yet ready for the purpose that they were bought, built or developed. The Company expects to complete those investments during the following 12 months.

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

•

Returnable: Are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles are recorded at acquisition cost and for countries with hyperinflationary economies, restated according to IAS 29, Depreciation of returnable bottles is computed using the straight-line method considering their estimated useful lives.

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

The Company’s intangible assets with an indefinite life mainly consist of rights to produce and distribute Coca-Cola trademark products in the Company’s territories. These rights are contained in agreements that are standard contracts that The Coca-Cola Company has with its bottlers. Additionaly, the Company´s intangible assets with an indefinite life consist of FEMSA Comercio – Health Division´s trademark rights which consist of standalone beauty store retail banners, pharmaceutical distribution to third-party clients and the production of generic and bioequivalent pharmaceuticals.

As of December 31, 2016, Coca-Cola FEMSA had nine bottler agreements in Mexico: (i) the agreements for the Valley of Mexico territory, which are up for renewal in August 2017 and June 2023, (ii) the agreement for the Southeast territory, which is up for renewal in June 2023, (iii) three agreements for the Central territory, which are up for renewal in August 2017 (two agreements), and May 2025, (iv) the agreement for the Northeast territory, which is up for renewal in August 2017, and (v) two agreements for the Bajio territory, which are up for renewal in August 2017 and May 2025.

As of December 31, 2016, Coca-Cola FEMSA had nine bottler agreements in Brazil, which are up for renewal in October 2017 (seven agreements) and April 2024 (two agreements); and one bottler agreement in each of Argentina, which is up for renewal in September 2024; Colombia, which is up for renewal in June 2024; Venezuela, which is up for renewal in August 2026; Guatemala, which is up for renewal in March 2025; Costa Rica, which is up for renewal in September 2017; Nicaragua, which is up for renewal in May 2026 and Panama, which is up for renewal in November 2024.

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

3.16 Impairment of long-lived assets

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest CGUs for which a reasonable and consistent allocation basis can be identified.

For the purpose of impairment testing, where a reasonable basis of allocation can not be identified, goodwill acquired in a business combination, from the acquisition date, is allocated to each of the group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

For goodwill and other indefinite lived intangible assets, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of related CGU might exceed its recoverable amount.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted, as discussed in Note 2.3.1.1.

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

The Company´s financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments, see Note 3.7.

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

3.18.5 Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated income statements.

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

For defined benefit retirement plans and other long-term employee benefits, such as the Company’s sponsored pension and retirement plans, seniority premiums and postretirement medical service plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. All remeasurements effects of the Company’s defined benefit obligation such as actuarial gains and losses are recognized directly in other comprehensive income (“OCI”). The Company presents service costs within cost of goods sold, administrative and selling expenses in the consolidated income statements. The Company presents net interest cost within interest expense in the consolidated income statements. The projected benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as of the end of each reporting period. Certain subsidiaries of the Company have established plan assets for the payment of pension benefits, seniority premiums and postretirement medical services through irrevocable trusts of which the employees are named as beneficiaries, which serve to increase the funded status of such plans’ related obligations.

Costs related to compensated absences, such as vacations and vacation premiums, are recognized on an accrual basis. Cost for mandatory severance benefits are recorded when the related event occurs.

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

During 2014, Coca-Cola FEMSA settled its pension plan in Brazil and consequently recognized the corresponding effects of the settlement on the results of the current period, refer to Note 16.

3.21 Revenue recognition

Sales of all of the Company products (including retail consumer goods, fuel and others) are recognized as revenue upon delivery to the customer, and once all the following conditions are satisfied:

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

Rendering of services and other

Revenue arising from logistic transportation, maintenance services and packing of raw materials are recognized in the revenues caption in the consolidated income statement.

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

Selling expenses include:

•

Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, write off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2016, 2015 and 2014, these distribution costs amounted to Ps. 20,250, Ps. 20,205 and Ps. 19,236, respectively;

•	Sales: labor costs (salaries and other benefits, including PTU) and sales commissions paid to sales personnel; and

•	Marketing: promotional expenses and advertising costs.

PTU is paid by the Company’s Mexican subsidiaries to its eligible employees. In Mexico, employee profit sharing is computed at the rate of 10% of the individual company taxable income. PTU in Mexico is calculated from the same taxable income for income tax, except for the following: a) neither tax losses from prior years nor the PTU paid during the year are deductible; and b) payments exempt from taxes for the employees are fully deductible in the PTU computation.

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

In Mexico, the income tax rate is 30% for 2016, 2015 and 2014, and as result of Mexican Tax Reform for 2014, it will remain at 30% for the following years.

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

Note 4. Mergers and Acquisitions

4.1 Mergers and acquisitions

The Company has had certain mergers and acquisitions for the years 2016 and 2015; which were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated income statements and the consolidated statements of financial position in the years of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the years ended December 31, 2016 and 2015 show the cash outflow for the merged and acquired operations net of the cash acquired related to those mergers and acquisitions. For the year ended December 31, 2014, the Company did not have any acquisitions or mergers.

4.1.1 Acquisition of Vonpar

On December 6, 2016, Coca-Cola FEMSA through its Brazilian subsidiary Spal Industria Brasileira de Bebidas, S.A. completed the acquisition of 100% of Vonpar S.A. (herein “Vonpar”) for a consideration transfered of Ps. 20,992. Vonpar was a bottler of Coca-Cola trademark products which operated mainly in Rio Grande do Sul and Santa Catarina, Brazil. This acquisition was made to reinforce the Company’s leadership position in Brazil.

Of the purchase price of approximately Ps. 20,992 (R$ 3,508); Spal paid an amount of approximately Ps. 10,370 (R$ 1,730) in cash on December 6, 2016.

On the same date Spal additionally paid Ps. 4,124 (R$ 688) in cash, of which in a subsequent and separate transaction the sellers commited to capitalize for an amount of Ps. 4,082 into Coca-Cola FEMSA in exchange for approximately 27.9 million KOF series L shares at an implicit value of Ps. 146.27, at the date of this financial statements the issuance of KOF series L shares are pending to be approved by Coca-Cola FEMSA shareholders and the Mexican Stock Exchange Regulators.

At closing, Spal issued and delivered a three-year promissory note to the sellers, for the remaining balance of R$ 1,090 million Brazilian reais (approximately Ps. 6,534 million as of December 6, 2016). The promissory note bears interest at an annual rate of 0.375%, and is denominated and payable in Brazilian reais. The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. The holders of the promissory note have an option, that may be exercised prior to the scheduled maturity of the promissory note, to capitalize the Mexican peso amount equivalent to the amount payable under the promissory note into a recently incorporated Mexican company which would then be merged into Coca-Cola FEMSA in exchange for Series L shares at a strike price of Ps.178.5 per share. Such capitalization and issuance of new Series L shares is subject to Coca-Cola FEMSA having a sufficient number of Series L shares available for issuance. As of December 6, 2016, the fair value of KOF series L (KL) shares was Ps. 128.88 per share, in addition the KL shares have not been issued, consequently as a result of this subsequent transaction an embedded financial instrument was originated and recorded into equity for an amount of Ps.485. In accordance with IAS 32, in the consolidated financial statements the purchase price was also adjusted to recognize the fair value of the embedded derivative arising from the difference between the implicit value of KL shares and the fair value at acquisition date.

As of December 31, 2016 Coca-Cola FEMSA is still in the process of completing its purchase price allocation of this transaction. Specifically, it is in the process of evaluating the fair value of the net assets acquired which valuation is in the process of completion with the assistance of a third party valuation expert. Coca-Cola FEMSA ultimately anticipates allocating a large component of this purchase price to the value of the distribution right agreement with the Coca-Cola Company, which will be an indefinite life intangible asset.

Transaction related costs of Ps. 35 were expensed by Spal as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Results of operation of Vonpar have been included in the Company’s consolidated operating results from the acquisition date.

Coca-Cola FEMSA preliminary estimate of the fair value of Vonpar’s net assets acquired and the reconciliation of cash flows is as follows:

	2016
Total current assets (including cash acquired of Ps. 1,287)	Ps.	4,390
Total non-current assets		10,855
Distribution rights		9,602

Total assets		24,847

Total liabilities		(11,709)

Net assets acquired		13,138

Goodwill		7,854

Total consideration transferred		20,992
Amount to be paid through Promissory Notes		(6,992)
Cash acquired of Vonpar		(1,287)
Amount recognized as embedded financial instrument		485
Net cash paid	Ps.	13,198

Coca-Cola FEMSA expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been preliminary allocated to Coca-Cola FEMSA’s cash generating unit in Brazil. The goodwill recognized and expected to be deductible for income tax purposes according to Brazil tax law, is Ps. 7,854.

Selected income statement information of Vonpar for the period from the acquisition date through to December 31, 2016 is as follows:

Income Statement	2016
Total revenues	Ps.	1,628
Income before income taxes		380
Net income	Ps.	252

4.1.2 Acquisition of Grupo Socofar

On September 30, 2015, FEMSA Comercio – Health Division completed the acquisition of 60% of Grupo Socofar. Grupo Socofar is an operator of pharmacies in South America which operated, directly and through franchises, 643 pharmacies and 154 beauty supply stores in Chile, and over 150 pharmacies in Colombia. Grupo Socofar was acquired for Ps. 7,685 in an all cash transaction. Transaction related costs of Ps. 116 were expensed by FEMSA Comercio – Health Division as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Socofar was included in operating results from the closing in September 2015.

The fair value of Grupo Socofar’s net assets acquired is as follows:

	2016 Final Purchase Price Allocation
Total current assets (including cash acquired of Ps. 795)	Ps.	10,499
Total non-current assets		4,240

Trademark rights		3,033

Total assets		17,772

Total liabilities		(12,564)

Net assets acquired		5,208

Goodwill		4,559 (1)

Non-controlling interest (2)		(2,082)

Total consideration transferred	Ps.	7,685

(1)	As a result of the purchase price allocation which was finalized in 2016, additional fair value adjustments from those recognized in 2015 have been recognized as follow: property, plant and equipment amounted of Ps. 197, trademark rights amounted of Ps. 3,033, other intangible assets with finete live amounted of Ps. 163 and deferred tax liabilities amounted of Ps. 1,009.
(2)	Measured at the proportionate share of the acquiree’s identificable net assets.

FEMSA Comercio – Health Division expects to recover the amount recorded as goodwill through synergies related to the implementation of successful practices from its existing Mexican operations such as speed and quality in execution of the customer’s value proposition and growth. Goodwill has been allocated to FEMSA Comercio Health Division cash generating units in South America (See Note 12).

Selected income statement information of Socofar for the period from the acquisition date through December 31, 2015 is as follows:

Income Statement	2015
Total revenues	Ps.	7,583
Income before income taxes		394
Net income	Ps.	354

FEMSA Comercio – Health Division entered into option transactions regarding the remaining 40% non-controlling interest not held by FEMSA Comercio – Health Division. The former controlling shareholders of Socofar may be able to put some or all of that interest to FEMSA Comercio – Health Division beginning (i) 42-months after the initial acquisition, upon the occurrence of certain events and (ii) 60 months after the initial acquisition, in any event, FEMSA Comercio – Health Division can call the remaining 40% non-controlling interest beginning on the seventh anniversary of the initial acquisition date. Both of these options would be exercisable at the then fair value of the interest and shall remain indefinitely.

4.1.3 Other acquisitions

During 2016, the Company completed a smaller acquisitions which in the aggregate amounted to Ps. 5,612. These acquisitions were primarily related to the following: (1) acquisition of 100% of Farmacias Acuña, a drugstore operator in Bogota, Colombia; at the acquisition date, Farmacias Acuña operated 51 drugstores.; (2) acquisition of an additional 50% of Specialty’s Café and Bakery Inc. shares, a small coffee and bakery restaurant (“Specialty’s”), reaching an 80% of ownership, with 56 stores in California, Washington and Illinois in the United States; (3) acquisition of 100% of Comercial Big John Limitada “Big John”, an operator of small-box retail format stores located in Santiago, Chile; at the acquisition date, Big John operated 49 stores; (4) acquisition of 100% of Operadora de Farmacias Generix, S.A.P.I. de C.V., a regional drugstore operator in Guadalajara, Guanajuato, Mexico City and Queretaro in Mexico; at the acquisition date, Farmacias Generix operated 70 drugstores and one distribution center; (5) acquisition of 100% of Grupo Torrey (which consist in many companies constituted as S.A. de C.V.), a Mexican company with 47 years of know-how in operation in the manufacture of equipment for the processing, conservation and weighing of foods, with corporate offices in Monterrey, Mexico and (6) acquisition of 80% of Open Market, a specialized company in providing end-to-end integral logistics solutions to the local and international companies which operate in Colombia. Transactions related costs in the aggregate amounted of Ps. 46 were expensed as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements.

The Company is currently in the process of allocating to all assets acquired and liabilities assumed in the acquisitions the consideration transferred as the sum of the acquisitions-dates fair values of the net assets acquired because it is conducting a detailed review process. The Company expects to finish the allocation during the following year but before the measurement period allowed by IFRS; preliminary estimate of fair value of 2016 acquisitions’ net assets acquired in the aggregate is as follows:

	2016
Total current assets (including cash acquired of Ps. 211)	Ps.	1,267
Total non-current assets		1,958

Total assets		3,225

Total liabilities		(1,664)

Net assets acquired		1,561

Goodwill		4,420

Non-controling interest (1)		(369)

Equity interest held previously		369

Total consideration transferred	Ps.	5,243

(1)	In the case of the acqusition of Specialty’s the non-controling interest was measured at fair value at the acquisition date, and for Open Market the non-controling interest was recognized at the proportionate share of the net assets acquired.

During 2016, FEMSA Comercio has been allocated goodwill in the acqusitions in FEMSA Comercio – Retail Division in Chile and FEMSA Comercio – Health Division in Mexico and Colombia, to each one respectively. FEMSA Comercio expects to recover the amount recorded through synergies related to the adoption of the Company’s economic current value proposition, the ability to apply the successful operational processes and expansion planning designed for each unit.

Other companies dedicated to the production, distribution of coolers and logistic transportation services have been allocated goodwill of Grupo Torrey and Open Market, respectively in Mexico and Colombia. The companies dedicated to the production and distribution expect to recover the goodwill through synergies related to operative improvements; in the case of logistic transportation services, through the know how of specialized skills to attend pharmaceutical market and increasing new customers in the countries where the company operates.

Selected income statement information of other acquisitions in the aggregate amount for the period from the acquisition date through December 31, 2016 is as follows:

Income Statement	2016
Total revenues	Ps.	2,400
Income before income taxes		(66)
Net income	Ps.	(126)

The former controlling shareholders of Open Market retain a put for their remaining 20% non-controlling interest that can be exercised (i) at any time after the acquisition date upon the occurrence of certain events and (ii) annually from January through April, after the third anniversary of the acquisition date. In any event, the Company through one of its subsidiaries can call the remaining 20% non-controlling interest annually from January through April, after the fifth anniversary of the acquisition date. Both options would be exercisable at the then fair value of the interest and shall remain indefinitely. Given that these options are exercisable at the then fair value on exercise date, their value is not significant at the acquisition date and at December 31, 2016.

During 2015, the Company completed smaller acquisitions and mergers which in the aggregate amounted to Ps. 5,892. These acquisitions and mergers were primarily related to the following: acquisition of 100% Farmacias Farmacon, a regional drugstore operator in the western Mexican states of Sinaloa, Sonora, Baja California and Baja California Sur with headquarters in the city of Culiacan, Sinaloa, at the acquisition date Farmacias Farmacon operated 215 stores; merger of 100% of PEMEX franchises in which FEMSA Comercio – Fuel Division has been providing operational and administrative services for gasoline service stations through agreements with third parties, using the commercial brand name “OXXO GAS”, at the acquisition date there were 227 OXXO GAS stations; acquisition of 100% of “Zimag”, supplier of logistics services in Mexico, with experience in warehousing, distribution and value added services over twelve cities in Mexico mainly in Mexico City, Monterrey, Guanajuato, Chihuahua, Merida and Tijuana; acquisition of 100% of Atlas Transportes e Logistica, supplier of logistics services in Brazil, with experience in the service industry breakbulk logistics with a network of 49 operative centers and over 1,200 freight units through all regions in Brazil. Transactions related costs in the aggregate amounted of Ps. 39 were expensed as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements.

The fair value of other acquisitions’ net assets acquired in the aggregate is as follows:

	Final Purchase Price Allocation
Total current assets (including cash acquired of Ps. 71)	Ps.	1,683
Total non-current assets		2,319

Total assets		4,002

Total liabilities		(2,955)

Net assets acquired		1,047

Goodwill		5,027	(1)

Total consideration transferred	Ps.	6,074

(1)	As a result of the purchase price allocation which was finalized in 2016, additional fair value adjustments from those recognized in 2015 have been recognized as follow: property, plant and equipment amounted of Ps. 130, trademark rights amounted of Ps. 453 and other liabilities amounted of Ps. 1,202

FEMSA Comercio – Health Division and the logistic services business expect to recover the amount recorded as goodwill through synergies related to the ability to apply the operational processes of these business units. Farmacias Farmacon goodwill have been allocated to FEMSA Comercio – Health Division cash generating unit in Mexico and merger of PEMEX franchises goodwill have been allocated to FEMSA Comercio – Fuel Division cash generating unit in Mexico. Zimag and Atlas Transportes e Logistica goodwill have been allocated into logistic services business’s cash generating unit in Mexico and Brazil, respectively.

Selected income statement information of these acquisitions for the period from the acquisition date through December 31, 2015 is as follows:

Income Statement	2015
Total revenues	Ps.	20,262
Income before income taxes		176
Net income	Ps.	120

Unaudited Pro Forma Financial Data

The following unaudited consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisition of Vonpar, Farmacias Acuña, Specialty´s, Big John, Farmacias Generix, Grupo Torrey and Open Market as if these acquisitions have occurred on January 1, 2016; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired companies. Unaudited pro forma financial data for all acquisitions and merger included, are as follow.

	Unaudited pro forma financial information for the –year ended December 31, 2016
Total revenues	Ps.	410,831
Income before income taxes and share of the profit of associates and joint ventures accounting for using the equity method		29,950
Net income		28,110

Basic net controlling interest income per share Series “B”	Ps.	1.08
Basic net controlling interest income per share Series “D”		1.35

Below are unaudited consolidated pro forma data of the acquisitions made on 2015 as if Grupo Socofar, Farmacias Farmacon, Zimag, Atlas Transportes e Logística and merger of PEMEX franchises were acquired on January 1, 2015:

	Unaudited pro forma financial information for the –year ended December 31, 2015
Total revenues	Ps.	340,600
Income before income taxes and share of the profit of associates and joint ventures accounting for using the equity method		27,485
Net income		25,004

Basic net controlling interest income per share Series “B”	Ps.	0.97
Basic net controlling interest income per share Series “D”		1.21

Note 5. Cash and Cash Equivalents

For the purposes of the statement of cash flows, the cash ítem includes cash on hand and in bank deposits and cash equivalents, which are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with a maturity date of three months or less at their acquisition date. Cash at the end of the reporting period as shown in the consolidated statement of cash flows is comprised of the following:

	December 31, 2016		December 31, 2015
Cash and bank balances	Ps.	18,140	Ps.	12,530
Cash equivalents (see Note 3.5)		25,497		16,866

	Ps.	43,637	Ps.	29,396

As explained in Note 3.3 above, the Company operates in Venezuela, which has a certain level of exchange control restrictions, that might prevent cash and cash equivalent balances from being available for use elsewhere in the group. At December 31, 2016 and 2015, cash and cash equivalent balances of the Company’s Venezuela subsidiaries were Ps. 2,764 and Ps. 1,259, respectively.

Note 6. Investments

As of December 31, 2016 and 2015 investments are classified as held-to maturity, the carrying value of the investments is similar to their fair value. The following is a detail of held-to maturity investments:

	2016		2015
Held-to Maturity (1)
Corporate debt securities
Acquisition cost	Ps.	118	Ps.	19
Accrued interest		2		—

Amortized cost	Ps.	120	Ps.	19

	Ps.	120	Ps.	19

(1)	Denominated in euros at a fixed interest rate. Investments as of December 31, 2016 mature during 2017.

For the years ended December 31, 2015 and 2014, the effect of the investments in the consolidated income statements under the interest income item is Ps. 1 and Ps. 3, respectively. For the year ended December 31, 2016 the Company recognized an immaterial amount in the consolidated income statement.

Note 7. Accounts Receivable, Net

	December 31, 2016		December 31, 2015
Trade receivables	Ps.	22,177	Ps.	14,696
Allowance for doubtful accounts		(1,193)		(849)
The Coca-Cola Company (see Note 14)		1,857		1,559
Loans to employees		229		151
Other related parties		254		243
Heineken (see Note 14)		1,041		754
Others		1,857		1,458

	Ps.	26,222	Ps.	18,012

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

The carrying value of accounts receivable approximates its fair value as of December 31, 2016 and 2015.

Aging of past due but not impaired (days outstanding)

	December 31, 2016		December 31, 2015
60-90 days	Ps.	610	Ps.	178
90-120 days		216		161
120+ days		1,539		588

Total	Ps.	2,365	Ps.	927

7.2 Changes in the allowance for doubtful accounts

	2016		2015		2014
Opening balance	Ps.	849	Ps.	456	Ps.	489
Allowance for the year		467		167		94
Charges and write-offs of uncollectible accounts		(418)		(99)		(90)
Addition from business combinations		94		401		—
Effects of changes in foreign exchange rates		201		(76)		(37)

Ending balance	Ps.	1,193	Ps.	849	Ps.	456

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and disperse.

7.3 Payments from The Coca-Cola Company

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Coca-Cola FEMSA’s refrigeration equipment and returnable bottles investment program. Contributions received by Coca-Cola FEMSA for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the carrying amount of refrigeration equipment and returnable bottles items. For the years ended December 31, 2016, 2015 and 2014 contributions due were Ps. 4,518, Ps. 3,749 and Ps. 4,118, respectively.

Note 8. Inventories

	December 31, 2016		December 31, 2015
Finished products	Ps.	22,709	Ps.	17,631
Raw materials		5,156		3,629
Spare parts		2,401		1,661
Work in process		144		108
Inventories in transit		1,188		1,534
Other		334		117

	Ps.	31,932	Ps.	24,680

For the years ended at 2016, 2015 and 2014, the Company recognized write-downs of its inventories for Ps. 1,832, Ps. 1,290 and Ps. 1,028 to net realizable value, respectively.

For the years ended at 2016, 2015 and 2014, changes in inventories are comprised as follows and included in the consolidated income statement under the cost of goods sold caption:

	2016		2015		2014
Changes in inventories of finished goods and work in progress	Ps.	172,554	Ps.	132,835	Ps.	92,390
Raw materials and consumables used		63,285		53,514		55,038

Total	Ps.	235,839	Ps.	186,349	Ps.	147,428

Note 9. Other Current Assets and Other Current Financial Assets

9.1 Other current assets

	December 31, 2016		December 31, 2015
Prepaid expenses	Ps.	3,784	Ps.	3,363
Agreements with customers		179		168
Short-term licenses		112		86
Other		34		37

	Ps.	4,109	Ps.	3,654

Prepaid expenses as of December 31, 2016 and 2015 are as follows:

	December 31, 2016		December 31, 2015
Advances for inventories	Ps.	2,734	Ps.	2,291
Advertising and promotional expenses paid in advance		171		58
Advances to service suppliers		466		601
Prepaid leases		164		115
Prepaid insurance		104		58
Others		145		240

	Ps.	3,784	Ps.	3,363

Advertising and promotional expenses paid in advance recorded in the consolidated income statement for the years ended December 31, 2016, 2015 and 2014 amounted to Ps. 6,578, Ps. 4,613 and Ps. 4,460, respectively.

9.2 Other current financial assets

	December 31, 2016		December 31, 2015
Restricted cash	Ps.	774	Ps.	704
Derivative financial instruments (see Note 20)		1,917		523
Short term note receivable (1)		14		1,191

	Ps.	2,705	Ps.	2,418

(1)	The carrying value approximates its fair value as of December 31, 2016 and 2015.

The Company has pledged part of its short-term deposits in order to fulfill the collateral requirements for the accounts payable in different currencies. As of December 31, 2016 and 2015, the carrying of the short-term deposit pledged were:

	December 31, 2016		December 31, 2015
Venezuelan bolivars	Ps.	183	Ps.	344
Brazilian reais		73		360
Colombian pesos		518		—

	Ps.	774	Ps.	704

Restricted cash in Venezuela and Brazil relates to short term deposits in order to fulfill the collateral requirements for accounts payable.

During 2016 due to a jurisdictional order with the municipal sewage system services, the Colombian autorithies withheld all the cash that Coca-Cola FEMSA has in the bank account, the total amount of which was reclassified as a restricted cash according with the Company’s accounting policy.

Note 10. Investments in Associates and Joint Ventures

Details of the Company’s associates and joint ventures accounted for under the equity method at the end of the reporting period are as follows:

Ownership Percentage					Carrying Amount
Investee	Principal Activity	Place of Incorporation	December 31, 2016	December 31, 2015	December 31, 2016		December 31, 2015
Heineken (1) (2)	Beverages	The Netherlands	20.0%	20.0%	Ps.	105,229	Ps.	92,694
Coca-Cola FEMSA:
Joint ventures:
Compañía Panameña de Bebidas, S.A.P.I. de C.V	Beverages	Panama	50.0%	50.0%		1,911		1,573
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%		145		161
Estancia Hidromineral Itabirito, L.T.D.A	Bottling and distribution	Brazil	50.0%	50.0%		96		160
Coca-Cola FEMSA Philippines, Inc. (“CCFPI”)	Bottling	Philippines	51.0%	51.0%		11,460		9,996
Fountain Agua Mineral, L.T.D.A	Beverages	Brazil	50.0%	50.0%		765		491
Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”)	Sugar production	Mexico	36.4%	36.4%		2,657		2,187
Industria Envasadora de Queretaro, S.A. de C.V. (“IEQSA”)	Canned bottling	Mexico	26.5%	26.5%		177		172
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”)	Recycling	Mexico	35.0%	35.0%		100		100
Jugos del Valle, S.A.P.I. de C.V.	Beverages	Mexico	26.3%	26.3%		1,574		1,531
KSP Partiçipações, L.T.D.A.	Beverages	Brazil	38.7%	38.7%		126		80
Leao Alimentos e Bebidas, L.T.D.A.	Beverages	Brazil	27.7%	24.4%		3,282		1,363
Other investments in Coca-Cola FEMSA’s companies	Various	Various	Various	Various		64		60
FEMSA Comercio:
Café del Pacifico, S.A.P.I. de C.V. (Caffenio) (1)	Coffee	Mexico	40.0%	40.0%		493		467
Other investments (1) (3)	Various	Various	Various	Various		522		696

					Ps.	128,601	Ps.	111,731

(1)	Associate.
(2)	As of December 31, 2016 and 2015, comprised of 12.53% of Heineken, N.V. and 14.94% of Heineken Holding, N.V., which represents an economic interest of 20% in Heineken. The Company has significant influence, mainly, due to the fact that it participates in the Board of Directors of Heineken Holding, N.V. and the Supervisory Board of Heineken N.V.; and for the material transactions between the Company and Heineken.
(3)	Joint ventures.

As mentioned in Note 4, on December 6, Coca-Cola FEMSA through its subsidiary Spal, completed the acquisition of 100% of Vonpar. As part of this acquisition Spal increase its equity interest to 3.36% in Leao Alimentos e Bebidas, LTDA.

During 2016 the Coca-Cola FEMSA made capital contributions to Leao Alimentos e Bebidas, LTDA, Compañía Panameña de Bebidas, S.A.P.I. de C.V. and Promotora Industrial Azucarera, S.A. de C.V. in the amounts of Ps. 1,273, Ps. 419 and Ps. 376, respectively , there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders.

During 2016 the Coca-Cola FEMSA received dividends from Industria Envasadora de Queretaro, S.A. de C.V., and Estancia Hidromineral Itabirito, LTDA in the amount of Ps. 5 and Ps. 190.

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

During 2015, Coca-Cola FEMSA made capital contributions to Compañía Panameña de Bebidas, S.A.P.I. de C.V. in the amount of Ps. 7.

During 2015, Coca-Cola FEMSA made capital contributions to Leao Alimentos e Bebidas, L.T.D.A. in the amount of Ps. 71.

On January 25, 2013, Coca-Cola FEMSA closed the acquisition of 51% of CCFPI for an amount of $688.5 U.S. dollars(Ps. 8,904) in an all-cash transaction. As part of the agreement, Coca-Cola FEMSA obtained a call option to acquire the remaining 49% of CCFPI at any time during the seven years following the closing. Coca-Cola FEMSA also has a put option to sell its 51% ownership to The Coca-Cola Company at any time from the fifth anniversary of the date of acquisition until the sixth anniversary, at a price which is based in part on the fair value of CCFPI at the date of acquisition (see Note 20.7).

Although Coca-Cola FEMSA currently owns 51% of CCFPI, when considering (i) the terms of the shareholders’ agreements (specifically the fact that during the initial four year period the joint approval of both Coca-Cola FEMSA and TCCC is required to approve CCFPI´s annual business plan, which is the key documents pursuant to which CCFPI´s business is operated among other matters); and (ii) potential voting rights to acquire the remaining 49% of CCFPI are not probable to be executed in the foreseeable future and the fact that the call option remains “out of the money”, Coca-Cola FEMSA has concluded that it did not control CCFPI during any of the periods presented in the consolidated financial statements and consequently Coca-Cola FEMSA has accounted for this investment as a joint venture using the equity method. As disclosed in Note 28, starting in February 2017 Coca-Cola FEMSA will take control over the relevant activities of CCFPI´s in accordance with the shareholders agreements and will start to consolidate CCFPI results.

On April 30, 2010, the Company acquired an economic interest of 20% of Heineken Group. Heineken’s main activities are the production, distribution and marketing of beer worldwide. The Company recognized an equity income of Ps. 6,342, Ps. 5,879 and Ps. 5,244, net of taxes regarding its interest in Heineken for the years ended December 31, 2016, 2015 and 2014, respectively. The Company’s equity method in the net income attributable to equity holders of Heineken exclusive of amortization of adjustments amounted to Ps. 6,430 (€. 308 million), Ps. 6,567 (€. 378 million) and Ps. 5,362 (€. 303 million), for the years ended December 31, 2016, 2015 and 2014, respectively.

Summarized financial information in respect of the associate Heineken accounted for under the equity method is set out below.

	December 31, 2016				December 31, 2015
	Million of				Million of
	Peso		Euro		Peso		Euro
Total current assets	Ps.	177,176	€.	8,137	Ps.	157,599	€.	8,322
Total non-current assets		679,004		31,184		602,217		31,800
Total current liabilities		226,385		10,397		206,875		10,924
Total non-current liabilities		312,480		14,351		267,551		14,128
Total equity		317,315		14,573		285,390		15,070
Equity attributable to equity holders of Heineken		288,246		13,238		256,323		13,535
Total revenue and other income	Ps.	427,019	€.	20,838	Ps.	363,191	€.	20,922
Total cost and expenses		370,563		18,083		309,812		17,847
Net income	Ps.	35,636	€.	1,739	Ps.	37,166	€.	2,141
Net income attributable to equity holders of the company		31,558		1,540		32,844		1,892
Other comprehensive income		(19,037)		(929)		4,809		277
Total comprehensive income	Ps.	16,599	€.	810	Ps.	41,975	€.	2,418
Total comprehensive income attributable to equity holders of the company		13,525		660		37,323		2,150

Reconciliation from the equity of the associate Heineken to the investment of the Company.

	December 31, 2016				December 31, 2015
	Million of				Million of
	Peso		Euro		Peso		Euro
Equity attributable to equity holders of Heineken	Ps.	288,090	€.	13,238	Ps.	256,323	€.	13,535
Economic ownership percentage		20%		20%		20%		20%

Investment in Heineken exclusive of goodwill and others adjustments	Ps.	57,618	€.	2,648	Ps.	51,265	€.	2,707
Effects of fair value determined by Purchase Price Allocation		21,495		988		18,704		988
Goodwill		26,116		1,200		22,725		1,200

Investment in Heineken	Ps.	105,229	€.	4,836	Ps.	92,694	€.	4,895

For the years then ended December 31, 2016 and 2015 fair value of Company’s investment in Heineken N.V. Holding and Heineken N.V. represented by shares equivalent to 20% of its outstanding shares amounted to Ps. 173,857 (€. 7,989 million) and Ps. 165,517 (€. 8,740 million) based on quoted market prices of those dates. As of April 12, 2017, issuance date of these consolidated financial statements, fair value amounted to €. 9,175 million.

During the years ended December 31, 2016, 2015 and 2014, the Company received dividends distributions from Heineken, amounting to Ps. 3,263, Ps. 2,343 and Ps. 1,795, respectively.

For the years ended December 31, 2016, 2015 and 2014 the total net income corresponding to the inmaterial associates of Coca-Cola FEMSA was Ps. 31, Ps. 185 and Ps. 195, respectively.

For the years ended December 31, 2016, 2015 and 2014 the total net income (loss) corresponding to the inmaterial joint ventures of Coca-Cola FEMSA was Ps. 116, Ps. (30) and Ps. (320), respectively.

The Company’s share of other comprehensive income from equity investees, net of taxes for the year ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015		2014
Items that may be reclassified to consolidated net income:
Valuation of the effective portion of derivative financial instruments	Ps.	614	Ps.	213	Ps.	(257)
Exchange differences on translating foreign operations		(2,842)		69		1,579

Total	Ps.	(2,228)	Ps.	282	Ps.	1,322

Items that may not be reclassified to consolidated net income in subsequent periods:
Remeasurements of the net defined benefit liability	Ps.	(1,004)	Ps.	169	Ps.	(881)

Note 11. Property, Plant and Equipment, Net

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2014	Ps.	7,094	Ps.	17,544	Ps.	49,877	Ps.	13,389	Ps.	7,386	Ps.	7,039	Ps.	10,693	Ps.	1,566	Ps.	114,588
Additions		803		54		4,156		32		398		11,209		99		234		16,985
Changes in fair value of past acquisitions		(115)		(610)		891		(57)		—		(68)		99		(253)		(113)
Transfer of completed projects in progress		—		1,717		2,823		1,523		1,994		(10,050)		1,990		3		—
Transfer (to)/from assets classified as held for sale		—		—		(134)		—		—		—		—		—		(134)
Disposals		(17)		(144)		(2,243)		(632)		(60)		(5)		(587)		(79)		(3,767)
Effects of changes in foreign exchange rates		(664)		(3,125)		(5,415)		(1,975)		(323)		(545)		(44)		(506)		(12,597)
Changes in value on the recognition of inflation effects		110		355		531		186		7		29		—		110		1,328
Capitalization of borrowing costs		—		—		33		—		—		263		—		—		296

Cost as of December 31, 2014	Ps.	7,211	Ps.	15,791	Ps.	50,519	Ps.	12,466	Ps.	9,402	Ps.	7,872	Ps.	12,250	Ps.	1,075	Ps.	116,586

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2015	Ps.	7,211	Ps.	15,791	Ps.	50,519	Ps.	12,466	Ps.	9,402	Ps.	7,872	Ps.	12,250	Ps.	1,075	Ps.	116,586
Additions		675		1,688		5,122		851		1,655		6,942		41		511		17,485
Additions from business acquisitions		30		251		870		—		—		—		862		—		2,013
Transfer of completed projects in progress		59		1,289		3,251		1,168		662		(8,143)		1,714		—		—
Transfer (to)/from assets classified as held for sale		—		—		(10)		—		—		—		—		—		(10)
Disposals		(56)		(219)		(2,694)		(972)		(103)		—		(356)		(40)		(4,440)
Effects of changes in foreign exchange rates		(595)		(1,352)		(4,330)		(1,216)		(266)		(1,004)		(23)		(848)		(9,634)
Changes in value on the recognition of inflation effects		245		503		957		295		301		91		—		229		2,621
Capitalization of borrowing costs		—		—		—		—		—		57		—		—		57

Cost as of December 31, 2015	Ps.	7,569	Ps.	17,951	Ps.	53,685	Ps.	12,592	Ps.	11,651	Ps.	5,815	Ps.	14,488	Ps.	927	Ps.	124,678

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2016	Ps.	7,569	Ps.	17,951	Ps.	53,685	Ps.	12,592	Ps.	11,651	Ps.	5,815	Ps.	14,488	Ps.	927	Ps.	124,678
Additions		328		877		6,499		73		2,236		8,667		36		367		19,083
Additions from business acquisitions		163		763		1,521		105		23		45		668		—		3,288
Changes in fair value of past acquisitions		50		—		85		—		—		—		115		—		250
Transfer of completed projects in progress		46		1,039		2,445		1,978		779		(8,493)		2,206		—		—
Transfer (to)/from assets classified as held for sale		—		—		(36)		—		—		—		—		—		(36)
Disposals		(88)		(202)		(2,461)		(574)		(139)		(2)		(474)		(19)		(3,959)
Effects of changes in foreign exchange rates		260		2,643		5,858		1,953		1,271		569		329		(132)		12,751
Changes in value on the recognition of inflation effects		854		1,470		2,710		851		122		415		—		942		7,364
Capitalization of borrowing costs		—		—		61		—		—		(38)		—		1		24

Cost as of December 31, 2016	Ps.	9,182	Ps.	24,541	Ps.	70,367	Ps.	16,978	Ps.	15,943	Ps.	6,978	Ps.	17,368	Ps.	2,086	Ps.	163,443

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2014	Ps.	—	Ps.	(4,674)	Ps.	(21,779)	Ps.	(6,976)	Ps.	(3,480)	Ps.	—	Ps.	(3,270)	Ps.	(454)	Ps.	(40,633)
Depreciation for the year		—		(466)		(4,525)		(1,181)		(1,879)		—		(863)		(115)		(9,029)
Transfer (to)/from assets classified as held for sale		—		—		62		—		—		—		—		—		62
Disposals		—		77		2,086		602		57		—		517		1		3,340
Effects of changes in foreign exchange rates		—		1,512		3,481		1,046		105		—		2		236		6,382
Changes in value on the recognition of inflation effects		—		(175)		(707)		(135)		(8)		—		—		(54)		(1,079)

Accumulated Depreciation as of December 31, 2014	Ps.	—	Ps.	(3,726)	Ps.	(21,382)	Ps.	(6,644)	Ps.	(5,205)	Ps.	—	Ps.	(3,614)	Ps.	(386)	Ps.	(40,957)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2015	Ps.	—	Ps.	(3,726)	Ps.	(21,382)	Ps.	(6,644)	Ps.	(5,205)	Ps.	—	Ps.	(3,614)	Ps.	(386)	Ps.	(40,957)
Depreciation for the year		—		(515)		(4,864)		(1,184)		(1,984)				(1,071)		(143)		(9,761)
Disposals		—		172		2,001		946		80		—		270		2		3,471
Effects of changes in foreign exchange rates		—		498		2,222		1,044		167		—		22		212		4,165
Changes in value on the recognition of inflation effects		—		(187)		(426)		(166)		(436)		—		1		(86)		(1,300)

Accumulated Depreciation as of December 31, 2015	Ps.	—	Ps.	(3,758)	Ps.	(22,449)	Ps.	(6,004)	Ps.	(7,378)	Ps.	—	Ps.	(4,392)	Ps.	(401)	Ps.	(44,382)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2016	Ps.	—	Ps.	(3,758)	Ps.	(22,449)	Ps.	(6,004)	Ps.	(7,378)	Ps.	—	Ps.	(4,392)	Ps.	(401)	Ps.	(44,382)
Depreciation for the year		—		(734)		(5,737)		(1,723)		(2,235)		—		(1,447)		(200)		(12,076)
Transfer to/(from) assets classified as held for sale		—		—		16		—		—		—		—		—		16
Disposals		—		132		2,101		672		227		—		364		9		3,505
Effects of changes in foreign exchange rates		—		(600)		(3,093)		(1,147)		(847)		—		(81)		39		(5,729)
Changes in value on the recognition of inflation effects		—		(593)		(1,101)		(521)		(33)		—		—		(306)		(2,554)

Accumulated Depreciation as of December 31, 2016	Ps.	—	Ps.	(5,553)	Ps.	(30,263)	Ps.	(8,723)	Ps.	(10,266)	Ps.	—	Ps.	(5,556)	Ps.	(859)	Ps.	(61,220)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
As of December 31, 2014	Ps.	7,211	Ps.	12,065	Ps.	29,137	Ps.	5,822	Ps.	4,197	Ps.	7,872	Ps.	8,636	Ps.	689	Ps.	75,629

As of December 31, 2015	Ps.	7,569	Ps.	14,193	Ps.	31,236	Ps.	6,588	Ps.	4,273	Ps.	5,815	Ps.	10,096	Ps.	526	Ps.	80,296

As of December 31, 2016	Ps.	9,182	Ps.	18,988	Ps.	40,104	Ps.	8,255	Ps.	5,677	Ps.	6,978	Ps.	11,812	Ps.	1,227	Ps.	102,223

During the years ended December 31, 2016, 2015 and 2014 the Company capitalized Ps. 61, Ps. 57 and Ps. 296, respectively of borrowing costs in relation to Ps. 99, Ps. 993 and Ps. 1,915 in qualifying assets. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.5%, 4.1% and 4.8%, respectively.

For the years ended December 31, 2016, 2015 and 2014 interest expense, interest income and net foreign exchange losses and gains are analyzed as follows:

	2016		2015		2014
Interest expense, interest income and net foreign exchange	Ps.	7,285	Ps.	8,031	Ps.	7,080
Amount capitalized (1)		69		85		338

Net amount in consolidated income statements	Ps.	7,216	Ps.	7,946	Ps.	6,742

(1)	Amount of interest capitalized in property, plant and equipment and intangible assets.

Commitments related to acquisitions of property, plant and equipment are disclosed in Note 25.8

Note 12. Intangible Assets

Cost	Rights to Produce and Distribute Coca-Cola Trademark Products	Goodwill	Trademark Rights	Other Indefinite Lived Intangible Assets	Total Unamortized Intangible Assets	Technology Costs and Management Systems	Systems in Development	Alcohol Licenses	Other	Total Amortized Intangible Assets	Total Intangible Assets
Cost as of January 1, 2014	Ps. 75,727	Ps. 21,308	Ps. 1,515	Ps. 272	Ps. 98,822	Ps. 3,219	Ps. 1,604	Ps. 859	Ps. 690	Ps. 6,372	Ps. 105,194
Purchases	—	—	—	13	13	227	229	168	44	668	681
Change in fair value of past acquisitions	(2,416)	4,117	—	(205)	1,496	—	—	—	(17)	(17)	1,479
Transfer of completed development systems	—	—	—	—	—	278	(278)	—	—	—	—
Disposals	—	—	—	(8)	(8)	(387)	—	—	(33)	(420)	(428)
Effect of movements in exchange rates	(5,343)	(251)	(1)	(9)	(5,604)	(152)	(1)	—	(13)	(166)	(5,770)
Changes in value on the recognition of inflation effects	2,295	—	—	—	2,295	(2)	—	—	—	(2)	2,293
Capitalization of borrowing costs	—	—	—	—	—	42	—	—	—	42	42

Cost as of December 31, 2014	Ps. 70,263	Ps. 25,174	Ps. 1,514	Ps. 63	Ps. 97,014	Ps. 3,225	Ps. 1,554	Ps. 1,027	Ps. 671	Ps. 6,477	Ps. 103,491

Cost as of January 1, 2015	Ps. 70,263	Ps. 25,174	Ps. 1,514	Ps. 63	Ps. 97,014	Ps. 3,225	Ps. 1,554	Ps. 1,027	Ps. 671	Ps. 6,477	Ps. 103,491
Purchases	—	—	—	—	—	480	458	198	83	1,219	1,219
Acquisitions from business combinations	—	11,369	—	1,238	12,607	328	—	—	199	527	13,134
Transfer of completed development systems	—	—	—	—	—	1,085	(1,085)	—	—	—	—
Disposals	—	—	—	—	—	(150)	(242)	—	(77)	(469)	(469)
Effect of movements in exchange rates	(4,992)	(2,693)	(33)	(19)	(7,737)	(94)	(2)	—	(16)	(112)	(7,849)
Changes in value on the recognition of inflation effects	1,121	—	—	—	1,121	(12)	—	—	—	(12)	1,109
Capitalization of borrowing costs	—	—	—	—	—	28	—		—	28	28

Cost as of December 31, 2015	Ps. 66,392	Ps. 33,850	Ps. 1,481	Ps. 1,282	Ps. 103,005	Ps. 4,890	Ps. 683	Ps. 1,225	Ps. 860	Ps. 7,658	Ps. 110,663

Cost	Rights to Produce and Distribute Coca-Cola Trademark Products	Goodwill	Trademark Rights	Other Indefinite Lived Intangible Assets	Total Unamortized Intangible Assets	Technology Costs and Management Systems	Systems in Development	Alcohol Licenses	Other	Total Amortized Intangible Assets	Total Intangible Assets
Cost as of January 1, 2016	Ps. 66,392	Ps. 33,850	Ps. 1,481	Ps. 1,282	Ps. 103,005	Ps. 4,890	Ps. 683	Ps. 1,225	Ps. 860	Ps. 7,658	Ps. 110,663
Purchases	—	—	3	—	3	345	609	191	146	1,291	1,296
Acquisitions from business combinations (See note 4)	9,602	12,276	239	1,067	23,184	318	3	—	174	495	23,679
Changes in fair value of past acquisitions	—	(2,385)	4,315	(554)	1,376	—	—	—	1,078	1,078	2,372
Internally development	—	—	—	—	—	—	—	—	—	—	—
Transfer of completed development systems	—	—	—	—	—	304	(304)	—	—	—	—
Disposals	—	—	—	—	—	(336)	—	—	(24)	(360)	(360)
Effect of movements in exchange rates	8,124	8,116	187	392	16,819	451	(193)	—	104	362	17,181
Changes in value on the recognition of inflation effects	1,220	—	—	—	1,220	141	—	—	—	141	1,361
Capitalization of borrowing costs	—	—	—	—	—	11	—	—	—	11	11

Cost as of December 31, 2016	Ps. 85,338	Ps. 51,857	Ps. 6,225	Ps. 2,187	Ps. 145,607	Ps. 6,124	Ps. 798	Ps. 1,416	Ps. 2,338	Ps. 10,676	Ps. 156,283

Amortization and Impairment Losses
Amortization as of January 1, 2014	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. (1,462)	Ps. —	Ps. (177)	Ps. (262)	Ps. (1,901)	Ps. (1,901)
Amortization expense	—	—	—	—	—	(268)	—	(58)	(97)	(423)	(423)
Impairment losses	—	—	—	(36)	(36)	—	—	—	—	—	(36)
Disposals	—	—	—	—	—	387	—	—	—	387	387
Effect of movements in exchange rates	—	—	—	—	—	—	—	—	9	9	9

Amortization as of December 31, 2014	Ps. —	Ps. —	Ps.	Ps. (36)	Ps. (36)	Ps. (1,343)	Ps. —	Ps. (235)	Ps. (350)	Ps. (1,928)	Ps. (1,964)

Amortization as of January 1, 2015	Ps. —	Ps. —	Ps. —	Ps. (36)	Ps. (36)	Ps. (1,343)	Ps. —	Ps. (235)	Ps. (350)	Ps. (1,928)	Ps. (1,964)
Amortization expense	—	—	—	—	—	(461)	—	(67)	(76)	(604)	(604)
Disposals	—	—	—	—	—	126	—	—	42	168	168
Effect of movements in exchange rates	—	—	—	—	—	59	—	—	19	78	78

Amortization as of December 31, 2015	Ps. —	Ps. —	Ps. —	Ps. (36)	Ps. (36)	Ps. (1,619)	Ps. —	Ps. (302)	Ps. (365)	Ps. (2,286)	Ps. (2,322)

Amortization and Impairment Losses	Rights to Produce and Distribute Coca-Cola Trademark Products	Goodwill	Trademark Rights	Other Indefinite Lived Intangible Assets	Total Unamortized Intangible Assets	Technology Costs and Management Systems	Systems in Development	Alcohol Licenses	Other	Total Amortized Intangible Assets	Total Intangible Assets
Amortization as of January 1, 2016	Ps. —	Ps. —	Ps. —	Ps. (36)	Ps. (36)	Ps. (1,619)	Ps. —	Ps. (302)	Ps. (365)	Ps. (2,286)	Ps. (2,322)
Amortization expense	—	—	—	—	—	(630)	—	(74)	(302)	(1,006)	(1,006)
Impairment losses	—	—	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	313	—	—	36	349	349
Effect of movements in exchange rates	—	—	—	—	—	(1)	—	—	(35)	(36)	(36)

Amortization as of December 31, 2016	Ps. —	Ps. —	Ps. —	Ps. (36)	Ps. (36)	Ps. (1,937)	Ps. —	Ps. (376)	Ps. (666)	Ps. (2,979)	Ps. (3,015)

Carrying Amount
As of December 31, 2014	Ps. 70,263	Ps. 25,174	Ps. 1,514	Ps. 27	Ps. 96,978	Ps. 1,882	Ps. 1,554	Ps. 792	Ps. 321	Ps. 4,549	Ps. 101,527
As of December 31, 2015	Ps. 66,392	Ps. 33,850	1,481	Ps. 1,246	Ps. 102,969	Ps. 3,271	Ps. 683	Ps. 923	Ps. 495	Ps. 5,372	Ps. 108,341
As of December 31, 2016	Ps. 85,338	Ps. 51,857	Ps. 6,225	Ps. 2,151	Ps. 145,571	Ps. 4,187	Ps. 798	Ps. 1,040	Ps. 1,672	Ps. 7,697	Ps. 153,268

During the years ended December 31, 2016, 2015 and 2014 the Company capitalized Ps. 8, Ps. 28 and Ps. 42, respectively of borrowing costs in relation to Ps. 28, Ps. 410 and Ps. 600 in qualifying assets, respectively. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.1%, 4.1% and 4.2%, respectively.

For the years ended 2016, 2015 and 2014, allocation for amortization expense is as follows:

	2016		2015		2014
Cost of goods sold	Ps.	84	Ps.	61	Ps.	12
Administrative expenses		677		407		156
Selling expenses		160		136		255

	Ps.	921	Ps.	604	Ps.	423

The average remaining period for the Company’s intangible assets that are subject to amortization is as follows:

Years
Technology Costs and Management Systems	3-10
Alcohol Licenses	12-15

Coca-Cola FEMSA Impairment Tests for Cash-Generating Units Containing Goodwill and Distribution Rights

For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be the CGU.

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

	December 31, 2016		December 31, 2015
Mexico	Ps.	55,137	Ps.	55,137
Guatemala		499		410
Nicaragua		532		465
Costa Rica		1,622		1,391
Panama		1,241		1,033
Colombia		5,988		4,746
Venezuela		1,225		621
Brazil		52,609		23,557
Argentina		67		69

Total	Ps.	118,920	Ps.	87,429

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

The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of Coca-Cola FEMSA and its operating segments and is derived from its WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company’s investors. The cost of debt is based on the interest bearing borrowings Coca-Cola FEMSA is obliged to service, which is equivalent to the cost of debt based on the conditions that would asses a creditor in the market. Segment-specific risk is incorporated by applying beta factors which are evaluated annually based on publicly available market data.

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

The key assumptions by CGU for impairment test as of December 31, 2016 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long- Term Inflation 2017-2026	Expected Volume Growth Rates 2017-2026
Mexico	6.8%	6.3%	3.7%	1.2%
Colombia	7.9%	7.5%	3.2%	4.0%
Venezuela	17.5%	17.0%	117.3%	1.0%
Costa Rica	8.4%	8.3%	4.4%	4.7%
Guatemala	9.9%	9.5%	5.0%	13.2%
Nicaragua	10.6%	10.1%	4.2%	5.7%
Panama	7.8%	7.4%	3.0%	4.9%
Argentina	9.1%	8.5%	12.2%	4.1%
Brazil	8.7%	8.1%	4.4%	2.9%

The key assumptions by CGU for impairment test as of December 31, 2015 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long- Term Inflation 2016-2025	Expected Volume Growth Rates 2016-2025
Mexico	6.7%	6.1%	3.4%	2.1%
Colombia	7.6%	6.8%	3.0%	4.4%
Venezuela	17.8%	17.1%	72.5%	3.9%
Costa Rica	8.2%	7.9%	4.7%	3.9%
Guatemala	10.6%	10.0%	3.7%	4.7%
Nicaragua	13.4%	12.8%	5.3%	6.4%
Panama	7.4%	6.8%	3.1%	5.2%
Argentina	9.8%	9.1%	22.8%	3.4%
Brazil	8.0%	7.4%	4.9%	4.0%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). Coca-Cola FEMSA consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

At December 31, 2016, Coca-Cola FEMSA performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points except for Venezuela and concluded that no impairment would be recorded.

For Venezuela CGU the Coca-Cola FEMSA performed a sensivity analysis with a possible change in each key assumption that must change, in order for the CGU recoverable amount assigned to its distribution right to be equal to its carrying amount in accordance with IAS 36 given the uncertainty in the macroeconomic conditions in Venezuela.

To the extent that economic and or operational conditions were to worsen in the future resulting in a conclusion that Coca-Cola FEMSA has an impairment in Venezuela an income statement charge could affect our future results. There can be no assurances that such might not happen in the future.

CGU	Change in WACC	Change in Volume Growth CAGR(1)	Effect on Valuation
Mexico	+0.4%	-1.0%	Passes by 4.1x
Colombia	+0.6%	-1.0%	Passes by 3.4x
Venezuela	+2.7%	-0.385%	Passes by 1.0x
Costa Rica	+1.1%	-1.0%	Passes by 2.7x
Guatemala	+1.0%	-1.0%	Passes by 13.3x
Nicaragua	+3.4%	-1.0%	Passes by 5.4x
Panama	+0.3%	-1.0%	Passes by 11.7x
Argentina	+0.7%	-1.0%	Passes by 270.6x
Brazil	+0.2%	-1.0%	Passes by 1.33x

(1)	Compound Annual Growth Rate (CAGR).

FEMSA Comercio Impairment Test for Cash-Generating Units Containing Goodwill

For the purpose of impairment testing, goodwill is allocated and monitored on an individual country basis by operating segment. FEMSA Comercio has integrated its cash generating units as follow: Retail Division and Health Division are integrated as Mexico, Chile and Colombia for each of them and Fuel Division includes only Mexico.

As of December 31, 2016 in Health Division there is a significant carrying amount of goodwill allocated in Chile and Colombia as a group of cash generating (South America) with a total carrying amount of Ps. 5,861.

Goodwill is tested for impairments annually. The recoverable amounts of the CGUs are based on value-in-use calculations. Value in use was determined by discounting the future cash flows generated from the continuing use of the CGU.

The foregoing forecasts could differ from the results obtained over time; however, FEMSA Comercio prepares its estimates based on the current situation of each of the CGUs or group of CGUs.

The recoverable amounts are based on value in use. The value in use of CGUs is determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are: sales, expected annual long-term inflation, and the weighted average cost of capital (“WACC”) used to discount the projected flows.

To determine the discount rate, FEMSA Comercio uses the WACC as determined for each of the cash generating units or group of the cash generating units in real terms and as described in following paragraphs.

The estimated discount rates to perform the IAS 36 “Impairment of assets”, impairment test for each CGU or group of CGU consider market participants’ assumptions. Market participants were selected taking into consideration the size, operations and characteristics of the business that are similar to those of FEMSA Comercio.

The discount rates represent the current market assessment of the risks specific to each CGU or group of CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the opportunity cost to a market participant, considering the specific circumstances of FEMSA Comercio and its operating segments and is derived from its WACC. The WACC takes into account both debt and cost of equity. The cost of equity is derived from the expected return on investment by Company’s investors. The cost of debt is estimated based on the conditions that would asses a creditor in the market for credit to the CGUs. Segment-specific risk is incorporated by applying beta factors which are evaluated annually based on publicly available market data.

Market participant assumptions are important because, not only do they include industry data for growth rates, management also assesses how the CGU’s position, relative to its competitors, might change over the forecasted period.

The key assumptions used for the value-in-use calculations are as follows:

•

Cash flows were projected based on actual operating results and the five-year business plan. FEMSA Comercio believes that this forecasted period is justified due to the non-current nature of the business and past experiences.

•

Cash flows projected based on actual operating results and five-year business plan were calculated using a perpetual growth rate equal to the expected annual population growth, in order to calculate the terminal recoverable amount.

•

A per CGU-specific Weighted Average Cost of Capital (“WACC”) was applied as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes, size premium adjusting.

The key assumptions by CGU for impairment test as of December 31, 2016 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long- Term Inflation 2016-2025	Expected Volume Growth Rates 2016-2025
South America (Health Division)	7.5%	7.3%	3%	13%

During 2015, the goodwill allocated to the Chile and Colombia CGU’s was in the process of initial allocation of the purchase price.

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). FEMSA Comercio consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

At December 31, 2016, FEMSA Comercio performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and a sensitivity analysis of sales that would be affected considering a contraction in economic conditions as a result of lower purchasing power of customers, which based on management estimation considered to be reasonably possible an effect of 100 basis points in the sale’s compound annual growth rate (CAGR), concluding that no impairment would be recognized.

		Change in Sales
CGU Group	Change in WACC	Growth CAGR(1)	Effect on Valuation
Health Division (South America)	+0.5%	-1.0%	Passes by 1.23x

(1)	Compound Annual Growth Rate.

Note 13. Other Assets and Other Financial Assets

13.1 Other assets

	December 31, 2016		December 31, 2015
Agreement with customers	Ps.	793	Ps.	238
Long term prepaid advertising expenses		392		52
Guarantee deposits (1)		3,757		1,870
Prepaid bonuses		103		122
Advances to acquire property, plant and equipment		173		370
Recoverable taxes		1,653		1,181
Indemnifiable assets from business combinations (2)		8,081		—
Others		1,230		1,160

	Ps.	16,182	Ps.	4,993

(1)	As it is customary in Brazil, the Company is required to collaterize tax, legal and labor contingencies by guarantee deposits including those related to business acquisitions (see Note 25.7).
(2)	Corresponds to indemnifiable assets that are warranted by former Vonpar owners as per the share purchase agreement.

13.2 Other financial assets

	December 31, 2016		December 31, 2015
Non-current accounts receivable	Ps.	511	Ps.	478
Derivative financial instruments (see Note 20)		14,729		8,377
Other non-current financial assets		105		100

	Ps.	15,345	Ps.	8,955

As of December 31, 2016 and 2015, the fair value of long term accounts receivable amounted to Ps. 541 and Ps. 452, respectively. The fair value is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for receivable of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy.

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

The consolidated statements of financial positions and consolidated income statements include the following balances and transactions with related parties and affiliated companies:

	December 31, 2016		December 31, 2015
Balances
Due from The Coca-Cola Company (see Note 7) (1) (8)	Ps.	1,857	Ps.	1,559
Balance with BBVA Bancomer, S.A. de C.V. (2)		2,535		2,683
Balance with Grupo Financiero Banorte, S.A. de C.V. (2)		—		1,178
Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. (3)		128		79
Due from Heineken (1) (3) (7)		2,622		1,739
Due from Grupo Estrella Azul (3)		—		69
Other receivables (1) (4)		237		1,352

Due to The Coca-Cola Company (5) (6) (8)	Ps.	4,454	Ps.	3,140
Due to BBVA Bancomer, S.A. de C.V. (5)		395		292
Due to Caffenio (6) (7)		76		108
Due to Heineken (6) (7)		4,458		2,588
Other payables (6)		1,047		981

(1)	Presented within accounts receivable.
(2)	Presented within cash and cash equivalents.
(3)	Presented within other financial assets.
(4)	Presented within other current financial assets.
(5)	Recorded within bank loans and notes payable.

(6)	Recorded within accounts payable.
(7)	Associates.
(8)	Non controlling interest.

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2016 and 2015, there was no expense resulting from the uncollectibility of balances due from related parties.

Transactions	2016		2015		2014
Income:
Services to Heineken (1)	Ps.	3,153	Ps.	3,396	Ps.	3,544
Logistic services to Grupo Industrial Saltillo, S.A. de C.V. (3)		427		407		313
Logistic services to Jugos del Valle (1)		555		564		513
Other revenues from related parties		857		644		670

Expenses:
Purchase of concentrate from The Coca-Cola Company (2)	Ps.	38,146	Ps.	27,330	Ps.	28,084
Purchases of raw material and beer from Heineken (1)		16,436		14,467		15,133
Purchase of coffee from Caffenio (1)		2,064		1,774		1,404
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V.(3)		4,184		3,740		3,674
Advertisement expense paid to The Coca-Cola Company (2) (4)		2,354		1,316		1,167
Purchase of juices from Jugos del Valle, S.A.P.I. de C.V. (1)		3,310		3,082		2,592
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V. (1)		1,765		1,236		1,020
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (3)		26		68		99
Purchase of sugar from Beta San Miguel (3)		1,349		1,264		1,389
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V. (3)		759		587		567
Purchase of canned products from IEQSA (1)		798		731		591
Purchase of inventories to Leao Alimentos e Bebidas, L.T.D.A. (1)		1,648		3,359		2,891
Advertising paid to Grupo Televisa, S.A.B. (3)		193		175		158
Interest expense paid to Grupo Financiero Banamex, S.A. de C.V. (3)		—		—		2
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B.(3)		63		58		140
Donations to Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C.(3)		1		—		42
Donations to Fundación FEMSA, A.C. (3)		62		30		—
Donations to Difusión y Fomento Cultural, A.C. (3)		49		59		73
Interest expense paid to The Coca-Cola Company (2)		—		1		4
Other expenses with related parties		617		470		321

(1)	Associates.
(2)	Non controlling interest.
(3)	Members of the board of directors in FEMSA participate in board of directors of this entity.
(4)	Net of the contributions from The Coca-Cola Company of Ps. 4,518, Ps. 3,749 and Ps. 4,118, for the years ended in 2016, 2015 and 2014, respectively.

Commitments with related parties

Related Party	Commitment	Conditions
Heineken	Supply	Supply of all beer products in Mexico’s OXXO stores. The contract may be renewed for five years or additional periods. At the end of the contract OXXO will not hold exclusive contract with another supplier of beer for the next 3 years. Commitment term, Jan 1st, 2010 to Jun 30, 2020.

The benefits and aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2016		2015		2014
Short-term employee benefits paid	Ps.	1,510	Ps.	1,162	Ps.	964
Postemployment benefits		39		42		45
Termination benefits		192		63		114
Share based payments		468		463		283

Note 15. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of the Company. As of the end and for the years ended on December 31, 2016, 2015 and 2014, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets				Liabilities
Balances	Short-Term		Long-Term		Short-Term		Long- Term
As of December 31, 2016
U.S. dollars	Ps.	17,796	Ps.	696	Ps.	4,540	Ps.	88,611
Euros		246		—		345		21,774
Other currencies		5		1,581		246		1,190

Total	Ps.	18,047	Ps.	2,277	Ps.	5,131	Ps.	111,575

As of December 31, 2015
U.S. dollars	Ps.	10,939	Ps	. 630	Ps.	1,672	Ps.	71,123
Euros		3		—		23		—
Other currencies		—		1,173		152		41

Total	Ps.	10,942	Ps.	1,803	Ps.	1,847	Ps.	71,164

Transactions	Revenues		Other Revenues		Purchases of Raw Materials		Interest Expense		Consulting Fees		Assets Acquisitions		Other
For the year ended December 31, 2016
U.S. dollars	Ps.	4,068	Ps.	1,281	Ps.	14,961	Ps.	3,173	Ps.	182	Ps.	407	Ps.	3,339
Euros		6		1,987		104		355		43		—		5
Other currencies		29		150		—		150		185		—		4

Total	Ps.	4,103	Ps.	3,418	Ps.	15,065	Ps.	3,678	Ps.	410	Ps.	407	Ps.	3,348

Transactions	Revenues		Other Revenues		Purchases of Raw Materials		Interest Expense		Consulting Fees		Assets Acquisitions		Other
For the year ended December 31, 2015
U.S. dollars	Ps.	1,891	Ps.	472	Ps.	11,710	Ps.	1,973	Ps.	34	Ps.	75	Ps.	2,035
Euros		—		1		2		—		2		—		37
Other currencies		20		—		—		—		—		—		204

Total	Ps.	1,911	Ps.	473	Ps.	11,712	Ps.	1,973	Ps.	36	Ps.	75	Ps.	2,276

For the year ended December 31, 2014
U.S. dollars	Ps.	2,817	Ps.	641	Ps.	15,006	Ps.	1,669	Ps.	14	Ps.	478	Ps.	2,068
Euros		7		—		80		15		—		5		13
Other currencies		178		—		10		—		—		—		4

Total	Ps.	3,002	Ps.	641	Ps.	15,096	Ps.	1,684	Ps.	14	Ps.	483	Ps.	2,085

Mexican peso exchange rates effective at the dates of the consolidated statements of financial position and at the issuance date of the Company’s consolidated financial statements were as follows:

	December 31,		April 12,
	2016	2015	2017
U.S. dollar	20.6640	17.2065	18.6923
Euro	21.7741	18.7873	19.8817

Note 16. Employee Benefits

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

During 2016 and 2014, Coca-Cola FEMSA settled its pension plan in Colombia and Brazil, respectively and consequently Coca-Cola FEMSA recognized the corresponding effects of the settlement as disclosed below. In Colombia, the settlement of the complementary pension plan was only for certain executive employees.

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

Actuarial calculations for pension and retirement plans, seniority premiums and post-retirement medical benefits, as well as the associated cost for the period, were determined using the following long-term assumptions for non-hyperinflationary Mexico:

Mexico	December 31, 2016	December 31, 2015	December 31, 2014
Financial:
Discount rate used to calculate the defined benefit obligation	7.60%	7.00%	7.00%
Salary increase	4.50%	4.50%	4.50%
Future pension increases	3.50%	3.50%	3.50%
Healthcare cost increase rate	5.10%	5.10%	5.10%
Biometric:
Mortality (1)	EMSSA 2009	EMSSA 2009	EMSSA 2009
Disability (2)	IMSS-97	IMSS-97	IMSS-97
Normal retirement age	60 años	60 years	60 years
Employee turnover table (3)	BMAR 2007	BMAR 2007	BMAR 2007

Measurement date December:

(1)	EMSSA. Mexican Experience of social security.
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.
(3)	BMAR. Actuary experience.

In Mexico the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of Mexican Federal Government Treasury Bond (known as CETES in Mexico) because there is no deep market in high quality corporate obligations in mexican pesos.

In Mexico upon retirement, the Company purchases an annuity for the employee, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Post Retirement Medical Services		Total
2017	Ps.	465	Ps.	51	Ps.	18	Ps.	534
2018		307		36		19		362
2019		367		34		20		421
2020		457		33		21		511
2021		380		33		23		436
2022 to 2026		2,075		181		141		2,397

16.2 Balances of the liabilities for employee benefits

	December 31, 2016		December 31, 2015
Pension and Retirement Plans:
Defined benefit obligation	Ps.	5,702	Ps.	5,308
Pension plan funds at fair value		(2,216)		(2,068)

Net defined benefit liability	Ps.	3,486	Ps.	3,240

Seniority Premiums:
Defined benefit obligation	Ps.	663	Ps.	610
Seniority premium plan funds at fair value		(102)		(103)

Net defined benefit liability	Ps.	561	Ps.	507

Postretirement Medical Services:
Defined benefit obligation	Ps.	460	Ps.	404
Medical services funds at fair value		(60)		(57)

Net defined benefit liability	Ps.	400	Ps.	347

Post-employment:
Net defined benefit liability	Ps.	—	Ps.	135

Total employee benefits	Ps.	4,447	Ps.	4,229

16.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

Type of Instrument	December 31, 2016	December 31, 2015
Fixed return:
Traded securities	15%	13%
Bank instruments	4%	6%
Federal government instruments of the respective countries	63%	63%
Variable return:
Publicly traded shares	18%	18%

	100%	100%

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

In Mexico, the amounts and types of securities of the Company in related parties included in portfolio fund are as follows:

	December 31, 2016		December 31, 2015
Debt:
Cementos Mexicanos. S.A.B. de C.V.	Ps.	7	Ps.	7
Grupo Televisa, S.A.B. de C.V.		45		45
Grupo Financiero Banorte, S.A.B. de C.V.		7		12
El Puerto de Liverpool, S.A.B. de C.V.		5		5
Grupo Industrial Bimbo, S.A.B. de C. V.		19		3
Gentera, S.A.B. de C.V.		8		8
Capital:
Alfa, S.A.B. de C.V.		—		13
Gruma, S.A.B. de C.V.		—		5
Grupo Industrial Bimbo, S.A.B. de C.V.		6		3

During the years ended December 31, 2016, 2015 and 2014, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year. The plan assets include securities of the Company in portfolio fund in amount of Ps. 114 and Ps. 113, as of December 31, 2016 and 2015, respectively.

16.4 Amounts recognized in the consolidated income statements and the consolidated statement of comprehensive income

	Income Statement								OCI(1)
December 31, 2016	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	245	Ps.	45	Ps.	(61)	Ps.	224	Ps.	1,102
Seniority premiums		92		—		—		34		18
Postretirement medical services		22		—		—		24		151

Total	Ps.	359	Ps.	45	Ps.	(61)	Ps.	282	Ps.	1,271

December 31, 2015	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	233	Ps.	3	Ps.	(120)	Ps.	212	Ps.	913
Seniority premiums		88		—		(9)		32		39
Postretirement medical services		16		—		—		23		119
Post-employment Venezuela		6		—		—		9		—

Total	Ps.	343	Ps.	3	Ps.	(129)	Ps.	276	Ps.	1,071

December 31, 2014	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	221	Ps.	54	Ps.	(193)	Ps.	279	Ps.	998
Seniority premiums		75		9		(27)		28		76
Postretirement medical services		10		—		—		16		74
Post-employment Venezuela		24		—		—		18		99

Total	Ps.	330	Ps.	63	Ps.	(220)	Ps.	341	Ps.	1,247

(1)	Amounts accumulated in other comprehensive income as of the end of the period.

For the years ended December 31, 2016, 2015 and 2014, current service cost of Ps. 359, Ps. 343 and Ps. 330 has been included in the consolidated income statement as cost of goods sold, administration and selling expenses.

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows:

	December 31, 2016		December 31, 2015		December 31, 2014
Amount accumulated in other comprehensive income as of the beginning of the period, net of tax	Ps.	810	Ps.	942	Ps.	585
Actuarial losses arising from exchange rates		123		(12)		(173)
Remeasurements during the year, net of tax		288		(46)		318
Actuarial gains arising from changes in demographic assumptions		—		—		41
Actuarial gains and (losses) arising from changes in financial assumptions		(255)		(74)		171

Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	966	Ps.	810	Ps.	942

Remeasurements of the net defined benefit liability include the following:

•	The return on plan assets, excluding amounts included in net interest expense.

•	Actuarial gains and losses arising from changes in demographic assumptions.

•	Actuarial gains and losses arising from changes in financial assumptions.

16.5 Changes in the balance of the defined benefit obligation for post-employment

	December 31, 2016		December 31, 2015		December 31, 2014
Pension and Retirement Plans:
Initial balance	Ps.	5,308	Ps.	5,270	Ps.	4,866
Current service cost		245		233		221
Past service cost		45		3		54
Interest expense		369		353		353
Settlement		—		—		(482)
Effect on curtailment		(61)		(120)		—
Remeasurements of the net defined benefit obligation		(67)		(154)		378
Foreign exchange loss (gain)		150		39		42
Benefits paid		(287)		(316)		(162)

Ending balance	Ps.	5,702	Ps.	5,308	Ps.	5,270

Seniority Premiums:
Initial balance	Ps.	610	Ps.	563	Ps.	475
Current service cost		93		88		75
Past service cost		—		—		9
Interest expense		41		38		33
Settlement		—		—		(27)
Effect on curtailment		—		(9)		—
Remeasurements of the net defined benefit obligation		(43)		(34)		29
Benefits paid		(55)		(45)		(37)
Acquisitions		17		9		6

Ending balance	Ps.	663	Ps.	610	Ps.	563

Postretirement Medical Services:
Initial balance	Ps.	404	Ps.	338	Ps.	267
Current service cost		22		16		10
Interest expense		27		26		20
Remeasurements of the net defined benefit obligation		30		44		60
Benefits paid		(23)		(20)		(19)

Ending balance	Ps.	460	Ps.	404	Ps.	338

Post-employment:
Initial balance	Ps.	135	Ps.	194	Ps.	743
Current service cost		—		5		24
Certain liability cost		—		73		—
Interest expense		—		—		18
Reclasification to certain liability cost		(135)		—		—
Remeasurements of the net defined benefit obligation				—		54
Foreign exchange (gain)		—		(137)		(638)
Benefits paid		—		—		(7)

Ending balance		—	Ps.	135	Ps.	194

16.6 Changes in the balance of plan assets

	December 31, 2016		December 31, 2015		December 31, 2014
Total Plan Assets:
Initial balance	Ps.	2,228	Ps.	2,158	Ps.	2,371
Actual return on trust assets		40		65		133
Foreign exchange loss (gain)		4		7		(8)
Life annuities		107		61		197
Benefits paid		(1)		(63)		—
Effect due to settlement		—		—		(535)

Ending balance	Ps.	2,378	Ps.	2,228	Ps.	2,158

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

The following table presents the amount of defined benefit plan expense and OCI impact in absolute terms of a variation of 0.5% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensitivity of this 0.5% on the significant actuarial assumptions is based on a projected long-term discount rates to Mexico and a yield curve projections of long-term sovereign bonds:

+0.5%:	Income Statement								OCI (1)
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Effect of Net Interest on the Net Defined Benefit Liability (Asset)		Remeasurements of the Net Defined Benefit Liability (Asset)
Pension and retirement plans	Ps.	236	Ps.	43	Ps.	(57)	Ps.	217	Ps.	648
Seniority premiums		89		—		—		34		(22)
Postretirement medical services		20		—		—		23		126
Post-employment		—		—		—		—		—

Total	Ps.	345	Ps.	43	Ps.	(57)	Ps.	274	Ps.	752

Expected salary increase	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Effect of Net Interest on the Net Defined Benefit Liability (Asset)		Remeasurements of the Net Defined Benefit Liability (Asset)
Pension and retirement plans	Ps.	257	Ps.	48	Ps.	(66)	Ps.	240	Ps.	1,043
Seniority premiums		100		1		—		37		69
Postretirement medical services		21		—		—		24		151
Post-employment		—		—		—		—		—

Total	Ps.	378	Ps.	49	Ps.	(66)	Ps.	301	Ps.	1,263

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	22	Ps.	—	Ps.	—	Ps.	25	Ps.	193

-0.5%:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Effect of Net Interest on the Net Defined Benefit Liability (Asset)		Remeasurements of the Net Defined Benefit Liability (Asset)
Pension and retirement plans	Ps.	258	Ps.	50	Ps.	(66)	Ps.	227	Ps.	1,101
Seniority premiums		99		1		—		35		48
Postretirement medical services		22		—		—		25		187
Post-employment		—		—		—		—		—

Total	Ps.	379	Ps.	51	Ps.	(66)	Ps.	287	Ps.	1,336

Expected salary increase
Pension and retirement plans	Ps.	236	Ps.	44	Ps.	(60)	Ps.	205	Ps.	703
Seniority premiums		89		—		—		32		(24)
Postretirement medical services		21		—		—		24		151
Post-employment		—		—		—		—		—

Total	Ps.	346	Ps.	44	Ps.	(60)	Ps.	261	Ps.	830

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	20	Ps.	—	Ps.	—	Ps.	23	Ps.	131

(1)	Amounts accumulated in other comprehensive income as of the end of the period.

16.8 Employee benefits expense

For the years ended December 31, 2016, 2015 and 2014, employee benefits expenses recognized in the consolidated income statements as cost of goods sold, administrative and selling expenses are as follows:

	2016		2015		2014
Wages and salaries	Ps.	39,459	Ps.	39,459	Ps.	35,659
Social security costs		6,114		6,114		5,872
Employee profit sharing		1,506		1,243		1,138
Post employment benefits		625		493		514
Share-based payments		468		463		283
Termination benefits		503		503		431

	Ps.	48,675	Ps.	48,275	Ps.	43,897

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

The plan is managed by FEMSA’s chief executive officer (CEO), with the support of the board of directors, together with the CEO of the respective sub-holding company. FEMSA’s Board of Directors is responsible for approving the plan’s structure, and the annual amount of the bonus. Each year, FEMSA’s CEO in conjunction with the Evaluation and Compensation Committee of the board of directors and the CEO of the respective sub-holding company determine the employees eligible to participate in the plan and the bonus formula to determine the number of shares to be received. Until 2015 the shares were vested ratably over a six year period, beginning with January 1, 2016 onwards they were ratably vest over a four year period, with retrospective effects. Early December 31, 2015, the Company and the eligible employee agree to the share-based payment arrangement, being when it and the counterparty have a shared understanding of the terms and conditions of the arrangement. FEMSA accounts for its share-based payment bonus plan as an equity-settled share based payment transaction as it will ultimately settle its obligations with its employees by issuing its own shares or those of its subsidiary Coca-Cola FEMSA.

The Company contributes the individual employee’s special bonus (after taxes) in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), who then uses the funds to purchase FEMSA or Coca-Cola FEMSA shares (as instructed by the Administrative Trust’s Technical Committee), which are then allocated to such employee. The Administrative Trust tracks the individual employees’ account balance. FEMSA created the Administrative Trust with the objective of conducting the purchase of FEMSA and Coca-Cola FEMSA shares by each of its subsidiaries with eligible executives participating in the stock incentive plan. The Administrative Trust’s objectives are to acquire FEMSA shares, or shares of Coca-Cola FEMSA and to manage the shares granted to the individual employees based on instructions set forth by the Technical Committee. Once the shares are acquired following the Technical Committee’s instructions, the Administrative Trust assigns to each participant their respective rights. As the trust is controlled and therefore consolidated by FEMSA, shares purchased in the market and held within the Administrative Trust are presented as treasury stock (as it relates to FEMSA’s shares) or as a reduction of the noncontrolling interest (as it relates to Coca-Cola FEMSA’s shares) in the consolidated statement of changes in equity, on the line issuance (repurchase) of shares associated with share-based payment plans. Should an employee leave prior to their shares vesting, they would lose the rights to such shares, which would then remain within the Administrative Trust and be able to be reallocated to other eligible employees as determined by the Company. The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. For the years ended December 31, 2016, 2015 and 2014, the compensation expense recorded in the consolidated income statement amounted to Ps. 468, Ps. 463 and Ps. 283, respectively.

All shares held in the Administrative Trust are considered outstanding for diluted earnings per share purposes and dividends on shares held by the trust are charged to retained earnings.

As of December 31, 2016 and 2015, the number of shares held by the trust associated with the Company’s share based payment plans is as follows:

	Number of Shares
	FEMSA UBD		KOFL
	2016	2015	2016	2015
Beginning balance	4,246,792	4,763,755	1,160,311	1,298,533

Shares acquired by the administrative trust to employees	2,375,196	1,491,330	695,487	466,036

Shares released from administrative trust to employees upon vesting	(2,996,817)	(2,008,293)	(787,471)	(604,258)

Forfeitures	—	—	—	—

Ending balance	3,625,171	4,246,792	1,068,327	1,160,311

The fair value of the shares held by the trust as of the end of December 31, 2016 and 2015 was Ps. 712 and Ps. 830, respectively, based on quoted market prices of those dates.

Note 18. Bank Loans and Notes Payables

	At December 31,(1)										2022 and		Carrying Value at December 31,		Fair Value at December 31,		Carrying Value at December 31,
(in millions of Mexican pesos)	2017		2018		2019		2020		2021		Thereafter		2016		2016		2015(1)

Short-term debt:
Fixed rate debt:
Colombian pesos
Bank loans	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	219
Interest rate		—		—		—		—		—		—		—		—		6.5%
Argentine pesos
Bank loans		644		—		—		—		—		—		644		669		165
Interest rate		32.0%		—		—		—		—		—		32.0%		—		26.2%
Chilean pesos
Bank loans		338		—		—		—		—		—		338		338		1,442
Interest rate		4.3%		—		—		—		—		—		4.3%		—		4.2%
Finance leases		—		—		—		—		—		—		—		—		10
Interest rate		—		—		—		—		—		—		—		—		2.4%
U.S. dollars
Bank loans		206		—		—		—		—		—		206		208		—
Interest rate		3.4%		—		—		—		—		—		3.4%		—		—
Variable rate debt:
Colombian pesos
Bank loans		723		—		—		—		—		—		723		720		235
Interest rate		9.1%		—		—		—		—		—		9.1%		—		8.2%
Brazilian reais
Bank loans		—		—		—		—		—		—		—		—		168
Interest rate		—		—		—		—		—		—		—		—		14.8%
Chilean pesos
Bank loans		1		—		—		—		—		—		1		1		—
Interest rate		10.0%		—		—		—		—		—		10.0%		—		—

Total short-term debt	Ps.	1,912	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,912	Ps.	1,936	Ps.	2,239

	At December 31,(1)										2022 and		Carrying Value at December 31,		Fair Value at December 31,		Carrying Value at December 31,
(in millions of Mexican pesos)	2017		2018		2019		2020		2021		Thereafter		2016		2016		2015(1)
Long-term debt:
Fixed rate debt:
Euro
Senior unsecured notes	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	21,627	Ps.	21,627	Ps.	22,178	Ps.	—
Interest rate		—		—		—		—		—		1.8%		1.8%		—		—
U.S. dollars
Senior notes		—		20,625		—		10,297		—		30,781		61,703		64,230	Ps.	51,333
Interest rate		—		2.4%		—		4.6%		—		4.4%		3.8%		—		3.8%
Senior notes due 2023		—		—		—		—		—		6,117		6,117		5,953		5,068
Interest rate (1)		—		—		—		—		—		2.9%		2.9%		—		2.9%
Senior notes due 2043		—		—		—		—		—		14,128		14,128		13,749		11,675
Interest rate (1)		—		—		—		—		—		4.4%		4.4%		—		4.4%
Finance leases		7		6		5		2		—		—		20		20		—
Interest rate (1)		4.0%		4.0%		3.8%		4.0%		—		—		3.9%		—		—
Mexican pesos
Units of investment (UDIs)		3,245		—		—		—		—		—		3,245		3,245		3,385
Interest rate		4.2%		—		—		—		—		—		4.2%		—		4.2%
Domestic senior notes		—		—		—		—		2,497		7,494		9,991		8,983		9,989
Interest rate		—		—		—		—		8.3%		5.5%		6.2%		—		6.2%
BBrazilian reais
Bank loans		282		227		106		50		41		36		742		714		819
Interest rate		4.7%		5.1%		7.4%		5.1%		5.1%		5.1%		5.3%		—		6.0%
Finance leases		—		—		—		—		—		—		—		—		460
Interest rate		—		—		—		—		—		—		—		—		4.6%
Notes payable(2)		—		—		7,022		—		—		—		7,022		6,547		—
Interest rate		—		—		0.4%		—		—		—		0.4%		—		—
Argentine pesos
Bank loans		—		—		—		—		—		—		—		—		18
Interest rate		—		—		—		—		—		—		—		—		15.3%
Chilean pesos
Bank loans		125		39		—		—		—		—		164		164		232
Interest rate		6.8%		7.9%		—		—		—		—		7.0%		—		7.5%
Finance leases		25		25		23		21		20		—		114		114		92
Interest rate		3.5%		3.6%		3.5%		3.3%		3.2%		—		3.4%		—		3.4%
Colombian pesos
Finance leases		—		758		—		—		—		—		758		750		—
Interest rate		—		9.6%		—		—		—		—		9.6%		—		—

Subtotal	Ps.	3,684	Ps.	21,680	Ps.	7,156	Ps.	10,370	Ps.	2,558	Ps.	80,183	Ps.	125,631	Ps.	126,647	Ps.	83,071

(1)	All interest rates shown in this table are weighted average contractual annual rates.

	At December 31,(1)										2022 and		Carrying Value at December 31,		Fair Value at December 31,		Carrying Value at December 31,
(in millions of Mexican pesos)	2017		2018		2019		2020		2021		Thereafter		2016		2016		2015(1)
Variable rate debt:
U.S. dollars
Bank loans	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	4,218	Ps.	—	Ps.	4,218	Ps.	4,299	Ps.	—
Interest rate (1)		—		—		—		—		1.6%		—		1.6%				—
Mexican pesos
Domestic senior notes		—		—		—		—		—		—		—		—		2,496
Interest rate (1)		—		—		—		—		—		—		—		—		3.6%
Argentine pesos
Bank loans		40		—		—		—		—		—		40		40		123
Interest rate		27.8%		—		—		—		—		—		27.8%		—		32.2%
Brazilian reais
Bank loans		483		451		410		308		88		124		1,864		1,776		584
Interest rate		5.5%		5.5%		5.5%		5.5%		5.5%		5.5%		5.5%		—		10.1%
Notes payable		10		10		6		—		—		—		26		23		—
Interest rate		0.4%		0.4%		0.4%		—		—		—		0.4%		—		—
Colombian pesos
Bank loans		793		413		—		—		—		—		1,206		1,213		1,176
Interest rate		9.1%		10.0%		—		—		—		—		9.6%		—		6.9%
Chilean pesos
Bank loans		359		477		641		1,071		706		1,097		4,351		4,350		2,175
Interest rate		3.9%		3.9%		3.8%		3.8%		3.7%		3.6%		3.7%		—		6.0%

Subtotal	Ps.	1,685	Ps.	1,351	Ps.	1,057	Ps.	1,379	Ps.	5,012	Ps.	1,221	Ps.	11,705	Ps.	11,701	Ps.	6,554

Total long-term debt	Ps.	5,369	Ps.	23,031	Ps.	8,213	Ps.	11,749	Ps.	7,570	Ps.	81,404	Ps.	137,336	Ps.	138,348	Ps.	89,625

Current portion of long term debt														(5,369)				(3,656)

													Ps.	131,967			Ps.	85,969

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)	Promissory note denominated and payable in Brazilian reais; however, it is linked to the performance ot the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

Hedging Derivative Financial Instruments (1)	2017		2018		2019		2020		2021	2022 and Thereafter		Total 2016		Total 2015
	(notional amounts in millions of Mexican pesos)
Cross currency swaps:
Units of investments to Mexican pesos and variable rate:
Fixed to variable(2)	Ps.	2,500	Ps.	—	Ps.	—	Ps.	—	—	Ps.	—	Ps.	2,500	Ps.	2,500
Interest pay rate		5.9%		—		—		—	—		—		5.9%		3.4%
Interest receive rate		4.2%		—		—		—	—		—		4.2%		4.2%
U.S. dollars to Mexican pesos
Fixed to variable(3)		—		—		—		—	—		11,403		11,403		11,403
Interest pay rate		—		—		—		—	—		7.4%		7.4%		4.8%
Interest receive rate		—		—		—		—	—		4.0%		4.0%		4.0%
Variable to fixed		—		9,092		—		—	—		—		9,092		7,571
Interest pay rate		—		6.0%		—		—	—		—		6.0%		3.5%
Interest receive rate		—		2.4%		—		—	—		—		2.4%		2.4%
Fixed to fixed		—		2,376		—		10,332	—		6,743		19,451		1,267
Interest pay rate		—		6.4%		—		9.1%	—		9.1%		8.8%		5.7%
Interest receive rate		—		2.4%		—		4.6%	—		3.8%		4.1%		2.9%
U.S. dollars to Brazilian reais
Fixed to variable		207		9,195		7,022		4,786	—		—		21,210		5,592
Interest pay rate		14.3%		12.6%		10.1%		12.9%	—		—		11.9%		12.7%
Interest receive rate		3.4%		2.5%		0.4%		2.9%	—		—		1.9%		2.7%
Variable to variable		—		18,598		—		—	4,236				22,834		17,551
Interest pay rate		—		12.6%		—		—	11.7%				12.4%		12.6%
Interest receive rate		—		2.1%		—		—	1.5%				2.0%		2.1%
Chilean pesos
Variable to fixed		—		—		—		827	—		—		827		1,097
Interest pay rate		—		—		—		6.9%	—		—		6.9%		6.9%
Interest receive rate		—		—		—		6.2%	—		—		6.2%		6.8%

Interest rate swap:
Mexican pesos
Variable to fixed rate:		—		—		77		—	727		2,787		3,591		1,273
Interest pay rate		—		—		6.5%		—	7.6%		4.8%		6.4%		7.0%
Interest receive rate		—		—		4.7%		—	4.7%		4.1%		5.1%		5.5%
Variable to fixed rate(2):
Interest pay rate		5.9%		—		—		—	—		—		5.9%		5.2%
Interest receive rate		6.0%		—		—		—	—		—		6.0%		3.4%
Variable to fixed rate(3):
Interest pay rate		—		—		—		—	—		7.2%		7.2%		7.2%
Interest receive rate		—		—		—		—	—		7.4%		7.4%		4.8%

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)	Interest rate swaps with a notional amount of Ps. 1,250 that receive a variable rate of 6.0% and pay a fixed rate of 5.9%; joined with a cross currency swap of the same notional amount, which covers units of investments to Mexican pesos, that receives a fixed rate of 4.2% and pays a variable rate of 5.9%.
(3)	Interest rate swaps with a notional amount of Ps. 11,403 that receive a variable rate of 7.4% and pay a fixed rate of 7.2%; joined with a cross currency swap, which covers U.S. dollars to Mexican pesos, that receives a fixed rate of 4.0% and pay a variable rate of 7.4%.

For the years ended December 31, 2016, 2015 and 2014, the interest expense is comprised as follows:

	2016		2015		2014
Interest on debts and borrowings	Ps.	5,694	Ps.	4,586	Ps.	3,992
Capitalized interest		(32)		(60)		(117)
Finance charges for employee benefits		282		276		341
Derivative instruments		3,519		2,894		2,413
Finance operating charges		183		79		66
Finance charges payable under finance leases		—		2		6

	Ps.	9,646	Ps.	7,777	Ps.	6,701

In March 14, 2016, the Company issued long-term debt on the Irish Stock Exchange (ISE) in the amount of €1,000, which was made up of senior notes with a maturity of 7 years, a fixed interest rate of 1.75% and a spread of 155 basis points over the relevant benchmark mid-swap, for a total yield of 1.824%. The Company has designated this non-derivative financial liability as a hedge on the net investment in Heineken. For the year ended December 31, 2016, a foreing exchange loss, net of tax, has been recognized as part of the exchange differences on translation of foreign operations within the cumulative other comprehensive income of Ps. 1,443.

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

Coca-Cola FEMSA has the following debt bonds: a) registered with the Mexican stock exchange: i) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.27% and ii) Ps. 7,500 (nominal amount) with a maturity date in 2023 and fixed interest rate of 5.46%; and b) registered with the SEC: i) Senior notes of U.S. $500 with interest at a fixed rate of 4.63% and maturity date on February 15, 2020, ii) Senior notes of U.S. $1,000 with interest at a fixed rate of 2.38% and maturity date on November 26, 2018, iii) Senior notes of U.S. $900 with interest at a fixed rate of 3.88% and maturity date on November 26, 2023 and iv) Senior notes of U.S. $600 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043 all of which are guaranteed by Coca-Cola FEMSA subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R.L. de C.V. (“Guarantors”).

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

In December 2015, Coca-Cola FEMSA prepaid in full outstanding Bank loans denominated in U.S. million dollars for a total amount of $450 (nominal amount).

Note 19. Other Income and Expenses

	2016		2015		2014
Gain on sale of shares	Ps.	—	Ps.	14	Ps.	—
Gain on sale of long-lived assets		170		249		—
Gain on sale of other assets		—		—		276
Sale of waste material		50		41		44
Write off-contingencies (see Note 25.5)		329		—		475
Recoveries from previous years		466		16		89
Insurance rebates		10		17		18
Others		132		86		196

Other income	Ps.	1,157	Ps.	423	Ps.	1,098

Contingencies associated with prior acquisitions or disposals (1)	Ps.	1,582	Ps.	93	Ps.	—
Loss son sale of shares		8		—		—
Loss on sale of long-lived assets		—		—		7
Loss on sale of other assets		159		—		—
Impairment of long-lived assets		—		134		145
Disposal of long-lived assets (2)		238		416		153
Foreign exchange losses related to operating activities		2,370		917		147
Non-income taxes from Colombia		53		30		69
Severance payments		98		285		277
Donations		203		362		172
Legal fees and other expenses from past acquisitions		241		223		31
Other		957		281		276

Other expenses	Ps.	5,909	Ps.	2,741	Ps.	1,277

(1)	Contingencies amounted of Ps. 764 associated with Heineken (See Note 25.5.1)
(2)	Charges related to fixed assets retirement from ordinary operations and other long-lived assets.

Note 20. Financial Instruments

Fair Value of Financial Instruments

The Company measures the fair value of its financial assets and liabilities classified as level 2 applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2016 and 2015:

	December 31, 2016		December 31, 2015
	Level 1	Level 2	Level 1	Level 2
Derivative financial instrument (current asset)	374	1,543	—	523
Derivative financial instrument (non-current asset)	—	14,729	—	8,377
Derivative financial instrument (current liability)	—	264	270	89
Derivative financial instrument (non-current liability)	—	6,403	—	277

20.1 Total debt

The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2016 and 2015, which is considered to be level 1 in the fair value hierarchy.

	2016		2015
Carrying value	Ps.	139,248	Ps.	91,864
Fair value		140,284		91,551

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

At December 31, 2016, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2016		Fair Value Asset December 31, 2016
2017	Ps.	1,250	Ps.	—	Ps.	10
2019		77		(4)		—
2021		727		(87)		—
2022		929		(35)		—
2023		13,261		(73)		1,028

At December 31, 2015, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2015		Fair Value Asset December 31, 2015
2017	Ps.	1,250	Ps.	(36)	Ps.	—
2019		76		(3)		—
2021		623		(62)		—
2022		574		(9)		—
2023		11,403		—		89

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

At December 31, 2016, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2016		Fair Value Asset December 31, 2016
2017	Ps.	8,265	Ps.	(247)	Ps.	364

At December 31, 2015, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2015		Fair Value Asset December 31, 2015
2016	Ps.	6,735	Ps.	(84)	Ps.	383

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

These instruments are recognized in the consolidated statement of financial position at their estimated fair value which is estimated using formal technical models. The valuation method involves discounting to present value the expected cash flows of interest, calculated from the rate curve of the cash foreign currency, and expresses the net result in the reporting currency. These contracts are designated as financial instruments at fair value through profit or loss. The fair values changes related to those cross currency swaps are recorded under the caption “market value gain (loss) on financial instruments,” net of changes related to the long-term liability, within the consolidated income statements.

The Company has cross-currency contracts designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value. Changes in fair value are recorded in cumulative other comprehensive income, net of taxes until such time as the hedge amount is recorded in the consolidated income statement.

At December 31, 2016, the Company had the following outstanding cross currency swap agreements:

Maturity Date	Notional Amount		Fair Value Liability 2016		Fair Value Asset December 31, 2016
2017	Ps.	2,707	Ps.	(10)	Ps.	1,165
2018		39,262		(4,837)		3,688
2019		7,022		(265)		—
2020		19,474		(842)		798
2021		5,076		(128)		28
2023		12,670		—		9,057
2026		925		(131)		—
2027		5,476		—		125

At December 31, 2015, the Company had the following outstanding cross currency swap agreements:

Maturity Date	Notional Amount		Fair Value Liability 2015		Fair Value Asset December 31, 2015
2017	Ps.	2,711	Ps.	—	Ps.	1,159
2018		30,714		—		2,216
2020		4,034		(116)		—
2023		12,670		—		4,859

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

The fair value of expired commodity price contract was recorded in cost of goods sold where the hedged item was recorded.

At December 31, 2016, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31 2016
2017	Ps.	572	Ps.	370

At December 31, 2016, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2016
2017	Ps.	74	Ps.	5

At December 31, 2015, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2015
2016	Ps.	1,497	Ps.	(190)

At December 31, 2015, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2015
2016	Ps.	436	Ps.	(84)

20.7 Financial Instruments for CCFPI acquisition:

Coca-Cola FEMSA’s call option related to the remaining 49% ownership interest in CCFPI is measured at fair value in its financial statements using a Level 3 concept. The call option had an estimated fair value of approximately Ps. 859 million at inception of the option, and approximately Ps. 466 million and Ps. 456 million as of December 31, 2016 and 2015, respectively. Significant observable inputs into that Level 3 estimate include the call option’s expected term (7 years at inception), risk free rate as expected return (LIBOR), a volatility (18.56%) and the underlying enterprise value of the CCFPI. The enterprise value of CCFPI for the purpose of this estimate was based on CCFPI’s long-term business plan. Coca-Cola FEMSA uses Black & Scholes valuation technique to measure call option value. Coca-Cola FEMSA acquired its 51% ownership interest in CCFPI in January 2013 and continues to integrate CCFPI into its global operations using the equity method of accounting, and currently believes that the underlying exercise price of the call option is “out of the money”. The Level 3 fair value of Coca-Cola FEMSA’s put option related to its 51% ownership interest approximates zero as its exercise price as defined in the contract adjusts proportionately to the underlying fair value of CCFPI.

Coca-Cola FEMSA estimates that the call option is “out of the money” as of December 31, 2016 and 2015. As of December 31, 2016 and 2015, the call option is “out of the money” by approximately 25.47% and 13.89% or U.S. $155 million and U.S. $90 million, respectively, with respect to the strike price.

20.8 Option embedded in the Promissory Note to fund the Vonpar’s acquisition

As disclosed in Note 4.1.1, on December 6, 2016, as part of the purchase price paid for the Coca-Cola FEMSA’s acquisition of Vonpar, Spal issued and delivered a three-year promissory note to the sellers, for a total amount of 1,090 million Brazilian reais (approximately Ps.7,022 million as of December 31, 2016). The promissory note bears interest at an annual rate of 0.375%, and is denominated and payable in Brazilian reais. The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar. The holders of the promissory note have an option, that may be exercised prior to the scheduled maturity of the promissory note, to capitalize the Mexican peso amount equivalent to the amount payable under the promissory note into a recently incorporated Mexican company which would then be merged into the Coca-Cola FEMSA in exchange for Series L shares at a strike price of Ps.178.5 per share. Such capitalization and issuance of new Series L shares is subject to Coca-Cola FEMSA having a sufficient number of Series L shares available for issuance.Coca-Cola FEMSA uses Black & Scholes valuation technique to measure call option at fair value. The call option had an estimated fair value of Ps. 343 million at inception of the option and Ps. 368 million as of December 31, 2016. The option is recorded as part of the Promisory Note disclosed in Note 18.

Coca-Cola FEMSA estimates that the call option is “out of the money” as of December 31, 2016 by approximately 35.9% or US$ 93 million with respect to the strike price.

20.9 Net effects of expired contracts that met hedging criteria

Type of Derivatives	Impact in Consolidated Income Statement	2016		2015		2014
Interest rate swaps	Interest expense	Ps.	—	Ps.	—	Ps.	337
Cross currency swap (1)	Interest expense		—		2,595		—
Cross currency swap (1)	Foreign exchange		—		(10,911)		—
Forward agreements to purchase foreign currency	Foreign exchange		1160		(180)		38
Commodity price contracts	Cost of goods sold		(241)		619		291
Options to purchase foreign currency	Cost of goods sold		—		(21)		—
Forward agreements to purchase foreign currency	Cost of goods sold		(45)		(523)		22

(1)	This amount corresponds to the settlement of cross currency swaps portfolio in Brazil presented as part of the other financial activities.

20.10 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2016		2015		2014
Interest rate swaps	Market value	Ps.	—	Ps.	—	Ps.	10
Cross currency swaps	gain (loss) on		—		(20)		59
Others	financial instruments		—		56		3

20.11 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2016		2015		2014
Cross-currency swaps	Market value gain on financial instruments	Ps.	—	Ps.	204	Ps.	—

20.12 Market risk

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

The following disclosures provide a sensitivity analysis of the market risks management considered to be reasonably possible at the end of the reporting period based on a stress test of the exchange rates according to an annualized volatility estimated with historic prices obtained for the underlying asset over a period of time, in the cases of derivative financial instruments related to foreign currency risk, which the Company is exposed to as it relates to in its existing hedging strategy:

Foreign Currency Risk	Change in Exchange Rate		Effect on Equity
2016
FEMSA (1)	-17%	MXN/EUR	Ps.	293
	+17%	MXN/EUR		(293)
	+11%	CLP/USD		12
	-11%	CLP/USD		(12)
Coca-Cola FEMSA	-18%	BRL/USD		(203)
	+18%	BRL/USD		203
	-17%	MXN/USD		(916)
	+17%	MXN/USD		916
	-18%	COP/USD		(255)
	+18%	COP/USD		255
2015
FEMSA (1)	-14%	MXN/EUR		319
	+14%	MXN/EUR	Ps.	(319)
	+10%	CLP/USD		9
	-10%	CLP/USD		(9)
	-11%	MXN/USD		197
Coca-Cola FEMSA	+11%	MXN/USD		(197)
	+21%	BRL/USD		(387)
	+17%	COP/USD		(113)
	-36%	ARS/USD		231
	+36%	ARS/USD		(231)
	-21%	BRL/USD		387
	-17%	COP/USD		113
	+17%	COP/USD		(113)
2014
FEMSA (1)	-9%	MXN/EUR	Ps.	278
	+9%	MXN/EUR		(278)
Coca-Cola FEMSA	-11%	ARS/USD		(22)
	+11%	ARS/USD		22
	-14%	BRL/USD		(96)
	+14%	BRL/USD		96
	-9%	COP/USD		(42)
	+9%	COP/USD		42
	-7%	MXN/USD		(119)
	+7%	MXN/USD		119

(1)	Does not include Coca-Cola FEMSA.

Cross Currency Swaps (1) (2)	Change in Exchange Rate	Effect on Equity		Effect on Profit or Loss
2016
	-11% CLP/USD		—		(549)
	+11% CLP/USD		—		549
	-17% MXN/USD		—		(3,836)
FEMSA (3)	+17% MXN/USD	Ps.	—	Ps.	3,836
	-18% COP/USD		—		(448)
	+18% COP/USD		—		448
Coca-Cola FEMSA	+17% MXN/USD		3,687		1,790
	+18% BRL/USD		9,559		—
	-17% MXN/USD		(3,687)		(1,790)
	-18% BRL/USD		(9,559)		—
2015
FEMSA (3)	-11% MXN/USD	Ps.	—	Ps.	(2,043)
	+11% MXN/USD		—		2,043
Coca-Cola FEMSA	-11% MXN/USD		—		(938)
	+11% MXN/USD		—		938
	-21% BRL/USD		(4,517)		(1,086)
	+21% BRL/USD		4,517		1,086
2014
FEMSA (3)	-7% MXN/USD	Ps.	—	Ps.	(1,100)
	+7% MXN/USD		—		1,100
Coca-Cola FEMSA	-7% MXN/USD		—		(481)
	+7% MXN/USD		—		415
	-14% BRL/USD		—		(3,935)
	+14% BRL/USD		—		2,990

Net Cash in Foreign Currency (1)	Change in Exchange Rate		Effect on Profit or Loss
2016
FEMSA (3)	+17%	EUR/+17% USD	Ps.	3,176
	-17%	EUR/ -17% USD		(3,176)
Coca-Cola FEMSA		+17% USD		(105)
		-17% USD		105
2015
FEMSA (3)	+14%	EUR/ +11% USD	Ps.	504
	-14%	EUR/ -11% USD		(504)
Coca-Cola FEMSA		+11% USD		(1,112)
		-11% USD		1,112
2014
FEMSA (3)		+9% EUR/+7% USD	Ps.	233
		-9% EUR/-7% USD		(233)
Coca-Cola FEMSA		+7% USD		(747)
		-7% USD		747

(1)	The sensitivity analysis effects include all subsidiaries of the Company.
(2)	Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.
(3)	Does not include Coca-Cola FEMSA.

Commodity Price Contracts (1)	Change in U.S.$ Rate	Effect on Equity
2016
Coca-Cola FEMSA	Sugar - 33%	Ps.	(310)
	Aluminum - 16%		(13)
2015
Coca-Cola FEMSA	Sugar - 31%	Ps.	(406)
	Aluminum - 18%		(58)
2014
Coca-Cola FEMSA	Sugar - 27%	Ps.	(528)
	Aluminum - 17%		(87)

(1)	Effects on commoditie price contracts are only in Coca-Cola FEMSA.

20.13 Interest rate risk

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

The following disclosures provide a sensitivity analysis of the interest rate risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which it considers in its existing hedging strategy:

Interest Rate Swap (1)	Change in Bps.		Effect on Equity
2016
FEMSA(2)	(100 Bps.	)	Ps.	(550)
2015
FEMSA(2)	(100 Bps.	)	Ps.	(542)
2014
FEMSA(2)	(100 Bps.	)	Ps.	(528)

(1)	The sensitivity analysis effects include all subsidiaries of the Company.
(2)	Does not include Coca-Cola FEMSA.

Interest Effect of Unhedged Portion Bank Loans	2016		2015		2014
Change in interest rate		+100 Bps.		+100 Bps.		+100 Bps.
Effect on profit loss	Ps.	(354)	Ps.	(192)	Ps.	(244)

20.14 Liquidity risk

Each of the Company’s sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2016 and 2015, 64.5% and 82.66%, respectively of the Company’s outstanding consolidated total indebtedness was at the level of its sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, the Company’s management expects to continue financing its operations and capital requirements when it is considering domestic funding at the level of its sub-holding companies, otherwise; it is generally more convenient that its foreign operations would be financed directly through the Company because of better market conditions obtained by itself. Nonetheless, sub-holdings companies may decide to incur indebtedness in the future to finance their own operations and capital requirements of the Company’s subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, the Company depends on dividends and other distributions from its subsidiaries to service the Company’s indebtedness.

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

The Company has access to credit from national and international banking institutions in order to meet treasury needs; besides, the Company has the highest rating for Mexican companies (AAA) given by independent rating agencies, allowing the Company to evaluate capital markets in case it needs resources.

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

The Company presents the maturity dates associated with its long-term financial liabilities as of December 31, 2016, see Note 18. The Company generally makes payments associated with its long-term financial liabilities with cash generated from its operations.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows from derivative financial liabilities that are in place as of December 31, 2016. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2016.

	2017		2018		2019		2020		2021		2022 and thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps.	7,930	Ps.	22,997	Ps.	9,429	Ps.	12,754	Ps.	4,879	Ps.	122,628
Loans from banks		4,690		2,724		1,402		1,591		5,158		1,070
Obligations under finance leases		39		36		33		28		26		0
Derivative financial liabilities		(1,296)		638		664		624		(1)		(12,253)

The Company generally makes payments associated with its non-current financial liabilities with cash generated from its operations.

20.15 Credit risk

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

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2016 and 2015 is the carrying amounts (see Note 7).

The credit risk on derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining in some cases a Credit Support Annex (CSA) that establishes margin requirements, which could change upon changes to the credit ratings given to the Company by independent rating agencies. As of December 31, 2016, the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

Note 21. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2016 and 2015 is as follows:

	December 31, 2016		December 31, 2015
Coca-Cola FEMSA	Ps.	70,293	Ps.	58,340
Other		3,973		1,992

	Ps.	74,266	Ps.	60,332

The changes in the FEMSA’s non-controlling interest were as follows:

	2016		2015		2014
Balance at beginning of the year	Ps.	60,332	Ps.	59,649	Ps.	63,158
Net income of non controlling interest		6,035		5,593		5,929
Other comprehensive income (loss):		9,463		(2,999)		(6,265)
Exchange differences on translation of foreign operation		9,238		(3,110)		(6,264)
Remeasurements of the net defined benefits liability		(63)		75		(110)
Valuation of the effective portion of derivative financial instruments		288		36		109
Other acquisitions and remeasurments		1,710		1,133		—
Contribution from non-controlling interest		892		250		—
Equity instruments		(485)		—		—
Dividends		(3,690)		(3,351)		(3,152)
Share based payment		9		57		(21)

Balance at end of the year	Ps.	74,266	Ps.	60,332	Ps.	59,649

Non controlling cumulative other comprehensive loss is comprised as follows:

	December 31, 2016	December 31, 2015
Exchange differences on translation foreign operation	Ps.(199)	Ps.(9,436)
Remeasurements of the net defined benefits liability	(304)	(241)
Valuation of the effective portion of derivative financial instruments	195	(93)

Cumulative other comprehensive loss	Ps.(308)	Ps.(9,770)

Coca-Cola FEMSA shareholders, especially the Coca-Cola Company which hold Series D shares, have some protective rights about investing in or disposing of significant businesses. However, these rights do not limit the continued normal operations of Coca-Cola FEMSA.

Summarized financial information in respect of Coca-Cola FEMSA is set out below:

	December 31, 2016		December 31, 2015
Total current assets	Ps.	45,453	Ps.	42,232
Total non-current assets		233,803		168,017
Total current liabilities		39,868		30,480
Total non-current liabilities		110,155		71,034
Total revenue	Ps.	177,718	Ps.	152,360
Total consolidated net income		10,527		10,329
Total consolidated comprehensive income	Ps.	27,171	Ps.	5,033
Net cash flow from operating activities		32,446		23,202
Net cash flow from used in investing activities		(26,915)		(10,945)
Net cash flow from financing activities		(9,734)		(8,567)

Note 22. Equity

22.1 Equity accounts

The capital stock of FEMSA is comprised of 2,161,177,770 BD units and 1,417,048,500 B units.

As of December 31, 2016 and 2015, the capital stock of FEMSA was comprised of 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital stock amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock amount.

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

As of December 31, 2016 and 2015, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270

Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540

Total shares	7,085,242,500	10,805,888,850	17,891,131,350

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2016 and 2015, this reserve amounted to Ps. 596.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except when capital reductions come from restated shareholder contributions and when the distributions of dividends come from net taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. Due to the Mexican Tax Reform, a new Income Tax Law (LISR) went into effect on January 1, 2014. Such law no longer includes the tax consolidation regime which allowed calculating the CUFIN on a consolidated basis; therefore, beginning in 2014, distributed dividends must be taken from the individual CUFIN balance of FEMSA, which can be increased with the subsidiary companies’ individual CUFINES through the transfers of dividends. The sum of the individual CUFIN balances of FEMSA and its subsidiaries as of December 31, 2016 amounted to Ps. 103,615.

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

At an ordinary shareholders’ meeting of FEMSA held on March 8, 2016, the shareholders approved a dividend of Ps. 8,355 that was paid 50% on May 5, 2016 and other 50% on November 3, 2016; and a reserve for share repurchase of a maximum of Ps. 7,000. As of December 31, 2016, the Company has not repurchased shares. Treasury shares resulted from share-based payment bonus plan are disclosed in Note 17.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 7, 2016, the shareholders approved a dividend of Ps. 6,944 that was paid 50% on May 3, 2016 and other 50% on November 1, 2016. The corresponding payment to the non-controlling interest was Ps. 3,621.

For the years ended December 31, 2016, 2015 and 2014 the dividends declared and paid by the Company and Coca-Cola FEMSA were as follows:

	2016		2015	2014
FEMSA	Ps.	8,355	Ps. 7,350	Ps. —
Coca-Cola FEMSA (100% of dividend)		6,945	6,405	6,012

For the years ended December 31, 2016 and 2015 the dividends declared and paid per share by the Company are as follows:

Series of Shares	2016	2015
“B”	Ps. 0.41666	Ps. 0.36649
“D”	0.52083	0.45811

22.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2016 and 2015.

The Company is not subject to any externally imposed capital requirements, other than the legal reserve (see Note 22.1) and debt covenants (see Note 18).

The Company’s finance committee reviews the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both national and international, currently rated AAA and A- respectively, which requires it to have a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio lower than 1.5. As a result, prior to entering into new business ventures, acquisitions or divestures, management evaluates the optimal ratio of debt to EBITDA in order to maintain its credit rating.

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

	2016				2015			2014
	Per Series “B” Shares		Per Series “D” Shares		Per Series “B” Shares	Per Series “D” Shares		Per Series “B” Shares		Per Series “D” Shares
Shares expressed in millions:
Weighted average number of shares for basic earnings per share		9,242.48		8,628.97	9,241.91		8,626.69		9,240.54		8,621.18
Effect of dilution associated with non-vested shares for share based payment plans		3.94		15.74	4.51		18.02		5.88		23.53

Weighted average number of shares adjusted for the effect of dilution (Shares outstanding)		9,246.42		8,644.71	9,246.42		8,644.71		9,246.42		8,644.71
Dividend rights per series (see note 22.1)		100%		125%	100%		125%		100%		125%

Weighted average number of shares further adjusted to reflect dividend rights		9,246.42		10,805.89	9,246.42		10,805.89		9,246.42		10,805.89

Allocation of earnings, weighted		46.11%		53.89%	46.11%		53.89%		46.11%		53.89%

Net Controlling Interest Income Allocated	Ps.	9,748	Ps.	11,392	Ps. 8,154	Ps.	9,529	Ps.	7,701	Ps.	9,000

Note 24. Income Taxes

On April 1, 2015, the Brazilian government issued Decree No. 8.426/15 to impose, as of July 2015, PIS/COFINS (Social Contributions on Gross Revenues) of 4.65% on financial income (except for foreign exchange variations).

Also in Brazil, starting 2016 the rates of value-added tax in certain states will be changed as follows: Mato Grosso do Sul – from 17.0% to 20.0%; Rio Grande do Sul from 18.0% to 20.0%; Minas Gerais – the tax rate will remain at 18.0% but there will be an additional 2.0% as a contribution to poverty eradication just for the sales to non-taxpayer (final consumers); Rio de Janeiro – the contribution related to poverty eradication fund will be increased from 1.0% to 2.0% effectively in April; Paraná – the rate will be reduced to 16.0% but a rate of 2.0% as a contribution to poverty eradication will be charged on sales to non-taxpayers.

Additionally in Brazil, starting on January 1st, 2016, the rates of federal production tax will be reduced and the rates of the federal sales tax will be increased. Coca-Cola FEMSA estimates of these taxes is 16.2% over the net sales. For 2017, we expected the average of these taxes will range between 15.0% and 17.0% over the net sales.

On January 1, 2015, a general tax reform became effective in Colombia. This reform included the imposition of a new temporary tax on net equity through 2017 to Colombian residents and non-residents who own property in Colombia directly or indirectly through branches or permanent establishments. The relevant taxable base will be determined annually based on a formula. For net equity that exceeds 5.0 billion Colombian pesos (approximately US$2.1 million) the rate will be 1.15% in 2015, 1.00% in 2016 and 0.40% in 2017. In addition, the tax reform in Colombia imposed that the supplementary income tax at a rate of 9.0% as contributions to social programs, which was previously scheduled to decrease to 8.0% by 2015, will remain indefinitely. Additionally, this tax reform included the imposition of a temporary contribution to social programs at a rate of 5.0%, 6.0%, 8.0% and 9.0% for the years 2015, 2016, 2017 and 2018, respectively. Finally, this reform establishes an income tax deduction of 2.0% of value-added tax paid in the acquisition or import of hard assets, such as tangible and amortizable assets that are not sold or transferred in the ordinary course of business and that are used for the production of goods or services. Some of these rules were changed again through a new tax reform introduced at the end of 2016 and be effective in 2017, as described below.

On January 1, 2017, a new general tax reform became effective in Colombia. This reform modifies the income tax rate to 33.0%, starting with a 34.0% for 2017 and then 33.0% for the next years. In addition, this reform includes an extra income tax rate of 6.0% for 2017 and 4.0% for 2018, for entities located outside free trade zone. Regarding taxpayers located in free trade zone, the special income tax rate increase to 20% for 2017. In 2016 the rate is 15.0%. Additionally, the supplementary income tax (9.0%) the temporary contribution to social programs (5.0 % to 9.0 % for 2015 to 2018), and the tax on net equity which were included in tax reform 2015 were eliminated. For 2017, the dividends received by individuals that are Colombian residents will be subject to a withholding of 35.0%; the dividends received by foreign individuals or entities non-residents in Colombia will be subject to a withholding of 5.0%. Finally, regarding the presumptive income on patrimony, the rate increased to a 3.5% for 2017 instead of 3.0% in 2016. Starting in 2017, the Colombian general rate of value-added tax (VAT) increased to 19.0%, replacing the 16.0% rate in effect till 2016.

On December 30, 2015, the Venezuelan government enacted a package of tax reforms that became effective in 2016. This reform mainly (i) eliminated the inflationary adjustments for the calculation of income tax as well as the new investment tax deduction, and (ii) imposed a new tax on financial transactions effective as of February 1, 2016, for those identified as “special taxpayers,” at a rate of 0.75% over certain financial transactions, such as bank withdrawals, transfer of bonds and securities, payment of debts without intervention of the financial system and debits on bank accounts for cross-border payments, which will be immediately withheld by the banks. Given the inherent uncertainty as to how the Venezuelan Tax Administration will require that the aforementioned inflation adjustments be applied, starting 2016 the Company decided to recognize the effects of elimination of the inflationary adjustments.

24.1 Income Tax

The major components of income tax expense for the years ended December 31, 2016, 2015 and 2014 are:

	2016	2015	2014
Current tax expense	Ps. 13,548	Ps. 9,879	Ps. 7,810
Deferred tax expense:
Origination and reversal of temporary differences	(3,947)	826	1,303
(Recognition) application of tax losses, net	(1,693)	(2,789)	(2,874)

Total deferred tax income	(5,640)	(1,963)	(1,571)
Change in the statutory rate	(20)	16	14

	Ps. 7,888	Ps. 7,932	Ps. 6,253

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	2016		2015		2014
Unrealized loss on cash flow hedges	Ps.	745	Ps.	93	Ps.	219
Exchange differences on translation of foreign operations		4,478		1,699		(60)
Remeasurements of the net defined benefit liability		(49)		49		(49)
Share of the other comprehensive income of associates and joint ventures		(1,385)		193		189

Total income tax cost recognized in OCI	Ps.	3,789	Ps.	2,034	Ps.	299

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
Mexican statutory income tax rate	30%	30.0%	30.0%
Difference between book and tax inflationary values and translation effects	(2.4%)	(1.3%)	(3.1%)
Annual inflation tax adjustment	0.6%	(1.5%)	(4.4%)
Difference between statutory income tax rates	1.2%	0.4%	0.9%
Non-deductible expenses	2.8%	3.3%	3.7%
Taxable (non-taxable) income, net	(0.4%)	(0.3%)	(1.1%)
Change in the statutory Mexican tax rate	(0.1%)	0.1%	0.1%
Hedge of a net investment in foreign operations	(2.2%)	—	—
Effect of changes in Venezuela Tax Law	3.6%	—	—
Income tax credits	(3.9%)	—	—
Others	(1.6%)	0.8%	0.2%

	27.6%	31.5%	26.3%

Deferred Income Tax Related to:

	Consolidated Statement of Financial Position as of				Consolidated Statement of Income
	December 31, 2016		December 31, 2015		2016		2015		2014

Allowance for doubtful accounts	Ps.	(172)	Ps.	(128)	Ps.	(17)	Ps.	93	Ps.	(106)
Inventories		(112)		66		(151)		(14)		77
Other current assets		64		120		(80)		21		(18)
Property, plant and equipment, net		(471)		(1,858)		670		(314)		(968)
Investments in associates and joint ventures		(1,227)		307		75		684		87
Other assets		257		99		234		(52)		422
Finite useful lived intangible assets		201		419		(1,506)		201		(133)
Indefinite lived intangible assets		9,376		146		7,391		84		(195)
Post-employment and other long-term employee benefits		(692)		(672)		(34)		86		(92)
Derivative financial instruments		255		127		128		165		(99)
Provisions		(2,956)		(1,209)		(411)		(8)		(477)
Temporary non-deductible provision		(3,450)		2,486		(9,118)		735		2,450
Employee profit sharing payable		(340)		(311)		(29)		(43)		(13)
Tax loss carryforwards		(8,889)		(5,272)		(1,693)		(2,789)		(2,874)
Tax credits to recover (2)		(1,150)		—		(1,150)		—		—
Cumulative other comprehensive income(1)		537		(171)		—		—		—
Exchange differences on translation of foreign operations in OCI		7,694		3,834		—		—		—
Other liabilities		59		(46)		102		(113)		475

Deferred tax income					Ps.	(5,589)	Ps.	(1,264)	Ps.	(1,464)
Deferred tax income net recorded in share of the profit of associates and joint ventures accounted for using the equity method						(71)		(683)		(93)

Deferred tax income, net					Ps	. (5,660)	Ps.	(1,947)	Ps.	(1,557)

Deferred income taxes, net		(1,016)		(2,063)
Deferred tax asset		(12,053)		(8,293)
Deferred tax liability		Ps. 11,037	Ps.	6,230

(1)	Deferred tax related to derivative financial instruments and remeasurements of the ned defined benefit liability.
(2)	Correspond to income tax credits arising of dividends received from foreign subsidiaries to be recovered within the next ten years accordingly to the Mexican Income Tax law as well as effects of the exchange of foreign currencies with a related and non-related parties.

As a result of the change of this law, the Company recognized a deferred tax liability in Venezuela for an amount of Ps. 1,107 with their corresponding impact on the income tax of the year as disclosed in the effective tax rate reconciliation.

Deferred tax related to Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI as of the year:	2016		2015
Unrealized loss on derivative financial instruments	Ps.	847	Ps.	105
Remeasurements of the net defined benefit liability		(306)		(275)

Total deferred tax loss (income) related to OCI	Ps.	541	Ps.	(170)

The changes in the balance of the net deferred income tax asset are as follows:

	2016		2015		2014
Initial balance	Ps.	(2,063)	Ps.	(2,635)	Ps.	(799)
Deferred tax provision for the year		(5,640)		(1,963)		(1,571)
Change in the statutory rate		(20)		16		14
Deferred tax income net recorded in share of the profit of associates and joint ventures accounted for using the equity method		71		683		93
Acquisition of subsidiaries (see Note 4)		1,375		(161)		(516)
Effects in equity:
Unrealized loss on cash flow hedges		1,008		184		109
Exchange differences on translation of foreign operations		3,260		1,729		617
Remeasurements of the net defined benefit liability		(479)		121		(427)
Retained earnings of associates		(224)		(396)		(180)
Cash flow hedges in foreign investments		(618)		—		—
Restatement effect of the year and beginning balances associated with hyperinflationary economies		2,314		359		25

Ending balance	Ps.	(1,016)	Ps.	(2,063)	Ps.	(2,635)

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes are levied by the same tax authority.

Tax Loss Carryforwards

The subsidiaries in Mexico, Colombia and Brazil have tax loss carryforwards. The tax losses carryforwards and their years of expiration are as follows:

Year	Tax Loss Carryforwards
2017	Ps.	502
2018		91
2019		563
2020		119
2021		53
2022		185
2023		15
2024		1,850
2025		3,463
2026 and thereafter		6,706
No expiration (Brazil and Colombia)		13,905

	Ps.	27,452

The Company recorded certain goodwill balances due to acquisitions that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of NOLs in Brazil. NOLs in Brazil have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2016, The Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly the related deferred tax assets have been fully recognized.

The changes in the balance of tax loss carryforwards are as follows:

	2016		2015
Balance at beginning of the year	Ps.	16,463	Ps.	8,734
Reserved		(2)		—
Additions		6,349		8,545
Additions from acquisitions		—		825
Usage of tax losses		(168)		(215)
Translation effect of beginning balances		4,810		(1,426)

Balance at end of the year	Ps.	27,452	Ps.	16,463

There were no withholding taxes associated with the payment of dividends in either 2016, 2015 or 2014 by the Company to its shareholders.

The Company has determined that undistributed profits of its subsidiaries, joint ventures or associates will not be distributed in the foreseeable future. The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized, aggregate to Ps. 41,204 (December 31, 2015: Ps. 44,082 and December 31, 2014: Ps. 43,394).

24.2 Recoverable taxes

Recoverable taxes are mainly integrated by higher provisional payments of income tax during 2016 in comparison to prior year, which will be compensated during 2017.

The operations in Guatemala and Colombia are subject to a minimum tax, which is based primary on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

Note 25. Other Liabilities, Provisions, Contingencies and Commitments

25.1 Other current financial liabilities

	December 31, 2016		December 31, 2015
Sundry creditors	Ps.	7,244	Ps.	4,336
Derivative financial instruments (See Note 20)		264		358
Others		75		15

Total	Ps.	7,583	Ps.	4,709

The carrying value of short-term payables approximates its fair value as of December 31, 2016 and 2015.

25.2 Provisions and other long term liabilities

	December 31, 2016		December 31, 2015
Provisions	Ps.	16,428	Ps.	3,415
Taxes payable		508		458
Others		1,457		1,334

Total	Ps.	18,393	Ps.	5,207

25.3 Other financial liabilities

	December 31, 2016		December 31, 2015
Derivative financial instruments (See Note 20)	Ps.	6,403	Ps.	277
Security deposits		917		218

Total	Ps.	7,320	Ps.	495

25.4 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these loss contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2016 and 2015:

	December 31, 2016		December 31, 2015
Indirect taxes	Ps.	11,065	Ps.	1,725
Labor		2,578		1,372
Legal		2,785		318

Total	Ps.	16,428	Ps.	3,415

25.5 Changes in the balance of provisions recorded

25.5.1 Indirect taxes

	December 31, 2016		December 31, 2015		December 31, 2014
Balance at beginning of the year	Ps.	1,725	Ps.	2,271	Ps.	3,300
Penalties and other charges		173		21		220
New contingencies (See Note 19)		768		84		38
Reclasification in tax contingencies with Heineken		—		—		1,349
Contingencies added in business combination(1)		7,840		—		1,190
Cancellation and expiration		(106)		(205)		(798)
Payments		(6)		(214)		(2,517)
Brazil amnesty adoption		—		—		(599)
Effects of changes in foreign exchange rates		671		(232)		88

Balance at end of the year	Ps.	11,065	Ps.	1,725	Ps.	2,271

During 2014, Coca-Cola FEMSA took advantage of a Brazilian tax amnesty program. The settlementof certain outstanding matters under that amnesty program generated a benefit Ps. 455 which is reflected in other income during the year ended December 31, 2014 (see Note 19).

25.5.2 Labor

	December 31, 2016		December 31, 2015		December 31, 2014
Balance at beginning of the year	Ps.	1,372	Ps.	1,587	Ps.	1,063
Penalties and other charges		203		210		107
New contingencies		397		44		145
Contingencies added in business combination		500		—		442
Cancellation and expiration		(186)		(102)		(53)
Payments		(336)		(114)		(57)
Effects of changes in foreign exchange rates		628		(253)		(60)

Balance at end of the year	Ps.	2,578	Ps.	1,372	Ps.	1,587

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

25.5.3 Legal

	December 31, 2016		December 31, 2015		December 31, 2014
Balance at beginning of the year	Ps.	318	Ps.	427	Ps.	417
Penalties and other charges		34		—		4
New contingencies		196		—		9
Contingencies added in business combination		2,231		—		—
Cancellation and expiration		(46)		(33)		(5)
Payments		(81)		—		—
Effects of changes in foreign exchange rates		133		(76)		2

Balance at end of the year	Ps.	2,785	Ps.	318	Ps.	427

(1)	Coca-Cola FEMSA recognized an amount of Ps. 7,840 correspond to tax claims with local Brazil IRS (including a contingency of Ps. 5,321 related to the deductibility of a tax goodwill balance). The remaining contingencies relates to multiple claims with loss expectations assessed by management and supported by the analysis of legal counsels as possible, the total amount of contingencies guaranteed agreements amounts to Ps. 8,081, such amount is included in Note 13.1.

25.6 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of December 31, 2016 is Ps. 53,045. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such several proceedings will not have a material effect on its consolidated financial position or result of operations.

Included in this amount Coca-Cola FEMSA has tax contingencies, most of which are related to its Brazilian operations, amounting to approximately Ps. 40,606, with loss expectations assessed by management and supported by the analysis of legal counsel consider as possible. Among these possible contingencies, are Ps. 11,748 in various tax disputes related primarily to credits for ICMS (VAT) and Ps. 26,559 related to tax credits of IPI over raw materials acquired from Free Trade Zone Manaus. Possible claims also include Ps. 1,646 related to compensation of federal taxes not approved by the IRS (Tax authorities) and Ps. 653 related to the requirement by the Tax Authorities of State of São Paulo for ICMS (VAT), interest and penalty due to the alleged underpayment of tax arrears for the period 1994-1996. Coca-Cola FEMSA is defending its position in these matters and final decision is pending in court. In addition, the Company has Ps. 6,531 in unsettled indirect tax contingencies regarding indemnification accorded with Heineken over FEMSA Cerveza. These matters are related to different Brazilian federal taxes which are pending final decision.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiary operates. The Company does not expect any material liability to arise from these contingencies.

25.7 Collateralized contingencies

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 8,093 and Ps. 3,569 as of December 31, 2016 and 2015, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies (see Note 13).

25.8 Commitments

As of December 31, 2016, the Company has contractual commitments for finance leases for computer equipment and operating leases for the rental of production machinery and equipment, distribution and computer equipment, and land for FEMSA Comercio’s operations.

The contractual maturities of the operating lease commitments by currency, expressed in Mexican pesos as of December 31, 2016, are as follows:

	Mexican Pesos		U.S. Dollars		Others
Not later than 1 year	Ps.	4,130	Ps.	363	Ps.	1,424
Later than 1 year and not later than 5 years		17,500		1,253		4,109
Later than 5 years		28,560		468		2,887

Total	Ps.	50,190	Ps.	2,084	Ps.	8,420

Rental expense charged to consolidated net income was Ps. 8,202, Ps. 6,088 and Ps. 4,988 for the years ended December 31, 2016, 2015 and 2014, respectively.

Future minimum lease payments under finance leases with the present value of the net minimum lease payments are as follows:

	2016 Minimum Payments		Present Value of Payments		2015 Minimum Payments		Present Value of Payments
Not later than 1 year	Ps.	(32)	Ps.	(68)	Ps.	109	Ps.	91
Later than 1 year and not later than 5 years		103		83		359		327
Later than 5 years		—		97		166		149

Total mínimum lease payments		135		112		634		567
Less amount representing finance charges		23		—		67		—
Present value of minimum lease payments		112		112		567		567

The Company through its subsidiary Coca-Cola FEMSA has firm commitments for the purchase of property, plant and equipment of Ps. 234 as December 31, 2016.

Note 26. Information by Segment

The analytical information by segment is presented considering the Company’s business units (as defined in Note 1) based on its products and services, which is consistent with the internal reporting presented to the Chief Operating Decision Maker. A segment is a component of the Company that engages in business activities from which it earns renenues, and incurs the related costs and expenses, including revenues, costs and expenses that relate to transactions with any of Company’s other components. All segments’ operating results are reviewed regularly by the Chief Operating Decision Maker, which makes decisions about the resources that would be allocated to the segment and to assess its performance, and for which financial information is available.

Inter-segment transfers or transactions are entered into and presented under accounting policies of each segment, which are the same to those applied by the Company. Intercompany operations are eliminated and presented within the consolidation adjustment column included in the tables below.

a) By Business Unit:

2016	Coca-Cola FEMSA		FEMSA Comercio- Retail Division		FEMSA Comercio- Health Division		FEMSA Comercio- Fuel Division		CB Equity		Other (1)		Consolidation Adjustments	Consolidated
Total revenues	Ps.	177,718	Ps.	137,139	Ps.	43,411	Ps.	28,616	Ps.	—	Ps.	29,491	Ps. (16,868)	Ps.	399,507
Intercompany revenue		4,269		—		—		—		—		12,599	(16,868)		—
Gross profit		79,662		50,990		12,738		2,248		—		6,114	(3,548)		148,204
Administrative expenses		—		—		—		—		—		—	—		14,730
Selling expenses		—		—		—		—		—		—	—		95,547
Other income		—		—		—		—		—		—	—		1,157
Other expenses		—		—		—		—		—		—	—		5,909
Interest expense		7,473		809		654		109		—		1,580	(979)		9,646
Interest income		715		246		31		37		20		1,229	(979)		1,299
Other net finance expenses (3)		—		—		—		—		—		—	—		3,728
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		14,308		11,046		914		182		9		2,218	(121)		28,556
Income taxes		3,928		719		371		16		3		2,851	—		7,888
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		147		15		—		—		6,342		3	—		6,507

Consolidated net income		—		—		—		—		—		—	—		27,175

Depreciation and amortization (2)		8,666		3,736		855		92		—		360	—		13,709
Non-cash items other than depreciation and amortization		2,908		288		8		17		—		630	—		3,851

Investments in associates and joint ventures		22,357		611		—		—		105,229		404	—		128,601
Total assets		279,256		59,740		35,862		3,649		108,976		90,429	(32,289)		545,623
Total liabilities		150,023		42,211		24,368		3,132		7,132		64,876	(32,289)		259,453
Investments in fixed assets (4)		12,391		7,632		474		299		—		1,671	(312)		22,155

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; loss on monetary position for subsidiaries in hyperinflationary economies; and market value gain on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

2015	Coca-Cola FEMSA		FEMSA Comercio- Retail Division		FEMSA Comercio- Health Division		FEMSA Comercio- Fuel Division		CB Equity	Other (1)	Consolidation Adjustments		Consolidated
Total revenues	Ps.	152,360	Ps.	119,884	Ps.	13,053	Ps.	18,510	Ps. —	Ps. 22,774	Ps.	(14,992)	Ps.	311,589
Intercompany revenue		3,794		46		—		—	—	11,152		(14,992)		—
Gross profit		72,030		43,649		3,688		1,420	—	5,334		(2,942)		123,179
Administrative expenses		—		—		—		—	—	—		—		11,705
Selling expenses		—		—		—		—	—	—		—		76,375
Other income		—		—		—		—	—	—		—		423
Other expenses		—		—		—		—	—	—		—		(2,741)
Interest expense		(6,337)		(612)		(148)		(78)	—	(1,269)		667		(7,777)
Interest income		414		149		8		35	18	1,067		(667)		1,024
Other net finance expenses (3)		—		—		—		—	—	—		—		(865)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		14,725		9,714		416		164	8	208		(72)		25,163
Income taxes		4,551		859		97		28	2	2,395		—		7,932
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		155		(10)		—		—	5,879	21		—		6,045

Consolidated net income		—		—		—		—	—	—		—		23,276

Depreciation and amortization (2)		7,144		3,132		204		63	—	282		—		10,825
Non-cash items other than depreciation and amortization		1,443		296		(16)		17	—	326		—		2,066

Investments in associates and joint ventures		17,873		744		—		19	92,694	401		—		111,731
Total assets		210,249		44,677		22,534		3,230	95,502	49,213		(16,073)		409,332
Total liabilities		101,514		30,661		14,122		2,752	4,202	30,298		(16,073)		167,476
Investments in fixed assets (4)		11,484		5,625		423		228	—	1,448		(323)		18,885

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; loss on monetary position for subsidiaries in hyperinflationary economies; and market value gain on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

2014	Coca-Cola FEMSA		FEMSA Comercio- Retail Division		CB Equity		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	147,298	Ps.	109,624	Ps.	—	Ps.	20,069	Ps.	(13,542)	Ps.	263,449
Intercompany revenue		3,475		—		—		10,067		(13,542)		—
Gross profit		68,382		39,386		—		4,871		(2,468)		110,171
Administrative expenses		—		—		—		—		—		10,244
Selling expenses		—		—		—		—		—		69,016
Other income		—		—		—		—		—		1,098
Other expenses		—		—		—		—		—		(1,277)
Interest expense		(5,546)		(686)		—		(1,093)		624		(6,701)
Interest income		379		23		16		1,068		(624)		862
Other net finance expenses (3)		—		—		—		—		—		(1,149)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		14,952		7,959		8		905		(80)		23,744
Income taxes		3,861		541		2		1,849		—		6,253
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		(125)		37		5,244		(17)		—		5,139

Consolidated net income		—		—		—		—		—		22,630

Depreciation and amortization (2)		6,949		2,872		—		193		—		10,014
Non-cash items other than depreciation and amortization		693		204		—		87		—		984

Investments in associates and joint ventures		17,326		742		83,710		381		—		102,159
Total assets		212,366		43,722		85,742		51,251		(16,908)		376,173
Total liabilities		102,248		31,860		2,005		26,846		(16,908)		146,051
Investments in fixed assets (4)		11,313		5,191		—		1,955		(296)		18,163

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; loss on monetary position for subsidiaries in hyperinflationary economies; and market value gain on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

As of December 31, 2016, FEMSA Comercio – Health Division was aggregated into FEMSA Comercio – Retail Division, based on the non compliance of the quantitative thresholds to be considered as a reportable segment (see Note 2.3.2). However, in 2016, FEMSA Comercio – Health Division has been considered as a separate reportable segment since it exceeds the quantitative criteria; therefore, the Company had restated 2015 information by segment in its consolidated financial statements for comparative purposes.

b) By Geographic Area:

The Company aggregates geographic areas into the following for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama) and (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia, Chile and Venezuela). Venezuela operates in an economy with exchange controls and hyper-inflation; and as a result,it is not aggregated into the South America area, (iii) Europe (comprised of the Company’s equity method investment in Heineken) and (iv) the Asian division comprised of the Coca-Cola FEMSA’s equity method investment in CCFPI (Philippines) which was acquired in January 2013.

Geographic disclosure for the Company is as follow:

2016	Total Revenues		Total Non Current Assets
Mexico and Central America (1) (2)	Ps.	267,732	Ps.	176,613
South America (3)		113,937		138,549
Venezuela		18,937		7,281
Europe		—		105,229
Consolidation adjustments		(1,099)		—

Consolidated	Ps.	399,507	Ps.	427,672

2015	Total Revenues		Total Non Current Assets
Mexico and Central America (1) (2)	Ps.	228,563	Ps.	158,506
South America (3)		74,928		67,568
Venezuela		8,904		3,841
Europe		—		92,694
Consolidation adjustments		(806)		—

Consolidated	Ps.	311,589	Ps.	322,609

2014	Total Revenues
Mexico and Central America (1) (2)	Ps.	186,736
South America (3)		69,172
Venezuela		8,835
Europe		—
Consolidation adjustments		(1,294)

Consolidated	Ps.	263,449

(1)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 254,643, Ps. 218,809 and Ps. 178,125 during the years ended December 31, 2016, 2015 and 2014, respectively. Domestic (Mexico only) non-current assets were Ps. 168,976 and Ps. 157,080, as of December 31, 2016, and December 31, 2015, respectively.

(2)	Coca-Cola FEMSA’s Asian division consists of the 51% equity investment in CCFPI (Philippines) which was acquired in 2013, and is accounted for using the equity method of accounting (see Note 10). The equity in earnings of the Asian division were Ps. 93, Ps. 86 and Ps. (334) in 2016, 2015 and 2014, respectively as is the equity method investment in CCFPI was Ps. 11,460, Ps. 9,996 and Ps. 9,021 this is presented as part of the Company’s corporate operations in 2016, 2015 and 2014, respectively and thus disclosed net in the table above as part of the “Total Non Current assets” in the Mexico & Central America division. However, the Asian division is represented by the following investee level amounts, prior to reflection of the Company’s 51% equity interest as of and for the years ended December 2016, 2015 and 2014, respectively: revenues Ps. 22,768, Ps. 19,576 and Ps. 16,548, gross profit Ps. 7,678, Ps. 5,325 and Ps. 4,913, income before income taxes Ps. 486, Ps. 334 and Ps. 664, depreciation and amortization Ps. 2,163, Ps. 2,369 and Ps. 643, total assets Ps. 28,066, Ps. 22,002 and Ps. 19,877, total liabilities Ps. 9,634, Ps. 6,493 and Ps. 6,614, capital expenditures Ps. 3,342, Ps. 1,778 and Ps. 2,215.
(3)	South America includes Brazil, Argentina, Colombia, Chile and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 48,924, Ps. 39,749 and Ps. 45,799 during the years ended December 31, 2016, 2015 and 2014, respectively. Brazilian non-current assets were Ps. 97,127 and Ps. 44,851, as of December 31, 2016 and December 31, 2015, respectively. South America revenues include Colombia revenues of Ps. 17,027, Ps. 14,283 and Ps. 14,207 during the years ended December 31, 2016, 2015 and 2014, respectively. Colombia non-current assets were Ps. 18,835 and Ps. 12,755, as of December 31, 2016 and December 31, 2015, respectively. South America revenues include Argentina revenues of Ps. 12,340, Ps. 14,004 and Ps. 9,714 during the years ended December 31, 2016, 2015 and 2014, respectively. Argentina non-current assets were Ps. 3,159 and Ps. 2,861, as of December 31, 2016 and December 31, 2015, respectively. South America revenues include Chile revenues of Ps. 36,631 and Ps. 7,586 during the year ended December 31, 2016 and 2015, respectively. Chile non-current assets were Ps. 19,367 and Ps. 7,031, as of December 31, 2016 and 2015, respectively.

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

IFRS 15, Revenue from Contracts with Customers

IFRS 15, “Revenue from Contracts with Customers”, was originally issued in May 2014 and supersedes IAS 18 “Revenue” and applies to annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. Revenue is recognized as control is passed, either over time or at a point in time. The Company does not plan on early adopting this standard. However, it has determined that the adoption of this standard will be accounted prospectively, as allowed by the corresponding transitional provisions which imply cumulative effect shown as an adjustment to retained earnings at the date of initial application.

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

The Company is currently in the process of performing its evaluation of the potential impacts that the adoption of IFRS 15 may represent to its consolidated financial statements. As part of such process, management is assessing the different revenue streams by reportable segment by applying them to the five-step revenue model, in order to determine whether its performance obligations are satisfied over time or at a point in time and to identify potential gaps with its existing accounting policies, which are in accordance with IAS 18.

With regards to the Coca-Cola FEMSA reportable segment, revenue streams are mainly related to the sale of finished products and delivery of promotional products, which are currently recognized in the income statement when the Company transfers such goods to its customers. This revenue stream is supported by contracts maintained with different companies of the retail industry through both traditional and modern channels, in which prices with these customers are constantly negotiated due to the high turnover of the Company’s products and to remain competitive in the market. The Company is performing its evaluation of the potential impacts that the adoption of IFRS 15 may represent to its consolidated financial statements. As part of such process the Company is assessing whether such negotiations should be considered as modifications to the contracts and whether each transaction represents a separate performance obligation with the customer that is accounted for once the particular goods are delivered. Additionally, the Company is analyzing if any discounts offered to the client are already considered in each negotiation and recognized net of the related revenue and whether embedded derivatives may exist as well as significant financial components nor agent or principal considerations as it relates to its operation. As its new revenue accounting policy is developed and applied, potential impacts could be identified upon adoption of the new standard.

With regards to the FEMSA Comercio, revenue streams are mainly related to direct sales to the end consumers, in which discounts are also offered directly in the price per product available. This revenue stream is currently recognized in the income statement when the Company transfers such goods to its customers at the point of sale. Additionally, the Company provides certain services in which it acts as an agent and recognizes the corresponding net revenue in the income statement in the moment in which the transaction has been completed physically in the stores as meeting its performance obligation (i.e. sale of prepaid telephone minutes or other prepaid cards and services). The Company is analyzing whether embedded derivatives may exist as well assignificant financial components nor other agent or principal considerations as it relates to this segment. As its new revenue accounting policy is developed and applied, potential impacts could be identified upon adoption of the new standard.

With regards to the other companies, revenues are mainly related to contracts mainly directly with the end consumer, in which there are no discounts offered directly in the price of the contract. This revenue stream is currently recognized in the income statement when the Company transfers such services according to the conditions in the contract. The Company is analyzing whether embedded derivatives may exist as well assignificant financial components nor other agent or principal considerations as it relates to this segment. As its new revenue accounting policy is developed and applied, potential impacts could be identified upon adoption of the new standard.

The Company has yet to complete its evaluation of whether there will be a significant impact as a consequence of this standard’s adoption in the consolidated financial statements.

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

The Company plans to adopt the new standard on the required effective date. The Company is analyzing whether an impact of all three aspects of IFRS 9 may exist based on currently available information and may be subject to changes arising from further detailed analyses or additional reasonable and supportable information being made available to the Company in the future. As its new accounting policy is developed and applied, potential impacts could be identified upon adoption of the new standard.

IFRS 16, Leases

IFRS 16 “Leases” was issued in January 2016 and supersedes IAS 17 “Leases” and related interpretations. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 ‘Revenue from Contracts with Customers’ has also been applied. The Company does not plan on early adopting this standard. However, it has determined that the adoption of this standard will be treated applying the prospective transitional provisions, which imply that adoption effects will be reflected directly against retained earnings and the applicable assets and liabilities as of January 1, 2019.

Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the financial liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the life of the lease.

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

The Company is currently in the process of performing its evaluation of the potential impacts that the adoption of IFRS 16 may represent to its consolidated financial statements. As part of such process, management is assessing by reportable segment the different lease contracts, mainly those in which it acts as a lessee as well as other contracts in which the definition of a lease could be met independently of its legal form. Based on the ongoing assessment, it may expect a material impact from the adoption of IFRS 16 on its consolidated financial statements especially as relates to its FEMSA Comercio Retail, Fuel and Health reportable segments given that they have significant real estate leases.

The Company is in the process of quantifying the effects of IFRS 16 as well developing its accounting policy under the new standard, which includes evaluating those lease contracts that may qualify under the accounting exceptions provided by the standard for those assets considered as low value and developing its corresponding judgement on potentially subjective matters particularly in respect of the definition of a lease and the assessment of the lease term.

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

Amendments to IAS 12, Recognition of Deferred Tax Assets for Unrealized Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact.

These amendments are effective for annual periods beginning on or after January 1, 2017 with early application permitted. If an entity applies the amendments for an earlier period, it must disclose that fact. These amendments are not expected to have any impact on the Company.

Note 28. Subsequent Events

In January 25, 2013, Coca-Cola FEMSA acquired a 51.0% non-controlling majority stake in CCFPI from The Coca-Cola Company. As mentioned in note 20.7, Coca-Cola FEMSA has a call option to acquire the remaining 49.0% stake in CCFPI at any time during the seven years following the closing date. Coca-Cola FEMSA also has a put option to sell its ownership in CCFPI to The Coca-Cola Company commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date. Pursuant to the Company’s shareholders’ agreement with The Coca-Cola Company, during a four-year period that ended on January 25, 2017, all decisions relating to CCFPI were approved jointly with The Coca-Cola Company.

Since January 25, 2017, Coca-Cola FEMSA controls CCFPI’s as all decisions relating to the day-to-day operation and management of CCFPI’s business, including its annual normal operations plan, are approved by a majority of its board of directors without requiring the affirmative vote of any director appointed by The Coca-Cola Company. The Coca-Cola Company has the right to appoint (and may remove) CCFPI’s Chief Financial Officer. Coca-Cola FEMSA has the right to appoint (and may remove) the Chief Executive Officer and all other officers of CCFPI. Commencing on February 1, 2017, Coca-Cola FEMSA started consolidating CCFPI’s financial results in the financial statements. The Coca-Cola FEMSA’s results for the first quarter of 2017 and its future results in 2017 will reflect a reduction in the share of the profit of associates and joint ventures accounted for using the equity method, net of tax, as a result of this consolidation.

Coca-Cola FEMSA’s estimate of fair value of CCFPI net assets acquired to the date of acquisition (February 2017) is as follows:

Total current assets	Ps. 9,372
Total non-current assets	18,371
Distribution rights	4,026

Total assets	31,769

Total liabilities	(9,814)

Net assets acquired	21,955

Acquisition date fair value of the equity interest in the acquire (in substitution to nil or zero consideration)	21,482

Non-controlling interest	(10,758)

Net assets acquired attributable to the parent company	11,197

Goodwill	—

Carrying value of CCFPI investment derecognized	11,460

Loss as a result of remeasuring to fair value the equity interest	263

Gain on derecognition of other comprehensive income	2,783

Total net effect in profit or loss	Ps. 2,520

On January 2017, FEMSA Comercio through its subsidiary Cadena Comercial USA Corporation, LLC., completed the acquisition of an additional 20% stake in Specialty’s Cafe & Bakery, reaching 100% of shareholding.

On February 13, 2017, Heineken announced that it had reached an agreement to acquire Brasil Kirin Holding S.A, for a consideration of €. 664. The transaction is expected to close in the first half of 2017. The Company will recognize results of operation of this business combination through the recognition of the equity method in Heineken, once it has been incorporated in the consolidation of Heineken.

On February 24, 2017, the Company’s Board of Directors agreed to propose the payment of a cash ordinary dividend in the amount of Ps. 8,636 to be paid in two equal installments as of May 5, 2017 and November 3, 2017. This ordinary dividend was approved by the Annual Shareholders meeting on March 16, 2017.

On March 28, 2017, Coca-Cola FEMSA mainly acquired distribution rights of soy-based beverages to produce and distribute AdeS trademark products through its territories in Mexico, Brazil, Colombia and Argentina.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive and Supervisory Board of Heineken N.V.

We have audited the accompanying consolidated statement of financial position of Heineken N.V. and its subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated income statement, consolidated statements of comprehensive income, cash flows and changes in equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2014, before the effects of the adjustments to retrospectively apply the change in composition of operating segments discussed in Note 5 to the consolidated financial statements and the change in presentation of cash pooling arrangements with legally enforceable rights to offset presented in Note 5 to the consolidated financial statements, were audited by other auditors whose report, dated February 10, 2015, expressed an unqualified opinion on those statements.

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

In our opinion, such 2016 and 2015 consolidated financial statements present fairly, in all material respects, the financial position of Heineken N.V. and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited the adjustments to the 2014 consolidated financial statements to retrospectively apply the change in composition of operating segments, as discussed in Note 5 to the consolidated financial statements. Our procedures included (1) comparing the adjusted amounts of segment revenue, profit, and assets to the Company’s underlying analysis and (2) testing the mathematical accuracy of the reconciliation of segment amounts to the consolidated financial statements. We have also audited the adjustments to the 2014 consolidated financial statements to retrospectively apply the change in presentation of cash pooling arrangements with legally enforceable rights to offset, as presented in Note 5 to the consolidated financial statements. Our procedures included (1) comparing the adjusted amounts of ‘current segment assets’ and ‘segment liabilities’ included in Note 5 to the consolidated financial statements to the Company’s underlying analysis and (2) testing the adjusted amounts of ‘cash and cash equivalents’ and ‘bank overdrafts and commercial papers’ included within ‘current segment assets’ and ‘segment liabilities’ for appropriate classification. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2014 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2014 consolidated financial statements taken as a whole.

/s/ Deloitte Accountants B.V.

Amsterdam, the Netherlands

February 14, 2017

Report of Independent Registered Public Accounting Firm

To: The Executive and Supervisory Board of Heineken N.V.

We have audited, before the effects of the adjustments to retrospectively apply the changes in operating segments as described in note 5, the consolidated statements of income, comprehensive income, cash flows, and changes in equity of Heineken N.V. and subsidiaries for the year ended December 31, 2014. The 2014 consolidated financial statements before the effects of the adjustments discussed in note 5 are not presented herein. The 2014 consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the 2014 consolidated financial statements referred to above, before the effects of the adjustments to retrospectively apply the changes in operating segments as described in note 5, present fairly, in all material respects, the results of operations and cash flows of Heineken N.V. and subsidiaries for the year ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the changes in operating segments as described in note 5 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by a successor auditor.

/s/ KPMG Accountants N.V.

Amsterdam, the Netherlands

February 10, 2015

Financial statements

Consolidated Income Statement

	Note	2016	2015	2014
For the year ended 31 December
In millions of EUR
Revenue	5	20,792	20,511	19,257
Other income	8	46	411	93
Raw materials, consumables and services	9	(13,003)	(12,931)	(12,053)
Personnel expenses	10	(3,263)	(3,322)	(3,080)
Amortisation, depreciation and impairments	11	(1,817)	(1,594)	(1,437)
Total expenses		(18,083)	(17,847)	(16,570)
Results from operating activities		2,755	3,075	2,780
Interest income	12	60	60	48
Interest expenses	12	(419)	(412)	(457)
Other net finance income/(expenses)	12	(134)	(57)	(79)
Net finance expenses		(493)	(409)	(488)
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	16	150	172	148
Profit before income tax		2,412	2,838	2,440
Income tax expense	13	(673)	(697)	(732)
Profit		1,739	2,141	1,708
Attributable to:
Equity holders of the Company (net profit)		1,540	1,892	1,516
Non-controlling interests		199	249	192
Profit		1,739	2,141	1,708

Weighted average number of shares – basic	23	569,737,210	572,292,454	574,945,645
Weighted average number of shares – diluted	23	570,370,392	572,944,188	576,002,613
Basic earnings per share (EUR)	23	2.70	3.31	2.64
Diluted earnings per share (EUR)	23	2.70	3.30	2.63

Financial statements

Consolidated Statement of Comprehensive Income

	Note	2016	2015	2014
For the year ended 31 December
In millions of EUR
Profit		1,739	2,141	1,708
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Actuarial gains and losses	24	(252)	95	(344)
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	24	(908)	(43)	697
Recycling of currency translation differences to profit or loss	24	—	129	—
Effective portion of net investment hedges	24	44	15	(5)
Effective portion of changes in fair value of cash flow hedges	24	6	23	(99)
Effective portion of cash flow hedges transferred to profit or loss	24	41	24	(3)
Net change in fair value available-for-sale investments	24	140	43	(1)
Recycling of fair value of available-for-sale investments to profit or loss	24	—	(16)	—
Share of other comprehensive income of associates/joint ventures	24	—	7	(7)
Other comprehensive income, net of tax	24	(929)	277	238
Total comprehensive income		810	2,418	1,946

Attributable to:
Equity holders of the Company		660	2,150	1,686
Non-controlling interests		150	268	260
Total comprehensive income		810	2,418	1,946

Financial statements

Consolidated Statement of Financial Position

	Note	2016	2015*
As at 31 December
In millions of EUR
Assets
Property, plant and equipment	14	9,232	9,552
Intangible assets	15	17,424	18,183
Investments in associates and joint ventures	16	2,166	1,985
Other investments and receivables	17	1,077	856
Advances to customers		274	266
Deferred tax assets	18	1,011	958
Total non-current assets		31,184	31,800
Inventories	19	1,618	1,702
Other investments	17	—	16
Trade and other receivables	20	3,052	2,873
Prepayments		328	343
Income tax receivables		47	33
Cash and cash equivalents	21	3,035	3,232
Assets classified as held for sale	7	57	123
Total current assets		8,137	8,322
Total assets		39,321	40,122

Equity
Share capital	22	922	922
Share premium	22	2,701	2,701
Reserves		(1,173)	(655)
Retained earnings		10,788	10,567
Equity attributable to equity holders of the Company		13,238	13,535
Non-controlling interests	22	1,335	1,535
Total equity		14,573	15,070
Liabilities
Loans and borrowings	25	10,954	10,658
Tax liabilities		3	3
Employee benefits	26	1,420	1,289
Provisions	28	302	320
Deferred tax liabilities	18	1,672	1,858
Total non-current liabilities		14,351	14,128
Bank overdrafts and commercial papers	21	1,669	2,950
Loans and borrowings	25	1,981	1,397
Trade and other payables	29	6,224	6,013
Tax liabilities		352	379
Provisions	28	154	154
Liabilities classified as held for sale	7	17	31
Total current liabilities		10,397	10,924
Total liabilities		24,748	25,052
Total equity and liabilities		39,321	40,122

*	Revised to reflect the change in accounting policy on netting cash and overdraft balances in cash pooling arrangements with legally enforceable rights to offset. Refer to note 2(e) changes in accounting policies and note 21 Cash and cash equivalents for further details.

Financial statements

Consolidated Statement of Cash Flows

	Note	2016	2015	2014
For the year ended 31 December
In millions of EUR
Operating activities
Profit		1,739	2,141	1,708
Adjustments for:
Amortisation, depreciation and impairments	11	1,817	1,594	1,437
Net interest expenses	12	359	352	409
Gain on sale of property, plant and equipment, intangible assets and subsidiaries, joint ventures and associates	8	(46)	(411)	(93)
Investment income and share of profit and impairments of associates and joint ventures and dividend income on available-for-sale and held-for-trading investments		(161)	(182)	(158)
Income tax expenses	13	673	697	732
Other non-cash items		332	89	244
Cash flow from operations before changes in working capital and provisions		4,713	4,280	4,279
Change in inventories		(20)	27	(104)
Change in trade and other receivables		(228)	(59)	(325)
Change in trade and other payables		328	403	456
Total change in working capital		80	371	27
Change in provisions and employee benefits		(73)	(165)	(166)
Cash flow from operations		4,720	4,486	4,140
Interest paid		(441)	(446)	(522)
Interest received		70	87	60
Dividends received		118	159	125
Income taxes paid		(749)	(797)	(745)
Cash flow related to interest, dividend and income tax		(1,002)	(997)	(1,082)
Cash flow from operating activities		3,718	3,489	3,058

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		116	83	144
Purchase of property, plant and equipment		(1,757)	(1,638)	(1,494)
Purchase of intangible assets		(109)	(92)	(57)
Loans issued to customers and other investments		(219)	(195)	(117)
Repayment on loans to customers		24	45	40
Acquisition of subsidiaries, net of cash acquired		(9)	(757)	(159)
Acquisition of/additions to associates, joint ventures and other investments		(68)	(543)	(7)
Disposal of subsidiaries, net of cash disposed of	6/7	15	979	(27)
Disposal of associates, joint ventures and other investments		—	54	4
Cash flow (used in)/from investing activities		(2,007)	(2,064)	(1,673)

Financing activities
Proceeds from loans and borrowings		1,670	1,888	858
Repayment of loans and borrowings		(1,001)	(1,753)	(2,443)
Dividends paid		(1,031)	(909)	(723)
Purchase own shares and shares issued		(31)	(377)	(9)
Acquisition of non-controlling interests	6	(294)	(21)	(137)
Other		15	(1)	1
Cash flow (used in)/from financing activities		(672)	(1,173)	(2,453)

Net cash flow		1,039	252	(1,068)
Cash and cash equivalents as at 1 January		282	73	1,112
Effect of movements in exchange rates		45	(43)	29
Cash and cash equivalents as at 31 December	21	1,366	282	73

Financial statements

Consolidated Statement of Changes in Equity

In millions of EUR	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at January 1, 2014		922	2,701	(1,721)	2	97	805	(41)	8,637	11,402	954	12,356
Profit		—	—	—	—	—	174	—	1,342	1,516	192	1,708
Other comprehensive income	24	—	—	624	(101)	(1)	—	—	(352)	170	68	238
Total comprehensive income		—	—	624	(101)	(1)	174	—	990	1,686	260	1,946
Transfer to retained earnings		—	—	—	—	—	(236)	—	236	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	(512)	(512)	(224)	(736)
Purchase/reissuance own/non-controlling shares		—	—	—	—	—	—	(33)	—	(33)	32	(1)
Own shares delivered		—	—	—	—	—	—	4	(4)	—	—	—
Share-based payments		—	—	—	—	—	—	—	47	47	1	48
Acquisition of non-controlling interests without a change in control		—	—	—	—	—	—	—	(181)	(181)	20	(161)
Balance as at December 31, 2014		922	2,701	(1,097)	(99)	96	743	(70)	9,213	12,409	1,043	13,452

Financial statements

Consolidated Statement of Changes in Equity continued

In millions of EUR	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2015		922	2,701	(1,097)	(99)	96	743	(70)	9,213	12,409	1,043	13,452
Profit		—	—	—	—	—	186	—	1,706	1,892	249	2,141
Other comprehensive income	24	—	—	80	52	26	—	—	100	258	19	277
Total comprehensive income		—	—	80	52	26	186	—	1,806	2,150	268	2,418
Transfer to retained earnings		—	—	—	—	—	(210)	—	210	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	(676)	(676)	(248)	(924)
Purchase/reissuance own/non-controlling shares	22	—	—	—	—	—	—	(384)	—	(384)	10	(374)
Own shares delivered		—	—	—	—	—	—	22	(22)	—	—	—
Share-based payments		—	—	—	—	—	—	—	32	32	—	32
Acquisition of non-controlling interests without a change in control		—	—	—	—	—	—	—	4	4	(2)	2
Changes in consolidation		—	—	—	—	—	—	—	—	—	464	464
Balance as at 31 December 2015		922	2,701	(1,017)	(47)	122	719	(432)	10,567	13,535	1,535	15,070

Financial statements

Consolidated Statement of Changes in Equity continued

In millions of EUR	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2016		922	2,701	(1,017)	(47)	122	719	(432)	10,567	13,535	1,535	15,070
Profit		—	—	—	—	—	153	—	1,387	1,540	199	1,739
Other comprehensive income	24	—	—	(812)	46	140	—	—	(254)	(880)	(49)	(929)
Total comprehensive income		—	—	(812)	46	140	153	—	1,133	660	150	810
Transfer to/(from) retained earnings		—	—	—	—	—	(34)	—	34	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	(786)	(786)	(261)	(1,047)
Purchase/reissuance own/non-controlling shares	22	—	—	—	—	—	—	(39)	—	(39)	8	(31)
Own shares delivered		—	—	—	—	—	—	28	(28)	—	—	—
Share-based payments		—	—	—	—	—	—	—	13	13	—	13
Acquisition of non-controlling interests without a change in control	6	—	—	—	—	—	—	—	(145)	(145)	(144)	(289)
Changes in consolidation		—	—	—	—	—	—	—	—	—	47	47
Balance as at 31 December 2016		922	2,701	(1,829)	(1)	262	838	(443)	10,788	13,238	1,335	14,573

Notes to the Consolidated Financial Statements

1. Reporting entity

Heineken N.V. (the ‘Company’) is a company domiciled in the Netherlands. The address of the Company’s registered office is Tweede Weteringplantsoen 21, Amsterdam. The consolidated financial statements of the Company as at and for the year ended 31 December 2016 comprise the Company, its subsidiaries (together referred to as ‘HEINEKEN’ and individually as ‘HEINEKEN’ entities) and HEINEKEN’s interest in jointly controlled entities and associates. The Company is registered in the Trade Register of Amsterdam No. 33011433. HEINEKEN is primarily involved in the brewing and selling of beer.

2. Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) effective year-end 2016 have been adopted by the EU. Consequently, the accounting policies applied by the Company also comply fully with IFRS as issued by the IASB.

The consolidated financial statements have been prepared by the Executive Board of the Company and authorised for issue on 14 February 2017 and will be submitted for adoption to the Annual General Meeting of Shareholders on 20 April 2017.

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

Note 15 Intangible assets

Note 16 Investments in associates and joint ventures

Note 17 Other investments and receivables

Note 18 Deferred tax assets and liabilities

Note 26 Employee benefits

Note 28 Provisions

Note 29 Trade and other payables

Note 30 Financial risk management and financial instruments

Note 32 Contingencies

(e)	Changes in accounting policies

(i)	Netting cash pooling arrangements with legally enforceable rights to offset

HEINEKEN previously presented the cash and overdraft balances within cash pooling arrangements on a net basis in the statement of financial position, based on the legally enforceable right to offset and the intention to settle on a net basis. In March 2016 the IFRS Interpretations Committee (IFRIC) decided on when and whether entities are able to offset balances in accordance with IAS 32. HEINEKEN has revised its accounting policy accordingly, by applying the stricter IFRIC interpretation on the intention to settle on a net basis.

This change in accounting policy has been accounted for retrospectively and as a result of this, the amount of ‘Cash and cash equivalents’ and ‘Bank overdrafts and commercial papers’ increased by EUR2,408 million as per 31 December 2015. Legal offset rights for the cash pooling arrangements continue to be in place. The amount subject to legal offset rights, but not netted in the statement of financial position is EUR1,489 million per 31 December 2016. If netted, ‘Cash and cash equivalents’ would amount to EUR1,546 million and ‘Bank overdrafts and commercial papers’ to EUR180 million. Refer to note 21 for further details. The Net interest-bearing debt position remains unchanged.

(ii)	Other changes

HEINEKEN has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of 1 January 2016:

•	Disclosure Initiative (amendments to IAS 1)

•	Regulatory Deferral Accounts (IFRS 14)

•	Accounting for Acquisitions of Interests in Joint Operations (amendments to IFRS 11)

•	Bearer Plants (amendments to IAS 16 and IAS 41)

•	Classification of Acceptable Methods of Depreciation and Amortisation (amendments to IAS 16 and IAS 38)

•	Applying the consolidation exemption (amendment to IFRS 10, IFRS 12 and IAS 28)

•	Equity method in separate financial statements (amendments to IAS 27)

•	Annual Improvements to IFRS’s 2012-2014 Cycle

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

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Euro at exchange rates at the reporting date. The income and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to Euro at exchange rates approximating to the exchange rates ruling at the dates of the transactions. Group entities, with a functional currency being the currency of a hyperinflationary economy, first restate their financial statements in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies. The related income, costs and balance sheet amounts are translated at the foreign exchange rate ruling at the balance sheet date.

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

The following exchange rates, for the most important countries in which HEINEKEN has operations, were used while preparing these consolidated financial statements:

In EUR	Year-end 2016	Year-end 2015	Year-end 2014	Average 2016	Average 2015	Average 2014
Brazilian Real (BRL)	0.2915	0.2319	0.3105	0.2592	0.2705	0.3202
Great Britain Pound (GBP)	1.1680	1.3625	1.2839	1.2209	1.3772	1.2403
Mexican Peso (MXN)	0.0463	0.0530	0.0560	0.0484	0.0568	0.0566
Nigerian Naira (NGN)	0.0030	0.0046	0.0049	0.0036	0.0047	0.0048
Polish Zloty (PLN)	0.2260	0.2357	0.2340	0.2292	0.2390	0.2389
Russian Ruble (RUB)	0.0156	0.0124	0.0138	0.0135	0.0147	0.0196
Singapore Dollar (SGD)	0.6564	0.6486	0.6227	0.6547	0.6556	0.5943
United States Dollar (USD)	0.9487	0.9185	0.8237	0.9036	0.9011	0.7527
Vietnamese Dollar in 1,000 (VND)	0.0417	0.0409	0.0387	0.0404	0.0411	0.0355

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

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognised in profit or loss. The hedged item is also stated at fair value in respect of the risk being hedged; the gain or loss attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item.

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

Land, except for financial leases on land over the contractual period, is not depreciated as it is deemed to have an infinite life. Depreciation on other P, P & E is charged to profit or loss on a straight-line basis over the estimated useful lives of items of P, P & E, and major components that are accounted for separately, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Assets under construction are not depreciated. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that HEINEKEN will obtain ownership by the end of the lease term. The estimated useful lives for the current and comparative years are as follows:

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

Amortisation is calculated over the cost of the asset, or other amount substituted for cost, less its residual value. Intangible assets with a finite life are amortised on a straight-line basis over their estimated useful lives from the date they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

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

The recoverable amount of an asset or CGU is the higher of an asset’s fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

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

An impairment loss is recognised in profit or loss if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses recognised in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

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

(j)	Assets or disposal groups classified as held for sale

Assets or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are measured at the lower of their carrying amount and fair value less costs of disposal. Any impairment loss on a disposal group is first allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets and employee defined benefit plan assets, which continue to be measured in accordance with HEINEKEN’s accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

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

HEINEKEN’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any defined benefit plan assets is deducted. The discount rate is the yield at balance sheet date on high-quality credit-rated bonds that have maturity dates approximating to the terms of HEINEKEN’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

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

As from 1 January 2005, HEINEKEN established a share plan for the Executive Board and, as from 1 January 2006, HEINEKEN also established a share plan for senior management (refer to note 27).

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

At each balance sheet date, HEINEKEN revises its estimates of the number of share rights that are expected to vest, for the 100 per cent internal performance conditions of the running share plans for the senior management members and the Executive Board. It recognises the impact of the revision of original estimates (only applicable for non-market performance conditions, if any) in profit or loss, with a corresponding adjustment to equity.

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

A provision for onerous contracts is recognised when the expected benefits to be derived by HEINEKEN from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract and taking into consideration any reasonably obtainable sub-leases for onerous lease contracts. Before a provision is established, HEINEKEN recognises any impairment loss on the assets associated with that contract.

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

•

temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that HEINEKEN is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future

•	taxable temporary differences arising on the initial recognition of goodwill

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow the manner in which HEINEKEN expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

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

Deferred tax is provided for on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by HEINEKEN and it is probable that the temporary difference will not reverse in the foreseeable future.

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

In determining the amount of current and deferred income tax, HEINEKEN takes into account the impact of uncertain income tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes HEINEKEN to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the income tax expense in the period that such a determination is made.

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

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2016, which HEINEKEN has not applied in preparing these consolidated financial statements.

IFRS 9, published in July 2014, replaces existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. HEINEKEN will implement IFRS 9 per 1 January 2018. Based on preliminary assessments HEINEKEN is expecting IFRS 9 will have limited impact on its consolidated financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’, published in May 2014, establishes a framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance and will be implemented by HEINEKEN per 1 January 2018. HEINEKEN has started workshops with key Operating Companies (OpCos) to identify the areas where IFRS 15 changes the current accounting policies. HEINEKEN also provided training to all OpCos and made a high level impact assessment. Based on these preliminary assessments HEINEKEN concluded that IFRS 15 impacts the presentation in profit or loss of ‘payments to customers for services received’, such as payments to customers for marketing support. Most of these marketing support payments are currently classified as marketing expenses, but could be considered a reduction of revenue under IFRS 15 if the fair value of the service received cannot be reasonably estimated. The impact of the standard will be further investigated in 2017.

IFRS 16 ‘Leases’, published in January 2016, establishes a revised framework for determining whether a lease is recognised on the (Consolidated) Statement of Financial Position. It replaces existing guidance on leases, including IAS 17. HEINEKEN expects to implement IFRS 16 per 1 January 2019. In 2016, HEINEKEN has completed an internal questionnaire and has started to collect rental and lease contracts from the OpCos. HEINEKEN is currently in the process of determining to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect HEINEKEN’s profit and classification of cash flows. Operating leases that will be recorded on HEINEKEN’s balance sheet as a result of IFRS 16 will mainly be for offices, warehouses, pubs, stores, cars and (forklift) trucks. HEINEKEN will further analyse the lease contracts in 2017 to prepare an initial impact assessment.

The following new or amended standards are not expected to have a significant impact of HEINEKEN consolidated financial statements:

•	Disclosure Initiative (amendments to IAS 7)

•	Recognition of deferred tax assets for unrealised losses (amendments to IAS 12)

•	Classification and measurement of Share-based Payments (amendments to IFRS 2)

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

The fair value of brands acquired in a business combination is based on the ‘relief from royalty’ method or determined using the multi-period excess earnings method. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of reacquired rights and other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

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

5.	Operating segments

HEINEKEN distinguishes the following five reportable segments:

•	Africa, Middle East & Eastern Europe*

•	Americas

•	Asia Pacific

•	Europe

•	Head Office and Other/eliminations

*	Within the Africa, Middle East & Eastern Europe segment, Eastern Europe consists of Belarus and Russia

The first four reportable segments as stated above are HEINEKEN’s business regions. These business regions are each managed separately by a Regional President. The Regional President is directly accountable for the functioning of the segment’s assets, liabilities and results of the region and reports regularly to the Executive Board (the chief operating decision-maker) to discuss operating activities, regional forecasts and regional results. The Head Office operating segment falls directly under the responsibility of the Executive Board. The Executive Board reviews the performance of the segments based on internal management reports on a monthly basis.

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

Inter-segment pricing is determined on an arm’s length basis. As net finance expenses and income tax expenses are monitored on a consolidated level (and not on an individual regional basis) and regional presidents are not accountable for that, net finance expenses and income tax expenses are not provided for the reportable segments.

Information about reportable segments

		Europe			Americas
In millions of EUR	Note	2016	2015	2014[4]	2016	2015	2014
Revenue
Third party revenue[1]		9,422	9,510	9,077	5,200	5,154	4,626
Interregional revenue		690	717	684	3	5	5
Total revenue		10,112	10,227	9,761	5,203	5,159	4,631

Other income	8	39	34	76	12	6	7
Results from operating activities		1,208	1,039	1,054	883	807	660
Net finance expenses	12
Share of profit of associates and joint ventures and impairments thereof	16	13	16	33	69	74	60
Income tax expense	13
Profit
Attributable to:
Equity holders of the Company (net profit)
Non-controlling interests

EBIT reconciliation
EBIT[2]		1,221	1,055	1,087	952	881	720
Eia[2]		54	159	42	149	97	121
EBIT (beia)[2]		1,275	1,214	1,129	1,101	978	841

Current segment assets[3]		2,898	3,392	4,182	2,003	1,814	2,261
Non-current segment assets		10,047	10,605	10,070	5,854	5,877	5,382
Investments in associates and joint ventures		162	190	301	1,203	1,098	792
Total segment assets		13,107	14,187	14,553	9,060	8,789	8,435
Unallocated assets
Total assets

Segment liabilities[3]		4,804	5,193	6,071	1,383	1,354	1,199
Unallocated liabilities
Total equity
Total equity and liabilities

Purchase of P, P & E	14	533	548	504	502	369	291
Acquisition of goodwill	15	6	51	100	4	132	—
Purchases of intangible assets	15	40	22	13	22	14	13
Depreciation of P, P & E	14	(487)	(517)	(490)	(230)	(226)	(219)
(Impairment) and reversal of impairment of P, P & E	14	11	(23)	(3)	10	—	—
Amortisation intangible assets	15	(60)	(69)	(57)	(97)	(96)	(92)
(Impairment) and reversal of impairment of intangible assets	15	—	(4)	—	—	—	—

[1]	Includes other revenue of EUR343 million in 2016, EUR386 million in 2015 and EUR377 million in 2014.
[2]	Note that these are non-GAAP measures.
[3]

Comparatives for 2015 and 2014 current segment assets and segment liabilities are revised to reflect the change in accounting policy on netting cash and overdraft balances in cash pooling arrangements with legally enforceable rights to offset.

[4]	As disclosed in the 2015 financial statements the 2014 numbers have been revised to reflect the change in regional segmentation.

		Africa, Middle East & Eastern Europe			Asia Pacific			Head Office & Other/eliminations			Consolidated
In millions of EUR	Note	2016	2015	2014[4]	2016	2015	2014	2016	2015	2014[4]	2016	2015	2014
Revenue
Third party revenue[1]		3,200	3,260	3,186	2,891	2,480	2,087	79	107	281	20,792	20,511	19,257
Interregional revenue		3	3	3	3	3	1	(699)	(728)	(693)	—	—	—
Total revenue		3,203	3,263	3,189	2,894	2,483	2,088	(620)	(621)	(412)	20,792	20,511	19,257

Other income	8	1	51	10	1	(62)	—	(7)	382	—	46	411	93
Results from operating activities		38	487	620	710	417	407	(84)	325	39	2,755	3,075	2,780
Net finance expenses	12										(493)	(409)	(488)
Share of profit of associates and joint ventures and impairments thereof	16	49	52	28	19	30	29	—	—	(2)	150	172	148
Income tax expense	13										(673)	(697)	(732)
Profit											1,739	2,141	1,708
Attributable to:
Equity holders of the Company (net profit)											1,540	1,892	1,516
Non-controlling interests											199	249	192
											1,739	2,141	1,708

EBIT reconciliation
EBIT[2]		87	539	648	729	447	436	(84)	325	37	2,905	3,247	2,928
Eia[2]		337	92	51	217	288	146	38	(325)	(20)	795	311	340
EBIT (beia)[2]		424	631	699	946	735	582	(46)	—	17	3,700	3,558	3,268

Current segment assets[3]		1,303	1,423	1,494	1,150	1,042	838	826	635	1,817	8,180	8,306	10,592
Non-current segment assets		2,620	3,186	2,872	8,668	8,107	6,881	775	1,080	845	27,964	28,855	26,050
Investments in associates and joint ventures		221	217	253	552	417	621	27	63	66	2,165	1,985	2,033
Total segment assets		4,144	4,826	4,619	10,370	9,566	8,340	1,628	1,778	2,728	38,309	39,146	38,675
Unallocated assets											1,012	976	674
Total assets											39,321	40,122	39,349

Segment liabilities[3]		1,154	1,305	1,107	864	748	600	2,110	2,654	4,296	10,315	11,254	13,273
Unallocated liabilities											14,433	13,798	12,624
Total equity											14,573	15,070	13,452
Total equity and liabilities											39,321	40,122	39,349

Purchase of P, P & E	14	436	432	467	281	284	243	5	7	14	1,757	1,640	1,519
Acquisition of goodwill	15	4	44	—	11	392	—	—	—	—	25	619	100
Purchases of intangible assets	15	9	4	2	5	2	1	33	51	28	109	93	57
Depreciation of P, P & E	14	(299)	(286)	(261)	(131)	(110)	(83)	(16)	(12)	(27)	(1,163)	(1,151)	(1,080)
(Impairment) and reversal of impairment of P, P & E	14	(276)	(33)	(3)	(19)	(15)	(2)	—	—	—	(274)	(71)	(8)
Amortisation intangible assets	15	(9)	(16)	(9)	(181)	(169)	(148)	(21)	(18)	(25)	(368)	(368)	(331)
(Impairment) and reversal of impairment of intangible assets	15	(1)	—	(18)	(11)	—	—	—	—	—	(12)	(4)	(18)

Reconciliation of segment profit or loss

In the internal management reports, HEINEKEN measures its performance primarily based on EBIT and EBIT beia (before exceptional items and amortisation of acquisition-related intangible assets). Both are non-GAAP measures not calculated in accordance with IFRS. Beia adjustments are also applied on profit metrics. The presentation of these financial measures may not be comparable to similarly titled measures reported by other companies due to differences in the ways the measures are calculated.

The table below presents the reconciliation of EBIT (beia) to profit before tax

In millions of EUR	2016	2015	2014
EBIT (beia)	3,700	3,558	3,268
Exceptional items and amortisation of acquisition-related intangible assets included in EBIT	(795)	(311)	(340)
EBIT	2,905	3,247	2,928
Net finance expenses	(493)	(409)	(488)
Profit before income tax	2,412	2,838	2,440

Exceptional items and amortisation of acquisition-related intangibles (Eia) in net profit

The table below provides an overview of the exceptional items and amortisation of acquisition-related intangibles in HEINEKEN’s net profit:

In millions of EUR	2016	2015	2014
Profit attributable to equity holders of the Company (net profit)	1,540	1,892	1,516
Amortisation of acquisition-related intangible assets included in EBIT	315	321	291
Exceptional items included in EBIT	480	(10)	49
Exceptional items included in net finance expenses/(income)	25	(18)	(1)
Exceptional items included in income tax expense	(196)	(124)	(52)
Exceptional items included in non-controlling interest	(66)	(13)	(45)
Net profit (beia)	2,098	2,048	1,758

The 2016 exceptional items and amortisation of acquisition-related intangibles on net profit amounts to EUR558 million (2015: EUR156 million, 2014: EUR242 million). This amount consists of:

•

EUR315 million (2015: EUR321 million, 2014: EUR291 million) of amortisation of acquisition-related intangibles recorded in EBIT. EUR10 million (2015: EUR6 million, 2014: EUR8 million) of this amount is included in share of net profit of associates and joint ventures.

•

EUR480 million (2015: EUR10 million income, 2014: EUR49 million expense) of exceptional items recorded in EBIT. This includes restructuring expenses of EUR80 million (2015: EUR106 million, 2014: EUR111 million), impairments of EUR328 million (2015: EUR78 million, 2014: EUR21 million) of which EUR286 million relates to The Democratic Republic of Congo (DRC). Other exceptional expenses in EBIT amounted to EUR72 million (2015: EUR194 million income, 2014: EUR83 million income). This includes asset write downs and the recording of provisions for an amount of EUR62 million (2015: EUR79 million, 2014: nil) and the EUR379 million disposal gain for EMPAQUE in 2015.

•	EUR25 million (2015: EUR18 million income, 2014: EUR1 million income) of exceptional items in net finance expenses, mainly related to the currency impact on dividend receivables from Nigeria.

•

EUR196 million (2015: EUR124 million, 2014: EUR52 million) in income tax expense includes the tax impact on amortisation of acquisition-related intangible assets of EUR73 million (2015: EUR75 million, 2014: EUR72 million), the tax impact on exceptional items of EUR36 million (2015: EUR58 million, 2014: EUR6 million) and exceptional income tax items of EUR87 million (2015: EUR9 million, 2014: EUR26 million expense), mainly relating to previously unrecognised deferred tax assets in 2016.

•	Total amount of Eia allocated to non-controlling interest amounts to EUR66 million (2015: EUR13 million, 2014: EUR45 million).

6. Acquisitions and disposals of subsidiaries and non-controlling interests

Acquisition of subsidiaries

During 2016, HEINEKEN completed several immaterial acquisitions, amongst others in the Philippines.

Accounting for prior year acquisitions

The accounting for the acquisitions of Heineken South Africa (Pty) Limited (formerly known as DHN Drinks (Pty) Limited) and Sedibeng Brewery (Pty) Limited (South Africa), Desnoes & Geddes (Jamaica), GAPL Pte Ltd (Malaysia) and Pivovarna Lasko (Slovenia) has been finalised in the fourth quarter of 2016 without any significant adjustments.

Acquisitions of non-controlling interests

During 2016 HEINEKEN acquired 22.5 per cent of the floating shares in Desnoes & Geddes (‘D&G’). HEINEKEN owned a 95.8 per cent stake in D&G as at 31 December 2016. Furthermore, during 2016 HEINEKEN acquired the remaining 46.6% floating shares in Pivovarna Lasko Union, d.o.o. (formerly known as Pivovarrna Laško d.d.). The consideration paid for the acquisition of non-controlling interests in 2016 and the related equity impact (result of buy out) are disclosed in the table below:

In millions of EUR	Consideration paid	Value of non- controlling interest	Result buy-out
Desnoes & Geddes (Jamaica)	150	85	65
Pivovarna Lasko (Slovenia)	104	54	50
Other	40	5	35

Total	294	144	150

Disposal of Distribev

On 1 February 2016, HEINEKEN completed the sale of 80% in Distribev Sp. z o.o., Grupa Żywiec S.A.’s local sales and distribution company serving the traditional trade and horeca market, to the Orbico Group. A EUR8 million pre-tax gain was recorded in other income.

7. Assets or disposal groups classified as held for sale

The assets and liabilities below are classified as held for sale following the commitment of HEINEKEN to a plan to sell these assets and liabilities. Efforts to sell the assets and liabilities classified as held for sale have commenced and are expected to be completed during 2017.

Assets and liabilities classified as held for sale

In millions of EUR	2016	2015
Current assets	13	53
Property, plant and equipment	38	67
Intangible assets	6	0
Other non-current assets	—	3
Assets classified as held for sale	57	123

Current liabilities	(11)	(31)
Non-current liabilities	(6)	0
Liabilities classified as held for sale	(17)	(31)

In 2015, the assets and liabilities held for sale mainly related to Distribev Sp. z.o.o. (Grupa Żywiec S.A.’s sales and distribution company serving the traditional trade and horeca market) in Poland. Closing of the transaction occurred on 1 February 2016.

8. Other income

In millions of EUR	Note	2016	2015	2014
Gain on sale of property, plant and equipment		38	37	41
Gain on sale of subsidiaries, joint ventures and associates	6	8	374	52
		46	411	93

In 2015 HEINEKEN recorded a post-tax disposal gain on the divestment of EMPAQUE. Included in other income in 2014, is the gain of HEINEKEN’s PHEI in Zagorka, amounting to EUR51 million.

9. Raw materials, consumables and services

In millions of EUR	2016	2015	2014
Raw materials	1,646	1,616	1,782
Non-returnable packaging	3,187	3,049	2,551
Goods for resale	1,523	1,775	1,495
Inventory movements	(54)	(141)	(15)
Marketing and selling expenses	2,836	2,755	2,447
Transport expenses	1,100	1,139	1,050
Energy and water	476	517	548
Repair and maintenance	475	485	458
Other expenses	1,814	1,736	1,737
	13,003	12,931	12,053

Other expenses mainly include rentals of EUR302 million (2015: EUR301 million, 2014: EUR291 million), consultant expenses of EUR140 million (2015: EUR142 million, 2014: EUR179 million), telecom and office automation of EUR220 million (2015: EUR206 million, 2014: EUR199 million), distribution expenses of EUR141 million (2015: EUR135 million, 2014: EUR122 million), travel expenses of EUR148 million (2015: EUR151 million, 2014: EUR143 million) and other taxes of EUR96 million (2015: EUR144 million, 2014: EUR124 million).

10. Personnel expenses

In millions of EUR	Note	2016	2015	2014
Wages and salaries		2,158	2,178	2,107
Compulsory social security contributions		333	346	337
Contributions to defined contribution plans		48	47	42
Expenses/(income) related to defined benefit plans	26	88	78	(31)
Expenses related to other long-term employee benefits		1	3	8
Equity-settled share-based payment plan	27	42	33	48
Other personnel expenses		593	637	569
		3,263	3,322	3,080

In other personnel expenses, restructuring costs are included for an amount of EUR38 million (2015: EUR90 million, 2014: EUR101 million). Restructuring is disclosed in the provisions (refer to note 28).

The average number of full-time equivalent (FTE) employees during the year was:

	2016	2015*	2014
The Netherlands	3,907	3,936	3,897
Other Europe	24,012	25,161	24,739
Americas	20,917	20,985	22,610
Africa, Middle East and Eastern Europe	15,193	15,102	16,212
Asia Pacific	9,496	8,728	8,678
	73,525	73,912	76,136

*	Revised

11. Amortisation, depreciation and impairments

In millions of EUR	Note	2016	2015	2014
Property, plant and equipment	14	1,437	1,222	1,088
Intangible assets	15	380	372	349
		1,817	1,594	1,437

12. Net finance income and expense

Recognised in profit or loss

In millions of EUR	2016	2015	2014
Interest income	60	60	48
Interest expenses	(419)	(412)	(457)
Dividend income from available-for-sale investments	12	10	10
Gain/(loss) on disposal of available-for-sale investments	—	18	—
Net change in fair value of derivatives	19	143	173
Net foreign exchange gain/(loss)*	(114)	(179)	(205)
Unwinding discount on provisions	(1)	(3)	(5)
Interest on the net defined benefit obligation	(40)	(44)	(49)
Other	(10)	(2)	(3)
Other net finance income/(expenses)	(134)	(57)	(79)
Net finance income/(expenses)	(493)	(409)	(488)

*	Transactional foreign exchange effects of working capital

13. Income tax expense

Recognised in profit or loss

In millions of EUR	2016	2015	2014
Current tax expense
Current year	807	799	666
Under/(over) provided in prior years	(11)	(3)	(9)
	796	796	657
Deferred tax expense
Origination and reversal of temporary differences, tax losses and tax credits	(45)	(83)	53
Derecognition/(recognition) of deferred tax assets	(90)	(3)	(5)
Effect of changes in tax rates	2	20	10
Under/(over) provided in prior years	10	(33)	17
	(123)	(99)	75
Total income tax expense in profit or loss	673	697	732

Reconciliation of the effective tax rate

In millions of EUR	2016	2015	2014
Profit before income tax	2,412	2,838	2,440
Share of net profit of associates and joint ventures and impairments thereof	(150)	(172)	(148)
Profit before income tax excluding share of profit of associates and joint ventures (including impairments thereof)	2,262	2,666	2,292

	%	2016	%	2015*	%	2014
Income tax using the Company’s domestic tax rate	25.0	565	25.0	667	25.0	573
Effect of tax rates in foreign jurisdictions	(0.4)	(9)	2.1	57	3.8	87
Effect of non-deductible expenses	2.9	67	2.6	69	2.7	61
Effect of tax incentives and exempt income	(2.8)	(64)	(7.6)	(205)	(4.0)	(93)
Derecognition/(recognition)	(4.0)	(90)	(0.1)	(2)	(0.3)	(8)
Effect of unrecognised current year losses	6.8	154	2.1	56	0.7	17
Effect of changes in tax rates	0.1	2	0.8	20	0.4	10
Withholding taxes	3.1	70	1.9	50	2.6	60
Under/(over) provided in prior years	—	(1)	(1.4)	(36)	0.3	8
Other reconciling items	(1.0)	(21)	0.8	21	0.7	17
	29.7	673	26.2	697	31.9	732

The effective tax rate 2016 includes the impact of impairments for which no tax benefit could be recognised. Partly offset by the recognition of previously unrecognised deferred tax assets. The effective tax rate 2015 included the gain on sale of EMPAQUE, which was tax exempt. The effective tax rate 2014 included one-off tax items with an overall negative tax impact.

For the income tax impact on items recognised directly in equity and in other comprehensive income, please refer to note 24.

14. Property, plant and equipment

In millions of EUR	Note	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total
Cost
Balance as at 1 January 2015		4,989	7,305	5,051	793	18,138
Changes in consolidation		256	280	132	22	690
Purchases		84	99	428	1,029	1,640
Transfer of completed projects under construction		240	607	206	(1,053)	—
Transfer (to)/from assets classified as held for sale		(50)	(1)	(8)	—	(59)
Disposals		(54)	(126)	(354)	(3)	(537)
Effect of movements in exchange rates		15	(54)	(47)	—	(86)
Balance as at 31 December 2015		5,480	8,110	5,408	788	19,786

Balance as at 1 January 2016		5,480	8,110	5,408	788	19,786
Changes in consolidation		13	—	5	—	18
Purchases		113	163	338	1,143	1,757
Transfer of completed projects under construction		212	696	323	(1,231)	—
Transfer (to)/from assets classified as held for sale		(19)	(24)	(8)	(1)	(52)
Disposals		(58)	(131)	(620)	(4)	(813)
Effect of movements in exchange rates		(306)	(420)	(403)	(29)	(1,158)
Balance as at 31 December 2016		5,435	8,394	5,043	666	19,538

Depreciation and impairment losses
Balance as at 1 January 2015		(1,906)	(4,099)	(3,415)	—	(9,420)
Changes in consolidation		(35)	(51)	(61)	—	(147)
Depreciation charge for the year	11	(157)	(424)	(570)	—	(1,151)
Impairment losses	11	(18)	(36)	(17)	—	(71)
Transfer to/(from) assets classified as held for sale		14	—	5	—	19
Disposals		29	136	332	—	497
Effect of movements in exchange rates		(15)	22	32	—	39
Balance as at 31 December 2015		(2,088)	(4,452)	(3,694)	—	(10,234)

Balance as at 1 January 2016		(2,088)	(4,452)	(3,694)	—	(10,234)
Changes in consolidation		1	—	(2)	—	(1)
Depreciation charge for the year	11	(158)	(441)	(564)	—	(1,163)
Impairment losses	11	(50)	(229)	(16)	—	(295)
Reversal impairment losses	11	7	4	10	—	21
Transfer to/(from) assets classified as held for sale		11	23	7	—	41
Disposals		37	128	585	—	750
Effect of movements in exchange rates		70	234	271	—	575
Balance as at 31 December 2016		(2,170)	(4,733)	(3,403)	—	(10,306)

Carrying amount
As at 1 January 2015		3,083	3,206	1,636	793	8,718
As at 31 December 2015		3,392	3,658	1,714	788	9,552

As at 1 January 2016		3,392	3,658	1,714	788	9,552
As at 31 December 2016		3,265	3,661	1,640	666	9,232

Impairment losses

In 2016, a total impairment loss of EUR295 million (2015: EUR71 million, 2014: EUR8 million) was charged to profit or loss. These impairment losses mainly relate to The Democratic Republic of Congo (DRC). A slowdown of the expected future economic growth in DRC due to lower commodity prices, power constraints and lower investments and consumption resulting from political uncertainties, resulted in an impairment of assets in the cash generating unit (CGU). The impairment primarily relates to property, plant and equipment and has been recorded on the line ‘Amortisation, depreciation and impairments’ in the Income Statement. The CGU DRC is part of the Africa and Middle East and Eastern Europe segment. The determination of the recoverable amount of these assets is based on a fair value less costs of disposal (FVLCD) valuation. The FVLCD is based on a discounted ten-year cash flow forecast (level 3). The key assumptions used to determine the cash flows are based on market expectations and management’s best estimates. See the table below for the key assumptions:

in per cent	2017-2026	After that
Sales volume growth (CAGR)	3.4	0.0
Cost inflation	4.0	4.0
Discount rate - post tax	16.0	16.0

Property, plant and equipment under construction

P, P & E under construction mainly relates to extension of brewing capacity in various countries.

15. Intangible assets

In millions of EUR	Note	Goodwill	Brands	Customer- related intangibles	Contract- based intangibles	Software, research and development and other	Total
Cost
Balance as at 1 January 2015		10,803	4,072	2,174	773	514	18,336
Changes in consolidation and other transfers		611	475	333	296	18	1,733
Purchased/internally developed		—	—	—	—	93	93
Disposals		—	—	—	—	(18)	(18)
Effect of movements in exchange rates		317	30	20	32	(2)	397
Balance as at 31 December 2015		11,731	4,577	2,527	1,101	605	20,541

Balance as at 1 January 2016		11,731	4,577	2,527	1,101	605	20,541
Changes in consolidation and other transfers		25	1	15	19	—	60
Purchased/internally developed		—	1	2	12	94	109
Disposals		—	—	(2)	—	(4)	(6)
Effect of movements in exchange rates		(320)	(188)	(99)	(10)	(19)	(636)
Balance as at 31 December 2016		11,436	4,391	2,443	1,122	676	20,068

Amortisation and impairment losses
Balance as at 1 January 2015		(407)	(462)	(650)	(143)	(333)	(1,995)
Changes in consolidation		—	—	—	(1)	(1)	(2)
Amortisation charge for the year	11	—	(108)	(165)	(44)	(51)	(368)
Impairment losses	11	—	(3)	—	—	(1)	(4)
Disposals		—	—	—	—	15	15
Effect of movements in exchange rates		—	2	7	(14)	1	(4)
Balance as at 31 December 2015		(407)	(571)	(808)	(202)	(370)	(2,358)

Balance as at 1 January 2016		(407)	(571)	(808)	(202)	(370)	(2,358)
Changes in consolidation		—	—	—	—	—	—
Amortisation charge for the year	11	—	(110)	(147)	(53)	(58)	(368)
Impairment losses	11	—	(1)	(11)	—	—	(12)
Disposals		—	—	—	—	3	3
Effect of movements in exchange rates		—	26	58	(9)	16	91
Balance as at 31 December 2016		(407)	(656)	(908)	(264)	(409)	(2,644)

Carrying amount
As at 1 January 2015		10,396	3,610	1,524	630	181	16,341
As at 31 December 2015		11,324	4,006	1,719	899	235	18,183

As at 1 January 2016		11,324	4,006	1,719	899	235	18,183
As at 31 December 2016		11,029	3,735	1,535	858	267	17,424

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

In millions of EUR	2016	2015
Europe	4,788	5,060
The Americas (excluding Brazil)	2,115	2,124
Brazil	78	62
Africa, Middle East and Eastern Europe (aggregated)	414	508
Asia Pacific	3,154	3,090
Head Office	480	480
	11,029	11,324

Throughout the year, goodwill decreased mainly due to net foreign currency differences.

The recoverable amounts of the (group of) CGUs are based on value in use calculations. Value in use was determined by discounting the future cash flows generated from the continuing use of the unit using a pre-tax discount rate.

The key assumptions used for the value in use calculations are as follows:

•

Cash flows were projected based on actual operating results and the three-year business plan. Cash flows for a further seven-year period (except for Europe, where a further two-year period was applied) were extrapolated using expected annual per country volume growth rates, which are based on external sources. Management believes that this period is justified due to the long-term development of the local beer business and past experiences.

•	The beer price growth per year after the first three-year period is assumed to be at specific per country expected annual long-term inflation, based on external sources.

•

Cash flows after the first ten-year (Europe five-year) period were extrapolated using a perpetual growth rate equal to the expected annual long-term inflation, in order to calculate the terminal recoverable amount.

•	A per CGU-specific pre-tax Weighted Average Cost of Capital (WACC) was applied in determining the recoverable amount of the units.

The values assigned to the key assumptions used for the value in use calculations are as follows:

In per cent	Pre-tax WACC	Expected annual long-term inflation 2020-2026	Expected volume growth rates 2020-2026
Europe	9.3	1.8	0.5
The Americas (excluding Brazil)	13.6	3.2	3.4
Brazil	16.9	4.9	3.4
Africa, Middle East and Eastern Europe	15.4-24.4	2.7-12.2	0.7-8.7
Asia Pacific	14.5	4.6	3.2
Head Office	9.4	1.8	0.5

The outcome of these impairment tests in 2016 did not result in an impairment loss (2015: nil, 2014: nil) being charged to profit or loss.

Sensitivity to changes in assumptions

The outcome of a sensitivity analysis of a 100 basis points adverse change in key assumptions (lower growth rates or higher discount rates respectively) did not result in a materially different outcome of the impairment test.

16. Investments in associates and joint ventures

HEINEKEN has interests in a number of individually insignificant joint ventures and associates.

Summarised financial information for equity accounted joint ventures and associates

The following table includes, in aggregate, the carrying amount and HEINEKEN’s share of profit and OCI of joint ventures and associates:

	Joint ventures			Associates
In millions of EUR	2016	2015	2014	2016	2015	2014
Carrying amount of interests	2,022	1,852	1,964	144	133	69
Share of:
Profit or loss from continuing operations	124	151	135	26	21	13
Other comprehensive income	—	7	(7)	—	—	—
	124	158	128	26	21	13

17. Other investments and receivables

In millions of EUR	Note	2016	2015
Non-current other investments and receivables
Available-for-sale investments	30	427	287
Non-current derivatives	30	254	210
Loans to customers	30	58	69
Loans to joint ventures and associates	30	18	22
Long-term prepayments		145	115
Held-to-maturity investments	30	1	1
Other receivables	30	174	152
		1,077	856

Current other investments
Investments held for trading	30	—	16
		—	16

Effective interest rates on loans to customers range from 0 -16.0 per cent.

The other receivables mainly originate from the acquisition of the beer operations of FEMSA and represent a receivable on the Brazilian authorities on which interest is calculated in accordance with Brazilian legislation. Collection of this receivable is expected to be beyond a period of five years. A part of the aforementioned receivable qualifies for indemnification towards FEMSA.

HEINEKEN has interests in several entities where it has less than significant influence. These are classified as available-for-sale investments and valued based on their share price when publicly listed. For investments that are not listed fair values are established using multiples. Debt securities (which are interest-bearing) with a carrying amount of EUR15 million (2015: EUR15 million) are included in available-for-sale investments.

Sensitivity analysis – equity price risk

As at 31 December 2016, an amount of EUR342 million (2015: EUR98 million) of available-for-sale investments and investments held for trading is listed on stock exchanges. An increase or decrease of 1 per cent in the share price at the reporting date would not result in a material impact on HEINEKEN’s financial position.

18. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Net
In millions of EUR	2016	2015	2016	2015	2016	2015
Property, plant and equipment	71	54	(547)	(607)	(476)	(553)
Intangible assets	56	78	(1,402)	(1,507)	(1,346)	(1,429)
Investments	126	129	(5)	(5)	121	124
Inventories	27	28	(1)	(2)	26	26
Loans and borrowings	2	11	(32)	(23)	(30)	(12)
Employee benefits	346	334	(6)	(3)	340	331
Provisions	125	93	(45)	(42)	80	51
Other items	413	332	(180)	(134)	233	198
Tax losses carry forward	391	364	—	—	391	364
Tax assets/(liabilities)	1,557	1,423	(2,218)	(2,323)	(661)	(900)
Set-off of tax	(546)	(465)	546	465	—	—
Net tax assets/(liabilities)	1,011	958	(1,672)	(1,858)	(661)	(900)

Of the total net deferred tax assets of EUR1,011 million as at 31 December 2016 (2015: EUR958 million), EUR405 million (2015: EUR363 million) is recognised in respect of subsidiaries in various countries where there have been tax losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilise these deferred tax assets.

No deferred tax liability has been recognised in respect of undistributed earnings of subsidiaries, joint ventures and associates, net impact EUR58 million (2015: EUR50 million). This because HEINEKEN is able to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Tax losses carry forward

HEINEKEN has tax losses carry forward for an amount of EUR2,370 million as at 31 December 2016 (2015: EUR2,363 million), which expire in the following years:

In millions of EUR	2016	2015
2016	—	24
2017	20	26
2018	36	57
2019	19	16
2020	9	11
2021	61	—
After 2021 respectively 2020 but not unlimited	338	513
Unlimited	1,887	1,716
	2,370	2,363
Recognised as deferred tax assets (gross)	(1,733)	(1,564)
Unrecognised	637	799

The unrecognised losses relate to entities for which it is not probable that taxable profit will be available to offset these losses.

Movement in deferred tax balances during the year

In millions of EUR	Balance 1 January 2016	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2016
Property, plant and equipment	(553)	1	52	22	—	2	(476)
Intangible assets	(1,429)	(10)	50	40	—	3	(1,346)
Investments	124	—	(13)	17	—	(7)	121
Inventories	26	—	(1)	1	—	—	26
Loans and borrowings	(12)	—	(4)	(1)	(13)	—	(30)
Employee benefits	331	—	(28)	(13)	49	1	340
Provisions	51	—	(4)	34	—	(1)	80
Other items	198	(3)	24	20	(10)	4	233
Tax losses carry forward	364	4	13	3	—	7	391
Net tax assets/(liabilities)	(900)	(8)	89	123	26	9	(661)

In millions of EUR	Balance 1 January 2015	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2015
Property, plant and equipment	(527)	(54)	23	6	—	(1)	(553)
Intangible assets	(1,257)	(261)	(3)	91	—	1	(1,429)
Investments	123	7	(7)	2	1	(2)	124
Inventories	19	(4)	—	10	—	1	26
Loans and borrowings	(9)	—	(13)	1	6	3	(12)
Employee benefits	365	—	4	(7)	(33)	2	331
Provisions	92	2	1	(25)	—	(19)	51
Other items	175	(12)	93	10	1	(69)	198
Tax losses carry forward	177	125	(14)	11	—	65	364
Net tax assets/(liabilities)	(842)	(197)	84	99	(25)	(19)	(900)

19. Inventories

In millions of EUR	2016	2015
Raw materials	247	247
Work in progress	225	223
Finished products	479	479
Goods for resale	168	197
Non-returnable packaging	187	195
Other inventories and spare parts	312	361
	1,618	1,702

During 2016 inventories were written down by EUR19 million to net realisable value (2015: EUR23 million, 2014: nil).

20. Trade and other receivables

In millions of EUR	Note	2016	2015
Trade receivables		2,283	2,169
Other receivables		701	625
Trade receivables due from associates and joint ventures		20	27
Derivatives		48	52
	30	3,052	2,873

A net impairment loss of EUR57 million (2015: EUR61 million, 2014: EUR19 million) in respect of trade and other receivables was included in expenses for raw materials, consumables and services.

21. Cash and cash equivalents

In millions of EUR	Note	2016	2015*
Cash and cash equivalents	30	3,035	3,232
Bank overdrafts and commercial papers	25	(1,669)	(2,950)
Cash and cash equivalents in the statement of cash flows		1,366	282

*	Revised to reflect the change in accounting policy on netting cash and overdraft balances in cash pooling arrangements with legally enforceable rights to offset.

HEINEKEN has cash pooling arrangements with legally enforceable rights to offset cash and overdraft balances. Where there is an intention to settle on a net basis, cash and overdraft balances relating to the cash pooling arrangements are reported on a net basis in the statement of financial position.

The following table presents the recognised ‘Cash and cash equivalents’ and ‘Bank overdrafts and commercial papers’ and the impact of netting on the gross amounts. The column ‘Net amount’ shows the impact on HEINEKEN’s balance sheet if all amounts subject to legal offset rights had been netted.

In millions of EUR	Gross amounts	Gross amounts offset in the statement of financial position	Net amounts presented in the statement of financial position	Amounts subject to legal offset rights	Net amount
Balance as at 31 December 2016
Assets
Cash and cash equivalents	3,097	(62)	3,035	(1,489)	1,546
Liabilities
Bank overdrafts and commercial papers	(1,731)	62	(1,669)	1,489	(180)

Balance as at 31 December 2015
Assets
Cash and cash equivalents	3,677	(445)	3,232	(2,408)	824
Liabilities
Bank overdrafts and commercial papers	(3,395)	445	(2,950)	2,408	(542)

22. Capital and reserves

Share capital

As at 31 December 2016, the issued share capital comprised 576,002,613 ordinary shares (2015: 576,002,613). The ordinary shares have a par value of EUR1.60. All issued shares are fully paid. The share capital as at 31 December 2016 amounted to EUR922 million (2015: EUR922 million).

The Company’s authorised capital amounts to EUR2,500 million, consisting of 1,562,500,000 shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. In respect of the Company’s shares that are held by HEINEKEN, rights are suspended.

Share premium

As at 31 December 2016, the share premium amounted to EUR2,701 million (2015: EUR2,701 million).

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

Other legal reserves

These reserves relate to the share of profit of joint ventures and associates over the distribution of which HEINEKEN does not have control. The movement in these reserves reflects retained earnings of joint ventures and associates minus dividends received. In case of a legal or other restriction which means that retained earnings of subsidiaries cannot be freely distributed, a legal reserve is recognised for the restricted part. Furthermore, part of the reserve comprises a legal reserve for capitalised development costs.

Reserve for own shares

The reserve for the Company’s own shares comprises the cost of the Company’s shares held by HEINEKEN. As at 31 December 2016, HEINEKEN held 6,321,833 of the Company’s shares (2015: 6,318,958).

LTV

During the period from 1 January to 31 December 2016, HEINEKEN acquired 505,000 shares for an amount of EUR39 million for delivery against LTV and other share-based payment plans.

Dividends

The following dividends were declared and paid by HEINEKEN:

In millions of EUR	2016	2015	2014
Final dividend previous year EUR0.86, respectively EUR0.74 per qualifying ordinary share	490	425	305
Interim dividend current year EUR0.52, respectively EUR0.44 per qualifying ordinary share	296	251	207
Total dividend declared and paid	786	676	512

For 2016, a payment of a total cash dividend of EUR1.34 per share (2015: EUR1.30) will be proposed at the AGM. If approved, a final dividend of EUR0.82 per share will be paid on 3 May 2017, as an interim dividend of EUR0.52 per share was paid on 11 August 2016. The payment will be subject to 15 per cent Dutch withholding tax.

After the balance sheet date, the Executive Board proposed the following appropriation of profit. The dividends, taking into account the interim dividends declared and paid, have not been provided for.

In millions of EUR	2016	2015	2014
Dividend per qualifying ordinary share EUR1.34 (2015: EUR1.30)	763	741	632

Non-controlling interests

The non-controlling interests (NCI) relate to minority stakes held by third parties in HEINEKEN consolidated subsidiaries. The total non-controlling interest as at 31 December 2016 amounted to EUR1,335 million (2015: EUR1,535 million).

23. Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the period ended 31 December 2016 is based on the profit attributable to ordinary shareholders of the Company (net profit) of EUR1,540 million (2015: EUR1,892 million, 2014: EUR1,516 million) and a weighted average number of ordinary shares – basic outstanding during the year ended 31 December 2016 of 569,737,210 (2015: 572,292,454, 2014: 574,945,645). Basic earnings per share for the year amounted to EUR2.70 (2015: EUR3.31, 2014: EUR2.64).

Diluted earnings per share

The calculation of diluted earnings per share for the period ended 31 December 2016 is based on the profit attributable to ordinary shareholders of the Company (net profit) of EUR1,540 million (2015: EUR1,892 million, 2014: EUR1,516 million) and a weighted average number of ordinary shares – basic outstanding after adjustment for the dilutive effect of share based payment plan obligations of 570,370,392 (2015: 572,944,188, 2014: 576,002,613). Diluted earnings per share for the year amounted to EUR2.70 (2015: EUR3.30, 2014: EUR2.63).

Weighted average number of shares – basic and diluted

	2016	2015	2014
Total number of shares issued	576,002,613	576,002,613	576,002,613
Effect of own shares held	(6,265,403)	(3,710,159)	(1,056,968)
Weighted average number of basic shares for the year	569,737,210	572,292,454	574,945,645
Dilutive effect of share based payment plan obligations	633,182	651,734	1,056,968
Weighted average number of diluted shares for the year	570,370,392	572,944,188	576,002,613

24. Income tax on other comprehensive income

	2016			2015			2014
In millions of EUR	Amount before tax	Tax	Amount net of tax	Amount before tax	Tax	Amount net of tax	Amount before tax	Tax	Amount net of tax
Other comprehensive income
Actuarial gains and losses	(301)	49	(252)	128	(33)	95	(440)	96	(344)
Currency translation differences	(935)	27	(908)	(120)	77	(43)	590	107	697
Recycling of currency translation differences to profit or loss	—	—	—	129	—	129	—	—	—
Effective portion of net investment hedges	44	—	44	15	—	15	(6)	1	(5)
Effective portion of changes in fair value of cash flow hedges	18	(12)	6	(3)	26	23	(108)	9	(99)
Effective portion of cash flow hedges transferred to profit or loss	53	(12)	41	36	(12)	24	(5)	2	(3)
Net change in fair value available-for-sale investments	140	—	140	46	(3)	43	(4)	3	(1)
Recycling of fair value of available-for-sale investments to profit or loss	—	—	—	(16)	—	(16)	—	—	—
Share of other comprehensive income of associates/joint ventures	—	—	—	7	—	7	(7)		(7)
	(981)	52	(929)	222	55	277	20	218	238

25. Loans and borrowings

This note provides information about the contractual terms of HEINEKEN’s interest-bearing loans and borrowings. For more information about HEINEKEN’s exposure to interest rate risk and foreign currency risk, refer to note 30.

Non-current liabilities

In millions of EUR	Note	2016	2015
Unsecured bond issues		9,432	9,269
Unsecured bank loans		239	126
Secured bank loans		84	38
Other non-current interest-bearing liabilities		1,165	1,193
Non-current interest-bearing liabilities		10,920	10,626
Non-current non-interest-bearing liabilities		24	—
Non-current derivatives		10	32
Non-current liabilities		10,954	10,658

Current interest-bearing liabilities

In millions of EUR	Note	2016	2015*
Current portion of unsecured bonds issued		1,251	400
Current portion of unsecured bank loans		4	354
Current portion of secured bank loans		10	8
Current portion of other non-current interest-bearing liabilities		94	40
Total current portion of non-current interest-bearing liabilities		1,359	802
Deposits from third parties (mainly employee loans)		622	595
		1,981	1,397
Bank overdrafts and commercial papers	21	1,669	2,950
Current interest-bearing liabilities		3,650	4,347

*	Revised to reflect the change in accounting policy on netting cash and overdraft balances in cash pooling arrangements with legally enforceable rights to offset.

For further details regarding the interest-bearing liabilities refer to terms and debt repayment schedule included in this note.

Net interest-bearing debt position

In millions of EUR	Note	2016	2015*
Non-current interest-bearing liabilities		10,920	10,626
Current portion of non-current interest-bearing liabilities		1,359	802
Deposits from third parties (mainly employee deposits)		622	595
		12,901	12,023
Bank overdrafts and commercial papers	21	1,669	2,950
Market value of cross-currency interest rate swaps	30	(242)	(215)
		14,328	14,758
Cash, cash equivalents and current other investments	17/21	(3,035)	(3,248)
Net interest-bearing debt position		11,293	11,510

*	Revised to reflect the change in accounting policy on netting cash and overdraft balances in cash pooling arrangements with legally enforceable rights to offset.

Non-current liabilities

In millions of EUR	Unsecured bond issues	Unsecured bank loans	Secured bank loans	Other non-current interest-bearing liabilities	Non-current derivatives	Non-current non-interest- bearing liabilities	Total
Balance as at 1 January 2016	9,269	126	38	1,193	32	—	10,658
Consolidation changes	—	—	—	16	—	—	16
Effect of movements in exchange rates	51	5	2	18	(21)	33	88
Transfers to current liabilities	(1,173)	14	(6)	(109)	(2)	(2)	(1,278)
Proceeds	1,303	264	57	30	1	—	1,655
Repayments	(18)	(170)	(7)	(18)	—	(7)	(220)
Other	—	—	—	35	—	—	35
Balance as at 31 December 2016	9,432	239	84	1,165	10	24	10,954

Terms and debt repayment schedule

Terms and conditions of outstanding non-current and current loans and borrowings were as follows:

In millions of EUR	Category	Currency	Nominal interest rate%	Repayment	Carrying amount 2016	Face value 2016	Carrying amount 2015	Face value 2015
Unsecured bond	issue under EMTN programme	EUR	4.6	2016	—	—	400	400
Unsecured bond	issue under EMTN programme	SGD	1.4	2017	66	66	64	65
Unsecured bond	issue under EMTN programme	EUR	1.3	2018	100	100	100	100
Unsecured bond	issue under EMTN programme	SGD	2.2	2018	62	62	62	62
Unsecured bond	issue under EMTN programme	USD	1.5	2019	189	190	183	184
Unsecured bond	issue under EMTN programme	EUR	2.5	2019	847	850	845	850
Unsecured bond	issue under EMTN programme	EUR	2.1	2020	997	1,000	997	1,000
Unsecured bond	issue under EMTN programme	EUR	2.0	2021	498	500	497	500
Unsecured bond	issue under EMTN programme	EUR	1.3	2021	498	500	497	500
Unsecured bond	issue under EMTN programme	USD	3.3	2022	189	190	183	184
Unsecured bond	issue under EMTN programme	EUR	1.7	2023	140	140	140	140
Unsecured bond	issue under EMTN programme	EUR	3.5	2024	497	500	497	500
Unsecured bond	issue under EMTN programme	EUR	1.5	2024	454	460	454	460
Unsecured bond	issue under EMTN programme	EUR	2.9	2025	743	750	742	750
Unsecured bond	issue under EMTN programme	EUR	2.0	2025	224	225	224	225
Unsecured bond	issue under EMTN programme	EUR	3.5	2029	199	200	199	200
Unsecured bond	issue under EMTN programme	EUR	3.3	2033	180	180	179	180
Unsecured bond	issue under EMTN programme	EUR	2.6	2033	92	100	91	100
Unsecured bond	issue under EMTN programme	EUR	3.5	2043	75	75	75	75
Unsecured bond	issue under EMTN programme	EUR	1.0	2026	790	800	—	—
Unsecured bond	issue under EMTN programme	EUR	1.4	2027	497	500	—	—
Unsecured bond	issue under APB MTN programme	SGD	3.0-4.0	2020-2022	25	25	25	25
Unsecured bond	issue under 144A/RegS	USD	1.4	2017	1,185	1,186	1,146	1,148
Unsecured bond	issue under 144A/RegS	USD	3.4	2022	709	712	685	689
Unsecured bond	issue under 144A/RegS	USD	2.8	2023	945	949	915	919
Unsecured bond	issue under 144A/RegS	USD	4.0	2042	465	474	450	459
Unsecured bond	n.a.	EUR	3.5-4.5	2020	17	17	19	19
Unsecured bank loans	bank facilities	EUR	4.8	2016	—	—	207	207
Unsecured bank loans	bank facilities	NGN	15-17	2021	51	51	14	16
Unsecured bank loans	German Schuldschein notes	EUR	1.8-6.2	2016	—	—	111	111
Unsecured bank loans	bank facilities	MYR	3.5-4.5	2016	—	—	19	19
Unsecured bank loans	bank facilities	ZAR	8.6	2018	112	112	71	71
Unsecured bank loans	various	various	various	various	80	80	58	58
Secured bank loans	bank facilities	XOF	7.0	2026	57	56	—	—
Secured bank loans	bank facilities	ETB	9.5	2021	20	20	22	22
Secured bank loans	various	various	various	various	17	20	24	25
Other interest-bearing liabilities	2011 US private placement	GBP	7.3	2016	—	—	34	34
Other interest-bearing liabilities	2008 US private placement	USD	2.8	2017	85	85	83	83
Other interest-bearing liabilities	2008 US private placement	GBP	7.2	2018	37	37	44	44
Other interest-bearing liabilities	2010 US private placement	USD	4.6	2018	688	688	665	666
Other interest-bearing liabilities	2008 US private placement	USD	6.3	2018	369	370	357	358
Other interest-bearing liabilities	facilities from JVs	EUR	various	various	4	4	17	17
Other interest-bearing liabilities	various	various	various	various	76	76	33	33
Deposits from third parties	n.a.	various	various	various	622	622	595	595
					12,901	12,972	12,023	12,093

Financing headroom

As at 31 December 2016, no amounts were drawn on the existing revolving credit facility of EUR2,500 million. This revolving credit facility was extended by one year in May 2016 and matures in 2021. The committed financing headroom at Group level was EUR3,112 million as at 31 December 2016 and consisted of an undrawn revolving credit facility and centrally available cash, minus commercial paper in issue at Group level.

Incurrence covenant

HEINEKEN has an incurrence covenant in some of its financing facilities. This incurrence covenant is calculated by dividing net debt (excluding the market value of cross-currency interest rate swaps) by EBITDA (beia) (both based on proportional consolidation of joint ventures and including acquisitions made in 2016 on a pro-forma basis). As at 31 December 2016 this ratio was 2.3 (2015: 2.4, 2014: 2.4). If the ratio would be beyond a level of 3.5, the incurrence covenant would prevent HEINEKEN from conducting further significant debt financed acquisitions.

26. Employee benefits

In millions of EUR	2016	2015
Present value of unfunded defined benefit obligations	305	329
Present value of funded defined benefit obligations	8,865	8,544
Total present value of defined benefit obligations	9,170	8,873
Fair value of defined benefit plan assets	(7,815)	(7,661)
Present value of net obligations	1,355	1,212
Asset ceiling items	3	4
Recognised liability for defined benefit obligations	1,358	1,216
Other long-term employee benefits	62	73
	1,420	1,289

HEINEKEN makes contributions to defined benefit plans that provide pension benefits for employees upon retirement in a number of countries. The defined benefit plans in the Netherlands and the UK combined cover 88.0 per cent of the total defined benefit plan assets (2015: 88.4 per cent), 84.1 per cent of the present value of the defined benefit obligations (2015: 83.9 per cent) and 61.2 per cent of the present value of net obligations (2015: 55.2 per cent) as at 31 December 2016.

HEINEKEN provides employees in the Netherlands with an average pay pension plan based on earnings up to the legal tax limit. Indexation of accrued benefits is conditional on the funded status of the pension fund. HEINEKEN pays contributions to the fund up to a maximum level agreed with the Board of the pension fund and has no obligation to make additional contributions in case of a funding deficit. In 2016, HEINEKEN’s cash contribution to the Dutch pension plan was at the maximum level. The same level is expected to be paid in 2017.

HEINEKEN’s UK plan (Scottish & Newcastle pension plan ‘SNPP’) was closed to future accrual in 2010 and the liabilities thus relate to past service before plan closure. Based on the triennial review finalised in early 2016, HEINEKEN has renewed the funding plan (until 31 May 2023) including an annual Company contribution of GBP37.5 million in 2017, thereafter increasing with GBP1.7 million per year. Deficit payments as of 2019 will be reviewed and may be replaced following the next triennial valuation which will take place in 2019. As at 31 December 2016, the IAS 19 present value of the net obligations of SNPP represents a GBP581 million (EUR679 million) deficit. No additional liability has to be recognised as the net present value of the minimum funding requirement does not exceed the net obligation.

Other countries where HEINEKEN offers a defined benefit plan to (former) employees include: Austria (closed in 2007 to new entrants), Belgium, France, Greece (closed in 2014 to new entrants), Ireland (closed in 2012 to all future accrual), Jamaica (to be closed in 2017 to all future accrual), Mexico (plan changed to hybrid defined contribution for majority of employees in 2014), Nigeria (closed to new entrants in 2007), Portugal, Spain (closed to management in 2010) and Switzerland.

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

Other long-term employee benefits mainly relate to long-term bonus plans, termination benefits, medical plans and jubilee benefits.

Movement in net defined benefit obligation

The movement in the net defined benefit obligation over the year is as follows:

		Present value of defined benefit obligations		Fair value of defined benefit plan assets		Present value of net obligations
In millions of EUR	Note	2016	2015	2016	2015	2016	2015
Balance as at 1 January		8,873	8,909	(7,661)	(7,547)	1,212	1,362
Included in profit or loss
Current service cost		86	83	—	—	86	83
Past service cost/(credit)		1	(9)	—	—	1	(9)
Administration expense		—	—	2	6	2	6
Effect of any settlement		(1)	(2)	—	—	(1)	(2)
Expense recognised in personnel expenses	10	86	72	2	6	88	78
Interest expense/(income)	12	257	258	(217)	(214)	40	44
		343	330	(215)	(208)	128	122
Included in OCI
Remeasurement loss/(gain):
Actuarial loss/(gain) arising from
Demographic assumptions		20	(62)	—	—	20	(62)
Financial assumptions		1,080	(191)	—	—	1,080	(191)
Experience adjustments		(139)	(41)	—	—	(139)	(41)
Return on plan assets excluding interest income		—	—	(660)	166	(660)	166
Effect of movements in exchange rates		(674)	259	557	(236)	(117)	23
		287	(35)	(103)	(70)	184	(105)
Other
Changes in consolidation and reclassification		(1)	13	—	—	(1)	13
Contributions paid:
By the employer		—	—	(168)	(180)	(168)	(180)
By the plan participants		23	26	(23)	(26)	—	—
Benefits paid		(355)	(370)	355	370	—	—
		(333)	(331)	164	164	(169)	(167)
Balance as at 31 December		9,170	8,873	(7,815)	(7,661)	1,355	1,212

Defined benefit plan assets

	2016			2015
In millions of EUR	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Equity instruments:
Europe	1,092	—	1,092	746	—	746
Northern America	403	—	403	511	—	511
Japan	113	—	113	212	—	212
Asia other	47	—	47	153	—	153
Other	478	246	724	249	1	250
	2,133	246	2,379	1,871	1	1,872
Debt instruments:
Corporate bonds – investment grade	2,673	1,537	4,210	2,791	1,355	4,146
Corporate bonds – non-investment grade	297	102	399	131	178	309
	2,970	1,639	4,609	2,922	1,533	4,455
Derivatives	10	(1,389)	(1,379)	16	(1,229)	(1,213)
Properties and real estate	230	362	592	253	267	520
Cash and cash equivalents	180	116	296	195	47	242
Investment funds	711	350	1,061	1,219	292	1,511
Other plan assets	3	254	257	4	270	274
	1,134	(307)	827	1,687	(353)	1,334
Balance as at 31 December	6,237	1,578	7,815	6,480	1,181	7,661

The HEINEKEN pension funds monitor the mix of debt and equity securities in their investment portfolios based on market expectations. Material investments within the portfolio are managed on an individual basis. Through its defined benefit pension plans, HEINEKEN is exposed to a number of risks, the most significant which are detailed below:

Asset volatility

The plan liabilities are calculated using a discount rate set with reference to corporate bond yields. If the return on the plan assets is less than the return on the liabilities implied by this assumption, this will create a deficit. Both the Netherlands and the UK plans hold a significant proportion of equities, which are expected to outperform corporate bonds in the long term, while providing volatility and risk in the short term.

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

In the UK, an Asset-Liability Matching study is performed at least on a triennial basis. The ALM study is the basis for the strategic investment policies and the (long-term) strategic investment mix. This resulted in a strategic asset mix comprising 40 per cent of plan assets in liability driven investments, 19 per cent in absolute return, 20 per cent in equities (global and emerging markets), 5.5 per cent in alternatives and 15.5 per cent in private markets. The objective is to hedge 100 per cent of currency risk on developed non-GBP equity market exposures in the strategic investment mix.

Interest rate risk

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

In the Netherlands, interest rate risk is partly managed through fixed income investments. These investments match the liabilities for 22.9 per cent (2015: 22.7 per cent). In the UK, interest rate risk is partly managed through the use of a mixture of fixed income investments and interest rate swap instruments. These investments and instruments match 28 per cent of the interest rate sensitivity of the total liabilities (2015: 24.7 per cent).

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

HEINEKEN provides employees in the Netherlands with an average pay pension plan, whereby indexation of accrued benefits is conditional on the funded status of the pension fund. In the UK, inflation is partly managed through the use of a mixture of inflation-linked derivative instruments. These instruments match 41 per cent of the inflation-linked liabilities (2015: 39 per cent).

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

Principal actuarial assumptions as at the balance sheet date

Based on the significance of the Dutch and UK pension plans compared with the other plans, the table below only includes the major actuarial assumptions for those two plans as at 31 December:

	The Netherlands		UK*
In per cent	2016	2015	2016	2015
Discount rate as at 31 December	1.5	2.3	2.7	3.9
Future salary increases	2.0	2.0	—	—
Future pension increases	0.4	0.9	3.1	3.0

*	The UK plan closed for future accrual, leading to certain assumptions being equal to zero.

For the other defined benefit plans, the following actuarial assumptions apply at 31 December:

	Europe		Americas		Africa, Middle East & Eastern Europe
In per cent	2016	2015	2016	2015	2016	2015
Discount rate as at 31 December	0.6-6.8	0.8-2.3	7.0-7.6	7.0	1.5-15.5	12.0
Future salary increases	0.0-3.5	0.0-3.5	0.0-4.5	4.5	0.0-5.0	7.5
Future pension increases	0.0-1.5	0.0-1.2	0.0-3.5	3.5	0.0-3.5	3.0
Medical cost trend rate	0.0-4.5	0.0-4.5	0.0-5.0	5.1	0.0-5.0	4.5

Assumptions regarding future mortality rates are based on published statistics and mortality tables. For the Netherlands, the rates are obtained from the ‘AG-Prognosetafel 2016’, fully generational. Correction factors from Towers Watson are applied on these rates. For the UK, the future mortality rates are obtained by applying the Continuous Mortality Investigation 2014 projection model with an assumed long term rate of 1.5 per cent p.a. to the Self-Administered Pension Schemes Series 2 (year of birth) tables with a 112 per cent (male)/109 per cent (female) weighting for pensioners and a 105 per cent (male)/106 per cent (female) weighting for non-pensioners.

The weighted average duration of the defined benefit obligation at the end of the reporting period is 18 years.

HEINEKEN expects the 2017 contributions to be paid for the defined benefit plans to be in line with 2016.

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	31 December 2016		31 December 2015
Effect in millions of EUR	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Discount rate (0.5% movement)	(695)	798	(677)	771
Future salary growth (0.25% movement)	23	(22)	21	(20)
Future pension growth (0.25% movement)	332	(309)	300	(292)
Medical cost trend rate (0.5% movement)	5	(4)	6	(5)
Life expectancy (1 year)	300	(301)	287	(290)

Although the analysis does not take account of the full distribution of cash flows expected under the plan, it does provide an approximation of the sensitivity of the assumptions shown.

27. Share-based payments – Long-Term Variable Award

HEINEKEN has a performance-based share plan (Long-Term Variable award (LTV)) for the Executive Board and senior management. Under this LTV plan, share rights are conditionally awarded to incumbents on an annual basis. The vesting of these rights is subject to the performance of Heineken N.V. on specific internal performance conditions and continued service over a three-year period.

The performance conditions for LTV 2014-2016, LTV 2015-2017 and LTV 2016-2018 are the same for the Executive Board and senior management and comprise solely of internal financial measures, being Organic Revenue Growth 2014-2016), Organic EBIT beia growth, Earnings Per Share (EPS) beia growth and Free Operating Cash Flow.

At target performance, 100 per cent of the awarded share rights vest. At threshold performance, 50 per cent of the awarded share rights vest. At maximum performance, 200 per cent of the awarded share rights vest for the Executive Board as well as senior managers contracted by the US, Mexico, Brazil and Singapore, and 175 per cent vest for all other senior managers.

The performance period for the aforementioned plans are:

LTV	Performance period start	Performance period end
2014-2016	1 January 2014	31 December 2016
2015-2017	1 January 2015	31 December 2017
2016-2018	1 January 2016	31 December 2018

The vesting date for the Executive Board is shortly after the publication of the annual results of 2016, 2017 and 2018 respectively and for senior management on 1 April 2017, 2018 and 2019 respectively.

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

The terms and conditions of the share rights granted are as follows:

Grant date/employees entitled	Number*	Based on share price
Share rights granted to Executive Board in 2014	51,702	49.08
Share rights granted to senior management in 2014	597,744	49.08
Share rights granted to Executive Board in 2015	54,903	58.95
Share rights granted to senior management in 2015	534,298	58.95
Share rights granted to Executive Board in 2016	34,278	78.77
Share rights granted to senior management in 2016	398,850	78.77

*	The number of shares is based on at target payout performance (100 per cent).

Under the LTV 2013-2015, a total of 58,447 (gross) shares vested for the Executive Board and 726,789 (gross) shares vested for senior management. The number of shares vested for the Executive Board relates to Mr. Jean-François van Boxmeer, as Mr. René Hooft Graafland was no longer member of the Executive Board at vesting and Ms. Laurence Debroux received LTI as per LTIP 2015-2017.

Based on the performance conditions, it is expected that approximately 786,093 shares of the LTV 2014-2016 will vest in 2017 for senior management and the Executive Board.

The number, as corrected for the expected performance for the various awards, and weighted average share price per share under the LTV of senior management and Executive Board are as follows:

	Weighted average share price 2016	Number of share rights 2016	Weighted average share price 2015	Number of share rights 2015
Outstanding as at 1 January	52.26	1,854,782	44.42	2,401,418
Granted during the year	78.77	433,128	58.95	589,201
Forfeited during the year	58.33	(121,026)	50.95	(235,289)
Vested during the year	50.47	(785,236)	35.89	(891,409)
Performance adjustment	—	491,699	—	(9,139)
Outstanding as at 31 December	60.40	1,873,347	52.26	1,854,782

Under the extraordinary share plans for senior management 24,550 shares were granted and 7,850 (gross) shares vested. These extraordinary grants only have a service condition and vest between one and five years. The expenses relating to these additional grants are recognised in profit or loss during the vesting period. Expenses recognised in 2016 are EUR1.3 million (2015: EUR1.0 million, 2014: EUR1.2 million).

Matching shares, extraordinary shares and retention share awards granted to the Executive Board and are disclosed in note 33.

Personnel expenses

In millions of EUR	Note	2016	2015	2014
Share rights granted in 2012		—	1	20
Share rights granted in 2013		—	12	17
Share rights granted in 2014		16	10	11
Share rights granted in 2015		12	10	—
Share rights granted in 2016		14	—	—
Total expense recognised in personnel expenses	10	42	33	48

28. Provisions

In millions of EUR	Restructuring	Onerous contracts	Claims and litigation	Other	Total
Balance as at 1 January 2016	132	54	122	166	474
Changes in consolidation	—	—	—	4	4
Provisions made during the year	38	23	34	66	161
Provisions used during the year	(63)	(8)	(1)	(7)	(79)
Provisions reversed during the year	(7)	(13)	(26)	(53)	(99)
Effect of movements in exchange rates	(1)	(6)	18	(15)	(4)
Unwinding of discounts	—	—	2	(3)	(1)
Balance as at 31 December 2016	99	50	149	158	456

Non-current	41	38	129	94	302
Current	58	12	20	64	154

Restructuring

The provision for restructuring of EUR99 million mainly relates to restructuring programmes in Spain and the Netherlands.

Claims and litigation

The provision for claims and litigation of EUR149 million mainly relates to the litigation inherited from the acquisition of the beer operations of FEMSA in 2010 (refer to note 32).

Other provisions

Included are, among others, surety and guarantees provided of EUR35 million (2015: EUR39 million) and provisions for other taxes of EUR56 million (2015: EUR42 million).

29. Trade and other payables

In millions of EUR	Note	2016	2015
Trade payables		2,934	2,797
Accruals and deferred income		1,263	1,270
Taxation and social security contributions		879	806
Returnable packaging deposits		628	606
Interest		129	131
Derivatives		75	89
Dividends		45	46
Other payables		271	268
	30	6,224	6,013

30. Financial risk management and financial instruments

Overview

HEINEKEN has exposure to the following risks from its use of financial instruments, as they arise in the normal course of HEINEKEN’s business:

•	Credit risk

•	Liquidity risk

•	Market risk

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

Following the economic crisis of 2008, HEINEKEN placed particular focus on strengthening credit management and a Global Credit Policy was implemented. All local operations are required to comply with the principles contained within the Global Credit Policy and develop local credit management procedures accordingly. HEINEKEN annually reviews compliance with these procedures and continuous focus is placed on ensuring that adequate controls are in place to mitigate any identified risks in respect of both customer and supplier risk.

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

Investments

HEINEKEN limits its exposure to credit risk by only investing available cash balances in deposits and liquid securities and only with counterparties that have strong credit ratings. HEINEKEN actively monitors these credit ratings.

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

Exposure to credit risk

The carrying amount of financial assets and guarantees to banks for loans represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

In millions of EUR	Note	2016	2015*
Cash and cash equivalents	21	3,035	3,232
Trade and other receivables, excluding derivatives	20	3,004	2,821
Current derivatives	20	48	52
Investments held for trading	17	—	16
Available-for-sale investments	17	427	287
Non-current derivatives and investments FVTPL	17	254	210
Loans to customers	17	58	69
Loans to joint ventures and associates	17	18	22
Held-to-maturity investments	17	1	1
Other non-current receivables	17	174	152
Guarantees to banks for loans (to third parties)	32	335	473
		7,354	7,335

*	Revised to reflect the change in accounting policy on netting cash and overdraft balances in cash pooling arrangements with legally enforceable rights to offset.

The maximum exposure to credit risk for trade and other receivables (excluding current derivatives) at the reporting date by geographic region was:

In millions of EUR	2016	2015
Europe	1,412	1,424
Americas	636	542
Africa, Middle East & Eastern Europe	444	449
Asia Pacific	349	308
Head Office and Other/eliminations	163	98
	3,004	2,821

Impairment losses

The ageing of trade and other receivables (excluding current derivatives) at the reporting date was:

In millions of EUR	Gross 2016	Impairment 2016	Gross 2015	Impairment 2015
Not past due	2,499	(32)	2,475	(54)
Past due 0 – 30 days	238	(8)	207	(13)
Past due 31 – 120 days	263	(67)	233	(64)
More than 120 days	452	(341)	347	(310)
	3,452	(448)	3,262	(441)

The movement in the allowance for impairment in respect of trade and other receivables (excluding current derivatives) during the year was as follows:

In millions of EUR	2016	2015
Balance as at 1 January	441	404
Changes in consolidation	—	7
Impairment loss recognised	106	103
Allowance used	(37)	(29)
Allowance released	(49)	(42)
Effect of movements in exchange rates	(13)	(2)
Balance as at 31 December	448	441

The movement in the allowance for impairment in respect of loans to customers during the year was as follows:

In millions of EUR	2016	2015
Balance as at 1 January	121	135
Changes in consolidation	—	1
Impairment loss recognised	1	—
Allowance used	—	—
Allowance released	(8)	(14)
Effect of movements in exchange rates	(3)	(1)

Balance as at 31 December	111	121

Impairment losses recognised for trade and other receivables (excluding current derivatives) and loans to customers are part of the other non-cash items in the consolidated statement of cash flows.

The income statement impact of EUR7 million gain (2015: EUR14 million gain, 2014: EUR4 million expense) in respect of loans to customers and EUR57 million expense (2015: EUR61 million expense, 2014: EUR19 million expense) in respect of trade and other receivables (excluding current derivatives) were included in expenses for raw materials, consumables and services.

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

Contractual maturities

The following are the contractual maturities of non-derivative financial liabilities and derivative financial assets and liabilities, including interest payments:

						2016
In millions of EUR	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Financial liabilities
Interest-bearing liabilities	(14,570)	(16,792)	(4,006)	(1,703)	(4,895)	(6,188)
Trade and other payables (excluding interest payable, dividends and derivatives and including non-current part)	(5,994)	(5,994)	(5,963)	(16)	(2)	(13)
Derivative financial assets and (liabilities)
Interest rate swaps used for hedge accounting (net)	242	283	17	266	—	—
Forward exchange contracts used for hedge accounting (net)	(23)	(32)	(24)	(8)	—	—
Commodity derivatives used for hedge accounting (net)	11	11	4	2	5	—
Derivatives not used for hedge accounting (net)	(13)	(14)	(14)	—	—	—
	(20,347)	(22,538)	(9,986)	(1,459)	(4,892)	(6,201)

						2015*
In millions of EUR	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Financial liabilities
Interest-bearing liabilities	(14,973)	(17,158)	(4,422)	(1,742)	(5,193)	(5,801)
Trade and other payables (excluding interest payable, dividends and derivatives and including non-current part)	(5,744)	(5,744)	(5,658)	(62)	(12)	(12)
Derivative financial assets and (liabilities)
Interest rate swaps used for hedge accounting (net)	214	265	20	15	230	—
Forward exchange contracts used for hedge accounting (net)	(2)	(16)	(12)	(4)	—	—
Commodity derivatives used for hedge accounting (net)	(70)	(70)	(42)	(20)	(8)	—
Derivatives not used for hedge accounting (net)	(1)	(1)	(1)	—	—	—
	(20,576)	(22,724)	(10,115)	(1,813)	(4,983)	(5,813)

*	Revised to reflect the change in accounting policy on netting cash and overdraft balances in cash pooling arrangements with legally enforceable rights to offset.

The total carrying amount and contractual cash flows of derivatives are included in trade and other receivables (refer to note 20), other investments (refer to note 17), trade and other payables (refer to note 29) and non-current non-interest-bearing liabilities (refer to note 25).

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
Foreign currency risk

HEINEKEN is exposed to foreign currency risk on (future) sales, (future) purchases, borrowings and dividends that are denominated in a currency other than the respective functional currencies of HEINEKEN entities. The main currencies that give rise to this risk are the US dollar, Mexican peso, Nigerian naira, British pound, Vietnamese dong and Euro.

In 2016, the year-end exchange rate of US dollar moved to 1.05 vs the year-end 2015 rate of 1.09. This change had a limited translational and transactional impact on financial statements. The Mexican peso exchange rate depreciated from 18.88 per year-end 2015 to 21.60 per year-end 2016. The transactional exchange risk was hedged in line with the hedging policy, the resulting impact was therefore mitigated. The negative translational impact was more profound. The exchange rate for Vietnamese dong slightly moved from 24.438 per year-end 2015 to 23.969 per year-end 2016, having a limited translational and transactional impact on financial statements. In June 2016, Central Bank of Nigeria officially devalued the Nigerian naira. The Nigerian naira depreciated from year-end 2015 rate of 215.98 to 332.23 per year-end 2016. This devaluation had negative translational and transactional impact on HEINEKEN’s financial statements. Following the result of the United Kingdom referendum to leave the EU, the year-end 2016 rate was 0.86 in comparison to 0.73 per year-end 2015. The transactional risk was hedged in line with the hedging policy, the resulting impact was therefore mitigated. The negative translational impact was more profound. The exchange rates mentioned in this paragraph are quoted vs Euro.

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

In respect of other monetary assets and liabilities denominated in currencies other than the functional currencies of HEINEKEN and the various foreign operations, HEINEKEN ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to foreign currency risk

HEINEKEN’s transactional exposure to the US dollar and Euro was as follows based on notional amounts. The Euro column relates to transactional exposure to the Euro within subsidiaries which are reporting in other currencies. Included in the amounts are intra-HEINEKEN cash flows.

		2016		2015
In millions	EUR	USD	EUR	USD
Financial assets	146	5,260	124	5,035
Financial liabilities	(1,291)	(6,338)	(1,080)	(6,214)
Gross balance sheet exposure	(1,145)	(1,078)	(956)	(1,179)
Estimated forecast sales next year	207	1,330	168	1,353
Estimated forecast purchases next year	(1,965)	(1,818)	(1,765)	(1,534)
Gross exposure	(2,903)	(1,566)	(2,553)	(1,360)
Net notional amounts foreign exchange contracts	433	884	406	748
Net exposure	(2,470)	(682)	(2,147)	(612)
Sensitivity analysis
Equity	(59)	(15)	(46)	(33)
Profit or loss	(4)	1	(8)	(6)

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

Swap maturity follows the maturity of the related loans and borrowings which have swap rates for the fixed leg ranging from 3.8 to 6.5 per cent (2015: from 3.8 to 7.3 per cent).

Interest rate risk – profile

At the reporting date, the interest rate profile of HEINEKEN’s interest-bearing financial instruments was as follows:

In millions of EUR	2016	2015
Fixed rate instruments
Financial assets	83	93
Financial liabilities	(11,984)	(11,057)
Net interest rate swaps	—	(42)
	(11,901)	(11,006)

Variable rate instruments
Financial assets	3,214	1,023
Financial liabilities	(2,587)	(1,508)
Net interest rate swaps	—	42
	627	(443)

Cash flow sensitivity analysis for variable rate instruments

HEINEKEN applies cash flow hedge accounting on certain floating rate financial liabilities and designates derivatives as hedging instruments. A change of 100 basis points in interest rates constantly applied during the reporting period would have increased (decreased) equity and profit or loss by the amounts shown below (after tax). This analysis assumes that all other variables, in particular foreign currency rates, remain constant and excludes any possible change in fair value of derivatives at period-end because of a change in interest rates. This analysis is performed on the same basis as for 2015.

	Profit or loss		Equity
In millions of EUR	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2016
Variable rate instruments	5	(5)	5	(5)
Net interest rate swaps	—	—	—	—
Cash flow sensitivity (net)	5	(5)	5	(5)

31 December 2015
Variable rate instruments	(4)	4	(4)	4
Net interest rate swaps	—	—	—	—
Cash flow sensitivity (net)	(4)	4	(4)	4

Commodity price risk

Commodity price risk is the risk that changes in commodity prices will affect HEINEKEN’s income. The objective of commodity price risk management is to manage and control commodity risk exposures within acceptable parameters, while optimising the return on risk. The main commodity exposure relates to the purchase of cans, glass bottles, malt and utilities. Commodity price risk is in principle addressed by negotiating fixed prices in supplier contracts with various contract durations. So far, commodity hedging with financial counterparties by HEINEKEN has been limited to aluminium hedging and to a limited extent gas and grains hedging, which are done in accordance with risk policies. HEINEKEN does not enter into commodity contracts other than to meet HEINEKEN’s expected usage and sale requirements. As at 31 December 2016, the market value of commodity swaps was EUR11 million positive (2015: EUR70 million negative).

Sensitivity analysis for aluminium hedges

The table below shows an estimated pre-tax impact of 10 per cent change in the market price of aluminium.

		Equity
In millions of EUR	10 per cent increase	10 per cent decrease
31 December 2016
Aluminium hedges	40	(40)

Cash flow hedges

The following table indicates the carrying amount of derivatives and the periods in which all the cash flows associated with derivatives that are cash flow hedges are expected to occur:

	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	2016 More than 5 years
In millions of EUR
Interest rate swaps
Assets	—	—	—	—	—	—
Liabilities	—	—	—	—	—	—
Cross-currency interest rate swaps
Assets	242	1,167	55	1,112	—	—
Liabilities	—	(885)	(38)	(847)	—	—
Forward exchange contracts
Assets	33	1,302	1,144	158	—	—
Liabilities	(56)	(1,335)	(1,169)	(166)	—	—
Commodity derivatives
Assets	24	24	12	7	5	—
Liabilities	(13)	(13)	(8)	(5)	—	—
	230	260	(4)	259	5	—

	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	2015 More than 5 years
In millions of EUR
Interest rate swaps
Assets	—	—	—	—	—	—
Liabilities	(1)	(2)	(2)	—	—	—
Cross-currency interest rate swaps
Assets	215	1,220	90	53	1,077	—
Liabilities	—	(953)	(68)	(38)	(847)	—
Forward exchange contracts
Assets	37	1,437	1,289	148	—	—
Liabilities	(39)	(1,453)	(1,301)	(152)	—	—
Commodity derivatives
Assets	1	1	1	—	—	—
Liabilities	(71)	(70)	(42)	(20)	(8)	—
	142	180	(33)	(9)	222	—

The periods in which the cash flows associated with forward exchange contracts that are cash flow hedges are expected to impact profit or loss is typically one or two months earlier than the occurrence of the cash flows as in the above table.

HEINEKEN has entered into several cross-currency interest rate swaps which have been designated as cash flow hedges to hedge the foreign exchange rate risk on the principal amount and future interest payments of its US dollar borrowings. The borrowings and the cross-currency interest rate swaps have the same critical terms.

Net investment hedges

HEINEKEN hedges its investments in certain subsidiaries by entering into local currency denominated borrowings, which mitigate the foreign currency translation risk arising from the subsidiaries net assets. These borrowings are designated as a net investment hedge. The fair value of these borrowings at 31 December 2016 was EUR506 million (2015: EUR536 million), and no ineffectiveness was recognised in profit and loss in 2016 (2015: nil, 2014: nil).

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

HEINEKEN is not subject to externally imposed capital requirements other than the legal reserves explained in note 22. Shares are purchased to meet the requirements of the share-based payment awards, as further explained in note 27. In 2015, HEINEKEN also purchased shares following the completion of the divestment of EMPAQUE in February 2015, as further explained in note 22.

Fair values

For bank loans and finance lease liabilities the carrying amount is a reasonable approximation of fair value. The fair value of the unsecured bond issues as at 31 December 2016 was EUR11,292 million (2015: EUR10,025 million) and the carrying amount was EUR10,683 million (2015: EUR9,669 million). The fair value of the other interest-bearing liabilities as at 31 December 2016 was EUR1,662 million (2015: EUR1,870 million) and the carrying amount was EUR1,597 million (2015: EUR1,759 million).

Basis for determining fair values

The significant methods and assumptions used in estimating the fair values of financial instruments reflected in the table above are discussed in note 4.

Fair value hierarchy

The tables below present the financial instruments accounted for at fair value and amortised cost by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2)

•	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3)

31 December 2016	Level 1	Level 2	Level 3
Available-for-sale investments	342	—	85
Non-current derivative assets	—	254	—
Current derivative assets	—	48	—
	342	302	85

Non-current derivative liabilities	—	(10)	—
Loans and borrowings	(11,292)	(1,662)	—
Current derivative liabilities	—	(75)	—
	(11,292)	(1,747)	—

31 December 2015	Level 1	Level 2	Level 3
Available-for-sale investments	98	105	84
Non-current derivative assets	—	210	—
Current derivative assets	—	52	—
Investments held for trading	16	—	—
	114	367	84

Non-current derivative liabilities	—	(32)	—
Loans and borrowings	(10,025)	(1,870)	—
Current derivative liabilities	—	(89)	—
	(10,025)	(1,991)	—

During the period ended 31 December 2016 there were no significant transfers between the three levels of the fair value hierarchy, except within the available-for-sale investments. Within this category the investment in Saigon Alcohol Beer and Beverages Corporation (‘SABECO’, Vietnam) has been transferred from Level 2 to Level 1 due to the fact that SABECO shares are no longer traded over-the-counter, but have become listed on the Ho Chi Minh Stock Exchange in December 2016. The transferred amount as per 31 December 2016 is EUR249 million. The fair value adjustment of EUR144 million during the year is recognised in other comprehensive income and presented within equity in the fair value reserve.

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

Level 3

Details of the determination of level 3 fair value measurements as at 31 December 2016 are set out below:

In millions of EUR	2016	2015
Available-for-sale investments based on level 3
Balance as at 1 January	84	68
Fair value adjustments recognised in other comprehensive income	(2)	16
Disposals	—	—
Transfers	3	—
Balance as at 31 December	85	84

The fair values for the level 3 available-for-sale investments are based on the financial performance of the investments and the market multiples of comparable equity securities.

31. Off-balance sheet commitments

In millions of EUR	Total 2016	Less than 1 year	1-5 years	More than 5 years	Total 2015*
Operational lease commitments	1,460	231	552	677	1,114
Property, plant and equipment ordered	128	120	8	—	293
Raw materials purchase contracts	5,287	1,569	2,455	1,263	5,989
Marketing and merchandising commitments	391	177	209	5	370
Other off-balance sheet obligations	1,542	687	509	346	1,766
Off-balance sheet obligations	8,808	2,784	3,733	2,291	9,532

Undrawn committed bank facilities	2,747	—	2,747	—	2,930

*	Revised

HEINEKEN leases buildings, cars and equipment in the ordinary course of business.

Raw material contracts include long-term purchase contracts with suppliers in which prices are fixed or will be agreed based upon predefined price formulas. These contracts mainly relate to malt, bottles and cans. The raw materials purchase commitments relates to purchase contracts with EMPAQUE which has become a third party supplier after the disposal in 2015.

During the year ended 31 December 2016, EUR302 million (2015: EUR301 million, 2014: EUR291 million) was recognised as an expense in profit or loss in respect of operating leases and rent.

On 15 December 2016 HEINEKEN has announced that following Vine Acquisitions Limited’s announcement of a recommended cash offer for Punch Taverns plc, HEINEKEN through HEINEKEN UK has agreed a back-to-back deal with Vine Acquisitions to acquire Punch Securitisation A (‘Punch A’), comprising approximately 1,900 pubs across the UK. HEINEKEN will pay an aggregate consideration of GBP305.0 million (EUR356 million as per 31 December 2016) for the shares in Punch A and assumed intercompany debts due from Punch A to Punch Taverns plc. As at 20 August external debts (nominal value) and derivatives of Punch A amounted to GBP962.3 million. On 1 November 2016, Punch Taverns plc reduced the Punch A external debt by redeeming GBP65 million of its class B4 notes. The acquisition of Punch A is subject, amongst other things, to approval by the relevant regulatory authorities.

The EUR356 million cash consideration is included in the other off-balance sheet commitments (less than 1 year).

Next to the above mentioned consideration for Punch A, other off-balance sheet obligations includes distribution and service contracts.

Committed bank facilities are credit facilities on which a commitment fee is paid as compensation for the bank’s requirement to reserve capital. The bank is legally obliged to provide the facility under the terms and conditions of the agreement.

32. Contingencies

HEINEKEN has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. For example, HEINEKEN is from time to time involved in legal and arbitration proceedings arising in the ordinary course of business. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. HEINEKEN cannot reliably estimate the likely timing and amount of resolution for the majority of these matters.

Furthermore, HEINEKEN operates in a high number of tax jurisdictions, and is subject to a wide variety of taxes per tax jurisdiction (for example excise duties, VAT, corporate income tax and local taxes). In some cases, tax legislation is highly complex and subject to interpretation. As a result, HEINEKEN is required to exercise judgement in the recognition of the probable amount of taxes payable or recoverable and determination of contingencies.

HEINEKEN’s significant contingencies are described below.

Brazil

As part of the acquisition of the beer operations of FEMSA in 2010, HEINEKEN inherited existing legal proceedings with labour unions, tax authorities and other parties of its, now wholly-owned, subsidiaries Cervejarias Kaiser Brasil and Cervejarias Kaiser Nordeste (jointly, Heineken Brasil). The proceedings have arisen in the ordinary course of business and are common to the current economic and legal environment of Brazil. The proceedings have partly been provided for (refer to note 28). The contingent amount being claimed against Heineken Brasil resulting from such proceedings as at 31 December 2016 is EUR348 million. Such contingencies were classified by legal counsel as less than probable of being settled against Heineken Brasil, but more than remote. However, HEINEKEN believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations. HEINEKEN does not expect any significant liability to arise from these contingencies. A part of the aforementioned contingencies (EUR269 million) is tax-related and qualifies for indemnification by FEMSA.

As is customary in Brazil, Heineken Brasil has been requested by the tax authorities to collateralise tax contingencies currently in litigation amounting to EUR521 million by either pledging fixed assets or entering into available lines of credit which cover such contingencies.

Guarantees

In millions of EUR	Total 2016	Less than 1 year	1-5 years	More than 5 years	Total 2015
Guarantees to banks for loans (to third parties)	335	137	187	11	473
Other guarantees	771	171	331	269	564
Guarantees	1,106	308	518	280	1,037

Guarantees to banks for loans relate to loans and advanced discounts to customers, which are given to external parties in the ordinary course of business of HEINEKEN. HEINEKEN provides guarantees to the banks to cover the risk related to these loans.

33. Related parties

Identification of related parties

HEINEKEN’s parent company is Heineken Holding N.V. HEINEKEN’s ultimate controlling party is Mrs. de Carvalho-Heineken. Our shareholder structure is set out in the section ‘Shareholder Information’.

In addition, HEINEKEN has related party relationships with its associates and joint ventures (refer to note 16), HEINEKEN pension funds (refer to note 26), Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA), employees (refer to note 25) and with its key management personnel (the Executive Board and the Supervisory Board).

Key management remuneration

In millions of EUR	2016	2015	2014
Executive Board	13.0	13.9	15.4
Supervisory Board	1.0	0.9	1.0
Total	14.0	14.8	16.4

Executive Board

The remuneration of the members of the Executive Board consists of a fixed component and a variable component. The variable component is made up of a Short-term variable pay (STV) and a Long-term variable award (LTV). The STV is based on financial and operational measures (75 per cent) and on individual leadership measures (25 per cent) as set by the Supervisory Board. For the LTV award we refer to note 27.

As at 31 December 2016, Mr. Jean-François van Boxmeer held 217,276 Company shares and Mrs. Laurence Debroux held 7,069 Company shares(2015: Mr. Jean-François van Boxmeer 179,838, Mrs. Laurence Debroux 681).

	2016			2015				2014
In thousands of EUR	J.F.M.L. van Boxmeer	L. Debroux	Total	J.F.M.L. van Boxmeer	L. Debroux	D.R. Hooft Graafland*	Total	J.F.M.L. van Boxmeer	D.R. Hooft Graafland*	Total
Fixed salary	1,200	720	1,920	1,150	421	201	1,772	1,150	650	1,800
Short-Term Variable pay	3,360	1,440	4,800	2,930	833	394	4,157	2,769	1,118	3,887
Matching share entitlement	751	322	1,073	1,353	385	182	1,920	640	517	1,157
Long-Term Variable award	3,204	711	3,915	2,706	158	1,825	4,689	2,972	1,690	4,662
Extraordinary share award/Retention bonus	—	22	22	236	124	—	360	750	—	750
Pension contributions	944	139	1,083	723	82	33	838	709	387	1,096
Other emoluments	21	160	181	21	134	7	162	21	21	42
Termination benefit	—	—	—	—	—	—	—	—	2,000	2,000
Total	9,480	3,514	12,994	9,119	2,137	2,642	13,898	9,011	6,383	15,394

*	In 2015, an estimated tax penalty of EUR2.8 million (2014: EUR1.5 million) to the Dutch tax authorities was recognised in relation to the remuneration of Mr. René Hooft Graafland. This tax was an expense to the employer and therefore not included in the table above.

The matching share entitlements for each year are based on the performance in that year. The Executive Board members receive 25% of their STV pay in (investment) shares. In addition they have the opportunity to indicate before year-end whether they wish to receive up to another 25% of their STV pay in (investment) shares. All (investment) shares are restricted for sale for five calendar years, after which they are matched 1:1 by (matching) shares. For 2016 the Executive Board members did not elect to receive additional (investment) shares, hence the ‘Matching share entitlement’ in the table above is based on a 25% investment. In 2015 the investment was 50% for both Executive Board members. In 2014 the CEO invested 25 per cent and the CFO invested 50 per cent. From an accounting perspective the corresponding matching shares vest immediately and as such a fair value of EUR1.1 million was recognised in the 2016 income statement. The matching share entitlements are not dividend-bearing during the five calendar year holding period of the investment shares. Therefore, the fair value of the matching share entitlements has been adjusted for missed expected dividends by applying a discount based on the dividend policy and vesting period.

Supervisory Board

The individual members of the Supervisory Board received the following remuneration:

In thousands of EUR	2016	2015	2014
G.J. Wijers	163	160	163
J.A. Fernández Carbajal	109	105	105
M. Das	88	85	88
M.R. de Carvalho	96	104	141
J.M. de Jong[1]	—	—	25
A.M. Fentener van Vlissingen	91	85	91
M.E. Minnick[2]	28	80	83
V.C.O.B.J. Navarre	74	70	73
J.G. Astaburuaga Sanjinés	99	96	95
H. Scheffers	83	80	81
J.M. Huët[3]	88	75	58
P. Mars-Wright[4]	49	—	—
Y. Brunini[4]	44	—	—
	1,012	940	1,003

[1]	Stepped down as at 24 April 2014
[2]	Stepped down as at 21 April 2016
[3]	Appointed as at 24 April 2014
[4]	Appointed as at 21 April 2016

Mr. Michel de Carvalho held 100,008 shares of Heineken N.V. as at 31 December 2016 (2015: 100,008 shares, 2014: 100,008 shares). As at 31 December 2016 and 2015, the Supervisory Board members did not hold any of the Company’s bonds or option rights. Mr. Michel de Carvalho held 100,008 ordinary shares of Heineken Holding N.V. as at 31 December 2016 (2015: 100,008 ordinary shares, 2014: 100,008 ordinary shares).

Other related party transactions

	Transaction value			Balance outstanding as at 31 December
In millions of EUR	2016	2015*	2014	2016	2015*
Sale of products, services and royalties
To associates and joint ventures	441	286	75	95	54
To FEMSA	797	817	857	170	137
	1,238	1,103	932	265	191

Raw materials, consumables and services
Goods for resale – joint ventures	5	2	—	—	—
Other expenses – joint ventures	370	356	—	37	24
Other expenses FEMSA	151	197	201	70	59
	526	555	201	107	83

*	Revised

Heineken Holding N.V.

In 2016, an amount of EUR1,159,905 (2015: EUR1,047,479, 2014: EUR744,285) was paid to Heineken Holding N.V. for management services for HEINEKEN.

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

34. HEINEKEN entities

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

Pursuant to the provisions of Section 357 of the Republic of Ireland Companies Act 2014, the Company irrevocably guarantees, in respect of the financial year from 1 January 2016 up to and including 31 December 2016, the liabilities referred to in Schedule 3 of the Republic of Ireland Companies Act 2014 of the wholly-owned subsidiary companies Heineken Ireland Limited, Heineken Ireland Sales Limited, The West Cork Bottling Company Limited, Western Beverages Limited, Beamish & Crawford Limited and Nash Beverages Limited.

Significant subsidiaries

Set out below are HEINEKEN’s significant subsidiaries at 31 December 2016. The subsidiaries as listed below are held by the Company and the proportion of ownership interests held equals the proportion of the voting rights held by HEINEKEN. The country of incorporation or registration is also their principal place of business. The disclosed significant subsidiaries represent the largest subsidiaries and represent an approximate total revenue of EUR13 billion and total asset value of EUR22 billion and are structural contributors to the business.

There were no significant changes to the HEINEKEN structure and ownership interests.

		Percentage of ownership
	Country of incorporation	2016	2015
Heineken International B.V.	The Netherlands	100.0	100.0
Heineken Brouwerijen B.V.	The Netherlands	100.0	100.0
Heineken Nederland B.V.	The Netherlands	100.0	100.0
Cuauhtémoc Moctezuma Holding, S.A. de C.V.	Mexico	100.0	100.0
Cervejarias Kaiser Brasil S.A.	Brazil	100.0	100.0
Heineken France S.A.S.	France	100.0	100.0
Nigerian Breweries Plc.	Nigeria	55.4	54.3
Heineken USA Inc.	United States	100.0	100.0
Heineken UK Ltd	United Kingdom	100.0	100.0
Heineken España S.A.	Spain	99.8	99.8
Heineken Italia S.p.A.	Italy	100.0	100.0
Brau Union Österreich AG	Austria	100.0	100.0
Grupa Zywiec S.A.	Poland	65.2	65.2
LLC Heineken Breweries	Russia	100.0	100.0
Heineken Vietnam Brewery Limited Company	Vietnam	60.0	60.0

Non-controlling interests

None of the non-controlling interests are considered to be material to HEINEKEN.

35. Subsequent events

On 13 February 2017, HEINEKEN announced that it had reached an agreement with Kirin Holdings Company Limited to acquire Brasil Kirin Holding S.A. for a consideration of EUR664 million (enterprise value of EUR1,025 million for HEINEKEN). Through the acquisition HEINEKEN acquires Kirin’s Brazilian activities. The transaction is expected to close in the first half of 2017.

36. Other disclosures

Remuneration

Refer to note 33 of the consolidated financial statements for the remuneration and incentives of the Executive Board and Supervisory Board.

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

Amsterdam, 14 February 2017	Executive Board	Supervisory Board
	Van Boxmeer	Wijers

	Debroux	Fernández Carbajal

Das

de Carvalho

Fentener van Vlissingen

Navarre

Astaburuaga Sanjinés

Scheffers

Huët

Mars-Wright

Brunini